Form 20-F
period 2015-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2016-03-24
CIK 844150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 2 ordinary shares, nominal value £1 per share	New York Stock Exchange
Ordinary shares, nominal value £1 per share	New York Stock Exchange*
American Depositary Shares Series F, H, L, R, S, T nd U each representing one Non-Cumulative Dollar Preference Share, Series F, H, L, R, S, T and U respectively	New York Stock Exchange
Dollar Perpetual Regulatory Tier 1 Securities	New York Stock Exchange
Floating Rate Senior Notes due 2017	New York Stock Exchange
1.875% Senior Notes due 2017	New York Stock Exchange
4.70% Subordinated Notes due 2018	New York Stock Exchange
5.625% Senior Notes due 2020	New York Stock Exchange
6.125% Senior Notes due 2021	New York Stock Exchange
6.125% Subordinated Tier 2 Notes due 2022	New York Stock Exchange
6.000% Subordinated Tier 2 Notes due 2023	New York Stock Exchange
6.100% Subordinated Tier 2 Notes due 2023	New York Stock Exchange
5.125% Subordinated Tier 2 Notes due 2024	New York Stock Exchange
Leveraged CPI Linked Securities due January 13, 2020	NYSE MKT

______________________________________

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

_____________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2020 Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025	Irish Stock Exchange Irish Stock Exchange

____________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1 each	11,624,563,916
11% cumulative preference shares	500,000
5½% cumulative preference shares	400,000
Non-cumulative dollar preference shares, Series F, H, L and R to U	133,839,880
Non-cumulative convertible dollar preference shares, Series 1	64,772
Non-cumulative euro preference shares, Series 1 to 3	2,044,418
Non-cumulative convertible sterling preference shares, Series 1	14,866
Non-cumulative sterling preference shares, Series 1	54,442

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

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management,	Not applicable
Advisers

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information
	Selected financial data	103, 140-141, 263-269, 367-380
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	37-38, 384-408

4	Information on the Company
	History and development of the Company	5, 93-96, 273, 318-319, 337, 429
	Business overview	5-33, 37-41, 93,101-102, 156, 158 160-162,
	Organisational structure	93,156, 158 160-162, Exhibit 8.1
	Property, plant and equipment	273-274, 318-319, 409

4A	Unresolved Staff Comments	Not applicable

5	Operating and Financial Review and Prospects
	Operating results	5-18, 25, 28, 30, 32, 85-89, 103-141, 240-261, 284-288, 350
	Liquidity and capital resources	138-141,154-168, 169-179, 265, 269, 313-317, 326-327, 328-331, 335, 350-351, 367-372, 379
	Research and development, patents, licences etc	Not applicable
	Trend information	5-18, 23,37-38, 102
	Off balance sheet arrangements	222, 333-334, 336-349
	Contractual obligations	174-177, 332, 336-337

6	Directors, Senior Management and Employees
	Directors and senior management	34-35, 43-48, 97
	Compensation	71-89, 286-294, 357
	Board practices	34-35, 43-69, 97
	Employees	39, 89, 94, 286
	Share ownership	79-81, 87, 257, 287

7	Major Shareholders and Related Party Transactions
	Major shareholders	98, 358, 381-382,409
	Related party transactions	357-358
	Interests of experts and counsel	Not applicable

8	Financial Information
	Consolidated statements and other financial information	103-141, 261-365, 367-368
	Significant changes	4, 98, 358

9	The Offer and Listing
	Offer and listing details	328-331, 416-417
	Plan of distribution	Not applicable
	Markets	92,415-417
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

10	Additional Information
	Share capital	Not applicable
	Memorandum and articles of association	422-429
	Material contracts	381-382
	Exchange controls	421
	Taxation	418-421
	Dividends and paying agents	Not applicable
	Statement of experts	Not applicable
	Documents on display	429
	Subsidiary information	Not applicable

11	Quantitative and Qualitative Disclosure	143-153, 189-260, 297-313, 369-379
about Market Risk

12	Description of Securities other than	383
Equity Securities

Item	Item Caption	Pages

PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	55, 58, 90-92, 262, Exhibits 12.1, 12.2

16	[Reserved]

16A	Audit Committee financial expert	56
16B	Code of ethics	39, 148, 409
16C	Principal Accountant Fees and services	55, 60, 294
16D	Exemptions from the Listing Standards	Not applicable
for Audit Committees
16E	Purchases of Equity Securities by the	Not applicable
Issuer and Affiliated Purchasers
16F	Change in Registrant’s Certifying Accountant	409
16G	Corporate Governance	47-48, 92
16H	Mine Safety Disclosure	Not applicable

PART III
17	Financial Statements	Not applicable

18	Financial Statements	261-365

19	Exhibit Index	442-443
Exhibits (including certifications)

Signature

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

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group’s (RBS) restructuring, which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBS’s CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBS’s IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations RBS’s future financial performance; the level and extent of future impairments and write-downs; including with respect to goodwill; future pension contributions and RBS’s exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the uncertainty relating to the referendum on the UK’s membership of the European Union and the consequences of it; the separation and divestment of Williams & Glyn; RBS’s ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS’s ability to achieve its capital and leverage requirements or targets which will depend on RBS’s success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition.

In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and systems, the risk of failing to prevent a failure of RBS’s IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS’s ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instrument.

Presentation of information

Presentation of information

In this document, and unless specified otherwise, the term ‘company’ or ‘RBSG’ means The Royal Bank of Scotland Group plc, ‘RBS’, ‘RBS Group’ or the ‘Group’ means the company and its subsidiaries, ‘the Royal Bank’ or ‘RBS plc’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Non-GAAP financial information

The directors manage RBS’s performance by class of business, showing certain items in separate lines, as is presented in the business review on pages 103 to 136 (the “non-statutory basis”).

The following items, which were previously reported separately after operating profit, are now reported within operating profit: Own credit adjustments; Gain/(loss) on redemption of own debt; Write-down of goodwill and Strategic disposals. RFS Holdings minority interest (RFS MI) was restated for periods up to and including 2014 only.

The non-statutory results continue to show: Own credit adjustments; Gain/(loss) on redemption of own debt; Write-down of goodwill; Strategic disposals; Restructuring costs; and Litigation and conduct costs as separate line items.

Discussion of RBS’s performance in this report presents RBS’s results on a non-statutory basis as management believes that such measures allow a more meaningful analysis of RBS’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures to the closest equivalent GAAP measure are presented throughout this document and in the segment performance on pages 110 to 136. These non-GAAP financial measures are not a substitute for GAAP measures.

The presentation of operating profit, operating expenses, total income and other performance measures excluding the impact of: Own credit adjustments; Gain/(loss) on redemption of own debt; Write-down of goodwill; Strategic disposals; Restructuring costs; and Litigation and conduct costs are a non-GAAP financial measures and are not a substitute for the equivalent GAAP measure.

The presentation of Personal & Business Banking (PBB) combines the reportable segments of UK Personal & Business Banking and Ulster Bank RoI and is a non-GAAP financial measure. The presentation of Commercial and Private Banking (CPB) combines the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI) and is also a non-GAAP financial measure.

The presentation of the cost savings against 2015 target as shown in the Strategic Report on pages 7, 17 and 20 which excludes litigation and conduct costs, restructuring costs, write down of goodwill and other intangible assets and other operating costs of William’s & Glyn is a non-GAAP financial measure.

Lastly, the liquidity coverage ratio, stressed outflow coverage, net stable funding ratio, RWAes and further metrics included in the Business review and Capital and risk management section represent non-GAAP financial measures and are being presented for informational purposes given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Recent Developments

Dividend Access Share

On 22 March 2016, the Royal Bank of Scotland Group plc paid the final dividend of £1.193 billion in respect of the Dividend Access Share to Her Majesty's Treasury ("HMT"). The dividend represents the final amount payable to HMT and effects the immediate retirement of the DAS.

This dividend payment will be reflected in our first quarter 2016 financial statements, reducing Tangible Net Asset Value per share by approximately 10 pence. The equivalent Common Equity Tier 1 impact as at FY 2015 would have been c.50bps.

On retirement, the DAS was re-designated as a single B share which will be subsequently cancelled. Following the conversion in 2015 of the B shares held by HMT into Ordinary Shares, the retirement of the DAS will complete the normalisation of RBS's capital structure.

Accelerated payments to the pension fund

Subsequently and pursuant to the Memorandum of Understanding, the bank agreed with the Trustee a Statement of Funding Principles in relation to an actuarial valuation as at 31 December 2015.  The bank and Trustee also updated the existing Schedule of Contributions and Recovery Plan to reflect the £4.2 billion contribution, which was paid during March 2016.

Foreign exchange related investigations

As previously disclosed, on 21 July 2014, the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

2015 performance

Loss attributable to ordinary shareholders	(£1,979m)	Operating profit on a non-statutory basis(1)	£4,405m
Operating loss before tax	(£2,703m)	Common Equity Tier 1 ratio (2)	15.5%
Risk-weighted assets (RWAs)	£243bn	Loan:deposit ratio (3)	89%
Short-term wholesale funding (4)	£17bn	Liquidity portfolio	£156bn
Leverage ratio (5)	5.6%	Return on tangible equity (6)	(4.7%)
Cost:income ratio	127%	Net interest margin	2.12%
Cost:income ratio – on a non-statutory basis (1)	72%

(1)	Income excludes gains on own credit adjustments of £309 million, loss on redemption of own debt £263 million and loss on strategic disposals of £157 million, and expenses excludes restructuring costs of £2,931 million, litigation and conduct costs of £3,568 million and write-down of goodwill of £498 million

(2)	End-point CRR basis.

(3)	Includes disposal groups.

(4)	Excludes repurchase agreements and stock lending and derivative collateral.

(5)	Based on end-point CRR Tier 1 capital and leverage exposure based on CRR Delegated Act.

(6)	Tangible equity is equity attributable to ordinary shareholders less intangible assets.

The Royal Bank of Scotland Group (RBS) continues to deliver on its plan to build a strong simple and fair bank for both customers and shareholders. RBS delivered against its 2015 targets.

RBS reported a loss attributable to ordinary shareholders of £1,979 million, compared with a loss of £3,470 million in 2014. This included elevated restructuring costs (£2,931 million), as the bank’s repositioning accelerated, particularly in the Corporate & Institutional Banking (CIB) business. Litigation and conduct costs (£3,568 million) increased as further steps were taken to clear legacy obstacles from RBS’s path to normalisation.

RBS continues to strengthen and reshape the balance sheet, building on a strong track record of delivery. Risk-weighted assets (RWAs) reduced 32%, or £113 billion, including £109 billion from the disposal of Citizens Financial Group and the accelerated run-down of Capital Resolution.

RBS intends to pay a final dividend on the Dividend Access Share (DAS) during the first half of 2016 subject to final Board and PRA approval, further normalising the capital structure of the bank and removing a constraint on the resumption of capital distributions.

2015 results included a charge for goodwill impairment of £498 million attributed to Private Banking; a loss on redemption of own debt of £263 million; and a gain of £1,147 million on loss of control of Citizens largely arising from the reclassification of foreign exchange reserves (£962 million).

Operating loss was £2,703 million compared with an operating profit of £2,643 million in 2014, primarily due to increased restructuring costs of £2,931 million (2014 - £1,154 million) and litigation and conduct costs of £3,568 million (2014 - £2,194 million). Operating profit excluding these restructuring costs and litigation and conduct costs, together with write down of goodwill charges of £498 million (2014 - £130 million) totalled £4,405 million compared with an operating profit of £6,056 million in 2014, lower primarily due to income attrition and disposal losses in the Capital Resolution business.

UK PBB recorded an operating profit of £1,030 million in 2015, a reduction of 9% or £103 million from 2014. This was primarily driven by lower non-interest income combined with increased restructuring costs and litigation and conduct costs. This was partially offset by a small net impairment release compared with a prior year charge. Operating profit excluding litigation and conduct costs (2015 - £972 million; 2014 - £918 million) and restructuring costs (2015 - £167 million; 2014 - £111 million) was £2,169 million, broadly stable compared with the prior year. There was a good performance in mortgages with net new lending totaling £9.3 billion, RBS’s strongest performance since 2009, albeit at lower overall margins as customers shift from standard variable rate to fixed rate products. Operating expenses were £4,177 million, remaining broadly stable against 2014. Operating expense excluding litigation and conduct costs of £972 million (2014 - £918 million) and restructuring costs of £167 million (2014 - £111 million) were 3% lower, while credit quality remained good, with modest net impairment releases.

Commercial Banking recorded an operating profit of £1,264 million, compared with £1,256 million in 2014. Deposit and lending volumes (net new lending of £3.6 billion excluding business transfers, run-off and disposals), contributed to a 1% rise in net interest income. Operating profit excluding litigation and conduct costs of £51 million (2014 - £112 million) and restructuring costs of £69 million (2014 - £108 million) was down 6% at £1,384 million, driven by a marginal fall in income reflecting margin pressure and included a Q4 2015 loss

2015 performance

of £34 million on the sale of non-strategic asset portfolios.

Ulster Bank RoI recorded an operating profit of £262 million compared with an operating profit of £489 million in 2014; the decline was primarily due to considerably lower net impairment releases in 2015. Operating profit excluding litigation and conduct costs (2015 - £13 million credit; 2014 - £19 million credit) and restructuring costs (2015 - £15 million; 2014 - £13 million) declined 45% to £264 million as net impairment releases, though still substantial, were lower than in 2014. Private Banking operating loss was £470 million compared with a profit of £99 million in 2014, while RBS International (RBSI) recorded an operating profit of £207 million, down 13%.

CIB reported an operating loss of £837 million in 2015, compared with an operating loss of £710 million in 2014, driven by lower income in line with the business’s reduced scale and risk appetite. Operating loss excluding £120 million relating to own credit adjustments (2014 - £9 million charge), restructuring costs of £524 million (2014 - £102 million) and litigation and conduct costs of £378 million (2014 - £832 million) was £55 million, compared with a profit of £233 million in 2014. Operating expenses were down 11% as CIB continues to move towards a more sustainable cost base.

Capital Resolution made an operating loss of £3,687 million, compared with a profit of £602 million in 2014. Operating loss excluding £175 million relating to own credit adjustments (2014 - £36 million charge), a loss on strategic disposals of £38 million, restructuring costs of £1,307 million (2014 - £185 million), together with litigation and conduct costs of £2,105 million (2014 - £162 million) and write-down of goodwill in 2014 of £130 million, was £412 million in 2015, compared with a profit of £1,115 million in 2014, reflecting increased disposal losses of £367 million, as it accelerated the run-down of its portfolios, reducing RWAs by almost half to £49.0 billion.

Common Equity Tier 1 (CET1) ratio improved 430 basis points to 15.5% in 2015, as RWAs declined by £113 billion, partially offset by the attributable loss and the accelerated recognition of previously committed contributions in relation to the The Royal Bank of Scotland Group Pension Fund following a change in accounting policy.

Delivering against our 2015 targets

Delivery against our 2015 targets

In 2015, RBS set out targets across its five strategic priorities, and continued its track record of delivery.

Strategy Goal	2015 targets	2015
Strength & sustainabiliy	Reduce risk-weighted assets (RWAs) to <£300 billion	£243 billion, a reduction of £113 billion.
	RCR exit substantially completed	Funded assets down 88% since initial pool of assets identified. Residual £4.6 billion of assets within Capital Resolution.
	Citizens deconsolidation	Sold full stake a year ahead of schedule, allowing full deconsolidation.
	£2 billion AT1 issuance	Successfully issued US$3.15 billion AT1 capital notes (£2 billion equivalent).
Customer experience	Improve NPS in every UK franchise	Year-on-year significant improvement in NatWest Business Banking, RBS Business Banking and Ulster Bank Personal Banking (NI).
Simplifying the bank	Reduce costs by £800 million, target exceeded and increased to >£900 million	Achieved £983 (1) million of cost savings.
Supporting growth	Lending growth in strategic segments ≥ nominal UK GDP growth	4.8% growth achieved in UK PBB and Commercial Banking in 2015, exceeding nominal UK GDP growth (2).
Employee engagement	Raise employee engagement index to within 8% of Global Financial Services (GFS) norm	Surpassed employee engagement goal, up six points to within three points of GFS.

Notes:

(1) Excluding litigation and conduct costs (2015 - £3,568; 2014 - £2,194 million), restructuring costs (2015 - £2,931 million; 2014 - £1,154 million), write down of goodwill and other intangible assets (2105 - £573 million; 2014 - £276 million) and other operating costs of Williams & Glyn (2015 - £261 million; £232 million).

(2) Preliminary estimate for nominal UK GDP growth in 2015 is 2.6% year-on-year.

Balance sheet progress

RBS continued to improve its capital strength, with the CET1 ratio increasing to 15.5% at 31 December 2015, up 430 basis points from 11.2% at 31 December 2014 and up 690 basis points from 8.6% at 31 December 2013. CET1 ratio benefited from the disposal of Citizens and Capital Resolution’s performance in running off and disposing of capital intensive assets, partly offset by the attributable loss and the pension accounting policy change.

The leverage ratio rose to 5.6% at 31 December 2015, an improvement of 140 basis points from 4.2% at 31 December 2014 and 220 basis points from 3.4% at 31 December 2013, assisted by the successful issuance of Additional Tier 1 (AT1) capital notes in August 2015 and a substantial reduction in leverage exposure to £702 billion, down £237 billion from 31 December 2014 and £380 billion from 31 December 2013. Planned 2016 issuance of £2 billion AT1 capital notes, subject to market conditions, will provide further balance sheet resilience. In addition, issuance of £3-5 billion of senior debt, eligible to meet RBS’s Minimum Requirement for Own Funds and Eligible Liabilities (MREL), is targeted from the RBS Group plc holding company, again subject to market conditions.

Progress was made in de-risking the balance sheet as the bank continued the run-down or sale of certain businesses and higher risk or capital intensive assets. RWAs decreased from £356 billion at 31 December 2014 to £243 billion at 31 December 2015.

In 2015 RBS:

•	Completed the exit from Citizens a year ahead of schedule, reducing RWAs by £63 billion in the process and underlining our commitment to a UK market focus.

•	Delivered strong progress in the first year of CIB Capital Resolution, reducing RWAs by £32.6 billion to 40.5 billion, exceeding its target RWA reduction of £25 billion. The business substantially exited the North American and Asia-Pacific (APAC) portfolios, and a partnership for our international customers was agreed with BNP Paribas as an alternative to the Global Transaction Services business. Agreed the sale of our Russian subsidiary which is due to complete in Q2 2016.

Delivering against our 2015 targets

•	Achieved the run-down target of RCR a year ahead of schedule, reducing funded assets by 88% since the original pool of assets was identified, exceeding the targeted 85%, to £4.6 billion at 31 December 2015.

•	Completed the first tranche of the international private banking business sale, with the final tranche due to complete in the first half of 2016.

•	Improved the quality of its core loan books, primarily through the sale of commercial real estate and infrastructure portfolios in Commercial Banking and a buy-to-let portfolio in Ulster Bank RoI.

•	Continued to progress the Williams & Glyn (W&G) divestment, submitting a banking license application to UK regulatory authorities in September 2015 and work continues on separation (although this will not now be achieved until after the previously announced Q1 2017). The Group remains committed to full divestment by the end of 2017.

Credit quality remained strong, with risk elements in lending (REIL) decreasing to £12.2 billion (3.9% of gross customer loans) at 31 December 2015, from £28.2 billion (6.8%) at 31 December 2014 and £39.4 billion (9.4%) at 31 December 2013. This reduction was primarily driven by disposals in Capital Resolution coupled with the recovering Irish economy.

In line with the progress to de-risk the balance sheet, committed exposures to the natural resources sectors have more than halved, with oil and gas in particular substantially reducing by 70% during 2015 to £6.6 billion. The majority of our emerging market exposures have declined following action on non-strategic activities, reducing by 75% our exposure to China and Russia. Reductions primarily reflected corporate loan portfolio disposal activity and the strategic direction of CIB.

Our funding and liquidity position remains strong, aided by the accelerated reduction of the Capital Resolution balance sheet. The liquidity coverage ratio was 136%, compared with 112% at 31 December 2014, whilst the net stable funding ratio was121% compared with 112% at 31 December 2014, both well above regulatory minima at the end of 2015.

The 2015 Bank of England stress test results concluded that RBS did not need to alter its capital plan, as sufficient steps had already been taken by RBS to strengthen its capital position.

Delivering for our customers

Delivering for our customers

Product proposition enhanced:

•	Investing in building deeper customer engagement through the launch of a new current account, ‘Reward’, which enables customers to receive 3% cashback on household bills for a monthly account fee of £3.

•	Launched an innovative new home insurance product offering customers a fixed premium for three years, which we believe is a positive departure from industry practice.

•	Committed to fair banking through making overdrafts more accessible to one million customers who are now eligible for overdrafts of £100 and £250.

•	One of the first UK banks to offer the Government-led Help to Buy: ISA as we continue to help first time buyers.

Continue to lead on collaboration and innovation:

•	Launched Royal National Institute of Blind People (RNIB) approved cards, becoming the first bank to achieve RNIB accreditation.

•	Became the first UK bank to enable customers to use only their fingerprint to log into their phone banking app via Touch ID.

•	Real time registration of our mobile banking app enabling customers to log in as they open their current account.

•	One of the first UK banks to launch Apple Pay and subsequently created an Apple Watch app.

Supporting UK entrepreneurs and businesses:

•	Opened four Entrepreneur Hubs across the UK, increasing our involvement to seven, enabling entrepreneurs and small businesses to access free office space, mentoring and financial support, with a further five hubs to be opened in 2016.

•	The Commercial Bank has issued 12,500 statements of appetite letters to our customers, offering up to £8 billion of new borrowing facilities.

Investing in our operational capabilities:

•	Enhanced our mortgage operations, including an online mortgage tracker application to improve customer experience, whilst increasing mortgage advisors by 21% from 803 to 974.

•	Employed a new automated account- opening system to improve our onboarding process, accelerating end- to-end account opening times by 50% for business customers and 30% for commercial customers.

•	Launched a new customer relationship management tool, enabling a single view of the customer.

•	Planned £3.5 billion IT investment spend committed from 2015 to 2017 to improve core infrastructure and resilience whilst addressing innovation capabilities.

•	Core technology platforms continued to be simplified with 370 applications and over 6,000 servers decommissioned.

Upgrading our points of presence:

•	Upgraded 322 branches and replaced 922 ATMs as the bank enhances customers’ experience.

•	Customers in Ireland are benefiting from a joint venture with ‘An Post’, accessing 1,140 new points of presence.

•	Continued to evolve the NatWest mobile app through Touch ID and the ability to apply for loans and savings products whilst enhancing the PAYM feature and ability to use Apple Pay. Active mobile users have increased 27% to 3.7 million in 2015.

•	Broke with tradition to open 34 of the busiest branches in the UK during bank holidays.

•	Launched an ‘online diary’ where customers can book an appointment with an advisor from the comfort of their own home.

Investing in our people:

•	Delivered leadership training to over 13,000 leaders through a comprehensive ‘Determined to Lead’ training programme.

•	Around 5,500 front line staff completed certified banking skills programmes, with a further c.11,000 enrolled.

•	Announced a target of having 30% female leaders in every business unit by 2020 and a further goal of a 50/50 spilt by 2030 across all levels of the business.

•	Became the first bank to achieve Investing in Young People Accreditation.

Government shareholding

On 4 August 2015, HM Treasury (HMT) sold 630 million RBS ordinary shares, its first sale since its initial investment in 2008.

On 8 October 2015, HMT converted the 51 billion B shares it held into 5.1 billion ordinary shares, further normalising the ownership structure of RBS. These new ordinary shares were admitted to the London Stock Exchange on 14 October 2015. HMT's economic interest was 72.6% at 31 December 2015.

Our current plan assumes that we will pay the final Dividend Access Share (DAS) dividend of £1,180 million, plus interest, during the first half of 2016, subject to final Board and PRA approval. This thereby effects the conversion of the DAS into a single ordinary share. This will further normalise the capital structure of the bank and remove a constraint on the resumption of capital distributions. The retirement of the DAS demonstrates the strategic progress of the bank and follows an initial payment of £320 million in 2014. The pro forma impact, at 31 December 2015, is approximately 50 basis points to the CET1 ratio.

2016 Targets

Pension Fund

On 27 January 2016, the bank announced a change to its pensions accounting policy; in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. As a result of this accounting change, a minimum funding requirement of £3.3 billion in respect of the Main scheme was recorded as a liability at 31 December 2015 representing the present value of deficit reduction contributions for 2016 to 2023 (£3.7 billion) less an asset ceiling of £400 million. The net post tax impact of the policy change, together with updated IAS 19 year-end scheme valuations, is approximately £1.6 billion or approximately 70 basis points on the CET1 ratio.

Separately, RBS has signed a memorandum of understanding with the RBS Group Pension Fund trustee to make a payment of £4.2 billion into the scheme. The pro-forma 2016 impact at point of payment is a further £400 million and approximately 30 basis points on the CET1 ratio.

The accelerated payment improves capital planning and resilience, bringing forward the valuation date not later than 31 December 2015. The next valuation date will take place between 31 October 2018 and 31 December 2018, with any future funding arrangements needed to be agreed with the Trustee no later than Q1 2020. This provides increased certainty on contribution commitments and the pension balance sheet position. Subject to PRA approval, the bank expects the adverse core capital impact to be partially offset by a reduction in RBS’s core capital requirements. Any such potential core capital offsets are likely to occur at the earliest 1 January 2017 and will depend on the PRA’s assessment of RBS’s core capital position at that time.

Current trading

PBB (consisting of the reportable segments UK PBB and Ulster Bank RoI) and CPB (consisting of the reportable segments Commercial Banking, Private Banking and RBSI), have traded in line with expectations in the first six weeks of 2016. CIB has had a difficult start to the year, given overall market conditions.

The net impact of lower long term yields and year to date sterling weakness have contributed to earnings volatility, reflected in certain line items such as IFRS volatility, own credit adjustments and foreign exchange gains/losses.

2016 Targets

Outlook

In our core PBB (consisting of the reportable segments UK PBB and Ulster Bank RoI) and CPB (consisting of the reportable segments of Commercial Banking, Private Banking and RBSI), we expect income to stabilise in 2016 as headwinds from low interest rates and the uncertain macroeconomic environment are balanced by strong planned volume growth, particularly in mortgages but also in core commercial lending. CIB may see some modest further income erosion. Cost savings of £800 million are planned in 2016 (in addition to the £2 billion achieved in 2014 and 2015). Our expectation is for cost reduction to exceed any income erosion across our combined core businesses.

Legacy credit portfolios have now been substantially disposed of, so we do not expect the considerable recoveries seen in 2014 and 2015 to be repeated and some portfolios may see net impairment charges. However, impairments on core portfolios are expected to remain low in 2016, with a modest overall net impairment charge for the year, though we recognise that the risk of larger single name events has increased, given the uncertain macroeconomic environment.

Previous guidance has indicated restructuring costs of approximately £5 billion and disposal losses of approximately £1.5 billion in the period 2015-19. Consistent with this, restructuring costs are expected to remain high in 2016, totalling over £1 billion. Most of the remaining signalled disposal losses are expected to be incurred in 2016 (2015 - £367 million). Capital Resolution is expected to reduce RWAs to around £30 billion by the end of 2016, ahead of our original plan, despite a more difficult economic environment for disposals, given the momentum we created in 2015, and continued substantial run-off activity.

We continue to deal with a range of uncertainties in the external environment, including those caused by the referendum on the UK’s continuing membership of the European Union. We will also have to manage conduct-related investigations and litigation, including US RMBS, throughout 2016, and substantial incremental provisions may be recognised during the year.

Work continues on the separation of Williams & Glyn, but this will now not be achieved until after Q1 2017. The Group remains committed to full divestment by the end of 2017, although it continues to face significant challenges and risks in separating the Williams & Glyn business, some of which may only emerge as various separation process phases are progressed. The Williams & Glyn separation process is a high priority for the Group and involves the diversion of Group resources away from other key areas. The associated risks are discussed in more detail in the Risk Factors on pages 384 to 409.

RBS plans to return excess capital to shareholders through dividends or buybacks, subject to Board and PRA approval at the time. Key milestones before seeking such approval for capital distributions would include, among other considerations: passing the 2016 Bank of England stress test (including our Individual Capital Guidance hurdle); operating within our capital risk appetite; passing the peak of litigation and conduct costs including US RMBS; confidence in sustainable profitability; and an assured exit of Williams & Glyn. Given the challenges in separating Williams & Glyn and the potentially elongated period to resolve US RMBS- related litigation claims and regulatory investigations, we now consider it more likely that capital distributions will resume later than Q1 2017.

Our progress in 2015

Our progress in 2015

We have a clear ambition to become No.1 for customer service, trust and advocacy. In 2015, our focus has been on Cost, Capital, Restructuring and Resilience. We have also begun the process of making RBS a simpler place to work and an easier bank to do business with.

Reward Account 3%

New banking proposition launched: ‘Reward’ offering customers 3% cashback on their household bills.

Fair Banking

Launched an innovative new home product offering customers a fixed premium for three years, which we believe is a positive departure from industry practice.

Account opening efficiency

New automated account opening process has increased our onboarding process efficiency, with end-to-end account opening times falling by 50% for business customers and 30% for Commercial customers.

Simple IT

Core technology platforms continued to be simplified with 370 applications and over 6,000 servers decommissioned.

Financial inclusion

Launched the fee-free Foundation account to better support unbanked individuals in the UK.

Innovation

First UK bank to enable customers to login to their mobile banking app using only their fingerprint.

Determined to make a difference

Comprehensive campaign started in October 2015 placing emphasis on personal determination and accountability. 13,000 leaders went through our Determined to Lead training programme to ensure a consistent approach to decision making.

Real time registration

This enables customers to have access to mobile banking as they open their current account. Active mobile users have increased 27% to 3.7 million.

Branches refurbished

Branch Transformation programme – 322 branches refurbished, 922 ATMs replaced.

Independent Lending Review (ILR)

Progress is available on rbs.com

Supporting employment

Increased the number of apprentices from 50 to over 300.

Online diary

Launched an ‘online diary’ where customers can book an appointment with an advisor from the comfort of their own home.

Entrepreneurial Hubs

In partnership with Entrepreneurial Spark, RBS has opened four Entrepreneurial Hubs across the UK, increasing our involvement to seven, enabling entrepreneurs and small businesses to access free office space, mentoring and financial support, with a further five hubs to be opened in 2016.

Accessible banking

First banking product to be awarded ‘RNIB approved’ as RBS launched new cards specifically designed for blind and partially sighted customers.

Chairman’s statement

“The Board’s strategy for this bank is straightforward: a simpler bank focused on doing fewer things, and doing them well, built around a low risk UK and Irish retail and commercial bank.”

“Our brand franchises are strong and distinctive and there is much to build on as we refocus RBS on its core markets in the British Isles.”

I took over as Chairman in September 2015, so much of the business transacted by the Board during the year predated my arrival.

For most of the year the Board was chaired by my predecessor, Philip Hampton; it is right, therefore, to begin by thanking him for his service to the company since 2009.

Philip would be the first to acknowledge that the period was not an easy one for the bank or its shareholders. The recovery from the financial crisis has taken longer than foreseen and there is still much work to be done. However, Philip led the Board with calm authority through many challenging episodes and earned the respect and gratitude of his colleagues and successive teams of executives. We all wish him well in his new role as chair of the GSK Board.

Strategy

The Board’s strategy for this bank is straightforward: a simpler bank focused on doing fewer things, and doing them well, built around a low risk UK and Irish retail and commercial bank; a stronger bank with a long term target of at least 13% CET1 ratio; and a fair bank that meets customers’ needs, with a target to be seen as the best UK bank for customer service, trust and advocacy by 2020.

I am therefore pleased to note the progress that management have made in delivering that strategy across all our businesses including the accelerated downsizing of the investment bank announced in February 2015. This reshaping exercise remains one of the foremost priorities for the Board, and while the disposal process is ahead of plan we continue to pay close attention to it. There are as many risks involved in exiting businesses as there are in entering them.

As part of the reshaping, RBS Capital Resolution (RCR) was established in 2013 to separate and wind down capital intensive assets. Rapid progress has continued during 2015, and the target of removing 85% of these assets from the balance sheet by the end of 2016 was achieved a year earlier than planned. The RCR Oversight Committee met for its final meeting in January 2016 to finalise the transfer of remaining assets and the closure of RCR.

Any company must have mixed feelings about a reduction of its activities on this scale but I note that a number of other banking groups, especially in Europe, have now reached similar conclusions about the need to cut back their investment banking activities faced with ever-increasing capital and leverage requirements and a challenging competitive environment.

I am pleased to report that one exit was successfully achieved during the year. The Board decided in 2013 that Citizens Financial Group (CFG) was not an integral part of the bank in the longer term and resolved to float it through an IPO, and eventually to sell all the equity. The sale was achieved in stages, with the final tranche sold at the end of October 2015. The outcome was a good one for the bank’s shareholders and we wish the Board of CFG success as they embark on life as a wholly independent entity.

There is one other major divestment programme under way on which important progress was made during the year. As a condition of the state aid made available to RBS in 2008 the European Commission required the bank to divest over 300 branches in the UK as a standalone banking entity to be known as Williams & Glyn.

The necessary application for a new banking licence was made in September 2015, a major step on the route to separation. While our planned separation will not now be achieved until after the previously announced Q1 2017, we remain committed to full divestment by the end of 2017. The Board exercises close oversight of this programme, which is uniquely challenging, especially from an IT perspective.

Chairman’s statement

The strategy for the remainder of the bank, including The Royal Bank of Scotland, NatWest, Coutts, Ulster Bank in Ireland, RBS International in Jersey and other linked entities, remained essentially unchanged through the year. The responsible executives make regular presentations to the Board on progress against their objectives, and a strategy offsite was held in June 2015, at which progress was reviewed in greater detail. While the strategic direction for the core businesses is clear, the bank continues to execute a major transformation programme, designed to reduce costs and enhance IT capability. That is an essential element of strategic delivery.

Conduct, regulation, and litigation

Over the past seven years the global regulatory and supervisory environment for banks has changed beyond all recognition, a necessary reaction to the parlous state in which many in the industry, notably RBS, had found themselves in 2008.

Banks have responded to the changes, and capital levels and other loss absorbency tools have been transformed. The Board has provided detailed oversight of the bank’s capital management capacity, which involved reviewing the outputs of stress tests, recovery and resolution plans, and defining the bank’s continuing risk appetite. We are firmly committed to being a strongly capitalised entity, meeting the requirements imposed on us by our many regulators.

I would observe, however, that a period of stability and reflection on the new rules, alongside some assessment of their overall impact, will be welcome. That would also allow banks more opportunity to look at how we finance the rest of the economy and hence support growth.

As is the case for other major banks domiciled in the UK, our future operations will be materially affected by the requirement to ring-fence the retail and commercial banking activities, following the legislation to implement the recommendations of the Independent Commission on Banking. The restructuring will have an important impact on the way we serve our customers, so the Board has devoted considerable time to the oversight of the plans developed to erect the ring fence, which must be in place by the end of 2018.

Another key element of the Board’s role relates to the significant conduct issues which the bank has experienced, and continues to face. These costs have materially delayed our return to profitability. So a very high priority for the Board is to resolve legacy issues and oversee the implementation of strengthened control frameworks to guard against future misconduct.

Specifically, in May 2015 the Board authorised the bank’s settlements with the Department of Justice and the Federal Reserve in relation to investigations into its foreign exchange business. We regret the conduct which led to those settlements. Appropriate remediation policies have since been put in place.

Throughout the year the Board has received regular reports on other litigation, and a number of settlements have been reached on terms which the Board regarded as acceptable. Particular attention has been paid to the claims and investigations related to the origination and trading of US mortgage-backed securities, dating back to 2007, raised by the Department of Justice, the Federal Housing Finance Agency, the National Credit Union Administration, and several state Attorneys General. Although we have put aside substantial provisions for mortgage-backed securities litigation claims we have not provided for the Department of Justice and state Attorneys General investigations. It is not possible at this point to forecast when these claims and investigations will be resolved or at what ultimate cost but further substantial provisions may be required.

The Board has also overseen the response to the action raised by the 2008 rights issue Shareholders Action Groups. That case is unlikely to come to court before the end of 2016.

In 2015 a Board oversight committee was established in relation to the Financial Conduct Authority review of the treatment of SME customers referred to the bank’s Global Restructuring Group. As I write, that review is still under way.

The Future

Shareholders, including of course the UK government through UK Financial Investments, are well aware that it is now seven years since RBS posted a profit or paid a dividend. It would be good to be able to promise both in the near future, but while potentially large US settlements remain outstanding it would be imprudent to do so.

What I can say is that the future shape of the bank is now far clearer than it was a year ago. We are well on the way to exiting the non-core elements of the business, and the divestments are proceeding well. We can also see signs of progress in the core business, especially in the mortgage market, though all retail and commercial banks find a very low interest rate environment one in which margins and profits are under pressure.

The bank’s ambition to be number one in our chosen markets for customer service, trust and advocacy is stretching, but it focuses the attention of all our staff on the right things, and there are promising signs that staff morale is responding positively to the challenge. Our brand franchises are strong and distinctive and there is much to build on as we refocus RBS on its core markets in the British Isles. At the same time, we need to reduce our cost base, and embed a new risk culture which will guard against a recurrence of the failings and bad behavior which have held us back in the past.

Chairman’s statement

The Board is firmly behind the strategy, and believes that we have the right management in place to deliver it. There are of course varying risks and uncertainties, which we set out in the accompanying company risk disclosures, so our role is to be supportive, while also exercising strong oversight of the risk appetite and control frameworks, to protect the long-term interests of shareholders.

I have been impressed by the focus on culture and diversity at RBS. To deliver on the strategy we need to have a culture that puts customers at the heart of the business and places a premium on integrity. This is a long-term journey but it is central to making RBS a bank that is growing and flourishing for its customers and shareholders. Central to culture is diversity, which drives innovation and improves decision making, and I am pleased to see the emphasis in the business on ensuring women take a significant number of roles throughout the bank and at all levels.

Looking forward into 2016 and beyond RBS, there are a number of macroeconomic and political risks and uncertainties which are set out in the accompanying risk disclosures. One key question for the UK electorate this year will be whether the UK should remain in the EU. We are a UK-focused bank, but we have good businesses operating in other EU countries such as Ulster Bank in Ireland and many of our business customers heavily depend on unfettered access to the European Single Market. Most economic forecasts therefore point to a slowdown in UK growth, at least in the short to medium term, which would be unwelcome. Therefore, like any prudent business we are preparing for various potential scenarios. However, our primary responsibility is to serve and support our customers, and we will continue to do this, whichever way the UK electorate ultimately decide to vote.

Our role in the Community

RBS is a core part of the communities it serves and undertakes a number of initiatives to support them and help them succeed. In 2015 the bank’s MoneySense programme, which provides impartial financial education for young people, celebrated its 21s anniversary. To mark the occasion, MoneySense was redeveloped and relaunched on a new digital platform with brand new content.

In 2015, we also spent a great deal of effort and resource supporting small businesses and encouraging start-ups. In partnership with social enterprise Entrepreneurial Spark we opened four new entrepreneur hubs, with a further six to be launched throughout the UK in the next two years, including one in our HQ in Edinburgh opened in February. These business accelerators, which are based in our buildings, provide start-ups with free office space, mentoring and access to our networks. 7,000 entrepreneurs will be supported in this way over five years, helping to grow the economy and create jobs. In Scotland, we have also been supporting local charities and social enterprises through use of vacant space in our retained branch network.

I am also impressed with the zeal with which the staff of RBS got on their bikes to support our chosen charity, Sport Relief. Over 700 colleagues got involved, raising over £600,000 in just five days, making the event the largest corporate fundraising event in Sport Relief’s history.

Conclusion

Apart from the departure of Philip Hampton, the composition of the Board has remained unchanged through the year, though we welcomed a new member early in 2016: Mike Rogers, the CEO of Liverpool Victoria, who brings valuable retail financial services experience to the Board.

The particular challenges of RBS impose heavy burdens on the Board of directors. Their time commitment is unusually high, even by the rising standards of European banking. I am very impressed by the dedication and skills which my colleagues bring to the role. They all serve on more than one committee, and their workloads are intense. I look forward to continuing to lead such a motivated and diligent team as we continue the recovery process through 2016.

Howard Davies

Chairman

Chief Executive’s review

“RBS made progress again in 2015. We ended the year a simpler, stronger bank with a business anchored squarely in the UK and Ireland focused on retail and commercial markets.”

Year one of our plan in 2014 was about getting cost out and improving our capital position. This gave us the platform to go further, faster in 2015 by exiting more businesses that didn’t fit our strategy, and accelerating improvements in our core bank. We delivered on both.

Simpler and stronger

Over the last few years, RBS has built a good track record in restructuring and we reinforced that record in 2015. The sale of Citizens was completed early following the largest US bank IPO ever. We are well through the sale of our international private banking business, and are winding down our non-UK transaction services business. Major loan portfolios have been divested, and the progress continues on the complex process to exit 25 of the 38 countries in our international network. We also marked the end of RBS Capital Resolution (RCR), having substantially completed its run down one year ahead of schedule.

Our progress on exits and disposals has supported a substantial uplift in capital strength, with our CET1 ratio up by 430 basis points over the year to 15.5%.

Like other banks, we continue to look for opportunities to resolve legacy conduct issues on terms we believe to be acceptable. We have recently added to our provisions in relation to residential mortgage-backed securities in the US (RMBS) and Payment Protection Insurance (PPI). We hope to conclude many of the remaining substantial conduct and litigation issues over the coming year, but the timing of many of these matters is not in our hands.

An improving core bank

As well as exiting businesses that don’t fit our strategy, we have made strong progress in improving our core retail and commercial franchises. Mortgage and commercial lending showed healthy growth over the year as we played a key role in supporting the UK economy.

Focus continues around simplifying processes as the scale and footprint of the bank is reshaped. At an operational level, we have reduced our London property footprint, further rationalised and simplified our systems, and increased stability across our core platforms. Simplification across the bank has helped reduce our cost base by £983(1)million this year.

We have also improved our products and service for customers. Our new current account proposition – Reward – is a further step forward in terms of our offering, with our customers receiving 3% cashback on their household bills. This product is geared toward building stronger and deeper customer relationships.

Across our franchises we demonstrated further commitment to becoming a fair bank that earns the trust and loyalty of its customers. We launched a progressive three year fixed premium rate home insurance product, made £100 and £250 overdrafts automatically available to an additional one million customers, and launched new cards for visually impaired customers that secured approval from the Royal National Institute of Blind People (RNIB).

Our underlying performance over the year shows the strength - and further potential - of our core businesses, but the conduct and restructuring issues mentioned have taken their toll on our bottom line. While adjusted operating profit for the year totalled £4,405(2) million, we recorded a full year loss attributable to ordinary shareholders of £1,979 million.

We went further, faster against our targets in 2015

We have consistently referred to five priorities, which have become a familiar framework for tracking performance. This management team is committed to a simple approach: we set out our priorities, we commit to targets against each of them, and then we deliver, as we have set out on page 7.

For the note refer to the following page

Chief Executive’s review

2016 Targets

Each year, the bank moves toward delivering stronger returns from a lower risk profile; our strategic priorities are at the core of this. For 2016, we have a new set of targets which ultimately underpin achieving the long-term target of being number one for customer service, trust and advocacy:

Our long-term financial and customer targets remain unchanged, but we have stretched our employee engagement target further. The logic we are following is simple: more engaged employees have better customer conversations, which will drive better service and, as a result, higher returns.

●	Strength & sustainability: maintain bank CET1 ratio of 13%.
●	Customer experience: narrow the gap to No.1 for NPS in every primary UK brand.
●	Simplifying the bank: reduce operating expenses by £800 million.
●	Supporting growth: net 4% growth in PBB (consisting of UK PBB and Ulster Bank RoI) and CPB (consisting of Commercial Banking, Private Banking and RBSI) customer loans.
●	Employee engagement: raise employee engagement to within two points of GFS norm.

Focus for 2016

We are looking to take another £800 million from our cost base. This is an area where we must continue to be disciplined given the uncertain macroeconomic and low interest rate environment our core businesses face. In two years, we have taken out £2 billion in costs and next year will see us move closer to a sustainable cost base that reflects the size and scale of this bank.

Our ‘Reward’ current account proposition and increasing share of the mortgage market give us a platform to be the main bank provider to more valuable customers.

In Commercial Banking, we will continue to shift capital toward business that delivers higher quality returns, and cement our position as the number one bank for UK business.

RBS International is another strong franchise. The solid returns in this business will become an increasing feature of our profit mix over the coming years.

We also have businesses that can and will do better.

Corporate & Institutional Banking (CIB) has plans through to 2020 to deliver acceptable returns and will now be focused on serving our largest and most valuable corporate clients.

We have repositioned Ulster Bank with Ulster Bank customers in Northern Ireland included in Personal & Business Banking and the Republic of Ireland (RoI) business separated into Ulster Bank RoI. The franchise is focused on improving returns by reducing its costs, given it is now a smaller but safer business.

The sale of our international private banking business in 2015 means we can accelerate the repositioning of our UK private bank so it delivers better returns.

The separation and eventual divestment of Williams & Glyn remains a top priority for us. We will not now achieve our planned separation until after the previously announced Q1 2017 but remain committed to full divestment by the end of 2017. Separation of this business is a complex process and we continue to invest sizeable resources.

Delivering for customers and shareholders

The UK government’s decision to start disposing of its majority stake in RBS during 2015 was a significant step forward, and underlined the progress we have made over the last two years.

We have previously said that we are in phase two of our plan, working through as many of the remaining conduct and restructuring issues as we can. This is a tough but important part of our plan and we are determined to get through it as quickly as possible.

We will then move to the third phase as a strong, simple and fair bank that delivers solidly on the needs of its customers and shareholders.

Ross McEwan

Chief Executive

Note:

(1)	Excluding litigation and conduct costs (2015 - £3,568; 2014 - £2,194 million), restructuring costs (2015 - £2,931 million; 2014 - £1,154 million), write down of goodwill and other intangible assets (2015 - £573 million; 2014 - £276 million) and other operating costs of Williams & Glyn (2015 - £261 million; 2014 - £232 million).

(2)	Income excludes gains on own credit adjustments of £309 million, loss on redemption of own debt £263 million and loss on strategic disposals of £157 million, and expenses excludes restructuring costs of £2,931 million, litigation and conduct costs of £3,568 million and write-down of goodwill of £498 million

Business model and strategy

Business model and strategy

Our major source of income in our retail and commercial banking businesses is net interest income. This is the difference between the income we earn from the loans and advances we have made to our personal, corporate and institutional customers and on our surplus funds and the interest we pay on deposits placed with us by our customers and on debt securities we have issued. We also earn fees from financial services and other products we provide to our customers as well as rental income from assets we lease to our customers.

Our Corporate & Institutional Banking business also earns income from trading activities supporting its provision of financing and risk management services to customers, particularly Rates, Currencies and Financing. We do business in competitive markets but we have strong franchises and good growth opportunities, and we aim to target our investment to maximise these opportunities.

Our Personal & Business Banking (consisting of reportable segments UK PBB and Ulster Bank RoI) and Commercial & Private Banking (consisting of reportable segments of Commercial Banking, Private Banking and RBSI) franchises provide services to over 17 million personal and business customers in the UK and to over 1 million personal and business customers in the Republic of Ireland. Our Corporate & Institutional Banking business focuses on large corporate clients operating in the UK and Western Europe, as well as serving global financial institutions.

Our Structure

Our Structure

We are organised to provide products and services to personal, commercial and large corporate and institutional customers. Our principal customer-facing businesses are supported by a central Services function and other support and control functions.

Our Strategy

Note:

(1)	Earliest possible timing is likely to be later than Q1 2017, subject to Board and PRA approval. Key milestones before seeking PRA approval for capital distributions would include, among other considerations, maintaining the 13% CET1 ratio target, passing regulatory capital requirements, pass 2016 Bank of England stress test (including Individual Capital Guidance hurdle) and operating within capital risk appetite, peak of litigation and conduct costs passed including US RMBS, confidence in sustainable profitability, and Williams & Glyn exit assured

Our Priorities

We have a long way to go to be the bank that our customers deserve. But we are in a period of very significant, positive change. We have millions of great customers, tens of thousands of outstanding employees. By building on this foundation, we can achieve our ambition to be number one for customer service, trust and advocacy in all our chosen markets.

Our Plan

Our overarching ambition is to become the number one bank for customer service, trust and advocacy. We have set out how we track our progress towards this goal on page 22. We also track a number of other performance measures and have set long-term targets for these to keep us on track.

	Our long-term targets	Our 2016 goals
Strength and sustainability	CET1 ratio of 13% (1) RoTE ≥12%	Maintain bank CET1 ratio of 13%
Customer experience	No.1 for service, trust and advocacy	Narrow the gap to No.1 for NPS in every primary UK brand
Simplifying the bank	Cost:income ratio <50%	Reduce operating expenses by £800m (2)
Supporting growth	Leading market positions in every franchise	Net 4% growth in PBB and CPB customer loans
Employee engagement	Employee engagement index in upper quartile of GFS norm	Raise employee engagement to within two points of GFS norm

Notes:

(1)	During the period of restructuring.

(2)	Excluding litigation and conduct costs (2015 - £3,568; 2014 - £2,194 million), restructuring costs (2015 - £2,931 million; 2014 - £1,154 million), write down of goodwill and other intangible assets (2015 - £573 million; 2014 - £276 million) and other operating costs of Williams & Glyn (2015 - £261 million; 2014 - £232 million).

Our Operating Model

We have a clear set of Organisation Design principles that underpin our operating model, structures and accountabilities.

Customer orientation

The organisation will be easy and effective for customers.

- Primarily organised around customer segments
- Delivers the whole bank, seamlessly, to our customers
- Decision rights as close as possible to the customer
- End-to-end approach to delivering great customer experience

No.1
for customer service, trust and advocacy
Serve customers well
Working together

One bank

The organisation will be easy and effective for staff.

- No customer units vs functions
- Unified culture and leadership
- Short simple chains of command
- Clear individual accountabilities
- Minimum committees to support individual accountabilities

Efficiency

The organisation will share all things that can be shared.

- No duplication
- Centres of excellence located in primary business or function
- Cross-bank sharing of platforms

Disciplined and rigorous

The organisation will manage activities end-to-end in one best way.

- Effective process design, ownership and management
- Standardisation
- Consistent customer experience
- Sticking to a long term investment plan to address a complex technology environment

Safety and soundness

The organisation will do the right thing.

- Strong control functions
- Effective three lines of defence
- Straightforward policies

Our Values

Our Values are universal and guide our actions every day, in every part of our business. The values are the foundation of how we work at RBS.

Serving customers	Doing the right thing
We exist to serve customers.	We do the right thing.
We earn their trust by focusing on their needs and delivering excellent service.	We take risk seriously and manage it prudently.
We prize fairness and diversity and exercise judgment with thought and integrity.
Working together	Thinking long term
We care for each other and work best as one team.	We know we succeed only when our customers and communities succeed.
We bring the best of ourselves to work and support one another to realise our potential.	We do business in an open, direct and sustainable way.

Our customers

Our Customers

RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020. In recent years, RBS has launched a number of initiatives to make it a simple and fair bank to do business with, and it continues to deliver on the commitments that it made to its customers in 2014.

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)

Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’. Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have a NPS for Q4 2015. Year-on- year, NatWest Business Banking, RBS Business Banking and Ulster Bank Personal Banking (Northern Ireland) have seen significant improvements in NPS.

Customer trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat). Customer trust in RBS is at its highest in two years and NatWest has also improved.

Notes:

(1)	Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3509) Royal Bank of Scotland (Scotland) (623). Based on the question: “How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?“

(2)	Source: Coyne Research 12 MAT data. Latest base sizes: Ulster Bank NI (300) Ulster bank RoI (302) Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)	Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million. Quarterly rolling data. Latest base sizes: NatWest England & Wales (1352), RBS Scotland (432). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)	Source: PWC Northern Ireland Business Banking Tracker and PWC Republic of Ireland Business Banking Tracker. Data collected annually. Latest base sizes: Ulster Bank NI (377), Ulster Bank RoI (222). Weighted by turnover to be representative of businesses in Northern Ireland and Republic of Ireland.

(5)	Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion. Latest base size: RBSG Great Britain (872). Weighted by region and turnover to be representative of businesses in Great Britain.

(6)	Source: Populus. Latest quarter’s data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (974), RBS Scotland (187).

Key economic indicators

Key economic indicators

The UK economy grew by 2.2% in 2015, its average of the last 40 years. In a healthy job market, the number of people in work rose by more than 500,000 and unemployment fell to 5.1%. For the first time in six years there was meaningful wage growth, averaging 2.0%. Businesses’ profits were as strong as at any point since the 1990s, at least outside the oil and gas sector, and business investment continued to rise. House prices grew by around 8%.

UK gross domestic product growth (%)

2.8
2.2
2014
2015

Source: Office for National Statistics

Unemployment rate, UK (%)

5.8
5.1
Sept - Nov 2014
Sept - Nov 2015

Source: Office for National Statistics

Number of people in employment, UK (thousands)

30,801
31,389
Sept - Nov 2014
Sept - Nov 2015

Source: Office for National Statistics

Consumer Prices Index 12-month rate (%)

0.8
0.6
0.4
0.2
0.0
-0.1
-0.2
-0.3
Dec 14
Jan 15
Feb 15
Mar 15
Apr 15
May 15
Jun 15
Jul 15
Aug 15
Sep 15
Oct 15
Nov 15
Dec 15

Source: Office for National Statistics

Summary

Despite this generally positive environment, inflation hovered around 0% throughout the year. Most of the weakness in inflation was a consequence of falling commodity prices and the effects of the depreciation in sterling since 2013. However, some of it reflected spare capacity in firms and in the labour market that contained domestic cost growth. Low inflation was one important reason why Bank Rate remained unchanged throughout the year at 0.5%, where it has been since March 2009. During early 2016, the date at which markets expected Bank Rate to rise ranged from 2017 to 2020, materially later than expectations in mid-2015. During early 2016, the date at which markets expected Bank Rate to rise ranged from 2017 to 2020, materially later than expectations in mid-2015.

Driven by strong export performance, growth in Ireland accelerated sharply to around 7.0% in the first three quarters of 2015, its fastest rate since before the crisis. Unemployment fell to under 10%, which, while materially below the recession peak of 15% remains high by the standards of the past. House price inflation moderated from 16.3% in 2014 to 6.6%, reflecting a continuing imbalance between supply and demand.

Growth in the wider euro area accelerated modestly to more than 1.0%. However, with inflation close to zero and unemployment averaging more than 11%, the European Central Bank launched a programme of quantitative easing. That programme will continue until September 2016 at the earliest. In the US, growth was 2.4%, the same as in 2014, and unemployment fell to 5%. Inflation was close to zero throughout the year. In December, the Federal Open Market Committee voted to raise the Federal Funds Target Rate by 0.25% to a range of 0.25%-0.5%.

In emerging markets, notably China, growth slowed sharply during the year, although this was not always reflected in official data. During 2015 and again in early 2016, market volatility rose because of concerns about prospects in China and other emerging markets and the possible consequences of slower growth there for advanced economies. Weaker emerging market growth contributed to slow trade growth.

Business review

Business review

RBS is structured around becoming number one for service, trust and advocacy as we meet the ambitions and needs of our retail, business, commercial and corporate customers. Organised under three customer-facing franchises, our core businesses are centred around the UK and Ireland markets with a focused international capability.

•	Personal & Business Banking (PBB) comprises two reportable segments: UK Personal & Business Banking (UK PBB) and Ulster Bank RoI.

•	Commercial & Private Banking (CPB) comprises three reportable segments: Commercial Banking, Private Banking and RBS International (RBSI).

•	Corporate & Institutional Banking (CIB) serving our largest corporate and institutional clients.

In addition, RBS will continue to manage and report Capital Resolution separately until disposal or wind down.

Personal & Business Banking

Personal & Business Banking (includes reportable segments UK PBB and Ulster Bank RoI) – contribution to income of 45%

Les Matheson

CEO, Personal & Business Banking

Personal & Business Banking (PBB) serves individual and mass affluent customers together with small businesses (generally up to £2 million turnover). PBB’s principal brands are NatWest in England and Wales, Royal Bank of Scotland in Scotland, and Ulster Bank RoI in the island of Ireland. The operations of Ulster Bank in Northern Ireland have been combined with the main UK business.

Performance overview

•	PBB recorded an operating profit of £1,292 million in 2015, down 20% from 2014, (UK PBB £1,030 million, down 9% from 2014, Ulster Bank RoI £262, down 46% from 2014), with good asset growth offset by pressure on new business margins and higher costs for restructuring the business and remedying past conduct issues.

•	Customer lending grew by 5% to £136.5 billion, with good growth also recorded in customer deposits, up 2% to £150.9 billion (In UK PBB customer lending grew by 7% to £119.8 billion, customer deposits, increased by 4% to £137.8 billion, Ulster Bank RoI customer lending declined 8% to £16.7 billion, customer deposits declined by 11% to £13.1 billion). While deposit margins widened, overall net interest margin was lower as competitive conditions and the increased proportion of lower margin mortgage lending reduced asset margins.

•	Operating expenses of £4,606 million included £959 million of provisions for customer redress, principally in relation to Payment Protection Insurance, as well as £182 million of restructuring costs. Operating expenses excluding restructuring costs and litigation and conducts were £3,465 million, down 3% from 2014. (UKPBB operating expenses excluding restructuring costs of £167 million (2014 - £111 million) and litigation and conduct costs of £972 million (2014 - £918 million) were £3,038 million, down 3% from 2014, Ulster Bank RoI operating expenses excluding restructuring costs of £15 million (2014 - £13 million) and litigation and conduct recoveries of £13 million (2014 - £19 million) were £427 million, unchanged from 2014).

•	Credit conditions remained benign, with modest net impairment releases in the UK and substantial releases in RoI, albeit lower than in 2014.

Building a better bank that serves customers well

•	In 2015 PBB moved to build deeper customer engagement through the launch of a new current account, ‘Reward’, which enables customers to receive 3% cashback on their household bills for a monthly account fee of £3.

•	Committed to fair banking through making overdrafts more accessible to one million customers who are now eligible for overdrafts of £100 and £250.

•	PBB continued to improve and develop the NatWest mobile banking app, becoming the first UK bank to enable customers to log in using their fingerprint with Touch ID and adding enhanced functionality on real time registration, Apple Pay and PAYM.

	2015			2014
Performance highlights	UK PBB	Ulster Bank RoI	PBB	UK PBB	Ulster Bank RoI	PBB
Return on equity (%)	11.7	10.6	11.4	11.9	18.6	13.7
Net interest margin (%)	3.18	1.57	2.93	3.32	1.92	3.10
Cost:income ratio (%)	80	78	80	76	70	76
Operating profit (£m)	1,030	262	1,292	1,133	489	1,622
Operating expenses (£m)	(4,177)	(429)	(4,606)	(4,157)	(421)	(4,578)
Restructuring costs (£m)	(167)	(15)	(182)	(111)	(13)	(124)
Litigation and conduct costs (£m)	(972)	13	(959)	(918)	19	(899)
Operating profit excluding restructuring and litigation and conduct costs (£m)	2,169	264	2,433	2,162	483	2,645
Operating expenses excluding restructuring and litigation and conduct costs (£m)	(3,038)	(427)	(3,465)	(3,128)	(427)	(3,555)
Net loans and advances to customers (£bn)	119.8	16.7	136.5	111.6	18.1	129.7
Customer deposits (£bn)	137.8	13.1	150.9	132.6	14.7	147.3
Loan:deposit ratio (%)	87	127	90	84	124	88
Risk-weighted assets (£bn)	33.3	19.4	52.7	36.6	21.8	58.4

Case studies

A new way to pay

With Apple Pay, customers can now shop using just their mobile phone. NatWest was one of the first banks to make the service available to UK customers, and thanks to this partnership between the bank and Apple, customers can now use their Apple devices to pay for goods in shops, make payments in apps and pay fares on the London transport system while travelling around the city.

Not only is Apple Pay convenient, but customers earn the same rewards they would get using their RBS or NatWest debit or credit cards.

So now if you leave your wallet at home, it need not ruin your day.

Very rewarding

Customers want banking to be simple and straightforward – and to be rewarded for their loyalty. It’s never fair when new customers get all the best deals. Our new Reward account is benefiting customers old and new, who choose to do their everyday banking with us. There are no catches, or complicated terms and conditions. For a small fee all customers can earn 3% cashback on up to seven household bills paid by direct debit. That means anyone paying household bills of more than £100 a month will cover the monthly Reward fee, and the more you pay out for your bills, the more you earn. It really is that simple.

Commercial & Private Banking

Commercial & Private Banking (includes reportable segments Commercial Banking, Private Banking and RBSI) contribution to income of 33%

Alison Rose

CEO, Commercial & Private Banking

Commercial & Private Banking (CPB) serves commercial and corporate customers, operating principally through the NatWest and Royal Bank of Scotland brands, and high net worth individuals, through Coutts and Adam & Co. In Jersey, Guernsey, the Isle of Man and Gibraltar, RBS International serves a range of retail, commercial, corporate and financial institution customers. CPB aims to support the UK and Western European economies through its provision of credit and banking services to help businesses grow.

Performance overview

•	CPB recorded an operating profit of £1,001 million, down £592 million or 4% ( Commercial Banking – up £8 million, 1%, Private Banking – down £569 million, RBSI - down £31 million, 13%). Operating profit excluding restructuring, litigation and conduct costs and write down of goodwill was £1,708 million down 11%. (Commercial Banking – down £92 million, 6%, Private Banking – down £77 million, 41%, RBSI – down £34 million, 14%). CPB operating profit of £1,001 million was impacted by a goodwill impairment charge of £498 million attributed to Private Banking.

•	In CPB total income declined by 3% to £4,265 million. In Commercial Banking total income declined by 2%, driven by a loss of £34 million from the sale of non-strategic asset portfolios and the transfer of the commercial cards business to UK PBB in 2014. In Private Banking total income declined by 7% to £644 million principally reflecting reduced fee income. In RBSI total income declined by 6% to £367 million principally reflecting lower deposit margins and lower return on free funds.

•	Good growth was achieved in lending to UK businesses. Commercial Banking achieved net new lending of £1.4 billion, while continuing to run down some non-strategic portfolios. Pressure on new business lending margins was partially offset by deposit repricing.

•	In CPB operating expenses of £3,182 million included £146 million of restructuring costs (up 26% from 2014), £63 million of conduct and litigation costs (down 69% from 2014) and write-down of goodwill of £498 million. This included restructuring costs of £69 million relating to Commercial Banking, down 36%, £73 million relating to Private Banking and £4 million relating to RBSI, down 43%, litigation and conduct costs of £51 million relating to Commercial Banking down 54% and £12 million relating to Private Banking down 87% and write-down of goodwill of £498 million, all relating to Private Banking. Operating expenses excluding restructuring, litigation and conduct costs and write down of goodwill increased by 3% to £2,475 million. (Commercial Banking increased by 3% to £1,801 million, Private Banking increased by 3% to £518 million and RBSI increased by 2% to £156 million).

•	Impairment losses were £82 million, in line with the modest impairments experienced in 2014, (Commercial Banking £69 million, Private Banking £13 million and RBSI - nil).

Building a better bank that serves customers well

•	Commercial Banking made progress towards improving customer experience by becoming easier and simpler to do business with through operational investment and process simplifications.

•	Continued enhancements within the business contributed to commercial lending growth in 2015.

•	Opened four Entrepreneur Hubs across the UK, increasing our involvement to seven, enabling entrepreneurs and small businesses to access free office space, mentoring and fi support, with a further fi e hubs to be opened in 2016.

•	Private Banking is being refocused on its UK connected customers, with a simpler operating model and new customer propositions for wealthy individuals and families. Closer links with Commercial Banking have driven an increase in client referrals.

Commercial & Private Banking

	2015				2014
Performance highlights	Commercial Banking	Private Banking	RBSI	CPB	Commercial Banking	Private Banking	RBSI	CPB
Return on equity (%)	9.8	(27.7)	18.5	5.8	10.2	4.1	24.2	10.6
Net interest margin (%)	1.88	2.75	1.48	1.92	1.91	2.89	1.65	1.99
Cost:income ratio (%)	59	171	44	75	59	86	41	62
Net loans and advances to customers (£bn)	91.3	11.2	7.3	109.8	84.9	11.0	7.2	103.1
Customer deposits (£bn)	88.9	23.1	21.3	133.3	84.9	22.3	20.8	128.0
Loan:deposit ratio (%)	103	48	35	82	100	49	35	80
Risk-weighted assets (£bn)	72.3	8.7	8.3	89.3	63.2	8.7	7.5	79.4
Operating profit (£m)	1,264	(470)	207	1,001	1,256	99	238	1,593
Operating expenses (£m)	(1,921)	(1,101)	(160)	(3,182)	(1,964)	(595)	(160)	(2,719)
Restructuring costs (£m)	(69)	(73)	(4)	(146)	(108)	(1)	(7)	(116)
Litigation and conduct costs (£m)	(51)	(12)	-	(63)	(112)	(90)	-	(202)
Write down of goodwill	-	(498)	-	(498)	-	-	-	-
Operating profit excluding restructuring, litigation and conduct costs and write down of goodwill (£m)	1,384	113	211	1,708	1,476	190	245	1,911
Operating expenses excluding restructuring, litigation and conduct costs and write down of goodwill (£m)	(1,801)	(518)	(156)	(2,475)	(1,744)	(504)	(153)	(2,401)

Case studies

A campus fit for a king

Established in 1829, King’s College London has an illustrious history, with alumni including John Keats and Florence Nightingale. The University wanted to raise £135 million to invest in its Strand campus, and returned to the private placement market to deliver. “Since our foundation we’ve banked with RBS, so we have a long and trusted relationship,” explains Stephen Large, Director of Finance at King’s College London. “I’m proud of the difference the redevelopment will make to the University, future generations of students and the local community.”This strong relationship helped the bank and the University work together to raise the funding to redevelop the campus and create a new business school.

Home sweet home

Moving house can be stressful. Then, once you find the right home, you then need to switch energy supplier, set up your broadband and manage your home. Zoopla Property Group (ZPG) is a digital media and lead generation platform that owns and operates some of the UK’s most widely recognised and trusted digital brands including Zoopla, uSwitch and PrimeLocation. Its mission is to be the most useful resource for consumers and the most effective marketing channel for related business partners. Acquiring price comparison website uSwitch in June 2015 allowed ZPG to develop its combined services and become the consumer champion at the heart of the home. RBS supported the acquisition by acting as Mandated Lead Arranger in a £150 million four-bank arrangement. Thanks to the successful deal, ZPG can now help its consumers make smarter decisions when finding, moving or managing their home.

Corporate & Institutional Banking

Corporate & Institutional Banking contribution to income of 12%

Chris Marks

CEO, Corporate & Institutional Banking

The Corporate & Institutional Banking (CIB) business has a core focus on UK and Western Europe corporates and global financial institutions, shaped around three product lines: Rates, Currencies and Financing. The business is undergoing a multi- year transformation, which was launched in 2015.

Performance overview

•	CIB reported an operating loss of £837 million, compared with a loss of £710 million in 2014. Operating loss excluding restructuring costs of £524 million (2014 - £102 million), litigation and conduct costs of £378 million (2014 - £832 million) and own credit adjustments of £120 million (2014 - £9 million loss) was £55 million, compared with an operating profit of £233 million in 2014 as lower income was partially offset by a reduction in expenses, down 15%.

•	Total income declined by £404 million, or 21%, to £1,527 million in 2015. Excluding £120 million relating to own credit adjustments (2014 - £9 million charge) and £98 million relating to the transfer of portfolio businesses to Commercial Banking, CIB income was £1,309 million, in line with previous guidance.

•	Rates income declined, reflecting the reduced scale and risk appetite of the business. Currencies incurred losses when the Swiss Central Bank unexpectedly removed the Swiss Franc's peg to the Euro. Financing was impacted by the strategically reduced corporate footprint especially in the US and by lower levels of EMEA investment grade issuance.

•	Operating expenses of £2,369 million (2014 - £2,650 million) included litigation and conduct costs of £378 million (2014 - £832 million) and restructuring costs of £524 million (2014 - £102 million). Operating expenses excluding litigation and conduct costs and restructuring costs were £249 million lower totalling £1,467 million (2014 - £1,716 million), principally due to considerable reduction in headcount as the business moves towards a more sustainable cost base.

•	RWAs reduced by £8.8 billion to £33.1 billion compared with £41.9 billion, nearing the end-state target of c.£30 billion. The reduction was primarily driven by the transfer to Commercial Banking of the UK and Western European portfolio business.

Building a better bank that serves customers well

•	CIB managed the largest liability management exercise in Europe in 2015 whilst raising approximately £50 billion for customers in debt capital markets in 2015.

•	Steady state target for CIB is c.£1.4 billion of income with c.£30bn RWAs. Operating expenses are targeted at c.£0.7-0.8bn to deliver 8-10% return of equity.

Performance highlights	2015	2014
Return on equity (%)	11.1	7.9
Cost:income ratio (%)	155	137
Loans and advances to customers (£bn)	16.1	26.5
Customer deposits (£bn)	5.7	11.8
Risk-weighted assets (£bn)	33.1	41.9

Case studies

Waste nothing

Rotterdam-based AVR handles public and commercial waste from across the Netherlands and surrounding countries, including the UK and Ireland. The waste is transformed into green energy for the Dutch power grid and district heating. A consortium, Cheung Kong Infrastructure Holdings and Power Assets Holdings, bought the business in 2013 and we recently helped them refinance part of that acquisition through the capital markets. The deal means the company can now operate more cheaply. This is good for AVR, and for Dutch communities as the company is now able to bid more competitively for public authority waste contracts.

Silver Service for Whitbread

RBS has a long-standing relationship with Whitbread, the UK’s largest hospitality company, which owns a number of well known brands including Premier Inn, Costa Coffee, Beefeater and Brewers Fayre. The company wanted to raise £450 million, so turned to the bank for help to raise the funds in the debt capital markets. RBS acted as joint lead manager, documentation bank as well as billing and delivery agent on the benchmark 10-year deal, which had a coupon of 3.375 per cent.

The deal marked Whitbread’s debut sterling bond issue and will help the hospitality company continue to grow its business.

Capital Resolution

Capital Resolution

Mark Bailie

CEO, Capital Resolution

Capital Resolution consists of CIB Capital Resolution and RBS Capital Resolution (RCR). At 1 January 2015, CIB Capital Resolution comprised £101 billion of funded assets consisting of non-strategic portfolios from the CIB segment. RCR was created on 1 January 2014 to de-risk the bank’s balance sheet.

Performance overview

•	Capital Resolution funded assets fell by £62.2 billion to £53.4 billion, primarily due to run off of the repo financing book and loan portfolio disposals.

•	Within this RCR reduced funded assets by 88% since its formation to £4.6 billion, exceeding the targeted reduction of 85% a year ahead of schedule.

•	Capital Resolution RWAs reduced from £95.1 billion to £49.0 billion, driven by signifi ant reductions across CIB Capital Resolution and RCR, which primarily reflected disposals and repayment activity.

•	CIB Capital Resolution delivered on its commitment to reduce RWAs by £25 billion in 2015, with a reduction of £32.6 billion.

•	Capital Resolution made an operating loss of £3,687 million, including income related disposal losses of £367 million, restructuring costs of £1,307 million together with litigation and conduct costs of £2,105 million primarily relating to additional provisions for mortgage- backed securities litigation in the US. Operating expenses excluding restructuring costs of £1,307 million (2014 - £185 million), litigation and conduct costs of £2,105 million (2014 - £162 million) and write-down of goodwill of £130 million in 2014, were reduced by £481 million, or 24% to £1,539 million, principally reflecting a fall in headcount of approximately 1,100. Net impairment releases of £725 million were recorded, primarily in RCR driven by the disposal strategy and favourable market and economic conditions.

Building a better bank that serves customers well

•	CIB Capital Resolution consists of three regional businesses (Americas, EMEA and APAC), Shipping, Markets assets, Other legacy assets including Saudi Hollandi Bank and Global Transaction Services.

•	RCR consisted of four asset groups: Ulster Bank (RCR Ireland), Real Estate Finance (ex. Ireland), Corporate and Markets. The remaining funded assets are included in Capital Resolution and RCR ceases to exist (following formal approval by the PRA).

Performance highlights	2015	2014
Risk-weighted assets (£bn)	49.0	95.1
Risk-weighted asset equivalent (£bn)	50.3	101.3
Total assets (£bn)	201.5	327.3
Funded asset (£bn)	53.4	115.6

Case study

Pedalling ourselves proud

RBS became an official partner of Sport Relief in summer 2015, and September saw the first bank-wide fundraising event for the charity. Almost 750 colleagues from right across the business took part in the London to Edinburgh cycle challenge. Colleagues chose to cycle the full 500 miles, or 100 or 35 mile stretches, with hundreds more also taking part in static bike challenges, bake sales and other fundraising activities in our buildings across the UK. RBS employee Howard Fairclough shared his experience of the challenge: “Fantastic day, although my thighs might not agree. In terms of staff engagement this was the best event I’ve taken part in, in my 29 year career with the bank.”

Governance at a glance

Our Board

The Board has eleven directors comprising the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director. Biographies for each director can be found on pages 43 to 46.

In September 2015, Howard Davies was appointed Chairman of RBS, succeeding Philip Hampton. Mike Rogers was appointed to the Board on 26 January 2016.

The Board is collectively responsible for the long-term success of RBS and delivery of sustainable shareholder value. Its role is to provide leadership of RBS within a framework of prudent and effective controls which enables risks to be assessed and managed.

An external evaluation of the effectiveness of the Board and its committees was conducted in 2015, led by Condign Board Consulting Limited.

Governance at a glance

Our Board committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. The work of the Board committees is discussed in their individual reports. The terms of reference for each of these committees is available on rbs.com.

The full Governance report is on pages 42 to 89.

Group Audit Committee

Assists the Board in discharging its responsibilities for monitoring the quality of the financial statements of RBS. It reviews the accounting policies, financial reporting and regulatory compliance practices of RBS and RBS’s systems and standards of internal controls, and monitors the work of internal audit and external audit.

Board Risk Committee

Provides oversight and advice to the Board on current and potential future risk exposures of RBS and future risk strategy. It reviews RBS’s compliance with approved risk appetite and oversees the operation of the RBS Policy Framework and submissions to regulators.

RBS Capital Resolution (RCR) Board Oversight Committee

Provides oversight of RCR’s progress against, and compliance with, its primary objective and asset management principles. The RCR BOC met for the final time in January 2016 to finalise the closure of RCR.

Sustainable Banking Committee

Provides support to the Board in overseeing actions being taken by management to run a sustainable long term business, with specific focus on culture, people, customer, brand and Environmental Social and Ethical issues.

Governance at a glance

Group Performance and Remuneration Committee

Responsible for approving remuneration policy and reviewing the effectiveness of its implementation. It also considers senior executive remuneration and makes recommendations to the Board on the remuneration of executive directors.

Group Nominations Committee

Assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and the membership and chairmanship of Board committees. It considers succession planning taking into account the skills and expertise which will be needed on the Board in future. In 2016, the Nominations Committee will be replaced by the Nominations and Governance Committee, which has an expanded remit including governance oversight.

Executive Committee

The Board is supported by the Executive Committee comprising the executive directors and other senior executives. It supports the Chief Executive in managing RBS’s businesses. It reviews and debates relevant items before consideration by the Board. It is responsible for developing and delivering RBS’s strategy and it monitors and manages financial performance, capital allocation, risk strategy and policy, risk management, operational issues and customer issues.

UK Corporate Governance Code

Throughout the year ended 31 December 2015, RBS has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated September 2014 except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors.

RBS considers that this is a matter which should rightly be reserved for the Board.

Risk overview

Risk overview

Progress in 2015

•	RBS made continued progress in 2015 on delivering its strategy to reduce risk and strengthen its balance sheet and capital position.

•	Risk-weighted assets fell 32% in the year to £243 billion.

•	The Common Equity Tier 1 (CET1) capital ratio increased by 430 bps to 15.5% and the leverage ratio increased by 140 bps to 5.6%.

•	Risk elements in lending (REIL) fell to £12.2 billion, representing 3.9% of gross customer loans, down from 6.8% at 31 December 2014.

•	RBS continued to reduce risk concentrations, notably in sectors such as Oil & Gas and Commercial Real Estate as well as in the Eurozone periphery countries.

•	Good progress was made in de-risking the balance sheet as a result of the continued run-down or sale of certain businesses and higher-risk or capital- intensive assets.

•	Citizens was fully divested resulting in a total RWA reduction of £63 billion.

•	Capital Resolution reduced RWAs to £49 billion at 31 December 2015 from £95 billion at 31 December 2014, with substantial progress seen across exit portfolios. RCR reached its targeted run-down for 2015 with a total RWA reduction of £38 billion since launch and a £13.5 billion reduction in 2015.

•	The first tranche of the international private banking business sale was completed with the second tranche due to be completed in the first half of 2016.

In the Bank of England (BoE) 2015 stress test, RBS’s transitional Common Equity Tier 1 (CET1) capital ratio under the hypothetical adverse scenario was 6.1% after the impact of management actions, above the 4.5% post-stress minimum CET1 capital ratio threshold set by the BoE. Taking into account the capital actions achieved in 2015 and those planned in the future, RBS did not need to alter its current capital plan as a result of the stress test, including the requirements relating to its Individual Capital Guidance (ICG). RBS’s Tier 1 leverage ratio under the hypothetical adverse scenario was 2.9%. After the impact of management actions, the ratio was 3.0%, which met the 3.0% post-stress minimum Tier 1 leverage ratio threshold set by the BoE.

RBS maintained a strong liquidity and funding risk profile in 2015. Its loan to deposit ratio was 89% at 31 December 2015, compared with 95% in 2014. The latest Individual Liquidity Adequacy Assessment (ILAA) showed that RBS is in a strong position to withstand liquidity stress scenarios. It suggested that RBS’s liquidity portfolio was large enough to cover more than double (227%) the expected outflows in the worst of three severe scenarios.

Risk overview

Top and emerging risks

RBS employs a robust process for identifying and managing its top and emerging risks. Top risks are defined as scenarios that, while unlikely, may materialise, and which, if they did, would have a significant negative impact, such that RBS as a whole, or a particular business, could potentially fail to meet one or more of its strategic objectives. A number of scenarios attracted particular attention in 2015:

Macro-economic and other external risks

Risks related to the wider economy:

Like most other businesses, RBS remains vulnerable to changes in the external economic environment. Among potential scenarios considered, the following could have a material negative impact: a UK recession including large house price falls; vulnerabilities in emerging market economies, including China, resulting in contagion in RBS’s core markets; global deflation; volatility in international markets linked to advanced economy interest rate increases or decreases; a resumption of the eurozone crisis, including a worsening of the situation in Greece; and major geopolitical instability. To mitigate these risks, RBS has strengthened its capital, liquidity and leverage positions. A number of higher-risk portfolios have been exited or reduced. Stress testing is used extensively to inform strategic planning and risk mitigation relating to these risks.

Risks related to the UK referendum on EU membership:

The referendum on the UK’s membership of the EU during this parliament increases economic and operational uncertainty. The result may also give rise to further political uncertainty regarding Scottish independence. RBS actively monitors, and considers responses to, varying EU referendum outcomes to ensure that it is well prepared for all eventualities.

Risks related to the competitive environment:

RBS’s target markets are highly competitive, which poses challenges in terms of achieving some strategic objectives. Moreover, changes in technology, customer behaviour and business models in these markets have accelerated. RBS monitors the competitive environment and associated technological and customer developments as part of its strategy development and makes adjustments as appropriate.

An increase in obligations to support pension schemes:

If economic growth stagnates, and interest rates remain low, the value of pension scheme assets may not be adequate to fund pension scheme liabilities. The deficit in RBS pension schemes as determined by the most recent triennial valuations has increased, requiring RBS to increase its current and future cash contributions to the schemes. An acceleration of certain previously committed pension contributions in Q1 2016 will reduce this risk. Depending on the economic and monetary conditions and longevity of scheme members prevailing at that time, the deficit may increase at subsequent valuations.

Regulatory and legal risks

The impacts of past business conduct:

Future conduct and litigation charges could be substantial. RBS is involved in ongoing class action litigation, securitisation and mortgage-backed securities related litigation, investigations into foreign exchange trading and rate- setting activities, continuing LIBOR-related litigation and investigations, investigations into the treatment of small and medium- sized business customers in financial difficulty, anti-money laundering, sanctions, mis-selling (including mis-selling of payment protection insurance products), and other investigations. Settlements may result in additional financial penalties, non-monetary penalties or other consequences, which may be material. More detail on these issues can be found in the Litigation, Investigations and Reviews and Risk Factors sections. To prevent future conduct from resulting in similar impacts, RBS has embarked on a programme to embed a strong and comprehensive risk and compliance culture.

Risks to income, costs and business models arising from regulatory requirements:

RBS is exposed to the risk of further increases in regulatory capital requirements as well as risks related to new regulations that could affect its business models. RBS considers the implications of proposed or potential regulatory activities in its strategic and financial plans.

Operational and execution risks

Increased losses arising from a failure to execute major projects successfully:

The successful execution of major projects, including the transformation plan, the restructuring of CIB, the divestment of Williams & Glyn and the embedding of a strong and pervasive organisational and risk culture, are essential to meet RBS’s strategic objectives. The separation and eventual divestment of Williams & Glyn is a complex process and as such entails significant operational and execution risk. The Group remains committed to full divestment of Williams & Glyn by the end of 2017. These projects cover organisational structure, business strategy, information technology systems, operational processes and product offerings. RBS is working to implement change in line with its project plans while assessing the risks to implementation and taking steps to mitigate those risks where possible.

Risk overview

Impact of cyber attacks:

Cyber attacks are increasing in frequency and severity across the industry. RBS has participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a large-scale programme to improve user access controls is in progress, along with a number of other actions, including a reduction in the number of external websites, enhancement of anti-virus protections, and the implementation of a staff education programme on information protection.

Inability to recruit or retain suitable staff:

RBS is undergoing significant organisational change, the result ofa need to implement new business strategies and respond to a changing external environment. The pace of change, coupled with the associated uncertainty, may cause experienced staff to leave and prospective staff not to join. Although these risks concern all customer businesses, they particularly affect CIB. RBS has communicated expected changes in its organisational structure to members of staff, implementing plans aimed at minimising unexpected staff losses. It is also working to implement an enhanced recruitment strategy.

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

Full risk factors are discussed on pages 384 to 409.

Sustainable banking

Sustainable banking

Sustainable banking means serving today’s customers in a way that also helps future generations. It requires us to put customers first, make RBS a great place to work, support our communities and be mindful of environmental impacts.

This section gives a short overview of our two main areas of focus: supporting enterprise and financial capability. It also provides details of our key disclosures on carbon emissions, inclusion and human rights. Our forthcoming Sustainable Banking Report, independently assured to AA1000 standards, provides a much more comprehensive overview of our approach to these areas and other material issues affecting the bank. Further information is available at rbs.com/sustainable.

Carbon emission disclosures

RBS has a set of five year environmental targets running from 2015-2020, which sit alongside our pre-existing 2012-2020 targets for business travel and paper. At the end of year one, we can report that due to efficiency initiatives across our UK property portfolio, we’ve continued to reduce our combined Scope 1 and 2 emissions, putting us well on track to meet our global 2020 energy reduction targets. Similarly, our Scope 3 business travel reductions remain on track, as a result of our internal policies to reduce cost and promote more sustainable modes of travel.

We continue to strive to reduce the energy and associated emissions of our data centres, whilst also ensuring the delivery of reliable and innovative services to our customers remains a key priority. We’ve made changes in our waste reporting, by expanding our data collection streams and working closely with suppliers to find innovative ways to meet targets.

Our ambitious ‘Zero Waste to Landfill’ target remains challenging and if we are to meet it, will require us to find new approaches to collaboration. The 2015 reporting year has seen the removal of Citizens from our environmental footprint, and so to remain in line with best practice, we’ve applied our re-baselining strategy to remove CFG emissions and normalise our environmental footprint. In 2014, CFG combined Scope 1, 2 and 3 footprint totalled 101,240tCO2e.

Inclusion

Building a more inclusive bank is essential for our customers and colleagues. Our inclusion policy standard applies to all our people globally.

During 2015 we continued our roll out of unconscious bias learning for all employees. We have introduced a gender goal to have at least 30% of women in the bank’s top three leadership levels by 2020. Further, we aim to have 50/50 balance at all levels by 2030. This is supported by the launch of a female development proposition. An increased focus on disability has led to the development of a comprehensive plan to support our colleagues and customers with additional needs and will help RBS achieve its ambition of becoming a ‘disability smart’ organisation. From an LGBT perspective, we continue to deliver improvements to our people policies and customer operating procedures, including the introduction of guidance to support employees going through gender transition, introducing the ‘Mx’ honorific, and improving our customer gender change process. We are finalising plans to improve our ethnic representation within senior roles and are continuing to support our 15,000 strong employee-led networks.

RBS has been recognised for its work on Equality, Diversity and Inclusion by our Platinum ranking from Opportunity Now (gender); our Gold ranking for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women; and improving upon our ranking in the Stonewall Workplace Equality Index (LGBT). As at 31 December 2015, of our global population of 90,158 employees (actual headcount excluding temporary workers), 42,892 (48%) were male and 47,266 (52%) female. There were 701 ‘senior managers’, which comprises our executive employee population and individuals who are directors of our subsidiaries. The RBS Board of directors has eleven members, consisting of eight male and three female directors.

Our approach to Human Rights

RBS recognises its corporate responsibility to respect and uphold human rights. We regularly review our policies and procedures to ensure that we avoid infringing on the human rights of others throughout our sphere of influence.

The RBS Code of Conduct ‘Our Code’ sets out the standards we expect our people to work to, including a clear commitment to respecting human rights. We conduct regular consultations with employees on key aspects of their working environment, and operate a confidential helpline facility that allows employees to discuss any matter of concern with regards to their wellbeing. We are an accredited living wage employer.

Sustainable banking

Our Sustainable Procurement Code sets out our expectations of the companies that we work with. It states that our suppliers should not engage in breaches of human rights or labour rights, or in discrimination. We are also committed to equal opportunities for suppliers, and we recognise that diversity strengthens our supply chain. During 2015 we conducted introductory training on sustainability to members of our procurement team.

Our Environment, Social, Ethical (ESE) Risk policies include sector-specific human rights risk screenings and are regularly reviewed and updated to ensure best practice. We conduct due diligence on clients relating to human rights standards, and expect our clients to share our commitment to respecting human rights within their operations. In all sectors, we will not provide financial services to companies involved in harmful child labour or forced labour.

We also participate in projects with our peers through the Thun Group and UNEP FI to better understand and implement the human rights responsibilities of banks as defined by the UN Guiding Principles on Business and Human Rights. We have adopted and contributed to a number of internationally accepted codes, notably the Equator Principles and the UN Global Compact, which specifically address the management of human rights issues.

RBS welcomes new legislation – the Modern Slavery Act 2015 – to combat slavery and human trafficking. We are obliged to produce a public statement under this Act for the reporting year 2016, and we are identifying the steps necessary to ensure there is no modern slavery within our organisation and supply chain.

Our areas of focus

Support for enterprise

RBS and NatWest support more businesses in the UK than any other bank, but we are determined to do more to get behind the entrepreneurs and businesses that power the UK economy. One of the ways we’re doing this is through our partnership with Entrepreneurial Spark, the free business accelerator programme. By the end of 2015 there were seven business accelerator hubs in Brighton, Birmingham, Bristol, Leeds, Glasgow, Edinburgh and Ayr and we will open six more around the UK by 2017. These hubs offer free workspace, hands-on mentoring, a start-up ‘bootcamp’ and a free programme of up to 18-months of advice, support and funding clinics for entrepreneurs and high growth businesses. 2015 also marked the successful conclusion of our Inspiring Enterprise initiative. In 2012 we began supporting and helping to fund organisations that work with young people, women and social enterprises to help them develop and progress their business ideas. By the end of the three year period, our support had directly contributed to the creation of 2,173 new businesses across the UK and we exceeded our initial targets by assisting 114,059 young people, 28,365 women and 5,349 social enterprises to develop their ideas and take their next steps on their enterprise journey.

Financial capability

A cornerstone of our ambition to become No. 1 for customer service, trust and advocacy by 2020 is our commitment to help people manage their money better. This means supporting people’s financial capability both day-to-day and through significant life events. One of our most established initiatives is MoneySense, which is one of the longest running financial education programmes for young people in the UK and Ireland. Over 60% of secondary schools were registered to use MoneySense in 2015, gaining access to a range of resources and interactive materials for teachers, staff volunteers and young people to help them get to grips with money and how to manage it. To celebrate the programme’s 21st birthday, we re-launched MoneySense to open it up to primary schools for the first time and introduced new materials to make learning about money more real, relevant and fun for 5-18 year olds. The programme continues to empower young people to take control of their own financial journeys and build financial capability throughout their lives.

Governance report

Our Board

Chairman

Howard Davies (age 65)

Nationality: British

Date of appointment: 14 July 2015 (Board),

1 September 2015 (Chairman)

Experience: Howard was Deputy Governor of the Bank of England from 1995 to 1997 and Chairman of the UK Financial Services Authority from 1997 to 2003. Howard was Director of the London School of Economics and Political Science from 2003 until May 2011. He is also Professor of Practice at the Paris Institute of Political Science (Sciences Po).

Howard recently chaired the UK Airports Commission and is also the author of several books on financial subjects.

External appointment(s):

•     Independent director of Prudential plc and chair of the Risk Committee

•     Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC

•     Chair of the International Advisory Council of the China Securities Regulatory Commission

•     Member of the International Advisory Council of the China Banking Regulatory Commission

Committee membership(s):

Group Nominations and Governance Committee (Chairman)

Executive directors
Chief Executive

Ross McEwan (age 58)

Nationality: New Zealand

Date of appointment: 1 October 2013

Experience: Ross became Chief Executive of The Royal Bank of Scotland Group in October 2013.

Between August 2012 and September 2013, he was Chief Executive Officer for UK Retail, joining from Commonwealth Bank of Australia where he was Group Executive for Retail Banking Services for five years. Prior to this he was Executive General Manager with responsibility for the branch network, contact centres and third party mortgage brokers.

Ross has more than 25 years experience in the finance, insurance and investment industries. Prior to Commonwealth Bank of Australia, he was Managing Director of First NZ Capital Securities. He was also Chief Executive of National Mutual Life Association of Australasia Ltd/AXA New Zealand Ltd. Ross has an MBA from Harvard.

External appointment(s): None Committee membership(s): • Executive Committee (Chairman)
Chief Financial Officer

Ewen Stevenson (age 49)

Nationality: British/New Zealand

Date of appointment: 19 May 2014

Experience: Prior to his current role, Ewen was at Credit Suisse for 25 years where he was latterly co-Head of the EMEA Investment Banking Division and co-Head of the Global Financial Institutions Group. He has over 20 years of experience advising the banking sector while at Credit Suisse.

Ewen has a Bachelor of Commerce and Administration majoring in Accountancy and a Bachelor of Law from Victoria University of Wellington, New Zealand.

External appointment(s): None Committee membership(s): • Executive Committee

Our Board

Independent non-executive directors

Sandy Crombie (age 67)

Nationality: British

Date of appointment: 1 June 2009

(Senior Independent Director)

Experience: Sandy spent his entire full-time career with Standard Life plc, retiring as group chief executive. An actuary, he has served his profession in a variety of roles and has also served as a director of the Association of British Insurers.

Sandy has had a variety of cultural and community roles, and was previously Chairman of Creative Scotland, Chairman of the Edinburgh World City of Literature Trust and vice Chairman of the Royal Conservatoire of Scotland.

External appointment(s):

•    President of the Cockburn Association

Committee membership(s):

•    Group Performance and Remuneration Committee (Chairman)

•    Group Audit Committee

•    Group Nominations and Governance Committee

•    GRG Board Oversight Committee

Alison Davis (age 54)

Nationality: British/USA

Date of appointment: 1 August 2011

Experience: Previously, Alison served as a director of City National Bank, First Data Corporation and Xoom and as chair of the board of LECG Corporation. She has also worked at McKinsey & Company, AT Kearney, as Chief Financial Officer at Barclays Global Investors (now BlackRock) and as managing partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

External appointment(s):

•    Non-executive director and member of the compensation committee of Unisys Corporation

•    Non-executive director, chair of the compensation committee and member of the audit committee of Diamond Foods Inc.

•    Non-executive director, and member of the audit committee of Fiserv Inc

•    Non-executive director and chair of the audit committee of Ooma Inc.

•    Member of Advisory Board of Strategic Global Advisors, LLP

Committee membership(s):

•    Group Nominations and Governance Committee

•    Group Performance and Remuneration Committee

•    Sustainable Banking Committee

Morten Friis (age 63)

Nationality: Norwegian

Date of appointment: 10 April 2014

Experience: Prior to joining the RBS Board, Morten had a 34 year financial services career and held various roles at Royal Bank of Canada and its subsidiaries including Associate Director at Orion Royal Bank, Vice President, Business Banking and Vice President, Financial Institutions. In 1997, he was appointed as Senior Vice President, Group Risk Management and served as the Chief Credit Officer then Chief Risk Officer from 2004 to 2014. He was also previously a Director of RBC Bank (USA), Westbury Life Insurance Company, RBC Life Insurance Company and of RBC Dexia Investor Services Trust Company.

External appointment(s):

•    Member of the Board of Directors of The Canadian Institute for Advanced Research

•    Member of the Board of Directors of the Harvard Business School Club of Toronto

Committee membership(s):

•    Group Audit Committee

•    Board Risk Committee

•    CIB Board Oversight Committee

Our Board

Independent non-executive directors

Robert Gillespie (age 60)

Nationality: British

Date of appointment: 2 December 2013

Experience: Robert began his career with Price Waterhouse (now PricewaterhouseCoopers) where he qualified as a chartered accountant. He then moved into banking joining SG Warburg, specialising in corporate finance, and was appointed as Co-Head and Managing Director of its US investment banking business in 1989. Following the acquisition in 1995 of Warburg by Swiss Bank Corporation (which subsequently merged with UBS), he then held the roles of Head of UK Corporate Finance, Head of European Corporate Finance and Co-Head of its global business and CEO of the EMEA region. He relinquished his management roles at the end of 2005, and was appointed Vice Chairman of UBS Investment Bank. Robert left UBS to join Evercore Partners, from where he was seconded to the UK Panel on Takeovers and Mergers, as Director General, from 2010 to 2013.

External appointment(s):

•    Independent board director at Ashurst LLP

•    Chairman of Council at the University of Durham

•    Chairman of the Boat Race Company Limited

•    Director of Social Finance Limited

Committee membership(s):

•    Group Nominations and Governance Committee

•    Group Performance and Remuneration Committee

•    Board Risk Committee

•    Sustainable Banking Committee

•    CIB Board Oversight Committee (Chairman)

•    GRG Board Oversight Committee

Penny Hughes, CBE (age 56)

Nationality: British

Date of appointment: 1 January 2010

Experience: Previously a non-executive director and chairman of the corporate compliance and responsibility committee of Wm Morrison Supermarkets plc, other former non-executive directorships include Skandinaviska Enskilda Banken AB, Home Retail Group plc, Vodafone Group plc, Reuters Group PLC, Cable & Wireless Worldwide plc and The Gap Inc. Penny spent the majority of her executive career at Coca-Cola where she held a number of leadership positions, latterly as President, Coca-Cola Great Britain and Ireland.

External appointment(s):

•    Non-executive Chairman of The Gym Group plc. Also chair of the nominations and member of the audit, risk and remuneration committees

•    Non-executive director and member of the audit and nomination committees of SuperGroup plc

Committee membership(s):

•    Sustainable Banking Committee (Chairman)

•    Board Risk Committee

•    GRG Board Oversight Committee

Brendan Nelson (age 66)

Nationality: British

Date of appointment: 1 April 2010

Experience: Brendan was global chairman, financial services for KPMG. He previously held senior leadership roles within KPMG including as a member of the KPMG UK board from 1999 to 2006 and as vice-chairman from 2006. Chairman of the Audit Committee of the Institute of Chartered Accountants of Scotland from 2005 to 2008. President of the Institute of Chartered Accountants of Scotland 2013/14.

External appointment(s):

•     Non-executive director and chairman of the audit committee of BP plc

•     Member of the Financial Reporting Review Panel

Committee membership(s):

•    Group Audit Committee (Chairman)

•    Group Nominations and Governance Committee

•    Board Risk Committee

•    GRG Board Oversight Committee (Chairman)

•    CIB Board Oversight Committee

Our Board

Independent non-executive directors

Baroness Noakes, DBE (age 66)

Nationality: British

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

External appointment(s): • Deputy chairman, Ofcom Committee membership(s): • Board Risk Committee (Chairman) • Group Audit Committee • CIB Board Oversight Committee • GRG Board Oversight Committee

Mike Rogers (age 51)

Nationality: British

Date of appointment: 26 January 2016

Experience: Has extensive experience in retail banking and financial services. Mike joined Barclays in 1986 where he undertook a variety of roles in the UK and overseas across business banking, wealth management and retail banking. Mike was Managing Director of Small Business, Premier Banking and UK Retail Banking. Mike is currently Chief Executive of Liverpool Victoria Group, a role he was appointed to in 2006.

External appointment(s): • Chief executive, Liverpool Victoria Group • Non-executive director of the Association of British Insurers. Committee membership(s): • Sustainable Banking Committee
Chief Governance Officer and Board Counsel

Aileen Taylor (age 43)

Nationality: British

Date of appointment: 1 May 2010

(Company Secretary)

Experience: A qualified solicitor, Aileen joined RBS in 2000. She was appointed Deputy Group Secretary and Head of Group Secretariat in 2007, and prior to that held various legal, secretariat and risk roles including Head of External Risk (Retail), Head of Regulatory Risk (Retail Direct) and Head of Legal and Compliance (Direct Line Financial Services).

Aileen is a fellow of the Chartered Institute of Bankers in Scotland and a member of the European Corporate Governance Council.

Executive Committee

The Board is supported by the Executive Committee comprising the executive directors and other senior executives. Details of the composition of the Executive Committee and biographies of its members can be found at rbs.com>about us>corporate governance>ce and board>executive committee.

Corporate governance

Chairman’s introduction

I am pleased to introduce the Corporate Governance report, my first since being appointed Chairman of the Board. A brief review of the principal issues addressed by the Board during the year is included in my Chairman’s Statement on page 13. The following report provides an overview of key roles and responsibilities of the Board, and sets out in greater detail how the Board spent its time in 2015. Board effectiveness and performance evaluation are also covered, as well as an overview of how we communicate with shareholders.

I and my fellow directors are committed to observing high standards of corporate governance, integrity and professionalism. Our statement of compliance with the UK Corporate Governance Code (the Code) can be found on page 90.

Howard Davies, Chairman of the Board

The Board

The Board has eleven directors comprising the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director.

Biographies for each director and details of which Board committees they are members of can be found on pages 43 to 46. The Board considers that the Chairman was independent on appointment and that all non-executive directors are independent for the purposes of the Code.

Board changes

Philip Hampton stepped down from the Board on 31 August 2015.

Howard Davies was appointed as a non-executive director on 14 July 2015 and assumed the role of Chairman on 1 September 2015. Mike Rogers was appointed as a non-executive director and a member of the Sustainable Banking Committee on 26 January 2016.

Roles and responsibilities

The Board

The Board is collectively responsible for the long-term success of RBS and delivery of sustainable shareholder value. The Board’s terms of reference include a formal schedule of matters specifically reserved for the Board’s decision and are reviewed at least annually. The terms of reference are available at rbs.com>about us.

Chairman

The role of Chairman is distinct and separate from that of the Chief Executive and there is a clear division of responsibilities with the Chairman leading the Board and the Chief Executive managing RBS’s business day to day.

The Chairman’s key responsibilities are to:

•	provide strong and effective leadership to the Board;

•	ensure the Board is structured effectively, observes the highest standards of integrity and corporate governance, and sets the tone from the top in terms of culture and values;

•	build an effective and complementary Board with an appropriate balance of skills and personalities, and as Chairman of the Group Nominations Committee consider succession planning for Board appointments;

•	manage the business of the Board and set the agenda, style and tone of Board discussions to promote effective decision-making and constructive debate;

•	facilitate the effective contribution and encourage active engagement by all members of the Board;

•	in conjunction with the Chief Executive and Chief Governance Officer and Board Counsel, ensure that members of the Board receive accurate, timely and clear information, to enable the Board to lead RBS, take sound decisions and monitor effectively the performance of executive management;

•	ensure that the performance of individual directors and of the Board as a whole and its committees is evaluated regularly; and

•	ensure RBS maintains effective communication with shareholders and other stakeholders.

Chief Executive

The Chief Executive has responsibility for all of RBS’s business and acts in accordance with the authority delegated by the Board.

The Chief Executive’s key responsibilities are to:

•	exercise executive accountability for the RBS businesses delivering operational management and oversee the full range of activities of the customer businesses and functions;

•	develop, drive and deliver the strategy approved by the Board;

•	drive and deliver performance against financial plans, acting in accordance with authority delegated by the Board;

•	consult regularly with the Chairman and Board on matters which may have a material impact on RBS;

•	act as champion of the culture and values of RBS, creating an environment where employees are engaged and committed to good customer outcomes;

•	lead, manage and develop RBS’s senior leadership team, ensuring professional capability is developed and that succession coverage meets the needs of RBS;

•	ensure RBS has effective frameworks and structures to identify, assess and mitigate risks; and

•	in conjunction with the Chairman and Chief Governance Officer and Board Counsel, ensure the Board receives accurate, timely and clear information.

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

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. Please see page 34 of the Strategic Report for more details. The terms of reference are available on rbs.com.

During 2015, two additional temporary committees were established to support the Board’s oversight of Global Restructuring Group (‘GRG’) and CIB.

Chief Governance Officer and Board Counsel

Aileen Taylor is the Chief Governance Officer and Board Counsel and is also the Company Secretary. Reporting directly to both the Chairman and the Chief Executive, she provides support and advice to the Board on a broad range of strategic and governance issues. She acts as a trusted advisor in the effective functioning of the Board, ensuring appropriate alignment and information flows between the Board and its committees, including the Executive Committee. As Board Counsel, she is responsible for delivery of commercial corporate governance support and related legal advice to the Board and overseeing the provision of legal advice to the Board by the General Counsel.

The Chief Governance Officer and Board Counsel’s key responsibilities include:

•	advising on Board skills and composition including induction, ongoing training and professional development;

•	executive responsibility for Chairman/non-executive director search and appointment process;

•	delivery of a global corporate governance strategy across RBS;

•	the provision of professional secretariat support to the Board and its committees; and

•	leading on implementation of recommendations from the annual Board evaluation.

Conflicts of interests

RBS has procedures in place to ensure that the Board’s management of conflicts of interest and its powers for authorising certain conflicts are operating effectively. On appointment, each director is provided with RBS’s guidelines for referring conflicts of interest to the Board. Each director is required to notify the Board of any actual or potential situational or transactional conflicts of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts.

Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company’s Articles of Association. The Board considers each request for authorisation on a case by case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process.

Details of all directors’ conflicts of interest are recorded in a register which is maintained by the Chief Governance Officer and Board Counsel and reviewed annually by the Board.

Board meetings

In 2015, nine Board meetings were scheduled and individual attendance by directors at these meetings is shown in the table below.

In addition to the nine scheduled meetings, 25 additional meetings and committees of the Board were held, including meetings to consider and approve financial statements. The Chairman and the non-executive directors meet at least once per year without executive directors present.

Attended/ scheduled
Howard Davies (1)	4/4
Ross McEwan	9/9
Ewen Stevenson	9/9
Sandy Crombie	9/9
Alison Davis	9/9
Morten Friis	9/9
Robert Gillespie	9/9
Penny Hughes	9/9
Brendan Nelson	9/9
Baroness Noakes	9/9
Mike Rogers (2)	—

Former director
Philip Hampton (3)	6/6

Notes:

(1)	Appointed to the Board on 14 July 2015.

(2)	Appointed to the Board on 26 January 2016.

(3)	Stepped down from the Board on 31 August 2015.

Corporate governance

Principal activities of the Board during 2015

In advance of each Board meeting, the directors are provided with comprehensive papers. During 2015 there has been an enhanced focus on organisational culture, including risk culture, and on continued enhancement of the risk appetite framework. These have been recurring themes underpinning Board discussions during the year. A revised approach to Board papers was adopted in 2015 in order to improve and enhance the quality, content and consistency of information presented to the Board which has been well received. An overview of the principal activities of the Board during 2015 is shown below.

Each meeting
• Chairman’s report • Chief Executive’s report • Chief Financial Officer’s report including monthly results and update on capital, funding and liquidity • Franchise updates • Transactions update	• Risk report (including updates on conduct matters) • Reports from Committee Chairmen • Governance and Company Secretary’s report (routine matters for approval/noting)
1st Quarter	2nd Quarter

•     Budget

•     Executive director remuneration proposals

•     Annual results and AGM notice

•     Board and committee evaluations

•     Internal Audit evaluation

•     External Auditor evaluation

•     ICB design

•     Risk appetite framework

•     Stress testing

•     RBS contingency funding plan

•     Restructuring update

•     Employee survey results

•     Litigation update

•     Technology update

•     Transformation Programme

•     Q1 results

•     Risk culture

•     Resolution plan

•     Recovery plan

•     Annual General Meeting preparations

•     Citizens divestment

•     Stress testing

•     Internal Capital Adequacy Assessment Process

•     Non-executive director’s training proposals

•     ICB update

•     Digital update

•     Technology update

•     Transformation Programme

•     Board strategy offsite

•     Executive talent session

3rd Quarter	4th Quarter

•    Interim results

•    Individual Liquidity Adequacy Assessment

•    Citizens divestment

•    Culture

•    Executive talent session

•    Brand hierarchy

•    Board evaluation update

•    Stress testing

•    Williams & Glyn capital plan

•    Litigation update

•    Technology update

•    Transformation Programme

•    Banking Standards Board session

•    Executive talent session

•    Board session with PRA

•     Q3 results

•     2016 budget and 2017-20 plan

•     ICB update

•     CIB strategy review

•     Dear Chairman Exercise II Feedback response

•     Ulster Bank strategic review

•     RBSI strategic review

•     Data and analytics session

•     Legal report

•     Technology update

•     Board and committee external evaluation

•     Pension funding

•     Senior Manager Regime responsibilities map

•     Transformation Programme

•     Williams & Glyn Programme

Executive Committee members attend part of each Board meeting to provide an update on the performance of each of the franchises and risk and conduct issues. Other relevant senior executives attend Board meetings to present reports to the Board as appropriate. This provides the Board with an opportunity to engage directly with management on key issues and supports the Board’s succession planning activity.

Board effectiveness

Skills and experience of the Board

The Board is structured to ensure that the directors provide RBS with the appropriate balance of skills, experience and knowledge as well as independence. Given the nature of RBS’s businesses, experience of banking and financial services is clearly of benefit, and we have a number of directors with substantial experience in that area. The Board also benefits from directors with experience in other fields.

The table below illustrates the breadth of skills and experience on the Board.

• Retail Banking • Other Financial Services • Markets/Investment Banking • Government & Regulatory • Mergers & Acquisitions • Corporate Restructuring • Stakeholder Management	• Chief Executive experience • Finance & Accountancy • Risk • Technology/Digital • Operations • Change Management • Consumer Facing

Board committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any individual.

Corporate governance

Induction and professional development

Each new director receives a formal induction on joining the Board, which is co-ordinated by the Chief Governance Officer and Board Counsel. This includes visits to RBS’s major businesses and functions and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate. Each induction programme has a core element that the director is required to complete, with the remainder of the programme tailored to the new director’s specific requirements. A list of example meetings arranged during an induction programme for a new director is set out below:

Chairman

Chief Executive

Chief Financial Officer

Senior Independent Director

Other non-executive directors

Chief Governance Officer and Board Counsel

Chief Risk Officer

Chief Conduct & Regulatory Affairs Officer

Chief Marketing Officer

RBS Treasurer

RBS General Counsel

External Auditor

External Counsel

Franchise Chief Executives

Business visits (UK and overseas)

Finance

Risk

Internal Audit

Tax

Chief Human Resources

Officer

Chief Administration

Officer

Investor Relations

Strategy & Corporate

Development

Regulators

Institutional Investors

The Chairman continues to progress his tailored and comprehensive induction programme, which includes all of the above, together with additional customer, employee, shareholder and governmental engagement sessions, to support the nature and scope of the Chairman’s role.

The directors have access to a wide range of briefing and training sessions and other professional development opportunities. Internal training relevant to the business of RBS is also provided. Business visits are arranged as part of the Group Audit Committee and Board Risk Committee schedule (details of which can be found on pages 56 and 62) and all non-executive directors are invited to attend. Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities as directors.

During 2015, the directors received updates on a range of subjects to enhance their knowledge, including:

•	ICB/ring-fencing.

•	Client Money and Asset rules.

•	Senior Managers’ Regime.

•	Cyber security.

•	The Banking Standards Board.

•	Digital technology.

•	PRA consultation on board responsibilities.

•	PRA policy statement on the implementation of ring-fencing.

•	EBA consultation on guidelines on sound remuneration policies.

•	FRC discussion paper on UK board succession planning.

•	New RBS leadership programme.

•	Davies Report on gender balance on British boards.

•	EU Market Abuse Regulations.

•	The Investment Association Principles of Remuneration 2015.

•	Institutional and Shareholder Services UK & Ireland Proxy Voting Guidelines.

•	EBA report on the use of Role Based Allowances.

•	European Commission consultation on the impact of the bonus cap, October 2015.

•	Pensions.

•	PRA/FCA Report into the failure of HBOS plc and report by Andrew Green QC assessing the FSA’s enforcement actions in relation to the failure of HBOS plc.

The Chief Governance Officer and Board Counsel maintains continuing professional development logs. These are reviewed regularly between the Chairman and each director individually, to assist in identifying future training and development opportunities that are specific to the individual director’s requirements.

Information

All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Chief Governance Officer and Board Counsel. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense.

Time commitment

It is anticipated that non-executive directors will allocate sufficient time to RBS to discharge their responsibilities effectively and will devote such time as is necessary to fulfil their role. Directors have been briefed on the limits on the number of other directorships that they can hold under the requirements of the fourth Capital Requirements Directive (CRD IV). Each director is required to seek the agreement of the Chairman before accepting additional commitments that might affect the time the director is able to devote to his or her role as a non-executive director of RBS. The Board monitors the other commitments of the Chairman and directors and is satisfied that they are able to allocate sufficient time to enable them to discharge their duties and responsibilities effectively. The time commitment currently required of our non-executive directors continues to be significant.

Election and re-election of directors

In accordance with the provisions of the Code, all directors stand for election or re-election by shareholders at the company’s Annual General Meeting. In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by a majority of independent shareholders.

Corporate governance

Performance evaluation

In accordance with the Code, an external evaluation of the Board takes place every three years. An internal evaluation takes place in the intervening years.

The 2013 and 2014 evaluations were conducted internally by the Chief Governance Officer and Board Counsel. In 2014, an evaluation of the Board’s effectiveness was also carried out by the PRA. Following the 2014 evaluations, a number of initiatives were implemented, aimed at improving the overall performance and effectiveness of the Board. These included improving the quality and volume of information provided to the Board, ensuring sufficient time on Board agendas for customer matters and RBS’s priorities, enhancing the professional development provided to directors and a focus on succession planning. Work continues to address these topics and will be kept under regular review as a matter of good practice.

In 2015, the Board and committee evaluation process was externally facilitated by Condign Board Consulting Limited, a specialist board evaluation consultancy which was selected following a competitive tender process. The Board is satisfied that Condign has no other connection with RBS.

Performance evaluation process

The external facilitator undertook a formal and rigorous evaluation by:

•	using a tailored discussion guide to structure individual meetings held with each director, as well as the Chief Governance Officer and Board Counsel, the Chief Risk Officer and the Chief Conduct & Regulatory Affairs Officer;

•	discussing outcomes and recommendations with the Chairman and Chief Governance Officer and Board Counsel; and

•	outlining outcomes and suggesting areas for improvement through a written report and oral presentation to the Board.

Amongst the areas reviewed were Board dynamics, culture and engagement; Board and committee meetings and processes (including information quality and flows and the balance between Board and committee agendas); Board and committee composition and structuring, external relationships with regulators, shareholders and stakeholders; and overall Board effectiveness.

Outcomes of the 2015 performance evaluation

The 2015 performance evaluation concluded that the Board was strong and operated effectively and within its terms of reference.

Key strengths identified included the following:

•	the Board was exceptionally hard-working, engaged, and appropriately composed throughout the year;

•	the group dynamic between Board members was good and on the whole members continued to work well together, creating effective challenge, considerable debate and detailed oversight; and

•	the Board’s committees also operated effectively within their terms of reference throughout the year providing a great deal of support to the Board.

A summary of the key themes arising from the 2015 performance evaluation is set out below, together with an overview of the key actions proposed:

Key themes

Board resourcing and succession planning

The need to plan for rotation in the Board’s membership was highlighted, as a number of directors reach or exceed the six year point in their tenure. The review highlighted the importance of regularly reviewing Board and Board Committee composition, according to business and staffing needs, with scope also identified to streamline Nominations Committee processes.

Agenda planning

The evaluation highlighted the continuing need to ensure the right preparations take place before a paper reaches the Board. It also highlighted the challenge of achieving an appropriate balance between Board and Committee agendas to ensure the best use of directors’ time and to support effective decision-making.

Tone from the top and ensuring Board/executive alignment

The evaluation also acknowledged the continuing importance of the Board’s role in developing the appropriate performance and behavioural culture which is shared with the organisation, and ensuring appropriate alignment between the Board and the executive as remediation issues reduce and the forward agenda develops.

Proposed actions

The full performance evaluation report set out a series of recommendations which have been carefully considered by the Board. An action plan has been agreed to progress these recommendations, as appropriate, during 2016. Key actions include:

•	Creation of a Nominations and Governance Committee, adding a governance oversight function, and streamlining processes and membership.

In January 2016 the Board approved proposals to establish a Nominations and Governance Committee. The committee report on page 53 contains more detail on the remit of the new Committee and areas of focus for 2016.

•	A focused review of Board and committee agendas and their supporting information and processes.

The priorities for this exercise are to minimise duplication, optimise the use of directors’ time, and to engage directors’ insights and experience fully. This in turn will allow sufficient space for focus on RBS’s onward priorities, particularly its customers.

•	A number of actions to improve alignment between the board and executives which were identified in light of the review’s findings, and will be progressed during 2016 to ensure a consistent ‘tone from the top’.

Corporate governance

These actions include undertaking post-decision reviews to pinpoint learnings for future Board development and continuing to ensure appropriate Board involvement in executive succession planning. The forward agenda planner will also be discussed bi-annually to ensure that business needs, the Board’s expectations and executive support are aligned.

Individual director and Chairman effectiveness reviews

The Chairman met with each director individually to discuss their own performance and ongoing professional development and also shared peer feedback provided as part of the evaluation process. Separately, the Senior Independent Director sought feedback on the Chairman’s performance from the non-executive, executive directors and key external stakeholders and discussed it with the Chairman.

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

Communication with the company's largest institutional shareholders is undertaken as part of the Investor Relations programme:

•	the Chief Executive and Chief Financial Officer meet regularly with UKFI, the organisation set up to manage the Government’s investments in financial institutions, to discuss the strategy and financial performance of the business. The Chief Executive and Chief Financial Officer also undertake an extensive annual programme of meetings with the company’s largest institutional shareholders;

•	the Chairman independently meets with RBS’s largest institutional shareholders annually to hear their feedback on management, strategy, business performance and corporate governance. Additionally, the Chairman, Senior Independent Director and chairmen of the Board committees met with the governance representatives of a number of institutional shareholders during the year;

•	the Senior Independent Director is available if any shareholder has concerns that they feel are not being addressed through the normal channels; and

•	the Chairman of the Group Performance and Remuneration Committee consults extensively with major shareholders in respect of the Group’s remuneration policy.

Throughout the year, the Chairman, Chief Executive, Chief Financial Officer and Chairman of the Group Performance and Remuneration Committee communicate shareholder feedback to the Board. The directors also receive reports reviewing share price movements and performance against the sector. Detailed market and shareholder feedback is provided to the Board after major public announcements such as a results release. The arrangements in place are to ensure that directors develop an understanding of the views of major shareholders and that these are considered as part of the annual Board evaluation.

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

Report of the Group Nominations Committee

Letter from Howard Davies

Chairman of the Group Nominations Committee

Dear Shareholder,

As Chairman of the Board and Chairman of the Group Nominations Committee I am pleased to present our report on the committee's activity during 2015.

Role and responsibilities

The Group Nominations Committee reviews the structure, size and composition of the Board, and membership and chairmanship of Board Committees. The Committee engages with external consultants, considers potential candidates and recommends appointments of new directors to the Board. The terms of reference of the Group Nominations Committee are reviewed annually, approved by the Board and are available at rbs.com.

Principal activity during 2015

In 2015, discussions principally focused on the Chairman search and the search for new non-executive directors. The Committee also continued to monitor succession planning taking into account business requirements and industry developments.

Membership and meetings

All non-executive directors are members of the Group Nominations Committee which is chaired by the Chairman of the Board. The Chief Executive and the Chief Financial Officer are invited to attend meetings.

The Group Nominations Committee holds at least two scheduled meetings per year, and also meets on an ad hoc basis as required. In 2015, there were four Group Nominations Committee meetings, three of which were chaired by Philip Hampton, and individual attendance by directors at these meetings is shown in the table below. In addition a number of ad hoc meetings were held to discuss Chairman succession prior to my appointment.

Attended/ scheduled
Howard Davies (Chairman) (1)	2/2
Sandy Crombie	4/4
Alison Davis	4/4
Morten Friis	4/4
Robert Gillespie	4/4
Penny Hughes	4/4
Brendan Nelson	4/4
Baroness Noakes	4/4
Mike Rogers (2)	—

Former member
Philip Hampton (3)	3/3

Notes:

(1)	Appointed to the Committee on 14 July 2015.

(2)	Joined the Committee on 26 January 2016.

(3)	Stepped down from the Committee on 31 August 2015.

Chairman search

In September 2014, it was announced that Philip Hampton would step down as Chairman in 2015 and Egon Zehnder International (EZ) was engaged to support the search process for his successor. EZ does not provide services to any other part of RBS. On 26 February 2015, it was announced that I would be appointed as Chairman with effect from 1 September 2015, and I joined the Board as a non-executive director on 14 July 2015.

Consideration of new non-executive directors

EZ has continued to support the search for new non-executive directors during 2015 and to support the future Board succession planning. The Committee has considered the skills and experience required to complement the Board and these have been incorporated into the search process.

During 2015, the Committee considered a number of potential candidates and in December it was announced that Mike Rogers would join the Board as a non-executive director with effect from 26 January 2016. Mike’s extensive experience of retail banking and financial services will strengthen the Board.

In December 2015, following a rigorous tender process, JCA Group was appointed to support the search for further non-executive directors in future and the EZ engagement will come to an end. JCA Group does not provide search services to any other part of RBS.

Tenure of non-executive directors

The chart below sets out the tenure of non-executive directors.

Board and Committee membership

My appointment as successor to Philip Hampton aside, there have been no other material changes made to the Board or its Committee membership during 2015. As previously mentioned Mike Rogers joined the Board and was appointed to the Sustainable Banking Committee in January 2016.

During 2015, two temporary Board oversight committees were formed in relation to CIB and the bank’s Global Restructuring Group (GRG).

The CIB Board Oversight Committee first met in March 2015 to oversee the strategic change programme for the Bank’s CIB business, including monitoring execution risk and external stakeholder management. Robert Gillespie chairs the Committee. Morten Friis, Brendan Nelson and Baroness Noakes are members. It is anticipated that the Committee will be stood down in the first half of 2016.

The GRG Board Oversight Committee first met in May 2015 to provide oversight in relation to matters related to GRG including the Group’s response to the FCA’s Section 166 Review.

Report of the Group Nominations Committee

Brendan Nelson chairs the Committee. Sandy Crombie, Robert Gillespie, Penny Hughes and Baroness Noakes are members. It is anticipated that this Committee will be stood down once the FCA has confirmed the outcome of its Section 166 Review.

Following my appointment as Chairman and the output of the Board Evaluation, I intend to lead a review of the Board Committee membership during 2016.

Performance evaluation

The 2015 performance evaluation was independently facilitated by Condign Board Consulting Limited, a specialist board evaluation consultancy. The Committee has considered and discussed the outcomes of this evaluation.

Overall the evaluation concluded that the Group Nominations Committee continued to operate effectively although some areas for potential improvement were identified.

A summary of the key themes arising from the evaluation is set out below together with an overview of the key actions proposed:

Key themes

•	consideration should be given to expanding the Committee’s remit to include a governance oversight function;

•	the search and nomination process for new non-executive directors should be reviewed and further streamlined as appropriate;

•	non-executive director recruitment remains challenging for a number of reasons, including the significant time commitment expected of RBS non-executive directors;

•	Group Nominations Committee membership should be reviewed, as part of a wider review of Board Committee composition; and

•	succession planning should receive particular focus in the next few years, as a number of non-executive directors reach or exceed the six year point in their tenure.

Key Actions

In January 2016, the Board approved proposals to expand the Committee’s remit, adding a governance oversight function and changing its name to the Nominations and Governance Committee.

Areas of focus for the Committee during 2016 will include the key themes identified during the external evaluation process, as set out above.

The review included a small number of general recommendations which are relevant for both the Board and its senior committees. Key themes and actions arising from these general recommendations are set out in the Board report on pages 51 and 52 and will be considered, and addressed as appropriate, at Board level.

The review also recommended that all Committee chairmen should ensure continued focus on agenda planning and streamlined reporting to the Board, which will also be a priority for the Group Nominations and Governance Committee during 2016.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress on its 2016 priorities during the year.

On 26 January 2016, the Board approved changes to the remit of the Group Nominations Committee which now includes responsibility for monitoring the Group’s governance arrangements, in order to ensure best corporate governance standards and practices are upheld.

As part of this extended remit, the Committee will consider developments relating to banking reform and analogous issues affecting the Group in the markets where it operates, and will make recommendations to the Group Board on any consequential changes to the Group’s governance model. In order to reflect the revised remit, the Group Nominations Committee has been renamed as the Group Nominations and Governance Committee. The Board also approved changes to the composition of the Committee, effective as at 26 January 2016. I continue in my role as chairman of the Committee with membership now comprising Sandy Crombie, Alison Davis, Robert Gillespie and Brendan Nelson. The Group Nominations and Governance Committee held its first meeting in February 2016.

Boardroom diversity

The Board currently exceeds the target of 25 per cent female board representation as set out in Lord Davies’ 2011 report on women on Boards. We also acknowledge the additional recommendations that have recently been published and await with interest the next steps to be taken in this regard.

The chart below details the gender diversity of the Board.

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

Further details on RBS’s approach to diversity can be found on page 95.

Howard Davies

Chairman of the Group Nominations Committee

25 February 2016

Report of the Group Audit Committee

Letter from Brendan Nelson,

Chairman of the Group Audit Committee

Dear Shareholder,

2015 has been another significant year for the bank as it progresses on its journey to becoming number one for customer service, trust and advocacy. I am pleased to report that the Group Audit Committee has supported the bank in its ambitions and has carried out its responsibilities effectively in the period, as confirmed by the annual effectiveness review. A fuller summary of the outcomes of that review, and a description of the activity of the Committee during the year, is set out in the report that follows.

Accounting and financial reporting

A key role of the Group Audit Committee is to satisfy itself that the accounting policies, risks and significant management judgements which underpin the bank’s financial disclosures are reasonable and transparent. During 2015, the Committee reviewed and challenged management on material judgements, in particular those relating to accounting for provision for litigation and regulatory investigations and the treatment of committed pension obligations in light of accounting developments during 2015. Other key matters debated included: loan impairments; valuation of financial instruments; conduct provisions, including Payment Protection Insurance; goodwill; and deferred taxation. The Committee received independent views from the external auditor on these topics and was satisfied that the accounting judgements applied were appropriate.

Following consideration of these matters ahead of the 2015 results, it was determined that a public announcement was appropriate and the Group Audit Committee recommended that the Board release a trading statement to the market on 27 January 2016. The Committee also supported the proposal to change the bank’s reporting segments based on the six segments within the bank’s three core franchises, plus Capital Resolution and Williams & Glyn. This re-segmentation reflects the manner in which the bank is now managed.

As part of our overall assessment of the Annual Report and Accounts, we assisted the Board in determining that the disclosures taken as a whole were fair, balanced and understandable, and provided the information necessary for shareholders to assess RBS’s position and performance, business model and strategy.

Systems of internal control

In line with the requirements of the Code and related FRC Guidance on Risk Management, Internal Control and Related Financial & Business Reporting, the Committee has reviewed and reported to the Board on the effectiveness of RBS’s internal controls. While there has been increased focus and attention during 2015 from management on addressing and closing identified deficiencies, some known issues continued to impact internal controls during 2015 as set out in the report that follows. Timely and sustainable remediation will remain a focus of the Committee in 2016.

While it is clear that execution of the bank’s simplification strategy will deliver benefits, the transformation programme is unprecedented in scale and the Committee has monitored the impact of such significant change upon the control environment of the organisation during the year. The Committee has reviewed reports from Internal Audit assessing progress of the bank’s major change programmes and where appropriate has challenged management regarding the associated impact on controls.

Embedding robust controls, driving the correct risk behaviours and ensuring the effectiveness of the three lines of defence remains a work in progress across RBS and, in conjunction with the Board Risk Committee, will continue to be priority areas for the Group Audit Committee during 2016.

External audit

While Deloitte continued as RBS’s external auditor throughout 2015, we supervised the transition period of the new auditors, Ernst & Young LLP (EY), who were selected in 2014 following a competitive tender process. The Committee reviewed the processes followed to ensure EY’s independence and extended our policy on non-audit services to the firm to ensure that there was no impact on the audit service or EY’s independence. EY shadowed the audit process in 2015 and I am confident that they will be well-positioned and appropriately informed to commence as the external auditor in 2016.

I would like to thank Deloitte for their work as auditor of RBS and its subsidiaries over the past 16 years and for their professionalism in securing an orderly handover to EY.

Key priorities for 2016

2016 is set to be no less challenging for the bank and the Committee will continue to balance support to management with independent oversight and challenge. Focus will be placed on maintaining appropriate oversight over financial reporting, preparedness for accounting and regulatory changes including IFRS 9, monitoring systems of control and ongoing remediation programmes through a period of continued change and embedding the correct culture and behaviours across the bank.

More detailed information on the topics considered are set out in the report that follows. This demonstrates the breadth and scale of the matters considered and I would like to thank my fellow members for their continued support and focus during 2015.

Brendan Nelson

Chairman of the Group Audit Committee

25 February 2016

Report of the Group Audit Committee

Report of the Group Audit Committee

Membership

The Group Audit Committee (GAC) is comprised of the following four independent non-executive directors.

Attended/ scheduled
Brendan Nelson (Chairman)	7/7
Sandy Crombie	7/7
Morten Friis	7/7
Baroness Noakes	7/7

Brendan Nelson, Morten Friis and Baroness Noakes are also members of the Board Risk Committee. Sandy Crombie is Chairman of the Group Performance and Remuneration Committee. This common membership helps facilitate effective governance across all finance and risk issues, including compensation decisions, and that agendas are aligned and overlap of responsibilities is avoided where possible.

The members of GAC are selected with a view to the expertise and experience of the Committee as a whole and with proper regard for the key issues and challenges facing RBS.

The Board is satisfied that all GAC members have recent and relevant financial experience and that each member of the Committee is independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the “Exchange Act”) and related guidance. The Board has further determined that Brendan Nelson, Committee Chairman, and Baroness Noakes are both ‘financial experts’ for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange. Full biographical details of GAC members are set out on pages 43 to 46.

Meetings were attended by the Chief Executive and Chief Financial Officer; the Group Chairman; the Internal and External Auditors; and Finance, Legal and Risk Management executives. Other executives, subject matter experts and external advisers were also invited to attend, as required, to present and advise on reports commissioned by the Committee. The Committee also met privately with the external auditors and separately with Internal Audit management.

Purpose of the Group Audit Committee

The Committee’s responsibilities are set out in more detail in its terms of reference which are reviewed annually by the Committee and approved by the Board. These are available on the Bank’s website: rbs.com.

Meetings and visits

The Committee held seven scheduled meetings during 2015, four of which were held immediately prior to the submission of the quarterly financial statements to the Board. The Committee also convened three ad hoc meetings to consider the outputs and required affirmations relating to the annual external audit of benchmark interest rate submissions, to finalise the H1 company announcement prior to publication and the selection and approval of the external auditor for Williams & Glyn.

During 2015, in conjunction with members of the Board Risk Committee, members of the Committee took part in an annual programme of visits to businesses and control functions in order to gain a deeper understanding of the risks and issues they face. This value-adding programme included two visits to Risk; C&RA and Internal Audit plus visits to: PBB; CPB; CIB; Services; Finance; and Restructuring.

In October 2015, the Committee, in conjunction with the Board Risk Committee, undertook a visit to India which has over 14,000 staff and contractors engaged in significant back office activities. During the week-long trip the Committee spent time in both Delhi and Chennai meeting with local management teams to discuss key risk and control matters in the country. Specific sessions were held with the following local teams: Internal and External Audit, Finance functions, Risk infrastructure, Services and Technology.

Allocation of Group Audit Committee agenda time:

Performance evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the Group Audit Committee, was conducted by Condign Board Consulting Limited, an external consultant, in 2015. The Committee has considered and discussed the outcomes of this evaluation. Overall the review concluded that the Group Audit Committee continued to operate effectively.

A small number of general recommendations which are relevant for both the Board and its senior committees were made. Key themes and actions arising from these general recommendations are set out in the Board report on pages 51 and 52 and will be considered, and addressed as appropriate, at Board level.

The Committee also tracked progress on the implementation of the recommendations from the 2014 Committee effectiveness evaluation during the year to ensure successful delivery.

Report of the Group Audit Committee

Matters considered by the Committee in 2015

Key area	Matters considered and action taken by the GAC
Accounting and financial reporting
Accounting judgments and reporting issues considered in the preparation of financial reports

The Group Audit Committee focused on a number of salient judgements and reporting issues in the preparation of the 2015 accounts, in particular, the Committee considered:

•     the capital impact and accounting treatment of committed pension obligations in light of accounting developments during 2015, including the issue of exposure draft amendments to IFRIC 14. In light of these changes, the Committee supported the decision to amend the accounting policy for pensions and to apply this retrospectively leading to the recognition of an additional liability in the 2015 year end accounts in relation to committed future pension payments;

•     provision and disclosure for ongoing regulatory and litigation actions: including foreign exchange trading; retail mortgage backed securities litigation in the US; UK shareholder actions; and Payment Protection Insurance (PPI). Following discussion, the Committee was satisfied that it would be appropriate to take further incremental provisions against both retail mortgage backed securities litigation and PPI in the 2015 year end accounts;

•     the going concern basis of accounting including considering evidence in relation to RBS’s capital, liquidity and funding position. The Committee supported the directors’ going concern conclusion. Further information is set out on page 96;

•     the adequacy of loan impairment provisions, focusing in particular on judgements and methodology applied to provisions. The Committee was satisfied that the overall  loan impairment provisions and underlying assumptions and methodologies were reasonable and applied consistently;

•     valuation methodologies and assumptions for financial instruments carried at fair value including RBS’s credit market exposures and own liabilities assessed at fair value;

•     the level of goodwill and other intangible assets to be carried. Following discussion and based on year end testing, the Committee supported recognition of an impairment in goodwill attributed to Private Banking driven primarily by weaker forecast future profitability for Private Banking;

•     the judgements that had been made by management in assessing the recoverability of deferred tax assets, in light of continued execution of the bank’s strategy and changes to the UK corporate tax system;

•     the assessment by management of the adequacy of internal controls over financial reporting, and assessment of identified deficiencies. Weaknesses had been identified in user access controls relating to certain IT applications within the bank; the Committee monitored remediation plans to address the issue; and

•     the quality and transparency of financial and risk disclosures contained within the Annual Report and Accounts.

The Committee recommended the quarterly and interim results announcements and the Annual Report and Accounts to the Board for approval. Consideration was given to the comprehensive review process that supports both the Group Audit Committee and ultimately the Board in reaching the conclusion that the disclosures taken as a whole were fair, balanced and understandable and provided the information necessary for shareholders to assess the company’s position and performance, business model and strategy. The review process included: central co-ordination of the Annual Report and Accounts by the Director of Finance with guidance on requirements being provided to individual contributors; review of the Annual Report and Accounts by the Executive Disclosure Committee prior to consideration by the Audit Committee; and a management certification process which required members of the Executive Committee and other senior executives to provide confirmation following their review of the Annual Report and Accounts that they considered them to be fair, balanced and understandable. This process was also undertaken in respect of the half year and quarterly results announcements. In addition, the External Auditor considered the Board’s statement as part of its audit requirements.

Report of the Group Audit Committee

Key area	Matters considered and action taken by the GAC
Systems of internal control
FRC Guidance on Risk Management, Internal Control and Related Financial & Business Reporting

The Committee reviewed the effectiveness of RBS’s internal controls at both Group-wide and business/functional levels. This was undertaken via scrutiny of the first line of defence’s actions and plans in respect of internal controls and consideration of reports from the second and third lines of defence.

Detailed consideration was also given to disclosure contained within the Annual Report and Accounts concerning relevant internal control matters.

Control Environment Certification

The Committee considered the outputs of bi-annual self-assessments of the robustness of the internal control environment for the bank's customer-facing businesses, and customer support and control functions.

In conjunction with the Board Risk Committee, the Committee also continued to monitor the remediation of the Markets Control Environment to address some of the deficiencies as set out in the report of the Board Risk Committee report. The Committee received separate reports from management on progress in this area.

Three Lines of Defence	Reports on the work underway to fully embed the three lines of defence model within the organisation were considered by the Committee. Particular attention was given to the articulation of responsibilities and accountabilities of the first and second lines of defence. This will remain a focus of the Committee in 2016.
Credit Risk Assurance	The Committee received quarterly updates on risk assurance activities and monitored the deliverables of the credit risk assurance team.
Whistleblowing	The Committee received updates on whistleblowing activity including reports on incidents reported and investigated. It monitored the development by C&RA of an enhanced whistleblowing regime for employees, including the outputs of a benchmarking exercise.
Ledger Transformation Programme	The Committee considered the plan and approach to align data for Risk, Finance, and Treasury, under the Ledger Transformation Programme. Key dependencies and risks to delivery were debated and oversight of the programme will remain a key focus of the Committee in 2016.
Coutts Control Remediation Programme	The Committee monitored progress of the Coutts Control Remediation Programme, established to drive improvements to the control environment in Private Banking; progress was made on the delivery of the end-to-end credit process.
Taxation	The Committee reviewed the bank’s tax position and the tax audits being conducted across various jurisdictions including an in-depth session on tax compliance in October 2015.
Litigation and Regulation	The Committee considered regular reports on material litigation and regulatory investigations and on the work of the Sensitive Investigations Unit.
Notifiable Event Process	The Committee received bi-annual reports on the bank’s notifiable event process. Each Board member was alerted to each major event.
Fraud	In line with the Committee’s terms of reference, consideration was given to management’s processes for identifying and responding to the risk of fraud.
Sarbanes-Oxley Act of 2002	The Committee considered RBS’s compliance with the requirements of the Sarbanes-Oxley Act of 2002, and was satisfied in this respect. Deficiencies were identified in the review processes over user-access to certain IT applications within the bank; these deficiencies did not lead to the identification of any errors in the financial statements. Action is being taken by Management to improve these processes.

Report of the Group Audit Committee

Internal audit
Reports and Opinions	The Committee received quarterly reports and opinions from Internal Audit throughout 2015 on the overall effectiveness of the governance, risk management and internal control framework, its control environment ratings, details of emerging and iterative issues and the adequacy of remediation activity. Reports also included assessments of the bank’s management control approach (being a measure of how management ensures that risks are understood, assessed and mitigated in a transparent and efficient manner). The Committee requested an additional report from Internal Audit on matters which could potentially cause the bank’s overall control environment rating to deteriorate.
Annual Plan	A refreshed audit plan for 2015 was approved in H2 following the bank’s extensive strategic changes to ensure appropriate focus on the highest risks and change initiatives. The Committee considered and approved Internal Audit’s plan for 2016. The Committee also challenged resourcing levels for the revised plan and approved budget and resource for 2016.
Internal Audit Charter	Minor changes to Internal Audit’s charter were approved by the Committee and it confirmed the independence of Internal Audit.
Visits	During two visits to Internal Audit in 2015, the Committee reviewed resourcing and recruitment, strategy and internal quality assurance.
Chief Audit Executive	The Chief Audit Executive continued to report to the Chairman of the Audit Committee, with a secondary reporting line to the Chief Executive for administrative purposes. The Committee assessed the annual performance (including risk performance) of the Chief Audit Executive.
Evaluation	The Committee received regular updates on the actions taken by Internal Audit following the external review by EY the previous year. The annual review of effectiveness of Internal Audit was undertaken internally in 2015. The evaluation concluded that Internal Audit had operated effectively during the year. Certain recommendations were made to enhance particular practices within the function. These will be implemented during 2016, with progress tracked by the Committee.
Relationship with regulators
Regulatory investigations and enforcements	The Committee received regular reports on the status of ongoing regulatory investigations and the progress of mandatory and remediation projects. It challenged the management of individual business areas and functions on their ability to meet regulatory expectations and the level of resource required to do so.
External audit
External audit summary reports	Considered reports from the External Auditor on its observations and conclusions from the year-end audit and half-year review of RBSG plc, RBS plc and NatWest Plc, work in connection with the first and third quarter financial results and any recommendations for enhancements to RBS’s reporting and controls.
Audit Agreement and Plan and fees	Approval of Deloitte’s 2015 Audit Agreement, audit engagement plan and 2015 audit fees including its fee for the review of the 2015 interim results, as authorised by shareholders at the Annual General Meeting.
Williams & Glyn	The Committee approved the appointment of both an auditor and a reporting accountant for Williams & Glyn.
Annual Evaluation	The Committee conducted an internal evaluation to assess the independence and objectivity of the External Auditor during 2015 and the effectiveness of the audit process including seeking the views of Committee members and attendees and other key members of management. Regard was had to: experience of the audit engagement team; scope of audit work planned and executed; standards of communication and reporting; quality of insights on the internal control environment; and independence.
Transition of auditors	The Committee made recommendations to the Board on the transition of external auditors and appointment of EY with effect for the financial year ending 31 December 2016. The Committee supervised the transition of the external auditor from Deloitte to EY during 2015 and reviewed EY’s initial Audit engagement plan for 2016. EY achieved the requisite independence from RBS in June 2015. The Board will recommend the appointment of EY as external auditor to shareholders for approval at the Annual General Meeting.

Report of the Group Audit Committee

Audit and non-audit services
Non-audit services policy

To help safeguard the objectivity and independence of the external auditor, the Committee maintains a policy that sets out the circumstances in which the external auditor is permitted to supply audit and non-audit services. The policy is reviewed annually and audit services and permitted non-audit services are approved in advance. As mentioned above, since the start of EY’s transition towards becoming the external auditor the firm has been subject to the policy in full.

Categories of permitted non-audit services not covered by the annual pre-approval, require ad-hoc approval in advance on a case-by-case basis. Engagements below £100,000 may be approved by the Committee Chairman. A competitive tender process is required for all proposed non-audit services engagements where the fees are expected to exceed £100,000 and approval of the full Committee is required. As an additional governance control all engagements have to be approved by the Director of Finance and Supply Chain Services. Where the engagement is tax related, approval must also be obtained from the Director of RBS Tax. Ad hoc approvals of non-audit services are ratified by the Group Audit Committee each quarter.

As EY transitions towards being appointed the bank’s external auditor, it has been subject to the full audit/non-audit services policy since reaching the point of independence from the bank in June 2015. Prior to that, all engagements of EY for non-audit services work were approved by either the Financial Controller or Committee Chairman.

During 2015, the current and incoming external auditors were approved to undertake the significant engagements set out below:

•     assurance testing in relation to RBS’s 2014 and 2015 Sustainability Report. The External Auditor was selected given its significant experience in specialist sustainability reporting (Deloitte and EY);

•     review of financial statements of certain defined benefit funds within RBS Americas. The External Auditor was selected as it was already responsible for reviewing the financial statements of the existing defined benefit funds, and there were clear synergies to ensuring continuity of service (Deloitte); and

•    as part of the preparations for a possible future sale of HM Treasury’s shareholding in RBS, it is possible that a prospectus would be prepared for which the Group and Directors would have statutory responsibility and uncapped liability. In order to comply with relevant UKLA rules on such activities, a working capital report from an independent reporting accountant on RBS’s financial projections was required to be included in a circular to shareholders. The appointment of the External Auditor offered significant synergies in undertaking the reporting accountant role and preparing the working capital report having undertaken audit procedures on the Group’s forecasts and budgets for the five years ending 31 December 2019 (Deloitte).

Further details of the non-audit services that are prohibited and permitted under the policy can be found on rbs.com. Information on fees paid in respect of audit and non-audit services carried out by the External Auditor can be found in Note 5 to the consolidated accounts on page 294.

Brendan Nelson Chairman of the Group Audit Committee

Report of the Board Risk Committee

Letter from Baroness Noakes

Chairman of the Board Risk Committee

Dear Shareholder,

I would like to begin by thanking my colleagues on the Board Risk Committee for their contribution and support during 2015. It has been another challenging year. The report which follows describes how the Committee discharged its responsibilities in 2015 and provides details of the key issues considered and debated during the year. I will also highlight some of the key themes below.

Transformation

The bank’s extensive programme of transformation has continued throughout 2015 in line with the strategy to be a smaller, simpler UK focused bank. The transformation programme has been a primary focus for the Board Risk Committee and we dedicated significant time to monitoring execution risk on behalf of the Board. During 2015, we received regular updates from the project team and considered the impact of the programme on the bank’s change risk profile and control environment. We made recommendations to management in relation to governance and prioritisation and requested focus sessions on the key work streams under the programme.

Another key deliverable is the planned separation and disposal of Williams & Glyn and we examined the risks and challenges to meeting the delivery target in some detail during the year. In September 2015, acting under delegated authority from the Board, we approved the main regulatory filings for the Williams & Glyn Banking Licence Application.

Remediation and Conduct

Regrettably, customer experience was impacted again by an IT issue in June resulting in a delay in transactions being posted to customer accounts. We oversaw the exchange of correspondence with the regulator explaining how the matter had been resolved, considered the outputs of the post implementation review exercise and examined the residual risks following the incident. IT resilience and the stability of the bank’s payments infrastructure will remain a priority of the Board and the Committee during 2016.

The conduct issues that have impacted the bank’s recovery and reputation continued to be of concern in 2015. We oversaw the remaining internal and regulatory investigations into the manipulation of foreign exchange markets and were kept appraised of the negotiations that culminated in the announcement of settlements with two US regulators in May 2015.

We will continue to monitor discussions with regulators in other jurisdictions over the coming months and make recommendations to the Group Performance and Remuneration Committee on accountability matters as appropriate.

Risk Culture

A strong culture risk is fundamental to achieving our strategic objectives for our customers, employees and wider stakeholders and was a key focus of the Committee this year. We reviewed the outputs of benchmarking surveys by both McKinsey and PwC in this area and discussed and agreed the dimensions of the bank’s target risk culture prior to consideration by the full Board. Risk culture standards will ultimately be linked to the bank’s people and leadership standards and wider industry standards. We will keep this under close review and plan to examine the next steps to achieving our target risk culture state in the first quarter of 2016.

Other

Other material areas of Committee focus during the year have included:

•	internal and external stress testing exercises and capability;

•	the risk appetite framework of RBS and individual risk appetite statements for material risks, franchises and functions;

•	improvements to the Operational Risk Management Framework and preparedness for compliance with the Basel Risk Data Aggregation and Reporting (RDAR) Standards;

•	the capital and liquidity position of RBS and related regulatory submissions;

•	improvements to risk reporting; and

•	oversight of the bank’s risk profile through monitoring the risks inherent in the bank’s operations and portfolios.

More detailed information on each of these areas is set out in the Board Risk Committee report that follows.

Key priorities for 2016

Management remains committed to the reduction of risk within the organisation and demonstrated real progress in many areas during 2015. The Committee will continue to oversee the work being undertaken to ensure that the bank progresses towards operating within risk appetite and that historic issues are fully and sustainably remediated. Oversight of the Williams & Glyn separation and disposal process will be a key focus for the Committee in 2016 and, as the bank advances its strategic ambitions, it will be essential that the heightened change agenda does not adversely impact on the control environment and this will be closely monitored. Other areas of focus will include continued supervision of the embedding of the three lines of defence model, data quality, cyber risk, further evolution and enhancement of the risk appetite framework and the implementation of the Senior Managers Regime across the organisation.

Baroness Noakes

Chairman of the Board Risk Committee,

25 February 2016

Report of the Board Risk Committee

Report of the Board Risk Committee

The role and responsibilities of the Board Risk Committee

The Board Risk Committee assumes responsibility on behalf of the Board to provide oversight of current and potential risk exposures and future risk strategy, including the determination of risk appetite and tolerance, and to promote a culture of risk awareness within RBS.

The Committee’s responsibilities are set out in more detail in its terms of reference which are reviewed annually by the Committee and approved by the Board. These are available on the bank’s website: rbs.com.

Membership

The Board Risk Committee comprises independent non-executive directors. Details of the skills and experience of each of the Committee members are set out in their biographies on pages 43 to 46.

Attended/ scheduled
Baroness Noakes (Chairman)	9/9
Morten Friis	9/9
Robert Gillespie (1)	8/9
Penny Hughes	9/9
Brendan Nelson	9/9

Note:

(1)	The BRC meeting in March 2015 had to be rescheduled at short notice, meaning Mr Gillespie was unable to attend owing to a clash with a Citizens Financial Group Inc. Board meeting.

Baroness Noakes, Morten Friis and Brendan Nelson are also members of the Group Audit Committee. Robert Gillespie is also a member of the Group Performance and Remuneration Committee and the Sustainable Banking Committee, and Penny Hughes chairs the Sustainable Banking Committee. This common membership across Committees ensures effective governance across all risk, finance, reputational and remuneration issues, that agendas are aligned and that overlap of responsibilities is avoided where possible.

Committee meetings are also attended by relevant executive directors, including the Chief Executive, Chief Financial Officer, Chief Risk Officer, Chief Conduct & Regulatory Affairs Officer, Chief Legal Officer and General Counsel and Chief Audit Executive. The lead partner of the External Auditor also became a regular attendee of all meetings from January 2015 onwards. External advice is sought by the Committee, where appropriate.

Meetings and visits

Five scheduled meetings and four ad hoc meetings were held in 2015. The ad hoc meetings were required to consider: the preliminary 2015 Bank of England regulatory stress test results; the final 2015 Bank of England regulatory stress test results; and the key elements of the Williams & Glyn Banking Licence Application and regulatory submissions.

In 2015, members of the Committee undertook a programme of visits to various businesses and control functions in conjunction with members of the Group Audit Committee. The purpose and scope of this programme is discussed in detail in the Report of the Group Audit Committee above.

The Committee also held in-depth sessions on risk reporting, risk appetite, economic capital and an education session on stress testing.

Performance Evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the Board Risk Committee, was conducted by Condign Board Consulting Limited, an external consultant, in 2015. The Committee has considered and discussed the outcomes of this evaluation. Overall the review concluded that the Board Risk Committee continued to operate effectively. However, it was recognised that the agenda of the Committee was substantial and complex, and that meetings were lengthy as a result. It was acknowledged that the situation would also be expected to improve as the bank’s simplification programme progressed.

A small number of general recommendations which are relevant for both the Board and its senior committees were made. Key themes and actions arising from these general recommendations are set out in the Board report on pages 51 and 52 and will be considered, and addressed as appropriate, at Board level.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress on its 2016 priorities during the year.

Allocation of Board Risk Committee agenda time:

Report of the Board Risk Committee

Matters considered by the Committee in 2015

Key area	Matters considered and action taken by the BRC
Risk strategy and policy
Transformation	Consideration of execution risk of the bank-wide transformation programme and the impact of mandatory change programmes on the programme. The Committee requested regular updates from the transformation team on progress including independent opinions from Risk Management, Internal Audit, HR and C&RA. Focus sessions were provided at the Committee’s request on the key workstreams under the transformation programme including: control; the RAG assessment framework; people risk; and technology.
Williams & Glyn	Detailed examination of the risks and challenges to the timely separation of physical assets in advance of the planned divestment, confirming appropriate governance was in place to support the programme. The Committee will oversee delivery closely during 2016 and that appropriate contingency arrangements are in place. The Committee reviewed and approved the key documents for the Banking Licence and Consumer Credit Permission Applications (namely the Regulatory Business Plan, Business Strategy including five year financials, ILAAP, ICAAP and RRP) and oversaw the governance and assurance processes in place for the whole of the applications.
Change risk profile	Consideration of the change risk profile of the bank’s transformation programme and recommendations from Risk regarding prioritisation and Board and management oversight. The Committee asked management to map transformation initiatives and in-flight programmes to the bank’s risk and control environment for use in future prioritisation considerations.
Recovery plan and resolution planning	Review and recommendation of the 2015 Recovery Plan to the Board for approval prior to submission to the PRA in June 2015. The Committee considered feedback from the regulator in Q4 2015 and will oversee enhancement plans throughout 2016. The Committee also reviewed the major milestones and responsibilities aimed at improving the bank’s resolvability. The Committee considered the work already underway and further steps that may be required as regulatory expectations evolve over the coming years. The Committee also considered proposed enhancements to the management, governance and alignment of recovery and resolution planning. Regular updates on progress against plan will be provided to the Committee.
RBS Policy Framework	Consideration of the operation of the RBS Policy Framework, including plans to simplify the structure in line with the bank’s strategic aims. The Committee requested that management continue to improve the process for exceptions to policy.
Risk profile
Macroeconomic and geopolitical developments	Received updates on macroeconomic and geopolitical risks including developments in Russia, China, the removal of the Swiss Franc floor and the possible UK exit from the EU. The Committee also considered the implications of reduced secondary market liquidity, driven by changing market conditions, on the bank’s risk profile and control environment.
Reporting

The Committee dedicated considerable meeting time to providing oversight of the bank’s risk profile through the review of emerging risks and changes in the bank’s most significant portfolios and operations, presented within the monthly risk report. This was supplemented by oral updates, provided by the Chief Risk Officer and Chief Conduct and Regulatory Affairs Officer on current and material risks at each Committee meeting.

An in-depth session on risk reporting in July 2015 led to further recommendations for improvements to the monthly risk report. In response to a Committee request, the monthly MI pack will transition to a quarterly report during 2016, enabling more strategic insights to be highlighted. Management will continue to refine the data provided during 2016.

During 2015, the General Counsel was also invited to provide a report at each meeting on current and emerging legal and litigation risks facing the bank.

Focus sessions on key risk types	Detailed overviews of key risk types were provided to the Committee on a rotational basis. Topics covered in 2015 included reputational risk, market risk, operational risk, credit risk and country risk.

Report of the Board Risk Committee

Key area	Matters considered and action taken by the BRC
Enterprise wide risk
Risk appetite	Considerable time was spent reviewing the bank’s risk appetite framework. The Committee recommended the proposed risk appetite for the bank’s strategic objectives (earnings volatility, capital adequacy, stakeholder confidence and liquidity) to the Board for approval. The Committee held two deep dive meetings to consider the risk appetite statements for material risks and for each of the franchises and Services, placing a particular focus on: how the statements aligned with business plans and how deeply risk appetite was embedded within each area. In 2016, the Committee will look at all of these areas in greater depth including in particular the coherence of top down strategic risk appetite statements with the lower level business and risk level statements.
Risk culture	The Committee discussed and agreed the dimensions of the bank’s target risk culture before this was considered further by the full Board. A further report covering franchise and functional action plans will be presented to the Committee in Q1 2016.
Stress testing	Considerable time was dedicated to stress testing throughout 2015. In Q1, the Committee considered the outputs of the 2014 reverse stress testing exercise and made recommendations to the Board. It has since recommended the reverse stress test thresholds that will underpin the 2015 exercise and will review outputs in the first quarter of 2016. The Committee discussed and agreed the underlying assumptions and scenario selection for both internal and external (Bank of England) stress tests (including Internal Audit’s opinion) and monitored the results. Recommendations were made to the Board where formal Board approvals were required for regulatory purposes. A key focus of the Committee has been overseeing enhancements to the bank’s stress testing capability as well as meeting internal and external regulatory milestones and requirements. Capability enhancement will remain a priority during 2016.
Three lines of defence	Oversight of progress to fully embed the Three Lines of Defence model and checking the project had an appropriate plan to deliver targeted results. The Committee is aware of the importance of staff understanding their roles and accountability and in conjunction with the Group Audit Committee, will oversee that the model continues to be reinforced across the organisation, placing particular emphasis on management’s identification and control of risk within the first line of defence.
RDAR	Monitored ongoing preparations for the new Basel Principles on Effective Risk Data Aggregation and Reporting (RDAR), which come into effect in January 2016, and recommended to the Board approval of the bank’s RDAR programme scope and approach to compliance.
Model risk	Continued to monitor model risk management and oversaw the redesign of the model governance structure. The Committee requested the articulation of a model risk appetite statement and risk rating methodology and for a full inventory of models to be prepared. Progress will be reviewed by the Committee in Q1 2016.
Risk assurance	The Committee received its first quarterly report on risk assurance which highlighted the emerging issues and any deteriorating trends in the control framework for Credit and Market Risk.
Regulatory, conduct and remediation
Regulatory reviews

Oversaw ongoing investigations into foreign exchange manipulation. The Committee was kept appraised of the negotiations of settlements with the United States Department of Justice and US Federal Reserve System that were announced in May 2015.

Reviewed the progress of the Skilled Person’s review of the Global Restructuring Group (GRG) early in 2015. This is now being overseen by a temporary GRG Board Oversight Committee and the Committee has received updates on progress.

Also monitored the outcomes of the Skilled Person’s review into anti-money laundering compliance, the independent consultant’s report on the bank’s sanctions regime (following the December 2013 Cease & Desist Order issued by the Federal Reserve Bank of Boston) and the status of the investigation into the alleged mis-selling of Interest Rate Hedging Products.

IT Incident remediation

The remediation programme established in response to the IT incident in June 2012 was closed in H1 2015 following completion of the major deliverables and based upon assurances from Risk, Internal Audit and also independent advice from PwC, that the work undertaken had been appropriate and sustainable. Residual issues will be monitored by Internal Audit and reported to the Committee by exception.

Considered the regulatory response to a systems incident in June 2015. A systems issue delayed a number of customer transactions over a two day period, as a result of software failure. Remedial actions have been taken following a post-incident review. The Committee considered its root causes and mitigation and will keep the residual risks under review.

Report of the Board Risk Committee

Key area	Matters considered and action taken by the BRC
Regulatory, conduct and remediation
Conduct and regulatory issues

The Committee also received reports on other conduct and regulatory issues including:

•      the remediation of issues arising within the former Markets Division, as part of the Markets Standards Portfolio Programme, which draws together a number of work streams to remediate broader risk and control issues, including regulatory and conduct risk, to strengthen the control environment.

•      the remediation of identified trade and transaction reporting compliance and collateral management issues in CIB;

•      the implementation of the bank’s strategy to reduce the volume of customer complaints;

•      tax risk and European tax-related investigations; and

•      status reports on Americas remediation issues. In particular, the Committee considered section 12 of the US Bank Holding Company Act (BHCA) and its implementing rules (the ”Volcker” rule) and approved the bank’s Volcker compliance programme

FCA Firm Evaluation	An FCA Presentation in June 2015 on its strategic approach to regulation, the evolving risk landscape for banking groups and the areas of focus for the next 12 months. The FCA also presented the outcome of its firm evaluation, covering cultural change at the bank, root cause analysis, the scale and complexity of the bank’s transformation programme and the challenges of simplification.
Representations to Regulators

The Committee requested a full inventory of key representations to regulators and sought assurances on the processes and governance in place to support submissions. This work is ongoing and will be kept under regular review.

Senior Managers Regime	The Committee exercises oversight of implementation of the new Senior Managers Regime across the bank and received reports on preparation and progress.
Market, credit and operational risk
Credit, market and operational risk	Consideration of credit, market and operational risks formed an integral part of the agenda of each meeting, with detailed MI demonstrating the impact on risk profile, presented within the monthly risk report.
Operational risk management framework	Monitored progress of plans to improve the bank’s Operational Risk Management Framework (ORMF) including the work underway to complete risk and control assessments across the businesses. The Committee noted that significant progress had been made and agreed that the programme could move to reporting only by exception if any major issues arise.
IT resilience and cyber risk	Received a bi-annual report on Security & Resilience risks and internal controls in place across the bank. The Committee also separately received a report on Information Security and insights from an external industry expert on cyber risk. It reviewed the responses to the PRA and FCA Dear Chairman II Exercises and the subsequent letters from the PRA and FCA and made recommendations to the Board for approval prior to submission.
Payments	Examined the stability and operational risks inherent within the bank’s payments environment and considered resilience, the adequacy of resource and controls. The Committee received reports on the changing regulatory environment.
Data quality	Exercised oversight of the bank’s data quality programme, which aims to measure the quality of the most important data in the bank and to remediate data quality issues. The Committee noted the progress made. A detailed plan will be presented to the Committee in Q1 2016.
Capital and Liquidity
ICAAP and ILAA	The Committee regularly reviewed the capital and liquidity position of the bank. This included reviewing the Internal Capital Adequacy Assessment Process (ICAAP) and Individual Liquidity Adequacy Assessment (ILAA) and Internal Audit’s assurance opinion on the adequacy of the processes supporting their preparation and recommending that the Board approve these submissions to the PRA.
Contingency Funding Plan	Considered the bank’s contingency funding plan and recommended it to the Board for approval.

Report of the Board Risk Committee

Risk and C&RA

Conducted visits to Risk and C&RA and considered people engagement, resources and budget, bench strength and succession planning and the control environment of both functions.

Assessed and made recommendations to the Group Performance and Remuneration Committee on the performance of the Chief Risk Officer and Chief Conduct & Regulatory Affairs Officer.

Accountability and Remuneration

Continued to provide strategic risk oversight over performance and remuneration arrangements, working closely with the Group Performance and Remuneration Committee (RemCo). RemCo’s report on pages 70 to 89 includes further detail on how risk is taken into account in remuneration decisions. Key matters considered by the Committee included:

•      the risk and control objectives of members and attendees of the bank’s Executive Committee, with additional focus on underlying objectives for the Chief Risk Officer and the Chief Conduct & Regulatory Affairs Officer;

•      an assessment of the risk/conduct performance of members and attendees of the bank’s Executive Committee, with recommendations made to RemCo as appropriate to inform its decision on pay and awards;

•      an assessment of the risk/conduct performance of the bank and its businesses, with recommendations made to RemCo to inform its decision on adjustments to the annual bonus pools;

•      accountability recommendations in respect of significant material events and high earners, including those current and former employees identified as part of the investigation into the manipulation of foreign exchange markets; and

•      consideration of the performance conditions for the bank’s Long Term Incentive Plans and assessment of proposed vesting levels to ensure risk management/conduct performance is fairly reflected in vesting outcomes.

Baroness Noakes
Chairman of the Board Risk Committee

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

I was appointed Chairman of the Committee on 1 April 2014 and am pleased to present the report on the Committee’s activity during 2015.

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

Attended/ scheduled
Baroness Noakes (Chairman)	4/4
Sandy Crombie	4/4
Howard Davies (1)	0/1
Brendan Nelson	4/4

Former member
Philip Hampton (2)	3/3

Notes:

(1)	Howard Davies joined the Committee on 1 September 2015 when he succeeded Philip Hampton as Group Chairman. He did not attend the meeting in October 2015 as he was on business in the US.

(2)	Stepped down from the Committee on 31 August 2015.

Principal activities during 2015

At each meeting during the year the Committee considered RCR’s financial performance, outlook and delivery against the targets and asset management principles. There is a well established framework for quarterly reporting which includes impact on RBS‘s capital levels and impairment releases. Market conditions allowed for exits to be accelerated and the Committee received regular updates on progress and market conditions, as well as RCR's ability to execute and complete transactions efficiently. The Committee also received quarterly updates on key transactions and the exit strategy for assets deemed to pose higher operational risk. Customer, conduct and control environment considerations were also discussed regularly. The Committee also received reports on activities of the RBS Ireland Capital Resolution Board Oversight Committee.

In April 2015, the Committee discussed the RCR transfer/closure plan, noting requirements for the completion of RCR and how this would be evidenced to the relevant stakeholders. At the later meetings more detailed plans were considered, including regulatory expectations, internal audit approach and arrangements for reporting to the Board.

Committee meetings are attended by senior RCR managers and also representatives from the control functions, in particular from the Risk function.

RCR substantially completed its work by the end of 2015. The Committee met for its final meeting in January 2016 to finalise the transfer/closure of RCR. The RBS Board agreed closure of RCR on the recommendation of the Committee, which confirmed its satisfaction that RCR had met its 85% asset reduction target. This conclusion was supported by an external audit opinion from Deloitte on RCR’s statement of assets as at 31 December 2015 and an opinion from Internal Audit. The relevant confirmations and information were provided to the PRA at the end of January 2016.

Baroness Noakes,

Chairman of the RCR Board Oversight Committee

25 February 2016

Report of the Sustainable Banking Committee

Letter from Penny Hughes

Chairman of the Sustainable Banking Committee

Dear Shareholder,

Having now completed my first full year as Chairman of the Sustainable Banking Committee, I am pleased with the progress made under the Committee’s refocused strategic direction. There has been broader, strategic debate and ownership from the executive to drive forward sustainability in their businesses, aligned to customer priorities.

RBS continues to have a clear ambition to be number one for customer service, trust and advocacy in each of our chosen business areas. Delivery of this ambition depends in large part on our ability to demonstrate beyond question that we are a responsible company doing business in a sustainable way.

We will rebuild our reputation and earn our customers’ trust by putting customers first, making RBS a great place to work, supporting our communities, and being mindful of environmental impacts.

The Sustainable Banking Committee is primarily concerned with overseeing, supporting and challenging actions taken by management to run the bank as a sustainable business, capable of generating long term value for its shareholders.

Some good progress was made in 2015 under our core themes:

•	considering what is being done to foster a sustainable business for customers and understanding the needs of particular customer groups;

•	oversight of how management is embedding culture and standards including engagement, motivation, living the values and leadership;

•	oversight of the brand strategy and building on our legacy as a bank of brands, developing our brands to build on the connection with our customers;

•	development of the Sustainability agenda, meeting the needs of all our stakeholders whilst aligning with the Bank’s overall strategy;

•	ongoing commitment to stakeholder engagement through face to face sessions with advocacy groups on key topics;

•	considering sustainability positioning on environmental targets, climate change, sustainable energy and the social economy; and

•	transparent reporting through the annual Sustainability Report which describes our performance and approach to making RBS a more sustainable business.

Although there is still much to be done to rebuild trust, it is pleasing that the efforts to build a responsible and sustainable business are being recognised through independent and external measures. We have successfully retained our place in the Dow Jones World Sustainability Index with a score of 80 and have also been included in the Carbon Disclosure Project’s FTSE 350 Climate Disclosure Leadership Index with a score of 99/100 for disclosure and ‘B’ for performance. RBS has also been reselected for inclusion in the FTSE4Good index which measures the performance of companies against globally recognised responsibility criteria.

The Committee will continue to operate at a strategic level, supporting and challenging the executive on their key priority of turning RBS into a customer centric bank. The work to strengthen our customer and employer brands will continue and culture will be a key focus, with the Committee reviewing actions being taken to deliver on the goals agreed by the Board.

My thanks go to the Committee members and attendees for their contribution and support in steering the work of the Committee through another challenging year.

Penny Hughes

Chairman of the Sustainable Banking Committee

25 February 2016

Report of the Sustainable Banking Committee

Report of the Sustainable Banking Committee

Meetings

The Sustainable Banking Committee held six scheduled Committee meetings in 2015 which were attended by senior representatives from the customer-facing franchises as well as Human Resources, Sustainability, Risk, C&RA, Communications and Marketing, and Strategy.

Stakeholder engagement sessions

In addition to ongoing engagement which takes place across our business each day, the Sustainable Banking Committee runs a proactive engagement programme to which we invite external stakeholders to meet with, and challenge, the most senior decision makers in RBS. These discussions help shape future policies, influence strategic priorities and inform decision making across the Bank and will continue to play a key role. To date we have met with over 50 different groups of NGOs, civil society groups, government bodies, consumer groups and investors in this way. In particular, in 2015 we held four such stakeholder engagement sessions covering the following topics:

•	financial inclusion including the issue of debt and access to affordable credit;

•	the issues the Bank should prioritise to become number one for customer service, trust and advocacy;

•	the disintermediation of the banking sector and the increasing availability of alternative sources of finance; and

•	stakeholders’ views on RBS India’s sustainable development programs.

In addition, the programme of UK-based events aimed at individual shareholders continued in the first half of 2015 and provided an opportunity for shareholders to meet directors and senior management to learn more about the business.

Membership

The Sustainable Banking Committee comprises three independent non-executive directors. The Chairman and members of the Committee, together with their attendance at meetings, are shown below.

Attended/ scheduled
Penny Hughes (Chairman)	6/6
Alison Davis	6/6
Robert Gillespie (1)	5/6
Mike Rogers (2)	—

Notes:

(1)	Required to attend Citizens Financial Group, Inc meeting.

(2)	Appointment with effect from April 2016.

Performance evaluation

The annual review of the effectiveness of the Board and its senior committees, including the Sustainable Banking Committee, was conducted by Condign Board Consulting Limited. The Committee has considered the findings of the review. Overall the review concluded that the Sustainable Banking Committee continued to operate effectively. Whilst no specific recommendations were made in relation to the Committee, the review highlighted the importance of maintaining focus around the remit of the committee.

The review also included a small number of general recommendations which are relevant for both the Board and its senior committees. Key themes and actions arising from these general recommendations are set out in the Board report on pages 51 and 52 will be considered, and addressed as appropriate.

The review also recommended that all Committee Chairs should ensure continued focus on agenda planning and streamlined reporting to the Board, which will be a priority for the Committee during 2016.

The Committee recently conducted a review of its terms of reference to reflect the Committee’s strategic role of overseeing, supporting and challenging actions being taken by management to run the bank as a sustainable business.  During 2016, the Committee will structure its meetings around five key drivers: culture, people, customer, brand & communications and Environmental, Social & Ethical issues.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress on its 2016 priorities during the year.

Role and responsibilities of the Sustainable Banking Committee

Authority is delegated to the Sustainable Banking Committee by the Board and the Committee reports and makes recommendations to the Board as required. The terms of reference of the Committee are available on rbs.com and these are reviewed annually and approved by the Board. A report on the activities of the Committee in fulfilling its responsibilities is provided to the Board following each meeting. The principal responsibilities of the Committee are shown below and during 2015 were grouped under three core themes of work: Bank-wide Reputation and Trust; Serving Customers; and Sustainability/Emerging Issues.

Bank-wide reputation and trust led by the Chief Executive

Oversight of:

•	management of reputation and delivery of commitments on trust, advocacy and customer service;

•	reputational challenges relating to people agenda including embedding values and cultural change activity;

•	development of brand strategy in line with RBS’s purpose, vision and values;

•	sustainable growth of business and measures taken to support economic development and how banks can better serve society;

•	community programmes and employee engagement in charitable partnerships;

Serving customers

•	provide challenge on how well RBS is integrating sustainable banking into its business strategy and what is being done to foster a sustainable business for customers;

•	oversee customer centricity priorities including receiving reports on key customer metrics;

•	consider product sustainability, transparency and fairness;

•	receive reports on how RBS is supporting SMEs and oversee the approach to responsible lending and financial inclusion;

Sustainability/emerging issues

•	oversight of Environmental, Social and Ethical risk policies;

•	engage with key internal and external stakeholder groups on emerging sustainability issues;

•	approve the annual Sustainability Report and receive the external auditors’ assurance report; and

•	oversee priorities, targets and reputational challenges on key emerging sustainable banking issues and consider best practice benchmarking.

69

Directors’ Remuneration Report

Annual statement from Sandy Crombie
Chairman of the Group Performance and Remuneration Committee

Dear Shareholder,

I am pleased to set out the Directors’ Remuneration Report for 2015. This report details the remuneration policy for the year ahead as well as our pay decisions for 2015 and the reasons behind them. The Committee’s aim is to make sure the remuneration policy supports RBS’ strategy, a key element of which is to deliver our ambition of becoming the number one bank in the UK for customer service, trust and advocacy.

Developments in 2015

It has been a year of continuing progress. On the one hand, good progress has been made against our strategic targets. We believe the focus on culture and encouraging good behaviours will, in time, make a significant contribution to driving sustainable returns for shareholders. On the other hand, while we continue to make progress in addressing and resolving legacy and conduct issues, these continue to drag on financial results and the Committee appreciates the impact this has on all our stakeholders.

In November, changes were announced to the pay arrangements for customer-facing employees in Personal & Business Banking. These changes are intended to reinforce the message that our employees should offer services and advice solely on the basis of what best meets the needs of the customer. Accordingly, we have removed incentives based on sales and other criteria from these employees, and instead have made a modest increase to their fixed pay. I believe this is a bold and significant step in our efforts to rebuild trust in RBS.

While pay remains an important and sensitive topic, an encouraging sign is that pay is not dominating discussions with shareholders in the way that it used to. I hope this reflects the efforts of the Committee in recent years to implement a remuneration policy that is simpler than before and strongly aligned to shareholders’ interests over the long term.

Market context

Variable pay at RBS remains restrained in a market context, reflecting both our ownership structure and the transition to a smaller bank, centred in the UK and Ireland. Decisions by the Committee on variable pay are driven by a thorough step by step process with adjustments for performance, risk and conduct events in order to determine appropriate outcomes.

I know that bonuses remain an emotive issue, particularly when RBS is posting losses and continuing to deal with conduct and litigation issues from the past. Against this background, bonuses have fallen by over 72% across RBS and by over 90% in the investment bank since 2010. While the bonus pool has been coming down year on year, including a further reduction in 2015, it is important that RBS does not become too disconnected from industry norms. The Committee recognises the need to maintain a commercial approach to pay and reward the hard work by those employees who are helping to turn around RBS.

Pay decisions for 2015

I know that it is in the public interest to show restraint on remuneration while at the same time there is a need to deliver fair and reasonable pay outcomes for employees. Average annual salary increases are in line with the financial services market. There is a focus on paying the right wage to employees and our rates of pay exceed the Living Wage Foundation Benchmarks.

The bonus pool has fallen from £421 million in 2014 to £373 million in 2015, a reduction of 11%. In order to ensure there is a balanced distribution, over 90% of this pool will be directed to those below the most senior RBS employees. Where employees do receive a bonus, the average bonus amounts remain relatively modest with 52% of employees receiving £2,000 or less and a further 21% receiving less than £5,000.

No changes are being made to the remuneration structure for executive directors at this time. Executive directors are not eligible for annual bonuses. Instead, for them and their most senior colleagues, variable pay continues to be delivered in long-term incentives, aligning to shareholder value over the long term. One change to the performance measures for long-term incentive awards is a slight amendment to the comparator group for Total Shareholder Return performance to more accurately reflect RBS’ strategic direction. Further details are set out on page 81.

Considerations for the year ahead

In accordance with UK regulatory requirements, further amendments will be made to the variable pay awarded to individuals identified as Senior Managers under the PRA regime. Variable pay to Senior Managers for performance years starting on or after 1 January 2016 will be subject to deferral over seven years and the potential clawback period will be extended to ten years.

Further guidance on remuneration practices has been published by the European Banking Authority (EBA) which will also be considered by the Committee when reviewing policy in 2016. The Directors’ Remuneration Policy will then be presented to shareholders for approval at the 2017 AGM, at the end of its current three year cycle.

I would like to conclude by thanking my fellow Committee members and those who support the Committee for their commitment and guidance over the year. I am also grateful for the input received from shareholders which plays an important part in developing responsible pay practices.

Sandy Crombie

Chairman of the Group Performance and Remuneration Committee

25 February 2016

Directors’ Remuneration Report

Remuneration and the business strategy

To provide customers with the best possible service, RBS is building a strong, simple and fair bank. Performance and pay management is part of that process and good progress was made on all three fronts during 2015.

Strong

RBS needs to build an engaged and inclusive workforce, capable of providing excellent customer service.

•      Senior leaders have collective performance objectives that target financial strength as well as customer experience improvements through net promoter and trust scores.

•      Employee engagement is also targeted and 2015 results show an improvement of six points on 2014. RBS is now within three points of industry peers.

•      In 2015, RBS announced its intention to increase the proportion of women in the top three leadership layers to 30% by 2020 and to have an approximate 50/50 balance at all levels by 2030.

•      Pay is not the only lever and employees are supported by wider people initiatives with over 13,000 employees undertaking the ‘Determined to Lead’ programme in 2015. This programme is aimed at ensuring stronger and more consistent leadership.

•      Building on established processes and ways of working, new professional Standards Frameworks set out the relevant knowledge, skills, attitudes and behaviours expected of RBS employees in their role, to embed good conduct and an appropriate culture.

Simple

Simplifying RBS and the way it operates will reduce costs and our senior leaders are measured on this as part of their LTI performance targets.

•      RBS is simplifying how employees get paid. In PBB, pay is linked to supporting customers, rather than short-term incentive schemes.

•      Any variable pay for executive directors is delivered as an LTI award not bonus, with future looking performance measures linked to the strategic plan.

•      Shareholder support was strong for last year’s Directors’ Remuneration Report with over 99% voting in favour. No changes are being made to the remuneration policy, approved at the 2014 AGM, at this time.

Fair

The Committee must ensure that good behaviours are encouraged and that conduct issues are accounted for.

•      Being fair is grounded in paying people appropriately for their work and commitment to serve customers well.

•      2015 is the first full year that RBS has been operating as a fully accredited living wage employer.

•      If conduct falls short of the standard expected, the Committee can apply malus (reduction or cancellation of variable pay awards prior to payment) or clawback (recovering awards that have already been paid).

•      In 2015, malus has been applied to remuneration outcomes as part of the accountability review process.

•      The Committee aims to strike a fair balance between adjustments to variable pay as a targeted measure to change behaviour whilst not disproportionately penalising employees who are not directly responsible for events.

•      Bonuses have continued to shrink at RBS, aligned with the restructuring that has taken place and the actions taken by the Committee, but a certain level is considered necessary in order to run a commercial and sustainable business.

Bonus pool levels have been transformed since 2010

Directors’ Remuneration Report

At a glance summary for executive directors

Remuneration outcomes for 2015

	Ross McEwan £000s	Ewen Stevenson £000s
Salary	1,000	800
Fixed share allowance	1,000	800
Benefits (1)	88	26
Pension allowance	350	280
Bonus	n/a	n/a
Vesting of 2013 LTI award (2)	1,347	—
Total	3,785	1,906

Notes:

(1)	Amount for Ross McEwan includes standard benefit funding and relocation benefits.

(2)	Estimated value of the LTI award due to vest in March 2016. A summary of the performance assessment is set out below and full details can be found on page 79.

2013 LTI award

Ross McEwan was granted an LTI award in March 2013 while CEO of UK Retail and became Chief Executive in October 2013. His change in role over the three year vesting period has resulted in 25% of the award being based on UK Retail measures and 75% based on RBS-wide measures.

Vesting outcome for UK Retail performance measures

Vesting outcome for RBS-wide performance measures

Combined vesting outcome for 2013 LTI award

Number of shares under award	Final vesting outcome (weighted 25%:75%)	Number of shares to vest in March 2016	Estimated value before tax
696,152	62%	431,614	£1,346,636

Implementation of remuneration policy in 2016

The LTI shown above is the award to be granted in March 2016. The notional value at 48% of the grant reflects an estimate of the potential value in light of the stretching performance conditions and risk of forfeiture over the five year vesting period.

Linking remuneration to the business strategy

Further details on the performance measures for the LTI award to be granted in March 2016 are set out on page 81.

Directors’ Remuneration Policy Directors’ Remuneration Policy

The full Directors’ Remuneration Policy was approved by shareholders at the AGM on 25 June 2014 and is available at rbs.com/about/board-and-governance.html. No changes are being made that would require shareholder approval at the AGM in 2016. An extract of the policy, updated to ensure it is relevant for the current year, is set out below. In the event of any conflict, the approved policy (available on rbs.com) takes precedence over the information set out in this section.

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

The rates for 2016 are unchanged:

Chief Executive - £1,000,000

Chief Financial Officer - £800,000

Further details on remuneration arrangements for the year ahead are set out in the annual report on remuneration.

Determined annually.

Any future salary increases will be considered against peer companies and will not normally be greater than the average salary increase for RBS employees over the period of the policy.

Fixed share allowance	To provide fixed pay that reflects the skills and experience required for the role. This will be delivered in shares which must be retained for the long term.	A fixed allowance, paid entirely in shares. Individuals will receive shares that vest immediately subject to any deductions required for tax purposes and a retention period will apply. Shares will be released from the retention period in equal tranches over a five year period. The fixed share allowance will broadly be paid in arrears, currently in two instalments per year.(1)	An award of shares with an annual value of up to 100% of salary at the time of award. The fixed share allowance is not pensionable.
Benefits	To provide a range of flexible and market competitive benefits to further aid recruitment and retention of key individuals.

A set level of funding is provided and executive directors can select from a range of benefits including:

• company car

• private medical insurance

• life assurance

• ill health income protection

Also entitled to the use of a car and driver on company business and standard benefits such as holiday and sick pay.

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

The value of benefits paid is disclosed each year in the annual report on remuneration.

Pension	To encourage planning for retirement and long-term savings.	Provision of a monthly cash pension allowance based on a percentage of salary. Opportunity to participate in a defined contribution pension scheme.	Pension allowance of 35% of salary.

Note:

(1)	The company believes that delivery in shares is the most appropriate construct for a fixed allowance to executive directors, qualifying as fixed remuneration for the requirements imposed under CRD IV. If regulatory requirements emerge that prohibit allowances being delivered in shares, or deem that such allowances will not qualify as fixed remuneration, then the company reserves the right to provide the value of the allowance in cash instead in order to comply with the requirements. In 2015 the shares were awarded in August and November, during open periods for directors’ share dealings.

Directors’ Remuneration Policy

Variable pay

Variable pay is intended to incentivise superior long-term performance and promote the success of RBS, with rewards aligned with shareholders’ interests and adjusted for risk, based on the achievement of stretching performance measures.

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

Delivery in shares with the ability to apply malus adjustments and clawback further supports longer-term alignment with shareholders’ interests.

Any variable pay award made will be delivered in the form of a long-term incentive, paid in shares (or in other instruments if required by regulators) and subject to a combination of time and performance-based vesting requirements.

A minimum three year performance period will apply. The award will have an overall five year vest period, vesting equally in years four and five.

As a minimum, shares will be subject to deferral and retention periods as required by UK regulators.

Provisions for malus adjustment of unvested awards and clawback of vested awards.

The long-term incentive award will be delivered under the RBS 2014 Employee Share Plan, as approved by shareholders at the 2014 AGM.

The maximum level of award is subject to any limit on the ratio of variable to fixed pay as required by regulators. This currently limits variable pay to the level of fixed pay (i.e. base salary, fixed share allowance, benefits and pension). A higher ratio, up to 200% of fixed pay, is possible with shareholder approval. RBS is not intending to seek any such approval at the 2016 AGM.

For these purposes, awards will be valued in line with the EBA rules, including any available discount for long-term deferral.

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

•      Safe & Secure Bank

•      Customers & People

An underpin gives the Committee discretion to reduce vesting amounts in light of underlying financial results, or conduct and risk management effectiveness.

These or similar measures and weightings will be applied to reflect the strategy going forward.

Details of the performance measures for awards to be granted in 2016 are set out as part of the implementation of remuneration policy on page 81.

Note:

(1)	Adjustments will be made to award levels where necessary to ensure that executive directors remain within the variable to fixed limit.

Other pay elements

Element of pay	Purpose and link to strategy	Operation	Maximum potential value
Shareholding requirements	To ensure executive directors build and continue to hold a significant shareholding to align interests with shareholders.	A period of five years is allowed in which to build up shareholdings to meet the required levels. Any unvested share awards are excluded from the calculation.	Chief Executive - 250% of salary. Chief Financial Officer - 125% of salary. Requirements may be reviewed in future.

Directors’ Remuneration Policy

Recruitment remuneration policy

•	RBS considers both internal and external candidates and assesses the skills and experience required for each role. Pay is generally set at no more than is required to attract the most suitable candidate for the role.

•	A buy-out policy exists to replace awards forfeited or payments foregone. The Committee will seek to minimise buy-outs wherever possible and will seek to ensure they are no more generous than, and on substantially similar terms to, the original awards or payments they are replacing. No sign-on awards or other payments will be offered.

•	The maximum level of variable pay which may be granted to new executive directors is the same as that applicable to existing executive directors, excluding any buy-out arrangements.

•	The Chairman and non-executive directors do not receive variable pay.

Service contracts and termination

•	RBS or the executive director is required to give 12 months’ notice to the other party to terminate the executive director’s employment.

•	There are no pre-determined provisions for compensation on termination.

•	There is discretion for RBS to make a payment in lieu of notice (based on salary only) which is released in monthly instalments. The executive director must take all reasonable steps to find alternative work and any remaining instalments will be reduced as appropriate to offset income from any such work.

•	Any incentive awards will be treated in accordance with the relevant plan rules as approved by shareholders. Any outstanding share awards held by ‘good leavers’ will vest, normally on the original vesting dates, and shares from the fixed share allowance will continue to be released over the applicable five year retention period in order to ensure former executive directors maintain an appropriate interest in RBS shares.

•	Non-executive directors do not have service contracts or notice periods although they have letters of appointment reflecting their responsibilities and time commitments. No compensation would be paid to any non-executive director in the event of termination of appointment.

Arrangements for the Chairman

Under his letter of appointment, Howard Davies or RBS can terminate his appointment by giving notice, such notice to take immediate effect. In the event that his election or re-election is not approved by shareholders, the appointment will terminate automatically with immediate effect. No compensation or payment in lieu of notice will be payable upon termination of his appointment.

Election or re-election of directors

In accordance with the provisions of the UK Corporate Governance Code, all directors of the company stand for election or re-election annually by shareholders at the company’s AGM.

Neither of the current executive directors hold a non-executive director role at any other company.

Consideration of employment conditions elsewhere in the company

The Committee retains oversight of remuneration policy for all employees to ensure there is a fair and consistent approach throughout the organisation. The policy uses deferral, malus and clawback to promote effective risk management and alignment with shareholders’ interests.

Consultation on remuneration generally takes place with our social partners, including representatives from UNITE. RBS is a fully accredited Living Wage employer and we set our minimum pay (including benefit funding) higher than required for this.

An annual employee opinion survey takes place which includes a number of questions on pay and culture. This includes questions on how pay is determined and evaluated, including the need to consider both ‘what’ and ‘how’ outcomes have been achieved, and whether employees believe they are paid fairly for the work they do.

While employees are not directly consulted on the directors’ remuneration policy, around 28,000 of our employees are shareholders through our incentive and all-employee share plans and have the ability to express their views through voting on the Directors’ Remuneration Report.

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

Fees are reviewed regularly.

The rates for the year ahead are set out in the annual report on remuneration on the next page.

Any future increases to fees will be considered against fees paid to directors of comparable companies and will not normally be greater than the average inflation rate over the period under review, taking into account that any change in responsibilities, role or time commitment may merit a larger increase.

Additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees as detailed in the annual report on remuneration.

n/a
Benefits	Any benefits offered would be in line with market practice.	Reimbursement of reasonable out-of-pocket expenses incurred in performance of duties. The Chairman also receives private medical cover.	The value of the private medical cover provided to the Chairman will be in line with market rates and disclosed in the annual report on remuneration.	n/a

Annual report on remuneration

Annual report on remuneration

The sections audited by the company's auditors, Deloitte LLP, are as indicated.

Implementation of remuneration policy in 2016

No changes have been made to the underlying policy for 2016.

Executive directors

	Salary	Benefits	Pension 35% of salary	Fixed share allowance 100% of salary (1)	Long-term incentive (LTI) award calculated in line with regulatory cap (2)
Chief Executive	£1,000,000	£26,250 (3)	£350,000	£1,000,000	£2,680,000
Chief Financial Officer	£800,000	£26,250	£280,000	£800,000	£2,150,000

Notes:

(1)	Fixed share allowance will be payable broadly in arrears, currently in two instalments per year, and the shares will be released in equal tranches over a five year period.

(2)	The LTI that can be awarded in 2016 is limited to the level of fixed remuneration. Before applying the discount factor for long-term deferral, calculated in line with EBA rules, the face value for the LTI is approximately 113% of fixed remuneration. The performance measures and targets are set out on page 81.

(3)	Also entitled to a flight allowance as part of his relocation arrangements, the value of which will be disclosed in the total remuneration table.

Chairman and non-executive directors’ fees for 2016

Chairman (composite fee)		£750,000
Non-executive director basic fee		£72,500
Senior Independent Director		£30,000
Group Audit Committee (GAC), Group Performance and Remuneration Committee (RemCo), Board Risk Committee (BRC) and Sustainable Banking Committee (SBC)	Member Chairman	£30,000 £60,000
Board Oversight Committee (BOC) for RCR, CIB and GRG US Risk Committee	Member Chairman	£15,000 £30,000
Group Nominations Committee (until January 2016)	Member	£10,000
Group Nominations and Governance Committee (from February 2016)	Member	£15,000

Morten Friis is the RBS Board nominated member of the Steering Group to oversee compliance remediation activities in respect of RBS’ US businesses for which he receives fees of £15,000 per annum. In terms of changes for 2016, the RCR BOC held its final meeting in January 2016 and has been disbanded. The expectation is that the GRG BOC will be stood down during the course of 2016. A US Risk Committee has been established to comply with Enhanced Prudential Standards and to oversee risk management of our US operations. The first meeting of the US Risk Committee will take place during 2016. The Group Nominations Committee has been replaced by the Group Nominations and Governance Committee, with an expanded remit and a reduced number of members. This is to deliver a more streamlined nominations process and a stronger overall governance framework for the Board and its Committees.

Total remuneration paid to executive directors for 2015 (audited)
	Ross McEwan		Ewen Stevenson
	2015 £000s	2014 £000s	2015 £000s	2014 £000s
Salary	1,000	1,000	800	497
Fixed share allowance	1,000	—	800	497
Benefits (1)	88	143	26	16
Pension	350	350	280	174
Total fixed remuneration	2,438	1,493	1,906	1,184
Annual bonus	n/a	n/a	n/a	n/a
Long-term incentive award (2)	1,347	324	—	—
Other awards (3)	—	—	—	1,911
Total remuneration	3,785	1,817	1,906	3,095

Notes:

(1)	Benefits figure includes standard benefit funding of £26,250 per annum with the remainder being relocation expenses provided to Ross McEwan.

(2)	The value in 2015 for Ross McEwan relates to an LTI award granted in 2013. The performance conditions ended on 31 December 2015 and have been assessed as set out on the next page. The value for 2014 has been restated from the estimated value of £358,000 provided in the 2014 report to reflect the value on the vesting date in August 2015.

(3)	The amount shown for Ewen Stevenson in 2014 relates to an award made on appointment to replace the value of awards forfeited on leaving Credit Suisse. The award was delivered entirely in shares and subject to deferral, on terms that are no more generous than the terms of the awards replaced.

Annual report on remuneration

LTI vesting amount included in the total remuneration table (audited)

Ross McEwan was granted an LTI award in March 2013 while CEO of UK Retail, prior to becoming Chief Executive in October 2013. His change in role during the three year vesting period has resulted in a weighting of 25% based on performance of UK Retail and 75% based on RBS-wide measures. The performance conditions ended on 31 December 2015 and the award is due to vest in March 2016. The average share price over the last three months of the financial year has been used to estimate the vesting value.

Number of shares under award	Vesting outcome for UK Retail measures (1)	Vesting outcome for RBS-wide measures (2)	Final vesting outcome (weighted 25%:75%)	Number of shares to vest in March 2016	Average share price October – December 2015	Value for total remuneration table
696,152	80%	56%	62%	431,614	£3.12	£1,346,636

Notes:

(1)	The performance measures applicable for UK Retail were based on: Financial targets (weighted 50%) covering risk weighted assets, RWAe, nominal assets, loan:deposit ratio, return on equity, operating profit, cost:income ratio; Customer measures (weighted 10%); People measures (weighted 10%); and Risk measures (weighted 30%). All financial targets were deemed to have been met in full other than the cost:income ratio which was considered partially met at 54% versus a 51% target. The customer, people and risk measures were also ranked as partially met. The Committee also considered recommendations from the BRC in determining the final outcome.

(2)	This element follows the performance conditions applicable to the overall RBS-wide measures for the 2013 LTI awards and the assessment is detailed below.

2013 LTI – final assessment of RBS-wide performance measures (audited)

An assessment of performance of each relevant element was provided by the control functions and PwC assessed relative TSR performance against a peer group of comparator banks. The Committee determined overall vesting based on these assessments including consideration of the drivers of performance and the context against which it was delivered.

Performance Measure	Weighting	Performance for minimum vesting	Vesting at minimum	Performance for maximum (100%) vesting	Actual Performance	Vesting outcome	Weighted Vesting %
Economic Profit	25%	(£3.5 billion)	25%	£1 billion	(£1.2 billion)	62%	16%
Relative TSR	25%	TSR at median	20%	TSR at upper quartile	31st percentile ranking	0%	0%
Balance Sheet & Risk	25%	Half objectives met	25%	Objectives met or exceeded in all material respects	10/11 targets met (1)	90%	22%
Strategic Scorecard	25%		25%		6/8 targets met (2)	72%	18%
Overall vesting outcome (3)							56%

Notes:

(1)	The following ten targets were all met or exceeded over the performance period to 31 December 2015: Core Tier 1 capital >10%; leverage ratio <18x; wholesale funding <10%; liquidity reserves >1.5x short-term wholesale funding; loan:deposit ratio c.100%; non-core run down and cumulative non-core loss before tax of c£3.6bn; Core Tier 1 capital on fully loaded Basel 3 basis >=10%; leverage ratio based on tangible equity <18x; liquidity coverage ratio >100%; net stable funding ratio >100%. Some improvement was still needed in the conduct risk target which was deemed not to have been met.

(2)	The following six targets were met or exceeded: lending growth to be in line with market share and, for 2015, lending growth >= nominal UK GDP growth; retaining place in the Dow Jones Sustainability Index; leadership index to be within 5% of Global Financial Services (GFS) norm; engagement index to be within 5% of GFS norm; embedding the Group’s values; succession planning in place across the franchises and functions. The two targets that were not met were the cost:income ratio of 55% and customer targets where performance has improved but over the three year period the performance was not considered sufficient.

(3)	In determining the outcome above, the Committee reviewed financial and operational performance against the Strategic Plan and risk performance with input from the BRC.

Annual report on remuneration

2014 and 2015 LTI awards to executive directors – current assessment (audited)

The table represents an early indication of potential vesting outcomes only based on the position at 31 December 2015. The 2014 LTI award is due to vest in March 2017 and the 2015 LTI award will vest equally in March 2019 and March 2020. Details of performance against targets and any use of discretion will be disclosed once the awards vest.

Performance measure	Weighting	Performance for minimum vesting	Vesting at minimum	Performance for maximum vesting	Vesting at maximum	2014 current assessment	2015 current assessment
Economic Profit	25%	Minimum economic profit targets	25%	Performance ahead of the Strategic Plan	100%	Good progress and broadly in line with target set	Good progress and favourable to target set
Relative TSR	25%	TSR at median of comparator group	20%	TSR at upper quartile of comparator group	100%	Between median and upper quartile vesting	Below median performance for vesting
Safe & Secure Bank	25%	Target ranges set for: CET1 ratio and Cost:income ratio	Vesting between 0% – 100% qualified by Committee discretion taking into account the margin by which targets have been missed or exceeded			CET1 ratio is in range for vesting. Cost:income ratio is broadly in line with target	CET1 ratio is in range for vesting. Cost:income ratio is broadly in line with target
Customers & People	25%	Target ranges set for: Net Promoter Score, Net Trust Score (for 2015 awards) and Employee Engagement				Customer measures behind target range with People measures on target	Measures currently tracking behind target range
LTI awards granted during 2015 (audited)
	Grant date	Face value of award (£000s)	Number of shares awarded (1)	% vesting at minimum and maximum	Performance requirements
Ross McEwan	6 March 2015	1,560	417,486	Between 0% - 100% with minimum vesting as set out above	Conditional share awards subject to performance conditions, as set out above, measured over the three year period from 1 January 2015 to 31 December 2017
Ewen Stevenson	6 March 2015	2,160	578,128

Note:

(1)	The number of shares awarded is based on a multiple of salary, 156% for Ross McEwan and 270% for Ewen Stevenson, in line with the regulatory cap that limits variable pay to the level of fixed pay. The award price of £3.7362 was calculated based on the average share price over five business days prior to the grant date.

Annual report on remuneration LTI awards to be granted to executive directors in 2016 Performance criteria

The performance measures are designed to be stretching and to support delivery of the business strategy. A three year performance period will apply until 31 December 2018. Subject to the achievement of the performance conditions, shares will then vest in equal tranches in years four and five. Any awards that vest will be subject to a retention period in line with regulatory requirements.

Awards granted to executive directors in March 2016 will be subject to four equally weighted performance categories, each able to vest up to 100% of base salary, subject to the maximum award that is possible under the approved policy and the regulatory cap. Details of the performance measures and the Committee’s rationale for selecting them are set out below.

Economic Profit (25%)

Reason: Economic Profit, being a risk-adjusted financial measure, is consistent with regulatory requirements and provides a balance between measuring growth and the cost of capital employed in delivering that growth.

Measure: Economic Profit for the Group defined as profit after tax less preference share charges less tangible net asset value multiplied by the cost of equity.

Performance target and weightings

Weighting	Performance target	Vesting range
25%	Target consistent with the achievement of RBS’ strategic long term return on equity target of 12%+	25% - 100%

Details of the actual targets, and performance against these, will be disclosed retrospectively after any vesting has been determined, in the annual report on remuneration for 2018.

Relative Total Shareholder Return (25%)

Reason: Relative TSR provides a direct connection between executive directors’ awards and relative returns delivered to shareholders.

Measure: The measure compares performance against a group of comparator banks. The TSR comparator group has been updated for awards made in 2016 to more accurately reflect the business strategy with less focus on investment banking. This has resulted in Credit Suisse, Deutsche Bank and UBS being replaced by ING, Intesa San Paolo and Nordea. The weighting of Standard Chartered has been reduced to be in line with continental European banks given its international focus.

Relative TSR Comparator Group		Weighting
1	Barclays	200%
2	Lloyds Banking Group
3	HSBC	100%
4 to 13	BBVA, BNP Paribas, Credit Agricole, ING, Intesa San Paolo, Nordea, Santander, Societe Generale, Standard Chartered, Unicredit	50%

Performance target and weightings

Weighting	Performance target	Vesting range
25%	TSR between median and upper quartile	20% - 100%
Safe & Secure Bank (25%)

Reason: The Safe & Secure Bank measures have a particular focus on risk reduction and the building of a safer, sustainable business.

Measure: The key measures in this category are the achievement of pre-determined Common Equity Tier 1 (CET1) and Cost:income (C:I) ratios.

Performance target and weightings

Category	Metrics	Performance target
Safe & Secure Bank	CET1 ratio (12.5%)	Target consistent with RBS’ strategic long term CET1 ratio target of 13%
	C:I ratio (12.5%)	Target consistent with RBS’ strategic long term C:I ratio target of <50%

Details of the actual targets, and performance against these, will be disclosed retrospectively after any vesting has been determined, in the annual report on remuneration for 2018.

Customers & People (25%)

Reason: These measures reward management for building a customer-focused business with strength in terms of trust, reputation and the engagement of employees.

Measure: Net Promoter Scores (NPS) and Net Trust Scores (NTS) will be used, measured against a defined peer group. Employee engagement will be measured against the Global Financial Services (GFS) norm.

Performance target and weightings

Category	Metrics	Performance target
Customers & People	Advocacy (7.5%)	NPS gap to #1 of 2.3 (1)
	Trust (5%)	NTS: NatWest 63, RBS 50
	Engagement (12.5%)	Employee Engagement Index one point above GFS norm

Note:

(1)	The NPS metric adopted is a bank-wide measure of the gap to #1 bank, which RBS plans to close to zero by 2020. It is calculated using the gap to #1 leading competitor in each customer segment, weighted by the revenue contribution of each segment.

The overall vesting under the above categories will be qualified by the Committee’s discretion taking into account changes in circumstances over the performance period, the margin by which individual targets have been missed or exceeded, and any other relevant factors.

Underpin

The Committee will also review financial and operational performance against the business strategy and the risk environment prior to agreeing vesting of awards. In assessing the risk considerations, the Committee will be advised independently by the BRC. If the Committee considers that the vesting outcome calibrated in line with the performance conditions outlined above does not reflect underlying financial results, or if the Committee is not satisfied that conduct and risk management during the performance period has been effective, then the terms of the awards allow for an underpin to be used to reduce vesting or lapse the award.

Annual report on remuneration Payments for loss of office (audited)

Philip Hampton stood down from the Board on 31 August 2015. No remuneration payment or payment for loss of office was made in connection with his departure.

Payments to past directors (audited)

Stephen Hester and Bruce Van Saun received shares on 9 March 2015 on the vesting of the LTI award granted in 2012 as set out below. The assessment of RBS-wide performance measures is detailed on page 85 of the 2014 Annual Report and Accounts.

Value of payments on vesting (audited)

		Stephen Hester			Bruce Van Saun
Performance category	% vesting	Maximum RBS shares (2)	Vested RBS shares	Value (3)	Maximum CFG shares (2)	Vested CFG shares	Value (3)
Economic Profit	53%	261,998	138,859		72,528	38,440
Relative TSR	68%	261,998	178,158		72,528	49,319
Balance Sheet & Risk	100%	261,998	261,998		72,528	72,528
Strategic Scorecard	25%	261,998	65,499		72,528	18,132
Initial vesting outcome based on above Final outcome post application of underpin (1)	61.5% 55.25%		644,514 579,279	£2,131,747		178,419 160,360	$4,089,180
Check within maximum shares available to vest			785,995			217,586

Notes:

(1)	The Committee also considered recommendations from the BRC and concluded it would be appropriate to apply the risk and financial performance underpin in respect of the above awards. This resulted in downward discretion being applied to reduce the final vesting outcome from 61.5% to 55.25%.

(2)	The maximum number of shares is calculated in line with the underlying award structure where each of the four performance categories could give rise to shares worth 100% of salary at grant but with the overall maximum capped at 300% of salary. The number has been reduced on a pro rata basis to reflect time served by Stephen Hester. The interests for Bruce Van Saun’s award were converted to shares in Citizens Financial Group, Inc. as part of the IPO of that business.

(3)	Based on a RBS share price of £3.68 and Citizens Financial Group, Inc. share price of $25.50 on the date of vesting.

Total pension entitlements – Bruce Van Saun (audited)

Bruce Van Saun's Unfunded Unapproved Retirement Benefit Scheme (UURBS) operated as a cash balance plan. Under the rules of his UURBS, the benefit paid out on 1 April 2015 and there is no further entitlement to benefits from the scheme. The current executive directors do not participate in RBS defined benefit pension arrangements but receive a cash allowance instead.

	2015 £000s	2014 £000s
Balance at 1 January	1,071	1,030
Investment return	7	41
Paid to Bruce Van Saun on 1 April 2015	1,078
Total value of fund at 31 December	—	1,071

Total remuneration paid to the Chairman and non-executive directors for 2015 (audited)

While no changes were made to the fee structure during 2015, two additional Board Oversight Committees (BOCs) were established and fees are payable in line with those for the RCR BOC. The CIB BOC was established in March 2015 with a mandate to oversee the implementation of the CIB strategy without placing additional burdens on the existing Committee framework. The GRG BOC was established in May 2015 in order to provide oversight of the work and findings of the expert panel engaged to conduct an independent review of customer files and to provide advice in relation to matters generally related to GRG. The total fees paid are set out below.

Chairman (composite fee)											Fees 2015 £000s	Benefits 2015 £000s	Total 2015 £000s	Fees 2014 £000s	Benefits 2014 £000s	Total 2014 £000s
Howard Davies (1)	c										260	2	262	—	—	—
Philip Hampton (2)											500	1	501	750	1	751

Non-executive directors (3)	Board	Noms	GAC	RemCo	BRC	SBC	RCR BOC	CIB BOC	GRG BOC	Other	Fees 2015 £000s	Benefits 2015 £000s	Total 2015 £000s	Fees 2014 £000s	Benefits 2014 £000s	Total 2014 £000s
Sandy Crombie (4)	73	10	30	60			15		9	30	227	—	227	213	—	213
Alison Davis	73	10		30		30					143	—	143	141	—	141
Morten Friis (4)	73	10	30		30			11		15	169	—	169	112	—	112
Robert Gillespie (4)	73	10		30	30	30		23	9	100	305	—	305	184	—	184
Penny Hughes	73	10			30	60			9		182	—	182	178	—	178
Brendan Nelson	73	10	60		30		15	11	18		217	—	217	183	—	183
Baroness Noakes	73	10	30		60		30	11	9		223	—	223	186	—	186

Notes:

(1)	Howard Davies joined the Board on 14 July 2015 and became Chairman with effect from 1 September 2015. The Benefits column includes private medical cover.

(2)	Philip Hampton stepped down from the Board on 31 August 2015. The Benefits column includes private medical cover.

(3)	In line with market practice, non-executive directors are reimbursed expenses incurred in connection with their attendance at Board meetings. To the extent that HMRC determines that any amounts are taxable, RBS will settle the associated tax liability on behalf of the non-executive director.

(4)	Under the ‘Other’ column, Sandy Crombie received fees as the Senior Independent Director and Morten Friis received fees for his work on the US steering group. Robert Gillespie was the RBS nominated director of Citizens Financial Group, Inc. (CFG) until 3 November 2015 for which he received fees, delivered in cash and in restricted stock units in CFG. The value shown has been converted using an average exchange rate during 2015 of $1.528:£1.

Annual report on remuneration

Directors’ interests in shares and shareholding requirements (audited)
The target shareholding requirement is to hold shares to the value of 250% of salary for the Chief Executive and 125% of salary for the Chief Financial Officer and members of the Executive Committee, excluding any unvested share awards in the calculation. A period of five years is allowed in which to build up shareholdings to meet the required levels. Shareholding requirements will be considered when relevant individuals request permission to sell shares and the Committee receives annual updates on progress towards meeting these requirements.

Notes:

(1)	Ross McEwan holds 159,393 shares from his 2015 fixed share allowance that are included in the total shares beneficially owned but these have been excluded from the shareholding requirements calculation as he will transfer these shares to charity at the end of the retention period.

(2)	Value of shares held is based on the share price on 31 December 2015, which was £3.02. During the year ended 31 December 2015, the share price ranged from £2.83 to £4.04.

Share interests held by directors

	Shares owned at 31 December 2015 (or date of cessation if earlier)	% of issued share capital	Value (£) (1,2)	% of shareholding requirement met	Unvested Long-term incentive awards	Unvested Deferral Plan awards
Ross McEwan	974,781	0.008386	£2,462,472	98.5%	2,028,831	18,797
Ewen Stevenson	277,300	0.002385	£837,446	83.7%	1,013,739	—
Howard Davies	1,000	0.000009
Sandy Crombie	20,000	0.000172
Alison Davis	20,000	0.000172
Morten Friis (3)	20,000	0.000172
Robert Gillespie	25,000	0.000215
Penny Hughes	562	0.000005
Brendan Nelson	12,001	0.000103
Baroness Noakes	21,000	0.000181

Former Chairman
Philip Hampton	27,630	0.000238

Notes:

(1)	Ross McEwan holds 159,393 shares from his 2015 fixed share allowance that are included in the total shares beneficially owned but these have been excluded from the shareholding requirements calculation as he will transfer these shares to charity at the end of the retention period.

(2)	Value is based on the share price at 31 December 2015, which was £3.02. During the year ended 31 December 2015, the share price ranged from £4.04 to £2.83.

(3)	Interest is 10,000 American Depository Receipts representing 20,000 ordinary shares.

No other director had an interest in the company's ordinary shares during the year or held a non-beneficial interest in the shares of the company at 31 December 2015, at 1 January 2015 or date of appointment if later. The interests shown above include connected persons of the directors. As at 25 February 2016, there were no changes to the directors' interests in shares shown in the table above.

Directors’ interests under the Group’s share plans (audited)

Long-term incentive awards

	Awards held at 1 January 2015		Awards granted in 2015	Award price £	Awards vested in 2015	Market price on vesting £	Value on vesting £	Awards lapsed in 2015	Awards held at 31 December 2015	Expected vesting date
Ross McEwan	130,841	(1)		2.14	95,318	3.40	324,081	35,523	—
	696,152			3.09					696,152	08.03.16
	915,193			3.28					915,193	07.03.17
			417,486	3.74					417,486	06.03.19 – 06.03.20
	1,742,186		417,486		95,318			35,523	2,028,831
Ewen Stevenson	584,506	(2)		3.27	148,895	3.78	562,823		435,611	07.03.16 – 07.03.17
			578,128	3.74					578,128	06.03.19 – 06.03.20
	584,506		578,128		148,895				1,013,739

Deferred awards

	Awards held at 1 January 2015	Awards granted in 2015	Award price £	Awards vested in 2015	Market price on vesting £	Value on vesting £	Awards lapsed in 2015	Awards held at 31 December 2015	Expected vesting date
Ross McEwan	37,596		3.09	18,799	3.78	71,060		18,797	08.03.16

Notes:

(1)	Relates to an award made to Ross McEwan on joining RBS as CEO UK Retail in September 2012 to replace awards forfeited on leaving Commonwealth Bank of Australia.

(2)	Award granted to Ewen Stevenson on appointment in May 2014 to replace awards forfeited on leaving Credit Suisse.

Annual report on remuneration Total Shareholder Return (TSR) performance

The graph below shows the performance of RBS over the past seven years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE UK banks for the same period has been added for comparison. Source: Datastream

Chief Executive pay over same period
	2009	2010	2011	2012	2013 (1)	2014	2015
Total remuneration (£000s)	1,647	3,687	1,646	1,646	1,235 (SH) 378 (RM)	— 1,817	— 3,785
Annual bonus against maximum opportunity	0%	85%	0%	0%	0%	n/a	n/a
LTI vesting rates against maximum opportunity	0%	0%	0%	0%	0%	72.85%	62%

Note:

(1)	2013 remuneration includes Stephen Hester (SH) as CEO for the period to 30 September and Ross McEwan (RM) for the period from 1 October to 31 December 2013.

Change in Chief Executive pay compared with employees

The table below shows the percentage change in remuneration for the Chief Executive between 2014 and 2015 compared with the percentage change in the average remuneration of RBS employees based in the UK. In each case, remuneration is based on salary, benefits and annual bonus.

	Salary	Benefits	Annual Bonus
	2014 to 2015 change	2014 to 2015 change	2014 to 2015 change
Chief Executive (1)	0%	0%	n/a
UK employees (2)	3.15%	3.71%	(8.1%)

Notes:

(1)	Executive directors are not eligible for an annual bonus. Standard benefit funding for executive directors remained unchanged between 2014 and 2015. The benefits for the Chief Executive excludes the relocation expenses provided to Ross McEwan as part of his recruitment as CEO UK Retail in 2012. The value of relocation benefits is disclosed each year in the total remuneration table. In 2015, Ross McEwan also received a fixed share allowance as part of his fixed pay.

(2)	Data represents full year salary costs of the UK based employee population, which covers the majority of RBS employees and is considered to be the most representative comparator group.

Relative importance of spend on pay

The table below shows a comparison of remuneration expenditure against other distributions and charges.

	2015 (1) £m	2014 (1) £m	change
Remuneration paid to all employees (2)	5,208	5,225	(0.3%)
Distributions to holders of ordinary shares	—	—
Distributions to holders of preference shares and paid-in equity (3)	385	699	(45%)
Taxation and other charges recognised in the income statement:
- Social security, Bank levy and Corporation tax	597	2,538	(76%)
- Irrecoverable VAT and other indirect taxes incurred by RBS (4)	691	665	3.9%

Notes:

(1)	Numbers exclude discontinued operations, principally CFG.

(2)	Remuneration paid to all employees represents total staff expenses per Note 3 to the Financial Statements, exclusive of social security and other staff costs.

(3)	Includes initial payment relating to the initial dividend on the Dividend Access Share in 2014.

(4)	Input VAT and other indirect taxes not recoverable by RBS due to it being partially exempt.

The items above have been included as they reflect the key stakeholders for RBS and the major categories of distributions and charges made by RBS.

Annual report on remuneration Consideration of matters relating to directors’ remuneration

Membership of the Group Performance and Remuneration Committee

All members of the Committee are independent non-executive directors. The Committee held nine scheduled meetings in 2015 and a further two ad hoc meetings.

Attended/ scheduled
Sandy Crombie (Chairman)	9/9
Alison Davis	9/9
Robert Gillespie	9/9

The role and responsibilities of the Committee

The Committee is responsible for:

•	approving the remuneration policy for all employees and overseeing its implementation;

•	reviewing performance and making recommendations to the Board in respect of the remuneration arrangements of the executive directors;

•	approving remuneration arrangements for members and formal attendees of the Executive Committee and employees with total annual compensation which exceeds £1 million; and

•	setting the remuneration framework and principles for Material Risk Takers falling within the scope of UK regulatory requirements.

In mitigating potential conflicts of interest, directors are not involved in decisions regarding their own remuneration and remuneration advisers are appointed by the Committee rather than management. The terms of reference of the Committee are reviewed annually and available on rbs.com.

Summary of the principal activity of the Committee in 2015

The Committee considered issues under the accountability review process at every meeting. Future pay construct and people proposition was considered at the majority of meetings. Set out below is a summary of other key activities considered by the Committee.

First quarter

•	2014 performance reviews and remuneration arrangements for members and attendees of the Executive Committee and high earners.

•	Approval of variable pay pools and the Directors’ Remuneration Report.

•	Assessment of the performance to date of unvested LTI awards and performance targets for 2015 awards.

•	Executive Committee members’ 2015 objectives.

Second quarter

•	Key external trends.

•	Group Sales and Service Incentive Committee annual incentive report.

•	Divestment principles and leaver treatment.

•	Strategic direction of incentives.

Third quarter

•	Removal of incentives for customer-facing employees in PBB.

•	Review of the implementation of the remuneration policy.

•	External environment including PRA changes to the Remuneration Code.

•	Remuneration Policy Statement for the PRA.

•	Remuneration proposals for specific business areas including Williams & Glyn, RCR, PBB and CIB.

Fourth quarter

•	2015 preliminary pay elements including bonus pool, deferral and LTI awards.

•	Executive Committee members’ annual objectives for 2016.

•	Review of pay construct for executive directors.

•	Stakeholder engagement and remuneration disclosures.

Performance evaluation process

The Committee has considered the findings of the annual review of the effectiveness of the Committee which was conducted by Condign Board Consulting Limited, an external consultant.

Overall the review concluded that the Committee continued to operate effectively. Executives and non-executives continued to develop effective working relationships, supported by a more consistent operating rhythm. In particular, the Masterclasses, where in-depth consideration is given to specific matters, continued to make a positive impact and the Committee had provided strong and consistent leadership of the remuneration agenda. The review also identified scope for improvements in paper quality in some instances with the addition of more comparative data and analysis.

The review included a small number of general recommendations which are relevant for both the Board and its senior committees. Key themes and actions arising from these general recommendations are set out in the Board report on pages 51 and 52 and will be considered, and addressed as appropriate, at Board level. The review also recommended that all Committee Chairs should ensure continued focus on agenda planning and streamlined reporting to the Board, which will be a priority for the Committee during 2016. The review did not include any specific recommendations relating solely to the Group Performance and Remuneration Committee.

Annual report on remuneration Advisers to the Committee

The Committee reviews its selection of advisers annually. PricewaterhouseCoopers LLP (PwC) was appointed as the Committee’s remuneration advisers on 14 September 2010 following a review of potential advisers, and the appointment was reconfirmed by the Committee in July 2015 after an annual review of the quality of the advice received and fees charged. PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK.

PwC also provide professional services in the ordinary course of business including assurance, advisory, tax and legal advice to RBS subsidiaries. The Chairman of the Committee is notified of other remuneration work that is being undertaken by PwC. In addition, there are processes in place to ensure the advice received by the Committee is independent of any support provided to management. As well as receiving advice from PwC in 2015, the Committee took account at meetings of the views of the Chairman; Chief Executive; Chief Financial Officer; Chief HR Officer; the Director of Organisation and Performance; the Chief Governance Officer and Board Counsel; the Chief Risk Officer; and the Chief Conduct and Regulatory Affairs Officer. The fees paid to PwC for advising the Committee in relation to directors’ remuneration are charged on a time/cost basis and in 2015 amounted to £121,358 excluding VAT (2014 - £137,749).

Statement of shareholding voting

The tables below set out the voting by shareholders on the resolution to approve the Annual Report on Remuneration at the AGM held in June 2015 and the resolution at the AGM in June 2014 when the Directors’ Remuneration Policy was last approved.

Annual Report on Remuneration – 2015 AGM

For	Against	Total votes cast	Withheld
21,832,926,636 (99.32%)	149,116,116 (0.68%)	21,982,042,752	37,397,980

Directors’ Remuneration Policy – 2014 AGM

For	Against	Total votes cast	Withheld
20,893,215,888 (99.66%)	70,382,756 (0.34%)	20,963,598,644	170,307,216

Shareholders’ views on the remuneration policy

An extensive consultation is undertaken every year with major shareholders including UKFI and other stakeholders on our remuneration approach. The process takes place in sufficient time for shareholders’ views to be considered prior to the Committee making any final decisions on remuneration and variable pay awards.

Discussions during the latest consultation covered a range of topics including strategic direction, employee engagement, IT resilience and cyber security. Shareholders asked a number of questions including the process for making adjustments to the bonus pool in relation to conduct and litigation costs. The Chairman of the Committee explained the bonus adjustment process and the need to consider the proximity of current employees when making such adjustments.

The Chairman noted during discussions that, while bonus pool levels have been coming down year on year, it was important that RBS did not become too disconnected from industry norms and that a commercial approach was required.

Shareholders also asked if RBS was experiencing any difficulties in hiring employees in light of pay levels. The Chairman of the Committee noted that, while RBS operates under a slightly different pay construct to some competitors, this may help to ensure employees that do join want to be part of RBS in the longer term.

In addition to the annual consultation process, two shareholder events took place in 2015 outside of the AGM to allow directors to engage with private shareholders, regardless of the size of their shareholding.

Shareholders continue to play a vital role in developing remuneration practices that support the long-term interests of the business and the Committee is grateful and greatly encouraged by their involvement in the process.

Shareholder dilution

During the ten year period to 31 December 2015, awards made that could require new issue shares under the company's share plans represented 4.8% of the company's issued ordinary share capital, leaving an available dilution headroom of 5.2%. The company meets its employee share plan obligations through a combination of new issue shares and market purchase shares.

Sandy Crombie

Chairman of the Group Performance and Remuneration Committee

25 February 2016

Other Remuneration Disclosures Remuneration of eight highest paid senior executives below Board (1)
(£000s)	Executive 1	Executive 2	Executive 3	Executive 4	Executive 5	Executive 6	Executive 7	Executive 8
Fixed pay (cash)	725	725	600	638	550	575	600	600
Fixed allowances	959	959	600	638	550	288	600	300
Annual bonus	—	—	—	—	—	—	—	—
Long-term incentive awards (vested value)	458	458	735	513	363	494	—	—
Total remuneration (2)	2,142	2,142	1,935	1,789	1,463	1,357	1,200	900

Notes:

(1)	Remuneration earned in 2015 for eight members of the Executive Committee. Full year earnings have been reported including those individuals promoted to the Executive Committee part way through 2015.

(2)	Disclosure includes prior year long-term incentive awards which vested during 2015. The amounts shown reflect the value of vested awards using the share price on the day the awards vested.

How risk is reflected in our remuneration process

The RBS remuneration policy explicitly aligns remuneration with effective risk management. Focus on risk is achieved through clear risk input into objectives, performance reviews, the determination of variable pay pools and incentive plan design as well as the application of malus and clawback. The Committee is supported in this by the BRC and the RBS Risk function.

A robust process is used to assess risk performance. A range of measures are considered, specifically the overall Risk Profile; Credit, Regulatory and Conduct Risk; Operational Risk; Enterprise Risk; and Market Risk. The steps we take to ensure appropriate and thorough risk adjustment are also fully disclosed and discussed with the PRA and the FCA.

Variable pay pool determination

For the 2015 performance year, RBS has operated a multi-step process which is a control function led assessment to determine performance and therefore the appropriate bonus pool by franchise and function.

The process considers a balanced scorecard of performance assessments at the level of each franchise or support function. The assessments are made across financial, customer and people measures. Risk and conduct assessments at the same franchise or functional level are then undertaken to ensure that performance achieved without the appropriate risk and conduct controls and culture is not inappropriately rewarded.

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

Following further review against overall performance and conduct, the Chief Executive will make a final recommendation to the Committee, informed by all the previous steps in the process and his strategic view of the business. The Committee will then make an independent decision on the final bonus pool taking all of these earlier steps into account.

Accountability review process and malus/clawback

An accountability review process is operated that allows RBS to respond in instances where new information would change the variable pay decisions made in previous years and/or the decisions to be made in the current year. Under the accountability review process, RBS can apply malus and clawback.

Malus can be applied to reduce (if appropriate to zero) the amount of any variable pay awards prior to payment taking place. Clawback provisions can also be applied to recover awards that have vested. Any variable pay awarded to Material Risk Takers from 1 January 2015 onwards is subject to clawback for seven years from the date of grant. For the 2016 performance year this period can be extended to ten years for executive directors and other Senior Managers under the PRA Senior Manager regime. Malus and clawback can be applied to current and former employees.

There are a number of trigger events under which malus and clawback will be considered including:

•	the individual participating in or being responsible for conduct which results in significant losses for RBS;

•	the individual failing to meet appropriate standards of fitness and propriety;

•	reasonable evidence of an individual’s misbehaviour or material error;

•	RBS or the individual’s relevant business unit suffering a material failure of risk management; and

•	in the case of malus only, circumstances where there has been a material downturn in financial performance.

How have we applied this in practice?

During 2015 a number of issues and events were considered under the accountability review framework. The outcomes covered a range of actions including: reduction and forfeiture of unvested awards through malus; reduction of current year variable pay awards; dismissal with forfeiture of unvested awards; and suspension of awards pending further investigation.

Remuneration regulatory requirements

As in previous years, we have received the required regulatory confirmation in order to conclude our year end remuneration process.

Other Remuneration Disclosures

Our remuneration policy for all employees

The remuneration policy supports the business strategy and is designed to promote the long-term success of RBS. It aims to reward employees for delivering good performance against targets provided this is achieved in a manner consistent with our values and within acceptable risk parameters. The remuneration policy applies the same principles to all employees including Material Risk Takers (MRTs) subject to UK regulatory requirements (1). The current key elements underpinning the remuneration policy are set out below.

Element of pay	Objective	Operation
Base salary	To aid recruitment and retention of high performing individuals whilst paying no more than is necessary. To provide a competitive level of fixed cash remuneration, reflecting the skills and experience required, and to discourage excessive risk taking.	Base salaries are reviewed annually and should reflect the talents, skills and competencies that the individual brings to the business.
Role-based allowance	To provide fixed pay that reflects the skills and experience required for the role.	Allowances are provided to certain employees in key roles in line with market practice and qualify as fixed remuneration for regulatory requirements. They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are subject to an appropriate retention period, not less than six months.
Benefits (including pension)	To provide a range of flexible and market competitive benefits. To encourage planning for retirement and long-term savings.	In most jurisdictions, employee benefits or a cash equivalent are provided from a flexible benefits account.
Annual bonus	To support a culture where employees recognise the importance of serving customers well and are rewarded for superior performance.

The annual bonus pool is based on a balanced scorecard of measures including customer, financial, risk and people measures. Allocation from the pool depends on performance of the franchise or function and the individual. Individual performance assessment is supported by a structured performance management framework.

Immediate cash awards are limited to a maximum of £2,000. Under the deferral arrangements a significant proportion of annual bonus awards for our more senior employees are deferred over a minimum three year period. Awards are subject to malus and clawback provisions. For MRTs, a minimum of 50% of any annual bonus is delivered in shares and subject to a minimum six month retention period post vesting in line with regulatory requirements.

Guaranteed awards are only used in very limited circumstances in accordance with regulatory requirements.

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

The amount of the award that vests may vary between 0% -100% depending on the performance achieved. Awards are subject to malus and clawback provisions and a minimum six month retention period applies to MRTs post vesting.

Other share plans	To offer employees in certain jurisdictions the opportunity to acquire shares.	Employees in certain countries are eligible to contribute to share plans which are not subject to performance conditions.

Note:

(1)	The EBA has issued criteria for identifying MRT roles i.e. staff whose professional activities have a material influence over RBS’ performance or risk profile. The criteria for identifying MRTs are both Qualitative (based on the nature of the role) and Quantitative (i.e. those who exceed the stipulated total remuneration threshold based on the previous year’s total remuneration).

The Qualitative criteria can be summarised as: staff within the management body; senior management; other staff with key functional or managerial responsibilities; staff, individually or as part of a Committee, with authority to approve new business products or to commit to credit risk exposures and market risk transactions above certain levels.
The Quantitative criteria are: individuals earning €500,000 or more in the previous year; individuals in the top 0.3% of earners in the previous year; individuals who earned more than the lowest paid identified staff per the Qualitative criteria, subject to specific exceptions in the criteria.

In accordance with UK regulatory requirements and the RBS Staff Dealing Rules, the conditions attached to discretionary share-based awards prohibit the use of any personal hedging strategies to lessen the impact of a reduction in value of such awards.

Other Remuneration Disclosures Remuneration of MRTs

The quantitative disclosures below are made in accordance with Article 450 of the EU Capital Requirements Regulation in relation to 707 employees who have been identified as MRTs.

1. Aggregate remuneration expenditure

Aggregate remuneration expenditure in respect of 2015 performance was as follows:

PBB £m	CPB £m	CIB £m	Rest of RBS £m	Total £m
17.9	35.4	118.1	198.9	370.3

2. Amounts and form of fixed and variable remuneration

Fixed remuneration for 2015

Consisted of salaries, allowances, pensions and benefits.

	Senior management	Other MRTs	Total
Number of beneficiaries	11	696	707
	£m	£m	£m
Total fixed remuneration	16.5	225.2	241.7

Variable remuneration awarded for 2015 performance

Consisted of deferred awards payable over a minimum three year period. Under the RBS bonus deferral structure cash awards are limited to £2,000 per employee.

	Senior management	Other MRTs	Total
Number of beneficiaries	—	482	482
	£m	£m	£m
Variable remuneration (cash)	—	1.8	1.8
Deferred remuneration (bonds)	—	10.6	10.6
Deferred remuneration (shares)	—	82.1	82.1

Long-term incentive awards for 2015 performance

Long-term incentive awards vest subject to the extent to which performance conditions are met and can result in zero payment.

	Senior management	Other MRTs	Total
Number of beneficiaries	11	104	115
	£m	£m	£m
Long-term incentive awards	17.5	16.6	34.1

The variable component of total remuneration for MRTs at RBS shall not exceed 100% of the fixed component. Based on the information disclosed above, the average ratio between fixed and variable remuneration for 2015 is approximately 1:0.5

3. Outstanding deferred remuneration through 2015

The table below includes deferred remuneration awarded or paid out in 2015 in respect of prior performance years. Deferred remuneration reduced during the year relates to long-term incentives lapsed when performance conditions are not met, long-term incentives and deferred awards forfeited on leaving and malus of prior year deferred awards and long-term incentives.

Category of deferred remuneration	Senior management £m	Other MRTs £m
Unvested from prior year	28.5	304.9
Awarded during the financial year	14.8	140.5
Paid out	8.1	134.9
Reduced from prior years	1.1	54.0
Unvested at year end	34.2	256.9

4. Sign-on and severance payments

RBS does not operate ‘Sign-on awards’. Guaranteed variable remuneration may be used for new hires in compensation for awards foregone in their previous company. One such payment of £320,000 is included in the tables above. This relates to a commitment on recruitment made in respect of one new employee. These awards are still subject to deferral.

No severance payments were made outside of contractual payments or standard policy entitlements related to termination of employment such as pay in lieu of notice and benefits.

Notes on the presentation of remuneration

In the relevant tables above, assumptions have been made for the notional value of LTI (verified by external advisors) and forfeitures through resignation for deferred awards. In addition, the share price relevant to the date of the event or valuation point has been used.

All staff total remuneration
•	The average salary for all employees is £37,000.

•	14,200 employees earn between £50,000 and £100,000.

•	6,000 employees earn between £100,000 and £250,000.

•	1,100 employees earn total remuneration over £250,000.

Total remuneration by band for all employees earning >€1 million	Number of employees 2015	Number of employees 2014
€1.0m - €1.5m	59	67
€1.5m - €2.0m	33	32
€2.0m - €2.5m	13	17
€2.5m - €3.0m	7	4
€3.0m - €3.5m	4	4
€3.5m - €4.0m	1	1
€4.0m - €4.5m	2	0
€4.5m - €5.0m	0	1
€5.0m - €6.0m	1	4
€6.0m - €7.0m	1	1
Total	121	131

Notes:

(1)	Total remuneration in the table above includes fixed pay, pension and benefit funding and variable pay (including actual value of LTI vesting in 2015) after the application of malus.

(2)	Executive directors and employees of CFG are not included in the table.

The table is based on an exchange rate where applicable of €1.377 to £1 as at 31 December 2015 and amounts disclosed for 2014 have been restated using the same exchange rate so that comparison can be made on a like for like basis.

Employees that earned total remuneration of over €1 million in 2015 represent just 0.1% of our employees. This number reduces to 105 employees if we exclude pension and benefit funding. These employees include those who manage major businesses and functions with responsibility for significant assets, earnings or areas of strategic activity and can be grouped as follows:

•	The CEOs responsible for each area and their direct reports.

•	Employees managing large businesses within a franchise.

•	Income generators responsible for high levels of income including those involved in managing trading activity and supporting clients with more complex financial transactions, including financial restructuring.

•	Those responsible for managing our balance sheet and liquidity and funding positions across the business.

•	Employees managing the successful disposal of assets in RCR and reducing RBS’ capital requirements.

Compliance report

Statement of compliance

RBS is committed to high standards of corporate governance, business integrity and professionalism in all its activities. Throughout the year ended 31 December 2015, RBS has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated September 2014 (the “Code”) except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. RBS considers that this is a matter which should rightly be reserved for the Board and this is an approach RBS has adopted for a number of years. Remuneration for the executive directors is first considered by the Group Performance and Remuneration Committee which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group Performance and Remuneration Committee, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. We do not anticipate any changes to our approach on this aspect of the Code. Information on how RBS has applied the main principles of the Code can be found in the Corporate governance report on pages 47 to 89. A copy of the Code can be found at www.frc.org.uk

RBS has also implemented the recommendations arising from the Walker Review and complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. RBS complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers.

Internal control

Management of The Royal Bank of Scotland Group plc is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations. The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for RBS Group.

RBS Group’s internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes:

•	Policies and procedures that relate to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of assets.

•	Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management.

•	Controls providing reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of RBS Group’s internal control over financial reporting as of 31 December 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2015, RBS Group’s internal control over financial reporting is effective.

The effectiveness of RBS Group’s internal control over financial reporting as of 31 December 2015 has been audited by Deloitte LLP, RBS Group’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of the Royal Bank of Scotland Group plc expresses an unqualified opinion on the effectiveness of RBS Group’s internal control over financial reporting as of 31 December 2015.

Compliance report

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc

We have audited the internal control over financial reporting of The Royal Bank of Scotland Group plc and subsidiaries (“the Group”) as of 31 December 2015, based on criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended 31 December 2015 of the Group and our report dated 25 February 2016 (24 March 2016 as to the consolidating financial information included in Note 41 of the financial statements) expressed an unqualified opinion on those financial statements.

Deloitte LLP

London, United Kingdom

25 February 2016

Compliance report

Disclosure controls and procedures

Management, including RBS’s Chief Executive and Chief Financial Officer, conducted an evaluation of the effectiveness and design of the Group’s disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)). Based on this evaluation, RBS’s Chief Executive and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Changes in internal control

There was no change in the Group’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

The New York Stock Exchange

As a foreign issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the “NYSE”), RBS is not required to comply with all of the NYSE standards applicable to US domestic companies (the “NYSE Standards”) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards. RBS is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the applicable NYSE Standards (including by reference to the rules of the Exchange Act) following the filing of its annual report on Form 20-F.

The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. More detailed information about the Group Audit Committee and its work during 2015 is set out in the Group Audit Committee report on pages 55 to 60.

The Group has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures: (i) the Chairman of the Board is also the Chairman of the Group Nominations Committee, which is permitted under the Code (since the Chairman was considered independent on appointment) (ii) although the members of the Group Performance and Remuneration Committee are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group Performance and Remuneration Committee and of its compensation committee advisers in accordance with the independence tests prescribed by the NYSE Standards (iii) the NYSE Standards require that the compensation committee must have direct responsibility to review and approve the Chief Executive’s remuneration. As stated at the start of this Compliance report, in the case of RBS, the Board, rather than the Group Performance and Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Chief Executive. RBS’s Group Audit, Board Risk, Sustainable Banking and Group Nominations Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2015.

Group structure

The company is a holding company owning the entire issued ordinary share capital of The Royal Bank of Scotland plc, the principal direct operating subsidiary undertaking of the company.

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the company.

At 31 December 2015, HMT’s holding in the company’s ordinary shares was 72.6%.

Organisational change

On 26 February 2015, RBS announced its commitment to becoming a leaner, less volatile business based around its core franchises of Personal & Business Banking (PBB) and Commercial & Private Banking (CPB). To support this, a number of initiatives have been announced which include but are not limited to:

•	the restructuring of Corporate & Institutional Banking (CIB) into go-forward CIB and CIB Capital Resolution;

•	the divestment of Citizens;

•	the sale of the international private banking business; and

•	the run down of RBS Capital Resolution (RCR), one year ahead of schedule.

Business structure

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this and reflect the progress made on the initiatives above the previously reported operating segments will now realign as follows:

Personal & Business Banking (PBB) comprises two reportable segments:

•	UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

•	Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial & Private Banking (CPB) comprises three reportable segments:

•	Commercial Banking serves commercial and corporate customers in the UK and Western Europe.

•	Private Banking serves UK connected high net worth individuals.

•	RBS International (RBSI) serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar.

CIB serves UK and Western European corporate customers, and global financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution includes CIB Capital Resolution and the remainder of RBS Capital Resolution (RCR).

Williams & Glyn (W&G) comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity. The perimeter of the segment currently reported does not include certain portfolios that are ultimately intended to be divested as part of W&G, for example, certain NatWest branches in Scotland.

Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to Citizens and the international private banking business are included in Central items in the relevant periods.

Results and dividends

The loss attributable to the ordinary shareholders of the company for the year ended 31 December 2015 amounted to £1,979 million compared with a loss of £3,470 million for the year ended 31 December 2014, as set out in the consolidated income statement on page 263.

The company did not pay a dividend on ordinary shares in 2014 or 2015.

In the context of prior macro-prudential policy discussions, the Board decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of 2014 and 2015 Group hybrid capital instruments through equity issuances of c.£300 million. Consequently, approximately £300 million was raised during 2014 and 2015 through the issue of new ordinary shares and the Board has decided a further £300 million of new equity will be issued during the course of 2016 to again partially neutralise the CET1 impact of coupon and dividend payments.

The Dividend Access Share (DAS) retirement agreement was approved at the General Meeting of shareholders held on 25 June 2014. The first dividend payment on the DAS of £320 million was made in the third quarter of 2014. The balance of £1.18 billion is subject to an uplift at 5% per annum from 1 January 2016 until 1 January 2021. The uplift rate on any unpaid balance is 10% per annum thereafter. RBS intends to pay a final dividend on the Dividend Access Share (DAS) during the first half of 2016 subject to final Board and PRA approval, further normalising the capital structure of the bank and removing an obstacle toward the resumption of capital distributions.

Report of the directors

Business review

Activities

RBS is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of RBS, including the products and services provided by each of its segments, are contained in the Business review on page 100. Details of the strategy for delivering the company’s objectives can be found in the Strategic report.

Risk factors

RBS’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Full details of these and other risk factors are set out on pages 384 to 408.

The reported results of RBS are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of RBS’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 279 to 282.

RBS’s approach to risk management, including its financial risk management objectives and policies and information on RBS’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Business review: Capital and risk management.

Financial performance

A review of RBS's performance during the year ended 31 December 2015, including details of each segment, and RBS's financial position as at that date is contained in the Business review on pages 103 to 141.

RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)

In 2007, RFS Holdings B.V., which was jointly owned by RBS, the Dutch State (successor to Fortis) and Santander completed the acquisition of ABN AMRO Holding N.V.

Following the announcements in April 2011 by the Boards of RBSG, RBS plc, RBS Holdings and RBS N.V., a substantial part of the business activities of RBS N.V. had been successfully transferred to RBS plc by the end of 2012, with further transfers in 2013 and 2014. There have been no transfers in 2015, the focus continues to be on further de-risking the RBS N.V. balance sheet.

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

In September 2013, RBS reached an agreement with an investor consortium led by Corsair Capital and Centerbridge Partners for an investment in these businesses ahead of a stock market flotation. This includes 308 RBS branches in England and Wales. The new bank will be called Williams & Glyn, the brand RBS used for its branches in England and Wales before 1985. The Group’s target remains full divestment by the end of 2017.

Following an IPO in 2014 when RBS disposed of 30% of its shareholding in Citizens Financial Group Inc., RBS disposed of further tranches of shares in March 2015 (28%), August 2015 (21%) and October 2015 (21%). Consequently, RBS has completed its divestment of Citizens.

Employees

As at 31 December 2015, RBS employed 93,659 people (full-time equivalent basis, including temporary workers) throughout the world. Details of related costs are included in Note 3 on the consolidated accounts.

Living our values

Our values, introduced in 2012, guide our actions every day, in every part of our business. They are at the heart of the way we work. They are embedded within our behavioural frameworks - this means the way we recruit, promote, reward and manage our people are all aligned.

Building a healthy culture and risk culture that lives up to our values is one of our core priorities. We have governance to monitor and guide and track progress on our cultural goals. We gather qualitative and quantitative feedback to assess our progress and respond accordingly. We do this in tandem with feedback from regulators and industry bodies.

Engaging our people

We recognise that building an engaged, healthy and inclusive workforce is crucial if we are to achieve our ambition. We continue to ask people across the Bank to share their thoughts on what it’s like to work at RBS via our annual employee survey (OurView). The results enable our people leaders to monitor levels of engagement and work with their teams to make improvements.

Report of the directors

It also enables us to monitor employee perception and the progress we are making versus our goals. Our most recent survey, in which more than 62,000 colleagues took part, showed significant improvement in employee engagement and leadership.

In 2015 we launched determined to make a difference, an internal campaign that provides a rallying call for our employees. It was drawn from our extensive research with staff and is based on their reflections about the difference we make for our customers, colleagues, communities and shareholders.

Rewarding our people

Our approach to performance management allows us to provide clarity for our people about how their individual contribution links to our ambition. It recognises behaviour that supports our values and holds individuals to account for behaviour and performance that does not.

In the UK we are a living wage employer meaning that we adhere to Living Wage Benchmarks (both national and London) for all employees. All third party contractors who regularly work in our buildings will also be in scope by 2017 at the latest.

In 2015, we announced the removal of incentive schemes for our customer facing employees in Personal & Business Banking. Instead, we gave every eligible employee an increase to their guaranteed pay. This change ensures that our people are paid clearly, fairly and simply for the job they do for our customers every day. It also ensures our customers can be certain that if they take a product from us, it has no financial impact on what our people are paid.

Developing our people

Developing great leaders with the capability to deliver our ambition is a key priority. In 2015, we launched ‘Determined to lead’, a programme that focuses on great people management, a consistent tone from leaders throughout the Bank and the tools to engage our people. In 2015 we trained over 13,000 leaders.

We are committed to professionalising all our people. We offer a wide range of learning which can be mandatory, role specific or related to personal development.

We have mandatory learning that has to be completed by everyone and is focused on keeping our people, our customers and the Bank safe. Elements of our learning have been aligned to the Chartered Banker: Professional Standards Board foundation standards. We committed that our people in the UK (excluding Williams & Glyn and Ulster Bank) would complete this learning in 2015.

Youth employment

We have hired over 250 graduates and over 300 Apprentices in 2015. We have been accredited by “Investors in Young People” for how we attract, recruit and develop our talent.

Health and wellbeing of our people

We offer a wide range of health benefits and services to help maintain physical and mental health, and support our people if they become unwell.

In 2015, our wellbeing programme focused on three main areas; Mental Health, Physical Health and Resilience.  Activities include the continued promotion of Lifematters (RBS’s Employee Assistance Programme), participation in the Global Corporate Challenge, the launch of Resilience programmes and continued support for Time to Change, the UK’s biggest programme to challenge mental health stigma.

Employee consultation

We recognise employee representatives such as trade unions and work councils in a number of businesses and countries. There has been ongoing engagement and discussion with those bodies given the changes the bank announced in February 2015. Management have continued to meet regularly with our European Employee Council to discuss developments and update on the progress of our strategic plans.

Inclusion

Building a more inclusive bank is essential for our customers and colleagues. Our inclusion policy standard applies to all our people globally.

During 2015 we continued our roll out of unconscious bias learning for all employees. We’ve introduced a gender goal to have at least 30% of women in the bank’s top three leadership levels by 2020.  Further, we aim to have 50/50 balance at all levels by 2030.  This is supported by the launch of a female development proposition. An increased focus on disability has led to the development of a comprehensive plan to support our colleagues and customers with additional needs and will help RBS achieve its ambition of becoming a ‘disability smart’ organisation. From an LGBT perspective, we continue to deliver improvements to our people policies and customer operating procedures, including the introduction of guidance to support employees going through gender transition, introducing the ‘Mx’ honorific, and improving our customer gender change process.  We are finalising plans to improve our ethnic representation within senior roles and are continuing to support our 15,000 strong employee-led networks.

RBS has been recognised for its work on Equality, Diversity and Inclusion by our Platinum ranking from Opportunity Now (gender) - our Gold ranking for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women; and improving upon our ranking in the Stonewall Workplace Equality Index (LGBT).

Sustainability

Our purpose is to serve customers well. We will rebuild our reputation and earn our customers’ trust by putting customers first, making RBS a great place to work, supporting our communities and being mindful of environmental impacts. The Sustainable Banking Committee’s role is to support the Board in overseeing, supporting and challenging actions being taken by management to run the bank as a sustainable business.

Report of the directors

For more information on our approach and progress please read the RBS Sustainability Report, available on rbs.com/sustainable.

Greenhouse gas emissions

Disclosures relating to greenhouse gas emissions are included in the Strategic report on page 40.

Going concern

RBS’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect RBS’s future results are set out on pages 384 to 408. RBS’s regulatory capital resources and significant developments in 2015 and anticipated future developments are detailed on pages 154 to 168. The liquidity and funding section on pages 169 to 179 describes RBS’s funding and liquidity profile, including changes in key metrics, the build up of liquidity reserves and the outlook for 2016.

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of RBS and of the company have been prepared on a going concern

BBA disclosure code

RBS’s 2015 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by the British Bankers' Association in 2010.The Code sets out five disclosure principles together with supporting guidance. The principles are that RBS and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF)

The EDTF established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012. All EDTF recommendations are reflected in the RBS’s 2015 Annual Report on Form 20-F.

Corporate governance

The company is committed to high standards of corporate governance. Details are given in the Corporate governance report on pages 42 to 89. The Corporate governance report and compliance report (pages 90 and 92) form part of this Report of the directors.

Share capital

Details of the ordinary and preference share capital at 31 December 2015 and movements during the year are shown in Note 24 on the consolidated accounts.

During 2015, the company allotted and issued a total of 90.1 million new ordinary shares of £1 each for the purposes of ensuring 2015 coupon payments on discretionary hybrid capital securities were partly neutralised from a Core Tier 1 capital perspective.

The shares were allotted to UBS AG at the subscription prices determined by reference to the average market prices during the sale periods set out below.

Number of shares sold	Subscription price	Sale period	Gross proceeds	Share price on allotment
21.3m	352.070p	26/2/15-15/4/15	£75 million	355.7p
21.3m	352.811p	30/4/15-11/6/15	£75 million	361.5p
47.5m	315.942p	30/7/15-17/12/15	£150 million	294.7p

In the three years to 31 December 2015, the percentage increase in issued share capital due to non-pre-emptive issuance (excluding employee share schemes) for cash was 2.2.%.

In addition, the company issued 69 million shares in connection with employee share schemes during 2015.

In October 2015, HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each.

Authority to repurchase shares

At the Annual General Meeting in 2015, shareholders authorised the company to make market purchases of up to 643,628,671 ordinary shares. The directors have not exercised this authority to date. Shareholders will be asked to renew this authority at the Annual General Meeting in 2016.

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

Report of the directors

The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

The cumulative preference shares represent less than 0.008% of the total voting rights of the company, the remainder being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws).

Pursuant to the Listing Rules of the FCA, certain employees of the company require the approval of the company to deal in the company’s shares.

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment are set out in the company’s Articles of Association. It will be proposed at the 2016 Annual General Meeting that the directors be granted authorities to allot shares under the Companies Act 2006. The company’s Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

A number of the company’s share plans include restrictions on transfers of shares while shares are subject to the plans or the terms under which the shares were awarded.

The rights and obligations of holders of non-cumulative preference shares are set out in Note 24 on the consolidated accounts.

Except in relation to the Dividend Access Share, the company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company.

Under the rules of certain employee share plans, eligible employees are entitled to acquire shares in the company, and shares are held in trust for participants by The Royal Bank of Scotland plc and Ulster Bank Dublin Trust Company as Trustees. Voting rights are exercised by the Trustees on receipt of participants’ instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

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

Directors

The names and brief biographical details of the current directors are shown on pages 43 to 46.

Sandy Crombie, Alison Davis, Morten Friis, Robert Gillespie, Penny Hughes, Ross McEwan, Brendan Nelson, Baroness Noakes and Ewen Stevenson all served throughout the year and to the date of signing of the financial statements.

Howard Davies was appointed to the Board on 14 July 2015 and assumed the role of Chairman on 1 September 2015. Mike Rogers was appointed to the Board on 26 January 2016.

Philip Hampton stepped down from the Board on 31 August 2015.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders.

Directors’ interests

The interests of the directors in the shares of the company at 31 December 2015 are shown on page 83. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2015 to 25 February 2016.

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

Report of the directors

Post balance sheet events

Other than the matter disclosed on page 358, there have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

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

Shareholdings

The table below shows shareholders that have notified RBS that they hold more than 3% of the total voting rights of the company at 31 December 2015.

Solicitor For The Affairs of Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury	Number of shares (millions)	% of share class held	% of total voting rights held
Ordinary shares	8,434	72.6	72.6

As at 25 February 2016, there were no changes to the shareholdings shown in the table above.

Listing Rule 9.8.4

In accordance with the UK Financial Conduct Authority’s Listing Rules the information to be included in the Annual Report and Accounts under LR 9.8.4, is set out in this Directors’ report with the exception of details of contracts of significance under LR 9.8.4. (10) and (11) given in Additional Information on page 381.

Political donations

At the Annual General Meeting in 2015, shareholders gave authority under Part 14 of the Companies Act, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. During 2015, RBS made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that RBS’s longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2016.

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

Auditors

Deloitte LLP are currently the auditors. On 3 November 2014, the Company announced its intention to appoint Ernst & Young LLP (EY) as auditor for the year ending 31 December 2016. It is expected that EY will be appointed to fill the casual vacancy arising from Deloitte LLP's resignation following the signing of the 2015 accounts and the Group’s Form 20-F. A resolution to appoint EY as the company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor

Company Secretary

25 February 2016

The Royal Bank of Scotland Group plc

is registered in Scotland No. SC45551

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on page 262.

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

In addition, the directors are of the opinion that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s position and performance, business model and strategy.

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

25 February 2016

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers

99

Presentation of information

Pensions accounting policy

As set out in ‘Accounting policies’ on page 270, RBS has revised its accounting policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. The change has been applied retrospectively and comparatives restated.

Segmental reorganisation

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this and reflect the progress made the previously reported operating segments have been realigned as follows:

Personal & Business Banking (PBB) comprises two reportable segments. UK Personal & Business Banking (UK PBB) and Ulster Bank RoI. UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland. Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial & Private Banking (CPB) comprises three reportable segments; Commercial Banking, Private Banking and RBS International (RBSI). Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals and RBSI serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar.

Corporate & Institutional Banking (CIB) serves UK and Western European corporate customers, and global financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution includes CIB Capital Resolution and the remainder of RBS Capital Resolution (RCR).

Williams & Glyn (W&G) comprises the RBS England and Wales branch-based businesses, along with certain small and medium enterprises (SME) and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity. The perimeter of the segment currently reported does not include certain portfolios that are ultimately intended to be divested as part of W&G, for example, certain NatWest branches in Scotland.

Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to Citizens and the international private banking business are included in Central items in the relevant periods.

Reporting changes

In line with RBS’s strategy to be a simpler bank the following reporting changes have been implemented in relation to the presentation of RBS results:

Other items

The following items were previously reported separately after operating profit, they are now being reported within operating profit.

•	Own credit adjustments;

•	Gain/(loss) on redemption of own debt;

•	Write-down of goodwill;

•	Strategic disposals; and

•	RFS Holdings minority interest (RFS MI).

Own credit adjustments are included within segmental results in CIB, Capital Resolution and Central items (Treasury) in line with where the related liabilities are recorded. The non-statutory results will continue to show these items and restructuring costs and litigation and conduct costs as separate line items within the relevant caption of the income statement where significant.

Allocation of central balance sheet items

RBS allocates all central costs relating to Services and Functions to the business using appropriate drivers, these are reported as indirect costs in the segmental income statements. However, previously central balance sheet items have not been allocated. The assets (and risk-weighted assets) held centrally, mainly relating to Treasury, are now allocated to the business using appropriate drivers.

Revised treasury allocations

Treasury allocations which are included within segmental net interest income and segmental net interest margins, have been revised to reflect the following.

•	In preparation for the separation of Williams & Glyn, that element of treasury allocations previously charged to UK PBB is now retained centrally.

•	The impact of changes to the notional equity allocation is detailed below.

Revised segmental return on equity

RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBSI) and 15% for all other segments, of the monthly average of segmental risk-weighted assets after capital deductions (RWAes). This notional equity was previously 13% for all segments. In addition, due to changes in UK tax rules enacted in the Finance (No 2) Act 2015, RBS has increased its longer-term effective 31 December tax rate. The notional tax rate used in the segmental ROE has been revised from 25% to 28% (Ulster Bank RoI - 15%; RBSI - 10%). RBS’s forward planning tax rate is 26%.

Comparatives have been restated accordingly for the changes outlined above.

Citizens

Citizens was classified as a discontinued operation and as a disposal group on 31 December 2014 and its assets and liabilities from that date to 3 August 2015 have been aggregated and presented as separate lines in accordance with IFRS 5. On 3 August 2015, RBS’s interest in Citizens fell to 20.9% and consequently it is treated as an associate held for sale thereafter. On 30 October 2015, RBS sold all of its remaining shareholding in Citizens. Citizens is no longer treated as a reportable segment.

Presentation of information

Competition

Personal & Business Banking (including UK PBB and Ulster Bank RoI)

In the personal and small business banking business, the bank competes with a range of providers including UK banks and building societies, major retailers and life assurance companies, as well as the UK subsidiaries of major international banks. In the mortgage market, the bank competes with UK banks, building societies and specialist lenders. Increasingly, the ambitions of non-traditional players in the UK market are gaining credibility, with new entrants active and seeking to build their platforms either through organic growth or in some cases by acquiring businesses made available through restructuring of incumbents. Entrants with new business models such as peer-to-peer lending platforms, while currently small, continue to grow rapidly and are emerging as significant competitors. Such competitors often target specific elements of the value chain or customer segments. RBS distributes life assurance products to banking customers in competition with independent advisors and life assurance companies.

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

In an environment in which central banks have maintained very low interest rates for an unusually long period or introduced negative rates , competitive dynamics have changed in some of the principal markets in which we operate. Ability to attract and manage funding remains a critical competitive advantage. Other key competitive factors in this market segment include cost management, growing digital sales focus, branch network re-shaping, and product simplification. Cost management remains a key focus in the market, as banks seek to simplify their organisational and IT architectures while at the same time investing to ensure that they can meet customers’ evolving channel preferences. Customers have increasingly focused on the use of internet and mobile as sales and service channels for certain types of products. Therefore, competitive position and performance in the sector increasingly depends on the possession of user-friendly, diverse and efficient online solutions.

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

Commercial & Private Banking (including Commercial Banking, Private Banking and RBS International)

Competition for corporate and institutional customers in the UK is from UK banks, from specialised global and regional investment banks and from large foreign universal banks that offer combined investment and commercial banking capabilities as well as from new entrants and nonbank challengers. In asset finance and invoice finance, the bank competes with banks and specialist finance providers, both captive and non-captive. In the small business banking market, the bank competes with other UK banks, specialist finance providers and building societies. In all of these areas, entrants with new technology-based business model are also showing rapid growth. RBS International competes with other UK and international banks to offer offshore banking services as well as domestic banking services in the Channel Islands, Gibraltar and the Isle of Man. Coutts and Adam & Company compete as private banks with UK clearing and private banks, asset managers and with international private banks. Competition in wealth management remains strong as banks maintain their focus on competing for affluent and high net worth customers.

Corporate & Institutional Banking

Following the restructuring of the business in February 2015, CIB focuses on the needs of large corporates operating in the UK and Western Europe as well as global financial institution customers. CIB provides financing and risk management for these customers, and trades with financial institutions and counterparties for distribution and market making. There are sales and trading operations in London, the US and Singapore and offices in a select number of countries. CIB therefore competes with large domestic banks, major international banks and a number of investment banks that offer such products in these regions.

The bank’s product proposition is built around our core strengths: supporting customers across currencies, rates and financing. Key competitive factors in this market include the ability to develop automation across flow products as well as delivering value-adding bespoke solutions for our customers.

With an evolving regulatory landscape and continued pressure on margins, competition in this market remains strong. Many market participants are also revising their strategy in order to ensure they deliver sustainable returns.

Business review

Summary consolidated income statement for the year ended 31 December 2015

	2015	2014	2013
	£m	£m	£m
Interest receivable	11,925	13,079	14,488
Interest payable	(3,158)	(3,821)	(5,471)
Net interest income	8,767	9,258	9,017
Fees and commissions receivable	3,742	4,414	4,678
Fees and commissions payable	(809)	(875)	(923)
Income from trading activities	1,060	1,285	2,571
(Loss)/gain on redemption of own debt	(263)	20	175
Other operating income	426	1,048	1,219
Non-interest income	4,156	5,892	7,720
Total income	12,923	15,150	16,737
Staff costs	(5,726)	(5,757)	(6,086)
Premises and equipment	(1,827)	(2,081)	(2,038)
Other administrative expenses	(6,288)	(4,568)	(6,692)
Depreciation and amortisation	(1,180)	(930)	(1,247)
Write down of goodwill and other intangible assets	(1,332)	(523)	(1,403)
Operating expenses	(16,353)	(13,859)	(17,466)
(Loss)/profit before impairment losses	(3,430)	1,291	(729)
Impairment releases/(losses)	727	1,352	(8,120)
Operating (loss)/profit before tax	(2,703)	2,643	(8,849)
Tax charge	(23)	(1,909)	(186)
(Loss)/profit from continuing operations	(2,726)	734	(9,035)
Profit/(loss) from discontinued operations, net of tax	1,541	(3,445)	558
Loss for the year	(1,185)	(2,711)	(8,477)

Attributable to:
Non-controlling interests	409	60	120
Preference shareholders	297	330	349
Paid-in equity holders	88	49	49
Dividend access share	—	320	—
Ordinary shareholders	(1,979)	(3,470)	(8,995)
	(1,185)	(2,711)	(8,477)

Key metrics and ratios

Net interest margin	2.12%	2.14%	1.90%
Cost:income ratio	127%	91%	104%
(Loss)/earnings per ordinary share from continuing operations (pence)
- basic	(27.7p)	0.5p	(85.0p)
Return on tangible equity (1)	(4.7%)	(8.2%)	(18.7%)

Note:

(1)	Tangible equity is equity attributable to ordinary shareholders less intangible assets.

Business review

Analysis of results
Net interest income
	2015	2014	2013
	£m	£m	£m
Interest receivable (1,2)	11,925	13,079	14,488
Interest payable (1,2)	(3,158)	(3,821)	(5,471)
Net interest income	8,767	9,258	9,017

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (3)	2.89	3.02	3.05
Cost of interest-bearing liabilities of the banking business	(1.14)	(1.26)	(1.51)
Interest spread of the banking business (4)	1.75	1.76	1.54
Benefit from interest-free funds	0.37	0.38	0.36
Net interest margin of the banking business (5)	2.12	2.14	1.90
Gross yield (3)
- Group	2.89	3.02	3.05
- UK	3.35	3.57	3.54
- Overseas	1.32	1.55	1.84
Interest spread (4)
- Group	1.75	1.76	1.54
- UK	2.24	2.34	1.99
- Overseas	—	0.15	0.46
Net interest margin (5)
- Group	2.12	2.14	1.90
- UK	2.49	2.53	2.21
- Overseas	0.87	1.08	1.14

The Royal Bank of Scotland plc base rate (average)	0.50	0.50	0.50
London inter-bank three month offered rates (average)
- Sterling	0.57	0.54	0.52
- Eurodollar	0.32	0.23	0.24
- Euro	(0.02)	0.21	0.27

Notes:

(1)	Interest receivable includes £400 million (2014 - £453 million; 2013 - £538 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(3)	Gross yield is the interest earned on average interest-earning assets of the banking book.

(4)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(5)	Net interest margin is net interest income of the banking business as a percentage of interest-earning assets (IEA) of the banking business.

(6)	The analysis into UK and overseas has been compiled on the basis of location of office.

2015 compared with 2014

Net interest income declined by £491 million, or 5% to £8,767 million compared with £9,258 million, driven principally by a 46% reduction in Capital Resolution, down from £673 million to £365 million, in line with the planned shrinkage of the balance sheet.

Net interest margin (NIM) declined by 2 basis points to 2.12% reflecting new business volumes in core UK businesses, primarily mortgages remaining under competitive margin pressures combined with an increased portion of the book shifting toward lower margin secured assets. This was partly offset by deposit repricing and the planned run down of low margin assets in Capital Resolution.

UK PBB net interest income fell by £69 million, 2% to £4,152 million, as competitive front book margin pressures impacted. In addition, customers continued to roll off standard variable rate products (17% of overall mortgage book in 2015) and onto lower margin fixed rate products. As a result NIM fell by 14 basis points to 3.18% compared with 3.32% in 2014.

Ulster Bank RoI net interest income fell by £102 million, 22% to £365 million compared with £467 million primarily due to the weakening of the euro relative to sterling and reduced income on free funds. Ulster Bank RoI NIM continues to be impacted by the low yielding tracker mortgage book.

2014 compared with 2013

Net interest income increased by 3%, to £9,258 million. This mainly reflected improvements in deposit margins in CPB which includes Commercial Banking, Private Banking and RBSI and PBB which includes UK PBB and Ulster Bank RoI.

Net interest margin was 2.14%, up from 1.90% in 2013, with improved liability margins partially offset by pressure on mortgage and corporate lending margins and by the continuing shift in mix towards lower margin secured lending.

Business review

Non-interest income
The following table reconcilies the non-statutory non-interest income (a non-GAAP financial measure) to the statutory results.

	2015	2014	2013
	£m	£m	£m
Fees and commissions receivable - statutory basis	3,742	4,414	4,678
Fees and commissions payable - statutory basis	(809)	(875)	(923)

Income from trading activities
- non-statutory basis	806	1,325	2,536
- own credit adjustments	254	(40)	35
Statutory basis	1,060	1,285	2,571

Own credit adjustments (1)
- non-statutory basis	309	(146)	(120)
- income from trading activities	(254)	40	(35)
- other operating income	(55)	106	155
Statutory basis	—	—	—

(Loss)/gain on redemption of own debt - statutory basis	(263)	20	175

Strategic disposals (1)
- non-statutory basis	(157)	191	161
- other operating income	157	(191)	(161)
Statutory basis	—	—	—

Other operating income
- non-statutory basis	528	963	1,213
- own credit adjustments	55	(106)	(155)
- strategic disposals	(157)	191	161
Statutory basis	426	1,048	1,219

Total non-interest income - non statutory basis	4,156	5,892	7,720
Total non-interest income - statutory basis	4,156	5,892	7,720

Note:

(1)	Items reallocated to other income lines, not reconciling items.

2015 compared with 2014

Non-interest income totalled £4,156 million, a decline of £1,736 million, or 29%, compared with £5,892 million in 2014, primarily driven by a reduction of £945 million in Capital Resolution as the business accelerated the planned shrinkage of the balance sheet, including disposal losses from the sale of several portfolios in the year. A movement of £530 million from volatile items under IFRS was recorded, which represented a gain of £29 million in 2015 compared with a charge of £501 million in 2014.

Net fees and commissions fell by £606 million, or 17%, to £2,933 million, compared with £3,539 million, principally from the reduced scale of activity in CIB, run down of Capital Resolution and lower card interchange fees in UK PBB, down £59 million.

Income from trading activities declined by £225 million, or 18%, to £1,060 million compared with £1,285 million, due to the reduced scale and resources in CIB and the continued planned reduction of the Capital Resolution business and the impact of disposal losses partially offset by a gain on own credit adjustments of £254 million compared with a charge of £40 million in 2014.

A loss of £263 million was recognised on redemption of own debt, from a liability management exercise to repurchase certain US dollar, sterling and euro senior debt securities, compared with a gain of £20 million in 2014.

Total disposal losses in Capital Resolution were £367 million, including £38 million of strategic disposal losses. Total strategic disposal losses were £157 million, compared with a gain of £191 million in 2014, principally relating to the international private banking business.

Other operating income reduced by £622 million, or 59%, to £426 million compared with £1,048 million, principally due to the reduced scale of CIB together with the run down of Capital Resolution and the impact of disposal losses. A loss of £67 million on the disposal of available-for-sale securities in Treasury was recorded compared with a gain of £149 million in 2014. Own credit adjustments represented a gain of £55 million compared with a charge of £106 million in 2014.

Business review

2014 compared with 2013

Non-interest income declined by £1,828 million or 24% to £5,892 million including lower gains from the redemption of own debt of £20 million compared with £175 million in 2013.

Net fees and commissions fell by 6% principally reflecting declines in CIB and Commercial Banking.

Income from trading activities declined by £1,286 million, or 50%, in line with CIB’s smaller balance sheet and reduced risk profile and the planned reduction of the Capital Resolution business. Own credit adjustments represented a charge of £40 million compared with a gain of £35 million in 2013.

The decrease in other operating income reflected a loss from RFS MI of £18 million (2013 - gain of £111 million). A reduction in charge from own credit adjustments was offset by an increase in income from strategic disposals.

Business review

Operating expenses
The following table reconciles non-statutory operating expenses (a non-GAAP financial measure) to the statutory basis
	2015	2014	2013
	£m	£m	£m
Staff costs
- non-statutory basis	4,896	5,376	5,809
- restructuring costs	830	381	277
Statutory basis	5,726	5,757	6,086

Premises and equipment
- non-statutory basis	1,483	1,812	1,923
- restructuring costs	344	269	115
Statutory basis	1,827	2,081	2,038

Other administrative expenses
- non-statutory basis	2,124	2,120	2,606
- litigation and conduct costs	3,568	2,194	3,844
- restructuring costs	596	254	242
Statutory basis	6,288	4,568	6,692

Restructuring costs (1)
- non-statutory basis	2,931	1,154	640
- staff costs	(830)	(381)	(277)
- premises and equipment	(344)	(269)	(115)
- other administrative expenses	(596)	(254)	(242)
- depreciation and amortisation	(402)	(3)	(6)
- write-down of other intangible assets	(759)	(247)	—

Statutory basis	—	—	—

Litigation and conduct costs (1)
- non-statutory basis	3,568	2,194	3,844
- other administrative expenses	(3,568)	(2,194)	(3,844)
Statutory basis	—	—	—

Administratative expenses - non-statutory	15,002	12,656	14,822
Administratative expenses - statutory	13,841	12,406	14,816

Depreciation and amortisation
- non-statutory basis	778	927	1,241
- restructuring costs	402	3	6
Statutory basis	1,180	930	1,247

Write-down of goodwill (1)
- non-statutory basis	498	130	1,059
- write-down of goodwill and other intangible assets	(498)	(130)	(1,059)
Statutory basis	—	—	—

Write-down of other intangible assets (1)
- non-statutory basis	75	146	344
- write-down of goodwill and other intangible assets	(75)	(146)	(344)
Statutory basis	—	—	—

Write-down of goodwill and other intangible assets
- non-statutory basis	—	—	—
- write-down of goodwill	498	130	1,059
- write-down of other intangible assets	75	146	344
- restructuring costs	759	247	—
Statutory basis	1,332	523	1,403

Operating expenses - non-statutory basis	16,353	13,859	17,466
Operating expenses - statutory basis	16,353	13,859	17,466

Note:

(1)	Items reallocated to other expense lines, not reconciling items.

Business review

2015 compared with 2014

Total operating expenses of £16,353 million included significantly higher litigation and conduct costs of £3,568 million (2014 - £2,194 million), restructuring costs of £2,931 million (2014 - £1,154 million) and a goodwill impairment of £498 million attributed to Private Banking (2014 - £130 million in Capital Resolution).

Operating expenses excluding litigation and conduct costs of £3,568 million (2014 - £2,194 million), restructuring costs of £2,931 million (2014 - £1,154 million) and a write-down of goodwill of £498 million (2014 - £130 million) fell by £1,025 million, 10% to £9,356 million compared with £10,381 million. Excluding expenses associated with Williams & Glyn (2015 - £261 million; 2014 - £232 million) and the benefit of lower intangible asset write offs (2015 - £75 million; 2014 - £146 million), operating expenses reduced by £983 million, exceeding the revised 2015 cost saving target of over £900 million.

Staff costs were 1% lower totalling £5,726 million compared with £5,757 million, with the reductions as a result of lower headcount in CIB and Capital Resolution offset by increases in restructuring costs to £830 million as the transformation of the bank accelerated, particularly in CIB.

Restructuring costs totalled £2,931 million compared with £1,154 million in 2014, as the transformation of the bank accelerated, particularly re-engineering the CIB business. This is in line with prior guidance for total restructuring costs of c.£5 billion from 2015 to 2019. CIB restructuring costs totalled £524 million, including software and property write downs. Capital Resolution restructuring costs were much higher totalling £1,307 million as the business continues its planned rundown. Williams & Glyn separation costs totalled £630 million. Private Banking also recorded a £91 million asset write down related to software.

Litigation and conduct costs increased by £1,374 million, or 63% to £3,568 million, compared with £2,194 million in 2014. This includes: additional provisions for mortgage backed securities litigation in the US of £2,100 million; provisions for foreign exchange investigations in the US of £334 million; customer redress provisions primarily relating to PPI of £600 million; packaged accounts provisions of £157 million; and other conduct provisions of £377 million.

2014 compared with 2013

Operating expenses decreased by £3,607 million or 21% to £13,859 million, including a write down of goodwill of £130 million in 2014 compared with £1,059 million in 2013.

Operating expenses excluding restructuring costs of £1,154 million (2013 - £640 million), litigation and conduct costs of £2,194 million (2013 - £3,844 million) and write down of goodwill of £130 million (2013 - £1,059 million), declined by £1,542 million, or 13%, to £10,381 million, mainly reflecting cost savings of £1.1 billion.

Staff expenses declined by 5% and by 1% on a per capita basis against average full time employees. Average full time employees, rounded to the nearest hundred, for continuing operations was 95,600 (2013 - 102,000).

Restructuring costs increased by £514 million to £1,154 million, including £378 million in relation to Williams & Glyn and a write off of intangible assets of £247 million.

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

Business review

Impairment losses
	2015	2014	2013
	£m	£m	£m
New impairment (releases)/losses	(552)	(1,250)	8,246
Less: recoveries of amounts previously written-off	(175)	(102)	(126)
(Releases)/losses to income statement	(727)	(1,352)	8,120

Comprising:
Loan impairment (releases)/losses	(853)	(1,364)	8,105
Securities	126	12	15
(Releases)/losses to income statement	(727)	(1,352)	8,120

2015 compared with 2014

Net impairment releases of £727 million were 46% lower compared with net impairment releases of £1,352 million in 2014. Although releases were at lower levels than in 2014, credit quality remained stable, reflecting supportive economic conditions in UK and Ireland with continued elevated recoveries in certain businesses.

Capital Resolution recorded net releases of £725 million, compared with £1,307 million in 2014, with disposal activity continuing. Ulster Bank RoI recorded net impairment releases of £141 million, down from £306 million in 2014, as economic conditions in Ireland continue to improve. UK PBB recorded a release of £7 million compared with a loss of £154 million, due to lower debt flows and increased releases and recoveries. Net impairment releases were also reported in CIB, although at more modest levels.

Securities losses rose to £126 million from £12 million in 2014, principally related to a small number of single name exposures, mainly an exposure in the RBS N.V. liquidity portfolio.

Risk elements in lending (REIL) declined from £28.2 billion to £12.2 billion, with REIL as a percentage of gross loans falling from 6.8% to 3.9%. The reduction was driven by the disposal of Citizens and the continued rundown of Capital Resolution.

2014 compared with 2013

Net loan impairment releases of £1,352 million were recorded in 2014 compared with a net impairment loss of £8,120 million in 2013 which included £4,490 million provisions related to the creation of RCR.

Releases were recorded principally in Capital Resolution (£1,307 million), which benefited from favourable economic and market conditions, and in Ulster Bank RoI (£306 million) supported by rising Irish property values and proactive debt management. Excluding these releases, the underlying charge was low at just over £261 million, primarily in UK PBB (£154 million).

Loan impairment provision coverage of REIL remained stable at 64% and the provision now stands at £18.0 billion, a £7.2 billion reduction in the year. Provision coverage of gross loans is 4.4% compared with 6.0% at the end of 2013.

Tax
	2015	2014	2013
	£m	£m	£m
Tax charge	(23)	(1,909)	(186)

UK corporation tax rate	20.25%	21.50%	23.25%

2015 compared with 2014

The tax charge for the year ended 31 December 2015 reflects the impact of non-deductible goodwill and bank levy charges, conduct charges for which no tax relief has been recognised, the impact of UK tax rate changes on the carrying value of deferred tax balances and the release of tax provisions that reflect the reduction of exposures in countries where RBS is ceasing operations.

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

Business review

Segment performance

UK Personal & Business Banking
Income statement	2015	2014	2013
	£m	£m	£m
Net interest income	4,152	4,221	3,924
Net fees and commissions	1,020	1,162	1,186
Other non-interest income	28	61	(8)
Non-interest income	1,048	1,223	1,178
Total income	5,200	5,444	5,102
Direct expenses
- staff costs	(801)	(824)	(844)
- other costs	(272)	(346)	(505)
Indirect expenses	(1,965)	(1,958)	(1,922)
Restructuring costs
- direct	(38)	(10)	(130)
- indirect	(129)	(101)	(114)
Litigation and conduct costs	(972)	(918)	(881)
Operating expenses	(4,177)	(4,157)	(4,396)
Operating profit before impairment releases/(losses)	1,023	1,287	706
Impairment releases/(losses)	7	(154)	(670)
Operating profit	1,030	1,133	36

Analysis of income by product
Personal advances	747	842	748
Personal deposits	747	664	485
Mortgages	2,305	2,399	2,388
Cards	621	700	805
Business Banking	726	663	626
Other	54	176	50
Total income	5,200	5,444	5,102

Analysis of impairments by sector
Personal advances	69	128	156
Mortgages	4	(29)	39
Business Banking	(79)	46	143
Cards	10	75	107
Other	(11)	(66)	225
Total impairment (releases)/losses	(7)	154	670

Loan impairment (release)/charge as a % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Personal advances	1.2%	2.0%	2.1%
Business Banking	(1.5%)	0.8%	2.4%
Cards	0.2%	1.6%	1.9%
Other	(0.8%)	(4.4%)	11.8%
Total	—	0.1%	0.6%

Performance ratios
Return on equity (1)	11.7%	11.9%	(0.7%)
Net interest margin	3.18%	3.32%	3.13%
Cost:income ratio	80%	76%	86%

Note:

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

Business review

Capital and balance sheet	2015	2014	2013
	£bn	£bn	£bn
Loans and advances to customers (gross)
- personal advances	6.0	6.5	7.3
- mortgages	104.8	95.5	91.7
- business	5.3	5.9	6.0
- cards	4.1	4.7	5.5
- other	1.4	1.5	1.9
Total loans and advance to customers (gross)	121.6	114.1	112.4
Loan impairment provisions	(1.8)	(2.5)	(3.2)
Net loans and advances to customers	119.8	111.6	109.2

Total assets	143.9	137.8	133.8
Funded assets	143.9	137.8	133.8
Risk elements in lending	2.7	3.6	5.0
Provision coverage (1)	69%	69%	63%

Customer deposits
- personal current accounts	37.2	34.4	33.5
- personal savings	78.9	76.3	75.6
- business/commercial	19.6	19.5	17.6
- other	2.1	2.4	3.2
Total customer deposits	137.8	132.6	129.9
Assets under management (excluding deposits)	4.3	4.9	5.8
Loan:deposit ratio (excluding repos)	87%	84%	84%

Risk-weighted assets (2)
- credit risk (non-counterparty)	25.4	29.0	37.0
- operational risk	7.9	7.6	7.9
Total risk-weighted assets	33.3	36.6	44.9

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(2)	RWAs in 2013 are on a Basel 2.5 basis.

Key points

UK Personal & Business Banking (UK PBB) made signficant positive changes to the customer proposition in 2015, whilst becoming simpler and fair. We have seen a number of key customer metrics improve. Results now include Ulster Bank Northern Ireland and exclude Williams & Glyn, which is reported as a separate segment.

Delivering enhanced digital capabilities:

•	In February RBS became the first UK bank to launch TouchID, enabling customers to log-in to its mobile app using only their fingerprint.

•	Enabled real time registration of our mobile banking app, allowing customers to log-in immediately as they open their new current account.

•	Continued to be at the forefront of technological collaboration; one of the first UK banks to launch Apple Pay whilst developing an Apple Watch app.

•	Customers using the mobile app increased 27% to 3.7 million in 2015 as we continue to invest and enhance the platform to reflect the growing customer preference for this channel.

•	Launched online diary where customers can book an appointment with an advisor from the comfort of their own home.

Launched market differentiating propositions:

•	UK PBB continued to invest in building deeper engagement with our customers through the launch of our new banking proposition – “Reward” whereby customers receive 3% cashback on their household bills.

•	Launched the fee free Foundation account to better support the 1.5 million unbanked individuals in the UK.

•	We launched testing of small value overdrafts to c.1 million customers, specifically to help customers avoid unexpected fees.

•	Launched an online mortgage application tracker to improve customer experience.

•	Launched an innovative new home insurance product offering customers a fixed premium for three years, which we believe is a positive departure from industry practice.

•	Launched Royal National Institute of Blind People (RNIB) approved cards, becoming the first UK bank product to achieve RNIB accreditation.

Business review

Helping UK homebuyers:

•	In 2015 the business made a concerted investment in its mortgage business, increasing mortgage advisors by 21% from 803 to 974 (excluding Ulster Bank NI). This contributed to a strong year for mortgage lending with net balances increasing by £9.3 billion to £104.8 billion.

•	One of the first UK banks to offer the UK Government-led Help to Buy: ISA as we continue to help first time buyers. NatWest and Ulster Bank customers are offered a variable rate of 2% AER and can save up to £1,200 in the first month.

Operational investment continued apace:

•	New onboarding system for Business Banking was completed in November 2015. It has reduced the average account opening time by 50% from 15 days to 7 days and we are onboarding c. 500 new customers every day.

•	We continue to invest and improve our branch network to meet the demands and enrich the experience of our customers. During 2015 322 branches received an upgrade via our Branch Transformation programme.

•	We replaced 922 ATMs during the year.

•	Time to open a new current account reduced by 50%, allowing frontline staff more time to have great customer conversations.

Investing in our people:

•	We continue on our journey to enhance the capability of our people. During the year, we have made significant further investment in training our leaders, in rolling out skills based pay in our telephony centres and in introducing the new Personal Banker role in branches, enabling more of our staff to fulfil customer needs.

•	We also announced the ending of incentives for our frontline staff from January 2016, which has been positively received and will ensure our staff are focused on what is best for the customer.

2015 compared with 2014

UK PBB recorded an operating profit of £1,030 million in 2015, a reduction of 9% or £103 million from 2014. This was primarily driven by lower non-interest income combined with increased restructuring costs and litigation and conduct costs. This was partially offset by a small net impairment release compared to a prior year charge. Operating profit excluding restructuring costs of £167 million (2014 - £111 million) and litigation and conduct costs of £972 million (2014 - £918 million) was £2,169 million compared to £2,162 million and return on equity of 11.7% were broadly flat compared to prior year.

Total income was £5,200 million, a reduction of 4% from £5,444 million. Net interest income declined 2% to £4,152 million primarily as a result of continued margin pressure in the mortgage market as customers move to lower margin fixed rate products together with higher internal funding costs. The decline was partly offset by improved deposit margins. Reflecting strong mortgage balance growth, net interest margin (NIM) declined 14 basis points from 2014 to 3.18% as the overall portfolio mix continues to be increasingly weighted toward secured lending, together with the decline in unsecured balances. The decline was slightly offset by improved deposit margins.

Non-interest income was £1,048 million, a reduction of 14% compared with the prior year as interchange fees on credit and debit cards declined £59 million, combined with reduced advice income. Operating expenses were £4,177 million, remaining broadly stable against 2014. Litigation and conduct costs increased 6% due to customer redress provisions, primarily relating to PPI, to £972 million, whilst higher restructuring costs were up £56 million, to £167 million. This was principally offset by a reduction in staff and other costs. Operating expenses excluding restructuring costs of £167 million (2014 - £111 million) and litigation and conduct costs of £972 million (2014 - £918 million) totalled £3,038 million (2014 - £3,128 million), 3% lower than 2014.

Net impairment releases totalled £7 million, compared with a net charge of £154 million in 2014, driven by decreased charges from bad debt flows and benefit of provision releases and recoveries.

2015 was a strong year for the mortgage business with net balances growing by £9.3 billion or 10% to £104.8 billion. Gross new lending rose 29% to £23 billion with market share of new mortgages of 10.5% versus a stock share of 8.2%. Mortgage growth was the principal driver of an £8.2 billion increase in net loans and advances to customers. Unsecured balances continued to decline gradually, albeit at a much slower rate.

Customer deposit balances increased £5.2 billion to £137.8 billion due to growth in personal savings, current accounts and business banking. RWAs fell £3.3 billion to £33.3 billion due to the improved quality of portfolio.

2014 compared with 2013

UK PBB recorded an operating profit of £1,133 million, up £1,097 million, while operating profit excluding restructuring costs of £111 million (2013 - £244 million) and litigation and conduct costs of £918 million (2013 - £881 million) totalled £2,162 million compared with £1,161 million in the prior year. This reflected higher income, together with substantially lower impairments, down £516 million to £154 million.

Net interest income increased by £297 million or 8% with strong improvements in deposit margins and volume growth. This was partly offset by lower asset margins linked to the continued change in the mix of the loan book towards secured lending and lower mortgage margins.

Non-interest income increased by £45 million or 4%, largely reflecting the transfer of the commercial cards business to UK PBB from Commercial Banking within CPB in August 2014.

Operating expenses decreased by £239 million or 5%, reflecting a reduction in other costs supported by a 5% reduction in headcount and lower Financial Services Compensation Scheme (FSCS) accruals. Litigation and conduct costs included additional provisions for Payment Protection Insurance redress (£650 million) and other conduct provisions in respect of legacy investment products and packaged account sales.

The net impairment charge was down by 77% to £154 million driven by a further decrease in new default charges together with releases of provisions and recoveries on previously written off debt. Mortgage balances increased by £3.8 billion or 4%, to £96 billion driven by strong performance supported by increased advisor capacity. RWAs declined 18% to £36.6 billion with improved credit quality and lower unsecured balances.

Business review

Ulster Bank RoI
Income statement	2015	2014	2013	2015	2014	2013
	€m	€m	€m	£m	£m	£m
Net interest income	503	579	563	365	467	478
Net fees and commissions	116	116	104	85	93	88
Other non-interest income	139	54	115	100	44	98
Gain on redemption of own debt	—	—	284	—	—	242
Non-interest income	255	170	503	185	137	428
Total income	758	749	1,066	550	604	906
Direct expenses (1)
- staff costs	(220)	(203)	(189)	(160)	(164)	(160)
- other costs	(116)	(104)	(63)	(85)	(83)	(54)
Indirect expenses	(251)	(224)	(211)	(182)	(180)	(179)
Restructuring costs
- direct	(17)	10	(18)	(12)	8	(15)
- indirect	(4)	(26)	(8)	(3)	(21)	(7)
Litigation and conduct costs	18	24	(82)	13	19	(69)
Operating expenses	(590)	(523)	(571)	(429)	(421)	(484)
Operating profit before impairment releases/(losses)	168	226	495	121	183	422
Impairment releases/(losses)	194	380	(1,796)	141	306	(1,525)
Operating profit/(loss)	362	606	(1,301)	262	489	(1,103)

Average exchange rate - €/£				1.377	1.241	1.178

Analysis of income by business
Corporate	202	230	291	147	185	247
Retail	443	361	361	321	291	307
Other	113	158	414	82	128	352
Total income	758	749	1,066	550	604	906

Analysis of impairments by sector
Mortgages	(100)	(212)	259	(73)	(171)	220
Commercial real estate
- investment	7	(10)	637	5	(7)	541
- development	—	(3)	116	(1)	(3)	98
Other corporate	(90)	(169)	768	(64)	(137)	653
Other lending	(11)	14	16	(8)	12	13
Total impairment (releases)/losses	(194)	(380)	1,796	(141)	(306)	1,525

Loan impairment (release)/charge as a % of gross customer
loans and advances (excluding reverse repurchase
agreements) by sector
Mortgages	(0.5%)	(1.1%)	1.3%	(0.5%)	(1.1%)	1.3%
Commercial real estate
- investment	0.8%	(0.8%)	14.5%	0.7%	(0.7%)	14.6%
- development	—	(1.0%)	16.6%	(0.5%)	(1.0%)	16.3%
Other corporate	(1.9%)	(3.8%)	12.6%	(1.8%)	(4.0%)	13.3%
Other lending	(2.2%)	2.0%	2.0%	(2.0%)	2.4%	1.9%
Total	(0.8%)	(1.4%)	5.5%	(0.8%)	(1.5%)	5.7%
Performance ratios
Return on equity (2)	10.6%	18.6%	(24.5%)	10.6%	18.6%	(24.5%)
Net interest margin	1.57%	1.92%	1.50%	1.57%	1.92%	1.50%
Cost:income ratio	78%	70%	53%	78%	70%	53%

Notes:

(1)	Staff expenses include costs relating to employees of Ulster Bank Ireland Limited only. Recharges for services provided by or to Ulster Bank Limited are reflected through a management fee within other costs.

(2)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% (previously 13%) of the monthly average of segmental RWAes, assuming 15% tax rate.

Business review

Capital and balance sheet	2015	2014	2013	2015	2014	2013
	€bn	€bn	€bn	£bn	£bn	£bn
Loans and advances to customers (gross)
Mortgages	18.8	19.6	20.1	13.8	15.3	16.8
Commercial real estate
- investment	0.9	1.3	4.4	0.7	1.0	3.7
- development	0.3	0.3	0.7	0.2	0.3	0.6
Other corporate	4.8	4.5	6.1	3.5	3.4	4.9
Other lending	0.5	0.7	0.8	0.4	0.5	0.7
Total loans and advances to customers (gross)	25.3	26.4	32.1	18.6	20.5	26.7
Loan impairment provisions
- mortgages	(1.4)	(1.8)	(2.0)	(1.1)	(1.4)	(1.7)
- commercial real estate
- investment	(0.2)	(0.2)	(1.2)	(0.1)	(0.1)	(1.0)
- development	(0.1)	(0.1)	(0.3)	(0.1)	(0.1)	(0.2)
- other corporate	(0.8)	(0.9)	(2.0)	(0.6)	(0.7)	(1.8)
- other lending	(0.1)	(0.1)	(0.2)	—	(0.1)	(0.1)
Total loan impairment provisions	(2.6)	(3.1)	(5.7)	(1.9)	(2.4)	(4.8)
Net loans and advances to customers	22.7	23.3	26.4	16.7	18.1	21.9
Total assets	29.0	28.9	33.0	21.3	22.5	27.5
Funded assets	28.8	28.7	32.8	21.2	22.4	27.3
Risk elements in lending
- mortgages	3.5	4.2	3.8	2.6	3.3	3.1
- Commercial real estate
- investment	0.2	0.3	2.5	0.2	0.2	2.1
- development	0.1	0.2	0.4	0.1	0.1	0.3
- other corporate	0.8	0.8	2.3	0.5	0.7	2.0
- other lending	0.1	0.1	0.2	0.1	0.1	0.1
Total risk elements in lending	4.7	5.6	9.2	3.5	4.4	7.6
Provision coverage (1)	55%	55%	62%	55%	55%	62%

Customer deposits	17.8	18.9	18.2	13.1	14.7	15.2
Loan:deposit ratio (excluding repos)	127%	124%	144%	127%	124%	144%

Risk-weighted assets (2)
- credit risk
- non-counterparty	24.6	26.1	32.1	18.1	20.3	26.7
- counterparty	0.1	0.1	—	0.1	0.1	—
- operational risk	1.7	1.8	2.0	1.2	1.4	1.7
Total risk-weighted assets	26.4	28.0	34.1	19.4	21.8	28.4

Spot exchange rate - €/£				1.362	1.285	1.201

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(2)	RWAs in 2013 are on a Basel 2.5 basis.

Key points

Following the strategic review of Ulster Bank in 2014, it was confirmed that the Northern Ireland and Republic of Ireland businesses were to be separated. The change of management controls and governance was completed in October 2015 with the Northern Irish business included in UK Personal & Business Banking (UK PBB) and the reportable segment of Ulster Bank RoI now comprising the core Republic of Ireland business only.

Ulster Bank RoI has continued to strengthen its customer offering and service capability in 2015 as it made it simpler for customers to do business. The year has also seen stronger new lending volumes, buoyed by the improving economic conditions:

•	Further investment in the mortgage business through the launch of the "mortgage you can live with" campaign which offers a range of new product options to both new and existing customers combined with a re-entry to the mortgage broker market and the introduction of a team of mobile mortgage managers. Gross new mortgage lending increased 53% to £0.5 billion in 2015.

Business review

•	Delivered new propositions for commercial customer lending across several sectors, including food and drink, agriculture, asset finance and international business. Gross new lending to commercial customers increased by 65% to £1.1 billion from 2014.

•	Made it easier for our customers to bank with us. The bank’s current account proposition was re-launched in October and a partnership with 'An Post' provides customers with 1,140 new points of presence.

2015 compared with 2014

A significant weakening of the euro relative to sterling during 2015 had a material impact on Ulster Bank RoI’s financial comparison with 2014 and the income trend in particular.

Ulster Bank RoI recorded an operating profit of £262 million compared with an operating profit of £489 million in 2014, the decline primarily due to considerably lower net impairment releases in 2015. Operating profit excluding restructuring costs of £15 million (2014 - £13 million) and litigation and conduct recoveries of £13 million (2014 - £19 million) was £264 million, a decrease of £219 million from 2014. Return on equity was 10.6%, down from 18.6% in 2014.

Total income was £550 million, a decrease of 9% from the prior year reflecting the weakening of the euro during 2015. In Euro terms total income increased 1% due to a continued improvement in deposit pricing in line with market trends, combined with benefits, including a gain on the sale of a buy-to-let portfolio of £12 million and the closure of a foreign exchange exposure of £24 million. These benefits were largely offset by a lower return on free funds.

Net interest margin (NIM) was 1.57%, a decrease of 35 basis points from 2014, primarily driven by reduced income on free funds and an increased drag from liquidity management requirements. NIM continues to reflect a sizeable drag from the low yielding tracker mortgage book.

Operating expenses increased by 2% from £421 million to £429 million, reflecting an increase in pension servicing costs, totalling £22 million and by further investment in the business and operational infrastructure, this was partially offset by cost savings delivered through a continued reduction in both employee numbers and the property footprint as well as the weakening of euro (an impact of £41 million).

Net impairment releases reduced by £165 million to £141 million, and although at lower levels, continued to reflect the improving economic conditions and the benefits of proactive debt management.

Gross new mortgage lending increased 53% to £0.5 billion whilst gross lending to commercial customers increased 65% to £1.1 billion. Strong new lending volumes across the business in 2015 were offset by high levels of customer repayments and the sale of a £0.3 billion buy-to-let mortgage portfolio. Net loans and advances to customers decreased £1.4 billion to £16.7 billion, £1 billion of which related to exchange rate movements. The low yielding tracker mortgage portfolio balances reduced balances from £10.6 billion in 2014 to £9.2 billion, but continues to make up a significant part of the overall mortgage book.

RWAs reduced 11% from £21.8 billion to £19.4 billion due to improved credit metrics and the impact of a weakening euro an impact of £1.2 billion, while RWA intensity reduced by 2 percentage points to 104%. RWAs on the tracker mortgage portfolio reduced from £9.3 billion in 2014 to £7.8 billion.

2014 compared with 2013

Ulster Bank RoI recorded an operating profit of £489 million in 2014 compared with a loss of £1,103 million in 2013. The turnaround was driven by £306 million net impairment releases compared with impairment losses of £1,525 million in 2013. Operating profit excluding restructuring costs of £13 million (2013 - £22 million), litigation and conduct recoveries of £19 million (2013 – charge of £69 million) and in 2013 a gain of redemption of own debt of £242 million was £483 million compared with a loss in 2013 of £1,254 million.

Total income decreased by £302 million to £604 million largely as a result a £242 million gain on redemption of own debt in 2013 following a successful liability management exercise.

Net interest income decreased by £11 million to £467 million, driven by a weakening of the euro against sterling an impact of £24 million. In Euro terms net interest income increased by £13 million due to a significant reduction in the cost of deposits and a benefit from the recognition of income on certain previously nonperforming assets, partly offset by the adverse impact on the tracker mortgage book of lower European Central Bank refinancing interest rates. Net interest margin increased 42 basis points to 1.92%. Other non-interest income reduced by £54 million primarily due to significant hedging gains on the mortgage portfolio in 2013.

The continued focus on costs resulted in a reduction in staff numbers and the bank’s property footprint. Litigation and conduct costs decreased by £88 million reflecting the outcome of reviews relating to provisions on PPI and Interest Rate Hedging Products. These benefits were partly offset by higher regulatory charges and levies including a new bank levy introduced in the Republic of Ireland, of £12 million, and the impact of a realignment of costs following the creation of RCR, £35 million.

The transfer of assets to RCR coupled with improved credit quality across key portfolios resulted in a 42% reduction in risk elements in lending. Provision coverage reduced from 62% to 55% during 2014 reflecting the further de-risking of the balance sheet coupled with the impact of an increase in asset values. RWAs decreased by 23% reflecting an improvement in credit metrics and a reduced loan book.

The loan:deposit ratio decreased from 144% to 124% during 2014 mainly due to a 17% reduction in net loan balances to £18.1 billion reflecting the transfer of assets to RCR and continued customer repayments partly offset by growth in new lending. Customer deposits declined by 3% largely driven by exchange rate movements, an impact of £1 billion.

Business review

Commercial Banking
	2015	2014	2013
Income statement	£m	£m	£m
Net interest income	1,997	1,976	1,909
Net fees and commissions	984	983	1,046
Other non-interest income	273	346	325
Non-interest income	1,257	1,329	1,371
Total income	3,254	3,305	3,280
Direct expenses
- staff costs	(483)	(495)	(500)
- other costs	(97)	(100)	(135)
- operating lease costs	(141)	(141)	(129)
Indirect expenses	(1,080)	(1,008)	(1,068)
Restructuring costs
- direct	(52)	(41)	(17)
- indirect	(17)	(67)	(46)
Litigation and conduct costs	(51)	(112)	(247)
Operating expenses	(1,921)	(1,964)	(2,142)
Operating profit before impairment losses	1,333	1,341	1,138
Impairment losses	(69)	(85)	(601)
Operating profit	1,264	1,256	537

Analysis of income by business
Commercial lending	1,634	1,618	1,725
Deposits	477	375	229
Asset and invoice finance	710	740	671
Other	433	572	655
Total income	3,254	3,305	3,280

Analysis of impairments by sector
Commercial real estate	18	3	394
Asset and invoice finance	9	11	32
Private sector services (education, health, etc)	9	—	120
Banks & financial institutions	—	2	10
Wholesale and retail trade repairs	3	17	9
Hotels and restaurants	(2)	7	27
Manufacturing	1	9	(2)
Construction	6	11	1
Other	25	25	10
Total impairment losses	69	85	601

Loan impairment charge as a % of gross customer loans and advances by sector
Commercial real estate	0.1%	—	2.1%
Asset and invoice finance	0.1%	0.1%	0.3%
Private sector services (education, health, etc)	0.1%	—	1.4%
Banks & financial institutions	—	—	0.2%
Wholesale and retail trade repairs	—	0.3%	0.1%
Hotels and restaurants	(0.1%)	0.2%	0.7%
Manufacturing	—	0.2%	(0.1%)
Construction	0.3%	0.6%	—
Other	0.1%	0.1%	—
Total	0.1%	0.1%	0.7%

Business review

	2015	2014	2013
Performance ratios	%	%	%
Return on equity (1)	9.8%	10.2%	3.6%
Net interest margin	1.88%	1.91%	1.84%
Cost:income ratio	59%	59%	65%

Capital and balance sheet	£bn	£bn	£bn
Loans and advances to customers (gross)
- Commercial real estate	16.7	16.6	18.9
- Asset and invoice finance	14.4	14.2	11.7
- Private sector services (education, health, etc)	6.7	6.8	8.4
- Banks & financial institutions	7.1	5.5	5.6
- Wholesale and retail trade repairs	7.5	6.8	6.8
- Hotels and restaurants	3.3	3.3	3.7
- Manufacturing	5.3	3.9	3.8
- Construction	2.1	2.0	2.3
- Other	28.9	26.7	23.7
Total loan and advances to customers (gross)	92.0	85.8	84.9
Loan impairment provisions	(0.7)	(0.9)	(1.4)
Net loans and advances to customers	91.3	84.9	83.5

Total assets	133.5	127.9	127.3
Funded assets	133.5	127.9	127.3
Risk elements in lending	1.9	2.4	4.2
Provision coverage (2)	39%	39%	33%

Customer deposits (excluding repos)	88.9	84.9	89.0
Loan:deposit ratio (excluding repos)	103%	100%	94%
Risk-weighted assets (3)
- Credit risk (non-counterparty)	65.3	55.8	60.6
- Operational risk	7.0	7.4	7.1
Total risk-weighted assets	72.3	63.2	67.7

Notes:

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(3)	RWAs in 2013 are on a Basel 2.5 basis.

Key points

Commercial Banking made progress towards improving customer experience by becoming easier and simpler to do business with through operational investment and process simplifications. Continued enhancements within the business contributed to commercial lending growth in 2015.

In the course of the year Commercial Banking:

•	Opened four Entrepreneur Hubs across the UK, increasing our involvement to seven, enabling entrepreneurs and small businesses to access free office space, mentoring and financial support, with a further five hubs to be opened in 2016.

•	Rolled out a new on-boarding and account opening system across England and Wales which has delivered a reduction in customer paper work and a reduction in account opening times of approximately 30%.

•	Launched a lending pilot to upgrade and simplify end-to-end processes with a focus on streamlining our product, pricing and governance operations.

•	Issued 12,500 statements of appetite letters to customers, offering up to £8 billion of new borrowing facilities as part of our continued support of UK business.

•	Supported AB Inbev's acquisition of SABMiller, the fifth largest corporate takeover ever and largest in the UK.

•	Awarded Residential Funder of the Year, providing finance for c.20k homes to be built in 2015.

•	Our Commercial Relationship Bankers are undertaking intensive training and development, accredited by the Chartered Bankers Institute, with over 5,000 participants.

•	Grew net new lending by £3.6 billion excluding the impact of the transferred businesses from CIB and strategic run-off decisions.

•	Proactive capital management with £2.2 billion of lower performing assets run-off in 2015.

2015 compared with 2014

Comparisons with prior periods are affected by a number of internal business transfers. In line with changes to the business model, the UK and Western European corporate loan portfolios transferred to Commercial Banking on 1 May 2015 and 1 October 2015 respectively. The prior period financials were adjusted for the UK Transaction Services business transfer and do not affect comparisons. The results exclude RBS International which is reported as a separate segment for the first time.

Business review

Commercial Banking recorded an operating profit of £1,264 million, broadly in line with the prior year. Operating profit excluding restructuring costs of £69 million (2014 - £108 million) and litigation and conduct costs of £51 million (2014 - £112 million) was £1,384 million, a decrease of £92 million from 2014 due to a marginal fall in income reflecting margin pressure. Return on equity was broadly stable year on year.

Total income was £3,254 million, compared with £3,305 million in 2014. Net interest income was £1,997 million, a 1% increase from 2014, driven largely by higher asset and deposit volumes. Net interest margin decreased three basis points to 1.88% with improved deposit margins partly offsetting competitive pressures on new business asset margins. Non-interest income fell by 5% to £1,257 million driven by a loss of £34 million from the sale of non-strategic asset portfolios and the transfer of the commercial cards business to UK PBB in 2014.

Operating expenses totalled £1,921 million, a reduction of 2% from 2014, principally driven by tight control on discretionary costs and lower litigation and conduct costs, down 54% to £51 million, combined with restructuring costs falling 36% to £69 million. Operating expenses excluding restructuring costs of £69 million (2014 - £108 million) and litigation and conduct costs of £51 million (2014 - £112 million) were £1,801 million, an increase of £57 million, primarily as a result of a higher UK bank levy charge.

Net impairment losses decreased £16 million to £69 million due to lower individual charges, offsetting lower net provision releases.

Commercial Banking recorded volume growth across segments, resulting in net loans and advances to customers increasing by £6.4 billion to £91.3 billion. This included £5.0 billion from the transferred businesses, offset by strategic run-off and sale of selected assets totalling £2.2 billion. Total net new lending was £1.4 billion.

Customer deposits totalled £88.9 billion, an increase of £4.0 billion reflecting high levels of liquidity in the market.

RWAs increased £9.1 billion to £72.3 billion in 2015, of which £8.4 billion relates to £5 billion of assets transferred in. The higher capital intensity reflects increased level of undrawn commitments in the transferred businesses.

The Commercial Banking run-off portfolio includes funded assets of £12.5 billion and RWAs of £8.5 billion.

2014 compared with 2013

Commercial Banking recorded an operating profit of £1,256 million compared with £537 million in the prior year. This was driven by lower net impairment losses, down £516 million, lower operating expenses, down £178 million and higher income, up £25 million. Operating profit excluding restructuring costs of £108 million (2013 - £63 million) and litigation and conduct costs of £112 million (2013 - £247 million) increased by £629 million to £1,476 million.

Net interest income increased by £67 million or 4%, largely reflecting re-pricing activity on deposits partly offset by the impact of reduced asset margins, a result of the net transfer in of lower margin legacy loans (after the cessation of Non-Core). Non-interest income was down £42 million or 3% as lower CIB revenue share income, restructuring fees and the transfer out of commercial cards income to UK PBB in August 2014 were only partially offset by higher fair value gains and operating lease income, along with lower close out costs of interest rate products associated with impaired loans.

Operating expenses were down £178 million or 8%, as a result of lower litigation and conduct costs, primarily relating to interest rate swap redress, and lower underlying direct costs reflecting the continued focus on cost saving. These reductions were partially offset by higher restructuring costs, as the business aligned itself to better support customers, and growth in operating lease depreciation. Operating expenses excluding restructuring costs of £108 million (2013 - £63 million) and litigation and conduct costs of £112 million (2013 - £247 million) declined by £88 million.

Net impairment losses declined £516 million to £85 million, with fewer individual cases across the portfolio, reduced collectively assessed provisions and higher latent provision releases, reflecting improved credit conditions.

The loan:deposit ratio increased to 100%, representing a 2% increase in net loans and advances to customers, as reductions in the commercial real estate and restructuring portfolio were offset by growth across other businesses and reduced customer deposits, down 5%, reflecting the rebalancing of the bank’s liquidity position.

RWAs were £4.5 billion lower at £63.2 billion, primarily reflecting net transfers to RCR, effective 1 January 2014, and improving credit quality on the back of UK economic recovery, offset by loan growth.

Business review

Private Banking
Income statement	2015	2014	2013
	£m	£m	£m
Net interest income	436	454	414
Net fees and commissions	186	214	216
Other non-interest income	22	21	24
Non-interest income	208	235	240
Total income	644	689	654
Direct expenses
- staff costs	(176)	(178)	(176)
- other costs	(35)	(37)	(33)
Indirect expenses	(307)	(289)	(340)
Restructuring costs
- direct	(7)	(1)	(15)
- indirect	(66)	—	(2)
Litigation and conduct costs	(12)	(90)	(107)
Write down of goodwill	(498)	—	—
Operating expenses	(1,101)	(595)	(673)
Operating (loss)/profit before impairment (losses)/releases	(457)	94	(19)
Impairment (losses)/releases	(13)	5	(7)
Operating (loss)/profit	(470)	99	(26)

Analysis of income by business
Investments	86	104	112
Banking	558	585	542
Total income	644	689	654

Performance ratios
Return on equity (1)	(27.7%)	4.1%	(2.8%)
Net interest margin	2.75%	2.89%	2.56%
Cost:income ratio	171%	86%	103%

Note:

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate; previously 25%.

Capital and balance sheet	2015	2014	2013
	£bn	£bn	£bn
Loans and advances to customers (gross)
- Personal	2.7	2.6	2.8
- Mortgages	6.5	6.1	5.8
- Other	2.0	2.3	2.5
Total loans and advances to customers (gross)	11.2	11.0	11.1
Loan impairment provisions	—	—	(0.1)
Net loans and advances to customers	11.2	11.0	11.0
Total assets	17.0	17.7	17.4
Funded assets	17.0	17.7	17.2
Assets under management	13.9	13.8	14.2
Risk elements in lending	0.1	0.1	0.2
Provision coverage (1)	28%	25%	39%
Customer deposits (excluding repos)	23.1	22.3	22.6
Loan:deposit ratio (excluding repos)	48%	49%	49%
Risk-weighted assets (2)
- Credit risk (non-counterparty)	7.6	7.6	6.8
- Market risk	—	0.1	—
- Operational risk	1.1	1.0	1.9
Total risk-weighted assets	8.7	8.7	8.7

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(2)	RWAs in 2013 are on a Basel 2.5 basis.

Business review

Key points

Private Banking is being repositioned to focus on its UK connected customers and implement growth initiatives to create long term sustainable returns. The business has moved forward with simplifying its operating model and continued to develop new customer propositions for wealthy individuals and families. Private Banking results exclude the international private banking business given its plan for disposal.

Private Banking continued to invest in the customer proposition whilst moving toward a more focused business model:

•	Strategic repositioning to focus on UK customers with the sale of the European, the Middle East and Africa tranche of the international private banking business completed in Q4 2015. The smaller Far East tranche is scheduled to complete in the first half of 2016.

•	A series of customer initiatives to ensure client connectivity has resulted in a 29% increased use of digital channels, increased volumes of payments and transfers with a rise in the client satisfaction score.

•	Growth in customer referrals from Personal & Business Banking and Commercial Banking has driven increased client introductions and on-boarding.

•	Operational enhancements delivered in the credit application process combined with improved customer experience through improved fraud detection functionality.

•	Global Private Banking Awards 2015: Coutts named best Private Bank in the UK.

2015 compared with 2014

A goodwill impairment charge of £498 million attributed to the business drove an operating loss of £470 million, compared with an operating profit of £99 million in 2014. Operating profit excluding restructuring costs of £73 million (2014 - £1 million), litigation and conduct costs of £12 million (2014 - £90 million) and write down of goodwill of £498 million (2014 - nil) was £113 million in 2015, a fall of £77 million reflecting lower income and higher net impairment losses.

Total income was £644 million, a reduction of £45 million from 2014. Net interest income was £436 million, down 4% primarily due to lower net interest margin. Non-interest income totalled £208 million, a decrease of 11% driven by lower investment and transactional income as the business adjusted pricing to reflect a more competitive market.

Operating expenses totalled £1,101 million, an increase of £506 million, driven by a £498 million goodwill impairment charge, and considerably higher restructuring costs of £73 million which includes a share of asset write down related to software of £91 million, and lower litigation and conduct costs of £12 million. Operating expenses excluding restructuring costs of £73 million (2014 - £1 million), litigation and conduct costs of £12 million (2014 - £90 million) and write down of goodwill of £498 million (2014 - nil) were £518 million, up 3%, with reductions in the direct cost base offset by a higher UK bank levy charge.

Net impairment losses totalled £13 million, compared with a release of £5 million, due to higher individual and latent charges.

Despite challenging market conditions, assets under management and net loans and advances to customers were broadly stable compared with the prior year.

2014 compared with 2013

Private Banking recorded an operating profit of £99 million compared with a loss of £26 million in the prior year. This was driven by reduced operating expenses, down £78 million, income higher by £35 million with impairment releases of £5 million compared to a net £7 million loss in 2013. Operating profit excluding restructuring costs of £1 million (2013 - £17 million) and litigation and conduct costs of £90 million (2013 - £107 million) increased by £92 million to £190 million.

Net interest income growth of £40 million or 10% was driven by increased deposit margins with non interest income down £5 million resulting in an annual increase in total income of £35 million or 5%.

Operating expenses declined by £78 million or 12% with restructuring and litigation and conduct costs driving the reduction. Operating expenses excluding restructuring costs of £1 million (2013 - £17 million) and litigation and conduct costs of £90 million (2013 - £107 million) declined £45 million or 8% reflecting lower technology costs and benefits from the exit of a number of London properties.

Net impairment releases of £5 million, compared with a net impairment loss of £7 million in the prior year reflected improved credit conditions and higher UK property prices.

The loan:deposit ratio was stable with assets, customer deposits and assets under management all flat.

Business review

RBS International
Income statement	2015	2014	2013
	£m	£m	£m
Net interest income	303	323	299
Net fees and commissions	40	43	39
Other non-interest income	24	25	27
Non-interest income	64	68	66
Total income	367	391	365
Direct expenses
- staff costs	(42)	(44)	(43)
- other costs	(16)	(15)	(19)
Indirect expenses	(98)	(94)	(77)
Restructuring costs
- direct	—	(2)	(1)
- indirect	(4)	(5)	(4)
Litigation and conduct costs	—	—	(9)
Operating expenses	(160)	(160)	(153)
Operating profit before impairment releases/(losses)	207	231	212
Impairment releases/(losses)	—	7	(47)
Operating profit	207	238	165

Performance ratios
Return on equity (1)	18.5%	24.2%	17.8%
Net interest margin	1.48%	1.65%	1.59%
Cost:income ratio	44%	41%	42%

Note:

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12% (previously 13%) of the monthly average of segmental RWAes, assuming 10% tax rate.

Capital and balance sheet	2015	2014	2013
	£bn	£bn	£bn
Loans and advances to customers (gross)
- Corporate	4.5	4.5	3.6
- Mortgages	2.5	2.6	2.7
- Other	0.4	0.2	0.2
Total loans and advances to customers (gross)	7.4	7.3	6.5
Loan impairment provisions	(0.1)	(0.1)	(0.1)
Net loans and advances to customers	7.3	7.2	6.4
Total assets	23.1	23.4	21.5
Funded assets	23.1	23.4	21.5
Risk elements in lending	0.1	0.2	0.2
Provision coverage (1)	34%	27%	63%
Customer deposits	21.3	20.8	20.9
Loan:deposit ratio (excluding repos)	35%	35%	31%
Risk-weighted assets (2)
- Credit risk - non-counterparty	7.6	6.8	7.0
- Operational risk	0.7	0.7	—
Total risk-weighted assets	8.3	7.5	7.0

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(2)	RWAs in 2013 are on a Basel 2.5 basis.

Business review

Key points

RBS International (RBSI) operates under the CPB franchise, serving retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar. RBSI is reported as a separate segment for the first time. RBSI leverages a strong multi-currency banking platform combined with a comprehensive product suite. RBSI completed a strategy review at the end of 2015 with plans to invest in and grow the business now being implemented, with particular focus on the funds and mortgage businesses.

During 2015 RBSI has enhanced its customer offering:

•	Invested in the multi-currency online banking platform, a unique system to RBSI, to ensure a transformative service to further simplify customer experience.

•	Continued its support for Gibraltar's largest private sector turnover company through a syndicated working capital facility.

2015 compared with 2014

RBSI reported an operating profit of £207 million, £31 million lower than 2014, largely due to lower income from deposits which in turn drove return on equity down to 18.5%, from 24.2%.

Total income decreased 6% to £367 million, mainly due to reductions in net interest income, falling £20 million to £303 million, principally reflecting lower deposit margins and lower return on free funds partly offset by higher asset volumes. Non-interest income declined £4 million to £64 million as a result of a lower CIB revenue share and lower net lending fees.

There were no impairments in 2015 compared with modest impairment releases of £7 million in the prior year.

Operating expenses remained stable at £160 million due to control in direct expenditure offset by a slightly higher UK bank levy charge.

Net loans and advances to customers increased by £0.1 billion to £7.3 billion. Customer deposit balances grew £0.5 billion to £21.3 billion. The business is a liability heavy business with a loan:deposit ratio of 35%.

RWAs increased by £0.8 billion to £8.3 billion as a result of a change in business mix and foreign exchange movements.

2014 compared with 2013

RBS International recorded an operating profit of £238 million compared with £165 million in the prior year. This was driven by a net impairment release, instead of a prior year loss and increased income. Operating profit excluding restructuring costs of £7 million (2013 - £5 million) and litigation and conduct costs nil (2013 - £9 million) increased by £66 million to £245 million.

Net interest income increased by £24 million or 8%, largely reflecting an increase in new lending volumes, which was partly offset by the impact of reduced deposit volumes and margins.

Non-interest income was up £2 million as higher lending and guarantee fees were offset by lower CIB revenue share income, impacted by reducing foreign exchange margins.

Operating expenses rose £7 million or 5%, primarily as a result of UK bank levy charges. Litigation and conduct costs were down £9 million, primarily relating to interest rate swap redress, but partially offset by £2 million higher restructuring costs.

Net impairment losses reduced £54 million with net impairment releases of £7 million in 2014. 2013 included a charge for one large individual case.

Net loans and advances to customers increased 13% or £0.8 billion as growth returned to some key asset classes. Deposits were stable at £20.8 billion.

RWAs were £0.5 billion higher at £7.5 billion, primarily reflecting the growth in the asset book.

Business review

Corporate & Institutional Banking
Income statement	2015	2014	2013
	£m	£m	£m
Net interest income from banking activities	87	(11)	68
Net fees and commissions	218	408	475
Income from trading activities	1,153	1,386	1,788
Other operating income	(51)	157	152
Own credit adjustments	120	(9)	23
Non-interest income	1,440	1,942	2,438
Total income	1,527	1,931	2,506
Direct expenses
- staff costs	(348)	(446)	(536)
- other costs	(122)	(190)	(397)
Indirect expenses	(997)	(1,080)	(1,287)
Restructuring costs
- direct	(44)	(13)	(20)
- indirect	(480)	(89)	(58)
Litigation and conduct costs	(378)	(832)	(613)
Operating expenses	(2,369)	(2,650)	(2,911)
Operating loss before impairment losses	(842)	(719)	(405)
Impairment releases	5	9	37
Operating loss	(837)	(710)	(368)

Analysis of income by product
Rates	688	823	964
Currencies	390	551	679
Financing	296	551	875
Banking/Other	(65)	(208)	(279)
Total excluding own credit adjustments	1,309	1,717	2,239
Own credit adjustments	120	(9)	23
Businesses transferred to Commercial Banking	98	223	244
Total income	1,527	1,931	2,506

Performance ratios
Return on equity (1)	(11.1%)	(7.9%)	(5.0%)
Net interest margin	0.53%	(0.07%)	0.43%
Cost:income ratio	155%	137%	116%

Note:

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% (previously 13%) of the monthly average of segmental RWAes, assuming 28% tax rate (previously 25%).

Business review

Capital and balance sheet	2015	2014	2013
	£bn	£bn	£bn
Loans and advances to customers (gross, excluding reverse repos)	16.1	26.5	24.7
Loans and advances to banks (excluding reverse repos) (1)	5.7	2.5	2.1
Reverse repos	38.6	45.9	51.8
Securities	23.7	43.7	46.1
Cash and eligible bills	14.3	10.4	8.6
Other	4.9	8.7	10.9

Total assets	215.3	276.2	246.0
Funded assets	103.3	137.7	144.2

Customer deposits (excluding repos)	5.7	11.8	12.1
Bank deposits (excluding repos)	6.7	10.8	10.5
Repos	35.2	52.8	54.4
Debt securities in issue	3.3	4.9	4.0
Loan:deposit ratio (excluding repos)	284%	226%	203%

Risk-weighted assets (2)
- credit risk
- non-counterparty	5.0	10.3	12.9
- counterparty	11.3	12.5	6.1
- market risk	13.8	15.4	15.1
- operational risk	3.0	3.7	7.3
Total risk-weighted assets	33.1	41.9	41.4

Notes:

(1)	Excludes disposal groups.

(2)	RWAs in 2013 are on a Basel 2.5 basis.

Key points

Corporate & Institutional Banking (CIB) announced its new business strategy in February 2015, separating the segment between go-forward and CIB Capital Resolution (now Capital Resolution).

The current CIB business is undergoing a multi-year transformation implementing a simpler and sustainable operating model as the business re-shapes and downsizes. The business has been shaped around three product lines: Rates, Currencies and Financing with core focus on UK and Western European corporates and global financial institutions.

The steady-state target for the business is c.£1.4 billion of income with c.£30 billion of RWAs. Operating expenses are targeted at c.£0.7-0.8 billion to deliver 8-10% return on equity. Achieving target steady state requires a multi-year transformation programme, which was launched in 2015. Alongside this, CIB continues to focus on customers:

•	Agreements signed by RBS with three separate investment partners: AIG Asset Management (Europe) Ltd, Hermes Investment Management and M&G Investments to provide small to mid-market UK businesses with greater access to capital investment.

•	Managed the largest liability management exercise in Europe in 2015.

•	RBS Automated Treasury solutions recognised at the 2015 BBA/IFS Financial Innovation awards for delivering innovative, flexible and customer-centric products.

•	Raising approximately £50 billion for customers in debt capital markets in 2015.

Comparisons with prior periods are affected by a number of internal business transfers. In line with changes to the business model, the UK and Western European corporate loan portfolios transferred to Commercial Banking on 1 May 2015 and 1 October 2015 respectively; the Short Term Money markets business was transferred to Treasury on 1 August 2015. The prior period financials were adjusted for the UK Transaction Services business transfer to Commercial Banking and do not affect prior period comparisons.

2015 compared with 2014

CIB reported an operating loss of £837 million in 2015, compared with an operating loss of £710 million in 2014. This included restructuring costs of £524 million and litigation and conduct costs of £378 million. The reduction was driven by lower income partially offset by the continued reduction in expenses, down £281 million, or 11%, to £2,369 million as the business continues to take costs out and move towards a more sustainable cost base.

Operating loss excluding a gain on own credit adjustments of £120 million (2014 - £9 million charge), restructuring costs of £524 million (2014 - £102 million) and litigation and conduct costs of £378 million (2014 - £832 million) was £55 million, compared with a profit of £233 million in 2014.

Business review

Total income declined by £404 million, or 21%, to £1,527 million in 2015. This includes £120 million relating to own credit adjustments and £98 million relating to the transfer of portfolio businesses to Commercial Banking. CIB income excluding own credit adjustments (2015 - £120 million; 2014 - £9 million charge), was £1,407 million, in line with previous guidance.

•	Rates income declined, reflecting the reduced scale and risk appetite of the business.

•	Currencies incurred losses when the Swiss Central Bank unexpectedly removed the Swiss Franc's peg to the Euro.

•	Financing was impacted by the strategically reduced corporate footprint especially in the US and by lower levels of EMEA investment grade issuance.

Operating expenses fell by £281 million, or 11%, to £2,369 million in 2015. This includes £35 million relating to the transfer of portfolio businesses to Commercial Banking. Expenses remaining in CIB were £2,334 million as the business reshaped, including a considerable reduction in headcount. Litigation and conduct costs fell by £454 million, or 55%, to £378 million, primarily relating to foreign exchange settlements in the US. This reduction was offset by an increase in restructuring costs of £422 million to £524 million, primarily relating to property and intangible asset write downs. Operating expenses excluding restructuring costs of £524 million (2014 - £102 million) and litigation and conduct costs of £378 million (£832 million) fell by £249 million or 15% to £1,467 million.

Total assets fell by £60.9 billion to £215.3 billion. as the business continues to work through re-shaping, and included £17 billion (2014 - £20 billion) relating to the transfer to Treasury of the Short Term Markets business and £5 billion from the transfer of the UK and Western European corporate loan portfolios to Commercial Banking. Funded assets fell by £34.4 billion to £103.3 billion.

RWAs reduced by £8.8 billion to £33.1 billion compared with £41.9 billion, nearing the end-state target of c.£30 billion. The reduction was primarily driven by the transfer of the UK and Western European portfolio businesses to Commercial Banking.

2014 compared with 2013

CIB recorded an operating loss of £710 million compared with an operating loss of £368 million in 2013. This included litigation and conduct costs of £832 million compared with £613 million a year before. Operating profit excluding a charge from own credit adjustments of £9 million (2013 - £23 million gain), litigation and conduct costs of £832 million (2013 - £613 million) and restructuring costs of £102 million (2013 - £78 million) was £233 million compared with £300 million in 2013. This movement was primarily driven by lower income, partially offset by a reduction in expenses.

Total income declined by £575 million, 23%, to £1,931 million reflecting reduced deployment of resources and difficult trading conditions, characterised by subdued levels of customer activity and limited market volatility:

•	Rates suffered from weak trading conditions in the fourth quarter of 2014, largely driven by subdued activity and balance sheet de-risking.

•	Currencies income declined in a highly competitive market as both market volatility and customer activity remained subdued for much of the year. Some volatility returned in the fourth quarter of 2014, boosting income in the Options business in particular.

•	Financing income reduced, reflecting the year on year weakening in EMEA corporate investment grade primary issuance and subdued secondary credit markets.

Operating expenses fell by £261 million driven primarily by lower business and support costs, partially offset by an increase in litigation and conduct costs. Operating expenses excluding litigation and conduct costs of £832 million (2013 - £613 million) and restructuring costs of £102 million (2013 - £78 million) decreased by £504 million, or 23%, reflecting the continued focus on cost savings across both business and support areas.

Net impairment releases totalled £9 million compared with £37 million in 2013.

Risk-weighted assets were £41.9 billion as at 31 December 2014, flat compared with 31 December 2013 despite the introduction of CRDIV on 1 January 2014. This reflected the businesses commitment to carefully manage risk-weighted assets.

Business review

Capital Resolution
Income statement	2015	2014	2013
	£m	£m	£m
Net interest income	365	673	510
Net fees and commissions	266	483	497
Income from trading activities	(410)	401	1,275
Other operating income	181	271	122
Own credit adjustments	175	(36)	35
Strategic disposals	(38)	—	—
Non-interest income	174	1,119	1,929
Total income	539	1,792	2,439
Direct expenses
- staff costs	(296)	(444)	(436)
- other costs	(202)	(293)	(287)
Indirect expenses	(1,041)	(1,283)	(1,405)
Restructuring costs
- direct	(380)	(80)	(57)
- indirect	(927)	(105)	(59)
Litigation and conduct costs	(2,105)	(162)	(1,828)
Write-down of goodwill	—	(130)	(1,059)
Operating expenses	(4,951)	(2,497)	(5,131)
Operating loss before impairment releases/(losses)	(4,412)	(705)	(2,692)
Impairment releases/(losses)	725	1,307	(723)
Operating (loss)/profit	(3,687)	602	(3,415)

Analysis of income by portfolio
APAC portfolio (1)	74	94	65
Americas portfolio	60	98	105
EMEA portfolio (2)	76	146	151
Legacy loan portfolio	129	416	—
Shipping	80	95	74
Markets	180	866	1,485
GTS	346	563	629
Other	(214)	(481)	(105)
Income excluding disposals and own credit adjustments	731	1,797	2,404
Disposal (losses)/gains	(367)	31	—
Own credit adjustments	175	(36)	35
Total income	539	1,792	2,439

Notes:

(1)	Asia-Pacific portfolio.

(2)	European, the Middle East and Africa portfolio.

Business review

Capital and balance sheet	2015	2014	2013
	£bn	£bn	£bn
Loans and advances to customers (gross)	25.9	64.0	40.6
Loan impairment provisions	(2.3)	(11.1)	(0.9)
Net loans and advances to customers	23.6	52.9	39.7
Net loans and advances to banks	7.1	14.5	18.2

Total assets	201.5	327.3	311.4
Funded assets	53.4	115.6	130.6
Risk elements in lending	3.4	15.6	1.6
Provision coverage (1)	67%	71%	56%

Customer deposits (excluding repos)	26.0	36.4	40.1
Bank deposits (excluding repos)	14.7	19.8	15.3
Repos	—	8.3	20.4
Debt securities in issue	4.3	9.3	17.5

Risk-weighted assets (2)
- credit risk
- non-counterparty	27.3	62.6	56.6
- counterparty	12.0	16.9	11.2
- market risk	5.7	8.5	11.5
- operational risk	4.0	7.1	7.8
Total risk-weighted assets	49.0	95.1	87.1

Analysis of RWAs by portfolio
APAC portfolio (3)	0.5	4.0	3.3
Americas portfolio	1.0	7.8	8.8
EMEA portfolio (4)	1.2	5.9	10.7
Legacy loan portfolio	3.7	10.5	—
Shipping	4.5	5.8	5.8
Markets	20.7	33.3	28.1
GTS	3.6	9.8	12.5
Saudi Hollandi Bank	6.9	5.9	4.6
Other	2.9	5.0	5.5
Total credit and market risk RWAs	45.0	88.0	79.3
Operational risk	4.0	7.1	7.8
Total RWAs	49.0	95.1	87.1

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(2)	RWAs in 2013 are on a Basel 2.5 basis.

(3)	Asia-Pacific portfolio.

(4)	European, the Middle East and Africa portfolio.

Business review

Key points

Capital Resolution consists of two established businesses: CIB Capital Resolution, and RBS Capital Resolution (RCR), with total funded assets of £116 billion and RWAs of £95 billion at the start of 2015.

CIB Capital Resolution was created from non-strategic portfolios from CIB, to enable the build of a strong go-forward CIB business. Funded assets on 1 January 2015 were £101 billion, consisting of three regional portfolios (Americas, EMEA and APAC), Shipping, Markets assets, Other legacy assets including Saudi Hollandi Bank (SHB) and Global Transaction Services. There is a three stage process in place to guide the business down; starting with taking the capital out, then running down the cost base and finally managing tail risk in the longer-term.

RCR was created on 1 January 2014 and had funded assets of £14.9 billion at the start of 2015 - Refer to pages 129 to 132 for background and more details. RCR formally closed following approval from the PRA on 22 February 2016.

2015 was a year of strong progress across Capital Resolution:

CIB Capital Resolution included within Capital Resolution accelerated the execution of its strategy;

•	Reduced RWAs by £32.6 billion to £40.5 billion, achieving the £25 billion target;

•	North American loan portfolios sales drove £6.8 billion of RWA reduction, removing substantially all of our North American exit portfolio;

•	APAC loan portfolio reduction of £3.5 billion RWA to £0.5bn RWA was driven by disposal activity;

•	Similarly, EMEA loan portfolio reduced RWAs by £4.7 billion to £1.2 billion; and

•	A partnership was formed with BNP Paribas to offer existing international customers an alternative to Global Transaction Services (GTS). Uncommitted GTS trade lending and new business has been terminated.

RCR included within Capital Resolution has achieved its asset reduction objective:

•	Reduced funded assets by 88% since its formation to £4.6 billion with £10.3 billion reduction in 2015. This exceeded the targeted reduction of 85%, a year ahead of schedule; and

•	The net effect of the operating profit of £465 million and RWA equivalent reduction of £17.8 billion was CET1 accretion of £2.2 billion in 2015 and £8.3 billion since the perimeter was agreed.

2015 compared with 2014

Capital Resolution RWAs reduced from £95.1 billion to £49.0 billion which primarily reflected disposals and repayments activity. This was driven by significant reductions across CIB Capital Resolution and RCR which are included within Capital Resolution.

Capital Resolution made an operating loss of £3,687 million, including income related disposal losses of £367 million, restructuring costs of £1,307 million together with litigation and conduct costs of £2,105 million. Operating expenses increased by £2,454 million to £4,951 million, principally reflecting increases in litigation and conduct costs relating to additional provisions for mortgage-backed securities litigation in the United States. Operating expenses excluding restructuring costs of £1,307 million (2014 - £185 million) and litigation and conduct costs of £2,105 million (2014 - £162 million) were reduced by £481 million, or 24% to £1,539 million, principally reflecting a fall in headcount of approximately 1,100. Net impairment releases of £725 million were recorded, primarily in RCR included within Capital Resolution, driven by the disposal strategy and favourable market and economic conditions.

Capital Resolution total assets fell by £125.8 billion to £201.5 billion, funded assets fell £62.2 billion to £53.4 billion. Included within Capital Resolution CIB Capital Resolution total assets fell by £106.4 billion to £191.9 billion and funded assets fell £51.9 billion to £48.8 billion in 2015, primarily due to the loan portfolio disposals. RCR, total assets fell £19.4 billion to £9.6 billion, funded assets fell £10.3 billion to £4.6 billion, driven by extensive disposal activity across all asset groups with 533 deals completed in 2015 at an average price of 109% of book value.

Business review

RBS Capital Resolution (RCR)

Following the businesses reorganisation in Q4 2015, RCR is included in the Capital Resolution reportable segment, and the balances below are included in the Capital Resolution disclosures on pages 126 to 128.

RCR was managed and analysed in four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

The following disclosures illustrate the progress made since the creation of RCR in relation to the targeted 85% run down of funded assets, achieving a reduction of 88% to £4.6 billion. As RCR has now achieved its targeted rundown and has been closed these are the final standalone RCR disclosures.

Income statement	2015	2014
	£m	£m
Net interest expense	(109)	(24)
Funding cost of rental assets	(7)	(23)
Net interest income	(116)	(47)
Net fees and commissions	18	58
Income from trading activities (1)	(144)	(217)
Other operating income (1)	141	251
Own credit adjustments	—	(22)
Non-interest income	15	70
Total income	(101)	23
Direct expenses
- staff costs	(98)	(167)
- other costs	(20)	(85)
Indirect expenses	(58)	(104)
Restructuring costs	(3)	(7)
Operating expenses	(179)	(363)
Operating loss before impairment releases	(280)	(340)
Impairment releases (1)	742	1,306
Operating profit	462	966

Total income
Ulster Bank	(75)	(20)
Real Estate Finance	108	222
Corporate	(97)	(39)
Markets	(37)	(140)
Total income	(101)	23

Impairment (releases)/losses
Ulster Bank	(588)	(1,106)
Real Estate Finance	(242)	(183)
Corporate	13	(21)
Markets	75	4
Total impairment releases	(742)	(1,306)

Loan impairment charge as a % of gross customer loans and advances (2)
Ulster Bank	(36.8%)	(10.1%)
Real Estate Finance	(17.4%)	(4.5%)
Corporate	0.7%	(0.3%)
Markets	(0.8%)	(1.7%)
Total	(15.2%)	(6.0%)

Notes:

(1)	Asset disposals contributed £757 million (2014 - £904 million) to RCR’s operating profit: impairment provision releases of £770 million (2014 - £874 million); £63 million loss (2014 - £87 million gain) in income from trading activities and £50 million gain (2014 - £57 million loss) in other operating income.

(2)	Includes disposal groups.

Business review

Capital and balance sheet	2015	2014
	£bn	£bn

Loans and advances to customers (gross) (1)	5.4	21.9
Loan impairment provisions	(2.1)	(10.9)
Net loans and advances to customers	3.3	11.0

Debt securities	0.3	1.0
Total assets	9.6	29.0
Funded assets	4.6	14.9

Risk elements in lending (1)	3.1	15.4
Provision coverage (2)	68%	71%
Risk-weighted assets
- Credit risk
- non-counterparty	4.1	13.6
- counterparty	1.7	4.0
- Market risk	3.1	4.4
- Operational risk	(0.4)	—
Total risk-weighted assets	8.5	22.0

Total RWA equivalent (3)	9.5	27.3

Gross loans and advances to customers (1)
Ulster Bank	1.6	11.0
Real Estate Finance	1.4	4.1
Corporate	1.8	6.2
Markets	0.6	0.6
	5.4	21.9
Funded assets - Ulster Bank
Commercial real estate - investment	0.2	1.2
Commercial real estate - development	—	0.7
Other corporate	0.1	0.7
	0.3	2.6
Funded assets - Real Estate Finance (4)
UK	0.9	2.5
Germany	0.1	0.4
Spain	0.3	0.5
Other	0.1	0.8
	1.4	4.2
Funded assets - Corporate
Structured finance	0.4	1.7
Shipping	0.5	1.8
Other	1.0	2.3
	1.9	5.8
Funded assets - Markets
Securitised products	1.0	1.8
Emerging markets	—	0.5
	1.0	2.3

Notes:

(1)	Includes disposal groups.

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(3)	RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

(4)	Includes investment properties.

Business review

Funded assets
		1 January					31 December
		2014	Repayments	Disposals (1)	Impairments	Other	2015
		£bn	£bn	£bn	£bn	£bn	£bn
Ulster Bank		4.8	(0.2)	(5.6)	1.7	(0.4)	0.3
Real Estate Finance		9.5	(3.1)	(5.1)	0.3	(0.2)	1.4
Corporate		9.8	(3.6)	(4.5)	(0.1)	0.3	1.9
Markets		4.8	(1.5)	(2.4)	—	0.1	1.0
Total		28.9	(8.4)	(17.6)	1.9	(0.2)	4.6

Risk-weighted assets
	1 January			Risk			31 December
	2014	Repayments	Disposals (1)	parameters (2)	Impairments	Other (3)	2015
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Ulster Bank	3.3	(0.5)	(1.1)	(1.2)	—	(0.1)	0.4
Real Estate Finance	13.5	(2.9)	(2.8)	(6.5)	—	(0.1)	1.2
Corporate	16.4	(3.1)	(5.7)	(5.4)	(0.4)	0.6	2.4
Markets	13.5	(4.5)	(3.6)	(0.7)	(0.2)	—	4.5
Total	46.7	(11.0)	(13.2)	(13.8)	(0.6)	0.4	8.5

Capital deductions
	1 January			Risk			31 December
	2014	Repayments	Disposals (1)	parameters (2)	Impairments	Other (3)	2015
	£m	£m	£m	£m	£m	£m	£m
Ulster Bank	559	(31)	(525)	(147)	182	(32)	6
Real Estate Finance	505	(458)	(904)	783	173	(29)	70
Corporate	477	(268)	(188)	137	(156)	8	10
Markets	291	(37)	(86)	(147)	2	(6)	17
Total	1,832	(794)	(1,703)	626	201	(59)	103

RWA equivalent (4)
	1 January			Risk			31 December
	2014	Repayment	Disposals (1)	parameters (2)	Impairments	Other (3)	2015
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Ulster Bank	8.9	(0.8)	(6.3)	(2.7)	1.8	(0.4)	0.5
Real Estate Finance	18.6	(7.4)	(11.9)	1.3	1.7	(0.4)	1.9
Corporate	21.1	(5.8)	(7.6)	(4.0)	(1.9)	0.7	2.5
Markets	16.4	(4.8)	(4.5)	(2.2)	(0.2)	(0.1)	4.6
Total	65.0	(18.8)	(30.3)	(7.6)	1.4	(0.2)	9.5

Notes:

(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.

(2)	Principally reflects credit migration and other technical adjustments.

(3)	Includes fair value adjustments and foreign exchange movements.

(4)	RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end-point CRR RWAe conversion multiplier of 10.

Business review

Gross loans and advances, REIL and impairments

				Credit metrics
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
2015 (1)	£bn	£bn	£bn	%	%	%	£m	£m
By sector
Commercial real estate
- investment	1.8	1.2	0.6	67	50	33	(564)	2,004
- development	0.8	0.8	0.7	100	88	88	(327)	3,933
Asset finance	0.6	0.3	0.1	50	33	17	68	316
Other corporate	2.2	0.8	0.7	36	88	32	84	1,358
	5.4	3.1	2.1	57	68	39	(739)	7,611

Of which
UK	3.8	1.9	1.0	50	53	26	(106)	2,980
Europe	1.4	1.1	1.0	79	91	71	(682)	4,510
US	0.1	—	—	—	—	—	67	1
RoW	0.1	0.1	0.1	100	100	100	(18)	120
Customers	5.4	3.1	2.1	57	68	39	(739)	7,611
Banks	0.3	—	—	—	—	—	(3)	33
Total	5.7	3.1	2.1	55	67	37	(742)	7,644

2014 (1)
By sector
Commercial real estate
- investment	6.2	4.9	2.8	79	57	45	(553)	1,911
- development	6.4	6.2	5.3	97	85	83	(611)	560
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	7.0	3.4	2.4	49	71	34	(169)	1,032
	21.9	15.4	10.9	70	71	50	(1,296)	3,583

Of which
UK	10.0	6.2	4.1	62	66	41	(402)	2,266
Europe	10.9	8.9	6.6	82	74	61	(875)	1,267
US	0.3	0.1	—	33	—	—	(19)	26
RoW	0.7	0.2	0.2	29	100	29	—	24
Customers	21.9	15.4	10.9	70	71	50	(1,296)	3,583
Banks	0.5	—	—	—	—	—	(10)	8
Total	22.4	15.4	10.9	69	71	49	(1,306)	3,591

Notes:

(1)	Includes disposal groups.

(2)	Impairment (releases)/losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

Business review

Williams & Glyn (1)
Income statement	2015	2014	2013
	£m	£m	£m
Net interest income	658	664	657
Net fees and commissions	160	170	178
Other non-interest income	15	18	21
Non-interest income	175	188	199
Total income	833	852	856
Direct expenses
- staff costs	(209)	(196)	(175)
- other costs	(52)	(36)	(34)
Indirect expenses	(98)	(98)	(98)
Restructuring costs
- direct	(28)	—	—
Operating expenses	(387)	(330)	(307)
Operating profit before impairment losses	446	522	549
Impairment losses	(15)	(55)	(80)
Operating profit	431	467	469

Analysis of income by product
Retail	472	502	523
Commercial	361	350	333
Total income	833	852	856

Analysis of impairments by sector
Retail	16	48	46
Commercial	(1)	7	34
Total impairment losses	15	55	80

Loan impairment charge as a % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Retail	0.1%	0.4%	0.4%
Commercial	(0.0%)	0.1%	0.4%
Total	0.1%	0.3%	0.4%

Performance ratios
Net interest margin	2.87%	2.93%	2.86%
Cost:income ratio	46%	39%	36%

Note:

(1)	Does not reflect the cost base, funding, liquidity and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn.

Business review

Capital and balance sheet (1)	2015	2014	2013
	£bn	£bn	£bn
Loans and advances to customers (gross)
- Retail	11.6	11.3	11.4
- Commercial	8.7	8.6	8.7
Total loans and advance to customers (gross)	20.3	19.9	20.1
Loan impairment provisions	(0.3)	(0.4)	(0.4)
Net loans and advances to customers	20.0	19.5	19.7

Total assets	24.1	23.6	23.5
Funded assets	24.1	23.6	23.5
Risk elements in lending	0.5	0.6	0.6
Provision coverage (2)	60%	61%	69%

Customer deposits
- Retail	11.4	10.3	9.7
- Commercial	12.7	11.7	11.8
Total customer deposits	24.1	22.0	21.5

Loan:deposit ratio (excluding repos)	83%	88%	92%

Risk-weighted assets (3)
- credit risk (non-counterparty)	8.5	8.6	10.3
- operational risk	1.4	1.5	1.4
Total risk-weighted assets	9.9	10.1	11.7

Notes:

(1)	Does not reflect the cost base, funding, liquidity and capital profile of a standalone bank.

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(3)	RWAs in 2013 are on a Basel 2.5 basis.

Key points

As part of its commitments to the European Commission (EC), RBS has agreed to divest part of its UK retail and commercial banking franchise. This comprises RBS branches in England and Wales and NatWest branches in Scotland, RBS Business Banking Direct and NatWest Direct Business Banking and certain mid-corporate customers across the UK. Together, this business is referred to as ‘Williams & Glyn’ (W&G).

W&G has c.1.6 million retail banking customers with an estimated market share of 2% in Personal Current Accounts (PCA) in the UK. The bank has c.240,000 commercial customers served, through either the retail bank or a national network of relationship managers.

W&G is in the process of being established as a fully licensed, independent, full-service retail and commercial bank, with its own operating infrastructure and platform. RBS continues to work towards the separation of W&G and to meeting its EC commitments to fully divest the business by the end of 2017.

Basis of presentation

This view of W&G, as it stands as a reportable segment within the RBS Group, reflects the contribution made by W&G’s ongoing business to RBS, as distinct to the financial effects of any disposal transaction itself. These figures do not reflect the cost base, funding, liquidity and capital profile of W&G as a standalone bank and does not include certain customer portfolios which are currently reported through other reportable segments within RBS.

2015 compared with 2014

Operating profit was £431 million, compared with a profit of £467 million in 2014. The reduction was principally driven by lower non-interest income and restructuring costs attributed to Commercial Banking, partly offset by a lower net impairment charge. Operating profit excluding restructuring costs of £28 million (2014 - nil) was down £8 million from £467 million to £459 million.

Total income was £833 million, compared with £852 million in 2014. Net interest income reduced £6 million to £658 million due to mortgage margin pressure from the impact of market competition on new business pricing. Net interest margin declined 6 basis points to 2.87%, due to the aforementioned margin pressure on new mortgage volumes and a reduction in the number of customers on the standard variable rate. Non-interest income fell by 7%, primarily due to lower fee income from credit and debit cards as well as lower overdraft usage and tariffs.

Business review

Operating expenses totalled £387 million, an increase of £57 million as the business continued to stand up the central functions and operations areas resulting in an increase in staff costs of 7% or £13 million, this further included a restructuring charge of £28 million in Commercial Banking.

Net impairment losses were £15 million, lower than the £55 million loss incurred in 2014 due to portfolio provision releases and reduced levels of defaults in portfolios reflecting a benign UK economy.

Loans and advances grew by £0.4 billion, or 2%, to £20.3 billion. Excluding the transfer of £0.3 billion of Commercial lending back to CPB, lending grew £0.7 billion, or 4%, driven by good growth in both mortgage lending and commercial loans. Customer deposits rose £2.1 billion, or 10%, to £24.1 billion with growth in both transactional accounts and savings accounts.

RWAs fell £0.2 billion to £9.9 billion due to the better credit quality of the overall portfolio.

2014 compared with 2013

Operating profit was £467 million, compared with a profit of £469 million in 2013. The reduction is primarily attributable to an increase in staff costs and lower non-interest income partially off-set by an increase in net interest income and a reduction in net impairment charges.

Total income was £852 million, compared with £856 million in 2013. Net interest income increased £7 million to £664 million primarily due to improved margins on new lending volumes and product mix within Commercial Banking. Net interest margin was 2.93%, 7 basis points higher than 2013. Non-interest income fell by 6% due to lower credit card and interchange fees within the Retail division.

Operating expenses totalled £330 million, an increase of £23 million, or 7% primarily due to a 12%, or £21 million, increase in staff costs as a result of headcount growth as the business stands up functions and operations ahead of divestment.

Net impairment losses were £55 million, a reduction of £25 million compared with the prior year as a result of increased recoveries and reduced levels of default.

Loans and advances decreased £0.2 billion from £20.1 billion to £19.9 billion. Customer deposits increased £0.5 billion to £22 billion.

RWAs fell £1.6 billion to £10.1 billion due to a regulatory change in the calculation of RWAs related to Commercial lending and a reduction in Retail mortgages RWAs linked to improved loss given default rates.

Central items and other
	2015	2014	2013
	£m	£m	£m
Central items not allocated	(903)	(931)	300

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

2015 compared with 2014

Central items not allocated represented a charge of £903 million compared with a charge of £931 million in 2014. This includes restructuring costs relating to Williams & Glyn of £630 million, a write-off of intangible assets of £59 million, a loss of £263 million on the repurchase of certain US dollar, Sterling and Euro senior debt securities and a loss of £67 million on the disposal of available-for-sale securities. These were partially offset by Treasury funding costs, including volatile items under IFRS, a gain of £169 million. Also included are £56 million of income, £109 million of direct operating expenses and £122 million of indirect operating expenses in relation to the international private banking business.

2014 compared with 2013

Central items not allocated represented a charge of £931 million compared with a gain of £300 million in 2013. The charge includes lower gains on the disposal of available-for-sale securities in Treasury, which were down £575 million to £149 million in 2014, along with a £309 million higher restructuring charge relating to the Williams & Glyn segment. 2014 includes a £247 million write-down of previously capitalised software development. In addition, unallocated Treasury funding costs, including volatile items under IFRS, were £437 million in the year versus £282 million in 2013.

Business review

Non-Core

2013 was the final reporting period for the Non-Core division. Approximately £12 billion of assets which were managed by Non-Core were returned to the relevant originating segments, with the remaining assets transferring to RCR within Capital Resolution from 1 January 2014.

Income statement	2013
£m
Net interest income	(134)
Funding cost of rental assets	(35)
Net interest income	(169)
Net fees and commissions	53
Loss from trading activities	(150)
Other operating income
- other (1)	(159)
Strategic disposal	6
Non-interest income	(250)
Total income	(419)
Direct expenses
- staff costs	(188)
- other costs	(182)
Indirect expenses	(213)
Restructuring cost
- direct	(16)
- indirect	(6)
Operating expenses	(605)
Loss before impairment losses	(1,024)
Impairment losses	(4,420)
Operating loss	(5,444)

Capital and balance sheet	£bn
Loans and advances to customers (gross) (2)	34.4
Loan impairment provisions	(13.6)
Net loans and advances to customers	20.8

Risk elements in lending (2)	18.7
Provision coverage (3)	73%

Risk-weighted assets
- credit risk
- non-counterparty	17.8
- counterparty	4.7
- market risk	3.3
- operational risk	1.4
Total risk-weighted assets	27.2

Notes:

(1)	Includes losses on disposals of £221 million for 2013.

(2)	Excludes disposal groups.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

Consolidated balance sheet as at 31 December 2015
	2015	2014*
	£m	£m
Assets
Cash and balances at central banks	79,404	74,872
Net loans and advances to banks	18,361	23,027
Reverse repurchase agreements and stock borrowing	12,285	20,708
Loans and advances to banks	30,646	43,735
Net loans and advances to customers	306,334	334,251
Reverse repurchase agreements and stock borrowing	27,558	43,987
Loans and advances to customers	333,892	378,238
Debt securities subject to repurchase agreements	20,224	23,048
Other debt securities	61,873	63,601
Debt securities	82,097	86,649
Equity shares	1,361	5,635
Settlement balances	4,116	4,667
Derivatives	262,514	353,590
Intangible assets	6,537	7,781
Property, plant and equipment	4,482	6,167
Deferred tax	2,631	1,911
Prepayments, accrued income and other assets	4,242	5,763
Assets of disposal groups	3,486	82,011
Total assets	815,408	1,051,019

Liabilities
Bank deposits	28,030	35,806
Repurchase agreements and stock lending	10,266	24,859
Deposits by banks	38,296	60,665
Customers deposits	343,186	354,288
Repurchase agreements and stock lending	27,112	37,351
Customer accounts	370,298	391,639
Debt securities in issue	31,150	50,280
Settlement balances	3,390	4,503
Short positions	20,809	23,029
Derivatives	254,705	349,805
Provisions, accruals and other liabilities	15,115	13,346
Retirement benefit liabilities	3,789	4,318
Deferred tax	882	500
Subordinated liabilities	19,847	22,905
Liabilities of disposal groups	2,980	71,320
Total liabilities	761,261	992,310

Non-controlling interests	716	2,946
Owners’ equity	53,431	55,763
Total equity	54,147	58,709

Total liabilities and equity	815,408	1,051,019
*Restated – refer to page 270 for further details.

Business review

Commentary on consolidated balance sheet

2015 compared with 2014

Total assets of £815.4 billion as at 31 December 2015 were down £235.6 billion, 22%, compared with 31 December 2014. This was primarily driven by the disposal of Citizens, and decreases in loans and advances to customers and derivative assets, reflecting the reshaping of CIB and Capital Resolution run-down.

Loans and advances to banks decreased by £13.1 billion, 30%, to £30.6 billion. Excluding reverse repurchase agreements and stock borrowing (‘reverse repos’), down £8.4 billion, 41%, to £12.3 billion, bank placings declined £4.7 billion, 20%, to £18.3 billion, mainly reflecting Capital Resolution run-down.

Loans and advances to customers declined £44.3 billion, 12%, to £333.9 billion. Within this, reverse repos were down £16.4 billion, 37%, to £27.6 billion. Customer lending decreased by £27.9 billion, 8%, to £306.3 billion, or £38.3 billion to £313.5 billion before impairments. This reflected reductions in CIB together with run-down and disposals in Capital Resolution, partially offset by increases in UK PBB reflecting growth in mortgages and in Commercial Banking which recorded strong new business volumes.

Debt securities were down £4.6 billion, 5%, to £82.1 billion, driven mainly by reductions within CIB, partially offset by increases in Treasury in the liquidity portfolio.

Equity shares decreased by £4.3 billion, 76%, to £1.4 billion primarily due to the continuing risk reduction and run-down in Capital Resolution.

Movements in the value of derivative assets, down £91.1 billion, 26%, to £262.5 billion, and liabilities, down £95.1 billion, 27% to £254.7 billion, were driven by a reduction in interest rate swap notionals as well as yield curve moves.

Property, plant and equipment decreased by £1.7 billion, 27%, to £4.5 billion mainly reflecting disposals and write downs.

Intangible assets decreased by £1.2 billion, 16%, to £6.5 billion due to the write down of £0.5 billion goodwill in Private Banking and the write down of other intangible assets of £0.8 billion, mainly in relation to the reorganisation of CIB.

The decrease in assets and liabilities of disposal groups, down £78.5 billion to £3.5 billion, and £68.3 billion to £3.0 billion respectively, primarily reflects the disposal of Citizens partially offset by the transfer of the international private banking business to disposal groups.

Deposits by banks decreased by £22.4 billion, 37%, to £38.3 billion, with decreases in inter-bank deposits, down £7.8 billion, 22%, to £28.0 billion and decreases in repurchase agreements and stock lending (‘repos’), down £14.6 billion, 59%, to £10.3 billion, reflecting the reshaping of CIB and Capital Resolution run-down.

Customer accounts decreased £21.3 billion, 5%, to £370.3 billion. Within this, repos decreased £10.2 billion, 27%, to £27.1 billion. Excluding repos, customer deposits were down £11.1 billion, 3%, to £343.2 billion, primarily reflecting the reduction of corporate deposits in CIB and run-down in Capital Resolution offset by growth in UK PBB and in Commercial Banking.

Debt securities in issue decreased £19.1 billion, 38%, to £31.2 billion reflecting a decrease in CIB and Treasury given the lower funding requirements of a reduced balance sheet.

Subordinated liabilities decreased by £3.1 billion, 13% to £19.8 billion, primarily as a result of the net decrease in dated loan capital with redemptions of £3.0 billion.

Non-controlling interests decreased by £2.2 billion to £0.7 billion reflecting the disposal of Citizens.

Owners’ equity decreased by £2.3 billion, 4%, to £53.4 billion, primarily driven by the £2.0 billion attributable loss for the year.

Business review

Cash flow
	2015	2014	2013
	£m	£m	£m
Net cash flows from operating activities	918	(20,387)	(30,631)
Net cash flows from investing activities	(4,866)	6,609	21,183
Net cash flows from financing activities	(940)	(404)	(2,728)
Effects of exchange rate changes on cash and cash equivalents	576	909	512
Net decrease in cash and cash equivalents	(4,312)	(13,273)	(11,664)

2015

The major factors contributing to the net cash inflow from operating activities of £918 million were the increase of £8,589 million in operating assets and liabilities, other provisions charged net of releases of £4,566 million, write down of goodwill and other intangible assets £1,332 million and depreciation and amortisation of £1,180 million. These were partially offset by loans and advances written-off net of recoveries of £8,789 million, other provisions utilised of £2,202 million, elimination of foreign exchange differences of £1,501 million, profit on sale of subsidiaries and associates of £1,135 million, cash contribution to defined benefit pension schemes of £1,060 million, decrease in income accruals of £1,075 million and the operating loss before tax of £937 million.

Net cash outflows from investing activities of £4,866 million related to the net outflows from purchase of securities of £5,906 million and the purchase of property, plant and equipment of £783 million, offset by inflows of £391 million from disposals, primarily Citizens and net cash inflows from the sale of property, plant and equipment of £1,432 million.

Net cash outflows from financing activities of £940 million relate primarily to the repayment of subordinated liabilities of £3,047 million, redemption of preference shares of £1,214 million and interest paid on subordinated liabilities of £975 million partly offset by the proceeds of non-controlling interests issued of £2,537 million and the issue of Additional Tier 1 capital notes of £2,012 million.

2014

The major factors contributing to the net cash outflow from operating activities of £20,387 million were the decrease of £18,260 million in operating assets and liabilities, loans and advances written-off net of recoveries of £5,073 million, other provisions utilised of £3,528 million and the loss before tax of £564 million from continuing and discontinued operations. These were partially offset by the loss on reclassification to disposal groups of £3,994 million and other provisions charged net of releases of £2,711 million.

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

2013

The major factors contributing to the net cash outflow from operating activities of £30,631 million were the decrease of £28,745 million in operating assets and liabilities, the net loss before tax of £8,066 million from continuing and discontinued operations, loans and advances written-off net of recoveries of £4,090 million and other provisions utilised of £2,066 million. These were partially offset by provisions for impairment losses of £8,432 million and other provisions charged net of releases of £4,422 million.

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

	2015			2014*
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	79,404	535	79,939	74,872	622	75,494
Net loans and advances to banks	18,361	642	19,003	23,027	1,745	24,772
Reverse repurchase agreements
and stock borrowing	12,285	67	12,352	20,708	—	20,708
Loans and advances to banks	30,646	709	31,355	43,735	1,745	45,480
Net loans and advances to customers	306,334	1,639	307,973	334,251	60,550	394,801
Reverse repurchase agreement and stock borrowing	27,558	—	27,558	43,987	—	43,987
Loans and advances to customers	333,892	1,639	335,531	378,238	60,550	438,788
Debt securities	82,097	419	82,516	86,649	15,293	101,942
Equity shares	1,361	24	1,385	5,635	572	6,207
Settlement balances	4,116	—	4,116	4,667	—	4,667
Derivatives	262,514	30	262,544	353,590	402	353,992
Intangible assets	6,537	—	6,537	7,781	583	8,364
Property, plant and equipment	4,482	19	4,501	6,167	549	6,716
Deferred tax	2,631	—	2,631	1,911	—	1,911
Prepayments, accrued income and other assets	4,242	111	4,353	5,763	1,695	7,458
Assets of disposal groups	3,486	(3,486)	—	82,011	(82,011)	—
Total assets	815,408	—	815,408	1,051,019	—	1,051,019

Liabilities
Bank deposits	28,030	32	28,062	35,806	5,128	40,934
Repurchase agreements and stock lending	10,266	—	10,266	24,859	1,666	26,525
Deposits by banks	38,296	32	38,328	60,665	6,794	67,459
Customer deposits	343,186	2,805	345,991	354,288	60,583	414,871
Repurchase agreements and stock lending	27,112	—	27,112	37,351	706	38,057
Customer accounts	370,298	2,805	373,103	391,639	61,289	452,928
Debt securities in issue	31,150	—	31,150	50,280	1,625	51,905
Settlement balances	3,390	7	3,397	4,503	—	4,503
Short positions	20,809	—	20,809	23,029	—	23,029
Derivatives	254,705	28	254,733	349,805	144	349,949
Provisions, accruals and other liabilities	15,115	97	15,212	13,346	683	14,029
Retirement benefit liabilities	3,789	3	3,792	4,318	197	4,515
Deferred tax	882	8	890	500	362	862
Subordinated liabilities	19,847	—	19,847	22,905	226	23,131
Liabilities of disposal groups	2,980	(2,980)	—	71,320	(71,320)	—
Total liabilities	761,261	—	761,261	992,310	—	992,310
*Restated – refer to page 270 for further details.
For the notes to this table refer to the following page.

Business review

	2015			2014
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
	£m	£m	£m	£m	£m	£m
Selected financial data
Gross loans and advances to customers	313,452	1,659	315,111	351,711	61,090	412,801
Customer loan impairment provisions	(7,118)	(20)	(7,138)	(17,460)	(540)	(18,000)
Net loans and advances to customers (3)	306,334	1,639	307,973	334,251	60,550	394,801

Gross loans and advances to banks	18,362	642	19,004	23,067	1,745	24,812
Bank loan impairment provisions	(1)	—	(1)	(40)	—	(40)
Net loans and advances to banks (3)	18,361	642	19,003	23,027	1,745	24,772

Total loan impairment provisions	7,119	20	7,139	17,500	540	18,040

Customer REIL	12,136	20	12,156	26,842	1,335	28,177
Bank REIL	1	—	1	42	—	42
REIL	12,137	20	12,157	26,884	1,335	28,219

Gross unrealised gains on debt securities	876	4	880	1,316	261	1,577
Gross unrealised losses on debt securities	(140)	—	(140)	(145)	(137)	(282)

Notes:

(1)	Primarily international private banking.

(2)	Primarily Citizens.

(3)	Excludes reverse repos.

141

Business review Capital and risk management

Risk overview*

Presentation of information

Except as otherwise indicated by an asterisk (*), information in the Capital and risk management section (pages 142 to 260) is within the scope of the Independent Registered Public Accountants report. Unless otherwise indicated, disclosures in this section include disposal groups businesses in relevant exposures. Refer to pages 140 and 141 for the Analyses of the balance sheet pre and post-disposal groups.

Following the deconsolidation of Citizens during 2015, to aid comparison, the 2014 Citizens balances have been presented as a separate line in the disclosures in the Capital and risk management section, with the exception of capital management and most liquidity and funding disclosures which remain in line with the relevant regulatory reporting basis. The 2014 comparatives in the Credit risk section exclude Citizens unless otherwise stated.

Business model and associated risks

RBS aims to become a bank that its customers and all other stakeholders can trust. It is doing so by focusing on Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and Corporate & Institutional Banking (CIB) customers in its main markets of the UK and the Republic of Ireland. By delivering only services that meet their needs, it aims to achieve an appropriate return. Accordingly, RBS is simplifying its services as well as the processes it uses to deliver them, providing customers with better value services. It aims to become the number one bank in the UK for customer service, trust and advocacy by 2020.

RBS predominantly serves UK and Republic of Ireland customers through retail and commercial banking activities. PBB serves individual and mass affluent customers together with small businesses, providing a variety of traditional retail banking products, including current and savings accounts, residential mortgages and credit cards in the UK through UK PBB and in the Republic of Ireland through Ulster Bank RoI. CPB serves commercial and corporate customers in the UK and Western Europe and high-net-worth individuals, providing loan products and investment services. RBS International serves customers in Jersey, Guernsey, Isle of Man and Gibraltar. CIB serves UK and Western European corporates and global financial institutions through three core business lines: Rates, Currencies and Financing. CIB is moving towards a simpler business model and is re-shaping and downsizing.

The main sources of earnings are interest income from lending and fee income from transactional and other services. Given increased competition and the low interest rate environment in the UK, RBS’s net interest margin has been under pressure. RBS is reducing costs through rationalisation, integration and simplification. A major programme is in train to transform and enhance the ways in which RBS operates.

RBS has made significant progress on the accelerated disposal of selected assets, with the complete divestment of Citizens, the sale of the majority of international private banking businesses, the run-down or sale of RCR assets one year ahead of schedule and a significant proportion of CIB Capital Resolution. Completion of this process will significantly reduce or otherwise improve the profile of credit and market risk faced by the bank. RBS is also committed to full divestment of Williams & Glyn, which provides retail and commercial banking services in the UK, by the end of 2017.

RBS's business model faces regulatory risk and is responding to new and impending regulation. In particular, RBS’s business model is adapting to UK Financial Services (Banking Reform) Act requirements that retail banking operations be ‘ring fenced’ - separate and protected from more volatile undertakings - by 2019.

These divestment, rationalisation and transformation projects expose RBS to a high degree of execution risk over the next few years as it transitions to its target business model. If not effectively managed, this represents a potential management burden and distraction, and associated business upheaval may affect RBS’s ability to attract the talent and skills required.

An improved ability to serve customers and other stakeholders through increased focus on key strengths in Western European markets is intended to deliver financial robustness and stronger risk management. However, it does raise geographic and product concentration risks within RBS’s target business model. These risks must be managed effectively in increasingly competitive and fast changing target markets, while navigating industry-wide risks such as those related to increasing cyber crime.

RBS continues to resolve issues related to historical misconduct and unsustainable strategic decision-making. To prevent recurrence of similar issues in the future, RBS aims to underpin its business model with a strong risk culture across its businesses, one that promotes appropriate risk awareness and judgements about risk-taking.

*unaudited

Business review Capital and risk management

Risk overview* continued

RBS is also exposed to a range of other risks including pension, business, conduct, reputational and strategic risks. These, and the business model related risks outlined above, are considered in the relevant sections below, and illustrated by the concentration of risk-weighted assets by segment below.

RWAs by segment

Risk governance

Governance structure

The risk governance structure and the main purposes of each of the committees is illustrated below:

*unaudited

Business review Capital and risk management

Risk overview* continued

Three lines of defence

The three lines of defence model is used industry-wide for the management of risk. It provides a clear set of principles by which to implement a cohesive operating model, one that provides a framework for the articulation of accountabilities and responsibilities for managing risk across the organisation.

First line of defence - Management and supervision

The first line of defence includes customer franchises, Technology and Operations and support functions such as HR, Communications and Financial MI. Responsibilities include:

•	Owning, managing and supervising, within a defined risk appetite, the risks which exist in business areas and support functions.

•	Ensuring appropriate controls are in place to mitigate risk: balancing control, customer service and competitive advantage.

•	Ensuring that the culture of the business supports balanced risk decisions and compliance with policy, laws and regulations.

•	Ensuring that the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence - Oversight and control

The second line of defence includes RBS Risk Management and Conduct & Regulatory Affairs, (see below for further information), Legal, and the financial control aspects of Finance. Responsibilities include:

•	Working with the businesses and functions to develop the risk and control policies, limits and tools for the business to use to discharge its responsibilities.
•	Overseeing and challenging the management of risks and controls.

•	Leading the articulation, design and development of RBS's risk culture and appetite.

•	Analysing the aggregate risk profile and ensuring that risks are being managed to the desired level (risk appetite).

•	Providing expert advice to the business on risk management.

•	Providing senior executives with relevant management information and reports and escalating concerns where appropriate.

•	Undertaking risk assurance (see below for more information).

Third line of defence - Internal Audit

Responsibilities include:

•	Designing and delivering a risk-based audit plan to provide assurance on material risks and report on whether RBS is managing its material risks effectively.

•	Monitoring, evaluating and reporting on the remediation of material risks across RBS.

•	Engaging with management and participating in key governance fora to provide perspectives, insights and challenge so as to influence the building of a sustainable bank.

•	Advising the Group Audit Committee and executive management with respect to RBS’s material risks and their associated controls.

•	Reporting any matters which warrant escalation to the RBS Board, the Board Risk Committee, Group Audit Committee and the Executive Committee as appropriate.

•	Providing independent assurance to the FCA, PRA, CBI and other key jurisdictional regulators on both specific risks and control themes.

*unaudited

Business review Capital and risk management

Risk overview* continued

Risk management structure

RBS’s management structure and the main elements of each role are illustrated below.

Chief Executive
Chief Risk Officer
Group Chief Credit Officer
Credit risk, credit approval, concentration risk, assessment of provision adequacy
Director of Enterprise Wide Risk
Stress testing, capital review, strategic risk, risk appetite, enterprise policy and framework, risk analytics, risk models
Director of Risk Infrastructure
Risk systems and risk governance
Director of Operational Risk, Support Functions and Divested Businesses
Operational risk and risk oversight of support functions, Capital Resolution and W&G
Director of Risk Assurance
Credit quality assurance, market risk assurance and model risk management
Director of Market Risk
Market risk, pension risk and insurance risk
Business Franchise and Regional Risk Directors
All risks pertaining to their area
RBS General Counsel
RBS Legal
Chief Conduct & Regulatory Affairs Officer
Director of Financial Crime
Financial crime advisory support across all customer businesses
Directors of C&RA Advisory
Conduct risk advisory support across all customer businesses
Director of Remediation
Conduct remediation and customer redress strategies and programmes
Director of Compliance Services
Delivery of assurance, Management Information, change and support across C&RA
Director of Regulatory Affairs
Management of relationships with core regulators
Chief Financial Officer
Treasurer
Refer to the Liquidity and funding risk section for further details
Funding and Liquidity Risk
Risk and Control Framework, Risk Appetite & Challenge, Oversight of Risk Management

Notes:

(1)	RBS Risk Management

The RBS Chief Risk Officer (CRO) leads RBS Risk Management. The CRO reports directly to the Chief Executive and has an indirect reporting line to the Chairman of the Board Risk Committee and a right of access to the committee’s chairman.

RBS Risk Management is a function independent of the franchises, structured by risk discipline to facilitate the effective management of risk.

In 2015, Risk Management, which had previously been spread across the different business segments, re-organised itself into six functional areas: Credit Risk; Enterprise-Wide Risk; Risk Infrastructure; Operational Risk, Support Functions and Divested Businesses; Risk Assurance; and Market Risk. Directors of Risk were also appointed for each of the franchises and for Services. The streamlined structure consolidates risk information, allowing for more efficient decision-making.

The directors of risk functions are responsible for RBS-wide risk appetite and standards within their respective disciplines and report to the CRO.

CROs are in place for certain jurisdictions and legal entities to meet local regulatory and governance requirements. They lead the risk management teams locally in support of functional risk heads where teams follow a functional operating model. The key CRO roles report directly to the RBS CRO.

Risk committees in the customer businesses and key functional risk committees oversee risk exposures arising from management and business activities and focus on ensuring that they are adequately monitored and controlled.

(2)	Conduct & Regulatory Affairs

Conduct & Regulatory Affairs (C&RA) is led by the Chief Conduct & Regulatory Affairs Officer, who reports directly to the Chief Executive and has an indirect reporting line to the Board Risk Committee and a right of access to the committee’s chairman. It is responsible for providing oversight of conduct risk and regulatory risk at RBS, and does so by setting RBS-wide policy and standards, providing advice to each customer business, and ensuring that the mitigating controls are suitable. C&RA also provides leadership of RBS’s relationships with its regulators.

The functional heads (the Directors of Financial Crime, Advisory, Remediation, Compliance Services and Regulatory Affairs), report to the Chief Conduct & Regulatory Affairs Officer. Each is responsible, where appropriate, for the RBS-wide risk appetite and standards of their respective areas.

*unaudited

Business review Capital and risk management

Risk overview* continued

Risk assurance

Risk assurance is a second line of defence function in which most of RBS’s risk assurance activities are centralised. These primarily comprise credit risk and market risk quality assurance, controls assurance and Model Risk Management, each of which is described below.

Credit risk and market risk quality assurance: These teams provide assurance to both internal and external stakeholders including the Board, senior management, risk functions, franchises, Internal Audit and the regulators.

Credit risk and market risk quality assurance undertake reviews which assess various aspects of risk as appropriate: including: the quality of risk portfolios; the completeness, suitability, accuracy and timeliness of risk measurements; the quality of risk management practices; policy compliance; and adherence to risk appetite. This includes monitoring the bank’s credit portfolios and market risk exposures to assist in early identification of emerging risks, as well as undertaking targeted reviews to examine specific concerns raised either by these teams or by their stakeholders.

The Risk Assurance Committee (RAC) provides governance to ensure a consistent and fair approach to all aspects of the review activities of credit and market risk assurance. Additionally, RAC monitors and validates the ongoing programme of reviews and tracks the remediation of review actions. The credit and market risk assurance teams also attend relevant committees run by the customer franchises and other risk functions to ensure strong communication channels are maintained.

Controls assurance: This team tests the adequacy and effectiveness of key controls relating to credit and market risk, including those within the scope of Section 404 of the US Sarbanes-Oxley Act of 2002. Since the team’s creation in late 2014, testing has primarily covered key controls within CIB and CPB.

Model risk management

Model governance

Model governance follows a three lines of defence approach, with model developers having primary accountability and Model Risk Management (MRM) acting in a second-line-of-defence capacity.

MRM is responsible for setting policy, providing governance and insight for all of RBS’s statistical, economic, financial or mathematical models and performing independent model validation where necessary. It works with individual businesses to set appropriate model standards, and monitor adherence to these, to ensure that models are developed and implemented appropriately and that their operational environment is fit for purpose.

Going forward, MRM will be responsible for defining and monitoring model risk appetite in conjunction with model developers, monitoring the model risk profile and reporting on the model population and escalating issues to senior management.

The general approach to MRM’s independent model validation for risk and pricing models is detailed below. For more specific information relating to market risk models and pricing models, refer to page 251. For more specific information relating to credit risk models.

Models used within Risk

RBS uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets. Other examples include the use of models to measure market risk exposures and calculate associated capital requirements, as well as for the valuation of positions. The models used for stress testing purposes also play a key role in ensuring the bank holds sufficient capital, even in stressed market scenarios.

For more information on the use of models in the management of particular types of risk, notably credit and market risk, refer to the relevant section.

Independent model validation

MRM performs reviews of relevant risk and pricing models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

A new model is typically introduced when an existing model is deemed no longer fit for purpose or when exposure to a new product requires a new approach to ensure that risks are appropriately quantified. Amendments are usually made when a weakness is identified during use of a model or following analysis either by the model developers or by MRM.

MRM’s independent review comprises some or all of the following steps, as appropriate:

•	Testing and challenging the logical and conceptual soundness of the methodology;

•	Testing the assumptions underlying the model, where feasible, against actual behaviour. In its validation report, MRM will opine on the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

•	Testing whether all key appropriate risks have been sufficiently captured;

•	Checking the accuracy of calculations;

•	Comparing outputs with results from alternative methods;

•	Testing parameter selection and calibration;

•	Ensuring model outputs are sufficiently conservative in areas where there is significant model uncertainty;

•	Confirming the applicability of tests for accuracy and stability; recalculating and ensuring that results are robust; and

•	Ensuring appropriate sensitivity analysis has been performed and documented.

Based on the review and findings from MRM, the bank’s model or risk committees with appropriate delegated authority consider whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Models used for regulatory reporting may additionally require regulatory approval before implementation.

*unaudited

Business review Capital and risk management

Risk overview* continued

MRM reassesses the appropriateness of approved risk models on a periodic basis according to the approved Periodic Review Policy. Each periodic review begins with an initial assessment. A decision is then made by an internal model governance committee with appropriate delegated authority. Based on the initial assessment, the committee will decide to re-ratify a model based on the initial assessment or to carry out additional work prior to making a decision. In the initial assessment, MRM assesses changes since the last approval along the following dimensions, as appropriate: change in size/composition of the portfolio, market changes, model performance, model changes, status of any outstanding issues, scheduled activities including work carried over from previous reviews.

MRM also monitors the performance of RBS’s portfolio of models. By engaging with the business and model users, MRM assesses whether models still capture underlying business rationale appropriately.

Risk culture and appetite

Risk culture

A strong risk culture, as part of a healthy organisational culture, is essential to the realisation of RBS’s ambition to build a truly customer-centric bank.

It seeks to create a strong risk culture that becomes part of the way people work and think. Such a culture should be supported by robust practices on risk identification, measurement and management, and on associated controls and governance. Risk competencies, mindsets and behaviours needed to support RBS’s risk culture should be embedded across the organisation and made integral to performance reviews.

In 2015 RBS made significant steps in measuring and benchmarking its risk culture across all areas of the bank. This has resulted in agreement on its target risk culture and initiatives needed to achieve it. While changing organisational culture will take time, RBS’s risk culture objectives form a key part of individual performance objectives at all levels of the bank.

RBS’s target risk culture is clearly aligned to its core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. They act as a clear starting point for a strong and effective risk culture.

Aligned to these values is the Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision making and a clear focus on good customer outcomes. They are aligned with the people management and remuneration processes to support a positive and strong risk culture through appropriate incentive structures.

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

If conduct falls short of RBS’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. The Group Performance and Remuneration Committee also consider risk performance and conduct when determining overall bonus pools. The Committee’s decisions on pay aim to reinforce the need for good behaviours by all employees.

RBS’s policies require that risk behaviour assessment is incorporated into performance assessment and compensation processes for enhanced governance staff.

Risk-based key performance indicators

RBS-wide remuneration policy requires remuneration to be aligned with, and to support, effective risk management. The policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the UK Remuneration Code. For further information refer to page 71.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to RBS’s learning strategy.

RBS offers a wide range of risk learning across the risk disciplines: Market Risk; Credit Risk; Operational Risk; Enterprise Risk; and Conduct and Regulatory Risk. This training can be mandatory, role specific or for personal development and includes technical and behavioural content.

There is mandatory learning that has to be completed by everyone and is focused on keeping employees, customers and the bank safe. This learning is accessed via the online learning system and is dependent on their role and business area. This makes it easy for employees to access and complete and allows monitoring at all levels to ensure completion.

*unaudited

Business review Capital and risk management

Risk overview* continued

Risk appetite

Risk appetite is the way in which RBS expresses the level of risk it is willing to accept in order to achieve its strategic, business and financial objectives.

It is key to ensuring overall safety and soundness and in embedding a strong risk culture throughout RBS.

The Board reviews and approves the risk appetite framework annually, establishing the level and types of risks RBS is able and willing to take in order to meet its:

•	Strategic objectives - The strategic plan is built on the core foundations of serving customers well, building a sustainable risk profile and creating long-term value for its shareholders; and

•	Wider obligations to stakeholders - If RBS is safe and sound and puts serving customers at the heart of its thinking, it will also perform well for its owners, employees, regulators and communities.

Risk appetite is set for material risks and is cascaded and embedded across RBS. It clearly informs, guides and empowers the businesses to execute their strategies within risk appetite.

Strategic risk appetite

RBS’s risk appetite framework is designed to ensure RBS remains safe and sound and serves customers and wider stakeholders.

The Board has set out four key strategic risk appetite objectives, aligned with the strategic plan, which provide the boundaries within which the risk appetite for all material risks is set. The strategic risk appetite objectives are:

•	Maintain capital adequacy. To ensure there is sufficient capital resources to meet regulatory requirements and to cover the potential for unexpected losses.

•	Deliver stable earnings growth. To ensure that strategic growth is based around a longer-term risk-versus reward consideration, RBS sets risk appetite to remain profitable under severe stress.

•	Designed to ensure stable and efficient access to funding and liquidity. To ensure that there is sufficient funding to meet its obligations, taking account of the constraint that some forms of funding may not be available when they are most needed.

•	Maintain stakeholder confidence. To ensure that RBS is respected, valued and trusted by stakeholders (customers, employees, debt and equity investors, regulators and the wider community) to attain its strategic objectives, and establish and maintain an appropriate business culture and operational controls.

The strategic risk objectives are the bridge between the RBS-wide business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business franchises on a day-to-day basis.

Risk appetite measures

Risk appetite starts with the strategic goals set by the Board and is cascaded through key limits and risk tolerances that influence decision-making at all levels.

Risk appetite is set in a manner that:

•	Is aligned to business and financial goals. The risk appetite framework ensures that risk is managed in a manner that aligns to and supports the attainment of business and financial objectives.

•	Is meaningful to the business. Where possible risk appetite is expressed quantitatively and in a manner that can be cascaded meaningfully and unambiguously to the business. Risk control frameworks and limits set detailed tolerances and limits for managing risk (such as credit risk and market risk) on a day-to-day basis. These limits support, and are required to be consistent with, the strategic risk appetite.

•	Considers performance under stress. The establishment and monitoring of risk appetite considers potential risk exposures and vulnerabilities under plausible stress conditions

Effective processes exist for frequent reporting of RBS’s risks against agreed risk appetite to the Board and senior management.

Risk appetite statements

Risk appetite statements provide clarity on the scale and type of activities permitted, in a manner that is easily communicated.

Risk appetite is set at RBS-wide level then cascaded and embedded across all businesses and support functions.

Each franchise, RBS-wide material risk owner, function and material legal entity is required to develop, own and manage a risk appetite statement that:

•	Evidences alignment with strategic objectives and financial plans.

•	Articulates the level of acceptable risk for all risks deemed material.

•	Articulates the escalation path to be followed in the instance of a breach in risk appetite.

*unaudited

Business review Capital and risk management

Risk overview* continued

The communication of risk appetite helps embed appropriate risk taking into the bank’s culture.

Risk control frameworks and limits

Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite in day-to-day risk management decisions. The risk control frameworks manage risk by expressing a clear tolerance for material risk types that is aligned to business activities.

The RBS Policy Framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in RBS’s risk control and governance. Its integrated approach is designed to ensure that appropriate controls, aligned to risk appetite, are set for each of the material risks it faces, with an effective assurance process put in place to monitor and report on performance. Risk appetite has its own policy within the RBS Policy Framework. This policy sets out clear roles and responsibilities to set, measure, cascade and report performance against risk appetite, and provides assurances that business is being conducted within approved risk limits and tolerances.

*unaudited

Business review Capital and risk management

Risk overview* continued

Risk coverage

The main risk types faced by RBS are presented below. For further information, refer to pages 154 to 260.

Risk type	How the risk arises	2015 overview (1)
Capital adequacy risk	Capital adequacy risk arises from inefficient management of capital resources.

•      Capital strength continued to improve throughout 2015, driven by the successful execution of exit strategy including the disposal of Citizens and continued de-risking of the balance sheet, primarily in Capital Resolution. RBS’s CET1 ratio improved from 11.2% to 15.5% at 31 December 2015 despite absorbing the 0.7% impact of the pension accounting policy change and 0.8% impact from additional US RMBS and PPI provisions of £2 billion during Q4 2015.

•      Capital structure extended and leverage ratio improved through issuance of £2 billion AT1 capital notes in August 2015.

•      RWAs have reduced by £113 billion from £356 billion to £243 billion, ahead of our year-end target of £300 billion, driven by the disposal of Citizens (£63 billion) and the continued progress of Capital Resolution down £46 billion. There were further small reductions across most core business.

•      Leverage ratio improved from 4.2% to 5.6% reflecting the improvements in capital strength, including AT1 issuance, as well as reduction in funded assets by £145 billion from £697 billion to £553 billion.

•      RBS would have a GSIB capital surcharge requirement of 1.0% of RWAs, based on the FSB’s most recent determination of RBS’s systemic importance, a reduction from 1.5% previously.

Liquidity and funding risk	Liquidity and funding risk arise through the maturity transformation role that RBS performs and arises from day-to-day operations.

•      The liquidity portfolio increased by £5 billion in the year to £156 billion, primarily reflecting the strategic run-down of Capital Resolution loans faster than the associated liabilities and proceeds from the Citizens share sales; this was offset to some extent by UK PBB and Commercial Banking loan growth.

•      Short-term whoesale funding (STWF) including derivative collateral decreased by £16 billion to £38 billion mainly due to the maturity of term debt issued during the financial crisis. STWF excluding derivative collateral covering short-term wholesale funding (STWF), by more than nine times.

•
LCR was 136% at 31 December 2015, with the improvement from 112% at year end 2014 primarily reflecting the strategic run-down of Capital Resolution assets at a faster rate than their associated liabilities. The ratio was strengthened by the placing of surplus Capital Resolution liabilities in short-term liquid assets.

•      NSFR, based on RBS’s interpretation of the Basel framework, had increased to 121% at 31 December 2015 from 112% at 31 December 2014. The increase in the metric is also partly due to the reduced need for stable funding as a result of Capital Resolution rundown.

•      The customer loan:deposit ratio reduced to 89% compared with 95% at the end of 2014. This reflects the strategic run down of Capital Resolution loans and higher retail and commercial deposits, this was partly offset by loan growth within UK PBB and Commercial Banking.

•      Based on its assessment of the PRA’s proposals, RBS may issue between £3-£5 billion per annum during 2016-2019 to meet MREL requirements.

Business risk	Business risk arises from exposure to, and the ability to assess the impact of, changes in the macro-environment, competition, business operations and technology.

•      RBS reduced its business risk profile by implementing its strategic plan to shift the business mix towards the UK and the retail and commercial banking segments, with riskier activities in CIB and Capital Resolution curtailed via disposals and run-down.

•      RBS continued with its simplification agenda and cost reduction programme.

Note:

(1)	Refer to page 430 for abbreviations and acronyms.

*unaudited

Business review Capital and risk management

Risk overview* continued

Risk type	How the risk arises	2015 overview
Reputational risk	Reputational risk can arise from the conduct of employees; activities of customers and the countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

•      The importance of reputational risk was reinforced with the implementation of a Reputational Risk Policy across business franchises and functions to improve the identification, assessment and management of customers and issues that present a reputational risk.

•      The most material threats to RBS’s reputation continued to originate from historical and more recent conduct issues. As a result, RBS has been the subject of investigations and reviews by a number of its regulators, some of which have resulted in fines and public censure.

Conduct and regulatory risk

Conduct risk arises if customers are not treated in line with their and other stakeholders’ expectations. Conduct risk also arises if RBS does not take effective action to prevent fraud, bribery and money laundering.

Regulatory risk arises from RBS’s regulatory, business or operating environments and RBS’s response to them.

•      Conduct and litigation costs were £3.6 billion in 2015 compared with £2.2 billion in 2014 and included additional provisions of £2.1 billion for historical investment banking activity in the US and £0.6 billion for PPI. RBS continued to remediate historical conduct issues, while also focusing its customer-facing businesses and support functions around the needs of its customers.

•      A new Conduct Risk Appetite Framework was established.

•      RBS implemented programmes to prepare for ring-fencing and the UK’s new individual accountability regime, as well as other future regulatory requirements; there was significant investment in anti-money laundering controls, governance and training.

Operational risk

Operational risk arises from a failure to manage operations, transactions and assets appropriately. It may arise from human error, an inability to deliver change on time or adequately, or the unavailability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law.

•      The functional operating model for operational risk was embedded, with the aim of ensuring this is managed consistently across RBS. This supplemented work by the customer businesses to improve understanding of the operational risk profile and the actions required to mitigate risks outside of appetite.

•      Following the major IT incident of 2012, there was further significant investment in upgrading RBS’s core banking technology infrastructure and in improving a broad range of processes and tools.

•      The threat to the security of RBS’s information from cyber attacks continued to be closely monitored. During 2015 RBS participated in industry-wide cyber attack simulations in order to help test and develop defence planning. Actions taken to mitigate the risk included a large-scale programme to improve user access controls, a reduction in the number of external websites, and enhanced protection against malware.

•      Operational Risk continued to oversee the execution of major projects, including the transformation plan, the restructuring of CIB and the divestment of Williams & Glyn. This ensured the associated risks were assessed and understood with mitigating activity in place wherever possible.

*unaudited

Business review Capital and risk management

Risk overview* continued

Risk type	How the risk arises	2015 overview
Pension risk	RBS is exposed to pension risk through its defined benefit schemes and the variations in their value.

•      Following developments in pension accounting and reporting during 2015, RBS revised its policy for determining whether or not it has an unconditional right to a refund of any surpluses in its employee pension funds and also revised prior periods. The incremental impact of this, combined with the accelerated payment expected to be made in 2016, is anticipated to improve RBS’s risk profile, capital planning, and resilience through the period to 2019. The accelerated payment is also expected to provide the Main Scheme Trustee with more flexibility over investment strategy.

•      Subject to PRA approval, the adverse CET1 capital impact resulting from the accounting policy change and the accelerated payment is expected to be partially offset by a reduction in CET1 capital requirements. Any such core capital offsets are likely to occur at the earliest from 1 January 2017, but they will depend on the PRA’s assessment of RBS’s CET1 capital position at that time.

Credit risk	Credit risk arises from lending and AFS debt securities. Counterparty credit risk results from derivatives and securities financing transaction activities.

•      Overall credit risk exposure decreased in 2015 in line with RBS’s strategy to decrease exposure in non-strategic regions. The growth in UK PBB gross mortgage lending reflected our strategy to refocus the business on the UK market, as well as improving economic conditions and increasing house prices in a continuing low interest environment.

•      Risk appetite limits for the sector and product and asset class frameworks were reduced taking account of the revised risk appetite associated with the restructured CIB business.

•      Asset quality improved due to continued focus on reducing risk concentrations and the reduction in exit portfolios driven by the RCR disposal strategy as well as improving economic and market conditions in the UK and Ireland.

•      Deteriorating market conditions in the Oil & Gas and Mining & Metals sectors have led to heightened credit monitoring in these sectors. However, there was no material deterioration in asset quality during 2015 with the majority of the portfolios remaining investment grade.

•      Overall credit metrics strengthened in 2015 principally reflecting Capital Resolution disposals but also the impact of supportive economic conditions:

°       Impairment provisions of £7.1 billion (2014 - £18.0 billion) covered REIL of £12.2 billion (2014 - £28.2 billion) by 59% (2014 - 64%).

°       CRE lending fell to £27.6 billion from £43.3 billion at the end of 2014, of which £3.6 billion (2014 - £13.3 billion) was REIL with provision coverage of 58% (2014 - 68%).

Market risk

The majority of RBS’s traded market risk exposure arises in CIB and Capital Resolution through transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivatives.

The majority of its non-traded market risk exposure arises from retail and commercial banking activities in all franchises from assets and liabilities that are not classified as held for trading.

•      Average trading internal VaR decreased to £18.9 million (2014 - £27.8 million), reflecting strategic exits including from US asset-backed products trading in the first half of 2015.

•      RWAs decreased by £2.8 billion to £21.2 billion, primarily in Capital Resolution.

•      Non-trading interest rate VaR was significantly lower following the divestment of Citizens.

*unaudited

Business review Capital and risk management

Capital management*

Definition

Capital management lies at the core of RBS’s strength and sustainability goals. RBS defines capital as that part of the liability side of its balance sheet that has the capacity to absorb losses. The construction of capital starts with Common Equity Tier 1 (CET1) and other classes of capital such as Additional Tier 1 (AT1) and Tier 2. RBS will build up sufficient minimum requirements for eligible liabilities (MREL) over the coming years in line with regulatory requirements. Capital management involves the optimisation and efficient use of capital required by the bank’s businesses, the outcomes of stress testing, the requirements of the market and the regulators and the supply of adequate forms of capital at acceptable prices.

All the disclosures in this section are unaudited.

Overview and key developments

•	Capital strength continued to improve during 2015, driven by the successful execution of exit strategy including the disposal of Citizens and continued de-risking of the balance sheet, primarily in Capital Resolution. CET1 ratio improved from 11.2% to 15.5% at end 2015 despite absorbing the 0.7% impact of the pension accounting policy change (0.4% on a pro forma basis at end 2014) and 0.8% impact from additional US RMBS and PPI provisions of £2 billion during Q4 2015.

•	Capital structure extended and improved leverage ratio through the over-subscribed issuance of US$3.15 billion (£2 billion) AT1 capital notes in August 2015.

•	RWAs have reduced by £113 billion from £356 billion to £243 billion, ahead of year end target of £300 billion, driven by the disposal of Citizens (£63 billion) and the continued progress of Capital Resolution (down £46 billion).There were further small reductions across most core businesses.

•	The de-risking throughout 2015 has allowed RBS to free up capital into the core franchises, helping to align to our strategy of becoming a more focused bank better able to serve our customers in our key markets.

•	Leverage ratio improved from 4.2% to 5.6% reflecting the improvements in capital strength, including AT 1 issuance as well as reduction in leverage exposure, as funded assets fell by £145 billion to £553 billion. The pension accounting policy change lowered the leverage ratio by approximately 0.2% at 31 December 2015 and on a pro forma basis at end 2014.

•	RBS’s current Pillar 2A requirement was 5.0% of RWAs at 31 December 2015, with 56% met by CET1 capital (2.8%). The Prudential Regulation Authority (PRA) Pillar 2A assessment is a point in time measure of the amount of capital that is required to be held to meet the overall financial adequacy rules. This assessment may change over time, including as a result of an at least annual supervisory review and evaluation of RBS’s internal capital adequacy assessment process.

•	Based on PRA’s proposals on MREL being twice current minimum Pillar 1 and Pillar 2A requirements, RBS’s current MREL rates equivalent would be approximately 13%.

•	Based on CRR requirements being phased in by 2019, RBS would have a GSIB surcharge requirement of 1.0% (previously 1.5%) of RWAs, based on the FSB’s most recent determination of RBS’s systemic importance.

Risk appetite and strategy

Risk appetite

The RBS risk appetite framework establishes appetite targets on quantitative and qualitative measures which are set by the Board, aligned with its key strategic risk objectives.

RBS has a capital management framework including policies and procedures that are designed to measure actual and projected capital performance against risk appetite, ensures that it continues to comply with regulatory requirements and is positioned to meet anticipated future changes to its capital requirements.

RBS’s capital risk appetite, which informs its capital targets, is reviewed and set annually by the Board. Capital risk appetite sets target ratios for CET1 and leverage under stress scenarios and reverse stress tests. These then inform capital targets for CET1 and leverage. RBS also looks at other factors that may impact capital targets such as double leverage, distributable reserves, capital headroom to Maximum Distributable Amount (MDA) and intra group limits and exposures. Risk appetites are also set at legal entity level and may encompass additional specific risk measures such as intra group exposures and limits and double leverage.

Strategy

RBS maintains a sufficient level of capital that allows it to operate over its strategic horizon with an agreed risk appetite in pursuit of its business strategy, taking into account regulatory requirements, support for customers and to provide confidence to stakeholders.

RBS is able to accumulate additional capital through the reduction in RWAs (either through disposals or natural attrition) accumulation of profits over time, by raising new equity via, for example, a rights issue or debt exchange and by raising AT1 and Tier 2 capital by issuing subordinated liabilities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time. RBS is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.

The level of CET1 at the consolidated level and within specific legal entities is the cornerstone of capital strategy. Complementing CET1, RBS issues externally and will allocate internally AT1 capital, Tier 2 capital and looking forward, MREL instruments in accordance with internal needs, regulatory requirements and strategic plans. The amount of additional capital is determined as part of the annual budgeting cycle, by market conditions and through ongoing dialogue with regulators. It is under constant review and evaluation to ensure that it provides efficient and optimally valued benefits to the bank at all times.

The capital raising strategy is driven by two factors: the optimal blend to satisfy regulatory requirements, and the most cost effective means of financing. RBS has a range of instruments available to it both internally and externally. RBS also has legacy capital instruments that may still have some transitional benefits under the changing regulatory framework. RBS constantly looks at the value and efficiency provided by those instruments and will take such market related actions to the extent that circumstances and conditions merit such action. RBS’s policy is to manage its externally issued portfolio of debt securities for value.

*unaudited

Business review Capital and risk management

Capital management* continued

Framework and governance

The framework for capital management within RBS first looks at the sources and drivers of risk based capital requirements. Through the internal budget and planning cycle, and increasingly through stress testing, each franchise balances the blend of products that is offered to customers, having regard to the impact of each on capital and leverage against the backdrop of the overall business strategy

A number of tools and processes taken together contribute to an integrated view of capital management. The diagram below is used to present this view:

Governance

The Board sets the strategic direction and ensures RBS manages risk effectively by approving and monitoring RBS’s strategic risk appetite, considering RBS-wide stress scenarios and agreed mitigants, as well as identifying longer-term strategic threats to the business operations. The Board also approves the ICAAP.

Capital planning

RBS uses the budgeting cycle to forecast future capital requirements at CET1, Tier 1, Tier 2 and total capital levels including MREL at both RBS level and major operating entity level. Forecasts are measured against minimum regulatory requirements and specific regulatory guidance such as the Individual Capital Guidance.

Strategic considerations in the medium-term capital plan will be driven by key impacts such as a more restrictive approach to the capital base, higher capital ratio targets and enhanced risk coverage.

Stress Testing (and use of)

This is an integral part of capital planning. Stress testing results are produced through the same capital planning and stress testing models used for the budgeting and monthly review.

In addition to informing the ICAAP, stress testing in RBS is a key risk management tool used to support strategic financial planning, risk appetite, risk identification and risk mitigation.

Stress testing results are presented to senior management (and BRC/Board) periodically, and used to assess capital impacts of business decisions

Recovery and resolution planning

RBS prepares an annual recovery plan, which include a framework of indicators identifying the points at which appropriate actions may be taken in the event of unexpected weaknesses in its capital or liquidity resulting from either idiosyncratic or systemic stress, as well as a menu of options for addressing such weaknesses. RBS’s 2015 Recovery Plan was prepared in line with the PRA’s requirement that banks prepare, maintain and review recovery plans.

Internal Capital Adequacy Assessment Process (ICAAP)

The ICAAP assesses RBS’s material risks determining how much capital is required to cover these risks. The ICAAP consists of two types of internal capital assessment:

•      a Point-in-time capital assessment as at the financial year end, and

•      a Forward-looking stress capital assessment.

The final ICAAP is approved by the Board prior to submission to the PRA.

Assessing, monitoring and maintaining adequate capital. It is RBS’s policy to build and sustain a strong capital base and to use it efficiently throughout its activities to support strategic objectives and optimise shareholder returns while maintaining a prudent relationship between its capital base and the underlying risks of the business, including the risk of excessive leverage.

Board Risk Committee (BRC)

With sight of various risk types the Board Risk Committee (BRC) is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures of RBS and future risk strategy, including determination of risk appetite and tolerance.

Capital Risk Assessment (CRA)

CRAs are annual ‘top down’ processes to help identify, understand and assess material risks. Consideration is given to whether and how much capital should be set aside against each risk type forming a key input to the ICAAP. For effective risk management CRAs are marked against financial or non-financial thresholds.

*unaudited

Business review Capital and risk management

Capital management* continued

Capital planning

Capital and leverage is actively managed and regulatory ratios are a key factor in the Group’s planning processes and stress analyses. Capital planning is an activity undertaken within Treasury to determine the appropriate amount of capital needed over the budget horizon under both base and stress projections using both risk and leverage based assessment tools and given a specific risk appetite.

Capital plans are derived for RBS overall and its major operating, regulated entities. Capital plans are prepared in compliance with specific regulatory rules (for example CRD IV) and in accordance with system wide and local, specific regulatory guidance. Capital plans for UK regulated entities are drawn up centrally whereas capital plans for non-UK regulated entities are drawn up locally and subject to central review and challenge to ensure consistency of approach and adherence to capital management policies.

The starting point for any capital plan will be with the annual budget cycle which forecasts the bank’s balance sheet trajectory over a 5 year forward looking horizon. The budget cycle will incorporate assumptions about the future shape and direction of the balance sheet of RBS and its operating entities. It will include assumptions around the future path of RWAs, profitability and tax. Idiosyncratic factors such as conduct and litigation costs and disposals are also considered. Finally known or expected system or firm specific regulatory guidance (for example phasing in of CRD IV assumptions or leverage requirements) are also considered.

The capital plans are tested for capital adequacy and measured against the bank’s risk appetite framework using a range of stress scenarios covering adverse economic conditions as well as other adverse factors that could impact the bank. In addition the bank maintains a recovery plan which sets out a range of potential mitigating actions that could be taken in response to an extreme stress. Known and expected assumptions around the future direction of regulation is also taken into account. Furthermore specific idiosyncratic risks such as conduct risk are factored into capital plans.

From these inputs a forecast will be derived on how much capital is required to support these assumptions using both risk and leverage based approaches. This will estimate the required amount of CET1 through to non-capital minimum requirement eligible liabilities (MREL) in each period over the forecast.

Once the capital plan is approved it is then subject to ongoing review and assessment to reflect changes to the underlying components such as forecasts or new regulatory guidance or assumptions. Shorter term forecasts are more frequently undertaken to understand and respond to variations of actual performance against the plan.

Capital policies and procedures are subject to independent oversight. Regular reporting of actual and projected capital and leverage ratios, including those in stressed scenarios, is undertaken, including submissions to the ALCo, ERF, EXCo, Board Risk Committee and the Board.

The regulatory framework within which RBS operates continues to be developed at a global level through the FSB and Basel Committee, at a European level mainly through the issuance of CRD IV technical standards and guidelines and within the UK by the PRA and through directions from the FPC.

RBS continues to monitor regulatory developments very closely, analysing the potential capital impacts to ensure RBS continues to maintain a strong capital position that exceeds the minimum regulatory requirements and risk appetite and is consistent with market expectations.

Capital requirements: Pillar 1 and 2

Capital demand is normally the aggregation of Pillar 1, Pillar 2A, the greater of the CRD IV or Pillar 2B buffers, and any management buffer (for example over and above MDA). Pillar 2 is becoming an increasingly important component of our capital requirements.

Pillar 2A is determined through the ICAAP process mentioned herein and reflects RBS specific risks. Factors driving Pillar 2 requirements include operational risk, interest rate risk in the banking book, credit concentration risk and pension risk amongst others.

The Pillar 2B requirement and recently introduced PRA buffer reflects the impact of stress through the analysis undertaken in annual ICAAP. The amount of stress capital may well also be informed by performance under the new regulatory stress testing process. The amount of stress based capital requirement is the higher of Pillar 2B or the CRD IV risk buffers plus any management buffer.

A management buffer may be overlaid on top of that to reflect additional risks that the Board believe are prudent to cover (such as headroom over and above any MDA threshold).

Capital supply

Capital supply consists of the amount of CET1, AT1, Tier 2 and, going forward, non-capital MREL securities in existence at any one time.

The capital planning process determines the most efficient mix between these different types of security in keeping with the bank’s strategic plans and risk appetite. Considerations include:

•	Internal risk appetite (including stress testing);

•	Regulatory policies and guidance; and

•	Market conditions and expectations.

The bank will issue capital securities from time to time and may engage in selective buy backs, liability management exercises and other market actions in line with its stated risk appetite and other metrics. RBS’s policy is to manage its externally issued portfolio of debt securities for value.

*unaudited

Business review Capital and risk management

Capital management* continued

Stress testing

The diagram below summarises a number of areas where stress testing is used within RBS. These include four overall categories, including strategic, financial and capital planning, risk appetite, risk identification and risk mitigation.

Stress testing usage within RBS
1	Strategic financial & capital planning
• Assess impact of plausible downside scenarios on financial position.
• Assessment of strategic plans against market concerns and headwinds.
2	Risk appetite
• Better understanding of underlying risks to inform the setting of risk appetite (e.g. sector reviews, earnings volatility, reverse stress test).
• Assess the impact of current business strategies on risk appetite.
• Identify drivers of risk appetite triggers.
3	Risk identification
• Manage business through improved understanding of the underlying risk. Examples:
° Tail risk assessment: identification of risky portfolios that breach a series of pre-determined triggers.
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

*unaudited

Business review Capital and risk management

Capital management* continued

Stress testing process and techniques

The stress testing process has four key stages.

•	Stress scenario definition:

°	RBS-specific vulnerabilities are identified and linked to the development of relevant stresses;

°	Scenario is defined, severity calibrated and parameters established; and

°	Governance is put in place for stress theme approval and scenario validation.

•	Stress test execution and governance:

°	Impact of stress scenario is translated via relevant risk drivers such as RWAs, impairments;

°	Profit and loss impacts of stress scenario are also assessed; and

°	Review of stress output by the business as well as risk, treasury and finance teams.

•	Consolidation and capital planning:

°	Segmental results are consolidated to provide a combined view of stress impact;

°	Stressed profit and loss and RWA assessment contribute towards arriving at a stressed capital plan;

°	Additional capital impacts under stress are considered such as pension deficit, foreign exchange reserves; and

°	Final stressed capital, leverage and liquidity ratios are produced for each year of the scenario.

•	Management actions and governance:

°	Internal subject matter experts determine a ‘menu’ of possible management actions under stress conditions such as capital raising, de-risking and sale of assets, and cost reduction; and

°	Stress testing is reviewed by senior risk management and executives; and governance is provided by ERF, BRC and Board.

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

Regulatory stress test exercises

RBS also takes part in external stress tests as part of wider stress testing frameworks implemented by regulatory authorities to test industry-wide vulnerabilities under crystallising global systemic risks. In 2015, RBS participated in a regulatory stress test designed by the Bank of England (BoE).

The BoE stress test exercise tested the impact of a synchronised global downturn triggered by a sharp slowdown in China and deep recession in the eurozone, amidst amplifying disinflationary pressures. In particular, the scenario examined the resilience of UK banks to corporate vulnerabilities such as deep recession in trading partners’ economies. Under the scenario, the UK suffers a severe recession with economic uncertainty damaging confidence and causing business investment contraction, a housing market shock and a significant rise in unemployment accompanied by a period of deflation.

Under the Bank of England’s hypothetical adverse scenario, the results show that RBS’s capital position remains above the threshold CET1 ratio of 4.5% and meets the leverage ratio of 3.0% with a low point of 6.1% CET1 ratio and 3.0% leverage ratio after ‘strategic’ management actions. The PRA Board judged that RBS did not meet its individual capital guidance after management actions in this scenario. Since December 2014, RBS has taken actions to improve its capital position. During the course of 2015, RBS issued £2 billion of AT1. In light of the steps that RBS has already taken to strengthen its capital position, coupled with its plans for future AT1 issuance, the PRA Board did not require RBS to submit a revised capital plan.

*unaudited

Business review Capital and risk management

Capital management* continued

Internal capital adequacy assessment process (ICAAP)

The ICAAP assesses RBS’s material risks and determines how much capital is required to cover these risks.

The ICAAP consists of two types of internal capital assessment:

•	Point-in-time capital assessment as at the financial year end:

°	Pillar 1 - CET1 4.5% of credit, market and operational RWAs at the financial year end.

°	Pillar 2A - additional capital requirements for risks not captured or not adequately captured in Pillar 1. A Capital Risk Assessment is performed to ensure that all material risks are identified, appropriately managed and adequately capitalised where appropriate.

•	Forward-looking stress capital assessment:

°	Pillar 2B - Capital planning buffer is set to ensure RBS maintains adequate capital resources in stress to allow it to continue to meet the minimum capital requirements. The current capital planning buffer will be replaced by the PRA buffer from 1 January 2016.

The final ICAAP is approved by the Board prior to submission to the PRA. Component parts of the ICAAP are set out in the diagram below.

Internal capital adequacy assessment process

*unaudited

Business review Capital and risk management

Capital management* continued

Economic capital

An economic capital framework and associated models are used by RBS as a supplement to other risk and capital management tools, such as stress testing and regulatory capital. Economic capital enables the bank to assess the adequacy of capital allocated to its material risks at different confidence levels/severities and to incorporate the assessment of additional risks that are not fully addressed by other measures, for example, concentration risk, which is not addressed by regulatory capital requirements. Models are developed and maintained for the bank’s material risk categories and are used in the ICAAP, to assess risk profiles within the risk appetite framework and as part of risk management frameworks e.g. operational risk and credit risk management.

The characteristics of the models relating to these risks are consistent across risks, business lines and throughout the economic cycle, but are also flexible to allow outcomes to be employed for a number of purposes e.g. severity level/confidence interval, time horizon and correlations. Models have been developed internally but are subject to rigorous governance including external benchmarking, independent validation and extensive internal review and challenge. Models are regularly reviewed and continue to be updated for new data sources and improvements in risk modelling methodology.

The ability to change severity levels supports the management of earnings volatility and capital risk. Economic models are used in the ICAAP, assessing risk profiles within the risk appetite framework and functional risk management such as Operational Risk and Credit Risk management.

Recovery planning

In line with regulatory requirements, RBS regularly updates its recovery plans, which include a framework of indicators identifying the points at which appropriate actions may be taken in the event of unexpected weaknesses in its capital or liquidity resulting from either idiosyncratic or systemic stress, as well as a menu of options for addressing such weaknesses. Recovery plans are subject to an ongoing improvement assessment in line with regulatory feedback and internal standards and expectations.

RBS continues to develop its resolution capability and planning in line with best practice and regulatory guidance.

Recovery Plans are required to be updated annually; it is anticipated that RBS’s 2016 Recovery Plan will be prepared in line with revised rules taking into account the European Union Bank Recovery and Resolution Directive of 2014 and the European Banking Authority’s regulatory technical standards on recovery planning. These rules would require a bank to notify the PRA, without delay, if it decides to take action under the recovery plan or refrains from taking action.

Regulatory developments and RBS’s current and future capital position

Regulatory proposals and rules issued or set by the following regulators are the most relevant for RBS:

•	Basel - recommendations for all major international institutions - usually through Basel Committee of Banking Supervision (BCBS);

•	EU - issue consistent rules for all EU banks and investment firms, commonly through the European Banking Authority (EBA); and

•	PRA - additional local rules for UK banks and investment firms.

Capital

Following the implementation of the Basel III proposals through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD), collectively known as CRR/CRD IV, which came into effect on 1 January 2014, the regulatory drive towards improved capital standards for banks continues and is centred on three broad themes:

•	Robust definitions of capital for CET1 and leverage purposes that are not dependent on one or more economic cycles;

•	Improved strength of banks, with strategic plans and business models capable of undergoing one or more significant stress events; and

•	Valid and viable recovery plans in place for banks to return to normality after a period of stress or, easy application of the resolution frameworks.

Many of these aspects still require analysis and debate and therefore any implementation is likely to take many years.

CRR/CRD IV introduced the following minimum requirements to be met by 2019:

•	Pillar 1 requirement of: CET1 of 4.5% of RWAs; Tier 1 of 6%; and total capital of 8%;

•	CRD IV Combined buffers: capital conservation buffer of 2.5% of RWAs; countercyclical capital buffer of up to 2.5%; GSIB surcharge of 1.0% based on the most recent determination from the FSB; and

•	Minimum Tier 1 leverage ratio of 3%.

The PRA policy statement PS7/13 outlined changes to the minimum level of CET1 capital for large UK banks as follows:

•	The PRA required UK banks to meet the CRD IV end point Pillar 1 requirement from 1 January 2015;

•	All Pillar 2A risks must be met with at least 56% CET1 capital. This matches the proportion of CET1 capital required for Pillar 1. The remaining (44%) allocation of Pillar 2A is restricted to 19% Tier 1 and 25% Tier 2; and

•	All regulatory deductions from capital align CET1 with the end-point CRR definition, effectively making fully loaded Basel III the regulatory definition.

*unaudited

Business review Capital and risk management

Capital management* continued

The PRA issued Policy Statement 17/15 in July 2015 setting out the Pillar 2 capital requirements for UK banks. The changes are intended to support a more risk sensitive and consistent approach to setting Pillar 2A (P2A) capital and to provide greater transparency of the PRA capital setting process by allowing firms to manage present and future regulatory capital demands. Implementation is from 1 January 2016 in line with the CRD IV capital conservation and systemic buffers and the European Banking Authority’s Supervisory Review and Evaluation Process guidelines. The changes are as follows:

•	The variable element of P2A is now expressed as a percentage of RWAs plus fixed add-ons instead of the current method where P2A is a formula comprising both a variable and a fixed element;

•	The PRA buffer replaces the current Capital Planning Buffer (CPB). Use of the buffer will not be a breach in capital requirements and will not result in capital distribution restrictions however, failure to meet Pillar 2B (P2B) buffer may result in enhanced supervisory action;

•	The P2B buffer is now calculated as a percentage of RWAs rather than absolute terms and is to be met with CET1;

•	Firms already subject to a CPB are required to meet P2B with CET1 in full immediately;

•	Where the PRA considers that firms have weak risk management or governance, PRA may require firms to hold additional PRA buffer on a scalar ranging from 10-40% of a firm’s CET1 Pillar 1 plus P2A capital requirements; and

•	Firms have the discretion to publicly disclose their aggregate P2A charge from 1 January 2016. Component parts of P2A and the PRA buffer remain confidential.

Leverage

Leverage ratio requirements are also subject to the following key aspects (consistent with proposals outlined in PS27/15 - ‘Implementing a UK leverage ratio framework’):

•	Minimum Tier 1 leverage ratio of 3%. To be met 75% by CET1 and a maximum 25% AT1;

•	A supplementary leverage buffer applying to GSIBs equal to 35% of the corresponding risk-weighted systemic risk buffer rates to be met with CET1; and

•	A countercyclical leverage ratio buffer equal to 35% of the risk-weighted countercyclical capital buffer rate to be met from CET1. The countercyclical buffer is currently set at 0%.

Stress testing

In October 2015, the BoE published its approach to stress testing of the UK banking system out to 2018. The publication outlines the following key features of the BoE approach:

•	A cyclical scenario to assess the risks to the banking system based on the financial cycle.

•	The severity of the scenario to be counter-cyclical in nature.

•	Every second year, the BoE will complement the annual testing with an additional exploratory scenario to probe the resilience of the system to risks not easily linked to the financial cycle.

•	The BoE intends to include an integrated framework for decision-making around the setting of capital buffers, as well as a clear and transparent process for determining whether banks need to strengthen their capital positions.

•	A hurdle rate framework is to be enhanced, and will align to the overall capital framework. Within the hurdle rate, a bank will be expected to meet all of its minimum risk-based CET1 capital requirements (Pillar 1) in the scenario, as well as Pillar 2A CET1 requirements. Additionally, GSIB buffers will be included in the hurdle rate.

As a major UK bank, RBS will be included in the annual cyclical scenarios and may also be required to participate in the biennial exploratory scenario stress tests to the extent that the risks being probed are relevant to RBS.

MREL and TLAC

The banking resolution and recovery directive introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and eligible liabilities (that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (MREL). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding.

The EBA noted that the technical standards would be compatible with the proposed term sheet published by the FSB on TLAC requirements for GSIBs, but there remains a degree of uncertainty as to the extent to which MREL and TLAC requirements may differ.

Following the FSB finalising its TLAC proposals in November 2015, the PRA published its proposed requirements for MREL which will be the way in which the UK implements the TLAC standard. MREL will apply to GSIBs from 2019 and to other relevant UK firms from 2020. The purpose of MREL is to ensure that, in the event of failure, a bank has sufficient loss-absorbing and recapitalisation capacity to allow for an orderly resolution that minimises any adverse impact on financial stability whilst preventing public funds being exposed to loss. The requirements will be firm-specific but the PRA’s consultation paper proposes that MREL will be required:

•	At a consolidated and individual bank level, including for the holding entity of a banking group.

•	At an amount at least equal to two times the current minimum Pillar 1 and Pillar 2A capital requirements, or, if higher, any applicable leverage ratio requirement, or the minimum capital requirements under Basel plus any applicable CRD IV capital buffers: once for loss absorbency, once for recapitalisation

The US Federal Reserve has proposed rules which will require US bank holding companies and intermediate holding companies of foreign banks to hold specified amounts of both long term debt and TLAC from January 2019. RBS is considering the impact of these rules.

*unaudited

Business review Capital and risk management

Capital management* continued

Systemically Important Banks

As at November 2015, RBS was moved down to the lowest bucket for required loss absorbency in the FSB’s updated list of GSIBs.

Regulatory proposals relating to Domestically Systemically Important Banks (DSIBs) and Other Systemically Important Institutions (OSII) continue to be progressed and could impact the level of CET1 that is required to be held by RBS and specific legal entities including NatWest and the Royal Bank. The EBA published in December 2014 a quantitative methodology as to how European regulators could quantify which firms would qualify as DSIBs. The PRA published CP39/15 on this in October 2015, and published its list of the sixteen firms designated as OSII; RBS is included within this list.

Systemic risk buffer (SRB)

In January 2015, HM Treasury issued an explanatory memorandum on the SRB for banks, building societies and investment firms. The regulation implements Articles 133 and 134 of Directive 2013/36/EU and addresses the outstanding capital buffer element of the ring-fencing policy recommended by the Independent Commission on Banking (ICB) and agreed by the UK Government.

The purpose of the SRB is to prevent and mitigate long term non-cyclical systemic or macro prudential risks not covered by existing regulation where there is potential for serious negative consequences for the financial system and real economy

The SRB will apply to large banks with core (ring fenced entity) deposits of more than £25 billion and large building societies with deposits of more than £25 billion. Implementation will occur from 1 January 2019 and capital buffers will range from 0-3% of a firm’s RWAs.

On 29 January 2016, the FPC proposed that those banks and building societies with total assets above £175 billion will be set progressively higher SRB rates as total assets increase through defined buckets. HM Government required the FPC to produce a framework for the SRB at rates between 0% and 3% of RWAs. Under the FPC’s proposals, ring-fenced bank sub-groups and large building societies in scope with total assets below £175 billion will be subject to a 0% SRB. Based on current information, under these proposals the FPC expects the largest ring-fenced bank in 2019 to have a 2.5% SRB. In line with the FPC’s previous announcement on the leverage ratio framework, those institutions subject to the SRB will also be set a 3% minimum leverage ratio requirement, together with an additional leverage ratio buffer calculated at 35% of the applicable SRB rate. For example, an institution with an SRB rate of 1% would have an additional leverage ratio buffer of 0.35%. The proposed calibration is expected to add around an aggregate 0.5 percentage points of risk-weighted assets to equity requirements of the system in aggregate.

The PRA will be responsible for applying the framework and will have ultimate discretion over which firms must hold the buffer and its specific size.

Ring-fencing

•	The UK Financial Services (Banking Reform) Act passed into UK law in December 2013 implementing recommendations of the ICB. The PRA is in the process of finalising its rules with respect to ring-fencing.

•	The PRA is consulting on the need for firms to hold capital resources equivalent to at least 25% of annual fixed overheads in respect of critical services to facilitate operational continuity in resolution.

Basel proposals

The more relevant proposals issued by the BCBS are as follows:

•	Capital floors (BCBS 306);

•	Revised Pillar 3 disclosure (BCBS 309);

•	Total loss absorption capacity (BCBS 342);

•	Standardised approach for credit risk (BCBS 347); and

•	Minimum capital for market risk (BCBS 352).

RBS is continuing its assessments of these proposals.

*unaudited

Business review Capital and risk management

Capital management* continued

Measurement

Capital and leverage: key ratios

Capital, RWAs and risk asset ratios, on the basis of end-point CRR and transitional rules, calculated in accordance with PRA definitions, are set out below.

	2015		2014 (1)
		PRA		PRA
	End-point	transitional	End-point	transitional
	CRR basis (2)	basis	CRR basis (2)	basis
Capital	£bn	£bn	£bn	£bn
CET1	37.6	37.6	39.9	39.6
Tier 1	39.6	46.3	39.9	47.1
Total	47.6	60.0	48.6	60.7

RWAs
Credit risk
- non-counterparty	166.4	166.4	264.7	264.7
- counterparty	23.4	23.4	30.4	30.4
Market risk	21.2	21.2	24.0	24.0
Operational risk	31.6	31.6	36.8	36.8
	242.6	242.6	355.9	355.9

Risk asset ratios	%	%	%	%
CET1	15.5	15.5	11.2	11.1
Tier 1	16.3	19.1	11.2	13.2
Total	19.6	24.7	13.7	17.1

Leverage ratio (3)	2015		2014
Tier 1 capital	£39.6bn	£46.3bn	£39.9bn	£47.1bn
Leverage exposure	£702.5bn	£702.5bn	£939.5bn	£939.5bn
Leverage ratio	5.6%	6.6%	4.2%	5.0%

Notes:

(1)	Capital and leverage ratios have not been restated following the pension accounting policy change. Components within CET1 capital have however been represented to reflect revisions to accounting tangible equity, with corresponding adjustments to other deductions above.

(2)	Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for with the exception of unrealised gains on available-for-sale (AFS) securities which has been included from 2015 under the PRA transitional basis.

(3)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.

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

Capital base:

(1)	Own funds are based on shareholders’ equity.

(2)	2014 includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.

(3)	The adjustment arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full. The prudential valuation adjustment relating to assets under advanced internal ratings approach has been included in impairment provisions in the determination of the deduction from expected losses.

(4)	Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(5)	Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(6)	Based on our current interpretations of the Commission Delegated Regulation issued in December 2013 on credit risk adjustments, RBS’s standardised latent provision has been reclassified to specific provision and is not included in Tier 2 capital.

Risk-weighted assets (RWAs):

(1)	Current securitisation positions are shown as risk-weighted at 1,250%.

(2)	RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and central counterparties.

(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.

(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.

(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

*unaudited

Business review Capital and risk management

Capital management* continued Capital and leverage: Capital resources
	2015		2014
		PRA		PRA
	End-point	transitional	End-point	transitional
	CRR basis	basis	CRR basis	basis
	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders' equity	53,431	53,431	55,763	55,763
Preference shares - equity	(3,305)	(3,305)	(4,313)	(4,313)
Other equity instruments	(2,646)	(2,646)	(784)	(784)
	47,480	47,480	50,666	50,666

Regulatory adjustments and deductions
Own credit	(104)	(104)	500	500
Defined benefit pension fund adjustment	(161)	(161)	(238)	(238)
Cash flow hedging reserve	(458)	(458)	(1,029)	(1,029)
Deferred tax assets	(1,110)	(1,110)	(1,222)	(1,222)
Prudential valuation adjustments	(381)	(381)	(384)	(384)
Goodwill and other intangible assets	(6,537)	(6,537)	(7,781)	(7,781)
Expected losses less impairments	(1,035)	(1,035)	(1,491)	(1,491)
Other regulatory adjustments	(86)	(64)	898	628
	(9,872)	(9,850)	(10,747)	(11,017)

CET1 capital	37,608	37,630	39,919	39,649

Additional Tier 1 (AT1) capital
Eligible AT1	1,997	1,997	—	—
Qualifying instruments and related share premium subject to phase out	—	5,092	—	5,820
Qualifying instruments issued by subsidiaries and held by third parties	—	1,627	—	1,648
AT1 capital	1,997	8,716	—	7,468

Tier 1 capital	39,605	46,346	39,919	47,117

Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,745	6,265	5,542	6,136
Qualifying instruments issued by subsidiaries and held by third parties	2,257	7,354	3,175	7,490

Tier 2 capital	8,002	13,619	8,717	13,626

Total regulatory capital	47,607	59,965	48,636	60,743

Note:

(1)	Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on available-for-sale (AFS) securities which has been included from 2015 for the PRA transitional basis.

The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the year.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2015	39,919	—	8,717	48,636
Loss for the year net of movements in fair value of own credit	(2,583)	—	—	(2,583)
Share capital and reserve movements in respect of employee share schemes	206	—	—	206
Ordinary shares issued	300	—	—	300
Foreign exchange reserve (1)	(1,809)	—	—	(1,809)
AFS reserves	8	—	—	8
Decrease in goodwill and intangibles deduction	1,244	—	—	1,244
Deferred tax assets	112	—	—	112
Prudential valuation adjustments	3	—	—	3
Excess of expected loss over impairment provisions	456	—	—	456
New issue of capital instruments	—	2,007	—	2,007
Dated subordinated debt issues/(maturities)	—	—	(82)	(82)
Net dated subordinated debt/grandfathered instruments	—	—	(713)	(713)
Foreign exchange movements	—	—	90	90
Other movements	(248)	(10)	(10)	(268)
At 31 December 2015	37,608	1,997	8,002	47,607

Note:

(1)	This reflects the recycling of the reserve to profit and loss account following the deconsolidation of Citizens.

*unaudited

Business review Capital and risk management

Capital management* continued

Capital and leverage: Leverage ratio and related disclosures

Leverage exposure

The leverage exposure is based on the CRR Delegated Act.

	End-point CRR basis
Leverage	2015	2014
	£bn	£bn
Derivatives	262.5	354.0
Loans and advances	327.0	419.6
Reverse repos	39.9	64.7
Other assets	186.0	212.7

Total assets	815.4	1051.0
Derivatives
- netting	(258.6)	(330.9)
- potential future exposures	75.6	98.8
Securities financing transactions gross up	5.1	25.0
Undrawn commitments	63.5	96.4
Regulatory deductions and other adjustments	1.5	(0.8)

Leverage exposure	702.5	939.5

Additional analysis of derivative notionals and undrawn commitments, two of the major components contributing to the leverage exposure are set out below.

Leverage ratio and related disclosures: Derivative notionals

The table below analyses the derivative notionals by maturity for contracts other than credit derivatives, and credit derivatives by qualifying and non-qualifying.

	2015						2014
	Derivatives other than						Derivatives other than
	credit derivatives (1)			Credit derivatives (2)			credit derivatives (1)			Credit derivatives (2)
					Non-						Non-
	<1 year	1-5 years	>5 years	Qualifying	qualifying	Total	<1 year	1-5 years	>5 years	Qualifying	qualifying	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Interest rate	8,701	7,328	3,754			19,783	11,069	10,423	5,839			27,331
Exchange rate	2,838	573	291			3,702	3,649	720	306			4,675
Equity	8	8	1			17	42	33	2			77
Commodities	1	—	—			1	1	—	—			1
Credit				56	11	67				99	26	125
Total	11,548	7,909	4,046	56	11	23,570	14,761	11,176	6,147	99	26	32,209

Notes:

(1)	Derivative potential future exposures (PFE) are calculated based on the notional value of the contracts and is dependent on the type of contract. For contracts other than credit derivatives the PFE is based on the type and maturity of the contract after the effect of netting arrangements.

(2)	The PFE on credit derivatives is based on add-on factors determined by the asset quality of the referenced instrument. Qualifying credit derivatives attract a PFE add-on of 5% and have reference securities issued by public sector entities, multilateral development banks or other investment grade issuers. Non-qualifying credit derivatives attract a PFE add-on of 10%.

Leverage ratio and related disclosures: Weighted undrawn commitments
The below table provides a breakdown of weighted undrawn commitments.
	2015	2014
	£bn	£bn
Unconditionally cancellable credit cards	2.4	2.2
Other Unconditionally cancellable items	7.2	4.6
Unconditionally cancellable items (1)	9.6	6.8
Undrawn commitments <1 year which may not be cancelled	0.6	2.3
Other off-balance sheet items with 20% CCF	1.4	2.1
Items with a 20% CCF	2.0	4.4
Revolving credit risk facilities	25.3	38.1
Term loans	4.3	2.8
Mortgages	5.9	4.9
Other undrawn commitments > 1 year which may not be cancelled & off-balance sheet items with 50% CCF	5.3	10.1
Items with a 50% CCF	40.8	55.9
Items with a 100% CCF	11.1	17.8
Citizens	n/a	11.5
Total	63.5	96.4

Note:

(1)	Based on a 10% credit conversion factor (CCF).

*unaudited

Business review Capital and risk management

Capital management* continued

Loss absorbing capital

RBS’s capital components and estimated loss absorbing capital (LAC) at 31 December 2015 based on current regulatory interpretations are set out below. Under current TLAC guidance, RBS will be required to hold a minimum LAC of 16% of RWAs by the beginning of 2019 and 18% of RWAs by the beginning of 2020. For additional details regarding regulatory developments in relation to MREL/TLAC requirements, refer to Capital management on page 161. The roll-off profile and average spread relating to senior debt is set out on page 167.

The following table illustrates the components of estimated LAC in the holding company and operating companies.

	Par	Balance	Regulatory	LAC
	value (1)	sheet value	value (2)	value (3)
2015	£bn	£bn	£bn	£bn
CET1 capital (4)	37.6	37.6	37.6	37.6

Tier 1 capital: end point CRR compliant AT1
of which: RBSG plc (holdco)	2.0	2.0	2.0	2.0
of which: RBSG operating subsidiaries (opcos)	—	—	—	—
	2.0	2.0	2.0	2.0

Tier 1 capital: non-end point CRR compliant
of which: holdco	6.0	6.0	5.9	4.6
of which: opcos	2.5	2.5	2.5	0.3
	8.5	8.5	8.4	4.9

Tier 2 capital: end point CRR compliant
of which: holdco	5.8	5.9	5.7	4.4
of which: opcos	5.1	5.5	3.8	5.5
	10.9	11.4	9.5	9.9

Tier 2 capital: non-end point CRR compliant
of which: holdco	0.3	0.3	0.2	0.1
of which: opcos	3.3	3.6	3.0	2.9
	3.6	3.9	3.2	3.0

Senior unsecured debt securities issued by:
RBSG holdco	4.9	5.0	—	2.9
RBSG opcos	17.7	18.1	—	—
	22.6	23.1	—	2.9
Total	85.2	86.5	60.7	60.3

RWAs				242.6
Leverage exposure				702.5

LAC as a ratio of RWAs				24.9%
LAC as a ratio of leverage exposure				8.6%

Notes:

(1)	Par value reflects the nominal value of securities issued.

(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the TLAC/MREL criteria.

(3)	‘LAC value’ reflects RBS’s interpretation of the 9 November 2015 FSB Term Sheet on TLAC and the Bank of England’s consultation on their approach to setting MREL, published on 11 December 2015. MREL policy and requirements remain subject to further consultation, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the TLAC/MREL criteria.

(4)	Corresponding shareholders’ equity was £53.4 billion. Refer to capital resources table on page 164 for further details.

(5)	Regulatory amounts reported for Additional Tier 1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

*unaudited

Business review Capital and risk management

Capital management* continued

Senior debt roll-off profile

Based on current guidance, RBS anticipates issuing senior bonds from its holding company to ensure LAC classification under MREL/TLAC proposals. The following table illustrates the roll-off profile and weighted average spreads of RBS’s major wholesale funding programmes.

RBSG plc	As at and for
	year ended	Roll-off profile
	31 December 2015	H1 2016	H2 2016	2017	2018	2019 & 2020	2021 & later
- amount (£m)	4,436	85	1,303	1,079	73	1,888	8
- weighted average rate spread (bps)	162	77	110	139	172	211	266
RBS plc
- amount (£m)	23,360	5,856	2,051	2,403	2,341	5,935	4,774
- weighted average rate spread (bps)	182	202	171	167	141	212	156
RBS N.V.
- amount (£m)	296	187	55	10	20	7	17
- weighted average rate spread (bps)	151	127	255	40	126	5	136
Securitisation
- amount (£m)	2,442	4	—	—	—	—	2,438
- weighted average rate spread (bps)	83	83	—	—	—	—	83

Total notes issued (£m)	30,534	6,132	3,409	3,492	2,434	7,830	7,237
Weighted average spread	171	198	151	158	142	212	132

Notes:

(1)	The weighted average spread reflects the average net funding cost to RBS. This is calculated as the difference between the issuing coupon and the equivalent hedging rate.

(2)	The balance sheet value relates to debt securities in issue of £31.2 billion excluding £0.6 billion exchangeable bond relating to Williams & Glyn.

Risk-weighted assets

The table below analyses the movement in credit risk RWAs on the end-point CRR basis during the year, by key drivers.

	Credit risk
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn
At 1 January 2015	264.7	30.4	295.1
Foreign exchange movement	(0.3)	0.2	(0.1)
Business movements	(90.3)	(7.1)	(97.4)
Risk parameter changes (1)	(7.0)	0.2	(6.8)
Methodology changes (2)	(0.3)	(0.2)	(0.5)
Model updates (3)	(0.4)	(0.1)	(0.5)
At 31 December 2015	166.4	23.4	189.8

Modelled (3)	128.4	20.4	148.8
Non-modelled	38.0	3.0	41.0
	166.4	23.4	189.8

For the notes to this table refer to the following page.

*unaudited

Business review Capital and risk management

Capital management* continued The table below analyses the movement in market and operational risk RWAs on the end-point CRR basis during the year.

	Market risk
	CIB	Other	Total	Operational risk	Total
	£bn	£bn	£bn	£bn	£bn
At 1 January 2015	15.4	8.6	24.0	36.8	60.8
Business and market movements	(1.6)	(1.2)	(2.8)	(5.2)	(8.0)
At 31 December 2015	13.8	7.4	21.2	31.6	52.8

Modelled (1)	11.8	4.7	16.5	—	16.5
Non-modelled	2.0	2.7	4.7	31.6	36.3
	13.8	7.4	21.2	31.6	52.8

Note:

(1)	Modelled refers to advanced internal ratings basis for non-counterparty credit risk, internal model method for counterparty credit risk, and value-at-risk and related models for market risk. These principally relate to Commercial Banking (£58 billion).

Key points

•	RWAs have decreased by £113 billion in the year to £243 billion principally due to the disposal of Citizens and balance sheet and risk reduction strategy in Capital Resolution.

•	The foreign exchange movement primarily impacts Ulster Bank RoI, as sterling strengthened against the euro.

•	Business movements include a decrease of £5 billion relating to the annual recalculation of operational risk.

		Ulster							Central
		Bank	Commercial	Private			Capital		items
Total RWAs	UK PBB	RoI	Banking	Banking	RBSI	CIB	Resolution	W&G	& other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2015	36.6	21.8	63.2	8.7	7.5	41.9	95.1	10.1	71.0	355.9
Foreign exchange movement	—	(1.0)	0.2	—	0.1	(0.2)	—	—	0.8	(0.1)
Business movements	—	(0.7)	9.7	—	0.7	(10.0)	(43.7)	0.1	(61.5)	(105.4)
Risk parameter changes (1)	(2.3)	(0.7)	(0.7)	—	—	0.1	(2.5)	(0.3)	(0.4)	(6.8)
Methodology changes (2)	—	—	(0.2)	—	—	—	—	(0.1)	(0.2)	(0.5)
Model updates (3)	(1.0)	—	0.1	—	—	1.3	0.1	0.1	(1.1)	(0.5)
At 31 December 2015	33.3	19.4	72.3	8.7	8.3	33.1	49.0	9.9	8.6	242.6

Credit risk
- non-counterparty	25.4	18.1	65.3	7.6	7.6	5.0	27.3	8.5	1.6	166.4
- counterparty	—	0.1	—	—	—	11.3	12.0	—	—	23.4
Market risk	—	—	—	—	—	13.8	5.7	—	1.7	21.2
Operational risk	7.9	1.2	7.0	1.1	0.7	3.0	4.0	1.4	5.3	31.6
Total RWAs	33.3	19.4	72.3	8.7	8.3	33.1	49.0	9.9	8.6	242.6

Notes:

(1)	Risk parameter changes relate to changes in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD). They comprise:

- UK PBB and Ulster Bank RoI: primarily reflects recalibration of PD and LGD models reflecting improvements in the UK and Irish economies.

- Capital Resolution: decrease in defaulted assets (£2.5 billion).

(2)	Methodology changes included:

- Commercial Banking: revisions to CCF applied to uncommitted credit card limits and change in methodology for applying SME discount.

(3)	Credit risk models were updated during the year including:

- UK PBB: non standard LGD model for mortgages and business banking EAD model.

- CIB: large corporate PD model.

*unaudited

Key points

•	Commercial Banking RWAs increased £9.1 billion, of which £8.4 billion related to the transfer of UK and Western European loan portfolios from CIB which have a high proportion of undrawn commitments.

•	Capital Resolution successfully implemented its risk reduction strategy by reducing RWAs by £46.1 billion overall, £32.6 billion in CIB and £13.5 billion in RCR:

°	CIB portfolio: accelerated disposal and run-off of capital-intensive regional portfolios totalling £15.0 billion; in the US £6.8 billion, including £4.2 billion relating to the sale of North American loan portfolios; EMEA £4.7 billion; and APAC £3.5 billion. Significant progress was also seen in the Markets portfolios through sales, novations, risk transfers, unwinds and close outs, leading to a £11.4 billion reduction. The GTS business RWAs also fell by £6.2 billion following strategic reductions in trade finance lending across all regions.

°	RCR: implemented its disposal and run down strategy a year ahead of plan and reduced RWAs across all business lines - Corporate £4.8 billion, Markets £4.3 billion. Real Estate Finance £3.5 billion and Ulster Bank £0.9 billion. RCR disposals comprised significant proportion of impaired assets and contributed to a £17.8 billion reduction in RWA equivalent, with Ulster Bank portfolio having a residual RWAe of £0.5 billion

•	Central items included £68.4 billion RWAs relating to Citizens at 1 January 2015. Operational risk RWAs primarily relates to Citizens: exclusion is pending PRA approval.

Business review Capital and risk management

Liquidity and funding risk

Definition

Liquidity risk is the risk that RBS is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

All the quantitative disclosures in this section are audited except for those in Liquidity metrics and Behavioural maturity, and collateral (on and off-balance sheet). Certain disclosures exclude Citizens for 2014 to allow like-for-like comparison with 2015.

Sources of funding and liquidity

The risk arises through the maturity transformation role that banks perform. It is dependent on RBS specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

RBS’s primary funding source is its customer deposit base, primarily built through its retail and commercial franchises in the UK and Ireland. These deposits form a stable base which fully funds RBS’s customer lending activities.

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

Overview and key developments

•	The liquidity position strengthened with the liquidity portfolio of £156 billion at 31 December 2015 covering short-term wholesale funding (STWF), excluding derivative collateral, by more than nine times. STWF, including derivative collateral, decreased by £16 billion to £38 billion mainly due to the maturity of term debt issued during the financial crisis.

•	The liquidity portfolio increased by £5 billion in the year, primarily reflecting the strategic run-down of Capital Resolution loans faster than the associated liabilities and proceeds from the Citizens share sales; this was offset to some extent by UK PBB loan growth. The portfolio includes £61 billion of secondary liquidity consisting of assets eligible for discounting at central banks. The costs associated with maintaining the secondary liquidity portfolio are minimal being largely administrative and operational costs.

•	The liquidity coverage ratio (LCR) was 136% at 31 December 2015, with the improvement from 112% at year end 2014 primarily reflecting the strategic run-down of Capital Resolution assets at a faster rate than their associated liabilities. The ratio is strengthened by the placing of surplus Capital Resolution liabilities in short-term liquid assets.

•	The net stable funding ratio (NSFR), based on RBS’s interpretation of the Basel framework, had increased to 121% at 31 December 2015 from 112% at 31 December 2014. The increase in the metric is also partly due to the reduced need for stable funding as a result of Capital Resolution rundown.

•	Liquidity risk appetite is measured by reference to the liquidity portfolio as a proportion of net stressed outflows and the ratio was 227% at 31 December 2015 (186% at 31 December 2014) under the worst case stress scenario. The improvement in 2015 was primarily due to a reduction in net stressed outflows from the disposal of Citizens, and the increase in liquidity portfolio.

•	Based on its assessment of the PRA proposals, RBS may issue between £3 - £5 billion per annum during 2016 - 2019 to meet MREL requirements.

•	The customer loan:deposit ratio reduced to 89% compared with 95% at the end of 2014. This reflects the strategic run down of Capital Resolution loans and higher retail and commercial deposits, this was partly offset by loan growth within UK PBB.

Policy, framework and governance

Internal liquidity policies are designed to ensure that RBS:

•	Has a clearly stated liquidity risk tolerance: appetite for liquidity risk is set by the Board as a percentage of the Individual Liquidity Adequacy Assessment (ILAA) stressed outflows, and RBS monitors its liquidity position against this risk tolerance on a daily basis. In setting risk limits the Board considers the nature of RBS’s activities, overall risk appetite, market best practice and regulatory compliance.

•	Has in place strategies, polices and practices to ensure that RBS maintains sufficient liquidity: the risk management framework determines the sources of liquidity risk and the steps that can be taken when these risks exceed certain actively monitored limits. These actions include when and how to use the liquid asset portfolio, and what other adjustments to the balance sheet should be undertaken to manage these risks within the bank’s risk appetite.

•	Incorporates liquidity costs, benefits and risks in product pricing and performance management: RBS uses internal funds transfer pricing to ensure that these costs are reflected in the measurement of business performance, and to correctly incentivise businesses to source the most appropriate mix of funding.

The Asset and Liability Management Committee (ALCo) sets and reviews the liquidity risk management framework and limits within the risk appetite set by the Board. ALCo, and by delegation the ALCo Technical Committee, oversees the implementation of liquidity management across RBS.

Business review Capital and risk management

Liquidity and funding risk continued

Regulatory oversight and liquidity framework*

RBS operates across multiple jurisdictions and is subject to a number of regulatory regimes.

The principal regulator, the Prudential Regulation Authority (PRA), has a comprehensive set of liquidity regulations which were revised in 2015 to replace the existing BIPRU 12 regime with the CRD IV liquidity regime in the UK. To comply with the PRA regulatory framework, RBS undertakes the following:

•	An annual exercise to complete the Individual Liquidity Adequacy Assessment Process (ILAAP); and

•	An annual Liquidity Supervisory Review and Evaluation Process (L-SREP) with the PRA, that involves a comprehensive review of the RBS ILAAP, liquidity policies and risk management framework. This results in the settings of the Individual Liquidity Guidance, which influences the size and overall composition of the liquidity portfolio.

On 1 October 2015 the LCR became the PRA’s primary regulatory standard for liquidity, replacing the previous BIPRU 12 regime. LCR is being introduced on a phased basis and UK banks are initially required to maintain a minimum of 80% of LCR, rising to 100% by 1 January 2018.

The Basel Committee on Banking Supervision (BCBS) published its final recommendations for implementation of the NSFR in October 2014, proposing an implementation date of 1 January 2018, by which time banks are expected to meet an NSFR ratio of 100% from this point onwards. The EC has stated that it shall, if appropriate, submit a legislative proposal to the European Parliament by the end of 2016 for implementing the NSFR in the EU. In the meantime, RBS uses the definitions from the BCBS guidelines, and its own internal interpretations, to calculate the NSFR.

Measurement, monitoring and contingency planning

In implementing the liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. The limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

Liquidity risks are reviewed at a significant legal entity level daily, and at a business level monthly, with performance reported to ALCos at least monthly. Any breach of internal metric limits will set in motion a series of actions and escalations that could lead to activation of the Contingency Funding Plan (CFP).

RBS maintains a CFP, which forms the basis of analysis and management actions to be undertaken in a liquidity stress. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP sets out the circumstances under which the plan would be invoked; this includes material worsening of liquidity condition indicators which are reported to senior management daily. It also prescribes a communications plan, roles and responsibilities, as well as potential management actions to take in response to various levels of liquidity stress. On invocation of the CFP, the Contingency Liquidity Team would be convened to identify the likely impact of the stress event and determine the appropriate management response.

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

A stress event can occur when either firm-specific or market-wide factors lead to depositors and investors withdrawing or not renewing funding on maturity. This could be caused by many factors including fears over the viability of the firm. Additionally, liquidity stress can be brought on by customers choosing to draw down on loan agreements and facilities.

Simulated liquidity stress testing is performed at least monthly for each business as well as the major operating subsidiaries in order to evaluate the strength of RBS’s liquidity position. The stressed outflows are measured over certain time periods which extend from two weeks to three months. RBS is expected to be able to withstand stressed outflows through its own resources (primarily through the use of the liquidity portfolio) without having to resort to extraordinary central bank or governmental support.

Stress tests are designed to examine the impact of a variety of firm-specific and market-wide scenarios on the future adequacy of the liquidity reserves. Stress test scenarios are designed to take into account RBS’s experience during the financial crisis, recent market conditions and events. These scenarios can be run at any time in response to the emergence of firm-specific or market-wide risks that could have a material impact on RBS’s liquidity position. In the past these have included credit rating changes and political and economic conditions changing in particular countries.

RBS’s liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of net stressed ILAA outflows.

Liquidity portfolio

Liquidity risks are mitigated by a centrally managed liquidity portfolio. The size of the portfolio is determined under the liquidity risk management framework with reference to RBS’s liquidity risk appetite.

The majority of the portfolio is centrally managed by Treasury, ring-fenced from the CIB trading book, and is the ultimate responsibility of the RBS Treasurer. This portfolio is held in the PRA regulated UK Domestic Liquidity Subgroup (UK DoLSub) comprising RBS’s five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company.

Certain of RBS's significant operating subsidiaries - RBS N.V. and Ulster Bank Ireland Limited - hold locally managed portfolios that comply with local regulations that may differ from PRA rules. These portfolios are the responsibility of the local Treasurer who reports to the RBS Treasurer.

*unaudited

Business review Capital and risk management

Liquidity and funding risk continued

The UK DoLSub liquidity portfolio accounted for 95% of the total liquidity portfolio, this portion is available to meet liquidity needs as they arise across RBS. The remaining liquidity reserves are held within non-UK bank subsidiaries, the majority of this portion (5%) is restricted by regulatory requirements and assumed to only be available for use locally.

Separately from the liquidity portfolio, RBS holds high quality assets to meet payment systems collateral requirements; these are managed by Treasury but are not freely available to other areas of RBS.

RBS categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets.

•	Primary liquid assets such as cash and balances at central banks, treasury bills and other high quality government and US agency bonds.

•	Secondary liquid assets that are eligible as collateral for local central bank liquidity facilities, but do not meet the core local regulatory definition. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

The composition of the liquidity portfolio is subject to internal policies and limits over quality of counterparty, maturity mix and currency mix. The liquidity value of the portfolio is determined with reference to current market prices and the haircuts necessary to generate cash from the asset.

Liquidity risk
Key metrics*
The table below sets out the key liquidity and related metrics monitored by RBS. All measures include Citizens for 2014.

	2015	2014
Liquidity portfolio	£156bn	£151bn
Stressed outflow coverage (1)	227%	186%
Liquidity coverage ratio (2)	136%	112%
Net stable funding ratio (3)	121%	112%
Loan:deposit ratio	89%	95%

Notes:

(1)	RBS's liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in RBS’ ILAA. This assessment is performed in accordance with PRA guidance.

(2)	On 1 October 2015 the LCR became the PRA’s primary regulatory liquidity standard. It is a Pillar 1 metric to which the PRA apply Pillar 2 add-ons. UK banks are required to meet a minimum standard of 80% initially rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions.

(3)	BCBS issued its final recommendations for the implementation of the net stable funding ratio in October 2014, proposing an implementation date of 1 January 2018. Pending further guidelines from the EU and the PRA, RBS uses the definitions and proposals from the BCBS paper and internal interpretations, to calculate the NSFR. Consequently RBS’s ratio may change over time and may not be comparable with those of other financial institutions.

Liquidity portfolio

The table below shows the liquidity portfolio by product, liquidity value and by carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	2015						2014
	31 December			Average			31 December		Average
	UK			UK		Total		Excl		Excl
	DoLSub (1)	Other	Total	DoLSub	Total	excl Citizens	Total	Citizens	Total	Citizens
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	67,790	1,611	69,401	67,294	69,736	68,925	68,410	67,042	61,956	60,816
Central and local government bonds
AAA rated governments	3,201	1,098	4,299	4,069	5,263	5,251	7,898	7,898	5,935	5,912
AA- to AA+ rated governments
and US agencies	18,238	3,216	21,454	11,462	22,546	14,484	17,631	8,350	12,792	5,539
Below rated AA governments	—	—	—	—	46	46	100	100	—	22
Local government	—	—	—	—	12	12	82	82	21	21
	21,439	4,314	25,753	15,531	27,867	19,793	25,711	16,430	18,748	11,494
Primary liquidity	89,229	5,925	95,154	82,825	97,603	88,718	94,121	83,472	80,704	72,310
Secondary liquidity (2)	59,201	1,369	60,570	54,131	57,654	55,227	56,534	54,244	56,017	53,243
Total liquidity value	148,430	7,294	155,724	136,956	155,257	143,945	150,655	137,716	136,721	125,553

Total carrying value	181,240	7,494	188,734				186,985

*unaudited
171

Business review Capital and risk management

Liquidity and funding risk continued The table below shows the liquidity value of the liquidity portfolio by currency.
Total liquidity portfolio	GBP	USD	EUR	Total
	£m	£m	£m	£m
2015	110,289	20,861	24,574	155,724
2014 excluding Citizens	93,861	27,617	16,238	137,716
2014 Citizens	—	12,939	—	12,939
2014 total	93,861	40,556	16,238	150,655

Notes:

(1)	The PRA regulated UK Domestic Liquidity Subgroup (UK DoLSub) comprising RBS’s five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company. In addition, certain of RBS’s significant operating subsidiaries - RBS N.V. and Ulster Bank Ireland Limited - hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

Funding risk

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

RBS remains committed to supporting the objectives of the Funding for Lending scheme.

Key funding metrics

The table below summarises the key funding metrics.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2015	17.2	37.6	58.7	79.1	7.7	(7.3)	0.4
2014	27.8	53.3	90.5	116.0	15.4	(13.3)	2.1
2014 excluding Citizens	22.6	48.1	83.5	109.0	10.3	(11.6)	(1.3)

Notes:

(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.

(2)	Excludes derivative cash collateral.

(3)	Primarily short-term balances.

Business review Capital and risk management

Liquidity and funding risk continued Funding sources
The table below shows the principal funding sources excluding repurchase agreements (repos).

	2015			2014
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
By product	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks
derivative cash collateral	20,367	—	20,367	25,503	—	25,503
other deposits (1)	7,336	359	7,695	8,673	1,630	10,303
	27,703	359	28,062	34,176	1,630	35,806
Debt securities in issue
commercial paper	—	—	—	625	—	625
certificates of deposit	742	202	944	1,030	149	1,179
medium-term notes	6,639	15,540	22,179	7,741	28,047	35,788
covered bonds	2,171	3,414	5,585	1,284	5,830	7,114
securitisations	4	2,438	2,442	10	5,564	5,574
	9,556	21,594	31,150	10,690	39,590	50,280
Subordinated liabilities	323	19,524	19,847	3,272	19,633	22,905
Notes issued	9,879	41,118	50,997	13,962	59,223	73,185
Wholesale funding	37,582	41,477	79,059	48,138	60,853	108,991
Customer deposits
derivative cash collateral (2)	10,373	—	10,373	13,003	—	13,003
financial institution deposits	45,134	1,226	46,360	46,359	1,422	47,781
personal deposits	154,066	3,212	157,278	152,505	3,701	156,206
corporate deposits	130,514	1,466	131,980	134,928	2,403	137,331
Total customer deposits	340,087	5,904	345,991	346,795	7,526	354,321
Total funding excluding repos and Citizens	377,669	47,381	425,050	394,933	68,379	463,312
Citizens	n/a	n/a	n/a	63,261	4,268	67,529
Total	377,669	47,381	425,050	458,194	72,647	530,841

Notes:

(1) Includes £0.7 billion relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long Term Refinancing Operations

(2)  Cash collateral includes £9,504 million (2014 - £12,036 million) from financial institutions.

The table below analyses repos by counterparty type.
	2015	2014
	£m	£m
Financial institutions
- central and other banks	10,266	24,859
- other financial institutions	20,130	28,703
Other corporate	6,982	8,648
Total excluding Citizens	37,378	62,210
Citizens	n/a	2,372
Total	37,378	64,582

Reverse repos at 31 December 2015 were £39.9 billion (2014 - £64.7 billion). Fair value of securities received as collateral for reverse repos was £39.8 billion (2014 - £64.7 billion), of which £29.0 billion (2014 - £60.2 billion) had been rehypothecated for RBS’s own transactions, in line with normal market practice.

Business review Capital and risk management

Liquidity and funding risk continued The table below shows RBS's principal funding sources excluding repurchase agreements (repos) by currency.
	2015					2014
By currency	GBP	USD	EUR	Other	Total	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	5,301	3,570	17,651	1,540	28,062	6,501	5,741	20,715	2,849	35,806
Debt securities in issue
commercial paper (CP)	—	—	—	—	—	—	73	525	27	625
certificates of deposit (CDs)	892	50	2	—	944	910	82	185	2	1,179
medium-term notes (MTNs)	2,695	5,744	11,754	1,986	22,179	4,592	10,332	16,672	4,192	35,788
covered bonds	1,079	—	4,506	—	5,585	1,090	—	6,024	—	7,114
securitisations	403	713	1,326	—	2,442	1,245	1,895	2,434	—	5,574
	5,069	6,507	17,588	1,986	31,150	7,837	12,382	25,840	4,221	50,280
Subordinated liabilities	1,028	12,848	4,963	1,008	19,847	1,718	13,134	6,372	1,681	22,905
Wholesale funding	11,398	22,925	40,202	4,534	79,059	16,056	31,257	52,927	8,751	108,991
% of wholesale funding	14%	29%	51%	6%	100%	15%	29%	48%	8%	100%
Customer deposits	282,152	20,912	35,680	7,247	345,991	276,039	28,518	39,526	10,238	354,321
Total funding excluding repos
and Citizens	293,550	43,837	75,882	11,781	425,050	292,095	59,775	92,453	18,989	463,312
Citizens	—	—	—	—	—	—	67,529	—	—	67,529
Total	293,550	43,837	75,882	11,781	425,050	292,095	127,304	92,453	18,989	530,841

% of total funding	69%	10%	18%	3%	100%	55%	24%	17%	4%	100%

Notes issued - residual maturity profile by note type
The table below shows RBS's debt securities in issue and subordinated liabilities by residual maturity.

2015	Debt securities in issue
	Other CP	MTNs	Covered	Securitisations	Total	Subordinated	Total notes	Total notes
	and CDs		bonds			liabilities	in issue	in issue
	£m	£m	£m	£m	£m	£m	£m	%
Less than 1 year	742	6,639	2,171	4	9,556	323	9,879	20
1-3 years	202	5,567	758	—	6,527	2,801	9,328	18
3-5 years	—	6,203	1,627	—	7,830	317	8,147	16
More than 5 years	—	3,770	1,029	2,438	7,237	16,406	23,643	46
	944	22,179	5,585	2,442	31,150	19,847	50,997	100

2014
Less than 1 year	1,655	7,741	1,284	10	10,690	3,272	13,962	19
1-3 years	144	11,474	2,229	—	13,847	906	14,753	20
3-5 years	—	6,623	812	3	7,438	2,663	10,101	13
More than 5 years	5	9,950	2,789	5,561	18,305	16,064	34,369	46
Total excluding Citizens	1,804	35,788	7,114	5,574	50,280	22,905	73,185	98
Citizens	665	960	—	—	1,625	226	1,851	2
Total	2,469	36,748	7,114	5,574	51,905	23,131	75,036	100

Business review Capital and risk management

Liquidity and funding risk continued

Maturity analysis

The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but obtaining funding predominantly through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, despite being repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress. In its analysis to assess and manage asset and liability maturity gaps RBS determines the expected customer behaviour through qualitative and quantitative techniques, incorporating observed customer behaviours over long periods of time. This analysis is subject to governance through ALCos down to a segment level.

Behavioural analysis*
Contractual maturity analysis and net behavioural funding surplus/(gap) are set out below.

	Behavioural maturity				Contractual maturity
	Net surplus/(gap)				Net surplus/(gap)				Loans to customers				Customer accounts
	Less than		Greater than		Less than		Greater than		Less than		Greater than		Less than		Greater than
	1 year	1-5 years	5 years	Total	1 year	1-5 years	5 years	Total	1 year	1-5 years	5 years	Total	1 year	1-5 years	5 years	Total
2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
UK PBB	8	1	9	18	123	(24)	(81)	18	12	27	81	120	135	3	—	138
UB RoI	3	(4)	(3)	(4)	11	(4)	(11)	(4)	1	5	11	17	12	1	—	13
CB	5	15	(22)	(2)	55	(37)	(20)	(2)	34	37	20	91	89	—	—	89
PB	1	3	8	12	18	(4)	(2)	12	5	4	2	11	23	—	—	23
RBSI	1	5	8	14	19	(3)	(2)	14	2	3	2	7	21	—	—	21
CIB	(3)	(7)	—	(10)	(9)	(1)	—	(10)	14	2	—	16	5	1	—	6
CR (1)	4	(1)	(1)	2	13	(6)	(5)	2	12	7	5	24	25	1	—	26
W&G	1	2	1	4	20	(7)	(9)	4	4	7	9	20	24	—	—	24
Central	4	—	—	4	4	—	—	4	2	—	—	2	6	—	—	6
	24	14	—	38	254	(86)	(130)	38	86	92	130	308	340	6	—	346

2014
UK PBB	8	6	7	21	118	(22)	(75)	21	11	26	75	112	129	4	—	133
UB RoI	5	(5)	(4)	(4)	12	(4)	(12)	(4)	1	5	12	18	13	1	—	14
CB	6	12	(18)	—	50	(30)	(20)	—	35	30	20	85	85	—	—	85
PB	1	3	7	11	15	(3)	(1)	11	6	4	1	11	21	1	—	22
RBSI	3	10	1	14	19	(2)	(3)	14	2	2	3	7	21	—	—	21
CIB	(1)	(12)	(2)	(15)	(12)	(2)	(1)	(15)	24	2	1	27	12	—	—	12
CR (1)	(12)	(1)	(3)	(16)	17	(25)	(8)	(16)	19	26	8	53	36	1	—	37
W&G	1	1	1	3	18	(6)	(9)	3	4	6	9	19	22	—	—	22
Central	4	1	—	5	5	—	—	5	3	—	—	3	8	—	—	8
	15	15	(11)	19	242	(94)	(129)	19	105	101	129	335	347	7	—	354
Citizens	7	(13)	7	1	48	(29)	(18)	1	10	31	19	60	58	2	1	61
Total	22	2	(4)	20	290	(123)	(147)	20	115	132	148	395	405	9	1	415

Note:

(1)	Capital Resolution

Key points

•	The net funding surplus has increased by £18 billion during 2015, largely reflecting Capital Resolution (£18 billion) and CIB (£5 billion) rundown of loans faster than associated liabilities when compared with the prior year end. This was partly offset slightly by lending growth in UK PBB during the year.
•	Customer deposits and customer loans compare broadly from a behavioural perspective. The net surplus position increase has largely been seen within the 1 to 5 year bucket, in addition to the funding gap having closed in the greater than 5 year bucket during 2015. Reasons for these movements include longer-dated behaviours in RBSI during 2015 and quicker than previously anticipated rundown of Capital Resolution and CIB, offset slightly by an increased funding gap within CB in the longest dated bucket.

*unaudited

Business review Capital and risk management

Liquidity and funding risk continued

Contractual maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity. Held-for-trading (HFT) assets and liabilities have been excluded from the maturity analysis in view of their short-term nature and are shown in total in the table below. Hedging derivatives are included within the relevant maturity bands.

2015	Other than held-for-trading (HFT)									HFT	Total
		1-3 months	3-6 months			1-3 years	3-5 years		Total
	Less than			6 months				More than	excluding
	1 month			-1 year	Subtotal			5 years	HFT
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at
central banks	79,939	—	—	—	79,939	—	—	—	79,939	—	79,939
Bank reverse repos	535	748	—	—	1,283	—	—	—	1,283	11,069	12,352
Customer reverse repos	26	—	—	—	26	—	—	—	26	27,532	27,558
Loans to banks	7,425	217	17	27	7,686	—	21	1	7,708	11,295	19,003
Loans to customers	34,439	8,039	8,501	17,243	68,222	50,822	41,151	130,219	290,414	17,559	307,973
Personal	5,875	2,575	3,277	5,805	17,532	19,113	15,640	99,778	152,063	35	152,098
Corporate	23,976	4,932	4,072	7,699	40,679	26,460	24,046	28,126	119,311	4,644	123,955
Financial institutions	4,588	532	1,152	3,739	10,011	5,249	1,465	2,315	19,040	12,880	31,920
Debt securities	3,246	2,766	5,662	2,866	14,540	7,199	6,932	17,988	46,659	35,857	82,516
Equity shares	—	—	—	—	—	—	—	725	725	660	1,385
Settlement balances	4,116	—	—	—	4,116	—	—	—	4,116	—	4,116
Derivatives	484	—	—	1,106	1,590	1,571	433	231	3,825	258,719	262,544
Total financial assets	130,210	11,770	14,180	21,242	177,402	59,592	48,537	149,164	434,695	362,691	797,386

Bank repos	609	—	—	—	609	—	—	—	609	9,657	10,266
Customer repos	1,542	—	—	—	1,542	—	—	—	1,542	25,570	27,112
Deposits by banks	6,023	536	30	739	7,328	—	—	265	7,593	20,469	28,062
Customer accounts	315,641	5,101	4,023	4,455	329,220	4,372	427	61	334,080	11,911	345,991
Personal	145,786	3,131	1,826	3,323	154,066	3,199	13	—	157,278	—	157,278
Corporate	126,306	1,314	1,689	830	130,139	786	364	57	131,346	1,503	132,849
Financial institutions	43,549	656	508	302	45,015	387	50	4	45,456	10,408	55,864
Debt securities in issue	442	3,410	1,523	2,727	8,102	5,666	7,513	5,986	27,267	3,883	31,150
Settlement balances	3,397	—	—	—	3,397	—	—	—	3,397	—	3,397
Short positions	—	—	—	—	—	—	—	—	—	20,809	20,809
Derivatives	—	144	291	—	435	605	413	1,150	2,603	252,130	254,733
Subordinated liabilities	4	162	88	69	323	2,801	317	16,406	19,847	—	19,847
Other liabilities	1,886	—	—	—	1,886	—	—	—	1,886	—	1,886
Total financial liabilities	329,544	9,353	5,955	7,990	352,842	13,444	8,670	23,868	398,824	344,429	743,253

Business review Capital and risk management

Liquidity and funding risk continued

	Other than held-for-trading									HFT	Total
		1-3 months	3-6 months			1-3 years	3-5 years		Total
	Less than			6 months				More than	excluding
	1 month			-1 year	Subtotal			5 years	HFT
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances
at central banks	74,872	—	—	—	74,872	—	—	—	74,872	—	74,872
Bank reverse repos	1,801	778	—	—	2,579	—	—	—	2,579	18,129	20,708
Customer reverse repos	969	—	—	—	969	—	—	—	969	43,018	43,987
Loans to banks	8,372	1,130	576	913	10,991	221	50	9	11,271	11,773	23,044
Loans to customers	32,509	13,690	13,579	23,903	83,681	54,322	46,195	127,959	312,157	23,038	335,195
Personal	5,653	2,596	3,181	5,601	17,031	18,398	14,916	94,290	144,635	120	144,755
Corporate	21,462	10,025	8,334	14,445	54,266	30,141	29,568	31,156	145,131	7,060	152,191
Financial institutions	5,394	1,069	2,064	3,857	12,384	5,783	1,711	2,513	22,391	15,858	38,249
Debt securities	2,512	2,695	2,232	2,740	10,179	5,272	6,056	15,916	37,423	49,226	86,649
Equity shares	—	—	—	—	—	—	—	814	814	4,821	5,635
Settlement balances	4,667	—	—	—	4,667	—	—	—	4,667	—	4,667
Derivatives	622	—	—	1,491	2,113	2,291	701	336	5,441	348,149	353,590
Total financial assets
excluding Citizens	126,324	18,293	16,387	29,047	190,051	62,106	53,002	145,034	450,193	498,154	948,347
Citizens	5,732	1,271	2,119	3,688	12,810	14,897	15,578	34,372	77,657	566	78,223
Total	132,056	19,564	18,506	32,735	202,861	77,003	68,580	179,406	527,850	498,720	1,026,570

Bank repos	565	304	—	—	869	—	—	—	869	23,990	24,859
Customer repos	297	1,069	—	—	1,366	—	—	—	1,366	35,985	37,351
Deposits by banks	6,370	1,067	616	128	8,181	795	8	704	9,688	26,118	35,806
Customer accounts	311,212	8,643	5,878	7,087	332,820	4,888	1,097	208	339,013	15,308	354,321
Personal	139,131	5,667	2,956	4,751	152,505	3,492	191	18	156,206	—	156,206
Corporate	128,811	2,180	2,390	1,449	134,830	913	702	178	136,623	1,675	138,298
Financial institutions	43,270	796	532	887	45,485	483	204	12	46,184	13,633	59,817
Debt securities in issue	660	1,776	1,593	5,465	9,494	11,496	6,928	15,872	43,790	6,490	50,280
Settlement balances	4,503	—	—	—	4,503	—	—	—	4,503	—	4,503
Short positions	—	—	—	—	—	—	—	—	—	23,029	23,029
Derivatives	—	140	348	—	488	789	543	1,801	3,621	346,184	349,805
Subordinated liabilities	682	486	1,192	912	3,272	900	2,539	16,194	22,905	—	22,905
Other liabilities	1,800	—	—	—	1,800	—	—	—	1,800	—	1,800
Total financial liabilities
excluding Citizens	326,089	13,485	9,627	13,592	362,793	18,868	11,115	34,779	427,555	477,104	904,659
Citizens	56,070	2,064	858	4,976	63,968	3,069	852	362	68,251	1,810	70,061
Total	382,159	15,549	10,485	18,568	426,761	21,937	11,967	35,141	495,806	478,914	974,720

Business review Capital and risk management

Liquidity and funding risk continued

Encumbrance

RBS evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

RBS categorises its assets into three broad groups; assets that are:

•	already encumbered and used to support funding currently in place via own asset securitisations, covered bonds and securities repurchase agreements.

•	positioned with the central bank as part of RBS’s contingency funding.

•	not currently encumbered. In this category, RBS has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

RBS’s balance sheet encumbrance ratios are set out below.			2014
Encumbrance ratios	2015	2014	excluding Citizens
	%	%	%
Total	11%	13%	12%
Excluding balances relating to derivative transactions	11%	14%	13%
Excluding balances relating to derivative and securities financing transactions	8%	11%	10%

Balance sheet encumbrance
	Encumbered as a result of transactions				Assets encumbered at the
2015	with counter parties other than central banks				central bank and unencumbered assets
	Covered		Repos	Total	Positioned	Readily	Capable
	bonds and		and	encumbered	at the	available for	of being	Cannot be
	securitisations (1)	Derivatives	similar (2)	assets (3)	central bank (4)	encumbrance (5)	encumbered (6)	encumbered (7)	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	—	—	2.5	2.5	70.5	6.8	0.1	—	77.4	79.9
Loans and advances
- banks	1.5	11.0	0.4	12.9	1.5	2.8	1.3	0.5	6.1	19.0
- residential mortgages
- UK	15.2	—	—	15.2	81.3	18.6	8.4	—	108.3	123.5
- Irish	7.4	—	—	7.4	1.2	4.0	—	0.1	5.3	12.7
- credit cards	—	—	—	—	—	4.4	0.2	—	4.6	4.6
- personal loans	—	—	—	—	—	6.0	5.1	—	11.1	11.1
- other	0.8	17.2	0.4	18.4	8.3	8.9	98.4	22.1	137.7	156.1
Reverse repos	—	—	—	—	—	—	—	39.9	39.9	39.9
Debt securities	—	2.9	31.9	34.8	20.9	26.3	0.5	—	47.7	82.5
Equity shares	—	—	—	—	—	0.8	0.2	0.4	1.4	1.4
Settlement balances	—	—	—	—	—	—	—	4.1	4.1	4.1
Derivatives	—	—	—	—	—	—	—	262.5	262.5	262.5
Intangible assets	—	—	—	—	—	—	—	6.5	6.5	6.5
PPE	—	—	0.3	0.3	—	—	3.1	1.1	4.2	4.5
Deferred tax	—	—	—	—	—	—	—	2.6	2.6	2.6
Other assets	—	—	—	—	—	—	—	4.5	4.5	4.5
Total	24.9	31.1	35.5	91.5	183.7	78.6	117.3	344.3	723.9	815.4
Securities retained					2.9
Total liquidity portfolio					186.6

Liabilities secured
Intra-Group - secondary liquidity	(4.0)	—	—	(4.0)
Intra-Group - other	(6.2)	—	—	(6.2)
Third-party (8)	(8.0)	(31.1)	(39.6)	(78.7)
Total	(18.2)	(31.1)	(39.6)	(88.9)

For the notes to this table refer to the following page.

Business review Capital and risk management

Liquidity and funding risk continued Balance sheet encumbrance
	Encumbered as a result of transactions				Assets encumbered at the
2014*	with counter parties other than central banks				central bank and unencumbered assets
	Covered			Total	Positioned	Readily	Capable
	bonds and		Repos and	encumbered	at the	available for	of being	Cannot be
	securitisations(1)	Derivatives	similar (2)	assets (3)	central bank (4)	encumbrance (5)	encumbered (6)	encumbered (7)	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	—	—	2.4	2.4	66.7	5.8	—	—	72.5	74.9
Loans and advances
- banks	4.9	11.5	0.5	16.9	0.4	1.7	4.0	—	6.1	23.0
- residential mortgages
- UK	25.4	—	—	25.4	69.9	10.2	7.7	0.1	87.9	113.3
- Irish	8.6	—	—	8.6	0.9	4.3	—	0.1	5.3	13.9
- credit cards	2.7	—	—	2.7	—	2.3	0.2	—	2.5	5.2
- personal loans	—	—	—	—	—	6.4	2.9	—	9.3	9.3
- other	6.0	21.9	0.5	28.4	7.9	9.7	110.3	37.2	165.1	193.5
Reverse repos	—	—	—	—	—	—	—	64.7	64.7	64.7
Debt securities	—	5.6	26.7	32.3	13.8	39.7	0.8	—	54.3	86.6
Equity shares	—	0.3	2.6	2.9	—	2.2	0.2	0.3	2.7	5.6
Settlement balances	—	—	—	—	—	—	—	4.7	4.7	4.7
Derivatives	—	—	—	—	—	—	—	353.6	353.6	353.6
Intangible assets	—	—	—	—	—	—	—	7.8	7.8	7.8
PPE	—	—	0.4	0.4	—	—	3.7	2.1	5.8	6.2
Deferred tax	—	—	—	—	—	—	—	1.9	1.9	1.9
Other assets	—	—	—	—	—	—	—	5.8	5.8	5.8
Total excluding Citizens	47.6	39.3	33.1	120.0	159.6	82.3	129.8	478.3	850.0	970.0
Citizens	—	0.3	16.4	16.7	13.8	8.5	1.7	40.3	64.3	81.0
Total	47.6	39.6	49.5	136.7	173.4	90.8	131.5	518.6	914.3	1,051.0

Securities retained					13.6
Total liquidity portfolio					187.0

Liabilities secured
Intra-Group - secondary liquidity	(13.1)	—	—	(13.1)
Intra-Group - other	(11.6)	—	—	(11.6)
Third-party (8)	(12.7)	(39.6)	(64.7)	(117.0)
Total excluding Citizens	(37.4)	(39.6)	(64.7)	(141.7)
Citizens	—	—	(10.4)	(10.4)
Total	(37.4)	(39.6)	(75.1)	(152.1)

*Restated - refer to page 270 for further details.

Notes:

(1)	Covered bonds and securitisations include securitisations, conduits and covered bonds.

(2)	Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations.

(3)	Total assets encumbered as a result of transactions with counterparties other than central banks are those that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.

(4)	Assets positioned at the central bank relates to RBS’s liquidity portfolio and comprises cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(5)	Readily available for encumbrance: including assets that have been enabled for use with central banks but not positioned; and unencumbered debt securities.

(6)	Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(7)	Cannot be encumbered includes:

(a)	Derivatives, reverse repurchase agreements and trading related settlement balances.
(b)	Non-financial assets such as intangibles, prepayments and deferred tax.

(c)	Loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation.

(d)	Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(8)	In accordance with market practice, RBS employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos. Secured derivative liabilities reflect net positions that are collateralised by balance sheet assets.

Business review Capital and risk management

Business risk*

Definition

Business risk is the risk that RBS makes inappropriate business or strategic choices or that RBS is not able to execute its chosen strategy in line with its budget. The risk is that RBS does not deliver its budgeted performance which could lead to a deterioration in stakeholder trust and confidence or to a breach of regulatory thresholds.

RBS could make inappropriate business or strategic choices if it fails to adequately assess the current and prospective operating environment. RBS may not be able to execute its chosen strategy in line with its budget if there are material changes to its internal or external operating environment.

All the disclosures in this section are unaudited.

Sources of risk

Business risk arises as a result of the bank’s exposure to the macro-environment, to the competitive environment, and to technological changes. In addition, internal factors such as volatility in sales volumes, and input costs, and other operational risks such as RBS’s ability to assess the business operating environment, or to execute its chosen strategy, contribute to business risk.

Key developments in 2015

RBS reduced its business risk profile by implementing its strategic plan to shift the business mix towards the UK and the retail and commercial banking segments, with riskier activities in CIB and Capital Resolution curtailed via disposals and run-down. In addition, RBS continued with its simplification agenda and cost reduction programme.

RBS’s “Top Risks” process became more firmly embedded. In addition, RBS’s stress testing processes continued to develop, improving the management of business risk. Additional stress testing was undertaken in response and scenario modelling capability was enhanced further.

Governance

The Board has ultimate responsibility for business risk and for approving strategic plans, initiatives and changes to strategic direction. Refer to the Risk governance section on page 144.

RBS’s strategic planning process is managed by Strategy and Corporate Development. The Risk and Finance functions are key contributors to strategic planning. As part of the process, each customer business develops a strategic plan within a framework set by RBS’s senior management. The strategic plans are consolidated at RBS-wide level, and reviewed and assessed against risk appetite by the Chief Executive, the Chief Financial Officer and the Director of Strategy and Corporate Finance before presentation to, and approval by, the Board.

Responsibility for the day-to-day management of business risk lies primarily with the franchises with oversight by the Finance function. The franchises are responsible for delivery of their business plans and the management of such factors as pricing, sales volumes, marketing expenditure and other factors that can introduce volatility into earnings.

Risk assessment, controls and assurance

Business risk is directly managed and controlled through RBS’s strategic planning, budgeting and new product development processes, in which the following elements are incorporated:

•	Evaluation of the macroeconomic environment;

•	Industry analysis;

•	Competitor analysis, across geography, product, customer;

•	Customer behaviour analysis (i.e. understanding customer segments, trends and behaviours);

•	Understanding of technological developments;

•	Assessment of regulatory developments and changes; and

•	Evaluation of the political environment.

The following aspects of the strategic planning process also control business risk:

•	The Top Risks process which aims to identify early, monitor closely and avoid or otherwise manage effectively strategic risks that have the highest likelihood of impacting strategic plans; and

•	At the end of the strategic planning process sensitivity analysis is undertaken on the consolidated budget to assess the robustness of the plan and compliance with strategic risk objectives, including under a variety of stressed conditions

Furthermore, business risk is controlled as a result of having a requirement for RBS and each business to incorporate the following elements when formulating strategic plans:

•	Organisational capabilities;

•	Organisational resources;

•	Organisational commitment; and

•	Stakeholder requirements, including customers, regulators, employees, and investors.

Business risk is also controlled via the monthly performance review processes which include financial reviews carried out by the Finance Function via the franchise Finance Directors and Financial Planning & Analysis. These reviews are carried out to understand emerging trends, issues and, where there are adverse variations from plans, enable management to take appropriate actions. A wide variety of financial, risk, customer and market metrics are monitored to assess business performance and hence the effectiveness of chosen strategies. Deviations from plan are analysed to determine drivers which could be strategic, environmental or management-related. The monthly performance review process also includes the provision of monthly reports to the Executive Committees and the Board.

In addition, business performance reviews are carried out on a quarterly basis to discuss detailed business issues and agree action plans. These are led by franchise Chief Executive Officers and Finance Directors, with RBS’s Chief Executive, Chief Financial Officer, Chief Risk Officer and other stakeholders in attendance.

Finally, business risk is controlled through the adoption of policy standards that inform the approach to strategy development and business planning. Examples include the policy standards on Corporate Governance, Business Commitment Approval Process, Acquisitions & Disposals, Capital Management and Political Legislative & Regulatory Environment.

*unaudited

Business review Capital and risk management

Business risk* continued

Risk appetite

Refer to the Risk appetite section on page 149.

Risk identification and monitoring

Business risk is identified and managed at the product and transaction level. Estimated revenue, costs and capital, including the potential range of outcomes, are key considerations in the design of any new product or investment decision. All policies that ultimately seek to manage and control financial impact at the product and transaction level are therefore relevant to business risk management, including policies on conduct, funding and investment spending.

Business risk is reported, assessed and challenged at every governance level within the organisation. Each franchise monitors its financial performance relative to plans and reports this on a regular basis to the Finance Directors of each franchise. The monthly and quarterly performance review processes described above, as well as the Top Risks process are also all central to the identification and monitoring of business risk.

Business risk is reviewed and assessed through the planning cycles. Financial plans are developed on a bottom-up basis and refined under expected and potential scenarios reflecting expectations of the external environment and strategic priorities. These scenarios are tested against a range of sensitivities and stresses to identify the key risk drivers behind any potential volatility, together with management actions to address and manage them.

Risk mitigation

RBS operates a monthly rolling forecasting process to identify projected changes in, or risks to, key financial metrics, and ensures appropriate actions are taken.

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

RBS also undertakes strategic reviews to decide on how to react to specific developments.

Risk measurement

A wide variety of financial, risk, customer and market metrics are used to monitor business performance and thus, inter alia, the effectiveness of chosen strategies. Any deviations from the expected values are analysed to determine drivers which could be strategic, environmental or management. Example metrics include: customer attrition, deposit balances, revenues, impairments or loan losses, profitability and risk-weighted returns.

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

All the disclosures in this section are unaudited.

Sources of risk

Reputational risk can arise from the conduct of either RBS as a whole or that of the individuals it employs; from the activities of customers and the countries in which they operate; from the products RBS offers and the transactions it supports; and from its operations and infrastructure.

Key developments in 2015

The importance of reputational risk was reinforced with the implementation of a Reputational Risk Policy across customer-facing businesses and functions to improve the identification, assessment and management of customers and issues that present a reputational risk.

This resulted in the strengthening of governance frameworks in businesses including enhancing reputational risk forums that consider customers, transactions, products or issues that present material reputational risks. The membership of the most senior RBS-wide Reputational Risk Forum (RRF) was also reinforced through the addition of the Chief Marketing Officer as a member.

Reporting on cases and issues that have been discussed at RRFs was strengthened, including the review of selected cases and issues by senior business committees and the Board Risk Committee. This ensures lessons are learned on reputational risk management both within businesses and across franchises. Management information has also been improved, with a central register of cases and issues under development.

*unaudited

Business review Capital and risk management

Reputational risk* continued

The most material threats to RBS’s reputation continued to originate from historical and more recent conduct issues. As a result, RBS has been the subject of investigations and reviews by a number of its regulators, some of which have resulted in fines and public censure. Refer to the Litigation, investigations and reviews section of Note 30 on the consolidated accounts on page 337.

Governance

Reputational risk is of significant importance and is controlled by a governance framework, with Board-level oversight reinforced by a Reputational Risk Policy.

Reputational risk appetite is agreed at RBS-wide level by the Executive Risk Forum (ERF) and cascaded to business franchises and functions.

The Sustainable Banking Committee is responsible for overseeing how RBS manages its reputation and delivers its commitments on trust, advocacy, and customer service.

The Board’s oversight of reputational issues is supported by the senior RBS-wide RRF which opines on cases that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the ERF, also acts as a central forum to approve sector or theme-specific reputational risk appetite positions (including Environmental, Social & Ethical risk positions) following review at business franchise risk committees.

Risk appetite

Refer to the Risk appetite section on page 149.

Risk monitoring and measurement

Emerging reputational issues are identified by business franchises and functions with the Sustainability Services and Enterprise Wide Risk teams focusing on new and emerging sustainability and strategic risks respectively. The Risk Management Monthly Report, provided to the Executive Risk Forum and the Board Risk Committee (BRC), may also discuss reputational risks facing RBS, and the annual Sustainability Report covers progress on sustainability principles.

Management information on customers, transactions, products or issues that have been escalated to relevant reputational risk approving authorities and forums is captured by each business franchise with select cases being reviewed by senior risk committees within the businesses. A summary of material reputational risk issues discussed at the senior RBS-wide Reputational Risk Forum is also provided in the Risk Management Monthly Report.

ESE ratings of customers and transactions are captured and analysed centrally by the Reputational and ESE Risk Team and reported externally in the annual Sustainability Report.

Risk mitigation

Reputational risk is mitigated through governance frameworks and training of staff to ensure early identification, assessment and escalation of cases with potential reputational risk, if appropriate. This includes creating appropriate fora, for example reputational risk committees or individual reputational risk approvers.

Also important is the setting of clear reputational risk appetite criteria, ensuring higher risk cases are escalated for informed debate and senior-level approval. Effective communication channels and incident response planning also ensure that cases resulting in reputational impact are appropriately managed, for example by declining or exiting business or by ensuring incident management plans are implemented to manage the impact of negative media coverage.

Conduct and regulatory risk*

Definition

Conduct and regulatory risk is the risk that the behaviour of RBS and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. The damage or loss may be the result of a failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, or of failing to meet customers’ or regulators’ expectations.

All the disclosures in this section are unaudited.

Sources of risk

Conduct and regulatory risk exists across all stages of RBS’s relationships with its customers, from the development of its business strategies, through governance arrangements, to post-sales processes. Activities through which conduct risk may arise are diverse and include product design, marketing and sales, complaint handling, staff training, and handling of confidential and non-public price sensitive information. Conduct risk also exists if RBS does not take effective action to prevent fraud, bribery and money laundering. Regulatory risk arises from the regulatory, business or operating environment and from RBS’s response to it.

As set out in the Litigation, Investigations and Reviews section, RBS and certain members of it are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Business review Capital and risk management

Conduct and regulatory risk* continued

Key developments

RBS continued to remediate historical conduct issues, while also focusing its customer-facing businesses and support functions around the needs of its customers.

The remediation of PPI continued and RBS increased its provisioning by £500 million, following the issuance of the consultation paper by the FCA in November 2015; this sets out proposed rules and guidance for how firms should handle PPI complaints fairly. The Consultation Paper also contains proposals for the introduction of a deadline date for complaints in 2018.

During 2015 a new Conduct Risk Appetite Framework was established and is being embedded across RBS.

The Conduct Risk Appetite Framework is divided into seven pillars, ensuring that conduct risk exposures are understood and managed in accordance with agreed risk appetite and that there is regular, consistent assessment and reporting of both risk exposures and the operating effectiveness of controls, across the businesses.

The Framework enables the implementation of a consistent approach to assessing conduct and regulatory risk; the removing of silos and duplicative testing in businesses; and the design of a simplified risk assessment process across conduct and operational risk.

Other activities undertaken to address regulatory risk included:

•	Migration to simpler, principle-based policies with accountable executives identified and roles, accountabilities and responsibilities defined;

•	Roll-out of RBS-wide policies, processes and strategic systems to identify and manage conflicts of interest better;

•	Implementation programmes to prepare for ring-fencing and the UK’s new individual accountability regime, as well as other future regulatory requirements;

•	Enhancement of the RBS-wide surveillance programme; and

•	Significant investment in anti-money laundering controls, governance and training.

Governance

Conduct & Regulatory Affairs (C&RA) is responsible for defining appropriate standards of conduct, and for driving adherence to them, for designing the framework for managing conduct and regulatory risk, and for overseeing remediation activity. It also provides appropriate controls, challenge and oversight to ensure good customer outcomes. In so doing, C&RA acts as a second line of defence control function.

Key elements of the governance structure are set out below:

•	The C&RA Executive Committee considers emerging issues material to C&RA’s strategy, and implements Board and Executive Committee risk management policy decisions;

•	The Financial Crime Accountable Executive Committee (accountable to the Executive Risk Forum) ensures that the customer businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively; and

•	The Mandatory Change Advisory Committee (MCAC), reports to the Bank-Wide Investment Committee, and comprises representatives of the customer businesses and functions. The MCAC acts as the ‘reception committee’ for reviewing externally mandated changes that may affect RBS and recommending appropriate responses, including the timely mobilisation of change implementation activities. In doing so, it agrees business or function owners of individual risks; and commissions and reviews impact assessments from customer businesses and functions.

Controls and assurance

Under the RBS Policy Framework, C&RA owns 23 conduct risk policies. Each policy is designed to provide both high-level direction and RBS-wide requirements. The policies are designed to ensure RBS meets its regulatory obligations, and to provide the necessary clarity for staff on their conduct obligations.

C&RA’s Regulatory Affairs department separately oversees the regulatory changes, interactions with regulators and regulatory approvals for individuals.

*unaudited

Business review Capital and risk management

Conduct and regulatory risk* continued

Assurance and monitoring activities are essential to help measure the extent to which RBS manages its delivery of specific customer outcomes.

Risk assessments are used to identify material conduct risks and key controls across all business areas. The risk assessment process is designed to confirm that risks are effectively managed and prioritised and that controls are tested.

Scenario analysis is used to assess the impacts of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect RBS’s financial performance or reputation and are an important component in the operational risk framework and capital model.

Risk appetite

Work to refine and embed the risk appetite framework and associated control processes continued in 2015. The risk appetite statements set the minimum standards which the RBS franchises augment with specific conduct risks inherent in their business model. The franchises undertake an annual self-assessment of the inherent and residual conduct risks against the risk appetite statements.

Risk monitoring and measurement

C&RA works closely with the customer-facing businesses to assess business models, strategy and products and influence better outcomes for customers.

RBS’s senior boards and committees receive updates on conduct risk exposures and action plans through monthly C&RA-initiated reporting. The reporting is intended to be focused, forward-looking and action-oriented.

C&RA provides appropriate reporting of all material regulatory reviews and other regulatory developments worldwide to the appropriate RBS-wide committees, including the Board, the Group Audit Committee and BRC.

An annual Money Laundering Reporting Officer’s Report is submitted to the Board and the FCA. Covering the operation and effectiveness of the systems and controls in place to comply with Anti-Money Laundering (AML) law and regulation, it also describes RBS’s AML framework. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions as well as embargoes and export controls imposed by the UN, governments and other supranational bodies.

The Group Audit Committee is provided with an annual Whistleblowing Update Report. It details cases by internal reporting categories based on the Public Interest Disclosure Act (1998); identifies underlying causal and subject trends; and highlights the outcome of investigations and actions taken.

C&RA is working with each business to enhance the management information linked to their risk appetite statements. This is required to ensure appropriate customer outcomes are delivered, and that the management information is compliant with the Basel Committee on Banking Supervision principles for effective risk data aggregation and risk reporting.

Risk mitigation

C&RA communicates information on regulatory developments, and follow-ups with regulators, to customer-facing businesses and functions, helping them identify and execute any required mitigating changes to strategy or business models.

Early identification and effective management of changes in legislation and regulation, are critical to the successful mitigation of conduct and regulatory risk. All regulatory and compliance changes are managed to ensure timely compliance readiness. Those changes assessed as having a ‘High’ or ‘Medium-High’ impact are managed especially closely, with the aim of mitigating the impact through, for instance, changes to strategy or business activities, or external engagement.

Operational risk*

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risks may have a direct customer or reputational impact (for example, a major IT systems failure or fraudulent activity) or both. Operational risk failures may also have a link with conduct risk failures.

All the disclosures in this section are unaudited.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. It may arise from forms of human error, an inability to deliver change on time or adequately, or the non- availability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law or regulations.

Key developments in 2015

The functional operating model for operational risk was embedded during 2015 and aims to ensure operational risk is managed in a consistent manner across RBS. This supplemented work by the customer businesses to increase understanding of the operational risk profile and the actions required to mitigate risks outside of appetite.

An Operational Risk Management Framework (ORMF) programme was established, aiming to deliver enhancements with an emphasis on simplifying and improving connectivity between individual ORMF components by the end of 2016.

Following the major IT incident that occurred in 2012, significant improvements have been delivered to the technology environment. These included major investments in upgrading core banking infrastructure and improving a broad range of processes and tools. Further improvement initiatives will continue as part of the Transformation Programme to simplify RBS’s technology environment.

*unaudited

Business review Capital and risk management

Operational risk*continued

The successful execution of major projects, including the transformation plan, the restructuring of CIB and the divestment of Williams & Glyn is essential to meeting RBS’s strategic objectives. Operational Risk continued to oversee the implementation of these, ensuring the associated risks were assessed and understood with mitigating activity in place wherever possible.

Cyber risk

Cyber attacks are increasing in frequency and severity across the industry and their threat to the security of RBS’s information from continues to be closely monitored. During 2015 RBS participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a large-scale programme to improve user access controls is in progress, along with a number of other actions, including a reduction in the number of external websites, enhancement of protection against malware, and the implementation of a staff education programme on information protection.

Risk governance

A strong operational risk management function is vital to support RBS’s ambitions. Better management of operational risk directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The operational risk function, an independent second line of defence, plays a leadership role and seeks to achieve a robust operational risk management framework and culture across RBS. The Global Head of Operational Risk reports to the Chief Risk Officer.

The operational risk function is responsible for the design, development, delivery and continuous improvement of the ORMF. The Operational Risk Policy is incorporated in the RBS Policy Framework and provides direction for the consistent identification, assessment, management, monitoring and reporting of operational risk. Through a network of oversight teams, the function undertakes second line of defence oversight and challenge to ensure the integrity of the ORMF, and manages the overall operational risk profile against risk appetite.

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum (ERF), acts on all operational risk matters. This includes reviewing the operational risk exposure against risk appetite; identifying and assessing material operational risks, encompassing both current and emerging material risks; reviewing and monitoring the operational risk profile; and reviewing and approving material policy changes.

Controls and assurance

The Control Environment Certification (CEC) process is a half yearly self-assessment of the adequacy and effectiveness of RBS’s internal control environment. This covers material risks and the key controls that underpin them, including financial, operational and compliance controls, as well as the supporting risk management frameworks.

The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and high-level plans required to improve the control environment, are reported to the Board, the Group Audit Committee and the Board Risk Committee. They are also shared with external auditors.

The CEC helps to ensure compliance with the RBS Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the Compliance report section), and the requirements of the UK Corporate Governance Code.

Risk appetite

The operational risk appetite framework is place to manage the risk to an acceptable level in line with stated risk appetite. Risk appetite provides RBS with a clear understanding of its acceptable levels of risk in relation to its strategic objectives and wider obligations.

This has led to the development of a number of risk appetite statements covering RBS’s most material operational risks. These risks were identified due to their significance and they are regularly reported to the OREC, ERF and BRC. Work has commenced to cascade these statements to each business. The statements are monitored and reported at business risk committees.

Above these sits an RBS-level operational risk appetite statement which encompasses the full range of operational risks and drives the strategic risk measurement of stakeholder confidence. This is reviewed annually by the ERF. The statement is supported by three simple measures: (i) the relationship between operational risk losses and RBS’s gross income; (ii) metrics covering control environment performance; and (iii) the requirements for the material RBS wide operational risks to be managed within risk appetite.

Risk identification and assessment

Risk and control assessments are used to identify and assess material operational and conduct risks and key controls across all business areas. To support identification of risk concentrations, all risks and controls are mapped to the risk directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit for purpose and operate effectively.

During 2015 an enhanced end-to-end risk assessment methodology was designed, which is now being implemented across RBS. This approach enhances the understanding of the risk profile of RBS’s key products and services, and it will be used to identify and quantify the most material risks. Subject matter experts and key stakeholders are engaged from across RBS to support management decision-making in line with RBS’s financial and non-financial appetite statement.

*unaudited

Business review Capital and risk management

Operational risk*continued

The New Product Risk Assessment process aims to ensure that the risks represented by new products (and material variations to existing products) are identified and assessed before launch. There is now a requirement to demonstrate that all products provide fair outcomes to customers. Ongoing enhancements to improve the risk rating of new and significant changes to products as well as increasing the focus on customers were introduced during 2015.

Risk mitigation

Risks are mitigated through the application of key preventative and detective controls as an integral step in risk assessment methodology, to enable a determination of the residual risk. Control owners are accountable for the design, execution, performance and maintenance of key controls.

These key controls are regularly assessed for adequacy and tested for effectiveness. The control testing results are monitored and, where a material change in performance is identified, it results in a re-evaluation of the associated risk. During 2015, work continued on enhancing management information reporting, driving consistency and more focused actions to mitigate risk.

RBS purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements.

Risk monitoring

Monitoring and reporting are part of RBS’s operational risk management processes, which aim to ensure that risks and issues are identified, considered by senior executives, and managed effectively.

The most material operational risks and their position relevant to risk appetite are regularly reviewed at the OREC, along with any emerging risks and the actions taken to mitigate them. These are also reported to the BRC and the ERF. Exposures specific to each business are communicated through monthly risk and control reports that are discussed at business risk committees.

Risk measurement

RBS uses the standardised approach to calculate its operational risk capital requirement. This is based upon multiplying three years’ average historical gross income by co-efficients set by the regulator based on type of income.

As part of the wider Internal Capital Adequacy Assessment Process (ICAAP) an operational risk economic capital model is used as a key capital benchmark. The model utilises loss data and scenario analysis inputs from the operational risk framework to provide a risk sensitive view of RBS’s operational risk capital requirement.

Scenario analysis is used to assess the potential impact of extreme but plausible operational risks. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Capital

Using the standardised approach, RBS’s Pillar 1 capital requirement for 2015 was £2.5 billion (2014 - £2.9 billion).

Event and loss data management

The event and loss data management process ensures the capture and recording of operational risk loss events that meet defined criteria. The loss data is used for regulatory and industry reporting and is included in the capital modelling, for the calculation of the regulatory capital for operational risk.

The most serious events are escalated in a simple, standardised process to all senior management, by way of the Group Notifiable Event Process.

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2015 may relate to events that occurred, or were identified in, prior years.

Percentage and value of events

At 31 December 2015, four categories accounted for around 99% of all operational risk events. These were: (i) clients, products and business practices; (ii) execution, delivery and process management; (iii) fraud; and (iv) employment practices and workplace safety. This was broadly unchanged from 2014. At 31 December 2015, events associated with clients, products and business practices accounted for 98% of the losses (compared to 93% in 2014.)

The losses in this category resulted from new conduct-related provisions, and further increased provisions relating to Payment Protection Insurance and Interest Rate Hedging Products settlements. A small number of operational risk events contributed a high percentage of the total losses. In 2015, around 1% of the events contributed 98% of the losses. This was in line with 2014.

*unaudited

Business review Capital and risk management

Operational risk*continued

Percentage of events

Value of events

*unaudited

Business review Capital and risk management

Pension risk*

Definition

Pension obligation risk is the risk to RBS caused by its contractual or other liabilities to or with respect to a pension scheme (whether established for its employees or those of a related company or otherwise). It also means the risk that the bank will make payments or other contributions to or with respect to a pension scheme because of a moral obligation or because the bank considers that it needs to do so for some other reason.

All the disclosures in this section are unaudited.

Sources of risk

RBS has exposure to pension risk through its defined benefit schemes worldwide. Four of the largest schemes, which represent around 90% of RBS’s pension liabilities, are the Royal Bank of Scotland Group Pension Fund (Main scheme), the Ulster Bank Pension Scheme (Republic of Ireland), the Ulster Bank Pension Scheme and the Royal Bank of Scotland International Pension Trust. The Main scheme is the principal source of pension risk.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Meanwhile, pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates and equity and property prices. RBS is exposed to the risk that the schemes’ assets together with future returns and any additional future contributions are insufficient to meet liabilities as they fall due. In such circumstances, it could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

Key developments in 2015

A payment of £650 million was made to the Main scheme in 2015 in line with the current Schedule of Contributions, in addition to the regular annual contribution of around £270 million for ongoing accrual of benefits and the expenses of running the scheme.

Following developments in pension accounting and reporting during 2015, RBS revised its policy for determining whether or not it has an unconditional right to a refund of any surpluses in its employee pension funds and also revised prior periods (refer to page 270 - Accounting policies and page 289 Note 4, Pensions, for more details). The incremental impact of this, combined with the accelerated payment expected of £4.2 billion to be made in 2016, is anticipated to improve RBS’s risk profile, capital planning, and resilience through the period to 2019. Subject to PRA approval, the adverse core capital impact resulting from the accounting policy change and the accelerated payment is expected to be partially offset by a reduction in core capital requirements. Any such core capital offsets are likely to occur at the earliest from 1 January 2017, but they will depend on the PRA’s assessment of RBS’s CET1 capital position at that time.

The Bank of England issued PS17/15 - ‘Assessing capital adequacy under Pillar 2’. This set out the final rules, statement of policy and supervisory statements for Pillar 2 capital policy, which informed the calculation of RBS’s pension risk capital at 31 December 2015.

Throughout 2015, various pension risk stress-testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios to meet integrated Bank of England stress-testing requirements. For more information on stress testing, refer to page 157.

Governance

The Main scheme operates under a trust deed. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc. The trustee board currently comprises six directors selected by RBS and four directors nominated by members. The trustee is supported by RBS Investment Executive Ltd (RIEL), a team which specialises in pension investment strategy.

The Pension Risk Committee (PRC) chaired by the Group Treasurer, acts as a sub-committee of the RBS Asset and Liability Committee (ALCo) and formulates RBS’s view of pension risk. The PRC considers mechanisms that could potentially be used for managing risk within the funds as well as financial strategy and employee welfare implications, and also reviews actuarial assumptions from a sponsor perspective as appropriate. The PRC is a key component of RBS’s approach to pension risk where risk management, asset strategy and financing issues are reviewed and monitored on behalf of RBS. The PRC also serves as a formal link between RBS, RIEL and the trustee.

For further information on Risk governance, refer to page 144.

Risk appetite

Investment policy for the schemes is defined by the trustee with input from RIEL and other specialist advisers employed by the trustee. While the trustee is responsible for the management of the scheme assets, it consults with RBS on material changes to the Main scheme’s risk appetite and investment policy.

RBS maintains an independent view of the risk inherent in pension funds, with an associated risk appetite, and has defined limits against which risk is measured. In addition to the scrutiny provided by the PRC, RBS also achieves this through regular pension risk monitoring and reporting to the Board, the Executive Committee and the BRC on the material pension schemes that RBS has an obligation to support.

Risk mitigation

The trustee has taken measures to mitigate inflation and interest rate risks both by investing in suitable financial assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The assets of the Main scheme, which represented 88% of RBS’s pension plan assets at 31 December 2015, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, property and other alternative assets.

*unaudited

Business review Capital and risk management

Pension risk*continued

Risk monitoring and measurement

Pension risk reporting is submitted quarterly to the Board in the RBS Risk Monthly Management Report. The report includes a measurement of the overall deficit or surplus position based on the latest data, estimated capital requirements and an assessment of the associated assets and liabilities.

RBS also undertakes a number of stress tests and scenario analyses on its material defined benefit pension schemes each year as part of its risk measurement framework. These stress tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes the production of the pension risk ICAAP as well as additional stress tests for a number of internal management purposes.

Pension stress tests take the form of both stochastic and deterministic stresses over time horizons ranging from instantaneous to five years in duration. They are designed to examine the behaviour of the pension schemes’ assets and liabilities under a range of financial and demographic shocks. The results of the stress tests and their consequential impact on RBS’s balance sheet, income statement and capital position are incorporated into the overall bank-wide stress test results.

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements. Asset sensitivity to changes in nominal yields increased over the year as swap yields fell at longer durations and the Main scheme increased its interest rate hedging ratio.

	Change	Change	Change in net
	in value	in value of	pension
	of assets	liabilities	obligations
2015	£m	£m	£m
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	874	363	511
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,029	1,104	(75)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	70	1,526	(1,456)
Fall in equity values of 10%	(667)	—	(667)

2014
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	447	413	34
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	932	1,159	(227)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	65	1,581	(1,516)
Fall in equity values of 10%	(771)	—	(771)

The chart below shows the pension liability cash flow profile, allowing for expected indexation of future payments. The majority of expected cash flows (77%) are anticipated within the next 40 years. The profile will vary depending on the assumptions made regarding inflation expectations and mortality.

*unaudited

Business review Capital and risk management

Credit risk: management basis

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

The following disclosures in this section are audited:

•	Risk assessment and monitoring

•	Wholesale credit risk management

°	Risk mitigation;

°	Problem debt management - Forbearance;

°	Key credit portfolios - commercial real estate LTV distribution

•	Personal credit risk management

°	Problem debt management - Forbearance

°	Overview of personal portfolios - Forbearance; and LTV distribution

•	Country risk - Summary of country exposures

Sources of credit risk*

The principal sources of credit risk for RBS are as follows:

Lending - RBS offers a number of lending products that involve an obligation to provide credit facilities to customers. To mitigate the risk of loss, security may be obtained in the form of physical collateral (such as commercial real estate assets and residential property) or financial collateral (such as cash and bonds). Exposures arising from leasing activities are also included.

Derivatives and securities financing - RBS enters into derivatives contracts and securities financing transactions. These result in counterparty credit risk, which is the risk of financial loss arising from the failure of a counterparty to meet obligations that vary in value by reference to a market factor. To mitigate the risk of loss, collateral and netting are used along with the additional legal rights provided under the terms of over-the-counter contracts.

Debt securities - RBS holds some debt securities for liquidity management purposes and is exposed to credit risk as a result.

Off-balance sheet products - RBS provides trade finance and guarantees for customers, as well as committed but undrawn lending facilities, and is exposed to credit risk as a result.

Other activities - RBS is exposed to settlement risk through its activities in foreign exchange, trade finance and payments.

Overview and key developments

Credit quality and impairment - The portfolio reduced due to the strategic disposal of Citizens and Capital Resolution assets. Improvement in asset quality was evidenced by a reduction in the number of customers showing financial stress, the number of customers in default and a release of provisions. This was achieved against a backdrop of supportive economic conditions in RBS’s key markets.

UK personal lending - The Personal portfolio grew in mortgage lending while underwriting standards remained unchanged. This reflected improving economic conditions as well as the continued low interest rate environment.

Natural Resources - The Oil & Gas sector was affected by the large drop in oil price with prices remaining volatile. Exposures to the Oil & Gas sector materially reduced during 2015. Asset quality remains strong with the majority of the portfolio remaining investment grade. However, changing market conditions resulted in a limited number of customers experiencing financial stress during the year. The Mining & Metals sector was affected by the global market imbalance, prompted by a slowdown in demand - especially from China - and oversupply of the key metal commodities following a legacy of heavy investment in new production capacity. There was a particular focus on mining, which is most vulnerable in these circumstances. Market conditions remained challenging, especially for customers with high financial or operational leverage. Exposure to the Mining & Metals sector reduced materially during 2015. The sector was subject to heightened credit monitoring and ongoing risk appetite review. For further information, refer to the Key credit portfolios section on page 206.

Automotive - As a result of market events, heightened credit monitoring and an ongoing risk appetite review were introduced for this sector with proactive management of direct and indirect exposures. However, no deterioration of asset quality was observed. For further information, refer to the Key credit portfolios section on page 210.

Emerging markets - Exposure decreased as RBS continued to withdraw from non-strategic countries. The reduction in exposure to China during 2015 reflected corporate loan sales and reductions in bank cash collateral due to a decrease in volumes of foreign exchange trade. For further information, refer to the Country risk section on page 221.

Credit risk management function*

Governance

The activities of the RBS credit risk management function, which is led by the Group Chief Credit Officer (GCCO), include:

•	approving credit for customers;

•	ensuring that credit risk is within the risk appetite set by the Board;

•	managing concentration risk and credit risk control frameworks;

•	developing and ensuring compliance with credit risk policies; and

•	conducting RBS-wide assessments of provision adequacy.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

 The key elements of the credit risk management function are set out below.

Leadership	GCCO	The GCCO has overall responsibility for the credit risk function. The GCCO chairs the Credit Risk Committee and, with the CRO, co-chairs the RBS provisions committee.
Governance	Credit Risk committee	Authority over risk appetite (within the appetite set by the board), strategy, frameworks and policy as well as oversight of RBS credit profile.
	Provisions Committee (1,2)	Authority over provisions adequacy and approval of recommendations from business provisions committees in accordance with approval thresholds.
Risk appetite

Concentration frameworks

- Wholesale

° Single name

° Sector

° Country

° Product and asset class

- Personal credit appetite framework

Reputational and environmental, social and ethical frameworks

Credit policy

Frameworks are maintained to ensure that the risk of an outsized loss due to a concentration to a particular borrower, sector, product type or country remains within appetite. The credit frameworks are aligned to the RBS risk appetite framework.

RBS uses a product and asset class framework to control credit risk for its Personal businesses. The framework sets limits that measure and control the quality of both existing and new business for each relevant franchise or segment.

Controls and risk assurance	Control assurance Quality assurance Model risk management	Credit policy standards are in place for both Wholesale and Personal portfolios and are expressed as a set of mandatory controls. Assurance activities, as defined by credit policy, are undertaken by an independent assurance function.
Credit stewardship	Credit assessment standards Credit risk mitigation and collateral Credit documentation Regular portfolio/customer review Problem debt identification and management

Credit risk stewardship takes place throughout the customer lifecycle, from initial credit approval and on a continuous basis thereafter.

The methodology applied for assessing and monitoring credit risk varies between customer types and segments.

Customers	Segmentation

Customers are managed differently, reflecting different customer types and risks.

Wholesale customers are grouped by industry clusters and managed on an individual basis (includes Corporates, Banks and Financial Institutions).

Personal customers are grouped into portfolios of similar risk and managed on a portfolio basis (3).

Notes:

(1)	Co-chair with RBS Chief Risk Officer

(2)	Authority is delegated by Executive Risk Forum

(3)	For further information on the RBS provisioning and impairment practices refer to page 227.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Risk appetite*

Risk appetite across all risk types is set using specific quantitative targets under stress, including earnings volatility and capital adequacy. The credit risk appetite frameworks have been designed to reflect factors that influence the ability to meet those targets. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the credit risk appetite frameworks and risk appetite targets. The frameworks are supported by a suite of policies and transaction acceptance standards that set out the risk parameters within which franchises must operate. For further information of the specific frameworks for wholesale and personal refer to page 198 and 212 respectively.

Risk measurements and models*

Credit risk assets

RBS uses a range of measures for credit risk exposures. The internal measure used, unless otherwise stated, is credit risk assets (CRA) consisting of:

•	Lending exposure - measured using drawn balances (gross of impairments). Comprises cash balances at central banks as well as loans and advances to banks and customers.

•	Counterparty exposures - measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and regulator-approved models but before the effect of collateral. Calculations are gross of credit value adjustments.

•	Contingent obligations - measured using the value of the committed amount and including primarily letters of credit and guarantees.

CRA exclude issuer risk (primarily debt securities) and securities financing transactions. CRA take account of regulatory netting although, in practice, obligations are settled under legal netting arrangements that provide a right of legal set-off but do not meet the offset criteria under IFRS.

Risk models

RBS uses the output of credit risk models in the credit approval process - as well as for ongoing credit risk assessment, monitoring and reporting - to inform credit risk appetite decisions. These models may be divided into different categories:

Model	Calculation method	Wholesale	Personal
PD model	Individual counterparty	Each customer is assigned a probability of default (PD) rating and corresponding grade. PD is calculated using a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance and sector outlook.	Each customer account is scored and models are used to assign a PD rating. Inputs vary across portfolios and include both internal account and customer level data, as well as data from credit bureaus. This score is used to support automated credit decision-making through the use of a statistically-derived scorecard.
LGD model	Individual counterparty	Loss given default (LGD) models estimate the amount that cannot be recovered in the event of a customer default. When estimating LGD, RBS’s models assess both borrower and facility characteristics, as well as any credit risk mitigants. The cost of collections and a time-discount factor for the delay in cash recovery are also incorporated.
EAD model	Individual counterparty	Exposure at default (EAD) models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. Regulatory requirements stipulate that EAD must always be equal to, or higher, than current utilisation, though exposures can be reduced by a legally enforceable netting agreement.
EC model	Portfolio level	The credit economic capital model is a framework that allows for the calculation of portfolio credit loss distributions and associated metrics over a given risk horizon for a variety of business purposes. The model takes into account migration risk (the risk that credit assets will deteriorate in credit quality across multiple years), factor correlation (the assumption that groups of obligors share a common factor) and contagion risk (for example, the risk that the weakening of the sovereign’s credit worthiness has a significant impact on the creditworthiness of a business operating in that country).

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Changes to credit models

RBS reviews and updates models on an ongoing basis in order to reflect the impact of more recent data, changes to products and portfolios, and new regulatory requirements. Extensive changes were made to wholesale models between 2012 and 2014. To a lesser extent, the impact of these changes continued through 2015, resulting in some downwards rating migrations across internal asset quality bands. For further information, refer to the Asset quality section on page 197.

Model changes affect year-on-year comparisons of risk measures in certain disclosures. Where meaningful, in commentary RBS has differentiated between instances where movements in risk measures reflect the impact of model changes and those where such movements reflect changes in the size of underlying credit portfolios or their credit quality.

For more information on model governance and review refer to the Model section on page 147.

Risk mitigation*

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

The business and credit teams are supported by specialist in-house documentation teams. RBS uses industry-standard loan and security documentation wherever possible. However, when non-standard documentation is used, external lawyers are employed to review it on a case-by-case basis. Mitigants (including any associated insurance) are monitored throughout the life of the transaction to ensure that they perform as anticipated. Similarly, documentation is also monitored to ensure it remains enforceable.

For further information refer to the sub-sections on Wholesale credit risk management and Personal credit risk management.

Counterparty credit risk

RBS mitigates counterparty credit risk arising from both derivatives transaction and repurchase agreements through the use of netting, collateral and market standard documentation.

Amounts owed by RBS to a counterparty are netted against amounts the counterparty owes the bank, in accordance with relevant regulatory and internal policies. However, generally, this is only done if a netting and collateral agreement is in place as well as a legal opinion to the effect that the agreement is enforceable in the relevant jurisdictions.

Collateral may consist of either cash or securities. In the case of derivatives, collateral generally takes the form of cash. In the case of securities financing transactions, collateral usually takes the form of debt securities and, to a much lesser extent, equity securities at the outset. However, if the value of collateral falls relative to the obligation, RBS may require additional collateral in the form of cash (variation margin). The vast majority of agreements are subject to daily collateral calls with collateral valued using RBS’s internal valuation methodologies.

Industry standard documentation - such as master repurchase agreements and credit support annexes accompanied by legal opinion - is used for financial collateral taken as part of trading activities.

RBS restricts counterparty credit exposures by setting limits that take into account the potential adverse movement of an exposure after adjusting for the impact of netting and collateral (where applicable).

Risk assessment and monitoring

Practices for credit stewardship - including credit assessment, approval and monitoring as well as the identification and management of problem debts - differ between the wholesale and personal portfolios. For further information refer to the relevant sub-sections on pages 198 and 212. A key aspect of credit risk stewardship is ensuring that, when signs of impairment are identified, appropriate impairment provisions are recognised.

Impairment, provisioning and write-offs

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality. The impairment, provisioning and write-off processes are described in more detail below.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Impairment

A financial asset is impaired if there is objective evidence that the amount, or timing, of future cash flows has been adversely affected since its initial recognition. Refer to accounting policies on page 276 for details regarding the quantification of impairment losses.

Days-past-due measures are typically used to identify evidence of impairment. In both Wholesale and Personal portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Indicators of impairment include the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or any evidence of diminished cash flows.

Provisioning

The amount of an impairment loss is measured as the difference between the asset carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The current net realisable value of the collateral will be taken into account in determining the need for a provision. This includes cash flows from foreclosure (less costs of obtaining and selling the collateral), whether or not foreclosure is probable. Impairment provisions are not recognised where amounts due are expected to be settled in full on the realisation of collateral. RBS uses one of the following three methods to quantify the provision required: individual; collective; and latent, as set out below:

Provision method	Customer type	Quantification method	Key factors considered
Individual	Impaired, individually significant	Case-by-case assessment of future cashflows	• Customer and guarantor performance. • Future value of collateral. • Future economic conditions based on factors available at the time.
Collective	Impaired but not individually significant, grouped into homogenous portfolios	Quantitative review of relevant portfolio	• Level of arrears. • Value of security. • Historical and projected cash recovery trends. • Current economic conditions. • Operational processes. • Latest cash collection profile.
Latent	Not impaired	PD% x LGD% x EAD x Emergence Period

•      For wholesale customers PD, LGD and EAD values are used.

•      For personal, calculations are performed at portfolio level by product (e.g. mortgages, credit cards or unsecured loans).

•      Portfolio-level emergence periods are based on products or businesses with similar homogenous characteristics. Emergence periods range from 120 to 274 days.

Refer to pages 227 to 232 for an analysis of impaired loans, related provisions and impairments. Refer to page 276 for details of accounting policies. For details on collateral, refer to the Counterparty credit risk section on page 193 as well as the Wholesale and Personal risk mitigation sections on pages 198 and 212.

The Restructuring credit team will ultimately recommend or approve any provision that may be required.

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels relate to economic conditions, the interest rate environment, the ease and timing of enforcing loan agreements in varying legal jurisdictions and the level of customer co-operation.

In addition, for secured lending, key assumptions relate to the valuation of the security and collateral held, as well as the timing and cost of asset disposals based on underlying market depth and liquidity. Assessments are made by relationship managers on a case-by-case basis for individually-assessed provisions and are validated by credit teams. For individual impairments greater than £1 million, oversight is provided by the RBS Provisions Committee.

Available-for-sale portfolios

Available-for-sale portfolios are also regularly reviewed for evidence of impairment, including: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and increased likelihood that the issuer will enter bankruptcy or other financial reorganisation.

Determining whether evidence of impairment exists requires the exercise of management judgement. It should be noted that the following factors are not, of themselves, evidence of impairment, but may be evidence of impairment when considered with other factors:

•	Disappearance of an active market because an entity’s financial instruments are no longer publicly traded.

•	A downgrade of an entity’s credit rating.

•	A decline in the fair value of a financial asset below its cost or amortised cost.

Business review Capital and risk management

Credit risk: management basis continued

Write-offs

Impaired loans and receivables are written-off when there is no longer any realistic prospect of recovery of part, or the entire loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events. For details of the typical time frames, from initial impairment to write off, for collectively assessed portfolios refer to the accounting policies section on 281.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

Portfolio overview*
		Wholesale
		Banks and			Natural	Retail and
	Personal	other FIs	Sovereign	Property	resources	leisure	Other	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
UK	137,294	28,011	45,604	38,907	7,225	14,706	39,623	311,370
RoI (1)	14,347	876	1,610	1,755	458	1,212	2,323	22,581
Other Western Europe	565	28,270	20,437	2,757	2,351	924	6,565	61,869
US	302	8,654	11,292	601	911	776	2,049	24,585
RoW (2)	2,835	7,262	3,722	893	1,405	253	8,600	24,970
Total	155,343	73,073	82,665	44,913	12,350	17,871	59,160	445,375

Flow into forbearance (3)	2,189	125	—	1,475	647	422	1,189	6,047
Forbearance stock (4)	7,765	141	—	2,281	731	619	1,812	13,349
Watch Red	—	21	106	554	415	286	834	2,216
AQ10	6,302	361	1	4,532	324	803	1,946	14,269
Provisions (5)	3,002	73	1	2,282	133	661	987	7,139

		Wholesale
		Banks and			Natural	Retail and		Total
	Personal	other FIs	Sovereign	Property	resources	leisure	Other	excluding Citizens	Citizens	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK	129,092	27,559	45,308	44,401	7,824	15,509	40,170	309,863	60	309,923
RoI (1)	16,064	1,399	647	7,571	507	1,913	3,096	31,197	22	31,219
Other Western Europe	738	35,738	6,208	4,287	3,523	1,308	9,964	61,766	99	61,865
US	280	11,692	25,035	921	4,750	1,043	6,701	50,422	63,850	114,272
RoW (2)	2,407	13,287	3,039	1,875	5,685	1,188	17,138	44,619	167	44,786
Total	148,581	89,675	80,237	59,055	22,289	20,961	77,069	497,867	64,198	562,065

Flow into forbearance (3)	4,274	60	—	5,413	375	981	1,877	12,980	164	13,144
Forbearance stock (4)	8,853	92	—	7,010	547	1,208	3,221	20,931	500	21,431
Watch Red	—	95	127	1,123	563	351	1,170	3,429	554	3,983
AQ10	7,871	637	1	14,704	261	2,313	3,613	29,400	660	30,060
Provisions	4,452	287	9	9,459	150	1,131	2,016	17,504	536	18,040

Notes:

(1)	RoI: Republic of Ireland.

(2)	Rest of World comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.

(3)	Completed during the period.

(4)	Forbearance stock: Wholesale forbearance stock represents loans that have been subject to a forbearance event in the two years up to the reported date. Personal forbearance stock is reflective of all forbearance granted up to the reporting date (refer to individual Personal section on page 212 for further details). Overall personal forbearance stock, based on EBA definition is £7.0 billion, the main contributor for the difference being exit criteria after a defined period of satisfactory performance).

(5)	Personal provisions include £425 million of provisions against personal customers within Business Banking as well as £391 million of latent provisions, of which £283 million against residential mortgage lending.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Key points

The following key portfolios are either designated high-oversight sectors under the sector framework or constitute a material proportion of CRAs and are discussed in more detail below.

Commercial Real Estate (CRE) (in Property) - refer to page 204;

Oil & Gas (in Natural Resources) - refer to page 207;

Mining & Metals (in Natural Resources) - refer to page 209;

Automotive - refer to page 210;

Shipping (in Other) - refer to page 211; and

Personal, including mortgages - refer to page 212.

•	The increase in the Personal portfolio was predominantly driven by activity in the UK and is in line with RBS strategy to expand this portfolio. For further information on Personal refer to page 212. The decrease in the Wholesale portfolio was observed in a majority of sectors reflecting a continued focus on risk reduction and improving overall credit quality. The increase in sovereigns reflected Treasury activity.

•	For Wholesale, the decreased flow into forbearance during 2015, in comparison to 2014, reflected improving market conditions and a reduction in exit portfolios through RCR’s disposal strategy. 41% of the total forbearance granted was related to non-performing loans with a provision coverage of 43% (2014 - 62%).

•	The number of Watch Red customers continued to decrease during 2015 due to a reduced flow of new cases as well as through customers being taken off Watch as their financial position improved.

•	The reduction in AQ10 assets during the year was primarily due to RCR, within Capital Resolution, completing its targeted run-down by the end of 2015.

•	There was a significant amount of credit impairment release during 2015, in particular in RCR, within Capital Resolution, where the favourable environment and efficient deal execution supported the disposal strategy. Improved market appetite and greater liquidity was demonstrated, particularly in Ireland, where assets have been realised more quickly and at better prices, than previously anticipated.

•	Lower customer defaults within the business and commercial elements resulted in only modest new impairments in the Wholesale portfolio. The majority of provisions in the Wholesale portfolio relate to CRE. For further details on the CRE portfolio refer to page 204.

Business review Capital and risk management

Credit risk: management basis continued

Asset quality*

Credit grades are assigned at legal entity level for wholesale customers.

All credit grades map to both an RBS-level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures, used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be aggregated and reported at differing levels of detail depending on stakeholder or business requirements. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and non-performing loans as AQ10 (where the PD is 100%).

The AQ bands and corresponding probability of default ranges are set out below:

AQ Band	Probability of default	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A-
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

A breakdown of RBS’s asset quality is set out in the chart below:

Note:

(1)	Largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available. Standardised exposures sit predominantly within CPB.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Wholesale credit risk management

This section sets out further detail on RBS’s approach to credit risk management for its Wholesale customers. Four formal frameworks are used to manage Wholesale credit concentration risks within RBS’s risk appetite. These frameworks are regularly reassessed to ensure they remain appropriate for RBS’s varied business franchises, economic and market conditions and to reflect refinements in risk measurement models as well as agreed risk appetite.

A summary of the frameworks is set out below*

Concentration framework	Single name (SNC)	Sector	Product and asset class	Country
Risk addressed	Outsized loss due to concentration on a single borrower or borrower group.	Concentration in a single sector or across sectors that are susceptible to similar stress events.	Concentration on certain products or asset classes.	Concentration on a particular country.
Basis for classification	Size or LGD - based on net customer exposure for a given probability of default.	Size - based on exposure; and Risk - based on Economic Capital and other qualitative factors.	Size - based on exposure to a product or asset class.	Size - based on exposure to a particular country.
Limit types	Customer exposure and LGD limits relative to PD.	Bank-wide and franchise sector and sub-sector exposure limits.	Bank-wide and franchise product/asset class exposure limits and sub-limits.	Bank-wide country limits.
Controls within the framework	Elevated approval requirements, monitoring and reporting, the requirement for regular reviews and for plans to address any exposures in excess of limit.
Exposure measure (net/gross)	Both net and gross of “eligible” mitigants. To be eligible under the framework, mitigants must be legally enforceable, structurally effective and of appropriate maturity.	Gross exposure to a sector/sub-sector.	Net/gross - dependent on type of product.	Net of provisions and risk transfer.
Recent developments	The aggregate SNC exposures remain outside RBS’s long-term risk appetite. However material reductions were achieved during the year. There was a 40% decrease in the number of SNC excesses during 2015 (15% increase in exposure - however a risk mitigation strategy is in place to reduce this). The top ten SNC excesses comprised 90% of total SNC excesses.	Risk appetite for the Oil & Gas, Retail & Leisure, Automotive and Commercial Real Estate sectors was reduced. This took into account market/economic conditions and the successful execution of the RCR strategy to reduce exposures to these sectors.	Risk appetite limits were reduced taking account of the revised risk appetite associated with the restructured CIB business.	Risk appetite limits were reduced for exit countries taking account of the revised risk appetite and international strategy.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Risk assessment*

Before credit facilities are made available to customers a credit assessment is undertaken. The assessment process is the same for all customers. However, in RBS credit risk management is organised in terms of the complexity of the assessment rather than aligned to franchises. Capital Resolution is not managed separately but is shown in tables to aid understanding of the size of the exit portfolio. Credit is only granted to customers following joint approval by an approver from the business and the credit risk function.

These approvers act within a delegated approval authority under the wholesale Credit Authorities Framework (CAF) approved by the Executive Risk Forum.

The level of delegated authority held by approvers is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the CAF. Both business and credit approvers are accountable for the quality of each decision taken but the credit risk approver holds ultimate sanctioning authority.

In 2015, new Transaction Acceptance Standards (TAS) were introduced to provide more detailed transactional lending and risk acceptance guidelines which are one of the tools to control risk appetite at the customer/transaction level. TAS are supplementary to Credit Policy.

When assessing credit risk the following must be considered at a minimum:

•	The amount, terms, tenor, structure, conditions, purpose and appropriateness of all credit facilities;

•	Compliance with relevant credit policies and transaction acceptance standards;

•	The customer’s ability to meet obligations, based on an analysis of financial information;

•	A review of payment and covenant compliance history;

•	The customer’s risk profile, including sector, sensitivity to economic and market developments and management capability;

•	Legal capacity of the customer to engage in the transaction;

•	Credit risk mitigation including requirements for valuation and revaluation. The customer’s credit grade and the loss given default estimate for the facilities;

•	The requirement for the provision of financial information, covenants and/or monitoring formulae to monitor the customer’s financial performance;

•	Refinancing risk - the risk of loss arising from the failure of a customer to settle an obligation on expiry of a facility through the drawdown of another credit facility provided by RBS or by another lender;

•	Consideration of other risks such as environmental, social and ethical, regulatory and reputational risks; and

•	The portfolio impact of the transaction, including the impact on any credit risk concentration limits or agreed business franchise risk appetite.

Where the customer is part of a group, the credit assessment considers aggregated credit risk limits for the customer group as well as the nature of the relationship with the broader group (e.g. parental support) and its impact on credit risk.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Risk mitigation

RBS mitigates credit risk through the use of netting, collateral and market standard documentation, depending on the nature of the counterparty and its assets. The most common types of mitigation are:

•	Commercial real estate - Refer to CRE section on page 204.

•	Other physical assets - Including stock, plant, equipment, machinery, vehicles, ships and aircraft. Such assets are suitable collateral only if RBS can identify, locate, and segregate them from other assets on which it does not have a claim. RBS values physical assets in a variety of ways, depending on the type of asset and may rely on balance sheet valuations in certain cases.

•	Receivables - These are amounts owed to RBS’s counterparties by their own customers. RBS values them after taking into account the quality of its counterparty’s receivable management processes and excluding any that are past due.

•	Financial collateral - Refer to Counterparty credit risk section on page 193.

All collateral is assessed case by case to ensure that it will retain its value independently of the provider. RBS monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

*unaudited

Business review Capital and risk management

 Credit risk: management basis continued

Shipping valuations - Vessel valuations are performed by RBS-approved brokers. Each broker has a number of vessels to value according to its specific area of expertise. Valuations are undertaken on a desktop basis on a willing buyer/willing seller and charter-free basis. All valuations are in writing, instructed by and addressed to RBS. Valuations are performed on a quarterly basis. From time to time, particularly for facilities showing increased signs of financial stress, a more formal valuation will be obtained.

Commercial real estate valuations - RBS has a panel of chartered surveying firms that cover the spectrum of geography and property sectors in which RBS takes collateral. RBS has a programme that identifies suitable valuers for particular assets. They are contracted through a single service agreement to ensure consistency of quality and advice. Valuations are commissioned when an asset is taken as security; a material increase in a facility is requested; or an event of default is anticipated or has occurred. In the UK, RBS also applies an independent third-party market indexation to update external valuations once they are more than a year old.

Problem debt management

Early problem identification*

Each segment has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to place the customer on the Watchlist.

RBS has reviewed the Watchlist process and will implement a new Risk of Credit Loss framework in early 2016. This will ensure the problem debt portfolio is managed consistently and efficiently, with added focus on customers whose credit profiles have deteriorated outside original risk appetite.

Watchlist*

For customers not managed in Capital Resolution, there are three Watch classifications - Amber, Red and Black - reflecting progressively deteriorating conditions.

Watch Amber customers are performing customers who show early signs of potential financial difficulty, or have other characteristics that warrant closer monitoring.

Watch Red customers are performing customers who show signs of declining creditworthiness and so require active management. When a customer is classified as Watch Red, the Restructuring team engaged to consider whether the relationship should be transferred to them. Watch Red customers who continue to be managed outside of restructuring tend to be those requiring specialist subject matter expertise that is only available outside of Restructuring.

The Watch Black portfolio includes AQ10 exposures.

Once on the Watchlist a number of mandatory actions are taken, including a review of the customer’s credit grade and facility and security documentation. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring.

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

Customers managed in Capital Resolution are by their nature subject to heightened scrutiny and regular review against specific disposal plans. Capital Resolution customers are separately identified in RBS’s internal Watchlist reporting, with their Watchlist classification based on asset quality.

Restructuring*

The Restructuring team manages customer relationships with RBS’s wholesale problem debt portfolio. The factor common to all customers with Restructuring involvement is that RBS’s exposure is outside risk appetite. The primary function of Restructuring is to restore customers to an acceptable credit profile, minimise losses to RBS and protect RBS’s capital.

Specialists in Restructuring work with customers experiencing financial difficulties, and showing signs of financial stress, with the aim of restoring their business to financial health whenever possible. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing if that is the customer’s preferred option.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Specialists within Restructuring conduct a detailed assessment of the viability of the business, as well as the ability of management to deal with the causes of financial difficulty, focusing on both financial and operational issues. Following the assessment, options which may include forbearance and/or restructuring of facilities are developed. Credit risk decisions, including reviewing and approving any operational and financial restructuring solutions in relation to these customers, are made by a dedicated Restructuring Credit team, which is part of the credit risk management function.

Where a solvent solution is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the desired goal.

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

The aim of forbearance is to restore the customer to financial health while minimising risk to RBS. To ensure that forbearance is appropriate for the needs and financial profile of the customer, RBS applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Types of wholesale forbearance

The type of forbearance offered is tailored to the customer’s individual circumstances. For wholesale customers forbearance may involve the following types of concessions:

•	Covenant waiver

A recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, RBS would seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances. For example it may be structured as either increased margin on a cash or payment-in-kind basis, deferred-return instruments or both. While RBS considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of wholesale forborne loans and are therefore included in these disclosures.

•	Amendment to margin

Contractual margin may be amended to bolster the customer’s day-to-day liquidity to help sustain its business as a going concern. This would normally be a short-term solution. RBS would seek a return commensurate to the risk that it is required to take.

•	Payment concessions and loan rescheduling (including extensions in contractual maturity)

May be granted to improve the customer’s liquidity or on the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options have been used in CRE transactions, particularly during periods where a shortage of market liquidity has ruled out immediate refinancing and made short-term collateral sales unattractive.

•	Debt forgiveness/debt for equity swap

May be granted where the customer’s business condition or economic environment is such that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness can be used for stressed corporate transactions and is typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

Loans may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. All customers are assigned a PD and related facilities an LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms and any revised grading is incorporated in the calculation of the impairment loss provisions for RBS’s wholesale exposures.

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

Business review Capital and risk management

Credit risk: management basis continued

Provisions for forborne wholesale loans are assessed in accordance with normal provisioning policies (refer to Impairment loss provision methodology). The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, are considered in order to establish whether an impairment provision is required.

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

The transfer of wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers and the Restructuring credit risk function. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment that it is appropriate.

Flow into forbearance

The table below shows the value of loans (excluding loans where RBS has initiated recovery procedures) where forbearance was completed during the year, by sector and types. This only includes the forborne facility exposure. No exit criteria are currently applied.

	2015				2014
Wholesale forbearance during the year by sector		Non-		Provision		Non-		Provision
	Performing	performing	Total	coverage (1)	Performing	performing	Total	coverage (1)
	£m	£m	£m	%	£m	£m	£m	%
Property	482	993	1,475	45%	1,051	4,362	5,413	66%
Natural resources of which:
- Oil & Gas	478	23	501	11%	258	—	258	64%
- Mining & Metals	28	1	29	46%	27	1	28	64%
- Electricity	44	27	71	57%	21	17	38	47%
- Water & Waste	45	1	46	25%	51	—	51	100%
Transport	147	81	228	29%	261	233	494	32%
Retail & Leisure	275	147	422	32%	430	552	982	51%
Services	512	193	705	44%	562	351	913	53%
Other	247	134	381	47%	299	231	530	56%
Total	2,258	1,600	3,858	43%	2,960	5,747	8,707	62%

Note:

(1)	Provision coverage reflects impairment provision as a percentage of non-performing loans.

Forbearance arrangements
The table below shows the incidence of the main types of Wholesale renegotiations.

Wholesale renegotiations during the year by type (1,2)	2015	2014
	£m	£m
Payment concessions	2,747	7,014
Non-payment concessions	1,111	1,692
Total	3,858	8,706

Notes:

(1)	Forbearance arrangements in 2014 included £133 million of payment and £177 million of non-payment refinancing concessions respectively; refinancing forbearance arrangements in 2015 totalled nil.

(2)	Previously reported forbearance types are classified as non-payment (covenant concessions, release of security) and payment (payment concessions and loan rescheduling, forgiveness of all or part of the outstanding debt, variation in margin, standstill agreements).

Business review Capital and risk management

Credit risk: management basis continued

Key points

•	The decrease in completed forbearance during 2015 compared with 2014 was in line both with improving market conditions, the RCR disposal strategy and portfolio reduction strategies. Year-on-year analysis of forborne loans may be skewed by individual material cases during a given year.

•	Loans totalling £1.7 billion were granted approval for forbearance but had not yet reached legal completion at 31 December 2015 (2014 - £4.3 billion). These exposures are referred to as “in process” and are not included in the tables above. 64% (£1.1 billion) of these “in process” exposures related to non-performing customers, with associated provision coverage of 30%. 36% (£0.6 billion) related to performing loans. The principal types of arrangements offered were payment concessions and loan rescheduling.

•	Forbearance in the Natural Resources sector cluster showed a material increase over 2015, given the sector’s challenges. (Refer to page 206 for further information).

•	Forbearance in the Transport sector cluster was historically driven by RCR exposure to the Shipping sector. There have been lower levels of forbearance in the Shipping portfolio in 2015 as a result of the RCR disposal strategy. There was an increase in the volume of Non-RCR Shipping exposures granted forbearance, though these were on average smaller than those granted forbearance in 2014. (Refer to page 211 for further information).

•	The value of loans forborne during 2014 and 2015 and still outstanding at 31 December 2015 was £5.6 billion (2014 - £12.2 billion), of which £1.7 billion related to arrangements completed during 2014 (2014 - £3.4 billion completed in 2013).

•	Additional provisions charged in 2015 and relating to loans forborne during 2014 totalled £0.2 billion, predominantly driven by RCR and Restructuring cases. Provision coverage of these loans at 31 December 2015 was 66%.

•	£0.9 billion of completed forbearance granted during the year related to exposures managed by RCR. RCR uses forbearance as a tool to assist with the orderly realisation of assets.

•	Non-RCR customers were granted forbearance on loan facilities totalling £3.0 billion, of which £1.3 billion was managed by Restructuring during 2015. This equated to 48% of loans managed by Restructuring (excluding loans to customers where recovery procedures have commenced).

•	By value, 90% (£1.5 billion) of the performing non-RCR loans granted forbearance in 2014 remained performing at 31 December 2015.

•	Provisions for the non-performing loans disclosed above are individually assessed and therefore not directly comparable across periods. Provision coverage decreased in 2015, which is reflective of the lower proportion of the forborne portfolio that RCR customers represent compared to the prior year. RCR customers have a higher provision coverage than the non-RCR portfolio given the nature of the RCR strategy.

•	The data presented in the tables above include loans forborne during 2015 and 2014. Until April 2014 a reporting threshold was in place which ranged from nil to £3 million after which no thresholds were in use. A number of immaterial portfolios have forbearance assessed under a portfolio approach.

Business review Capital and risk management

Credit risk: management basis continued

Key credit portfolios

Commercial real estate

The CRE sector relates to lending activity for the development of, and investment in, commercial and residential properties.

A dedicated portfolio controls team is responsible for portfolio strategy, credit risk appetite and policies, as well as oversight of valuations and environmental frameworks. The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

In Commercial Banking, lending applications are reviewed by specialist CRE transactional credit teams, including a dedicated development team. Lending guidelines and policy are informed by lessons learned from the 2008 financial crisis.

New business is monitored and controlled against agreed underwriting standards. Sub-sector and asset class limits are used to restrict exposure to emerging risks when appropriate. This activity is reviewed and monitored on a regular basis.

CRE occupier market fundamentals have improved gradually over the last year as a result of stable economic growth. Areas of weakness remain in secondary, regional retail and provincial office locations but, overall, vacancy rates are declining and rental values are showing signs of growth across a wide range of geographies and sub-sectors. The strongest rental growth to date has been in and around London, but it is now spreading to the wider south-east of England area and key regional centres. Over 2015, CRE investment activity was marginally down on the record levels seen in 2014, despite a very strong start in the first half of the year. There was continued demand from overseas investors who accounted for 50% of the total value of all UK commercial property acquisitions in 2015.

CRE exposure by geography and investment and development*

By geography	Investment			Development
							Overall
	Commercial	Residential	Total	Commercial	Residential	Total	total
	£m	£m	£m	£m	£m	£m	£m
2015
UK	16,620	4,305	20,925	717	3,597	4,314	25,239
RoI	627	156	783	200	408	608	1,391
Other Western Europe	614	17	631	17	6	23	654
US	263	1	264	—	—	—	264
RoW	59	3	62	8	12	20	82
	18,183	4,482	22,665	942	4,023	4,965	27,630

Of which: Capital Resolution	1,935	102	2,037	268	504	772	2,809
Williams & Glyn	2,100	648	2,748	83	488	571	3,319

2014
UK	18,038	4,901	22,939	989	4,944	5,933	28,872
RoI	2,150	595	2,745	1,109	2,969	4,078	6,823
Other Western Europe	1,218	50	1,268	190	20	210	1,478
US	404	—	404	—	59	59	463
RoW	414	26	440	34	191	225	665
Total excluding Citizens	22,224	5,572	27,796	2,322	8,183	10,505	38,301
Citizens	3,658	1,358	5,016	—	—	—	5,016
Total	25,882	6,930	32,812	2,322	8,183	10,505	43,317

Of which: Williams & Glyn	2,194	735	2,929	29	386	415	3,344

Note:

(1)	Geography splits are based on country of collateral risk.

Key points

•	Overall gross CRE lending fell due to asset sales, repayments and write-offs.

•	Further divestments of Williams & Glyn (£3.3 billion) and Capital Resolution (£2.8 billion) will leave the CRE portfolio concentrated in the UK and Ireland.

•	Commercial Banking manages the majority (£18.1 billion) of the remaining CRE portfolio. The Commercial Banking portfolio shape and size remained broadly stable during 2015, with significant exposure (£12.2 billion) in the commercial investment sub-sector.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

CRE exposure by LTV band*

The table below provides a breakdown of the CRE portfolio by LTV band, along with provision coverage.

Loan-to-value ratio	2015			2014
		Non-			Non-
	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m
<= 50%	11,549	126	11,675	9,497	263	9,760
> 50% and <= 70%	6,973	190	7,163	7,299	469	7,768
> 70% and <= 90%	1,237	647	1,884	1,748	947	2,695
> 90% and <= 100%	210	291	501	335	250	585
> 100% and <= 110%	187	121	308	182	360	542
> 110% and <= 130%	261	222	483	362	639	1,001
> 130% and <= 150%	62	127	189	120	532	652
> 150%	386	707	1,093	367	4,655	5,022
Total with LTVs	20,865	2,431	23,296	19,910	8,115	28,025
Minimal security (1)	6	156	162	33	3,206	3,239
Other	2,847	1,325	4,172	4,569	2,468	7,037
Total	23,718	3,912	27,630	24,512	13,789	38,301

Total portfolio average LTV (2)	54%	177%	66%	56%	291%	123%

Notes:

(1)	Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)	Weighted average by exposure.

Key points

•	The LTVs in the table above continued to be affected by the legacy portfolio. Loans originated during 2015 are considered in line with current market terms in relation to LTV and ICR.

•	The proportion of the book with LTV higher than 75% reduced year on year, due to maintained underwriting standards applied on new lending and ongoing improvements in the economy.

•	Exposures with LTVs greater than 100% are predominantly legacy deals.

•	Accelerated divestment of legacy exits assets has reduced the amount of non-performing exposure with minimal security.

•	The remaining non-performing exposure with minimal security has a 94% provision coverage in place. Total individual provisions for the non-performing CRE book are £1.5 billion and collective provisions of £0.4 billion, which equates to a provision coverage of 50%.

•	The exposure in Other relates predominantly to lending to large corporate entities. It is not asset-backed but secured against corporate balance sheets.

•	The weighted average maturity profile for Commercial Banking was three years and two months, which has remained broadly unchanged since 2014.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Asset quality*

Key point*

•	Accelerated divestments in Capital Resolution have contributed significantly to the improvement in portfolio quality during the year. £21.1 billion of the portfolio was AQ6 (B+) or better, reflecting maintained underwriting standards and improved economic conditions in the markets in which RBS operates.

Natural Resources*

RBS’s exposure to Natural Resources in terms of CRA and TCE (total exposure including committed but undrawn facilities), is set out below.

	2015				2014
		Of which:		Of which:
		Capital	Total	Capital		Total
	CRA	Resolution	exposure	Resolution	CRA	exposure
	£m	£m	£m	£m	£m	£m
Oil & Gas	3,533	1,618	6,609	2,122	9,421	22,014
Mining & Metals	1,134	617	2,105	741	2,660	4,696
Electricity	2,848	1,245	7,454	1,947	4,927	16,212
Water & Waste	4,835	3,012	5,948	3,061	5,281	6,718
Natural Resources	12,350	6,492	22,116	7,871	22,289	49,640

Commodity Traders	749	337	1,117	337	1,968	2,790
Of which included in: Natural Resources	548	218	772	218	1,140	1,596

Key points

•	Oil & Gas: CRA and TCE decreased significantly during 2015. This reflected proactive credit management, continued loan sales and run-off across the CIB portfolio in Asia-Pacific and the US.

•	Mining & Metals: the reduction in CRA and TCE during 2015 reflected proactive credit management of more vulnerable sub-sectors. The majority of the exposure is to large international customers and matures within five years.

•	Commodity Traders: CRA and TCE more than halved during 2015. The remaining exposure is mainly to the largest and most dominant traders in physical commodities

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

 Oil & Gas*

 Asset quality

Note:

(1)	Largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available. Standardised exposures sit predominantly within CPB.

The tables below provide a breakdown of Oil & Gas sector exposure (including committed but undrawn exposure) split by sub-sector and geography. The analysis is based on RBS’s sector concentration framework.

			Other
			Western
	UK	RoI	Europe	US	RoW (1)	Total
2015	£m	£m	£m	£m	£m	£m
Producers (incl. integrated oil companies)	992	84	773	329	354	2,532
Oilfield service providers	589	1	782	240	251	1,863
Other wholesale and trading activities	326	77	516	68	377	1,364
Refineries	26	2	1	372	25	426
Pipelines	98	—	303	17	6	424
	2,031	164	2,375	1,026	1,013	6,609

Including committed undrawn exposures
of which: exploration and production	310	—	38	119	146	613
2014
Producers (incl. integrated oil companies)	1,139	114	1,137	4,996	1,309	8,695
Oilfield service providers	438	4	693	1,086	1,406	3,627
Other wholesale and trading activities	489	135	798	685	1,040	3,147
Refineries	50	24	154	2,720	806	3,754
Pipelines	118	—	50	2,420	203	2,791
	2,234	277	2,832	11,907	4,764	22,014

Including committed undrawn exposures
of which: exploration and production	145	—	3	3,118	302	3,568

Note:

(1)	Rest of World comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Key points

•	Oil prices fell materially during 2015 reaching a 12-year low by 31 December 2015. Market expectations are for oil prices to continue to be weak in the short to medium-term as a result of global oversupply due to OPEC maintaining a high production strategy.

•	During 2015, RBS carried out in-depth analysis, stress testing and contagion risk analysis on the Oil & Gas sector. Proactive credit stewardship, together with disposals in the US and Asia-Pacific, reduced the portfolio to £3.5 billion (2014 - £9.4 billion) on a CRA basis, of which £1.6 billion was in Capital Resolution at 31 December 2015. Oil & Gas represented 0.8% of the Wholesale portfolio, excluding Capital Resolution.

•	The portfolio management strategy during the year was to focus the portfolio towards investment grade customers with robust credit profiles and strong liquidity to manage through the extended downturn. At 31 December 2015, 65% (2014 - 75%) of the portfolio exposure was investment grade (AQ1-AQ4 or equivalent to BBB- and above). The decrease was mainly due to disposals in the US and Asia-Pacific.

•	The sub-sector in which a customer operates is a primary consideration for assessing credit risk. Customers involved in exploration and production (E&P) are most immediately exposed to the oil price decline. Companies involved in this area have already introduced capital spending reductions to conserve cash. In turn, this reduced spending is likely to have an adverse impact on oilfield service providers. This is due to the E&P companies buying fewer products and services from the oilfield service providers, and demanding lower prices for those they do purchase.

•	The other principal components of exposure to producers are Integrated Oil Companies (IOCs) and National Oil Companies (NOCs). IOCs and NOCs are less vulnerable to the oil price decline due to scale, diversification and, in the case of NOCs, explicit support from governments.

•	Committed lending exposure included legal commitments to syndicated bank facilities with tenors up to five years. These committed facilities are for general corporate purposes - including funding operating needs and capital expenditures - and are available as long as counterparties comply with the terms of the credit agreement. Contingent obligations relate to guarantees, letters of credit and suretyships provided to customers. RBS had no high-yield bond or loan underwriting positions at 31 December 2015 (2014 - US$86 million high-yield loan underwritings in the Americas).

•	There was an increase in the number of forbearance events, predominantly involving the relaxation of financial covenants to give customers more financial flexibility. Most forbearance involved customers in the E&P and oilfield services sub-sectors where earnings have been more immediately and materially affected by the downturn.

•	The number and value of cases on Watch in the Oil & Gas sector increased during the year. However these related predominantly to Watch Amber classifications as the sector continues to be monitored closely.

•	At 31 December 2015, Watch Red exposures outside Capital Resolution totalled £93 million (2014 - £54 million) on a CRA basis.

•	The increase in AQ10 reflected changing market conditions which resulted in a limited number of customers experiencing financial stress during the year. AQ10 assets at 31 December 2105 totalled £138 million.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Mining & Metals*

Asset quality

Note:

(1)	Largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available. Standardised exposures sit predominantly within CPB.

The tables below provide a breakdown of Mining & Metals sector exposure (including committed but undrawn exposure) split by sub-sector and geography. The analysis is based on RBS’s sector concentration framework.

			Other
			Western
	UK	RoI	Europe	US	RoW (1)	Total
2015	£m	£m	£m	£m	£m	£m
Mining	259	—	59	138	395	851
Metals - production	158	4	411	13	55	641
- wholesale	167	3	289	125	29	613
	584	7	759	276	479	2,105

2014
Mining	386	—	86	703	611	1,786
Metals - production	179	6	513	350	642	1,690
- wholesale	183	4	598	237	198	1,220
	748	10	1,197	1,290	1,451	4,696

Note:

(1)	Rest of World comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa

Key points

•	Mining & Metals has been reclassified as a high-oversight sector due to rising concerns over the economic slowdown in China.

•	Mining & Metals represented 0.4% of the Wholesale portfolio, excluding Capital Resolution.

•	RBS’s exposure to this sector significantly decreased in 2015 primarily due to proactive credit management and reductions in sub-sectors considered the most vulnerable during the downward phase of this cycle as well as strategic disposals.

•	The asset quality of the portfolio remained strong and 63% (2014 - 60%) of the portfolio was investment grade at 31 December 2015. This was the result of management strategy weighted towards market leaders in this sector. The bulk of the exposure was to large international customers.

•	The slight increase in AQ10 reflected challenging market conditions. AQ10 assets at 31 December 2015 totalled £48 million.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued Transport*
	2015				2014
		Of which:		Of which:
		Capital	Total	Capital		Total
	CRA	Resolution	exposure	Resolution	CRA	exposure
	£m	£m	£m	£m	£m	£m
Automotive	5,625	240	9,071	247	5,868	10,082
Shipping	7,140	6,563	7,688	6,722	10,087	10,710
Other	7,965	2,770	11,288	3,312	11,213	16,578
Transport	20,730	9,573	28,047	10,281	27,168	37,370

Automotive

Asset quality

Note:

(1)	Largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available. Standardised exposures sit predominantly within CPB.

Key points

•	The global automotive market has shown good levels of growth over the last few years. However, the underlying analysis is somewhat mixed with declines in Latin America and a slow growth trend in China offset by an increase in the US and Western Europe.

•	Automotive represented 2.4% of the Wholesale portfolio excluding Capital Resolution.

•	The portfolio showed robust credit quality with strong returns and below-average risk with no material changes in risk metrics during the year.

•	The Automotive sector was reclassified as high-oversight to allow assessment of contagion risk following the United States Environmental Protection Agency statement on emissions irregularities in the third quarter of 2015. RBS carried out a detailed stress test and an extreme global downturn stress scenario. The results of these tests showed that the credit quality of the portfolio would not be materially affected.

•	The portfolio management strategy was focused on supporting counterparties with robust investment grade ratings. The majority of the portfolio comprised UK dealerships and Lombard asset finance facilities together with some international exposures.

•	The decrease in AQ10 was predominantly driven by proactive credit management and the run-off of RCR. AQ10 assets at 31 December 2015 totalled £86 million.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Shipping* Asset quality

Note:

(1)	Largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available. Standardised exposures sit predominantly within CPB.

Key points

•	Shipping exposure was £7.1 billion (2014 - £10.1 billion) at 31 December 2015. £5.9 billion (2014 - £7.9 billion) related to asset-backed ocean-going vessels. As the majority of the Shipping exposure is within Capital Resolution, portfolio metrics quoted below are for Capital Resolution only. The TCE decrease during 2015 reflected scheduled loan repayments, secondary sales and corrections to minimum security covenants and prepayments.

•	Sector concentration risks were in the Dry Bulk sub-sector which represented 37% of exposure (2014 - 38%); Tankers at 23% (2014 - 29%) and Containers at 21% (2014 - 17%). The remaining exposures comprised gas (including liquid petroleum and natural gases), 14% (2014 - 10%) and others 5% (2014 - 6%).

•	Conditions remained severely depressed in the Dry Bulk sub-sector during 2015, with the Baltic Dry Index falling to a 35-year low as a result of vessel oversupply and a greater-than-expected slowdown in commodity demand from China. Tanker market conditions were favourable and container markets stabilised over the year but remained weak in comparison to historic averages. Most of the RBS portfolio in container ships was insulated by long-term charters, providing more stable long-term fixed cash flows.

•	At 31 December 2015, Watch Red exposures (excluding RCR) totalled £60.3 million (2014 - £6.6 million).

•	The majority of ship-secured exposure was extended against modern vessels with a low average age of approximately seven years (2014 - 6.4 years). Less than 3% of the total Capital Resolution portfolio is secured by vessels that are more than 15 years old and around 85% (2014 - 87%) was secured by vessels built in the last ten years. Due to strategic considerations, RBS is providing finance on a selective basis against delivered or second-hand vessels and generally at low leverage levels.

•	A key protection for RBS was the minimum security covenant. The overall portfolio LTV at 31 December 2015 was 84% (2014 - 77%) reflecting the severe downturn being seen in the Dry Bulk sector. Amortisation across the portfolio was approximately 7% per annum excluding early repayments.

•	Asset values fall as markets deteriorate and rise as they improve. Therefore, even if exposure falls, the overall LTV position may rise or fall depending on the underlying value of the vessels. The Dry Bulk sub-sector saw asset value reductions of around 40-50% in 2015 (15-20% in 2014), with 15-20% falls in Q4 2015 alone. This led to a rise in the average LTV. In the Tankers sub-sector, LTVs showed the opposite - a lower leverage due to the stronger market conditions in that sector and amortisation.

•	The reduction in AQ10 assets during 2015 was predominantly due to RCR, within Capital Resolution, completing its targeted run-down by the end of 2015. AQ10 assets at 31 December 2015 totalled £362 million with provisions of £135 million.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Personal credit risk management

This section sets out further detail on RBS’s approach to credit risk management for its personal customers.

Risk appetite*

RBS uses a credit risk appetite framework to control credit risk for its personal businesses. The framework sets limits that measure and control, for each relevant franchise or reportable segment, the quality of both existing and new business. The actual performance of each portfolio is tracked relative to these limits and action taken where necessary. These limits apply to a range of credit risk-related measures including expected loss of the portfolio, the expected loss in a given stress scenario, projected credit default rates and the LTV of personal mortgage portfolios.

Personal credit risk assessment*

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

Personal risk mitigation*

RBS takes collateral in the form of residential property to mitigate the credit risk arising from mortgages and home equity lending. RBS values residential property during the loan underwriting process by either appraising properties individually or valuing them collectively using statistically valid models. RBS updates residential property values quarterly using the relevant residential property index, namely:

Region	Index used
UK	Halifax quarterly regional house price index
Northern Ireland	Office for National Statistics house price index
RoI	Central Statistics Office residential property price index

Problem debt management*

Personal customers in financial difficulty are managed through either collections or recoveries functions. Further details of these are set out below:

Collections*

Collections functions in each of RBS’s personal businesses provide support to customers who cannot meet their obligations to RBS. Such customers may miss a payment on their loan, borrow more than their agreed limit, or ask for help. Dedicated support teams are also in place to identify and help customers who have not yet missed a payment but may be facing financial difficulty. The collections function uses a range of tools to initiate contact with such customers, establish the cause of their financial difficulty and support them where possible.

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

Forbearance

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer's financial difficulties.

Customers who contact RBS directly because of financial difficulties, or who are already in payment arrears, may be granted forbearance. In the course of assisting customers, more than one forbearance treatment may be granted.

The type of forbearance granted will differ based upon an assessment of the customer's circumstances. Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans.

Forbearance options include, but are not limited to:

•	Payment concessions - A temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period. Ulster Bank RoI also offers payment concessions in the form of discounted interest rates that involve the forgiveness of some interest.

•	Capitalisation of arrears - The customer repays the arrears over the remaining term of the mortgage and returns to an up-to-date position.

•	Term extensions - The maturity date of the loan is extended.

•	Interest only conversions - The loan converts from principal and interest repayment to interest only repayment on a permanent or, in Ulster Bank RoI only, temporary basis. UK Personal, interest only conversions have not been used to support customers in financial difficulty since 2009.

Types of forbearance offered in the unsecured portfolios vary by reportable segment.

Monitoring of forbearance - The granting of forbearance will only change the delinquency status of the loan in exceptional circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if it remains up to date for the duration of the probation period and is deemed likely to continue to do so.

Additionally for some forbearance types a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (Ulster Bank RoI, PBB collections function).

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Impairments for forbearance Methodology used for provisioning and impairments for forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions. The type of provisioning methodology used and specific factors considered for forborne loans is summarised below:

	Performing forborne loans - Latent calculation(1)	Non-performing forborne loans
	Difference in PD/LGD used for forborne population	Treatment	Difference in LGD used for forborne population
UK PBB (excl Northern Ireland) and W&G

•      Forborne loans form a separate risk pool for 24 months.

•      Calculation uses the higher of the observed (forborne and total population) default rates, or PD.

•      An extended emergence period is incorporated for forborne loans.

		Collective	• No difference in treatment for non-forborne loans, LGD models unaffected by forbearance.
Northern Ireland

•      The PD model used in latent provision calculations is calibrated separately for forborne loans, using information on the historic performance of loans subject to similar arrangements.

•      An extended emergence period is incorporated for forborne loans.

		Collective	• No difference in treatment for non-forborne loans. LGD models unaffected by forbearance.
Ulster Bank RoI

•      Forborne loans and previous forborne loans form a separate risk pool taking into account the term of the forbearance treatment and applicable post-probationary periods.

•      The PD model used in latent provision calculations is calibrated separately for forborne loans, using information on the historic performance of loans subject to similar arrangements.

•      An extended emergence period is incorporated for forborne loans.

		Collective	• Forborne (and previously forborne) loans form a separate risk pool where specific LGDs are allocated using observed performance of these loans.
Private Banking	• An extended emergence period is incorporated for forborne loans.	Individual	• No difference in treatment for non-forborne loans, LGD models unaffected by forbearance.
RBSI	• An extended emergence period may be incorporated for forborne loans via management overlay (reviewed regularly in line with market conditions).	Individual	• No difference in treatment non-forborne loans, LGD models unaffected by forbearance.

Note:

(1)	Once such loans are no longer separately identified, the use of account level PDs, refreshed monthly in the latent provision methodology, captures the underlying credit risk without a material time lag. There is no reassessment of the PD at the time forbearance is granted but the loan is subject to the latent provisioning described above.

Business review Capital and risk management

Credit risk: management basis continued

Recoveries*

Once a loan has been identified as impaired it is managed by recoveries teams in the relevant businesses. The teams seek to minimise RBS’s loss by maximising cash recovery while treating customers fairly.

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

Personal portfolio overview: Personal credit risk	2015

	PBB	Bank RoI	Banking	RBSI	W&G	Total
	£m	£m	£m	£m	£m	£m

Mortgages	104,777	13,770	6,565	2,541	10,455	138,108
Of which:
Interest only variable rate*	13,324	622	3,370	742	1,400	19,458
Interest only fixed rate*	9,117	11	2,089	49	1,077	12,343
Mixed (capital and interest only)*	5,397	86	7	29	748	6,267

Buy-to-let*	14,120	2,005	476	837	1,153	18,591

Forbearance stock: arrears status	3,621	3,515	64	44	521	7,765
Current	3,095	2,143	64	31	438	5,771
1-3 months in arrears	275	653	—	6	46	980
> 3 months in arrears	251	719	—	7	37	1,014

Provisions	180	1,062	4	18	26	1,290

REIL	878	2,550	19	63	123	3,633

Other lending	10,022	280	3,474	63	1,087	14,926

Total lending	114,799	14,050	10,039	2,604	11,542	153,034

Mortgage LTV ratios
- Total portfolio	56%	83%	54%	57%	54%	59%
- New business	69%	77%	57%	66%	68%	68%
- Performing	56%	80%	54%	57%	54%	58%
- Non-performing	63%	106%	92%	96%	60%	83%

Mortgage LTV distribution

		50%	70%	90%	100%	110%	130%		Total with
LTV ratio value	<=50%	<=70%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	Other	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	38,932	39,378	22,842	2,749	291	195	103	24	104,514	263	104,777
Performing	38,447	38,662	22,372	2,650	256	175	91	18	102,671	251	102,922
Non-performing	485	716	470	99	35	20	12	6	1,843	12	1,855

Ulster RoI	2,549	2,395	2,816	1,279	1,258	2,302	891	280	13,770	—	13,770
Performing	2,382	2,220	2,580	1,126	1,082	1,899	558	92	11,939	—	11,939
Non-performing	167	175	236	153	176	403	333	188	1,831	—	1,831

Private Banking	2,435	2,847	857	40	17	3	12	21	6,232	333	6,565
Performing	2,432	2,846	854	31	15	1	12	20	6,211	333	6,544
Non-performing	3	1	3	9	2	2	—	1	21	—	21

RBSI	992	885	536	46	29	25	4	24	2,541	—	2,541
Performing	987	873	530	41	27	20	3	16	2,497	—	2,497
Non-performing	5	12	6	5	2	5	1	8	44	—	44

W&G	4,185	3,840	1,925	186	13	2	—	—	10,151	304	10,455
Performing	4,114	3,740	1,865	174	11	1	—	—	9,905	297	10,202
Non-performing	71	100	60	12	2	1	—	—	246	7	253
*unaudited

Business review Capital and risk management
Credit risk: management basis continued	2014
						Total
	UK	Ulster	Private			excluding
	PBB	Bank RoI	Banking	RBSI	W&G	Citizens	Citizens	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Mortgages	95,549	15,272	6,414	2,475	9,920	129,630	21,122	150,752
Of which:
Interest only variable rate*	14,272	795	3,952	858	1,336	21,213	9,637	30,850
Interest only fixed rate*	8,193	8	1,520	27	946	10,694	292	10,986
Mixed (capital and interest only)*	6,163	120	—	—	741	7,024	788	7,812

Buy-to-let*	11,005	1,902	538	850	786	15,081	147	15,228

Forbearance stock: arrears status	4,350	3,857	51	49	546	8,853	409	9,262
Current	3,717	2,215	51	40	457	6,480	310	6,790
1-3 months in arrears	318	686	—	3	49	1,056	34	1,090
> 3 months in arrears	315	956	—	6	40	1,317	65	1,382

Provisions	216	1,378	7	20	36	1,657	146	1,803

REIL	1,144	3,270	22	73	166	4,675	949	5,624

Other lending	11,309	329	5,108	78	1,288	18,112	10,924	29,036

Total lending	106,858	15,601	11,522	2,553	11,208	147,742	32,046	179,788

Mortgage LTV ratios
- Total portfolio	58%	93%	51%	51%	56%	61%	67%	62%
- New business	71%	77%	45%	56%	70%	68%	68%	68%
- Performing	58%	89%	51%	51%	56%	60%	67%	61%
- Non-performing	69%	115%	79%	81%	67%	93%	73%	91%

Mortgage LTV distribution

		50%	70%	90%	100%	110%	130%		Total with
LTV ratio value	<=50%	<=70%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	Other	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	32,551	36,142	22,883	3,056	907	370	155	106	96,170	(621)	95,549
Performing	32,163	35,436	22,247	2,885	832	322	143	88	94,116	(617)	93,499
Non-performing	388	706	636	171	75	48	12	18	2,054	(4)	2,050

Ulster RoI	2,331	2,135	2,650	1,309	1,336	2,688	1,973	850	15,272	—	15,272
Performing	2,152	1,942	2,385	1,143	1,144	2,196	1,437	393	12,792	—	12,792
Non-performing	179	193	265	166	192	492	536	457	2,480	—	2,480

Private Banking	2,768	2,684	745	43	29	10	4	16	6,299	115	6,414
Performing	2,762	2,680	734	38	27	10	4	14	6,269	115	6,384
Non-performing	6	4	11	5	2	-	-	2	30	-	30

RBSI	737	999	658	30	9	14	9	9	2,465	10	2,475
Performing	729	989	645	26	6	5	8	8	2,416	9	2,425
Non-performing	8	10	13	4	3	9	1	1	49	1	50

W&G	3,155	3,381	1,963	240	46	8	—	—	8,793	1,127	9,920
Performing	3,104	3,293	1,883	215	37	7	—	—	8,539	1,094	9,633
Non-performing	51	88	80	25	9	1	—	—	254	33	287

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

UK PBB*

Personal credit risk

Key credit portfolios

•	The UK PBB personal mortgage portfolio increased by 10% to £104.8 billion. £90.7 billion (2014 - £84.5 billion) was owner-occupied and £14.1 billion (2014 - £11 billion) was buy-to-let. Of the total portfolio approximately £26 billion related to properties in the south east of England, while £20 billion related to properties in Greater London.

•	Gross new mortgage lending amounted to £22.7 billion in 2015. Lending to owner-occupiers during this period was £18.9 billion (2014 - £15.5 billion) and had an average LTV by weighted value of 71% (2014 - 72%). Buy-to-let lending was £3.8 billion (2014 - £2.9 billion) with an average LTV by weighted value of 64% (2014 - 64%).

•	Based on the Halifax House Price Index at September 2015, the portfolio average indexed LTV by volume was 49% (2014 - 51%) and 56% by weighted value of debt outstanding (2014 - 58%). This excludes £2 billion of mortgages granted by Ulster Bank Northern Ireland which are indexed against the house price index published by the Office of National Statistics.

•	Of the total mortgage portfolio, approximately 60% (£63 billion) were fixed interest rate products of varying time durations with 2% (£2 billion) a combination of fixed and variable rates and the remainder variable rate. Approximately 15% (£13 billion) of owner-occupied mortgages were on interest-only terms with a bullet repayment and 6% (£5 billion) were on a combination of interest-only and capital and interest. The remainder were capital and interest. 65% (£9 billion) of the buy-to-let mortgages were on interest-only terms and 3% (£0.4 billion) on a combination of interest only and capital and interest.

•	The arrears rate fell from 1.0% in December 2014 to 0.8% at the end of 2015. This reflected the growth in the mortgage portfolio, the stable UK economy and underlying asset quality.

•	The flow of new forbearance was £273 million in the second half of 2015 compared with £367.5 million in the second half of 2014. The value of mortgages subject to forbearance has decreased by 16.8% since the previous year end to £3.6 billion (equivalent to 3.5% of the total mortgage book) as a result of improved market conditions and methodology changes.

•	The majority (93%) of UK PBB forbearance is permanent in nature (term extensions, capitalisation of arrears, historic conversions to interest only). Temporary forbearance comprises payment concessions such as reduced or deferred payments with such arrangements typically agreed for a period of three to six months.

•	The impairment charge for mortgage loans remained low at £2.8 million in 2015 reflecting continuing house price increases and is stable when compared to the net release of impairment provision of £29.5 million in 2014.

•	A summary of the maturity profile for bullet principal repayment interest only mortgages (excluding mixed repayment mortgages) is set out below:*

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2016 (1)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	465	1,039	3,426	5,018	6,387	5,753	349	22,437
Conversion to amortising (2,3)	4	—	—	—	—	—	—	4
Total	469	1,039	3,426	5,018	6,387	5,753	349	22,441

	2015 (3)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	475	1,007	3,520	4,825	6,474	5,855	294	22,450
Conversion to amortising (2,3)	14	1	—	—	—	—	—	15
Total	489	1,008	3,520	4,825	6,474	5,855	294	22,465

Notes:

(1)	2016 includes pre-2016 maturity exposure.

(2)	Includes £1.5 billion (2014 - £1.6 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)	2015 includes pre-2015 maturity exposure.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Ulster Bank RoI*

Overview

•	Ulster Bank RoI’s residential mortgage portfolio totalled £13.8 billion at 31 December 2015. Excluding the impact of exchange rate movements, the portfolio decreased by 4.4% from 31 December 2014 as a result of amortisation - a portion of which related to the variable rate mortgage portfolio and the sale of a £0.3 billion buy-to-let mortgage portfolio. The volume of new business has increased reflecting continuing market demand.

•	Gross new mortgage lending amounted to £522 million in 2015. Lending to owner-occupiers during this period was £511 million (2014 - £392 million) and had an average LTV by weighted value of 77% (2014 - 76%). Buy-to-let lending was £10 million (2014 - £10 million) with an average LTV by weighted value of 66% (2014 - 73%).

•	The interest-rate product mix was approximately 87% (£12.0 billion) of the mortgage portfolio on variable-rate products and 13% (£1.7 billion) on fixed rate.

•	The portfolio average indexed LTV decreased from 93% at 31 December 2014 to 83% at 31 December 2015 as a result of improved market conditions and the sale of a buy-to-let mortgage portfolio.

•	At 31 December 2015, 26% of total mortgage assets (£3.5 billion) were subject to a forbearance arrangement, a decrease of 9% (£0.3 billion) from 31 December 2014. Excluding the impact of exchange rate movements, the value of mortgage assets subject to a forbearance arrangement has decreased by £131 million (3.3%).

•	The number of customers approaching Ulster Bank RoI for the first time in respect of forbearance assistance declined through 2015.

•	A total of 59% (£2.1 billion) of forborne loans were subject to a long term arrangement (capitalisations, term extensions, economic concessions) at 31 December 2015 (2014 - 51%, £2.0 billion). Short term forbearance comprises payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest only arrangements.

•	The impairment release was driven by a decrease in defaulted assets leading to reduced loss expectations.

•	Ulster Bank RoI stopped offering interest only loans as a standard mortgage offering for new lending in the Republic of Ireland in 2010. Interest only mortgages are now granted only to customers in need of forbearance. A summary of the maturity profile for bullet principal repayment interest only mortgages (excluding mixed repayment mortgages) is set out below:*

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2016 (1)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	7	14	28	44	67	26	6	192
Conversion to amortising (2,3)	308	119	5	3	3	2	1	441
Total	315	133	33	47	70	28	7	633

	2015 (4)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	6	16	32	45	69	35	8	211
Conversion to amortising (2,3)	352	205	29	2	4	—	—	592
Total	358	221	61	47	73	35	8	803

Notes:

(1)	2016 includes pre-2016 maturity exposure.

(2)	Includes £0.1 billion (2014 - £0.3 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)	Maturity date relates to the expiry of the interest only period.

(4)	2015 includes pre-2015 maturity exposure.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Private Banking*

Overview

•	The majority of the Private Banking personal lending portfolio relates to mortgage lending. The portfolio increased by 3% during 2015.

•	Gross new mortgage lending amounted to £2.4 billion in 2015. Lending to owner-occupiers during this period was £2.2 billion (2014 - £2.4 billion) with an average LTV by weighted value of 54% (2014 - 57%). Buy-to-let lending was £0.2 billion (2014 - £0.2 billion) with an average LTV by weighted value of 64% (2014 - 59%).

•	The number of customers with mortgages in forbearance at the end of 2015 increased from 43 to 59 compared to the end of 2014. In value terms, the exposure increased from £51 million to £64 million.

•	A total of 85% (£54 million) of forbearance loans were subject to a long term arrangement (capitalisations, term extensions, economic concessions) at 31 December 2015 (2014 - 65% or £32.8 million). Short term forbearance comprises payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest only arrangements.

•	Private Banking offers interest-only mortgages to high net worth customers, with over a third of the book typically being refinanced/replaced per annum. A summary of the maturity profile for bullet principal repayment interest only mortgages (excluding mixed repayment mortgages) is set out below.

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2016 (1)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	1,004	1,532	1,603	830	286	202	2	5,459

	2015 (2)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	1,231	1,452	2,060	444	171	113	1	5,472

Notes:

(1)	2016 includes pre-2016 maturity exposure.

(2)	2015 includes pre-2015 maturity exposure.

RBS International*

Overview

•	The majority (98%) of RBSI’s personal lending is mortgage lending. The mortgage portfolio increased by 3% to £2.5 billion.

•	Gross new mortgage lending amounted to £0.2 billion in 2015. Lending to owner-occupiers during this period was £0.2 billion (2014 - £0.2 billion) and had an average LTV by weighted value of 66% (2014 - 66%). Buy-to-let lending was £0.1 billion (2014 - £0.1 billion) with an average LTV by weighted value of 59% (2014 - 60%).

•	The number of customers granted forbearance in 2015 decreased by 10%.

•	A total of £12 million of forborne loans were subject to a long-term arrangement (term extensions) at 31 December 2015 (2014 - £13 million). Short term forbearance comprises covenant breaches, payment suspensions and reduced payments.

•	RBSI offers interest only mortgages for buy-to-let. A summary of the maturity profile for bullet principal repayment interest only mortgages (excluding mixed repayment mortgages) is set out below:*

	2016 (1)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	83	182	157	183	146	39	1	791

	2015 (2)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	59	182	224	186	185	49	—	885

Notes:

(1)	2016 includes pre-2016 maturity exposure.

(2)	2015 includes pre-2015 maturity exposure.

*unaudited

Business review Capital and risk management

Credit risk: management basis continued

Williams & Glyn*

Overview

The retail mortgage portfolio increased by 5.4% to £10.5 billion, of which £9.3 billion (2014 - £9.2 billion) was owner-occupied and £1.2 billion (2014 - £0.8 billion) was buy-to-let.

Gross new mortgage lending amounted to £1.7 billion in 2015. Lending to owner-occupiers during this period was £1.4 billion (2014 - £1.3 billion) and had an average LTV by weighted value of 70% (2014 - 71%). Buy-to-let lending was £0.3 billion (2014 - £0.2 billion) with an average LTV by weighted value of 64% (2014 - 64%).

Fixed interest rate products of varying time durations accounted for approximately 55% (£5.7 billion) of the mortgage portfolio with 7% (£0.8 billion) a combination of fixed and variable rates and the remainder (£4 billion) variable rate.

The arrears rate fell to 1.1% at 31 December 2015 (2014 - 1.3%). This reflected improvements in the UK economy and underlying asset quality.

The flow of new forbearance was £59.4 million in 2015 compared to £82.5 million in 2014. The value of mortgages subject to forbearance decreased by 5% in 2015 to £0.52 billion (equivalent to 5% of the total mortgage portfolio) as a result of improved market conditions and methodology changes.

There was a reduction of impairment provision balances for personal mortgages in 2015 to £25.6 million compared with £35.6 million in 2014. The provision release resulted from lower LGDs and a decrease in forborne mortgages.

	2016 (1)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015*	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	58	124	421	625	675	539	35	2,477

	2015 (3)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014*	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	31	93	381	540	671	539	27	2,282

Notes:

(1)	2015 includes pre-2015 maturity exposure.

(2)	Includes £0.2 billion (2014 - £0.2 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)	2014 includes pre-2014 maturity exposure.

*unaudited

Business review Capital and risk management
Credit risk: management basis ontinued Credit risk assets
Balance sheet to CRA bridge*
The table below provides a bridge between the balance sheet and the related components of credit risk assets (CRA).

		Within	Not within		Netting		Methodology
	Balance	the scope of	the scope	Credit	and	Disposal	differences and
	sheet	market risk (1)	of CRA (2)	adjustments (3)	collateral (4)	groups (5)	reclassifications (6)	CRA
2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	79.4	—	(4.1)	—	—	0.5	—	75.8
Reverse repurchase agreements and stock
borrowing	39.8	—	(39.8)	—	—	—	—	—
Loans and advances	324.7	(0.3)	—	7.1	(28.3)	2.4	(10.9)	294.7
Debt securities	82.1	(35.7)	(47.1)	0.2	—	0.5	—	—
Equity shares	1.4	(0.7)	(0.8)	0.1	—	—	—	—
Settlement balances	4.1	(4.1)	—	—	—	—	—	—
Derivatives	262.5	—	—	0.8	(214.8)	—	9.1	57.6
Other assets (7)	21.4	—	(17.8)	—	—	(3.4)	—	0.2
Total assets	815.4	(40.8)	(109.6)	8.2	(243.1)	—	(1.8)	428.3
Contingent obligations								17.1
								445.4

2014*
Cash and balances at central banks	74.9	—	(3.8)	—	—	0.6	—	71.7
Reverse repurchase agreements and stock
borrowing	64.7	—	(64.7)	—	—	—	—	—
Loans and advances	357.3	—	—	18.0	(33.4)	62.2	(10.3)	393.8
Debt securities	86.6	(49.3)	(52.6)	—	—	15.3	—	—
Equity shares	5.6	(4.9)	(1.3)	—	—	0.6	—	—
Settlement balances	4.7	(4.7)	—	—	—	—	—	—
Derivatives	353.6	—	—	1.4	(295.3)	0.4	8.2	68.3
Other assets (7)	103.6	—	(18.7)	—	—	(79.1)	(3.5)	2.3
Total assets	1,051.0	(58.9)	(141.1)	19.4	(328.7)	—	(5.6)	536.1
Contingent obligations								26.0
Citizens								(64.2)
								497.9
Restated - refer to page 270 for further details.

Notes:

(1)	The exposures in regulatory trading book businesses are subject to market risk and are hence excluded from CRA. Refer to Market risk on page 240.

(2)	Includes cash in ATMs and branches, reverse repurchase agreements, securities and other assets (refer to note below).

(3)	Includes impairment loss provisions related to loans and advances and credit valuation adjustment on derivatives.

(4)	Comprises:

- Loans and advances: cash collateral pledged with counterparties in relation to net derivative liability positions.

- Derivatives: impact of master netting arrangements.

(5) Amounts reclassified to balance sheet lines.

(6)	Primarily includes:

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

Credit risk: management basis continued

Country risk

Risk measurement*

In this section, country exposure includes wholesale and retail net on-balance sheet exposure (drawn amounts under lending facilities, net of provisions, mark-to-market derivatives positions and issuer-risk debt securities positions in the banking book and trading book) together with off-balance sheet exposure (contingent obligations and undrawn commitments).

Basis of preparation*

The tables in this section show RBS’s exposure at 31 December 2015 and 2014. Exposures are reported by country of operation of the obligor, except exposures to governments and individuals, which are shown by country of residence.

The country of operation is the counterparty’s country of main operations, taking account of branches and subsidiaries.

Countries shown are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2015, and in which RBS’s net balance sheet exposure to counterparties operating (or individuals residing) in them exceeded £1 billion. Selected eurozone countries are also included.

The exposures are stated before taking into account risk mitigants such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. The tables separately show CDS positions, as RBS may be either a net buyer or a net seller of protection.

Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

Overview

The comments below relate to changes in country exposures in 2015 unless indicated otherwise*.

•	Net balance sheet and off-balance sheet exposure to most countries and products declined. RBS continued to maintain a cautious stance and implemented its strategy to become a more UK-centred bank with an international focus on Western Europe. In addition, many clients continued to reduce debt levels. The euro depreciated against sterling by 5.7% while the US dollar appreciated by 5.3%.

•	Total eurozone net balance sheet exposure decreased by £10.5 billion or 11%, to £87.1 billion. The depreciation of the euro played a significant role in the reduction.

•	Eurozone periphery: Ireland is no longer considered part of this group because of its improved economic conditions. The remaining exposure to the eurozone periphery is relatively small.

•	Italy - exposure fell by £1.6 billion to £2.6 billion. This was the result of the maturity of a few large derivatives transactions with banks, and of reductions in corporate lending.

•	Spain - exposure decreased by £1.1 billion to £2.1 billion. This largely reflected reductions in corporate lending (mostly to the commercial real estate, construction and land transport sectors).

•	Portugal - exposure decreased by £0.1 billion to £0.6 billion, due largely to decreases in derivatives exposure to banks and corporate clients.

•	Greece - net balance sheet exposure decreased to £0.1 billion (from £0.4 billion), mostly as a result of sales of derivatives positions. The remaining exposure was mostly lending and collateralised derivatives exposure to corporates, including subsidiaries of international clients.

•	Germany - net balance sheet exposure increased by £5.7 billion to £32.3 billion. This was the net result of an increase of £14.0 billion in cash deposits with the central bank, driven by Treasury’s global liquidity management, against reductions in other areas, notably in net HFT bonds.

•	Ireland - exposure fell by £3.0 billion or 13% to £19.6 billion, with exposure to corporates and households (mostly mortgage lending) decreasing by £1.9 billion and £1.4 billion respectively. This largely reflected currency movements and portfolio sales. The latter also drove a £5.6 billion reduction in lending provisions and a £1.0 billion increase in Ulster Bank RoI’s cash deposits with the central bank.

•	France - net balance sheet exposure fell by £4.2 billion to £11.9 billion, with reductions mainly in net HFT bonds and lending to banks. Available-for-sale (AFS) bonds rose by £0.5 billion, as part of the bank’s liquidity management.

•	Netherlands - net balance sheet exposure decreased by £4.4 billion, the result of reductions in lending, derivatives, AFS bonds, and in net HFT exposure.

•	Japan - net HFT bonds exposure increased by £4.1 billion to £7.2 billion, driven by collateral trading in London. This increase in holdings reflects reduced access to local repo markets following RBS’s decision to exit its Japanese onshore business. Derivatives exposure, largely to banks, decreased by £0.6 billion.

•	India - net balance sheet exposure fell by £0.4 billion to £1.6 billion, with reductions mainly in corporate lending, reflecting RBS’s UK-centred strategy.

•	China - net balance sheet exposure decreased by £2.5 billion to £1.1 billion, with reductions mostly in corporate lending, driven by RBS’s strategy. The portfolio is focused on the largest banks. Stress tests indicated that the impact of an economic downturn on credit losses would be limited.

•	Russia - net balance sheet exposure decreased by £1.4 billion to £0.4 billion, partly through loan sales in the second half of 2015. The remaining exposure was below the £1 billion threshold for inclusion in the table. It was on run-off, and consisted mainly of lending to banks and with risks largely mitigated.

*unaudited

Business review Capital and risk management
Credit risk: management basis continued Summary of country exposures
													CDS
	Net balance sheet exposure					Analysis of net balance sheet exposures					Off-		notional
		Banks				Net	Debt securities		Net		balance	Total	less	Gross
	Sovereign	& other FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	fair value	Derivatives	SFT
2015	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone periphery
Italy	1,152	1,101	316	27	2,596	411	19	1,105	1,061	—	1,240	3,836	(554)	5,030	1,274
Spain	289	428	1,346	79	2,142	1,288	—	268	584	2	1,407	3,549	(224)	2,853	323
Portugal	211	209	216	6	642	264	—	203	175	—	172	814	(57)	201	188
Cyprus	—	—	72	13	85	70	—	—	15	—	10	95	—	15	—
Greece	—	1	57	15	73	34	—	—	39	—	14	87	(36)	39	—

Eurozone other

Germany	23,148	7,618	1,502	63	32,331	17,769	7,822	(871)	7,526	85	4,333	36,664	(2,027)	28,717	2,535
Ireland	1,727	929	3,785	13,181	19,622	18,624	12	377	609	—	2,295	21,917	(14)	1,855	714
France	3,968	6,675	1,177	76	11,896	1,847	2,439	1,594	5,945	71	7,228	19,124	(1,781)	30,460	17,807
NL	1,568	7,594	1,076	30	10,268	2,016	843	2,050	5,351	8	7,565	17,833	(423)	14,919	1,790
Belgium	459	2,434	263	22	3,178	434	473	(42)	1,898	415	877	4,055	(119)	2,409	1,644
Lux	21	1,148	755	6	1,930	982	428	30	227	263	1,045	2,975	(33)	341	3,754
Other	1,236	796	283	14	2,329	518	311	577	923	—	746	3,075	(498)	3,579	185

Eurozone	33,779	28,933	10,848	13,532	87,092	44,257	12,347	5,291	24,353	844	26,932	114,024	(5,766)	90,418	30,214

Japan	8,593	1,978	40	31	10,642	1,667	—	7,174	1,797	4	191	10,833	(26)	8,224	2,218
India	836	200	515	12	1,563	727	663	111	62	—	316	1,879	(15)	101	—
China	333	656	32	33	1,054	611	131	—	311	1	40	1,094	2	381	1,681

2014

Eurozone periphery
Italy	127	2,887	1,187	25	4,226	1,095	169	5	2,957	—	2,031	6,257	(625)	9,192	823
Spain	251	747	2,184	88	3,270	2,024	47	364	835	—	1,923	5,193	(312)	3,913	422
Portugal	111	343	322	8	784	282	20	152	330	—	222	1,006	(155)	390	613
Cyprus	—	—	113	14	127	108	—	—	19	—	16	143	—	19	—
Greece	8	259	92	17	376	63	—	8	305	—	23	399	(8)	416	—

Eurozone other

Germany	14,982	9,436	2,083	86	26,587	4,601	7,121	5,653	8,317	895	6,090	32,677	(1,749)	39,275	8,704
Ireland	826	1,565	5,653	14,593	22,637	21,176	56	413	991	1	2,922	25,559	(48)	2,330	1,464
France	5,206	9,013	1,774	81	16,074	2,931	1,951	4,034	6,392	766	8,586	24,660	(2,406)	41,132	17,598
NL	998	11,538	2,130	29	14,695	3,582	1,690	2,509	6,830	84	9,323	24,018	(815)	20,986	3,573
Belgium	806	2,423	396	21	3,646	579	274	375	2,334	84	858	4,504	(219)	3,374	932
Lux	18	1,201	781	5	2,005	968	329	70	461	177	1,475	3,480	(53)	701	2,628
Other	1,708	894	533	16	3,151	612	456	930	1,148	5	1,047	4,198	(562)	4,818	302

Eurozone	25,041	40,306	17,248	14,983	97,578	38,021	12,113	14,513	30,919	2,012	34,516	132,094	(6,952)	126,546	37,059

Japan	4,264	2,441	325	33	7,063	1,633	3	3,043	2,358	26	844	7,907	(25)	10,129	10,005
India	611	289	1,053	36	1,989	1,336	415	132	106	—	639	2,628	(47)	180	—
China	459	1,374	1,674	41	3,548	2,886	243	62	243	114	531	4,079	(4)	244	4,770

Notes:

(1)	Net balance sheet exposure - Comprises net lending, debt securities, derivatives (net) and SFT (net) exposures, as defined below.

(2)	Net lending-Comprises loans and advances net of provisions and includes cash balances.

(3)	Debt securities-includes held-for-trading (HFT), designated as fair value through profit or loss (DFV), available for-for-sale (AFS) and loans and receivables (LAR). HFT debt securities, aggregated with DFV securities, are presented as long positions net of short positions.

(4)	Derivatives (net)-Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements in line with regulatory capital models, but before the effect of collateral.

(5)	Securities financing transactions (SFT) (net) - Comprise the mtm value of the cash and securities that are due to RBS at a future date after the effect of collateral intrinsic to the transaction and legally enforceable netting agreements. Counterparty netting is applied in line with regulatory capital approach. Additional collateral called to offset mtm positions (variation margin) is not included.

(6)	Off-balance sheet-Comprises letters of credit, guarantees, other contingent obligations and legally committed undrawn facilities.

(7)	Total exposure-Comprises net balance sheet exposure and off-balance sheet exposure, as defined above.

(8)	Credit default swaps (CDSs)-Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. ‘Fair value’ (or ‘mtm value’) represents the balance sheet carrying value of the resulting exposure. The mtm value of CDSs is included in derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract. The column ‘CDS notional less fair value’ represents the net effect on exposure should the CDS contracts be triggered by a credit event, assuming a zero recovery rate on the reference exposure. This net effect would be the increase in exposure arising from sold positions netted against the decrease arising from bought positions. For a sold position, the change in exposure equals the notional less the fair value amount; this represents the amount RBS would owe to its CDS counterparties if the reference entity defaulted. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

(9)	NL - Netherlands; Lux - Luxemburg.

(10)	Other eurozone - Austria, Estonia, Finland, Latvia, Malta, Slovakia and Slovenia.

Business review Capital and risk management

Credit risk: balance sheet analysis

Credit risk assets analysed on pages 197 to 220 are reported internally to senior risk management. However, they exclude certain exposures, primarily securities and reverse repurchase agreements and take account of legal netting agreements, that provide a right of legal set-off but do not meet the offset criteria in IFRS. The tables that follow are therefore provided to supplement disclosures of credit risk assets and related information to reconcile to the balance sheet. All the disclosures in this section are audited. Whilst totals in tables within this section include balances relating to Citizens, detailed analysis and commentary exclude Citizens to facilitate like-for-like comparison with 2015.

Financial assets

Exposure summary and credit mitigation

The following table analyses financial asset exposures, both gross and net of offset arrangements, as well as credit mitigation and enhancement.

2015										Exposure
					Collateral (4)					post credit
	Gross	IFRS	Carrying	Balance sheet			Real estate and other		Credit	mitigation and
	exposure	offset (1)	value (2)	offset (3)	Cash (5)	Securities (6)	Residential (7)	Commercial (7)	enhancement (8)	enhancement
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	79.9	—	79.9	—	—	—	—	—	—	79.9
Reverse repos	74.3	(34.4)	39.9	(2.5)	—	(37.3)	—	—	—	0.1
Lending	330.0	(3.0)	327.0	(35.6)	(0.7)	(3.3)	(140.8)	(52.7)	(3.4)	90.5
Debt securities	82.5	—	82.5	—	—	—	—	—	—	82.5
Equity shares	1.4	—	1.4	—	—	—	—	—	—	1.4
Derivatives	386.3	(123.7)	262.6	(214.8)	(27.6)	(7.5)	—	—	(12.7)	—
Settlement balances	5.3	(1.2)	4.1	—	—	—	—	—	—	4.1
Total	959.7	(162.3)	797.4	(252.9)	(28.3)	(48.1)	(140.8)	(52.7)	(16.1)	258.5
Short positions	(20.8)	—	(20.8)	—	—	—	—	—	—	(20.8)
Net of short positions	938.9	(162.3)	776.6	(252.9)	(28.3)	(48.1)	(140.8)	(52.7)	(16.1)	237.7

2014
Cash and balances
at central banks	74.9	—	74.9	—	—	—	—	—	—	74.9
Reverse repos	95.5	(30.8)	64.7	(5.0)	—	(59.7)	—	—	—	—
Lending	362.0	(3.8)	358.2	(40.2)	(1.6)	(4.0)	(132.5)	(52.2)	(5.2)	122.5
Debt securities	86.6	—	86.6	—	—	—	—	—	(0.2)	86.4
Equity shares	5.6	—	5.6	—	—	—	—	—	—	5.6
Derivatives	599.0	(245.4)	353.6	(295.3)	(33.3)	(7.0)	—	—	(14.3)	3.7
Settlement balances	6.7	(2.0)	4.7	—	—	—	—	—	—	4.7
Total excluding Citizens	1,230.3	(282.0)	948.3	(340.5)	(34.9)	(70.7)	(132.5)	(52.2)	(19.7)	297.8
Short positions	(23.0)	—	(23.0)	—	—	—	—	—	—	(23.0)
Net of short positions
excluding Citizens	1,207.3	(282.0)	925.3	(340.5)	(34.9)	(70.7)	(132.5)	(52.2)	(19.7)	274.8
Citizens	78.3	—	78.3	—	—	(0.1)	(17.0)	(5.5)	(0.6)	55.1
Total	1,285.6	(282.0)	1,003.6	(340.5)	(34.9)	(70.8)	(149.5)	(57.7)	(20.3)	329.9

Notes:

(1)	Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)	The carrying value on the balance sheet represents the exposure to credit risk by class of financial instrument.

(3)	The amount by which credit risk exposure is reduced through arrangements, such as master netting agreements and cash management pooling, which give RBS a legal right to set off the financial asset against a financial liability due to the same counterparty.

(4)	RBS holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. RBS obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(5)	Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.

(6)	Represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.

(7)	Property valuations are capped at the loan value and reflect the application of haircuts in line with regulatory rules to indexed valuations. Commercial collateral includes ships and plant and equipment collateral.

(8)	Comprises credit derivatives (bought protection) and guarantees against exposures.

Key points

•	The £238 billion net exposure comprises approximately one third each of cash and balances at central banks, unsecured commercial and personal bank lending, and debt securities. Approximately 82% (£67.7 billion) of debt securities are issued by central or local governments.

•	Net exposure fell by £37.1 billion or 14% principally reflecting lower funded assets as both CIB and Capital Resolution implemented strategic balance sheet reductions through disposals and wind-down.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Sector concentration

The following table analyses financial assets by industry sector.

							Other
2015				Securities		Derivatives		Balance		Exposure
		Reverse repos	Lending	Debt	Equity		financial assets	sheet value	Offset	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government		10	6,707	67,720	—	3,307	126	77,870	(6,346)	71,524
Financial institutions	- banks	12,352	19,004	2,378	52	169,517	79,939	283,242	(177,804)	105,438
	- other (1)	27,314	31,981	11,724	956	78,522	3,777	154,274	(84,992)	69,282
Personal - mortgages		—	137,601	—	—	—	—	137,601	—	137,601
- unsecured		—	16,654	—	—	45	—	16,699	—	16,699
Property		—	35,744	124	99	1,343	—	37,310	(1,084)	36,226
Construction		—	4,421	—	3	266	—	4,690	(932)	3,758
Manufacturing		184	9,861	128	160	1,947	94	12,374	(1,593)	10,781
Finance leases and instalment credit		—	11,443	1	—	10	—	11,454	(2)	11,452
Retail, wholesale and repairs		—	12,096	156	31	570	10	12,863	(1,329)	11,534
Transport and storage		—	8,909	87	2	1,494	—	10,492	(873)	9,619
Health, education and leisure		—	10,960	17	6	641	7	11,631	(690)	10,941
Hotels and restaurants		—	5,372	11	—	81	5	5,469	(232)	5,237
Utilities		—	3,463	53	19	3,284	—	6,819	(1,689)	5,130
Other		50	19,899	311	144	1,517	97	22,018	(2,957)	19,061
Total gross of provisions		39,910	334,115	82,710	1,472	262,544	84,055	804,806	(280,523)	524,283
Provisions		—	(7,139)	(194)	(87)	—	—	(7,420)	n/a	(7,420)
Total		39,910	326,976	82,516	1,385	262,544	84,055	797,386	(280,523)	516,863

2014
Central and local government		10	9,007	64,061	—	4,857	251	78,186	(5,041)	73,145
Financial institutions	- banks	20,708	23,084	5,090	388	240,415	74,872	364,557	(248,341)	116,216
	- other (1)	43,682	38,483	15,223	1,579	92,851	4,284	196,102	(108,993)	87,109
Personal - mortgages		—	129,675	—	—	—	—	129,675	—	129,675
- unsecured		—	17,991	—	—	—	2	17,993	—	17,993
Property		—	46,540	165	137	2,360	8	49,210	(903)	48,307
Construction		—	5,297	11	53	389	—	5,750	(896)	4,854
Manufacturing		265	16,343	665	1,602	2,194	48	21,117	(2,032)	19,085
Finance leases and instalment credit		—	11,290	21	—	26	—	11,337	(1)	11,336
Retail, wholesale and repairs		—	15,838	252	438	735	13	17,276	(1,735)	15,541
Transport and storage		—	13,456	214	57	2,261	—	15,988	(1,027)	14,961
Health, education and leisure		—	12,392	59	25	670	—	13,146	(709)	12,437
Hotels and restaurants		—	6,093	4	37	180	—	6,314	(198)	6,116
Utilities		—	4,560	242	127	4,357	—	9,286	(1,150)	8,136
Other		30	25,694	919	1,259	2,295	61	30,258	(2,776)	27,482
Total gross of provisions		64,695	375,743	86,926	5,702	353,590	79,539	966,195	(373,802)	592,393
Provisions		—	(17,504)	(277)	(67)	—	—	(17,848)	n/a	(17,848)
Total excluding Citizens		64,695	358,239	86,649	5,635	353,590	79,539	948,347	(373,802)	574,545
Citizens		—	61,334	15,293	572	402	622	78,223	—	78,223
Total		64,695	419,573	101,942	6,207	353,992	80,161	1,026,570	(373,802)	652,768

Note:

(1)	Includes loans made by consolidated conduits to asset owning companies.

For geographic concentrations refer to:

° Lending: Loans and related credit metrics;

° Debt securities: Issuer and IFRS measurement and Credit risk - Country risk;

° Equity shares; and

° Derivatives: Summary and uncollateralised exposures.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Asset quality

The asset quality analysis presented below is based on internal asset quality ratings which have ranges for the probability of default. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBS map to both an asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following table and are set out on pages 233 to 235.

The table that follows details the relationship between internal asset quality (AQ) bands and external ratings published by Standard & Poor’s (S&P), for illustrative purposes only. This relationship is established by observing S&P’s default study statistics, notably the one year default rates for each S&P rating grade. A degree of judgement is required to relate the probability of default ranges associated with the master grading scale to these default rates given that, for example, the S&P published default rates do not increase uniformly by grade and the historical default rate is nil for the highest rating categories.

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+- to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

The mapping to the S&P ratings is used by RBS as one of several benchmarks for its wholesale portfolios, depending on customer type and the purpose of the benchmark. The mapping is based on all issuer types rated by S&P. It should therefore be considered illustrative and does not, for instance, indicate that exposures reported against S&P ratings either have been or would be assigned those ratings if assessed by S&P. In addition, the relationship is not relevant for retail portfolios, smaller corporate exposures or specialist corporate segments given that S&P does not typically assign ratings to such entities.

													Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	Past due	Impaired	provision	Total
2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	77.5	—	2.3	0.1	—	—	—	—	—	—	—	—	—	79.9
Banks
- Reverse repos	1.6	0.6	3.5	4.8	1.3	0.4	0.2	—	—	—	—	—	—	12.4
- Derivative cash collateral	3.6	4.6	1.4	1.2	0.2	—	—	—	—	—	—	—	—	11.0
- Bank loans	2.5	0.6	3.4	0.7	0.3	0.1	0.1	—	0.2	—	0.1	—	—	8.0
- Total	7.7	5.8	8.3	6.7	1.8	0.5	0.3	—	0.2	—	0.1	—	—	31.4
Customers
- Reverse repos	20.7	0.4	1.5	3.2	1.7	0.1	—	—	—	—	—	—	—	27.6
- Derivative cash collateral	9.2	1.1	3.6	3.0	0.2	0.1	—	—	—	—	—	—	—	17.2
- Customer loans	23.3	12.1	28.8	106.6	52.0	29.3	20.3	4.2	2.6	1.1	6.7	10.9	(7.1)	290.8
- Total	53.2	13.6	33.9	112.8	53.9	29.5	20.3	4.2	2.6	1.1	6.7	10.9	(7.1)	335.6
Settlement balances
and other financial assets	2.3	0.1	0.1	0.6	—	—	—	—	—	—	1.0	—	—	4.1
Derivatives	41.5	65.7	89.1	57.8	6.2	1.1	0.8	—	0.2	0.1	—	—	—	262.5
Undrawn commitments	24.1	6.9	20.1	41.9	27.6	8.8	7.0	0.6	0.2	0.5	—	—	—	137.7
Contingent liabilities	0.9	1.3	1.8	8.3	1.9	0.6	0.9	0.1	0.1	0.1	—	—	—	16.0
Total	207.2	93.4	155.6	228.2	91.4	40.5	29.3	4.9	3.3	1.8	7.8	10.9	(7.1)	867.2

Total %	23.8%	10.8%	17.9%	26.3%	10.5%	4.7%	3.4%	0.6%	0.4%	0.2%	0.9%	1.3%	(0.8%)	100%

Business review Capital and risk management
Credit risk: balance sheet analysis continued
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	Past due	Impaired	Impairment provision	Total
2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	73.3	—	1.4	0.2	—	—	—	—	—	—	—	—	—	74.9
Banks
- Reverse repos	2.5	4.2	2.5	8.3	2.1	0.6	0.5	—	—	—	—	—	—	20.7
- Derivative cash collateral	3.8	4.6	1.3	1.4	0.2	0.1	0.1	—	—	—	—	—	—	11.5
- Bank loans	3.8	0.8	3.1	2.9	0.6	0.1	0.3	—	—	—	—	—	—	11.6
- Total	10.1	9.6	6.9	12.6	2.9	0.8	0.9	—	—	—	—	—	—	43.8
Customers
- Reverse repos	27.0	0.4	8.7	5.1	1.9	—	0.9	—	—	—	—	—	—	44.0
- Derivative cash collateral	12.5	1.6	4.3	2.8	0.5	0.1	0.1	—	—	—	—	—	—	21.9
- Customer loans	26.7	16.3	24.6	105.2	58.9	34.7	22.1	5.6	4.4	0.9	6.1	25.3	(17.5)	313.3
- Total	66.2	18.3	37.6	113.1	61.3	34.8	23.1	5.6	4.4	0.9	6.1	25.3	(17.5)	379.2
Settlement balances and
other financial assets	1.6	0.2	0.5	0.9	0.4	—	—	—	—	—	1.0	—	—	4.6
Derivatives	65.5	100.2	123.9	49.9	10.7	1.1	1.1	0.5	0.2	0.5	—	—	—	353.6
Undrawn commitments	43.0	15.8	26.5	46.6	29.3	10.3	5.5	0.7	0.3	1.1	—	—	—	179.1
Contingent liabilities	6.3	3.1	5.9	5.2	2.1	1.0	0.7	0.1	0.2	0.1	—	—	—	24.7
Total excluding Citizens	266.0	147.2	202.7	228.5	106.7	48.0	31.3	6.9	5.1	2.6	7.1	25.3	(17.5)	1,059.9
Citizens	19.9	3.4	7.8	27.3	21.0	10.0	5.7	1.1	0.5	0.1	2.1	1.3	(0.5)	99.7
Total	285.9	150.6	210.5	255.8	127.7	58.0	37.0	8.0	5.6	2.7	9.2	26.6	(18.0)	1,159.6

Total excluding Citizens %	25.0%	13.9%	19.1%	21.6%	10.1%	4.5%	3.0%	0.7%	0.5%	0.2%	0.7%	2.4%	(1.7%)	100%

Key points

•	Capital Resolution’s disposal strategy and other portfolio reduction strategies resulted in the non-investment grade (AQ5 and lower) portfolios decreasing by £29.4 billion (15%). Overall credit quality has remained broadly stable with about 77% (excluding cash and central bank balances) being investment grade or higher, supported by benign economic and credit conditions.

•	Customer loans decreased by £22.5 billion (7%) to £290.8 billion, across most AQ bands, with investment grade loans at 59% compared with 55% in 2014. The increase of £4.2 billion in AQ3 reflected the improved asset quality in UK PBB’s book reflecting market conditions along with growth in mortgage business.

•	Bank loans decreased by £3.6 billion across most AQ bands. The small increase in AQ3 reflects improvements in asset quality within Ulster Bank RoI.

•	Reverse repos decreased by £24.7 billion, with £22.4 billion in investment grade, reflecting reduced trading activities in EMEA Rates, the wind down of US ABP business and a decrease in APAC due to the exit of trading activities in Japan, in line with balance sheet management and exit strategies.

•	Derivatives decreased by £91.1 billion with reductions across all bands except AQ4 where an increase of £7.9 billion is the result of existing counterparties being downgraded due to a decrease in MTM values and new counterparties coming on at lower grades.

•	Past due loans increased by £0.7 billion, primarily within CIB and Capital Resolution.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Loans, REIL and impairment provisions

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

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and related credit metrics by reportable segment.

2015					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %	Provisions	Provisions as a %	Impairment
					of gross loans	as a %	of gross loans	losses/	Amounts
	Banks	Customers			to customers	of REIL	to customers	(releases)	written-off
	£m	£m	£m	£m	%	%	%	£m	£m
UK PBB	965	121,552	2,682	1,847	2.2	69	1.5	(6)	695
Ulster Bank RoI	1,971	18,584	3,503	1,911	18.8	55	10.3	(142)	168
Commercial Banking	665	92,002	1,911	749	2.1	39	0.8	69	263
Private Banking	54	11,230	115	37	1.0	32	0.3	13	7
RBS International	6	7,401	92	31	1.2	34	0.4	—	32
CIB	5,696	16,076	—	1	—	nm	—	(7)	—
Capital Resolution	7,097	25,898	3,372	2,266	13.0	67	8.7	(794)	7,689
W&G	—	20,291	461	275	2.3	60	1.4	15	110
Central items & other	2,550	2,077	21	22	1.0	105	1.1	(1)	—
	19,004	315,111	12,157	7,139	3.9	59	2.3	(853)	8,964
2014
UK PBB	985	114,202	3,571	2,557	3.1	72	2.2	154	673
Ulster Bank RoI	1,037	20,522	4,366	2,383	21.3	55	11.6	(306)	91
Commercial Banking	797	85,719	2,483	919	2.9	37	1.1	85	376
Private Banking	53	10,984	126	31	1.1	25	0.3	(5)	26
RBS International	9	7,261	103	62	1.4	60	0.9	(7)	72
CIB	2,548	26,518	—	16	—	nm	0.1	(7)	—
Capital Resolution	14,567	63,973	15,595	11,135	24.4	71	17.4	(1,321)	3,590
W&G	—	19,843	616	374	3.1	61	1.9	55	95
Central items & other	3,088	3,637	29	27	0.8	93	0.7	(12)	55
Total excluding Citizens	23,084	352,659	26,889	17,504	7.6	65	5.0	(1,364)	4,978
Citizens	1,728	60,142	1,330	536	2.2	40	0.9	194	300
Total	24,812	412,801	28,219	18,040	6.8	64	4.4	(1,170)	5,278

Key points

•	Loans to banks decreased by £4.1 billion primarily in Capital Resolution due to wind-downs in the EMEA and APAC regions (£1.7 billion) as well as lower derivative collateral requirements. Ulster Banks RoI’s increased bank loans reflected higher cash deposits with central banks.

•	Customer loans declined by £37.5 billion or 11% to £315.1 billion reflecting the run-down strategy being partially offset by core loan book.

•	UK PBB: mortgage growth of £9.3 billion was the principal driver of the £7.4 billion gross lending increase in 2015 and £13.1 billion increase in the last two years reflecting strategy and investment. Unsecured balances continued to decline gradually, albeit at a much slower rate.

•	Commercial Banking: of the £6.3 billion loan increase, £5.0 billion related to UK and Western Europe loans transferred from CIB and £1.4 billion loan growth that despite £2.2 billion of strategic write-off and disposals.

•	Ulster Bank RoI: Lending decreased by £1.9 billion. Strong new lending volumes were offset by high levels of customer repayments, the sale of a £0.3 billion buy-to-let mortgage portfolio and exchange rate movements. Tracker mortgages portfolio reduced by £1.4 billion to £9.2 billion, making up two thirds of the mortgage book, and commercial real estate lending fell by £0.4 billion.

•	CIB: lending fell by £10.4 billion, £5.0 billion reflecting the transfers to Commercial Banking and the rest primarily derivative collateral reduction.

•	Capital Resolution lending fell by £38.1 billion and included loan sales in US £3.1 billion, APAC £2.2 billion and EMEA £0.5 billion (relating to sale of Russian portfolio). Reductions in GTS and Shipping of £6.8 billion following customer wind-downs as well as £10.6 billion of maturities and repayments across the loan portfolio in all regions also contributed to the significant reduction.

•	Risk elements in lending (REIL) declined by £14.7 billion to £12.2 billion, with REIL as a percentage of gross loans falling from 7.6% to 3.9%. The reduction was primarily driven by the disposals in RCR within Capital Resolution.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Impairment charge and provision

The tables below analyse the categories, loan impairment losses/(releases) and provisions by reportable segment.

	Impairment losses/(releases)				Impairment provision
2015	Individual	Collective	Latent	Total	Individual	Collective	Latent	Total
	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	—	73	(79)	(6)	1	1,665	181	1,847
Ulster Bank RoI	8	(126)	(24)	(142)	46	1,620	245	1,911
Commercial Banking	58	33	(22)	69	373	299	77	749
Private Banking	8	—	5	13	28	—	9	37
RBS International	1	—	(1)	—	27	—	4	31
CIB	—	—	(7)	(7)	—	—	1	1
Capital Resolution	(505)	(22)	(267)	(794)	2,173	52	41	2,266
W&G	20	8	(13)	15	24	225	26	275
Central items & other	—	(1)	—	(1)	22	—	—	22
Total	(410)	(35)	(408)	(853)	2,694	3,861	584	7,139
2014
UK PBB	(24)	139	39	154	6	2,291	260	2,557
Ulster Bank RoI	19	(12)	(313)	(306)	40	2,057	286	2,383
Commercial Banking	140	21	(76)	85	457	366	96	919
Private Banking	(2)	—	(3)	(5)	27	—	4	31
RBS International	—	—	(7)	(7)	58	—	4	62
CIB	(1)	—	(6)	(7)	—	—	16	16
Capital Resolution	(973)	(15)	(333)	(1,321)	10,675	150	310	11,135
W&G	8	40	7	55	9	326	39	374
Central items & other	(12)	—	—	(12)	22	—	5	27
Total excluding Citizens	(845)	173	(692)	(1,364)	11,294	5,190	1,020	17,504
Citizens	36	142	16	194	83	157	296	536
Total	(809)	315	(676)	(1,170)	11,377	5,347	1,316	18,040

Key points

•	Net impairment releases of £853 million were 37% lower compared with net impairment releases of £1,364 million in 2014. Although releases were at lower levels than in 2014, credit quality remained stable with continued increased recoveries in certain businesses.

•	Capital Resolution recorded net releases of £794 million, compared with £1,321 million, with disposal activity continuing. Ulster Bank RoI recorded net impairment releases of £142 million, a reduction from £306 million, as economic conditions in Ireland continue to improve whilst UK PBB recorded a release of £6 million compared with a loss of £154 million, due to lower debt flows and increased releases and recoveries. Net releases were reported also in RBSI and CIB, although at more modest levels.

•	Amounts written-off increased by £4.0 billion of which £6.2 billion related to commercial real estate.

•	Loan impairment provisions were about 41% of the level at 2014 year end at £7.1 billion and covered REIL by 59% compared with 65% last year reflecting economic and credit conditions.

•	Provisions were 2.3% of gross loans, significantly lower than 5.0% last year.

•	Refer to Credit risk - Problem debt management section for risk management approaches.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Sector and geographical concentration

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office. Ulster Bank RoI contributes a significant proportion of the European loan exposure. Refer to Business review on page 113.

				Credit metrics
				REIL	Provisions	Provisions	Impairment
	Gross			as a % of	as a %	as a % of	losses/	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	(releases)	written-off
2015	£m	£m	£m	%	%	%	£m	£m
Central and local government	6,707	1	1	—	100	—	—	—
Finance	31,981	87	61	0.3	70	0.2	(10)	165
Personal - mortgages (1)	137,601	3,637	1,006	2.6	28	0.7	(82)	171
Personal - unsecured	16,654	1,331	1,151	8.0	86	6.9	122	513
Property	35,744	3,505	2,012	9.8	57	5.6	(557)	5,999
Construction	4,421	357	269	8.1	75	6.1	(14)	313
of which: commercial real estate	27,630	3,560	2,054	12.9	58	7.4	(811)	6,151
Manufacturing	9,861	263	154	2.7	59	1.6	—	154
Finance leases (2)	11,443	107	79	0.9	74	0.7	(8)	37
Retail, wholesale and repairs	12,096	434	299	3.6	69	2.5	7	325
Transport and storage	8,909	563	258	6.3	46	2.9	115	370
Health, education and leisure	10,960	394	190	3.6	48	1.7	14	171
Hotels and restaurants	5,372	336	201	6.3	60	3.7	1	346
Utilities	3,463	131	63	3.8	48	1.8	8	27
Other	19,899	1,010	810	5.1	80	4.1	(37)	340
Latent	—	—	584	—	—	—	(408)	—
Total customers	315,111	12,156	7,138	3.9	59	2.3	(849)	8,931

Of which:
UK
Personal - mortgages	123,653	1,083	158	0.9	15	0.1	17	36
- unsecured	14,348	1,262	1,085	8.8	86	7.6	126	501
Property and construction	38,006	2,814	1,282	7.4	46	3.4	27	2,773
of which: commercial real estate	25,676	2,568	1,107	10.0	43	4.3	(121)	2,575
Other	110,193	2,198	1,182	2.0	54	1.1	125	800
Latent	—	—	330	—	—	—	(303)	—
	286,200	7,357	4,037	2.6	55	1.4	(8)	4,110
Europe
Personal - mortgages	13,908	2,550	844	18.3	33	6.1	(101)	135
- unsecured	775	49	45	6.3	92	5.8	(5)	12
Property and construction	1,993	1,008	966	50.6	96	48.5	(593)	3,539
of which: commercial real estate	1,628	974	935	59.8	96	57.4	(688)	3,576
Other	7,148	1,011	864	14.1	85	12.1	(8)	1,014
Latent	—	—	255	—	—	—	(103)	—
	23,824	4,618	2,974	19.4	64	12.5	(810)	4,700

Banks	19,004	1	1	—	100	—	(4)	33

For the notes to this table refer to the following page.

Business review Capital and risk management
Credit risk: balance sheet analysis continued				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment losses/ (release)	Amounts written-off
2014	£m	£m	£m	%	%	%	£m	£m
Central and local government	9,007	1	1	—	100	—	(1)	—
Finance	38,483	364	234	0.9	64	0.6	(5)	23
Personal - mortgages (1)	129,675	4,684	1,375	3.6	29	1.1	(34)	91
Personal - unsecured	17,991	1,770	1,536	9.8	87	8.5	300	608
Property	46,540	12,967	8,905	27.9	69	19.1	(1,084)	2,618
Construction	5,297	970	611	18.3	63	11.5	75	201
of which: commercial real estate	43,317	13,291	9,014	30.7	68	20.8	(1,067)	2,745
Manufacturing	16,343	438	318	2.7	73	1.9	(22)	183
Finance leases (2)	11,290	156	113	1.4	72	1.0	—	75
Retail, wholesale and repairs	15,838	956	645	6.0	67	4.1	108	157
Transport and storage	13,456	1,134	499	8.4	44	3.7	36	211
Health, education and leisure	12,392	704	358	5.7	51	2.9	1	344
Hotels and restaurants	6,093	1,089	574	17.9	53	9.4	(36)	109
Utilities	4,560	156	85	3.4	54	1.9	16	5
Other	25,694	1,458	1,190	5.7	82	4.6	(16)	344
Latent	—	—	1,020	—	—	—	(692)	—
Total excluding Citizens	352,659	26,847	17,464	7.6	65	5.0	(1,354)	4,969
Citizens	60,142	1,330	536	2.2	40	0.9	194	300
Total customers	412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Of which:
UK
Personal - mortgages	113,521	1,394	191	1.2	14	0.2	(23)	76
- unsecured	15,923	1,674	1,452	10.5	87	9.1	290	546
Property and construction	41,645	6,702	4,037	16.1	60	9.7	(222)	2,092
of which: commercial real estate	29,366	6,369	3,802	21.7	60	12.9	(181)	2,034
Other	113,782	3,287	2,467	2.9	75	2.2	85	847
Latent	—	—	635	—	—	—	(231)	—
	284,871	13,057	8,782	4.6	67	3.1	(101)	3,561
Europe
Personal - mortgages	15,629	3,268	1,178	20.9	36	7.5	(10)	10
- unsecured	1,051	76	66	7.2	87	6.3	9	66
Property and construction	9,076	7,196	5,442	79.3	76	60.0	(784)	723
of which: commercial real estate	7,902	6,908	5,202	87.4	75	65.8	(886)	702
Other	19,104	2,860	2,361	15.0	83	12.4	21	561
Latent	—	—	379	—	—	—	(461)	—
	44,860	13,400	9,426	29.9	70	21.0	(1,225)	1,360

Banks excluding Citizens	23,084	42	40	0.2	95	0.2	(10)	9
Citizens	1,728	—	—	—	—	—	—	—
Total Banks	24,812	42	40	0.2	95	0.2	(10)	9

Notes:

(1)	Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

(2)	Includes instalment credit.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

REIL and impairments flow statements	REIL excluding			Impairment provisions excluding	Citizens impairment	Total impairment
	Citizens (1)	Citizens REIL (1)	Total REIL (1)	Citizens	provisions	provisions
2015	£m	£m	£m	£m	£m	£m
At beginning of year	26,889	1,330	28,219	17,504	536	18,040
Currency translation and other adjustments	(889)	29	(860)	(579)	17	(562)
Additions	4,076	174	4,250	—	—	—
Transfers between REIL and potential problem loans	(222)	—	(222)	—	—	—
Transfer to performing book	(1,120)	—	(1,120)	—	—	—
Repayments and disposals	(7,613)	(1,353)	(8,966)	—	(554)	(554)
Amounts written-off	(8,964)	(180)	(9,144)	(8,964)	(180)	(9,144)
Recoveries of amounts previously written-off	—	—	—	175	78	253
Release to the income statement from continuing operations	—	—	—	(853)	—	(853)
Charge to the income statement from discontinued operations	—	—	—	—	103	103
Unwind of discount	—	—	—	(144)	—	(144)
At end of year	12,157	—	12,157	7,139	—	7,139
2014
At beginning of year	38,069	1,323	39,392	24,707	518	25,225
Currency translation and other adjustments	(1,125)	75	(1,050)	(710)	21	(689)
Additions	6,733	335	7,068	—	—	—
Transfers between REIL and potential problem loans	(260)	—	(260)	—	—	—
Transfer to performing book	(1,460)	—	(1,460)	—	—	—
Repayments and disposals	(10,090)	(103)	(10,193)	(6)	—	(6)
Amounts written-off	(4,978)	(300)	(5,278)	(4,978)	(300)	(5,278)
Recoveries of amounts previously written-off	—	—	—	102	103	205
Release to the income statement from continuing operations	—	—	—	(1,364)	—	(1,364)
Charge to the income statement from discontinued operations	—	—	—	—	194	194
Unwind of discount	—	—	—	(247)	—	(247)
At end of year	26,889	1,330	28,219	17,504	536	18,040

Risk elements in lending

The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2015		2014
			Impaired loans			Accruing past due
	REIL		REIL			REIL
	Impaired loans	Accruing past due	excluding Citizens (1)	Citizens REIL (1)	Total REIL (1)	excluding Citizens (1)	Citizens REIL (1)	Total REIL (1)
	£m	£m	£m	£m	£m	£m	£m	£m

- UK	6,095	1,262	11,562	—	11,562	1,535	—	1,535
- overseas	4,775	25	13,687	1,330	15,017	105	—	105
Total REIL	10,870	1,287	25,249	1,330	26,579	1,640	—	1,640

Notes:

(1)	REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

(2)	For details on impairment methodology refer to Credit risk on page 194 and Accounting policy 15 Impairment of financial assets on page 276.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2015	2014
	£m	£m
Past due 1-29 days	4,150	3,073
Past due 30-59 days	769	785
Past due 60-89 days	530	586
Past due 90 days or more	1,287	1,640
Total excluding Citizens	6,736	6,084
Citizens	n/a	2,112
Total	6,736	8,196

Past due analysis by sector
Personal	3,437	3,554
Property and construction	1,341	1,186
Financial institution	187	60
Other corporate	1,771	1,284
Total excluding Citizens	6,736	6,084
Citizens	n/a	2,112
Total	6,736	8,196

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Securities and AFS reserves

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.

2015	Central and local government			Banks	Other financial	Corporate	Total	Of which
	UK	US	Other		institutions			ABS
	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	4,107	4,627	22,222	576	3,689	636	35,857	707
Designated as at fair value (DFV)	—	—	111	—	—	—	111	—
Available-for-sale (AFS)	9,124	10,359	12,259	1,801	5,599	108	39,250	2,501
Loans and receivables (LAR)	—	—	—	1	2,242	144	2,387	2,222
Held-to-maturity	4,911	—	—	—	—	—	4,911	—
Long positions	18,142	14,986	34,592	2,378	11,530	888	82,516	5,430

Of which US agencies	—	—	—	—	806	—	806	—
Short positions (HFT)	(4,697)	(3,347)	(11,796)	(391)	(411)	(165)	(20,807)	—

Ratings
AAA	—	—	11,696	1,696	5,234	3	18,629	3,366
AA to AA+	18,142	14,986	6,879	119	1,611	66	41,803	261
A to AA-	—	—	8,880	420	1,991	147	11,438	445
BBB- to A-	—	—	6,785	79	1,460	301	8,625	363
Non-investment grade	—	—	352	32	526	200	1,110	446
Unrated	—	—	—	32	708	171	911	549
	18,142	14,986	34,592	2,378	11,530	888	82,516	5,430

Available-for-sale
AFS reserves (gross of tax)	12	(78)	90	4	114	4	146	60

Gross unrealised gains	383	104	270	6	110	7	880	90
Gross unrealised losses	(7)	(62)	(9)	(1)	(58)	(3)	(140)	(42)

Of which:
less than 12 months	(7)	(58)	(9)	(1)	(30)	(3)	(108)	(14)
more than 12 months	—	(4)	—	—	(28)	—	(32)	(28)

Business review Capital and risk management

Credit risk: balance sheet analysis continued

	Central and local government			Banks	Other financial	Corporate	Total	Of which
	UK	US	Other		institutions			ABS
2014	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	6,218	7,709	24,451	1,499	7,372	1,977	49,226	3,559
Designated as at fair value	—	—	111	2	4	—	117	—
Available-for-sale	4,747	5,230	11,058	3,404	5,073	161	29,673	3,608
Loans and receivables	—	—	—	185	2,774	137	3,096	2,734
Held-to-maturity	4,537	—	—	—	—	—	4,537	—
Long positions excluding Citizens	15,502	12,939	35,620	5,090	15,223	2,275	86,649	9,901
Citizens	—	5,781	—	—	9,512	—	15,293	15,276
Total	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

Of which US agencies	—	6,222	—	—	10,860	—	17,082	16,053
Short positions (HFT)	(4,167)	(6,413)	(10,276)	(557)	(674)	(731)	(22,818)	—

Ratings
AAA	—	—	15,533	1,319	5,139	77	22,068	3,816
AA to AA+	15,502	12,939	9,879	283	4,079	117	42,799	3,055
A to AA-	—	—	4,958	2,670	2,533	340	10,501	687
BBB- to A-	—	—	4,822	277	1,176	772	7,047	845
Non-investment grade	—	—	331	61	827	603	1,822	640
Unrated	—	—	97	480	1,469	366	2,412	858
Total excluding Citizens	15,502	12,939	35,620	5,090	15,223	2,275	86,649	9,901
Citizens	—	5,781	—	—	9,512	—	15,293	15,276
Total	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

Available-for-sale
AFS reserves (gross of tax)	54	(52)	(9)	12	257	5	267	117

Gross unrealised gains - excluding Citizens	451	144	541	8	166	6	1,316	128
Gross unrealised gains - Citizens	—	66	—	—	195	—	261	261
Gross unrealised gains - total	451	210	541	8	361	6	1,577	389

Gross unrealised losses - excluding Citizens	(1)	(5)	(3)	(1)	(133)	(2)	(145)	(120)
Gross unrealised losses - Citizens	—	(112)	—	—	(25)	—	(137)	(137)
Gross unrealised losses - total	(1)	(117)	(3)	(1)	(158)	(2)	(282)	(257)

Of which:
less than 12 months	(1)	(82)	(3)	(1)	(49)	—	(136)	(129)
more than 12 months	—	(35)	—	—	(109)	(2)	(146)	(128)

Key points

•	Total debt securities decreased by £4.1 billion (5%) during 2015, driven by lower held-for-trading positions across all issuer types, largely offset by an increase in available-for-sale securities in Treasury’s liquidity portfolio.

•	HFT: Decreases were due to exit of trading businesses, novation of equities portfolio, balance sheet reduction and risks.

•	AFS: Increases were due to build up of AFS securities within the liquidity portfolio by Treasury for RBS. Assets underlying RBS's ABS portfolio were more than 80% of European origin compared with 65% a year ago on a like for like basis reflecting the exit from the US asset-backed product business as well as other reductions in Capital Resolution.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Asset-backed securities
The table below summarises the ratings of asset-backed securities on the balance sheet.

2015	RMBS (1)
	Government	Prime		Sub-prime	CMBS (1)			Total
	sponsored
	or similar (2)		Non- conforming			CDOs & CLOs	Other ABS
	£m	£m	£m	£m	£m	£m	£m	£m
AAA	—	266	749	2	—	78	2,271	3,366
AA to AA+	—	2	150	—	1	12	96	261
A to AA-	109	4	24	5	13	9	281	445
BBB- to A-	—	13	144	20	21	121	44	363
Non-investment grade (3)	—	23	25	143	24	169	62	446
Unrated (4)	—	10	—	1	470	24	44	549
	109	318	1,092	171	529	413	2,798	5,430

2014
AAA	—	1,471	775	14	30	33	1,493	3,816
AA to AA+	2,012	2	656	17	152	79	137	3,055
A to AA-	120	82	27	3	41	17	397	687
BBB- to A-	—	84	137	12	18	63	531	845
Non-investment grade (3)	—	14	38	135	65	292	96	640
Unrated (4)	—	22	—	24	474	40	298	858
Total excluding Citizens	2,132	1,675	1,633	205	780	524	2,952	9,901
Citizens	10,894	1,155	223	—	3,004	—	—	15,276
Total	13,026	2,830	1,856	205	3,784	524	2,952	25,177

Notes:

(1)	Residential mortgage-backed securities (RMBS) and commercial mortgaged-backed securities (CMBS) are securities that represent an interest in a portfolio of residential and commercial mortgages respectively. Repayments made on the underlying mortgages are used to make payments to holders of the mortgage-backed securities (MBS). The risk of the MBS will vary primarily depending on the quality and geographic region in which the underlying mortgage assets are located and the credit enhancement of the securitisation structure. Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior MBS notes.

The main categories of mortgages that serve as collateral to RMBS held by RBS are set out below and described in the Glossary on pages 431 to 437. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for RBS's RMBS categorisation.

(2)	Includes US agency and Dutch government guaranteed securities.

(3)	Comprises HFT £303 million (2014 - £387 million), DFV nil (2014 - nil), AFS £106 million (2014 - £225 million) and LAR £37 million (2014 - £28 million).

(4)	Comprises HFT £46 million (2014 - £100 million), AFS £28 million (2014 - £30 million) and LAR £475 million (2014 - £728 million).

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Equity shares

The table below analyses holdings of equity shares for eurozone countries and other countries with balances of more than £50 million by country, issuer and measurement classification. The HFT positions are used mainly for economic hedging of debt issuances and equity derivatives. The AFS balances are individually small holdings in unlisted companies, mainly acquired through debt for equity transactions in Restructuring.

	2015
	HFT					AFS/DFV (1)
Countries		Other financial				Other financial
	Banks	institutions (2)	Corporate	Total	Banks	institutions (2)	Corporate	Total AFS/DFV	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Luxembourg	—	100	—	100	—	—	—	—	100	—
Belgium	—	—	—	—	5	64	—	69	69	6
Netherlands	—	—	1	1	—	—	58	58	59	3
Other	1	36	27	64	—	5	5	10	74	(2)
Total eurozone	1	136	28	165	5	69	63	137	302	7

UK	12	94	174	280	—	422	14	436	716	217
US	—	23	7	30	—	51	2	53	83	6
Japan	—	—	70	70	—	1	—	1	71	—
Australia	22	22	19	63	—	3	—	3	66	3
Switzerland	2	—	2	4	—	78	—	78	82	47
Other	10	8	30	48	—	16	1	17	65	22
Total	47	283	330	660	5	640	80	725	1,385	302

2014
Total excluding Citizens	383	1,051	3,387	4,821	5	528	281	814	5,635	179
Citizens	—	—	—	—	305	263	4	572	572	—
Total	383	1,051	3,387	4,821	310	791	285	1,386	6,207	179

Notes:

(1)	Designated as at fair value through profit or loss balances are £147 million (2014 - £301 million), of which £111 million are other financial institutions (2014 - £130 million) and £36 million are corporate (2014 - £171 million).

(2)	Includes government sponsored entities.

(3)	HFT short positions of £2 million (2014 - £211 million) included nil (2014 - £15 million) relating to non-periphery eurozone countries.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Derivatives

Summary and net uncollateralised exposures

The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	2015							2014
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Interest rate	3,295	7,796	6,884	1,808	19,783	206,138	194,854	27,317	269,545	259,892
Exchange rate	200	1,733	621	1,148	3,702	54,938	58,243	4,672	78,672	83,720
Credit	1	29	35	2	67	909	840	125	2,254	2,611
Equity and commodity	5	5	7	1	18	559	796	78	3,119	3,582
	3,501	9,563	7,547	2,959	23,570	262,544	254,733	32,192	353,590	349,805
Counterparty mark-to-market netting						(214,800)	(214,800)		(295,315)	(295,315)
Cash collateral						(27,629)	(25,729)		(33,272)	(30,203)
Securities collateral						(7,535)	(8,213)		(7,013)	(14,437)
Net exposure excluding Citizens						12,580	5,991		17,990	9,850
Citizens						n/a	n/a		402	144
Net exposure						12,580	5,991		18,392	9,994

Net exposure by sector
Banks (1)						1,011	1,311		1,875	1,534
Other financial institutions (2)						2,864	1,468		4,035	3,721
Corporate (3)						7,816	3,108		10,784	4,238
Government (4)						889	104		1,296	357
Net exposure excluding Citizens						12,580	5,991		17,990	9,850
Citizens						n/a	n/a		402	144
Net exposure						12,580	5,991		18,392	9,994

Net exposure by region of counterparty
UK						6,270	1,199		9,037	3,233
Europe						4,069	2,408		5,628	3,521
US						639	714		1,142	1,136
RoW						1,602	1,670		2,183	1,960
Net exposure excluding Citizens						12,580	5,991		17,990	9,850
Citizens						n/a	n/a		402	144
Net exposure						12,580	5,991		18,392	9,994

	2015	2014
Asset quality of uncollateralised derivative assets	£m	£m
AQ1	2,335	3,783
AQ2	829	1,623
AQ3	3,421	2,874
AQ4	3,923	6,190
AQ5	1,260	1,579
AQ6	275	608
AQ7	226	566
AQ8	39	135
AQ9	177	149
AQ10	95	483
Total excluding Citizens	12,580	17,990
Citizens	n/a	402
Net exposure	12,580	18,392

Notes:

(1)	Transactions with certain counterparties with whom RBS has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.

(2)	Transactions with securitisation vehicles and funds where collateral posting is contingent on RBS’s external rating.

(3)	Predominantly large corporate with whom RBS may have netting arrangements in place, but operational capability does not support collateral posting. Transactions include foreign exchange hedges and interest rate swaps.

(4)	Sovereigns and supranational entities with one way collateral agreements in their favour.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Key points

•	Interest rate contracts: the reduction in notional was driven by continued participation in TriOptima tear up cycles partially offset by trading volume increases movements increased volatility. Fair values also decreased due to continued participation in TriOptima tear ups as well as the impact of a significant upward shift in the Euro and UK yields, partially offset by foreign exchange re-translation and the downward shift in US yields.

•	Exchange rate contracts: decreases in fair values were partially offset by the impact of the strengthening of the US dollar against the euro and Japanese yen as the portfolio was materially positioned to receive US dollar and pay euro and Japanese yen at year end 2015.

•	Credit derivatives. Credit compression cycles and the reduction of trading in the US asset-backed products business were the main drivers for the decrease in the notional and fair values.

•	Equity contract reductions driven by the run down and continued notional of the equities business to clients.

•	Net exposure at 31 December 2015 was two thirds of that a year ago decreasing by £5.4 billion to £12.6 billion reflecting bank strategy to reduce the scale of the investment bank.

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments (CVA) and other valuation reserves. CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures. For discussion of CVA methodology, refer to Financial instruments - valuation on page 300.

	2015	2014
	£m	£m
Credit valuation adjustments (CVA)	774	1,414

Other valuation reserves
- bid-offer	304	398
- funding valuation adjustment (FVA)	752	718
- product and deal specific	660	657
	1,716	1,773
Valuation reserves	2,490	3,187

The table below analyses CVA relating to counterparties by rating and sector.

	2015	2014
	£m	£m
Ratings
AAA	37	82
AA to AA+	66	67
A to AA-	49	78
BBB- to A-	293	401
Non-investment grade and unrated	329	786
	774	1,414
Counterparty
Banks	18	32
Other financial institutions	126	250
Corporate	470	938
Government	160	194
	774	1,414

Key points

•	CVA decreased over the period, driven by market movements, principally interest rates, reducing net uncollateralised derivative exposures, realised default losses and tear-ups during 2015.

•	Bid-offer reserve decreases were largely driven by risk reduction in CIB.

•	Other reserves were broadly unchanged, although FVA increased as a result of market movements during 2015.

Business review Capital and risk management
Credit risk: balance sheet analysis continued Derivatives: settlement basis and central counterparties
The table below analyses the derivative notional and fair value by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
	Traded on		Not settled		Traded on	Traded	Traded on	Traded
	recognised	Settled by central	by central		recognised	over the	recognised	over the
2015	exchanges	counterparties	counterparties	Total	exchanges	counter	exchanges	counter
	£bn	£bn	£bn	£bn	£m	£m	£m	£m
Interest rate	2,761	11,585	5,437	19,783	—	206,138	2	194,852
Exchange rate	23	—	3,679	3,702	—	54,938	—	58,243
Credit	—	—	67	67	—	909	—	840
Equity and commodity	1	—	17	18	1	558	44	752
Total	2,785	11,585	9,200	23,570	1	262,543	46	254,687

2014
Interest rate	2,383	18,452	6,482	27,317	5	269,540	5	259,887
Exchange rate	53	—	4,619	4,672	—	78,672	—	83,720
Credit	—	22	103	125	—	2,254	—	2,611
Equity and commodity	—	—	78	78	3	3,116	114	3,468
Total excluding Citizens	2,436	18,474	11,282	32,192	8	353,582	119	349,686
Citizens	—	—	17	17	—	402	—	144
Total	2,436	18,474	11,299	32,209	8	353,984	119	349,830

Credit derivatives

RBS trades credit derivatives to meet client needs and to mitigate its own credit risk. Credit derivative exposures relating to proprietary trading are minimal.

As part of its credit risk strategy to manage credit risk concentrations, RBS buys credit derivative products. The counterparties from which this protection is bought are subject to standard credit risk analysis. Eligibility criteria apply: credit protection bought from the same corporate group as the reference entity is not eligible in cases where double default under CRR article 153(3) applies. A summary of the notional principal amount of credit derivative transactions is detailed in the following table, split between protection bought for portfolio management purposes and that relating to intermediation in the credit derivative markets.

The table below analyses bought and sold protection.

By type	2015				2014
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Client-led trading/residual risk (1)	22.0	16.6	—	0.2	52.1	50.0	0.9	1.3
Credit hedging - banking book (2)	0.9	—	0.1	—	1.8	—	0.1	—
Credit hedging - trading book
- rates	15.3	9.5	(0.2)	(0.1)	14.1	6.1	0.2	0.3
- credit and mortgage markets	1.3	0.7	0.2	0.1	0.4	—	0.2	—
- other	0.4	—	—	—	0.5	—	—	—
	39.9	26.8	0.1	0.2	68.9	56.1	1.4	1.6

By use	2015				2014
	Notional		Fair value		Notional		Fair value
	CDS	TRS	CDS	TRS	CDS	TRS	CDS	TRS
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Credit portfolios - bought protection	0.9	—	0.1	—	1.8	—	0.1	—
Intermediations - bought protection	36.7	2.3	0.1	—	66.9	0.2	1.3	—
- sold protection	26.1	0.7	(0.1)	—	55.4	0.8	(1.7)	—
	63.7	3.0	0.1	—	124.1	1.0	(0.3)	—

Of which:	2015		2014
	Notional	Net exposure	Notional
	£bn	£bn	£bn
Monoline insurers	0.5	0.1	0.1
CDPCs	8.4	—	15.2

Notes:

(1)	Residual risk relates to legacy positions in Capital Resolution in 2014.

(2)	Credit hedging in the banking book principally relates to portfolio management in Capital Resolution.

Business review Capital and risk management

Market risk

Definition

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market-implied volatilities, that may lead to a reduction in earnings, economic value or both.

RBS is exposed to traded market risk through its trading activities and to non-traded market risk as a result of its banking activities. In many respects, it manages its traded and non-traded market risk exposures separately, largely in line with the regulatory definitions of the trading and non-trading books.

The following disclosures in this section are audited:

•	Traded market risk - Internal VaR

•	Non-traded market risk:

°	Interest rate risk VaR; VaR for selected AFS non-trading portfolios; Structured credit portfolio

°	Foreign exchange risk

Overview and key developments*

During 2015, RBS continued to align its business with bank strategy, with an impact on both traded and non-traded market risk. Overall, this resulted in a further reduction of risk, a notable driver of which was the exit from a significant part of US asset-backed product (ABP) trading in the first half of the year.

Following the restructuring of the CIB business in Q4 2015, the Market Risk function adjusted to the new structure and re-calibrated its market risk limits.

Value-at-risk (VaR) remained volatile, reflecting a number of geopolitical developments and macroeconomic factors, as detailed on page 243.

The increased market volatility and reduced liquidity were also the key drivers of the back-testing exceptions recorded by the VaR models of RBS plc and NatWest Plc. For more information, refer to page 243.

The completion of the disposal of Citizens during the year further reduced the non-traded market risk exposures arising mainly from its retail and commercial banking activities and Treasury portfolios.

Sources of risk*

Traded market risk

The majority of traded market risk exposure arises in CIB and Capital Resolution.

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

Other products are not transacted on an exchange. Of these over-the-counter transactions, those with standard terms may be cleared through central counterparties, while those that are more complex are settled directly with the counterparty and may give rise to counterparty credit risk. For more information on the management of counterparty credit risk, refer to the Credit risk section on page 193.

Non-traded market risk

The majority of RBS’s non-traded market risk exposure arises from retail and commercial banking activities in all franchises from assets and liabilities that are not classified as held for trading.

Non-traded market risk is largely managed in line with the following three key categories: interest rate risk; foreign exchange risk; and equity risk.

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products that have differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches in these characteristics can give rise to volatility in net interest income as interest rates vary.

NTIRR comprises four primary risk factors: repricing risk, yield curve risk, basis risk and optionality risk. For more information, refer to page 251.

Foreign exchange risk

Non-traded foreign exchange risk exposures arise from two main sources:

•	Structural foreign exchange risk - arising from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling; and

•	Transactional foreign exchange risk - arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Equity risk

Non-traded equity risk is the potential variation in income and reserves arising from changes in the values of non-trading book equity positions. Equity exposures may arise through strategic acquisitions, venture capital investments and certain restructuring arrangements.

Pension risk

Pension-related activities also give rise to market risk. Refer to pages 188 to 189 for more information on risk related to pensions.

*unaudited
240

Business review Capital and risk management

Market risk continued

Risk governance*

The Market Risk function is responsible for identifying, measuring, monitoring and controlling the market risk arising from both trading and non-trading activities.

For general information on risk governance, refer to the Risk governance section on page 144.

More specific information on the governance, management and measurement of traded and non-traded market risk is provided in each of the dedicated sections below.

Risk appetite*

RBS’s qualitative market risk appetite is set out in policy statements.

Its quantitative market risk appetite is expressed in terms of limits for the trading and non-trading activities that are consistent with business plans.

The Director of Market Risk cascades the limits further down the organisation as required. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limit framework at RBS level comprises VaR, stressed value-at-risk (SVaR) and sensitivity and stress limits (for more details on VaR and SVaR, refer to pages 241 to 246). The limit framework at trading unit level also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

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

For further information on risk appetite, refer to page 148.

Risk controls and assurance

For information on risk controls and assurance, refer to page 147.

Traded market risk

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

Risk monitoring*

Traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises market risk exposures against the limits set by the Executive Risk Forum is sent to the Chief Risk Officer and market risk managers across the function.

The market risk function also prepares daily risk reports that detail exposures against a more granular set of limits and triggers.

Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

A market risk update is also included in the RBS Risk Management Monthly Report provided to the Executive Committee, the Board Risk Committee and the Board. The update focuses on risk profiles relative to risk appetite; it also covers the key risks and trends, together with a discussion of relevant issues and market topics.

The reporting and updates facilitate frequent reviews and discussions of traded market risk exposures and related issues between the market risk functions, senior management and the front office.

Risk measurement

RBS uses a comprehensive set of methodologies and techniques to measure traded market risk.

The main measurement methods are VaR and SVaR. Risks that are not adequately captured by these model methodologies are captured by the risks not in VaR (RNIV) framework to ensure that RBS is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

The key inputs into these measurement methods are market data and sensitivities. Sensitivities refer to the changes in deal or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework.

*unaudited

Business review Capital and risk management

Market risk continued

These methods have been designed to capture correlation effects and allow RBS to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Value-at-risk*

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%. The VaR model is based on a historical simulation, utilising market data from the previous 500 days on an equally weighted basis.

The internal traded VaR model captures all trading book positions including those products approved by the regulator. For an explanation of the distinction between internal VaR and regulatory VaR, refer to page 248.

The internal VaR model captures the potential impact on the income statement of the following risk factors:

•	Interest rate risk - which arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

•	Credit spread risk - which arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised products and credit derivatives.

•	Currency risk - which arises from the impact of changes in currency rates and volatilities.

•	Equity risk - which arises from the impact of changes in equity prices, volatilities and dividend yields.

•	Commodity risk - which arises from the impact of changes in commodity prices and volatilities.

The following types of risk - which are components of the above-mentioned factors - are also considered:

•	Basis risk - which is the risk that imperfect correlation between two instruments in a hedging strategy creates the potential for excess gains or losses, thus adding risk to the position;

•	Prepayment risk - which is the risk associated with early unscheduled return of principal on a fixed rate security; and

•	Inflation risk - which is the risk of a decrease in the value of instruments as a result of changes in inflation rates and associated volatilities.

VaR limitations*

Historical VaR and RBS’s implementation of this risk measurement methodology have a number of known limitations, as summarised below, and VaR should be interpreted in light of these. RBS’s approach is to supplement VaR with other risk metrics that address these limitations to ensure appropriate coverage of all material market risks.

Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the past. The RBS model uses the previous 500 days of data; this period represents a balance between model responsiveness to recent shocks and risk factor data coverage.

The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as SVaR and stress testing.

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

Finally, volatile market conditions, such as those experienced in 2015, can lead to new risk factors emerging. RBS addresses this issue by using a combination of proxy risk factors and the RNIV framework to supplement the VaR model.

*unaudited

Business review Capital and risk management

Market risk continued

1-Day 99% traded internal VaR 2015

The table below analyses 1-day 99% internal VaR for RBS’s trading portfolios, segregated by type of market risk exposure.

	2015				2014
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	14.5	12.8	29.8	9.5	17.4	16.9	39.8	10.8
Credit spread	10.1	7.1	16.4	6.5	23.1	14.2	42.8	13.4
Currency	4.9	5.0	8.9	1.9	4.7	5.5	9.7	1.0
Equity	1.6	0.8	6.1	0.4	3.0	3.7	6.5	1.2
Commodity	0.4	0.5	2.2	0.2	0.6	0.4	2.5	0.3
Diversification (1)		(9.1)				(18.2)
Total	18.9	17.1	30.1	12.1	27.8	22.5	58.2	17.1

Note:

(1)	RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•	Total traded VaR decreased in 2015, falling by 24% on a period end basis and by 32% on an average basis. This reflected the continued alignment of the trading business with the bank’s strategic ambitions. A notable driver was the decrease in credit spread VaR reflecting the exit from a significant part of US asset-backed product (ABP) trading in the first half of 2015.

•	VaR remained volatile, reflecting developments in the eurozone periphery, evolving geopolitical risks - notably, developing tensions in the Middle East and in Russia and Ukraine - and a number of other macroeconomic factors. These included, but were not limited to, the Swiss central bank’s unexpected removal of the Swiss franc’s peg to the euro in January and growing concerns regarding economic slowdown in China.

Business review Capital and risk management

Market risk continued

VaR validation*

Quantitative analysis is used to:

•	Perform internal back-testing to complement the regulatory back-testing; and

•	Identify risks not adequately captured in VaR, and ensure that such risks are addressed via the RNIV framework (refer to page 246).

In addition, as part of ongoing risk management, any market or portfolio weaknesses that could become significant are identified.

The VaR model is also subject to independent reviews carried out by Model Risk Management (refer to page 147).

As well as being an important market risk measurement and control tool, the VaR model is also used to determine a significant component of the market risk capital requirement (refer to page 246 for more information on calculation of capital requirements). Therefore, it is subject to not only ongoing internal review and validation but also regulator-prescribed back-testing.

VaR back-testing*

The main approach employed to assess the ongoing performance of the VaR model is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical (Hypo) P&L.

The Actual P&L for a particular business day is the firm’s actual P&L for that day in respect of the trading activities within the scope of the firm’s regulatory VaR model, including any intraday activities, adjusted by stripping out fees and commissions, brokerage, and additions to and releases from reserves that are not directly related to market risk.

The Hypo P&L reflects the firm’s Actual P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Actual or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. RBS monitors both Actual and Hypo back-testing exceptions.

Back-testing at the legal entity level is performed and reported on 1-day 99% regulatory VaR. Back-testing at the franchise level and lower-level portfolios is performed on 1-day 99% internal VaR.

The graph below presents 1-day 99% regulatory VaR vs. Actual and Hypo P&L for RBS plc, RBS's largest legal entity by market risk RWAs and positions.

*unaudited

Business review Capital and risk management

Market risk continued

The table below shows regulatory back-testing exceptions for a period of 250 business days for 1-day 99% traded regulatory VaR vs. Actual and Hypo P&L for the legal entities approved by the PRA and De Nederlandsche Bank.

Description	Back-testing exceptions		Model
	Actual	Hypo	status
The Royal Bank of Scotland plc (1)	4	3	Green
National Westminster Bank Plc	9	7	Amber
RBS Securities Inc (RBSSI)	4	3	Green
RBS Financial Products Inc	—	—	Green
The Royal Bank of Scotland N.V.	3	3	Green

Note:

(1)	A waiver was obtained for the RBS plc exception (Actual and Hypo) on 22 June 2015 as it was considered to be of a technical nature. Therefore, this exception is not included in the table above.

Key points

•	Statistically RBS would expect to see back-testing exceptions 1% of the time over a period of 250 business days. From a capital requirement perspective, the PRA categorises a firm’s VaR model as green, amber or red. A green model status is consistent with a satisfactory VaR model and is achieved for models that have four or fewer exceptions in a continuous 250-day period. An amber model status suggests potential issues regarding the quality or accuracy of the model in question but no definitive conclusions.

•	Most of the back-testing exceptions experienced in the period were driven by the higher market volatility and reduced liquidity.

•	The exceptions in RBS plc resulted from losses in the Rates business due to the rates sell-off and steepening across the euro and sterling curves between May and August. In addition, the exception on 31 December 2015 was due to various valuation adjustments carried out at the year end to re-mark the prices of certain trades.

•	NatWest Plc experienced nine exceptions during the period. There is normally a back-to-back arrangement with RBS plc. However, on the dates when the exceptions occurred, the residual risk at end of the day resulted in the exceptions due to the business being adversely positioned to market moves.

•	The exceptions in RBSSI resulted from losses in the US Rates business due to adverse rate movements, losses on the sale of positions from Capital Resolution and the sell-down of residual equity positions as part of disposal strategy.

•	The exceptions in RBS N.V. were mainly due to market moves adversely affecting Chinese renminbi positions.

The table below shows internal back-testing exceptions for a period of 250 days for 1-day 99% traded internal VaR vs. Actual and Hypo P&L for major CIB businesses.

Description	Back-testing exceptions
	Actual	Hypo
Rates	—	2
Credit	2	4
Currencies	2	7
Securitised Products	1	1

Key points

•	As noted above, statistically RBS would expect to see back-testing exceptions 1% of the time over the 250-day period.

•	The top-level businesses presented in the table above are subject to quarterly review by the PRA. For these businesses, exceptions were noted during the period and analysis conducted as explained below.

•	The exceptions in the Rates business were driven by rates and volatility changes adversely affecting the desk.

•	The exceptions in the Credit business were mainly driven by mark-downs and by tightening of CDS spreads.

•	The exceptions in the Currencies business were mainly due to market moves adversely affecting spot and volatility foreign exchange positions.

•	The exception in the Securitised Products business was due to a loan re-mark.

Business review Capital and risk management

Market risk continued

Stressed VaR (SVaR)*

As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 250-day period from 1 January 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. For the purposes of both internal risk management and regulatory SVaR calculation, a time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions, including not only those products, locations and legal entities approved by the regulator.

10-day 99% trading internal SVaR*

	2015	2014
	£m	£m
Total RBS	145	194

Key point

•	The 25% decline in SVaR was consistent with the decrease in VaR and was primarily driven by the exit from US ABP trading.

Risks not in VaR (RNIVs)*

The RNIV approach is used for market risks that are insufficiently captured by the VaR and SVaR model methodologies, for example due to a lack of suitable historical data. The RNIV framework has been developed to quantify these market risks and to ensure that RBS holds adequate capital.

The need for an RNIV calculation is typically identified in one of the following two circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager assesses that the associated risk is not adequately captured by the VaR model; or (ii) as a result of a recommendation made by Model Risk Management or the model validation team when reviewing the VaR model.

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

RBS adopts two approaches for the quantification of RNIVs:

•	A VaR/SVaR approach. Under this approach, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•	A stress-scenario approach. Under this approach, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number - the stress-based RNIV value.

For each legal entity covered by the PRA VaR approval (refer to Regulatory VaR), RNIV amounts are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stress-based RNIV. In each of these categories, potential diversification benefits between RNIVs are ignored.

The most material categories of RNIV are proxied sensitivities or risk factors, missing basis risks and static pricing parameters.

RNIVs that are related specifically to instruments that have level 3 valuation hierarchy assumptions (refer to page 307) are mainly included in the following categories: proxied sensitivities or risk factors, higher-order sensitivity terms, and static pricing parameters.

*unaudited

Business review Capital and risk management

Market risk continued

The table below analyses capital requirements related to RNIVs.
	2015	2014
	£m	£m
Risks not in VaR	39	57
Risks not in SVaR	66	79
Stress-based RNIV	116	183
	221	319

Key point

•	The total RNIV charge fell by 31% year on year, primarily in stress-based RNIV reflecting ongoing improvements in the capture of risks in the RNIV framework.

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

Historical stress testing is a measure that is used for internal management. Using the historical simulation framework used for VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the market risk limit framework and their results are reported daily to senior management

Macroeconomic stress tests are carried out periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the Board. The cross-risk capital planning process is conducted twice a year, in April/May and October/November, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by the firm.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, relevant scenarios are reported to senior management.

Economic capital*

The market risk economic capital framework uses models to calculate the market and default risk in the trading book which are aligned with other models that are used for limit setting and market risk management. The results are annualised to be consistent with the other economic capital models to permit consolidation of all risk types as part of the RBS-wide economic capital programme.

Market risk regulatory capital*

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

RBS uses two broad methodologies to calculate its market risk capital charge: (i) the non-modelled approach, whereby regulator-prescribed rules are applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

The internal model approach is used to calculate about 78% (2014 - 76%) of RBS’s market risk capital charge.

VaR and SVaR capture general and specific risks but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives. For these risks, two product-dependent approaches are used:

•	The incremental risk charge (IRC) model captures risks arising from rating migration and default events for the more liquid traded credit instruments and their derivatives.

•	Securitisation and re-securitisation risks in the trading book are treated with the non-trading book non-modelled capitalisation approach.

*unaudited

Business review Capital and risk management

Market risk continued

Market risk RWAs by legal entity and by regulatory approach

Market risk RWAs of £21 billion and minimum capital requirement of £1.7 billion are composed as presented below.

Regulatory VaR

RBS’s VaR model has been approved by the PRA to calculate its regulatory market risk capital requirement for the trading book for those legal entities under its jurisdiction. These legal entities are RBS plc, NatWest Plc, RBS Securities Inc and RBS Financial Products Inc.

While internal VaR provides a measure of the economic risk, regulatory VaR is one of the measures of regulatory capital requirements by legal entity.

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

Regulatory SVaR*

RBS’s SVaR model has also been approved by the PRA for use in the capital requirement calculation. The distinction between regulatory SVaR and internal SVaR is the same as that between regulatory VaR and internal VaR.

Risks not in VaR

As discussed earlier, RBS has an established RNIV framework that ensures that the risks not captured in VaR are adequately covered by its capital.

Incremental risk charge (IRC)*

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) that are held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. Following the internal ratings-based approach for credit risk, the IRC is calculated over a one-year capital horizon with a 99.9% confidence level. The dependency of positions is modelled using a single-factor Gaussian copula.

The IRC is mainly driven by three-month credit rating transition, default and correlation parameters. The portfolio impact of correlated defaults and rating changes is assessed by observing changes in the market value of positions using stressed recovery rates and modelled credit spread changes. Revaluation matrices are used to capture any non-linear behaviour.

*unaudited

Business review Capital and risk management

Market risk continued

Market risk capital*

Minimum capital requirements

The following table analyses RBS’s total market risk minimum capital requirement at 31 December 2015, calculated in accordance with the Capital Requirements Regulation (CRR); this represents 8% of the corresponding RWA amount, £21 billion. It comprises a number of regulatory capital requirements split into two categories: (i) the non-modelled position risk requirement (PRR) of £377 million, which has several components; and (ii) the Pillar 1 model-based PRR of £1.3 billion, which comprises several modelled charges.

	2015	2014
	£m	£m
Interest rate position risk requirement	85	116
Equity position risk requirement	1	1
Option position risk requirement	6	7
Commodity position risk requirement	—	2
Foreign currency position risk requirement	155	63
Specific interest rate risk of securitisation positions	130	270
Total (non-modelled approach)	377	459
Pillar 1 model based position risk requirement	1,323	1,458
Total market risk minimum capital requirement	1,700	1,917

The following table analyses the principal contributors to the Pillar 1 model-based PRR presented in the previous table.

	2015				2014
	Average	Maximum	Minimum	Period end	Period end
	£m	£m	£m	£m	£m
Value-at-risk	359	400	319	377	329
Stressed VaR	512	556	477	477	511
Incremental risk charge	276	348	248	248	299
Risks not in VaR	261	319	221	221	319
				1,323	1,458

Key points

•	RBS’s total market risk minimum capital requirement fell in 2015, driven by decreases in both the non-modelled component and the overall Pillar 1 model-based component.

•	The decrease in the non-modelled PRR was largely driven by a decline in trading book securitisations as a result of asset disposals, in line with the wind-down of the US ABP business. This was partially offset by an increase in the foreign currency PRR, reflecting the sale of Citizens, which led to an increase in the US dollar capital position.

•	Overall, the Pillar 1 model-based PRR decreased by 9% during 2015, primarily driven by reductions in the IRC and the RNIV charge, offset partly by an increase in the VaR charge.

•	The IRC fell by 17%, driven by a reduction in investment grade corporate bond inventory for the US business, in line with risk reduction strategy. In addition, the European market-making business slightly reduced its shorter-dated exposure to the eurozone periphery. The IRC figures presented in the table above differ from those in the table on the following page for the reasons explained in the note to that table. The average liquidity horizon by position at the year end was 3.2 months (2014 - 3.3 months).

•	The decline in the RNIV charge is explained on page 247.

•	The SVaR charge fell by 7%, reflecting risk reduction in RBS NV, in line with strategy, and risk reduction in the US Rates and ABP businesses.

•	The VaR charge increased by 15%, driven by risk increases across the Rates business, primarily related to the European and US swap portfolios and the US options business.

*unaudited

Business review Capital and risk management
Market risk continued IRC by rating and product category
The following table analyses the IRC by rating and product.
	Internal ratings (1)
2015	AAA	AA	A	BBB	BB	B	CCC	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Product categories
Cash - asset-backed securities	—	—	—	—	0.2	—	—	0.2
Cash - regular	16.1	17.5	82.7	74.1	48.8	0.5	3.1	242.8
Derivatives - credit	(0.1)	(8.5)	3.9	(20.1)	(8.2)	(3.4)	(3.4)	(39.8)
Derivatives - interest rate	(0.7)	1.8	1.6	(18.0)	(1.0)	0.3	—	(16.0)
Total	15.3	10.8	88.2	36.0	39.8	(2.6)	(0.3)	187.2

2014
Product categories
Cash - asset-backed securities	1.6	—	0.2	0.3	(1.6)	0.6	—	1.1
Cash - regular	36.3	49.4	71.0	67.0	53.4	3.5	2.3	282.9
Derivatives - credit	(3.9)	(11.8)	4.4	3.2	(19.1)	0.8	(0.3)	(26.7)
Derivatives - interest rate	(10.0)	(1.4)	0.2	1.5	1.2	—	—	(8.5)
Other	0.8	—	—	—	—	—	—	0.8
Total	24.8	36.2	75.8	72.0	33.9	4.9	2.0	249.6

Notes:

(1)	Based on an assessment of S&P, Moody’s and Fitch ratings, where available, or on RBS’s internal master grading scale.

(2)	The figures presented are based on the spot IRC charge at 31 December 2015 and will therefore not agree with the IRC position risk requirement, as this is based on the 60-day average. The figures presented above are in capital terms.

(3)	The IRC figures by product category presented above are based on an internal allocation and do not constitute standalone position risk requirements.

Key point

•	Spot IRC capital fell £62.4 million or 25% year on year, for the same reasons noted on the previous page for the IRC PRR.

Securitisation positions in the trading book
The following table shows the capital requirement for trading book securitisation positions by rating.

	Ratings (1)
					Non			Non-
					investment			modelled
	AAA	AA	A	BBB	grade	Unrated	Total (1,2)	PRR (3)
2015	£m	£m	£m	£m	£m	£m	£m	%
Trading book securitisation charge	1.1	0.2	0.6	4.3	81.4	42.8	130.4	0.7

2014
Trading book securitisation charge	3.9	1.0	4.1	22.1	148.9	90.3	270.3	10.0

Notes:

(1)	Based on S&P ratings.

(2)	Includes both long and short positions.

(3)	Percentage of total non-modelled position risk requirement.

(4)	There were no capital deductions in 2014 or 2015.

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

Model validation*

RBS uses a variety of models to manage and measure market risk. These include pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both RBS-level and lower-level functions and are subject to independent review and sign-off.

For general information on the independent model validation carried out by Model Risk Management (MRM), which applies also to market risk models (including VaR), refer to page 147. Additional details relating to pricing and market risk models are presented below.

Pricing models

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

The review process comprises the following steps:

•	The committees prioritise models for review by MRM, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•	MRM quantifies the model risk by comparing front office model outputs with those of alternative models independently developed by MRM.

•	The sensitivities derived from the pricing models are validated.

•	The conclusions of the review are used by MRM to inform risk limits and by Finance to inform model reserves.

Risk models

All model changes are approved through model governance committees at franchise level. Changes to existing models that have an impact on VaR exceeding 5% at legal entity level or 15% at a major business level are also subject to MRM review and sign-off as are all model changes that require regulator approval before implementation.

MRM’s independent oversight provides additional assurance that RBS holds appropriate capital for the market risk to which it is exposed.

In addition to MRM’s independent oversight, the model testing team monitors the model performance for market risk through back-testing, which is discussed in more detail on page 244, and other processes.

Non-traded market risk

Risk governance

RBS manages the three key categories of non-traded market risk separately. The categories are: non-traded interest rate risk; non-traded foreign exchange risk; and non-traded equity risk.

The Chief Risk Officer delegates responsibility for day-to-day control of non-traded market risk to the Director of Market Risk.

Non-traded market risk positions are reported to the ALCo and the Board, monthly in the case of interest rate risk and quarterly in the case of foreign exchange and equity risk.

The Executive Risk Forum (ERF) approves the non-traded market risk framework. The non-traded market risk policy statement sets out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

The key models used for managing non-traded market risk benefit from the validation process described on this page.

Risk assessment, monitoring and mitigation

Interest rate risk*

Non-traded interest rate risk (NTIRR) factors are grouped into the following categories:

•	Repricing risk - which arises when asset and liability positions either mature (in the case of fixed-rate positions) or their interest rates reset (in the case of floating-rate positions) at different dates. These mismatches may give rise to net interest income and economic value volatility as interest rates vary.

•	Yield curve risk - which arises from unanticipated changes in the shape of the yield curve, such that rates at different maturity points may move differently. Such movements may give rise to interest income and economic value volatility.

•	The two risk factors above incorporate the duration risk arising from the reinvestment of maturing swaps hedging net free reserves (or net exposure to equity and other low fixed-rate or non-interest-bearing liability balances including, but not limited to, current accounts).

*unaudited

Business review Capital and risk management

Market risk continued

•	Basis risk - which arises when related instruments with the same tenor are valued using different reference yield curves. Changes in the spread between the different reference curves can result in unexpected changes in the valuation of or income difference between assets, liabilities or derivative instruments. This occurs, for example, in the retail and commercial portfolios, when products valued on the basis of the Bank of England base rate are funded with LIBOR-linked instruments.

•	Optionality risk - which arises when customers have the right to terminate, prepay or otherwise alter a transaction without penalty, resulting in a change in the timing or magnitude of the cash flows of an asset, liability or off-balance sheet instrument.

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

This task is primarily carried out by Treasury, to which all businesses except CIB transfer most of their NTIRR. The main exposures and limit utilisations are reported to the ALCo and the Board monthly.

Foreign exchange risk

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by Treasury to predefined risk appetite levels under delegated authority from the ALCo. Treasury seeks to limit the potential volatility impact on RBS’s Common Equity Tier 1 (CET1) ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals RBS’s CET1 ratio. The sensitivity of the CET1 capital ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly.

Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS policy.

Equity risk

Non-traded equity risk is the potential variation in the income and reserves arising from changes in non-trading book equity valuations. Any such risk is identified prior to any investments and then mitigated through a framework of controls.

Investments, acquisitions or disposals of a strategic nature are referred to RBS’s Acquisitions and Disposals Committee (ADCo). Once approved by ADCo for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive Officer, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature, such as customer restructurings, are taken by authorised persons with delegated authority under the credit approval framework.

Risk measurement

Interest rate risk*

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

These two approaches provide different yet complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the NII sensitivity approach incorporate business assumptions and simulated modifications in customer behaviour as interest rates change. In contrast, the VaR approach assumes static underlying positions and therefore does not provide a dynamic measurement of interest rate risk. In addition, while the NII sensitivity calculations are measured to a 12 month horizon and thus provide a shorter-term view of the risks on the balance sheet, the VaR approach can identify risks not captured in the sensitivity analysis, in particular the impact of duration and repricing risk on earnings beyond 12 months.

Value-at-risk*

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

*unaudited

Business review Capital and risk management

Market risk continued

The table below shows the NTIRR VaR for RBS’s retail and commercial banking activities at a 99% confidence level together with a currency analysis of period end VaR. It captures the risk resulting from mismatches in the repricing dates of assets and liabilities. This includes any mismatch between structural hedges and stable non and low interest bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2015 - excluding Citizens	17	10	25	9
2015 - Citizens	5	—	16	—
2015 - Total	18	10	25	10
2014 - excluding Citizens	38	17	60	17
2014 - Citizens	20	11	42	8
2014 - Total	50	23	79	23

		2014
	2015	Excluding Citizens	Citizens	Total
Period end VaR	£m	£m	£m	£m
Euro	3	2	—	2
Sterling	5	12	—	12
US dollar	5	16	11	27
Other	4	3	—	3

Key points

•	Average interest rate VaR was lower in 2015 as RBS steered its structural interest rate exposure more closely to the neutral duration prescribed by its internal risk management policy.

•	The main movements by currency in 2015 related to US dollar and sterling VaR, reflecting the disposal of Citizens and the risk management activity described above.

•	These movements remained well within RBS’s approved market risk appetite.

Business review Capital and risk management

Market risk continued

Sensitivity of net interest income*

Earnings sensitivity to rate movements is derived from a central forecast over a 12 month period. A simplified scenario is shown based on the period-end balance sheet assuming that non-interest rate variables remain constant. Market implied forward rates are used to generate a base case earnings forecast, which is then subjected to interest rate shocks. The variance between the central forecast and the shock gives an indication of underlying sensitivity to interest rate movements.

The following table shows the sensitivity of net interest income, over the next 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. The main driver of earnings sensitivity relates to interest rate pass-through assumptions on customer products. The scenario also captures the impact of the reinvestment of maturing structural hedges at higher or lower rates than the base case earnings sensitivity and mismatches in the re-pricing dates of loans and deposits.

The reported sensitivities will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance. The sensitivities do not capture potential management responses to sudden changes in the interest rate environment.

	Euro	Sterling	US dollar	Other	Total
2015	£m	£m	£m	£m	£m
+ 25 basis point shift in yield curves	(6)	48	25	1	68
− 25 basis point shift in yield curves	(7)	(66)	(24)	1	(96)
+ 100 basis point shift in yield curves	(17)	385	94	7	469
− 100 basis point shift in yield curves	(7)	(345)	(79)	2	(429)

2014 - Excluding Citizens
+ 100 basis point shift in yield curves	(28)	347	60	(17)	362
− 100 basis point shift in yield curves	(34)	(298)	(2)	(12)	(346)

2014 - Citizens
+ 100 basis point shift in yield curves	—	—	154	—	154
− 100 basis point shift in yield curves	—	—	(85)	—	(85)

2014 - Total
+ 100 basis point shift in yield curves	(28)	347	214	(17)	516
− 100 basis point shift in yield curves	(34)	(298)	(87)	(12)	(431)

Key points

•	Interest rate exposure remains asset sensitive, so that rising rates will have a positive impact on net interest income.

•	Assumptions relating to customer pricing are kept under review and may vary at different levels of interest rates. As a result, the increase in sensitivity between a 25 basis point rate rise and a 100 basis point rate rise is not linear.

•	Changes in pricing strategies and increased hedging of customer deposits are the key actions in retail and commercial banking that may reduce the interest rate sensitivity.

*unaudited

Business review Capital and risk management

Market risk continued

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

Product hedging*

Product structural hedges are used to minimise the volatility on earnings related to specific products, primarily customer deposits. The balances are primarily hedged with medium-term interest rate swaps, so that reported income is less sensitive to movements in short-term interest rates. The size and term of the hedge are based on the stability of the underlying portfolio.

The table below shows the impact on net interest income associated with product hedges managed by Treasury. These relate to the main UK banking businesses except Private Banking and RBSI. Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve after hedging the net interest rate exposure of the bank externally. This internal allocation has been developed over time alongside the bank’s external hedging programme and provides a basis for stable income attribution to the product and equity hedges.

Net interest income - impact of structural hedging
	2015	2014
	£m	£m

UK Personal Business Banking	373	351
Commercial Banking	256	231
Capital Resolution	21	24
Williams & Glyn	45	42
Total product hedges	695	648

Key points

•	The incremental impact of product hedges on net interest income above 3 month LIBOR remained positive in 2015. The notional size of the hedge increased from £64 billion in 2014 to £72 billion, split by business broadly in line with the proportion of income as shown above. During the year, interest rates remained at or close to historical low levels, as a result of which the average book yield (including 3 month LIBOR) fell from 1.54% to 1.48%. This reflects the impact of maturing hedges being reinvested at lower rates and new hedges added during the year at prevailing market rates.

•	At 31 December 2015, the equivalent yield available in the market was 1.45% compared with 1.34% one year previously.

*unaudited

Business review Capital and risk management

Market risk continued

Equity hedging*

Equity structural hedges are used to minimise the volatility on earnings arising from returns on equity. The hedges managed by Treasury relate mainly to the UK banking businesses (PBB and CPB) and contributed £0.7 billion to these businesses in 2015 (2014 - £0.8 billion), which is an incremental benefit relative to short-term wholesale cash rates. The year-on-year fall in yield mainly results from reinvestment of maturing hedges at lower rates. The size of the hedge was unchanged from 2014 at £41 billion in 2015.

Sensitivity of available-for-sale and cashflow hedging reserves to interest rate movements*

The table below shows the estimated sensitivity of equity reserves to interest rate movements, on a pre-tax basis. The scenarios shown are simplified scenarios in which all rates across the yield curve have been moved up or down instantaneously by 25 basis points and 100 basis points and taxation effects have not been estimated. In this analysis, interest rates have not been floored at zero. Note that a movement in the AFS reserve would have an impact on CET1 capital but a movement in the cash flow hedge reserve would not be expected to do so. Volatility in both reserves affects tangible net asset value.

	+25 basis points	-25 basis points	+100 basis points	-100 basis points
2015	£m	£m	£m	£m
Available-for-sale reserve	(63)	63	(255)	255
Cashflow hedge reserve	(462)	467	(1,817)	1,896
Total	(525)	530	(2,072)	2,151

Key point

•	The impact of interest rate shifts on cashflow hedge reserves is broadly symmetrical. The slight asymmetry reflects the changing sensitivity of derivative valuations to the same interest rate shock at differing levels of interest rates (i.e. convexity).

*unaudited

Business review Capital and risk management
Market risk continued Foreign exchange risk
The table below shows structural foreign currency exposures.

	Net assets of	Non-	Net assets of	Net	Structural foreign		Residual structural
	overseas	controlling	overseas operations	investment	currency exposures	Economic	foreign currency
	operations	interests	excluding NCI (1)	hedges	pre-economic hedges	hedges (2)	exposures
2015	£m	£m	£m	£m	£m	£m	£m
US dollar	1,172	—	1,172	(134)	1,038	(1,038)	—
Euro	6,562	(127)	6,435	(573)	5,862	(1,963)	3,899
Other non-sterling	3,599	(524)	3,075	(2,364)	711	—	711
	11,333	(651)	10,682	(3,071)	7,611	(3,001)	4,610

2014
US dollar - excluding Citizens	3,534	—	3,534	(1,316)	2,218	(2,218)	—
US dollar - Citizens	7,868	(2,321)	5,547	(2,367)	3,180	(1,816)	1,364
US dollar - total including Citizens	11,402	(2,321)	9,081	(3,683)	5,398	(4,034)	1,364
Euro	5,674	(39)	5,635	(192)	5,443	(2,081)	3,362
Other non-sterling	4,178	(456)	3,722	(2,930)	792	—	792
	21,254	(2,816)	18,438	(6,805)	11,633	(6,115)	5,518

Notes:

(1)	Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity, which consisted mainly of Citizens in US dollar in 2014.

(2)	Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

Key points

•	Structural foreign currency exposure at 31 December 2015 was £7.6 billion and £4.6 billion before and after economic hedges respectively, £4.0 billion and £0.9 billion lower than at 31 December 2014.

•	The disposal of Citizens contributed significantly to:

°	The £9.9 billion decline in net assets of overseas operations;

°	The £2.2 billion decline in non-controlling interests; and

°	The £3.7 billion decline in net investment hedges.

•	Economic hedges decreased by £3.1 billion due to the decrease in US dollar net assets.

•	Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.4 billion in equity, respectively (2014 - £0.6 billion).

Equity risk

Equity positions are carried at fair value on the balance sheet based on available market prices where possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below shows the balance sheet carrying value of non-traded book equity positions.

		Excluding Citizens	Citizens
	2015	2014	2014	2014
	£m	£m	£m	£m
Exchange-traded equity	25	127	5	132
Private equity	534	544	—	544
Other	136	115	566	681
	695	786	571	1,357

The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares.

		Excluding Citizens	Citizens
	2015	2014	2014	2014
	£m	£m	£m	£m
Net realised gains arising from disposals	60	111	—	111
Unrealised gains included in Tier 1 or Tier 2 capital	301	197	2	199

Note:

(1)	Includes gains or losses on available-for-sale instruments only.

Gains on equity securities designated at fair value through profit or loss but not held for trading purposes were £367 million for 2015 (2014 - gains of £222 million).

Business review Capital and risk management

Market risk continued

VaR for non-trading book (primarily CIB and Capital Resolution)*

Non-trading books in CIB and Capital Resolution, other than the structured credit portfolio, do not typically form part of the structural interest rate framework due to the short-term nature of the interest rate risks they carry. They are therefore monitored and managed through the same framework and using the same metrics as portfolios in the trading book.

	2015				2014
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	1.8	0.9	3.5	0.9	2.7	2.7	6.8	1.1
Credit spread	1.0	0.4	2.8	0.1	3.6	2.4	5.4	2.4
Currency	0.2	0.2	2.1	—	0.5	0.4	1.1	0.1
Equity	0.3	0.5	0.9	0.2	0.7	0.8	1.2	—
Diversification (1)		(1.0)				(2.5)
Total	2.1	1.0	3.8	0.9	4.6	3.8	7.1	3.0

Notes:

(1)	RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

(2)	The table above excludes the structured credit portfolio and loans and receivables.

Key point

•	The average VaR for the non-trading book, predominantly comprising available-for-sale portfolios, was £2.1 million during 2015 compared with £4.6 million in 2014. This was largely driven by a decline in the credit spread VaR as a result of (i) Capital Resolution run-down, and (ii) the transfer of collateral and money market non-trading books into Treasury.

*unaudited

Business review Capital and risk management

Market risk continued

VaR for non-trading book (Treasury)*

The interest rate risk and credit spread risk in Treasury arise primarily from portfolios held for liquidity and collateral management purposes.  Credit spread risk is the risk arising from the volatility in the spread between bond and swap rates and arises mainly from those non-trading book debt securities that are accounted at fair value. This risk is reflected through changes in the portfolio valuation and is recognised in capital through available-for-sale (AFS) reserves.

The table below shows the interest rate and credit spread VaR relating to these exposures.

2015
£m
Interest rate	2.5
Credit spread	30.6

Note:

(1)	Interest rate exposure managed outside the structural interest rate exposure process.

Structured credit portfolio

The structured credit portfolio is measured on a notional and fair value basis due to its illiquid nature. Notional and fair value decreased to £39 million and £49 million respectively (2014 - £0.4 billion and £0.3 billion), reflecting the sale of underlying assets, primarily collateralised loan obligations, in line with Capital Resolution strategy.

Calculation of regulatory capital*

RBS holds capital for two types of non-traded market risk exposures: NTIRR and non-trading book foreign exchange.

Capital for NTIRR is captured under the Pillar 2A process. This is calculated by considering the potential impact on RBS’s economic value over a one year horizon. The four main sources of NTIRR - repricing, yield curve, basis and optionality risks - are captured in the calculation.

Pillar 1 capital must be held for non-trading book foreign exchange exposures, as outlined under CRR Articles 455 and 92(3)c. Structural foreign exchange exposures are excluded from the calculations as outlined under CRR Article 352(2); such exposures are considered under Pillar 2A.

Non-traded equity risk is captured in credit risk RWAs.

The capital calculations under ICAAP are also used for economic capital purposes.

*unaudited

Business review Capital and risk management
Market risk continued Linkage to balance sheet*
The table below analyses RBS’s balance sheet by trading and non-trading business.

	2015			2014
		Trading	Non-trading		Trading	Non-trading
	Total	business (1)	business (2)	Total	business (1)	business (2)
	£bn	£bn	£bn	£bn	£bn	£bn	Primary risk factor
Assets
Cash and balances at central banks	79.9	—	79.9	75.5	—	75.5	Interest rate
Net loans and advances to banks	19.0	11.2	7.8	24.8	11.2	13.6	Interest rate
Net loans and advances to customers	308.0	17.4	290.6	394.8	23.2	371.6	Interest rate
Reverse repos	39.9	38.6	1.3	64.7	61.1	3.6	Interest rate
Debt securities	82.5	35.9	46.6	101.9	49.3	52.6	Interest rate, credit spreads
Equity shares	1.4	0.7	0.7	6.2	4.9	1.3	Equities
Derivatives	262.5	260.0	2.5	354.0	350.1	3.9	Interest rate, credit spreads
Settlement balances	4.1	3.9	0.2	4.7	4.7	—	Settlement risk
Other assets	18.1	—	18.1	24.4	—	24.4
Total assets	815.4	367.7	447.7	1,051.0	504.5	546.5

Liabilities
Deposits by banks	28.1	20.0	8.1	40.9	25.5	15.4	Interest rate
Customer deposits	346.0	11.4	334.6	414.9	14.2	400.7	Interest rate
Repos	37.4	35.2	2.2	64.6	60.0	4.6	Interest rate
Debt securities in issue	31.1	7.1	24.0	51.9	12.4	39.5	Interest rate
Settlement balances	3.4	3.3	0.1	4.5	4.5	—	Settlement risk
Short positions	20.8	20.8	—	23.0	23.0	—	Interest rate, credit spreads
Derivatives	254.7	252.4	2.3	350.0	346.9	3.1	Interest rate, credit spreads
Subordinated liabilities	19.8	—	19.8	23.1	—	23.1	Interest rate
Other liabilities	20.0	—	20.0	19.4	—	19.4
Total liabilities	761.3	350.2	411.1	992.3	486.5	505.8

Notes:

(1)	Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by RBS to measure market risk are detailed under traded market risk measurement on page 241.

(2)	Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations. For more information refer to pages 251 to 258.

(3)	Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

*unaudited

Financial statements
Report of Independent Registered Public Accounting Firm		262
Consolidated income statement		263
Consolidated statement of comprehensive income		264
Consolidated balance sheet		265
Consolidated statement of changes in equity		266
Consolidated cash flow statement		269
Accounting policies		270
Notes on the consolidated accounts
1	Net interest income	284
2	Non-interest income	284
3	Operating expenses	285
4	Pensions	289
5	Auditor’s remuneration	294
6	Tax	295
7	Earnings per ordinary share	296
8	Financial instruments - classification	297
9	Financial instruments - valuation	300
10	Financial instruments - maturity analysis	310
11	Financial assets - impairments	312
12	Derivatives	313
13	Debt securities	315
14	Equity shares	316
15	Intangible assets	317
16	Property, plant and equipment	318
17	Prepayments, accrued income and other assets	319
18	Discontinued operations and assets and liabilities of disposal groups	320
19	Short positions	321
20	Provisions, accruals and other liabilities	322
21	Deferred tax	324
22	Subordinated liabilities	326
23	Non-controlling interests	328
24	Share capital	328
25	Other equity	331
26	Leases	332
27	Structured entities	333
28	Asset transfers	334
29	Capital resources	335
30	Memorandum items	336
31	Net cash flow from operating activities	350
32	Analysis of the net investment in business interests and intangible assets	350
33	Interest received and paid	351
34	Analysis of changes in financing during the year	351
35	Analysis of cash and cash equivalents	351
36	Segmental analysis	352
37	Directors’ and key management remuneration	357
38	Transactions with directors and key management	357
39	Related parties	358
40	Post balance sheet events	358
361	Consolidating financial information	359

Report of Independent Registered Public Accounting Firm to the members of

The Royal Bank of Scotland Group plc

We have audited the accompanying consolidated balance sheets of The Royal Bank of Scotland Group plc and its subsidiaries (together "the Group") as at 31 December 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2015, the accounting policies and the notes 1 to 41 and the information identified as ‘audited’ in the Capital and risk management section of the Business review (“financial statements”). These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

Note 41 to the financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as at 31 December 2015 based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 25 February 2016 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte LLP

London, United Kingdom

25 February 2016 (24 March 2016 for the consolidating financial information in Note 41)

Consolidated income statement for the year ended 31 December 2015

	Note	2015	2014	2013
		£m	£m	£m
Interest receivable		11,925	13,079	14,488
Interest payable		(3,158)	(3,821)	(5,471)
Net interest income	1	8,767	9,258	9,017
Fees and commissions receivable		3,742	4,414	4,678
Fees and commissions payable		(809)	(875)	(923)
Income from trading activities		1,060	1,285	2,571
(Loss)/gain on redemption of own debt		(263)	20	175
Other operating income		426	1,048	1,219
Non-interest income	2	4,156	5,892	7,720
Total income		12,923	15,150	16,737
Staff costs		(5,726)	(5,757)	(6,086)
Premises and equipment		(1,827)	(2,081)	(2,038)
Other administrative expenses		(6,288)	(4,568)	(6,692)
Depreciation and amortisation		(1,180)	(930)	(1,247)
Write down of goodwill and other intangible assets		(1,332)	(523)	(1,403)
Operating expenses	3	(16,353)	(13,859)	(17,466)
(Loss)/profit before impairment losses		(3,430)	1,291	(729)
Impairment releases/(losses)	11	727	1,352	(8,120)
Operating (loss)/profit before tax		(2,703)	2,643	(8,849)
Tax charge	6	(23)	(1,909)	(186)
(Loss)/profit from continuing operations		(2,726)	734	(9,035)
Profit/(loss) from discontinued operations, net of tax	18	1,541	(3,445)	558
Loss for the year		(1,185)	(2,711)	(8,477)

Attributable to:
Non-controlling interests		409	60	120
Preference shareholders		297	330	349
Paid-in equity holders		88	49	49
Dividend access share	7	—	320	—
Ordinary shareholders		(1,979)	(3,470)	(8,995)
		(1,185)	(2,711)	(8,477)

Per ordinary share
Basic and diluted (loss)/earnings from continuing operations	7	(27.7p)	0.5p	(85.0p)

Basic and diluted loss from continuing and discontinued operations	7	(17.2p)	(30.6p)	(80.3p)

The accompanying notes on pages 284 to 365, the accounting policies on pages 270 to 283 and the audited sections of the Business review: Capital and risk management on pages 142 to 260 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2015

	2015	2014*	2013*
	£m	£m	£m
Loss for the year	(1,185)	(2,711)	(8,477)
Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	(73)	(1,857)	392
Tax	306	314	(237)
	233	(1,543)	155

Items that do qualify for reclassification
Available-for-sale financial assets	44	807	(406)
Cash flow hedges	(700)	1,413	(2,291)
Currency translation	(1,181)	307	(229)
Tax	108	(455)	1,014
	(1,729)	2,072	(1,912)
Other comprehensive (loss)/income after tax	(1,496)	529	(1,757)
Total comprehensive loss for the year	(2,681)	(2,182)	(10,234)

Attributable to:
Non-controlling interests	370	246	137
Preference shareholders	297	330	349
Paid-in equity holders	88	49	49
Dividend access share	—	320	—
Ordinary shareholders	(3,436)	(3,127)	(10,769)
	(2,681)	(2,182)	(10,234)
*Restated - refer to page 270 for further details.

The accompanying notes on pages 283 to 364, the accounting policies on pages 270 to 283 and the audited sections of the Business review: Capital and risk management on pages 142 to 260 form an integral part of these financial statements.

Consolidated balance sheet as at 31 December 2015

	Note	2015	2014*
		£m	£m
Assets
Cash and balances at central banks	8	79,404	74,872
Loans and advances to banks	8	30,646	43,735
Loans and advances to customers	8	333,892	378,238
Debt securities subject to repurchase agreements	28	20,224	23,048
Other debt securities		61,873	63,601
Debt securities	13	82,097	86,649
Equity shares	14	1,361	5,635
Settlement balances		4,116	4,667
Derivatives	12	262,514	353,590
Intangible assets	15	6,537	7,781
Property, plant and equipment	16	4,482	6,167
Deferred tax	21	2,631	1,911
Prepayments, accrued income and other assets	17	4,242	5,763
Assets of disposal groups	18	3,486	82,011
Total assets		815,408	1,051,019

Liabilities
Deposits by banks	8	38,296	60,665
Customer accounts	8	370,298	391,639
Debt securities in issue	8	31,150	50,280
Settlement balances		3,390	4,503
Short positions	19	20,809	23,029
Derivatives	12	254,705	349,805
Provisions, accruals and other liabilities	20	15,115	13,346
Retirement benefit liabilities	4	3,789	4,318
Deferred tax	21	882	500
Subordinated liabilities	22	19,847	22,905
Liabilities of disposal groups	18	2,980	71,320
Total liabilities		761,261	992,310

Non-controlling interests	23	716	2,946
Owners’ equity	24, 25	53,431	55,763
Total equity		54,147	58,709

Total liabilities and equity		815,408	1,051,019

*Restated - refer to page 270 for further details.

The accompanying notes on pages 284 to 365, the accounting policies on pages 270 to 283 and the audited sections of the Business review: Capital and risk management on pages 142 to 260 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 25 February 2016 and signed on its behalf by:

Howard Davies Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

The Royal Bank of Scotland Group plc
Registered No. SC45551

Consolidated statement of changes in equity for the year ended 31 December 2015

	2015	2014*	2013*
	£m	£m	£m
Called-up share capital
At 1 January	6,877	6,714	6,582
Ordinary shares issued	159	163	132
Conversion of B shares (1)	4,590	—	—
Preference shares redeemed (2)	(1)	—	—
At 31 December	11,625	6,877	6,714

Paid-in equity
At 1 January	784	979	979
Redeemed/reclassified	(150)	(195)	—
Additional Tier 1 capital notes issued	2,012	—	—
At 31 December	2,646	784	979

Share premium account
At 1 January	25,052	24,667	24,361
Ordinary shares issued	373	385	306
At 31 December	25,425	25,052	24,667

Merger reserve
At 1 January	13,222	13,222	13,222
Transfer to retained earnings	(2,341)	—	—
At 31 December	10,881	13,222	13,222

Available-for-sale reserve
At 1 January	299	(308)	(346)
Unrealised gains	31	980	607
Realised losses/(gains)	27	(333)	(891)
Tax	(16)	(67)	432
Recycled to profit or loss on disposal of businesses (3)	—	36	(110)
Recycled to profit or loss on ceding control of Citizens (4)	9	—	—
Transfer to retained earnings	(43)	(9)	—
At 31 December	307	299	(308)

Cash flow hedging reserve
At 1 January	1,029	(84)	1,666
Amount recognised in equity	712	2,871	(967)
Amount transferred from equity to earnings	(1,354)	(1,458)	(1,324)
Tax	98	(334)	541
Recycled to profit or loss on ceding control of Citizens (5)	(36)	—	—
Transfer to retained earnings	9	34	—
At 31 December	458	1,029	(84)

Foreign exchange reserve
At 1 January	3,483	3,691	3,908
Retranslation of net assets	(22)	113	(325)
Foreign currency (losses)/gains on hedges of net assets	(176)	108	105
Tax	(11)	(30)	6
Recycled to profit or loss on disposal of businesses	4	—	(3)
Recycled to profit or loss on ceding control of Citizens	(962)	—	—
Transfer to retained earnings	(642)	(399)	—
At 31 December	1,674	3,483	3,691

Capital redemption reserve
At 1 January	9,131	9,131	9,131
Conversion of B shares (1)	(4,590)	—	—
Preference shares redeemed (2)	1	—	—
At 31 December	4,542	9,131	9,131

Contingent capital reserve
At 1 January	—	—	(1,208)
Transfer to retained earnings	—	—	1,208
At 31 December	—	—	—

*Restated - refer to page 270 for further details. For notes to these tables see page 268.

Consolidated statement of changes in equity for the year ended 31 December 2015

	2015	2014*	2013*
	£m	£m	£m
Retained earnings
At 1 January	(4,001)	783	10,557
(Loss)/profit attributable to ordinary shareholders and other equity owners
- continuing operations	(2,801)	756	(9,118)
- discontinued operations	1,207	(3,527)	521
Equity preference dividends paid	(297)	(330)	(349)
Paid-in equity dividends paid, net of tax	(88)	(49)	(49)
Dividend access share dividend	—	(320)	—
Transfer from available-for-sale reserve	43	9	—
Transfer from cash flow hedging reserve	(9)	(34)	—
Transfer from foreign exchange reserve	642	399	—
Transfer from merger reserve	2,341	—	—
Transfer from contingent capital reserve	—	—	(1,208)
Costs of placing Citizens equity	(29)	(45)
Redemption of equity preference shares (2)	(1,214)	—	—
Redemption/reclassification of paid-in equity	(27)	(33)	—
Termination of contingent capital agreement	—	—	320
(Loss)/gain on remeasurement of the retirement benefit schemes (6)
- gross	(67)	(1,857)	392
- tax	306	314	(237)
Loss on disposal of own shares held	—	(8)	(18)
Shares issued under employee share schemes	(58)	(91)	(77)
Share-based payments
- gross	36	29	48
- tax	(4)	3	1
At 31 December	(4,020)	(4,001)	783

Own shares held
At 1 January	(113)	(137)	(213)
Disposal of own shares	6	1	75
Shares issued under employee share schemes	—	23	1
At 31 December	(107)	(113)	(137)

Owners’ equity at 31 December	53,431	55,763	58,658
*Restated - refer to page 270 for further details. For notes to these tables refer to page 268.

The accompanying notes on pages 284 to 365, the accounting policies on pages 270 to 283 and the audited sections of the Business review: Capital and risk management on pages 142 to 260 form an integral part of these financial statements.

Consolidated statement of changes in equity for the year ended 31 December 2015

	2015	2014*	2013*
	£m	£m	£m
Non-controlling interests (see Note 23)
At 1 January	2,946	473	1,770
Currency translation adjustments and other movements	3	86	(6)
Profit/(loss) attributable to non-controlling interests
- continuing operations	75	(22)	83
- discontinued operations	334	82	37
Dividends paid	(31)	(4)	(5)
Movements in available-for-sale securities
- unrealised gains	22	36	8
- realised (gains)/losses	(6)	77	21
- tax	(5)	(13)	(1)
- recycled to profit or loss on disposal of businesses (7)	—	—	(5)
Movements in cash flow hedging reserve
- amount recognised in equity	32	18	—
- amount transferred from equity to earnings	—	(18)	—
- tax	(4)	—	—
Actuarial losses recognised in retirement benefit schemes
- gross	(6)	—	—
Equity raised (8)	2,537	2,232	—
Equity withdrawn and disposals	(24)	(1)	(1,429)
Loss of control of Citizens	(5,157)	—	—
At 31 December	716	2,946	473

Total equity at 31 December	54,147	58,709	59,131

Total equity is attributable to:
Non-controlling interests	716	2,946	473
Preference shareholders	3,305	4,313	4,313
Paid-in equity holders	2,646	784	979
Ordinary shareholders	47,480	50,666	53,366
	54,147	58,709	59,131
* Restated - refer to page 270 for further details.

Notes:

(1)	In October 2015, all B shares were converted into ordinary shares of £1 each.
(2)	Non-cumulative dollar preference shares totalling $1.9 billion were redeemed in September 2015.
(3)	Net of tax - £11 million charge in 2014 and £35 million charge in 2013.
(4)	Net of tax - £6 million charge.
(5)	Net of tax - £16 million credit.
(6)	See change of accounting policy on page 270.
(7)	Net of tax of £1 million in 2013.
(8)	Includes £2,491 million relating to the secondary offering of Citizens in March 2015 (2014 - £2,117 million relating to the IPO of Citizens).

The accompanying notes on pages 284 to 365, the accounting policies on pages 270 to 281 and the audited sections of the Business review: Capital and risk management on pages 142 to 260 form an integral part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2015

	Note	2015	2014	2013
		£m	£m	£m
Cash flows from operating activities
Operating (loss)/profit before tax from continuing operations		(2,703)	2,643	(8,849)
Profit/(loss) before tax from discontinued operations		1,766	(3,207)	783
Adjustments for non-cash items and other adjustments included within income statement		(5,601)	(84)	7,347
Contributions to defined benefit schemes		(1,060)	(1,065)	(821)
Changes in operating assets and liabilities		8,589	(18,260)	(28,745)
Income taxes paid		(73)	(414)	(346)
Net cash flows from operating activities	31	918	(20,387)	(30,631)

Cash flows from investing activities
Sale and maturity of securities		8,229	28,020	41,772
Purchase of securities		(14,135)	(20,276)	(22,561)
Sale of property, plant and equipment		1,432	1,162	1,448
Purchase of property, plant and equipment		(783)	(816)	(626)
Net divestment of/(investment in) business interests and intangible assets	32	391	(1,481)	1,150
Net cash flows from investing activities		(4,866)	6,609	21,183

Cash flows from financing activities
Issue of ordinary shares		307	314	264
Issue of Additional Tier 1 capital notes		2,012	—	—
Issue of subordinated liabilities		—	2,159	1,796
Issue of exchangeable bonds		—	—	330
Proceeds of non-controlling interests issued		2,537	2,147	—
Redemption of non-controlling interests		—	(1)	(301)
Redemption of paid-in equity		(150)	—	—
Redemption of equity preference shares		(1,214)	—	—
Disposal of own shares		6	14	44
Repayment of subordinated liabilities		(3,047)	(3,480)	(3,500)
Dividends paid		(416)	(383)	(403)
Dividend access share		—	(320)	—
Interest on subordinated liabilities		(975)	(854)	(958)
Net cash flows from financing activities		(940)	(404)	(2,728)
Effects of exchange rate changes on cash and cash equivalents		576	909	512

Net decrease in cash and cash equivalents		(4,312)	(13,273)	(11,664)
Cash and cash equivalents at 1 January		107,904	121,177	132,841
Cash and cash equivalents at 31 December	35	103,592	107,904	121,177

The accompanying notes on pages 284 to 365, the accounting policies on pages 270 to 281 and the audited sections of the Business review: Capital and risk management on pages 142 to 260 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts

The accounts are prepared on a going concern basis (see the Report of the directors, page 96) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in Accounting policies 9, 14, 16 and 23, the accounts are presented on an historical cost basis.

On 31 December 2014, Citizens Financial Group Inc. was classified as a discontinued operation and a disposal group: its aggregate assets were presented in Assets of disposal groups and its aggregate liabilities in Liabilities of disposal groups. Prior period results were re-presented.

From 3 August 2015, when RBS’s interest in Citizens fell to 20.9%, Citizens was accounted for as an associate classified as held for sale. RBS subsequently completed its divestment of Citizens when it sold its final tranche on 30 October 2015. Citizens is no longer a reportable segment, therefore segment disclosures for all periods have been restated.

Change of accounting policy

In the fourth quarter of 2015, the Group changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. Where the Group has a right to a refund, this is not deemed unconditional if pension fund trustees are able unilaterally to enhance benefits for plan members. As a result of this change, a minimum funding requirement to cover an existing shortfall in a scheme may give rise to an additional liability and surpluses may not be recognised in full. The revised accounting policy, by taking account of the powers of pension trustees in assessing the economic benefit available as a refund, provides more relevant information about the effect on the Group’s financial position of its defined benefit pension schemes.

In accordance with IFRS, the amended policy has been applied retrospectively and prior periods restated. The impact of the change in policy is set out below.

Consolidated income statement
	2015
	Under
	previous policy	Adjustment	As published
	£m	£m	£m
Staff costs	(5,662)	(64)	(5,726)
Operating expenses	(16,289)	(64)	(16,353)
Loss before impairment losses	(3,366)	(64)	(3,430)
Operating loss before tax	(2,639)	(64)	(2,703)
Tax charge	(35)	12	(23)
Loss from continuing operations	(2,674)	(52)	(2,726)
Loss for the year	(1,133)	(52)	(1,185)
Loss attributable to ordinary shareholders	(1,927)	(52)	(1,979)

There are no adjustments to the income statement in 2014 and 2013. The adjustment in 2015 reduced basic and diluted earnings per ordinary share by 0.5p.

Consolidated statement of comprehensive income

	2015			2014			2013
	Under			As			As
	previous policy	Adjustment	As published	previously reported	Adjustment	Restated	previously reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loss for year	(1,133)	(52)	(1,185)	(2,711)	—	(2,711)	(8,477)	—	(8,477)
Gain/(loss) on remeasurement
of retirement benefit schemes	1,140	(1,213)	(73)	(108)	(1,749)	(1,857)	446	(54)	392
Tax	(147)	453	306	(36)	350	314	(246)	9	(237)
Total comprehensive loss after tax	(1,869)	(812)	(2,681)	(783)	(1,399)	(2,182)	(10,189)	(45)	(10,234)

Accounting policies

Consolidated balance sheet
	2015			2014			2013
	Under			As			As
	previous policy	Adjustment	As published	previously reported	Adjustment	Restated	previously reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deferred tax assets	1,795	836	2,631	1,540	371	1,911	3,478	21	3,499
Prepayments, accrued income
and other assets	4,391	(149)	4,242	5,878	(115)	5,763	7,614	(77)	7,537
Retirement benefit liabilities	807	2,982	3,789	2,579	1,739	4,318	3,210	28	3,238
Owners' equity	55,726	(2,295)	53,431	57,246	(1,483)	55,763	58,742	(84)	58,658

Consolidated statement of changes in equity
	2015			2014			2013
	Under			As			As
	previous policy	Adjustment	As published	previously reported	Adjustment	Restated	previously reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retained earnings
At 1 January	(2,518)	(1,483)	(4,001)	867	(84)	783	10,596	(39)	10,557
(Loss)/profit attributable to ordinary
shareholders and other equity
owners - continuing operations	(2,749)	(52)	(2,801)	756	—	756	(9,118)	—	(9,118)
Gain/(loss) on remeasurement
of retirement benefit schemes
- gross	1,146	(1,213)	(67)	(108)	(1,749)	(1,857)	446	(54)	392
- tax	(147)	453	306	(36)	350	314	(246)	9	(237)
At 31 December	(1,725)	(2,295)	(4,020)	(2,518)	(1,483)	(4,001)	867	(84)	783

The Group adopted a number of new and revised IFRSs effective 1 January 2015:

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

Accounting policies

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

The results of discontinued operations - comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on disposal of the discontinued operation - are shown as a single amount on the face of the income statement; an analysis of this amount is presented in Note 18 on the accounts. A discontinued operation is a cash generating unit or a group of cash generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

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

For defined benefit schemes, the defined benefit obligation is measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities - the net defined benefit asset or liability - is recognised in the balance sheet. A defined benefit asset is limited to the present value of any economic benefits available to the Group in the form of refunds from the plan or reduced contributions to it.

The charge to profit or loss for pension costs (recorded in operating expenses) comprises:

•	the current service cost

•	interest, computed at the rate used to discount scheme liabilities, on the net defined benefit liability or asset

•	past service cost resulting from a scheme amendment or curtailment

•	gains or losses on settlement.

Accounting policies

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

Accounting policies

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

Accounting policies

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

Accounting policies

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

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

Accounting policies

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

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

Accounting policies

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

23. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

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

Accounting policies

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

24. Associates and joint ventures

An associate is an entity over which the Group has significant influence. A joint venture one which it controls jointly with other parties. Investments in associates and interests in joint ventures are recognised using the equity method. They are stated initially at cost, including attributable goodwill, and subsequently adjusted for post-acquisition changes in the Group’s share of net assets.

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

(i) Pensions

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

A pension asset of £215 million and a liability of £3,789 million were recognised on the balance sheet at 31 December 2015 (2014 - asset £180 million, liability £4,318 million).

Accounting policies

(ii) Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as discussed in Accounting policy 6. The carrying value of goodwill as at 31 December 2015 was £5,558 million (2014 - £6,264 million).

Goodwill is the excess of the cost of an acquired business over the fair value of its net assets. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Impairment testing in accordance with Accounting policy 8 above inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of their separable assets. The sensitivity of the assessment to changes in assumptions is discussed in Note 15.

(iii) Provisions for liabilities

As set out in Note 20, at 31 December 2015 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £996 million (2014 - £799 million), foreign exchange investigations, £306 million (2014 - £320 million), other customer redress, £672 million (2014 - £580 million) and other regulatory proceedings and litigation, £3,985 million (2014 - £1,988 million). Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Payment Protection Insurance - the Group has established a provision for redress payable in respect of the mis-selling of Payment Protection Insurance policies. The provision is management’s best estimate of the anticipated costs of redress and related administration expenses. The determination of appropriate assumptions to underpin the provision requires significant judgement by management. The principal assumptions underlying the provision together with sensitivities to changes in those assumptions are given in Note 20.

Provisions for litigation - the Group and members of the Group are party to legal proceedings in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. The measurement and recognition of liabilities in respect of litigation involves a high degree of management judgement. Before the existence of a present obligation as the result of a past event can be confirmed, numerous facts may need to be established, involving extensive and time-consuming discovery, and novel or unsettled legal questions addressed. Once it is determined there is an obligation, assessing the probability of economic outflows and estimating the amount of any liability can be very difficult. In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes. The Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. A detailed description of the Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 30.

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

(iv) Deferred tax

The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £2,631 million were recognised as at 31 December 2015 (2014 - £1,911 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses and other temporary differences to the extent that it is probable that there will be future taxable profits against which the losses and other temporary differences can be utilised. The Group has considered their carrying value as at 31 December 2015 and concluded that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets. These estimates are based on forecast performance and take into account the Group’s plans to implement the UK ring-fencing regime and the resultant transfers between members of the Group.

Deferred tax assets of £6,349 million (2014 - £5,738 million) have not been recognised in respect of tax losses and other temporary differences where the availability of future taxable profits is uncertain. Further details about the Group’s deferred tax assets are given in Note 21.

Accounting policies

(v) Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost in accordance with Accounting policy 16. At 31 December 2015, customer loan impairment provisions amounted to £7,118 million (2014 - £17,460 million).

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

(vi) Fair value - financial instruments

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

Accounting policies

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 9.

Accounting developments

International Financial Reporting standards

A number of IFRSs and amendments to IFRS were in issue at 31 December 2015 that would affect RBS from 1 January 2016 or later.

Effective for 2016

‘Accounting for Acquisitions of Interests in Joint Operations’ issued in May 2014 amends IFRS 11 ‘Joint Arrangements. An acquirer of an interest in a joint operation that is a business applies the relevant principles for business combinations in IFRS 3 and other standards and makes the relevant disclosures accordingly. The effective date is 1 January 2016.

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

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in September 2014 to clarify the accounting for sales between an investor, its associate or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception. The September 2014 amendments will be effective from a date to be determined by the IASB and the December 2014 amendments from 1 January 2016.

An amendment to IAS 1 ‘Presentation of Financial Statements’ was issued in December 2014 to clarify the application of materiality to financial statements. Its effective date is 1 January 2016.

None of these amendments is expected to have a material effect on RBS’ financial statements.

Effective after 2016 - IFRS 9

In July 2014, the IASB published IFRS 9 ‘Financial Instruments’ with an effective date of 1 January 2018. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. The Group is continuing its assessment of the standard’s effect on its financial statements.

The principle features of IFRS 9 are as follows:

Recognition and derecognition

The material in IAS 39 setting out the criteria for the recognition and derecognition of financial instruments has been included unamended in IFRS 9.

Classification and measurement

Financial assets - There are three classifications for financial assets in IFRS 9: fair value through profit or loss; fair value through other comprehensive income; and amortised cost.

•	Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is to hold financial assets to collect their cash flow are measured at amortised cost.

•	Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is achieved by holding financial assets to collect their cash flow and selling them are measured at fair value through other comprehensive income.

•	Other financial assets are measured at fair value through profit and loss.

However, at initial recognition, any financial asset may be irrevocably designated as measured at fair value through profit or loss if such designation eliminates a measurement or recognition inconsistency.

The Group continues to evaluate the overall effect, but expects that the measurement basis of the majority of the Group’s financial assets will be unchanged on application of IFRS 9.

Financial liabilities - IFRS 9’s requirements on the classification and measurement of financial liabilities are largely unchanged from those in IAS 39. However, there is a change to the treatment of changes in the fair value attributable to own credit risk of financial liabilities designated as at fair value through profit or loss which are recognised in other comprehensive income and not in profit or loss as required by IAS 39.

Accounting policies

Hedge accounting

Hedge accounting requirements are designed to align accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. There is an option in IFRS 9 for an accounting policy choice to continue with the IAS 39 hedge accounting framework. The Group is actively considering its implementation approach.

Credit impairment

IFRS 9’s credit impairment requirements apply to financial assets measured at amortised cost, to those measured at fair value through other comprehensive income, to lease receivables and to certain loan commitments and financial guarantee contracts. On initial recognition a loss allowance is established at an amount equal to 12-month expected credit losses (‘ECL’) that is the portion of life-time expected losses resulting from default events that are possible within the next 12 months. Where a significant increase in credit risk since initial recognition is identified, the loss allowance increases so as to recognise all expected default events over the expected life of the asset. The Group expects that financial assets where there is objective evidence of impairment under IAS39 will be credit impaired under IFRS 9, and carry loss allowances based on all expected default events.

The assessment of credit risk and the estimation of ECL are required to be unbiased and probability-weighted: determined by evaluating at the reporting date for each customer or loan portfolio a range of possible outcomes using reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The estimation of ECL also takes into account the time value of money. Recognition and measurement of credit impairments under IFRS 9 are more forward-looking than under IAS 39.

A single bank-wide programme has been established to implement the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes; this programme is led jointly by Risk and Finance. The inclusion of loss allowances on all financial assets will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39.

Transition

The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting is generally applied prospectively from that date.

Effective after 2016 – other standards

In January 2016, the IASB amended IAS 7 ‘Cash Flow Statements’ to require disclosure of the movements in financing liabilities. The amendment is effective from1 January 2017.

In January 2016, the IASB amended IAS12 ‘Income taxes’ to clarify the recognition of deferred tax assets in respect of unrealised losses. The amendment is effective from 1 January 2017.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014. It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met. It is effective from 1 January 2018.

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’. Accounting for finance leases will remain substantially the same. Operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards on its financial statements.

Notes on the consolidated accounts

1 Net interest income
	2015	2014	2013
	£m	£m	£m
Loans and advances to customers	11,268	12,339	13,165
Loans and advances to banks	340	367	433
Debt securities	317	373	890
Interest receivable	11,925	13,079	14,488

Customer accounts: demand deposits	619	598	664
Customer accounts: savings deposits	446	731	1,299
Customer accounts: other time deposits	315	440	719
Deposits by banks	45	75	277
Debt securities in issue	759	1,010	1,306
Subordinated liabilities	869	876	877
Internal funding of trading businesses	105	91	329
Interest payable	3,158	3,821	5,471

Net interest income	8,767	9,258	9,017

2 Non-interest income
	2015	2014	2013
	£m	£m	£m
Fees and commissions receivable
Payment services	923	989	1,090
Credit and debit card fees	738	822	892
Lending (credit facilities)	1,076	1,250	1,291
Brokerage	262	321	397
Investment management	305	391	434
Trade finance	242	280	269
Other	196	361	305
	3,742	4,414	4,678
Fees and commissions payable
Banking	(809)	(875)	(923)

Income from trading activities
Foreign exchange	809	1,428	1,660
Interest rate	35	(108)	25
Credit	(80)	(82)	424
Changes in fair value of own debt and derivative liabilities attributable to own credit
- debt securities in issue	252	44	131
- derivative liabilities	2	(84)	(96)
Equities and other	42	87	427
	1,060	1,285	2,571

(Loss)/gain on redemption of own debt	(263)	20	175

Other operating income
Operating lease and other rental income	276	380	484
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit risk (1)
- debt securities in issue	84	(89)	(49)
- subordinated liabilities	(29)	(17)	(106)
Other changes in the fair value of financial assets and liabilities designated as at fair
value through profit or loss and related derivatives	375	83	(26)
Changes in the fair value of investment properties	2	(25)	(281)
(Loss)/profit on sale of securities	(4)	227	737
Profit on sale of property, plant and equipment	91	137	35
(Loss)/profit on sale of subsidiaries and associates	(102)	192	168
Loss on disposal or settlement of loans and receivables	(558)	(232)	(179)
Share of profits of associated entities	140	126	320
Other income (2)	151	266	116
	426	1,048	1,219

Notes:

(1)	Measured as the change in fair value from movements in the year in the credit risk premium payable by RBS.
(2)	Includes income from activities other than banking.

Notes on the consolidated accounts

3 Operating expenses
	2015	2014	2013
	£m	£m	£m
Salaries	3,177	3,503	3,661
Variable compensation	314	408	548
Temporary and contract costs	638	526	650
Social security costs	344	379	422
Share-based compensation	36	43	49
Pension costs
- defined benefit schemes (see Note 4)	523	462	508
- curtailment and settlement gains (see Note 4)	(65)	—	(7)
- defined contribution schemes	74	87	76
Severance	511	196	69
Other	174	153	110
Staff costs	5,726	5,757	6,086

Premises and equipment	1,827	2,081	2,038
UK bank levy	230	250	200
Other administrative expenses (1)	6,058	4,318	6,492

Property, plant and equipment depreciation and write down (see Note 16)	950	671	759
Intangible assets amortisation (see Note 15)	230	259	488
Depreciation and amortisation	1,180	930	1,247

Write down of goodwill and other intangible assets (see Note 15)	1,332	523	1,403
	16,353	13,859	17,466

Integration, restructuring and divestment costs

Included in operating expenses are the following integration, restructuring and divestment costs.

		Premises and
	Staff	depreciation	Other (2)	Total
	£m	£m	£m	£m
Integration and restructuring
2015	616	737	950	2,303
2014	261	269	268	798
2013	191	119	165	475

Divestment
2015	214	9	405	628
2014	120	3	233	356
2013	86	2	77	165

Notes:

(1)	Includes Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, and other litigation and conduct costs. Further details are provided in Note 20.
(2)	Includes other administrative expenses, write down of goodwill and other intangible assets.

Notes on the consolidated accounts

The average number of persons employed, rounded to the nearest hundred, in continuing operations during the year, excluding temporary staff, was 88,800 (2014 - 92,800; 2013 - 97,900); on the same basis there were 10,100 people employed in discontinued operations (2014 - 18,200; 2013 - 22,900). The average number of temporary employees during 2015 was 7,800 (2014 - 8,100; 2013 - 9,800). The number of persons employed in continuing operations at 31 December, excluding temporary staff, by reportable segment, was as follows:

	2015	2014*	2013*
UK Personal & Business Banking	24,600	24,400	26,100
Ulster Bank RoI	2,500	2,500	2,600
Personal & Business Banking	27,100	26,900	28,700
Commercial Banking	5,700	6,000	7,000
Private Banking	1,900	2,200	2,200
RBS International	700	600	700
Commercial & Private Banking	8,300	8,800	9,900
Corporate & Institutional Banking	1,200	1,700	2,100
Capital Resolution	1,300	2,400	2,300
Williams & Glyn	4,800	4,500	4,600
Central items & other	45,100	45,300	47,100
Non-Core	—	—	1,000
Integration and restructuring	—	100	200
Total	87,800	89,700	95,900

UK	64,100	63,400	68,700
USA	1,100	2,000	2,400
Europe	6,200	7,400	8,400
Rest of the World	16,400	16,900	16,400
Total	87,800	89,700	95,900

*Re-presented to reflect the segmental reorganisation.

There were no people employed in discontinued operations at 31 December 2015 (2014 - 17,400; 2013 - 19,000).

Share-based payments

As described in the Remuneration report on page 88, the Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award (1)	Vesting conditions (2)	Settlement
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2016 to 2020
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2016 to 2018
Long-term incentives (3)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2016 to 2020

Notes:

(1)	Awards are equity-settled unless international comparability is better served by cash-settled awards.
(2)	All awards have vesting conditions and therefore some may not vest.
(3)	Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan, the Medium-Term Performance Plan and the Employee Share Plan.

Notes on the consolidated accounts

The fair value of options granted in 2015 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to seven years; expected option lives that equal the vesting period; no dividends on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date.

Sharesave	2015		2014		2013
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	2.85	51	2.90	62	2.86	57
Granted	2.91	12	3.43	12	2.96	13
Exercised	2.38	(2)	2.34	(6)	2.36	—
Cancelled	2.98	(5)	3.61	(17)	3.38	(8)
At 31 December	2.87	56	2.85	51	2.90	62

Options are exercisable within six months of vesting; 1.0 million options were exercisable at 31 December 2015 (2014 - 1.9 million; 2013 - 1.3 million). The weighted average share price at the date of exercise of options was £3.54 (2014 - £3.65; 2013 - £3.36). At 31 December 2015, exercise prices ranged from £2.33 to £18.93 (2014 and 2013 - £2.33 to £39.27) and the remaining average contractual life was 2.9 years (2014 - 3.7 years; 2013 - 3.5 years). The fair value of options granted in 2015 was £12 million (2014 - £18 million; 2013 - £25 million).

Deferred performance awards	2015		2014		2013
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	272	85	180	55	261	73
Granted	186	50	311	95	113	36
Forfeited	(34)	(11)	(28)	(7)	(48)	(14)
Vested	(148)	(44)	(170)	(51)	(146)	(40)
Disposals	—	—	(21)	(7)	—	—
At 31 December	276	80	272	85	180	55

The awards granted in 2015 vest evenly over the following three anniversaries.

Long-term incentives
	2015			2014			2013
			Options			Options			Options
	Value at grant	Shares awarded	over shares	Value at grant	Shares awarded	over shares	Value at grant	Shares awarded	over shares
	£m	(million)	(million)	£m	(million)	(million)	£m	(million)	(million)
At 1 January	214	69	7	320	94	13	375	98	20
Granted	39	11	—	72	22	—	109	35	—
Vested/exercised	(51)	(18)	(2)	(61)	(14)	(5)	(51)	(11)	(3)
Lapsed	(49)	(18)	—	(85)	(22)	(1)	(113)	(28)	(4)
Disposals	—	—	—	(32)	(11)	—	—	—	—
At 31 December	153	44	5	214	69	7	320	94	13

The market value of awards vested/exercised in 2015 was £55 million (2014 - £44 million; 2013 - £37 million). There are vested options over 5 million shares exercisable up to 2019 (2014 - 7 million; 2013 - 13 million).

Notes on the consolidated accounts

Variable compensation awards
The following tables analyse the Group and CIB variable compensation awards for 2015.

	Group			CIB
	2015	2014	Change	2015	2014	Change
	£m	£m	%	£m	£m	%
Non-deferred cash awards (2)	61	66	(8)	2	5	(60)
Deferred bond awards	149	168	(11)	17	30	(43)
Deferred share awards	163	187	(13)	52	79	(34)
Total deferred variable compensation	312	355	(12)	69	109	(37)
Total variable compensation (3)	373	421	(11)	71	114	(38)

Variable compensation as a % of operating profit (4,5)	8%	7%		nm	23%
Proportion of variable compensation that is deferred	84%	84%		97%	96%
Of which
- deferred bond awards	48%	47%		25%	28%
- deferred share awards	52%	53%		75%	72%

Reconciliation of variable compensation awards to income statement charge	2015	2014	2013
	£m	£m	£m
Variable compensation awarded	373	421	536
Less: deferral of charge for amounts awarded for current year	(97)	(150)	(230)
Income statement charge for amounts awarded in current year	276	271	306

Add: current year charge for amounts deferred from prior years	140	201	279
Less: forfeiture of amounts deferred from prior years	(102)	(64)	(37)
Income statement charge for amounts deferred from prior years	38	137	242

Income statement charge for variable compensation (3)	314	408	548

	Actual			Expected
Year in which income statement charge is expected to be taken for deferred variable compensation					2017
	2013	2014	2015	2016	and beyond
	£m	£m	£m	£m	£m
Variable compensation deferred from 2013 and earlier	289	204	48	21	2
Variable compensation deferred from 2014	—	—	92	20	10
Less: clawback of variable compensation deferred from prior years	(10)	(3)	—	—	—
Less: forfeiture of amounts deferred from prior years	(37)	(64)	(102)	—	—
Variable compensation for 2015 deferred	—	—	—	79	18
	242	137	38	120	30

Notes:

(1)	The tables above relate to continuing businesses only.
(2)	Cash awards are limited to £2,000 for all employees.
(3)	Excludes other performance related compensation.
(4)	Reported operating profit excluding Citizens Financial Group before variable compensation expense and other items. CIB 2014 data excluding the impact of the creation of Capital Resolution.
(5)	CIB variable compensation as a percentage of operating profit/(loss) for 2015 is impacted by the reduced scale and resources in CIB as the segment is reshaped and income decreases faster than costs.

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

The Main scheme, accounting for 88% (2014 - 87%) of the Group’s retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also, with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elect to contribute to maintain a normal pension age of 60.

The Group’s defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees making additional contributions can secure additional benefits.

Since October 2006, new UK entrants may join The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Principal IAS 19 actuarial assumptions	Main scheme
	2015	2014
	%	%
Discount rate	3.9	3.7
Expected return on plan assets	3.9	3.7
Rate of increase in salaries	1.8	1.8
Rate of increase in pensions in payment	2.8	2.8
Inflation assumption (RPI)	3.0	3.0

Discount rate

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 93% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived.

The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed.

Notes on the consolidated accounts

Major classes of plan assets as a percentage of total plan assets	Main scheme
	2015	2014
	%	%
Quoted assets
Quoted equities
- Consumer industry	5.3	4.3
- Manufacturing industry	3.2	3.2
- Energy and utilities	2.6	2.9
- Financial institutions	5.4	3.9
- Technology and telecommunications	3.4	4.2
- Other	0.9	2.8
Private equity	3.4	4.3
Index-linked bonds	28.2	28.1
Government fixed interest bonds	9.0	3.6
Corporate fixed interest bonds	18.0	15.3

Unquoted assets
Corporate and other bonds	3.3	2.3
Hedge funds	0.2	1.6
Real estate	6.4	5.8
Derivatives	6.4	10.6
Cash and other assets	4.1	7.1
Equity exposure of equity futures	(1.4)	1.3
Cash exposure of equity futures	1.6	(1.3)
	100.0	100.0

The assets of the Main scheme, which represent 88% of plan assets at 31 December 2015 (2014 - 88%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

The Main scheme employs derivative instruments to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the assets owned by the scheme, with any derivative holdings valued on a mark-to-market basis.

Notes on the consolidated accounts

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2015			2014
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Inflation rate swaps	9,018	76	647	8,467	73	415
Interest rate swaps	15,739	5,722	3,710	23,858	6,055	3,305
Currency forwards	10,247	—	222	8,562	2	—
Equity and bond call options	6,277	744	1	7,382	846	48
Equity and bond put options	6,109	2	12	7,409	1	61
Other	2,236	1,506	1,479	2,437	665	628

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads with a number of banks, including The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2015, the gross notional value of the swaps was £26,871 million (2014 - £34,163 million) and had a net positive fair value of £1,444 million (2014 - £2,433 million).

Collateral is required on all swap transactions. The banks had delivered £1,267 million of collateral at 31 December 2015 (2014 - £2,908 million).

Ordinary shares of the company with a fair value of £2 million (2014 - £2 million) and other financial instruments issued by the Group with a value of £1,144 million (2014 - £2,172 million) are held by the Main scheme.

IAS 19 post-retirement mortality assumptions (Main scheme)	2015	2014
Longevity at age 60 for current pensioners (years)
Males	27.8	28.0
Females	29.8	30.0

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.1	29.3
Females	31.4	31.6

Notes on the consolidated accounts

	Main scheme*				All schemes*
		Present value	Asset			Present value	Asset
Changes in value of net pension liability	Fair value of plan assets	of defined benefit obligation	ceiling/ minimum funding (1)	Net pension liability	Fair value of plan assets	of defined benefit obligation	ceiling/ minimum funding (1)	Net pension liability
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2014	24,272	26,958	—	2,686	28,488	31,484	—	2,996
Change of accounting policy						—	105	105
Currency translation and other adjustments					(60)	(85)		(25)
Income statement
Net interest expense	1,137	1,234		97	1,314	1,421		107
Current service cost		278		278		357		357
Past service cost		18		18		2		2
	1,137	1,530		393	1,314	1,780		466
Statement of comprehensive income
Return on plan assets above recognised interest income	4,629	—		(4,629)	5,171	—		(5,171)
Experience gains and losses	—	(3)		(3)	—	(18)		(18)
Effect of changes in actuarial financial assumptions	—	3,757		3,757	—	4,806		4,806
Effect of changes in actuarial demographic assumptions	—	401		401	—	491		491
Asset ceiling/minimum funding adjustments			1,739	1,739			1,749	1,749
	4,629	4,155	1,739	1,265	5,171	5,279	1,749	1,857

Contributions by employer	906	—		(906)	1,065	—		(1,065)
Contributions by plan participants and other scheme members	—	—		—	5	5		—
Benefits paid	(867)	(867)		—	(1,030)	(1,030)		—
Transfer to disposal groups	—	—		—	(594)	(790)		(196)
At 1 January 2015	30,077	31,776	1,739	3,438	34,359	36,643	1,854	4,138
Currency translation and other adjustments	—	—		—	(36)	(73)		(37)
Income statement
Net interest expense	1,118	1,158	64	104	1,207	1,298	64	155
Current service cost		245		245	—	328		328
Past service cost		28		28	—	40		40
Gains on curtailments or settlement		—		—	—	(65)		(65)
	1,118	1,431	64	377	1,207	1,601	64	458

Statement of comprehensive income
Return on plan assets above recognised interest income	(415)	—		415	(458)	—		458
Experience gains and losses	—	(233)		(233)	—	(258)		(258)
Effect of changes in actuarial financial assumptions	—	(1,124)		(1,124)	—	(1,387)		(1,387)
Effect of changes in actuarial demographic assumptions	—	112		112	—	48		48
Asset ceiling/minimum funding adjustments			1,178	1,178			1,212	1,212
	(415)	(1,245)	1,178	348	(458)	(1,597)	1,212	73

Contributions by employer	919	—		(919)	1,060	—		(1,060)
Contributions by plan participants and other scheme members	—	—		—	6	6		—
Benefits paid	(996)	(996)		—	(1,131)	(1,131)		—
Transfer to disposal groups	—	—		—	(299)	(297)		2
At 31 December 2015	30,703	30,966	2,981	3,244	34,708	35,152	3,130	3,574
*Restated - refer to page 270 for further details.

Note:

(1)	In recognising the net surplus or deficit of a pension scheme, the funded status of each scheme is adjusted to reflect any minimum funding requirement imposed on the sponsor and any ceiling on the amount that the sponsor has a right to recover from a scheme.

Analysis of net pension deficit
	Main scheme
	2015	2014
	£m	£m
Fund assets at fair value	30,703	30,077
Present value of fund liabilities	30,966	31,776
Funded status	263	1,699
Asset ceiling/minimum funding	2,981	1,739
Retirement benefit liability	3,244	3,438

Minimum funding requirement	3,657	4,190
Asset ceiling	(413)	(752)
	3,244	3,438

Notes on the consolidated accounts

Net pension deficit comprises	2015	2014*
	£m	£m
Net assets of schemes in surplus (included in Prepayments, accrued income and other	(215)	(180)
assets, Note 17)
Net liabilities of schemes in deficit	3,789	4,318
	3,574	4,138

The income statement charge comprises:
	2015	2014	2013
	£m	£m	£m
Continuing operations	458	462	501
Discontinued operations	—	4	9
	458	466	510
*Restated - refer to page 270 for further details

The weighted average duration of the Main scheme’s defined benefit obligation at 31 December 2015 is 19.1 years (2014 - 20.0 years).

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme):

	2015	2014
	%	%
Active	17.5	18.8
Deferred	41.9	41.0
Pensioner	40.6	40.2
	100.0	100.0

The table below sets out the sensitivities of the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions.

	Main scheme (decrease)/increase
	in obligation at 31 December
	2015	2014
	£m	£m
0.25% increase in the discount rate	(1,392)	(1,466)
0.25% increase in inflation	1,106	1,159
0.25% additional rate of increase in pensions in payment	945	982
Longevity increase of one year	853	988

Pension liabilities are calculated on the central assumptions and under the relevant sensitivity scenarios.  The sensitivity to pension liabilities is the difference between these calculations.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

	Main scheme					All schemes
History of defined benefit schemes	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	30,703	30,077	24,272	22,441	21,111	34,708	34,359	28,488	26,370	25,086
Present value of plan obligations	30,966	31,776	26,958	25,648	22,955	35,152	36,643	31,484	30,110	27,137
Net deficit	263	1,699	2,686	3,207	1,844	444	2,284	2,996	3,740	2,051

Experience gains/(losses) on plan liabilities	233	3	102	(232)	(208)	258	18	176	(207)	(200)
Experience (losses)/gains on plan assets	(415)	4,629	986	301	935	(458)	5,171	1,097	485	842
Actual return on plan assets	703	5,766	1,997	1,329	1,966	749	6,485	2,270	1,696	2,065
Actual return on plan assets - %	2.3%	23.8%	8.9%	6.3%	10.3%	2.2%	22.8%	8.6%	6.8%	9.1%

Notes on the consolidated accounts

Triennial funding valuation

In May 2014, the triennial funding valuation of the Main scheme was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS agreed to pay annual additional contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

In January 2016, RBS sought regulatory approval to accelerate the settlement of the outstanding additional contributions of £4.2 billion and it entered into a Memorandum of Understanding with the trustee of the Main scheme which, among other things, will bring forward the date of the next triennial funding valuation to no later than 31 December 2015.

The trustee of the Main scheme is responsible for setting the actuarial assumptions used in the triennial funding valuation having taken advice from the Scheme Actuary. These represent the trustee’s prudent estimate of the future experience of the Main scheme taking into account the covenant provided by RBS and investment strategy of the scheme. They are agreed with RBS and documented in the Statement of Funding Principles.

The key assumption methodology used at the 31 March 2013 valuation is set out below:

Principal actuarial assumptions
Discount rate	Fixed interest swap yield curve plus 1.5% per annum at all durations
Inflation assumption	Retail price index (RPI) swap yield curve
Rate of increase in pensions in payment	(RPI floor 0%, cap 5%): Limited price indexation (LPI) (0,5) swap yield curve
Post retirement mortality assumptions:
Longevity at age 60 for current pensioners (years)	Male	28.8
	Female	30.8
Longevity at age 60 for future pensioners currently aged 40 (years)	Male Female	30.7 32.9

5 Auditor’s remuneration

Amounts paid to the Group's auditors for statutory audit and other services are set out below. All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor’s independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments the auditors are best placed to perform the work economically; for other work the Group selects the supplier best placed to meet its requirements. The Group’s auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

The analysis of auditor’s remuneration is as follows:

	2015	2014
	£m	£m
Fees payable for the audit of the Group’s annual accounts	4.0	4.0
Fees payable to the auditor and its associates for other services to the Group
- the audit of the company’s subsidiaries	19.3	24.2
- audit-related assurance services (1)	4.8	4.8
Total audit and audit-related assurance services fees	28.1	33.0

Taxation compliance services	0.4	0.3
Taxation advisory services	0.1	0.1
Other assurance services	1.4	1.6
Corporate finance services (2)	1.1	1.7
Consulting services	—	0.1
Total other services	3.0	3.8

Total	31.1	36.8

Notes:

(1)	Comprises fees of £0.8 million (2014 - £0.9 million) in relation to reviews of interim financial information, £2.5 million (2014 - £2.5 million) in respect of reports to the Group’s regulators in the UK and overseas, £0.4 million (2014 - £0.3 million) in respect of internal controls assurance and £1.1 million (2014 - £1.1 million) in relation to non-statutory audit opinions.
(2)	Comprises fees of £1.1 million (2014 - £0.9 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group, including securitisations, £0.6 million (2014 - £0.8 million), and a working capital report in connection with a circular to shareholders, £0.4 million. Fees in 2014 included £0.8 million in respect of reporting accountant services in connection with disposals by the Group.

Notes on the consolidated accounts

6 Tax
	2015	2014	2013
	£m	£m	£m
Current tax
Charge for the year	(249)	(423)	(315)
Over provision in respect of prior years	220	247	120
	(29)	(176)	(195)
Deferred tax
Credit/(charge) for the year arising from UK tax rate changes	94	—	(313)
Other (charges)/credits for the year	(94)	(259)	899
Reduction in the carrying value of deferred tax assets	—	(1,472)	(701)
Under/(over) provision in respect of prior years	6	(2)	124
Tax charge for the year	(23)	(1,909)	(186)

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 20.25% (2014 - 21.50%; 2013 - 23.25%) as follows:

	2015	2014	2013
	£m	£m	£m
Expected tax credit/(charge)	547	(568)	2,057
Losses and temporary differences in year where no deferred tax asset recognised	(1,086)	(89)	(887)
Foreign profits taxed at other rates	510	76	(117)
UK tax rate change impact (1)	94	—	(313)
Non-deductible goodwill impairment	(124)	(28)	(247)
Items not allowed for tax
- losses on disposals and write-downs	(23)	(12)	(20)
- UK bank levy	(50)	(54)	(47)
- regulatory and legal actions	(232)	(182)	(144)
- other disallowable items	(199)	(191)	(212)
Non-taxable items
- gain on sale of Direct Line Insurance Group	—	41	—
- gain on sale of Global Merchant Services	—	—	37
- other non-taxable items	173	79	153
Taxable foreign exchange movements	19	21	(25)
Losses brought forward and utilised	122	225	36
(Reduction)/increase in carrying value of deferred tax asset in respect of:
- UK losses	—	(850)	(701)
- US losses and temporary differences	—	(775)	—
- Ireland losses	—	153	—
Adjustments in respect of prior years (2)	226	245	244
Actual tax charge	(23)	(1,909)	(186)

Notes:

(1)	In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017 and 18% from 1 April 2020. The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax rate, excluding the Banking Surcharge 8% rate introduced by this Act. Deferred tax assets and liabilities at 31 December 2015 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.
(2)	Prior year tax adjustments for 2015 include releases of tax provisions that reflect the reduction of exposures in countries where RBS is ceasing operations in line with the strategy to become a smaller, simpler UK focused bank. The prior year tax adjustment also reflects adjustments to reflect submitted tax computations in the UK and overseas and a further prior year tax credit in respect of tax losses arising in the Belfast Branch of Ulster Bank Ireland Limited reflecting UK tax law changes and European Court of Justice decisions on the surrender of tax losses.

Notes on the consolidated accounts

7 Earnings per ordinary share
Earnings per ordinary share have been calculated based on the following:
	2015	2014	2013
	£m	£m	£m
Earnings
Loss attributable to ordinary shareholders	(1,979)	(3,470)	(8,995)
(Profit)/loss from discontinued operations attributable to ordinary shareholders	(1,207)	3,527	(521)
(Loss)/profit from continuing operations attributable to ordinary shareholders	(3,186)	57	(9,516)

Weighted average number of shares (millions) (1)
Weighted average number of ordinary shares outstanding during the year	11,516	11,356	11,196
Effect of dilutive share options and convertible securities	60	91	115
Diluted weighted average number of ordinary shares outstanding during the year	11,576	11,447	11,311

Note:

(1)	All periods include the effect of 51 billion B shares that were converted to 5.1 billion ordinary shares in October 2015 (see Note 24).

Basic earnings/(loss) per ordinary share from discontinued operations was 10.5p (2014 - (31.1p); 2013 - 4.7p). Diluted earnings per ordinary share from discontinued operations was 10.4p (2014 - no dilutive impact; 2013 - 4.6p).

Prior to an agreement between RBS and HM Treasury (HMT) for the retirement of the Dividend Access Share (DAS) approved on 25 June 2014, the DAS was entitled to a dividend amounting to the greater of 7% of the aggregate issue price of B shares and 250% of the ordinary dividend rate multiplied by the number of B shares issued, less any dividends paid on the B shares and on ordinary shares issued on their conversion. When calculating earnings per share, IFRS requires profit or loss to be allocated to participating equity instruments as if all of the profit or loss for the period had been distributed.

Under the DAS retirement agreement, once RBS has paid a further £1,180 million of dividends on the DAS it will lose its preferential dividend rights and become a single B share. The dividends are payable at the discretion of the directors. Unpaid DAS dividends will be subject to an increase of 5% per annum from 1 January 2016 and an increase of 10% per annum from 1 January 2021.

Earnings per share for periods ended after 25 June 2014 reflect DAS dividends recognised before the end of a reporting period; this amounted to £320 million in respect of the year ended 31 December 2014. Dividends can be paid on ordinary shares only once the retirement dividend, subject to increases as above, has been paid.

In October 2015, HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each. The conversion had no impact on earnings per share.

Notes on the consolidated accounts

8 Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

		Designated							Total
		as at fair value
Assets	Held-for-	through profit	Hedging	Available-	Loans and	Held-to-	Finance	Other
	trading	or loss	derivatives	for-sale	receivables	maturity	leases	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—		—	79,404	—			79,404
Loans and advances to banks
- reverse repos	11,069	—		—	1,216	—			12,285
- other (1)	11,295	—		—	7,066	—			18,361
Loans and advances to customers
- reverse repos	27,532	—		—	26	—			27,558
- other	17,559	63		—	285,006	—	3,706		306,334
Debt securities	35,857	111		38,831	2,387	4,911			82,097
Equity shares	660	147		554	—	—			1,361
Settlement balances	—			—	4,116				4,116
Derivatives	258,689		3,825						262,514
Assets of disposal groups								3,486	3,486
Other assets	—	—		—	—	—		17,892	17,892
31 December 2015	362,661	321	3,825	39,385	379,221	4,911	3,706	21,378	815,408

Cash and balances at central banks	—	—		—	74,872	—			74,872
Loans and advances to banks
- reverse repos	18,129	—		—	2,579	—			20,708
- other (1)	11,773	—		—	11,254	—			23,027
Loans and advances to customers
- reverse repos	43,018	—		—	969	—			43,987
- other	23,038	61		—	307,002	—	4,150		334,251
Debt securities	49,226	117		29,673	3,096	4,537			86,649
Equity shares	4,821	301		513	—	—			5,635
Settlement balances	—	—		—	4,667				4,667
Derivatives	348,149		5,441						353,590
Assets of disposal groups								82,011	82,011
Other assets*	—	—		—	—	—		21,622	21,622
31 December 2014	498,154	479	5,441	30,186	404,439	4,537	4,150	103,633	1,051,019

*Restated - refer to page 270 for further details.

Note:

(1)	Includes items in the course of collection from other banks of £830 million (2014 - £980 million).

Notes on the consolidated accounts

		Designated				Total
		as at fair value
	Held-for-	through profit	Hedging	Amortised	Other
Liabilities	trading	or loss	derivatives	cost	liabilities
	£m	£m	£m	£m	£m	£m
Deposits by banks
- repos	9,657	—		609		10,266
- other (1)	20,469	—		7,561		28,030
Customer accounts
- repos	25,570	—		1,542		27,112
- other (2)	11,911	2,661		328,614		343,186
Debt securities in issue (3)	3,883	6,256		21,011		31,150
Settlement balances	—	—		3,390		3,390
Short positions	20,809	—				20,809
Derivatives	252,102		2,603			254,705
Subordinated liabilities	—	811		19,036		19,847
Liabilities of disposal groups					2,980	2,980
Other liabilities	—	—		1,826	17,960	19,786
31 December 2015	344,401	9,728	2,603	383,589	20,940	761,261

Deposits by banks
- repos	23,990	—		869		24,859
- other (1)	26,118	—		9,688		35,806
Customer accounts
- repos	35,985	—		1,366		37,351
- other (2)	15,308	4,731		334,249		354,288
Debt securities in issue (3)	6,490	10,216		33,574		50,280
Settlement balances	—	—		4,503		4,503
Short positions	23,029	—				23,029
Derivatives	346,184		3,621			349,805
Subordinated liabilities	—	863		22,042		22,905
Liabilities of disposal groups					71,320	71,320
Other liabilities*	—	—		1,801	16,363	18,164
31 December 2014	477,104	15,810	3,621	408,092	87,683	992,310

*Restated - refer to page 270 for further details.

Notes:

(1)	Includes items in the course of transmission to other banks of £338 million (2014 - £513 million).
(2)	The carrying amount of other customer accounts designated as at fair value through profit or loss is £297 million (2014 - £432 million) higher than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.
(3)	Comprises bonds and medium term notes of £30,206 million (2014 - £48,476 million) and certificates of deposit and other commercial paper of £944 million (2014 - £1,804 million).

Amounts included in operating (loss)/profit before tax:
	2015	2014	2013
	£m	£m	£m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	388	55	(113)
Losses on disposal or settlement of loans and receivables	(558)	(232)	(179)

Notes on the consolidated accounts

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreement together with financial collateral received or given.

	Offsetable instruments			Offsetable potential not recognised by IFRS
				Effect of			Net amount after	Instruments
2015				master netting		Other	the effect of netting	outside
		IFRS	Balance	and similar	Cash	financial	arrangements and	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	arrangements	sheet total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	380,467	(123,662)	256,805	(214,800)	(27,629)	(7,535)	6,841	5,709	262,514
Reverse repos	74,204	(34,361)	39,843	(2,500)	—	(37,218)	125	—	39,843
Loans to customers	2,955	(2,955)	—	—	—	—	—	306,334	306,334
Settlement balances	1,271	(1,225)	46	(26)	—	—	20	4,070	4,116
	458,897	(162,203)	296,694	(217,326)	(27,629)	(44,753)	6,986	316,113	612,807

Liabilities
Derivatives	368,378	(118,366)	250,012	(214,800)	(25,729)	(8,213)	1,270	4,693	254,705
Repos	71,739	(34,361)	37,378	(2,500)	—	(34,878)	—	—	37,378
Customer accounts	8,251	(8,251)	—	—	—	—	—	343,186	343,186
Settlement balances	1,872	(1,225)	647	(26)	—	—	621	2,743	3,390
	450,240	(162,203)	288,037	(217,326)	(25,729)	(43,091)	1,891	350,622	638,659

2014
Assets
Derivatives	588,525	(245,418)	343,107	(295,315)	(33,272)	(7,014)	7,506	10,483	353,590
Reverse repos	95,393	(30,823)	64,570	(5,016)	—	(59,505)	49	125	64,695
Loans to customers	3,781	(3,781)	—	—	—	—	—	334,251	334,251
Settlement balances	2,094	(1,997)	97	—	—	—	97	4,570	4,667
	689,793	(282,019)	407,774	(300,331)	(33,272)	(66,519)	7,652	349,429	757,203

Liabilities
Derivatives	583,363	(241,235)	342,128	(295,315)	(30,203)	(14,437)	2,173	7,677	349,805
Repos	91,888	(30,823)	61,065	(5,016)	—	(56,049)	—	1,145	62,210
Customer accounts	7,964	(7,964)	—	—	—	—	—	354,288	354,288
Settlement balances	1,998	(1,997)	1	—	—	—	1	4,502	4,503
	685,213	(282,019)	403,194	(300,331)	(30,203)	(70,486)	2,174	367,612	770,806

Reclassification of financial instruments

There were no reclassifications in 2015. In 2008 and 2009, financial assets were reclassified from held-for-trading (HFT) into loans and receivables (LAR) and from HFT into AFS. The tables below show the carrying value, fair value and the effect on profit or loss of these reclassifications.

					Amount that	Reduction/
			Amount recognised in		would have been	(increase) in
			the income statement		recognised had	profit or loss
	Carrying	Fair		Impairment	reclassification	as a result of
	value	value	Income	losses	not occurred	reclassification
2015	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR	1,002	877	(19)	(15)	4	38
Reclassified from HFT to AFS (1)	206	206	14	—	8	(6)
	1,208	1,083	(5)	(15)	12	32
2014
Reclassified from HFT to LAR	1,506	1,348	11	(76)	193	258
Reclassified from HFT to AFS (1)	251	251	29	—	27	(2)
	1,757	1,599	40	(76)	220	256

Note:

(1)	A loss of £3 million (2014 - gain of £12 million) was taken to AFS reserves.

In 2014, UK Government bonds with a fair value of £3.6 billion were reclassified from available-for-sale (AFS) to held-to-maturity (HTM).

Notes on the consolidated accounts

9 Financial instruments - valuation

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

Independent price verification (IPV)

IPV is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in the light of available pricing evidence.

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

Governance framework

IPV takes place at least each month end date, for exposures in the regulatory trading book and at least quarterly for exposures in the regulatory banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the RBS Pricing Model Risk team. The CIB and RCR Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversee pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by the CIB and RCR Valuation Committees and to discuss other relevant matters including prudential valuation.

Valuation hierarchy

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

Inputs to valuation models

Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly affected by the choice of valuation model and by underlying assumptions concerning factors such as the amounts and timing of cash flows, discount rates and credit risk. The principal inputs to these valuation techniques are as follows:

•	Bond prices - quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•	Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR), Overnight Index Swaps (OIS) rate and other quoted interest rates in the swap, bond and futures markets.

Notes on the consolidated accounts

•	Foreign currency exchange rates - there are observable prices both for spot and forward contracts and futures in the world's major currencies.

•	Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

•	Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

•	Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or other variables are observed to move together.

•	Prepayment rates - the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, RBS considers the value of the prepayment option.

•	Counterparty credit spreads - adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•	Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

Consensus pricing

RBS uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. CIB and RCR contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that RBS submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

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

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. A breakdown of valuation adjustments is provided in Capital and risk management: Credit derivatives on page 239.

Credit valuation adjustments (CVA)

CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures. CVA is actively managed by a credit and market risk hedging process, and therefore movements in CVA are partially offset by trading revenue on the hedges.

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

The discount rates applied to derivative cash flows in determining fair value reflect any underlying collateral agreements. Collateralised derivatives are generally discounted at the relevant OIS rates at an individual trade level. Uncollateralised derivatives are discounted with reference to funding levels by applying a funding spread over benchmark interest rates on a portfolio basis (funding valuation adjustment).

Funding valuation adjustment (FVA)

FVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate funding costs and benefits that arise in relation to uncollateralised derivative exposures.

Funding levels are applied to estimated potential future exposures, the modelling of which is consistent with the approach used in the calculation of CVA. The counterparty contingent nature of the exposures is reflected in the calculation.

Amounts deferred on initial recognition

On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2015, net gains of £81 million (2014 - £119 million) were carried forward. During the year, net gains of £16 million (2014 - £53 million) were deferred and £53 million (2014 - £139 million) were recognised in the income statement.

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

For issued debt this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Secondary senior debt issuance spreads are used in the calculation of the own credit adjustment applied to senior debt.

The fair value of RBS's derivative financial liabilities is also adjusted to reflect RBS's own credit risk through debit valuation adjustments (DVA). Expected gains are applied to estimated potential future negative exposures, the modelling of which is consistent with the approach used in the calculation of CVA. Expected gains are determined from market implied probabilities of default and recovery levels. FVA is considered the primary adjustment applied to derivative liabilities. The extent to which DVA and FVA overlap is eliminated from DVA.

The own credit adjustment does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

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

	Debt Securities in issue (2)			Subordinated
Cumulative own credit adjustment (1)	HFT	DFV	Total	liabilities DFV	Total	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m
2015	(118)	(42)	(160)	180	20	14	34
2014	(397)	(123)	(520)	221	(299)	12	(287)

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn
2015	3.9	6.3	10.2	0.8	11.0
2014	6.5	10.4	16.9	0.9	17.8

Notes:

(1)	Includes wholesale and retail note issuances.

(2)	The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Financial instruments carried at fair value - valuation hierarchy

The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy – level 1, level 2 and level 3 and related level 3 sensitivities.

					Level 3 sensitivity (5)
2015	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Favourable (£m)	Unfavourable (£m)
Assets
Loans and advances	—	67.2	0.3	67.5	50	(40)
Debt securities	60.3	13.5	1.0	74.8	40	(30)
- of which AFS	32.3	6.2	0.3	38.8	10	(10)
Equity shares	0.6	0.1	0.7	1.4	90	(50)
- of which AFS	—	0.1	0.5	0.6	60	(30)
Derivatives	—	260.6	1.9	262.5	380	(380)
	60.9	341.4	3.9	406.2	560	(500)

Proportion	15.0%	84.0%	1.0%	100.0%

Liabilities
Deposits	—	69.8	0.5	70.3	10	(20)
Debt securities in issue	—	9.6	0.5	10.1	30	—
Short positions	18.6	2.2	—	20.8	—	—
Derivatives	—	253.0	1.7	254.7	270	(270)
Subordinated liabilities	—	0.8	—	0.8	—	—
	18.6	335.4	2.7	356.7	310	(290)

Proportion	5.2%	94.0%	0.8%	100.0%

For the notes to this table refer to the following page.

Notes on the consolidated accounts

					Level 3 sensitivity (5)
2014	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Favourable (£m)	Unfavourable (£m)
Assets
Loans and advances	—	95.4	0.6	96.0	30	(30)
Debt securities	55.5	22.3	1.2	79.0	50	(40)
- of which AFS	19.5	9.8	0.4	29.7	20	(10)
Equity shares	4.6	0.5	0.5	5.6	90	(80)
- of which AFS	—	0.2	0.3	0.5	60	(30)
Derivatives	—	350.7	3.0	353.7	290	(290)
	60.1	468.9	5.3	534.3	460	(440)

Proportion	11.2%	87.8%	1.0%	100.0%	—	—

Liabilities
Deposits	—	105.9	0.2	106.1	—	(10)
Debt securities in issue	—	15.5	1.2	16.7	40	(40)
Short positions	19.9	3.1	—	23.0	—	—
Derivatives	0.1	346.5	3.2	349.8	220	(240)
Subordinated liabilities	—	0.9	—	0.9	—	—
	20.0	471.9	4.6	496.5	260	(290)

Proportion	4.1%	95.0%	0.9%	100.0%	—	—

Notes:

(1)	Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

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

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	For an analysis of derivatives by type of contract refer to Capital and risk management - Balance sheet analysis - derivatives.
(4)	The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in Level 2 or Level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.
(5)	Sensitivity represents the favourable and unfavourable effect on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in RBS’s valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be shown.

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

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans and advances	0.3
			DCF based on recoveries	Credit spreads (1)	869bps	7852bps
				Price (2)	0%	101%
Customer accounts		0.5
			DCF based on recoveries	Credit spreads (1)	0bps	25bps
Debt securities	1.0
			Price	Price (2)	0%	117%
Equity shares	0.7
			Fund valuation statement	Valuation (4)	92%	108%
			DCF based on recoveries	Recovery rates (3)	0%	30%
			Price	Price (2)	0	883pence
Derivatives	1.9	1.7
Credit	0.2	0.2	DCF based on recoveries	Recovery rates (3)	0%	40%
				Credit spreads (1)	12bps	384bps
Interest and foreign exchange contracts	1.7	1.5	Option pricing model	Correlation (5)	0%	99%
				Volatility (6)	16%	99%

Notes:

(1)	Credit spreads and discount margins: credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.
(2)	Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected pay-outs. Similarly to price, an instrument’s yield may be compared with other instruments’ yields either directly or indirectly.
(3)	Recovery rate: reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.
(4)	Valuation: for private equity investments, risk may be measured by beta, estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA.
(5)	Correlation: measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.
(6)	Volatility: a measure of the tendency of a price to change with time.
(7)	Level 3 structured notes issued of £0.5 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(8)	RBS does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.
(9)	The table above excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer but unfavourable for the note holder. Whilst RBS indicates where it considers that there are significant relationships between the inputs, there inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

Notes on the consolidated accounts

The Level 3 sensitivities on the previous page are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely potential uncertainty on the portfolio as a whole. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be displayed. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

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

Where markets are liquid or very liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. This can be more difficult as assessing the liquidity of a market is not always straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an over-the-counter (OTC) derivative assessing the liquidity of the market with no central exchange is more difficult.

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

The decision to classify a modelled instrument as Level 2 or 3 will be dependent upon the product/model combination, the currency, the maturity, the observability and quality of input parameters and other factors. All these must be assessed to classify the asset.

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

The availability and quality of independent pricing information are considered during the classification process. An assessment is made regarding the quality of the independent information. For example, where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be Level 3. This hurdle rate is that used in the IPV process to determine the IPV quality rating. However, where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as Level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

For some instruments with a wide number of available price sources, there may be differing quality of available information and there may be a wide range of prices from different sources. In these situations the highest quality source is used to determine the classification of the asset. For example, a tradable quote would be considered a better source than a consensus price.

Notes on the consolidated accounts

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

Other considerations

Valuation adjustments

CVA applied to derivative exposures and own credit adjustments applied to derivative liabilities are calculated on a portfolio basis. Whilst the methodology used to calculate each of these adjustments references certain inputs which are not based on observable market data, the uncertainty of the inputs is not considered to have a significant effect on the net valuation of the related portfolios. The classification of the derivative portfolios which the valuation adjustments are applied to is not determined by the observability of the valuation adjustments, and any related sensitivity does not form part of the Level 3 sensitivities presented.

Funding related adjustments

The discount rates applied to derivative cash flows in determining fair value reflect any underlying collateral agreements. Collateralised derivative exposures are generally discounted at the relevant OIS rates whilst funding valuation adjustments are applied to uncollateralised derivative exposures. Whilst these adjustments reference certain inputs which are not based on observable market data, the uncertainty of the inputs is not considered to have a significant effect on the valuation of the individual trades. The classification of derivatives is not determined by the observability of these adjustments, and any related sensitivity does not form part of the Level 3 sensitivities presented.

Own credit - issued debt

For issued debt the own credit adjustment is based on debt issuance spreads above average inter-bank rates at the reporting date (at a range of tenors). Whilst certain debt issuance spreads are not based on observable market data, the uncertainty of the inputs is not considered to have a significant effect on the valuation of individual trades. Neither the classification of issued debt nor any related valuation sensitivities are determined by the observability of the debt issuance spreads.

Movement in level 3
	2015				2014
	FVTPL	AFS	Total	Total	FVTPL	AFS	Total	Total
	assets (2)	assets	assets	liabilities	assets (2)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	4,673	634	5,307	4,595	5,167	1,594	6,761	4,631
Amount recorded in the income statement (1)	(973)	(3)	(976)	(1,169)	107	(1)	106	1
Amount recorded in the statement of comprehensive
income	—	198	198	—	—	(45)	(45)	—
Level 3 transfers in	1,722	150	1,872	1,532	1,142	6	1,148	1,770
Level 3 transfers out	(657)	(35)	(692)	(731)	(967)	(158)	(1,125)	(690)
Issuances	1	—	1	36	—	—	—	109
Purchases	557	7	564	40	861	8	869	59
Settlements	(868)	(117)	(985)	(1,573)	(998)	(367)	(1,365)	(1,253)
Sales	(1,312)	(69)	(1,381)	(15)	(622)	(428)	(1,050)	(51)
Foreign exchange and other adjustments	9	—	9	1	(17)	25	8	19
At 31 December	3,152	765	3,917	2,716	4,673	634	5,307	4,595

Amounts recorded in the income statement in respect
of balances held at year end
- unrealised	(154)	(1)	(155)	(472)	151	(4)	147	(171)
- realised	(43)	12	(31)	(4)	(83)	3	(80)	105

Notes:

(1)	There were no net losses on HFT instruments (2014 - £100 million) recorded in income from trading activities in continuing operations. Net gains on other instruments of £193 million (2014 - £205 million) were recorded in other operating income and interest income as appropriate in continuing operations. There were no losses in discontinued operations.
(2)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes on the consolidated accounts

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value
	approximates carrying	Carrying		Fair value of hierarchy level
	value	value	Fair value	Level 1	Level 2	Level 3
2015	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	79.4

Loans and advances to banks	0.8	7.5	7.5	—	3.6	3.9

Loans and advances to customers
UK PBB
- mortgages		104.5	105.3	—	—	105.3
- other		15.3	14.9	—	—	14.9
Ulster Bank RoI
- mortgages		12.7	11.0	—	—	11.0
- other		4.0	3.9	—	—	3.9
Commercial Banking
- commercial real estate		16.3	16.0	—	—	16.0
- other		75.0	71.3	—	0.1	71.2
Private Banking		11.2	11.2	—	—	11.2
RBS International		7.2	7.0	—	—	7.0
CIB		6.6	6.6	—	0.2	6.4
Capital Resolution		15.7	14.6	—	0.9	13.7
Williams & Glyn		20.0	19.9	—	—	19.9
Central items & other		0.2	0.2	—	0.1	0.1
Total loans and advances to customers		288.7	281.9	—	1.3	280.6

Of which:
Performing		281.8	275.2	—	1.3	273.9
Non-performing		6.9	6.7	—	—	6.7

Debt securities		7.3	7.2	5.0	1.0	1.2
Settlement balances	4.1

Financial liabilities
Deposits by banks	4.5	3.7	3.7	—	0.9	2.8
Customer accounts	253.2	76.9	76.9	—	31.2	45.7
Debt securities in issue		21.0	21.8	—	19.5	2.3
Settlement balances	3.4
Notes in circulation (1)	1.9
Subordinated liabilities		19.0	19.3	—	19.2	0.1

Note:

(1)	Included in Provisions, accruals and other liabilities.

Notes on the consolidated accounts

	Items where fair value
	approximates carrying	Carrying		Fair value of hierarchy level
	value	value	Fair value	Level 1	Level 2	Level 3
2014*	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	74.9

Loans and advances to banks	1.0	12.8	12.8	—	6.6	6.2

Loans and advances to customers
UK PBB
- mortgages		95.3	94.9	—	—	94.9
- other		16.3	16.0	—	—	16.0
Ulster Bank RoI
- mortgages		13.9	11.7	—	—	11.7
- other		4.2	4.1	—	—	4.1
Commercial Banking
- commercial real estate		17.5	16.5	—	—	16.5
- other		67.4	65.0	—	—	65.0
Private Banking		11.0	11.0	—	—	11.0
RBS International		7.0	7.0	—	—	7.0
CIB		10.8	10.6	—	0.5	10.1
Capital Resolution		45.1	43.4	—	0.4	43.0
Williams & Glyn		19.5	19.2	—	—	19.2
Central items & other		4.1	4.1	—	1.1	3.0
Total loans and advances to customers		312.1	303.5	—	2.0	301.5

Of which:
Performing		300.5	292.5	—	2.0	290.5
Non-performing		11.6	11.0	—	—	11.0

Debt securities		7.6	7.5	4.7	1.9	0.9
Settlement balances	4.7

Financial liabilities
Deposits by banks	4.2	6.4	6.4	—	1.4	5.0
Customer accounts	234.9	100.7	100.7	—	54.8	45.9
Debt securities in issue		33.6	35.0	—	32.0	3.0
Settlement balances	4.5
Notes in circulation (1)	1.8
Subordinated liabilities		22.0	22.5	—	22.4	0.1

Note:

(1)	Included in Provisions, accruals and other liabilities.

*Re-presented to reflect the segmental reorganisation

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

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is a reasonable approximation of fair value.

Loans and advances to banks and customers

In estimating the fair value of loans and advances to banks and customers measured at amortised cost, RBS’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)	Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: institutional and corporate lending in CIB.

(b)	Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK PBB, Ulster Bank RoI Commercial Banking (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, such as Ulster Bank RoI’s portfolio of lifetime tracker mortgages, a bespoke approach is used based on available market data.

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

10 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2015			2014
	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	79,404	—	79,404	74,872	—	74,872
Loans and advances to banks	30,536	110	30,646	43,175	560	43,735
Loans and advances to customers	111,455	222,437	333,892	149,118	229,120	378,238
Debt securities	28,188	53,909	82,097	24,756	61,893	86,649
Equity shares	—	1,361	1,361	—	5,635	5,635
Settlement balances	4,116	—	4,116	4,667	—	4,667
Derivatives	41,489	221,025	262,514	67,022	286,568	353,590

Liabilities
Deposits by banks	37,937	359	38,296	59,034	1,631	60,665
Customer accounts	364,394	5,904	370,298	384,079	7,560	391,639
Debt securities in issue	9,556	21,594	31,150	10,690	39,590	50,280
Settlement balances and short positions	6,194	18,005	24,199	6,426	21,106	27,532
Derivatives	42,675	212,030	254,705	69,103	280,702	349,805
Subordinated liabilities	323	19,524	19,847	3,272	19,633	22,905

Notes on the consolidated accounts

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

Held-for-trading assets of £362.7 billion (2014 - £498.2 billion) and liabilities of £344.4 billion (2014 - £477.1 billion) have been excluded from the following tables.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2015	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	79,404	—	—	—	—	—
Loans and advances to banks	8,143	25	—	26	—	—
Debt securities	6,262	8,815	8,280	7,700	12,692	2,442
Settlement balances	4,116	—	—	—	—	—
Total maturing assets	97,925	8,840	8,280	7,726	12,692	2,442
Loans and advances to customers	45,562	29,421	62,391	51,261	63,928	72,987
Derivatives held for hedging	484	1,106	1,571	433	228	88
	143,971	39,367	72,242	59,420	76,848	75,517

Liabilities by contractual maturity
Deposits by banks	7,125	781	1	1	200	66
Debt securities in issue	3,779	4,832	7,347	8,035	4,448	336
Subordinated liabilities	41	957	4,955	2,344	13,037	3,986
Settlement balances and other liabilities	5,276	—	—	—	—	—
Total maturing liabilities	16,221	6,570	12,303	10,380	17,685	4,388
Customer accounts	325,099	5,501	1,740	339	12	26
Derivatives held for hedging	144	291	605	413	635	701
	341,464	12,362	14,648	11,132	18,332	5,115

Maturity gap	81,704	2,270	(4,023)	(2,654)	(4,993)	(1,946)
Cumulative maturity gap	81,704	83,974	79,951	77,297	72,304	70,358

Guarantees and commitments notional amount
Guarantees (1)	9,036	—	—	—	—	—
Commitments (2)	132,198	—	—	—	—	—
	141,234	—	—	—	—	—

Notes on the consolidated accounts

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2014	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	74,872	—	—	—	—	—
Loans and advances to banks	15,110	975	219	46	15	—
Debt securities	5,889	5,328	5,014	4,684	6,103	2,602
Settlement balances	4,667	—	—	—	—	—
Total maturing assets	100,538	6,303	5,233	4,730	6,118	2,602
Loans and advances to customers	56,664	37,249	64,266	56,726	64,051	71,492
Derivatives held for hedging	611	1,483	2,281	711	380	63
	157,813	45,035	71,780	62,167	70,549	74,157

Liabilities by contractual maturity
Deposits by banks	8,287	754	793	8	575	140
Debt securities in issue	2,591	7,585	12,952	8,536	8,897	1,926
Subordinated liabilities	1,243	2,731	3,045	4,365	13,394	3,698
Settlement balances and other liabilities	6,295	5	4	—	—	—
Total maturing liabilities	18,416	11,075	16,794	12,909	22,866	5,764
Customer accounts	328,158	7,884	3,170	1,082	114	23
Derivatives held for hedging	140	348	789	543	949	1,010
	346,714	19,307	20,753	14,534	23,929	6,797

Maturity gap	82,122	(4,772)	(11,561)	(8,179)	(16,748)	(3,162)
Cumulative maturity gap	82,122	77,350	65,789	57,610	40,862	37,700

Guarantees and commitments notional amount
Guarantees (1)	16,721	—	—	—	—	—
Commitments (2)	212,777	—	—	—	—	—
	229,498	—	—	—	—	—

Notes:

(1)	RBS is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. RBS expects most guarantees it provides to expire unused.
(2)	RBS has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. RBS does not expect all facilities to be drawn, and some may lapse before drawdown.

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Individually	Collectively	Latent		2014
	assessed	assessed		2015
	£m	£m	£m	£m	£m
At 1 January	11,294	5,190	1,016	17,500	25,216
Transfers to disposal groups	(20)	—	—	(20)	(553)
Currency translation and other adjustments	(441)	(110)	(24)	(575)	(667)
Disposals	—	—	—	—	(6)
Amounts written-off	(7,802)	(1,162)	—	(8,964)	(5,278)
Recoveries of amounts previously written-off	104	71	—	175	205
(Releases)/losses to income statement
- continuing operations	(410)	(35)	(408)	(853)	(1,364)
- discontinued operations	—	—	—	—	194
Unwind of discount (recognised in interest income)	(51)	(93)	—	(144)	(247)
At 31 December (1)	2,674	3,861	584	7,119	17,500

Notes:

(1)	Includes £1 million relating to loans and advances to banks (2014 - £40 million).
(2)	The table above excludes impairments relating to securities.

Impairment (releases)/losses charged to the income statement (continuing operations)	2015	2014	2013
	£m	£m	£m
Loans and advances to customers	(849)	(1,354)	8,120
Loans and advances to banks	(4)	(10)	(15)
	(853)	(1,364)	8,105
Debt securities	126	12	15
	(727)	(1,352)	8,120

Notes on the consolidated accounts

The following tables analyse impaired financial assets.
	2015			2014
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	1	1	—	42	40	2
Loans and advances to customers (2)	10,849	6,534	4,315	25,201	16,444	8,757
	10,850	6,535	4,315	25,243	16,484	8,759

Notes:

(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £5,047 million (2014 - £17,655 million).

	Carrying value
	2015	2014
	£m	£m
Available-for-sale securities
Debt securities	171	143
Equity shares	33	22

Loans and receivables
Debt securities	19	29
	223	194

Financial and non-financial assets recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements, were £34 million (2014 - £43 million).

In general, RBS seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

12 Derivatives

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

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. At 31 December 2015, variable rate financial assets of £77 billion (2014 - £80 billion) and variable rate financial liabilities of £29 billion (2014 - £14 billion) were hedged in such cash flow hedge relationships.

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

Notes on the consolidated accounts

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed-rate loans, government securities, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. At 31 December 2015, fixed rate financial assets of £25 billion (2014 - £18 billion) and fixed rate financial liabilities of £21 billion (2014 - £32 billion) were hedged by interest rate swaps in fair value hedge relationships.

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

	2015			2014
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	1,962	22,922	22,403	2,025	32,960	33,419
Currency swaps	759	18,293	21,878	870	22,254	26,844
Options purchased	484	13,706	—	896	23,458	—
Options written	495	—	13,947	881	—	23,457

Interest rate contracts
Interest rate swaps	12,535	174,438	162,040	20,161	219,411	211,287
Options purchased	1,372	31,310	—	1,471	49,248	—
Options written	1,333	—	32,497	1,552	—	47,866
Futures and forwards	4,543	390	317	4,133	886	739

Credit derivatives	67	909	840	125	2,254	2,611

Equity and commodity contracts	18	546	783	78	3,119	3,582
		262,514	254,705		353,590	349,805

Included in the table above are derivatives held for hedging purposes as follows:

	2015		2014
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Fair value hedging
Interest rate contracts	1,480	1,667	2,122	2,319

Cash flow hedging
Interest rate contracts	2,231	917	3,240	1,291
Exchange rate contacts	52	2	—	5

Net investment hedging
Exchange rate contracts	62	17	78	6
Total	3,825	2,603	5,440	3,621

Hedge ineffectiveness recognised in other operating income in continuing operations comprised:
	2015	2014	2013
	£m	£m	£m
Fair value hedging
Gains/(losses) on the hedged items attributable to the hedged risk	110	809	(165)
(Losses)/gains on the hedging instruments	(39)	(840)	154
Fair value hedging ineffectiveness	71	(31)	(11)
Cash flow hedging ineffectiveness	(23)	(33)	(64)
	48	(64)	(75)

Notes on the consolidated accounts

The following table shows when hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	0-1 years	1-5 years	5-10 years	10-20 years	Over 20 years	Total
Hedged forecast cash flows expected to occur	£m	£m	£m	£m	£m	£m
2015
Forecast receivable cash flows	332	828	231	—	—	1,391
Forecast payable cash flows	(119)	(192)	(62)	(78)	(11)	(462)

2014
Forecast receivable cash flows	278	844	227	—	—	1,349
Forecast payable cash flows	(49)	(100)	(61)	(92)	(12)	(314)

13 Debt securities
	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS (1)
2015	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	4,107	4,627	22,222	576	3,689	636	35,857	707
Designated as at fair value through profit or loss	—	—	111	—	—	—	111	—
Available-for-sale	9,110	10,265	12,137	1,639	5,578	102	38,831	2,362
Loans and receivables	—	—	—	1	2,242	144	2,387	2,222
Held-to-maturity	4,911	—	—	—	—	—	4,911	—
	18,128	14,892	34,470	2,216	11,509	882	82,097	5,291

Available-for-sale
Gross unrealised gains	383	104	269	3	110	7	876	88
Gross unrealised losses	(7)	(62)	(9)	(1)	(58)	(3)	(140)	(42)

2014
Held-for-trading	6,218	7,709	24,451	1,499	7,372	1,977	49,226	3,559
Designated as at fair value through profit or loss	—	—	111	2	4	—	117	—
Available-for-sale	4,747	5,230	11,058	3,404	5,073	161	29,673	3,608
Loans and receivables	—	—	—	185	2,774	137	3,096	2,734
Held-to-maturity	4,537	—	—	—	—	—	4,537	—
	15,502	12,939	35,620	5,090	15,223	2,275	86,649	9,901

Available-for-sale
Gross unrealised gains	451	144	541	8	166	6	1,316	128
Gross unrealised losses	(1)	(5)	(3)	(1)	(133)	(2)	(145)	(120)

Note:

(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Gross gains of £69 million (2014 - £502 million) and gross losses of £133 million (2014 - £386 million) were realised on the sale of available-for-sale securities in continuing operations.

Gross gains of £11 million (2014 - £20 million) and gross losses of nil (2014 - £3 million) were realised on the sale of available-for-sale securities in discontinued operations.

Notes on the consolidated accounts

The following table analyses available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	0-1 years		1-5 years		5-10 years		Over 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2015	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	2,830	0.2	2,333	2.4	2,081	2.4	1,866	3.3	9,110	1.9
- US	4,544	0.9	2,254	2.0	2,528	2.1	939	2.9	10,265	1.6
- other	4,872	1.1	3,897	2.0	2,674	1.4	694	2.6	12,137	1.5
Banks	776	1.3	714	0.4	149	0.8	—	—	1,639	0.9
Other financial institutions	1,166	1.1	1,867	0.9	2,080	2.4	465	0.4	5,578	1.5
Corporate	102	0.1	—	—	—	—	—	—	102	0.1
	14,290	0.9	11,065	1.8	9,512	2.0	3,964	2.8	38,831	1.6

Of which ABS (1)	518	0.9	963	0.4	416	0.6	465	0.4	2,362	0.5

2014
Central and local governments
- UK	124	1.0	1,473	1.1	1,253	2.8	1,897	3.8	4,747	2.6
- US	241	0.3	3,126	2.4	1,863	2.0	—	—	5,230	2.2
- other	4,838	1.1	2,784	3.1	2,023	1.8	1,413	3.0	11,058	2.0
Banks	1,610	0.8	571	1.1	960	1.3	263	1.6	3,404	1.0
Other financial institutions	1,237	0.5	1,062	0.5	1,599	1.3	1,175	0.6	5,073	0.8
Corporate	127	0.2	34	0.7	—	—	—	—	161	0.3
	8,177	0.9	9,050	2.1	7,698	1.8	4,748	2.7	29,673	1.8

Of which ABS (1)	403	0.2	866	0.3	1,515	0.2	824	0.5	3,608	0.3

Note:

(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

14 Equity shares
	2015			2014
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	627	33	660	4,709	112	4,821
Designated as at fair value through profit or loss	1	146	147	11	290	301
Available-for-sale	53	501	554	145	368	513
	681	680	1,361	4,865	770	5,635

Available-for-sale
Gross unrealised gains	8	281	289	26	183	209
Gross unrealised losses	—	(8)	(8)	(4)	(8)	(12)

Gross gains of £61 million (2014 - £175 million) and gross losses of £1 million (2014 - £64 million) were realised on the sale of available-for-sale equity shares in continuing operations. There were no gains or losses in discontinued operations.

Dividend income from available-for-sale equity shares was £45 million (2014 - £30 million) in continuing operations and £15 million (2014 - £22 million) in discontinued operations.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. Unquoted equity shares generated no material gains or losses in 2015 or 2014.

Notes on the consolidated accounts

15 Intangible assets
	2015			2014
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	17,121	3,048	20,169	25,282	5,593	30,875
Transfers to disposal groups	(220)	(156)	(376)	(8,055)	(1,124)	(9,179)
Currency translation and other adjustments	(418)	(6)	(424)	(86)	20	(66)
Additions	—	614	614	—	631	631
Disposals and write-off of fully amortised assets	—	(1,310)	(1,310)	(20)	(2,072)	(2,092)
At 31 December	16,483	2,190	18,673	17,121	3,048	20,169

Accumulated amortisation and impairment
At 1 January	10,857	1,531	12,388	15,143	3,364	18,507
Transfers to disposal groups	—	(149)	(149)	(4,098)	(532)	(4,630)
Currency translation and other adjustments	(430)	(13)	(443)	(298)	(5)	(303)
Disposals and write-off of fully amortised assets	—	(1,222)	(1,222)	(20)	(2,058)	(2,078)
Charge for the year
- continuing operations	—	230	230	—	259	259
- discontinued operations	—	—	—	—	100	100
Write down of goodwill and other intangible assets
- continuing operations	498	834	1,332	130	393	523
- discontinued operations	—	—	—	—	10	10
At 31 December	10,925	1,211	12,136	10,857	1,531	12,388

Net book value at 31 December	5,558	979	6,537	6,264	1,517	7,781

Note:

(1)	Principally internally generated software.

The Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash-generating unit (CGU) to which goodwill has been allocated with its carrying value. The Group’s goodwill was reviewed at 30 September 2015 and was also subject to a further full review at 31 December 2015 following the changes to the reportable segments described in Note 36.

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

The recoverable amounts for all CGUs at 30 September 2015 and 31 December 2015 were based on value in use, using management's latest five-year forecasts. The long-term growth rates have been based on nominal UK GDP growth rates. The risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGU’s.

The annual review at 30 September 2015 indicated no impairment to goodwill.

Following the changes to the reportable segments, the Group’s goodwill was subject to a further full review at 31 December 2015 using revised business forecasts. This resulted in full impairment of the £498 million goodwill relating to Private Banking.

As a result of the changes to the reportable segments in 2015 goodwill of £0.3 billion was allocated to RBS International, £0.2 billion of which was previously reported in Commercial Banking and £0.1 billion of which was previously reported in Private Banking. Goodwill of £0.2 billion was allocated from Private Banking to International Private Banking which had been included within disposal groups since 31 March 2015, see Note 18. In addition, goodwill of £0.1 billion that was written off in 2014 was allocated to Capital Resolution from Corporate & Institutional Banking.

In 2014, the change in reportable segments resulted in the £2.8 billion goodwill attributed to UK Corporate being allocated to Commercial Banking (£2.1 billion), UK Personal & Business Banking (£0.6 billion) and Corporate & Institutional Banking (£0.1 billion). All UK Retail, Wealth and US Retail & Commercial goodwill was allocated to UK Personal & Business Banking, Private Banking and Citizens Financial Group respectively. The goodwill allocated to Corporate & Institutional Banking was written-off immediately following the 2014 re-segmentation.

The analysis of goodwill by reportable segment is shown in Note 36.

Notes on the consolidated accounts

The carrying value of goodwill and the amount by which it is exceeded by the recoverable amount are set out below by reportable segment, along with the key assumptions applied in calculating the recoverable amount and sensitivities to changes in those assumptions. The details below are based on the updated review performed at 31 December 2015 and take into account the revised reportable segments.

							Consequential
					Consequential impact of 1%		impact of 5%
		Assumptions		Recoverable amount	adverse movement in		adverse movement
	Goodwill	Terminal growth rate	Pre-tax discount rate	exceeded carrying value	Discount rate	Terminal growth rate	in forecast pre-tax earnings
31 December 2015	£bn	%	%	£bn	£bn	£bn	£bn
UK Personal & Business Banking	3.4	4.5	12.0	10.7	(2.6)	(1.5)	(1.7)
Commercial Banking	1.9	4.5	12.1	6.4	(1.9)	(0.9)	(1.2)
RBS International	0.3	4.5	10.2	1.2	(0.5)	(0.3)	(0.2)

30 September 2014
UK Personal & Business Banking	3.4	4.5	11.5	17.6	(3.6)	(2.5)	(1.6)
Commercial Banking	2.1	4.5	11.7	3.0	(1.9)	(0.9)	(1.0)
Private Banking	0.8	4.5	11.4	0.7	(0.5)	(0.3)	(0.2)

Other intangible assets are reviewed for indicators of impairment. In 2015, £834 million (2014 - £401 million) of previously capitalised software was written-off primarily as a result of the reorganisation of CIB.

16 Property, plant and equipment
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2015	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,933	2,860	240	1,334	2,982	1,551	10,900
Transfers to disposal groups	—	(7)	—	(41)	(25)	—	(73)
Currency translation and other adjustments	(100)	13	(2)	(4)	1	15	(77)
Additions	31	139	8	125	350	202	855
Change in fair value of investment properties
- continuing operations	2	—	—	—	—	—	2
Disposals and write-off of fully depreciated assets	(951)	(446)	(69)	(155)	(1,003)	(212)	(2,836)
At 31 December	915	2,559	177	1,259	2,305	1,556	8,771

Accumulated impairment, depreciation and amortisation
At 1 January	—	1,006	130	798	2,137	662	4,733
Transfers to disposal groups	—	(3)	—	(24)	(23)	—	(50)
Currency translation and other adjustments	—	9	11	(3)	(2)	5	20
Write down of property, plant and equipment	—	279	—	—	93	—	372
Disposals and write-off of fully depreciated assets	—	(263)	(49)	(106)	(802)	(144)	(1,364)
Charge for the year
- continuing operations	—	62	(5)	94	274	153	578
At 31 December	—	1,090	87	759	1,677	676	4,289

Net book value at 31 December	915	1,469	90	500	628	880	4,482

Notes on the consolidated accounts

			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2014	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	2,633	2,978	286	1,732	4,244	1,899	13,772
Transfers to disposal groups	—	(131)	—	(275)	(1,034)	(210)	(1,650)
Currency translation and other adjustments	(175)	17	(2)	11	59	23	(67)
Reclassifications	—	(8)	—	—	8	—	—
Additions	117	52	2	60	319	230	780
Expenditure on investment properties	13	—	—	—	—	—	13
Change in fair value of investment properties
- continuing operations	(25)	—	—	—	—	—	(25)
Disposals and write-off of fully depreciated assets	(630)	(48)	(46)	(194)	(614)	(391)	(1,923)
At 31 December	1,933	2,860	240	1,334	2,982	1,551	10,900

Accumulated impairment, depreciation and amortisation
At 1 January	—	963	169	980	2,981	770	5,863
Transfers to disposal groups	—	(41)	—	(205)	(800)	(55)	(1,101)
Currency translation and other adjustments	—	1	(6)	7	50	7	59
Reclassifications	—	—	—	1	(1)	—	—
Write down of property, plant and equipment	—	4	—	2	4	—	10
Disposals and write-off of fully depreciated assets	—	(20)	(42)	(103)	(449)	(234)	(848)
Charge for the year
- continuing operations	—	95	9	97	305	165	671
- discontinued operations	—	4	—	19	47	9	79
At 31 December	—	1,006	130	798	2,137	662	4,733

Net book value at 31 December	1,933	1,854	110	536	845	889	6,167

Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The fair value measurement of non-specialised properties in locations where the market for such properties is active and transparent are categorised as level 2 - 94% (2014 - 78%); otherwise investment property fair value measurements are categorised as level 3 - 6% (2014 - 22%).

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of £700 million (2014 - £932 million) was valued by independent valuers.

Rental income from investment properties in continuing operations was £79 million (2014 - £217 million). Direct operating expenses of investment properties in continuing operations were £14 million (2014 - £81 million).

17 Prepayments, accrued income and other assets
	2015	2014*
	£m	£m
Prepayments	393	623
Accrued income	326	486
Tax recoverable	175	342
Pension schemes in net surplus (refer to Note 4)	215	180
Interests in associates	1,212	1,054
Other assets	1,921	3,078
	4,242	5,763
*Restated - refer to page 270 for further details.

Notes on the consolidated accounts

18 Discontinued operations and assets and liabilities of disposal groups

In accordance with a commitment to the European Commission to divest Citizens Financial Group, Inc. (Citizens) by 31 December 2016, RBS disposed of 30% of its interest in Citizens during the second half of 2014 primarily through an initial public offering in the USA and disposed of further tranches of 28% in March 2015, 21% in August 2015 and the remaining 21% in October 2015 to complete the divestment. Consequently, Citizens is classified as a disposal group and treated as a discontinued operation until October 2015. From 3 August 2015, Citizens was an associated undertaking.

On reclassification to disposal groups at 31 December 2014, the carrying value of Citizens exceeded its fair value less costs to sell (Fair Value Hierarchy level 2: based on the quoted price of shares in Citizens Financial Group, Inc.) by £3,994 million and the carrying value of the assets and liabilities of the disposal group was adjusted by this amount. This loss was attributed to the intangible assets of the disposal group. The gain on disposal in 2015 comprised £248 million on the derecognition of assets and liabilities, and £989 million in respect of reserves reclassified in accordance with IFRS.

(a) Profit/(loss) from discontinued operations, net of tax
	2015	2014	2013
	£m	£m	£m
Citizens
Interest receivable	1,433	2,204	2,252
Interest payable	(144)	(191)	(288)
Net interest income	1,289	2,013	1,964
Non-interest income	615	1,043	1,056
Total income	1,904	3,056	3,020
Operating expenses	(1,181)	(2,123)	(2,102)
Profit before impairment losses	723	933	918
Impairment losses	(103)	(197)	(312)
Operating profit before tax	620	736	606
Tax charge	(212)	(228)	(196)
Profit after tax	408	508	410
Provision for gain/(loss) on disposal of subsidiary	10	(3,994)	—
Gain on disposal of subsidiary	1,147	—	—
Provision for loss on disposal of interest in associate	(130)	—	—
Gain on disposal of interest in associate	90	—	—
Profit/(loss) from Citizens discontinued operation, net of tax	1,525	(3,486)	410

Other
Net insurance premium income	—	—	699
Other income from insurance business	—	—	62
Insurance income	—	—	761
Other income	33	24	26
Total income	33	24	787
Operating expenses	(4)	(2)	(172)
Profit before insurance net claims	29	22	615
Insurance net claims	—	—	(445)
Operating profit before tax	29	22	170
Tax charge	(13)	(10)	(29)
Profit after tax	16	12	141

Businesses acquired exclusively with a view to disposal
Profit after tax	—	29	7
Profit from other discontinued operations, net of tax	16	41	148

Other discontinued operations reflect the results of Direct Line Insurance Group plc presented as a discontinued operation until 12 March 2013; also included are some remaining elements of the RBS N.V. business. The profit from discontinued operations includes a gain of £334 million (2014 - £82 million; 2013 - £37 million) attributable to non-controlling interests.

Notes on the consolidated accounts

(b) Operating cash flows attributable to discontinued operations

Included within RBS’s cash flows are the following amounts attributable to discontinued operations:

	2015	2014	2013
	£m	£m	£m
Net cash flows from operating activities	(57)	3,997	359
Net cash flows from investing activities	(6)	(4,194)	(1,172)
Net cash flows from financing activities	10	596	(355)
Net (decrease)/increase in cash and cash equivalents	(58)	129	(218)

(c) Assets and liabilities of disposal groups
	2015	2014
	£m	£m
Assets of disposal groups
Cash and balances at central banks	535	622
Loans and advances to banks	709	1,745
Loans and advances to customers	1,639	60,550
Debt securities and equity shares	443	15,865
Derivatives	30	402
Intangible assets	—	583
Property, plant and equipment	19	549
Other assets	111	1,695
Discontinued operations and other disposal groups	3,486	82,011

Liabilities of disposal groups
Deposits by banks	32	6,794
Customer accounts	2,805	61,289
Debt securities in issue	—	1,625
Derivatives	28	144
Settlement balances	7	—
Subordinated liabilities	—	226
Other liabilities	108	1,242
Discontinued operations and other disposal groups	2,980	71,320

Disposal groups at 31 December 2015 is primarily International Private Banking (fair value less costs to sell reflects the agreed sale to Union Bancaire Privée: fair value hierarchy 3) (£3,344 million assets; £2,724 million liabilities).

Disposal groups at 31 December 2014 includes Citizens along with some remaining elements of the RBS N.V. business.

19 Short positions
	2015	2014
	£m	£m
Debt securities
- Government	19,840	20,856
- Other issuers	967	1,962
Equity shares	2	211
	20,809	23,029

Note:

(1)	All short positions are classified as held-for-trading.

Notes on the consolidated accounts

20 Provisions, accruals and other liabilities
	2015	2014
	£m	£m
Notes in circulation	1,886	1,803
Current tax	368	586
Accruals	1,915	2,833
Deferred income	359	502
Provisions for liabilities and charges (see table below)	7,366	4,774
Other liabilities	3,221	2,848
	15,115	13,346

			Regulatory and legal actions
Provisions for liabilities and charges	Payment	Interest rate	Other		Other	Litigation (5)		Total
	protection	hedging	customer	FX	regulatory		Property
	insurance (1)	products (2)	redress (3)	investigations (4)	provisions (4)		and other (6)
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	799	424	580	320	183	1,805	663	4,774
Transfer	—	—	—	(15)	(81)	96	—	—
Currency translation and other
movements	—	—	—	16	1	105	106	228
Charge to income statement
- continuing operations	600	81	419	334	27	2,179	1,424	5,064
Releases to income statement
- continuing operations	(1)	(13)	(34)	—	(7)	(26)	(417)	(498)
Provisions utilised	(402)	(343)	(293)	(349)	(82)	(215)	(518)	(2,202)
At 31 December 2015	996	149	672	306	41	3,944	1,258	7,366

Notes:

(1)	To reflect the developments detailed in Note 30, RBS increased its provision for PPI by £600 million in 2015 (2014 - £650 million; 2013 - £900 million), bringing the cumulative charge to £4.3 billion, of which £3.3 billion (77%) in redress had been paid by 31 December 2015. Of the £4.3 billion cumulative charge, £3.9 billion relates to redress and £0.4 billion to administrative expenses.

The principal assumptions underlying RBS’s provision in respect of PPI sales are: assessment of the total number of complaints that RBS will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of RBS’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FSA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FSA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumption	Actual to date	Current assumptions	Change in assumption %	Consequential change in provision £m
Single premium book past business review take up rate	55%	56%	+/-5	+/-55
Uphold rate (1)	91%	89%	+/-5	+/-35
Average redress	£1,677	£1,638	+/-5	+/-36

Note:

(1)	Uphold rates exclude claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to RBS of administering the redress process. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions related to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions.

Background information in relation to PPI claims is given in Note 30.

Notes on the consolidated accounts

(2)	RBS has a provision of £149 million for its liability in respect of the sale of Interest Rate Hedging Products (IRHP), having an incurred cost of £1.5 billion. The provision includes redress that will be paid to customers, consequential loss (including interest) on customer redress, the cost to RBS of exiting the hedging positions and the cost of undertaking the review.

In 2015, RBS increased its provision by £68 million (2014 - £185 million; 2013 - £550 million), principally reflecting a marginal increase in redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress payments. The outcomes of all cases have now been agreed with the independent skilled person appointed to review all decisions.

The cumulative charge for IRHP is £1.5 billion, of which £1.1 billion relates to redress and £0.4 billion to administrative expenses.

The principal assumptions underlying RBS’s provision are:

•	the proportion of relevant customers with interest rate caps that will ask to be included in the review;

•	the type of consequential loss claims that will be received;

•	movements in market rates that will impact the cost of closing out legacy hedging positions; and

•	the cost of the review.

Uncertainties remain over the number of transactions that will qualify for redress and the nature and cost of that redress, including the cost of consequential loss claims.

Background information in relation to Interest Rate Hedging Products claims is given in Note 30.

(3)	RBS has provided for other customer redress, primarily in relation to investment advice in retail and private banking, £100 million (2014 - £190 million) and packaged accounts, £157 million (2014 - £150 million).

(4)	RBS is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. An additional charge of £361 million was booked in 2015 (2014 - £820 million; 2013 - £124 million), primarily relating to investigations into the foreign exchange market, regulatory fines in connection with the June 2012 technology incident and other conduct and regulatory matters. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 30.

(5)	Arising out of its normal business operations, RBS is party to legal proceedings in the United Kingdom, the United States and other jurisdictions. An additional charge of £2.2 billion was recorded in 2015 as a result of greater levels of certainty on expected outcomes, primarily in respect of mortgage-backed securities and securities-related litigation following third party settlements and regulatory decisions. Detailed descriptions of RBS’s legal proceedings and discussion of the associated uncertainties are given in Note 30.

(6)	The majority of property provisions relate to vacant leasehold property and comprise the present value of the shortfall between rentals payable and rentals receivable from sub-letting. Other provisions include restructuring provisions of £483 million principally termination benefits.

Notes on the consolidated accounts

21 Deferred tax
	2015	2014*
	£m	£m
Deferred tax asset	(2,631)	(1,911)
Deferred tax liability	882	500
Net deferred tax asset	(1,749)	(1,411)

Net deferred tax asset comprised:
					Fair					Tax
		Accelerated			value of	AFS		Cash		losses
		capital		Deferred	financial	financial		flow	Share	carried
	Pension	allowances	Provisions	gains	instruments	assets	Intangibles	hedging	schemes	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2014	(498)	1,258	(1,483)	327	3	(15)	226	1	(12)	(2,496)	(282)	(2,971)
Transfer to disposal groups	28	(579)	423	—	—	60	(276)	48	—	—	33	(263)
Charge/(credit) to income
statement
- continuing operations	47	(181)	878	(4)	(18)	(5)	—	(62)	(13)	1,019	72	1,733
- discontinued operations	(6)	33	(38)	—	—	(2)	51	6	—	—	38	82
(Credit)/charge to other
comprehensive income	(291)	—	—	—	—	34	—	281	(3)	(12)	—	9
Currency translation and
other adjustments	2	10	(33)	—	(13)	(6)	4	6	(2)	10	21	(1)
At 1 January 2015	(718)	541	(253)	323	(28)	66	5	280	(30)	(1,479)	(118)	(1,411)
Acquisitions/(disposals) of subsidiaries	7	(19)	—	(3)	—	(5)	—	—	—	—	(1)	(21)
Charge/(credit) to income statement	162	(292)	(84)	(187)	48	(45)	—	100	3	134	155	(6)
(Credit)/charge to other comprehensive income	(314)	—	—	—	—	65	—	(128)	4	—	—	(373)
Currency translation and other adjustments	6	8	(7)	(1)	1	19	(1)	1	—	13	23	62
At 31 December 2015	(857)	238	(344)	132	21	100	4	253	(23)	(1,332)	59	(1,749)

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2015	2014*
	£m	£m
UK tax losses carried forward
- The Royal Bank of Scotland plc	462	489
- UK branch of RBS N.V.	1	—
- National Westminster Bank Plc	628	768
- Ulster Bank Limited	31	—
	1,122	1,257
Overseas tax losses carried forward
- Ulster Bank Ireland Limited	210	222
	1,332	1,479
*Restated - refer to page 270 for further details.

Notes on the consolidated accounts

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. In periods from April 2015, the Finance Act 2015 limits the offset of losses carried forward by UK banks to 50% of profits. The main rate of UK Corporation Tax will reduce from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020. Under the Finance (No 2) Act 2015, tax losses carried forward at 31 December 2015 are given credit in future periods at the main rate of UK corporation tax rate, excluding the Banking Surcharge rate (8%) introduced by the Act. Deferred tax assets and liabilities at 31 December 2015 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

The Royal Bank of Scotland plc – The Royal Bank of Scotland plc reported a taxable profit in 2011 and tax losses in 2012 and 2013. The tax loss for 2012 reflected the reversal of previous own credit gains offset by core banking profitability. In 2013 UK tax losses were largely attributable to loan impairment charges arising from the accelerated recovery strategy recorded in the final quarter of the period. In 2014, core profitability remained strong and a taxable profit arose. In 2015 a further tax loss arises as a result of restructuring costs incurred as part of RBS's strategic plan. A reduction in the carrying value of deferred tax assets of £701 million was recorded in 2013 with a further reduction of £850 million being recorded in 2014. In addition, deferred tax of £150 million was not recognised in respect of excess 2013 UK taxable losses. Restructuring will continue to constrain the utilisation of carried forward tax losses in the near-term. RBS expects that the balance of recognised deferred tax asset at 31 December 2015 of £462 million in respect of tax losses amounting to £2,433 million will be recovered by the end of 2020.

National Westminster Bank Plc – the deferred tax asset in respect of tax losses at 31 December 2015 relates to residual unrelieved trading losses that arose between 2009 and 2014. 59% of the losses that arose were relieved against taxable profits arising in other UK Group companies. Based on its strategic plan, RBS expects that the recognised deferred tax asset of £628 million in respect of tax losses amounting to £3,307 million will be recovered by the end of 2020.

Overseas tax losses

Ulster Bank Ireland Limited – a deferred tax asset of £210 million has been recognised in respect of losses of £1,678 million (2014 - £1,776 million; 2013 - £592 million) of total tax losses of £7,083 million carried forward at 31 December 2015 (2014 - £8,599 million; 2013 - £11,575 million). These losses arose principally as a result of significant impairment charges between 2008 and 2013 reflecting challenging economic conditions in the Republic of Ireland. Impairment charges have reduced and Ulster Bank Ireland Limited returned to profitability during 2014 and 2015. Based on RBS’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits by the end of 2022.

Unrecognised deferred tax

Deferred tax assets of £6,349 million (2014 - £5,738 million; 2013 - £4,942 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £27,483 million (2014 - £26,742 million; 2013 - £28,099 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other temporary differences, £4,737 million expire within five years and £7,148 million thereafter. The balance of tax losses and other temporary differences carried forward has no expiry date.

Deferred tax liabilities of £256 million (2014 - £186 million; 2013 - £186 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

Notes on the consolidated accounts

22 Subordinated liabilities
	2015	2014
	£m	£m
Dated loan capital	13,866	17,028
Undated loan capital	4,826	4,771
Preference shares	1,155	1,106
	19,847	22,905

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date and by the next call date.

		2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		19	—	—	369	—	631	1,019
US dollar		79	—	676	6,674	3,027	2,052	12,508
Euro		195	648	1,794	2,240	251	184	5,312
Other		30	—	—	737	—	241	1,008
		323	648	2,470	10,020	3,278	3,108	19,847

	Currently	2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	15	74	51	155	483	44	197	1,019
US dollar	3,208	880	1,435	750	5,240	995	—	12,508
Euro	—	1,091	1,063	2,540	321	250	47	5,312
Other	8	263	737	—	—	—	—	1,008
	3,231	2,308	3,286	3,445	6,044	1,289	244	19,847

		2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		700	—	—	381	—	640	1,721
US dollar		926	—	793	6,371	2,766	1,948	12,804
Euro		1,120	27	2,672	2,420	267	195	6,701
Other		526	—	77	796	—	280	1,679
		3,272	27	3,542	9,968	3,033	3,063	22,905

	Currently	2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	15	700	57	212	495	45	197	1,721
US dollar	2,871	1,962	—	2,020	5,007	944	—	12,804
Euro	—	1,284	861	3,893	347	267	49	6,701
Other	8	602	273	796	—	—	—	1,679
	2,894	4,548	1,191	6,921	5,849	1,256	246	22,905

Notes on the consolidated accounts

Issuances and redemptions during the year (values as at date of transaction) are set out below.
	Capital	2015	2014
	treatment	£m	£m
New issues
The Royal Bank of Scotland Group plc
€1,000 million 3.63% subordinated notes 2024	Tier 2	—	828
US$2,250 million 5.13% subordinated notes 2024	Tier 2	—	1,331
		—	2,159

Redemptions
The Royal Bank of Scotland Group plc
US$750 million 5.00% subordinated notes	Tier 2	—	453
US$250 million 5.00% subordinated notes	Tier 2	—	151
€391 million floating rate undated notes	Tier 1	—	310
US$318 million floating rate undated notes	Tier 1	—	188

The Royal Bank of Scotland plc
€23 million floating rate dated notes	Ineligible	17	—
US$675 million 5.05% dated notes	Ineligible	445	—
AU$18 million floating rate dated notes	Ineligible	9	—
AU$36 million floating rate dated notes	Ineligible	18	—
USD$ 238 million floating rate dated notes	Ineligible	154	—
€750 million 4.88% dated notes	Tier 2	546	—
£250 million 9.63% dated notes	Tier 2	250	—
CHF400 million 2.38% dated notes	Tier 2	259	—
CHF100 million 2.38% dated notes	Tier 2	65	—
CHF200 million 2.38% dated notes	Tier 2	129	—
AUD397 million floating rate subordinated notes	Tier 2	—	217
AUD265 million floating rate subordinated notes	Tier 2	—	145
CAD217 million floating rate subordinated notes	Tier 2	—	94
US$322 million floating rate subordinated notes	Tier 2	—	177
US$229 million floating rate subordinated notes	Tier 2	—	144
US$686 million floating rate subordinated notes	Tier 2	—	431
€227 million floating rate subordinated notes	Tier 2	—	179
CHF34 million floating rate subordinated notes	Tier 2	—	23
£56 million 6.00% undated notes	Tier 2	—	56
€176 million floating rate undated notes	Tier 2	—	138
€170 million floating rate undated notes	Tier 2	—	133
£1 million floating rate undated notes	Tier 2	—	1
AUD32 million floating rate subordinated notes (partial redemption)	Tier 2	—	17
AUD53.7 million floating rate subordinated notes (partial redemption)	Tier 2	—	29
€79.75 million floating rate notes (partial redemption)	Tier 2	—	65
US$211.9 million floating rate subordinated notes (partial redemption)	Tier 2	—	129

NatWest plc
£87 million 5.95% undated notes	Tier 2	87	—
£300 million 7.88% dated notes	Tier 2	300	—

Ulster Bank Ireland Ltd
£60 million floating rate subordinated notes	Tier 2	—	60

RBS N.V. and subsidiaries
US$22 million 6.14% dated notes (partial redemption)	Ineligible	15	—
AU$26 million floating rate dated notes	Ineligible	13	—
AU$123 million floating rate dated notes	Ineligible	62	—
US$564 million floating rate dated notes	Ineligible	380	—
€415 million floating rate dated notes	Ineligible	294	—
€5 million floating rate dated notes	Ineligible	4	—
AUD451.8 million 6.50% subordinated notes (partial redemption)	Tier 2	—	240
AUD149.2 million 7.46% subordinated notes (partial redemption)	Tier 2	—	79
US$72.8 million 6.14% subordinated notes (partial redemption)	Tier 2	—	45

The Royal Bank of Scotland Berhad
MYR200 million 4.15% subordinated notes	Ineligible	—	36
		3,047	3,540

Notes on the consolidated accounts

23 Non-controlling interests

		ABN	Other
	Citizens	AMRO	interests	Total
	£m	£m	£m	£m
At 1 January 2014	—	394	79	473
Currency translation and other adjustments	114	(24)	(4)	86
(Loss)/profit attributable to non-controlling interests
- continuing operations	—	(27)	5	(22)
- discontinued operations	52	30	—	82
Dividends paid	—	—	(4)	(4)
Gains on available-for-sale financial assets, net of tax	24	76	—	100
Equity raised	2,117	115	—	2,232
Equity withdrawn and disposals	—	—	(1)	(1)
At 1 January 2015	2,307	564	75	2,946

Currency translation and other adjustments	25	(29)	7	3
Profit attributable to non-controlling interests
- continuing operations	—	73	2	75
- discontinued operations	318	16	—	334
Dividends paid	(31)	—	—	(31)
Gains/(losses) on available-for-sale financial assets, net of tax	19	(8)	—	11
Gains on cash flow hedging, net of tax	28	—	—	28
Actuarial losses, net of tax	—	—	(6)	(6)
Equity raised	2,491	46	—	2,537
Equity withdrawn and disposals	(5,157)	—	(24)	(5,181)
At 31 December 2015	—	662	54	716

24 Share capital

			Number of shares
	2015	2014	2015	2014
Allotted, called up and fully paid	£m	£m	000s	000s
Ordinary shares of £1	11,625	6,366	11,624,564	6,365,896
B shares of £0.01(1)	—	510	—	51,000,000
Dividend access share of £0.01 (2)	—	—	—	—
Non-cumulative preference shares of US$0.01(3)	1	1	133,840	209,609
Non-cumulative convertible preference shares of US$0.01	—	—	65	65
Non-cumulative preference shares of €0.01	—	—	2,044	2,044
Non-cumulative convertible preference shares of £0.01	—	—	15	15
Non-cumulative preference shares of £1	—	—	54	54
Cumulative preference shares of £1	1	1	900	900

Notes:

(1)	The entire holding of B shares was converted into ordinary shares in October 2015.
(2)	One dividend access share in issue.
(3)	75.8 million shares with a total nominal value of £0.5 million were redeemed in September 2015.

Movement in allotted, called up and fully paid ordinary shares		Number of
	£m	shares - 000s
At 1 January 2014	6,203	6,203,022
Shares issued	163	162,874
At 1 January 2015	6,366	6,365,896
Shares issued	159	158,668
Conversion of B shares	5,100	5,100,000
At 31 December 2015	11,625	11,624,564

Notes on the consolidated accounts

Ordinary shares

There is no authorised share capital under the company’s constitution. At 31 December 2015, the directors had authority granted at the 2015 Annual General Meeting to issue up to £274 million nominal of ordinary shares other than by pre-emption to existing shareholders.

During 2015, the company allotted and issued the following new ordinary shares of £1 each:

Month	Number of shares	Subscription price per share	Gross proceeds
April	21.3m	352.070p	£75 million
June	21.3m	352.811p	£75 million
December	47.5m	315.942p	£150 million

In addition, the company issued 69 million ordinary shares of £1 each in connection with employee share plans. In October 2015, the company allotted and issued 5.1 billion new ordinary shares of £1 each to HM Treasury on conversion of 51 billion B shares.

The company did not pay an ordinary dividend in 2015 or 2014.

B shares and dividend access share

From December 2009, HM Treasury owned 51 billion B shares with a nominal value of £0.01 each and a dividend access share with a nominal value of £0.01.

The B shares carried no voting rights at general meetings of ordinary shareholders and were convertible at any time at HM Treasury’s option into ordinary shares at the rate of ten B shares for each ordinary share. In October 2015, all of the B shares were converted into ordinary shares of £1 each.

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

Preference shares

Under IFRS certain of RBS's preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

Between 1 January 2016 and the date of approval of these accounts, dividends amounting to US$77 million and £0.4 million have been declared in respect of equity preference shares for payment on 31 March 2016.

Other securities

Certain of RBS's subordinated securities in the legal form of debt are classified as equity under IFRS.

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

In September 2015, the company redeemed in whole the Series M, N, P and Q non-cumulative preference shares of US$0.01.

The Group has resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBS and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments for 2013, 2014 and 2015. £300 million of new equity was issued during the course of 2015 and the Board has decided a further £300 million of new equity will be issued during the course of 2016 to again partially neutralise the CET1 impact of coupon and dividend payments.

Notes on the consolidated accounts

Class of preference share
	Number of shares in issue	Interest rate	Redemption date on or after	Redemption price per share	Debt/equity (1)
Non-cumulative preference shares of US$0.01
Series F	6.3 million	7.65%	31 March 2007	US$25	Debt
Series H	9.7 million	7.25%	31 March 2004	US$25	Debt
Series L	30.0 million	5.75%	30 September 2009	US$25	Debt
Series R	10.2 million	6.125%	30 December 2011	US$25	Equity
Series S	26.4 million	6.60%	30 June 2012	US$25	Equity
Series T	51.2 million	7.25%	31 December 2012	US$25	Equity
Series U	10,130	7.64%	29 September 2017	US$100,000	Equity

Non-cumulative convertible preference shares of US$0.01
Series 1	64,772	9.118%	31 March 2010	US$1,000	Debt

Non-cumulative preference shares of €0.01
Series 1	1.25 million	5.50%	31 December 2009	€ 1,000	Equity
Series 2	784,989	5.25%	30 June 2010	€ 1,000	Equity
Series 3	9,429	7.0916%	29 September 2017	€ 50,000	Equity

Non-cumulative convertible preference shares of £0.01
Series 1	14,866	7.387%	31 December 2010	£1,000	Debt

Non-cumulative preference shares of £1
Series 1	54,442	3 month LIBOR + 2.33%	5 October 2012	£1,000	Equity

Note:

(1)	Those preference shares where RBS has an obligation to pay dividends are classified as debt; those where distributions are discretionary are classified as equity. The conversion rights attaching to the convertible preference shares may result in RBS delivering a variable number of equity shares to preference shareholders; these convertible preference shares are treated as debt.

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

Notes on the consolidated accounts

25 Other equity

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

	2015	2014
	£m	£m
EMTN notes
US$564 million 6.99% capital securities (callable October 2017)	275	275
CAD321 million 6.666% notes (callable October 2017)	156	156

Trust preferred issues: subordinated notes (1)
US$276 million 3 month US$ LIBOR plus 0.80% 2044 (callable September 2014) (2)	—	150
€166 million 4.243% 2046 (callable January 2016) (3)	110	110
£93 million 5.6457% 2047 (callable June 2017) (4)	93	93

Additional Tier 1 notes (5)
US$2.0 billion 7.5% notes callable August 2020	1,278	—
US$1.15 billion 8% notes callable August 2025	734	—
	2,646	784

Notes:

(1)	Subordinated notes issued to limited partnerships that have in turn issued partnership preferred securities to trusts that have issued trust preferred securities to investors. The trust preferred securities are redeemable only at the issuer’s option and dividends are payable at RBS’s discretion. On maturity of the subordinated notes, the partnerships are required to reinvest in eligible capital instruments issued by RBS.
(2)	Preferred securities - US$276 million RBS Capital Trust IV, floating rate non-cumulative trust preferred securities. Notice of redemption issued in January 2015 and subsequent settlement was in March 2015.
(3)	Preferred securities in issue - €166 million RBS Capital Trust C, fixed/floating rate non-cumulative trust preferred securities.
(4)	Preferred securities in issue - £93 million RBS Capital Trust D, fixed/floating rate non-cumulative trust preferred securities.
(5)	Issued in August 2015. The coupons on these notes are non-cumulative and payable at the company’s discretion. In the event the Group’s CET1 ratio falls below 7% any outstanding notes will be converted into ordinary shares at a price of $3.606 nominal per £1 share. While taking the legal form of debt these notes are classified as equity under IFRS.

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

Own shares held - at 31 December 2015, 26 million ordinary shares of £1 each of the company (2014 - 28 million; 2013 - 34 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts awarded 2 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans.

RBS optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the company or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

UK law prescribes that only the reserves of the company are taken into account for the purpose of making distributions and in determining permissible applications of the share premium account.

Notes on the consolidated accounts

26 Leases
Year in which receipt will occur	Finance lease contracts and hire purchase agreements				Operating lease
					assets: future
	Gross	Present value	Other	Present	minimum lease
	amounts	adjustments	movements	value	rentals
	£m	£m	£m	£m	£m
2015
Within 1 year	3,119	(236)	(31)	2,852	166
After 1 year but within 5 years	4,801	(420)	(83)	4,298	294
After 5 years	2,784	(1,120)	(24)	1,640	72
Total	10,704	(1,776)	(138)	8,790	532

2014
Within 1 year	3,046	(227)	(20)	2,799	175
After 1 year but within 5 years	4,924	(445)	(85)	4,394	297
After 5 years	2,998	(1,239)	(37)	1,722	86
Total	10,968	(1,911)	(142)	8,915	558

	2015	2014
Nature of operating lease assets on the balance sheet	£m	£m
Transportation	556	570
Cars and light commercial vehicles	56	49
Other	268	270
	880	889

	2015	2014	2013
	£m	£m	£m
Amounts recognised as income and expense in continuing operations
Finance leases - contingent rental income	(81)	(85)	(94)
Operating leases - minimum rentals payable	239	249	255

Finance lease contracts and hire purchase agreements
Accumulated allowance for uncollectable minimum receivables	65	104	197

Amounts recognised as income and expense in discontinued operations are £75 million (2014 - £124 million; 2013 - £134 million) in relation to operating leases - minimum rentals payable.

Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (refer to pages 297 to 298) and operating lease assets (refer to pages 318 and 319).

	2015					2014
	Year in which residual value will be recovered					Year in which residual value will be recovered
		After 1 year	After 2 years		Total		After 1 year	After 2 years		Total
	Within 1	but within	but within	After 5		Within 1	but within	but within	After 5
	year	2 years	5 years	years		year	2 years	5 years	years
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating leases
- transportation	126	57	52	108	343	24	122	92	99	337
- cars and light commercial vehicles	8	3	10	—	21	10	4	6	—	20
- other	24	29	35	2	90	24	26	38	6	94
Finance lease contracts	30	22	58	24	134	20	24	59	37	140
Hire purchase agreements	1	—	3	—	4	—	1	2	—	3
	189	111	158	134	592	78	177	197	142	594

Acting as a lessor, RBS provides asset finance to its customers. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the consolidated accounts

27 Structured entities

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

	2015				2014
		Debt securities in issue				Debt securities in issue
Asset type		Held by third	Held by			Held by third	Held by
	Assets	parties	RBS (1)	Total	Assets	parties	RBS (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK	3,954	961	3,067	4,028	11,992	3,543	9,877	13,420
- Irish	7,395	1,472	6,836	8,308	8,593	1,697	7,846	9,543
UK credit cards	—	—	—	—	2,717	—	1,567	1,567
Other loans (2)	333	9	238	247	5,373	334	5,245	5,579
	11,682	2,442	10,141	12,583	28,675	5,574	24,535	30,109
Cash deposits	1,201				4,616
	12,883				33,291

Notes:

(1)	Debt securities retained by RBS may be pledged with central banks.
(2)	Corporate, social housing and student loans.

Commercial paper conduits

RBS consolidates a number of asset-backed commercial paper (ABCP) conduits. A conduit is an SE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed by further commercial paper issuance, repayment of assets or funding from liquidity facilities. Commercial paper is typically short-dated, usually up to three months. At 31 December 2015 assets held by the conduits totalled £0.6 billion (2014 - £0.6 billion). At 31 December 2015 and 2014 the conduits were funded entirely by RBS.

Covered bond programme

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by RBS. RBS retains all of the risks and rewards of these loans, the partnerships are consolidated, the loans retained on RBS’s balance sheet and the related covered bonds included within debt securities in issue. At 31 December 2015, £11,207 million of mortgages provided security for debt securities in issue of £5,585 million (2014: mortgages - £13,401 million, bonds - £7,114 million).

Notes on the consolidated accounts

Unconsolidated structured entities

RBS’s interests in unconsolidated structured entities are analysed below.

	2015			2014
	Asset backed	Investment		Asset backed	Investment
	securitisation	funds		securitisation	funds
	vehicles	and other	Total	vehicles	and other	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading
Loans and advances to customers	139	—	139	449	22	471
Debt securities	455	73	528	3,854	2	3,856
Equity shares	—	113	113	—	327	327
Derivative assets	548	13	561	1,670	10	1,680
Derivative liabilities	(152)	(23)	(175)	(851)	(28)	(879)
Total	990	176	1,166	5,122	333	5,455

Other than held-for-trading
Loans and advances to customers	2,663	2	2,665	5,549	23	5,572
Debt securities	3,263	123	3,386	5,644	147	5,791
Total	5,926	125	6,051	11,193	170	11,363

Liquidity facilities/loan commitments	1,362	—	1,362	2,759	—	2,759
Guarantees	—	—	—	71	—	71

Maximum exposure	8,278	301	8,579	19,145	503	19,648

Notes:

(1)	Income from interests in unconsolidated structured entities includes interest receivable, changes in fair value and other income less impairments.
(2)	A sponsored entity is a structured entity established by RBS where RBS provides liquidity and/or credit enhancements or provides ongoing services to the entity. RBS can act as sponsor for its own or for customers’ transactions.
(3)	In 2015, no assets were transferred into sponsored structured entities (2014 - £1,756 million) which are not consolidated by RBS and for which RBS held no interest at 31 December 2015. Income arising from sponsored entities where we hold net interest at year end was £39 million (2014 - £172 million).

28 Asset transfers

Transfers that do not qualify for derecognition

Securities repurchase agreements and lending transactions

RBS enters into securities repurchase agreements and securities lending transactions under which it transfers securities in accordance with normal market practice.

Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if RBS retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such repurchase transactions included on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

Assets subject to securities repurchase agreements or security lending transactions	2015	2014
	£m	£m
Debt securities	20,224	23,048
Equity shares	9	2,557

Assets pledged as collateral

The Group pledges collateral with its counterparties in respect of derivative liabilities and bank and other borrowings.

	Assets pledged against liabilities				Liabilities secured by assets
	Loans and advances to banks	Loans and advances to customers	Securities	Total	Deposits by banks	Customer accounts	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2015	11,477	17,633	14,517	43,627	293	—	31,131	31,424
2014	11,973	23,245	9,595	44,813	770	130	39,289	40,189

Notes on the consolidated accounts

29 Capital resources
RBS's regulatory capital resources in accordance with PRA definitions were as follows:
	PRA transitional basis
	2015	2014
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	53,431	55,763
Preference shares - equity	(3,305)	(4,313)
Other equity instruments	(2,646)	(784)
	47,480	50,666

Regulatory adjustments and deductions
Own credit	(104)	500
Defined benefit pension fund adjustment	(161)	(238)
Cash flow hedging reserve	(458)	(1,029)
Deferred tax assets	(1,110)	(1,222)
Prudential valuation adjustments	(381)	(384)
Goodwill and other intangible assets	(6,537)	(7,781)
Expected losses less impairments	(1,035)	(1,491)
Other regulatory adjustments	(64)	628
	(9,850)	(11,017)

CET1 capital	37,630	39,649

Additional Tier 1 (AT1) capital
Eligible AT1	1,997	—
Qualifying instruments and related share premium subject to phase out	5,092	5,820
Qualifying instruments issued by subsidiaries and held by third parties	1,627	1,648
AT1 capital	8,716	7,468

Tier 1 capital	46,346	47,117

Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,265	6,136
Qualifying instruments issued by subsidiaries and held by third parties	7,354	7,490
Tier 2 capital	13,619	13,626

Total regulatory capital	59,965	60,743

Note:

(1)	Regulatory capital for 2014 has not been impacted by the change in accounting policy for pensions.

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

Notes on the consolidated accounts

30 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2015. Although RBS is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of RBS's expectation of future losses.

					2015	2014
		More than 1 year but	More than 3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years
	£m	£m	£m	£m	£m	£m

Guarantees and assets pledged as collateral security	2,725	1,081	1,739	3,491	9,036	16,721
Other contingent liabilities	3,195	1,703	798	1,306	7,002	9,581
Standby facilities, credit lines and other commitments	55,602	25,610	41,754	14,748	137,714	214,884
Contingent liabilities and commitments	61,522	28,394	44,291	19,545	153,752	241,186

Note:

(1)	Includes liquidity facilities provided to RBS sponsored conduits.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. RBS's maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to RBS's normal credit approval processes.

Guarantees - RBS gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that RBS will meet a customer's specified obligations to third party if the customer fails to do so. The maximum amount that RBS could be required to pay under a guarantee is its principal amount as in the table above. RBS expects most guarantees to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Standby facilities and credit line lend - under a loan commitment, RBS agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by RBS to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Notes on the consolidated accounts

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2015	2014
	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	232	237
- after 1 year but within 5 years	759	784
- after 5 years	2,006	2,110
	2,997	3,131
Capital expenditure on property, plant and equipment	59	35
Contracts to purchase goods or services (2)	1,442	1,827
	4,498	4,993

Notes:

(1)	Predominantly property leases.
(2)	Of which due within 1 year: £302 million (2014 - £389 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £321 million (2014 - £425 million; 2013 - £462 million) from these activities.

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

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The industry repaid the remaining balance on the non-Bradford and Bingley loans during the period. The Bradford and Bingley loan is interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estate of Bradford & Bingley. In addition, the FSCS levied an interim payment relating to resolution costs for Dunfermline Building Society of £325 million. The total capital element levied on the industry in the 2015/16 scheme year was £353 million (£399 million in the 2014/15 scheme year).

RBS Group has accrued £41 million for its share of estimated FSCS levies.

Litigation, investigations and reviews

The Royal Bank of Scotland Group plc (the company or RBSG plc) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2015 (see Note 20). The aggregate provisions for regulatory and legal actions of £2.9 billion recognised during 2015 included provisions in respect of mortgage backed securities litigation (£2.1 billion).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision.

Notes on the consolidated accounts

There are situations where RBS may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. RBS expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

Litigation

Shareholder litigation (UK)

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBS (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified.

The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in March 2017. In the event that the Court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Other securitisation and securities related litigation in the US

RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$43 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS companies remain as defendants in more than 20 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of RBS’s liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against RBS and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

The primary FHFA lawsuit against RBS remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these US$32 billion, approximately US$8.6 billion were outstanding at 31 December 2015 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. This matter continues in the discovery phase.

Notes on the consolidated accounts

The other remaining FHFA lawsuit that involves RBS relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to RBS, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating two MBS cases against RBS companies (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union). The original principal balance of the MBS at issue in these two NCUA cases is US$3.25 billion. In September 2015, in a third case brought by NCUA (on behalf of Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union), the NCUA accepted RBS’s offer of judgment for US$129.6 million, plus attorney’s fees, to resolve the matter, which concerned US$312 million in MBS. RBS has paid to the plaintiff the agreed US$129.6 million plus attorney’s fees.

Other remaining MBS lawsuits against RBS companies include, among others, cases filed by the Federal Home Loan Banks of Boston and Seattle. RBS has settled the MBS lawsuits filed by the Federal Home Loan Bank of San Francisco and the Commonwealth of Virginia on behalf of the Virginia Retirement System for amounts that have now been provided for or paid to the plaintiffs.

RBS companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from RBS, but several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against RBS in connection with various mortgage-related offerings. RBS cannot predict whether any of these threatened claims will be pursued, but expects that several may.

RBS has £3.8 billion in cumulative provisions relating to the MBS litigation described in this note, including £2.1 billion added in 2015. Additional settlement costs or provisions related to the MBS litigation, as well as the investigations into MBS-related conduct involving RBS set out under ‘Investigations and reviews’ on page 342 (for which no provisions have been made), may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the £3.8 billion in existing provisions.

In many of the securitisation and securities related cases in the US, RBS has or will have contractual claims to indemnification from the issuers of the securities (where an RBS company is underwriter) and/or the underlying mortgage originator (where an RBS company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party, a number of whom are or may be insolvent.

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

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

Notes on the consolidated accounts

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the Court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Since then, the Court has issued additional orders broadly addressing other potential grounds for dismissal of various of plaintiffs’ claims, including dismissal for lack of personal jurisdiction, and the Court is now in the process of applying these rulings across the cases in the coordinated proceeding. The Court’s dismissal of plaintiffs’ antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit.

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR, and (iv) Pound sterling LIBOR, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations involving RBS are set out under ‘Investigations and reviews’ on page 342.

ISDAFIX antitrust litigation

Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) pending in the United States District Court for the Southern District of New York) alleging manipulation of USD ISDAFIX rates. RBS has reached an agreement to settle this matter, subject to final settlement documentation and court approval. The settlement amount is covered by an existing provision.

Credit default swap antitrust litigation

Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York alleging an unlawful restraint of trade in the market for credit default swaps. The RBS defendants have reached an agreement to settle this matter for US$33 million, and that settlement received preliminary approval from the Court on 29 October 2015. The settlement amount has been paid into escrow pending final court approval of the settlement.

FX antitrust litigation

Group companies have settled all claims that are or could be asserted on behalf of the classes in a consolidated action alleging an antitrust conspiracy in relation to foreign exchange transactions, which is pending in the United States District Court for the Southern District of New York. Following the Court’s preliminary approval of the settlement on 15 December 2015, RBS paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. Other class action complaints, including a complaint asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, are pending in the same court and name certain members of the Group as defendants.

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS in other jurisdictions. RBS cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

Notes on the consolidated accounts

Interest rate swaps antitrust litigation

On 25 November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a class action antitrust complaint filed in the United States District Court for the Southern District of New York. A similar complaint was filed in the United States District Court for the Northern District of Illinois on 18 February 2016. The complaints allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class. RBS anticipates moving to dismiss the claims asserted in these matters.

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia, and on RBS in England, relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in the Netherlands have been stayed pending the outcome of the claims in England. In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case holding that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million.

Following an unsuccessful appeal, RBS N.V. made the required payments totalling A$19.7 million in March and April 2013. The judgment may potentially have significance to the other claims served and to any future similar claims.

Interest rate hedging products litigation

RBS is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. RBS encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

In addition to claims alleging that IRHPs were mis-sold, RBS has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer has sought permission to appeal and this is being considered by the Mercantile Court. If the Mercantile Court does not allow this, the customer will need to formally apply for leave to appeal in the Court of Appeal.

Weiss v. National Westminster Bank Plc

NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Notes on the consolidated accounts

Freeman v. HSBC Holdings PLC and others

On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti- terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. On 29 May 2015, the defendants filed a motion to dismiss the amended complaint in this matter.

Investigations and reviews

RBS’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The Corporate & Institutional Banking (CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

Loan securitisation business investigations

In the US, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

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

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures. On 31 August 2015, the Connecticut Department of Banking issued two letters to RBS Securities Inc., indicating that it is has concluded that RBS Securities Inc. may have violated the Connecticut Uniform Securities Act when underwriting MBS, noting RBS plc’s May 2015 FX-related guilty plea, and offering an opportunity for RBS Securities Inc. to demonstrate its compliance with the law and why administrative proceedings seeking fines and other remedies should not be commenced. RBS Securities Inc. submitted responses to these letters in October 2015, and related discussions are ongoing.

The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

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

Notes on the consolidated accounts

In May 2011, the New York State Attorney General requested additional information about RBS’s mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal MBS Working Group investigations described above. The investigation is ongoing and RBS continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of MBS-related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on RBS which is expected to be material.

US mortgages - loan repurchase matters

RBS’s CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (MBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing MBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties.

In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2015, CIB received approximately US$753 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

At this stage, as there remains considerable uncertainty around the outcome of loan repurchase related claims it is not practicable reliably to estimate the aggregate potential impact, if any, on RBS which may be material.

LIBOR and other trading rates

In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, RBS paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

In October 2014, the EC announced its findings that (1) RBS and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) RBS and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). RBS received full immunity from fines.

RBS is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

Notes on the consolidated accounts

RBS is providing information and documents to the CFTC as part of its investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. RBS understands that the CFTC investigation is at an advanced stage. RBS is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable to estimate the aggregate impact reliably, if any, on RBS which may be material.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG plc’s FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and has agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS is responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. At this stage, as there remains considerable uncertainty around the outcome of this investigation it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Interest rate hedging products (IRHP) redress programme

In June 2012, following an industry wide review, the FSA announced that RBS and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules.

In January 2013 the FSA issued a report outlining the principles to which it wished RBS and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all outcomes, and the FCA is overseeing this. RBS has reached agreement with KPMG in relation to redress determinations for all in scope customers. The review and redress exercise was closed to new entrants on 31 March 2015. RBS and KPMG are now focussing on securing a few remaining acceptances of redress offers and assessing consequential loss claims. In October 2015, RBS agreed with the FCA that its review was nearing completion, and on 31 October 2015 all customers who had received final redress offers but had not yet responded were informed that the final date for acceptance of those offers is 31 January 2016.

Notes on the consolidated accounts

Customers who have not yet received a final redress determination will be given three months to accept any redress offer before that offer lapses. As at the end of January 2016, 94% of all review files had been closed.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (UBIL), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. RBS also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The reviews undertaken in respect of both RBS International customers and UBIL customers are complete.

RBS provisions in relation to the above redress exercises total £1.5 billion to date for these matters, of which £1.4 billion had been utilised at 31 December 2015.

Judicial Review of Skilled Person’s role in IRHP review

RBS has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims have been stayed pending the outcome of the other bank’s case, in which the customer has already received permission to proceed. That case, which went to trial on 25 January 2016, will decide whether a section 166-appointed Skilled Person is susceptible to judicial review. If so, the additional claims which seek to set aside the decisions of KPMG as Skilled Person on RBS's IRHP redress programme may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains considerable uncertainty and the judicial review is at an early stage, it is not practicable reliably to estimate the impact of such matters, if any, on RBS which may be material.

FSA mystery shopping review

In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

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

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid/offered to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, RBS agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present. RBS will be writing to the relevant customers during 2016. In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid/offered to certain customers who took out the structured product.

RBS provisions in relation to investment advice total £249 million to date for these matters, of which £73 million had been utilised at 31 December 2015.

Card Protection Plan Limited

In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including RBS, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed. All compensation payments have now been made and all claims, whether through the courts or the Financial Ombudsman Service, are now barred. The compensation payments were covered by existing provisions.

Packaged accounts

As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made provisions totalling £307 million to date for this matter.

FCA review of RBS’s treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of RBS’s treatment of SMEs.

Notes on the consolidated accounts

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person’s review is focused on RBS’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring Group or within similar units within RBS’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 RBS was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while they made certain recommendations to enhance customer experience and transparency of pricing, they concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

RBS is fully cooperating with the FCA in its review.

The Skilled Person review focuses on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person is expected to deliver the initial findings from its review to RBS and the FCA during the first half of 2016 but no final timescale has been determined. RBS will have an opportunity to respond to any such review findings before the Skilled Person delivers its final report. In the event that the Skilled Person’s review concludes that there were material failings in RBS’s treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against RBS, as well as potentially wider investigations and litigation related to RBS’s treatment of customers in financial difficulty. At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person’s review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on RBS.

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

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains uncertainty around the outcomes of the ongoing EC investigation, and regulation, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS’s business in this sector.

Payment Protection Insurance (PPI)

Since 2011, RBS has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. RBS is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

Notes on the consolidated accounts

The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision on complaints about PPI generally.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it sets out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contains proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The deadline for submitting a response to the Consultation Paper is 26 February 2016. RBS intends to respond.

The proposals in the Consultation Paper include an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline. If the proposals are agreed and implemented, RBS expects higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment.

Complaints made after the proposed 2018 deadline would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases in 2018.

PPI complaint volumes during Q4 2015 were in line with previous trends. Actual payments made to settle PPI claims during Q4 covered the four month period from 1 September until 31 December 2015. This is in contrast to payments made during Q3, which covered the period from 1 June until 31 August 2015. This change was due to enhanced operating processes introduced in Q4 2015.

RBS has made provisions totalling £4.3 billion to date for PPI claims, including £0.6 billion for 2015, of which £3.3 billion had been utilised by 31 December.

UK retail banking

In March 2014, the CMA announced that it would be undertaking an update of the OFT’s 2013 personal current account (PCA) market study, in parallel with its market study into small and medium-sized enterprise (SME) banking which was announced in June 2013. In July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) into retail banking which would cover PCA and SME banking. On 6 November 2014, the CMA made its final decision to proceed with a MIR. On 22 October 2015 the CMA published a summary of its provisional findings and notice of possible remedies.

The CMA has provisionally concluded there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The notice of possible remedies sets out measures to address these concerns, including measures to make it easier for customers to compare products, and requiring banks to help raise public awareness of, and confidence in, switching bank accounts. On 29 January 2016, the CMA announced that it expects to extend the timetable for the MIR (by up to 6 months) and it will decide on the length of this extension by early March 2016. The CMA also intends to announce in early March 2016 when the provisional decision on remedies will be published. Alongside the MIR, the CMA is also reviewing the undertakings given by certain banks following the Competition Commission’s 2002 investigation into SME banking as well as the 2008 Northern Ireland PCA Banking Market Investigation Order 2008. At this stage as there remains uncertainty around the final outcome of these reviews it is not practicable reliably to estimate the potential impact on RBS, which may be material.

FCA Wholesale Sector Competition Review

On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management. The terms of reference for the investment and corporate banking market study were published on 22 May 2015. The FCA is intending to publish an interim report in March 2016. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

On 18 November 2015, the FCA also announced that a market study would be undertaken into asset management. The FCA intends to publish an interim report in Summer 2016 with the final report expected in early 2017.

At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Notes on the consolidated accounts

Credit default swaps (CDS) investigation

In April 2011 the EC opened an antitrust investigation into the CDS information market to which RBS was a party. In general terms, the EC raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. On 4 December 2015 the EC decided to close the case against RBS and the other bank parties to the investigation. Markit and ISDA remain party to the investigation.

Governance and risk management consent order

In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

In the Governance Order, RBS agreed to create the following written plans or programmes:

•	a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS’s US operations on an enterprise-wide and business line basis,
•	an enterprise-wide risk management programme for RBS’s US operations,
•	a plan to oversee compliance by RBS’s US operations with all applicable US laws, rules, regulations, and supervisory guidance,
•	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis,
•	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
•	a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and
•	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS’s US operations. RBS continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS’s activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order

In December 2013 RBS and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBS and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

RBS agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Notes on the consolidated accounts

Under the US Dollar Processing Order (as part of the OFAC compliance programme) RBS was required to appoint an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their report was submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities have requested a second annual review to be conducted by an independent consultant during the course of 2016 and RBS is currently in discussions to agree the scope and timing of such review. In addition, pursuant to requirements of the US Dollar Processing Order, RBS has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offenses. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

German prosecutor investigation into Coutts & Co Ltd

A prosecuting authority in Germany undertook an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients. Coutts & Co Ltd cooperated with the relevant authorities and on 4 December 2015 paid EUR 23.8 million to settle the investigation against it. The settlement amount was covered by an existing provision.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is well advanced, with the focus on Coutts & Co contacting remaining clients and offering redress in appropriate cases. RBS has made appropriate provision based on its estimate of exposure arising from this review.

Enterprise Finance Guarantee Scheme

The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until the end of 2015, RBS provided over £980 million of lending under the EFG scheme. RBS has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There are also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, RBS announced a review of all EFG loans where there is a possibility that the customer may have been disadvantaged. The review has been completed and RBS is in the final stages of advising customers of their review outcome, which in some cases involves payment of redress. RBS has made appropriate provision based on its estimate of exposure arising from this review.

Notes on the consolidated accounts

31 Net cash flow from operating activities
	2015	2014*	2013*
	£m	£m	£m
Operating (loss)/profit before tax - continuing operations	(2,703)	2,643	(8,849)
Profit/(loss) before tax - discontinued operations	1,766	(3,207)	783
Decrease in prepayments and accrued income	410	5	300
Interest on subordinated liabilities	875	886	886
Decrease in income accruals	(1,075)	(313)	(889)
(Recoveries)/impairment losses	(624)	(1,155)	8,432
Loans and advances written-off net of recoveries	(8,789)	(5,073)	(4,090)
Unwind of discount on impairment losses	(144)	(247)	(391)
Profit on sale of property, plant and equipment	(91)	(137)	(44)
Profit on sale of subsidiaries and associates	(1,135)	(363)	(240)
Loss/(profit) on sale of securities	4	(244)	(830)
Charge for defined benefit pension schemes	523	466	517
Pension schemes curtailment and settlement gains	(65)	—	(7)
Cash contribution to defined benefit pension schemes	(1,060)	(1,065)	(821)
Other provisions charged net of releases	4,566	2,711	4,422
Other provisions utilised	(2,202)	(3,528)	(2,066)
Depreciation and amortisation	1,180	1,109	1,410
Loss/(gain) on redemption of own debt	263	(20)	(175)
Loss on reclassification to disposal groups	273	3,994	—
Write down of goodwill and other intangible assets	1,332	533	1,403
Elimination of foreign exchange differences	(1,501)	(724)	(47)
Other non-cash items	599	2,016	(1,243)
Net cash outflow from trading activities	(7,598)	(1,713)	(1,539)
Decrease in loans and advances to banks and customers	58,766	11,245	49,314
Decrease in securities	13,149	8,399	29,140
Decrease/(increase) in other assets	2,808	413	(147)
Decrease/(increase) in derivative assets	91,311	(65,958)	153,864
Changes in operating assets	166,034	(45,901)	232,171
Decrease in deposits by banks and customers	(43,597)	(11,508)	(84,364)
Decrease in debt securities in issue	(20,580)	(15,894)	(26,868)
Increase/(decrease) in other liabilities	4,465	(4,500)	(894)
(Decrease)/increase in derivative liabilities	(94,951)	64,424	(148,807)
(Decrease)/increase in settlement balances and short positions	(2,782)	(4,881)	16
Changes in operating liabilities	(157,445)	27,641	(260,917)
Income taxes paid	(73)	(414)	(346)
Net cash inflow/(outflow) from operating activities	918	(20,387)	(30,631)

*Restated - refer to page 270 for further details.

32 Analysis of the net investment in business interests and intangible assets
	2015	2014	2013
Acquisitions and disposals	£m	£m	£m
Fair value given for businesses acquired	(59)	(54)	—
Net (liabilities)/assets sold	(2,041)	(1,180)	1,435
Non-cash consideration	—	—	3
Profit on disposal	1,135	363	240
Net cash and cash equivalents disposed	1,959	11	210
Net inflow/(outflow) of cash in respect of disposals	1,053	(806)	1,888
Dividends received from associates	11	10	134
Cash expenditure on intangible assets	(614)	(631)	(872)
Net inflow/(outflow)	391	(1,481)	1,150

Note:

(1)	Includes cash proceeds of £1,628 million in 2015 relating to the disposal of the controlling interest in Citizens and £578 million in 2013 relating to the disposal of the controlling interest in Direct Line Group.

Notes on the consolidated accounts

33 Interest received and paid
	2015	2014	2013
	£m	£m	£m
Interest received	11,788	13,453	17,948
Interest paid	(3,598)	(4,194)	(6,450)
	8,190	9,259	11,498

34 Analysis of changes in financing during the year
	Share capital, share premium,			Subordinated liabilities
	paid-in equity and merger reserve
	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m
At 1 January	45,935	45,582	45,144	22,905	24,012	26,773
Issue of ordinary shares	307	314	264
Issue of Additional Tier 1 capital notes	2,012	—	—
Redemption of paid-in equity	(150)	—	—
Issue of subordinated liabilities				—	2,159	1,796
Repayment of subordinated liabilities				(3,047)	(3,480)	(3,500)
Net cash inflow/(outflow) from financing	2,169	314	264	(3,047)	(1,321)	(1,704)
Conversion of B shares	4,590	—	—
Ordinary shares issued in respect of employee share schemes	225	234	174
Reclassification of paid-in equity	—	(195)	—
Redemption of equity preference shares	(1)	—	—
Transfer of merger reserve to retained earnings	(2,341)	—	—
Other adjustments including foreign exchange	—	—	—	(11)	214	(1,057)
At 31 December	50,577	45,935	45,582	19,847	22,905	24,012

35 Analysis of cash and cash equivalents
	2015	2014	2013
	£m	£m	£m
At 1 January
- cash	92,060	101,172	91,658
- cash equivalents	15,844	20,005	41,183
	107,904	121,177	132,841
Net cash outflow	(4,312)	(13,273)	(11,664)
At 31 December	103,592	107,904	121,177

Comprising:
Cash and balances at central banks	79,404	74,872	82,659
Treasury bills and debt securities	1,578	1,899	702
Loans and advances to banks	22,610	31,133	37,816
Cash and cash equivalents	103,592	107,904	121,177

Note:

(1)	Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £11,031 million (2014 - £11,508 million; 2013 - £10,342 million).

Certain members of RBS are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. These balances are set out below.

	2015	2014	2013
Bank of England	£0.5bn	£0.6bn	£0.6bn
US Federal Reserve	—	US$1.3bn	US$1.2bn
De Nederlandsche Bank	€0.3bn	€0.2bn	€0.2bn

Notes on the consolidated accounts

36 Segmental analysis

(a) Reportable segments

The directors manage RBS primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered between each other; funding charges between segments are determined by RBS Treasury, having regard to commercial demands. The segment performance measure is operating profit/(loss).

Organisational structure

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this and reflect the progress made on the initiatives above the previously reported operating segments have been realigned as follows:

Personal & Business Banking (PBB) comprises two reportable segments. UK Personal & Business Banking (UK PBB) and Ulster Bank RoI. UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland. Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial & Private Banking (CPB) comprises three reportable segments. Commercial Banking, Private Banking and RBS International (RBSI). Commercial Banking serves commercial and mid-corporate customers in the UK. Private Banking serves high net worth individuals in the UK and RBSI serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar.

Corporate & Institutional Banking (CIB) serves UK and Western European corporate customers, and global financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution consists of established businesses: CIB Capital Resolution and RBS Capital Resolution (RCR).

CIB Capital Resolution was created from non-strategic portfolios from CIB, to enable the build of a strong go-forward CIB business, consisting of three regional businesses (Americas, EMEA and APAC), Shipping, Markets assets, Other legacy assets including Saudi Hollandi Bank (SHB) and Global Transaction Services. There is a three stage process in place to guide the business down; starting with taking capital out, then running down the cost base and finally managing tail risk in the longer-term.

RCR was created on 1 January 2014 to de-risk the balance sheet. The original perimeter was £47 billion of funded assets consisting of four asset groups: Ulster Bank (Ulster RCR), Real Estate Finance (ex. Ireland), Corporate and Markets. The remaining funded assets of £4.6 billion are included in Capital Resolution.

Williams & Glyn comprises the RBS England and Wales branch-based businesses, along with certain SME and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity. The perimeter of the segment currently reported does not include certain portfolios that are ultimately intended to be divested as part of W&G, for example, certain NatWest branches in Scotland.

Central items & other comprises corporate functions, such as Treasury, Finance, Risk Management, Compliance, Legal, Communications and Human Resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances relating to Citizens and the international private banking business are also included.

Non-Core Division, established in 2009 as a principal vehicle for risk reduction, was dissolved on 31 December 2013.

Reporting changes

In line with RBS’s strategy to be a simpler bank, the following reporting changes have been implemented in relation to the presentation of RBS results:

The following items previously reported separately after operating profit are now being reported within operating profit.

•	Own credit adjustments;

•	Gain/(loss) on redemption of own debt;

•	Write-down of goodwill;

•	Strategic disposals; and

•	RFS Holdings minority interest (RFS MI).

Allocation of central balance sheet items

RBS allocates all central costs relating to Services and Functions to the business using appropriate drivers. These are reported as indirect costs in the segmental income statements. However, previously central balance sheet items have not been allocated. The assets (and risk-weighted assets) held centrally, mainly relating to Treasury, are now allocated using appropriate drivers.

Revised Treasury allocations

Treasury allocations which are included within the segmental net interest income balances have been revised to reflect the following:

•	In preparation for the separation of Williams & Glyn, that element of Treasury allocations previously charged to UK PBB is now retained centrally.

•	To reflect the impact of changes to the notional equity allocation for the purposes of calculating segmental return on equity.

Citizens Financial Group

Citizens was classified as a discontinued operation and as a disposal group on 31 December 2014 and its assets and liabilities from that date to 3 August 2015 have been aggregated and presented as separate lines in accordance with IFRS 5. On 3 August 2015, RBS’s interest in Citizens fell to 20.9% and it was treated as an associate held for sale thereafter. On 30 October 2015, RBS sold its remaining shareholding in Citizens. Citizens is no longer treated as a reportable segment.

Comparatives have been restated for the organisational and reporting changes outlined above.

Notes on the consolidated accounts

2015

	Net interest income	Non-interest income	Total income	Operating expenses	Depreciation and amortisation	Impairment (losses)/ releases	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,152	1,048	5,200	(4,177)	—	7	1,030
Ulster Bank RoI	365	185	550	(429)	—	141	262

Personal & Business Banking	4,517	1,233	5,750	(4,606)	—	148	1,292

Commercial Banking	1,997	1,257	3,254	(1,780)	(141)	(69)	1,264
Private Banking	436	208	644	(1,101)	—	(13)	(470)
RBS International	303	64	367	(160)	—	—	207

Commercial & Private Banking	2,736	1,529	4,265	(3,041)	(141)	(82)	1,001

Corporate & Institutional Banking	87	1,440	1,527	(2,367)	(2)	5	(837)
Capital Resolution	365	174	539	(4,938)	(13)	725	(3,687)
Williams & Glyn	658	175	833	(387)	—	(15)	431
Central items & other	404	(395)	9	166	(1,024)	(54)	(903)
Total	8,767	4,156	12,923	(15,173)	(1,180)	727	(2,703)

2014*
UK Personal & Business Banking	4,221	1,223	5,444	(4,157)	—	(154)	1,133
Ulster Bank RoI	467	137	604	(421)	—	306	489

Personal & Business Banking	4,688	1,360	6,048	(4,578)	—	152	1,622

Commercial Banking	1,976	1,329	3,305	(1,823)	(141)	(85)	1,256
Private Banking	454	235	689	(595)	—	5	99
RBS International	323	68	391	(160)	—	7	238

Commercial & Private Banking	2,753	1,632	4,385	(2,578)	(141)	(73)	1,593

Corporate & Institutional Banking	(11)	1,942	1,931	(2,650)	—	9	(710)
Capital Resolution	673	1,119	1,792	(2,466)	(31)	1,307	602
Williams & Glyn	664	188	852	(330)	—	(55)	467
Central items & other	491	(349)	142	(327)	(758)	12	(931)
Total	9,258	5,892	15,150	(12,929)	(930)	1,352	2,643

2013*
UK Personal & Business Banking	3,924	1,178	5,102	(4,396)	—	(670)	36
Ulster Bank RoI	478	428	906	(484)	—	(1,525)	(1,103)

Personal & Business Banking	4,402	1,606	6,008	(4,880)	—	(2,195)	(1,067)

Commercial Banking	1,909	1,371	3,280	(2,007)	(135)	(601)	537
Private Banking	414	240	654	(673)	—	(7)	(26)
RBS International	299	66	365	(153)	—	(47)	165

Commercial & Private Banking	2,622	1,677	4,299	(2,833)	(135)	(655)	676

Corporate & Institutional Banking	68	2,438	2,506	(2,793)	(118)	37	(368)
Capital Resolution	510	1,929	2,439	(5,135)	4	(723)	(3,415)
Williams & Glyn	657	199	856	(307)	—	(80)	469
Central items & other	927	121	1,048	255	(919)	(84)	300
Non-Core	(169)	(250)	(419)	(526)	(79)	(4,420)	(5,444)
Total	9,017	7,720	16,737	(16,219)	(1,247)	(8,120)	(8,849)

*Restated - refer to pages 270 and 352 for further details. Re-presented to reflect the segmental reorganisation.

Notes on the consolidated accounts

	2015			2014*			2013*
Total income		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	5,137	63	5,200	5,340	104	5,444	4,942	160	5,102
Ulster Bank RoI	569	(19)	550	559	45	604	935	(29)	906

Personal & Business Banking	5,706	44	5,750	5,899	149	6,048	5,877	131	6,008

Commercial Banking	3,619	(365)	3,254	3,642	(337)	3,305	3,629	(349)	3,280
Private Banking	534	110	644	542	147	689	454	200	654
RBS International	200	167	367	195	196	391	141	224	365

Commercial & Private Banking	4,353	(88)	4,265	4,379	6	4,385	4,224	75	4,299

Corporate & Institutional Banking	1,530	(3)	1,527	2,046	(115)	1,931	2,462	44	2,506
Capital Resolution	660	(121)	539	1,825	(33)	1,792	2,181	258	2,439
Williams & Glyn	852	(19)	833	872	(20)	852	871	(15)	856
Central items & other	(178)	187	9	129	13	142	1,232	(184)	1,048
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	(110)	(309)	(419)
Total	12,923	-	12,923	15,150	—	15,150	16,737	—	16,737

	2015			2014*			2013*
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	6,244	51	6,295	6,403	39	6,442	6,433	26	6,459
Ulster Bank RoI	640	15	655	672	50	722	1,057	58	1,115

Personal & Business Banking	6,884	66	6,950	7,075	89	7,164	7,490	84	7,574

Commercial Banking	3,482	42	3,524	3,554	51	3,605	3,640	31	3,671
Private Banking	577	191	768	624	240	864	651	298	949
RBS International	275	177	452	287	208	495	261	238	499

Commercial & Private Banking	4,334	410	4,744	4,465	499	4,964	4,552	567	5,119

Corporate & Institutional Banking	1,838	1,236	3,074	2,536	1,221	3,757	3,104	1,912	5,016
Capital Resolution	1,259	1,677	2,936	2,920	3,069	5,989	3,313	3,012	6,325
Williams & Glyn	920	—	920	954	—	954	988	—	988
Central items & other	1,655	(3,389)	(1,734)	1,895	(4,878)	(2,983)	2,884	(6,265)	(3,381)
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	800	690	1,490
Total	16,890	—	16,890	19,845	—	19,845	23,131	—	23,131

*Restated - refer to pages 270 and 352 for further details. Re-presented to reflect the segmental reorganisation.

Notes on the consolidated accounts

	2015			2014*			2013*
			Cost to			Cost to			Cost to
			acquire fixed			acquire fixed			acquire fixed
			assets and			assets and			assets and
			intangible			intangible			intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	143,871	140,659	—	137,827	136,958	—	133,814	131,766	—
Ulster Bank RoI	21,264	15,837	—	22,488	17,962	—	27,481	19,975	11

Personal & Business Banking	165,135	156,496	—	160,315	154,920	—	161,295	151,741	11

Commercial Banking	133,546	94,619	214	127,903	89,754	227	127,262	96,060	98
Private Banking	17,022	23,257	—	17,724	22,558	17	17,440	22,635	26
RBS International	23,130	21,398	—	23,449	20,997	—	21,532	21,059	—

Commercial & Private Banking	173,698	139,274	214	169,076	133,309	244	166,234	139,754	124

Corporate & Institutional Banking	215,272	193,589	2	276,153	261,477	23	246,026	224,073	494
Capital Resolution	201,476	186,470	27	327,253	272,499	111	311,413	271,660	—
Williams & Glyn	24,088	24,171	—	23,634	22,065	—	23,531	21,580	—
Central items & other	35,739	61,261	1,227	94,588	148,040	1,047	90,259	153,789	1,109
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	29,064	6,094	18
	815,408	761,261	1,470	1,051,019	992,310	1,425	1,027,822	968,691	1,756

Segmental analysis of assets and liabilities included in disposal groups:

	2015		2014*		2013*
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
RBS International	—	—	2	—	3	—
Corporate & Institutional Banking	—	—	18	14	78	48
Capital Resolution	130	251	569	2	—	—
Central items & other	3,356	2,729	81,422	71,304	2,163	3,309
Non-Core	n/a	n/a	n/a	n/a	773	21
	3,486	2,980	82,011	71,320	3,017	3,378

Segmental analysis of goodwill is as follows:
	UK Personal & Business Banking	Commercial Banking	Private Banking	RBS International	Capital Resolution	Central items and other (1)	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2014*	3,351	1,907	715	300	130	3,736	10,139
Transfer to disposal groups	—	—	—	—	—	(3,957)	(3,957)
Currency translation and other adjustments	—	—	(9)	—	—	221	212
Write down of goodwill - continuing operations	—	—	—	—	(130)	—	(130)
At 1 January 2015*	3,351	1,907	706	300	—	—	6,264
Transfers to disposal groups	—	—	(220)	—	—	—	(220)
Currency translation and other adjustments	—	—	12	—	—	—	12
Write down of goodwill - continuing operations	—	—	(498)	—	—	—	(498)
At 31 December 2015	3,351	1,907	—	300	—	—	5,558

*Restated - refer to pages 270 and 352 for further details. Re-presented to reflect the segmental reorganisation.

Note:

(1)	Relates to Citizens Financial Group.

Notes on the consolidated accounts

(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

2015	UK	USA	Europe	RoW	Total
	£m	£m	£m	£m	£m
Total revenue	14,724	315	1,247	604	16,890

Net interest income	7,947	162	407	251	8,767
Net fees and commissions	2,377	139	334	83	2,933
Income from trading activities	942	44	85	(11)	1,060
Other operating income	102	(118)	34	145	163
Total income	11,368	227	860	468	12,923

Operating (loss)/profit before tax	(87)	(2,723)	261	(154)	(2,703)
Total assets	673,409	77,514	42,133	22,352	815,408
Of which total assets held for sale	—	15	1,251	2,220	3,486
Total liabilities	630,818	75,971	34,942	19,530	761,261
Of which total liabilities held for sale	—	16	418	2,546	2,980
Net assets attributable to equity owners and non-controlling interests	42,591	1,543	7,191	2,822	54,147
Contingent liabilities and commitments	127,781	9,729	14,961	1,281	153,752
Cost to acquire property, plant and equipment and intangible assets	1,331	70	36	33	1,470

2014*
Total revenue	15,913	1,261	1,817	854	19,845

Net interest income	7,976	223	637	422	9,258
Net fees and commissions	2,483	285	595	176	3,539
Income from trading activities	530	538	238	(21)	1,285
Other operating income	941	89	(83)	121	1,068
Total income	11,930	1,135	1,387	698	15,150

Operating profit before tax	828	375	1,354	86	2,643
Total assets	780,141	182,471	51,227	37,180	1,051,019
Of which total assets held for sale	48	80,985	—	978	82,011
Total liabilities	746,343	166,489	45,417	34,061	992,310
Of which total liabilities held for sale	2	71,282	—	36	71,320
Net assets attributable to equity owners and non-controlling interests	33,798	15,982	5,810	3,119	58,709
Contingent liabilities and commitments	103,576	89,002	41,399	7,209	241,186
Cost to acquire property, plant and equipment and intangible assets	1,025	244	133	23	1,425

2013*
Total revenue	16,015	2,188	2,913	2,015	23,131

Net interest income	7,794	236	746	241	9,017
Net fees and commissions	2,544	336	663	212	3,755
Income from trading activities	1,474	899	106	92	2,571
Other operating income	644	203	242	305	1,394
Total income	12,456	1,674	1,757	850	16,737

Operating (loss)/profit before tax	(2,444)	(1,221)	(5,262)	78	(8,849)
Total assets	747,291	197,789	40,113	42,629	1,027,822
Of which total assets held for sale	915	750	198	1,154	3,017
Total liabilities	692,889	183,549	50,107	42,146	968,691
Of which total liabilities held for sale	—	3,210	81	87	3,378
Net assets attributable to equity owners and non-controlling interests	54,402	14,240	(9,994)	483	59,131
Contingent liabilities and commitments	107,500	83,048	41,368	10,093	242,009
Cost to acquire property, plant and equipment and intangible assets	1,086	428	232	10	1,756

*Restated - refer to pages 270 and 352 for further details.

Notes on the consolidated accounts

37 Directors' and key management remuneration

	2015	2014
Directors' remuneration	£000	£000
Non-executive directors - emoluments	1,466	1,367
Chairman and executive directors
- emoluments	5,781	4,211
	7,247	5,578
- amounts receivable under long-term incentive plans and share option plans	324	1,469
	7,571	7,047

No directors accrued benefits under defined benefit schemes or money purchase schemes during 2015 and 2014.

The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the Directors' remuneration report. Details of the remuneration received by each director is also given in the Directors' remuneration report.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2015	2014
	£000	£000
Short-term benefits	19,395	20,917
Post-employment benefits	435	1,964
Termination benefits	—	3,481
Share-based payments	3,472	4,889
	23,302	31,251

Key management comprises members of the Executive Committee.

38 Transactions with directors and key management

(a) At 31 December 2015, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions, as defined in UK legislation, in the Group, were £129,070 in respect of loans to four persons who were directors of the company at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Executive Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2015 £000	2014 £000
Loans and advances to customers	2,741	4,089
Customer accounts	12,332	22,037

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

Notes on the consolidated accounts

39 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each and the Dividend Access Share Retirement Agreement was agreed between RBS and HM Treasury (see Note 24 on page 328).

The Group enters into transactions with many of these bodies on an arm’s length basis. Transactions include the payment of: taxes principally UK corporation tax (page 295) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (page 285) and FSCS levies (page 337) together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

Other related parties

(a)	In their roles as providers of finance, RBS companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b)	RBS recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.
(c)	In accordance with IAS 24, transactions or balances between RBS entities that have been eliminated on consolidation are not reported.
(d)	The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

40 Post balance sheet events

On 26 January 2016, National Westminster Bank Plc signed a Memorandum of Understanding with RBS Pension Trustee Limited regarding a payment of £4.2 billion into The Royal Bank of Scotland Group Pension Fund before 31 March 2016 and bringing forward the date of the next triennial valuation of the scheme to no later than 31 December 2015. Pension matters are further disclosed in Note 4 on page 289.

There have been no other significant events between 31 December 2015 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Notes on the consolidated accounts

41 Consolidating financial information

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

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase the results for the period of RBSG plc and decreased RBS plc in the information below by £379 million and £875 million respectively for the year ended 31 December 2015 (decreased by £3,920 million and £1,115 million for the year ended 31 December 2014; decreased by £9,580 million and £6,051 million for the year ended 31 December 2013). The net assets of RBSG plc and RBS plc in the information below would also be decreased by £6,883 million and £9,324 million respectively at 31 December 2015 (decreased by £5,552 million and £7,250 million at 31 December 2014).

Income statement
				Consolidation	RBSG
For the year ended 31 December 2015	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
	£m	£m	£m	£m	£m
Net interest income	401	2,327	6,988	(949)	8,767
Non-interest income	(2,239)	4,629	(448)	2,214	4,156
Total income	(1,838)	6,956	6,540	1,265	12,923
Operating expenses	38	(8,667)	(8,625)	901	(16,353)
Impairment (losses)/recoveries	(5)	260	314	158	727
Operating (loss)/profit before tax	(1,805)	(1,451)	(1,771)	2,324	(2,703)
Tax (charge)/credit	(177)	420	(552)	286	(23)
(Loss)/profit from continuing operations	(1,982)	(1,031)	(2,323)	2,610	(2,726)
Proft from discontinued operations, net of tax	—	—	16	1,525	1,541
(Loss)/profit for the year	(1,982)	(1,031)	(2,307)	4,135	(1,185)

Attributable to:
Non-controlling interests	—	—	2	407	409
Preference shareholders	297	44	—	(44)	297
Paid-in equity holders	79	—	—	9	88
Ordinary shareholders	(2,358)	(1,075)	(2,309)	3,763	(1,979)
	(1,982)	(1,031)	(2,307)	4,135	(1,185)

Statement of comprehensive income

For the year ended 31 December 2015	RBSG plc	RBS plc	Subsidiaries (1)	Consolidation adjustments (2)	RBSG Group
	£m	£m	£m	£m	£m
(Loss)/profit for the year	(1,982)	(1,031)	(2,307)	4,135	(1,185)
Items that do not qualify for reclassification
Gain/(loss) on remeasurement of retirement benefit schemes	—	84	(157)	—	(73)
Tax	—	(20)	326	—	306
	—	64	169	—	233
Items that do qualify for reclassification
Available-for-sale financial assets	—	77	(96)	63	44
Cash flow hedges	40	(546)	93	(287)	(700)
Currency translation	—	54	(206)	(1,029)	(1,181)
Tax	(8)	45	(21)	92	108
	32	(370)	(230)	(1,161)	(1,729)
Other comprehensive income/(loss) after tax	32	(306)	(61)	(1,161)	(1,496)
Total comprehensive (loss)/income for the year	(1,950)	(1,337)	(2,368)	2,974	(2,681)

For the notes to this table see page 363.

Notes on the consolidated accounts

Total comprehensive (loss)/income attributable to:
Non-controlling interests	—	—	(77)	447	370
Preference shareholders	297	44	—	(44)	297
Paid-in equity holders	79	—	—	9	88
Ordinary shareholders	(2,326)	(1,381)	(2,291)	2,562	(3,436)
	(1,950)	(1,337)	(2,368)	2,974	(2,681)

Income statement
For the year ended 31 December 2014	RBSG plc	RBS plc	Subsidiaries (1)	Consolidation adjustments (2)	RBSG Group
	£m	£m	£m	£m	£m
Net interest income	257	2,995	7,770	(1,764)	9,258
Non-interest income	980	4,880	1,693	(1,661)	5,892
Total income	1,237	7,875	9,463	(3,425)	15,150
Operating expenses	(151)	(8,880)	(7,261)	2,433	(13,859)
Impairment recoveries	15	46	1,051	240	1,352
Operating profit/(loss) before tax	1,101	(959)	3,253	(752)	2,643
Tax credit/(charge)	27	(1,099)	(1,299)	462	(1,909)
Profit/(loss) from continuing operations	1,128	(2,058)	1,954	(290)	734
Profit/(loss) from discontinued operations, net of tax	—	—	42	(3,487)	(3,445)
Profit/(loss) for the year	1,128	(2,058)	1,996	(3,777)	(2,711)

Attributable to:
Non-controlling interests	—	—	4	56	60
Preference shareholders	330	61	—	(61)	330
Paid-in equity holders	28	—	—	21	49
Dividend access share	320	—	—	—	320
Ordinary shareholders	450	(2,119)	1,992	(3,793)	(3,470)
	1,128	(2,058)	1,996	(3,777)	(2,711)

Statement of comprehensive income
For the year ended 31 December 2014	RBSG plc	RBS plc	Subsidiaries*(1)	Consolidation adjustments (2)	RBSG Group*
	£m	£m	£m	£m	£m
Profit/(loss) for the year	1,128	(2,058)	1,996	(3,777)	(2,711)
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	—	(107)	(1,750)	—	(1,857)
Tax	—	16	298	—	314
	—	(91)	(1,452)	—	(1,543)
Items that do qualify for reclassification
Available-for-sale financial assets	—	(62)	775	94	807
Cash flow hedges	—	506	277	630	1,413
Currency translation	—	111	316	(120)	307
Tax	—	(89)	(156)	(210)	(455)
	—	466	1,212	394	2,072
Other comprehensive income/(loss) after tax	—	375	(240)	394	529
Total comprehensive income/(loss) for the year	1,128	(1,683)	1,756	(3,383)	(2,182)
Total comprehensive income/(loss) is attributable to:
Non-controlling interests	—	—	(40)	286	246
Preference shareholders	330	61	—	(61)	330
Paid-in equity holders	28	—	—	21	49
Dividend access share	320	—	—	—	320
Ordinary shareholders	450	(1,744)	1,796	(3,629)	(3,127)
	1,128	(1,683)	1,756	(3,383)	(2,182)

* Restated refer to page 270 for further details. For the notes to this table see page 363.

Notes on the consolidated accounts

Income statement
For the year ended 31 December 2013	RBSG plc	RBS plc	Subsidiaries(1)	Consolidation adjustments (2)	RBSG Group
	£m	£m	£m	£m	£m
Net interest income	258	3,370	7,102	(1,713)	9,017
Non-interest income	700	7,391	3,523	(3,894)	7,720
Total income	958	10,761	10,625	(5,607)	16,737
Operating expenses	40	(8,217)	(11,399)	2,110	(17,466)
Impairment (losses)/recoveries	—	(2,536)	(5,704)	120	(8,120)
Operating profit/(loss) before tax	998	8	(6,478)	(3,377)	(8,849)
Tax (charge)/credit	(34)	(1,207)	681	374	(186)
Profit/(loss) from continuing operations	964	(1,199)	(5,797)	(3,003)	(9,035)
Profit from discontinued operations, net of tax	—	—	76	482	558
Profit/(loss) for the year	964	(1,199)	(5,721)	(2,521)	(8,477)

Attributable to:
Non-controlling interests	—	—	(13)	133	120
Preference shareholders	349	58	—	(58)	349
Paid-in equity holders	30	—	(1)	20	49
Ordinary shareholders	585	(1,257)	(5,707)	(2,616)	(8,995)
	964	(1,199)	(5,721)	(2,521)	(8,477)
Statement of comprehensive income
				Consolidation	RBSG
For the year ended 31 December 2013	RBSG plc	RBS plc	Subsidiaries*(1)	adjustments (2)	Group*
	£m	£m	£m	£m	£m
Profit/(loss) for the year	964	(1,199)	(5,721)	(2,521)	(8,477)
Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	—	(13)	405	—	392
Tax	—	6	(243)	—	(237)
	—	(7)	162	—	155
Items that do qualify for reclassification
Available-for-sale financial assets	—	(1,497)	789	302	(406)
Cash flow hedges	—	(1,857)	(125)	(309)	(2,291)
Currency translation	—	(66)	77	(240)	(229)
Tax	—	796	188	30	1,014
	—	(2,624)	929	(217)	(1,912)
Other comprehensive (loss)/income after tax	—	(2,631)	1,091	(217)	(1,757)
Total comprehensive income/(loss) for the year	964	(3,830)	(4,630)	(2,738)	(10,234)
Total comprehensive income/(loss) is attributable to:
Non-controlling interests	—	—	6	131	137
Preference shareholders	349	58	—	(58)	349
Paid-in equity holders	30	—	—	19	49
Ordinary shareholders	585	(3,888)	(4,636)	(2,830)	(10,769)
	964	(3,830)	(4,630)	(2,738)	(10,234)
* Restated refer to page 270 for further details. For the notes to this table see page 363.

Notes on the consolidated accounts

Balance sheet
				Consolidation	RBSG
At 31 December 2015	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	76,904	2,595	(95)	79,404
Loans and advances to banks	22,148	45,350	149,771	(186,623)	30,646
Loans and advances to customers	268	161,652	200,351	(28,379)	333,892
Debt securities	1,119	76,602	16,153	(11,777)	82,097
Equity shares	—	931	1,058	(628)	1,361
Investments in Group undertakings	52,129	34,482	5,832	(92,443)	—
Settlement balances	—	3,053	2,173	(1,110)	4,116
Derivatives	217	265,601	4,955	(8,259)	262,514
Intangible assets	—	544	626	5,367	6,537
Property, plant and equipment	—	1,612	2,865	5	4,482
Deferred tax	—	902	1,824	(95)	2,631
Prepayments, accrued income and other assets	3	1,549	2,861	(171)	4,242
Assets of disposals groups	—	—	3,326	160	3,486
Total assets	75,884	669,182	394,390	(324,048)	815,408

Liabilities
Deposits by banks	907	147,220	70,038	(179,869)	38,296
Customer accounts	—	138,774	256,042	(24,518)	370,298
Debt securities in issue	5,049	23,361	6,441	(3,701)	31,150
Settlement balances	—	2,363	2,137	(1,110)	3,390
Short positions	—	17,593	3,216	—	20,809
Derivatives	65	257,372	5,523	(8,255)	254,705
Accruals, deferred income and other liabilities	175	5,676	9,147	117	15,115
Retirement benefit liabilities	—	112	3,656	21	3,789
Deferred tax	8	—	841	33	882
Subordinated liabilities	9,366	25,534	4,600	(19,653)	19,847
Liabilities of disposal groups	—	—	2,742	238	2,980
Total liabilities	15,570	618,005	364,383	(236,697)	761,261

Non-controlling interests	—	—	401	315	716
Owners' equity	60,314	51,177	29,606	(87,666)	53,431
Total equity	60,314	51,177	30,007	(87,351)	54,147
Total liabilities and equity	75,884	669,182	394,390	(324,048)	815,408

Notes on the consolidated accounts

Balance sheet
At 31 December 2014	RBSG plc	RBS plc	Subsidiaries*(1)	Consolidation adjustments (2)	RBSG Group*
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	70,952	4,542	(622)	74,872
Loans and advances to banks	24,490	54,901	160,668	(196,324)	43,735
Loans and advances to customers	299	217,777	260,750	(100,588)	378,238
Debt securities	911	87,594	39,221	(41,077)	86,649
Equity shares	—	4,880	1,954	(1,199)	5,635
Investments in Group undertakings	54,858	39,857	9,428	(104,143)	—
Settlement balances	—	3,381	2,017	(731)	4,667
Derivatives	179	359,825	9,841	(16,255)	353,590
Intangible assets	—	917	5,523	1,341	7,781
Property, plant and equipment	—	1,976	4,669	(478)	6,167
Deferred tax	—	733	1,776	(598)	1,911
Prepayments, accrued income and other assets	193	2,203	5,670	(2,303)	5,763
Assets of disposals groups	—	—	1,044	80,967	82,011
Total assets	80,930	844,996	507,103	(382,010)	1,051,019

Liabilities
Deposits by banks	1,202	174,455	79,707	(194,699)	60,665
Customer accounts	—	173,516	316,688	(98,565)	391,639
Debt securities in issue	7,510	36,743	24,358	(18,331)	50,280
Settlement balances	—	3,098	2,136	(731)	4,503
Short positions	—	16,590	6,893	(454)	23,029
Derivatives	30	354,747	11,025	(15,997)	349,805
Accruals, deferred income and other liabilities	165	5,622	8,231	(672)	13,346
Retirement benefit liabilities	—	192	4,301	(175)	4,318
Deferred tax	—	—	1,244	(744)	500
Subordinated liabilities	10,708	27,480	5,876	(21,159)	22,905
Liabilities of disposal groups	—	—	52	71,268	71,320
Total liabilities	19,615	792,443	460,511	(280,259)	992,310

Non-controlling interests	—	—	451	2,495	2,946
Owners' equity	61,315	52,553	46,141	(104,246)	55,763
Total equity	61,315	52,553	46,592	(101,751)	58,709
Total liabilities and equity	80,930	844,996	507,103	(382,010)	1,051,019

* Restated refer to page 270 for further details

Notes:

(1)	The financial statements of CFG are incorporated on a line-by-line basis up to 3 August 2015 and was fully disposed of on 30 October 2015.

(2)	Includes adjustments to present CFG as a disposal group to the disposal date.

Notes on the consolidated accounts

Cash flow statement
				Consolidation	RBSG
For the year ended 31 December 2015	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	3,593	5,488	5,832	(13,995)	918
Net cash flows from investing activities	(183)	2,456	(7,941)	802	(4,866)
Net cash flows from financing activities	(1,518)	(3,276)	3,163	691	(940)
Effects of exchange rate changes on cash and cash equivalents	9	575	333	(341)	576
Net increase/(decrease) in cash and cash equivalents	1,901	5,243	1,387	(12,843)	(4,312)
Cash and cash equivalents at 1 January 2015	1,105	101,370	94,016	(88,587)	107,904
Cash and cash equivalents at 31 December 2015	3,006	106,613	95,403	(101,430)	103,592

				Consolidation	RBSG
For the year ended 31 December 2014	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	(3,159)	(27,651)	(17,376)	27,799	(20,387)
Net cash flows from investing activities	1,782	8,437	(5,110)	1,500	6,609
Net cash flows from financing activities	1,140	(4,585)	2,654	387	(404)
Effects of exchange rate changes on cash and cash equivalents	(3)	541	344	27	909
Net (decrease)/increase in cash and cash equivalents	(240)	(23,258)	(19,488)	29,713	(13,273)
Cash and cash equivalents at 1 January 2014	1,345	124,628	113,504	(118,300)	121,177
Cash and cash equivalents at 31 December 2014	1,105	101,370	94,016	(88,587)	107,904

Notes on the consolidated accounts

				Consolidation	RBSG
For the year ended 31 December 2013	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	(2,865)	(21,590)	(6,527)	351	(30,361)
Net cash flows from investing activities	1,206	20,758	1,143	(1,924)	21,183
Net cash flows from financing activities	1,993	(1,387)	(5,834)	2,500	(2,728)
Effects of exchange rate changes on cash and cash equivalents	14	604	(323)	217	512
Net increase/(decrease) in cash and cash equivalents	348	(1,615)	(11,541)	1,144	(11,664)
Cash and cash equivalents at 1 January 2013	997	126,243	125,045	(119,444)	132,841
Cash and cash equivalents at 31 December 2013	1,345	124,628	113,504	(118,300)	121,177

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

Notes on the consolidated accounts

Additional information
Financial summary	367
Exchange rates	380
Material contracts	381
ADR payment information	383
Risk factors	384
Description of property and equipment	409
Our code	409
Major shareholders	409
Change of Auditors	409
Iran sanctions and related disclosures	410
Supervision	411

Additional information

Financial summary

RBS's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years are presented below.

Summary consolidated income statement	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Net interest income	8,767	9,258	9,017	9,356	10,226
Non-interest income (1,2,3)	4,156	5,892	7,720	5,359	11,159
Total income	12,923	15,150	16,737	14,715	21,385
Operating expenses (4)	(16,353)	(13,859)	(17,466)	(15,757)	(15,167)
(Loss)/profit before impairment losses	(3,430)	1,291	(729)	(1,042)	6,218
Impairment releases/(losses) (5)	727	1,352	(8,120)	(5,010)	(8,078)
Operating (loss)/profit before tax	(2,703)	2,643	(8,849)	(6,052)	(1,860)
Tax charge	(23)	(1,909)	(186)	(156)	(914)
(Loss)/profit from continuing operations	(2,726)	734	(9,035)	(6,208)	(2,774)
Profit/(loss) from discontinued operations, net of tax (6)	1,541	(3,445)	558	318	651
Loss for the year	(1,185)	(2,711)	(8,477)	(5,890)	(2,123)

Attributable to:
Non-controlling interests	409	60	120	(136)	28
Preference shareholders	297	330	349	273	—
Paid-in equity holders	88	49	49	28	—
Dividend access share	—	320	—	—	—
Ordinary shareholders	(1,979)	(3,470)	(8,995)	(6,055)	(2,151)

Notes:

(1)	Includes loss on strategic disposals of £157 million (2014 - £191 million profit; 2013 - £161 million profit; 2012 - £111 million profit; 2011 - £25 million loss).
(2)	Includes loss on redemption of own debt of £263 million (2014 - £20 million gain; 2013 - £175 million gain; 2012 - £454 million gain; 2011 - £255 million gain).
(3)	Includes own credit adjustments of £309 million gain (2014 - £146 million loss; 2013 - £120 million loss; 2012 - £4,649 million loss; 2011 - £1,914 million gain).
(4)	Includes write down of goodwill of £498 million (2014 - £130 million; 2013 - £1,059 million; 2012 - £18 million; 2011 - £80 million).
(5)	Includes sovereign debt impairment of £1,099 million and related interest rate hedge adjustments of £169 million in 2011.
(6)	Includes a gain of £1,117 million relating to the sell-down of Citizens (2014 - £3,994 million loss).

Summary consolidated balance sheet	2015	2014*	2013*	2012*	2011*
	£m	£m	£m	£m	£m
Loans and advances	364,538	421,973	494,793	564,086	598,916
Debt securities and equity shares	83,458	92,284	122,410	172,670	224,263
Derivatives and settlement balances	266,630	358,257	293,630	447,644	537,389
Other assets	100,782	178,505	116,989	127,873	146,310
Total assets	815,408	1,051,019	1,027,822	1,312,273	1,506,878

Owners' equity	53,431	55,763	58,658	68,639	75,330
Non-controlling interests	716	2,946	473	1,770	686
Subordinated liabilities	19,847	22,905	24,012	26,773	26,319
Deposits	408,594	452,304	534,859	622,684	611,759
Derivatives, settlement balances and short positions	278,904	377,337	318,861	467,802	572,499
Other liabilities	53,916	139,764	90,959	124,605	220,285
Total liabilities and equity	815,408	1,051,019	1,027,822	1,312,273	1,506,878

*Restated - refer to page 270 for further details.

Additional information

Other financial data	2015	2014*	2013*	2012*	2011*
Basic and diluted (loss)/earnings per ordinary share from
continuing operations - pence (1)	(27.7)	0.5	(85.0)	(58.9)	(19.8)
Share price per ordinary share at year end - £	3.02	3.94	3.38	3.25	2.02
Market capitalisation at year end - £bn	35.1	45.2	38.2	36.3	22.3
Net asset value per ordinary share - £	4.66	5.12	5.23	6.30	6.90
Return on average total assets (5)	(0.2%)	(0.3%)	(0.7%)	(0.4%)	(0.1%)
Return on average total equity (5)	(2.9%)	(4.6%)	(12.8%)	(7.8%)	(2.8%)
Return on average ordinary shareholders' equity (4)	(4.0%)	(6.5%)	(14.7%)	(8.9%)	(3.1%)
Average total equity as a percentage of average total assets	6.0%	5.8%	5.5%	5.2%	4.9%
Risk asset ratio - Tier 1 (5)	19.1%	13.2%	13.1%	12.4%	13.0%
Risk asset ratio - Total (5)	24.7%	17.1%	16.5%	14.5%	13.8%
Ratio of earnings to combined fixed charges and preference share dividends (6,7)
- including interest on deposits	0.17	1.52	(0.51)	0.13	0.78
- excluding interest on deposits	(1.17)	2.61	(5.12)	(3.73)	(0.86)
Ratio of earnings to fixed charges only (6,7)
- including interest on deposits	0.19	1.67	(0.55)	0.13	0.78
- excluding interest on deposits	(1.60)	3.58	(6.95)	(4.80)	(0.86)

*Restated - refer to page 270 for further details.

Notes:

(1)	None of the convertible securities had a dilutive effect in the years 2011 to 2015.
(2)	Return on average total assets represents loss attributable to ordinary shareholders as a percentage of average total assets.
(3)	Return on average total equity represents loss attributable to equity owners expressed as a percentage of average shareholder funds.
(4)	Return on average ordinary shareholders' equity represents loss attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(5)	2015 and 2014 are calculated on a PRA transitional basis; 2011 to 2013 are calculated on a Basel 2.5 basis.
(6)	For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).
(7)	The earnings for the years ended 31 December 2015, 2013, 2012, and 2011, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2015, 2013, 2012 and 2011 was £3,088 million, £9,247 million, £6,353 million and £1,860 million, respectively. The coverage deficiency for fixed charges for the years ended 31 December 2015, 2013, 2012 and 2011 was £2,703 million, £8,849 million, £6,052 million and £1,860 million, respectively.

Additional information

The geographic analysis, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have generally been compiled on the basis of location of office - UK and overseas – unless indicated otherwise. ‘UK’ in this context includes transactions conducted through the offices in the UK which service international banking transactions.

Analysis of loans and advances to customers

The following table analyses gross loans and advances to customers by remaining maturity, geographical area (location of office) and type of customer.

		After 1 year
	Within	but within	After	2015
	1 year	5 years	5 years	Total	2014	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	4,317	41	1,808	6,166	7,665	6,951	8,087	8,037
Finance	21,310	6,231	2,207	29,748	31,762	28,937	33,955	33,235
Residential mortgages	10,283	26,903	86,467	123,653	113,521	110,515	109,530	100,726
Personal lending	6,296	4,411	3,641	14,348	15,923	17,098	19,692	20,207
Property	8,604	15,574	9,922	34,100	37,547	44,252	53,730	55,751
Construction	2,183	1,366	357	3,906	4,098	4,691	6,507	7,173
Manufacturing	4,629	2,842	600	8,071	9,332	8,739	10,058	10,476
Service industries and business activities	19,650	21,970	9,637	51,257	50,621	52,253	56,435	59,190
Agriculture, forestry and fishing	1,243	1,158	1,070	3,471	3,211	2,887	2,699	2,736
Finance leases and instalment credit	4,421	4,561	2,152	11,134	10,933	10,524	10,532	11,216
Accrued interest	330	15	1	346	258	136	263	375
Total UK	83,266	85,072	117,862	286,200	284,871	286,983	311,488	309,122

Overseas
US	1,353	791	187	2,331	9,308	60,440	63,496	72,933
Rest of the World	6,396	6,327	12,198	24,921	57,532	68,555	76,240	91,817
Total overseas	7,749	7,118	12,385	27,252	66,840	128,995	139,736	164,750

Reverse repos
UK	18,000	—	—	18,000	29,228	19,777	42,989	42,025
US	9,532	—	—	9,532	8,216	18,603	22,811	17,397
Rest of the World	26	—	—	26	6,543	11,517	4,247	2,072
Total reverse repos	27,558	—	—	27,558	43,987	49,897	70,047	61,494

Loans and advances to customers - gross	118,573	92,190	130,247	341,010	395,698	465,875	521,271	535,366
Loan impairment provisions				(7,118)	(17,460)	(25,153)	(21,136)	(19,760)
Loans and advances to customers - net				333,892	378,238	440,722	500,135	515,606

Fixed rate	25,396	25,413	67,491	118,300	114,664	117,452	123,941	88,429
Variable rate	65,619	66,777	62,756	195,152	237,047	298,526	327,283	385,443
Reverse repos	27,558	—	—	27,558	43,987	49,897	70,047	61,494
Loans and advances to customers - gross	118,573	92,190	130,247	341,010	395,698	465,875	521,271	535,366

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

Additional information

		Statutory 2015			Statutory 2014
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	38,626	253	0.65	34,592	216	0.62
	- Overseas	39,211	87	0.22	33,481	151	0.45
Loans and advances to customers	- UK	247,678	10,205	4.12	252,656	10,784	4.27
	- Overseas	48,511	1,063	2.19	72,188	1,555	2.15
Debt securities	- UK	33,198	234	0.70	28,626	264	0.92
	- Overseas	6,007	83	1.38	11,203	109	0.97
Interest-earning assets	- UK	319,502	10,692	3.35	315,874	11,264	3.57
	- Overseas	93,729	1,233	1.32	116,872	1,815	1.55
Total interest-earning assets	- banking business (1,2)	413,231	11,925	2.89	432,746	13,079	3.02
	- trading business (3)	139,642			166,643
Interest-earning assets		552,873			599,389
Non-interest-earning assets		417,515			442,092
Total assets		970,388			1,041,481

Percentage of assets applicable to overseas operations		26.4%			33.1%

Liabilities
Deposits by banks	- UK	3,601	25	0.69	5,860	49	0.84
	- Overseas	2,462	20	0.81	4,244	26	0.61
Customer accounts: demand deposits	- UK	131,617	537	0.41	118,628	470	0.40
	- Overseas	18,178	82	0.45	23,075	128	0.55
Customer accounts: savings deposits	- UK	70,803	435	0.61	85,649	710	0.83
	- Overseas	1,436	11	0.77	1,596	21	1.32
Customer accounts: other time deposits	- UK	12,060	221	1.83	17,008	278	1.63
	- Overseas	5,143	94	1.83	9,440	162	1.72
Debt securities in issue	- UK	26,122	747	2.86	33,967	985	2.90
	- Overseas	1,581	12	0.76	2,156	25	1.16
Subordinated liabilities	- UK	16,226	676	4.17	18,819	684	3.63
	- Overseas	3,047	193	6.33	3,834	192	5.01
Internal funding of trading business	- UK	(13,909)	104	(0.75)	(15,426)	89	(0.58)
	- Overseas	(669)	1	(0.15)	(4,635)	2	(0.04)
Interest-bearing liabilities	- UK	246,520	2,745	1.11	264,505	3,265	1.23
	- Overseas	31,178	413	1.32	39,710	556	1.40
Total interest-bearing liabilities	- banking business	277,698	3,158	1.14	304,215	3,821	1.26
	- trading business (3)	147,117			177,156
Interest-bearing liabilities		424,815			481,371
Demand deposits	- UK	69,873			58,060
	- Overseas	10,619			11,153
Other liabilities		407,011			430,124
Total equity		58,070			60,773
Total liabilities and equity		970,388			1,041,481

Percentage of liabilities applicable to overseas operations		25.5%			32.8%

For the notes to this table refer to the following page.

Additional information

		Statutory 2013
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	42,466	261	0.61
	- Overseas	30,776	172	0.56
Loans and advances to customers	- UK	256,692	11,060	4.31
	- Overseas	87,951	2,105	2.39
Debt securities	- UK	38,082	624	1.64
	- Overseas	19,444	266	1.37
Interest-earning assets	- UK	337,240	11,945	3.54
	- Overseas	138,171	2,543	1.84
Total interest-earning assets	- banking business (1,2)	475,411	14,488	3.05
	- trading business (3)	216,211
Interest-earning assets		691,622
Non-interest-earning assets		535,706
Total assets		1,227,328

Percentage of assets applicable to overseas operations		33.0%

Liabilities
Deposits by banks	- UK	7,997	144	1.80
	- Overseas	14,629	133	0.91
Customer accounts: demand deposits	- UK	123,707	501	0.40
	- Overseas	26,228	163	0.62
Customer accounts: savings deposits	- UK	93,245	1,266	1.36
	- Overseas	2,131	33	1.55
Customer accounts: other time deposits	- UK	28,565	433	1.52
	- Overseas	12,193	286	2.35
Debt securities in issue	- UK	44,085	1,162	2.64
	- Overseas	5,002	144	2.88
Subordinated liabilities	- UK	17,387	649	3.73
	- Overseas	5,650	228	4.04
Internal funding of trading business	- UK	(24,041)	348	(1.45)
	- Overseas	4,477	(19)	(0.42)
Interest-bearing liabilities	- UK	290,945	4,503	1.55
	- Overseas	70,310	968	1.38
Total interest-bearing liabilities	- banking business	361,255	5,471	1.51
	- trading business (3)	223,264
Interest-bearing liabilities		584,519
Non-interest-bearing liabilities:
Demand deposits	- UK	55,303
	- Overseas	5,052
Other liabilities		514,783
Total equity		67,671
Total liabilities and equity		1,227,328

Percentage of liabilities applicable to overseas operations		28.7%

Notes:

(1)	Interest receivable includes £400 million (2014 - £453 million; 2013 - £538 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(2)	Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(4)	The analysis into UK and overseas has been compiled on the basis of location of office.

Additional information

Analysis of change in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2015 over 2014 - statutory			2014 over 2013 - statutory
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	26	11	37	(49)	4	(45)
Overseas	23	(87)	(64)	14	(35)	(21)
Loans and advances to customers
UK	(208)	(371)	(579)	(174)	(102)	(276)
Overseas	(520)	28	(492)	(352)	(198)	(550)
Debt securities
UK	38	(68)	(30)	(130)	(230)	(360)
Overseas	(62)	36	(26)	(93)	(64)	(157)
Total interest receivable of the banking business
UK	(144)	(428)	(572)	(353)	(328)	(681)
Overseas	(559)	(23)	(582)	(431)	(297)	(728)
	(703)	(451)	(1,154)	(784)	(625)	(1,409)

Interest-bearing liabilities
Deposits by banks
UK	16	8	24	32	63	95
Overseas	13	(7)	6	73	34	107
Customer accounts: demand deposits
UK	(55)	(12)	(67)	31	—	31
Overseas	25	21	46	18	17	35
Customer accounts: savings deposits
UK	109	166	275	96	460	556
Overseas	2	8	10	8	4	12
Customer accounts: other time deposits
UK	88	(31)	57	185	(30)	155
Overseas	78	(10)	68	57	67	124
Debt securities in issue
UK	225	13	238	284	(107)	177
Overseas	6	7	13	58	61	119
Subordinated liabilities
UK	102	(94)	8	(53)	18	(35)
Overseas	44	(45)	(1)	83	(47)	36
Internal funding of trading business
UK	9	(24)	(15)	97	162	259
Overseas	3	(2)	1	(15)	(6)	(21)
Total interest payable of the banking business
UK	494	26	520	672	566	1,238
Overseas	171	(28)	143	282	130	412
	665	(2)	663	954	696	1,650

Movement in net interest income
UK	350	(402)	(52)	319	238	557
Overseas	(388)	(51)	(439)	(149)	(167)	(316)
	(38)	(453)	(491)	170	71	241

Additional information

Loan impairment provisions

For details of the factors considered in determining the amount of provisions, refer to the accounting policy on page 276 and ‘Critical accounting policies and key sources of estimation uncertainty’ on page 281. The following table shows the movements in loan impairment provisions.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	8,185	11,005	9,754	8,222	8,537
Overseas	9,315	14,211	11,496	11,661	9,645
	17,500	25,216	21,250	19,883	18,182
Transfer (to)/from disposal groups
UK	—	—	—	764	(773)
Overseas	(20)	(553)	(9)	—	—
	(20)	(553)	(9)	764	(773)
Currency translation and other adjustments
UK	(27)	929	323	635	6
Overseas	(548)	(1,596)	(202)	(945)	(289)
	(575)	(667)	121	(310)	(283)
Disposals
Overseas	—	(6)	(77)	(5)	8

Amounts written-off
UK	(4,142)	(3,570)	(2,547)	(2,127)	(2,408)
Overseas	(4,822)	(1,708)	(1,799)	(2,139)	(2,119)
	(8,964)	(5,278)	(4,346)	(4,266)	(4,527)
Recoveries of amounts previously written-off
UK	130	77	78	164	158
Overseas	45	128	178	177	369
	175	205	256	341	527
(Releases)/losses to income statement - continuing operations (1)
UK	(11)	(110)	3,593	2,351	2,937
Overseas	(842)	(1,254)	4,512	2,703	3,753
	(853)	(1,364)	8,105	5,054	6,690
Losses to income statement - discontinued operations
Overseas	—	194	307	265	543

Unwind of discount (recognised in interest income)
UK	(98)	(146)	(196)	(255)	(235)
Overseas	(46)	(101)	(195)	(221)	(249)
	(144)	(247)	(391)	(476)	(484)
Provisions at the end of the year
UK	4,037	8,185	11,005	9,754	8,222
Overseas	3,082	9,315	14,211	11,496	11,661
	7,119	17,500	25,216	21,250	19,883
Provisions at the end of the year comprise
Customers	7,118	17,460	25,153	21,136	19,760
Banks	1	40	63	114	123
	7,119	17,500	25,216	21,250	19,883
Gross loans and advances to customers (2)
UK	286,200	284,871	286,983	311,488	309,122
Overseas	27,252	66,840	128,995	139,736	164,750
	313,452	351,711	415,978	451,224	473,872
For the notes to this table refer to the following page.

Additional information

	2015	2014	2013	2012	2011
Closing customer provisions as a % of gross loans and advances to customers (2)
UK	1.4%	2.9%	3.8%	3.1%	2.6%
Overseas	11.3%	13.9%	11.0%	8.2%	7.1%
Total	2.3%	5.0%	6.0%	4.7%	4.2%

Customer (releases)/losses to income statement as a % of gross loans and advances to customers (2)
UK	—	—	1.3%	0.8%	1.0%
Overseas	(3.1%)	(1.9%)	3.5%	1.9%	2.3%
Total	(0.3%)	(0.4%)	2.0%	1.1%	1.4%

Average loans and advances to customers - gross	387,956	472,545	509,937	541,588	578,057

As a % of average loans and advances to customers during the year
Total customer provisions (released)/charged to income statement	(0.2%)	(0.3%)	1.6%	0.9%	1.2%
Amounts written-off (net of recoveries) - customers	2.3%	1.1%	0.8%	0.7%	0.7%

Notes:

(1)	Includes £4 million release relating to loans and advances to banks (2014 - £10 million release; 2013 - £15 million release; 2012 - £23 million loss; 2011 - nil).
(2)	Excludes reverse repos.

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2015		2014		2013		2012		2011
	Closing	Total	Closing	Total	Closing	Total	Closing	Total	Closing	Total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	1	2.0	1	2.2	2	1.7	—	1.8	—	1.7
Manufacturing	78	2.6	142	2.7	140	2.1	134	2.2	135	2.2
Construction	234	1.2	365	1.2	515	1.1	483	1.4	502	1.5
Finance	17	9.5	65	9.0	73	7.0	104	7.5	64	7.0
Service industries and	993	16.4	1,510	14.4	2,192	12.6	1,480	12.5	1,219	12.5
business activities
Agriculture, forestry and	24	1.1	33	0.9	45	0.7	34	0.6	36	0.6
fishing
Property	1,048	10.9	3,671	10.7	5,190	10.6	3,944	11.9	2,860	11.8
Residential mortgages	158	39.4	191	32.3	319	26.6	457	24.3	397	21.3
Personal lending	1,086	4.6	1,453	4.5	1,718	4.1	2,152	4.4	1,926	4.3
Finance leases and	69	3.6	82	3.1	136	2.5	184	2.3	367	2.4
instalment credit
Accrued interest	—	0.1	—	—	—	—	—	0.1	—	0.1
Total UK	3,708	91.4	7,513	81.0	10,330	69.0	8,972	69.0	7,506	65.4
Overseas	2,826	8.6	8,931	19.0	12,820	31.0	10,204	31.0	10,268	34.6
Impaired book provisions	6,534	100	16,444	100	23,150	100	19,176	100	17,774	100
Latent book provisions	584		1,016		2,003		1,960		1,986
Total provisions	7,118		17,460		25,153		21,136		19,760

Additional information

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of UK customer.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
UK
Manufacturing	61	48	41	61	115
Construction	269	175	159	158	228
Finance	94	28	47	30	24
Service industries and business activities	646	719	422	542	383
Agriculture, forestry and fishing	11	3	6	11	4
Property	2,504	1,917	950	490	493
Residential mortgages	36	76	180	32	25
Personal lending	501	546	681	610	1,007
Finance leases and instalment credit	20	58	61	193	129
Total UK	4,142	3,570	2,547	2,127	2,408
Overseas	4,822	1,708	1,799	2,139	2,119
Total write-offs (1)	8,964	5,278	4,346	4,266	4,527

Note:

(1)	Includes £33 million written-off in respect of loans and advances to banks (2014 - £8 million; 2013 - £40 million; 2012 - £29 million).

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of UK customer.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
UK
Manufacturing	—	2	1	1	4
Construction	2	9	1	10	6
Finance	3	—	—	1	—
Service industries and business activities	32	11	21	16	10
Property	40	29	5	33	8
Residential mortgages	—	—	—	6	9
Personal lending	42	26	48	93	111
Finance leases and instalment credit	11	—	2	4	10
Total UK	130	77	78	164	158
Overseas	45	128	178	177	369
Total recoveries	175	205	256	341	527

Additional information

Risk elements in lending

Risk elements in lending (REIL) comprises of impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprises loans past due 90 days where no impairment loss is expected.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Impaired loans (1)
UK	6,095	11,562	17,480	18,412	15,576
Overseas	4,755	13,681	19,691	20,074	23,171
Total	10,850	25,243	37,171	38,486	38,747
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	1,262	1,536	1,962	2,007	1,698
Overseas	25	105	259	634	400
Total	1,287	1,641	2,221	2,641	2,098
Total REIL	12,137	26,884	39,392	41,127	40,845

Closing provisions for impairment as a % of total REIL	59%	65%	64%	52%	49%
REIL as a % of gross lending to customers excluding reverse repos	3.9%	7.6%	9.5%	9.1%	8.6%

Notes:

(1)	The write-off of impaired loans affects closing provisions for impairment as a % of total REIL (the coverage ratio). The coverage ratio reduces if the loan written-off carries a higher than average provision and increases if the loan written-off carries a lower than average provision.
(2)	Impaired loans at 31 December 2015 include £2,300 million (2014 - £7,052 million; 2013 - £7,687 million) of loans subject to forbearance granted during the year.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	311	404	571	665	636
Overseas	125	165	601	805	811
	436	569	1,172	1,470	1,447

Interest on impaired loans included in net interest income
UK	98	146	196	255	235
Overseas	46	101	195	221	249
	144	247	391	476	484

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Potential problem loans	1,277	1,206	789	807	739

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

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Loans granted forbearance	3,760	6,091	7,901	11,196	7,674

Notes:

(1)	Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million.
(2)	For 2015, wholesale loans subject to forbearance were £2,258 million (2014 - £3,040 million; 2013 - £4,305 million) and secured retail loans subject to forbearance were £1,502 million (2014 - £3,051 million; 2013 - £3,596 million). Unsecured retail loans subject to forbearance amounting to £96 million (2014 - £244 million; 2013 - £272 million) are not included.

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

2015					Short	Net of short
	Government	Banks	Other	Total	positions	positions
	£m	£m	£m	£m	£m	£m
United States	10,971	3,528	9,150	23,649	3,380	20,269
France	6,221	10,794	2,626	19,641	1,778	17,863
Germany	9,574	4,211	1,565	15,350	3,272	12,078
Netherlands	3,820	1,021	7,148	11,989	796	11,193
Japan	7,172	2,444	211	9,827	—	9,827
Italy	4,946	961	687	6,594	3,229	3,365
Spain	989	730	1,691	3,410	535	2,875
Republic of Ireland	185	768	1,496	2,449	68	2,381

2014
United States	393	2,576	18,403	21,372	7,029	14,343
France	7,405	11,660	4,240	23,305	2,226	21,079
Germany	15,923	5,111	2,442	23,476	2,166	21,310
Netherlands	5,050	1,308	6,925	13,283	1,392	11,891
Japan	3,093	3,626	2,125	8,844	66	8,778
Italy	3,484	996	769	5,249	3,029	2,220
Spain	813	913	2,449	4,175	566	3,609
Republic of Ireland	180	1,454	1,816	3,450	10	3,440

2013
United States	9,016	2,062	24,722	35,800	7,984	27,816
France	4,686	10,234	4,406	19,326	2,352	16,974
Germany	12,308	2,931	4,819	20,058	4,435	15,623
Netherlands	4,979	1,685	6,023	12,687	1,192	11,495
Japan	34	4,872	1,876	6,782	2,556	4,226
Italy	5,350	646	1,141	7,137	3,302	3,835
Spain	1,461	5,748	4,814	12,023	801	11,222
Republic of Ireland	170	2,600	2,773	5,543	51	5,492

Additional information

Analysis of deposits - product analysis
The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2015	2014	2013
	£m	£m	£m
UK
Deposits
- interest-free	97,772	98,582	85,268
- interest-bearing	242,120	243,315	253,980
Total UK	339,892	341,897	339,248
Overseas
Deposits
- interest-free	7,452	13,992	38,235
- interest-bearing	23,872	34,205	72,242
Total overseas	31,324	48,197	110,477
Total deposits	371,216	390,094	449,725

Overseas
US	271	1,915	59,046
Rest of the World	31,053	46,282	51,431
Total overseas	31,324	48,197	110,477

Repos
UK	21,800	42,708	40,018
US	15,578	14,626	38,085
Rest of the World	—	4,876	7,031
Total repos	37,378	62,210	85,134

Certificates of deposit and other time deposits
The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

2015	0-3 months	3-6 months	6-12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	376	258	108	201	943
Other time deposits	16,241	1,270	1,582	2,147	21,240

Overseas based companies and branches
Other time deposits	1,533	759	1,117	689	4,098
	18,150	2,287	2,807	3,037	26,281

Additional information

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At the year end		During the year
		Weighted average			Weighted average
	Balance	interest rate	Maximum balance	Average balance	interest rate
2015	£bn	%	£bn	£bn	%
Repos	37	0.6	105	70	0.3
Financial institutions (1)	53	0.3	71	54	0.4
Commercial paper	—	—	1	—	0.4
Certificates of deposits	1	0.5	2	1	0.6
Total	91	0.5	179	125	0.3

2014
Repos	62	0.4	129	91	0.3
Financial institutions (1)	56	0.3	72	59	0.4
Commercial paper	1	0.4	2	1	0.5
Certificates of deposits	1	0.7	2	2	0.5
Total	120	0.3	205	153	0.3

2013
Repos	84	0.3	172	130	0.3
Financial institutions (1)	61	0.6	155	71	0.6
Commercial paper	2	0.4	3	3	0.4
Certificates of deposits	2	0.6	3	3	0.9
Total	149	0.4	333	207	0.4

Note:

(1)	Excludes derivative cash collateral of £30 billion at 31 December 2015 (2014 - £39 billion; 2013 - £26 billion); and 2015 average of £36 billion (2014 - £30 billion; 2013 - £31 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.

2015	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	60	172	421	338	692	1,314
Contractual obligations to purchase goods or services	81	221	570	570	—	—
	141	393	991	908	692	1,314

2014
Operating leases	62	175	424	360	695	1,415
Contractual obligations to purchase goods or services	104	285	703	734	1	—
	166	460	1,127	1,094	696	1,415

2013
Operating leases	90	258	630	513	786	1,358
Contractual obligations to purchase goods or services	107	266	189	588	12	—
	197	524	819	1,101	798	1,358

Undrawn formal facilities, credit lines and other commitments to lend were £132,198 million (2014 - £212,777 million; 2013 - £213,046 million). While RBS has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBS does not expect all facilities to be drawn, and some may lapse before drawdown.

Additional information

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	February	January	December	November	October	September
	2016	2016	2015	2015	2015	2015
Noon Buying Rate
High	1.4580	1.4686	1.5213	1.5428	1.5475	1.5573
Low	1.3867	1.4167	1.4746	1.5110	1.5162	1.5116

	2015	2014	2013	2012	2011
Noon Buying Rate
Period end rate	1.4746	1.5578	1.6574	1.6262	1.5537
Average rate for the year (1)	1.5250	1.6461	1.5673	1.5924	1.6105

Consolidation rate (2)
Period end rate	1.4830	1.5615	1.6542	1.6164	1.5475
Average rate for the year	1.5284	1.6475	1.5646	1.5850	1.6039

Notes:

(1)	The average of the Noon Buying Rates on the last US business day of each month during the year.
(2)	The rates used for translating US dollars into sterling in the preparation of the financial statements.
(3)	On 18 March 2016, the Noon Buying Rate was £1.00 = US$1.4514.

Additional information

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the "Acquisitions") and agreed the terms of HM Treasury's contingent subscription (the “Contingent Subscription”) for an additional £8 billion in aggregate in the form of further B shares (the "Contingent B shares"), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. RBS was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

On 9 October 2015, the company announced that on 8 October 2015, it had received a valid conversion notice from HM Treasury in respect of all outstanding B shares held by HM Treasury. The new ordinary shares issued on conversion of the B shares were admitted to the official list of the UKLA, and to trading on the London Stock Exchange plc, on 14 October 2015. Following such conversion, HM Treasury no longer holds any B shares and its resulting holding represents 72.6% of the company’s ordinary share capital.

The company gave certain representations and warranties to HM Treasury on the date of the Acquisition and Contingent Capital Agreement, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions. The company also agreed to a number of undertakings.

The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions.

For as long as it is a substantial shareholder of the company (within the meaning of the UKLA's Listing Rules), HM Treasury has undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote.

DAS Retirement Agreement

The Dividend Access Share ("DAS") was issued in 2009 (see B Share Acquisition and Contingent Capital Agreement above). On 9 April 2014, the company entered into the DAS Retirement Agreement ("DRA") with HMT which was approved by the company's shareholders on 25 June 2014. Pursuant to the terms of the DRA the company agreed to pay HMT an initial DAS dividend of £320 million which was paid in that year. A further £1.18 billion to HMT, in the form of one or more further DAS dividends, at the discretion of the directors of the company was required to retire the DAS. On 22 March 2016, the company paid the final £1.193 billion in respect of the DAS to HM Treasury. The dividend represents the final amount payable to HM Treasury and effects the immediate retirement of the DAS. On retirement, the DAS was re-designated as a single B share which will be subsequently cancelled. Following the conversion in 2015 of the B shares held by HMT into Ordinary Shares, the retirement of the DAS will complete the normalisation of RBS's capital structure.

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

These provide that RBS will comply or procure compliance with certain measures and behavioural commitments. RBS agreed to do all acts and take all measures to ensure HM Treasury's compliance with its obligations under any EC decision approving State Aid to RBS.

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

Sale of RBS England & Wales and NatWest Scotland branch based business (“Williams & Glyn”)

Pursuant to the terms of the State Aid Commitment Deed, RBS is required to dispose of its RBS England & Wales and NatWest Scotland branch based business by the end of 2017. Subject to the completion of the operational and legal separation of the business into a standalone bank to be branded Williams & Glyn, which will now not be achieved until after Q1 2017, RBS is considering divestment options including an Initial Public Offer (IPO). On 27 September 2013, RBS agreed a £600 million pre-IPO investment with a consortium of investors led by Corsair Capital and Centerbridge Partners. The pre-IPO investment took the form of a £600 million bond, which was issued by RBS on 21 October 2013, which will be exchangeable in the event of an IPO for a significant minority shareholding (not more than 49%) in

Additional information

Williams & Glyn at the IPO price, subject to a minimum ownership level linked to the tangible book value of Williams & Glyn prior to the IPO. To the extent the maximum ownership level is reached, the bond will be partially redeemed in cash such that investors will receive a total value of £600 million of cash and shares at the IPO price. At the IPO, subject to RBS’s consent, investors will have the option to acquire up to 10% additionally at the IPO price, subject to their pro forma ownership being no more than 49% in aggregate. RBS provided a £270 million secured financing package to the investor consortium in relation to the investment. The Group remains committed to full divestment by the end of 2017, although it continues to face significant challenges and risks in separating the Williams & Glyn business, some of which may only emerge as various separation process phases are progressed. The Williams & Glyn separation process is a high priority for the Group. The associated risks are discussed in more detail in the Risk Factors.

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

Main scheme memorandum of understanding

In January 2016, RBS sought regulatory approval to accelerate the settlement of the additional outstanding contributions of £4.2 billion on its main defined benefit pension scheme and entered into a memorandum of understanding (The ‘MoU’) with the trustee of the Main Scheme pursuant to which, the date of the next triennial funding valuations was brought forward to a date no later than 31 December 2015. For further information on The MoU see note 4 and 40 to the financial statements.

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

Fees payable by the depository to the issuer

Fees incurred in past annual Period

From 1 January 2015 to 31 December 2015, the company received from the depository $300,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Additional information

Risk factors

Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.

In the past eight years, the Group has dramatically downsized and simplified the scale and complexity of its operations as compared to its operations preceding and during the financial crisis. However, the Group’s operations remain diverse and complex, and the Group operates in legal and regulatory environments that expose it to potentially significant litigation, civil and criminal regulatory and governmental investigations and other regulatory risk. The Group has settled a number of legal and regulatory investigations over the past several years but continues to be, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the US, Europe and other jurisdictions.

The Group is involved in ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation (including class action litigation), relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including structured products and government securities), product mis-selling, customer mistreatment (including alleged mistreatment of small and medium enterprises by RBS’s Global Restructuring Group, as alleged in the November 2013 report by Lawrence Tomlinson), anti-money laundering, sanctions, and various other compliance issues. In the US, ongoing matters include various civil and criminal federal and state investigations relating to the securitisation of mortgages, as well as the trading of various forms of asset-backed securities. The Group continues to cooperate with governmental and regulatory authorities in these and other investigations and reviews. For more detail on certain of the Group’s ongoing legal, governmental and regulatory proceedings, see pages 337 to 349.

Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.

Settlements, resolutions and outcomes in relation to ongoing investigations may result in material financial fines or penalties, non-monetary penalties, ongoing commitments, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the Group and the outcome of on-going claims against the Group may give rise to additional legal claims being asserted against the Group, any of which outcomes could materially adversely impact the Group’s capital position and prospects. Monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the Group.  It is expected that the Group will continue to have a material exposure to litigation and governmental and regulatory proceedings and investigations relating to legacy issues in the medium term. Adverse outcomes or resolution of current or future regulatory, governmental or law enforcement proceedings or adverse judgements in litigation could result in restrictions or limitations on the Group’s operations, adversely impact the Group’s strategic programme or have a material adverse effect on the Group’s reputation, results of operations, capital position and prospects.

The Group may be required to make new or increase existing provisions in relation to existing or future legal proceedings, investigations and governmental and regulatory matters which may be substantial, including with respect to current matters in relation to which the Group has not yet recognised legal provisions. In 2015, the Group booked a provision of £334 million in respect of foreign exchange trading-related investigations. In 2015 the Group booked an additional £2.1 billion related principally to mortgage-backed securities (“MBS”) litigation in the US (resulting in total provisions made for this matter of £3.8 billion, of which £0.1 billion had been utilised at 31 December 2015).  No provisions have been made in relation to resolving the ongoing US Department of Justice and various US State Attorneys General investigations into MBS-related conduct matters. The costs of resolving these investigations and the costs (beyond existing provisions) of resolving MBS litigation in the US could individually or in aggregate prove to be substantial. The Group also booked in 2015 additional provisions of £600 million for Payment Protection Insurance, resulting in total provisions made for this matter of £4.3 billion, of which £3.3 billion had been utilised by 31 December 2015 and there remains a risk of future provisions and costs. The provision for interest rate hedging products redress and administration costs was also increased by £68 million (net of releases) in 2015, with total provisions relating to this matter totalling £1.5 billion, of which £1.35 billion had been utilised at 31 December 2015. Significant new provisions or increases in existing provisions relating to legal proceedings, investigations and governmental and regulatory matters may have a material adverse effect on the Group’s financial condition and results of operations as well as its reputation.

Additional information

Risk factors continued

The Group is subject to political risks.

The European Union Referendum Act 2015 requires the UK government to hold a referendum on the UK’s membership of the European Union, the date of which has been scheduled for 23 June 2016. The outcome of the EU referendum and consequences for the UK could significantly impact the environment in which the Group, its customers and investors operate, introducing significant new uncertainties in financial markets, as well as the legal and regulatory requirements and environment to which the Group, its customers and investors are subject. Uncertainty as to the outcome of the referendum will therefore lead to additional market volatility and is likely to adversely impact customer and investor confidence prior to the vote.

In the event of a result supporting the UK’s exit from the European Union, the lack of precedent means that it is unclear how the UK’s access to the EU Single Market and the wider trading, legal and regulatory environment would be impacted and hence how this would affect the Group, its customers and investors. During a transitional period, when the terms of the exit would be negotiated, or beyond, the related uncertainty could have a material adverse effect on any of the Group’s business, financial condition, credit ratings and results of operations. A vote supporting the UK’s exit from the European Union may also give rise to further political uncertainty regarding Scottish independence.

Pursuant to the State Aid Commitment Deed and its strategic programme, the Group is in the process of separating Williams & Glyn with a view to fully divesting the business by the end of 2017. The scale and complexity of this process, and the diversion of Group resources required to support it, or delays in meeting the divestment deadline, could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

The Group has met all of the divestment commitments contained within the set of conditions upon which state aid approval was received from the European Commission for the financial assistance provided to the Group by the UK Government in December 2008, save for the divestment of the Group’s RBS branches in England and Wales, NatWest branches in Scotland, Direct SME banking and certain mid-corporate customers as a separate business under the Williams & Glyn brand (“Williams & Glyn”). In connection with the receipt of such aid, the Group entered into a state aid commitment deed with HM Treasury (as amended from time to time, the “State Aid Commitment Deed”). In light of its obligations under the State Aid Commitment Deed to fully divest Williams & Glyn by the end of 2017, the Group has been actively seeking to fully divest Williams & Glyn in accordance with this timetable. Due to significant execution challenges, the separation of the Williams & Glyn business from the Group will now not be until after Q1 2017, as previously announced.

The Group remains committed to full divestment by the end of 2017, although it continues to face significant challenges and risks in separating the Williams & Glyn business, some of which may only emerge as various separation process phases are progressed.

The complexities or delays in separation may impact the Group’s ability to meet the divestment deadline and could result in the Group adopting an alternative divestment structure to either of the current plans for divestment. There is potential for non-compliance if the Group fails to meet this deadline, which might result in the Group breaching the terms of the State Aid Commitment Deed and might constitute a misuse of state aid. In such circumstances, a divestiture trustee may be appointed, with the mandate to complete the disposal at no minimum price. This may adversely affect the attractiveness of, and result in additional execution risks in respect of the sale of, Williams & Glyn. Furthermore, a failure to comply with the terms of the State Aid Commitment Deed could result in the imposition of additional remedies or limitations on the Group’s operations, additional supervision by the Group’s regulators, and loss of investor confidence, any of which could have a material adverse impact on the Group. Delays in execution may also impact the Group’s ability to carry out its strategic programme and implement mandatory regulatory requirements, including the UK ring fencing regime. Such risks will increase in line with any additional delays.

The availability and interest of buyers or investors for Williams & Glyn or the ability of the Group to divest the business on commercially attractive terms is not certain. In particular, Williams & Glyn is a complex business and unforeseen difficulties in integrating the business with that of any buyer could deter potential buyers from bidding for the business or completing the sale. In addition, the number of potential bidders with synergy potential or strategic interests may be limited and such investors may value the business below what the Group considers to be the fair value of the Williams & Glyn business.

The divestment of the Williams & Glyn business from the Group requires significant structural, governance and IT changes, which are complex to implement and will impact the Group’s customers, operations and controls. In particular, a key component of the current separation plan is the successful migration of the Williams & Glyn business to a stand-alone and operational technology platform. Given the current interconnectedness of the Williams & Glyn business and other parts of the Group and in order to seek to meet the deadlines for divestment, this process will necessarily divert management and personnel resources from the effective conduct of the Group’s operations and jeopardise the delivery and implementation of a number of other significant change projects resulting from mandatory regulatory developments or as part of its strategic programme. In addition, the execution of the separation and divestment will result in significant costs. There are currently approximately 6,000 employees (FTE) engaged on the project and total costs incurred to 31 December 2015 relating to the separation and divestment of Williams & Glyn were £1.2 billion and are expected to increase through to completion.

Although the Group is committed to achieving the separation and divestment in the most cost-efficient manner, due to unforeseen complexities and factors outside of the Group’s control, costs could be materially higher than currently contemplated.

Additional information

Risk factors continued

Furthermore, an essential precondition for a trade sale or IPO of Williams & Glyn will be the granting of a banking licence by the PRA, an application for which was submitted in September 2015, which in turn will depend, among other things, on demonstrating progress on the separation. Delays in obtaining the licence may impact the sale process and buyer confidence or the Group’s ability to meet the prescribed deadlines for divestment.

As a direct consequence of the divestment of Williams & Glyn, the Group will lose existing customers, deposits and other assets. It may also lose the potential for realising additional associated revenues and margins, or cost savings that it otherwise might have achieved. The Group will also be unable to fully reduce its shared central costs in proportion to the scale of reduction in income resulting from the divestment of Williams & Glyn. The Group’s financial condition may also be exposed to risk with respect to the control, management and results of operations of Williams & Glyn during a transitional period. The divestment may also have a negative impact on the Group’s competitive position, including through the emergence of a new competitor. Depending on the form in which Williams & Glyn is divested, the Group may agree or be required to provide services for, or other forms of support (financial or otherwise) to, Williams & Glyn, which may result in reputational and financial exposure for the Group and may require significant attention from the Group’s senior management, in particular in respect of managing conflicts of interests and confidentiality of data.

The Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer-focussed and profitable bank.

In the first quarter of 2015, the Group articulated a new strategy focussed on the growth of its strategic operations in UK Personal & Business Banking and Commercial & Private Banking and the further restructuring of its Corporate and Institutional Banking (“CIB”) business to focus mainly on UK and Western European corporate and financial institutions. It also announced the acceleration of the run-down of certain of its operations, businesses and portfolios in order to reduce risk-weighted assets as well as the scope and complexity of its activities.

In 2015, the Group also continued the run-down of the higher risk and capital intensive assets in RBS Capital Resolution (“RCR”), which has now been merged into Capital Resolution, and strengthened the Group’s capital position, including through the full divestment of the Group’s interest in Citizens Financial Group (“CFG”), which were key goals of its previous strategic plan. Finally, the Group remains focussed on meeting its returns and efficiency targets (including cost reductions) as well as improving customer experience and employee engagement.

This strategy is intended to leave the Group better positioned for the implementation of the UK ring-fencing regime. The Group’s strategy is also focussed on strengthening its overall capital position.

During the restructuring period and until the implementation of the UK ring-fencing regime in 2019, the Group has lifted its capital targets and currently aims for a CET1 ratio at or over 13%.

Implementing the Group’s current strategic programme, including the restructuring of its CIB business, will require further material changes to be implemented within the Group over the medium term at the same time that it will also be implementing structural changes to comply with the UK ring-fencing regime and divesting Williams & Glyn. The Group expects this restructuring period to be disruptive and likely to increase operational and people risks for the Group and may divert management resources from the conduct of the Group’s operations and development of its business.

The Group may not be able to successfully implement any part of its strategic programme in the time frames contemplated or at all, and, as a result, the Group may not be able to achieve its stated capital targets or its strategic objectives. The Group’s strategic programme comprises a number of different actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of the Group’s strategic programme is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the Group’s control.

Although one of the objectives of the Group’s strategic programme is to achieve a medium-term reduction in annual underlying costs (excluding restructuring and conduct-related charges), this level of cost saving may not be achieved within the planned timescale or at any time. Such risks are linked to and additional to the risks relating to the implementation of the UK ring-fencing regime and the divestment of Williams & Glyn, and will be increased by issues or delays in their implementation, in particular delays in the separation and divestment of Williams & Glyn.

On completion of the implementation of its strategic programme and the UK ring-fencing regime in 2019, the Group’s businesses will be primarily concentrated in the UK and Western Europe, and therefore its potential for profitability and growth will be largely dependent on its success with its retail and SME customers in the UK. Due to the changed nature of the Group’s business model, future levels of revenue may not be achieved in the timescale envisaged or at any time. In addition, there can be no guarantee that the new business model defined for CIB will result in a sustainable or profitable business. As a result, in addition to the execution risks associated with the implementation of its strategic programme and of the UK ring-fencing regime, there can be no assurance that even if the Group executes its strategic programme, it will prove to be a successful strategy or that the restructured Group, on completion of these restructuring measures, will be a viable, competitive, customer-focussed and profitable bank.

Additional information

Risk factors continued

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed by 1 January 2019 will result in material structural changes to the Group’s business. These changes could have a material adverse effect on the Group.

The UK Government’s White Paper on Banking Reform published in September 2012 outlined material structural reforms for the UK banking industry.

The implementation of the “ring-fencing” of retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”) and adopted through secondary legislation (the “UK ring-fencing regime”). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See “The Group and its subsidiaries are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain and which may result in additional compliance challenges and costs.”

The Prudential Regulation Authority (“PRA”) is carrying out consultations with the Group and other affected UK banks and is expected to publish the majority of its final rules and supervisory statements during the first half of 2016. The PRA has indicated that the implementation of the UK ring-fencing regime may be further amended in light of any finalised EU proposals for the mandatory separation of proprietary trading and related trading activities which are currently being considered by the European Parliament and the European Council. A preliminary plan outlining the Group’s anticipated legal and operating structure under the new regime was submitted to the PRA and the Financial Conduct Authority (“FCA”) by the deadline set by the regulators of 6 January 2015. On 29 January 2016, the Group submitted an update to its draft ring-fencing plans to the regulators.

The Group has identified a number of material operational, execution and legal risks associated with the implementation of the UK ring-fencing regime. These are in addition to the uncertainty associated with starting to plan and prepare for implementation before final rules and guidance are in place or before the Group applies for or obtains certain waivers or modifications (as envisaged under the rules), which it expects to require.

These risks may be exacerbated by the Group’s other ongoing restructuring efforts, including, in particular, the separation of the Williams & Glyn business, and new and developing legal requirements relating to the regulatory framework for banking resolution.

•	The Group intends to establish a ring-fenced bank subgroup (“RFB”) organised under an intermediate holding company for its UK-focussed banking services while the non-ring-fenced group entities (“NRFBs”)
•	will hold the Group’s remaining trading activities, the operations of RBS International and all non-EEA branches and subsidiaries and some banking activities that are not permitted activities for the RFB. The establishment of the RFB and the NRFBs will have a material impact on how the Group conducts its business and require a significant legal and organisational restructuring of the Group and the transfer of large numbers of assets, liabilities and customers between legal entities and the realignment of employees, (which may be subject to consultation with employee representatives) and will be contingent upon court, regulatory or board approvals.
•	The Group is unable to predict how some customers may react to the required changes, including for some customers a requirement to deal with both the RFB and NRFBs to obtain the full range of products and services. The migration of some customers is also dependent on the completion of the technical separation of Williams & Glyn from the Group.
•	As part of the establishment of the RFB, the RFB will need to operate independently from the NRFBs and material changes to the existing corporate governance structure will need to be put in place by the Group to ensure the RFB’s independence and the Group cannot predict the extent of the associated increase in overhead and compliance costs.
•	In order to comply with the requirements of the UK ring-fencing regime, the Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology (“IT”) infrastructure, human resources and critical service providers. Arrangements between RFB and NRFBs entities will also need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis.
•	The implementation of the UK ring-fencing regime will significantly impact the management of the Group’s treasury operations, including internal and external funding arrangements and may impact the credit ratings of some of the RFB or NRFBs entities. Reliance on intragroup exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between the RFB and NRFB entities. Intragroup distributions (including payments of dividends) between RFB and NRFB entities (which will include the Group parent company) will also be subject to certain limitations. The RFB subgroup will have to meet prudential requirements, including Pillar 2A requirements and the UK’s Systemic Risk Buffer, at RFB subgroup level, in addition to meeting existing requirements applied on an individual entity basis (where applicable).

The potential loss of intragroup exemptions and the application of additional prudential requirements could result in increased capital requirements and related compliance costs.

Additional information

Risk factors continued

In order to comply with the UK ring-fencing regime, from 2026 it will not be possible for the RFB and the NRFBs to participate in the same defined benefit pension plan. As a result, it will be necessary for either the RFB or NRFBs to leave the current pension plan and the costs of separation may be material and may trigger certain legal and regulatory obligations including possibly increasing annual cash contributions required to be made into the Group’s pension plans. Such separation may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation

•	The Group will also need to evaluate, among other things, any accounting consequences resulting from the restructuring as well as any tax costs , the tax attributes of each of the RFB and NRFBs and the ability to transfer tax losses between RFB and NRFB entities.
•	Transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements..

The steps required to implement the UK ring-fencing regime within the Group to comply with the new rules and regulations are extraordinarily complex and will take an extended period of time to plan, execute and implement and entail significant costs and operational risks. These operational risks are heightened as the UK ring-fencing regime will be implemented during a period of significant business restructuring, which is expected to be dependent on the completion of the technical separation of Williams & Glyn from the Group. Although final implementation is not required until 1 January 2019, there is no certainty that the Group will be able to complete the legal restructuring and migration of customers on time or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the Group’s operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the Group’s profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

Operational risks are inherent in the Group’s businesses and these risks could increase as the Group implements its strategic programme, the UK ring-fencing regime and the divestment of Williams & Glyn.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risk. The Group has complex and geographically diverse operations and operational risk and losses can result from IT failures, internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisations, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and antiterrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, financial reporting errors or deficiencies, business continuity and data security system failures, information security threats or deficiencies, including cyber risk, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties.

Operational risks will be heightened as a result of the restructuring of the Group relating to the implementation of its strategic programme. The implementation of the UK ring-fencing regime, the divestment of Williams & Glyn and the restructuring of the CIB business carry significant execution and delivery risk, are being delivered against the backdrop of ongoing cost challenges and will put significant pressure on the Group’s ability to maintain effective internal controls. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to plans to mitigate operational risk associated with the Group’s activities as well as the implementation of the Group’s strategic programme, the UK ring-fencing regime, and the divestment of Williams & Glyn, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

On completion of the restructuring of the Group relating to the implementation of its strategic programme and the UK ring-fencing regime, its business focus will be primarily in the UK and Western Europe. Although the prospects for the UK and the United States remain the strongest among the G-7 in 2016 and Ireland’s economy continues to improve, actual or perceived difficult global economic conditions, failure to meet economic growth projections, particularly in the UK and the Group’s other key markets, regulators’ concerns relating to the UK buy-to-let market and possible restrictions on mortgage lending as well as increased competition, particularly in the UK, would create challenging economic and market conditions and a difficult operating environment for the Group’s businesses.

In addition, a number of European economies have not yet recovered from the effects of the financial crisis and consensus forecasts of growth in 2016 and 2017 for some of the largest European economies such as France and Italy remain weak and the economic recovery of Greece and other European economies remains uncertain. As a result, concerns relating to sovereign default, exit or breakup of the eurozone, and the direct and indirect impact of such events on the UK and other European economies, remain.

The Group’s businesses and many of its customers are, and will continue to be, affected by global economic conditions, perceptions of those conditions and future economic prospects, in particular insofar as they impact the UK economy. The outlook for the global economy over the near to medium-term remains

Additional information

Risk factors continued

uncertain due to a number of factors including: major geopolitical instability, historically depressed oil and commodity prices, concerns around global growth and liquidity, uncertainty relating to the scope and timing of interest rate rises against a backdrop of historically high sovereign and household borrowing levels and stagnant inflation or deflation. In particular, slowing growth and high debt levels in emerging market economies to which the Group is exposed (including those economies to which the Group remains exposed pending the exit of certain of its businesses and which include China, India, Saudi Arabia and Russia) remains an area of concern and a further slowing of emerging country economic growth or recession, appreciation of the US dollar, new or extended economic sanctions or increased financing needs as existing debt matures, could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets. The Group’s businesses and performance are also affected by financial market conditions. Financial markets, in particular equity and commodity markets, experienced considerable volatility in late 2014 and in 2015 which has continued into 2016 and has translated in a downward trend in financial markets which has in turn resulted in significant value destruction.

These trends are attributable to many of the factors noted above as well as significant downward movements in world markets, especially China, and revised projections for Chinese and emerging market economic growth during the second half of 2015 and the beginning of 2016. Financial markets also were and will likely continue to be impacted by the uncertainty as to how economies and counterparties will be affected, directly or indirectly, by the impact and timing of monetary policy measures adopted by the Bank of England, the European Central Bank (“ECB”), the US Federal Reserve and other central banks, including the Bank of Japan. While the ECB has been implementing a quantitative easing programme since January 2015 designed to improve confidence in the eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful.

The challenging operating environment for the Group’s businesses, created by uncertain economic and market conditions, is characterised by:

•	prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth which constrain, through margin compression and low returns on assets, the interest income earned by the Group;
•	budgetary concerns affecting sovereign credit ratings and impacting consumer confidence and spending and business confidence;
•	reduced activity levels, additional write-downs and impairment charges and lower profitability, which either alone or in combination with regulatory changes or the activities of other market participants may restrict the ability of the Group to access capital, funding and liquidity; and
•	the risk of increased volatility in yields and asset valuations as central banks accelerate looser monetary policies (such as in Japan or Europe) or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures (such as in the US).
Developments relating to current economic conditions and instability in financial markets, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

In addition, the Group is exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations.

Some of the most significant market risks that the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the ‘Funding for Lending’ scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. There remains considerable uncertainty as to whether or when the Bank of England and other central banks will increase interest rates, following the US Federal Reserve’s decision in December 2015 to raise US interest rates for the first time since 2006. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely, raising interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates, including the UK housing market, and consequently to an increase in delinquency rates and default rates among customers. Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. Any adverse impact on the credit quality of the Group’s customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial position or prospects. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

Additional information

Risk factors continued

Any such developments may also adversely impact the value of the Group’s pension fund which may result in the Group being required to make additional contributions. See “The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits and to restructure its pension schemes as a result of the implementation of the UK ring-fencing regime.”

Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing.

Such changes may result from the decisions of the ECB and of the US Federal Reserve and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the GBP/USD exchange rates in 2015 and early 2016. For accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets experienced significant volatility during 2015 and early 2016, following concerns about the political and economic recovery in Greece, volatility and instability in the Chinese and global stock markets and weakening fundamentals of the Chinese economy, resulting in further short-term changes in the valuation of certain of the Group’s assets. In addition, oil prices continued to fall significantly against their historical levels during 2015 and early 2016 and remained at such low levels, and other commodity prices also decreased.

Although it has significantly reduced its exposure in 2015, the Group is exposed to oil and commodity prices though its exposure to customers and its other counterparties in the energy sector and oil producing countries. Further or sustained low oil and commodity prices could negatively impact the Group’s customers and other counterparties and the value of the Group’s trading portfolios.

The Group’s business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its capital targets.

Effective management of the Group’s capital is critical to its ability to operate its businesses, comply with its regulatory obligations, pursue its strategy of returning to stand-alone strength, resume dividend payments on its ordinary shares and maintain discretionary payments. The Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources.

Adequate capital also gives the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK and European markets. On a fully loaded basis, the Group’s CET1 ratio was 15.5% at 31 December 2015.

During the restructuring period and until the implementation of the UK ring-fencing regime in 2019, the Group has lifted its capital targets and currently aims to have a CET1 ratio at or over 13%. The Group plans capital levels based on regulatory requirements and additional internal modelling and stress scenarios.

However, the Group’s ability to achieve such targets depends on a number of factors, including the implementation of its strategic programme and any of the factors described below. A shortage of capital could arise from:

•	a depletion of the Group’s capital resources through increased costs or liabilities (including pension, conduct, litigation and legacy costs), reduced profits or losses (and therefore retained earnings) or reduced asset values resulting in write-downs or impairments;
•	an increase in the amount of capital that is needed to be held, including as a result of changes to the actual level of risk faced by the Group, changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes or an increase in the Group’s view of the management buffer it should hold taking account of, for example, the capital levels or capital targets of the Group’s peer banks or through the changing views of rating agencies.

The Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals or natural attrition, the execution of which is subject to operational and market risks. Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the Group’s capital plan, combined with a depletion of its capital resources or an increase in the amount of capital it needs to hold (including as a result of the reasons described above), would adversely impact the Group’s ability to meet its capital targets or requirements and achieve its capital strategy during the restructuring period.

If circumstances were to result in the Group having or being perceived to have a shortage of capital as a result of any of the circumstances described above, then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. This may also trigger the implementation of its capital recovery plans. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions (including coupons on capital instruments) or pursue strategic opportunities, impacting future growth potential.

Additional information

Risk factors continued

If, in response to such shortage, the Group is required to convert certain regulatory capital instruments into equity or raises additional capital through the issuance of share capital or regulatory capital instruments, existing shareholders may experience a dilution of their holdings. Separately, the Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the Group’s legal entity structure or by asset or business disposals. Such actions may impact the underlying profitability of the Group.

Failure by the Group to comply with regulatory capital and leverage requirements may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on its results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.

The Group is subject to extensive regulatory supervision in relation to the levels and quality of capital in its business, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (“Basel III”) in Europe by a Directive and Regulation (collectively known as “CRD IV”).

In addition, the Group has been identified as a global systemically important bank (“GSIB”) by the Financial Stability Board (“FSB”) and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although in the FSB’s most recent annual list of GSIBs published in November 2015, the Group was moved down to the last bucket, meaning that it will be subject to the lowest level of additional loss-absorbing capital requirements.

Under CRD IV, the Group is required to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (“Pillar 1 requirement”). CRD IV also introduced six new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) and are required to be met with CET1 capital. In December 2015, the Bank of England published a report on the framework of capital requirements for UK banks, which outlines the expectation that capital buffers be used actively by the regulator to serve a macro-prudential purpose. The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5%) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (“GSIB Buffer”) and the other systemically important institutions buffer, is referred to as the “combined buffer requirement”. These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the GSIB buffer. The GSIB buffer is currently set at 1.5% for the Group, but will reduce to 1.0% on 1 January 2017, and is being phased in over the period from 1 January 2017 to 1 January 2019. The systemic risk buffer will be applicable from 1 January 2019. The Bank of England’s Financial Policy Committee (the “FPC”) is responsible for determining which institutions should hold the systemic risk buffer, and if so, how large the buffer should be up to a maximum of 3% of a firm’s risk-weighted assets.

The FPC is currently consulting on the proposed framework for the systemic risk buffer, with final rules to be finalised by 31 May 2016. The systemic risk buffer is part of the UK framework for identifying and setting higher capital buffers for domestic systemically important banks (“D-SIBs”), which are groups that, upon distress or failure, could have an important impact on their domestic financial systems. This follows on 2012 framework recommendations by the FSB that national authorities should identify D-SIBs and take measures to reduce the probability and impact of the distress or failure of D-SIBs.

In addition, national supervisory authorities may add extra capital requirements (the “Pillar 2A requirements”) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements.

The Group’s current Pillar 2A requirement set by the PRA is set at an equivalent of 5.0% of risk-weighted assets. The PRA has also introduced a firm specific Pillar 2B buffer (“PRA buffer”) which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and credible recovery and resolution planning and is to be met with CET1 capital (In addition to any CET1 Capital used to meet any Pillar 1 or Pillar 2A requirements). Where appropriate, the PRA may require an increase in an institution's PRA Buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of a weak risk management and governance, including with respect to the effectiveness of the internal stress testing framework and contrast environment.. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement.

The Pillar 2A requirements and the PRA buffer will result in the setting of a fixed amount of CET1 capital which must be held by the Group and which may charge during the period of restructuring of the Group, while risk-weighted assets are expected to continue to reduce during the same period, which will in turn put pressure on the Group’s ability to maintain its capital ratio targets and implement its distribution strategy.

In addition to capital requirements and buffers, the new regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions. The FPC has directed the PRA to implement: (i) a minimum leverage requirement of 3% which applies to major UK banks, (ii) an additional leverage ratio to be met by GSIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm’s systemic risk capital buffer and which is being phased in from 2016 and (iii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm’s countercyclical capital buffer.

Most of the capital requirements which apply or will apply to the Group will need to be met in whole or in part with CET1 capital. CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares. As a result, the Group may be required to issue additional ordinary shares in order to maintain or increase its CET1 capital if its retained earnings from the profits of its operations are insufficient, which could result in the dilution of existing shareholders.

Additional information

Risk factors continued

Further, under the provisions of CRD IV Regulation, deferred tax assets that rely on future profitability (for example, deferred tax assets related to trade losses) and do not arise from temporary differences, must be deducted in full from CET1 capital. Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The regulatory treatment of such deferred tax assets may change and adversely impact the Group’s CET1 capital and related ratios.

The Basel Committee and other agencies remain focussed on changes that will increase, or recalibrate, measures of risk- weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio.

While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that are expected to impact the calculation of risk-weighted assets. The Basel Committee is currently consulting on new rules relating to the risk weighting of real estate exposures and other changes to risk-weighting calculations. These rules are expected to be finalised later in 2016 and come into force by 2019. In the UK, the PRA is also considering ways of reducing the sensitivity of UK mortgage risk weights to economic conditions. The 2014 UK stress test demonstrated that the risk weights on some banks’ residential mortgage portfolios can increase significantly in stressed conditions. The Basel Committee also recently published for consultation a revised standardised measurement approach for operational risk.

The new approach would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach. The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm’s past operational losses. While the quantum of impact of these reforms remains uncertain owing to lack of clarity of the proposed changes and the timing of their introduction, the implementation of such initiatives could result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the Group, under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the RBS Group’s Pillar 2A or PRA Buffer requirements with respect to such exposures.

If the Group is unable to raise the requisite amount of regulatory capital, or to otherwise meet regulatory capital and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, restrictions on distributions and may be required to reduce further the amount of its risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. A breach of the Group’s applicable capital or leverage requirements may also trigger the application of the Group’s recovery plan to remediate a deficient capital position.

A breach of the capital and leverage requirements applicable to the Group may also result in the conversion into equity of certain regulatory capital instruments issued by the Group or the issue of additional equity or regulatory capital instruments by the Group, each of which could result in the dilution of the Group’s existing shareholders.

Failure by the Group to comply with its capital requirements or to maintain sufficient distributable profits may result in the application of restrictions on its ability to make discretionary distributions, including the payment of dividends to its ordinary shareholders and coupons on certain capital instruments.

From 2016, in accordance with the provisions of CRD IV, a minimum level of capital adequacy is required to be met by the Group in order for it to be entitled to make certain discretionary payments.

Pursuant to Article 141 (Restrictions on distribution) of the CRD IV Directive, as transposed in the UK, institutions that fail to meet the “combined buffer requirement” will be subject to restricted “discretionary payments” (which are defined broadly by CRD IV as payments relating to CET1 (dividends), variable remuneration and coupon payments on additional Tier 1 instruments). The restrictions are scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. The EBA has clarified that the CET1 capital to be taken into account for the MDA calculation should be limited to the amount not used to meet the Pillar 1 and Pillar 2 own funds requirements of the institution. In the event of a breach of the combined buffer requirement, the Group will be required to calculate its MDA, and as a consequence it may be necessary for the Group to reduce or cease discretionary payments to the extent of the breach.

The ability of the Group to meet the combined buffer requirement will be subject to the Group holding sufficient CET1 capital in excess of its minimum Pillar 1 and Pillar 2 capital requirements. In addition, the interaction of such restrictions on distributions with the capital requirements and buffers applicable to the Group remains uncertain in many respects while the relevant authorities in the EU and the UK consult on and develop their proposals and guidance on the application of the rules. In addition, in order to make distributions (including dividend payments), the Group is required to have sufficient distributable profits available. Furthermore, coupon payments due on the additional tier 1 instruments issued by the Group must be cancelled in the event that the Group has insufficient “distributable items” as defined under CRD IV. Both distributable profits and distributable items are largely impacted by the Group’s ability to generate and accumulate profits or conversely by material losses (including losses resulting from conduct related-costs, restructuring costs or impairments).

Additional information

Risk factors continued

Failure by the Group to meet the combined buffer requirement or retain sufficient distributable profits or distributable items as a result of reduced profitability or losses, or changes in regulation or taxes adversely impacting distributable profits or distributable items, may therefore result in limitations on the Group’s ability to make discretionary distributions which may negatively impact the Group’s shareholders, holders of additional tier 1 instruments, staff receiving variable compensation (such as bonuses) and other stakeholders and impact its market valuation and investors’ and analysts’ perception of its financial soundness.

The Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements which, in turn, may impact the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

The Group is subject to stress tests by its regulator in the UK and by the European regulators with respect to RBS NV and Ulster Bank. The results of the 2015 Bank of England stress tests showed that RBS’s capital position remained above the Pillar 1 minimum capital requirements of 4.5% and met the leverage ratio of 3.0% in the hypothetical stress scenario. Although the PRA judged that the Group did not meet its CET1 individual capital guidance after management actions in this scenario, in light of past and future plans to improve its capital position, the PRA did not require the Group to submit a revised capital plan.

In October 2015, the Bank of England published its approach to stress testing for the UK banking system applicable until 2018. The results of these tests will be used by the FPC and the PRA, alongside other inputs, to set the level of a financial institution’s capital buffers, in particular the capital conservation buffer, countercyclical buffer and the PRA buffer.

The PRA will also use the stress test results to inform its determination of whether individual banks’ current capital positions are adequate or need strengthening. For some banks, their individual stress-test results might imply that the capital conservation buffer and countercyclical rates set for all banks is not consistent with the impact of the stress on them. In that case, the PRA can increase regulatory capital buffers for individual banks by adjusting their PRA buffers.

In addition, if the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position. There is a strong presumption that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements. However, if a bank is projected to fail to meet its systemic buffers, it will still be expected to strengthen its capital position over time but the supervisory response is expected to be less intensive than if it were projected to breach its minimum capital requirements.

Failure by the Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the Group’s regulators requiring the Group to hold additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the Group’s financial condition, results of operations and prospects.

As a result of extensive reforms being implemented within the EU and the UK relating to the resolution of financial institutions, additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the Group to meet higher funding levels than the Group anticipated within its strategic plans and affect the Group’s funding costs.

In addition to the capital and leverage requirements under CRD IV, the EU Bank Recovery and Resolution Directive (“BRRD”) introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for eligible liabilities (“MREL”), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors. MREL is being implemented as part of the resolution planning process and not as a separate or additional capital requirement under Basel III.

Indeed, if a bank’s resolution plans are not deemed sufficient, the regulator can require it to carry higher MREL over and above regulatory minima and potentially higher than its peers. Certain capital resources required under CRD IV and associated institution-specific capital requirements set by the PRA or FCA may count toward meeting MREL, but the PRA has indicated its intention to prohibit certain double-counting of existing capital resources.

In particular, CET1 capital used to meeting a financial institution’s risk-weighted or leverage buffer requirements may not count towards meeting MREL requirements.

As a result, the Group may be required to issue additional instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments and may result in an increased risk of a breach of the Group’s combined buffer requirement, triggering the restrictions relating to the MDA described above.

In addition to the requirements described above, the FSB published in November 2015 a final term sheet setting out its total loss-absorbing capacity (“TLAC”) standards for global systemically important banks (“G-SIBs”). Although the Bank of England has indicated that it would use its powers to set MRELs for G-SIBs to implement the FSB’s TLAC standards, the TLAC and MREL requirements differ in a number of ways.

Additional information

Risk factors continued

The EBA is mandated to assess the implementation of MREL in the European Union and the consistency of MREL with the final TLAC standards in a report required by October 2016. This may result in the European Commission making amendments to the European regime on loss-absorbing requirements, which may in turn impact the UK authorities’ implementation of the MREL requirements under the BRRD, and therefore may impact the quality or quantity of the capital required to be held by the Group.

The UK government is required to transpose the BRRD's provisions relating to MREL into law through further secondary legislation with a requirement that the Bank of England take into account the final draft regulatory technical standards published by the EBA in July 2015.

The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution.

The Bank of England is currently consulting on the approach to be adopted in setting MREL, including, with respect to GSIBs, in line with the FSB’s TLAC standards. GSIBs will be expected to meet their MREL requirements from 1 January 2019 and other financial institutions by 1 January 2020, subject to transitional arrangements. Until that time, MREL will be set equal to applicable minimum capital requirements, unless the Bank of England has particular concerns about a firm’s resolvability. MREL requirements are expected to be set on a consolidated and individual basis, including for the holding entity of the banking group, at a level equivalent to two times the current minimum Pillar 1 and Pillar 2A capital requirements for that financial institution or, if higher, any applicable leverage ratio requirement, or the minimum capital requirements under Basel III plus, if applicable, capital buffer requirements: one for loss absorbency and one for recapitalisation.

For institutions, including the Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities (i.e. total loss-absorbing liabilities) will be expected to be issued from the resolution entity (i.e. the holding company for the Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities).

The capital raised through such issuances would then be transferred downstream to material operating subsidiaries in the form of capital or another form of subordinated claim. In this way, MREL resources will be structurally subordinated to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and – if necessary – for resolution to occur at the holding company level, without placing the operating companies into a resolution process.

In addition, the instruments which may qualify towards MREL will be determined in the PRA’s final rules.

In order to achieve structural subordination for MREL purposes, senior unsecured issuances by RBSG will therefore need to be subordinated to the excluded liabilities described above. The TLAC standard includes an exemption from this requirement if the total amount of excluded liabilities on RBSG’s balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has indicated in its consultation on MREL that it intends to adopt a similar approach.

Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the Group to restructure its balance sheet and issue additional capital compliant with the rules. In particular, these changes will require the Group to issue Tier 1 capital (potentially including ordinary shares and additional Tier 1 instruments), Tier 2 capital and certain loss-absorbing debt securities, including senior securities, which may be costly and will result in certain existing Tier 1 and Tier 2 securities and other senior instruments issued by the Group ceasing to count towards the Group’s loss-absorbing capital for the purposes of meeting MREL/TLAC requirements.

There remains considerable uncertainty as to how these rules will be implemented and the final requirements to which the Group will be subject, and the Group may therefore need to revise its capital plan accordingly. The requirement to increase the Group’s levels of CET1 and Tier 2 capital, or other debt securities which qualify for meeting MREL, could have a number of negative consequences for the Group and its shareholders, including impairing the Group’s potential future ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of the Group.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government.

The credit ratings of RBSG, The Royal Bank of Scotland plc (“RBS plc”) and other Group members directly affect the cost of, access to and sources of their financing and liquidity. A number of UK and other European financial institutions, including RBSG, RBS plc and other Group members, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

During 2015, credit rating agencies completed their reviews and revisions of their ratings of banks by country to address the agencies’ perception of the impact of ongoing regulatory changes designed to improve the resolvability of banks in a manner that minimises systemic risk, such that the likelihood of extraordinary support for failing banks is less predictable, as well as to address the finalisation of revised capital and leverage rules under CRD IV and firm-specific requirements.

Additional information

Risk factors continued

As a result, RBSG’s long-term and short-term credit ratings were downgraded by two notches by S&P and Fitch. S&P further downgraded the long-term credit rating of RBSG as a result of a number of factors, including S&P’s assessment of the Group’s financial flexibility to absorb losses while a going concern, and the Group’s underperformance relative to similar peers in terms of profitability. The long-term deposit and senior unsecured ratings for RBS plc and certain other subsidiaries of RBSG, however, were upgraded by one notch to take into account the protection offered to senior unsecured creditors by loss-absorbing capital. Moody’s also finalised its review of RBS and downgraded RBSG’s long-term senior unsecured and issuer credit ratings by two notches. As a result, the credit ratings of RBSG are below investment grade by that credit agency. The outlook for RBSG by Moody’s is currently positive and is stable for S&P and Fitch.

Rating agencies regularly review the RBSG and Group entity credit ratings and their ratings of long-term debt are based on a number of factors, including the Group’s financial strength as well as factors not entirely within the Group’s control, including conditions affecting the financial services industry generally.

In particular, the rating agencies may further review the RBSG and Group entity ratings as a result of the implementation of the UK ring-fencing regime, pension and litigation/regulatory investigation risk and other macroeconomic and political developments, including as a result of an outcome in favour of an exit from the European Union.

Any further reductions in the long-term or short-term credit ratings of RBSG or of certain of its subsidiaries (particularly RBS plc), including further downgrades below investment grade, could adversely affect the Group’s issuance capacity in the financial markets, increase its funding and borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties willing to enter into transactions with the Group and its subsidiaries and adversely affect its competitive position, all of which could have a material adverse impact on the Group’s earnings, cash flow and financial condition. At 31 December 2015, a simultaneous one-notch long-term and associated short-term downgrade in the credit ratings of RBSG and RBS plc by the three main ratings agencies would have required the Group to post estimated additional collateral of £3.7 billion, without taking account of mitigating action by management. Individual credit ratings of RBSG, RBS plc, The Royal Bank of Scotland N.V. (“RBS N.V.”) and Ulster Bank Ireland Limited are also important to the Group when competing in certain markets such as over-the-counter derivatives.

Any downgrade in the UK Government’s credit ratings could also adversely affect the credit ratings of Group companies and may result in the effects noted above.

In particular, political developments, including any exit, or uncertainty relating to a potential exit, of the UK from the European Union or the outcome of any further Scottish referendum could during a transitional period negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG and Group entities.

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term funding during prolonged periods in recent years. In 2015, although the Group’s overall liquidity position remained strong, credit markets experienced increased volatility and certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece and Italy, remained reliant on the ECB as one of their principal sources of liquidity.

The Group relies on retail and wholesale deposits to meet a considerable portion of its funding. The level of deposits may fluctuate due to factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time.

An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs. Increases in the cost of retail deposit funding may impact the Group’s margins and profitability.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. The ability of the Bank of England to resolve the Group in an orderly manner may also increase investors’ perception of risk and hence affect the availability and cost of funding for the Group. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending or may restrict the Group’s access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

Additional information

Risk factors continued

The Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral. Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most. The implementation of the UK ring-fencing regime may also impact the Group’s funding strategy and the cost of funding may increase for certain Group entities which will be required to manage their own funding and liquidity strategy, in particular those entities outside the ring-fence which will no longer be able to rely on retail deposit funding.

If the Group is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements or to fund new loans, investments and businesses. The Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the Group’s financial condition and results of operations.

The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes. Among others, the adoption of rules relating to the UK ring-fencing regime, prohibitions on proprietary trading, the entry into force of CRD IV and the BRRD and certain other measures in the UK, the EU and the US are considerably affecting the regulatory landscape in which the Group operates and will operate in the future. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering and antiterrorism laws and regulations, as well as the provisions of applicable sanctions programmes and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), have resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment and implementation of legislation and regulations in the UK and the EU, the other parts of Europe in which the Group operates and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and has impacted, and will continue to impact, product offerings and business models. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required. Changes in accounting standards or guidance by internal accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could also result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments. Any of these developments (including failures to comply with new rules and regulations) could have an impact on how the Group conducts its business, its authorisations and licences, the products and services it offers, its reputation and the value of its assets, and could have a material adverse effect on its business, funding costs and results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

•	amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the Group, either on a solo, consolidated or subgroup level, including amendments to the rules relating to the calculation of risk-weighted assets and reliance on credit ratings as well as tax rules affecting the eligibility of deferred tax assets;

•	new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable profits or distributable items necessary to make distributions or coupon payments;

•	the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under MREL or by the Financial Stability Board’s recommendations on TLAC;

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•	further investigations, proceedings or fines either against the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

Additional information

Risk factors continued

•	the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;
•	additional rules and regulatory initiatives and review relating to customer protection, including the FCA’s Treating Customers Fairly regime and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;
•	the imposition of additional restrictions on the Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
•	changes to financial reporting standards (including accounting standards) and guidance or the timing of their implementation;
•	changes to risk aggregation and reporting standards;
•	changes to corporate governance requirements, corporate structures and conduct of business rules;
•	competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;
•	financial market infrastructure reforms in the EU establishing new rules applying to investment services, short selling, market abuse and investment funds;
•	increased attention to competition and innovation in UK payment systems following the establishment of the new Payments Systems Regulator and developments relating to current European proposals for a directive on payment services;
•	restrictions on proprietary trading and similar activities within a commercial bank and/or a group;
•	the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, the introduction of the bank corporation surcharge of 8% which came into effect on 1 January 2016 or changes to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
•	investigations into facilitation of tax evasion or the creation of new civil or criminal offences relating thereto;
•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US); and
•	other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing.

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

The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group’s IT investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business and could require the Group to recognise impairment charges.

The Group’s strategic programme to simplify and downsize the Group with an increased focus on service to its customers involves significant investments in technology and more efficient support functions intended to contribute to delivering significant improvements in the Group’s Return on Equity and cost–to-income ratio in the longer term as well as improve the resilience, control environment, accessibility and product offering of the Group.

The Group has an IT transformational budget of around £4 billion (which excludes IT expenditure and costs relating to the implementation of the UK ring-fencing regime and the Williams & Glyn separation) to be spent from 2015 to 2017. At 31 December 2015, £1.2 billion of this budget had already been spent, and the budget for 2016 and 2017 is now higher than previously estimated as business plans have developed.

This investment in the Group’s IT capability will be used to further simplify and upgrade its IT systems and capabilities to make them more cost-effective and improve controls and procedures, enhance the digital services provided to its bank customers and address system failures which adversely affect its relationship with its customers and reputation and may lead to regulatory investigations and redress.

As with any project of comparable size and complexity, there can be no assurance that the Group will be able to implement all of the initiatives forming part of its IT investment programme, on time or at all, and it may experience unexpected cost increases and delays. This is especially true in light of the separation of the Williams & Glyn business which requires the delivery of a stand-alone IT platform for the separated business, and the focus on meeting this requirement may limit the Group’s capacity and resources to implement the planned changes to the Group IT infrastructure while the separation work is ongoing. Any failure by the Group to realise the benefits of its IT investment programme, whether on time or at all, could have a material adverse effect on the Group’s business, results of operations and its ability to retain or grow its customer business.

Additional information

Risk factors continued

The Group’s operations are highly dependent on its IT systems. A failure of the Group’s IT systems could adversely affect its operations and investor and customer confidence and expose the Group to regulatory sanctions.

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

The vulnerabilities of the Group’s IT systems are due to their complexity, attributable in part to overlapping multiple legacy systems resulting from the Group’s historical acquisitions and insufficient investment prior to 2013, creating challenges in recovering from system breakdowns. IT failures adversely affect the Group’s relationship with its customers and reputation and have lead, and may in the future, lead to regulatory investigations and redress. The Group experienced system failures in 2012, as a result of which the Group was required to set aside a provision for compensation to customers who suffered losses as a result of the system failure and that resulted in the Group reaching a settlement with the FCA, the PRA and the Central Bank of Ireland and paying related fines.

The Group experienced a limited number of IT failures in 2015 affecting customers, although improvements introduced since 2012 allowed the Group to contain the impact of such failures. The Group’s regulators in the UK are actively surveying progress made by banks in the UK to modernise, manage and secure their IT infrastructures, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the Group’s ability to service its customers, could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the Group operates.

In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group’s reputation, business and brands, which could undermine its ability to attract and keep customers.

The Group is currently implementing a number of complex initiatives, including its strategic programme, the UK ring-fencing regime, the separation of the Williams & Glyn business, the restructuring of the CIB business and a significant IT investment programme, all which may put further strains on the Group’s existing IT systems.

A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the Group’s IT infrastructure and in turn cause long-term damage to the Group’s reputation, brands, results of operations and financial position. See “The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group’s IT investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business.”

The Group is exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.

The Group is subject to cybersecurity threats which have regularly targeted financial institutions as well as governments and other institutions and have increased in frequency and severity in recent years. The Group relies on the effectiveness of its internal policies and associated procedures, infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on its computer systems, networks and mobile devices, and on the computer systems, networks and mobile devices of third parties on whom the Group relies.

The Group also takes measures to protect itself from attacks designed to prevent the delivery of critical business processes to its customers. Despite these preventative measures, the Group’s computer systems, software, networks and mobile devices, and those of third parties on whom the Group relies, are vulnerable to cyberattacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact.

Failure to protect the Group’s operations from cyberattacks or to continuously review and update current processes in response to new threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the Group’s customers. During 2015, the Group experienced a number of distributed denial of service (“DDoS”) attacks, one of which had a temporary impact on some of NatWest’s web services, as well as a smaller number of malware attacks. The Bank of England, the FCA and HM Treasury in the UK and regulators, in the US and in Europe have identified cybersecurity as a systemic risk to the financial sector and highlighted the need for financial institutions to improve resilience to cyberattacks and the Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future.

The Group participated in the Bank of England’s industry-wide exercise in 2015 to test how a major firm responds to significant cyberattacks against its critical economic functions.

Additional information

Risk factors continued

The outputs of this exercise and other regulatory and industry-led initiatives are being incorporated into the Group’s on-going IT priorities and improvement measures. The Group expects to be the target of continued attacks in the future and there can be no assurance that the Group will be able to prevent all threats.

Any failure in the Group’s cybersecurity policies, procedures or capabilities, or cyber-related crime, could lead to the Group suffering reputational damage and a loss of customers, regulatory investigations or sanctions being imposed and could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group’s operations entail inherent reputational risk.

Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile, is inherent in the Group’s business.

Stakeholders include customers, investors, rating agencies, employees, suppliers, governments, politicians, regulators, special interest groups, consumer groups, media and the general public.

Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group conducts its business activities and operations, the Group’s financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or actual or perceived practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Reputational risks may also be increased as a result of the restructuring of the Group to implement its strategic programme and the UK ring-fencing regime. Although the Group has implemented a Reputational Risk Policy across customer-facing businesses to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.

In recent years, the Group has sought to refocus its culture on serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy. However, the Group is exposed to various forms of conduct risk in its operations.These include business and strategic planning that does not consider customers’ needs, ineffective management and monitoring of products and their distribution, a culture that is not customer-centric, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

The Group’s businesses are also exposed to risk from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud, any of which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions, including the Group, have suffered material losses due to the actions of employees, including, for example, in connection with the foreign exchange and LIBOR investigations. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group has implemented a number of policies and allocated new resources in order to help mitigate against these risks. The Group has also prioritised initiatives to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to positively influence behaviour.

The Group’s strategic programme is also intended to improve the Group’s control environment. Nonetheless, no assurance can be given that the Group’s strategy and control framework will be effective and that conduct issues will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

The Group may be adversely impacted if its risk management is not effective.

The management of risk is an integral part of all of the Group’s activities. Risk management comprises the definition and monitoring of the Group’s risk appetite and reporting of the Group’s exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources of uncertainty and risks as described throughout these risk factors.

Additional information

Risk factors continued

Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage risks effectively could adversely impact the Group’s reputation or its relationship with its customers, shareholders or other stakeholders, which in turn could have a significant effect on the Group’s business prospects, financial condition and/or results of operations.

Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See “The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macroeconomic environment in which the Group operates could have a material adverse effect on the Group’s business, capital and results.”

A failure by the Group to embed a strong risk culture across the organisation could adversely affect the Group’s ability to achieve its strategic objective.

In response to weaknesses identified in previous years, the Group is currently seeking to embed a strong risk culture within the organisation based on a robust risk appetite and governance framework. A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation. This framework is still in the process of being implemented and improvements continue and will continue to be made to clarify and improve the three lines of defense and internal risk responsibilities and resources, including in response to feedback from regulators. A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the Group through an inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits and to restructure its pension schemes as a result of the implementation of the UK ring-fencing regime.

The Group maintains a number of defined benefit pension schemes for certain former and current employees. Pension risk is the risk that the assets of the Group’s various defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities and additional future contributions to the schemes may be required.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation. In particular, as life expectancies increase, so too will the pension scheme liabilities; as the impact on the pension scheme liabilities due to a one year increase in longevity is expected to be £853 million.

In addition, as the Group expects to continue to materially reduce the scope of its operations as part of the implementation of its strategic programme and of the UK ring-fencing regime, pension liabilities will therefore increase relative to the size of the Group, which may impact the Group’s results of operations and capital position.

Given recent economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, the Group has experienced increasing pension deficits and was required to make further contributions following the last triennial valuation of The Royal Bank of Scotland Group Pension Fund, the Group’s main defined benefit pension scheme (the “Main Scheme”), which showed that the value of liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. Following the publication of the IASB’s exposure draft of amendments to IFRIC 14, the Group has revised its pension accounting policy for determining whether or not it has an unconditional right to a refund of any surpluses in its employee pension funds.

This change has resulted in the accelerated recognition of a £4.2 billion liability corresponding to the nominal value of all committed contributions in respect of past service pursuant to the May 2014 triennial valuation agreement with the Main Scheme pension trustee.

The Group has agreed in principle with the Main Scheme pension trustee to make an accelerated cash payment of the outstanding committed future contributions (£4.2 billion) to the Main Scheme (the majority of which payment has been provided for as a result of the accounting policy change described above) and to bring forward the next triennial valuation to be as of a date between 31 October 2015 and 31 December 2015. The single contribution of £4.2 billion is expected to be paid by 31 March 2016 subject to the satisfactory conclusion of discussions with the Main Scheme pension trustee. The 2015 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits. This will have the effect of significantly decreasing the amount of any pension surplus that the Group can recognise as a balance sheet asset.

The next triennial period valuation will therefore take place in Q4 2018 and the Main Scheme pension trustee has agreed that it would not seek a new valuation prior to that date, except where a material change arises. Notwithstanding this accelerated payment and any additional contributions which may be required beforehand as a result of a material change, the Group expects to have to agree to additional contributions, over and above the existing committed past service contributions, from Q1 2020 as a result of the next triennial valuation.

The underlying assumptions used to calculate the triennial valuation deficit as at 31 March 2013 are set out further in note 4 Pensions on page 289.

Additional information

Risk factors continued

The cost of such additional contributions could be material and any additional contributions that are committed to the Main Scheme following new actuarial valuations would in turn, under RBS’s revised accounting policy, trigger the recognition of a significant additional liability in the Group’s accounts, which in turn could have a material adverse effect on the Group’s results of operations, financial position and prospects.

In addition, the UK ring-fencing regime will require significant changes to the structure of the Group’s existing defined benefit pension schemes as RFB entities may not be liable for debts to pension schemes that might arise as a result of the failure of another entity of the ring-fenced bank’s group after 1 January 2026. The restructuring of the Group’s defined benefit pension plans to implement the UK ring-fencing regime could affect assessments of the Group’s pension scheme deficits or result in the pension scheme trustees making a determination that the employer covenant has been weakened , and result in additional contributions being required.

The Group is developing a strategy to meet these requirements, which has been discussed with the PRA and will require the agreement of the pension scheme trustee. Discussions with the pension scheme trustee will be influenced by the Group’s overall ring-fence strategy and its pension funding and investment strategies.

If agreement is not reached with the pension trustee, alternative options less favourable to the Group will need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the Group’s existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee which could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Pension risk and changes to the Group’s funding of its pension schemes may have a significant impact on the Group’s capital position.

The Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net asset pension balances are to be deduced from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the Group being required to carry a capital add-on to mitigate stress on the pension fund and finally the Group’s target CET1 ratio incorporates a management buffer over the combined buffer requirement which assumes, amongst other risks, a buffer to mitigate a deterioration in the Group’s pension fund position.

The Group believes that the accelerated payment to the Group’s Main Scheme pension fund will improve the Group’s capital planning and resilience through the period to 2019 and provide the Main Scheme pension trustee with more flexibility over its investment strategy.

The Group estimates that the accelerated payment will adversely impact the Group’s CET1 capital in 2016 by 30 to 40 basis points and reduce the Group’s MDA level of CET1 capital or management buffer capital required for pension risk which may trigger MDA requirements and result in mandatory restrictions on discretionary distributions. The Group’s expectations as to the impact on its capital position of this payment in the near and medium term and of the accounting impact under its revised accounting policy are based on a number of assumptions and estimates, including with respect to the beneficial impact on its Pillar 2A requirements and confirmation of such impact by the PRA and the timing thereof, any of which may prove to be inaccurate (including with respect to the calculation of the CET1 ratio impact on future periods), including as a result of factors outside of the Group’s control (which include the PRA’s approval).

As a result, if any of these assumptions proves inaccurate, the Group’s capital position may significantly deteriorate and fall below the Group’s or Group entities minimum capital requirements and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the Group’s results of operations, financial prospects or reputation.

The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates.

There is a risk that changes in prudential regulation, pension regulation and accounting standards, or a lack of coordination between such sets of rules, may make it more challenging for the Group to manage its pension obligations resulting in an adverse impact on the Group’s CET1 capital.

The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.

The markets for UK financial services, and the other markets within which the Group operates, are very competitive, and management expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non traditional financial services providers such as large retail or technology conglomerates), new lending models (such as peer-to-peer lending) and the impact of regulatory actions and other factors. In particular, the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the Group’s ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group’s ability to develop such services has become increasingly important to retaining and growing the Group’s customer business in the UK.

Additional information

Risk factors continued

There can be no certainty that the Group’s investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group’s current or future competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers. Furthermore, the Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it could lose market share, incur losses on some or all of its activities and lose opportunities for growth.

In addition, recent and future disposals and restructurings by the Group relating to the implementation of its strategic programme and the UK ring-fencing regime, or required by the Group’s regulators, as well as constraints imposed on the Group’s ability to compensate its employees at the same level as its competitors, may also have an impact on its ability to compete effectively. Intensified competition from incumbents, challengers and new entrants in the Group’s core markets could lead to greater pressure on the Group to maintain returns and may lead to unsustainable growth decisions.

These and other changes in the Group’s competitive environment could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.

The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is changing rapidly. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government. The competitive landscape in the UK is also likely to be affected by the UK Government’s implementation of the UK ring-fencing regime and other customer protection measures introduced by the Banking Reform Act 2013. The implementation of these reforms may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position and is likely to increase competitive pressures on the Group.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies in recent years, including market reviews conducted by the Competition & Markets Authority (“CMA”) and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (“PCAs”), the Independent Commission on Banking and the Parliamentary Commission on Banking Standards. These reviews raised significant concerns about the effectiveness of competition in the banking sector.

Although these reviews are ongoing, preliminary findings in the CMA’s Retail Banking Market Investigation contemplated proposing measures primarily intended to make it easier for consumers and businesses to compare bank products, increase the transparency of price comparison between banks and amend overdraft charging, which would, if implemented, impose additional compliance requirements on the Group and could, in aggregate, adversely impact the Group’s competitive position, product offering and revenues. The wholesale banking sector has also been the subject of recent scrutiny. In February 2015 the FCA announced that it would be launching a market study to investigate competition in investment and corporate banking services. The FCA is expected to publish its interim report in early 2016 and its final report in spring 2016.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the Group operates or result in restrictions on mergers and consolidations within the UK financial sector.

The impact of any such developments in the UK will become more significant as the Group’s business becomes increasingly concentrated in the UK retail sector. These and other changes to the competitive framework in which the Group operates could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

Implementation of the Group’s strategic programme and its future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the Group), which may place the Group at a competitive disadvantage. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

Additional information

Risk factors continued

Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees will also be subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime take effect on 7 March 2016, whilst the conduct rules will apply to the wider employee population from 7 March 2017 onwards, with the exception of some transitional provisions. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

The Group’s evolving strategy has led to the departure of a large number of experienced and capable employees, particularly in the CIB business. The restructuring relating to the ongoing implementation of the Group’s strategic programme may cause experienced staff members to leave and prospective staff members not to join the Group. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the Group’s restructuring could have an adverse impact on its implementation.

The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the Group’s strategy could prevent the Group from successfully implementing its strategy and meeting regulatory commitments. This could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, many of the Group’s employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group and any further offer or sale of its interests may affect the price of securities issued by the Group.

On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG. The UK Government, through HM Treasury, currently holds 72.6% of the issued ordinary share capital of the Group. The UK Government has indicated its intention to continue to sell down its shareholding in the Group over the next five years.

Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, could negatively affect prevailing market prices for the outstanding ordinary shares of RBSG and other securities issued by the Group and lead to a period of increased price volatility for the Group’s securities.

In addition, UKFI manages HM Treasury’s shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should HM Treasury’s intentions change, its position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, dividend policy, remuneration policy or the conduct of the Group’s operations. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

The Group’s businesses are inherently subject to risks in financial markets and in the wider economy,including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates and commodity, equity, bond and property prices. In previous years, severe market events resulted in the Group recording large write-downs on its credit market exposures.

Any further deterioration in economic and financial market conditions or weak economic growth could lead to additional impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures.

Valuations in future periods reflecting, among other things, the then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets may result in significant changes in the fair values of the Group’s exposures, such as credit market exposures, and the value ultimately realised by the Group may be materially different from the current or estimated fair value.

As part of its strategic programme, the Group is executing the run-down or disposal of a number of businesses, assets and portfolios, the most important of which is the divestment of the William & Glyn business which may be carried out as a trade sale or through an IPO.

Additional information

Risk factors continued

The disposal of Williams & Glyn could lead the Group to recognise further write-downs in the event that the sale proceeds are less than the carrying value of Williams & Glyn in the Group’s accounts. In addition, the Group’s interest in the remainder of the businesses and portfolios within the exiting business may be difficult to sell due to unfavourable market conditions for such assets or businesses.

Any of these factors could require the Group to recognise further significant write-downs and realise increased impairment charges or goodwill impairments, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios.

The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group’s businesses.

In particular, the Group has significant exposure to certain individual customers and other counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe principally Germany, the Netherlands, Ireland and France.

At 31 December 2015, credit risk assets in the UK were £311.4 billion, in the US were £24.6 billion and in Western Europe (excluding the UK) were £84.5 billion); and within certain business sectors, namely personal finance, financial institutions, commercial real estate, shipping and the oil and gas sector (at 31 December 2015, personal finance lending amounted to £155.3 billion, lending to financial institutions was £73.1 billion, commercial real estate lending was £27.6 billion, lending to the oil and gas sector was £3.5 billion and shipping was £7.1 billion).

Provisions for default on loans have decreased in recent years in line with the perceived reduction in risks relating to these customers, counterparties or assets classes.

If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the Group may be required to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability.

The Group’s lending strategy or processes may also fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, which may result in an increase in default rates, which may, in turn, impact the Group’s profitability.

In addition, as the Group implements its new strategy and withdraws from many geographic markets and continues to materially scale down its international activities, the Group’s relative exposure to the UK and certain sectors and asset classes in the UK will increase significantly as its business becomes more concentrated in the UK. In particular, in the UK the Group is at risk from volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK retail property sector.

As a result, a fall in house prices, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairment.

The credit quality of the Group’s borrowers and its other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. Credit quality has improved in certain of the Group’s core markets, in particular the UK and Ireland, as these economies have improved. However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights.

In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised as a result of market conditions or regulatory intervention or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years.

This has particularly been the case with respect to large parts of the Group’s commercial real estate portfolio. Any such deteriorations in the Group’s recoveries on defaulting loans could have an adverse effect on the Group’s results of operations and financial condition.

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

This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis.

Additional information

Risk factors continued

The effectiveness of recent prudential reforms designed to contain systemic risk in the EU and the UK is yet to be tested. Counterparty risk within the financial system or failures of the Group’s financial counterparties could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

The Group’s ability to dispose of the remaining businesses, portfolios and assets forming part of the businesses and activities being exited by the Group and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile.

As a result, there is no assurance that the Group will be able to sell, exit or run down these businesses, portfolios or assets either on favourable economic terms to the Group or at all or that it may do so within the intended timetable. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner or at all. The Group may be exposed to deteriorations in the businesses, portfolios or assets being sold between the announcement of the disposal and its completion, which period may span many months.

In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs, and counterparty risk in respect of buyers of assets being sold.

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition and capital position and consequently may have the potential to impact the competitive position of part or all of the Group’s business.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

The Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (“CDSs”), and other credit derivatives, each of which are carried at fair value.

The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives.

Any such adjustments or fair value changes may have a material adverse impact on the Group’s financial condition and results of operations.

The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates could have a material adverse effect on the Group’s business, capital and results.

Given the complexity of the Group’s business, strategy and capital requirements, the Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing. The Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or to be updated in line with the Group’s business model or operations or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the Groups’s risk expanse or the risk profile of the Group’s financial instruments or result in the Group being required to hold additional capital as a function of the PRA Buffer. In addition, a number of internal models used by Group subsidiaries are designed, managed and analysed by the Group and may not appropriately capture risks and exposures at subsidiary level. The Group's internal models are subject to periodic review by its regulators and, if found deficient, the Group may be required to make changes to such models or may be precluded from using any such models, which could result in an additional capital requirement which could have a material impact on the Group’s capital position. Some of the analytical models used by the Group are predictive in nature. The use of predictive models has inherent risks and may incorrectly forecast future behaviour, leading to flawed decision making and potential losses.

The Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the Group’s regulators.

Additional information

Risk factors continued

The Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the Group’s business, financial condition and/or results of operations, minimum capital requirements and reputation.

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates. Estimates, judgements and assumptions take into account historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in “Critical accounting policies and key sources of estimation uncertainty” on page 279. In addition, further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. IFRS and Interpretations that have been issued by the International Accounting Standards Board (“the IASB”) but which have not yet been adopted by the Group are discussed in “Accounting developments” on page 282.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduces a new framework for the recognition and measurement of credit impairment based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Resulting changes in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings, financial condition and capital position.

The Group and its subsidiaries are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions. These initiatives are coupled with a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain requirements and powers under CRD IV, including the rules relating to MDA, and certain of the measures introduced under the BRRD which came into force on 1 January 2015, including the requirements relating to MREL. The tools and powers introduced under the BBRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

In addition, banks headquartered in countries which are members of the eurozone are now subject to the European banking union framework. In November 2014, the ECB assumed direct supervisory responsibility for RBS NV and Ulster Bank Ireland Limited under the Single Supervisory Mechanism (“SSM”). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the eurozone and other jurisdictions, would interact in the event of a resolution of the Group.

In the UK, the BRRD came into effect in January 2015, subject to certain secondary rules being finalised by the European authorities, and therefore the requirements to which the Group is subject may continue to evolve to ensure compliance with these rules or following the publication of review reports produced by the European Parliament and the Council of the EU relating to certain topics set out by the BRRD. Such further amendments to the BRRD or the implementing rules in the EU may also be necessary to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for GSIBs, in particular with respect to TLAC requirements.

In addition, the PRA is currently consulting on a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

Additional information

Risk factors continued

The application of such rules to the Group may require the Group to restructure certain of its activities or reorganise the legal structure of its operations, may limit the Group’s ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services. Such rules will need to be implemented consistently with the UK ring-fencing regime.

The BRRD requires national resolution funds to raise “ex ante” contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional “ex post” funding contributions in the event the ex ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although the UK government indicated that it would consider using receipts from the UK bank levy to meet the ex ante and ex post funding requirements, the Group may be required to make additional contributions in the future. In addition, Group entities in countries subject to the European banking union are required to pay supervisory fees towards the funding of the SSM as well as contributions to the single resolution fund.

The new recovery and resolution regime implementing the BRRD in the UK replaces the previous regime and has imposed and is expected to impose in the near-to medium-term future, additional compliance and reporting obligations on the Group which may result in increased costs, including as a result of the Group’s mandatory participation in resolution funds, and heightened compliance risks and the Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all.

The implementation of this new regime has required and will continue to require the Group to work with its regulators towards putting in place adequate resolution plans, the outcome of which may impact the Group’s operations or structure.

The Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the Group and any securities of the Group, including the write-off, write-down or conversion of the Group’s securities.

In the context of the recovery and resolution framework set out above, as the parent company of a UK bank, RBSG is subject to the “Special Resolution Regime” under the Banking Act 2009, that gives wide powers to HM Treasury, the Bank of England, the PRA and the FCA in circumstances where a UK bank has encountered or is likely to encounter financial difficulties, such that it is assessed as failing or likely to fail.

The Special Resolution Regime under the Banking Act 2009, as amended to implement the relevant provisions of the BRRD in the UK from 1 January 2015, includes powers to (a) transfer all or some of the securities issued by a UK bank or its parent, or all or some of the property, rights and liabilities of a UK bank or its parent, to a commercial purchaser or, transfer of the bank into temporary public ownership, or, in the case of property, rights or liabilities, to a bridge bank (an entity owned by the Bank of England); (b) together with another resolution tool only, transfer impaired or problem assets to one or more publicly owned asset management vehicles; (c) override any default provisions, contracts or other agreements, including provisions that would otherwise allow a party to terminate a contract or accelerate the payment of an obligation; (d) commence certain insolvency procedures in relation to a UK bank; and (e) override, vary or impose contractual obligations, for reasonable consideration, between a UK bank or its parent and its group undertakings (including undertakings which have ceased to be members of the group), in order to enable any transferee or successor bank of the UK bank to operate effectively. Where stabilisation options are used under (a) or (b) above which rely on the use of public funds, the option can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution.

In addition, among the changes introduced by the Banking Reform Act 2013 and amendments made subsequently to implement the relevant provisions of the BRRD, the Banking Act 2009 was amended to insert a bail-in power as part of the powers available to the UK resolution authority. The bail-in power includes both a capital instruments write-down and conversion power applicable to Tier 1 and Tier 2 instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including the senior unsecured debt securities issued by the Group) and available in resolution.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool (other than the bail-in tool, which would be used instead of the capital instruments write-down and conversion power), and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets the conditions for entry into the Special Resolution Regime as defined under the Banking Act 2009 or will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act 2009) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

Additional information

Risk factors continued

In addition, the Bank of England may use the bail-in tool to, among other things, replace or substitute the issuer as obligor in respect of debt instruments, modify the terms of debt instruments (including altering the maturity (if any) and/or the amount of interest payable and/or imposing a temporary suspension on payments) and discontinue the listing and admission to trading of financial instruments. The exercise of the bail-in tool will be determined by the Bank of England which will have discretion to determine whether the institution has reached a point of non-viability or whether the conditions for resolution are met, by application of the relevant provisions of the Banking Act 2009, and involves decisions being taken by the PRA and the Bank of England, in consultation with the FCA and HM Treasury. As a result, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The potential impact of these powers and their prospective use may include increased volatility in the market price of shares and other securities issued by the Group, as well as increased difficulties in issuing securities in the capital markets and increased costs of raising such funds. If these powers were to be exercised (or there is an increased risk of exercise) in respect of the Group or any entity within the Group such exercise could result in a material adverse effect on the rights or interests of shareholders which would likely be extinguished or very heavily diluted.

Holders of debt securities (which may include holders of senior unsecured debt), would see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the “no creditor worse off” safeguard, which requires losses not to exceed those which would be realised in insolvency.

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

To the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The Group’s results could be adversely affected in the event of goodwill impairment.

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

At 31 December 2015, the Group carried goodwill of £5.6 billion on its balance sheet, taking into account an impairment charge of £498 million in respect of Private Banking in Q4 2015 which was made in light of a number of factors, including a reduction in anticipated future profitability due to the continuing low interest rate environment, a higher tax rate, margin pressure and higher capital allocations. The value in use and fair value of the Group’s cash-generating units are affected by market conditions and the performance of the economies in which the Group operates.

Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, but it has no effect on the Group’s regulatory capital position. Further impairments of the Group’s goodwill could have an adverse effect on the Group’s results and financial condition.

Recent changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group.

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

The Finance Act 2015 included new restrictions on the use of certain brought forward tax losses of banking companies to 50% of relevant profits from 1 April 2015, which has impacted the extent to which the Group is able to recognise deferred tax assets and has been reflected in its year-end accounts. At 31 December 2015, the Group recognised a net deferred tax asset (taking account of the Finance Act 2015 changes) of £2.6 billion. On 16 March, the UK Government announced their intention to further restrict the use of tax losses carried forward by UK banks. If these measures are enacted by the UK Parliament during the course of 2016, a longer recovery period of the deferred tax assets associated with UK tax losses will therefore arise. Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. Further changes to the treatment of deferred tax assets may impact the Group’s capital, for example by reducing further the Group’s ability to recognise deferred tax assets. Further, the new 8% tax surcharge which applies to banking companies from 1 January 2016 cannot be offset by brought forward tax losses arising before this time, or by any tax losses arising in non-banking companies within the Group. In addition, the implementation of the rules relating to the UK ring- fencing regime and the resulting restructuring of the Group may further restrict the Group’s ability to recognise tax deferred tax assets in respect of brought forward losses.

Additional information

Description of property and equipment

RBS operates from a number of locations worldwide, principally in the UK. At 31 December 2015 the Royal Bank and NatWest had 487 and 1,099 retail branches, respectively, in the UK. Ulster Bank has a footprint of 174 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. RBS's principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2015 was £622 million (2014 - £433 million; 2013 - £571 million).

Major shareholders

In December 2008, The Solicitor for the Affairs of Her Majesty's Treasury (HMT) acquired 22,854 million ordinary shares of 25p each representing 57.9% of the company's issued ordinary share capital. During 2009, HMT acquired a further 16,791 million ordinary shares of 25p each raising their holding to 70.3% of the company's issued ordinary share capital. In December 2009, HMT acquired 51 billion B shares in the company representing the entire issued B share capital. As a result of the ordinary share sub-division and consolidation which took place in June 2012, HMTs holding in the company’s ordinary shares became 3,964 million ordinary shares of £1 each. In August 2015, HMT sold 630 million of the company’s ordinary shares. In October 2015, HMT converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each, resulting in a total shareholding of 8,434 million ordinary shares of £1 each. At 31 December 2015, HM Treasury’s holding in the company’s ordinary shares was 72.6%. As far as the company is aware, there have been no significant changes in the percentage ownership of major shareholders of the company's ordinary shares or preference shares during the three years ended 25 February 2016. All shareholders within a class of the company's shares have the same voting rights. As at 31 December 2015, almost all of the company's US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Our Code of Conduct

Our Code of Conduct lets everyone know  what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. Our Code of Conduct available at rbs.com>about us>our values. In 2015,  we incorporated the following five new standards of behaviour into the Code of Conduct: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the FCA, the PRA and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. The rules have been added to our Code of Conduct to reflect the bank’s responsibilities as set out by the Individuals Accountability Regime but are very much in keeping with the values and behaviours that the Bank is already following.

Changes in Registrant’s Certifying Accountant

On November 3, 2014, the Group announced its intention, following a competitive tender process, to appoint Ernst & Young LLP (“EY”) as its independent registered public accounting firm (“external auditor”) for the year ending December 31, 2016. This change in external auditors is being made in recognition of the recommendations made under the UK’s Corporate Governance Code that companies put their external audit out to tender at least every ten years. Deloitte has served as the Company’s auditors since 2000. Deloitte LLP (“Deloitte”) continued to serve as the Company’s external auditor throughout 2015 following this announcement.

The Board's Group Audit Committee ("GAC") supervised the transition period of EY, as the new external auditor, to ensure the monitoring of EY's independence, and extended the GAC's policy on non-audit services to EY during 2015. Deloitte will resign upon completion of the procedures relating to the Group's annual report filed on Form 20-F, and the GAC has recommended to the Board that EY be appointed as the Company's external auditor with effect for the financial year ending December 31, 2016. The Board will recommend the appointment of EY as external auditor to shareholders in a resolution at the 2016 Annual General Meeting.

During the two years prior to December 31, 2015, (1) Deloitte has not issued any reports on the financial statements of the Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Deloitte qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Deloitte’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the two years prior to December 31, 2015 or in any subsequent interim period, the Group has not consulted with EY regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Group, and either a report was provided to the Group or oral advice was provided that EY concluded was an important factor considered by the Group in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Additional information

Iran sanctions and related disclosures

Disclosure pursuant to section 13(r) of the Securities Exchange Act

Section 13(r) of the Securities Exchange Act, as amended by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law. In order to comply with this requirement, the following activities of RBS Group and its affiliates are disclosed in response to section 13(r).

Licensed Payments

During 2015, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by Iranian government-owned financial institutions. These payments were received by non-designated third parties in relation to the provision of foodstuffs. All payments were received in full compliance with applicable sanctions. RBS Group also facilitated a small number of payments from and to frozen accounts of Iranian government-owned financial institutions and financial institutions designated under Executive Order 13382 or 13224. These payments related to amounts due to non-designated third parties for legal services and insurance premiums. All payments were made or received in full compliance with applicable sanctions and under applicable licences.

During 2015, RBS Group also made and received a number of payments from and to accounts (including frozen accounts), related to entities identified as part of the Government of Iran and/or entities designated under Executive Order 13382 or 13324. These payments related to amounts due to third parties for legal expenses including the refund of legal expenses and the exit of an individual who is a representative of an Iranian government owned entity. All such payments were made or received in compliance with applicable sanctions and under applicable licences.

The transactions described in the above paragraphs resulted in less than the equivalent of £30 in gross revenue to RBS Group for each transaction. RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws.

Legacy Guarantees

Under appropriate license from the applicable authorities, the Bank holds eight legacy guarantees entered into between 1998 and 2005, which support arrangements entered into lawfully by Bank customers with Iranian counterparties.

These legacy guarantees are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13882. RBS Group has made considerable efforts to exit and formally cancel the guarantees but has been unable to do so to-date.

RBS Group received revenue of £1,595.15 in the reporting period in respect of these legacy guarantees. No other payments were made under these guarantees in 2015. Following the lifting of EU nuclear proliferation sanctions against Iran, RBS Group is considering the extent to which it would be legally permissible to exit a number of these guarantees. Where the beneficiary banks remain the target of EU Sanctions, if any payments are required to be made under the legacy guarantees, RBS Group will only make such payments where an applicable licence is in place and the payments are made into frozen bank accounts.

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

It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities. No transactions involving Iranian government owned financial institutions were processed by RBS in 2015 through the local payment settlement system in the UAE.

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors. In full compliance with applicable laws, and after discussions with relevant sanctions authorities, an affiliate of RBS Group maintains transactional banking facilities on behalf of a UK Company (Non-Iranian Party) and a Company owned and controlled by the Government of Iran (Iranian Party) in relation to their interest in a joint operating agreement relating to a UK oil and gas field located in the North Sea.

Additional information

Under authorisation from relevant sanctions authorities the Non-Iranian Party is able to undertake all transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field. Under licence from relevant sanctions authorities the affiliate of RBS Group operates a Temporary Management Account to facilitate the transactions relating to these activities for the joint venture; no proceeds from the account are made available to the Iranian Party. Following the lifting of the EU proliferation sanctions against Iran, the affiliate of RBS Group intends to cease providing transactional services through the Temporary Management Account, but will still provide transaction services to the Non-Iranian Party in connection to the jointly operated UK oil and gas field.

Supervision

United Kingdom

The home supervisors for RBS are the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). As with all significant banking institutions, the PRA is the consolidated supervisor of RBS. The PRA, an operationally independent subsidiary of the Bank of England, is responsible for promoting the safety and soundness of systemically important financial institutions in the UK, combined with a secondary objective to facilitate effective competition. The FCA's overall objective is to ensure financial markets function well. This is supported by its operational objectives of: securing an appropriate degree of protection for consumers; protecting and enhancing the integrity of the UK financial system; and promoting effective competition in the interests of consumers.

As at 31 December 2015, 16 companies in RBS, spanning a range of financial services sectors (banking and investment business), were authorised to conduct financial activities in the UK. The UK authorised banks include The Royal Bank of Scotland plc, National Westminster Bank Plc, Coutts & Co and Ulster Bank Limited. Wholesale activities, other than Treasury activities, are concentrated in the Corporate & Institutional Banking business, and are undertaken under the names of The Royal Bank of Scotland plc and National Westminster Bank Plc. Retail banking activities in England, Scotland, Wales and Northern Ireland are managed by the Personal & Business Banking business. The banking service in the Republic of Ireland is provided by Ulster Bank Ireland Limited, which is supervised by the Central Bank of Ireland and the European Central Bank under the Single Supervisory Mechanism.

Investment management business is principally undertaken by companies in the Commercial & Private Banking business, including Coutts & Co, Adam & Company Investment Management Limited, and in the Corporate & Institutional Banking business, through RBS Asset Management Limited (where authorisation was subsequently surrendered on 18 January 2016) and The Royal Bank of Scotland plc.

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

RBS’s US bank and non-bank subsidiaries, and RBS's US branches are also subject to supervision and regulation by a variety of other US regulatory agencies. . RBS’s Connecticut branch is supervised by the Connecticut Department of Banking and the Federal Reserve Bank of Boston.

The Group's primary US broker dealer, RBS Securities Inc. (RBSSI), formerly known as Greenwich Capital Markets, Inc., is also subject to regulation and supervision mainly by the SEC and FINRA with respect to its securities activities. The futures activities of RBSSI are subject to regulation and oversight mainly by the US Commodity Futures Trading Commission (CFTC), National Futures Association (NFA) and the Chicago Mercantile Exchange Group (CME). RBSSI is also supervised by the Federal Reserve Bank of Boston. In October 2015 the Group completed its divestiture of Citizens Financial Group, a Rhode Island-based retail and commercial bank, and thus primary supervision of RBS plc’s CT branch activities is transitioning from the Federal Reserve Bank of Boston to the Federal Reserve Bank of New York. The transition is expected to occur in April 2016.

The Royal Bank of Scotland plc is a provisionally registered swap dealer; it too is subject to oversight by the CFTC and the NFA.

Other jurisdictions

RBS operates in a number of countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Shareholder information
Financial calendar	413
Shareholder enquiries	413
Analyses of ordinary shareholders	414
Trading market	415
Dividend history	417
Taxation for US holders	418
Exchange controls	421
Memorandum and Articles of Association	422
Documents on display	429
Incorporation and regulation	429
Abbreviations and acronyms	430
Glossary of terms	431
Index	438
Important addresses	441
Principal offices	441

Shareholder information

Financial calendar

Dividends

Payment dates
Cumulative preference shares	31 May and 30 December 2016

Non-cumulative preference shares	31 March, 30 June, 30 September
and 30 December 2016

Ex-dividend date
Cumulative preference shares	5 May 2016

Record date
Cumulative preference shares	6 May 2016

Interim results	5 August 2016

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
Telephone: +44 (0)370 702 0135
Fax: +44 (0)370 703 6009
Website: www.investorcentre.co.uk/contactus

Braille and audio Strategic report with additional information

Shareholders requiring a Braille or audio version of the Strategic report with additional information should contact the Registrar on +44 (0)370 702 0135.

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

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation
17 Carlton House Terrace, London SW1Y 5AH
Telephone: +44 (0)20 7930 3737
Website: www.sharegift.org

Shareholder information

Share fraud warning

Investment scams are designed to look like genuine investments. If you have been contacted out of the blue, promised tempting returns and told the investment is safe, called repeatedly, or told the offer is only available for a limited time, you may have been contacted by fraudsters.

How to avoid share fraud

Reject cold calls

If you have been cold called with an offer to buy or sell shares, chances are it is a high risk investment or a scam. You should treat the call with extreme caution. The safest thing to do is to hang up.

Check the firm on the Financial Services Register at www.fca.org.uk/register

The Financial Services Register is a public record of all firms and individuals in the financial services industry that are regulated by the FCA.

Get impartial advice

Think about getting impartial financial advice before you hand over any money. Seek advice from someone unconnected to the firm that has approached you.

Remember, if it sounds too good to be true, it probably is.

Report a scam

If you suspect that you have been approached by fraudsters please tell the FCA using the share fraud reporting form at www.fca.org.uk/scams, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768.

If you have lost money to investment fraud, you should report it to Action Fraud on 0300 123 2040 or online at www.actionfraud.police.uk.

Find out more at www.fca.org.uk/scamsmart

Analyses of ordinary shareholders
At 31 December 2015	Shareholdings	Number	%
		of shares
		- millions
Individuals	190,007	106.5	0.9
Banks and nominee companies	8,564	11,469.9	98.7
Investment trusts	83	0.7	—
Insurance companies	76	0.3	—
Other companies	571	14.6	0.1
Pension trusts	26	0.7	—
Other corporate bodies	84	31.9	0.3
	199,411	11,624.6	100.0

Range of shareholdings:
1 - 1,000	172,636	42.9	0.4
1,001 - 10,000	25,168	56.9	0.5
10,001 - 100,000	966	26.8	0.2
100,001 - 1,000,000	388	131.5	1.1
1,000,001 - 10,000,000	199	663.5	5.7
10,000,001 and over	54	10,703.0	92.1
	199,411	11,624.6	100.0

Shareholder information

Trading market

Non-cumulative dollar preference shares

The following series of American Depositary shares (ADSs) representing non-cumulative preference shares issued in the US were outstanding at 31 December 2015:

Date of issue	Series of ADS	Number of ADSs/non-cumulative preference shares in issue	Number of registered holders
26 March 1997	F	6,255,408	43
8 February 1999	H	9,687,654	30
30 September 2004	L	30,027,877	16
27 December 2006	R	10,163,932	3
28 June 2007	S	26,449,040	2
27 September 2007	T	51,245,839	14
4 October 2007	U	10,130	1

Each of the respective ADSs set out above represents the right to receive one corresponding preference share, and is evidenced by an American Depository Receipt (ADR) and is listed on the New York Stock Exchange, a subsidiary of NYSE Euronext (NYSE).

The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, among the company, The Bank of New York, as depository, and all holders from time-to-time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in registered form.

In September 2015, the company redeemed in whole the series M, N, P and Q non-cumulative preference shares of US$0.1.

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

Following a sub-division and one-for-ten consolidation of RBS’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2015, 28.2 million ordinary ADSs were outstanding.

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

		Series F ADSs (1)	Series H ADSs (1)	Series L ADSs (1)	Series R ADSs (1)	Series S ADSs (1)	Series T ADSs (1)	Series U ADSs (1)	PROs (1,2)	Ordinary	Ordinary
										shares (3)	ADSs (4)
		US$	US$	US$	US$	US$	US$	US$	US$	£	US$
By month
Feb 2016	High	25.57	25.53	24.65	25.24	24.65	25.59	102.75	123.39	2.57	7.33
	Low	24.27	23.79	21.77	22.56	21.77	23.53	97.00	114.81	2.24	6.20
Jan 2016	High	25.91	25.86	25.21	25.50	25.21	25.91	104.50	124.48	2.97	8.73
	Low	25.48	25.38	24.52	25.13	24.52	25.41	101.50	123.39	2.51	7.20
Dec 2015	High	26.05	25.99	25.09	25.69	25.09	25.91	105.75	124.88	3.12	9.43
	Low	25.27	25.20	24.33	25.11	24.33	25.19	104.00	124.08	2.83	8.60
Nov 2015	High	25.98	25.95	25.00	25.58	25.00	25.86	105.00	125.04	3.25	9.98
	Low	25.80	25.64	24.80	25.32	24.80	25.65	103.73	124.64	3.01	9.06
Oct 2015	High	25.83	25.68	24.68	25.40	24.68	25.58	106.50	124.98	3.34	10.22
	Low	25.41	25.34	24.10	25.00	24.10	25.27	104.13	124.68	3.18	9.67

Sep 2015	High	25.81	25.72	25.03	25.17	25.38	25.68	107.50	125.54	3.34	10.19
	Low	25.34	25.32	24.27	24.74	24.93	25.20	104.48	124.90	3.09	9.30

By quarter
2015: Q4	High	26.05	25.99	25.09	25.69	25.09	25.91	106.50	125.04	3.34	10.22
	Low	25.27	25.20	24.10	25.00	24.10	25.19	103.73	124.08	2.83	8.60
2015: Q3	High	25.81	25.73	25.03	25.17	25.38	25.68	107.75	125.54	3.66	11.37
	Low	25.34	25.31	24.08	24.46	24.82	25.20	104.48	124.90	3.08	9.30
2015: Q2	High	26.14	25.74	24.67	24.93	25.29	25.60	110.25	126.73	3.69	11.52
	Low	25.35	25.29	24.03	24.10	24.60	25.20	106.50	124.81	3.39	10.17
2015: Q1	High	26.73	25.94	24.62	25.05	25.48	25.71	110.38	126.62	4.04	12.43
	Low	25.65	25.44	23.50	23.90	24.82	25.28	104.25	124.66	3.40	10.09
2014: Q4	High	26.19	25.92	24.05	24.52	25.07	25.80	106.13	117.51	4.04	12.57
	Low	25.39	25.13	23.10	23.48	24.40	25.05	104.00	116.68	3.38	10.85
2014: Q3	High	26.07	25.70	23.78	24.34	25.03	25.68	107.00	117.51	3.68	12.38
	Low	25.29	25.15	22.40	23.34	23.96	24.90	103.50	116.68	3.14	10.75
2014: Q2	High	26.44	25.65	23.40	23.80	24.63	25.57	107.13	121.97	3.47	11.59
	Low	25.35	24.93	21.35	21.93	23.17	24.90	101.75	116.88	2.96	9.91
2014: Q1	High	25.59	25.15	21.66	22.26	23.16	25.12	101.50	121.92	3.75	12.40
	Low	24.93	24.23	19.89	20.06	21.68	24.17	97.25	107.64	2.99	9.86

By year
2015	High	26.73	25.99	25.09	25.69	25.48	25.91	110.38	127.71	4.04	12.43
	Low	25.27	25.20	23.50	23.90	24.10	25.19	103.73	117.04	2.83	8.60
2014	High	26.44	25.92	24.05	24.52	25.07	25.80	107.13	121.97	4.04	12.57
	Low	24.93	24.23	19.89	20.06	21.68	24.17	97.25	105.04	2.96	9.86
2013	High	25.86	25.55	24.00	23.70	24.45	25.44	98.50	107.70	3.85	12.35
	Low	24.07	23.52	18.46	19.26	20.23	21.83	84.00	90.27	2.66	8.15
2012	High	25.35	24.96	23.57	22.96	23.31	24.50	90.00	100.59	3.25	10.79
	Low	17.60	16.76	15.46	11.41	11.83	13.08	53.63	66.58	1.97	6.09
2011	High	25.05	23.95	19.40	18.35	18.88	20.60	84.00	96.69	4.90	15.83
	Low	16.21	15.35	13.87	9.98	10.22	11.43	46.00	63.58	1.73	5.36

Notes:

(1)	Prices as reported on the NYSE or NASDAQ.
(2)	Price quoted as a % of US$1,000 nominal.
(3)	Prices as reported in the Daily List of the London Stock Exchange. Following the sub-division and one-for-ten consolidation of ordinary shares in June 2012, prices prior to that date were restated accordingly.
(4)	Prices as reported on the NYSE. Following the sub-division and one-for-ten consolidation of ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares.
(5)	Series M, N, P and Q ADSs were redeemed on 1 September 2015, the closing prices were US$25.26, US$25.25, US$25.25 and US$25.27 respectively.

On 18 March 2016, the closing price of the ordinary shares on the London Stock Exchange was £2.361 equivalent to $3.427 per ordinary share translated at the Noon Buying Rate of $1.4514 per £1.00, and the closing price of the ordinary ADSs on the NYSE was $6.85.

Shareholder information

Dividend history
Preference dividends
Amount per share	2015	2015	2014	2013	2012	2011
	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01
- Series F (1)	1.91	1.25	1.16	1.16	1.21	1.19
- Series H (1)	1.81	1.19	1.10	1.10	1.14	1.13
- Series L (1)	1.44	0.94	0.87	0.87	0.91	0.90
- Series M (2)	0.93	0.60	0.97	1.03	0.75	—
- Series N (2)	0.93	0.60	0.96	1.03	0.74	—
- Series P (2)	0.91	0.59	0.95	1.01	0.73	—
- Series Q (2)	0.98	0.63	1.02	1.09	0.79	—
- Series R (2)	1.53	0.99	0.93	0.99	0.72	—
- Series S (2)	1.65	1.06	1.00	1.07	0.77	—
- Series T (2)	1.81	1.17	1.10	1.17	0.85	—
- Series U (2)	7,640	4,912	4,637	4,881	2,406	—
Non-cumulative convertible preference shares of US$0.01
- Series 1 (1)	91.18	59.66	55.34	55.12	57.86	56.87
Non-cumulative preference shares of €0.01
- Series 1 (2)	59.06	38.64	44.32	45.76	44.65	—
- Series 2 (2)	56.97	37.27	42.31	44.83	42.25	—
- Series 3 (2)	3,871	2,533	2,833	3,027	2,813	—
Non-cumulative convertible preference shares of £0.01
- Series 1 (1)	112.90	73.87	73.87	73.87	73.87	73.87
Non-cumulative preference shares of £1
- Series 1 (2)	44.38	29.04	29.01	28.42	89.62	—

Notes:

(1)	Classified as subordinated liabilities.
(2)	Classified as equity.

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

Shareholder information

Taxation for US Holders

The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares, ADSs representing ordinary shares (ordinary ADSs), ADSs representing noncumulative dollar preference shares (preference ADSs) or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ordinary ADSs, preference ADSs or PROs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares, ordinary ADSs, preference ADSs or PROs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address all of the tax consequences that may be relevant to a US Holder in light of its particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, ordinary ADSs, preference ADSs or PROs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the voting stock of the company.

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

The following discussion assumes that the company was not a passive foreign investment company for the taxable year ended 31 December 2015 - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 421.

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

A US Holder will, upon the sale or other disposition of an ordinary share, an ordinary ADS or a preference ADS, or upon the redemption of preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding, in the case of preference ADSs, any declared but unpaid dividends, which will generally be treated as dividends for U.S. federal income tax purposes and excluding, in the case of a redemption, any amount otherwise treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year. The deductibility of capital losses is subject to limitations.

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

PROs

United States

Payments of interest on a PRO (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined under US federal income tax principles. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to the refundable tax. Subject to applicable limitations that vary depending upon a US Holder's particular circumstances, dividends paid to certain non-corporate US Holders may be taxable at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

United Kingdom

Taxation of payments on the PROs

Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. With effect from 1 January 2016, the PROs are expected to fall within the exemption from withholding tax provided for in the Taxation of Regulatory Capital Securities Regulations 2013 (as amended by the Taxation of Regulatory Capital Securities (Amendment) Regulations 2015) Further, payments of interest will not be subject to withholding or deduction for or on account of UK tax as long as the PROs continue to be listed on a ‘recognised stock exchange’ within the meaning of section 1005 of the Income Tax Act 2007, such as the main market of the New York Stock Exchange. In all other cases, an amount must be withheld on account of UK income tax at the basic rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation does not apply to payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

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

Shareholder information

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

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable 'look-through rules', either (i) at least 75% of its gross income is 'passive income' or (ii) at least 50% of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2015 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company's possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares, ordinary ADSs, preference ADSs or PROs. If the company were to be treated as a PFIC for any taxable year during which a US Holder owns ordinary shares, ordinary ADSs, preference ADSs or PROs, US Holders would generally be subject to adverse US federal income tax consequences and certain reporting obligations. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company's ordinary shares, ordinary ADSs, preference ADSs or PROs.

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

Foreign financial assets reporting

Certain US Holders who are individuals (and certain entities controlled by individuals) may be required to report information relating to the company’s securities, subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US Holders are urged to consult their tax advisers regarding the application of these rules in the US Holders’ particular circumstances.

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

Shareholder information

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

Classes of shares

The company has issued and outstanding the following three general classes of shares, namely ordinary shares, preference shares, and a Dividend Access Share, to which the provisions set forth below apply. In addition, the company has as part of its share capital Additional Value Shares (“AVSs”) and B Shares. All of the issued AVSs were converted into non-voting deferred shares in December 2003. The terms of those AVSs are set out in Schedule 3 to the Articles. On 14 October 2015 all of the issued Series 1 Class B Shares were converted into Ordinary Shares of £1. The terms of those issued B Shares (designated Series 1 Class B Shares) and the Dividend Access Share (designated a Series 1 Dividend Access Share) were determined by the directors pursuant to the Articles prior to the time of allotment, and apply as if they were set out in the Articles. The terms of any further series of B Shares or Dividend Access Shares may also be determined by the directors pursuant to the Articles prior to allotment or otherwise in accordance with their terms, and such terms need not be the same as those attached to any other series then in issue.

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

Shareholder information

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

Shareholder information

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

Dividend Access Share

Subject to the discretions, limitations and qualifications described in this subsection, non-cumulative dividends on the Series 1 Dividend Access Share will be payable from 22 December 2009 up to and including the Stop Date (if any). No dividends will be payable on the Series 1 Dividend Access Share after the Stop Date (if any). Up to and including the Stop Date, the company will pay dividends on the Series 1 Dividend Access Share when, as and if declared by its board of directors or a duly authorised committee of such board of directors (the ‘‘board of directors’’). Up to and including the Stop Date, subject to the discretions, limitations and qualifications described in this section, the Series 1 Dividend Access Share will entitle the holder to receive out of the distributable profits of the company a noncumulative dividend at the rate described below (the ‘‘Dividend Access Share Dividend’’), in priority to the payment of any dividend to the holders of any class of ordinary share or Class B Share and pari passu in such regard with the holder of any other dividend access share then in issue.

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

Shareholder information

In the event of a change in the frequency of dividend payments on the ordinary shares such that they are not paid semi annually consistent with the payment of Dividend Access Share Dividends on the Series 1 Dividend Access Share, the company will make such changes to the Dividend Access Share Dividend payment arrangements described above as, following consultation with the Independent Financial Adviser (acting as an expert), it determines are fair and reasonable to take account of such changed frequency.

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

Shareholder information

be made on account of tax from such cash dividends) equal to the DAS Retirement Dividend Amount.

“Stop Date” means the date on which the Series 1 Class B Dividend Trigger Event occurs.

Distribution of assets on liquidation

Cumulative preference shares

In the event of a return of capital on a winding-up or otherwise, the holders of cumulative preference shares are entitled to receive out of the surplus assets of the company available for distribution amongst the members (i) in priority to the holders of the non-cumulative preference shares and any other shares ranking pari passu therewith, the arrears of any fixed dividends including the amount of any dividend due for a payment after the date of commencement of any winding-up or liquidation but which is payable in respect of a half-year period ending on or before such date and (ii) pari passu with the holders of the non cumulative preference shares and any other shares ranking pari passu therewith, the amount paid up or credited as paid up on such shares together with any premium.

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

Shareholder information

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

Shareholder information

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

Abbreviations and acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
AQ	Asset quality
AT1	Additional Tier 1
BCBS	Basel Committee on Banking Supervision
C&RA	Conduct & Regulatory Affairs
CDO	Collateralised debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CFG	Citizens Financial Group Inc.
CIB	Corporate & Institutional Banking
CLO	Collateralised loan obligation
CMBS	Commercial mortgage-backed securities
CPB	Commercial & Private Banking
CRD	Capital Requirements Directive
CRE	Commercial real estate
CVA	Credit valuation adjustment
DFV	Designated as at fair value through profit or loss
EAD	Exposure at default
EBA	European Banking Authority
EC	European Commission
EMEA	Europe, the Middle East and Africa
ERF	Executive Risk Forum
EU	European Union
FCA	Financial Conduct Authority
FI	Financial institution
FSA	Financial Services Authority
FSB	Financial Stability Board
FSCS	Financial Services Compensation Scheme
FVTPL	Fair value through profit or loss
GDP	Gross domestic product
GSIB	Global systemically important bank
HFT	Held-for-trading
HMT	HM Treasury
HTM	Held-to-maturity
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
IPV	Independent price verification
IRC	Incremental risk charge
LAR	Loans and receivables
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LGD	Loss given default
LTI	Long term incentive awards
LTV	Loan-to-value
MDA	Maximum distributable amount
NI	Northern Ireland
NSFR	Net stable funding ratio
PBB	Personal & Business Banking
PD	Probability of default
PPI	Payment Protection Insurance
PRA	Prudential Regulation Authority
RBSG	The Royal Bank of Scotland Group plc
RCR	RBS Capital Resolution
REIL	Risk elements in lending
RFS	RFS Holdings B.V.
RMBS	Residential mortgage-backed securities
RNIV	Risks not In VaR
ROI	Republic of Ireland
RoW	Rest of the World
RWA	Risk-weighted asset
SE	Structured entity
SEC	US Securities and Exchange Commission
SME	Small and medium-sized enterprise
SVaR	Stressed value-at-risk
TLAC	Total loss absorbing capacity
TSR	Total Shareholder Return
UK	United Kingdom
UKFI	UK Financial Investments Limited
US/USA	United States of America
VaR	Value-at-risk

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

Assets under management - assets managed by RBS on behalf of clients.

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

Capital requirements regulation (CRR) - refer to CRD IV.

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

Common Equity Tier 1 capital - the highest quality form of regulatory capital under Basel III comprising common shares issued and related share premium, retained earnings and other reserves excluding reserves which are restricted or not immediately available, less specified regulatory adjustments.

Contractual maturity - the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Cost:income ratio - operating expenses as a percentage of total income.

Glossary of terms

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

CRD IV - the European Union has implemented the Basel III capital proposals through the CRR and the CRD, collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The EBA’s technical standards are still to be finalised through adoption by the European Commission and implemented within the UK.

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

Credit derivatives - contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by a structured entity in a securitisation. External credit enhancements include financial guarantees and letters of credit from third party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation – at inception, the value of the underlying portfolio is greater than the securities issued.

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

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed rate of interest, while the other will pay a floating rate (though there are also fixed-fixed and floating-floating currency swaps). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - money deposited with RBS by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debit valuation adjustment (DVA) - an adjustment made in valuing OTC derivative liabilities to reflect the entity's own credit risk.

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

Debt securities in issue - unsubordinated debt securities issued by RBS. They include commercial paper, certificates of deposit, bonds and medium-term notes.

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

Glossary of terms

Defined contribution plan/scheme - pension or other post-retirement benefit plan where the employer's obligation is limited to its contributions to the fund.

Deposits by banks - money deposited with RBS by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

Derivative - a contract or agreement whose value changes with changes in an underlying variable such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discontinued operation - a component of RBS that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Economic capital - an internal measure of the capital required by RBS to support the risks to which it is exposed.

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

Encumbrance - an interest in an asset held by another party. Encumbrance usually restricts the asset’s transferability until the encumbrance is removed.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Eurozone - the 19 European Union countries that have adopted the euro: Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain.

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

Futures contract - a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are standardised and traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

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

Glossary of terms

Gross yield - the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Haircut - a downward adjustment to collateral value to reflect its nature and any currency or maturity mismatches between the collateral and the exposure it secures.

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

Impairment allowance - refer to Loan impairment provisions.

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

Internal Capital Adequacy Assessment Process (ICAAP) - RBS’s own assessment, as part of Basel III requirements, of its risks, how it intends to mitigate those risks and how much current and future capital is necessary having considered other mitigating factors.

Internal funding of trading business - the internal funding of the trading book comprises net banking book financial liabilities that fund financial assets in RBS’s trading portfolios. Interest payable on these financial liabilities is charged to the trading book.

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

Liquidity and funding risk - the risk that RBS is unable to meet its financial liabilities when they fall due.

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

Glossary of terms

Loss given default (LGD) - an estimate of the amount that will not be recovered by RBS in the event of default, plus the cost of debt collection activities and the delay in cash recovery.

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

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of an underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Over-the-counter (OTC) derivatives - derivatives with tailored terms and conditions negotiated bilaterally, in contrast to exchange traded derivatives that have standardised terms and conditions.

Own credit adjustment (OCA) - the effect of the RBS’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 1 - the part of CRD IV that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

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

Pillar 3 - the part of CRD IV that sets out the information banks must disclose about their risks, the amount of capital required to absorb them, and their approach to risk management. The aim is to strengthen market discipline.

Glossary of terms

Position risk requirement - a capital requirement applied to a position treated under the Market Risk Rules as part of the calculation of the market risk capital requirement.

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

PRA Rule Book - contains provisions made by the PRA that apply to PRA authorised firms. Within ‘Banking and Investment Rules’, the Capital Requirements firms’ section applies to RBS.

Private equity - equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Prudential Regulation Authority (PRA) - the statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

Regular way purchase or sale - a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Regulatory capital - the amount of capital that RBS holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.

Repurchase agreement (Repo) - refer to Sale and repurchase agreements.

Residential mortgage - a loan to purchase a residential property where the property forms collateral for the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a home loan.

Residential mortgage backed securities (RMBS) - asset-backed securities for which the underlying asset portfolios are residential mortgages. RBS RMBS classifications, including prime, non-conforming and sub-prime, reflect the characteristics of the underlying mortgage portfolios. RMBS are classified as prime RMBS where the loans have low default risk and are made to borrowers with good credit records and reliable payment histories and there is full documentation. Non-conforming RMBS include US Alt-A RMBS, together with RMBS in jurisdictions other than the US where the underlying mortgages are not classified as either prime or sub-prime. Classification of RMBS as subprime or Alt-A is based on Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value ratios of the underlying mortgage loans. US RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%. In other jurisdictions, RMBS are classified as sub-prime if the mortgage portfolio comprises loans with one or more high risk characteristics such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Retail loans - loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Return on equity - profit attributable to ordinary shareholders divided by average shareholders’ equity as a percentage.

Reverse repurchase agreement (Reverse repo) - refer to Sale and repurchase agreements.

Risk appetite - an expression of the maximum level of risk that RBS is prepared to accept to deliver its business objectives.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - impaired loans and accruing loans which are contractually overdue 90 days or more as to principal or interest.

Risk-weighted assets (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the CRD IV as implemented by the PRA. Certain assets are not weighted but deducted from capital.

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

Settlement balances - payables and receivables that result from purchases and sales of financial instruments recognised on trade date. Asset settlement balances are amounts owed to RBS in respect of sales and liability settlement balances are amounts owed by RBS in respect of purchases.

Sovereign exposures - exposures to governments, ministries, departments of governments and central banks.

Standardised approach - a method used to calculate credit risk capital requirements under Pillar 1. In this approach the risk weights used in the capital calculation are determined by regulators. For operational risk, capital requirements are determined by multiplying three years’ historical gross income by a percentage determined by the regulator. The percentage ranges from 12 to 18%, depending on the type of underlying business being considered.

Standstill - is an agreement, usually for a specified period of time, not to enforce the lender’s rights as a result of a customer breaching the terms and conditions of their facilities. This is a concession to the customer. A standstill is most commonly used in a complex restructuring of a company’s debts, where a group of creditors agree to delay enforcement action to give the company time to gather information and formulate a strategy with a view to establishing a formal restructuring.

Stress testing - a technique used to evaluate the potential effects on an institution’s financial condition of an exceptional but plausible event and/or movement in a set of financial variables.

Stressed value-at-risk (SVaR) - a VaR measure using historical data from a one year period of stressed market conditions. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed at a confidence level of 99%. Refer also to Value-at-risk below.

Structured credit portfolio (SCP) - a portfolio of certain illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures.

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

Supervisory slotting approach - a method of calculating regulatory capital, specifically for lending exposures in project finance and income producing real estate, where the PD estimates do not meet the minimum internal ratings based standards. Under this approach, the bank classifies exposures from 1 to 5, where 1 is strong and 5 is default. Specific risk-weights are assigned to each classification.

Tier 1 capital - a component of regulatory capital, comprising Common Equity Tier 1 and Additional Tier 1. Additional Tier 1 capital includes eligible non-common equity capital securities and any related share premium. Under Basel II, Tier 1 capital comprises Core Tier 1 capital plus other Tier 1 securities in issue, less certain regulatory deductions.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances less certain regulatory deductions.

Total loss absorbing capacity (TLAC) - a Financial Stability Board requirement for global systemically important banks to have a sufficient amount of specific types of liabilities which can be used to absorb losses and recapitalise a bank in resolution. The implementation of the TLAC requirements is being discussed within local regulators.

Unaudited - financial information that has not been subjected to the audit procedures undertaken by RBS's auditors to enable them to express an opinion on RBS's financial statements.

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

Index

Accounting
Accounting developments	282
Accounting policies	270
Critical accounting policies	279

Approval of accounts	265

Asset-backed securities	235

Audit Committee
Letter from the Chairman of the Group Audit Committee	55
Report of the Group Audit Committee	56

Auditors
Auditor’s remuneration	294
Independent Registered Public Accountants	262

Available-for-sale financial assets
Accounting policies	275
Notes on the consolidated accounts	297

Average balance sheet	370

Balance sheet
Business review	137
Consolidated	265

Board Risk Committee report
Letter from the Chairman of the Board Risk Committee	61
Report of the Board Risk Committee	62

Business divestments
Business review	94
Notes on the consolidated accounts	320

Capital adequacy
Capital ratios	163
Capital resources	151, 163, 164
Notes on the consolidated accounts	335

Capital Resolution	32, 101, 126, 352

Capital and risk management
Business risk	180
Capital management	154
Conduct and regulatory risk	182
Credit risk	190
Credit risk: balance sheet analysis	223
Liquidity and funding risk	169
Market risk	240
Operational risk	184
Pension risk	188
Reputational risk	181

Cash flow statement
Business review	139
Consolidated	269
Discontinued operations	321
Notes on the consolidated accounts	350, 351

Central functions/items	101,352

Chairman
Chairman’s statement	13
Letter from the Chairman	47

Chief Executive’s review	16

Commercial Banking	101, 116, 352

Commercial & Private Banking	27, 101, 352
Consolidated financial statements
Consolidated balance sheet	265
Consolidated cash flow statement	269
Consolidated income statement	264
Consolidated statement of changes in equity	266
Consolidated statement of comprehensive income	264
Notes on the consolidated accounts	284

Contingent liabilities and commitments	336

Corporate governance
Compliance report	90
Governance at a glance	34
Risk governance	155
The Board and its committees	43

Corporate & Institutional Banking	30, 101, 123, 352

Debt securities
Capital and risk management	233
Notes on the consolidated accounts	315

Deposits
Customer accounts	297
Deposits by banks	297

Derivatives
Capital and risk management	237
Notes on the consolidated accounts	313

Directors
Biographies	43
Interests in shares	83
Remuneration	72
Remuneration policy	74
Report of the directors	93
Service contracts and termination	76

Discontinued operations	320
Notes on the consolidated accounts

Disposal groups
Notes on the consolidated accounts	321

Index

Earnings per share
Additional information	368
Business review	103
Notes on the consolidated accounts	296

Employees
Headcount	286
Notes on the consolidated accounts	286
Report of the directors	94
Variable compensation	288

Financial instruments
Accounting policies	275
Critical accounting policies	281
Notes on the consolidated accounts	297

Financial Services Compensation Scheme	337

Financial summary	367

Forbearance	377

Forward-looking statements	2

Glossary of terms	431

Going concern
Report of the directors	96

Goodwill
Critical accounting policies	280
Notes on the consolidated accounts	317

Group Performance and Remuneration Committee
Directors’ remuneration report	72
Letter from the Chair of the Group Performance and Remuneration Committee	71

Impairment
Accounting policies	276
Business review	109
Critical accounting policies	281
Notes on the consolidated accounts	312

Income statement
Business review	103
Consolidated	263

Intangible assets
Accounting policies	273
Segmental analysis of goodwill	355
Notes on the consolidated accounts	317

Litigation, investigations and reviews	337

Loans and advances
Loans and advances to banks	297
Loans and advances to customers	297

Material contracts	381

Net interest income
Business review	104
Notes on the consolidated accounts	284

Non-Core	136, 354

Non-interest income
Business review	105
Notes on the consolidated accounts	284

Operating expenses
Business review	107
Notes on the consolidated accounts	285

Payment Protection Insurance
Notes on the consolidated accounts	322
Critical accounting policies	280

Pensions
Accounting policies	270
Critical accounting policies	279
Notes on the consolidated accounts	289
Pension risk	188, 400, 401

Personal & Business Banking	25, 101, 352

Post balance sheet events	358

Potential problem loans	376

Presentation of information	101

Principal risks and uncertainties
Risk factors	384

Private Banking	27, 101,119, 352

Provisions
Accounting policies	274
Additional information	373
Notes on the consolidated accounts	312, 322

RBS Capital Resolution (RCR)	32, 101, 126, 352

Related parties	358

Risk elements in lending
Additional information	376
Capital management	220

Risk-weighted assets	131, 167, 144, 168

Index

Segmental reporting
Business review	110
Description of business	101
Notes on the consolidated accounts	352

Services and Functions	101,352

Share-based payments
Accounting policies	279
Notes on the consolidated accounts	286

Share capital
Notes on the consolidated accounts	328

Shareholder information
Analysis of ordinary shareholders	414
Shareholder enquiries	413

Short-term borrowings	379
Statement of changes in equity
Consolidated	266

Statement of comprehensive income
Consolidated	264

Statement of directors’ responsibilities	99

Strategic report	5

Subordinated liabilities
Notes on the consolidated accounts	326

Sustainability
Letter from the Chairman of the Sustainable Banking Committee	68
Report of the Sustainable Banking Committee	69
Strategic Report	39

Tax
Accounting policies	275
Business review	109
Critical accounting policies	280
Notes on the consolidated accounts	295
Notes on the consolidated accounts - deferred tax	324

UK Personal & Business Banking	25, 101, 110, 352

Ulster Bank RoI	25, 101, 113, 352

Value-at-risk (VaR)	242

Variable compensation
Notes on the consolidated accounts	288

Important addresses

Important addresses

Shareholder enquiries

Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZZ

Telephone: +44 (0)370 702 0135

Facsimile: +44 (0)370 703 6009

Website: www.investorcentre.co.uk/contactus

ADR Depositary Bank

BNY Mellon Shareowner Services

PO Box 30170

College Station, TX 77842-3170

Telephone: +1 866 241 9317 (US callers)

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

440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited

Royal Bank House 71 Bath Street

St Helier Jersey Channel Islands JE4 8PJ

RBS Holdings N.V.

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO Box 12925

The Netherlands

Exhibit Index

Exhibit Number	Description
1.1(1)	Memorandum and Articles of Association of The Royal Bank of Scotland Group plc
2.1(2)	Form of Deposit agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder
2.2(3)	Form of American Depositary Receipt for ordinary shares of the par value of £1 each
2.3(4)	Letter dated May 12, 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts
2.4	Neither The Royal Bank of Scotland Group plc nor The Royal Bank of Scotland plc is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. Each of The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
4.1(5)	Service agreement for Ross McEwan, Group Chief Executive, dated September 2013
4.2(6)	Service Agreement for Ewen Stevenson, Chief Financial Officer, dated May 2014
4.3	Letter of Appointment for Howard Davies, Non-Executive Director and Chairman, dated February 27, 2015
4.4	Letter of Appointment for Michael Rogers, Non-Executive Director, dated January 2016
4.5(7)	Form of Deed of Indemnity for Directors
4.6	Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated January 26, 2016
4.7(8)	Acquisition and contingent capital agreement dated 26 November 2009 among The Royal Bank of Scotland Group plc and The Commissioners of Her Majesty’s Treasury
4.8(8,9)	State Aid Commitment Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.9(8,9)	State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.10(5,9)	Investment Agreement, dated September 27, 2013, among the Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc, National Westminster Bank plc, Williams & Glyn’s Limited, Lunar Investors LLP, Corsair IV-B FSCP AIV II Cayman, L.P., Corsair IV FSCP AIV II Cayman, L.P., Corsair Rainbow Investors L.P., Centerbridge Capital Partners SBS II (Cayman), L.P., Centerbridge Capital Partners II (Cayman), L.P.
4.11(5,9)	Amendment Agreement in relation to the Investment Agreement, dated October 20, 2013, among the parties to the Investment Agreement listed above at 4.10
4.12(5,9)	Revised State Aid Commitment Deed dated 9 April 2014 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.13(5,9)	Dividend Access Share Retirement Agreement, dated 9 April 2014 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.14(6)	Relationship Agreement, dated November 7, 2014 among Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
7.1	Explanation of ratio calculations
8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm
15.2	Letter from Deloitte LLP dated 24 March 2016

Notes:

(1)	Previously filed and incorporated by reference to Exhibit 1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (File No. 1-10306)
(2)	Previously filed and incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)
(3)	Previously filed and incorporated by reference to the prospectus filed pursuant to Rule 424(b)(3) (filed on 7 June 2012) relating to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)
(4)	Previously filed and incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306)
(5)	Previously filed and incorporated by reference to Exhibit 4.1, 4.11, 4.12, 4.13 and 4.14 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 (file No. 1-10306)
(6)	Previously filed and incorporated by reference to Exhibit 4.2, and 4.12, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (File No. 1-10306)
(7)

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

(8)	Previously filed and incorporated by reference to Exhibit 4.19, 4.24 and 4.25, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)
(9)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Ewen Stevenson

Ewen Stevenson

Chief Financial Officer

24 March 2016