Form 20-F
period 2016-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2017-03-27
CIK 844150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

American Depositary Shares Series F, H, L, S, and U each representing one Non-Cumulative Dollar Preference Share, Series F, H, L, S, and U respectively

Dollar Perpetual Regulatory Tier 1 Securities

Floating Rate Senior Notes due 2017

1.875% Senior Notes due 2017

4.70% Subordinated Notes due 2018

5.625% Senior Notes due 2020

6.125% Senior Notes due 2021

6.125% Subordinated Tier 2 Notes due 2022

6.000% Subordinated Tier 2 Notes due 2023

6.100% Subordinated Tier 2 Notes due 2023

5.125% Subordinated Tier 2 Notes due 2024

Leveraged CPI Linked Securities due January 13, 2020

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

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2021

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025

Irish Stock Exchange Irish Stock Exchange Irish Stock Exchange

____________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)

Ordinary shares of £1 each

11% cumulative preference shares

5½% cumulative preference shares

Non-cumulative dollar preference shares, Series F, H, L and S to U

Non-cumulative convertible dollar preference shares, Series 1

Non-cumulative euro preference shares, Series 1 to 3

Non-cumulative convertible sterling preference shares, Series 1

Non-cumulative sterling preference shares, Series 1

11,823,163,184 500,000 400,000 72,430,109 64,772 2,044,418 14,866 54,442

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

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information Selected financial data Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	174, 216-217, 378-384, 492-504 Not applicable Not applicable 44-46, 509-578
4	Information on the Company History and development of the Company Business overview Organisational structure Property, plant and equipment	3, 156-165, 387-388, 440-441, 458, 597, 627-628 3-58, 156, 172-173, 175, 238, 242-245, 481, 582-583 3, 156, 242-245, Exhibit 8. 39, 387-388, 440-441, 579
4a	Unresolved Staff Comments	Not applicable
5

Operating and Financial Review and Prospects

Operating results

Liquidity and capital resources

Research and development, patents, licences etc

Trend information

Off-balance sheet arrangements

Contractual obligations *

5-23, 47-49, 50-52, 54-55, 56, 174-217, 349-374 402-406, 475 213-217, 242-254, 255-269, 380, 384, 435-438, 447-448 Not applicable 5-23, 37-38, 39-40, 173 286-287, 455-456, 458-474 264-267, 454, 458
6	Directors, Senior Management and Employees Directors and senior management Compensation Board practices Employees Share ownership	57, 59-65, 167-169 102-149, 404-411, 482 57-58, 59-100, 167-169 32-34, 147-149, 160, 405 124-133, 143, 373, 406
7	Major Shareholders and Related Party Transactions * Major shareholders * Related party transactions * Interests of experts and counsel *	168-169, 483, 505-507, 579 482-483 Not applicable
8	Financial Information Consolidated statements and other financial information Significant changes	174-217, 376-490, 492-493 3, 168-169, 483
9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders * Dilution * Expenses of the issue	449-453, 589-590 Not applicable 154-155, 587-590 Not applicable Not applicable Not applicable
10

Additional information

Share capital

Memorandum and articles of association

Material contracts

Exchange controls

Taxation

Dividends and paying agents

Statement of experts

Documents on display

Subsidiary information

Not applicable 597-609 505-507 596 591-594 Not applicable Not applicable 609 Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	220-229, 286-374, 415-435, 494-504
12	Description of Securities other than Equity Securities	507-508

Item	Item Caption	Pages
PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	13-1, 80, 85, 150-151, 152-153, Exhibits 12.1, 12.2
16	[Reserved]
16a	Audit Committee financial expert	81
16b	Code of ethics	40, 164-165, 579
16c	Principal Accountant Fees and services	68, 79-80, 412
16d	Exemptions from the Listing Standards	Not applicable
16e	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16f	Change in Registrant’s Certifying Accountant	Not applicable
16g	Corporate Governance	57-58, 66-67, 139
16h	Mine Safety Disclosure	Not applicable

PART III
17	Financial Statements	Not applicable
18	Financial Statements	375-490
19	Exhibits	629-630

Strategic Report		Detailed information
Forward–looking statements 2016 performance	1	Governance	59
Presentation of information	3	Business review	171
Recent developments	4	Capital and risk management	218
2016 Performance	5	Financial statements	375
Segmental income statement reconciliations	6	Additional information	491
Chairman’s statement	7	Risk factors	509
Chief Executive’s review	11	Shareholder information	584
2016 performance summary	14	Abbreviations and acronyms	610
Business model and strategy	22	Glossary of terms	612
Our strategy	22	Index	621
Our structure	24	Important addresses	627
Our brands	27
Building a more sustainable bank	29
Our approach	31
Our values	31
Our colleagues	32
Our customers	35
Our operating environment	36
Key influences in our operating environment	36
Key economic indicators	42
Risk overview	44
Business review	47
Personal & Business Banking	47
Commercial & Private Banking	50
NatWest Markets	54
Capital Resolution	56
Governance at a glance	57

Forward looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBS’s transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of the Group’s residual EU State Aid obligations; the continuation of RBS’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; RBS’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors set as set out on pages 509 to 578 and other uncertainties discussed in this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the EU Referendum; RBS’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBS’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring-fencing regime and related costs; RBS’s ability to successfully implement the various initiatives that are comprised in its transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBS will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the exposure of RBS to cyber-attacks and its ability to defend against such attacks; RBS’s ability to achieve its capital and leverage requirements or targets which will depend in part on RBS’s success in reducing the size of its business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBS’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS, RBS entities or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring initiatives being concurrently implemented; the potential negative impact on RBS’s business of global economic and financial market conditions and other global risks; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates as well as divergences in regulatory requirements in the jurisdictions in which RBS operates; the risks relating to RBS’s IT systems or a failure to protect itself and its customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; RBS’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements or adversely impact its capital position; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

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

Non-GAAP financial information

RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (‘GAAP’). This document contains a number of non-GAAP (or non-IFRS) financial measures. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

The non-GAAP measures used in this document generally exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures are used internally by management, in conjunction with IFRS financial measures, to measure performance and make decisions regarding the future direction of the business. Management believes these non-GAAP measures, when provided in combination with reported IFRS results, provide helpful supplementary information for investors. These adjusted measures, derived from the reported results are non-IFRS financial measures but are not a substitute to IFRS reported measures.

The main non-GAAP measures used in this document include:

•         ‘Adjusted’ measures of financial performance, principally operating profit, operating expenses, total income and other performance measures before: own credit adjustments; gain or loss on redemption of own debt; strategic disposals, restructuring costs, litigation and conduct costs and write down of goodwill. RFS Holdings minority interest (RFS MI) was shown separately for 2014 only;

•         Certain performance ratios based on the adjusted performance measures described above, including the adjusted cost:income ratio (calculated using  adjusted operating income and costs), adjusted return on equity ratio (calculated using adjusted operating profit) and the 2016 cost saving progress and targets (calculated using operating expenses excluding litigation and conduct costs, restructuring costs, write down of goodwill, the impairment of other intangible assets, the operating costs of Williams & Glyn and the VAT recovery);

•         Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI) and ‘core bank’ results combining PBB, CPB and NatWest Markets results which are presented to provide investors with a summary of the Group’s business performance (see page 172 for further business descriptions); and

Reconciliations of these non-GAAP measures to the closest equivalent GAAP measure are presented throughout this document and in the 2016 performance on page 6.

Key operating indicators

This document includes a number of operational metrics which management believes may be helpful to investors in understanding the Group’s business, including the Groups position against its own targets. These metrics include performance, funding and credit metrics such as ‘return on tangible equity’ and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets) and net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio, loan:deposit ratio and REIL/impairment provision ratios. These are internal metrics used to measure business performance.

Capital and liquidity measures

Certain liquidity and capital measures and ratios are presented in this document as management believes they are helpful for investors’ understanding of the liquidity and capital profile of the business and the Group’s position against its own targets and applicable regulatory requirements. Some of these measures are used by management for risk management purposes and may not yet required to be disclosed by a government, governmental authority or self-regulatory organisation. As a result, the basis of calculation of these measures may not be the same as that used by the Group’s peers. These capital and liquidity measures and ratios include: the liquidity coverage ratio, stressed outflow coverage and net stable funding ratio.

Transfers

The year on year comparison of the Commercial Banking results is affected by a number of internal business transfers which took place in 2015 and 2016. In line with changes to the business model, the UK and Western European corporate loan portfolios were transferred to Commercial Banking in Q2 2015 and Q4 2015. Ulster Bank NI transferred Q1 2016 and a transfer of clients to Retail Q2 2016. The prior period financials were not restated.

Presentation of information

Recent developments

Board Appointment

RBS announced on 24 February 2017 that Mark Seligman has been appointed as a Non-executive Director with effect from 1 April 2017.

Payment Protection Insurance (PPI)

On 2 March 2017, the FCA published Policy Statement 17/3 containing its final rules and guidance on PPI complaint handling.  The Policy Statement made clear the FCA’s intention to implement a two year PPI complaints deadline with effect from 29 August 2017, bringing an end to new PPI complaints in August 2019.  New rules for the handling of Plevin complaints will also come into force on 29 August 2017. The proposals in the Policy Statement are largely as previously anticipated and RBS does not currently consider that an additional provision will be required.

London Interbank Offered Rate (LIBOR)

As previously disclosed, certain members of the Group have been named as defendants in US class actions relating to alleged manipulation of various interest rate benchmarks, each of which is pending in the United States District Court for the Southern District of New York. On 10 March 2017, the court in the action relating primarily to over-the-counter derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR dismissed the case on the ground that the plaintiffs lack standing. The dismissal by the court may be subject to appeal.

Claim by the US Federal Deposit Insurance Corporation

On 10 March 2017, the US Federal Deposit Insurance Corporation, on behalf of 39 failed US banks, issued a claim in the High Court of Justice of England and Wales against RBS, other LIBOR panel banks and the British Bankers’ Association, alleging collusion with respect to the setting of USD LIBOR. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.

Regulator requests concerning certain historic Russian transactions

Recent media coverage has highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including 17 UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme.

In common with other banks, in March 2017 RBS received a request for information from the FCA in relation to this matter. RBS has also received similar requests from regulators in other jurisdictions. RBS has responded to the FCA and is in the course of responding to the requests from other regulators.

2016 performance

RBS reported an operating loss before tax of £4,082 million for 2016 and an attributable loss(1)  of £6,955 million, which included litigation and conduct costs of £5,868 million, restructuring costs of £2,106 million, the final Dividend Access Share (DAS) dividend of £1,193 million and Capital Resolution disposal losses and impairments of £825 million. Restructuring costs included a £750 million provision in respect of the 17 February 2017 update on RBS’s remaining State Aid obligation regarding Williams & Glyn.

Across our Personal & Business Banking (PBB), (which includes the reportable segments UK PBB and Ulster Bank RoI Commercial & Private Banking (CPB) which includes the reportable segments Commercial Banking, Private Banking and RBSI and NatWest Markets (NWM) franchises), (together the ‘core bank’), RBS reported a £602 million, or 41%, increase in operating profit before tax to £2,058 million in 2016. Adjusted operating profit before tax increased by £163 million, or 4%, to £4,249 million for 2016 (refer to segmental income statement reconciliations on page 6)

In 2016 RBS delivered against all of its operating financial targets; PBB and CPB had combined income growth of 3%. PBB and CPB had combined adjusted income growth of 2%, (including transfers of £98 million in 2015) underpinned by 10% net lending growth, expenses have been reduced by around £1 billion for the third year in succession as the bank continues to focus on digital channels and on simplification of its processes, and Capital Resolution RWAs have reduced by a further £14.5 billion, or 30%, to £34.5 billion, with 80% of RWAs now relating to PBB, CPB and NatWest Markets compared with 72% at the end of 2015(refer to segmental income statement reconciliations on page 6).  RBS is committed to achieving its sub 50% cost:income ratio and 12% return on tangible equity targets by 2020.

Common Equity Tier 1 ratio of 13.4% reduced by 210 basis points during 2016, but remains ahead of our target despite recognising significant charges relating to remaining legacy issues.

Our 2016 performance at a glance

(£4,082m) Operating loss before tax (3)	129% Cost:income ratio - statutory (4)	£2,058m PBB,CPB & NatWest Markets operating profit before tax
(£6,955m) Loss attributable to ordinary shareholders	66% Cost:income ratio – adjusted (3)	£4,249m PBB,CPB & NatWest Markets adjusted operating profit before tax(2,4)
£228.2bn Risk-weighted assets	2.18% Net interest margin	123% Liquidity coverage ratio (5)
13.4% Common Equity Tier 1 ratio (6)	(17.9%) Return on tangible equity (7,8)	£33.7bn Gross new mortgage lending across England, Wales and Scotland (9)
75% Employee engagement score	£1.32bn Total tax paid to the UK Government (10)

Notes:

(1) Attributable to ordinary shareholders.

(2) Personal & Business Banking consists of the reportable segments UK PBB and Ulster Bank RoI, and Commercial & Private Banking consists of the reportable segments Commercial Banking, Private Banking and RBSI.

(3) Adjusted operating profit before tax means operating profit before tax  excluding own credit adjustments (2016 - £180 million; 2015 - £309 million), loss on redemption of own debt  (2016 - £126 million; 2015 - £263 million), strategic disposals (2016 - £164 million gain; 2015 - £157 million loss), restructuring costs (£2,106 million; 2015 – £2,931 million), litigation and conduct costs (2016 - £5,868 million; 2015 – £3,568 million) and write down of goodwill (2016 – nil; 2015 – £498 million).

(4) Adjusted cost:income ratio means cost;income ratio excluding own credit adjustments (2016 - £180 million; 2015 - £309 million), loss on redemption of own debt  (2016 - £126 million; 2015 - £263 million), strategic disposals (2016 - £164 million gain; 2015 - £157 million loss), restructuring costs (2016 - £2,106 million; 2015 – £2,931 million), litigation and conduct costs (2016 - £5,868 million; 2015 – £3,568 million) and write down of goodwill (2016 – nil; 2015 – £498 million).

(5) On 1 October 2015 the LCR became the Prudential Regulation Authority’s (PRA) primary regulatory liquidity standard; UK banks are required to meet a minimum standard of 80% initially, rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretation of the EU LCR Delegated Act, which may change over time and may not be fully comparable with that of other institutions.

(6) Based on end-point Capital Requirements Regulation (CRR) Tier 1 capital and leverage exposure under the CRR Delegated Act.

(7) Tangible equity is equity attributable to ordinary shareholders less tangible assets.

(8)  RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.(2) Excluding own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals, restructuring costs, litigation and conduct costs and write down of goodwill.

(9) Gross new mortgage lending in UK PBB, Ulster Bank RoI and RBS International (RBSI).

(10) Comprises ￡174 million corporate tax, ￡660 million irrecoverable VAT, ￡208 million bank levies and ￡279 million employer payroll taxes.

Segmental income statement reconciliations

	PBB		CPB
		Ulster							Central
	UK	Bank	Commercial	Private			Capital		items &	Total
2016	PBB	RoI	Banking	Banking	RBSI	NWM	resolution	W&G	Other	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total income - statutory	5,290	576	3,415	657	374	1,574	(362)	837	229	12,590
Own credit adjustments	—	(3)	—	—	—	(53)	(134)	—	10	(180)
Loss on redemption of own debt	—	—	—	—	—	—	—	—	126	126
Strategic disposals	—	—	—	—	—	—	81	—	(245)	(164)

Total income - adjusted	5,290	573	3,415	657	374	1,521	(415)	837	120	12,372

Operating expenses - statutory	(3,826)	(669)	(2,467)	(549)	(174)	(1,960)	(4,255)	(450)	(1,844)	(16,194)
Restructuring costs - direct	51	38	25	7	2	19	56	57	1,851	2,106
- indirect	136	2	83	30	3	93	22	—	(369)	—
Litigation and conduct costs	634	172	423	1	—	528	3,413	—	697	5,868

Operating expenses - adjusted	(3,005)	(457)	(1,936)	(511)	(169)	(1,320)	(764)	(393)	335	(8,220)
Impairment (losses)/releases	(83)	113	(206)	3	(10)	—	(253)	(42)	—	(478)
Operating profit/(loss) - statutory	1,381	20	742	111	190	(386)	(4,870)	345	(1,615)	(4,082)
Operating profit/(loss) - adjusted	2,202	229	1,273	149	195	201	(1,432)	402	455	3,674

Additional information
Return on equity (1)	16.2%	0.7%	4.1%	5.6%	13.8%	(6.6%)	nm	nm	nm	(17.9%)
Return on equity - adjusted (1,2)	26.8%	8.4%	8.4%	7.8%	14.2%	1.1%	nm	nm	nm	1.6%
Cost income ratio	72%	116%	72%	84%	47%	125%	nm	54%	nm	129%
Cost income ratio - adjusted (2)	57%	80%	57%	78%	45%	87%	nm	47%	nm	66%

2015
Total income - statutory	5,200	550	3,254	644	367	1,527	539	833	9	12,923
Own credit adjustments	—	—	—	—	—	(120)	(175)	—	(14)	(309)
Loss on redemption of own debt	—	—	—	—	—	—	—	—	263	263
Strategic disposals	—	—	—	—	—	—	38	—	119	157

Total income - adjusted	5,200	550	3,254	644	367	1,407	402	833	377	13,034
Operating expenses - statutory	(4,177)	(429)	(1,921)	(1,101)	(160)	(2,369)	(4,951)	(387)	(858)	(16,353)
Restructuring costs - direct	38	12	52	7	—	44	380	28	2,370	2,931
- indirect	129	3	17	66	4	480	927	—	(1,626)	—
Litigation and conduct costs	972	(13)	51	12	—	378	2,105	—	63	3,568
Write down of goodwill	—	—	—	498	—	—	—	—	—	498

Operating expenses - adjusted	(3,038)	(427)	(1,801)	(518)	(156)	(1,467)	(1,539)	(359)	(51)	(9,356)
Impairment releases/(losses)	7	141	(69)	(13)	—	5	725	(15)	(54)	727
Operating profit/(loss) - statutory	1,030	262	1,264	(470)	207	(837)	(3,687)	431	(903)	(2,703)
Operating profit/(loss) - adjusted	2,169	264	1,384	113	211	(55)	(412)	459	272	4,405

Additional information
Return on equity (1)	11.7%	10.6%	9.8%	(27.7%)	18.5%	(11.1%)	nm	nm	nm	(4.7%)
Return on equity - adjusted (1,2)	26.2%	10.6%	10.9%	4.9%	18.9%	(2.0%)	nm	nm	nm	11.0%
Cost income ratio	80%	78%	59%	171%	44%	155%	nm	46%	nm	127%
Cost income ratio - adjusted (2)	58%	78%	55%	80%	43%	104%	nm	43%	nm	72%

2014
Total income - statutory	5,444	604	3,305	689	391	1,931	1,792	852	142	15,150
Own credit adjustments	—	—	—	—	—	9	36	—	101	146
Gain on redemption of own debt	—	—	—	—	—	—	—	—	(20)	(20)
Strategic disposals	—	—	—	—	—	—	—	—	(191)	(191)

Total income - adjusted	5,444	604	3,305	689	391	1,940	1,828	852	32	15,085
Operating expenses - statutory	(4,157)	(421)	(1,964)	(595)	(160)	(2,650)	(2,497)	(330)	(1,085)	(13,859)
Restructuring costs - direct	10	(8)	41	1	2	13	80	—	1,015	1,154
- indirect	101	21	67	—	5	89	105	—	(388)	—
Litigation and conduct costs	918	(19)	112	90	—	832	162	—	99	2,194
Write down of goodwill	—	—	—	—	—	—	130	—	—	130

Operating expenses - adjusted	(3,128)	(427)	(1,744)	(504)	(153)	(1,716)	(2,020)	(330)	(359)	(10,381)
Impairment (losses)/releases	(154)	306	(85)	5	7	9	1,307	(55)	12	1,352
Operating profit/(loss) - statutory	1,133	489	1,256	99	238	(710)	602	467	(931)	2,643
Operating profit/(loss) - adjusted	2,162	483	1,476	190	245	233	1,115	467	(315)	6,056

Additional information
Return on equity (1)	11.9%	18.6%	10.2%	4.1%	24.2%	(7.9%)	nm	nm	nm	(8.2%)
Return on equity - adjusted (1,2)	23.7%	18.4%	12.2%	9.1%	24.9%	1.3%	nm	nm	nm	(1.5%)
Cost income ratio	76%	70%	59%	86%	41%	137%	nm	39%	nm	91%
Cost income ratio - adjusted (2)	57%	71%	53%	73%	39%	88%	nm	39%	nm	69%

Notes:

(1)          RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)          Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals, restructuring costs, litigation and conduct costs and write down of goodwill.

Chairman’s statement

Howard Davies

Chairman

2016 was another difficult year for RBS shareholders, even though there is good progress to report on our strategy to rebuild a strong bank focused primarily on retail and commercial customers in the UK and Ireland.

The core bank(1) performed strongly, and adjusted operating profits were up by around 4%(2), in a year of political and economic uncertainty. That progress reflects growth in our market share in the mortgage market and a resumption of growth in business lending, after many years of decline. It shows, too, that the strong focus on reducing costs is beginning to pay off.

Nonetheless the attributable loss(3), at around £7 billion, was more than three times as large as in 2015. It is hard to present that as a positive outcome for shareholders, though in fact it does reflect the impact of stronger efforts to resolve the bank’s legacy problems. We settled a number of regulatory and legal actions and made a large provision for future costs, we retired the Dividend Access Share and made a large number of disposals of legacy assets. Restructuring costs were also large in the year. As a result, the bank is better placed than it was a year ago, though there are still some sizeable legacy problems to resolve. The Board and I are determined to press ahead with resolution of those issues and to continue with the strategy Ross McEwan first outlined in 2014. We are confident that we have the right management team in place to deliver effectively in both areas.

The Economic and Regulatory Environment

The UK economy grew by around 2% in 2016, a little less rapidly than in 2015, but still at a healthy rate in what is now a mature recovery. Unemployment remained low inflation stayed well below the Bank of England’s target rate and house prices rose, on average, by around 5%, though the regional variations were wide. These might, overall, seem to be benign conditions for banks, but the low interest rate environment, and especially a relatively flat yield curve, are challenges to profitability. Some central banks are charging negative interest rates, and while the Bank of England has not followed them, the base rate was reduced from 0.5% to 0.25% in August, after the referendum on European Union (EU) membership. This lower interest rate environment puts further pressure on banks to control their costs.

The vote to leave the EU was widely expected to have a negative impact on the economy. So far, we have seen a significant fall in sterling, but consumer spending has remained robust, and growth has continued. Of course the UK has not yet left the EU, and we do not know the terms of our departure, so the long-term impact remains impossible to predict. The short-term effect on banks was felt primarily through the reduction in interest rates.

There has been much debate about the impact on the City, and on UK financial services in general, if, as now seems likely, we also leave the single market. As I write, the Article 50 negotiations have not yet begun, so it is idle to speculate. RBS as a primarily UK bank will be less affected than most, but we own Ulster Bank in Ireland and have modest presences in major EU corporate markets. We will take steps to protect those assets as the regulatory environment becomes clearer.

Our prime focus through this uncertain period has been, and will continue to be, to provide high quality banking services to our customers and to help them to understand the implications of change for their businesses and their families.

Chairman’s statement

The regulatory environment continues to be challenging for banks. The Basel Committee is discussing a new set of proposals which could have the effect of increasing capital requirements materially, though no agreement has yet been reached. In the UK, the Bank of England stress tests are built on very rigorous assumptions about growth and asset prices. RBS failed its stress test in 2016, primarily on the basis of assumptions reflecting the uncertainty of future conduct costs, especially from legacy problems in the US. We agreed measures to strengthen our balance sheet as a result, which are already underway.

UK banks are also now heavily engaged in preparations for the implementation of ring-fencing, as required by the legislation implementing the recommendation of the Independent Commission on Banking. We are implementing our own plans and expect to meet the statutory deadline of 1 January 2019.

Strategy

Set against that backdrop our strategy remains consistent. The aim is to make RBS a simpler bank focused on doing fewer things, built around a low risk UK and Irish retail and commercial bank and markets business; a safer bank with a long-term target of a CET1 ratio of at least 13%; and a customer- focused bank that is easier to do business with. Our aspiration remains to be the best UK bank for customer service, trust and advocacy by 2020. We will retain a smaller markets business, which complements our strong domestic franchises. The Board are confident that this is the right path to follow and that the bank will deliver good returns for shareholders when its legacy problems have been resolved.

In early 2016 we renewed our long- term targets of 50% for the cost to income ratio and 12% for return on tangible equity. Given expected slower economic growth over the medium- term, we now think we will achieve those objectives in 2020, a year later than previously communicated. That change aligns the timing of our financial targets with our customer service ambitions. It is not yet possible to give a reliable forecast of when the bank will be able to restore a dividend.

Conduct, litigation and legacy issues

As I have said, during the year we made good progress in dealing with a number of legacy issues that have been clouding our performance and shareholder investment case.

We were able to remove one of the main barriers to paying a dividend by paying the final £1.2 billion to retire the Dividend Access Share.

In January 2016, the Board took the decision to make an accelerated £4.2 billion payment to our main pension scheme. Taking this action reduced the scheme deficit considerably and helped provide certainty on our capital management of the pension scheme for both members and regulators. The next valuation is scheduled for 2018.

We also resolved a number of litigation cases relating to foreign exchange and interest rate fixing allegations.  These settlements were costly reminders of past behaviours that have no place in the industry or the bank we are building.

The treatment of some of our small business customers has been under scrutiny. Although the Financial Conduct Authority (FCA) review into the historical operation of our former Global Restructuring Group (GRG) continues, I am pleased that with the endorsement of the FCA we were able to announce a new complaints process, led by Sir William Blackburne, a retired High Court judge, alongside an automatic refund for some of the complex fees charged to customers who were in GRG between 2008 - 2013. While we have acknowledged we did not treat all these troubled business customers as well as we should have done, we do not accept that the bank artificially distressed otherwise viable SME businesses or deliberately caused them to fail. The FCA’s skilled person and our independent investigators have also found no evidence that the bank either inappropriately targeted businesses to transfer them into GRG or drove them to insolvency.

Another legacy problem on the way to resolution is the shareholder litigation related to the 2008 rights issue. We announced in December that we made an offer to affected shareholders to resolve that litigation and four out of five groups involved have already accepted it.

Following the Government’s injection of capital into the bank in 2008, RBS undertook to carry out five major divestments as part of the State Aid commitments agreed with the European Commission (EC). Four have been successfully implemented. The fifth entailed a divestment of assets to enhance competition in the UK’s SME banking market. The bank identified a collection of branches and customer relationships, identified as a new bank to be known as Williams & Glyn.

Chairman’s statement

Implementing that divestment has proved extremely difficult, partly for technological reasons. In addition, the lower interest rate environment threatened the viability of the new bank.

In the light of these changed circumstances, on 17 February this year, the EC and HM Treasury announced a consultation on a plan, intended to promote competition in different ways, which can be implemented more easily and rapidly. The plan is not yet firm, but we have prudently provided for its cost to the bank in our accounts. We are grateful to the EC for its willingness to consider alternative means to the same end. If carried through, they will relieve the bank of a major operational burden which has constrained our ability to upgrade and enhance our IT systems in the interests of our customers.

But there are other issues from the past which remain to be resolved, and where it has been frustratingly difficult to make progress. By a distance the most financially significant relates  to the bank’s participation in the US subprime mortgage market in the run up to the financial crisis, and especially in 2007. The Massachusetts Attorney General’s Office has been investigating the circumstances of some of the transactions for some years, and we have been in parallel discussions with the Federal Housing Finance Agency. Shareholders will be aware that a number of other banks, both US and European, have settled their claims over the past year, but RBS remains under investigation and as we have said, faces potential criminal and civil action. At this point we cannot say when the issues will be resolved, as the timing is out of our hands.

Remuneration

While RBS continues to report losses it is vital that the bank remains disciplined in its approach to remuneration. On the other hand, we need to fairly reward our colleagues who work with customers from day to  day and who bear no responsibility for the decisions which led to those losses, and it is important for the long-term value of shareholders’ investment in the company that we attract and retain well-qualified and motivated people.  We believe the decisions we have made this year, on the bonus pool (which has been further reduced) and on the proposed new long-term incentive scheme, strike that balance appropriately. They are more fully explained in the 2016 Remuneration report.

Supporting our communities

We refreshed our main customer facing brands during the year, with a new advertising campaign, emphasising their contribution to the communities in which they operate. In England our principal brand is NatWest, in Ireland it is Ulster Bank, and of course in Scotland it is The Royal Bank of Scotland, which has been providing banking services to the country since 1727. We also have a vital role to play in these communities that goes beyond traditional banking activity. Our support of small businesses continues to strengthen through our partnership with Entrepreneurial Spark. In 2016 we opened a further six accelerator hubs. These accelerator hubs, which are based in our buildings, provide start- ups with free office space, mentoring and access to our networks. Over 7,000 entrepreneurs will be supported in this way over five years, helping  to grow the economy and create thousands of jobs.

Our financial education programme, MoneySense, continues to deliver vital skills to young people that will help them be more financially aware in later life. This year we have helped over 300,000 young people in the UK.

In 2016 we also celebrated our 40th anniversary of supporting The Prince’s Trust. To mark this milestone, we raised over £470,000 in just five days, with 566 colleagues cycling across the country in fundraising efforts.

This year, we have taken the first step towards combining our 2016 Sustainability and Strategic reports, bringing together in one place our financial and non financial performance to demonstrate how we are building a more sustainable bank to deliver long term value to all our stakeholders.

Stakeholder Engagement

We welcomed the opportunity to participate in the Department for Business, Energy and Industrial Strategy’s (BEIS) Green Paper consultation on Corporate Governance Reform. The chapter on strengthening the employee, customer and wider stakeholder voice was of particular interest. This is a cause that we care about. As noted in our response to BEIS, we are looking at ways of improving and building upon our existing arrangements in order to promote the stakeholder voice at board level. We are supportive of the proposal to increase wide stakeholder engagement, including via a panel arrangement. As an organisation, we have maintained active engagement with stakeholders over several years through our Sustainable Banking Committee which, since 2011, has regularly met with external stakeholders and asks them to challenge the most senior decision makers in RBS. We see increased formal engagement as the natural evolution of that committee’s work.

Chairman’s statement

Board changes

Frank Dangeard is the one new face around the boardroom table since last year. He joined the Board in May 2016 and brings a wealth of experience from a number of senior  roles and directorships across a range of technology and financial services companies. This knowledge is vital as the bank adapts to increasing customer use of digital channels, and to the need for ever heightened awareness of the risk of cyber attacks.

Conclusion

I am uncomfortably aware that the reconstruction and rehabilitation of RBS has taken longer than expected, and is still not complete. We can now see clearly the shape of a profitable bank which serves its customers and communities well. There is still a road to travel before we reach that destination, and of course the competitive environment for banks continues to evolve. I assure you that the Board and management are single-mindedly focused on delivering value for our shareholders, and are grateful for your patience as we proceed.

Notes:

(1) The core bank consists of the reportable segments UK PBB, Ulster Bank RoI, Commercial Banking, Private Banking, RBSI and NatWest Markets.

(2) Adjusted operating profit before tax - UK PBB up by £33 million, 2%, to £2,202 million, Ulster Bank RoI down by £35 million, 13%, to £229 million, Commercial Banking down by  £111 million, 8%, to £1,273 million, Private Banking up £36 million, 32%, to £149 million, RBSI down by £16 million, 8%, to £195 million and NatWest Markets up by £256 million to £201 million. See page 6 for segmental income statement reconciliations.

(3) Attributable to ordinary shareholders.

Chief Executive’s review

Ross McEwan

Chief Executive

In 2016 RBS made an attributable loss(1) of £7.0 billion, mostly reflecting charges for outstanding litigation and conduct, and costs associated with restructuring of the bank. The financial impact of these issues is a difficult but necessary step in working through the bank’s legacy issues. These costs are a stark reminder of what happens to a bank when things go wrong and you lose focus on the customer, as this bank did before the financial crisis. The more progress we have made on clearing these past issues, enables us to sharpen our focus on the core bank.

Our service level and product improvements are already delivering benefits for both customers and the core bank. In 2017 our focus will turn to going even further on reducing costs and faster on digital transformation in order to deliver a more simple, safe and customer-focused bank.

The bank we were

I joined RBS because I could see that underneath all the troubles it faced, there was a strong bank, with excellent brands and great colleagues, doing outstanding things for customers each day. This underlying strength is still evident today.

In 2014 I announced a three phase strategy. We are moving to the final phase of this, after delivering much during the first two phases, which were about building a platform of strength and stripping away unnecessary complexity. Our CET1 ratio has now materially improved to 13.4% from 8.6% at the start of 2014. We have thoroughly reshaped our investment banking business, now rebranded NatWest Markets. We have sold Citizens in the US, completing the largest bank IPO in US history in the process, and also sold our international private banking business. We have ended active operations in 26 countries, decommissioned 30% of our IT systems and applications, and almost halved the number of legal entities. We have also completed the run-down or sale of over three quarters of Capital Resolution legacy and non-core assets. We have reduced our cost base by over £3 billion, exceeding our target for the third consecutive year, with an operating cost reduction of £985 million(2).

The past is not completely behind us, with our dealings on Residential Mortgage Backed Securities (RMBS) and Williams & Glyn, our residual European Commission State Aid obligations, two significant issues that we still need to resolve. The  recent proposal by HM Treasury on an alternative way to increase competition to allow us to meet our State Aid commitments would deliver an outcome more quickly, and with more certainty than undertaking a complex sale. We have been able to provide for both of these in our accounts, though there may still be substantial additional provisions on RMBS.

The bank we are today

We are now in a much better position to focus on our long term aspiration – to transform the bank into the number one for customer service, trust, and advocacy. While the signs of this transformation have at times been masked by our wider organisational changes, the core bank(3) has already evolved materially since 2014.  Our decision to refocus on the UK has seen our balance sheet shrink by £229 billon since the start of our plan. This is net of the continued growth in our Personal and Business  Banking and Commercial and Private Banking franchises(4). We are seeing the benefits of our service-led  strategy in the financial performance of the core bank, generating £4.2 billion in adjusted pre-tax operating profit(5) for the year, an average of £1 billion per quarter for the last eight quarters and 4% up on 2015.

Chief Executive’s review

While Q4 was down from the levels seen earlier this year, our Net Promoter Scores for Commercial and NatWest Personal in 2016 were the highest they have ever been.  With £30 billion of gross new mortgage lending in UK PBB, we helped 320,000 customers with their mortgage in 2016, growing our market share for the fourth consecutive year without leading on price or risk.  We are the largest commercial bank in the UK, and are ranked joint number one by Net Promoter Score. Our ability to generate value here is shown by the scale of support we have provided to the economy in the past year,  with  almost £9 billion of new net commercial lending.

The bank we are becoming

We still have more work to do. In part, that means finishing the restructuring of RBS, resolving the remaining legacy issues, and preparing the bank for ring-fencing. In the main, however, it is about adapting to the changing nature of the UK and Irish banking sectors, and investing to meet our customers’ evolving needs.

Digital innovation means customers are doing more of their transactions online. We interact with our customers over 20 times more through digital channels than physical ones. 35% of all new products were taken out digitally in UK PBB, and this is rising steadily. A fifth of our customers now solely use mobile and digital to interact with us. As customers change the way they bank with us, we must change the way we serve them. This means continuing to simplify for our customers, and accelerating our deployment of  digital and mobile capabilities. The role of the branch is fast moving to an advice and service centre, away from transactions. While the branch will still be a core part of our offering to customers, inevitably some branches will have to close.

We’re working to blur the line between traditional and digital banking channels. We are investing in a video sales and service proposition that will connect customers, no matter where they are, to the right specialist. This shift isn’t only in personal banking. We are aiming to service 95% of our commercial customers’ needs through mobile and online by 2020, up from nearly 80% today, by introducing a new digital banking service that will greatly improve experience. We’re also responding to customer preferences for more innovative lending platforms and products.

We are investing heavily in technology in our NatWest Markets business. Hundreds of separate product databases will be replaced with a single, scalable platform, which will help reduce costs significantly and dramatically increase the speed at which we can deploy new capabilities for our customers. We are also introducing a single dealer platform, an electronic front door, through which we can provide FX and Rates solutions to our clients. These are the kind of changes that will lower costs while protecting revenue and delivering even better customer service at the same time.

We are committed to running the bank as a more sustainable and responsible business, serving today’s customers in a way that also helps future generations, generating long term value for all of our stakeholders and society. In 2016, we improved on our position in a number of rankings, including achieving our highest ever score in the Dow Jones Sustainability Index. We continued with our commitment to manage our impacts on climate change and support our customers to move towards the transition to a low-carbon economy. We continue to support financial education and our goal is to help a further one million more young people understand all about money by the end of 2018.

Our commitment to sustainability is also evident in our annual results, where we have replaced our annual Sustainability Report with a more integrated approach. You will see a number of new elements in the Strategic Report that explain the key influences on our operating environment, and some of the impact we have had over the past year. This is an important step towards fully integrated reporting over the coming years.

Delivering our strategy

The decision last summer by UK voters to leave the EU will have wide-reaching consequences. In light of this, we reviewed our plan to ensure that it remained valid in a changed macro and political environment. Following that review, I want to re-iterate our commitment to the strategy we have been pursuing since I became CEO – we firmly believe that our aspiration to reach No.1 for customer service, trust and advocacy will maximise value for our shareholders.

This year we have met all our operating financial targets, though the results of some of our customer NPS and employee engagement surveys show we still have work to do. After the EU referendum result, we promised an update on our targets. We are targeting an unadjusted 12% or greater return on tangible equity, and a below 50% cost to income ratio by 2020, one year later than envisaged when we first set out our plan in 2014.

Chief Executive’s review

Our service levels are improving and we believe we can meet our 2020 aspirational customer and colleague targets. Our focus on capital strength remains a cornerstone of our plan. In 2017, we will continue to reduce legacy RWAs, and we will target a CET1 ratio of at least 13%.

This has also been another tough year for our colleagues. I am grateful for their determination in serving our millions of customers every day, despite many negative headlines. Our colleagues are the face of the bank for our customers, and their engagement is critical to our success. One of our five key targets in 2017 is to improve employee engagement.

We no longer have global aspirations and we need to go further still on our operating costs. We expect to take out an additional £750 million of operating costs(6) in 2017 through our focus on simplification and digital transformation. A simpler bank is a more profitable bank and a bank that delivers a better customer experience. Where we can make it easy for our customers, the more business they will do with us and the more sustainable our earnings will become.

Looking ahead

The progress of the last three years positions us well to achieve our vision for the future. We have the right strategy, and it is starting to deliver results. Now, we need to go further on cost reduction and faster on digital transformation.

We aren’t alone in searching for efficiency gains and investing in digital capability, but the unique strength of this bank lies in the fact that we have a diverse business profile, with scale in all of our chosen markets. Investment in our market leading brands and better customer service will deliver steadier, higher quality earnings. Our focus on service rather than price has also shown that we can continue to grow in areas of strategic opportunity, such as mortgages, without compromising on risk. All of this will deliver a  sustainable competitive advantage and a compelling investment case in the longer term.

This is a bank that has been on a remarkable journey. We still have further to go. But the next three years will not be the same as the past three. Legacy issues will take up a decreasing amount of our time and focus. Our customers, our cost base and the measures we plan to implement to return the bank to sustainable headline profits will be where we focus our efforts. Assuming we can conclude our issues on RMBS this year and resolve our residual State Aid obligations, we aim to have RBS back into profit in 2018 representing a significant step towards being able to start repaying UK taxpayers for their support.

Notes:

(1) Attributable to ordinary shareholders.

(2) Cost saving target and progress 2016 calculated using operating expenses excluding restructuring costs of £2,106 million (2015 – £2,931 million), litigation and conduct costs of £5,868 million (2015 – £3,568 million), write down of goodwill nil (2015 – £498 million), write down of other intangible assets of £117 million (2015 – £75 million), the operating costs of Williams & Glyn £393 million (2015 – £359 million) and the VAT recovery of £227 million.

(3) The core bank consists of the reportable segments UKPBB, Ulster Bank RoI, Commercial Banking, Private Banking, RBSI and NatWest Markets.

(4) Personal & Business Banking consists of the reportable segments UK PBB and Ulster Bank RoI, and Commercial & Private Banking consists of the reportable segments Commercial Banking, Private Banking and RBSI.

(5) Adjusted operating profit before tax - UK PBB up by £33 million, 2%, to £2,202 million, Ulster Bank RoI down by £35 million, 13%, to £229 million, Commercial Banking down by £111 million, 8%, to £1,273 million, Private Banking up £36 million, 32%, to £149 million, RBSI down by £16 million, 8%,  to £195 million and NatWest Markets up by £256 million to £201 million. See page 6 for segmental income statement reconciliations.

(6) Cost saving target and progress 2017 calculated using operating expenses excluding restructuring costs, litigation and conduct costs, write down of goodwill and the 2016 VAT recovery.

2016 performance summary

RBS reported a loss attributable to ordinary shareholders of £6,955 million compared with £1,979 million in 2015. The loss attributable to ordinary shareholders for the year included; litigation and conduct costs of £5,868 million, restructuring costs of £2,106 million, payment of the final DAS dividend of £1,193 million, Capital Resolution disposal losses and impairments of £825 million and a £300 million deferred tax asset impairment.

The 2016 operating loss before tax of £4,082 million compared with an operating loss before tax of £2,703 million in 2015. Adjusted operating profit before tax, excluding own credit adjustments (2016 - £180 million; 2015 - £309 million), loss on redemption of own debt (2016 - £126 million; 2015-£263 million loss), strategic disposals (2016 - £164 million gain; 2015 - £157 million loss), restructuring costs (2016 -  £2,106 million (2015 – £2,931 million), litigation and conduct costs £5,868 million (2015 – £3,568 million) and write down of goodwill nil (2015 – £498 million), of £3,674 million was £731 million, or 17%, lower than 2015.

The net interest margin (NIM) of 2.18% for 2016 was 6 basis points higher than 2015, as the benefit associated with the reduction in low yielding assets more than offset modest asset margin pressure  and mix impacts across the core franchises.

Excluding expenses associated with Williams & Glyn(1,5), write-down of intangible assets and the VAT recovery in Q2, adjusted operating expenses have reduced by £985 million, or 11%, compared with 2015, exceeding our target of £800 million. RBS has reduced adjusted operating expenses(5) by over £3 billion in the last three years. Cost income ratio for 2016 was 129% compared with 127% in 2015 and the adjusted cost:income ratio was 66% compared with 72% in 2015.

Risk elements in lending (REIL) as a % of gross customer loans was 3.1%, 80 basis points lower than 31 December 2015 as RBS continues to de-risk its balance sheet.

PBB, CPB and NatWest Markets delivered increased profits and strong lending growth

RBS reported a £602 million, or 41%, increase in operating profit before tax to £2,058 million in 2016 and an adjusted operating profit before tax of £4,249 million across PBB, CPB and NatWest Markets, 4% higher than 2015 and an average of over £1 billion a quarter.

Income across PBB and CPB increased by 3% in 2016 compared with 2015. PBB and CPB had combined adjusted income growth of 2%, (including transfers of £98 million in 2015),   as increased lending volumes more than offset reduced margins. NatWest Markets income of £1,574 million increased by 3% compared with 2015. Adjusted income of £1,521 million increased by 16% compared with 2015, including transfers (2), driven by Rates and Currencies.

PBB and CPB net loans and advances of £272.1 billion have increased by 10%(7) in 2016, compared with a target of 4%, reflecting strong growth across both residential mortgages and commercial lending.

The cost income ratio improved to 81% compared with 88% in 2015. Adjusted cost income ratio improved to 63% compared with 65% in 2015 as we continue to deliver efficiencies across PBB, CPB and NatWest Markets.

RBS continues to address its remaining legacy issues and drive forward its restructuring programme

Restructuring costs were £2,106 million for 2016, compared with £2,931 million in 2015, and included a £750 million provision in respect of the plan by the Commissioner responsible for EU competition policy to propose to the College of Commissioners to open proceedings to gather evidence on an alternative plan for RBS to meet its remaining State Aid obligations in respect of Williams & Glyn. If adopted, this  alternative plan would replace the existing requirement to achieve separation and divestment by 31 December 2017. In addition, £706 million of the remaining restructuring costs related to Williams & Glyn, including £146 million of termination costs associated with the decision to discontinue the programme to create a cloned banking platform.

Litigation and conduct costs of £5,868 million included; a £3,107 million provision in relation to various investigations and litigation matters relating to RBS’s issuance and underwriting of residential mortgage-backed securities (RMBS), an additional charge in respect of the settlement with the National Credit Union Administration Board to resolve two outstanding RMBS lawsuits, a provision in respect of the UK 2008 rights issue shareholder litigation, additional PPI provisions, a provision in respect of the FCA review of RBS’s treatment of SMEs and a provision in Ulster Bank RoI in respect of an industry wide examination of tracker mortgages.

A net strategic disposal gain of £164 million includes a £246 million gain on disposal of RBS’s stake in Visa Europe partially offset by losses associated with the sale of our Russian subsidiary and exit of Kazakhstan.

PBB, CPB and NatWest Markets operating performance

Across our three customer facing franchises, PBB, CPB and NatWest Markets, operating profit before tax increased by £602 million, or 41%, to £2,058 million in 2016. Adjusted operating profit before tax, which excluded own credit adjustments (2016 - £56 million; 2015 - £120 million), restructuring costs (2016 - £489 million; 2015 – £852 million), litigation and conduct costs (2016 - £1,758 million; 2015 – £1,400 million) and write down of goodwill nil (2015 – £498 million), was £4,249 million, £163 million, or 4% higher than 2015.

2016 performance summary

UK PBB operating profit before tax was £1,381 million compared with £1,030 million in 2015. Adjusted operating profit before tax, which excludes restructuring costs of £187 million (2015 - £167 million) and litigation and conduct costs of £634 million (2015 - £972 million), of £2,202 million was £33 million, or 2%, higher than 2015 as increased income and reduced costs were partially offset by increased impairments. Total income increased by £90 million, or 2%, to £5,290 million compared with 2015 as the benefit of increased lending more than offset reduced margins, down 17 basis points to 3.01%, and lower fee income, reflecting reduced credit card interchange fees and increased cash back payments following the launch of the Reward account. Net loans and advances increased by 10% to £132.1 billion in 2016 principally driven by mortgage growth.

Ulster Bank RoI operating profit before tax was £20 million compared with £262 million in 2015. Adjusted operating profit before tax which excluded restructuring costs of £40 million (2015 - £15 million) and litigation and conduct costs of £172 million (2015 - £13 million credit), of £229 million was £35 million lower than 2015 principally reflecting a £28 million reduction in net impairment releases. REIL decreased by £1.3 billion in Q4 2016 largely driven by the sale of a portfolio of distressed loans.

Commercial Banking profit before tax was £742 million compared with £1,264 million in 2015. Adjusted operating profit before tax which excluded restructuring costs of £108 million (2015 - £69 million) and litigation and conduct costs of £423 million (2015 -£51 million), of £1,273 million was £111 million, or 8%, lower than 2015 primarily reflecting a £137 million increase in net impairment losses, largely driven by a single name charge in respect of the oil and gas portfolio. Excluding the business transfers, a benefit of £218 million (2015 - £79 million), total income increased by £21 million, or 1%, reflecting higher asset and deposit volumes partially offset by asset margin pressure. Net loans and advances increased by 10% in 2016 to £100.1 billion.

Private Banking(3)  operating profit before tax was £111 million compared with an operating loss before tax of £470 million in 2015. Adjusted operating profit before tax which excluded restructuring costs of £37 million (2015 - £73 million) and litigation and conduct costs of £1 million (2015 -£12 million) and write down of goodwill (2015 - £498 million), of £149 million increased by £36 million, or 32%, compared with 2015 as increased asset volumes drove a £13 million, or 2%, uplift in income and cost efficiencies resulted in a £7 million, or 1%, reduction in adjusted operating expenses. In addition, net impairment losses reduced by £16 million.

RBS International operating profit before tax was £190 million compared with £207 million in 2015. Adjusted operating profit before tax which excluded restructuring costs of £5 million (2015 - £4 million), of £195 million was £16 million, or 8%, lower than 2015 largely reflecting a £13 million, or 8%, increase in adjusted operating expenses which excluded restructuring costs of £5 million (2015 - £4 million), driven by a number of one-off charges, and a £10 million net impairment loss in 2016. Partially offsetting, total income increased by £7 million, or 2%, driven by increased asset volumes.

NatWest Markets total income was £1,574 million compared with £1,527 million in 2015. Adjusted income of £1,521 million which excluded the impact of transfers, £98 million in 2015 and own credit adjustments of £53 million (2015 - £120 million), was 16% higher than 2015, driven by Rates and Currencies, which benefited from sustained customer activity and favourable market conditions following the EU referendum and subsequent central bank actions. An adjusted operating profit of £201 million compared with a loss of £55 million in 2015.

Capital Resolution & Central items operating performance

Capital Resolution operating loss before tax was £4,870 million compared with £3,687 million in 2015. Adjusted operating loss before tax which excluded restructuring costs of £78 million (2015 - £1,307 million) and litigation and conduct costs of £3,413 million (2015 - £2,105 million), of £1,432 million compared with a loss of £412 million in 2015 and included disposal losses and impairments of £825 million, of which £683 million related to the shipping portfolio. RWAs reduced by £14.5 billion in 2016 to £34.5 billion.

Central items operating loss before tax was £1,615 million compared with £903 million in 2015. Adjusted operating profit which excluded own credit adjustments, £10 million credit (2015 - £14 million charge), loss on redemption of own debt £126 million (2015 - £263 million), strategic disposals resulting in a £245 million gain (2015 - £119 million loss),  restructuring costs of £1,482 million (2015 - £744 million) and litigation and conduct costs of £697 million (2015 -£63 million), of £455 million compared with £272 million in 2015 and included a £349 million FX gain, principally associated with the weakening of sterling against the US dollar, a £227 million VAT recovery, a £97 million foreign exchange reserve recycling gain and other gains, partially offset by a £510 million loss in respect of IFRS volatility(4) due to reductions in long term interest rates (2015 – £15 million profit).

2016 performance summary

Delivery against our 2016 targets

Strategy goal	2016 target	2016
Strength and sustainability	Maintain Bank CET1 ratio of 13%	CET1 ratio of 13.4%
	£2 billion AT1 issuance	£2 billion equivalent AT1 issued in Q3 2016
	Capital Resolution RWAs around £30-35 billion	RWAs down £14.5 billion to £34.5 billion
Customer experience	Narrow the gap to No.1 in NPS in every primary UK brand

Year on year Commercial Banking have narrowed the gap. NatWest Personal, Ulster Business & Commercial in Northern Ireland and Ulster Business Direct in Republic of Ireland, have seen improvements in NPS

Simplifying the bank	Reduce operating expenses by £800 million	Operating expenses down £985 million (5)
Supporting sustainable growth	Net 4% growth in PBB and CPB customer loans	Net lending in PBB and CPB up 10%
Employee engagement	Raise employee engagement to within two points of the Global Finance Services (GFS) norm	Down 3 points to be 6 points adverse to GFS norm

Notes:

(1)  Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented Williams & Glyn has not operated as a separate legal entity.

(2)NatWest Markets’ results include the following financials for businesses subsequently transferred to Commercial Banking: total income of £98 million for the year ended 2015.

(3)Private Banking serves high net worth individuals through Coutts and Adam & Company.

(4)IFRS volatility arises from the changes to fair value of hedges of loans which do not qualify for hedge accounting under IFRS.

(5)Cost saving target and progress 2016 calculated using operating expenses excluding restructuring costs of £2,106 million (2015 – £2,931 million), litigation and conduct costs of £5,868 million (2015 – £3,568 million), write down of goodwill nil (2015 – £498 million), write down of other intangible assets of £117 million (2015 – £75 million), the operating costs of Williams & Glyn £393 million (2015 – £359 million) and the VAT recovery of £227 million.

(6)Personal & Business Banking consists of the reportable segments UK PBB and Ulster Bank RoI, and Commercial & Private Banking consists of the reportable segments Commercial Banking, Private Banking and RBSI.

(7)Net loans and advances - UK PBB up from £119.8 billion, 10%, to £132.1 billion, Ulster Bank RoI up from £16.7 billion, 13%, to £18.9 billion, Commercial Banking up from £91.3 billion, 10%, to £100.1 billion, Private Banking up from £11.2 billion, 9%, to £12.2 billion and RBSI up from £7.4 billion, 19% to £8.8 billion.

2016 performance summary

Building a stronger RBS

RBS is progressing with its plan to build a strong, simple, fair bank for customers and shareholders. During 2016, RBS narrowed the range of uncertainty around its capital position by addressing a number of legacy issues, and continued to strengthen its capital base.

CET1 ratio remains ahead of our 13.0% target at 13.4%, a 210 basis points reduction compared with Q4 2015 principally reflecting the loss attributable to ordinary shareholders of £6,955 million, equivalent to c.300 basis points, partially offset by a £14.4 billion reduction in RWAs, c.100 basis points. During Q4 2016, the CET1 ratio reduced by 160 basis points as the benefit of the reduction in RWAs was more than offset by the loss attributable to ordinary shareholders.

RWAs reduced by £14.4 billion, or 6%, during 2016 to £228.2 billion driven by £14.5 billion of disposals and run-off in Capital Resolution and a £3.9 billion reduction associated with the removal of Citizens operational risk RWAs, partially offset by an increase associated with the weakening of sterling and lending growth across our core franchises.

On 10 August 2016 RBS announced that it had successfully completed the pricing of $2.65 billion 8.625% AT1 capital notes, with £4.0 billion equivalent issued since August 2015 (1.8% of Q4 2016 RWAs).

Leverage ratio reduced by 50 basis points during 2016 to 5.1% reflecting the loss attributable to ordinary shareholders for the year partially offset by the AT1 issuance and reduction in leverage exposure.

RBS issued £4.2 billion equivalent senior debt, which it expects to be eligible to meet its ‘Minimum Requirement for Own Funds and Eligible Liabilities’ (MREL), in line with our targeted £3-5 billion senior debt issuance for the year. €1.5 billion seven year 2.5% notes and $1.5 billion ten year 4.8% notes were issued in Q1 2016 and $2.65 billion seven year 3.875% notes were issued in Q3 2016.

In addition, RBS successfully completed the cash tender of £2.3 billion of certain US dollar, sterling and euro senior debt securities. The tender offers were part of the ongoing transition to a holding company capital and term funding model in line with regulatory requirements and included securities that RBS considers non- compliant for MREL purposes. In total, during 2016, £10 billion has matured across our funding pools and we have redeemed £8.2 billion though calls and repurchase.

As part of the 2016 Bank of England stress testing exercise RBS submitted a revised capital plan, incorporating further capital strengthening actions, which was accepted by the PRA Board.

RBS has successfully addressed a number of the remaining legacy issues and continues to de-risk its balance sheet.

During Q1 2016 RBS made the final dividend payment in respect of the DAS, £1,193 million, an action that was taken to normalise the ownership structure of the Bank.

In June 2016, the triennial funding valuation of the Main scheme of The Royal Bank of Scotland Group Pension Fund was agreed which showed that as at 31 December 2015 the value of liabilities exceeded the value of assets by £5.8 billion. In March 2016, to mitigate this anticipated deficit, RBS made a cash payment of £4.2 billion.

The next triennial valuation is due to occur at the end of 2018 with agreement on any additional contributions by the end of March 2020. As at 31 December 2016, the Main scheme had an unrecognised surplus reflected by a ratio of assets to liabilities of c.115% under IAS 19 valuation principles.

On 11 April 2016, RBS completed the successful transfer of the Coutts International businesses in Asia and the Middle East to Union Bancaire Privée, the final milestone in the sale of our International Private Bank. During 2016 we also completed the sale of our Russia and Kazakhstan subsidiaries.

Risk elements in lending (REIL) of £10.3 billion were £1.8 billion lower than 31 December 2015 and represented 3.1% of gross customer loans, compared with 3.9% as at 31 December 2015 and 3.8% at 30 September 2016.

In line with the progress to de-risk the balance sheet, exposures to the shipping and oil and gas sectors continued to reduce during 2016, with potential exposures declining by 29% to £5.2 billion and by 22% to £5.3 billion respectively. As at the end of 2016, our total exposure to the coal mining, oil and gas and power generation sectors represented 1.4% of our total lending.

2016 performance summary

Building the number one bank for customer service, trust and advocacy in the UK

Supporting households and business customers

RBS continued to deliver strong support for both household and business customers. Within UK PBB, gross new mortgage lending of £29.8 billion was 29% higher than 2015. Across 2016, our market share of new mortgages was 12%, supporting a growth in stock share to 8.8% at end 2016 from 8.2% at end 2015. As a result, total UK PBB net loans and advances increased by 10% compared with 2015. Commercial Banking net loans and advances have also grown by 10% over the course of 2016 reflecting increased borrowing across a number of sectors.

The Reward account continued to show positive momentum and now has 1,149,000 fee-paying customers compared with 202,000 at 31 December 2015. We have seen positive evidence of increased levels of engagement, with overall current account attrition levels falling by 7% in the year. This is particularly evident across our Private and Premium customer, with attrition 12% lower. We continue to embed the product across our population of valuable main bank customers.

RBS continues to support UK business growth through the launch of 6 new business accelerator hubs in 2016, bringing the total to 12. This included the opening of an Entrepreneurial Centre in our Edinburgh headquarters. In addition, NatWest launched a £1  billion lending fund to support small businesses.

Investing in our operational capabilities and enhancing digital channels

RBS continued to make better use of our digital channels to make it simpler to serve our customers and easier for them to do business with us. We now have 4.2 million customers regularly using our mobile app in the UK, 19% higher than the end of 2015, and around 60% of our personal customers used a digital channel within the last 90 days. In 2016, we more than doubled the number of customers who purchased a product through our mobile channel compared with 2015. NatWest customers can now apply for personal loans, credit cards and overdrafts via the mobile app, facilitating approximately 8% of total applications. Our new business banking ‘Online Account Opening’ service now allows start up business customers to submit an application online in just ten minutes and get a sort code and account number in under an hour.

Nearly 80% of our commercial customers’ interaction with us is via digital channels, with 270,000 payments processed every day.

In addition to our digital channels, RBS continues to provide multiple physical channels for serving customers, including access to a network of c.11,500 Post Office branches in the UK, c.1,000 An Post branches in the Republic of Ireland, and 41 mobile banking vans, alongside our existing network of 1,425 branches and 4,646 ATMs across PBB.

RBS became the first UK Bank to be accredited by the Royal National Institute for Blind People for having an accessible mobile app for blind and partially sighted customers. In addition, we launched a new service for British Sign Language (BSL) customers, making it possible to instantly chat with an advisor through a BSL interpreter.

Coutts won the best private bank in the UK for the fifth year running, best private bank for philanthropy services and best initiative of the year in client facing technology at the Global Private Banking Awards, and was highly commended for innovation for its ‘Coutts Concierge Online’.

Investing in our people

In 2016, RBS was one of only two banks to achieve formal recognition from the Chartered Banker Professional Standards Board for excellence in implementing, monitoring, reporting and commitment to the Foundation Standard for Professional Bankers.

Delivered leadership training to almost 16,000 leaders through a comprehensive ‘Determined to Lead’ programme.

We continue to work towards our goal of having at least 30% senior women in our top three leadership layers across each business by 2020 and to be fully gender balanced (50/50) by 2030. As at 31 December 2016, in aggregate terms 34% of our top three leadership layers were female.

RBS has attained silver status in the Business Disability Forum’s Disability Standard, scoring 88% in its assessment of accessibility and inclusion in the workplace.

RBS has moved up to 13th place, from 32nd last year, in Stonewall’s annual Top 100 employers for lesbian, gay, bi and trans (LGBT) staff, the highest position it has achieved in the index to date.

2016 performance summary

Looking forward

Capital reorganisation

It is our intention to implement a capital reorganisation in 2017 in order to increase the distributable reserves of the parent company, RBSG plc, providing greater flexibility for future distributions and preference share redemptions. We intend to seek shareholder approval to reduce the share premium account by around £25 billion and to cancel the capital redemption reserve, around £5 billion. This will, subject to approval by shareholders and regulators, and confirmation by the Court of Session in Edinburgh, increase RBSG plc distributable reserves by around £30 billion.

Ring-fenced structure

As previously announced, on 1 January 2017, RBS  made a number of changes to its legal entity structure to support  the  move  towards  a  ring-fenced structure, with further changes planned prior to 1 January 2019. Our new brand strategy is designed to align with our business strategy and future ring-fenced structure. NatWest will be our main customer facing brand in England, Wales and Western Europe, and  in  Scotland,  Royal  Bank  of Scotland will be our core brand. In addition, our Corporate & Institutional Banking business has been rebranded as NatWest Markets in readiness for our future ring-fenced structure. The ring-fenced banking group is expected to  comprise  of  80%  of  RBS  risk-weighted assets.(1)

IFRS9

RBS continues to develop its processes to enable IFRS 9 Financial Instruments to be implemented on 1 January 2018; an estimate of the initial impact will be included in 2017 H1 interim reporting.

Williams & Glyn

On 17 February 2017, RBS announced that it had been informed by HM Treasury (“HMT”) that the Commissioner responsible for EU competition policy plans to propose to the College of Commissioners to open proceedings to gather evidence on an alternative plan for RBS to meet its remaining State Aid obligations. If adopted, this alternative plan would replace the existing requirement to achieve separation and divestment by 31 December 2017 of Williams & Glyn. As previously disclosed, none of the proposals to acquire the business received by RBS can deliver a full separation and divestment before the 31 December 2017 deadline.

RBS has agreed that HMT will now seek formal amendment to RBS’s State Aid commitments to pave the way for the Commissioner to propose to open proceedings, as described above. In addition to the Commission’s proceedings, HMT will carry out a market testing exercise in parallel. The opening of the Commission’s proceedings does not prejudge the outcome of the investigation.

The plan envisages that RBS will deliver the following revised package of remedies to promote competition in the market for banking services to small and medium enterprises (“SMEs”) in the UK:

•          A fund, administered by an independent body, that eligible challenger banks  can  access  to increase  their  business  banking capabilities;

•          Funding for eligible challenger banks to help them incentivise SMEs to switch their accounts from RBS paid in the form of “dowries” to eligible challenger banks;

•          RBS granting business customers of eligible challenger banks access to its branch network for cash and cheque handling, to support the measures above; and

•          An independent fund to invest in fintech to support the business banking of the future.

The 2016 Annual Results include a £750 million restructuring provision as a consequence of this proposal.

2017 Outlook (2)

Subject to providing fully for the remaining legacy issues, RMBS exposures in particular, RBS currently expects that 2017 will be its final year of substantive legacy clean up with significant one-off costs. Consequently, we anticipate that the bank will be profitable in 2018.

We are targeting net loans and advances growth of 3% across PBB and CPB, including taking into account the impact of balance sheet reductions associated with the RWA reduction target. We anticipate that this growth will be largely within PBB as we expect to see moderate growth in some segments in CPB, whilst at the same time selectively reducing exposures with weak returns and continuing to actively manage certain legacy loan exposures.

We expect that income in 2017 will continue to be supported by balance sheet growth across PBB and CPB. Within UK PBB, we anticipate that income will increase in 2017 compared with 2016, as we have already absorbed significant margin pressure from the changing mortgage mix and the impact of the sharp fall in interchange rates. Across CPB, we expect income to be broadly stable with continued competitive pressure on margins, given the interest rate environment. NatWest Markets is expected to continue to benefit from increased market volatility and customer activity and we anticipate that 2017 income will be above previously indicated targets of £1.3 -£1.4 billion.

RBS plans to reduce adjusted operating expenses(3) by a further £750 million in 2017, in addition to the £3.1 billion achieved across 2014 to 2016, and we expect that the adjusted cost:income ratio(3) will improve across our combined PBB, CPB and NatWest Markets franchises in 2017 compared with 2016.

2016 performance summary

Net impairment charges should remain meaningfully below normalised levels in 2017. However, we expect the level of net impairment charges to be driven by a combination of increased gross charges and a materially reduced benefit from releases. Recent UK economic performance has been better than previous forecasts leading to improved expectations for the 2017 economic outlook. However, the medium term outlook remains less certain, and together with the increased volatility expected with the introduction of IFRS 9, quantification of future credit losses is more challenging beyond 2017 at this point. We continue to remain mindful of potential downside risks including from single name / sector driven events and lower releases of provisions.

We continue to expect that cumulative Capital Resolution disposal losses will total approximately £2.0 billion since the beginning of 2015, with £1,192 million of losses incurred to date (2016; £825 million, 2015; £367 million) with most of the balance expected to be incurred during 2017. Excluding RBS’s stake in Alawwal Bank (previously Saudi Hollandi Bank, £7.9 billion at 31 December 2016), we expect Capital Resolution RWAs to be in the range £15-£20 billion by the end of 2017, at which point we plan to wind up Capital Resolution and transfer the assets back into the rest of the bank.

Excluding restructuring costs associated with the State Aid obligations relating to Williams & Glyn, we expect to incur restructuring costs of approximately £1 billion in 2017 and approximately a further £1 billion in aggregate during 2018 and 2019. Approximately 40% of this cost is expected to relate to the optimisation of our property portfolio.

Further to the update on 17 February 2017 in respect of the remaining State Aid obligations regarding the business known as Williams & Glyn, and subject to the alternative plan being finalised and adopted by the European Commission (EC) and further discussions with the EC and HMT, RBS will assess the timing and manner in which it would reincorporate the business into the RBS franchises. This reintegration would likely create some additional restructuring charges during 2017 and 2018.

We are targeting a CET1 ratio of at least 13% at the end of 2017. As part of the 2016 Bank of England stress testing exercise, RBS submitted a revised capital plan, incorporating further capital strengthening actions, which was accepted by the PRA Board.

RBS issuance plans for 2017 focus on issuing £3-£5 billion MREL-compliant Senior holding company (RBSG) securities. We do not currently anticipate the need for either AT1 or Tier 2 issuances. In addition, and reflecting our strategic progress, we also target a progressive return to other funding markets to support our lending growth.

RBS continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment and manage conduct-related investigations and litigation, including RMBS. Substantial additional charges and costs may be recognised in the coming quarters which would have an impact on RBS’s level of capital and financial performance and condition.

2016 performance summary

Medium term outlook (2)

We now target achieving our sub 50% cost:income ratio(3) and 12% return on tangible equity targets in 2020, one year later than originally planned. Our confidence in achieving the targets is underpinned by our ability to protect income and drive cost reductions whilst managing credit and market risk and driving further capital efficiency.

We expect to be able to grow volumes faster than market growth rates over the coming years in chosen segments across PBB and CPB.

We plan to reduce adjusted operating expenses(3) in the order of £2 billion in the next four years with around two thirds of this from the core bank.

We are targeting a gross RWA reduction of approximately £20 billion across PBB, CPB and NatWest Markets by the end of 2018, with some offsetting volume growth. We expect that the reduction will be largely achieved through improvements in the quality of our risk models, exiting low return, non strategic and risk intensive asset pools, improved risk metrics in certain portfolios and benefits from data clean- up. We estimate that the income loss associated with this reduction will be in the range £250 million – £300 million on an annualised, pre tax, basis.

We continue to monitor the ongoing discussions around the potential further tightening of regulatory capital rules and recognise that this could result in RWA inflation in the medium term.

In view of the significant risks and uncertainties in the external economic, political and regulatory environment including uncertainties around the resolution of RMBS, the timing of returning excess capital to shareholders through dividends or buybacks remains uncertain was accepted by the PRA Board.

Notes:

(1) Based  on  RBS  future  business  profile  business  and  excludes  Capital  Resolution.

(2)  The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the “Risk Factors” on pages 509  to 578 of the Annual Report 2016 on Form 20-F. These statements constitute forward looking statements, please see Forward Looking Statements on pages 1 and 2 of the Annual Report 2016 on Form 20-F.

(3)  Cost saving target and progress 2017 calculated using operating expenses excluding restructuring costs, litigation and conduct costs, write down of goodwill   and the 2016 VAT recovery.

2017 targets

As we works towards our long-term goals, we have set the following targets for 2017.

Strategy goal	Our long-term targets	Our 2017 goals
Strength and sustainability	CET1 ratio of 13% RoTE (1,2) ≥ 12%	Maintain bank CET1 ratio of 13%
Customer experience	Number 1 for service, trust and advocacy	Significantly increase NPS or maintain No.1 in chosen customer segments
Simplifying the bank	Headline cost:income ratio <50%	Reduce operating expenses by at least £750 million (3)
Supporting sustainable growth	Leading market positions in every franchise	Net 3% growth in total PBB and CPB loans to customers (4)
Employee engagement	Employee engagement in upper quartile of Global Financial Services (GFS) norm	Improve employee engagement

Notes:

(1) Calculated using (loss)/profit for the period attributable to ordinary shareholders.

(2)  Tangible equity is equity attributable to ordinary shareholders less intangible   assets.

(3)  Cost saving target and progress 2017 calculated using operating expenses excluding restructuring costs, litigation and conduct costs, write down of goodwill   and the 2016 VAT recovery.

(4) Lending growth target is after including the impact of balance sheet reductions associated with the RWA reduction target across PBB, CPB and NatWest Markets      as outlined in the outlook statement.

Business model and strategy

Our strategy

We are building a better bank for our customers, and one that will deliver sustainable returns for shareholders. Our purpose is to serve customers well, and to do so, we are becoming a safer, simpler, customer-focused UK and Ireland bank.

Our plan

Underpinning that ambition is our blueprint for success. This is our plan which drives our strategic decision making.

RBS is continuing to build a bank that is easy to do business with, and meets customers’ continually evolving needs. Our plan focuses on delivering excellent customer service through all of our brands. Creating lasting relationships with our customers, who advocate for our bank, is the key to generating sustainable values.

Notes:

(1)  Cost saving target and progress calculated using operating expenses excluding restructuring costs, litigation and conduct costs, write down of goodwill and the 2016 VAT recovery.

(2)  Lending growth target is after including the impact of balance sheet reductions associated with the RWA reduction target across PBB, CPB and NatWest Markets as outlined in the outlook statement.

Business model and strategy

Our priorities

Strength and sustainability

We remain focused on building a strong and stable bank. We have continued to improve the fundamentals, by increasing our capital strength, building a robust liquidity position and balancing our loan to deposit ratio.

Customer experience

We are investing in our people, service, and product proposition to ensure we provide market leading technology and signature customer experiences, through a wide variety of channels.

Simplifying the bank

Streamlining of processes and removing unnecessary complexity lowers our operating costs, and makes our customer interactions more straightforward.

Supporting sustainable growth

A strong sustainable business grows with its customers. We continue to support our customers through offering products and services which meet their needs.

Employee engagement

Engaged colleagues lead to engaged customers. At RBS we are committed to investing in our colleagues and creating leaders who inspire and empower their teams.

Business model and strategy

Our structure

We have three customer franchises, and each is underpinned by a range of distinct brands, which are the route through which we engage with our customers.

Our franchises share operational and control functions, deriving economies of scale and diversification benefits. Our brands are personalised and each reflects a particular targeted customer segment.

Personal and Business Banking (PBB) With a branch network and mobile, telephone and online banking propositions, PBB services our retail banking, mass affluent and small business customers in both the UK and Republic of Ireland. PBB provides a simple range of products, including current accounts, loans and mortgages, to meet all core banking needs.

Commercial and Private Banking (CPB) CPB serves our commercial and our high net worth customers in the UK and Western Europe. Commercial Banking supports our corporate clients by providing comprehensive commercial banking and financing services with sector expertise. This includes specialist finance such as invoice finance, asset finance and leasing. Our Private Banking business offers high net worth clients private banking, wealth planning and investment management services. RBS International (RBSI) continues to focus on supporting retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man, Gibraltar and Luxembourg.

NatWest Markets

Focusing on our core markets in the UK and Western Europe, NatWest Markets provides financing and risk management to our UK and Western Europe corporate customers and global financial institutions.

Franchises

Our franchises bring together customers determined by the scale and complexity of their financial needs. This groups our business units that have the greatest economies of scale and synergies.

Teams define and deliver the customer proposition, and are accountable for end-to-end customer processes and products. The teams partner with functions and services to develop cost-effective propositions that meet customer needs.

Services

Services provide business-aligned technology, operations and property services across the bank. Operations are centralised to provide cost-efficient and consistently strong customer service, through simple processes and economies of scale. It is also accountable for technology risk, payments, data, change management and the bank’s fraud and security functions.

Functions

These teams define functional strategy and the financial plan to support the franchises and other functions. Most functions are a mix of control, expertise and advisory. All common support activities  across  the  organization are  included.

Business model and strategy

Business model and strategy

Product and services

Our products and services are designed to ensure that we can create sustainable value for both our shareholders and our customers. We believe that keeping our product range simple and accessible is crucial to our success.

Business model and strategy

Our brands

Our brands are our main connection with customers. Each takes a clear and differentiated position that will help us strengthen our relationships with our customers, stand out in the market, and build the value of our brands.

Business model and strategy

Case Study - Flying High

Sarah-Jane Anthony saw her first falconry display aged seven and was hooked. Twenty years later, she decided to follow her dream and start her own business. Now she runs her own award-winning falconry centre in Essex.

“I’ve banked with NatWest all my life and when I needed a business account, Khaled, the local at West Women in Business specialist, was really supportive. Without his help and advice, I don’t think I’d be here today.”

Through our Chartered Banker accreditation programme in association with Everywoman, we’ve trained 400 Women in Business specialists across the bank. Their knowledge makes them ideally placed to help female business owners and budding entrepreneurs with their banking needs.

Business model and strategy

Building a more sustainable bank

Our goal is to be No.1 for customer service, trust and advocacy. We are changing our culture and priorities for the better. We are committed to building a bank that works for all stakeholders.

By delivering the best possible service for customers to meet their needs, we aim to achieve a return for our shareholders. At the same time, we recognise our responsibility towards the society we serve and operate in. It is only by supporting our customers and communities to succeed that we will be become a more sustainable bank.

Our key resources and relationships

RBS provides financial services to individuals and businesses, primarily in the UK and Ireland. We rely on financial, human, intellectual, social, infrastructure and natural capital to do so. We leverage these forms of capital through our expertise, technology and customer focus across our different brands. This helps to improve customer service quality, personalised through our brands. We also seek to create sustainable value for our shareholders and other stakeholders, including customers, employees, and civil society.

Our business model

Our purpose is to serve our customers well; we earn income by providing lending and deposit services to our customers. We incur operating expenses in providing these services, and accept risk; including credit risk, liquidity risk and currency risk. The operating profit generated by the bank is targeted to compensate shareholders for the cost of these risks. Building a safe and customer-focused bank is central to our ability to create value.

The main source of our income is the interest income earned from loans and advances to our personal, business and commercial customers. We also earn fees from transactions and other services provided to our customers.

We pay interest to customers and other investors who have placed deposits with us and bought our debt securities. The difference between these is our net interest income. We also pay benefits to our customers, through loyalty products such as our Reward Account.

NatWest Markets puts its customers at the centre of the way it does business, making working with the bank easy and rewarding. The bank is organised around providing the right solution to meet its customers’ needs. It anticipates emerging issues and provides depth of insight and innovative ideas.

Business model and strategy

How we create value for customers and society
Financial

Social and Relationship

Infrastructure

Natural

Human and Intellectual

We make use of shareholder capital and other forms of financial capital, including £353.5 billion in customer deposits (1).	18.9 million customers in the UK and Republic of Ireland. In 2016, we opened 40,860 Foundation Accounts(2), helping customers who may otherwise face difficulties when opening a bank account.

We continue to provide multiple physical channels for serving customers, including access to a network of c.12,500 Post Office and An Post branches(3) and 41 mobile banking vans alongside our existing network of 1,425 branches and 4,646 ATMs.

		754 GWh of energy consumed and 9,965 tonnes of paper used in 2016(4).	A capable and caring workforce of 79,099 (permanent headcount). In 2016 we recruited 254 graduates and 283 apprentices.

How we create value for customers and society

Our activities generate outcomes across all parts of the economy

•          Keeping money safe and accessible for our depositors, including preventing 498,000 cases of attempted fraud amounting to £303 million in the UK(5).

•          Offering lending, advice and services to individuals. Supporting customers with financial life events, including £33.7 billion of gross new mortgage lending(6) to help our customers buy homes.

•          Enabling individuals and businesses to make payments effectively and efficiently, including more than doubling the number of products sold through our mobile channel compared with 2015.

•          Providing working capital and lending to help businesses meet their goals, including £30.5 billion(7) in lending to small and medium-sized enterprises across England, Scotland and Wales, and c.£1.0 billion in lending to infrastructure projects.

•          Supporting local communities, including £2.5 million(8) of grants made by our Skills & Opportunities Fund to 125 organisations, who support people from disadvantaged communities start-up in business or get into employment.

•          Supporting entrepreneurs to start up in business, including 1,736 businesses(9) helped through Entrepreneurial Spark powered by NatWest.

•          Investing in our people and partners to develop a skilled workforce, including the delivery of leadership training to almost 16,000 leaders through a comprehensive ‘Determined to Lead’ programme.

•          Payment of £1.32 billion(10) in tax to the UK Government, which supports central government and local authority spending.

Notes:

(1)   Customer deposits excluding repurchase agreements and stock lending.

(2)   Number of new Foundation Accounts opened across NatWest Plc, Royal Bank of Scotland plc and Ulster Bank Ireland DAC.

(3)   Comprises c.11, 500 Post Office branches in the UK and c.1000 An Post branches in the Republic of Ireland.

(4)   For further details refer to page 39.

(5)   Data relates to reported attempted fraud cases and prevented third party losses in the UK (not including policy declines for debit cards).

(6)   Gross new mortgage lending across UK PBB, Ulster Bank RoI and RBSI.

(7)   SME lending balances in over 9,960 postcode sectors across England, Scotland & Wales.

(8)   Data is compiled by Project North East (PNE) and is based on the total spend allocated by each Regional Board.

(9)   Data is compiled by Entrepreneurial Spark. The data includes all businesses which have been part of the programme since launch in 2012.

(10) Comprises £174 million corporate tax, £660 million irrecoverable VAT, £208 million bank levies and £279 million employer payroll taxes.

Our Approach

Our Values

Our Values guide our actions every day, in every part of our business. The values are the foundation of how we work at RBS.

Our Approach

Case Study - Power to the people

We continue to play a key role in the transition to a low carbon economy by helping our customers to mitigate their emissions, save energy and reduce costs.

We have over 25 years experience in helping our customers to fund renewable energy and energy efficiency measures. According to InfraDeals, RBS has been the leading lender to the UK renewables sector by number of transactions over the past five years (2012-2016). During 2016 RBS took a lead role in financing the Beatrice Offshore Wind Farm, located 13.5km from the Caithness Coast.

This wind farm projected to power approximately 450,000 homes (around three times the number of homes in the Moray and Highland region). It was one of the first eight UK projects to be awarded an Investment Contract under the Contract for Difference feed in tariff. It will contribute £680m in the construction phase to the economy through supply chain opportunities and employment.

It is estimated to have an on-going £400-525 million impact on the economy over the windfarm’s 25 year operational life. An integrated approach was delivered by RBS through close collaboration between teams highlighting the breadth, strength and market leadership of the RBS franchise and ensuring a successful outcome for our customer. An integrated approach was delivered by RBS through close collaboration between teams highlighting the breadth, strength and market leadership of the RBS franchise and ensuring a successful outcome for our customer.

Our Colleagues

Engaging our colleagues is critical to delivering on our strategy and ambition as a bank. Being better for our colleagues means we are better for our customers, and this makes us a better bank.

•          Platinum ranking from Opportunity Now (gender)

•          Gold ranking for Race for Opportunity (race)

•          Time Top 50 Employers for Women

•          Top Ten Global Employer in Stonewall’s Global Equality Index (LBGT)

•          Silver Status from the Business Disability Forum

•          Top 10 Employer by Working Families

Creating a Healthy Culture

Building a  healthy  culture  that  embodies Our Values is one of our core priorities. Our Values guide the way we identify the right people to serve our customers well, and how we manage, engage and reward our colleagues. Our Values are at the heart of both Our Standards, the bank-wide behavioural  framework and Our Code, the bankwide Code of Conduct.

Our values are integral to the way we behave and do business and we continue to reinforce them in our systems, our  policies  and  processes,  our communications and our training and leadership role modelling.

We monitor our progress against our goals and gather feedback from our colleagues. Through metrics and key performance indicators we are able to assess our progress and respond accordingly. We measure our progress through internal reporting and report on progress quarterly. We participate in external benchmarking exercises and  fully  support  the  Banking  Standards approach.

Our most  recent  survey,  in  which  almost 63,000 colleagues took part, showed that we  are  changing  the  culture  of RBS for the better. We remain above the Global Financial Services Norm for wellbeing, our  inclusion  scores  continue to improve and there is a strong sense that managers act consistently with Our Values. However, the choices we’ve had to make as we move RBS forward have taken a toll on our colleagues. The scaling down  of  RBS  and  the  impact  of dealing with some difficult legacy issues have contributed to a decline in the improvements in engagement, pride and leadership  that  we  saw  in  2015.

We encourage  colleagues  to  tell  us  what they think  via  the  annual  colleague  survey and our regular comments boards. When colleagues wish to report concerns relating to wrong doing or misconduct they can raise concerns via Speak Up, the bank’s whistleblowing service. In 2016 213 cases were raised compared to 142 in 2015.

Our Approach

Performance and Reward

Our approach to performance management provides clarity for our colleagues about how their contribution links to our ambition and all our colleagues have goals set across a balanced scorecard of measures. In 2016 we refreshed our behavioural framework to create one framework for all our colleagues (Our Standards).

We strive to pay the right wage to colleagues and continue to exceed the Living Wage Foundation Benchmarks. We have removed sales incentives for front line colleagues so they can concentrate on great customer service. For 2017, we have simplified how we pay our clerical colleagues, consolidating bonuses, making pay fairer and easier to understand. More information on our remuneration policies can  be  found  on  pages  101 to  149 of  the  Annual  Report 2016 on Form 20-F.

Learning

We continue to embed ‘Determined to lead’ (Dtl), our core leadership programme across the bank. Dtl provides consistent tools to lead and engage our colleagues and is transforming the way we operate. In 2016 almost 16,000 leaders participated in the programme.

In October, we launched Service Excellence training, our new customer service programme. The first module introduces our Core Service Behaviours and provides an awareness of the tools and techniques that will help us to deliver the best possible service, every time. Since October over 34,000 colleagues have completed this module.

We work closely with the Chartered Banker Institute (CBI) and Chartered Banker Professional Standards Board (CB:PSB)  to  professionalise  our colleagues. In  2016  we  achieved  an  Excel rating in the CB:PSB Foundation Standard review , one of only two CB:PSB member firms to have secured ‘Earned Autonomy’.

We also offer a wide range of learning opportunities which can be mandatory, role specific or related to personal development. Our mandatory learning is focused on keeping our customers, our colleagues and the bank safe.

Health and Wellbeing

Wellbeing is a fundamental part of creating a great place to work.  We offer a wide range of wellbeing initiatives and benefits to help maintain physical and mental health and support our colleagues if they become unwell.

In 2016, we focused on physical, mental health and social wellbeing. More than 50,000 colleagues took part in the Global Corporate Challenge (GCC), helping us to win the GCC World Most Active Organisation Gold Award.

Our Approach

To support our colleagues through change we continue to promote our Employee Assistance Programme, where we have continued to see a high utilisation rate. We have supported Time to Change (the UK’s biggest programme to challenge mental health stigma) since 2014 and launched a number of mindfulness support tools this year.

Inclusion

Building a more inclusive RBS is essential for our customers and colleagues.

Our inclusion policy applies to all our colleagues globally to make sure everyone feels included and valued, regardless of their background.

As at 31 December 2016, our permanent headcount was 79,099. 48% were male and 52% female.

We continue to work towards our goal of having at least 30% senior women in our top three leadership layers across each business by 2020 and to be fully gender balanced by 2030. We have a positive action approach in place, tailored by business, according to the specific challenges they face.

During 2016, we continued to roll out unconscious bias learning to all our colleagues to create a solid platform for the wider inclusion agenda. Almost 30,000 colleagues participated in unconscious bias training in 2016.

Our disability plan will support us becoming a disability smart organisation by 2018. It addresses areas for improvement including branch access, accessible services, improving colleague adjustment processes and inserting disability checkpoints into our key processes and practices.

We continue to focus on building an ethnically diverse RBS. Our plan focuses on positive action and includes reciprocal mentoring, targeted development workshops and leadership programmes and ensuring we have a Black, Asian and Minority Ethnic (BAME) focus on recruitment, talent identification and promotion.

Our LGBT agenda continues to deliver a better experience for our LGBT colleagues and customers. We have processes in place to support updating gender and title on customers’ banking records and to support colleagues undergoing gender transition. And, we continue to support our 16,000-strong colleague networks.

Historically we have reported by grade, which has enabled us to track trend year on year, however as the structure of our business has changed, we have evolved our approach to reflect our organisational (CEO) levels. This method more accurately describes our gender balance at leadership/pipeline levels and is reflective of how work gets done across the bank.

Grade	#Women	#Men	%Women
CEO – 1	3	10	23
CEO – 2	33	73	31
CEO – 3	232	443	34
CEO – 4	1512	1891	44
Target population (CEO – 3 and above)	268	526	34

Male		Female
Executive Employees	113 (78%)	32 (22%)
Directors of Subsidiaries	481 (84%)	90 (16%)

There were 716 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries. The RBS Board of directors has twelve members, consisting of nine male and three female directors.

Our Approach

Our Customers

RBS remains committed to achieving its target of being the number one bank for customer service, trust and advocacy by 2020.

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

The table below lists all of the businesses for which we have an NPS for 2016. Year-on-year, NatWest Personal and Commercial Banking have improved, along with Ulster Bank Business and Commercial in Northern Ireland and Ulster Bank Business Direct in the Republic of Ireland. In Great Britain, we have also narrowed the gap to number one in Commercial Banking. We do, however, acknowledge that there is still work to do, with four brands missing their year end targets.

In recent years, RBS has launched a number of initiatives to make it simpler, fairer and easier for customers to do business with the bank.

		Q4 2015	Q3 2016	Q4 2016	Year end 2016 target
Personal Banking	NatWest (England & Wales) (1)	9	11	13	15
	Royal Bank of Scotland (Scotland) (1)	-9	-2	-4	-5
	Ulster Bank (Northern Ireland) (2)	-9	-16	-16	-3
	Ulster Bank (Republic of Ireland) (2)	-14	-8	-7	-10
Business Banking	NatWest (England & Wales) (3)	9	4	-2	13
	Royal Bank of Scotland (Scotland) (3)	-7	-4	-5	2
Business Direct	Ulster Bank (Republic of Ireland) (5)	-21	n/a	-2	-15
Business & Commercial	Ulster Bank (Northern Ireland) (4)	-19	0	0	-4
Commercial Banking (6)		9	21	20	17

Customer Trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Customer trust in NatWest in England & Wales has exceeded its 2016 target, improving from 48% at Q4 2015 to 55% at Q4 2016. Trust in RBS in Scotland has fallen year on year (from 14% in Q4 2015 to 13% in Q4 2016) and has fallen behind its target for 2016. This is primarily due to ongoing reputational and legacy issues that the bank continues to work to resolve.

		Q4 2015	Q3 2016	Q4 2016	Year end 2016 target
Customer trust (7)	NatWest (England & Wales)	48%	48%	55%	51%
	Royal Bank of Scotland (Scotland)	14%	13%	13%	26%

Notes:

(1)  Source:  GfK  FRS  6  month  rolling  data.  Latest  base  sizes:  NatWest  (England  &  Wales)  (3313)  Royal  Bank  of  Scotland  (Scotland)  (527).  Based  on  the  question:  “How  likely  is  it  that  you would recommend  (brand)  to  a  relative,  friend  or  colleague  in  the  next  12  months  for  current  account  banking?”

(2)  Source:  Coyne  Research  12  month  rolling  data.  Latest  base  sizes:  Ulster  Bank  NI  (375)  Ulster  Bank  RoI  (322)  Question:  “Please  indicate  to  what  extent  you  would  be likely to  recommend (brand) to  your  friends  or  family  using  a  scale  of  0  to  10  where  0  is  not  at  all  likely  and  10  is  extremely  likely”.

(3)  Source:  Charterhouse  Research  Business  Banking  Survey  (GB),  based  on  interviews  with  businesses  with  an  annual  turnover  up  to  £2  million.  Quarterly  rolling  data.  Latest  base  sizes: NatWest England  &  Wales  (1258),  RBS  Scotland  (422).  Weighted  by  region  and  turnover  to  be  representative  of  businesses  in  England  &  Wales/Scotland,  4  quarter  rolling  data.

(4)  Source:  Charterhouse  Research  Business  Banking  Survey  (NI),  based  on  interviews  with  businesses  with  an  annual  turnover  up  to  £1  billion.  Latest  base  size:  Ulster  (399)  Weighted  by turnover and  industry  sector  to  be  representative  of  businesses  in  Northern  Ireland,  4  quarter  rolling  data.

(5)  Source:  PWC  ROI  Business  Banking  Tracker  2016  (annual  study  only).  Latest  sample  size:  Ulster  Bank  (218)  In  2017  we  will  be  switching  the  source  of  advocacy  measurement  for  Ulster Bank Business  in  RoI  to  Red  C.  Red  C  is  a  recognised  research  agency  that  will  provide  more  frequent  reporting  of  NPS,  as  well  as  additional  diagnostic  customer  feedback  to  help  us improve the customer  experience.

(6)  Source:  Charterhouse  Research  Business  Banking  Survey  (GB),  based  on  interviews  with  businesses  with  annual  turnover  between  £2  million  and  £1  billion.  Latest  base  size:  RBSG Great Britain  (935).  Weighted  by  region  and  turnover  to  be  representative  of  businesses  in  Great  Britain,  4  quarter  rolling  data.

(7)  Source:  Populus.  Latest  quarter’s  data.  Measured  as  a  net  of  those  that  trust  RBS/NatWest  to  do  the  right  thing,  less  those  that  do  not.  Latest  base  sizes:  NatWest,  England  &  Wales (871),  RBS  Scotland  (226).

Our operating enviroment

Key influences in our operating environment

Our ability to serve customers and create value for the long term is heavily influenced by the environment in which we operate. We have assessed the importance of these influences both in terms of their relevance to our stakeholders (including customers, investors, UK government, employees and civil society) and their potential commercial impact on us. We have categorised them accordingly, shown in the diagram below. This provides additional context for our performance and future strategy. Each influence is briefly described on the following pages, with links provided to the relevant parts of the Strategic Report for more detail.

Our operating enviroment

Influences explained and where to find out more.

Our operating enviroment

Our operating enviroment

Our direct environmental footprint

RBS is committed to reducing the environmental impact of serving our customers. We outperformed our 2020 targets of 20% carbon, 5% water and 50% paper reduction during 2016 and we will increase our ambition in these areas during 2017. Our decrease in total carbon emissions is largely attributable to a 15% per full time equivalents reduction in energy consumption since 2014. We are containing growth in Data Centre energy consumption through legacy IT decommissions and energy reduction initiatives. The rationalisation of property space and investment in building management systems in 384 branches and 17 offices are examples of a number of projects delivering energy reductions. We buy renewable electricity in the UK, reflected in our market-based CO2e emissions figure. Scope 3 business travel emissions are being driven down by a reduction in long haul flights, a focus on associated cost and improved virtual collaboration tools.

In 2016 we diverted 96% of waste from landfill in the UK, 70% globally. An increase in waste volume compared with 2015 is partly attributed to the destruction of outdated paper records which are recycled along with all paper waste. Removing paper hand towels from 800 branches and 22 offices has helped keep waste volume down. Sending food waste to anaerobic digestion and coffee waste for bio-fuel improves our recycling rate. Paper usage is linked to use of digital channels with approximately 55% of personal and business banking customers receiving online statements and a reduction in internal print of 20% in 2016.

We collaborate with colleagues and suppliers to improve performance in all areas. Our Innovation Gateway crowdsourcing community is a partnership with corporates and universities, now sourcing new solutions from 1,300 SMEs. We’ve tested 34 of these new products in our facilities since 2014 with notable success in reducing water usage. We engage colleagues via bank wide ‘Determined to Make a Difference’ campaigns. In 2016, 1,200 colleagues logged over 2500 activities to reduce our environmental impact, via our green reward app JUMP.

Carbon emissions disclosure

Notes:

*Scope 1: Emissions from fluorinated gas loss and fuel combustion in RBS premises/vehicles. **Scope 2: Emissions from electricity, district heating and district cooling used in RBS premises. ***Scope  3:  Emissions  associated  with  business  travel  (air,  rail  and  road)  by  RBS  employees.  ****  Scope  3  emissions  have  been  restated  and  rebaselined  to  include  Taxis  in  India.

***** market-based  emissions  have  been  calculated  using  the  GHG  Protocol  guidelines.  RBS  has  purchased  renewable  electricity  that  meets  the  Good  Quality  Criteria  since  March  2016. Paper  and  business  travel  targets  have  a  baseline  year  of  2011.

Our operating enviroment

Our approach to human rights and modern slavery

RBS takes a proactive approach to upholding our commitment to respect human rights. This includes regular review of our policies and procedures. Our approach is centred on identifying and mitigating potential human rights risks across our business and our sphere of influence.

A main focus during 2016 has been to meet our new obligations under the Modern Slavery Act 2015 (MSA), which aims to protect victims, bring perpetrators to justice and provide more effective tools for law enforcement. We welcome the MSA and its aim to eradicate forced labour and human trafficking.

In accordance with the requirements of the MSA, our first annual statement will be published and available on our website in Spring 2017. Ahead of this we published an interim statement in December 2016 setting out our approach and seeking the input of external stakeholders.

We are taking a human rights approach to understand the impacts of our operations and supply chain. We are also working to ensure our employees, suppliers and customers are aware of the risks and are able to address any issues when they arise.

These steps include: reviewing and updating our policy commitments; raising awareness among employees; targeted training to relevant employees, such as supply chain managers and relationship managers; incorporating requirements under the MSA into our supplier sourcing process; and embedding MSA commitments within our Environment, Social and Ethical (ESE) Risk Policy and processes. Modern slavery, forced labour and harmful child labour are prohibited within our reputational and ESE risk framework, and our Sustainable Procurement Code.

RBS’s international human rights’ commitments are set out in our Human Rights Position Statement. Our approach is underpinned by our values  and standards. For employees this is via the RBS Code of Conduct – ‘Our Code’ which was updated in 2016. Our Code includes a clear commitment to respect human rights, and the Yes Check, a tool to guide good decision-making. Employees are consulted on key aspects of their working environment, and they can utilise a confidential helpline to discuss any matters of concern. We are an accredited Living Wage employer, and the process of extending the Living Wage to our suppliers continued through 2016.

For suppliers, our Sustainable Procurement Code sets out  the international human rights commitments we expect of the companies that we work with, including labour standards and non- discrimination.

Our ESE Risk Policy applies to our customers, and is kept under review. Alongside our sector specific risk appetite positions we have outlined ESE risk concerns for customers operating outside of these sectors. Our policy identifies human rights risks and due diligence is carried out on clients when human rights risks are identified. We expect our customers to share our commitment to respecting human rights within their operations.

Our commitment to the international progress of human rights includes being a signatory of the United Nations Global Compact since 2003, and we reaffirm our commitment to the ten principles of the Global Compact. We are committed to the implementation of the UN Guiding Principles on Business and Human Rights and participate with our peers in initiatives such as the Thun Group and United Nations Environment Programme Finance Initiative, to understand how these can best be applied. We have adopted the Equator Principles, since their inception in 2003, to manage social and environmental risks, including human rights, inproject-related transactions.

Our operating enviroment

Independent assurance

The Royal Bank of Scotland Group plc appointed Ernst & Young LLP to provide limited independent assurance over selected sustainability content within the Strategic Report (“the Report”), as at and for the period  ended 31 December 2016. The assurance engagement was planned and performed in accordance with the International Standard for Assurance Engagements (ISAE) 3000 Revised, Assurance Engagements Other  Than Audits or Reviews of Historical Financial Information.

These procedures were designed to conclude on:

The consistency of selected narrative claims on sustainability with underlying performance information, and;

The accuracy and completeness of the sustainability performance indicators listed below:

•  Value (£) of attempted fraud prevented in UK;

•  Number of cases raised via Speak Up, the bank’s whistleblowing service;

•  Total gender balance in top 3 senior layers;

•  Customer Trust score;

•  % personal customers who are digitally active;

•  Total scope 1 and 2 location based CO2e emissions and Scope 3 emissions from business travel;

•  Number of Foundation accounts opened; and

•  Lending to small and medium sized enterprises (SMEs) across England, Scotland and Wales.

An unqualified opinion was issued and is available on rbs.com, along with further details of the scope, respective responsibilities, work performed, limitations and conclusions.

Our operating enviroment

Key economic indicators

The UK economy grew by 2.1% in 2016, down from 2.2% in 2015 and close to its long-run average.

In a healthy job market, the number of people in work increased by 350,000 and unemployment fell below 5% for the first time since 2005. With inflation of 1.6%, wage growth of 2.8% provided a modest boost to consumers’ spending power. Business profitability remained strong and business investment fell by around 2%. House price inflation moderated, but at 5% remained high.

Summary

The main development in 2016 was the fall in the value of sterling, which finished the year down 15%, 10% of that happening after the EU referendum. That quickly fed through to higher import costs, with producers’ input prices rising by 16%, squeezing firms’ margins. The Bank of England expects consumer price inflation to reach around 2.75% in 2017 and 2018, above the target set by Parliament. However, the Bank of England has not raised interest rates to moderate inflation. Rather, in August it cut Bank Rate to 0.25%. That reflected its concern that leaving the European Union would lead growth to slow and inflation to undershoot the target. In addition, the Bank of England tends to disregard inflation caused by a currency change unless it feeds through to wages.

The Republic of Ireland continued to grow at around 4%, with domestic demand contributing more, and exports less to  growth  than  in  recent  years.  Unemployment  continued  to  fall,  ending the year at 7.2%. House price inflation accelerated to 9% from 4.6% in 2015.

Eurozone area growth slowed slightly to 1.7% from 1.8%. Unemployment remained close to 10%. With inflation still close to zero, the European Central Bank reduced interest rates and expanded its quantitative easing programme.

Reflecting continued modest growth 1.6%, rising employment two million, and falling unemployment 4.7%, the US Federal Reserve raised the target range for its main interest rate by 0.25% to 0.5-0.75% in December.

While the year opened with considerable market volatility, which reflected concerns about the outlook for China, growth there was 6.7%, reflecting actions by the authorities to boost activity. That had beneficial spillover effects among some of China’s trading partners.

Despite continued growth and low unemployment in the UK, markets continue to expect interest rates to remain low. At the year’s end, the first rise in Bank Rate was expected around mid-2019. While that partly reflects the Bank of England’s response to the EU referendum result, more important are structural factors; slower global growth, higher levels of desired saving and lower levels of desired investment, which have been pushing down real interest rates for some time and which are likely to persist.

Our operating enviroment

Our operating enviroment

Risk overview

Effective risk management plays a central role in the successful development and execution of our strategy. Our Risk appetite is set in line with the overall strategy and approved by the board while the risk management framework identifies and manages current and emerging risks that could materially affect the delivery of the RBS strategy.

Progress in 2016

RBS has  continued  to  make  progress against its strategic objectives of reducing risk and strengthening both the balance sheet and the capital position. Against a backdrop of uncertainty in the wider political and economic environment, risk management played a key role in positioning RBS to prepare for, and respond to  developments.

In particular,  there  has  been  a  focus  on enhancing our  risk  appetite  framework and communicating  and  embedding  it across the bank. For each of our material risks, significant emphasis has been placed on reviewing current measures along with associated limits and triggers and also the way our risk profile compared to risk appetite is reported across RBS. Risk culture has continued to be at the forefront of our work as RBS moves towards the achievement of its strategic objectives. To that end, the ambition is to make risk management simply part of the way colleagues across RBS work and think. In support of this, during 2016 the RBS-wide action plan focused on assessment, identifying and taking actions to build clarity, develop capability and motivate staff.

Similarly, activity has been underway to enhance our operational risk management framework to help ensure our businesses maintain a safe and secure environment for our customers. As part of this, during 2016 there was a focus on risk and control assessment, particularly  relating  to  our most material products, processes and services. In  addition,  there  continued  to be an emphasis on understanding and managing the risks relating to RBS’s transformation agenda.

In market risk, sustained effort has been necessary to anticipate and respond to major developments in the wider environment. Managing this has required close collaboration between our first and second lines of defence but, in turn, has demonstrated RBS’s continued commitment to its wholesale banking proposition.

RWAs continued to decline (6%), ending the year at £228 billion (from £243 billion in 2015). The decline was driven by continued run down in Capital Resolution, where RWAs fell by £14.5 billion during the year, offset in part by an increase in RWAs in the core franchises.

The Common Equity Tier 1 (CET1) ratio decreased by 210 basis points to 13.4% in 2016, reflecting lower CET1 capital partially offset by a reduction in RWAs. Litigation and conduct charges of £5.9 billion in 2016 contributed to a significant  reduction  in  the  CET1  capital.  Management actions to normalise the ownership structure and improve the long-term resilience of RBS also contributed to the reduction. These actions included the final Dividend Access Share payment of £1.2 billion and the impact of the accelerated pension payment  of  £4.2  billion.  Tier  1 capital benefitted  from  the  successful  issuance  of  £2  billion  of  Additional  Tier  1 (AT1) capital  notes.

The leverage ratio fell by 50bps to 5.1% during 2016. This reflected the fall in the CET1 position, partly offset by the successful issuance of an additional £2 billion equivalent of AT1 instruments as planned at the beginning of the year. The Bank of England leverage ratio benefited from an additional 50bps uplift following the FPC’s guidance on 4 August that allowed banks, under certain conditions, to exclude central bank reserves from the leverage exposure measure. RBS also issued £4.2 billion of MREL-eligible senior debt as part of the issuance plan to meet its steady-state bail-in requirements by 2022.

In the Bank of England 2016 stress test, RBS did not meet its common equity Tier 1 (CET1) capital or Tier 1 leverage hurdle rates before additional Tier 1 (AT1) conversion under the hypothetical adverse scenario. After AT1 conversion, it did not meet its CET1 systemic reference point or Tier 1 leverage ratio  hurdle  rate.  Based  on  RBS’s  own assessment of its resilience identified during the stress-testing process, RBS has already updated its capital plan to incorporate further capital strengthening actions  and  this  revised plan has  been  accepted  by  the  PRA  Board. The PRA will continue to monitor RBS’s progress against its revised capital plan.

Our operating enviroment

RBS maintained a robust liquidity and funding risk profile in 2016. Its loan-to- deposit-ratio was 91% at 31 December 2016, compared with 89% in 2015. The latest Internal Liquidity Adequacy Assessment Process (ILAAP) showed that RBS is in a strong position to withstand liquidity stress scenarios. It suggested that RBS’s liquidity portfolio was large enough to cover more than 139% of the expected outflows in the worst of three severe scenarios.

Litigation and conduct costs of £5,868 million included a £3,107 million provision in relation to various investigations and litigation matters relating to RBS’s issuance and underwriting of residential mortgage- backed securities (RMBS), an additional charge in respect of the settlement with the National Credit Union Administration Board to resolve two outstanding RMBS lawsuits, a provision in respect of the UK 2008 rights issue shareholder litigation, additional PPI provisions, a provision in respect of the FCA review of RBS’s treatment of SMEs and a charge in Ulster Bank RoI in respect of an industry-wide examination of tracker mortgages.

Top and emerging risks

RBS employs a continuous process for identifying and managing its top and emerging risks. These are defined as scenarios that could have a significant negative impact on RBS’s ability to operate or meet its strategic objectives. A number of scenarios attracted particular attention in 2016.

Macro-economic and political risks:

 RBS remains vulnerable to changes and uncertainty in the external economic and political environment, which have intensified in the past year. To mitigate these risks, RBS has taken actions in 2016 with its capital, liquidity and leverage positions. A number of higher-risk portfolios have been exited or reduced. Stress testing and scenario planning is used extensively to inform strategic planning and risk mitigation relating to a range of macro-economic and political risks. Scenarios identified as having a potentially material negative impact on RBS include: the impact of the UK’s exit from the EU; a second Scottish independence referendum; a UK recession including significant falls in house prices; global financial market volatility linked to advanced economy interest rate increases or decreases; a protracted period of low interest rates in the UK; vulnerabilities in emerging market economies resulting in contagion in RBS’s core markets; a eurozone crisis; and major geopolitical instability.

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

An increase in obligations to support pension schemes:

If economic growth stagnates and interest rates continue to remain low, the value of pension scheme assets may not be adequate to fund pension scheme liabilities. The actuarial deficit in RBS pension schemes – as determined by the most recent triennial valuations – has increased, requiring RBS to increase its current and future cash contributions to the schemes. An acceleration of certain previously- committed pension contributions  was made in Q1 2016 to reduce this risk. Depending on the economic and monetary conditions and longevity of scheme members prevailing at that time, the actuarial deficit may increase at subsequent valuations and is expected to  be  affected  by  ring-fencing.

Regulatory and legal risks

The impacts of past business conduct: Future litigation and conduct charges could be substantial. RBS is involved in a number of investigations, including: ongoing class action litigation, securitisation and mortgage- backed securities related litigation, investigations into foreign exchange trading and rate-setting activities, continuing  LIBOR-related  litigation and investigations, investigations into the treatment of small and medium- sized business customers in financial difficulty, anti-money laundering, sanctions, mis-selling (including  mis-selling of payment protection insurance products). Settlements may result in additional financial penalties, non-monetary penalties or other consequences, which may be material.

More detail on these issues can be found in the Litigation, Investigations and Reviews and Risk Factors sections of the 2016 Annual Report on Form 20-F. To prevent future conduct from resulting in similar impacts, RBS continues to embed a strong and comprehensive risk and compliance culture.

Our operating enviroment

Risks to income, costs and business models arising from regulatory requirements:

RBS is exposed to the risk of further increases in regulatory capital requirements as well as risks related to new regulations that could affect its business models, such as Open Banking. RBS considers and incorporates the implications of proposed or potential regulatory activities in its strategic and financial plans.

Operational and execution risks increased losses arising from a failure to execute major projects successfully:

The successful execution of major projects, including the transformation plan, the restructuring of NatWest Markets, meeting the final European Commission State Aid requirements relating to Williams & Glyn compliance with structural reform requirements including the statutory ring-fencing requirements implemented as a result of the Independent Commission on Banking; delivering a robust control environment and the embedding of a strong and pervasive, customer centred organisational and risk culture, are essential to meet RBS’s strategic objectives. These projects cover organisational structure, business strategy, information technology systems, operational processes and product offerings. RBS is working to implement change in line with its project plans while assessing the risks to implementation and is taking steps to mitigate those risks where possible.

Impact of cyber attacks:

Cyber attacks are increasing in frequency and severity across the industry. RBS has participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a large scale programme to continue to improve controls, enhance protections and educate staff on the threat is underway.

Inability to recruit or retain suitable staff:

There is a risk that RBS lacks sufficient capability or capacity at a senior level to deliver – or to adapt to – change.

RBS monitors people risk closely and has plans in place to support retention of key roles, with wider programmes supporting engagement and training for all staff.

Failure of information technology systems:

RBS’s information technology systems may be subject to failure. As such systems are complex, recovering from failure is challenging. To mitigate these risks, a major investment programme has significantly improved the resilience of the systems and further progress is expected. Back-up system sustainability has improved, and a ‘mirror bank’ system, to provide basic services, if needed, has been created.

Full risk factors are discussed on pages 509 to 578 of the 2016 Annual Report on Form 20-F

Case Study - Making sense of money

MoneySense is our flagship financial education programme for young people aged between 5 and 18. It aims to help young people towards a better financial future. Since we started providing financial education in schools over 22 years ago, we’ve helped an estimated 4.5 million young people understand all about money.  By the end of 2018, we’ll have helped a further one million young people.

Our programme is used to deliver lessons in primary and secondary schools in the UK and Ireland, thanks to the support of registered teachers and our dedicated volunteer network of over 2,800 employees.

We’re proud of the work MoneySense does in our communities. By helping young people understand things like budgeting, saving and online security we’re supporting them to become financially independent and confident money managers.

Business review

RBS is structured around becoming number one for service, trust and advocacy as we meet the ambitions and needs of our retail, business, commercial and corporate customers. Organised under three customer-facing franchises, our core businesses are centred around the UK and Ireland markets with a focused international capability.

Personal & Business Banking

Personal & Business Banking (includes reportable segments UK PBB and Ulster Bank RoI); contribution to income of 47%

Les Matheson

CEO, Personal & Business Banking

Personal & Business Banking

Personal & Business Banking (PBB) serves individual and mass affluent customers together with small businesses (generally up to £2 million turnover). Our principal brands are NatWest in England and Wales, Royal Bank of Scotland in Scotland, and Ulster Bank RoI in the Republic of Ireland. The operations of Ulster Bank in Northern Ireland have been combined with the main UK businesses.

Performance overview

PBB recorded an operating profit of £1,401 million in 2016 compared with £1,292 million in 2015 (UK PBB £1,381 million compared with £1,030 million in 2015; Ulster Bank RoI £20 million compared with £262 million in 2015).

Adjusted operating profit which excluded own credit adjustments, restructuring costs and litigation and conduct costs of £2,431 million was in line with 2015 (UK PBB operating profit excluding restructuring costs of £187 million (2015 - £167 million) and litigation and conduct costs of £634 million (2015 - £972 million) was £2,202 million (2015 - £2,169 million; Ulster Bank RoI operating profit excluding own credit adjustments of £3 million (2015 – nil), restructuring costs £40 million (2015 - £15 million) and litigation and conduct costs £172 million (2015 - £13 million credit) was £229 million (2015 - £264 million), as a reduction in net impairment releases was offset by higher income associated with volume growth.

Total income increased by £116 million, or 2%, to £5,866 million compared with 2015  (UK PBB increased by £90 million, or 2%, to £5,290 million compared with 2015 and Ulster Bank RoI increased by £26 million, or 5%, to £576 million compared with 2015) as the benefit of asset volume growth has more than offset margin compression. Net interest margin declined by 13 basis points to 2.80% (UK PBB declined 17 basis points to 3.01% and Ulster Bank RoI increased by 5 basis points to 1.62%) reflecting  the impact of the overall portfolio mix being increasingly weighted towards secured lending and mortgage customers switching from standard variable rate (SVR) to lower rate products.

Net loans and advances of £151.0 billion were £14.5 billion, or 11%, higher than in 2015 (UK PBB net loans and advances of £132.1 billion were £12.3 billion, or 10%, higher; Ulster Bank RoI net loans and advances of £18.9 billion were £2.2 billion or 13% higher), principally reflecting mortgage growth.

Business review

Operating expenses were £4,495 million (UK PBB £3,826 million (2015 - £4,177 million); Ulster Bank RoI £669 million; (2015 - £429 million)). Adjusted operating expenses, which exclude restructuring and litigation and conduct costs, were £3,462 million (UK PBB adjusted operating expenses, which exclude restructuring costs of £187 million (2015 - £167 million) and litigation and conduct costs of £634 million (2015 - £972 million) were £3,005 million (2015 - £3,038 million; Ulster Bank RoI adjusted operating expenses, which  exclude restructuring costs £40 million (2015 - £15 million) and litigation and conduct costs £172 million (2015 - £13 million credit) were £457 million (2015 - £427 million), in line with 2015.

Credit conditions remained benign, with a net impairment release of £30 million in 2016 compared with £148 million in 2015. (UK PBB net impairment losses were £83 million compared with £7 million releases in 2015; Ulster Bank ROI net impairment releases were £113 million compared with £141 million in 2015).

Case Study - Upwardly mobile

Whether it’s logging in with your fingerprint, paying your contacts through your phone, cancelling a direct debit or amending standing orders, we’ve been working hard to make our apps even more convenient for customers, by making them easier to use and giving them increased functionality. In fact, over a third of all personal product sales are now completed digitally.

We’re investing in our apps because increasing numbers of our customers want to be able to do their banking on the move. 4.2 million customers in the UK now use our apps.

Performance highlights

	2016			2015
	UK PBB	Ulster Bank RoI	PBB	UK PBB	Ulster Bank RoI	PBB
Return on equity (%)	16.2	0.7	11.6	11.7	10.6	11.4
Net interest margin (%)	3.01	1.62	2.80	3.18	1.57	2.93
Cost:income ratio (%)	72	116	77	80	78	80
Operating profit (£m)	1,381	20	1,401	1,030	262	1,292
Operating expenses (£m)	(3,826)	(669)	(4,495)	(4,177)	(429)	(4,606)
Restructuring costs (£m)	(187)	(40)	(227)	(167)	(15)	(182)
Litigation and conduct costs (£m)	(634)	(172)	(806)	(972)	13	(959)
Operating profit excluding own credit adjustments, restructuring and litigation and conduct costs (£m)	2,202	229	2,431	2,169	264	2,433
Operating expenses excluding restructuring and litigation and conduct costs (£m)	(3,005)	(457)	(3,462)	(3,038)	(427)	(3,465)
Net loans and advances to customers (£bn)	132.1	18.9	151.0	119.8	16.7	136.5
Customer deposits (£bn)	145.8	16.1	161.9	137.8	13.1	150.9
Loan:deposit ratio (%)	91	117	93	87	127	90
Risk-weighted assets (£bn)	32.7	18.1	50.8	33.3	19.4	52.7

Building a better bank that serves customers well

PBB continue to make the bank simpler and fairer for customers by simplifying processes, professional standards training and removing sales based incentives for frontline staff.

Business review

We continued to make better use of our digital channels to make it simpler to serve our customers and easier for them to do business with us. We now have 4.2 million customers in the UK regularly using our mobile app, 19% higher than the end of 2015, and around 60% of our personal customers used a digital channel within the last 90 days. In 2016, we more than doubled the number of customers who purchased a product through our mobile channel compared with 2015. NatWest customers can now apply for personal loans, credit cards and overdrafts via the mobile app, facilitating approximately 8% of total applications. Advocacy amongst our active mobile customers increased significantly over 2016 with NatWest mobile NPS at an all time high of +52.

Our new business banking ‘Online Account Opening’ service now allows start up business customers to submit  an  application  online  in  just ten minutes and get a sort code and account number  in  under  an  hour. RBS was awarded a Moneyfacts 5 star rating for Business Banking accounts.

In addition to our digital channels, PBB continues to provide multiple physical channels for serving customers, including access to a network of c.11,500 Post Office branches in the UK, c.1,000 An Post branches in the Republic of Ireland, and 41 mobile banking vans alongside our existing network of 1,425 branches and 4,646 ATMs.

PBB continues to help people manage their money better through; MoneySense, First Saver accounts, offering impartial advice, text alerts to customers and in-house Citizens Advice Bureau advisors to help distressed customers.

RBS enhanced its support for social enterprises in 2016. In May, RBS launched a new SE100 Social Business Club with communications agency Matter & Co. The partnership offers a package of business support plus a special programme of regional events. In addition, RBS also increased its support to social enterprises through its lending charity Social  &  Community  Capital.

Following the launch of the Foundation account, an improved version of our Basic bank account, we opened a further 40,860 Foundation accounts in 2016, helping customers who would generally be declined a bank account.

Our customers, the bank and our entire industry faced a bigger threat from fraud, scams and cyber attacks in 2016. In response, we trained our staff to spot phishing e-mails and we ran security awareness seminars and events for around 12,800 customers, staff and industry partners.

Case Study - Committed to service

In 2015, Chief Executive, Ross McEwan, signed the Armed Forces Covenant, pledging that no customers or colleagues would be disadvantaged because of their involvement with the military.

Our Holt’s Military Banking colleagues have specialist knowledge   of the armed forces, which helps them to better understand, and serve, our armed forces customers. Many bank colleagues are also associated with the armed forces – whether they are reservists, veterans or family members – and need support too.

This year, the bank’s support of these customers and colleagues was rewarded, when we were awarded the Gold Award by the Ministry of Defence Employer Recognition scheme.

Defence Secretary Michael Fallon said: “This commitment is making a real difference to everyone who serves and their families – whether giving Reservists more time to train or supporting veterans”.

Business review

Commercial & Private Banking (CPB)

Commercial & Private Banking (includes reportable segments Commercial Banking, Private Banking and RBSI) contribution to income of 35%

Alison Rose

CEO, Commercial & Private Banking

Commercial & Private Banking

Commercial & Private Banking (CPB) serves commercial and corporate customers, operating principally through the NatWest, Royal Bank of Scotland and Lombard brands, and high net worth individuals, through Coutts and Adam & Company. RBS International (RBSI) continues to focus on supporting retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man, Gibraltar and Luxembourg. CPB aims to support the UK and Western European economies through its provision of credit and banking services to help businesses grow.

Performance overview

Commercial & Private Banking (CPB) serves commercial and corporate customers, operating principally through the NatWest,

Royal Bank of Scotland and Lombard brands, and high net worth individuals, through Coutts and Adam & Company. RBS International (RBSI) continues to focus on supporting retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man, Gibraltar and Luxembourg. CPB aims to support the UK and Western European economies through its provision of credit and banking services to help businesses grow.

CPB recorded an operating profit of £1,043 million compared with £1,001 million in 2015 (Operating profit for Commercial Banking was £742 million (2015 - £1,264million); Private Banking, £111 million (2015 - £470 million loss) and RBSI, £190 million (2015 - £207 million). Adjusted operating profit which excludes restructuring costs, litigation and conduct costs and write down of goodwill was £1,617 million, £91 million lower than 2015 (Commercial Banking adjusted operating profit which excludes restructuring costs of £108 million (2015 - £69 million) and litigation and conduct costs of £423 million (2015 - £51 million) was £1,273 million compared with £1,384 million in 2015; Private Banking adjusted operating profit which excludes restructuring costs of £37 million (2015 - £73 million), litigation and conduct costs of £1 million (2015 - £12 million) and in 2015 write down of goodwill of £498 million, was £149 million compared with £113 million in 2015; RBSI adjusted operating profit which excludes restructuring costs of £5 million (2015 - £4 million) was £195 million compared with £211 million in 2015), largely reflecting an increase in net impairment losses.

Total income of £4,446 million was 1% higher than 2015. (Commercial Banking was £3,415 million, 5% higher than 2015 including the impact of business transfers(1)  ; Private Banking was £657 million, 2% higher than 2015; and RBSI was £374 million, 2% higher than 2015.) Good growth was achieved in lending to UK businesses, with net loans and advances increasing by £11.3 billion, or 10%, to £121.1 billion, (Commercial Banking net loans and advances increased by £8.8 billion, or 10% to £100.1 billion;  Private Banking net loans and advances increased by £1.0 billion, or  9%, to £12.2 billion; and RBSI net loans and advances increased by £1.5 billion, or 21%, to £8.8 billion),driven by increased borrowing across a number of sectors.

Business review

Operating expenses remained stable at £3,190 million (Commercial Banking £2,467 million (2015 - £1,921 million); Private Banking £549 million (2015 - £1,101 million); RBSI £174 million (2015 - £160 million)). Adjusted operating expenses, which exclude restructuring costs, litigation and conduct costs and write down of goodwill and including the impact of business transfers(1)  , increased by 6% to £2,616 million (Commercial Banking adjusted operating expenses, which exclude restructuring costs of £108 million (2015 - £69 million) and litigation and conduct costs of £423 million (2015 - £51 million and including the impact of business transfers £109 million (2015 - £25 million) was £1,936 million compared with £1,801 million in 2015; Private Banking adjusted operating expenses, which exclude restructuring costs of £37 million (2015 - £73 million), litigation and conduct costs of £1 million (2015 - £12 million) and in 2015 write down of goodwill of £498 million, was £511 million compared with £518 million in 2015; RBSI adjusted operating expenses, which  exclude restructuring costs of £5 million (2015 - £4 million) was £169 million compared with £156 million in 2015), reflecting an intangible asset write down and increased investment spend.

Impairment losses of £213 million increased £131 million compared with 2015 (Commercial Banking impairment losses of £206 million increased by £137 million compared with 2015; Private Banking impairment releases were £3 million compared with impairment losses of £13 million in 2015; and RBSI impairment losses were £10 million (2015 – nil), largely reflecting a single name charge taken in respect of the oil and gas portfolio.

Note:

(1) The business transfers included impact of: total income of £218 million (2015 - £79 million;); operating expenses of £109 million (2015 - £25 million) and impairment losses of £50 million (2015 - £1 million releases; 2014 - nil).

Case Study - The shipping news

The Port of Dover is Europe’s busiest ferry port. It’s a vital international gateway for the movement of passengers and trade, handling up to £119 billion of UK trade each year.

The Dover Western Docks Revival is the port’s biggest ever single investment. RBS acted as financial advisor in raising a £200 million package of funding and provided a £35 million revolving credit facility.

This funding will support improvements to the port, transform Dover’s waterfront and create up to 600 new jobs.

Business review

Performance highlights

	2016				2015
	Commercial Banking	Private Banking	RBSI	CPB	Commercial Banking	Private Banking	RBSI	CPB
Return on equity (%)	4.1	5.6	13.8	5.2	9.8	(27.7)	18.5	5.8
Net interest margin (%)	1.76	2.66	1.36	1.80	1.88	2.75	1.48	1.92
Cost:income ratio (%)	72	84	47	72	59	171	44	75
Net loans and advances to customers (£bn)	100.1	12.2	8.8	121.1	91.3	11.2	7.3	109.8
Customer deposits (£bn)	97.9	26.6	25.2	149.7	88.9	23.1	21.3	133.3
Loan:deposit ratio (%)	102	46	35	81	103	48	35	82
Risk-weighted assets (£bn)	78.5	8.6	9.5	96.6	72.3	8.7	8.3	89.3
Operating profit (£m)	742	111	190	1,043	1,264	(470)	207	1,001
Operating expenses (£m)	(2,467)	(549)	(174)	(3,190)	(1,921)	(1,101)	(160)	(3,182)
Restructuring costs (£m)	(108)	(37)	(5)	(150)	(69)	(73)	(4)	(146)
Litigation and conduct costs (£m)	(423)	(1)	-	(424)	(51)	(12)	-	(63)
Write down of goodwill (£m)	-	-	-	-		(498)	-	(498)
Operating profit excluding restructuring, litigation and conduct costs and write down of goodwill (£m)	1,273	149	195	1,617	1,384	113	211	1,708
Operating expenses excluding restructuring, litigation and conduct costs and write down of goodwill (£m)	(1,936)	(511)	(169)	(2,616)	(1,801)	(518)	(156)	(2,475)

Business review

Building a better bank that serves customers well

Commercial Banking reported the largest (and only significant) year on year improvement in NPS amongst major UK banks.

Nearly 80% of our commercial customers’ interaction with us is via digital channels, with around 270,000 payments processed every day.

Coutts won the best private bank in the UK for the fifth year running, best private bank for philanthropy services and best initiative of the year in client facing technology at the Global Private Banking Awards, and was highly commended for innovation for its ‘Coutts Concierge Online’.

Our customers continue to benefit from the synergies between Commercial and Private Banking, with 1,100 referrals between Commercial and Private Banking in 2016.

RBS continues to support UK business growth through the launch of 6 new business accelerator hubs in 2016, bringing the total to 12. In addition, NatWest launched a £1 billion lending fund to support small businesses.

Case Study - Bright sparks

Several million homes will be more energy efficient thanks to advice from bank experts on the biggest UK smart metering finance deal to date.

Our Structured Finance team helped Calvin Capital fund its £1 billion ‘Project Spark’, which will support the installation of smart meters in seven million homes up and down the country.

The project is the largest of its kind in the UK, and represents a major step towards a government target to replace traditional meters in all homes by 2020.

Business review

NatWest Markets

NatWest Markets - Share of non-statutory operating profit, (13%)

Chris Marks

CEO, NatWest Markets

NatWest Markets

NatWest Markets provides financing and risk management solutions and is built around three product lines: Rates, Currencies and Financing. NatWest Markets puts its customers at the centre of the way it does business.

Performance overview

NatWest Markets reported an operating loss of £386 million compared with an operating loss of £837 million in 2015 and included litigation and conduct costs of £528 million. Adjusted operating profit which excludes own credit adjustments of £53 million (2015 - £120 million), restructuring costs of £112 million (2015 - £524 million) and litigation and conduct costs of £528 million (2015 - £378 million), was £201 million compared with a loss of £55 million in 2015. The increase was driven by lower operating expenses, excluding restructuring costs and litigation and conduct costs, and increased income.

Total income increased by £47 million to £1,574 million compared with 2015. Income excluding own credit adjustments of £53 million (2015 - £120 million) increased by £114 million, or 8%, to £1,521 million and included the impact of transfers of £98 million in 2015. The increase was driven by Rates and Currencies, reflecting sustained customer activity throughout the year and favourable market conditions following the EU referendum and subsequent central bank actions.

Operating expenses decreased from £2,369 million to £1,960 million in 2016, driven by lower restructuring costs and lower operating expenses, excluding restructuring costs and litigation and conduct costs.  Adjusted operating expenses, which exclude restructuring costs of £112 million (2015 - £524 million) and litigation and conduct costs of £528 million (2015 - £378 million), reduced by £147 million, or 10%, reflecting c.£250 million of cost reductions partially offset by higher investment spend and also included the impact of  business transfers of £31 million in 2015.

Case Study - Simple solutions

After buying mobile phone operator EE, telecoms group BT wanted to convert the bank loan it used for the acquisition into a longer-dated format.

We acted as a lead bond arranger as well as a cross- currency swap market hedge coordinator, and billing and delivery bank on the five-year bond. By focusing on excellent customer service and through our integrated one-team approach, we were able to find the best solution and to make the process as simple as possible.

This helped BT to return to the European bond market for the first time in nearly two years.

Business review

Performance highlights	2016	2015
Return on equity (%)	(6.6)	(11.1)
Net interest margin (%)	0.84	0.53
Cost:income ratio (%)	125	155
Total assets (£bn)	240.0	215.3
Funded assets (£bn)	100.9	103.3
Risk-weighted assets (£bn)	35.2	33.1

Building a better bank that serves customers well

The NatWest Markets brand was introduced on 5 December 2016. The new brand is an important step towards our ambition to become No.1 for customers.

NatWest Markets started a Multi-year transformation in February 2015 and real progress is being made towards building a technology-led business with ongoing investment to improve efficiency and reduce costs while sustaining a well-controlled end-to- end model.

The business’s progress against its transformation plan is already being recognised externally:

– No.1 for Gilts by Market Share EMEA FIs (Source: Greenwich Associates, European  Fixed  Income 2016 – Government Bonds)

– No.1 for GBP Options, GBP Inflation and GBP 2Y – 10Y IRS (Source: Total Derivatives Dealer Rankings 2016)

– Best bank for FX post-trade services (FX Week Best Bank Awards 2016)

– No.1 for all European Issuers in the private placement market (Source: Dealogic Private Placement Review, Full Year 2016)

– Best for putting corporate client’s interest before the bank’s (Source: Global Capital Bond Awards 2016)

– NatWest Markets gained or held share in every Rates & FX product category for EMEA and the Americas (Source: Coalition Client Analytics Top 500 FI Wallets: G10 Foreign Exchange, G10  Rates)

Business review

Capital Resolution

Mark Bailie

Chief Operating Officer

Capital Resolution

Capital Resolution was established to execute the sale or wind down of most of the global footprint, from 38 countries to 13, and trade finance and cash management outside the UK and Ireland. Additionally non-strategic markets, portfolio and banking assets identified are being sold or wound down.

Performance overview

Risk weighted assets (RWAs) decreased by £14.5 billion to £34.5 billion reflecting disposal activity partially offset by an increase due to the weakening of sterling.

Capital Resolution made an operating loss of £4,870 million, compared with an operating loss of £3,687 million in 2015, including litigation and conduct costs of £3,413 million.

Adjusted operating loss which excludes own credit adjustments of £134 million (2015 - £175 million), restructuring costs £78 million (2015 - £1,307 million) and litigation and conduct costs of £3,413 million (2015 - £2,105 million, was £1,432 million compared with a loss of £412 million in 2015.

Total income included disposal losses of £572 million, £205 million higher than in 2015.

Operating expenses reduced by £696 million to £4,255 million reflecting a £775 million reduction in operating expenses excluding restructuring costs and litigation and conduct costs, and a £1,229 million reduction in restructuring costs, partially offset by a £1,308 million increase in litigation and conduct costs.

Adjusted operating expenses, which exclude restructuring costs £78 million (2015 - £1,307 million) and litigation and conduct costs of £3,413 million (2015 - £2,105 million) decreased by £775 million, or 50%, to £764 million, principally reflecting a 1,000 reduction in headcount.

A net impairment loss of £253 million compared with a net impairment release of £725 million in 2015 and principally comprised charges relating to a number of shipping assets (£424 million).

Goverance at a Glance

Board of directors

Chairman Howard Davies	Executive directors Ross McEwan Ewen Stevenson
Non-executive directors Sandy Crombie (Senior Independent Director) Frank Dangeard Alison Davis Morton Friis Robert Gillespie	Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers
Chief Governance Officer and Board Counsel Aileen Taylor (Company Secretary)

Our Board

The Board has twelve directors comprising the Chairman, two executive directors and nine independent non-executive directors, one of whom is the Senior Independent Director. Biographies for each director can be found on pages 60 to 65. Mike Rogers was appointed to the Board on 26 January 2016 and Frank Dangeard was appointed to the Board on 16 May 2016.

The Board is collectively responsible for the long-term success of RBS and delivery of sustainable shareholder value. Its role is to provide leadership of RBS within a framework of prudent and effective controls which enables risks to be assessed and managed.

An internal evaluation of the effectiveness of the Board and its committees was conducted in 2016, led by the Chief Governance Officer and Board Counsel.

Our Board committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. The work of the Board committees is discussed in  their individual reports. The terms of reference for each of these committees is available on rbs.com.

The full Governance report is on pages 59 to 149 of the 2016 Annuak Report on Form 20-F.

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

Group Nominations and Governance Committee

Assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and the membership and chairmanship of Board committees. It considers succession planning taking into account the skills and expertise which will be needed on the Board in future. Its remit also includes governance oversight.

Goverance at a Glance

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

UK Corporate Governance Code

Throughout the year ended 31 December 2016, RBS has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated April 2016 except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated  responsibility for setting remuneration for the Chairman and executive directors. RBS considers that this is a matter which should rightly be reserved for the Board.

Case study

Free to dream

Through our partnership with Entrepreneurial Spark, we’re helping entrepreneurs realise their dreams of owning and running their own business. We provide free facilities; free Wi-Fi, access to the bank’s networks and suppliers, and free business advice. They don’t need to bank with us and we take no equity; we simply believe it’s right to support entrepreneurs and in turn help the economy grow.

Lawyer Sharon Amesu joined our Manchester hub in February 2016. “There was a real buzz and an immediate sense that I could be part of something quite special and significant” she says. “It’s been instrumental in helping me grow my mentoring business and also a fantastically creative space to get to know, and network with, other aspirational and passionate people.”

Across 12 accelerators throughout the UK, we have supported 1,736 companies with an aggregate turnover of more than £176 million. We’ve helped secure more than£151 million worth of investment for entrepreneurs in the Entrepreneurial Spark programme, and they in turn have created 3,152 jobs. More than 80% of the participating companies are still operating.

Our Board

Governance	Page
Our Board	59
Corporate governance	66
Report of the Group Nominations and Governance Committee	77
Report of the Group Audit Committee	79
Report of the Board Risk Committee	88
Report of the Sustainable Banking Committee	96
Directors’ remuneration report	101
Other Remuneration Disclosures	143
Compliance report	150
Report of the directors	156
Statement of directors’ responsibilities	170
Chairman

Howard Davies (age 66)

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

Howard was chair of the UK Airports Commission between 2012 and 2015 and is also the author of several books on financial subjects.

External appointment(s):

Independent director of Prudential plc and chair of the Risk Committee

Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC

Chair of the International Advisory Council of the China Securities Regulatory Commission

Member of the International Advisory Council of the China Banking Regulatory Commission

Chairman of the London Library Trustees

Committee membership(s):

Group Nominations and Governance Committee (Chairman)

Executive directors
Chief Executive

Ross McEwan (age 59)

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

External appointment(s): None Committee membership(s): Executive Committee (Chairman)

Our Board

Executive directors

Chief Financial Officer

Ewen Stevenson (age 50)

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
Executive Committee US Risk Committee
Independent non-executive directors

Sandy Crombie (age 68)

Nationality: British

Date of appointment: 1 June 2009

(Senior Independent Director)

Experience: Sandy spent his entire full-time career with Standard Life plc, retiring as Group Chief Executive. An actuary, he has served his profession in a variety of roles and has also served as a director of the Association of British Insurers.

Sandy has had a variety of cultural and community roles, and was previously Chairman of Creative Scotland, Chairman of the Edinburgh World City of Literature Trust and vice-Chairman of the Royal Conservatoire of Scotland.

External appointment(s):

President of the Cockburn Association

Committee membership(s):

Group Performance and Remuneration Committee (Chairman)

Group Audit Committee

Group Nominations and Governance Committee

GRG Board Oversight Committee

Our Board

Independent non-executive directors

Frank Dangeard (age 59)

Nationality: French

Date of appointment: 16 May 2016

Experience: Previously, Frank served as a non-executive director of Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS, and as Deputy Chairman and acting Chairman of Telenor ASA. During his executive career he held various roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and a Managing Director of SG Warburg.

Frank is a graduate of HEC and IEP in Paris and of the Harvard Law School in the US.

External appointment(s): Non-executive director of the RPX Corporation Non-executive director of Symantec Corporation Committee membership(s): Board Risk Committee

Alison Davis (age 55)

Nationality: British/USA

Date of appointment: 1 August 2011

Experience:  Previously, Alison served as a director of City National Bank, First Data Corporation, Xoom, Diamond foods and chair of the board (and as Non-executive director) of LECG Corporation. She has also worked at McKinsey & Company, AT Kearney, as Chief Financial Officer at Barclays Global Investors (now BlackRock) and as managing partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

Alison is a graduate of Cambridge University and Stafford Business School.

External appointment(s):

Non-executive director and member of the compensation and audit committees of Unisys Corporation

Non-executive director, and member of the audit committee of Fiserv Inc

Non-executive director and chair of the audit committee of Ooma Inc

Committee membership(s):

Group Nominations and Governance Committee

Group Performance and Remuneration Committee

Sustainable Banking Committee

Our Board

Independent non-executive directors

Morten Friis (age 64)

Nationality: Norwegian

Date of appointment: 10 April 2014

Experience: Previously, Morten had a 34 year financial services career and held various roles at Royal Bank of Canada and its subsidiaries including Associate Director at Orion Royal Bank, Vice President, Business Banking and Vice President, Financial Institutions. In 1997, he was appointed as Senior Vice President, Group Risk Management and served as the Chief Credit Officer then Chief Risk Officer from 2004 to 2014. He was also previously a Director of RBC Bank (USA), Westbury Life Insurance Company, RBC Life Insurance Company and of RBC Dexia Investor Services Trust Company.

External appointment(s):

Member of the Board of Directors of The Canadian Institute for Advanced Research

Member of the Board of Directors of the Harvard Business School Club of Toronto

Non-executive director of Jackson National Life Insurance Company

Committee membership(s):

Group Audit Committee

Board Risk Committee

US Risk Committee (Chairman)

Robert Gillespie (age 61)

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

External appointment(s):

Independent board director at Ashurst LLP

Chairman of Council at the University of Durham

Chairman of the Boat Race Company Limited

Director of Social Finance Limited

Committee membership(s):

Group Nominations and Governance Committee

Group Performance and Remuneration Committee

Sustainable Banking Committee

GRG Board Oversight Committee

Our Board

Independent non-executive directors

Penny Hughes, CBE (age 57)

Nationality: British

Date of appointment: 1 January 2010

Experience: Previously a non-executive director and Chairman of the corporate compliance and responsibility committee of Wm Morrison Supermarkets plc. Other former non-executive directorships include Skandinaviska Enskilda Banken AB, Home Retail Group plc, Vodafone Group plc, Reuters Group PLC, Cable & Wireless Worldwide plc and The Gap Inc. Penny spent the majority of her executive career at Coca-Cola where she held a number of leadership positions, latterly as President, Coca-Cola Great Britain and Ireland.

External appointment(s):

Non-executive Chairman of The Gym Group plc. Also chair of the nominations and member of the audit, risk and remuneration committees

Non-executive director and member of the audit and nomination committees of SuperGroup plc

Committee membership(s):

Sustainable Banking Committee (Chairman)

Board Risk Committee

GRG Board Oversight Committee

Brendan Nelson (age 67)

Nationality: British

Date of appointment: 1 April 2010

Experience:  Brendan was global Chairman, financial services for KPMG. He previously held senior leadership roles within KPMG including as a member of the KPMG UK board from 1999 to 2006 and as vice-Chairman from 2006 until his retirement in 2010. He was Chairman of the Audit Committee of the Institute of Chartered Accountants of Scotland from 2005 to 2008. President of the Institute of Chartered Accountants of Scotland 2013/14.

External appointment(s):

Non-executive director and Chairman of the audit committee of BP plc

Member of the Financial Reporting Review Panel

Committee membership(s):

Group Audit Committee (Chairman)

Group Nominations and Governance Committee

Board Risk Committee

GRG Board Oversight Committee (Chairman)

Our Board

Independent non-executive directors

Baroness Noakes, DBE (age 67)

Nationality: British

Date of appointment: 1 August 2011

Experience: Baroness Noakes is an experienced director on UK listed company boards with extensive and varied political and public sector experience. A qualified chartered accountant, she previously headed KPMG’s European and International Government practices and has been President of the Institute of Chartered Accountants in England and Wales. She was appointed to the House of Lords in 2000 and has served on the Conservative front bench in various roles including as shadow treasury minister between 2003 and May 2010. Previously held non-executive roles on the Court of the Bank of England, Hanson, ICI, Severn Trent, Carpetright, John Laing and SThree.

External appointment(s): Deputy Chairman, Ofcom Committee membership(s): Board Risk Committee (Chairman) Group Audit Committee GRG Board Oversight Committee US Risk Committee

Mike Rogers (age 52)

Nationality: British

Date of appointment: 26 January 2016

Experience:  Mike has extensive experience in retail banking and financial services. Mike joined Barclays in 1986 where he undertook a variety of roles in the UK and overseas across business banking, wealth management and retail banking. Mike was Managing Director of Small Business, Premier Banking and UK Retail Banking and was latterly Chief Executive of Liverpool Victoria Group for 10 years.

External appointment(s): None Committee membership(s): Group Performance and Remuneration Committee Sustainable Banking Committee

Our Board

Chief Governance Officer and Board Counsel

Aileen Taylor (age 44)

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

Aileen is a fellow of the Chartered Institute of Bankers in Scotland and a member of the European Corporate Governance Council. She is also a member of the FCA’s Listing Authority Advisory Panel.

Executive Committee

The Board is supported by the Executive Committee comprising the executive directors and other senior executives. Details of the composition of the Executive Committee and biographies of its members can be found at rbs.com>about us>board and governance>ceo and board>executive committee.

Corporate governance

Chairman’s introduction

I am pleased to introduce the corporate governance report. The following report provides an overview of key roles and responsibilities of the Board, and sets out in greater detail how the Board spent its time in 2016. Board effectiveness and performance evaluation are also covered, as well as an overview of how we communicate with shareholders.

As mentioned in my Chairman’s Statement on page 7, the Board has considered a number of key strategic, financial, regulatory and litigation matters during 2016.

Understandably, capital strategy and planning remains a priority for the Board. The Board has continued to provide detailed oversight of litigation and conduct matters, particularly the FCA review of the treatment of SME customers, shareholder litigation and RMBS litigation. The divestment of Williams & Glyn; the implications of the EU Referendum result; and the Transformation agenda were all key strategic challenges deliberated by the Board this year. The Board continues to monitor steps being taken to drive cultural change, including risk culture, and ensuring that the right culture and values are embedded throughout the organisation. The Board has considered the preparations for the implementation of ring-fencing and this will be an area of continued focus in 2017.

On 7 March 2016, the PRA and FCA’s Senior Managers’ Regime came into effect which, alongside the PRA and FCA’s new Certification and Conduct Rules regimes, is aimed at strengthening personal accountability and conduct within banking. The Senior Managers’ Regime required us to identify those senior executives and board members (referred to as Senior Managers) who would be allocated specific regulatory responsibilities under the Senior Managers’ Regime. The Board has received training and ongoing support to ensure that those members who are Senior Managers are able to demonstrate their compliance with the relevant regulatory requirements.

I and my fellow directors are committed to observing high standards of corporate governance, integrity and professionalism. Our statement of compliance with the UK Corporate Governance Code (the Code) can be found on page 150.

I would like to take this opportunity to thank my fellow Directors for their continued commitment and dedication throughout 2016.

Howard Davies, Chairman of the Board

The Board

The Board has twelve directors comprising the Chairman, two executive directors and nine independent non-executive directors, one of whom is the Senior Independent Director.

Biographies for each director and details of which Board committees they are members of can be found on pages 59 to 65. The Board considers that the Chairman was independent on appointment and that all non-executive directors are independent for the purposes of the Code.

Corporate governance

Board changes

Mike Rogers was appointed as a non-executive director on 26 January 2016. Mike was appointed as a member of the Sustainable Banking Committee with effect from 25 April 2016, and a member of the Group Performance and Remuneration Committee with effect from 1 January 2017. Frank Dangeard was appointed as a non-executive director on 16 May 2016 and as a member of the Board Risk Committee on 4 August 2016.

Roles and responsibilities

The Board

The Board is collectively responsible for the long-term success of RBS and delivery of sustainable shareholder value. The Board’s terms of reference include a formal schedule of matters specifically reserved for the Board’s decision and are reviewed at least annually. The terms of reference are available at rbs.com>about.

As mentioned above a number of board members have been designated as “Senior Managers” under the PRA and FCA’s Senior Managers’ Regime. The role profiles of relevant directors have been updated to reflect their regulatory responsibilities and they receive ongoing support to ensure they can demonstrate the reasonable steps they have taken to meet their responsibilities.

Chairman

The role of Chairman is distinct and separate from that of the Chief Executive and there is a clear division of responsibilities with the Chairman leading the Board and the Chief Executive managing RBS business day to day.

 The Chairman’s key responsibilities are to:

•         provide strong and effective leadership to the Board;

•         ensure the Board is structured effectively, observes the highest standards of integrity and corporate governance, and sets the tone from the top in terms of culture and values;

•         build an effective and complementary Board with an appropriate balance of skills and personalities, and as Chairman of the Group Nominations and Governance Committee consider succession planning for Board appointments;

•         manage the business of the Board and set the agenda, style and tone of Board discussions to promote effective decision-making and constructive debate;

•         facilitate the effective contribution and encourage active engagement by all members of the Board;

•         in conjunction with the Chief Executive and Chief Governance Officer and Board Counsel, ensure that members of the Board receive accurate, timely and clear information to enable the Board to lead RBS, take sound decisions and monitor effectively the performance of executive management;

•         ensure that the performance of individual directors and of the Board as a whole and its committees is evaluated regularly; and

•         ensure RBS maintains effective communication with shareholders and other stakeholders.

Corporate governance

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

The standard terms and conditions of appointment of non-executive directors are available on rbs.com or from RBS Corporate Governance and Regulatory Affairs.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. Please see pages 57 and 58 of the Strategic Report for more details. The terms of reference are available on rbs.com.

Corporate governance

The Board Committee established in 2015 in relation to the Financial Conduct Authority review of the treatment of SME customers continued to meet during 2016, to oversee and provide advice to the Board in relation to the review, the external independent review of Global Restructuring Group (GRG) instigated by the Group and other matters generally related to GRG. A new US Risk Committee was established to comply with US enhanced prudential standards and reports key matters discussed to the BRC. The first meeting took place in May 2016.

Chief Governance Officer and Board Counsel

Aileen Taylor is the Chief Governance Officer and Board Counsel and the Company Secretary. As of 1 January 2017, she also leads the bank’s Regulatory Affairs function as part of an extended remit.

The Chief Governance Officer and Board Counsel’s key responsibilities include:

•         working closely with the Chairman to ensure effective functioning of the Board and appropriate alignment and information flows between the Board and its committees, including the Executive Committee. This includes Board succession planning, induction, and professional development;

•         providing support and advice to the Board on a broad range of strategic, governance, legal and regulatory issues;

•         executive responsibility for Chairman/non-executive director search and appointment process;

•         management of the bank’s profile with key stakeholders, including oversight of relations with key influencers, such as regulators;

•         defining and delivering the corporate governance and regulatory affairs strategy across RBS; and

•         the provision of professional support to the Board and its committees and leading on implementation of recommendations from the annual Board evaluation.

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

Corporate governance

Board meetings

In 2016, nine Board meetings were scheduled and individual attendance by directors at these meetings is shown in the table below.

In addition to the nine scheduled meetings, 11 additional meetings and committees of the Board were held, including meetings to consider and approve financial statements. The Chairman and the non-executive directors meet at least once per year without executive directors present.

Attended/ scheduled
Howard Davies	9/9
Ross McEwan	9/9
Ewen Stevenson	9/9
Sandy Crombie	9/9
Frank Dangeard (1)	5/5
Alison Davis	9/9
Morten Friis	9/9
Robert Gillespie	9/9
Penny Hughes	9/9
Brendan Nelson	9/9
Baroness Noakes	9/9
Mike Rogers (2)	9/9

Notes:

(1)  Appointed to the Board on 16 May 2016.

(2)  Appointed to the Board on 26 January 2016.

Principal areas of Board focus during 2016

In advance of each Board meeting, the directors are provided with comprehensive papers.

At each Board meeting the directors received reports from the Chairman, Chief Executive, Chief Financial Officer, Chief Risk Officer, Chief Conduct and Regulatory Affairs Officer, Franchise CEOs and the Board Committee Chairmen. An overview of the principal areas of Board focus during 2016 is set out below:

Customer

•         customer service

•         network distribution

•         products and innovation

•         branding

•         culture

•         customer trust and advocacy

Finance

•         annual financial budget and plan

•         capital strategy and planning

•         Internal Capital Adequacy Assessment Process

•         Individual Liquidity Adequacy Assessment

•         pension funding

•         recovery and resolution planning

•         results and analysts’ presentations

Corporate governance

Strategy

•         annual Board strategy offsite

•         EU referendum implications

•         Ring-fencing, including legal entity restructuring

•         transactions updates

•         transformation programme

•         Williams & Glyn disposal

•         technology updates

Risk & Conduct

•         stress testing

•         risk appetite governance and framework

•         annual review of strategic risk appetite

•         Individual Accountability Regime implementation

Legal & Governance

•         Annual Report and Accounts

•         AGM arrangements

•         board appointments

•         board and committee evaluation

•         annual PRA and FCA presentation to the Board

•         external auditor evaluation

•         internal audit evaluation

•         legal report, including litigation updates

Human Resources

•         employee survey results

•         executive director remuneration proposals

•         executive talent session

During 2016 the Board also visited the Ulster Bank business in the Republic of Ireland, spending time on the business, risks and challenges. The directors met with key customers, politicians and senior industry and business representatives.

Executive Committee

Executive Committee members attend part of each Board meeting to provide an update on the performance of each of the franchises and risk, operational and conduct issues. Other relevant senior executives attend Board meetings to present reports to the Board as appropriate. This provides the Board with an opportunity to engage directly with management on key issues and supports the Board’s succession planning activity.

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

Corporate governance

The table below illustrates the breadth of skills and experience on the Board.

• Retail Banking • Broad Financial Services • Markets/Investment Banking • Government & Regulatory • Mergers & Acquisitions • Corporate Restructuring • Stakeholder Management	• Chief Executive experience • Finance & Accountancy • Risk • Technology/Digital • Operations • Change Management • Consumer Facing

Board committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any individual.

Induction and professional development

Each new director receives a formal induction on joining the Board, which is co-ordinated by the Chief Governance Officer and Board Counsel. This includes visits to RBS’s major businesses and functions and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate. An illustrative list of the meetings arranged during a new director’s induction programme is set out below:

Chairman

Chief Executive

Chief Financial Officer

Senior Independent Director

Other non-executive directors

Chief Governance Officer and Board Counsel

Chief Risk Officer

Chief Marketing Officer

Chief Operating Officer

RBS Treasurer

Chief Audit Executive

Chief Legal Officer and General Counsel

Chairmen and CEOs of principal subsidiaries

Franchise Chief Executive Officers

Director, Finance

Chief Accountant

Head of RBS Tax

Chief Human Resources

Officer

Chief Administrative

Officer

Head of Investor Relations

Head of Public Affairs

Director of Strategy & Corporate Development

Director of Transformation

Head of Restructuring

Chief Economist

External Auditors

External Counsel

Regulators

Institutional Investors

Business visits (UK and

 overseas)

The directors have access to a wide range of briefing and training sessions and other professional development opportunities. Internal training relevant to the business of RBS is also provided. Business visits are arranged as part of the Group Audit Committee and Board Risk Committee schedule (details of which can be found on pages 81 and 91) and all non-executive directors are invited to attend. Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities as directors. Directors may also request individual in-depth briefings from time to time on areas of particular interest.

Corporate governance

During 2016, the directors received updates on a range of subjects to enhance their knowledge, including:

•         investor and rating agencies views on RBS;

•         disruptive technologies;

•         Market Abuse Regulations (Inside Information and Persons Discharging Management Responsibility aspects);

•         corporate investigations;

•         Senior Managers’ Regime;

•         The Conduct Rules;

•         PRA’s final Supervisory Statement on corporate governance and board responsibilities;

•         Ring-fencing;

•         board diversity;

•         The UK Government’s proposals for corporate governance reform;

•         Institute of Directors 2016 good governance report;

•         FRC’s report on corporate culture and the role of the board; and

•         key regulatory & supervisory policy developments.

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

Time commitment

It is anticipated that non-executive directors will allocate sufficient time to RBS to discharge their responsibilities effectively and will devote such time as is necessary to fulfil their role. Directors have been briefed on the limits on the number of other directorships that they can hold under the requirements of the fourth Capital Requirements Directive (CRD IV). Each director is required to advise RBS as early as possible and to seek the agreement of the Board before accepting additional commitments that might affect the time the director is able to devote to his or her role as a non-executive director of RBS. The Board monitors the other commitments of the Chairman and directors and is satisfied that they are able to allocate sufficient time to enable them to discharge their  duties and responsibilities effectively. The time commitment currently required of our non-executive directors continues to be significant.

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

The 2015 evaluation was conducted externally by a specialist board evaluation consultancy and a number of initiatives were implemented aimed at improving the overall performance and effectiveness of the Board. These included the creation of a Nominations and Governance Committee, adding a governance oversight function and streamlining processes and membership; a range of actions to enhance agenda planning and the Board’s overall operating rhythm; and actions to improve alignment between the Board and executives to ensure a consistent “tone from the top”. These themes were taken forward during 2016 under an action plan, are being appropriately addressed and will be kept under regular review as a matter of good practice.

In 2016, the Board and committee evaluation process was conducted internally by the Chief Governance Officer and Board Counsel.

Performance evaluation process

The Chief Governance Officer and Board Counsel undertook a formal and rigorous evaluation by:

•         preparing surveys that were completed by each director and holding interviews with each director;

•         discussing the key themes and recommendations for action with the Chairman; and

•         recommending the key themes and proposed actions to the Board.

Outcomes of the 2016 performance evaluation

The 2016 performance evaluation concluded that the Board was strong and operated effectively and within its terms of reference.

Key strengths identified included the following:

•         The Chairman provides strong leadership to the Board and has settled into the role well.

•         The Board works well together to create effective debate and challenge, and provides effective oversight and challenge to management.

•         The Board’s composition has been strengthened during 2016 by the appointments of Mr Rogers and Mr Dangeard.

•         The quality of information received by the Board continues to improve.

•         The Board’s committees operated effectively within their terms of reference throughout the year, providing valuable support to the Board.

A summary of the key themes arising from the 2016 performance evaluation is set out below, together with an overview of the key actions proposed:

Key themes

Board composition and succession planning

The importance of keeping Board and committee composition under regular review was highlighted, in order to ensure diversity and an orderly succession as a number of non-executive directors approach the end of their tenure with RBS.

Corporate governance

Quality of information

Paper quality has improved over recent years. There is scope for further enhancement, by continuing to manage paper length and ensuring an appropriate level of detail is shared with the Board.  Similar issues were raised during the committee evaluations.

Focus of agenda

The balance of the Board agenda tends towards legacy and internal issues, which reflects the current climate. However, it is also important to ensure continued focus on forward-looking and strategic discussions.

Non-executive director time commitment

Non-executive director time commitment remains significant.  This is largely due to the number of extraordinary items which require to be considered by the Board in the current environment.

Customers and culture

The Sustainable Banking Committee has played a key role in customer and culture issues, however the directors would welcome greater Board focus on these priorities.

Proposed actions

Recommendations arising out of the 2016 evaluation have been carefully considered by the Board. An action plan has been agreed for 2017 and key actions include:

•         Ensuring board & committee composition and succession plans are kept under regular review, to be led by the Group Nominations and Governance Committee.

•         Refreshing Board and committee paper templates and guidance, to ensure consistency across the Board and committees in relation to paper length and content.

•         Ensuring Board time is appropriately allocated in response to evaluation feedback, to facilitate the effective use of non-executive director time.

•         Further developing the Board’s role on culture, to include consideration of how Board time is spent on actions to drive cultural change.

In addition, a list of 2017 priorities for the Board was prepared following evaluation feedback and has been factored into the 2017 agenda planning process, as appropriate.

Individual director and Chairman effectiveness reviews

The Chairman met with each director individually to discuss their own performance and ongoing professional development and also shared peer feedback provided as part of the evaluation process. Separately, the Senior Independent Director sought feedback on the Chairman’s performance from the non-executive directors, executive directors and key external stakeholders and discussed it with the Chairman.

Corporate governance

Relations with investors

The Chairman is responsible for ensuring effective communication with shareholders. The company communicates with shareholders through the Annual Report on Form 20-F and by providing information in advance of the Annual General Meeting. Individual shareholders can raise matters relating to their shareholdings and the business of RBS at any time throughout the year by letter, telephone or email via rbs.com/ir.

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

Report of the Group Nominations and Governance Committee

Letter from Howard Davies

Chairman of the Group Nominations and Governance Committee

Dear Shareholder,

As Chairman of the Board and Chairman of the Group Nominations and Governance Committee I am pleased to present our report on the committee's activity during 2016.

Role and responsibilities

The Group Nominations and Governance Committee was constituted in January 2016 and assumed the responsibilities of the previous Group Nominations Committee to review the structure, size and composition of the Board, and membership and chairmanship of Board Committees. In addition, the Committee monitors the Group’s governance arrangements to ensure that best corporate governance standards and practices are upheld and considers developments relating to banking reform and analogous issues affecting the Group in the markets where it operates. The Committee makes recommendations to the Board in respect of any consequential amendments to the Group’s operating model.

The Committee engages with external consultants, considers potential candidates and recommends appointments of new directors to the Board.

The terms of reference of the Group Nominations and Governance Committee are reviewed annually, approved by the Board and are available at rbs.com.

Principal activity during 2016

As highlighted in the Board’s 2015 performance review, the Committee acknowledges the tenure of a number of the current Board directors and therefore made succession planning a priority in 2016.

2016
0 - 3 years	40%
3 - 6 years	30%
6 + years	30%
100%

In addition to recruitment, the Committee assumed oversight of the process to reach agreement with the PRA in respect of a governance model that adheres to ring-fencing legislation. Ring-fencing also gives rise to a requirement to recruit additional non-executive directors to the boards of our material regulated subsidiaries, which the Committee has also been overseeing.

The Committee has spent time considering the Group’s arrangements in respect of legal entity governance. This work is ongoing and is complementary to the Group’s preparations for the implementation of ring-fencing legislation.

Membership and meetings

The Group Nominations and Governance Committee is comprised of the Chairman of the Board and four independent non-executive directors, which is consistent with the findings of last year’s recommendation. The Committee holds at least four scheduled meetings per year and also meets on an ad hoc basis as required. In 2016, there were four Group Nominations and Governance Committee meetings and individual attendance by directors at these meetings is shown in the table below.

Attended/ scheduled
Howard Davies (Chairman)	4/4
Sandy Crombie	4/4
Alison Davis	4/4
Robert Gillespie	4/4
Brendan Nelson	4/4

Report of the Group Nominations and Governance Committee

Consideration of new non-executive directors

As previously advised, JCA Group has been engaged to support the search for new non-executive directors. The search and nominations process has been streamlined, including by establishment of this Committee. The Committee has also considered (by reference to peer institutions) the significant time commitment required of the Group’s non-executive directors and how this might be reduced to make the position accessible to a larger pool of candidates. JCA group does not provide search services to any other part of RBS. During 2016, the Committee considered a number of potential candidates and in May 2016, Frank Dangeard was appointed to the Board as a non-executive director.

The Committee has overseen the establishment of the Group’s Technology Advisory Board, which was constituted on 1 December 2016 with a remit to provide an external lens to RBS’s innovation and technology agenda including consideration of driving a resilient, simple and efficient technology environment.

In addition to appointments to the Board (and subsidiary appointments being required to specifically comply with ring-fencing legislation), the Committee has also overseen the process for the appointment of a new chairman for Ulster Bank Ireland DAC.

Tenure of non-executive directors

The tenure of non-executive directors is set out below.

Board and Committee membership

As previously mentioned, Frank Dangeard joined the Board as a non-executive director on 16 May 2016 and was subsequently appointed to the Board Risk Committee on 4 August 2016. Frank has substantial Board level experience across a number of sectors, including technology, telecom and financial services. His change management and transformation experience are a real asset to the Board.

The Committee recommended in February 2016 that the CIB Board Oversight Committee should be discontinued, due to its remit having been superseded.

Performance evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the Group Nominations and Governance Committee, was conducted internally in 2016. The Committee has considered and discussed the outcomes of this evaluation and accepts the findings. Overall the review concluded that the Group Nominations and Governance Committee operated effectively. However, certain recommendations for action were recognised including the need to: regularly engage with the external search firm to provide clarity and guidance on RBS’s recruitment requirements; and rebalance the agenda of the Committee to ensure greater focus on strategic issues, including director performance and board and senior management succession.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year.

Boardroom diversity

The Board currently meets the target of 25 per cent female board representation as set out in Lord Davies’ 2011 report on women on Boards. We acknowledge the updated targets published in the Hampton Alexander and Parker reports and will continue to consider the implications for RBS during 2017.

The gender diversity of the Board is set out below.

2016
Female	25%
Male	75%
100%

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

Further details on RBS’s approach to diversity can be found on pages 163 and 164.

Howard Davies

Chairman of the Group Nominations and Governance Committee

23 February 2017

Report of the Group Audit Committee

Letter from Brendan Nelson,

Chairman of the Group Audit Committee

“The first priority of the Group Audit Committee is to ensure the integrity and quality of RBS’s financial statements”

Dear Shareholder,

Throughout 2016 RBS has continued to progress its plan to build a strong, simple, fair bank for customers and shareholders and the Group Audit Committee (GAC) has supported this through the review and consideration of RBS’s financial reports and disclosures. This report also sets out the key areas of focus for the GAC during 2016. I am pleased to confirm that the GAC operated effectively during 2016, as was confirmed by the annual evaluation process, details of which are also set out below.

Accounting and financial reporting

The first priority of the GAC is to ensure the integrity and quality of RBS’s financial statements, including its quarterly, interim and full year results and its annual report and accounts. During 2016 the GAC spent considerable time reviewing and discussing RBS’s financial results in detail, and challenging the material judgements proposed by management, before recommending them to the Board for approval.

In particular, during 2016 the GAC considered judgements relating to the recoverability of deferred tax assets, the carrying value of goodwill, provisions for litigation and conduct charges, loan impairment provisions and the fair value of financial instruments. Additionally, in the stand-alone parent company accounts, the GAC considered judgements relating to the carrying value of RBSG’s investment in subsidiaries.

There were also a number of developments during 2016 which required the GAC’s scrutiny from a disclosure perspective. The divestment of Williams & Glyn was an important issue during 2016 and the GAC was fully engaged on this issue in order to ensure that all developments and risks were transparently disclosed to the market. RBS also continues to work through a number of litigation and conduct issues which the GAC has carefully considered in order to ensure its disclosures remain accurate and up to date.

The implications of the EU referendum and subsequent developments in the macro economic environment were an important area of focus for RBS in the second half of 2016. The GAC received reports on the implications for the credit environment which it has considered in the context of RBS’s disclosures and financial reports. This will remain an area of ongoing focus into 2017.

The Market Abuse Regulation took effect in July 2016. The GAC reviewed and discussed the implications for RBS’s disclosures and the processes RBS has implemented to ensure compliance with these regulations.

The GAC also considered significant developments in relation to financial reporting to ensure that RBS is well prepared for legal and regulatory changes which impact its financial results and disclosures. In particular, the GAC has overseen the preparatory work relating to the introduction of IFRS 9 which will take effect on 1 January 2018.

In relation to the Annual Report and Accounts, the GAC carefully considered the viability report and the ‘fair, balanced and understandable’ statement, including the processes which support them. The directors are required to make these statements in line with the UK Corporate Governance Code.

Report of the Group Audit Committee

Systems of internal control

RBS continues to work on the improvement of its control environment, which is key to making RBS a safer and more secure bank. However, the level of change RBS is undergoing presents significant challenges and RBS’s operational risk profile remains heightened. The GAC oversees the arrangements for RBS’s systems of Internal Control relating to financial reporting. During 2016 the GAC received quarterly updates from Internal Audit detailing Internal Audit’s control ratings for RBS’s businesses and functions. The GAC also received bi-annual updates on the control environment certification process and the material operational risk events which are notified to RBS’s senior management, executives and non-executive directors.

During 2016 RBS made good progress in developing its operational risk management framework with the roll-out of bank-wide risk appetite statements for its most material risks, this included financial reporting risk appetite which was considered by the GAC in August 2016. RBS has also developed end to end risk and control assessment for material processes during 2016, and the resulting actions to improve and enhance controls will be taken forward during 2017; this process will be overseen by the Board Risk Committee with the GAC focusing on those aspects impacting financial reporting. The drive to achieve satisfactory controls will benefit from the bank-wide programme to enhance risk culture, with its focus on encouraging a proactive approach to risk and a more open and challenging environment.

External audit

A priority for the GAC during 2016 was to oversee a change of the external auditors. Ernst &Young (EY) assumed the role of RBS’s new auditors in March 2016, having been successful in the tender process run in 2014.

On behalf of the GAC, I would like to thank the outgoing external auditors, Deloitte LLP, for their hard work over many years and for their professionalism in ensuring an orderly and smooth handover to EY.

The external auditors have attended each meeting of the GAC in 2016 and have provided the GAC with quarterly reports and ad hoc updates on specific topics as required. I am pleased to confirm that the 2016 evaluation of the external auditor found that EY were performing the audit of RBS effectively.

Key priorities for 2017

Moving into 2017 the GAC will continue its focus on RBS’s accounting and financial reporting. The GAC will continue to consider developments in accounting policy and regulations impacting RBS, including IFRS 9 in particular. The impact of developments in the macro economic environment on the credit portfolio and financial results will also remain a priority, as will the Control Environment and the GAC will continue to monitor these throughout 2017.

Accounting issues and disclosures relating to legacy litigation and conduct issues are also expected to be an important area of attention during 2017 as had been demonstrated by the provision RBS announced on 26 January 2017 in relation to RMBS litigation and investigations.

I would like to take this opportunity to thank my fellow GAC members for their continued support and focus during 2016.

Brendan Nelson

Chairman of the Group Audit Committee

23 February 2017

Report of the Group Audit Committee

Report of the Group Audit Committee

Membership

The Group Audit Committee (GAC) is comprised of the following four independent non-executive directors.

Attended/ scheduled
Brendan Nelson (Chairman)	7/7
Sandy Crombie	7/7
Morten Friis	7/7
Baroness Noakes	7/7

Brendan Nelson, Morten Friis and Baroness Noakes are also members of the Board Risk Committee. Sandy Crombie is Chairman of the Group Performance and Remuneration Committee. Brendan Nelson and Sandy Crombie are also members of the Group Nominations and Governance Committee. This cross committee membership helps facilitate effective governance across all finance, risk and compensation issues. It also helps to ensure that agendas are aligned and that overlap of responsibilities is avoided where possible.

The members of GAC are selected with a view to the expertise and experience of the GAC as a whole and with proper regard for the key issues and challenges facing RBS.

The Board is satisfied that all GAC members have recent and relevant financial experience and that each member of the GAC is independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the “Exchange Act”) and related guidance. The Board has further determined that Brendan Nelson, Committee Chairman, and Baroness Noakes are both ‘financial experts’ for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and auditing as required under the Disclosure Guidance and Transparency Rules. Full biographical details of GAC members are set out on pages 59 to 65.

During 2016 GAC meetings were attended by the Chief Executive and Chief Financial Officer; the Group Chairman; the Internal and External Auditors; and Finance, Legal and Risk Management executives. Other executives, subject matter experts and external advisers were also invited to attend, as required, to present and advise on reports commissioned by the GAC. The GAC also met privately with the external auditors and separately with Internal Audit management.

Purpose of the Group Audit Committee

The GAC’s responsibilities are set out in more detail in its terms of reference which are reviewed annually by the Committee and approved by the Board. These are available on rbs.com.

Meetings and visits

The GAC held seven scheduled meetings during 2016, four of which were held immediately prior to the submission of the quarterly financial statements to the Board. The GAC also convened three ad hoc meetings to consider:

•         the trading statement issued in January 2016;

•         documentation relating to disclosures in the 2015 Annual Report and Accounts; and

•         disclosure issues relating to the H1 2016 results, including the developments on Payment Protection Insurance.

During 2016, in conjunction with members of the Board Risk Committee, members of the GAC took part in an annual programme of visits to businesses and control functions in order to gain a deeper understanding of the risks and issues they face. This programme comprised two visits to Risk and Restructuring; Conduct and Regulatory Affairs and Internal Audit plus visits to: Personal & Business Banking; Commercial & Private Banking; NatWest Markets (formerly CIB); Capital Resolution, Services; and Finance.

Report of the Group Audit Committee

Allocation of Group Audit Committee agenda time during 2016 was as follows:

Financial affairs of the group	39%
Standards of internal control	21%
Internal audit	13%
External audit	9%
Regulatory relationships and compliance	13%
Governance and procedural	5%
Total	100%

Performance evaluation

The performance of the GAC is evaluated annually, and at least once every three years is facilitated by an external party. Following an externally facilitated evaluation in 2015, the evaluation of the GAC’s performance in 2016 was conducted internally. The evaluation process involved the completion of questionnaires by both GAC members and members of management and follow up interviews to discuss the findings. The Board and the GAC have considered and discussed the outcomes of this evaluation. Overall the review concluded that the GAC continued to operate effectively. A number of recommendations for improvement were made which were approved by the GAC and the Board; progress against these will be tracked in 2017.

Report of the Group Audit Committee

Matters considered by the Committee in 2016

Key area	Matters considered and action taken by the Committee
Financial affairs of the Group
Accounting judgements and reporting issues considered in the preparation of financial reports

The Group Audit Committee focused on a number of salient judgements and reporting issues in the preparation of the financial results throughout 2016, including the quarterly, half year and full year results and the Annual Report and Accounts. In particular, the Committee considered, discussed and, where appropriate, challenged:

•         provision and disclosure for ongoing regulatory and litigation actions including: Payment Protection Insurance claims, RMBS investigations and litigation, UK shareholder actions, the FCA’s investigation into RBS’s former Global Restructuring Group, the Central Bank of Ireland’s review of Irish tracker mortgages and investigations into alleged foreign exchange rate manipulation. During 2016 RBS has recognised £5.9 billion of litigation and conduct provisions;

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

•         judgements made by management in relation to the carrying value of intangible assets. In particular, in light of changes to economic forecasts, the GAC considered whether any adjustments were required to the carrying value of goodwill and of RBS’s investment in subsidiaries within the stand-alone parent company accounts; in its Q3 2016 results RBSG reduced the carrying value of its investment in subsidiaries by £6.0 billion to £44.7 billion in light of the deterioration in the economic outlook. The GAC also challenged the processes and the models used to asses the value of these assets;

•         judgements made by management in assessing the recoverability of deferred tax assets, in light of continued execution of the RBS’s strategy and changes to the UK corporate tax system. A £300 million impairment of deferred tax assets was recognised in RBS’s Q3 2016 results;

•         management’s assessment of the adequacy of internal controls over financial reporting, and identified deficiencies. Remediation of identified weaknesses in relation to privileged access controls for certain IT applications and in relation to legal entity recharge accounting for the allocation of ATM fees was monitored  and tracked by the GAC during 2016;

•         the quality and transparency of financial and risk disclosures;

•         the viability statement in the 2016 report and accounts. The GAC considered the process to support the assessment of principal risks; assessed the company’s prospects in the light of its current position and the identified principal risks; selected the time period to be covered by the statement; and reviewed the disclosure on behalf of the Board;

•         the going concern basis of accounting including consideration of evidence of RBS’s capital, liquidity and funding position. The GAC supported the directors’ going concern conclusion. Further information is set out on page 164; and

•         the comprehensive review process which supports the GAC and the Board in reaching the conclusion that the disclosures in the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provided the information necessary for shareholders to assess the company’s position and performance, business model and strategy. The review process included: central co-ordination of the annual report and accounts by the Director of Finance with guidance on requirements being provided to individual contributors; review of the annual report and accounts by the Executive Disclosure Committee prior to consideration by the GAC; and a management certification process which required members of the Executive Committee and other senior executives to provide confirmation following their review of the annual report and accounts that they considered them to be fair, balanced and understandable. This process was also undertaken in respect of the half year and quarterly results announcements. The External Auditor also considered the Board’s statement as part of its audit requirements.

Having considered the above, the Committee recommended the quarterly, interim and full year results announcements and the Annual Report and Accounts to the Board for approval.

Report of the Group Audit Committee

Key area	Matters considered and action taken by the Committee
Standards of internal control
Annual Risk and Control report

The GAC considered the effectiveness of RBS’s internal control system, including any significant failings or weaknesses. The Williams & Glyn divestment programme and the NatWest Markets control environment were both identified as weaknesses, these have both been closely monitored and reviewed by the Board Risk Committee and are discussed further in the report of the Board Risk Committee. The GAC also considered RBS’s disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council.

Control Environment Certification

The GAC considered the outputs of bi-annual self-assessments of the robustness of the internal control environment for RBS’s customer-facing businesses, and its support and control functions. This informs the control environment disclosure in the annual report and accounts.

Integrated Risk Assessment Approach

The GAC reviewed work undertaken on the bank’s integrated risk assessment approach which is designed to provide a single approach to the assessment of risk mind sets and behaviours and risk capabilities, leading to a more effective and simplified approach to the assessment of risk culture, the three lines of defence and performance assessments.

Whistleblowing

The GAC received updates on whistleblowing activity and the performance of RBS’s whistleblowing service. It monitored the effectiveness of the whistleblowing framework and enquired as to any trends or themes. It also received updates on communications and awareness activity relating to whistleblowing and testing of the framework. The GAC was also advised of the actions RBS has taken to ensure compliance with the new FCA and PRA whistleblowing regulations which applied to RBS from 7 September 2016. In March 2016 the GAC Chairman was appointed as Whistleblowing Champion for RBS, in line with the requirements outlined in the PRA and FCA regulations; this role carries the responsibility for ensuring and overseeing the integrity, independence and effectiveness of the firm’s whistleblowing arrangements.

Ledger Transformation Programme

The GAC received updates in relation to the delivery of the new general ledger, the introduction of which has been overseen by the GAC. The new ledger replaces previous legacy systems and supports new functionality such as discrete legal entity views and multi-currency accounting on a single ledger platform. The GAC was provided with updates on the recommended actions and plans to deliver the programme and the key risks and challenges it presented.

Taxation

The GAC reviewed RBS’s tax position, including a deep dive on Tax in October 2016 which covered; the structure of the Tax team, Tax Risk within the Risk Management Framework, material tax risks and disputes, UK Corporate tax compliance, deferred tax assets, VAT risks and challenges, external tax developments and the key projects on which the tax team are engaged.

Litigation and Regulation

The GAC considered regular reports on most significant legal risks and developments affecting RBS, including relevant updates on ongoing major litigation and investigations, privacy and competition issues, legal risks within structural reform and recovery and resolution planning, as well as material emerging legal risks and/or changes in law or regulation and any recent provisions and settlements or recoveries. Key themes and observations from RBS’s Sensitive Investigations Unit were also highlighted to the GAC.

Notifiable Event Process

The GAC received bi-annual reports on control breaches which are captured by RBS’s notifiable event process. Process-related errors were the main root cause of Major notifiable events escalated in 2016. Throughout 2016 senior management has actively promoted an open culture around raising GNEPs and regularly reinforced that these are integral in helping the bank’s employees learn from their mistakes. Under this process all Board directors were alerted to the most significant breaches.

Fraud	The GAC reviewed management’s processes for identifying and responding to the risk of fraud.
Sarbanes-Oxley Act of 2002

The GAC considered RBS’s compliance with the requirements of the Sarbanes-Oxley Act of 2002, and was satisfied in this respect. RBS had no Material Weaknesses as at 31 December 2016, however Significant Deficiencies were identified relating to legal entity recharge arrangements and action is being taken by Management to improve these processes. The GAC has also overseen RBS’s drive to continue to improve its SOX processes.

Report of the Group Audit Committee

Key area	Matters considered and action taken by the Committee
Systems of internal control
Market Abuse Regulation

The GAC considered the impact of the Market Abuse Regulation which took effect in July 2016. The GAC noted the main changes to disclosure requirements and the processes implemented by RBS to address these. This included the establishment of a sub-committee of the executive disclosure committee to consider potential instances of inside information, including whether there are any grounds for delaying disclosure under the Market Abuse Regulation, and escalate these as required to the GAC and Board.

Internal audit
Reports and Opinions

The GAC received quarterly reports and opinions from Internal Audit throughout 2016. These reports and opinions updated the GAC on the effectiveness of the governance, risk management and internal control framework, ongoing issues and the adequacy of remediation activity. The full year and half year reports included Internal Audit’s opinion in relation to RBS’s Risk & Control Environment and its Risk & Control Awareness. Internal Audit are now using the new simplified bank-wide risk and control rating metrics, which came into effect on 1 January 2016. The new metrics align the way RBS assesses its risks and controls across the first, second and third lines of defence. The GAC received updates on management’s response to Internal Audit’s findings and challenged management as to progress on remediating such findings.

Annual Plan and Budget

The GAC considered and approved Internal Audit’s plan for 2017, which is focused on the highest risks faced by RBS. The GAC also considered Internal Audit’s budget and was satisfied that this was sufficient to allow Internal Audit to deliver the plan.

Internal Audit Charter

Updates to Internal Audit’s charter, to reflect changes in reporting structures and amendments to the Institute of Internal Auditors International Standards, were approved by the GAC and the GAC confirmed the independence of Internal Audit.

Visits

During two visits to Internal Audit in 2016, the GAC received updates on a variety of issues impacting the internal audit function, including; resourcing, bench strength, risk mindset and behaviours, strategic priorities, use of data analytics and internal quality assurance.

Chief Audit Executive

The Chief Audit Executive continued to report to the Chairman of the GAC, with a secondary reporting line to the Chief Executive for administrative purposes. The GAC assessed the annual performance (including risk performance) of the Chief Audit Executive.

Annual Evaluation

The annual review of effectiveness of Internal Audit was undertaken internally in 2016. Under the evaluation process feedback on Internal Audit was provided by GAC members and attendees (including the external auditors), chairmen of subsidiary audit committees, key members of business risk committees and other key members of management. The evaluation concluded that Internal Audit had operated effectively during the year. Certain recommendations were made to aid continuous improvement within the function; these will be implemented during 2017 and progress will be tracked by the GAC.

Relationship with regulators
Regulatory Relationships, Risk of Enforcement and Upstream Risk

The GAC received a report on the status of RBS’s relationships with its key regulators, the status of regulatory reviews, including any reviews at risk of potential enforcement action in 2016, and key upstream risk developments. The GAC Chairman also attended continuous assessment meetings with the PRA and FCA, meetings with the Bank of England and other audit committee chairmen and trilateral meetings with the PRA and external auditor.

External audit
Transition of auditors

The GAC supervised the transition of the external auditor from Deloitte to EY during 2016 with EY assuming the role of external auditor for RBS at the end of March 2016. The Board will recommend the appointment of EY as external auditor to shareholders for approval at the Annual General Meeting.

External Audit Reports

Jon Bourne has been EY’s lead audit partner for RBS since EY assumed the role of external auditor in March 2016. Jon Bourne attends each meeting of the GAC and reports to the GAC on the external auditor’s observations and conclusions from the year-end audit and half-year review of The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc, work in connection with the Q1 and Q3 financial results and any recommendations for enhancements to RBS’s reporting and controls.

Audit Plan and fees

The GAC received updates in relation to the external auditor’s 2016 plan and approved the 2016 audit fees including the fee for the 2016 interim results. The GAC was authorised by shareholders at the Annual General Meeting to fix the remuneration of the external auditors.

Report of the Group Audit Committee

Key area	Matters considered and action taken by the Committee
External audit
Annual Evaluation

The GAC conducted an internal evaluation to assess the independence and objectivity of the external auditor during 2016. This review included an evaluation of the effectiveness of the audit process and sought the views of the GAC members, attendees and other key members of management. Regard was had to the external auditor’s mindset and culture, skills, character and knowledge, quality control and judgement. The evaluation concluded that the external auditor was operating effectively. A number of recommendations for continuous improvement were identified which the external auditor has agreed to take forward during 2017. Following the evaluation the GAC recommended that the Board seek the reappointment of EY as external auditor at the next annual general meeting.

CASS Opinions

At the GAC’s request the external auditor presented the results of its assurance procedures on compliance with the FCA’s Client Asset Rules for RBS’s regulated legal entities for the year ended 31 December 2015. The GAC also considered the CASS Audit plan for 2017, the findings of which will be reported to the GAC once the audit is complete.

External Audit Report to the PRA

The GAC considered the ‘dry run’ report to the PRA by the external auditor for the 2015 year end. The report responded to specific questions posed by the PRA. This report was produced in preparation for implementation of auditor reporting for the largest UK banks which is required for 2016 year ends, in line with the proposals set out in PRA consultation paper CP8/15.

Audit and non-audit services
Non-audit services policy

To help safeguard the objectivity and independence of the external auditor, the GAC maintains a policy that sets out the circumstances in which the external auditor is permitted to supply audit and non-audit services. EY were appointed RBS’s external auditors in March 2016 but they have been subject to the policy since becoming independent from RBS in 2015 in the lead up to their appointment.

The GAC reviews the non-audit services policy at least annually to ensure it remains fit for purpose. During 2016 the GAC approved a number of amendments to the policy to ensure it met the requirements of the EU Audit Regulation and also to streamline to operation of the policy.

In accordance with the policy, all audit services and permitted non-audit services are approved in advance.

Under the policy certain services are classed as Audit-Related Services and these may be approved by the Director of Finance, on behalf of the GAC, up to a limit of £100,000 each financial quarter. Engagements for Audit-Related Services in excess of this quarterly limit require the approval of the GAC Chairman. All Audit-Related Services are reported to the GAC quarterly.

The GAC has also delegated authority to the Director of Finance to approve the provision of services by the external auditor to non-consolidated subsidiaries of RBS within an annual cap and to approve engagements with the external auditor where RBS has limited or no influence in the selection process. All such engagements are reported to the GAC each quarter.

For all other permitted non-audit service engagements, where the fee is below £5,000 approval by the Director of Finance is required. Where the fee is above £5,000 but below £100,000 approval by the GAC Chairman is required. For engagements where the fee is expected to exceed £100,000 a competitive tender process must be held and approval of the full GAC is required. In addition all engagements must be approved by the Director of Finance and by Supply Chain Services. All such ad hoc approvals of non-audit services are ratified by the GAC each quarter.

Report of the Group Audit Committee

Key area	Matters considered and action taken by the Committee
Audit and non-audit services
Non-audit Services Policy

During 2016, the current and previous external auditors were approved to undertake the significant engagements set out below whilst in the role of external auditor:

•         Deloitte were engaged to prepare an audit opinion, required by the PRA confirming the level of asset run down in RBS Capital Resolution, taking into accounting outstanding liabilities/indemnities to any disposed asset; details of any residual assets and how these will be managed following the closure of RBS Capital Resolution; and details of any ongoing obligations RBS will have to any disposed assets;

•         Deloitte’s role as Reporting Accountant for Williams & Glyn was extended, to permit them to prepare a financial ‘fact pack’ to support the trade sale marketing of Williams & Glyn;

•         Deloitte were engaged to support Williams & Glyn with validation, review, quality assurance and documentation activities in relation to Williams and Glyn’s capital stress plan;

•         Deloitte were engaged to support the first phase of a Central Bank of Ireland mandated investigation into tracker mortgages in Ulster Bank RoI. This first phase comprised the development and submission of a detailed plan for conducting the investigation and ensuring that appropriate governance was in place;

•         EY were engaged to review historical and prospective financial information for certain parts of the business;

•         EY were engaged to provide an assurance opinion for an information request from the European Commission in connections with its competition investigation into pre-2012 FX currency trading; and

•         EY were engaged to audit the control environment and control objectives for RBS and Ulster Bank’s internal reporting procedures relating to the Scottish & Northern Ireland Banknote Rules 2011 and the Note Circulation Scheme Rules, as required by the Bank of England.

The decision to approve the engagement of the external auditor for the services noted above was due to factors including synergies and efficiencies relating to the audit work, their existing knowledge of RBS which allowed work to commence quickly and with minimal disruption and the benefits in maintaining consistency between similar engagements. In each case the GAC was satisfied that the engagement did not impact the external auditor’s independence.

Although RBS’s previous external auditors are no longer subject to independence requirements, they do have an ongoing role to consent to the release of its prior period audit opinions for US reporting purposes (statutory and comfort letter related). Given any requirement to perform additional audit work for historic periods would require previous external auditors to re-establish independence, a number of safeguards relating to their appointment remain in place under the policy, including the requirement for engagements with Deloitte to be approve by the GAC or on its behalf by the Director of Finance (depending on the value of the engagement. Since Deloitte have been removed from independence requirements with these safeguards in place they have been engaged as follows:

•         to provide additional quality assurance over management’s assessment of the adequacy of SOX 404 control design and management’s testing of the effective operation of SOX 404 controls;

•         as the skilled person to support the Bank’s ring-fencing programme;

•         in relation to the remediation of the tracker mortgage book in Ulster Bank;

•         to provide resource support to help technology teams to implement and embed a new Technology delivery framework and;

•         to support the second phase of the Central Bank of Ireland mandated investigation into tracker mortgages in Ulster Bank. This second phase of work involves a review of Ulster Bank Ireland DAC’s 2001-2015 mortgage loan book in line with the Central Bank of Ireland ‘Framework for Conducting the Tracker Mortgage Examination’.

Further details of the non-audit services that are prohibited and permitted under the policy can be found on rbs.com. Information on fees paid in respect of audit and non-audit services carried out by the external auditor can be found in Note 5 on the consolidated accounts on page 412.

Brendan Nelson Chairman of the Group Audit Committee

Report of the Board Risk Committee

Letter from Baroness Noakes

Chairman of the Board Risk Committee

“RBS as a whole is on a journey towards a robust, well managed control environment”

Dear Shareholder,

The Committee had a challenging programme of risk issues to consider in 2016 and the report that follows provides details of the topics reviewed and debated by the Committee during the year. The Committee reviewed and provided oversight of the risk profile of the bank relative to the bank’s strategy and risk appetite against the backdrop of an economic environment which is challenging for the bank and which was made more uncertain following the outcome of the EU referendum.

Strategic Risk and Transformation

The Committee continued to devote considerable attention to the demanding bank-wide transformation programme in 2016. In particular, it considered execution and delivery risk on behalf of the Board and monitored the amount of change risk faced by the business. We focused on the impact of transformation plans on the bank’s control environment and on the control transformation workstream which is a key part of the overall programme. End to end risk and control assessments for material processes were carried out during 2016 and in 2017 we will be overseeing the improvement actions which are needed. The broader cost and control objectives of the transformation programme will continue to be a key priority in 2017 and future years.

Delivery of the Williams & Glyn separation programme remained a significant area of focus of the Committee in the first half of the year. In light of the delivery challenges, the Board decided to change its strategic direction and the committee subsequently focused on the wind-down of the programme.

As the year progressed, increasing agenda time was devoted to the implementation of the bank’s ring-fencing programme as the programme moved from the design phase into the execution phase. The Committee reviewed the revised baseline plan before submission to the regulator and oversaw the development of an integrated assurance programme for the project involving Risk, Internal Audit and external third party assurance.

Control Environment

RBS as a whole is on a journey towards a robust, well-managed control environment and the Committee reviews the control ratings of significant business areas twice a year. Challenges are greatest within the bank’s NatWest Markets (formerly CIB) franchise and we reviewed management’s plans to strengthen substantively its control environment and address known weaknesses.  We will oversee the effective delivery of those plans, relying in particular on more detailed challenge in the second line of defence.

Report of the Board Risk Committee

Risk Appetite

The bank’s risk appetite framework provides a structured approach to risk taking and the committee reviewed proposed enhancements to the framework prior to Board approval. We have extended our detailed examination beyond the suite of strategic risks to all material risk categories via a series of in depth reviews of the individual risk appetite statements and related metrics. These sessions enabled essential preparatory work to be undertaken prior to transitioning to a Board approval framework for these material risks in 2017. We will continue to supervise closely the maturing risk appetite framework, including remediation where breaches of material risk appetite are identified, in the year ahead.

Stress Testing

The bank conducted a number of stress tests in 2016 including the European Banking Authority and Bank of England stress tests in addition to its own internal stress tests. The Committee played a vital role in reviewing the scenarios and assumptions deployed and in ensuring that the outputs of the tests were subjected to a high degree of scrutiny and challenge. The Committee also oversaw enhancements to the bank’s stress testing capability and this will remain a priority in 2017.

Other

Other material areas of Committee focus during the year have included:

•         conduct risk and the oversight of on-going regulatory investigations and remediation;

•         the capital and liquidity position of RBS and related regulatory submissions;

•         cyber security including the outcome of RBS’s participation in a cyber testing initiative led by the Bank of England (CBEST);

•         risk culture, the three lines of defence model and risk performance assessments, now being combined into an integrated risk assessment process; and

•         continued refinements to risk reporting.

Key priorities for 2017

The bank has made significant advances this year towards its goal of becoming a stronger, simpler and fairer bank. However, while progress has been made, more work is required before the bank will be operating fully within risk appetite and the Committee will keep this under review in 2017. In the coming year the Committee will also continue to oversee the work being carried out under the bank’s significant change programmes and the impact of those initiatives on the risk profile of the bank. Other areas of focus of the Committee will include cyber risk, IT resilience and assessing the impact of external factors on the bank’s risk profile.

I would like to conclude by welcoming Frank Dangeard to the Committee and by thanking my fellow Committee members for their continued support and diligence throughout the year.  I would also like to extend my gratitude to Robert Gillespie, who stood down as a member in August, for his valuable contribution.

Baroness Noakes

Chairman of the Board Risk Committee

23 February 2017

Report of the Board Risk Committee

Report of the Board Risk Committee

The role and responsibilities of the Board Risk Committee

The Board Risk Committee (BRC) assumes responsibility on behalf of the Board to provide oversight of current and potential risk exposures and future risk strategy, including the determination of risk appetite and tolerance, and to promote a culture of risk awareness within RBS.

The BRC’s responsibilities are set out in more detail in its terms of reference which are reviewed annually by the BRC and approved by the Board. These are available on RBS’s website: rbs.com.

Membership

The Board Risk Committee comprises independent non-executive directors. Details of the skills and experience of each of the BRC members are set out in their biographies on pages

55 to 57.

Attended/ scheduled
Baroness Noakes (Chairman)	9/9
Frank Dangeard (1)	3/3
Morten Friis	9/9
Penny Hughes	9/9
Brendan Nelson	9/9

Former Members
Robert Gillespie(2)	6/6

Notes:

(1) Appointed to the committee on 4 August 2016.

(2) Stood down from the committee on 4 August 2016.

Brendan Nelson is chairman of the Group Audit Committee of which Baroness Noakes and Morten Friis are also members. Penny Hughes is chairman of the Sustainable Banking Committee. This common membership across Committees helps to ensure effective governance across the committees.

BRC meetings are also attended by the RBS Chairman, relevant executives, including the Chief Executive, Chief Financial Officer, Chief Risk Officer, Chief Conduct & Regulatory Affairs Officer, Chief Legal Officer and General Counsel and Chief Audit Executive, and the lead partner of the External Auditor. External advice is sought by the BRC, where appropriate.

Report of the Board Risk Committee

Meetings and visits

Nine scheduled meetings and six ad hoc meetings were held in 2016. The ad hoc meetings were required to consider: the results of various phases of internal and external stress tests; the Ring-Fencing Revised Baseline Plan; and the draft budgets and related stress test outputs.

In 2016, members of the BRC, in conjunction with members of the Group Audit Committee, undertook a programme of visits to focus on various businesses and control functions including bi-annual visits to Risk and C&RA. The purpose and scope of this programme is discussed in detail in the Report of the Group Audit Committee above.

The BRC also held in-depth sessions on risk reporting and the legal entity framework and associated capital requirements.

Performance Evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the Board Risk Committee, was conducted internally in 2016. The BRC has considered and discussed the outcomes of this evaluation and accepts the findings. Overall the review concluded that the Board Risk Committee continued to operate effectively. However, certain recommendations for action were recognised including the need to: rebalance the agenda of the BRC to ensure sufficient focus on the most pertinent risks and reduce the length of meetings; place more reliance on executive committees to reduce pressure on the BRC’ agenda; and hold Executives to account for sign-posting key issues and escalating a unified position from all three lines of defence.

The review included a small number of general recommendations which are relevant for both the Board and its senior committees. Key themes and actions arising from these general recommendations are set out in the Board  report on page 74 and will be considered, and addressed as appropriate, at Board level.

The outcomes of the evaluation have been reported to the Board and the BRC will track progress on its 2017 priorities during the year.

Allocation of Board Risk Committee agenda time:

Current risk profile and issues	26%
Change agenda and large projects	10%
Process, policies and risk appetite	15%
Regulatory returns and stress testing	15%
Accountability and remuneration	6%
Risk, conduct and regulatory affairs focus sessions	13%
Franchise and function focus sessions	15%
Total	100%

Report of the Board Risk Committee

Matters considered by the Committee in 2016

Key area	Issues considered and Action taken by the BRC
Risk Profile
Reporting

•       Provided oversight of RBS’s risk profile relative to RBS’s strategy and risk appetite through the review of emerging risks and changes in RBS’s most significant portfolios and operations, as presented within the comprehensive Risk Management Report. In order to focus on changes in the RBS’s risk profile and to highlight trends, the BRC transitioned during the year to taking this report on a quarterly basis.  A short form risk report was considered at all other meetings.

•       Received oral updates from the Chief Risk Officer and Chief Conduct and Regulatory Affairs Officer on the most current and material risks at each meeting. This enabled the BRC to discuss RBS’s top risks and whether these were being managed effectively; whether RBS was operating within risk appetite; and whether business change was being managed effectively.

•       Held an in-depth session on risk reporting in October 2016 which led to additional recommendations for refinements to the form and content of reporting. Management will progress these improvements during 2017.

External developments

•       Received reports from the Chief Risk Officer at each meeting highlighting external developments with the potential to affect RBS’s ability to meet its strategic objectives or continue its operations. This included updates on the global economic environment, including developments in the US, Europe and China and associated impacts on financial markets; regulatory proposals for potential future capital requirements; and preparation for, and the impact of, the EU referendum result.

General Counsel’s report	• The General Counsel reported to the BRC at each meeting on current and emerging key legal developments and risk and significant litigation risks affecting RBS.
US Risk Committee

•       Received quarterly reports from the Chairman of the US Risk Committee on the key matters discussed at that forum. The US Risk Committee was established in May 2016 in response to US regulatory requirements and comprises Morten Friis as Chairman, the Chairman of the Board Risk Committee and the RBS Chief Financial Officer. It provides oversight of the risk management framework of RBS’s combined US operations, including the review and approval of US risk management policies and material submissions to US regulators.

Strategic Risk
Transformation

•       Kept the execution risk of the RBS-wide transformation programme under review, receiving regular updates from the transformation team on progress, including independent opinions from Risk, C&RA and Internal Audit.

•       Considered progress against plan and reviewed interdependencies with other significant change programmes and key threats to delivery. In particular, the impact of the Williams & Glyn programme on transformation was monitored. Reviewed the impact of 2016 cost reductions and the 2017 budget restrictions on the programme.

•       Requested focus sessions on the controls transformation workstream, in particular the prioritisation and completion of the Risk and Control Assessments planned in 2016. A report was received from Internal Audit on the robustness of the assessments and the BRC will oversee management’s plans to enhance processes and to remediate control weaknesses identified through completion of the exercise.

Williams & Glyn

•       In Q1 2016, exercised oversight of the risks and challenges to the planned physical separation of assets in advance of the divestment of Williams & Glyn, confirming appropriate governance and assurance processes were in place for the programme.

•       Received independent reports on progress from Risk and Internal Audit, supplemented by independent third party assurance on progress.

•      Received updates on the wind-down of the separation programme after the decision of the Board not to proceed with this method of divestment and considered the impact of the decision upon people, costs, records management and security. Reviewed the impact of the change in strategic direction upon other key deliverables.

Ring-fencing Implementation plan

•       Considered the key risks of the implementation of the ring-fencing programme as it moved from the design phase into execution in H2 2016, including reviewing the revised baseline plan and endorsing its submission to the PRA.

•       Oversaw the development of an integrated assurance programme involving Risk, Internal Audit and external third party assurance.

Report of the Board Risk Committee

Key area	Matters considered and action taken by the BRC
Strategic Risk
Change Risk

•       Discussed the change risk profile of RBS and the prioritisation and impact of mandatory change programmes and considered the agreed risk appetite statement and measures used to assess change risk across RBS. Suggested refinements to the processes for assessing change risk and the acceptable volume of change.

Client Pricing for Assets and Liabilities

•       Reviewed the client pricing process against regulatory requirements to ensure that the pricing of liabilities and assets takes into account RBS’s business model and risk strategy. The BRC noted that additional testing would be undertaken and enhancements made to the process. An annual review will be undertaken in future years.

Enterprise Wide Risk
Risk appetite

•       Reviewed the risk appetite governance framework for 2016; provided feedback on the mechanism for managing and escalating breaches of risk appetite; and made suggestions in relation to simplification of the framework, before recommending this to the Board for approval.

•       Reviewed risk appetite for strategic risks (earnings volatility, RBS-wide and functions, funding and equity investors) and subject to suggested refinements, recommended this to the Board for approval.

•       Refreshed governance arrangements for material risks and put in place plans to transition to a Board approval framework for the most significant risks in 2017. This involved a number of in depth reviews of risk appetite throughout the year in relation to the following risk areas: tax, pensions, records management, payment processing, IT stability & resilience, people, reputational, traded market risk, non-traded market risk, business risk, financial reporting, legal entity risk, operational risk, information and cyber security, retail credit, mortgage risk, wholesale credit, commercial real estate, acquisition risk, settlement risk and conduct risk.

•       Reviewed the cascade of RBS-wide risk appetite to franchises and functions and the alignment between strategic and material risk appetite statements.

•       Considered the use of risk capacity (being the parameters within which risk appetite is set) and agreed risk capacity limits for strategic risks.

Stress testing

•       In Q1 2016, the BRC considered the results of the 2015 budget and forecast stress testing and reviewed Internal Audit’s planned activity for assessing stress testing in 2016.

•       During the year, the BRC considered the underlying assumptions and scenario selection for the external Bank of England stress test, including Internal Audit’s opinion, making recommendations to the Board as appropriate.

•       Provided challenge and scrutiny to the results of the three phases of the 2016 EBA stress test and the results of the 2016 Bank of England stress test.

•       Reviewed the results of the reverse stress test and made recommendations to the Board in this regard.

•       In H2 2016, the BRC considered the 2016 budget and forecast base and stress scenarios together with opinions from the three lines of defence and draft outputs and made recommendations to the Board in this regard.

•       Oversaw enhancements to RBS’s stress testing capability, in particular the remediation actions taken in response to the PRA review of stress testing capability.

Model risk framework

•       Oversaw the development of a new model risk framework designed to deliver improvements in the management of model risk. This included reviewing progress in remediating areas of identified weaknesses such as model validation and the restructure of model risk management team.

Integrated risk assessment process

•       Reviewed work undertaken by RBS to understand its risk culture and approaches to its assessment against a clearly articulated target culture. Considered the proposed Integrated Risk Assessment approach which was designed to provide a single approach to the assessment of risk mindsets and behaviours and risk capabilities leading to a more effective and simplified approach to the assessment of risk culture, the three lines of defence and performance assessments.

•          The BRC reviewed the output of the pilot of the revised approach within certain functions and franchises and Risk.

RDAR

•          Monitored progress towards full compliance with the Basel Principles on Effective Risk Data Aggregation and Reporting (RDAR). Received a report from Internal Audit on material compliance with RDAR principles and oversaw communications with the PRA in this regard. The BRC will continue to ensure that areas requiring additional improvement are remediated in 2017 alongside plans to achieve full compliance.

Report of the Board Risk Committee

Key area	Matters considered and Action taken by the BRC
Enterprise Wide Risk
Risk Assurance

•          Received quarterly reports on issues highlighted by reviews conducted in each of the three franchises by Credit Quality Assurance, Market Quality Assurance, Control Assurance and a newly created Stress Testing Assurance team.

Market, Credit and Operational Risk
Credit, Market and Operational risk MI	• Reviewed RBS’s risk profile relative to credit, market and operational risk, and examined detailed management information (MI) within the Risk Management report in this regard.
Control Environment Certification

•          Received bi-annual reports on the Control Environment of the franchises and functions and sought management’s assurance that appropriate measures were in place to ensure that the businesses could continue to operate safely, where control weaknesses had been identified.

NatWest Markets (formerly CIB) Control Environment Remediation

•          Reviewed and challenged management plans to remediate and strengthen the conduct and control environment across the NatWest Markets franchise. Received reports on specific remediation issues and control issues including, Trade and Transaction Reporting; Collateral Management Algorithmic Trading and Intra-Day Risk; IMA waiver and capital implications; and surveillance measures and potential enhancements.

•          Reviewed management’s transformation plans for the business, including how these would impact remediation, mandatory change and the control environment.

•          Received reports following challenge by the second line of defence and the Technical Executive Risk Forum of management’s views of progress against expected outcomes.

Payments

•          Received progress reports in relation to the payments transformation programme, designed to remediate weaknesses in the payments infrastructure and provide a platform to support mandatory change.

•          Requested updates on compliance with the Payment Card Industry Data Security Standards and Wire Transfer Regulations (WTR) and considered an Internal Audit report on WTR compliance.

Resilience, security and cyber risk

•          The BRC received bi-annual reports on security and resilience and requested a separate update on cyber security. This included a report on the controls and defences in place, an update on improvements identified via RBS’s participation in CBEST (a cyber testing initiative led by the Bank of England), and a summary of the alignment of the RBS’s security policy with the ISO standards.

Material credit exposures

•          Oversaw the Executive Credit Group (ECG) receiving a summary of the decisions made by the ECG in the period. Reviewed the most material credit decisions made in 2015 and examined trends in the market.

•          Approved a revised governance for large credit exposure decisions, designed to enhance the level of BRC and Board oversight.

Other operational risks

       The BRC also reviewed reports in relation to:

•          the potential risks posed by end of life software;

•          simplification of the RBS Policy Framework. The BRC requested that greater analysis of the volume of exceptions to policy be undertaken; and

•          data quality. Following review of progress against a detailed plan, the BRC was pleased to note significant progress in this area.

Capital and Liquidity Risk
ICAAP and ILAAP

•          In Q2 2016 the BRC reviewed the draft Internal Capital Adequacy Assessment process (ICAAP) along with an Internal Audit review and recommended the document to the Board for approval subject to certain enhancements.

•          In Q3 2016 the BRC reviewed both the scenarios assumptions for the 2016 Internal Liquidity Adequacy Assessment Process (ILAAP) and the final ILAAP submission and, after due consideration, recommended them to the Board.

Recovery and Resolution planning

•          Oversaw the first part of a two year remediation process in designed to deliver a recovery plan in line with industry best practice.

•          Examined and commented upon the draft 2016 recovery plan and resolution pack and recommended them to the Board for approval. Approved the final version of the recovery plan under delegated authority from the Board.

Capital Management

•          Reviewed the progress of the capital management capability enhancement programme.

•          Received an update on proposed regulatory changes to capital requirements and noted the areas most likely to be impacted and the likely implementation timescales.

Report of the Board Risk Committee

Key area	Matters considered and Action taken by the BRC
Capital and Liquidity Risk
Legal entity control & risk framework

•          Held a detailed session on the internal finance and risk processes relating to subsidiary legal entities in June 2016 and considered an update on the legal entity operating model later in the year, with a particular focus on specific enhancements being developed to improve the robustness of the legal entity control and risk framework.  Supported management’s plans to create an RBS-wide programme to build legal entity capability and deliver a coordinated framework focusing on specific legal entity control and assurance requirements.

Conduct, Regulatory and Remediation
Representations to Regulators

•          Reviewed the assurance and governance in place to support representations to regulators.

•          Reviewed attestations requiring Board level approval, including a US Volcker Rule attestation and representations relating to controls in place within the FX business.

Financial Crime	• Discussed the Group Money Laundering Reporting Officer’s (MLRO) Annual Report 2015 and recommended it to the Board.
Other conduct risks

       The BRC also reviewed reports in relation to:

•          the European Markets Infrastructure and Markets in Financial Instruments regulations;

•          progress to meet the requirements of the European Deposit Guarantee Scheme;

•          RBS’s and NatWest’s compliance with the FCA client assets rules (CASS) and recommended the reports to the Board for approval;

•          the New Product Risk Assessment (NPRA) process;

•          complaints performance improvement; and

•          individual regulatory investigations and remediation.

Risk and Conduct & Regulatory Affairs

•          Oversaw the performance and the independence of the Risk and Compliance functions, through undertaking bi-annual visits to Risk and Conduct & Regulatory Affairs during which the BRC considered people and succession planning, budget and the resource capability of both functions. Received quarterly dashboards of key management information covering headcount, comparisons to budget, high performing staff turnover and outputs of staff surveys.

•          Assessed the performance of the Chief Risk Officer and Chief Conduct & Regulatory Affairs Officer.

Accountability and Remuneration

Continued to provide oversight over the risk dimension of performance and remuneration arrangements, working closely with the Group Performance and Remuneration Committee. The Report of the Group Performance and Remuneration Committee on pages 101 to 149 includes further detail on how risk is taken into account in remuneration decisions. Key matters considered by the BRC included:

•          accountability recommendations in respect of significant material events;

•          the risk and control objectives of members and attendees of the RBS’s Executive Committee, with additional focus on underlying objectives for the Chief Risk Officer and the Chief Conduct & Regulatory Affairs Officer;

•          an assessment of the risk/conduct performance of members and attendees of RBS’s Executive Committee, with recommendations made to the Group Performance and Remuneration Committee as appropriate to inform its decision on pay and awards;

•          an assessment of the risk/conduct performance of the RBS and its businesses, with recommendations made to the Group Performance and Remuneration Committee to inform its decision on adjustments to the annual bonus pools;

•          performance conditions for the RBS’s Long Term Incentive Plans and assessment of proposed vesting levels to ensure risk management/conduct performance is fairly reflected in vesting outcomes; and

•          the proposed Executive Director Future Remuneration Policy as detailed on pages 113 to 119 from a risk and control perspective.

Baroness Noakes
Chairman of the Board Risk Committee

Report of the Sustainable Banking Committee

Letter from Penny Hughes

Chairman of the Sustainable Banking Committee

“Our brand strategy reflects our drive to build a customer focused bank which our people can be proud of and our customers trust”

Dear Shareholder,

The Sustainable Banking Committee (SBC) is primarily concerned with overseeing, supporting and challenging actions taken by management to promote RBS as a sustainable business, capable of generating long term value for its stakeholders.

Despite a challenging year for the Bank in general, we have made progress on our agenda to build a more sustainable bank.  The SBC continues to focus on culture, customers, people, brand & communications and environmental, social and ethical (ESE) issues. Engagement with management continues to be good and we have listened, learnt and acted on challenges and ideas from stakeholders we have spoken to throughout the year.

Our ambition to be number one for customer service, trust and advocacy in each of our chosen business areas remains unchanged. Delivering this ambition depends on our ability to demonstrate beyond question that we are a responsible company, that has learnt from the past, doing business in a sustainable way.

We will earn trust by putting customers first, making RBS a great place to work, supporting our communities, and being mindful of environmental impacts.

Report of the Sustainable Banking Committee

Progress made in 2016 includes:

•          furthering the integration of sustainable banking into our core businesses and increasing transparency of this with the integration of our previously separate Sustainability Report into the main Annual Report;

•          encouraging the development of the sustainable banking strategy, meeting the needs of all our stakeholders whilst aligning with RBS’s overall strategy;

•          overseeing how management is embedding culture and Determined to lead standards within our employee value proposition;

•          overseeing the brand strategy to reposition Royal Bank of Scotland, NatWest and Ulster Bank for customers;

•          posing and addressing key challenges with management such as the provision of free banking, supporting enterprise and supporting companies or individuals to seek alternative finance when RBS is unable to help;

•          challenging management’s efforts on meeting the needs of particular customer groups such as high net worth individuals and small and medium sized enterprises;

•          ongoing commitment to both internal and external stakeholder engagement through face to face sessions and visits to customer facing businesses;

•          reviewing our progress on environmental targets; and

•          reviewing complaint handling and the strategy to identify root cause and resolution.

The efforts to build a responsible and sustainable business are being recognised through independent and external measures.   We retained our place in the Dow Jones World Sustainability Index with our highest score to date (84) and achieved a leadership category listing in the Carbon Disclosure Project Index (A-).

We are also increasingly being recognised as an attractive employer. RBS was shortlisted at the 2016 National Diversity Awards as well as being shortlisted for Outstanding Employee Network Group of the Year in the European Diversity Awards. We recently came 13th in Stonewall’s top 100 employers, up from 32nd last year.

Report of the Sustainable Banking Committee

The SBC has also seen tangible evidence of good customer outcomes. RBS is the largest lender to small and medium sized business in the UK and gross lending to our Personal and Business Banking customers is up 29% year on year.  Building financial capability remains a focus for RBS with financial health checks available to Personal and Business Banking customers. MoneySense, our flagship financial education programme for

5 –18 year-olds, also continues to grow. Raising awareness of the importance of financial education was supported by a NatWest national advertising campaign last year, along with a new commitment to reach another one million young people with MoneySense by the end of 2018.

The repositioning of our primary customer brands was a significant moment for RBS. The SBC played a role in overseeing and challenging the brand strategy which plays an important role in building a customer focused bank which our people can be proud of and our customers trust.

Over a number of years RBS has experienced a shift by setting out a clear and simple purpose and defining our Values. We have restructured our business, made progress on our service proposition but acknowledge there is more to do, introduced the YES Check and made changes to the way we do some of the fundamentals of banking. The SBC will continue to operate at a strategic level to support management on its journey to reaching our ambition to becoming a more sustainable and truly customer focused bank.

My thanks go to the SBC members and attendees for their contribution and support through another challenging year.

Penny Hughes

Chairman of the Sustainable Banking Committee

23 February 2017

Report of the Sustainable Banking Committee

Report of the Sustainable Banking Committee

Meetings

The Sustainable Banking Committee held six scheduled Committee meetings in 2016 which were attended by the Chief Executive, Chairman, senior representatives from the customer-facing franchises as well as Human Resources, Sustainability, Risk, Conduct & Regulatory Affairs, Communications & Marketing, and Strategy.

Stakeholder engagement sessions

In addition to ongoing engagement which takes place across our business each day, the Committee has run a proactive engagement programme since 2011 to which we invite external stakeholders to meet with, and challenge, the most senior decision makers in RBS.

We have met with over 50 different groups of NGOs, civil society groups, government bodies, consumer groups and investors in this way and the purpose is to listen and understand where RBS could do more.  These discussions help shape future policies, influence strategic priorities and inform decision making across RBS on our journey to becoming a customer focused bank.

In 2016 we held four such stakeholder engagement sessions covering the following topics:

•         how to serve and support scale-up, high growth customers beyond start up stage;

•         defining the vision of sustainable banking for RBS and taking a bolder, more integrated approach to delivering it;

•         financial capability and the key concerns and challenges faced by Irish consumers in relation to their personal finances; and

•         what does sustainable banking mean for our culture, our behaviour, our people and our customers?

Following the sessions we identify opportunities for follow up and further engagement. In December, we welcomed back a number of our past guests to share the progress made and invited further challenge and alternative perspectives.

As part of its programme of stakeholder engagement, members of the SBC undertook a visit to Personal and Business Banking which provided valuable insight to the SBC. There are plans for more frontline customer engagement in 2017.

Membership

The Sustainable Banking Committee comprises four independent non-executive directors. The Chairman and members of the SBC, together with their attendance at meetings, are shown below.

Attended/ scheduled
Penny Hughes (Chairman)	6/6
Alison Davis	6/6
Robert Gillespie	6/6
Mike Rogers (1)	5/5

Note:

(1)    Appointed to the committee on 25 April 2016

Report of the Sustainable Banking Committee

Performance evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the Sustainable Banking Committee, was conducted internally in 2016. The Committee has considered and discussed the outcomes of this evaluation and accepts the findings. Overall the review concluded that the Sustainable Banking Committee continued to operate effectively.

In particular, during 2016 the Committee focused on being more forward looking and strategic with its time, focusing on priorities of culture, people, customer, brand & communications and ESE issues.  The stakeholder engagement sessions are regarded as a valuable opportunity to learn how well RBS is aligned to external sustainability priorities.  During 2017, the Committee will continue to focus on these priorities, and ensure it undertakes a proactive programme of stakeholder engagement.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year.

Role and responsibilities of the Sustainable Banking Committee

Authority is delegated to the Sustainable Banking Committee by the Board and the SBC reports and makes recommendations to the Board as required. The terms of reference of the SBC are available on rbs.com and these are reviewed annually and approved by the Board. A report on the activities of the SBC in fulfilling its responsibilities is provided to the Board following each meeting. The principal responsibilities of the SBC are shown below:

Culture

•          receive updates on actions to drive the Board approved culture;

•          oversee progress on standards, competence and capability;

People

•          oversee the Employee Value Proposition and initiatives to ensure a diverse workforce which feels clear, capable and motivated;

Customer

•          oversee customer centricity priorities and how RBS is supporting and engaging with key customer segments;

•          oversee progress being made to achieve the long term target of being number one for customer service, trust and advocacy in each of our chosen businesses;

Brand & Communications

•          oversee the brand strategy in moving to a bank of brands approach focusing on building equity in our customer brands;

•          oversee actions being taken by management to manage RBS’s reputation;

ESE Issues

•          receive reports on managing ESE risk;

•          consider RBS’s environmental footprint and how RBS is operating in its communities; and

•        consider activities being undertaken to support the “green” economy

Directors’ remuneration report

Annual statement from Sandy Crombie
Chairman of the Group Performance and Remuneration Committee

“the focus is on meaningful, long-term shareholding as the mechanism for achieving alignment with shareholders”

Dear Shareholder,

I am pleased to set out the Directors’ Remuneration Report for 2016. This report describes the pay decisions that we took for the last financial year and the new remuneration policy that is being proposed to shareholders for approval at the forthcoming AGM.

Policy developments in 2016

I know that views on executive pay are continuing to evolve. The government is consulting on areas of reform aimed at strengthening the UK’s corporate governance arrangements. A separate industry-led Executive Remuneration Working Group has also set out areas where it is believed that improvement is needed to restore trust in current remuneration practices. RBS continues to contribute to consultations aimed at strengthening governance and pay arrangements.

It is clear many shareholders value simple remuneration structures. The Committee spent a great deal of time considering alternative constructs and how these would align to RBS’s cultural aims on pay. The proposed new policy represents a significant change and has two principal aims: to produce greater alignment with shareholders and to discourage the potential for excessive risk taking.

The design focuses on creating alignment by ensuring executives build up larger shareholdings and retain them for longer. This intent is being reinforced by a significant increase in shareholding requirements from 250% to 400% of salary for the Chief Executive and from 125% to 250% for the Chief Financial Officer. The new policy also encourages sustainable long-term performance by having a lower maximum long-term incentive award level, but with performance assessed on factors that the executive would reasonably be expected to achieve, creating a less leveraged construct and encouraging safe and secure growth. The maximum potential long-term incentive award is being reduced by around 40% for the Chief Executive and by around 30% for the Chief Financial Officer.

Directors’ remuneration report

It is also proposed that pro rating of long-term incentive awards will not apply for good leavers under the new policy. The Committee recognises that time pro rating is a common preference for some investors and its removal has only been included after considerable thought, and after consulting with a number of shareholders. The intention is to create high levels of shareholding that persist for a period after leaving and pro rating of awards reduces this alignment. RBS is unusual in having no annual bonus element of pay for executive directors and bonus awards would typically not be subject to pro rating. Furthermore, the policy aims broadly to maintain the expected value of pay to executive directors over their typical tenure in role. This aim is achieved through a combination of reduced award levels, performance factors that are designed to be more within the control of management and the removal of pro rating for good leavers. The circumstances that would be considered for good leaver treatment are set out in more detail in this report.

No change is proposed to the quantum of fixed pay, although fixed share allowances will be released over three, rather than five years to create a more even release of value across fixed and variable pay. A further development is that the pension allowance under the recruitment policy for new executive directors will be reduced from 35% to 25%, bringing the rate closer to that of the wider employee population.

In summary, the focus is on meaningful long-term shareholding as the mechanism for achieving alignment with shareholders. To date, the proposed remuneration policy has been well received in discussions with our largest shareholders.

Considerations for other employees

The Committee recognises that RBS will only achieve its ambitions if all employees are engaged, motivated and supported by appropriate remuneration structures. Average salaries for our UK employees have increased by 7.5% over the last three years while executive directors’ salaries have been static. Our rates of pay continue to exceed the living wage and we have removed sales incentives for front line retail staff and increased fixed pay so that they can concentrate on providing great customer service.

Financial performance in 2016

Some important milestones were met in 2016. RBS was able to retire the Dividend Access Share in March and this was a key part in normalising RBS’s capital structure. Good progress has also been made in resolving a number of major legacy and conduct issues although these continue to affect financial results. Variable pay across RBS is subject to a robust performance assessment process which allows outcomes to be adjusted if risk management or conduct has fallen short of the required standard.

The restructuring of the business has continued during 2016 but there is a strong business at the heart of RBS, capable of delivering sustainable returns for shareholders. The franchises have performed well with adjusted operating profits of £4,249 million for 2016. The Committee’s decisions aim to strike a balance in rewarding employees for good performance but recognising RBS is not yet in the position that it needs to be.

Directors’ remuneration report

Pay decisions for 2016

The Group bonus pool has fallen from £373 million in 2015 to £343 million in 2016, a reduction of 8%. Over 93% of this pool will be paid to those below the executive level. Where employees do receive a bonus, the average amounts remain relatively modest with 50% of employees receiving £2,000 or less and a further 23% receiving less than £5,000. The amount of any immediate cash bonuses continues to be limited to £2,000.

The report sets out further information and I hope shareholders will support the resolutions on remuneration arrangements at the forthcoming AGM. I am very grateful for the guidance and support provided by my fellow Committee members as well as those who assist the Committee over the year. I would also like to thank shareholders for their constructive input as we discussed how best to shape the remuneration policy for the years ahead.

Sandy Crombie

Chairman of the Group Performance and Remuneration Committee

23 February 2017

Directors’ remuneration report

Key features of the new remuneration policy for executive directors

Key features

The new policy is focused on the long term, aimed at attracting and keeping the right people for RBS.

The intent is a policy that aligns executives with shareholders predominantly through holding shares rather than formulaic and unpredictable performance conditions.

As a result, shareholding requirements will be significantly increased under the new policy and performance testing of LTI awards will be based on factors that executive directors would reasonably be expected to achieve, encouraging executives to operate within risk appetite.

The maximum quantum will be reduced in line with a growing consensus on the need to restrain executive pay.

The intention is to create a construct that is more highly valued by executives, by assessing performance on factors considered to be more within the control of management and therefore providing greater certainty of outcomes.

Combined with the removal of pro rating for good leavers, the expected value of remuneration delivered to executive directors over time is broadly maintained.

Longer vesting and retention periods will apply to LTI awards, with the release of shares over an eight year period, helping to ensure decisions and outcomes reflect a truly long-term timeframe and are even further aligned with the experience of shareholders.

How will performance assessment work under the proposed LTI construct?

For each of the core performance areas of Finance, Risk & Operations, Customers and our People, the Committee will consider whether the executive director has over the relevant period achieved what would reasonably have been expected in the circumstances. The Committee will review performance against factors (examples are set out below) relevant to RBS’s strategic objectives in each area, but will apply its judgement without reference to formulaic targets. Performance will be assessed taking into account circumstances applying over the period of assessment which may have affected the achievability of performance objectives. The majority of the performance variation will take place under a pre-grant test, with a pre-vest assessment representing a final check that, taking all circumstances into account, overall performance has been satisfactory. The achievement of reasonable or ‘target’ performance expectations will deliver full, or nearly full, payout of the LTI awards, reflecting the significantly reduced level of awards.

Directors’ remuneration report

Each year, the performance factors will be determined in light of RBS’s priorities for that year. The first awards will not be made under the proposed LTI construct until early 2018 and further details will be disclosed in the 2017 annual remuneration report.

The pre-grant test will constitute a collective and individual view of performance over the prior year. No deduction will be made for target performance. Prior to vesting, a pre-vest test will be based on an assessment of collective performance for the year for which the award was made, knowing ‘what we know now’, and taking into account all circumstances. This is intended to carry a high degree of certainty, and to vest as long as a threshold level of sustainable performance has been delivered.

The aim is to reward sustained performance and, following the application of both the pre-grant and pre-vest assessment, executive directors should expect to receive 80% of the award on average over time provided that they deliver on the performance factors as determined by the Committee. Awards may be reduced, potentially down to zero, further to the application of either the pre-grant or pre-vest tests where there has been significant underperformance or risk management failings.

Directors’ remuneration report

Comparison of the current and new remuneration policy for executive directors

Fixed remuneration - overall, no change in quantum at this time

Current policy – Salary £1,000,000 for the Chief Executive £800,000 for the Chief Financial Officer Fixed share allowance 100% of salary, delivered in shares released over a five year retention period. Pension allowance 35% of salary, delivered in cash. Standard benefit funding

£26,250

New policy - No changes to salary levels are proposed at this time. No change to the fixed share allowance amount but shares will be released over a three year retention period, to create a more even release structure between fixed and variable pay.  No change to pension allowance for current executive directors. Policy for new executive directors to be reduced to 25% of salary. No changes to standard benefit funding level.

Variable reumueration – significant reduction in maximum potential

Current policy -  Long-term incentive award Underlying award of 400% of salary but with pay-out capped by regulatory maximum which for performance year 2016 equates to 287% of salary. Pre-vest performance measures based on four categories: Economic Profit, Relative TSR, Safe & Secure Bank and Customers & People together with a risk and conduct underpin.  A three year performance period and the award vests in equal amounts in years four and five. A six month retention period applies after vesting and the clawback period is seven years from the date of grant.

New policy - 175% of salary for the current Chief Executive (currently £1.75 million) and 200% of salary for the current Chief Financial Officer (currently £1.6 million).   Pre-grant and pre-vest tests, to consider performance in the round, against what would reasonably have been expected in the areas of Finance, Risk & Operations, Customers and our People. Risk & Control and Stakeholder Perception underpins will apply.    Extension of the deferral period with vesting taking place in equal amounts over years three to seven. A 12 month retention period applies after vesting. The clawback period is extended to ten years from grant if events are under investigation at the end of the seven year period.

Other elements - better alignment with shareholders

Current policy - Shareholding requirement 250% of salary for the Chief Executive 125% of salary for the Chief Financial Officer A period of five years is allowed in which to build up shareholdings to the required level. Any unvested share awards are excluded from the calculation.  Leaver treatment LTI awards held by good leavers are normally pro rated based on time served during the performance period

New policy - 400% of salary for the Chief Executive Unvested LTI awards will count towards the requirement once any pre-vest performance has been assessed, three years after grant. The number of unvested shares that count will be reduced to reflect the estimated tax liability arising on vesting. Once shares are free from their respective retention periods, executive directors will be permitted to sell a maximum of 25% of such shares until the requirement is met. It is estimated that it would take a new Chief Executive five years to meet the 400% shareholding requirement. Executive directors will continue to hold significant shareholdings after leaving and a post-employment shareholding requirement is therefore not considered necessary. Depending on leaver circumstances, it would take between three and eight years for an executive director to fully dispose of RBS shares due to the long vesting and retention periods.

Future LTI awards held by good leavers will not be subject to pro rating for time. Removal of pro rating is a key part of the construct in order to achieve the reduction in maximum opportunity while broadly maintaining expected value to executive directors over their typical tenure in role. It also helps to ensure that individuals retain an appropriate long-term focus right up to the point of departure, as well as providing greater shareholder alignment post employment.

Further details on the new remuneration policy and arrangements for the year ahead can be found in the relevant sections of this report.

Directors’ remuneration report

Change in maximum remuneration opportunity

Expected target value of remuneration

The new remuneration policy promotes sustainable long-term performance by having a lower maximum LTI award level and performance tests that encourage individuals to operate within risk appetite. The release of shares will extend over an eight year period (vesting over seven years and one year post-vesting retention period), following a year of pre-grant assessment to determine the size of the award.

While the maximum and expected value of pay from a single year’s remuneration is being reduced, the policy aims broadly to maintain the expected value of pay to executive directors over their typical tenure in role. The combination of reduced LTI award levels, offset by performance based on factors that the executive would reasonably be expected to achieve and the removal of pro rating for good leavers ensures this aim is achieved.

Timing of remuneration payments – based on the Chief Executive for the 2017 performance year

Directors’ remuneration report

Questions and answers on the new remuneration policy

Why are changes being made to the policy at this time?

The current remuneration policy was approved by shareholders at the 2014 AGM for a period of three years and is therefore due for renewal at the 2017 AGM. During 2016, the Committee took the opportunity to assess how the remuneration policy could best fit with RBS’s culture and pay philosophy for employees.

What options did the Committee consider?

During 2016, the Committee reviewed the current policy against a range of factors including the latest guidance from shareholders, regulatory requirements, the external environment and wider social considerations in determining executive pay.

Two main options were identified following the review:

•         Adopting an alternative LTI construct to replace the current structure, based on reduced maximum quantum but with performance assessed on factors that the executive would reasonably be expected to achieve; or

•         Keeping the current construct with changes limited to those required to comply with regulatory requirements.

After consultation with major shareholders, the Committee believes that the alternative LTI construct provides the best fit with RBS’s ambitions as well as being strongly aligned to the creation of long-term shareholder value.

What material factors are taken into account when setting remuneration policy?

The intention is to create a remuneration policy that is specific to RBS and its particular circumstances rather than looking to follow standard market practice. The policy aims to reinforce our values and support the delivery of RBS’s strategy. The views of shareholders are key in shaping the remuneration policy along with the need to comply with evolving regulatory requirements. The Committee also looks to ensure consistency, where possible, between the executive director policy and pay proposals for the broader employee population. This includes less reliance on variable pay and the use of deferral in shares, malus and clawback to ensure that any variable pay that is awarded is aligned with long-term performance.

What are the key features of the new policy?

RBS-driven features:

•         Maximum potential LTI awards will be reduced;

•         Performance assessment is based on factors considered to be more within the control of management;

•         The policy encourages executive directors to operate within risk appetite and deliver safe and secure growth;

•         Shareholding requirements will be increased;

•         Fixed share allowances will be released over a three year rather than a five year retention period, in recognition of the impact of the extended deferral period for LTI awards;

•         LTI awards held by executive directors who leave in ‘good leaver’ circumstances will not be subject to time pro rating, helping to maintain expected value and increasing post employment shareholder alignment; and

•         The pension allowance under the recruitment policy for new executive directors will be reduced from 35% to 25% of salary, with a corresponding increase to other elements of fixed pay.

Directors’ remuneration report

Regulatory-driven features:

•         Pre-grant performance tests will be introduced;

•         The pre-grant performance test has the effect of preventing the grant of an LTI award in the year of joining;

•         The deferral period will be extended with awards vesting between years three to seven from the date of grant;

•         The retention period that applies after the vesting date will be increased from six months to twelve months; and

•         The clawback period is extended to ten years from grant if events are still under investigation after seven years.

Why will future LTI awards not be subject to pro rating?

The new policy takes into account the significant reduction in maximum opportunity and the regulatory restriction which has the effect of preventing the granting of LTI awards in the first year of employment. The Committee believes that removal of time pro rating for good leavers is fair in order to broadly maintain the expected value of pay over time and is appropriate in RBS’s particular circumstances.

RBS is unusual in having no annual bonus element of pay and bonus awards would typically not be subject to pro rating. Under an LTI only construct, removal of pro rating helps to ensure that executive directors are motivated and retain an appropriate long-term focus right up to the point of departure, and also provides greater shareholder alignment and continued accountability for decisions post employment. The departing good leaver retains exposure to RBS shares for up to eight years post leaving due to the long vesting and retention periods that continue to apply.

The removal of pro rating places additional focus on good leaver definitions and further details on the circumstances that will qualify for good leaver treatment are set out on page 120.

Directors’ remuneration report

When will the new policy be implemented?

Subject to approval from shareholders, the new policy will be effective from the date of the AGM. The changes will be implemented in a transitional period from 2017 to 2018. The fixed share allowance for 2017 will be awarded after the AGM, to be released over a three year retention period, and the first LTI awards under the new policy will be made in early 2018.

How will LTI awards be made in 2017?

The LTI award to be made in March 2017, for the 2016 performance year, will be the last award made under the existing remuneration policy. This award will include a longer deferral period, with 50% of the award vesting after four years and the remaining 50% vesting in years five to seven, along with an extended clawback period in line with regulatory requirements. Further details for 2017 can be found on page 122 and a summary of the transitional arrangements is set out below.

Awarded in 2017	Awarded in 2018
2017 salary	2018 salary
2017 pension	2018 pension
2017 fixed share allowance (released over 2018-2020)	2018 fixed share allowance (released over 2019-2021)
Current policy LTI for 2016 performance year (vests 50% in 2021, 50% split over 2022-2024)	New policy LTI for 2017 performance year (vests pro-rata over 2021-2025)

Wider employee considerations

To provide the best possible customer service, RBS is building a strong, simple and fair bank. Performance and pay management is part of that process.

RBS needs to build an engaged and inclusive workforce, capable of providing excellent customer service.

•         Senior leaders are subject to individual and collective performance assessment based on factors which include financial strength and customer service.

•         RBS has set a target for each Executive Committee member to have at least 30% women in senior roles (the top three leadership layers) by 2020.

•         Gender targets are one of three People measures, together with engagement and leadership, which are considered when assessing performance for some of our senior leaders.

•         Employees are motivated by good leadership and almost 16,000 employees undertook our ‘Determined to Lead’ leadership programme in 2016.

•         We have now trained over 60% of employees at all levels of RBS to tackle unconscious bias, helping to remove bias in our recruitment processes, build more inclusive teams, make well informed decisions and better understand and serve our customers.

•         In October 2016 we launched Service Excellence, our new customer service programme with over 34,000 employees receiving training so far.

•         Professional Standards Frameworks set out the relevant knowledge, skills, and behaviours expected of RBS employees to embed good conduct.

•         While employee engagement has been impacted during 2016 by the ongoing restructuring of the business, it remains higher than when we set out our strategic plan in 2014.

Directors’ remuneration report

RBS is simplifying how employees get paid.

•         In Personal & Business Banking, pay for frontline roles is linked to supporting customers, rather than short-term incentive schemes, and this was extended to employees in Ulster Bank with effect from 1 January 2017.

•         Our clerical population in the UK and Republic of Ireland now receives only fixed pay, making pay arrangements easier to understand.

•         Salary ranges have been updated to reflect the external market and to ensure that people doing the same or similar roles are paid more consistently.

The Committee must ensure that good behaviours are encouraged and that conduct issues are accounted for.

•         The policy aims to pay people appropriately for their work and commitment to serve customers well.

•         RBS continues to operate as a fully accredited living wage employer.

•         If conduct falls short of the standard expected, the Committee can adjust variable pay awards through malus (reduction or cancellation of awards prior to payment) or clawback (recovering awards that have already been paid).

•         Further information on the accountability review process under which malus and clawback can be applied is set out later in this report.

•         The Committee aims to strike a fair balance between adjustments to variable pay as a targeted measure to change behaviour whilst not disproportionately penalising employees who are not directly responsible for events.

•         As set out below, bonuses have continued to shrink at RBS, aligned with the restructuring that has taken place and the actions taken by the Committee.

•         Pay levels reflect the progress made in 2016 and the bank that RBS is becoming, while ensuring our people are fairly and appropriately rewarded for the work they do.

Bonus pool reduced steadily from 2010 to 2016

Directors’ Remuneration Policy

Directors’ Remuneration Policy

A new Directors’ Remuneration Policy is being proposed to shareholders at the forthcoming Annual General Meeting (AGM). Subject to approval being received, the policy will be effective from the date of the 2017 AGM. The policy will apply for three years, until the AGM in 2020, unless changes are required in which case a revised policy will be submitted to shareholders for approval. The objective of the policy is to support the business strategy and promote the long-term success of RBS.

Fixed pay elements for current executive directors

Fixed pay elements are intended to provide a level of competitive remuneration for performing the role. The intention is to have less reliance on variable pay and thus discourage excessive risk-taking.

Purpose and link to strategy

-          Salary To aid recruitment and retention of high performing individuals whilst paying no more than is necessary. To provide a competitive level of fixed cash remuneration, reflecting the skills and experience required.

-          Fixed share allowance  To provide fixed pay that reflects the skills and experience required and responsibilities for the role. This will be delivered in shares subject to a retention period.

-          Benefits To provide a range of flexible and market competitive benefits that are valued and assist key individuals in carrying out their duties effectively.

-          Pension To encourage planning for retirement and long-term savings.

Operation

-          Salary Paid monthly and reviewed annually.  The rates for 2017 are unchanged: Chief Executive - £1,000,000 Chief Financial Officer - £800,000

Further details on remuneration arrangements for the year ahead are set out in the annual report on remuneration.

-          Fixed share allowance  A fixed allowance paid entirely in shares. Individuals receive shares that vest immediately subject to any deductions required for tax purposes and a retention period will apply. Shares will be released from the retention period in equal tranches over a three year period. The fixed share allowance will broadly be paid in arrears, currently in two instalments per year(1). The fixed share allowance is not pensionable.

-          Benefits A set level of funding is provided and executive directors can select from a range of standard benefits including, but not limited to:  company car, private medical cover, life assurance, critical illness insurance.

In addition, executive directors are entitled to travel assistance in connection with company business including the use of a car and driver. RBS will meet the cost of any tax due on the benefit. On rare occasions where they are accompanied by their spouse / partner to business events, RBS may also meet the costs and any associated tax liability. Executive directors are also entitled to holiday and sick pay.

Further benefits including, but not limited to, relocation costs (e.g. tax advice, shipment and storage facilities, housing and flight allowances and payment of legal fees) may be offered in line with market practice. RBS may also put in place certain security arrangements for executive directors where that is deemed appropriate.

-           Pension Provision of a monthly cash pension allowance based on a percentage of salary. Opportunity to use the cash to participate in a defined contribution pension scheme.

Maximum potential value

-          Salary Determined annually. Any future salary increases will be considered against peer companies and will not normally be greater than the average salary increase for RBS employees over the period of the policy. Other than in exceptional circumstances, the salary will not increase by more than 15% over the course of this policy.

-          Fixed share allowance  An award of shares with an annual value of up to 100% of salary at the time of award, or such higher amount which represents such value rounded up to the nearest whole share.

-          Benefits Set level of funding for standard benefits (currently £26,250) which is subject to review.

The total value of benefits provided is disclosed each year in the annual report on remuneration.

The maximum potential value of benefits will depend on the type of benefit and cost of its provision, which will vary according to market rates

-          Pension Pension allowance for current executive directors of 35% of salary.

Note:

(1)    The company believes that delivery in shares is the most appropriate construct for a fixed allowance to executive directors, qualifying as fixed remuneration for regulatory requirements. If regulatory requirements emerge that prohibit allowances being delivered in shares, or deem that such allowances will not qualify as fixed remuneration, then RBS reserves the right to provide the value of the allowance in cash instead in order to comply with the requirements.

Directors’ Remuneration Policy

Variable pay

Variable pay is intended to incentivise the delivery of sustainable long-term performance, with rewards aligned to shareholders’ interests and adjusted for risk. The first awards under the new policy will be made in early 2018.

Element of pay Variable pay award  (long-term incentive)

Purpose and link to strategy To support a culture where individuals are rewarded for the delivery of sustained, target performance, taking into account RBS’s strategic objectives.

Performance will include a range of financial and non-financial factors to encourage long-term value creation for shareholders.

Delivery in shares with the ability to apply malus adjustments and clawback further supports longer-term alignment with shareholders’ interests.

Operation Any variable pay awarded will be delivered as a long-term incentive, paid in shares and subject to performance assessment and employment conditions.

Awards will be subject to deferral, malus, clawback, post-vesting retention periods and any other terms as required by regulators.

A one year pre-grant performance period will apply and awards will also be subject to a pre-vest performance assessment at the end of a three year period, with vesting taking place from years three to seven after grant.

Awards are subject to malus prior to vesting and clawback post vesting. Clawback applies for seven years from the date of award, extended to ten years if events are under investigation at the end of the normal seven-year clawback period. The post-vesting retention period will be 12 months.

The award will be delivered under the RBS 2014 Employee Share Plan, as approved by shareholders at the 2014 AGM.

Maximum potential value The maximum award for current directors is 175% of salary for the Chief Executive and 200% of salary for the Chief Financial Officer, or such higher amount which represents such value rounded up to the nearest whole share.

Awards are also subject to the regulatory requirement that limits variable pay to the level of fixed pay and can be valued in line with EBA rules, including any available discount for long-term deferral.

The regulatory limit is currently higher than the level under the proposed new policy.

Prior performance will be taken into account when determining the value of the award at the time of grant.

The vesting level of the award can vary between 0% and 100% dependent on the assessment of performance.

Performance assessment Performance will be assessed in the areas of Finance, Risk & Operations, Customers and our People to determine whether the executive has achieved what would reasonably have been expected in the circumstances.

The Committee will consider relevant factors (e.g. CET1 ratio under the Finance heading and others relating to progress in the areas of Risk & Operations, Customers and People objectives) that are relevant to RBS’s strategic aims but will apply its judgement for the most part without reference to formulaic targets.

Risk & Control and Stakeholder Perception underpins will apply which may lead to downwards adjustment.

Performance will be assessed in the round. The majority of the performance variation is expected to take place under the pre-grant test, with the pre-vest assessment representing a final check that, taking all circumstances into account, overall performance has been satisfactory.

The Committee has discretion to vary the performance factors in appropriate circumstances.

Furher details on the performance factors and assessment will be set out in the annual remuneration report for the relevant

Notes to policy table

•         The performance factors for variable pay awards have been chosen to reward sustained performance and are complemented by increased long-term shareholding requirements. Any targets will be set in line with RBS’s strategic priorities.

•         The fixed share allowance is part of fixed remuneration and is therefore not subject to any performance adjustment.

•         Changes have been made under the proposed policy to lower the maximum quantum of LTI awards combined with performance factors considered to be more within the control of management and increased shareholding requirements. Further details on the changes can be found on page 105 to 112.

•         Remuneration for executive directors broadly follows the policy for all employees but generally with a higher element of variable pay and greater delivery in shares, held for the long term to ensure appropriate alignment with the interests of shareholders.

•         Further details on the remuneration policy for all employees, including details on how malus and clawback can be applied, can be found on pages 144 to 146.

Directors’ Remuneration Policy

Other pay elements

Element of pay Shareholding requirements

Purpose and link to strategy To ensure executive directors build and continue to hold a significant shareholding to align with the interests of shareholders

OperationExecutive directors are required to build up a shareholding equivalent to a percentage of salary. Unvested shares from LTI awards will count on a net of tax basis towards meeting the shareholding requirement once the pre-vest performance assessment has taken place, at the end of the three year period.

Once the respective retention periods have passed, directors are permitted to dispose of up to 25% of the net of tax shares received until the shareholding requirement is met. Any shares purchased voluntarily will be excluded from this sale restriction.

Maximum potential value  Chief Executive 400% of salary  Chief Financial Officer 250% of salary  Requirements may be reviewed in future but are not expected to be reduced

Element of pay All-employee share plans

Purpose and link to strategy An opportunity to acquire RBS shares.

Operation Opportunity to elect to contribute from salary and acquire shares under any of the company’s all-employee share plans in operation from time to time, such as the RBS Sharesave and Buy As You Earn Plan. These plans are not subject to performance conditions.

Maximum potential value  Statutory limits imposed by HMRC or the applicable limits under the relevant plans.

Element of pay All-employee share plans

Purpose and link to strategy To ensure RBS can continue to honour payments due to executive directors.

Operation In approving this policy, authority is given to honour any previous commitments or arrangements entered into with current or former directors, including share awards granted under the 2014 Employee Share Plan. LTI awards under the existing policy will normally vest over a three to seven year period subject to the achievement of relevant performance conditions, based on Economic Profit, Relative Total Shareholder Return, Safe & Secure Bank and Customers & People measures. Six month post-vesting retention periods and service requirements also apply. Further details of the value and terms of the awards can be found in the annual remuneration reports for the relevant years. Authority is also given to honour arrangements agreed for an employee prior to appointment as an executive director that may have different terms or performance conditions.

Maximum potential value  In line with existing commitments and arrangements.

Directors’ Remuneration Policy

Remuneration scenarios for current executive directors under the new remuneration policy

Notes:

(1) The charts above are for illustration only and do not take into account any share price movement over the period.

(2) The benefits figure includes standard benefit funding as outlined in the policy but excludes exceptional or business related items such as relocation allowances and travel assistance in connection with company business, the value of which will be disclosed in the total remuneration table each year.

(3) Subject to the performance assessment, LTI awards will vest between years three to seven from award and be subject to a 12 month retention period post vesting.

(4) The total maximum opportunity represents a 20% reduction for the Chief Executive and a 17% reduction for the Chief Financial Officer from that available under the current policy.   The variable pay element is approximately 40% lower for the Chief Executive and 30% lower for the Chief Financial Officer than the current policy.

(5) The relatively minor difference between expected and maximum shown above is the consequence of a deliberate move to a less leveraged remuneration construct. The expected value has been calculated at 80% of maximum. The policy has a strong focus on long-term shareholding to create alignment with shareholders along with LTI awards assessed on factors that executive directors would reasonably be expected to achieve, encouraging performance within risk appetite.

Directors’ Remuneration Policy

Remuneration for the Chairman and non-executive directors

Element of pay	Purpose and link to strategy	Operation	Maximum potential value
Fees	To provide a competitive level of fixed remuneration that reflects the skills, experience and time commitment required for the role.

Fees are paid monthly in cash. The Board retains discretion to pay fees in shares as well as cash.

The level of remuneration reflects the responsibility and time commitment required and the level of fees paid to directors of comparable major UK companies.

Fees are reviewed regularly. Additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees as detailed in the annual report on remuneration.

No variable pay is provided so that the Chairman and non-executive directors can maintain appropriate independence, focus on long-term decision making and constructively challenge performance of the executive directors.

Following a review of the size of the Board against comparable companies and the relative time commitment for individual non-executive directors at RBS, it is proposed to increase the basic Board fee for non-executive directors in 2017 from the date of the AGM. This would be the first change in the basic Board fee since the policy was last approved in 2014. There is no change at this time to the Chairman’s composite fee.

The rates for the year ahead are set out in the annual report on remuneration.

Any future increases to fees will be considered against fees paid to directors of comparable companies and will not normally be greater than the average inflation rate over the period under review, taking into account that any change in responsibilities, role or time commitment may merit a larger increase. Other than in exceptional circumstances, fees will not increase by more than 15% over the course of this policy.

Benefits	To provide a level of benefits in line with market practice.

Reimbursement of reasonable out-of-pocket expenses incurred in connection with the performance of duties.

The Chairman and non-executive directors are entitled to travel assistance in connection with company business including the use of a car and driver. RBS will meet the cost of any tax due on the benefit. On rare occasions where they are accompanied by their spouse / partner to business events, RBS may also meet the costs and any associated tax liability. Other benefits may be offered in line with market practice.

The Chairman also receives private medical cover.

The value of the private medical cover provided to the Chairman and any other benefits will be in line with market rates and disclosed in the annual report on remuneration.

Discretion

The Committee has certain discretionary powers under the company’s employee share plan rules. For example, the Committee has discretion to determine whether an individual would qualify as a good leaver on departure and also to decide that awards held by good leavers should vest earlier than the normal vesting date. Such discretions would only be used to ensure a fair outcome for the director and for shareholders, taking into account the circumstances of departure, the performance of the director and the need for an orderly transition. If discretion is applied in these circumstances then it will be disclosed.

Further discretions include the ability to: treat LTI awards in a range of ways in the event of a change of control, including the ability for LTI awards to be exchanged for new awards; change any performance measures, targets, and to adjust such awards if major events occur (for example transaction and capital raisings); and make administrative changes to the plan rules. In addition, the Committee retains discretion to apply malus and clawback to LTI awards. When assessing performance, the Committee can also adjust the number of shares that are received under LTI awards through the application of underpins in appropriate circumstances.

The Committee also retains the discretion to make reasonable and proportionate changes to the Directors’ Remuneration Policy in order to respond to changing legal or regulatory requirements or guidelines (including but not limited to any PRA or FCA revisions to their remuneration rules and the EBA remuneration guidelines). Where proposed changes are considered to be material, the Committee will consult with RBS’s major shareholders.

Directors’ Remuneration Policy

Recruitment remuneration policy

•         RBS considers both internal and external candidates and assesses the skills and experience required for each role. Pay is generally set at no more than is required to attract the most suitable candidate for the role;

•         The policy on the recruitment of new directors aims to be competitive and to structure pay in line with the framework applicable to current directors, based on the elements of pay detailed in the policy table, recognising that some adjustment to quantum within that framework may be necessary to secure the preferred candidate;

•         The pension allowance for new executive directors will be reduced from 35% to 25% of salary, to bring the rate more in line with that of other employees, with a corresponding increase to other elements of fixed pay;

•         Consideration will be given to the skills and experience held by the individual being recruited, as well as the incumbent’s position;

•         In the event of an internal promotion, existing contractual commitments can continue to be honoured;

•         A buy-out policy exists to replace awards forfeited or payments foregone. The buy-out policy is in line with regulatory requirements, including the PRA rules that apply to buy-outs concluded on or after 1 January 2017;

•         The Committee will minimise buy-outs wherever possible and ensure they are no more generous than, and on substantially similar terms to, the original awards or payments they are replacing. No sign-on awards or other payments will be offered on joining;

•         Any awards granted following the recruitment of a candidate may be made under the company’s employee share plans from time to time or under the relevant provisions in the Listing Rules and will need to comply with regulatory requirements. Full details will be disclosed in the next remuneration report following recruitment; and

•         The maximum level of variable pay which may be granted to new executive directors will be guided by, but not limited to, arrangements for existing executive directors and in any event will not be more than one times the level of fixed pay, valued according to EBA rules. The maximum level excludes any buy-out arrangements.

Other directorships

Agreement from the Board must be sought before directors accept any additional roles outside of RBS. Procedures are in place to make sure that regulatory limits on the number of directorships held are complied with. The Board would also consider whether it was appropriate for executive directors to retain any remuneration receivable in respect of any external directorships, taking into account the nature of the appointment. Neither of the current executive directors holds a non-executive director role at any other company at this time. Details of the directorships held by other directors can be found in the biographies section of the corporate governance report.

Directors’ Remuneration Policy

Consideration of employment conditions elsewhere in the company

The Committee retains oversight of the remuneration policy for all employees to ensure there is a fair and consistent approach throughout the organisation. The policy uses deferral, malus and clawback to promote effective risk management and alignment with shareholders’ interests.

Consultation on remuneration generally takes place with our social partners, including representatives from UNITE. RBS is a fully accredited Living Wage employer and we set our minimum pay (including benefit funding) above the level that is required to meet this.

An annual employee opinion survey takes place which includes a number of questions on pay and culture. This includes questions on employees’ understanding of how pay is determined and whether employees believe they are paid fairly for the work they do.

While employees are not directly consulted on the directors’ remuneration policy, around 24,000 of our employees are shareholders through the company’s employee share plans and have the ability to express their views through voting on the Directors’ Remuneration Report.

Consideration of shareholders’ views

An extensive consultation is undertaken every year with major shareholders, including UKFI and other stakeholders, on our proposed remuneration approach. The consultation process typically involves inviting our largest shareholders to attend either one-to-one meetings or roundtable discussions.

A range of topics are discussed including the remuneration policy for the year ahead and any significant changes. The process takes place in sufficient time for shareholders’ views to be considered prior to the Committee making any final decisions on remuneration and variable pay awards.

In late 2016, meetings took place involving a number of institutional shareholders and shareholder bodies representing a substantial portion of the non-UKFI shareholding. The reaction to the consultation process was positive and allowed the Committee to gain valuable insight into any areas of concern. Shareholders and other stakeholders indicated they were supportive of the new remuneration construct, highlighting the reduction in maximum potential variable pay and increased shareholding requirements as favourable features.

Shareholders asked wide-ranging questions including how the performance tests would work and the rationale for removing pro rating for good leavers. The Committee Chairman explained how the expected value of pay would be broadly maintained over time under the new policy, provided that pro rating for good leavers did not apply, and that there were merits in assessing executive directors against factors considered to be more within their control and which they could reasonably be expected to achieve.

Shareholders continue to play a vital role in developing remuneration practices that support the long-term interests of the business and the Committee is grateful and greatly encouraged by their involvement in the process.

Directors’ Remuneration Policy

Service contracts and policy on payments for loss of office – directors

Provision	Policy details for executive directors
Notice period	RBS or the executive director is required to give 12 months’ notice to the other party to terminate the executive director’s employment.
Payments for loss of office

There are no pre-determined provisions for compensation on termination. There is discretion for RBS to make a payment in lieu of notice (based on salary only) which is released in monthly instalments. The executive director must take all reasonable steps to find alternative work and any remaining instalments will be reduced as appropriate to offset income from any such work.

Treatment of outstanding employee share plan awards on termination

Any shares awarded under the fixed share allowance and LTI awards will be treated in accordance with the relevant plan rules as approved by shareholders.

Fixed share allowances

Shares will continue to be released over the applicable retention period helping to ensure that former executive directors maintain an appropriate interest in RBS shares. In all leaver circumstances, executive directors will continue to be eligible to receive a pro-rated fixed share allowance to reflect the period up to the termination date.

LTI awards made under the existing remuneration policy (approved at the 2014 AGM)

LTI awards normally lapse on leaving unless the termination is for one of a limited number of specified ‘good leaver’ reasons or the Committee exercises its discretion to prevent lapsing. LTI awards held by good leavers will continue to be subject to pro rating, to reflect the proportion of the performance period that has elapsed at the date of termination, unless the Committee exercises its discretion to determine otherwise. LTI awards held by good leavers will normally vest on the original vesting dates, subject to the performance conditions being met.

Changes for LTI awards made under the new remuneration policy

Under the policy being proposed to the 2017 AGM, LTI awards made in future will not be subject to pro rating for time in good leaver circumstances, for the reasons outlined earlier in this report. Awards will also generally be made to good leavers in respect of the final year of employment.

Good leaver definition for LTI awards

This definition applies to all LTI awards that the executive director holds. Individuals will qualify for good leaver treatment if they leave due to ill-health, injury, disability, death, retirement, redundancy, the employing company ceasing to be a member of the Group, transfer of the employing business, or any other reason if and to the extent the Committee decides in any particular case.

With respect to the ‘retirement’ category above, and recognising the typical length of tenure for executive director roles, retirement good leaver treatment for executive directors will typically be considered taking all circumstances into account. Factors the Committee would expect to be present before agreeing to good leaver treatment under retirement include: whether the individual has been in role for at least five years, or otherwise qualifies for retirement criteria under RBS’s policy, has demonstrated satisfactory performance, is not leaving to work in a capacity considered to be competing directly and materially with RBS, and is leaving at a time and in a manner that is agreed with the Board.

Directors’ Remuneration Policy

Provision	Policy details for the Chairman and non-executive directors
Other provisions

Contracts include standard clauses covering remuneration arrangements and discretionary incentive plans (as set out in this report), reimbursement of reasonable out-of-pocket expenses incurred in performance of duties, redundancy terms and sickness absence, the performance review process, the disciplinary procedure and terms for dismissal in the event of personal underperformance or breaches of RBS policies. The Committee retains the discretion to make payments (including but not limited to professional and outplacement fees) to facilitate smooth handovers, mitigate against legal claims and/or procure reasonable assistance with investigations or claims, subject to any payments being made pursuant to a settlement or release agreement.

Notice and termination provisions

The Chairman and the non-executive directors have letters of appointment reflecting their responsibilities and time commitments. They do not have notice periods and no compensation would be paid to the Chairman or non-executive directors in the event of termination of appointment, other than standard payments payable for the period served up to the termination date.

Election or re-election of directors

In accordance with the provisions of the UK Corporate Governance Code, all directors of the company stand for election or re-election annually by shareholders at the company’s AGM.

Annual report on remuneration

Annual report on remuneration

The sections audited by the company's auditors, Ernst and Young LLP, are as indicated.

Implementation of remuneration policy in 2017

Details of remuneration to be awarded in 2017 to executive directors are set out below. The long-term incentive (LTI) award is the grant due to be made in March 2017 for the 2016 performance year and the structure reflects the longer deferral period under PRA requirements. Subject to the performance conditions being met, vesting will take place between years four to seven (with 50% of any vesting in year four and 50% split over years five to seven). This will be the last LTI award under the current remuneration policy with any subsequent awards being made under the proposed new remuneration policy set out on page 113. The fixed share allowance for 2017 will be granted after the 2017 AGM and, subject to shareholder approval of the proposed policy, will be released over a three year retention period.

Executive directors’ remuneration to be awarded in 2017

	Salary	Standard benefits	Pension 35% of salary	Fixed share allowance 100% of salary (1)	LTI award calculated in line with regulatory cap (2)
Chief Executive	£1,000,000	£26,250 (3)	£350,000	£1,000,000	£2,870,000
Chief Financial Officer	£800,000	£26,250 .	£280,000	£800,000	£2,305,000

Notes:

(1)    Fixed share allowance will be payable broadly in arrears, currently in two instalments per year, and the shares will be released in equal tranches over a three year period.

(2)    The LTI that can be awarded in 2017 is limited to the level of fixed remuneration, taking into account the EBA discount rules for long-term deferral. The discount factor is a mechanism to take account of opportunity costs and inflation risk for the value being provided over time and can be applied if the deferral period is at least five years. By incorporating the current discount factor, LTI awards can be granted in March 2017 with a face value of approximately 121% of fixed remuneration. For example, the Chief Executive received fixed remuneration of £2,376,250 in 2016 (based on standard benefits only) which allows an LTI award to be made at £2,870,000. Performance measures and targets are set out on page 128.

(3)    Amount shown relates to standard benefit funding. Executive directors are also entitled to benefits in line with the stated policy including travel assistance and the Chief Executive is entitled to a flight allowance as part of his relocation arrangements. The value of benefits will be disclosed each year in the total remuneration table.

Annual report on remuneration

Chairman and non-executive directors’ fees for 2017

The basic Board fee for non-executive directors has been unchanged since the current remuneration policy was approved by shareholders in 2014. During 2016, the Group’s Nominations and Governance Committee considered how Board fees for non-executive directors compared to peer companies. RBS has a smaller number of Board members than most, meaning that the relative time commitment for individual non-executive directors is likely to be greater. Non-executive directors have also absorbed a number of incremental responsibilities arising out of matters considered to be unique to RBS. It is proposed that the basic Board fee is increased from £72,500 to £80,000 per annum and, subject to shareholder approval being obtained, the change will take effect from the date of the AGM. A summary of the proposed annual fees payable is set out below.

Chairman (composite fee)		£750,000
Non-executive director basic fee (for period pre AGM)		£72,500
Non-executive director basic fee (for period post AGM)		£80,000
Senior Independent Director		£30,000
Group Audit Committee (GAC), Group Performance and Remuneration Committee (RemCo), Board Risk Committee (BRC) and Sustainable Banking Committee (SBC)	Member Chairman	£30,000 £60,000
Board Oversight Committee (BOC) for GRG, US Risk Committee	Member Chairman	£15,000 £30,000
NatWest Markets (formerly CIB) advisory role		£30,000
Group Nominations and Governance Committee	Member	£15,000

The CIB BOC was disbanded at the end of February 2016. However, the Board agreed that Robert Gillespie, the former CIB BOC Chairman, should continue in an advisory role, supporting the NatWest Markets (formerly CIB) CEO and senior management team during a transitional period for the business for which he receives fees of £30,000 per annum.

Annual report on remuneration

Total remuneration paid to executive directors for 2016 (audited)
	Ross McEwan		Ewen Stevenson
	2016 £000	2015 £000	2016 £000	2015 £000
Salary	1,000	1,000	800	800
Fixed share allowance (1)	1,000	1,000	800	800
Benefits (2)	113	149	26	26
Pension	350	350	280	280
Total fixed remuneration (3)	2,463	2,499	1,906	1,906
Annual bonus	n/a	n/a	n/a	n/a
Long-term incentive award (4)	1,030	993	—	—
Total remuneration	3,493	3,492	1,906	1,906

Notes:

(1)    The value of the fixed share allowance is based on 100% of salary and, as part of fixed remuneration, it is not subject to any performance conditions. It is delivered in shares and released over a retention period.

(2)    Includes standard benefit funding of £26,250 per annum with the remainder being travel assistance in connection with company business (£74,621) and relocation expenses (£11,801) provided to Ross McEwan. The 2015 benefits figure for Ross McEwan has been restated to include a value for travel assistance during that year.

(3)    The total fixed remuneration at £2,463,000 is higher than the £2,376,250 fixed remuneration in the implementation of policy section as the lower figure includes standard benefits only.

(4)    The 2016 value for Ross McEwan relates to an LTI award granted in 2014 that is due to vest in March 2017. The performance conditions ended on 31 December 2016 and have been assessed as set out below together with an estimate of the vesting value. The value for 2015 has been amended from the estimated value of £1,347,000 provided in the 2015 report to reflect the actual value on the vesting date in March 2016.

Annual report on remuneration

2014 LTI – final assessment of performance measures (audited)

An assessment of performance of each relevant element was provided by internal control functions and PwC assessed relative Total Shareholder Return (TSR) performance against a peer group of comparator banks.

Performance Measures (and weightings)	Performance for minimum vesting	Vesting at minimum	Performance for maximum (100%) vesting	Actual Performance	Vesting outcome	Weighted Vesting %
Economic Profit (25%)	(£1 billion)	25%	£0	(£0.4 billion)	82%	20%
Relative TSR (25%)	TSR at median	20%	TSR at upper quartile	18th percentile ranking	0%	0%
Safe & Secure Bank (25% split across two measures)	Vesting between 0% - 100% qualified by Committee discretion CET1 ratio target: >=12% Cost:income ratio target: 59%			CET1 ratio: 13.4% Cost:income ratio of 61%	88%	22%
Customers & People (25% split across two measures)	Vesting between 0% - 100% qualified by Committee discretion Net Promoter Score target: Gap to number 1 of 8.7 Engagement Index (EI) target: EI within 3 points of Global Financial Services (GFS) norm			Gap to number 1 of 13.4 EI: 6 points behind GFS norm	0%	0%
Overall vesting outcome (1)						42%

Note:

(1)    The Economic Profit outcome was determined according to the vesting scale where target performance of (£0.77 billion) would result in 62.5% vesting.

The vesting within the Safe & Secure Bank and Customers & People categories has been qualified by Committee discretion, taking into account the margin by which targets have been missed or exceeded and any other relevant factors. The CET1 ratio target was exceeded and the cost:income ratio was deemed to have been substantially met,  reflecting the significant progress from the 2013 base year of 69% and recognising the significant headwinds in the external environment since that time. This resulted in 100% and 75% vesting respectively for these elements and a combined vesting outcome under the Safe & Secure category of 88%.

On the Customers measure, whilst absolute performance on the customer position had improved over the period, the target on closing the gap had been missed and in the circumstances the Committee concluded performance was not sufficient in order to justify vesting. On the People measure, the Committee recognised that engagement scores had been impacted by a number of unforeseen factors and difficult decisions required by management during the year but again it was felt that the level of vesting for this element should be nil.

The Committee also received input from the BRC. In making its final judgement, the Committee considered the overall context of performance including a number of factors such as the Williams & Glyn transaction. The Committee believed such factors were already adequately reflected across the performance categories and that the overall vesting outcome above was fair and appropriate.

Annual report on remuneration

2014 LTI vesting amount included in the total remuneration table (audited)

Ross McEwan was granted an LTI award in March 2014. The performance conditions as set out on the previous page ended on 31 December 2016 and the award is due to vest in March 2017. The average share price over the last three months of the financial year has been used to estimate the vesting value.

	Ross McEwan
Performance category	% vesting	Maximum RBS shares (1)	Vested RBS shares	Value (2)
Economic Profit	82%	305,064	244,052
Relative TSR	0%	305,064	—
Safe & Secure Bank	88%	305,064	268,457
Customers & People	0%	305,064	—
Overall vesting outcome based on above	42%		512,509	£1,030,143
Maximum capped shares available to vest			915,193

Notes:

(1)    The maximum number of shares is calculated in line with the underlying award structure where each of the four performance categories could give rise to shares worth 100% of salary at grant but with the overall maximum capped at 300% of salary at grant. The percentage vesting under the Economic Profit category has been rounded from 82% to 80% when calculating the number of vested shares in order to maintain the overall weighted vesting outcome at 42%.

(2)    Based on a RBS share price of £2.01, the average over the three month period from October to December 2016.

Annual report on remuneration

2015 and 2016 LTI awards to executive directors – current assessment (audited)

The table represents an early indication of potential vesting outcomes only based on the position at 31 December 2016. Subject to the assessment of performance conditions over a three year period, these LTI awards will vest in years four and five from the date of grant. Details of the final performance assessment and any use of discretion will be disclosed in the remuneration report for the relevant year.

Performance measure	Weighting	Performance for minimum vesting	Vesting at minimum	Performance for maximum vesting	Vesting at maximum	2015 current assessment	2016 current assessment
Economic Profit	25%	Minimum economic profit targets	25%	Performance ahead of the Strategic Plan	100%	Good progress and currently favourable to target set	Currently tracking behind target range
Relative TSR	25%	TSR at median of comparator group	20%	TSR at upper quartile of comparator group	100%	Below median performance for vesting	Below median performance for vesting
Safe & Secure Bank	25%	Target ranges set for: CET1 ratio and Cost:income ratio	Vesting between 0% – 100% qualified by Committee discretion taking into account the margin by which targets have been missed or exceeded			CET1 ratio is in range for vesting. Cost:income ratio is broadly in line with target	CET1 ratio is in range for vesting. Cost:income ratio currently tracking behind target range
Customers & People	25%	Target ranges set for: Net Promoter Score, Net Trust Score and Employee Engagement				Customer & People measures currently tracking behind target range	Customer & People measures currently tracking behind target range

Annual report on remuneration

LTI awards granted during 2016 (audited)
	Grant date	Face value of award (£000s)	Number of shares awarded (1)	% vesting at minimum and maximum	Performance Requirements (2)
Ross McEwan	8 March 2016	2,680	1,187,207	Between 0% - 100% with minimum vesting as set out above	Conditional share awards subject to performance conditions, as set out above, measured over the three year period from 1 January 2016 to 31 December 2018
Ewen Stevenson	8 March 2016	2,150	952,424

Notes:

(1)    The number of shares awarded was calculated in line with the regulatory cap that limits variable pay to the level of fixed pay and for this award equated to 268% of salary, The award price of £2.2574 was calculated based on the average share price over five business days prior to the grant date.

(2)    The awards are eligible to vest in equal tranches in 2020 and 2021, subject to the achievement of performance conditions. Malus provisions will apply up until vesting and clawback provisions will also apply for a period of seven years from the date of grant.

Performance conditions for LTI awards to be granted to executive directors in 2017, for the 2016 performance year

This will be the last LTI award under the current remuneration policy, with any subsequent awards being made under the new remuneration policy, subject to shareholder approval at the 2017 AGM. A three year performance period will apply until 31 December 2019. Subject to the achievement of the performance conditions, shares will vest 50% four years from the date of grant with the remaining 50% vesting pro rata between years five to seven from grant. Any awards that vest will be subject to a six month retention period.

Awards granted to executive directors in March 2017 will be subject to four equally weighted performance categories, each able to vest up to 100% of base salary, subject to the maximum award that is possible under the policy and the regulatory cap. Details of the performance measures and the Committee’s rationale for selecting them are set out below.

Annual report on remuneration

Economic Profit (25%)

Reason: Economic Profit, being a risk-adjusted financial measure, is consistent with regulatory requirements and provides a balance between measuring growth and the cost of capital employed in delivering that growth.

Measure: Economic Profit for RBS defined as profit after tax less preference share charges less tangible net asset value multiplied by the cost of equity.

Performance target and weightings

Weighting	Performance target	Vesting range
25%	Target consistent with the achievement of RBS’s strategic long term return on equity target	25% - 100%

Relative Total Shareholder Return (25%)

Reason: Relative TSR provides a direct connection between executive directors’ awards and relative returns delivered to shareholders.

Measure: The measure compares performance against a group of comparator banks. The TSR comparator group was updated for awards made in 2016 to more accurately reflect the business strategy with reduced focus on investment banking. No changes have been made for the awards to be granted in March 2017.

Relative TSR Comparator Group		Weighting
1	Barclays	200%
2	Lloyds Banking Group
3	HSBC	100%
4 to 13	BBVA, BNP Paribas, Credit Agricole, ING, Intesa San Paolo, Nordea, Santander, Societe Generale, Standard Chartered, Unicredit	50%

Performance target and weightings

Weighting	Performance target	Vesting range
25%	TSR between median and upper quartile	20% - 100%

Annual report on remuneration

Safe & Secure Bank (25%)

Reason: The Safe & Secure Bank measures have a particular focus on risk reduction and the building of a safe, sustainable business.

Measure: The key measures in this category are the achievement of pre-determined Common Equity Tier 1 (CET1) and Cost:income (C:I) ratios.

Performance target and weightings

Category	Metrics and weighting	Performance target
Safe & Secure Bank	CET1 ratio (12.5%)	CET1 ratio target of >= 13%
	C:I ratio (12.5%)	C:I ratio target of 56%

Customers & People (25%)

Reason: These measures reward management for building a customer-focused business with engaged employees.

Measure: Net Promoter Scores (NPS) and Net Trust Scores (NTS) will be used. Employee engagement will be measured against the Global Financial Services (GFS) norm.

Performance target and weightings

Category	Metrics and weighting	Performance target
Customers & People	Advocacy (7.5%)	Significant progress on NPS and NTS scores
Trust (5%)
	Engagement (12.5%)	Employee Engagement Index one point above GFS norm

The overall vesting under the Safe & Secure Bank and Customers & People categories will be qualified by the Committee’s discretion taking into account changes in circumstances over the performance period, the margin by which individual targets have been missed or exceeded, and any other relevant factors.

Annual report on remuneration

In line with previous practice, the Economic Profit is considered to be commercially sensitive. Within the Customers category, new metrics are being developed which will target trust and advocacy, specific to customers on a segmental basis, and will be consistent with RBS’s long-term ambition. Further information on the trust and advocacy targets will be disclosed in the 2017 Directors’ Remuneration Report, to the extent permitted by commercial sensitivity. Details of all targets and performance against these will be disclosed retrospectively after any vesting has been determined, in the annual report on remuneration for 2019.

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

Payments for loss of office (audited)

No remuneration payment or payment for loss of office was made to directors during 2016.

Payments to past directors (audited)

Stephen Hester and Bruce Van Saun received shares in March 2016 on the vesting of the LTI award granted in 2013 as set out below. The assessment of RBS-wide performance measures is detailed on page 79 of the 2015 Annual Report on Form 20-F.

Annual report on remuneration

Value of payments on vesting (audited)

		Stephen Hester			Bruce Van Saun
Performance category	% vesting	Maximum RBS shares (2)	Vested RBS shares	Value (3)	Maximum CFG shares (2)	Vested CFG shares	Value (3)
Economic Profit	62%	107,805	66,839		65,656	40,706
Relative TSR	0%	107,805	0		65,656	0
Balance Sheet & Risk	90%	107,805	97,025		65,656	59,090
Strategic Scorecard	72%	107,805	77,620		65,656	47,272
Initial vesting outcome based on above Final outcome post application of underpin (1)	56% 50%		241,484 215,718	£496,799		147,068 131,377	$2,828,547
Maximum capped number of shares available to vest			323,415			196,967

Notes:

(1)    The Committee also considered recommendations from the BRC and concluded it would be appropriate to apply the risk and financial performance underpin in respect of the above awards. This resulted in downward discretion being applied to reduce the final vesting outcome from 56% to 50%.

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

(3)    Based on a RBS share price of £2.303 and Citizens Financial Group, Inc. share price of $21.53 on the date of vesting.

Annual report on remuneration

Total remuneration paid to the Chairman and non-executive directors for 2016 (audited)

A new Group Nominations and Governance Committee was established at the end of January 2016, replacing the former Group Nominations Committee, with an expanded remit and a reduced number of members. The RCR BOC and CIB BOC were stood down at the end of January and February 2016 respectively. The US steering group was stood down in 2016 and a new US Risk Committee was established to comply with US Enhanced Prudential Standards and the first meeting took place in May 2016. The total fees paid during 2016 are set out below.

Chairman (composite fee)											Fees 2016 £000	Fees 2015 £000	Benefits 2016 £000	Benefits 2015 £000	Total 2016 £000	Total 2015 £000
Howard Davies (1)	c										750	260	8	2	758	262

Non-executive directors (2)	Board £000	Noms & Gov £000	GAC £000	RemCo £000	BRC £000	SBC £000	RCR BOC £000	CIB BOC £000	GRG BOC £000	Other £000	Fees 2016 £000	Fees 2015 £000	Benefits 2016 £000	Benefits 2015 £000	Total 2016 £000	Total 2015 £000
Sandy Crombie (3)	73	14	30	60			1		15	30	223	227	—	—	223	227
Frank Dangeard (4)	46				12						58	—	—	—	58	—
Alison Davis	73	14		30		30					147	143	—	—	147	143
Morten Friis (3)	73		30		30			3		23	159	169	—	—	159	169
Robert Gillespie (3)	73	14		30	18	30		5	15	25	210	305	—	—	210	305
Penny Hughes	73				30	60			15		178	182	—	—	178	182
Brendan Nelson	73	14	60		30		1	3	30		211	217	—	—	211	217
Baroness Noakes (3)	73		30		60		2	3	15	9	192	223	—	—	192	223
Mike Rogers (4)	68					20					88	—	—	—	88	—

Notes:

(1)    Howard Davies joined the Board on 14 July 2015 and became Chairman with effect from 1 September 2015. The Benefits column includes private medical cover.

(2)    In line with market practice, non-executive directors are reimbursed expenses incurred in connection with their attendance at Board meetings. To the extent that HMRC determines that any amounts are taxable, RBS will settle the associated tax liability on behalf of the non-executive director.

(3)    Under the ‘Other’ column, Sandy Crombie received fees as the Senior Independent Director and Morten Friis received fees for his work on the US steering group until April 2016. The US Risk Committee was established with Morten Friis and Baroness Noakes receiving fees as Chairman and member of the Committee respectively. Robert Gillespie received fees for his role as an advisor to the NatWest Markets (formerly CIB) CEO and senior management.

(4)    Frank Dangeard and Mike Rogers joined the Board on 16 May 2016 and 26 January 2016 respectively.

Key to table:
Noms & Gov	Group Nominations and Governance Committee
GAC	Group Audit Committee
RemCo	Group Performance and Remuneration Committee
BRC	Board Risk Committee
SBC	Sustainable Banking Committee
BOC	Board Oversight Committee for the RCR, NatWest Markets (formerly CIB) and GRG business areas

Annual report on remuneration

Directors’ interests in shares and shareholding requirements (audited)

The current shareholding requirement is to hold shares to the value of 250% of salary for the Chief Executive and 125% of salary for the Chief Financial Officer. Under the proposed new policy, the requirement will be increased to 400% of salary for the Chief Executive and 250% of salary for the Chief Financial Officer, as detailed in the remuneration policy section of this report.

Shareholding requirements for executive directors

Notes:

(1)       Ross McEwan holds 259,455 shares from his 2015 and 2016 fixed share allowances that are included in the total shares beneficially owned below but these have been excluded from the shareholding requirements calculation as he will transfer these shares to charity at the end of the retention period.

(2)       Value of shares held is based on the share price of £2.246 as at 31 December 2016. During the year ended 31 December 2016, the share price ranged from £1.489 to £3.02.

Annual report on remuneration

Share interests held by directors

	Shares owned at 31 December 2016 (or date of cessation if earlier)	% of issued share capital	Value (£) (1,2)	% of shareholding requirement met (3)	Unvested Long-term incentive awards	Unvested Deferral Plan awards
Ross McEwan	1,645,498	0.013918	£3,113,053	124.5%	2,519,886	—
Ewen Stevenson	766,499	0.006483	£1,721,557	172.2%	1,818,809	—
Howard Davies	41,000	0.000347
Sandy Crombie	20,000	0.000169
Frank Dangeard	—	—
Alison Davis	20,000	0.000169
Morten Friis	20,000	0.000169
Robert Gillespie	25,000	0.000211
Penny Hughes	562	0.000005
Brendan Nelson	12,001	0.000102
Baroness Noakes	41,000	0.000347
Mike Rogers	—	—

Notes:

(1)       Ross McEwan holds 259,455 shares from his 2015 and 2016 fixed share allowances that are included in the total shares beneficially owned but these have been excluded from the shareholding requirements calculation as he will transfer these shares to charity at the end of the retention period.

(2)       Value of shares held is based on the share price of £2.246 as at 31 December 2016. During the year ended 31 December 2016, the share price ranged from £1.489 to £3.02.

(3)       The current shareholding requirement is to hold shares to the value of 250% of salary for the Chief Executive and 125% of salary for the Chief Financial Officer. Under the proposed new policy, the requirement will be increased to 400% of salary for the Chief Executive and 250% of salary for the Chief Financial Officer.

(4)       Interest is 10,000 American Depository Receipts representing 20,000 ordinary shares.

No other director had an interest in the company's ordinary shares during the year or held a non-beneficial interest in the shares of the company at 31 December 2016, at 1 January 2016 or date of appointment if later. The interests shown above include shares held by persons closely associated with the directors. As at 23 February 2017, there were no changes to the directors' interests in shares shown in the table above.

Annual report on remuneration

Directors’ interests under the company’s share plans (audited)

Long-term incentive awards

	Awards held at 1 January 2016		Awards granted in 2016	Award price £	Awards vested in 2016	Market price on vesting £	Value on vesting £	Awards lapsed in 2016	Awards held at 31 December 2016	Expected vesting date
Ross McEwan	696,152			3.09	431,614	2.30	992,712	264,538	—
	915,193			3.28					915,193	07.03.17
	417,486			3.74					417,486	06.03.19 – 06.03.20
			1,187,207	2.26					1,187,207	08.03.20 – 08.03.21
	2,028,831		1,187,207		431,614			264,538	2,519,886
Ewen Stevenson	435,611	(1)		3.27	147,354	2.30	338,914		288,257	07.03.17
	578,128			3.74					578,128	06.03.19 – 06.03.20
			952,424	2.26					952,424	08.03.20 – 08.03.21
	1,013,739		952,424		147,354				1,818,809

Deferred awards

	Awards held at 1 January 2016	Awards granted in 2016	Award price £	Awards vested in 2016	Market price on vesting £	Value on vesting £	Awards lapsed in 2016	Awards held at 31 December 2016	Expected vesting date
Ross McEwan	18,797		3.09	18,797	2.30	43,233		—

Note:

(1)    Award granted to Ewen Stevenson on appointment in May 2014 to replace awards forfeited on leaving Credit Suisse.

Annual report on remuneration

Total Shareholder Return (TSR) performance

The graph below shows the performance of RBS over the past eight years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE UK banks for the same period has been added for comparison. Source: Datastream

Chief Executive pay over same period
	2009	2010	2011	2012	2013 (1)	2014	2015	2016
Total remuneration (£000s)	1,647	3,687	1,646	1,646	393 (RM) 1,235 (SH)	1,878	3,492	3,493
Annual bonus against maximum opportunity	0%	85%	0%	0%	0%	n/a	n/a	n/a
LTI vesting rates against maximum opportunity	0%	0%	0%	0%	0%	72.85%	62%	56%

Notes:

(1)    2013 remuneration includes Stephen Hester (SH) as CEO for the period to 30 September and Ross McEwan (RM) for the period from 1 October to 31 December 2013.

(2)    Figures have been amended where appropriate to reflect any restatement of prior year amounts, for example, to reflect the actual rather than estimated value of LTI vestings as part of the total remuneration figure and any revisions to the value of benefits provided.

Annual report on remuneration

Change in Chief Executive pay compared with employees

The table below shows the percentage change in remuneration for the Chief Executive between 2015 and 2016 compared with the percentage change in the average remuneration of RBS employees based in the UK. In each case, remuneration is based on salary, benefits and annual bonus.

	Salary	Benefits	Annual Bonus
	2015 to 2016 change	2015 to 2016 change	2015 to 2016 change
Chief Executive (1)	0%	0%	n/a
UK employees (2)	4.51%	4.18%	(4.86%)

Notes:

(1)    Executive directors are not eligible for an annual bonus. Standard benefit funding for executive directors remained unchanged between 2015 and 2016. The benefits for the Chief Executive excludes other benefits such as travel assistance in connection with company business and relocation benefits, the value of which is disclosed each year in the total remuneration table. In 2016, Ross McEwan also received a fixed share allowance as part of his fixed pay.

(2)    The size of the percentage increase for fixed pay elements to 2016 is partly due to the one-off impact of removing incentives for certain frontline roles. The data represents full year salary costs of the UK based employee population, which covers the majority of RBS employees and is considered to be the most representative comparator group.

Annual report on remuneration

Relative importance of spend on pay

The table below shows a comparison of remuneration expenditure against other distributions and charges.

	2016 £m	2015 (1) £m	change
Remuneration paid to all employees (2)	4,670	5,208	(10.3%)
Distributions to holders of ordinary shares	—	—
Distributions to holders of preference shares and paid-in equity (3)	1,697	385	341%
Taxation and other charges recognised in the income statement:
- Social security, Bank levy and Corporation tax	747	597	25.1%
- Irrecoverable VAT and other indirect taxes incurred by RBS (4)	697	691	0.9%

Notes:

(1)    Numbers exclude discontinued operations, principally CFG in 2015.

(2)    Remuneration paid to all employees represents total staff expenses per Note 3 to the Financial Statements, exclusive of social security and other staff costs.

(3)    Includes final payment relating to the Dividend Access Share of £1,193 million in 2016.

(4)    Input VAT and other indirect taxes not recoverable by RBS due to it being partially exempt.

The items above have been included as they reflect the key stakeholders for RBS and the major categories of distributions and charges made by RBS.

Consideration of matters relating to directors’ remuneration

Membership of the Group Performance and Remuneration Committee

All members of the Committee are independent non-executive directors. The Committee held seven scheduled meetings in 2016 and a further two ad hoc meetings.

Attended/ scheduled
Sandy Crombie (Chairman)	7/7
Alison Davis	7/7
Robert Gillespie	7/7

Mike Rogers was appointed as a new member of the Committee with effect from 1 January 2017.

The role and responsibilities of the Committee

The Committee is responsible for:

•       approving the remuneration policy for all employees and reviewing the effectiveness of its implementation;

•       reviewing performance and making recommendations to the Board on remuneration arrangements for executive directors;

•       approving remuneration arrangements for members and formal attendees of the Executive Committee and employees with total annual compensation which exceeds an amount determined by the Committee, currently £1 million; and

•       setting the remuneration framework and principles for employees identified as Material Risk Takers falling within the scope of UK regulatory requirements.

In mitigating potential conflicts of interest, directors are not involved in decisions regarding their own remuneration and remuneration advisers are appointed by the Committee rather than management. The terms of reference of the Committee are reviewed annually and available on rbs.com.

Annual report on remuneration

Summary of the principal activity of the Committee in 2016

The new executive director remuneration policy and any issues arising under the accountability review process were considered at the majority of meetings. Set out below is a summary of other key activities considered by the Committee.

First quarter

•       2015 performance reviews and remuneration arrangements for members and attendees of the Executive Committee and high earners.

•       Approval of variable pay pools and the 2015 Directors’ Remuneration Report.

•       Assessment of the performance of LTI awards granted in prior years and performance targets for 2016 awards.

•       Executive Committee members’ 2016 objectives.

Second quarter

•       Key external trends and regulatory updates.

•       Annual review of external advisers to the Committee.

•       Remuneration governance across legal entities and the impact of the Senior Managers Regime.

•       Annual review of remuneration policy for all employees.

Third quarter

•       2016 half-year performance reviews for members and attendees of the Executive Committee and high earners.

•       Considering the future pay construct for all employees.

•       Interim business performance assessment.

•       Divestment principles update.

•       External stakeholder engagement plan.

Fourth quarter

•       Review of the implementation of the remuneration policy.

•       2016 preliminary pay elements including bonus pool, deferral and LTI awards.

•       Executive Committee members’ annual objectives for 2017.

•       Update on regulatory requirements.

•       Stakeholder engagement and feedback on new remuneration policy for executive directors.

•       Review of draft Directors’ Remuneration Report for 2016.

Annual report on remuneration

Performance evaluation process

The Committee has considered the findings of the annual review of the effectiveness of the Committee which was conducted internally by the Chief Governance Officer and Board Counsel.

Positive comments were received on moving to a reduced number of meetings with appropriate use of delegation, giving time to focus on important issues such as the future pay construct. There was good evidence of challenge on key points of principle during debates and overall it was felt that the dynamic of the Committee worked well. The Masterclass sessions, where in-depth consideration is given to specific matters, continued to be well received by members.

On areas for development, the importance of papers containing all the relevant information was highlighted and there was still scope to further improve the articulation of how reward links to strategy. There was also a suggestion that it would be helpful for the Committee to have another member. Subsequently, the Board agreed that Mike Rogers would be appointed to the Committee with effect from 1 January 2017.

Potential areas were identified for future focus by the Committee including absolute pay levels, competitiveness and internal fairness.

Advisers to the Committee

The Committee reviews its selection of advisers annually. PricewaterhouseCoopers LLP (PwC) was appointed as the Committee’s remuneration advisers on 14 September 2010 following a review of potential advisers, and the appointment was reconfirmed by the Committee in May 2016 after an annual review of the quality of the advice received and fees charged. PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK.

PwC also provide professional services in the ordinary course of business including assurance, advisory, tax and legal advice to RBS subsidiaries. There are processes in place to ensure the advice received by the Committee is independent of any support provided to management. As well as receiving advice from PwC in 2016, the Committee took account at meetings of the views of the Chairman; Chief Executive; Chief Financial Officer; Chief HR Officer; the Director of Organisation and Performance; the Chief Governance Officer and Board Counsel; the Chief Risk Officer; and the Chief Conduct and Regulatory Affairs Officer. The fees paid to PwC for advising the Committee in relation to directors’ remuneration are charged on a time/cost basis and in 2016 amounted to £214,706 excluding VAT (2015 - £121,358). The increase in fees is a result of additional work undertaken during 2016 in developing the new directors’ remuneration policy.

Annual report on remuneration

Statement of shareholding voting

The tables below set out the voting by shareholders on the resolution to approve the Annual Report on Remuneration at the AGM held in May 2016 and the resolution at the AGM in June 2014 when the Directors’ Remuneration Policy was last approved.

Annual Report on Remuneration – 2016 AGM

For	Against	Total votes cast	Withheld
42,686,046,288 (99.56%)	188,029,796 (0.44%)	42,874,076,084	6,603,412

Directors’ Remuneration Policy – 2014 AGM

For	Against	Total votes cast	Withheld
20,893,215,888 (99.66%)	70,382,756 (0.34%)	20,963,598,644	170,307,216

Shareholder dilution

During the ten year period to 31 December 2016, awards made that could require new issue shares to be used in connection with the company's employee share plans represented 5.4% of the company's issued ordinary share capital, leaving an available dilution headroom of 4.6%. The company meets its employee share plan obligations through a combination of new issue shares and market purchase shares.

Sandy Crombie

Chairman of the Group Performance and Remuneration Committee

23 February 2017

Other Remuneration Disclosures

Remuneration of eight highest paid senior executives below Board (1)
	Executive 1	Executive 2	Executive 3	Executive 4	Executive 5	Executive 6	Executive 7	Executive 8
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed pay (cash)	800	800	675	688	588	638	575	450
Fixed allowances	800	800	675	688	588	638	288	225
Annual bonus	—	—	—	—	—	—	—	—
Long-term incentive awards (vested value)	175	175	412	261	167	—	250	—
Total remuneration (2)	1,775	1,775	1,762	1,637	1,343	1,276	1,113	675

Notes:

(1)    Remuneration earned in 2016 for eight members of the Executive Committee.

(2)    Disclosure includes prior year long-term incentive awards which vested during 2016. The amounts shown reflect the value of vested awards using the share price on the day the awards vested.

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

Other Remuneration Disclosures

Variable pay pool determination

For the 2016 performance year, RBS has operated a multi-step process which is a control function led assessment to determine performance and therefore the appropriate bonus pool by franchise and function.

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

•         Malus can be applied to reduce (if appropriate to zero) the amount of any variable pay awards prior to payment taking place.

•         Clawback provisions can also be applied to recover awards that have vested.

Any variable pay awarded to Material Risk Takers from 1 January 2015 onwards is subject to clawback for seven years from the date of grant. For awards made in respect of the 2016 performance year onwards, this period has been extended to ten years for executive directors and other Senior Managers under the Senior Managers Regime where there are outstanding internal or regulatory investigations at the end of the normal seven-year clawback period. Malus and clawback can be applied to current and former employees.

Other Remuneration Disclosures

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

How have we applied this in practice?

During 2016 a number of issues and events were considered under the accountability review framework. The outcomes covered a range of actions including: reduction and forfeiture of unvested awards through malus; reduction of current year variable pay awards; dismissal with forfeiture of unvested awards; and suspension of awards pending further investigation.

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

Immediate cash awards are limited to a maximum of £2,000. Under the deferral arrangements a significant proportion of annual bonus awards for our more senior employees are deferred over a three to seven year period. Awards are subject to malus and clawback provisions. For MRTs, a minimum of 50% of any annual bonus is delivered in shares and subject to a minimum six month retention period post vesting in line with regulatory requirements.

Guaranteed awards are only used in very limited circumstances in accordance with regulatory requirements.

Long-term incentive awards

To support a culture where good performance against a full range of measures will be rewarded. To encourage the creation of value over the long term and to align further the rewards of the participants with the returns to shareholders.

RBS provides certain employees in senior roles with long-term incentive awards. Awards are structured as performance-vesting shares. Performance is typically measured over a three year period. For awards made in respect of the 2016 performance year, vesting will take place over a three to seven year period.

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

Other Remuneration Disclosures

In accordance with UK regulatory requirements and internal dealing rules that apply to employees, the conditions attached to discretionary share-based awards prohibit the use of any personal hedging strategies to lessen the impact of a reduction in value of such awards. These conditions are explicitly acknowledged and accepted by employees when any share-based awards are granted.

Remuneration of MRTs

The quantitative disclosures below are made in accordance with Article 450 of the EU Capital Requirements Regulation in relation to 665 employees who have been identified as MRTs.

1. Aggregate remuneration expenditure

Aggregate remuneration expenditure in respect of 2016 performance was as follows:

Franchises PBB, CPB and NatWest Markets (formerly CIB) £m	Rest of RBS £m	Total £m
211.6	143.5	355.1

2. Amounts and form of fixed and variable remuneration

Fixed remuneration for 2016

Consisted of salaries, allowances, pensions and benefits.

	Senior management	Other MRTs	Total
Number of beneficiaries	11	654	665
	£m	£m	£m
Total fixed remuneration	17.4	205.7	223.1

Other Remuneration Disclosures

Variable remuneration awarded for 2016 performance

Variable remuneration consisted of a combination of annual bonus and long-term incentive awards, deferred over a three to seven year period in accordance with regulatory requirements. Under the RBS bonus deferral structure, cash awards are limited to £2,000 per employee.

Annual bonus awards	Senior management	Other MRTs	Total
Number of beneficiaries	—	510	510
	£m	£m	£m
Variable remuneration (cash)	—	1.2	1.2
Deferred remuneration (bonds)	—	11.3	11.3
Deferred remuneration (shares)	—	86.3	86.3

Long-term incentive awards vest subject to the extent to which performance conditions are met and can result in zero payment.

Long-term incentive awards	Senior management	Other MRTs	Total
Number of beneficiaries	10	98	108
	£m	£m	£m
Long-term incentive awards	17.2	16.2	33.4

The variable component of total remuneration for MRTs at RBS shall not exceed 100% of the fixed component. Based on the information disclosed above, the average ratio between fixed and variable remuneration for 2016 is approximately 1 to 0.6.

3. Outstanding deferred remuneration through 2016

The table below includes deferred remuneration awarded or paid out in 2016 in respect of prior performance years. Deferred remuneration reduced during the year relates to long-term incentives lapsed when performance conditions are not met, long-term incentives and deferred awards forfeited on leaving and malus adjustments of prior year deferred awards and long-term incentives.

Category of deferred remuneration	Senior management £m	Other MRTs £m
Unvested from prior year	34.2	200.8
Awarded during the financial year	17.5	129.4
Paid out	7.4	113.0
Reduced from prior years	1.9	21.8
Unvested at year end	42.4	195.5

Other Remuneration Disclosures

4. Sign-on and severance payments

RBS does not operate ‘Sign-on awards’. Guaranteed variable remuneration may be used for new hires in compensation for awards foregone in their previous company. Three such payments totalling £442,695 are included in the tables above. This relates to commitments made on recruitment in respect of three new employees. These awards are still subject to deferral.

No severance payments were made during the financial year in excess of contractual payments, local policies, standards or statutory amounts, other than one payment of £219,500 made in commercial settlement of legal proceedings related to the early termination of a contract of employment.

All staff total remuneration

•         The average salary for all employees is £32,620.

•         13,664 employees earn between £50,000 and £100,000.

•         5,545 employees earn between £100,000 and £250,000.

•         1,025 employees earn total remuneration over £250,000.

Total remuneration by band for all employees earning >€1 million	Number of employees 2016	Number of employees 2015
€1.0m - €1.5m	48	53
€1.5m - €2.0m	20	24
€2.0m - €2.5m	10	11
€2.5m - €3.0m	5	7
€3.0m - €3.5m	0	2
€3.5m - €4.0m	0	2
€4.0m - €4.5m	3	0
€4.5m - €5.0m	0	1
€5.0m - €6.0m	1	0
€6.0m - €7.0m	0	1
Total	87	101

Notes:

(1) Total remuneration in the table above includes fixed pay, pension and benefit funding and variable pay (including actual value of LTI vesting in 2016) after the application of malus.

(2) Executive directors are not included. The table is based on an exchange rate where applicable of €1.224 to £1 as at 31 December 2016 and amounts disclosed for 2015 have been restated using the same exchange rate so that comparison can be made on a like for like basis.

Employees that earned total remuneration of over €1 million in 2016 represent just 0.1% of our employees. This number reduces to 72 employees if we exclude pension and benefit funding. These employees include those who manage major businesses and functions with responsibility for significant assets, earnings or areas of strategic activity and can be grouped as follows:

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

•         Employees managing the successful disposal of assets in Capital Resolution and reducing RBS’s capital requirements.

Compliance report

Statement of compliance

RBS is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2016, RBS has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated April 2016 (the “Code”) except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. RBS considers that this is a matter which should rightly be reserved for the Board and this is an approach RBS has adopted for a number of years. Remuneration for the executive directors is first considered by the Group Performance and Remuneration Committee which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group Performance and Remuneration Committee, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. We do not anticipate any changes to our approach on this aspect of the Code. Information on how RBS has applied the main principles of the Code can be found in the Corporate governance report on pages 59 to 149. A copy of the Code can be found at www.frc.org.uk.

RBS has also implemented the recommendations arising from the Walker Review and complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012 and April 2016.

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

Compliance report

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for RBS.

RBS’s internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes:

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

Management assessed the effectiveness of RBS’s internal control over financial reporting as of 31 December 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework'.

Based on its assessment, management believes that, as of 31 December 2016, RBS’s internal control over financial reporting is effective.

The effectiveness of RBS’s internal control over financial reporting as of 31 December 2016 has been audited by Ernst & Young LLP, RBS’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of the Royal Bank of Scotland Group plc expresses an unqualified opinion and have given an unqualified opinion on RBS’s internal control over financial reporting as of 31 December 2016.

Compliance report

Report of Independent Registered Public Accounting Firm

Members of The Royal Bank of Scotland Group plc

We have audited The Royal Bank of Scotland Group plc and subsidiaries’ (together, the “Group”) internal control over financial reporting as of 31 December 2016 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Compliance report

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of 31 December 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended and our report dated 23 February 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
23 February 2017

Compliance report

Disclosure controls and procedures

Management, including RBS’s Chief Executive and Chief Financial Officer have conducted an evaluation of the effectiveness and design of RBS’s disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)). Based on this evaluation, RBS’s Chief Executive and Chief Financial Officer concluded that RBS’s disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Changes in internal control

There was no change in RBS’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, RBS’s internal control over financial reporting.

The New York Stock Exchange

As a foreign private issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the “NYSE”), RBS is not required to comply with all of the NYSE standards applicable to US domestic companies (the “NYSE Standards”) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards.  RBS is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards.

The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. In March 2016 RBS submitted its required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. More detailed information about the Group Audit Committee and its work during 2016 is set out in the Group Audit Committee report on pages 79 to 87.

RBS has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures: (i) NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. RBS follows the Code’s requirements in determining the independence of its directors and currently has 9 independent non-executive directors, one of whom is the senior independent director (ii) The  NYSE Standards require non-management directors to hold regular sessions without management present and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non-executive directors without the executives present and non-executive directors are to meet without the Chairman present at least once a year to appraise the Chairman’s performance and RBS complies with the requirements of the Code. (iii) The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors.

Compliance report

The Chairman of the Board is also the Chairman of the Group Nominations and Governance Committee, which is permitted under the Code (since the Chairman was considered independent on appointment). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management (iv) The NYSE standards require that the compensation committee of a listed company be composed of entirely of independent directors. Although the members of the Group Performance and Remuneration Committee are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group Performance and Remuneration Committee and the Group Performance and Remuneration Committee has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards.

The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the Chief Executive’s remuneration.  As stated at the start of this Compliance Report, in the case of RBS, the Board, rather than the Group Performance and Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Chief Executive (v) The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2016, RBS has complied with all of the provisions of the Code (subject to the exception described above) and the Code does not require RBS to disclose the full range of corporate governance guidelines with which it complies (vi) The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. RBS has adopted a code of conduct which applies to all directors, officers and employees and is supplemented by a number of key policies and guidance dealing with matters including , among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. The Code of Conduct is available to view on RBS’s website at rbs.com .

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2016.

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

The final dividend payment on the Dividend Access Share (DAS) owned by HMT of £1.2 billion was paid in March 2016, effecting the immediate retirement of the DAS which was redesignated as a single B share and subsequently cancelled.

At 31 December 2016, HMT’s holding in the company’s ordinary shares was 71.3%.

RBS Group ring-fencing

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is RBS’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets will be a separate non ring-fenced bank and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will also be placed outside the ring-fence, both as direct subsidiaries of RBSG.

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

Report of the directors

On 1 January 2017 RBS made a number of key changes to the

legal entity structure as detailed below to support the move towards a ring-fenced structure. There are also plans to make further changes prior to 1 January 2019.

NatWest Holdings Limited (NatWest Holdings)

RBS introduced an intermediate holding company, NatWest Holdings, as a direct subsidiary of RBS plc. This is an interim structure as NatWest Holdings is expected to become a direct subsidiary of RBSG in mid 2018.

National Westminster Bank Plc (NatWest) and Adam & Company Group PLC (Adam & Co) transferred from being direct subsidiaries of RBS plc, and Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) transferred from being a direct subsidiary of Ulster Bank Limited, to become direct subsidiaries of NatWest Holdings.

RBS International

RBSI Holdings transferred from being an indirect subsidiary of RBS plc to become a direct subsidiary of RBSG. The intention is for RBS International's operating companies to remain as subsidiaries of RBSI Holdings.

NatWest bought Lombard North Central PLC and RBS Invoice Finance (Holdings) Limited from RBS plc and some smaller companies from other members of the Group.

Business structure

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. On 5 December 2016 the Corporate & Institutional Banking (CIB) business was re-branded as NatWest Markets (NWM) in readiness for our future ring-fenced structure; this included the renaming of the reportable operating segment as NatWest Markets. NatWest Markets will continue to offer financing, rates and currencies products to its customers. During 2016 RBS’s activities were organised on a franchise basis as follows:

Personal & Business Banking (PBB) comprises two reportable segments, UK Personal & Business Banking (UK PBB) and Ulster Bank RoI. UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland. Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial & Private Banking (CPB) comprises three reportable segments, Commercial Banking, Private Banking and RBS International (RBSI). Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals and RBSI serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar and financial institution customers in Luxembourg.

Report of the directors

NatWest Markets, formerly Corporate and Institutional Banking (CIB), serves UK and Western Europe corporate customers, and global financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution was established to execute the sale or wind down of most of the global footprint, from 38 countries to 13, and trade finance and cash management outside the UK and Ireland. Additionally non-strategic markets, portfolio and banking assets identified are being sold or wound down.

Williams & Glyn (W&G) refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the periods presented W&G has not operated as a separate legal entity. The perimeter of the segment currently reported does not include certain portfolios that were intended to be divested such as the Scottish branch based activity of NatWest and NatWest Business Direct.

Central items & other includes corporate functions, such as RBS treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to Citizens and the international private banking business are included in Central items in the relevant periods.

Results and dividends

The loss attributable to the ordinary shareholders of the Group for the year ended 31 December 2016 amounted to £6,955 million compared with a loss of £1,979 million for the year ended 31 December 2015, as set out in the consolidated income statement on page 378.

The company did not pay a dividend on ordinary shares in 2014, 2015 or 2016.

In the context of prior macro-prudential policy discussions, the Board decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of 2015 and 2016 Group hybrid capital instruments through equity issuances of c.£300 million. Consequently, approximately £300 million was raised during 2015 and 2016  through the issue of new ordinary shares and the Board has decided a further £300 million of new equity will be issued during the course of 2017 to again partially neutralise the CET1 impact of coupon and dividend payments.

Report of the directors

The Dividend Access Share (DAS) retirement agreement was approved at the General Meeting of shareholders held on 25 June 2014. The first dividend payment on the DAS of £320 million was made in the third quarter of 2014. The balance of £1.2 billion was paid to HMT in March 2016, effecting the immediate retirement of the DAS which was redesignated as a single B share and subsequently cancelled, further normalising the capital structure of RBS and removing an obstacle toward the resumption of capital distributions.

Business review

Activities

RBS is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of RBS, including the products and services provided by each of its operating segments and the competitive markets in which they operate are contained in the Business review on pages 171 to 217. Details of the strategy for delivering the company’s objectives can be found in the Strategic report.

Risk factors

RBS’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Full details of these and other risk factors are set out on pages 509 to 578.

The reported results of RBS are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of RBS’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 385 to 401.

RBS’s approach to risk management, including its financial risk management objectives and policies and information on RBS’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Capital and risk management section.

Financial performance

A review of RBS’s performance during the year ended 31 December 2016, including details of each operating segment, and RBS’s financial position as at that date is contained in the Business review on pages 171 to 217.

RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)

In 2007, RFS Holdings B.V., which was jointly owned by RBS, the Dutch State (successor to Fortis) and Santander completed the acquisition of ABN AMRO Holding N.V.

Report of the directors

Following the announcements in April 2011 by the Boards of RBSG, RBS plc, RBS Holdings and RBS N.V., a substantial part of the business activities of RBS N.V. had been successfully transferred to RBS plc by 2014.There is continued focus on further de-risking the RBS N.V. balance sheet. Ultimately, the objective is that RBS N.V. is in a position to relinquish its banking licence in the Netherlands.

Business divestments

To comply with the European Commission State Aid requirements RBS agreed a series of restructuring measures. These include the sale of 80.01% of RBS’s Global Merchant Services business (completed in 2010), the sale of substantially all of the RBS Sempra Commodities joint venture business (largely completed in 2010), the divestment of Direct Line Insurance Group plc (completed in 2014), as well as the divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers across the UK (“UK branch-based businesses”).

During 2016 work has continued to explore means to achieve separation and divestment of the business previously described as Williams & Glyn. On 17 February 2017, RBS announced that it had been informed by HM Treasury (HMT) that the Commissioner responsible for EU competition policy plans to propose to the College of Commissioners to open proceedings to gather evidence on an alternative plan for RBS to meet its remaining State Aid obligations. If adopted, this alternative plan would replace the existing requirement to achieve separation and divestment by 31 December 2017 of the business previously described as Williams & Glyn.

As previously disclosed, none of the proposals to acquire the business received by RBS can deliver full separation and divestment before the 31 December 2017 deadline. As RBS no longer intends to pursue divestment of Williams & Glyn by way of an Initial Public Offering, the £600 million exchangeable bond issued to a consortium of investors, led by Centerbridge and Corsair, was redeemed on 21 October 2016 in accordance with the terms of the bond.

RBS completed its divestment of Citizens Financial Group Inc (IPO completed in 2015).

Employees

Our colleagues

As at 31 December 2016, RBS employed 77,900 people (full-time equivalent basis, including temporary workers) throughout the world. Details of related costs are included in Note 3 on the consolidated accounts.

Building a healthy culture

Building a healthy culture that embodies Our Values is one of our core priorities.

Our Values guide the way we identify the right people to serve our customers well, and how we manage, engage and reward our colleagues. They are at the heart of both Our Standards (the bank wide behavioural framework) and Our Code (the bank wide Code of Conduct).

Report of the directors

To really live our values we continue to reinforce them in our systems, our policies and processes, our communications, training and leadership role modelling.

We monitor our progress against our goals. We gather feedback from our colleagues, and through metrics and key performance indicators  to assess our progress and respond accordingly. We do this in tandem with feedback from regulators and industry bodies.

Engaging our colleagues

We know that building an engaged, healthy and inclusive workforce is crucial to achieving our ambition. Every year we ask our colleagues to share their thoughts on what it’s like to work here via our annual colleague survey (OurView). The results help us monitor levels of engagement and enable our people leaders to work with their teams to make improvements. It also helps us measure the progress we are making towards our goals.

Our most recent survey, in which almost 63,000 colleagues took part, showed that we are changing the culture of RBS for the better. We remain above the global financial services norm for wellbeing, our inclusion scores continue to improve and there is a strong sense that managers act consistently with Our Values. However, the choices we’ve had to make as we move RBS forward have taken a toll on our colleagues. The scaling down of RBS and the impact of dealing with some difficult legacy issues have contributed to a decline in the improvements in engagement, pride and leadership that we saw in 2015.

Rewarding our colleagues

Our approach to performance management provides clarity for our colleagues about how their contribution links to our ambition. It recognises behaviour that supports our values and holds individuals to account for behaviour and performance that does not. In 2016 we refreshed our behavioural framework to create one framework for all our colleagues.

We have a focus on paying the right wage to colleagues and our rates of pay continue to exceed the Living Wage Foundation Benchmarks.

At the start of 2016 we removed sales incentives and we gave every eligible frontline colleague in Personal & Business Banking an increase to their guaranteed pay. This approach remains popular with our colleagues and ensures that our customers can be certain that if they take a product from us, it has no financial impact on what our colleagues are paid.

For 2017, we have simplified how we pay our clerical colleagues, consolidating bonuses, making pay fairer and easier to understand.

Report of the directors

We remain focused on our goals in relation to gender equality and have played an active role in the consultation process for upcoming Gender Pay Gap Reporting regulations.  We intend to comply fully with the regulations and to make a public disclosure during 2017.

Developing our colleagues

In 2015, we launched ‘Determined to Lead’, a core management system for RBS. It is the means by which leaders put our values into practice every day and is transforming the way we operate by creating a common language, consistent operating rhythm and improving the competence of our leaders across RBS. It provides consistent tools to lead and engage our colleagues.  This programme has continued in 2016 with over 16,000 leaders participating in the programme.

In October 2016 we launched Service Excellence training, our new customer service programme. The first module introduces our Core Service Behaviours and provides an awareness of the tools and techniques that will help us to deliver the best possible service, every time. Service Excellence gives us a shared service language and the behaviours to help us achieve our ambition.  Since October over 34,000 colleagues have completed this module.

Professionalising our colleagues is important to us. We work closely with the Chartered Banker Institute (CBI) and Chartered Banker Professional Standards Board (CB:PSB) to offer our colleagues professional qualifications. Over 8,000 of our colleagues completed their CBI qualification in 2016.

We are especially pleased that we achieved an Excel rating in the CB:PSB Foundation Standard review for 2015. We are one of only two CB:PSB member firms to have secured ‘Earned Autonomy’ - meaning we are exempt from quarterly monitoring over the next 3 years. 95% of our in-scope population have achieved the Foundation Standard. This is a great  reflection of the focus we continue to place on professionalising our colleagues.

We also offer a wide range of learning which can be mandatory, role specific or related to personal development. Our mandatory learning has to be completed by everyone and is focused on keeping our our customers, colleagues and RBS safe.

Youth employment

In 2016 we welcomed over 500 people across our Graduate and Apprenticeship schemes, 40% being female hires.

Health and wellbeing of our colleagues

Wellbeing is a big part of how we create a great place to work.

We offer a wide range of health benefits and services to help maintain physical and mental health, and support our colleagues if they become unwell.

Report of the directors

In 2016, we focused on physical, mental health and social wellbeing. We participated in the Global Corporate Challenge (GCC) - more than 50,000 colleagues took part helping us to win the GCC World Most Active Organisation Gold Award.  We also continued to promote Lifeworks (RBS’s Employee Assistance Programme) and launched our Mindfulness toolkit. We continued our support of Time to Change (the UK’s biggest programme to challenge mental health stigma).

Employee consultation

We recognise employee representatives such as trade unions and work councils in a number of businesses and countries. There has been ongoing engagement and discussion with those bodies given the scale of change taking place across RBS. Management have continued to meet regularly with our European Employee Council to discuss developments and update on the progress of our strategic plans.

Inclusion

Building a more inclusive RBS is essential for our customers and colleagues. Our inclusion policy standard applies to all our colleagues globally.

During 2016, we continued to roll out unconscious bias learning to all our colleagues to create a solid platform for the wider inclusion agenda. Almost 30,000 colleagues participated in unconscious bias training in 2016 meaning we have trained around 66,000 colleagues across RBS to date.

We continue to work towards our goal of having at least 30% senior women in our top three leadership layers across each Franchise and Function by 2020 and to be fully gender balanced (50/50) by 2030. We have a positive action approach in place, tailored by business, according to the specific challenges they face.

Our disability plan will support us becoming a disability smart organisation by 2018. It addresses areas for improvement including branch access, accessible services, improving colleague adjustment processes and inserting disability checkpoints into our key processes and practices.

We continue to focus on building an ethnically diverse RBS. Our plan focuses on positive action and includes reciprocal mentoring, targeted development workshops and leadership programmes and ensuring we have a Black, Asian and Minority Ethnic (BAME) focus on recruitment, talent identification and promotion.

Our LGBT agenda continues to deliver a better experience for our LGBT colleagues and customers.  We have processes in place to support updating gender and title on customers’ banking records and to support colleagues undergoing gender transition.  And, we continue to support our 16,000 strong employee-led networks.

Report of the directors

We have been recognised for our work on Equality, Diversity and Inclusion by our Platinum ranking from Opportunity Now (gender), our Gold ranking for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women; becoming a Top Ten Global Employer in Stonewall’s Global Equality Index (LGBT), Silver Status from The Business Disability Forum and being rated a Top 10 Employer by  Working Families.

Sustainability

Our purpose is to serve customers well. We will rebuild our reputation and earn our customers’ trust by putting customers first, making RBS a great place to work, supporting our communities and being mindful of environmental impacts. The Sustainable Banking Committee’s role is to support the Board in overseeing, supporting and challenging actions being taken by management to run RBS as a sustainable business.

For more information on our approach and progress please read the RBS Strategic Report. Further information is available on rbs.com/sustainability.

Greenhouse gas emissions

Disclosures relating to greenhouse gas emissions are included in the Strategic Report on page 39.

Going concern

RBS’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect RBS’s future results are set out on pages 509 to 578. RBS’s regulatory capital resources and significant developments in 2016 and anticipated future developments are detailed on pages 230 to 269. The liquidity and funding section on pages 255 to 269 describes RBS’s funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of RBS and of the company have been prepared on a going concern basis.

Report of the directors

BBA disclosure code

RBS’s 2016 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by the British Bankers' Association in 2010.The Code sets out five disclosure principles together with supporting guidance. The principles are that RBS and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF)

The EDTF established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012. All EDTF recommendations are reflected in the 2016 Annual Report on Form 20-F.

Corporate governance

The company is committed to high standards of corporate governance. Details are given in the Corporate governance report on pages 59 to 149. The Corporate governance report and compliance report (pages 150 to 155) form part of this Report of the directors.

Share capital

Details of the ordinary and preference share capital at 31 December 2016 and movements during the year are shown in Note 25 on the consolidated accounts.

During 2016, the company allotted and issued a total of 142.2 million new ordinary shares of £1 each for the purposes of ensuring 2016 coupon payments on discretionary hybrid capital securities were partly neutralised from a Core Tier 1 capital perspective. The shares were allotted to UBS AG at the subscription prices determined by reference to the average market prices during the sale periods set out below.

Number of shares sold	Subscription price	Sale period	Gross proceeds	Share price on allotment
37.6m	226.250p	26/2/16-14/4/16	£85 million	231.6p
38.5m	220.687p	29/4/16-24/5/16	£85 million	245.3p
35.5m	196.924p	05/8/16-02/09/16	£70 million	204.3p
30.6m	195.930p	28/10/16-16/11/16	£60 million	208.4p

In the three years to 31 December 2016, the percentage increase in issued share capital due to non-pre-emptive issuance (excluding employee share schemes) for cash was 2.71%.

In addition, the company issued 56 million shares in connection with employee share schemes during 2016.

Report of the directors

In October 2015, HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each.

In March 2016, the company paid a final dividend of £1.2 billion in respect of the Dividend Access Share (DAS) held by HMT, effecting the immediate retirement of the DAS which was redesignated as a single B share and subsequently cancelled.

Authority to repurchase shares

At the Annual General Meeting in 2016 shareholders authorised the company to make market purchases of up to 1,166,108,903 ordinary shares. The directors have not exercised this authority to date. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2017.

Additional information

Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attached to the company’s ordinary shares and preference shares are set out in the company’s Articles of Association, copies of which can be obtained from Companies House in the UK or can be found at rbs.com/about/board-and-governance.

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

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment are set out in the company’s Articles of Association. It will be proposed at the 2017 Annual General Meeting that the directors be granted authorities to allot shares under the Companies Act 2006. The company’s Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

Report of the directors

The rights and obligations of holders of non-cumulative preference shares are set out in Note 25 on the consolidated accounts.

The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company.

A number of the company’s employee share plans include restrictions on transfers of shares while shares are subject to the plans or the terms under which the shares were awarded.

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

Directors

The names and brief biographical details of the current directors are shown on pages 59 to 65.

Sandy Crombie, Howard Davies, Alison Davis, Morten Friis, Robert Gillespie, Penny Hughes, Ross McEwan, Brendan Nelson, Baroness Noakes and Ewen Stevenson all served throughout the year and to the date of signing of the financial statements.

Report of the directors

Mike Rogers was appointed to the Board on 26 January 2016 and Frank Dangeard was appointed on 16 May 2016.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders.

Directors’ interests

The interests of the directors in the shares of the company at 31 December 2016 are shown on page 135. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2016 to 23 February 2017.

Directors’ indemnities

In terms of section 236 of the Companies Act 2006 (the “Companies Act”), Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the RBS Executive Committee, individuals authorised by the PRA/FCA and certain directors and/or officers of RBS subsidiaries.

In terms of section 236 of the Companies Act, Qualifying Pension Scheme Indemnity Provisions have been issued to all trustees of RBS pension schemes.

Post balance sheet events

Other than the matter disclosed on page 483, there have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

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

Shareholdings

The table below shows shareholders that have notified RBS that they hold more than 3% of the total voting rights of the company at 31 December 2016.

Solicitor For The Affairs of Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury	Number of shares (millions)	% of share class held	% of total voting rights held
Ordinary shares	8,434	71.3	71.3

As at 23 February 2017, there were no changes to the shareholdings shown in the table above.

Report of the directors

Listing Rule 9.8.4

In accordance with the UK Financial Conduct Authority’s Listing Rules the information to be included in the Annual Report and Accounts under LR 9.8.4, is set out in this Directors’ report with the exception of details of contracts of significance under LR 9.8.4. (10) and (11) given in Additional Information on pages 505 to 508.

Political donations

At the Annual General Meeting in 2016, shareholders gave authority under Part 14 of the Companies Act, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. During 2016, RBS made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that RBS’s longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2017.

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

Auditors

EY LLP are the auditors. EY were appointed to fill the casual vacancy arising from Deloitte LLP's resignation following the signing of the 2015 accounts and the Group’s Form 20-F and appointed by shareholders at the 2016 Annual General Meeting . A resolution to reappoint EY as the company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor

Company Secretary

23 February 2017

The Royal Bank of Scotland Group plc

is registered in Scotland No. SC45551

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on page 376 to 377.

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

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

23 February 2017

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers

Presentation of information

Franchises and reportable segments

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. On 5 December 2016 the Corporate & Institutional Banking (CIB) business was re-branded as NatWest Markets (NWM) in readiness for the future ring-fenced structure. This included the renaming of the reportable operating segment as NatWest Markets. NatWest Markets will continue to offer financing, rates and currencies products to its customers.

During 2016 RBS’s activities were organised on a franchise basis as follows:

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

Commercial & Private Banking (CPB) comprises three reportable segments: Commercial Banking, Private Banking and RBS International (RBSI). Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals and RBSI serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar and financial institution customers in Luxembourg.

NatWest Markets, formerly Corporate and Institutional Banking (CIB), serves UK and Western European corporate customers, and global financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution was established to execute the sale or wind down of most of the global footprint, from 38 countries to 13, and trade finance and cash management outside the UK and Ireland. Additionally non-strategic markets, portfolio and banking assets identified are being sold or wound down.

Williams & Glyn (W&G) refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the periods presented W&G has not operated as a separate legal entity. The perimeter of the segment currently reported does not include certain portfolios that were intended to be divested such as the Scottish branch based activity of NatWest and NatWest Business Direct.

Central items & other includes corporate functions, such as RBS treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to Citizens and the international private banking business are included in Central items in the relevant periods.

Allocation of central balance sheet items

RBS allocates all central costs relating to Services and Functions to the business using appropriate drivers, these are reported as indirect costs in the segmental income statements. Assets (and risk-weighted assets) held centrally, mainly relating to RBS Treasury, are allocated to the business using appropriate drivers.

Citizens

RBS sold the final tranche of its interest in Citizens Financial Group, Inc. during the second half of 2015.  Consequently, Citizens was classified as a disposal group at 31 December 2014 and presented as a discontinued operation until October 2015. From 3 August 2015 until the final tranche was sold in October 2015, Citizens was an associated undertaking.

RBS Group ring-fencing

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is RBS’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets will be a separate non ring-fenced bank and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will also be placed outside the ring-fence, both as direct subsidiaries of RBSG.

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

On 1 January 2017 RBS made a number of key changes to the

legal entity structure as detailed below to support the move towards a ring-fenced structure. There are also plans to make further changes prior to 1 January 2019.

NatWest Holdings Limited (NatWest Holdings)

RBS introduced an intermediate holding company, NatWest Holdings, as a direct subsidiary of RBS plc. This is an interim structure as NatWest Holdings is expected to become a direct subsidiary of RBSG in mid 2018.

National Westminster Bank Plc (NatWest) and Adam & Company Group PLC (Adam & Co) transferred from being direct subsidiaries of RBS plc, and Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) transferred from being a direct subsidiary of Ulster Bank Limited, to become direct subsidiaries of NatWest Holdings.

Presentation of information

RBS International

RBSI Holdings transferred from being an indirect subsidiary of RBS plc to become a direct subsidiary of RBSG. The intention is for RBS International's operating companies to remain as subsidiaries of RBSI Holdings.

NatWest bought Lombard North Central PLC and RBS Invoice Finance (Holdings) Limited from RBS plc and some smaller companies from other members of the Group.

Competition

Personal & Business Banking (comprising UK PBB and Ulster Bank RoI)

In the personal and small business banking business, the Bank competes with a range of providers including UK banks and building societies, major retailers and life assurance companies, as well as the UK subsidiaries of major international banks. In the mortgage market, the Bank competes with UK banks, building societies and specialist lenders. Increasingly, the ambitions of non-traditional players in the UK market are gaining credibility, with new entrants active and seeking to build their platforms either through organic growth or in some cases by acquiring businesses made available through the restructuring of incumbents. Entrants with new business models such as peer-to-peer lending platforms, while currently small, continue to grow rapidly and are emerging as significant competitors. Such competitors often target specific elements of the value chain, providing specialised services to particular customer segments.

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

In an environment in which central banks have maintained very low interest rates for an unusually long period or introduced negative rates, competitive dynamics have changed in some of the principal markets in which we operate. In this environment an ability to attract and manage funding remains a critical competitive advantage. Other key competitive factors in this market segment include cost management, growing digital sales focus, branch network re-shaping, and product simplification. Cost management remains a key focus in the market, as banks seek to simplify their organisational and IT architectures while at the same time investing to ensure that they can meet customers’ evolving channel preferences. Customers have increasingly focused on the use of internet and mobile as sales and service channels for certain types of products. Therefore, competitive position and performance in the sector increasingly depends on the possession of user-friendly, diverse and efficient online solutions.

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

Commercial & Private Banking (comprising Commercial Banking, Private Banking and RBS International)

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

NatWest Markets

NatWest Markets (formerly CIB) focuses on the needs of large corporates operating in the UK and Western Europe as well as global financial institution customers. NatWest Markets provides financing and risk management for these customers, and trades with financial institutions and counterparties for distribution and market making. There are sales and trading operations in London, the US and Singapore and offices in a select number of countries. NatWest Markets therefore competes with large domestic banks, major international banks and a number of investment banks that offer such products in these regions.

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

Business review

Consolidated income statement for the year ended 31 December 2016

	2016	2015	2014
	£m	£m	£m
Interest receivable	11,258	11,925	13,079
Interest payable	(2,550)	(3,158)	(3,821)
Net interest income	8,708	8,767	9,258
Fees and commissions receivable	3,340	3,742	4,414
Fees and commissions payable	(805)	(809)	(875)
Income from trading activities	974	1,060	1,285
(Loss)/gain on redemption of own debt	(126)	(263)	20
Other operating income	499	426	1,048
Non-interest income	3,882	4,156	5,892
Total income	12,590	12,923	15,150
Staff costs	(5,124)	(5,726)	(5,757)
Premises and equipment	(1,388)	(1,827)	(2,081)
Other administrative expenses	(8,745)	(6,288)	(4,568)
Depreciation and amortisation	(778)	(1,180)	(930)
Write down of goodwill and other intangible assets	(159)	(1,332)	(523)
Operating expenses	(16,194)	(16,353)	(13,859)
(Loss)/profit before impairment (losses)/releases	(3,604)	(3,430)	1,291
Impairment (losses)/releases	(478)	727	1,352
Operating (loss)/profit before tax	(4,082)	(2,703)	2,643
Tax charge	(1,166)	(23)	(1,909)
(Loss)/profit from continuing operations	(5,248)	(2,726)	734
Profit/(loss) from discontinued operations, net of tax	—	1,541	(3,445)
Loss for the year	(5,248)	(1,185)	(2,711)

Attributable to:
Non-controlling interests	10	409	60
Preference shareholders	260	297	330
Paid-in equity holders	244	88	49
Dividend access share	1,193	—	320
Ordinary shareholders	(6,955)	(1,979)	(3,470)
	(5,248)	(1,185)	(2,711)

Key metrics and ratios

Net interest margin	2.18%	2.12%	2.13%
Cost:income ratio	129%	127%	91%
(Loss)/earnings per ordinary share from continuing operations (pence)
- basic	(59.5p)	(27.7p)	0.5p
Return on tangible equity (1)	(17.9%)	(4.7%)	(8.2%)

Note:

(1)    Tangible equity is equity attributable to ordinary shareholders less intangible assets.

Business review

Analysis of results
Net interest income
	2016	2015	2014
	£m	£m	£m
Interest receivable (1,2,3)	11,258	11,925	13,079
Interest payable (1,2,3)	(2,550)	(3,158)	(3,821)
Net interest income	8,708	8,767	9,258

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (4)	2.80	2.89	3.02
Cost of interest-bearing liabilities of the banking business	(0.95)	(1.14)	(1.26)
Interest spread of the banking business (5)	1.85	1.75	1.76
Benefit from interest-free funds	0.33	0.37	0.38
Net interest margin of the banking business (3,6)	2.18	2.12	2.14

Gross yield (4,7,8)
- Group	2.80	2.89	3.02
- UK	3.12	3.35	3.57
- Overseas	1.08	1.32	1.55
Interest spread (5,7,8)
- Group	1.85	1.75	1.76
- UK	2.17	2.24	2.34
- Overseas	0.03	—	0.15
Net interest margin (3,6,7,8)
- Group	2.18	2.12	2.14
- UK	2.45	2.49	2.53
- Overseas	0.73	0.87	1.08

The Royal Bank of Scotland plc base rate (average)	0.40	0.50	0.50
London inter-bank three month offered rates (average)
- Sterling	0.50	0.57	0.54
- Eurodollar	0.69	0.32	0.23
- Euro	(0.26)	(0.02)	0.21

Notes:

(1)    Interest receivable includes £290 million (2015 - £400 million; 2014 - £453 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(2)    Negative interest on loans and advances is classed as interest payable.

(3)    Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(4)    Gross yield is the interest earned on average interest-earning assets of the banking book.

(5)    Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(6)    Net interest margin is net interest income of the banking business as a percentage of interest-earning assets (IEA) of the banking business.

(7)    For the purpose of calculating gross yields and interest spread, interest receivable and interest payable have both been decreased by £76 million in respect of negative interest relating to financial assets that attracted negative interest.

(8)    The analysis into UK and overseas has been compiled on the basis of location of office.

Business review

2016 compared with 2015

Net interest income of £8,708 million reduced by £59 million compared with 2015 principally driven by a £126 million reduction in Capital Resolution, in line with the planned shrinkage of the balance sheet.

Net interest margin (NIM) was 2.18% for 2016, 6 basis points higher than 2015 as the benefit associated with reductions in low yielding ‘non-core’ assets has been partially offset by modest asset margin pressure and mix impacts across PBB (comprising the reportable segments UK PBB and Ulster Bank RoI) and CPB (comprising the reportable segments Commercial Banking, Private Banking and RBSI).

Average interest earning assets(1) across the combined PBB and CPB increased by 11% on 2015, compared with a 3% decline for RBS total, and represented 82% of total average interest earning assets (2015 - 72%). NIM across PBB and CPB was 2.31%, 13 basis points lower than 2015.

UK PBB NIM decreased by 17 basis points to 3.01% reflecting the impact of the overall portfolio mix being increasingly weighted towards secured lending and mortgage customers switching from standard variable rate (SVR) to lower rate products. During the second half of 2016 SVR balances stabilised at approximately 12% of mortgage balances.

Ulster Bank RoI NIM increased by 5 basis points to 1.62% driven by a continued reduction in the cost of deposits and a reduced volume of low yielding liquid assets, partly offset by reduced income on free funds.

Commercial Banking NIM fell by 12 basis points to 1.76% driven by asset margin pressure in a competitive market and low rate environment.

Private Banking NIM reduced by 9 basis points to 2.66% principally driven by asset margin pressure.

RBSI NIM fell by 12 basis points to 1.36% reflecting asset and liability margin pressures, partially offset by mitigating pricing actions.

Structural hedges of £123 billion generated a benefit of £1.3 billion through net interest income for the year. Around 73% of these hedges are part of a five year rolling hedge programme with around 27% as part of a ten year hedge) that will progressively roll-off over the coming years.

2015 compared with 2014

Net interest income declined by £491 million, or 5% to £8,767 million compared with £9,258 million, driven principally by a 46% reduction in Capital Resolution, down from £673 million to £365 million, in line with the planned shrinkage of the balance sheet.

Net interest margin (NIM) declined by 2 basis points to 2.12% reflecting new business volumes in core UK businesses, primarily mortgages remaining under competitive margin pressures combined with an increased portion of the book shifting toward lower margin secured assets. This was partly offset by deposit re-pricing and the planned run down of low margin assets in Capital Resolution.

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

Note:

(1) See table below for combined net interest income, average interest earning assets and NIM calculation.

Reportable segment	Net interest income		Average interest earning assets		NIM
	2016	2015	2016	2015	2016	2015
UK PBB	4,287	4,152	142,458	130,702	3.01%	3.18%
Ulster Bank RoI	409	365	25,193	23,232	1.62%	1.57%
Commercial Banking	2,143	1,997	121,677	106,429	1.76%	1.88%
Private banking	449	436	16,887	15,835	2.66%	2.75%
RBSI	303	303	22,254	20,518	1.36%	1.48%
PBB & CPB combined	7,591	7,253	328,469	296,716	2.31%	2.44%

Business review

Non-interest income
The following table reconciles adjusted non-interest income (a non-GAAP financial measure) to the statutory basis.

	2016	2015	2014
	£m	£m	£m
Fees and commissions receivable - statutory basis	3,340	3,742	4,414
Fees and commissions payable - statutory basis	(805)	(809)	(875)

Own credit adjustments (1)
- adjusted basis	180	309	(146)
- income from trading activities	(154)	(254)	40
- other non interest income	(26)	(55)	106
Statutory basis	—	—	—

Income from trading activities
- adjusted basis	820	806	1,325
- own credit adjustments	154	254	(40)
Statutory basis	974	1,060	1,285

(Loss)/gain on redemption of own debt - statutory basis	(126)	(263)	20

Strategic disposals (1)
- adjusted basis	164	(157)	191
- other operating income	(164)	157	(191)
Statutory basis	—	—	—

Other operating income
- adjusted basis	309	528	963
- own credit adjustments	26	55	(106)
- strategic disposals	164	(157)	191
Statutory basis	499	426	1,048

Total non-interest income - adjusted basis	3,882	4,156	5,892

Total non-interest income - statutory basis	3,882	4,156	5,892

Note:

(1)    Items reallocated to other income lines, not reconciling items.

Business review

2016 compared with 2015

Non-interest income was £3,882 million, a reduction of £274 million, or 7%, compared with 2015. Capital Resolution non-interest income reduced by £775 million reflecting planned asset disposal, including £572 million of disposal losses compared with £367 million in 2015, and a funding valuation adjustment of £170 million. In addition, we recognised a charge of £510 million for volatile items under IFRS compared with a £15 million gain in 2015. Partially offsetting, we reported a strategic disposal gain of £164 million, compared with a loss of £157 million in 2015, a loss on redemption of own debt of £126 million, compared with £263 million in 2015, an FX gain of £349 million following the significant weakening of sterling against the dollar and a £97 million foreign exchange reserve recycling gain.

Net fees and commissions decreased by £398 million, or 14%, compared with 2015 reflecting the planned Capital Resolution asset run-down, £168 million, a reduction in NatWest Markets, £175 million, and a £36 million reduction in UK PBB, driven by lower credit card interchange fees and increased cash back payments following the launch of the Rewards account.

Income from trading activities decreased by £86 million to £974 million including a £133 million decrease in Capital Resolution, own credit adjustments of £154 million (2015 - £254 million) and an increased charge for volatile items under IFRS, partially offset by an increase in NatWest Markets, £219 million.

Other operating income increased by £73 million principally reflecting a strategic disposal gain of £164 million, compared with a loss of £157 million in 2015 partially offset by planned asset disposals in Capital Resolution. Own credit adjustments represented a gain of £26 million compared with £55 million in 2015.

2015 compared with 2014

Non-interest income totalled £4,156 million, a decline of £1,736 million, or 29%, compared with £5,892 million in 2014, primarily driven by a reduction of £945 million in Capital Resolution as the business accelerated the planned shrinkage of the balance sheet, including disposal losses from the sale of several portfolios in the year. A movement of £530 million from volatile items under IFRS was recorded, which represented a gain of £15 million in 2015 compared with a charge of £501 million in 2014.

Net fees and commissions fell by £606 million, or 17%, to £2,933 million, compared with £3,539 million, principally from the reduced scale of activity in NatWest Markets (formerly CIB), run down of Capital Resolution and lower card interchange fees in UK PBB, down £59 million.

Income from trading activities declined by £225 million, or 18%, to £1,060 million compared with £1,285 million, due to the reduced scale and resources in NatWest Markets (formerly CIB) and the continued planned reduction of the Capital Resolution business and the impact of disposal losses partially offset by a gain on own credit adjustments of £254 million compared with a charge of £40 million in 2014.

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

Other operating income reduced by £622 million, or 59%, to £426 million compared with £1,048 million, principally due to the reduced scale of NatWest Markets (formerly CIB) together with the run down of Capital Resolution and the impact of disposal losses. A loss of £67 million on the disposal of available-for-sale securities in Treasury was recorded compared with a gain of £149 million in 2014. Own credit adjustments represented a gain of £55 million compared with a charge of £106 million in 2014.

Business review

Operating expenses

The following table reconciles adjusted operating expenses (a non-GAAP financial measure) to the statutory basis.

	2016	2015	2014
	£m	£m	£m
Staff costs
- adjusted basis (1)	4,482	4,896	5,376
- restructuring costs	642	830	381
Statutory basis	5,124	5,726	5,757

Premises and equipment
- adjusted basis (1)	1,297	1,483	1,812
- restructuring costs	91	344	269
Statutory basis	1,388	1,827	2,081

Other administrative expenses
- adjusted basis (1)	1,619	2,124	2,120
- litigation and conduct costs	5,868	3,568	2,194
- restructuring costs	1,258	596	254
Statutory basis	8,745	6,288	4,568

Restructuring costs (2)
- adjusted basis	2,106	2,931	1,154
- staff expenses	(642)	(830)	(381)
- premises and equipment	(91)	(344)	(269)
- other administrative expenses	(1,258)	(596)	(254)
- Depreciation and amortisation	(73)	(402)	(3)
- write down of other intangible assets	(42)	(759)	(247)

Statutory basis	—	—	—

Litigation and conduct costs (2)
- adjusted basis	5,868	3,568	2,194
- other administrative expenses	(5,868)	(3,568)	(2,194)
Statutory basis	—	—	—

Administrative expenses - adjusted basis	15,372	15,002	12,656
Administrative expenses - statutory	15,257	13,841	12,406

Depreciation and amortisation
- adjusted basis (1)	705	778	927
- restructuring costs	73	402	3
Statutory basis	778	1,180	930

Write down of goodwill (2)
- adjusted basis	—	498	130
- Write down of goodwill	—	(498)	(130)
Statutory basis	—	—	—

Write down of other intangible assets
- adjusted basis (1)	117	75	146
- write down of other intangible assets	(117)	(75)	(146)
Statutory basis	—	—	—

Write-down of other goodwill and other intangible assets
- adjusted basis (1)	—	—	—
- write down of goodwill	—	498	130
- write off of intangible assets	117	75	146
- restructuring costs	42	759	247
Statutory basis	159	1,332	523

Operating expenses - adjusted basis	16,194	16,353	13,859
Operating expenses - statutory basis	16,194	16,353	13,859

Notes:

(1)    Adjusted basis is calculated as operating expenses before restructuring costs, and litigation and conduct costs.

(2)    Items reallocated to other expense lines, not reconciling items.

Business review

2016 compared with 2015

Operating expenses of £16,194 million were £159 million, or 1%, lower than 2015 reflecting a £1,136 million, or 12%, reduction in adjusted operating expenses which excludes a £825 million, or 28%, reduction in restructuring costs. In addition, 2015 included a £498 million write down of goodwill relating to Private Banking. Partially offsetting the above, litigation and conduct costs increased by £2,300 million.

Adjusted operating expenses (which exclude restructuring costs £2,106 million (2015 - £2,931 million), litigation and conduction costs £5,868 million (2015 - £3,568 million), and write down of goodwill in 2015 of £498 million) reduced by £1,136 million, or 12%, compared with 2015 to £8,220 million. Excluding expenses associated with Williams & Glyn £393 million (2015 -£359 million), write down of intangibles £117 million (2015 -£75 million) and a £227 million VAT recovery, expenses reduced by £985 million, or 11%, in excess of our £800 million target. RBS has achieved a cumulative cost reduction of £3.1 billion across 2014 – 2016.

Staff costs of £5,124 million were £602 million, or 11%, lower than 2015 underpinned by a 13,700, or 15%, reduction in FTEs and a reduction in restructuring costs of £188 million, or 23% to £642 million.

Restructuring costs were £2,106 million for 2016, compared with £2,931 million in 2015, and included a £750 million provision in respect of the 17 February 2017 update on RBS’s remaining State Aid obligation regarding Williams & Glyn. In addition, £706 million of the remaining restructuring costs relate to Williams & Glyn, including £146 million of termination costs associated with the decision to discontinue the programme to create a cloned banking platform.

Litigation and conduct costs of £5,868 million included; a £3,107 million provision in relation to various investigations and litigation matters relating to RBS’s issuance and underwriting of residential mortgage-backed securities (RMBS), £601 million of additional PPI provisions, a £400 million provision in respect of the FCA review of RBS’s treatment of SMEs, an additional £169 million charge in respect of the settlement with the National Credit Union Administration Board to resolve two outstanding  RMBS lawsuits in the United States relating to residential mortgage backed securities, a £172 million provision in Ulster Bank RoI, principally in respect of remediation and programme costs associated with an industry wide examination of tracker mortgages, and a provision in respect of the UK 2008 rights issue shareholder litigation.

2015 compared with 2014

Total operating expenses of £16,353 million included significantly higher litigation and conduct costs of £3,568 million (2014 - £2,194 million), restructuring costs of £2,931 million (2014 - £1,154 million) and a goodwill impairment of £498 million attributed to Private Banking (2014 - £130 million in Capital Resolution).

Adjusted operating expenses which excludes litigation and conduct costs of £3,568 million (2014 - £2,194 million), restructuring costs of £2,931 million (2014 - £1,154 million) and a write-down of goodwill of £498 million (2014 - £130 million) fell by £1,025 million, 10% to £9,356 million compared with £10,381 million. Excluding expenses associated with Williams & Glyn (2015 - £261 million; 2014 - £232 million) and the benefit of lower intangible asset write offs (2015 - £75 million; 2014 - £146 million), operating expenses reduced by £983 million, exceeding the revised 2015 cost saving target of over £900 million.

Staff costs were 1% lower totalling £5,726 million compared with £5,757 million, with the reductions as a result of lower headcount in NatWest Markets and Capital Resolution offset by increases in restructuring costs to £830 million as the transformation of the bank accelerated, particularly in NatWest Markets.

Restructuring costs totalled £2,931 million compared with £1,154 million in 2014, as the transformation of the bank accelerated, particularly re-engineering the NatWest Markets business. This is in line with prior guidance for total restructuring costs of c.£5 billion from 2015 to 2019. NatWest Markets restructuring costs totalled £524 million, including software and property write downs. Capital Resolution restructuring costs were much higher totalling £1,307 million as the business continues its planned rundown. Williams & Glyn separation costs totalled £630 million. Private Banking also recorded a £91 million asset write down related to software.

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

Business review

Analysis of results continued
Impairment losses
	2016	2015	2014
	£m	£m	£m
New impairment losses/(releases)	587	(552)	(1,250)
Less: recoveries of amounts previously written-off	(109)	(175)	(102)
Losses/(releases) to income statement	478	(727)	(1,352)

Comprising:
Loan impairment losses/(releases)	537	(853)	(1,364)
Securities	(59)	126	12
Losses/(releases) to income statement	478	(727)	(1,352)

2016 compared with 2015

A net impairment loss of £478 million, 15 basis points of gross customer loans, compared with a net impairment release of £727 million in 2015.

Capital Resolution reported a net impairment loss of £253 million in 2016 compared with a release of £725 million in 2015. The loss for the year included a charge of £424 million in respect of the shipping portfolio reflecting difficult conditions in some parts of the sector.

Commercial Banking net impairment loss of £206 million was £137 million higher than 2015 principally reflecting a single name charge in respect of the oil and gas portfolio.

UK PBB reported a net impairment loss of £83 million compared with a net release of £7 million in 2015.

Ulster Bank RoI reported a net impairment release of £113 million (€138 million) compared with £141 million (€194 million) in 2015. The 2016 impairment release included a write back associated with the sale of a portfolio of loans. REIL remained stable at £3.5 billion in 2016 due to the strengthening of the euro but in euro terms reduced by €0.6 billion driven by the portfolio sale, partially offset by a widening of the definition of loans which are considered to be impaired.

REIL reduced by £1,847 million during 2016 to £10,310 million reflecting Capital Resolution run-down and a portfolio sale in Ulster Bank RoI partially offset by an increase in the shipping portfolio, foreign exchange movements and the implementation of a revised mortgage methodology in Ulster Bank RoI. REIL represented 3.1% of gross customer loans compared with 3.9% at 31 December 2015. Provision coverage was 43% compared with 59% at 31 December 2015, with the reduction largely driven by Ulster Bank RoI and Capital Resolution.

Excluding Ulster Bank RoI and Capital Resolution, REIL represented 1.5% of gross customer loans, compared with 2.0% at end 2015, and provision coverage was 54% compared with 56% in 2015.

2015 compared with 2014

Net impairment releases of £727 million were 46% lower compared with net impairment releases of £1,352 million in 2014. Although releases were at lower levels than in 2014, credit quality remained stable, reflecting supportive economic conditions in UK and Ireland with continued elevated recoveries in certain businesses.

Capital Resolution recorded net releases of £725 million, compared with £1,307 million in 2014, with disposal activity continuing. Ulster Bank RoI recorded net impairment releases of £141 million, down from £306 million in 2014, as economic conditions in Ireland continue to improve. UK PBB recorded a release of £7 million compared with a loss of £154 million, due to lower debt flows and increased releases and recoveries. Net impairment releases were also reported in NatWest Markets (formerly CIB), although at more modest levels.

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

Business review

Tax
	2016	2015	2014
	£m	£m	£m
Tax charge	(1,166)	(23)	(1,909)

UK corporation tax rate	20.00%	20.25%	21.50%

2016 compared with 2015

The tax charge for the year ended 31 December 2016 reflects the impact of the banking surcharge, non-deductible bank levy and conduct charges for which no tax relief has been recognised, a reduction in the carrying value and impact of UK tax rate changes on deferred tax balances, and the release of tax provisions that reflect the reduction of exposures in countries where RBS is ceasing operations.

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

Business review

Segment performance

UK Personal & Business Banking
Income statement	2016	2015	2014
	£m	£m	£m
Net interest income	4,287	4,152	4,221
Net fees and commissions	984	1,020	1,162
Other non-interest income	19	28	61
Non-interest income	1,003	1,048	1,223
Total income	5,290	5,200	5,444
Direct expenses
- staff costs	(690)	(801)	(824)
- other costs	(293)	(272)	(346)
Indirect expenses	(2,022)	(1,965)	(1,958)
Restructuring costs
- direct	(51)	(38)	(10)
- indirect	(136)	(129)	(101)
Litigation and conduct costs	(634)	(972)	(918)
Operating expenses	(3,826)	(4,177)	(4,157)
Operating profit before impairment (losses)/releases	1,464	1,023	1,287
Impairment (losses)/releases	(83)	7	(154)
Operating profit	1,381	1,030	1,133

Operating expenses - adjusted (1)	(3,005)	(3,038)	(3,128)

Operating profit - adjusted (1)	2,202	2,169	2,162

Analysis of income by product
Personal advances	845	747	842
Personal deposits	731	747	664
Mortgages	2,331	2,305	2,399
Cards	614	621	700
Business Banking	732	726	663
Other	37	54	176
Total income	5,290	5,200	5,444

Analysis of impairments by sector
Personal advances	84	69	128
Mortgages	(22)	4	(29)
Business Banking	(10)	(79)	46
Cards	31	10	75
Other	—	(11)	(66)
Total impairment losses/(releases)	83	(7)	154

Loan impairment charge/(release) as a % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Personal advances	1.4%	1.2%	2.0%
Business Banking	(0.2%)	(1.5%)	0.8%
Cards	0.8%	0.2%	1.6%
Other	—	(0.8%)	(4.4%)
Total	0.1%	—	0.1%

Performance ratios
Return on equity (2)	16.2%	11.7%	11.9%
Return on equity - adjusted (1,2)	26.8%	26.2%	23.7%
Net interest margin	3.01%	3.18%	3.32%
Cost:income ratio	72%	80%	76%
Cost:income ratio - adjusted (1)	57%	58%	57%

Notes:

(1)    Excluding restructuring costs and litigation and conduct costs.

(2)    Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

Business review

UK Personal & Business Banking continued
Capital and balance sheet	2016	2015	2014
	£bn	£bn	£bn
Loans and advances to customers (gross)
- personal advances	6.0	6.0	6.5
- mortgages	117.1	104.8	95.5
- business banking	6.4	5.3	5.9
- cards	3.9	4.1	4.7
- other	—	1.4	1.5
Total loans and advance to customers (gross)	133.4	121.6	114.1
Loan impairment provisions	(1.3)	(1.8)	(2.5)
Net loans and advances to customers	132.1	119.8	111.6

Total assets	155.6	143.9	137.8
Funded assets	155.6	143.9	137.8
Risk elements in lending	2.0	2.7	3.6
Provision coverage (1)	65%	69%	69%

Customer deposits
- personal current accounts	42.1	37.2	34.4
- personal savings	81.4	78.9	76.3
- business banking	22.3	19.6	19.5
- other	—	2.1	2.4
Total customer deposits	145.8	137.8	132.6
Assets under management (excluding deposits)	4.2	4.3	4.9
Loan:deposit ratio (excluding repos)	91%	87%	84%

Risk-weighted assets
Credit risk (non-counterparty)	24.8	25.4	29.0
- Operational risk	7.9	7.9	7.6
Total risk-weighted assets	32.7	33.3	36.6

Note:

(1)    Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

Serving our customers

The strategic goal of UK PBB is to become the number one personal and business bank for customer service, trust and advocacy in the UK. As part of our culture change, the removal of frontline incentives has been matched by a reinvestment in our people, both in terms of their fixed pay and their capability, including over seven thousand frontline employees completing their Professional Banking Certificate by the end of 2016. Our values have been reinforced by the huge organisational commitment to our customer focused leadership programme, ‘Determined to Lead’, and a simple but powerful set of service excellence behaviours. Along with our continued investment in technology, this has helped us deliver strong growth in key areas whilst at the same time making our business simpler and more efficient.

Gross new mortgage lending of £29.8 billion was 29% higher than 2015. Across 2016, our market share of new mortgages was approximately 12%, supporting a growth in stock share to 8.8% from 8.2% at 31 December 2015.  Mortgage processing time has reduced by 40 minutes through increased automation and 42%of existing customers in 2016 re-mortgaged on-line in a matter of minutes. In addition, the introduction of electronic signatures has reduced the mortgage switching documentation process from 7 days to less than 2 days. NatWest was awarded Best Bank for Mortgages and Best First Time Buyer Mortgage Lender with NatWest Intermediary Solutions awarded the industry leading 5 star service award.

Gross new business lending to small and medium-sized enterprises of £1.6 billion was up 43% compared with 2015, supported by our business loan application process reducing from 11 days to less than 24 hours on average. Our new business banking ‘Online Account Opening’ service allows start up business customers to submit an application online in just ten minutes and get a sort code and account number in under an hour. RBS was awarded a Moneyfacts 5 star rating for Business Banking accounts.

Personal unsecured loan gross new lending of £2.3 billion was up 24% versus 2015 supported by the launch of functionality for a customer to apply via the mobile app. Over 2016, the personal loan mobile application process has been significantly simplified making it even easier for our customers.

The Reward account continued to show positive momentum and now has 1,149,000 fee-paying customers compared with 202,000 at 31 December 2015. We have seen positive evidence of increased levels of engagement, with overall current account attrition levels falling by 7% in the year. This is particularly evident across our Private and Premium customer, with attrition 12% lower. We continue to embed the product across our population of valuable main bank customers.

We continued to make better use of our digital channels to make it simpler to serve our customers and easier for them to do business with us. We now have 4.2 million customers regularly using our mobile app, 19% higher than the end of 2015, and around 60% of our personal customers used a digital channel within the last 90 days. In 2016, we more than doubled the number of customers who purchased a product through our mobile channel compared with 2015. NatWest customers can now apply for personal loans, credit cards and overdrafts via the mobile app, facilitating approximately 8% of total applications. Advocacy amongst our active mobile customers increased significantly over 2016 with NatWest mobile NPS at an all time high of +52.

The additional choice, flexibility and convenience provided to customers has, in turn, given our colleagues more time to focus on helping over 750,000 of our customers with a Financial Health Check, discussing the benefits of the Reward current account, and guiding them through more complex financial goals and ambitions such as buying a home.

In addition to our digital channels UK PBB continues to provide multiple physical channels for serving customers, including access to a network of c.11,500 Post Office branches and 39 mobile banking vans alongside our existing network of 1,315 branches and 4,437 ATMs.

Business review

2016 compared with 2015

Operating profit was £1,381 million, compared with £1,030 million in 2015, and included a £634 million litigation and conduct charge, principally in respect of additional PPI provisions. Adjusted operating profit, which excludes restructuring costs of £187 million (2015 - £167 million) and litigation and conduct costs of £634 million (2015 - £972 million), of £2,202 million was £33 million, or 2%, higher than 2015 principally reflecting increased net interest income combined with lower costs, partially offset by a higher impairment charge.

Total income of £5,290 million increased by £90 million, or 2%, compared with 2015, despite the lower rate environment depressing earnings on current accounts and the impact of regulatory changes impacting interchange fees. Net interest income was robust, increasing by £135 million, or 3%, reflecting continued strong asset growth combined with the active repricing of our deposit book. This more than offset the impact of lower current account hedge returns and lower mortgage margins. Net interest margin declined by 17 basis points to 3.01% reflecting the change in the overall portfolio mix and reduced mortgage margins. During the second half of 2016 mortgage SVR balances stabilised at approximately 12%, broadly in line with historical levels.

Non-interest income reduced by £45 million, or 4%, principally reflecting lower credit card interchange fees, following regulatory changes introduced in 2015. In addition, cash back payments on the Reward account have impacted fee income, however, we have seen increased levels of customer engagement. Partially offsetting, we recognised a £19 million debt sale gain in 2016.

Operating expenses decreased £351 million, or 8%, to £3,826 million. Adjusted operating expenses, which exclude restructuring costs of £187 million (2015 - £167 million) and litigation and conduct costs of £634 million (2015 - £972 million), decreased by £33 million, or 1%, to £3,005 million. Direct staff costs were £111 million, or 14%, lower driven by an 18% reduction in headcount reflecting the continued movement to digital channels, exiting of business lines with returns below required levels and some centralisation of administrative activities. This was partially offset by additional investment costs of £102 million, including one-off intangible asset write-downs of £56 million in 2016, together with a £21 million increase in regulatory charges.

The net impairment charge of £83 million reflects continued benign credit conditions and compared with a £7 million release in 2015, with the increase principally reflecting reduced portfolio provision releases. The default driven charge was 13% lower than 2015 with REIL 26% lower and provision coverage remaining strong at 65%.

Net loans and advances of £132.1 billion increased by £12.3 billion, or 10%, compared with 2015 principally driven by mortgage growth of 12%. We continue to see positive momentum across business and personal unsecured lending, up by 6%, excluding transfers(1), and 7% respectively.

Business review

UK Personal & Business Banking continued

We continue to build on our strong mortgage market position with gross balances increasing by 12% to £117.1 billion compared with 3% growth for the overall mortgage market. Gross new lending in 2016 was £29.8 billion, representing a market share of approximately 12% compared with a stock share of approximately 8.8% at 31 December 2016, up from 8.2% in 2015. New business margins were stable over 2016 whilst margins on existing customers remortgaging have improved. Gross new business lending to small and medium-sized enterprises of £1.6 billion was up 43% compared with 2015. Personal loan gross new lending of £2.3 billion was up 24% supported by the launch of functionality for a customer to apply via the mobile app combined with improvements to customer experience. We have continued to take a cautionary risk approach to personal unsecured lending. As a result, personal unsecured cards and overdrafts balances have decreased by £0.3 billion, or 5%, compared with 2015, and margins have widened.

Deposit balances performed strongly, increasing by £8.0 billion, or 6%, to £145.8 billion driven by 13% growth in personal current account balances. Personal savings balances increased 3% despite repricing activity.

RWAs decreased by £0.6 billion, or 2%, to £32.7 billion due to asset mix benefits and overall improved credit quality, largely reflecting the current benign credit conditions, partly offset by increased lending.

2015 compared with 2014

UK PBB recorded an operating profit of £1,030 million in 2015, a reduction of 9% or £103 million from 2014. This was primarily driven by lower non-interest income combined with increased restructuring costs and litigation and conduct costs. This was partially offset by a small net impairment release compared to a prior year charge. Adjusted operating profit which excludes restructuring costs of £167 million (2014 - £111 million) and litigation and conduct costs of £972 million (2014 - £918 million) was £2,169 million compared to £2,162 million and return on equity of 11.7% were broadly flat compared to prior year.

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

Non-interest income was £1,048 million, a reduction of 14% compared with the prior year as interchange fees on credit and debit cards declined £59 million, combined with reduced advice income. Operating expenses were £4,177 million, remaining broadly stable against 2014. Litigation and conduct costs increased 6% due to customer redress provisions, primarily relating to PPI, to £972 million, whilst higher restructuring costs were up £56 million, to £167 million. This was principally offset by a reduction in staff and other costs. Adjusted operating expenses which excludes restructuring costs of £167 million (2014 - £111 million) and litigation and conduct costs of £972 million (2014 - £918 million) totalled £3,038 million (2014 - £3,128 million), 3% lower than 2014.

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

Note:

(1)   The business transfers included: net loans and advances to customers of £0.8 billion as at 31 December 2016.

Business review

Ulster Bank RoI
Income statement	2016	2015	2014	2016	2015	2014
	€m	€m	€m	£m	£m	£m
Net interest income	501	503	579	409	365	467
Net fees and commissions	100	116	116	82	85	93
Other non-interest income	100	139	54	82	100	44
Own credit adjustments	3	—	—	3	—	—
Non-interest income	203	255	170	167	185	137
Total income	704	758	749	576	550	604
Direct expenses
- staff costs	(252)	(220)	(203)	(207)	(160)	(164)
- other costs	(68)	(116)	(104)	(55)	(85)	(83)
Indirect expenses	(239)	(251)	(224)	(195)	(182)	(180)
Restructuring costs
- direct	(46)	(17)	10	(38)	(12)	8
- indirect	(2)	(4)	(26)	(2)	(3)	(21)
Litigation and conduct costs	(211)	18	24	(172)	13	19
Operating expenses	(818)	(590)	(523)	(669)	(429)	(421)
Operating (loss)/profit before impairment releases	(114)	168	226	(93)	121	183
Impairment releases	138	194	380	113	141	306
Operating profit	24	362	606	20	262	489

Total income - adjusted (1)	701	758	749	573	550	604

Operating expenses - adjusted (2)	(559)	(587)	(531)	(457)	(427)	(427)

Operating profit - adjusted (1,2)	280	365	598	229	264	483

Average exchange rate - €/£				1.224	1.377	1.241

Analysis of income by business
Corporate	215	202	230	176	147	185
Retail	479	443	361	392	321	291
Other	10	113	158	8	82	128
Total income	704	758	749	576	550	604

Analysis of impairments by sector
Mortgages	35	(100)	(212)	29	(73)	(171)
Commercial real estate
- investment	(30)	7	(10)	(24)	5	(7)
- development	(25)	—	(3)	(20)	(1)	(3)
Other lending	(118)	(101)	(155)	(98)	(72)	(125)
Total impairment releases	(138)	(194)	(380)	(113)	(141)	(306)

Loan impairment charge/(release) as a % of gross customer
loans and advances (excluding reverse repurchase
agreements) by sector
Mortgages	0.2%	(0.5%)	(1.1%)	0.2%	(0.5%)	(1.1%)
Commercial real estate
- investment	(3.8%)	0.8%	(0.8%)	(3.4%)	0.7%	(0.7%)
- development	(8.3%)	—	(1.0%)	(10.0%)	(0.5%)	(1.0%)
Other lending	(2.6%)	(1.9%)	(3.0%)	(2.5%)	(1.8%)	(3.2%)
Total	(0.6%)	(0.8%)	(1.4%)	(0.6%)	(0.8%)	(1.5%)
Performance ratios
Return on equity (3)	0.7%	10.6%	18.6%	0.7%	10.6%	18.6%
Return on equity - adjusted (1,2,3)	8.4%	10.6%	18.4%	8.4%	10.6%	18.4%
Net interest margin	1.62%	1.57%	1.92%	1.62%	1.57%	1.92%
Cost:income ratio	116%	78%	70%	116%	78%	70%
Cost:income ratio - adjusted (1,2)	80%	78%	71%	80%	78%	71%

Notes:

(1)    Excluding own credit adjustments.

(2)    Excluding restructuring costs and litigation and conduct costs.

(3)    Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAes, assuming 15% tax rate.

Business review

Ulster Bank RoI continued
Capital and balance sheet	2016	2015	2014	2016	2015	2014
	€bn	€bn	€bn	£bn	£bn	£bn
Loans and advances to customers (gross)
Mortgages	17.9	18.8	19.6	15.3	13.8	15.3
Commercial real estate
- investment	0.8	0.9	1.3	0.7	0.7	1.0
- development	0.3	0.3	0.3	0.2	0.2	0.3
Other lending	4.5	5.3	5.2	3.9	3.9	3.9
Total loans and advances to customers (gross)	23.5	25.3	26.4	20.1	18.6	20.5
Loan impairment provisions
- mortgages	(1.1)	(1.4)	(1.8)	(0.9)	(1.1)	(1.4)
- commercial real estate
- investment	—	(0.2)	(0.2)	—	(0.1)	(0.1)
- development	—	(0.1)	(0.1)	—	(0.1)	(0.1)
Other lending	(0.3)	(0.9)	(1.0)	(0.3)	(0.6)	(0.8)
Total loan impairment provisions	(1.4)	(2.6)	(3.1)	(1.2)	(1.9)	(2.4)
Net loans and advances to customers	22.1	22.7	23.3	18.9	16.7	18.1
Total assets	28.2	29.0	28.9	24.1	21.3	22.5
Funded assets	28.0	28.8	28.7	24.0	21.2	22.4
Risk elements in lending
- mortgages	3.7	3.5	4.2	3.1	2.6	3.3
- Commercial real estate
- investment	—	0.2	0.3	—	0.2	0.2
- development	—	0.1	0.2	—	0.1	0.1
- other lending	0.4	0.9	0.9	0.4	0.6	0.8
Total risk elements in lending	4.1	4.7	5.6	3.5	3.5	4.4
Provision coverage (1)	34%	55%	55%	34%	55%	55%

Customer deposits	18.8	17.8	18.9	16.1	13.1	14.7
Loan:deposit ratio (excluding repos)	117%	127%	124%	117%	127%	124%

Risk-weighted assets
- Credit risk
- non-counterparty	19.7	24.6	26.1	16.9	18.1	20.3
- counterparty	0.1	0.1	0.1	0.1	0.1	0.1
- Operational risk	1.3	1.7	1.8	1.1	1.2	1.4
Total risk-weighted assets	21.1	26.4	28.0	18.1	19.4	21.8

Spot exchange rate - €/£				1.168	1.362	1.285

Note:

(1)    Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

Ulster Bank RoI continued

Serving our customers

Ulster Bank RoI continued to strengthen and reshape its balance sheet in 2016, whilst also delivering a number of positive changes to the customer proposition.

The completion of a sale of £1.5 billion (€1.8 billion) of largely underperforming loans in Q4 2016 has served to strengthen and de-risk the balance sheet, building a strong foundation for future growth.

Gross new lending of £2.2 billion (€2.5 billion in euro terms) increased 31% in 2016 supported by investment in the mortgage and asset and invoice finance businesses combined with a revitalisation of the Ulster Bank brand 2016 was a strong year for mortgage lending with gross new lending of £0.9 billion (€1.0 billion in euro terms), an increase of 48%, on the prior year, contributing to an increase in market share of new lending. Performance in personal lending was also positive, growing 44%, while commercial lending increased 19% year on year.

Further strategic investments were made to our digital platform and award winning mobile app in 2016 including product applications for loans, credit cards and overdrafts and clearer transaction detail. Our market leading ‘Get Cash’ facility is used over 2,000 times a week ensuring customers are never without access to cash. Continued developments in the mobile platform supported a 22% increase in active users of the mobile app in 2016 reflecting the growing customer preference for banking services through this channel.

Ulster Bank RoI continued to make progress on its cost saving programme supported by process automation and an acceleration of digital adoption balanced with investments to support business growth in opportunities.

Ulster Bank RoI became the first major bank in the Republic of Ireland to pay a dividend since the financial crisis.

Significant movements of the euro relative to sterling during 2016 and 2015 had a material impact on Ulster Bank RoI’s financial comparison with 2015 and 2014.

2016 compared with 2015

Operating profit decreased by £242 million (€338 million) to £20 million (€24 million) compared with 2015 primarily due to an increase in litigation and conduct costs of £185 million (€229 million) and a £28 million (€56 million) reduction in net impairment releases. Adjusted operating profit of £229 million (€280 million), which excludes own credit adjustments of £3 million (€3 million) (2015 – nil), restructuring costs of £40 million (€48 million) (2015 - £15 million (€21 million)) and litigation and conduct costs of £172 million (€211 million) (2015 – recoveries of £13 million (€18 million)), was £35 million, or 13% (€85 million or 23% in euro terms), lower than prior year. Excluding the impact of the strengthening euro, the decrease in adjusted operating profit was driven by a reduction in adjusted operating expenses which was more than offset by the non recurrence of certain income benefits in 2015 and lower impairment releases.

Net interest income increased £44 million to £409 million compared with 2015 due to the strengthening of the euro but net interest income was stable year on year in euro terms. Net interest margin increased by 5 basis points to 1.62%, compared with 2015, driven by a continued reduction in the cost of deposits and a reduced volume of low yielding liquid assets, partly offset by reduced income on free funds.

Non-interest income decreased by £18 million, or 10% (€52 million or 20% in euro terms), principally reflecting a £24 million (€33 million) gain realised on the closure of a foreign exchange exposure in 2015 and a £11 million (€13 million) interim adjustment to the pricing of FX transactions between Ulster Bank RoI and NatWest Markets in 2016, pending completion of a detailed pricing review.

Operating expenses increased £240 million, or 56%, to £669 million (€228 million, or 39%, to €818 million). Adjusted operating expenses, which excludes restructuring costs of £40 million (€48 million) (2015 - £15 million (€21 million)) and litigation and conduct costs of £172 million (€211 million) (2015 – recoveries of £13 million (€18 millions)), increased £30 million, or 7%, to £457 million due to the strengthening of the euro but reduced by €28 million in euro terms, or 5%, to €559 million reflecting a combination of progress made on cost saving initiatives, the non recurrence of certain costs in 2015 and accrual releases in 2016.

A realignment of costs within direct expenses contributed to an increase in staff costs in 2016 with an offsetting reduction in other costs. This reflects the reallocation of 660 staff from UK PBB to align with current management responsibilities following the separation of the Northern Ireland and Republic of Ireland businesses. Excluding the reallocation from UK PBB and staff supporting the tracker mortgage examination and asset disposal programmes, headcount decreased by 9% year on year.

Business review

Ulster Bank RoI continued

Litigation and conduct costs of £172 million (€211 million) principally reflects a provision for remediation and programme costs associated with an industry wide examination of tracker mortgages. Restructuring costs increased by £25 million (€27 million) to £40 million (€48 million), primarily driven by costs associated with asset disposal activity.

A net impairment release of £113 million (€138 million) comprised write-backs associated with asset disposals and benefited from improved macroeconomic conditions.

Risk elements in lending remained stable at £3.5 billion in 2016 due to the strengthening of the euro but in euro terms the sale of a portfolio of loans contributed to a €0.6 billion, or 13%, reduction in 2016 to €4.1 billion. This was partially offset by a widening of the definition of loans which are considered to be impaired to include multiple forbearance arrangements and probationary mortgages. The provision coverage ratio reduced from 55% in 2015 to 34% in 2016 largely reflecting a further de-risking of the balance sheet following recent asset sales of largely non-performing loans.

Gross new lending increased 31% in 2016, net loans and advances increased £2.2 billion due to the strengthening of the euro but decreased €0.6 billion, or 3%, as new lending was offset by asset disposals and repayments. The low yielding tracker mortgage portfolio increased by £0.6 billion or 7% including the impact of the euro exchange rate movement (decreased €1.0 billion or 9% in euro terms), to £9.2 billion (€10.8 billion) at 31 December 2016 supported by repayments and asset disposals.

RWAs reduced by £1.3 billion or 7% (€5.3 billion or 20% in euro terms) during 2016 to £18.1 billion (€21.1 billion) driven by the sale of a portfolio of loans combined with adjustments to the mortgage modelling approach and an improvement in the macro economic environment. RWAs on the tracker mortgage portfolio reduced by £1.5 billion, or 19% (€3.3 billion or 31% in euro terms), during 2016 to £6.3 billion (€7.4 billion).

Loan:deposit ratio decreased 10 percentage points to 117% in 2016, this was supported by a £3.0 billion (€1.0 billion) growth in deposits.

2015 compared with 2014

Ulster Bank RoI recorded an operating profit of £262 million (€362 million) compared with an operating profit of £489 million (€606 million) in 2014, with the decline primarily due to considerably lower net impairment releases in 2015. Adjusted operating profit, which excludes restructuring costs of £15 million (€21 million) (2014 - £13 million (€16 million)) and litigation and conduct recoveries of £13 million (€18 million) (2014 – recoveries of £19 million (€24 million)), was £264 million (€365 million), a decrease of £219 million (€233 million) from 2014. Return on equity was 10.6%, down from 18.6% in 2014.

Total income was £550 million, a decrease of 9% from the prior year reflecting the weakening of the euro during 2015. In euro terms total income of €758 million increased €9 million or 1% compared with prior year due to a continued improvement in deposit pricing in line with market trends, combined with benefits, including a gain on the sale of a buy-to-let portfolio of £12 million (€17 million) and the closure of a foreign exchange exposure of £24 million (€33 million). These benefits were largely offset by reduced income on free funds.

Net interest margin (NIM) was 1.57%, a decrease of 35 basis points from 2014, primarily driven by reduced income on free funds and an increased drag from liquidity management requirements. NIM continues to reflect a sizeable drag from the low yielding tracker mortgage book.

Operating expenses increased by £8 million (€67 million) from £421 million (€523 million) to £429 million (€590 million), reflecting an increase in pension servicing costs, totalling £22 million (€30 million). Cost savings delivered through a further reduction in both employee numbers and the property footprint, as well as the weakening of euro (an impact of £41 million), were somewhat offset by further investment in the business and operational infrastructure.

Net impairment releases reduced by £165 million (€186 million) to £141 million (€194 million), and although at lower levels, continued to reflect the improving economic conditions and the benefits of proactive debt management.

Gross new mortgage lending increased 53% to £0.5 billion (€0.7 billion in euro terms) whilst gross new lending to commercial customers increased 65% to £1.1 billion (€1.5 billion in euro terms). Strong new lending volumes across the business in 2015 were offset by high levels of customer repayments and the sale of a £0.3 billion (€0.4 billion) buy-to-let mortgage portfolio. Net loans and advances to customers decreased £1.4 billion (€0.6 billion) to £16.7 billion (€22.7 billion), £1 billion of which related to exchange rate movements. The low yielding tracker mortgage portfolio balances reduced from £9.9 billion (€12.7 billion) in 2014 to £8.7 billion (€11.8 billion), but continues to make up a significant part of the overall mortgage book.

RWAs reduced 11% (6% in euro terms) from £21.8 billion (€28.0 billion) to £19.4 billion (€26.4 billion) due to improved credit metrics and the impact of a weakening euro an impact of £1.2 billion, while RWA intensity reduced by 2 percentage points to 104%. RWAs on the tracker mortgage portfolio reduced from £9.3 billion (€12.0 billion) in 2014 to £7.8 billion (€10.6 billion).

Business review

Commercial Banking
	2016	2015	2014
Income statement	£m	£m	£m
Net interest income	2,143	1,997	1,976
Net fees and commissions	1,031	984	983
Other non-interest income	241	273	346
Non-interest income	1,272	1,257	1,329
Total income	3,415	3,254	3,305
Direct expenses
- staff costs	(522)	(483)	(495)
- operating lease costs	(141)	(141)	(141)
- other costs	(94)	(97)	(100)
Indirect expenses	(1,179)	(1,080)	(1,008)
Restructuring costs
- direct	(25)	(52)	(41)
- indirect	(83)	(17)	(67)
Litigation and conduct costs	(423)	(51)	(112)
Operating expenses	(2,467)	(1,921)	(1,964)
Operating profit before impairment losses	948	1,333	1,341
Impairment losses	(206)	(69)	(85)
Operating profit	742	1,264	1,256

Operating expenses - adjusted (1)	(1,936)	(1,801)	(1,744)

Operating profit - adjusted (1)	1,273	1,384	1,476

Analysis of income by business
Commercial lending	1,875	1,634	1,618
Deposits	474	477	375
Asset and invoice finance	712	710	740
Other	354	433	572
Total income	3,415	3,254	3,305

Analysis of impairments by sector
Commercial real estate	4	18	3
Asset and invoice finance	35	9	11
Private sector services (education, health, etc)	8	9	—
Banks & financial institutions	2	—	2
Wholesale and retail trade repairs	15	3	17
Hotels and restaurants	27	(2)	7
Manufacturing	3	1	9
Construction	18	6	11
Other	94	25	25
Total impairment losses	206	69	85

Loan impairment charge as a % of gross customer loans and advances by sector
Commercial real estate	—	0.1%	—
Asset and invoice finance	0.2%	0.1%	0.1%
Private sector services (education, health, etc)	0.1%	0.1%	—
Wholesale and retail trade repairs	0.2%	—	0.3%
Hotels and restaurants	0.7%	(0.1%)	0.2%
Manufacturing	—	—	0.2%
Construction	0.8%	0.3%	0.6%
Other	0.3%	0.1%	0.1%
Total	0.2%	0.1%	0.1%

Note:

(1)    Excluding restructuring costs and litigation and conduct costs.

Business review

Commercial Banking continued

Performance ratios	2016	2015	2014
Return on equity (1)	4.1%	9.8%	10.2%
Return on equity - adjusted (1,2)	8.4%	10.9%	12.2%
Net interest margin	1.76%	1.88%	1.91%
Cost:income ratio	72%	59%	59%
Cost:income ratio - adjusted (2)	57%	55%	53%

Capital and balance sheet	£bn	£bn	£bn
Loans and advances to customers (gross)
- Commercial real estate	16.9	16.7	16.6
- Asset and invoice finance	14.1	14.4	14.2
- Private sector services (education, health, etc)	6.9	6.7	6.8
- Banks & financial institutions	8.9	7.1	5.5
- Wholesale and retail trade repairs	8.4	7.5	6.8
- Hotels and restaurants	3.7	3.3	3.3
- Manufacturing	6.6	5.3	3.9
- Construction	2.1	2.1	2.0
- Other	33.3	28.9	26.7
Total loan and advances to customers (gross)	100.9	92.0	85.8
Loan impairment provisions	(0.8)	(0.7)	(0.9)
Net loans and advances to customers	100.1	91.3	84.9

Total assets	150.5	133.5	127.9
Funded assets	150.5	133.5	127.9
Risk elements in lending	1.9	1.9	2.4
Provision coverage (3)	43%	39%	39%

Customer deposits (excluding repos)	97.9	88.9	84.9
Loan:deposit ratio (excluding repos)	102%	103%	100%
Risk-weighted assets
- Credit risk (non-counterparty)	72.0	65.3	55.8
- Operational risk	6.5	7.0	7.4
Total risk-weighted assets	78.5	72.3	63.2

Notes:

(1)    Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAes, assuming 28% tax rate.

(2)    Excluding restructuring costs and litigation and conduct costs.

(3)    Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

Serving our customers

Commercial Banking continued to support the UK and Western Europe business community with lending growth of £8.8 billion, 10% higher compared with 2015, across a variety of sectors and exceeding market indicators.

A continuing focus on end to end business performance aimed at improving customer service, trust and advocacy continues to show signs of success, reporting the largest, and only significant, year on year improvement in NPS amongst major UK banks.

Commercial Banking made progress towards improving customer experience by becoming easier and simpler to do business with through operational investment and process simplifications. Continued enhancements within the business contributed to commercial lending growth in 2016.

We continued to support UK business growth through the launch of 6 new business accelerator hubs in 2016, bringing the total to 12. In addition, NatWest launched a £1 billion lending fund to support small businesses.

We launched several innovative products for our customers. Firstly, Nift a new digital solution that helps encourage increased engagement and understanding of contracts by customers. Secondly, we are supporting business through ESME, an automated lending platform that enables eligible SMEs to borrow up to £150k, with capability to process and fund within an hour.

Our Lending Transformation Programme reached a major milestone with its latest systems upgrade, 79% of Commercial Banking customers can now be automatically assessed against our business appetite.

Nearly 80% of our commercial customers’ interaction with us is via digital channels, with around 270,000 payments processed every day.

Business review

Commercial Banking continued

2016 compared with 2015

Operating profit was £742 million compared with £1,264 million in 2015 and included a £423 million litigation and conduct charge, principally relating to a provision in respect of the FCA review of RBS’s treatment of SMEs. Adjusted operating profit, which excludes restructuring costs of £108 million (2015 - £69 million) and litigation and conduct costs of £423 million (2015 - £51 million) of £1,273 million, was £111 million, or 8%, lower than 2015, mainly reflecting increased impairments, partially offset by increased income.

Total income increased by £161 million to £3,415 million. Excluding the impact of transfers(1), a benefit of £218 million (2015 - £79 million), income increased by £21 million, or 1%, reflecting higher asset and deposit volumes. Net interest margin fell by 12 basis points to 1.76% driven by asset margin pressure in a competitive market and low rate environment.

Operating expenses increased by £546 million to £2,467 million. Adjusted operating expenses, which exclude restructuring costs of £108 million (2015 - £69 million) and litigation and conduct costs of £423 million (2015 - £51 million), and excluding business transfers of £109 million (2015 - £25 million), increased by £51 million reflecting a £25 million intangible asset write-down and increased investment spend.

Net impairment losses increased by £137 million to £206 million primarily reflecting a single name charge taken in respect of the oil and gas portfolio.

Net loans and advances of £100.1 billion increased by £8.8 billion, or 10%, compared with 2015 reflecting increased borrowing across a number of sectors.

RWAs were £78.5 billion, an increase of £6.2 billion compared with 2015 reflecting asset growth partially offset by reduced RWA intensity.

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

Commercial Banking recorded an operating profit of £1,264 million, broadly in line with the prior year. Adjusted operating profit, which excludes restructuring costs of £69 million (2014 - £108 million) and litigation and conduct costs of £51 million (2014 - £112 million) was £1,384 million, a decrease of £92 million from 2014 due to a marginal fall in income reflecting margin pressure. Return on equity was broadly stable year on year.

Business review

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

Operating expenses totalled £1,921 million, a reduction of 2% from 2014, principally driven by tight control on discretionary costs and lower litigation and conduct costs, down 54% to £51 million, combined with restructuring costs falling 36% to £69 million. Adjusted operating expenses, which excludes restructuring costs of £69 million (2014 - £108 million) and litigation and conduct costs of £51 million (2014 - £112 million) were £1,801 million, an increase of £57 million, primarily as a result of a higher UK bank levy charge.

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

Note:

(1) The business transfers included impact of: total income of £218 million (2015 - £79 million;  2014 - nil); operating expenses of £109 million (2015 - £25 million; 2014 - nil); impairment losses of £50 million (2015 - £1 million releases; 2014 - nil); net loans and advances to customers of £6.2 billion (2015 - £5.0 billion; 2014 - nil); customer deposits of £0.4 billion (2015 and 2014 - nil); and RWAs of £9.3 billion (2015 - £8.4 billion; 2014 - nil).

Business review

Private Banking
Income statement	2016	2015	2014
	£m	£m	£m
Net interest income	449	436	454
Net fees and commissions	181	186	214
Other non-interest income	27	22	21
Non-interest income	208	208	235
Total income	657	644	689
Direct expenses
- staff costs	(154)	(176)	(178)
- other costs	(44)	(35)	(37)
Indirect expenses	(313)	(307)	(289)
Restructuring costs
- direct	(7)	(7)	(1)
- indirect	(30)	(66)	—
Litigation and conduct costs	(1)	(12)	(90)
Write down of goodwill	—	(498)	—
Operating expenses	(549)	(1,101)	(595)
Operating profit/(loss) before impairment releases/(losses)	108	(457)	94
Impairment releases/(losses)	3	(13)	5
Operating profit/(loss)	111	(470)	99

Operating expenses - adjusted (1)	(511)	(518)	(504)

Operating profit - adjusted (1)	149	113	190

Analysis of income by business
Investments	97	86	104
Banking	560	558	585
Total income	657	644	689

Performance ratios
Return on equity (2)	5.6%	(27.7%)	4.1%
Return on equity - adjusted (1,2)	7.8%	4.9%	9.1%
Net interest margin	2.66%	2.75%	2.89%
Cost:income ratio	84%	171%	86%
Cost:income ratio - adjusted (1)	78%	80%	73%

Capital and balance sheet	2016	2015	2014
	£bn	£bn	£bn
Loans and advances to customers (gross)
- Personal	2.3	2.7	2.6
- Mortgages	7.0	6.5	6.1
- Other	2.9	2.0	2.3
Total loans and advances to customers (gross)	12.2	11.2	11.0
Total assets	18.6	17.0	17.7
Funded assets	18.5	17.0	17.7
Assets under management (3)	17.0	13.9	13.8
Risk elements in lending	0.1	0.1	0.1
Provision coverage (4)	30%	28%	25%
Customer deposits (excluding repos)	26.6	23.1	22.3
Loan:deposit ratio (excluding repos)	46%	48%	49%
Risk-weighted assets
- Credit risk (non-counterparty)	7.5	7.6	7.6
- Market risk	—	—	0.1
- Operational risk	1.1	1.1	1.0
Total risk-weighted assets	8.6	8.7	8.7

Notes:

(1)    Excluding restructuring costs and litigation and conduct costs and write down of goodwill.

(2)    Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

(3)    Comprises assets under management, assets under custody and investment cash.

(4)    Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

Private Banking continued

Serving our customers

Private Banking has been through a period of transition and is now being repositioned to focus on its UK target customer base. The focus will be on creating deep and lasting relationships and implementing growth initiatives that will create long term sustainable returns. Significant progress has been made in rebuilding the business and it continues to drive forward with its goal of being the leading UK-based private bank and wealth manager, through a focus on supporting our customers and reducing complexity:

Continued support of UK customers with balance and AUM growth through an enhanced product proposition, including a range of execution only funds as well as the launch of an investment backed lending product and a market leading multi-currency debit card.

Private Banking Wealth Management globally orientated Tailored Portfolio Service is first quartile compared to peers over 1 & 3 years and Coutts Multi Asset funds continue to outperform peers in Defensive, Balanced and Growth strategies.

Coutts won the best private bank in the UK for the fifth year running, best private bank for philanthropy services and best initiative of the year in client facing technology at the Global Private Banking Awards, and was highly commended for innovation for its ‘Coutts Concierge Online’.

Significant progress made to refocus the business and invest for growth with a reduced office footprint, creation of a Jersey booking platform to support on-going customer base following the sale of International Private Banking, and a centralised investment management proposition. This has contributed to a significant improvement in NPS during 2016, from +9 at the start of the year to +18.

Launched Direct to Consumer (D2C) investment proposition, enabling customers to model investment options, target returns and complete transactions themselves.

Incorporated behavioural biometric technology to protect customers and reduce fraud, becoming the first UK bank to allow a client’s smart phone to act as the authentication device.

Launch of Coutts Concierge service, an industry first service which allows customers to manage restaurant bookings, purchase tickets, hotels and flights online, 24 hours a day.

Improved mortgage processing for clients with the creation of a mortgage specialist team focused on speeding up the lending process.

Our customers continue to benefit from the synergies between Commercial and Private Banking, with 1,100 referrals between Commercial and Private Banking in 2016.

Business review

2016 compared with 2015

An operating profit of £111 million compared with an operating loss of £470 million in 2015 which included a goodwill impairment of £498 million. Adjusted operating profit, which excludes restructuring costs of £37 million (2015 - £73 million), litigation and conduct costs of £1 million (2015 - £12 million) and write down of goodwill (2015 - £498 million) of £149 million was £36 million, or 32%, higher than 2015 reflecting increased income, lower operating expenses and lower impairments.

Total income increased by £13 million to £657 million primarily reflecting higher asset volumes. Net interest margin fell by 9 basis points to 2.66% reflecting asset margin pressures.

Operating expenses of £549 million were £552 million, or 50% lower than 2015. Adjusted operating expenses, which exclude restructuring costs of £37 million (2015 - £73 million), litigation and conduct costs of £1 million (2015 - £12 million) and write down of goodwill (2015 - £498 million) of £511 million were £7 million, or 1%, lower than 2015 driven by reductions in the direct cost base, with employee numbers down 10%, partially offset by increased infrastructure costs absorbed following the sale of the international business.

Net loans and advances of £12.2 billion increased by £1.0 billion compared with 2015 driven by mortgages. Assets under management of £17.0 billion were £3.1 billion higher compared with 2015 reflecting underlying growth and equity index inflation. In addition, investment cash balances were included in assets under management for the first time in Q3 2016, excluding this, growth was £2.0 billion.

2015 compared with 2014

Private Banking recorded an operating loss of £470 million compared with an operating profit of £99 million in 2014. A goodwill impairment charge of £498 million attributed to the business drove this loss. Adjusted operating profit, which excludes restructuring costs of £73 million (2014 - £1 million), litigation and conduct costs of £12 million (2014 - £90 million) and write down of goodwill of £498 million (2014 - nil) was £113 million in 2015, a fall of £77 million from 2014 reflecting lower income and higher net impairment losses.

Total income was £644 million, a reduction of £45 million from 2014. Net interest income was £436 million, down 4% primarily due to lower net interest margin. Non-interest income totalled £208 million, a decrease of 11% driven by lower investment and transactional income as the business adjusted pricing to reflect a more competitive market.

Operating expenses totalled £1,101 million, an increase of £506 million, driven by a £498 million goodwill impairment charge, and considerably higher restructuring costs of £73 million which includes a share of an asset write down related to software of £91 million, and lower litigation and conduct costs of £12 million. Adjusted operating expenses, which exclude restructuring costs of £73 million (2014 - £1 million), litigation and conduct costs of £12 million (2014 - £90 million) and write down of goodwill of £498 million (2014 - nil) were £518 million, up 3%, with reductions in the direct cost base offset by a higher UK bank levy charge.

Net impairment losses totalled £13 million, compared with a release of £5 million, due to higher individual and latent charges.

Despite challenging market conditions, assets under management and net loans and advances to customers were broadly stable compared with the prior year.

Business review

RBS International
Income statement	2016	2015	2014
	£m	£m	£m
Net interest income	303	303	323
Net fees and commissions	50	40	43
Other non-interest income	21	24	25
Non-interest income	71	64	68
Total income	374	367	391
Direct expenses
- staff costs	(45)	(42)	(44)
- other costs	(17)	(16)	(15)
Indirect expenses	(107)	(98)	(94)
Restructuring costs
- direct	(2)	—	(2)
- indirect	(3)	(4)	(5)
Operating expenses	(174)	(160)	(160)
Operating profit before impairment (loss)/releases	200	207	231
Impairment (loss)/releases	(10)	—	7
Operating profit	190	207	238

Operating expenses - adjusted (1)	(169)	(156)	(153)

Operating profit - adjusted (1)	195	211	245

Performance ratios
Return on equity (2)	13.8%	18.5%	24.2%
Return on equity - adjusted (1,2)	14.2%	18.9%	24.9%
Net interest margin	1.36%	1.48%	1.65%
Cost:income ratio	47%	44%	41%
Cost:income ratio - adjusted (1)	45%	43%	39%

Capital and balance sheet	2016	2015	2014
	£bn	£bn	£bn
Loans and advances to customers (gross)
- Corporate	6.2	4.5	4.5
- Mortgages	2.6	2.5	2.6
- Other	—	0.4	0.2
Total loans and advances to customers (gross)	8.8	7.4	7.3
Loan impairment provisions	—	(0.1)	(0.1)
Net loans and advances to customers	8.8	7.3	7.2
Total assets	23.4	23.1	23.4
Funded assets	23.4	23.1	23.4
Risk elements in lending	0.1	0.1	0.2
Provision coverage (3)	35%	34%	27%
Customer deposits	25.2	21.3	20.8
Loan:deposit ratio (excluding repos)	35%	35%	35%
Risk-weighted assets
- Credit risk - non-counterparty	8.8	7.6	6.8
- Operational risk	0.7	0.7	0.7
Total risk-weighted assets	9.5	8.3	7.5

Notes:

(1)    Excluding restructuring costs.

(2)    Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12% of the monthly average of segmental RWAes, assuming 10% tax rate.

(3)    Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

RBS International continued

Serving our customers

RBS International (RBSI) continues to focus on supporting retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man, Gibraltar and Luxembourg by leveraging a strong multi-currency banking platform combined with a comprehensive product suite:

Continued to support personal and non-personal businesses with lending growth of 21% during 2016. Meeting customer needs, through improved end to end customer experience, has resulted in Funds sector growth of £0.7 billion and gross new mortgage lending of £0.5 billion.

The business is the market leader in the Isle of Man and has top three market positions in Guernsey and Jersey. It has established strong customer advocacy, with broadly no change in NPS in the past year, despite an ongoing customer remediation programme.

Licencing remains on track as we received our banking licence to operate in Luxembourg, and the application to open a London branch has been submitted with technical build underway thus providing the foundations for growth while supporting the legal entity transfers as part of the Group’s ring-fencing programme.

We’ve made it easier for our customers to do their banking with us through investment in our multi-currency banking platform for Funds, Intermediaries and Corporate customer and transforming our branches.

2016 compared with 2015

Operating profit decreased by £17 million to £190 million principally reflecting increased impairment losses and operating expenses. Adjusted operating profit, which excludes restructuring costs of £5 million (2015 - £4 million), was £195 million, £16 million lower than 2015.

Total income increased by £7 million to £374 million primarily reflecting higher asset volumes. Net interest margin fell by 12 basis points to 1.36% reflecting asset margin pressures.

Operating expenses of £174 million were £14 million, or 9% higher than 2015. Adjusted operating expenses, which exclude restructuring costs of £5 million (2015 - £4 million), were £169 million, £13 million, or 8%, higher than 2015, reflecting a number of one-off charges.

A net impairment loss of £10 million was reported in 2016.

Net loans and advances of £8.8 billion increased by £1.5 billion compared with 2015 reflecting balance draw-downs in the corporate lending portfolio, mainly within the Funds sector.

Customer deposits of £25.2 billion grew by £3.9 billion compared with 2015 principally reflecting the transfer of the Luxembourg branch into RBSI from Capital Resolution during Q2 2016.

RWAs were £9.5 billion, an increase of £1.2 billion compared with 2015 reflecting asset growth.

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

RWAs increased by £0.8 billion to £8.3 billion as a result of a change in business mix and foreign exchange movements.

Business review

NatWest Markets
Income statement	2016	2015	2014
	£m	£m	£m
Net interest income from banking activities	104	87	(11)
Net fees and commissions	43	218	408
Income from trading activities	1,372	1,153	1,386
Own credit adjustments	53	120	(9)
Other operating income	2	(51)	157
Non-interest income	1,470	1,440	1,942
Total income	1,574	1,527	1,931
Direct expenses
- staff costs	(256)	(348)	(446)
- other costs	(35)	(122)	(190)
Indirect expenses	(1,029)	(997)	(1,080)
Restructuring costs
- direct	(19)	(44)	(13)
- indirect	(93)	(480)	(89)
Litigation and conduct costs	(528)	(378)	(832)
Operating expenses	(1,960)	(2,369)	(2,650)
Operating loss before impairment releases	(386)	(842)	(719)
Impairment releases	—	5	9
Operating loss	(386)	(837)	(710)

Total income - adjusted (1)	1,521	1,407	1,940

Operating expenses - adjusted (2)	(1,320)	(1,467)	(1,716)

Operating profit/(loss) - adjusted (1,2)	201	(55)	233

Analysis of income by product
Rates	868	725	883
Currencies	551	390	551
Financing	246	273	515
Other	(144)	(79)	(232)
Total excluding own credit adjustments	1,521	1,309	1,717
Own credit adjustments	53	120	(9)
Businesses transferred to Commercial Banking	—	98	223
Total income	1,574	1,527	1,931

Performance ratios
Return on equity (3)	(6.6%)	(11.1%)	(7.9%)
Return on equity - adjusted (1,2,3)	1.1%	(2.0%)	1.3%
Net interest margin	0.84%	0.53%	(0.07%)
Cost:income ratio	125%	155%	137%
Cost:income ratio - adjusted (1,2)	87%	104%	88%

Notes:

(1)    Excluding own credit adjustments.

(2)    Excluding restructuring costs and litigation and conduct costs.

(3)    Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

Business review

NatWest Markets continued
Capital and balance sheet	2016	2015	2014
	£bn	£bn	£bn
Loans and advances to customers (gross, excluding reverse repos)	17.4	16.1	26.5
Loans and advances to banks (excluding reverse repos) (1)	3.3	5.7	2.5
Reverse repos	38.6	38.6	45.9
Securities	22.0	23.7	43.7
Cash and eligible bills	13.4	14.3	10.4
Other	6.2	4.9	8.7

Total assets	240.0	215.3	276.2
Funded assets	100.9	103.3	137.7

Customer deposits (excluding repos)	8.4	5.7	11.8
Bank deposits (excluding repos)	9.8	6.7	10.8
Repos	27.3	35.2	52.8
Debt securities in issue	5.4	3.3	4.9
Loan:deposit ratio (excluding repos)	208%	284%	226%

Risk-weighted assets
- Credit risk
- non-counterparty	5.5	5.0	10.3
- counterparty	14.1	11.3	12.5
- Market risk	11.6	13.8	15.4
- Operational risk	4.0	3.0	3.7
Total risk-weighted assets	35.2	33.1	41.9

Note:

(1)    Excludes disposal groups.

Business review

NatWest Markets continued

Serving our customers

NatWest Markets provides financing and risk management solutions and is built around three product lines: Rates, Currencies and Financing. NatWest Markets puts its customers at the centre of the way it does business.

The NatWest Markets brand was introduced on 5 December 2016. The new brand is an important step towards our ambition to become #1 for customers.

NatWest Markets started a multi-year transformation in February 2015 and real progress is being made towards building a technology-led business with ongoing investment to improve efficiency and reduce costs while sustaining a well-controlled end-to-end model. The business’s progress against its transformation plan is already being recognised externally:

•         for Gilts by Market Share – EMEA FIs (Source: Greenwich Associates, European Fixed Income 2016 - Government Bonds)

•         for GBP Options, GBP Inflation and GBP 2Y – 10Y IRS (Source: Total Derivatives Dealer Rankings 2016)

•         Best bank for FX post-trade services (FX Week Best Bank Awards 2016)

•         for all European Issuers in the private placement market (Source: Dealogic Private Placement Review, Full Year 2016)

•         Best for putting corporate client’s interest before the bank’s (Source: Global Capital Bond Awards 2016)

•         NatWest Markets gained or held share in every Rates & FX product category for EMEA and the Americas (Source: Coalition Client Analytics Top 500 FI Wallets: G10 Foreign Exchange, G10 Rates)

2016 compared with 2015

An operating loss of £386 million compared with an operating loss of £837 million in 2015 and included litigation and conduct costs of £528 million. The increase was driven by lower operating expenses and increased income. Adjusted operating profit, which excludes own credit adjustments of £53 million (2015 - £120 million), restructuring costs of £112 million (2015 - £524 million) and litigation and conduct costs of £528 million (2015 - £378 million) was £201 million compared with a loss of £55 million in 2015.

Total income increased by £47 million to £1,574 million. Excluding the impact of transfers, £98 million in 2015 and own credit adjustments of £53 million (2015 - £120 million) income increased by £212 million, or 16%, to £1,521 million. The increase was driven by Rates and Currencies, reflecting sustained customer activity throughout the year and favourable market conditions following the EU referendum and subsequent central bank actions.

Operating expenses decreased from £2,369 million to £1,960 million in 2016, driven by lower restructuring costs and lower adjusted expenses. Excluding business transfers of £31 million in 2015, restructuring costs of £112 million (2015 - £524 million) and litigation and conduct costs of £528 million (2015 - £378 million) adjusted expenses reduced by £116 million, or 8% reflecting c.£250 million of cost reductions partially offset by higher investment spend.

NatWest Markets are currently in the middle of a substantial investment programme which will equip the franchise for new regulatory requirements and provide opportunity to reduce back office support costs. We expect that NatWest Markets adjusted operating expenses, which exclude restructuring costs and litigation and conduct costs will reduce by around £500 million over the next four years.

Total assets of £240.0 billion increased by £24.7 billion compared with 2015. An increase in derivative balances was partially offset by a decrease in funded assets of £2.4 billion compared with 2015 to £100.9 billion, as the business continues to work through re-shaping, despite the headwind from foreign exchange movements following the EU referendum and the substantial weakening of sterling.

RWAs increased by £2.1 billion compared with 2015 to £35.2 billion principally due to business movements and the impact of the weakening of sterling.

Business review

2015 compared with 2014

NatWest Markets (formerly CIB) reported an operating loss of £837 million in 2015, compared with an operating loss of £710 million in 2014. This included restructuring costs of £524 million and litigation and conduct costs of £378 million. The reduction was driven by lower income partially offset by the continued reduction in expenses, down £281 million, or 11%, to £2,369 million as the business continues to take costs out and move towards a more sustainable cost base.

Adjusted operating loss, which excludes a gain on own credit adjustments of £120 million (2014 - £9 million charge), restructuring costs of £524 million (2014 - £102 million) and litigation and conduct costs of £378 million (2014 - £832 million) was £55 million, compared with a profit of £233 million in 2014.

Total income declined by £404 million, or 21%, to £1,527 million in 2015. This includes £120 million relating to own credit adjustments and £98 million relating to the transfer of portfolio businesses to Commercial Banking. NatWest Markets income excluding own credit adjustments (2015 - £120 million; 2014 - £9 million charge), was £1,407 million, in line with previous guidance.

•         Rates income declined, reflecting the reduced scale and risk appetite of the business.

•         Currencies incurred losses when the Swiss Central Bank unexpectedly removed the Swiss Franc's peg to the Euro.

•         Financing was impacted by the strategically reduced corporate footprint especially in the US and by lower levels of EMEA investment grade issuance.

Operating expenses fell by £281 million, or 11%, to £2,369 million in 2015. This includes £31 million relating to the transfer of portfolio businesses to Commercial Banking. Expenses remaining in NatWest Markets were £2,338 million as the business reshaped, including a considerable reduction in headcount. Litigation and conduct costs fell by £454 million, or 55%, to £378 million, primarily relating to foreign exchange settlements in the US. This reduction was offset by an increase in restructuring costs of £422 million to £524 million, primarily relating to property and intangible asset write downs. Adjusted operating expenses, which exclude restructuring costs of £524 million (2014 - £102 million) and litigation and conduct costs of £378 million (£832 million) fell by £249 million or 15% to £1,467 million.

Total assets fell by £60.9 billion to £215.3 billion as the business continues to work through re-shaping, and included £17 billion (2014 - £20 billion) relating to the transfer to Treasury of the Short Term Markets business and £5 billion from the transfer of the UK and Western European corporate loan portfolios to Commercial Banking. Funded assets fell by £34.4 billion to £103.3 billion.

RWAs reduced by £8.8 billion to £33.1 billion compared with £41.9 billion, nearing the end-state target of c.£30 billion. The reduction was primarily driven by the transfer of the UK and Western European portfolio businesses to Commercial Banking.

Business review

Capital Resolution

Income statement	2016	2015	2014
	£m	£m	£m
Net interest income	239	365	673
Net fees and commissions	98	266	483
(Loss)/income from trading activities	(543)	(410)	401
Other operating income	(209)	181	271
Own credit adjustments	134	175	(36)
Strategic disposals	(81)	(38)	—
Non-interest income	(601)	174	1,119
Total income	(362)	539	1,792
Direct expenses
- staff costs	(102)	(296)	(444)
- other costs	(84)	(202)	(293)
Indirect expenses	(578)	(1,041)	(1,283)
Restructuring costs
- direct	(56)	(380)	(80)
- indirect	(22)	(927)	(105)
Litigation and conduct costs	(3,413)	(2,105)	(162)
Write down of goodwill	—	—	(130)
Operating expenses	(4,255)	(4,951)	(2,497)
Operating loss before impairment (losses)/releases	(4,617)	(4,412)	(705)
Impairment (losses)/releases	(253)	725	1,307
Operating (loss)/profit	(4,870)	(3,687)	602

Total income - adjusted (1)	(415)	402	1,828

Operating expenses - adjusted (2)	(764)	(1,539)	(2,020)

Operating (loss)/profit - adjusted (1,2)	(1,432)	(412)	1,115

Analysis of income by portfolio
APAC portfolio (3)	(6)	74	94
Americas portfolio	13	60	98
EMEA portfolio (4)	39	76	146
Legacy loan portfolio	(1)	129	416
Shipping	43	80	95
Markets	(171)	180	866
GTS	123	346	563
Other	36	(214)	(481)
Income excluding disposals and own credit adjustments	76	731	1,797
Disposal (losses)/profit	(572)	(367)	31
Own credit adjustments	134	175	(36)
Total income	(362)	539	1,792

Notes:

(1)    Excluding own credit adjustments and strategic disposals.

(2)    Excluding restructuring costs, litigation and conduct costs and write down of goodwill.

(3)    Asia-Pacific portfolio.

(4)    European, the Middle East and Africa portfolio.

Business review

Capital Resolution continued
	2016	2015	2014
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	13.6	25.9	64.0
Loan impairment provisions	(0.8)	(2.3)	(11.1)

Net loans and advances to customers	12.8	23.6	52.9

Net loans and advances to banks	4.6	7.1	14.5

Total assets	132.5	201.5	327.3
Funded assets	27.6	53.4	115.6
Risk elements in lending	2.3	3.4	15.6
Provision coverage (1)	35%	67%	71%

Customer deposits (excluding repos)	9.5	26.0	36.4
Bank deposits (excluding repos)	11.5	14.7	19.8
Repos	—	—	8.3
Debt securities in issue	1.3	4.3	9.3

Risk-weighted assets
- Credit risk
- non-counterparty	18.2	27.3	62.6
- counterparty	8.7	12.0	16.9
- Market risk	4.8	5.7	8.5
- Operational risk	2.8	4.0	7.1

Total risk-weighted assets	34.5	49.0	95.1

Analysis of RWAs by portfolio
APAC portfolio (2)	0.1	0.5	4.0
Americas portfolio	0.2	1.0	7.8
EMEA portfolio (3)	1.0	1.2	5.9
Legacy loan portfolio	1.4	3.7	10.5
Shipping	2.8	4.5	5.8
Markets	15.8	20.7	33.3
GTS	0.5	3.6	9.8
Alawwal Bank	7.9	6.9	5.9
Other	2.0	2.9	5.0
Total credit and market risk RWAs	31.7	45.0	88.0
Operational RWAs	2.8	4.0	7.1
Total RWAs	34.5	49.0	95.1

Notes:

(1)    Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

(2)    Asia-Pacific portfolio.

(3)    European, the Middle East and Africa portfolio.

Business review

Capital Resolution continued

Serving our customers

Capital Resolution continues to run down and dispose of non-strategic assets and remove risk from the balance sheet and good progress has been made in 2016 with RWAs falling by £14.5 billion to £34.5 billion. Key highlights include:

Completion of the sale of our Russia and Kazakhstan subsidiaries.

Significant balance sheet reduction in GTS with almost all customers exited by the end of 2016 with focus on managing the day to day customer exit journey, helping them re-bank and providing transition advice.

Significant Markets derivative mitigation sales and restructure activity.

2016 compared with 2015

RWAs decreased by £14.5 billion, or 30%, to £34.5 billion reflecting disposal activity partially offset by an increase due to the weakening of sterling. Since the end of 2014, RWAs have reduced by £60.6 billion, or 64%.

Total assets decreased by £69.0 billion to £132.5 billion. Funded assets decreased by £25.8 billion to £27.6 billion with the most significant reductions across Markets and GTS.

An operating loss of £4,870 million compared with a loss of £3,687 million in 2015 and included litigation and conduct costs of £3,413 million. The adjusted operating loss, which excludes restructuring costs of £78 million (2015 - £1,307 million) and litigation and conduct costs of £3,413 million (2015 - £2,105 million) was £1,432 million compared with £412 million in 2015.

Income disposal losses were £572 million, £205 million higher than 2015, and included £259 million in respect of the shipping portfolio. In addition, a funding valuation adjustment charge of £170 million was incurred in 2016.

Operating expenses decreased from £4,951 million to £4,255 million in 2016. Adjusted operating expenses, which exclude restructuring costs of £78 million (2015 - £1,307 million) and litigation and conduct costs of £3,413 million (2015 - £2,105 million) decreased by £775 million, or 50%, to £764 million, principally reflecting a 1,000 reduction in headcount.

A net impairment loss of £253 million compared with a net impairment release of £725 million in 2015 and principally comprised charges relating to a number of shipping assets (£424 million).

2015 compared with 2014

Capital Resolution RWAs reduced from £95.1 billion to £49.0 billion driven by significant reductions across a number of business areas, which primarily reflected disposals and repayments activity.

Capital Resolution made an operating loss of £3,687 million, including income related disposal losses of £367 million, restructuring costs of £1,307 million together with litigation and conduct costs of £2,105 million. Operating expenses increased by £2,454 million to £4,951 million, principally reflecting increases in litigation and conduct costs relating to additional provisions for mortgage-backed securities litigation in the United States. Adjusted operating expenses, which exclude restructuring costs of £1,307 million (2014 - £185 million) and litigation and conduct costs of £2,105 million (2014 - £162 million) were reduced by £481 million, or 24% to £1,539 million, principally reflecting a fall in headcount of approximately 1,100. Net impairment releases of £725 million were recorded, driven by the disposal strategy and favourable market and economic conditions.

Capital Resolution total assets fell by £125.8 billion to £201.5 billion, funded assets fell £62.2 billion to £53.4 billion, primarily due to loan portfolio disposals.

Business review

Williams & Glyn (1)
Income statement	2016	2015	2014
	£m	£m	£m
Net interest income	658	658	664
Net fees and commissions	163	160	170
Other non-interest income	16	15	18
Non-interest income	179	175	188
Total income	837	833	852
Direct expenses
- staff costs	(250)	(215)	(200)
- other costs	(59)	(52)	(36)
Indirect expenses	(84)	(92)	(94)
Restructuring costs
- direct	(57)	(28)	—
Operating expenses	(450)	(387)	(330)
Operating profit before impairment losses	387	446	522
Impairment losses	(42)	(15)	(55)
Operating profit	345	431	467

Operating expenses - adjusted (2)	(393)	(359)	(330)

Operating profit - adjusted (2)	402	459	467

Analysis of income by product
Retail	480	472	502
Commercial	357	361	350
Total income	837	833	852

Analysis of impairments by sector
Retail	28	16	48
Commercial	14	(1)	7
Total impairment losses	42	15	55

Loan impairment charge as a % of gross customer loans and advances
(excluding reverse repurchase agreements) by sector
Retail	0.2%	0.1%	0.4%
Commercial	0.2%	—	0.1%
Total	0.2%	0.1%	0.3%

Performance ratios
Net interest margin	2.71%	2.87%	2.93%
Cost:income ratio	54%	46%	39%
Cost:income ratio - adjusted (2)	47%	43%	39%

Notes:

(1)    Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity.

(2)    Excluding restructuring costs.

Business review

Williams & Glyn continued
Capital and balance sheet (1)	2016	2015	2014
	£bn	£bn	£bn
Loans and advances to customers (gross)
- Retail	12.3	11.6	11.3
- Commercial	8.5	8.7	8.6
Total loans and advance to customers (gross)	20.8	20.3	19.9
Loan impairment provisions	(0.2)	(0.3)	(0.4)
Net loans and advances to customers	20.6	20.0	19.5

Total assets	25.8	24.1	23.6
Funded assets	25.8	24.1	23.6
Risk elements in lending	0.4	0.5	0.6
Provision coverage (2)	65%	60%	61%

Customer deposits
- Retail	12.6	11.4	10.3
- Commercial	11.6	12.7	11.7
Total customer deposits	24.2	24.1	22.0

Loan:deposit ratio (excluding repos)	85%	83%	88%

Risk-weighted assets
- Credit risk (non-counterparty)	8.2	8.5	8.6
- Operational risk	1.4	1.4	1.5
Total risk-weighted assets	9.6	9.9	10.1

Notes:

(1)    Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity.

(2)    Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

Williams & Glyn continued

Serving our customers

This view of W&G, as it stands as a reportable segment within RBS Group, reflects the contribution made by W&G’s ongoing business to RBS, as distinct to the financial effects of any disposal transaction itself. These figures do not reflect the cost base, funding, liquidity and capital profile of W&G as a standalone bank and do not contain certain customer portfolios which are currently reported through other segments within RBS.

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and principally comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.

In 2016 both the retail and commercial businesses of W&G continued to perform well despite the competitive low interest rate environment. Gross new lending for mortgages increased by £0.2 billion, or 10%, to £2.1 billion while commercial remained resilient with gross new lending of £2.6 billion.

2016 compared with 2015

An operating profit of £345 million compared with £431 million in 2015. Adjusting operating profit, which excludes restructuring costs of £57 million (2015 - £28 million) was down £57 million to £402 million reflecting higher adjusted operating expenses (which exclude restructuring costs) and increased impairments.

Total income increased by £4 million to £837 million as the benefit of increased volumes was mainly offset by margin pressure from the impact of the competitive lending environment and a further reduction in interest rates. Net interest margin reduced by 16 basis points to 2.71%.

Operating expenses of £450 million increased by £63 million, or 16%, and included a £29 million increase in restructuring costs. Adjusted operating expenses, which exclude restructuring costs of £57 million (2015 - £28 million), increased by £34 million, or 9%, to £393 million reflecting activity undertaken in H1 to create a standalone bank, partially offset by the benefit of the commercial business restructuring which was announced in Q4 2015. Following the announcement to discontinue the programme to create a cloned banking platform, a further restructuring programme commenced in Q4 2016 resulting in an additional reduction in headcount.

Net impairment losses remained low at £42 million compared with a loss of £15 million in 2015. The 2015 charge benefited from a number of releases, totalling £28 million, in the commercial business.

Net loans and advances increased by £0.6 billion, or 3%, to £20.6 billion principally reflecting growth in mortgages of £0.4 billion, or 4%.

Customer deposits were broadly stable at £24.2 billion, a £1.2 billion increase in retail deposits was offset by a £1.1 billion reduction in commercial deposits.

2015 compared with 2014

Operating profit was £431 million, compared with a profit of £467 million in 2014. The reduction was principally driven by lower non-interest income and restructuring costs attributed to Commercial Banking, partly offset by a lower net impairment charge. Adjusted operating profit, which excludes restructuring costs of £28 million (2014 - nil) was down £8 million from £467 million to £459 million.

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

Operating expenses totalled £387 million, an increase of £57 million as the business continued to stand up the central functions and operations areas resulting in an increase in staff costs of 8% or £15 million, this further included a restructuring charge of £28 million in commercial banking.

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

RWAs fell £0.2 billion to £9.9 billion due to the better credit quality of the overall portfolio.

Business review

Central items and other
	2016	2015	2014
	£m	£m	£m
Central items not allocated	(1,615)	(903)	(931)

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

2016 compared with 2015

Central items not allocated represented a charge of £1,615 million in 2016, compared with a £903 million charge in 2015, and included restructuring costs of £1,482 million and litigation and conduct costs of £697 million. Restructuring costs included a £750 million provision in respect of the 17 February 2017 update on RBS’s remaining State Aid obligation regarding Williams & Glyn. Treasury funding costs were a charge of £94 million, compared with a gain of £169 million in 2015, and included a £510 million charge for volatile items under IFRS, due to reductions in long term interest rates, and a £349 million foreign exchange gain, principally associated with the weakening of sterling against the US dollar. In addition, there was a £126 million loss on redemption of own debt in 2016. These were partially offset by a VAT recovery of £227 million and a £246 million gain on the sale of the stake in VISA Europe.

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

Business review

Consolidated balance sheet as at 31 December 2016
	2016	2015
	£m	£m
Assets
Cash and balances at central banks	74,250	79,404
Net loans and advances to banks	17,278	18,361
Reverse repurchase agreements and stock borrowing	12,860	12,285
Loans and advances to banks	30,138	30,646
Net loans and advances to customers	323,023	306,334
Reverse repurchase agreements and stock borrowing	28,927	27,558
Loans and advances to customers	351,950	333,892
Debt securities subject to repurchase agreements	18,107	20,224
Other debt securities	54,415	61,873
Debt securities	72,522	82,097
Equity shares	703	1,361
Settlement balances	5,526	4,116
Derivatives	246,981	262,514
Intangible assets	6,480	6,537
Property, plant and equipment	4,590	4,482
Deferred tax	1,803	2,631
Prepayments, accrued income and other assets	3,700	4,242
Assets of disposal groups	13	3,486
Total assets	798,656	815,408

Liabilities
Bank deposits	33,317	28,030
Repurchase agreements and stock lending	5,239	10,266
Deposits by banks	38,556	38,296
Customers deposits	353,872	343,186
Repurchase agreements and stock lending	27,096	27,112
Customer accounts	380,968	370,298
Debt securities in issue	27,245	31,150
Settlement balances	3,645	3,390
Short positions	22,077	20,809
Derivatives	236,475	254,705
Provisions for liabilities and charges	12,836	7,366
Accruals and other liabilities	6,991	7,749
Retirement benefit liabilities	363	3,789
Deferred tax	662	882
Subordinated liabilities	19,419	19,847
Liabilities of disposal groups	15	2,980
Total liabilities	749,252	761,261

Non-controlling interests	795	716
Owners’ equity	48,609	53,431
Total equity	49,404	54,147
Total liabilities and equity	798,656	815,408

Business review

Commentary on consolidated balance sheet

2016 compared with 2015

Total assets of £798.7 billion as at 31 December 2016 were down £16.8 billion, 2%, compared with 31 December 2015. This was primarily driven by decreases in derivative assets, primarily reflecting Capital Resolution run-down, partly offset by loan growth in UK PBB and Commercial Banking.

Loans and advances to banks decreased by £0.5 billion, 2%, to £30.1 billion. Excluding reverse repurchase agreements and stock borrowing (‘reverse repos’), up £0.6 billion, 5%, to £12.9 billion, bank placings declined £1.1 billion, 6%, to £17.3 billion, mainly reflecting Capital Resolution run-down.

Loans and advances to customers increased £18.1 billion, 5%, to £352.0 billion. Within this, reverse repos were up £1.4 billion, 5%, to £28.9 billion. Customer lending increased by £16.7 billion, 5%, to £323.0 billion, or £14.0 billion to £327.5 billion before impairments. This reflected increases in UK PBB reflecting growth in mortgages, Commercial Banking which recorded strong new business volumes, partially offset by run-down and disposals in Capital Resolution.

Debt securities were down £9.6 billion, 12%, to £72.5 billion, mainly due to reductions in held-for-trading government and financial institution securities in RBS Treasury.

Equity shares decreased by £0.7 billion, 48%, to £0.7 billion, primarily due to the continuing risk reduction and run-down in Capital Resolution.

Movements in the value of derivative assets, down £15.5 billion, 6%, to £247.0 billion, and liabilities, down £18.2 billion, 7% to £236.5 billion, reflecting lower trading volumes of £34 million, partially offset by the impact of foreign exchange movements. Increases in trading activity in NatWest Markets of £15 billion was more than offset by disposals and run-off in Capital Resolution.

Assets and liabilities of disposal groups, decreased £3.5 billion to £13 million and £3.0 billion to £15 million respectively, primarily reflecting the sale of the international private banking business.

Deposits by banks increased by £0.3 billion, 1%, to £38.6 billion, with increases in inter-bank deposits, up £5.3 billion, 19%, to £33.3 billion, primarily driven by increases in NatWest Markets and RBS Treasury offset by reductions in Capital Resolution. Repurchase agreements and stock lending (‘repos’), decreased by £5.0 billion, 49%, to £5.2 billion, primarily driven by reductions in NatWest Markets.

Customer accounts increased £10.7 billion, 3%, to £381.0 billion. Within this, repos were stable at £27.1 billion. Excluding repos, customer deposits were up £10.7 billion, 3%, to £353.9 billion, primarily reflecting growth in UK PBB, Commercial Banking, and NatWest Markets offset by run-down in Capital Resolution.

Debt securities in issue decreased £3.9 billion, 13%, to £27.2 billion reflecting a decrease in Capital Resolution and RBS Treasury given the lower funding requirements of a reduced balance sheet.

Subordinated liabilities decreased by £0.4 billion, 2% to £19.4 billion, primarily as a result of the net decrease in dated and undated loan capital with redemptions of £0.9 billion and £2.6 billion respectively. This was offset by exchange rate movements and mark-to-market adjustments of £3.1 billion.

Owners’ equity decreased by £4.1 billion, 8%, to £49.4 billion, primarily driven by the £4.5 billion loss for the year.

Business review

Cash flow
	2016	2015	2014
	£m	£m	£m
Net cash flows from operating activities	(3,650)	918	(20,387)
Net cash flows from investing activities	(4,359)	(4,866)	6,609
Net cash flows from financing activities	(5,107)	(940)	(404)
Effects of exchange rate changes on cash and cash equivalents	8,094	576	909
Net decrease in cash and cash equivalents	(5,022)	(4,312)	(13,273)

2016

The major factors contributing to the net cash outflow from operating activities of £3,650 million were the elimination of foreign exchange differences £6,518 million, contribution to defined benefit schemes of £4,786 million, loans and advances written-off net of recoveries of £3,586 million, operating loss before tax of £4,082 million and other provisions utilised of £2,699 million. These were partially offset by inflows from an increase of £8,413 million in operating assets and liabilities, other provisions charged net of releases of £7,216 million, interest on subordinated liabilities of £845 million and depreciation and amortisation of £778 million.

Net cash outflows from investing activities of £4,359 million related to the net outflows from purchase and sale of securities of £3,008 million, the purchase of property, plant and equipment of £912 million and £886 million outflows from disposals, offset by net cash inflows from the sale of property, plant and equipment of £447 million.

Net cash outflows from financing activities of £5,107 million relate primarily to the redemption of subordinated liabilities of £3,606 million, redemption of equity preference shares of £1,160 million, the final payment to retire the Dividend Access Share of £1,193 million and interest paid on subordinated liabilities of £813 million. These outflows were partly offset by the inflow from the issuance of Additional Tier 1 capital notes of £2,046 million.

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

Net cash outflows from financing activities of £940 million relate primarily to the redemption of subordinated liabilities of £3,047 million, redemption of preference shares of £1,214 million and interest paid on subordinated liabilities of £975 million partly offset by the proceeds of non-controlling interests issued of £2,537 million and the issue of Additional Tier 1 capital notes of £2,012 million

2014

The major factors contributing to the net cash outflow from operating activities of £20,387 million were the decrease of £18,260 million in operating assets and liabilities, loans and advances written-off net of recoveries of £5,073 million, other provisions utilised of £3,528 million and the loss before tax of £564 million from continuing and discontinued operations. These were partially offset by the loss on reclassification to disposal groups of £3,994 million and other provisions charged net of releases of £2,711 million.

Net cash inflows from investing activities of £6,609 million related to the net inflows from sales and maturity of securities of £7,744 million and the sale of property, plant and equipment of £1,162 million, offset by net investments in business interests and intangible assets of £1,481 million and net cash outflows from the purchase of property, plant and equipment of £816 million.

Net cash outflows from financing activities of £404 million relate primarily to the redemption of subordinated liabilities of £3,480 million and interest paid on subordinated liabilities of £854 million partly offset by the issue of subordinated liabilities of £2,159 million and proceeds of non-controlling interests issued of £2,147 million.

Business review

Analysis of balance sheet pre and post disposal groups

In accordance with IFRS 5, assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures in the Capital and risk management section.

	2016			2015
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups	groups	sheet	groups (1)	groups
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	74,250	—	74,250	79,404	535	79,939
Net loans and advances to banks	17,278	13	17,291	18,361	642	19,003
Reverse repurchase agreements
and stock borrowing	12,860	—	12,860	12,285	67	12,352
Loans and advances to banks	30,138	13	30,151	30,646	709	31,355
Net loans and advances to customers	323,023	—	323,023	306,334	1,639	307,973
Reverse repurchase agreement and stock borrowing	28,927	—	28,927	27,558	—	27,558
Loans and advances to customers	351,950	—	351,950	333,892	1,639	335,531
Debt securities	72,522	—	72,522	82,097	419	82,516
Equity shares	703	—	703	1,361	24	1,385
Settlement balances	5,526	—	5,526	4,116	—	4,116
Derivatives	246,981	—	246,981	262,514	30	262,544
Intangible assets	6,480	—	6,480	6,537	—	6,537
Property, plant and equipment	4,590	—	4,590	4,482	19	4,501
Deferred tax	1,803	—	1,803	2,631	—	2,631
Prepayments, accrued income and other assets	3,700	—	3,700	4,242	111	4,353
Assets of disposal groups	13	(13)	—	3,486	(3,486)	—
Total assets	798,656	—	798,656	815,408	—	815,408

Liabilities
Bank deposits	33,317	—	33,317	28,030	32	28,062
Repurchase agreements and stock lending	5,239	—	5,239	10,266	—	10,266
Deposits by banks	38,556	—	38,556	38,296	32	38,328
Customer deposits	353,872	—	353,872	343,186	2,805	345,991
Repurchase agreements and stock lending	27,096	—	27,096	27,112	—	27,112
Customer accounts	380,968	—	380,968	370,298	2,805	373,103
Debt securities in issue	27,245	—	27,245	31,150	—	31,150
Settlement balances	3,645	—	3,645	3,390	7	3,397
Short positions	22,077	—	22,077	20,809	—	20,809
Derivatives	236,475	—	236,475	254,705	28	254,733
Provisions for liabilities and charges	12,836	—	12,836	7,366	—	7,366
Accruals and other liabilities	6,991	15	7,006	7,749	97	7,749
Retirement benefit liabilities	363	—	363	3,789	3	3,792
Deferred tax	662	—	662	882	8	890
Subordinated liabilities	19,419	—	19,419	19,847	—	19,847
Liabilities of disposal groups	15	(15)	—	2,980	(2,980)	—
Total liabilities	749,252	—	749,252	761,261	—	761,261

For the notes to this table refer to the following page.

Business review

	2016			2015
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups	groups	sheet	groups (1)	groups
	£m	£m	£m	£m	£m	£m
Selected financial data
Gross loans and advances to customers	327,478	—	327,478	313,452	1,659	315,111
Customer loan impairment provisions	(4,455)	—	(4,455)	(7,118)	(20)	(7,138)
Net loans and advances to customers (2)	323,023	—	323,023	306,334	1,639	307,973

Gross loans and advances to banks	17,278	13	17,291	18,362	642	19,004
Bank loan impairment provisions	—	—	—	(1)	—	(1)
Net loans and advances to banks (2)	17,278	13	17,291	18,361	642	19,003

Total loan impairment provisions	(4,455)	—	(4,455)	7,119	20	7,139

Customer REIL	10,310	—	10,310	12,136	20	12,156
Bank REIL	—	—	—	1	—	1
REIL	10,310	—	10,310	12,137	20	12,157

Gross unrealised gains on debt securities	1,431	—	1,431	876	4	880
Gross unrealised losses on debt securities	(198)	—	(198)	(140)	—	(140)

Notes:

(1)    Primarily international private banking.

(2)    Excludes reverse repos.

Business review   Capital and risk management

Presentation of information

Except as otherwise indicated by an asterisk (*), information in the Capital and risk management section (pages 218 to 374) is within the scope of the Report of Independent Registered Public Accounting Firm. Unless otherwise indicated, disclosures in this section include disposal groups in relevant exposures and measures. Refer to page 216 for the Analysis of the balance sheet pre and post disposal groups.

Business review   Capital and risk management

Risk overview*

Risk culture and appetite

Risk culture

A strong risk culture is essential if RBS is to achieve its ambition to build a truly customer-focused bank.

RBS has measured and benchmarked its risk culture across all functions and businesses. It has set a risk culture target, making risk simply part of the way that employees work and think.

Such a culture must be built on strong risk capabilities, with robust risk practices and appropriate risk behaviours embedded across the organisation.

To achieve this RBS is focusing on leaders as role models and taking actions to build clarity, develop capability and motivate employees to reach the required standards of risk culture behaviours including:

•         Taking personal accountability and proactively managing risk;

•         Respecting risk management and the part that it plays in daily work;

•         Understanding clearly the risks associated with individual roles;

•         Aligning decision-making to RBS’s risk appetite;

•         Considering risk in all actions and decisions;

•         Escalating risks and issues early;

•         Taking action to mitigate risks;

•         Learning from mistakes and near-misses;

•         Challenging others’ attitudes, ideas and actions; and

•         Reporting and communicating about risks transparently.

To embed and strengthen the required risk culture behaviours, a number of RBS-wide activities have been undertaken.

To support a consistent tone from the top, senior management frequently communicate the importance of the required risk behaviours through various channels, linking them to the achievement of good customer outcomes.

RBS’s target risk culture behaviours have been embedded into a statement of “Our Standards”, which are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. They act as a clear starting point for a strong and effective risk culture, as “Our Standards” are used for performance management, recruitment and selection and development.

In addition to embedding risk culture behaviours into performance management, in 2016 an objective aligned to RBS’ risk culture target was set for the Executive Committee and made integral to performance reviews.

RBS’s policies require that risk behaviour assessment is incorporated into performance assessment and compensation processes for enhanced governance staff.

To track progress towards RBS’s risk culture target a programme of assessment commenced in 2016.

*unaudited

Business review   Capital and risk management

Risk overview* continued

Risk-based key performance indicators

RBS-wide remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the UK Remuneration Code. For further information refer to page 101.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to RBS’s learning strategy.

RBS offers a wide range of risk learning, both technical and behavioural, across the risk disciplines. This training can be mandatory, role-specific or for personal development.

Mandatory learning for all staff is focused on keeping employees, customers and RBS safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

Code of Conduct

Aligned to RBS’s values is the Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes. They are also consistent with the people management and remuneration processes and support a positive and strong risk culture through appropriate incentive structures.

A simple decision-making guide (called the “YES check”) has been included in the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure RBS values guide day-to-day decisions:

•         Does what I am doing keep our customers and RBS safe and secure?

•         Would customers and colleagues say I am acting with integrity?

•         Am I happy with how this would be perceived on the outside?

•         Is what I am doing meeting the standards of conduct required?

•         In five years’ time would others see this as a good way to work?

Each of the five questions is a prompt to think about how the situation fits with RBS Group’s values. It ensures that employees can think through decisions that do not have a clear answer, and guides their judgements.

*unaudited

Business review   Capital and risk management

Risk overview* continued

If conduct falls short of RBS’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. The Group Performance and Remuneration Committee also considers risk performance and conduct when determining overall bonus pools. The Committee’s decisions on pay aim to reinforce the need for good behaviours by all employees.

Risk appetite

Risk capacity defines the maximum level of risk RBS can assume before breaching constraints determined by regulatory capital and liquidity needs, the operational environment, and from a conduct perspective. Articulating risk capacity is helpful in determining where risk appetite should be set, ensuring there is a buffer between internal risk appetite and RBS’s ultimate capacity to absorb losses.

Risk appetite defines the types of risk RBS is willing to accept, within risk capacity, in order to achieve strategic objectives and business plans. It links the goals and priorities to risk management in a way that guides and empowers staff to serve customers well and achieve financial targets.

Risk Appetite Framework

The Risk Appetite Framework bolsters effective risk management by promoting sound risk taking and ensuring emerging risk and risk taking activities are recognised, assessed, escalated and addressed in a timely manner.

The Board approves the Risk Appetite Framework annually.

Strategic risks

Strategic risks are the foundations on which RBS ensures it remains safe and sound while implementing its strategic business objectives. They are:

•         Capital adequacy;

•         Earnings volatility;

•         Funding and liquidity; and

•         Stakeholder confidence.

The Board sets risk appetite for strategic risks to help ensure RBS is well placed to meet its priorities and long-term targets even under challenging economic environments.

All other risk appetites for material risks (such as credit risk, market risk and operational risk) should align to strategic risks. Risk appetite for our strategic risks is tested using a variety of stress tests.

Risk appetite statements

Risk appetite is communicated across RBS through risk appetite statements. Each statement provides clarity on the scale and type of activities permitted, in a manner that is easily conveyed to staff. Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking.

The purpose of risk appetite statements is to strengthen understanding of acceptable levels of risk.

Risk appetite statements are established at an RBS-wide level for strategic risks and material risks, and at a franchise, function and legal entity level.

*unaudited

Business review   Capital and risk management

Risk overview* continued

The annual process of establishing risk appetite statements is completed alongside the business and financial planning process to ensure risk appetite remains appropriate given the levels of risk expected over the planning horizon.

The effective communication of risk appetite is essential in embedding appropriate risk-taking into RBS’s culture.

RBS frequently reviews its risk profile to ensure it remains within risk appetite and that management focus is brought to bear on all strategic risks, material risks and emerging risk issues. RBS has effective processes in place to report against risk appetite to the RBS Board and senior management.

Establishing risk appetite:

*unaudited

Business review   Capital and risk management

Risk overview* continued

Risk governance

Governance structure

The risk governance structure in 2016 and the main purposes of each of the committees are illustrated below.

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

First line of defence - Management and supervision

The first line of defence includes customer franchises, Technology and Operations and support functions such as Human Resources, Communications and Financial Management Information. Responsibilities include:

•         Owning, managing and supervising, within a defined risk appetite, the risks which exist in business areas and support functions.

•         Ensuring appropriate controls are in place to mitigate risk, balancing control, customer service and competitive advantage.

•         Ensuring that the culture of the business supports balanced risk decisions and compliance with policy, laws and regulations.

•         Ensuring that the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence - Oversight and control

The second line of defence in 2016 included RBS Risk Management and Conduct & Regulatory Affairs (refer below for further information), Legal, and the financial control aspects of Finance. Responsibilities include:

•         Working with the businesses and functions to develop the risk and control policies, limits and tools for the business to use in order to discharge its responsibilities.

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

•         Undertaking risk assurance (refer below for more information).

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

*unaudited

Business review   Capital and risk management

Risk overview* continued

Risk management structure

RBS’s management structure in 2016 and the main elements of each role are illustrated below.

*unaudited

Business review   Capital and risk management

Risk overview* continued

Notes:

(1)    RBS Risk Management

In 2016, the RBS Chief Risk Officer (CRO) led RBS Risk Management (since 1 January 2017 it has been known as Risk, Conduct & Restructuring). The CRO reported directly to the Chief Executive and had an indirect reporting line to the Chairman of the Board Risk Committee and had a right of access to the Committee’s chairman.

RBS Risk Management was a function independent of the franchises, structured by risk discipline to facilitate the effective management of risk.

Risk Management was organised into six functional areas: Credit Risk; Enterprise-Wide Risk; Risk Infrastructure; Operational Risk; Risk Assurance; and Market Risk. There were also directors of risk for each of the franchises and for Services.

The directors of risk functions were responsible for RBS-wide risk appetite and standards within their respective disciplines and reported to the CRO.

CROs were in place for certain jurisdictions and legal entities to meet local regulatory and governance requirements. The key CRO roles reported directly to the RBS CRO.

Risk committees in the customer businesses and key functional risk committees oversaw risk exposures arising from management and business activities and focused on ensuring that they were adequately monitored and controlled.

(2)    Conduct & Regulatory Affairs

In 2016, Conduct & Regulatory Affairs (C&RA) was led by the Chief Conduct & Regulatory Affairs Officer, who reported directly to the Chief Executive and had an indirect reporting line to the Board Risk Committee and a right of access to the committee’s chairman. C&RA was responsible for providing oversight of conduct risk and regulatory risk at RBS, and did so by setting RBS-wide policy and standards, providing advice to each customer business, and ensuring that the mitigating controls were suitable. C&RA also provided leadership of RBS’s relationships with its regulators.

The functional heads (the directors of Financial Crime, Advisory, Remediation, Compliance Services, and Regulatory Affairs) reported to the Chief Conduct & Regulatory Affairs Officer. Each was responsible, where appropriate, for the RBS-wide risk appetite and standards of their respective areas.

(3)    Plans to merge parts of the C&RA function with Risk Management were announced in December 2016. The changes, designed to take advantage of synergies across the risk, conduct and regulatory agendas, were effective from 1 January 2017. Regulatory Affairs moved to Corporate Governance & Secretariat, and Remediation and Complaints moved to Services Chief Operating Office.

*unaudited

Business review   Capital and risk management

Risk overview* continued

Risk Assurance

Risk Assurance is an independent second line of defence function which provides assurance to both internal and external stakeholders including the Board, senior management, risk functions, franchises, Internal Audit and regulators. Teams within Risk Assurance perform quality assurance on both credit and market risk activity, review key controls and manage model risk.

The remit of each team is summarised below.

Franchise Risk Assurance:  These teams focus on credit risk and market risk assurance in the customer-facing franchises. The teams undertake qualitative reviews which assess various aspects of risk as appropriate, including: the quality of risk portfolios; the accuracy of the Basel Input and related probability of default/loss given default classification, the quality of risk management practices, policy compliance and adherence to risk appetite. This includes testing the bank’s credit portfolios and market risk exposures to assist in early identification of emerging risks, as well as undertaking targeted reviews to examine specific concerns raised either by these teams or by their stakeholders.

Controls Assurance: This team tests the adequacy and effectiveness of key controls owned and operated by the Risk function (with a particular focus on credit risk and market risk controls). The team’s remit includes controls within the scope of Section 404 of the US Sarbanes-Oxley Act 2002. During 2016, the team’s scope extended to include testing of controls supporting risk data aggregation reporting to support compliance with Basel Committee on Banking Supervision (BCBS) 239.

Risk Assurance Committee

The Risk Assurance Committee (RAC) ensures a consistent
and fair approach to all aspects of the credit risk, market risk and control assurance review activities. The RAC also monitors and validates the ongoing programme of reviews and tracks the remediation of review actions. The credit and market risk assurance teams also attend relevant committees run by the customer franchises and other risk functions.

Model Risk

Model Risk Governance

Model Risk Governance is responsible for setting policy and providing a governance framework for all of RBS’s modelling processes. It is also responsible for defining and monitoring risk appetite in conjunction with model owners and model users, monitoring the model risk profile and reporting on the model population as well as escalating issues to senior management, through the Model Risk Forum, and the respective franchise and function risk committees.

Model Risk Management

Model Risk Management (MRM) performs independent model validation for material models where necessary. It works with individual businesses and functions to set appropriate model standards and monitor adherence to these, ensure that models are developed and implemented appropriately and that their operational environment is fit for purpose.

*unaudited

Business review   Capital and risk management

Risk overview* continued

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

MRM reviews may test and challenge the logic and conceptual soundness of the methodology, or the assumptions underlying a model. Reviews may also test whether or not all appropriate risks have been sufficiently captured as well as checking the accuracy and robustness of calculations.

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

MRM reassesses the appropriateness of approved risk models on a periodic basis according to the approved Periodic Review Policy. Each periodic review begins with an initial assessment. A decision is then made by an internal model governance committee with appropriate delegated authority. Based on the initial assessment, the committee will decide to re-ratify a model based on the initial assessment or to carry out additional work prior to making a decision. In the initial assessment, MRM assesses changes since the last approval along the following dimensions, as appropriate: change in size/composition of the portfolio, market changes, model performance, model changes, status of any outstanding issues and scheduled activities including work carried over from previous reviews.

MRM also monitors the performance of RBS’s portfolio of models to ensure that they appropriately capture underlying business rationale.

For specific information relating to market risk models and pricing models, refer to Model Validation in the Market Risk section.

Models used in Risk

RBS uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets. Other examples include the use of models to measure market risk exposures and calculate associated capital requirements, as well as for the valuation of positions. The models used for stress-testing purposes also play a key role in ensuring the bank holds sufficient capital, even in stressed market scenarios.

*unaudited

Business review   Capital and risk management

Capital risk*

Definition and sources

Capital consists of reserves and instruments issued that are available to the Group that have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible to count as capital.

Capital risk is the risk that the Group has insufficient capital and other loss absorbing debt  instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals.

Capital management is the process by which the Group manages its capital risk and is a key focus of its risk management activities.

The following disclosures in this section are audited: Capital resources.

Key developments in 2016

13.4% CET1 ratio

•         The CET1 ratio decreased by 210 basis points to 13.4% in 2016, reflecting lower CET1 capital partially offset by a reduction in RWAs.

•         Litigation and conduct costs of £5.9 billion in 2016 contributed to a significant reduction in the CET1 capital. Management actions to normalise the ownership structure and improve the long-term resilience of RBS also contributed to the reduction. These actions included the final Dividend Access Share payment of £1.2 billion and the impact of the accelerated pension payment of £4.2 billion.

•         RWAs decreased by £14.4 billion to £228.2 billion primarily as result of run down of Capital Resolution and the reduction in operational risk (£5.9 billion) partly offset by adverse exchange rate movements (£11.5 billion) as sterling weakened against all major currencies.

•         Tier 1 capital benefitted from the successful issuance of £2 billion of Additional Tier 1 (AT1) capital notes in August 2016. Total end-point Capital Requirements Regulation (CRR) compliant AT1 capital now stands at £4.0 billion.

5.1% leverage ratio

•         The leverage ratio reduced by 50 basis points to 5.1% at 31 December 2016, primarily reflecting CET1 capital erosion, partially offset by additional AT1 issuance.

•         The leverage exposure decreased by £19.2 billion to £683.3 billion at 31 December 2016. Growth in PBB and CPB lending has been more than offset by lower undrawn commitments and derivative potential future exposures (PFE). During 2016, approximately half the interest rate trades cleared through London Clearing House have been settled-to-market each day, rather than being collateralised, reducing PFE by £10.3 billion.

•         The UK leverage ratio reflecting the post EU referendum measures announced by the Bank of England in Q3 2016 was estimated at 5.6%.

•         RBS’s PRA minimum leverage ratio requirement of 3% has been supplemented with an additional GSII leverage ratio buffer of 0.13125%, equivalent to £897 million of CET1 capital.

*unaudited

Business review   Capital and risk management

Capital risk* continued

MREL and MDA

•         RBS issued £4.2 billion of MREL-eligible senior debt, in line with the £3 - £5 billion senior debt issuance target for 2016.

•         RBS successfully completed a cash tender for £2.3 billion senior debt securities, including those considered non-MREL compliant, as part of ongoing transition to a holding company capital and term funding model, in line with regulatory requirements.

•         The current estimated headroom over the fully phased MDA trigger in 2019 is 2.9%, based on our target CET1 ratio of 13.0% and MDA requirement of 10.1%. This remains subject to change.

Determination of capital sufficiency

In determining whether the Group holds sufficient capital and other loss absorbing debt instruments, the Group assesses the amount and type of capital under a number of different bases:

Going concern vs. gone concern view

Going concern

This determination of capital sufficiency is made on the basis that there is sufficient capital to absorb losses and remain a viable going concern.

The Group is considered a going concern if it can operate in the foreseeable future to carry out its objectives and commitments without the need or intention on the part of management to liquidate.

Gone concern

This determination of capital sufficiency is made on the basis that there is sufficient capital and other loss absorbing instruments to enable an orderly resolution in the event of failure.  Gone concern would apply if the Group had been deemed to fail by the Bank of England (BoE). Technically, the Group would have to fail or be likely to fail the BoE’s threshold conditions for authorisation in a way that justifies the withdrawal of that authorisation and it must not be reasonably likely that action will be taken that will result in the Group no longer failing or likely to fail.

Spot vs. forward looking view

Spot view

This determination of capital sufficiency is made on the basis of prevailing actual positions and exposures.

Forward-looking view

This determination of capital sufficiency is made on the basis of positions, balance and exposures under a forward looking view of the balance sheet in line with the Group’s planning horizons and parameters. This analysis examines both base and stress views.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Regulatory vs. risk appetite view

Regulatory requirements

This determination of capital sufficiency is an assessment of whether the Group has sufficient capital and other loss absorbing debt instruments to meet the requirements of prudential regulation.

Regulation may be set by rule-making bodies in the UK and at European level. Individual legal entities within the Group may be subject to requirements set by local regulators in jurisdictions outside of the UK and the EU.

Rule-making bodies may set regulation according to standards agreed at international level, such as those published by the Basel Committee on Banking Supervision (BCBS).

Risk appetite

This determination of capital sufficiency is an assessment of whether the Group has sufficient capital and other loss absorbing debt instruments to meet risk appetite limits.

This Group’s risk appetite framework establishes quantitative and qualitative targets and limits within which the Group operates to achieve its strategic objectives.

This framework includes risk appetite in relation to the amount and quality of the Group’s capital on both a risk and balance sheet measurement basis. This includes setting management buffers on top of regulatory minima such that the Group operates with sufficient cushioning against those minimum regulatory requirements.

Capital risk is one of the Group’s top strategic risk appetite constituents as it is a stand-alone risk and is both influenced by, and influences, other key risks.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Capital sufficiency: going concern view

The regulatory requirement for going concern capital typically takes the form of a ratio of capital compared to a defined exposure amount having to exceed a minimum percentage:

Ratio	Exposure type	Description
Capital adequacy ratio	Risk-weighted assets	Assesses capital held against both size and inherent riskiness of on and off-balance sheet exposures
Leverage ratio	Leverage exposure	Assesses capital held against the size of on and off-balance sheet exposures (largely based on accounting value with some adjustments)

Constituents of capital held

The determination of what instruments and financial resources are eligible to be counted as capital is laid down by applicable regulation.

Capital is categorised by applicable regulation under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses. There are three broad categories of capital across these two tiers:

•         CET1 capital. CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.  CET1 capital absorbs losses before other types of capital and any loss absorbing instruments.

•         AT1 capital. This is the second form of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when a pre-specified CET1 ratio is reached. Coupons on AT1 issuances are discretionary and may be cancelled at the discretion of the issuer at any time. AT1 capital may not be called, redeemed or repurchased for five years from issuance.

•         Tier 2 capital. Tier 2 capital is the Group’s supplementary capital and provides loss absorption on a gone concern basis.  Tier 2 capital absorbs losses after Tier 1 capital.  It typically consists of subordinated debt securities with a minimum maturity of five years.

*unaudited

Business review   Capital and risk management

Capital risk* continued

In addition to capital, other specific loss absorbing instruments including senior notes issued by RBSG, may be used to cover certain gone concern capital requirements which, in the EU, is referred to as minimum requirement for own funds and eligible liabilities (MREL).

In order for liabilities to be eligible for MREL a number of conditions must be met including the BoE being able to apply its stabilisation powers to them, including the use of bail-in provisions

Capital adequacy ratios

The Group has to hold a minimum amount and quality of capital to satisfy capital adequacy ratio regulatory requirements.

Risk-weighted assets

Capital adequacy ratios compare the amount of capital held to RWAs. RWAs are a measure of the Group’s assets and off-balance sheet positions that capture both the size and risks inherent in those positions.

For regulatory purposes, RWAs are grouped into four categories:

Risk	Description
Credit	Risk of loss from a borrower failing to repay amounts due by the due date
Counterparty credit	Risk of loss from a counterparty not meeting its contractual obligations Also included is the risk of loss from changes in the fair value of derivative instruments
Market	Risk of loss arising from fluctuations in market prices
Operational	Risk of loss from inadequate or failed internal processes, people and systems or from external events

Minimum percentage

Regulation defines a minimum percentage of capital compared to RWAs. The percentage comprises of system-wide requirements that apply to all banks and a component where the percentage is specific to the Group. This is summarised as follows:

Type	Name	Description
System-wide	Pillar 1	Standard minimum percentages applicable to all banks
Bank-specific	Pillar 2A	Captures risks that apply to individual banks that are either not adequately captured or not captured at all under Pillar 1
	PRA buffer	Captures forward looking risks and potential losses under a severe stress scenario

*unaudited

Business review   Capital and risk management

Capital risk* continued

These minimum requirements are explained in more detail on the next page. These ratios apply in full from 1 January 2019.  Before this date there are transitional rules in place that mean that the minimum capital requirements that the Group has to comply with are lower although the Group, in line with other UK banks, has been reporting on a fully implemented basis since 2014.

Pillar 1 requirements

The Group is subject to system wide minimum capital adequacy ratio requirements that apply to all banks under applicable regulation. There are two broad categories of capital requirements:

Category	Description
Minimum capital adequacy ratio	Represents the minimum amount of capital that all banks must hold at all times
Capital buffers	Comprises of: • Capital required to be held by banks that may be used in periods of stress • Capital held by banks that are deemed to be systemically important

Pillar 2 requirements

In addition to the minimum Pillar 1 requirements that apply to all banks, the Group may be required to hold additional capital if specified by its regulators. This is captured under the Pillar 2 framework and consists of two components:

•         Pillar 2A: covers risks to the Group that are not captured or not fully captured under Pillar 1. For example, pension risk is not captured in Pillar 1 therefore capital that may need to be held against this risk is assessed under Pillar 2A.

•         PRA buffer: covers risks that the Group may become exposed to across a forward-looking planning horizon (for example due to changes to the economic environment).

The PRA buffer is a capital buffer that is designed to ensure that the Group can continue to meet minimum requirements (Pillar 1 and Pillar 2A) during a stressed period. The PRA buffer is required to be held if Pillar 1 capital buffers are determined to be insufficient.

The assessment of Pillar 2 requirements is an output from the Group’s internal capital adequacy assessment process that is described in more detail on page 244. Pillar 2 also utilises the output of the Group’s stress testing exercises which is described in more detail on pages 243 and 244.

Future changes to regulation

Throughout 2015 and 2016, UK, EU and international standard and rule-making bodies have issued proposals and final standards on revising the level and measurement of capital adequacy ratios including the measurement of RWAs. This may affect the level of RWAs and the capital that the Group is required to hold in the future years. Further details of prudential regulatory changes that may impact the Group’s capital adequacy ratio are set out on page 241.

Leverage ratios

The Group has to hold a minimum amount and quality of capital to satisfy the leverage ratio regulatory requirements. Unlike capital adequacy ratios, leverage ratio requirements do not consider the riskiness of the Group’s positions.

The leverage exposure is broadly aligned to the accounting value of the Group’s on and off-balance sheet exposures but subject to certain adjustments for trading positions, repurchase agreements and off balance sheet exposures.

In common with capital adequacy ratios, the leverage ratio requirement for the Group consists of a minimum requirement and a leverage ratio buffer. Details of the Group’s leverage ratio requirements are set out below.

The leverage ratio requirements that the Group must meet may be subject to change from developing regulation. Further details are set out on page 241.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Minimum percentage for going concern capital requirements under applicable regulation

Capital adequacy ratios

The Group is subject to minimum requirements in relation to the amount of capital it must hold in relation to its RWAs. The table below summarises the minimum ratios of capital to RWAs that the Group is expected to have to meet once all currently adopted regulation is fully implemented by 1 January 2019. These ratios apply at the consolidated group level. Different minimum capital requirements may apply to individual legal entities or sub-groups.

Minimum requirements	Type	CET1	Total Tier 1	Total capital
System wide	Pillar 1 minimum requirements	4.50%	6.00%	8.00%
	Capital conservation buffer	2.50%	2.50%	2.50%
	UK countercyclical capital buffer (1)	0.00%	0.00%	0.00%
	G-SIB buffer (2)	1.00%	1.00%	1.00%
Bank specific	Pillar 2A(4)	2.10%	2.90%	3.80%
Total (excluding PRA buffer)(5)		10.10%	12.40%	15.30%

Notes:

(1)    The countercyclical capital buffer (CCyB) applied to UK designated assets is set by the Financial Policy Committee (FPC).  The UK CCyB may be set between 0% and 2.5% and is linked to the state of the UK economy.  On 5 July 2016, the FPC reduced the UK CCyB from 0.5% to 0%.  Foreign exposures may be subject to different CCyBs depending on the CCyB rate set in the jurisdiction of the foreign exposure. The net CCyB for the Group is non-zero but rounds to 0.00%.

(2)    Globally systemically important banks (G-SIBs), as designated by the Financial Stability Board (FSB), are subject to an additional capital buffer of between 1% and 3.5%.  Based on the most recent determination of the FSB, the Group is subject to an additional capital requirement of 1.0%

(3)    The Group will be subject to a systemic risk buffer (SRB) of between 0% and 3%.  The SRB will apply from 1 January 2019 and will apply at the ring-fenced bank sub-group level rather than at the consolidated group level. The SRB may require the Group to hold a minimum amount of capital at the consolidated group level beyond the levels set out in the table above.

(4)    Additional capital requirements under Pillar 2A may be specified by the PRA as a ratio or as an absolute value.  The table sets out an implied ratio to cover the full value of Pillar 2A requirements.

(5)    The Group may be subject to a PRA buffer requirement as set by the PRA.  The PRA buffer consists of two components:

- A risk management and governance buffer that is set as a scalar of the Pillar 1 and Pillar 2A requirements. The scalar could range between 10% and 40%.

- A buffer relating to the results of the BoE concurrent stress testing results.

The PRA requires that the level of this buffer is not publicly disclosed.

(6)    The capital conservation buffer, the countercyclical capital buffer, the G-SIB buffer and systemic risk buffer (where applicable) make up the combined buffer. If the Group fails to meet the combined buffer requirement, it is subject to restrictions on distributions on CET1 instruments, discretionary coupons on AT1 instruments and on payment of variable remuneration or discretionary pension benefits. These restrictions are calculated by reference to the Group’s Maximum Distributable Amount (MDA). The MDA trigger is below the PRA buffer and MDA restrictions are not automatically triggered if the Group fails to meet its PRA buffer. The MDA is calculated as the amount of interim or year-end profits not yet incorporated into CET1 capital multiplied by a factor ranging from 0 to 0.6 depending on the size of the CET1 shortfall against the combined buffer.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the PRA UK leverage framework that the Group must meet. In November 2016, the European Commission published a proposal for the adoption of a legally binding 3% of Tier 1 capital minimum leverage ratio with consideration of a leverage buffer ratio for G-SIBs once a final international agreement had been reached. Different minimum requirements may apply to individual legal entities or sub-groups.

Type	CET1	Total Tier 1
Minimum ratio	2.25%	3.00%
UK countercyclical leverage ratio buffer (1)	0.00%	0.00%
Additional leverage ratio buffer (2)	0.35%	0.35%
Total	2.60%	3.35%

Notes:

(1)    The countercyclical leverage ratio buffer is set at 35% of the Group’s CCyB. As noted above this buffer may be set between 0% and 2.5% and the FPC has currently set the UK CCyB at 0%.  The applicable ratio for foreign exposures may be different.

(2)    As set out in the FPC’s SRB framework, published in May 2016, the FPC intends to direct the PRA to apply an additional leverage ratio buffer to UK G-SIBs set at 35% of the G-SIB buffer rate.  As noted above, based on the most recent determination of the FSB, the G-SIB buffer rate for the Group is 1.0%.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Capital sufficiency: going concern forward looking view

The Group examines its going concern capital requirements on a forward looking basis through assessing the resilience of capital adequacy and leverage ratios under hypothetical future states of the world, including as part of its annual budgeting process.

A range of future states of the world are examined. In particular:

•         The Group will assess capital requirements based on a forecast of the Group’s future business performance under its expectations of economic and market conditions over the forecast period

•         The Group will assess capital requirements based on a forecast of the Group’s future business performance under adverse economic and market conditions over the forecast period.  A range of scenarios of different severity may be examined

The examination of capital requirements under the base economic and market conditions allows the Group to demonstrate how the projected business performance allows it to meet all internal and regulatory capital requirements as they arise over the plan horizon.  For example, the Group will assess its ability issue to loss absorbing debt instruments in sufficient quantity to meet regulatory timelines. The cost of issuance will be factored into business performance metrics.

The examination of capital requirements under adverse economic and market conditions is assessed through stress testing. Stress testing is used to quantify, evaluate and understand the potential impact of the financial strength of the Group, including its capital position, given specified changes to risk factors. This is described in more detail on page 243.

The results of stress tests are not only used widely across the Group but also by the Group’s regulators to set bank-specific capital buffers through the PRA buffer.

The Group participates in a number of regulatory stress tests implemented by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. In 2016, the Group participated in two regulatory stress tests. Details of these stress tests are set out on the following page.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Regulatory stress tests

In 2016, the Group participated in two regulatory stress tests set by the EBA and BoE. These scenarios are hypothetical in nature and do not represent a forecast of the Group’s future business or profitability. The results of the regulatory stress tests are carefully assessed by the Group and form part of the wider risk management of the Group.

	EBA Stress Test	BoE Stress Test
Scenario

•         Designed to evaluate impact over three years of an adverse macro financial scenario that examines four systemic risks identified by the European Systemic Risk Board as representing the most material threats to the stability of the EU financial sector.

•         A static balance sheet assumption was made across the period of stress and therefore mitigating actions such as balance sheet reduction, business growth and cost savings are not factored into the stress outcomes.

•         Designed to assess the resilience of major UK banks to tail risk events. The severity of the test is related to policymakers’ assessments of risk levels across markets and regions.

•         The 2016 stress test examined the impact over five years of a synchronised global downturn across the UK and global economies. The stress test also assessed a stressed level of misconduct costs.

i

•         The 2016 EBA stress test did not contain a pass/fail threshold.

•         On a fully loaded basis, the Group’s CET1 ratio under the adverse scenario was projected to be 8.1% as at 31 December 2018. The low point CET1 ratio of 7.8% occurs in 2017.

•         The Group’s modelled leverage ratio under the adverse scenario is projected as 3.6% on a fully loaded Basel 3 basis and 4.2% under the PRA transitional definition for leverage ratio as at 31 December 2018. The low point occurs in 2017 with a stress leverage ratio of 3.5% on a fully loaded Basel 3 basis as at 31 December 2016 and 4.2% under the PRA transitional definition.

• Under the 2016 BoE stress test, CET1 ratio reached a low point of 5.5% in 2017, below the CET1 hurdle rate of 6.6%.
Results

•         Post the impact of management actions and the conversion of £2 billion AT1 capital in place for 2015, the Group’s low point CET1 ratio increased from 5.5% to 6.7%, meeting the CET1 ratio hurdle rate.

i

•         Tier 1 leverage rate was projected to be 2.7% in 2017, which increased to 2.9% after the management actions, below the 3% leverage hurdle rate.

•         The stress was based on an end of 2015 starting balance sheet position. Since then, the Group has taken actions to strengthen its capital position. As a result, the Group now has a revised capital plan that brings it back over the thresholds.

What does this mean?

•         The 2016 EBA and BoE stress test results demonstrate that the Group has made good progress in transforming the balance sheet to being safe and sustainable. However, the legacy issues still heavily impact the Group’s performance.

•         Rebuilding the capital strength remains one of the Group’s core strategic priorities. During 2016, RBS narrowed the range of uncertainty around its capital and leverage position by addressing a number of legacy issues including recording additional provisions of £5.9 billion for conduct and litigation costs. RBS also continued to de-risk its balance sheet.

•         In August 2016 the Group successfully issued an additional £2 billion AT1 capital, bolstering the Group’s capital position and leverage ratio.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Capital sufficiency: gone concern view

The Group will be required to hold sufficient capital and other loss absorbing instruments such that, in the event of failure, there can be an orderly resolution that minimises any adverse impact on financial stability whilst preventing public funds being exposed to loss.

In November 2016, the BoE published its policy statement on its approach to setting MREL.

MREL will be set by the BoE on a case-by-case basis but it has stated that it expects institutions that are G-SIBs and subject to a bail-in resolution strategy, such as the Group, to meet interim MREL requirements from 1 January 2019 and end state MREL requirements from 1 January 2022 as follows:

Interim MREL
1 January 2019	The minimum requirements set out in the FSB total loss absorbing capacity standard being the higher of: • 16% of the Group’s RWAs; and • 6% of the Group’s leverage exposures
1 January 2020	The higher of: • The sum of two times the Group’s Pillar 1 requirement and one times the Group’s Pillar 2A add-ons; and • Two times the applicable leverage ratio requirement for the Group
End state MREL
1 January 2022

The higher of:

•         Two times the sum of the Group’s Pillar 1 requirement and Group’s Pillar 2A add-ons; and

•         The higher of:

o         Two times the applicable leverage   ratio requirement  for the Group; and

o         6.75% of the Group’s leverage exposure

The BoE is intending to review its general approach to the calibration of MREL before the end of 2020 prior to setting end-state MRELs.

MREL may consist of capital and other loss absorbing instruments. In order for liabilities to be eligible for MREL, a number of strict conditions will be set by the BoE including the ability for the BoE to apply its stabilisation powers to those liabilities. In addition, liabilities must have an effective remaining maturity (taking account of any rights of early repayment to investors) of greater than one year.

*unaudited

Business review   Capital and risk management

Capital risk* continued

On the basis of the BoE policy statement, the Group expects to issue between £3 billion and £5 billion of MREL compliant senior debt from the single resolution entity (RBSG) each year to meet this requirement.

In order that there is sufficient loss absorbing capacity pre-positioned across the Group, the proceeds of externally issued MREL will be downstreamed to material operating subsidiaries in the form of capital or other subordinated claims. This ensures that internal MREL will absorb losses before operating liabilities within operating subsidiaries.

Although the BoE continue to develop its approach to the calibration of MREL within banking groups, the BoE policy statement sets out the framework that it will use to determine the distribution of MREL within banking groups. Under this framework, the BoE will set individual MRELs for all institutions within the Group and may also set individual MRELs for entities within the Group that are important from a resolution perspective.

The Group is not planning to downstream the proceeds of external MREL issuance prior to the completion of legal entity and business realignment required to implement ring-fencing.

Regulatory changes that may impact capital requirements

The Group faces a number of changes in prudential regulation that may adversely impact the amount of capital it must hold and consequently may increase funding costs and reduce return on equity. The nature and timing of implementation of a number of these changes is not currently final.

In 2017, the UK, EU and BCBS are expected to further develop prudential regulation including the approach to calculating credit risk and operational risk RWAs, additional details on the MREL framework and a review of the leverage ratio framework.

Regulatory changes are actively monitored by the Group including engagement with industry associations and regulators and participation in quantitative impact studies. Monitoring the changing regulatory landscape forms a fundamental part of capital planning and management of its business.

The Group believes that its strategy to focus on simpler, lower risk activities within a more resilient recovery and resolution framework will enable it to manage the impact of these changes.

Key prudential regulatory developments that have been published and may impact the Group are set out in the following table.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Summary of potential changes to regulation that may impact the Group’s capital requirements

Area of development	Actual or potential key changes that might impact the Group’s capital requirements	Source of changes
Capital adequacy buffers	• A new systemic risk buffer will apply to the RBS ring-fenced bank sub-group from 1 January 2019. • The buffer will be set between 0% and 3%.	• Statement of Policy published by the PRA in December 2016.
Credit risk RWAs

•         Restriction in the scope of using internal models.

•         Avoidance of mechanistic reliance on external ratings.

•         For model-based RWAs, potential change to capital floors based on the standardised approach.

•         Potential amendment of risk weights for securitisation exposures.

•         Revision to UK residential mortgage risk weights.

• Mostly relate to consultations published by the BCBS. • Mortgage risk weights changes proposed by the PRA for 31 March 2019.
Counterparty credit risk RWAs	• Change to exposure amounts under the standardised approach. • Increase in the number of risk factors captured in the calculation of the counterparty valuation adjustment (CVA).	• The standardised approach relates to the CRR 2(1) proposal to amend regulation published by the European Commission. • Changes to CVA relate to a consultation published by the BCBS.
Market risk RWAs	• Change from value at risk to expected shortfall models. • Implementation of a more risk-sensitive standardised approach. • Inclusion of risk of market illiquidity.	• Relates to the CRR 2(1) proposal to amend regulation published by the European Commission.
Operational risk RWAs	• Incorporation of bank-specific loss data into the calculation.	• Consultation published by the BCBS.
Leverage ratio

•         Changes to the design and calibration of the framework with a focus on derivative exposures and margining.

•         Recalibration of the UK leverage ratio framework to offset exclusion of central bank reserves from the calculation.

• Relates to the CRR 2(1) proposal to amend regulation published by the European Commission. • Statements made by the FPC and PRA.
Large exposure framework	• Changes to the design and calibration of the capital base and large exposure limit.	• Relates to the CRR 2(1) proposal to amend regulation published by the European Commission.

Note:

(1)    CRR 2 relates to the European Commission publication on 23 November 2016 to amend the Capital Requirements Regulation. Additional amendments were proposed to amend the Capital Requirements Directive and Banking Recovery and Resolution Directive.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Capital management

Capital management is the process by which the Group ensures that it has sufficient capital and other loss absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the Group’s business and is enacted through an end to end framework across the Group, its businesses and the legal entities on which it operates.

The key elements of the Group’s capital management approach are set out below.

Risk appetite

Capital risk appetite is set by the Board, reflecting the Group’s strategic objectives, current and future prudential regulatory requirements and market expectations.

It is expressed as a set of target ratios for CET1 and leverage under both normal and stressed financial conditions. Capital risk appetite is set at various levels including for the Group and its businesses. Performance against risk appetite is regularly monitored.

Capital planning

Capital planning is integrated into the Group’s wider annual budgeting process and is assessed and updated at least monthly.  Regular returns are submitted to the PRA which include a two year rolling forward view.

Produce capital plans

•         Capital plans are produced for the Group, its key operating entities and its businesses over a five year planning horizon.

•         Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

i
Assess capital adequacy

•         Capital plans are developed to maintain capital of sufficient quantity and quality to support the Group’s business and strategic plans over the planning horizon within approved risk appetite and minimum regulatory requirements.

•         Capital resources and capital requirements are assessed across a defined planning horizon.

•         Impact assessment captures input from across the Group including from businesses.

i
Inform capital actions

•         Capital planning informs potential capital actions including managing capital through buy backs or through new issuance.

•         Decisions on capital actions will be influenced by strategic and regulatory requirements, the cost and prevailing market conditions.

•         As part of capital planning, the Group will monitor its portfolio of capital issuance and assess the optimal blend and most cost effective means of financing.

Capital planning is one of the tools that the Group uses to monitor and manage the risk of excessive leverage.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Stress testing

Stress testing is a key risk management tool used by the Group and is a fundamental component of the Group’s approach to capital management.

Stress testing is used to quantify, evaluate and understand the potential impact on the financial strength of the Group, including its capital position, given specified changes to risk factors. Stress testing includes:

•          Scenario testing: examines the impact of a hypothetical future state of the world to define changes in risk factors affecting the Group; and

•          Sensitivity testing: examining the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	• Identify RBS specific vulnerabilities and risks. • Define and calibrate scenarios to examine risks and vulnerabilities. • Formal governance process to agree scenarios.
i
Assess impact	• Translate scenarios into risk drivers. • Assess impact to positions, income and costs. • Impact assessment captures input from across the Group including from businesses.
i
Calculate results and assess implications	• Aggregate impacts into overall results. • Results from part of risk management process. • Scenario results used to inform the bank’s business and capital plans.
i
Develop and agree management actions

•         Scenario results analysed by subject matter experts and appropriate management actions are developed.

•         Scenario results and management actions are reviewed and agreed by senior management through executive committees including ERF, BRC and the Board.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Stress testing is used widely across the Group; key areas are summarised in the diagram below:

Specific areas that involve capital management include:

1)       Strategic financial and capital planning: through assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.

2)       Risk appetite: through gaining a better understanding of the drivers of and the underlying risks associated with risk appetite.

3)       Risk identification: through a better understanding of the risks that could potentially impact the Group’s financial strength and capital position.

4)       Risk mitigation: through identifying actions that can be taken to mitigate risks or could be taken in the event of adverse changes to the business or economic environment. Risk mitigation is substantially supplemented through the Group’s recovery plan.

The Group also undertakes regular reverse stress testing which examines circumstances that can lead to specific, defined business outcomes such as business failure. Reverse stress testing allows the Group to examine potential vulnerabilities in its business model more fully.

Internal assessment of capital adequacy

The Group conducts an annual internal assessment of its material risks and evaluates how much capital is required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP is approved by the Board and submitted to the PRA.

The ICAAP consists of a point in time capital assessment of the Group’s exposures and risks at the financial year end and a forward looking stress capital assessment.

The ICAAP is used by the Group to form a view of capital adequacy separately to the regulatory minimum requirements. The ICAAP is used by the PRA to make an assessment of bank-specific capital requirements through the Pillar 2 framework.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Capital allocation

The Group has mechanisms to allocate capital across its legal entities and businesses that aim to optimise the utilisation of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite.

The framework for allocating capital is approved by the Asset and Liability Committee.

Governance

Capital management is subject to substantial review and governance across the Group including capital management policies that are approved by the Asset and Liability Committee or Board Risk Committee

The Board approves the Group’s capital plans, including its key legal entities and businesses, and including the results of the stress tests relating to those capital plans.

Recovery and resolution planning

The Group maintains a recovery plan that sets out credible recovery options that could be implemented in the event of a severe stress to restore its business to a stable and sustainable condition, focussing on addressing the Group’s capital and liquidity position.

The recovery plan sets out a range of triggers that activate the implementation of the recovery plan and sets out the operational plan for its implementation.

The recovery plan is a key component of the overall risk management of the Group including the framework for managing its capital.

The recovery plan is prepared and updated annually and approved by the Board.  The recovery plan is assessed for appropriateness on an ongoing basis, and is maintained in line with regulatory requirements.

Resolution is implemented if the Group fails and the appropriate regulator places the Group into resolution. Resolution is owned and implemented by the appropriate regulatory authority and the Group has a multi-year programme in place to develop resolution capability and meet regulatory requirements.

The Group is working with global regulators to ensure that the Group is compliant with the principles of resolution planning, demonstrating the process by which the Group and relevant regulatory bodies can develop a set of actions that would be taken to manage the failure of the Group or one of its significant legal entities in an orderly manner.

Ring-fencing

As part of the response to the 2008 financial crisis the UK Government’s Independent Commission on Banking report recommended that banks separate their retail and investment banking operations, helping to mitigate against the risk of the investment bank division running into financial difficulty.

Primary legislation and FCA/PRA regulations have been issued which must be complied with by 1 January 2019. For more details on ring-fencing, refer to page 172.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Measurement

Capital and leverage: Key ratios

Capital, RWAs and risk asset ratios, on the basis of end-point Capital Requirements Regulation (CRR) and transitional rules, calculated in accordance with PRA definitions, are set out below.

	2016		2015
		PRA		PRA
	End-point	transitional	End-point	transitional
	CRR basis (1)	basis	CRR basis (1)	basis
Capital	£bn	£bn	£bn	£bn
CET1	30.6	30.6	37.6	37.6
Tier 1	34.7	40.4	39.6	46.3
Total	43.8	52.3	47.6	60.0

RWAs
Credit risk
- non-counterparty	162.2	162.2	166.4	166.4
- counterparty	22.9	22.9	23.4	23.4
Market risk	17.4	17.4	21.2	21.2
Operational risk	25.7	25.7	31.6	31.6
Total RWAs	228.2	228.2	242.6	242.6

Risk asset ratios	%	%	%	%
CET1	13.4	13.4	15.5	15.5
Tier 1	15.2	17.7	16.3	19.1
Total	19.2	22.9	19.6	24.7

Leverage	2016		2015
Tier 1 capital (£bn)	£34.7bn	£40.4bn	39.6	46.3
Leverage exposure (£bn)	£683.3bn	£683.3bn	702.5	702.5
Leverage ratio (%)	5.1%	5.9%	5.6%	6.6%
Average Tier 1 capital (£bn) (2)	£38.0bn	£43.7bn
Average leverage exposure (£bn) (2)	£712.1bn	£712.1bn
Average leverage ratio (%) (2)	5.3%	6.1%

Notes:

(1)    CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases with the exception of unrealised gains on available-for-sale securities which has been included from 2015 under the PRA transitional basis.

(2)    Based on 3 month average of month end leverage exposure and Tier 1 Capital.

General:

From 1 January 2015, RBS has been required to meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 and/or Tier 2 capital. The Pillar 2A capital requirement is the additional capital that RBS must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

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

(2)    The adjustment arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full. Additional valuation adjustments relating to unearned credit spreads on exposures under the advanced internal ratings approach has been included in the determination of the expected loss amount deducted from CET1.

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

(5)    Based on our current interpretations of the Commission Delegated Regulation issued in December 2013 on credit risk adjustments, RBS’s standardised latent provision has been reclassified to specific provision and is not included in Tier 2 capital.

RWAs:

(1)    Current securitisation positions are shown as risk-weighted at 1,250%.

(2)    RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on large financial sector entities.

(3)    RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.

(4)    Counterparties which meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.

(5)    The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

*unaudited

Business review   Capital and risk management

Capital risk continued
Capital and leverage: Capital resources
	2016		2015*
		PRA		PRA
	End-point	transitional	End-point	transitional
	CRR basis (1)	basis (1)	CRR basis (1)	basis(1)
	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders' equity	48,609	48,609	53,431	53,431
Preference shares - equity	(2,565)	(2,565)	(3,305)	(3,305)
Other equity instruments	(4,582)	(4,582)	(2,646)	(2,646)
	41,462	41,462	47,480	47,480

Regulatory adjustments and deductions
Own credit	(304)	(304)	(104)	(104)
Defined benefit pension fund adjustment	(208)	(208)	(161)	(161)
Cash flow hedging reserve	(1,030)	(1,030)	(458)	(458)
Deferred tax assets	(906)	(906)	(1,110)	(1,110)
Prudential valuation adjustments	(532)	(532)	(381)	(381)
Goodwill and other intangible assets	(6,480)	(6,480)	(6,537)	(6,537)
Expected losses less impairments	(1,371)	(1,371)	(1,035)	(1,035)
Other regulatory adjustments	(8)	(8)	(86)	(64)
	(10,839)	(10,839)	(9,872)	(9,850)

CET1 capital	30,623	30,623	37,608	37,630

AT1 capital
Eligible AT1	4,041	4,041	1,997	1,997
Qualifying instruments and related share premium subject to phase out	—	5,416	—	5,092
Qualifying instruments issued by subsidiaries and held by third parties	—	339	—	1,627
AT1 capital	4,041	9,796	1,997	8,716

Tier 1 capital	34,664	40,419	39,605	46,346

Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,893	7,066	5,745	6,265
Qualifying instruments issued by subsidiaries and held by third parties	2,268	4,818	2,257	7,354

Tier 2 capital	9,161	11,884	8,002	13,619

Total regulatory capital	43,825	52,303	47,607	59,965

Note:

(1)    CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on available-for-sale securities which has been included from 2015 for the PRA transitional basis.

(2)    The Group’s Tier 1 grandfathering cap is set at £5.8 billion for 2016 (2015 - £6.7 billion).

*unaudited

Business review   Capital and risk management

Capital risk* continued

The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the year.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2016	37,608	1,997	8,002	47,607
Loss for the year	(6,955)	—	—	(6,955)
Own credit	(200)	—	—	(200)
Share capital and reserve movements in respect of employee share schemes	208	—	—	208
Ordinary shares issued	215	—	—	215
Foreign exchange reserve	1,214	—	—	1,214
Available-for-sale reserves	(69)	—	—	(69)
Goodwill and intangibles deduction	57	—	—	57
Deferred tax assets	204	—	—	204
Prudential valuation adjustments	(151)	—	—	(151)
Expected loss over impairment provisions	(336)	—	—	(336)
Capital instruments issued/(matured)	—	2,044	—	2,044
Net dated subordinated debt/grandfathered instruments	—	—	(826)	(826)
Foreign exchange movements	—	—	1,985	1,985
Other movements	(1,172)	—	—	(1,172)
At 31 December 2016	30,623	4,041	9,161	43,825

Leverage exposure

The leverage exposure is based on the CRR Delegated Act.

	End-point CRR basis
Leverage	2016	2015
	£bn	£bn
Derivatives	247.0	262.5
Loans and advances	340.3	327.0
Reverse repos	41.8	39.9
Other assets	169.6	186.0

Total assets	798.7	815.4
Derivatives
- netting	(241.7)	(258.6)
- potential future exposures	65.3	75.6
Securities financing transactions gross up	2.3	5.1
Undrawn commitments (analysis below)	58.6	63.5
Regulatory deductions and other adjustments	0.1	1.5

Leverage exposure	683.3	702.5
Tier 1 capital	34.7	39.6
Leverage ratio %	5.1	5.6

Average leverage exposure	712.1
Average Tier 1 capital	38.0
Average leverage ratio %	5.3
UK leverage ratio %	5.6

Note:

(1)    The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Weighted undrawn commitments
The table below provides a breakdown of weighted undrawn commitments.
	2016	2015
	£bn	£bn
Unconditionally cancellable credit cards	2.4	2.4
Other Unconditionally cancellable items	7.7	7.2
Unconditionally cancellable items (1)	10.1	9.6

Undrawn commitments <1 year which may not be cancelled	1.8	0.6
Other off-balance sheet items with 20% CCF	0.9	1.4
Items with a 20% CCF	2.7	2.0
Revolving credit risk facilities	27.2	25.3
Term loans	3.1	4.3
Mortgages	0.1	5.9
Other undrawn commitments > 1 year which may not be cancelled & off-balance sheet items with 50% CCF	3.3	5.3

Items with a 50% CCF	33.7	40.8
Items with a 100% CCF	12.1	11.1
Total	58.6	63.5

Note:

(1)    Based on a 10% credit conversion factor (CCF).

*unaudited

Business review   Capital and risk management

 Capital risk* continued

Loss absorbing capital

RBS’s capital components and estimated loss absorbing capital (LAC) at 31 December 2016 based on current regulatory interpretations are set out below. For details regarding regulatory developments in relation to MREL requirements, refer to page 239. The roll-off profile and average spread relating to senior debt and Tier 2 instruments is set out on the next page.

The following table illustrates the components of estimated LAC in RBSG and operating subsidiaries.

	2016				2015
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	30.6	30.6	30.6	30.6	37.6	37.6	37.6	37.6

Tier 1 capital: end-point CRR compliant AT1
of which: RBSG (holdco)	4.0	4.0	4.0	4.0	2.0	2.0	2.0	2.0
of which: RBSG operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	4.0	4.0	4.0	4.0	2.0	2.0	2.0	2.0

Tier 1 capital: non end-point CRR compliant
of which: holdco	5.5	5.6	5.5	4.0	6.0	6.0	5.9	4.6
of which: opcos	0.3	0.3	0.3	0.3	2.5	2.5	2.5	0.3
	5.8	5.9	5.8	4.3	8.5	8.5	8.4	4.9

Tier 2 capital: end-point CRR compliant
of which: holdco	6.9	7.0	6.9	5.3	5.8	5.9	5.7	4.4
of which: opcos	6.0	6.4	4.0	5.6	5.1	5.5	3.8	5.5
	12.9	13.4	10.9	10.9	10.9	11.4	9.5	9.9

Tier 2 capital: non end-point CRR compliant
of which: holdco	0.4	0.4	0.2	0.1	0.3	0.3	0.2	0.1
of which: opcos	2.5	2.7	2.1	2.1	3.3	3.6	3.0	2.9
	2.9	3.1	2.3	2.2	3.6	3.9	3.2	3.0

Senior unsecured debt securities issued by:
RBSG holdco	6.9	6.8	—	5.0	4.9	5.0	—	2.9
RBSG opcos	14.8	15.0	—	—	17.7	18.1	—	—
	21.7	21.8	—	5.0	22.6	23.1	—	2.9
Total	77.9	78.8	53.6	57.0	85.2	86.5	60.7	60.3

RWAs				228.2				242.6
Leverage exposure				683.3				702.5

LAC as a ratio of RWAs (4)				24.9%				24.9%
LAC as a ratio of leverage exposure				8.3%				8.6%

Notes:

(1)    Par value reflects the nominal value of securities issued.

(2)    Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the MREL criteria.

(3)    LAC value reflects RBS’s interpretation of the Bank of England’s policy statement on the minimum requirements for own funds and eligible liabilities (MREL), published in November 2016. MREL policy and requirements remain subject to further potential development, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. Includes Tier 1 and Tier 2 securities prior to incentive to redeem.

(4)    CRD IV capital buffers met by CET1 in addition to MREL requirements: being 3.5% in 2017 based on a capital conservation buffer of 2.5% and G-SIB requirement of 1.0%, and 4.0% in 2016 based on a capital conservation buffer of 2.5% and a G-SIB requirement of 1.5%. Excludes consideration of any additional management buffer.

(5)   Corresponding shareholders’ equity was £48.6 billion (2015 - £53.4 billion).

(6)    Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Roll-off profile

Based on current guidance, RBS anticipates issuing senior bonds from its holding company to ensure LAC classification under MREL proposals. The following table illustrates the roll-off profile and weighted average spreads of RBS’s major wholesale funding programmes.

Senior debt roll-off profile (1)
RBSG	As at and for
	year ended	Roll-off profile
	31 December 2016	H1 2017	H2 2017	2018	2019	2020 & 2021	2022 & later
- amount (£m)	6,832	371	449	83	1,413	2	4,514
- weighted average rate spread (bps)	220	128	190	172	218	162	231
RBS plc
- amount (£m)	14,950	4,404	1,168	1,495	2,468	3,460	1,955
- weighted average rate spread (bps)	121	69	106	143	244	186	98
RBS N.V.
- amount (£m)	47	4	8	24	—	4	7
- weighted average rate spread (bps)	92	10	43	125	—	5	136
Securitisation
- amount (£m)	1,481	—	—	—	—	—	1,481
- weighted average rate spread (bps)	42	—	—	—	—	—	42
Covered bonds
- amount (£m)	3,935	—	—	905	—	1,896	1,134
- weighted average rate spread (bps)	191	—	—	137	—	150	306

Total notes issued (£m)	27,245	4,779	1,625	2,507	3,881	5,362	9,091
Weighted average spread	159	74	128	142	235	174	174

Tier 2 capital instruments roll-off profile (2)

RBSG (£m)	7,404	87	—	290	888	—	6,139
RBS plc (£m)	6,584	3,901	138	2,020	38	—	487
NWB Plc (£m)	1,207	741	—	—	—	376	90
RBS N.V. (£m)	1,226	—	—	418	298	12	498
UBI DAC	76	—	—	—	—	—	76
Total Tier 2 capital (£m)	16,497	4,729	138	2,728	1,224	388	7,290

Notes:

(1)    Based on final contractual instrument maturity.

(2)    Based on first call date of instrument.

(3)    The weighted average spread reflects the average net funding cost to RBS. This is calculated as the difference between the issuing coupon and the equivalent hedging rate.

*unaudited

Business review   Capital and risk management

Capital risk* continued

Risk-weighted assets

The table below analyses the movement in credit risk RWAs on the end-point CRR basis during the year, by key drivers.

	Credit risk RWAs
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn
At 1 January 2016	166.4	23.4	189.8
Foreign exchange movement	10.1	1.4	11.5
Business movements	(10.5)	(2.4)	(12.9)
Risk parameter changes (1)	(4.5)	0.5	(4.0)
Model updates	0.7	—	0.7
At 31 December 2016	162.2	22.9	185.1

Note:

(1)       PD model changes relating to counterparty risks are included with risk parameter changes in line with EBA Pillar 3 Guidelines issued in December 2016.

The table below analyses the movement in market and operational risk RWAs on the end-point CRR basis during the year.

	Market risk RWAs			Operational risk
	NatWest Markets	Other	Total	RWAs	Total
	£bn	£bn	£bn	£bn	£bn
At 1 January 2016	13.8	7.4	21.2	31.6	52.8
Business and market movements	(2.2)	(1.6)	(3.8)	(5.9)	(9.7)
At 31 December 2016	11.6	5.8	17.4	25.7	43.1

Key points

•         RWAs decreased by £14.4 billion to £228.2 billion primarily as result of run down of Capital Resolution and the reduction in operational risk (£5.9 billion) partly offset by adverse exchange rate movements (£11.5 billion) as sterling weakened against all major currencies.

•         The foreign exchange movement occurred primarily in Capital Resolution (£4.2 billion), Ulster Bank RoI (£2.6 billion) Commercial Banking (£2.1 billion) and NatWest Markets (£1.2 billion).

•         The annual operational risk recalculation resulted in a decrease of £2.0 billion and a further £3.9 billion reduction relating to the removal of the Citizens related element following PRA approval.

•         Growth in UK lending, both new and organic, and the transfer of Northern Ireland loans from UK PBB were the key contributors to the increase in Commercial Banking.

•         NatWest Markets RWAs increased by £2.1 billion principally due to business movements and the impact of the weakening of sterling.

•         Capital Resolution RWAs continued to decrease in line with risk reduction strategy (£14.5 billion) with the majority of the movement seen in Markets (£4.9 billion), primarily derivative mitigation activities and terminations, and disposals and run-off in Global Transactions Services (£3.1 billion), shipping (£1.7 billion) and legacy loan portfolio (£2.3 billion).

•         The Central items decrease of £7.1 billion is significantly driven by the operational risk reduction relating to Citizens.

*unaudited

Business review   Capital and risk management

Capital risk* continued

RWAs by segment

The chart below illustrates the concentration of risk-weighted assets by segment.

*unaudited

Business review   Capital and risk management

Capital risk* continued

 The table below analyses the movement in end-point CRR RWAs by segment during the year.

		Ulster							Central
		Bank	Commercial	Private		NatWest	Capital		items
Total RWAs	UK PBB	RoI	Banking	Banking	RBSI	Markets	Resolution	W&G	& other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2016	33.3	19.4	72.3	8.7	8.3	33.1	49.0	9.9	8.6	242.6
Foreign exchange movement	—	2.6	2.1	—	0.6	1.2	4.2	—	0.8	11.5
Business movements	—	(1.8)	4.1	—	0.6	1.2	(18.1)	(0.2)	(8.3)	(22.5)
Risk parameter changes (1)	(1.0)	(2.1)	(0.2)	—	—	0.1	(0.9)	—	0.1	(4.0)
Methodology changes	0.2	—	—	(0.1)	—	(0.4)	0.2	—	—	(0.1)
Model updates (2)	0.2	—	0.2	—	—	—	0.1	(0.1)	0.3	0.7
At 31 December 2016	32.7	18.1	78.5	8.6	9.5	35.2	34.5	9.6	1.5	228.2

Credit risk
- non-counterparty	24.8	16.9	72.0	7.5	8.8	5.5	18.2	8.2	0.3	162.2
- counterparty	—	0.1	—	—	—	14.1	8.7	—	—	22.9
Market risk	—	—	—	—	—	11.6	4.8	—	1.0	17.4
Operational risk	7.9	1.1	6.5	1.1	0.7	4.0	2.8	1.4	0.2	25.7
Total RWAs	32.7	18.1	78.5	8.6	9.5	35.2	34.5	9.6	1.5	228.2

Notes:

(1)    Risk parameter changes relate to changes in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD) as well as IRB model changes relating to counterparty credit risk (in line with EBA Pillar 3 Guidelines).

(2)    Credit risk models were updated during the year including LGD model for quasi governments and PD model for banks.

*unaudited

Business review   Capital and risk management

Liquidity and funding risk

Definition

Liquidity and funding risk arises when RBS is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

All the quantitative disclosures in this section are audited except for those in Liquidity metrics and Behavioural maturity.

Key developments in 2016

Liquidity position:

•         The liquidity portfolio of £164 billion covered total wholesale funding, including derivative collateral, by more than two times. The liquidity portfolio increased by £8 billion in the year driven by secondary liquidity, as the volume of mortgage assets placed into the Discount Window Facility (DWF) increased during 2016.

•         The regulatory liquidity coverage ratio (LCR) metric decreased to 123% at 31 December 2016 from 136% at the prior year end, driven by Capital Resolution run down and by UK PBB and Commercial Banking lending growth.

•         Internal stressed outflow coverage (SOC) was 139% at 31 December 2016, down from 227% in 2015, primarily due to a change in approach that restricts reliance on DWF assets.

Funding position:

•         Net stable funding ratio (NSFR) remained broadly unchanged from the prior year at 121%. This is comfortably above the minimum target of 100% and reflects RBS’s funding strategy to rely on stable customer deposits.

•         Loan:deposit ratio was 91% at the end of 2016, a 2% increase from the prior year, driven by Capital Resolution  running down more deposits than loans.

Sources of liquidity and funding

Liquidity and funding risks arise through the maturity transformation role that banks perform. It is dependent on RBS specific factors such as maturity profile, composition of sources and uses of funding and the quality and size of the liquidity portfolio. Broader market factors, such as wholesale market conditions and depositor and investor behaviour, are also contributing factors.

RBS’s primary funding sources are as follows:

Type	Description
Customer deposits	PBB and CPB deposit taking franchises.
Wholesale markets	Short-term (less than 1 year) unsecured money markets and secured repo market funding.
Term debt	Issuance of long-term (more than 1 year) unsecured and secured debt securities.

Business review   Capital and risk management

Liquidity and funding risk continued

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

Policy, framework and governance

The key elements of the liquidity and funding framework within RBS are as follows:

Type	Description
Risk appetite	Meeting regulatory and set internal risk limits for liquidity and funding.
Policies	How we manage liquidity and funding across RBS.
Governance	Management oversight and three lines of defence.

Internal liquidity and funding policies are designed to ensure that RBS:

•         Has a clearly stated liquidity and funding risk tolerance: The liquidity and funding risk tolerance forms part of RBS’s bank-wide risk appetite statement, which is overseen by the Board Risk Committee and approved by the RBS Board. The risk appetite statement defines key metrics, risk trigger levels and capacity for liquidity and funding management within RBS. The Board also sets the appetite for funding risk to ensure that stable sources of funding are used to fund RBS’s core assets. RBS monitors its liquidity positions against these risk tolerances on a daily basis. In setting risk limits the Board considers the nature of RBS’s activities, overall risk appetite, market best practice and regulatory compliance.

•         Has in place strategies, policies and practices to ensure that RBS maintains sufficient liquidity: the risk management framework determines the sources of liquidity risks and the steps that can be taken when these risks exceed certain monitored limits. These steps include when and how to use the liquid asset portfolio, and other balance sheet actions that can be undertaken.  The Asset and Liability Management Committee (ALCo), and by delegation the ALCo Technical Committee, oversees the implementation of liquidity and funding management across RBS within set risk appetite.

•         Incorporates liquidity costs, benefits and risks in product pricing and performance management: RBS uses internal funds transfer pricing to ensure liquidity costs are reflected in the measurement of business performance, and to correctly incentivise the business to source the most appropriate mix of funding.

Business review   Capital and risk management

Liquidity and funding risk continued

Regulatory oversight and liquidity framework*

RBS operates across multiple jurisdictions and is subject to a number of regulatory regimes, with the key metrics being:

Ratio	Exposure type	Description
Liquidity coverage ratio	Liquidity profile	Coverage of 30 day net cash outflows in stress - effective from 1 October 2015.
Net stable funding ratio	Structural funding profile	Required and available stable funding sources less than and greater than 1 year timeline. Effective from 1 January 2018.

The principal regulator, the PRA, has a comprehensive set of liquidity regulations which implement the Capital Requirements Directive (CRD) IV liquidity regime in the UK. To comply with the PRA regulatory framework, RBS undertakes the following:

Activity	Description
Individual Liquidity Adequacy Assessment Process (ILAAP)	An ongoing exercise to comply with best practice and regulatory standards for liquidity management.
L-SREP

An annual Liquidity Supervisory Review and Evaluation Process (L-SREP) with the PRA, that involves a comprehensive review of the RBS ILAAP, liquidity policies and risk management framework. This results in the settings of the Individual Liquidity Guidance, which influences the size and overall composition of the liquidity portfolio.

Regulatory developments

LCR is being introduced on a phased basis and UK banks are initially required to maintain a minimum 90% LCR by 1 January 2017, rising to 100% by 1 January 2018.

The Basel Committee on Banking Supervision (BCBS) published its final recommendations for implementation of the NSFR in October 2014. The proposal included an implementation date of 1 January 2018, by which time banks are expected to meet and maintain an NSFR ratio of 100%. The European Commission (EC) is due to submit a legislative proposal to the European Parliament during 2017 for implementing the NSFR in the European Union (EU). In the meantime, RBS uses the definitions from the BCBS guidelines, and its own internal interpretations, to calculate the NSFR.

Measurement, monitoring and contingency planning

In implementing the liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. Set limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

*unaudited

Business review   Capital and risk management

Liquidity and funding risk continued

Liquidity risks are reviewed at significant legal entity and business levels daily, with performance reported to ALCos at least monthly.

Any breach of internal metric limits will set in motion a series of actions and escalations outlined under the RBS Recovery Plan  (refer to page 245), which covers all legal entities within the Group. The plan sets out credible recovery options that could be implemented in the event of a severe stress to restore the business to a stable and sustainable position, focussing on addressing the bank’s capital and liquidity position.

Two significant legal entities, RBS Securities Inc and The Royal Bank of Scotland International Limited, have been requested by local regulators to maintain separate recover plans to address specific liquidity risks. These plans will be aligned to the 2017 RBS Recovery Plan to ensure they operate consistently in the event of a stress scenario.

Stress testing*

Under the liquidity risk management framework RBS maintains the ILAAP, a component of which is an assessment of net stressed liquidity outflows. RBS considers a range of extreme but plausible stress scenarios on cash flows, liquidity resources, profitability, solvency, asset encumbrance and survival horizon.

Type	Description
Idiosyncratic scenario	The market perceives RBS to be suffering from a severe stress event which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario

A market stress event affecting all participants in a market through contagion, counterparty failure and other market risks. RBS is impacted under this scenario but no more severely than any other participants with equivalent exposure.

Combined scenario

This scenario models the combined impact of an idiosyncratic and market stress occurring at once. The combined scenario reflects the contingency that a severe name-specific event occurs at RBS in conjunction with a broader market stress, causing wider damage to the market and financial sector and severely impacting funding markets and assets.

RBS uses the most severe combination of these to set the internal stress testing scenario. The results of this enable the bank to set its internal liquidity risk appetite which complements the regulatory LCR requirement.

*unaudited

Business review   Capital and risk management

Liquidity and funding risk continued

Liquidity portfolio

The size of the portfolio is determined under the liquidity risk management framework with reference to RBS’s liquidity risk appetite.

The majority of the portfolio is centrally managed by RBS Treasury, ring-fenced from the NatWest Markets trading book, and is the ultimate responsibility of the RBS Treasurer. This portfolio is held in the PRA regulated UK Domestic Liquidity Subgroup (UK DoLSub) comprising RBS’s five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company PLC.

Two of RBS's significant operating subsidiaries, RBS N.V. and Ulster Bank Ireland DAC, hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

The UK DoLSub liquidity portfolio accounted for 96% of the total liquidity portfolio; this portion is available to meet liquidity needs as they arise across RBS. The remaining liquidity reserves are held within non-UK bank subsidiaries for local use.

Separate from the liquidity portfolio, RBS holds high quality assets to meet payment systems collateral requirements; these are managed by RBS Treasury.

RBS categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets:

•         Primary liquid assets such as cash and balances at central banks, treasury bills and other high quality government and US agency bonds.

•         Secondary liquid assets are eligible as collateral for local central bank liquidity facilities, but do not meet the core local regulatory definition. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

RBS retains a prudent approach to setting the composition of the liquidity portfolio, which is subject to internal policies and limits over quality of counterparty, maturity mix and currency mix. The liquidity value of the portfolio is determined with reference to current market prices and the haircuts necessary to generate cash from the asset.

Liquidity risk
Key metrics*
The table below sets out the key liquidity and related metrics monitored by RBS. Ratios are set out in order of tenor.

	2016	2015
Liquidity portfolio	£164bn	£156bn
Liquidity coverage ratio (1)	123%	136%
Stressed outflow coverage (2)	139%	227%
Net stable funding ratio (3)	121%	121%
Loan:deposit ratio	91%	89%

Notes:

(1)    On 1 October 2015 the LCR became the PRA’s primary regulatory liquidity standard. It is a Pillar 1 metric to which the PRA apply Pillar 2 add-ons. UK banks are required to meet a minimum standard of 90% from 1 January 2017, rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions.

(2)    RBS's liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in RBS’s ILAAP. This assessment is performed in accordance with PRA guidance.

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

*unaudited

Business review   Capital and risk management

Liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, liquidity value and by carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	2016					2015
	31 December			Average		31 December			Average
	UK			UK		UK			UK
	DoLSub (1)	Other	Total	DoLSub (1)	Total	DoLSub (1)	Other	Total	DoLSub (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	66,598	2,542	69,140	56,772	59,489	67,790	1,611	69,401	67,294	69,736
Central and local government bonds
AAA rated governments	3,936	1,331	5,267	3,692	4,539	3,201	1,098	4,299	4,069	5,263
AA- to AA+ rated governments
and US agencies	19,348	1,244	20,592	18,757	21,106	18,238	3,216	21,454	11,462	22,546
Below AA rated governments	—	237	237	—	—	—	—	—	—	46
Local government	—	—	—	—	—	—	—	—	—	12
	23,284	2,812	26,096	22,449	25,645	21,439	4,314	25,753	15,531	27,867
Primary liquidity	89,882	5,354	95,236	79,221	85,134	89,229	5,925	95,154	82,825	97,603
Secondary liquidity (2)	68,007	683	68,690	65,588	66,774	59,201	1,369	60,570	54,131	57,654
Total liquidity value	157,889	6,037	163,926	144,809	151,908	148,430	7,294	155,724	136,956	155,257

Total carrying value	184,136	6,209	190,345			181,240	7,494	188,734

Notes:

(1)    The PRA regulated UK DoLSub comprising RBS’s five licensed deposit-taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company PLC. In addition, certain of RBS’s significant operating subsidiaries, RBS N.V. and Ulster Bank Ireland DAC, hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)    Comprises assets eligible for discounting at the Bank of England and other central banks.

The table below shows the liquidity value of the liquidity portfolio by currency.
Total liquidity portfolio	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m
2016	128,614	9,582	24,833	897	163,926
2015	110,289	20,861	24,574	—	155,724

Business review   Capital and risk management

Liquidity and funding risk continued

Funding risk

The composition of RBS’s balance sheet is a function of the broad array of product offerings and markets served by its core businesses. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

RBS’s asset and liability types broadly match. Customer deposits provide more funding than customer loans utilise; repurchase agreements are largely covered by reverse repurchase agreements; interbank lending and funding largely nets off and this gap has narrowed over the past five years; and derivative assets are largely netted against derivative liabilities.

Key funding metrics

The table below summarises the key funding metrics.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2016 total	13.9	34.6	59.3	80.0	12.6	(10.6)	2.0
2015 total	17.2	37.6	58.7	79.1	7.7	(7.3)	0.4

Notes:

(1)    Short-term wholesale funding is funding with a residual maturity of less than one year.

(2)    Excludes derivative cash collateral.

(3)    Primarily short-term balances.

Business review   Capital and risk management

Liquidity and funding risk continued

Funding sources
The table below shows the carrying values of the principal funding sources.

	2016			2015
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
By product	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks
Derivative cash collateral	20,674	—	20,674	20,367	—	20,367
Other deposits (1)	6,130	6,513	12,643	7,336	359	7,695
	26,804	6,513	33,317	27,703	359	28,062
Debt securities in issue
Commercial paper and certificates of deposit	3,205	3	3,208	742	202	944
Medium-term notes	3,388	15,233	18,621	6,639	15,540	22,179
Covered bonds	96	3,839	3,935	2,171	3,414	5,585
Securitisations	—	1,481	1,481	4	2,438	2,442
	6,689	20,556	27,245	9,556	21,594	31,150
Subordinated liabilities	1,062	18,357	19,419	323	19,524	19,847
Notes issued	7,751	38,913	46,664	9,879	41,118	50,997
Wholesale funding	34,555	45,426	79,981	37,582	41,477	79,059
Customer deposits
Derivative cash collateral (2)	11,487	—	11,487	10,373	—	10,373
Financial institution deposits	52,292	668	52,960	45,134	1,226	46,360
Personal deposits	162,958	1,877	164,835	154,066	3,212	157,278
Corporate deposits	123,495	1,095	124,590	130,514	1,466	131,980
Total customer deposits	350,232	3,640	353,872	340,087	5,904	345,991
Total funding excluding repos	384,787	49,066	433,853	377,669	47,381	425,050
Total repos	32,335	—	32,335	37,378	—	37,378
Total funding including repos	417,122	49,066	466,188	415,047	47,381	462,428

Notes:

(1) Includes £1.3 billion (2015 - £0.7 billion) relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long Term Refinancing Operations.

(2) Cash collateral includes £10,002 million (2015 - £9,504 million) from financial institutions.

Repos
The table below analyses repos by counterparty type.
	2016	2015
	£m	£m
Financial institutions
- central and other banks	5,239	10,266
- other financial institutions	25,652	20,130
Other corporate	1,444	6,982
Total	32,335	37,378

Key point

•         Reverse repos at 31 December 2016 were £41.8 billion (2015 - £39.9 billion). Fair value of securities received as collateral for reverse repos was £41.8 billion (2015 - £39.8 billion), of which £30.5 billion (2015 - £29.0 billion) had been rehypothecated for RBS’s own transactions, in line with normal market practice.

Business review   Capital and risk management

Liquidity and funding risk continued
Loan:deposit ratios and funding surplus/(gap)
The table below shows loans and advances to customers, customer deposits, loan:deposit ratios (LDR) and funding surplus/(gap).
	2016				2015*
	Loans and				Loans and
	advances to	Customer		Funding	advances to	Customer		Funding
	customers (1)	deposits (2)	LDR	surplus/(gap) (3)	customers (1)	deposits (2)	LDR	surplus/(gap) (3)
	£m	£m	%	£m	£m	£m	%	£m
UK PBB	132,107	145,826	91	13,719	119,705	137,840	87	18,135
Ulster Bank RoI	18,930	16,109	117	(2,821)	16,673	13,102	127	(3,571)
Commercial Banking	100,069	97,886	102	(2,183)	91,286	88,859	103	(2,427)
Private Banking	12,157	26,560	46	14,403	11,193	23,084	48	11,891
RBSI	8,774	25,176	35	16,402	7,337	21,264	35	13,927
NatWest Markets	17,417	8,384	nm	(9,033)	16,076	5,674	nm	(10,402)
Capital Resolution	12,767	9,499	134	(3,268)	23,632	26,006	91	2,374
W&G	20,546	24,166	85	3,620	20,016	24,085	83	4,069
Central items & other	256	266	nm	10	416	3,272	nm	2,856
Disposal groups	—	—	—	—	1,639	2,805	58	1,166
	323,023	353,872	91	30,849	307,973	345,991	89	38,018

Notes:

(1) Excludes reverse repo agreements and net of impairment provisions.

(2) Excludes repo agreements.

(3) Calculated as customer deposits less loans and advances to customers.

(4) nm = not meaningful.

Key points

•         The loan:deposit ratio was 91%, up from 89% at the end of 2015 as loans grew more than deposits.

•         Loan growth was driven by mortgage lending in UK PBB and corporate lending in Commercial Banking.

•         Deposit growth continued in 2016, particularly in UK PBB, Commercial Banking, Private Banking and RBSI. These increases were partially offset by deposit reductions in Capital Resolution as the business continued to run down, and the sale of the International Private Banking business.

*unaudited

Business review   Capital and risk management

Liquidity and funding risk continued
The table below shows RBS's principal funding sources.
	2016					2015
By currency	GBP	USD	EUR	Other	Total	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	11,143	2,423	17,827	1,924	33,317	5,301	3,570	17,651	1,540	28,062
Debt securities in issue
Certificates of deposit (CDs)	1,401	—	1,807	—	3,208	892	50	2	—	944
Medium-term notes (MTNs)	1,457	6,549	9,512	1,103	18,621	2,695	5,744	11,754	1,986	22,179
Covered bonds	1,134	—	2,801	—	3,935	1,079	—	4,506	—	5,585
Securitisations	175	302	1,004	—	1,481	403	713	1,326	—	2,442
	4,167	6,851	15,124	1,103	27,245	5,069	6,507	17,588	1,986	31,150
Subordinated liabilities	962	12,367	5,176	914	19,419	1,028	12,848	4,963	1,008	19,847
Wholesale funding	16,272	21,641	38,127	3,941	79,981	11,398	22,925	40,202	4,534	79,059
% of wholesale funding	20%	27%	48%	5%	100%	14%	29%	51%	6%	100%
Customer deposits	299,693	17,791	33,144	3,244	353,872	282,152	20,912	35,680	7,247	345,991
Total funding excluding repos	315,965	39,432	71,271	7,185	433,853	293,550	43,837	75,882	11,781	425,050

% of total funding	73%	9%	16%	2%	100%	69%	10%	18%	3%	100%

Notes issued - residual maturity profile by note type
The table below shows RBS's debt securities in issue and subordinated liabilities by residual maturity.

2016	Debt securities in issue
	Commercial	MTNs	Covered	Securitisations	Total	Subordinated	Total notes	Total notes
	paper and CDs		bonds			liabilities	in issue	in issue
	£m	£m	£m	£m	£m	£m	£m	%
Less than 1 year	3,205	3,388	96	—	6,689	1,062	7,751	17
1-3 years	3	4,937	871	—	5,811	2,814	8,625	18
3-5 years	—	3,323	1,883	—	5,206	483	5,689	12
More than 5 years	—	6,973	1,085	1,481	9,539	15,060	24,599	53
Total including disposal groups	3,208	18,621	3,935	1,481	27,245	19,419	46,664	100

2015
Less than 1 year	742	6,639	2,171	4	9,556	323	9,879	20
1-3 years	202	5,567	758	—	6,527	2,801	9,328	18
3-5 years	—	6,203	1,627	—	7,830	317	8,147	16
More than 5 years	—	3,770	1,029	2,438	7,237	16,406	23,643	46
Total	944	22,179	5,585	2,442	31,150	19,847	50,997	100

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

Behavioural analysis*
Contractual maturity analysis and net behavioural funding surplus/(gap) are set out below.

	Behavioural maturity				Contractual maturity
	Net surplus/(gap)				Net surplus/(gap)				Loans to customers				Customer accounts
	Less than		Greater than		Less than		Greater than		Less than		Greater than		Less than		Greater than
	1 year	1-5 years	5 years	Total	1 year	1-5 years	5 years	Total	1 year	1-5 years	5 years	Total	1 year	1-5 years	5 years	Total
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
UK PBB	3	(3)	14	14	132	(27)	(91)	14	12	29	91	132	144	2	—	146
UB RoI	—	(3)	—	(3)	14	(5)	(12)	(3)	1	6	12	19	15	1	—	16
CB	(9)	22	(15)	(2)	60	(42)	(20)	(2)	38	42	20	100	98	—	—	98
PB	1	2	12	15	22	(4)	(3)	15	5	4	3	12	27	—	—	27
RBSI	2	7	7	16	21	(2)	(3)	16	4	2	3	9	25	—	—	25
NWM (1)	3	(12)	—	(9)	(7)	(2)	—	(9)	15	2	—	17	8	—	—	8
CR (2)	—	—	(3)	(3)	2	(2)	(3)	(3)	7	3	3	13	9	1	—	10
W&G	1	—	2	3	20	(7)	(10)	3	4	7	10	21	24	—	—	24
Total	1	13	17	31	264	(91)	(142)	31	86	95	142	323	350	4	—	354

2015
UK PBB	8	1	9	18	123	(24)	(81)	18	12	27	81	120	135	3	—	138
UB RoI	3	(4)	(3)	(4)	11	(4)	(11)	(4)	1	5	11	17	12	1	—	13
CB	5	15	(22)	(2)	55	(37)	(20)	(2)	34	37	20	91	89	—	—	89
PB	1	3	8	12	18	(4)	(2)	12	5	4	2	11	23	—	—	23
RBSI	1	5	8	14	19	(3)	(2)	14	2	3	2	7	21	—	—	21
NWM (1)	(3)	(7)	—	(10)	(9)	(1)	—	(10)	14	2	—	16	5	1	—	6
CR (2)	4	(1)	(1)	2	13	(6)	(5)	2	12	7	5	24	25	1	—	26
W&G	1	2	1	4	20	(7)	(9)	4	4	7	9	20	24	—	—	24
Central	4	—	—	4	4	—	—	4	2	—	—	2	6	—	—	6
Total	24	14	—	38	254	(86)	(130)	38	86	92	130	308	340	6	—	346

Notes:

(1)  NatWest Markets

(2)  Capital Resolution

Key points

•         The net customer funding surplus has decreased by £7 billion during 2016 to £31 billion, driven by loan growth in addition to deposit rundown in Capital Resolution, partially offset by underlying deposit growth.

•         Customer deposits and customer loans are broadly matched from a behavioural perspective.

•         The net funding surplus in 2016 is concentrated in the longer dated buckets, reflecting the stable characteristics of customer deposits and lending that is behaviourally shorter dated.

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

2016	Other than held-for-trading									HFT	Total
		1-3 months	3-6 months			1-3 years	3-5 years		Total
	Less than			6 months				More than	excluding
	1 month			-1 year	Subtotal			5 years	HFT
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at
central banks	74,250	—	—	—	74,250	—	—	—	74,250	—	74,250
Bank reverse repos	1,543	197	—	—	1,740	—	—	—	1,740	11,120	12,860
Customer reverse repos	338	1,362	641	—	2,341	—	—	—	2,341	26,586	28,927
Loans to banks	9,521	237	655	38	10,451	46	—	1	10,498	6,780	17,278
Loans to customers	33,832	8,042	9,314	18,876	70,064	52,954	42,690	139,811	305,519	17,504	323,023
Personal	4,341	2,476	3,332	6,513	16,662	20,212	17,050	111,628	165,552	340	165,892
Corporate	25,112	4,859	4,475	7,243	41,689	28,338	24,222	26,148	120,397	3,702	124,099
Financial institutions
(excluding banks)	4,379	707	1,507	5,120	11,713	4,404	1,418	2,035	19,570	13,462	33,032
Debt securities	1,911	2,279	3,016	3,138	10,344	10,103	7,356	20,215	48,018	24,504	72,522
Equity shares	—	—	—	—	—	—	—	537	537	166	703
Settlement balances	5,526	—	—	—	5,526	—	—	—	5,526	—	5,526
Derivatives	455	—	—	1,178	1,633	2,319	531	306	4,789	242,192	246,981
Total financial assets
excluding disposal groups	127,376	12,117	13,626	23,230	176,349	65,422	50,577	160,870	453,218	328,852	782,070
Disposal groups	13	—	—	—	13	—	—	—	13	—	13
Total financial assets	127,389	12,117	13,626	23,230	176,362	65,422	50,577	160,870	453,231	328,852	782,083

Bank repos	917	197	—	—	1,114	—	—	—	1,114	4,125	5,239
Customer repos	3,910	—	—	—	3,910	—	—	—	3,910	23,186	27,096
Deposits by banks	5,632	462	31	2	6,127	1,284	5,000	150	12,561	20,756	33,317
Customer accounts	324,109	5,785	3,665	4,485	338,044	2,846	167	37	341,094	12,778	353,872
Personal	155,417	2,971	1,689	2,881	162,958	1,877	—	—	164,835	—	164,835
Corporate	119,156	1,759	1,493	758	123,166	769	98	34	124,067	2,008	126,075
Financial institutions
(excluding banks)	49,536	1,055	483	846	51,920	200	69	3	52,192	10,770	62,962
Debt securities in issue	1,061	1,040	2,170	1,987	6,258	5,586	4,808	8,979	25,631	1,614	27,245
Settlement balances	3,645	—	—	—	3,645	—	—	—	3,645	—	3,645
Short positions	—	—	—	—	—	—	—	—	—	22,077	22,077
Derivatives	—	205	405	—	610	1,329	584	1,534	4,057	232,418	236,475
Subordinated liabilities	684	162	115	101	1,062	2,814	483	15,060	19,419	—	19,419
Other liabilities	2,028	—	—	—	2,028	—	—	—	2,028	—	2,028
Total financial liabilities	341,986	7,851	6,386	6,575	362,798	13,859	11,042	25,760	413,459	316,954	730,413

Business review   Capital and risk management

Liquidity and funding risk continued
2015	Other than held-for-trading									HFT	Total
		1-3 months	3-6 months			1-3 years	3-5 years		Total
	Less than			6 months				More than	excluding
	1 month			-1 year	Subtotal			5 years	HFT
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances
at central banks	79,939	—	—	—	79,939	—	—	—	79,939	—	79,939
Bank reverse repos	535	748	—	—	1,283	—	—	—	1,283	11,069	12,352
Customer reverse repos	26	—	—	—	26	—	—	—	26	27,532	27,558
Loans to banks	7,425	217	17	27	7,686	—	21	1	7,708	11,295	19,003
Loans to customers	34,439	8,039	8,501	17,243	68,222	50,822	41,151	130,219	290,414	17,559	307,973
Personal	5,875	2,575	3,277	5,805	17,532	19,113	15,640	99,778	152,063	35	152,098
Corporate	23,976	4,932	4,072	7,699	40,679	26,460	24,046	28,126	119,311	4,644	123,955
Financial institutions
(excluding banks)	4,588	532	1,152	3,739	10,011	5,249	1,465	2,315	19,040	12,880	31,920
Debt securities	3,246	2,766	5,662	2,866	14,540	7,199	6,932	17,988	46,659	35,857	82,516
Equity shares	—	—	—	—	—	—	—	725	725	660	1,385
Settlement balances	4,116	—	—	—	4,116	—	—	—	4,116	—	4,116
Derivatives	484	—	—	1,106	1,590	1,571	433	231	3,825	258,719	262,544
Total financial assets	130,210	11,770	14,180	21,242	177,402	59,592	48,537	149,164	434,695	362,691	797,386

Bank repos	609	—	—	—	609	—	—	—	609	9,657	10,266
Customer repos	1,542	—	—	—	1,542	—	—	—	1,542	25,570	27,112
Deposits by banks	6,023	536	30	739	7,328	—	—	265	7,593	20,469	28,062
Customer accounts	315,641	5,101	4,023	4,455	329,220	4,372	427	61	334,080	11,911	345,991
Personal	145,786	3,131	1,826	3,323	154,066	3,199	13	—	157,278	—	157,278
Corporate	126,306	1,314	1,689	830	130,139	786	364	57	131,346	1,503	132,849
Financial institutions
(excluding banks)	43,549	656	508	302	45,015	387	50	4	45,456	10,408	55,864
Debt securities in issue	442	3,410	1,523	2,727	8,102	5,666	7,513	5,986	27,267	3,883	31,150
Settlement balances	3,397	—	—	—	3,397	—	—	—	3,397	—	3,397
Short positions	—	—	—	—	—	—	—	—	—	20,809	20,809
Derivatives	—	144	291	—	435	605	413	1,150	2,603	252,130	254,733
Subordinated liabilities	4	162	88	69	323	2,801	317	16,406	19,847	—	19,847
Other liabilities	1,886	—	—	—	1,886	—	—	—	1,886	—	1,886
Total financial liabilities	329,544	9,353	5,955	7,990	352,842	13,444	8,670	23,868	398,824	344,429	743,253

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

•         Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.

•         Not currently encumbered. In this category, RBS has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

Balance sheet encumbrance
	Encumbered as a result of transactions with				Pre-positioned	Unencumbered assets not pre-positioned
2016	counterparties other than central banks				& encumbered	with central banks
	Covered				assets held
	bonds &		Repos &		at central	Readily	Other	Cannot
	securitisations	Derivatives	similar (2)	Total (3)	banks (4)	available	available	be used	Total	Total
	(1) £bn	£bn	£bn	£bn	£bn	(5) £bn	(6) £bn	(7) £bn	£bn	£bn
Cash and balances
at central banks	—	—	4.0	4.0	—	70.2	0.1	—	70.3	74.3
Loans and advances
- banks	1.2	6.7	0.7	8.6	—	8.1	0.5	0.1	8.7	17.3
- residential mortgages
- UK	10.1	—	—	10.1	97.9	19.8	9.5	—	29.3	137.3
- Irish	7.1	—	—	7.1	1.5	5.7	—	0.1	5.8	14.4
- US	0.3	—	—	0.3	—	—	—	—	—	0.3
- credit cards	—	—	—	—	—	4.0	0.3	—	4.3	4.3
- personal loans	—	—	—	—	—	6.2	3.3	—	9.5	9.5
- other	0.1	17.0	—	17.1	6.1	5.9	105.6	22.5	134.0	157.2
Reverse repos	—	—	—	—	—	—	—	41.8	41.8	41.8
Debt securities	—	2.8	35.4	38.2	—	33.2	0.8	0.3	34.3	72.5
Equity shares	—	—	0.1	0.1	—	0.3	0.2	0.1	0.6	0.7
Settlement balances	—	—	—	—	—	—	—	5.5	5.5	5.5
Derivatives	—	—	—	—	—	—	—	247.0	247.0	247.0
Intangible assets	—	—	—	—	—	—	—	6.5	6.5	6.5
PP&E	—	—	—	—	—	—	3.1	1.5	4.6	4.6
Deferred tax	—	—	—	—	—	—	—	1.8	1.8	1.8
Other assets	—	—	—	—	—	—	—	3.7	3.7	3.7
	18.8	26.5	40.2	85.5	105.5	153.4	123.4	330.9	607.7	798.7

For the notes to this table refer to the following page.

Business review   Capital and risk management

Liquidity and funding risk continued

	Encumbered as a result of transactions with				Pre-positioned	Unencumbered assets not pre-positioned
2015	counterparties other than central banks				& encumbered	with central banks
	Covered				assets held
	bonds &		Repos &		at central	Readily	Other	Cannot
	securitisation	Derivatives	similar (2)	Total	banks (4)	available	available	be used	Total	Total
	(1) £bn	£bn	£bn	£bn	£bn	(5) £bn	(6) £bn	(7) £bn	£bn	£bn
Cash and balances
at central banks	—	—	2.5	2.5	—	77.3	0.1	—	77.4	79.9
Loans and advances
- banks	1.5	11.0	0.4	12.9	—	4.3	1.3	0.5	6.1	19.0
- residential mortgages
- UK	15.2	—	—	15.2	81.3	18.6	8.4	—	27.0	123.5
- Irish	7.4	—	—	7.4	1.2	4.0	—	0.1	4.1	12.7
- credit cards	—	—	—	—	—	4.4	0.2	—	4.6	4.6
- personal loans	—	—	—	—	—	6.0	5.1	—	11.1	11.1
- other	0.8	17.2	0.4	18.4	8.3	8.9	98.4	22.1	129.4	156.1
Reverse repos	—	—	—	—	—	—	—	39.9	39.9	39.9
Debt securities	—	2.9	31.9	34.8	—	47.2	0.5	—	47.7	82.5
Equity shares	—	—	—	—	—	0.8	0.2	0.4	1.4	1.4
Settlement balances	—	—	—	—	—	—	—	4.1	4.1	4.1
Derivatives	—	—	—	—	—	—	—	262.5	262.5	262.5
Intangible assets	—	—	—	—	—	—	—	6.5	6.5	6.5
PP&E	—	—	0.3	0.3	—	—	3.1	1.1	4.2	4.5
Deferred tax	—	—	—	—	—	—	—	2.6	2.6	2.6
Other assets	—	—	—	—	—	—	—	4.5	4.5	4.5
	24.9	31.1	35.5	91.5	90.8	171.5	117.3	344.3	633.1	815.4

Notes:

(1)    Covered bonds and securitisations include securitisations, conduits and covered bonds.

(2)    Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations.

(3)    Total assets encumbered as a result of transactions with counterparties other than central banks are those that have been pledged to provide security and are therefore not available to secure funding or to meet other collateral needs.

(4)    Assets pre-positioned at the central banks include loans provided as security as part of funding schemes and those encumbered under such schemes.

(5)    Readily available for encumbrance: including assets that have been enabled for use with central banks but not pre-positioned; cash and high quality debt securities that form part of RBS’s liquidity portfolio and unencumbered debt securities.

(6)    Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(7)    Cannot be used includes:

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

Business review   Capital and risk management

Business risk*

Definition and sources of risk

Business risk arises as a result of RBS’s exposure to the macro-environment, to the competitive environment, and to technological changes. In addition, internal factors such as volatility in sales volumes, and input costs, and other operational risks such as RBS’s ability to assess the business operating environment, or to execute its chosen strategy, contribute to business risk.

Key developments in 2016

The Board has ultimate responsibility for business risk and for approving strategic plans, initiatives and changes to strategic direction.

RBS’s strategic planning process is managed by Strategy and Corporate Development. The Risk and Finance functions are key contributors to strategic planning.

Responsibility for the day-to-day management of business risk lies primarily with the franchises, with oversight by the Finance function. The franchises are responsible for delivery of their business plans and the management of such factors as pricing, sales volumes, marketing expenditure and other factors that can introduce volatility into earnings.

Business risk is identified and managed at the product and transaction level. Estimated revenue, costs and capital are key considerations in the design of any new product or in any new investment decision.

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

RBS continued to reduce its business risk profile by implementing its strategic plan to shift the business mix towards the UK and retail and commercial banking segments, with higher risk activities in NatWest Markets and Capital Resolution curtailed through disposals and run-downs.

RBS also continued with its simplification and cost reduction programmes.

Market conditions have become more volatile following the EU referendum result, and RBS has been closely monitoring and assessing the operating environment and its impact on business risk.

*unaudited

Business review   Capital and risk management

Reputational risk*

Definition and sources of risk

Reputational risk can arise from the conduct of employees; activities of customers and the sectors and countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

Key developments in 2016

Reputational risk has Board-level oversight reinforced by a Reputational Risk Policy. The Board Risk Committee and Board Sustainable Banking Committee are responsible for overseeing how RBS manages its reputation. The Board’s oversight of reputational issues is supported by the senior RBS-wide Reputational Risk Forum (RRF) which opines on cases that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the Executive Risk Forum (ERF), also acts as a central forum to review sector or theme-specific reputational risk acceptance positions, including Environmental, Social and Ethical risk positions.

RBS articulated its appetite for reputational risk through the implementation of a qualitative reputational risk appetite statement and framework. This has improved the identification, assessment and management of customers and issues that present a material reputational risk, resulting in a greater awareness and focus on the importance of this risk and an increase in the number of cases brought to franchise and RBS-wide Reputational Risk fora.

Reputational risk is mitigated through the policy and governance framework, with ongoing staff training to ensure early identification, assessment and escalation of material issues.

The most material threats to RBS’s reputation continued to originate from historical and more recent conduct issues. As a result, RBS has been the subject of investigations and reviews by a number of its regulators, some of which have resulted in fines and public censure. Refer to the Litigation, investigations and reviews section of Note 31 on the consolidated accounts on page 459.

*unaudited

Business review   Capital and risk management

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

Sources of risk

Conduct and regulatory risk exists across all stages of RBS’s relationships with its customers, from the development of its business strategies, to post-sales processes. The activities through which conduct risk may arise are varied and include product design, marketing and sales, complaint handling, staff training, and handling of confidential Insider Information. Conduct risk also exists if RBS does not take effective action to prevent fraud, bribery and money laundering. Regulatory risk arises from the regulatory, business or operating environment and from RBS’s response to it. As set out in the Litigation, investigations and reviews section in Note 30 on the consolidated accounts, RBS and certain members of staff are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key regulatory and conduct developments in 2016

RBS continued to remediate historical conduct issues, while also focusing its customer-facing businesses and support functions around the needs of its customers including the delivery of a number of regulatory change programmes. Conduct and litigation costs were £5.9 billion in 2016 compared with £3.6 billion in 2015.

•         The remediation of PPI continued, with the FCA due to update on policy during the first quarter of 2017. Provisioning was increased by £601 million principally to cover the potential pushing back of the time bar.

•         On 8 November, RBS announced it would be taking two steps in relation to the FCA’s S166 review into GRG, firstly to implement a complaints process with independent third-party oversight for all customers in scope and secondly to provide an automatic refund of complex fees paid by in-scope SME customers. The FCA review is ongoing and the final report findings are awaited.

•         RBS made a provision for the industry-wide review by the Central Bank of Ireland on the treatment of customers who were sold mortgages with a tracker interest rate or with a tracker interest rate entitlement.

•         Following the outcome of the FCA’s thematic review on Packaged Bank Accounts, NatWest was required to provide an attestation that it is compliant with FCA rules.

•         The application of the revised Markets in Financial Instruments Directive and Regulation (MiFID II/MiFIR) was delayed by a year to January 2018, while UK and EU regulators published several consultations on its implementation.

•         The Market Abuse Regime took effect from July 2016.

•         The UK’s Senior Managers and Certification regime was successfully implemented.

•         Work continues on the UK’s ring-fencing requirements.

*unaudited

Business review   Capital and risk management

Conduct and regulatory risk* continued

The Conduct Risk Appetite Framework was established in 2015 and continues to be embedded across RBS.

The Conduct Risk Appetite Framework is divided into seven pillars, ensuring that conduct risk exposures are understood and managed in accordance with agreed risk appetite. The Conduct Risk Appetite Framework requires regular and consistent assessment through periodic Conduct Performance Assessment, reporting of risk exposures and the operating effectiveness of controls, across the businesses.

Product profitability and pricing structures are fair and transparent

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

*unaudited

Business review   Capital and risk management

Conduct and regulatory risk* continued

Governance

RBS defines appropriate standards of conduct and drives adherence to those standards through its framework for managing conduct and regulatory risk. The Board and its senior committees receive updates on conduct risk exposures and action plans through regular reporting.

Key elements of the governance structure are set out below:

•         The Conduct & Regulatory Affairs (C&RA) Executive Committee considers emerging material risks and issues, and implements Board and Executive Committee risk management policy decisions;

•         The Financial Crime Accountable Executive Committee (accountable to the Executive Risk Forum) ensures that the customer businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively; and

•         The Mandatory Change Advisory Committee, reports to the Bank-Wide Investment Committee, acting as the reception committee for reviewing externally mandated changes that may affect RBS. It also recommends appropriate responses, including change implementation activities. In doing so, it determines which businesses or functions own individual risks; and commissions and reviews impact assessments from customer businesses and functions.

Plans to merge parts of the C&RA function with Risk management were announced in December 2016 to take effect from 1 January 2017. The change is designed to take advantage of synergies across the risk, conduct and regulatory agendas. Regulatory Affairs will move to Corporate Governance & Secretariat, and Remediation and Complaints will move to Services’ Chief Operating Office.

Controls and assurance

Under the Policy framework, there are 19 conduct risk policies. Each policy is designed to provide both high-level direction and RBS-wide requirements. The policies ensure RBS meets its regulatory obligations. They also provide the necessary clarity to staff on their conduct obligations.

RBS’s Regulatory Affairs department separately oversees regulatory developments, interactions with regulators and regulatory approvals for individuals.

Assurance and monitoring activities are essential to measure the extent to which RBS manages its delivery of specific customer outcomes.

Risk assessments are used to identify material conduct risks and implement key controls across all business areas. The risk assessment process is designed to confirm that risks are effectively managed and prioritised, as well as ensure controls are tested.

Scenario analysis is used to assess the impact of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect RBS’s financial performance or reputation and are an important component in the operational risk framework and capital model.

 *unaudited

Business review   Capital and risk management

Conduct and regulatory risk* continued

Risk appetite

The conduct risk appetite framework has now been embedded and the Conduct Performance Assessment, which forms part of it, facilitates a consistent approach across RBS for assessing conduct and regulatory risk.

Risk appetite statements, in line with RBS-wide risk appetite, articulate the levels of risk which franchises and functions must not exceed. Where businesses are operating outside of appetite, the problems are addressed through agreed risk mitigation plans.

Risk monitoring and measurement

The Board and senior RBS committees receive updates on conduct risk exposures and action plans through monthly reporting. The reporting is intended to be focused, forward-looking and action-oriented.

The most material conduct matters are reported to the appropriate committees, including the Board, the Group Audit Committee and Board Risk Committee.

An annual Money Laundering Reporting Officer’s Report is submitted to the Board and the FCA. This covers RBS’s Anti-Money Laundering (AML) framework and the operation and effectiveness of the systems and controls in place to comply with AML laws and regulations. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions as well as embargoes and export controls.

The Group Audit Committee is provided with a whistleblowing report on a biannual basis. It details cases by internal reporting categories based on the RBS definition of whistleblowing, which is contained within RBS’s Speak Up policy.

The policy encompasses both the legislative definition contained within the Public Interest Disclosure Act 1998 and the regulatory definition within FCA and PRA regulations and guidance. It extends these to include conduct or behaviour which does not meet the expected bank standards documented in Our Code. The whistleblowing report identifies underlying trends and highlights the outcomes of investigations.

Each business within RBS has enhanced its use of management information by linking it to the risk appetite statement. This is required to help ensure appropriate customer outcomes are delivered and that the management information is compliant with the Basel Committee on Banking Supervision’s principles for effective risk data aggregation and risk reporting.

Risk mitigation

Information is communicated to each customer-facing business and function about regulatory developments and discussions with regulators. This helps identify and execute any required mitigating changes to strategy or to business models.

Early identification and effective management of changes in legislation and regulation are critical to the successful mitigation of conduct and regulatory risk. The effects of all changes are managed to ensure timely compliance readiness. Changes assessed as having a ‘High’ or ‘Medium-High’ impact are managed closely.

*unaudited

Business review   Capital and risk management

Operational risk*

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risk may directly affect customers, lead to financial loss or damage RBS’s reputation (for example, a major IT systems failure or fraudulent activity). There can also be a link between operational risk failures and conduct risk issues.

All the disclosures in this section are unaudited.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Key developments in 2016

During 2016, RBS’s operational risk management framework was enhanced with improved links between risk appetite and risk exposures. This underpins an appropriate risk-based approach to operational risk management.

The year also saw a continued focus on the risks arising from the execution of major projects, including the Transformation programme, the restructuring of NatWest Markets (formerly CIB), preparations for the implementation of the Independent Commission on Banking’s ring-fencing proposals, the planned divestment of Williams & Glyn, and the impact on RBS’s control environment due to cost reduction measures. These are essential to the achievement of RBS’s strategic objectives and, accordingly, Operational Risk continued to oversee these, ensuring the associated risks were assessed and understood with mitigating activity in place wherever possible.

There was also a continued strong focus on RBS’s enhanced  risk and control assessment methodology. This approach enhances understanding of the risk profile for the most critical products and services. As a core aspect of  the Controls Transformation Programme, the new approach, building on design in 2015, continued to be rolled out and embedded across the organisation. A significant number of assessments were carried out during 2016 in order to identify and quantify the most material risks to key products and services. Refer to page 278 for further details.

*unaudited

Business review   Capital and risk management

Operational risk* continued

The external fraud threat environment across the industry continued to escalate in 2016, with this trend predicted to continue. RBS has put in place a collective bank-wide response plan to the increased threat. This aligns fraud prevention programmes across the bank with the objective of mitigating the customer and financial impacts of external fraud. The plan successfully delivered key strategic programmes in 2016 that enhanced RBS’s fraud prevention and detection capabilities, enabling it to limit the impact of fraudulent activity on its customers. As a result RBS recorded an increase in its fraud detection rates in the second half of 2016. RBS is also supporting an industry-led education initiative in 2017-2018 which will offer advice to help the public protect themselves from preventable financial fraud. The initiative is led by Financial Fraud Action UK Ltd and is being delivered in conjunction with the Home Office, law enforcement and other banks.

The information and cyber security risk facing RBS continues to change in line with the constantly evolving threat environment in which it operates. Internal security improvement programmes continue to progress RBS-wide, developing new, and strengthening existing controls to protect RBS and its customers. RBS continuously develops and utilises pro-active threat management and intelligence processes to understand, manage and mitigate credible threats.

Throughout 2016 RBS has decommissioned a number of internet-facing websites thus reducing the attack surface visible to external parties such as hackers and fraudsters. Improvements have also been made to access controls for RBS systems. Internal training programmes continue to ensure all employees are fully aware of the constant threats facing RBS and remain vigilant to unauthorised attempts by internal or external parties to access systems and data.

Risk governance

A strong Operational Risk management function is vital to support RBS’s ambitions to serve its customers better. Improved management of operational risk against a defined appetite directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The Operational Risk function, part of the second line of defence, undertakes a leadership role and is tasked with delivering a robust operational risk management framework and culture across RBS. The Director of Operational Risk reports to the Chief Risk Officer.

The Operational Risk function is responsible for the design, development, delivery and continuous improvement of the operational risk management framework. The Operational Risk Policy is incorporated into the RBS Policy Framework and provides direction for the consistent identification, assessment, management, monitoring and reporting of operational risk. Through a network of oversight teams, the function seeks to ensure the integrity of the framework, and manages overall operational risk profile against risk appetite.

*unaudited

Business review   Capital and risk management

Operational risk* continued

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum (ERF), acts on all operational risk matters. This includes reviewing operational risk exposure against risk appetite; identifying and assessing both current and emerging material operational risks; reviewing and monitoring the operational risk profile; and reviewing and approving material operational risk policy management framework changes.

Controls and assurance

The Control Environment Certification (CEC) process is a half yearly self-assessment by the CEOs of RBS’s customer-facing franchises and business units, as well as the heads of the bank’s support and control functions. It gives an assessment on the adequacy and effectiveness of the internal control environment in a consistent and comparable manner, highlighting areas where targeted effort is needed to meet the standards required in order to create a safer and more secure bank for customers. It covers material risks and the key controls that underpin them, including financial, operational and compliance controls, as well as the supporting risk management frameworks.

The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and the progress made to improve the control environment, are reported to the Board, the Group Audit Committee and the Board Risk Committee (BRC). They are also shared with external auditors.

The CEC process helps to ensure compliance with the RBS Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the Compliance report section on page 150), and certain requirements of the UK Corporate Governance Code.

Risk appetite

The operational risk appetite framework supports effective management of key operational risks. It expresses the level and types of operational risk the bank is willing to accept in order to achieve its strategic objectives and business plans.

RBS’s operational risk appetite is expressed through a set of qualitative risk appetite statements and quantitative measures which are defined at an aggregate, bank-wide and individual business level. Appetite covers RBS’s most material operational risks, defined by a materiality assessment, which in turn considers past, current and future risk exposures. Appetite exposures for all material risks are regularly reported to business risk committees, the OREC, ERF and BRC.

The aggregation of operational risk appetite drives measurement of how effectively RBS is managing its material risks across the core components of the operational risk management framework.  It provides for an aggregate view of risk appetite, risk and control profile, loss and event data management and control environment.

*unaudited

Business review   Capital and risk management

Operational risk* continued

Above these sit an RBS-level operational risk appetite statement which encompasses the full range of operational risks. This drives the strategic risk measurement of stakeholder confidence and is reviewed annually by the ERF. The statement is supported by three simple measures: (i) the relationship between operational risk losses and RBS’s gross income; (ii) metrics covering control environment performance; and (iii) the requirement for the material RBS-wide operational risks to be managed within risk appetite.

Risk identification and assessment

Across all business areas, risk and control assessments are used to identify and assess material operational and conduct risks and key controls. To support identification of risk concentrations, all risks and controls are mapped to the risk directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively.

During 2016, work continued on rolling out and embedding the enhanced end-to-end risk and control assessment methodology originally developed in 2015. This approach, which strengthens understanding of the risk profile of key products and services, is used to identify and quantify the most material operational risks. Subject matter experts and key stakeholders are engaged from across RBS to underpin management action in line with RBS’s financial and non-financial appetite statement. Assessments were carried out on a number of critical products and services during 2016. The results of these assessments support RBS’s on-going journey to build on, and enhance, its control environment.

Risk mitigation

Risks are mitigated through the application of key preventative and detective controls. This is an integral step in the risk assessment methodology, which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls.

These key controls are regularly assessed for adequacy and tested for effectiveness. The control testing results are monitored and, where a material change in performance is identified, it results in a re-evaluation of the associated risk.

RBS purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements.

Risk monitoring

Monitoring and reporting are part of RBS’s operational risk management processes, which aim to ensure that risks are identified, considered by senior executives, and managed effectively. The most material operational risks and their position relevant to risk appetite are regularly reviewed at the OREC, along with any emerging risks and the actions taken to mitigate them. These are also reported to the BRC and the ERF. Exposures specific to each business are communicated through regular risk and control reports discussed at business risk committees.

*unaudited

Business review   Capital and risk management

Operational risk* continued

Risk measurement

RBS uses the standardised approach to calculate its operational risk capital requirement. This is based upon multiplying three years’ average historical gross income by coefficients set by the regulator based on type of income.

As part of the wider ICAAP an operational risk economic capital model is used as a key capital benchmark. The model uses loss data and scenario analysis inputs from the operational risk framework, plus external loss data and certain other factors to provide a risk-sensitive view of RBS’s operational risk capital requirement.

Scenario analysis is used to assess how extreme but plausible operational risks will affect RBS. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to  the Capital risk section for operational risk capital requirement figures.

Event and loss data management

The operational risk event and loss data management process ensures RBS captures and records operational risk loss events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk.

The most serious events are escalated in a simple, standardised process to all senior management, by way of a ‘Group Notifiable Event Process’.

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2016 may relate to events that occurred, or were identified in, prior years.

*unaudited

Business review   Capital and risk management

Operational risk* continued

Percentage and value of events

At 31 December 2016, events aligned to the ‘clients, products and business practices’ event category accounted for 99% of RBS’s operational risk losses (compared to 98% in 2015). These losses primarily resulted from new conduct-related provisions in respect of RBS's issuance and underwriting of residential mortgage-backed securities (RMBS), the majority settlement of the 2008 shareholder litigation, the automatic refund of complex fees paid by SME customers in RBS's Global Restructuring Group and further increased provisions relating to Payment Protection Insurance, together with other regulatory settlements.

A small number of operational risk events contributed a high percentage of the total losses. In 2016, around 1% of the events contributed 97% of the losses. This was in line with 2015.

	Value of events				Volume of events (1)
	£m		Proportion		Proportion
	2016	2015	2016	2015	2016	2015
Fraud	51	40	1%	1%	79%	78%
Clients, products and business practices	6,282	3,449	99%	98%	13%	14%
Execution, delivery and process management	15	23	—	1%	8%	7%
Employment practices and workplace safety	1	15	—	—	—	1%
	6,349	3,527	100%	100%	100%	100%

Note:

 (1)  The calculation in the above table is based on the volume and value of events where the associated loss is more than or equal to £10,000.

*unaudited

Business review   Capital and risk management

Pension risk*

Definition

Pension obligation risk is the risk to RBS caused by its contractual or other liabilities to or with respect to a pension scheme (whether established for its employees or those of a related company or otherwise). It also means the risk that RBS will make payments or other contributions to or with respect to a pension scheme because of a moral obligation or because RBS considers that it needs to do so for some other reason.

Sources of risk

RBS has exposure to pension risk through its defined benefit schemes worldwide. The five largest schemes, which represent around 97% of RBS’s pension liabilities are: the Main Section of The Royal Bank of Scotland Group Pension Fund (the Main scheme), the AA Section of The Royal Bank of Scotland Group Pension Fund,  the Ulster Bank Pension Scheme, the Ulster Bank Pension Scheme (Republic of Ireland), and the Royal Bank of Scotland International Pension Trust. The Main scheme is the principal source of pension risk. Further detail on the Group’s pension obligations can be found in Note 4 on the consolidated accounts.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. RBS is exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are insufficient to meet liabilities as they fall due. In such circumstances, RBS could be obliged (or might choose) to make additional contributions to the schemes, or be required to hold additional capital to mitigate this risk.

Prior to 6 April 1997 individuals who contracted out of the UK State Second Pension were entitled to a Guaranteed Minimum Pension (GMP). Men accrued GMP at different rates to women. The Government intends that GMP should be equalised but until the mechanism is defined, pension funds are uncertain of their obligations.  In the meantime, no allowance is made for GMP equalisation in the IAS 19 defined benefit obligations and risk disclosures.

Key developments in 2016

As part of the 31 December 2015 triennial valuation, RBS made a single £4.2 billion payment to the RBS Group Pension Fund in March 2016, instead of a series of annual contributions up to 2023, removing an element of pension risk. RBS and the trustee also agreed that the next valuation of the RBS Group Pension Fund will take place as at 31 December 2018, giving certainty to pension funding commitments until at least 2020.

*unaudited

Business review   Capital and risk management

Pension risk* continued

Throughout 2016, various pension risk stress-testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios to meet integrated Bank of England and European Banking Authority stress-testing requirements. For more information on stress testing, refer to the following page.

Governance

The Main scheme operates under a trust deed. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of National Westminster Bank Plc. The trustee board comprises six directors selected by RBS and four directors nominated by members. The trustee is supported by RBS Investment Executive Ltd (RIEL), which specialises in pension investment strategy.

The Pension Committee (PC) chaired by the RBS Chief Risk Officer, acts as a sub-committee of the RBS Asset and Liability Committee (ALCo) and formulates RBS’s view of pension risk. The PC considers mechanisms that could potentially be used for managing risk within the funds as well as financial strategy. It also reviews actuarial assumptions from a sponsor perspective as appropriate. The PC is a key component of RBS’s approach to managing pension risk and it reviews and monitors risk management, asset strategy and financing issues on behalf of RBS. The PC also serves as a formal link between RBS, RIEL and the trustee.

For further information on Risk governance, refer to page 224.

Risk appetite

Investment policy for the schemes is defined by the trustee with input from RIEL and other specialist advisers employed by the trustee. While the trustee is responsible for the management of the scheme assets, it consults with RBS on material changes to the Main scheme’s risk appetite and investment policy.

RBS maintains an independent view of the risk inherent in pension funds, with an associated risk appetite, and has defined metrics against which risk is measured. In addition to the scrutiny provided by the PC, RBS undertakes regular pension risk monitoring and reporting to the Board and the BRC on the material pension schemes that RBS has an obligation to support.

Risk mitigation

The trustee has taken measures to mitigate inflation and interest rate risks, both by investing in suitable financial assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The assets of the Main scheme, which represented around 89% of RBS’s pension plan assets at 31 December 2016, are invested in a diversified portfolio. This includes quoted and private equity, government and corporate fixed interest and index-linked bonds, property and other alternative assets.

*unaudited

Business review   Capital and risk management

Pension risk* continued

Risk monitoring and measurement

Pension risk reports are submitted quarterly in the RBS Risk and Conduct Report. The report includes a measurement of the overall deficit or surplus position, estimated capital requirements, and an assessment of the associated assets and liabilities.

RBS also undertakes stress tests and scenario analyses on its material defined benefit pension schemes each year as part of its risk measurement framework. These stress tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the ICAAP as well as additional stress tests for a number of internal management purposes.

Pension stress tests take the form of both stochastic and deterministic stresses over time horizons ranging from instantaneous to five years in duration. They are designed to examine the behaviour of the pension schemes’ assets and liabilities under a range of financial and demographic shocks. The results of the stress tests and their consequential impact on RBS’s balance sheet, income statement and capital position are incorporated into the overall RBS-wide stress test results.

*unaudited

Business review   Capital and risk management

Pension risk* continued

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’). It includes changes in interest rates and equity values at the year-end, taking account of the current asset allocation and hedging arrangements. Asset sensitivity to changes in nominal yields increased over the year as swap yields fell at longer durations.

	Change in	Change in	Change in
	value of	value of	net pension
	assets	liabilities	obligations
2016	£m	£m	£m
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	1,048	502	546
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,485	1,552	(67)
Fall in AA credit spreads of 0.25% at all durations with no change in nominal or real swap yields
or other credit spreads	9	2,074	(2,065)
Fall in equity values of 10%	(905)	—	(905)

2015
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	874	363	511
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,029	1,104	(75)
Fall in AA credit spreads of 0.25% at all durations with no change in nominal or real swap yields
or other credit spreads	7	1,526	(1,519)
Fall in equity values of 10%	(667)	—	(667)

The chart below shows the pension liability cash flow profile, allowing for expected indexation of future payments.  The majority of expected cash flows (80%) are anticipated within the next 40 years.  The profile will vary depending on the assumptions made regarding inflation expectations and mortality.

*unaudited

Business review   Capital and risk management

Credit risk: management basis

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

The following disclosures in this section are audited:

•       Risk assessment and monitoring

•       Portfolio overview - geography

•       Wholesale credit risk management

o   Risk mitigation

o   Problem debt management - Forbearance

o   Key credit portfolios - Commercial Real Estate LTV distribution

•       Personal credit risk management

o   Problem debt management - Forbearance

o   Overview of personal portfolios - Forbearance, mortgage balances, and LTV distribution.

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

Derivatives and securities financing - RBS enters into derivatives contracts and securities financing transactions. These result in counterparty credit risk, which is the risk of financial loss arising from the failure of a counterparty to meet obligations that vary in value by reference to a market rate or asset price. To mitigate the risk of loss, collateral and netting are used along with the additional legal rights provided under the terms of over-the-counter contracts.

Debt securities - RBS holds some debt securities for liquidity management purposes and is exposed to credit risk as a result.

Other activities - RBS is exposed to settlement risk through its activities in foreign exchange, trade finance and payments.

Key developments in 2016*

Credit quality - The portfolio was reduced due to strategic disposals and the ongoing run-off of assets in Capital Resolution, although this was offset by the depreciation of the value of sterling relative to most major currencies. Asset quality remained stable against a backdrop of challenging economic conditions in the Shipping and Natural Resources sectors.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

UK personal lending -  The increase in the UK Personal portfolio was driven by significant mortgage lending activity. Underwriting standards are constantly monitored to ensure that they remain adequate in the current market environment and were not weakened to sustain the growth observed during the period. The UK unsecured lending portfolio remained stable during the year with no material changes to asset quality.

Shipping - RBS is winding down its shipping portfolio and has also disposed of assets during the year. RBS continues to witness difficult market conditions which are affecting vessel values and contributing to high levels of forbearance and impairments.

Natural Resources - The Oil & Gas sector continued to be affected by low oil prices which are predominantly due to over- supply. Exposures to the Oil & Gas sector were further reduced during 2016 and credit quality remained strong with the majority of the portfolio investment grade. The prolonged challenging market conditions did however result in a limited number of customers experiencing financial stress during the year, which resulted in impairments in the sector. For further information, refer to the Key credit portfolios section on page 308.

Credit risk measurement .RBS has changed its measure of credit risk exposure from Credit Risk Assets (CRA) to Current Exposure (CE) and Potential Exposure (PE). This change is discussed further on page 289.

Risk of Credit Loss - A new framework for managing problem debts in the wholesale portfolio was introduced during the year.  The framework is discussed in detail on page 302.

IFRS 9 - The new IFRS 9 accounting requirement for loan impairments will draw extensively on the bank’s risk models and measures in the calculation of expected credit loss required by the standard. A cross-functional programme involving teams in Finance, Risk and Services is delivering the additional capabilities in terms of models, systems and operational processes.

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

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

The key elements of the credit risk management function are set out below.

Element	Managed by	Description
Leadership	GCCO	The GCCO has overall responsibility for the credit risk function. The GCCO chairs the Credit Risk Committee and, with the CRO, co-chairs the RBS Provisions Committee.
Governance	Credit Risk Committees

The Wholesale Credit Risk Committee and the Retail Credit Risk Committee have authority for risk appetite (within appetite set by the board), strategy, frameworks and policy as well as oversight of RBS’s credit profile.

	Provisions Committee (1,2)	The Provisions Committee has authority over provisions adequacy and to approve recommendations from business provisions committees in accordance with approval thresholds.
Risk appetite

Concentration frameworks

  -  Wholesale

°   Single name

°   Sector

°   Country

°   Product and asset class

  - Personal credit risk appetite framework

Reputational and environmental, social and ethical frameworks

Credit policy

Wholesale frameworks are maintained to ensure that the risk of an outsized loss due to concentration to a particular borrower, sector, product type or country remains within appetite. The credit frameworks are aligned to the RBS risk appetite framework.

RBS uses a product and asset class framework to control credit risk for its Personal businesses. The framework sets limits that measure and control the quality of both existing and new business for each relevant franchise or segment.

Controls and risk assurance	Risk Assurance

Credit policy standards are in place for both

Wholesale and Personal portfolios and are expressed as a set of mandatory controls. Assurance activities, as defined by the RBS credit policy, are undertaken by the independent Risk Assurance function.

Credit stewardship	Credit assessment standards Credit risk mitigation and collateral Credit documentation Regular portfolio/customer review Problem debt identification and management

Credit risk stewardship takes place throughout the customer relationship, from initial credit approval and on a continuous basis thereafter.

The methodology applied for assessing and

monitoring credit risk varies between customer types and segments.

Customers	Segmentation

Customers are managed differently reflecting different customer types and risks.

Wholesale customers - including corporates, banks and other financial institutions - are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis.

Personal customers - usually in UK PBB and Ulster Bank RoI as well as personal lending activities in Private Banking - are grouped into portfolios of similar risk and managed on a portfolio basis.

Notes:

(1)     Authority is delegated by the Executive Risk Forum.

(2)     For further information on the RBS provisioning and impairment practices refer to page 390.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Risk appetite

Risk appetite across all risk types is set using specific quantitative targets under stress, including earnings volatility and capital adequacy. The credit risk appetite frameworks have been designed to reflect factors that influence the ability to meet those targets. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the credit risk appetite frameworks and risk appetite targets. The frameworks are supported by a suite of policies and transaction acceptance standards that set out the risk parameters within which franchises must operate. For further information on the specific frameworks for Wholesale and Personal refer to page 299 and 318 respectively.

Risk measurements and models*

RBS has changed its measure of credit risk exposure from Credit Risk Assets (CRA) to Current Exposure (CE) and Potential Exposure (PE). In these credit risk disclosures the measure used, unless otherwise stated, is Current Exposure. 2015 comparatives have been restated in Current Exposure. The table below summarises the differences between CRA, Current Exposure and Potential Exposure:

	CRA	Current Exposure	Potential Exposure (1)
Lending exposure Comprises cash balances at central banks as well as loans and advances to banks and customers.	Drawn balances (gross of impairment provisions)	Drawn balances	Legally committed limits (2)
Measured net of individual, collective and latent provisions unless otherwise stated.
Counterparty exposure

Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and regulator-approved models but before the effect of collateral. Calculations are gross of credit valuation adjustments (CVAs).

		Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and net of legally enforceable financial collateral. (3)	Measured using scaled credit limit utilisation, which takes into account mark-to-market movements, any collateral held and expected market movements over a specified horizon. (2,3)
Current and Potential Exposures are measured net of CVA unless otherwise stated.
Contingent obligations Primarily letters of credit and guarantees.	Drawn balances	Drawn balances	Legally committed amount (2)
Exclusions	• Trading book bonds • Equity securities • Settlement risk • Intra-group credit exposures • Securities financing transactions (repos) • Banking book debt securities	• Trading book bonds • Equity securities • Settlement risk • Suretyships • Intra-group credit exposures
Other		• Net of cash and gold collateral. • Current Exposure and Potential Exposure are reported against the guarantor of a transaction to reflect the transfer of risk.

Notes:

(1) (2)	Potential Exposure includes all drawn exposure and all legally committed undrawn exposure. Cannot be less than Current Exposure.
(3)	Current Exposure and Potential Exposure for exchange-traded derivatives are defined as exposure at default (EAD).

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Comparing the Current Exposure measure to the previous CRA measure, the following changes are noted:

•         Exposures to the Sovereign sector are higher. This is primarily due to the inclusion of government bond exposure held in the banking book and managed in Treasury and Capital Resolution. The increased current exposure value, compared to CRA, is also a result of risk transfer related to guarantees (pledged by sovereign customers) for obligors active in other sectors.

•         In the Banks & Other Financial Institutions sector, the netting of financial collateral reduced the Current Exposure value compared to CRA. Risk transfer also reduced current exposure compared to CRA.

•         Outside these sectors, the impact of risk transfer is less material. However, the impact of netting impairment provisions means that for most other wholesale sectors Current Exposure is less than CRA.

Risk models

RBS uses the output of credit risk models in the credit approval process, as well as for ongoing credit risk assessment, monitoring and reporting, to inform credit risk appetite decisions. These models are divided into different categories:

Model	Calculation method	Wholesale	Personal
PD model	Individual counterparty/account

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

LGD model	Individual counterparty/facility/product

Loss given default (LGD) models estimate the amount that would not be recovered in the event of a customer default. When estimating LGD, RBS’s models assess both borrower and facility characteristics, as well as any credit risk mitigants. The cost of collections and a time-discount factor for the delay in cash recovery are also incorporated.

EAD model	Individual counterparty/facility/product

Exposure at default (EAD) models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD estimates for committed and uncommitted facilities are based on historic data on limit utilisation. The estimates are also gross of provisions, as well as cash and gold collateral, and as a result can be higher or lower than Potential Exposure. In accordance with regulatory requirements, EAD for Lending Exposures must always be equal to, or higher, than the drawn balance sheet amount, though it can be reduced by a legally enforceable netting agreement.

EC model	Portfolio level

The credit economic capital (EC) model is a framework that allows for the calculation of portfolio credit loss distributions and associated metrics over a given risk horizon for a variety of business purposes. The model takes into account migration risk (the risk that credit assets will deteriorate in credit quality across multiple years), factor correlation (the assumption that groups of obligors share a common factor) and contagion risk (for example, the risk that the weakening of the sovereign’s credit worthiness has a significant impact on the creditworthiness of a business operating in that country).

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Impact of credit model changes

RBS reviews and updates models on an ongoing basis in order to reflect the effects of more recent data, changes to products and portfolios, and new regulatory requirements. The PD models for banks, local authorities, housing associations, property, housebuilders and mortgages were recalibrated during the year. This resulted in some downwards ratings migrations across internal asset quality bands.

Model changes affect year-on-year comparisons of risk measures in certain disclosures. Where meaningful, in commentary RBS has differentiated between instances where movements in risk measures reflect the impact of model changes and those where such movements reflect changes in the size of underlying credit portfolios or their credit quality.

For more information on model governance and review refer to the Models used in Risk section on page 229.

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

The PD models used to assign a credit grade for the purposes of credit risk management assess the probability of a customer failing to honour its credit obligations over a one-year time period.

The AQ bands and corresponding probability of default ranges are set out below:

AQ band	Probability of default (mid-point)	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A-
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Risk mitigation*

Risk mitigation techniques, as set out in RBS’s credit policies, are used in the management of credit portfolios across RBS, typically to mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools applied can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. When seeking to mitigate risk, at a minimum RBS considers the following:

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

Counterparty credit risk

RBS mitigates counterparty credit risk arising from both derivatives transactions and repurchase agreements through the use of market standard documentation, enabling netting, and through collateralisation.

Amounts owed by RBS to a counterparty are netted against amounts the counterparty owes the bank, in accordance with relevant regulatory and internal policies. However, generally, this is only done if a netting agreement is in place. A legal opinion, to the effect that the agreement is enforceable in the relevant jurisdictions, is also required.

Collateral may consist of either cash or securities. Additional collateral may be called should the net value of the obligations to RBS rise or should the value of the collateral itself fall. The majority of agreements are subject to daily collateral calls with collateral valued using RBS’s internal valuation methodologies.

RBS restricts counterparty credit exposures by setting limits that take into account the potential adverse movement of an exposure after adjusting for the impact of netting and collateral (where applicable).

Risk assessment and monitoring

Practices for credit stewardship - including credit assessment, approval and monitoring as well as the identification and management of problem debts - differ between the Wholesale and Personal portfolios. For further information refer to the relevant sub-sections on page 299 and 318. A key aspect of credit risk stewardship is ensuring that, when signs of impairment are identified, appropriate impairment provisions are recognised.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Impairment, provisioning and write-offs

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality.

Impairment

A financial asset is impaired if there is objective evidence that the amount, or timing, of future cash flows has been adversely affected. Refer to accounting policies on page 390 for details regarding the quantification of impairment losses.

Days-past-due measures are typically used to identify evidence of impairment. In both Wholesale and Personal portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Indicators of impairment include the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or evidence of diminished cash flows.

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

Provision method	Asset type	Quantification method	Key factors considered
Individual	Impaired, individually significant	Case-by-case assessment of future cash flows	• Customer and guarantor performance. • Future value of collateral. • Future economic conditions based on factors available at the time.
Collective	Impaired but not individually significant, grouped into homogenous portfolios, by Retail products and Wholesale businesses	Quantitative review of relevant portfolio	• Level of arrears. • Value of security. • Historical and projected cash recovery trends. • Current economic conditions. • Operational processes. • Latest cash collection profile.
Latent	Not impaired	PD% x LGD% x EAD x Emergence Period

•         For Wholesale customers PD, LGD and EAD values are used.

•         For Personal, calculations are performed at portfolio level by product (e.g. mortgages, credit cards or unsecured loans).

•         Portfolio-level emergence periods are based on products or businesses with similar homogenous characteristics. Emergence periods range from 120 to 365 days.

Note:

(1)  Refer to pages 336 to 341 for an analysis of impaired loans, related provisions and impairments. Refer to page 390 for details of accounting policies. For details on collateral, refer to the Counterparty credit risk section on page 292 as well as the Wholesale and Personal risk mitigation sections on pages 299 and 318.

Business review   Capital and risk management

Credit risk: management basis continued

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels relate to economic conditions, the interest rate environment, the ease and timing of enforcing loan agreements in varying legal jurisdictions and the level of customer co-operation.

In addition, for secured lending, key assumptions relate to the valuation of the security and collateral held, as well as the timing and cost of asset disposals based on underlying market depth and liquidity. Assessments are made by relationship managers on a case-by-case basis for individually-assessed provisions and are validated by credit teams. The Restructuring Credit team will ultimately recommend or approve any provisions that may be required under their delegated authority. For individual impairments greater than £1 million, oversight is provided by the RBS Provisions Committee.

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

Write-offs

Impaired loans and receivables are written-off when there is no longer any realistic prospect of recovery of part, or the entire loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events. For details of the typical time frames, from initial impairment to write off, for collectively assessed portfolios refer to the accounting policies section on page 390.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

Business review   Capital and risk management

Credit risk: management basis continued
Portfolio overview - asset quality*
The table below summarises Current and Potential Exposure, net of provisions and after risk transfer, by sector and asset quality.

		Wholesale (1)
		Banks and			Natural
	Personal	other FIs	Sovereigns (2)	Property	resources	Transport	Other	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
AQ1-AQ4	111,899	42,903	118,049	19,087	8,708	5,452	15,874	321,972
AQ5-AQ8	47,992	4,392	135	21,728	3,357	9,077	38,178	124,859
AQ9	2,622	32	4	149	33	52	357	3,249
AQ10	3,693	355	—	1,387	302	1,004	772	7,513
Total	166,206	47,682	118,188	42,351	12,400	15,585	55,181	457,593

Potential Exposure	172,607	84,300	119,056	54,734	25,425	23,690	81,442	561,254

Risk of Credit Loss (3)	—	1	4	93	2	386	370	856
Flow into forbearance (4)	834	5	1	637	531	755	1,309	4,072
Forbearance stock (5)	5,284	63	1	787	785	836	1,805	9,561
Provisions	2,192	58	1	696	237	469	802	4,455
- Individual and collective	1,966	52	—	659	226	454	698	4,055
- Latent	226	6	1	37	11	15	104	400

2015**
AQ1-AQ4	96,830	41,254	123,410	21,062	8,773	7,960	17,054	316,343
AQ5-AQ8	49,684	4,214	183	18,233	2,733	10,924	36,613	122,584
AQ9	2,840	35	—	279	127	55	297	3,633
AQ10	3,765	769	1	2,284	149	396	888	8,252
Total	153,119	46,272	123,594	41,858	11,782	19,335	54,852	450,812

Potential Exposure	159,837	82,434	125,048	53,955	24,565	26,795	81,823	554,457

Watch Red	—	20	73	529	348	145	858	1,973
Flow into forbearance (4)	1,829	85	—	1,035	643	205	1,207	5,004
Forbearance stock (5)	7,143	181	—	1,549	734	275	1,728	11,610
Provisions	3,003	73	1	2,282	133	300	1,347	7,139
- Individual and collective	2,613	60	—	2,232	124	276	1,250	6,555
- Latent	390	13	1	50	9	24	97	584

Notes:

(1)    Includes SME customers managed in UK PBB Business Banking who are assigned a sector under the Bank’s sector concentration framework.

(2)    Includes exposure to central governments, central banks and sub-sovereigns such as local authorities.

(3)    Excludes Private Banking, Lombard and Invoice Finance exposures which are not material in context of the Risk of Credit Loss portfolio.

(4)    Completed during the year.

(5)    Forbearance stock: Wholesale forbearance stock represents loans that have been subject to a forbearance event in the two years up to the reported date. Personal forbearance stock is aligned to the European Banking Authority definition for forbearance reporting (refer to individual Personal section on page 319 for further details).

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Key points

The following key portfolios are either designated high-oversight sectors under the sector framework or constitute a material proportion of Current Exposure and are discussed in more detail below.

Commercial Real Estate (CRE) (in Property) - refer to page 308;

Oil & Gas (in Natural Resources) - refer to page 312;

Mining & Metals (in Natural Resources) - refer to page 315;

Shipping - refer to page 316; and

Personal, including mortgages - refer to page 321.

•         RBS’s credit risk exposure has been affected by the significant appreciation of both the euro and US dollar against sterling. This was relevant to exposures in Ireland, Western Europe and the US and is discussed in further detail on page 297.

•         The increase in credit risk exposure in the personal sector was predominantly driven by growth in UK mortgage lending. This portfolio is managed on a specific risk appetite framework and the growth observed the year was within risk appetite. For further information refer to page 321.

•         The Wholesale portfolio decreased by 8% (£25.1 billion) on a constant currency basis (foreign exchange impact of £18.8 billion). This was predominately due to a reduction in the sovereign sector, driven by liquidity management activities, and in the transport sector in line with the exit strategy for the shipping sector.

•         The quality of the Personal portfolio improved with AQ1-AQ4 making up 67% of personal lending against 63% in 2015.  For the Wholesale portfolio AQ1-AQ4 made up 72% of the portfolio (2015 - 74%).

•         The Risk of Credit Loss framework was fully implemented in April 2016. Exposure classified as Risk of Credit Loss decreased during 2016 due to customers who defaulted during the year and are shown in AQ10.

•         For Wholesale, the flow into forbearance remained stable  and continued to reflect the challenging conditions in certain sectors, notably Transport. 45% (2015 - 29%) of the total forbearance granted related to non-performing loans. Provision coverage of non-performing forborne loans was 27% (2015 - 43%). Refer to the Wholesale Forbearance section (page 304) for further details.

•         The reduction in defaulted exposures during the year was primarily due to specific portfolio disposals, including in the Republic of Ireland of small and medium enterprise-related exposures and buy-to-let mortgages, during the fourth quarter of 2016. This was partly offset by higher defaulted assets in Capital Resolution’s Shipping portfolio.

•         Credit impairment charges increased during 2016. In particular large individual charges were incurred in the Shipping, Oil & Gas and Mining & Metals sectors. Challenging economic conditions resulted in reduced global demand, oversupply and consequently volatile commodity prices, which adversely affected the shipping market and vessel values. Credit impairment releases were lower in 2016 with less asset disposal activity.

•         In Personal, including mortgages, the flow into defaults was broadly stable year-on-year. Cash repayments and recoveries on previously defaulted debt remained strong.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Portfolio overview - geography

The table below summarises both Current and Potential Exposure, net of provisions and after risk transfer by geographic region, as well as providing further detail for selected country risk exposure.

		Wholesale (1)						Current	Potential
	Personal	Banks and			Natural			Exposure	Exposure
		other FI	Sovereigns (2)	Property	resources	Transport	Other	total	total
2016	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK	148,882	19,393	69,390	38,001	8,357	9,324	45,515	338,862	391,370
RoI (3)	15,079	433	2,387	950	443	206	2,966	22,464	23,771
Other Western Europe	528	9,978	36,603	2,332	2,406	1,760	3,602	57,209	86,659
US	329	11,116	7,338	350	610	488	2,159	22,390	38,177
RoW (4)	1,388	6,762	2,470	718	584	3,807	939	16,668	21,277
Total	166,206	47,682	118,188	42,351	12,400	15,585	55,181	457,593	561,254
Of which:
Southern Europe
Spain	63	52	7	845	487	25	341	1,820	3,250
Italy	27	477	67	70	113	176	30	960	2,568
Portugal	6	90	8	13	148	2	1	268	439
Cyprus	9	—	—	—	—	—	—	9	10
Greece	13	—	—	5	—	—	12	30	30

Southern Europe total	118	619	82	933	748	203	384	3,087	6,297

Eurozone other (5)

Germany	70	1,789	26,107	74	137	223	1,057	29,457	34,761
RoI (3)	15,079	433	2,387	950	443	206	2,966	22,464	23,771
Netherlands	32	2,399	4,740	235	230	118	563	8,317	12,217
France	69	1,835	3,170	288	563	611	578	7,114	15,299
Belgium	21	1,067	869	44	48	178	17	2,244	2,905
Luxembourg	9	703	28	490	1	41	274	1,546	2,736
Other (6)	14	365	674	47	22	72	261	1,455	2,383

Eurozone other total	15,294	8,591	37,975	2,128	1,444	1,449	5,716	72,597	94,072

Eurozone total	15,412	9,210	38,057	3,061	2,192	1,652	6,100	75,684	100,369

Japan (7)	25	467	1,008	—	—	—	146	1,646	2,613
India (7)	14	169	499	1	25	1	77	786	810
2015**

UK	136,024	21,187	60,068	37,328	7,386	9,524	43,262	314,779	365,407
RoI (3)	13,440	433	1,624	692	436	218	2,542	19,385	20,661
Other Western Europe	548	9,481	33,942	2,408	2,144	2,567	4,334	55,424	84,143
US	301	8,121	21,819	622	864	911	2,386	35,024	54,120
RoW (4)	2,806	7,050	6,141	808	952	6,115	2,328	26,200	30,126
Total	153,119	46,272	123,594	41,858	11,782	19,335	54,852	450,812	554,457

Southern Europe
Spain	79	58	6	671	526	75	326	1,741	2,960
Italy	27	428	52	62	175	67	59	870	2,271
Portugal	6	87	10	26	139	63	1	332	492
Cyprus	12	—	—	—	—	38	—	50	52
Greece	15	1	—	8	—	1	10	35	39

Southern Europe total	139	574	68	767	840	244	396	3,028	5,814

Eurozone other (5)

Germany	63	1,533	23,801	91	150	800	1,073	27,511	32,574
RoI (3)	13,440	433	1,624	692	436	218	2,542	19,385	20,661
Netherlands	30	1,966	4,176	451	94	138	1,126	7,981	12,247
France	76	2,309	2,402	357	447	827	679	7,097	15,982
Belgium	22	702	537	158	44	138	61	1,662	2,427
Luxembourg	6	625	21	346	32	41	106	1,177	1,917
Other (6)	14	382	609	55	84	34	123	1,301	2,022

Eurozone other total	13,651	7,950	33,170	2,150	1,287	2,196	5,710	66,114	87,830

Eurozone total	13,790	8,524	33,238	2,917	2,127	2,440	6,106	69,142	93,644

Japan (7)	31	249	1,417	2	—	3	112	1,814	2,639
India (7)	11	227	824	1	92	43	436	1,634	1,733
**restated - refer to page 289 for further details. 2015 data is unaudited.

Business review   Capital and risk management

Credit risk: management basis continued

Notes:

(1)    Includes SME customers managed in UK PBB Business Banking who are assigned a sector under RBS’s sector concentration framework.

(2)    Includes exposures to central governments, central banks and sub-sovereigns such as local authorities.

(3)    RoI: Republic of Ireland.

(4)    Comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa. RoW also includes supranationals such as the World Bank and exposure relating to ocean-going vessels which cannot be meaningfully assigned to specific countries from a country risk perspective.

(5)    Countries where current exposure is greater than £1 billion.

(6)    Finland, Austria, Malta, Slovakia, Estonia, Lithuania, Latvia and Slovenia.

(7)    Non-eurozone countries displayed in the table are those that are A+ or worse and with current exposure greater than £1 billion.

Key points*

•         Country Risk exposure was significantly affected by foreign exchange movements (£10.4 billion) during the year. On a constant currency basis, eurozone exposure decreased by £3.9 billion.

•         Sovereign exposure to the US and RoW decreased. This is in line with RBS strategy to reduce activity in the US as well as reductions in RoW, which were partly due to reduced exposure in the shipping sector and other Capital Resolution disposals.

•         The proportion of RBS’s exposure to the UK is now 74% (70% - 2015).

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

Wholesale credit risk framework*

A summary of the frameworks is set out below.

Concentration framework	Single name concentration (SNC)	Sector	Product and asset class	Country
Risk addressed	Concentration on a single borrower or borrower group.	Concentration in a single sector or across sectors susceptible to similar stress events.	Concentration on certain products or asset classes.	Concentration on a particular country.
Basis for classification	Size or LGD - based on net customer exposure for a given probability of default.	Size - based on exposure; and risk - based on Economic Capital and other qualitative factors.	Size - based on exposure to a product or asset class; and risk - based on heightened risk characteristics of a product.	Size - based on exposure to a particular country.
Limit types	Customer exposure and LGD limits relative to PD.	Bank-wide and franchise sector and sub-sector exposure limits.	Bank-wide and franchise product/asset class exposure limits and sub-limits.	Bank-wide country limits.
Controls within the framework	Elevated approval requirements, mandatory controls and procedures, monitoring and reporting, the requirement for regular reviews and for plans to address any exposures in excess of limit.
Exposure measure (net/gross)	Both net and gross of “eligible” mitigants. To be eligible under the framework, mitigants must be legally enforceable, structurally effective and of appropriate maturity.	Gross exposure to a sector/sub-sector. Where PE is used it is net of eligible collateral and provisions.	Net/gross - dependent on type of risk and limit definition. Where PE is used it is net of eligible collateral and provisions.	Net of provisions and risk transfer.
Recent developments

The aggregate SNC exposure remained outside RBS long term risk appetite. Whilst the number of SNC excesses increased by 17.1%, the value of the SNC excesses decreased by 9.1% during the year. The top ten SNC excesses comprised 87.7% of total SNC excesses.

Risk appetite has remained broadly stable across all sectors, allowing for growth in our core franchises in accordance with our strategy.  CRE limits have remained broadly flat, allowing for a limited amount of targeted growth within the sector and there has been some notable growth in certain of our non-Bank FI sectors where a more targeted growth strategy has been in place.

The product and asset class framework was enhanced during the year to encompass all products and asset classes where there is a specific identified credit risk which needs to be managed at the product and asset class level rather than at customer or sector level.

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

In 2016, new sector specific Transaction Acceptance Standards (TAS) were introduced to provide more detailed transactional lending and risk acceptance rules and guidelines. TAS are one of the tools used to control risk appetite at the customer/transaction level. The introduction of sector-specific TAS followed the introduction of general sector TAS in November 2015, providing full sector coverage. TAS are supplementary to the Credit Policy.

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

•         Credit risk mitigation including requirements for valuation and revaluation. The customer’s credit grade and the loss given default estimate for the facilities, including any expected changes;

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

Credit relationships are reviewed and credit grades (PD and LGD) re-approved annually. The review process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Risk mitigation

RBS mitigates credit risk relating to Wholesale customers through the use of netting, collateral and market standard documentation, depending on the nature of the counterparty and its assets. The most common types of mitigation are:

•         Commercial real estate - Refer to CRE section on page 308.

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

•         Financial collateral - Refer to Counterparty credit risk section on page 292.

All collateral is assessed case by case to ensure that it will retain its value independently of the provider. RBS monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

Business review   Capital and risk management

Credit risk: management basis continued

Key sectors where RBS provides asset-backed lending are commercial real estate and shipping. Valuation methodologies are detailed below.

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

Shipping valuations - Vessel valuations are obtained using several different independent sources. Valuations are usually undertaken on a desktop basis, assuming a willing buyer and willing seller.  Most vessels are valued on a charter-free basis, but in certain circumstances the valuations take account of longer term committed charter income.   Valuations are normally performed on a quarterly basis. From time to time, particularly for facilities showing increased signs of financial stress, a more formal valuation or specialist advice will be obtained.

Problem debt management

Early problem identification*

Each segment has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to classify the customer within the Risk of Credit Loss Framework.

Risk of Credit Loss Framework*

The Risk of Credit Loss framework, which was fully implemented in April 2016, has replaced RBS’s previous Watchlist process for managing problem debts. The new framework focuses on Wholesale customers whose credit profiles have deteriorated since origination. Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to the bank. All customers that have been granted forbearance are managed under this framework. There are two classifications which apply to non-defaulted customers within the framework - Heightened Monitoring and Risk of Credit Loss.  The framework also applies to those customers that have met the bank’s default criteria (AQ10 exposures).

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Heightened Monitoring customers are performing customers who have met certain characteristics, which have led to material credit deterioration.  Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities. Sector specific characteristics also exist. Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within the bank’s current risk appetite prior to maturity.

Risk of Credit Loss customers are performing customers who have met the criteria for Heightened Monitoring and also pose a risk of credit loss to the bank in the next 12 months, should mitigating action not be taken or be successful.

Once classified as either Heightened Monitoring or Risk of Credit Loss a number of mandatory actions are taken in accordance with RBS-wide policies. This includes a review of the customer’s credit grade, facility and security documentation and the valuation of security.  Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures in RBS and in each business are regularly reviewed by a Risk of Credit Loss Committee. The committee members are experienced credit, business and Restructuring specialists. The purpose of the committee is to review and challenge the strategies undertaken for those customers who pose the largest risk of credit loss to the bank.

Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (see Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific country and sector appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum. For further information, refer to the Wholesale forbearance section.

Other potential outcomes of the relationship review are to: take the customer off the Risk of Credit Loss framework; offer additional lending and continue monitoring; transfer the relationship to Restructuring if appropriate; or exit the relationship altogether.

The Risk of Credit Loss framework does not apply to problem debt management for Business Banking customers in UK PBB. These customers are, where necessary, managed by specialised problem debt management teams, depending on the size of exposure or the Business Banking recoveries team where a loan has been impaired.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Restructuring*

For the Wholesale problem debt portfolio, customer relationships are managed by the Restructuring team (this excludes customers managed by PBB).  The factor common to all customers with Restructuring involvement is that RBS’s exposure is outside risk appetite. The purpose of Restructuring is to protect the bank’s capital. Where practicable, Restructuring do this by working with corporate and commercial customers to support their turnaround and recovery strategies and enable them to return to mainstream banking. Restructuring will always aim to recover capital in a fair and efficient manner.

Specialists in Restructuring work with customers experiencing financial difficulties, and showing signs of financial stress, with the aim of restoring their business to financial health whenever practicable. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing.

An assessment of the viability of the business, as well as the ability of management to deal with the causes of financial difficulty, is carried out by specialists in Restructuring, focusing on both financial and operational issues. Following the assessment, options which may include forbearance and/or restructuring of facilities are developed. Credit risk decisions, including reviewing and approving any restructuring solutions in relation to these customers, are made by a dedicated Restructuring Credit team, which is part of the credit risk management function.

Where a solvent outcome is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the preferred outcome.

Forbearance

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties. Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within current risk appetite, or reflect improving credit market conditions for the customer, are not considered forbearance.

The aim of forbearance is to restore the customer to financial health while minimising risk to RBS. To ensure that forbearance is appropriate for the needs and financial profile of the customer, RBS applies minimum standards when assessing, recording, monitoring and reporting forbearance.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Types of wholesale forbearance

The type of forbearance offered is tailored to the customer’s individual circumstances. For wholesale customers forbearance may involve the following types of concessions:

•         Covenant waiver

A recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, RBS  may seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances. For example it may be structured as either increased margin on a cash or payment-in-kind basis, deferred-return instruments or both. While RBS considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of UK Wholesale forborne loans and are therefore included in these disclosures.

•         Amendment to margin

Contractual margin may be amended to assist the customer’s day-to-day liquidity to help sustain its business as a going concern. This would normally be a short-term solution. RBS would seek a return commensurate to the risk that it is required to take.

•         Payment concessions and loan rescheduling (including extensions in contractual maturity)

May be granted to improve the customer’s liquidity or in the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options have been used in CRE transactions, particularly during periods where a shortage of market liquidity has ruled out immediate refinancing and made short-term collateral sales unattractive.

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

Business review   Capital and risk management

Credit risk: management basis continued

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

The transfer of wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers and the Restructuring credit team. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment.

Business review   Capital and risk management

Credit risk: management basis continued

Flow into forbearance

The table below shows the value of loans (excluding loans where RBS has initiated recovery procedures) where forbearance was completed during the year, by sector and types. This includes only the forborne facility Current Exposure net of provisions and after risk transfer. No exit criteria are currently applied.

	2016				2015**
Wholesale forbearance during the year by sector		Non-		Provision		Non-		Provision
	Performing	performing	Total	coverage (1)	Performing	performing	Total	coverage (1)
	£m	£m	£m	%	£m	£m	£m	%
Property	330	307	637	25	474	561	1,035	45
Natural resources	365	166	531	36	610	33	643	36
Transport	141	614	755	25	147	58	205	29
Retail and leisure	424	87	511	22	269	99	368	32
Services	201	225	426	33	451	105	556	44
Other	324	54	378	8	297	71	368	46
Total	1,785	1,453	3,238	27	2,248	927	3,175	43

Note:

(1)    Provision coverage reflects impairment provision as a percentage of non-performing loans gross of provisions.

Forbearance arrangements

The table below shows the main types of Wholesale renegotiations. This includes only the forborne facility Current Exposure net of provisions and after risk transfer.

Wholesale renegotiations during the year by type (1)	2016	2015**
	£m	£m
Payment concessions	1,751	2,091
Non-payment concessions	1,487	1,084
Total	3,238	3,175

Note:

(1)    Previously reported forbearance types are classified as non-payment (covenant concessions, release of security) and payment (payment concessions and loan rescheduling, forgiveness of all or part of the outstanding debt, variation in margin, standstill agreements).

**Restated - refer to page 289 for further details. 2015 data is unaudited.

Key points

•         The levels of completed forbearance in 2016 remained stable. Year-on-year comparisons of the level of forbearance within the various sectors may be impacted by individual material cases during a given year.

•         Loans totalling £1.4 billion were granted approval for forbearance but had not yet reached legal completion at 31 December 2016 (2015 - £1.4 billion). These exposures are referred to as “in process” and are not included in the tables above. 61% (£0.9 billion) of these “in process” exposures related to non-performing customers and 39% (£0.5 billion) related to performing loans. The principal types of arrangements offered were payment concessions and loan rescheduling.

•         Forbearance in the Transport sector has increased in 2016 driven by the Shipping sector (£0.7 billion).  A number of Shipping facilities which were forborne in 2016 were included in a portfolio sale during Q4. (Refer to page 316 for further information).

•         The decrease in exposure in the Natural Resources sector is reflective of forbearance being granted to defaulted customers with provisions in the Oil & Gas sector given the sector’s challenges (refer to page 312 for further information). As the exposure measure is net of provisions, this reduced forborne exposure is not reported in the table above. On a gross basis, the level of forbearance granted to customers in the Natural Resources sector was consistent with 2015.

•         Forbearance for performing Retail & Leisure customers increased driven by a limited number of covenant waivers for individually material cases, while the volume of customers receiving forbearance decreased.

•         £1.6 billion of the facilities granted forbearance in 2016 were managed by Restructuring Credit. This equated to 48% of loans managed by Restructuring Credit (excluding loans to customers where recovery procedures have commenced).

•         The value of loans forborne during 2015 and 2016 and still outstanding at 31 December 2016 was £4.3 billion (2015 - £4.5 billion), of which £1.0 billion related to arrangements completed during 2015 (2015 - £1.3 billion completed in 2014).

•         By value, 77% (£1.7 billion) of the performing loans granted forbearance in 2015 (£2.2 billion) remained performing at 31 December 2016.

•         Provisions for non-performing loans disclosed above are for the most part individually assessed. As a result, material provisions and associated fluctuations in coverage levels can impact direct comparison across periods. Provision coverage decreased in 2016, which is reflective of the proportion of the 2015 forborne portfolio relating to Exit portfolios where the strategy resulted in high levels of provisions. Provision coverage for non-performing "in process" loans was 29%. Additional provisions charged in 2016 and relating to loans forborne during 2015 totalled £160 million. Provision coverage of these loans at 31 December 2016 was 50%.

•         The data presented above include loans forborne during 2015 and 2014. Until April 2014 a reporting threshold was in place which ranged from nil to £3 million after which no thresholds were in use. A number of immaterial portfolios have forbearance assessed under a portfolio approach.

Business review   Capital and risk management

Credit risk: management basis continued

Key credit portfolios

Commercial Real Estate

The CRE sector relates to lending activity for the development of, and investment in, commercial and residential properties.

A dedicated portfolio controls team is responsible for reviewing portfolio strategy, credit risk appetite and policies, as well as oversight of valuations and environmental frameworks. The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

The majority of CRE lending applications are reviewed by specialist CRE transactional credit teams, including a dedicated development team. Lending guidelines and policy are informed by lessons learned from the 2008 financial crisis.

New business is monitored and controlled against agreed underwriting standards. Sub-sector and asset class limits are used to restrict exposure to emerging risks when appropriate.  This activity is reviewed and monitored on a regular basis.

CRE lending exposure by geography and property type on a Current Exposure basis net of provisions and after risk transfer*

By geography (1)
	Investment			Development			Overall
	Commercial	Residential	Total	Commercial	Residential	Total	total
	£m	£m	£m	£m	£m	£m	£m
2016
UK	16,773	3,762	20,535	367	3,127	3,494	24,029
RoI	459	70	529	49	133	182	711
Other Western Europe	739	34	773	13	39	52	825
US	154	1	155	—	4	4	159
RoW	25	2	27	2	1	3	30
Total	18,150	3,869	22,019	431	3,304	3,735	25,754

Of which: Capital Resolution	953	46	999	1	74	75	1,074
Williams & Glyn	2,050	668	2,718	32	633	665	3,383

2015**
UK	15,825	4,173	19,998	613	3,251	3,864	23,862
RoI	342	95	437	24	80	104	541
Other Western Europe	597	8	605	15	1	16	621
US	241	1	242	—	—	—	242
RoW	211	12	223	5	13	18	241
Total	17,216	4,289	21,505	657	3,345	4,002	25,507

Of which: Capital Resolution	1,318	47	1,365	50	104	154	1,519
Williams & Glyn	2,080	644	2,724	82	483	565	3,289

Note:

(1)       Geography is based on country of collateral risk.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued
CRE lending exposure by sub-sector based on current exposure net of provisions and after risk transfer*
			Other
			Western
By sub-sector	UK	RoI	Europe	US	RoW	Total
	£m	£m	£m	£m	£m	£m
2016
Residential	6,889	204	73	4	3	7,173
Office	3,322	155	518	41	15	4,051
Retail	4,970	50	56	—	2	5,078
Industrial	2,696	33	65	1	—	2,795
Mixed/other	6,152	269	113	113	10	6,657
Total	24,029	711	825	159	30	25,754

2015

Residential	7,424	175	9	1	25	7,634
Office	2,938	76	398	85	62	3,559
Retail	4,497	93	85	19	22	4,716
Industrial	2,600	36	39	—	7	2,682
Mixed/other	6,403	161	90	137	125	6,916
Total	23,862	541	621	242	241	25,507

A breakdown of the Commercial Banking UK investment portfolio for 2016 by UK region is set out below.

UK region (1)	Proportion
Greater London	29%
Portfolio (2)	22%
Midlands	13%
South East	12%
North	11%
Scotland	7%
Rest of the UK (3)	6%

Notes:

(1)	Based on management estimates using the postcode of the security. Percentages are based on current exposure gross of provisions.
(2) (3)	Includes lending secured against property portfolios comprising numerous properties across multiple UK locations. Includes Northern Ireland.

Key points

•         A slowdown in the UK commercial property investment market, which began in the third quarter of 2015, continued after the EU referendum result in June 2016. As a result, capital values were down by approximately 3% on average in the second half of 2016.  Despite a minor recovery in the final months of 2016, forecasts suggest that values will remain under pressure during 2017. However, the sector continues to attract equity flows given its attractive yields.

•         With the outlook for UK commercial property more uncertain, underwriting standards have been tightened across all commercial property investment portfolios to mitigate potential declines in property values.

•         Lending to the CRE sector in the UK increased during the year as a result of CPB and PBB having appetite to support activity in the sector.

•         The increase in exposure in RoI and Western Europe was primarily due to foreign exchange movements.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

CRE exposure by LTV band

The table below provides a breakdown of the CRE portfolio by LTV band.

	2016			2015**
	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total
	£m	£m	£m	£m	£m	£m

<= 50%	10,695	53	10,748	9,896	72	9,968
> 50% and <= 70%	6,508	120	6,628	5,964	116	6,080
> 70% and <= 80%	474	67	541	685	125	810
> 80% and <= 90%	299	57	356	353	376	729
> 90% and <= 100%	130	41	171	143	150	293
> 100% and <= 110%	74	24	98	149	75	224
> 110% and <= 130%	136	357	493	221	122	343
> 130% and <= 150%	82	28	110	44	65	109
> 150%	108	61	169	253	199	452
Total with LTVs	18,506	808	19,314	17,708	1,300	19,008
Total portfolio average LTV (1)	48%	113%	51%	52%	167%	63%
Minimal security	1	—	1	2	4	6
Other	2,357	349	2,706	2,253	238	2,491
Development (2)	3,553	180	3,733	3,641	361	4,002
	24,417	1,337	25,754	23,604	1,903	25,507

Notes:

(1)	Weighted average by Current Exposure gross of provisions
(2)	Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key points

•         The reduction in overall portfolio average is primarily the result of repayments, asset sales and write-offs of legacy non-performing assets from Ulster Bank RoI, CPB and NatWest Markets. Remaining exposures with LTVs greater than 100% are legacy transactions.

•         The exposure in Other relates mainly to lending to large corporate entities. It is not asset-backed but lent against corporate balance sheets.

•         Interest payable on outstanding loans was covered 3.7x in Commercial Banking and 1.1x in Capital Resolution (2015 - 3.4x and 1.6x respectively).

Business review   Capital and risk management

Credit risk: management basis continued
A breakdown of CRE portfolio lending, gross of provision and after risk transfer, risk elements in lending (REIL) and provisions is provided below.
	Total		Commercial Banking		Capital Resolution
CRE loans, REIL and provisions	2016	2015*	2016	2015*	2016	2015*
	£m	£m	£m	£m	£m	£m

Lending (gross of provisions)	26,265	27,561	18,296	18,178	1,193	2,842
Of which REIL	1,407	3,560	731	1,050	497	1,951
Provisions	511	2,054	263	305	119	1,323
REIL as a % of gross loans to customers	5.4%	12.9%	4.0%	5.8%	41.7%	68.6%
Provisions as a % of REIL	36%	58%	36%	29%	24%	68%

Asset quality*

A breakdown of asset quality of the CRE portfolio measured on a Current Exposure basis, net of provisions and after risk transfer, is set out below.**

Note:

(1) There is little variation between CE and PE figures for the CRE portfolio as facilities tend to be fully drawn.

Key point

•         The growth in AQ6 band is the result of the introduction of a more conservative calibration of certain commercial real estate asset quality models, rather than deterioration of underlying asset quality.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Natural Resources*

Exposure to the Natural Resources sector, measured on both a Current Exposure (CE) and Potential Exposure (PE) basis, net of provisions and after risk transfer, is summarised below.

	2016				2015**
		Of which:		Of which:		Of which:		Of which:
		Capital		Capital		Capital		Capital
	CE	Resolution	PE	Resolution	CE	Resolution	PE	Resolution
	£m	£m	£m	£m	£m	£m	£m	£m

Oil and gas	2,911	159	5,286	191	3,544	1,539	6,798	2,117
Mining and metals	623	32	1,887	126	729	237	1,823	391
Electricity	3,430	797	9,076	1,087	2,851	1,128	7,683	1,773
Water and waste	5,436	3,386	9,176	6,041	4,657	1,648	8,261	3,039

	12,400	4,374	25,425	7,445	11,781	4,552	24,565	7,320

Commodity traders	631	1	992	1	900	444	1,320	452
Of which: Natural resources	568	—	744	—	521	212	752	212

Key points

•         Oil & Gas - CE and PE decreased during the year by 27% and 32% (£1.1 billion and £2.5 billion) respectively on a constant currency basis, with foreign exchange impact of £0.5 billion (CE) and £1.0 billion (PE). This portfolio remains subject to active risk management (see below).

•         Mining & Metals - CE and PE decreased during the year by 23% and 10% (£0.2 billion and £0.2 billion) on a constant currency basis, with foreign exchange impact of £0.1 billion (CE) and £0.3 billion (PE). There was some deterioration in asset quality due to challenging market conditions and this portfolio remains subject to active risk management (see below).

•         Electricity - CE and PE increased during the year by 9% and 5% (£0.3 billion and £0.4 billion) on a constant currency basis, with foreign exchange impact of £0.3 billion (CE) and £1.0 billion (PE). This was mainly due to refined classification of exposure in the natural resources sector which lead to a transfer of regulated utility exposure from Oil and Gas to Electricity and an increase in Project Finance exposure as part of the RBS growth strategy.

•         Water & Waste - CE and PE increased during the year by 16% and 10% (£0.7 billion and £0.8 billion) on a constant currency basis, with foreign exchange impact of £0.1 billion (CE) and £0.1 billion (PE). These increases are predominately due to mark-to-market movements in long-dated inflation linked swaps driven by changes in long-term inflation outlook.

Oil & Gas*

Exposure to the Oil & Gas sector, split by sub-sector and geography, measured on a Potential Exposure basis, net of provisions and after risk transfer, is summarised below.

			Other
			Western
	UK	RoI	Europe	US	RoW (1)	Total
2016	£m	£m	£m	£m	£m	£m
Producers (including international oil companies)	664	—	1,087	2	236	1,989
Oilfield service providers	701	9	630	68	5	1,413
Other wholesale and trading activities	489	43	542	46	280	1,400
Refineries	27	—	—	285	3	315
Pipelines	33	4	121	1	10	169
	1,914	56	2,380	402	534	5,286

Of which:
National oil companies	—	—	16	—	76	92
International oil companies	450	—	821	155	14	1,440
Exploration and production	302	—	154	2	141	599

2015**
Producers (including international oil companies)	1,177	51	1,028	275	256	2,787
Oilfield service providers	700	10	678	279	51	1,718
Other wholesale and trading activities	450	76	475	45	432	1,478
Refineries	21	2	—	327	18	368
Pipelines	98	—	310	31	8	447
	2,446	139	2,491	957	765	6,798

Of which:
National oil companies	—	—	21	—	70	91
International oil companies	654	—	868	273	10	1,805
Exploration and production	338	—	38	130	118	624

Note:

(1)     Comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Asset quality

A breakdown of asset quality for the oil and gas portfolio, measured on both a Current Exposure and Potential Exposure basis, net of provisions and after risk transfer, is summarised below.**

*unaudited

*restated – refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Key points

•         Oil prices dipped below $30 per barrel at the start of the year but ended the year above $50 per barrel following positive announcements from OPEC and Non-OPEC producers around implementing production cuts of 1.8 million barrels a day. However, there is considerable market uncertainty around future oil prices and the outlook for the sector remains challenging.

•         The portfolio reduced by £1.5 billion during the year or 22% (32% or £2.5 billion on a constant currency basis). Regulated gas distribution companies are no longer reported under the Oil and Gas sector and this reclassification reduced sector exposure by £724 million. The other reductions are attributable to the continued run-off of the US and APAC portfolios and active risk management in all regions.

•         The risk management strategy during the year remained to focus the portfolio towards investment grade customers with robust credit profiles and strong liquidity to manage through the extended downturn. At 31 December 2016, 71% (2015 - 76%) of the portfolio exposure was investment grade (AQ1-AQ4 or equivalent to BBB- and above).

•         The sub-sector in which a customer operates is a primary consideration for assessing credit risk. Customers involved in exploration and production (E&P) are most immediately exposed to low oil prices and these companies have introduced capital spending reductions and tight cost controls to conserve cash. In turn, this has impacted oilfield service providers, with E&P companies buying fewer products and services from the oilfield service providers, and demanding lower prices for those they do purchase.

•         The other principal components of exposure to producers are International Oil Companies (IOCs) and National Oil Companies (NOCs). IOCs and NOCs are less vulnerable to the oil price decline due to scale, diversification and, in the case of NOCs, implicit support from governments. At 31 December 2016, 29% of the portfolio exposure was to IOCs and NOCS combined (2015 - 28%).

•         Committed lending exposure included legal commitments to syndicated bank facilities and bilateral facilities with tenors up to five years. These committed facilities are for general corporate purposes - including funding operating needs and capital expenditures - and are available as long as counterparties comply with the terms of the credit agreement. Contingent obligations relate to guarantees, letters of credit and suretyships provided to customers. RBS had no high-yield bond or loan underwriting positions at 31 December 2016 (2015 - Nil).

•         The number of forbearance events was consistent with 2015. In 2016 there was an increase in payment concessions granted compared to 2015 which predominantly involved the relaxation of financial covenants to give customers more financial flexibility. Most forbearance involved customers in the E&P and oilfield services sub-sectors where earnings have been more immediately and materially affected by the downturn.

•         The number and value of cases on the Risk of Credit Loss framework in the Oil & Gas sector decreased during the year. The framework exposure is predominantly classified as Heightened Monitoring and the sector continues to be monitored closely. At 31 December 2016, exposures classified as Risk of Credit Loss totalled £2 million.

•         The increase in AQ10 reflected ongoing challenging market conditions which resulted in a small number of customers experiencing financial stress during the year. AQ10 assets at 31 December 2016 totalled £181 million (2015 - £44 million).

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Mining & Metals*

Exposure to the Mining & Metals sector, measured on a Potential Exposure basis, net of provisions and after risk transfer, is summarised below.

			Other
			Western
	UK	RoI	Europe	US	RoW (1)	Total
2016	£m	£m	£m	£m	£m	£m
Mining	118	36	129	—	566	849
Metals - production	120	1	340	—	2	463
- wholesale	184	3	382	6	—	575
	422	40	851	6	568	1,887

2015**
Mining	31	1	7	105	447	591
Metals - production	308	1	361	13	40	723
- wholesale	164	2	309	34	—	509
	503	4	677	152	487	1,823

Note:

(1)     Comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa .

Asset quality

A breakdown of asset quality for the Mining & Metals portfolio, measured on both a Current Exposure and Potential Exposure basis, net of provisions and after risk transfer, is summarised below.**

Key point

•         The deterioration in asset quality reflected the challenging operating environment in 2016.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued
Shipping*
Exposure to the Shipping sector, measured on both a Current Exposure and Potential Exposure basis net of provisions and after risk transfer, is summarised below.

	2016				2015**
		Of which:		Of which:		Of which:		Of which:
	Current	Capital	Potential	Capital	Current	Capital	Potential	Capital
	Exposure	Resolution	Exposure	Resolution	Exposure	Resolution	Exposure	Resolution
	£m	£m	£m	£m	£m	£m	£m	£m
Shipping	4,553	3,854	5,173	4,005	6,776	6,162	7,301	6,309

Asset quality

A breakdown of asset quality for the Shipping sector, measured on both a Current Exposure and Potential Exposure basis, net of provisions and after risk transfer, is summarised below.**

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Key points

•         Shipping exposure was £4.6 billion on a Current Exposure basis (down 43% or £3.4 billion on a constant currency basis compared with 2015, with foreign exchange impact of £1.2 billion) and £5.2 billion on a Potential Exposure basis (down 40% or £3.4 billion on a constant currency basis compared with 2015, with foreign exchange impact of £1.3 billion).

•         Most of the Shipping portfolio is managed in Capital Resolution and is related to exposure secured by ocean-going vessels. The remaining exposure outside Capital Resolution related principally to is within the Shipbuilding and Inland Water Transport sub-sectors. The reduction in exposure was mainly driven by asset sales and debt repayments in Capital Resolution, in line with RBS’s strategy.

•         Within Capital Resolution, Concentrations were as follows: Containers 34% (2015 - 21%), Dry Bulk 26% (2015 - 37%), Tankers at 18% (2015 - 23%). Other vessel types included liquid petroleum gas, natural gas and roll-on/roll-off vessels at 22% of exposure (2015 - 19%).

•         Conditions remained depressed in the Dry Bulk market, notwithstanding a gradual improvement during the second half of the year.  The Container market also saw a marked downturn in 2016 with a significant reduction in spot rates and vessel values and this is set to continue into 2017. Tanker rates also weakened in 2016 with a general deterioration in vessel values.

•         The Capital Resolution portfolio LTV at 31 December 2016 was 102% (2015 - 85%), or 92% net of the provisions outlined below. The year-on-year increase in LTV is reflective of the market and vessel value movements outlined above. The LTV calculation includes vessel security only and does not incorporate any non-vessel security such as cash or guarantees.

•         At 31 December 2016, exposures classified as Risk of Credit Loss totalled £363 million reflecting the prolonged market downturn in this sector.

•         Provisions, excluding latent provisions, increased from £169 million to £386 million during 2016. Again, this was due to weak market conditions, and increasing LTV, which led to an increase in the portfolio’s levels of default.

•         At 31 December 2016, AQ10 exposure, net of provisions was £867 million (2015 - £210 million).

•         There was an increase in the number of forbearance events, mainly involving the relaxation of minimum security covenants due to deteriorating asset prices. Total forbearance for this sector was £723 million.

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

Region	Index used
UK	Halifax quarterly regional house price index
Northern Ireland	UK House Price Index (published by the Land Registry)
RoI	Central Statistics Office residential property price index

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

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

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

The type of forbearance granted will differ based upon an assessment of the customer's circumstances. Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans. This includes instances where forbearance may be taken for customers with highly flexible mortgages.

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

•         Term extensions - The loan’s maturity date is extended.

•         Interest only conversions - The loan converts from principal and interest repayment to interest only repayment.  This is only available in Ulster Bank RoI and Ulster Bank North on a temporary basis. These forbearance concessions are no longer offered to customers in UK PBB, RBSI and Private Banking.

Types of forbearance offered in the unsecured portfolios vary by reportable segment.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Monitoring of forbearance - Forborne loans are separated into a distinct population and reported on a regular basis until they exit the forborne population.

A loan is considered to have exited forbearance when it meets the criteria set out by the European Banking Authority (EBA) requirements for Financial Reporting. These include being classified as performing for two years since the last forbearance event, making regular repayments and the debtor being less than 30 days past due.

The act of granting of forbearance in itself will only change the delinquency status of the loan in exceptional circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if it remains up to date for the duration of the probation period and is deemed likely to continue to do so.

Additionally for some forbearance types a loan may be transferred to the performing book (following a probationary period) if a customer makes payments that reduce loan arrears below 90 days (Ulster Bank RoI, UK PBB collections function).

Impairments for forbearance

The methodology used for provisioning in respect of forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

For the latent calculation, an extended emergence period is applied to account for the impact of forbearance within the portfolio. Additionally for portfolios with material forbearance, forborne loans form a separate risk pool and use different PD model:

•         UK PBB (excl. NI) and W&G: forborne mortgages form a separate risk pool for 24 months after the agreement of forbearance and the calculation uses the higher of the observed default rates or PD. On unsecured loans, separate risk pools are used for the duration of the forbearance treatment.

•         Ulster Bank: forborne and previously forborne mortgages form a separate risk pool taking into account the term of the forbearance treatment and applicable probationary periods. The PD model used is calibrated separately for forborne loans, using information on the historic performance of loans subject to similar arrangements.

For non-performing loans, there is no difference in treatment with the exception of Ulster Bank, where forborne loans which result in an economic loss to the group form a separate risk pool where specific LGDs are allocated using observed cohort performance.

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

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Overview of personal portfolio split by product type and segment on a Current Exposure basis net of provisions*

		Ulster	Private
	UK PBB	Bank RoI	Banking	RBSI	W&G	Total
2016	£m	£m	£m	£m	£m	£m

Mortgages	117,040	14,396	7,168	2,637	10,856	152,097
Of which:
Interest only variable rate	11,694	349	3,625	692	1,317	17,677
Interest only fixed rate	11,132	7	2,290	81	1,186	14,696
Mixed (capital and interest only)	5,316	75	—	23	687	6,101

Buy-to-let	16,678	1,777	770	881	1,427	21,533

Provisions	151	919	2	27	23	1,122
REIL	736	3,144	23	84	101	4,088

Other lending (1)	8,962	291	1,730	64	958	12,005

Provisions	834	48	18	1	113	1,014
REIL	860	50	61	5	117	1,093

Total lending	126,002	14,687	8,898	2,701	11,814	164,102

Mortgage LTV ratios (2)
- Total portfolio	56%	76%	56%	57%	54%	58%
- New business	69%	74%	55%	66%	69%	68%
- Buy-to-let	56%	82%	54%	49%	55%	56%
- Performing	56%	72%	56%	56%	53%	57%
- Non-performing	60%	94%	68%	105%	56%	77%

2015**

Mortgages	104,599	12,713	6,552	2,525	10,430	136,819
Of which:
Interest only variable rate	13,252	407	3,025	730	1,388	18,802
Interest only fixed rate	9,112	6	2,431	49	1,076	12,674
Mixed (capital and interest only)	5,380	76	7	29	745	6,237

Buy-to-let	14,098	1,762	476	835	1,150	18,321

Provisions	180	1,062	4	18	26	1,290
REIL	878	2,550	19	63	123	3,633

Other lending (1)	8,795	233	3,458	62	958	13,506

Provisions	1,028	48	22	1	129	1,228
REIL	1,028	49	53	5	140	1,275

Total lending	113,394	12,946	10,010	2,587	11,388	150,325

Mortgage LTV ratios (2)
- Total portfolio	56%	83%	54%	57%	54%	59%
- New business	69%	77%	57%	62%	68%	68%
- Buy-to-let	57%	95%	58%	51%	57%	60%
- Performing	56%	80%	54%	57%	54%	58%
- Non-performing	63%	106%	92%	96%	60%	83%

Notes:

(1)     Excludes loans guaranteed by a company and commercial real estate lending to personal customers.

(2)     Weighted by current exposure gross of provisions.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued
Overview of new mortgage lending on a Current Exposure basis net of provisions*
		Ulster	Private
	UK PBB	Bank RoI	Banking	RBSI	W&G	Total
2016	£m	£m	£m	£m	£m	£m
Gross new mortgage lending (1)	29,027	893	3,291	470	2,156	35,837
Of which:
Owner occupied	25,086	876	2,819	300	1,833	30,914
Average LTV by weighted value	71%	74%	55%	69%	70%	70%

Buy-to-let	3,941	17	472	170	323	4,923
Average LTV by weighted value	62%	59%	54%	62%	62%	61%

(1) Excludes additional lending to existing customers.

2015
Gross new mortgage lending	22,713	553	2,383	258	1,728	27,635
Of which:
Owner occupied	18,884	541	2,161	179	1,412	23,177
Average LTV by weighted value	71%	77%	54%	64%	69%	69%

Buy-to-let	3,829	12	222	79	316	4,458
Average LTV by weighted value	64%	65%	64%	57%	64%	64%

Forbearance stock and flow on a Current Exposure basis net of provisions

2016
Forbearance stock (1)	1,290	3,709	65	43	177	5,284
Forbearance stock: arrears
Current	790	2,077	65	29	107	3,068
1-3 months in arrears	286	473	—	2	41	802
>3 months in arrears	214	1,159	—	12	29	1,414
Provisions against forbearance stock	51	790	—	1	8	850

Forbearance type:
Long-term arrangements (2)	701	1,249	63	37	111	2,161
Short-term arrangements (3)	860	2,460	2	6	110	3,438

Forbearance flow	406	316	49	10	53	834

2015*
Forbearance stock (1)	1,444	3,643	64	43	202	5,396
Forbearance stock: arrears
Current	863	2,165	64	31	124	3,247
1-3 months in arrears	329	470	—	6	46	851
>3 months in arrears	252	1,008	—	6	32	1,298
Provisions against forbearance stock	59	884	—	1	8	952

Forbearance type:
Long-term arrangements (2)	800	1,173	39	35	129	2,176
Short-term arrangements (3)	953	2,470	25	8	120	3,576

Forbearance flow	435	197	47	17	57	753

Notes:

(1)     Q4 2016 forbearance calculation has moved to the FINREP EBA basis.

(2)     Capitalisation term extensions, economic concessions.

(3)     Payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest arrangements.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued
Mortgage LTV distribution by segment on a Current Exposure basis net of provisions

		50%	70%	80%	90%	100%	110%	130%		Total with
LTV ratio value (1)	<=50%	<=70%	<=80%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2016
UK PBB
AQ1-AQ9	43,332	41,442	15,778	10,862	2,885	175	150	76	55	114,755	705	115,460
AQ10	548	637	182	113	51	15	7	3	5	1,561	19	1,580
	43,880	42,079	15,960	10,975	2,936	190	157	79	60	116,316	724	117,040

Of which: buy-to-let	5,645	8,196	2,290	360	105	27	20	14	6	16,663	15	16,678

Ulster Bank RoI
AQ1-AQ9	3,079	2,897	1,649	1,411	1,144	1,056	1,205	119	22	12,582	—	12,582
AQ10	252	296	169	179	177	199	340	154	48	1,814	—	1,814
	3,331	3,193	1,818	1,590	1,321	1,255	1,545	273	70	14,396	—	14,396

Private Banking
AQ1-AQ9	2,594	3,188	820	163	29	7	2	8	13	6,824	233	7,057
AQ10	25	49	12	8	1	5	2	—	—	102	9	111
	2,619	3,237	832	171	30	12	4	8	13	6,926	242	7,168

RBSI
AQ1-AQ9	1,099	812	378	236	26	29	6	6	15	2,607	—	2,607
AQ10	(2)	11	3	4	4	3	2	—	5	30	—	30
	1,097	823	381	240	30	32	8	6	20	2,637	—	2,637

W&G
AQ1-AQ9	4,565	3,754	1,280	867	178	6	—	—	—	10,650	10	10,660
AQ10	81	89	17	7	2	—	—	—	—	196	—	196
	4,646	3,843	1,297	874	180	6	—	—	—	10,846	10	10,856

2015**
UK PBB
AQ1-AQ9	38,430	38,645	14,372	7,985	2,646	255	174	90	18	102,615	251	102,866
AQ10	483	713	250	152	77	26	12	7	3	1,723	10	1,733
	38,913	39,358	14,622	8,137	2,723	281	186	97	21	104,338	261	104,599

Of which: buy-to-let	4,374	6,879	2,202	431	131	34	30	14	1	14,096	2	14,098

Ulster Bank RoI
AQ1-AQ9	2,276	2,075	1,222	1,155	1,004	964	1,633	410	49	10,788	—	10,788
AQ10	226	258	153	163	179	178	385	264	119	1,925	—	1,925
	2,502	2,333	1,375	1,318	1,183	1,142	2,018	674	168	12,713	—	12,713

Private Banking
AQ1-AQ9	2,431	2,846	707	147	30	15	1	12	20	6,209	323	6,532
AQ10	3	1	3	1	9	1	1	—	1	20	—	20
	2,434	2,847	710	148	39	16	2	12	21	6,229	323	6,552

RBSI
AQ1-AQ9	985	873	339	190	40	27	19	2	14	2,489	—	2,489
AQ10	5	11	2	3	5	1	3	1	5	36	—	36
	990	884	341	193	45	28	22	3	19	2,525	—	2,525

W&G
AQ1-AQ9	4,113	3,738	1,216	648	174	11	1	—	—	9,901	297	10,198
AQ10	71	100	27	18	8	1	—	—	—	225	7	232
	4,184	3,838	1,243	666	182	12	1	—	—	10,126	304	10,430

Note:

(1)   LTV is calculated on a Current Exposure basis, gross of provisions.

**restated - refer to page 289 for further details. 2015 data is unaudited.

Business review   Capital and risk management

Credit risk: management basis continued

Key points

UK PBB*

•         The total portfolio increased by 11.9% from 31 December 2015. This was in line with the segment’s growth strategy and within risk appetite. The portfolio is closely monitored and risk appetite is regularly reviewed to ensure it is appropriate for market conditions. Underwriting standards were not relaxed during the year.

•         Other Personal lending remained stable during the year in the context of an upward trend in unsecured household debt in the wider UK market. Asset quality remained stable with no deterioration in the arrears rate from the prior year.

•         Gross new mortgage lending amounted to £29.0 billion (excluding additional lending to existing customers) in 2016 with an average LTV by weighted value of 69% (2015 - 69%).  Lending to owner-occupiers during this period was £25.1 billion (2015 - £18.9 billion) and had an average LTV by weighted value of 71% (2015 - 71%). Buy-to-let lending was £3.9 billion (2015 - £3.8 billion) with an average LTV by weighted value of 62% (2015 - 64%).

•         Approximately 12% by value of owner-occupied mortgages were on interest-only terms with a bullet repayment and 5% were on a combination of interest-only and capital and interest. The remainder were capital and interest. 65% by value of the buy-to-let mortgages were on interest-only terms and 3% on a combination of interest only and capital and interest.

•         Fixed interest rate products of varying time durations accounted for approximately 73% by value of the mortgage portfolio with 2% a combination of fixed and variable rates and the remainder variable rate. The proportion of the portfolio on fixed rate products rose due to the very high proportion of customers taking out fixed rate mortgages in 2016.

•         Based on the Halifax House Price Index at September 2016, the portfolio average indexed LTV by volume was 50% (2015 - 49%) and 56% by weighted value of debt outstanding (2015 - 56%). The £2.2 billion of mortgages granted by Ulster Bank North were indexed against the UK house price index published by the Land Registry.

•         The arrears rate (three or more repayments past due) fell from 0.8% (by volume) in December 2015 to 0.7% at 31 December 2016. The number of properties repossessed in 2016 was also lower at 519 compared with 727 in 2015.

•         The flow of new forbearance was £406 million in 2016 compared with £435 million in 2015. The value of mortgages subject to forbearance decreased by 10.4% compared with 2015 to £1.3 billion (equivalent to 1.1% of the total mortgage book). This was mainly driven by benign market conditions.

•         A release of provision on historically-impaired mortgages was the key driver in an overall provision release of £20.5 million for the year (2015 charge of £2.8 million). The value of underlying defaults was slightly lower year-on-year.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

The table below summarises UK mortgage exposure by region and LTV.

		50%	70%	80%	90%	100%	110%	130%		Total with	WA (1)
LTV ratio value	<=50%	<=70%	<=80%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	LTV	Other	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	£m	£m
South East	12,793	11,521	3,371	1,734	320	4	8	1	—	29,752	53%	153	29,905
Greater London	12,624	7,108	1,715	675	228	1	2	1	—	22,354	48%	158	22,512
Scotland	2,931	3,521	1,684	1,316	553	42	4	—	—	10,051	61%	51	10,102
North West	2,713	3,728	1,836	1,682	342	13	4	2	—	10,320	62%	70	10,390
South West	3,535	4,116	1,499	853	97	5	3	5	—	10,113	56%	62	10,175
West Midlands	2,033	2,960	1,334	1,001	289	3	2	2	—	7,624	61%	47	7,671
Rest of the UK (2)	7,251	9,125	4,521	3,714	1,107	122	134	68	60	26,102	62%	183	26,285
Total	43,880	42,079	15,960	10,975	2,936	190	157	79	60	116,316	56%	724	117,040

2015
South East	10,402	10,668	3,279	1,410	318	8	7	6	—	26,098	54%	45	26,143
Greater London	11,402	6,426	1,252	418	90	1	2	1	—	19,592	47%	68	19,660
Scotland	3,198	3,775	1,497	840	323	34	2	—	—	9,669	58%	25	9,694
North West	2,475	3,548	1,662	1,162	476	47	5	—	—	9,375	61%	31	9,406
South West	2,850	3,549	1,581	851	217	8	6	5	—	9,067	58%	23	9,090
West Midlands	1,728	2,601	1,301	737	324	17	2	3	—	6,713	61%	23	6,736
Rest of the UK (2)	6,858	8,791	4,050	2,719	975	166	162	82	21	23,824	62%	46	23,870
Total	38,913	39,358	14,622	8,137	2,723	281	186	97	21	104,338	56%	261	104,599

Notes:

(1)       Weighted average.

(2)       Includes Northern Ireland.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued
The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2017 (1)	2018-19	2020-24	2025-29	2030-34	2035-44	After 2044	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	452	956	3,528	5,320	6,015	6,096	453	22,820
Conversion to amortising (2,3)	6	—	—	—	—	—	—	6
Total	458	956	3,528	5,320	6,015	6,096	453	22,826

	2016 (4)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015**	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	461	1,028	3,413	5,006	6,362	5,743	348	22,361
Conversion to amortising (2,3)	3	—	—	—	—	—	—	3
Total	464	1,028	3,413	5,006	6,362	5,743	348	22,364

Notes:

(1)    2017 includes pre-2017 maturity exposure.

(2)    Includes £0.1 billion (2015 - £0.1 billion) of repayment mortgages that have been granted interest-only concessions (forbearance).

(3)    Maturity date relates to the expiry of the interest only period.

(4)    2016 includes pre-2016 maturity exposure.

*unaudited

Business review   Capital and risk management

Credit risk: management basis continued

Key points

Ulster Bank RoI *

•         Excluding the impact of exchange rate movements of £2,174 million, the portfolio decreased by 2.9% (£433 million) from 31 December 2015 as a result of amortisation and portfolio sales (£588 million). The volume of new business has increased reflecting continuing market demand.

•         Tracker-rate products accounted for approximately 64% of the portfolio, while variable rate totalled 21% and fixed rate 15%.

•         The decrease in portfolio average indexed LTV reflected positive house price index trends over the last 12 months and the impacts of Central Bank of Ireland requirements for new lending.

•         At 31 December 2016, 26% of total mortgage assets (£3.7 billion) were subject to a forbearance arrangement, an increase of 2% (£66 million) from 31 December 2015. Excluding the impact of exchange rate movements of £606 million, the value of mortgage assets subject to a forbearance arrangement decreased by £540 million (13%).

•         The number of customers approaching Ulster Bank RoI for the first time in respect of forbearance assistance declined during 2016. The majority (69%) of forbearance arrangements were less than 90 days in arrears.

•         A key driver of both reduced forbearance rates and longer average forbearance durations was the introduction of Ulster Bank RoI’s sustainability policy in the fourth quarter of 2015. Under that policy customers are only eligible for forbearance as part of a sustainable solution. The use of forbearance is therefore more limited than previously, applying only to those customers who can be returned to a sustainable status through forbearance.

•         The AQ10 population reduced to £1.8 billion. This was mainly the result of the disposal of a distressed portfolio. There was a very high provision coverage in relation to this portfolio and, as a result, the disposal also led to a reduction in provision coverage.

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2017 (1)	2018-19	2020-24	2025-29	2030-34	2035-44	After 2044	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	9	11	31	47	59	34	6	197
Conversion to amortising (2,3)	110	29	4	3	7	5	2	160
Total	119	40	35	50	66	39	8	357

	2016 (4)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015**	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	6	13	25	41	63	25	5	178
Conversion to amortising (2,3)	118	104	5	3	3	1	1	235
Total	124	117	30	44	66	26	6	413

Notes:

(1)    2017 includes pre-2017 maturity exposure.

(2)    Includes £0.2 billion (2015 - £0.3 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)    Maturity date relates to the expiry of the interest only period.

(4)    2016 includes pre-2016 maturity exposure.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Key points

Private Banking*

•         The majority of the Private Banking personal lending portfolio related to mortgage lending. The net portfolio increase was £616 million (9.4%) from 31 December 2015, in line with the segment’s growth strategy and risk appetite.

•         Gross new mortgage lending amounted to £3.3 billion in 2016. Lending to owner-occupiers during the period was £2.8 billion (2015 - £2.2 billion) and had an average LTV by weighted value of 55% (2015 - 54%). Buy-to-let lending was £472 million (2015 - £222 million) with an average LTV by weighted value of 54% (2015 - 64%).

•         Fixed interest rate products accounted for approximately 41% of the mortgage portfolio, with two-year term products accounting for 58% of all fixed deals.

•         Approximately 82% of all mortgages were on interest-only terms; 82% of owner-occupied mortgages were interest-only with 90% of buy-to-let mortgages on interest-only terms.

•         Provisions remained minimal during the period.

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2017 (1)	2018-19	2020-24	2025-29	2030-34	2035-44	After 2044	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	1,399	1,081	1,452	1,111	453	415	3	5,914

	2016 (2)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015**	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	846	1,585	1,658	859	296	210	2	5,456

Notes:

(1)    2017 includes pre-2017 maturity exposure.

(2)    2016 includes pre-2016 maturity exposure.

*unaudited

**restated – refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Key points

RBS International*

•         The total portfolio increased by 4% from £2.6 billion to £2.7 billion from 31 December 2015 in line with the franchise’s growth strategy and risk appetite.

•         Gross new mortgage lending amounted to £470 million in 2016. Lending to owner-occupiers during this period was £300 million (2015 - £175 million) and had an average LTV by weighted value of 69% (2015 - 64%). Buy-to-let lending was £170 million (2015 - £79 million) with an average LTV by weighted value of 62% (2015 - 57%).

•         The number of customers granted forbearance in 2016 decreased by 28%. A total of £37 million of forborne loans were subject to a long-term arrangement (term extensions and covenant breaches) at 31st December 2016 (2015 - £35 million). Short term forbearance comprises payment suspensions and reduced payments.

•         The arrears rate increased from 0.75% in December 2015 to 0.78% at the end of December 2016.

•         There was a provision impairment charge of £8.5 million for personal mortgages in 2016 (release of £1 million in 2015.

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2017 (1)	2018-19	2020-24	2025-29	2030-34	2035-44	After 2044	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	117	98	107	170	128	59	94	773

	2016 (2)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015**	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	77	177	157	183	145	39	1	779

Notes:

(1)    2017 includes pre-2017 maturity exposure.

(2)    2016 includes pre-2016 maturity exposure.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Key points

Williams & Glyn*

•         The total portfolio increased by 3.74% from 31 December 2015, driven by gross new mortgage lending amounting to £2.2 billion in 2016 but remained within risk appetite. Lending to owner-occupiers during this period was £1.8 billion (2015 - £1.4 billion) and had an average LTV by weighted value of 70% (2015 - 70%). Buy-to-let lending was £323 million (2015 - £316 million) with an average LTV by weighted value of 62% (2015 - 64%).

•         Fixed interest rate products of varying time durations accounted for approximately 65% of the mortgage portfolio with 6% a combination of fixed and variable rates and the remainder variable rate.

•         The flow of new forbearance remained low during the year, with exposure totalling £53 million (2015 - £57 million) granted forbearance in 2016. The value of mortgages subject to forbearance remain low, showing a decrease of 12% in 2016 to £0.18 billion (equivalent to 1.6% of the total mortgage portfolio) as a result of improved market conditions.

•         There was a reduction of impairment provision balances for personal mortgages in 2016 to £23 million compared with £26 million in 2015. The provision release resulted from revised modelling assumptions reflecting current market conditions.

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2017 (1)	2018-19	2020-24	2025-29	2030-34	2035-44	After 2044	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	66	136	451	702	626	486	37	2,504

	2016 (2)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015**	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	58	124	419	621	670	538	34	2,464

Notes:

(1)    2017 includes pre-2017 maturity exposure.

(2)    2016 includes pre-2016 maturity exposure.

*unaudited

**restated - refer to page 289 for further details

Business review   Capital and risk management

Credit risk: management basis continued

Balance sheet to current exposure bridge*
The table below provides a bridge between the balance sheet and the related components of Current Exposure (CE).

		Within		Netting	Methodology	Not within the
	Balance	the scope of	Disposal	and	differences and	scope of
	sheet	market risk (1)	groups (2)	collateral (3)	reclassifications (4)	CE (5)	CE
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	74.3	—	—	—	(0.6)	(4.2)	69.5
Reverse repurchase agreements and stock
borrowing (6)	41.8	—	—	(39.4)	—	—	2.4
Loans and advances	340.3	(0.2)	—	(24.4)	(8.4)	(1.7)	305.6
Debt securities	72.5	(24.4)	—	—	0.4	—	48.5
Equity shares	0.7	(0.2)	—	—	(0.5)	—	—
Settlement balances	5.5	—	—	—	—	(5.5)	—
Derivatives	247.2	—	—	(226.8)	(1.4)	—	19.0
Other assets (7)	16.8	—	—	—	—	(15.5)	1.3
Total assets	799.1	(24.8)	—	(290.6)	(10.5)	(26.9)	446.3
Contingent obligations							11.3
							457.6

2015
Cash and balances at central banks	79.4	—	0.5	—	(0.2)	(3.9)	75.8
Reverse repurchase agreements and stock
borrowing (6)	39.8	—	—	(37.3)	—	—	2.5
Loans and advances	324.7	(0.3)	2.4	(28.9)	(8.3)	(1.5)	288.1
Debt securities	82.1	(35.7)	0.5	—	0.6	(0.3)	47.2
Equity shares	1.4	(0.7)	—	—	(0.7)	—	—
Settlement balances	4.1	—	—	—	—	(4.1)	—
Derivatives	262.5	—	—	(244.0)	2.2	—	20.7
Other assets (7)	21.4	—	(3.4)	—	(0.1)	(16.5)	1.4
Total assets	815.4	(36.7)	—	(310.2)	(6.5)	(26.3)	435.7
Contingent obligations							15.1
							450.8

Notes:

(1)    The exposures in regulatory trading book businesses are subject to market risk and are hence excluded from current exposure.

(2)    Amounts reclassified to balance sheet lines.

(3)    Primarily includes:

- Reverse repos: reflects netting of collateral and cash legs.

- Loans and advances: cash collateral pledged with counterparties in relation to net derivative liability positions.

- Derivatives: impact of master netting arrangements.

(4)    Primarily includes cash management pooling arrangements not allowed under IFRS for loans and advances.

- Settlement balances: exposure not included in current exposure measure

(5)    Primarily includes cash in ATMs and branches; Other assets (see note below); and Settlement balances (not within the scope of current exposure).

(6)    Balance sheet position shows reverse repurchase and stock borrowing position; current exposure position shows net reverse repurchase / stock borrowing and repurchase / stock lending position.

(7)    Balance sheet position includes intangible assets, property, plant and equipment, deferred tax, prepayments and accrued income and assets of disposal groups.

*unaudited

Business review   Capital and risk management

Credit risk: balance sheet analysis

Current and Potential Exposures presented in Credit risk: management basis are used by Risk Management for risk management and monitoring. However, they exclude certain exposures, primarily trading securities and take account of legal netting agreements that provide a right of legal set-off but do not meet the offset criteria in IFRS. The tables that follow are therefore provided to supplement the disclosures in the Credit risk: management basis section, to reconcile to the balance sheet. The tables in this section include balances relating to disposal groups, reflecting the total credit risk and losses faced by RBS. All the disclosures in this section are audited.

Financial assets

Exposure summary and credit mitigation

The following table analyses financial asset exposures, both gross and net of offset arrangements, as well as credit mitigation and enhancement.

2016										Exposure
					Collateral (4)					post credit
	Gross	IFRS	Carrying	Balance sheet			Real estate and other		Credit	mitigation and
	exposure	offset (1)	value (2)	offset (3)	Cash (5)	Securities (6)	Residential (7)	Commercial (7)	enhancement (8)	enhancement
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	74.3	—	74.3	—	—	—	—	—	—	74.3
Reverse repos	73.5	(31.7)	41.8	(1.1)	—	(40.7)	—	—	—	—
Lending	340.9	(0.6)	340.3	(29.8)	(0.8)	(3.5)	(154.3)	(52.8)	(2.1)	97.0
Debt securities	72.5	—	72.5	—	—	—	—	—	—	72.5
Equity shares	0.7	—	0.7	—	—	—	—	—	—	0.7
Derivatives	298.1	(51.1)	247.0	(197.3)	(28.7)	(8.4)	—	—	(12.6)	—
Settlement balances	7.0	(1.5)	5.5	—	—	—	—	—	—	5.5
Total	867.0	(84.9)	782.1	(228.2)	(29.5)	(52.6)	(154.3)	(52.8)	(14.7)	250.0
Short positions	(22.1)	—	(22.1)	—	—	—	—	—	—	(22.1)
Net of short positions	844.9	(84.9)	760.0	(228.2)	(29.5)	(52.6)	(154.3)	(52.8)	(14.7)	227.9

2015
Cash and balances
at central banks	79.9	—	79.9	—	—	—	—	—	—	79.9
Reverse repos	74.3	(34.4)	39.9	(2.5)	—	(37.3)	—	—	—	0.1
Lending	330.0	(3.0)	327.0	(35.6)	(0.7)	(3.3)	(140.8)	(52.7)	(3.4)	90.5
Debt securities	82.5	—	82.5	—	—	—	—	—	—	82.5
Equity shares	1.4	—	1.4	—	—	—	—	—	—	1.4
Derivatives	386.3	(123.7)	262.6	(214.8)	(27.6)	(7.5)	—	—	(12.7)	—
Settlement balances	5.3	(1.2)	4.1	—	—	—	—	—	—	4.1
Total	959.7	(162.3)	797.4	(252.9)	(28.3)	(48.1)	(140.8)	(52.7)	(16.1)	258.5
Short positions	(20.8)	—	(20.8)	—	—	—	—	—	—	(20.8)
Net of short positions	938.9	(162.3)	776.6	(252.9)	(28.3)	(48.1)	(140.8)	(52.7)	(16.1)	237.7

Notes:

(1)    Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation. During 2016, changes in the legal contracts with LCH led to many derivatives cleared through that counterparty being settled to market each day rather than being collateralised as previously. This led to the derecognition of the associated assets and liabilities.

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

Key points

•         The majority of the £227.9 billion net exposure comprises cash and balances at central banks, unsecured commercial and personal bank lending and sovereign debt securities.

•         Net exposure fell by £9.8 billion or 4% reflecting disposals and run-down within Ulster Bank RoI and Capital Resolution and lower held-for-trading bonds partially offset by higher unsecured lending.

•         Lending increase of £6.5 billion primarily reflected growth in PBB and CPB.

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

Sector concentration

The following table analyses financial assets by industry sector.

							Other
	2016	Reverse		Securities		Derivatives	financial	Balance		Exposure
		repos	Lending	Debt	Equity		assets	sheet value	Offset	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	219	6,091	58,472	—	2,508	63	67,353	(5,188)	62,165
Financial institutions	- banks	12,860	17,291	3,437	11	145,565	74,250	253,414	(149,941)	103,473
	- other (1)	28,407	33,083	9,738	619	87,965	5,290	165,102	(91,395)	73,707
	Personal - mortgages	—	153,319	—	—	—	8	153,327	—	153,327
	- unsecured	—	14,492	—	—	39	—	14,531	—	14,531
	Property	—	34,756	148	54	1,140	13	36,111	(1,111)	35,000
	Construction	—	4,247	—	—	105	35	4,387	(779)	3,608
	Manufacturing	43	9,609	198	12	2,007	18	11,887	(1,083)	10,804
	Finance leases and instalment credit	—	12,269	—	—	3	—	12,272	(3)	12,269
	Retail, wholesale and repairs	—	12,823	7	—	662	2	13,494	(1,610)	11,884
	Transport and storage	—	6,428	28	—	1,178	—	7,634	(971)	6,663
	Health, education and leisure	—	11,526	17	—	685	11	12,239	(648)	11,591
	Hotels and restaurants	—	6,079	6	—	50	—	6,135	(181)	5,954
	Utilities	193	3,938	159	—	3,783	15	8,088	(1,603)	6,485
	Other	65	18,818	394	88	1,291	71	20,727	(2,324)	18,403
	Total gross of provisions	41,787	344,769	72,604	784	246,981	79,776	786,701	(256,837)	529,864
	Provisions	—	(4,455)	(82)	(81)	—	—	(4,618)	n/a	(4,618)
	Total	41,787	340,314	72,522	703	246,981	79,776	782,083	(256,837)	525,246

	2015
	Central and local government	10	6,707	67,720	—	3,307	126	77,870	(6,346)	71,524
Financial institutions	- banks	12,352	19,004	2,378	52	169,517	79,939	283,242	(177,804)	105,438
	- other (1)	27,314	31,981	11,724	956	78,522	3,777	154,274	(84,992)	69,282
	Personal - mortgages	—	137,601	—	—	—	—	137,601	—	137,601
	- unsecured	—	16,654	—	—	45	—	16,699	—	16,699
	Property	—	35,744	124	99	1,343	—	37,310	(1,084)	36,226
	Construction	—	4,421	—	3	266	—	4,690	(932)	3,758
	Manufacturing	184	9,861	128	160	1,947	94	12,374	(1,593)	10,781
	Finance leases and instalment credit	—	11,443	1	—	10	—	11,454	(2)	11,452
	Retail, wholesale and repairs	—	12,096	156	31	570	10	12,863	(1,329)	11,534
	Transport and storage	—	8,909	87	2	1,494	—	10,492	(873)	9,619
	Health, education and leisure	—	10,960	17	6	641	7	11,631	(690)	10,941
	Hotels and restaurants	—	5,372	11	—	81	5	5,469	(232)	5,237
	Utilities	—	3,463	53	19	3,284	—	6,819	(1,689)	5,130
	Other	50	19,899	311	144	1,517	97	22,018	(2,957)	19,061
	Total gross of provisions	39,910	334,115	82,710	1,472	262,544	84,055	804,806	(280,523)	524,283
	Provisions	—	(7,139)	(194)	(87)	—	—	(7,420)	n/a	(7,420)
	Total	39,910	326,976	82,516	1,385	262,544	84,055	797,386	(280,523)	516,863

Note:

(1)    Includes loans made by consolidated conduits to asset owning companies.

For geographic concentrations refer to:

•         Lending: Loans and related credit metrics and Credit risk management basis: Portfolio overview - asset quality

•         Debt securities: Issuer and IFRS measurement and Credit risk - Country risk and Credit risk management basis: Portfolio overview - geography

•         Derivatives: Summary and uncollaterised exposures

•         Equity shares.

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

Asset quality

The asset quality analysis presented below is based on internal asset quality ratings which have ranges for the probability of default. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBS map to both an asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following table and are set out on pages 342 to 344.

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

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

													Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	Past due	Impaired	provision	Total
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	74.2	—	0.1	—	—	—	—	—	—	—	—	—	—	74.3
Banks
- Reverse repos	4.7	—	—	6.4	0.6	0.4	0.4	—	0.4	—	—	—	—	12.9
- Derivative cash collateral	0.9	—	1.2	4.4	0.2	—	—	—	—	—	—	—	—	6.7
- Bank loans	6.1	—	2.7	1.2	0.3	0.1	—	—	0.1	—	—	—	—	10.5
- Total	11.7	—	3.9	12.0	1.1	0.5	0.4	—	0.5	—	—	—	—	30.1
Customers
- Reverse repos	23.2	0.2	0.5	4.4	0.6	—	—	—	—	—	—	—	—	28.9
- Derivative cash collateral	8.1	0.4	1.0	7.3	0.2	—	—	—	—	—	—	—	—	17.0
- Customer loans	25.3	12.3	35.7	107.3	53.7	30.9	20.1	4.5	4.2	1.0	6.6	8.9	(4.5)	306.0
- Total	56.6	12.9	37.2	119.0	54.5	30.9	20.1	4.5	4.2	1.0	6.6	8.9	(4.5)	351.9
Settlement balances and
other financial assets	3.8	0.2	0.2	0.9	0.1	—	0.2	—	—	0.1	—	—	—	5.5
Derivatives	38.2	1.4	25.9	168.7	9.4	1.1	2.3	—	—	—	—	—	—	247.0
Undrawn commitments	22.9	7.7	15.2	42.8	26.7	11.4	10.7	0.5	0.1	0.6	—	—	—	138.6
Contingent liabilities	0.7	0.4	1.0	7.1	1.5	0.7	0.4	0.1	—	0.1	—	—	—	12.0
Total	208.1	22.6	83.5	350.5	93.3	44.6	34.1	5.1	4.8	1.8	6.6	8.9	(4.5)	859.4

Total %	24.2%	2.6%	9.7%	40.8%	10.9%	5.2%	4.0%	0.6%	0.6%	0.2%	0.7%	1.0%	(0.5%)	100%

	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	Past due	Impaired	provision	Total
2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	77.5	—	2.3	0.1	—	—	—	—	—	—	—	—	—	79.9
Banks
- Reverse repos	1.6	0.6	3.5	4.8	1.3	0.4	0.2	—	—	—	—	—	—	12.4
- Derivative cash collateral	3.6	4.6	1.4	1.2	0.2	—	—	—	—	—	—	—	—	11.0
- Bank loans	2.5	0.6	3.4	0.7	0.3	0.1	0.1	—	0.2	—	0.1	—	—	8.0
- Total	7.7	5.8	8.3	6.7	1.8	0.5	0.3	—	0.2	—	0.1	—	—	31.4
Customers
- Reverse repos	20.7	0.4	1.5	3.2	1.7	0.1	—	—	—	—	—	—	—	27.6
- Derivative cash collateral	9.2	1.1	3.6	3.0	0.2	0.1	—	—	—	—	—	—	—	17.2
- Customer loans	23.3	12.1	28.8	106.6	52.0	29.3	20.3	4.2	2.6	1.1	6.7	10.9	(7.1)	290.8
- Total	53.2	13.6	33.9	112.8	53.9	29.5	20.3	4.2	2.6	1.1	6.7	10.9	(7.1)	335.6
Settlement balances and
other financial assets	2.3	0.1	0.1	0.6	—	—	—	—	—	—	1.0	—	—	4.1
Derivatives	41.5	65.7	89.1	57.8	6.2	1.1	0.8	—	0.2	0.1	—	—	—	262.5
Undrawn commitments	24.1	6.9	20.1	41.9	27.6	8.8	7.0	0.6	0.2	0.5	—	—	—	137.7
Contingent liabilities	0.9	1.3	1.8	8.3	1.9	0.6	0.9	0.1	0.1	0.1	—	—	—	16.0
Total	207.2	93.4	155.6	228.2	91.4	40.5	29.3	4.9	3.3	1.8	7.8	10.9	(7.1)	867.2

Total %	23.8%	10.8%	17.9%	26.3%	10.5%	4.7%	3.4%	0.6%	0.4%	0.2%	0.9%	1.3%	(0.8%)	100%

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

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and related credit metrics by reportable segment.

2016					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %	Provisions	Provisions as a %	Impairment
					of gross loans	as a %	of gross loans	losses/	Amounts
	Banks	Customers			to customers	of REIL	to customers	(releases)	written-off
	£m	£m	£m	£m	%	%	%	£m	£m
UK PBB	504	133,399	1,992	1,292	1.5	65	1.0	83	453
Ulster Bank RoI	2,418	20,130	3,513	1,200	17.5	34	6.0	(113)	2,057
Commercial Banking	582	101,824	1,946	845	1.9	43	0.8	206	577
Private Banking	111	12,188	105	31	0.9	30	0.3	(3)	3
RBS International	18	7,902	109	38	1.4	35	0.5	10	6
NatWest Markets	3,313	17,419	—	1	—	nm	—	—	—
Capital Resolution	4,558	13,569	2,264	802	16.7	35	5.9	312	509
W&G	—	20,791	380	245	1.8	64	1.2	42	68
Central items & other	5,787	256	1	1	0.4	100	0.4	—	22
Total	17,291	327,478	10,310	4,455	3.1	43	1.4	537	3,695

2015
UK PBB	965	121,552	2,682	1,847	2.2	69	1.5	(6)	695
Ulster Bank RoI	1,971	18,584	3,503	1,911	18.8	55	10.3	(142)	168
Commercial Banking	665	92,002	1,911	749	2.1	39	0.8	69	263
Private Banking	54	11,230	115	37	1.0	32	0.3	13	7
RBS International	6	7,401	92	31	1.2	34	0.4	—	32
NatWest Markets	5,696	16,076	—	1	—	—	—	(7)	—
Capital Resolution	7,097	25,898	3,372	2,266	13.0	67	8.7	(794)	7,689
W&G	—	20,291	461	275	2.3	60	1.4	15	110
Central items & other	2,550	2,077	21	22	1.0	105	1.1	(1)	—
Total	19,004	315,111	12,157	7,139	3.9	59	2.3	(853)	8,964

Key points

•         Customer loans increased by £12.4 billion (4%) mainly reflecting lending in UK PBB and Commercial Banking offset by disposals and wind downs in Capital Resolution.

•         UK PBB: mortgage growth of £13.8 billion was the principal driver of the £11.4 billion gross lending increase in 2016.

•         Commercial Banking: lending growth of £9.7 billion was across a variety of sectors supporting businesses in the UK and Western Europe.

•         Ulster Bank RoI: customer lending increased by £1.5 billion reflecting new lending, invoice finance and foreign exchange movements, partially offset by portfolio sales and repayments.

•         Private Banking: lending growth of £1.0 billion primarily mortgage lending.

•         Capital Resolution: lending fell by £14.9 billion including wind downs and disposals of Markets (£5.2 billion), GTS (£2.4 billion) and Shipping (£1.8 billion).

•         REIL and loan impairment provisions declined by £1.8 billion and £2.7 billion to £10.3 billion and £4.5 billion respectively. These reductions were predominantly driven by the portfolio sale of non-performing SME lending and buy-to-let mortgages in Ulster Bank RoI in Q4 2016 and related write-offs. These decreases were offset by the adverse impact of exchange rate movements of £1.0 billion in REIL and £0.5 billion in loan impairment provisions respectively.

•         Net impairment charge of £537 million largely related to the Shipping portfolio within Capital Resolution.

•         Amounts written off were significantly lower at £3.7 billion compared with £9.0 billion in 2015, primarily in commercial real estate (£1.5 billion in 2016 compared with £6.2 billion in 2015).

Business review   Capital and risk management

Credit risk: management basis continued

Impairment charge and provisions

The tables below analyse the categories of loan impairment losses/(releases) and provisions by reportable segment.

	Impairment losses/(releases)				Impairment provision
2016	Individual	Collective	Latent	Total	Individual	Collective	Latent	Total
	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	—	83	—	83	—	1,116	176	1,292
Ulster Bank RoI	(8)	99	(204)	(113)	69	1,053	78	1,200
Commercial Banking	196	3	7	206	479	278	88	845
Private Banking	2	—	(5)	(3)	27	—	4	31
RBS International	9	—	1	10	32	—	6	38
NatWest Markets	—	—	—	—	—	—	1	1
Capital Resolution	331	(2)	(17)	312	761	23	18	802
W&G	5	35	2	42	26	190	29	245
Central items & other	—	—	—	—	1	—	—	1
Total	535	218	(216)	537	1,395	2,660	400	4,455

2015
UK PBB	—	73	(79)	(6)	1	1,665	181	1,847
Ulster Bank RoI	8	(126)	(24)	(142)	46	1,620	245	1,911
Commercial Banking	58	33	(22)	69	373	299	77	749
Private Banking	8	—	5	13	28	—	9	37
RBS International	1	—	(1)	—	27	—	4	31
NatWest Markets	—	—	(7)	(7)	—	—	1	1
Capital Resolution	(505)	(22)	(267)	(794)	2,173	52	41	2,266
W&G	20	8	(13)	15	24	225	26	275
Central items & other	—	(1)	—	(1)	22	—	—	22
Total	(410)	(35)	(408)	(853)	2,694	3,861	584	7,139

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

Sector and geographical concentration

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office. Ulster Bank RoI contributes a significant proportion of the European loan exposure. Refer to Business review on page 188.

				Credit metrics
				REIL	Provisions	Provisions	Impairment
	Gross			as a % of	as a %	as a % of	losses/	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	(releases)	written-off
2016	£m	£m	£m	%	%	%	£m	£m
Central and local government	6,091	1	1	—	100	—	1	2
Finance	33,083	61	51	0.2	84	0.2	(2)	17
Personal - mortgages (1)	153,319	4,091	1,019	2.7	25	0.7	222	290
- unsecured	14,492	1,113	900	7.7	81	6.2	138	396
Property	34,756	1,370	489	3.9	36	1.4	(162)	1,485
Construction	4,247	264	137	6.2	52	3.2	8	153
of which: commercial real estate	26,265	1,407	511	5.4	36	1.9	(184)	1,483
Manufacturing	9,609	173	90	1.8	52	0.9	13	90
Finance leases and instalment credit	12,269	139	79	1.1	57	0.6	8	12
Retail, wholesale and repairs	12,823	283	182	2.2	64	1.4	39	169
Transport and storage	6,428	1,388	422	21.6	30	6.6	419	301
Health, education and leisure	11,526	381	129	3.3	34	1.1	8	75
Hotels and restaurants	6,079	211	107	3.5	51	1.8	13	116
Utilities	3,938	95	50	2.4	53	1.3	(20)	2
Other	18,818	740	399	3.9	54	2.1	68	587
Latent	—	—	400	—	—	—	(216)	—
Total	327,478	10,310	4,455	3.1	43	1.4	537	3,695

Of which:
UK
Personal - mortgages	137,427	943	143	0.7	15	0.1	(4)	3
- unsecured	14,198	1,060	853	7.5	80	6.0	132	362
Property and construction	37,942	1,543	537	4.1	35	1.4	(98)	676
of which: commercial real estate	25,311	1,323	426	5.2	32	1.7	(102)	600
Other	115,833	3,133	1,299	2.7	41	1.1	666	629
Latent	—	—	318	—	—	—	(12)	—
Total	305,400	6,679	3,150	2.2	47	1.0	684	1,670

Europe
Personal - mortgages	15,548	3,144	872	20.2	28	5.6	226	287
- unsecured	265	52	46	19.6	88	17.4	5	11
Property and construction	1,055	85	84	8.1	99	8.0	(56)	933
of which: commercial real estate	947	78	78	8.2	100	8.2	(83)	878
Other	3,920	279	165	7.1	59	4.2	(156)	665
Latent	—	—	83	—	—	—	(204)	—
Total	20,788	3,560	1,250	17.1	35	6.0	(185)	1,896

Total banks	17,291	—	—	—	—	—	—	—

Note:

(1)  Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

				Credit metrics
				REIL	Provisions	Provisions	Impairment
	Gross			as a % of	as a %	as a % of	losses/	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	(release)	written-off
2015	£m	£m	£m	%	%	%	£m	£m
Central and local government	6,707	1	1	—	100	—	—	—
Finance	31,981	87	61	0.3	70	0.2	(10)	165
Personal - mortgages (1)	137,601	3,637	1,006	2.6	28	0.7	(82)	171
- unsecured	16,654	1,331	1,151	8.0	86	6.9	122	513
Property	35,744	3,505	2,012	9.8	57	5.6	(557)	5,999
Construction	4,421	357	269	8.1	75	6.1	(14)	313
of which: commercial real estate	27,630	3,560	2,054	12.9	58	7.4	(811)	6,151
Manufacturing	9,861	263	154	2.7	59	1.6	—	154
Finance leases and instalment credit	11,443	107	79	0.9	74	0.7	(8)	37
Retail, wholesale and repairs	12,096	434	299	3.6	69	2.5	7	325
Transport and storage	8,909	563	258	6.3	46	2.9	115	370
Health, education and leisure	10,960	394	190	3.6	48	1.7	14	171
Hotels and restaurants	5,372	336	201	6.3	60	3.7	1	346
Utilities	3,463	131	63	3.8	48	1.8	8	27
Other	19,899	1,010	810	5.1	80	4.1	(37)	340
Latent	—	—	584	—	—	—	(408)	—
Total customers	315,111	12,156	7,138	3.9	59	2.3	(849)	8,931

Of which:
UK
Personal - mortgages	123,653	1,083	158	0.9	15	0.1	17	36
- unsecured	14,348	1,262	1,085	8.8	86	7.6	126	501
Property and construction	38,006	2,814	1,282	7.4	46	3.4	27	2,773
of which: commercial real estate	25,676	2,568	1,107	10.0	43	4.3	(121)	2,575
Other	110,193	2,198	1,182	2.0	54	1.1	125	800
Latent	—	—	330	—	—	—	(303)	—
Total	286,200	7,357	4,037	2.6	55	1.4	(8)	4,110

Europe
Personal - mortgages	13,908	2,550	844	18.3	33	6.1	(101)	135
- unsecured	775	49	45	6.3	92	5.8	(5)	12
Property and construction	1,993	1,008	966	50.6	96	48.5	(593)	3,539
of which: commercial real estate	1,628	974	935	59.8	96	57.4	(688)	3,576
Other	7,148	1,011	864	14.1	85	12.1	(8)	1,014
Latent	—	—	255	—	—	—	(103)	—
Total	23,824	4,618	2,974	19.4	64	12.5	(810)	4,700

Total banks	19,004	1	1	—	100	—	(4)	33

Note:

(1)    Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Business review   Capital and risk management

Credit risk: balance sheet analysis continued
Risk elements in lending
The tables below analyse REIL by segment.
	2016									2015
		Ulster						Central
	UK	Bank	Commercial	Private	RBS	Capital		items
	PBB	RoI	Banking	Banking	International	Resolution	W&G	& other	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January	2,682	3,503	1,911	115	92	3,372	461	21	12,157	28,219
Inter segment transfers	(187)	1,404	496	—	—	(1,685)	(28)	—	—	—
Currency translation and other adjustments	—	557	—	—	9	445	—	2	1,013	(860)
Additions	877	1,326	1,149	25	51	1,685	193	—	5,306	4,250
Transfers between REIL and
potential problem loans	(155)	—	9	(6)	6	—	(20)	—	(166)	(222)
Transfer to performing book	(290)	(454)	(158)	—	(14)	(5)	(39)	—	(960)	(1,120)
Repayments and disposals	(482)	(766)	(884)	(26)	(29)	(1,039)	(119)	—	(3,345)	(8,966)
Amounts written-off	(453)	(2,057)	(577)	(3)	(6)	(509)	(68)	(22)	(3,695)	(9,144)

At 31 December	1,992	3,513	1,946	105	109	2,264	380	1	10,310	12,157

The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2016		2015
	Impaired loans	Accruing past due	Impaired loans	Accruing past due
	£m	£m	£m	£m

- UK	5,557	1,122	6,095	1,262
- overseas	3,308	323	4,775	25
Total	8,865	1,445	10,870	1,287

Notes:

(1)    REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

(2)    For details on impairment methodology refer to Credit risk on page 293 and Accounting policy 15 Impairment of financial assets on page 390.

Business review   Capital and risk management

Credit risk: balance sheet analysis continued
Provisions
The tables below analyse provisions by segment.

	2016										2015
		Ulster							Central
	UK	Bank	Commercial	Private	RBS	NatWest	Capital		items
	PBB	RoI	Banking	Banking	International	Markets	Resolution	W&G	& other	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,847	1,911	749	37	31	1	2,266	275	22	7,139	18,040
Inter segment transfers	(173)	1,257	443	—	—	—	(1,527)	—	—	—	—
Currency translation
and other adjustments	—	215	8	—	3	—	253	—	1	480	(562)
Repayments and disposals	—	—	—	—	—	—	—	—	—	—	(554)
Amounts written-off	(453)	(2,057)	(577)	(3)	(6)	—	(511)	(68)	(22)	(3,697)	(9,144)
Recoveries of amounts
previously written-off	28	24	28	1	—	—	27	1	—	109	253
Charges/(releases) to income statement
from continuing operations	83	(113)	206	(3)	10	—	312	42	—	537	(853)
Charges/(releases) to income statement
from discontinued operations	—	—	—	—	—	—	—	—	—	—	103
Unwind of discount	(40)	(37)	(12)	(1)	—	—	(18)	(5)	—	(113)	(144)

At 31 December	1,292	1,200	845	31	38	1	802	245	1	4,455	7,139

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2016	2015
	£m	£m
Past due 1-29 days	3,852	4,150
Past due 30-59 days	753	769
Past due 60-89 days	512	530
Past due 90 days or more	1,445	1,287
Total	6,562	6,736

Past due analysis by sector
Personal	3,577	3,437
Property and construction	1,020	1,341
Financial institution	94	187
Other corporate	1,871	1,771
Total	6,562	6,736

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

Securities and available-for-sale reserves

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.

2016	Central and local government			Banks	Other financial	Corporate	Total	Of which
	UK	US	Other		institutions			ABS
	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	2,615	4,133	14,087	821	2,299	549	24,504	886
Designated as at fair value (DFV)	—	—	25	—	2	—	27	—
Available-for-sale (AFS)	10,581	6,953	15,678	1,852	4,072	118	39,254	2,263
Loans and receivables (LAR)	—	—	—	—	3,774	194	3,968	3,814
Held-to-maturity (HTM)	4,769	—	—	—	—	—	4,769	—
Total	17,965	11,086	29,790	2,673	10,147	861	72,522	6,963

Ratings
AAA	—	—	11,478	1,610	6,024	36	19,148	3,993
AA to AA+	17,965	11,086	5,533	481	720	34	35,819	244
A to AA-	—	—	9,727	238	2,128	150	12,243	1,627
BBB- to A-	—	—	2,737	155	698	378	3,968	645
Non-investment grade	—	—	315	69	458	31	873	381
Unrated	—	—	—	120	119	232	471	73
Total	17,965	11,086	29,790	2,673	10,147	861	72,522	6,963

Available-for-sale
AFS reserves (gross of tax)	79	(66)	190	5	144	(6)	346	46

Gross unrealised gains	768	56	504	8	93	2	1,431	75
Gross unrealised losses	(16)	(123)	(13)	(1)	(43)	(2)	(198)	(32)

Of which:
less than 12 months	(16)	(123)	(13)	(1)	(11)	(2)	(166)	(1)
more than 12 months	—	—	—	—	(32)	—	(32)	(31)

Business review   Capital and risk management

Credit risk: balance sheet analysis continued
	Central and local government			Banks	Other financial	Corporate	Total	Of which
	UK	US	Other		institutions			ABS
2015	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	4,107	4,627	22,222	576	3,689	636	35,857	707
Designated as at fair value (DFV)	—	—	111	—	—	—	111	—
Available-for-sale (AFS)	9,124	10,359	12,259	1,801	5,599	108	39,250	2,501
Loans and receivables (LAR)	—	—	—	1	2,242	144	2,387	2,222
Held-to-maturity (HTM)	4,911	—	—	—	—	—	4,911	—
Total	18,142	14,986	34,592	2,378	11,530	888	82,516	5,430

Of which US agencies	—	—	—	—	806	—	806	—
Short positions (HFT)	(4,697)	(3,347)	(11,796)	(391)	(411)	(165)	(20,807)	—

Ratings
AAA	—	—	11,696	1,696	5,234	3	18,629	3,366
AA to AA+	18,142	14,986	6,879	119	1,611	66	41,803	261
A to AA-	—	—	8,880	420	1,991	147	11,438	445
BBB- to A-	—	—	6,785	79	1,460	301	8,625	363
Non-investment grade	—	—	352	32	526	200	1,110	446
Unrated	—	—	—	32	708	171	911	549
Total	18,142	14,986	34,592	2,378	11,530	888	82,516	5,430

Available-for-sale
AFS reserves (gross of tax)	12	(78)	90	4	114	4	146	60

Gross unrealised gains	383	104	270	6	110	7	880	90
Gross unrealised losses	(7)	(62)	(9)	(1)	(58)	(3)	(140)	(42)

Of which:
less than 12 months	(7)	(58)	(9)	(1)	(30)	(3)	(108)	(14)
more than 12 months	—	(4)	—	—	(28)	—	(32)	(28)

Business review   Capital and risk management

Credit risk: balance sheet analysis continued
Asset-backed securities
The table below summarises the ratings of asset-backed securities on the balance sheet.

2016	RMBS (1)
	Government	Prime		Sub-prime	CMBS (1)			Total
	sponsored		Non-			CDOs &	Other
	or similar (2)		conforming			CLOs	ABS
	£m	£m	£m	£m	£m	£m	£m	£m
AAA	—	654	—	—	—	23	3,316	3,993
AA to AA+	—	52	155	—	—	3	34	244
A to AA-	—	460	2	—	22	33	1,110	1,627
BBB- to A-	—	84	—	—	470	21	70	645
Non-investment grade (3)	—	182	1	8	15	121	54	381
Unrated (4)	—	5	—	—	—	19	49	73
Total	—	1,437	158	8	507	220	4,633	6,963

2015
AAA	—	266	749	2	—	78	2,271	3,366
AA to AA+	—	2	150	—	1	12	96	261
A to AA-	109	4	24	5	13	9	281	445
BBB- to A-	—	13	144	20	21	121	44	363
Non-investment grade (3)	—	23	25	143	24	169	62	446
Unrated (4)	—	10	—	1	470	24	44	549
Total	109	318	1,092	171	529	413	2,798	5,430

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

The main categories of mortgages that serve as collateral to RMBS held by RBS are set out below and described in the Glossary on page 619. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for RBS's RMBS categorisation.

(2)    Includes US agency and Dutch government guaranteed securities.

(3)    Comprises HFT £282 million (2015 - £303 million), AFS £99 million (2015 - £106 million) and LAR nil (2015 - £37 million).

(4)    Comprises HFT £25 million (2015 - £46 million), AFS nil (2015 - £28 million) and LAR £48 million (2015 - £475 million).

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

	HFT					AFS/DFV (1)
Countries		Other financial		Total		Other financial		Total		AFS
	Banks	institutions (2)	Corporate	HFT	Banks	institutions (2)	Corporate	AFS/DFV	Total	reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2016
Luxembourg	—	91	—	91	—	—	—	—	91	—
Belgium	—	—	—	—	—	80	—	80	80	6
Netherlands	—	—	—	—	—	—	61	61	61	2
Other	—	8	11	19	—	5	3	8	27	—
Total eurozone	—	99	11	110	—	85	64	149	259	8

UK	10	32	11	53	—	284	9	293	346	(37)
US	—	1	—	1	—	53	2	55	56	12
Other	—	—	2	2	—	38	2	40	42	36
Total	10	132	24	166	—	460	77	537	703	19

2015
Total	47	283	330	660	5	640	80	725	1,385	302

Notes:

(1) Designated as at fair value through profit or loss balances are £171 million (2015 - £147 million), of which £142 million are other financial institutions (2015 - £111 million) and

     £29 million are corporate (2015 - £36 million).

(2) Includes government sponsored entities.

(3) HFT short positions of £3 million (2015 - £2 million) did not relate to non-periphery eurozone countries.

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

Derivatives

Summary and net uncollateralised exposures

The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	2016							2015
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Interest rate	3,106	7,179	6,385	1,303	17,973	170,524	158,485	19,783	206,138	194,854
Exchange rate	418	1,969	856	1,208	4,451	75,442	77,148	3,702	54,938	58,243
Credit	—	22	20	—	42	682	557	67	909	840
Equity and commodity	4	7	12	2	25	333	285	18	559	796
Balance sheet	3,528	9,177	7,273	2,513	22,491	246,981	236,475	23,570	262,544	254,733
Counterparty mark-to-market netting						(197,288)	(197,288)		(214,800)	(214,800)
Cash collateral						(28,742)	(20,417)		(27,629)	(25,729)
Securities collateral						(8,435)	(11,048)		(7,535)	(8,213)
Net exposure						12,516	7,722		12,580	5,991

Banks (1)						830	1,061		1,011	1,311
Other financial institutions (2)						2,646	1,428		2,864	1,468
Corporate (3)						8,196	5,065		7,816	3,108
Government (4)						844	168		889	104
Net exposure						12,516	7,722		12,580	5,991

UK						7,329	2,300		6,270	1,199
Europe						3,300	2,485		4,069	2,408
US						757	1,738		639	714
RoW						1,130	1,199		1,602	1,670
Net exposure						12,516	7,722		12,580	5,991

Asset quality of uncollateralised derivative assets	2016	2015
	£m	£m
AQ1	1,415	2,335
AQ2	582	829
AQ3	2,870	3,421
AQ4	4,908	3,923
AQ5	1,028	1,260
AQ6	449	275
AQ7	1,222	226
AQ8	25	39
AQ9	4	177
AQ10	13	95
Net exposure	12,516	12,580

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

(5)   The notional amount of interest rate derivatives include £9,724 billion (2015 - £11,555 billion) in respect of contracts cleared through central clearing counterparties. The associated derivatives assets and liabilities including variation margin reflect IFRS offset of £51 billion (2015 - £124 billion) and £51 billion (2015 - £118 billion) respectively.

Key point

•         At Group level, derivative assets and liabilities reduced reflecting lower trading volumes of £34 billion, TriOptima tear-ups of £9 billion, partially offset by the impact of foreign exchange movements. Increases in trading activity in NatWest Markets of £15 billion was more than offset by disposals and run-off in Capital Resolution.

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments (CVA) and other valuation reserves. CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures. For details of CVA methodology, refer to Note 9 on the consolidated accounts: Financial instruments - valuation.

	2016	2015
	£m	£m

Funding valuation adjustments (FVA)	936	752
Credit valuation adjustments (CVA)	618	774
Bid-offer reserves	334	304
Product and deal specific	643	660
Valuation reserves	2,531	2,490

The table below analyses CVA relating to counterparties by rating and sector.
	2016	2015
	£m	£m
Ratings
AAA	4	37
AA to AA+	22	66
A to AA-	52	49
BBB- to A-	388	293
Non-investment grade and unrated	152	329
	618	774
Counterparty
Banks	22	18
Other financial institutions	70	126
Corporate	337	470
Government	189	160
	618	774

Key points

•         FVA reserves increased by £184 million during 2016, primarily driven by interest rates tightening with the movements in the first half of the year partially reversing in the second half of 2016.

•         The decrease in CVA reserves of £156 million, was driven by credit spreads tightening together with trade close-outs and novations.

•         The increase in bid-offer reserves of £30 million mainly reflected sterling weakening against all major currencies.

Business review   Capital and risk management

Credit risk: balance sheet analysis continued

Derivatives: settlement basis and central counterparties
The table below analyses the derivative notional and fair value by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
	Traded on		Not settled		Traded on	Traded	Traded on	Traded
	recognised	Settled by central	by central		recognised	over the	recognised	over the
2016	exchanges	counterparties	counterparties	Total	exchanges	counter	exchanges	counter
	£bn	£bn	£bn	£bn	£m	£m	£m	£m
Interest rate	2,849	9,724	5,400	17,973	—	170,524	—	158,485
Exchange rate	8	—	4,443	4,451	—	75,442	—	77,148
Credit	—	—	42	42	—	682	—	557
Equity and commodity	5	—	20	25	—	333	4	281
Total	2,862	9,724	9,905	22,491	—	246,981	4	236,471
2015
Interest rate	2,761	11,585	5,437	19,783	—	206,138	2	194,852
Exchange rate	23	—	3,679	3,702	—	54,938	—	58,243
Credit	—	—	67	67	—	909	—	840
Equity and commodity	1	—	17	18	1	558	44	752
Total	2,785	11,585	9,200	23,570	1	262,543	46	254,687

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

The following disclosures in this section are audited:

•         Traded market risk - Internal VaR

•         Non-traded market risk:

°    Internal banking book VaR; and

°    Foreign exchange risk

Key developments in 2016*

Traded market risk:

•         The year was characterised by higher market volatility. This was particularly notable during Q1 2016 - due to market concerns over the stability of the financial sector - and around key events, such as the UK referendum on EU membership in June and the US presidential election in November.

•         NatWest Markets significantly reduced its traded market risk exposure in the run-up to these key events, reflecting market uncertainty. Value-at-Risk (VaR) fell as low as £11 million on 22 June, the day before the EU referendum, from £16 million at the start of that month. The focus of the risk reduction was in the Rates business.

•         Market flows increased markedly following these events, supporting NatWest Markets’ customer activity. Given the significant risk reduction achieved in recent years, notably in Capital Resolution, by year-end 2016 the Group’s VaR profile was more reflective of NatWest Markets’ areas of activity in line with its strategic focus.

•         Total market risk RWAs fell 18% or £3.8 billion to £17.4 billion, driven by reductions under both the standardised approach and the internal model approach.

•         The majority of the VaR back-testing exceptions by legal entity during the year were driven by the increased market volatility.

Non-traded market risk:

•         The non-traded market risk appetite statement and metrics were revised in early 2016. The risk appetite metrics were enhanced to capture a combination of earnings-based and economic value-based metrics, as prescribed by regulatory guidelines. The appetite framework was also aligned to RBS’s capital framework and directly supports the strategic risk objectives of maintaining capital adequacy and delivering stable earnings growth.

•         Hedging activity aims to reduce RBS’s sensitivity to potential adverse impacts of exchange rate and interest rate movements, in particular on its Common Equity Tier 1 ratio. Ahead of the EU referendum, the residual sensitivity of this ratio was low and no adverse impact from RBS’s economic risk exposure resulted from the outcome of the vote. However, the sensitivity of interest income to a further downward shock in interest rates increased after the referendum as interest rates fell sharply, with the UK base rate cut from 0.5% to 0.25%. This reflected the limited ability of banks, including RBS, to pass on further rate cuts to customers that already receive low nominal returns on deposits. For more commentary on earnings sensitivity, refer to page 364.

*unaudited

Business review   Capital and risk management

Market risk continued

Sources of risk*

Traded market risk

The majority of traded market risk exposure arises in NatWest Markets and Capital Resolution.

The primary objective of RBS’s trading activities is to provide a range of financing, risk management and investment services to its customers - including major corporations and financial institutions around the world. From a market risk perspective, the trading activities are focused on the following markets: currencies; rates; securitised products; and traded credit.

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

Other products are not transacted on an exchange. Of these over-the-counter transactions, those with standard terms may be cleared through central counterparties, while those that are more complex are settled directly with the counterparty and may give rise to counterparty credit risk. For more information on the management of counterparty credit risk, refer to the Credit risk section on page 292.

Non-traded market risk

The majority of RBS’s non-traded market risk exposure arises from retail and commercial banking activities in all franchises from assets and liabilities that are not classified as held for trading.

Non-traded market risk is largely managed in line with the following key categories: interest rate risk; credit spread risk; foreign exchange risk; equity risk; and accounting volatility risk.

*unaudited

Business review   Capital and risk management

Market risk continued

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

NTIRR comprises three primary risk factors: gap risk, basis risk and option risk. For more information, refer to page 364.

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a move in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value in the non-trading book.

Foreign exchange risk

Non-traded foreign exchange risk exposures arise from two main sources:

•         Structural foreign exchange risk - arising from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling.

•         Non-trading book foreign exchange risk -  arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Equity risk

Non-traded equity risk is the potential variation in income and reserves arising from changes in the values of non-trading book equity positions. Equity exposures may arise through strategic acquisitions, venture capital investments and certain restructuring arrangements.

Accounting volatility risk

Accounting volatility risk arises when a non-trading book exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Pension risk

Pension-related activities also give rise to market risk. Refer to page 282 for more information on risk related to pensions.

*unaudited

Business review   Capital and risk management

Market risk continued

Risk governance*

RBS manages the key categories of traded and non-traded market risk separately. Each category is discussed in dedicated sections below.

Responsibility for identifying, measuring, monitoring and controlling the market risk arising from trading or non-trading activities lies with the relevant trading or non-trading business, with second-line-of-defence oversight provided by the Market Risk function, headed by the Director of Market Risk.

Market risk positions are reported monthly to the Executive Risk Forum (ERF) and quarterly to the Board Risk Committee. In addition, traded market risk positions are reported monthly to the Treasury and Market Risk Committee and non-traded market risk positions are reported to the ALCo (monthly in the case of interest rate, credit spread and accounting volatility risks and quarterly in the case of foreign exchange and equity risks).

The ERF approves market risk frameworks. Market risk policy statements set out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

RBS’s policy is to manage risk exposures within an appetite that is set by the ERF and, in the case of non-traded market risk, endorsed by the ALCo. This appetite is expressed in the form of exposure limits.

Risk appetite*

RBS’s qualitative market risk appetite is set out in policy statements.

Its quantitative market risk appetite is expressed in terms of limits for the trading and non-trading activities that are consistent with business plans.

The Market Risk Committee cascades the limits further down the organisation as required. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limit framework at RBS level comprises VaR, stressed value-at-risk (SVaR) and sensitivity and stress limits (for more details on VaR and SVaR, refer to pages 354 to 359). The limit framework at trading unit level also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

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

For further information on risk appetite, refer to page 222.

*unaudited

Business review   Capital and risk management

Market risk continued

Risk controls and assurance

For information on risk controls and assurance, refer to page 228.

Traded market risk

Risk identification and assessment

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

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Businesses’ profit and loss performance is monitored automatically via loss triggers which, if breached, require a remedial action plan to be agreed with the Market Risk function.  The loss triggers are set using both a fall-from-peak approach and an absolute loss level.

The Market Risk function also prepares daily risk reports that detail exposures against a more granular set of limits and triggers.

Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

In addition, as noted under Risk governance above, regular updates on traded market risk positions are provided to the ERF, the Board Risk Committee, Treasury and the Market Risk Committee.

The reporting and updates facilitate frequent reviews and discussions of traded market risk exposures and related issues between the market risk functions, senior management and the front office.

*unaudited

Business review   Capital and risk management

Market risk continued

Risk measurement

RBS uses a comprehensive set of methodologies and techniques to measure traded market risk.

The main risk measurement methods are VaR, SVaR and the incremental risk charge. Risks that are not adequately captured by VaR or SVaR are captured by the Risks not in VaR (RNIV) framework to ensure that RBS is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in deal or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact on the income statement of large moves in risk factors or the joint impact of two risk factors.

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

The internal traded VaR model captures all trading book positions including those products approved by the regulator. For an explanation of the distinction between internal VaR and regulatory VaR, refer to page 361.

*unaudited

Business review   Capital and risk management

Market risk continued

The internal VaR model captures the potential impact of the following risk factors:

•         General interest rate risk - which arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

•         Specific interest rate risk - which arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised products and credit derivatives.

•         Currency risk - which arises from the impact of changes in currency rates and volatilities.

•         Equity risk - which arises from the impact of changes in equity prices, volatilities and dividend yields.

•         Commodity risk - which arises from the impact of changes in commodity prices and volatilities.

When simulating potential movements in risk factors, a combination of absolute and relative returns is used, depending on the risk factor.

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

Market data time series are updated on a daily basis, with a ten-working-day time lag.

The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as SVaR and stress testing.

Finally, where market data time series are not appropriate (due to poor quality or a lack of liquidity in the market), RBS uses proxy time series or excludes the risk factor from its VaR model and capitalises the risk through its RNIV framework.

1-Day 99% traded internal VaR 2016

*unaudited

Business review   Capital and risk management

Market risk continued

The table below analyses 1-day 99% internal VaR for RBS’s trading portfolios, segregated by type of market risk exposure.

	2016				2015
Traded VaR (1-day 99%)	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
General interest rate	12.5	16.9	22.3	7.8	14.5	12.8	29.8	9.5
Specific interest rate	9.5	9.7	13.7	5.8	10.1	7.1	16.4	6.5
Currency	4.6	5.4	14.3	1.0	4.9	5.0	8.9	1.9
Equity	0.5	1.9	2.1	0.2	1.6	0.8	6.1	0.4
Commodity	0.7	0.3	2.4	0.2	0.4	0.5	2.2	0.2
Diversification (1)		(10.4)				(9.1)
Total	17.0	23.8	29.3	9.9	18.9	17.1	30.1	12.1

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

Key points

•         On an average basis, total traded VaR decreased in 2016 by 10%. The reduction was mainly driven by lower risk positions during Q1 2016, with reduced market activity reflecting concerns over the stability of the financial sector. Stronger client flows later in the year, mainly in NatWest Markets’ strategic Rates and Currencies businesses, resulted in a risk increase in the second half of 2016.

•         On a period end basis, total traded VaR increased in 2016 by 39%. The increase was mainly driven by the Rates business.

•         VaR fluctuated throughout 2016, reflecting developments in US and the eurozone and other macroeconomic factors. These included, but were not limited to, the US presidential elections, the EU referendum in the UK and central bank actions. However, total traded VaR was managed within risk appetite.

Business review   Capital and risk management

Market risk continued

VaR validation*

In addition to being a key risk management measure used by Market Risk in its second-line-of-defence oversight of the risk arising from trading activities, VaR is also used as one of the components of RBS’s market risk regulatory capital requirements (refer to page 361 for more information).

Therefore, VaR is subject not only to model management review and validation but also to regulation compliance, which includes (but is not restricted to) regulator-prescribed back-testing.

The performance and adequacy of the VaR model are tested on a regular basis through the following processes:

•         Back-testing - Internal and regulatory back-testing is conducted on a daily basis.

•         Ongoing model validation - VaR model performance is assessed both regularly and on an ad-hoc basis if market conditions or book constitution change significantly.

•         RNIV framework - The RNIV framework ensures that all material risks outside the internal VaR models are captured by, if necessary, developing an RNIV calculation to manage the risk (refer to page 359).

•         Model Risk Management review - As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure that the model is still fit for purpose given current market conditions and book constitution (refer to page 228).

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

The table below shows internal back-testing exceptions for a period of 250 days for 1-day 99% traded internal VaR vs. Actual and Hypo P&L for major NatWest Markets businesses.

Description	Back-testing exceptions
	Actual	Hypo
Rates	2	4
Credit	3	4
Currencies	—	9
Securitised products	3	2

*unaudited

Business review   Capital and risk management

Market risk continued

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

•         The exceptions in the Credit business were mainly driven by mark-downs and changes in credit default swap spreads.

•         The exceptions in the Currencies business were mainly driven by the increased volatility connected with the large market movements in the run-up to and following the EU referendum. In addition, a small number of exceptions were driven in part by movements in the independent price verification reserve.

•         The exceptions in the Securitised Products business were mainly due to mark-downs and tightening in credit default swap spreads.

*unaudited

Business review   Capital and risk management

Market risk continued

Stressed VaR (SVaR)*

As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

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

10-day 99% trading internal SVaR*

	2016	2015
	£m	£m
Total RBS	161	145

Key point

•         Total traded SVaR was broadly unchanged in 2016 compared to 2015, although it fluctuated during the year.

Risks not in VaR (RNIVs)*

The RNIV framework is used to identify and quantify market risks that are inadequately captured by the internal VaR and SVaR models.

The need for an RNIV calculation is typically identified in one of the following three circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager determines that the associated risk is not adequately captured by the VaR model or system; (ii) when risks are mapped to time series that are deemed to be inadequate (for example, due to data quality problems or proxy series usage); or (iii) as a result of a recommendation made during the ongoing model validation or by Model Risk Management during its annual review of the VaR model.

RNIVs that are related specifically to instruments that have level 3 valuation hierarchy assumptions (refer to page 425) are mainly included in the following categories: proxied sensitivities or risk factors, higher-order sensitivity terms, and static pricing parameters.

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

*unaudited

Business review   Capital and risk management

Market risk continued

 In each of these approaches, potential diversification benefits between RNIVs are ignored.

The RNIV calculations provide the additional capital required to capture the market risks not captured in the internal VaR model and are regularly reported to senior management and the regulator and discussed with them. The methodology used in the material RNIV calculations is internally reviewed by Model Risk Management. Where appropriate, risk managers set sensitivity limits to monitor specific risk factors. RNIV calculations form an integral part of RBS’s ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

Stress testing*

RBS undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading and available-for-sale portfolios.

RBS conducts historical, macroeconomic and vulnerability-based stress testing.

Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the market risk limit framework and their results are reported daily to senior management

Macroeconomic stress tests are carried out periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the Board. The cross-risk capital planning process is conducted once a year, in September/October, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by the firm.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, the results for relevant scenarios are reported to senior management.

*unaudited

Business review   Capital and risk management

Market risk continued

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

The aggregation approach taken for general and specific risks is as follows:

•         General risks are aggregated at the simulation level, adding P&L forecasts generated by the VaR model before statistics such as VaR and SVaR are extracted.

•         Specific equity risks are aggregated with general risks using the simulation-level approach.

•         Specific interest rate risks have both a systematic component and an idiosyncratic component. The systematic component captures the risk in market movements of credit spreads (across sectors, geographic locations and ratings) while the idiosyncratic component captures the credit spread variability of the underlying entity. The systematic components of specific interest rate risks are aggregated at the simulation level, while the idiosyncratic components are calculated as a standalone charge.

RBS uses two broad methodologies to calculate its market risk capital charge: (i) the standardised or non-modelled approach, whereby regulator-prescribed rules are applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

VaR and SVaR capture general and specific risks using a single model but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives. For these risks, two product-dependent approaches are used:

•         The incremental risk charge model captures risks arising from rating migration and default events for the more liquid traded credit instruments and their derivatives.

•         Securitisation and re-securitisation risks in the trading book are treated with the non-trading book non-modelled capitalisation approach.

Regulatory VaR

The PRA renewed RBS’s Internal Model Approach (IMA) permission with effect from 30 November 2016, incorporating changes to the legal entity coverage of the permission (removal of RBSSI) and minor revisions to its product and trading location coverage.

*unaudited

Business review   Capital and risk management

Market risk continued

 The changes were requested by RBS, reflecting the continued simplification of its operations. RBS has IMA permission for the following material legal entities: RBS plc and NatWest Plc.

While internal VaR provides a measure of the economic risk, regulatory VaR is one of the measures of regulatory capital requirements by legal entity.

The calculation of regulatory VaR differs from that of the internal VaR as it takes into account only regulator-approved products, locations and legal entities. In addition, it is based on a directly modelled ten-day holding period, rather than a scaled one-day holding period, for market risk capital calculations.

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

Risks not in VaR

As discussed earlier, RBS has an established RNIV framework that ensures that the risks not captured in VaR are adequately covered by its capital. In line with regulatory guidelines for external reporting, VaR RNIV values are reported as a subset of the VaR-based regulatory capital charge, whereas SVaR RNIV and stress-based RNIV values are reported as subsets of the SVaR-based charge.

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

The transition matrix is estimated using Moody’s history of issuer ratings.

The average liquidity horizon by position (weighted by materiality) at the year end was 3.2 months (2015 - 3.2 months). The horizon is determined based on issuer liquidity, position concentration, product type and maturity.

*unaudited

Business review   Capital and risk management

Market risk continued

Market risk RWAs and minimum capital requirements*

At 31 December 2016, total market risk RWAs were £17 billion (31 December 2015 - £21 billion). Minimum capital requirements, which represent 8% of RWAs, were £1.4 billion (31 December 2015 - £1.7 billion).

By regulatory approach, the internal model approach accounted for 80% of the total (2015 - 78%). By legal entity, RBS plc accounted for 90% of the total (2015 - 90%).

Model validation*

RBS uses a variety of models to manage and measure market risk. These include pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both RBS-level and lower-level functions and are subject to independent review and sign-off.

For general information on the independent model validation carried out by Model Risk Management (MRM), which applies also to market risk models (including VaR models), refer to page 229. Additional details relating to pricing and market risk models are presented below.

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

*unaudited

Business review   Capital and risk management

Market risk continued

 Risk models

All model changes are approved through model governance committees at franchise level. Changes to existing models are subject to MRM review and RBS follows regulatory guidance for assessing the materiality of extensions and changes to the internal model approach for market risk.

MRM’s independent oversight provides additional assurance that RBS holds appropriate capital for the market risk to which it is exposed.

In addition to MRM’s independent oversight, the model testing team monitors the model performance for market risk through back-testing, which is discussed in more detail on page 357, and other processes.

Non-traded market risk

As noted earlier, RBS largely manages the key categories of non-traded market risk separately. The categories are: interest rate risk; credit spread risk; foreign exchange risk; equity risk; and accounting volatility risk.

Risk assessment, monitoring and mitigation

Interest rate risk*

Non-traded interest rate risk (NTIRR) factors are grouped into the following categories:

•         Gap risk - which arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).

•         Basis risk - which captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.

•         Option risk - which arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where RBS or its customer can alter the level and timing of their cash flows. Option risk can be further characterised into automatic option risk and behavioural option risk. One example of behavioural option risk is pipeline risk. This is the risk of loss arising from personal customers owning an option to draw down a loan (typically a mortgage loan) at a committed rate. Changes in interest rates can result in greater or fewer customers than anticipated taking up the committed offer. The risk depends on customer behaviour as the option will not automatically be exercised.

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

*unaudited

Business review   Capital and risk management

Market risk continued

In order to manage exposures within these limits, RBS aggregates its interest rate positions and hedges them externally using cash and derivatives, primarily interest rate swaps.

This task is primarily carried out by RBS Treasury, to which all businesses except NatWest Markets transfer most of their NTIRR. The main exposures and limit utilisations are reported to the ALCo and the ERF monthly and to the Board Risk Committee quarterly.

Credit spread risk

The bond portfolios in the non-trading book are high-quality securities that are primarily maintained as a liquidity buffer to ensure RBS can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures. The dealing authorities in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating. Exposures and limit utilisations are reported to senior management on a daily basis as well as to the Executive Risk Forum monthly and to the Board Risk Committee quarterly.

Foreign exchange risk

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by RBS Treasury to predefined risk appetite levels under delegated authority from the ALCo. Treasury seeks to limit the potential volatility impact on RBS’s CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals RBS’s CET1 ratio. The sensitivity of the CET1 capital ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly.

*unaudited

Business review   Capital and risk management

Market risk continued

Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS policy.

Equity risk

Non-traded equity risk is the potential variation in the income and reserves arising from changes in non-trading book equity valuations. Any such risk is identified prior to any investments and then mitigated through a framework of controls.

Investments, acquisitions or disposals of a strategic nature are referred to RBS’s Acquisitions and Disposals Committee (ADCo). Once approved by ADCo for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature, such as customer restructurings, are taken by authorised persons with delegated authority under the credit approval framework.

Accounting volatility risk

Accounting volatility can be mitigated through hedge accounting whereby RBS can mitigate the profit and loss impact of the derivatives by marking the exposure to market. However, volatility will remain in cases where accounting rules mean that hedge accounting is not an option. Accounting volatility is reported to the ALCo monthly and capitalised as part of the Internal Capital Adequacy Assessment Process.

Risk measurement

The market risk exposures that arise as a result of RBS’s retail and commercial banking activities are measured using a combination of value-based metrics (VaR and sensitivities) and earnings-based metrics, as explained in greater detail for each of the key non-traded risk exposure types disclosed in this section.

Following the approval of an enhanced non-traded market risk appetite framework in early 2016, VaR disclosures reflect a more complete economic risk measure for the banking book.

The following table presents 1-day internal banking book VaR at a 99% confidence level, analysed by type of risk.

	2016				2015 (1)*
	Average	Maximum	Minimum	Period end	Period end
	£m	£m	£m	£m	£m
Interest rate	10	19	5	18	19
Euro	3	4	2	4	4
Sterling	10	24	5	21	14
US dollar	3	5	2	2	5
Other	2	2	1	1	2
Credit spread	57	67	42	63	31
Structural FX rate	13	20	10	10	11
Pipeline risk	1	1	—	—	1
Diversification (2)	—	—	—	(19)	(29)
Total	57	72	41	72	33

Notes:

(1) Certain 2015 year end numbers have been restated for comparison purposes in light of the enhancement of the risk appetite framework in 2016.

(2) RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•         Total internal non-traded VaR rose from £33 million to £72 million on a period end basis, primarily driven by credit spread risk, which remains the largest contributor to the total VaR.

•         The rise in credit spread VaR reflected the increase in the proportion of bonds held within Treasury’s liquidity portfolio and the increased volatility in the market data captured in the VaR. (For more information on the liquidity bond portfolio, refer to the Liquidity and funding risk section.)

•         Interest rate risk mainly arises from the structural hedges carried out by Treasury. It rose towards the end of the year as the equity structural hedging strategy was adjusted in anticipation of future conduct fines.

Business review   Capital and risk management

Market risk continued

Interest rate risk*

NTIRR can be measured from either an economic value-based or earnings-based perspective, or a combination of the two. Value-based approaches measure the change in value of the balance sheet assets and liabilities over a longer timeframe, including all cash flows. Earnings-based approaches measure the potential short-term (generally one-year) impact on the income statement of changes in interest rates.

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

The non-traded interest rate risk VaR metrics for RBS’s retail and commercial banking activities are included within the non-traded VaR table above. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities. It includes any mismatch between structural hedges and stable non and low interest-bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile.

*unaudited

Business review   Capital and risk management

Market risk continued

 Sensitivity of net interest income*

Earnings sensitivity to rate movements is derived from a central forecast over a 12-month period. A simplified scenario is shown based on the period-end balance sheet assuming that non-interest rate variables remain constant. Market implied forward rates are used to generate a base case earnings forecast, which is then subjected to interest rate shocks. The variance between the central forecast and the shock gives an indication of underlying sensitivity to interest rate movements.

The following table shows the sensitivity of net interest income, over the next 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. All yield curves are expected to move in parallel with the exception that interest rates are assumed to floor at zero per cent or, for euro rates, at the current negative rate.

The main driver of earnings sensitivity relates to interest rate pass-through assumptions on customer products. The scenario also captures the impact of the reinvestment of maturing structural hedges at higher or lower rates than the base case earnings sensitivity and mismatches in the repricing dates of loans and deposits.

Multi-year forward projections would increase the negative impact of a downward change in rates or, conversely, the benefit of an immediate upward change in interest rates to current market rates. This is because, over time a greater proportion of maturing structural hedges will be reinvested at prevailing rates which may be higher or lower. Also, in the absence of dynamic assumptions relating to further management actions, the variance to the base case income forecast arising from margin compression or expansion on managed rate products will continue to accrue.

However, reported sensitivities should not be considered predictive of future performance. They do not capture potential management action in response to sudden changes in the interest rate environment. Actions that could reduce the net interest income sensitivity and mitigate adverse impacts are changes in pricing strategies on both customer loans and deposits as well as hedging. Management action may also be targeted at stabilising total income taking into account non-interest income in addition to net interest income.

*unaudited

Business review   Capital and risk management

Market risk continued

	Euro	Sterling	US dollar	Other	Total
2016	£m	£m	£m	£m	£m
+ 25 basis point shift in yield curves	4	79	11	2	96
− 25 basis point shift in yield curves	(1)	(222)	(11)	(2)	(236)
+ 100 basis point shift in yield curves	9	436	42	13	500
− 100 basis point shift in yield curves	(2)	(337)	(30)	(9)	(378)

2015
+ 25 basis point shift in yield curves	(6)	48	25	1	68
− 25 basis point shift in yield curves	(7)	(66)	(24)	1	(96)
+ 100 basis point shift in yield curves	(17)	385	94	7	469
− 100 basis point shift in yield curves	(7)	(345)	(79)	2	(429)

Key points

•         Interest rate exposure remains asset-sensitive, so that rising interest rates will have a positive impact on net interest income.

•         The largest change in net interest income sensitivity in 2016 related to the negative impact of a 0.25% fall in interest rates from the base case. Sensitivity increased from £96 million to £236 million, primarily due to lower customer deposit interest rates. When interest rates are already at very low levels, it is assumed that further interest rate cuts will not be passed through to customer depositors and, therefore, net interest income falls.

•         Structural hedges reduce income sensitivity to interest rate shocks over a 12-month period because only a relatively small amount of the hedge matures and rolls forward at the lower rate. For example, one-fifth of a five-year hedging programme will mature over a 12-month period.

•         Assumptions relating to customer pricing are kept under review and may vary at different levels of interest rates. As a result, the increase in sensitivity between 25 basis points and 100 basis points is not linear.

•         Changes in pricing assumptions and increased hedging of customer deposits are the key actions in personal and commercial banking that may reduce interest rate sensitivity.

Structural hedging*

RBS has the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, RBS Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve. Over time, the hedging programme has built up a portfolio that provides a basis for stable income attribution to the product and equity structural hedges.

*unaudited

Business review   Capital and risk management

Market risk continued

Product structural hedging*

Product structural hedges are used to minimise the volatility on earnings related to specific products, primarily customer deposits. The balances are primarily hedged with medium-term interest rate swaps, so that reported income is less sensitive to movements in short-term interest rates. The size and term of the hedge are based on the stability of the underlying portfolio.

The table below shows the impact on net interest income associated with product hedges managed by RBS Treasury. These relate to the main UK banking businesses except Private Banking and RBS International. RBS Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve after hedging the net interest rate exposure of the bank externally. This internal allocation has been developed over time alongside the bank’s external hedging programme and provides a basis for stable income attribution to the product and equity hedges.

Net interest income - impact of product structural hedging
	2016	2015
	£m	£m

UK Personal & Business Banking	346	373
Commercial Banking	235	256
Capital Resolution	10	21
Williams & Glyn	44	45
Total	635	695

Key points

•         The incremental impact of product hedges on net interest income above 3-month LIBOR remained positive in 2016. The average size of the hedge increased from £72 billion in 2015 to £90 billion, split by business broadly in line with the proportion of income as shown above. The increase largely reflected growth in hedged product balances and increased hedging of rate-on sensitive customer deposits. During the year, interest rates remained at or close to historical low levels, as a result of which the average book yield (including 3-month LIBOR) fell from 1.48% to 1.20%. This reflects the impact of maturing hedges being reinvested at lower rates and new hedges added during the year at lower market rates.

•         At 31 December 2016, the 5-year swap rate was 0.74% compared with 1.45% one year previously. The market rate matching the amortising structure of the hedge was 0.60%.

*unaudited

Business review   Capital and risk management

Market risk continued

Equity structural hedging*

Equity structural hedges are used to minimise the volatility on earnings arising from returns on equity. The hedges managed by Treasury relate mainly to the UK banking businesses (PBB and CPB) and contributed £0.6 billion to these businesses in 2016 (2015 - £0.7 billion), which is an incremental benefit relative to short-term wholesale cash rates. The average size of the hedge was £33 billion in 2016, lower than in 2015 (£41 billion), primarily reflecting the payment of £4.2 billion into the pension fund, an additional £3.1 billion provision for various investigations and litigation matters relating to RBS's issuance and underwriting of residential mortgage-backed securities (RMBS) and the £1.2 billion payment of the final Dividend Access Share (DAS) dividend.

The equity hedge also aims broadly to track a time series of medium-to-longer-term swap rates. Other factors, such as the impact of the sale of fixed-rate securities or additional hedging activity, are not captured in the equity yield. The average book yield (including 3-month LIBOR) rose from 2.3% to 2.4%.

At 31 December 2016, the 10-year swap rate was 1.1% compared with 1.9% one year previously. The market rate matching the amortising structure of the equity hedge was 0.9%.

*unaudited

Business review   Capital and risk management

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

	+25 basis points	-25 basis points	+100 basis points	-100 basis points
2016	£m	£m	£m	£m
Available-for-sale reserve	(36)	35	(150)	135
Cashflow hedge reserve	(417)	422	(1,641)	1,714
Total	(453)	457	(1,791)	1,849

2015
Available-for-sale reserve	(63)	63	(255)	255
Cashflow hedge reserve	(462)	467	(1,817)	1,896
Total	(525)	530	(2,072)	2,151

Key points

•         The asymmetry in results between the upward and downward interest rate shocks reflects the changing sensitivity of derivative valuations to the same interest rate movement at different levels of interest rates (i.e. convexity).

•         The reduction in the sensitivity of the available-for-sale reserve primarily results from the reduction of Capital Resolution exposures.

*unaudited

Business review   Capital and risk management

Market risk continued

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Net investments in	Net	Structural foreign		Residual structural
	Net investments in	Non-controlling	foreign operations	investment	currency exposures	Economic	foreign currency
	foreign operations	interests (NCI)	excluding NCI (1)	hedges	pre-economic hedges	hedges (2)	exposures
2016	£m	£m	£m	£m	£m	£m	£m
US dollar	(595)	—	(595)	(28)	(623)	—	(623)
Euro	6,085	(4)	6,089	(582)	5,507	(2,289)	3,218
Other non-sterling	3,366	761	2,605	(1,491)	1,114	(625)	489
Total	8,856	757	8,099	(2,101)	5,998	(2,914)	3,084

2015
US dollar	1,172	—	1,172	(134)	1,038	(1,038)	—
Euro	6,562	(127)	6,435	(573)	5,862	(1,963)	3,899
Other non-sterling	3,599	(524)	3,075	(2,364)	711	—	711
Total	11,333	(651)	10,682	(3,071)	7,611	(3,001)	4,610

Notes:

(1)    Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity.

(2)    Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

Key points

•         Structural foreign currency exposure at 31 December 2016 was £6 billion before and £3 billion after economic hedges, respectively, £1.6 billion and £1.5 billion lower than at 31 December 2015.

•         The reduction in the residual structural foreign currency exposure was driven by provisions for RMBS and dividends received from EU subsidiaries. These reductions were partly offset by appreciation of the US dollar and the euro against sterling in 2016.

•         Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening in foreign currencies against sterling would result in a gain of £0.3 billion in equity (2015 - a £0.5 billion gain). A 5% weakening in foreign currencies against sterling would result in a loss of £0.3 billion in equity (2015 - a £0.4 billion loss).

Equity risk

Equity positions are carried at fair value on the balance sheet based on available market prices where possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below shows the balance sheet carrying value of non-traded book equity positions.

	2016	2015
	£m	£m
Exchange-traded equity	33	25
Private equity	357	534
Other	146	136
	536	695

The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares.

	2016	2015
	£m	£m
Net realised gains arising from disposals	295	60
Unrealised gains included in Tier 1 or Tier 2 capital	53	301

Note:

(1)    Includes gains or losses on available-for-sale instruments only.

Business review   Capital and risk management

Market risk continued

Structured credit portfolio

The structured credit portfolio is no longer material.

Calculation of regulatory capital*

RBS capitalises non-traded market risk as part of the Pillar 2A Internal Capital Adequacy Assessment Process (ICAAP). The approach combines both earnings based and economic value based methodologies, in accordance with regulatory guidelines. The calculation captures the principal sources of non-traded market risk – interest rate risk, credit spread risk, structural foreign exchange risk and accounting volatility risk.

Pillar 1 capital must be held for non-trading book foreign exchange exposures, as outlined under CRR Articles 455 and 92(3)c. Structural foreign exchange exposures are excluded from the calculations as outlined under CRR Article 352(2); such exposures are considered under Pillar 2A.

Non-traded equity risk is captured in credit risk RWAs.

The capital calculations under ICAAP are also used for economic capital purposes.

Linkage to balance sheet*
The table below analyses RBS’s balance sheet by trading and non-trading business.

	2016			2015
		Trading	Non-trading		Trading	Non-trading
	Total	business (1)	business (2)	Total	business (1)	business (2)
	£bn	£bn	£bn	£bn	£bn	£bn	Primary risk factor
Assets
Cash and balances at central banks	74.3	0.1	74.2	79.9	—	79.9	Interest rate
Net loans and advances to banks	17.3	6.9	10.4	19.0	11.2	7.8	Interest rate
Net loans and advances to customers	323.0	18.1	304.9	308.0	17.4	290.6	Interest rate
Reverse repos	41.8	37.7	4.1	39.9	38.6	1.3	Interest rate
Debt securities	72.5	24.5	48.0	82.5	35.9	46.6	Interest rate, credit spreads
Equity shares	0.7	0.2	0.5	1.4	0.7	0.7	Equities
Derivatives	247.2	244.2	3.0	262.5	260.0	2.5	Interest rate, credit spreads
Settlement balances	5.5	5.4	0.1	4.1	3.9	0.2	Settlement risk
Other assets	16.4	—	16.4	18.1	—	18.1
Total assets	798.7	337.1	461.6	815.4	367.7	447.7

Liabilities
Deposits by banks	33.3	20.7	12.6	28.1	20.0	8.1	Interest rate
Customer deposits	353.9	13.2	340.7	346.0	11.4	334.6	Interest rate
Repos	32.3	27.3	5.0	37.4	35.2	2.2	Interest rate
Debt securities in issue	27.3	4.4	22.9	31.1	7.1	24.0	Interest rate
Settlement balances	3.6	3.5	0.1	3.4	3.3	0.1	Settlement risk
Short positions	22.1	22.1	—	20.8	20.8	—	Interest rate, credit spreads
Derivatives	236.5	234.6	1.9	254.7	252.4	2.3	Interest rate, credit spreads
Subordinated liabilities	19.4	—	19.4	19.8	—	19.8	Interest rate
Other liabilities	20.9	—	20.9	20.0	—	20.0
Total liabilities	749.3	325.8	423.5	761.3	350.2	411.1

Notes:

(1)    Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by RBS to measure market risk are detailed under traded market risk measurement on page 354.

(2)    Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations. For more information refer to pages 366 to 373.

(3)    Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

*unaudited

Financial statements
		Page
Report of Independent Registered Public Accounting Firm		376
Consolidated income statement		378
Consolidated statement of comprehensive income		379
Consolidated balance sheet		380
Consolidated statement of changes in equity		381
Consolidated cash flow statement		384
Accounting policies		385
Notes on the consolidated accounts
1	Net interest income	402
2	Non-interest income	402
3	Operating expenses	403
4	Pensions	407
5	Auditor’s remuneration	412
6	Tax	413
7	Earnings per ordinary share	414
8	Financial instruments - classification	415
9	Financial instruments - valuation	418
10	Financial instruments - maturity analysis	431
11	Financial assets - impairments	434
12	Derivatives	435
13	Debt securities	437
14	Equity shares	438
15	Intangible assets	439
16	Property, plant and equipment	440
17	Prepayments, accrued income and other assets	442
18	Discontinued operations and assets and liabilities of disposal groups	442
19	Short positions	443
20	Provisions for liabilities and charges	444
21	Accruals and other liabilities	445
22	Deferred tax	445
23	Subordinated liabilities	447
24	Non-controlling interests	449
25	Share capital	449
26	Other equity	452
27	Leases	454
28	Structured entities	455
29	Asset transfers	456
30	Capital resources	457
31	Memorandum items	458
32	Net cash flow from operating activities	475
33	Analysis of the net investment in business interests and intangible assets	476
34	Interest received and paid	476
35	Analysis of changes in financing during the year	476
36	Analysis of cash and cash equivalents	476
37	Segmental analysis	477
38	Directors’ and key management remuneration	482
39	Transactions with directors and key management	482
40	Related parties	483
41	Post balance sheet events	483
42	Consolidating financial information	483

Report of Independent Registered Public Accounting Firm

Members of The Royal Bank of Scotland Group plc

We have audited the accompanying consolidated balance sheet of The Royal Bank of Scotland Group plc and subsidiaries (together, the “Group”) as at 31 December 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the notes 1 to 42 and the information identified as ‘audited’ in the Capital and risk management section of the Business review (“financial statements”). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2016, and the consolidated results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 23 February 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
23 February 2017

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc

We have audited the accompanying consolidated balance sheet of The Royal Bank of Scotland Group plc and its subsidiaries (together "the Group") as at 31 December 2015 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for the years ended 31 December 2015 and 2014, the accounting policies and the notes 1 to 42 and the information identified as ‘audited’ in the Capital and risk management section of the Business review (“consolidated financial statements”). These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such 2015 and 2014 consolidated financial statements present fairly, in all material respects, the financial position of The Royal Bank of Scotland Group plc and its subsidiaries as at 31 December 2015 and the results of their operations and their cash flows for the years ended 31 December 2015 and 2014, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

Note 42 to the consolidated financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10.

/s/ Deloitte LLP

London, United Kingdom

25 February 2016 (24 March 2016 for the consolidating financial information in Note 42)

Consolidated income statement for the year ended 31 December 2016

	Note	2016	2015	2014
		£m	£m	£m
Interest receivable		11,258	11,925	13,079
Interest payable		(2,550)	(3,158)	(3,821)
Net interest income	1	8,708	8,767	9,258
Fees and commissions receivable		3,340	3,742	4,414
Fees and commissions payable		(805)	(809)	(875)
Income from trading activities		974	1,060	1,285
(Loss)/gain on redemption of own debt		(126)	(263)	20
Other operating income		499	426	1,048
Non-interest income	2	3,882	4,156	5,892
Total income		12,590	12,923	15,150
Staff costs		(5,124)	(5,726)	(5,757)
Premises and equipment		(1,388)	(1,827)	(2,081)
Other administrative expenses		(8,745)	(6,288)	(4,568)
Depreciation and amortisation		(778)	(1,180)	(930)
Write down of goodwill and other intangible assets		(159)	(1,332)	(523)
Operating expenses	3	(16,194)	(16,353)	(13,859)
(Loss)/profit before impairment (losses)/releases		(3,604)	(3,430)	1,291
Impairment (losses)/releases	11	(478)	727	1,352
Operating (loss)/profit before tax		(4,082)	(2,703)	2,643
Tax charge	6	(1,166)	(23)	(1,909)
(Loss)/profit from continuing operations		(5,248)	(2,726)	734
Profit/(loss) from discontinued operations, net of tax	18	—	1,541	(3,445)
Loss for the year		(5,248)	(1,185)	(2,711)

Attributable to:
Non-controlling interests		10	409	60
Preference shareholders		260	297	330
Paid-in equity holders		244	88	49
Dividend access share	7	1,193	—	320
Ordinary shareholders		(6,955)	(1,979)	(3,470)
		(5,248)	(1,185)	(2,711)

Per ordinary share
Basic and diluted (loss)/earnings from continuing operations	7	(59.5p)	(27.7p)	0.5p

Basic and diluted loss from continuing and discontinued operations	7	(59.5p)	(17.2p)	(30.6p)

The accompanying notes on pages 402 to 483, the accounting policies on pages 385 to 401 and the audited sections of the Business review: Capital and risk management on pages 218 to 374 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2016

	2016	2015	2014
	£m	£m	£m
Loss for the year	(5,248)	(1,185)	(2,711)
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(1,049)	(73)	(1,857)
Tax	288	306	314
	(761)	233	(1,543)

Items that do qualify for reclassification
Available-for-sale financial assets	(94)	44	807
Cash flow hedges	765	(700)	1,413
Currency translation	1,263	(1,181)	307
Tax	(106)	108	(455)
	1,828	(1,729)	2,072
Other comprehensive income/(loss) after tax	1,067	(1,496)	529
Total comprehensive loss for the year	(4,181)	(2,681)	(2,182)

Attributable to:
Non-controlling interests	121	370	246
Preference shareholders	260	297	330
Paid-in equity holders	244	88	49
Dividend access share	1,193	—	320
Ordinary shareholders	(5,999)	(3,436)	(3,127)
	(4,181)	(2,681)	(2,182)

The accompanying notes on pages 402 to 483, the accounting policies on pages 385 to 401 and the audited sections of the Business review: Capital and risk management on pages 218 to 374 form an integral part of these financial statements.

.

Consolidated balance sheet as at 31 December 2016

	Note	2016	2015
		£m	£m
Assets
Cash and balances at central banks	8	74,250	79,404
Loans and advances to banks	8	30,138	30,646
Loans and advances to customers	8	351,950	333,892
Debt securities subject to repurchase agreements	29	18,107	20,224
Other debt securities		54,415	61,873
Debt securities	13	72,522	82,097
Equity shares	14	703	1,361
Settlement balances		5,526	4,116
Derivatives	12	246,981	262,514
Intangible assets	15	6,480	6,537
Property, plant and equipment	16	4,590	4,482
Deferred tax	22	1,803	2,631
Prepayments, accrued income and other assets	17	3,700	4,242
Assets of disposal groups	18	13	3,486
Total assets		798,656	815,408

Liabilities
Deposits by banks	8	38,556	38,296
Customer accounts	8	380,968	370,298
Debt securities in issue	8	27,245	31,150
Settlement balances		3,645	3,390
Short positions	19	22,077	20,809
Derivatives	12	236,475	254,705
Provisions for liabilities and charges	20	12,836	7,366
Accruals and other liabilities	21	6,991	7,749
Retirement benefit liabilities	4	363	3,789
Deferred tax	22	662	882
Subordinated liabilities	23	19,419	19,847
Liabilities of disposal groups	18	15	2,980
Total liabilities		749,252	761,261

Non-controlling interests	24	795	716
Owners’ equity	25, 26	48,609	53,431
Total equity		49,404	54,147

Total liabilities and equity		798,656	815,408

The accompanying notes on pages 402 to 483, the accounting policies on pages 385 to 401 and the audited sections of the Business review: Capital and risk management on pages 218 to 374 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 23 February 2017 and signed on its behalf by:

Howard Davies Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

The Royal Bank of Scotland Group plc
Registered No. SC45551

Consolidated statement of changes in equity for the year ended 31 December 2016

	2016	2015	2014
	£m	£m	£m
Called-up share capital
At 1 January	11,625	6,877	6,714
Ordinary shares issued	198	159	163
Conversion of B shares (1)	—	4,590	—
Preference shares redeemed (2)	—	(1)	—
At 31 December	11,823	11,625	6,877

Paid-in equity
At 1 January	2,646	784	979
Redeemed/reclassified (3)	(110)	(150)	(195)
Additional Tier 1 capital notes issued (4)	2,046	2,012	—
At 31 December	4,582	2,646	784

Share premium account
At 1 January	25,425	25,052	24,667
Ordinary shares issued	268	373	385
At 31 December	25,693	25,425	25,052

Merger reserve
At 1 January	10,881	13,222	13,222
Transfer to retained earnings	—	(2,341)	—
At 31 December	10,881	10,881	13,222

Available-for-sale reserve
At 1 January	307	299	(308)
Unrealised gains	282	31	980
Realised (gains)/losses	(376)	27	(333)
Tax	25	(16)	(67)
Recycled to profit or loss on disposal of businesses (5)	—	—	36
Recycled to profit or loss on ceding control of Citizens (6)	—	9	—
Transfer to retained earnings	—	(43)	(9)
At 31 December	238	307	299

Cash flow hedging reserve
At 1 January	458	1,029	(84)
Amount recognised in equity	1,867	712	2,871
Amount transferred from equity to earnings	(1,102)	(1,354)	(1,458)
Tax	(193)	98	(334)
Recycled to profit or loss on ceding control of Citizens (7)	—	(36)	—
Transfer to retained earnings	—	9	34
At 31 December	1,030	458	1,029

Foreign exchange reserve
At 1 January	1,674	3,483	3,691
Retranslation of net assets	1,470	(22)	113
Foreign currency (losses)/gains on hedges of net assets	(278)	(176)	108
Tax	62	(11)	(30)
Recycled to profit or loss on disposal of businesses (8)	(40)	4	—
Recycled to profit or loss on ceding control of Citizens (8)	—	(962)	—
Transfer to retained earnings	—	(642)	(399)
At 31 December	2,888	1,674	3,483

Capital redemption reserve
At 1 January	4,542	9,131	9,131
Conversion of B shares (1)	—	(4,590)	—
Preference shares redeemed (2)	—	1	—
At 31 December	4,542	4,542	9,131

For notes to these tables see page 383.

Consolidated statement of changes in equity for the year ended 31 December 2016

	2016	2015	2014
	£m	£m	£m
Retained earnings
At 1 January	(4,020)	(4,001)	783
(Loss)/profit attributable to ordinary shareholders and other equity owners
- continuing operations	(5,258)	(2,801)	756
- discontinued operations	—	1,207	(3,527)
Equity preference dividends paid	(260)	(297)	(330)
Paid-in equity dividends paid, net of tax	(244)	(88)	(49)
Dividend access share dividend	(1,193)	—	(320)
Transfer from available-for-sale reserve	—	43	9
Transfer from cash flow hedging reserve	—	(9)	(34)
Transfer from foreign exchange reserve	—	642	399
Transfer from merger reserve	—	2,341	—
Costs of placing Citizens equity	—	(29)	(45)
Redemption of equity preference shares (2)	(1,160)	(1,214)	—
Redemption/reclassification of paid-in equity	(21)	(27)	(33)
Loss on remeasurement of the retirement benefit schemes
- gross	(1,049)	(67)	(1,857)
- tax	288	306	314
Loss on disposal of own shares held	—	—	(8)
Shares issued under employee share schemes	(10)	(58)	(91)
Share-based payments
- gross	(9)	36	29
- tax	—	(4)	3
At 31 December	(12,936)	(4,020)	(4,001)

Own shares held
At 1 January	(107)	(113)	(137)
Disposal of own shares	—	6	1
Shares issued under employee share schemes	41	—	—
Own shares acquired	(66)	—	23
At 31 December	(132)	(107)	(113)

Owners’ equity at 31 December	48,609	53,431	55,763

For notes to these tables refer to the following page.

The accompanying notes on pages 402 to 483, the accounting policies on pages 385 to 401 and the audited sections of the Business review: Capital and risk management on pages 218 to 374 form an integral part of these financial statements.

Consolidated statement of changes in equity for the year ended 31 December 2016

	2016	2015	2014
	£m	£m	£m
Non-controlling interests (see Note 24)
At 1 January	716	2,946	473
Currency translation adjustments and other movements	111	3	86
Profit/(loss) attributable to non-controlling interests
- continuing operations	10	75	(22)
- discontinued operations	—	334	82
Dividends paid	—	(31)	(4)
Movements in available-for-sale securities
- unrealised gains	—	22	36
- realised (gains)/losses	—	(6)	77
- tax	—	(5)	(13)
Movements in cash flow hedging reserve
- amount recognised in equity	—	32	18
- amount transferred from equity to earnings	—	—	(18)
- tax	—	(4)	—
Actuarial losses recognised in retirement benefit schemes
- gross	—	(6)	—
Equity raised (9)	—	2,537	2,232
Equity withdrawn and disposals	(42)	(24)	(1)
Loss of control of Citizens	—	(5,157)	—
At 31 December	795	716	2,946

Total equity at 31 December	49,404	54,147	58,709

Total equity is attributable to:
Non-controlling interests	795	716	2,946
Preference shareholders	2,565	3,305	4,313
Paid-in equity holders	4,582	2,646	784
Ordinary shareholders	41,462	47,480	50,666
	49,404	54,147	58,709

Notes:

(1)	In October 2015, all B shares were converted into ordinary shares of £1 each.
(2)

In September 2016, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.5 billion (2015 - $1.9 billion). The nominal value of £0.3 million (2015 - £1 million) was transferred from share capital to capital redemption reserve and ordinary owners equity was reduced by £0.4 billion (2015 - £0.2 billion) in respect of the movement in exchange rates since issue.

(3)

Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust C in May 2016 (redeemed in July 2016), the call of RBS Capital Trust IV in January 2015 (redeemed in March 2015) and the call RBS Capital Trust III in December 2014 (redeemed in January 2015).

(4)	AT1 capital notes totalling £2.0 billion issued in August 2016.
(5)	2014 Net of tax - £11 million charge.
(6)	2015 Net of tax - £6 million charge.
(7)	2015 Net of tax - £16 million credit.
(8)	No tax impact.
(9)	Includes £2,491 million relating to the secondary offering of Citizens in March 2015 (2014 - £2,117 million relating to the IPO of Citizens).

The accompanying notes on pages 402 to 483, the accounting policies on pages 385 to 401 and the audited sections of the Business review: Capital and risk management on pages 218 to 374 form an integral part of these financial statements

Consolidated cash flow statement for the year ended 31 December 2016

	Note	2016	2015	2014
		£m	£m	£m
Cash flows from operating activities
Operating (loss)/profit before tax from continuing operations		(4,082)	(2,703)	2,643
Profit/(loss) before tax from discontinued operations		—	1,766	(3,207)
Adjustments for non-cash items and other adjustments included within income statement		(3,024)	(5,601)	(84)
Contributions to defined benefit schemes		(4,786)	(1,060)	(1,065)
Changes in operating assets and liabilities		8,413	8,589	(18,260)
Income taxes paid		(171)	(73)	(414)
Net cash flows from operating activities	32	(3,650)	918	(20,387)

Cash flows from investing activities
Sale and maturity of securities		8,599	8,229	28,020
Purchase of securities		(11,607)	(14,135)	(20,276)
Sale of property, plant and equipment		447	1,432	1,162
Purchase of property, plant and equipment		(912)	(783)	(816)
Net (investment in)/divestment of business interests and intangible assets	33	(886)	391	(1,481)
Net cash flows from investing activities		(4,359)	(4,866)	6,609

Cash flows from financing activities
Issue of ordinary shares		300	307	314
Issue of Additional Tier 1 capital notes		2,046	2,012	—
Issue of subordinated liabilities		—	—	2,159
Proceeds of non-controlling interests issued		—	2,537	2,147
Redemption of paid-in equity		(110)	(150)	—
Redemption of equity preference shares		(1,160)	(1,214)	—
Non-controlling interests equity withdrawn and disposals		(42)	—	(1)
Own shares (acquired)/disposed		(25)	6	14
Redemption of subordinated liabilities		(3,606)	(3,047)	(3,480)
Dividends paid		(504)	(416)	(383)
Dividend access share		(1,193)	—	(320)
Interest on subordinated liabilities		(813)	(975)	(854)
Net cash flows from financing activities		(5,107)	(940)	(404)
Effects of exchange rate changes on cash and cash equivalents		8,094	576	909

Net decrease in cash and cash equivalents		(5,022)	(4,312)	(13,273)
Cash and cash equivalents at 1 January		103,592	107,904	121,177
Cash and cash equivalents at 31 December	36	98,570	103,592	107,904

The accompanying notes on pages 402 to 483, the accounting policies on pages 385 to 401 and the audited sections of the Business review: Capital and risk management on pages 218 to 374 form an integral part of these financial statements

Accounting policies

1. Presentation of accounts

The accounts are prepared on a going concern basis (see the Report of the directors, page 156) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in Accounting policies 9, 14, 16 and 23, the accounts are presented on an historical cost basis.

The Group adopted a number of revisions to IFRSs effective 1 January 2016:

‘Accounting for Acquisitions of Interests in Joint Operations’ issued in May 2014 amends IFRS 11 ‘Joint Arrangements’. An acquirer of an interest in a joint operation that is a business applies the relevant principles for business combinations in IFRS 3 and other standards and makes the relevant disclosures accordingly.

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

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in December 2014 to clarify the application of the investment entity consolidation exception.

An amendment to IAS 1, ‘Presentation of Financial Statements’ was issued in December 2014 to clarify the application of materiality to financial statements.

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

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those measured at fair value are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative effective interest accruing to financial assets is presented in interest payable.

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

The results of discontinued operations, comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on disposal of the discontinued operation, are shown as a single amount on the face of the income statement; an analysis of this amount is presented in Note 18 on the accounts.

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

For defined benefit schemes, the defined benefit obligation is measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised in the balance sheet. A defined benefit asset is limited to the present value of any economic benefits available to the Group in the form of refunds from the plan or reduced contributions to it.

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

Accounting policies

The residual value and useful life of property, plant and equipment are reviewed at each balance sheet date and updated for any changes to previous estimates.

8. Impairment of intangible assets and property, plant and equipment

At each balance sheet date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

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

Group entities record transactions in foreign currencies in their functional currency, the currency of the primary economic environment in which they operate, at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 23).

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

Accounting policies

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

14. Financial assets

On initial recognition, financial assets are classified into held-to-maturity investments; held-for-trading; designated as at fair value through profit or loss; loans and receivables; or available-for-sale financial assets. Regular way purchases of financial assets classified as loans and receivables are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

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

Accounting policies

Held-for-trading - a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Income from trading activities includes gains and losses on held-for-trading financial assets as they arise.

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments. Further details are given in Note 9 on the accounts.

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

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Income from trading activities includes gains and losses on held-for-trading financial liabilities as they arise.

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

Accounting policies

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

21. Netting

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented gross.

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

Accounting policies

23. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

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

(i) Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as discussed in Accounting policy 6. The carrying value of goodwill as at 31 December 2016 was £5,558 million (2015 - £5,558 million).

Goodwill is the excess of the cost of an acquired business over the fair value of its net assets. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Impairment testing in accordance with Accounting policy 8 inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of their separable assets. The sensitivity of the assessment to changes in assumptions is discussed in Note 15 on the accounts.

(ii) Provisions for liabilities

As set out in Note 20 on the accounts, at 31 December 2016 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £1,253 million (2015 - £996 million), other customer redress, £1,105 million (2015 - £821 million), residential mortgage backed securities, £6,752 million (2015 - £3,772 million), litigation and other regulatory proceedings, £1,918 million (2015 - £519 million). Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Accounting policies

Payment Protection Insurance - the Group has established a provision for redress payable in respect of the mis-selling of Payment Protection Insurance policies. The provision is management’s best estimate of the anticipated costs of redress and related administration expenses. The determination of appropriate assumptions to underpin the provision requires significant judgement by management. The principal assumptions underlying the provision together with sensitivities to changes in those assumptions are given in Note 20 on the accounts.

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

Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes. The Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. A detailed description of the Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 31 on the accounts.

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

(iii) Deferred tax

The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £1,803 million were recognised as at 31 December 2016 (2015 - £2,631 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses and other temporary differences to the extent that it is probable that there will be future taxable profits against which the losses and other temporary differences can be utilised. The Group has considered their carrying value as at 31 December 2016 and concluded that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets. These estimates are based on forecast performance and take into account the Group’s plans to implement the UK ring-fencing regime and the resultant transfers between members of the Group.

Deferred tax assets of £7,940 million (2015 - £6,349 million) have not been recognised in respect of tax losses and other temporary differences where the availability of future taxable profits is uncertain. Further details about the Group’s deferred tax assets are given in Note 22 on the accounts.

(iv) Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost in accordance with Accounting policy 16. At 31 December 2016, customer loan impairment provisions amounted to £4,455 million (2015 - £7,119 million).

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

Accounting policies

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

(v) Fair value - financial instruments

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

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 9 on the accounts.

Accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at  31 December 2016 that would affect the Group from 1 January 2017 or later.

Effective for 2017

In January 2016, the IASB amended IAS 7 ‘Cash Flow Statements’ to require disclosure of the movements in financing liabilities. The amendment is effective from 1 January 2017.

In January 2016, the IASB amended IAS 12 ‘Income taxes’ to clarify the recognition of deferred tax assets in respect of unrealised losses. The amendment is effective from 1 January 2017.

Neither of these amendments is expected to have a material effect on the Group’s financial statements.

Accounting policies

Effective after 2017 - IFRS 9

In July 2014, the IASB published IFRS 9 ‘Financial Instruments’ with an effective date of 1 January 2018. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. The Group is continuing its assessment of the standard’s effect on its financial statements.

The principle features of IFRS 9 are as follows:

Recognition and derecognition

The sections in IAS 39 setting out the criteria for the recognition and derecognition of financial instruments have been included unamended in IFRS 9.

Classification and measurement

Financial assets - There are three classifications for financial assets in IFRS 9.

•         Amortised cost - Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is to hold financial assets to collect their cash flow are measured at amortised cost.

•         Fair value through other comprehensive income - Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is achieved by holding financial assets to collect their cash flow and selling them are measured at fair value through other comprehensive income.

•         Fair value through profit and loss - Other financial assets are measured at fair value through profit and loss.

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

Hedge accounting

IFRS 9’s hedge accounting requirements are designed to align the accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The elements of hedge accounting: fair value, cash flow and net investment hedges are retained. There is an option in IFRS 9 for an accounting policy choice to continue with the IAS 39 hedge accounting framework; the Group currently anticipates applying this option.

Credit impairment

IFRS 9’s credit impairment requirements apply to financial assets measured at amortised cost, to those measured at fair value through other comprehensive income, to lease receivables and to certain loan commitments and financial guarantee contracts. On initial recognition a loss allowance is established at an amount equal to 12-month expected credit losses (ECL) that is the portion of life-time expected losses resulting from default events that are possible within the next 12 months. Where a significant increase in credit risk since initial recognition is identified, the loss allowance increases so as to recognise all expected default events over the expected life of the asset. The Group expects that financial assets where there is objective evidence of impairment under IAS 39 will be credit impaired under IFRS 9, and carry loss allowances based on all expected default events.

The assessment of credit risk and the estimation of ECL are required to be unbiased and probability-weighted: determined by evaluating at the balance sheet date for each customer or loan portfolio a range of possible outcomes using reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The estimation of ECL also takes into account the time value of money. Recognition and measurement of credit impairments under IFRS 9 are more forward-looking than under IAS 39.

A Group-wide programme has been established to implement the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes; this programme is led jointly by Risk and Finance.  The inclusion of loss allowances on all financial assets will tend to result in an increase in overall credit impairment provisions when compared with the current basis of measurement under IAS 39.

Transition

The classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting will be applied prospectively from that date.

Accounting policies

The table below sets out the key descriptions used for credit impairment under IFRS 9, and their equivalent usage under IAS 39 and existing regulatory reporting.

Attribute	IFRS 9	IAS 39	Regulatory
Default / credit impairment

To determine the risk of a default occurring, management intends to apply a default definition that is consistent with the Basel/Regulatory definition of default.

Assets that are defaulted will be shown as credit impaired. RBS intends to use 90 days past due as a consistent measure  for default across all product classes. Also where RBS considers that the customers is unlikely to pay in credit obligations,

Default aligned to loss events, by classing all financial assets for which an impairment event has taken place as nonperforming.  Nonperforming assets are defined as those that have a 100% probability of default and an internal asset quality grade of AQ10 (see page 66 for definition).

Impaired financial assets are those for which there is objective evidence that the amount or timing of future cash flows have been adversely impacted since initial recognition.

A default shall be considered to have occurred with regard to a particular financial asset when either or both of the following have taken place:
- RBS considers that the customer is unlikely to pay its credit obligations without recourse by the institution to actions such as realising security;
- the customer is past due more than 90 days.

For retail exposures, the definition of default may be applied at the level of an individual credit facility rather than in relation to the total obligations of a borrower.

Probability of default (PD)

PD is the likelihood of default assessed on the prevailing economic conditions at the reporting date (point in time), adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default; it will not equate to a long run average.

Regulatory PDs adjusted to point in time metrics are used in the latent provision calculation.

The likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.
For Wholesale, PD models reflect losses that would arise through-the-cycle; this represents a long run average view of default levels. For Retail PD models, the prevailing economic conditions at the reporting date (point in time) are used.

Accounting policies

Attribute	IFRS 9	IAS 39	Regulatory
Significant increase in credit risk

A framework is being established that incorporates both quantitative and qualitative measures and is aligned to the Group’s current risk management framework. Decisions in relation to credit deterioration will be management decisions, subject to approval by governing bodies such as the Group Provisions Committee.

The staging assessment requires a definition of when a significant increase in credit risk has occurred; this moves the loss calculation for financial assets from a 12 month horizon to a lifetime horizon. Management propose to establish an approach that is primarily informed by the increase in lifetime probability of default, with additional qualitative measures to account for assets where PD does not move, but a high risk factor is determined, these include the Risk of Credit Loss framework and binary triggers (examples includes the use of payday lending, forbearance and 30 days past due).

In most cases, management expect an asset that has demonstrated a doubling of its lifetime probability of default would be considered to have a significant increase in credit risk.

IFRS 9 includes an option that permits assets that are ‘low risk’ to be excluded from this assessment; the Group does not intend to apply this option.

		Not applicable	Not applicable
Forward-looking and multiple scenarios

The evaluation of future cash flows, the risk of default and impairment loss should take into account expectations of economic changes that are reasonable.

More than one outcome should be considered to ensure that the resulting estimation of impairment is not biased towards a particular expectation of economic growth.

Management have developed the default modelling capability for IFRS 9 to simulate multiple economic forecasts as part of the model outcomes for PD, LGD and exposure.

		Financial asset carrying values based upon the expectation of future cash flows.	Follows financial accounting.
Loss given default (LGD)	LGD is a current assessment of the amount that will be recovered in the event of default, taking account of future conditions. It may occasionally equate to the regulatory view.	Regulatory LGD values are generally used for calculating collective and latent provisions.

An estimate of the amount that will not be recovered in the event of default, plus the cost of debt collection activities and the delay in cash recovery.  LGD is a downturn based metric, representing a prudent view of recovery in adverse economic conditions.

Accounting policies

Attribute	IFRS 9	IAS 39	Regulatory
Exposure at default (EAD)	Expected balance sheet exposure at default. It differs from the regulatory method as follows: - it includes the effect of amortisation; - it caps exposure at the contractual limit.	Based on the current drawn balance plus future committed drawdowns

Models are used to provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD cannot be lower than the reported balance sheet, but can be reduced by a legally enforceable netting agreement.

Date of initial recognition (DOIR)

The reference date used to assess a significant increase in credit risk is as follows.  Term lending:  the date the facility became available to the customer. Wholesale revolving products:  the date of the last substantive credit review (typically annual) or, if later, the date facility became available to the customer.  Retail Cards:  the account opening date or, if later, the date the card was subject to a regular 3-year review or the date of any subsequent limit increases.

Current Accounts/ Overdrafts: the account opening date or, if later, the date of initial granting of overdraft facility or of limit increases.

		Not applicable for impairment but defined as the date when the entity becomes a party to the contractual provisions of the instrument.	Generally follows financial accounting.
Modification

A modification occurs when the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in derecognition.  A modification requires immediate recognition in the income statement of any impact on the carrying value and EIR.  Examples of modification events include forbearance and distressed restructuring. The financial impact is recognised in the income statement as an impairment release/(loss).

		Modification is not separately defined but accounting impact arises as an EIR adjustment on changes that are not derecognition or impairment events.	Not applicable

Accounting policies

The table below summarises the existing Group balance sheet captions for financial assets and their IAS 39 classification, and indicates the expected classifications that will apply under IFRS 9.

Assets		IFRS 9			IAS 39
		AC(1)	FVTPL(2)	FVOCI(3)	AC(1)	FVTPL(2)	FVOCI(3)
Cash and balances at central banks
Non held-for-trading		●			●
Loans and advances to banks
Held for trading			●			●
Non held for trading		●			●
Loans and advances to customers
Held-for-trading			●			●
Non held-for-trading		●	●	●	●	●
Debt securities
Held-for-trading			●			●
Non held-for-trading:	Held-to-maturity	●			●
	Available-for-sale		●	●			●
	Other	●	●		●	●
Equity shares
Held-for-trading			●			●
Non held-for-trading			●	●		●	●
Settlement balances
Non held-for-trading		●			●
Derivatives
Held-for-trading			●			●

Notes:

(1)  Amortised cost

(2)  Fair value through profit and loss

(3)  Fair value other comprehensive income

Effective after 2017 – other standards

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014. It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met. It is effective from 1 January 2018.

IFRS 2 ‘Share-based payment’ was amended in June 2016 to clarify the accounting for net settlement of tax in respect of share-based payments and the calculation of the cost of modified awards and those with vesting conditions that are not market conditions.  The effective date is 1 January 2018

IFRIC Interpretation 22 ‘Foreign Currency Transaction and Advance Consideration’ was issued in December 2016 clarifying the date of a foreign exchange transaction to be used on initial recognition of a related asset or other item.  The effective date is 1 January 2018.

IAS 40 ‘Investment Property’ was amended in December 2016 to clarify that transfers into or out of the investment property classification may only occur on a change of use or the property ceasing to meet the definition of an investment property.  The effective date is 1 January 2018.

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’.  There are no substantial changes to the accounting for leases by lessors.  For lessees: accounting for finance leases will remain substantially the same; operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards on its financial statements

Notes on the consolidated accounts

1 Net interest income
	2016	2015	2014
	£m	£m	£m
Loans and advances to customers	10,706	11,268	12,339
Loans and advances to banks	246	340	367
Debt securities	306	317	373
Interest receivable (1)	11,258	11,925	13,079

Customer accounts: demand deposits	433	619	598
Customer accounts: savings deposits	432	446	731
Customer accounts: other time deposits	190	315	440
Balances with banks	97	45	75
Debt securities in issue	557	759	1,010
Subordinated liabilities	845	869	876
Internal funding of trading businesses	(4)	105	91
Interest payable (1)	2,550	3,158	3,821

Net interest income	8,708	8,767	9,258

2 Non-interest income
	2016	2015	2014
	£m	£m	£m
Fees and commissions receivable
Payment services	856	923	989
Credit and debit card fees	645	738	822
Lending (credit facilities)	1,044	1,076	1,250
Brokerage	154	262	321
Investment management	250	305	391
Trade finance	196	242	280
Other	195	196	361
	3,340	3,742	4,414
Fees and commissions payable
Banking	(805)	(809)	(875)

Income from trading activities
Foreign exchange	989	809	1,428
Interest rate	(480)	35	(108)
Credit	336	(80)	(82)
Changes in fair value of own debt and derivative liabilities attributable to own credit
- debt securities in issue	87	252	44
- derivative liabilities	67	2	(84)
Equities and other	(25)	42	87
	974	1,060	1,285

(Loss)/gain on redemption of own debt	(126)	(263)	20

Other operating income
Operating lease and other rental income	287	276	380
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit risk (2)
- debt securities in issue	41	84	(89)
- subordinated liabilities	(15)	(29)	(17)
Other changes in the fair value of financial assets and liabilities designated as at fair
value through profit or loss and related derivatives	(13)	375	83
Changes in the fair value of investment properties	(11)	2	(25)
Profit/(loss) on sale of securities	71	(4)	227
Profit on sale of property, plant and equipment	18	91	137
Profit/(loss) on sale of subsidiaries and associates	273	(102)	192
Loss on disposal or settlement of loans and receivables	(277)	(558)	(232)
Share of profits of associated entities	59	140	126
Other income (3)	66	151	266
	499	426	1,048

Notes:

(1)    Negative interest on loans and advances is classed as interest payable.

(2)    Measured as the change in fair value from movements in the year in the credit risk premium payable by RBS.

(3)    Includes income from activities other than banking.

Notes on the consolidated accounts

3 Operating expenses
	2016	2015	2014
	£m	£m	£m
Salaries	3,097	3,177	3,503
Variable compensation	281	314	408
Temporary and contract costs	674	638	526
Social security costs	388	344	379
Share-based compensation	32	36	43
Pension costs
- defined benefit schemes (see Note 4)	267	523	462
- loss/(gain) on curtailments or settlements (see Note 4)	1	(65)	—
- defined contribution schemes	89	74	87
Severance	229	511	196
Other	66	174	153
Staff costs	5,124	5,726	5,757

Premises and equipment	1,388	1,827	2,081
UK bank levy	190	230	250
Other administrative expenses (1)	8,555	6,058	4,318

Property, plant and equipment depreciation and write down (see Note 16)	574	950	671
Intangible assets amortisation (see Note 15)	204	230	259
Depreciation and amortisation	778	1,180	930

Write down of goodwill and other intangible assets (see Note 15)	159	1,332	523
	16,194	16,353	13,859

Restructuring and divestment costs

Included in operating expenses are the following restructuring and divestment costs.

		Premises and
	Staff	depreciation	Other (2)	Total
	£m	£m	£m	£m
Restructuring
2016	490	153	1,107	1,750
2015	616	737	950	2,303
2014	261	269	268	798

Divestment
2016	152	11	193	356
2015	214	9	405	628
2014	120	3	233	356

Notes:

(1) Includes litigation and conduct costs, net of amounts recovered. Further details are provided in Note 20.

(2) Includes other administrative expenses, write down of goodwill and other intangible assets.

Notes on the consolidated accounts

3 Operating expenses continued

The average number of persons employed, rounded to the nearest hundred, in continuing operations during the year, excluding temporary staff, was 82,400 (2015 - 88,800; 2014 - 92,800); on the same basis there were no people employed in discontinued operations (2015 - 10,100; 2014 - 18,200). The average number of temporary employees during 2016 was 6,700 (2015 - 7,800; 2014 - 8,100). The number of persons employed in continuing operations at 31 December, excluding temporary staff, by reportable segment, was as follows:

	2016	2015	2014
UK Personal & Business Banking	20,300	24,600	24,400
Ulster Bank RoI	3,000	2,500	2,500
Personal & Business Banking	23,300	27,100	26,900
Commercial Banking	5,600	5,700	6,000
Private Banking	1,700	1,900	2,200
RBS International	800	700	600
Commercial & Private Banking	8,100	8,300	8,800
NatWest Markets	1,100	1,200	1,700
Capital Resolution	400	1,300	2,400
Williams & Glyn	4,800	5,300	4,700
Central items & other	39,300	44,600	45,100
Restructuring	—	—	100
Total	77,000	87,800	89,700

UK	57,300	64,100	63,400
USA	700	1,100	2,000
Europe	5,200	6,200	7,400
Rest of the World	13,800	16,400	16,900
Total	77,000	87,800	89,700

There were no people employed in discontinued operations at 31 December 2016 (2015 - nil; 2014 - 17,400).

Share-based payments

As described in the Remuneration report on page 102, the Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award (1)	Vesting conditions (2)	Settlement
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2017 to 2021
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2017 to 2019
Long-term incentives (3)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2017 to 2021

Notes:

(1)    Awards are equity-settled unless international comparability is better served by cash-settled awards.

(2)    All awards have vesting conditions and therefore some may not vest.

(3)    Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Employee Share Plan.

Notes on the consolidated accounts

3 Operating expenses continued

The fair value of options granted in 2016 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to five years; expected option lives that equal the vesting period; no dividends on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date.

Sharesave	2016		2015		2014
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	2.87	56	2.85	51	2.90	62
Granted	1.68	17	2.91	12	3.43	12
Exercised	2.37	—	2.38	(2)	2.34	(6)
Cancelled	3.02	(17)	2.98	(5)	3.61	(17)
At 31 December	2.46	56	2.87	56	2.85	51

Options are exercisable within six months of vesting; 8.1 million options were exercisable at 31 December 2016 (2015 - 1.0 million; 2014 - 1.9 million). The weighted average share price at the date of exercise of options was £1.78 (2015 - £3.54; 2014 - £3.65). At 31 December 2016, exercise prices ranged from £1.68 to £4.34 (2015 - £2.33 to £18.93; 2014 - £2.33 to £39.27) and the remaining average contractual life was 2.9 years (2015 - 2.9 years; 2014 - 3.7 years). The fair value of options granted in 2016 was £18 million (2015 - £12 million; 2014 - £18 million).

Deferred performance awards	2016		2015		2014
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	276	80	272	85	180	55
Granted	170	75	186	50	311	95
Forfeited	(19)	(7)	(34)	(11)	(28)	(7)
Vested	(131)	(46)	(148)	(44)	(170)	(51)
Disposals	—	—	—	—	(21)	(7)
At 31 December	296	102	276	80	272	85

The awards granted in 2016 vest in three equal trenches on the first, second and third anniversary of the award.

Long-term incentives
	2016			2015			2014
	Value	Shares	Options	Value at	Shares	Options	Value at	Shares	Options
	at grant	awarded	over shares	grant	awarded	over shares	grant	awarded	over shares
	£m	(million)	(million)	£m	(million)	(million)	£m	(million)	(million)
At 1 January	153	44	5	214	69	7	320	94	13
Granted	37	16	—	39	11	—	72	22	—
Vested/exercised	(39)	(12)	—	(51)	(18)	(2)	(61)	(14)	(5)
Lapsed	(32)	(10)	(1)	(49)	(18)	—	(85)	(22)	(1)
Disposals	—	—	—	—	—	—	(32)	(11)	—
At 31 December	119	38	4	153	44	5	214	69	7

The market value of awards vested/exercised in 2016 was £40 million (2015 - £55 million; 2014 - £44 million). There are vested options over 4 million shares exercisable up to 2019 (2015 - 5 million; 2014 - 7 million).

Notes on the consolidated accounts

3 Operating expenses continued

Variable compensation awards
The following tables analyse the Group variable compensation awards for 2016.

	Group
	2016	2015	Change
	£m	£m	%
Non-deferred cash awards (2)	56	61	(8)
Total non-deferred variable compensation	56	61	(8)
Deferred bond awards	138	149	(7)
Deferred share awards	149	163	(9)
Total deferred variable compensation	287	312	(8)
Total variable compensation (3)	343	373	(8)

Variable compensation as a % of adjusted operating profit (4)	9%	8%
Proportion of variable compensation that is deferred	84%	84%
Of which
- deferred bond awards	48%	48%
- deferred share awards	52%	52%

Reconciliation of variable compensation awards to income statement charge	2016	2015	2014
	£m	£m	£m
Variable compensation awarded	343	373	421
Less: deferral of charge for amounts awarded for current year	(103)	(97)	(150)
Income statement charge for amounts awarded in current year	240	276	271

Add: current year charge for amounts deferred from prior years	147	140	201
Less: forfeiture of amounts deferred from prior years	(106)	(102)	(64)
Income statement charge for amounts deferred from prior years	41	38	137

Income statement charge for variable compensation (3)	281	314	408

	Actual			Expected
Year in which income statement charge is expected to be taken for deferred variable compensation					2018
	2014	2015	2016	2017	and beyond
	£m	£m	£m	£m	£m
Variable compensation deferred from 2014 and earlier	204	140	57	39	14
Variable compensation deferred from 2015	—	—	90	40	15
Less: clawback of variable compensation deferred from prior years	(3)	—	—	—	—
Less: forfeiture of amounts deferred from prior years	(64)	(102)	(106)	—	—
Variable compensation for 2016 deferred	—	—	—	80	23
	137	38	41	159	52

Notes:

(1)    The tables above relate to continuing businesses only.

(2)    Cash awards are limited to £2,000 for all employees.

(3)    Excludes other performance related compensation.

(4)    Adjusted operating profit  before variable compensation expense.

Notes on the consolidated accounts

4 Pensions

The Group sponsors a number of pension schemes in the UK and overseas, including the Main Section of The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation (principally the Pension Schemes Act 1993, the Pensions Act 1995 and the Pensions Act 2004). Under UK legislation a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities. Pension fund trustees are required to: prepare a statement of funding principles; obtain regular actuarial valuations and reports; put in place a recovery plan addressing any funding shortfall; and send regular summary funding statements to members of the scheme.

The Main scheme corporate trustee is RBS Pension Trustee Limited (the Trustee), a wholly owned subsidiary of National Westminster Bank Plc. The Trustee is the legal owner of the Main scheme assets which are held separately from the assets of the Group. The Board of the Trustee comprises four trustee directors nominated by members selected from eligible active staff and pensioner members who apply and six appointed by the Group. The Board is responsible for operating the scheme in line with its formal rules and pensions law. It has a duty to act in the best interests of all scheme members, including pensioners and those who are no longer employed by the Group, but who still have benefits in the scheme.

Similar governance principles apply to the Group’s other pension schemes, although different legislative frameworks apply to the Group’s overseas schemes.

Various changes have been made to the Group’s defined benefit pension schemes to manage pension costs and risks.  The Group announced in October 2016 that, following an extensive consultation process that, it would be increasing employee contributions in its UK defined benefit pension schemes by 2% of salary.

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

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Principal IAS 19 actuarial assumptions	Main scheme
	2016	2015
	%	%
Discount rate	2.7	3.9
Expected return on plan assets	2.7	3.9
Rate of increase in salaries	1.8	1.8
Rate of increase in pensions in payment	3.0	2.8
Rate of increase in deferred pensions	3.2	3.0
Inflation assumption (RPI)	3.2	3.0

Discount rate

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 93% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. The weighted average duration of the Main scheme’s defined benefit obligation at 31 December 2016 is 20.9 years (2015 – 19.1 years). Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived.

Notes on the consolidated accounts

4 Pensions continued

The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed.

Major classes of plan assets as a percentage of total plan assets	Main scheme
	2016	2015
	%	%
Quoted assets
Quoted equities
- Consumer industry	4.6	5.3
- Manufacturing industry	1.8	3.2
- Energy and utilities	2.7	2.6
- Financial institutions	8.3	5.4
- Technology and telecommunications	2.3	3.4
- Other	0.8	0.9
Private equity	3.4	3.4
Index-linked bonds	31.4	28.2
Government fixed interest bonds	5.9	9.0
Corporate fixed interest bonds	17.9	18.0

Unquoted assets
Corporate and other bonds	1.8	3.3
Hedge funds	0.2	0.2
Real estate	5.2	6.4
Derivatives	10.2	6.4
Cash and other assets	3.4	4.1
Equity exposure of equity futures	(1.8)	(1.4)
Cash exposure of equity futures	1.9	1.6
	100.0	100.0

The assets of the Main scheme, which represent 89% of plan assets at 31 December 2016 (2015 - 88%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including real estate and hedge funds.

The Main scheme employs derivative instruments to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the assets owned by the scheme, with any derivative holdings valued on a mark-to-market basis.

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2016			2015
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Inflation rate swaps	11,649	299	549	9,576	76	647
Interest rate swaps	41,463	9,440	5,442	32,622	5,722	3,710
Currency forwards	15,314	191	136	10,247	25	247
Equity and bond call options	2,157	799	1	6,277	744	1
Equity and bond put options	1,860	—	2	6,109	2	12
Other	3,711	1,719	1,816	2,311	1,506	1,479

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints.

Swaps are used to manage interest rate and inflation risk of the liabilities, as well as being used to manage other risks within the Main scheme. They have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparty banks, including The Royal Bank of Scotland plc.

At 31 December 2016, the gross notional value of the swaps was £55,874 million (2015 - £44,387 million) and had a net positive fair value of £3,629 million (2015 - £1,444 million). Collateral is required on all swap transactions. The counterparty banks had delivered a net amount of £3,991 million of collateral at 31 December 2016 (2015 - £2,153 million).

The schemes can have exposure to the Group within their investment programmes. At 31 December 2016 the Main scheme’s exposure to the Group was £2,087 million (2015: £1,146  million) which includes indirect exposure to ordinary shares of the Group through index tracking investments, swaps contracts (before allowing for collateral posted against the mark value of the swaps) and cash deposits held with National Westminster Bank Plc.

Notes on the consolidated accounts

4 Pensions continued

IAS 19 post-retirement mortality assumptions (Main scheme)	2016	2015
Longevity at age 60 for current pensioners (years)
Males	27.4	27.8
Females	29.1	29.8

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.0	29.1
Females	31.2	31.4

	Main scheme				All schemes
		Present value	Asset			Present value	Asset
	Fair	of defined	ceiling/	Net	Fair	of defined	ceiling/	Net
	value of	benefit	minimum	pension	value of	benefit	minimum	pension
Changes in value of net pension liability	plan assets	obligation	funding (1)	liability	plan assets	obligation	funding (1)	liability
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	30,077	31,776	1,739	3,438	34,359	36,643	1,854	4,138
Currency translation and other adjustments	—	—		—	(36)	(73)	—	(37)
Income statement
Net interest expense	1,118	1,158	64	104	1,207	1,298	64	155
Current service cost		245		245		328		328
Past service cost		28		28		40		40
Gains on curtailments or settlements		—		—		(65)		(65)
	1,118	1,431	64	377	1,207	1,601	64	458
Statement of comprehensive income
Return on plan assets above recognised interest income	(415)			415	(458)			458
Experience gains and losses		(233)		(233)		(258)		(258)
Effect of changes in actuarial financial assumptions		(1,124)		(1,124)		(1,387)		(1,387)
Effect of changes in actuarial demographic assumptions		112		112		48		48
Asset ceiling/minimum funding adjustments			1,178	1,178			1,212	1,212
	(415)	(1,245)	1,178	348	(458)	(1,597)	1,212	73

Contributions by employer	919	—		(919)	1,060	—		(1,060)
Contributions by plan participants and other scheme
members	—	—		—	6	6		—
Benefits paid	(996)	(996)		—	(1,131)	(1,131)		—
Transfer to disposal groups	—	—		—	(299)	(297)		2
At 1 January 2016	30,703	30,966	2,981	3,244	34,708	35,152	3,130	3,574
Currency translation and other adjustments	—	—		—	533	602		69
Income statement
Net interest expense	1,310	1,184	116	(10)	1,454	1,327	122	(5)
Current service cost		199		199		264		264
Past service cost		28		28		8		8
Loss on curtailments or settlement (5)		—		—		1		1
	1,310	1,411	116	217	1,454	1,600	122	268

Statement of comprehensive income
Return on plan assets above recognised interest income	8,562			(8,562)	9,254			(9,254)
Experience gains and losses		(658)		(658)		(794)		(794)
Effect of changes in actuarial financial assumptions		8,803		8,803		9,565		9,565
Effect of changes in actuarial demographic assumptions		(402)		(402)		(542)		(542)
Asset ceiling/minimum funding adjustments			1,876	1,876			2,074	2,074
	8,562	7,743	1,876	1,057	9,254	8,229	2,074	1,049

Contributions by employer	4,518	—		(4,518)	4,786	—		(4,786)
Contributions by plan participants and other scheme
members	—	—		—	12	12		—
Liabilities extinguished upon settlement	—	—		—	(43)	(130)		(87)
Benefits paid	(1,269)	(1,269)		—	(1,475)	(1,475)		—
At 31 December 2016	43,824	38,851	4,973	—	49,229	43,990	5,326	87

Note:

(1)       In recognising the net surplus or deficit of a pension scheme, the funded status of each scheme is adjusted to reflect any minimum funding requirement imposed on the sponsor and any ceiling on the amount that the sponsor has a right to recover from a scheme.

Notes on the consolidated accounts

4 Pensions continued

	Main scheme
Analysis of net pension deficit	2016	2015
	£m	£m
Fund assets at fair value	43,824	30,703
Present value of fund liabilities	38,851	30,966
Funded status	4,973	263
Asset ceiling/minimum funding	(4,973)	2,981
Retirement benefit liability	—	3,244

Minimum funding requirement	—	3,657
Asset ceiling	—	(413)
	—	3,244

Net pension deficit comprises	2016	2015
	£m	£m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 17)	(276)	(215)
Net liabilities of schemes in deficit	363	3,789
	87	3,574

The income statement charge comprises:
	2016	2015	2014
	£m	£m	£m
Continuing operations	268	458	462
Discontinued operations	—	—	4
	268	458	466

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme):

	2016	2015
	%	%
Active	18.1	17.5
Deferred	45.9	41.9
Pensioner	36.0	40.6
	100.0	100.0

The table below sets out the sensitivities of the present value of defined benefit obligations at 31 December to a separate change in the principal actuarial assumptions.

	Main scheme (decrease)/increase
	in obligation at 31 December
	2016	2015
	£m	£m
0.25% increase in the discount rate	(1,978)	(1,392)
0.25% increase in inflation	1,552	1,106
0.25% additional rate of increase in pensions in payment	1,339	945
Longevity increase of one year	1,522	853

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

Notes on the consolidated accounts

4 Pensions continued

	Main scheme					All schemes
History of defined benefit schemes	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	43,824	30,703	30,077	24,272	22,441	49,229	34,708	34,359	28,488	26,370
Present value of plan obligations	38,851	30,966	31,776	26,958	25,648	43,990	35,152	36,643	31,484	30,110
Net surplus/(deficit)	4,973	(263)	(1,699)	(2,686)	(3,207)	5,239	(444)	(2,284)	(2,996)	(3,740)

Experience gains/(losses) on plan liabilities	658	233	3	102	(232)	794	258	18	176	(207)
Experience gains/(losses) on plan assets	8,562	(415)	4,629	986	301	9,254	(458)	5,171	1,097	485
Actual return on plan assets	9,872	703	5,766	1,997	1,329	10,708	749	6,485	2,270	1,696
Actual return on plan assets - %	32.2%	2.3%	23.8%	8.9%	6.3%	30.9%	2.2%	22.8%	8.6%	6.8%

Triennial funding valuation

In January 2016, the Group accelerated the settlement of the future contributions agreed with the Trustee as part of the 31 March 2013 triennial valuation of the Main scheme. This amounted to £4.2 billion. At the same time it entered into a Memorandum of Understanding with the Trustee that included advancing the date of the 31 March 2016 triennial funding valuation to 31 December 2015. Consequently,  the next triennial valuation does not need to be agreed until 31 March 2020.

In June 2016, the triennial funding valuation of the Main scheme as at 31 December 2015 was agreed.  Using the actuarial assumptions set out in the table below (which are different to the assumptions used to calculate the IAS 19 defined benefit obligation) the pension liabilities calculated at 31 December 2015 totalled £37 billion and the deficit was £5.8 billion, subsequently reduced by the £4.2 billion cash payment in March 2016. Investment returns over the next 10 year period are forecast to absorb the £1.6 billion balance of the deficit. The average cost of the future service of current members has increased from 27% to 35% of basic salary before contributions from those members; it includes the expenses of running the scheme.

The Trustee of the Main scheme is responsible for setting the actuarial assumptions used in the triennial funding valuation having taken advice from the Scheme Actuary. These represent the Trustee’s prudent estimate of the future experience of the Main scheme taking into account the covenant provided by the Group and the investment strategy of the scheme. They are agreed with the Group and documented in the Statement of Funding Principles.

The key assumption methodology used in the 31 December 2015 valuation is set out below. As at that date the funding level disclosed on the assumptions below was 84%. This is before any allowance for the £4.2 billion contribution made in March 2016.

Principal actuarial assumptions for 2015 and 2013 triennial valuations

Discount rate	Fixed interest swap yield curve plus 1.5% per annum at all durations
Inflation assumption	Retail price index (RPI) swap yield curve
Rate of increase in pensions in payment	(RPI floor 0%, cap 5%): Limited price indexation (LPI) (0,5) swap yield curve
Post retirement mortality assumptions:
		2015	2013
Longevity at age 60 for current pensioners (years)	Male	28.4	28.8
	Female	30.2	30.8
Longevity at age 60 for future pensioners currently aged 40 (years)	Male Female	29.9	30.7
		32.4	32.9

Notes on the consolidated accounts

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

On 24 March 2016 Deloitte LLP (Deloitte) resigned as the Group’s auditors and at the Annual General Meeting on 4 May 2016 the shareholders approved the appointment of Ernst & Young LLP (EY) as the Group’s auditor for the audit of the 2016 annual accounts.  Amounts paid to the Group's auditors for statutory audit and other services are set out below:

Deloitte (1)	2016	2015
	£m	£m
Fees payable for the audit of the Group’s annual accounts	—	4.0
Fees payable to the auditor and its associates for other services to the Group
- the audit of the company’s subsidiaries	0.2	19.3
- audit-related assurance services (2)	0.5	4.8
Total audit and audit-related assurance services fees	0.7	28.1

Taxation compliance services	—	0.4
Taxation advisory services	—	0.1
Other assurance services	0.2	1.4
Corporate finance services (3)	1.3	1.1
Consulting services	—	—
Total other services	1.5	3.0

Total	2.2	31.1

	2016	2015
EY (4)	£m	£m
Fees payable for the audit of the Group’s annual accounts	4.0	—
Fees payable to the auditor and its associates for other services to the Group
- the audit of the company’s subsidiaries	20.7	—
- audit-related assurance services (5)	4.0	—
Total audit and audit-related assurance services fees	28.7	—

Other assurance services	3.4	—
Corporate finance services (6)	0.2	—
Total other services	3.6	—

Notes:

(1)    Includes fees for the period Deloitte were principal Group auditor (2016 - 1 January 2016 to effective resignation on 24 March 2016: 2015 - 1 January 2015 - 31 December 2015).

(2)    Comprises no fees (2015 - £0.8 million) in relation to reviews of interim financial information, £0.1 million (2015 - £2.5 million) in respect of reports to the Group’s regulators in the UK and overseas, £0.2 million (2015 - £0.4 million) in respect of internal controls assurance and no fees (2015 - £1.1 million) in relation to non-statutory audit opinions.

(3)    Comprises fees of £1.4 million (2015 - £1.1 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group, including securitisations, £0.1 million (2015 - £0.6 million), and no fees in relation to a working capital report in connection with a circular to shareholders (2015 - £0.4 million).

(4)    Includes fees for the period EY were principal Group auditor (2016: 1 January 2016 to 31 December 2016).

(5)    Comprises fees of £1.1 million in relation to reviews of interim financial information, £2.2 million in respect of reports to the Group’s regulators in the UK and overseas, £0.7 million in relation to non-statutory audit opinions.

(6)    Comprises fees of £0.2 million in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group.

Notes on the consolidated accounts

6 Tax
	2016	2015	2014
	£m	£m	£m
Current tax:
Charge for the year	(1,126)	(249)	(423)
Over provision in respect of prior years	186	220	247
	(940)	(29)	(176)
Deferred tax:
Other credit/(charge) for the year	246	—	(259)
Reduction in the carrying value of deferred tax assets	(317)	—	(1,472)
(Under)/over provision in respect of prior years	(155)	6	(2)
Tax charge for the year	(1,166)	(23)	(1,909)

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 20% (2015 – 20.25%; 2014 - 21.50%) as follows:

	2016	2015	2014
	£m	£m	£m
Expected tax credit/(charge)	816	547	(568)
Losses and temporary differences in year where no deferred tax asset recognised	(742)	(1,086)	(89)
Foreign profits taxed at other rates	340	510	76
UK tax rate change impact (1)	6	94	—
Non-deductible goodwill impairment	—	(124)	(28)
Items not allowed for tax:
- losses on disposals and write-downs	(45)	(23)	(12)
- UK bank levy	(41)	(50)	(54)
- regulatory and legal actions	(952)	(232)	(182)
- other disallowable items	(141)	(199)	(191)
Non-taxable items:
- gain on sale of Direct Line Insurance Group	—	—	41
- other non-taxable items	136	173	79
Taxable foreign exchange movements	(57)	19	21
Losses brought forward and utilised	10	122	225
(Reduction)/increase in carrying value of deferred tax asset in respect of:
- UK losses	(317)	—	(850)
- US losses and temporary differences	—	—	(775)
- Ireland losses	—	—	153
Banking surcharge	(210)	—	—
Adjustments in respect of prior years (2)	31	226	245
Actual tax charge	(1,166)	(23)	(1,909)

Notes:

(1)   In recent years, the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017 and 17% from 1 April 2020. The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by this Act. Deferred tax assets and liabilities at 31 December 2016 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

 (2)  Prior year tax adjustments include releases of tax provisions that reflect the reduction of exposures in countries where RBS is ceasing operations in line with the strategy to become a smaller, simpler UK focused bank. The prior year tax adjustments also reflect adjustments to reflect submitted tax computations in the UK and overseas.

Notes on the consolidated accounts

7 Earnings per ordinary share
Earnings per ordinary share have been calculated based on the following:
	2016	2015	2014
	£m	£m	£m
Earnings
Loss attributable to ordinary shareholders	(6,955)	(1,979)	(3,470)
(Loss)/profit from discontinued operations attributable to ordinary shareholders	—	(1,207)	3,527
(Loss)/profit from continuing operations attributable to ordinary shareholders	(6,955)	(3,186)	57

Weighted average number of shares (millions) (1)
Weighted average number of ordinary shares outstanding during the year	11,692	11,516	11,356
Effect of dilutive share options and convertible securities	51	60	91
Diluted weighted average number of ordinary shares outstanding during the year	11,743	11,576	11,447

Note:

(1)    All periods include the effect of 51 billion B shares that were converted to 5.1 billion ordinary shares in October 2015 (see Note 25).

There were no basic earnings/(loss) per ordinary share from discontinued operations (2015 - 10.5p; 2014 – (31.1p)). There were no diluted earnings per ordinary share from discontinued operations (2015 – 10.4p; 2014 – no dilutive impact.)

An agreement on 25 June 2014 between RBS and Her Majesty’s Treasury (HMT) set out the terms for the retirement of the Dividend Access Share (DAS).  On 22 March 2016 the DAS was retired on payment the final dividend of £1,193 million to HMT; the DAS was re-designated as a single B share which was then cancelled.

Earnings per share for periods ended after 25 June 2014 and prior to the retirement of the DAS reflect DAS dividends recognised before the end of a reporting period; this amounted to £1,193 million in respect of the year ended 31 December 2016 (2015 – nil; 2014 -  £320 million).

Prior to 25 June 2014 the DAS was entitled to a dividend amounting to the greater of 7% of the aggregate issue price of B shares and 250% of the ordinary dividend rate multiplied by the number of B shares issued, less any dividends paid on the B shares and on ordinary shares issued on their conversion. When calculating earnings per share, IFRS requires profit or loss to be allocated to participating equity instruments as if all of the profit or loss for the period had been distributed.

Notes on the consolidated accounts

8 Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

		Designated							Total
		as at fair value
Assets	Held-for-	through profit	Hedging	Available-	Loans and	Held-to-	Finance	Other
	trading	or loss	derivatives	for-sale	receivables	maturity	leases	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—		—	74,250	—			74,250
Loans and advances to banks
- reverse repos	11,120	—		—	1,740	—			12,860
- other (1)	6,780	—		—	10,498	—			17,278
Loans and advances to customers
- reverse repos	26,586	—		—	2,341	—			28,927
- other	17,504	82		—	301,885	—	3,552		323,023
Debt securities	24,504	27		39,254	3,968	4,769			72,522
Equity shares	166	172		365	—	—			703
Settlement balances	—			—	5,526				5,526
Derivatives	242,192		4,789						246,981
Assets of disposal groups								13	13
Other assets	—	—		—	—	—		16,573	16,573
31 December 2016	328,852	281	4,789	39,619	400,208	4,769	3,552	16,586	798,656

Cash and balances at central banks	—	—		—	79,404	—			79,404
Loans and advances to banks
- reverse repos	11,069	—		—	1,216	—			12,285
- other (1)	11,295	—		—	7,066	—			18,361
Loans and advances to customers
- reverse repos	27,532	—		—	26	—			27,558
- other	17,559	63		—	285,006	—	3,706		306,334
Debt securities	35,857	111		38,831	2,387	4,911			82,097
Equity shares	660	147		554	—	—			1,361
Settlement balances	—			—	4,116				4,116
Derivatives	258,689		3,825						262,514
Assets of disposal groups								3,486	3,486
Other assets	—	—		—	—	—		17,892	17,892
31 December 2015	362,661	321	3,825	39,385	379,221	4,911	3,706	21,378	815,408

Note:

(1)    Includes items in the course of collection from other banks of £781 million (2015 - £830 million).

Notes on the consolidated accounts

8 Financial instruments - classification continued

		Designated				Total
		as at fair value
	Held-for-	through profit	Hedging		Other
Liabilities	trading	or loss	derivatives	Amortised cost	liabilities
	£m	£m	£m	£m	£m	£m
Deposits by banks
- repos	4,125	—		1,114		5,239
- other (1)	20,756	—		12,561		33,317
Customer accounts
- repos	23,186	—		3,910		27,096
- other (2)	12,778	1,506		339,588		353,872
Debt securities in issue (3)	1,614	4,621		21,010		27,245
Settlement balances	—	—		3,645		3,645
Short positions	22,077	—				22,077
Derivatives	232,418		4,057			236,475
Subordinated liabilities	—	955		18,464		19,419
Liabilities of disposal groups					15	15
Other liabilities	—	—		2,010	18,842	20,852
31 December 2016	316,954	7,082	4,057	402,302	18,857	749,252

Deposits by banks
- repos	9,657	—		609		10,266
- other (1)	20,469	—		7,561		28,030
Customer accounts
- repos	25,570	—		1,542		27,112
- other (2)	11,911	2,661		328,614		343,186
Debt securities in issue (3)	3,883	6,256		21,011		31,150
Settlement balances	—	—		3,390		3,390
Short positions	20,809	—				20,809
Derivatives	252,102		2,603			254,705
Subordinated liabilities	—	811		19,036		19,847
Liabilities of disposal groups					2,980	2,980
Other liabilities	—	—		1,826	17,960	19,786
31 December 2015	344,401	9,728	2,603	383,589	20,940	761,261

Notes:

(1)    Includes items in the course of transmission to other banks of £295 million (2015 - £338 million).

(2)    The carrying amount of other customer accounts designated as at fair value through profit or loss is £155 million (2015 - £297 million) higher than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.

(3)    Comprises bonds and medium term notes of £24,037 million (2015 - £30,206 million) and certificates of deposit and other commercial paper of £3,208 million

(2015 - £944 million).

Amounts included in operating (loss)/profit before tax:
	2016	2015	2014
	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	13	388	55
Losses on disposal or settlement of loans and receivables	(277)	(558)	(232)

Notes on the consolidated accounts

8 Financial instruments - classification continued

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreement together with financial collateral received or given.

	Offsetable instruments			Offsetable potential not recognised by IFRS
				Effect of			Net amount after	Instruments
2016				master netting		Other	the effect of netting	outside
		IFRS	Balance	and similar	Cash	financial	arrangements and	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	arrangements	sheet total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	293,728	(51,080)	242,648	(197,288)	(28,742)	(8,435)	8,183	4,333	246,981
Reverse repos	69,805	(31,728)	38,077	(1,052)	—	(36,938)	87	3,710	41,787
Loans to customers	600	(600)	—	—	—	—	—	323,023	323,023
Settlement balances	1,711	(1,529)	182	—	—	—	182	5,344	5,526
	365,844	(84,937)	280,907	(198,340)	(28,742)	(45,373)	8,452	336,410	617,317

Liabilities
Derivatives	284,255	(50,574)	233,681	(197,288)	(20,417)	(11,048)	4,928	2,794	236,475
Repos	61,742	(31,728)	30,014	(1,052)	—	(28,960)	2	2,321	32,335
Customer accounts	1,106	(1,106)	—	—	—	—	—	353,872	353,872
Settlement balances	1,677	(1,529)	148	—	—	—	148	3,497	3,645
	348,780	(84,937)	263,843	(198,340)	(20,417)	(40,008)	5,078	362,484	626,327

2015
Assets
Derivatives	380,467	(123,662)	256,805	(214,800)	(27,629)	(7,535)	6,841	5,709	262,514
Reverse repos	74,204	(34,361)	39,843	(2,500)	—	(37,218)	125	—	39,843
Loans to customers	2,955	(2,955)	—	—	—	—	—	306,334	306,334
Settlement balances	1,271	(1,225)	46	(26)	—	—	20	4,070	4,116
	458,897	(162,203)	296,694	(217,326)	(27,629)	(44,753)	6,986	316,113	612,807

Liabilities
Derivatives	368,378	(118,366)	250,012	(214,800)	(25,729)	(8,213)	1,270	4,693	254,705
Repos	71,739	(34,361)	37,378	(2,500)	—	(34,878)	—	—	37,378
Customer accounts	8,251	(8,251)	—	—	—	—	—	343,186	343,186
Settlement balances	1,872	(1,225)	647	(26)	—	—	621	2,743	3,390
	450,240	(162,203)	288,037	(217,326)	(25,729)	(43,091)	1,891	350,622	638,659

Reclassification of financial instruments

There were no reclassifications in 2016 and 2015. In 2008 and 2009, financial assets were reclassified from held-for-trading (HFT) into loans and receivables (LAR) and from HFT into available-for-sale (AFS). The tables below show the carrying value, fair value and the effect on profit or loss of these reclassifications.

					Amount that	Reduction/
			Amount recognised in		would have been	(increase) in
			the income statement		recognised had	profit or loss
	Carrying	Fair		Impairment	reclassification	as a result of
	value	value	Income	losses	not occurred	reclassification
2016	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR	1,165	1,078	244	—	274	30
Reclassified from HFT to AFS (1)	222	222	23	—	21	(2)
	1,387	1,300	267	—	295	28
2015
Reclassified from HFT to LAR	1,002	877	(19)	(15)	4	38
Reclassified from HFT to AFS (1)	206	206	14	—	8	(6)
	1,208	1,083	(5)	(15)	12	32

Note:

(1)    A loss of £2 million (2015 - loss of £3 million) was taken to AFS reserves.

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

Governance framework

IPV takes place at least each month end date, for exposures in the regulatory trading book and at least quarterly for exposures in the banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure being reviewed by the RBS Pricing Model Risk team. The NatWest Markets and Capital Resolution Valuation Committee is made up of valuation specialists and senior business representatives from various functions and oversee pricing, reserving and valuations issues. This committee meets monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by the NatWest Markets and Capital Resolution Valuation Committee and to discuss other relevant matters including prudential valuation.

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

Notes on the consolidated accounts

9 Financial instruments - valuation   continued

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

•         Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services. For counterparty credit spreads, adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•         Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR), Overnight Index Swaps (OIS) rate and other quoted interest rates in the swap, bond and futures markets.

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

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

Consensus pricing

RBS uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. NatWest Markets and Capital Resolution contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that RBS submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

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

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. A breakdown of valuation adjustments is provided in Capital and risk management: Balance sheet analysis - derivatives on page 346.

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

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

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

The discount rates applied to derivative cash flows in determining fair value reflect any underlying collateral agreements. Collateralised derivatives are generally discounted at the relevant OIS-related rates at an individual trade level. Uncollateralised derivatives are discounted with reference to funding levels by applying a funding spread over benchmark interest rates on a portfolio basis (funding valuation adjustment).

Funding valuation adjustment (FVA)

FVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate funding costs and benefits that arise in relation to uncollateralised derivative exposures.

Funding levels are applied to estimated potential future exposures, the modelling of which is consistent with the approach used in the calculation of CVA. The counterparty contingent nature of the exposures is reflected in the calculation.

Amounts deferred on initial recognition

On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2016, net gains of £72 million (2015 - £81 million) were carried forward. During the year, net gains of £27 million (2015 - £16 million) were deferred, £48 million

(2015 - £53 million) were recognised in the income statement and £12 million (2015 – nil) were reclassified from other categories of Day 1 reserves.

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

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

The own credit adjustment does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time provided the liability is not repaid at a premium or a discount.

The own credit adjustments (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below. The cumulative adjustments below represent reductions/(increases) to the balance sheet liability amounts.

	Debt Securities in issue (2)			Subordinated
Cumulative own credit adjustment (1)	HFT	DFV	Total	liabilities DFV	Total	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m
2016	(34)	(6)	(40)	196	156	81	237
2015	(118)	(42)	(160)	180	20	14	34

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn
2016	1.6	4.6	6.2	1.0	7.2
2015	3.9	6.3	10.2	0.8	11.0

Notes:

(1)    Includes wholesale and retail note issuances.

(2)    The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

(3)    The cumulative adjustment for debt securities in issue is opposite to that for subordinated liabilities: debt securities in issue were issued relatively recently at wider than current spreads, whilst many of the subordinated liabilities were issued before the financial crisis at significantly tighter spreads.

Key points

•         The cumulative OCA increase during the year was mainly due to the widening of spreads on RBS issuance. The OCA on senior debt is determined by reference to secondary debt issuance spreads, which widened to 62 basis points at 31 December 2016 (31 December 2015 – 54 basis points) at the five year level.

•         RBS subordinated debt spreads widened to 281 basis points at 31 December 2016 (31 December 2015 – 267 basis points) at the five year level.

•         RBS five year CDS credit spreads widened to 125 basis points at 31 December 2016 (31 December 2015 – 58 basis points).

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

Financial instruments carried at fair value - valuation hierarchy

The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy – level 1, level 2 and level 3 and related level 3 sensitivities.

	Level 1	Level 2	Level 3	Total	Level 3 sensitivity (5)
2016	£bn	£bn	£bn	£bn	Favourable (£m)	Unfavourable (£m)
Assets
Loans and advances	—	61.5	0.6	62.1	50	(50)
Debt securities	53.8	9.2	0.8	63.8	70	(20)
- of which AFS	35.1	4.0	0.1	39.2	20	(10)
Equity shares	0.1	0.2	0.4	0.7	40	(50)
- of which AFS	—	0.1	0.3	0.4	30	(40)
Derivatives	—	244.2	2.7	246.9	200	(200)
	53.9	315.1	4.5	373.5	360	(320)

Proportion	14.4%	84.4%	1.2%	100%

Liabilities
Deposits	—	62.0	0.4	62.4	10	(20)
Debt securities in issue	—	5.6	0.6	6.2	40	(40)
Short positions	19.7	2.4	—	22.1	—	—
Derivatives	—	234.4	2.0	236.4	120	(120)
Subordinated liabilities	—	1.0	—	1.0	—	—
	19.7	305.4	3.0	328.1	170	(180)

Proportion	6.0%	93.1%	0.9%	100%

For the notes to this table refer to the following page.

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

	Level 1	Level 2	Level 3	Total	Level 3 sensitivity (5)
2015	£bn	£bn	£bn	£bn	Favourable (£m)	Unfavourable (£m)
Assets
Loans and advances	-	67.2	0.3	67.5	50	(40)
Debt securities	60.3	13.5	1.0	74.8	40	(30)
- of which AFS	32.3	6.2	0.3	38.8	10	(10)
Equity shares	0.6	0.1	0.7	1.4	90	(50)
- of which AFS	—	0.1	0.5	0.6	60	(30)
Derivatives	—	260.6	1.9	262.5	380	(380)
	60.9	341.4	3.9	406.2	560	(500)

Proportion	15.0%	84.0%	1.0%	100%

Liabilities
Deposits	-	69.8	0.5	70.3	10	(20)
Debt securities in issue	—	9.6	0.5	10.1	30	—
Short positions	18.6	2.2	—	20.8	—	—
Derivatives	—	253.0	1.7	254.7	270	(270)
Subordinated liabilities	—	0.8	—	0.8	—	—
	18.6	335.4	2.7	356.7	310	(290)

Proportion	5.2%	94.0%	0.8%	100%

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

Level 2 instruments include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)    Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

(3)    For an analysis of debt securities (by issuer, measurement classification and analysis of asset backed securities) and derivatives (by type of contract) refer to Capital and risk management: Balance sheet analysis – Debt securities and Derivatives respectively.

(4)    The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

(5)    Sensitivity represents the favourable and unfavourable effect on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in RBS’s valuation techniques or models. Level 3 sensitivities are calculated on a trade or low level portfolio basis and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be shown.

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

Valuation techniques

The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of level 3 financial instruments.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans and advances	0.6
			Price-based	Price	0%	156%
Debt securities	0.8
			Price-based	Price	0.01%	371.26%
Equity shares	0.4
			Valuation	Discount factor	9%	25%
			Price-based	Price	80%	120%
Customer accounts		0.4
			DCF based on recoveries	Credit spreads	0	25 bps
				Interest rate delta	(0.328%)	1.863%
Debt securities in issue		0.6
			Price-based	Price	46.92%	151.98%
Derivatives	2.7	2.0
Credit	0.2	0.2	DCF based on recoveries	Credit spreads	87 bps	925 bps
				Correlation	(27%)	(82%)
			Option pricing model	Volatility	40%	78%
Interest and foreign exchange contracts	2.5	1.7	Option pricing model	Correlation	(45%)	99%
				Volatility	30%	78%
				Prepayment rate	5%	15%
Equity		0.1	Option pricing model	Volatility	(40%)	99%

Notes:

(1)    The table above excludes unobservable inputs where the impact on valuation is not significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer but unfavourable for the note holder. Whilst RBS indicates where it considers that there are significant relationships between the inputs, there inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

(2)    Credit spreads and discount margins: credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. the discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(3)    Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected pay-outs. Similarly to price, an instrument’s yield may be compared with other instruments’ yields either directly or indirectly.

(4)    Recovery rate: reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)    Valuation: for private equity investments, risk may be measured by beta, estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value.

(6)    Correlation: measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(7)    Volatility: a measure of the tendency of a price to change with time.

(8)    Interest rate delta: these ranges represent the low/high marks on the relevant discounting curve.

(9)   RBS does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

Notes on the consolidated accounts

9 Financial instruments - valuation continued

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

Areas of judgment

Whilst the business has simplified, the diverse range of products historically traded by RBS results in a wide range of instruments that are classified into Level 3 of the hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of RBS’s financial instruments carried at fair value are classified as Level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

Active and inactive markets

A key input in the decision making process for the allocation of assets to a particular level is market activity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input.

Where markets are liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. This can be more difficult as assessing the liquidity of a market is not always straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an over-the-counter (OTC) derivative assessing the liquidity of the market with no central exchange is more difficult.

A key related matter is where a market moves from liquid to illiquid or vice versa. Where this change is considered to be temporary, the classification is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been considered to be liquid, the instrument will continue to be classified in the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects. Material movements between levels are reviewed quarterly.

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

Notes on the consolidated accounts

9 Financial instruments - valuation continued

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

Level 3 portfolios and sensitively methodologies

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis.

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

Other considerations

Whilst certain inputs used to calculate CVA, FVA and own credit adjustments are not based on observable market data, the uncertainty of the inputs is not considered to have a significant effect on the net valuation of the related derivative portfolios and issued debt. The classification of the derivative portfolios and issued debt is not determined by the observability of these inputs and any related sensitivity does not form part of the Level 3 sensitivities presented.

Level 3
The following table shows the movement in level 3 assets and liabilities in the year.
	2016				2015
	FVTPL	AFS	Total	Total	FVTPL	AFS	Total	Total
	assets (2)	assets	assets	liabilities	assets (2)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,152	765	3,917	2,716	4,673	634	5,307	4,595
Amount recorded in the income statement (1)	(124)	5	(119)	(70)	(973)	(3)	(976)	(1,169)
Amount recorded in the statement of comprehensive
income	—	71	71	—	—	198	198	—
Level 3 transfers in	2,135	29	2,164	1,408	1,722	150	1,872	1,532
Level 3 transfers out	(1,020)	(113)	(1,133)	(1,052)	(657)	(35)	(692)	(731)
Issuances	3	—	3	35	1	—	1	36
Purchases	1,298	42	1,340	600	557	7	564	40
Settlements	(758)	—	(758)	(610)	(868)	(117)	(985)	(1,573)
Sales	(624)	(382)	(1,006)	(87)	(1,312)	(69)	(1,381)	(15)
Foreign exchange and other adjustments	49	9	58	57	9	—	9	1
At 31 December	4,111	426	4,537	2,997	3,152	765	3,917	2,716

Amounts recorded in the income statement in respect
of balances held at year end
- unrealised	29	11	40	13	(154)	(1)	(155)	(472)
- realised	282	(4)	278	(34)	(43)	12	(31)	(4)

Notes:

(1)    There were £45 million net losses on HFT instruments (2015 - nil) recorded in income from trading activities in continuing operations. Net losses on other instruments of

£4 million (2015 - £193 million) were recorded in other operating income and interest income as appropriate in continuing operations. There were no losses in discontinued operations.

(2)    Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value
	approximates	Carrying		Fair value of hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
2016	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	74.3

Loans and advances to banks	0.8	11.4	11.5	—	3.3	8.2

Loans and advances to customers
UK PBB
- mortgages		117.0	118.0	—	—	118.0
- other		15.2	14.7	—	—	14.7
Ulster Bank RoI
- mortgages		14.4	12.3	—	—	12.3
- other		4.5	4.5	—	—	4.5
Commercial Banking
- commercial real estate		16.6	16.4	—	—	16.4
- other		83.7	84.4	—	0.1	84.3
Private Banking		12.2	12.2	—	—	12.2
RBS International		8.5	8.3	—	—	8.3
NatWest Markets		6.1	6.1	—	0.8	5.3
Capital Resolution		7.0	6.6	—	—	6.6
Williams & Glyn		20.5	20.4	—	—	20.4
Central items & other		2.1	2.1	—	—	2.1
Total loans and advances to customers		307.8	306.0	—	0.9	305.1

Of which:
Performing		300.4	298.8	—	0.9	297.9
Non-performing		7.4	7.2	—	—	7.2

Debt securities		8.7	8.8	5.0	0.3	3.5
Settlement balances	5.5

Financial liabilities
Deposits by banks	4.3	9.4	9.5	—	6.2	3.3
Customer accounts	308.4	35.1	35.2	—	10.9	24.3
Debt securities in issue		21.0	21.6	—	17.1	4.5
Settlement balances	3.6
Notes in circulation (1)	2.0
Subordinated liabilities		18.5	18.5	—	18.4	0.1

Note:

(1)    Included in Accurals and other liabilities.

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

	Items where fair value
	approximates	Carrying		Fair value of hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
2015	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	79.4

Loans and advances to banks	0.8	7.5	7.5	—	3.6	3.9

Loans and advances to customers
UK PBB
- mortgages		104.5	105.3	—	—	105.3
- other		15.3	14.9	—	—	14.9
Ulster Bank RoI
- mortgages		12.7	11.0	—	—	11.0
- other		4.0	3.9	—	—	3.9
Commercial Banking
- commercial real estate		16.3	16.0	—	—	16.0
- other		75.0	71.3	—	0.1	71.2
Private Banking		11.2	11.2	—	—	11.2
RBS International		7.2	7.0	—	—	7.0
NatWest Markets		6.6	6.6	—	0.2	6.4
Capital Resolution		15.7	14.6	—	0.9	13.7
Williams & Glyn		20.0	19.9	—	—	19.9
Central items & other		0.2	0.2	—	0.1	0.1
Total loans and advances to customers		288.7	281.9	—	1.3	280.6

Of which:
Performing		281.8	275.2	—	1.3	273.9
Non-performing		6.9	6.7	—	—	6.7

Debt securities		7.3	7.2	5.0	1.0	1.2
Settlement balances	4.1

Financial liabilities
Deposits by banks	4.5	3.7	3.7	—	0.9	2.8
Customer accounts	253.2	76.9	76.9	—	31.2	45.7
Debt securities in issue		21.0	21.8	—	19.5	2.3
Settlement balances	3.4
Notes in circulation (1)	1.9
Subordinated liabilities		19.0	19.3	—	19.2	0.1

Note:

(1)    Included in Accruals and other liabilities.

Notes on the consolidated accounts

9 Financial instruments - valuation   continued

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

Loans and advances to banks and customers

In estimating the fair value of loans and advances to banks and customers measured at amortised cost, RBS’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)  Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: institutional and corporate lending in NatWest Markets.

(b)  Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK PBB, Ulster Bank RoI, Commercial Banking (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

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

Notes on the consolidated accounts

10 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2016			2015
	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	74,250	—	74,250	79,404	—	79,404
Loans and advances to banks	30,078	60	30,138	30,536	110	30,646
Loans and advances to customers	115,925	236,025	351,950	111,455	222,437	333,892
Debt securities	19,530	52,992	72,522	28,188	53,909	82,097
Equity shares	—	703	703	—	1,361	1,361
Settlement balances	5,526	—	5,526	4,116	—	4,116
Derivatives	61,719	185,262	246,981	41,489	221,025	262,514

Liabilities
Deposits by banks	32,043	6,513	38,556	37,937	359	38,296
Customer accounts	377,328	3,640	380,968	364,394	5,904	370,298
Debt securities in issue	6,689	20,556	27,245	9,556	21,594	31,150
Settlement balances and short positions	5,010	20,712	25,722	6,194	18,005	24,199
Derivatives	60,878	175,597	236,475	42,675	212,030	254,705
Subordinated liabilities	1,062	18,357	19,419	323	19,524	19,847

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

Held-for-trading assets of £328.9 billion (2015 - £362.7 billion) and liabilities of £317 billion (2015 - £344.4 billion) have been excluded from the following tables.

Notes on the consolidated accounts

10 Financial instruments – maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2016	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	73,822	428	—	—	—	—
Loans and advances to banks	11,753	438	47	—	—	—
Debt securities	4,999	5,424	11,262	8,567	13,541	3,291
Settlement balances	5,526	—	—	—	—	—
Total maturing assets	96,100	6,290	11,309	8,567	13,541	3,291
Loans and advances to customers	47,915	33,443	65,027	52,675	65,427	77,710
Derivatives held for hedging	455	1,178	2,319	531	337	125
	144,470	40,911	78,655	61,773	79,305	81,126

Liabilities by contractual maturity
Deposits by banks	7,205	33	1,285	5,050	78	79
Debt securities in issue	2,269	4,537	7,239	5,381	7,604	798
Subordinated liabilities	996	966	4,835	2,638	12,421	2,532
Settlement balances and other liabilities	5,673	—	—	—	—	—
Total maturing liabilities	16,143	5,536	13,359	13,069	20,103	3,409
Customer accounts	338,436	4,943	1,484	149	51	35
Derivatives held for hedging	205	405	1,329	584	854	857
	354,784	10,884	16,172	13,802	21,008	4,301

Maturity gap	79,957	754	(2,050)	(4,502)	(6,562)	(118)
Cumulative maturity gap	79,957	80,711	78,661	74,159	67,597	67,479

Guarantees and commitments notional amount
Guarantees (1)	7,867	—	—	—	—	—
Commitments (2)	134,324	—	—	—	—	—
	142,191	—	—	—	—	—

For the notes to this table refer to following page

Notes on the consolidated accounts

10 Financial instruments – maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2015	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	79,404	—	—	—	—	—
Loans and advances to banks	8,143	25	—	26	—	—
Debt securities	6,262	8,815	8,280	7,700	12,692	2,442
Settlement balances	4,116	—	—	—	—	—
Total maturing assets	97,925	8,840	8,280	7,726	12,692	2,442
Loans and advances to customers	45,562	29,421	62,391	51,261	63,928	72,987
Derivatives held for hedging	484	1,106	1,571	433	228	88
	143,971	39,367	72,242	59,420	76,848	75,517

Liabilities by contractual maturity
Deposits by banks	7,125	781	1	1	200	66
Debt securities in issue	3,779	4,832	7,347	8,035	4,448	336
Subordinated liabilities	41	957	4,955	2,344	13,037	3,986
Settlement balances and other liabilities	5,276	—	—	—	—	—
Total maturing liabilities	16,221	6,570	12,303	10,380	17,685	4,388
Customer accounts	325,099	5,501	1,740	339	12	26
Derivatives held for hedging	144	291	605	413	635	701
	341,464	12,362	14,648	11,132	18,332	5,115

Maturity gap	81,704	2,270	(4,023)	(2,654)	(4,993)	(1,946)
Cumulative maturity gap	81,704	83,974	79,951	77,297	72,304	70,358

Guarantees and commitments notional amount
Guarantees (1)	9,036	—	—	—	—	—
Commitments (2)	132,198	—	—	—	—	—
	141,234	—	—	—	—	—

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

Notes on the consolidated accounts

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Individually	Collectively	Latent		2015
	assessed	assessed		2016
	£m	£m	£m	£m	£m
At 1 January	2,674	3,861	584	7,119	17,500
Transfers to disposal groups	—	—	—	—	(20)
Currency translation and other adjustments	245	223	32	500	(575)
Disposals	(2)	—	—	(2)	—
Amounts written-off	(2,093)	(1,602)	—	(3,695)	(8,964)
Recoveries of amounts previously written-off	67	42	—	109	175
Losses/(releases) to income statement	535	218	(216)	537	(853)
Unwind of discount (recognised in interest income)	(31)	(82)	—	(113)	(144)
At 31 December (1)	1,395	2,660	400	4,455	7,119

Notes:

(1)    Includes nil relating to loans and advances to banks (2015 - £1 million).

(2)    The table above excludes impairments relating to securities.

Impairment (releases)/losses charged to the income statement	2016	2015	2014
	£m	£m	£m
Loans and advances to customers	537	(849)	(1,354)
Loans and advances to banks	—	(4)	(10)
	537	(853)	(1,364)
Securities	(59)	126	12
	478	(727)	(1,352)

The following tables analyse impaired financial assets.
	2016			2015
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	—	—	—	1	1	—
Loans and advances to customers (2)	8,865	4,055	4,810	10,849	6,534	4,315
	8,865	4,055	4,810	10,850	6,535	4,315

Notes:

(1)    Impairment provisions individually assessed.

(2)    Impairment provisions individually assessed on balances of £4,186 million (2015 - £5,047 million).

	Carrying value
	2016	2015
	£m	£m
Available-for-sale securities
Debt securities	33	171
Equity shares	23	33

Loans and receivables
Debt securities	2	19
	58	223

Financial and non-financial assets recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements, were £30 million (2015 - £34 million).

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

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. At 31 December 2016 variable rate financial assets of £81 billion (2015 - £77 billion) and variable rate financial liabilities of £55 billion (2015 - £29 billion) were hedged in such cash flow hedge relationships.

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

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed-rate loans, government securities, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. At 31 December 2016, fixed rate financial assets of £29 billion (2015 - £25 billion) and fixed rate financial liabilities of £23 billion (2015 - £21 billion) were hedged by interest rate swaps in fair value hedge relationships.

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

Notes on the consolidated accounts

12 Derivatives continued

	2016			2015
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	2,278	35,817	33,986	1,962	22,922	22,403
Currency swaps	821	22,139	25,053	759	18,293	21,878
Options purchased	670	17,486	—	484	13,706	—
Options written	682	—	18,109	495	—	13,947

Interest rate contracts
Interest rate swaps	11,523	139,004	127,151	12,535	174,438	162,040
Options purchased	1,413	31,457	—	1,372	31,310	—
Options written	1,370	—	31,298	1,333	—	32,497
Futures and forwards	3,667	63	36	4,543	390	317

Credit derivatives	42	682	557	67	909	840

Equity and commodity contracts	25	333	285	18	546	783
		246,981	236,475		262,514	254,705

Included in the table above are derivatives held for hedging purposes as follows:

	2016		2015
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Fair value hedging
Interest rate contracts	1,365	2,612	1,480	1,667

Cash flow hedging
Interest rate contracts	3,079	1,419	2,231	917
Exchange rate contacts	259	—	52	2

Net investment hedging
Exchange rate contracts	86	26	62	17
	4,789	4,057	3,825	2,603

Hedge ineffectiveness recognised in other operating income in continuing operations comprised:
	2016	2015	2014
	£m	£m	£m
Fair value hedging
Gains/(losses) on the hedged items attributable to the hedged risk	1,146	110	809
(Losses)/gains on the hedging instruments	(1,117)	(39)	(840)
Fair value hedging ineffectiveness	29	71	(31)
Cash flow hedging ineffectiveness	(29)	(23)	(33)
	—	48	(64)

Substantially all forecast receivable hedged cash flows occur within 5 years (2015 - 10 years) and substantially all forecast payable cash flows occur within 10 years (2015 – 20 years); the income statement is impacted over the same periods.

Notes on the consolidated accounts

13 Debt securities
	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS (1)
2016	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	2,615	4,133	14,087	821	2,299	549	24,504	886
Designated as at fair value through profit or loss	—	—	25	—	2	—	27	—
Available-for-sale	10,581	6,953	15,678	1,852	4,072	118	39,254	2,263
Loans and receivables	—	—	—	—	3,774	194	3,968	3,814
Held-to-maturity	4,769	—	—	—	—	—	4,769	—
	17,965	11,086	29,790	2,673	10,147	861	72,522	6,963

Available-for-sale
Gross unrealised gains	768	56	504	8	93	2	1,431	75
Gross unrealised losses	(16)	(123)	(13)	(1)	(43)	(2)	(198)	(32)

2015
Held-for-trading	4,107	4,627	22,222	576	3,689	636	35,857	707
Designated as at fair value through profit or loss	—	—	111	—	—	—	111	—
Available-for-sale	9,110	10,265	12,137	1,639	5,578	102	38,831	2,362
Loans and receivables	—	—	—	1	2,242	144	2,387	2,222
Held-to-maturity	4,911	—	—	—	—	—	4,911	—
	18,128	14,892	34,470	2,216	11,509	882	82,097	5,291

Available-for-sale
Gross unrealised gains	383	104	269	3	110	7	876	88
Gross unrealised losses	(7)	(62)	(9)	(1)	(58)	(3)	(140)	(42)

Note:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Gross gains of £115 million (2015 - £69 million) and gross losses of £107 million (2015 - £133 million) were realised on the sale of available-for-sale securities in continuing operations.

Gross gains of nil (2015 - £11 million) were realised on the sale of available-for-sale securities in discontinued operations. There were no gross losses in 2016 or 2015.

Notes on the consolidated accounts

13 Debt securities continued

The following table analyses available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	0-1 years		1-5 years		5-10 years		Over 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2016	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	1,722	0.9	2,900	5.2	3,318	3.5	2,641	3.0	10,581	3.4
- US	41	1.9	2,797	1.9	2,799	2.1	1,316	3.0	6,953	2.2
- other	5,104	1.1	5,942	1.0	3,444	1.2	1,188	2.4	15,678	1.2
Banks	798	0.5	965	0.4	89	0.3	—	—	1,852	0.5
Other financial institutions	451	1.1	2,282	1.1	848	0.9	491	0.3	4,072	1.0
Corporate	27	0.7	56	0.7	35	0.7	—	—	118	0.7
	8,143	1.0	14,942	2.0	10,533	2.1	5,636	2.6	39,254	1.9

Of which ABS (1)	377	0.8	974	0.5	415	—	497	—	2,263	0.3

2015
Central and local governments
- UK	2,830	0.2	2,333	2.4	2,081	2.4	1,866	3.3	9,110	1.9
- US	4,544	0.9	2,254	2.0	2,528	2.1	939	2.9	10,265	1.6
- other	4,872	1.1	3,897	2.0	2,674	1.4	694	2.6	12,137	1.5
Banks	776	1.3	714	0.4	149	0.8	—	—	1,639	0.9
Other financial institutions	1,166	1.1	1,867	0.9	2,080	2.4	465	0.4	5,578	1.5
Corporate	102	0.1	—	—	—	—	—	—	102	0.1
	14,290	0.9	11,065	1.8	9,512	2.0	3,964	2.8	38,831	1.6

Of which ABS (2)	518	0.9	963	0.4	416	0.6	465	0.4	2,362	0.5

Notes:

(1)    Includes covered bonds.

(2)    Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

14 Equity shares
	2016			2015
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	106	60	166	627	33	660
Designated as at fair value through profit or loss	3	169	172	1	146	147
Available-for-sale	30	335	365	53	501	554
	139	564	703	681	680	1,361

Available-for-sale
Gross unrealised gains	13	48	61	8	281	289
Gross unrealised losses	—	(8)	(8)	—	(8)	(8)
	13	40	53	8	273	281

Gross gains of £73 million (2015 - £61 million) and gross losses of £10 million (2015 - £1 million) were realised on the sale of available-for-sale equity shares in continuing operations. There were no gains or losses in discontinued operations.

Dividend income from available-for-sale equity shares was £13 million (2015 - £45 million) in continuing operations and nil (2015 - £15 million) in discontinued operations.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. Unquoted equity shares generated no material gains or losses in 2016 or 2015.

Notes on the consolidated accounts

15 Intangible assets
	2016			2015
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	16,483	2,190	18,673	17,121	3,048	20,169
Transfers to disposal groups	—	—	—	(220)	(156)	(376)
Currency translation and other adjustments	1,273	76	1,349	(418)	(6)	(424)
Additions	—	480	480	—	614	614
Disposals and write-off of fully amortised assets	—	(651)	(651)	—	(1,310)	(1,310)
At 31 December	17,756	2,095	19,851	16,483	2,190	18,673

Accumulated amortisation and impairment
At 1 January	10,925	1,211	12,136	10,857	1,531	12,388
Transfers to disposal groups	—	—	—	—	(149)	(149)
Currency translation and other adjustments	1,273	70	1,343	(430)	(13)	(443)
Disposals and write-off of fully amortised assets	—	(471)	(471)	—	(1,222)	(1,222)
Charge for the year
- continuing operations	—	204	204	—	230	230
Write down of goodwill and other intangible assets
- continuing operations	—	159	159	498	834	1,332
At 31 December	12,198	1,173	13,371	10,925	1,211	12,136

Net book value at 31 December	5,558	922	6,480	5,558	979	6,537

Note:

(1)    Principally internally generated software.

The Group's goodwill acquired in business combinations is reviewed annually at 31 December for impairment.

Impairment testing involves the comparison of the carrying value of each cash-generating unit (CGU) with its recoverable amount. Recoverable amount is the higher of fair value and value in use. Value in use is the present value of expected future cash flows from the CGU. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of CGUs; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to the more significant variables in each assessment is presented in the tables on the following page.

The recoverable amounts for all CGUs at 31 December 2016 were based on value in use, using management's latest five-year forecasts. The long-term growth rates have been based on expected nominal growth of the CGUs. The risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs.

The annual review at 31 December 2016 indicated no impairment to goodwill.

As a result of the changes to the reportable segments in 2015 goodwill of £0.3 billion was allocated to RBS International, £0.2 billion of which was previously reported in Commercial Banking and £0.1 billion of which was previously reported in Private Banking. Goodwill of £0.2 billion was allocated from Private Banking to International Private Banking which was included within disposal groups at 31 December 2015, see Note 18. The 2015 annual review indicated that the remaining £0.5 billion goodwill relating to Private Banking was impaired.  Other CGUs’ goodwill was not impaired.

The analysis of goodwill by reportable segment is shown in Note 37.

Notes on the consolidated accounts

15 Intangible assets continued

The carrying value of goodwill and the amount by which it is exceeded by the recoverable amount are set out below by reportable segment, along with the key assumptions applied in calculating the recoverable amount and sensitivities to changes in those assumptions.

							Consequential
					Consequential impact of 1%		impact of 5%
		Assumptions		Recoverable	adverse movement in		adverse movement
		Terminal	Pre-tax	amount exceeded	Discount	Terminal	in forecast
	Goodwill	growth rate	discount rate	carrying value	rate	growth rate	pre-tax earnings
31 December 2016	£bn	%	%	£bn	£bn	£bn	£bn
UK Personal & Business Banking	3.4	2.5	12.8	14.6	(2.3)	(1.5)	(1.4)
Commercial Banking	1.9	2.5	12.9	2.1	(1.2)	(0.8)	(0.8)
RBS International	0.3	2.5	10.9	0.2	(0.3)	(0.2)	(0.1)

31 December 2015
UK Personal & Business Banking	3.4	4.5	12.0	10.7	(2.6)	(1.5)	(1.7)
Commercial Banking	1.9	4.5	12.1	6.4	(1.9)	(0.9)	(1.2)
RBS International	0.3	4.5	10.2	1.2	(0.5)	(0.3)	(0.2)

Other intangible assets are reviewed for indicators of impairment. In 2016 £159 million of previously capitalised software was impaired primarily as a result of legacy Services software which is no longer expected to derive future economic benefit (2015 - £834 million, primarily as a result of the reorganisation of NatWest Markets, formerly CIB).

16 Property, plant and equipment
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2016	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	915	2,559	177	1,259	2,305	1,556	8,771
Currency translation and other adjustments	140	91	5	73	108	25	442
Reclassifications	—	46	—	(46)	—	—	—
Additions	103	215	5	79	282	228	912
Change in fair value of investment properties
- continuing operations	(11)	—	—	—	—	—	(11)
Disposals and write-off of fully depreciated assets	(52)	(175)	(35)	(118)	(228)	(496)	(1,104)
At 31 December	1,095	2,736	152	1,247	2,467	1,313	9,010

Accumulated impairment, depreciation and amortisation
At 1 January	—	1,090	87	759	1,677	676	4,289
Currency translation and other adjustments	—	70	3	53	97	9	232
Reclassifications	—	9	—	(9)	—	—	—
Write down of property, plant and equipment	—	71	—	—	7	—	78
Disposals and write-off of fully depreciated assets	—	(137)	(22)	(86)	(180)	(250)	(675)
Charge for the year
- continuing operations	—	74	4	82	183	153	496
At 31 December	—	1,177	72	799	1,784	588	4,420

Net book value at 31 December	1,095	1,559	80	448	683	725	4,590

Notes on the consolidated accounts

16 Property, plant and equipment

16 Property, plant and equipment continued			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2015	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,933	2,860	240	1,334	2,982	1,551	10,900
Transfers to disposal groups	—	(7)	—	(41)	(25)	—	(73)
Currency translation and other adjustments	(100)	13	(2)	(4)	1	15	(77)
Additions	31	139	8	125	350	202	855
Change in fair value of investment properties
- continuing operations	2	—	—	—	—	—	2
Disposals and write-off of fully depreciated assets	(951)	(446)	(69)	(155)	(1,003)	(212)	(2,836)
At 31 December	915	2,559	177	1,259	2,305	1,556	8,771

Accumulated impairment, depreciation and amortisation
At 1 January	—	1,006	130	798	2,137	662	4,733
Transfers to disposal groups	—	(3)	—	(24)	(23)	—	(50)
Currency translation and other adjustments	—	9	11	(3)	(2)	5	20
Write down of property, plant and equipment	—	279	—	—	93	—	372
Disposals and write-off of fully depreciated assets	—	(263)	(49)	(106)	(802)	(144)	(1,364)
Charge for the year
- continuing operations	—	62	(5)	94	274	153	578
At 31 December	—	1,090	87	759	1,677	676	4,289

Net book value at 31 December	915	1,469	90	500	628	880	4,482

Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The fair value measurement of non-specialised properties in locations where the market for such properties is active and transparent are categorised as level 2 - 93% (2015 - 94%); otherwise investment property fair value measurements are categorised as level 3 - 7% (2015 - 6%).

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of £485 million (2015 - £700 million) was valued by independent valuers.

Rental income from investment properties in continuing operations was £79 million (2015 - £79 million). Direct operating expenses of investment properties in continuing operations were £16 million (2015 - £14 million).

Notes on the consolidated accounts

17 Prepayments, accrued income and other assets
	2016	2015
	£m	£m
Prepayments	350	393
Accrued income	412	326
Tax recoverable	71	175
Pension schemes in net surplus (refer to Note 4)	276	215
Interests in associates	1,509	1,212
Other assets	1,082	1,921
	3,700	4,242

18 Discontinued operations and assets and liabilities of disposal groups

RBS sold the final tranche of its interest in Citizens Financial Group, Inc (Citizens) during October 2015.  Consequently, Citizens was classified as a disposal group at 31 December 2014 and presented as a discontinued operation until October 2015. From 3 August 2015 until the final tranche was sold in October 2015, Citizens was an associated undertaking.

The gain on disposal in 2015 in relation to Citizens comprised £248 million on the derecognition of assets and liabilities, and £989 million in respect of reserves reclassified in accordance with IFRS.

(a) Profit/(loss) from discontinued operations, net of tax
	2016	2015	2014
	£m	£m	£m
Citizens
Interest receivable	—	1,433	2,204
Interest payable	—	(144)	(191)
Net interest income	—	1,289	2,013
Non-interest income	—	615	1,043
Total income	—	1,904	3,056
Operating expenses	—	(1,181)	(2,123)
Profit before impairment losses	—	723	933
Impairment losses	—	(103)	(197)
Operating profit before tax	—	620	736
Tax charge	—	(212)	(228)
Profit after tax	—	408	508
Provision for gain/(loss) on disposal of subsidiary	—	10	(3,994)
Gain on disposal of subsidiary	—	1,147	—
Provision for loss on disposal of interest in associate	—	(130)	—
Gain on disposal of interest in associate	—	90	—
Profit/(loss) from Citizens discontinued operation, net of tax	—	1,525	(3,486)
Other
Profit from other discontinued operations, net of tax	—	16	41
Total profit/(loss) from discontinued operations, net of tax	—	1,541	(3,445)

There was no profit from discontinued operations attributable to non-controlling interests (2015 - £334 million; 2014 - £82 million).

Notes on the consolidated accounts

18 Discontinued operations and assets and liabilities of disposal groups continued

(b) Operating cash flows attributable to discontinued operations

Included within the Group’s cash flows are the following amounts attributable to discontinued operations:

	2016	2015	2014
	£m	£m	£m
Net cash flows from operating activities	—	(57)	3,997
Net cash flows from investing activities	—	(6)	(4,194)
Net cash flows from financing activities	—	10	596
Net (decrease)/increase in cash and cash equivalents	—	(58)	129

(c) Assets and liabilities of disposal groups
	2016	2015
	£m	£m
Assets of disposal groups
Cash and balances at central banks	—	535
Loans and advances to banks	13	709
Loans and advances to customers	—	1,639
Debt securities and equity shares	—	443
Derivatives	—	30
Property, plant and equipment	—	19
Other assets	—	111
	13	3,486

Liabilities of disposal groups
Deposits by banks	—	32
Customer accounts	—	2,805
Derivatives	—	28
Settlement balances	—	7
Other liabilities	15	108
	15	2,980

Disposal groups at 31 December 2015 are primarily International Private Banking (fair value less costs to sell reflects the agreed sale to Union Bancaire Privée: fair value hierarchy level 3) (£3,344 million assets; £2,724 million liabilities).

19 Short positions
	2016	2015
	£m	£m
Debt securities
- Government	20,979	19,840
- Other issuers	1,095	967
Equity shares	3	2
	22,077	20,809

Note:

(1)    All short positions are classified as held-for-trading.

Notes on the consolidated accounts

20 Provisions for liabilities and charges

Provisions for liabilities and charges	Payment	Other	Residential	Litigation and		Total
	protection	customer	mortgage backed	Other	Property
	insurance (1)	redress (2)	securities (3)	regulatory (4)	and other (5) (6)
	£m	£m	£m	£m	£m	£m
At 1 January 2016	996	821	3,772	519	1,258	7,366
Transfer from accruals and other liabilities	—	37	17	17	36	107
Transfer	50	(27)	105	(74)	(54)	—
Currency translation and other
movements	—	9	686	61	90	846
Charge to income statement	601	628	3,391	1,623	1,520	7,763
Releases to income statement	—	(29)	(91)	(73)	(354)	(547)
Provisions utilised	(394)	(334)	(1,128)	(155)	(688)	(2,699)
At 31 December 2016	1,253	1,105	6,752	1,918	1,808	12,836

(1) To reflect the developments detailed in Note 31, RBS increased its provision for PPI by £601 million in 2016 (2015 - £600 million; 2014 - £650 million), bringing the cumulative charge to £4.9 billion, of which £3.3 billion (67%) in redress and £0.4 billion in administrative expenses had been paid by 31 December 2016. Of the £4.9 billion cumulative charge, £4.5 billion relates to redress and £0.4 billion to administrative expenses.

The principal assumptions underlying RBS’s provision in respect of PPI sales are: assessment of the total number of complaints that RBS will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of RBS’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumption	Actual to date	Current assumptions	Change in assumption %	Consequential change in provision £m
Single premium book past business review take up rate	57%	58%	+/-5	+/-55
Uphold rate (1)	91%	91%	+/-5	+/-50
Average redress	£1,693	£1,669	+/-5	+/-46

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

 Background information in relation to PPI claims is given in Note 31.

(2) RBS has provided for other customer redress, primarily in relation to investment advice in retail and private banking, (2016 – nil: 2015 - £100 million), packaged accounts, (2016 – nil: 2015 - £157 million) and interest rate hedging products, (2016 – nil: 2015 - £149 million).

RBS has a provision of £64 million for its liability in respect of the sale of Interest Rate Hedging Products (IRHP), having an incurred costs of £1.5 billion. The Review is now materially complete (99.4%) with only a small number of claims for additional losses (Consequential Loss) remaining. Background information in relation to Interest Rate Hedging Products is given in note 31.

RBS established a provision of £400 million in November 2016 in respect of the FCA review of RBS’s treatment of SME customers, relating to the automatic refund of complex fees for SME customers that were in GRG between 2008 and 2013, additional redress costs arising from a new complaints process, and the associated operational costs. Background information in relation to the FCA review of SME customers is given in note 31.

Notes on the consolidated accounts

20 Provisions for liabilities and charges continued

(3) In the US, RBS is subject to civil litigation and various civil and criminal investigations relating to its issuance and underwriting of US mortgage-backed securities (RMBS). As announced on 26 January, an additional charge of £3.1 billion was taken in the fourth quarter of 2016 in connection with these matters. Detailed descriptions of RBS’s legal proceedings and discussion of the associated uncertainties are given in Note 31.

(4) RBS is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 31.

(5) The Group has recognised a £750 million provision in 2016 as a consequence of the announcement that HM Treasury is seeking a revised package of remedies that would conclude its remaining State Aid commitments.

(6) The majority of property provisions relate to vacant leasehold property and comprise the present value of the shortfall between rentals payable and rentals receivable from sub-letting.  Other provisions include restructuring provisions of £450 million principally termination benefits.

21 Accruals and other liabilities
	2016	2015
	£m	£m
Notes in circulation	2,028	1,886
Current tax	336	368
Accruals	1,311	1,915
Deferred income	483	359
Other liabilities	2,833	3,221
	6,991	7,749
22 Deferred tax
	2016	2015
	£m	£m
Deferred tax asset	(1,803)	(2,631)
Deferred tax liability	662	882
Net deferred tax asset	(1,141)	(1,749)

Net deferred tax asset comprised:
					Fair					Tax
		Accelerated			value of	AFS		Cash		losses
		capital		Deferred	financial	financial		flow	Share	carried
	Pension	allowances	Provisions	gains	instruments	assets	Intangibles	hedging	schemes	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	(718)	541	(253)	323	(28)	66	5	280	(30)	(1,479)	(118)	(1,411)
Acquisitions and disposals
of subsidiaries	7	(19)	—	(3)	—	(5)	—	—	—	—	(1)	(21)
Charge/(credit) to income
statement	162	(292)	(84)	(187)	48	(45)	—	100	3	134	155	(6)
(Credit)/charge to other
comprehensive income	(314)	—	—	—	—	65	—	(128)	4	—	—	(373)
Currency translation and
other adjustments	6	8	(7)	(1)	1	19	(1)	1	—	13	23	62
At 1 January 2016	(857)	238	(344)	132	21	100	4	253	(23)	(1,332)	59	(1,749)
Acquisitions and disposals
of subsidiaries	(1)	(59)	—	3	—	4	—	—	—	—	1	(52)
(Credit)/charge to income
statement	(39)	149	25	(22)	1	(24)	—	(143)	13	317	(51)	226
Charge/(credit) to other
comprehensive income	240	—	—	—	—	(9)	—	193	—	—	—	424
Currency translation and
other adjustments	(5)	33	(3)	1	—	2	1	(3)	—	(35)	19	10
At 31 December 2016	(662)	361	(322)	114	22	73	5	300	(10)	(1,050)	28	(1,141)

Notes on the consolidated accounts

22 Deferred tax continued

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2016	2015
	£m	£m
UK tax losses carried forward
- The Royal Bank of Scotland plc	182	462
- UK branch of RBS NV	—	1
- National Westminster Bank Plc	605	628
- Ulster Bank Limited	14	31
	801	1,122
Overseas tax losses carried forward
- Ulster Bank Ireland DAC	249	210
	1,050	1,332

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely.  In periods from 1 April 2015, the Finance Act 2015 limits the offset of losses carried forward by UK banks to 50% of profits.  In periods from 1 April 2016, the Finance Act 2016 further limits the  offset of losses carried forward by UK banks to 25% of profits.  The main rate of UK Corporation Tax will reduce from 20% to 19% from 1 April 2017 and to 17% from 1 April 2020.  Under the Finance (No 2) Act 2015, tax losses carried forward at 31 December 2016 are given credit in future periods at the main rate of UK corporation tax, excluding the Banking Surcharge rate (8%) introduced by the Act.  Deferred tax assets and liabilities at 31 December 2016 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

The Royal Bank of Scotland plc – The Royal Bank of Scotland plc reported  taxable profits in 2011 and 2014, and tax losses in 2012, 2013 and 2015.  The tax loss for 2012 reflected the reversal of previous own credit gains offset by core banking profitability. In 2013 UK tax losses were largely attributable to loan impairment charges arising from the accelerated recovery strategy recorded in the final quarter of the period.  In 2014, core profitability remained strong and a taxable profit arose.  In 2015 a further tax loss arises as a result of restructuring costs incurred as part of RBS's strategic plan.  In 2016, a taxable profit arises.   A reduction in the carrying value of deferred tax assets of £701 million was recorded in 2013, an additional reduction of £850 million was recorded in 2014, with a further reduction of £300 million being recorded in 2016.  In addition, deferred tax of £150 million was not recognised in respect of excess 2013 UK taxable losses. RBS expects that the balance of recognised deferred tax asset at 31 December 2016 of £182 million in respect of tax losses amounting to £947 million will be recovered by the end of 2021.

National Westminster Bank plc – The deferred tax asset in respect of tax losses at 31 December 2016 relates to residual unrelieved trading losses that arose between 2009 and 2014.  59% of the losses that arose were relieved against taxable profits arising in other UK Group companies.  Taxable profits arose in 2015 and 2016.  Based on its strategic plan, RBS expects that the recognised deferred tax asset of £605 million in respect of tax losses amounting to £3,361 million will be recovered by the end of 2022.

Overseas tax losses

Ulster Bank Ireland DAC –  A deferred tax asset of £249 million has been recognised in respect of losses of £1,992 million (2015 - £1,678 million; 2014 - £1,776 million) of total tax losses of £7,989 million (2015 - £7,083 million; 2014 - £8,599 million) carried forward at 31 December 2015.   Please note that the increase in the total tax losses and associated deferred tax asset is due to the €:£ exchange rate.  These losses arose principally as a result of significant impairment charges between 2008 and 2013 reflecting challenging economic conditions in the Republic of Ireland.  Impairment charges have reduced and Ulster Bank Ireland DAC returned to profitability during 2014, 2015 & 2016.   Based on RBS’s strategic plan, the losses on which a deferred tax asset has been recognised will be substantially utilised against future taxable profits by the end of 2023.

Unrecognised deferred tax

Deferred tax assets of £7,940 million (2015 - £6,349 million; 2014 - £5,738 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £33,376 million (2015 - £27,483 million; 2014 - £26,742 million) in jurisdictions where doubt exists over the availability of future taxable profits.  Of these losses and other temporary differences, £5,280 million expire within five years and £10,331 million thereafter.  The balance of tax losses and other temporary differences carried forward has no expiry date.

Deferred tax liabilities of £258 million (2015 - £256 million; 2014 - £186 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches.   Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.  No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

Notes on the consolidated accounts

23 Subordinated liabilities
	2016	2015
	£m	£m
Dated loan capital	15,288	13,866
Undated loan capital	2,775	4,826
Preference shares	1,356	1,155
	19,419	19,847

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date and by the next call date.

		2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		17	—	369	—	—	576	962
US dollar		98	700	168	7,955	967	2,479	12,367
Euro		913	1,817	243	1,725	263	215	5,176
Other		34	—	—	872	—	8	914
		1,062	2,517	780	10,552	1,230	3,278	19,419

	Currently	2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	15	68	113	407	140	22	197	962
US dollar	1,860	1,817	700	168	6,242	1,186	394	12,367
Euro	162	1,395	1,817	1,108	378	263	53	5,176
Other	8	906	—	—	—	—	—	914
	2,045	4,186	2,630	1,683	6,760	1,471	644	19,419

		2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		19	—	—	369	—	631	1,019
US dollar		79	—	676	6,674	3,027	2,052	12,508
Euro		195	648	1,794	2,240	251	184	5,312
Other		30	—	—	737	—	241	1,008
		323	648	2,470	10,020	3,278	3,108	19,847

	Currently	2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	15	74	51	155	483	44	197	1,019
US dollar	3,208	880	1,435	750	5,240	995	—	12,508
Euro	—	1,091	1,063	2,540	321	250	47	5,312
Other	8	263	737	—	—	—	—	1,008
	3,231	2,308	3,286	3,445	6,044	1,289	244	19,847

Notes on the consolidated accounts

23 Subordinated liabilities continued Issuances and Redemptions during the year (values as at date of transaction) are set out below.
	Capital
	treatment	2016	2015
Redemptions	£m	£m	£m
The Royal Bank of Scotland Group plc
US$1,285 million 5.90% Trust Preferred	Tier 1	902	—
US$200 million 6.25% Trust Preferred	Tier 1	140	—
US$1,800 million 6.08% Trust Preferred	Tier 1	1,263	—
€26 million 7.42% dated notes	Tier 2	21	—
€7 million 7.38% dated notes	Tier 2	6	—
US$25 million floating rate notes (partial redemption)	Tier 2	6	—

The Royal Bank of Scotland plc
£54 million 5.13% undated notes	Ineligible	55	—
CAD474 million 5.37% undated notes	Ineligible	283	—
€1 billion 4.63% dated notes	Ineligible	866	—
€23 million floating dated notes	Ineligible	—	17
US$675 million 5.05% dated notes	Ineligible	—	445
AU$18 million floating rate dated notes	Ineligible	—	9
AU$36 million floating rate dated notes	Ineligible	—	18
US$ 238 million floating rate dated notes	Ineligible	—	154
€750 million 4.88% dated notes	Tier 2	—	546
£250 million 9.63% dated notes	Tier 2	—	250
CHF400 Million 2.38% dated notes	Tier 2	—	259
CHF100 Million 2.38% dated notes	Tier 2	—	65
CHF200 Million 2.38% dated notes	Tier 2	—	129

NatWest Plc
£87 million 5.95% undated notes	Tier 2	—	87
£300 million 7.88% dated notes	Tier 2	—	300

RBS N.V. and subsidiaries
US$22 million 6.14% dated notes (partial redemption)	Ineligible	—	15
AU$26 million floating rate dated notes	Ineligible	—	13
AU$123 million floating rate dated notes	Ineligible	—	62
US$564 million floating rate dated notes	Ineligible	—	380
€415 million floating rate dated notes	Ineligible	—	294
€5 million floating rate dated notes	Ineligible	—	4
		3,542	3,047

Note:

(1)       There were no issuances in 2016 or 2015.

Notes on the consolidated accounts

24 Non-controlling interests

			Other
	Citizens	RBS N.V.	interests	Total
	£m	£m	£m	£m
At 1 January 2015	2,307	564	75	2,946
Currency translation and other adjustments	25	(29)	7	3
Profit attributable to non-controlling interests
- continuing operations	—	73	2	75
- discontinued operations	318	16	—	334
Dividends paid	(31)	—	—	(31)
Gains/(losses) on available-for-sale financial assets, net of tax	19	(8)	—	11
Gains on cash flow hedging, net of tax	28	—	—	28
Actuarial losses, net of tax	—	—	(6)	(6)
Equity raised	2,491	46	—	2,537
Equity withdrawn and disposals	(5,157)	—	(24)	(5,181)
At 1 January 2016	—	662	54	716
Currency translation and other adjustments	—	108	3	111
Profit attributable to non-controlling interests
- continuing operations	—	6	4	10
Equity withdrawn and disposals	—	(43)	1	(42)
At 31 December 2016	—	733	62	795

25 Share capital

			Number of shares
	2016	2015	2016	2015
Allotted, called up and fully paid	£m	£m	000s	000s
Ordinary shares of £1	11,823	11,625	11,823,163	11,624,564
Non-cumulative preference shares of US$0.01(1)	—	1	72,430	133,840
Non-cumulative convertible preference shares of US$0.01	—	—	65	65
Non-cumulative preference shares of €0.01	—	—	2,044	2,044
Non-cumulative convertible preference shares of £0.01	—	—	15	15
Non-cumulative preference shares of £1	—	—	54	54
Cumulative preference shares of £1	1	1	900	900

Notes:

(1)       61.4 million shares with a total nominal value of £0.3 million were redeemed in September 2016 (2015 – 75.8 million shares with a nominal value of £0.5 million were redeemed).

(2)       The entire holding of B shares was converted into ordinary shares in October 2015.

Movement in allotted, called up and fully paid ordinary shares		Number of
	£m	shares - 000s
At 1 January 2015	6,366	6,365,896
Shares issued	159	158,668
Conversion of B shares	5,100	5,100,000
At 1 January 2016	11,625	11,624,564
Shares issued	198	198,599
At 31 December 2016	11,823	11,823,163

Notes on the consolidated accounts

25 Share capital continued

Ordinary shares

There is no authorised share capital under the company’s constitution. At 31 December 2016, the directors had authority granted at the 2016 Annual General Meeting to issue up to £1,166 million nominal of ordinary shares other than by pre-emption to existing shareholders.

During 2016, the company allotted and issued the following new ordinary shares of £1 each:

Month	Number of shares	Subscription price per share	Gross proceeds
April	37.6m	226.250p	£85 million
May	38.5m	220.687p	£85 million
September	35.5m	196.924p	£70 million
November	30.6m	195.930p	£60 million

In addition, the company issued 56 million ordinary shares of £1 each in connection with employee share plans. In October 2015, the company allotted and issued 5.1 billion new ordinary shares of £1 each to HM Treasury on conversion of 51 billion B shares.

The company did not pay an ordinary dividend in 2016 or 2015.

B shares and dividend access share

From December 2009, HM Treasury owned 51 billion B shares with a nominal value of £0.01 each and a dividend access share (DAS) with a nominal value of £0.01.

The B shares carried no voting rights at general meetings of ordinary shareholders and were convertible at any time at HM Treasury’s option into ordinary shares at the rate of ten B shares for each ordinary share. In October 2015, all of the B shares were converted into ordinary shares of £1 each.

In March 2016, a final payment of £1,193 million was made to HM Treasury to retire the DAS. The terms for the removal of the DAS were provided by the ‘DAS Retirement Agreement’ between RBS and HM Treasury. In line with the terms of the DAS Retirement Agreement, upon the final payment, the DAS lost its preferential rights and become a single B share, which was subsequently cancelled.

Preference shares

Under IFRS certain of RBS's preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

Between 1 January 2017 and the date of approval of these accounts, dividends amounting to US$77 million and £0.4 million have been declared in respect of equity preference shares for payment on 31 March 2017.

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

In September 2016 and September 2015, the company redeemed in whole the Series R and T, and Series M , N, P and Q non-cumulative preference shares of US$0.01 respectively.

In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments from 2013 onwards. £300 million of new equity was issued during the course of 2016 and the Board has decided a further £300 million of new equity will be issued during the course of 2017 to again partially neutralise the CET1 impact of coupon and dividend payments.

Notes on the consolidated accounts

25 Share capital continued

Class of preference share	Number of shares		Redemption	Redemption
	in issue	Interest rate	date on or after	price per share	Debt/equity (1)
Non-cumulative preference shares of US$0.01
Series F	6.3 million	7.65%	31 March 2007	US$25	Debt
Series H	9.7 million	7.25%	31 March 2004	US$25	Debt
Series L	30.0 million	5.75%	30 September 2009	US$25	Debt
Series S	26.4 million	6.60%	30 June 2012	US$25	Equity
Series U	10,130	7.64%	29 September 2017	US$100,000	Equity

Non-cumulative convertible preference shares of US$0.01
Series 1	64,772	9.118%	31 March 2010	US$1,000	Debt

Non-cumulative preference shares of €0.01
Series 1	1.25 million	5.50%	31 December 2009	€ 1,000	Equity
Series 2	784,989	5.25%	30 June 2010	€ 1,000	Equity
Series 3	9,429	7.0916%	29 September 2017	€ 50,000	Equity

Non-cumulative convertible preference shares of £0.01
Series 1	14,866	7.387%	31 December 2010	£1,000	Debt

Non-cumulative preference shares of £1
Series 1	54,442	3 month LIBOR + 2.33%	5 October 2012	£1,000	Equity

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

Notes on the consolidated accounts

26 Other equity

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

	2016	2015
	£m	£m
EMTN notes (1)
US$564 million 6.99% capital securities (callable October 2017)	275	275
CAD321 million 6.666% notes (callable October 2017)	156	156

Trust preferred issues: subordinated notes (2)
€166 million 4.243% 2046 (callable January 2016) (3)	—	110
£93 million 5.6457% 2047 (callable June 2017) (4)	93	93

Additional Tier 1 notes (5)
US$2.0 billion 7.5% notes callable August 2020 (6)	1,278	1,278
US$1.15 billion 8% notes callable August 2025 (6)	734	734
US$2.65 billion 8.625% notes callable August 2021 (7)	2,046	—
	4,582	2,646

Notes:

(1)    If the US$ and CAD EMTN notes were called, RBS would issue, at the prevailing market price, ordinary shares to the value of US$78 million and CAD43 million respectively to settle the coupons deferred in 2009 and 2010.

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

(3)    Preferred securities in issue - €166 million RBS Capital Trust C, fixed/floating rate non-cumulative trust preferred securities. Notice of redemption issued in May 2016 and settlement was in July 2016.

(4)    Preferred securities in issue - £93 million RBS Capital Trust D, fixed/floating rate non-cumulative trust preferred securities.

(5)    The coupons on these notes are non-cumulative and payable at the company’s discretion.  In the event the Group’s CET1 ratio falls below 7% any outstanding notes will be converted into ordinary shares at a fixed price.  While taking the legal form of debt these notes are classified as equity under IFRS.

(6)    Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.606 nominal per £1 share.

(7)    Issued in August 2016. In the event of conversion, converted into ordinary shares at a price of $2.284 nominal per £1 share.

Notes on the consolidated accounts

26 Other equity continued

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

Own shares held - at 31 December 2016, 39 million ordinary shares of £1 each of the company (2015 - 26 million; 2014 - 28 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts purchased 29 million ordinary shares and delivered 16 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans.

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

Notes on the consolidated accounts

27 Leases
Year in which receipt will occur	Finance lease contracts and hire purchase agreements					Operating lease
						assets:
	Gross	Present value	Other	Future	Present	future minimum
	amounts	adjustments	movements	drawdowns	value	lease rentals
	£m	£m	£m	£m	£m	£m
2016
Within 1 year	3,174	(230)	(54)	(27)	2,863	139
After 1 year but within 5 years	5,002	(518)	(113)	(68)	4,303	296
After 5 years	2,715	(951)	(26)	—	1,738	25
Total	10,891	(1,699)	(193)	(95)	8,904	460

2015
Within 1 year	3,119	(236)	(31)	—	2,852	166
After 1 year but within 5 years	4,801	(420)	(83)	—	4,298	294
After 5 years	2,784	(1,120)	(24)	—	1,640	72
Total	10,704	(1,776)	(138)	—	8,790	532

	2016	2015
Nature of operating lease assets on the balance sheet	£m	£m
Transportation	391	556
Cars and light commercial vehicles	56	56
Other	278	268
	725	880

	2016	2015	2014
	£m	£m	£m
Amounts recognised as income and expense in continuing operations
Finance leases - contingent rental rebate	(76)	(81)	(85)
Operating leases - minimum rentals payable	239	239	249

Finance lease contracts and hire purchase agreements
Accumulated allowance for uncollectable minimum receivables	54	65	104

There were no amounts recognised as income and expense in discontinued operations  (2015 - £75 million; 2014 - £124 million) in relation to operating leases - minimum rentals payable.

Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (refer to page 415) and operating lease assets (refer to pages 440 and 441).

	2016					2015
	Year in which residual value will be recovered					Year in which residual value will be recovered
		After 1 year	After 2 years		Total		After 1 year	After 2 years		Total
	Within 1	but within	but within	After 5		Within 1	but within	but within	After 5
	year	2 years	5 years	years		year	2 years	5 years	years
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating leases
- transportation	24	60	128	21	233	126	57	52	108	343
- cars and light commercial vehicles	5	5	12	—	22	8	3	10	—	21
- other	30	19	32	6	87	24	29	35	2	90
Finance lease contracts	43	27	46	26	142	30	22	58	24	134
Hire purchase agreements	24	25	2	—	51	1	—	3	—	4
	126	136	220	53	535	189	111	158	134	592

Acting as a lessor, RBS provides asset finance to its customers. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the consolidated accounts

28 Structured entities

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

	2016				2015
		Debt securities in issue				Debt securities in issue
Asset type		Held by third	Held by			Held by third	Held by
	Assets	parties	RBS (1)	Total	Assets	parties	RBS (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK	1,475	—	1,774	1,774	3,954	961	3,067	4,028
- Irish	7,054	1,180	6,621	7,801	7,395	1,472	6,836	8,308
- US	301	301	—	301	—	—	—	—
Other loans (2)	—	—	—	—	333	9	238	247
	8,830	1,481	8,395	9,876	11,682	2,442	10,141	12,583
Cash deposits	965				1,201
	9,795				12,883

Notes:

(1)    Debt securities retained by RBS may be pledged with central banks.

(2)    Corporate, social housing and student loans.

Commercial paper conduits

RBS consolidates a number of asset-backed commercial paper (ABCP) conduits. A conduit is an SE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed by further commercial paper issuance, repayment of assets or funding from liquidity facilities. Commercial paper is typically short-dated, usually up to three months.  At 31 December 2016 assets held by the conduits totalled £0.1 billion (2015 - £0.6 billion).  At 31 December 2016 and 2015 the conduits were funded entirely by RBS.

Covered bond programme

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by RBS. RBS retains all of the risks and rewards of these loans. The partnerships are consolidated, the loans retained on RBS’s balance sheet and the related covered bonds included within debt securities in issue. At 31 December 2016, £8,621 million of mortgages provided security for debt securities in issue of £3,935 million (2015: mortgages - £11,207 million, bonds - £5,585 million).

Notes on the consolidated accounts

28 Structured entities continued

Unconsolidated structured entities

RBS’s interests in unconsolidated structured entities are analysed below.

	2016			2015
	Asset backed	Investment		Asset backed	Investment
	securitisation	funds		securitisation	funds
	vehicles	and other	Total	vehicles	and other	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading
Loans and advances to customers	588	40	628	139	—	139
Debt securities	618	28	646	455	73	528
Equity shares	—	94	94	—	113	113
Derivative assets	318	77	395	548	13	561
Derivative liabilities	(509)	(102)	(611)	(152)	(23)	(175)
Total	1,015	137	1,152	990	176	1,166

Other than held-for-trading
Loans and advances to customers	1,339	871	2,210	2,663	2	2,665
Debt securities	4,702	146	4,848	3,263	123	3,386
Total	6,041	1,017	7,058	5,926	125	6,051

Liquidity facilities/loan commitments	1,397	757	2,154	1,362	—	1,362
Guarantees	55	6	61	—	—	—

Maximum exposure	8,508	1,921	10,425	8,278	301	8,579

Notes:

(1)    Income from interests in unconsolidated structured entities includes interest receivable, changes in fair value and other income less impairments.

(2)    A sponsored entity is a structured entity established by RBS where RBS provides liquidity and/or credit enhancements or provides ongoing services to the entity. RBS can act as sponsor for its own or for customers’ transactions.

(3)    In 2016, no assets were transferred into sponsored structured entities (2015 - nil) which are not consolidated by RBS and for which RBS held no interest at 31 December 2016. Income arising from sponsored entities where we hold net interest at year end was £18 million (2015 - £39 million).

29 Asset transfers

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

Assets subject to securities repurchase agreements or security lending transactions	2016(1)	2015
	£m	£m
Debt securities	18,107	20,224
Equity shares	—	9

Note:

(1)     Associated liabilities were £17,975 million.

Notes on the consolidated accounts

29 Asset transfers continued

Assets pledged as collateral

The Group pledges collateral with its counterparties in respect of derivative liabilities and bank and other borrowings.

Assets pledged against liabilities	Liabilities secured by assets
Loans and	Loans and
advances	advances	Deposits	Customer
to banks	to customers	Securities	Total	by banks	accounts	Derivatives	Total
£m	£m	£m	£m	£m	£m	£m	£m
2016	7,360	29,654	20,152	57,166	5,514	—	26,443	31,957
2015	11,477	17,633	14,517	43,627	293	—	31,131	31,424
30 Capital resources
RBS's regulatory capital resources in accordance with PRA definitions were as follows:
PRA transitional basis
2016	2015
£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	48,609	53,431
Preference shares - equity	(2,565)	(3,305)
Other equity instruments	(4,582)	(2,646)
41,462	47,480

Regulatory adjustments and deductions
Own credit	(304)	(104)
Defined benefit pension fund adjustment	(208)	(161)
Cash flow hedging reserve	(1,030)	(458)
Deferred tax assets	(906)	(1,110)
Prudential valuation adjustments	(532)	(381)
Goodwill and other intangible assets	(6,480)	(6,537)
Expected losses less impairments	(1,371)	(1,035)
Other regulatory adjustments	(8)	(64)
(10,839)	(9,850)

CET1 capital	30,623	37,630

Additional Tier 1 (AT1) capital
Eligible AT1	4,041	1,997
Qualifying instruments and related share premium subject to phase out	5,416	5,092
Qualifying instruments issued by subsidiaries and held by third parties	339	1,627
AT1 capital	9,796	8,716

Tier 1 capital	40,419	46,346

Qualifying Tier 2 capital
Qualifying instruments and related share premium	7,066	6,265
Qualifying instruments issued by subsidiaries and held by third parties	4,818	7,354
Tier 2 capital	11,884	13,619

Total regulatory capital	52,303	59,965

It is RBS’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, RBS has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. RBS has complied with the PRA’s capital requirements throughout the year.

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

Notes on the consolidated accounts

31 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2016. Although RBS is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of RBS's expectation of future losses.

		More than	More than		2016	2015
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years
	£m	£m	£m	£m	£m	£m

Guarantees and assets pledged as collateral security	1,819	610	560	4,878	7,867	9,036
Other contingent liabilities	1,016	1,198	207	1,758	4,179	7,002
Standby facilities, credit lines and other commitments	67,421	21,478	43,101	6,645	138,645	137,714
Contingent liabilities and commitments	70,256	23,286	43,868	13,281	150,691	153,752

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

Standby facilities and credit lines - under a loan commitment, RBS agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by RBS to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2016	2015
	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	246	232
- after 1 year but within 5 years	786	759
- after 5 years	1,775	2,006
	2,807	2,997
Capital expenditure on property, plant and equipment	21	59
Contracts to purchase goods or services (2)	598	1,442
	3,426	4,498

Notes:

(1)    Predominantly property leases.

(2)    Of which due within 1 year: £231 million (2015 - £302 million).

Notes on the consolidated accounts

31 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £251 million (2015 - £321 million; 2014 - £425 million) from these activities.

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

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The industry repaid the remaining balance on the non-Bradford and Bingley loans during the period. The Bradford and Bingley loan is interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estate of Bradford & Bingley. In addition, the FSCS levied an interim payment relating to resolution costs for Dunfermline Building Society of £325 million in 2015, no further levy is expected in relation to this matter. The total interest element levied on the industry in the 2016/17 scheme year was £337 million (£353 million in the 2015/16 scheme year).

RBS Group has accrued £38 million for its share of estimated FSCS levies.

Litigation, investigations and reviews

The Royal Bank of Scotland Group plc (the “company” or RBSG) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2016 (see Note 20).

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

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

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

Notes on the consolidated accounts

31 Memorandum items continued

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

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see “Risk Factors” on pages 509 to 578.

Litigation

UK 2008 rights issue shareholder litigation

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order which is now closed to further claimants. Prior to the partial settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

In December 2016 RBS concluded full and final settlements with four of the five shareholder groups representing 78% of the claims by value. The maximum settlement figure of £800 million is covered by existing RBS provisions and that total figure assumes that agreement is reached with all groups, is split proportionally between each, and is subject to validation of claims.

Should the remaining group’s claim not be settled, RBS will continue to defend it. Damages have not yet been quantified. The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in May 2017. In the event that the court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Residential mortgage-backed securities (RMBS) litigation in the US

RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit.

Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$36.5 billion of RMBS issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS companies remain as defendants in more than 10 lawsuits brought by or on behalf of purchasers of RMBS, including the purported class action identified below.

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

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed RMBS-related lawsuits against RBS and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

Notes on the consolidated accounts

31 Memorandum items continued

The primary FHFA lawsuit against RBS remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of RMBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of the US$32 billion, approximately US$7.6 billion was outstanding at 31 December 2016 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. The matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves RBS relates to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to RBS, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld.

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

Other remaining RMBS lawsuits against RBS companies include cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation.

RBS companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. RBS has reached an agreement in principle to settle this matter, subject to documentation and court approval. The amount of the settlement is covered by an existing provision.

As at 31 December 2016, the total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under “Investigations and reviews” on page 459), including an additional provision of £3.4 billion ($4.2 billion) in 2016, is £6.8 billion ($8.3 billion). The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur.

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

Notes on the consolidated accounts

31 Memorandum items continued

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.  On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued on 20 December 2016, the district court held that it lacks personal jurisdiction over RBS with respect to certain claims asserted in the coordinated proceeding. Following that decision, RBS is dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (one case relating to Euroyen TIBOR futures contracts and one relating to other derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR), (ii) Euribor, (iii) Swiss Franc LIBOR (iv) Pound sterling LIBOR, and (v) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (vi) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. Each of these matters is subject to motions to dismiss that will be made or are currently pending, with the exceptions that on 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation and on 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against RBS for lack of personal jurisdiction.

Details of LIBOR investigations involving RBS are set out under ‘‘Investigations and reviews’’ on page 461.

ISDAFIX antitrust litigation

Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

FX antitrust litigation

In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, RBS paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. On 8 June 2016, the Court denied a motion by the settling defendants to enjoin a second FX-related antitrust class action pending in the same court from proceeding, holding that the alleged class of “consumers and end-user businesses” in that action is not included within the classes at issue in the consolidated action.  RBS has made a motion to dismiss the claims in this “consumer” action, and that motion remains pending.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on 20 September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. Plaintiffs have commenced an appeal of this dismissal.

On 26 September 2016, a class action complaint was filed in the United States District Court for the Southern District of New York asserting claims on behalf of “indirect purchasers” of FX instruments.  The complaint defines “indirect purchasers” as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges.  It is alleged that certain RBS companies and other defendant banks caused damages to the “indirect purchasers” by conspiring to restrain trade in the FX spot market.  The complaint seeks damages and other relief under federal, California, and New York antitrust laws.  RBS and the other defendants have made a motion to dismiss this matter.

Notes on the consolidated accounts

31 Memorandum items continued

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. In January 2017, RBS reached an agreement in principle to settle these matters for approximately CAD 13 million, subject to settlement documentation and court approval.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS in other jurisdictions. RBS cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc.  The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs.  The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pre-trial proceedings. RBS anticipates making a motion to dismiss these claims.

Interest rate swaps antitrust litigation

Beginning in November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class.

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

RBS has made a motion to dismiss the operative complaints in these matters.

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. On 22 November 2016, the bankruptcy court dismissed the claims filed in October 2011 on the ground that the transfers at issue were extraterritorial to the United States and not subject to the fraudulent conveyance statute upon which the trustee’s claim is based.

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

Notes on the consolidated accounts

31 Memorandum items continued

CPDO litigation

Claims have been served on RBS N.V. in England, the Netherlands and Australia, relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in England and the Netherlands have been settled. The remaining claim in Australia has been settled subject to judicial approval.

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

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was approximately £33 million and the trial ended in October 2016. On 21 December 2016 the Court dismissed all of PAG’s claims. The decision (subject to any appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. The case of Wall v RBS plc, which concerns similar allegations to those in PAG, is currently scheduled to go to trial October 2017. The sum claimed is between £400 million and £700 million.

In addition to claims alleging that IRHPs were mis-sold, RBS has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer has been granted leave to appeal by the Court of Appeal, and the appeal is scheduled for May 2017.

Tax dispute

HMRC issued a tax assessment in 2012 against RBS for approximately £86 million regarding a value-added-tax (“VAT”) matter in relation to the trading of European Union Allowances (“EUAs”) by an RBS joint venture subsidiary in 2009. RBS has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the “Tax Dispute”).  Separately, RBS is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the “Liquidated Companies”) and their respective liquidators (together, “the Claimants”). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £72.5 million by alleging that RBS dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. RBS strongly denies these allegations.

Weiss v. National Westminster Bank Plc (NatWest)

NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon.

Anti-Terrorism Act litigation against RBS N.V.

RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, Bank Saderat, and Commerzbank) are defendants in an action first commenced in the United States District Court for the Eastern District of New York in November 2014 by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 90 attacks in Iraq between 2004 and 2011.

Notes on the consolidated accounts

31 Memorandum items continued

The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti- terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. Since commencing this matter, the plaintiffs have amended the complaint twice. The second amended complaint is subject to a motion to dismiss that defendants filed on 14 September 2016.

On 2 November 2016, additional plaintiffs filed a second complaint in the United States District Court for the Southern District of Illinois against RBS N.V., the other financial institutions named as defendants to the first complaint and Deutsche Bank. The allegations in the complaint are substantially similar to the allegations contained in the complaint described above.

The plaintiffs are a number of US military personnel (or their estates, survivors, or heirs) who were killed or injured in 21 attacks in Iraq between 2006 and 2011. RBS N.V. has made a motion to have this case transferred to the United States District Court for the Eastern District of New York and intends to move to dismiss the complaint.

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

The NatWest Markets (formerly CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

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

RMBS and other securitised products investigations

In the US, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and various other members of the Residential Mortgage-Backed Securities Working Group (RMBS Working Group) of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

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

These ongoing matters include, among others, active civil and criminal investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

In June 2016, RBS Securities Inc. (RBSSI), a U.S. broker-dealer, reached an agreement in principle to resolve investigations by the office of the Attorney General of Connecticut on behalf of the Connecticut Department of Banking, concerning RBSSI’s underwriting and issuance of RMBS and the potential consequences to RBSSI of RBS plc’s May 2015 FX-related guilty plea.  The agreement became final on 3 October 2016 through the publication by the Department of Banking of two agreed consent orders without RBSSI admitting or denying the Department of Banking’s allegations.

Notes on the consolidated accounts

31 Memorandum items continued

As required by the RMBS consent order, in addition to making certain undertakings, RBSSI has paid US$120 million to the State of Connecticut to resolve the investigation. The amount was covered by a provision that had previously been established. Pursuant to the FX consent order, RBSSI agreed, among other things, to certify to the Department of Banking its compliance with various obligations undertaken in connection with RBS plc's FX-related guilty plea and FX-related resolutions with the Commodity Futures Trading Commission and Board of Governors of the Federal Reserve System.

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

In May 2011, the New York State Attorney General requested additional information about RBS’s mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing.

As at 31 December 2016, the total aggregate of provisions in relation to certain of the RMBS investigations (described immediately above) and RMBS and other securitised products litigation matters (set out under “Litigation” on page 460), including an additional provision of £3.4 billion ($4.2 billion) in 2016, is £6.8 billion ($8.3 billion). RBS continues to cooperate with the DOJ in its civil and criminal investigations of RMBS matters. The duration and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.  Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences as described above may occur.

RBSSI has also been responding to an ongoing criminal investigation by the United States Attorney for the District of Connecticut relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including RMBS, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI. RBSSI is in advanced discussions to resolve the matter.

US mortgages - loan repurchase matters

RBS’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.

In issuing RMBS, NatWest Markets in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on RBS, if any, may be material.

LIBOR and other trading rates

In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the DOJ in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

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

Notes on the consolidated accounts

31 Memorandum items continued

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

In December 2016 the Swiss ComCo announced the closure of four separate investigations into RBS and certain other banks relating to interest rate derivatives and LIBOR. RBS received full immunity for fines relating to the Swiss franc LIBOR benchmark investigation. RBS has agreed to pay a total of CHF17.06m in fines to settle the other investigations.

RBS is co-operating with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

On 3 February 2017, it was announced that RBS and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, RBS has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG’s FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

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

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the US$395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

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

Notes on the consolidated accounts

31 Memorandum items continued

Interest rate hedging products (IRHP) redress programme

Since 2013, RBS and other banks have been undertaking a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA. RBS has reached agreement with KPMG in relation to redress determinations for all in scope customers, as well as the majority of the consequential loss claims received.

RBS provisions in relation to the above redress exercises total £1.5 billion to date for these matters, of which £1.4 billion had been utilised at 31 December 2016.

Judicial Review of Skilled Person’s role in IRHP review

RBS has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has sought permission to appeal the decision.

The majority of the claims that name RBS as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of any appeal in the other bank’s case. If permission to appeal is granted and the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against RBS may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on RBS which may be material.

Investment advice review

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

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, RBS agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present. RBS started writing to the relevant customers during 2016 and redress payments have also commenced. The project is due to finish in Q4 2017. In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

RBS provisions in relation to investment advice total £201 million to date for these matters, of which £62 million had been utilised at 31 December 2016.

Notes on the consolidated accounts

31 Memorandum items continued

Packaged accounts

As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made gross provisions totalling £409 million to date for this matter.

FCA review of RBS’s treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of RBS’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person’s review was focused on RBS’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring  Group or within similar units within RBS’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 RBS was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

The Skilled Person review focused on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and was broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. RBS was then given the opportunity to consider and respond to those draft findings before the Skilled Person delivered its final report to the FCA during September 2016.

On 8 November 2016, the FCA published an update on its review. In response, RBS announced steps that will impact SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps are (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. These steps have been developed with the involvement of the FCA which agreed that they are appropriate for RBS to take.

RBS estimates the costs associated with the new complaints review process and the automatic refund of complex fees to be approximately £400 million, which has been recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the new complaints process.

The FCA has announced that its review will continue. RBS continues to cooperate fully with the review.

Multilateral interchange fees

On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. The EC’s case is ongoing.

On 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

On 6 May 2015, the Competition & Markets Authority (CMA), announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Notes on the consolidated accounts

31 Memorandum items continued

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS’s business in this sector.

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

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. RBS submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. As a result of this second Consultation Paper, it was expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The BBA and RBS submitted responses to the Consultation Paper on 11 October 2016.

Following feedback received on its second Consultation Paper (CP16/20), on 9 December 2016, the FCA issued a statement explaining that it is carefully considering the issues raised and will make a further announcement before 31 March 2017. In light of this statement, RBS expects that the implementation of the complaint deadline will be pushed back from end of June 2019 to 1 October or 31 December 2019. The introduction of new Plevin rules and guidance will also be delayed.

If the proposals contained in these Consultation Papers are agreed and implemented, RBS would expect higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment. If the end of June 2019 deadline is implemented by the FCA, complaints made after that time would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases on 1 October or 31 December 2019.

RBS has made provisions totalling £4.9 billion to date for PPI claims, including an additional provision of £601 million in 2016, in response to the anticipated further delay in guidance. Of the £4.9 billion cumulative provision, £3.3 billion in redress and £0.4 billion administrative expenses had been utilised by 31 December 2016.

UK retail banking

In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover PCA and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report sets out remedies to address these concerns. These include remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

Notes on the consolidated accounts

31 Memorandum items continued

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each.  Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

At this stage there remains uncertainty around the financial impact of the remedies once implemented and it is not practicable to estimate the potential impact on RBS, which may be material.

FCA Wholesale Sector Competition Review

In February 2015, the FCA launched a market study into investment and corporate banking. On 18 October 2016 by publication by the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria.

In November 2015, the FCA also announced that a market study would be undertaken into asset management. On 18 November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. The FCA has proposed a number of remedies. The deadline for responses to the interim report was 20 February 2017 and the FCA expects to publish the final report in Q2 2017.

FCA Mortgages Market Study

In December 2016, the FCA launched a market study into the provision of mortgages. The FCA has announced that it intends to publish an interim report in summer 2017 with the final report expected in Quarter 1 2018.

At this very early stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

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

 In the Governance Order, RBS agreed to create the following written plans or programmes:

Key points

●

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS’s US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for RBS’s US operations;
●	a plan to oversee compliance by RBS’s US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●

a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

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

Notes on the consolidated accounts

31 Memorandum items continued

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

Under the US Dollar Processing Order (as part of the OFAC compliance programme) RBS was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities on 30 September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. In addition, pursuant to requirements of the US Dollar Processing Order, RBS has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

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

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement.  Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences.  If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd

The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of RBS incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB. On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB.

Notes on the consolidated accounts

31 Memorandum items continued

FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million.

Coutts & Co Ltd is also cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016. The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review has concluded, as Coutts & Co has contacted affected clients and offered redress in appropriate cases. The majority of these redress payments have now been paid, having been met by RBS’s existing provision.

Regulator requests concerning Mossack Fonseca

In common with other banks, RBS received a letter from the FCA in April 2016 requesting information about any relationship RBS has with the Panama-based law firm Mossack Fonseca or any individuals named in recent media coverage in connection with the same. RBS responded to the FCA setting out details of the limited services provided to Mossack Fonseca and its clients.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)

On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of RBS, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. RBS has made a lifetime provision totalling EUR 211 million for this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Notes on the consolidated accounts

32 Net cash flow from operating activities
	2016	2015	2014
	£m	£m	£m
Operating (loss)/profit before tax - continuing operations	(4,082)	(2,703)	2,643
Profit/(loss) before tax - discontinued operations	—	1,766	(3,207)
(Increases)/decrease in prepayments and accrued income	(42)	410	5
Interest on subordinated liabilities	845	875	886
Decrease in income accruals	(444)	(1,075)	(313)
Impairment losses/(releases)	478	(624)	(1,155)
Loans and advances written-off net of recoveries	(3,586)	(8,789)	(5,073)
Unwind of discount on impairment losses	(113)	(144)	(247)
Profit on sale of property, plant and equipment	(18)	(91)	(137)
Profit on sale of subsidiaries and associates	(22)	(1,135)	(363)
(Profit)/loss on sale of securities	(71)	4	(244)
Charge for defined benefit pension schemes	267	523	466
Pension schemes curtailments or settlements loss/(gain)	1	(65)	—
Cash contribution to defined benefit pension schemes	(4,786)	(1,060)	(1,065)
Other provisions charged net of releases	7,216	4,566	2,711
Other provisions utilised	(2,699)	(2,202)	(3,528)
Depreciation and amortisation	778	1,180	1,109
Loss/(gain) on redemption of own debt	126	263	(20)
Loss on reclassification to disposal groups	—	273	3,994
Write down of goodwill and other intangible assets	159	1,332	533
Elimination of foreign exchange differences	(6,518)	(1,501)	(724)
Other non-cash items	619	599	2,016
Net cash outflow from trading activities	(11,892)	(7,598)	(1,713)
(Increase)/decrease in loans and advances to banks and customers	(12,960)	58,766	11,245
Decrease in securities	16,741	13,149	8,399
Decrease in other assets	1,195	2,808	413
Decrease/(increase) in derivative assets	15,562	91,311	(65,958)
Changes in operating assets	20,538	166,034	(45,901)
Increase/(decrease) in deposits by banks and customers	10,418	(43,597)	(11,508)
Decrease in debt securities in issue	(3,967)	(20,580)	(15,894)
(Decrease)/increase in other liabilities	(422)	4,465	(4,500)
(Decrease)/increase in derivative liabilities	(18,258)	(94,951)	64,424
Increase/(decrease) in settlement balances and short positions	104	(2,782)	(4,881)
Changes in operating liabilities	(12,125)	(157,445)	27,641
Income taxes paid	(171)	(73)	(414)
Net cash (outflow)/inflow from operating activities	(3,650)	918	(20,387)

Notes on the consolidated accounts

33 Analysis of the net investment in business interests and intangible assets
	2016	2015	2014
Acquisitions and disposals	£m	£m	£m
Fair value given for businesses acquired	(87)	(59)	(54)
Net outflow of cash in respect of acquisitions	(87)	(59)	(54)
Net (liabilities)/assets sold	(400)	(2,041)	(1,180)
Non-cash consideration	(5)	—	—
Profit on disposal	22	1,135	363
Net cash and cash equivalents disposed	55	1,959	11
Net (outflow)/inflow of cash in respect of disposals	(328)	1,053	(806)
Dividends received from associates	9	11	10
Cash expenditure on intangible assets	(480)	(614)	(631)
Net (outflow)/inflow	(886)	391	(1,481)

Note:

(1)    Includes cash proceeds of £1,628 million in 2015 relating to the disposal of the controlling interest in Citizens.

34 Interest received and paid
	2016	2015	2014
	£m	£m	£m
Interest received	11,321	11,788	13,453
Interest paid	(2,638)	(3,598)	(4,194)
	8,683	8,190	9,259

35 Analysis of changes in financing during the year
	Share capital, share premium,			Subordinated liabilities
	paid-in equity and merger reserve
	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m
At 1 January	50,577	45,935	45,582	19,847	22,905	24,012
Issue of ordinary shares	300	307	314
Issue of Additional Tier 1 capital notes	2,046	2,012	—
Redemption of paid-in equity	(110)	(150)	—
Issue of subordinated liabilities				—	—	2,159
Redemption of subordinated liabilities				(3,606)	(3,047)	(3,480)
Net cash inflow/(outflow) from financing	2,236	2,169	314	(3,606)	(3,047)	(1,321)
Conversion of B shares	—	4,590	—
Ordinary shares issued in respect of employee share schemes	166	225	234
Reclassification of paid-in equity	—	—	(195)
Redemption of equity preference shares	—	(1)	—
Transfer of merger reserve to retained earnings	—	(2,341)	—
Other adjustments including foreign exchange	—	—	—	3,178	(11)	214
At 31 December	52,979	50,577	45,935	19,419	19,847	22,905

36 Analysis of cash and cash equivalents
	2016	2015	2014
	£m	£m	£m
At 1 January
- cash	94,832	92,060	101,172
- cash equivalents	8,760	15,844	20,005
	103,592	107,904	121,177
Net cash outflow	(5,022)	(4,312)	(13,273)
At 31 December	98,570	103,592	107,904

Comprising:
Cash and balances at central banks	74,250	79,404	74,872
Treasury bills and debt securities	387	1,578	1,899
Loans and advances to banks	23,933	22,610	31,133
Cash and cash equivalents	98,570	103,592	107,904

Note:

(1)    Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £6,661 million (2015 - £11,031 million; 2014 - £11,508 million).

Notes on the consolidated accounts

36 Analysis of cash and cash equivalents continued

Certain members of RBS are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. These balances are set out below.

	2016	2015	2014
Bank of England	£0.5bn	£0.5bn	£0.6bn
US Federal Reserve	—	—	US$1.3bn
De Nederlandsche Bank	€0.4bn	€0.3bn	€0.2bn

37 Segmental analysis

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

Organisational structure

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders.  On 5 December 2016 the Corporate & Institutional Banking (CIB) business was re-branded as NatWest Markets (NWM) in readiness for our future ring-fenced structure; this included the renaming of the reportable operating segment as NatWest Markets. NatWest Markets will continue to offer financing, rates and currencies products to its customers. Reported operating segments are as follows:

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

Commercial & Private Banking (CPB) comprises three reportable segments; Commercial Banking, Private Banking and RBS International (RBSI). Commercial Banking serves commercial and mid-corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals and RBSI serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar and financial institution customers in Luxembourg.

NatWest Markets, formerly Corporate and Institutional Banking (CIB), serves UK and Western European corporate customers, and global financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution was established to execute the sale or wind down of most of the global footprint, from 38 countries to 13, and trade finance and cash management outside the UK and Ireland. Additionally non-strategic markets, portfolio and banking assets identified are being sold or wound down.

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises the RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity. The perimeter of the segment currently reported does not include certain portfolios that were intended to be divested as part of W&G, for example, certain NatWest branches in Scotland.

Central items & other comprises corporate functions, such as RBS Treasury, Finance, Risk Management, Compliance, Legal, Communications and Human Resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances relating to Citizens and the international private banking business are also included in relevant years.

Citizens Financial Group

RBS sold the final tranche of its interest in Citizens Financial Group, Inc. during the second half of 2015.  Consequently, Citizens was classified as a disposal group at 31 December 2014 and presented as a discontinued operation until October 2015. From 3 August 2015 until the final tranche was sold in October 2015, Citizens was an associated undertaking.

Notes on the consolidated accounts

37 Segmental analysis continued

2016	Net				Depreciation	Impairment
	interest	Non-interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,287	1,003	5,290	(3,828)	2	(83)	1,381
Ulster Bank RoI	409	167	576	(669)	—	113	20

Personal & Business Banking	4,696	1,170	5,866	(4,497)	2	30	1,401

Commercial Banking	2,143	1,272	3,415	(2,324)	(143)	(206)	742
Private Banking	449	208	657	(549)	—	3	111
RBS International	303	71	374	(174)	—	(10)	190

Commercial & Private Banking	2,895	1,551	4,446	(3,047)	(143)	(213)	1,043

NatWest Markets	104	1,470	1,574	(1,959)	(1)	—	(386)
Capital Resolution	239	(601)	(362)	(4,242)	(13)	(253)	(4,870)
Williams & Glyn	658	179	837	(450)	—	(42)	345
Central items & other	116	113	229	(1,221)	(623)	—	(1,615)
Total	8,708	3,882	12,590	(15,416)	(778)	(478)	(4,082)

2015
UK Personal & Business Banking	4,152	1,048	5,200	(4,177)	—	7	1,030
Ulster Bank RoI	365	185	550	(429)	—	141	262

Personal & Business Banking	4,517	1,233	5,750	(4,606)	—	148	1,292

Commercial Banking	1,997	1,257	3,254	(1,780)	(141)	(69)	1,264
Private Banking	436	208	644	(1,101)	—	(13)	(470)
RBS International	303	64	367	(160)	—	—	207

Commercial & Private Banking	2,736	1,529	4,265	(3,041)	(141)	(82)	1,001

NatWest Markets	87	1,440	1,527	(2,367)	(2)	5	(837)
Capital Resolution	365	174	539	(4,938)	(13)	725	(3,687)
Williams & Glyn	658	175	833	(387)	—	(15)	431
Central items & other	404	(395)	9	166	(1,024)	(54)	(903)
Total	8,767	4,156	12,923	(15,173)	(1,180)	727	(2,703)

2014
UK Personal & Business Banking	4,221	1,223	5,444	(4,157)	—	(154)	1,133
Ulster Bank RoI	467	137	604	(421)	—	306	489

Personal & Business Banking	4,688	1,360	6,048	(4,578)	—	152	1,622

Commercial Banking	1,976	1,329	3,305	(1,823)	(141)	(85)	1,256
Private Banking	454	235	689	(595)	—	5	99
RBS International	323	68	391	(160)	—	7	238

Commercial & Private Banking	2,753	1,632	4,385	(2,578)	(141)	(73)	1,593

NatWest Markets	(11)	1,942	1,931	(2,650)	—	9	(710)
Capital Resolution	673	1,119	1,792	(2,466)	(31)	1,307	602
Williams & Glyn	664	188	852	(330)	—	(55)	467
Central items & other	491	(349)	142	(327)	(758)	12	(931)
Total	9,258	5,892	15,150	(12,929)	(930)	1,352	2,643

Notes on the consolidated accounts

37 Segmental analysis continued

	2016			2015			2014
Total income		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	5,262	28	5,290	5,137	63	5,200	5,340	104	5,444
Ulster Bank RoI	584	(8)	576	569	(19)	550	559	45	604

Personal & Business Banking	5,846	20	5,866	5,706	44	5,750	5,899	149	6,048

Commercial Banking	3,787	(372)	3,415	3,619	(365)	3,254	3,642	(337)	3,305
Private Banking	554	103	657	534	110	644	542	147	689
RBS International	239	135	374	200	167	367	195	196	391

Commercial & Private Banking	4,580	(134)	4,446	4,353	(88)	4,265	4,379	6	4,385

NatWest Markets	1,722	(148)	1,574	1,530	(3)	1,527	2,046	(115)	1,931
Capital Resolution	(426)	64	(362)	660	(121)	539	1,825	(33)	1,792
Williams & Glyn	853	(16)	837	852	(19)	833	872	(20)	852
Central items & other	15	214	229	(178)	187	9	129	13	142
Total	12,590	—	12,590	12,923	-	12,923	15,150	—	15,150

	2016			2015			2014
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	6,285	52	6,337	6,244	51	6,295	6,403	39	6,442
Ulster Bank RoI	660	1	661	640	15	655	672	50	722

Personal & Business Banking	6,945	53	6,998	6,884	66	6,950	7,075	89	7,164

Commercial Banking	3,638	68	3,706	3,482	42	3,524	3,554	51	3,605
Private Banking	567	172	739	577	191	768	624	240	864
RBS International	313	156	469	275	177	452	287	208	495

Commercial & Private Banking	4,518	396	4,914	4,334	410	4,744	4,465	499	4,964

NatWest Markets	1,852	399	2,251	1,838	1,236	3,074	2,536	1,221	3,757
Capital Resolution	(144)	1,140	996	1,259	1,677	2,936	2,920	3,069	5,989
Williams & Glyn	912	—	912	920	—	920	954	—	954
Central items & other	1,862	(1,988)	(126)	1,655	(3,389)	(1,734)	1,895	(4,878)	(2,983)
Total	15,945	—	15,945	16,890	—	16,890	19,845	—	19,845

Notes on the consolidated accounts

37 Segmental analysis continued

	2016			2015			2014
			Cost to			Cost to			Cost to
			acquire fixed			acquire fixed			acquire fixed
			assets and			assets and			assets and
			intangible			intangible			intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	155,551	148,811	—	143,871	140,659	—	137,827	136,958	—
Ulster Bank RoI	24,111	19,299	—	21,264	15,837	—	22,488	17,962	—

Personal & Business Banking	179,662	168,110	—	165,135	156,496	—	160,315	154,920	—

Commercial Banking	150,453	104,441	288	133,546	94,619	214	127,903	89,754	227
Private Banking	18,578	26,673	—	17,022	23,257	—	17,724	22,558	17
RBS International	23,420	25,280	—	23,130	21,398	—	23,449	20,997	—

Commercial & Private Banking	192,451	156,394	288	173,698	139,274	214	169,076	133,309	244

NatWest Markets	239,963	222,494	—	215,272	193,589	2	276,153	261,477	23
Capital Resolution	132,533	117,977	6	201,476	186,470	27	327,253	272,499	111
Williams & Glyn	25,806	24,229	—	24,088	24,171	—	23,634	22,065	—
Central items & other	28,241	60,048	1,098	35,739	61,261	1,227	94,588	148,040	1,047
	798,656	749,252	1,392	815,408	761,261	1,470	1,051,019	992,310	1,425

Segmental analysis of assets and liabilities included in disposal groups:

	2016		2015		2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
RBS International	—	—	—	—	2	—
NatWest Markets	—	—	—	—	18	14
Capital Resolution	13	15	130	251	569	2
Central items & other	—	—	3,356	2,729	81,422	71,304
	13	15	3,486	2,980	82,011	71,320

Segmental analysis of goodwill is as follows:
	UK Personal
	& Business	Commercial	Private	RBS
	Banking	Banking	Banking	International	Total
	£m	£m	£m	£m	£m
At 1 January 2015	3,351	1,907	706	300	6,264
Transfer to disposal groups	—	—	(220)	—	(220)
Currency translation and other adjustments	—	—	12	—	12
Write down of goodwill - continuing operations	—	—	(498)	—	(498)
At 1 January 2016	3,351	1,907	—	300	5,558
Transfers to disposal groups	—	—	—	—	—
Currency translation and other adjustments	—	—	—	—	—
Write down of goodwill - continuing operations	—	—	—	—	—
At 31 December 2016	3,351	1,907	—	300	5,558

Notes on the consolidated accounts

37 Segmental analysis continued

(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

2016	UK	USA	Europe	RoW	Total
	£m	£m	£m	£m	£m
Total revenue	14,606	264	738	337	15,945

Net interest income	8,243	82	302	81	8,708
Net fees and commissions	2,287	9	175	64	2,535
Income from trading activities	790	159	18	7	974
Other operating income	261	(40)	9	143	373
Total income	11,581	210	504	295	12,590

Operating (loss)/profit before tax	(2,214)	(1,652)	(266)	50	(4,082)
Total assets	715,685	44,447	32,142	6,382	798,656
Of which total assets held for sale	—	13	—	—	13
Total liabilities	675,089	44,513	26,311	3,339	749,252
Of which total liabilities held for sale	—	15	—	—	15
Net assets attributable to equity owners and non-controlling interests	40,596	(66)	5,831	3,043	49,404
Contingent liabilities and commitments	141,963	639	8,038	51	150,691
Cost to acquire property, plant and equipment and intangible assets	1,323	3	54	12	1,392

2015
Total revenue	14,724	315	1,247	604	16,890

Net interest income	7,947	162	407	251	8,767
Net fees and commissions	2,377	139	334	83	2,933
Income from trading activities	942	44	85	(11)	1,060
Other operating income	102	(118)	34	145	163
Total income	11,368	227	860	468	12,923

Operating profit before tax	(87)	(2,723)	261	(154)	(2,703)
Total assets	673,409	77,514	42,133	22,352	815,408
Of which total assets held for sale	—	15	1,251	2,220	3,486
Total liabilities	630,818	75,971	34,942	19,530	761,261
Of which total liabilities held for sale	—	16	418	2,546	2,980
Net assets attributable to equity owners and non-controlling interests	42,591	1,543	7,191	2,822	54,147
Contingent liabilities and commitments	127,781	9,729	14,961	1,281	153,752
Cost to acquire property, plant and equipment and intangible assets	1,331	70	36	33	1,470

2014
Total revenue	15,913	1,261	1,817	854	19,845

Net interest income	7,976	223	637	422	9,258
Net fees and commissions	2,483	285	595	176	3,539
Income from trading activities	530	538	238	(21)	1,285
Other operating income	941	89	(83)	121	1,068
Total income	11,930	1,135	1,387	698	15,150

Operating (loss)/profit before tax	828	375	1,354	86	2,643
Total assets	780,141	182,471	51,227	37,180	1,051,019
Of which total assets held for sale	48	80,985	—	978	82,011
Total liabilities	746,343	166,489	45,417	34,061	992,310
Of which total liabilities held for sale	2	71,282	—	36	71,320
Net assets attributable to equity owners and non-controlling interests	33,798	15,982	5,810	3,119	58,709
Contingent liabilities and commitments	103,576	89,002	41,399	7,209	241,186
Cost to acquire property, plant and equipment and intangible assets	1,025	244	133	23	1,425

Notes on the consolidated accounts

38 Directors' and key management remuneration

	2016	2015
Directors' remuneration	£000	£000
Non-executive directors emoluments	1,466	1,466
Chairman and executive directors emoluments	5,801	5,781
	7,267	7,247
Amounts receivable under long-term incentive plans and share option plans	993	324
	8,260	7,571

No directors accrued benefits under defined benefit schemes or money purchase schemes during 2016 and 2015.

The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the Directors' remuneration report. Details of the remuneration received by each director is also given in the Directors' remuneration report.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2016	2015
	£000	£000
Short-term benefits	20,350	19,395
Post-employment benefits	471	435
Share-based payments	2,606	3,472
	23,427	23,302

Key management comprises members of the Executive Committee.

39 Transactions with directors and key management

(a) At 31 December 2016, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions, as defined in UK legislation, in the Group, were £207,284 in respect of loans to four persons who were directors of the company at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Executive Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2016 £000	2015 £000
Loans and advances to customers	3,276	2,741
Customer accounts	17,045	12,332

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

Notes on the consolidated accounts

40 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each (see Note 24).

The Group enters into transactions with many of these bodies on an arm’s length basis. Transactions include the payment of: taxes principally UK corporation tax (see Note 6) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (see Note 3) and FSCS levies (see Note 30) together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

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

41 Post balance sheet events

There have been no other significant events between 31 December 2016 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

42 Consolidating financial information

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

•          Consolidation adjustments; and

•          RBSG plc consolidated amounts ('RBSG Group').

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase the results for the period of RBSG plc and decrease RBS plc in the information below by £142 million and £1,316 million respectively for the year ended 31 December 2016 (increase by £379 million and decreased by £875 million for the year ended 31 December 2015; decreased by £3,920 million and £1,115 million for the year ended 31 December 2014).

The net assets of RBSG plc and RBS plc in the information below would also be decreased by £6,108 million and £10,119 million respectively at 31 December 2016 (decreased £6,883 million and £9,324 million at 31 December 2015).

Notes on the consolidated accounts

42 Consolidating financial information continued Income statement
				Consolidation	RBS
For the year ended 31 December 2016	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net interest income	267	2,139	6,050	252	8,708
Non-interest income	(4,945)	5,356	(5,099)	8,570	3,882
Total income	(4,678)	7,495	951	8,822	12,590
Operating expenses	(738)	(9,885)	(5,911)	340	(16,194)
Impairment (losses)/releases	—	(546)	(4)	72	(478)
Operating (loss)/profit before tax	(5,416)	(2,936)	(4,964)	9,234	(4,082)
Tax credit/(charge)	7	(515)	(827)	169	(1,166)
(Loss)/profit for the year	(5,409)	(3,451)	(5,791)	9,403	(5,248)

Attributable to:
Non-controlling interests	—	—	5	5	10
Preference shareholders	260	23	—	(23)	260
Paid-in equity holders	235	—	—	9	244
Dividend access share	1,193	—	—	—	1,193
Ordinary shareholders	(7,097)	(3,474)	(5,796)	9,412	(6,955)
	(5,409)	(3,451)	(5,791)	9,403	(5,248)

Statement of comprehensive income
				Consolidation	RBS
For the year ended 31 December 2016	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
(Loss)/profit for the year	(5,409)	(3,451)	(5,791)	9,403	(5,248)
Items that do not qualify for reclassification
Profit/(loss) on remeasurement of retirement benefit
schemes	—	63	(1,112)	—	(1,049)
Tax (charge)/credit	—	(21)	309	—	288
	—	42	(803)	—	(761)
Items that do qualify for reclassification
Available-for-sale financial assets	—	(61)	293	(326)	(94)
Cash flow hedges	189	(40)	1	615	765
Currency translation	—	(90)	709	644	1,263
Tax (charge)/credit	(35)	28	50	(149)	(106)
	154	(163)	1,053	784	1,828
Other comprehensive income/(loss) after tax	154	(121)	250	784	1,067
Total comprehensive (loss)/income for the year	(5,255)	(3,572)	(5,541)	10,187	(4,181)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	87	34	121
Preference shareholders	260	23	—	(23)	260
Paid-in equity holders	235	—	—	9	244
Dividend access share	1,193	—	—	—	1,193
Ordinary shareholders	(6,943)	(3,595)	(5,628)	10,167	(5,999)
	(5,255)	(3,572)	(5,541)	10,187	(4,181)

Notes on the consolidated accounts

42 Consolidating financial information continued Income statement
				Consolidation	RBS
For the year ended 31 December 2015	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
	£m	£m	£m	£m	£m
Net interest income	401	2,327	6,988	(949)	8,767
Non-interest income	(2,239)	4,629	(448)	2,214	4,156
Total income	(1,838)	6,956	6,540	1,265	12,923
Operating expenses	38	(8,667)	(8,625)	901	(16,353)
Impairment (losses)/releases	(5)	260	314	158	727
Operating (loss)/profit before tax	(1,805)	(1,451)	(1,771)	2,324	(2,703)
Tax (charge)/credit	(177)	420	(552)	286	(23)
(Loss)/profit from continuing operations	(1,982)	(1,031)	(2,323)	2,610	(2,726)
Profit from discontinued operations, net of tax	—	—	16	1,525	1,541
(Loss)/profit for the year	(1,982)	(1,031)	(2,307)	4,135	(1,185)

Attributable to:
Non-controlling interests	—	—	2	407	409
Preference shareholders	297	44	—	(44)	297
Paid-in equity holders	79	—	—	9	88
Ordinary shareholders	(2,358)	(1,075)	(2,309)	3,763	(1,979)
	(1,982)	(1,031)	(2,307)	4,135	(1,185)

Statement of comprehensive income
				Consolidation	RBS
For the year ended 31 December 2015	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
	£m	£m	£m	£m	£m
(Loss)/profit for the year	(1,982)	(1,031)	(2,307)	4,135	(1,185)
Items that do not qualify for reclassification
Profit/(loss) on remeasurement of retirement benefit
schemes	—	84	(157)	—	(73)
Tax (charge)/credit	—	(20)	326	—	306
	—	64	169	—	233
Items that do qualify for reclassification
Available-for-sale financial assets	—	77	(96)	63	44
Cash flow hedges	40	(546)	93	(287)	(700)
Currency translation	—	54	(206)	(1,029)	(1,181)
Tax (charge)/credit	(8)	45	(21)	92	108
	32	(370)	(230)	(1,161)	(1,729)
Other comprehensive income/(loss) after tax	32	(306)	(61)	(1,161)	(1,496)
Total comprehensive (loss)/income for the year	(1,950)	(1,337)	(2,368)	2,974	(2,681)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	(77)	447	370
Preference shareholders	297	44	—	(44)	297
Paid-in equity holders	79	—	—	9	88
Ordinary shareholders	(2,326)	(1,381)	(2,291)	2,562	(3,436)
	(1,950)	(1,337)	(2,368)	2,974	(2,681)

For notes to this table please see page 489.

Notes on the consolidated accounts

42 Consolidating financial information continued Income statement
				Consolidation	RBS
For the year ended 31 December 2014	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
	£m	£m	£m	£m	£m
Net interest income	257	2,995	7,770	(1,764)	9,258
Non-interest income	980	4,880	1,693	(1,661)	5,892
Total income	1,237	7,875	9,463	(3,425)	15,150
Operating expenses	(151)	(8,880)	(7,261)	2,433	(13,859)
Impairment releases	15	46	1,051	240	1,352
Operating profit/(loss) before tax	1,101	(959)	3,253	(752)	2,643
Tax credit/(charge)	27	(1,099)	(1,299)	462	(1,909)
Profit/(loss) from continuing operations	1,128	(2,058)	1,954	(290)	734
Profit/(loss) from discontinued operations, net of tax	—	—	42	(3,487)	(3,445)
Profit/(loss) for the year	1,128	(2,058)	1,996	(3,777)	(2,711)

Attributable to:
Non-controlling interests	—	—	4	56	60
Preference shareholders	330	61	—	(61)	330
Paid-in equity holders	28	—	—	21	49
Dividend access share	320	—	—	—	320
Ordinary shareholders	450	(2,119)	1,992	(3,793)	(3,470)
	1,128	(2,058)	1,996	(3,777)	(2,711)

Statement of comprehensive income
				Consolidation	RBS
For the year ended 31 December 2014	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
	£m	£m	£m	£m	£m
Profit/(loss) for the year	1,128	(2,058)	1,996	(3,777)	(2,711)
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	—	(107)	(1,750)	—	(1,857)
Tax	—	16	298	—	314
	—	(91)	(1,452)	—	(1,543)
Items that do qualify for reclassification
Available-for-sale financial assets	—	(62)	775	94	807
Cash flow hedges	—	506	277	630	1,413
Currency translation	—	111	316	(120)	307
Tax	—	(89)	(156)	(210)	(455)
	—	466	1,212	394	2,072
Other comprehensive income/(loss) after tax	—	375	(240)	394	529
Total comprehensive income/(loss) for the year	1,128	(1,683)	1,756	(3,383)	(2,182)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	—	—	(40)	286	246
Preference shareholders	330	61	—	(61)	330
Paid-in equity holders	28	—	—	21	49
Dividend access share	320	—	—	—	320
Ordinary shareholders	450	(1,744)	1,796	(3,629)	(3,127)
	1,128	(1,683)	1,756	(3,383)	(2,182)

For notes to this table see page 489.

Notes on the consolidated accounts

42 Consolidating financial information continued Balance sheet
				Consolidation	RBS
At 31 December 2016	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	70,615	3,635	—	74,250
Loans and advances to banks	28,867	39,018	129,665	(167,412)	30,138
Loans and advances to customers	97	160,191	218,966	(27,304)	351,950
Debt securities	398	67,669	16,041	(11,586)	72,522
Equity shares	—	298	1,342	(937)	703
Investments in Group undertakings	44,608	35,169	2,122	(81,899)	—
Settlement balances	—	4,707	1,647	(828)	5,526
Derivatives	373	251,476	6,312	(11,180)	246,981
Intangible assets	—	521	566	5,393	6,480
Property, plant and equipment	—	1,523	3,071	(4)	4,590
Deferred tax	—	272	1,660	(129)	1,803
Prepayments, accrued income and other assets	70	1,563	2,414	(347)	3,700
Assets of disposals groups	—	591	13	(591)	13
Total assets	74,413	633,613	387,454	(296,824)	798,656

Liabilities
Deposits by banks	944	139,288	50,930	(152,606)	38,556
Customer accounts	—	142,218	278,228	(39,478)	380,968
Debt securities in issue	6,832	18,881	3,934	(2,402)	27,245
Settlement balances	—	2,774	1,699	(828)	3,645
Short positions	—	17,590	4,591	(104)	22,077
Derivatives	260	240,898	6,497	(11,180)	236,475
Provisions for liabilities and charges	875	4,884	7,077	—	12,836
Accruals and other liabilities	73	3,269	3,785	(136)	6,991
Retirement benefit liabilities	—	65	293	5	363
Deferred tax	44	—	701	(83)	662
Subordinated liabilities	10,668	17,870	2,789	(11,908)	19,419
Liabilities of disposal groups	—	—	15	—	15
Total liabilities	19,696	587,737	360,539	(218,720)	749,252

Non-controlling interests	—	—	483	312	795
Owners' equity	54,717	45,876	26,432	(78,416)	48,609
Total equity	54,717	45,876	26,915	(78,104)	49,404
Total liabilities and equity	74,413	633,613	387,454	(296,824)	798,656

Notes on the consolidated accounts

42 Consolidating financial information continued Balance sheet
				Consolidation	RBS
At 31 December 2015	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	76,904	2,595	(95)	79,404
Loans and advances to banks	22,148	45,350	149,771	(186,623)	30,646
Loans and advances to customers	268	161,652	200,351	(28,379)	333,892
Debt securities	1,119	76,602	16,153	(11,777)	82,097
Equity shares	—	931	1,058	(628)	1,361
Investments in Group undertakings	52,129	34,482	5,832	(92,443)	—
Settlement balances	—	3,053	2,173	(1,110)	4,116
Derivatives	217	265,601	4,955	(8,259)	262,514
Intangible assets	—	544	626	5,367	6,537
Property, plant and equipment	—	1,612	2,865	5	4,482
Deferred tax	—	902	1,824	(95)	2,631
Prepayments, accrued income and other assets	3	1,549	2,861	(171)	4,242
Assets of disposals groups	—	—	3,326	160	3,486
Total assets	75,884	669,182	394,390	(324,048)	815,408

Liabilities
Deposits by banks	907	147,220	70,038	(179,869)	38,296
Customer accounts	—	138,774	256,042	(24,518)	370,298
Debt securities in issue	5,049	23,361	6,441	(3,701)	31,150
Settlement balances	—	2,363	2,137	(1,110)	3,390
Short positions	—	17,593	3,216	—	20,809
Derivatives	65	257,372	5,523	(8,255)	254,705
Provisions for liabilities and charges	—	1,847	5,519	—	7,366
Accruals and other liabilities	175	3,829	3,628	117	7,749
Retirement benefit liabilities	—	112	3,656	21	3,789
Deferred tax	8	—	841	33	882
Subordinated liabilities	9,366	25,534	4,600	(19,653)	19,847
Liabilities of disposal groups	—	—	2,742	238	2,980
Total liabilities	15,570	618,005	364,383	(236,697)	761,261

Non-controlling interests	—	—	401	315	716
Owners' equity	60,314	51,177	29,606	(87,666)	53,431
Total equity	60,314	51,177	30,007	(87,351)	54,147
Total liabilities and equity	75,884	669,182	394,390	(324,048)	815,408

Notes on the consolidated accounts

42 Consolidating financial information continued Balance sheet
				Consolidation	RBS
At 31 December 2014	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	70,952	4,542	(622)	74,872
Loans and advances to banks	24,490	54,901	160,668	(196,324)	43,735
Loans and advances to customers	299	217,777	260,750	(100,588)	378,238
Debt securities	911	87,594	39,221	(41,077)	86,649
Equity shares	—	4,880	1,954	(1,199)	5,635
Investments in Group undertakings	54,858	39,857	9,428	(104,143)	—
Settlement balances	—	3,381	2,017	(731)	4,667
Derivatives	179	359,825	9,841	(16,255)	353,590
Intangible assets	—	917	5,523	1,341	7,781
Property, plant and equipment	—	1,976	4,669	(478)	6,167
Deferred tax	—	733	1,776	(598)	1,911
Prepayments, accrued income and other assets	193	2,203	5,670	(2,303)	5,763
Assets of disposals groups	—	—	1,044	80,967	82,011
Total assets	80,930	844,996	507,103	(382,010)	1,051,019

Liabilities
Deposits by banks	1,202	174,455	79,707	(194,699)	60,665
Customer accounts	—	173,516	316,688	(98,565)	391,639
Debt securities in issue	7,510	36,743	24,358	(18,331)	50,280
Settlement balances	—	3,098	2,136	(731)	4,503
Short positions	—	16,590	6,893	(454)	23,029
Derivatives	30	354,747	11,025	(15,997)	349,805
Provisions for liabilities and charges	—	1,570	3,204	—	4,774
Accruals, income and other liabilities	165	4,052	5,027	(672)	8,572
Retirement benefit liabilities	—	192	4,301	(175)	4,318
Deferred tax	—	—	1,244	(744)	500
Subordinated liabilities	10,708	27,480	5,876	(21,159)	22,905
Liabilities of disposal groups	—	—	52	71,268	71,320
Total liabilities	19,615	792,443	460,511	(280,259)	992,310

Non-controlling interests	—	—	451	2,495	2,946
Owners' equity	61,315	52,553	46,141	(104,246)	55,763
Total equity	61,315	52,553	46,592	(101,751)	58,709
Total liabilities and equity	80,930	844,996	507,103	(382,010)	1,051,019

Notes:
(1) The financial statements of CFG are incorporated on a line-by-line basis up to 3 August 2015 and was fully disposed of on 30 October 2015.
(2) Includes adjustments to present CFG as a disposal group to the disposal date.

Notes on the consolidated accounts

42 Consolidating financial information continued Cash flow statement
				Consolidation	RBS
For the year ended 31 December 2016	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	(3,026)	3,098	(6,228)	2,506	(3,650)
Net cash flows from investing activities	2,538	(4,495)	(1,962)	(440)	(4,359)
Net cash flows from financing activities	(1,445)	(13,459)	(2,042)	11,839	(5,107)
Effects of exchange rate changes on cash and cash equivalents	122	7,316	4,260	(3,604)	8,094
Net(decrease)/increase in cash and cash equivalents	(1,811)	(7,540)	(5,972)	10,301	(5,022)
Cash and cash equivalents at 1 January 2016	3,006	106,613	95,403	(101,430)	103,592
Cash and cash equivalents at 31 December 2016	1,195	99,073	89,431	(91,129)	98,570

				Consolidation	RBS
For the year ended 31 December 2015	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	3,593	5,488	5,832	(13,995)	918
Net cash flows from investing activities	(183)	2,456	(7,941)	802	(4,866)
Net cash flows from financing activities	(1,518)	(3,276)	3,163	691	(940)
Effects of exchange rate changes on cash and cash equivalents	9	575	333	(341)	576
Net increase/(decrease) in cash and cash equivalents	1,901	5,243	1,387	(12,843)	(4,312)
Cash and cash equivalents at 1 January 2015	1,105	101,370	94,016	(88,587)	107,904
Cash and cash equivalents at 31 December 2015	3,006	106,613	95,403	(101,430)	103,592

				Consolidation	RBS
For the year ended 31 December 2014	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	(3,159)	(27,651)	(17,376)	27,799	(20,387)
Net cash flows from investing activities	1,782	8,437	(5,110)	1,500	6,609
Net cash flows from financing activities	1,140	(4,585)	2,654	387	(404)
Effects of exchange rate changes on cash and cash equivalents	(3)	541	344	27	909
Net(decrease)/increase in cash and cash equivalents	(240)	(23,258)	(19,488)	29,713	(13,273)
Cash and cash equivalents at 1 January 2014	1,345	124,628	113,504	(118,300)	121,177
Cash and cash equivalents at 31 December 2014	1,105	101,370	94,016	(88,587)	107,904

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

Additional information

Additional information

Financial summary

RBS's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years is presented below.

Summary consolidated income statement	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Net interest income	8,708	8,767	9,258	9,017	9,356
Non-interest income (1,2,3)	3,882	4,156	5,892	7,720	5,359
Total income	12,590	12,923	15,150	16,737	14,715
Operating expenses (4)	(16,194)	(16,353)	(13,859)	(17,466)	(15,757)
(Loss)/profit before impairment (losses)/releases	(3,604)	(3,430)	1,291	(729)	(1,042)
Impairment (losses)/releases	(478)	727	1,352	(8,120)	(5,010)
Operating (loss)/profit before tax	(4,082)	(2,703)	2,643	(8,849)	(6,052)
Tax charge	(1,166)	(23)	(1,909)	(186)	(156)
(Loss)/profit from continuing operations	(5,248)	(2,726)	734	(9,035)	(6,208)
Profit/(loss) from discontinued operations, net of tax (5)	—	1,541	(3,445)	558	318
Loss for the year	(5,248)	(1,185)	(2,711)	(8,477)	(5,890)

Attributable to:
Non-controlling interests	10	409	60	120	(136)
Preference shareholders	260	297	330	349	273
Paid-in equity holders	244	88	49	49	28
Dividend access share	1,193	—	320	—	—
Ordinary shareholders	(6,955)	(1,979)	(3,470)	(8,995)	(6,055)
	(5,248)	(1,185)	(2,711)	(8,477)	(5,890)

Notes:

(1)    Includes profit on strategic disposals of £164 million (2015 - £157 million loss; 2014 - £191 million profit; 2013 - £161 million profit; 2012 - £111 million profit).

(2)    Includes loss on redemption of own debt of £126 million (2015 - £263 million loss; 2014 - £20 million gain; 2013 - £175 million gain; 2012 - £454 million gain).

(3)    Includes own credit adjustments of £180 million gain (2015 - £309 million gain; 2014 - £146 million loss; 2013 - £120 million loss; 2012 - £4,649 million loss).

(4)    Includes write down of goodwill of nil in 2016 (2015 - £498 million; 2014 - £130 million; 2013 - £1,059 million; 2012 - £18 million).

(5)    Includes a gain of £1,117 million relating to the sell-down of Citizens in 2015 (2014 - £3,994 million loss).

Summary consolidated balance sheet	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Loans and advances	382,088	364,538	421,973	494,793	564,086
Debt securities and equity shares	73,225	83,458	92,284	122,410	172,670
Derivatives and settlement balances	252,507	266,630	358,257	293,630	447,644
Other assets	90,836	100,782	178,505	116,989	127,873
Total assets	798,656	815,408	1,051,019	1,027,822	1,312,273

Owners' equity	48,609	53,431	55,763	58,658	68,639
Non-controlling interests	795	716	2,946	473	1,770
Subordinated liabilities	19,419	19,847	22,905	24,012	26,773
Deposits	419,524	408,594	452,304	534,859	622,684
Derivatives, settlement balances and short positions	262,197	278,904	377,337	318,861	467,802
Other liabilities	48,112	53,916	139,764	90,959	124,605
Total liabilities and equity	798,656	815,408	1,051,019	1,027,822	1,312,273

Additional information

Other financial data	2016	2015	2014	2013	2012
Basic and diluted (loss)/earnings per ordinary share from
continuing operations - pence (1)	(59.5)	(27.7)	0.5	(85.0)	(58.9)
Share price per ordinary share at year end - £	2.25	3.02	3.94	3.38	3.25
Market capitalisation at year end - £bn	26.6	35.1	45.2	38.2	36.3
Net asset value per ordinary share - £	4.18	4.66	5.12	5.23	6.30
Return on average total assets (2)	(0.8%)	(0.2%)	(0.3%)	(0.7%)	(0.4%)
Return on average total equity (3)	(10.2%)	(2.9%)	(4.6%)	(12.8%)	(7.8%)
Return on average ordinary shareholders' equity (4)	(15.3%)	(4.0%)	(6.5%)	(14.7%)	(8.9%)
Average total equity as a percentage of average total assets	6.2%	6.0%	5.8%	5.5%	5.2%
Risk asset ratio - Tier 1 (5)	17.7%	19.1%	13.2%	13.1%	12.4%
Risk asset ratio - Total (5)	22.9%	24.7%	17.1%	16.5%	14.5%
Ratio of earnings to combined fixed charges and preference share dividends (6,7)
- including interest on deposits	(0.45)	0.17	1.52	(0.51)	0.13
- excluding interest on deposits	(2.13)	(1.17)	2.61	(5.12)	(3.73)
Ratio of earnings to fixed charges only (6,7)
- including interest on deposits	(0.53)	0.19	1.67	(0.55)	0.13
- excluding interest on deposits	(3.25)	(1.60)	3.58	(6.95)	(4.80)

Notes:

(1)    None of the convertible securities had a dilutive effect in the years 2012 to 2016.

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

(5)    2016, 2015 and 2014 are calculated on a PRA transitional basis; 2013 and 2012 are calculated on a Basel 2.5 basis.

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

(7)   The earnings for the years ended 31 December 2016, 2015, 2013 and 2012 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2016, 2015, 2013 and 2012 was £4,586 million, £3,088 million, £9,247 million and £6,353 million respectively. The coverage deficiency for fixed charges for the years ended 31 December 2016, 2015, 2013 and 2012 was £4,082 million, £2,703 million, £8,849 million and £6,052 million respectively.

Additional information

The geographic analysis, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have generally been compiled on the basis of location of office - UK and overseas - unless indicated otherwise. ‘UK’ in this context includes transactions conducted through the offices in the UK which service international banking transactions.

Analysis of loans and advances to customers

The following table analyses gross loans and advances to customers by remaining maturity, geographical area (location of office) and type of customer.

		After 1 year
	Within	but within	After	2016
	1 year	5 years	5 years	Total	2015	2014	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	3,893	95	2,016	6,004	6,166	7,665	6,951	8,087
Finance	24,253	5,752	2,021	32,026	29,748	31,762	28,937	33,955
Residential mortgages	10,685	29,295	97,447	137,427	123,653	113,521	110,515	109,530
Personal lending	6,544	4,271	3,383	14,198	14,348	15,923	17,098	19,692
Property	7,977	16,381	9,523	33,881	34,100	37,547	44,252	53,730
Construction	2,226	1,419	416	4,061	3,906	4,098	4,691	6,507
Manufacturing	4,492	3,911	698	9,101	8,071	9,332	8,739	10,058
Service industries and business activities	21,373	22,186	9,459	53,018	51,257	50,621	52,253	56,435
Agriculture, forestry and fishing	1,222	1,197	1,026	3,445	3,471	3,211	2,887	2,699
Finance leases and instalment credit	4,930	5,045	1,992	11,967	11,134	10,933	10,524	10,532
Accrued interest	252	12	8	272	346	258	136	263
Total UK	87,847	89,564	127,989	305,400	286,200	284,871	286,983	311,488

Overseas
US	821	—	350	1,171	2,331	9,308	60,440	63,496
Rest of the World	2,793	6,251	11,863	20,907	24,921	57,532	68,555	76,240
Total overseas	3,614	6,251	12,213	22,078	27,252	66,840	128,995	139,736

Reverse repos
UK	21,399	8	—	21,407	18,000	29,228	19,777	42,989
US	7,476	—	—	7,476	9,532	8,216	18,603	22,811
Rest of the World	44	—	—	44	26	6,543	11,517	4,247
Total reverse repos	28,919	8	—	28,927	27,558	43,987	49,897	70,047

Loans and advances to customers - gross	120,380	95,823	140,202	356,405	341,010	395,698	465,875	521,271
Loan impairment provisions				(4,455)	(7,118)	(17,460)	(25,153)	(21,136)
Loans and advances to customers - net				351,950	333,892	378,238	440,722	500,135

Fixed rate	13,370	26,677	78,269	118,316	118,300	114,664	117,452	123,941
Variable rate	78,091	69,138	61,933	209,162	195,152	237,047	298,526	327,283
Reverse repos	28,919	8	—	28,927	27,558	43,987	49,897	70,047
Loans and advances to customers - gross	120,380	95,823	140,202	356,405	341,010	395,698	465,875	521,271

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

Additional information

Average balance sheet and related interest
		Statutory 2016			Statutory 2015
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	27,986	159	0.57	38,626	253	0.65
	- Overseas	31,555	11	0.03	39,211	87	0.22
Loans and advances to customers	- UK	267,142	10,098	3.78	247,678	10,205	4.12
	- Overseas	26,583	608	2.29	48,511	1,063	2.19
Debt securities	- UK	40,933	243	0.59	33,198	234	0.70
	- Overseas	5,300	63	1.19	6,007	83	1.38
Interest-earning assets	- UK	336,061	10,500	3.12	319,502	10,692	3.35
	- Overseas	63,438	682	1.08	93,729	1,233	1.32
Total interest-earning assets	- banking business (1,2,3,4)	399,499	11,182	2.80	413,231	11,925	2.89
	- trading business (3)	132,027			139,642
Interest-earning assets		531,526			552,873
Non-interest-earning assets		338,753			417,515
Total assets		870,279			970,388

Percentage of assets applicable to overseas operations		12.0%			26.4%

Liabilities
Deposits by banks	- UK	2,772	13	0.47	3,601	25	0.69
	- Overseas	1,348	8	0.59	2,462	20	0.81
Customer accounts: demand deposits	- UK	146,340	390	0.27	131,617	537	0.41
	- Overseas	13,101	43	0.33	18,178	82	0.45
Customer accounts: savings deposits	- UK	62,097	425	0.68	70,803	435	0.61
	- Overseas	1,477	7	0.47	1,436	11	0.77
Customer accounts: other time deposits	- UK	8,302	149	1.79	12,060	221	1.83
	- Overseas	3,301	41	1.24	5,143	94	1.83
Debt securities in issue	- UK	17,329	551	3.18	26,122	747	2.86
	- Overseas	1,560	6	0.38	1,581	12	0.76
Subordinated liabilities	- UK	16,908	733	4.34	16,226	676	4.17
	- Overseas	1,598	112	7.01	3,047	193	6.33
Internal funding of trading business	- UK	(15,302)	(4)	0.03	(13,909)	104	(0.75)
	- Overseas	(1,706)	-	-	(669)	1	(0.15)
Interest-bearing liabilities	- UK	238,446	2,257	0.95	246,520	2,745	1.11
	- Overseas	20,679	217	1.05	31,178	413	1.32
Total interest-bearing liabilities	- banking business (1)	259,125	2,474	0.95	277,698	3,158	1.14
	- trading business (3)	142,796			147,117
Interest-bearing liabilities		401,921			424,815
Demand deposits	- UK	78,480			69,873
	- Overseas	10,278			10,619
Other liabilities		325,586			407,011
Owners' equity		54,014			58,070
Total liabilities and owners' equity		870,279			970,388

Percentage of liabilities applicable to overseas operations		14.4%			25.5%

For the notes to this table refer to following page

.

Additional information

		Statutory 2014
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	34,592	216	0.62
	- Overseas	33,481	151	0.45
Loans and advances to customers	- UK	252,656	10,784	4.27
	- Overseas	72,188	1,555	2.15
Debt securities	- UK	28,626	264	0.92
	- Overseas	11,203	109	0.97
Interest-earning assets	- UK	315,874	11,264	3.57
	- Overseas	116,872	1,815	1.55
Total interest-earning assets	- banking business (1,2,3,4)	432,746	13,079	3.02
	- trading business (3)	166,643
Interest-earning assets		599,389
Non-interest-earning assets		442,092
Total assets		1,041,481

Percentage of assets applicable to overseas operations		33.1%

Liabilities
Deposits by banks	- UK	5,860	49	0.84
	- Overseas	4,244	26	0.61
Customer accounts: demand deposits	- UK	118,628	470	0.40
	- Overseas	23,075	128	0.55
Customer accounts: savings deposits	- UK	85,649	710	0.83
	- Overseas	1,596	21	1.32
Customer accounts: other time deposits	- UK	17,008	278	1.63
	- Overseas	9,440	162	1.72
Debt securities in issue	- UK	33,967	985	2.90
	- Overseas	2,156	25	1.16
Subordinated liabilities	- UK	18,819	684	3.63
	- Overseas	3,834	192	5.01
Internal funding of trading business	- UK	(15,426)	89	(0.58)
	- Overseas	(4,635)	2	(0.04)
Interest-bearing liabilities	- UK	264,505	3,265	1.23
	- Overseas	39,710	556	1.40
Total interest-bearing liabilities	- banking business (1)	304,215	3,821	1.26
	- trading business (3)	177,156
Interest-bearing liabilities		481,371
Non-interest-bearing liabilities:
Demand deposits	- UK	58,060
	- Overseas	11,153
Other liabilities		430,124
Owners' equity		60,773
Total liabilities and owners' equity		1,041,481

Percentage of liabilities applicable to overseas operations		32.8%

.

Notes:

(1)    Interest receivable and interest payable have both been decreased by £76 million in respect of negative interest relating to financial assets that attracted negative interest.

(2)    Interest receivable includes £290 million (2015 - £400 million; 2014 - £453 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(3)    Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(4)    Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

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

	2016 over 2015 - statutory			2015 over 2014 - statutory
	(Decrease)/increase due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	(65)	(29)	(94)	26	11	37
Overseas	(14)	(62)	(76)	23	(87)	(64)
Loans and advances to customers
UK	769	(876)	(107)	(208)	(371)	(579)
Overseas	(501)	46	(455)	(520)	28	(492)
Debt securities
UK	49	(40)	9	38	(68)	(30)
Overseas	(9)	(11)	(20)	(62)	36	(26)
Total interest receivable of the banking business
UK	753	(945)	(192)	(144)	(428)	(572)
Overseas	(524)	(27)	(551)	(559)	(23)	(582)
	229	(972)	(743)	(703)	(451)	(1,154)

Interest-bearing liabilities
Deposits by banks
UK	5	7	12	16	8	24
Overseas	7	5	12	13	(7)	6
Customer accounts: demand deposits
UK	(55)	202	147	(55)	(12)	(67)
Overseas	20	19	39	25	21	46
Customer accounts: savings deposits
UK	56	(46)	10	109	166	275
Overseas	—	4	4	2	8	10
Customer accounts: other time deposits
UK	67	5	72	88	(31)	57
Overseas	28	25	53	78	(10)	68
Debt securities in issue
UK	273	(77)	196	225	13	238
Overseas	—	6	6	6	7	13
Subordinated liabilities
UK	(29)	(28)	(57)	102	(94)	8
Overseas	100	(19)	81	44	(45)	(1)
Internal funding of trading business
UK	(10)	118	108	9	(24)	(15)
Overseas	(1)	2	1	3	(2)	1
Total interest payable of the banking business
UK	307	181	488	494	26	520
Overseas	154	42	196	171	(28)	143
	461	223	684	665	(2)	663

Movement in net interest income
UK	1,060	(764)	296	350	(402)	(52)
Overseas	(370)	15	(355)	(388)	(51)	(439)
	690	(749)	(59)	(38)	(453)	(491)

Additional information

Loan impairment provisions

For details of the factors considered in determining the amount of provisions, refer to the accounting policy on page 390 and ‘Critical accounting policies and key sources of estimation uncertainty’ on page 395. The following table shows the movements in loan impairment provisions.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	4,037	8,185	11,005	9,754	8,222
Overseas	3,082	9,315	14,211	11,496	11,661
	7,119	17,500	25,216	21,250	19,883
Transfer (to)/from disposal groups
UK	—	—	—	—	764
Overseas	—	(20)	(553)	(9)	—
	—	(20)	(553)	(9)	764
Currency translation and other adjustments
UK	94	(27)	929	323	635
Overseas	406	(548)	(1,596)	(202)	(945)
	500	(575)	(667)	121	(310)
Disposals
Overseas	(2)	—	(6)	(77)	(5)

Amounts written-off
UK	(1,670)	(4,142)	(3,570)	(2,547)	(2,127)
Overseas	(2,025)	(4,822)	(1,708)	(1,799)	(2,139)
	(3,695)	(8,964)	(5,278)	(4,346)	(4,266)
Recoveries of amounts previously written-off
UK	80	130	77	78	164
Overseas	29	45	128	178	177
	109	175	205	256	341
(Releases)/losses to income statement - continuing operations (1)
UK	684	(11)	(110)	3,593	2,351
Overseas	(147)	(842)	(1,254)	4,512	2,703
	537	(853)	(1,364)	8,105	5,054
Losses to income statement - discontinued operations
Overseas	—	—	194	307	265

Unwind of discount (recognised in interest income)
UK	(75)	(98)	(146)	(196)	(255)
Overseas	(38)	(46)	(101)	(195)	(221)
	(113)	(144)	(247)	(391)	(476)
Provisions at the end of the year
UK	3,150	4,037	8,185	11,005	9,754
Overseas	1,305	3,082	9,315	14,211	11,496
	4,455	7,119	17,500	25,216	21,250
Provisions at the end of the year comprise
Customers	4,455	7,118	17,460	25,153	21,136
Banks	—	1	40	63	114
	4,455	7,119	17,500	25,216	21,250
Gross loans and advances to customers (2)
UK	305,400	286,200	284,871	286,983	311,488
Overseas	22,078	27,252	66,840	128,995	139,736
	327,478	313,452	351,711	415,978	451,224

For the notes to this table refer to the following page

Additional information

	2016	2015	2014	2013	2012
Closing customer provisions as a % of gross loans and advances to customers (2)
UK	1.0%	1.4%	2.9%	3.8%	3.1%
Overseas	5.9%	11.3%	13.9%	11.0%	8.2%
Total	1.4%	2.3%	5.0%	6.0%	4.7%

Customer (releases)/losses to income statement as a % of gross loans and advances to customers (2)
UK	0.2%	—	—	1.3%	0.8%
Overseas	(0.7%)	(3.1%)	(1.9%)	3.5%	1.9%
Total	0.2%	(0.3%)	(0.4%)	2.0%	1.1%

Average loans and advances to customers - gross	373,644	387,956	472,545	509,937	541,588

As a % of average loans and advances to customers during the year
Total customer provisions (released)/charged to income statement	0.1%	(0.2%)	(0.3%)	1.6%	0.9%
Amounts written-off (net of recoveries) - customers	1.0%	2.3%	1.1%	0.8%	0.7%

Notes:

(1)    Includes nil release relating to loans and advances to banks (2015 - £4 million release; 2014 - £10 million release; 2013 - £15 million release; 2012 - £23 million loss.)

(2)    Excludes reverse repos.

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2016		2015		2014		2013		2012
	Closing	Total	Closing	Total	Closing	Total	Closing	Total	Closing	Total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	1	1.8	1	2.0	1	2.2	2	1.7	—	1.8
Manufacturing	69	2.8	78	2.6	142	2.7	140	2.1	134	2.2
Construction	172	1.2	234	1.2	365	1.2	515	1.1	483	1.4
Finance	12	9.8	17	9.5	65	9.0	73	7.0	104	7.5
Service industries and
business activities	1,131	16.2	993	16.4	1,510	14.4	2,192	12.6	1,480	12.5
Agriculture, forestry and
fishing	17	1.1	24	1.1	33	0.9	45	0.7	34	0.6
Property	365	10.3	1,048	10.9	3,671	10.7	5,190	10.6	3,944	11.9
Residential mortgages	143	42.0	158	39.4	191	32.3	319	26.6	457	24.3
Personal lending	853	4.3	1,086	4.6	1,453	4.5	1,718	4.1	2,152	4.4
Finance leases and
instalment credit	69	3.7	69	3.6	82	3.1	136	2.5	184	2.3
Accrued interest	—	0.1	—	0.1	—	—	—	—	—	0.1
Total UK	2,832	93.3	3,708	91.4	7,513	81.0	10,330	69.0	8,972	69.0
Overseas	1,223	6.7	2,826	8.6	8,931	19.0	12,820	31.0	10,204	31.0
Impaired book provisions	4,055	100	6,534	100	16,444	100	23,150	100	19,176	100
Latent book provisions	400		584		1,016		2,003		1,960
Total provisions	4,455		7,118		17,460		25,153		21,136

Additional information

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of UK customer.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
UK
Manufacturing	26	61	48	41	61
Construction	279	269	175	159	158
Finance	5	94	28	47	30
Service industries and business activities	580	646	719	422	542
Agriculture, forestry and fishing	6	11	3	6	11
Property	397	2,504	1,917	950	490
Residential mortgages	3	36	76	180	32
Personal lending	362	501	546	681	610
Finance leases and instalment credit	12	20	58	61	193
Total UK	1,670	4,142	3,570	2,547	2,127
Overseas	2,025	4,822	1,708	1,799	2,139
Total write-offs (1)	3,695	8,964	5,278	4,346	4,266

Note:

(1)    Includes nil written-off in respect of loans and advances to banks (2015 - £33 million; 2014 - £8 million; 2013 - £40 million).

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of UK customer.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
UK
Manufacturing	1	—	2	1	1
Construction	4	2	9	1	10
Finance	1	3	—	—	1
Service industries and business activities	28	32	11	21	16
Property	17	40	29	5	33
Residential mortgages	—	—	—	—	6
Personal lending	28	42	26	48	93
Finance leases and instalment credit	1	11	—	2	4
Total UK	80	130	77	78	164
Overseas	29	45	128	178	177
Total recoveries	109	175	205	256	341

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

Accruing loans past due 90 days or more comprises loans past due 90 days where no impairment loss is expected.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Impaired loans (1)
UK	5,557	6,095	11,562	17,480	18,412
Overseas	3,308	4,755	13,681	19,691	20,074
Total	8,865	10,850	25,243	37,171	38,486
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	1,122	1,262	1,536	1,962	2,007
Overseas	323	25	105	259	634
Total	1,445	1,287	1,641	2,221	2,641
Total REIL	10,310	12,137	26,884	39,392	41,127

Closing provisions for impairment as a % of total REIL	43%	59%	65%	64%	52%
REIL as a % of gross lending to customers excluding reverse repos	3.1%	3.9%	7.6%	9.5%	9.1%

Notes:

(1)    The write-off of impaired loans affects closing provisions for impairment as a % of total REIL (the coverage ratio). The coverage ratio reduces if the loan written-off carries a higher than average provision and increases if the loan written-off carries a lower than average provision.

(2)    Impaired loans at 31 December 2016 include £2,496 million (2015 - £2,300 million; 2014 - £7,052 million) of loans subject to forbearance granted during the year.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	243	311	404	571	665
Overseas	122	125	165	601	805
	365	436	569	1,172	1,470

Interest on impaired loans included in net interest income
UK	75	98	146	196	255
Overseas	38	46	101	195	221
	113	144	247	391	476

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Potential problem loans	1,196	1,277	1,206	789	807

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

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Loans granted forbearance	2,257	3,760	6,091	7,901	11,196

Notes:

(1)    Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million.

(2)    For 2016, wholesale loans subject to forbearance were £1,807 million (2015 - £2,258 million; 2014 - £3,040 million) and secured retail loans subject to forbearance were £450 million (2015 - £1,502 million; 2014 - £3,051 million). Unsecured retail loans subject to forbearance amounting to £37 million (2015 - £96 million; 2014 - £244 million) are not included.

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

2016					Short	Net of short
	Government	Banks	Other	Total	positions	positions
	£m	£m	£m	£m	£m	£m
United States	7,677	6,012	8,138	21,827	5,099	16,728
Japan	8,291	5,441	375	14,107	1	14,106
Germany	8,868	4,836	2,138	15,842	4,207	11,635
France	4,275	7,045	2,003	13,323	2,392	10,931
Netherlands	2,809	563	6,699	10,071	1,061	9,010

2015
United States	10,971	3,528	9,150	23,649	3,380	20,269
Japan	7,172	2,444	211	9,827	—	9,827
Germany	9,574	4,211	1,565	15,350	3,272	12,078
France	6,221	10,794	2,626	19,641	1,778	17,863
Netherlands	3,820	1,021	7,148	11,989	796	11,193

2014
United States	393	2,576	18,403	21,372	7,029	14,343
Japan	3,093	3,626	2,125	8,844	66	8,778
Germany	15,923	5,111	2,442	23,476	2,166	21,310
France	7,405	11,660	4,240	23,305	2,226	21,079
Netherlands	5,050	1,308	6,925	13,283	1,392	11,891

Additional information

Analysis of deposits - product analysis
The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2016	2015	2014
	£m	£m	£m
UK
Deposits
- interest-free	108,433	97,772	98,582
- interest-bearing	255,588	242,120	243,315
Total UK	364,021	339,892	341,897
Overseas
Deposits
- interest-free	6,286	7,452	13,992
- interest-bearing	16,882	23,872	34,205
Total overseas	23,168	31,324	48,197
Total deposits	387,189	371,216	390,094

Overseas
US	310	271	1,915
Rest of the World	22,858	31,053	46,282
Total overseas	23,168	31,324	48,197

Repos
UK	15,351	21,800	42,708
US	16,984	15,578	14,626
Rest of the World	—	—	4,876
Total repos	32,335	37,378	62,210

Certificates of deposit and other time deposits
The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

				Over
2016	0-3 months	3-6 months	6-12 months	12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	691	1,944	180	3	2,818
Other time deposits	6,573	1,417	1,526	1,405	10,921

Overseas based companies and branches
Other time deposits	892	695	956	2,019	4,562
	8,156	4,056	2,662	3,427	18,301

Additional information

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At the year end		During the year
		Weighted			Weighted
		average	Maximum	Average	average
	Balance	interest rate	balance	balance	interest rate
2016	£bn	%	£bn	£bn	%
Repos	32	0.3	62	46	0.3
Financial institutions (1)	63	0.2	71	55	0.3
Commercial paper	—	—	—	—	—
Certificates of deposits	3	0.2	3	1	0.8
Total	98	0.2	136	102	0.3

2015
Repos	37	0.6	105	70	0.3
Financial institutions (1)	53	0.3	71	54	0.4
Commercial paper	—	—	1	—	0.4
Certificates of deposits	1	0.9	2	1	0.9
Total	91	0.5	179	125	0.3

2014
Repos	62	0.4	129	91	0.3
Financial institutions (1)	56	0.3	72	59	0.4
Commercial paper	1	0.4	2	1	0.5
Certificates of deposits	1	0.9	2	2	0.8
Total	120	0.3	205	153	0.3

Note:

(1) Excludes derivative cash collateral of £32 billion at 31 December 2016 (2015 - £30 billion; 2014 - £39 billion); and 2016 average of £34 billion (2015 - £36 billion; 2014 - £30 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.

2016	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	64	182	425	361	684	1,091
Contractual obligations to purchase goods or services	64	168	266	93	7	—
	128	350	691	454	691	1,091

2015
Operating leases	60	172	421	338	692	1,314
Contractual obligations to purchase goods or services	81	221	570	570	—	—
	141	393	991	908	692	1,314

2014
Operating leases	62	175	424	360	695	1,415
Contractual obligations to purchase goods or services	104	285	703	734	1	—
	166	460	1,127	1,094	696	1,415

Undrawn formal facilities, credit lines and other commitments to lend were £134,324 million (2015 - £132,198 million; 2014 - £212,777 million). While RBS has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBS does not expect all facilities to be drawn, and some may lapse before drawdown.

Additional information

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	February	January	December	November	October	September
	2017	2017	2016	2016	2016	2016
Noon Buying Rate
High	1.2643	1.2620	1.2708	1.2546	1.2840	1.3429
Low	1.2427	1.2118	1.2222	1.2218	1.2155	1.2959

		2016	2015	2014	2013	2012
Noon Buying Rate
Period end rate		1.2337	1.4746	1.5578	1.6574	1.6262
Average rate for the year (1)		1.3444	1.5250	1.6461	1.5673	1.5924

Consolidation rate (2)
Period end rate		1.2323	1.4830	1.5615	1.6542	1.6164
Average rate for the year		1.3552	1.5284	1.6475	1.5646	1.5850

Notes:

(1)    The average of the Noon Buying Rates on the last US business day of each month during the year.

(2)    The rates used for translating US dollars into sterling in the preparation of the financial statements.

(3)    On 17 March 2017, the Noon Buying Rate was £1.00 = US$1.2372

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the Acquisitions) and agreed the terms of HM Treasury's contingent subscription (the Contingent Subscription) for an additional £8 billion in aggregate in the form of further B shares (the Contingent B shares), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

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

Additional information

DAS Retirement Agreement

The Dividend Access Share (DAS) was created in 2009 (see B Share Acquisition and Contingent Capital Agreement above).  On 9 April 2014, the company entered into the DAS Retirement Agreement (DRA) with HMT which was approved by the company’s shareholders on 25 June 2014. Pursuant to the terms of the DRA the company paid HMT an initial DAS dividend of £320 million. A further £1.18 billion was payable to HMT (together with the initial dividend, the DAS Retirement Dividend Amount), in the form of one or more further DAS dividends, at the discretion of the directors of the company. The unpaid portion of the DAS Retirement Dividend Amount was subject to an increase of 5 percent. per annum, calculated on a daily accruals basis from 1 January 2016, and an increase of 10 per cent. per annum, calculated on a daily accruals basis from 1 January 2021, on any part of the balance that had not been paid before 1 January 2021.  On 22 March 2016, the company paid HMT a dividend of £1.193 billion representing the final amount payable to HMT and effecting the immediate retirement of the DAS. Upon its retirement, the DAS was re-designated as a single B share which was subsequently cancelled.

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

The State Aid Commitment Deeds also provide for RBS's undertakings in respect of State Aid to be modified in certain limited circumstances. However, HM Treasury has undertaken that it will not, without the consent of RBS, agree modifications to RBS's undertakings with respect to State Aid which are significantly more onerous to RBS than those granted in order to obtain the State Aid approval. Further details are provided in the Risk Factors.

Additional information

Material contracts continued

State Aid Costs Reimbursement Deed

Under the State Aid Costs Reimbursement Deed, RBS has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval.

Sale of RBS England & Wales and NatWest Scotland branch based business (Williams & Glyn)

Pursuant to the terms of the State Aid Commitment Deed, RBS is required to dispose of its RBS England & Wales and NatWest Scotland branch based business by the end of 2017. The agreement entered into with a consortium of investors on 27 September 2013 in relation to a pre-IPO investment was terminated on 21 October 2016 when the £600 million exchangeable bond which was issued by RBS on 21 October 2013 was redeemed by RBS.  Further details are provided in the Risk Factors.

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

Additional information

Fees payable by the depository to the issuer

Fees incurred in past annual Period

From 1 January 2016 to 31 December 2016, the company received from the depository $300,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

The Group’s operations remain diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. The Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the Group’s view, the most significant legal and regulatory actions to which the Group is currently exposed. However, the Group is also subject to a number of additional claims, proceedings and investigations, the adverse resolution of which may also have a material adverse impact on the Group and which include ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including structured products and government securities), product mis-selling, customer mistreatment, anti-money laundering, sanctions, and various other compliance issues. See “Litigation, investigations and reviews” on pages 459 to 471 and “Recent Developments” on page 3 for details for these matters. The Group continues to cooperate with governmental and regulatory authorities in relation to ongoing informal and formal inquiries or investigations regarding these and other matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. It is expected that the Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term.

Additional information

Risk factors continued

In the US, ongoing matters include various civil claims relating to legacy RMBS activities, the most material of which are those of the Federal Housing Finance Agency (FHFA), and investigations by the civil and criminal divisions of the U.S. Department of Justice (DOJ) and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general). A further provision of £3.1 billion ($3.8 billion) was recorded by the Group in Q4 2016 in relation to RBS’s various RMBS investigations and litigation matters, taking the total of such provisions to £6.8 billion ($8.3 billion) at 31 December 2016.

The duration and outcome of the DOJ’s civil and criminal investigations and other related RMBS matters remain uncertain, including in respect of whether settlements for all or any such matters may be reached. Further substantial provisions and costs may be recognised. Any finding of criminal liability by US authorities (including as a result of guilty pleas) could also have material collateral consequences for the Group’s operations. These may include consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of the Group, particularly but not solely in the US, which may take a significant period of the time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact the Group’s business, in particular the NatWest Markets business in the US, including if it results in the Group being precluded from carrying out certain activities.

The Group is also facing litigation in the UK in connection with its 2008 shareholder rights issue. In December 2016, the Group concluded full and final settlements with four of the five shareholder groups representing 78% of the claims by value. As announced in December, the Group has determined a settlement figure of up to £800 million for the resolution of these matters (including the settlement referred to above), which amount is covered by existing provisions. This figure assumes that agreement is also reached with the remaining claimant group, is split proportionally and is subject to validation of claims. Following the settlements described above, a number of claims remain outstanding with the final shareholder group and the Group may not manage to reach a settlement agreement with the remaining claimants, and as a result remains exposed to continuing litigation. Trial is scheduled to commence in May 2017.

Additional information

Risk factors continued

In addition, the Group is undertaking various remediation programmes in response to past conduct issues. As announced on 8 November 2016, the Group is also taking steps, including automatic refunds of certain complex fees and a new complaints process, overseen by an independent third party for small and medium entity (SME) customers in the UK and the Republic of Ireland that were in its Global Restructuring Group (GRG) between 2008 and 2013. This new complaints review process and the automatic refund of complex fees was developed with the involvement of the Financial Conduct Authority (FCA). The FCA’s review into these activities is continuing and fines or additional redress commitments may be accepted by or imposed upon the Group, notwithstanding the steps the Group has already taken. The Group booked a provision of £400 million in Q4 2016, based on its estimates of the costs associated with the new complaints review process and the automatic refund of complex fees for SME customers in GRG.

In 2016, the Group booked additional provisions of £601 million with respect to payment protection insurance (PPI), resulting in total provisions made for such matters of £4.9 billion, of which £3.7 billion had been utilised by 31 December 2016. On 2 March 2017, the FCA published Policy Statement 17/3 containing its final rules and guidance on PPI complaint handling. Although the proposals in the Policy Statement are largely as previously anticipated and RBS does not currently consider that an additional provision will be required, any changes in the assumptions underlying such provisions may result in additional provisions being incurred.

Settlements, resolutions and outcomes in relation to ongoing legal or regulatory actions may result in material financial fines or penalties, non-monetary penalties, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the Group. The costs of resolving these legal and regulatory actions could individually or in aggregate prove to be substantial and monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the Group. New provisions or increases in existing provisions relating to existing or future legal or regulatory actions may be substantial and may have a material adverse effect on the Group’s financial condition and results of operations as well as its reputation. The outcome of on-going claims against the Group may give rise to additional legal claims being asserted against the Group. Adverse outcomes or resolution of current or future legal or regulatory actions could result in restrictions or limitations on the Group’s operations, adversely impact the implementation of Group’s current transformation programme as well as its capital position and its ability to meet regulatory capital adequacy requirements. The remediation programmes or commitments which the Group has agreed to in connection with past settlements or investigations, could require significant financial costs and personnel investment for the Group and may result in changes in its operations or product offerings, and failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

Additional information

Risk factors continued

The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union (EU Referendum) which could adversely impact the Group’s business, results of operations, financial condition and prospects.

In a referendum held on 23 June 2016, a majority voted for the UK to leave the European Union (EU). There is now prevailing uncertainty relating to the timing of the UK’s exit from the EU, as well as the negotiation and form of the UK’s relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond. Once the exit process is triggered by the UK government, Article 50 of the Treaty on the EU stipulates that a maximum two year period of negotiation will begin to determine the new terms of the UK’s exit from the EU ad set the framework for the UK’s new relationship with the EU, after which period its EU membership and all associated treaties will cease to apply, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst EU member states and the European Commission to extend the negotiation period. The direct and indirect effects of the UK’s decision to leave the EU are expected to affect many aspects of the Group’s business, including as described elsewhere in these risk factors, and may be material. During the period in which the UK is negotiating its exit from the EU, the Group may face an increasingly uncertain operating environment.

The longer term effects of the EU Referendum on the Group’s operating environment are difficult to predict, and subject to wider global macro-economic trends and events, but are likely to significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland (ROI), Europe and potentially the global economy. These longer-term effects may endure until the bilateral and multilateral trading and economic relationships between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled.

Additional information

Risk factors continued

There is related uncertainty as to the respective legal and regulatory arrangements under which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. In addition, the Group and its counterparties may no longer be able to rely on the EU passporting framework for financial services and could be required to apply for authorisation in multiple jurisdictions in the EU, the costs, timing and viability of which is uncertain. This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the Group’s operations or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and as a result adversely impact the Group’s profitability, business model and product offering. See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.”

The outcome of the EU Referendum has created constitutional and political uncertainty as to how the Scottish parliamentary process may impact the negotiations relating to the UK’s exit from the EU. As RBSG and RBS plc, its principal operating subsidiary, are both headquartered and incorporated in Scotland, any changes to Scotland’s relationship with the UK or the EU may further impact the environment in which the Group and its subsidiaries operate, including as it may require changes to be made to the Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes and as a result could adversely impact the Group.

Additional information

Risk factors continued

Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.

The exit from the European Union by the UK following the EU Referendum may result in one or more structural and reorganisation changes being implemented within the Group, in addition to those currently planned for. Current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU which may apply to the Group once the UK has formally exited the EU. One of the proposals would impose a requirement for any third country banks with two or more institutions within the EU to establish a single intermediate parent undertaking in the European Union. These are currently draft proposals which, if adopted, are not expected to come into force until after the implementation deadline for the UK ring fencing regime (1 January 2019). The Group is currently assessing how these proposals, if adopted, may impact the Group and its current restructuring plans to implement the UK ring-fencing regime. If implemented, the impact of these proposals could be material given the expectation that both the ring-fenced banking entities organised as a sub-group (the “RFB”) and the non-ring fenced group would continue to carry out operations in the EU. If adopted, these proposals would require further additional restructuring of the Group’s operations and legal structure, in addition to the changes already planned to be implemented for the purposes of compliance with the UK ring-fencing regime and any other changes required to be implemented as a result of other regulatory, political or strategic developments and could result in material additional capital requirements and have adverse tax implications. Planning and implementation of any additional restructuring of the Group’s activities may also divert management and personnel resources from the effective conduct of the Group’s operations, result in further material restructuring costs, jeopardise the delivery and implementation of a number of other significant change projects resulting from mandatory regulatory developments or as part of its transformation programme, impact the Group’s product offering or business model or adversely impact the Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on the Group’s results of operations, financial condition and prospects.

Additional information

Risk factors continued

The Group is in the process of seeking to satisfy its commitments arising as a result of the receipt of State Aid in December 2008. The process to amend the Group’s State Aid obligations in respect of Williams & Glyn may not ultimately amend such obligations or the revised obligations may be more onerous than those currently being discussed. The diversion of Group resources required to meeting the Group’s obligations in respect of Williams & Glyn, associated costs or delays in meeting, or a failure to meet, the deadline for compliance, could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

State Aid approval was received from the European Commission in connection with the financial assistance provided to the Group by the UK Government in 2008. In connection with the receipt of such financial assistance, and as a condition for State Aid approval, the Group entered into a state aid commitment deed with HM Treasury (as amended from time to time, the State Aid Commitment Deed) which set out conditions upon which such State Aid approval was granted including the requirement for the Group to divest its RBS branches in England and Wales, NatWest branches in Scotland, Direct SME banking and certain mid-corporate customers (Williams & Glyn) by the end of 2017. In light of its obligations under the State Aid Commitment Deed, the Group actively sought to fully divest Williams & Glyn and engaged in discussions with a number of interested parties concerning a transaction related to substantially all of the Williams & Glyn business. However, as none of these proposals could deliver full divestment by 31 December 2017, the Group announced on 28 April 2016 that there was a significant risk that the previously planned separation and divestment of Williams & Glyn would not be achieved by the 31 December 2017 deadline. On 5 August 2016, the Group announced that the Board had determined that it would not be prudent to continue with the plan for separating and divesting Williams & Glyn and announced that various alternative divestment structures were being actively explored.

Additional information

Risk factors continued

The Group subsequently announced on 17 February 2017 that the Commissioner responsible for EU competition policy planned to propose to the European Commission to open proceedings to develop an alternative plan for the Group to meet its remaining State Aid obligations in regards to Williams & Glyn. If adopted, it is intended that this alternative plan would replace the existing requirement to achieve separation and divestment of Williams & Glyn by 31 December 2017 and the current conditions set out in the State Aid Commitment Deed would be amended accordingly.

Under the current form of the alternative plan, the Group will deliver a package of measures to promote competition in the market for banking services to small and medium enterprises (SMEs) in the UK. This package will include: (i) an SME banking capability fund, administered by an independent body, which eligible challenger banks could access to increase their SME business banking capabilities; (ii) funding for eligible challenger banks to help them incentivise UK SME customers to switch their accounts from RBS to eligible challenger banks by paying in the form of “dowries”; (iii) the Group granting business customers of eligible challenger banks access to its branch network for cash and cheque handling, to support the incentivised switching programme; and (iv) the funding of an independent financial services innovation fund to invest in and help support the growth of existing businesses providing or developing innovative financial services or products for UK SMEs. In connection with this package of alternative measures, the Group has taken a £750 million provision in 2016. However, actual costs associated with the implementation of such measures may be materially higher as a result of unforeseen complexities and factors outside of the Group’s control.

Discussions will continue between the Group, HM Treasury and the European Commission to further develop the design of this package of alternative measures and the duration of them. The timing of the approval for this or any package of alternative measures is uncertain and there is no guarantee that the European Commission will ultimately agree to this or any package of alternative measures in replacement of the original terms of the State Aid Commitment Deed in relation to Williams & Glyn. In addition, the final scope and content of the package of alternative measures will be subject to further market testing by HM Treasury and a consultation exercise by the European Commission, either of which may result in amendments to the scope of and costs associated with this package as a result of which the final terms of a package of alternative measures may be more onerous than the scope of the plan set out above.

Additional information

Risk factors continued

Implementation of the package, or if required as a result of the above process a more onerous package, and any associated business restructuring could divert resources from the Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. The incentivised transfer of SME customers to third parties places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage if these are not forthcoming.

Execution of the alternative measures package plan entails significant costs, including the funding commitments and financial incentives envisaged to be provided under the plan. In addition, the final terms of the agreement entered into among the Group, HM Treasury and the European Commission may include sanctions or additional financial incentives designed to ensure that the Group delivers its commitments. The Group will also need to assess the timing and manner in which to reintegrate the remaining Williams & Glyn business into the Group which is expected to result in additional restructuring charges and may adversely impact the Group’s existing restructuring plans, including in respect of the implementation of the UK ring-fencing regime.

As a direct consequence of the incentivised switching component of the package of alternative measures described above, the Group will lose existing customers and deposits and associated revenues and margins. Furthermore, the SME banking capability fund and financial services innovation fund envisaged by the alternative plan is intended to benefit challenger banks and negatively impact the Group’s competitive position. To support this incentivised switching initiative, the Group will also have to agree to grant business customers of eligible challenger banks access to its branch network for cash and cheque handling, which may result in reputational and financial exposure for the Group and impact customer service quality for RBS’s own customers with consequent competitive, financial and reputational implications.

Additional information

Risk factors continued

If the Group fails to come to an agreement with HM Treasury and the European Commission in respect of the proposed package of alternative measures, and a determination is made that the Group remains required to divest Williams & Glyn, there is no guarantee that the Group will be able to identify or recommence discussions with interested buyers for Williams & Glyn at that time or that it will be able to agree a divestment on commercially beneficial terms, and there is no certainty that any such discussions would lead to a viable transaction. In addition, the Group would be required to conduct further restructuring in order to divest the Williams & Glyn business, at the same time that it is implementing significant restructuring changes in connection with the implementation of the UK ring-fencing regime and other restructuring changes which may be required as a result of the UK terminating its membership of the European Union, which entails material execution risks and costs, as well as diverting Group and management resources. In addition, if no alternative to the Group’s current State Aid Commitment Deed obligations becomes effective, the Group would be unable to meet the principal obligation in the State Aid Commitment Deed to divest Williams & Glyn by 31 December 2017, which could entail material sanctions (including the appointment of a divestiture trustee, with the mandate to complete the divestment at no minimum price).

A failure to comply with the terms of the revised State Aid Commitment Deed, once agreed, could result in the imposition of additional measures or limitations on the Group’s operations, additional supervision by the Group’s regulators, and loss of investor confidence, any of which could have a material adverse impact on the Group. Delays in execution may also impact the Group’s ability to carry out its transformation programme, including the implementation of cost saving initiatives and implement mandatory regulatory requirements, including the UK ring-fencing regime. Such risks will increase in line with any additional delays.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the Group’s business. These changes could have a material adverse effect on the Group.

The requirement to “ring-fence” retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”) and adopted through secondary legislation (the UK ring-fencing regime). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See “The Group and its subsidiaries are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.”

Additional information

Risk factors continued

On 30 September 2016, the Group announced plans for its future ring-fencing compliant structure. By the end of 2018, the Group intends to place the majority of its UK and Western European banking business in ring-fenced banking entities organised as a sub-group under an intermediate holding company named NatWest Holdings Limited which will be a direct subsidiary of RBSG and will ultimately assume ownership of National Westminster Bank Plc, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank). As a result, National Westminster Bank Plc will no longer be a subsidiary of RBS plc. The NatWest Markets franchise (formerly known as the Corporate and Institutional Banking business) and the RBS International business will be outside the ring-fence in other banking subsidiaries of RBSG.

As part of this restructuring, in mid-2018, the majority of existing personal, private, business and commercial customers of RBS plc will be transferred to the RFB, specifically to National Westminster Bank Plc and Adam & Company PLC which (on the same day) will be renamed The Royal Bank of Scotland plc. At the same time, RBS plc (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NatWest Markets franchise which was initiated in December 2016, and will continue to operate the NatWest Markets franchise as a direct subsidiary of RBSG.

As a result of the changes described above, the establishment of the RFB sub-group will have a material impact on how the Group conducts its business and requires a significant legal and organisational restructuring of the Group and the transfer of large numbers of assets, liabilities and customers between legal entities and the realignment of employees which started in early 2017. The Group is still considering whether a number of its current activities will be conducted within or outside of the RFB.

The Group’s final ring-fenced legal structure and the actions taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals as well as employee representative information and consultation procedures. In particular, transfers of assets and liabilities through a ring-fencing transfer scheme are now subject to review by an Independent Skilled Person designated by the PRA in advance of commencing the formal court process in late 2017 prior to such transfers and migrations taking place in 2018, which may result in amendments being required to be made to the Group’s current plan and in delays in the implementation of the UK ring-fencing regime, additional costs and/or changes to the Group’s business.

Additional information

Risk factors continued

The implementation of these changes involves a number of risks related to both the revised Group structure and also the process of transition to that new structure. Those risks include the following:

•         The Group is unable to predict how some customers may react to the required changes, including for some customers a requirement to deal with both the RFB and other Group entities outside the RFB to obtain the full range of products and services or to take any affirmative steps in connection with the reorganisation.

•         As part of the establishment of the RFB, the RFB will need to operate independently from the rest of the Group and material changes to the existing corporate governance structure will need to be put in place by the Group to ensure the RFB’s independence. This new structure may result in divergences between the various governance bodies within the Group and create operational challenges. In addition, the Group may experience difficulties in attracting qualified candidates to occupy these new positions and the new governance structure may result in an increase in overhead and compliance costs.

•         In order to comply with the requirements of the UK ring-fencing regime, the Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers which may involve associated execution risk and may result in increased costs. Arrangements between RFB and other Group entities will also need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis.

•         The implementation of the UK ring-fencing regime will significantly impact the management of the Group’s treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of the different entities on a standalone basis and may heighten the cost of capital and funding for the Group and its subsidiaries. The ability of bank entities outside the RFB to meet funding and capital prudential requirements will be dependent on obtaining an adequate credit rating. Reliance on intragroup exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between the RFB and other Group entities and may result in risk-weighted assets inflation. Intragroup distributions (including payments of dividends) between RFB and other Group entities (with the exception of distributions to the Group parent company) will also be prohibited.

Additional information

Risk factors continued

•         From 2026 it will not be possible for the RFB and other Group entities that are not RFB entities or wholly owned subsidiaries of the RFB to participate in the same defined benefit pension plan. As a result, it will be necessary to restructure the Group’s defined benefit pension plans (including The Royal Bank of Scotland Group Pension Fund, the Group’s main defined benefit pension scheme (the “Main Scheme”)), such that either the RFB or other Group entities that are not wholly owned subsidiaries of the RFB leave the current scheme. The costs of separation may be material and may trigger certain legal and regulatory obligations including possibly increased contributions. Such restructuring may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation.

•         The restructuring and planned transfers may also result in accounting consequences for the Group. Although a number of transfers will be made at book value between fully owned Group entities and will therefore not have an accounting impact, certain transfers will be made at fair value which may result in a profit or loss being recognised by Group entities. In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

•         In addition, the proposed transfers may have tax costs, or may impact the tax attributes of the RFB or other Group entities and the ability to transfer tax losses between RFB and other Group entities.

The steps required to implement the UK ring-fencing regime within the Group to comply with the relevant rules and regulations are extraordinarily complex and require an extended period of time to plan, execute and implement and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group’s other ongoing restructuring efforts. External or internal factors including new and developing legal requirements relating to the regulatory framework for the banking industry and the evolving regulatory and economic landscape resulting from the UK’s planned exit from the EU, as well as further political developments or changes to the Group’s current strategy or means of compliance with its EU State Aid Commitment, may require the Group to further restructure its operations (including its operations in Western Europe) and may in turn require further changes to be made to the Group’s ring-fencing plans (including the planned structure of the Group post implementation).

Additional information

Risk factors continued

See “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group”. There is no certainty that the Group will be able to complete the legal restructuring and migration of customers by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the Group’s operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the Group’s profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

The Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and the Group may not be a viable, competitive, customer-focused and profitable bank as a result.

Since early 2015, the Group has been implementing a major restructuring and transformation programme, articulated around a strategy focused on the growth of its strategic operations in Personal & Business Banking (PBB) and Commercial & Private Banking (CPB) and the further restructuring of the NatWest Markets franchise, to focus mainly on UK and Western European corporate and financial institutions. As part of this programme, the Group also continues to run-down certain of its operations, businesses and portfolios in order to reduce risk-weighted assets as well as the scope and complexity of its activities, including through the run-down of the higher risk and capital intensive assets in Capital Resolution. Throughout 2016, the Group stepped up the run-down of the higher risk and capital intensive assets in Capital Resolution, reducing risk-weighted assets by £14.5 billion.

Part of the focus of this transformation programme is to downsize and simplify the Group, reduce underlying costs, strengthen its overall capital position, improve customer experience and employee engagement, update its operational and technological capabilities, strengthen governance and control frameworks and better position the Group for the implementation of the UK ring-fencing regime by 1 January 2019. Together, these initiatives are referred to as the Group’s “transformation programme”.

Additional information

Risk factors continued

As part of its transformation programme, a number of financial, capital, operational and diversity targets, expectations and trends have been set by management for the Group, both for the short term and throughout the restructuring period. These include (but are not limited to) expectations relating to the Group’s return to profitability and the timing thereof, one-off costs incurred in connection with material litigation and conduct matters and the timing thereof, expected growth rates in income, customer loans and advances and volumes and underlying drivers and trends, cost:income ratio targets, expectations with respect to reductions in operating costs, including remediation costs, expectations relating to restructuring costs and charges as well as impairment charges, disposal losses relating to Capital Resolution, CET1 ratio targets and expectations regarding funding plans and requirements, expectations with respect to reductions in risk-weighted assets and the timing thereof, expectations with respect to employees engagement and diversity targets.

The successful implementation of the Group’s transformation programme and the Group’s ability to meet associated targets and expectations, are subject to various internal and external factors and risks, including those described in this risk factor, the other risk factors included in this section and the disclosure included in the rest of this document. These include, but are not limited to, market, regulatory, economic and political uncertainties, developments relating to litigation and regulatory matters, operational risks, risks relating to the Group’s business model and strategy and delays or difficulties in implementing its transformation programme, including the restructuring of its NatWest Markets franchise, the implementation of the UK ring-fencing regime and compliance with the Group’s State Aid obligations. A number of factors may impact the Group’s ability to maintain its CET1 ratio target at or over 13% throughout the restructuring period, including conduct related costs, pension or legacy charges, accounting impairments or limited organic capital generation through profits. In addition, the run-down of risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment. Further regulatory changes may also result in risk-weighted assets inflation in the medium term. For a further discussion of the risks associated with meeting the Group’s capital targets, see" The Group’s business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its capital targets.”. The Group’s ability to meet its cost:income ratio target and the planned reductions in its annual underlying costs (excluding restructuring and conduct-related charges) may also be impacted, and the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the Group’s long-term product offering or competitive position.

Additional information

Risk factors continued

Due to the changed nature of the Group’s business model, the Group’s expectations with respect to its return to profitability and the timing thereof may not be achieved in the timescale envisaged or at any time. An adverse macroeconomic environment, including sustained low interest rates, political and regulatory uncertainty, increased market competition and/or heightened litigation costs may also pose significant headwinds to the profitability of the Group. In addition there can be no certainty that the new business model defined for the NatWest Markets franchise will result in a sustainable or profitable business.

More generally, the targets, expectations and trends which accompany the Group’s transformation programme are based on management plans, projections and models and are subject to a number of key assumptions and judgments any of which may prove to be inaccurate. Among others, the targets, expectations and trends set as part of the Group’s transformation programme assume that the Group will be successful in implementing its business model and strategy, in executing its transformation programme and reducing the complexity of its business and infrastructure at the same time that it will be implementing significant structural changes to comply with the regulatory environment and that it will implement and maintain a robust control environment and effective culture, including with respect to risk management.

The Group may not be able to successfully implement any part of its transformation programme or reach any of its related targets or expectations in the time frames contemplated or at all. The Group’s transformation programme comprises a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of the Group’s transformation programme is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the Group’s control.

Implementing the Group’s current transformation programme, including the restructuring of its NatWest Markets franchise, requires further material changes to be implemented within the Group over the medium term concurrent with the implementation of significant structural changes to comply with the UK ring-fencing regime and resulting from the Group’s seeking to comply with its State Aid obligations. This restructuring period will be disruptive, will increase operational and people risks for the Group and will continue to divert management resources from the conduct of the Group’s operations and development of its business.

Additional information

Risk factors continued

The scale of changes being concurrently implemented has and will continue to require the implementation and application of robust governance and controls frameworks and there is no guarantee that the Group will be successful in doing so.

Due to changes in the micro and macro-economic and political and regulatory environment in which it operates, in particular as a result of the consequences of the EU Referendum, the Group may also be required to reconsider certain aspects of its current restructuring programme, or the timeframe for its implementation. In particular, there may be a need to further restructure the Group’s Western European operations, including for example, as a result of potential changes in the prudential regulatory framework for banks and investment banks within the EU or if the Group is no longer able to rely on the passporting framework for financial services applicable in the EU. Any such additional restructuring will be likely to increase operational and people risks for the Group.

As a result, there can be no certainty that the implementation of the Group’s transformation programme will prove to be a successful strategy, that the Group will meet its targets and expectations during the restructuring period or that the restructured Group will be a viable, competitive, customer-focused or profitable bank.

Operational risks are inherent in the Group’s businesses and these risks are heightened as the Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime and compliance with its State Aid obligations against the backdrop of legal and regulatory changes.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The Group has complex and diverse operations and operational risk and losses can result from a number of internal or external factors, including:

•         internal and external fraud and theft from the Group;

•         compromise of the confidentiality, integrity, or availability of the Group’s data, systems and services;

•         failure to identify or maintain the Group’s key data within the limits of the Group’s agreed risk appetite;

•         failure of the Group’s technology services due to loss of data, systems or data centre failure or failure by third parties to restore services;

•         failure to appropriately or accurately manage the Group’s operations, transactions or security;

•         incorrect specification of models used by the Group, implementing or using such models incorrectly;

•         failure to effectively design, execute or deliver the Group’s transformation programme;

•         failure to attract retain or engage staff;

•         insufficient resources to deliver change and business-as-usual activity;

•         decreasing employee engagement or failure by the Group to embed new ways of working and values; or

•         incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Additional information

Risk factors continued

Operational risks are and will continue to be heightened as a result of the number of initiatives being concurrently implemented by the Group, including the implementation of its transformation programme, including its cost-reduction programme, the implementation of the UK ring-fencing regime compliance with its State Aid obligations. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is generally highly correlated and dependent on the successful implementation of interdependent initiatives.

These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.

The Group is subject to cybersecurity attacks which have regularly targeted financial institutions and corporates as well as governments and other institutions and have materially increased in frequency, sophistication and severity in recent years. The Group relies on the effectiveness of its internal policies and associated procedures, IT infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on its computer systems, networks and mobile devices, and on the computer systems, networks and mobile devices of third parties on whom the Group relies.

Additional information

Risk factors continued

The Group takes measures to protect itself from attacks designed to prevent the delivery of critical business processes to its customers. Despite these preventative measures, the Group’s computer systems, software, networks and mobile devices, and those of third parties on whom the Group relies, are vulnerable to cyberattacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact. Financial institutions, such as the Group, with complex legacy infrastructure may be even more susceptible to attack due to the increased number of potential entry points and weaknesses.

Failure to protect the Group’s operations from cyberattacks or to continuously review and update current processes in response to new threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the Group’s customers. Although the Group experienced attempted distributed denial of service (DDoS) attacks in 2016, none of these attacks were successful. During 2015, the Group experienced a number of DDoS attacks, one of which had a temporary impact on some of NatWest’s web services, as well as a smaller number of malware attacks.

The Bank of England, the FCA and HM Treasury in the UK and regulators, in the US and in Europe have identified cybersecurity as a systemic risk to the financial sector and highlighted the need for financial institutions to improve resilience to cyberattacks and the Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The Group continues to participate in initiatives led by the Bank of England and other regulators designed to test how major firms respond to significant cyberattacks. The outputs of this exercise and other regulatory and industry-led initiatives are being incorporated into the Group’s on-going IT priorities and improvement measures.  However, the Group expects to be the target of continued attacks in the future and there can be no certainty that the Group will be able to effectively mitigate the impact of such attacks.

Any failure in the Group’s cybersecurity policies, procedures or capabilities, or cyber-related crime, could lead to the Group suffering reputational damage and a loss of customers, regulatory investigations or sanctions being imposed and could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Additional information

Risk factors continued

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

The Group currently targets a CET1 ratio at or above 13% throughout the period until completion of its restructuring. On a fully loaded basis, the Group’s CET1 ratio was 13.4% at 31 December 2016, compared with 15.5% at 31 December 2015.

The Group’s target capital ratio is based on its expected regulatory requirements and internal modelling, including of stress scenarios. However, the Group’s ability to achieve such targets depends on a number of factors, including the implementation of its transformation programme and any of the factors described below. A shortage of capital, which could in turn affect the Group’s capital ratio, could arise from:

•         a depletion of the Group’s capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs or impairments or accounting charges;

•         an increase in the amount of capital that is required to meet the Group’s regulatory requirements, including as a result of changes to the actual level of risk faced by the Group, factors influencing the Group’s regulator’s determination of the firm-specific Pillar 2B buffer applicable to the Group (PRA buffer), changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes, or an increase in the Group’s view of any management buffer it needs, taking account of, for example, the capital levels or capital targets of the Group’s peer banks and criteria set by the credit rating agencies.

Additional information

Risk factors continued

The Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals or natural attrition, the execution of which is subject to operational and market risks.

Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the Group’s capital plan, a depletion of its capital resources, earnings and capital volatility resulting from the implementation of IFRS 9 as of 1 January 2018, or an increase in the amount of capital it needs to hold (including as a result of the reasons described above), would adversely impact the Group’s ability to meet its capital targets or requirements and achieve its capital strategy during the restructuring period.

If the Group is determined to have a shortage of capital as a result of any of the circumstances described above, the Group may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive or may result in the Group being subject to regulatory interventions and sanctions. The Group’s regulators may also request that the Group carry out certain capital management actions or, in an extreme scenario, this may also trigger the implementation of its recovery plans. Such actions may, in turn, affect the Group’s product offering, capacity to continue its business operations, pay future dividends and make other distributions (including discretionary coupons on capital instruments) or pursue strategic opportunities, affecting the underlying profitability of the Group and future growth potential.

Additional information

Risk factors continued

If, in response to such shortage, certain regulatory capital instruments are converted into equity or the Group raises additional capital through the issuance of share capital or regulatory capital instruments, existing shareholders may experience a dilution of their holdings. The success of such issuances will also be dependent on favourable market conditions and the Group may not be able to raise the amount of capital required or on satisfactory terms. Separately, the Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the Group’s legal entity structure or by asset or business disposals. Such actions may affect the underlying profitability of the Group.

Failure by the Group to comply with regulatory capital and leverage requirements may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on its results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.

The Group is subject to extensive regulatory supervision in relation to the levels and quality of capital it is required to hold in connection with its business, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as CRD IV).

In addition, the Group is currently identified as a global systemically important bank (G-SIB) by the Financial Stability Board (FSB) and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although the Group belongs to the last “bucket” of the FSB G-SIB list and is therefore subject to the lowest level of additional loss-absorbing capital requirements. As the Group reduces its global footprint and its balance sheet, the FSB may, at its discretion, determine that the Group is no longer a G-SIB.

Additional information

Risk factors continued

Under CRD IV, the Group is required to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (Pillar 1 requirement). CRD IV also introduced a number of new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) that must be met with CET1 capital. The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5% which is currently set at 0% by the FPC for UK banks) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (G-SIB Buffer) and the other systemically important institutions buffer, is referred to as the “combined buffer requirement”. These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the G-SIB buffer. The G-SIB buffer is currently set at 1.0% for the Group (from 1 January 2017), and is being phased in over the period to 1 January 2019. The systemic risk buffer will be applicable from 1 January 2019. The Bank of England’s Financial Policy Committee (the FPC) was responsible for setting the framework for the systemic risk buffer and the PRA adopted in December 2016 a final statement of policy implementing the FPC’s framework. In early 2019, the PRA is expected to determine which institutions the systemic risk buffer should apply to, and if so, how large the buffer should be up to a maximum of 3% of a firm’s risk-weighted assets. The systemic risk buffer will apply to ring-fenced entities only and not all entities within a banking group. The systemic risk buffer is part of the UK framework for identifying and setting higher capital buffers for domestic systemically important banks (D-SIBs), which are groups that, upon distress or failure, could have an important impact on their domestic financial systems. This follows on the 2012 framework recommendations by the FSB that national authorities should identify D-SIBs and take measures to reduce the probability and impact of the distress or failure of D-SIBs.

In addition, national supervisory authorities may add extra capital requirements (the Pillar 2A requirements) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements. The Group’s current Pillar 2A requirement set by the PRA at an equivalent of 3.8% of risk-weighted assets. The PRA has also introduced the PRA buffer which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and credible recovery and resolution planning and is to be met with CET1 capital (in addition to any CET1 Capital used to meet any Pillar 1 or Pillar 2A requirements).

Additional information

Risk factors continued

Where appropriate, the PRA may require an increase in an institution's PRA buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of risk management and governance weaknesses, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement.

In addition to capital requirements and buffers, the regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions, namely: (i) a minimum leverage requirement of 3% which applies to major UK banks, (ii) an additional leverage ratio to be met by G-SIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm’s capital G-SIB Buffer or systemic risk buffer and which is being phased in from 2016 (currently set at 0.175% from 1 January 2017) and (iii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm’s countercyclical capital buffer. Further changes may be made to the current leverage ratio framework as a result of future regulatory reforms, including FSB proposals and proposed amendments to the CRD IV proposed by the European Commission in November 2016.

Most of the capital requirements which apply or will apply to the Group will need to be met in whole or in part with CET1 capital. CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares. As a result, the Group’s ability meet applicable CET1 capital requirements is dependent on organic generation of CET1 through sustained profitability and/or the Group’s ability to issue ordinary shares, and there is no guarantee that the Group may be able to generate CET1 capital through either of these alternatives.

The amount of regulatory capital required to meet the Group’s regulatory capital requirements (and any additional management buffer), is determined by reference to the amount of risk-weighted assets held by the Group. The models and methodologies used to calculate applicable risk-weightings are a combination of individual models, subject to regulatory permissions, and more standardised approaches. The rules are applicable to the calculation of the Group’s risk-weighted assets are subject to regulatory changes which may impact the levels of regulatory capital required to be met by the Group.

Additional information

Risk factors continued

The Basel Committee and other agencies remain focused on changes that will increase, or recalibrate, measures of risk-weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that are expected to impact the calculation of risk-weighted assets.

The Basel Committee is currently consulting on new rules relating to the risk weighting of real estate exposures and other changes to risk-weighting calculations, including proposals to introduce floors for the calculation of risk-weighted assets, which could directly affect the calculation of capital ratios. However, given recent delays, the timing and outcome of this consultation is increasingly uncertain. In the UK, the PRA is also considering ways of reducing the sensitivity of UK mortgage risk weights to economic conditions. The Basel Committee is also consulting on a revised standardised measurement approach for operational risk. Certain EU officials have raised concerns in relation to the new proposed rules and there is therefore uncertainty as to the way in which the FSB’s proposals would be implemented in the EU. The new approach for operational risk would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach. The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm’s past operational losses. While the quantum of impact of these reforms remains uncertain owing to lack of clarity of the proposed changes and the timing of their introduction, the implementation of such initiatives may result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the Group, under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the Group’s Pillar 2A or PRA buffer requirements with respect to such exposures.

Additional information

Risk factors continued

Although the above provides an overview of the capital and leverage requirements currently applicable to the Group, such requirements are subject to ongoing amendments and revisions, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators. In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and the EU Bank Recovery and Resolution Directive “BRRD”. Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the Group or its subsidiaries. This uncertainty is compounded by the UK’s decision to leave the EU following the outcome of the EU Referendum which may result in further changes to the prudential and regulatory framework applicable to the Group.

If the Group is unable to raise the requisite amount of regulatory capital (including loss absorbing capital), or to otherwise meet regulatory capital and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, restrictions on distributions and it may be required to reduce further the amount of its risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

This may also result in write-down or the conversion into equity of certain regulatory capital instruments issued by the Group or the issue of additional equity by the Group, each of which could result in the dilution of the Group’s existing shareholders. A breach of the Group’s applicable capital or leverage requirements may also trigger the application of the Group’s recovery plan to remediate a deficient capital position.

Additional information

Risk factors continued

Failure by the Group to comply with its capital requirements or to maintain sufficient distributable reserves may result in the application of restrictions on its ability to make discretionary distributions, including the payment of dividends to its ordinary shareholders and coupons on certain capital instruments.

In accordance with the provisions of CRD IV, a minimum level of capital adequacy is required to be met by the Group in order for it to be entitled to make certain discretionary payments.

Pursuant to Article 141 (Restrictions on distribution) of the CRD IV Directive, as transposed in the UK, institutions that fail to meet the “combined buffer requirement” will be subject to restricted “discretionary payments” (which are defined broadly by CRD IV as payments relating to CET1 instruments (dividends), variable remuneration and coupon payments on additional tier 1 instruments). The resulting restrictions are scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment” which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. The EBA has clarified that the CET1 capital to be taken into account for the MDA calculation should be limited to the amount not used to meet the Pillar 1 and Pillar 2 own funds requirements of the institution. In the event of a breach of the combined buffer requirement, the Group will be required to calculate its MDA, and as a consequence it may be necessary for the Group to reduce or cease discretionary payments to the extent of the breach.

The ability of the Group to meet the combined buffer requirement will be subject to the Group holding sufficient CET1 capital in excess of its minimum Pillar 1 and Pillar 2 capital requirements. In addition, the interaction of such restrictions on distributions with the capital requirements and buffers applicable to the Group remains uncertain in many respects while the relevant authorities in the EU and the UK consult on and develop their proposals and guidance on the application of the rules. In particular, the proposals published by the European Commission in November 2016 contain certain proposed amendments to Article 141, including to introduce a “stacking order” in the calculation of the maximum distributable amount and establish certain priorities in the payments which could be made in the event the restrictions apply (with payments relating to additional tier 1 instruments being required to be made before payments on CET1 instruments (dividends) or other discretionary payments). The treatment of MDA breaches under the European Commission proposals differ from the proposed consequences set out in the final PRA rules and may result in uncertainty in the application of these rules.

Additional information

Risk factors continued

In addition to these rules, in order to make distributions (including dividend payments) in the first place, RBSG is required to have sufficient distributable reserves available. Furthermore, coupon payments due on the additional tier 1 instruments issued by RBSG must be cancelled in the event that RBSG has insufficient “distributable items” as defined under CRD IV. Both distributable reserves and distributable items are largely impacted by the Group’s ability to generate and accumulate profits or conversely by material losses (including losses resulting from conduct related-costs, restructuring costs or impairments).

RBSG’s distributable reserves and distributable items are sensitive to the accounting impact of factors including the redemption of preference shares, restructuring costs and impairment charges and the carrying value of its investments in subsidiaries which are carried at the lower of cost and their prevailing recoverable amount. Recoverable amounts depend on discounted future cash flows which can be affected by restructurings, including the restructuring required to implement the UK ring-fencing regime, or unforeseen events. The distributable reserves of RBSG also depend on the receipt of income from subsidiaries, principally as dividends. The ability of subsidiaries to pay dividends is subject to their performance and applicable local laws and other restrictions, including their respective regulatory requirements and distributable reserves. Any of these factors, including restructuring costs, impairment charges and a reduction in the carrying value of RBSG subsidiaries or a shortage of dividends from them could limit RBSG’s ability to maintain sufficient distributable reserves to be able to pay coupons on certain capital instruments and dividends to its ordinary shareholders. In Q3 2016, the Group reviewed the value of the investments in subsidiaries held in the parent company, RBSG, and in light of the deterioration in the economic outlook, impaired the carrying value of the investments by £6.0 billion to £44.7 billion.

Additional information

Risk factors continued

This had the effect of reducing distributable profits of RBSG by £6.0 billion and the Group may be required to recognise further impairments in the future if the outlook for its subsidiaries were to worsen. Whilst this level of distributable profits does not impact upon RBSG’s ability to pay coupons on existing securities, the Group intends to implement a capital reorganisation in 2017 (subject to shareholder and court approval) in order to increase RBSG’s distributable reserves, providing greater flexibility for potential future distributions and preference share redemptions (if any).

Failure by the Group to meet the combined buffer requirement or retain sufficient distributable reserves or distributable items as a result of reduced profitability or losses, or changes in regulation or taxes adversely impacting distributable reserves or distributable items, may therefore result in limitations on the Group’s ability to make discretionary distributions which may negatively impact the Group’s shareholders, holders of additional tier 1 instruments, staff receiving variable compensation (such as bonuses) and other stakeholders and impact its market valuation and investors’ and analysts’ perception of its financial soundness.

The Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

The Group is subject to annual stress tests by its regulator in the UK and also subject to stress tests by the European regulators with respect to RBSG, RBS NV and Ulster Bank. Stress tests provide an estimate of the amount of capital banks might deplete in a hypothetical stress scenario. In addition, if the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position. There is a strong expectation that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements. However, if a bank is projected to fail to meet its systemic buffers, it will still be expected to strengthen its capital position over time but the supervisory response is expected to be less intensive than if it were projected to breach its minimum capital requirements. The PRA will also use the annual stress test results to inform its determination of whether individual banks’ current capital positions are adequate or need strengthening. For some banks, their individual stress-test results might imply that the capital conservation buffer and countercyclical rates set for all banks is not consistent with the impact of the stress on them. In that case, the PRA can increase regulatory capital buffers for individual banks by adjusting their PRA buffers.

Additional information

Risk factors continued

Under the 2016 Bank of England stress tests, which were based on the balance sheet of the Group for the year ended 31 December 2015, the Group did not meet its CET1 capital or Tier 1 leverage hurdle rates before additional tier 1 conversion. After additional tier 1 conversion, it did not meet its CET1 systemic reference point or Tier 1 leverage ratio hurdle rate. In light of the stress test results the Group agreed a revised capital plan with the PRA to improve its stress resilience in light of the various challenges and uncertainties facing both the Group and the wider economy highlighted by the concurrent stress testing process. As part of this revised capital plan, the Group intends to execute an array of capital management actions to supplement organic capital generation from its core franchises and further improve its stress resilience, including: further decreasing the cost base of the Group; further reductions in risk-weighted assets across the Group; further run-down and sale of other non-core loan portfolios in relation to the personal and commercial franchises and the management of undrawn facilities in 2017. Additional management actions may be required by the PRA until the Group’s balance sheet is sufficiently resilient to meet the regulator’s stressed scenarios.

Consistent with the approach set out in the 2015, the 2017 Bank of England stress test will, for the first time, test the resilience of the system, and individual banks within it, against two stress scenarios. In addition to the annual cyclical scenario, there will be an additional ‘exploratory’ scenario that will be tested for the first time in 2017. This will allow the Bank of England to assess the resilience of the system, and the individual banks within it, to a wider range of potential threats, including weak global supply growth, persistently low interest rates, and a continuation of declines in both world trade relative to GDP and cross-border banking activity. If the Group were to fail under either of these scenarios, it may be required to take further action to strengthen its capital position. In addition, the introduction of IFRS 9, effective for annual periods beginning on or after 1 January 2018, is expected to result in capital volatility for the Group, which in turn could have an impact on the Group’s ability to meet its required CET1 ratio in a stress test scenario.

Additional information

Risk factors continued

Failure by the Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the Group’s regulators requiring the Group to generate additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the Group’s financial condition, results of operations and prospects.

As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the Group to meet higher capital levels than the Group anticipated within its strategic plans and affect the Group’s funding costs.

In addition to the prudential requirements applicable under CRD IV, the BRRD introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for own funds and eligible liabilities (MREL), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors.

In November 2015, the FSB published a final term sheet setting out its total loss-absorbing capacity (TLAC) standards for G-SIBs. The EBA was mandated to assess the implementation of MREL in the EU and the consistency of MREL with the final TLAC standards and published an interim report setting out the conclusions of its review in July 2016 and its final report in December 2016. On the basis of the EBA’s work and its own assessment of CRD IV and the BRRD, the European Commission published in November 2016 a comprehensive set of proposals, seeking to make certain amendments to the existing MREL framework. In particular, the proposals make a number of amendments to the MREL requirements under the BRRD, in part in order to transpose the FSB’s final TLAC term sheet.

Additional information

Risk factors continued

The UK government is required to transpose the BRRD's provisions relating to MREL into law through further secondary legislation. In November 2016, the Bank of England published its final rules setting out its approach to setting MREL for UK banks. These final rules (which were adopted on the basis of the current MREL framework in force in the EU) do not take into account the European Commission’s most recent proposals with respect to MREL and differ in a number of respects. In addition, rules relating to a number of specific issues under the framework remain to be implemented, following the publication of further rules by the FSB, in particular rules on internal MREL requirements, cross holdings and disclosure requirements are outstanding.

The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution. In its final rules, the Bank of England has set out a staggered compliance timeline for UK banks, including with respect to those requirements applicable to G-SIBs (including the Group). Under the revised timeline, G-SIBs will be expected to (i) meet the minimum requirements set out in the FSB’s TLAC term sheet from 1 January 2019 (i.e. the higher of 16% of risk-weighted assets or 6% of leverage exposures), and (ii) meet the full MREL requirements to be phased in from 1 January 2020, with the full requirements applicable from 2 January 2022 (i.e. for G-SIBs two times Pillar 1 plus Pillar 2A or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures). MREL requirements are expected to be set on consolidated, sub-consolidated and individual bases, and are in addition to regulatory capital requirements(so that there can be no double counting of instruments qualifying for capital requirements).

For institutions, including the Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities must be issued by the resolution entity (i.e. the holding company for the Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities).

Additional information

Risk factors continued

The final PRA rules set out a number of liabilities which cannot qualify as MREL and are therefore “excluded liabilities”. As a result, senior unsecured issuances by RBSG will need to be subordinated to the excluded liabilities described above. The proceeds from such issuances will be transferred downstream to material operating subsidiaries in the form of capital or another form of subordinated claim. In this way, MREL resources will be “structurally subordinated” to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and - if necessary - for resolution to occur at the holding company level, without placing the operating companies into a resolution process. The TLAC standard includes an exemption from this requirement if the total amount of excluded liabilities on RBSG’s balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has adopted this criterion in its final rules. If the Group were to fail to comply with this “clean balance sheet” requirement, it could disqualify otherwise eligible liabilities from counting towards MREL and result in the Group breaching its MREL requirements.

Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the Group to restructure its balance sheet and issue additional capital compliant with the rules which may be costly whilst certain existing Tier 1 and Tier 2 securities and other senior instruments issued by the Group will cease to count towards the Group’s loss-absorbing capital for the purposes of meeting MREL/TLAC requirements. The Group’s resolution authority can impose an MREL requirement over and above the regulatory minima and potentially higher than the Group’s peers, if it has concerns regarding the resolvability of the Group. As a result, RBSG may be required to issue additional loss-absorbing instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments or may result in an increased risk of a breach of the Group’s combined buffer requirement, triggering the restrictions relating to the MDA described above.

There remain some areas of uncertainty as to how these rules will be implemented within the UK, the EU and globally and the final requirements to which the Group will be subject, and the Group may therefore need to revise its capital plan accordingly. The European Commission’s recent proposals also include a proposal seeking to harmonise the priority ranking of unsecured debt instruments under national insolvency proceedings to facilitate the implementation of MREL across Europe. This rule is currently subject to consideration and negotiation by the European institutions but, to the extent it were to apply to the Group, it could impact the ranking of current or future senior unsecured creditors of the Group.

Additional information

Risk factors continued

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government.

The credit ratings of RBSG, RBS plc and other Group members directly affect the cost of funding and capital instruments issued by the Group, as well as secondary market liquidity in those instruments. A number of UK and other European financial institutions, including RBSG, RBS plc and other Group companies, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

The senior unsecured long-term and short-term credit ratings of RBSG are below investment grade by Moody’s, and investment grade by S&P and Fitch. The senior unsecured long-term and short-term credit ratings of RBS plc are investment grade by Moody’s, S&P and Fitch. The outlook for RBSG and RBS plc by Moody’s is currently positive and is stable for S&P and Fitch.

Rating agencies regularly review the RBSG and Group entity credit ratings and their ratings of long-term debt are based on a number of factors, including the Group’s financial strength as well as factors not within the Group’s control, including political developments and conditions affecting the financial services industry generally. In particular, the rating agencies may further review the RBSG and Group entity ratings as a result of the implementation of the UK ring-fencing regime, pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues, and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the shape and timing of the UK’s exit from the EU. A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the Group’s ability and cost of funding. The Group’s ability to access capital markets on acceptable terms and hence its ability to raise the amount of capital and funding required to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the Group, could be affected.

Additional information

Risk factors continued

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

As discussed above, the success of the implementation of the UK ring-fencing regime and the restructuring of the Group’s NatWest Markets franchise, is in part dependent upon the relevant banking entities obtaining a sustainable credit rating. A failure to obtain such a rating, or any subsequent downgrades to current ratings may threaten the ability of the NatWest Markets franchise or other entities outside of the RFB, in particular with respect to their ability to meet prudential capital requirements. At 31 December 2016, a simultaneous one-notch long-term and associated short-term downgrade in the credit ratings of RBSG and RBS plc by the three main ratings agencies would have required the Group to post estimated additional collateral of £3.3 billion, without taking account of mitigating action by management. Individual credit ratings of RBSG, RBS plc, RBS N.V, RBS International and Ulster Bank are also important to the Group when competing in certain markets such as corporate deposits and over-the-counter derivatives.

The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the results of the EU Referendum in June 2016. Any further downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of Group companies and may result in the effects noted above. Further political developments, including in relation to the UK’s exit from the EU or the outcome of any further Scottish referendum could negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG and Group entities.

Additional information

Risk factors continued

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term funding during prolonged periods in recent years. In 2016, although the Group’s overall liquidity position remained strong, credit markets experienced elevated volatility and certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece and Italy, remained reliant on the ECB as one of their principal sources of liquidity.

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

The Group is using the Bank of England’s term funding scheme which was introduced in August 2016, in order to reduce the funding costs for the Group. Such funding has a short maturity profile and hence the Group will diversify its sources of funding.

Additional information

Risk factors continued

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Rules currently proposed by the FSB and in the EU in relation to the implementation of TLAC and MREL may also limit the ability of certain large financial institutions to hold debt instruments issued by other large financial institutions. The ability of the Bank of England to resolve the Group in an orderly manner may also increase investors’ perception of risk and hence affect the availability and cost of funding for the Group. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending or may restrict the Group’s access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

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

Additional information

Risk factors continued

In addition, the Group is subject to certain regulatory requirements with respect to liquidity coverage, including a liquidity coverage ratio set by the PRA in the UK. This requirement is currently being phased in and is set at 90% from 1 January 2017 to increase 100% in January 2018 (as required by the CRR). The PRA may also impose additional liquidity requirements to reflect risks not captured in the leverage coverage ratio by way of Pillar 2 add-ons, which may increase from time to time and require the Group to obtain additional funding or diversify its sources of funding. Current proposals by the FSB and the European Commission also seek to introduce certain liquidity requirements for financial institutions, including the introduction of a net stable funding ratio (NSFR). Under the European Commission November 2016 proposals, the NSFR would be calculated as the ratio of an institution's available stable funding relative to the required stable funding it needs over a one-year horizon.

The NSFR would be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. If an institution’s NSFR were to fall below the 100% level, the institution would be required to take the measures laid down in the CRD IV Regulation for a timely restoration to the minimum level. Competent authorities would assess the reasons for non-compliance with the NSFR requirement before deciding on any potential supervisory measures. These proposals are currently being considered and negotiated among the European Commission, the European Parliament and the Council and, in light of the UK’s decision to leave the EU, there is considerable uncertainty as to the extent to which such rules will apply to the Group.

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

Additional information

Risk factors continued

The Group’s businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other global risks and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

Actual or perceived difficult global economic conditions create challenging economic and market conditions and a difficult operating environment for the Group’s businesses and its customers and counterparties. As part of its revised strategy, the Group has been refocusing its business in the UK, the ROI and Western Europe and, accordingly is more exposed to the economic conditions of the British economy as well as the Eurozone. In particular, the longer term effects of the EU Referendum are difficult to predict, and subject to wider global macro-economic trends, but may include periods of financial market volatility and slower economic growth, in the UK in particular, but also in the ROI, Europe and the global economy, at least in the short to medium term.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: political instability, continued slowdown of global growth, an extended period of low inflation and low interest rates and delays in normalising monetary policy. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, a further weakening of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies to which the Group is exposed (including those economies to which the Group remains exposed pending the exit of certain of its businesses and which include China, India and Saudi Arabia) or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility. Any of the above developments could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets.

Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Any such developments may also adversely impact the financial position of the Group’s pension schemes, which may result in the Group being required to make additional contributions. See “The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime”.

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Additional information

Risk factors continued

Changes in interest rates or foreign exchange rates have significantly affected and will continue to affect the Group’s business and results of operations.

Some of the most significant market risks that the Group faces are interest rate and foreign exchange risks. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the ‘Funding for Lending’ scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. In the UK, the Bank of England lowered interest rates to 0.25% in August 2016 and there remains considerable uncertainty as to whether or when the Bank of England and other central banks will increase interest rates. While the ECB has been conducting a quantitative easing programme since January 2015 designed to improve confidence in the Eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful and the extension of this programme during 2017 may put additional pressure on margins. Further decreases in interest rates by the Bank of England or other central banks, continued sustained low or negative interest rates or any divergences in monetary policy approach between the Bank of England and other major central banks could put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates. In turn, this could cause stress in the loan portfolio of the Group, particularly in relation to non-investment grade lending or real estate loans and consequently to an increase in delinquency rates and default rates among customers, leading to the possibility of the Group incurring higher impairment charges. Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity.

Additional information

Risk factors continued

Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of the Bank of England, ECB or of the US Federal Reserve or from political events and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the GBP/USD exchange rates during the second half of 2016 following the EU Referendum.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

The Group’s businesses and performance are affected by financial market conditions. The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets have recently experienced and may in the near term experience significant volatility, including as a result of concerns about the outcome of the EU Referendum, political and financial developments in the US and in Europe, including as a result of general elections, geopolitical developments and developments relating to trade agreements volatility and instability in the Chinese and global stock markets, expectations relating to or actions taken by central banks with respect to monetary policy, and weakening fundamentals of the Chinese economy, resulting in further short-term changes in the valuation of certain of the Group’s assets. Uncertainty about potential fines for past misconduct and concerns about the longer-term viability of business models have also weighed heavily on the valuations of some financial institutions in Europe and in the UK, including the Group.

Additional information

Risk factors continued

Any further deterioration in economic and financial market conditions or weak economic growth could require the Group to recognise further significant write-downs and realise increased impairment charges or goodwill impairments, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios. As part of its transformation programme, the Group is executing the run-down or disposal of a number of businesses, assets and portfolios. In addition, the Group’s interest in the remainder of the businesses and portfolios within the exiting business may be difficult to sell due to unfavourable market conditions for such assets or businesses.

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

In addition, for accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

Additional information

Risk factors continued

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

At 31 December 2016, current exposure in the UK was £338.9 billion, in the US was £22.4 billion and in Western Europe (excluding the UK) was £79.7 billion); and within certain business sectors, namely personal, financial institutions, property, shipping and the oil and gas sector (at 31 December 2016, personal lending amounted to £166.2 billion, lending to banks and other financial institutions was £47.7 billion, property lending was £42.4 billion, lending to the oil and gas sector was £2.9 billion and shipping was £4.6 billion).

Provisions held on loans in default have decreased in recent years due to asset sales and the portfolio run-down in Ulster Bank ROI and Capital Resolution. If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the Group may be required to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability. The Group’s lending strategy or processes may also fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, which may result in an increase in default rates, which may, in turn, impact the Group’s profitability. Any adverse impact on the credit quality of the Group’s customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial position or prospects.

Additional information

Risk factors continued

The credit quality of the Group’s borrowers and its other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. Credit quality has improved in certain of the Group’s core markets, in particular the UK and Ireland, as these economies have improved. However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In particular, the UK’s decision to leave the EU may adversely impact credit quality in the UK.

In addition, as the Group implements its new strategy and withdraws from many geographic markets and continues to materially scale down its international activities, the Group’s relative exposure to the UK and certain sectors and asset classes in the UK will increase significantly as its business becomes more concentrated in the UK. The level of UK household indebtedness remains high and the ability of some households to service their debts could be challenged by a period of higher unemployment. Highly indebted households are particularly vulnerable to shocks, such as falls in incomes or increases in interest rates, which threaten their ability to service their debts.

In particular, in the UK the Group is at risk from volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK residential property sector. In the UK commercial real estate market, activity slowed during the second half of 2016 following the EU Referendum. There is a risk of further adjustment given the reliance of the UK commercial real estate market in recent years on inflows of foreign capital and, in some segments, stretched property valuations. As a result, a fall in house prices, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairments on loans held by the Group being recognised.

Additional information

Risk factors continued

The Group also remains exposed to certain counterparties operating in certain industries which have been under pressure in recent years, including the oil and gas and shipping industries, and any further deterioration in the outlook the credit quality of these counterparties may require the Group to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability.

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

Additional information

Risk factors continued

The Group’s operations are highly dependent on its IT systems. A failure of the Group’s IT systems, including as a result of the lack of or untimely investments, could adversely affect its operations, competitive position and investor and customer confidence and expose the Group to regulatory sanctions.

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

The vulnerabilities of the Group’s IT systems are due to their complexity, attributable in part to overlapping multiple dated systems that result from the Group’s historical acquisitions and insufficient investment prior to 2013 to keep the IT applications and infrastructure up-to-date. A complex IT estate containing end-of-life hardware and software creates challenges in recovering from system breakdowns. IT failures adversely affect the Group’s relationship with its customers and reputation and have led, and may in the future, lead to regulatory investigations and redress.

The Group experienced a limited number of IT failures in 2016 affecting customers, although improvements introduced since 2012 allowed the Group to contain the impact of such failures. The Group’s regulators in the UK are actively surveying progress made by banks in the UK to modernise, manage and secure their IT infrastructures, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the Group’s ability to service its customers, could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the Group operates.

In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group’s reputation, business and brands, which could undermine its ability to attract and keep customers.

Additional information

Risk factors continued

The Group is currently implementing a number of complex initiatives, including its transformation programme, the UK ring-fencing regime and the restructuring of the NatWest Markets franchise, all which put additional strains on the Group’s existing IT systems. A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the Group’s IT infrastructure and in turn cause long-term damage to the Group’s reputation, brands, results of operations and financial position.

The Group has made, and will continue to make, considerable investments in its IT systems to further simplify and upgrade the systems and capabilities to make them more cost-effective and improve controls and procedures, strengthen cyber security defences, enhance the digital services provided to its bank customers and improve its competitive position and address system failures which adversely affect its relationship with its customers and reputation and may lead to regulatory investigations and redress. However, the Group’s current focus on cost-saving measures as part of its transformation programme may impact the resources available to implement further improvements to the Group IT infrastructure or limit the resources available for investments in technological developments and innovations. Should such investment and rationalisation initiatives fail to achieve the expected results, or prove to be insufficient, it could have a material adverse impact on the Group’s operations, its ability to retain or grow its customer business or its competitive position and could negatively impact the Group’s financial position.

The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

The Group is subject to extensive laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes. Among others, the implementation and strengthening of the prudential and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, are considerably affecting the regulatory landscape in which the Group operates and will operate in the future, including as a result of the adoption of rules relating to the UK ring-fencing regime, prohibitions on proprietary trading, CRD IV and the BRRD and certain other measures. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, payment systems, and antiterrorism laws and regulations, have resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Additional information

Risk factors continued

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Such risks are currently exacerbated by the outcome of the EU Referendum and the UK’s decision to leave the EU and the unprecedented degree of uncertainty as to the respective legal and regulatory frameworks in which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. For example, current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU (which may apply to the Group once the UK has formally exited the EU). See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the Group’s operations which may affect current restructuring plans and have a material adverse effect Group”. In addition, the Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple European jurisdictions, the costs, timing and viability of which is uncertain.

Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the Group conducts its business, its authorisations and licences, the products and services it offers, its reputation and the value of its assets, the Group’s operations or legal entity structure, including attendant restructuring costs and consequently have a material adverse effect on its business, funding costs, results of operations, financial condition and future prospects.

Additional information

Risk factors continued

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:

•         amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level (and taking into account the Group’s new legal structure following the implementation of the UK ring-fencing regime), including amendments to the rules relating to the calculation of risk-weighted assets and reliance on internal models and credit ratings as well as rules affecting the eligibility of deferred tax assets;

•         the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under MREL or by the FSB’s recommendations on TLAC;

•         new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable reserves or distributable items necessary to make distributions or coupon payments or limit the circumstances in which such distributions may be made or the extent thereof;

•         the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•         further investigations, proceedings or fines either against the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

•         the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities;

•         increased regulatory scrutiny with respect to mortgage lending, including through the implementation of the UK mortgage market review and other initiatives led by the Bank of England or European regulators;

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

•         changes to financial reporting standards (including accounting standards or guidance) and guidance or the timing of their implementation;

•         changes to risk aggregation and reporting standards;

•         changes to corporate governance requirements, senior manager responsibility, corporate structures and conduct of business rules;

•         competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;

•         financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds, including the European Market Infrastructure Regulation and the Markets in Financial Instruments Directive and Regulation in the EU and the Dodd Frank Wall Street Reform Consumer Protection Act of 2010 in the US;

•         increased attention to competition and innovation in UK payment systems following the establishment of the new Payments Systems Regulator and developments relating to the UK initiative on Open Banking and the European directive on payment services;

•         new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation;

Additional information

Risk factors continued

•         restrictions on proprietary trading and similar activities within a commercial bank and/or a group;

•         the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

•         investigations into facilitation of tax evasion or avoidance or the creation of new civil or criminal offences relating thereto;

•         the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in European member states or in other countries, such as the US); and

•         other requirements or policies affecting the Group’s profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

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

Additional information

Risk factors continued

The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.

The Group maintains a number of defined benefit pension schemes for certain former and current employees. Pension risk includes the risk that the assets of the Group’s various defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities and additional future contributions to the schemes may be required.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation. In particular, as life expectancies increase, so too will the pension scheme liabilities; the impact on the pension scheme liabilities due to a one year increase in longevity would have been expected to be £1.5 billion as at 31 December 2016.

In addition, as the Group expects to continue to materially reduce the scope of its operations as part of the implementation of its transformation programme and of the UK ring-fencing regime, pension liabilities will therefore increase relative to the size of the Group, which may impact the Group’s results of operations and capital position.

Given economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, some of the Group’s pension schemes have experienced increased pension deficits.

The last triennial valuation of the Main Scheme, had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in Q1 2016.

Additional information

Risk factors continued

The next triennial period valuation will take place in Q4 2018 and the Main Scheme pension trustee has agreed that it would not seek a new valuation prior to that date, except where a material change arises. The 2018 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits. Notwithstanding the 2016 accelerated payment and any additional contributions that may be required beforehand as a result of a material change, the Group expects to have to agree to additional contributions, over and above the existing committed past service contributions, as a result of the next triennial valuation. Under current legislation, such agreement would need to be reached no later than Q1 2020. The cost of such additional contributions could be material and any additional contributions that are committed to the Main Scheme following new actuarial valuations would trigger the recognition of a significant additional liability on the Group’s balance sheet and/or an increase in any pension surplus derecognised, which in turn could have a material adverse effect on the Group’s results of operations, financial position and prospects.

In addition, the UK ring-fencing regime will require significant changes to the structure of the Group’s existing defined benefit pension schemes as RFB entities may not be liable for debts to pension schemes that might arise as a result of the failure of an entity that is not an RFB or wholly owned subsidiary thereof after 1 January 2026. The restructuring of the Group and its defined benefit pension plans to implement the UK ring-fencing regime could affect assessments of the Group’s pension scheme deficits or result in the pension scheme trustees considering that the employer covenant has been weakened and result in additional contributions being required.

The Group is developing a strategy to meet these requirements, which has been discussed with the PRA and is likely to require the agreement of the pension scheme trustee. Discussions with the pension scheme trustee are ongoing and will be influenced by the Group’s overall ring-fence strategy and its pension funding and investment strategies.

Additional information

Risk factors continued

If agreement is not reached with the pension trustee, alternative options less favourable to the Group may need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the Group’s existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee which could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Pension risk and changes to the Group’s funding of its pension schemes may have a significant impact on the Group’s capital position.

The Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net pension assets are to be deduced from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the Group being required to carry a capital add-on to absorb stress on the pension fund and finally the risk of additional contributions to the Group’s pension fund is taken into account in the Group’s capital framework plan.

The Group believes that the accelerated payment to the Group’s Main Scheme pension fund made in Q1 2016 improved the Group’s capital planning and resilience through the period to 2019 and provided the Main Scheme pension trustee with more flexibility over its investment strategy. This payment has resulted in a reduction in prevailing Pillar 2A add-on. However, subsequent contributions required in connection with the 2018 triennial valuation may adversely impact the Group’s capital position. The Group’s expectations as to the impact on its capital position of this payment in the near and medium term and of the accounting impact under its revised accounting policy are based on a number of assumptions and estimates, including with respect to the beneficial impact on its Pillar 2A requirements and confirmation of such impact by the PRA and the timing thereof, any of which may prove to be inaccurate (including with respect to the calculation of the CET1 ratio impact on future periods), including as a result of factors outside of the Group’s control (which include the PRA’s approval).

Additional information

Risk factors continued

As a result, if any of these assumptions proves inaccurate, the Group’s capital position may significantly deteriorate and fall below the minimum capital requirements applicable to the Group or Group entities, and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the Group’s results of operations, financial prospects or reputation.

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

The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.

Given the complexity of the Group’s business, strategy and capital requirements, the Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing. The Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be periodically reviewed and updated to maximise their accuracy.

Failure of these models to accurately reflect changes in the environment in which the Group operates or to be updated in line with the Group’s business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the Group’s risk exposure or the risk profile of the Group’s financial instruments or result in the Group being required to hold additional capital as a function of the PRA buffer. The Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the Group’s regulators.

Some of the analytical models used by the Group are predictive in nature. In addition, a number of internal models used by Group subsidiaries are designed, managed and analysed by the Group and may not appropriately capture risks and exposures at subsidiary level. Some of the Group's internal models are subject to periodic review by its regulators and, if found deficient, the Group may be required to make changes to such models or may be precluded from using any such models, which could result in an additional capital requirement which could have a material impact on the Group’s capital position.

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

Additional information

Risk factors continued

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates. Estimates, judgements and assumptions take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include goodwill, provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in “Critical accounting policies and key sources of estimation uncertainty” on pages 396 and 398. IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the Group are discussed in “Accounting developments” on pages 308 to 313. Changes in accounting standards or guidance by internal accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduces a new framework for the recognition and measurement of credit impairment, based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets that are not recorded at fair value will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39. As a result of ongoing regulatory consultation, there is currently uncertainty as to the impact of the implementation of this standard on the Group’s CET1 capital (and therefore CET1 ratio), although it is expected that this will result in increased earnings and capital volatility for the Group.

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

Risk factors continued

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

Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group conducts its business activities and operations, including as a result of speculative or inaccurate media coverage, the Group’s financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or the actual or perceived strength or practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Reputational risks may also be increased as a result of the restructuring of the Group to implement its transformation programme and the UK ring-fencing regime. Although the Group has implemented a Reputational Risk Policy across customer-facing businesses to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Additional information

Risk factors continued

The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.

In recent years, the Group has sought to refocus its culture on serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy. However, the Group is exposed to various forms of conduct risk in its operations. These include business and strategic planning that does not consider customers’ needs, ineffective management and monitoring of products and their distribution, a culture that is not customer-centric, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

The Group’s businesses are also exposed to risk from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud, any of which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions, including the Group, have suffered material losses due to the actions of employees, including, for example, in connection with the foreign exchange and LIBOR investigations and the Group may not succeed in protecting itself from such conduct in the future. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group has implemented a number of policies and allocated new resources in order to help mitigate against these risks. The Group has also prioritised initiatives to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to positively influence behaviour.

The Group’s transformation programme is also intended to improve the Group’s control environment. Nonetheless, no assurance can be given that the Group’s strategy and control framework will be effective and that conduct issues will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

Additional information

Risk factors continued

The Group may be adversely impacted if its risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.

The management of risk is an integral part of all of the Group’s activities. Risk management includes the definition and monitoring of the Group’s risk appetite and reporting of the Group’s exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources of uncertainty and risks as described throughout these risk factors.

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

Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See “The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.”

Additional information

Risk factors continued

A failure by the Group to embed a strong risk culture across the organisation could adversely affect the Group’s ability to achieve its strategic objective.

In response to weaknesses identified in previous years, the Group is currently seeking to embed a strong risk culture within the organisation based on a robust risk appetite and governance framework. A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation. This framework has been implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. Notwithstanding the Group’s efforts, changing an organisation’s risk culture requires significant time, investment and leadership, and such efforts may not insulate the Group from future instances of misconduct. A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the Group through an inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.

The markets for UK financial services, and the other markets within which the Group operates, are very competitive, and management expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), new lending models (such as peer-to-peer lending), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the Group’s ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. These trends may be catalysed by regulatory and competition policy implemented by the UK government, particularly as a result of the Open Banking initiative and remedies imposed by the Competition and Markets Authority (CMA) designed to support the objectives of this initiative.

Additional information

Risk factors continued

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group’s ability to develop such services has become increasingly important to retaining and growing the Group’s customer business in the UK.

There can be no certainty that the Group’s investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group’s current or future competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers. Furthermore, the Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient, especially against a backdrop of cost savings targets for the Group, or the Group may fail to identify future opportunities or derive benefits from disruptive technologies. If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.

In addition, recent and future disposals and restructurings by the Group relating to the implementation of non-customer facing elements of its transformation programme and the UK ring-fencing regime, or required by the Group’s regulators, as well as constraints imposed on the Group’s ability to compensate its employees at the same level as its competitors, may also have an impact on its ability to compete effectively. Intensified competition from incumbents, challengers and new entrants in the Group’s core markets could lead to greater pressure on the Group to maintain returns and may lead to unsustainable growth decisions. These and other changes in the Group’s competitive environment could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.

The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is changing rapidly. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government. The competitive landscape in the UK is also likely to be affected by the UK Government’s implementation of the UK ring-fencing regime and other customer protection measures introduced by the Banking Reform Act 2013. The implementation of these reforms may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position and is likely to increase competitive pressures on the Group.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (PCAs), the Independent Commission on Banking and the Parliamentary Commission on Banking Standards. These reviews raised significant concerns about the effectiveness of competition in the banking sector. The CMA’s Retail Banking Market Investigation report sets out measures primarily intended to make it easier for consumers and businesses to compare PCA and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. The CMA is working with HM Treasury and other regulators to implement these remedies which are likely to impose additional compliance requirements on the Group and could, in aggregate, adversely impact the Group’s competitive position, product offering and revenues.

Additional information

Risk factors continued

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

Implementation of the Group’s transformation programme and its future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the Group), which may place the Group at a competitive disadvantage. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees are also subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime took effect on 7 March 2016, whilst the conduct rules will apply to the wider employee population from 7 March 2017 onwards, with the exception of some transitional provisions. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities and personal liability introduced by the new rules.

In addition, in order to ensure the independence of the RFB, the Group will be required to recruit new independent directors and senior members of management to sit on the boards of directors and board committees of the RFB and other Group entities, and there may be a limited pool of competent candidates from which such appointments can be made.

The Group’s evolving strategy has led to the departure of a large number of experienced and capable employees. The restructuring relating to the ongoing implementation of the Group’s transformation programme and related cost-reduction targets may cause experienced staff members to leave and prospective staff members not to join the Group. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the Group’s restructuring could have an adverse impact on its implementation.

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

Additional information

Risk factors continued

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group and any further offer or sale of its interests may affect the price of securities issued by the Group.

On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG. The UK Government, through HM Treasury, currently holds 71.3% of the issued ordinary share capital of the Group. The UK Government has indicated its intention to continue to sell down its shareholding in the Group.

Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, could negatively affect prevailing market prices for the outstanding ordinary shares of RBSG and other securities issued by the Group and lead to a period of increased price volatility for the Group’s securities.

In addition, UKFI manages HM Treasury’s shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, its position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the Group’s capital strategy, dividend policy, remuneration policy or the conduct of the Group’s operations. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

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

Additional information

Risk factors continued

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

Additional information

Risk factors continued

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

The Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value.

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

In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions. These initiatives have been complemented by a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain prudential requirements and powers under CRD IV, and certain other measures introduced under the BRRD, including the requirements relating to loss absorbing capital.

The BRRD which was implemented in the UK from January 2015, provides a framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies in the EU, and the tools and powers introduced under the BRRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

Implementation of certain provisions of the BRRD remains subject to secondary rulemaking as well as a review by the European Parliament and the European Commission of certain topics mandated by the BRRD. In November 2016, as a result of this review, the European Commission published a package of proposals seeking to introduce certain amendments to CRD IV and the BRRD as well as a new proposal seeking to harmonize creditor hierarchy. These proposals are now subject to further discussions and negotiations among the European institutions and it is not possible to anticipate their final content. Further amendments to the BRRD or the implementing rules in the EU may also be necessary to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for G-SIBs, including with respect to TLAC requirements.

In light of these potential developments as well as the impact of the UK’s decision to leave the EU following the result of the EU Referendum, there remains uncertainty as to the rules which may apply to the Group going forward. In addition, banks headquartered in countries which are members of the Eurozone are now subject to the European banking union framework. In November 2014, the ECB assumed direct supervisory responsibility for RBS NV and Ulster Bank Ireland under the Single Supervisory Mechanism (SSM). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the Eurozone and other jurisdictions, would interact in the event of a resolution of the Group.

Additional information

Risk factors continued

The BRRD requires national resolution funds to raise “ex ante” contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional “ex post” funding contributions in the event the ex-ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although receipts from the UK bank levy are currently being used to meet the ex-ante and ex post funding requirements, the Group may be required to make additional contributions in the future. In addition, Group entities in countries subject to the European banking union are required to pay supervisory fees towards the funding of the SSM as well as contributions to the single resolution fund.

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

In addition, the PRA has adopted a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

The application of such rules to the Group may require the Group to restructure certain of its activities or reorganise the legal structure of its operations, may limit the Group’s ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services.

In addition, compliance by the Group with this new recovery and resolution framework has required and is expected to continue to require significant work and engagement with the Group’s regulators, including in order for the Group to submit to the PRA credible recovery and resolution plans, the outcome of which may impact the Group’s operations or structure. Such rules will need to be implemented consistently with the UK ring-fencing regime.

The Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the Group and any securities of the Group, including the write-off, write-down or conversion of the Group’s securities.

The Banking Act 2009, as amended to implement the BRRD (“Banking Act”) confers substantial powers on relevant UK authorities designed to enable them to take a range of actions in relation to UK banks or investment firms and certain of their affiliates in the event a bank or investment firm in the same group is considered to be failing or likely to fail. Under the Banking Act, wide powers are granted to the relevant resolution authorities, as appropriate as part of a special resolution regime (the “SRR”). These powers enable the relevant UK resolution authority to implement resolution measures with respect to a UK bank or investment firm and certain of its affiliates (including, for example, RBSG) (each a “relevant entity”) in circumstances in which the relevant UK resolution authority is satisfied that the resolution conditions are met. Under the applicable regulatory framework and pursuant to guidance issued by the Bank of England, governmental capital support, if any is provided, would only be used as a last resort measure where a serious threat to financial stability cannot be avoided by other measures (such as the stabilisation options described below, including the UK bail-in power) and subject to the limitations set out in the Banking Act.

Several stabilisation options and tools are available to the relevant UK resolution authority under the SRR, where a resolution has been triggered. In addition, the UK resolution authority may commence special administration or liquidation procedures specifically applicable to banks. Where stabilisation options are used which rely on the use of public funds, the option can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution. The Bank of England has indicated that among these options, the UK bail-in tool (as described further below) would apply in the event a resolution of the Group were triggered.

Additional information

Risk factors continued

Further, the Banking Act grants broad powers to the UK resolution authority, the application of which may adversely affect contractual arrangements and which include the ability to (i) modify or cancel contractual arrangements to which an entity in resolution is party, in certain circumstances; (ii) suspend or override the enforcement provisions or termination rights that might be invoked by counterparties facing an entity in resolution, as a result of the exercise of the resolution powers; and (iii) disapply or modify laws in the UK (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

The stabilisation options are intended to be applied prior to the point at which any insolvency proceedings with respect to the relevant entity would otherwise have been initiated. Accordingly, the stabilisation options may be exercised if the relevant UK resolution authority: (i) is satisfied that a UK bank or investment firm is failing, or is likely to fail; (ii) determines that it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of a UK bank or investment firm that will result in condition (i) above ceasing to be met; (iii) considers the exercise of the stabilisation powers to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial system, public confidence in the UK banking system and the protection of depositors, being some of the special resolution objectives) and (iv) considers that the special resolution objectives would not be met to the same extent by the winding-up of the UK bank or investment firm.

In the event that the relevant UK resolution authority seeks to exercise its powers in relation to a UK banking group company (such as RBSG), the relevant UK resolution authority has to be satisfied that (A) the conditions set out in (i) to (iv) above are met in respect of a UK bank or investment firm in the same banking group (or, in respect of an EEA or third country credit institution or investment firm in the same banking group, the relevant EEA or third country resolution authority is satisfied that the conditions for resolution applicable in its jurisdiction are met) and (B) certain criteria are met, such as the exercise of the powers in relation to such UK banking group company being necessary having regard to public interest considerations. The use of different stabilisation powers is also subject to further “specific conditions” that vary according to the relevant stabilisation power being used. Although the SRR sets out the pre-conditions for determining whether an institution is failing or likely to fail, it is uncertain how the Bank of England would assess such conditions in any particular pre-insolvency scenario affecting RBSG and/or other members of the Group and in deciding whether to exercise a resolution power. Further regulatory developments, including proposals by the FSB on cross-border recognition of resolution actions, could also influence the conditions for the exercise of the stabilisation powers. There has been no application of the SRR powers in the UK to a large financial institution, such as RBSG, to date, which could provide an indication of the relevant UK resolution authority’s approach to the exercise of the resolution powers, and even if such examples existed, they may not be indicative of how such powers would be applied to RBSG. Therefore, holders of shares and other securities issued by the Group may not be able to anticipate a potential exercise of any such powers.

The UK bail-in tool is one of the powers available to the UK resolution authority under the SRR and was introduced under the Banking Reform Act 2013. The UK government amended the provisions of the Banking Act to ensure the consistency of these provisions with the bail-in provisions under the BRRD, which amendments came into effect on 1 January 2015. The UK bail-in tool includes both a power to write-down or convert capital instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including senior unsecured debt securities issued by the Group) and available in resolution.

Additional information

Risk factors continued

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool, and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets the conditions for entry into the Special Resolution Regime as defined under the Banking Act or will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act ) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

Additional information

Risk factors continued

In addition, the Bank of England may use the bail-in tool to, among other things, replace or substitute the issuer as obligor in respect of debt instruments, modify the terms of debt instruments (including altering the maturity (if any) and/or the amount of interest payable and/or imposing a temporary suspension on payments) and discontinue the listing and admission to trading of financial instruments. The exercise of the bail-in tool will be determined by the Bank of England which will have discretion to determine whether the institution has reached a point of non-viability or whether the conditions for resolution are met, by application of the relevant provisions of the Banking Act, and involves decisions being taken by the PRA and the Bank of England, in consultation with the FCA and HM Treasury. As a result, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

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

Although the above represents the risks associated with the UK bail-in power currently in force in the UK and applicable to the Group’s securities, changes to the scope of, or conditions for the exercise of the UK bail-in power may be introduced as a result of further political or regulatory developments. In addition, further political, legal or strategic developments may lead to structural changes to the Group, including at the holding company level. Notwithstanding any such changes, the Group expects that its securities would remain subject to the exercise of a form of bail-in power, either pursuant to the provisions of the Banking Act, the BRRD or otherwise.

Additional information

Risk factors continued

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the UK, the Financial Services Compensation Scheme (FSCS) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising levies on the industry, including the Group. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits.

In the event that the FSCS needs to raise additional and unexpected funding, is required to raise funds more frequently or significantly increases the levies to be paid by authorised firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. For example the deposit protection limit increased by £10,000 to £85,000 effective from 30 January 2017, which will result in an increase to the Group’s FSCS levies.

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

The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS Standards, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value.

Additional information

Risk factors continued

At 31 December 2016, the Group carried goodwill of £5.6 billion on its balance sheet. The value in use and fair value of the Group’s cash-generating units are affected by market conditions and the performance of the economies in which the Group operates.

Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, but it has no effect on the Group’s regulatory capital position. Further impairments of the Group’s goodwill could have an adverse effect on the Group’s results and financial condition.

Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group.

In accordance with IFRS Standards, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

In the UK, legislation has been introduced over the past few years which seeks to impose restrictions on the use of certain brought forward tax losses of banking companies.. This has impacted and will continue to impact the extent to which the Group is able to recognise deferred tax assets. Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. Further changes to the treatment of deferred tax assets may impact the Group’s capital, for example by reducing further the Group’s ability to recognise deferred tax assets. The implementation of the rules relating to the UK ring-fencing regime and the resulting restructuring of the Group may further restrict the Group’s ability to recognise tax deferred tax assets in respect of brought forward losses.

Additional information

Description of property and equipment

RBS operates from a number of locations worldwide, principally in the UK. At 31 December 2016 the Royal Bank and NatWest had 257 and 1,058 retail branches, respectively, in the UK. Ulster Bank has a footprint of 110 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. RBS's principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London is 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2016 was £581 million (2015 - £622 million; 2014 - £433 million).

Major shareholders

In December 2008, The Solicitor for the Affairs of Her Majesty's Treasury (HMT) acquired 22,854 million ordinary shares of 25p each representing 57.9% of the company's issued ordinary share capital. During 2009, HMT acquired a further 16,791 million ordinary shares of 25p each raising their holding to 70.3 % of the company's issued ordinary share capital. In December 2009, HMT acquired 51 billion B shares in the company representing the entire issued B share capital. As a result of the ordinary share sub-division and consolidation which took place in June 2012, HMTs holding in the company’s ordinary shares became 3,964 million ordinary shares of £1 each. In August 2015, HMT sold 630 million of the company’s ordinary shares. In October 2015, HMT converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each, resulting in a total shareholding of 8,434 million ordinary shares of £1 each. At 31 December 2016, HM Treasury’s holding in the company’s ordinary shares was 71.3%. As far as the company is aware, there have been no significant changes in the percentage ownership of major shareholders of the company's ordinary shares or preference shares during the three years ended 23 February 2017. All shareholders within a class of the company's shares have the same voting rights. As at 31 December 2016, almost all of the company's US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Our Code of conduct

The Group’s Code of Conduct (Our Code) lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It is available at rbs.com>about us>our values, or without charge, and upon request, by contacting Corporate Governance and Regulatory Affairs at the telephone number listed on page 627. In 2016 we incorporated five new standards of behaviour into Our Code: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the Financial Conduct Authority (FCA), the Prudential Regulatory Authority (PRA) and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. These new conduct rules are part of the changes our UK banking regulators, the PRA and FCA, are making to improve accountability across the financial sector as part of the Individual Accountability Regime. The rules themselves are new, but very much in keeping with the values and behaviours that we are already following across the Group.

Additional information

Iran sanctions and related disclosures

Disclosure pursuant to section 13(r) of the Securities Exchange Act

Section 13(r) of the Securities Exchange Act, as amended by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law. In order to comply with this requirement, the following activities of RBS Group’s affiliates are disclosed in response to section 13(r).

Iranian government payments

During 2016, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, affiliates of RBS Group facilitated a number of payments that were remitted by or to Iranian government-owned entities, including government-owned financial institutions.  The payments made by Iranian government-owned entities were received by non-designated, non-Iranian customers of RBS Group affiliates in relation to the purchase of machinery equipment for a production plant in Iran, sponsorship fees for a business conference, salary payments, legal fees and the cost of purchasing tires.  The payments sent to Iranian government-owned entities were made by non-designated customers of RBS Group affiliates based outside of Iran in relation to legal services (including a refund of legal expenses) and insurance claims. In addition, during 2016, an affiliate of RBS Group received a payment made to one of its customers that is owned/controlled by persons designated under Executive Order 13324.  The payment related to an outstanding obligation.  The customer’s account has since been closed. The funds were returned to customer’s account held by a third party bank. The transactions described in the above paragraphs totalled 101 and resulted in less than the equivalent of £30 in gross revenue to RBS Group per transaction.  RBS Group has not made any profit from these transactions.  RBS Group intends to continue to engage in transactions similar to those described above as long as such transactions are in compliance with applicable sanctions laws and within RBS Group’s risk appetite.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of RBS Group hold eight legacy guarantees entered into between 1998 and 2005, which support arrangements entered into lawfully by affiliates of RBS Group customers with Iranian counterparties.  These legacy guarantees are in favour of Iranian government-owned financial institutions. The affiliates of RBS Group have made considerable efforts to exit and formally cancel the guarantees. However, despite the lifting of EU nuclear proliferation sanctions against Iran these RBS Group affiliates have been unable to do so to date.

RBS Group received no revenue in the reporting period in respect of these legacy guarantees and no other payments were made under these guarantees in 2016.

Clearing System

RBS Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks also participate in some of these clearing systems, which creates the risk that RBS Group could participate in transactions in which such Iranian banks are involved.

Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. BS Group has obtained a license from Her Majesty’s Treasury to participate in local payment and settlement systems in the United Arab Emirates (UAE). RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. RBS Group intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.  No transactions involving Iranian government-owned financial institutions were processed by affiliates of RBS Group in 2016 through the local payment settlement system in the UAE.

Additional information

Iran sanctions and related disclosures continued

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.  In full compliance with applicable laws, and after discussions with relevant sanctions authorities, an affiliate of RBS Group maintained transactional banking facilities on behalf of a UK company (the “Non-Iranian Party”) and a company owned and controlled by the Government of Iran (the “Iranian Party”) in relation to their interest in a joint operating agreement relating to a UK oil and gas field located in the North Sea.

Under authorisation from relevant sanctions authorities, the Non-Iranian Party was able to undertake all transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field.  Under license from relevant sanctions authorities, the affiliate of RBS Group operated a Temporary Management Account to facilitate the transactions relating to these activities for the joint venture.

Following the lifting of EU nuclear proliferation sanctions against Iran, the Iranian Party was no longer subject to UK Sanctions and the monies held in the Temporary Management Account that were due to the Iranian Party were remitted to it, and the Temporary Management Account was closed.  The affiliate of RBS Group has continued to facilitate transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products from the field for the non-Iranian party and other non-Iranian parties, including receiving payments from Iranian parties which involve Iranian government-owned financial institutions. All such payments were made or received in compliance with applicable sanctions and under applicable licenses.

In addition, during 2016, affiliates of RBS Group have also made and received a number of payments connected to the production, sale and transport of Iranian petroleum or related hydrocarbon products.  Some of these transactions have involved Iranian government-owned entities and Iranian government-owned financial institutions. All such payments were made or received in compliance with applicable sanctions and under applicable licenses.

The transactions described in connection with the Iranian Petroleum Industry above totalled 37 and resulted in less than the equivalent of £30 in gross revenue to RBS Group per transaction.  RBS Group has not made any profit from these transactions.  RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws and within RBS Group’s risk appetite.

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

As at 31 December 2016, 17 companies in RBS, spanning a range of financial services sectors (banking, insurance and investment business), were authorised to conduct financial activities in the UK. The UK authorised banks in RBS Group include The Royal Bank of Scotland plc, National Westminster Bank Plc, Coutts & Co and Ulster Bank Limited. Wholesale activities, other than Treasury activities, are concentrated in the NatWest Markets (formerly Corporate and Institutional Banking) business, and are undertaken under the names of The Royal Bank of Scotland plc and National Westminster Bank Plc in Great Britain and by Ulster Bank Limited in Northern Ireland. Retail banking activities in England, Scotland and Wales are managed by the Personal and Business Banking and Commercial and Private Banking businesses. The banking service in the Republic of Ireland is provided by Ulster Bank Ireland DAC, which is supervised by the Central Bank of Ireland and the European Central Bank under the Single Supervisory Mechanism.

Investment management business is principally undertaken by companies in the Commercial and Private Banking business, including Coutts & Co, Adam & Company Investment Management Limited, RBS Asset Management Limited and The Royal Bank of Scotland plc.

RBS is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

United States

The Royal Bank of Scotland Group plc is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the Federal Reserve). Among other things, the Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve. The Group is also required to obtain the prior approval of the Federal Reserve before acquiring directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or holding company. Under current Federal Reserve policy, the Group is required to act as a source of financial strength for its US bank subsidiaries. Among other things, this source of strength obligation could require the Group to inject capital into any of its US bank subsidiaries if any of them became undercapitalised.

Anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by the US government agencies.

RBS’s US bank and non-bank subsidiaries are also subject to supervision and regulation by a variety of other US regulatory agencies. RBS plc’s Connecticut branch and Connecticut representative office are supervised by the Connecticut Department of Banking (CT DoB) and the Federal Reserve Bank of New York (FRB-NY). On 22 December 2016, the CT DoB approved RBS’s application to establish a representative office in the State of Connecticut, which was opened on 1 February 2017. All third-party assets have been removed from the Connecticut branch and it is expected that the branch will be officially closed by the end of Q1 2017. From that point forward, RBS plc’s banking-related activity in the US will be conducted through the representative office.

Additional information

RBS's primary US broker dealer, RBS Securities Inc. (RBSSI) is also subject to regulation and supervision by a number of US regulators. With respect to its securities activities, RBSSI is mainly regulated by the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and various state regulators. The futures activities of RBSSI are subject to regulation and oversight mainly by the US Commodity Futures Trading Commission (CFTC), National Futures Association (NFA) and the Chicago Mercantile Exchange Group (CME). RBSSI is also under the supervision of the FRB-NY.

On 5 December 2016, the RBS investment bank, Corporate and Investment Banking, was renamed “NatWest Markets” and in the US the new name is “NatWest Markets US”. NatWest Markets US includes all legal entities in the US, including RBSSI, RBS plc CT branch and RBS plc CT representative office. NatWest Markets is the marketing name of RBSSI and RBS plc, although RBSSI’s client communications and legal documents continue to name RBSSI as the broker-dealer. The renaming has no impact on RBS’s regional business strategy and product offering, or to any of the US legal entities.

RBS plc is a provisionally registered swap dealer and as such it is subject to oversight by the CFTC and the NFA in the US.

The NatWest Markets US legal entities are subject to extensive regulations from the various US regulators mentioned above, and others, which impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

Other jurisdictions

RBS operates in a number of countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central

Shareholder information

Shareholder information

Financial calendar

Dividends

Payment dates
Cumulative preference shares	31 May and 29 December 2017

Non-cumulative preference shares	31 March, 30 June, 29 September
and 29 December 2017

Ex-dividend date
Cumulative preference shares	4 May 2017

Record date
Cumulative preference shares	5 May 2017

Interim results	4 August 2017

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

Shareholder information

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

Report a scam

If you suspect that you have been approached by fraudsters please tell the FCA using the share fraud reporting form at scamsmart.fca.org.uk, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768.

If you have lost money to investment fraud, you should report it to Action Fraud on 0300 123 2040 or online at www.actionfraud.police.uk.

Find out more at www.scamsmart.fca.org.uk

Shareholder information

Analyses of ordinary shareholders
At 31 December 2016	Shareholdings	Number	%
		of shares
		- millions
Individuals	187,579	105.1	0.9
Banks and nominee companies	5,762	11,684.6	98.8
Investment trusts	65	0.7	—
Insurance companies	74	0.3	—
Other companies	537	8.6	0.1
Pension trusts	25	0.2	—
Other corporate bodies	79	23.7	0.2
	194,121	11,823.2	100.0

Range of shareholdings:
1 - 1,000	168,270	41.5	0.3
1,001 - 10,000	24,335	54.8	0.5
10,001 - 100,000	938	27.7	0.2
100,001 - 1,000,000	372	132.2	1.1
1,000,001 - 10,000,000	154	505.5	4.3
10,000,001 and over	52	11,061.5	93.6
	194,121	11,823.2	100.0

Trading market

Non-cumulative dollar preference shares

The following series of American Depositary shares (ADSs) representing non-cumulative preference shares issued in the US were outstanding at 31 December 2016:

Date of issue	Series of ADS	Number of ADSs/non-cumulative preference shares in issue	Number of registered holders
26 March 1997	F	6,255,408	42
8 February 1999	H	9,687,654	30
30 September 2004	L	30,027,877	16
28 June 2007	S	26,449,040	3
4 October 2007	U	10,130	1

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

In September 2016 and September 2015, the company redeemed in whole the Series R and T, and Series M , N, P and Q non-cumulative preference shares of US$0.01 respectively.

Shareholder information

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

Following a sub-division and one-for-ten consolidation of RBS’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2016, 48.7 million ordinary ADSs were outstanding.

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

		Series F ADSs (1)	Series H ADSs (1)	Series L ADSs (1)	Series S ADSs (1)	Series U ADSs (1)	PROs (1,2)	Ordinary	Ordinary
								Shares (3)	ADSs (4)
		US$	US$	US$	US$	US$	US$	US$	US$
By month
Feb 2017	High	26.42	25.92	25.19	25.62	96.40	116.39	2.59	6.29
	Low	26.03	25.58	24.51	25.26	91.00	115.50	2.23	5.63
Jan 2017	High	26.14	25.78	24.95	25.48	94.75	115.61	2.34	5.90
	Low	25.96	25.43	24.18	25.09	92.54	114.35	2.15	5.41
Dec 2016	High	26.28	25.56	24.53	25.42	95.88	115.09	2.31	5.68
	Low	25.74	25.17	23.80	24.94	90.05	113.81	1.93	4.91
Nov 2016	High	26.07	25.60	25.11	25.30	97.41	118.22	2.13	5.33
	Low	25.68	25.32	24.53	25.05	90.79	115.17	1.83	4.52
Oct 2016	High	25.98	25.73	25.23	25.65	99.75	119.88	1.96	4.83
	Low	25.80	25.42	25.05	25.19	95.75	118.61	1.70	4.20
Sep 2016	High	26.37	26.00	25.85	25.86	101.25	120.83	2.07	5.46
	Low	25.66	25.41	25.08	25.23	96.02	119.33	1.75	4.50

By quarter
2016: Q4	High	26.28	25.73	25.23	25.65	99.75	119.88	2.31	5.68
	Low	25.68	25.17	23.80	24.94	90.05	113.81	1.70	4.20
2016: Q3	High	26.47	26.15	25.85	25.86	101.25	120.83	2.07	5.46
	Low	25.59	25.37	24.74	24.92	92.37	115.29	1.49	4.04
2016: Q2	High	26.54	26.01	25.50	25.77	99.96	118.42	2.56	7.56
	Low	25.11	24.94	23.30	24.04	91.54	114.95	1.72	4.69
2016: Q1	High	25.91	25.86	25.21	25.21	104.50	124.48	2.97	8.73
	Low	24.27	23.79	21.77	21.77	95.54	114.81	2.20	6.20
2015: Q4	High	26.05	25.99	25.09	25.09	106.50	125.04	3.34	10.22
	Low	25.27	25.20	24.10	24.10	103.73	124.08	2.83	8.60
2015: Q3	High	25.81	25.73	25.03	25.38	107.75	125.54	3.66	11.37
	Low	25.34	25.31	24.08	24.82	104.48	124.90	3.08	9.30
2015: Q2	High	26.14	25.74	24.67	25.29	110.25	126.73	3.69	11.52
	Low	25.35	25.29	24.03	24.60	106.50	124.81	3.39	10.17
2015: Q1	High	26.73	25.94	24.62	25.48	110.38	126.62	4.04	12.43
	Low	25.65	25.44	23.50	24.82	104.25	124.66	3.40	10.09

By year
2016	High	26.54	26.15	25.85	25.86	104.50	124.40	2.97	8.73
	Low	24.27	23.79	21.77	21.77	90.05	113.81	1.49	4.04
2015	High	26.73	25.99	25.09	25.48	110.38	127.71	4.04	12.43
	Low	25.27	25.20	23.50	24.10	103.73	117.04	2.83	8.60
2014	High	26.44	25.92	24.05	25.07	107.13	121.97	4.04	12.57
	Low	24.93	24.23	19.89	21.68	97.25	105.04	2.96	9.86
2013	High	25.86	25.55	24.00	24.45	98.50	107.70	3.85	12.35
	Low	24.07	23.52	18.46	20.23	84.00	90.27	2.66	8.15
2012	High	25.35	24.96	23.57	23.31	90.00	100.59	3.25	10.79
	Low	17.60	16.76	15.46	11.83	53.63	66.58	1.97	6.09

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

Shareholder information

On 17 March 2017, the closing price of the ordinary shares on the London Stock Exchange was £2.44, equivalent to $3.02 per ordinary share translated at the Noon Buying Rate of $1.2372 per £1.00, and the closing price of the ordinary ADSs on the NYSE was $6.04.

In addition to the securities referred to above, the Group also issues SEC-registered contingent convertible additional tier 1 capital notes from time to time, which are listed on the Irish Stock Exchange (ISE).

Dividend history
Preference dividends
Amount per share	2016	2016	2015	2014	2013	2012
	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01
- Series F (1)	2.07	1.53	1.25	1.16	1.16	1.21
- Series H (1)	1.81	1.34	1.19	1.10	1.10	1.14
- Series L (1)	1.44	1.06	0.94	0.87	0.87	0.91
- Series M (2)	—	—	0.60	0.97	1.03	0.75
- Series N (2)	—	—	0.60	0.96	1.03	0.74
- Series P (2)	—	—	0.59	0.95	1.01	0.73
- Series Q (2)	—	—	0.63	1.02	1.09	0.79
- Series R (2)	1.00	0.71	0.99	0.93	0.99	0.72
- Series S (2)	1.65	1.22	1.06	1.00	1.07	0.77
- Series T (2)	1.18	0.84	1.17	1.10	1.17	0.85
- Series U (2)	7,640	5,637	4,912	4,637	4,881	2,406
Non-cumulative convertible preference shares of US$0.01
- Series 1 (1)	91.18	67.28	59.66	55.34	55.12	57.86
Non-cumulative preference shares of €0.01
- Series 1 (2)	63.61	46.94	38.64	44.32	45.76	44.65
- Series 2 (2)	54.21	40.00	37.27	42.31	44.83	42.25
- Series 3 (2)	4,110	3,033	2,533	2,833	3,027	2,813
Non-cumulative convertible preference shares of £0.01
- Series 1 (1)	100.11	73.87	73.87	73.87	73.87	73.87
Non-cumulative preference shares of £1
- Series 1 (2)	38.76	28.60	29.04	29.01	28.42	89.62

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

The following discussion assumes that the company was not a passive foreign investment company for the taxable year ended 31 December 2016 - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 421.

Shareholder information

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

A US Holder will, upon the sale or other disposition of an ordinary share, an ordinary ADS or a preference ADS, or upon the redemption of preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding, in the case of preference ADSs, any amounts attributable to declared but unpaid dividends, which will generally be treated as dividends for U.S. federal income tax purposes and excluding, in the case of a redemption, any amount otherwise treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year. The deductibility of capital losses is subject to limitations.

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

United Kingdom

Taxation of payments on the PROs

Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. With effect from 1 January 2016, the PROs are expected to fall within the exemption from withholding tax provided for in the Taxation of Regulatory Capital Securities Regulations 2013 (as amended by the Taxation of Regulatory Capital Securities (Amendment) Regulations 2015). Further, payments of interest will not be subject to withholding or deduction for or on account of UK tax as long as the PROs continue to be listed on a ‘recognised stock exchange’ within the meaning of section 1005 of the Income Tax Act 2007, such as the main market of the New York Stock Exchange. In all other cases, an amount must be withheld on account of UK income tax at the basic rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation does not apply to payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

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

Shareholder information

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable 'look-through rules', either (i) at least 75% of its gross income is 'passive income' or (ii) at least 50% of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2016 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company's possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares, ordinary ADSs, preference ADSs or PROs. If the company were to be treated as a PFIC for any taxable year during which a US Holder owns ordinary shares, ordinary ADSs, preference ADSs or PROs, US Holders would generally be subject to adverse US federal income tax consequences and certain reporting obligations. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company's ordinary shares, ordinary ADSs, preference ADSs or PROs.

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

In October 2015, HMT converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each.

Shareholder information

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

Shareholder information

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

“Stop Date” means the date on which the Series 1 Class B Dividend Trigger Event occurs.

The final dividend payment on the Dividend Access Share (DAS) owned by HMT of £1.2 billion was paid in March 2016, effecting the immediate retirement of the DAS which was redesignated as a single B share and subsequently cancelled.

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

In October 2015, HMT converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each.

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

The final dividend payment on the Dividend Access Share (DAS) owned by HMT of £1.2 billion was paid in March 2016, effecting the immediate retirement of the DAS which was redesignated as a single B share and subsequently cancelled.

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

In October 2015, HMT converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each.

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

The final dividend payment on the Dividend Access Share (DAS) owned by HMT of £1.2 billion was paid in March 2016, effecting the immediate retirement of the DAS which was redesignated as a single B share and subsequently cancelled.

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

In October 2015, HMT converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each.

Additional Value Shares

In December 2003, following the payment of aggregate dividends of £1 in respect of each AVS, all issued and outstanding AVSs were de-listed from the Official List and from trading on the London Stock Exchange’s market for listed securities and converted into non-voting deferred shares of £0.01 each.

Shareholder information

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

Shareholder information

Documents on display

Documents concerning the company may be inspected at 36 St Andrew Square, Edinburgh, EH2 2YB.

Executive directors’ service contracts and copies of directors’ indemnities granted by the company in terms of section 236 of the Companies Act 2006 may be inspected at the company’s office at Gogarburn, Edinburgh, EH12 1HQ (telephone +44 (0)131 626 4114).

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

Abbreviations and acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
ALCo	Asset and Liability Management Committee
AQ	Asset quality
AT1	Additional Tier 1
BCBS	Basel Committee on Banking Supervision
BoE	Bank of England
C&RA	Conduct & Regulatory Affairs
CDO	Collateralised debt obligation
CDS	Credit default swap
CEC	Control Environment Certification
CET1	Common equity tier 1
CFG	Citizens Financial Group Inc.
CIB	Corporate & Institutional Banking
CLO	Collateralised loan obligation
CMBS	Commercial mortgage-backed securities
CPB	Commercial & Private Banking
CRD	Capital Requirements Directive
CRE	Commercial real estate
CVA	Credit valuation adjustment
DFV	Designated as at fair value through profit or loss
DVA	Debit valuation adjustment
EAD	Exposure at default
EBA	European Banking Authority
EC	European Commission
ECB	European Central Bank
ECL	Expected credit losses
EMEA	Europe, the Middle East and Africa
ERF	Executive Risk Forum
EU	European Union
FCA	Financial Conduct Authority
FI	Financial institution
FSA	Financial Services Authority
FSB	Financial Stability Board
FSCS	Financial Services Compensation Scheme
FVTPL	Fair value through profit or loss
GDP	Gross domestic product
GSIB	Global systemically important bank
HFT	Held-for-trading
HMT	HM Treasury
HTM	Held-to-maturity
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards

Abbreviations and acronyms

ILAAP	Internal Liquidity Adequacy Assessment Process
IPV	Independent price verification
IRC	Incremental risk charge
IRHP	Interest rate hedging product
L-SREP	Liquidity Supervisory Review and Evaluation Process
LAR	Loans and receivables
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LGD	Loss given default
LTI	Long term incentive awards
LTV	Loan-to-value
MDA	Maximum distributable amount
MREL	Minimum requirement for own funds and eligible liabilities
MRM	Model risk management
NI	Northern Ireland
NSFR	Net stable funding ratio
NTIRR	Non-traded interest rate risk
NWM	NatWest Markets
PBB	Personal & Business Banking
PD	Probability of default
PPI	Payment Protection Insurance
PRA	Prudential Regulation Authority
RBSG	The Royal Bank of Scotland Group plc
RCR	RBS Capital Resolution
REIL	Risk elements in lending
RFB	Ring-fenced banking entities
RFS	RFS Holdings B.V.
RMBS	Residential mortgage-backed securities
RNIV	Risks not In VaR
ROI	Republic of Ireland
RoW	Rest of the World
RWA	Risk-weighted asset
SE	Structured entity
SEC	US Securities and Exchange Commission
SME	Small and medium-sized enterprise
SVaR	Stressed value-at-risk
TLAC	Total loss absorbing capacity
TSR	Total Shareholder Return
UBI DAC	Ulster Bank Ireland Designated Activity Company
UK	United Kingdom
UKFI	UK Financial Investments Limited
US/USA	United States of America
VaR	Value-at-risk

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

Glossary of terms

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

Expected credit loss (ECL, an IFRS 9 accounting measure) – generally is the weighted average of credit losses; for collectively assessed portfolios it is the product of the exposure, probability of default at the reporting date and the lifetime loss given default.  At initial recognition of a financial asset, an allowance is made for the 12 month expected credit loss, using the probability of default in the first 12 months only.  On a significant increase in credit risk, the expected credit loss is increased to the lifetime probability of default.  ECL is applied to exposures to all financial assets and contractual facilities whose performance is not recognised at fair value in the income statement.

Expected loss (EL, a regulatory measure) – is the product of the regulatory credit exposure, the probability of default over the next 12 months, averaged through an economic cycle, and the downturn loss given default.  It is applied to exposures whether performance is recognised in income or reserves. Credit exposures include all financial assets, customer facilities and are subject to regulatory overlays.

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

Glossary of terms

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

Internal Liquidity Adequacy Assessment Process (ILAAP) an ongoing exercise as part of the PRA’s regulatory framework to comply with best practice and regulatory standards for liquidity management.

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

Key management  - members of the RBS Executive Committee.

L-SREP - An annual Liquidity Supervisory Review and Evaluation Process with the PRA, that involves a comprehensive review of the RBS ILAAP, liquidity policies and risk management framework.

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

Glossary of terms

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

Minimum requirement for own funds and eligible liabilities (MREL) – Tier 1 and Tier 2 capital plus specific loss absorbing instruments, including senior notes, that may be used to cover certain gone concern requirements in the EU.

Monoline insurers (monolines) -  entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Model Risk Management - performs independent model validation for material models where necessary.

Mortgage-backed securities - asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Mortgage servicing rights - the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Glossary of terms

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

Glossary of terms

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

Residential mortgage backed securities (RMBS) - asset-backed securities for which the underlying asset portfolios are residential mortgages. RBS RMBS classifications, including prime, non-conforming and sub-prime, reflect the characteristics of the underlying mortgage portfolios. RMBS are classified as prime RMBS where the loans have low default risk and are made to borrowers with good credit records and reliable payment histories and there is full documentation. Non-conforming RMBS include US Alt-A RMBS, together with RMBS in jurisdictions other than the US where the underlying mortgages are not classified as either prime or sub-prime. Classification of RMBS as subprime or Alt-A is based on Fair Isaac Corporation (FICO) scores, level of documentation and loan-to-value ratios of the underlying mortgage loans. US RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%. In other jurisdictions, RMBS are classified as sub-prime if the mortgage portfolio comprises loans with one or more high risk characteristics such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

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

Glossary of terms

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

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Index

Accounting
Accounting developments	396
Accounting policies	385
Critical accounting policies	394

Approval of accounts	380

Asset-backed securities	344

Audit Committee
Letter from the Chairman of the Group Audit Committee	79
Report of the Group Audit Committee	81

Auditors
Auditor’s remuneration	412
Report of Independent Registered Public Accounting Firm	376

Available-for-sale financial assets
Accounting policies	396
Notes on the consolidated accounts	415

Average balance sheet	495

Balance sheet
Business review	213
Consolidated	380

Board Risk Committee report
Letter from the Chairman of the Board Risk Committee	88
Report of the Board Risk Committee	90

Business divestments
Business review	171
Notes on the consolidated accounts	442

Capital adequacy
Capital ratios	246
Capital resources	134, 246, 247
Notes on the consolidated accounts	457

Index

Capital Resolution	56, 172, 206, 477

Capital and risk management
Business risk	270
Capital management	230
Conduct and regulatory risk	272
Credit risk	286
Credit risk: balance sheet analysis	332
Liquidity and funding risk	255
Market risk	349
Operational risk	276
Pension risk	282
Reputational risk	271

Cash flow statement
Business review	215
Consolidated	384
Discontinued operations	443
Notes on the consolidated accounts	475

Central functions/items	212, 477

Chairman
Chairman’s statement	7
Letter from the Chairman	66

Chief Executive’s review	11

Commercial Banking	50, 172, 192, 477

Commercial & Private Banking	50, 172, 192, 477

Consolidated financial statements
Consolidated balance sheet	380
Consolidated cash flow statement	384
Consolidated income statement	378
Consolidated statement of changes in equity	381
Consolidated statement of comprehensive income	379
Notes on the consolidated accounts	402

Contingent liabilities and commitments	458

Corporate governance
Compliance report	150
Governance at a glance	57
Risk governance	254
The Board and its committees	59

Index

Debt securities
Capital and risk management	342
Notes on the consolidated accounts	437

Deposits
Customer accounts	416
Deposits by banks	416

Derivatives
Capital and risk management	346
Notes on the consolidated accounts	435

Directors
Biographies	59
Interests in shares	135
Remuneration	122
Remuneration policy	113
Report of the directors	156
Service contracts and termination	120

Discontinued operations
Notes on the consolidated accounts	442

Disposal groups
Notes on the consolidated accounts	442

Earnings per share
Additional information	493
Business review	174
Notes on the consolidated accounts	414

Employees
Headcount	404
Notes on the consolidated accounts	404
Report of the directors	160
Variable compensation	406

Financial instruments
Accounting policies	390
Critical accounting policies	396
Notes on the consolidated accounts	415

Financial Services Compensation Scheme	459

Index

Financial summary	492

Forbearance	302, 318

Forward-looking statements	1

Glossary of terms	610

Going concern
Report of the directors	164

Goodwill
Critical accounting policies	394
Notes on the consolidated accounts	439

Group Performance and Remuneration Committee
Directors’ remuneration report	101
Letter from the Chair of the Group Performance and Remuneration Committee	102

Impairment
Accounting policies	390
Business review	181
Critical accounting policies	395
Notes on the consolidated accounts	434

Income statement
Business review	174
Consolidated	378

Intangible assets
Accounting policies	387
Segmental analysis of goodwill	480
Notes on the consolidated accounts	439

Litigation, investigations and reviews	459

Loans and advances
Loans and advances to banks	415
Loans and advances to customers	415

Material contracts	505

NatWest Markets	54, 172, 201, 477

Index

Net interest income
Business review	175
Notes on the consolidated accounts	402

Non-interest income
Business review	177
Notes on the consolidated accounts	402

Operating expenses
Business review	179
Notes on the consolidated accounts	403

Payment Protection Insurance
Notes on the consolidated accounts	444
Critical accounting policies	394

Pensions
Accounting policies	386
Notes on the consolidated accounts	407
Pension risk	282, 521, 523

Personal & Business Banking	47, 172, 183, 478

Post balance sheet events	483

Potential problem loans	501

Presentation of information	172

Principal risks and uncertainties
Risk factors	509

Private Banking	50,172,197

Provisions
Accounting policies	385
Additional information	498
Notes on the consolidated accounts	434, 444

Related parties	483

Risk elements in lending
Additional information	501
Capital and risk management	340

Risk-weighted assets	234

Index

Segmental reporting
Business review	183
Description of business	172
Notes on the consolidated accounts	478

Services and Functions	172, 478

Share-based payments
Accounting policies	401
Notes on the consolidated accounts	404

Share capital
Notes on the consolidated accounts	449

Shareholder information
Analysis of ordinary shareholders	587
Shareholder enquiries	586

Short-term borrowings	504

Statement of changes in equity
Consolidated	381

Statement of comprehensive income
Consolidated	379

Statement of directors’ responsibilities	170

Strategic report	1

Subordinated liabilities
Notes on the consolidated accounts	447

Sustainability
Letter from the Chairman of the Sustainable Banking Committee	96
Report of the Sustainable Banking Committee	97
Building a more sustainable bank	29

Tax
Accounting policies	389
Business review	182
Critical accounting policies	395
Notes on the consolidated accounts	413
Notes on the consolidated accounts - deferred tax	445

UK Personal & Business Banking	47, 172, 183, 478

Ulster Bank RoI	47, 172, 188, 478

Value-at-risk (VaR)	367

Variable compensation
Notes on the consolidated accounts	406

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

Website: www.mybnymdr.com

Corporate Governance and Regulatory Affairs

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

Shareholder information

Principal offices

The Royal Bank of Scotland Group plc

PO Box 1000 Gogarburn Edinburgh EH12 1HQ

Telephone: +44 (0)131 626 0000

The Royal Bank of Scotland plc

PO Box 1000 Gogarburn Edinburgh EH12 1HQ

280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc

135 Bishopsgate London EC2M 3UR

Ulster Bank Limited

11-16 Donegall Square East Belfast BT1 5UB

George's Quay Dublin 2

RBS Holdings USA Inc.

600 Washington Blvd

Stamford CT

06901 USA

Coutts & Company

440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited

Royal Bank House 71 Bath Street

St Helier Jersey Channel Islands JE4 8PJ

RBS Holdings N.V.

Gustav Mahlerlaan 350

Amsterdam

1082 ME

The Netherlands

Shareholder information

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
2.4

Neither The Royal Bank of Scotland Group plc nor The Royal Bank of Scotland plc is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. Each of The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission

4.1(5)	Service agreement for Ross McEwan, Group Chief Executive, dated September 2013
4.2(6)	Service Agreement for Ewen Stevenson, Chief Financial Officer, dated May 2014
4.3(7)	Letter of Appointment for Howard Davies, Non-Executive Director and Chairman, dated February 27, 2015
4.4(7)	Letter of Appointment for Michael Rogers, Non-Executive Director, dated January 2016
4.5	Letter of Appointment for Frank Dangeard, Non-Executive Director, dated 16 May 2016
4.6	Letter of Appointment for Mark Seligman, Non-Executive Director, dated 23 February 2016
4.7(8)	Standard Terms of Appointment for Non-Executive Directors
4.8(9)	Form of Deed of Indemnity for Directors
4.9(7)	Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated January 26, 2016
4.10(10)	Acquisition and contingent capital agreement dated 26 November 2009 among The Royal Bank of Scotland Group plc and The Commissioners of Her Majesty’s Treasury
4.11(10,11)	State Aid Commitment Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.12(10,11)	State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.13(5,11)	Revised State Aid Commitment Deed dated 9 April 2014 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.14(5,11)	Dividend Access Share Retirement Agreement, dated 9 April 2014 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.15(6)	Relationship Agreement, dated November 7, 2014 among Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
7.1	Statement regarding computation of ratio of earnings to fixed charges
8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm (Deloitte LLP)
15.2	Consent of independent registered public accounting firm (Ernst & Young LLP)

Shareholder information

Notes:

(1)	Previously filed and incorporated by reference to Exhibit 1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012 (File No. 1-10306)
(2)	Previously filed and incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)
(3)

Previously filed and incorporated by reference to the prospectus filed pursuant to Rule 424(b)(3) (filed on 7 June 2012) relating to the Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)

(4)	Previously filed and incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306)
(5)	Previously filed and incorporated by reference to Exhibit 4.1, 4.11, 4.12, 4.13 and 4.14 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 (file No. 1-10306)
(6)	Previously filed and incorporated by reference to Exhibit 4.2, and 4.12, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (File No. 1-10306)
(7)	Previously filed and incorporated by reference to Exhibit 4.3, 4.4 and 4.6, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306)
(8)

The terms of the letters of appointment of current non-executive directors, which have previously been filed as exhibits to The Group’s annual reports, have been amended to reflect changes to the Standard Terms of Appointment of Non-Executive Directors, attached as an exhibit hereto.

(9)

Previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2006 (file No. 1-10306) except that the sentence “PROVIDED THAT this Indemnity is given subject to the provisions of Section 309A Company Act 1985” has been replaced with “PROVIDED THAT this Indemnity is given subject to the provisions of Section 234 Company Act 2001”

(10)	Previously filed and incorporated by reference to Exhibit 4.19, 4.24 and 4.25, respectively, to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)
(11)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

Shareholder information

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Ewen Stevenson

Ewen Stevenson

Chief Financial Officer

24 March 2017