Form 20-F
period 2017-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2018-03-29
CIK 844150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                                          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class	registered

American Depositary Shares, each representing 2 ordinary shares, nominal value £1 per share	New York Stock Exchange*
Ordinary shares, nominal value £1 per share
American Depositary Shares Series S and U each representing one Non-Cumulative Dollar Preference Share, Series S and U respectively	New York Stock Exchange*
Dollar Perpetual Regulatory Tier 1 Securities	New York Stock Exchange
4.70% Subordinated Notes due 2018	New York Stock Exchange
5.625% Senior Notes due 2020	New York Stock Exchange
6.125% Senior Notes due 2021	New York Stock Exchange
6.125% Subordinated Tier 2 Notes due 2022	New York Stock Exchange
6.000% Subordinated Tier 2 Notes due 2023	New York Stock Exchange
6.100% Subordinated Tier 2 Notes due 2023	New York Stock Exchange
3.875% Senior Notes due 2023	New York Stock Exchange
3.498% Senior Notes due 2023	New York Stock Exchange
Senior Floating Rate Notes due 2023	New York Stock Exchange
5.125% Subordinated Tier 2 Notes due 2024	New York Stock Exchange
Leveraged CPI Linked Securities due January 13, 2020	NYSE MKT

*                 Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares or non-cumulative dollar preference shares, as applicable, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2020   Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2021   Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025   Irish Stock Exchange

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)

Ordinary shares of £1 each

11% cumulative preference shares

5½% cumulative preference shares

Non-cumulative dollar preference shares, Series S and U

Non-cumulative euro preference shares, Series 1 to 3

Non-cumulative sterling preference shares, Series 1

11,964,564,553 500,000 400,000 26,459,170 2,044,418 54,442

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP

☒  International Financial Reporting Standards as issued by the International Accounting Standards Board

☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information Selected financial data Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	119-121, 127, 130-131, 235-241, 333-344 Not applicable Not applicable 46-48, 349-379
4	Information on the Company History and development of the Company Business overview Organisational structure Property, plant and equipment	2, 108-112, 117, 244-245, 287-288, 303, 381, 393-394, 414 1-49, 108-114, 117-118, 120, 160-166, 322, 383 2, 108, 117, Exhibit 8.1 12, 30-31, 244, 287-288, 381
4a	Unresolved Staff Comments	Not applicable
5

Operating and Financial Review and Prospects

Operating results

Liquidity and capital resources

Research and development, patents, licences etc

Trend information

Off-balance sheet arrangements

Tabular disclosure of contractual obligations

1-28, 116-150, 208-230 8, 13-18, 214-215, 256-264, 317 18, 127-130, 163-178, 211, 237-241, 281-285, 294-295 Not applicable 1-18, 30-31, 39-48, 117-118 169, 179, 303-316 174-177, 299, 303
6	Directors, Senior Management and Employees Directors and senior management Compensation Board practices Employees Share ownership	49, 51-56, 113-114 84-105, 260-264, 323 49, 51-82, 113-114 34-35, 110-111, 257 87-105, 243, 259
7	Major Shareholders and Related Party Transactions Major shareholders Related party transactions Interests of experts and counsel	113-114, 324, 346-347, 381 324, 346-347 Not applicable
8	Financial Information Consolidated statements and other financial information Significant changes	117-150, 235-331 2, 113-114, 325
9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders Dilution Expenses of the issue	296-298, 390-391 Not applicable 107, 387-388 Not applicable Not applicable Not applicable
10

Additional information

Share capital

Memorandum and articles of association

Material contracts

Exchange controls

Taxation

Dividends and paying agents

Statement of experts

Documents on display

Subsidiary information

Not applicable 394-402 346-347 395 392-393 Not applicable Not applicable 402 Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	152-162, 179-221, 268-284, 333-344
12	Description of Securities other than Equity Securities	348

SEC Form 20-F cross reference guide continued

Item	Item Caption	Pages
PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	48, 65, 69, 106, 234, Exhibits 12.1 and 12.2
16	[Reserved]
16a	Audit Committee financial expert	67
16b	Code of ethics	33, 111-112, 381
16c	Principal Accountant Fees and services	65-66, 265
16d	Exemptions from the Listing Standards	Not applicable
16e	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16f	Change in Registrant’s Certifying Accountant	Not applicable
16g	Corporate Governance	49, 57-62, 99-100
16h	Mine Safety Disclosure	Not applicable

PART III
17	Financial Statements	Not applicable
18	Financial Statements	232-331
19	Exhibits	415-416

Strategic Report		Detailed information
Forward-looking statements	01	Governance	50
Presentation of information	02	Business review	116
Recent developments	03	Capital and risk management	151
2017 performance highlights	04	Financial statements	231
Chairman’s statement	07	Additional information	332
Chief Executive’s review	10	Shareholder information	384
2017 performance summary	13	Abbreviations and acronyms	403
Segmental highlights	15	Glossary of terms	404
Our business model and strategy	20	Index	411
Our Strategy	20	Important addresses	414
Our Structure	22
Our Brands	24
Building a more sustainable bank	25
Our approach	27
Our Values	27
Our Stakeholders	29
Our Colleagues	34
Our Customers	37
Our operating environment	39
Key influences in our operating environment	39
Key economic indicators	45
Risk overview	46
Governance at a glance	49

Forward-looking statements

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

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBS’s transformation programme, including the further restructuring of the NatWest Markets franchise; the satisfaction of the Group’s residual EU State Aid obligations; the continuation of RBS’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; RBS’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promoter Score (NPS); sustainability matters, including targets; and employee engagement and gender balance in leadership positions.

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

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out on pages 349 to 379 of this document and other risk factors and uncertainties discussed in this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is or may be subject to and any resulting material adverse effect on RBS of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from Brexit and from the outcome of general elections in the UK and changes in government policies; RBS’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBS’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring-fencing regime and related costs; RBS’s ability to successfully implement the various initiatives that are comprised in its restructuring and transformation programme, particularly the proposed further restructuring of the NatWest Markets franchise, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBS will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the dependence of the Group’s operations on its IT systems; the exposure of RBS to cyber-attacks and its ability to defend against such attacks; RBS’s ability to achieve its capital, funding, liquidity and leverage requirements or targets which will depend in part on RBS’s success in reducing the size of its business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBS’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS, RBS entities or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring and transformation initiatives being concurrently implemented; the potential negative impact on RBS’s business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny  (including by competition authorities) and the increasingly regulated environment in which RBS operates as well as divergences in regulatory requirements in the jurisdictions in which RBS operates; the risks relating to RBS’s IT systems or a failure to protect itself and its customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position, including on any requisite management buffer; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; RBS’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the value and effectiveness of any credit protection purchased by RBS;

risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements or adversely impact its capital position; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the application of stabilisation or resolution powers in significant stress situations;  contribution to relevant compensation schemes; the execution of the run-down and/or sale of certain portfolios and assets; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

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

Presentation of information

In this document, and unless specified otherwise, the term ‘company’ ‘Bank’ or ‘RBSG’ means The Royal Bank of Scotland Group plc, ‘RBS’, ‘RBS  Group’ or the ‘Group’ means the company and its subsidiaries, ‘the Royal Bank’ or ‘RBS plc’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

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

Any information contained on websites linked or reports referenced in this annual report on Form 20-F is for information only and shall not be deemed to be incorporated by reference herein.

Segmental reporting

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime, the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed, for full details see the Report of the directors.

RBS Group ring-fencing

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is RBS’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets Plc (NatWest Markets) will be a separate non ring-fenced bank and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will also be placed outside the ring-fence, both as direct subsidiaries of RBSG.

On 1 January 2017, RBS made a number of key changes to the legal hierarchy of its subsidiaries to support the move towards a ring-fenced structure. As part of continuing preparation to deliver a fully compliant ring-fencing structure by 1 January 2019, it plans to undertake a further series of actions.  For further details of these actions see the Report of the directors.

Non-GAAP financial information

RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (‘GAAP’). This document contains a number of non-GAAP (or non-IFRS) financial measures. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP financial measure.

The non-GAAP financial measures used in this document generally exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison.

These measures are used internally by management, in conjunction with IFRS financial measures, to measure performance and make decisions regarding the future direction of the business. Management believes these non-GAAP financial measures, when provided in combination with reported IFRS results, provide helpful supplementary information for investors. These non-GAAP financial measures are not a substitute for and should be read in conjunction with reported IFRS financial measures.

The main non-GAAP financial measures used in this document include:

•                  ‘Adjusted’ measures of financial performance, principally operating profit, operating expenses, total income and other performance measures before: own credit adjustments; gain or loss on redemption of own debt; strategic disposals, restructuring costs, litigation and conduct costs and write down of goodwill;

•                  Certain performance ratios based on the adjusted performance measures described above, including the adjusted cost:income ratio (calculated using adjusted operating income and costs), adjusted return on equity ratio (calculated using adjusted operating profit) and the 2017 cost saving progress and targets (calculated using operating expenses excluding litigation and conduct costs, restructuring costs, write down of goodwill, the impairment of other intangible assets, the operating costs of Williams & Glyn and theVAT recovery)

•                  Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UKPBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking (see page 109 for further details on segmental reporting including business descriptions and details of segmental reorganisation and business transfers); and

Reconciliations of these non-GAAP financial measures to the closest equivalent GAAP measure are presented throughout this document and in the 2017 performance on page 6.

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

Presentation of information

Recent developments

Ring-fencing Transfer scheme

As announced on 22 March 2018, the Court of Session in Edinburgh has approved the application made in November 2017 to initiate the first Ring-fencing Transfer Scheme as detailed on page 108.

FX antitrust litigation

As previously disclosed, RBS is among the defendants in an FX-related antitrust class action on behalf of ‘consumers and end-user businesses’ harmed by alleged collusion in the FX spot market. On 12 March 2018, the United States District Court for the Southern District of New York denied defendants’ motion to dismiss the plaintiffs’ amended complaint, holding that plaintiffs have adequately alleged antitrust standing, and denied defendants’ request to take an immediate appeal from that decision. On 23 March 2018, the same court denied a motion by RBS and certain other defendants to dismiss the complaint for lack of personal jurisdiction.

In addition, as previously disclosed, RBS is among the defendants in a separate consolidated FX-related antitrust class action on behalf of ‘indirect purchasers’ who were allegedly  indirectly affected  by FX instruments that others entered into with the defendant banks. On 15 March 2018, the United States District Court for the Southern District of New York granted RBS and the other defendants’ motion to dismiss on a number of grounds, including failure to plead proximate cause and antitrust standing.

Interest rate hedging products litigation

As previously disclosed, Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both interest rate hedging products (IRHP) mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the High Court dismissed all of PAG’s claims. PAG appealed that decision, and the Court of Appeal’s judgment was handed down on 2 March 2018. RBS was successful on all grounds. The decision (subject to any further appeal by PAG) may have significance for other similar IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

RMBS and other securitised products investigations

On 6 March 2018, the New York Attorney General announced that it had resolved its investigation of RBS’s issuance and underwriting of residential mortgage-backed securities. RBS Financial Products Inc. will pay US $100 million to the State of New York, and provide US $400 million of consumer relief credits at a cost of approximately US $130 million. The cost of the settlement is covered by existing provisions.

Governance and risk management consent order

As previously disclosed, in July 2011, RBS, RBS plc, and RBS N.V. agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (‘the Order’) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. On 8 March 2018, the Federal Reserve Board announced that it had terminated RBS entities’ obligations to the Federal Reserve Board under the Order. On 23 March 2018, the Illinois Department of Financial and Professional Regulation also notified RBS that it had terminated RBS entities’ obligations to it under the Order.

2017 performance highlights

RBS reported an operating profit before tax of £2,239 million for 2017 and its first profit attributable to shareholders in ten years, of £752 million.

RBS delivered against its targets to increase income, reduce costs and use less capital across its businesses. In addition, RBS made substantive progress on resolving its remaining legacy issues. Net loans and advances growth of 2.2% across PBB, CPB and RBSI(1,2,3) was lower than target, however, the bank made greater progress than anticipated on RWA reductions.

Common Equity Tier 1 (CET1) ratio of 15.9% increased by 2.5 percentage points during 2017 and remains ahead of our 13% target.

We retain our target of achieving a sub 50% cost:income ratio and above 12% return on equity by 2020(4).

Note:

(1)              Including the impact of transfers. See notes on page 16 for further details.

(2)              Net loans and advances – UK PBB up from £132.2 billion, 6.9% to £141.3 billion, Ulster Bank RoI up from £18.9 billion, 3.2% to £19.5 billion, Commercial Banking down from £100.1 billion, 4.9% to £95.2 billion, Private Banking up from £12.2 billion, 12.3% to £13.7 billion and RBSI down from £8.8 billion, 3.4% to £8.5 billion.

(3)              Personal & Business Banking consists of the reportable segments UK Personal & Business Banking (UK PBB) and Ulster Bank RoI and Commercial & Private Banking consists of the reportable segments Commercial Banking and Private Banking. RBSI is a separate reportable segment.

(4)              The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the Risk Factors section on pages 349 to 379. These statements constitute forward looking statements; refer to Forward Looking Statements on pages 1 to 2 of this document

Notes:

(1)              Including the impact of transfers. See notes on page 16 for further details.

(2)              Net loans and advances – UK PBB up from £132.2 billion, 6.9% to £141.3 billion, Ulster Bank RoI up from £18.9 billion, 3.2% to £19.5 billion, Commercial Banking down from £100.1 billion, 4.9% to £95.2 billion, Private Banking up from £12.2 billion, 12.3% to £13.7 billion and RBSI down from £8.8 billion, 3.4% to £8.5 billion.

(3)              Personal & Business Banking consists of the reportable segments UK Personal & Business Banking (UK PBB) and Ulster Bank RoI and Commercial & Private Banking consists of the reportable segments Commercial Banking and Private Banking. RBSI is a separate reportable segment.

(4)              Based on end-point Capital Requirements Regulation (CRR) Tier 1 capital and leverage exposure under the CRR Delegated Act.

(5)              Refer to income statement reconciliations on page 6.

(6)              Criticality 1 incidents are defined as having an adverse impact on segment’s customers, employees or third parties.

(7)              Operating expenses excluding litigation and conduct costs £1,285 million (2016 - £5,868 million), restructuring costs £1,565 million (2016 - £2,106 million), and VAT recoveries of £86 million (2016 - £227 million).

(8)              Operating expenses excluding litigation and conduct costs £1,285 million (2016 - £5,868 million), restructuring costs £1,565 million (2016 - £2,106 million). Operating lease depreciation included in income of £142 million (December 2016 - £141 million). Income excluding own credit adjustments £69 million loss (2016 – £180 million gain), loss on redemption of own debt £7 million (2016 – £126 million), and strategic disposals £347 million (2016 - £164 million).

(9)              Includes people supported through the following enterprise programmes during 2017: The Prince’s Trust, Skills & Opportunities Fund and Entrepreneurial Spark.

Segmental summary income statements

		PBB		CPB
			Ulster
		UK	Bank			RBS	NatWest	Central items	Total
		PBB	RoI	Commercial Banking	Private Banking	International	Markets	& other	RBS
	2017	£m	£m	£m	£m	£m	£m	£m	£m

	Total income - statutory	6,477	604	3,484	678	389	1,050	451	13,133
	Own credit adjustments	—	3	—	—	—	66	—	69
	Loss on redemption of own debt	—	—	—	—	—	—	7	7
	Strategic disposals	—	—	—	—	—	(26)	(321)	(347)

	Total income - adjusted	6,477	607	3,484	678	389	1,090	137	12,862

Operating expenses	- statutory	(3,829)	(676)	(2,014)	(529)	(219)	(2,201)	(933)	(10,401)
Restructuring costs	- direct	79	27	48	20	5	319	1,067	1,565
	- indirect	382	29	119	25	4	117	(676)	—
	Litigation and conduct costs	210	169	33	39	8	237	589	1,285

	Operating expenses - adjusted	(3,158)	(451)	(1,814)	(445)	(202)	(1,528)	47	(7,551)
	Impairment (losses)/releases	(235)	(60)	(362)	(6)	(3)	174	(1)	(493)
	Operating profit/(loss) - adjusted	3,084	96	1,308	227	184	(264)	183	4,818

	Additional information
	Return on equity (1)	23.7%	(5.0%)	6.6%	6.4%	11.2%	(9.0%)	nm	2.2%
	Return on equity - adjusted (1,2)	30.7%	3.6%	8.2%	11.3%	12.6%	(3.7%)	nm	8.8%
	Cost income ratio	59.1%	111.9%	56.0%	78.0%	56.3%	nm	nm	79.0%
	Cost income ratio - adjusted (2)	48.8%	74.3%	50.0%	65.6%	51.9%	140.2%	nm	58.2%

	2016
	Total income - statutory	6,127	576	3,415	657	374	1,212	229	12,590
	Own credit adjustments	—	(3)	—	—	—	(187)	10	(180)
	Loss on redemption of own debt	—	—	—	—	—	—	126	126
	Strategic disposals	—	—	—	—	—	81	(245)	(164)

	Total income - adjusted	6,127	573	3,415	657	374	1,106	120	12,372
Operating expenses	- statutory	(4,276)	(669)	(2,467)	(549)	(174)	(2,824)	(5,235)	(16,194)
Restructuring costs	- direct	46	38	25	7	2	75	1,913	2,106
	- indirect	198	2	83	30	3	115	(431)	—
	Litigation and conduct costs	634	172	423	1	—	550	4,088	5,868

	Operating expenses - adjusted	(3,398)	(457)	(1,936)	(511)	(169)	(2,084)	335	(8,220)
	Impairment releases/(losses)	(125)	113	(206)	3	(10)	(253)	—	(478)
	Operating profit/(loss) - adjusted	2,604	229	1,273	149	195	(1,231)	455	3,674

	Additional information
	Return on equity (1)	16.2%	0.7%	4.1%	5.6%	13.8%	(12.5%)	nm	(17.9%)
	Return on equity - adjusted (1,2)	25.1%	8.4%	8.4%	7.8%	14.2%	(8.7%)	nm	1.6%
	Cost income ratio	69.8%	116.1%	71.0%	83.6%	46.5%	nm	nm	129.0%
	Cost income ratio - adjusted (2)	55.5%	79.8%	54.8%	77.8%	45.2%	188.4%	nm	66.0%

	2015
	Total income - statutory	6,033	550	3,254	644	367	2,066	9	12,923
	Own credit adjustments	—	—	—	—	—	(295)	(14)	(309)
	Loss on redemption of own debt	—	—	—	—	—	—	263	263
	Strategic disposals	—	—	—	—	—	38	119	157

	Total income - adjusted	6,033	550	3,254	644	367	1,809	377	13,034
Operating expenses	- statutory	(4,564)	(429)	(1,921)	(1,101)	(160)	(5,241)	(2,937)	(16,353)
Restructuring costs	- direct	66	12	52	7	—	424	2,370	2,931
	- indirect	129	3	17	66	4	1,407	(1,626)	—
	Litigation and conduct costs	972	(13)	51	12	—	404	2,142	3,568
	Write down of goodwill	—	—	—	498	—	—	—	498

	Operating expenses - adjusted	(3,397)	(427)	(1,801)	(518)	(156)	(3,006)	(51)	(9,356)
	Impairment (losses)/releases	(8)	141	(69)	(13)	—	730	(54)	727
	Operating profit/(loss) - adjusted	2,628	264	1,384	113	211	(467)	272	4,405

	Additional information
	Return on equity (1)	13.5%	10.6%	9.8%	(27.7%)	18.5%	(11.2%)	nm	(4.7%)
	Return on equity - adjusted (1,2)	25.3%	10.6%	10.9%	4.9%	18.9%	(3.0%)	nm	11.0%
	Cost income ratio (3)	75.7%	78.0%	57.2%	171.0%	43.6%	nm	nm	126.9%
	Cost income ratio - adjusted (2,3)	56.3%	77.6%	53.3%	80.4%	42.5%	166.2%	nm	71.4%

Notes:

(1)              RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to 2017), 16% (RBS International - 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)              Excluding own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals, restructuring costs, litigation and conduct costs and write down of goodwill.

(3)              Operating lease depreciation included in income (year ended December 2017 - £142 million; year ended 31 December 2016 - £152 million).

Chairman’s statement

Howard Davies

Chairman

2017 was another year in which we saw the bank move closer to achieving sustainable profitability.

Our share price increased 20% in the year, outperforming other main UK banks. We also welcomed the UK Treasury announcement in November 2017 to potentially restart the privatisation process by the end of March 2019. This announcement showed confidence in our strategic approach, the progress that we have made in making the bank safer and in a position to succeed as we approach a new era of disruption in banking.

The bank made an operating profit before tax of £2,239 million, and an attributable profit of £752 million(1), the first full year profit since 2007.

Progress in resolving legacy issues

We resolved a number of major legacy issues during the year. The Competition Directorate of the European Commission announced that it had agreed a revised scheme to satisfy the remaining State Aid obligations which were imposed on the bank in 2009. The new scheme replaces the need to divest the business formerly described as Williams & Glyn, and involves the creation of a capability fund to benefit challenger banks, alongside incentivised transfers of some of our small business customers. The scheme is not only practical, it will enhance competition.

Another potentially damaging reputational risk was the 2008 Rights Issue litigation. That has now been resolved. The settlement announced in June 2017 brought the proceedings to an end.

In 2017 we continued with the run down of our non-core bank, with legacy risk weighted assets, excluding Alawwal(2), reducing by £12.6 billion in the year. Given its reduced scale, in December we announced the wind-up of this division, with the remainder of the assets now folded back mainly into NatWest Markets We also settled an action with the Federal Housing Finance Agency related to this bank’s participation in the US subprime mortgage market in the run up to the financial crisis.

There is, however, one major piece of litigation we need to resolve in relation to our past subprime mortgage activity, with the Department of Justice in the United States. At this point we cannot say when that issue will be closed, as the timing is not in our gift, but we continue to hope to resolve it in the coming months.

The treatment of some of our small business customers between 2008 and 2013 has been under scrutiny, and has received significant political and media attention. The Financial Conduct Authority (FCA) published a summary report into the historical operation of our former Global Restructuring Group (GRG) and the full report by Promontory was published by the Treasury Select Committee on 20 February 2017. The most serious allegations made against the bank in an earlier report by Dr. Lawrence Tomlinson were not upheld. Promontory stated that “they did not find that defaults were engineered to transfer business simply to generate revenue for RBS”. However, the bank was strongly criticised in the report and we acknowledge that we could have done better for many small business customers in GRG. I again apologise for the mistakes that were made during that time. The attitudes to customers displayed by some staff were not acceptable, and communication with clients was often poor. We have, as a result, refunded complex fees to many customers and established a complaints

Notes:

(1)              Profit attributable to ordinary shareholders.

(2)              NatWest Markets legacy RWAs 2017 - £14.0 billion (2016 - £26.6 billion); Alawwal RWAs 2017 - £6.6 billion (2016 - £7.9 billion).

Chairman’s statement

scheme which is overseen by an independent third party - retired High Court judge Sir William Blackburne, who is working through our cases. The FCA have described this as an appropriate response to these findings. We have provided a sum of £400 million for these redress schemes.

Economy and Regulation

In 2017 the UK economy continued to grow, albeit below its long-term trend rate. Inflation is currently running at around 3%, above the Bank of England’s 2% target. In its latest outlook the Bank of England has indicated that rates may have to rise somewhat sooner, and to a somewhat greater extent that they had previously anticipated. The Monetary Policy Committee believes that inflation will still be above target three years from now when they expect price pressures to be mounting, necessitating a monetary tightening.

Surveys of business confidence increasingly point to longer term uncertainty over how businesses will structure their operations, once the UK leaves the EU. The depreciation of sterling pushed up inflation but provided a boost to UK exporters, giving them the opportunity to reduce prices in overseas markets or to boost margins. With the International Monetary Fund (IMF) and Organisation for Economic Co-operation and Development (OECD) pointing to improving global growth prospects in 2018, the UK economy could gain from this favourable tailwind, albeit the scale of these gains is uncertain. In recent weeks, sterling has appreciated against the dollar, but remains weak against the euro.

In terms of regulation it was good to receive clarity on one of the most significant reforms following the financial crisis. The Basel Committee scrutinised the way in which banks assess risk on their balance sheet, with the aim of bringing more consistency and tighter controls. The impact on RBS of the package announced in December 2017 is likely to be small and we are well positioned for when the new rules come into force in 2022.

We are also on track to meet our ring-fencing obligations by 2019. The majority of the bank will be within the ring-fence, so I will chair the Boards of the Group and the ring-fenced bank. We are well advanced in the process of securing the legal permissions we need to transfer some of our customers to the most appropriate post ring-fenced legal entity. This will allow us to continue to serve them with little or no change to their day-to-day banking. The services they use (their local branch, sort code, account numbers and where relevant Relationship Manager) will not change as a result of the Ring-Fencing Transfer Scheme and they will not need to do anything differently.

Brexit

While there is some more clarity on the regulatory environment, the political context remains uncertain, especially in relation to Brexit. Since our business is largely UK-focused, the impact on RBS is not as significant as it is on many other banks. However, in common with them, we are preparing contingency plans to maintain our Western European business. One option is to use our existing banking licence in the Netherlands to provide continuity of service from NatWest Markets to our EU customers.

Changing customer behaviour and disruption

Our operating environment is also changing. The UK financial services sector is experiencing its most significant period of disruption for some time. More accessible data, cheaper technology, new competition regulation and shifting customer expectations are the key drivers of change and are creating new challenges and opportunities for incumbent banks. These drivers are enabling new challenger banks to compete more effectively, from a lower cost base, and we have to respond. There will be more external partnerships with others than we have seen before as we offer new products and services. In 2017 we created a Technology and Innovation Committee of the Board to oversee and monitor RBS’s strategic direction in what has become one of the most important areas of focus for the bank. The Committee is chaired by Alison Davis. Frank Dangeard and a new Board member, Yasmin Jetha, have also been appointed as members.

We also announced a significant reduction in our branch network. The decision to close a branch is always a difficult one to make, and is never taken lightly. However, customer behaviour is changing, with more customers choosing mobile and online over traditional branch counters, and we must respond to these changes. This shift in behaviour, combined with our partnership with the Post Office, mobile branches and Community Bankers, means there are now more ways to bank than ever before.

Our branches will remain key outlets for customers and we are investing in those that remain, to reflect the way customers want to use them, typically for financial advice related to buying a home or starting a business rather than for routine transactional banking.

Colleague engagement, diversity and inclusion

We are making good progress in improving the culture of the organisation. Our annual colleague sentiment survey scores are the highest they have been in ten years and there is generally a more positive outlook from colleagues across the bank.

In 2017 we were recognised as the ‘Diverse Company of the Year’ at the National Diversity Awards; a Top 10 Employer for Working Families; a Times Top 50 Employer for Women and retained a gold rating for our work on Race in Business in the Community’s Race for Opportunity benchmark. We also have a Black, Asian and Minority Ethnic (BAME) focus on recruitment, talent identification and promotion, and have introduced explicit targets for BAME representation at senior levels in 2018.

Today, for the first time, we have also published details of the average pay gap between male and female colleagues in the bank, which is 37.2%. Gender pay is markedly different to equal pay which looks at the difference in pay between men and women for similar roles. We are confident that we pay our employees fairly and keep our HR policies and processes under regular review to ensure we do so.

Our gender pay gap reflects an under representation of women at senior levels. That is not a satisfactory position and we know that we still have much to do to narrow the gap. We are therefore putting more impetus behind our work to achieve a better gender balance.

We are strongly committed to having more female colleagues in senior positions across the organisation. In 2015 we set ourselves a target to have at least 30% of roles in the three most senior levels of each of our businesses filled by women by 2020. Our latest figures show we are now at 37% on aggregate, and on track to achieve 40% by 2020. Furthermore, 44% of our top 5000 roles are occupied by women and we are aspiring to achieve full gender balance at all levels of our business by 2030.

Building a sustainable bank

We are committed to running the bank as a more sustainable business, serving today’s customers in a way that also safeguards future generations.

In 2017, RBS publicly committed to support the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) – a voluntary set of guidelines encouraging consistent climate-related disclosures in annual reporting. We also improved our position in a number of rankings – for example achieving 13th in top 100 organisations in the Stonewall Workplace Equality Index and maintained inclusion in the FTSE4GOOD index and high scores in the CDP climate index.

Our volunteering and fundraising partnerships also continue to make a difference for the communities we serve. In 2017, our employees supported a wide variety of charities by raising £4.3m in giving through their giving and fundraising efforts. We also won the Platinum award for Payroll Giving and the Payroll Giving Award for the Most Successful Sustained Scheme; 3,454 charities received funding.

Shareholder engagement

This year, we have increased the overall level of our non-financial disclosures in our Strategic report by featuring our performance highlights against each of our key influences we have described. We have introduced a new section, entitled Our Stakeholders, which describes our stakeholder groups and our approach to managing key topics of interest such as climate change.

As well as encouraging a more open culture internally, the Board has also made a considered effort to listen to the views of all shareholders. In 2017 we hosted two retail shareholder events in London and Edinburgh. Those events provided shareholders with the opportunity to share their views on our progress and our future initiatives directly with members of the Board and executive committee. Individual shareholders’ views on our plans to build a better bank are important to us.

The Board has, during 2017, as in previous years, run a series of stakeholder engagement sessions with representatives from a wide variety of different organisations to discuss key topics such as financial capability and technological disruption with members of our Board and senior executives. This is helping us to make better informed decisions and ensure our future strategy addresses emerging sustainability risks and opportunities. We will continue to run these events in future years. Board members have also visited business customers, and will undertake more such visits around the country this year.

Board Changes

In 2017 Mark Seligman and Yasmin Jetha joined the Board and have already brought a wealth of experience and fresh perspectives to our discussions. Mark became the Senior Independent Director at the end of the year. Sadly, John Hughes, who joined in June 2017, had to step down in September 2017 for health reasons. Dr Lena Wilson was appointed as a non- executive director on 1 January 2018. Lena brings strong commercial and public sector experience to the Board, having previously served as Chief Executive of Scottish Enterprise and Senior Investment Advisor to The World Bank. With effect from 1 January 2018, Sandy Crombie stepped down from the Board and Penny Hughes has told us that she does not plan to stand for re-election at the 2018 Annual General Meeting. I would like to thank both Sandy and Penny for their outstanding commitment and huge contributions to RBS over a number of years. Sandy was, as Senior Independent Director, a great support to my predecessor and to me. Penny has led the Remuneration and, later, the Sustainable Banking Committee with great enthusiasm. We wish them both well for the future.

Conclusion

Overall, the Board believes that in 2017 we have made further progress in resolving the legacy issues which have hung over the bank for too long. We still have important issues to resolve and tough decisions to make, particularly on cost control, but in 2017 we made several important steps in the right direction. Thank you for your patience as we continue the bank’s turnaround.

Chief Executive’s review

Ross McEwan

Chief Executive

Putting the past behind us. Investing for the future.

In 2017 we continued to make good progress in building a simpler, safer and more customer focused bank. I am pleased to report to shareholders that the bank made an operating profit before tax of £2,239 million in 2017, and for the first time in ten years we have delivered a bottom Iine profit of £752 million(1).

We have achieved profitability through delivering on the strategic plan that was set out in 2014. The first part of this plan was focused on building financial strength by reducing risk and building a more sustainable cost base. So far, we have reduced our risk-weighted assets by £228 billion and today can report a Common Equity Tier 1 ratio of 15.9% up from 8.6% in 2013. Our financial strength is now much clearer. Over the same period we have reduced operating costs by £3.9 billion(2). We still have more to do on cost reduction, however this reflects the progress we have made in making the bank more efficient.

A clear indication of the outstanding progress we have made is that from the first quarter of 2018, we will no longer report adjusted financials.

At the same time as building financial strength, we have also made progress with the legacy of our past and improving our core bank. We have delivered on this by resolving a number of our litigation and conduct issues. This includes reaching settlements last year with FHFA in respect of our historical Retail Mortgage Backed Securities (RMBS) activities and with claimants in relation to our 2008 Rights Issue. In 2017 we also continued to run down our legacy assets. The wind-up of our non- core division, Capital Resolution in 2017, was an important moment.

As part of the support we received in 2008 and 2009, the bank was mandated to meet certain requirements under a State Aid restructuring plan. In 2017, we received approval for an alternative remedies package, which replaced our original plan to divest of the business formally known as Williams & Glyn. This is a good solution, both for improving competition in the UK SME banking market, and for shareholders.

With this solution in place and currently being implemented, the number of legacy issues the bank faces has reduced. However, we have one major legacy issue that we have yet to resolve which is with the US Department of Justice. The timing of the resolution of this issue is not in our control.

Notes:

(1)              Profit attributable to ordinary shareholders.

(2)              Operating expenses excluding litigation and conduct costs, restructuring costs, write-down of goodwill, restructuring costs associated with the business formerly described as Williams & Glyn.

The bank has received significant media attention for its treatment of some small business customers between 2008 and 2013. To those customers who did not receive the experience they should have done while in GRG we have apologised. We accept that we got a lot wrong in how we treated customers in GRG during the crisis. However, these were complex and subjective cases with each case having unique facts about what was the right thing to do. The bank welcomes the FCA’s confirmation that the most serious allegations made against the bank have not been upheld and that the steps the bank announced in November 2016 to put things right for customers are appropriate.

We have made significant progress in improving our culture since then.

Today this bank is a simpler and safer organisation, with colleagues now fully focused on our customers.

I want to thank our colleagues for their commitment and resolve during what has been a difficult chapter in the bank’s history. Our most recent colleague survey, Our View, reported the highest engagement levels in ten years. We also recently won the ‘Employee Engagement Company of the Year’ at the UK Employee Engagement Awards. This shows that our culture is improving. This bank is now more open, less hierarchical and more focused on our customers. Our colleagues serve and support millions of customers across the UK and Republic of Ireland every day, it is vital to our success that they feel engaged and motivated.

Investing to transform our business

When I started as CEO in 2014 the bank was far too complex. We operated in 38 countries, with over 5,000 systems supporting hundreds of different products. In our credit card business alone we offered 55 different card designs, as the organisation had grown we had added complexity which distracted us from our key stakeholder, the customer. Our customers want a bank which protects their safety and security, and is also responsive to their needs.

Today we have exited 26 countries and now have a more focused product set, underpinned by almost half the number of systems we previously had. Simplification will continue to be a key focus for the organisation in 2018.

We are going through all of our end-to- end customer processes to ensure they are fit for purpose.

Our mortgage application journey is experienced by thousands of customers every day. With one of our strategic aims being to grow in this market, the benefits of simplification and automation in this area are vast. Given this, in 2017 NatWest was the first UK bank to offer paperless mortgages. Customers can now apply for a completely digital mortgage which uses the latest technology to securely share and verify documents online. With this new proposition, mortgage offers can now be made within 11 days, down from 23 days before. The process also eliminates close to 4.3 million sheets of paper a year, reducing our impact on the environment.

The opportunities created by greater simplification and automation, in terms of improved controls, cost reduction and a better customer experience, are significant for this bank.

As well as transforming our processes and products, in 2017 we continued to reap the benefits of refocusing our main customer-facing brands. With each now speaking to a unique constituency of customers, we are better placed to differentiate ourselves from our competitors. With NatWest for England and Wales, Royal Bank of Scotland, for Scotland and Ulster Bank for the island of Ireland – we truly are a bank of brands in the UK and the Republic of Ireland.

Customer driven change

Listening and responding to our customers is helping us to get closer to meeting our goal to be No.1. In light of this we have continued with the roll out of Closed Loop Feedback in 2017. Today, within 24 hours of an interaction taking place, customers can provide specific, actionable feedback directly to the teams that serve them, empowering colleagues to listen, learn from and act on what our customers are telling us. With our complaints volumes down 9% on the previous year, and our Net Promoter scores improving in half of our chosen customer segments, we continue to see the benefits of customer driven change in this bank. We still have a lot of work to do to meet our 2020 ambition of being the number one bank for customer service, trust and advocacy.

Listening to our customers is not only reducing complaints, it’s also driving product and service improvements. In our commercial bank for instance, in response to customers’ demand for greater speed and efficiency, we have developed self service account opening. Through this channel more than 90% of our new to bank commercial customers are able to initiate account openings themselves and, crucially, are doing it 30 minutes faster than if they used telephony. Customers told us this was a pain point for them and we have responded.

Listening to our customers and investing to simplifying our processes is helping us build a bank which is lower cost, and competitive in our target markets – improving outcomes for both customers and shareholders.

We are committed to running the bank as a more sustainable business, serving today’s customers in a way that also helps future generations. As technological, social and environmental changes shape the world, it’s important to stay connected with evolving customer needs, our shareholders and the wider expectations of society. One of the ways in which we are doing this is through our Board-level stakeholder engagement programme where we proactively listen, learn and engage with our stakeholders to improve the way we do business.

Supporting the UK economy

While transforming the bank, we have continued to support the UK economy. In 2017 we extended £33.9 billion in new mortgage lending, helping grow our mortgage market share for the fifth consecutive year. We continue to target growth in our mortgage market share in 2018.

We are also the biggest supporter of UK business. Our commercial bank grew lending in our target markets, this commitment supported both recognised household names and fledgling start-ups. Our commitment to business goes beyond simple financing, our Entrepreneurial Spark programme continued to grow in 2017 and has supported over 3,800 new businesses since 2012 with award- winning facilities and an outstanding support network. Our work is also being recognised externally. In 2017 NatWest was awarded Best Business Bank in the UK by the National Association of Commercial and Finance Brokers.

Chief Executive’s review

Throughout 2017 NatWest Markets has continued to deepen its customer relationships by providing global market access and innovative and tailored solutions. As well as increasing employee engagement and improving the control environment, the business has made material progress to realise cost and operating efficiencies.

Responding to technological change

The financial services industry is going through one of the most significant periods of change we have seen in many years, and we are responding.

Like other industries, the digital revolution has naturally led to lower footfall in our branches. Branch transactions are down 40% on 2013, as increasingly our customers prefer the convenience and ease of digital banking. Given this we have made some difficult, but necessary, decisions around the scale of our branch network in 2017. This does not mean we are not supporting our customers. In fact we are providing customers more ways to bank than ever before, be that through a visit to their local Post Office, a visit from one of our 39 mobile branches, which visit over 600 towns and villages on a weekly basis, meeting one of our 100 community bankers, a digital appointment with one of our video bankers, logging on to internet banking platform, or banking on the go with our market leading mobile app. Our customers have never had as many channels through which to undertake their banking.

For the first time we now have more active mobile users than users online, a clear indication of the direction of travel of our customers’ banking preferences.

Our ambition is for the standard of service we provide to always be outstanding, no matter how our customers choose to interact with us. In 2018 our branches will increasingly focus providing specialised expertise and advice as well as on helping customers tap into the wealth of ease and efficiency they can experience through using our digital channels.

In our commercial bank, we are supporting customers shift to mobile through building our online service Bankline service into an app. Currently, 90,000 commercial customers are active on Bankline. In the future we expect this to move increasingly to mobile. In 2018, we will also launch Bankline mobile for our larger commercial customers. This new service will act as a companion to our current Bankline on-line technology. Initially, customers will be able to view transactions and send payments with biometric approval. In the coming quarters we will further expand the scope of what Bankline Mobile offers.

Embracing the latest in digital innovation

We know that we cannot stand still on innovation as our competitors certainly are not. Over the last few years we have invested in building our partnerships and scouting networks across the globe to ensure we are at the cutting edge of technology. We have developed some excellent partnerships and one area we have advanced significantly in is Artificial Intelligence (AI).

By harnessing the latest in computer learning and speech recognition, in partnership with IBM, we have built an AI chatbot, called Cora. Cora is helping our customers with many of their most common queries. Crucially Cora is available 24/7, has no ‘wait-time’ to serve a customer and can handle an unlimited number of queries at the same time. Since Q1 2017 Cora has handled over four hundred thousand conversations responding to over two hundred different questions.

In partnership with Soul Machines, we are investing now to build an evolution of Cora for 2018, giving her a visual avatar acting as the interface with our customers. Initial trials are proving a success with customers telling us that using Cora made them less concerned about converting to our other digital channels. While many customers felt empowered to be more direct in their questioning of Cora, as they felt much safer and more secure with her.

Through digital innovation we will serve customers more efficiently, be more responsive to their needs and at the same reduce costs in the business and build a more solid control environment.

Looking forward

In the past our legacy has dominated our corporate story. In 2017 our financial strength improved and we continued to put the past behind us. We are entering a new phase of transforming the core bank through technology innovation and end-to-end process re-engineering. Our future will be high tech and high touch, which means lower cost, high quality digital services with human expertise available when required.

Conclusion

I would like to thank shareholders for their continued support. We welcome the indication in the Chancellor’s budget statement about the potential to restart share sales during the fiscal year 2018/2019, again this is a further proof of the progress we have made.

We recognise our responsibility towards the society we serve and operate in. It is only by supporting our customers and communities to succeed that we will be become a more sustainable bank. I, together with my management team, view this as a core part of our ambition to be No.1 for customer service, trust and advocacy.

As the number of our legacy issues reduces, and our business performance improves, the investment case for this bank is clearer, and the prospect of us rewarding our shareholders is getting closer.

“In 2017 we continued to make good progress in building a simpler, safer and more customer focused bank.”

2017 performance summary

RBS reported its first profit attributable to shareholders in ten years

•                  2017 operating profit before tax of £2,239 million, an increase of £6,321 million compared with 2016.

•                  Adjusted operating profit before tax(1,2) increased by 31.1% to £4,818 million.

•                  2017 profit attributable to shareholders of £752 million.

•                  4.3% increase in income (4.0% increase in adjusted income(1)) and a 35.8% reduction in operating expenses (8.1% reduction in adjusted operating expenses(2)).

•                  Net interest margin (NIM) reduced by 5 basis points to 2.13% compared with 2016.

•                  Supported the UK economy through a £6.0 billion, or 2.2%(3,4), increase in net lending across PBB, CPB and RBSI(5). Whilst behind our 3% target, this represents strong growth in a competitive environment.

Delivery against our 2017 targets

Notes:

(1)     Income excluding own credit adjustments £69 million loss (2016 - £180 million gain), loss on redemption of own debt £7 million (2016 - £126 million) and strategic disposals £347 million (2016 - £164 million).

(2)     Operating expenses excluding litigation and conduct costs £1,285 million (2016 - £5,868 million), restructuring costs £1,565 million (2016 - £2,106 million) and VAT recoveries of £86 million (2016 - £227 million).

(3)     Including the impact of transfers. See notes on page 16 for further details.

(4)     Net loans and advances – UK PBB up from £132.2 billion, 6.9% to £141.3 billion, Ulster Bank RoI up from £18.9 billion, 3.2% to £19.5 billion, Commercial Banking down from £100.1 billion, 4.9% to £95.2 billion, Private Banking up from £12.2 billion, 12.3% to £13.7 billion and RBSI down from £8.8 billion, 3.4% to £8.5 billion.

(5)     Personal & Business Banking consists of the reportable segments UK Personal & Business Banking (UK PBB) and Ulster Bank RoI and Commercial & Private Banking consists of the reportable segments Commercial Banking and Private Banking. RBSI is a separate reportable segment.

Continued track record of delivery against our stated objectives

▪            Grow income: Total income increased by £543 million or 4.3%. Adjusted income increased by £490 million(1), or 4.0%.

▪            Cut costs: Operating expenses reduced by £5,793 million or 35.8%. Excluding VAT recoveries of £86 million (2016 - £227 million), adjusted operating expenses reduced by £810 million(1,2), or 9.6%.

▪            Reduce capital usage: Taking into account the impact of volume growth, RWAs reduced by £20.8 billion across PBB (£0.6 billion), CPB (£12.9 billion), RBSI (£4.4 billion) and NatWest Markets core (£2.9 billion), already achieving our 2018 target.

▪            Resolve legacy issues:
During 2017, RBS:

– Wound up the former Capital Resolution business. Legacy RWAs now represent around 11% of total;

– Received formal approval from the European Commission for its alternative remedies package in respect of the business previously described as Williams & Glyn; and

– Reached settlement with the Federal Housing Finance Agency (FHFA) and the California State Attorney General in the US and resolved the 2008 rights issue shareholder litigation.

Significant capital build throughout 2017

▪            CET1 ratio increased by 250 basis points to 15.9%, despite absorbing significant additional legacy costs.

▪            IFRS 9 adoption on 1 January 2018 increased CET1 by a further 30 basis points.

Prioritising transformation acceleration

▪            Increased investment and innovation spend focused on achieving higher levels of digitisation and automation.

▪            Faster repositioning of the bank’s existing distribution network and technology platforms towards mobile, cloud based platforms and virtualisation.

Building a more sustainable bank

▪            Our Board Sustainable Banking Committee hosted four stakeholder engagement sessions, inviting a broad mix of stakeholders to share their perspective on key issues with us.

▪            RBS is a founding partner with the National Trading Standards Scam Team on their ‘Friends Against Scams’ initiative.

▪            RBS was recognised by InfraDeals as the leading lender to the UK renewables sector by number of transactions over the past six years (2012- 2017).

▪            We helped over one million customers with a free Financial Health Checks to help customers organise their finances and achieve their financial goals.

▪            We supported over 3,830 people through our enterprise programmes. This includes the following enterprise programmes: Entrepreneurial Spark, Prince’s Trust and Skills & Opportunities Fund.

Notes:

(1)         Refer to income statement reconciliations on page 6.

(2)         Operating expenses excluding litigation and conduct costs £1,285 million (2016 - £5,868 million), restructuring costs £1,565 million (2016 - £2,106 million) and VAT recoveries of £86 million (2016 - £227 million).

UK Personal & Business Banking

▪            UK PBB now includes the business previously described as Williams & Glyn. Operating profit of £2,413 million was 40% higher than in 2016 including a £185 million debt sale gain. Adjusted operating profit(5) of £3,084 million was 18.4% higher than in 2016. Income increased by 5.7% to £6,477 million supported by a 5.9% increase in net loans and advances, which more than offset margin contraction. Operating expenses were 10.5% lower than 2016 reflecting lower litigation and conduct costs, down 67%, partially offset by restructuring costs, up 89%. Return on equity increased to 23.7% from 16.2% in 2016. Adjusted operating expenses(5) were 7.1% lower than 2016 reflecting reduced headcount and lower back-office operations costs. Adjusted return on equity(5) increased to 30.7% in 2017 from 25.1% in 2016. There are a range of variables that could impact near to medium term returns, including RWA inflation as a result of a change in Bank of England mortgage risk weighting.

▪            Gross new mortgage lending was £31.0 billion, with market share of new mortgages at approximately 12%, supporting growth in stock share to approximately 10%. Mortgage approval share in Q4 2017 decreased to approximately 12%, from around 14% in Q3 2017, and mortgage new business margins were 14 basis points lower in the quarter, in part reflecting intense price competition in the market.

▪            UK PBB continues to invest in its digital offering and now has 5.5 million customers regularly using its mobile app, 20% higher than December 2016, and in 2017 was the first bank to launch a paperless mortgage journey.

Ulster Bank RoI

▪            Ulster Bank RoI reported an operating loss of £132 million (€151 million), an adjusted operating profit(5) of £96 million (€109 million) and a return on equity of (5.0%). Adjusted return on equity was 3.6%(5) in 2017. Total income increased by £28 million, or 4.9%.  In euro terms, total income decreased by €15 million, or 2.1%., primarily reflecting a reduction in income on free funds, partially offset by one-off items, higher lending income and reduced funding costs. Adjusted income(5) increased by £34 million or 5.9% and in in euro terms decreased by €8 million, or 1.1%

▪            Gross new lending increased by 7.2% from £2.1 billion in 2016 to £2.3 billion (by 3.4% from €2.5 billion in 2016 to €2.6 billion in euro terms). Total expenses increased by £7 million (€46 million decrease). Further cost efficiencies have been achieved, with adjusted expenses(5) reducing by £6 million (€43 million) in 2017.

▪            Ulster Bank RoI was amongst the first banks in Ireland to introduce Apple Pay and Android Pay, and now over 70% of our customers are actively using our digital proposition, increased from 58% of our active customer base in 2016. We continue to reposition capital, with REILs down by 5.7% to £3.3 billion (9.8% to €3.7 billion), representing 16.0% of gross customer loans, compared with 17.5% in 2016.

Commercial Banking

▪                 Commercial Banking includes selected assets from the former Capital Resolution business from 1 October 2017. Operating profit of £1,108 million was 49.3% higher compared to 2016 and return on equity was 6.6% compared to 4.1%. Adjusted operating profit(5) of £1,308 million was 2.7% higher than 2016 and adjusted return on equity(5) remained broadly stable at 8.2%. Income increased by 2.0% due to increased volumes in targeted segments and deposit re-pricing benefits.

▪                 Operating expenses decreased by £453 million to £2,014 million. Adjusted operating expenses(5), reduced by 6.3% reflecting operating model simplification and productivity improvements, including a 16.4% reduction in front office headcount. Commercial Banking net impairment losses of £362 million increased by £156 million and reflecting a small number of single name impairments.

▪                 Net loans and advances decreased by £3.1 billion to £97.0 billion. Adjusting for transfers (1) net lending decreased by £4.9 billion in 2017, as growth in targeted segments has been more than offset by active management of the lending book, achieving gross RWA reductions of £12.5 billion.

▪                 With the successful launch of our entrepreneur accelerator hub in London we now have 12 business accelerators throughout the UK. Across these hubs, over 3,800 start ups have benefitted from our support, which has helped them raise £255 million of investment while creating over 8,000 jobs.

Private Banking

▪                 Private Banking now includes the Collective Investment Funds business transferred from UK PBB on 1 October 2017. Operating profit increased by £32 million, or 28.8%, to £143 million compared with 2016 and return on equity increased from 5.6% to 6.4%. Adjusted operating profit(5), increased by £78 million, or 52.3%, to £227 million and adjusted return on equity(5) increased to 11.3% from 7.8%. Total income increased by £21 million to £678 million. Adjusting for transfers of £9 million, income increased by £12 million due to higher lending volumes and an £8 million gain on a property sale, partially offset by margin pressure.

▪                 Operating expenses decreased by 3.6%. A 12.9% reduction in adjusted operating expenses(5),was supported by an 11.8% reduction in front office headcount.

▪                 Net loans and advances increased by 10.7% to £13.5 billion and assets under management increased by 14.4%, after adjusting for transfers(2)

▪                 We continue to focus on delivering the best customer experience, including investing in digital by launching Coutts Invest and an enhanced mobile experience, and we were awarded Best Private Bank in the UK at the Global Private Banking Awards 2017.

RBS International (RBSI)

▪                 RBSI reported an operating profit of £167 million, 12.1% lower than 2016 and return on equity decreased to 11.2% from 13.8%. Adjusted operating profit(5), of £184 million, was 5.6% lower than 2016. Income increased by 4.0% driven by increased lending and deposit volumes and re-pricing actions on the deposit book.

▪                 Operating expenses increased by 25.9% compared with 2016. Return on equity decreased to 11.2% from 13.8%. Adjusted operating expenses(5), increased by 19.5% reflecting increased operational costs associated with becoming a non ring-fenced bank. Despite this, adjusted return on equity remained robust at  12.6%.

▪                 RWAs of £5.1 billion reduced by £4.4 billion compared with 2016 reflecting the benefit of receiving regulatory approval for RBSI to adopt an advanced internal ratings based approach on the wholesale corporate book.

NatWest Markets

▪                 Following the closure of the former Capital Resolution business in Q4 2017, NatWest Markets now includes legacy run-off assets alongside its core businesses. An operating loss of £977 million was reported in 2017, including a profit of £41 million in the core business. Adjusted operating loss(5) of £264 million, compared with £1,231 million in 2016. Total income decreased by £162 million, or 13.4%, to £1,050 million. Adjusted income(5) in the core business increased by 9.5% to £1,665 million, largely driven by Rates as the business navigated markets well.

▪                 Legacy disposal losses, other adjustments and impairments of £513 million were incurred in 2017, compared with £825 million in 2016. Operating expenses of £2,201 million were £623 million, or 22.1%, lower than 2016, whereas adjusted operating expenses(5) reduced by 26.7% reflecting a significant reduction in the legacy business, as it moved towards closure, and cost reductions in the core business. RWAs decreased by £15.3 billion, adjusting for transfers(3), to

▪                 £52.9 billion primarily reflecting legacy business reductions. At the end of 2017 the legacy business within NatWest Markets had RWAs of £14.0 billion, excluding RBS’s stake in Alawwal Bank, a reduction of £10.9 billion, adjusting for transfers(3), over the course of the year.

Notes:

(1)              Shipping and other activities which were formerly in Capital Resolution were transferred from NatWest Markets on 1 October 2017, including net loans and advances to customers of £2.6 billion and RWAs of £2.1 billion. Commercial Banking transferred whole business securitisations and relevant financial institution’s (RFI) to NatWest Markets during December 2017, including net loans and advances to customers of £0.8 billion and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

(2)              UK PBB Collective Investment Funds (CIFL) business was transferred from UK PBB on 1 October 2017, including total income in Q4 2017 of £11 million and assets under management of £3.3 billion. Private Banking transferred Coutts Crown Dependency (CCD) to NatWest Markets during Q4 2017, including total income of £2 million and assets under management of £1.3 billion. Comparatives were not re-presented for these transfers.

(3)              Shipping and other activities which were formerly in Capital Resolution were transferred to Commercial Banking on 1 October 2017, including RWAs of £2.1 billion. Whole business securitisations and relevant financial institutions (RFI) were transferred from Commercial Banking during December 2017, including RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

(4)              Transfers include £0.4 billion loans and advances transferred from Commercial Banking to UK PBB during 2017 to better align Business banking customers. Comparatives were not re-presented for these transfers.

(5)              Refer to income statement reconciliations on page 6.

Video banking– a different way to bank

Today's busy lifestyles mean visiting a branch is not convenient for everyone. So we are developing alternative ways for customers to bank with us.

Our new Video Banking service lets customers chat face-to-face with a senior personal banker – at a time and location to suit them, whether they are at home, at work or on the move. Appointments are available from 9am-8pm Monday to Friday and 9am-3pm on Saturday.

Video Banking Manager David Hunter explains; "We connect with the customer using a live video link and can discuss and arrange anything from a personal loan, credit card or overdraft, to opening a current or savings account, or setting up a meeting with a mortgage adviser."

2017 performance summary

Looking forward

2018 Outlook(1)

We reiterate our medium term outlook on both return on tangible equity and cost:income ratio. We also now intend to accelerate the transformation of the bank which necessitates increased investment and innovation spend together with additional restructuring costs. As a result operating costs, excluding restructuring and litigation and conduct costs, will reduce compared with 2017, but the rate of cost reduction will be materially lower than in 2017. We expect to incur restructuring charges of around £2.5 billion across 2018 to 2019 cumulatively, of which c.£0.3 billion relates to the completion of the State Aid remedy and reintegration of the former Williams & Glyn (W&G) business into UK PBB. This is compared to previous guidance of around £1 billion excluding the impact of W&G, with around two thirds of the remaining c.£1.2 billion increase being driven by costs associated with the accelerated transformation.

RBS continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment and manage both conduct-related investigations and litigation, including relating to RMBS. Substantial additional charges and costs may be recognised in the coming quarters.

With the introduction of IFRS 9, impairments are expected to be more volatile and we continue to remain mindful of potential downside risks, particularly from single name and sector driven events. The consensus view of Brexit suggests a weaker UK economy in the short to medium term. With the current high level of UK household debt and real wage compression, any increases in unemployment and interest rates present a threat to retail impairment rates. In wholesale portfolios further softening of GDP growth would be expected to impact credit losses negatively. We retain our guidance that through the cycle losses would be in the range of 30-40bps.

By the end of 2018, we expect Bank RWAs to be lower by £5-10 billion. This is despite model uplifts in Commercial Banking in 2018 which are expected to drive some RWA inflation. The majority of the gross RWA reductions will be within NatWest Markets legacy assets, including the benefit of the anticipated merger between Alawwal Bank and Saudi British Bank, and Commercial Banking.

RBS Group capital and funding issuance plans for 2018 focus on issuing £4-6 billion MREL-compliant securities. We do not currently anticipate the need for either AT1 or Tier 2 issuances. As in 2017, we will continue to target other funding markets to diversify our funding structure. In support of the ring-fencing requirements and to build up RBS Plc (to be renamed NatWest Markets Plc) as a standalone non ring-fenced bank, we anticipate issuing £2-4 billion of senior unsecured issuance from this entity in addition to continued reliance on short term funding.

In the near to medium term, we would expect the bank to maintain a CET1 ratio in excess of our 13% target given a range of variables that are likely to impact us over the coming years. These include:

▪                 potential final costs of a resolution with the US Department of Justice;

▪                 future potential pension contributions and the interplay with capital buffers for the bank for investment risk being run in the pension plan;

▪                 RWA inflation as a result of IFRS 16, Bank of England mortgage floors and Basel 3 amendments;

▪                 expected increased and pro-cyclical impairment volatility as a result of IFRS 9; and

▪                 the collective impact of these items on our stress test results.

We remain committed to restarting capital distributions when permitted, with resolution with the US Department of Justice being a key milestone to enable this.

Medium term outlook

We retain our target of achieving a sub 50% cost:income ratio and above 12% return on equity by 2020.

While we expect operating costs to reduce each year from 2018 to 2020, given the increased level of investment and innovation spend expected over the coming years we are no longer guiding to an absolute 2020 cost base.

The NatWest Markets segment balance sheet as at end 2017 is broadly similar to the expected target balance sheet of the NatWest Markets Plc after the ring- fence transfer schemes to be carried out during 2018. In preparation for the UK ring-fencing regime, the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed. These changes included the NatWest Markets segment absorbing the former Capital Resolution segment (other than for certain shipping and portfolio assets). Notwithstanding a planned capital reduction exercise in July 2018, by 2020 this entity is targeting a capital base with a consolidated end state CET1 of 14%, a leverage ratio greater than 4% and a total capital ratio of at least twice the CET1 ratio, including the benefit of downstreamed internal MREL.

By 2020, NatWest Markets targets a RWA position of c.£35 billion including legacy assets, with the legacy assets generating minimal associated income, and an overall cost base of around £1 billion.

Trading update

Overall, RBS has had a positive start to 2018.

Note:

(1)              The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the Risk Factors on pages 349 to 379. These statements constitute forward looking statements, refer to Forward Looking Statements on pages 1 to 2.

Cora

How bots are changing banking

Artificial Intelligence (AI) is fundamentally changing how customers interact with services across a number of industries from healthcare to journalism and even manufacturing.

Banking is no different, and that is why, in partnership with IBM, we have introduced Cora – our helpful, digital assistant – for Royal Bank of Scotland, NatWest and Ulster Bank customers. Cora answers questions from customers 24/7, freeing up colleagues' time, so they can help customers with more complex queries. Customers can find Cora across our digital channels whenever they need help. Whether that is when they are using online banking, or browsing our websites, she is there to solve the tricky questions.

Jane Howard, MD Personal Banking says: "The great thing about Artificial Intelligence is that it's a machine that learns the more you interact with it. This has the opportunity to be game-changer for banking as we strive to offer a better service for our customers."

Message us
Hi, I'm Cora and I'll be your Digital Assistant.
How can I help?
Hi, can you tell me what Get cash is?
Get Cash is a function of our mobile banking app that lets you withdraw money without using your bank card.
Get a code
Lost or expired Get Cash code
Write a message
Send

Our business model and strategy

Our Strategy

Our ambition is to become number one for customer service, trust and advocacy as we meet the aspirations and needs of our retail, business, commercial, corporate and institutional customers. Our core businesses are centred around the UK and Republic of Ireland markets with a focused international capability.

We are building a better bank for our customers, and one that will deliver sustainable returns for shareholders. Our purpose is to serve customers well, and to do so, we are becoming a safe, simple, customer-focused UK and Ireland bank.

Our plan

Underpinning that ambition is our blueprint for success. This is our plan which drives our strategic decision making.

RBS is continuing to build a bank that is easy to do business with, and meets customers’ continually evolving needs.

Our plan focuses on delivering excellent customer service through all of our brands.

Creating lasting relationships with our customers, who advocate for our bank, is the key to generating sustainable value.

Note:

(1)              The goals, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the Risk Factors section on pages 349 to 379. These statements constitute forward looking statements; refer to Forward Looking Statements on pages 1 to 2 of this document.

Our business model and strategy

Our 2020 vision

The bank of 2020 will be high tech and high touch, which means lower cost, high quality digital services with human expertise available when required. This will be underpinned by a clear commitment to our customers, shareholders and other stakeholders.

Our priorities

Strength and sustainability

We remain focused on building a strong and stable bank. We have continued to improve the fundamentals, by increasing our capital strength, building a robust liquidity position and balancing our loan to deposit ratio. As one of the UK’s largest banks we understand the importance of supporting the UK’s economic and social development.

Through our balance sheet lending and range of sustainable banking initiatives, we are working to improve outcomes for all stakeholders.

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

Our Structure

We have four customer franchises, and each is underpinned by a range of distinct brands, which are the route through which we engage with our customers.

Pain-free small business accounting

Research in 2017 showed that only half of our one million small-business customers used accounting software, and that cash flow management was one of their biggest pain points.

We wanted to help make their lives easier, so we have partnered with FreeAgent, an Edinburgh-based Fintech that provides accounting software which lets small-business owners track their finances and report their taxes digitally.

Now all of our small-business customers can sign up to FreeAgent using their existing business banking login details. The process is safe, secure and completely paper-free, and the software helps to make financial reporting and cash flow management quick and easy.

Our Brands

Our brands are our main connection with customers. Each takes a clear and differentiated position that will help us strengthen our relationships with our customers, stand out in the market, and build the value of our brands.

Our business model and strategy

Building a more sustainable bank

Our long term success is dependent on our ability to generate value for society by providing products, services and facilities that are useful to people and the communities in which we operate. Our value creation model is a simplified way of showing how this works, including the way we use resources, skills and relationships to deliver value for all our stakeholders.

One of the ways by which we meet the expectations of our shareholders is by delivering the best possible service for customers to meet their needs. At the same time, we recognise our responsibility towards society as a whole. It is only by supporting our customers and communities to succeed that we will be become a more sustainable bank.

Our key resources and relationships

RBS provides financial services to individuals and businesses, primarily in the UK and Ireland. We rely on financial, human and intellectual, social and relationship, infrastructure and natural capital to do so. We leverage these forms of capital through our expertise, technology and customer focus across our different brands. This helps to improve the quality of customer service. We also seek to create sustainable value for our shareholders and other stakeholders, including customers, employees, and civil society.

Inputs

Financial

We make use of shareholder capital and other forms of financial capital, including £367.0 billion in customer deposits.

Social and Relationship

19 million customers in the UK and Republic ofIreland.

Infrastructure

We now have a trained TechXpert in every branch to help our customers get the most from our digital services. We also provide telephony and webchat and self service options like ATMs and Cash Deposit Machines. Our customers also have access to our fleet of mobile branches covering more than 600 communities every week, and 11,500 Post Office branches where they can carry out every day transactions face-to-face.

Natural

690 GWh of energy consumed and 8,700 tonnes of paper used in 2017. The bank has reduced total carbon emissions linked to energy and business travel by 39% since 2014. The electricity we buy in the UK is from renewable sources, further reducing our environmental impact.

Human and Intellectual

A capable, caring and motivated workforce of 71,924 (permanent headcount). We recruited 216 graduates and 255 apprentices.

Almost 3,000 leaders participated in 'Determined to Lead', our core management system for the bank to support our leaders putting our values into practice every day.

How we earn income

Our purpose is to serve our customers well

We earn income by providing lending and deposit services to our customers.

We incur operating expenses in providing these services, and accept risk; including credit risk, liquidity risk and currency risk.

The operating profit generated by the bank is either re-invested to improve products and services for our customers or returned to shareholders.

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

Our approach

How we create value for customers and society

Sustainable Energy

We have over twenty-five years experience in supporting the sector. We were recognised by InfraDeals as the leading lender to the UK renewables sector by number of transactions over the past six years (2012-2017).

Tax payments

Payment of £1.46 billion in tax to the UK Government, which supports central government and local authority spending.[1]

Empowering customers

Following a successful pilot we launched FreeAgent, free cloud-based accounting software which helps small and medium sized enterprises keep track of their finances and report taxes digitally.

We are making good progress in using artificial intelligence to help customers to get answers to simple questions without needing togo to a branch or use an automated telephone service.

We now have 5.5 million active users regularly enjoying the speed and convenience of our mobile banking app.

Customers can also now tell us about travel plans, make international payments, manage helpful alerts, message us at anytime and get personalised notifications through the app.

Protecting customers' money

Keeping money safe and accessible for our depositors, including preventing 485,000 cases of attempted fraud amountingto £244 million in the UK. There has been a sustained improvement in the number of customers impacted by fraud in 2017 with a 26% reduction from 2016.[2] We completed over one million Financial Health Checks with our personal, private and business customers.

Helping customers

Offering lending advice and services to individuals. Supporting customers with financial life events, including £33.9 billion of gross new mortgage lending to help our customers buy homes.

Enterprise

We are determined to make the bank a great place to work

We launched 'Building a great place to work' to outline our commitment to giving our employees a fulfilling job, fair pay, excellent training and good leadership.

Supporting business

Providing working capital and lending to help businesses meet their goals, including £28.8 billion in lending to small and medium- sized enterprises across England, Scotland and Wales.[4]

Supporting local communities

Our Skills & Opportunities Fund distributed £2.5 million to 110 organisations that support people from disadvantaged communities to access the skills and opportunities they need to build their financial capability skills or to start or develop a new business in 2017.[5]

MoneySense

MoneySense is the longest running bank-led financial education programme in the UK, which has helped over five million young people learn about money for over 23 years.

Our programme is designed to help teachers and parents equip young people with the financial skills they need to manage their money now and in adulthood.

Life saving skills

Over 40,000 colleagues completed CPR training. Three colleagues have since had to apply their training, which helped save three lives.

Notes:

(1)              Comprises £443 million corporate tax, £504 million irrecoverable VAT, £237 million bank levies and £273 million employer payroll taxes.

(2)              Data relates to reported attempted fraud cases and prevented third party losses in the UK (not including policy declines for debit cards).

(3)              Includes people supported through the following enterprise programmes during 2017: The Prince’s Trust, Skills & Opportunities Fund and Entrepreneurial Spark.

(4)              SME lending balances in over 9,854 postcode sectors across England, Scotland and Wales.

(5)              Data is compiled by Project North East (PNE) and is based on the total spend allocated by each Regional Board.

Our approach

Our Values

Our Values guide our actions every day, in every part of our business. The values are the foundation of how we work at RBS.

Ge onnected
show you how

TechXperts

As our customers' lives change, so to does the way they choose to interact with us. One in five customers already exclusively uses digital channels for their everyday banking, and this number is only expected to rise.

Based in our UK branches, our TechXperts are helping more customers to understand how mobile and online banking can help them make the most of technology to do their banking in a way that is convenient for them.

Zac Hamoudi is one of the Bank's 1,200 TechXperts. "We see customers not fully confident with how to get the most out of their online banking," he explains. "It's about supporting them. We might have customers who are finding it difficult to visit a branch. It can make their lives so much easier to do their banking online. Just working with people for 30-minute online lessons can have a positive impact."

Our Stakeholders

RBS exists to serve customers well and we put our customers at the heart of everything we do. This means having an understanding of our impact across all stakeholders of the bank. Understanding who our stakeholders are and their views helps inform our overall strategy. Below is an overview of some of our stakeholder groups.

We have provided three examples below of how we work with different stakeholder groups:

Shareholder engagement sessions

Individual shareholder views on our plans to build a better bank are important to us.

In 2017 we hosted events in Edinburgh and London for our retail shareholders. A diverse group, selected by postcode, were invited to learn more about our business and participate in an interactive Q&A session with a panel of senior management and Board members.

These events gave those in attendance the opportunity to hear from different parts of RBS, ask questions about progress so far and learn more about our plans for the future. We set up market stalls on topics of interest including customer experience, innovation and security. They could talk with employees from different parts of the bank on progress and our plans for the future.

Additionally, we held four external stakeholder engagement sessions with our Sustainable Banking Committee on Financial Capability, UK Housing, Climate Risks and Technology Innovation for Social Good.

Working together to tackle fraud and scams

To help our customers protect themselves against fraud and scams we have been working with various partners across the industry.

NatWest sponsored the production of a Code of Practice on protecting customers from financial harm. The specification, launched in November 2017, included input from Financial Fraud Action UK, the National Trading Standards Scams Team, the Office of the Public Guardian, the Metropolitan Police, and two other major UK banks.

NatWest continue to support ‘Friends Against Scams’ run by National Trading Standards and in 2017 trained over 20,000 colleagues. In 2018 we will be the official bank partner of the One Million Friends Against Scams initiative.

Closed Loop feedback

We are listening, learning and acting on our customers’ feedback. We have taken customer feedback on board and acted on it. Closed loop feedback is about continuously seeking customer feedback and closing the loop on the issues that our customers raise with us.

Examples include:

“It would be good if you could diarise payments”. Customers can now make diarised payments via their mobile app.

“Customers living abroad are unable to use the mobile app with an international number”. Customers can now use our mobile app in various countries including Australia, Gibraltar, Hong Kong, New Zealand, Singapore and South Africa.

“I want all audio statements to have a braille section that allows the customer to know who and what the audio tape is for and what month this relates to”. All our audio statements now have a date so that customers can easily differentiate between them.

In addition, as part of our net promoter system in 2017 we sent out 11.5 million survey invites, with 875,500 responses.

Our approach

Changing face of banking

Since 2014, customers are choosing to do their banking in different ways that suit them and reflect what they do in everyday life. The number of customers using our branches across the UK has fallen by 40% and during the same period mobile banking transactions increased by 73%; in the first half of 2017, there were 1.1 billion mobile and online transactions carried out by our customers.

We are committed to ensuring that our customers have a wide range of ways in which they can bank with us. Every customer is individual and that is why customers can choose from a combination of digital, telephone and face-to-face banking options, each designed to suit their preferences and needs. Customers might carry out simple everyday transactions using our mobile app but still preferring to speak to someone over the phone or via webchat for other banking queries. For more complex needs, such as a Financial Health Check or mortgage advice, customers value having the option to discuss the matter face-to- face or by video.

We are working hard to develop new services to respond to the changing needs and expectations of our customers. All our personal customers can bank with us using our mobile app and online banking services and we have Bankline for business and commercial customers. We also provide a 24/7 webchat service for personal customers, telephony and secure text messaging for when customers want to contact us quickly, digitally and securely.

Closing branches is always a difficult decision and one we do not take lightly. When these decisions are made, we look at each branch and take into account a range of factors including, how customers are choosing to bank with us; how often customers are using the branch; the impact on customers who currently use the branch; other options available to customers including online, mobile, telephony, webchat, cash machines, video banking and local Post Offices and, the proximity of our other branches, including our network of mobile branches and local transport routes and timetables.

We know that for some customers, in particular vulnerable customers, closing branches can be unsettling. We are committed to ensuring that we support all customers with these changes. We aim to provide six months notice before we close a branch (the industry norm is 12 weeks) and we proactively contact our regular branch users and vulnerable customers to talk to them about our decision and the options available to them.

Our national contract with the Post Office means that customers can undertake everyday banking in any of the 11,500 Post Offices throughout the UK. In many areas, we operate mobile branches, which bring our banking services direct to local communities, many of which have not had a branch before.

We acknowledge that some of our customers are not comfortable with using online or mobile banking, and for those customers who would value some support we have created a specialist taskforce of TechXperts who are dedicated to supporting our customers with training and support with digital skills. Our TechXperts support customers with the varied ways to bank and for example accompany customers to the local Post Office to show them how their banking can be done.

We have introduced a number of roles to provide personal, face-to-face banking services in communities, assisting customers with access to our non-cash services, offering support with financial planning and education. Our Community Bankers base themselves in places like libraries, local businesses and community centres so as to best serve local communities. Business Growth Enablers focus on our small business customers. They are specially trained to help source advice that will help local businesses with banking support, as well as harnessing their own network to support business needs. Business Growth Enablers work with industry partners to run free events for customers on issues such as fraud, scams and digital tax returns.

Climate change

We recognise climate change is a significant global issue and we fully support the objectives of the Paris Climate Agreement and the emissions reductions strategies set by the UK and devolved governments. We have publicly pledged our support for the Financial Stability Board’s (FSB) Taskforce on Climate-related Financial Disclosures (TCFD) and we have included more detail on our approach to the TCFD recommendations in the Additional Information section of the 2017 Annual Report on Form 20-F. We also plan to announce further details of our long term approach to climate change.

We believe there is a need to support our customers to reduce their emissions, save energy and manage their costs. Over the last decade, we have become one of the leading lenders to the UK Sustainable Energy market, with expertise and services designed for customers from small businesses up to large corporations. RBS was recognised by InfraDeals as the leading lender to the UK renewables sector by number of transactions over the past six years (2012- 2017).

As we have refocused our business on the UK, Ireland and Western Europe, we’ve also substantially reduced our lending to carbon intensive parts of the global economy such as coal mining and oil extraction. Our total exposure to the oil and gas industry, for example, now accounts for just 0.5% of our lending exposures. In 2017 we did not directly finance any new coal mining or coal power projects. More details of our lending to the energy sector will be published on our Sustainable Banking webpages on rbs.com in April 2018.

Relative to our size, our operational footprint from serving our customers is quite small, but still significant. Our primary emissions impact comes from the energy used to heat, cool and power our buildings and data centres. We have set targets using a science-based method in order to align our efforts to reduce emissions with the climate science that sits behind the Paris Climate Agreement. Our target for 2020 is to reduce our direct carbon emissions by 45% from a 2014 baseline and at the end of 2017 we had already recorded a 39% reduction. The table below provides more detail.

We have also set 2020 targets to reduce water use by 10% and paper use by 60%, whilst continuing to target zero waste to landfill. We engage colleagues, suppliers and customers in these efforts and in 2017, 3,200 colleagues logged over 24,000 activities to reduce our environmental impact via our green reward app. More information on our targets and initiatives can be found on the Sustainable Banking webpages at rbs.com.

GHG Emissions	2014 (Baseline)	2016	2017	Change 2014 to 2017 (%)
Location-based CO2e emissions (Scope 1, 2 and Business Travel) (tonnes)	512,583	388,648	311,583	-39%
Scope 1* CO2e emissions (tonnes)	36,857	29,131	27,172	-26%
Scope 2** Market-based*** CO2e emissions (tonnes)	391,105	159,629	76,197	-81%
Scope 2 Location-based CO2e emissions (tonnes)	370,374	270,481	215,959	-42%
Scope 1 and 2 Location-based CO2e emissions per FTE (tonnes)	4.16	3.32	3.18	-24%
Scope 3**** CO2e emissions from business travel (tonnes)	105,352	89,036	68,452	-35%

We have reported on all emission sources under the Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013. To our knowledge there are no material omissions. Independent Limited assurance has been provided by Ernst & Young LLP over total reported CO2e emissions (tonnes) (Scope 1*,2** and 3*** location based emissions). Our reporting year runs from October 2016 to September 2017.

These emissions have been calculated using the methodology advised in the Greenhouse Gas Protocol revised edition (2004). The boundary of reporting is set as all entities and facilities either owned or under operational control. Emissions factors used are from UK Government’s GHG Conversion factors (DEFRA), IEA, or relevant local authorities.

*Scope 1: Emissions from fluorinated gas loss and fuel combustion in RBS premises/vehicles. **Scope 2: Emissions from electricity, district heating and district cooling used in RBS premises. *** market-based emissions have been calculated using the GHG Protocol guidelines. ****Scope 3: Emissions associated with business travel (air, rail and road) by RBS employees.

NatWest Markets energises the SSE Green bond deal

NatWest Markets continues to build its presence in the sustainable finance market with an active role on the issuance of a landmark Green bond by SSE.

SSE, one of the UK's leading energy suppliers, issued its first Green bond raising EUR600 million, the largest ever Green bond by a UK company. It will use the proceeds to re-finance existing environmentally-friendly projects, in particular onshore windfarms.

SSE has invested around GBP 3.2 billion in renewable energy since 2010 and has the largest renewable energy capacity in the UK and Ireland.

Human rights and Modern Slavery Act

RBS takes a proactive approach to upholding our commitment to respect human rights and our approach is centred on identifying and mitigating potential human rights risks across our business and our wider sphere of influence. The Modern Slavery Act 2015 (MSA) forms part of our approach to human rights as this regulation brings together the serious criminal offences of slavery, servitude, forced or compulsory labour and human trafficking together under one piece of legislation. In 2017 we published our first annual statement on the MSA on rbs.com. This built upon our interim statement which was published in December 2016 and our existing policy framework.

Our approach is underpinned by Our Values and Our Standards. For employees this is via the RBS Code of Conduct ‘Our Code’. Our Code includes a clear commitment to respect human rights, supported by the Yes Check, a tool to guide good decision making. Employees are consulted on key aspects of their working environment, and they can utilise a confidential helpline to discuss any matters of concern.

Our commitment to the international progress of human rights includes upholding the principles of the United Nations Global Compact since 2003.

We are committed to the implementation of the United Nations Guiding Principles on Business and Human Rights and participate with our peers in groups such as the Thun Group and United Nations Environment Programme Finance Initiative. We have been adopters of the Equator Principles since their inception in 2003 to manage social and environmental risks, including human rights, in project- related transactions.

We have sector-specific Environmental, Social and Ethical (ESE) risk policies (available at rbs.com/sustainable) which include human rights considerations for high-risk sectors. For customers outside these sectors, our general ESE risk concerns policy ensures due diligence is carried out on clients when human rights risks are identified. We expect our customers to share our commitment to respecting human rights within their operations.

Our Customers

We are aware that as a High Street bank we come into contact with millions of customers, some of whom may be victims of modern slavery. Our relationship with our customers is governed by a wide range of risk considerations, including our Anti-Money Laundering (AML) and Environmental, Social, and Ethical (ESE) risk assessments on current or new customers, to consider whether any of their activities carry human rights infringements.

Our People

All of our people are recruited legally and must meet the 1998 Immigration Act requirements.

RBS is a fully accredited Living Wage Employer. We gained accreditation in 2014. RBS’ commitment as a Living Wage accredited employer applies to everyone working for the bank in the UK and has been extended to staff who are employed via suppliers (e.g. cleaning, security and catering staff). Employees are regularly consulted on their working conditions and a confidential helpline is available at all times.

Our Suppliers

We expect our suppliers to uphold the same values and commitments that we have made in relation to social and environmental impacts. Adherence to these policies is required as part of our supply chain tendering process and within our supplier contracts.

Our Sustainable Procurement Code sets out the international human rights commitments we expect of the companies that we work with, including labour standards and non-discrimination.

Our approach

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

Our Values are at the heart of both Our Standards, the bank-wide behavioural framework and Our Code, the bank- wide Code of Conduct.

Our values are integral to the way we behave and do business and we continue to reinforce them in our systems, policies and processes, communications training and leadership role modelling.

We set ourselves clear cultural priorities each year and manage these through our Executive Committee.

We monitor our progress against our goals. We gather feedback from our colleagues through our listening strategy, and through metrics and key performance indicators to assess our progress and respond accordingly. We do this along with feedback from regulators and industry bodies.

Almost 60,000 colleagues completed our most recent colleague opinion survey. The results were the most positive we’ve seen in recent times and showed we’re changing the culture of the bank for the better. Key measures of engagement, leadership and our culture have improved significantly, and we’re now above the global financial services norm in the majority of our survey categories. The results are encouraging, and show that our hard work is paying off. However, we recognise that we have more to do to make this a stronger bank and a great place to work.

We encourage colleagues to tell us what they think via the annual colleague survey and our regular comments boards. When colleagues wish to report concerns relating to wrong doing or misconduct they can raise concerns via Speak Up, the bank’s whistleblowing service. In 2017 289 cases were raised compared to 213 in 2016.

Performance and Reward

Our approach to performance management provides clarity for our colleagues about how their contribution links to our ambition and all our colleagues have goals set across a balanced scorecard of measures.

Further progress has been made in making sure employees are paid fairly for the work they do and are supported by simple and transparent pay structures. More employees have moved to a purely fixed pay construct during the year, allowing them to concentrate on providing excellent customer service. We will continue to make further changes in 2018 which will result in over half of our employees being on a purely fixed pay construct making their pay fairer and easier to understand.

We are confident that we pay our employees fairly. We keep our HR policies and processes under review to ensure we do so.

Our rates of pay continue to exceed the Living Wage and changes have been introduced to ensure people performing the same roles are paid more consistently.

More information on our remuneration policies can be found in the 2017 Annual Report on Form 20-F.

Learning

‘Determined to lead’ (Dtl), our core leadership programme is now embedded as business as usual. Dtl provides consistent tools to lead and engage our colleagues and is transforming the way we operate. In 2017 a further 3,000 leaders participated in the programme.

2017 saw over 16,000 colleagues undertake stage one of Service Excellence training, our customer service programme. This first module introduces our Core Service Behaviours and provides an awareness of the tools and techniques that will help us to deliver the best possible service, every time.

We continue to work closely with the Chartered Banker Institute and Chartered Banker Professional Standards Board (CB:PSB) to professionalise our colleagues. In 2017 we again achieved an Excel rating in the CB:PSB Foundation Standard review , and remain one of only two CB:PSB member firms to have secured ‘Earned Autonomy’.

We also offer a wide range of additional learning opportunities.

Health and Wellbeing

Wellbeing is a strong pillar in making the bank a great place to work.  In 2017 our wellbeing programme successfully delivered against three wellbeing pillars; Physical, Mental, Social and we have started to put in place support against our fourth area of Financial Wellbeing. For the third year running we participated in the Global Challenge (formerly GCC) and with 34,000 colleagues taking part we won the Global Challenge 1st Most Active Organisation Financial Industry. Building on this success, we embraced the rapid acceleration of digital wellbeing and are one of the few large organisations to pilot a digital wellbeing platform.

During 2017 we have continued to support Time to Change (removing the stigma of mental health) and actively encouraged open dialogue across the bank to support Mental Health in the Workplace. We were successful in running bankwide major online campaigns to support Mental Health Awareness Week and World Mental Health Day.

As we continue to support our colleagues through change we have fully utilised the services of our Employee Assistance Programme.

Inclusion

Building a more inclusive RBS is essential for our customers and colleagues.

Our inclusion policy applies to all our colleagues globally to make sure everyone feels included and valued, regardless of their background.

•      As at 31 December 2017, our permanent headcount was 71,924. 49% were male and 51% female.

•      We continue to work towards our target of having at least 30% senior women in our top three leadership layers across each Function and Franchise by 2020. As at the 31 December 2017 we have, on aggregate, 37% women in our top three leadership layers, and our pipeline (around 5000 of our most senior roles) has 44% women. We are on track to have a fully balanced workforce at all levels of the organisation by 2030.

•      RBS plc’s gender pay gap in Great Britain is 37.2% (median 36.5%). The figures also show a gender bonus gap of 64.4% (median 36.6%).

•      A key driver behind the gap is the fact that we have more men in senior roles (which attract higher pay) than women.  In order to close the gender pay gap, we must continue to improve our gender balance in our most senior roles, and here we are making good progress. We have a positive action approach in place, tailored by business, according to the specific challenges they face. As we continue to increase the proportion of women working in senior roles, we expect our gender pay gap will lessen.

•      During 2017, we continued to roll out unconscious bias learning to all our colleagues to create a solid platform for the wider inclusion agenda. 70% of colleagues have now participated in unconscious bias training since it was introduced in 2015.

•      We have plans in place for all segments of our pan-bank disability plan. It addresses areas for improvement including branch access, accessible services, improving colleague adjustment processes and inserting disability checkpoints into our key processes and practices.

•      We continue to focus on building an ethnically diverse RBS. Our plan focuses on positive action and includes reciprocal mentoring, targeted development workshops and leadership programmes and ensuring we have a Black, Asian and Minority Ethnic (BAME) focus on recruitment, talent identification and promotion. We will introduce explicit targets for BAME representation at senior levels in 2018.

•      Our LGBT agenda continues to deliver a better experience for our LGBT colleagues and customers. We have processes in place to support updating gender and title on customers’ banking records and to support colleagues undergoing gender transition. And, we continue to support our c.20,000-strong colleague networks.

Grade	#Women	#Men	%Women
CEO – 1	5	9	36
CEO – 2	35	66	35
CEO – 3	232	397	37
CEO – 4	1,309	1,681	44
Target population (CEO — 3 and above)	272	472	37

Male		Female
Executive Employees	90 (76%)	28 (24%)
Directors of Subsidiaries	184 (80%)	45 (20%)

There were 347 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries. The RBS Board of directors has fourteen members, consisting of nine male and five female directors.

Helping young people keep their money safe

Were you thinking about identity theft, fraud or insurance as a youngster? Probably not, but thanks to MoneySense – our flagship financial education programme for 5 to 18 year olds – today's young people are becoming a lot more financially aware.

MoneySense has been helping young people towards a better financial future for more than 23 years and the varied content aims to help them to understand the changing nature of fraud and how they can protect themselves. A range of resources for each age group are available including quizzes, videos and worksheets.

These resources help teach pupils about money safety in the real world and how to avoid the dangers of fraud in a fun and interactive way.

MoneySense content also looks at a wider range of financial dilemmas including budgeting for a party, choosing a mobile phone contract and understanding when it is important to have insurance.

MoneySense has now reached more than five million young people and over 5,000 colleagues from across the bank have signed up as MoneySense volunteers to help deliver workshops in schools.

MoneySense resources are used in 66% of secondary schools across the UK and Ireland.

Our Customers

RBS remains committed to achieving its target of being the number one bank for customer service, trust and advocacy by 2020.

Customer

In 2017 we made it our goal to significantly increase NPS or maintain number one in our chosen customer segments. This strategy was implemented to support the overall aim of being the number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to track the progress we are making to achieve our goals in each of our markets and to also measure our customers’ experience.

To measure advocacy, customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’. Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. The net-promoter score (NPS) is established by subtracting the proportion of detractors from the proportion of promoters.

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Our Commercial Banking NPS has remained stable during 2017 and remains ahead of its main competitors. In England & Wales, NPS for NatWest Personal Banking has also remained stable and we have met our target for customer trust. In Scotland, while we have not met our target for customer trust for Royal Bank of Scotland, it has increased strongly year on year. We do recognise that significant work is required to improve our customer experience and we continue our work to resolve the ongoing reputational and legacy issues.

		Q4 2016	Q3 2017	Q4 2017
NPS: Personal Banking	NatWest (England & Wales) (1)	13	12	12
	Royal Bank of Scotland (Scotland) (1)	(4)	(13)	(6)
	Ulster Bank (Northern Ireland) (2)	(16)	(4)	(5)
	Ulster Bank (Republic of Ireland) (2)	(7)	(6)	(7)
NPS: Business Banking	NatWest (England & Wales) (3)	(2)	(10)	(7)
	Royal Bank of Scotland (Scotland) (3)	(5)	(14)	(15)
NPS: Commercial Banking (4)		20	21	21
Trust(5)	NatWest (England & Wales)	55%	59%	57%
	Royal Bank of Scotland (Scotland)	13%	22%	27%

Notes:

(1)         Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3361) Royal Bank of Scotland (Scotland) (440). Based on the question: “How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?” Base: Claimed main banked current account customers.

(2)         Source: Coyne Research 12 month rolling data. Latest base sizes: Ulster Bank NI (294) Ulster Bank RoI (275) Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)         Source: Charterhouse Research Business Banking Survey, YE Q4 2017. Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: NatWest England & Wales (1245), RBS Scotland (437). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

(4)         Source: Charterhouse Research Business Banking Survey, YE Q4 2017. Commercial £2m+ in GB (RBSG sample size, excluding don’t knows: (904). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

(5)         Source: Populus. Latest quarter’s data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (948), RBS Scotland (203).

Taking paper out of the mortgage process

Our new paperless mortgage process is saving our customers time and money. Documents which were previously received by post can now be uploaded in seconds via a safe, temporary portal. Signatures can also be provided digitally, so customers no longer have to sign paper documents and post them back to us.

As well as being much more convenient for customers, the new process is also more environmentally friendly (saving around 4.3 million sheets of paper a year) and much more efficient. By removing the need for paper documents, which need to be sent through the postal system, we are now able to complete the appointment to offer in less than half the time than before, from 23 working days to 11 on average.

Our operating environment

Key influences in our operating environment

Our ability to serve customers and create value for the long term is heavily influenced by the environment in which we operate. Every year we assess the importance of these influences both in terms of their relevance to our stakeholders (including customers, investors, UK government, employees and civil society) and their potential commercial impact on us.

An assessment of the most important influences in our operating environment are detailed below. The influences have been identified through various means, including, internal and external stakeholder engagement and review of internal and external sources. These considerations have the potential to influence our ability to serve customers and create value for the long term. They carry both risks and opportunities, driven by a mixture of direct commercial impact and stakeholder interest as a result of wider societal trends.

In the following pages, each influence is briefly described together with selected highlights in 2017 and with guidance on where you can find more information on that key influence.

Our operating environment

Influences explained and where to find out more.

Find out more
	Chairman	2017	Business	Our	Our	Our	Key	Risk	Sustainable
	and CEO	Performance	model and	Stakeholders	Colleagues	Customers	economic	overview	Banking report
	review	Summary	strategy				indicators

Key Influences	Definition	Selected highlights in 2017	Where to find out more
Critical considerations that support our ambition to be No.1 for customer service, trust and advocacy
Customer service

Delivering excellent customer service is essential for the banking sector to build trust. Maintaining and growing a loyal and satisfied customer base requires an appropriate digital and physical presence and clear distribution strategy.

•     Approximately 5.5 million active users regularly benefit from the speed and convenience of our mobile banking app with +51 net promoter score.

•     Closed Loop Feedback provides us real-time feedback from our customers which we are listening to, learning from and acting on every day.

•     Rolled out a Service Excellence programme, to further improve our customer service.

Employee wellbeing & engagement

Employee engagement and satisfaction is highly correlated with overall performance. A key determinant of the bank’s success will be ensuring all of its employees are clear on their roles and responsibilities, capable and feel motivated to do the best job possible.

•     Our View, the bank’s annual employee feedback survey showed that engagement is up by seven percentage points to 83% compared with 2016, the highest level since 2002.

•     Launched ‘Building a great place to work’ to support our commitment to giving our employees a fulfilling career, fair pay, relevant training and good leadership.

•     Actively supported Mental Health Awareness Week, enabling employees to speak more openly about mental health and support each other.

Ethics, culture and integrity

Professional integrity is a key governance consideration in the banking sector. Services provided must satisfy the highest professional standards, avoid conflicts of interest, bias, or negligence, and ensure that all stakeholders, including employees, contractors and business partners, are treated fairly and equally.

•     Improved our position in the latest Banking Standards Board (BSB) survey, which seeks to promote high standards of behaviour and competence across the UK banking industry. RBS improved in all nine BSB survey categories compared with 2016 results and in quartile performance against its peer group.

•     Employed the greatest number of UK employees with professional banking qualifications. RBS employs more bankers with a professional banking qualification from the Chartered Banker Institute than any other UK financial institution. Members are required to comply with the annual CPD requirements of the professional body. The Chartered Banker Institute is the UK’s only and world’s oldest professional body for banking.

•     ‘Speak Up’, our whistleblowing service, received 289 reports compared to 213 reports in 2016. The service allows employees to raise concerns in a safe and supportive environment so that potential issues can be addressed quickly and effectively.

Operational competence

Delivering appropriate digital infrastructure is important to ensure a ‘technically-able’ bank that supports its long-term future. Cyber security is also a vital part of providing a safe and secure banking service. Banks need to proactively identify and manage risks and efficiencies in their operations and facilities.

•     RBS is a founding partner of ‘Friends Against Scams’, the National Trading Standards Scams Team’s fraud and scams awareness initiative. More than 20,000 colleagues have completed the relevant training.

•     Improved the in-branch digital experience with TechXperts in every branch to advise and support customers on how to have a secure online banking experience. The in-branch wi-fi capability has also been improved.

•     There has been a sustained improvement in the number of customers impacted by fraud with a 26% reduction compared with 2016.

•     Resilient, simple and efficient systems are critical to building the number one bank for customer service, trust and advocacy. Our systems are available 99.9% of the time.

Strength and stability

Banks need to demonstrate their ability to survive financial stress arising from economic turmoil, and potential large scale fines and legal cases resulting from historic events. They must also demonstrate they have sufficient capital, liquidity and resilience as well as the ability to generate sufficient returns.

•     The CET1 ratio increased by 250 basis points to 15.9% in 2017 despite absorbing significant additional legacy costs.

•     RWAs reduced by £27 billion (12%), ending the year at £201 billion (from £228 billion in 2016). This reduction was driven by NatWest Markets, where RWAs fell by £16.8 billion due to the continued run-off of the legacy business and mitigation activities in the core business, together with active management of the lending book in Commercial Banking.

•     A key milestone in our ring-fencing journey was achieved through the application to the Court of Session in Edinburgh to initiate a ‘Ring-Fencing Transfer Scheme’ so as to carry out a legal transfer of some of our business.

Key Influences	Definition	Selected highlights in 2017	Where to find out more
Current Priority Considerations
Banking regulation	Banks continue to operate in an environment where regulatory change is frequent and increasingly complex requiring significant time and resources.

•     RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime, the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed. Refer to the Report of the directors for further details.

•     NatWest Markets aligned the majority of Functions and Services employees in 2017 in preparation for operating as a non-ring-fenced bank.

•     RBS Group published a Tax Strategy.

•     Regulatory changes that RBS worked on in 2017 included MiFID II / MiFIR, Open Banking and reform of capital and liquidity regulations.

Conduct

Banks remain focused on putting in place measures to prevent issues related to conduct. At the same time, legacy conduct issues, such as RMBS, continue to have major financial and reputational impacts.

• A settlement with the Federal Housing Finance Agency (FHFA) and the California State Attorney General in the US was reached. • The 2008 rights issue shareholder litigation was resolved.
Competition and Innovation

The banking sector is going through a period of rapid change with regulatory and technological trends converging to increase competition. Together with accelerating innovation, the UK implementation of the Open Banking Standards raises the potential for significant disruption of the traditional banking business model.

•     Partnered with FreeAgent, an Edinburgh-based Fintech that provides online accounting software, to help our small business customers track their finances and report their taxes digitally.

•     Introduced a chat bot called ‘Cora’ that answers questions from customers 24/7, freeing up colleagues time so that they can help customers with more complex queries. Cora currently handles over 100,000 customer conversations per month across our web and online channels.

•     Plans are in place for Open Banking, including customer education around security awareness.

Diversity, equality & inclusion	The inclusion agenda is quickly moving up the corporate agenda and driving the need to foster corporate cultures that value diversity, teamwork, quality leadership and training.

•     Made progress against our 2020 targets on our four priorities: Lesbian, Gay, Bisexual, Transgender (LGBT), Gender Balanced, Disability Smart, Ethnically Diverse.

•     Supported the International Day of Persons with Disability sharing stories across the bank and with customers.

•     Recorded an increase in the total number of female leaders within our top three senior layers, including the appointment of two new female non-executive board directors.

•     RBS was named a Times Top 50 employer for Women and rated as a Stonewall Top Global Employer.

Health of the UK and global economy

The outlook for the UK and global economy remains uncertain due to a number of factors including: the UK’s vote to leave in the EU referendum, wider political instability, an extended period of low interest rates, high debt levels and delays in normalising monetary policy.

•     The UK economy grew by 1.8% in 2017, down slightly from 1.9% in 2016, below the long-run average of more than 2%.

•     The main development in 2017 was higher inflation. Along with weak wage growth it meant that households’ incomes were squeezed.

•     The eurozone economy was 2.7% larger in the final quarter of 2017 than in the same period of 2016, up from 1.8% in 2016. Unemployment fell but remained high at 8.7%.

•     US growth accelerated to 2.3%. The job market remained buoyant with 1.8 million jobs added during the year and the unemployment rate falling to 4.1%.

Political landscape

Political risks continue to evolve with the UK’s vote to leave in the EU referendum creating significant economic, political and regulatory uncertainty. Heightened geopolitical tensions and rising populism in advanced economies have also contributed towards a rise in uncertainty.

•     In 2017 NatWest Markets announced its plan to repurpose the existing licence in the Netherlands in the event of loss of EU passporting as a result of the UK’s departure from the EU.

•     We engage the UK Government and opposition political parties to understand their priorities for the sector.

Our operating environment

Key Influences	Definition	Selected highlights in 2017	Where to find out more
Privacy

As a bank our customers not only trust us with their finances but also with their information. It is therefore important that we deal with their information the right way. By doing the right thing in meeting the privacy expectations of our employees, customers and shareholders we build confidence, which in turn builds trust and therefore has a tangible influence on delivering the bank’s ambition to be No.1 for customer service, trust and advocacy.

•     The bank takes privacy and the protection of customers and employee data very seriously, and has worked with other banks to make sure it is factored into the Open Baking architecture.

•     The new General Data Protection Regulation (GDPR) comes into effect on 25 May 2018 and brings a new era in safeguarding personal data by businesses.

•     The bank has been preparing for GDPR since April 2016.

•     The GDPR grants new and enhanced rights for individuals in relation to their personal information and, as 25 May approaches, the bank will communicate more fully with customers and clients about these changes and how they can exercise their rights.

Skills and capability of staff

Financial services companies face competition for skilled employees, in particular with specific skillsets (e.g. IT). As the industry transforms to more digital banking, the need for such skills may become more acute.

•     Delivered the Entrepreneurial Development Academy, a programme designed in partnership with E-Spark, specifically for RBS employees to develop an entrepreneurial mindset. Over 5,900 employees participated in the programme.

•     Over 64,600 employees underwent training by the Chartered Banker Professional Standards Board (CB:PSB) with 94% of applicable staff achieving the CB:PSB Foundation Standard.

•     Introduced a new tool to help our people learn and develop for example career development days and mobile learning.

•     RBS was recognised as a Top 5 Apprentice UK Employer.

Support for enterprise

A healthy economy needs a pipeline of new and growing businesses to spur innovation and growth. Entrepreneurs,  start-ups  and small businesses require particular support in terms of financing and building market share.

•     Rolled out ESME, a digital platform which offers SMEs the ability to digitally obtain loans quickly, potentially within an hour, on a 24/7 basis.

•     Launched Pitch App to help entrepreneurs communicate with impact.

•     Entrepreneurial Spark opened an accelerator hub in London, our 12 accelerators are now in every region of the UK.

Trust in the banking sector	Trust in traditional large UK banks often lags behind smaller competitors and new market entrants. Rebuilding trust remains a key challenge.

•     Customer trust in NatWest in England & Wales has met its 2017 target of 57%, improving from 55% at Q4 2016 to 57% at Q4 2017.

•     Trust in RBS in Scotland has increased strongly year on year (from 13% in Q4 2016 to 27% in Q4 2017) but remains behind its target of 38% for 2017.

•     Our Board Sustainable Banking Committee hosted stakeholder engagement sessions and two retail shareholder events.

Housing	Demand for housing in some parts of the UK and Republic of Ireland outstrips supply, reducing affordability and harming family disposable incomes.

•     Board Sustainable Banking Committee held a stakeholder engagement session on housing, inviting a variety of external stakeholder groups to share their perspectives with us.

•     Your Mortgage Awards 2016 - 2017: Best First-Time Buyer Mortgage Lender, Best Bank.

•     What Mortgage Awards 2017: Best National Bank, Best Lender Customer Service.

•     Gross new mortgage lending of £33.9 billion in UK PBB, Ulster Bank RoI, Private Banking and RBSI.

Long term and emerging considerations
Changing customer needs

Customer needs are changing and different types of customer often have significantly different banking needs. In order to be attractive and useful, financial products and services need to fit in with customers’ lives and be flexible to differing levels of digital and financial understanding.

•     68% of our personal customers are active across our mobile and online banking platforms.

•     Launched Strategic Account Opening meaning our personal customers can open an account in five minutes.

•     Launched the UK’s first ever paperless mortgage - customers can now apply for a completely digital mortgage which uses the latest technology to securely share and verify documents online.

•     Our Home Insurance Quote and Buy system gives customers cover in less than fifteen minutes.

•     One of the first large UK banks to launch robo-investment advice service through NatWest Invest.

Key Influences	Definition	Selected highlights in 2017	Where to find out more
Climate change

The Paris Agreement provides a framework by which the world will seek to prevent dangerous climate change but further challenges remain. Climate change presents both physical and transition risks. The transition to a low carbon economy is also presenting opportunities for low carbon sectors of the economy. There are also increasing regulatory and stakeholder expectations of banks to address climate change.

•     RBS has pledged its support to the Task Force on Climate- related Financial Disclosures (TCFD).

•     Board Sustainable Banking Committee held a stakeholder engagement session on Climate risk, inviting a variety of external stakeholders groups to share their perspectives with us.

•     We have been recognised by InfraDeals as the leading lender to the UK renewables sector by number of transactions over the past six years (2012- 2017).

•     Set a new carbon reduction target using a ‘science-based’ method, aligning our ambition with the Paris Climate Agreement.

Executive pay	Shareholders, employees and the general public have shown increasing concerns about the inequality in pay in large companies between senior executives and the general workforce.

•     Bonus pools have fallen by around 75% since 2010, aligned with the restructuring that has taken place and the actions taken by Group Performance and Remuneration Committee. Remuneration is allocated over a multi year basis, with the ability to apply malus and clawback to encourage good behaviours and a long-term focus.

•     Introduction of a new policy for Executive Directors in 2017, with significantly lower maximum award levels and with increased shareholding requirements.

Financial capability

A customer’s ability to manage money well, both day to day and through significant life events, and their ability to handle periods of financial difficulty. It focuses on developing financial skills and knowledge, attitudes, and motivation, which can help customers avoid falling into financial difficulty and can improve their financial health and well being.

•     MoneySense, our financial education programme for 5 to 18 year olds, won Digital Information Product of the Year (PPA Digital Awards) in recognition of how it has adapted to the digital age with engaging and interactive content to support teachers and parents.

•     Completed over one million Financial Health Checks in 2017.

Social inequality & financial exclusion

The increasing gap between rich and poor and the rising cost of living means many UK consumers find themselves in precarious financial situations and are struggling to manage their money day to day. This, with future economic uncertainty, may well lead to increased bad debt and over indebtedness. In addition millions do not have access to mainstream financial services such as free ATMs, credit, and banking products together with lack of digital footprint and skills and are forced to rely on high-cost products.

•     Helped over 680,000 customers in financial hardship find a solution to their debt problem.

•     Provided over 27,500 customers with ‘breathing space’ and extra time for them to find support and to put in place a repayment arrangement.

•     Innovative Citizens Advice partnership, where Citizens Advice colleagues are located within one of our Specialist Support teams providing independent advice to over 900 of our most vulnerable customers.

•     In partnership with the Money Advice Trust, we developed industry leading Addictions Training for our colleagues and use across the sector.

UK infrastructure	The UK has a significant need for new infrastructure, such as energy, transport and project finance. Banks have an important role in supporting infrastructure investment across the UK.	• Banks like RBS have a key role supporting this investment, through lending and sourcing global capital markets financing.

Independent assurance

The Royal Bank of Scotland Group plc appointed Ernst & Young LLP to provide limited independent assurance over selected sustainability content within the Strategic Report (“the Report”), as at and for the period ended 31 December 2017. The assurance engagement was planned and performed in accordance with the International Standard for Assurance Engagements (ISAE) 3000 Revised, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information.

These procedures were designed to conclude on:

•         The consistency of selected narrative claims on sustainability with underlying performance information, and;

•         The accuracy and completeness of the sustainability performance indicators listed below:

•         Value (£) of attempted fraud prevented in the UK

•         Total gender balance in top 3 senior layers

•         Total number of people supported through enterprise programmes

•         % personal customers who are digitally active

•         Total number of Financial Health Checks

•         Banking Standards Board survey results

•         % of staff who received CB:PSB standards certification

•         Total scope 1 and 2 location based CO2e emissions Scope 3 emissions from business travel.

An unqualified opinion was issued and is available on rbs.com, along with further details of the scope, respective responsibilities, work performed, limitations and conclusions.

Keeping the UK economy moving

Whether it's supporting tourism or business, and creating local jobs, airports provide an essential service and play a vital role in the UK economy.

We're helping to support infrastructure projects right across the UK, including airports. By giving them access to the funding they need to invest in their future and enhance the passenger experience, we're playing our part keeping people, goods – and the economy – moving.

We've helped Gatwick with seven bond issuances – including its September issue of £350 million 22-year bonds; prepared Manchester Airports Group for its first bond issuance since 2014, and provided long-term debt financing for Leeds Bradford and London Luton airports.

Reflecting on the support they received in 2017, Neil Thompson, Chief Financial Officer for Manchester Airport Group says: "We were delighted to work with NatWest for the launch of this important bond transaction. The bond will form a key part of the company's capital structure to fund future growth of Manchester Airport Group's airports."

Our operating environment

Key economic indicators

The UK economy grew by 1.8% in 2017, down slightly from 1.9% in 2016. That was below the long-run average of more than 2%.

In a healthy job market, the number of people in work increased by around 400,000 and unemployment fell to 4.3%, the lowest rate since 1975. As a result of the 17% fall in the value of sterling that began in 2015, inflation accelerated, peaking at 3.1%. Higher inflation was one reason the Monetary Policy Committee (MPC) voted to increase Bank Rate to 0.5% in November. With wage growth of around 2.5%, households’ spending power was squeezed. Business profitability remained strong and business investment grew by 1.7% in the year to the third quarter. House price inflation remained around 5%.

Summary

The main development in 2017 was higher inflation. Along with weak wage growth it meant that households’ incomes were squeezed. As a result, household spending grew by 1.0% in the year to the third quarter and retail sales volumes increased by 1.4% in the year to December. While some households curbed their spending others ran down their savings – the saving ratio reached a record low of 4.0% in the first quarter – and consumer credit grew by 9.5% in the twelve months to December. Employment continued to rise strongly but wage growth remained modest for most of the year, meaning domestically- generated inflationary pressures were muted. However, the MPC judged that the pace of growth – including the still- improving labour market – combined believed that Bank Rate would be at or close to 0.75% in December 2018.

The Republic of Ireland appears to have grown strongly. Unemployment continued to fall, ending the year at 6.2%, its lowest rate since 2008. Consumer price inflation remained subdued at 0.4%. House price inflation accelerated to around 12% from 9.0% in 2016. This returned prices to their 2009 level and still almost one-quarter below the peak in nominal terms.

The eurozone economy was 2.7% larger in the final quarter of 2017 than in the same period of 2016, up from 1.8% in 2016. Unemployment fell but remained high at 8.7%. While inflation increased to 1.4% it remained short of the European Central Bank’s target of “at or below” 2%. The ECB continued to provide stimulus through low interest rates and quantitative easing. It announced in October that it would reduce the amount of its monthly asset purchases while extending the period during which it will make purchases until at least September 2018.

US growth accelerated to 2.3%. The job market remained buoyant with 1.8 million jobs added during the year and the unemployment rate falling to 4.1%. However, wage growth remained modest and consumer price inflation was well below the Fed’s 2% target. However, the central bank continued to tighten policy with three rate rises during the year, taking the Fed Funds with what it judges to be a slower rate of potential expansion would have resulted in higher than acceptable inflation had it not raised Bank Rate. In indicating that Bank Rate would rise further, the Committee emphasised that subsequent increases would be gradual and limited. At the year’s end, markets Target Rate to 1.25% - 1.50%.

In China, growth was broadly stable at 6.9%. This was in part a consequence of continued stimulus, which resulted in a further rise in indebtedness. Recognising this, the authorities took steps to limit the growth of credit.

Our operating environment

Risk overview

Effective risk management is at the heart of the successful development and execution of the RBS strategy

An emphasis on strong risk management has a key role in positioning RBS to prepare for, and respond to, developments in the wider competitive, economic and regulatory environment. Risk appetite is set in line with overall strategy and approved by the Board. Current and emerging risks, that could materially affect the delivery of the strategy, are identified and managed through the risk management framework.

Progress in 2017

RBS continued to make progress against its strategic objectives by reducing risk and strengthening both the balance sheet and the capital position.

There was a strong focus during 2017 on developing an enhanced operating model for the risk management function. This work aims to ensure the function continues to meet the needs of our evolving business as well as the structural requirements of the UK’s ring-fencing legislation.

The merger of parts of the former Conduct & Regulatory Affairs function with RBS’s Risk function took effect on 1 January 2017. This integration was designed to take advantage of synergies between the two functions. Work continued through the year to optimise these. In addition, there continued to be an emphasis on refining the risk appetite framework throughout 2017. As well as consolidating the progress made in previous years, further advances were made to enhance the framework in line with RBS’s structural reform. Significant emphasis was placed on reviewing the current measures, along with associated limits and triggers, for each of our material risks and further embedding the reporting of risk profile compared to risk appetite across RBS.

Risk culture continued to be at the forefront of our activity as RBS moves towards its aim of making risk simply part of the way colleagues work and think. In support of this, during 2017 the RBS-wide action plan focused on building clarity, and developing capability. Work to standardise risk culture assessment and reporting has enabled progress to be measured across RBS as well as at an individual franchise and function level. In turn, this informed the risk culture element of performance reviews for RBS’s Executive Committee.

Throughout 2017, work continued to consolidate enhancements to the operational risk management framework. The framework plays a key role in helping RBS maintain a safe and secure environment for its customers and is central to the overall risk management strategy. There was an ongoing focus on risk and control assessment, particularly relating to the most material products, processes and services. Significant progress was made in strengthening the fraud defence framework and reducing fraud losses as a result of the successful implementation of various tactical and strategic solutions. The emphasis on understanding and managing the risks relating to RBS’s transformation agenda remained a key theme during the year.

Cyber Security

In an increasingly digital landscape across the industry, cyber security continued to be a priority issue in 2017. RBS has a multi-layered defence approach and continues to invest in its defences as the external threat evolves. As part of this ongoing focus, a number of enhancements were made during the year ranging from improved protection of IT systems to mandatory awareness training for all employees. RBS has continued to participate in industry- wide initiatives to monitor and anticipate developments, identify vulnerabilities and share best practice. However, ongoing vigilance will be essential as the threat continues to evolve.

Open Banking

RBS welcomes the Competition & Markets Authority initiative to provide consumers with more choice and more control over their money and financial information by making it easier to compare the details of current accounts and other banking services. During 2017, oversight of the implementation programme was executed in parallel with a strategic assessment of the threats and opportunities in the mid- to long-term. Robust analysis and oversight will continue as the landscape evolves.

Innovation

RBS continues to embrace innovation in the field of financial technology. From the roll-out of the award-winning NatWest and Royal Bank of Scotland mobile app in 2011 to the launch, in 2017, of the NatWest Invest online investment advice service, developments with the potential to improve the banking experience are an integral element of the customer service proposition. Strong risk oversight has kept the security agenda at the forefront of these developments. Throughout the year RBS continued to focus on innovation while emphasising the importance of safety and protection for customers.

Financial Crime

Financial Crime was a key area of focus during 2017. The function continues to monitor the external environment and developments that could affect or change RBS’s exposure to financial crime risk. In particular there was a focus on the anti-money- laundering control environment, with additional enhancements to policies and procedures to address the new regulatory requirements of the Fourth Money Laundering Directive. There was also a strong emphasis on the implementation of proportionate and risk-focused customer due diligence standards – with an increased focus on the management of higher-risk customer segments. While progress was made during the year, more work is required and RBS continues on its journey of improvement in respect of these controls. Enhancements to sanctions screening were also introduced.

Anti-Bribery & Corruption (ABC) RBS is committed to ensuring it acts responsibly and ethically, both when

Our operating environment

pursuing its own business opportunities and when awarding business. Consequently it has embedded appropriate policies, mandatory procedures and controls to ensure its employees, and any other party it does business with, understand these obligations and abide by them, whenever they act for, or on behalf of, RBS. The requirements of RBS’s ABC Policy apply to all RBS employees and non-employees, in every part of the business. All employees are required to complete ABC training on an annual basis, with targeted training appropriate for certain roles.

RBS considers ABC risk in its business processes where there could be a risk of offering an improper advantage or being perceived to do so. This includes, but is not limited to, corporate donations, charitable sponsorships, political activities and commercial sponsorships.

To mitigate against bribery and corruption risks, RBS’s ABC policy and supporting mandatory procedures require employees to assess bribery and corruption risk, and conduct the appropriate level of ABC due diligence on business activities. Where appropriate, there is a requirement for ABC contract clauses in written agreements. In adopting this approach, RBS aims to protect the interests of its customers, shareholders and employees.

Reputational Risk

Reputational risk issues can develop from either strategic choices or conduct issues and may even arise from customer activity. RBS continues to remain alert to the reputational risk it is exposed to – both in its day-to- day business and as a result of legacy issues. During 2017, further work was done to enhance the reputational risk framework and embed it across all business lines. This work will continue in 2018 as RBS continues to evolve its risk management practice to meet the challenges of the changing external environment.

Key Metrics

Risk-weighted assets (RWAs) RWAs reduced by £27 billion (12%), ending the year at £201 billion (from £228 billion in 2016). This reduction was driven by NatWest Markets, where RWAs fell by £16.8 billion due to the continued run-off of the legacy business and mitigation activities in the core business, together with active management of the lending book in Commercial Banking.

Common Equity Tier 1 ratio

The CET1 ratio increased by 250 basis points to 15.9% in 2017. This was well above the 13% target and reflected the profit in the year and the RWA reductions in NatWest Markets and Commercial Banking.

Leverage ratios

The leverage ratio increased by 20 basis points to 5.3% during 2017 reflecting the increase in the CET1 position. The Bank of England leverage ratio increased by 50 basis points as a result of increased central bank reserves which are excluded from the leverage exposure measure.

Stress testing

Under the hypothetical adverse scenario in the Bank of England 2017 stress test, RBS’s low-point CET1 ratio was below the CET1 ratio hurdle rate and the systemic reference point. Calculated after the impact of management actions, RBS’s CET1 ratio was above the minimum requirement. The Tier 1 leverage ratio remained above the minimum requirement throughout the test.

As a result of the steps RBS had already taken to strengthen its capital position, a revised capital plan was not required by the PRA.

Liquidity and funding

RBS maintained a robust liquidity and funding risk profile in 2017. Its loan-to- deposit ratio was 88% at 31 December 2017, compared with 91% in 2016. The latest Internal Liquidity Adequacy Assessment Process (ILAAP) showed that RBS is in a strong position to withstand liquidity stress scenarios. It suggested that RBS’s liquidity portfolio was large enough to cover more than 168% of the expected outflows in the worst of three severe scenarios.

Litigation and conduct

Litigation and conduct costs of £1,285 million included a £664 million provision in relation to various investigations and litigation matters relating to RBS’s issuance and underwriting of residential mortgage-backed securities (RMBS) and additional PPI provision of £175 million. In July 2017 RBS reached a settlement with the Federal Housing Finance Agency (FHFA), as a result of which the FHFA’s outstanding litigation against RBS relating to those securities was withdrawn. Further details on these issues can be found in the Litigation, Investigations & Reviews section.

Climate risk

While no climate-related risks have been identified that would have a major impact on RBS’s strategy over a five-year horizon, RBS manages and monitors a number of associated threats. These include physical impacts, such as flooding, as well as the impact of climate-related regulation, though exposure to the sectors most vulnerable to climate risks, or climate-related regulation, has significantly reduced (for example RBS exposure to the power and oil & gas sectors has fallen to 1.2% of total lending exposures in 2017). RBS supports the work of the Financial Stability Board’s Task Force on Climate- Related Financial Disclosures (TCFD). Adoption of the TCFD recommendations is an important step forward in pricing climate-related risks and opportunities as the transition to a low-carbon economy – under the terms of the Paris Climate Agreement – progresses.

Top and emerging risks

RBS employs a continuous process for identifying and managing its top and emerging risks. These are defined as scenarios that could have a significant negative impact on RBS’s ability to operate. A number of scenarios attracted particular attention in 2017. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing RBS.

Refer to the Risk Factors section on pages 349 to 379.

Macro-economic and political risks

RBS remains vulnerable to changes and uncertainty in the external economic and political environment, which have intensified in the past year. Stress testing and scenario planning is used extensively to inform strategic planning and risk mitigation relating to a range of macroeconomic and political risks. Scenarios identified as having a potentially material negative impact on RBS include: the impact of the UK’s exit from the EU; a second Scottish independence referendum; a UK recession including significant

Our operating environment

falls in house prices; global financial market volatility linked to advanced economy interest rate increases or decreases; a protracted period of low interest rates in the UK; vulnerabilities in emerging market economies resulting in contagion in RBS’s core markets; a eurozone crisis; and major geopolitical instability.

Risks related to the competitive environment

RBS’s target markets are highly competitive, which poses challenges in terms of achieving some strategic objectives. Moreover, changes in technology, customer behaviour and business models in these markets have accelerated. RBS monitors the competitive environment and associated regulatory technological strategy development and makes adjustments as appropriate.

Impact of cyber attacks

Cyber attacks are increasing in frequency and severity across the industry. RBS has participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a number of control enhancements have been delivered as part of a bank-wide security programme. This has improved the protection of IT systems and data for both employees and customers. Further enhancements are underway and planned to ensure RBS continues to maintain an effective control environment as the cyber threats evolve.

Regulatory and legal risks

Future litigation and conduct charges could be substantial. RBS is involved in a number of litigation and investigations matters, including: ongoing class action litigation, securitisation and mortgage- backed securities related litigation, investigations into foreign exchange trading and rate-setting activities, continuing LIBOR-related litigation and investigations, and investigations into the treatment of small and medium- sized business customers in financial difficulty, anti-money laundering, sanctions, mis-selling (including mis-selling of payment protection insurance products). Settlements may result in additional financial penalties, non-monetary penalties or other consequences, which may be material.

More detail on these issues can be found in the Litigation, Investigations and Reviews and Risk Factors sections of the 2017 Annual Report on Form 20-F. To prevent future conduct from resulting in similar impacts, RBS continues to embed a strong and comprehensive risk and compliance culture.

Failure of information technology systems

RBS’s information technology systems are complex. As such, recovering from failure is challenging. To mitigate these risks, a major investment programme has significantly improved the resilience of the systems and further progress is expected. System sustainability has improved as we continue to simplify and modernise our infrastructure and applications.

An increase in obligations to support pension schemes

The value of pension scheme assets may not be adequate to fund pension scheme liabilities. The actuarial deficit in the RBS pension schemes may therefore increase, requiring RBS to increase its current and future cash contributions. An acceleration of certain previously- committed pension contributions was made in Q1 2016 to reduce this risk. Depending on the economic and monetary conditions and longevity of scheme members prevailing at that time, the actuarial deficit may increase at subsequent valuations and is also expected to be affected by ring-fencing.

Operational and execution risks

Increased losses may arise from a failure to execute major projects successfully. These currently include the transformation plan, the restructuring of NatWest Markets, compliance with structural reform requirements including the statutory ring-fencing requirements implemented as a result of the Independent Commission on Banking and the implementation of obligations under the policy framework for resolution (including Operational Continuity in Resolution). These support the delivery of a robust control environment and the embedding of a strong and pervasive customer- centred organisational and risk culture, which are essential to meet RBS’s strategic objectives. These projects cover organisation structure, business strategy, information technology systems, operational processes and product offerings. RBS continues to work to implement change in line with its project plans while assessing the risks to implementation and is taking steps to mitigate those risks where possible.

Risks to income, costs and business models arising from regulatory requirements

RBS is exposed to the risk of further increases in regulatory capital requirements as well as risks related to new regulations that could affect its business models.

RBS considers and incorporates the implications of proposed or potential regulatory activities in its strategic and financial plans.

Inability to recruit or retain suitable staff

There is a risk that RBS lacks sufficient capability or capacity at a senior level to deliver – or to adapt to – change. RBS monitors people risk closely and has plans in place to support retention of key roles, with wider programmes supporting engagement and training for all employees.

Governance at a glance

Board of directors

Chairman Howard Davies	Executive directors Ross McEwan Ewen Stevenson
Non-executive directors Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Yasmin Jetha	Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman (Senior Independent Director) Dr Lena Wilson
Company Secretary Aileen Taylor

Our Board

The Board has fourteen directors comprising the Chairman, two executive directors and eleven independent non-executive directors, one of whom is the Senior Independent Director. Biographies for each director can be found on pages 51 to 55.

The Board is collectively responsible for the long-term success of RBS and delivery of sustainable shareholder value. Its role is to provide leadership of RBS within a framework of prudent and effective controls which enables risks to be assessed and managed.

In 2017, the Board and committee evaluation process was conducted internally by the Deputy Secretary and Director, Corporate Governance, and overseen by the Company Secretary.

Our Board committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. The work of the Board committees is discussed in their individual reports. The terms of reference for each of these committees is available on rbs.com.

The full Governance report is on pages 50 to 105 of the 2017 Annual Report on Form 20-F.

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

Technology and Innovation Committee

The Technology and Innovation Committee was established in August 2017 and is responsible for assisting the Board in overseeing and monitoring execution of the Group’s strategic direction in relation to technology and innovation.

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

UK Corporate Governance Code

Throughout the year ended 31 December 2017, RBS has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated April 2016 except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. RBS considers that this is a matter which should rightly be reserved for the Board.

Our Board

Chairman

Howard Davies

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

UBI DAC Board Oversight Committee (Chairman)

Executive directors
Chief Executive

Ross McEwan

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

External appointment(s): None Committee membership(s): Executive Committee (Chairman)
Chief Financial Officer

Ewen Stevenson

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

Our Board

Independent non-executive directors

Frank Dangeard

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

External appointment(s): Non-executive director of the RPX Corporation Non-executive director of Symantec Corporation Committee membership(s): Board Risk Committee Technology and Innovation Committee

Alison Davis

Nationality: British/USA

Date of appointment: 1 August 2011

Experience: Previously, Alison served as a director of City National Bank, First Data Corporation, Xoom, Presidio Bank, Diamond foods and a non-executive director and chair of the board of LECG Corporation. She has also worked at McKinsey & Company, AT Kearney, as Chief Financial Officer at Barclays Global Investors (now BlackRock) and as managing partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

Alison is a graduate of Cambridge University and Stanford Business School.

External appointment(s):

Non-executive director and member of the audit and compensation committees of Unisys Corporation

Non-executive director, and member of the audit committee of Fiserv Inc

Non-executive director and chair of the audit committee of Ooma Inc

Committee membership(s):

Technology and Innovation Committee (Chairman)

Group Performance and Remuneration Committee

Sustainable Banking Committee

Morten Friis

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

Our Board

Independent non-executive directors

Robert Gillespie

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

Chairman of the Boat Race Company Limited

Director of Social Finance Limited

Committee membership(s):

Group Nominations and Governance Committee

Group Performance and Remuneration Committee (Chairman)

Sustainable Banking Committee

GRG Board Oversight Committee

Penny Hughes, CBE

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

External appointment(s):

Non-executive Chairman of The Gym Group plc. Also chair of the nominations and member of the audit, risk and remuneration committees

Non-executive director, chairman of the remuneration committee and member of the audit and nomination committees of Superdry plc

Non-executive Chairman of IQSA Group Limited

Committee membership(s):

Sustainable Banking Committee (Chairman)

Board Risk Committee

GRG Board Oversight Committee

Group Nominations and Governance Committee

Our Board

Independent non-executive directors

Yasmin Jetha

Nationality: British

Date of appointment: 21 June 2017

Experience: Previously a non-executive director designate of Williams & Glyn. During her executive career, Yasmin held Chief Information Officer roles at Bupa and the Financial Times, where she became the Chief Operating Officer. She previously had a career spanning nearly 20 years at Abbey National PLC, latterly serving as an Executive Director on the board.

External appointment(s):

Non-executive director of Guardian Media Group plc

Non-executive director of Nation Media Group (East Africa)

Independent panel member of the Cabinet Office Major Projects Review Group

Committee membership(s):

Sustainable Banking Committee

Technology and Innovation Committee

Brendan Nelson

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

External appointment(s):

Non-executive director and Chairman of the audit committee and member of the remuneration and chairman’s committees of BP plc

Member of the Financial Reporting Review Panel

Committee membership(s):

Group Audit Committee (Chairman)

Group Nominations and Governance Committee

Board Risk Committee

GRG Board Oversight Committee (Chairman)

UBI DAC Board Oversight Committee

Baroness Noakes, DBE

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

External appointment(s):

Deputy Chairman, Ofcom

Committee membership(s):

Board Risk Committee (Chairman)

Group Audit Committee

GRG Board Oversight Committee

Group Nominations and Governance Committee

UBI DAC Board Oversight Committee

Our Board

Independent non-executive directors

Mike Rogers

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

External appointment(s):

Non-executive Chairman of Aegon UK

Director of Experian plc and Chairman- designate of its Remuneration Committee

Committee membership(s):

Group Performance and Remuneration Committee

Sustainable Banking Committee

Mark Seligman

Nationality: British

Date of appointment: 1 April 2017

(Senior Independent Director since 1 January 2018)

Experience: Mark, is a former senior investment banker with broad financial services knowledge, has substantial FTSE 100 Board experience gained in various industry sectors, including as a Committee Chair and Senior Independent Director.

During his executive career, he held various senior roles at Credit Suisse/BZW (including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB); and previously SG Warburg (ultimately as Managing Director, Head of Advisory).

He has also previously served as a non-executive Director of BG Group plc and as Deputy Chairman of G4S plc.

External appointment(s):

Senior Independent Director of Kingfisher plc

Non-Executive Director and chairman of the audit committee of Smiths Group plc

Committee membership(s):

Group Nominations and Governance Committee

Group Performance and Remuneration Committee

UBI DAC Board Oversight Committee

Dr Lena Wilson, CBE

Nationality: British

Date of appointment: 1 January 2018

Experience: Experience: Lena is an experienced CEO with an international career, who spent a significant proportion of her executive career with Scottish Enterprise, latterly as Chief Executive from 2009 until 2017. Prior to that, Lena held the role of Senior Investment Advisor to The World Bank in Washington DC.  Dr Wilson is a visiting Professor at the University of Strathclyde and has previously served as a member of Scotland’s Financial Services Advisory Board and as Chair of Scotland’s Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland.

External appointment(s):

Non-Executive Director of Intertek Group plc, and member of its audit and nomination committees.

Non-Executive Director of Scottish Power Renewables Limited

Committee membership(s):

Sustainable Banking Committee

Our Board

Chief Governance & Regulatory Officer and Board Counsel

Aileen Taylor

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

Corporate governance

Chairman’s introduction

The corporate governance report provides an overview of key roles and responsibilities of the Board, how the Board spent its time in 2017 and how we communicate with shareholders. Board effectiveness and performance evaluation are also covered.

As mentioned in my Chairman’s Statement on page 7, during 2017 the Board has considered a number of key strategic, financial, regulatory and risk matters together with legacy issues such as Williams & Glyn; Global Restructuring Group (GRG); and various litigation matters including the 2008 shareholders’ rights issue litigation. The Board has also been able to spend time focussing on forward-looking matters, including ring-fencing preparations; innovation; technology; and culture. The establishment of the Board’s Technology and Innovation Committee will further support our focus on the Group’s future strategic direction.

During 2017 we made a number of changes to our Board and committee composition, to support our preparations for ring-fencing and to ensure orderly succession planning. Further details are set out below under Board and committee changes.

On 28 July 2017, the Group Board Directors were appointed to the Board of Ulster Bank Limited (UBL) and the existing Directors of UBL stepped down. This common board and committee structure with Group, RBS plc and NatWest promotes simplification and efficiencies.

I and my fellow directors are committed to observing high standards of corporate governance, integrity and professionalism. Our statement of compliance with the UK Corporate Governance Code (the Code) can be found on page 106.

I would like to take this opportunity to thank my fellow Directors for their continued commitment and dedication throughout 2017.

Howard Davies, Chairman of the Board

The Board

The Board has fourteen directors comprising the Chairman, two executive directors and eleven independent non-executive directors, one of whom is the Senior Independent Director.

Biographies for each director and details of which Board committees they are members of can be found on pages 51 to 55. The Board considers that the Chairman was independent on appointment and that all non-executive directors are independent for the purposes of the Code.

Board and committee changes

A number of changes were made to Board and committee composition during 2017, as follows:

•                  Mark Seligman was appointed as a non-executive director on 1 April 2017.

•                  Yasmin Jetha was appointed as a non-executive director on 21 June 2017, and became a member of the Sustainable Banking Committee with effect from 3 August 2017.

•                  With effect from 3 August 2017 Baroness Noakes, Penny Hughes and Mark Seligman were appointed members of the Group Nominations & Governance Committee and Alison Davis stepped down.

•                  On 1 September 2017 the Technology and Innovation Committee was established with Alison Davis as Chairman and Yasmin Jetha and Frank Dangeard as members.

John Hughes was also appointed as a non-executive director on 21 June 2017, but unfortunately resigned on 1 September 2017 due to health reasons.

Also, with effect from 1 January 2018:

•                  Sandy Crombie stepped down as a non-executive director of RBS, and as Senior Independent Director and Chairman of the Group Performance & Remuneration Committee;

•                  Mark Seligman assumed the role of Senior Independent Director and became a member of the Group Performance & Remuneration Committee;

•                  Robert Gillespie assumed the role of Chairman of the Group Performance & Remuneration Committee; and

•                  Dr Lena Wilson joined the board as a non-executive director.

Dr Wilson became a member of the Sustainable Banking Committee with effect from 31 January 2018.

In addition, with effect from close of business of the 2018 Annual General Meeting, Penny Hughes will step down as a non-executive director of RBS and Chairman of the Sustainable Banking Committee.  Mike Rogers will assume the role of Chairman of the Sustainable Banking Committee.

Roles and responsibilities

The Board

The Board is collectively responsible for the long-term success of RBS and delivery of sustainable shareholder value. The terms of reference include a formal schedule of matters specifically reserved for the Board’s decision and are reviewed at least annually. They are available at rbs.com>about.

A number of Board members are designated as “Senior Managers” under the PRA and FCA’s Senior Managers’ Regime The role profiles of relevant directors reflect their regulatory responsibilities and they receive ongoing support to ensure they can demonstrate the reasonable steps they have taken to meet their responsibilities. This support includes a practical handbook for non-executive directors on the Senior Managers’ Regime.

Chairman

The role of Chairman is distinct and separate from that of the Chief Executive and there is a clear division of responsibilities with the Chairman leading the Board and the Chief Executive managing RBS business day to day.

Corporate governance

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

•                  foster open and inclusive discussions at each Board / Committee meeting which challenge executives, where appropriate;

•                  in conjunction with the Chief Executive and Company Secretary, ensure that members of the Board receive accurate, timely and clear information to enable the Board to lead RBS, take sound decisions and monitor effectively the performance of executive management;

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

•                  lead the culture and values of RBS, creating an environment where employees are engaged and committed to good customer outcomes;

•                  lead, manage and develop RBS’s senior leadership team, ensuring professional capability is developed and that succession coverage meets the needs of RBS;

•                  ensure RBS has effective frameworks and structures to identify, assess and mitigate risks; and

•                  in conjunction with the Chairman and Company Secretary, ensure the Board receives accurate, timely and clear information.

Senior Independent Director

Throughout 2017 Sandy Crombie, as Senior Independent Director, acted as a sounding board for the Chairman and as an intermediary for other directors when necessary. He was also available to shareholders to discuss any concerns they may have, as appropriate. Mark Seligman assumed the role and responsibilities of Senior Independent Director with effect from
1 January 2018.

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

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. Refer to page 49 of the Strategic Report for more details. The terms of reference are available on rbs.com.

The GRG Board Oversight Committee was established in 2015 in relation to the Financial Conduct Authority review of the treatment of SME customers and continued to meet during 2017. The Committee oversees and provides advice to the Board in relation to the review, the external independent review of GRG instigated by the Group and other matters generally related to GRG.

The US Risk Committee was disbanded in May 2017 following the closure of the Connecticut branch.

A Board Oversight Committee was established in September 2017 in order to provide oversight of required enhancements to the governance and risk management practices within Ulster Bank Ireland DAC (UBI DAC), reporting to the Board, as appropriate.

The NatWest Markets Working Group has continued to oversee the transition towards establishment of the board of NatWest Markets Plc which will be stood up in 2018.

Company Secretary

Aileen Taylor is the Company Secretary. Aileen also leads the Bank’s Regulatory Affairs function.

The key responsibilities of the Company Secretary include:

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

•                  management of RBS’s profile with key stakeholders, including oversight of relations with key influencers and regulators;

•                  defining and delivering the corporate governance and regulatory affairs strategy across RBS; and

•                  the provision of professional support to the Board and its committees and leading on implementation of recommendations from the annual Board evaluation.

Corporate governance

Conflicts of interests

RBS has procedures in place to ensure that the Board’s management of conflicts of interest and its powers for authorising certain conflicts are operating effectively. On appointment, each director is provided with RBS’s guidelines for referring conflicts of interest to the Board. Each director is required to notify the Board of any actual or potential situational or transactional conflict of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts.

Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company’s Articles of Association. The Board considers each request for authorisation on a case by case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process.

Details of all directors’ conflicts of interest are recorded in a register which is maintained by the Company Secretary and reviewed annually by the Board.

Board meetings

In 2017, 9 Board meetings were scheduled and individual attendance by directors at these meetings is shown in the table below.

In addition to the 9 scheduled meetings, 9 additional meetings and committees of the Board were held, including meetings to consider and approve financial statements. The Chairman and the non-executive directors meet at least once per year without executive directors present.

Attended/ scheduled
Howard Davies	9/9
Ross McEwan	9/9
Ewen Stevenson	9/9
Frank Dangeard	9/9
Alison Davis	9/9
Morten Friis	9/9
Robert Gillespie	9/9
Penny Hughes	9/9
Yasmin Jetha (1)	5/5
Brendan Nelson	9/9
Baroness Noakes	9/9
Mike Rogers	9/9
Mark Seligman (2)	6/6
Former Directors
Sandy Crombie (3)	9/9
John Hughes (4)	2/2

Notes:

(1)      Appointed to the Board on 21 June 2017.

(2)      Appointed to the Board on 1 April 2017.

(3)      Stepped down from the Board with effect from 1 January 2018.

(4)      Appointed to the Board on 21 June 2017 and stepped down from the Board on 1 September 2017.

Principal areas of Board focus during 2017

In advance of each Board meeting, the directors are provided with comprehensive papers.

At each scheduled Board meeting the directors received reports from the Chairman, Chief Executive, Chief Financial Officer, Chief Risk Officer, Chief Operating Officer, Chief Administration Officer, Franchise CEOs, General Counsel and the Board Committee Chairmen. Other relevant senior executives attend Board meetings to present reports to the Board as appropriate. This provides the Board with an opportunity to engage directly with management on key issues and supports the Board’s succession planning activity.

An overview of the principal areas of Board focus during 2017 is set out below.

Customer & Culture

•                   customer service

•                   open banking and innovation

•                   branch network strategy

•                   payments strategy

•                   customer metrics

•                   branding, communications and marketing updates

•                   overseeing culture and quarterly culture updates

•                   external fraud update

•                   Banking Standards Board assessments

Finance

•                   annual financial budget and plan

•                   capital strategy and planning

•                   Internal Capital Adequacy Assessment Process

•                   Individual Liquidity Adequacy Assessment Process

•                   dividend planning and policy

•                   pension strategy

•                   tax strategy

•                   mergers and acquisition strategy

•                   recovery and resolution planning

•                   results and analysts’ presentations

•                   IFRS 9 accounting policies

•                   legal entity capability and plans

Corporate governance

Strategy

•                   annual Board strategy offsite and deep dives into each of the franchises

•                   Brexit implications and response planning

•                   structural reform, including ring-fencing and legal entity transfers

•                   transformation programme

•                   Williams & Glyn alternative remedies package and re-integration

Risk & Conduct

•                   stress testing

•                   risk appetite governance and framework

•                   annual review of strategic risk appetite

•                   preventing the facilitation of tax evasion

Legal, Regulatory & Governance

•                   Annual Report and Accounts

•                   AGM arrangements

•                   Board appointments

•                   Board policies, including Board Appointments and Boardroom Inclusion

•                   Board and Committee evaluations

•                   annual PRA presentation to the Board

•                   external auditor evaluation

•                   Individual Accountability Regime: embedding and ring-fencing implications

•                   internal audit evaluation

•                   Modern Slavery Act

Human Resources

•                   internal employee survey results

•                   executive director remuneration proposals

•                   executive director performance and pay review

•                   executive succession planning

•                   health and safety

The Board also visited the RBS International (“RBSI”) business in Jersey in September 2017. The agenda included a deep dive on the RBSI business, strategy, risks and challenges, and directors also met with key customers and local businesses.

In October 2017, an event for subsidiary non-executive directors provided a useful opportunity for subsidiary non-executive directors to gain a broader knowledge of the Group and education on areas of interest as well as providing a deeper understanding of their roles and responsibilities within the Group. A Board reception was also held at Gogarburn in October 2017, during which directors were able to meet and spend time with RBS customers, stakeholders and other influencers.

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

•               Retail banking

•               Broad financial services

•               Commercial & Private Banking

•               Markets/investment Banking

•               Government and regulatory

•               Mergers and acquisitions

•               Corporate restructuring

•               Stakeholder management

• Chief executive experience • Finance and accountancy • Risk • Technology (infrastructure) • Digital and innovation • Operations • Change management • Consumer facing

Board committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any individual.

Induction and professional development

Each new director receives a formal induction on joining the Board, which is co-ordinated by the Company Secretary. This includes visits to RBS’s major businesses and functions and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate. An illustrative list of the meetings arranged during a new director’s induction programme is set out below:

•               Chairman

•               Chief Executive

•               Chief Financial Officer

•               Senior Independent Director

•               Other non-executive directors

•               Company Secretary

•               Chief Risk Officer

•               Chief Marketing Officer

•               Chief Operating Officer

•               RBS Treasurer

•               Chief Audit Executive

•               Chief Legal Officer and General Counsel

•               Chairmen and CEOs of principal subsidiaries

•               Franchise Chief Executive Officers

•               Deputy Chief Financial Officer

•               Chief Accountant

•               Head of RBS Tax

•               Chief Human Resources

Officer

•               Chief Administrative

Officer

•               Head of Investor Relations

•               Head of Public and Consumer Affairs

•               Head of Recovery and Resolution Planning

•               Director of Strategy & Corporate Development

•               Director of Transformation

•               Head of Restructuring

•               Chief Economist

•               External Auditors

•               External Counsel

•               Regulators

•               Business visits (UK and

overseas)

Corporate governance

The directors have access to a wide range of briefing and training sessions and other professional development opportunities. Internal training relevant to the business of RBS is also provided. Business visits are arranged as part of the Group Audit Committee and Board Risk Committee schedule (details of which can be found on pages 67 and 74) and all non-executive directors are invited to attend. Non-executive directors are also welcome to attend the stakeholder engagement sessions run by the Sustainable Banking Committee (further details of which are on page 82).

Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities as directors. Directors may also request individual in-depth briefings from time to time on areas of particular interest.

During 2017, the directors received updates on a range of subjects to enhance their knowledge, including:

•                   RBS customer service excellence programme training

•                   Financial Crime and anti-money laundering training, including Criminal Finances Act 2017

•                   Embracing Innovation and Disruption

•                   Diversity and inclusion

•                   UK Corporate Governance Reform agenda

•                   Stakeholder engagement

•                   Remuneration developments

•                   General Data Protection Regulation

•                   Reporting on Payment Practices and Performance Regulations 2017

•                   Structural Reform

In addition, all directors have access to an online resources portal, which contains internal policy information and external briefing notes on topical subjects, to support their professional development and competence.

The Company Secretary maintains continuing professional development logs. These are reviewed regularly between the Chairman and each director individually, to assist in identifying future training and development opportunities that are specific to the individual director’s requirements.

Information

All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Company Secretary. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense.

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

Performance evaluation

In accordance with the Code, an external evaluation of the Board takes place every three years. An internal evaluation takes place in the intervening years. The most recent external evaluation of the Board was conducted in 2015.

Progress following the 2016 evaluation

A number of actions were progressed during 2017 in response to the findings of the 2016 performance evaluation, overseen by the Group Nominations & Governance Committee.

These included further enhancement of the Board’s composition with the appointments of Mark Seligman and Yasmin Jetha, and the introduction of a Board Appointment Policy to support succession planning. Work continued on improving the quality of information provided to the directors and the 2017 Board agenda reflected directors’ feedback on agenda balance and priorities.  The Board continued to dedicate significant time to culture and customers, and this focus will continue into 2018. In conclusion, the specific actions identified during the 2016 evaluation have been appropriately addressed, and where high level themes remain relevant, these have been appropriately incorporated into the 2017 action plan.

2017 Performance evaluation process

In 2017, the Board and committee evaluation process was conducted internally by the Deputy Secretary and Director, Corporate Governance, and overseen by the Company Secretary.

The Deputy Secretary and Director, Corporate Governance undertook a formal and rigorous evaluation by:

•                   preparing surveys that were completed by each director and holding interviews with each director;

•                   discussing the key themes and recommendations for action with the Chairman; and

•                   recommending the key themes and proposed actions to the Board.

Corporate governance

Outcomes of the 2017 performance evaluation

The conclusion of the 2017 performance evaluation was that the Board operated effectively throughout the year and fulfilled its remit as set out in its terms of reference.

Positive feedback was provided in relation to the operation of the Board, including its composition, focus of the agenda, the Chairman’s leadership, meeting dynamics and the support the Board receives.

Key themes and findings arising from the evaluation included:-

Strategy

As legacy matters reach their conclusion, the Board has an opportunity to devote more of its time to discussing forward looking strategy.

Customers

Acknowledging the work of the Sustainable Banking Committee in this area, the general consensus was that there is scope for even greater focus on customers at Board level.

Risk

Noting the work of the Board Risk Committee, it was agreed that continued Board focus on major strategic risks should remain a priority.

Engagement with management

It was agreed that the Board provides effective challenge and oversight to management and the importance of continuing to balance the Board’s challenge / oversight role with providing appropriate support to management was also highlighted.

Executive succession planning

There is appetite at Board level for greater focus on Executive Committee succession and talent development.

Board information and time commitment

Acknowledging the progress made during 2017, it was noted that there remains room for improvement in length and timeliness of papers. The length of committee meetings was also raised in the context of directors’ time commitment.

Next steps

A detailed action plan has been developed in response to the themes and findings during the 2017 evaluation, and its implementation will be overseen by the Group Nominations & Governance Committee during 2018.

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

During 2017, RBS also held events in Edinburgh and London for our retail shareholders. Further details can be found on page 29 of the Strategic Report.

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

•                  the Chairman independently meets with RBS’s largest institutional shareholders annually to hear their feedback on management, strategy, business performance and corporate governance. Additionally, the Chairman and Senior Independent Director met with the governance representatives of a number of institutional shareholders during the year;

•                  the Senior Independent Director is available if any shareholder has concerns that they feel are not being addressed through the normal channels; and

•                  the Chairman of the Group Performance and Remuneration Committee consults with major shareholders in respect of the Group’s remuneration policy.

Throughout the year, the Chairman, Chief Executive, Chief Financial Officer and Chairman of the Group Performance and Remuneration Committee communicate shareholder feedback to the Board. The directors also receive reports reviewing share price movements and performance against the sector. Detailed market and shareholder feedback is provided to the Board after major public announcements such as a results release. The arrangements in place are to ensure that directors develop an understanding of the views of major shareholders.

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

Report of the Group Nominations and Governance Committee

Letter from Howard Davies

Chairman of the Group Nominations and Governance Committee

Dear Shareholder,

As Chairman of the Board and Chairman of the Group Nominations and Governance Committee I am pleased to present our report on the committee’s activity during 2017.

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

Principal activity during 2017

As highlighted in the Board’s 2016 performance review, the Committee acknowledges the tenure of a number of the current Board directors and therefore made succession planning a priority in 2017.

In addition to recruitment, the Committee continues to oversee the process to reach agreement with the PRA in respect of a governance model that is compatible with ring-fencing legislation.  Ring-fencing also gives rise to a requirement to recruit additional non-executive directors to the boards of our material regulated subsidiaries, which the Committee has overseen.

The Committee has spent time considering the Group’s arrangements in respect of legal entity governance. This work continues and is complementary to the Group’s preparations for the implementation of ring-fencing legislation.

The Committee has overseen the establishment of the Group’s Technology and Innovation Committee, which was constituted on 1 September 2017 with a remit to assist the Board in overseeing and monitoring execution of the Group’s strategic direction in relation to technology and innovation.

Membership and meetings

For most of 2017, the Group Nominations and Governance Committee comprised the Chairman of the Board and four independent non-executive directors. In August 2017, the Committee composition was amended to include the Senior Independent Director, as well as the Chairmen of the Board Risk Committee, Group Audit Committee, Group Performance & Remuneration Committee and Sustainable Banking Committee.  Alison Davis stood down from the Committee in August 2017, simultaneous with her appointment as Chairman of the Technology and Innovation Committee. Sandy Crombie stepped down from the Committee with effect from 1 January 2018.

The Committee holds at least four scheduled meetings per year and also meets on an ad hoc basis as required. In 2017, there were seven meetings. Individual attendance by directors at these meetings is shown in the tables below.

Attended/ scheduled
Howard Davies (Chairman)	7/7
Robert Gillespie	7/7
Penny Hughes (1)	1/2
Brendan Nelson	7/7
Baroness Noakes (2)	2/2
Mark Seligman (3)	2/2
Former Members
Sandy Crombie (4)	7/7
Alison Davis (5)	4/4

(1)    Became a member of the committee on 3 August 2017. Did not attend meeting in September due to a clash with an external commitment in place prior to appointment.

(2)    Became a member of the committee on 3 August 2017

(3)    Became a member of the committee on 3 August 2017

(4)    Stood down from  the Board with effect from 1 January 2018.

(5)    Stood down from  the committee on 3 August 2017

Consideration of new non-executive directors

Both JCA Group and Spencer Stuart have been engaged during this year to support the search for new non-executive directors.  JCA Group and Spencer Stuart do not provide search services to any other part of RBS. During 2017, the Committee considered a number of potential candidates. In April 2017, June 2017 and January 2018 respectively, Mark Seligman, Yasmin Jetha and Dr Lena Wilson, were appointed to the Board as non-executive directors.

Tenure of non-executive directors

The tenure of non-executive directors is set out below.

Attended/ scheduled
0 – 3 years	46%
3 – 6 years	18%
6+ years	36%
100%

Report of the Group Nominations and Governance Committee

Board and Committee membership

As previously mentioned, Mark Seligman joined the board as a non-executive director on 1 April 2017 and was subsequently appointed to the Group Nominations and Governance Committee on 3 August 2017. Mark brings broad financial services knowledge to the Board, having substantial FTSE 100 Board experience gained in various industry sectors. Mark assumed the role of Senior Independent Director with effect from 1 January 2018. Yasmin Jetha joined the Board as a non-executive director on 21 June 2017 and was subsequently appointed to the Sustainable Banking Committee on 3 August 2017 and the Technology and Innovation Committee on 1 September 2017. Yasmin brings a fresh skillset to the Board from her career as a Chief Information Officer in the consumer and media sectors coupled with extensive experience in financial services. Dr Lena Wilson was appointed to the Board as a non-executive director on 1 January 2018. Lena brings strong commercial and public sector experience to the Board, having previously served as Chief Executive of Scottish Enterprise and Senior Investment Advisor to The World Bank.

Performance evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the Group Nominations and Governance Committee, was conducted internally in 2017. The Committee has considered and discussed the outcomes of the evaluation and accepts the findings. Overall the review concluded that the Group Nominations and Governance Committee operated effectively. However, certain recommendations for action were recognised including the need to: regularly engage with the external search firm to provide clarity and guidance on RBS’s expectations of information to be provided to the Committee; and rebalance the agenda of the Committee to ensure greater focus on strategic issues, including director performance and board and senior management succession.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year.

Boardroom diversity and inclusion

RBS values and promotes inclusion in all areas of recruitment and employment. We’re proud to be building an inclusive bank.  The Board understands the need for a diverse mix of talented directors to effective decision-making.

Boardroom Inclusion Policy

The Board approved a revised Boardroom Inclusion Policy in February 2018 which reflects the most recent industry targets and is aligned to the RBS Inclusion Policy and Principles applying to the wider bank. This Policy provides a framework to ensure that the Board attracts, motivates and retains the best talent and avoids limiting potential caused by bias, prejudice or discrimination. The Boardroom Inclusion Policy currently applies to the most senior RBS boards: The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited. A copy of the Boardroom Inclusion Policy is available on rbs.com>about us.

Objectives and targets

The Boardroom Inclusion Policy contains a number of measurable objectives, targets and ambitions reflecting the Board’s ongoing commitment to inclusion progress.

The Policy’s objectives exist to ensure that the Board, and any Committee to which it delegates nominations responsibilities, follows an inclusive process when making nomination decisions.  That includes ensuring that the nomination process is based on the principles of fairness, respect and inclusion, that all nominations and appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion.

Targets and ambitions

The Board aims to meet the highest industry standards and recommendations wherever possible. This includes, but is not limited to, aspiring to meet the targets set by the Hampton-Alexander Report: FTSE100 Women Leaders (33% female representation on the board) and the Parker Report: Beyond 1 by ‘21 (at least one director from an ethnic minority background on the board) by the recommended target dates, 2020/2021. The policy supports our bank-wide ambition to aim for a 50/50 gender balance across all levels of the organisation by 2030.

Monitoring and reporting

The Board currently meets the Parker target and, following the appointment of Dr Lena Wilson on 1 January 2018, now meets the Hampton-Alexander target with female representation on the Board reaching 36%. The Board’s composition as at 31 December 2017 against the stated targets is set out below:

2017
Female	29%
Male	71%
100%

Ethnic minority background	1
Non-ethnic minority background	13
14

Inclusion and diversity progress, including information about the appointment process, will continue to be reported in the Group Nominations and Governance Committee’s report in the RBS Annual Report. The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process.

Further details on RBS’s approach to diversity can be found on pages 110 and 111.

Howard Davies

Chairman of the Group Nominations and Governance Committee

22 February 2018

Report of the Group Audit Committee

Letter from Brendan Nelson,

Chairman of the Group Audit Committee

“Our primary focus is the integrity and quality of RBS’s financial statements”

Dear Shareholder,

The Group Audit Committee (GAC) has responsibility for monitoring and reviewing RBS’s financial reports and disclosures, its accounting policies and practices and standards of internal control. This report provides an overview of the issues considered and debated by the GAC during 2017 and our expected priorities for 2018.

Accounting and financial reporting

The GAC’s primary focus is the integrity and quality of RBS’s financial statements, comprising quarterly, interim and full year results announcements and supporting documentation, in addition to the 2017 annual report and accounts.

Throughout 2017 the GAC received detailed reports from management on the key assumptions and judgements underpinning RBS’s financial results. The GAC also received quarterly reports from both the internal and external auditors. The GAC provided robust challenge and detailed feedback on the financial results and in my role as Chairman of the GAC I reported to the Board on the GAC’s discussions. On behalf of the GAC, I also confirmed the GAC’s recommendation of the financial results to the Board for approval.

RBS resolved a number of significant legacy issues during 2017, in particular the settlement of the UK shareholder litigation and the US Federal Housing Finance Agency litigation and reaching agreement with the EC and HMT regarding the bank’s remaining state aid obligations. The GAC was closely engaged on all of these issues in order to ensure they were appropriately disclosed and provided for.

The GAC also reviewed judgements in relation to asset and credit impairments. The value of goodwill, deferred tax and RBS’s investments in subsidiaries were all key areas of focus during 2017 and the impact of macro economic risks, including developments in relation to Brexit, on the credit environment was a discussion topic throughout the year.

The GAC invested considerable time during 2017 reviewing and discussing the key assumptions, judgements and processes behind RBS’s IFRS 9 calculations, in anticipation of the accounting standard coming into effect on 1 January 2018. Significant work undertaken by management, together with close scrutiny from the GAC allowed RBS to disclose the estimated impact of IFRS 9 in its H1 2017 interim results announcement.

In H2 2017 we then provided guidance on the drafting of the IFRS 9 Transition Report, which is published alongside this report, and explains the pillars of IFRS 9 compared with IAS 39 and the updated impact on RBS.

The ring-fencing programme was a crucial work stream for the bank in 2017 and, in Q3, the GAC considered the basis of preparation of the financial information included within the Ring-fencing Transfer Scheme that was ultimately presented to Court and recommended this to the Board for approval. The GAC kept existing provisions for liabilities such as those in relation to PPI and GRG under close review throughout the year to ensure that they continued to be appropriate. Additional litigation and conduct charges were taken in Q4 2017 in relation to PPI, UBI DAC customer redress and RMBS (US residential mortgage-backed securities matters) with oversight from the GAC. We also considered the suitability of significant loan impairment charges in Q3 and Q4 2017 and a revised strategy for Non-Performing Lending Assets in UBI DAC.

Systems of internal control

RBS made substantial progress in improving its control environment during 2017. The GAC, in conjunction with the Board Risk Committee (BRC), oversees RBS’s control environment. In particular, we monitor the systems of internal control relating to financial management, financial reporting and accounting issues. During the year we received bi-annual updates on the control environment certification process, quarterly reports on internal controls over financial reporting plus updates from the internal and external auditors on the control environment. Most areas of the bank succeeded in obtaining an improved control environment rating by the year end and the GAC will continue to oversee this work over the coming months.

In order to support a robust control environment and to ensure that RBS promotes a culture of doing the right thing, an effective and accessible whistleblowing process is vital. RBS has whistleblowing procedures in place and the GAC receives regular updates on the whistleblowing framework. As GAC chair, I act as RBS’s whistleblowing champion and met regularly with the whistleblowing team to discuss developments, trends and proposed changes to RBS’s whistleblowing framework. In March 2017, I issued a communication to all staff emphasising the importance of this process and encouraging staff to participate. An audit of the bank’s internal whistleblowing service was completed during the year which concluded that the process is well controlled.

External audit

Having completed their first year as RBS’s external auditors in 2016, Ernst & Young LLP (EY) have continued to build and embed their knowledge of the bank during 2017. EY attended each meeting of the GAC in 2017, providing quarterly audit reports and updates on various other bespoke topics. EY’s input has been invaluable in assisting the GAC’s deliberations throughout 2017 and the year-end audit period and I would like to thank them for their contributions.

Report of the Group Audit Committee

Key priorities for 2018

Looking forward to 2018, the GAC will continue to ensure the integrity of the financial statements of both RBS and its subsidiaries. The changes that will be introduced to reporting structures as a result of the ring-fencing programme will be a key focus and we will continue to monitor the impact of the economic environment on RBS’s credit portfolio and financial results. The GAC will also review Internal Audit’s validation of control environment ratings and will strive to ensure that recent improvements in the control environment are sustained.

As ever, I would like to thank all GAC members and attendees for their continued support and dedication during 2017, in particular Sandy Crombie who stepped down from the Board at the end of the year. I would personally like to thank Sandy for his extremely valuable contribution to the work of the GAC over the years.

Brendan Nelson

Chairman of the Group Audit Committee

22 February 2018

Report of the Group Audit Committee

Report of the Group Audit Committee

Membership

The Group Audit Committee is comprised of independent non-executive directors.

Attended/ scheduled
Brendan Nelson (Chairman)	7/7
Morten Friis	7/7
Baroness Noakes	7/7

Former Member
Sandy Crombie	7/7

John Hughes was also a member of the GAC during his tenure as a director from 21 June until 1 September 2017. During this period John Hughes attended one scheduled meeting of the GAC. Sandy Crombie stepped down from the Committee with effect from 1 January 2018.

Brendan Nelson, Morten Friis and Baroness Noakes are also members of the BRC. Sandy Crombie was Chairman of the Group Performance and Remuneration Committee throughout 2017. Brendan Nelson and Sandy Crombie were also members of the Group Nominations and Governance Committee. Baroness Noakes was also appointed as a member of the Group Nominations and Governance Committee with effect from 1 September 2017. This cross committee membership helps facilitate effective governance across all finance, risk and compensation issues. It also helps to ensure that agendas are aligned and that overlap of responsibilities is avoided where possible.

The members of GAC are selected with a view to the expertise and experience of the GAC as a whole and with proper regard for the key issues and challenges facing RBS.

The Board is satisfied that all GAC members have recent and relevant financial experience and that each member of the GAC is independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the “Exchange Act”) and related guidance. The Board has further determined that Brendan Nelson, Committee Chairman, and Baroness Noakes are both ‘financial experts’ for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and auditing as required under the Disclosure Guidance and Transparency Rules. Full biographical details of GAC members are set out on pages 51 to 56.

During 2017 GAC meetings were attended by: the Group Chairman; the Chief Executive; the Chief Financial Officer; the Deputy Chief Financial Officer; the Chief Accountant; the Chief Legal Officer and General Counsel; and the Internal and External Auditors. Other executives, subject matter experts and external advisers were also invited to attend, as required, to present and advise on reports commissioned by the GAC. The GAC also met privately with the external auditors and separately with Internal Audit management.

Purpose of the Group Audit Committee

The GAC’s responsibilities are set out in more detail in its terms of reference which are reviewed annually by the Committee and approved by the Board. These are available on: rbs.com.

Meetings and visits

The GAC held seven scheduled meetings during 2017, four of which were held shortly in advance of submission of the quarterly financial statements to the Board.

During 2017, in conjunction with members of the BRC, members of the GAC took part in an annual programme of visits to businesses and control functions in order to gain a deeper understanding of the risks and issues they face. This programme comprised:

•              two visits to Risk, Conduct and Restructuring;

•              two visits to Internal Audit;

•              a visit to each of Services CAO and Services COO;

•              a visit to Commercial & Private Banking;

•              a visit to NatWest Markets; and

•              a visit to Finance.

In addition to these business and functional visits, the GAC and BRC also undertook a teach-in session on IFRS 9 and visited the bank’s operations in Poland. During the visit to Poland the GAC and BRC received updates on the control environment in the Global Hub Europe, met with key leaders and talent and with the external audit team in Poland.

Allocation of Group Audit Committee agenda time during 2017 was as follows:

Financial affairs of the group	42%
Standards of internal control	19%
Internal audit	18%
External audit	13%
Regulatory relationships and compliance	4%
Governance and procedural	4%
Total	100%

Performance evaluation

The performance of the GAC is evaluated annually, and at least once every three years is facilitated by an external party. Following an externally facilitated evaluation in 2015, the evaluation of the GAC’s performance in 2017 was conducted internally. The evaluation process involved the completion of questionnaires by both GAC members and members of management and follow up interviews to discuss the findings.

The Board and the GAC have considered and discussed the outcomes of this evaluation. Overall the evaluation concluded that the GAC operated effectively during 2017. A small number of recommendations for improvement were made in relation to the length and timeliness of Committee papers, the length of meetings and the schedule of visits, which were approved by the GAC and the Board. Progress against these actions will be tracked in 2018 and reported back to the GAC and the Board.

The GAC conducts an annual evaluation of both the external auditor and the Internal Audit function each year. The 2017 evaluations found that EY were performing the audit of RBS effectively and that Internal Audit continued to operate effectively during the year. Further details are provided in the report below.

Report of the Group Audit Committee

Matters considered by the Committee in 2017

Key area	Matters considered and action taken by the Committee
Accounting and financial reporting
Accounting judgements and reporting issues considered in the preparation of financial reports

The Group Audit Committee focused on a number of salient judgements and reporting issues in the preparation of the financial results throughout 2017, including the quarterly, half year and full year results and the Annual Report and Accounts. In particular, the Committee considered, discussed and, where appropriate, challenged:

•                  provisions and disclosures relating to ongoing regulatory, litigation and conduct issues including: US RMBS investigations and litigation; the UK shareholder action; Payment Protection Insurance claims including whether changes were required as a result of FCA advertising campaigns; the FCA’s investigation into RBS’ former Global Restructuring Group; and the CBI’s review of Irish Tracker mortgages. During 2017 RBS has recognised £1.3 billion of litigation and conduct provisions;

•                  the adequacy of loan impairment provisions, focusing in particular on judgements and methodology applied to provisions. The Committee was satisfied that the overall loan impairment provisions and underlying assumptions and methodologies were reasonable and applied consistently;

•                  the key judgements made in interpreting IFRS 9, the key features of the IFRS 9 impairment process and the impact of IFRS 9 on the bank’s financial results, capital, stress testing and earnings volatility together with the IFRS 9 Transition Report, which is published alongside this report;

•                  valuation methodologies and assumptions for financial instruments carried at fair value including RBS’s credit market exposures and own liabilities assessed at fair value;

•                  judgements made by management in relation to the carrying value of intangible assets including in particular goodwill, and RBS’s investment in subsidiaries within the stand-alone parent company accounts.

•                  management’s assessment of the adequacy of internal controls over financial reporting, and identified deficiencies. The GAC noted significant deficiencies in relation to user-access to the general ledger system and the process around provisions for restructuring costs and action is being taken by management to improve these processes. There were no Material Weaknesses reported in relation to RBS Group at the year-end;

•                  the quality and transparency of financial and risk disclosures;

•                  the viability statement in the 2017 report and accounts and the going concern basis of accounting including consideration of evidence of RBS’s capital, liquidity and funding position. The GAC considered the process to support the assessment of principal risks; assessed the company’s prospects in the light of its current position and the identified principal risks; challenged the evidence to support some of the statements made; and reviewed the disclosure on behalf of the Board. The GAC supported the viability statement and the directors’ going concern conclusion. (Refer to the Report of the Directors for further information); and

•                  the comprehensive review process which supports the GAC and the Board in reaching the conclusion that the disclosures in the annual report and accounts, taken as a whole, are fair, balanced and understandable and provided the information necessary for shareholders to assess the company’s position and performance, business model and strategy. The review process included: central co-ordination of the annual report and accounts by the Finance function with guidance on requirements being provided to individual contributors; review of the annual report and accounts by the Executive Disclosure Committee prior to consideration by the GAC; and a management certification process which required members of the Executive Committee and other senior executives to provide confirmation following their review of the annual report and accounts that they considered them to be fair, balanced and understandable. This process was also undertaken in respect of the half year and quarterly results announcements. The External Auditor also considered the fair balanced and understandable statement as part of the audit process.

Having considered the above, the Committee recommended the quarterly, interim and full year results announcements and the Annual Report and Accounts, together with supporting documentation (including Pillar 3 reports, financial supplements and investor presentations) to the Board for approval.

Ring-fencing

In Q3 2017, the Committee considered the basis of preparation and governance of the pro forma financial information, including the adjustments made, and forecast information that was included within the Ring-fencing Transfer Scheme and recommended this to the Board for approval.

Report of the Group Audit Committee

Key area	Matters considered and action taken by the Committee
Systems of internal control
Annual Risk and Control report

Considered the effectiveness of RBS’s internal control system, including any significant failings or weaknesses.  The GAC also considered RBS’s disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council subsequent to review by the Board Risk Committee.

Control Environment Certification

Considered the outputs of bi-annual self-assessments of the robustness of the internal control environment for RBS’s customer-facing businesses, and its support and control functions. This informs the control environment disclosure in the annual report and accounts. Most areas reported an improved Control Environment Certification rating by the year end and the remaining areas are expected to report an improved rating during 2018. Management’s plans to address certain control issues are covered in more detail in the report of the Board Risk Committee on page 75.

Three lines of Defence

Received a report on RBS’s three lines of defence model, including accountabilities under each of the lines of defence, the impact of ring-fencing governance and actions taken to improve the understanding and effectiveness of the model across RBS.

Whistleblowing

Received updates on whistleblowing activity and the performance of RBS’s whistleblowing service, monitored the effectiveness of the whistleblowing framework and enquired as to any trends or themes. Also received updates on communications and awareness activity relating to whistleblowing and testing of the framework.

The GAC Chairman acts as RBS’s Whistleblowing Champion, in line with PRA and FCA regulations. This role carries the responsibility for ensuring and overseeing the integrity, independence and effectiveness of the firm’s whistleblowing arrangements. As part of this role the GAC Chairman meets regularly with the internal whistleblowing team. During 2017 he also met with RBS’s external whistleblowing supplier and with the internal resourcing team responsible for the RBS’s relationship with that external supplier. An audit of RBS’s internal whistleblowing service was completed during the year by Internal Audit which concluded that the process is well controlled and that management understand the risks they need to manage. A small number of improvements were also recommended and management has committed to address these by 31 October 2018.

Complaints

Updates were provided to the GAC on customer complaints, including the complaints process, compliance with complaints policy and any emerging themes. The GAC is focused in particular on complaints relating to accounting, internal accounting controls or auditing matters; or submitted directly to the Chief Executive Officer, his executive team, or the Chairman.

Ledger Transformation Programme

Received updates in relation to the delivery of RBS’s new general ledger which was implemented in August 2017. The new ledger replaces previous legacy systems and supports new functionality such as discrete legal entity views and multi-currency accounting on a single ledger platform. The implementation of the new ledger was an important step in improving the Finance function’s control environment.

Taxation

Reviewed RBS’s tax position, including a deep dive in October 2017 which covered: UK corporate tax compliance; tax provisions; the status of RBS’s relationship with HMRC; deferred tax assets; the RBS Tax operating model; and external tax developments including making tax digital.

Legal Reports

Considered quarterly reports on the most significant legal risks and developments affecting RBS, including the status of ongoing major litigation and investigations, privacy issues and relevant legislative and regulatory changes.

Notifiable Event Process	Received bi-annual reports on control breaches which are captured by RBS’ notifiable event process. Under this process all Board directors were alerted to the most significant breaches.
Sarbanes-Oxley Act of 2002

Considered RBS’s compliance with the requirements of the Sarbanes-Oxley Act of 2002, and was satisfied in this respect. The GAC noted Significant Deficiencies in relation to user-access to the general ledger system  and  the processes around provisions for restructuring costs and action being taken by management to improve these processes.  Remediation of a significant deficiency previously identified in relation to its subsidiary, NatWest Bank, in connection with legal entity recharge accounting was monitored during 2017 and downgraded in December 2017. No Material Weaknesses were reported in RBS Group at the year-end. Provided oversight of the drive to continue to improve SOX processes and received a number of updates in this regard.

Internal audit
Reports and Opinions

Received quarterly reports and opinions from Internal Audit throughout 2017. These reports and opinions updated the GAC on Internal Audit’s view of the progress made in improving RBS’s risk and control environment and risk and control awareness by reference to the relevant ratings for each business and function, and the risks which may impact the bank achieving its targets. Internal Audit also provided updates on the audit plan and any anticipated changes to the plan and outlined material and emerging concerns identified through their audit work.  In addition, Internal Audit reported on items including: Pillar 3 reporting; RBS’s Global Systemically Important Bank status; and the whistleblowing process.

Report of the Group Audit Committee

Key area	Matters considered and action taken by the Committee
Internal audit continued
Annual Plan and Budget

Considered and approved Internal Audit’s plan for 2017, which is focussed on RBS’s highest risks. An interim update on performance against the plan was provided to GAC at the end of H1 2017. The GAC also considered Internal Audit’s budget and was satisfied that this was sufficient to allow Internal Audit to deliver the plan.

Internal Audit Charter and Independence

Updates to Internal Audit’s charter were approved by GAC. The updates aligned the charter with the language of the October 2016 revisions to the Institute of Internal Auditors International Professional Practice Framework and the latest version of Internal Auditor’s methodology, which was updated in April 2017. The GAC also confirmed the independence of Internal Audit.

Visits

During two visits to Internal Audit in 2017, the GAC received updates on a variety of issues impacting the Internal Audit function, including: resourcing; bench strength; succession planning; quality assurance; strategic priorities; changes to the function’s structure and opinion approach in anticipation of ring-fencing; and the 2018 Audit Plan.

Chief Audit Executive

The Chief Audit Executive continued to report to the Chairman of the GAC, with a secondary reporting line to the Chief Executive for administrative purposes. The GAC assessed the annual performance (including risk performance) of the Chief Audit Executive.

Annual Evaluation

The annual review of the effectiveness of Internal Audit was undertaken internally in 2017. Feedback on Internal Audit was provided by GAC members and attendees (including the external auditors), chairmen of subsidiary audit committees, key members of franchise and function risk committees and other key members of management. The evaluation concluded that Internal Audit had operated effectively during the year. Certain recommendations were made to aid continuous improvement within the function including continuing to bolster succession planning and bench strength, increasing connectivity between Internal Audit teams and sharing best practice. These recommendations will be implemented during 2018 and progress will be tracked by the GAC.

Relationship with regulators
Regulatory Relationships

Received regular reports on the status of RBS’s relationships with its key regulators. The GAC Chairman also attended continuous assessment meetings with the PRA and FCA, a trilateral meeting with the PRA, a meeting with the FRC as well as two meetings with UK Financial Investments Limited during 2017.

External audit
External Audit Reports

Jonathan Bourne has been EY’s lead audit partner for RBS since EY assumed the role of external auditor in March 2016. Jonathan Bourne attended each meeting of the GAC throughout 2017 and reported to the GAC each quarter on their audit work and related conclusions, including the appropriateness of judgements made by management and their compliance with international financial reporting standards.

Audit Plan and fees

Received updates in relation to the external auditor’s 2017 plan and approved the 2017 audit fees including the fee for the 2017 interim results. The GAC was authorised by shareholders at the last Annual General Meeting to fix the remuneration of the external auditors.

Annual Evaluation

Conducted an internal evaluation to assess the independence and objectivity of the External Auditor and the effectiveness of the audit process during 2017. Questionnaires were issued to the GAC members, attendees, the Finance Officers of the Franchises and Functions and key members of the Finance team. The evaluation assessed in particular the external auditor’s mindset and culture, skills, character and knowledge, quality control and judgement. The evaluation highlighted that the objectivity, independence and integrity of the lead audit partner and the audit team is highly rated by both the GAC and management and concluded that the external auditor was operating effectively. A small number of recommendations for continuous improvement were identified including enhancements to reporting; adding value by analysis and suggested management actions; and the pre-planning of audits which will be reviewed by the external auditor. Following the evaluation the GAC recommended that the Board seek the reappointment of EY as external auditor at the next annual general meeting.

CASS Opinions

The external auditor presented the results of its assurance procedures on compliance with the FCA’s Client Asset Rules for RBS’ regulated legal entities for the year ended 31 December 2016. The GAC also considered the CASS Audit plan for 2018, the findings of which will be reported to the GAC once the audit is complete.

External Audit Report to the PRA

The GAC considered EY’s 2016 report to the PRA under supervisory statement SS1/16 which set out the PRA’s expectation for auditors to provide written reports to the PRA concerning the audits of major banks and building societies, as set out in chapter 8 of the Auditors Part of the PRA rulebook. The report responded to specific questions posed by the PRA relating broadly to credit impairment, hedge accounting, trading/valuation, forecasting and conduct. GAC also discussed the questions received from the PRA in relation to the report required for 2017.

Independence of the previous external auditor

As RBS’s previous external auditor, Deloitte LLP (Deloitte) have an ongoing role to consent to the release of their prior period audit opinions for US reporting purposes, the GAC considered the processes and procedures whereby Deloitte were able to re-establish their independence in order to do so.

Report of the Group Audit Committee

Key area	Matters considered and action taken by the Committee
Audit and non-audit services
Non-audit service policy

In order to comply with the Sarbanes-Oxley Act of 2002 and the EU Audit Regulation, RBS has a policy in place in relation to the engagement of the external auditors to perform audit and non-audit services (the policy). The GAC reviews the policy at least annually to ensure it remains fit for purpose. In accordance with the policy, all audit services and permitted non-audit services must be approved before the engagement commences.

Under the policy certain services are classed as Audit-Related Services and these may be approved by the Deputy Chief Financial Officer, on behalf of the GAC, up to a limit of £100,000 each financial quarter. Engagements for Audit-Related Services in excess of this quarterly limit require the approval of the GAC Chairman. All Audit-Related Services are reported to the GAC quarterly. The GAC has also delegated authority to the Deputy Chief Financial Officer to approve the provision of services by the external auditor to non-consolidated subsidiaries of RBS within an annual cap and to approve engagements with the external auditor where RBS has limited or no influence in the selection process. All such engagements are reported to the GAC each quarter.

For all other permitted non-audit service engagements, where the fee is below £5,000 approval by the Deputy Chief Financial Officer is required. Where the fee is above £5,000 but below £100,000 approval by the GAC Chairman is required. For engagements where the fee is expected to exceed £100,000 a competitive tender process must be held and approval of the full GAC is required. In addition all engagements must be approved by the Deputy Chief Financial Officer and by Supply Chain Services. All such ad hoc approvals of non-audit services are ratified by the GAC each quarter.

During 2017, the external auditors were approved under the policy to undertake the following significant engagements:

•                  to carry out (i) a review of RBS’s OFAC compliance policies and procedures and their implementation for RBS’s global business lines; and (ii) and appropriate risk focussed sampling of U.S. dollar payments, as required in connection with the 2013 Cease and Desist Order issued to RBS by the by Board of Governors of the Federal Reserve;

•                  the annual client money (CASS) audit as required by the FCA;

•                  the annual audit of the bank’s LIBOR submissions as agreed with the US Commodity Futures Trading Commission and the FCA;

•                  the audit of note issuance in Scotland and Northern Ireland and in respect of notes in circulation as requested by the Bank of England;

•                  work in respect of reporting for RBS NV in respect of COREP and FINREP returns performed over and above normal regulatory reporting;

•                  reporting to the PRA on matters related to the audit;

•                  the sustainability audit; and

•                  overseas regulatory reporting.

The decision to approve the engagement of the external auditor for the services noted above was due to factors including synergies and efficiencies relating to the audit work, their existing knowledge of RBS which allowed work to commence quickly and with minimal disruption and the benefits in maintaining consistency between similar engagements. In each case the GAC was satisfied that the engagement did not impact the external auditor’s independence. The total value of non-audit services fees during the year was 15.1% of the audit fee.

The policy also includes certain safeguards in relation to engagements with RBS’s previous external auditor, Deloitte who have an ongoing role to consent to the release of their prior period audit opinions for US reporting purposes and may therefore require to re-establish their independence. During 2017 Deloitte were approved under the policy to carry out the following significant engagements:

•                  setting of a framework for documentation review to be undertake in connection with an attestation made to the National Futures Association in relation to record keeping and reporting;

•                  provision of financial advice in relation to the disposal of a business in which RBS held a shareholding;

Report of the Group Audit Committee

Key area	Matters considered and action taken by the Committee
Audit and non-audit services continued

•                  an independent review of UBI DAC compliance with the Code of Conduct Mortgage Arrears requested by the Central Bank of Ireland;

•                  provision of resource support to help support RBS’s Technology teams with understanding and implementing an end to end technology delivery framework and embed these new ways of working within Technology teams;

•                  review of the financial position of a customer to allow Senior Lenders, including RBS, to work with the customer on a medium term restructuring solution;

•                  support to the businesses and Finance Central SOX team in documenting the end to end processes underlying statutory financial reporting, confirming the associated risk and mitigating suite of SOX controls ;

•                  to build an iOS application for an Entrepreneurial Spark concept;

•                  quality assurance services for RBS’s customer due diligence remediation programme;

•                  development of an initial proposition and development roadmap for a new digital platform that will enable us to launch, test and refine innovative offerings for both customers and non-customers;

•                  development of a risk assessment process, control framework and review framework in relation to new corporate tax offences under the Criminal Finances Act;

•                  as the skilled person to continue to support the Bank’s ring-fencing programme under ICB; and

•                  to support the Bank in implementing new technologies to create excellent customer experiences, contribute to a strong cost:income ratio and simplify business processes.

Further details of the non-audit services that are prohibited and permitted under the policy can be found on rbs.com. Information on fees paid in respect of audit and non-audit services carried out by the External Auditor can be found in Note 5 on the consolidated accounts.

Brendan Nelson
Chairman of the Group Audit Committee

Report of the Board Risk Committee

Letter from Baroness Noakes

Chairman of the Board Risk Committee

“A key part of RBS becoming a simpler, safer and customer focused bank is excellent risk management”

Dear Shareholder,

A key part of RBS becoming a simpler, safer and customer focused bank is excellent risk management. The Board Risk Committee (BRC) plays an important role in overseeing how well RBS manages its risks. The purpose of this report is to describe how the BRC discharged this responsibility during 2017.

2017 has been another busy year for the BRC and our detailed report, which follows, sets out the detail of what we have done. I would like to focus on two key areas, both of which are driven by regulatory requirements.

Ring-fencing and Resolution

RBS, in common with other large banks, is required to deliver both ring-fencing and key parts of its resolution plans by the beginning of 2019.

The separation of our core UK and European banking business from activities that are required to be outside the ring-fence involves many complex activities including: legal restructuring of the RBS group; detailed analysis and transfer arrangements for individual customers and products; and changes to the way in which we manage the business.

In parallel with this RBS needs to have plans acceptable to the regulators which allow RBS to be dealt with effectively in the event of financial failure. An important part of this is Operational Continuity in Resolution (OCIR) which is aimed at ensuring that the ring-fence bank has all the systems and resources it needs to operate. This in turn requires much more formality and structure around the way that individual parts of RBS trade with each other through inter-group agreements and these agreements are a key part of how we deliver ring-fencing as well.

The BRC has responsibility for overseeing the delivery of these programmes and the management of the associated execution and delivery risks on behalf of the Board. We reviewed the ring-fencing programme at every meeting and receive reports from an integrated assurance programme. In H2 2017, the BRC supported the incorporation of OCIR requirements within the ring-fencing programme in recognition of the interdependencies.  We will monitor closely the delivery of the residual elements of RBS’s Resolution Planning separately.

Capital and Liquidity

Capital and liquidity are important areas for risk management in any bank and the regulatory requirements are intensifying, particularly in the context of ring-fencing.

The Committee devoted considerable time this year to stress testing. The 2017 Bank of England exercise incorporated a requirement to undertake two stress scenarios (an Annual Cyclical Scenario (ACS) and a Biennial Exploratory Scenario (BES)) followed by a further two IFRS 9 exercises on non-credit card and credit card exposures. The BRC reviewed the various components and stages of these exercises and recommended  that the Board approve them.

We also conducted detailed reviews of the Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP) returns for the Group. In preparation for ring-fencing, the Committee also oversaw the preparation of an ICAAP for the future ring-fenced bank and both an ICAAP and ILAAP for RBS’s future NatWest Markets subsidiary which will sit outside the ring-fence.

Other Work

Our detailed report sets out what we have done in other areas during the year. The more material areas have been:

•                 Risk appetite: we continued the work of earlier years to oversee the extension and refinement of RBS’s comprehensive risk appetite framework, including its cascade to our key franchises and preparation for ring-fencing.

•                 Control environment: Strengthening the control environment has been a key part of the RBS’s transformation programme. Significant progress was made in almost all parts of RBS but not enough to get the overall control environment to where it needs to be.

•                 Transformation programme: we continued to oversee the complex programme of bank-wide initiatives. This includes the delivery of a number of key regulatory requirements. In recognition of the improvements made to the effectiveness of the programme, we were able to reduce our detailed involvement compared with prior years.

Key Priorities for 2018

Successful delivery of ring-fencing and OCIR will continue to be a key focus area in 2018 given the regulatory deadline of 1 January 2019. Our focus will shift from legal compliance to ensuring that we have the right risk management and oversight processes to underpin the new structures. I expect that we will continue to focus on the control environment – in particular the parts of the business which still need to improve long term sustainability.

I would like to end by extending my gratitude to my fellow Committee members and to the bank’s senior leadership team for their support and dedication to the business of the Committee during 2017.

Baroness Noakes

Chairman of the Board Risk Committee

22 February 2018

Report of the Board Risk Committee

Report of the Board Risk Committee

The role and responsibilities of the Board Risk Committee

The Board Risk Committee assumes responsibility on behalf of the Board to provide oversight of current and potential risk exposures and future risk strategy, including the determination of risk appetite and tolerance, and to promote a culture of risk awareness within RBS. A large part of the Board Risk Committee’s work is the review of reports and regulatory submissions on behalf of the Board and recommending them for approval. Where this is the case, the Report below is annotated with an asterix (*).

The Committee’s responsibilities are set out in more detail in its terms of reference which are reviewed annually by the Committee and approved by the Board. These are available on RBS’s website: rbs.com.

Membership

The Board Risk Committee is comprised of independent non-executive directors. Details of the skills and experience of each of the Committee members are set out in their biographies on pages 51 to 55.

Attended/ scheduled
Baroness Noakes (Chairman)	9/9
Frank Dangeard	9/9
Morten Friis	9/9
Penny Hughes	9/9
Brendan Nelson	9/9

Brendan Nelson is chairman of the Group Audit Committee of which Baroness Noakes and Morten Friis are also members. Penny Hughes is chairman of the Sustainable Banking Committee. This common membership across Committees helps to ensure effective governance across the committees.

Committee meetings are also attended by the RBS Chairman, relevant executives, (including the Chief Executive, Chief Financial Officer, Chief Risk Officer, Chief Conduct & Regulatory Affairs Officer, Chief Legal Officer and General Counsel and Chief Audit Executive), and the lead partner of the External Auditor. External advice is sought by the Committee, where appropriate.

Meetings and visits

Nine scheduled meetings and six ad hoc meetings were held in 2017. The ad hoc meetings were required to consider: the results of various phases of internal and external stress tests; review of ICAAP and ILAAPs and reverse stress testing results; and the processes supporting the formal documentation required for the Ring-fencing Transfer Scheme.

In 2017, members of the Committee undertook a programme of visits to various businesses and control functions including bi-annual visits to Risk, Conduct and Restructuring function in conjunction with members of the Group Audit Committee. The purpose and scope of this programme is discussed in detail in the Report of the Group Audit Committee on page 67.

The Committee also held in-depth sessions on risk reporting and held a teach-in on both capital and IFRS 9 requirements. A ‘no formal agenda’ session was held with members of the BRC to enable open discussion about the key risks and threats to the organisation independently of the issue management and procedural matters which necessarily form a material component of the BRC agenda.

Performance Evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the Board Risk Committee, was conducted internally in 2017. The Committee has considered and discussed the outcomes of this evaluation and accepts the findings. Overall the review concluded that the Board Risk Committee continued to operate effectively.

However, certain recommendations for enhancing the operation of the Committee were identified, including: increased legal entity focus; devolving greater oversight to executive fora to reduce the pressure on Committee time; and further enhancement in the quality of information presented to the Committee to ensure it is concise, with key matters of judgement clearly highlighted. Recognising that RBS has now addressed several legacy issues, it was agreed that the Committee should look to re-focus to be more forward looking, and dedicate less time to remediation and operational issues.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress on its 2018 priorities during the year.

Allocation of Board Risk Committee agenda time:

Current risk profile and issues	22%
Change agenda and large projects	10%
Process, policies and risk appetite	13%
Regulatory returns and stress testing	14%
Accountability and Remuneration	6%
Governance & Procedural	7%
Risk, conduct and regulatory affairs focus sessions	7%
Franchise and function focus sessions	21%
Total	100%

Report of the Board Risk Committee

Matters considered by the Committee in 2017

Key area	Matters considered and action taken by the BRC
Risk Profile
Reporting

•              The Committee provided oversight of RBS’s risk profile relative to RBS’s strategy and risk appetite through the review of key emerging and identified top risks impacting RBS’s businesses and operations as presented in the Risk & Conduct Management Quarterly Report, and supplemented by short form reports at all other meetings.

•              Received verbal updates from the Chief Risk Officer at each meeting highlighting the most current and material risks impacting RBS.

•              A focused session on enhancement of risk reporting was held in October 2017 which resulted in a number of recommendations on content and presentation in the Risk & Conduct Management Quarterly Report. The Committee will monitor how the changes are being implemented through 2018.

•              Received updates from Executive Risk Forum (ERF) and Technical ERF and discussed any emerging risks and issues escalated, in particular those areas where BRC had devolved detailed oversight to those fora.

External developments

•              Received reports from the Chief Risk Officer at each meeting highlighting external developments with the potential to affect the bank’s ability to meet its strategic objectives or continue its operations.  Particular focus was placed on political developments and stability, including Brexit preparedness and the potential impact of the UK and certain EU elections; prospective EU capital requirements; UK economic resilience - inflation, interest rates; unemployment and the level of consumer indebtedness; the UK base rate increase; and global sanctions.

•              BRC also received a report on new and emerging threats including established risks such as competition but also risks posed as a result of digitisation.

General Counsel’s report

•              The General Counsel reported to the Committee at each meeting on current and emerging key legal developments and significant litigation risks affecting the bank. RBS’s plans to comply with the General Data Protection Regulation were kept under review.

Regulatory Affairs and Developments

•              Introduced a new report during 2017 covering material regulatory interactions, communications and developments to ensure a stronger focus on the areas of key regulatory interest. Reviewed the governance and assurance supporting material regulatory representations and attestations and considered RBS’s strategic plans against the key themes in the FCA Risk Outlook and Business Plan.

•              A Board Oversight Committee (BOC) has been established to oversee required enhancements to the governance and risk management practices in UBI DAC and, where appropriate, the BRC will work in conjunction with the BOC to understand implications for RBS processes.

Control Environment

•              Received bi-annual reports on the control environment of the franchises and functions and monitored the route and achievability of being within appetite by end of 2017. Sought management’s assurance that appropriate measures were in place to ensure that the businesses could continue to operate safely, where control weaknesses had been identified.

•              Particular focus has been placed on areas where the control environment requires enhancement. The BRC has devolved detailed review and challenge of management plans to remediate and strengthen the conduct and control environment across the NatWest Markets franchise to Technical ERF. We received reports on those discussions and actions being taken, paying particular attention to the robustness of issue closure and downgrade; interdependencies; and sustainability.

•              Technical ERF is also overseeing in detail, management’s plans to return the control environment within UBIDAC to a within risk appetite position, ensuring identified best practices are applied as adopted and learned through Nat West Markets remediation. BRC will receive regular updates on those discussions through 2018.

•              The Committee is also monitoring closely the programme to deliver required improvements to customer due diligence processes as well as remediation work. We will review progress on a quarterly basis in 2018 given the programme’s criticality to attaining a satisfactory control environment Bank-wide.

Business and subsidiary risk committees

•              Received quarterly reports from the Chairman of the US Risk Committee to the point of its retirement in May 2017. The US Risk Committee was established to provide oversight of the risk management framework of RBS’s combined US operations. Following closure of its Connecticut Branch, alternative governance processes, commensurate with the scale of RBS’s residual US activity were established. The BRC retains oversight of key regulatory submissions.

•              Received quarterly reports from the chairmen of franchise risk committees and those of certain principal subsidiaries outlining risk profile relative to risk appetite and any control weaknesses and remediation plans. In 2018, this reporting mechanism will be extended to all material regulated subsidiaries.

Report of the Board Risk Committee

Key area	Matters considered and action taken by the BRC
Major Programmes
Transformation

•              Kept the execution risk of the bank-wide transformation programme under review receiving regular updates from the programme team on progress, including independent opinions from Risk, Conduct and Restructuring function and Internal Audit. BRC encouraged the development of a reporting dashboard to track outcomes more effectively.

•              Reviewed management’s lessons learned from oversight of the programme in 2016 and actions being taken to address findings.

•              Transitioned reporting to quarterly, reflective of the progress made to clearly report and track deliverables; the improving status of the programme; and the increased alignment between management, Risk, Conduct and Restructuring function and Internal Audit.

•              Where underlying programmes were reported to be losing traction, BRC took specific reports on delivery. Specifically, BRC received reports on the progress of RBS to achieve Merchant compliant position under the Payment Card Industry Data Security Standard (PCI DSS) and considered challenges to delivery of the Future Clearing Model programme.

Williams & Glyn

•              Following the announcement of the European Commission’s decision to approve HMT’s alternative remedy package in September 2017, the BRC considered implementation plans to establish the required schemes, including critical path dependencies/progress towards operational readiness.

•              Reviewed plans to reintegrate the business previously described as Williams & Glyn into RBS’s retail business including controls and safeguards to ensure appropriate oversight of the portfolio and the timing of transition.

Ring-fencing

•              Developed a programme of detailed quarterly reporting on the ring-fencing implementation programme, supplemented by shorter updates at intervening meetings given the considerable volume of activity and criticality of the deliverable.

•              Considered the key execution risks in the programme and oversaw key regulatory deliverables. Reviewed the Ring Fence Transfer Scheme documentation and Skilled Person Report, including the required management representation letter and regulatory attestation. The Skilled Person also attended relevant meetings to update on its findings. Latterly, the BRC supported the integration of Operational Continuity in Resolution delivery within the programme given the interdependencies with ring-fencing activity. Throughout, the Committee sought to ensure the programme remained focussed on the delivery of ring-fencing over discretionary strategic deliverables.

•              Received opinions from Risk, Conduct and Restructuring function and Internal Audit on progress.  Oversaw the appointment of KPMG as independent third party assurance provider and received the outputs of the work undertaken. An integrated assurance approach was adopted in the period, the scope of which was reviewed by the BRC to ensure effective assurance activity across Risk, Conduct and Restructuring function, Internal Audit and KPMG.

Recovery and Resolution Planning

•              The Committee increased its oversight of Resolution Planning to quarterly and requested that this be classified as a major programme within risk reporting. This was reflective of the requirement to ensure adequate legal entity focus; pan-bank engagement; regulatory scrutiny and interdependency of elements with the ring-fencing deliverables. Latterly, the BRC supported management’s decision to transfer OCIR elements to the ring-fencing programme so as to increase the pace of delivery and demonstrate congruence with ring-fencing. The Committee reviewed outputs of a third party benchmarking review of RBS’s progress as compared to peers and will monitor actions being taken in response. A re-baselined plan will be reviewed in early 2018.

•              Reviewed the draft 2017 Recovery Plan in June 2017.*

Report of the Board Risk Committee

Key area	Matters considered and action taken by the BRC
Enterprise Wide Risk
Risk appetite

•              Reviewed the risk appetite governance framework; provided feedback on the mechanism for managing and escalating breaches of risk appetite and providing oversight of the cascade of risk appetite.*

•              Considered an annual refresh of the Risk Appetite Framework and received an update on the guidance and support that would be provided to the business throughout 2017 to ensure that the Framework was consistently embedded across the organisation.

•              Following work undertaken in 2016 to transition to a position where the Board/BRC played a greater role in the approval of risk appetite for RBS’s most significant risks, it was agreed that this would take place on a phased basis. The BRC reviewed qualitative risk appetite statements and certain quantitative risk appetite measures relating to Market Risk and Credit Risk, being those measures where the Board would wish to be informed if those limits were exceeded (Board Risk Measures).*

•              Considered a report on the approach to risk appetite under structural reform (reflecting the future legal entity status of the Group). The BRC reviewed the proposed cascade of strategic risk appetite limits for the legal entities within and outwith the future ring-fenced structure. It was noted that process and limits would continue to be refined in 2018.*

•              Reviewed escalated breaches of risk appetite and action being taken in response.*

•              Reviewed the annual refresh of risk appetite for strategic risks and made suggestions for refinements.*

•              Reviewed the cascade of risk appetite for strategic and material risks to franchises and functions and received a report on the alignment of risk appetite, ‘top to bottom’ across the organisation.

•              Considered various detailed risk appetite statements and associated metrics for material risks.

Risk Culture

•              Reviewed work being undertaken across RBS to improve risk culture including the status of the various ongoing bank-wide risk culture initiatives. Considered the outputs of a PwC review of progress in strengthening and embedding risk culture and discussed the actions identified that would have the greatest impact on risk culture.

•              Reviewed management’s proposed framework to measure risk culture maturity against target state and considered the outcome of the assessment of progress against agreed performance criteria.

Client Pricing for Assets and Liabilities

•              Undertook an annual review of the client pricing process against regulatory requirements to ensure that the pricing of liabilities and assets takes into account the bank’s business model and risk strategy.

Three Lines of Defence

•              Received an update on the work being undertaken to improve the effectiveness of the three lines of defence model within RBS, including actions being taken to improve understanding of roles and accountabilities under each of the lines of defence.

RDAR	• Monitored progress towards full compliance with the Basel Principles on Effective Risk Data Aggregation and Reporting (RDAR) and undertook an annual review of the RDAR framework.*
Risk Assurance	• Received quarterly reports from the Risk Assurance team, on issues highlighted by reviews conducted in each of the franchises.

Report of the Board Risk Committee

Key area	Matters considered and action taken by the BRC
Operational, Credit and Market Risk
Credit, Market and Operational risk MI	• Reviewed the bank’s risk profile relative to credit, market and operational risk, and examined detailed management information (MI) within the quarterly Risk Management Report in this regard.
Operational Risk

•              Change capacity - Discussed the change risk profile of the bank and the prioritisation and impact of mandatory change programmes and considered opinion as to whether RBS had the required resource, processes and systems to deliver its change portfolio within agreed timescales. Reporting on change capacity has now been incorporated within routine quarterly risk reporting.

•              Risk and Control Assessments - monitored management’s progress to complete and refresh these assessments which are intended to provide an end to end perspective of the risk and control profile across the businesses. Considered scope of the exercise and impact of the outputs on risk profile.

•              Undertook a review of the adequacy and effectiveness of the Risk Policy Framework and considered work being undertaken to reduce the volume of exceptions to policy and remediation in areas of non-compliance.

•              Reviewed the statutory Annual Risk and Control Disclosure regarding the internal control system in RBS prior to its review by the Group Audit Committee.*

•              Received bi-annual reports on Resilience and Security which considered in particular, Cyber Risk; internal and external fraud and records management.

•              Considered the statement of risk appetite for operational risk together with a new suite of metrics.

Credit Risk

•              Oversaw the Executive Credit Group (ECG) receiving a summary of the decisions made by the ECG in the period. Reviewed the most material credit decisions made in 2017 and examined trends in the market. The BRC requested more data on declined requests and explanation of risk/return relative to each decision.

•              Reviewed a revised governance framework for large credit exposure decisions, designed to enhance the level of Committee and Board oversight.*

•              Reviewed a suite of Credit Risk Board Risk Appetite Measures.* Undertook a deep dive on the mortgage portfolio with a focus on drivers of growth and controls and received a report on Non-Performing Loans and Provision Coverage.

Market Risk	• Held a teach-in on the impact of the Fundamental Review of the Trading Book and the impact of the new regulation. • Reviewed a suite of Market Risk Board Risk Appetite Measures.*

Report of the Board Risk Committee

Key area	Matters considered and action taken by the BRC
Conduct and Financial Crime
Financial Crime

•              Reviewed the annual Group Money Laundering Reporting Officer’s Annual Report.*

•              Received regular updates on financial crime risk, with a particular focus on the customer due diligence remediation programme, including scope, accountability, the timescale to return to appetite and impact on bank-wide control environment.

•              Considered the Financial Crime risk appetite statement and associated limits and measures.

Conduct risk

•              Assessed progress to meet the requirements of the European Deposit Guarantee Scheme and approved the required compliance statements for submission to the PRA.*

•              Received a report on how RBS surveillance processes and controls operated, in particular how these benchmarked to peers, and considered required enhancements.

•              Received reports on Conduct Risk Appetite and performance, including action being taken to improve bank-wide conduct risk profile.

•              Reviewed a revised statement of risk appetite and metrics which concentrated on customer outcomes as the Committee had previously requested.

•              While a Board Oversight Committee (BOC) had been established to oversee required enhancements to the governance and risk management practices in UBI DAC, where appropriate, the BRC will work in conjunction with the BOC to understand the implications for RBS processes.

•              Reviewed reports relating to the 2015 US Cease & Desist Order.

•              Received an annual report on oversight of operational compliance of RBS and NatWest with FCA Client Asset Rules (CASS) and compliance with CASS resolution pack rules.*

Capital and Liquidity Risk
Stress Testing

•              Considered the 2017 Bank of England Stress Tests, comprising, for the first time, two stress scenarios – the Annual Cyclical Scenario (ACS) and the Biennial Exploratory Scenario (BES). The Committee reviewed the scenario expansion and expansion of market risk factors and considered key assumptions and judgements and reviewed the outputs and management actions.*

•              Reviewed the Bank of England IFRS 9 stress tests on non-credit card and credit card exercises including the  assurance provided by Internal Audit and confirmation that management had undertaken robust review.*

•              Reviewed the 2017 budget and stress test results (including IFRS 9) and 2017 ICAAP Stress Test Scenarios together with opinions from Risk and Internal Audit.*

•              Considered 2018 budget and stress test results including Risk and Internal Audit opinions.*

•              Reviewed reverse stress testing results.

•              Oversaw enhancements to the bank’s stress testing capability, in particular the remediation actions taken in response to the PRA review of stress testing capability. Work being undertaken to strengthen and validate models and improve supporting governance was a key focus.

ICAAP and ILAAP

•              Reviewed the RBS Group and pro forma NatWest Markets Plc ILAAP and ICAAP, with particular focus on assumptions and areas of judgement and considered associated Risk and Internal Audit opinions.*

•              Reviewed the NatWest Markets ILAAP and ICAAP, and accompanying Internal Audit Report.* These are the first such regulatory submissions and the documents will continue to be refined and tailored during 2018.

Other capital and liquidity coverage

•              Reviewed the risk profile of the Treasury Function in a focus session held to understand better its position relative to risk appetite, emerging trends, threats and regulatory developments over the following year.

•              Considered the bank’s usage of the Bank of England Term Funding Scheme, noting that the Monetary Policy Committee decision to close the drawdown period on 28 February 2018 had no material impact on the bank’s funding and liquidity plans.

•              Considered conduct liquidity stress scenario analysis in detail.

•              Undertook a teach-in on capital with a focus on legal entities (including the operation of external and internal MREL), future RWA developments and capital headwinds (Basel 3 amendments, PRA mortgage floors, IFRS 16).

•              Reviewed pension strategy and oversaw interactions with the Pension Trustees.

Report of the Board Risk Committee

Key area	Matters considered and action taken by the BRC
Accountability and Remuneration
Accountability and Remuneration

Continued to provide oversight over the risk dimension of performance and remuneration arrangements, working closely with the Group Performance and Remuneration Committee. The Report of the Group Performance and Remuneration Committee on pages 83 to 105 includes further detail on how risk is taken into account in remuneration decisions. Key matters considered by the Committee included:

•              accountability recommendations in respect of significant material events and high earners;

•              the risk and control objectives of members and attendees of the bank’s Executive Committee, with additional focus on underlying objectives for the Chief Risk Officer;

•              an assessment of the risk/conduct performance of members and attendees of the Bank’s Executive Committee, with recommendations made to the Group Performance and Remuneration Committee as appropriate to inform its decision on pay and awards;

•              an assessment of the risk/conduct performance of the Bank and its businesses, with recommendations made to the Group Performance and Remuneration Committee to inform its decision on adjustments to the annual bonus pools;

•              performance conditions for the bank’s Long Term Incentive Plans and assessment of proposed vesting levels to ensure risk management/conduct performance is fairly reflected in vesting outcomes; and

•              the proposed Executive Director Future Remuneration Policy as detailed on pages 87 to 88 from a risk and control perspective.

* Items that were reviewed by BRC prior to recommendation to the Board

Baroness Noakes
Chairman of the Board Risk Committee

Report of the Sustainable Banking Committee

Letter from Penny Hughes

Chairman of the Sustainable Banking Committee

“We remain committed to building a sustainable bank that is great for our stakeholders.”

Dear Shareholder,

I am pleased to report on the progress made by the Sustainable Banking Committee (SBC) during another busy year for RBS.

The Committee has retained its forward looking, strategic outlook focusing on its five priority areas: culture; customers; people; brand & communications; and environmental, social and ethical (ESE) issues.

The Sustainable Banking Committee plays an important role on behalf of the Board in considering the long term challenges RBS will face, and how we can be proactive in tackling those as well as meeting our ambition for customers. With this remit, the areas the Committee focused its efforts on during 2017 were:

•                   technology and open banking;

•                   building a healthy culture;

•                   challenging management on progress towards reaching number one for customer service, trust and advocacy; and

•                   converting doing the right thing into good customer outcomes.

We have made good progress this year and below are some of the highlights of our achievements:

•                   an enhanced stakeholder engagement programme;

•                   a dedicated session on Personal & Business Banking’s plan to improve Net Promoter Scores and reduce complaints;

•                   continuing the integration of sustainable banking into our core businesses and enhancing disclosure of integrated reporting elements in the Strategic Report;

•                   supporting and challenging management to make tangible progress on culture;

•                   development of a sustainable banking dashboard to provide the Committee with a consolidated view on RBS’s performance in respect of key priorities such as the customer, culture and our reputation, to monitor progress against becoming a truly sustainable bank;

•                   supporting management in setting more ambitious environmental targets given the excellent progress RBS made in respect of previous targets set on carbon, paper and water;

•                   encouraging management to consider and understand external benchmarks, surveys and ratings and the insights those provide in terms of RBS’s reputation and experience for customers;

•                   a focus on people, with the Committee holding a spotlight session on the wellbeing agenda, being engaged on our inclusion strategy and the employee value proposition; and

•                   being consulted on the Modern Slavery Act statement prior to it being published for the first time last year.

In August 2017 we were delighted to welcome Yasmin Jetha as a member of the Committee. Yasmin brings a fresh perspective and enthusiasm for the work that we do. In January 2018 we then welcomed Dr Lena Wilson as a member and with her strong public sector and commercial background is a valuable addition to the Committee.

The efforts to build a responsible and sustainable business are recognised through independent and external measures. Some examples include:

Culture

•                   Our own measurement surveys correlate with the progress being recognised by the Banking Standards Board culture assessment. We need to maintain momentum and be diligent in identifying and taking action in weaker areas.

Customers

•                   With clearer customer segmentation in place, good progress is being made in meeting the needs and expectations of NatWest and RBS Premier customers and those customers looking to buy a home. The significant trend to online is supported by our leading mobile app and digital banking propositions for business and commercial customers.

People

•                   It is pleasing that RBS is recognised for being an attractive employer and has been rated a Top Global Stonewall Employer. The Committee recognises the importance of making RBS a great place to work.

Brand & Communications

•                   The Committee recognises the importance of the brand strategy. It is pleasing to see the progress made in key metrics, with brand reputation of NatWest and Royal Bank of Scotland reaching a 5 year high in July 2017.

ESE Issues

•                   While we saw a drop in our Dow Jones Sustainability Index rating this year we have retained our place in the FTSE4GOOD index and achieved a leadership category listing in the Carbon Disclosure Project Index (A-) for the second year running.

My thanks go to the Committee members and attendees for their contribution and support throughout the year. I am also delighted that the proactive work being done by our Sustainable Banking team has been recognised externally, with the award of Sustainability Team of the Year at the Ethical Corporate Responsible Business Awards.

As you will have seen earlier in the report, I intend to stand down as a director of RBS in the coming months.  I have thoroughly enjoyed my time as Chairman of SBC and have been pleased by the progress and positive changes that are underway as we remain committed to building a sustainable bank that is focused on delivering for a diversity of stakeholders.  I look forward to handing over the role of Committee Chairman to Mike Rogers who has been an engaged and valuable member of SBC since 2016.

Penny Hughes

Chairman of the Sustainable Banking Committee

22 February 2018

Report of the Sustainable Banking Committee

Report of the Sustainable Banking Committee

Meetings

The Sustainable Banking Committee held six scheduled Committee meetings in 2017 which were attended by the Chairman, senior representatives from the customer-facing franchises as well as Human Resources, Sustainability, Risk, Conduct & Restructuring, Communications & Marketing, and the Chief Economist.

Stakeholder engagement

The Committee runs a proactive engagement programme and in 2017 met with twenty external stakeholders. The purpose is to listen and understand where RBS could do more.

In 2017 we held four such external engagement sessions covering the following topics:

•                   how digital tools and programmes can enhance financial capability and the opportunity for RBS to take a leadership role in this area;

•                   housing affordability and the role RBS could play in helping to address the housing crisis;

•                   how RBS could develop its approach and strategies to manage climate change risk; and

•                   the risks and opportunities that technological disruption brings.

We enhanced our engagement programme in 2017 gaining first hand insight into digital and FinTech centred transformation and its impact on customer behaviour. This was complemented by an additional session with management on open banking. This is an increasing area of interest and focus for RBS and it is important that SBC has a detailed understanding of the opportunities and issues this presents.

The Committee also recognises the importance of engaging with a wide range of stakeholders so members visited Business Banking and Mortgages during 2017, providing valuable frontline colleague and customer insight. We also hosted a lunch with representatives from our Employee Led Networks. This allowed the Committee to hear first hand what it feels like to work for RBS. The themes from this session were reported to the Board to provide insight into the issues facing our employees.

Following the sessions opportunities for follow up, further engagement and challenge to management are identified. In December, we welcomed back a number of our past stakeholders to share the progress made and to continue engagement.

Membership

During 2017 The Sustainable Banking Committee consisted of five independent non-executive directors. The Chairman and members of the SBC, together with their attendance at scheduled meetings in 2017, are shown below.

Attended/ scheduled
Penny Hughes (Chairman)	6/6
Alison Davis	6/6
Robert Gillespie	6/6
Mike Rogers	6/6
Yasmin Jetha(1)	3/3

Note:

(1)  Appointed to the Committee with effect from 3 August 2017.

Performance evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the SBC, was conducted internally in 2017. The SBC has considered and discussed the outcomes of this evaluation and accepts the findings. Overall the review concluded that the SBC continued to operate effectively.

The feedback from both members and attendees was very positive, although there was some room for improvement in the information received by the SBC. It was suggested that the scope of SBC could be reviewed to ensure its role is clearly defined and understood as its remit has evolved over the last year.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year.

Role and responsibilities of the Sustainable Banking Committee

Authority is delegated to the SBC by the Board and the SBC reports and makes recommendations to the Board as required. The terms of reference of the SBC are available on rbs.com and these are reviewed annually and approved by the Board. A regular report on the activities of the SBC in fulfilling its responsibilities is provided to the Board.

The principal responsibilities of the SBC are shown below:

Culture and People

•                   to receive a regular culture measurement report to monitor progress of embedding the Board approved culture;

•                   to understand areas of the business where there is an opportunity to improve, supporting and challenging management on their plans;

•                   to receive updates on what RBS is doing in areas such as wellbeing and inclusion, which form part of how it feels to work here;

Customer

•                   to oversee customer centricity priorities and how RBS is supporting and engaging with key customer segments;

•                   to oversee progress being made to achieve the long term target of being number one for customer service, trust and advocacy in each of our chosen businesses;

•                   to receive updates on complaints including understanding how management is addressing the root causes and how that impacts the customer experience;

Brand & Communications

•                   to oversee the brand strategy in embedding the bank of brands approach focusing on building equity in our customer brands;

•                   to oversee actions being taken by management to manage RBS’s reputation with reference to how RBS is viewed by our customers, consumers and related interest groups;

ESE Issues

•                  to consider RBS’s environmental strategy and progress against its environmental targets;

•                  to understand what RBS is doing for financial capability and how we operate in our communities; and

•                  our wider sustainable banking strategy.

Directors’ Remuneration Report

Annual statement from Robert Gillespie
Chairman of the Group Performance and Remuneration Committee

“the new policy creates a simpler way of aligning the interests of executives with shareholders”

Dear Shareholder,

This is my first report as Chairman of the Committee and I would like to start by thanking my predecessor, Sandy Crombie, for all his hard work. Sandy joined the Committee in 2009 and served as Chairman from 2014 until the end of 2017, helping to oversee a great number of positive changes in remuneration practices at RBS. He was also instrumental in introducing a new directors’ remuneration policy at the 2017 AGM.

I would also like to thank shareholders for their feedback during the development of the policy and for the high level of support received at the AGM. It is right that RBS should continue to be at the forefront of pay reforms and I believe the new policy creates a simpler way of aligning the interests of executives with shareholders. It continues our restrained approach to executive pay and is in line with the growing consensus for companies to develop more tailored remuneration arrangements.

We have moved to a long-term incentive structure with much lower maximum potential awards and where the performance of our executives is assessed on what they reasonably should be expected to achieve, while operating within our risk appetite. This helps to create more predictable outcomes and encourages safe and secure growth.

The policy also supports our cultural aim of making sure that remuneration encourages the right behaviours. Executives are required to build up larger shareholdings and retain them for longer. This creates stronger alignment with the experience of shareholders both during and after employment.

Implementation of policy for executive directors in 2018

No changes are being made at this time to the fixed pay arrangements for executive directors. Variable pay continues to be delivered entirely in shares as long-term incentive (LTI) awards with no annual bonus. Members of the Executive Committee are on a similar remuneration construct.

The first LTI awards under the new policy will be granted in early 2018, following an assessment of performance over 2017. The assessment determined that overall performance had been strong, particularly in relation to financial and people & culture measures, but a modest downwards adjustment was considered appropriate as the desired risk and customer performance had not been achieved in full. Details of the assessment against the objectives and the award levels can be found in the report.

A further assessment will be undertaken after three years to ensure that sustainable performance has been delivered prior to vesting. Subject to this assessment, the shares will vest in equal amounts over years three to seven from the date of grant, followed by an additional 12 month retention period post vesting.

Financial performance and pay decisions for 2017

It is clear we have a strong underlying business capable of generating profits and sustainable returns for shareholders. Income has risen, costs have fallen and our capital strength has improved further during the year. A number of legacy issues were settled in 2017 including the rights issue litigation and the Federal Housing Finance Agency settlement relating to RMBS. In addition, approval was obtained for the alternative remedies package for the business previously described as Williams & Glyn. Efforts continue to be made to resolve the outstanding RMBS litigation though the timetable for resolution is outside of the control of management.

For executive directors, performance has been assessed for the long-term incentive plan granted in 2015 following the end of the performance period. The vesting reflects improvements in the Economic Profit, CET1 ratio and people measures, with adjustments in areas where performance did not meet targets over the three year period, such as total shareholder return.

In terms of other pay decisions, the bonus pool for 2017 is £342m, which is £1m lower than 2016, reflecting our transition to simpler and more stable pay structures. The average bonus amounts remain relatively modest with 68% of all bonuses awarded amounting to £5,000 or less. Immediate cash bonuses continue to be limited to £2,000. Since 2010, the bonus pool has reduced by around 75% as a result of decisions taken by the Committee and the move towards a smaller bank with a culture focused on service excellence rather than sales.

Broader pay policy

The Committee also oversees the broader employee pay policy. We continue to make good progress in ensuring that employees are paid fairly and are supported by simple and transparent pay structures. Over the last two years we have removed variable pay for frontline and clerical employees with increases to their fixed pay instead, which provides greater certainty. As a result, 26,500 employees are compensated solely by fixed pay and benefits. Our rates of pay exceed the Living Wage and changes have been introduced so that people performing similar roles are paid more consistently.

We believe that having an engaged and inclusive workforce is a key part of a successful business. I am greatly encouraged by the latest employee engagement score which has risen significantly during 2017 and is now above the Global Financial Services norm. We are confident that we pay our employees fairly. We keep our HR policies and processes under review to ensure we do so. Gender Pay Gap information is also being included for the first time as part of the Strategic Report section, along with the steps we are taking to address the position.

Looking ahead

Arrangements will be put in place in 2018 to provide additional oversight of remuneration across key RBS entities post ring-fencing. In addition, the government’s proposed governance and executive pay reforms are due to be finalised in the coming months. We welcome the proposals and are currently considering the most effective mechanisms to supplement our existing channels for the employee voice to be heard at Board level.

We remain strong supporters of reforms aimed at improving the effectiveness and transparency of pay structures. I look forward to working with the Committee in considering how we can continue to develop remuneration practices at RBS.

Robert Gillespie

Chairman of the Group Performance and Remuneration Committee

22 February 2018

Directors’ Remuneration Report

Summary of the remuneration policy for executive directors approved at the 2017 AGM

This page provides a summary of the key design features of the approved policy followed by an outline of how the policy will be implemented for executive directors in 2018.

Change in maximum remuneration opportunity under the new policy

Directors’ Remuneration Report

Policy implementation – 2018 remuneration arrangements

The salary, benefits, pension and fixed share allowance arrangements remain unchanged from 2017. The LTI award to be granted in 2018 is the first award under the new policy, with a significantly lower maximum award level and a pre-grant assessment based on performance during 2017. A further assessment will also take place three years after grant to consider if sustainable performance has been delivered or if anything has come to light that would impact the vesting level or lead to a cancellation of the award.

	Salary	Standard benefits	Pension	Fixed share allowance	2018 LTI award (after pre-grant assessment set out below)
Ross McEwan	£1,000,000	£26,250	£350,000	£1,000,000	£1,575,000
Ewen Stevenson	£800,000	£26,250	£280,000	£800,000	£1,440,000

Pre-grant performance assessment for 2018 LTI awards

A summary of the assessment is set out below and further details can be found in the annual report on remuneration. The Committee assessed performance against pre-set objectives for 2017, across the core areas of Finance, Risk & Operations, Customers and People & Culture. The Committee considered whether the executive directors had achieved what would reasonably have been expected over the period and then applied its judgement without reference to formulaic targets and weightings.

Financial	Risk & Operations	Customers	People & Culture

Strong financial performance with all of the pre-grant objectives met for 2017.

Cost savings of £810m were achieved against a target of £750m, the core franchises achieved adjusted RoTE that met the target of at least 11% and the CET1 ratio was 15.9% against the target of 13%.

Continued improvements in risk profile and culture. There was an increase in the number of franchises and functions achieving the desired control rating of 2, although this hadn’t been reached across every area.

Work is well underway in readiness for ring-fencing and the required legal entity changes. The programme remains on track with the critical path still delivering to plan.

NPS performance during 2017 was on-target in 4 of our 6 chosen customer segments. While progress had been made, there was still some room for improvement on NPS scores in certain segments.

Customer Trust performance was ahead of target in 2 out of the 5 chosen segments with improvements in 2 further segments.

Employee engagement and leadership scores increased significantly in 2017, with RBS above the Global Financial Services norm. Employee engagement was up 7 points on 2016 and was our highest score to date.

Improvements were also made in the assessment of culture under the Banking Standards Board survey together with satisfactory progress towards our target of >30% women in ‘senior roles’ by 2020.

After considering all the factors above, and taking into account input provided by the Board Risk Committee and the Sustainable Banking Committee, the Committee determined that strong overall performance had been achieved in 2017. All financial objectives had been met or exceeded along with significant improvement across people & culture measures. However, while progress had been made across all areas, the Committee concluded that a modest reduction would be appropriate to recognise that the desired risk and customer performance had not been achieved in full. As a result, the Committee determined that a 10% reduction should be applied under the pre-grant assessment for the Chief Executive and the Chief Financial Officer.

Timing of remuneration payments

The percentage vesting boxes in the diagram above show when the share awards are released following the end of the applicable vesting and retention periods.

Directors’ Remuneration Report

Key features of the remuneration policy for executive directors

The Directors’ Remuneration Policy was approved by shareholders at the AGM on 11 May 2017. The policy will apply until the 2020 AGM unless changes are required which mandate a revised policy be submitted to shareholders for approval. The table below summarises the key features of the policy for executive directors. In the event of any conflict the approved policy, which can be found under the Board and Governance section of rbs.com, takes precedence over the information set out below.

Element of pay	Operation	Maximum potential value
Salary To provide a competitive level of fixed cash remuneration and aid recruitment and retention of high performing individuals.	Paid monthly in cash and reviewed annually. The rates for 2018 are unchanged: • Chief Executive - £1,000,000 • Chief Financial Officer - £800,000

Future salary increases will not normally be greater than the average salary increase for RBS employees over the period. Other than in exceptional circumstances, the salary will not increase by more than 15% over the course of this policy.

Fixed share allowance To provide fixed pay that reflects the skills and experience required and responsibilities for the role.	A fixed allowance paid entirely in shares. The shares vest immediately subject to any deductions for tax and are released in equal tranches over a three year retention period.	An award of shares with an annual value of up to 100% of salary at the time of award.
Benefits To provide a range of flexible and market competitive benefits that are valued and assist individuals in carrying out their duties effectively.

Executive directors can select from a range of standard benefits including: company car; private medical cover; life assurance; and critical illness insurance. Executive directors are also entitled to travel assistance in connection with company business including the use of a car and driver. RBS will meet the cost of any tax due on the benefit. Further benefits including relocation costs may be offered in line with market practice. RBS may also put in place certain security arrangements for executive directors.

Set level of funding for standard benefits (currently £26,250) which is subject to review. The total value of benefits provided is disclosed each year in the annual report on remuneration.
Pension To encourage planning for retirement and long-term savings.	Provision of a monthly cash pension allowance based on a percentage of salary. Opportunity to use the cash to participate in a defined contribution pension scheme.	35% of salary for current executive directors. 25% of salary for new executive directors.

Variable pay award

(long-term incentive)

To support a culture where individuals are rewarded for the delivery of sustained performance, taking into account RBS’s strategic objectives.

Delivery in shares with the ability to apply malus adjustments and clawback further supports longer-term alignment with shareholders’ interests.

LTI awards are subject to:

•          a one year pre-grant performance period;

•          a pre-vest performance assessment at the end of a three year period, with vesting taking place from years three to seven after grant;

•          malus prior to vesting and clawback which applies for seven (and potentially up to ten) years from the date of award; and

•          a 12 month post-vesting retention period.

Performance will be assessed in the areas of Finance, Risk & Operations, Customers and People & Culture to determine whether the executive has achieved what would reasonably have been expected in the circumstances. Risk & Control and Stakeholder Perception underpins will also apply which may lead to downwards adjustment.

The maximum award for current directors is:

Chief Executive - 175% of salary.

Chief Financial Officer - 200% of salary.

Prior performance will be taken into account when determining the value of the award at the time of grant.

The vesting level of the award can vary between 0% and 100% dependent on the delivery of sustained performance.

Shareholding requirements To ensure executive directors build and continue to hold a significant shareholding over the long term.

Unvested shares from LTI awards will count on a net of tax basis towards meeting the shareholding requirement once the pre-vest performance assessment has taken place.  Directors can dispose of up to 25% of the net of tax shares received until the shareholding requirement is met.

Chief Executive - 400% of salary. Chief Financial Officer - 250% of salary.

Directors’ Remuneration Report

Remuneration for the Chairman and non-executive directors

Element of pay	Operation	Maximum potential value
Fees To reflect the required skills, experience and time commitment.

Fees are paid monthly in cash and reviewed regularly. Additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees.

No variable pay is provided so that the Chairman and non-executive directors can maintain appropriate independence.

The rates for the year ahead are set out in the annual report on remuneration. Other than in exceptional circumstances, fees will not increase by more than 15% over the course of the policy.
Benefits To provide a level of benefits in line with market practice.

Reimbursement of reasonable out-of-pocket expenses. The Chairman and non-executive directors are entitled to travel assistance in connection with company business including the use of a car and driver. RBS will meet the cost of any tax due on the benefit. Other benefits may be offered in line with market practice.

The Chairman receives private medical cover.

The value of the private medical cover provided to the Chairman and any other benefits will be in line with market rates and disclosed in the annual report on remuneration.

Other policy elements

Provision	Operation
Recruitment policy

The policy on the recruitment of new directors aims to be competitive and to structure pay in line with the framework applicable to current directors, based on the elements of pay detailed in the policy table, recognising that some adjustment to quantum within that framework may be necessary to secure the preferred candidate. A buy-out policy exists to replace awards forfeited or payments foregone which is in line with regulatory requirements. The Committee will minimise buy-outs wherever possible and ensure they are no more generous than, and on substantially similar terms to, the original awards or payments they are replacing.

Notice and termination provisions

Executive directors

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

Chairman and non-executive directors

The Chairman and the non-executive directors do not have service contracts, they have letters of appointment. They do not have notice periods and no compensation would be paid in the event of termination of appointment, other than standard payments payable for the period served up to the termination date.

On an annual basis, all directors stand for election or re-election by shareholders at the company’s AGM. Non-executive directors appointed prior to 2017 do not have a set term as the letter of appointment operates on a rolling basis. From 2017 onwards, new non-executive directors have been appointed for an initial term of three years, commencing from the first election by shareholders. At the end of this period, further terms may be agreed, subject to an overall maximum tenure of nine years. The non-executive directors with terms of appointment that will currently expire unless otherwise renewed at the end of three years are: Mark Seligman (2020 AGM), Yasmin Jetha (2021 AGM) and Dr Lena Wilson (2021 AGM).

Legacy arrangements

RBS can continue to honour any previous commitments or arrangements entered into with current or former directors that may have different terms, including terms agreed prior to appointment as an executive director.

Treatment of outstanding employee share plan awards on termination

Share awards will be treated in accordance with the relevant plan rules as approved by shareholders. In line with the remuneration policy approved by shareholders at the 2017 AGM, LTI awards made in 2018 onwards will involve a significant reduction in maximum opportunity and will not be subject to pro rating for time in good leaver circumstances, for the reasons set out below.

RBS is unusual in having no annual bonus, and bonus awards would typically not be subject to pro rating for time. In addition, the impact of regulatory requirements effectively constrains the granting of LTI awards in the year of joining. The combination of these factors means that pro rating of time for good leavers results in executives potentially receiving no variable pay award either for the year of joining or in the final year of employment. This is not consistent with our aim of driving shareholder alignment within our pay construct. Removal of pro rating therefore helps to ensure that executive directors are motivated and retain an appropriate long-term focus up to the point of departure. It also creates higher levels of shareholding for up to eight years post departure meaning executives can be held accountable for, and are financially exposed to, the long-term consequences of their actions.

Individuals will qualify for good leaver treatment if they leave due to ill-health, injury, disability, death, retirement (as agreed with RBS), redundancy, the employing company ceasing to be a member of RBS, transfer of the employing business, or any other reason if and to the extent the Committee decides in any particular case.

Directors’ Remuneration Report

Wider employee considerations

The group-wide remuneration policy applies to all employees. Consistent with our executive remuneration principles, the aim is to deliver a simple and transparent pay policy which promotes the long-term success of RBS. The policy supports a culture where employees are rewarded for delivering sustained performance in line with our risk appetite and for demonstrating the right conduct and behaviours. Further details on the group-wide policy can be found on page 102 to 103.

We are committed to building a motivated and inclusive workforce that is engaged and passionate about achieving our ambition. A summary is set out below on some of the initiatives that have taken place to: simplify pay; ensure fair pay; take employees’ views into account; and deliver a great place to work.

Simplifying pay

Providing a simple pay structure supports employees in doing the right thing for customers, allowing them to concentrate on providing excellent customer service.

Steps we have taken to simplify pay since 2015 include:

•                  the removal of incentives for frontline employees in UK PBB and Ulster Bank Republic of Ireland.

•                  the removal of discretionary bonus for all Clerical employees in the UK and Republic of Ireland in 2017 and extending this to equivalent roles in India and Poland from 1 January 2018.

•                  the removal of discretionary bonus for the vast majority of Appointed employees in the UK and the Republic of Ireland from 1 January 2018.

•                  in all the above cases, an appropriate adjustment has been made to fixed pay instead.

•                  reducing the number of salary ranges by around 50%.

•                  removing the long-term incentive element of pay for employees below Executive Committee level.

Fair pay

RBS will only achieve its ambitions if employees believe the pay they receive is appropriate for the work they do.

Steps we have taken to ensure fairness include:

•                  setting rates of pay that exceed the Living Wage Foundation Benchmarks.

•                  ensuring that people doing similar roles are paid consistently.

•                  implementing a more transparent approach by moving more employees to published salary ranges.

•                  investing in pay levels in recent years, focusing mostly on our junior employees, while not increasing fixed pay for our executive directors.

We are confident that we pay our employees fairly. We keep our HR policies and processes under review to ensure we do so.

Our Gender Pay Gap information has been published and can be found in the ‘our colleagues’ section of the Strategic Report.

Great place to work

RBS provides a range of resources and supporting tools to make sure individuals are capable and motivated to perform at their best.

Some of the elements of great place to work include:

•                  inclusion - employee led groups play a key role in influencing our inclusion strategy. Over 70% of employees have been trained to tackle unconscious bias and the inclusion score from our employee opinion survey is significantly above the Global Financial Services norm.

•                  flexible working - supporting a positive attitude to flexible working patterns to reflect personal preferences where this can be accommodated.

•                  wellbeing - support for good physical, mental and financial health.

•                  excellent training - support with learning, professional development and further qualifications.

•                  good leadership - equipping managers to help their teams flourish - including our Determined to lead programme which won the Princess Royal training award in 2017.

•                  RBSelect - employees can choose from a range of flexible benefits to help with financial planning and lifestyle choices.

•                  share ownership - opportunity in the UK and Republic of Ireland to participate in employee share plans, with Sharesave 2017 seeing a 26% increase in participation.

•                  volunteering - employees are provided with time off to work with charities and local communities.

Further details on our employee initiatives and successes can be found in the ‘our colleagues’ section of the Strategic Report.

Views of employees

Our main listening tool is the biannual employee opinion survey which collects views on a range of topics including pay, engagement, wellbeing, inclusion and leadership.

The 2017 results showed improvement in the majority of categories. The number of employees who believe they are paid fairly for the work they do increased significantly during the year and is above the Global Financial Services norm.

We also have a number of other mechanisms through which we communicate with employees such as:

•                  regular engagement with employee representatives including Unite in Great Britain and Offshore, the Financial Services Union in Ulster Bank and our European Employee Council.

•                  question and answer sessions throughout the year to allow employees to hear from, and provide feedback to, members of the Executive Committee and other senior staff.

•                  in November 2017, the Chief Executive held his first live streaming question and answer session with employees across RBS and over 150 questions were submitted.

•                  visits by Board members to business areas to hear directly from employees.

•                  support for employee-led networks which helps raise awareness and influence strategy in a number of areas.

Proposed reforms to the UK Corporate Governance Code build on the theme of ensuring the employee voice is heard at Board level. We are supportive of the proposals and are currently considering the most appropriate options to enhance our existing channels for employee engagement.

Directors’ Remuneration Report

How risk is reflected in our remuneration process

RBS’s approach to remuneration and related policies promotes effective risk management through a clear distinction between fixed remuneration, which reflects the role undertaken by an individual, and variable remuneration, which is directly linked and reflective of performance and can be risk-adjusted. Fixed pay is set at an appropriate level to avoid incentives that are adverse to sound risk management.

Focus on risk is achieved through clear risk input into objectives, performance reviews, the determination of variable pay pools and incentive plan design as well as the application of malus and clawback. The Committee is supported in this by the Board Risk Committee (BRC) and the RBS Risk, Conduct and Restructuring function.

A robust process is used to assess risk performance. A range of measures are considered, specifically the overall Risk Profile; Credit, Regulatory and Conduct Risk; Operational Risk; Enterprise Risk; and Market Risk. Consideration is also given to overall Risk Culture. RBS’s remuneration arrangements are in accordance with regulatory requirements and the steps we take to ensure appropriate and thorough risk adjustment are also fully disclosed and discussed with the PRA and the FCA.

Variable pay determination

For the 2017 performance year, RBS operated a robust multi-step process which is a control function led assessment to determine performance and therefore the appropriate bonus pool by franchise and function. At multiple points throughout the process, reference is made against Group-wide business performance (from both affordability and appropriateness perspectives) and the need to distinguish between go-forward franchises and resolution activities.

The process considers a balanced scorecard of performance assessments at the level of each franchise or support function.  The assessments are made across financial, customer and people measures. Risk and conduct assessments at the same franchise or functional level are then undertaken to ensure that performance achieved without appropriate consideration of risk culture and risk and conduct controls is not inappropriately rewarded.

BRC reviews any material risk and conduct events and, if appropriate, an underpin may be applied to the individual business and function bonus pools or to the overall bonus pool. BRC may recommend a reduction of a bonus pool if it considers that risk and conduct performance is unacceptable or that the impact of poor risk management has yet to be fully reflected in the respective inputs.

Following further review against overall performance and conduct, the Chief Executive will make a final recommendation to the Committee, informed by all the previous steps in the process and his strategic view of the business. The Committee will then make an independent decision on the final bonus pool taking all of these earlier steps into account.

The assessment process for LTI awards to executive directors is founded on the balanced scorecard approach used for the multi-step bonus pool process, reflecting a consistent risk management performance assessment.

Accountability review process and malus/clawback

The accountability review process was introduced in 2012 to identify any material risk management, control and general policy breach failures and ensure accountability for those events. This allows RBS to respond in instances where new information would change the variable pay decisions made in previous years and/or the decisions to be made in the current year.

Under the accountability review process RBS can apply:

•                  Malus - to reduce (to zero if appropriate) the amount of any unvested variable pay awards prior to payment;

•                  Clawback - to recover awards that have already vested; and

•                  In-year reductions - to adjust variable pay that would have otherwise been awarded for the current year.

Any variable pay awarded to Material Risk Takers from 1 January 2015 onwards is subject to clawback for seven years from the date of grant. For awards made in respect of the 2016 performance year onwards, this period has been extended to ten years for executive directors and other Senior Managers under the Senior Managers Regime where there are outstanding internal or regulatory investigations at the end of the normal seven year clawback period.

Circumstances in which RBS may apply malus, clawback or in-year reduction include:

•                  the individual being culpable, responsible or ultimately accountable for conduct which results in significant financial losses for RBS;

•                  the individual failing to meet appropriate standards of fitness and propriety;

•                  reasonable evidence of an individual’s misbehaviour or material error;

•                  RBS or the individual’s relevant business unit suffering a material failure of risk management; and

•                  for malus and in-year reduction only, circumstances where there has been a material downturn in financial performance.

The above list of circumstances is not exhaustive and RBS may consider any further circumstances that it feels appropriate.

During 2017 a number of issues and events were considered under the accountability review framework. The outcomes covered a range of actions including: reduction and forfeiture of unvested awards through malus; dismissal with forfeiture of unvested awards; and suspension of awards pending further investigation. In addition, reductions have also been applied to current year variable pay awards.

Annual report on remuneration

Annual report on remuneration

The sections audited by the company’s auditors, Ernst and Young LLP, are as indicated.

Total remuneration paid to executive directors for 2017 (audited)
	Ross McEwan		Ewen Stevenson
	2017	2016	2017	2016
	£000	£000	£000	£000
Salary	1,000	1,000	800	800
Fixed share allowance (1)	1,000	1,000	800	800
Benefits (2)	113	127	26	26
Pension (3)	350	350	280	280
Total fixed remuneration	2,463	2,477	1,906	1,906
Annual bonus	n/a	n/a	n/a	n/a
Long-term incentive award (4)	1,024	1,225	1,418	—
Total remuneration	3,487	3,702	3,324	1,906

Notes:

(1)       The value of the fixed share allowance is based on 100% of salary and, as part of fixed remuneration, it is not subject to any performance conditions.

(2)       Includes standard benefit funding of £26,250 per annum with the remainder for Ross McEwan in 2017 being travel assistance in connection with company business (£67,006), relocation expenses (£17,065) consisting of a flight allowance and assistance with tax return preparation, and home security arrangements. The 2016 benefits figure for Ross McEwan has been amended to include a value for tax return preparation and home security arrangements during that year.

(3)       The executive directors receive a monthly cash allowance to help fund pension arrangements but do not participate in the company’s defined benefit pension schemes. The executive directors can choose to participate in the company’s defined contribution pension arrangements.

(4)       The 2017 value relates to an LTI award granted in 2015. Performance has been assessed over the three year period to 31 December 2017 as set out below together with an estimate of the vesting value. The award will vest in two equal tranches in March 2019 and March 2020. The value for 2016 has been amended from the estimated value of £1,030,000 provided in the 2016 report to reflect the actual value on the vesting date in March 2017.

2015 LTI – final assessment of performance measures (audited)

An assessment of performance of each relevant element was provided by internal control functions and PwC assessed relative Total Shareholder Return (TSR) performance against a peer group of comparator banks.

Performance Measures (and weightings)	Performance for minimum vesting	Vesting at minimum	Performance for maximum (100%) vesting	Actual Performance	Vesting outcome		Weighted Vesting %
Economic Profit (25%)	(£500 million)	25%	£500 million	£613 million	100%		25%
Relative TSR (25%)	TSR at median	20%	TSR at upper quartile	Below median	0%		0%
Safe & Secure Bank (25%) CET1 ratio - 12.5% Cost:income ratio – 12.5%	Vesting between 0% - 100% can be qualified by Committee discretion CET1 ratio target: 13% (or above) Cost:income ratio target (go-forward bank basis): 56% (or below)			CET1 ratio: 15.9% Cost:income ratio: 55%	100%		25%
Customers & People (25%) Split across advocacy, trust and employee engagement Net Promoter Score (NPS) – 6.25% Net Trust Score (NTS) – 6.25% Engagement Index (EI) – 12.5%	Vesting between 0% - 100% can be qualified by Committee discretion NPS target: Gap to number 1 of 6.0 NTS target: NatWest 55, RBS 42 EI target: within 2 points of Global Financial Services (GFS) norm			NPS Gap to number 1 of 15.5 NTS: NatWest 59 RBS 22 EI: 1 point above GFS norm	0%	68%	17%
					70%
					100%
Initial vesting outcome							67%
Final vesting outcome post application of underpin							60%

Economic Profit was based on the go-forward basis and defined as operating profit after tax and preference share charges less tangible net asset value multiplied by the cost of equity. The companies in the relative TSR group for this award were: Barclays, Lloyds Banking Group, HSBC, Standard Chartered, BBVA, BNP Paribas, Crédit Agricole, Credit Suisse Group, Deutsche Bank, Santander, Société Générale, UBS, Unicredito. For the Trust metric of the Customers & People section, the NatWest target was met while the RBS target had been missed. The 70% vesting for this element was calculated in line with the weightings of the brands, split 70%/30% for NatWest/RBS, based on the relative revenues of the respective brands.

In making its final judgement, the Committee considered the overall context of performance, noting positive progress on Economic Profit which had exceeded the stretch target and the strong CET1 ratio and took into account input received from the Board Risk Committee.  Significant improvement had also been achieved in employee engagement scores which again had exceeded target. However, the Committee also noted that the NPS, Trust for the RBS brand and relative TSR targets had been missed. Taking all circumstances into account, the Committee determined it would be appropriate to apply the underpin and reduce the final vesting outcome from 67% to 60%.

Annual report on remuneration

2015 LTI vesting amounts included in the total remuneration table (audited)

The executive directors were granted an LTI award in March 2015. The performance conditions ended on 31 December 2017 and have been assessed as set out on the previous page. The average share price over the last three months of the financial year has been used to estimate the value. While the performance conditions have been assessed, the shares will not vest until March 2019 and March 2020.

			Ross McEwan			Ewen Stevenson
Performance category	% vesting	Maximum shares (1)	Shares due to vest	Estimated value (2)	Maximum shares (1)	Shares due to vest	Estimated value (2)
Economic Profit	100%	154,624	154,624		214,121	214,121
Relative TSR	0%	154,624	—		214,121	—
Safe & Secure Bank	100%	154,624	154,624		214,121	214,121
Customers & People	68%	154,624	105,145		214,121	145,602
Maximum shares for performance assessment		618,496			856,484
Initial outcome following assessment (67% vesting)			414,393			573,844
Final outcome post application of underpin (60% vesting)			371,098	£1,024,230		513,890	£1,418,336

Notes:

(1)              The maximum number of shares is calculated in line with the underlying award structure. Each performance category could vest up to 100% of the maximum number of shares subject to the approved policy and the regulatory cap. For the 2015 award, the number of shares capped at grant was 417,486 for Ross McEwan and 578,128 shares for Ewen Stevenson. In both cases the vesting outcomes fall within the respective cap.

(2)              Based on a RBS share price of £2.76, the average over the three month period from October to December 2017.

2016 and 2017 LTI awards to executive directors – current assessment (audited)

The table represents an early indication of potential vesting outcomes only based on the position at 31 December 2017. Details of the final performance assessment at the end of the three year period and any use of discretion will be disclosed in the remuneration report for the relevant year. The Committee may consider the proximity of legacy items to the executive directors when assessing the vesting level.

Performance measure	Weighting	Performance for minimum vesting	Vesting at minimum	Performance for maximum vesting	Vesting at maximum	2016 LTI award current assessment	2017 LTI award current assessment
Economic Profit	25%	Minimum economic profit targets	25%	Performance ahead of the Strategic Plan	100%	Currently tracking behind target	Currently favourable to target
Relative TSR	25%	TSR at median of comparator group	20%	TSR at upper quartile of comparator group	100%	Below median performance for vesting	Currently upper quartile performance for vesting
Safe & Secure Bank	25%	Target ranges set for: CET1 ratio and Cost:income ratio	Vesting between 0% – 100% qualified by Committee discretion taking into account the margin by which targets have been missed or exceeded and any other relevant factors			CET1 ratio is in range for vesting. Cost:income ratio currently tracking behind target	CET1 ratio is in range for vesting. Cost:income ratio currently in range for vesting
Customers & People	25%	Target ranges set for: Net Promoter Score, Net Trust Score and Employee Engagement				Customer measures currently behind target with People measure in range for vesting	Customers & People measures broadly tracking in range for vesting

LTI awards granted during 2017 (audited)

	Grant date	Face value of award (£000s)	Number of shares awarded (1)	% vesting at minimum and maximum	Performance Requirements (2)
Ross McEwan	7 March 2017	2,870	1,188,800	Between 0% - 100% with minimum vesting as set out above	Conditional share awards subject to performance conditions, as set out above, measured over the three year period from 1 January 2017 to 31 December 2019
Ewen Stevenson	7 March 2017	2,305	954,768

Notes:

(1)              The number of shares awarded was calculated in line with the regulatory cap that limits variable pay to the level of fixed pay and for this award equated to approximately 287% of salary. The award price of £2.4142 was calculated based on the average share price over five business days prior to the grant date.

(2)              Subject to the achievement of performance conditions, the awards are eligible to vest in four tranches with 50% vesting in 2021 and the remaining 50% split over 2022 to 2024. Malus provisions will apply up until vesting and clawback provisions will also apply for a period of seven years from the date of grant, extended to ten years if events are under investigation at the end of the seven year period.

Annual report on remuneration

Performance assessment framework for LTI awards granted from 2018 onwards

For each of the core performance areas, the Committee will consider whether the executive director has achieved what would reasonably have been expected over the relevant period. The Committee will follow a robust process to review performance against pre-set objectives relevant to RBS’s strategic aims, but will apply its judgement without reference to formulaic targets and weightings. Performance will be assessed taking into account circumstances applying over the period. Risk & Control and Stakeholder Perception underpins will also apply under which the Committee, with input from the Board Risk Committee and Sustainable Banking Committee, can consider if there are any other factors that would lead to a downwards adjustment (for example if the achievements are not considered sustainable, or were achieved through excessive risk taking).

The majority of the performance variation will normally take place under the pre-grant assessment, with a further pre-vest assessment to check whether, taking all circumstances into account, a threshold level of sustainable performance has been delivered. Overall, the achievement of reasonable or ‘target’ performance expectations will deliver full, or nearly full, payout of the LTI awards, as long as executives deliver good, sustainable performance. This approach reflects the significantly reduced level of awards compared to the previous policy, creating more predictable outcomes and encouraging safe and secure growth within risk appetite. Each year, the performance factors will be determined in light of RBS’s priorities for that year.

Pre-grant assessment for LTI awards to be made in 2018

Core area	Objectives for 2017	Pre-grant assessment in January 2018
Financial	Achieve a cost reduction of at least £750 million. Reasonable performance against budget for the core franchises with adjusted RoTE of at least 11%. CET1 ratio of 13% or more.	Strong financial performance with all targets exceeded for 2017. Year on year cost savings of £810 million were achieved, adjusted RoTE was above the target and the CET1 ratio was 15.9%.
Risk & Operations

RBS blended risk profile of 2; Franchise/ Function control environment rated within appetite at 2, or minimum 3 tracking to 2 within 12 months.

Risk Culture to be rated at 3 (Proactive) on a blended basis, with strong tone from the top.

Strong oversight of ring-fencing, ensuring timely remediation of issues and maintain delivery as planned.

Continued improvements in risk profile with an increase in the number of franchises and functions rated at 2. While progress had been made, the ultimate desired control rating hadn’t been reached across every franchise and function.

Risk Culture was assessed overall as Proactive with a small number of exceptions.

Work is well underway in readiness for ring-fencing and the required legal entity changes. The programme remains in line with plan for delivery.

Customers	Increase or maintain number 1 for Net Promoter Scores and increase Trust Scores in our chosen segments.

NPS performance during 2017 was on-target in 4 out of 6 customer segments. While progress had been made, there was still room for improvement on NPS scores and on closing the gap to number 1 in certain segments. Trust was ahead of target in 2 out of the 5 segments with improvements in 2 further segments.

People & Culture	Improvement in employee engagement and leadership scores.

Engagement score increased 7 points and the leadership score increased 5 points since 2016, with both above the Global Financial Services norm. The employee opinion survey showed the best results for 10 years.

	Year on year improvement from the Banking Standards Board (BSB) assessment.	Scores from the BSB survey improved on all items compared to 2016, demonstrating an improved culture throughout the business.
	Progress towards target of >30% women in ‘senior roles’ by 2020	Satisfactory progress had been made. The target population (top three leadership layers) had increased to 37%, representing an 8% increase since targets were introduced at the end of 2014.

Outcome of the assessment

The Committee also received advice from the Board Risk Committee and the Sustainable Banking Committee in making its final assessment. After considering all the factors above, the Committee determined that good performance and progress towards our long-term goals had been achieved in 2017. Performance had been very strong in relation to financial and people & culture measures but, on balance, a 10% reduction was considered appropriate as risk and customer performance was not fully at the desired level. The resulting award levels are set out below.

	Maximum LTI award level	2018 LTI award level after pre-grant assessment
Chief Executive Chief Financial Officer	£1,750,000 £1,600,000	£1,575,000 £1,440,000

Annual report on remuneration

Pre-vest assessment for 2018 LTI awards

In addition to the pre-grant assessment detailed on the previous page, a further assessment of performance will take place three years after grant, in 2021, prior to vesting. It is intended to be a look-back at the performance year for which the LTI award was granted to consider whether anything has come to light that would impact the vesting level. The over-arching principle is that delivery of a threshold level of sustainable performance will result in no further adjustment prior to vesting. Once the vested amount has been approved, malus and clawback provisions will continue to apply.

The pre-vest assessment allows the Committee to make a balanced assessment of performance in the round rather than relying on formulaic adjustments. It is to provide comfort that sustainable performance has been delivered since the award, and that nothing new has come to light which might call into question the original award. Adjustments will also be made in the event of underperformance or required risk adjustment.

Factors considered in assessing pre-vest performance

Four core questions will be considered as part of the pre-vest assessment under the themes of Finance; Customers; People; and Risk & Control. When assessing the performance of the year for which the award was made, “knowing what we know now” and taking into account all circumstances, has RBS:

(1)          Remained safe and secure, taking into account our financial results and capital position?

(2)          Been a good bank for customers taking into account our customer and advocacy performance?

(3)          Operated in an environment in which risk is seen as part of the way we work and think?

(4)          Operated in a way that reflects our stated values?

In addition, the Committee will consider the potential application of Risk & Control and Stakeholder Perception underpins following advice from the Board Risk Committee and Sustainable Banking Committee. This provides scope to consider significant risk, stakeholder or reputational matters not already captured in the performance assessment.

In determining the final vesting level of the award, the Committee will consider both individual and collective performance which means that there may be different vesting levels by participant. If a threshold level of sustainable performance has been delivered then no further assessment is required and the award vests in full.

Objectives for Performance Year 2018 (for the pre-grant assessment of LTI awards to be made in 2019)

The table below forms the basis of the pre-grant assessment for LTI awards to be made in early 2019. Further details on the 2018 objectives and targets and the assessment of performance against these will be set out in the 2018 Directors’ Remuneration Report.

Core area	Description of 2018 Objectives	Measures for assessing pre-grant performance for 2019 LTI awards
Financial & Business Delivery	Run a safe and secure bank	Achieve planned reduction in operating expenses
Reasonable performance against budget and RoTE target
Achieve CET1 ratio target
	Implement ring-fencing	Delivery of ring-fencing requirements to satisfy the 1 January 2019 implementation, ensuring timely remediation of issues throughout.
Risk & Control	Improve governance and control environment	Franchise and function control environment to meet the required rating within appetite
	Material progress towards our desired risk culture	Achieve the desired Risk Culture rating with strong tone from the top
Customer & Stakeholder	Achieve planned progress towards becoming number 1 for customer service, trust and advocacy by 2020 in chosen customer segments and brands	Net Promoter Score to evidence progress towards or maintaining the number 1 position in our chosen segments and brands
People & Culture	Provide clarity, build capability and motivate our people	Year on year improvement in scores from employee engagement and leadership indices
	Build up and strengthen a healthy culture	Culture measured against position in Culture index
Progress towards 2020 target of number of women in ‘senior roles’ (at least 30% for each franchise and function)
Progress towards 2025 target of number of Black Asian Minority Ethnic (BAME) UK employees in the top four layers of RBS (at least 14% for each franchise and function)

Annual report on remuneration

Payments for loss of office (audited)

No payments for loss of office were made to directors during 2017.

Payments to past directors (audited)

There are no payments to past directors to disclose for 2017.

Total remuneration paid to the Chairman and non-executive directors for 2017 (audited)

The US Risk Committee was stood down in May 2017. The Board established a Technology and Innovation Committee with effect from 1 September 2017. This demonstrates the importance the Board places on overseeing and monitoring RBS’s strategic direction in relation to technology and innovation. Fees for non-executive directors sitting on the NatWest Markets Working Group, which considers transitional arrangements in preparation for the establishment of the NatWest Markets Board, were brought into line with the other main Board Committees. A Board Oversight Committee was established in September 2017 in order to provide oversight of required enhancements to the governance and risk management practices within Ulster Bank Ireland DAC reporting to the Board, as appropriate.  Fees were payable for this Committee with effect from 1 October 2017.

The total fees paid during 2017 are set out below.

												Fees		Benefits		Total
Chairman (composite fee)												2017 £000	2016 £000	2017 £000	2016 £000	2017 £000	2016 £000
Howard Davies (1)												750	750	11	8	761	758

Non-executive directors (2)	Board £000	Noms & Gov £000	GAC £000	RemCo £000	BRC £000	SBC £000	TIC £000	NWM £000	GRG BOC £000	UBI DAC BOC £000	Other £000	Fees 2017 £000	Fees 2016 £000	Benefits 2017 £000	Benefits 2016 £000	Total 2017 £000	Total 2016 £000
Sandy Crombie (3)	77	15	30	60					15	4	30	231	223	30	38	261	261
Frank Dangeard	77				30		10	18				135	58	3	4	138	62
Alison Davis (4)	77	10		30		30	20					167	147	30	21	197	168
Morten Friis (3)	77		30		30						11	148	159	42	39	190	198
Robert Gillespie	77	15		30		30		30	15			197	210	11	10	208	220
John Hughes (5)												—	—	—	—	—	—
Penny Hughes (4)	77	5			30	60			15			187	178	11	8	198	186
Yasmin Jetha (5)	42					13	10					65	—	2	—	67	—
Brendan Nelson	77	15	60		30				30	4		216	211	23	31	239	242
Baroness Noakes (3)(4)	77	5	30		60				15	4	5	196	192	16	8	212	200
Mike Rogers	77			30		30						137	88	16	11	153	99
Mark Seligman (4)(5)	59	5								4		68	—	4	—	72	—

Notes:

(1)       The benefits column for Howard Davies includes private medical cover.

(2)       In line with market practice, non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings. HMRC has confirmed that it deems these expenses as taxable where the Board meetings take place at the company’s main offices in London and Edinburgh. The value in the benefits column above, including restated amounts for 2016, is the value of the assistance provided together with the associated tax liability which RBS settles on behalf of the non-executive directors.

(3)       Under the ‘Other’ column, Sandy Crombie received fees as the Senior Independent Director. Morten Friis and Baroness Noakes received fees in respect of the US Risk Committee until it was stood down on 11 May 2017.

(4)       Alison Davis stepped down from the Nominations and Governance Committee and Penny Hughes, Baroness Noakes and Mark Seligman were appointed to the Nominations and Governance Committee during the year.

(5)       Mark Seligman joined the Board on 1 April 2017 and Yasmin Jetha joined the Board on 21 June 2017. John Hughes joined the Board on 21 June 2017 but stepped down with effect from 1 September 2017 due to health reasons. Mr Hughes made a voluntary decision to repay the fees that he received for this period.

Key to table:
Noms & Gov	Group Nominations and Governance Committee
GAC	Group Audit Committee
RemCo	Group Performance and Remuneration Committee
BRC	Board Risk Committee
SBC	Sustainable Banking Committee
TIC	Technology and Innovation Committee
NWM	NatWest Markets Working Group
GRG BOC	Board Oversight Committee for the GRG business areas
UBI DAC BOC	Board Oversight Committee for the Ulster Bank Ireland business

Annual report on remuneration

Implementation of remuneration policy in 2018

Details of remuneration to be awarded in 2018 to executive directors are set out below. The salary, benefits, pension and fixed share allowance arrangements are unchanged from 2017. The LTI award is due to be granted in March 2018 following the pre-grant assessment of performance over 2017. Details of the assessment are set out on page 93. Subject to a further pre-vest assessment of performance at the end of three years, the award will vest in equal amounts between years three to seven from the date of grant. LTI awards are also subject to malus during the vesting period and clawback provisions for a period of seven years from the date of grant, extended to ten years if events are under investigation at the end of the normal seven-year clawback period.

Executive directors’ remuneration to be awarded in 2018

	Salary	Standard benefits	Pension 35% of salary	Fixed share allowance 100% of salary (1)	LTI award following pre-grant assessment
Chief Executive	£1,000,000	£26,250 (2)	£350,000	£1,000,000	£1,575,000
Chief Financial Officer	£800,000	£26,250	£280,000	£800,000	£1,440,000

Notes:

(1)              Fixed share allowance will be payable broadly in arrears, currently in two instalments per year, and the shares will be released in equal tranches over a three year period.

(2)              Amount shown relates to standard benefit funding. Executive directors are also entitled to benefits in line with the stated policy including assistance with travel and security arrangements and the Chief Executive is entitled to a flight allowance and assistance with tax return preparation as part of his relocation arrangements. The value of benefits will be disclosed each year in the total remuneration table.

Chairman and non-executive directors’ fees for 2018

The level of fees for attendance at Board and Board Committee meetings remains unchanged from 2017. A summary of the annual fees payable for 2018 is set out below.

Chairman (composite fee)		£750,000
Non-executive director basic fee		£80,000
Senior Independent Director		£30,000
Board Risk Committee
Group Audit Committee
Group Performance and Remuneration Committee	Member	£30,000
Sustainable Banking Committee	Chairman	£60,000
Technology and Innovation Committee
NatWest Markets Working Group
GRG Board Oversight Committee	Member	£15,000
	Chairman	£30,000
Ulster Bank Ireland DAC Board Oversight Committee	Member	£15,000
Group Nominations and Governance Committee	Member	£15,000

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

Neither of the executive directors holds a non-executive director role at any other company at this time. Details of the directorships held by other directors can be found in the biographies section of the corporate governance report.

Directors’ interests in RBS shares and shareholding requirements

The shareholding requirement is to hold shares to the value of 400% of salary for the Chief Executive and 250% of salary for the Chief Financial Officer. Unvested shares from LTI awards will count on a net of tax basis towards meeting the shareholding requirement once the pre-vest performance assessment has taken place, at the end of the three year period. Once the respective retention periods have passed, directors are permitted to dispose of up to 25% of the shares received until the shareholding requirement is met. As set out below, the executive directors exceeded the shareholding requirement as at 31 December 2017. There are no shareholding requirements for non-executive directors.

Annual report on remuneration

Shareholding requirements for executive directors

Notes:

(1)              Ross McEwan holds 201,189 shares from his 2015 and 2016 fixed share allowances that are included in the total shares beneficially owned below but these have been excluded from the shareholding requirements calculation as he will transfer these shares to charity at the end of the retention period.

(2)              Value of shares held is based on the share price of £2.78 as at 31 December 2017. During the year ended 31 December 2017, the share price ranged from £2.15 to £2.86.

Share interests held by directors (audited)

	Shares owned at 31 December 2017 (or date of cessation if earlier)	% of issued share capital	Value (£) (1,2)	% of shareholding requirement met (3)	Unvested Long-term incentive awards	Unvested Deferral Plan awards
Ross McEwan	2,052,193	0.017152	£5,145,791	514.6%	2,793,493	—
Ewen Stevenson	1,103,940	0.009227	£3,068,953	383.6%	2,485,320	—
Howard Davies	41,000	0.000343
Sandy Crombie	20,000	0.000167
Frank Dangeard	—	—
Alison Davis	20,000	0.000167
Morten Friis (4)	20,000	0.000167
Robert Gillespie	25,000	0.000209
John Hughes	—	—
Penny Hughes	562	0.000005
Yasmin Jetha	—	—
Brendan Nelson	12,001	0.000100
Baroness Noakes	41,000	0.000343
Mike Rogers	—	—
Mark Seligman	20,000	0.000167

Notes:

(1)              Ross McEwan holds 201,189 shares from his 2015 and 2016 fixed share allowances that are included in the total shares beneficially owned but these have been excluded from the shareholding requirements calculation as he will transfer these shares to charity at the end of the retention period.

(2)              Value of shares held is based on the share price of £2.78 as at 31 December 2017. During the year ended 31 December 2017, the share price ranged from £2.15 to £2.86.

(3)              The current shareholding requirement is to hold shares to the value of 400% of salary for the Chief Executive and 250% of salary for the Chief Financial Officer. Unvested shares from LTI awards will count on a net of tax basis towards meeting the shareholding requirement once the pre-vest performance assessment has taken place, at the end of the three year period. Once the respective retention periods have passed, directors are permitted to dispose of up to 25% of the shares received until the shareholding requirement is met. The executive directors exceeded the shareholding requirement as at 31 December 2017. There are no shareholding requirements for non-executive directors.

(4)              Interest is 10,000 American Depository Receipts representing 20,000 ordinary shares.

The interests shown above include shares held by persons closely associated with the directors. As at 22 February 2018, there were no changes to the directors’ interests in shares shown above. John Hughes stepped down from the Board on 1 September 2017 and did not hold any RBS shares at the date of cessation. Sandy Crombie stepped down from the Board with effect from 1 January 2018. Dr Lena Wilson joined the Board with effect from 1 January 2018 and as at 22 February 2018 she did not hold any RBS shares.

Directors’ interests under the company’s share plans (audited)

Long-term incentive awards

	Awards held at 1 January 2017		Awards granted in 2017	Award price £	Awards lapsed in 2017	Awards vested in 2017	Market price on vesting £	Value on vesting £	Awards held at 31 December 2017	Expected vesting date
Ross McEwan	915,193			3.28	402,684	512,509	2.39	1,224,897	—
	417,486			3.74					417,486	06.03.19 – 06.03.20
	1,187,207			2.26					1,187,207	08.03.20 – 08.03.21
			1,188,800	2.41					1,188,800	07.03.21 – 07.03.24
	2,519,886		1,188,800		402,684	512,509			2,793,493
Ewen Stevenson	288,257	(1)		3.27		288,257	2.39	688,934	—
	578,128			3.74					578,128	06.03.19 – 06.03.20
	952,424			2.26					952,424	08.03.20 – 08.03.21
			954,768	2.41					954,768	07.03.21 – 07.03.24
	1,818,809		954,768			288,257			2,485,320

Note:

(1)              Award granted to Ewen Stevenson on appointment in May 2014 to replace awards forfeited on leaving Credit Suisse.

Annual report on remuneration

Total Shareholder Return (TSR) performance

The graph below shows the performance of RBS over the past nine years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE UK banks for the same period has been added for comparison. Source: Datastream

Chief Executive pay over same period

	2009	2010	2011	2012	2013 (1)	2014	2015	2016	2017
Total remuneration (£000s)	1,647	3,687	1,646	1,646	393 (RM) 1,235 (SH)	1,878	3,492	3,702	3,487
Annual bonus against maximum opportunity	0%	85%	0%	0%	0%	n/a	n/a	n/a	n/a
LTI vesting rates against maximum opportunity	0%	0%	0%	0%	0%	73%	62%	56%	89%

Notes:

(1)              2013 remuneration includes Stephen Hester (SH) as Chief Executive for the period to 30 September and Ross McEwan (RM) for the period from 1 October to 31 December.

(2)              Figures have been amended where appropriate to reflect any restatement of prior year amounts, for example, to reflect the actual rather than estimated value of LTI vestings as part of the total remuneration figure and any revisions to the value of benefits provided.

(3)              The maximum opportunity is set according to the approved policy and, for LTI awards granted in 2015 and onwards, the regulatory cap.

Change in Chief Executive pay compared with employees

The table below shows the percentage change in remuneration for the Chief Executive between 2016 and 2017 compared with the percentage change in the average remuneration of RBS employees based in the UK. In each case, remuneration is based on salary, benefits and annual bonus. The Chief Executive also receives a fixed share allowance as part of his fixed pay and this remains unchanged over the period.

	Salary	Benefits	Annual Bonus
	2016 to 2017 change	2016 to 2017 change	2016 to 2017 change
Chief Executive (1)	0%	0%	n/a
UK employees (2)	3.91%	3.32%	10.69%

Notes:

(1)              Executive directors are not eligible for an annual bonus. Standard benefit funding for executive directors remained unchanged between 2016 and 2017. The benefits for the Chief Executive excludes other benefits such as travel assistance in connection with company business and relocation benefits, the value of which is disclosed each year in the total remuneration table.

(2)              The data represents full year average salary costs of the UK based employee population, which covers the majority of RBS employees and is considered to be the most representative comparator group. The increase in the average annual bonus is driven in part by the one time impact of the removal of LTI eligibility for employees below the Executive Committee in 2017, with these employees now eligible for an annual discretionary bonus award only.

Annual report on remuneration

Relative importance of spend on pay

The table below shows a comparison of remuneration expenditure against other distributions and charges.

	2017 £m	2016 £m	change
Remuneration paid to all employees (1)	4,217	4,670	(10%)
Distributions to holders of ordinary shares	—	—	—
Distributions to holders of preference shares and paid-in equity (2)	628	1,697	(63%)
Taxation and other charges recognised in the income statement:
- Social security, Bank levy and Corporation tax	1,100	747	47%
- Irrecoverable VAT and other indirect taxes incurred by RBS (3)	533	697	(24%)

Notes:

(1)              Remuneration paid to all employees represents total staff expenses per Note 3 to the Financial Statements, exclusive of social security and other staff costs.

(2)              Includes final payment relating to the Dividend Access Share of £1,193 million in 2016.

(3)              Input VAT and other indirect taxes not recoverable by RBS due to it being partially exempt.

The items above have been included as they reflect the key stakeholders for RBS and the major categories of distributions and charges made by RBS.

Consideration of matters relating to directors’ remuneration

Membership of the Group Performance and Remuneration Committee

All members of the Committee are independent non-executive directors. The Committee held seven scheduled meetings in 2017 and a further three ad hoc meetings.

Attended/ scheduled
Alison Davis	7/7
Robert Gillespie	7/7
Mike Rogers	6/7

Former member
Sandy Crombie (Chairman)	7/7

Mike Rogers was unable to attend one of the meetings due to personal reasons. Sandy Crombie stepped down from the Committee and the Board with effect from 1 January 2018. At the same time, Robert Gillespie assumed the role of Chairman of the Committee and Mark Seligman became a member of the Committee.

The role and responsibilities of the Committee

The Committee is responsible for:

•              approving the remuneration policy for all employees and reviewing the effectiveness of its implementation;

•              reviewing performance and making recommendations to the Board on remuneration arrangements for executive directors;

•              approving remuneration arrangements for members and formal attendees of the Executive Committee (including control function heads) and employees with total annual compensation which exceeds an amount determined by the Committee, currently £1 million; and

•              setting the remuneration framework and principles for employees identified as Material Risk Takers falling within the scope of UK regulatory requirements.

In mitigating potential conflicts of interest, directors are not involved in decisions regarding their own remuneration and remuneration advisers are appointed by the Committee rather than management. The terms of reference of the Committee are reviewed annually and available on rbs.com.

Summary of the principal activity of the Committee in 2017

In addition to its usual business activities, in 2017 the Committee was actively involved in developing the new directors’ remuneration policy with key stakeholders. Set out below is a summary of the Committee’s other key considerations throughout the year.

First half of 2017

•              2016 performance reviews and remuneration arrangements for executive directors, Executive Committee members and attendees, and high earners.

•              Executive Committee members’ 2017 objectives.

•              Development of the future pay construct for Executive Committee members.

•              Approval of variable pay allocations and the 2016 Directors’ Remuneration Report.

•              Review of the vesting levels for LTI awards granted in 2014 and the interim assessment of 2015/16 LTI awards.

•              Updates on changes in regulation and the regulatory attestation process.

•              Review of domestic and international peer group pay and remuneration disclosures.

•              Progress update on the Committee’s performance evaluation.

•              Review of pay outcomes for 2016.

Second half of 2017

•              Half-year and year end performance reviews for executive directors, Executive Committee members and attendees.

•              Executive Committee members’ annual common objectives for 2018.

•              Simplification of the pay construct for individuals below Executive Committee level.

•              Review of retirement and leaver policies.

•              Annual review of external advisers to the Committee.

•              Remuneration governance across legal entities, international locations and the impact of ring-fencing.

•              External stakeholder engagement plan.

•              Approval of the 2017 employee Sharesave offer.

•              Review of draft Directors’ Remuneration Report for 2017.

•             Risk / remuneration process review.

•              The annual evaluation of the Committee’s performance.

Annual report on remuneration

Performance evaluation process

The Committee has considered the findings of the annual review of the effectiveness of the Committee. This year the evaluation process was conducted internally by the Deputy Secretary and overseen by the Company Secretary.

The feedback was very positive with most issues being rated either excellent or good. Positive comments were received on the Committee’s composition and how effective the Committee had been on focusing on ‘big picture’ issues as well as external themes and developments. The new executive director pay construct was seen as a good example of the Committee being forward thinking and innovative.

While the quality of information was generally considered to be good, some responses indicated there was scope for better comparative data and context. A number of Committee members and attendees suggested that, while the right things were on the agenda and meetings were well run, further consideration should be given to the number of meetings during the year.

The overall conclusion was that the Committee operated effectively during 2017 and fulfilled its remit as set out in its terms of reference. Actions were agreed as part of the evaluation and progress will be tracked and reported to the Committee biannually.

Advisers to the Committee

PricewaterhouseCoopers LLP (PwC) was appointed as the Committee’s remuneration advisers on 14 September 2010. A formal review of potential advisers was undertaken in 2017. This considered the ability of the providers to offer high quality advice and strategic thinking, the strength and depth of the personnel and the associated level of fees. Following the review, the Committee agreed to retain the services of PwC. The Committee will continue to review the performance of its advisers each year. PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK.

As well as receiving advice from PwC in 2017, the Committee took account at meetings of the views of the Chairman; the Chief Executive; the Chief Financial Officer; the Chief HR Officer; the Director of Reward, Pension & Benefits; the Company Secretary; and the Chief Risk Officer. The Committee also received input from the Board Risk Committee, the Group Audit Committee and the Sustainable Banking Committee.

PwC also provides professional services in the ordinary course of business including assurance, advisory, tax and legal advice to RBS subsidiaries. There are processes in place to ensure the advice received by the Committee is independent of any support provided to management.

The fees paid to PwC for advising the Committee in relation to directors’ remuneration were charged on a time/cost basis until September 2017. A fixed fee structure has operated from October 2017 onwards to cover standard services with any exceptional items charged on a time/cost basis. The fees for 2017 in relation to directors’ remuneration amounted to £170,476 excluding VAT (2016 - £214,706).

Statement of shareholder voting

The tables below set out the voting by shareholders on the resolutions to approve the Annual Report on Remuneration and the Directors’ Remuneration Policy at the AGM on 11 May 2017.

Annual Report on Remuneration – 2017 AGM

For	Against	Total votes cast	Withheld
43,612,488,456 (99.60%)	173,420,916 (0.40%)	43,785,909,372	14,256,744

Directors’ Remuneration Policy – 2017 AGM

For	Against	Total votes cast	Withheld
42,143,861,332 (96.33%)	1,603,968,780 (3.67%)	43,747,830,112	40,411,396

Shareholder dilution

The company meets its employee share plan obligations through a combination of new issue shares and market purchase shares. In line with the Investment Association’s Principles of Remuneration, RBS’s employee share plans contain monitored limits that govern the number of shares that may be issued to satisfy share plan awards.

Robert Gillespie

Chairman of the Group Performance and Remuneration Committee

22 February 2018

Other Remuneration Disclosures

This section contains a number of voluntary disclosures on remuneration as well as disclosures which are required in accordance with Article 450 of the Capital Requirements Regulation. This section should be read in conjunction with both the Directors’ Remuneration Report and the Annual Report on Remuneration (pages 84 to 100).

Remuneration of the eight highest paid senior executives below Board (1)

	Executive 1	Executive 2	Executive 3	Executive 4	Executive 5	Executive 6	Executive 7	Executive 8
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed pay (cash)	650	700	738	800	800	600	450	381
Fixed allowances	650	700	738	800	800	600	225	166
Annual bonus	—	—	—	—	—	—	—	—
Long-term incentive awards (vested value)	638	437	346	109	109	365	—	73
Total remuneration (2)	1,938	1,837	1,822	1,709	1,709	1,565	675	620

Notes:

(1)       Remuneration earned in 2017 for eight members of the Executive Committee.

(2)       Disclosure includes prior year long-term incentive awards which vested during 2017. The amounts shown reflect the value of vested awards using the share price on the day the awards vested.

All staff total remuneration

the average salary for all employees is £32,785
12,445 employees earn between £50,000 and £100,000
5,025 employees earn between £100,000 and £250,000
934 employees earn total remuneration over £250,000

Total remuneration by band for all employees earning >€1 million

Number of employees 2017
€1.0m - €1.5m	50
€1.5m - €2.0m	18
€2.0m - €2.5m	9
€2.5m - €3.0m	2
€3.0m - €3.5m	1
€3.5m - €4.0m	1
€4.0m - €4.5m	1
€4.5m - €5.0m	0
€5.0m - €6.0m	1
Total	83

Notes:

(1)   Total remuneration in the table above includes fixed pay, pension and benefit funding and variable pay.

(2)   Executive directors are not included. The table is based on an exchange rate where applicable of €1.141 to £1 as at 31 December 2017.

Employees that earned total remuneration of over €1 million in 2017 represent just 0.1% of our employees. This number reduces to 68 employees if we exclude pension and benefit funding. These employees include those who manage major businesses and functions with responsibility for significant assets, earnings or areas of strategic activity and can be grouped as follows:

•                  The Chief Executives responsible for each area and their direct reports.

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

•                  Employees who managed the successful disposal of assets in Capital Resolution, reducing RBS’s capital requirements.

Other Remuneration Disclosures

Our remuneration policy for all employees

The remuneration policy supports the business strategy and is designed to promote the long-term success of RBS. It aims to reward employees for delivering good performance provided this is achieved in a manner consistent with our values and within acceptable risk parameters. The remuneration policy applies the same principles to all employees, including Material Risk Takers (MRTs), with some minor adjustments to the policy where necessary to comply with local regulatory requirements. The key elements of the policy are set out below.

Element of pay	Objective	Operation
Base salary	To provide a competitive level of fixed cash remuneration.	Base salaries are reviewed annually and should reflect the talents, skills and competencies that the individual brings to the business.
Role-based allowance	To provide fixed pay that reflects the skills and experience required for the role.

Role-based allowances are a fixed allowance which form an element of the employee’s overall fixed remuneration for regulatory requirements and are based on the role the individual performs.

The allowances are pre-determined, permanent, and can only be adjusted or cancelled if an employee relinquishes the role or responsibilities which made them eligible for the allowance. They are not intended to be adjusted other than where there is a change of role.

They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are subject to an appropriate retention period, not less than six months.

Benefits and pension	To provide a range of flexible and competitive benefits.

In most jurisdictions, employee benefits or a cash equivalent are provided from a flexible benefits account.

Pension forms part of fixed remuneration and RBS does not as a rule award discretionary pension benefits.

Annual bonus	To support a culture where employees recognise the importance of serving customers well and are rewarded for superior performance.

The annual bonus pool is based on a balanced scorecard of measures including Financial, Customers, People and Risk & Conduct measures. Allocation from the pool depends on performance of the franchise or function and the individual.

Individual performance assessment is supported by a structured performance management framework. This is designed to assess performance against longer term business requirements across a range of financial and non-financial metrics as well as an evaluation of adherence to internal controls and risk management.

The performance measures are set in line with the business strategy and typically include: financial measures such as return on equity; cost:income ratio; expenses and headcount (dependent on the franchise / function); net promoter score and/or customer satisfaction to assess customer advocacy; and internal survey results to assess progress in employee engagement.

Risk and conduct performance is also taken into account. Control functions are assessed independently of the business units that they oversee.

For awards made in respect of the 2017 performance year, immediate cash awards continue to be limited to a maximum of £2,000. In line with regulatory requirements, a significant proportion of annual bonus awards for our more senior employees is deferred and includes partial delivery in shares.

The deferral period varies from three years for standard MRTs, rising to five years for individuals identified as Risk Manager MRTs and seven years for Senior Managers under the UK’s Senior Managers Regime. All awards are subject to malus and clawback provisions. For MRTs, a minimum of 50% of any annual bonus is delivered in shares and a twelve month retention period will apply post vesting in line with regulatory requirements.

Other Remuneration Disclosures

Long-term incentive awards

To support a culture where good performance against a full range of measures will be rewarded. To encourage the creation of value over the long term and to align rewards with the returns to shareholders.

RBS provides certain employees in senior roles with long-term incentive awards. For awards made in respect of the 2017 performance year, the population receiving long-term incentive awards will be limited to executive directors and members of the RBS Executive Committee.

Awards will be subject to pre-grant and pre-vest performance assessments that consider progress against Financial, Risk & Operations, Customers and People & Culture measures, aligned with RBS’s strategic aims. Vesting will take place over a three to seven year period following grant.

The number of shares that vest under the award may vary between 0% -100% depending on the performance achieved. Awards are subject to malus and clawback provisions and a twelve month retention period applies post vesting.

Shareholding requirements	To promote long-term alignment between senior executives and shareholders.

Executive directors and members of the Executive Committee are required to build up and hold a shareholding equivalent to a percentage of salary. There is a restriction on the number of shares that individuals can sell until the requirement is met.

Other share plans	To offer employees in certain jurisdictions the opportunity to acquire shares.	Employees in certain countries are eligible to contribute to share plans which are not subject to performance conditions.

Criteria for identifying MRTs

The European Banking Authority has issued criteria for identifying MRT roles, those staff whose professional activities have a material influence over RBS’s performance or risk profile. The criteria are both qualitative (based on the nature of the role) and quantitative (for example those who exceed the stipulated total remuneration threshold based on the previous year’s total remuneration).

The qualitative criteria can be summarised as: staff within the management body; senior management; other staff with key functional or managerial responsibilities; staff, individually or as part of a Committee, with authority to approve new business products or to commit to credit risk exposures and market risk transactions above certain levels. The quantitative criteria are: individuals earning €500,000 or more in the previous year; individuals in the top 0.3% of earners in the previous year; individuals who earned more than the lowest paid identified staff per the qualitative criteria, subject to specific exceptions in the criteria. In addition to the qualitative and quantitative criteria, RBS has applied its own minimum standards to identify roles that are considered to have a material influence over its risk profile.

Personal hedging strategies

In accordance with UK regulatory requirements and internal dealing rules that apply to employees, the conditions attached to discretionary share-based awards prohibit the use of any personal hedging strategies to lessen the impact of a reduction in value of such awards. These conditions are explicitly acknowledged and accepted by employees when any share-based awards are granted.

Other Remuneration Disclosures

Remuneration of MRTs

The quantitative disclosures below are made in accordance with Article 450 of the EU Capital Requirements Regulation in relation to 637 employees who have been identified as MRTs.

1. Number of MRTs by business area

Number of beneficiaries	Senior management	Other MRTs	Total
Board Executive Directors	2	—	2
Board Non-Executive Directors	—	12	12
NatWest Markets	1	248	249
Personal & Business Banking	1	71	72
Commercial & Private Banking	1	91	92
Corporate Functions	2	96	98
Internal Control Functions	1	73	74
All Other Business Areas	2	36	38
Total	10	627	637

2. Aggregate remuneration expenditure

Aggregate remuneration expenditure in respect of 2017 performance was as follows:

	Senior management	Other MRTs	Total
Number of beneficiaries	10	627	637

	£m	£m	£m
Board Executive Directors	7.3	—	7.3
Board Non-Executive Directors	—	2.7	2.7
NatWest Markets	3.4	166.7	170.1
Personal & Business Banking	2.5	21.3	23.8
Commercial & Private Banking	3.1	34.2	37.3
Corporate Functions	2.7	37.8	40.5
Internal Control Functions	1.7	23.4	25.1
All Other Business Areas	5.9	20.0	25.9
Total	26.5	306.1	332.6

3. Amounts and form of fixed and variable remuneration

Fixed remuneration consisted of salaries, allowances, pension and benefit funding.

Fixed remuneration	Senior management	Other MRTs	Total
Number of beneficiaries	10	627	637

	£m	£m	£m
Board Executive Directors	4.3	—	4.3
Board Non-Executive Directors	—	2.7	2.7
NatWest Markets	1.9	101.1	103.0
Personal & Business Banking	1.4	15.7	17.2
Commercial & Private Banking	1.8	22.0	23.7
Corporate Functions	1.6	25.6	27.2
Internal Control Functions	1.7	17.3	18.9
All Other Business Areas	3.5	12.9	16.3
Total	16.1	197.2	213.3

Variable remuneration awarded for 2017 performance

Variable remuneration consisted of a combination of annual bonus and long-term incentive awards, deferred over a three to seven year period in accordance with regulatory requirements. Under the RBS bonus deferral structure, immediate cash awards are limited to £2,000 per employee.

Long-term incentive awards vest subject to the extent to which performance conditions are met and can result in zero payment.

Annual bonus	Senior management	Other MRTs	Total

Number of beneficiaries	—	515	515

		£m	£m
Board Executive Directors		—	—
Board Non-Executive Directors		—	—
NatWest Markets
Variable remuneration (cash)		0.44	0.44
Deferred remuneration (bonds)		5.02	5.02
Deferred remuneration (shares)		60.15	60.15
		65.61	65.61
Personal & Business Banking
Variable remuneration (cash)		0.19	0.19
Deferred remuneration (bonds)		1.11	1.11
Deferred remuneration (shares)		4.26	4.26
		5.55	5.55
Commercial & Private Banking
Variable remuneration (cash)		0.14	0.14
Deferred remuneration (bonds)		1.52	1.52
Deferred remuneration (shares)		10.61	10.61
		12.27	12.27
Corporate Functions
Variable remuneration (cash)		0.29	0.29
Deferred remuneration (bonds)		1.85	1.85
Deferred remuneration (shares)		10.02	10.02
		12.16	12.16
Internal Control Functions
Variable remuneration (cash)		0.11	0.11
Deferred remuneration (bonds)		1.18	1.18
Deferred remuneration (shares)		4.88	4.88
		6.17	6.17
All Other Business Areas
Variable remuneration (cash)		0.06	0.06
Deferred remuneration (bonds)		0.74	0.74
Deferred remuneration (shares)		6.34	6.34
		7.14	7.14
Total		108.90	108.90

Long-term incentives	Senior management	Other MRTs	Total
Number of beneficiaries	9	—	9

	£m		£m
Board Executive Directors	3.02		3.02
Board Non-Executive Directors	—		—
NatWest Markets	1.50		1.50
Personal & Business Banking	1.05		1.05
Commercial & Private Banking	1.30		1.30
Corporate Functions	1.15		1.15
Internal Control Functions	—		—
All Other Business Areas	2.40		2.40
Total	10.42		10.42

Other Remuneration Disclosures

4. Outstanding deferred remuneration through 2017

The table below includes deferred remuneration awarded or paid out in 2017 in respect of prior performance years. Deferred remuneration reduced during the year relates to long-term incentives lapsed when performance conditions are not met, long-term incentives and deferred awards forfeited on leaving and malus adjustments of prior year deferred awards and long-term incentives.

Category of deferred remuneration	Senior Management £m	Other MRTs £m	Total £m
Unvested from prior year	36.5	159.3	195.8
Awarded during year	16.2	122.5	138.7
Paid out	7.1	97.8	104.9
Reduced from prior years	3.9	16.5	20.4
Unvested at year end	41.7	167.5	209.2

5. Guaranteed Awards (including ‘Sign-on’ awards)  and Severance Payments

RBS does not offer ‘Sign-on awards’. Guaranteed awards may only be granted to new hires in exceptional circumstances in compensation for awards foregone in their previous company and are limited to the first year of service. No new hire guarantees were made in respect of the 2017 performance year.

Severance payments and / or arrangements can be made to employees who leave RBS in certain situations, including redundancy.  Such payments are determined by a pre-determined formula set out within the relevant social plans, policies, agreements or local laws.  Where local laws permit, there is a cap on the maximum amount that can be awarded.

No severance payments were made during the financial year in excess of contractual payments, local policies, standards or statutory amounts, other than two exceptions. One payment of £45,500 was made to a former employee in Corporate Functions as a payment in lieu of contractual pension entitlements and one payment of £3,600 was made to a former employee in Commercial & Private Banking as a small variation of standard terms. Where required, remuneration is constrained within the limit of variable to fixed remuneration in accordance with EBA rules.

6. Ratio between fixed and variable remuneration

The variable component of total remuneration for MRTs at RBS shall not exceed 100% of the fixed component. Based on the information disclosed below, the average ratio between fixed and variable remuneration for 2017 is approximately 1 to 0.56. The majority of MRTs are based in the UK.

Ratio of fixed to variable	Senior Management	Other MRTs	Total
Number of beneficiaries	9	515	524
	ratio	ratio	ratio
Board Executive Directors	1 to 0.7	—	1 to 0.7
Board Non-Executive Directors	—	1 to 0	1 to 0
NatWest Markets	1 to 0.79	1 to 0.65	1 to 0.65
Personal & Business Banking	1 to 0.73	1 to 0.35	1 to 0.38
Commercial & Private Banking	1 to 0.74	1 to 0.56	1 to 0.57
Corporate Functions	1 to 0.74	1 to 0.48	1 to 0.49
Internal Control Functions	1 to 0	1 to 0.36	1 to 0.33
All Other Business Areas	1 to 0.69	1 to 0.55	1 to 0.58
Consolidated	1 to 0.65	1 to 0.55	1 to 0.56

7. Discount Rate 2017

Under CRD IV regulations, a notional discount is available which allows variable pay to be awarded at a level that would otherwise exceed the 1:1 ratio, provided that at least 25% of variable pay is delivered ‘in instruments’ (shares) and deferred over five years. The discount rate was not used for remuneration awarded in respect of the 2017 performance year.

Compliance report

Statement of compliance

RBS is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2017, RBS has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated April 2016 (the “Code”) except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. RBS considers that this is a matter which should rightly be reserved for the Board and this is an approach RBS has adopted for a number of years. Remuneration for the executive directors is first considered by the Group Performance and Remuneration Committee which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group Performance and Remuneration Committee, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. We do not anticipate any changes to our approach on this aspect of the Code. Information on how RBS has applied the main principles of the Code can be found in the Corporate governance report on pages 50 to 105. A copy of the Code can be found at www.frc.org.uk.

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

Management assessed the effectiveness of RBS’s internal control over financial reporting as of 31 December 2017 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework’.

Based on its assessment, management believes that, as of 31 December 2017, RBS’s internal control over financial reporting is effective.

The effectiveness of RBS’s internal control over financial reporting as of 31 December 2017 has been audited by Ernst & Young LLP, RBS’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of the Royal Bank of Scotland Group plc expresses an unqualified opinion on RBS’s internal control over financial reporting as of the 31 December 2017.

Disclosure controls and procedures

Management, including RBS’s Chief Executive and Chief Financial Officer, have conducted an evaluation of the effectiveness and design of RBS’s disclosure controls and procedures (as such term is defined in the Exchange Act Rule 13a-15(e)). Based on this evaluation, RBS’s Chief Executive and Chief Financial Officer concluded that RBS’s disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Changes in internal control

There was no change in RBS’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, RBS’s internal control over financial reporting.

Compliance report

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

The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. In April 2017 RBS submitted its required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. More detailed information about the Group Audit Committee and its work during 2017 is set out in the Group Audit Committee report on pages 65 to 72.

RBS has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures: (i) NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. RBS follows the Code’s requirements in determining the independence of its directors and currently has 9 independent non-executive directors, one of whom is the senior independent director. (ii) The NYSE Standards require non-management directors to hold regular sessions without management present and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non-executive directors without the executives present and non-executive directors are to meet without the Chairman present at least once a year to appraise the Chairman’s performance and RBS complies with the requirements of the Code. (iii) The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors.

The Chairman of the Board is also the Chairman of the Group Nominations and Governance Committee, which is permitted under the Code (since the Chairman was considered independent on appointment). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management. (iv) The NYSE standards require that the compensation committee of a listed company be composed of entirely of independent directors. Although the members of the Group Performance and Remuneration Committee are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group Performance and Remuneration Committee and the Group Performance and Remuneration Committee has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards.

The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the Chief Executive’s remuneration.

As stated at the start of this Compliance Report, in the case of RBS, the Board, rather than the Group Performance and Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Chief Executive. (v) The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2017, RBS has complied with all of the provisions of the Code (subject to the exception described above) and the Code does not require RBS to disclose the full range of corporate governance guidelines with which it complies. (vi) The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. RBS has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including , among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on RBS’s website at rbs.com.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2017.

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

At 31 December 2017, HMT’s holding in the company’s ordinary shares was 70.5%.

RBS Group ring-fencing

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is RBS’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets Plc (NatWest Markets) will be a separate non ring-fenced bank and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will also be placed outside the ring-fence, both as direct subsidiaries of RBSG.

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

On 1 January 2017, RBS made a number of key changes to the legal hierarchy of its subsidiaries to support the move towards a ring-fenced structure. As part of continuing preparation to deliver a fully compliant ring-fencing structure by 1 January 2019, it plans to undertake a further series of actions as follows:

November 2017

On 21 November 2017, The Royal Bank of Scotland plc (RBS plc) applied to the Court of Session in Edinburgh (the Court) to initiate a “Ring-Fencing Transfer Scheme” (RFTS) under the Financial Services and Markets Act 2000, including:

•                  Transfer its UK retail & commercial banking business to Adam & Company PLC (Adam);

•                  Transfer its covered bonds in issue and Mentor business to National Westminster Bank Plc (NatWest); and

•                  Transfer branches and other properties to either NatWest or Adam.

The RFTS is expected to take effect over the weekend of 28-30 April 2018. At the same time, RBS plc will be renamed “NatWest Markets Plc”, Adam will be renamed “The Royal Bank of Scotland plc” and assume banknote-issuing responsibility.

May 2018

In May 2018, RBS intends to commence, in the Court, a second RFTS to transfer certain derivatives from NatWest to NatWest Markets Plc (former RBS plc). If approved by the Court, the transfers are expected to be implemented in August 2018.

July 2018

In July 2018, RBS plans to restructure the NatWest Markets Plc (former RBS plc) capital structure via a Court approved capital reduction. As part of this restructure, the shares in NatWest Holdings Limited, which owns the ring-fenced sub-group, will be distributed to RBSG. This will separate the ring-fenced sub-group from the non-ring-fenced entities, as required by the ring-fencing legislation.

January 2019

Once the RFTS, other restructuring and the ring-fencing legislation is in force:

Ring-fenced activities

•                  RBS plc (former Adam) will manage the RBS branded banking business in its UK branch network;

•                  NatWest will continue to manage NatWest branded banking business and its branch network in the UK and Western Europe;

•                  NatWest will operate as the shared service provider to the rest of the Group and will act as the market-facing arm for the ring-fenced banking group’s payments and hedging activities;

•                  Adam will continue to be a trading name of RBS plc (former Adam) and will continue to operate its private banking and wealth management activities;

•                  Coutts & Company will continue its private banking and wealth management activities; and

•                  Ulster Bank Limited and Ulster Bank Ireland DAC will continue to operate in Northern Ireland and the Republic of Ireland respectively.

Non-ring-fenced activities

•                  NatWest Markets Plc (former RBS plc) will continue to undertake RBS’s trading and investment banking activities; and

•                  RBS International Limited (RBSI), along with Isle of Man Bank, will continue to serve the markets and customers it serves today. In addition, RBSI becomes the focal point for funds banking activity through its recently opened London branch.

Report of the directors

Segmental reporting

Segmental reorganisation and business transfers

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime, the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed.

Segmental reorganisation

The previously reported operating segments are now realigned and comparatives have been re-presented as follows:

•                  The former Williams & Glyn reportable operating segment has been integrated into the UK PBB reportable segment;

•                  The former Capital Resolution reportable operating segment has been integrated into the NatWest Markets reportable segment, with the exception of the costs in relation to the RMBS claims, which have been transferred to the Central & Other items reportable segment; and

•                  The RBSI reportable operating segment is no longer presented within the CPB franchise.

Business transfers

On 1 October 2017 the following changes were made to RBS’s businesses, which impacts its financial reporting but where comparatives have not been re-presented:

•                  Shipping and other activities, which were formerly in Capital Resolution, were transferred from the NatWest Markets reportable segment to the Commercial Banking reportable segment.

•                  UK PBB Collective Investment Funds (CIFL) business was transferred to the Private Banking reportable segment in order to better serve customers.

•                  The RBS International (RBSI) reportable operating segment was aligned to the legal entity The Royal Bank of Scotland International (Holdings) Limited. This predominantly involved transfers from Private Banking, and Services and Functions within Central items & other in preparation for the implementation of the UK ring-fencing regime.

•                  Commercial Banking whole business securitisations and relevant financial institutions (RFI) were transferred to NatWest Markets during December 2017. RFIs are prohibited from being within the ring-fence due to their nature and exposure to global financial markets. The move is in preparation for the implementation of the UK ring-fencing regime.

Reportable operating segments

Following the changes detailed the reportable operating segments are as follows:

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

Commercial & Private Banking (CPB) comprises two reportable segments: Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

RBS International (RBSI) serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar and financial institution customers in Luxembourg and London.

NatWest Markets offers corporate and institutional customers global market access, providing them with trading, risk management and financing solutions through its trading and sales operations in London, Singapore and Stamford and sales offices in Dublin, Hong Kong and Tokyo.

Central items & other includes corporate functions, such as RBS treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to legacy litigation issues and the international private banking business are included in the relevant periods.

Allocation of central balance sheet items

RBS allocates all central costs relating to Services and Functions to the business using appropriate drivers, these are reported as indirect costs in the segmental income statements. Assets (and risk-weighted assets) held centrally, mainly relating to RBS Treasury, are allocated to the business using appropriate drivers.

Results and dividends

The profit attributable to the ordinary shareholders of the Group for the year ended 31 December 2017 amounted to £752 million compared with a loss of £6,955 million for the year ended 31 December 2016, as set out in the consolidated income statement on page 235.

The company did not pay a dividend on ordinary shares in 2015, 2016 or 2017.

In the context of prior macro-prudential policy discussions, the Board decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of 2016 and 2017 Group hybrid capital instruments through equity issuances of c. £300 million. Consequently, approximately £300 million was raised each year in 2016 and 2017 through the issue of new ordinary shares and the Board has decided a further £300 million of new equity will be issued during the course of 2018 to again partially neutralise the CET1 impact of coupon and dividend payments.

Report of the directors

Business review

Activities

RBS is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of RBS, including the products and services provided by each of its operating segments and the markets in which they operate are contained in the Business review on pages 116 to 150. Details of the strategy for delivering the company’s objectives can be found in the Strategic report.

Risk factors

RBS’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Full details of these and other risk factors are set out on pages 349 to 379.

The reported results of RBS are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of RBS’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 242 to 254.

RBS’s approach to risk management, including its financial risk management objectives and policies and information on RBS’s exposure to market, credit, liquidity and funding  risk, is discussed in the Capital and risk management section.

Financial performance

A review of RBS’s performance during the year ended 31 December 2017, including details of each operating segment, and RBS’s financial position as at that date is contained in the Business review on pages 116 to 150.

RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)

In 2017 NatWest Markets announced its plan to repurpose the existing licence in the Netherlands. This proposed approach should minimise disruption to the business and allow it to continue to serve customers in the event of any loss of EU passporting, as a result of the UK’s departure from the EU. NatWest Markets and RBS N.V are working together to ensure the banking licence is maintained and the entity is made operationally ready. In parallel, work continues to decrease the RBS N.V. legacy assets and liabilities further.

Business divestments

Following the change of terms in respect of the business previously described as Williams & Glyn and agreed with the European Commission in September 2017, RBS will make a £425 million contribution to a Capability and Innovation Fund to be established to support competition in UK SME banking. The agreed alternative remedy package also requires a £350 million Incentivised Switching Scheme which will provide funding for eligible challenger bodies to help them incentivise SME customers to switch their accounts and loans from RBS. Should the uptake within the Incentivised Switching Scheme not be sufficient, RBS may be required to make a further contribution, capped at £50 million.

HMT is establishing an Independent Body to administer the Capability and Innovation fund and oversee and control the incentivised switching scheme. Once established the Independent Body, HMT and RBS will enter into the Framework Agreement Deed and fund the remedies.

Employees

Our colleagues

As at 31 December 2017, RBS employed 71,200 people (full-time equivalent basis, including temporary workers) throughout the world. Details of related costs are included in Note 3 on the consolidated accounts. The Board has considered ring-fencing preparations during the year and in advance of the legislation taking effect on 1 January 2019.

Engaging our colleagues is critical to delivering on our strategy and ambition as a bank. Further details on our approach can be found on page 34 and 35 of the strategic report.

Building a healthy culture

Building a healthy culture that embodies Our Values is one of RBS’s core priorities.

Our Values guide the way RBS identify the right people to serve our customers well, and how RBS manage, engage and reward colleagues. They are at the heart of both Our Standards (the bank wide behavioural framework) and Our Code (the bank wide Code of Conduct).

Engaging our colleagues

RBS know that building an engaged, healthy and inclusive workforce is crucial to achieving our ambition. Every year RBS asks colleagues to share their thoughts on what it’s like to work here via our annual colleague survey.

The 2017 results were the most positive we’ve seen in recent times. Key measures of engagement, leadership and our culture have improved significantly, and RBS are now above the global financial services norm in the majority of our survey categories.

Rewarding our colleagues

RBS’s approach to performance management provides clarity for our colleagues about how their contribution links to our ambition. It recognises behaviour that supports our values and holds individuals to account for behaviour and performance that does not.

RBS have a focus on paying the right wage to colleagues and the RBS rates of pay continue to exceed the Living Wage Foundation Benchmarks.

Developing our colleagues

RBS continued to deliver  ‘Determined to Lead’, which is the core management system for the bank. It provides consistent tools to lead and engage colleagues. This programme has continued in 2017 with over 3,000 leaders participating.

In 2017 we launched the next stage in Service Excellence training, our customer service programme and had over 16,000 colleagues complete Level one.

Report of the directors

Professionalising colleagues is important to RBS. We continue to work closely with the Chartered Banker Institute (CBI) and Chartered Banker Professional Standards Board (CB:PSB) to offer RBS colleagues professional qualifications. In 2017 over 3,000 of colleagues completed their CBI qualification and 94% achieved the CB:PSB Foundation Standard.

RBS also offer a wide range of additional learning opportunities.

Youth Employment

In 2017, we welcomed 471 people across the RBS Graduate and Apprenticeship schemes as well as around 150 Summer Interns.

Health and wellbeing of our colleagues

Wellbeing is a strong foundation for making RBS a great place to work.  For the third year running RBS participated in the Global Challenge (formerly GCC) and with 34,000 colleagues taking part we won the Global Challenge 1st Most Active Organisation Financial Industry.  Building on this success, we embraced the rapid acceleration of digital wellbeing and are one of the few large organisations to pilot a digital wellbeing platform.

During 2017 RBS has continued to support Time to Change (removing the stigma of mental health) and actively encouraged open dialogue across the bank to support Mental Health in the Workplace.  RBS were successful in running bankwide major online campaigns to support Mental Health Awareness Week and World Mental Health Day.

As RBS continue to support our colleagues through change we have fully utilised the services of our Employee Assistance Programme.

Employee consultation

RBS recognise employee representatives such as trade unions and work councils in a number of businesses and countries. There has been ongoing engagement and discussion with those bodies given the scale of change taking place across RBS. Management have continued to meet regularly with our European Employee Council to discuss developments and update on the progress of our strategic plans.

Inclusion

Building a more inclusive RBS is essential for our customers and colleagues. Our inclusion policy standard applies to all colleagues globally.

During 2017, RBS continued to roll out unconscious bias learning to all colleagues (over 70,000 trained, to date) to create a solid platform for the wider inclusion agenda.

RBS continue to work towards our goal of having at least 30% senior women in our top three leadership layers across each Franchise and Function by 2020 and to be fully gender balanced (50/50) by 2030. We have a positive action approach in place, tailored by business, according to the specific challenges they face.

The RBS disability plan for training, career development and promotion of disabled persons employed by the company will support us becoming a disability smart organisation, with upper quartile performance, by 2018.

We continue to focus on building an ethnically diverse RBS. We will introduce explicit targets for BAME representation at senior levels in 2018.

Our LGBTQ agenda continues to deliver a better experience for our LGBTQ colleagues and customers.  RBS have processes in place to support updating gender and title on customers’ banking records and to support colleagues undergoing gender transition.

RBS have been recognised for our work on Equality, Diversity and Inclusion by retaining our Platinum ranking from Opportunity Now (gender), retaining our Gold ranking for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women; becoming a Top Global Employer in Stonewall’s Global Equality Index (LGBT), Silver Status from The Business Disability Forum and being rated a Top 10 Employer by  Working Families. In 2017 we were proud to be named ‘Diverse Company of the Year’ at the National Diversity Awards and winning Workplace Adjustments Innovation of the Year at the Disability Smart Awards. RBS continue to support our c.20,000 strong employee-led networks.

Sustainability

The Sustainable Banking Committee’s role is to support the Board in overseeing, supporting and challenging actions being taken by management to run RBS as a sustainable business.

For more information on our approach and progress please read the RBS Strategic Report included herein.

Greenhouse gas emissions

Disclosures relating to greenhouse gas emissions are included in the Strategic Report. These form part of the metrics and targets of the RBS climate change strategy. This is reported in accordance with the recommendations from the Financial Stability Boards Task Force on Climate-related Financial Disclosures (TCFD) on page 380. The RBS climate change strategy is driven by a range of external and internal drivers with oversight of climate related risks and opportunities through the Sustainable Banking Committee.

Going concern

RBS’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect RBS’s future results are set out on pages 349 to 379. RBS’s regulatory capital resources and significant developments in 2017 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 163 to 178. This section also describes RBS’s funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

Report of the directors

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of RBS and of the company have been prepared on a going concern basis.

BBA disclosure code

RBS’s 2017 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by the British Bankers’ Association in 2010.The Code sets out five disclosure principles together with supporting guidance. The principles are that RBS and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF)

The EDTF established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012. All EDTF recommendations are reflected in the 2017 Annual Report on Form 20-F and Pillar 3 Report.

Corporate governance

The company is committed to high standards of corporate governance. Details are given in the Corporate governance report on pages 50 to 105. The Corporate governance report and compliance report (pages 106 to 107) form part of this Report of the directors.

Share capital

Details of the ordinary and preference share capital at 31 December 2017 and movements during the year are shown in Note 25 on the consolidated accounts.

During 2017, the company allotted and issued a total of 119 million new ordinary shares of £1 each for the purposes of ensuring 2017 coupon payments on discretionary hybrid capital securities were partly neutralised from a Core Tier 1 capital perspective.

The shares were allotted to UBS AG at the subscription prices determined by reference to the average market prices during the sale periods set out below.

Number of shares sold	Subscription price	Sale period	Gross proceeds	Share price on allotment
33,376,695	239.6882	24/2/17 - 24/4/17	£80 million	249.3p
29,000,000	259.0457	28/4/17 – 30/6/17	£75 million	247.2p
56,634,740	256.0266	04/8/17 – 27/9/17	£145 million	270.8p

In the three years to 31 December 2017, the percentage increase in issued share capital due to non-pre-emptive issuance (excluding employee share schemes) for cash was 2.94%. In addition the company issued 22 million new ordinary shares in connection with employee share schemes in 2017.

In October 2015, HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each.

In March 2016, the company paid a final dividend of £1.2 billion in respect of the Dividend Access Share (DAS) held by HMT, effecting the immediate retirement of the DAS which was redesignated as a single B share and subsequently cancelled.

Authority to repurchase shares

At the Annual General Meeting in 2017 shareholders authorised the company to make market purchases of up to 1,184,237,107 ordinary shares. The directors have not exercised this authority to date. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2018.

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

Report of the directors

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws).

Pursuant to the Listing Rules of the FCA, certain employees of the company require the approval of the company to deal in the company’s shares.

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment are set out in the company’s Articles of Association. It will be proposed at the 2018 Annual General Meeting that the directors be granted authorities to allot shares under the Companies Act 2006. The company’s Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

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

Under the rules of certain employee share plans, eligible employees are entitled to acquire shares in the company, and shares are held in trust for participants by The Royal Bank of Scotland plc as Trustees. Voting rights are exercised by the Trustees on receipt of participants’ instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

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

Directors

The names and brief biographical details of the current directors are shown on pages 50 to 55.

Howard Davies, Frank Dangeard, Alison Davis, Morten Friis, Robert Gillespie, Penny Hughes, Ross McEwan, Brendan Nelson, Baroness Noakes, Mike Rogers and Ewen Stevenson all served throughout the year and to the date of signing of the financial statements.

Mark Seligman was appointed on 1 April 2017. Yasmin Jetha was appointed 21 June 2017 and Dr Lena Wilson was appointed on 1 January 2018.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders.

Directors’ interests

The interests of the directors in the shares of the company at 31 December 2017 are shown on page 97. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2017 to 22 February 2018.

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

Post balance sheet events

Other than the matter disclosed on page 324, there have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

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

Report of the directors

Shareholdings

The table below shows shareholders that have notified RBS that they hold more than 3% of the total voting rights of the company at 31 December 2017.

Solicitor For The Affairs of Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury	Number of shares (millions)	% of share class held	% of total voting rights held
Ordinary shares	8,434	70.5	70.5

As at 22 February 2018, there were no changes to the shareholdings shown in the table above.

Listing Rule 9.8.4

In accordance with the UK Financial Conduct Authority’s Listing Rules the information to be included in the Annual Report and Accounts under LR 9.8.4, is set out in this Directors’ report with the exception of details of contracts of significance under LR 9.8.4. (10) and (11) given in Additional Information on pages 346 and 347.

Political donations

At the Annual General Meeting in 2017, shareholders gave authority under Part 14 of the Companies Act, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. During 2017, RBS made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that RBS’s longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2018.

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

Auditors

EY LLP are the auditors. The auditors, EY LLP, have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor

Company Secretary

22 February 2018

The Royal Bank of Scotland Group plc

is registered in Scotland No. SC45551

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 232 to 234.

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

The directors confirm that to the best of their knowledge:

•                  the financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•                  the Strategic Report and Directors’ report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

In addition, the directors are of the opinion that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s position and performance, business model and strategy.

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

22 February 2018

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Yasmin Jetha Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Presentation of information

Segmental reporting

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime, the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed, for full details see the Report of the directors.

Reportable operating segments

Following the Q4 2017 changes the reportable operating segments are as follows, for full business descriptions see page 109 of the Report of the directors and Note 37 on the accounts:

Franchise	Reportable operating segment
Personal & Business Banking (PBB)	UK Personal & Business Banking (UK PBB)
Ulster Bank RoI
Commercial & Private Banking (CPB)	Commercial Banking
Private Banking
Other reportable segments	RBS International (RBSI)
NatWest Markets
Central items & other

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

To comply with these requirements it is RBS’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets Plc (NatWest Markets) will be a separate non ring-fenced bank and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will also be placed outside the ring-fence, both as direct subsidiaries of RBSG.

On 1 January 2017, RBS made a number of key changes to the legal hierarchy of its subsidiaries to support the move towards a ring-fenced structure. As part of continuing preparation to deliver a fully compliant ring-fencing structure by 1 January 2019, it plans to undertake a further series of actions.  For further details of these actions see the Report of the directors.

Business divestments

Citizens

RBS sold the final tranche of its interest in Citizens Financial Group, Inc. during the second half of 2015.  Consequently, Citizens was classified as a disposal group at 31 December 2014 and presented as a discontinued operation until October 2015. From 3 August 2015 until the final tranche was sold in October 2015, Citizens was an associated undertaking.

Business review

Competition

Personal & Business Banking (comprising UK PBB and Ulster Bank RoI)

In the personal and small business banking business, RBS competes with a range of providers including UK banks and building societies, major retailers and life assurance companies, as well as the UK subsidiaries of major international banks. In the mortgage market, RBS competes with UK banks, building societies and specialist lenders. Increasingly, the ambitions of non-traditional players in the UK market are gaining credibility, with new entrants active and seeking to build their platforms either through organic growth or in some cases by acquiring businesses made available through the restructuring of incumbents. Entrants with new business models such as peer-to-peer lending platforms, while currently small, continue to grow rapidly and are emerging as significant competitors. Such competitors often target specific elements of the value chain, providing specialised services to particular customer segments.

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

In an environment in which central banks have maintained very low interest rates for an unusually long period or introduced negative rates, competitive dynamics have changed in some of the principal markets in which RBS operate. Although the interest rate outlook is beginning to change, with many central banks pointing to interest rate rises in the coming years. Other key competitive factors in this market segment include cost management, growing digital sales focus, branch network re-shaping, and product simplification. Cost management remains a key focus in the market, as banks seek to simplify their organisational and IT architectures while at the same time investing to ensure that they can meet customers’ evolving channel preferences. Customers have increasingly focused on the use of internet and mobile as sales and service channels for certain types of products. Therefore, competitive position and performance in the sector increasingly depends on the possession of user-friendly, diverse and efficient online solutions.

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

Commercial & Private Banking (comprising Commercial Banking and Private Banking)

Competition for corporate and institutional customers in the UK is from UK banks, from specialised global and regional investment banks and from large foreign universal banks that offer combined investment and commercial banking capabilities as well as from new entrants and non-bank challengers. In asset finance and invoice finance, RBS competes with banks and specialist finance providers, both captive and non-captive. In the small business banking market, RBS competes with other UK banks, specialist finance providers and building societies. In all of these areas, entrants with new technology-based business model are also showing rapid growth. Coutts and Adam & Company compete as private banks with UK clearing and private banks, asset managers and with international private banks. Competition in wealth management remains strong as banks maintain their focus on competing for affluent and high net worth customers.

NatWest Markets

NatWest Markets offers corporate and institutional customers global market access, providing them with trading, risk management and financing solutions through its trading and sales operations in London, Singapore and Stamford and sales offices in Dublin, Hong Kong and Tokyo. NatWest Markets therefore competes with large domestic banks, major international banks and a number of investment banks that offer such products in these regions.

RBS’ product proposition is built around our core strengths: supporting customers across currencies, rates and financing. Key competitive factors in this market include the ability to develop automation across flow products as well as delivering value-adding bespoke solutions for our customers.

With an evolving regulatory landscape and continued pressure on margins, competition in this market remains strong. Many market participants are also revising their strategy in order to ensure they deliver sustainable returns.

RBS International

RBS International competes with other UK and international banks to offer offshore banking services as well as domestic banking services in the Channel Islands, Gibraltar and the Isle of Man. RBSI also supports financial institution customers through wholesale branches in Luxembourg and London, both opened in 2017.

Business review

Consolidated income statement for the year ended 31 December 2017

	2017	2016	2015
	£m	£m	£m
Interest receivable	11,034	11,258	11,925
Interest payable	(2,047)	(2,550)	(3,158)
Net interest income	8,987	8,708	8,767
Fees and commissions receivable	3,338	3,340	3,742
Fees and commissions payable	(883)	(805)	(809)
Income from trading activities	634	974	1,060
Loss on redemption of own debt	(7)	(126)	(263)
Other operating income	1,064	499	426
Non-interest income	4,146	3,882	4,156
Total income	13,133	12,590	12,923
Staff costs	(4,676)	(5,124)	(5,726)
Premises and equipment	(1,565)	(1,388)	(1,827)
Other administrative expenses	(3,323)	(8,745)	(6,288)
Depreciation and amortisation	(808)	(778)	(1,180)
Write down of goodwill and other intangible assets	(29)	(159)	(1,332)
Operating expenses	(10,401)	(16,194)	(16,353)
Profit/(loss) before impairment (losses)/releases	2,732	(3,604)	(3,430)
Impairment (losses)/releases	(493)	(478)	727
Operating profit/(loss) before tax	2,239	(4,082)	(2,703)
Tax charge	(824)	(1,166)	(23)
Profit/(loss) from continuing operations	1,415	(5,248)	(2,726)
Profit from discontinued operations, net of tax	—	—	1,541
Profit/(loss) for the year	1,415	(5,248)	(1,185)

Attributable to:
Non-controlling interests	35	10	409
Preference shareholders	234	260	297
Paid-in equity holders	394	244	88
Dividend access share	—	1,193	—
Ordinary shareholders	752	(6,955)	(1,979)
	1,415	(5,248)	(1,185)

Memo:
Total income - adjusted (1,3)	12,862	12,372	13,034
Operating expenses - adjusted (2,3)	(7,551)	(8,220)	(9,356)
Operating profit - adjusted (1,2,3)	4,818	3,674	4,405

Notes:

(1)       Excluding own credit adjustments, loss on redemption of own debt and strategic disposals. Tax on these items was a £24 million charge in 2017 (2016 - £90 million charge; 2015 - £15 million charge).

(2)       Excluding restructuring costs, litigation and conduct costs and write down of goodwill. Tax on these items was £369 million in 2017 (2016 - £286 million; 2015 - £563 million).

(3)       See the following page for segmental income statement reconciliation.

Business review

Analysis of results

Segmental summary income statements

	PBB		CPB
	UK	Ulster Bank			RBS	NatWest	Central items	Total
	PBB	RoI	Commercial Banking	Private Banking	International	Markets	& other	RBS
2017	£m	£m	£m	£m	£m	£m	£m	£m
Total income - adjusted	6,477	607	3,484	678	389	1,090	137	12,862
Own credit adjustments	—	(3)	—	—	—	(66)	—	(69)
Loss on redemption of own debt	—	—	—	—	—	—	(7)	(7)
Strategic disposals	—	—	—	—	—	26	321	347

Total income	6,477	604	3,484	678	389	1,050	451	13,133

Operating expenses - adjusted	(3,158)	(451)	(1,814)	(445)	(202)	(1,528)	47	(7,551)
Restructuring costs	(461)	(56)	(167)	(45)	(9)	(436)	(391)	(1,565)
Litigation and conduct costs	(210)	(169)	(33)	(39)	(8)	(237)	(589)	(1,285)

Operating expenses	(3,829)	(676)	(2,014)	(529)	(219)	(2,201)	(933)	(10,401)
Impairment (losses)/releases	(235)	(60)	(362)	(6)	(3)	174	(1)	(493)
Operating profit/(loss) - adjusted	3,084	96	1,308	227	184	(264)	183	4,818
Operating profit/(loss)	2,413	(132)	1,108	143	167	(977)	(483)	2,239

Return on equity (1)	23.7%	(5.0%)	6.6%	6.4%	11.2%	(9.0%)	nm	2.2%
Return on equity - adjusted (1,2)	30.7%	3.6%	8.2%	11.3%	12.6%	(3.7%)	nm	8.8%
Cost income ratio (3)	59.1%	111.9%	56.0%	78.0%	56.3%	nm	nm	79.0%
Cost income ratio - adjusted (2,3)	48.8%	74.3%	50.0%	65.6%	51.9%	140.2%	nm	58.2%

2016
Total income - adjusted	6,127	573	3,415	657	374	1,106	120	12,372
Own credit adjustments	—	3	—	—	—	187	(10)	180
Loss on redemption of own debt	—	—	—	—	—	—	(126)	(126)
Strategic disposals	—	—	—	—	—	(81)	245	164

Total income	6,127	576	3,415	657	374	1,212	229	12,590
Operating expenses - adjusted	(3,398)	(457)	(1,936)	(511)	(169)	(2,084)	335	(8,220)
Restructuring costs	(244)	(40)	(108)	(37)	(5)	(190)	(1,482)	(2,106)
Litigation and conduct costs	(634)	(172)	(423)	(1)	—	(550)	(4,088)	(5,868)

Operating expenses	(4,276)	(669)	(2,467)	(549)	(174)	(2,824)	(5,235)	(16,194)
Impairment (losses)/releases	(125)	113	(206)	3	(10)	(253)	—	(478)
Operating profit/(loss) - adjusted	2,604	229	1,273	149	195	(1,231)	455	3,674
Operating profit/(loss)	1,726	20	742	111	190	(1,865)	(5,006)	(4,082)

Return on equity (1)	16.2%	0.7%	4.1%	5.6%	13.8%	(12.5%)	nm	(17.9%)
Return on equity - adjusted (1,2)	25.1%	8.4%	8.4%	7.8%	14.2%	(8.7%)	nm	1.6%
Cost income ratio (3)	69.8%	116.1%	71.0%	83.6%	46.5%	nm	nm	129.0%
Cost income ratio - adjusted (2,3)	55.5%	79.8%	54.8%	77.8%	45.2%	188.4%	nm	66.0%

2015
Total income - adjusted	6,033	550	3,254	644	367	1,809	377	13,034
Own credit adjustments	—	—	—	—	—	295	14	309
Loss on redemption of own debt	—	—	—	—	—	—	(263)	(263)
Strategic disposals	—	—	—	—	—	(38)	(119)	(157)

Total income	6,033	550	3,254	644	367	2,066	9	12,923
Operating expenses - adjusted	(3,397)	(427)	(1,801)	(518)	(156)	(3,006)	(51)	(9,356)
Restructuring costs	(195)	(15)	(69)	(73)	(4)	(1,831)	(744)	(2,931)
Litigation and conduct costs	(972)	13	(51)	(12)	—	(404)	(2,142)	(3,568)
Write down of goodwill	—	—	—	(498)	—	—	—	(498)

Operating expenses	(4,564)	(429)	(1,921)	(1,101)	(160)	(5,241)	(2,937)	(16,353)
Impairment (losses)/releases	(8)	141	(69)	(13)	—	730	(54)	727
Operating profit/(loss) - adjusted	2,628	264	1,384	113	211	(467)	272	4,405
Operating profit/(loss)	1,461	262	1,264	(470)	207	(2,445)	(2,982)	(2,703)

Return on equity (1)	13.5%	10.6%	9.8%	(27.7%)	18.5%	(11.2%)	nm	(4.7%)
Return on equity - adjusted (1,2)	25.3%	10.6%	10.9%	4.9%	18.9%	(3.0%)	nm	11.0%
Cost income ratio (3)	75.7%	78.0%	57.2%	171.0%	43.6%	nm	nm	126.9%
Cost income ratio - adjusted (2,3)	56.3%	77.6%	53.3%	80.4%	42.5%	166.2%	nm	71.4%

Notes:

(1)       RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to 2017), 16% (RBS International - 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)       Excluding own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals, restructuring costs, litigation and conduct costs and write down of goodwill.

(3)       Operating lease depreciation included in income (year ended December 2017 - £142 million; year ended 31 December 2016 - £152 million).

Business review

Analysis of results continued

Net interest income

	2017	2016	2015
	£m	£m	£m
Interest receivable (1,2)	11,034	11,258	11,925
Interest payable (1,2)	(2,047)	(2,550)	(3,158)
Net interest income	8,987	8,708	8,767

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (3)	2.57	2.80	2.89
Cost of interest-bearing liabilities of the banking business	(0.70)	(0.95)	(1.14)
Interest spread of the banking business (4)	1.87	1.85	1.75
Benefit from interest-free funds	0.26	0.33	0.37
Net interest margin of the banking business (2,5)	2.13	2.18	2.12

Notes:

(1)       Negative interest on loans and advances is classed as interest payable and on customer deposits is classed as interest receivable.

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

2017 compared with 2016

Net interest income of £8,987 million increased by £279 million compared with 2016. The movement was principally driven by higher mortgage volumes in UK PBB, up £185 million or 3.7%, and deposit re-pricing benefits in Commercial Banking, up £143 million or 6.7%, partially offset by planned balance sheet reductions in NatWest Markets.

The net interest margin (NIM) was 2.13% for 2017, 5 basis points lower than 2016 reflecting increased liquidity, mix impacts and competitive pressures on margin.

UK PBB NIM of 2.86% was 11 basis points lower than 2016 reflecting lower mortgage margins, asset mix and reduced current account hedge yield, partially offset by savings re-pricing benefits from actions taken in 2016 and following the Q4 2017 base rate increase.

Ulster Bank RoI NIM increased by 5 basis points to 1.67% driven by a combination of improved deposit and loan margins, one-off income adjustments and successful deleveraging measures in 2016 which have reduced the concentration of low yielding loans.

Commercial Banking NIM decreased by 2 basis points as active re-pricing of assets and deposits has been more than offset by asset margin pressure in a low rate environment.

Private Banking NIM decreased by 19 basis points to 2.47% reflecting the competitive market and low rate environment, partially offset by higher funding benefits on deposits following the Q4 2017 base rate increase.

RBSI NIM remained stable at 1.36% as active re-pricing of deposits has been offset by the low rate environment.

Structural hedges of £129 billion generated a benefit of £1.3 billion through net interest income for the year.

2016 compared with 2015

Net interest income of £8,708 million reduced by £59 million compared with 2015 principally driven by a £126 million reduction in legacy NatWest Markets business, in line with the planned shrinkage of the balance sheet.

NIM was 2.18% for 2016, 6 basis points higher than 2015 as the benefit associated with reductions in low yielding ‘non-core’ assets has been partially offset by modest asset margin pressure and mix impacts across PBB (comprising the reportable segments UK PBB and Ulster Bank RoI), CPB (comprising the reportable segments Commercial Banking and Private Banking) and RBSI.

Average interest earning assets(1) across the combined PBB, CPB and RBSI increased by 10% on 2015, compared with a 3% decline for RBS total, and represented 88% of total average interest earning assets (2015 - 77%). NIM across PBB, CPB and RBSI was 2.34%, 13 basis points lower than 2015.

UK PBB NIM decreased by 16 basis points to 2.97% reflecting the impact of the overall portfolio mix being increasingly weighted towards secured lending and mortgage customers switching from standard variable rate (SVR) to lower rate products. During the second half of 2016 SVR balances stabilised at approximately 12% of mortgage balances. Ulster Bank RoI NIM increased by 5 basis points to 1.62% driven by a continued reduction in the cost of deposits and a reduced volume of low yielding liquid assets, partly offset by reduced income on free funds.

Commercial Banking NIM fell by 12 basis points to 1.76% driven by asset margin pressure in a competitive market and low rate environment. Private Banking NIM reduced by 9 basis points to 2.66% principally driven by asset margin pressure. RBSI NIM fell by 12 basis points to 1.36% reflecting asset and liability margin pressures, partially offset by mitigating pricing actions.

Structural hedges of £123 billion generated a benefit of £1.3 billion through net interest income for the year. Around 73% of these hedges are part of a five year rolling hedge programme (with around 27% as part of a ten year hedge) that will progressively roll-off over the coming years.

Note:

(1) See table below for combined net interest income, average interest earning assets and NIM calculation.

Reportable segment	Net interest income		Average interest earning assets		NIM
	2016	2015	2016	2015	2016	2015
UK PBB	4,945	4,810	166,778	153,642	2.97%	3.13%
Ulster Bank RoI	409	365	25,193	23,232	1.62%	1.57%
Commercial Banking	2,143	1,997	121,677	106,429	1.76%	1.88%
Private banking	449	436	16,887	15,835	2.66%	2.75%
RBSI	303	303	22,254	20,518	1.36%	1.48%
PBB, CPB & RBSI combined	8,249	7,911	352,789	319,656	2.34%	2.47%

Business review

Analysis of results continued

Non-interest income

The following table reconciles adjusted non-interest income (a non-GAAP financial measure) to the statutory basis.

	2017 £m	2016 £m	2015 £m
Fees and commissions receivable - statutory basis	3,338	3,340	3,742
Fees and commissions payable - statutory basis	(883)	(805)	(809)

Own credit adjustments (1)
- adjusted basis	(69)	180	309
- income from trading activities	69	(154)	(254)
- other non interest income	—	(26)	(55)
Statutory basis	—	—	—

Income from trading activities
- adjusted basis	703	820	806
- own credit adjustments	(69)	154	254
Statutory basis	634	974	1,060

(Loss)/gain on redemption of own debt - statutory basis	(7)	(126)	(263)

Strategic disposals (1)
- adjusted basis	347	164	(157)
- other operating income	(347)	(164)	157
Statutory basis	—	—	—

Other operating income
- adjusted basis	717	309	528
- own credit adjustments	—	26	55
- strategic disposals	347	164	(157)
Statutory basis	1,064	499	426

Total non-interest income - adjusted basis	4,146	3,882	4,156

Total non-interest income - statutory basis	4,146	3,882	4,156

Note:

(1)              Items reallocated to other income lines, not reconciling items.

Business review

2017 compared with 2016

Non-interest income of £4,146 million increased by £264 million, or 6.8%, compared with 2016, primarily reflecting a £185 million debt sale gain in UK PBB and a £183 million increase in strategic disposals gains, partially offset by an own credit adjustment loss of £69 million compared with a gain of £180 million in 2016.

Net fees and commissions decreased by £80 million, or 3.2%, compared with 2016 reflecting a £48 million reduction in UK PBB, driven by increased cash back payments as the Reward proposition continued to grow with customer accounts 26% higher than 2016, and lower income in NatWest Markets.

Income from trading activities decreased by £117 million, or 14.3%, compared with 2016 primarily reflecting lower income in NatWest Markets, down £247 million, or 29.8%, driven by increased losses in the legacy business. A gain of £2 million for volatile items under IFRS in 2017 compared with a charge of £510 million in 2016. This movement was broadly offset by FX losses of £183 million in 2017, compared with FX gains of £446 million in 2016, following the strengthening of sterling against the US dollar.

Other operating income increased by £408 million primarily reflecting increased NatWest Markets income and the debt sale gain in UK PBB.

2016 compared with 2015

Non-interest income was £3,882 million, a reduction of £274 million, or 6.6%, compared with 2015. The legacy NatWest Markets business non-interest income reduced by £775 million reflecting planned asset disposal, including £572 million of disposal losses compared with £367 million in 2015, and a funding valuation adjustment of £170 million. In addition, we recognised a charge of £510 million for volatile items under IFRS compared with a £15 million gain in 2015. Partially offsetting, we reported a strategic disposal gain of £164 million, compared with a loss of £157 million in 2015, a loss on redemption of own debt of £126 million, compared with £263 million in 2015, an FX gain of £349 million following the significant weakening of sterling against the dollar and a £97 million foreign exchange reserve recycling gain.

Net fees and commissions decreased by £398 million, or 13.6%, compared with 2015 reflecting the planned asset run-down in the legacy NatWest Markets business, £168 million, a reduction in NatWest Markets core business, £175 million, and a £33 million reduction in UK PBB, driven by lower credit card interchange fees and increased cash back payments following the launch of the Rewards account.

Income from trading activities increased by £14 million to £820 million as an £86 million increase in NatWest Markets income has been partially offset by an increased charge for volatile items under IFRS.

Other operating income reduced by £219 million principally reflecting planned asset disposals in the legacy NatWest Markets business.

Business review

Analysis of results continued

Operating expenses

The following table reconciles adjusted operating expenses (a non-GAAP financial measure) to the statutory basis.

	2017 £m	2016 £m	2015 £m
Staff costs
- adjusted basis (1)	3,923	4,482	4,896
- restructuring costs	753	642	830
Statutory basis	4,676	5,124	5,726
Premises and equipment
- adjusted basis (1)	1,218	1,297	1,483
- restructuring costs	347	91	344
Statutory basis	1,565	1,388	1,827
Other administrative expenses
- adjusted basis (1)	1,710	1,619	2,124
- litigation and conduct costs	1,285	5,868	3,568
- restructuring costs	328	1,258	596
Statutory basis	3,323	8,745	6,288
Restructuring costs (2)
- adjusted basis	1,565	2,106	2,931
- staff expenses	(753)	(642)	(830)
- premises and equipment	(347)	(91)	(344)
- other administrative expenses	(328)	(1,258)	(596)
- depreciation and amortisation	(124)	(73)	(402)
- write down of other intangible assets	(13)	(42)	(759)
Statutory basis	—	—	—
Litigation and conduct costs (2)
- adjusted basis	1,285	5,868	3,568
- other administrative expenses	(1,285)	(5,868)	(3,568)
Statutory basis	—	—	—

Administratative expenses - non-statutory	9,701	15,372	15,002
Administratative expenses - statutory	9,564	15,257	13,841
Depreciation and amortisation
- adjusted basis (1)	684	705	778
- restructuring costs	124	73	402
Statutory basis	808	778	1,180
Write down of goodwill (2)
- adjusted basis	—	—	498
- write down of goodwill	—	—	(498)
Statutory basis	—	—	—
Write down of other intangible assets
- adjusted basis (1)	16	117	75
- write down of other intangible assets	(16)	(117)	(75)
Statutory basis	—	—	—
Write-down of other goodwill and other intangible assets
- adjusted basis (1)	—	—	—
- write down of goodwill	—	—	498
- write off of intangible assets	16	117	75
- restructuring costs	13	42	759
Statutory basis	29	159	1,332
Operating expenses - adjusted basis	10,401	16,194	16,353
Operating expenses - statutory basis	10,401	16,194	16,353

Notes:

(1)              Adjusted basis is calculated as operating expenses before restructuring costs and litigation and conduct costs.

(2)              Items reallocated to other expense lines, not reconciling items.

Business review

2017 compared with 2016

Total operating expenses of £10,401 million were £5,793 million, or 35.8%, lower than 2016 reflecting a £4,583 million reduction in litigation and conduct costs, a £669 million, or 8.1%, reduction in adjusted operating expenses(1) which excludes a £541 million reduction in restructuring costs.

Excluding VAT recoveries of £86 million (2016 - £227 million), adjusted operating expenses(1) have reduced by £810 million for the year, ahead of our £750 million targeted reduction, with approximately 45% of the total cost reduction delivered across PBB (comprising the reportable segments UK PBB and Ulster Bank RoI), CPB (comprising the reportable segments Commercial Banking and Private Banking , RBSI and the NatWest Markets core business, adjusting for transfers.(1,2)

Staff costs of £3,923 million were £559 million, or 12.5%, lower than 2016 underpinned by a 6,600, or 8.5%, reduction in FTEs.

Restructuring costs of £1,565 million included: a £303 million charge relating to the reduction in the property portfolio; a £319 million charge in NatWest Markets principally relating to the run-down and closure of the legacy business; £221 million relating to the business previously described as Williams & Glyn; £194 million in respect of implementing ring-fencing requirements; and a £73 million net settlement relating to the RBS Netherlands pension scheme.

Litigation and conduct costs of £1,285 million included: additional charges in respect of settlement with Federal Housing Finance Agency (FHFA) and the California State Attorney General and additional RMBS related provisions in the US; a further provision in relation to settling the 2008 rights issue shareholder litigation; an additional £175 million PPI provision; and a £169 million provision in Ulster Bank RoI for customer remediation and project costs relating to tracker mortgages and other legacy business issues.

2016 compared with 2015

Operating expenses of £16,194 million were £159 million, or 1%, lower than 2015 reflecting a £1,136 million, or 12%, reduction in adjusted operating expenses(1) which excludes a £825 million, or 28%, reduction in restructuring costs. In addition, 2015 included a £498 million write down of goodwill relating to Private Banking. Partially offsetting the above, litigation and conduct costs increased by £2,300 million.

Adjusted operating expenses(1) reduced by £1,136 million, or 12%, compared with 2015 to £8,220 million. Excluding expenses associated with the business previously described as Williams & Glyn £393 million (2015 - £359 million), write down of intangibles £117 million (2015 - £75 million) and a £227 million VAT recovery, adjusted expenses(1) reduced by £985 million, or 11%, in excess of our £800 million target. RBS has achieved a cumulative cost reduction of £3.1 billion across 2014 - 2016.

Staff costs of £5,124 million were £602 million, or 11%, lower than 2015 underpinned by a 13,700, or 15%, reduction in FTEs and a reduction in restructuring costs of £188 million, or 23% to £642 million.

Restructuring costs were £2,106 million for 2016, compared with £2,931 million in 2015, and included a £750 million provision in respect of the 17 February 2017 update on RBS’s remaining State Aid obligation regarding the business previously described as Williams & Glyn. In addition, £706 million of the remaining restructuring costs relate to the business previously described as Williams & Glyn, including £146 million of termination costs associated with the decision to discontinue the programme to create a cloned banking platform.

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

Notes:

(1)              Refer to income statement reconciliations on page 120.

(2)              Including the impact of transfers. See notes on page 16  for further details.

Business review

Analysis of results continued

Impairment losses

	2017 £m	2016 £m	2015 £m
New impairment losses/(releases)	649	587	(552)
Less: recoveries of amounts previously written-off	(156)	(109)	(175)
Losses/(releases) to income statement	493	478	(727)

Comprising:
Loan impairment losses/(releases)	530	537	(853)
Securities	(37)	(59)	126
Losses/(releases) to income statement	493	478	(727)

2017 compared with 2016

A net impairment loss of £493 million, 15 basis points of gross customer loans, compared with £478 million in 2016.

UK PBB reported a net impairment charge of £235 million, or 14 basis points of gross customer loans, reflecting continued benign credit conditions.

Ulster Bank RoI reported a net impairment loss of £60 million (€68 million) compared with a £113 million (€138 million) release in 2016. The charge for the year included a provision relating to a change in the non performing loan strategy to allow for further portfolio sales whilst 2016 included gains arising from the impact of asset disposals.

Commercial Banking net impairment losses of £362 million were £156 million higher than 2016, reflecting a small number of single name impairments.

NatWest Markets net impairment release of £174 million compared with a net impairment loss of £253 million in 2016 and mainly comprised releases relating to the legacy business.

REIL reduced by £1,406 million during 2017 to £8,904 million principally reflecting reductions in NatWest Markets, as legacy portfolios are run-down, and reductions across UK PBB and Ulster Bank RoI. REIL represented 2.7% of gross customer loans, compared with 3.1% in 2016.

2016 compared with 2015

A net impairment loss of £478 million, 15 basis points of gross customer loans, compared with a net impairment release of £727 million in 2015.

UK PBB reported a net impairment loss of £125 million compared with £8 million in 2015.

Commercial Banking net impairment losses of £206 million were £137 million higher than 2015 and comprised a small number of single name impairments.

Ulster Bank RoI reported a net impairment release of £113 milion (€138 million) compared with £141 million (€194 million) in 2015. The 2016 impairment release included a write back associated with the sale of a portfolio of loans. REIL remained stable at £3.5 billion in 2016 due to the strengthening of the euro, but in euro terms REIL reduced by €0.6 billion driven by the portfolio sale, partially offset by a widening of the definition of loans which are considered to be impaired.

REIL reduced by £1,847 million during 2016 to £10,310 million reflecting Capital Resolution run-down and a portfolio sale in Ulster Bank RoI partially offset by an increase in the shipping portfolio, foreign exchange movements and the implementation of a revised mortgage methodology in Ulster Bank RoI.

REIL represented 3.1% of gross customer loans compared with 3.9% at 31 December 2015. Provision coverage was 43% compared with 59% at 31 December 2015, with the reduction largely driven by Ulster Bank RoI and the legacy NatWest Markets business.

Tax

	2017 £m	2016 £m	2015 £m
Tax charge	(824)	(1,166)	(23)

UK corporation tax rate	19.25%	20.00%	20.25%

2017 compared with 2016

The tax charge for the year ended 31 December 2017 is higher than the UK statutory tax rate reflecting the impact of the banking surcharge, non-deductible bank levy and conduct charges for which no tax relief has been recognised, a reduction in the carrying value and impact of UK tax rate changes on deferred tax balances.  These factors have been offset partially by the release of tax provisions that reflect the reduction of exposures in countries where RBS is ceasing operations.

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

Business review

Consolidated balance sheet as at 31 December 2017

	2017 £m	2016 £m
Assets
Cash and balances at central banks	98,337	74,250
Net loans and advances to banks	16,254	17,278
Reverse repurchase agreements and stock borrowing	13,997	12,860
Loans and advances to banks	30,251	30,138
Net loans and advances to customers	323,184	323,023
Reverse repurchase agreements and stock borrowing	26,735	28,927
Loans and advances to customers	349,919	351,950
Debt securities subject to repurchase agreements	23,781	18,107
Other debt securities	55,152	54,415
Debt securities	78,933	72,522
Equity shares	450	703
Settlement balances	2,517	5,526
Derivatives	160,843	246,981
Intangible assets	6,543	6,480
Property, plant and equipment	4,602	4,590
Deferred tax	1,740	1,803
Prepayments, accrued income and other assets	3,726	3,700
Assets of disposal groups	195	13
Total assets	738,056	798,656

Liabilities
Bank deposits	39,479	33,317
Repurchase agreements and stock lending	7,419	5,239
Deposits by banks	46,898	38,556
Customer deposits	367,034	353,872
Repurchase agreements and stock lending	31,002	27,096
Customer accounts	398,036	380,968
Debt securities in issue	30,559	27,245
Settlement balances	2,844	3,645
Short positions	28,527	22,077
Derivatives	154,506	236,475
Provisions for liabilities and charges	7,757	12,836
Accruals and other liabilities	6,392	6,991
Retirement benefit liabilities	129	363
Deferred tax	583	662
Subordinated liabilities	12,722	19,419
Liabilities of disposal groups	10	15
Total liabilities	688,963	749,252

Non-controlling interests	763	795
Owners’ equity	48,330	48,609
Total equity	49,093	49,404
Total liabilities and equity	738,056	798,656

Tangible net asset value per ordinary share (1)	294p	296p

Note:

(1)       Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares in issue.

Business review

Commentary on consolidated balance sheet

2017 compared with 2016

Total assets of £738.1 billion as at 31 December 2017 were down £60.6 billion, 7.6%, compared with 31 December 2016. This was primarily driven by decreases in derivative assets, partly offset by increased central bank deposits and loan growth in UK PBB and Commercial Banking.

Cash and balances at central banks increased by £24.1 billion, 32.5%, to £98.3 billion. This was primarily due to increased deposits received from the Bank of England Term Funding Scheme (TFS).

Loans and advances to banks increased by £0.2 billion, 0.7%, to £30.3 billion. Excluding reverse repurchase agreements and stock borrowing (‘reverse repos’), which were up £1.1 billion, 8.5%, to £14.0 billion, bank placings declined £1.0 billion, 5.8%, to £16.3 billion.

Loans and advances to customers decreased by £2.0. billion, 0.6%, to £349.9 billion. Within this, reverse repos were down £2.2 billion, 7.6%, to £26.7 billion. Customer lending increased by £0.2 billion, 0.1%, to £323.2 billion. This reflected increases across the retail and commercial business, in particular in UK PBB mortgage lending offset by the run-down of the NatWest Markets legacy business.

Debt securities were up £6.4 billion, 8.8%, to £78.9 billion, mainly due to increased holdings in UK and European government securities in RBS Treasury.

Equity shares decreased by £0.2 billion, 28.6%, to £0.5 billion, primarily due to the sale of RBS’s holding in EuroClear.

Settlement balances decreased by £3.0 billion, 54.5%, to £2.5 billion, primarily as a result of the run-down in the NatWest legacy business.

Movements in the value of derivative assets, down £86.2 billion, 34.9%, to £160.8 billion, and liabilities, down £82.0 billion, 34.7% to £154.5 billion, due to maturities, derivative mitigation activities, buyouts in NatWest Markets and mark-to-market movement as US dollar weakened against the Euro and Sterling.

Deposits by banks increased by £8.3 billion, 21.8%, to £46.9 billion, with increases in inter-bank deposits, up £6.2 billion, 18.6%, to £39.5 billion, primarily driven by amounts received under the TFS, offset by reductions in the cash collateral held against derivatives. Repurchase agreements and stock lending (‘repos’), increased by £2.2 billion, 42.3%, to £7.4 billion, primarily driven by increased process efficiencies and increased trading activity partially offset by netting benefits in RBS Treasury and NatWest Markets.

Customer accounts increased £17.0 billion, 4.5%, to £398.0 billion. Within this, repos increased £3.9 billion to £31.0 billion. Excluding repos, customer deposits were up £13.1 billion, 3.7%, to £367.0 billion, primarily reflecting growth in UK PBB, Ulster Bank RoI and RBSI offset by run-down in the NatWest Markets legacy business.

Debt securities in issue increased by £3.4 billion, 12.5%, to £30.6 billion reflecting new covered bond issuances offset by maturities in RBS Treasury along with mark-to-market and foreign exchange movements.

Short positions increased by £6.4 billion, 29.0%, to £28.5 billion as a result of the increase in debt securities held.

Provisions for liabilities and charges decreased by £5.1 billion, 39.6%, to £7.8 billion, reflecting settlements being reached in various litigation cases, most notably in relation to US residential mortgage-backed securities claims.

Subordinated liabilities decreased by £6.7 billion, 34.5% to £12.7 billion, primarily as a result of the net decrease in dated and undated loan capital with redemptions of £4.2 billion and £1.5 billion respectively, reflecting on-going liability management activities.

Owners’ equity decreased by £0.3 billion, 0.6%, to £48.3 billion, primarily driven by dividends paid and preference share redemptions offset by the £1.4 billion profit for the year.

Business review

Cash flow

	2017 £m	2016 £m	2015 £m
Net cash flows from operating activities	38,741	(3,650)	918
Net cash flows from investing activities	(6,482)	(4,359)	(4,866)
Net cash flows from financing activities	(8,208)	(5,107)	(940)
Effects of exchange rate changes on cash and cash equivalents	(16)	8,094	576
Net increase/(decrease) in cash and cash equivalents	24,035	(5,022)	(4,312)

2017

The major factors contributing to the net cash inflow from operating activities of £38,741 million were an increase of £42,147 million in operating assets and liabilities, operating profit before tax of £2,239 million, other provisions charged net of releases of £1,930 million, depreciation and amortisation of £808 million and interest on subordinated liabilities of £572 million. These were partially offset by provisions utilised of £6,476 million, loans and advances written-off net of recoveries of £1,054 million and contributions to defined benefit pension schemes of £627 million.

Net cash outflows from investing activities of £6,482 million related to the net outflows from purchase and sale of securities of £5,556 million, the purchase of property, plant and equipment of £1,132 million and £199 million outflows from disposals, offset by net cash inflows from the sale of property, plant and equipment of £405 million.

Net cash outflows from financing activities of £8,208 million relate primarily to the redemption of subordinated liabilities of £5,747 million, redemption of debt preference shares of £748 million, redemption of paid-in equity of £720 million, interest paid on subordinated liabilities of £717 million and dividends paid of £612 million.

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

Business review

Financial summary

RBS’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years is presented below.

Summary consolidated income statement	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Net interest income	8,987	8,708	8,767	9,258	9,017
Non-interest income (1,2,3)	4,146	3,882	4,156	5,892	7,720
Total income	13,133	12,590	12,923	15,150	16,737
Operating expenses (4)	(10,401)	(16,194)	(16,353)	(13,859)	(17,466)
Profit/(loss) before impairment (losses)/releases	2,732	(3,604)	(3,430)	1,291	(729)
Impairment (losses)/releases	(493)	(478)	727	1,352	(8,120)
Operating profit/(loss) before tax	2,239	(4,082)	(2,703)	2,643	(8,849)
Tax charge	(824)	(1,166)	(23)	(1,909)	(186)
Profit/(loss) from continuing operations	1,415	(5,248)	(2,726)	734	(9,035)
Profit/(loss) from discontinued operations, net of tax (5)	—	—	1,541	(3,445)	558
Profit/(loss) for the year	1,415	(5,248)	(1,185)	(2,711)	(8,477)

Attributable to:
Non-controlling interests	35	10	409	60	120
Preference shareholders	234	260	297	330	349
Paid-in equity holders	394	244	88	49	49
Dividend access share	—	1,193	—	320	—
Ordinary shareholders	752	(6,955)	(1,979)	(3,470)	(8,995)
	1,415	(5,248)	(1,185)	(2,711)	(8,477)

Notes:

(1)       Includes profit on strategic disposals of £347 million (2016 - £164 million profit; 2015 - £157 million loss; 2014 - £191 million profit; 2013 - £161 million profit).

(2)       Includes loss on redemption of own debt of £7 million (2016 - £126 million loss; 2015 - £263 million loss; 2014 - £20 million gain; 2013 - £175 million gain).

(3)       Includes own credit adjustments of £69 million loss (2016 - £180 million gain; 2015 - £309 million gain; 2014 - £146 million loss; 2013 - £120 million loss).

(4)       Includes no write down of goodwill in 2017 (2016 - nil; 2015 - £498 million; 2014 - £130 million; 2013 - £1,059 million).

(5)       Includes a gain of £1,117 million relating to the sell-down of Citizens in 2015 (2014 - £3,994 million loss).

Summary consolidated balance sheet	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Loans and advances	380,170	382,088	364,538	421,973	494,793
Debt securities and equity shares	79,383	73,225	83,458	92,284	122,410
Derivatives and settlement balances	163,360	252,507	266,630	358,257	293,630
Other assets	115,143	90,836	100,782	178,505	116,989
Total assets	738,056	798,656	815,408	1,051,019	1,027,822

Owners’ equity	48,330	48,609	53,431	55,763	58,658
Non-controlling interests	763	795	716	2,946	473
Subordinated liabilities	12,722	19,419	19,847	22,905	24,012
Deposits	444,934	419,524	408,594	452,304	534,859
Derivatives, settlement balances and short positions	185,877	262,197	278,904	377,337	318,861
Other liabilities	45,430	48,112	53,916	139,764	90,959
Total liabilities and equity	738,056	798,656	815,408	1,051,019	1,027,822

Business review

Other financial data

Share information	2017	2016	2015		2014		2013
Basic and diluted earnings/(loss) per ordinary share from continuing operations - pence (1)	6.3	(59.5)	(27.7)		0.5		(85.0)
Share price per ordinary share at year end - £	2.78	2.25	3.02		3.94		3.38
Market capitalisation at year end - £bn	33.3	26.6	35.1		45.2		38.2
Net asset value per ordinary share - £	4.10	4.18	4.66		5.12		5.23

Capital ratios
Return on average total assets (2)	0.1%	(0.8% )	(0.2%	)	(0.3%	)	(0.7% )
Return on average total equity (3)	2.0%	(10.2% )	(2.9%	)	(4.6%	)	(12.8% )
Return on average ordinary shareholders’ equity (4)	1.9%	(15.3% )	(4.0%	)	(6.5%	)	(14.7% )
Average total equity as a percentage of average total assets	7.0%	6.2%	6.0%		5.8%		5.5%
Risk asset ratio - Tier 1 (5)	19.7%	17.7%	19.1%		13.2%		13.1%
Risk asset ratio - Total (5)	23.9%	22.9%	24.7%		17.1%		16.5%

Earnings ratio
Ratio of earnings to combined fixed charges and preference share dividends (6,7)
- including interest on deposits	1.58	(0.45)	0.17		1.52		(0.51)
- excluding interest on deposits	2.25	(2.13)	(1.17)		2.61		(5.12)
Ratio of earnings to fixed charges only (6,7)
- including interest on deposits	2.05	(0.53)	0.19		1.67		(0.55)
- excluding interest on deposits	4.37	(3.25)	(1.60)		3.58		(6.95)

Notes:

(1)       None of the convertible securities had a dilutive effect in the years 2013 to 2017.

(2)       Return on average total assets represents loss attributable to ordinary shareholders as a percentage of average total assets.

(3)       Return on average total equity represents loss attributable to equity owners expressed as a percentage of average shareholder funds.

(4)       Return on average ordinary shareholders’ equity represents loss attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(5)       2017, 2016, 2015 and 2014 are calculated on a PRA transitional basis; 2013 is calculated on a Basel 2.5 basis.

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

(7)   The earnings for the years ended 31 December 2016, 2015 and 2013 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2016, 2015 and 2013 was £4,586 million, £3,088 million and £9,247 million respectively. The coverage deficiency for fixed charges for they years ended 31 December 2016, 2015 and 2013 was £4,082 million, £2,703 million and £8,849 million respectively.

Business review

Segment performance

UK Personal & Business Banking

Income statement	2017	2016	2015
	£m	£m	£m
Net interest income	5,130	4,945	4,810
Net fees and commissions	1,099	1,147	1,180
Other non-interest income	248	35	43
Non-interest income	1,347	1,182	1,223
Total income	6,477	6,127	6,033
Direct expenses
- staff costs	(773)	(832)	(950)
- other costs	(259)	(320)	(297)
Indirect expenses	(2,126)	(2,246)	(2,150)
Restructuring costs
- direct	(79)	(46)	(66)
- indirect	(382)	(198)	(129)
Litigation and conduct costs	(210)	(634)	(972)
Operating expenses	(3,829)	(4,276)	(4,564)
Operating profit before impairment losses	2,648	1,851	1,469
Impairment losses	(235)	(125)	(8)
Operating profit	2,413	1,726	1,461

Operating expenses - adjusted (1)	(3,158)	(3,398)	(3,397)

Operating profit - adjusted (1)	3,084	2,604	2,628

Analysis of income by product
Personal advances	998	1,010	839
Personal deposits	841	732	817
Mortgages	2,641	2,560	2,534
Cards	743	653	666
Business banking	781	737	726
Commercial	417	415	394
Other	56	20	57
Total income	6,477	6,127	6,033

Analysis of impairments by sector
Personal advances	167	105	84
Mortgages	(42)	(20)	1
Cards	82	36	14
Business banking	4	(11)	(79)
Commercial	24	15	(1)
Other	—	—	(11)
Total impairment losses	235	125	8
Loan impairment charge/(release) as a % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Personal advances	2.4%	1.5%	1.2%
Cards	2.1%	0.9%	0.3%
Business banking	0.1%	(0.2%)	(1.5%)
Commercial	0.3%	0.2%	—
Other	—	—	(0.8%)
Total	0.1%	0.1%	—

Performance ratios
Return on equity (2)	23.7%	16.2%	13.5%
Return on equity - adjusted (1,2)	30.7%	25.1%	25.3%
Net interest margin	2.86%	2.97%	3.13%
Cost:income ratio	59.1%	69.8%	75.7%
Cost:income ratio - adjusted (1)	48.8%	55.5%	56.3%

Notes:

(1)       Excluding restructuring costs and litigation and conduct costs.

(2)       Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

Business review

UK Personal & Business Banking continued

Capital and balance sheet	2017	2016	2015
	£bn	£bn	£bn
Loans and advances to customers (gross)
- personal advances	7.1	6.9	6.9
- mortgages	136.8	128.0	115.3
- cards	4.0	4.2	4.4
- business banking	6.8	6.3	5.3
- commercial	8.3	8.8	8.7
- other	—	—	1.3
Total loans and advance to customers (gross)	163.0	154.2	141.9
Loan impairment provisions	(1.3)	(1.5)	(2.1)
Net loans and advances to customers	161.7	152.7	139.8

Total assets	190.6	181.4	168.0
Funded assets	190.6	181.4	168.0
Risk elements in lending	2.0	2.4	3.2
Provision coverage (1)	65%	65%	68%

Customer deposits
- personal current accounts	49.6	45.3	40.9
- personal savings	92.8	88.5	86.6
- business banking	23.9	21.5	19.6
- commercial	14.3	14.7	12.7
- other	—	—	2.1
Total customer deposits	180.6	170.0	161.9
Assets under management (excluding deposits)	4.1	4.2	4.3
Loan:deposit ratio (excluding repos)	90%	90%	86%

Risk-weighted assets
- Credit risk (non-counterparty)	33.7	33.0	33.9
- Operational risk	9.3	9.3	9.3
Total risk-weighted assets	43.0	42.3	43.2

Note:

(1)       Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

UK Personal & Business Banking continued

Serving our customers

UK PBB continues to invest in our digital channel offering and now has 5.5 million customers regularly using our mobile app, 20% higher than December 2016, representing 68% digital penetration of our active current account customers.

Digital sales volumes increased by 11% in 2017, while the number of digital service transactions rose by 7% in the year as the number of branch transactions fell by 9%, demonstrating the changing behaviour of our customers.  Further enhancements were made during 2017, along with the introduction of a ‘TechXpert’ in every branch to support customers in the use of digital banking tools. NatWest was awarded Best Banking App at the British Bank Awards in 2017 and we continue to receive very positive customer feedback.

Given the change in customer behaviour and expectations over the past few years, we recently announced further branch closures. We recognise that branch interactions are still important for some customers and we have a significant branch network, which we continue to upgrade and improve, as well as our investment in mobile branches and Community Bankers in addition to access to Post Office services to meet these customer requirements.

UK PBB continued to deliver strong support to personal customers with mortgage balance growth of 7.0% compared with 2016. We continued to drive improvements in our customer mortgage experience, including being the first bank to launch a paperless mortgage journey, with NatWest Intermediary Solutions named Best Overall Lender at the 2017 Mortgage Advice Bureau Awards. Personal unsecured loans also saw balance growth of 7% compared with 2016 supported by an improved customer experience, with increased mobile functionality and simplified application processing resulting in digital loan sales growth of 20% compared with 2016 and 50% of sales transacted via this channel. Our overall personal unsecured risk appetite remains consistent with 2016, with new business quality stable on 2016.

The Reward proposition continued to grow with more than 1,450,000 customer accounts, 26% higher than December 2016. We repositioned the Reward account proposition from 26 June 2017, including the introduction of minimum customer criteria, supporting improved returns in the second half of 2017.

Our free Financial Health Check continues to provide personal and business customers with advice on their financial position and what options are open to them, including adoption of digital banking. More than 1,300,000 Financial Health Checks have been completed in 2017.

Our business banking segment continues to deliver customer improvements with an enhanced digital offering, with 80% of accounts opened during the last quarter of 2017 using this channel, and a simplified new lending process for loans up to £50,000, delivering same day loan approval and supporting ongoing productivity improvements. Following a successful pilot the FreeAgent accounting software rollout was extended in Q4 2017, with more than 8,300 customers now registered users.

Our business banking risk appetite remains consistent with 2016 with new business quality broadly stable on 2016.

2017 compared with 2016

Operating profit was £2,413 million compared with £1,726 million in 2016. The increase was driven by higher income, lower adjusted operating expenses(1) and lower litigation and conduct charges, partially offset by higher restructuring costs, largely relating to the reduction in our property portfolio and costs associated with the business previously described as Williams & Glyn, and higher impairments. Return on equity increased to 23.7% from 16.2% in 2016.

Total income of £6,477 million was £350 million, or 5.7%, higher than 2016, principally reflecting strong balance growth, savings re-pricing benefits and a £185 million debt sale gain. Net interest margin declined by 11 basis points to 2.86% driven by lower mortgage margins, asset mix and reduced current account hedge yield, partially offset by savings re-pricing benefits from actions taken in 2016 and following the Q4 2017 base rate increase.

Operating expenses decreased £447 million, or 10.5%, to £3,829 million. Adjusted operating expenses(1) decreased by £240 million, or 7.1%, to £3,158 million compared with 2016 driven by a £59 million, or 7.1%, reduction in staff costs, with headcount down 8.3%, and a £181 million reduction in operational costs following process and productivity improvements in service operations and re-integration benefits in respect of the business previously described as Williams & Glyn(2). Cost:income ratio improved to 59.1% in 2017 compared with 69.8% in 2016.  Adjusted cost:income ratio(1) improved to 48.8% in 2017 compared with 55.5% in 2016.

The net impairment charge of £235 million, or 14 basis points of gross customer loans, reflected continued benign credit conditions. 2017 had lower recoveries partly as a result of the debt sales undertaken, compared with 2016. Defaults remained at very low levels across all portfolios compared to historic trends, although slightly higher than in 2016.

Net loans and advances increased by £9.0 billion, or 5.9%, to £161.7 billion as UK PBB continued to deliver support for both personal and business banking customers. Gross new mortgage lending in 2017 was £31.0 billion with market share of new mortgages at approximately 12%, resulting in stock share of approximately 10% at 31 December 2017 compared with 9.7% at 31 December 2016. Positive momentum continued across business banking lending, with net balances up 3.0% compared with 31 December 2016, adjusting for transfers(4).

Customer deposits increased by £10.6 billion, or 6.2%, to £180.6 billion, driven by strong personal current account and business deposit growth.

UK PBB includes commercial income from the business previously described as Williams & Glyn of approximately £417 million, gross loans and advances of £8.3 billion and deposits of £14.3 billion. An estimated £70 million of the commercial income, £1.7 billion of gross loans and advances and £1.8 billion of deposits relates to mid-corporate customers not subject to the European Commission alternative remedies package. 120,000 of the remaining approximately 220,000 customers will be subject to the remedies package.

Business review

UK Personal & Business Banking continued

2016 compared with 2015

Operating profit was £1,726 million, compared with £1,461 million in 2015, and included a £634 million litigation and conduct charge, principally in respect of additional PPI provisions. Adjusted operating profit(1) of £2,604 million was £24 million, or 1%, lower than 2015 principally reflecting higher impairment losses, partially offset by net interest income.

Total income of £6,127 million increased by £94 million, or 2%, compared with 2015, despite the lower rate environment depressing earnings on current accounts and the impact of regulatory changes impacting interchange fees. Net interest income was robust, increasing by £135 million, or 3%, reflecting continued strong asset growth combined with the active repricing of our deposit book. This more than offset the impact of lower current account hedge returns and lower mortgage margins. Net interest margin declined by 16 basis points to 2.97% reflecting the change in the overall portfolio mix and reduced mortgage margins. During the second half of 2016 mortgage SVR balances stabilised at approximately 12%, broadly in line with historical levels.

Non-interest income reduced by £41 million, or 3%, principally reflecting lower credit card interchange fees, following regulatory changes introduced in 2015. In addition, cash back payments on the Reward account have impacted fee income, however, we have seen increased levels of customer engagement. Partially offsetting, we recognised a £19 million debt sale gain in 2016.

Operating expenses decreased £288 million, or 6.3%, to £4,276 million. Adjusted operating expenses(1) remained the same. Direct staff costs were £118 million, or 12%, lower driven by an 17% reduction in headcount reflecting the continued movement to digital channels, exiting of business lines with returns below required levels and some centralisation of administrative activities. This was partially offset by additional investment costs of £102 million, including one-off intangible asset write-downs of £56 million in 2016, together with a £21 million increase in regulatory charges and increase in costs related to the business previously described as Williams & Glyn.

The net impairment charge of £125 million reflects continued benign credit conditions and compared with a £8 million charge in 2015, with the increase principally reflecting reduced portfolio provision releases. The default driven charge was 13% lower, excluding the business previously described as Williams & Glyn(2), than 2015 with REIL 25% lower and provision coverage remaining strong at 65%.

Net loans and advances of £152.7 billion increased by £12.9 billion, or 9%, compared with 2015 principally driven by mortgage growth of 11%. We continue to see positive momentum across business and personal unsecured lending, up by 6%, excluding transfers(4), and 9% respectively.

We continue to build on our strong mortgage market position with gross balances increasing by 11% to £128.0 billion compared with 3% growth for the overall mortgage market. Gross new lending in 2016 was £31.9 billion, representing a market share of approximately 13% compared with a stock share of approximately 9.7% at 31 December 2016, up from 8.9% in 2015.

New business margins were stable over 2016 whilst margins on existing customers remortgaging have improved. Gross new business banking lending to small and medium-sized enterprises of £1.6 billion was up 43% compared with 2015. Personal loan gross new lending of £2.7 billion was up 25% supported by the launch of functionality for a customer to apply via the mobile app combined with improvements to customer experience. We have continued to take a cautionary risk approach to personal unsecured lending. As a result, personal unsecured cards and overdrafts balances have decreased by £0.3 billion, or 5%, compared with 2015, and margins have widened.

Deposit balances performed strongly, increasing by £8.1 billion, or 5%, to £170.0 billion driven by 11% growth in personal current account balances. Personal savings balances increased 2% despite repricing activity.

RWAs decreased by £0.9 billion, or 3%, to £33.0 billion due to asset mix benefits and overall improved credit quality, largely reflecting the current benign credit conditions, partly offset by increased lending.

Notes:

(1)              Refer to income statement reconciliations on page 120.

(2)              The business previously described as Williams & Glyn was integrated in to the reportable operating segment UK PBB in Q4 2017 and prior year comparatives re-presented.

(3)              UK PBB Collective Investment Funds (CIFL) business was transferred to Private Banking on 1 October 2017. CIFL Business transfer included total income of £33 million and total expenses of £9 million. Comparatives were not re-presented.

(4)              Transfers include £0.4 billion loans and advances transferred from Commercial Banking to UK PBB during 2017 to better align Business banking customers. Comparatives were not re-presented.

Business review

Ulster Bank RoI

Income statement	2017	2016	2015	2017	2016	2015
	€m	€m	€m	£m	£m	£m
Net interest income	480	501	503	421	409	365
Net fees and commissions	107	100	116	94	82	85
Other non-interest income	106	100	139	92	82	100
Own credit adjustments	(4)	3	—	(3)	3	—
Non-interest income	209	203	255	183	167	185
Total income	689	704	758	604	576	550
Direct expenses
- staff costs	(218)	(252)	(220)	(191)	(207)	(160)
- other costs	(76)	(68)	(116)	(66)	(55)	(85)
Indirect expenses	(222)	(239)	(251)	(194)	(195)	(182)
Restructuring costs
- direct	(31)	(46)	(17)	(27)	(38)	(12)
- indirect	(33)	(2)	(4)	(29)	(2)	(3)
Litigation and conduct costs	(192)	(211)	18	(169)	(172)	13
Operating expenses	(772)	(818)	(590)	(676)	(669)	(429)
Operating (loss)/profit before impairment (losses)/releases	(83)	(114)	168	(72)	(93)	121
Impairment (losses)/releases	(68)	138	194	(60)	113	141
Operating profit/(loss)	(151)	24	362	(132)	20	262

Total income - adjusted (1)	693	701	758	607	573	550

Operating expenses - adjusted (2)	(516)	(559)	(587)	(451)	(457)	(427)

Operating profit - adjusted (1,2)	109	280	365	96	229	264

Average exchange rate - €/£				1.142	1.224	1.377

Analysis of income by business
Corporate	214	215	202	187	176	147
Retail	473	479	443	415	392	321
Other	2	10	113	2	8	82
Total income	689	704	758	604	576	550

Analysis of impairments by sector
Mortgages	83	35	(100)	72	29	(73)
Commercial real estate
- investment	(7)	(30)	7	(6)	(24)	5
- development	(4)	(25)	—	(3)	(20)	(1)
Other lending	(4)	(118)	(101)	(3)	(98)	(72)
Total impairment (losses)/releases	68	(138)	(194)	60	(113)	(141)

Loan impairment charge/(release) as a % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.5%	0.2%	(0.5%)	0.5%	0.2%	(0.5%)
Commercial real estate
- investment	(0.7%)	(3.8%)	0.8%	(0.7%)	(3.4%)	0.7%
- development	(4.0%)	(8.3%)	—	(3.0%)	(10.0%)	(0.5%)
Other lending	(0.1%)	(2.6%)	(1.9%)	(0.1%)	(2.5%)	(1.8%)
Total	0.3%	(0.6%)	(0.8%)	0.3%	(0.6%)	(0.8%)

Performance ratios
Return on equity (3)	(5.0%)	0.7%	10.6%	(5.0%)	0.7%	10.6%
Return on equity - adjusted (1,2,3)	3.6%	8.4%	10.6%	3.6%	8.4%	10.6%
Net interest margin	1.67%	1.62%	1.57%	1.67%	1.62%	1.57%
Cost:income ratio	111.9%	116.1%	78.0%	111.9%	116.1%	78.0%
Cost:income ratio - adjusted (1,2)	74.3%	79.8%	77.6%	74.3%	79.8%	77.6%

Notes:

(1)       Excluding own credit adjustments.

(2)       Excluding restructuring costs and litigation and conduct costs.

(3)       Return on equity is based on segmental operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 14% (11% prior to Q1 2017) of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 15% tax rate up to and including FY 2016, nil tax thereafter.

Business review

Ulster Bank RoI continued

Capital and balance sheet	2017	2016	2015	2017	2016	2015
	€bn	€bn	€bn	£bn	£bn	£bn
Loans and advances to customers (gross)
Mortgages	17.3	17.9	18.8	15.4	15.3	13.8
Commercial real estate
- investment	1.0	0.8	0.9	0.9	0.7	0.7
- development	0.1	0.3	0.3	0.1	0.2	0.2
Other lending	4.9	4.5	5.3	4.2	3.9	3.9
Total loans and advances to customers (gross)	23.3	23.5	25.3	20.6	20.1	18.6
Loan impairment provisions
Mortgages	(1.0)	(1.1)	(1.4)	(0.9)	(0.9)	(1.1)
Commercial real estate
- investment	—	—	(0.2)	—	—	(0.1)
- development	—	—	(0.1)	—	—	(0.1)
Other lending	(0.3)	(0.3)	(0.9)	(0.2)	(0.3)	(0.6)
Total loan impairment provisions	(1.3)	(1.4)	(2.6)	(1.1)	(1.2)	(1.9)

Net loans and advances to customers	22.0	22.1	22.7	19.5	18.9	16.7
Total assets	27.7	28.2	29.0	24.6	24.1	21.3
Funded assets	27.6	28.0	28.8	24.5	24.0	21.2
Risk elements in lending		.
- mortgages	3.4	3.7	3.5	3.0	3.1	2.6
- commercial real estate
- investment	—	—	0.2	—	—	0.2
- development	—	—	0.1	—	—	0.1
- other lending	0.3	0.4	0.9	0.3	0.4	0.6
Total risk elements in lending	3.7	4.1	4.7	3.3	3.5	3.5
Provision coverage (1)	34%	34%	55%	34%	34%	55%

Customer deposits	19.8	18.8	17.8	17.5	16.1	13.1
Loan:deposit ratio (excluding repos)	111%	117%	127%	111%	117%	127%

Risk-weighted assets
- Credit risk
- non-counterparty	18.9	19.7	24.6	16.9	16.9	18.1
- counterparty	0.1	0.1	0.1	0.1	0.1	0.1
- Market risk	0.1	—	—	0.1	—	—
- Operational risk	1.1	1.3	1.7	0.9	1.1	1.2
Total risk-weighted assets	20.2	21.1	26.4	18.0	18.1	19.4

Spot exchange rate - €/£				1.127	1.168	1.362

Note:

(1)       Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

Ulster Bank RoI continued

Serving our customers

Gross new lending increased 7.2% (3.4% in euro terms) on prior year, primarily reflecting higher commercial lending. The bank’s mortgage lending exceeded £0.9 billion (€1 billion) in 2017 supported by successful home mover advertising campaigns and an improved customer proposition.

Ulster Bank RoI has continued its journey to become number one  in the market for customer trust and advocacy. Investment in the digital platform has focused on providing enhancements that make it easier for customers to bank with us. Ulster Bank RoI was amongst the first banks in Ireland to introduce Apple Pay and Android Pay and now over 70% of our customers are actively using our digital proposition, increased from 58% of our active customer base in 2016.

In August, Ulster Bank RoI was the first in Ireland to launch Open Banking. Using market-leading technology, Ulster Bank RoI gives approved third parties limited access to a customer’s account balance and transaction history, if the customer approves access.

The bank has proactively helped to protect customers from fraud and scams. Community Protection Advisers have run over 70 sessions across the country helping people understand how they can keep themselves safe online and outlining how to identify scams.

2017 compared with 2016

An operating loss of £132 million (€151 million) compared with a £20 million (€24 million) profit in 2016 primarily reflecting a £173 million (€206 million) increase in impairment losses, largely relating to a change in the non performing loan strategy to allow for further portfolio sales.

Total income of £604 million (€689 million) was £28 million, or 4.9% higher than in 2016 (€15 million, or 2.1% lower in euro terms). Adjusted income(1) of £607 million (€693 million) was £34 million, or 5.9% higher than 2016 (€8 million, or 1.1%, lower than 2016 in euro terms), primarily reflecting a £46 million (€53 million) reduction in income on free funds, partially offset by one off items, higher lending income and reduced funding costs. Net interest margin of 1.67% was 5 basis points higher than 2016 reflecting a combination of improved deposit and loan margins, one-off income adjustments and successful deleveraging measures in 2016 which have reduced the concentration of low yielding loans.

Operating expenses were £676 million, an increase of £7 million, or 1.0% compared with 2016 (a decrease of €46 million, or 5.6% to €772 million in euro terms). Adjusted operating expenses(1) decreased £6 million or 1.3% to £451 million; in euro terms adjusted operating expenses(1) of €516 million were €43 million, or 7.7%, lower than 2016. This was primarily due to continued progress in the delivery of cost saving initiatives, as evidenced by a 12.9% reduction in headcount, and lower pension costs. Cost:income ratio was 111.9% compared with 116.1% in 2016. Adjusted cost:income ratio(1) of 74.3% compared with 79.8% in 2016.

A litigation and conduct provision of £169 million (€192 million) related to customer remediation and project costs associated with legacy business issues.

A net impairment loss of £60 million (€68 million) compared with a £113 million (€138 million) release in 2016. The movement was driven by a provision relating to a change in the non performing loan strategy to allow for further portfolio sales, gains associated with asset disposals in 2016 and refinements to the mortgage provision models in 2017. REILs were £3.3 billion, 5.7% lower than 2016 (€3.7 billion, 9.8% in euro terms) reflecting credit quality improvements.

Ulster Bank RoI gross new lending was £2.3 billion in 2017, up 7.2% compared with 2016 (€2.6 billion, up 3.4% in euro terms).

RWAs remained stable at £18.0 billion, compared with £18.1 billion in 2016. In euro terms, RWAs of €20.2 billion reduced by €0.9 billion, or 4.3%, compared with 2016.

2016 compared with 2015

Operating profit decreased by £242 milion (€338 million) to £20 million (€24 million) compared with 2015 primarily due to an increase in litigation and conduct costs of £185 million (€229 million) and a £28 million (€56 million) reduction in net impairment releases. Adjusted operating profit(1) of £229 million (€280 million), was £35 million, or 13%, (€85 million, or 23% in euro terms) lower than prior year. Excluding the impact of the strengthening euro, the decrease in adjusted operating profit was driven by a reduction in adjusted operating expenses which was more than offset by the non recurrence of certain income benefits in 2015 and lower impairment releases.

Net interest income increased by £44 million to £409 million compared with 2015 due to the strengthening of the euro but net interest income was stable year on year, in euro terms. Net interest margin increased by 5 basis points to 1.62%, compared with 2015, driven by a continued reduction in the cost of deposits and a reduced volume of low yielding liquid assets, partly offset by reduced income on free funds.

Non interest income decreased by £18 million, or 10%, (€52 million, or 20% in euro terms), principally reflecting a £24 million (€33 million gain) realised on the closure of a foreign exchange exposure in 2015 and an £11 million (€13 million) interim adjustment to the pricing of FX transactions between Ulster Bank RoI and NatWest Markets in 2016, pending completion of a detailed pricing review.

Business review

Ulster Bank RoI continued

Operating expenses increased £240 million, or 56%, to £669 million (€228 million, or 39%, to €818 million). Adjusted operating expenses(1) increased £30 million, or 7%, to £457 million due to the strengthening of the euro. In euro terms, adjusted operating expenses(1) reduced by €28 million, or 5%, to €559 million reflecting a combination of progress made on cost saving initiatives, the non recurrence of one off costs in 2015 and one off accrual releases in 2016.

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

Litigation and conduct costs of £172 million (€211 million) principally reflect a provision for remediation and programme costs associated with an industry wide examination of tracker mortgages. Restructuring costs increased by £25 million (€27 million) to £40 million (€48 million), primarily driven by costs associated with asset disposal activity.

A net impairment release of £113 million (€138 million) comprised write-backs associated with asset disposals and benefited from improved macroeconomic conditions.

Risk elements in lending remained stable at £3.5 billion in 2016 due to the strengthening of the euro, but in euro terms the sale of a portfolio of loans contributed to a €0.6 billion, or 13%, reduction in risk elements in lending in 2016 to €4.1 billion. This was partially offset by a widening of the definition of loans which are considered to be impaired to include multiple forbearance arrangements and probationary mortgages. The provision coverage ratio reduced from 55% in 2015 to 34% in 2016 largely reflecting a further de-risking of the balance sheet following recent asset sales of largely non-performing loans.

Gross new lending increased 31% in 2016, net loans and advances increased £2.2 billion due to the strengthening of the euro but decreased €0.6 billion, or 3%, in euro terms as new lending was offset by asset disposals and repayments. The low yielding tracker mortgage portfolio increased by £0.6 billion or 7% including the impact of the euro exchange rate movement (declined by €1.0 billion, or 9%, in euro terms) to £9.2 million (€10.8 billion) at 31 December 2016 supported by repayments and asset disposals.

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

Loan:deposit ratio decreased 10 percentage points to 117% in 2016 supported by a £3 billion (€1.0 billion) growth in deposits and reduced net loans following recent asset sales.

Note:

(1)              Refer to income statement reconciliations on page 120.

Business review

Commercial Banking

	2017	2016	2015
Income statement	£m	£m	£m
Net interest income	2,286	2,143	1,997
Net fees and commissions	1,030	1,031	984
Other non-interest income	168	241	273
Non-interest income	1,198	1,272	1,257
Total income	3,484	3,415	3,254
Direct expenses
- staff costs	(467)	(522)	(483)
- operating lease costs	(142)	(141)	(141)
- other costs	(90)	(94)	(97)
Indirect expenses	(1,115)	(1,179)	(1,080)
Restructuring costs
- direct	(48)	(25)	(52)
- indirect	(119)	(83)	(17)
Litigation and conduct costs	(33)	(423)	(51)
Operating expenses	(2,014)	(2,467)	(1,921)
Operating profit before impairment losses	1,470	948	1,333
Impairment losses	(362)	(206)	(69)
Operating profit	1,108	742	1,264
Operating expenses - adjusted (1)	(1,814)	(1,936)	(1,801)
Operating profit - adjusted (1)	1,308	1,273	1,384
Analysis of income by business
Commercial lending	1,880	1,875	1,634
Deposits	508	474	477
Asset and invoice finance	662	712	710
Other	434	354	433
Total income	3,484	3,415	3,254
Analysis of impairments by sector
Commercial real estate	29	4	18
Asset and invoice finance	57	35	9
Private sector services (education, health, etc)	22	8	9
Banks & financial institutions	—	2	—
Wholesale and retail trade repairs	59	15	3
Hotels and restaurants	1	27	(2)
Manufacturing	5	3	1
Construction	187	18	6
Other	2	94	25
Total impairment losses	362	206	69
Loan impairment charge as a % of gross customer loans and advances by sector
Commercial real estate	0.2%	—	0.1%
Asset and invoice finance	0.4%	0.2%	0.1%
Private sector services (education, health, etc)	0.3%	0.1%	0.1%
Wholesale and retail trade repairs	0.8%	0.2%	—
Hotels and restaurants	—	0.7%	(0.1%)
Manufacturing	0.1%	—	—
Construction	9.4%	0.8%	0.3%
Other	—	0.3%	0.1%
Total	0.4%	0.2%	0.1%

Note:

(1)       Excluding restructuring costs and litigation and conduct costs.

Business review

Commercial Banking continued
	2017	2016	2015
Performance ratios	%	%	%
Return on equity (1)	6.6%	4.1%	9.8%
Return on equity - adjusted (1,2)	8.2%	8.4%	10.9%
Net interest margin	1.74%	1.76%	1.88%
Cost:income ratio	56.0%	71.0%	57.2%
Cost:income ratio - adjusted (2)	50.0%	54.8%	53.3%

Capital and balance sheet	£bn	£bn	£bn
Loans and advances to customers (gross)
- Commercial real estate	15.4	16.9	16.7
- Asset and invoice finance	16.1	14.1	14.4
- Private sector services (education, health, etc)	6.9	6.9	6.7
- Banks & financial institutions	7.1	8.9	7.1
- Wholesale and retail trade repairs	7.8	8.4	7.5
- Hotels and restaurants	3.5	3.7	3.3
- Manufacturing	5.6	6.6	5.3
- Construction	2.0	2.1	2.1
- Other	33.8	33.3	28.9
Total loan and advances to customers (gross)	98.2	100.9	92.0
Loan impairment provisions	(1.2)	(0.8)	(0.7)
Net loans and advances to customers	97.0	100.1	91.3
Total assets	149.5	150.5	133.5
Funded assets	149.5	150.5	133.5
Risk elements in lending	3.2	1.9	1.9
Provision coverage (3)	36%	43%	39%

Customer deposits (excluding repos)	98.0	97.9	88.9
Loan:deposit ratio (excluding repos)	99%	102%	103%
Risk-weighted assets
- Credit risk (non-counterparty)	65.4	72.0	65.3
- Operational risk	6.4	6.5	7.0
Total risk-weighted assets	71.8	78.5	72.3

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

Business review

Commercial Banking continued

Serving our customers

Commercial Banking’s customer focused strategy is progressing well, with our Commercial NPS standing at +21, significantly ahead of our major UK bank competitors.

We continue to improve customer experience by becoming easier to do business with through operational investment, process simplification and digitisation. Account Opening improvements have reduced the end-to-end process by approximately seven days and customers can now take advantage of pre-approved loans of up to £50,000 through a self-service application process.

Our existing Bankline platform is used by 90% of our active customer base with over 400,000 payments processed every day. We continue to upgrade our new best-in-class Bankline, and have migrated around 25% of customers to the improved platform

In supporting UK business growth, we have opened our 12th Business Accelerator hub in London with our award winning Entrepreneurial Spark partnership, supporting over 3,800 companies to date. For the ninth year running, Lombard won the Business Moneyfacts Best Leasing and Asset Finance Provider Award (2009 to 2017).

Commercial Banking is helping our customers achieve their goals through the continued expansion of our innovative digital offering. We continue to scale ESME, our digital 24/7 online lending platform for SMEs, which has consistently high NPS scores over 70; we are building out a platform to help customers better understand contracts; and we are deploying Artificial Intelligence, such as embedding the new chatbot ‘Cora’ into Bankline.

2017 compared with 2016

Operating profit of £1,108 million compared with £742 million in 2016, primarily reflecting a reduction in litigation and conduct costs. Adjusted operating profit(3) of £1,308 million, was £35 million, or 2.7%, higher than 2016 reflecting lower adjusted operating expenses and higher income, partially offset by higher impairments. Return on equity was 250 basis points higher than 2016 at 6.6%. Adjusted return on equity(3) remained broadly stable at 8.2%.

Total income increased by £69 million, or 2.0%, to £3,484 million primarily reflecting increased volumes in targeted segments and re-pricing benefits on deposits. Net interest margin decreased by 2 basis points as active re-pricing of assets and deposits has been more than offset by wider asset margin pressure in a low rate environment.

Operating expenses decreased by £453 million to £2,014 million. Adjusted operating expenses(3) of £1,814 million, were £122 million, or 6.3%, lower than 2016, reflecting operating model simplification and productivity improvements, including a 16.4% reduction in front office headcount, and a £25 million intangible asset write-down in 2016. The cost:income ratio improved to 56.0% compared with 71.0% in 2016. Adjusted cost:income ratio(3) improved to 50.0% compared with 54.8% in 2016. Net impairment losses of £362 million were £156 million higher than 2016, reflecting a small number of single name impairments.

Net loans and advances decreased by £3.1 billion to £97.0 billion. Adjusting for transfers(1) of £1.8 billion, net loans and advances decreased by £4.9 billion to £97.0 billion, compared with 2016, as growth in targeted segments has been more than offset by active capital management of the lending book.

RWAs decreased by £6.7 billion to £71.8 billion. Adjusting for transfers(1) of £1.5 billion, RWAs decreased by £8.2 billion, or 10.4%, to £71.8 billion compared with 2016 reflecting active capital management of the lending book, achieving £12.5 billion of gross RWA reductions.

2016 compared with 2015

Operating profit was £742 million compared with £1,264 million in 2015 and included a £423 million litigation and conduct charge, principally relating to a provision in respect of the FCA review of RBS’s treatment of SMEs. Adjusted operating profit(3) of £1,273 million, was £111 million, or 8%, lower than 2015, mainly reflecting increased impairments, partially offset by increased income.

Total income increased by £161 million to £3,415 million. Excluding the impact of transfers(2) , a benefit of £218 million (2015 - £79 million), income increased by £21 million, or 1%, reflecting higher asset and deposit volumes. Net interest margin fell by 12 basis points to 1.76% driven by asset margin pressure in a competitive market and low rate environment.

Operating expenses increased by £546 million to £2,467 million. Adjusted operating expenses(3), excluding business transfers of £109 million (2015 - £25 million), increased by £51 million reflecting a £25 million intangible asset write-down and increased investment spend.

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

Notes:

(1)              Shipping and other activities which were formerly in Capital Resolution, were transferred from NatWest Markets on 1 October 2017, including net loans and advances to customers of £2.6 billion and RWAs of £2.1 billion. Commercial Banking transferred whole business securitisations and relevant financial institution’s (RFI) to NatWest Markets during December 2017, including net loans and advances to customers of £0.8 billion and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

(2)              The business transfers included impact on total income of £218 million (2015 - £79 million) and operating expenses of £109 million (2015 - £25 million).

(3)              Refer to income statement reconciliations on page 120.

Business review

Private Banking
Income statement	2017 £m	2016 £m	2015 £m
Net interest income	464	449	436
Net fees and commissions	179	181	186
Other non-interest income	35	27	22
Non-interest income	214	208	208
Total income	678	657	644
Direct expenses
- staff costs	(145)	(154)	(176)
- other costs	(32)	(44)	(35)
Indirect expenses	(268)	(313)	(307)
Restructuring costs
- direct	(20)	(7)	(7)
- indirect	(25)	(30)	(66)
Litigation and conduct costs	(39)	(1)	(12)
Write down of goodwill	—	—	(498)
Operating expenses	(529)	(549)	(1,101)
Operating profit/(loss) before impairment (losses)/releases	149	108	(457)
Impairment (losses)/releases	(6)	3	(13)
Operating profit/(loss)	143	111	(470)
Operating expenses - adjusted (1)	(445)	(511)	(518)
Operating profit - adjusted (1)	227	149	113
Analysis of income by business
Investments	119	97	86
Banking	559	560	558
Total income	678	657	644

Performance ratios
Return on equity (2)	6.4%	5.6%	(27.7%)
Return on equity - adjusted (1,2)	11.3%	7.8%	4.9%
Net interest margin	2.47%	2.66%	2.75%
Cost:income ratio	78.0%	83.6%	171.0%
Cost:income ratio - adjusted (1)	65.6%	77.8%	80.4%

Capital and balance sheet	2017 £bn	2016 £bn	2015 £bn
Loans and advances to customers (gross)
- Personal	2.3	2.3	2.7
- Mortgages	8.2	7.0	6.5
- Other	3.0	2.9	2.0
Total loans and advances to customers (gross)	13.5	12.2	11.2
Total assets	20.3	18.6	17.0
Funded assets	20.3	18.5	17.0
Assets under management (3)	21.5	17.0	13.9
Risk elements in lending	0.1	0.1	0.1
Provision coverage (4)	34%	30%	28%
Customer deposits (excluding repos)	26.9	26.6	23.1
Loan:deposit ratio (excluding repos)	50%	46%	48%
Risk-weighted assets
- Credit risk (non-counterparty)	8.1	7.5	7.6
- Operational risk	1.0	1.1	1.1
Total risk-weighted assets	9.1	8.6	8.7

Notes:

(1)              Excluding restructuring costs and litigation and conduct costs and write down of goodwill.

(2)              Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 14% (15% prior to Q1 2017) of the monthly average of segmental RWAes, assuming 28% tax rate.

(3)              Comprises assets under management, assets under custody and investment cash.

(4)              Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

Private Banking continued

Serving our customers

Private Banking continues to focus on delivering the best customer experience, with pro-active customer contact levels up 5% in the year. Our proposition has been extended to meet wider customer needs with the launch of new products, including the offset and 10-year tracker mortgages. The customer-centric strategy is improving returns and enhancing service levels, and we were awarded Best Private Bank in the UK at the Global Private Banking Awards 2017. Coutts was also awarded the Best Benefits or Loyalty Programme of the year for our Silk Card proposition and Best Debit Card Programme of the Year for our multi-currency debit card at the Card and Payments Awards 2018.

Private Banking has delivered top quartile investment performance on the majority of discretionary portfolios and UK multi-asset funds over the one, three and five year performance periods. Coutts won Gold Awards at the Portfolio Adviser Wealth Manager Awards 2018 for our Absolute Return portfolios and Cautious portfolios.

Investing in digital has seen the launch of Coutts Invest, a cost-effective, online investment solution, and delivery of an enhanced mobile experience for clients. Coutts won the Service Innovation Award at the Private Asset Manager Awards for the second consecutive year for client security innovations such as CouttsID and Behavioural Biometrics.

2017 compared with 2016

Operating profit increased by £32 million, or 28.8%, to £143 million compared with 2016 and return on equity increased from 5.6% to 6.4%. Adjusted operating profit(2) of £227 million was £78 million, or 52.3%, higher than 2016 primarily reflecting lower adjusted operating expenses and higher income. Adjusted return on equity(2) increased to 11.3% from 7.8% in 2016.

Total income increased by £21 million to £678 million. Adjusting for transfers(1) of £9 million, total income increased by £12 million to £678 million due to increased lending volumes and an £8 million gain on a property sale, partially offset by ongoing margin pressure. Net interest margin fell 19 basis points to 2.47% reflecting the competitive market and low rate environment.

Operating expenses decreased by £20 million to £529 million. Adjusted operating expenses(2) of £445 million decreased by £66 million, or 12.9%, compared with 2016 largely reflecting management actions to reduce costs, including an 11.8% reduction in front office headcount. The cost:income ratio improved to 78.0% from 83.6% in 2016. Adjusted cost:income ratio(2) improved to 65.6% compared with 77.8% in 2016.

Net loans and advances of £13.5 billion were £1.3 billion, or 10.7%, higher than 2016 principally driven by growth in mortgages.

Assets under management were £4.5 billion higher than 2016 at £21.5 billion. Adjusting for transfers(1) of £2.1 billion, assets under management were £2.4 billion, or 14.4%, higher than 2016 at £21.5 billion, reflecting both organic growth and favourable market conditions.

RWAs of £9.1 billion were £0.5 billion, or 5.8%, higher than 2016 primarily due to increased mortgage lending.

2016 compared with 2015

An operating profit of £111 million compared with an operating loss of £470 million in 2015 which included a goodwill impairment of £498 million. Adjusted operating profit(2) was £36 million, or 32%, higher than 2015 reflecting increased income, lower adjusted operating expenses and lower impairments.

Total income increased by £13 million to £657 million primarily reflecting higher asset volumes. Net interest margin fell by 9 basis points to 2.66% reflecting asset margin pressures.

Operating expenses of £549 million were £552 million, or 50% lower than 2015. Adjusted operating expenses(2) were £7 million, or 1%, lower than 2015 driven by reductions in the direct cost base, with employee numbers down 10%, partially offset by increased infrastructure costs absorbed following the sale of the international business.

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

Notes:

(1)              The UK PBB Collective Investment Funds (CIFL) business was transferred from UK PBB on 1 October 2017, including total income in Q4 2017 of £11 million and assets under management of £3.3 billion. Private Banking transferred Coutts Crown Dependencies (CCD) to RBS International during Q4 2017, including total income of £2 million and assets under management of £1.2 billion. Comparatives were not re-presented for these transfers.

(2)              Refer to income statement reconciliations on page 120.

Business review

RBS International
Income statement	2017 £m	2016 £m	2015 £m
Net interest income	325	303	303
Net fees and commissions	42	50	40
Other non-interest income	22	21	24
Non-interest income	64	71	64
Total income	389	374	367
Direct expenses
- staff costs	(61)	(45)	(42)
- other costs	(25)	(17)	(16)
Indirect expenses	(116)	(107)	(98)
Restructuring costs
- direct	(5)	(2)	—
- indirect	(4)	(3)	(4)
Litigation and conduct costs	(8)	—	—
Operating expenses	(219)	(174)	(160)
Operating profit before impairment losses	170	200	207
Impairment losses	(3)	(10)	—
Operating profit	167	190	207

Operating expenses - adjusted (1)	(202)	(169)	(156)

Operating profit - adjusted (1)	184	195	211

Performance ratios
Return on equity (2)	11.2%	13.8%	18.5%
Return on equity - adjusted (1,2)	12.6%	14.2%	18.9%
Net interest margin	1.36%	1.36%	1.48%
Cost:income ratio	56.3%	46.5%	43.6%
Cost:income ratio - adjusted (1)	51.9%	45.2%	42.5%

Capital and balance sheet	2017 £bn	2016 £bn	2015 £bn
Loans and advances to customers (gross)
- Corporate	5.7	6.2	4.5
- Mortgages	2.7	2.6	2.5
- Other	0.3	—	0.4
Total loans and advances to customers (gross)	8.7	8.8	7.4
Loan impairment provisions	—	—	(0.1)
Net loans and advances to customers	8.7	8.8	7.3
Total assets	25.9	23.4	23.1
Funded assets	25.9	23.4	23.1
Risk elements in lending	0.1	0.1	0.1
Provision coverage (3)	35%	35%	34%
Customer deposits	29.0	25.2	21.3
Loan:deposit ratio (excluding repos)	30%	35%	35%
Risk-weighted assets
- Credit risk (non-counterparty)	4.4	8.8	7.6
- Operational risk	0.7	0.7	0.7
Total risk-weighted assets	5.1	9.5	8.3

Notes:

(1)       Excluding restructuring costs.

(2)       Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 16% (12% prior to November 2017) of the monthly average of segmental RWAes, assuming 10% tax rate.

(3)       Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Business review

RBS International continued

Serving our customers

RBS International continues to focus on meeting more of our retail, commercial, corporate and financial institution customers’ needs. We are nearing the final stages of our transition to becoming a non ring-fenced bank, and during 2017 we opened new wholesale branches in Luxembourg and London, supporting our financial institution customers in these important funds banking jurisdictions.

Across our personal banking propositions we continue to maintain our position as market leader in the Isle of Man and top three market positions in Guernsey and Jersey. To better meet our personal customers’ savings needs, we delivered a new suite of fixed term deposits. At the same time we have supported over 1,900 customers buy new homes, exceeding £480 million of new mortgages.

Outside of our home jurisdictions, we have taken action to meet more of the international needs of our customers. Our mobile app now averages over one million log-ins per month, and has been upgraded to open access to international customers, assisting in our 14% increase in users.

For our commercial, corporate and financial institution customers, we invested into the next generation of our agile eQ multi-currency electronic banking platform, which brings enhanced payment functionality and product suite. To meet our non-personal customers savings needs, we delivered a new Notice Account at the beginning of August 2017, and our customers responded by depositing over £1 billion into the account.

2017 compared with 2016

Operating profit of £167 million decreased by £23 million, or 12.1%, compared with 2016 and return on equity decreased to 11.2% from 13.8%, reflecting increased operational costs associated with the creation of a bank outside the ring-fence, partially offset by higher income. Return on equity decreased to 11.2% from 13.8%. Adjusted return on equity(1) decreased to 12.6% from 14.2% in 2016 and adjusted cost:income ratio of 51.9% increased from 45.2% in 2016.

Total income increased by £15 million, or 4.0%, to £389 million driven by increased average lending balances in 2017 and re-pricing benefits on the deposit book.

Net loans and advances were broadly stable compared with 2016 and customer deposits increased by £3.8 billion to £29.0 billion primarily reflecting increased short term placements in the Funds sector. RWAs of £5.1 billion reduced by £4.4 billion, or 46.3%, compared with 2016, reflecting the benefit of receiving the Advanced Internal Rating Based Waiver on the wholesale corporate book in November 2017, in advance of becoming a bank outside the ring-fence.

From 1st Jan 2018 RBS International will include the funds and trustee depositary business transferred from Commercial Banking, which generated around £150 million of income and £60 million of costs in 2017.

2016 compared with 2015

Operating profit decreased by £17 million to £190 million principally reflecting increased impairment losses and operating expenses. Adjusted operating profit(1) was £195 million, £16 million lower than 2015.

Total income increased by £7 million to £374 million primarily reflecting higher asset volumes. Net interest margin fell by 12 basis points to 1.36% reflecting asset margin pressures.

Operating expenses of £174 million were £14 million, or 9% higher than 2015. Adjusted operating expenses(1) were £13 million, or 8%, higher than 2015, reflecting a number of one-off charges.

A net impairment loss of £10 million was reported in 2016.

Net loans and advances of £8.8 billion increased by £1.5 billion compared with 2015 reflecting balance draw-downs in the corporate lending portfolio, mainly within the Funds sector.

Customer deposits of £25.2 billion grew by £3.9 billion compared with 2015 principally reflecting the transfer of the Luxembourg branch into RBSI from former Capital Resolution during Q2 2016.

RWAs were £9.5 billion, an increase of £1.2 billion compared with 2015 reflecting asset growth.

Note:

(1)       Refer to income statement reconciliations on page 120.

Business review

NatWest Markets
	2017	2016	2015
Income statement	£m	£m	£m
Net interest income	203	343	452
Net fees and commissions	114	141	484
Income from trading activities	582	829	743
Own credit adjustments	(66)	187	295
Strategic disposals	26	(81)	(38)
Other operating income/(loss)	191	(207)	130
Non-interest income	847	869	1,614
Total income	1,050	1,212	2,066
Direct expenses
- staff costs	(677)	(358)	(644)
- other costs	(287)	(119)	(324)
Indirect expenses	(564)	(1,607)	(2,038)
Restructuring costs
- direct	(319)	(75)	(424)
- indirect	(117)	(115)	(1,407)
Litigation and conduct costs	(237)	(550)	(404)
Operating expenses	(2,201)	(2,824)	(5,241)
Operating loss before impairment releases/(losses)	(1,151)	(1,612)	(3,175)
Impairment releases/(losses)	174	(253)	730
Operating loss	(977)	(1,865)	(2,445)

Of which:
Core operating profit/(loss)	41	(386)	(837)
Legacy operating loss	(1,018)	(1,479)	(1,608)

Total income - adjusted (1)	1,090	1,106	1,809
Operating expenses - adjusted (2)	(1,528)	(2,084)	(3,006)
Operating loss - adjusted (1,2)	(264)	(1,231)	(467)

Analysis of income by product
Rates	985	837	792
Currencies	470	551	391
Financing	456	344	363
Revenue share paid to other segments	(246)	(211)	(237)
Businesses transferred to Commercial Banking	—	—	98
Core income excluding OCA	1,665	1,521	1,407
Legacy	(575)	(415)	402
Total income - adjusted	1,090	1,106	1,809
Own credit adjustments	(66)	187	295
Strategic disposals	26	(81)	(38)
Total income	1,050	1,212	2,066

Performance ratios
Return on equity (3)	(9.0%)	(12.5%)	(11.2%)
Return on equity - adjusted (1,2,3)	(3.7%)	(8.7%)	(3.0%)
Net interest margin	0.65%	0.91%	0.59%
Cost:income ratio	nm	nm	nm
Cost:income ratio - adjusted (1,2)	140.2%	188.4%	166.2%

nm = not meaningful

Notes:

(1)              Excluding own credit adjustments and strategic disposals.

(2)              Excluding restructuring costs and litigation and conduct costs.

(3)              Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity (based on 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 28% tax rate.

Business review

NatWest Markets continued

	2017	2016	2015
Capital and balance sheet	£bn	£bn	£bn
Net loans and advances to customers (excluding reverse repos)	22.7	30.2	39.7
Loans and advances to banks (excluding reverse repos) (1)	7.5	7.9	12.8
Reverse repos	38.6	38.8	38.9
Securities	25.5	25.3	29.9
Cash and eligible bills	19.3	18.1	27.4
Other	5.1	8.2	8.0

Total assets	277.9	372.5	416.8
Funded assets	118.7	128.5	156.7

Customer deposits (excluding repos)	14.8	17.9	31.7
Bank deposits (excluding repos)	13.0	21.3	21.4
Repos	28.4	27.3	35.2
Debt securities in issue	5.1	6.7	7.6
Loan:deposit ratio (excluding repos)	153%	169%	125%

Risk-weighted assets
- Credit risk
- non-counterparty	16.1	23.7	32.3
- counterparty	15.3	22.8	23.3
- Market risk	16.2	16.4	19.5
- Operational risk	5.3	6.8	7.0
Total risk-weighted assets	52.9	69.7	82.1

Of which:
Core RWAs	32.3	35.2	33.1
Legacy RWAs ex Alawwal	14.0	26.6	42.1
Alawwal	6.6	7.9	6.9

Note:

(1)              Excludes disposal groups.

Business review

NatWest Markets continued

Serving our customers

NatWest Markets has put customers at the centre of the way it does business. Since 2015 NatWest Markets has focused on the core products and markets where it has a strong track record, longstanding relationships and market leading positions.  NatWest Markets is making strong progress with its multi-year transformation to build a business focused on delivering sustainable returns.

Following the closure of the former Capital Resolution business in 2017, NatWest Markets now includes legacy run-off assets alongside its core businesses.  The business continues to focus on customer service and trust in its core markets and technology is enhancing the way NatWest Markets provides financial solutions to its customers. This is demonstrated by a number of industry awards and rankings:

•                  No.1 for Gilts by Market Share – EMEA FIs (Source: Greenwich Associates, European Fixed Income 2017 – Government Bonds)

•                  No.1 for FX Service Quality – UK Corporates (Source: Greenwich Associates, European FX 2017)

•                  Best bank for FX Prime Brokerage services (Source: FX Week Best Bank Awards 2017)

•                  Best bank for FX Post-Trade Services (Source: FX Week Best Bank Awards 2017)

•                  Top 2 for all European issuers in the Private Placement market (Source: Dealogic Private Placement Report, Full Year 2017)

•                  Top 3 for GBP Denominated DCM in EMEA (Source: Dealogic EMEA Review, Full Year 2017)

2017 compared with 2016

An operating loss of £977 million compared with £1,865 million in 2016. The core business operating profit increased by £427 million to £41 million reflecting lower litigation and conduct costs and higher income, partially offset by increased restructuring costs reflecting back office restructuring activity. Adjusted operating loss(1) of £264 million, compared with £1,231 million in 2016, reflecting lower adjusted costs(1) and a net impairment release of £174 million in 2017, compared with a charge of £253 million in 2016.

Total income of £1,050 million compared with £1,212 million in 2016. In the core business, total income increased by £42 million, or 2.7%, to £1,616 million, whereas adjusted income(1) increased by £144 million, or 9.5%, to £1,665 million, principally driven by Rates as the business navigated markets well despite a lower level of customer activity than in 2016, which benefited from favourable market conditions following the EU referendum.

Operating expenses of £2,201 million were £623 million, or 22.1%, lower than 2016, whereas adjusted operating expenses(1) of £1,528 million were £556 million, or 26.7%, lower than 2016. In the legacy business, operating expenses decreased by £238 million, or 27.5%, to £627 million, whereas adjusted operating expenses(1) decreased significantly reflecting a 77.7% reduction in headcount as the business moved towards closure. In the core business, operating expenses decreased by £383 million, 19.5%, to £1,577 million as the business continues to drive cost reductions, where as adjusted operating expenses(1) were £1,268 million compared to £1,320 million in 2016.

RWAs decreased by £15.3 billion, adjusting for transfers(2), to £52.9 billion primarily reflecting reductions in the legacy business. In the core business RWAs decreased by £3.1 billion to £32.3 billion reflecting lower counterparty credit risk through mitigation activities and business initiatives. At the end of 2017 the legacy business within NatWest Markets had RWAs of £14.0 billion, excluding RBS’s stake in Alawwal Bank, a reduction of £10.9 billion, adjusting for transfers(2), over the course of the year.

Total assets fell by £94.6 billion to £277.9 billion, funded assets fell to £118.7 billion, a reduction of £7.3 billion, adjusting for transfers(2), mainly reflecting disposal activity.

2016 compared with 2015

An operating loss of £1,865 million compared with an operating loss of £2,445 million in 2015 primarily driven by lower income and increased impairments partially offset by lower operating expenses. The adjusted operating loss(1) was £1,231 million compared with a loss of £467 million in 2015.

Total income decreased by £854 million to £1,212 million.  Total income in the Core business increased by £47 million, or 3.1%, to £1,574 million, whereas adjusted income(1) increased by £114 million, or 8.1%, to £1,521 million. The increase was driven by Rates and Currencies, reflecting sustained customer activity throughout the year and favourable market conditions following the EU referendum and subsequent central bank actions. Income in the legacy business decreased due to the disposal losses of £572 million, £205 million higher than 2015, including £259 million in respect of the shipping portfolio. In addition, the Legacy business also incurred a funding valuation adjustment charge of £170 million in 2016.

Operating expenses decreased from £5,241 million to £2,824 million in 2016, driven by lower restructuring costs, primarily reflecting a 1,000 reduction in headcount in the Legacy business.

Total assets decreased by £44.3 billion to £372.5 billion, funded assets decreased by £28.2 billion compared with 2015 to £128.5 billion, mainly reflecting disposal activity.

RWAs decreased by £12.4 billion compared with 2015 to £69.7 billion reflecting disposal activity partially offset by business movements and the impact of the weakening of sterling.

Notes:

(1)              Refer to income statement reconciliations on page 120.

(2)              Shipping and other activities which were formerly in Capital Resolution, were transferred to Commercial Banking on 1 October 2017, including total funded assets of £3.3 billion, net loans and advances to customers of £2.6 billion, and RWAs of £2.1 billion. Whole business securitisations and relevant financial institutions (RFI) were transferred from Commercial Banking during December 2017, including net loans and advances to customers of £0.8 billion, and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

Business review

Central items & other

	2017	2016	2015
	£m	£m	£m
Central items not allocated	(483)	(5,006)	(2,982)

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

2017 compared with 2016

Central items not allocated represented a charge of £483 million in 2017, compared with a £5,006 million charge in 2016, and included litigation and conduct costs of £589 million, compared with £4,088 million in 2016. Treasury funding costs were a charge of £58 million, compared with a charge of £94 million in 2016. Restructuring costs in the year included £94 million relating to the former Williams & Glyn business, compared with £1,399 million in 2016. In addition to a VAT recovery of £86 million, compared with £227 million in 2016, a £156 million gain on the sale of Vocalink and a £135 million gain in relation to the sale of EuroClear(1).

2016 compared with 2015

Central items not allocated represented a charge of £5,006 million in 2016, compared with a £2,982 million charge in 2015, and included restructuring costs of £1,482 million and litigation and conduct costs of £4,088 million. Restructuring costs included a £750 million provision in respect of the 17 February 2017 update on RBS’s remaining State Aid obligation regarding the business previously described as Williams & Glyn. Treasury funding costs were a charge of £94 million, compared with a gain of £169 million in 2015, and included a £510 million charge for volatile items under IFRS, due to reductions in long term interest rates, and a £349 million foreign exchange gain, principally associated with the weakening of sterling against the US dollar. In addition, there was a £126 million loss on redemption of own debt in 2016. These were partially offset by a VAT recovery of £227 million and a £246 million gain on the sale of the stake in VISA Europe.

Note:

(1)        The total gain in relation to the sale of Euroclear was £161 million, of which £135 million central items and £26 million NatWest Markets.

Presentation of information

Except as otherwise indicated, information in the Capital and risk management section (pages 151 to 330) is within the scope of the Independent auditor’s report.

Business review Capital and risk management

Risk management framework (unaudited)

Introduction

RBS operates an integrated risk management framework, centred around the embedding of a strong risk culture, which is designed to achieve the correct balance between prudential and conduct obligations. Each element of the risk management framework functions both individually and as part of a larger continuum. The framework ensures the tools and capability are in place to facilitate risk management and decision-making across the organisation.

RBS’s strategy is informed and shaped by an understanding of the risk landscape, including a range of significant risks and uncertainties in the external economic, political and regulatory environment. Identifying these risks and understanding how they affect RBS informs risk appetite and risk management practice.

Risk appetite, which is supported by a robust set of principles, policies and practices, defines our levels of tolerance for a variety of risks.

It is a key element of RBS’s risk management framework and culture, providing a structured approach to risk-taking within agreed boundaries.

Effective governance, underpinned by our three lines of defence model is essential to ensure the right decisions are being made by the right people at the right time. Governance includes regular and transparent risk reporting as well as discussion and decision-making at senior management committees, which informs management strategies across the organisation.

RBS aims to have the right tools in place to support effective risk management. Having the appropriate capability, people and infrastructure is central. This is supported by a strong emphasis on systems, training and development to ensure threats are anticipated and managed appropriately within the boundaries determined by the agreed risk appetite.

Measurement, evaluation and transparency are also fundamental elements of the framework, providing robust analysis of the materiality and likelihood of specific threats as well as supporting understanding and communication of the financial and non-financial risks RBS is exposed to.

RBS has a strong focus on defining the control environment to ensure the effective operation of policies and processes embedded in the customer-facing businesses, thus facilitating the management of the risks they take in the course of their day-to-day activities.

Business review Capital and risk management

Risk management framework (unaudited) continued

RBS also has a strong focus on continually improving the way risk is managed, particularly in terms of how threats are anticipated or responded to, but also in terms of simplifying or enhancing existing controls, policies and practice.

Essential to this is the ability to scan both the medium- and long-term horizon for risks. Stress testing is used to quantify, evaluate and understand the potential impact that changes to risks may have on the financial strength of RBS, including its capital position. In turn, the results of stress tests can be used to inform and shape strategy.

Given the evolving external landscape, including the structural reform required by the UK’s ring-fencing requirements, in 2017 there was an emphasis on enhancing both the risk culture and risk appetite elements of the framework – as well as the interconnectivity between framework components.

All RBS employees share ownership of the way risk is managed. The businesses, the control and support functions, and Internal Audit work together to make sure business activities and policies are consistent with risk appetite; following the three lines of defence model. RBS constantly monitors its risk profile against its defined risk appetite and limits, taking action when required to balance risk and return.

Risk culture

A strong risk culture is essential if RBS is to achieve its ambition to build a truly customer-focused bank. RBS’s risk culture target is to make risk simply part of the way that employees work and think.

Such a culture must be built on strong risk practices and appropriate risk behaviours must be embedded throughout the organisation.

To achieve this, RBS is focusing on leaders as role models and taking action to build clarity, continuing to develop capability and motivate employees to reach the required standards of risk culture behaviour, including:

•                   Taking personal accountability and proactively managing risk.

•                   Respecting risk management and the part it plays in daily work.

•                   Understanding clearly the risks associated with individual roles.

•                   Aligning decision-making to RBS’s risk appetite.

•                   Considering risk in all actions and decisions.

•                   Escalating risks and issues early.

•                   Taking action to mitigate risks.

•                   Learning from mistakes and near-misses.

•                   Challenging others’ attitudes, ideas and actions.

•                   Reporting and communicating risks transparently.

To embed and strengthen the required risk culture, a number of RBS-wide activities were undertaken in 2017. These included ethical scenario training, mandatory Group Policy Learning, and Managing Our Performance meetings designed to enhance risk culture at a team and individual employee level.

To support a consistent tone from the top, senior management regularly communicate the importance of the required risk behaviours, linking them to the achievement of good customer outcomes.

RBS’s target risk culture behaviours have now been embedded into Our Standards. These are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. They act as a clear starting point for a strong and effective risk culture because Our Standards are used for performance management, recruitment and selection and development.

Risk culture behaviour assessment is incorporated into performance assessment and compensation processes for enhanced governance staff. In Q1 2017, an objective aligned to RBS’s risk culture target was set for the Executive Committee.  Activity against that objective over the year was integral to performance reviews.

A risk culture measurement and reporting framework has been developed, enabling RBS to benchmark both internally and externally. The purpose of the framework is to assess progress in embedding RBS’s target risk culture where risk is simply part of the way we work and think. In 2017, external validation indicated that good progress had been made against that objective demonstrating that the continued focus and actions are moving RBS towards its target risk culture.

Risk-based key performance indicators

RBS-wide remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook.

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

Code of Conduct

Aligned to RBS’s values is the Code of Conduct (Our Code). The code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

Business review Capital and risk management

Risk management framework (unaudited) continued

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes. They are also consistent with the people management and remuneration processes and support a positive and strong risk culture through appropriate remuneration structures.

A simple decision-making guide – the “YES check” – has been included in the Code of Conduct. It is a simple set of five questions, designed to ensure RBS values guide day-to-day decisions:

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

If conduct falls short of RBS’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. RBS’s approach to remuneration and related policies promotes effective risk management through a clear distinction between fixed remuneration – which reflects the role undertaken by an individual – and variable remuneration, which is directly linked to, and reflects performance and can be risk-adjusted. The Group Performance & Remuneration Committee considers risk performance and conduct when determining overall bonus pools. Such pay decisions aim to reinforce the need for all employees to demonstrate acceptable risk management practice.

Risk governance

Committee structure

The diagram illustrates the risk committee structure in 2017 and the main purposes of each committee.

Board
Reviews and approves the risk appetite framework and risk appetite targets for RBS's strategic risk objectives.
Executive Committee
Manages and oversees all aspects of RBS's business and operations.
Board Risk Committee
Provides oversight and advice on: current and potential future risk exposures, and future risk strategy, including determination of risk appetite and tolerance; and the effectiveness of the risk management framework.
Executive Risk Forum
Acts on all material and/or enterprise-wide risk and control matters across RBS.
Pension Committee
Considers the financial strategy, risk management, balance sheet and remuneration and policy implications of RBS's pension schemes.
Asset & Liability Management Committee
Oversees the effective management of the current and future balance sheet in line with Board-approved strategy and risk appetite.
Functional risk committees
Responsible for approval – or recommendation to the Board for approval – of certain risk appetite measures. Includes Retail Credit Risk Committee, Wholesale Credit Risk Committee, Operational Risk Executive Committee, Market and Treasury Risk Committee, Financial Crime Executive Steering Group, and Reputational Risk Forum.
Technical Executive Risk Forum
Responsibilities include technical updates and escalations from other Executive Risk Forum sub-committees, and annual deep-dives on significant risk frameworks.
Provisions Committee
Reviews and approves large credit impairment charges or releases.
Capital Management & Stress Testing Committee
Challenges and reviews the end-to-end capital management process. It is the focal point for prudential regulatory requests regarding asset quality reviews and stress testing.
Technical Asset & Liability Management Committee
Responsible for setting the limits, policies and controls relating to financial balance sheet risks, including funding and liquidity, intra-group exposures, non-traded market risk and structural foreign currency risks.
Business risk committees and business provisions committees
Risk committees review and monitor all risks, providing guidance, recommendations and decisions on risks affecting the businesses. Business provisions committees approve individual specific provisions up to defined levels.
IFRS 9 Metrics Oversight Committee
Responsible for approving the Significant Deterioration framework and data rules for missing variables.

Note:

(1)       The IFRS 9 Metrics Oversight Committee has delegated authority from the Provisions Committee to approve the Significant Deterioration framework, the data rules for missing variables, materiality decisions relating to the expected credit loss calculation, adjustments relating to the expected credit loss calculation if necessary, and changes in expected credit loss provision calculation methodology.

Business review Capital and risk management

Risk management framework (unaudited) continued

Risk management structure

The diagram illustrates RBS’s risk management structure in 2017 and key risk management responsibilities.

Notes:

(1)       RBS risk management framework

In 2017, the Chief Risk Officer (CRO) led Risk, Conduct & Restructuring. The CRO reported directly to the Chief Executive and had a dotted reporting line to the Board Risk Committee, as well as a right of access, to the chairman of the Board Risk Committee.

Risk, Conduct & Restructuring was a function independent of the franchises, structured by risk discipline to facilitate the effective management of risk.

Risk, Conduct & Restructuring was organised into eight functional areas: Chief of Staff; Credit Risk; Restructuring; Enterprise-Wide Risk; Risk & Conduct Infrastructure; Operational Risk; Risk & Conduct Assurance; and Financial Crime. There were also Directors of Risk & Conduct/Chief Risk Officers for each of the franchises and for Services.

Risk committees in the customer businesses and key functional risk committees oversaw risk exposures arising from management and business activities and focused on ensuring that they were adequately monitored and controlled.

(2)   Regulatory Affairs

In 2017, Regulatory Affairs was responsible for providing leadership of RBS’s relationships with its regulators. Regulatory Affairs is part of Corporate Governance & Regulatory Affairs. Remediation & Complaints reports to the Services Chief Operating Officer.

Business review Capital and risk management

Risk management framework (unaudited) continued

Three lines of defence

RBS uses the three lines of defence model to articulate accountabilities and responsibilities for managing risk across the organisation. The three lines of defence model is adopted across the industry to support the embedding of effective risk management and is expressed through a set of principles as outlined below:

First line of defence – Management and supervision

The first line of defence includes customer franchises, Technology and Services as well as support and control functions such as Human Resources, Communications & Marketing and Finance. Responsibilities include:

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

•                  Ensuring the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence – Oversight and control

The second line of defence includes Risk, Conduct & Restructuring, RBS Legal, and the financial control element of RBS’s Finance function. Responsibilities include:

•                  Working with the businesses and functions to develop risk and control policies, limits and tools for the business to use in order to discharge its responsibilities.

•                  Overseeing and challenging the management of risks and controls.

•                  Leading the articulation, design and development of risk culture and appetite.

•                  Analysing the aggregate risk profile and ensuring that risks are being managed within risk appetite.

•                  Providing expert advice to the business on risk management.

•                  Providing senior executives with relevant management information and reports, and escalating concerns where appropriate.

Third line of defence – Internal Audit

Responsibilities include:

•                  Providing assurance to the Group Audit Committee that the main business risks have been identified and effective controls are in place to manage these risks.

•                  Engaging with management to provide perspectives, insights and challenge in order to influence the building of a sustainable bank.

•                  Providing independent assurance to the Financial Conduct Authority, Prudential Regulation Authority, Central Bank of Ireland and other key jurisdictional regulators on specific risks and controls.

Risk appetite

Risk capacity defines the maximum level of risk RBS can assume before breaching constraints determined by regulatory capital and liquidity needs, the operational environment, and from a conduct perspective. Articulating risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and RBS’s ultimate capacity to absorb losses.

Risk appetite defines the level and types of risk RBS is willing to accept, within risk capacity, in order to achieve strategic objectives and business plans. It links the goals and priorities to risk management in a way that guides and empowers staff to serve customers well and achieve financial targets.

Risk appetite framework

The risk appetite framework bolsters effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging risks and risk-taking activities that would be out of appetite are identified, assessed, escalated and addressed in a timely manner.

To facilitate this, a detailed annual review of the framework is carried out. The review includes:

•                  Assessing the adequacy of the framework when compared to internal and external expectations.

•                  Ensuring the framework remains effective as a strong control environment for risk appetite.

•                  Assessing the level of embedding of risk appetite across the organisation.

The Board approves the risk appetite framework annually.

Business review Capital and risk management

Risk management framework (unaudited) continued

Establishing risk appetite

The effective communication of risk appetite is essential in embedding appropriate risk-taking into RBS’s culture.

Risk appetite is communicated across RBS through risk appetite statements. The risk appetite statements provide clarity on the scale and type of activities that can be undertaken in a manner that is easily conveyed to staff.

Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. They are established at RBS-wide level for all strategic risks and material risks, and at legal entity, franchise, and function level for all other risks.

The annual process of establishing risk appetite statements is completed alongside the business and financial planning process. This ensures plans and risk appetite are appropriately aligned.

The Board sets risk appetite for our most material risks to help ensure RBS is well placed to meet its priorities and long-term targets even under challenging economic environments. It is the basis on which RBS remains safe and sound while implementing its strategic business objectives.

RBS’s risk profile is frequently reviewed and monitored to ensure it remains within appetite and that management focus is concentrated on all strategic risks, material risks and emerging risk issues. Effective processes are in place for reporting risk profile relative to risk appetite to the Board and senior management.

Risk control frameworks and limits

Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite in day-to-day risk management decisions. The risk control frameworks manage risk by expressing a clear tolerance for material risk types that is aligned to business activities.

The RBS policy framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in RBS’s risk control and governance. Its integrated approach is designed to ensure that appropriate controls, aligned to risk appetite, are set for each of the strategic and material risks it faces, with an effective assurance process put in place to monitor and report on performance.

Risk identification and measurement

Risk identification and measurement within the risk management process comprise:

•                  Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.

•                  Monitoring of the risks associated with lending and credit exposures.

•                  Assessment of trading and non-trading portfolios.

•                  Review of potential risks in new business activities and processes.

•                  Analysis of potential risks in any complex and unusual business transactions.

RBS has developed a risk directory which contains details of the financial and non-financial risks that it faces each day. It provides a common risk language to ensure consistent terminology is used across RBS. The risk directory is subject to annual review. This ensures that the directory continues to provide a comprehensive and meaningful list of the inherent risks within the businesses.

Risk treatment and mitigation

Risk treatment and mitigation is an important aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed with the businesses.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those caused by the risk mitigation actions) are considered. Monitoring and review processes are in place to track results.

Information about regulatory developments and discussions is communicated to each customer-facing business and function. This helps identify and execute any required mitigating changes to strategy or to business models.

Early identification and effective management of changes in legislation and regulation are critical to the successful mitigation of conduct and regulatory risk. The effects of all changes are managed to ensure timely compliance readiness. Changes assessed as having a high or medium-high impact are managed closely.

Business review Capital and risk management

Risk management framework (unaudited) continued

Top and emerging risks that may affect future results and performance are reviewed and monitored. Action is taken to mitigate potential risks as and when required. In depth analysis is carried out, including the stress testing of exposures relative to the risk.

The Board Risk Committee, Asset & Liability Management Committee and Executive Risk Forum provide governance and oversight.

Risk and conduct assurance

Risk & Conduct Assurance is an independent second line of defence function which provides assurance to both internal and external stakeholders including the Board, senior management, risk functions, franchises, Internal Audit and regulators.

The function has three main elements – assurance, model risk and risk culture. Risk & Conduct Assurance teams perform quality assurance on targeted credit, market, financial crime and conduct risk activities. They also review selected key controls and manage model risk governance and validation activities. In addition, the Head of Risk & Conduct Assurance oversees the delivery of work to embed and strengthen RBS’s desired risk culture.

The Head of Risk & Conduct Assurance also oversees the three lines of defence model, including relevant principles. For further information refer to page 156.

Assurance

Qualitative reviews are carried out to assess various risk aspects as appropriate, including: the quality of risk portfolios, the accuracy of the Basel Model Inputs and related probability of default/loss given default classifications, the quality of risk management practices, policy compliance and adherence to risk appetite. This can include testing the bank’s credit portfolios and market risk exposures to assist in early identification of emerging risks, as well as undertaking targeted reviews to examine specific concerns raised either by these teams or by their stakeholders.

The adequacy and effectiveness of selected key controls owned and operated by the Risk function are also tested (with a particular focus on credit risk and market risk controls). The team’s remit includes selected controls within the scope of Section 404 of the US Sarbanes-Oxley Act 2002 as well as selected controls supporting risk data aggregation and reporting.

Assurance is carried out on Anti-Money Laundering, Sanctions, and Anti-Bribery & Corruption processes and controls. This helps inform whether or not the financial crime control environment is adequate and effective and whether financial crime risk is appropriately identified, managed and mitigated. Assurance of conduct policies is predominantly focused on the Risk, Conduct & Restructuring-owned conduct policies. Targeted work is also carried out to assist RBS in meeting its promises to customers as well as its regulatory requirements.

The Risk & Conduct Assurance Committee ensures a consistent and fair approach to all aspects of the team’s assurance review activities. The committee also monitors and validates the ongoing programme of reviews and tracks the remediation of the more material review actions.

Model risk

Model risk is the risk that a model is specified incorrectly (not achieving the objective for which it is designed), implemented incorrectly (an error in translating the model specification into the version actually used), or being used incorrectly (correctly specified but applied inappropriately).

RBS uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets. Other examples include the use of models to measure market risk exposures and calculate associated capital requirements, as well as for the valuation of positions. The models used for stress-testing purposes also play a key role in ensuring RBS holds sufficient capital, even in stressed market scenarios.

Model Risk Governance

Model Risk Governance is responsible for setting policy and providing a governance framework for all of RBS’s models and related processes. It is also responsible for defining and monitoring model risk appetite in conjunction with model owners and model users, monitoring the model risk profile and reporting on the model population as well as escalating issues to senior management, through the Model Risk Forum, and the respective franchise and function risk committees.

Model Risk Management

Model Risk Management performs independent model validation for material models. It works with individual businesses and functions to monitor adherence to model risk standards, ensuring that models are developed and implemented appropriately and that their operational environment is fit for purpose.

Model Risk Management performs reviews of relevant risk and pricing models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

Model Risk Management reviews may test and challenge the logic and conceptual soundness of the methodology, or the assumptions underlying a model. Reviews may also test whether or not all appropriate risks have been sufficiently captured as well as checking the accuracy and robustness of calculations. Based on the review and findings from Model Risk Management, RBS’s model or risk committees consider whether a model can be approved for use. Models used for regulatory reporting may additionally require regulatory approval before implementation.

Business review Capital and risk management

Risk management framework (unaudited) continued

Model Risk Management reassesses the appropriateness of approved risk models on a periodic basis. Each periodic review begins with an initial assessment. Based on the initial assessment, an internal model governance committee will decide to re-ratify a model or to carry out additional work. In the initial assessment, Model Risk Management assesses factors such as a change in the size or composition of the portfolio, market changes, the performance of – or any amendments to – the model and the status of any outstanding issues or scheduled activities carried over from previous reviews.

Model Risk Management also monitors the performance of RBS’s portfolio of models to ensure that they appropriately capture underlying business rationale.

For more specific information relating to market risk models and pricing models, refer to page 220.

Stress testing: capital management

Stress testing is a key risk management tool and a fundamental component of RBS’s approach to capital management. It is used to quantify, evaluate and understand the potential impact of specified changes to risk factors on the financial strength of RBS, including its capital position. Stress testing includes:

•                   Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors; and

•                   Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	• Identify RBS-specific vulnerabilities and risks. • Define and calibrate scenarios to examine risks and vulnerabilities. • Formal governance process to agree scenarios.
i
Assess impact	• Translate scenarios into risk drivers. • Assess impact to positions, income and costs. • Impact assessment captures input from across RBS.
i
Calculate results and assess implications	• Aggregate impacts into overall results. • Results form part of risk management process. • Scenario results are used to inform RBS’s business and capital plans.
i
Develop and agree management actions

•                  Scenario results are analysed by subject matter experts and appropriate management actions are then developed.

•                  Scenario results and management actions are reviewed and agreed by senior management through executive committees including Executive Risk Forum, Board Risk Committee and the Board.

Stress testing is used widely across RBS. Key areas are summarised in the diagram below:

Specific areas that involve capital management include:

1)              Strategic financial and capital planning: through assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.

2)              Risk appetite: through gaining a better understanding of the drivers of – and the underlying risks associated with – risk appetite.

3)              Risk identification: through a better understanding of the risks that could potentially impact RBS’s financial strength and capital position.

4)              Risk mitigation: through identifying actions that can be taken to mitigate risks, or could be taken, in the event of adverse changes to the business or economic environment. Risk mitigation is substantially supplemented through RBS’s recovery plan.

Regular reverse stress testing is also carried out. This examines circumstances that can lead to specific, defined outcomes such as business failure. Reverse stress testing allows RBS to examine potential vulnerabilities in its business model more fully.

Business review Capital and risk management

Risk management framework (unaudited) continued

Capital sufficiency: going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. A range of future states are examined. In particular, capital requirements are assessed:

•                  Based on a forecast of future business performance given expectations of economic and market conditions over the forecast period.

•                  Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. A range of scenarios of different severity may be examined.

The examination of capital requirements under normal economic and market conditions enables RBS to demonstrate how its projected business performance allows it to meet all internal and regulatory capital requirements as they arise over the plan horizon. For example, RBS will assess its ability to issue loss-absorbing debt instruments in sufficient quantity to meet regulatory timelines. The cost of issuance will be factored into business performance metrics.

The examination of capital requirements under adverse economic and market conditions is assessed through stress testing.

The results of stress tests are not only used widely across RBS but also by the regulators to set specific capital buffers. RBS takes part in a number of stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. In 2017, RBS took part in the Bank of England stress test. Details of the stress test are set out on page 162.

Internal assessment of capital adequacy

An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of RBS’s exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA.

The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to make an assessment of RBS-specific capital requirements through the Pillar 2 framework.

Capital allocation

RBS has mechanisms to allocate capital across its legal entities and businesses which aim to optimise the utilisation of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite.

The framework for allocating capital is approved by the Asset & Liability Management Committee.

Governance

Capital management is subject to substantial review and governance. Formal approval of capital management policies is either by the Asset & Liability Management Committee or by the Board on the recommendation of the Board Risk Committee.

The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans.

Stress testing: liquidity

Liquidity risk monitoring and contingency planning

In implementing the liquidity risk management framework, a suite of tools is used to monitor, limit and stress test the risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations.

Liquidity risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee at least monthly. Liquidity Condition Indicators are monitored daily which ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, RBS maintains the Individual Liquidity Adequacy Assessment Process (ILAAP). This includes assessment of net stressed liquidity outflows. RBS considers a range of extreme but plausible stress scenarios on its liquidity position over various time horizons, as outlined below.

Type	Description
Idiosyncratic scenario	The market perceives RBS to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario

A market stress event affecting all participants in a market through contagion, counterparty failure and other market risks. RBS is affected under this scenario but no more severely than any other participants with equivalent exposure.

Combined scenario

This scenario models the combined impact of an idiosyncratic and market stress occurring at once. The combined scenario reflects the contingency that a severe name-specific event occurs at RBS in conjunction with a broader market stress, causing wider damage to the market and financial sector and severely affecting funding markets and assets.

RBS uses the most severe combination of these to set the internal stress testing scenario. The results of this enable RBS to set its internal liquidity risk appetite, which complements the regulatory liquidity coverage ratio requirement.

Business review Capital and risk management

Risk management framework (unaudited) continued

Stress testing: recovery and resolution planning

The RBS Group maintains a recovery plan that sets out credible recovery options that could be implemented in the event of a severe stress to restore its business to a stable and sustainable condition, focusing on addressing the capital and liquidity position of the RBS Group and its constituent legal entities.

The recovery plan sets out a range of triggers that activate the implementation of the recovery plan and sets out the operational plan for implementation of appropriate recovery options.

The recovery plan is a key component of risk management including the framework for managing capital.

The recovery plan is prepared and updated annually and approved by the Board. Following Board approval it is also submitted to the PRA each year. The recovery plan is assessed for appropriateness on an ongoing basis, and is maintained in line with regulatory requirements.

Two significant legal entities, RBS Securities Inc. and The Royal Bank of Scotland International Limited, maintained separate recovery plans to address specific risks. These plans were aligned to the 2017 RBS recovery plan to ensure they operated consistently in the event of a stress scenario.

Resolution would be implemented if the RBS Group was assessed by the UK authorities to have failed and the appropriate regulator placed the RBS Group into resolution. The process of resolution is owned and implemented by the Bank of England (as UK Resolution Authority).

The RBS Group is working with UK and global regulators to ensure that it is compliant with the principles of resolution planning. This includes, but is not limited to, establishing appropriate loss-absorbing capacity and ability to maintain operational continuity in resolution, across all of RBS Group’s main legal entities, including NatWest Bank Plc.  Reflecting the degree of change required to ensure RBS Group is resolvable, a multi-year programme in place to develop resolution capability and meet regulatory requirements.

Stress testing: market risk

Non-traded market risk

Non-traded exposures are reported to the PRA on a quarterly basis as part of the Stress Testing Data Framework. The return provides the regulator with an overview of RBS’s banking book interest rate exposure, providing detailed product information analysed by interest rate driver and other characteristics – including accounting classification, currency and, counterparty type.

Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the industry-wide Bank of England and European Banking Authority stress exercises. In addition, RBS produces its own internal scenario analysis as part of the financial planning cycles.

Non-traded market risk exposures are capitalised through the ICAAP. The process covers the following risk types: gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with 99% confidence level. Methodologies are reviewed by RBS Model Risk and the results are approved by the Capital Management & Stress Testing Committee.

Traded market risk

RBS undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading and available-for-sale portfolios.

RBS conducts historical, macroeconomic and vulnerability-based stress testing. Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for value-at-risk, the current portfolio is stressed using historical data since 1 January 2005. This methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the market risk limit framework and their results are reported daily to senior management. Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line.

Market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by RBS.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, the results for relevant scenarios are reported to senior management.

Business review Capital and risk management

Risk management framework (unaudited) continued

Regulatory stress testing

In 2017, the Group participated in a regulatory stress test conducted by the Bank of England. The scenario is hypothetical in nature and does not represent a forecast of the Group’s future business or profitability. The results of the regulatory stress tests are carefully assessed by the Group and form part of the wider risk management of the Group.

Bank of England stress test
Scenario i

•             Designed to assess the resilience of major UK banks to tail risk events. The severity of the test is related to policymakers’ assessments of risk levels across markets and regions.

•             The 2017 stress test examined the impact over five years of deep simultaneous recessions in the UK and global economies, large falls in asset prices and a separate stress of misconduct costs. The economic scenario in the test is more severe than the global financial crisis.

Results i

•             Under the 2017 Bank of England stress test, CET1 ratio reached a low point of 6.4%, below the hurdle rate of 6.7%.

•             Post the impact of management actions and the conversion of AT1 capital, the Group’s low point CET1 ratio increased from 6.4% to 7.0%, meeting the hurdle rate but remained below the Systemic Reference Point of 7.4%.

•             Tier 1 leverage ratio was projected to be 3.7% under stress, above the 3.25% leverage hurdle rate. Post the impact of management actions and conversion of AT1 capital, the Tier 1 leverage ratio would have been 4.0%.

•             The stress was based on an end of 2016 balance sheet starting position. Since then, RBS has taken a number of actions to improve its capital position stress resilience, including the on-going run-down of Capital Resolution RWAs, the continued reduction in certain credit portfolios and the resolution of various litigation cases and regulatory investigations.

•             In light of the steps that RBS has already taken to strengthen its capital position during 2017, the regulator did not require RBS to submit a revised capital plan.

What does this mean?

•             The 2017 Bank of England stress test results demonstrate that good progress has been made in transforming the balance sheet to being safe and sustainable.

•             The reduction in the CET1 ratio from the start point to the minimum stressed ratio before the impact of ‘strategic’ management actions or AT1 conversion has improved from 1,000 basis points last year to 700 basis points this year (pre-strategic management actions).

Business review Capital and risk management

Capital, liquidity and funding risk

Definitions (unaudited)

Capital consists of reserves and instruments issued that are available that have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible to count as capital.

Capital adequacy risk is the risk that there is or will be insufficient capital and other loss absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals.

Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is the risk of being unable to meet financial obligations as and when they fall due.

Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base.

Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:

•                   Maturity profile;

•                   Composition of sources and uses of funding;

•                   The quality and size of the liquidity portfolio;

•                   Wholesale market conditions; and

•                   Depositor and investor behaviour.

Sources (unaudited)

Capital

The determination of what instruments and financial resources are eligible to be counted as capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:

•                   CET1 capital. CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.

•                   AT1 capital. This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when a pre-specified CET1 ratio is reached.

•                   Tier 2 capital. Tier 2 capital is the Group’s supplementary capital and provides loss absorption on a gone concern basis.  Tier 2 capital absorbs losses after Tier 1 capital.  It typically consists of subordinated debt securities with a minimum maturity of five years.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to capital, other specific loss absorbing instruments – including senior notes issued by the Group – may be used to cover certain gone concern capital requirements which, in the EU, is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that the Group has failed.

Liquidity

RBS maintains a prudent approach to the definition of liquidity resources. Liquidity resources are divided into primary and secondary liquidity as follows:

•                   Primary liquid assets include cash and balances at central banks, treasury bills and other high quality government and US agency bonds.

•                   Secondary liquid assets are eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

Funding

RBS’s primary funding sources are as follows:

Type	Description
Customer deposits	Licensed deposit-taking entities operating as PBB, CPB and RBSI franchises.
Wholesale markets	Short-term (less than 1 year) unsecured money markets and secured repo market funding.
Term debt	Issuance of long-term (more than 1 year) unsecured and secured debt securities.
Central bank funding facilities	The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of the broader liquidity management and funding strategy.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, please refer to the RBS Pillar 3 Report 2017 on pages 4 and 8. For MREL refer to page 163.

Key developments in 2017 (unaudited)

•                   RBS continued to strengthen and de-risk its capital position; CET1 ratio remains ahead of the 13% target and increased by 250 basis points in the year end to 15.9% (40 basis points in Q4 2017), despite absorbing significant litigation and conduct costs, restructuring costs and disposal losses. IFRS 9 adoption on 1 January 2018 favourably impacts CET1 by 30 basis points. RWAs reduced by £27.3 billion to £200.9 billion reflecting the rundown of NatWest Markets legacy assets and reductions across other businesses. In addition, RBS was not required to submit a revised capital plan following the 2017 Bank of England (BOE) stress testing exercise.

Business review Capital and risk management

Capital, liquidity and funding risk continued

•                   CRR leverage ratio increased to 5.3% (2016 – 5.1%). UK leverage ratio improved to 6.1% (2016 – 5.6%) reflecting higher central bank balances which are excluded from the UK framework.

•                   During the year the BOE published indicative data on the minimum amount of loss-absorbing resources for the larger UK banks comprising MREL plus buffers. RBS is expected to require loss-absorbing resources of 24.0% of RWAs by 1 January 2020, rising to 27.8% by 1 January 2022. Total loss absorbing capital, based on RBS’s interpretation of the rules and including the benefit of legacy securities, was 27.1% of RWAs at 31 December 2017.

•                   The liquidity portfolio increased by £22 billion in 2017 to £186 billion, mainly within primary liquidity which is now £124 billion (2016 – £95 billion). This build up in liquidity is driven by TFS participation, increased deposits in the franchises and Treasury issuance, offset by funding maturities and calls of securities.

•                   The rise in primary liquidity resulted in higher liquidity coverage ratio (LCR) and stressed outflow coverage (SOC) of 152% (2016 – 123%) and 168% (2016 – 139%) respectively. The increase in LCR reflected preparations for the settlement of litigation, the rise in the minimum regulatory requirement from 90% to 100% on 1 January 2018 and preparations for ring-fencing.

•                   The net stable funding ratio rose to 132% (2016 – 121%), above the minimum target of 100%. The increase in NSFR was primarily driven by increased available stable funding.

•                   The regulatory agenda continues to rapidly evolve in the UK, Europe and internationally. RBS manages its capital, liquidity and funding to meet both current and future regulatory requirements whilst ensuring that we continue to serve customers well.

Capital management (unaudited)

Capital management ensures that there is sufficient capital and other loss absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the businesses and is enacted through an end to end framework across businesses and the legal entities.

Capital planning is integrated into the Group’s wider annual budgeting process and is assessed and updated at least monthly.  Regular returns are submitted to the PRA which include a two year rolling forward view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 156 and 159.

Produce capital plans i

•                   Capital plans are produced for the Group, its key operating entities and its businesses over a five year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing through the ICAAP or for regulatory purposes.

•                   Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

Assess capital adequacy i

•                   Capital plans are developed to maintain capital of sufficient quantity and quality to support the Group’s business and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements.

•                   Capital resources and capital requirements are assessed across a defined planning horizon.

•                   Impact assessment captures input from across the Group including from businesses.

Inform capital actions

•                   Capital planning informs potential capital actions including managing capital through buy backs, redemptions or through new issuance to external investors or via internal transactions.

•                   Decisions on capital actions will be influenced by strategic and regulatory requirements, the cost and prevailing market conditions.

•                   As part of capital planning, the Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing.

Capital planning is one of the tools that the Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Liquidity and funding management follows a similar process to that outlined above for capital.

Liquidity portfolio management (unaudited)

The size of the portfolio is determined by referencing RBS’s liquidity risk appetite. RBS retains a prudent approach to setting the composition of the liquidity portfolio, which is subject to internal policies and limits over quality of counterparty, maturity mix and currency mix.

Business review Capital and risk management

Capital, liquidity and funding risk continued

RBS categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The majority of the portfolio is centrally managed by RBS Treasury, for which the RBS Treasurer is responsible. This portfolio is held in the PRA regulated UK Domestic Liquidity Subgroup (UK DoLSub) comprising RBS’s five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company PLC.

Two of RBS’s significant operating subsidiaries, RBS N.V. and Ulster Bank Ireland DAC, hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset.

Separate from the liquidity portfolio, RBS holds high quality assets to meet payment systems collateral requirements; these are managed by RBS Treasury.

Ring-fencing implications

As a result of the legal entity restructuring in response to the UK government’s ring-fencing legislation, the current Royal Bank of Scotland plc (expected to be renamed NatWest Markets plc at the time of the RFTS during the first half of 2018) will separately hold and manage its own liquidity portfolio outside of the ring-fenced group. It will cease to form part of the UK DoLSub at a point in time in the second half of 2018 (subject to regulatory agreement). RBS International will begin to hold its own liquidity portfolio and RBS N.V. and UBI DAC will continue to hold separate liquidity to meet local regulatory requirements.

Treasury has commenced the transfer of the existing liquidity portfolio from RBS plc into National Westminster Bank Plc (where the majority of the UK DoLSub liquidity portfolio will be held post ring-fencing) to ensure appropriate levels of liquidity are held in both RBS plc and the UK DoLSub.

The size of the liquidity portfolio to be held by the future NatWest Markets plc should not be considered comparable to that held by the current RBS plc.

For further information, please refer to RBS Group ring-fencing on page 108.

Funding risk management (unaudited)

RBS manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet.

The asset and liability types broadly match. Customer deposits provide more funding than customer loans utilise; repurchase agreements are largely covered by reverse repurchase agreements; interbank lending and funding largely nets off and derivative assets are broadly netted against derivative liabilities.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Minimum requirements (unaudited)

Capital adequacy ratios

The Group is subject to minimum requirements in relation to the amount of capital it must hold in relation to its RWAs. The table below summarises the minimum ratios of capital to RWAs that the Group is expected to have to meet once CRR is fully implemented by 1 January 2019. These ratios apply at the consolidated group level. Different minimum capital requirements may apply to individual legal entities or sub-groups.

Minimum requirements	Type	CET1	Total Tier 1	Total capital
System wide	Pillar 1 minimum requirements	4.5%	6.0%	8.0%
	Capital conservation buffer	2.5%	2.5%	2.5%
	UK countercyclical capital buffer (1)	1.0%	1.0%	1.0%
	G-SIB buffer (2)	1.0%	1.0%	1.0%
Bank specific	Pillar 2A(4)	2.1%	2.9%	3.8%
Total (excluding PRA buffer)(5)		11.1%	13.4%	16.3%

Notes:

(1)              The countercyclical capital buffer (CCyB) applied to UK designated assets is set by the Financial Policy Committee (FPC).  The UK CCyB may be set between 0% and 2.5% and is linked to the state of the UK economy.  The Bank of England’s Financial Policy Committee (FPC) increased the UK CCyB from 0.0% to 0.5%, with effect from June 2018; subsequently in November 2017 the FPC announced a further increase to 1.0% effective November 2018. The estimated own funds impact for the Group, based on the CCyB rate of 1.0% and 31 December 2017 exposures, was £1,343 million. Foreign exposures may be subject to different CCyBs depending on the CCyB rate set in the jurisdiction of the foreign exposure.

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

(4)              From 1 January 2015, RBS has been required to meet at least 56% of its Pillar 2A capital requirement with CET1 capital and with balance with Additional Tier 1 and/or Tier 2 capital. Additional capital requirements under Pillar 2A may be specified by the PRA as a ratio or as an absolute value.  The table sets out an implied ratio to cover the full value of Pillar 2A requirements. The PRA has recently determined that the Pillar 2A capital requirement for 2018 remains unchanged.

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

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the PRA UK leverage framework that the Group must meet. In November 2016, the European Commission published a package of legislative proposals (CRR 2) for the adoption of a legally binding 3% of Tier 1 capital minimum leverage ratio with consideration of a leverage buffer ratio for G-SIBs once a final international agreement had been reached. Different minimum requirements may apply to individual legal entities or sub-groups.

Type	CET1	Total Tier 1
Minimum ratio	2.4375%	3.25%
UK countercyclical leverage ratio buffer	0.00%	0.00%
Additional leverage ratio buffer	0.35%	0.35%
Total	2.7875%	3.60%

Notes:

(1)              The countercyclical leverage ratio buffer is set at 35% of the Group’s CCyB. As noted above this buffer may be set between 0% and 2.5% and the Financial Policy Committee (FPC) increased the rate from 0.0% to 0.5% effective June 2018; subsequently in November 2017 the FPC announced a further increase to 1% effective November 2018.  The applicable ratio for foreign exposures may be different. On 3 October 2017 the PRA, via revised policy statement (PS21/17), increased the Tier 1 leverage ratio requirement for UK banks by 25 basis points  to 3.25% (CET1 requirement of 2.4375%). The PRA minimum leverage ratio requirement is supplemented with a G-SIB additional leverage ratio buffer, currently 0.175% under transitional arrangements (31 December 2016 – 0.13125%) increasing to 0.35% at the end point, and countercyclical capital buffer of 0.0%.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics, under the relevant legislative framework.

Type	From 1 January 2017	From 1 January 2018
Liquidity coverage ratio (LCR) (1)	90%	100%
Net stable funding ratio (NSFR) (2)	N/A	100%

Notes:

(1)              On 1 October 2015 the LCR became the PRA’s primary regulatory liquidity standard. It is a Pillar 1 metric to which the PRA apply Pillar 2 add-ons. The minimum ratio above excludes Pillar 2 add-ons.

(2)              BCBS issued its final recommendations for the implementation of the net stable funding ratio in October 2014, proposing an implementation date of 1 January 2018 by which time banks are expected to meet and maintain a ratio of 100%. In November 2016, the European Commission (EC) included a net stable funding ratio of 100% as part of the CRR 2 package of legislative proposals. The timing of a binding NSFR coming into force in the European Union and United Kingdom remains subject to uncertainty. In the meantime, RBS uses the definitions from the BCBS guidelines, and its own interpretations, to calculate the NSFR. RBS’s ratio may not be comparable with those of other financial institutions.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Measurement

Capital and leverage: Key metrics (unaudited)

Capital, RWAs and capital adequacy ratios, on the basis of end-point Capital Requirements Regulation (CRR) and transitional rules, calculated in accordance with PRA definitions, are set out below.

	2017		2016
Capital	End-point CRR basis (1) £bn	PRA transitional basis £bn	End-point CRR basis (1) £bn	PRA transitional basis £bn
CET1	32.0	32.0	30.6	30.6
Tier1	36.0	39.6	34.7	40.4
Total	42.8	47.9	43.8	52.3

RWAs
Credit risk
- non-counterparty	144.7	144.7	162.2	162.2
- counterparty	15.4	15.4	22.9	22.9
Market risk	17.0	17.0	17.4	17.4
Operational risk	23.8	23.8	25.7	25.7
Total RWAs	200.9	200.9	228.2	228.2

Capital adequacy ratios	%	%	%	%
CET1	15.9	15.9	13.4	13.4
Tier 1	17.9	19.7	15.2	17.7
Total	21.3	23.9	19.2	22.9

Leverage ratios	2017		2016
Tier 1 capital (£bn)	36.0	39.6	34.7	40.4
CRR leverage exposure (£bn)	679.1	679.1	683.3	683.3
CRR leverage ratio (%)	5.3%	5.8%	5.1%	5.9%
Average Tier 1 capital (£bn) (2)	36.4	40.0	38.0	43.7
Average leverage exposure (£bn) (2)	692.5	692.5	712.1	712.1
Average leverage ratio (%) (2)	5.3%	5.8%	5.3%	6.1%
UK leverage ratio	6.1%	6.7%	5.6%	6.6%

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

Capital base:

Own funds are based on shareholders’ equity. The adjustment arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full. Additional valuation adjustments relating to unearned credit spreads on exposures under the advanced internal ratings approach has been included in the determination of the expected loss amount deducted from CET1. Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. Based on our current interpretations of the Commission Delegated Regulation issued in December 2013 on credit risk adjustments, RBS’s standardised latent provision has been reclassified to specific provision and is not included in Tier 2 capital.

RWAs:

Current securitisation positions are shown as risk-weighted at 1,250%. RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on large financial sector entities. RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation. Counterparties which meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges

Liquidity key metrics (unaudited)

The table below sets out the key liquidity and related metrics monitored by RBS.

	2017	2016
Liquidity portfolio	£186bn	£164bn
Liquidity coverage ratio (1)	152%	123%
Stressed outflow coverage (2)	168%	139%
Net stable funding ratio (3)	132%	121%
Loan:deposit ratio	88%	91%

Notes:

(1)       On 1 October 2015 the LCR became the PRA’s primary regulatory liquidity standard. It is a Pillar 1 metric to which the PRA apply Pillar 2 add-ons. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions.

(2)       RBS’s stressed outflow coverage (SOC) is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows over three months under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in RBS’s ILAAP. This assessment is performed in accordance with PRA guidance.

(3)       BCBS issued its final recommendations for the implementation of the net stable funding ratio in October 2014, proposing an implementation date of 1 January 2018 by which time banks are expected to meet and maintain a ratio of 100%. In November 2016, the European Commission (EC) included a net stable funding ratio of 100% as part of the CRR 2 package of legislative proposals. The timing of a binding NSFR coming into force in the European Union and United Kingdom remains subject to uncertainty. In the meantime, RBS uses the definitions from the BCBS guidelines, and its own interpretations, to calculate the NSFR. RBS’s ratio may not be comparable with those of other financial institutions.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Capital and leverage: Capital resources

	2017		2016
	End-point CRR basis (1) £m	PRA transitional basis (1) £m	End-point CRR basis (1) £m	PRA transitional basis (1) £m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	48,330	48,330	48,609	48,609
Preference shares - equity	(2,565)	(2,565)	(2,565)	(2,565)
Other equity instruments	(4,058)	(4,058)	(4,582)	(4,582)
	41,707	41,707	41,462	41,462

Regulatory adjustments and deductions
Own credit	(90)	(90)	(304)	(304)
Defined benefit pension fund adjustment	(287)	(287)	(208)	(208)
Cash flow hedging reserve	(227)	(227)	(1,030)	(1,030)
Deferred tax assets	(849)	(849)	(906)	(906)
Prudential valuation adjustments	(496)	(496)	(532)	(532)
Goodwill and other intangible assets	(6,543)	(6,543)	(6,480)	(6,480)
Expected losses less impairments	(1,286)	(1,286)	(1,371)	(1,371)
Other regulatory adjustments	28	28	(8)	(8)
	(9,750)	(9,750)	(10,839)	(10,839)

CET1 capital	31,957	31,957	30,623	30,623

Additional Tier 1 (AT1) capital
Eligible AT1	4,041	4,041	4,041	4,041
Qualifying instruments and related share premium subject to phase out	—	3,416	—	5,416
Qualifying instruments issued by subsidiaries and held by third parties	—	140	—	339
AT1 capital	4,041	7,597	4,041	9,796

Tier 1 capital	35,998	39,554	34,664	40,419

Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,396	6,501	6,893	7,066
Qualifying instruments issued by subsidiaries and held by third parties	369	1,876	2,268	4,818
Tier 2 capital	6,765	8,377	9,161	11,884

Total regulatory capital	42,763	47,931	43,825	52,303

Note:

(1)       The Group’s Tier 1 grandfathering cap is set at £4.8 billion for 2017 (2016 - £5.8 billion).

The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the year.

	CET1 £m	AT1 £m	Tier 2 £m	Total £m
At 1 January 2017	30,623	4,041	9,161	43,825
Profit for the year	752			752
Own credit	214			214
Share capital and reserve movements in respect of employee
share schemes	139			139
Ordinary shares issued	300			300
Foreign exchange reserve	82			82
Available-for-sale reserves	17			17
Goodwill and intangibles deduction	(63)			(63)
Deferred tax assets	57			57
Prudential valuation adjustments	36			36
Expected loss over impairment provisions	85			85
Capital instruments issued
Net dated subordinated debt/grandfathered instruments			(1,968)	(1,968)
Foreign exchange movements			(428)	(428)
Other movements	(285)			(285)
At 31 December 2017	31,957	4,041	6,765	42,763

Business review Capital and risk management

Capital, liquidity and funding risk continued

Leverage exposure (unaudited)

The leverage exposure is based on the CRR Delegated Act.

	End-point CRR basis
Leverage	2017 £bn	2016 £bn
Derivatives	160.8	247.0
Loans and advances	339.4	340.3
Reverse repos	40.7	41.8
Other assets	197.2	169.6

Total assets	738.1	798.7

Derivatives
- netting	(161.7)	(241.7)
- potential future exposures	49.4	65.3
Securities financing transactions gross up	2.3	2.3
Undrawn commitments (analysis below)	53.1	58.6
Regulatory deductions and other adjustments	(2.1)	0.1

Leverage exposure	679.1	683.3

Note:

(1)       The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims.

Weighted undrawn commitments (unaudited)

The table below provides a breakdown of weighted undrawn commitments.

	2017 £bn	2016 £bn
Unconditionally cancellable credit cards	2.1	2.4
Other Unconditionally cancellable items	4.7	7.7
Unconditionally cancellable items (1)	6.8	10.1

Undrawn commitments <1 year which may not be cancelled	1.8	1.8
Other off-balance sheet items with 20% credit conversion factor (CCF)	0.6	0.9
Items with a 20% CCF	2.4	2.7

Revolving credit risk facilities	27.0	27.2
Term loans	3.6	3.1
Mortgages	—	0.1
Other undrawn commitments >1 year which may not be cancelled & off-balance sheet	2.1	3.3

Items with a 50% CCF	32.7	33.7
Items with a 100% CCF	11.2	12.1
Total	53.1	58.6

Note:

(1)       Based on a 10% CCF.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Loss absorbing capital (unaudited)

The following table illustrates the components of estimated loss absorbing capital (LAC) in RBSG plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet MREL criteria. For further details regarding regulatory requirements in relation to MREL, refer to page 163.

The roll-off profile relating to senior debt and subordinated debt instruments is set out on the next page.

	2017				2016
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	32.0	32.0	32.0	32.0	30.6	30.6	30.6	30.6

Tier 1 capital: end-point CRR compliant AT1
of which: RBSG (holdco)	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
of which: RBSG operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

Tier 1 capital: non end-point CRR compliant
of which: holdco	3.5	3.6	3.5	2.6	5.5	5.6	5.5	4.0
of which: opcos	0.1	0.1	0.1	0.1	0.3	0.3	0.3	0.3
	3.6	3.7	3.6	2.7	5.8	5.9	5.8	4.3

Tier 2 capital: end-point CRR compliant
of which: holdco	6.5	6.5	6.4	4.9	6.9	7.0	6.9	5.3
of which: opcos	2.3	2.4	0.5	0.5	6.0	6.4	4.0	5.6
	8.8	8.9	6.9	5.4	12.9	13.4	10.9	10.9

Tier 2 capital: non end-point CRR compliant
of which: holdco	0.3	0.4	0.1	0.1	0.4	0.4	0.2	0.1
of which: opcos	2.1	2.3	1.5	2.0	2.5	2.7	2.1	2.1
	2.4	2.7	1.6	2.1	2.9	3.1	2.3	2.2

Senior unsecured debt securities issued by:
RBSG holdco	9.3	9.2	—	8.3	6.9	6.8	—	5.0
RBS opcos	14.4	14.7	—	—	14.8	15.0	—	—
	23.7	23.9	—	8.3	21.7	21.8	—	5.0
Total	74.5	75.2	48.1	54.5	77.9	78.8	53.6	57.0

RWAs				200.9				228.2
Leverage exposure				679.1				683.3
LAC as a ratio of RWAs				27.1%				24.9%
LAC as a ratio of leverage exposure				8.0%				8.3%

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

(4)   Corresponding shareholders’ equity was £48.3 billion (2016 - £48.6 billion).

(5)       Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Roll-off profile (unaudited)

The following table illustrates the roll-off profile and weighted average spreads of RBS’s major wholesale funding programmes.

	As at and
	for year ended
Senior debt roll-off profile (1)	31 December	Roll-off profile
RBSG	2017	H1 2018	H2 2018	2019	2020	2021 & 2022	2023 & later
- amount (£m)	9,208	59	25	1,289	3	7	7,825
- weighted average rate spread (bps)	202	172	171	205	162	224	201
RBS plc
- amount (£m)	14,624	5,105	1,651	2,521	2,863	1,117	1,367
- weighted average rate spread (bps)	116	188	244	84	24	202	201
RBS N.V.
- amount (£m)	24	22	—	—	2	—	—
- weighted average rate spread (bps)	114	125	—	—	5	—	—
Securitisation
- amount (£m)	396	—	—	—	—	—	396
- weighted average rate spread (bps)	1,080	—	—	—	—	—	1,080
Covered bonds
- amount (£m)	6,307	923	—	—	3,169	—	2,215
- weighted average rate spread (bps)	125	137	—	—	99	—	157

Total notes issued (£m)	30,559	6,109	1,676	3,810	6,037	1,124	11,803
Weighted average spread	156	231	141	117	211	42	85

Subordinated debt instruments roll-off profile (2)
RBSG (£m)	6,850	92	265	915	—	1,625	3,953
RBS plc (£m)	2,652	1,888	111	37	101	288	227
NatWest Plc (£m)	1,143	694	—	—	—	449	—
RBS N.V. (£m)	881	142	—	214	11	—	514
UBI DAC (£m)	76	—	—	—	—	—	76
Total (£m)	11,602	2,816	376	1,166	112	2,362	4,770

Notes:

(1)       Based on final contractual instrument maturity.

(2)       Based on first call date of instrument, however this does not indicate RBS’s strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.

(3)       The weighted average spread reflects the average net funding cost to RBS and is calculated on an indicative basis.

(4)       The roll-off table is based on sterling-equivalent balance sheet values.

Risk-weighted assets (unaudited)

The table below analyses the movement in credit risk RWAs on the end-point CRR basis during the year, by key drivers.

	Credit risk RWAs
	Non-counterparty	Counterparty	Market	Operational	Total
	£bn	£bn			£bn
At January 2017	162.2	22.9	17.4	25.7	228.2
Foreign exchange movement	(0.6)	(0.6)			(1.2)
Business movements	(10.2)	(7.0)	(0.6)	(1.9)	(19.7)
Risk parameter changes (1)	(2.4)	0.1			(2.3)
Methodology changes	(4.3)				(4.3)
Model updates	—		0.2		0.2
At 31 December 2017	144.7	15.4	17.0	23.8	200.9

Note:

(1)         PD model changes relating to counterparty risks are included with risk parameter changes in line with EBA Pillar 3 Guidelines issued in December 2016.

Business review Capital and risk management

Capital, liquidity and funding risk continued

RWAs by segment (unaudited)

The chart below illustrates the concentration of risk-weighted assets by segment.

The table below analyses the movement in end-point CRR RWAs by segment during the year.

		Ulster					Central
		Bank	Commercial	Private		NatWest	items
Total RWAs	UK PBB	RoI	Banking	Banking	RBSI	Markets	& other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At January 1 2017*	42.3	18.1	78.5	8.6	9.5	69.7	1.5	228.2
Foreign exchange movement	—	0.5	(0.4)	—	—	(1.3)	—	(1.2)
Business movements	0.6	—	(3.9)	0.5	—	(16.4)	(0.5)	(19.7)
Risk parameter changes (1)	0.1	(0.6)	(2.4)	—	—	0.6	—	(2.3)
Methodology changes	—	—	—	—	(4.4)	0.1	—	(4.3)
Model updates	—	—	—	—	—	0.2	—	0.2
At 31 December 2017	43.0	18.0	71.8	9.1	5.1	52.9	1.0	200.9

Credit risk
- non-counterparty	33.7	16.9	65.4	8.1	4.4	16.1	0.1	144.7
- counterparty	—	0.1	—	—	—	15.3	—	15.4
Market risk	—	0.1	—	—	—	16.2	0.7	17.0
Operational risk	9.3	0.9	6.4	1.0	0.7	5.3	0.2	23.8
Total RWAs	43.0	18.0	71.8	9.1	5.1	52.9	1.0	200.9

* Re-presented to reflect segment reorganisation.

Note:

(1)       Risk parameter changes relate to changes in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD) as well as IRB model changes relating to counterparty credit risk (in line with EBA Pillar 3 Guidelines).

Key points (unaudited)

•                  RWAs decreased by £27.3 billion during the year with reductions across all risk types but primarily in non-counterparty credit risk (£17.5 billion) driven by reduced asset size and limit reductions in both NatWest Markets and Commercial Banking.

•                  The decrease in NatWest Markets primarily reflects reductions in the legacy business as it moved towards closure and lower counterparty credit risk resulting from mitigation activities.

•                  There has been a reduction in net lending in Commercial Banking as a result of growth in targeted segments being more than offset by active management of the lending book.

•                  During the year RBSI received regulatory approval to adopt the advanced internal ratings based approach on the wholesale corporate book, which led to an RWA reduction of £4.4 billion.

•                  In both UK PBB and Private Banking there has been growth in mortgage lending which has increased RWAs.

•                  Risk metric improvements in Ulster Bank RoI have been offset by foreign currency movements.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts (or haircuts) applied to instruments by the Bank of England and other central banks.

	Liquidity value
	2017					2016
	31 December			Average		31 December			Average
	UK			UK		UK			UK
	DoLSub (1)	Other	Total	DoLSub (1)	Total	DoLSub (1)	Other	Total	DoLSub (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	91,377	2,280	93,657	76,386	79,425	66,598	2,542	69,140	56,772	59,489
Central and local government bonds
AAA rated governments	2,760	1,184	3,944	4,074	5,049	3,936	1,331	5,267	3,692	4,539
AA- to AA+ rated governments and US agencies	24,084	2,149	26,233	20,849	22,717	19,348	1,244	20,592	18,757	21,106
Below AA rated governments	—	—	—	—	—	—	237	237	—	—
Local government	—	—	—	—	—	—	—	—	—	—
	26,844	3,333	30,177	24,923	27,766	23,284	2,812	26,096	22,449	25,645
Primary liquidity	118,221	5,613	123,834	101,309	107,191	89,882	5,354	95,236	79,221	85,134
Secondary liquidity (2)	62,144	411	62,555	61,577	62,114	68,007	683	68,690	65,588	66,774
Total liquidity value	180,365	6,024	186,389	162,886	169,305	157,889	6,037	163,926	144,809	151,908

Total carrying value	203,733	6,159	209,892			184,136	6,209	190,345

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

(2)       Comprises assets eligible for discounting at the Bank of England and other central banks.

The table below shows the liquidity value of the liquidity portfolio by currency.

Total liquidity portfolio	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m
2017	138,985	11,491	34,442	1,471	186,389
2016	128,614	9,582	24,833	897	163,926

Business review Capital and risk management

Capital, liquidity and funding risk continued

Funding sources

The table below shows the carrying values of the principal funding sources based on contractual maturity.

	2017			2016
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
By product	£m	£m	£m	£m	£m	£m
Deposits by banks
Derivative cash collateral	12,404	—	12,404	20,674	—	20,674
Other deposits (1)	7,480	19,595	27,075	6,130	6,513	12,643
	19,884	19,595	39,479	26,804	6,513	33,317
Debt securities in issue
Commercial paper and certificates of deposit	4,637	—	4,637	3,205	3	3,208
Medium-term notes	2,316	16,902	19,218	3,388	15,233	18,621
Covered bonds	987	5,321	6,308	96	3,839	3,935
Securitisations	—	396	396	—	1,481	1,481
	7,940	22,619	30,559	6,689	20,556	27,245
Subordinated liabilities	2,383	10,339	12,722	1,062	18,357	19,419
Notes issued	10,323	32,958	43,281	7,751	38,913	46,664
Wholesale funding	30,207	52,553	82,760	34,555	45,426	79,981
Customer deposits
Derivative cash collateral (2)	10,279	—	10,279	11,487	—	11,487
Financial institution deposits	52,284	1,091	53,375	52,292	668	52,960
Personal deposits	173,314	1,497	174,811	162,958	1,877	164,835
Corporate deposits	127,708	861	128,569	123,495	1,095	124,590
Total customer deposits	363,585	3,449	367,034	350,232	3,640	353,872
Total funding excluding repos	393,792	56,002	449,794	384,787	49,066	433,853
Total repos	38,421	—	38,421	32,335	—	32,335
Central and other banks	7,419	—	7,419	5,239	—	5,239
Other financial institutions	25,480	—	25,480	25,652	—	25,652
Other corporate	5,522	—	5,522	1,444	—	1,444
Total funding including repos	432,213	56,002	488,215	417,122	49,066	466,188

Notes:

(1)              Includes £19.0 billion (2016 - £5.0 billion) relating to TFS participation and £1.8 billion (2016 - £1.3 billion) relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long Term Refinancing Operations.

(2)              Cash collateral includes £9,113 million (2016 - £10,002 million) from financial institutions.

Key points

•                  During 2017, RBS issued new debt securities of £12.2 billion including:

o                 £3.6 billion of MREL-eligible senior debt by RBSG plc, bring the total issuance in 2016 and 2017 to £7.8 billion;

o                 £2.4 billion of covered bonds by RBS plc, the first such issuance for RBS since 2012; and

o                 £1.1 billion of senior unsecured notes issued by RBS plc to support the future standalone operations of NatWest Markets plc.

o                 Other issuance of £5.1 billion, including MTNs, commercial paper and CDs, and securitisations.

•                  In 2017, subordinated debt securities of £5.7 billion and senior unsecured debt securities of £9.0 billion were redeemed or matured through the year.

•                  Total wholesale funding increased by £2.8 billion in the year to £82.8 billion, driven by increased TFS participation of £14.0 billion in 2017, as well as issuance activity, offset by calls and maturities of subordinated debt and debt securities in issue. Short-term wholesale funding, excluding derivative collateral of £12.4 billion (2016 - £20.7 billion), increased by £3.9 billion during 2017 to £17.8 billion driven largely by issuance activity and new bank deposits.

•                  Repos at 31 December 2017 increased by £6.1 billion to £38.4 billion driven largely by strong demand in the market for high quality securities.

•                  Total reverse repos at 31 December 2017 were £1.1 billion lower at £40.7 billion (2016 - £41.8 billion). Fair value of securities received as collateral for reverse repos was £40.7 billion (2016 - £41.8 billion), of which £30.6 billion (2016 - £30.5 billion) had been rehypothecated for RBS’s own transactions, in line with normal market practice.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Loan:deposit ratios and funding surplus/(gap)

The table below shows loans and advances to customers, customer deposits, loan:deposit ratios (LDR) and funding surplus/(gap).

	2017				2016*
	Loans and				Loans and
	advances to	Customer		Funding	advances to	Customer		Funding
	customers (1)	deposits (2)	LDR	surplus/(gap) (3)	customers (1)	deposits (2)	LDR	surplus/(gap) (3)
	£m	£m	%	£m	£m	£m	%	£m
UK PBB	161,677	180,636	90	18,959	152,653	169,992	90	17,339
Ulster Bank RoI	19,492	17,541	111	(1,951)	18,930	16,109	117	(2,821)
Commercial Banking	97,020	97,958	99	938	100,069	97,886	102	(2,183)
Private Banking	13,482	26,923	50	13,441	12,157	26,560	46	14,403
RBSI	8,708	28,975	30	20,267	8,774	25,176	35	16,402
NatWest Markets	22,728	14,811	nm	(7,917)	30,184	17,883	nm	(12,301)
Central items & other	77	190	nm	113	256	266	nm	10
	323,184	367,034	88	43,850	323,023	353,872	91	30,849

* Re-presented to reflect the segmental reorganisation.

Notes:

(1)              Excludes reverse repo agreements and net of impairment provisions.

(2)              Excludes repo agreements.

(3)              Calculated as customer deposits less loans and advances to customers.

(4)              nm = not meaningful.

Key points

•                  The loan:deposit ratio was 88%, down from 91% at the end of 2016 driven by deposit growth, primarily in UK PBB and RBS International.

•                  Underlying loan growth in UK PBB, with smaller increases in Ulster Bank RoI and Private Banking, was offset by active management of the lending book in Commercial Banking and reductions in NatWest Markets.

The table below shows RBS’s principal funding sources.

	2017					2016
	GBP	USD	EUR	Other	Total	GBP	USD	EUR	Other	Total
By currency	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deposits by banks (1)	24,874	1,375	12,874	356	39,479	11,143	2,423	17,827	1,924	33,317
Debt securities in issue
Certificates of deposit &
commercial papers	894	79	3,664	—	4,637	1,401	—	1,807	—	3,208
Medium-term notes (MTNs)	1,234	7,185	9,996	803	19,218	1,457	6,549	9,512	1,103	18,621
Covered bonds	2,356	—	3,952	—	6,308	1,134	—	2,801	—	3,935
Securitisations	396	—	—	—	396	175	302	1,004	—	1,481
	4,880	7,264	17,612	803	30,559	4,167	6,851	15,124	1,103	27,245
Subordinated liabilities	872	7,930	3,912	8	12,722	962	12,367	5,176	914	19,419
Wholesale funding	30,626	16,569	34,398	1,167	82,760	16,272	21,641	38,127	3,941	79,981
% of wholesale funding	37%	20%	42%	1%	100%	20%	27%	48%	5%	100%
Customer deposits (1)	313,517	15,668	35,242	2,607	367,034	299,693	17,791	33,144	3,244	353,872
Total funding excluding repos	344,143	32,237	69,640	3,774	449,794	315,965	39,432	71,271	7,185	433,853

% of total funding	77%	7%	15%	1%	100%	73%	9%	16%	2%	100%

Note:

(1)              Excludes repo agreements.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Notes issued - residual maturity profile by note type

The table below shows RBS’s debt securities in issue and subordinated liabilities by residual contractual maturity.

	Debt securities in issue
	Commercial		Covered			Subordinated	Total notes	Total notes
	paper and CDs	MTNs	bonds	Securitisations	Total	liabilities	in issue	in issue
2017	£m	£m	£m	£m	£m	£m	£m	%
Less than 1 year	4,637	2,316	987	—	7,940	2,383	10,328	24
1-3 years	—	6,581	3,146	—	9,727	208	10,052	23
3-5 years	—	4,639	—	—	4,639	2,329	6,931	16
More than 5 years	—	5,682	2,175	396	8,253	7,802	15,970	37
Total including disposal groups	4,637	19,218	6,308	396	30,559	12,722	43,281	100

2016
Less than 1 year	3,205	3,388	96	—	6,689	1,062	7,751	17
1-3 years	3	4,937	871	—	5,811	2,814	8,625	18
3-5 years	—	3,323	1,883	—	5,206	483	5,689	12
More than 5 years	—	6,973	1,085	1,481	9,539	15,060	24,599	53
Total	3,208	18,621	3,935	1,481	27,245	19,419	46,664	100

Behavioural analysis (unaudited)

The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but mainly obtaining funding through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities show greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, despite being repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress.

In its analysis to assess and manage asset and liability maturity gaps, RBS determines the expected customer behaviour through qualitative and quantitative techniques. These incorporate observed customer behaviours over long periods of time. This analysis is subject to governance through RBS ALCo Technical committee down to a segment level.

The net behavioural funding surplus/(gap) and contractual maturity analysis is set out below.

					Contractual maturity								Behavioural maturity
	Loans to customers				Customer accounts				Net surplus/(gap)				Net surplus/(gap)
	Less than	1-5	Greater than		Less than	1-5	Greater than		Less than	1-5	Greater than		Less than	1-5	Greater than
	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
UK PBB	16	38	108	162	179	2	—	181	163	(36)	(108)	19	(4)	3	20	19
UB RoI	1	6	12	19	16	1	—	17	15	(5)	(12)	(2)	1	(2)	(1)	(2)
CB	38	40	19	97	98	—	—	98	60	(40)	(19)	1	(8)	23	(14)	1
PB	5	5	3	13	27	—	—	27	22	(5)	(3)	14	1	2	11	14
RBSI	4	2	3	9	29	—	—	29	25	(2)	(3)	20	4	5	11	20
NWM	19	2	2	23	14	1	—	15	(5)	(1)	(2)	(8)	—	(7)	(1)	(8)
Total	83	93	147	323	363	4	—	367	280	(89)	(147)	44	(6)	24	26	44

2016
Total	86	95	142	323	350	4	—	354	264	(91)	(142)	31	1	13	17	31

* Re-presented to reflect the segmental reorganisation.

Key points (unaudited)

•                  The net funding surplus has increased by £13 billion during 2017 to £44 billion, largely driven by deposit growth (mainly in UK PBB and RBSI International). NatWest Markets lending reduction exceeded deposit reduction, resulting in a lower funding gap in 2017.

•                  Customer deposits and customer loans are broadly matched from a behavioural perspective.

•                  The net funding surplus in 2017 is concentrated in the longer-dated buckets, reflecting the stable characteristics of customer deposits and lending that is behaviourally shorter dated.

Business review Capital and risk management

Capital, liquidity and funding risk continued

Contractual maturity

This table shows the residual maturity of financial instruments, based on contractual date of maturity. Held-for-trading (HFT) assets and liabilities have been excluded from the maturity analysis due to their short-term nature and are shown in total in the table below. Hedging derivatives are included in the relevant maturity bands.

	Other than held-for-trading
									Total
	Less than			6 months				More than	excluding
	1 month	1-3 months	3-6 months	- 1 year	Subtotal	1-3 years	3-5 years	5 years	HFT	HFT	Total
2017	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at
central banks	98,337	—	—	—	98,337	—	—	—	98,337	—	98,337
Bank reverse repos	1,674	478	—	—	2,152	—	—	—	2,152	11,845	13,997
Customer reverse repos	1,133	902	273	—	2,308	—	—	—	2,308	24,427	26,735
Loans to banks	8,470	503	246	53	9,272	93	—	—	9,365	6,889	16,254
Loans to customers	32,495	7,999	8,570	18,461	67,525	52,616	41,256	146,467	307,864	15,320	323,184
Personal	4,375	2,458	3,346	6,162	16,341	21,242	18,134	120,084	175,801	39	175,840
Corporate	24,354	4,616	4,236	8,056	41,262	27,164	21,630	24,026	114,082	2,474	116,556
Financial institutions
(excluding banks)	3,766	925	988	4,243	9,922	4,210	1,492	2,357	17,981	12,807	30,788
Debt securities	1,053	2,451	2,101	3,171	8,776	10,893	10,474	21,309	51,452	27,481	78,933
Equity shares	—	—	—	—	—	—	—	421	421	29	450
Settlement balances	2,517	—	—	—	2,517	—	—	—	2,517	—	2,517
Derivatives	281	—	—	832	1,113	1,337	334	183	2,967	157,876	160,843
Total financial assets	145,960	12,333	11,190	22,517	192,000	64,939	52,064	168,380	477,383	243,867	721,250

2016
Total financial assets	127,389	12,117	13,626	23,230	176,362	65,422	50,577	160,870	453,231	328,852	782,083

Bank repos	2,988	200	201	—	3,389	—	—	—	3,389	4,030	7,419
Customer repos	6,669	—	—	—	6,669	—	—	—	6,669	24,333	31,002
Deposits by banks	5,474	477	137	1,337	7,425	3,448	16,007	127	27,007	12,472	39,479
Customer accounts	338,997	7,196	3,288	3,413	352,894	2,520	67	40	355,521	11,513	367,034
Personal	166,758	2,771	1,407	2,378	173,314	1,497	—	—	174,811	—	174,811
Corporate	122,399	1,661	1,445	712	126,217	455	—	40	126,712	1,857	128,569
Financial institutions
(excluding banks)	49,840	2,764	436	323	53,363	568	67	—	53,998	9,656	63,654
Debt securities in issue	1,521	2,442	2,182	1,614	7,759	9,518	4,333	7,842	29,452	1,107	30,559
Settlement balances	2,844	—	—	—	2,844	—	—	—	2,844	—	2,844
Short positions	—	—	—	—	—	—	—	—	—	28,527	28,527
Derivatives	—	212	289	—	501	1,188	526	1,356	3,571	150,935	154,506
Subordinated liabilities	5	37	2,058	283	2,383	208	2,329	7,802	12,722	—	12,722
Other liabilities	2,186	—	—	—	2,186	—	—	—	2,186	—	2,186
Total financial liabilities	360,684	10,564	8,155	6,647	386,050	16,882	23,262	17,167	443,361	232,917	676,278

2016
Total financial liabilities	341,986	7,851	6,386	6,575	362,798	13,859	11,042	25,760	413,459	316,954	730,413

Business review Capital and risk management

Capital, liquidity and funding risk continued

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

RBS categorises its assets into three broad groups, those that are:

•                  Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.

•                  Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.

•                  Not currently encumbered. In this category, RBS has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing.

Balance sheet encumbrance

	Encumbered as a result of transactions with				Pre-positioned	Unencumbered assets not pre-positioned
	counterparties other than central banks				& encumbered	with central banks
	Covered				assets held
	bonds &		Repos &		at central	Readily	Other	Cannot
	securitisations	Derivatives	similar (2)	Total (3)	banks (4)	available	available	be used	Total	Total
2017	(1) £bn	£bn	£bn	£bn	£bn	(5) £bn	(6) £bn	(7) £bn	£bn	£bn
Cash and balances
at central banks	—	—	5.3	5.3	—	93.0	—	—	93.0	98.3
Loans and advances
- banks	0.7	6.9	0.7	8.3	—	7.5	0.3	0.2	8.0	16.3
- residential mortgages
- UK	8.9	—	—	8.9	105.5	22.1	10.8	—	32.9	147.3
- Irish	4.1	—	—	4.1	3.0	7.4	—	0.1	7.5	14.6
- credit cards	—	—	—	—	—	3.9	0.3	—	4.2	4.2
- personal loans	—	—	—	—	—	6.7	2.8	—	9.5	9.5
- other	—	14.7	—	14.7	4.6	4.4	100.9	23.0	128.3	147.6
Reverse repos	—	—	—	—	—	—	—	40.7	40.7	40.7
Debt securities	—	1.4	40.8	42.2	—	34.9	0.1	1.7	36.7	78.9
Equity shares	—	—	0.1	0.1	—	0.1	0.2	0.1	0.4	0.5
Settlement balances	—	—	—	—	—	—	—	2.5	2.5	2.5
Derivatives	—	—	—	—	—	—	—	160.8	160.8	160.8
Intangible assets	—	—	—	—	—	—	—	6.5	6.5	6.5
PP&E	—	—	—	—	—	—	3.2	1.6	4.8	4.8
Deferred tax	—	—	—	—	—	—	—	1.7	1.7	1.7
Other assets	—	—	—	—	—	—	—	3.9	3.9	3.9
Total assets	13.7	23.0	46.9	83.6	113.1	180.0	118.6	242.8	541.4	738.1

2016
Total assets	18.8	26.5	40.2	85.5	105.5	153.4	123.4	330.9	607.7	798.7

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

Business review Capital and risk management

Credit risk: management basis

The following disclosures in this section are audited:

•                  Forbearance.

•                  Impairment provisioning and write-offs.

•                  Portfolio overview by geographical area.

•                  LTV distribution for mortgage lending.

•                  Commercial real estate LTV distribution.

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk (unaudited)

The principal sources of credit risk for RBS are lending, off-balance sheet products, derivatives and securities financing, and debt securities. RBS is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Credit risk management function (unaudited)

Risk governance

The credit risk management function is led by the Chief Credit Officer (CCO). The function’s activities include:

•                  Approving credit limits for customers.

•                  Defining concentration risk and implementing the credit risk control framework.

•                  Oversight of the first line of defence to ensure that credit risk remains within the risk appetite set by the Board.

•                  Developing and monitoring compliance with credit risk policies.

•                  Conducting RBS-wide assessments of provision adequacy.

The CCO has overall responsibility for the credit risk function and chairs the Wholesale Credit Risk Committee as well as the Retail Credit Risk Committee. These committees have authority for risk appetite (within the appetite set by the Board), strategy, frameworks and policy as well as oversight of RBS’s credit profile. The RBS Provisions Committee has authority over provisions adequacy and approves proposals from business provisions committees in accordance with approval thresholds. The RBS Provisions Committee is chaired either by the CCO or the Head of Provisions & Restructuring Credit.

Controls

Credit policy standards are in place for both the Wholesale and Personal portfolios. They are expressed as a set of mandatory controls.

Risk appetite (unaudited)

RBS’s approach to lending is governed by comprehensive credit risk appetite frameworks. The frameworks are closely monitored and actions are taken to adapt lending criteria as appropriate. Credit risk appetite aligns to the strategic risk appetite set by the Board, which includes capital adequacy, earnings volatility, funding and liquidity, and stakeholder confidence. The credit risk appetite frameworks have been designed to reflect factors (e.g. strategic and emerging risks) that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the credit risk appetite frameworks and risk appetite limits. The frameworks are supported by a suite of policies and transaction acceptance standards that set out the risk parameters within which franchises must operate.

For Wholesale the four formal frameworks used, and their basis for classification, are detailed in the following table.

Framework	Basis for classification
	Size	Other
Single name concentration	Net exposure or loss given default for a given probability of default
Sector	Exposure (1)	Risk – based on economic capital and other qualitative factors
Country	Exposure (1)
Product and asset class	Exposure – net/gross dependent on type of risk and limit definition.	Risk – based on heightened risk characteristics

Note:

(1)       Potential exposure as defined on the following page.

The Personal credit risk framework sets limits that measure and control the quality of both existing and new business for each relevant franchise or business segment. The actual performance of each portfolio is tracked relative to these limits and management action is taken where necessary. The limits apply to a range of credit risk-related measures including expected loss at a portfolio level, expected loss in a given stress scenario, projected credit default rates and the LTV ratio of the Personal mortgage portfolios.

Risk identification and measurement (unaudited)

Credit stewardship

Risks are identified through relationship management and credit stewardship of portfolios or customers. Credit risk stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

Risk measurement

RBS uses current exposure and potential exposure as its measures of credit risk exposure. Unless otherwise stated, current exposure and potential exposure are reported:

•                  Net of collateral – cash and gold collateral for all product types as well as financial collateral for derivative and securities financing products.

•                  Net of provisions – credit valuation adjustments for derivative and securities financing products; individual, collective and latent provisions across all other product types.

Exposures backed by guarantees are allocated to the guarantor rather than the direct obligor. This does not affect the current or potential exposure amount, but does affect allocations to obligors, sectors, country and product and asset classes.

Business review Capital and risk management

Credit risk: management basis continued

The following table summarises the differences between current exposure and potential exposure across product types:

Product	Current exposure	Potential exposure(1,2)
Lending	Drawn balances	Legally-committed limits
Derivatives and securities financing	Measured using the mark-to-market value after the effect of enforceable netting agreements and net of legally enforceable financial collateral.(3)	Measured using scaled credit limit utilisation, which takes into account mark-to-market movements, any collateral held and expected market movements over a specified horizon.(3)
Contingent obligations	Issued amount of the guarantee or letter of credit	Legally-committed amount
Leases	Net present value plus residual value
Banking book debt securities	Purchase value less subsequent amortisation
Trading book bonds Equity securities Settlement risk Suretyships Intra-group credit exposures	Not reported as credit risk

Notes:

(1)      Potential exposure includes all drawn exposure and all legally-committed undrawn exposure.

(2)      Potential exposure cannot be less than current exposure.

(3)      Current exposure and potential exposure for exchange-traded derivatives are defined as exposure at default.

Risk models (unaudited)

The output of credit risk models is used in the credit approval process – as well as for ongoing assessment, monitoring and reporting – to inform risk appetite decisions. These models are divided into different categories. Where the calculation method is on an individual counterparty or account level, the models used will be probability of default (PD), loss given default (LGD), or exposure at default (EAD). The economic capital model is used for credit risk appetite setting.

Asset quality

Credit grades are assigned at legal entity level for Wholesale customers.

All credit grades map to both an internal asset quality scale, used for external financial reporting, and a master grading scale for Wholesale exposures, which is used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be aggregated and reported at differing levels of detail depending on stakeholder or business requirements. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and non-performing loans as AQ10 (where the PD is 100%).

Risk mitigation (unaudited)

Risk mitigation techniques, as set out in the appropriate credit policies, are used in the management of credit portfolios across RBS. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties. To mitigate credit risk arising from Personal mortgage lending, collateral is taken in the form of residential property.

The key sectors where RBS provides asset-backed lending are commercial real estate, shipping and residential mortgages. Valuation methodologies are detailed below.

Commercial real estate valuations – RBS has a panel of chartered surveying firms that cover the spectrum of geography and property sectors in which RBS takes collateral. Suitable valuers for particular assets are contracted through a single service agreement to ensure consistency of quality and advice. Valuations are commissioned when an asset is taken as security; a material increase in a facility is requested; or a default event is anticipated or has occurred. In the UK, an independent third-party market indexation is applied to update external valuations once they are more than a year old.

Shipping valuations – Vessel valuations are obtained using several different independent sources. Valuations are usually undertaken on a desktop basis, assuming a willing buyer and willing seller. Most vessels are valued on a charter-free basis, but in certain circumstances the valuations take account of longer term committed charter income. Valuations are normally performed on a quarterly basis. From time to time, particularly for facilities showing increased signs of financial stress, a more formal valuation or specialist advice will be obtained.

Residential mortgages

RBS takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. RBS values residential property during the loan underwriting process by either appraising properties individually or valuing them collectively using statistically valid models. RBS updates residential property values quarterly using the relevant residential property index namely:

Region	Index used
UK	Halifax quarterly regional house price index
Northern Ireland	UK House Price Index (published by the Land Registry)
Republic of Ireland	Central Statistics Office residential property price index

Business review Capital and risk management

Credit risk: management basis continued

Counterparty credit risk

RBS mitigates counterparty credit risk arising from both derivatives transactions and repurchase agreements through the use of market standard documentation, enabling netting, and through collateralisation.

Amounts owed by RBS to a counterparty are netted against amounts the counterparty owes RBS, in accordance with relevant regulatory and internal policies. This is only done if a netting agreement is in place.

Risk assessment and monitoring (unaudited)

Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Wholesale and Personal portfolios.

Wholesale customers – including corporates, banks and other financial institutions – are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis.

A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction.

For lower risk transactions below specific thresholds, credit decisions can be approved through self-sanctioning within the business. This is facilitated through an auto-decisioning system, which utilises scorecards, strategies and policy rules to provide a recommended credit decision. Such credit decisions must be within the approval authority of the relevant business sanctioner.

For all other transactions credit is only granted to customers following joint approval by an approver from the business and the credit risk function. Credit risk management is organised in terms of the complexity of the assessment rather than aligned to franchises. The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities Framework approved by the Executive Risk Forum. The level of delegated authority held by approvers is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the Wholesale Credit Authorities Framework. Both business and credit approvers are accountable for the quality of each decision taken but the credit risk approver holds ultimate sanctioning authority.

Transaction Acceptance Standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. Transaction Acceptance Standards are one of the tools used to manage risk appetite at the customer/transaction level and are supplementary to the Credit Policy.

Where the customer is part of a group, the credit assessment considers aggregated credit risk limits for the customer group as well as the nature of the relationship with the broader group (for example parental support) and its impact on credit risk.

Credit relationships are reviewed, and credit grades (PD and LGD) re-approved, annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Personal customers are served through a lending approach that entails making a large number of small-value loans. To ensure that these lending decisions are made consistently, RBS analyses credit information, including the historical debt servicing behaviour of customers with respect to both RBS and their other lenders. RBS then sets its lending rules accordingly, developing different rules for different products.

The process is then largely automated, with customers receiving a credit score that reflects a comparison of their credit profile with the rule set. However, for relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions.

Underwriting standards are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened to sustain growth.

A key aspect of credit risk stewardship is ensuring that, when signs of customer stress are identified, appropriate debt management actions are applied.

Problem debt management

Wholesale (unaudited)

Early problem identification

Each segment has defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to classify the customer within the Risk of Credit Loss framework.

Risk of Credit Loss framework

The framework focuses on Wholesale customers whose credit profiles have deteriorated since origination. Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to the bank. There are two classifications which apply to non-defaulted customers within the framework – Heightened Monitoring and Risk of Credit Loss. The framework also applies to those customers that have met the bank’s default criteria (AQ10 exposures).

Heightened Monitoring customers are performing customers who have met certain characteristics, which have led to material credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities.

Business review Capital and risk management

Credit risk: management basis continued

Sector specific characteristics also exist. Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within the bank’s current risk appetite prior to maturity.

Risk of Credit Loss customers are performing customers who have met the criteria for Heightened Monitoring and also pose a risk of credit loss to the bank in the next 12 months, should mitigating action not be taken or not be successful.

Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. This includes a review of the customer’s credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring.

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

Restructuring

For the Wholesale problem debt portfolio, customer relationships are managed by the Restructuring team (this excludes customers managed by PBB).

The purpose of Restructuring is to protect the bank’s capital. Where practicable, Restructuring does this by working with corporate and commercial customers to support their turnaround and recovery strategies and enable them to return to mainstream banking. Restructuring will always aim to recover capital in a fair and efficient manner.

Specialists in Restructuring work with customers experiencing financial difficulties and showing signs of financial stress. Throughout Restructuring’s involvement the mainstream relationship manager will remain an integral part of the customer relationship, unless an exit strategy is deemed appropriate. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing.

Where a solvent outcome is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the preferred outcome.

Personal (unaudited)

Personal customers experiencing financial difficulty are managed by the Collections function. If the Collections function is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves into Recoveries. If at any point in the Collections and Recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular strategy and supported by a specialist team to ensure the customer receives appropriate support for their circumstances.

Collections

The Collections function takes over management of a customer when the customer exceeds an agreed limit or misses a regular monthly payment. Once in Collections the customer will be supported by skilled debt management staff who will endeavour to provide the customer with solutions based on current circumstances and, where appropriate, any known future changes to their financial position. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and breathing space. In the event that an affordable/sustainable agreement with a customer cannot be reached, the debt will transition into Recoveries.

In the Republic of Ireland, the relationship may pass to a specialist support team prior to any transfer to recoveries, depending on the outcome of customer financial assessment.

Recoveries

The Recoveries function will issue a notice of intention to default to the customer and, subsequently, a formal demand, while also registering the account with the credit reference agencies where appropriate. Following this, the customer’s debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer.

Business review Capital and risk management

Credit risk: management basis continued

Forbearance

Forbearance across RBS takes place when a concession is made on the contractual terms of a loan/debt in response to a customer’s financial difficulties. Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within current risk appetite, or reflect improving credit market conditions for the customer, are not considered forbearance.

The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs and financial profile of the customer, RBS applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Loans/debt may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms.

In the Personal portfolio, loans are considered forborne until they meet the exit criteria set out by the European Banking Authority. These include being classified as performing for two years since the last forbearance event, making regular repayments and the debtor being less than 30 days past due. Exit criteria are not currently applied for Wholesale portfolios.

Types of forbearance

The type of forbearance offered is tailored to the customer’s individual circumstances.

In the Wholesale portfolio, forbearance may involve covenant waivers, amendment to margin, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt for equity swap.

In the Personal portfolio forbearance may involve payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears and, in the Republic of Ireland only, temporary interest-only conversions. Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans. This includes instances where forbearance may be taken for customers with highly flexible mortgages.

Monitoring of forbearance

In the Wholesale portfolio, all customers are assigned a PD and related facilities an LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms. The ultimate outcome of a forbearance strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business or repayment outcome. Where forbearance is no longer viable, RBS will consider other options such as the enforcement of security, insolvency proceedings or both, albeit these are options of last resort.

For Personal portfolios, forborne loans are separated into a distinct population and reported on a regular basis until they exit the forborne population.

Provisioning for Wholesale forbearance

Provisions for forborne loans are assessed in accordance with normal provisioning policies (refer to impairment loss provision methodology). The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings, are considered in order to establish whether an impairment provision is required.

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

For performing loans, credit metrics are an integral part of the latent provision methodology, and an extended emergence period for forborne loans is applied.

The transfer of wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off or released and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment.

Provisioning for personal forbearance

The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is deemed likely to continue to do so.

The loan would remain in forbearance for the defined probation period and be subject to performance criteria including making regular repayments and be less than 30 days past due.

Additionally for some forbearance types a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (Ulster Bank RoI and UK PBB collections function).

Business review Capital and risk management

For the latent calculation, an extended emergence period is applied to account for the impact of forbearance within the portfolio. Additionally for portfolios with material forbearance, forborne loans form a separate risk pool and use a different PD model. The separate risk pool applies for the duration of the forbearance arrangement and with exit from forbearance segmentation dependent on meeting applicable probationary periods and performance criteria:

•                  UK PBB (excluding NI): The separate risk pool comprises all forborne loans. The provisioning calculation uses the higher of the observed default rates or PD.

•                  Ulster Bank RoI: forborne and previously forborne mortgages form separate risk pools. The PD model used is calibrated separately for forborne loans, using information on the historic performance of loans subject to similar arrangements.

For non-performing loans, there is no difference in treatment with the exception of Ulster Bank RoI, where forborne loans which result in an economic loss to the group form a separate risk pool and are subjected to specific provisioning treatments.

Impairment, provisioning and write-offs

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality.

Impairment

A financial asset is impaired if there is objective evidence that the amount, or timing, of future cash flows has been adversely affected. Refer to accounting policies on pages 246 and 247 for details of the quantification of impairment losses.

Days-past-due measures are typically used to identify evidence of impairment. In both the Wholesale and Personal portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Indicators of impairment include the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or evidence of diminished cash flows.

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

RBS uses one of the following three methods to quantify the provision required: individual, where the quantification method is on a case-by-case assessment of future cash flows; collective, a quantitative review of the relevant portfolio; and latent, where PD, LGD, drawn balance and emergence period are considered in the calculation.

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels are economic conditions, the interest rate environment, the ease and timing of enforcing loan agreements in varying legal jurisdictions and the level of customer co-operation.

In addition, for secured lending, key assumptions relate to the valuation of the security and collateral held, as well as the timing and cost of asset disposals based on underlying market depth and liquidity. Assessments are made by relationship managers on a case-by-case basis for individually-assessed provisions and are validated by credit teams. Impairments less than £1 million are approved by credit officers under their delegated authority. For individual impairments greater than £1 million, oversight is provided by the RBS Provisions Committee.

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

Write-offs

Impaired loans and receivables are written-off when there is no longer any realistic prospect of recovery of part, or the entire loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events. For details of the typical time frames, from initial impairment to write off, for collectively assessed portfolios refer to the accounting policies section on pages 246 and 247.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

Business review Capital and risk management

Credit risk: management basis continued

Portfolio summaries

The table below summarises current and potential exposure, by sector and asset quality. The table is unaudited except for forbearance, which is audited.

	Exposure					Portfolio and asset quality as a percentage of total current exposure
		Wholesale (1)					Wholesale (1)
		Banks and					Banks and
	Personal	other FIs	Sovereigns (2)	Other	Total	Personal	other FIs	Sovereigns (2)	Other	Total
2017	£m	£m	£m	£m	£m	%	%	%	%	%
AQ1-AQ4	118,234	34,263	147,517	42,696	342,710	25	7	31	9	72
AQ5-AQ8	52,836	3,483	59	67,444	123,822	11	1	—	14	26
AQ9	2,282	27	—	684	2,993	—	—	—	—	—
AQ10	3,284	36	—	2,967	6,287	1	—	—	1	2
Total current exposure	176,636	37,809	147,576	113,791	475,812	37	8	31	24	100

Total potential exposure	182,492	68,038	148,457	171,858	570,845

Risk of Credit Loss (3)	n/a	88	—	571	659
Forbearance stock (4,5)	4,461	13	—	3,385	7,859
Flow into forbearance (4,6)	649	11	—	1,640	2,300
Of which:
- Performing	274	10	—	1,196	1,480
- Non-performing	375	1	—	444	820
Provisions (7)	2,065	71	—	1,678	3,814
2016
AQ1-AQ4	111,899	42,903	118,049	49,121	321,972	24	9	26	11	70
AQ5-AQ8	47,992	4,392	135	72,340	124,859	10	1	—	16	27
AQ9	2,622	32	4	591	3,249	1	—	—	—	1
AQ10	3,693	355	—	3,465	7,513	1	—	—	1	2
Total current exposure	166,206	47,682	118,188	125,517	457,593	36	10	26	28	100
Total potential exposure	172,607	84,300	119,056	185,291	561,254

Risk of Credit Loss (3)	n/a	1	4	851	856
Forbearance stock (4,5)	5,284	63	1	4,213	9,561
Flow into forbearance (4,6)	834	5	1	3,232	4,072
Of which:
- Performing	447	3	—	1,782	2,232
- Non-performing	387	2	1	1,450	1,840
Provisions (7)	2,192	58	1	2,204	4,455
Year-on-year movements
Foreign exchange impact
- increase/(decrease)	539	(578)	618	(758)	(179)
Current exposure
- constant currency basis	166,745	47,104	118,806	124,759	457,414

Notes:

(1)              Includes SME customers managed in the Business Banking segment of UK PBB who are assigned a sector under RBS’s sector concentration framework.

(2)              Includes exposure to central governments, central banks and sub-sovereigns such as local authorities.

(3)              Excludes Private Banking, Lombard and Invoice Finance exposures which are not material in context of the Risk of Credit Loss portfolio.

(4)              Audited.

(5)              Wholesale forbearance stock represents loans that have been subject to a forbearance event in the two years up to the reporting date. Personal forbearance is aligned to European Banking Authority requirements.

(6)              Completed during the year.

(7)              Provision (including latent).

Business review Capital and risk management

Credit risk: management basis continued

Key points (unaudited)

•                  Measured against RBS’s asset quality scale, as at 31 December 2017, 72% of total current exposure was rated in the AQ1-AQ4 bands, equating to an indicative investment grade rating of BBB- or above (2016 – 70%). Across the Personal lending exposure, 67% was in the AQ1-AQ4 category (67% as at 31 December 2016). The loan-to-value (LTV) ratio of the mortgage portfolio was 57% (2016 – 58%).

•                  The increase in current exposure in the Personal portfolio mainly resulted from growth in UK mortgage lending and was within risk appetite. For further information, refer to page 187.

•                  The UK unsecured lending portfolio remained broadly stable in size.

•                  The increase in current exposure across the Wholesale portfolio reflected increases in the Sovereign sector resulting from liquidity management activities. This was offset by decreases in the Banks and other FIs portfolio, which reflected receipt of higher collateral against traded products and by decreases in Transport – particularly Shipping – in line with the exit strategy for this sector.

•                  Credit quality, measured against RBS’s asset quality scales marginally improved across the Wholesale and Personal portfolios, reflecting resilient market conditions during the period.

•                  The level of Wholesale and Personal provisions decreased. This reflected progress in reducing defaulted facilities. The Personal portfolio also benefited from house price improvements.

•                  Exposure classified as Risk of Credit Loss decreased over 2017. This decrease was driven by the Shipping sector as a result of the reclassification of customers to Heightened Monitoring and portfolio disposals (refer to page 192 for further information).

•                  Wholesale forbearance decreased significantly over 2017. This was driven by lower levels of new forbearance in the Commercial Real Estate and Shipping sectors. Additionally a number of Shipping facilities which were previously forborne were exited during 2017. (Refer to page 192 for further information).

•                  Loans totalling £1.4 billion were granted approval for forbearance in 2017 but had not yet reached legal completion at 31 December 2017 (2016 – £1.4 billion). These exposures are referred to as “in process” and are not included in the tables on the previous page. 71% (£1.0 billion) of these “in process” exposures related to non-performing customers and 29% (£0.4 billion) related to performing loans. The principal types of arrangements offered were payment concessions and loan rescheduling.

•                  £1.1 billion of wholesale forbearance related to payment concessions and £0.5 billion to non-payment concessions. Previously reported forbearance types are classified as non-payment (covenant concessions, release of security) and payment (payment concessions and loan rescheduling, forgiveness of all or part of the outstanding debt, variation in margin, standstill agreements).

Portfolio overview – geography

The table below summarises both current and potential exposure, by geographic region.

		Wholesale (1)					Wholesale (1)
		Banks and		Other	Current		Banks and		Other		Potential
	Personal	other FIs	Sovereigns (2)	wholesale	exposure	Personal	other FIs	Sovereigns (2)	wholesale	Total	exposure
2017	£m	£m	£m	£m	£m	%	%	%	%	%	£m
UK	158,965	17,992	91,161	94,896	363,014	33	4	19	20	76	413,378
RoI	15,319	751	2,416	4,612	23,098	3	—	1	1	5	24,502
Other Western Europe	514	7,504	43,414	8,559	59,991	—	2	9	2	13	86,866
US	377	6,987	8,430	2,580	18,374	—	1	2	1	4	31,497
RoW (3)	1,461	4,575	2,155	3,144	11,335	—	1	—	1	2	14,602
Total	176,636	37,809	147,576	113,791	475,812	36	8	31	25	100	570,845
2016
UK	148,882	19,393	69,390	101,197	338,862	34	4	15	22	75	391,369
RoI	15,079	433	2,387	4,565	22,464	3	—	1	1	5	23,771
Other Western Europe	528	9,978	36,603	10,100	57,209	—	2	8	2	12	86,660
US	329	11,116	7,338	3,607	22,390	—	2	2	1	5	38,177
RoW (3)	1,388	6,762	2,470	6,048	16,668	—	1	1	1	3	21,277
Total	166,206	47,682	118,188	125,517	457,593	37	9	27	27	100	561,254

Notes:

(1)              Includes SME customers managed in UK PBB Business Banking who are assigned a sector under RBS’s sector concentration framework.

(2)              Includes exposures to central governments, central banks and sub-sovereigns such as local authorities.

(3)              RoW: Rest of world, which also includes supranationals such as the World Bank and exposure relating to ocean-going vessels which cannot be meaningfully assigned to specific countries from a country risk perspective.

Key points (unaudited)

•                  The growth in the portfolio is mainly driven by an increase in UK exposures, which is in line with strategy and within risk appetite.

•                  Sovereign exposure in the UK and Western Europe (predominantly Germany) increased and reflects liquidity management transactions.

•                  Exposure to the US and RoW decreased as RBS continued to focus on its core markets. The movement includes RBS exiting from the Shipping sector.

Business review Capital and risk management

Credit risk: management basis continued

Overview of the Personal portfolio split by product type and segment on a current exposure basis (unaudited)

	2017					2016*
		Ulster	Private	RBS			Ulster	Private	RBS
	UK PBB	Bank RoI	Banking	International	Total	UK PBB	Bank RoI	Banking	International	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	136,473	14,444	8,416	2,722	162,055	127,896	14,396	7,168	2,637	152,097
Year-on-year movement	8,577	48	1,248	85	9,958
Of which:
Interest only variable rate	11,190	245	4,072	616	16,123	13,011	349	3,625	692	17,677
Interest only fixed rate	12,578	7	2,867	96	15,548	12,318	7	2,290	81	14,696
Mixed (capital and interest only)	6,027	70	—	20	6,117	6,003	75	—	23	6,101

Buy-to-let	17,844	1,646	1,146	923	21,559	18,105	1,777	770	881	21,533

Provisions	153	909	7	27	1,096	174	919	2	27	1,122
REIL	734	3,027	28	89	3,878	837	3,144	23	84	4,088

Other lending (1)	10,247	305	1,470	64	12,086	9,920	291	1,730	64	12,005
Year-on-year movement	327	14	(260)	—	81

Provisions	833	44	19	2	898	947	48	18	1	1,014
REIL	810	44	49	5	908	977	50	61	5	1,093

Total lending	146,720	14,749	9,886	2,786	174,141	137,816	14,687	8,898	2,701	164,102
Year-on-year movement	8,904	62	988	85	10,039

Mortgage LTV ratios (2)
- Total portfolio	56%	69%	55%	58%	57%	56%	76%	54%	57%	58%
- Performing	56%	65%	55%	56%	57%	56%	72%	54%	55%	57%
- Non-performing	57%	88%	59%	122%	78%	60%	94%	62%	117%	79%

* Re-presented to reflect the segmental reorganisation.

Notes:

(1)              Excludes loans guaranteed by a company and commercial real estate lending to personal customers.

(2)              Weighted by current exposure gross of provisions.

Key points (unaudited)

•                  The overall credit risk profile of the Personal portfolio, and its performance against credit risk appetite, remained stable during 2017.

•                  The increase in Personal portfolio lending was primarily driven by growth in mortgages; mainly in UK PBB.

•                  New mortgage lending was broadly inline with the levels seen in 2016. The portfolio was closely monitored against an agreed set of risk appetite parameters, which included loan-to-value, loan-to-income, buy-to-let, new-build concentrations and credit quality. This ensured that the portfolio remained appropriate for market conditions. Underwriting standards were maintained during the period.

•                  Most of the mortgage growth was in the owner-occupied portfolio. In line with market trends, new mortgages in the buy-to-let portfolio decreased as tax and regulatory changes in the UK affected borrower activity.

•                  The mortgage portfolio loan-to-value ratio remained largely stable. The improvement in Ulster Bank RoI reflected house price recovery.

•                  Overall the proportion of mortgages by value on interest-only and mixed terms (capital and interest only) reduced, reflecting a move to repayment mortgages and repayment of legacy mortgages. There was a marginal increase in interest only mortgages in Private Banking which reflected increased lending to high net worth individuals.

•                  43% of mortgage lending was in London and the South East (2016 – 44%). New business in this region reduced as a result of lower demand for both buy-to-let and owner-occupied properties. Average weighted loan-to-value for this region was 51% (2016 – 55%).

•                  Total provision and forbearance against mortgages continued to decrease. This reflected the relatively low-interest-rate environment in the UK and house price growth as well as a focus on the ability of customers to repay in a sustainable manner over the term of the facility.

•                  Unsecured lending balances remained broadly stable despite an upward trend in the wider UK market. Growth in the unsecured loan portfolio was offset by declines in the cards and overdrafts portfolios. The reduction in the cards portfolio reflected RBS’s decision to abstain from the 0% credit card balance transfer market.

•                  The total provision for unsecured lending reduced, reflecting the exit from defaulted debt.

Business review Capital and risk management

Credit risk: management basis continued

Overview of new mortgage lending on a current exposure basis as at drawdown (unaudited)

		Ulster	Private	RBS
	UK PBB	Bank RoI	Banking	International	Total
2017	£m	£m	£m	£m	£m
Gross new mortgage lending (1)	30,314	890	2,243	481	33,928
Of which:
Interest only variable rate	335	6	902	39	1,282
Interest only fixed rate	1,835	1	874	48	2,758
Mixed (capital and interest only)	893	—	—	—	893

Owner occupied	28,504	875	1,904	319	31,602
Average LTV by weighted value	70%	75%	63%	70%	70%

Buy-to-let	1,810	15	339	162	2,326
Average LTV by weighted value	62%	57%	56%	62%	61%

2016*
Gross new mortgage lending (1)	31,183	893	3,291	470	35,837
Of which:
Interest only variable rate	1,033	—	1,766	37	2,836
Interest only fixed rate	2,889	—	917	32	3,838
Mixed (capital and interest only)	801	—	—	3	804

Owner occupied	26,919	876	2,819	300	30,914
Average LTV by weighted value	71%	74%	55%	69%	70%

Buy-to-let	4,264	17	472	170	4,923
Average LTV by weighted value	62%	59%	54%	62%	61%

* Re-presented to reflect the segmental reorganisation.

Note:

(1)              For 2016, Private Banking includes additional lending of £1.5 billion. Following a change in methodology, this additional lending is excluded from 2017 data.

Personal portfolio – forbearance on a current exposure basis

		Ulster	Private	RBS
	UK PBB	Bank RoI	Banking	International	Total
2017	£m	£m	£m	£m	£m
Forbearance flow	432	181	31	5	649
Forbearance stock	1,332	3,101	7	21	4,461
Forbearance stock: arrears
Current	822	1,536	6	12	2,376
1-3 months in arrears	293	387	—	2	682
> 3 months in arrears	217	1,178	1	7	1,403
Provisions against forbearance stock	51	792	—	4	847

Forbearance type: (1)
Long-term arrangement (2)	746	1,048	6	18	1,818
Short-term arrangement (3)	875	2,053	1	3	2,932

2016*
Forbearance flow	459	316	49	10	834
Forbearance stock	1,467	3,709	65	43	5,284
Forbearance stock: arrears
Current	897	2,077	65	29	3,068
1-3 months in arrears	327	473	—	2	802
> 3 months in arrears	243	1,159	—	12	1,414
Provisions against forbearance stock	59	790	—	1	850

Forbearance type: (1)
Long-term arrangement (2)	812	1,249	63	37	2,161
Short-term arrangement (3)	970	2,460	2	6	3,438

* Re-presented to reflect the segmental reorganisation.

Notes:

(1)              Can include multiple arrangements.

(2)              Capitalisation term extensions, economic concessions.

(3)              Payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest arrangements.

Business review Capital and risk management

Credit risk: management basis continued

Mortgage LTV distribution by segment on a current exposure basis

		50%	80%	100%			Weighted
LTV ratio value (1)	<=50%	<=80%	<=100%	<=150%	>150%	Total	average LTV	Other	Total
	£m	£m	£m	£m	£m	£m	%	£m	£m
2017
Total RBS
AQ1-AQ8	57,839	78,813	18,645	1,181	53	156,531	56	621	157,152
AQ9	332	761	417	269	6	1,785	75	5	1,790
AQ10	849	1,201	499	518	29	3,096	78	17	3,113
	59,020	80,775	19,561	1,968	88	161,412	57	643	162,055

Of which:

UK PBB
AQ1-AQ8	50,487	67,553	15,882	294	24	134,240	56	508	134,748
AQ9	81	301	79	7	2	470	66	4	474
AQ10	523	614	80	16	4	1,237	57	14	1,251
	51,091	68,468	16,041	317	30	135,947	56	526	136,473

Ulster Bank RoI
AQ1-AQ8	3,510	4,990	2,079	864	14	11,457	63	—	11,457
AQ9	232	428	335	262	4	1,261	79	—	1,261
AQ10	306	531	395	477	17	1,726	88	—	1,726
	4,048	5,949	2,809	1,603	35	14,444	69	—	14,444

2016*
Total RBS
AQ1-AQ8	54,334	71,240	17,311	2,212	92	145,189	57	943	146,132
AQ9	335	760	492	636	13	2,236	87	6	2,242
AQ10	904	1,461	545	728	57	3,695	79	28	3,723
	55,573	73,461	18,348	3,576	162	151,120	58	977	152,097

Of which:

UK PBB
AQ1-AQ8	47,818	61,958	14,691	397	52	124,916	56	711	125,627
AQ9	79	295	102	10	3	489	68	4	493
AQ10	629	925	173	25	5	1,757	60	19	1,776
	48,526	63,178	14,966	432	60	127,162	56	734	127,896

Ulster Bank RoI
AQ1-AQ8	2,844	4,133	2,185	1,766	14	10,942	70	—	10,942
AQ9	237	417	372	614	8	1,648	88	—	1,648
AQ10	252	461	355	691	47	1,806	94	—	1,806
	3,333	5,011	2,912	3,071	69	14,396	76	—	14,396

* Re-presented to reflect the segmental reorganisation.

Note:

(1)              LTV is calculated on a current exposure basis, gross of provisions.

Business review Capital and risk management

Credit risk: management basis continued

UK PBB mortgage exposure by region and LTV on a current exposure basis

		50%	80%	100%			Weighted
LTV ratio value	<=50%	<=80%	<=100%	<=150%	>150%	Total	average LTV	Other	Total
	£m	£m	£m	£m	£m	£m	%	£m	£m
2017
South East	14,603	16,902	2,728	10	—	34,243	53	96	34,339
Greater London	13,589	9,897	1,322	3	—	24,811	48	113	24,924
Scotland	2,849	5,336	2,415	42	—	10,642	63	35	10,677
North West	4,124	7,497	2,118	9	—	13,748	59	62	13,810
South West	4,181	6,568	1,054	9	—	11,812	56	40	11,852
West Midlands	2,577	5,259	1,499	6	—	9,341	61	42	9,383
Rest of the UK	9,168	17,009	4,905	238	30	31,350	60	138	31,488
Total	51,091	68,468	16,041	317	30	135,947	56	526	136,473

2016*
South East	13,955	15,955	2,181	13	—	32,104	53	155	32,259
Greater London	13,729	9,328	939	4	—	24,000	47	160	24,160
Scotland	2,955	5,290	1,918	46	—	10,209	61	51	10,260
North West	3,651	6,848	2,362	21	—	12,882	61	74	12,956
South West	3,826	6,005	995	13	—	10,839	56	62	10,901
West Midlands	2,277	4,729	1,396	7	—	8,409	61	48	8,457
Rest of the UK	8,133	15,023	5,175	328	60	28,719	62	184	28,903
Total	48,526	63,178	14,966	432	60	127,162	56	734	127,896

* Re-presented to reflect the segmental reorganisation

Commercial real estate (CRE) (unaudited)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and building materials).

The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

CRE exposure by sub-sector on a current exposure basis (unaudited)

	2017				2016
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub-sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential	4,173	222	28	4,423	3,762	70	37	3,869
Office	2,944	233	599	3,776	3,173	128	574	3,875
Retail	5,318	41	130	5,489	4,802	48	58	4,908
Industrial	2,377	35	14	2,426	2,657	30	52	2,739
Mixed/other	4,635	190	158	4,983	6,141	253	234	6,628
	19,447	721	929	21,097	20,535	529	955	22,019

Development
Residential	3,008	112	151	3,271	3,127	133	44	3,304
Office	114	—	—	114	149	26	—	175
Retail	249	4	2	255	168	—	2	170
Industrial	49	—	—	49	39	3	13	55
Mixed/other	66	3	—	69	11	20	—	31
	3,486	119	153	3,758	3,494	182	59	3,735

Total	22,933	840	1,082	24,855	24,029	711	1,014	25,754

Note:

(1)              Geography splits are based on country of collateral risk.

Business review Capital and risk management

Credit risk: management basis continued

Key points (unaudited)

•                  The majority of the CRE exposure is managed by Commercial & Private Banking. The reduction in exposure over the period is the result of the successful implementation of distribution and capital market activity, in line with business strategy.

•                  The commercial real estate market performed far better in 2017 than had been expected by most at the start of the year. Investment activity was 20% up on 2016 and just 10% short of the record level reached in 2015. A notable factor was the influx of capital from China, estimated at over £10 billion, equating for approximately 15% of the total market.

•                  Much of this capital was targeted at the London office market, helping to support values despite the ongoing risks associated with exiting the European Union. The industrial market was the standout performer, supported by growing demand for logistics capacity. At the other end of the scale, the retail sector continued to feel the effect of online sales growth, with secondary shopping centres particularly at risk from falling tenant demand.

•                  As a result of wider ongoing economic uncertainty, tightened underwriting standards were maintained, with further tightening of appetite in certain asset classes and sub-sectors throughout the year.

•                  The core strategy for CRE in the Republic of Ireland is in line with the wider Ulster Bank RoI strategy to support the Irish economy with some controlled growth of the balance sheet over the upcoming years, within risk appetite.

Commercial Banking UK investment portfolio by UK region on a current exposure basis (unaudited)

	2017		2016
UK region	£m	%	£m	%

Greater London	3,535	27	3,816	27
Multiple locations (1)	2,753	22	2,976	22
South East	1,512	12	1,650	12
Midlands	1,520	12	1,767	13
North	1,465	12	1,635	12
Scotland	960	8	1,006	7
Rest of UK	829	7	915	7

Note:

(1)  Lending secured against property portfolios with multiple assets across the UK.

CRE loan-to-value ratio on a current exposure basis

	2017			2016
	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total
Loan-to-value	£m	£m	£m	£m	£m	£m

<= 50%	9,608	54	9,662	10,695	53	10,748
> 50% and <= 70%	6,631	105	6,736	6,508	120	6,628
> 70% and <= 90%	483	81	564	773	124	897
> 90% and <= 100%	83	21	104	130	41	171
> 100% and <= 110%	34	16	50	74	24	98
> 110% and <= 130%	67	407	474	136	357	493
> 130% and <= 150%	45	23	68	82	28	110
> 150%	74	31	105	108	61	169
Total with LTVs	17,025	738	17,763	18,506	808	19,314
Total portfolio average LTV (1)	47%	119%	51%	48%	113%	51%
Other (2)	3,023	311	3,334	2,356	349	2,705
Development (3)	3,610	148	3,758	3,555	180	3,735
	23,658	1,197	24,855	24,417	1,337	25,754

Notes:

(1)              Weighted average by current exposure gross of provisions.

(2)              Relates predominantly to business banking, rate risk management products and unsecured corporate lending.

(3)              Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Business review Capital and risk management

Credit risk: management basis continued

CRE asset quality on a current exposure basis (unaudited)

	2017	2016
	£m	£m
AQ1-AQ4	7,609	7,671
AQ5-AQ8	15,960	16,638
AQ9	90	108
AQ10	1,196	1,337
Total	24,855	25,754

Forbearance flow	302	524
Risk of Credit Loss	108	50
Provision (including latent)	334	544

Shipping on a current exposure basis (unaudited)

Exposure to the shipping sector is summarised below.

	2017	2016
	£m	£m

AQ1-AQ4	1,159	1,504
AQ5-AQ8	869	2,158
AQ9	—	24
AQ10	483	867
Total	2,511	4,553

Forbearance flow	—	723
Risk of Credit Loss	23	362
Provision	168	394

Key points (unaudited)

•                  The majority of the Shipping portfolio relates to loans or finance leases secured by ocean-going vessels. The remaining exposure relates principally to Ports, Shipbuilding and Inland Water Transport sub sectors. In line with RBS’s exit strategy for this portfolio the reduction in exposure during 2017 was largely driven by asset sales and debt repayment on the ship finance product; with other exposure remaining largely stable.

•                  The key component of the AQ1-AQ4 exposure banding is a portfolio of long-dated finance leases, financing ships to investment-grade oil majors and shipping companies.

•                  The most significant movement in exposure during 2017 was in the AQ5-AQ8 banding where the bulk of the ship finance debt portfolio lies. The reduction in exposure was mainly as a result of asset disposals resulting from the exit strategy.

•                  Continued progress in managing down the defaulted portfolio resulted in lower AQ10 exposure, with very few new transfers into the category during 2017.

•                  The weakness in the dry bulk and container shipping markets generated a high level of forbearance activity in 2016. However, a recovery in those markets, particularly in dry bulk, during 2017 limited the flow into forbearance. Fewer forbearance concessions were granted and these related to smaller exposures. The market recovery – as well as clients, in general, continuing to support their shipping investments in terms of maintaining debt service and security cover covenants – allowed RBS to remove a number of transactions from risk of loss status during the year.

Business review Capital and risk management

Credit risk: management basis continued

Balance sheet to current exposure bridge (unaudited)

The table below provides a bridge between the balance sheet and the related components of current exposure (CE).

		Within		Netting	Methodology	Not within the
	Balance	the scope of	Disposal	and	differences and	scope of
	sheet	market risk (1)	groups (2)	collateral (3)	reclassifications (4)	CE (5)	CE
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	98.3	—	—	—	—	(3.4)	94.9
Reverse repurchase agreements and stock
borrowing (6)	40.7	—	—	(34.2)	—	(4.4)	2.2
Loans and advances	339.4	(0.3)	—	(21.6)	(9.0)	(3.9)	304.6
Debt securities	78.9	(27.4)	—	—	0.2	—	51.6
Equity shares	0.5	—	—	—	—	(0.5)	—
Settlement balances	2.5	—	—	—	—	(2.5)	—
Derivatives	160.8	—	—	(149.5)	—	—	11.3
Other assets (7)	16.8	—	—	—	—	(15.5)	1.3
Total assets	738.0	(27.7)	—	(205.3)	(8.9)	(30.2)	465.9
Contingent obligations							9.9
							475.8

2016
Cash and balances at central banks	74.3	—	—	—	(0.6)	(4.2)	69.5
Reverse repurchase agreements and stock
borrowing (6)	41.8	—	—	(39.4)	—	—	2.4
Loans and advances	340.3	(0.2)	—	(24.4)	(8.4)	(1.7)	305.6
Debt securities	72.5	(24.4)	—	—	0.4	—	48.5
Equity shares	0.7	(0.2)	—	—	(0.5)	—	(0.0)
Settlement balances	5.5	—	—	—	—	(5.5)	—
Derivatives	247.2	—	—	(226.8)	(1.4)	—	19.0
Other assets (7)	16.8	—	—	—	—	(15.5)	1.3
Total assets	799.1	(24.8)	—	(290.6)	(10.5)	(26.9)	446.3
Contingent obligations							11.3
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

(6)              Balance sheet position shows reverse repurchase and stock borrowing position; current exposure position shows net reverse repurchase/stock borrowing and repurchase/stock lending position.

(7)              Balance sheet position includes intangible assets, property, plant and equipment, deferred tax, prepayments and accrued income and assets of disposal groups.

Business review Capital and risk management

Credit risk: balance sheet analysis

Current and Potential Exposures presented in Credit risk: management basis are used by Group Credit Risk Management for risk management and monitoring. However, they exclude certain exposures, primarily trading securities and take account of legal netting agreements that provide a right of legal set-off but do not meet the offset criteria in IFRS. The tables that follow are therefore provided to supplement the disclosures in the Credit risk: management basis section, to reconcile to the balance sheet. The tables in this section include balances relating to disposal groups, reflecting the total credit risk and losses faced by RBS. All the disclosures in this section are audited.

Financial assets

Exposure summary and credit mitigation

The following table analyses financial asset exposures, both gross and net of offset arrangements, as well as credit mitigation and enhancement.

										Exposure
					Collateral (4)					post credit
	Gross	IFRS	Carrying	Balance sheet			Real estate and other		Credit	mitigation and
	exposure	offset (1)	value (2)	offset (3)	Cash (5)	Securities (6)	Residential (7)	Commercial (7)	enhancement (8)	enhancement
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	98.4	—	98.4	—	—	—	—	—	—	98.4
Reverse repos	84.7	(44.0)	40.7	(0.3)	—	(40.4)	—	—	—	—
Lending	340.6	(1.1)	339.5	(27.9)	(0.9)	(3.3)	(174.2)	(45.0)	(2.1)	86.1
Debt securities	78.9	—	78.9	—	—	—	—	(0.1)	—	78.8
Equity shares	0.5	—	0.5	—	—	—	—	—	—	0.5
Derivatives	177.9	(17.1)	160.8	(128.3)	(20.3)	(5.9)	—	—	(6.3)	—
Settlement balances	3.2	(0.7)	2.5	—	—	—	—	—	—	2.5
Total	784.2	(62.9)	721.3	(156.5)	(21.2)	(49.6)	(174.2)	(45.1)	(8.4)	266.3
Short positions	(28.5)	—	(28.5)	—	—	—	—	—	—	(28.5)
Net of short positions	755.7	(62.9)	692.8	(156.5)	(21.2)	(49.6)	(174.2)	(45.1)	(8.4)	237.8

2016
Cash and balances
at central banks	74.3	—	74.3	—	—	—	—	—	—	74.3
Reverse repos	73.5	(31.7)	41.8	(1.1)	—	(40.7)	—	—	—	—
Lending	340.9	(0.6)	340.3	(29.8)	(0.8)	(3.5)	(154.3)	(52.8)	(2.1)	97.0
Debt securities	72.5	—	72.5	—	—	—	—	—	—	72.5
Equity shares	0.7	—	0.7	—	—	—	—	—	—	0.7
Derivatives	298.1	(51.1)	247.0	(197.3)	(28.7)	(8.4)	—	—	(12.6)	—
Settlement balances	7.0	(1.5)	5.5	—	—	—	—	—	—	5.5
Total	867.0	(84.9)	782.1	(228.2)	(29.5)	(52.6)	(154.3)	(52.8)	(14.7)	250.0
Short positions	(22.1)	—	(22.1)	—	—	—	—	—	—	(22.1)
Net of short positions	844.9	(84.9)	760.0	(228.2)	(29.5)	(52.6)	(154.3)	(52.8)	(14.7)	227.9

Notes:

(1)       Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation. During 2016 and 2017, changes in the legal contracts with LCH and CME led to many derivatives cleared through that counterparty being settled to market each day rather than being collateralised as previously. This led to the derecognition of the associated assets and liabilities.

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

Key points

•                  The majority of the £237.8 billion net exposure comprises cash and balances at central banks, unsecured commercial and personal bank lending and sovereign debt securities.

•                  Net exposure increased by £9.9 billion reflecting higher cash placements with UK and Eurozone central banks and higher debt securities

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Sector concentration

The following table analyses financial assets by industry sector.

						Other
	Reverse		Securities			financial	Balance		Exposure
	repos	Lending	Debt	Equity	Derivatives	assets	sheet value	Offset	post offset
2017	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	1,308	4,684	63,070	—	1,806	20	70,888	(3,356)	67,532
Financial institutions - banks	13,997	16,264	4,062	4	89,972	98,337	222,636	(94,912)	127,724
- other (1)	25,407	30,832	9,895	325	61,824	2,352	130,635	(67,267)	63,368
Personal - mortgages	—	163,010	—	—	—	—	163,010	—	163,010
- unsecured	—	14,587	—	—	15	1	14,603	—	14,603
Property	—	33,381	155	2	797	—	34,335	(1,234)	33,101
Construction	—	3,798	2	—	106	10	3,916	(632)	3,284
Manufacturing	—	8,862	888	107	884	28	10,769	(1,583)	9,186
Finance leases and instalment credit	—	12,019	2	—	—	—	12,021	—	12,021
Retail, wholesale and repairs	—	12,300	33	—	311	16	12,660	(1,434)	11,226
Transport and storage	—	4,241	198	—	549	—	4,988	(717)	4,271
Health, education and leisure	4	11,337	23	—	553	5	11,922	(757)	11,165
Hotels and restaurants	—	6,049	18	—	31	—	6,098	(168)	5,930
Utilities	—	4,172	49	—	2,564	46	6,831	(1,673)	5,158
Other	16	17,726	566	21	1,431	39	19,799	(3,102)	16,697
Total gross of provisions	40,732	343,262	78,961	459	160,843	100,854	725,111	(176,835)	548,276
Provisions	—	(3,814)	(28)	(9)	—	—	(3,851)	n/a	(3,851)
Total	40,732	339,448	78,933	450	160,843	100,854	721,260	(176,835)	544,425

2016
Central and local government	219	6,091	58,472	—	2,521	63	67,366	(5,188)	62,178
Financial institutions - banks	12,860	17,291	3,437	11	145,956	74,250	253,805	(149,941)	103,864
- other (1)	28,407	33,083	9,738	619	88,409	5,290	165,546	(91,395)	74,151
Personal - mortgages	—	153,319	—	—	—	8	153,327	—	153,327
- unsecured	—	14,492	—	—	39	—	14,531	—	14,531
Property	—	34,756	148	54	1,051	13	36,022	(1,111)	34,911
Construction	—	4,247	—	—	97	35	4,379	(779)	3,600
Manufacturing	43	9,609	198	12	1,851	18	11,731	(1,083)	10,648
Finance leases and instalment credit	—	12,269	—	—	3	—	12,272	(3)	12,269
Retail, wholesale and repairs	—	12,823	7	—	610	2	13,442	(1,610)	11,832
Transport and storage	—	6,428	28	—	1,086	—	7,542	(971)	6,571
Health, education and leisure	—	11,526	17	—	632	11	12,186	(648)	11,538
Hotels and restaurants	—	6,079	6	—	46	—	6,131	(181)	5,950
Utilities	193	3,938	159	—	3,488	15	7,793	(1,603)	6,190
Other	65	18,818	394	88	1,192	71	20,628	(2,324)	18,304
Total gross of provisions	41,787	344,769	72,604	784	246,981	79,776	786,701	(256,837)	529,864
Provisions	—	(4,455)	(82)	(81)	—	—	(4,618)	n/a	(4,618)
Total	41,787	340,314	72,522	703	246,981	79,776	782,083	(256,837)	525,246

Note:

(1)       Includes loans made by consolidated conduits to asset owning companies.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Asset quality

The asset quality analysis presented below is based on internal asset quality ratings which have ranges for the probability of default. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBS map to both an asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following table and are set out on pages 203 to 204.

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

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

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

							Impairment
	AQ1-AQ4	AQ5-AQ8	AQ9	AQ10	Past due	Impaired	provision	Total
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	98.3	—	—	—	—	—	—	98.3
Banks
- Reverse repos	12.1	1.9	—	—	—	—	—	14.0
- Derivative cash collateral	6.7	0.2	—	—	—	—	—	6.9
- Bank loans	8.9	0.5	—	—	—	—	—	9.4
- Total	27.7	2.6	—	—	—	—	—	30.3
Customers
- Reverse repos	26.0	0.7	—	—	—	—	—	26.7
- Derivative cash collateral	14.5	0.2	—	—	—	—	—	14.7
- Customer loans	186.3	108.7	2.8	0.7	6.4	7.4	(3.8)	308.5
- Total	226.8	109.6	2.8	0.7	6.4	7.4	(3.8)	349.9
Settlement balances and
other financial assets	2.2	0.1	0.1	0.1	—	—	—	2.5
Derivatives	153.4	7.4	—	—	—	—	—	160.8
Undrawn commitments	78.7	45.6	0.1	0.5	—	—	—	124.9
Contingent liabilities	8.8	2.2	—	0.1	—	—	—	11.1
Total	595.9	167.5	3.0	1.4	6.4	7.4	(3.8)	777.8

Total %	76.6%	21.5%	0.4%	0.2%	0.8%	1.0%	(0.5%)	100.0%

Business review Capital and risk management

Credit risk: balance sheet analysis continued

							Impairment
	AQ1-AQ4	AQ5-AQ8	AQ9	AQ10	Past due	Impaired	provision	Total
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	74.3	—	—	—	—	—	—	74.3
Banks
- Reverse repos	11.1	1.4	0.4	—	—	—	—	12.9
- Derivative cash collateral	6.5	0.2	—	—	—	—	—	6.7
- Bank loans	10.0	0.4	0.1	—	—	—	—	10.5
- Total	27.6	2.0	0.5	—	—	—	—	30.1
Customers
- Reverse repos	28.3	0.6	—	—	—	—	—	28.9
- Derivative cash collateral	16.8	0.2	—	—	—	—	—	17.0
- Customer loans	180.6	109.2	4.2	1.0	6.6	8.9	(4.5)	306.0
- Total	225.7	110.0	4.2	1.0	6.6	8.9	(4.5)	351.9
Settlement balances and
other financial assets	5.1	0.3	—	0.1	—	—	—	5.5
Derivatives	234.2	12.8	—	—	—	—	—	247.0
Undrawn commitments	88.6	49.3	0.1	0.6	—	—	—	138.6
Contingent liabilities	9.2	2.7	—	0.1	—	—	—	12.0
Total	664.7	177.1	4.8	1.8	6.6	8.9	(4.5)	859.4

Total %	77.3%	20.7%	0.6%	0.2%	0.7%	1.0%	(0.5%)	100.0%

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

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and related credit metrics by reportable segment.

					Credit metrics
					REIL as a%	Provisions	Provisions as a%	Impairment
	Gross loans to				of gross loans	as a%	of gross loans	losses/	Amounts
	Banks	Customers	REIL	Provisions	to customers	of REIL	to customers	(releases)	written-off
2017	£m	£m	£m	£m	%	%	%	£m	£m
UK PBB	500	162,957	1,975	1,280	1.2	65	0.8	235	572
Ulster Bank RoI	2,447	20,623	3,282	1,131	15.9	34	5.5	60	124
Commercial Banking	697	98,182	3,196	1,162	3.3	36	1.2	362	335
Private Banking	109	13,514	95	32	0.7	34	0.2	6	4
RBS International	29	8,743	103	35	1.2	34	0.4	3	6
NatWest Markets	7,490	22,902	253	174	1.1	69	0.8	(137)	167
Central items & other	4,992	77	—	—	—	—	—	1	2
Total	16,264	326,998	8,904	3,814	2.7	43	1.2	530	1,210

2016*
UK PBB	504	154,190	2,372	1,537	1.5	65	1.0	125	521
Ulster Bank RoI	2,418	20,130	3,513	1,200	17.5	34	6.0	(113)	2,057
Commercial Banking	582	100,914	1,946	845	1.9	43	0.8	206	577
Private Banking	111	12,188	105	31	0.9	30	0.3	(3)	3
RBS International	18	8,812	109	38	1.2	35	0.4	10	6
NatWest Markets	7,871	30,988	2,264	803	7.3	35	2.6	312	509
Central items & other	5,787	256	1	1	0.4	100	0.4	—	22
Total	17,291	327,478	10,310	4,455	3.1	43	1.4	537	3,695

* Re-presented to reflect the segmental reorganisation.

Key points

•                  UK PBB: mortgage growth of £8.8 billion was the principal driver of the gross lending increase in 2017. Impairment losses and write-offs were higher as debt flow into default continues to increase, particularly for loans arising from business written between Q4 2015 and mid 2016.

•                  Commercial Banking: customer lending decreased by £2.7 billion as a result of active capital management offset by growth in targeted segments. The increase in impairment loss was largely driven by a small number of single name impairments, principally in the second half of 2017.

•                  Private Banking: lending growth of £1.3 billion primarily on mortgages.

•                  NatWest Markets: customer lending decreased by £8.0 billion primarily due to disposal activity.

•                  Central items & other: Short term bank placings declined £0.8 billion.

•                  REIL were 2.7% of gross lending, down from 3.1% in 2016.This reflected the relatively low-interest-rate environment in the UK and house price growth for personal lending, along with disposal activity of legacy assets within NatWest Markets.

•                  Provisions coverage of REIL was stable at 43%, but within that write offs, repayments and disposals in REIL were £1.2 billion and £2.7 billion compared with £3.7 billion and £3.3 billion a year ago.

•                  Total provision fell by £0.6 billion to £3.8 billion principally in legacy NatWest Markets. Commercial Banking provisions increased by £236 million in Q4 2017 reflecting transfer of legacy assets, including Shipping.

•                  Amounts written off were significantly lower at £1.2 billion compared to £3.7 billion in 2016, primarily in commercial real estate which had £1.3 billion lower write offs in 2017, principally in Ulster Bank RoI.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Impairment charge and provisions

The tables below analyse the categories of loan impairment losses/(releases) and provisions by reportable segment.

	Impairment losses/(releases)				Impairment provision
	Individual	Collective	Latent	Total	Individual	Collective	Latent	Total
2017	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	17	212	6	235	34	1,035	211	1,280
Ulster Bank RoI	(8)	72	(4)	60	45	1,010	76	1,131
Commercial Banking	336	32	(6)	362	848	229	85	1,162
Private Banking	5	—	1	6	26	—	6	32
RBS International	2	—	1	3	28	—	7	35
NatWest Markets	(124)	(1)	(12)	(137)	151	18	5	174
Central items & other	1	—	—	1	—	—	—	—
Total	229	315	(14)	530	1,132	2,292	390	3,814

2016*
UK PBB	5	118	2	125	26	1,306	205	1,537
Ulster Bank RoI	(8)	99	(204)	(113)	69	1,053	78	1,200
Commercial Banking	196	3	7	206	479	278	88	845
Private Banking	2	—	(5)	(3)	27	—	4	31
RBS International	9	—	1	10	32	—	6	38
NatWest Markets	331	(2)	(17)	312	761	23	19	803
Central items & other	—	—	—	—	1	—	—	1
Total	535	218	(216)	537	1,395	2,660	400	4,455

* Re-presented to reflect segmental reorganisation.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Sector and geographical concentration

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office. Ulster Bank RoI contributes a significant proportion of the European loan exposure. Refer to Business review on page 136.

				Credit metrics
				REIL	Provisions	Provisions	Impairment
	Gross			as a% of	as a%	as a% of	losses/	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	(releases)	written-off
2017	£m	£m	£m	%	%	%	£m	£m
Central and local government	4,684	—	—	—	—	—	—	—
Finance	30,832	54	44	0.2	81	0.1	3	7
Personal - mortgages (1)	163,010	3,876	994	2.4	26	0.6	50	87
- unsecured	14,587	937	763	6.4	81	5.2	235	424
Property	33,381	1,119	283	3.4	25	0.8	(82)	133
Construction	3,798	426	298	11.2	70	7.8	196	36
of which: commercial real estate	24,784	1,189	293	4.8	25	1.2	(76)	139
Manufacturing	8,862	147	64	1.7	44	0.7	4	25
Finance leases and instalment credit	12,019	170	88	1.4	52	0.7	23	14
Retail, wholesale and repairs	12,300	446	193	3.6	43	1.6	93	81
Transport and storage	4,241	700	195	16.5	28	4.6	(32)	165
Health, education and leisure	11,337	330	145	2.9	44	1.3	65	48
Hotels and restaurants	6,049	193	80	3.2	41	1.3	17	46
Utilities	4,172	35	21	0.8	60	0.5	(18)	13
Other	17,726	471	256	2.7	54	1.4	(10)	131
Latent	—	—	390	—	—	—	(14)	—
Total	326,998	8,904	3,814	2.7	43	1.2	530	1,210

Of which:
UK
Personal - mortgages	147,399	849	137	0.6	16	0.1	(22)	20
- unsecured	14,145	892	721	6.3	81	5.1	229	411
Property and construction	35,985	1,488	528	4.1	35	1.5	131	144
of which: commercial real estate	23,754	1,139	247	4.8	22	1.0	(71)	116
Other	107,654	2,309	908	2.1	39	0.8	142	495
Latent	—	—	312	—	—	—	(7)	—
Total	305,183	5,538	2,606	1.8	47	0.9	473	1,070

Europe
Personal - mortgages	15,572	3,027	857	19.4	28	5.5	72	63
- unsecured	442	45	41	10.2	91	9.3	3	11
Property and construction	1,194	57	52	4.8	91	4.4	(9)	24
of which: commercial real estate	1,030	50	46	4.9	92	4.5	(5)	23
Other	4,054	191	133	4.7	70	3.3	(9)	31
Latent	—	—	78	—	—	—	(6)	—
Total	21,262	3,320	1,161	15.6	35	5.5	51	129

Total banks	16,264	—	—	—	—	—	—	—

Note:

(1)              Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

For commentary on residential mortgages and commercial real estate see Credit risk management basis section

Business review Capital and risk management

Credit risk: balance sheet analysis continued

				Credit metrics
				REIL	Provisions	Provisions	Impairment
	Gross			as a% of	as a%	as a% of	losses/	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	(release)	written-off
2016	£m	£m	£m	%	%	%	£m	£m
Central and local government	6,091	1	1	—	100	—	1	2
Finance	33,083	61	51	0.2	84	0.2	(2)	17
Personal - mortgages (1)	153,319	4,091	1,019	2.7	25	0.7	222	290
- unsecured	14,492	1,113	900	7.7	81	6.2	138	396
Property	34,756	1,370	489	3.9	36	1.4	(162)	1,485
Construction	4,247	264	137	6.2	52	3.2	8	153
of which: commercial real estate	26,265	1,407	511	5.4	36	1.9	(184)	1,483
Manufacturing	9,609	173	90	1.8	52	0.9	13	90
Finance leases and instalment credit	12,269	139	79	1.1	57	0.6	8	12
Retail, wholesale and repairs	12,823	283	182	2.2	64	1.4	39	169
Transport and storage	6,428	1,388	422	21.6	30	6.6	419	301
Health, education and leisure	11,526	381	129	3.3	34	1.1	8	75
Hotels and restaurants	6,079	211	107	3.5	51	1.8	13	116
Utilities	3,938	95	50	2.4	53	1.3	(20)	2
Other	18,818	740	399	3.9	54	2.1	68	587
Latent	—	—	400	—	—	—	(216)	—
Total customers	327,478	10,310	4,455	3.1	43	1.4	537	3,695

Of which:
UK
Personal - mortgages	137,427	943	143	0.7	15	0.1	(4)	3
- unsecured	14,198	1,060	853	7.5	80	6.0	132	362
Property and construction	37,942	1,543	537	4.1	35	1.4	(98)	676
of which: commercial real estate	25,311	1,323	426	5.2	32	1.7	(102)	600
Other	115,833	3,133	1,299	2.7	41	1.1	666	629
Latent	—	—	318	—	—	—	(12)	—
Total	305,400	6,679	3,150	2.2	47	1.0	684	1,670

Europe
Personal - mortgages	15,548	3,144	872	20.2	28	5.6	226	287
- unsecured	265	52	46	19.6	88	17.4	5	11
Property and construction	1,055	85	84	8.1	99	8.0	(56)	933
of which: commercial real estate	947	78	78	8.2	100	8.2	(83)	878
Other	3,920	279	165	7.1	59	4.2	(156)	665
Latent	—	—	83	—	—	—	(204)	—
Total	20,788	3,560	1,250	17.1	35	6.0	(185)	1,896

Total banks	17,291	—	—	—	—	—	—	—

Note:

(1)              Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Business review Capital and risk management

Past due analysis

The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2017	2016
	£m	£m
Past due 1-29 days	3,535	3,852
Past due 30-59 days	902	753
Past due 60-89 days	456	512
Past due 90 days or more	1,481	1,445
Total	6,374	6,562

Past due analysis by sector
Personal	3,731	3,577
Property and construction	667	1,020
Financial institution	24	94
Other corporate	1,952	1,871
Total	6,374	6,562

Risk elements in lending

The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2017		2016
	Impaired loans	Accruing past due	Impaired loans	Accruing past due
	£m	£m	£m	£m
UK	4,450	1,087	5,557	1,122
overseas	2,973	394	3,308	323
Total	7,423	1,481	8,865	1,445

Notes:

(1)              REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

(2)              For details on impairment methodology refer to Credit risk on page 184 and Accounting policy 15 Impairment of financial assets on pages 246 and 247.

Risk elements in lending

The tables below analyse REIL by segment.

	2017								2016
		Ulster					Central
	UK	Bank	Commercial	Private	RBS	NatWest	items
	PBB	RoI	Banking	Banking	International	Markets	& other	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January*	2,372	3,513	1,946	105	109	2,264	1	10,310	12,157
Inter segment transfers	—	—	1,384	—	—	(1,384)	—	—	—
Currency translation and other adjustments	—	123	—	—	5	(86)	1	43	1,013
Additions	1,227	550	1,590	28	62	98	14	3,569	5,306
Transfers between REIL and
potential problem loans	(152)	—	10	(2)	7	8	—	(129)	(166)
Transfer to performing book	(294)	(336)	(283)	—	(33)	(12)	(1)	(959)	(960)
Repayments and disposals	(606)	(444)	(1,116)	(32)	(41)	(468)	(13)	(2,720)	(3,345)
Amounts written-off	(572)	(124)	(335)	(4)	(6)	(167)	(2)	(1,210)	(3,695)

At 31 December	1,975	3,282	3,196	95	103	253	—	8,904	10,310

* Re-presented to reflect segmental reorganisation

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Provisions

The tables below analyse provisions by segment.

	2017								2016
		Ulster					Central
	UK	Bank	Commercial	Private	RBS	NatWest	items

	PBB	RoI	Banking	Banking	International	Markets	& other	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January*	1,537	1,200	845	31	38	803	1	4,455	7,139
Inter segment transfers	—	—	293	—	—	(293)	—	—	—
Currency translation and other adjustments	—	8	(7)	—	—	(27)	—	(26)	480
Repayments and disposals	—	—	—	—	—	(5)	—	(5)	—
Amounts written-off	(572)	(124)	(335)	(4)	(6)	(167)	(2)	(1,210)	(3,697)
Recoveries of amounts previously written-off	117	12	16	—	1	10	—	156	109
Charges/(releases) to income statement	235	60	362	6	3	(137)	1	530	537
Unwind of discount	(37)	(25)	(12)	(1)	(1)	(10)	—	(86)	(113)

At 31 December	1,280	1,131	1,162	32	35	174	—	3,814	4,455

*                    Re-presented to reflect segmental reorganisation

Securities and available-for-sale reserves

Debt securities

The table below analyses debt securities by issuer and IAS 39 classifications. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.

	Central and local government				Other financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS
2017	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	3,514	3,667	14,736	1,844	2,746	974	27,481	870
Available-for-sale (AFS)	17,656	8,461	11,454	2,218	3,784	108	43,681	1,826
Loans and receivables (LAR)	—	—	—	—	3,501	142	3,643	3,500
Held-to-maturity (HTM)	4,128	—	—	—	—	—	4,128	—
Total	25,298	12,128	26,190	4,062	10,031	1,224	78,933	6,196

Of which US agencies	—	—	—	—	333	—	333	—
Short positions (HFT)	(3,490)	(2,501)	(20,390)	(584)	(1,361)	(200)	(28,526)	—

Ratings
AAA	—	—	9,130	2,502	6,354	27	18,013	4,320
AA to AA+	25,298	12,128	4,183	396	1,538	180	43,723	455
A to AA-	—	—	8,966	452	1,053	259	10,730	995
BBB- to A-	—	—	3,526	442	406	538	4,912	138
Non-investment grade	—	—	385	210	446	171	1,212	256
Unrated	—	—	—	60	234	49	343	32
Total	25,298	12,128	26,190	4,062	10,031	1,224	78,933	6,196

Available-for-sale
AFS reserves (gross of tax)	108	44	119	6	125	—	402	11

Gross unrealised gains	703	67	324	8	24	1	1,127	12
Gross unrealised losses	(19)	(70)	(16)	(4)	(7)	(1)	(117)	—

Of which:
less than 12 months	(19)	(70)	(16)	(4)	(5)	(1)	(115)	—
more than 12 months	—	—	—	—	(2)	—	(2)	—

Business review Capital and risk management

Credit risk: balance sheet analysis continued

	Central and local government				Other financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS
2016	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	2,615	4,133	14,087	821	2,299	549	24,504	886
Designated as at fair value (DFV)	—	—	25	—	2	—	27	—
Available-for-sale (AFS)	10,581	6,953	15,678	1,852	4,072	118	39,254	2,263
Loans and receivables (LAR)	—	—	—	—	3,774	194	3,968	3,814
Held-to-maturity (HTM)	4,769	—	—	—	—	—	4,769	—
Total	17,965	11,086	29,790	2,673	10,147	861	72,522	6,963

Of which US agencies	—	—	—	—	386	—	386	—
Short positions (HFT)	(2,644)	(4,989)	(13,346)	(334)	(640)	(121)	(22,074)	—

Ratings
AAA	—	—	11,478	1,610	6,024	36	19,148	3,993
AA to AA+	17,965	11,086	5,533	481	720	34	35,819	244
A to AA-	—	—	9,727	238	2,128	150	12,243	1,627
BBB- to A-	—	—	2,737	155	698	378	3,968	645
Non-investment grade	—	—	315	69	458	31	873	381
Unrated	—	—	—	120	119	232	471	73
Total	17,965	11,086	29,790	2,673	10,147	861	72,522	6,963

Available-for-sale
AFS reserves (gross of tax)	79	(66)	190	5	144	(6)	346	46

Gross unrealised gains	768	56	504	8	93	2	1,431	75
Gross unrealised losses	(16)	(123)	(13)	(1)	(43)	(2)	(198)	(32)

Of which:
less than 12 months	(16)	(123)	(13)	(1)	(11)	(2)	(166)	(1)
more than 12 months	—	—	—	—	(32)	—	(32)	(31)

Key points

•                  HFT assets and short positions: UK government securities, as well as European and Japanese government bonds, increased in 2017 driven by client flow trading and market making activity in NatWest Markets. US government securities were down, both assets and short positions, compared with 2016 due to lower client demand towards the end of 2017.

•                  AFS assets: The increase in 2017, largely within UK government securities, was due to the liquidity portfolio management, as gilts offered higher capital adjustment returns relative to central bank cash balances.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Asset-backed securities

The table below summarises the ratings of asset-backed securities on the balance sheet.

	RMBS (1)
		Non-			CDOs &	Other
	Prime	conforming	Sub-prime	CMBS (1)	CLOs	ABS	Total
2017	£m	£m	£m	£m	£m	£m	£m
AAA	1,255	—	—	—	75	2,990	4,320
AA to AA+	408	—	—	—	19	28	455
A to AA-	500	1	—	36	55	403	995
BBB- to A-	83	—	—	4	27	24	138
Non-investment grade (2)	159	1	—	4	52	40	256
Unrated (3)	5	—	—	—	8	19	32
Total	2,410	2	—	44	236	3,504	6,196

2016
AAA	654	—	—	—	23	3,316	3,993
AA to AA+	52	155	—	—	3	34	244
A to AA-	460	2	—	22	33	1,110	1,627
BBB- to A-	84	—	—	470	21	70	645
Non-investment grade (2)	182	1	8	15	121	54	381
Unrated (3)	5	—	—	—	19	49	73
Total	1,437	158	8	507	220	4,633	6,963

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

The main categories of mortgages that serve as collateral to RMBS held by RBS are set out below and described in the Glossary on page 409. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for RBS’s RMBS categorisation.

(2)       Comprises HFT £256 million (2016 - £282 million), AFS nil (2016 - £99 million) and LAR nil (2016 - nil).

(3)       Comprises HFT £14 million (2016 - £25 million), AFS nil (2016 - nil) and LAR £18 million (2016 - £48 million).

Equity shares

The table below analyses holdings of equity shares for eurozone countries and other countries with balances of more than £50 million by country, issuer and IAS 39 classification. The HFT positions are used mainly for economic hedging of debt issuances and equity derivatives. The AFS balances are individually small holdings in unlisted companies, mainly acquired through debt for equity transactions in Restructuring.

	HFT				AFS/DFV (1)
		Other financial		Total		Other financial		Total		AFS
	Banks	institutions (2)	Corporate	HFT	Banks	institutions (2)	Corporate	AFS/DFV	Total	reserves
Countries	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2017
Netherlands	—	—	—	—	—	39	84	123	123	2
Other	—	1	4	5	—	11	—	11	16	2
Total eurozone	—	1	4	5	—	50	84	134	139	4

UK	1	4	19	24	3	123	13	139	163	(63)
US	—	—	—	—	—	126	2	128	128	38
Other	—	—	—	—	—	17	3	20	20	3
Total	1	5	23	29	3	316	102	421	450	(18)

2016
Total	10	132	24	166	—	460	77	537	703	19

Notes:

(1)              Designated as at fair value through profit or loss balances are £134 million (2016 - £171 million), of which £47 million are other financial institutions (2016 - £142 million) and £87 million are corporate (2016 - £29 million).

(2)              Includes government sponsored entities.

(3)              HFT short positions of £1 million (2016 - £3 million) did not relate to non-periphery eurozone countries.

Business review Capital and risk management

Credit risk: balance sheet analysis continued

Derivatives

Summary and net uncollateralised exposures

The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	2017							2016
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Interest rate	2,512	4,311	4,317	876	12,016	120,945	112,160	16,625	170,524	158,485
Exchange rate	352	1,598	579	896	3,425	39,211	41,681	4,445	75,442	77,148
Credit	—	9	29	—	38	531	558	42	682	557
Equity and commodity	—	2	1	—	3	156	107	21	333	285
Balance sheet	2,864	5,920	4,926	1,772	15,482	160,843	154,506	21,133	246,981	236,475
Counterparty mark-to-market netting						(128,287)	(128,287)		(197,288)	(197,288)
Cash collateral						(20,311)	(18,035)		(28,742)	(20,417)
Securities collateral						(5,850)	(3,952)		(8,435)	(11,048)
Net exposure						6,395	4,232		12,516	7,722

Banks (1)						461	466		1,260	1,339
Other financial institutions (2)						1,608	1,625		3,090	2,897
Corporate (3)						3,843	2,065		7,348	3,393
Government (4)						483	76		818	93
Net exposure						6,395	4,232		12,516	7,722

UK						4,079	1,853		7,065	3,009
Europe						1,643	1,777		3,466	3,215
US						346	317		930	673
RoW						327	285		1,055	825
Net exposure						6,395	4,232		12,516	7,722

	2017	2016
Asset quality of uncollateralised derivative assets	£m	£m
AQ1 - AQ4	5,173	9,775
AQ5 - AQ8	1,216	2,724
AQ9	3	4
AQ10	3	13
Net exposure	6,395	12,516

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

(5)       The notional amount of interest rate derivatives include £7,400 billion (2016 - £9,724 billion) in respect of contracts cleared through central clearing counterparties. The associated derivatives assets and liabilities including variation margin reflect IFRS offset of £17 billion (2016 - £51 billion) and £17 billion (2016 - £51 billion) respectively.

Key points

•                  Interest rate derivative fair values decreased, reflecting the upward shift in yields of US dollar, sterling and euro during 2017, as well as trade compression and novations to clearing houses.

•                  The decrease in foreign exchange derivative fair values reflected US dollar depreciation against major currencies in 2017.

•                  Derivative notionals decreased by 27%, mainly due to  trade compression cycle participation, maturities and buyouts, as well as the effect of foreign exchange. This was offset by new business.

•                  Net asset and liability exposures both decreased in line with the overall reduction in fair values. The corporate sector reductions largely reflected disposal activity in legacy NatWest Markets. The other financial sector reduction was partially due to timing of collateral posting.

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

	2017	2016
	£m	£m

Funding valuation adjustments (FVA)	440	936
Credit valuation adjustments (CVA)	346	618
Bid-offer reserves	285	334
Product and deal specific	1,033	643
Valuation reserves	2,104	2,531

The table below analyses CVA relating to counterparties by rating and sector.

	2017	2016
	£m	£m
Ratings
AAA	4	4
AA to AA+	11	22
A to AA-	34	52
BBB- to A-	203	388
Non-investment grade and unrated	94	152
	346	618
Counterparty
Banks	8	22
Other financial institutions	31	70
Corporate	200	337
Government	107	189
	346	618

Key points

•                   Both FVA and CVA were lower due to trade novations and market movements in 2017.

•                   Reduced funding levels and an increase in the level of funding costs included within the discount rate applied to derivative cash flows also contributed to the FVA reduction.

•                   Credit spread tightening also contributed to the CVA reduction.

•                   The product and deal specific reserves increased primarily on a limited number of uncollateralised derivatives after the pricing impact of a significant novation in the second half of 2017 was incorporated into transactions of a similar nature.

Derivatives: settlement basis and central counterparties

The table below analyses the derivative notional and fair value by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
	Traded on		Not settled		Traded on	Traded	Traded on	Traded
	recognised	Settled by central	by central		recognised	over the	recognised	over the
	exchanges	counterparties	counterparties	Total	exchanges	counter	exchanges	counter
2017	£bn	£bn	£bn	£bn	£m	£m	£m	£m
Interest rate	1,506	7,400	3,110	12,016	-	120,945	-	112,160
Exchange rate	4	—	3,421	3,425	-	39,211	-	41,681
Credit	—	—	38	38	-	531	-	558
Equity and commodity	—	—	3	3	-	156	1	106
Total	1,510	7,400	6,572	15,482	-	160,843	1	154,505

2016
Interest rate	1,501	9,724	5,400	16,625	—	170,524	—	158,485
Exchange rate	2	—	4,443	4,445	—	75,442	—	77,148
Credit	—	—	42	42	—	682	—	557
Equity and commodity	1	—	20	21	—	333	4	281
Total	1,504	9,724	9,905	21,133	—	246,981	4	236,471

Business review Capital and risk management

Market risk

RBS is exposed to non-traded market risk as a result of its banking activities and to traded market risk through its trading activities. It manages its non-traded and traded market risk exposures separately. Each type of market risk is discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 216.

Pension-related activities also give rise to market risk. Refer to page 222 for more information on risk related to pensions.

Non-traded market risk

The following disclosures in this section are audited:

•                  Internal banking book VaR.

•                  Foreign exchange risk.

•                  Equity risk.

Definition

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments in 2017 (unaudited)

•                  During 2017, revised non-traded market risk appetite metrics were approved by the Board and cascaded to the franchises.

•                  Political events during the year, notably elections in the UK, France and the Netherlands, resulted in periods of market volatility. UK and European interest rates remained at low levels, although the Bank of England and the US Federal Reserve began raising interest rates. These events did not affect non-traded market risk management strategy during the year.

•                  Non-traded market risk VaR peaked at £83.1 million in H1 2017, mainly driven by an increase in bonds held within Treasury’s liquidity portfolio, which was aimed at investing surplus cash, rather than meeting increased liquidity requirements. The appreciation of foreign currency bonds within this portfolio, primarily US and German sovereign debt, also contributed. The target allocation between cash and bonds, which is determined by the cash requirement of the liquid asset buffer, was reached in H1 2017 and remained largely unchanged during H2 2017.

•                  Positive sensitivity to higher interest rates increased by £275 million year on year in a 100-basis-point upward rate shift, partly due to higher deposit volumes and changes in assumptions relating to deposit margin retention in a higher rate environment. Adverse sensitivity to lower rates also increased, by £193 million in a 100-basis-point downward shift, affected by the higher level of interest rates in the central forecast.

•                  RBS continued to invest in structural hedges in 2017, with an average notional of £129 billion, managed directly by Treasury. The disclosure now also shows the smaller structural hedging programmes in Private Banking, RBS International, UBI DAC and Ulster Bank Limited totalling an average of £20 billion in 2017.

Sources of risk (unaudited)

The majority of RBS’s non-traded market risk exposure arises from retail and commercial banking activities from assets and liabilities that are not classified as held-for-trading.

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

NTIRR comprises three primary risk factors: gap risk, basis risk and option risk. For more information, refer to page 209.

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a move in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through equity.

Foreign exchange risk

Non-traded foreign exchange risk exposures arise from two main sources:

•                  Structural foreign exchange risk – arising from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling.

•                  Non-trading book foreign exchange risk – arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Equity risk

Non-traded equity risk is the potential variation in income and reserves arising from changes in the values of equity positions. Equity exposures may arise through strategic acquisitions, venture capital investments and certain restructuring arrangements.

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Business review Capital and risk management

Non-traded market risk continued

Risk governance (unaudited)

Responsibility for identifying, measuring, monitoring and controlling the market risk arising from non-trading activities lies with the relevant business, with second-line-of-defence oversight provided by the Non-Traded Market Risk function, which reports into the Director of Enterprise Wide Risk.

Risk positions are reported monthly to the Executive Risk Forum (ERF) and quarterly to the Board Risk Committee, as well as to the Asset and Liability Committee (ALCo) (monthly in the case of interest rate, credit spread and accounting volatility risks and quarterly in the case of foreign exchange and equity risks).

Market risk policy statements set out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

Risk appetite (unaudited)

RBS’s qualitative appetite is set out in the non-traded market risk appetite statement.

Its quantitative appetite is expressed in terms of exposure limits. These limits comprise both Board risk measures (which are approved by the RBS Board on the recommendation of the Board Risk Committee) and key risk measures (which are approved by the ALCo).

These limits are cascaded further down the organisation as required, as approved by the Technical Executive Risk Forum in the case of the Board risk measures and by the ALCo in the case of the key risk measures.

The limit framework at RBS level comprises value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits.

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

For further information on risk appetite, refer to page 156.

Risk controls and assurance (unaudited)

For information on risk controls and assurance, refer to page 158.

Risk assessment, monitoring and mitigation (unaudited)

Interest rate risk

Non-traded interest rate risk (NTIRR) factors are grouped into the following categories:

•                  Gap risk – which arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).

•                  Basis risk – which captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.

•                  Option risk – which arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where RBS or its customer can alter the level and timing of their cash flows. Option risk can be further characterised into automatic option risk and behavioural option risk. One example of behavioural option risk is pipeline risk. This is the risk of loss arising from personal customers owning an option to draw down a loan (typically a mortgage loan) at a committed rate. Changes in interest rates can result in greater or fewer customers than anticipated taking up the committed offer. The risk depends on customer behaviour as the option will not automatically be exercised.

Due to the long-term nature of many retail and commercial portfolios and their varied interest rate repricing characteristics and maturities, it is likely that net interest income will vary from period to period, even if interest rates remain the same. New business originated in any period will alter RBS’s interest rate sensitivity if the resulting portfolio differs from portfolios originated in prior periods, depending on the extent to which exposure has been hedged.

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

Credit spread risk

The bond portfolios primarily comprise high-quality securities that are maintained as a liquidity buffer to ensure RBS can continue to meet its obligations in the event that access to wholesale funding markets is restricted.

Additionally other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures. The dealing authorities in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating. Exposures and limit utilisations are reported to senior management on a daily basis as well as to the ERF monthly and the Board Risk Committee quarterly.

Business review Capital and risk management

Non-traded market risk continued

Foreign exchange risk

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by RBS Treasury to predefined risk appetite levels under delegated authority from the ALCo. Treasury seeks to limit the potential volatility impact on RBS’s Common Equity Tier 1 (CET1) ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly. Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS policy.

Equity risk

Non-traded equity risk is the potential variation in the income and reserves arising from changes in equity valuations. Any such risk is identified prior to any investments and then mitigated through a framework of controls.

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

Accounting volatility risk

Accounting volatility can be mitigated through hedge accounting. The profit and loss impact of the derivatives can be mitigated by marking the exposure to market. However, volatility will remain in cases where accounting rules mean that hedge accounting is not an option. Accounting volatility is reported to the ALCo monthly and capitalised as part of the Internal Capital Adequacy Assessment Process.

Risk measurement

The market risk exposures that arise as a result of RBS’s retail and commercial banking activities are measured using a combination of value-based metrics (VaR and sensitivities) and earnings-based metrics, as explained in greater detail for each of the key non-traded risk exposure types disclosed in this section.

The following table presents 1-day internal banking book VaR at a 99% confidence level, analysed by type of risk.

	2017				2016
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	9.1	15.3	5.6	5.6	9.6	19.3	4.7	18.0
Euro	3.3	4.3	2.3	3.3	3.0	3.8	2.1	3.8
Sterling	6.3	13.8	1.8	2.8	10.2	23.7	4.8	20.6
US dollar	5.5	8.8	2.1	7.7	2.9	4.7	1.6	2.1
Other	1.0	1.1	0.8	0.8	1.7	2.4	1.1	1.1
Credit spread	60.6	82.4	47.4	49.7	57.2	66.6	41.6	62.9
Structural foreign exchange rate	12.4	17.2	9.3	15.4	13.4	19.6	10.5	10.5
Pipeline risk	0.9	1.7	0.2	1.0	0.6	1.2	0.2	0.5
Diversification (1)	(19.2)			(17.3)	(23.7)			(20.2)
Total	63.8	83.1	54.4	54.4	57.1	71.7	41.5	71.7

Note:

(1)         RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•                  On an average basis, total non-traded VaR increased during 2017, chiefly due to the increase in bonds held within Treasury’s liquidity portfolio, which was aimed at investing surplus cash, whilst the duration and quality of the assets remained largely unchanged. The increased investment in bonds increased the valuation sensitivity to movements between bond and swap rates as the bond portfolios are hedged with interest rate swaps.

•                  On a period-end basis, total non-traded VaR decreased, driven by credit spread VaR, which fell due to refinements in the source of the market data used for the VaR model. One of the largest loss dates dropped out of the historical time series for VaR during Q3 2017, which also contributed to the decline.

•                  The increase in structural foreign exchange rate VaR towards the end of the year reflected higher euro-denominated investments in subsidiaries, which are expected to decline following a dividend paid by UBI DAC in January 2018.

•                  The year-on-year decline in sterling interest rate VaR, on both a period-end and average basis, partly reflects the impact of charges to equity recognised at year-end 2016 on RBS’s structural hedge benchmark. The charges to equity related mainly to increased provisions against prospective RMBS fines. The equity structural hedge was reduced in 2016 and 2017. For more information on structural hedging, refer to the following page.

Business review Capital and risk management

Non-traded market risk continued

Structural hedging (unaudited)

RBS has the benefit of a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, RBS Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve. Over time, the hedging programme has built up a portfolio of interest rate swaps that provide a basis for stable income attribution. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and RBS’s capital composition.

The table below presents the incremental income allocation (above 3-month LIBOR), the average notional and the overall yield (including 3-month LIBOR) associated with the product and equity hedges managed by Treasury.

	2017			2016
	Incremental	Average	Overall	Incremental	Average	Overall
	income	notional	yield	income	notional	yield
	£m	£bn	%	£m	£bn	%

Equity structural hedging	628	28	2.48%	633	33	2.41%
Product structural hedging	680	101	1.02%	635	90	1.20%
Total	1,308	129	1.34%	1,268	123	1.47%

The table below presents the incremental income associated with product structural hedges at segment level. These relate to the main banking businesses except Private Banking, RBS International, UBI DAC and Ulster Bank Limited.

	2017	2016*
Net interest income - impact of product structural hedging (unaudited)	£m	£m

UK Personal & Business Banking	440	390
Commercial Banking	235	235
Other	5	10
Total	680	635

* Re-presented to reflect the segmental reorganisation.

Key points (unaudited)

•                  The overall yield (including 3-month LIBOR) fell compared to 31 December 2016, reflecting the lower volume of equity hedges, new product hedges and maturing hedges reinvested at lower market rates.

•                  The fall in the average notional of the equity hedge reflects the reduction in RBS’s equity base.

•                  The increase in the average notional of the product hedge reflected growth in current account and deposit balances and increased hedging to reduce earnings sensitivity.

•                  As at 31 December 2017, the 10-year and 5-year swap rates were 1.21% and 0.98%, respectively. The market rate matching the amortising structure of the total structural hedge was 0.92%.

In addition to the hedges presented in the table above, other parts of the Group also maintain structural hedges. Hedges are transacted with Treasury and generally have an amortised five-year profile. In aggregate, Private Banking, RBS International, UBI DAC and Ulster Bank Limited maintained structural hedges against Treasury relating to equity and products, with an average notional of £20 billion for 2017. This resulted in £147 million incremental income allocation (above 3-month LIBOR) to the businesses in 2017, with an overall yield of 0.83%. A significant proportion of the hedge is euro-denominated.

Business review Capital and risk management

Non-traded market risk continued

Interest rate risk (unaudited)

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

Value-at-risk (unaudited)

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

The non-traded interest rate risk VaR metrics for RBS’s retail and commercial banking activities are included within the banking book VaR table above. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It includes any mismatch between structural hedges and stable non and low interest-bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile.

Sensitivity of net interest income (unaudited)

Earnings sensitivity to rate movements is derived from a central forecast over a 12-month period. A simplified scenario is shown based on the period-end balance sheet assuming that non-interest rate variables remain constant. Market-implied forward rates are used to generate a base-case earnings forecast, which is then subjected to interest rate shocks. The variance between the central forecast and the shock gives an indication of underlying sensitivity to interest rate movements.

The sensitivity of net interest income table below shows the expected impact, over the next 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. All yield curves are expected to move in parallel with the exception that interest rates are assumed to floor at zero per cent or, for euro rates, at the current negative rate.

The main driver of earnings sensitivity relates to interest rate pass-through assumptions on customer products. The scenario also captures the impact of the reinvestment of maturing structural hedges at higher or lower rates than the base-case earnings sensitivity and mismatches in the repricing dates of loans and deposits.

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

Business review Capital and risk management

Non-traded market risk continued

	Euro	Sterling	US dollar	Other	Total
2017	£m	£m	£m	£m	£m
+ 25 basis point shift in yield curves	13	151	14	—	178
– 25 basis point shift in yield curves	(8)	(218)	(13)	(4)	(243)
+ 100 basis point shift in yield curves	53	664	58	—	775
– 100 basis point shift in yield curves	(11)	(504)	(49)	(7)	(571)

2016
+ 25 basis point shift in yield curves	4	79	11	2	96
– 25 basis point shift in yield curves	(1)	(222)	(11)	(2)	(236)
+ 100 basis point shift in yield curves	9	436	42	13	500
– 100 basis point shift in yield curves	(2)	(337)	(30)	(9)	(378)

Note:

(1)              In the 25 and 100 basis point downward shifts in yield curves, interest rates are floored at zero per cent, or at current negative rates.

The table above focused solely on the projected sensitivity of net interest income over the next 12 months. In the case of multi-year forward projections, the negative impact of a downward change in rates or, conversely, the benefit of an immediate upward change in interest rates to current market rates would be greater. This is because, over time a greater proportion of maturing structural hedges will be reinvested at prevailing rates which may be higher or lower. Also, in the absence of dynamic assumptions relating to further management actions, the variance to the base-case income forecast arising from margin compression or expansion on managed rate products will continue to accrue.

The tables below show the net interest earnings sensitivity on a one-year, two-year and three-year forward-looking basis to a parallel upward or downward shift in interest rates of 25 basis points. The projection is a simplified sensitivity in which the balance sheet is assumed to be constant, with no change in customer behaviour or margin management strategy as a result of changes to the rates on offer.

The benefit of structural hedges increases (or decreases) as greater volumes of maturing hedges are reinvested at higher (or lower) rates over the three-year period.

Change in net interest earnings – 25 basis point upward shift in yield curves
	Year 1	Year 2 (2)	Year 3 (2)
2017	£m	£m	£m
Structural hedges	33	100	171
Managed margin (1)	153	170	178
Other	(8)	—	—
Total	178	270	349

Change in net interest earnings – 25 basis point downward shift in yield curves
	Year 1	Year 2 (2)	Year 3 (2)
2017	£m	£m	£m
Structural hedges	(33)	(99)	(171)
Managed margin (1)	(220)	(137)	(121)
Other	10	—	—
Total	(243)	(236)	(292)

Notes:

(1)              Primarily current accounts and savings accounts.

(2)              The projections for Years 2 and 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.

Key points (unaudited)

•                   Earnings sensitivity to 25 and 100 basis-point upward shifts in yield curves increased year on year, partly due to higher deposit volumes. Additionally, more benefit from higher rates was assumed to result from margin management in 2017 than in 2016.

•                   Sensitivity to a 100 basis-point downward shift in yield curves rose year on year, partly affected by the higher level of future interest rates in the central forecast. Interest rates fall further in a 100 basis-point downward shift in yield curves before they hit an assumed zero per cent floor; as customer deposit rates are less affected by the scenario, profit margins compress.

Business review Capital and risk management

Non-traded market risk continued

Sensitivity of available-for-sale and cash flow hedging reserves to interest rate movements (unaudited)

While the projected sensitivity of net interest income is favourable to an upward shift in the yield curve and adversely sensitive to a downward shift in the yield curve, the market valuation sensitivity of derivatives hedging retail and commercial structural interest rate exposures is adversely sensitive to an upward shift in the yield curve and favourable to a downward shift in the yield curve. Many of the derivatives are documented in cash flow hedge accounting relationships because they reduce the sensitivity of expected future cash flows to unexpected changes in interest rates. If the derivative hedges are maintained to maturity, the immediate impact on the portfolio value would lessen over time as derivative cash flows are settled (amongst other potential factors).

The information shown below comprises simplified scenarios in which all rates across the yield curve have instantaneously shifted upwards or downwards by 25 basis points and 100 basis points and taxation effects have not been estimated. In this analysis, interest rates have not been floored at zero. Note that a movement in the AFS reserve would have an impact on CET1 capital but a movement in the cash flow hedge reserve would not be expected to do so. Volatility in both reserves affects tangible net asset value.

	Available-for-sale	Cashflow hedge
	reserve	reserve	Total
2017	£m	£m	£m
+ 25 basis points	(41)	(443)	(484)
– 25 basis points	42	448	490
+ 100 basis points	(164)	(1,744)	(1,908)
– 100 basis points	167	1,819	1,986

2016
+ 25 basis points	(36)	(417)	(453)
– 25 basis points	35	422	457
+ 100 basis points	(150)	(1,641)	(1,791)
– 100 basis points	135	1,714	1,849

Key point (unaudited)

•                   The sensitivity of the available-for-sale reserve and the cash flow hedge reserve to upward and downward shifts in yield curves remain relatively stable year on year. The increase in sensitivity of the available-for-sale reserve reflected the increase in bonds held within Treasury’s liquidity portfolios.

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Net investments in	Net	Structural foreign		Residual structural
	Net investments in	Non-controlling	foreign operations	investment	currency exposures	Economic	foreign currency
	foreign operations	interests (NCI)	excluding NCI (1)	hedges	pre-economic hedges	hedges (2)	exposures
2017	£m	£m	£m	£m	£m	£m	£m
US dollar	766	—	766	(14)	752	(752)	—
Euro	7,160	61	7,099	(342)	6,757	(2,224)	4,533
Other non-sterling	2,493	645	1,848	(930)	918	(453)	465
Total	10,419	706	9,713	(1,286)	8,427	(3,429)	4,998

2016
US dollar	(595)	—	(595)	(28)	(623)	—	(623)
Euro	6,085	(4)	6,089	(582)	5,507	(2,289)	3,218
Other non-sterling	3,366	761	2,605	(1,491)	1,114	(625)	489
Total	8,856	757	8,099	(2,101)	5,998	(2,914)	3,084

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

Business review Capital and risk management

Non-traded market risk continued

Key points (unaudited)

•                   The increase in net investments in foreign operations mainly reflected investment taken to support RBS’s business in the US. Net investments in euro-denominated operations also increased in 2017. However, a dividend paid by UBI DAC in January 2018 has reduced net investments in euro operations by approximately £1.3 billion.

•                   The reduction in net investment hedges mainly reflected the reduction in hedges of other non-sterling investments in foreign operations. Hedges are reduced as a result of the reduction in net investments in other non-sterling foreign operations due to disposals, dividends or other capital repatriations.

•                   Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would respectively result in a gain or loss of £0.4 billion in equity (2016 – a 5% strengthening or weakening in foreign currencies against sterling would respectively have resulted in a gain or loss of £0.3 billion).

Equity risk

Equity positions are carried at fair value on the balance sheet based on available market prices where possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below shows the balance sheet carrying value of non-traded book equity positions.

	2017	2016
	£m	£m
Exchange-traded equity	41	33
Private equity	243	357
Other	136	146
	420	536

The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares.

	2017	2016
	£m	£m
Net realised gains arising from disposals	82	295
Unrealised gains included in Tier 1 or Tier 2 capital	60	53

Note:

(1)              Includes gains or losses on available-for-sale instruments only.

Key point

•                   The reduction in equity shareholdings mainly reflected disposals of equity stakes in private equity and other equity investments.

Calculation of regulatory capital (unaudited)

Non-traded market risk exposures are capitalised through the Internal Capital Adequacy Assessment Process (ICAAP). This process covers the following risk types: gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk and accounting volatility risk. ICAAP is performed using a combination of value-based and earnings-based measures.

The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility and is produced to a 99% confidence level. Methodologies are reviewed by Model Risk Management and results are approved by the Capital Management and Stress Testing Committee.

Business review Capital and risk management

Traded market risk

The following disclosures in this section are audited:

•                   Internal VaR

Definition

Within trading books, traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments as a result of fluctuations in market prices.

Key developments in 2017 (unaudited)

•                   During H1 2017, revised traded market risk appetite metrics were approved by the Board and cascaded to the franchises. In Q4 2017, the limits for NatWest Markets were revised to accommodate trading book positions from the legacy portfolio which has now been re-integrated into NatWest Markets.

•                   Political events during the year, including elections in the UK, France and the Netherlands, resulted in periods of market volatility. European interest rates remained at historically low levels, although the Bank of England and US Federal Reserve began raising interest rates.

•                   Traded VaR increased on an average basis compared to 2016, but remained within risk appetite. This was partly because the level of risk was reduced in H1 2016 as a result of concerns over the stability of the financial sector, leading to a lower average risk profile for that year. The risk profile subsequently returned to a more normalised level. Refinements to the VaR methodology used for certain credit products also contributed to the increase.

Sources of risk (unaudited)

The primary objective of RBS’s trading activities is to provide a range of financing, risk management and investment services to its customers – including major corporations and financial institutions around the world. From a market risk perspective, the trading activities are focused on the following markets: rates; currencies; securitised products; and traded credit.

RBS undertakes transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivatives.

Following the reintegration of legacy portfolios, traded market risk now almost entirely resides in the NatWest Markets franchise. The key categories of traded market risk are:

•                   Interest rate risk – which is the risk that a position’s fair value will change due to a change in the absolute level of interest rates, in the spread between two rates, in the shape of the yield curve or in any other interest rate relationship.

•                   Credit spread risk – which is the risk that the value of a position will change due to changes in the real or market-perceived ability of a borrower to pay related cash flows or obligations.

•                   Foreign currency price risk – which is the risk that the fair value of a position will change due to the change in foreign currency rates, including gold.

•                   Equity price risk – which is the risk that the fair value of a position will change due to the change in equity prices.

•                   Commodity price risk – which is the risk that the fair value of a position will change due to the change in commodity prices.

Trading activities may also give rise to counterparty credit risk. For information on the management of this risk, refer to the Credit risk section on page 181.

Risk governance (unaudited)

Responsibility for identifying, measuring, monitoring and controlling the market risk arising from trading activities lies with the relevant trading business, with second-line-of-defence oversight provided by the Traded Market Risk function.

Traded market risk positions are reported monthly to the Executive Risk Forum (ERF) and quarterly to the Board Risk Committee.

Market risk policy statements set out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

Risk appetite (unaudited)

RBS’s qualitative appetite for traded market risk is set out in the traded market risk appetite statement.

Its quantitative appetite is expressed in terms of exposure limits in the form of Board risk measures (approved by the RBS Board on the recommendation of the Board Risk Committee) and key risk measures (approved by the Technical Executive Risk Forum).

These limits are cascaded further down the organisation as required, as approved by the Technical Executive Risk Forum.

The limit framework at RBS level comprises value-at-risk (VaR) and stressed value-at-risk (SVaR). More details on these are provided on the following pages.

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

To ensure approved limits are not breached and that RBS remains within its risk appetite, triggers at RBS and lower levels have been set such that if exposures exceed a specified level, action plans are developed by the front office and Traded Market Risk.

For further information on risk appetite, refer to page 156.

Business review Capital and risk management

Traded market risk continued

Risk controls and assurance (unaudited)

For information on risk controls and assurance, refer to page 158.

Risk identification and assessment (unaudited)

Identification and assessment of traded market risk is achieved through gathering, analysing, monitoring and reporting market risk information at desk, business, franchise and RBS-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

This is complemented by the New Product Approval process, in which the market risk team participates to assess and quantify the market risk associated with all proposed new products.

Risk monitoring (unaudited)

Traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises market risk exposures against the limits at RBS, franchise, business and desk levels is sent to senior management and market risk managers across the function.

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

Businesses’ profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the front office. The loss triggers are set using both a fall-from-peak approach and an absolute loss level.

In addition, as noted under Risk governance above, regular updates on traded market risk positions are provided to the ERF and Board Risk Committee.

Risk measurement

RBS uses a comprehensive set of methodologies and techniques to measure traded market risk, namely VaR, SVaR and the incremental risk charge. Risks that are not adequately captured by VaR or SVaR are captured by the Risks not in VaR (RNIV) framework to ensure that RBS is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in trade or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact of large moves in risk factors or the joint impact of two risk factors.

These methods have been designed to capture correlation effects and allow RBS to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Value-at-risk (unaudited)

For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%.

The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days on an equally weighted basis.

The model also captures the potential impact of the following key risk factors: interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk. These are defined under Sources of risk.

When simulating potential movements in risk factors, a combination of absolute, relative and rescaled returns is used, depending on the risk factor.

The performance and adequacy of the VaR model are tested on a regular basis through the following processes:

•                   Back-testing – Internal and regulatory back-testing is conducted on a daily basis. (For information on internal back-testing, refer to page 219.)

•                   Ongoing model validation – VaR model performance is assessed both regularly and on an ad-hoc basis if market conditions or book constitution change significantly.

•                   Model Risk Management review – As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure that the model is still fit for purpose given current market conditions and book constitution (refer to page 158).

Business review Capital and risk management

Traded market risk continued

1-Day 99% traded internal VaR (unaudited)

Traded VaR (1-day99%)

The table below analyses 1-day 99% internal VaR for RBS’s trading portfolios, segregated by type of market risk exposure.

	2017				2016
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	14.1	24.5	8.8	15.3	12.5	22.3	7.8	16.9
Credit spread	12.1	19.4	8.8	16.7	9.5	13.7	5.8	9.7
Currency	4.9	10.0	2.3	3.5	4.6	14.3	1.0	5.4
Equity	1.2	2.1	0.4	0.4	0.5	2.1	0.2	1.9
Commodity	0.4	1.3	—	0.2	0.7	2.4	0.2	0.3
Diversification (1)	(12.8)			(15.3)	(10.8)			(10.4)
Total	19.9	29.5	13.2	20.8	17.0	29.3	9.9	23.8

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

Key points

•                   Traded VaR fluctuated throughout 2017, reflecting political developments, market events, customer flows and other macroeconomic factors.

•                   On an average basis, total traded VaR increased in 2017 compared to 2016, but remained within risk appetite. This was partly because the level of risk was reduced in H1 2016 as a result of concerns over the stability of the financial sector, leading to a lower average risk profile for that year. The risk profile subsequently returned to a more normalised level. Refinements applied to the VaR methodology used for certain credit products during 2017 also contributed to the increase.

•                   On a period-end basis, total traded VaR was in the middle of the range for the year.

Business review Capital and risk management

Traded market risk continued

VaR back-testing (unaudited)

The main approach employed to assess the ongoing performance of the VaR model is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical (Hypo) P&L.

The Actual P&L for a particular business day is the firm’s actual P&L for that day in respect of the trading activities, including any intraday activities, adjusted by stripping out fees and commissions, brokerage, and additions to and releases from reserves that are not directly related to market risk.

The Hypo P&L reflects the firm’s Actual P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Actual or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. Both Actual and Hypo back-testing exceptions are monitored.

The table below shows internal back-testing exceptions for a period of 250 days for 1-day 99% traded internal VaR vs. Actual and Hypo P&L for major NatWest Markets businesses.

	Back-testing exceptions
	(from 16 January 2017)
Description	Actual	Hypo
Rates	—	—
Credit	2	2
Currencies	—	1
Securitised products	1	1

Key points (unaudited)

•                   Statistically RBS would expect to see back-testing exceptions 1% of the time over the 250-day period.

•                   The number of exceptions observed in 2017 for major businesses in NatWest Markets was broadly in line with this expectation.

Business review Capital and risk management

Traded market risk continued

Stressed VaR (SVaR) (unaudited)

As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions.

10-day 99% trading internal SVaR (unaudited)

	Period- end 2017	Period- end 2016
	£m	£m
RBS	172	161

Key point (unaudited)

•                   Traded SVaR fluctuated throughout 2017, reflecting political developments, market events, customer flows and other macroeconomic factors. On a period-end basis, traded SVaR in 2017 remained at a similar level to 2016.

Risks not in VaR (RNIVs) (unaudited)

The RNIV framework is used to identify and quantify market risks that are inadequately captured by the internal VaR and SVaR models.

RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

Stress testing (unaudited)

For information on stress testing, refer to page 161.

Incremental risk charge (IRC) (unaudited)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) that are held in the trading book. It further captures basis risk between different instruments, maturities and reference entities.

Model validation (unaudited)

RBS uses a variety of models to manage and measure market risk. These include pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed and signed off in NatWest Markets, with material models subject to independent review by Model Risk Management.

For general information on the independent model validation carried out by Model Risk Management, which applies also to market risk models (including VaR models), refer to page 158. Additional details relating to pricing and market risk models are presented below.

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

These committees comprise representatives of the major stakeholders in the valuation process - trading, finance, market risk, model development and model review functions. Model approval by such a committee requires review and approval by these stakeholders, including independent model review by Model Risk Management.

The review process includes the following steps:

•                   The committees prioritise models for review by Model Risk Management, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•                   Model Risk Management quantifies the model risk, which may include comparing front office model outputs with those of alternative models independently developed by Model Risk Management.

•                   The sensitivities derived from the pricing models are validated.

•                   The conclusions of the review are used to inform risk limits and by Finance to inform model reserves.

Risk models

All model changes are approved through model governance committees at franchise level. Changes to existing models are subject to Model Risk Management review and RBS follows regulatory guidance for assessing the materiality of extensions and changes to the internal model approach for market risk.

Model Risk Management’s independent oversight provides additional assurance that RBS holds appropriate capital for the market risk to which it is exposed.

In addition to Model Risk Management’s independent oversight, the model testing team monitors the model performance for market risk through back-testing, which is discussed in more detail on page 219, and other processes.

Business review Capital and risk management

Traded market risk continued

Linkage to balance sheet (unaudited)

The table below analyses RBS’s balance sheet by non-trading and trading business.

	2017			2016
		Non-trading	Trading		Non-trading	Trading
	Total	business (1)	business (2)	Total	business (1)	business (2)
	£bn	£bn	£bn	£bn	£bn	£bn	Primary risk factor
Assets
Cash and balances at central banks	98.3	98.3	—	74.3	74.2	0.1	Interest rate
Net loans and advances to banks	16.3	9.3	7.0	17.3	10.4	6.9	Interest rate
Net loans and advances to customers	323.2	307.9	15.3	323.0	304.9	18.1	Interest rate
Reverse repos	40.7	4.5	36.2	41.8	4.1	37.7	Interest rate
Debt securities	78.9	51.4	27.5	72.5	48.0	24.5	Interest rate, credit spreads
Equity shares	0.5	0.4	0.1	0.7	0.5	0.2	Equities
Derivatives	160.8	1.6	159.2	247.2	3.0	244.2	Interest rate, credit spreads
Settlement balances	2.5	—	2.5	5.5	0.1	5.4	Settlement risk
Other assets	16.9	16.9	—	16.4	16.4	—
Total assets	738.1	490.3	247.8	798.7	461.6	337.1

Liabilities
Deposits by banks	39.5	27.0	12.5	33.3	12.6	20.7	Interest rate
Customer deposits	367.0	355.2	11.8	353.9	340.7	13.2	Interest rate
Repos	38.4	10.1	28.3	32.3	5.0	27.3	Interest rate
Debt securities in issue	30.6	28.0	2.6	27.3	22.9	4.4	Interest rate
Settlement balances	2.8	—	2.8	3.6	0.1	3.5	Settlement risk
Short positions	28.5	—	28.5	22.1	—	22.1	Interest rate, credit spreads
Derivatives	154.5	1.5	153.0	236.5	1.9	234.6	Interest rate, credit spreads
Subordinated liabilities	12.7	12.7	—	19.4	19.4	—	Interest rate
Other liabilities	15.0	15.0	—	20.9	20.9	—
Total liabilities	689.0	449.5	239.5	749.3	423.5	325.8

Notes:

(1)              Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations. For more information refer to pages 208 to 215.

(2)              Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by RBS to measure market risk are detailed under traded market risk measurement on pages 216 to 221.

(3)              Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

Business review Capital and risk management

Pension risk (unaudited)

Definition

Pension obligation risk is the risk to RBS caused by its contractual or other liabilities to, or with respect to, a pension scheme (whether established for its employees or those of a related company or otherwise). It is also the risk that RBS will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation or because RBS considers that it needs to do so for some other reason.

Sources of pension risk

RBS has exposure to pension risk through its defined benefit schemes worldwide. The five largest schemes, which represent around 98% of RBS’s pension liabilities are: the Main Section of The Royal Bank of Scotland Group Pension Fund (the Main scheme), the AA Section of The Royal Bank of Scotland Group Pension Fund, the Ulster Bank Pension Scheme, the Ulster Bank Pension Scheme (Republic of Ireland), and the Royal Bank of Scotland International Pension Trust. The Main scheme is the principal source of pension risk. Further detail on RBS’s pension obligations can be found in Note 4 on the consolidated accounts.

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

Prior to 6 April 1997, individuals who contracted out of the UK State Second Pension were entitled to a Guaranteed Minimum Pension (GMP). Men accrued GMP at different rates to women. The Government intends that GMP should be equalised but until the mechanism is defined, pension funds are uncertain of their obligations.  In the meantime, no allowance is made for GMP equalisation in the IAS 19 defined benefit obligations and risk disclosures.

Key developments in 2017

A memorandum of understanding between Ulster Bank Ireland DAC and Ulster Bank Pension Trustees Limited was agreed. A contribution of €200 million was paid to the pension scheme and the investment strategy amended to include more hedging assets.

Throughout 2017, various pension risk stress-testing initiatives were undertaken, focused both on internally-defined scenarios and on scenarios to meet integrated Bank of England stress-testing requirements. For more information on stress testing, refer to the following page.

Pension risk management function

Risk governance

The Main scheme operates under a trust deed. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of National Westminster Bank Plc. The trustee board comprises six directors selected by RBS and four directors representing members. The trustee is supported by RBS Investment Executive Ltd (RIEL), which specialises in pension investment strategy.

The Pension Committee, which is chaired by the RBS Chief Financial Officer, acts as a sub-committee of the Executive Committee and formulates RBS’s view of pension risk. The Pension Committee considers mechanisms that could potentially be used for managing risk within the funds as well as financial strategy. The Pension Committee is a key component of RBS’s approach to managing pension risk and it reviews and monitors risk management, asset strategy and financing issues on behalf of RBS. The Pension Committee also serves as a formal link between RBS, RIEL and the trustee.

For further information on Risk governance, refer to page 154.

Risk appetite

Investment policy for the schemes is defined by the trustee with input from RIEL where appropriate and other specialist advisers employed by the trustee. While the trustee is responsible for the management of the scheme assets, it consults with RBS on material changes to the Main scheme’s risk appetite and investment policy.

RBS maintains an independent view of the risk inherent in pension funds, with an associated risk appetite, and has defined metrics against which risk is measured. In addition to the scrutiny provided by the Pension Committee, RBS undertakes regular pension risk monitoring and reporting to the Board and the Board Risk Committee on the material pension schemes that RBS has an obligation to support.

Risk controls

A pension risk management framework is in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy – which sits within the RBS policy framework – is also in place and is subject to associated framework controls.

Risk identification and measurement

Pension risk reports are submitted to the Executive Risk Forum and the Board Risk Committee four times a year in the Risk & Conduct Management Quarterly Report. This includes an assessment of the overall deficit or surplus position, estimated capital requirements, and an assessment of the associated assets and liabilities.

Business review Capital and risk management

Pension risk (unaudited) continued

RBS also undertakes stress tests and scenario analyses on its material defined benefit pension schemes each year as part of its risk measurement framework. These stress tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes.

Pension stress tests take the form of both stochastic and deterministic stresses over time horizons ranging from instantaneous to seven years in duration. They are designed to examine the behaviour of the pension schemes’ assets and liabilities under a range of financial and demographic shocks. The results of the stress tests and their consequential impact on RBS’s balance sheet, income statement and capital position are incorporated into the overall RBS-wide stress test results.

RBS Group plc is the parent of several entities that participate in the Main scheme, and which could be required to fund any deficit that arises. The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’). It includes changes in interest rates and equity values at the year-end, taking account of the current asset allocation and hedging arrangements.

			Increase in
	Increase in	Increase in	net pension
	value of	value of	assets/
	assets	liabilities	(obligations)
2017	£m	£m	£m
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	1,199	750	449
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,289	1,329	(40)
Fall in AA credit spreads of 0.25% at all durations with no change in nominal or real swap yields or other credit spreads	7	2,055	(2,048)
Fall in equity values of 10% (1)	(909)	—	(909)

2016
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	1,048	502	546
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,485	1,552	(67)
Fall in AA credit spreads of 0.25% at all durations with no change in nominal or real swap yields or other credit spreads	9	2,074	(2,065)
Fall in equity values of 10% (1)	(905)	—	(905)

Note:

(1)              Includes both quoted and private equity.

The chart below shows the pension liability cash flow profile, allowing for expected indexation of future payments. The majority of expected cash flows (84%) are anticipated within the next 40 years. The profile will vary depending on the assumptions made regarding inflation expectations and mortality.

Business review Capital and risk management

Pension risk (unaudited) continued

Risk mitigation

The trustee has taken measures to mitigate inflation and interest rate risks, both by investing in suitable financial assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes.

The assets of the Main scheme, which represented around 90% of RBS’s pension plan assets at 31 December 2017, are invested in a diversified portfolio. This includes quoted and private equity, government and corporate fixed interest and index-linked bonds, property and other alternative assets.

Future developments

The UK ring-fencing regime will require significant changes to the structure of RBS’s existing defined benefit pension schemes.  From 2026 it will not be possible for any of the entities inside the ring-fence (or their wholly-owned subsidiaries) to participate in the same defined benefit pension scheme as entities outside the ring-fence.

RBS is developing a strategy to meet these requirements. This will require the agreement of the pension scheme trustee. RBS’s intention is for the Main scheme to be supported by entities within the ring-fence. This could result in the pension scheme trustee concluding that the employer covenant (the ability of participating employers to support the scheme) has been weakened as a result of the entities outside the ring-fence no longer participating in the pension scheme, and as a result requesting additional contributions. Discussions with respect to the above issues are ongoing with the trustee.

The last triennial valuation of the Main scheme had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in the first quarter of 2016.

The next triennial valuation will have an effective date of 31 December 2018. The expectation is that this will result in additional contributions being agreed with the trustee. Under current legislation, such agreement would need to be reached no later than 31 March 2020.

The aggregate contributions RBS commits to will therefore depend not only on the size of any deficit arising from the triennial valuation (on assumptions that must be agreed with the trustee), but also on the extent to which RBS needs to provide additional mitigation for any perceived weakening in the covenant as a result of ring-fence restructuring. The assumptions to be agreed with the trustee will include the discount rate (the rate at which future cash flows are discounted to arrive at a present value of the total pension scheme liabilities) as well as a range of other assumptions such as recent changes to life expectancy projections.

The trustee estimates that, as at 30 June 2017, the Main scheme had a surplus of £1.7 billion on the technical provisions assumptions agreed for the 31 December 2015 triennial valuation (the methodology for deriving these assumptions is shown in Note 4 on the consolidated accounts). A 25 basis point (0.25%) reduction in the technical provisions discount rate reduces the surplus position by around £2.4 billion.

This sensitivity to the discount rate assumption is greater than the sensitivity of the IAS 19 obligation of £2.0 billion to a 25 basis point change in the discount rate, shown in Note 4 on the consolidated accounts, as a result of two factors:

•                   The technical provisions liability is greater than the IAS 19 obligation, meaning a proportionate change would have a larger absolute impact.

•                   Different assumptions are used for technical provisions (for example longevity).

Business review Capital and risk management

Conduct risk (unaudited)

Definition

Conduct risk is the risk that the behaviour of RBS and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes resulting in reputational damage, financial loss or both. The damage or loss may be the result of a failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, or of failing to meet the expectations of customers or regulators.

Sources of conduct risk

Conduct risk exists across all stages of RBS’s relationships with its customers – from the development of its business strategies, to post-sales processes – and arises from a variety of activities. These include product design, marketing and sales, complaint handling, staff training, and handling of confidential insider information. Conduct risk also arises if RBS does not take effective action to prevent fraud, bribery and money laundering. As set out in Note 31 on the consolidated accounts, RBS and certain members of staff are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2017

Parts of the Conduct & Regulatory Affairs function were merged with the Risk function with effect from 1 January 2017. Regulatory Affairs moved to Corporate Governance & Secretariat while Remediation and Complaints moved to Services’ Chief Operating Office. The change was designed to take advantage of synergies across the risk, conduct and regulatory agendas.

RBS continued to remediate historical conduct issues, while also focusing its customer-facing businesses and support functions around the needs of its customers including the delivery of a number of regulatory change programmes. Conduct and litigation costs were £1.1 billion in 2017 compared with £5.9 billion in 2016.

•                   The remediation of PPI continued, with the FCA confirming August 2019 as the deadline for PPI mis-selling claims.

•                   The FCA is reviewing the business models of UK retail banks, building societies and credit unions, to understand how recent changes are affecting competition and conduct in the sector.

•                   Following an enforcement notice from the Central Bank of Ireland in respect of tracker mortgages, a significant remediation programme was established.

•                   Work progressed to meet the requirements of the revised Markets in Financial Instruments Directive and Regulation (MiFID II/MiFIR) in advance of their introduction in early 2018.

•                   Work also progressed on the conduct-related aspects of the UK’s ring-fencing requirements.

•                   Changes were implemented to support compliance with the second Payment Services Directive in advance of its introduction in early 2018.

•                   RBS updated its policies to reflect changes required in relation to the 4th Money Laundering directive, which came into force in H1 2017 to combat terrorist and criminal financing.

•                   The Criminal Finances Act 2017 came into force in H2 2017, introducing a new corporate offence of failure to prevent the facilitation of tax evasion. Policies and procedures in place to prevent such activity were reviewed and enhanced.

Conduct risk management function

The management of conduct risk is based on seven key elements, ensuring that conduct risk exposures are understood and managed in accordance with agreed risk appetite.

Risk governance

RBS defines appropriate standards of conduct and drives adherence to those standards through its framework for managing conduct risk. The Board and its senior committees receive updates on conduct risk exposures and action plans through regular reporting.

Key elements of the governance structure are set out below:

•                   The Risk, Conduct & Restructuring Executive Committee considers emerging material risks and issues, and implements Board and Executive Committee risk management policy decisions.

•                   The Financial Crime Risk Executive Committee (accountable to the Executive Risk Forum) ensures that the customer-facing businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively.

Controls

Under the policy framework, there are 18 conduct policies. These are designed to provide both high-level direction and stipulate RBS-wide requirements. The policies provide the necessary clarity to staff on their conduct obligations and ensure RBS meets its regulatory obligations.

Business review Capital and risk management

Conduct risk (unaudited) continued

Risk assessments are used to identify material conduct risks and inform key controls across all business areas. The risk assessment process is designed to confirm risks are effectively managed and prioritised. The process also ensures controls are tested.

Scenario analysis is used to assess the impact of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect RBS’s financial performance or reputation and are an important component in the operational risk framework and capital model.

Risk appetite

The conduct risk appetite framework was established in 2015 and has been embedded across RBS.

The conduct risk appetite framework and the Conduct Performance Assessment, which forms part of it, facilitate a consistent approach across RBS for assessing conduct risk.

The conduct risk appetite statements, in line with RBS-wide risk appetite, articulate the levels of risk which franchises and functions must not exceed. Where businesses are operating outside conduct appetite, the problems are addressed through agreed risk mitigation plans.

The Conduct Performance Assessment was run in Q1 and Q3 2017, reporting on risk exposures and the operating effectiveness of controls across the businesses. During Q4 2017, the Conduct Performance Assessment was discontinued, in advance of the roll-out of a new approach in early 2018, providing a real-time quantitative view, supported by qualitative assessment.

Risk monitoring and measurement

The Board and senior RBS committees receive updates on conduct risk exposures and action plans through regular reporting. The reporting is intended to be focused, forward-looking and action-oriented.

The most material conduct matters are reported to the appropriate committees, including the Board, the Group Audit Committee and Board Risk Committee.

An annual Money Laundering Reporting Officer’s Report is submitted to the Board and shared with the FCA. This covers RBS’s Anti-Money Laundering (AML) framework and the operation and effectiveness of the systems and controls in place to comply with AML laws and regulations. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions.

The Group Audit Committee is provided with a whistleblowing report twice a year. The report comments on the operational effectiveness of our whistleblowing framework, internally branded as ‘Speak Up’, and any trends emerging from completed investigations. It details cases by internal reporting categories based on the RBS definition of whistleblowing included in the Speak Up policy.

The Speak Up policy encompasses both the legislative definition contained within the Public Interest Disclosure Act 1998 and the regulatory definition within FCA and PRA regulations and guidance. It extends these to include conduct or behaviour which does not meet the expected standards documented in Our Code.

Each business in RBS has enhanced its use of management information by linking it to the relevant Conduct risk appetite statements. This is required to help ensure appropriate customer outcomes are delivered and that the management information is compliant with the Basel Committee on Banking Supervision’s principles for effective risk data aggregation and risk reporting.

Risk mitigation

Information is communicated to each customer-facing business and function about regulatory developments and discussions with regulators. This helps identify and execute any required changes to strategy or to business models.

Early identification and effective management of changes in legislation and regulation are critical to the successful mitigation of conduct risk. The effects of all changes are managed to ensure timely compliance readiness. Changes assessed as having a high or medium-high impact are managed closely.

Mandatory learning, across RBS, helps to ensure colleagues have the information necessary to carry out their duties in a way that complies with expected standards.

Business review Capital and risk management

Operational risk (unaudited)

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risk may directly affect customers, lead to financial loss or damage RBS’s reputation (for example, cyber attacks, a major IT systems failure or fraudulent activity). There can also be a link between operational risk failures and conduct risk issues.

Sources of operational risk

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

Key developments in 2017

RBS continued to work to embed its enhanced operational risk framework, improving links between risk appetite and risk exposure and building a more robust control environment.

The year also saw a continued focus on the risks arising from the execution of major projects, including: the Transformation portfolio; the restructuring of NatWest Markets; preparations for the implementation of the corporate structural reform agenda – for example the Independent Commission on Banking’s ring-fencing proposals, recovery and resolution planning, as well as Brexit; the planned activities to meet the European Commission state aid obligations; and, the effect on RBS’s control environment due to cost reduction measures. These projects are essential in order for RBS to achieve its strategic objectives. Risk, Conduct & Restructuring ensured the associated risks to these projects were assessed and understood with mitigating activity in place wherever possible.

There was also a strong focus on RBS’s risk and control assessment methodology. Following on from work carried out in 2016, the aim of this consistent, bank-wide methodology was to enhance understanding of the risk profile for the most critical products and services. In 2017, coverage was significantly extended across RBS, with outputs used to inform Group-wide reporting.

The external fraud threat remained high with data used by organised crime gangs to deceive customers through social engineering, and the continued evolution of financial malware. In 2017, there was an increase in fraud perpetrated by scams. RBS has a bank-wide response plan to address the increased threat, which focuses on profiling capabilities and educating customers about fraud protection as well as continued work to drive and support industry best practice. This aligned with fraud prevention programmes across RBS, with the objective of mitigating the effects of external fraud on customers and RBS itself. The plan was successfully implemented and key strategic initiatives enhanced RBS’s fraud prevention and detection capabilities, enabling it to limit the effects of fraudulent activity on its customers. As a result, RBS recorded a year-on-year decrease in the number of its customers falling victim to fraud in 2017.

RBS continued to support an industry-led education initiative – Take Five to Stop Fraud – which offers advice to help the public protect themselves from preventable financial fraud. The initiative is led by Financial Fraud Action UK Ltd and is being delivered in conjunction with the Home Office, law enforcement and other banks.

The information and cyber security risk facing RBS continued to change in line with the constantly evolving threats. Internal security improvement programmes progressed across RBS, developing new and strengthening existing controls in order to protect the Group and its customers. RBS continuously developed and used proactive threat management and intelligence processes to understand, manage and mitigate credible threats.

RBS decommissioned a number of internet-facing websites to reduce the attack surface visible to hackers and fraudsters. Improvements were also made to prevent data leakage, secure externally bound email, as well as enhance malware defences and management of user access to key systems. Internal training programmes continued to ensure all employees are fully aware of the threats facing RBS and remain vigilant to unauthorised attempts by internal or external parties to access systems and data.

Operational risk management function

Risk governance

A strong operational risk management function is vital to support RBS’s ambitions to serve its customers better. Improved management of operational risk against a defined appetite directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The operational risk function, which is the second line of defence, is tasked with delivering a robust operational risk management framework and culture across RBS. The Director of Operational Risk reports to the Chief Risk Officer.

Business review Capital and risk management

Operational risk (unaudited) continued

Operational risk is responsible for the design, development, delivery and continuous improvement of the operational risk management framework. The Operational Risk Policy is incorporated into the RBS Policy Framework and provides direction for the consistent identification, assessment, management, monitoring and reporting of operational risk. Through a network of oversight teams, the function seeks to ensure the integrity of the framework, and manages overall operational risk profile against risk appetite.

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum (ERF), acts on all operational risk matters. OREC’s duties include reviewing operational risk exposure against risk appetite; identifying and assessing both current and emerging material operational risks; reviewing and monitoring the operational risk profile; and reviewing and approving material operational risk policy management framework changes.

Risk appetite

The operational risk appetite framework supports effective management of key operational risks. It expresses the level and types of operational risk RBS is willing to accept in order to achieve its strategic objectives and business plans.

RBS’s operational risk appetite is expressed through a set of qualitative risk appetite statements and quantitative measures which are defined at an aggregate, RBS-wide and individual business level. Appetite covers RBS’s most material operational risks, defined by a materiality assessment, which in turn considers past, current and future risk exposures. Appetite exposures for all material risks are regularly reported to business risk committees, the OREC, ERF and Board Risk Committee.

The aggregation of operational risk appetite allows RBS to monitor and report on its material risk exposures against predetermined limits. This drives management intervention and action at defined points, such as the breach of an early warning trigger.

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

Risk controls

The Control Environment Certification (CEC) process is a half yearly self-assessment by the CEOs of RBS’s customer-facing franchises and business units, as well as the heads of the Group’s support and control functions. It gives an assessment on the adequacy and effectiveness of the internal control environment in a consistent and comparable manner, highlighting areas where targeted effort is needed to meet the standards required in order to create a safer and more secure bank for customers. It covers material risks and the key controls that underpin them, including financial, operational and compliance controls, as well as supporting risk management frameworks.

The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and the progress made to improve the control environment, are reported to the Board, the Group Audit Committee and the Board Risk Committee. They are also shared with external auditors.

The CEC process helps to ensure compliance with the RBS Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the Compliance report on page 106), and certain requirements of the UK Corporate Governance Code.

Risk identification and measurement

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

During 2017, work continued to increase the coverage of the enhanced end-to-end risk and control assessment methodology. This approach, which strengthens understanding of the risk profile of key products and services, is used to identify and quantify the most material operational risks. Subject matter experts and key stakeholders are engaged from across RBS to underpin management action in line with RBS’s financial and non-financial appetite statement. The results of the risk and control assessments support RBS’s on-going journey to build on, and enhance, its control environment.

Monitoring and reporting are part of RBS’s operational risk management processes, which aim to ensure that risks are identified, considered by senior executives, and managed effectively. The most material operational risks and their position relevant to risk appetite are regularly reviewed at the OREC, along with any emerging risks and the actions taken to mitigate them. These are also reported to the Board Risk Committee and the ERF. Exposures specific to each business are communicated through regular risk and control reports discussed at business risk committees.

Business review Capital and risk management

Operational risk (unaudited) continued

RBS uses the standardised approach to calculate its operational risk capital requirement. This is based on multiplying three years’ average historical gross income by coefficients set by the regulator based on type of income.

As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used as a key capital benchmark. The model uses loss data and scenario analysis inputs from the operational risk framework, plus external loss data and certain other factors to provide a risk-sensitive view of RBS’s operational risk capital requirement.

Scenario analysis is used to assess how extreme but plausible operational risks will affect RBS. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital, liquidity and funding risk section for operational risk capital requirement figures.

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

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2017 may relate to events that occurred, or were identified in, prior years.

Percentage and value of events

At 31 December 2017, events aligned to the ‘clients, products and business practices’ event category accounted for 84% of RBS’s operational risk losses (compared to 98% in 2016). The reduction reflects that the level of losses attributable to conduct-related events has significantly reduced compared to prior years. The reduction in conduct-related events also explains the increase in the proportion of events in the ‘execution, delivery and process management’ category.

	Value of events				Volume of events (1)
	£m		Proportion		Proportion
	2017	2016	2017	2016	2017	2016
Fraud	49	48	6%	1%	83%	78%
Clients, products and business practices (2)	614	5,411	84%	98%	7%	11%
Execution, delivery and process management	65	40	9%	1%	7%	8%
Employment practices and workplace safety	4	5	1%	—	3%	3%
Technology and infrastructure failures	—	1	—	—	—	—
	732	5,505	100%	100%	100%	100%

Notes:

(1)              The calculation in the above table is based on the volume and value of events where the associated loss is more than or equal to £10,000.

(2)              2016 has been restated from £6,282 million as a loss captured in 2016 has now been determined as a non-qualifying operational risk event.

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

Business review Capital and risk management

Business risk (unaudited)

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

Key developments in 2017

RBS continued to reduce its business risk profile by implementing its strategic plan to shift the business mix towards the UK and retail and commercial banking segments, with higher risk activities in NatWest Markets curtailed.

RBS also continued with its simplification and cost reduction programmes during 2017.

As negotiations on the prospective withdrawal of the UK from the European Union have progressed, RBS has been closely monitoring and assessing the operating environment and its effect on business risk.

In July 2017, RBS reached a settlement with the Federal Housing Finance Agency, paying US$5.5 billion to resolve claims in relation to the issuance and underwriting of residential mortgage-backed securities in the US. This was an important step forward in resolving one of the most significant legacy matters facing RBS.

In September 2017, RBS received final approval from the European Commission for its alternative remedies package, designed to promote competition for banking services to the SME marketplace. This approval allows RBS to resolve its final State Aid divestment obligation and brings clarity for customers and staff.

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

Risk identification

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

Reputational risk (unaudited)

Definition

Reputational risk is the risk to RBS’s public image from a failure to meet stakeholders’ expectations in relation to performance, conduct or business profile. Stakeholders include customers, investors, employees, suppliers, government, regulators, special interest and consumer groups, media and the general public.

Sources of risk

Reputational risk can arise from the conduct of employees; activities of customers and the sectors and countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

Governance

Reputational risk has Board-level oversight reinforced by a Reputational Risk Policy. The Board Risk Committee and Sustainable Banking Committee are responsible for overseeing how RBS manages its reputation. The Board’s oversight of reputational issues is supported by the senior RBS-wide Reputational Risk Forum (RRF) which opines on cases and issues that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the Executive Risk Forum (ERF), also acts as a central forum to review sector or theme-specific reputational risk acceptance positions, including environmental, social and ethical risk positions, for example, in the Defence and Gambling sectors.

Risk appetite

RBS manages and articulates its appetite for reputational risk through the implementation of a qualitative reputational risk appetite statement and a committee-based governance framework. This has improved the identification, assessment and management of customers, transactions, products and issues that present a material reputational risk, resulting in a greater awareness and focus on the importance of this risk. Moreover, RBS has seen a rise in the number of cases being referred to franchise and group-wide reputational risk fora as a result of increased awareness of the framework as well as training on reputational risk.

Risk mitigation

Reputational risk is mitigated through the policy and governance framework, with ongoing staff training to ensure early identification, assessment and escalation of material issues. Lessons learned from committee meetings have also improved the way cases and issues are debated and decisions made.

The most material threats to RBS’s reputation continued to originate from historical and more recent conduct issues. As a result, RBS has been the subject of investigations and reviews by a number of its regulators, some of which have resulted in fines and public censure. Refer to the Litigation, investigations and reviews section of Note 31 on the consolidated accounts on page 304.

Financial statements		Page
Report of Independent Registered Public Accounting Firm		232
Consolidated income statement		235
Consolidated statement of comprehensive income		236
Consolidated balance sheet		237
Consolidated statement of changes in equity		238
Consolidated cash flow statement		241
Accounting policies		242
Notes on the consolidated accounts
1	Net interest income	255
2	Non-interest income	255
3	Operating expenses	256
4	Pensions	260
5	Auditor’s remuneration	265
6	Tax	266
7	Earnings per ordinary share	267
8	Financial instruments - classification	267
9	Financial instruments - valuation	270
10	Financial instruments - maturity analysis	280
11	Financial assets - impairments	282
12	Derivatives	283
13	Debt securities	285
14	Equity shares	286
15	Intangible assets	286
16	Property, plant and equipment	287
17	Prepayments, accrued income and other assets	288
18	Discontinued operations and assets and liabilities of disposal groups	289
19	Short positions	290
20	Provisions for liabilities and charges	290
21	Accruals and other liabilities	291
22	Deferred tax	292
23	Subordinated liabilities	294
24	Non-controlling interests	296
25	Share capital	296
26	Other equity	298
27	Leases	299
28	Structured entities	300
29	Asset transfers	301
30	Capital resources	302
31	Memorandum items	303
32	Net cash flow from operating activities	317
33	Analysis of the net investment in business interests and intangible assets	317
34	Interest received and paid	318
35	Analysis of changes in financing during the year	318
36	Analysis of cash and cash equivalents	318
37	Segmental analysis	319
38	Directors’ and key management remuneration	323
39	Transactions with directors and key management	323
40	Related parties	324
41	Post balance sheet events	324
42	Consolidating financial information	325

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Royal Bank of Scotland Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Royal Bank of Scotland Group plc (the “Group”) as at 31 December 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the two years then ended, the related accounting policies and Notes 1 to 42, and the information identified as audited in the Annual report on remuneration in the Directors’ Remuneration Report, and in the Capital and risk management section of the Business review (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2017 and 2016 and the consolidated results of its operations and its cash flows for the two years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 22 February 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016.

London, United Kingdom

22 February 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Royal Bank of Scotland Group plc

Opinion on Internal Control over Financial Reporting

We have audited The Royal Bank of Scotland Group plc’s (the “Group”) internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of 31 December 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the two years then ended and our report dated 22 February 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP
London, United Kingdom
22 February 2018

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the members of The Royal Bank of Scotland Group plc

We have audited the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement of The Royal Bank of Scotland Group plc and its subsidiaries (together, the “Group”) for the year ended 31 December 2015, the accounting policies and notes 1 to 42, and the 2015 information identified as ‘audited’ in the Capital and risk management section of the Financial review (“consolidated financial statements”). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2015 consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of The Royal Bank of Scotland Group plc and its subsidiaries for the year ended 31 December 2015, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

Note 42 to the consolidated financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10.

As discussed in Note 37 to the consolidated financial statements, the accompanying 2015 consolidated financial statements have been retrospectively adjusted to reflect a change in the reportable segments. Additionally, as discussed in Note 42, retrospective adjustments have been made to reflect changes in presentation in the consolidating financial information footnote resulting from discontinued operations within RBS plc.

/s/ Deloitte LLP

London, United Kingdom

25 February 2016, and 24 March 2016 for the consolidating financial information in Note 42

(15 December 2017 as to the retrospective adjustments for the change in reportable segments in Note 37 and 9 February 2018 for the retrospective adjustments to reflect changes in presentation in the consolidating financial information in Note 42 resulting from discontinued operations within RBS plc)

Consolidated income statement for the year ended 31 December 2017

		2017	2016	2015
	Note	£m	£m	£m
Interest receivable		11,034	11,258	11,925
Interest payable		(2,047)	(2,550)	(3,158)
Net interest income	1	8,987	8,708	8,767
Fees and commissions receivable		3,338	3,340	3,742
Fees and commissions payable		(883)	(805)	(809)
Income from trading activities		634	974	1,060
Loss on redemption of own debt		(7)	(126)	(263)
Other operating income		1,064	499	426
Non-interest income	2	4,146	3,882	4,156
Total income		13,133	12,590	12,923
Staff costs		(4,676)	(5,124)	(5,726)
Premises and equipment		(1,565)	(1,388)	(1,827)
Other administrative expenses		(3,323)	(8,745)	(6,288)
Depreciation and amortisation		(808)	(778)	(1,180)
Write down of goodwill and other intangible assets		(29)	(159)	(1,332)
Operating expenses	3	(10,401)	(16,194)	(16,353)
Profit/(loss) before impairment (losses)/releases		2,732	(3,604)	(3,430)
Impairment (losses)/releases	11	(493)	(478)	727
Operating profit/(loss) before tax		2,239	(4,082)	(2,703)
Tax charge	6	(824)	(1,166)	(23)
Profit/(loss) from continuing operations		1,415	(5,248)	(2,726)
Profit from discontinued operations, net of tax	18	—	—	1,541
Profit/(loss) for the year		1,415	(5,248)	(1,185)

Attributable to:
Non-controlling interests		35	10	409
Preference shareholders		234	260	297
Paid-in equity holders		394	244	88
Dividend access share	7	—	1,193	—
Ordinary shareholders		752	(6,955)	(1,979)
		1,415	(5,248)	(1,185)

Per ordinary share
Basic and diluted earnings/(loss) from continuing and discontinued operations	7	6.3p	(59.5p )	(27.7p)

Basic and diluted earnings/(loss) from continuing operations	7	6.3p	(59.5p )	(17.2p)

The accompanying notes on pages 255 to 331, the accounting policies on pages 242 to 254 and the audited sections of the Business review: Capital and risk management on pages 151 to 230 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2017

		2017	2016	2015
	Note	£m	£m	£m
Profit/(loss) for the year		1,415	(5,248)	(1,185)
Items that do not qualify for reclassification
Profit/(loss) on remeasurement of retirement benefit schemes	4	90	(1,049)	(73)
Loss on fair value of credit in financial liabilities designated at fair value through profit or loss due to own credit risk		(126)	—	—
Tax		(10)	288	306
		(46)	(761)	233

Items that do qualify for reclassification
Available-for-sale financial assets		26	(94)	44
Cash flow hedges		(1,069)	765	(700)
Currency translation		100	1,263	(1,181)
Tax		256	(106)	108
		(687)	1,828	(1,729)
Other comprehensive (loss)/income after tax		(733)	1,067	(1,496)
Total comprehensive income/(loss) for the year		682	(4,181)	(2,681)

Attributable to:
Non-controlling interests		52	121	370
Preference shareholders		234	260	297
Paid-in equity holders		394	244	88
Dividend access share		—	1,193	—
Ordinary shareholders		2	(5,999)	(3,436)
		682	(4,181)	(2,681)

The accompanying notes on pages 255 to 331, the accounting policies on pages 242 to 254 and the audited sections of the Business review: Capital and risk management on pages 151 to 230 form an integral part of these financial statements.

Consolidated balance sheet as at 31 December 2017

		2017	2016
	Note	£m	£m
Assets
Cash and balances at central banks	8	98,337	74,250
Loans and advances to banks	8	30,251	30,138
Loans and advances to customers	8	349,919	351,950
Debt securities subject to repurchase agreements	29	23,781	18,107
Other debt securities		55,152	54,415
Debt securities	13	78,933	72,522
Equity shares	14	450	703
Settlement balances		2,517	5,526
Derivatives	12	160,843	246,981
Intangible assets	15	6,543	6,480
Property, plant and equipment	16	4,602	4,590
Deferred tax	22	1,740	1,803
Prepayments, accrued income and other assets	17	3,726	3,700
Assets of disposal groups	18	195	13
Total assets		738,056	798,656

Liabilities
Deposits by banks	8	46,898	38,556
Customer accounts	8	398,036	380,968
Debt securities in issue	8	30,559	27,245
Settlement balances		2,844	3,645
Short positions	19	28,527	22,077
Derivatives	12	154,506	236,475
Provisions for liabilities and charges	20	7,757	12,836
Accruals and other liabilities	21	6,392	6,991
Retirement benefit liabilities	4	129	363
Deferred tax	22	583	662
Subordinated liabilities	23	12,722	19,419
Liabilities of disposal groups	18	10	15
Total liabilities		688,963	749,252

Non-controlling interests	24	763	795
Owners’ equity	25, 26	48,330	48,609
Total equity		49,093	49,404

Total liabilities and equity		738,056	798,656

The accompanying notes on pages 255 to 331, the accounting policies on pages 242 to 254 and the audited sections of the Business review: Capital and risk management on pages 151 to 230 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 22 February 2018 and signed on its behalf by:

Howard Davies Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

The Royal Bank of Scotland Group plc
Registered No. SC45551

Consolidated statement of changes in equity for the year ended 31 December 2017

	2017	2016	2015
	£m	£m	£m
Called-up share capital
At 1 January	11,823	11,625	6,877
Ordinary shares issued	142	198	159
Conversion of B shares (1)	—	—	4,590
Preference shares redeemed (2)	—	—	(1)
At 31 December	11,965	11,823	11,625

Paid-in equity
At 1 January	4,582	2,646	784
Redeemed/reclassified (3)	(524)	(110)	(150)
Additional Tier 1 capital notes issued (4)	—	2,046	2,012
At 31 December	4,058	4,582	2,646

Share premium account
At 1 January	25,693	25,425	25,052
Ordinary shares issued	235	268	373
Redemption of debt preference shares (2)	748	—	—
Capital reduction (5)	(25,789)	—	—
At 31 December	887	25,693	25,425

Merger reserve
At 1 January	10,881	10,881	13,222
Transfer to retained earnings	—	—	(2,341)
At 31 December	10,881	10,881	10,881

Available-for-sale reserve
At 1 January	238	307	299
Unrealised gains	202	282	31
Realised (gains)/losses	(176)	(376)	27
Tax	(9)	25	(16)
Recycled to profit or loss on ceding control of Citizens (6)	—	—	9
Transfer to retained earnings	—	—	(43)
At 31 December	255	238	307

Cash flow hedging reserve
At 1 January	1,030	458	1,029
Amount recognised in equity	(277)	1,867	712
Amount transferred from equity to earnings	(792)	(1,102)	(1,354)
Tax	266	(193)	98
Recycled to profit or loss on ceding control of Citizens (7)	—	—	(36)
Transfer to retained earnings	—	—	9
At 31 December	227	1,030	458

Foreign exchange reserve
At 1 January	2,888	1,674	3,483
Retranslation of net assets	111	1,470	(22)
Foreign currency losses on hedges of net assets	(6)	(278)	(176)
Tax	(1)	62	(11)
Recycled to profit or loss on disposal of businesses (8)	(22)	(40)	4
Recycled to profit or loss on ceding control of Citizens (8)	—	—	(962)
Transfer to retained earnings	—	—	(642)
At 31 December	2,970	2,888	1,674

Capital redemption reserve
At 1 January	4,542	4,542	9,131
Conversion of B shares (1)	—	—	(4,590)
Capital reduction (5)	(4,542)	—	—
Preference shares redeemed (2)	—	—	1
At 31 December	—	4,542	4,542

For notes to these tables see page 240.

Consolidated statement of changes in equity for the year ended 31 December 2017

	2017	2016	2015
	£m	£m	£m
Retained earnings
At 1 January	(12,936)	(4,020)	(4,001)
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	1,380	(5,258)	(2,801)
- discontinued operations	—	—	1,207
Equity preference dividends paid	(234)	(260)	(297)
Paid-in equity dividends paid, net of tax	(394)	(244)	(88)
Capital reduction (5)	30,331	—	—
Dividend access share dividend	—	(1,193)	—
Transfer from available-for-sale reserve	—	—	43
Transfer from cash flow hedging reserve	—	—	(9)
Transfer from foreign exchange reserve	—	—	642
Transfer from merger reserve	—	—	2,341
Costs of placing Citizens equity	—	—	(29)
Redemption of debt preference shares (2)	(748)	—	—
Redemption of equity preference shares (2)	—	(1,160)	(1,214)
Redemption/reclassification of paid-in equity	(196)	(21)	(27)
Gain/(loss) on remeasurement of the retirement benefit schemes
- gross	90	(1,049)	(67)
- tax	(28)	288	306
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	(126)	—	—
- tax	18	—	—
Shares issued under employee share schemes	(5)	(10)	(58)
Share-based payments
- gross	(22)	(9)	36
- tax	—	—	(4)
At 31 December	17,130	(12,936)	(4,020)

Own shares held
At 1 January	(132)	(107)	(113)
Disposal of own shares	—	—	6
Shares issued under employee share schemes	161	41	—
Own shares acquired	(72)	(66)	—
At 31 December	(43)	(132)	(107)

Owners’ equity at 31 December	48,330	48,609	53,431

For notes to these tables refer to the following page.

The accompanying notes on pages 255 to 331, the accounting policies on pages 242 to 254 and the audited sections of the Business review: Capital and risk management on pages 151 to 230 form an integral part of these financial statements.

Consolidated statement of changes in equity for the year ended 31 December 2017

	2017	2016	2015
	£m	£m	£m
Non-controlling interests (see Note 24)
At 1 January	795	716	2,946
Currency translation adjustments and other movements	17	111	3
Profit attributable to non-controlling interests
- continuing operations	35	10	75
- discontinued operations	—	—	334
Dividends paid	(25)	—	(31)
Movements in available-for-sale securities
- unrealised gains	—	—	22
- realised gains	—	—	(6)
- tax	—	—	(5)
Movements in cash flow hedging reserve
- amount recognised in equity	—	—	32
- tax	—	—	(4)
Loss on remeasurement of the retirement benefit schemes
- gross	—	—	(6)
Equity raised (9)	—	—	2,537
Equity withdrawn and disposals	(59)	(42)	(24)
Loss of control of Citizens	—	—	(5,157)
At 31 December	763	795	716

Total equity at 31 December	49,093	49,404	54,147

Total equity is attributable to:
Non-controlling interests	763	795	716
Preference shareholders	2,565	2,565	3,305
Paid-in equity holders	4,058	4,582	2,646
Ordinary shareholders	41,707	41,462	47,480
	49,093	49,404	54,147

Notes:

(1)	In October 2015, all B shares were converted into ordinary shares of £1 each.
(2)

During 2017, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.1 billion. The nominal value of £0.3 million has been credited to the capital redemption reserve; share premium increased by £0.7 billion in respect of the premium received on issue, with a corresponding decrease in retained earnings. During 2016, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.5 billion (2015 - $1.9 billion). The nominal value of £0.3 million (2015 – £1.0 million) was transferred from share capital to capital redemption reserve and ordinary owners equity was reduced by £0.4 billion (2015 - £0.2 billion) in respect of the movement in exchange rates since issue.

(3)

Paid-in equity reclassified to liabilities as a result of the call of US$564 million and CAD321 million EMTN notes in August 2017 (redeemed in October 2017), the call of RBS Capital Trust D in March 2017 (redeemed in June 2017), the call of RBS Capital Trust C in May 2016 (redeemed in July 2016), the call of RBS Capital Trust IV in January 2015 (redeemed in March 2015).

(4)	AT1 capital notes totalling £2.0 billion issued in August 2016 (2015 - £2.0 billion).
(5)

On 15 June 2017, the Court of Session approved a reduction of RBSG plc capital so that the amounts which stood to the credit of share premium, account and capital redemption reserve were transferred to retained earnings.

(6)	2015 Net of tax - £6 million charge.
(7)	2015 Net of tax - £16 million credit.
(8)	No tax impact.
(9)	Includes £2,491 million relating to the secondary offering of Citizens in March 2015.

The accompanying notes on pages 255 to 331, the accounting policies on pages 242 to 254 and the audited sections of the Business review: Capital and risk management on pages 151 to 230 form an integral part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2017

		2017	2016	2015
	Note	£m	£m	£m
Cash flows from operating activities
Operating profit/(loss) before tax from continuing operations		2,239	(4,082)	(2,703)
Profit before tax from discontinued operations		—	—	1,766
Adjustments for non-cash items and other adjustments included within income statement		(4,498)	(3,024)	(5,601)
Contributions to defined benefit schemes		(627)	(4,786)	(1,060)
Changes in operating assets and liabilities		42,147	8,413	8,589
Income taxes paid		(520)	(171)	(73)
Net cash flows from operating activities	32	38,741	(3,650)	918

Cash flows from investing activities
Sale and maturity of securities		11,656	8,599	8,229
Purchase of securities		(17,212)	(11,607)	(14,135)
Sale of property, plant and equipment		405	447	1,432
Purchase of property, plant and equipment		(1,132)	(912)	(783)
Net divestment of/(investment in) business interests and intangible assets	33	(199)	(886)	391
Net cash flows from investing activities		(6,482)	(4,359)	(4,866)

Cash flows from financing activities
Issue of ordinary shares		306	300	307
Issue of Additional Tier 1 capital notes		—	2,046	2,012
Redemption of non-controlling interests			—	2,537
Redemption of paid-in equity		(720)	(110)	(150)
Redemption of equity preference shares		—	(1,160)	(1,214)
Redemption of debt preference shares		(748)	—	—
Non-controlling interests equity withdrawn and disposals		(59)	(42)	—
Own shares (acquired)/disposed		89	(25)	6
Redemption of subordinated liabilities		(5,747)	(3,606)	(3,047)
Dividends paid		(612)	(504)	(416)
Dividend access share		—	(1,193)	—
Interest on subordinated liabilities		(717)	(813)	(975)
Net cash flows from financing activities		(8,208)	(5,107)	(940)
Effects of exchange rate changes on cash and cash equivalents		(16)	8,094	576

Net increase/(decrease) in cash and cash equivalents		24,035	(5,022)	(4,312)
Cash and cash equivalents at 1 January		98,570	103,592	107,904
Cash and cash equivalents at 31 December	36	122,605	98,570	103,592

The accompanying notes on pages 255 to 331, the accounting policies on pages 242 to 254 and the audited sections of the Business review: Capital and risk management on pages 151 to 230 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts

The accounts, set out on pages 231 to 331 including these accounting policies on pages 242 to 254 and the audited sections of the Financial review: Capital and risk management on pages 151 to 230, are prepared on a going concern basis (see the Report of the directors, page 108) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in Accounting policies 9, 14, 16 and 23, the accounts are presented on an historical cost basis.

The Group adopted two revisions to IFRSs effective 1 January 2017:

In January 2016, the IASB amended IAS 7 ‘Cash Flow Statements’ to require disclosure of the movements in financing liabilities. This is shown in Note 35.

In January 2016, the IASB amended IAS 12 ‘Income taxes’ to clarify the recognition of deferred tax assets in respect of unrealised losses.

Neither of these amendments has had a material effect on the Group’s financial statements.

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

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those measured at fair value are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative effective interest accruing to financial assets is presented in interest payable.

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

Accounting policies

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

Accounting policies

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

Intangible assets include goodwill arising on the acquisition of subsidiaries and joint ventures. Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration transferred, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net assets over net fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities.

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

A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment can be recognised when an increase in service potential arises provided the increased carrying value is not greater than it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

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

Accounting policies

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

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised.

Accounting policies

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

14. Financial assets

On initial recognition, financial assets are classified into held-to-maturity investments; held-for-trading; designated as at fair value through profit or loss; loans and receivables; or available-for-sale financial assets. Normal purchases of financial assets classified as loans and receivables are recognised on the settlement date; all other normal transactions in financial assets are recognised on the trade date.

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

Accounting policies

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan’s carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write off will be prompted by bankruptcy, insolvency, renegotiation and similar events.

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

16. Financial liabilities

Financial liabilities are recognised initially at fair value and classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost. Issues of financial liabilities measured at amortised cost are recognised on settlement date; all other normal transactions in financial liabilities are recognised on trade date.

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

19. Derecognition

A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred.

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

Accounting policies

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

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s ‘Conceptual Framework for Financial Reporting’. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

(i) Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as discussed in Accounting policy 6. The carrying value of goodwill as at 31 December 2017 was £5,558 million (2016 - £5,558 million).

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

(ii) Provisions for liabilities

As set out in Note 20 on the accounts, at 31 December 2017 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £1,053 million (2016 - £1,253 million), other customer redress, £870 million (2016 - £1,105 million), residential mortgage backed securities, £3,243 million (2016 - £6,752 million), litigation and other regulatory proceedings, £641 million (2016 - £1,918 million) and property and other £1,950 million (2016 - £1,808 million).

Accounting policies

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

(iii) Deferred tax

The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £1,740 million were recognised as at 31 December 2017 (2016 - £1,803 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses and other temporary differences to the extent that it is probable that there will be future taxable profits against which the losses and other temporary differences can be utilised. The Group has considered their carrying value as at 31 December 2017 and concluded that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets. These estimates are based on forecast performance and take into account Brexit, the Group’s plans to implement the UK ring-fencing regime and the resultant transfers between members of the Group.

Deferred tax assets of £6,356 million (2016 - £7,940 million) have not been recognised in respect of tax losses and other temporary differences where the availability of future taxable profits is uncertain. Further details about the Group’s deferred tax assets are given in Note 22 on the accounts.

(iv) Loan impairment provisions

The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost in accordance with Accounting policy 16. At 31 December 2017, customer loan impairment provisions amounted to £3,814 million (2016 - £4,455 million).

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

Accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at  31 December 2017 that would affect the Group from 1 January 2018 or later.

Effective 1 January 2018 - IFRS 9

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

Accounting policies

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

The measurement basis of the majority of the Group’s financial assets is unchanged on application of IFRS 9.

Financial liabilities – Since early adopting in 2017 the IFRS 9 accounting for fair value attributable to own credit risk there are no further material changes on accounting for financial liabilities on adoption of IFRS 9.

Hedge accounting

IFRS 9’s hedge accounting requirements are designed to align the accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The elements of hedge accounting: fair value, cash flow and net investment hedges are retained. The Group accounting policy choice is continue with the IAS 39 hedge accounting framework.

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

A Group-wide programme implemented the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes.

The result is an increase in overall credit impairment provisions when compared with the current basis of measurement under IAS 39.

Transition

The classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting will be applied prospectively from that date.

In summary, on 1 January 2018, the impact on shareholders’ equity was a £71 million post tax reduction in equity, comprising:

•                  Reclassification of financial instruments – £561 million pre tax increase in equity

•                  Change in impairment methodology –  £616 million pre tax reduction.

•                  Net tax impact – £16 million decrease.

There will be no restatement of accounts prior to 2018.

The Group has opted to early adopt the IFRS 9 amendment on negative compensation with effect from 1 January 2018; this is expected to be endorsed for use in the EU in early 2018.

Effective 1 January 2018 – other standards

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014. It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.  A restatement is not expected on initial application of this standard.

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

On adoption, none of these standards are expected to have a material effect on the Group’s results.

Accounting policies

Effective after 2018

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’. There are no substantial changes to the accounting for leases by lessors nor for finance leases; operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use, and liabilities will be recognised for the contractual payments that exist. The effective date is 1 January 2019.

The Group is currently working on the implementation of the new requirements and currently anticipates that the property lease portfolio will have the most significant implementation impact as property represents 87% of the operating lease commitments per Note 31. A preliminary estimate (excluding the impacts of tax) of the opening balance sheet adjustment as a result of the property portfolio using a modified retrospective approach to transition would be to create a Right of Use asset of c£1.4bn, also impacting RWAs and an estimated decrease (excluding the impacts of tax) in retaining earnings of some c£0.3bn. As permitted by the standard, the Group intends to apply IFRS 16 on a retrospective basis but to take advantage of the option not to restate. The Group will continue to work on the implementation throughout 2018 and therefore this estimate of the impact is subject to change. Changes could arise from the addition of non property leases, further development of calibration of models and processes, methodology and approach refinement, and sensitivity analysis performed on key assumptions such as discount factors and lease term.

IFRS 17 ‘Insurance contracts’ was issued in May 2017 to replace IFRS 4 and to establish a comprehensive standard for inceptors of insurance policies.  The effective date is 1 January 2021.

IFRIC Interpretation 23 ‘Uncertainty over income tax treatments’ was issued in June 2017 to clarify how to apply judgement in assessing the tax position of the reporting entity. The effective date is 1 January 2019.

In October 2017, the IASB amended IAS 28 ‘Investments in associates and joint ventures’ to require long term, non-equity interests in these investments to be tested for impairment first in accordance with IFRS 9 and then in accordance with IAS 28. The effective date of the amendment is 1 January 2019.

In February 2018 the IASB amended IAS ‘Employee Benefits’ to clarify the need to update assumptions whenever there is a plan amendment, curtailment or settlement during the reporting period.  The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards on its financial statements.

Notes on the consolidated accounts

1 Net interest income

	2017	2016	2015
	£m	£m	£m
Loans and advances to customers	10,409	10,706	11,268
Loans and advances to banks	277	246	340
Debt securities	348	306	317
Interest receivable (1)	11,034	11,258	11,925

Customer accounts: demand deposits	99	433	619
Customer accounts: savings deposits	445	432	446
Customer accounts: other time deposits	179	190	315
Balances with banks	175	97	45
Debt securities in issue	554	557	759
Subordinated liabilities	572	845	869
Internal funding of trading businesses	23	(4)	105
Interest payable (1)	2,047	2,550	3,158

Net interest income	8,987	8,708	8,767

2 Non-interest income
	2017	2016	2015
	£m	£m	£m
Fees and commissions receivable
Payment services	829	856	923
Credit and debit card fees	665	645	738
Lending (credit facilities)	1,060	1,044	1,076
Brokerage	148	154	262
Investment management	249	250	305
Trade finance	173	196	242
Other	214	195	196
	3,338	3,340	3,742
Fees and commissions payable
Banking	(883)	(805)	(809)

Income from trading activities
Foreign exchange	525	989	809
Interest rate	(50)	(480)	35
Credit	197	336	(80)
Changes in fair value of own debt and derivative liabilities attributable to own credit
- debt securities in issue	(81)	87	252
- derivative liabilities	12	67	2
Equities and other	31	(25)	42
	634	974	1,060

Loss on redemption of own debt	(7)	(126)	(263)

Other operating income
Operating lease and other rental income	276	287	276
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit risk (2)
- debt securities in issue	—	41	84
- subordinated liabilities	—	(15)	(29)
Other changes in the fair value of financial assets and liabilities designated as at fair value through profit or loss and related derivatives	99	(13)	375
Changes in the fair value of investment properties	(14)	(11)	2
Profit/(loss) on sale of securities	226	71	(4)
Profit on sale of property, plant and equipment	75	18	91
Profit/(loss) on sale of subsidiaries and associates	245	273	(102)
Loss on disposal or settlement of loans and receivables	(35)	(277)	(558)
Share of profits of associated entities	104	59	140
Other income (3)	88	66	151
Non-interest income	1,064	499	426

Notes:

(1)              Negative interest on loans and advances is classed as interest payable and on customer deposits is classed as interest receivable.

(2)              Measured as the change in fair value from movements in the year in the credit risk premium payable by RBS. Ahead of adopting IFRS9 Financial Instruments from 1 January 2018, RBS has adopted the provisions in respect of the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss from 1 January 2017.

(3)              Includes income from activities other than banking.

Notes on the consolidated accounts

3 Operating expenses

	2017	2016	2015
	£m	£m	£m
Salaries	2,765	3,097	3,177
Variable compensation	298	281	314
Temporary and contract costs	415	674	638
Social security costs	318	388	344
Share-based compensation	17	32	36
Pension costs
- defined benefit schemes (see Note 4)	309	267	523
- loss/(gain) on curtailments or settlements (see Note 4)	66	1	(65)
- defined contribution schemes	92	89	74
Severance	255	229	511
Other	141	66	174
Staff costs	4,676	5,124	5,726

Premises and equipment	1,565	1,388	1,827
UK bank levy	215	190	230
Other administrative expenses (1)	3,108	8,555	6,058

Property, plant and equipment depreciation and write down (see Note 16)	586	574	950
Intangible assets amortisation (see Note 15)	222	204	230
Depreciation and amortisation	808	778	1,180

Write down of goodwill and other intangible assets (see Note 15)	29	159	1,332
Operating expenses	10,401	16,194	16,353

Restructuring and divestment costs

Included in operating expenses are the following restructuring and divestment costs:

	2017	2016	2015
	£m	£m	£m
Staff costs	753	642	830
Premises, equipment, depreciation and amortisation	471	164	746
Other administrative expenses (2)	341	1,300	1,355

Total	1,565	2,106	2,931

Notes:

(1)              Includes litigation and conduct costs, net of amounts recovered. Further details are provided in Note 20.

(2)              Includes other administrative expenses, write down of goodwill and other intangible assets.

Notes on the consolidated accounts

3 Operating expenses continued

The average number of persons employed, rounded to the nearest hundred, in continuing operations during the year, excluding temporary staff, was 73,400 (2016 - 82,400; 2015 - 88,800); on the same basis there were no people employed in discontinued operations (2016 - nil; 2015 - 10,100). The average number of temporary employees during 2017 was 5,000 (2016 - 6,700; 2015 - 7,800). The number of persons employed in continuing operations at 31 December, excluding temporary staff, by reportable segment, was as follows:

	2017	2016*	2015*
UK Personal & Business Banking	21,900	25,100	29,900
Ulster Bank RoI	2,600	3,000	2,500
Personal & Business Banking	24,500	28,100	32,400
Commercial Banking	4,500	5,600	5,700
Private Banking	1,500	1,700	1,900
Commercial & Private Banking	6,000	7,300	7,600
RBS International	1,600	800	700
NatWest Markets	5,300	1,500	2,500
Central items & other	32,300	39,300	44,600
Total	69,700	77,000	87,800

UK	51,200	57,300	64,100
USA	500	700	1,100
Europe	4,200	5,200	6,200
Rest of the World	13,800	13,800	16,400
Total	69,700	77,000	87,800

There were no people employed in discontinued operations at 31 December 2017 (2016 - nil; 2015 - nil).

* Re-presented to reflect segment reorganisation.

Share-based payments

As described in the Remuneration report on page 103, the Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2018 to 2022
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2018 to 2024
Long-term incentives (2)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2018 to 2024

Notes:

(1)              All awards have vesting conditions and therefore some may not vest.

(2)              Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Employee Share Plan.

Notes on the consolidated accounts

3 Operating expenses continued

The fair value of options granted in 2017 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to five years; expected option lives that equal the vesting period; no dividends on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date.

Sharesave	2017		2016		2015
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	2.46	56	2.87	56	2.85	51
Granted	2.27	21	1.68	17	2.91	12
Exercised	2.46	(3)	2.37	—	2.38	(2)
Cancelled	2.49	(14)	3.02	(17)	2.98	(5)
At 31 December	2.38	60	2.46	56	2.87	56

Options are exercisable within six months of vesting; 3.7 million options were exercisable at 31 December 2017 (2016 – 8.1 million; 2015 - 1.0 million). The weighted average share price at the date of exercise of options was £2.77 (2016 - £1.78; 2015 - £3.54). At 31 December 2017, exercise prices ranged from £1.68 to £4.34 (2016 - £1.68 to £4.34; 2015 - £2.33 to £18.93) and the remaining average contractual life was 2.9 years (2016 - 2.9 years; 2015 – 2.9 years). The fair value of options granted in 2017 was £21 million (2016 - £18 million; 2015 - £12 million).

Deferred performance awards	2017		2016		2015
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	296	102	276	80	272	85
Granted	152	63	170	75	186	50
Forfeited	(11)	(4)	(19)	(7)	(34)	(11)
Vested	(173)	(60)	(131)	(46)	(148)	(44)
At 31 December	264	101	296	102	276	80

The awards granted in 2017 vest in three equal tranches on their anniversaries.

Long-term incentives

	2017			2016			2015
	Value	Shares	Options	Value at	Shares	Options	Value at	Shares	Options
	at grant	awarded	over shares	grant	awarded	over shares	grant	awarded	over shares
	£m	(million)	(million)	£m	(million)	(million)	£m	(million)	(million)
At 1 January	119	38	4	153	44	5	214	69	7
Granted	35	15	—	37	16	—	39	11	—
Vested/exercised	(22)	(7)	—	(39)	(12)	—	(51)	(18)	(2)
Lapsed	(30)	(9)	(2)	(32)	(10)	(1)	(49)	(18)	—
At 31 December	102	37	2	119	38	4	153	44	5

The market value of awards vested/exercised in 2017 was £22 million (2016 - £40 million; 2015 - £55 million). There are vested options of 2 million shares exercisable up to 2020 (2016 - 4 million; 2015 - 5 million).

Notes on the consolidated accounts

3 Operating expenses continued

Variable compensation awards

The following tables analyse the Group variable compensation awards for 2017.

	Group
	2017	2016	Change
	£m	£m	%
Non-deferred cash awards (2)	51	56	(9)
Total non-deferred variable compensation	51	56	(9)
Deferred bond awards	134	138	(3)
Deferred share awards	157	149	5
Total deferred variable compensation	291	287	1
Total variable compensation (3)	342	343	—

Variable compensation as a % of adjusted operating profit (4)	7%	9%
Proportion of variable compensation that is deferred	85%	84%
of which
- deferred bond awards	46%	48%
- deferred share awards	54%	52%

	2017	2016	2015
Reconciliation of variable compensation awards to income statement charge	£m	£m	£m
Variable compensation awarded	342	343	373
Less: deferral of charge for amounts awarded for current year	(133)	(103)	(97)
Income statement charge for amounts awarded in current year	209	240	276

Add: current year charge for amounts deferred from prior years	96	147	140
Less: forfeiture of amounts deferred from prior years	(7)	(106)	(102)
Income statement charge for amounts deferred from prior years	89	41	38

Income statement charge for variable compensation (3)	298	281	314

	Actual			Expected
Year in which income statement charge is expected to be taken for deferred variable compensation	2015 £m	2016 £m	2017 £m	2018 £m	2019 and beyond £m

Variable compensation deferred from 2015 and earlier	140	147	16	6	1
Variable compensation deferred from 2016	—	—	80	20	13
Less: forfeiture of amounts deferred from prior years	(102)	(106)	(7)	—	—
Variable compensation for 2017 deferred	—	—	—	89	44
	38	41	89	115	58

Notes:

(1)              The tables above relate to continuing businesses only.

(2)              Cash awards are limited to £2,000 for all employees.

(3)              Excludes other performance related compensation.

(4)              Adjusted operating profit before variable compensation expense.

Notes on the consolidated accounts

4 Pensions

Defined contribution schemes

The Group sponsors a number of defined contribution pension schemes in different territories, which new employees are offered the opportunity to join.

Defined benefit schemes

The Group sponsors a number of pension schemes in the UK and overseas, including the Main section of The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme’s assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members. These have been closed to new entrants some ten years ago, although current members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by the Group.

The Main scheme corporate trustee is RBS Pension Trustee Limited (the Trustee), a wholly owned subsidiary of National Westminster Bank Plc, Principal Employer of the Main scheme. The Board of the Trustee comprises four member trustee directors selected from eligible active staff, deferred and pensioner members who apply and six appointed by the Group. Under UK legislation a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members).

Similar governance principles apply to the Group’s other pension schemes.

Investment strategy

The assets of the Main scheme, which represent 90% of plan assets at 31 December 2017 (2016 - 89%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including real estate and infrastructure.

The Main scheme employs derivative instruments to achieve a desired asset class exposure and to reduce the scheme’s interest rate, inflation and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation.

	Main scheme
Major classes of plan assets as a percentage of total plan assets	2017%	2016%
Quoted assets
Quoted equities
- Consumer industry	6.7	4.6
- Manufacturing industry	1.8	1.8
- Energy and utilities	3.6	2.7
- Financial institutions	7.8	8.3
- Technology and telecommunications	1.9	2.3
- Other	0.1	0.8
Private equity	4.0	3.4
Index-linked bonds	30.6	31.4
Government fixed interest bonds	9.2	5.9
Corporate fixed interest bonds	15.8	17.9

Unquoted assets
Corporate and other bonds	1.0	1.8
Hedge funds	—	0.2
Real estate	5.2	5.2
Derivatives	8.1	10.2
Cash and other assets	4.2	3.4
Equity exposure of equity futures	(3.6)	(1.8)
Cash exposure of equity futures	3.6	1.9
	100.0	100.0

Notes on the consolidated accounts

4 Pensions continued

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2017			2016
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	11	310	555	12	299	549
Interest rate swaps	44	8,161	4,779	41	9,440	5,442
Currency forwards	12	160	34	15	191	136
Equity and bond call options	2	428	—	2	799	1
Equity and bond put options	3	3	1	2	—	2
Other	4	327	444	4	1,719	1,816

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

At 31 December 2017, the gross notional value of the swaps was £57 billion (2016 - £56 billion) and had a net positive fair value of £3,045 million (2016 - £3,629 million).

Collateral is required on all swap transactions. The counterparty banks had delivered a net amount of £3,436 million of collateral at 31 December 2017 (2016 - £3,991 million).

The schemes do not invest directly in the Group but can have exposure to the Group within their investment programmes through indirect exposure to ordinary shares of the Group through index tracking investments, swaps contracts (before allowing for collateral posted against the mark value of the swaps) and cash deposits placed with National Westminster Bank Plc. The trustees of the respective schemes are responsible for ensuring that indirect investments in the Group do not exceed the 5% regulatory limit.

Amounts in the Financial statements

The Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that the Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main scheme, where the current surplus is not recognised.

	All schemes
Amounts recognised on the balance sheet	2017 £m	2016 £m
Fund assets at fair value	49,746	49,229
Present value of fund liabilities	42,378	43,990
Funded status	7,368	5,239
Asset ceiling/minimum funding	7,105	5,326
	263	(87)

Net pension asset/(liability) comprises	2017 £m	2016 £m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 17)	392	276
Net liabilities of schemes in deficit	(129)	(363)
	263	(87)

Notes on the consolidated accounts

4 Pensions continued

	Main scheme				All schemes
		Present value	Asset	Net		Present value	Asset	Net
	Fair	of defined	ceiling/	pension	Fair	of defined	ceiling/	pension
	value of	benefit	minimum	liability/	value of	benefit	minimum	liability/
	plan assets	obligation	funding (1)	(asset)	plan assets	obligation	funding (1)	(asset)
Changes in value of net pension liability/(asset)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2016	30,703	30,966	2,981	3,244	34,708	35,152	3,130	3,574
Currency translation and other adjustments	—	—	—	—	533	602	—	69
Income statement
Net interest expense	1,310	1,184	116	(10)	1,454	1,327	122	(5)
Current service cost	—	199	—	199	—	264	—	264
Past service cost	—	28	—	28	—	8	—	8
Loss on curtailments or settlements	—	—	—	—	—	1	—	1
	1,310	1,411	116	217	1,454	1,600	122	268
Statement of comprehensive income
Return on plan assets above recognised interest income	8,562	—	—	(8,562)	9,254	—	—	(9,254)
Experience gains and losses	—	(658)	—	(658)	—	(794)	—	(794)
Effect of changes in actuarial financial assumptions	—	8,803	—	8,803	—	9,565	—	9,565
Effect of changes in actuarial demographic assumptions	—	(402)	—	(402)	—	(542)	—	(542)
Asset ceiling/minimum funding adjustments	—	—	1,876	1,876	—	—	2,074	2,074
	8,562	7,743	1,876	1,057	9,254	8,229	2,074	1,049

Contributions by employer	4,518	—	—	(4,518)	4,786	—	—	(4,786)
Contributions by plan participants and other scheme
members	—	—	—	—	12	12	—	—
Liabilities extinguished upon settlement	—	—	—	—	(43)	(130)	—	(87)
Benefits paid	(1,269)	(1,269)	—	—	(1,475)	(1,475)	—	—
At 1 January 2017	43,824	38,851	4,973	—	49,229	43,990	5,326	87
Currency translation and other adjustments	—	—	—	—	46	46	3	3
Income statement
Net interest expense	1,155	1,021	134	—	1,285	1,140	142	(3)
Current service cost	—	226	—	226	—	292	—	292
Past service cost	—	19	—	19	—	20	—	20
Loss on curtailments or settlement	—	—	—	—	—	66	—	66
	1,155	1,266	134	245	1,285	1,518	142	375

Statement of comprehensive income
Return on plan assets above recognised interest income	1,580	—	—	(1,580)	1,728	—	—	(1,728)
Experience gains and losses	—	107	—	107	—	93	—	93
Effect of changes in actuarial financial assumptions	—	678	—	678	—	737	—	737
Effect of changes in actuarial demographic assumptions	—	(794)	—	(794)	—	(826)	—	(826)
Asset ceiling/minimum funding adjustments	—	—	1,608	1,608	—	—	1,634	1,634
	1,580	(9)	1,608	19	1,728	4	1,634	(90)

Contributions by employer	264	—	—	(264)	627	—	—	(627)
Contributions by plan participants and other scheme members	4	4	—	—	10	10	—	—
Liabilities extinguished upon settlement	—	—	—	—	(744)	(755)	—	(11)
Benefits paid	(2,175)	(2,175)	—	—	(2,435)	(2,435)	—	—
At 31 December 2017	44,652	37,937	6,715	—	49,746	42,378	7,105	(263)

Notes:

(1)              In recognising the net surplus or deficit of a pension scheme, the funded status of each scheme is adjusted to reflect any minimum funding requirement imposed on the sponsor and any ceiling on the amount that the sponsor has an unconditional right to recover from a scheme.

(2)              The Group expects to make contributions to the Main scheme of £190 million in 2018.

Notes on the consolidated accounts

4 Pensions continued

Funding and contributions by the Group

In the UK, the Trustees of defined benefit pension schemes are required to perform funding valuations every three years. The Trustees and the Company, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and a Schedule of Contributions required to eliminate any funding deficit. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor’s covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where the Group sponsors defined benefit pension schemes.  The last funding valuation of the Main scheme was at 31 December 2015 and next funding valuation is due at 31 December 2018, to be agreed by 31 March 2020.

The triennial funding valuation of the Main scheme as at 31 December 2015 determined the funding level to be 84%, pension liabilities to be £37 billion and the deficit to be £5.8 billion, subsequently reduced by a £4.2 billion cash payment in March 2016. Investment returns over the next 10 year period were forecast to absorb the £1.6 billion balance of the deficit. The average cost of the future service of current members is 35% of basic salary before contributions from those members; it includes the expenses of running the scheme.

Assumptions

Placing a value on the Group’s defined benefit pension schemes’ liabilities requires the Group’s management to make a number of assumptions, with the support of independent actuaries who provide advice and guidance to the Group. The ultimate cost of the defined benefit obligations to the Group will depend upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected.

The most significant assumptions used for the Main scheme are shown below:

	Principal IAS 19 actuarial assumptions		Principal assumptions of 2015 triennial valuation
	2017%	2016%	2015
Discount rate	2.6	2.7	Fixed interest swap yield curve plus 1.5% per annum at
			all durations
Inflation assumption (RPI)	3.1	3.2	Retail price index RPI swap yield curve
Rate of increase in salaries	1.8	1.8
Rate of increase in deferred pensions	3.0	3.2
Rate of increase in pensions in payment	2.9	3.0	(RPI floor 0%, cap 5%): Limited price indexation (LPI) (0,5) swap yield curve

Proportion of pension converted to a cash lump sum at retirement	21	21	21%
Longevity at age 60 for current pensioners
(years)
Males	27.2	27.4	28.4
Females	28.7	29.1	30.2

Longevity at age 60 for future pensioners
currently aged 40 (years)
Males	28.6	29.0	29.9
Females	30.4	31.2	32.4

Discount rate

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 96% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. The weighted average duration of the Main scheme’s defined benefit obligation at 31 December 2017 is 21 years (2016 – 20.9 years).

Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived.

The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed.

Notes on the consolidated accounts

4 Pensions continued

The table below shows how the present value of the defined benefit obligation would change if the key assumptions used were changed. The sensitivity analysis presented below may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

	Main scheme (decrease)/increase
	in obligation at 31 December
	2017	2016
	£m	£m
0.25% increase in the discount rate	(1,964)	(1,978)
0.25% increase in inflation	1,329	1,552
0.25% additional rate of increase in pensions in payment	1,328	1,339
Longevity increase of one year	1,478	1,522

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme):

	2017	2016
Membership category	%	%
Active members	16.2	18.1
Deferred members	47.3	45.9
Pensioners and dependants	36.5	36.0
	100.0	100.0

The experience history of Group schemes is shown below:

	Main Scheme					All schemes
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
History of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	44,652	43,824	30,703	30,077	24,272	49,746	49,229	34,708	34,359	28,488
Present value of plan obligations	37,937	38,851	30,966	31,776	26,958	42,378	43,990	35,152	36,643	31,484
Net surplus/(deficit)	6,715	4,973	(263)	(1,699)	(2,686)	7,368	5,239	(444)	(2,284)	(2,996)

Experience (losses)/gains on plan liabilities	(107)	658	233	3	102	(93)	794	258	18	176
Experience gains/(losses) on plan assets	1,580	8,562	(415)	4,629	986	1,728	9,254	(458)	5,171	1,097
Actual return on plan assets	2,735	9,872	703	5,766	1,997	3,013	10,708	749	6,485	2,270
Actual return on plan assets - %	6.2%	32.2%	2.3%	23.8%	8.9%	6.1%	30.9%	2.2%	22.8%	8.6%

Notes on the consolidated accounts

5 Auditor’s remuneration

Amounts paid to the Group’s auditors for statutory audit and other services are set out below. All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor’s independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments the auditors are best placed to perform the work economically; for other work the Group selects the supplier best placed to meet its requirements. The Group’s auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

On 24 March 2016 Deloitte LLP (Deloitte) resigned as the Group’s auditors and at the Annual General Meeting on 4 May 2016 the shareholders approved the appointment of Ernst & Young LLP (EY) as the Group’s auditor for the audit of the 2016 annual accounts. EY remain the Group’s auditors for the audit of the 2017 annual accounts.

Amounts paid to the Group’s auditors for statutory audit and other services are set out below:

EY	2017 £m	2016 (1) £m
Fees payable for the audit of the Group’s annual accounts	4.0	4.0
- the audit of the company’s subsidiaries	22.9	20.7
- audit-related assurance services (2)	4.3	4.0
Total audit and audit-related assurance services fees	31.2	28.7

Other assurance services	1.7	3.4
Corporate finance services (3)	0.2	0.2
Total other services	1.9	3.6

Deloitte	2017 £m	2016 (4) £m
Fees payable to the auditor and its associates for other services to the Group	—	—
- the audit of the company’s subsidiaries	—	0.2
- audit-related assurance services (5)	—	0.5
Total audit and audit-related assurance services fees	—	0.7

Other assurance services	—	0.2
Corporate finance services (6)	—	1.3
Total other services	—	1.5
Total	—	2.2

Notes:

(1)              Includes fees for the period EY were principal Group auditor (2016 - 1 January 2016 – 31 December 2016; Deloitte 2016 to effective resignation on 24 March 2016.)

(2)              Comprises fees of £1.1 million (2016 - £1.1 million) in relation to reviews of interim financial information, £2.5 million (2016 - £2.2 million) in respect of reports to the Group’s regulators in the UK and overseas, £0.7 million (2016 - £0.7 million) in relation to non-statutory audit opinions.

(3)              Comprises fees of £0.2 million (2016 - £0.2 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group.

(4)              Includes fees for the period Deloitte were principal Group auditor (2016 1 January 2016 to effective resignation on 24 March 2016)

(5)              Comprises no fees (2016 - nil) in relation to revenues of interim financial information, no fees (2016 - £10 million) in respect of reports to the Group’s regulators in the UK and overseas, no fees (2016 - £0.2 million) in respect of internal controls assurance, and no fees in relation to non-statutory audit opinions.

(6)              Comprises no fees (2016 £1.4 million) in respect of work performed by the auditors as reporting accountants as debt and equity issuances undertake by the Group, including securitisations, no fees (2016 - £0.1 million), and no fees (2016 – nil) in relation to working capital report in correction with a circular to shareholders.

Notes on the consolidated accounts

6 Tax

	2017	2016	2015
	£m	£m	£m
Current tax:
Charge for the year	(1,018)	(1,126)	(249)
Over provision in respect of prior years	227	186	220
	(791)	(940)	(29)
Deferred tax:
Credit for the year	108	246	—
Reduction in the carrying value of deferred tax assets	(30)	(317)	—
(Under)/over provision in respect of prior years	(111)	(155)	6
Tax charge for the year	(824)	(1,166)	(23)

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 19.25% (2016 – 20.00%; 2015 – 20.25%) as follows:

	2017	2016	2015
	£m	£m	£m
Expected tax (charge)/credit	(431)	816	547
Losses and temporary differences in year where no deferred tax asset recognised	(303)	(742)	(1,086)
Foreign profits taxed at other rates	104	340	510
UK tax rate change impact (1)	(7)	6	94
Non-deductible goodwill impairment	—	—	(124)
Items not allowed for tax:
- losses on disposals and write-downs	(69)	(45)	(23)
- UK bank levy	(45)	(41)	(50)
- regulatory and legal actions	(56)	(952)	(232)
- other disallowable items	(110)	(141)	(199)
Non-taxable items	134	136	173
Taxable foreign exchange movements	27	(57)	19
Losses brought forward and utilised	11	10	122
Reduction in carrying value of deferred tax asset in respect of:
- UK losses	(30)	(317)	—
Banking surcharge	(165)	(210)	—
Adjustments in respect of prior years (2)	116	31	226
Actual tax charge	(824)	(1,166)	(23)

Notes:

(1)              In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017 and 17% from 1 April 2020.  The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by this Act.  Deferred tax assets and liabilities at 31 December 2017 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

(2)              Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities.

Notes on the consolidated accounts

7 Earnings per ordinary share

Earnings per ordinary share have been calculated based on the following:

	2017	2016	2015
	£m	£m	£m
Earnings
Profit/(loss) attributable to ordinary shareholders	752	(6,955)	(1,979)
Loss from discontinued operations attributable to ordinary shareholders	—	—	(1,207)
Profit/(loss) from continuing operations attributable to ordinary shareholders	752	(6,955)	(3,186)

Weighted average number of shares (millions) (1)
Weighted average number of ordinary shares outstanding during the year	11,867	11,692	11,516
Effect of dilutive share options and convertible securities	69	51	60
Diluted weighted average number of ordinary shares outstanding during the year	11,936	11,743	11,576

Note:

(1)              All periods include the effect of 51 billion B shares that were converted to 5.1 billion ordinary shares in October 2015 (see Note 25).

There were no basic earnings/(loss) per ordinary share from discontinued operations (2016 - nil; 2015 – 10.5p). There were no diluted earnings per ordinary share from discontinued operations (2016 – nil; 2015 – 10.4p).

An agreement on 25 June 2014 between RBS and Her Majesty’s Treasury (HMT) set out the terms for the retirement of the Dividend Access Share (DAS).

On 22 March 2016 the DAS was retired on payment the final dividend of £1,193 million to HMT; the DAS was re-designated as a single B share which was then cancelled.

Earnings per share for periods ended after 25 June 2014 and prior to the retirement of the DAS reflect DAS dividends recognised before the end of a reporting period; this amounted to nil (2016 – £1,193; 2015-  nil).

8 Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

Assets	Held-for- trading £m	Designated as at fair value through profit or loss £m	Hedging derivatives £m	Available- for-sale £m	Loans and receivables £m	Held-to- maturity £m	Other assets £m	Total £m
Cash and balances at central banks	—	—		—	98,337	—		98,337
Loans and advances to banks
- reverse repos	11,845	—		—	2,152	—		13,997
- other (1)	6,889	—		—	9,365	—		16,254
Loans and advances to customers
- reverse repos	24,427	—		—	2,308	—		26,735
- other	15,320	56		—	307,808	—		323,184
Debt securities	27,481	—		43,681	3,643	4,128		78,933
Equity shares	29	134		287	—	—		450
Settlement balances	—			—	2,517			2,517
Derivatives	157,876		2,967					160,843
Other assets	—	—		—	—	—	16,806	16,806
31 December 2017	243,867	190	2,967	43,968	426,130	4,128	16,806	738,056

Cash and balances at central banks	—	—		—	74,250	—		74,250
Loans and advances to banks
- reverse repos	11,120	—		—	1,740	—		12,860
- other (1)	6,780	—		—	10,498	—		17,278
Loans and advances to customers
- reverse repos	26,586	—		—	2,341	—		28,927
- other	17,504	82		—	305,437	—		323,023
Debt securities	24,504	27		39,254	3,968	4,769		72,522
Equity shares	166	172		365	—	—		703
Settlement balances	—			—	5,526			5,526
Derivatives	242,192		4,789					246,981
Other assets	—	—		—	—	—	16,586	16,586
31 December 2016	328,852	281	4,789	39,619	403,760	4,769	16,586	798,656

Note:

(1)              Includes items in the course of collection from other banks of £1,017 million (2016 - £781 million).

Notes on the consolidated accounts

8 Financial instruments - classification continued

		Designated
		as at fair value
	Held-for-	through profit	Hedging		Other
Liabilities	trading	or loss	derivatives	Amortised cost	liabilities	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks
- repos	4,030	—		3,389		7,419
- other (1)	12,472	—		27,007		39,479
Customer accounts
- repos	24,333	—		6,669		31,002
- other (2)	11,513	874		354,647		367,034
Debt securities in issue (3)	1,107	3,403		26,049		30,559
Settlement balances	—	—		2,844		2,844
Short positions	28,527	—				28,527
Derivatives	150,935		3,571			154,506
Subordinated liabilities	—	939		11,783		12,722
Other liabilities	—	—		2,181	12,690	14,871
31 December 2017	232,917	5,216	3,571	434,569	12,690	688,963

Deposits by banks
- repos	4,125	—		1,114		5,239
- other (1)	20,756	—		12,561		33,317
Customer accounts
- repos	23,186	—		3,910		27,096
- other (2)	12,778	1,506		339,588		353,872
Debt securities in issue (3)	1,614	4,621		21,010		27,245
Settlement balances	—	—		3,645		3,645
Short positions	22,077	—				22,077
Derivatives	232,418		4,057			236,475
Subordinated liabilities	—	955		18,464		19,419
Other liabilities	—	—		2,010	18,857	20,867
31 December 2016	316,954	7,082	4,057	402,302	18,857	749,252

Notes:

(1)              Includes items in the course of transmission to other banks of £214 million (2016 - £295 million).

(2)              The carrying amount of other customer accounts designated as at fair value through profit or loss is £114 million (2016 - £155 million) higher than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.

(3)              Comprises bonds and medium term notes of £25,922 million (2016 - £24,037 million) and certificates of deposit and other commercial paper of £4,637 million (2016 - £3,208 million).

Amounts included in operating profit/(loss) before tax:

	2017	2016	2015
	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	60	13	388
Losses on disposal or settlement of loans and receivables	(35)	(277)	(558)

Notes on the consolidated accounts

8 Financial instruments - classification continued

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreement together with financial collateral received or given.

	Offsetable instruments			Offsetable potential not recognised by IFRS
				Effect of			Net amount after	Instruments
				master netting		Other	the effect of netting	outside
		IFRS	Balance	and similar	Cash	financial	arrangements and	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	arrangements	sheet total
2017	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	175,670	(17,088)	158,582	(128,287)	(20,311)	(5,850)	4,134	2,261	160,843
Reverse repos	78,991	(43,974)	35,017	(329)	—	(34,646)	42	5,715	40,732
Loans to customers	1,110	(1,110)	—	—	—	—	—	323,184	323,184
Settlement balances	685	(668)	17	—	—	—	17	2,500	2,517
	256,456	(62,840)	193,616	(128,616)	(20,311)	(40,496)	4,193	333,660	527,276

Liabilities
Derivatives	170,405	(17,557)	152,848	(128,287)	(18,035)	(3,952)	2,574	1,658	154,506
Repos	80,088	(43,974)	36,114	(329)	—	(35,785)	—	2,307	38,421
Customer accounts	641	(641)	—	—	—	—	—	367,034	367,034
Settlement balances	1,620	(668)	952	—	—	—	952	1,892	2,844
	252,754	(62,840)	189,914	(128,616)	(18,035)	(39,737)	3,526	372,891	562,805

2016
Assets
Derivatives	293,728	(51,080)	242,648	(197,288)	(28,742)	(8,435)	8,183	4,333	246,981
Reverse repos	69,805	(31,728)	38,077	(1,052)	—	(36,938)	87	3,710	41,787
Loans to customers	600	(600)	—	—	—	—	—	323,023	323,023
Settlement balances	1,711	(1,529)	182	—	—	—	182	5,344	5,526
	365,844	(84,937)	280,907	(198,340)	(28,742)	(45,373)	8,452	336,410	617,317

Liabilities
Derivatives	284,255	(50,574)	233,681	(197,288)	(20,417)	(11,048)	4,928	2,794	236,475
Repos	61,742	(31,728)	30,014	(1,052)	—	(28,960)	2	2,321	32,335
Customer accounts	1,106	(1,106)	—	—	—	—	—	353,872	353,872
Settlement balances	1,677	(1,529)	148	—	—	—	148	3,497	3,645
	348,780	(84,937)	263,843	(198,340)	(20,417)	(40,008)	5,078	362,484	626,327

Loans and deposits on the balance sheet include cash collateral given or taken against the derivative portfolio. Where offset is available but not recognised under IFRS, this is reflected in the cash collateral column.

Notes on the consolidated accounts

9 Financial instruments - valuation

Valuation of financial instruments carried at fair value

Control environment

RBS’s control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. RBS ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

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

Governance framework

IPV takes place at least each month end date, for all fair value positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure being reviewed by the RBS Pricing Model Risk team. The NatWest Markets Valuation Committee is made up of valuation specialists and senior business representatives from various functions and oversee pricing, reserving and valuations issues. This committee meets monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by the NatWest Markets Valuation Committee and to discuss other relevant matters including prudential valuation.

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

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

•                  Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR), Overnight Index Swaps (OIS) rate and other quoted interest rates in the swap, bond and futures markets.

•                  Foreign currency exchange rates - there are observable prices both for spot and forward contracts and futures in the world’s major currencies.

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

Consensus pricing

RBS uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. NatWest Markets contributes to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that RBS submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. The sources of independent data are reviewed for quality and are applied in the IPV processes using a formalised input quality hierarchy. These adjustments reflect RBS’s assessment of factors that market participants would consider in setting a price.

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

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. A breakdown of valuation adjustments is provided in Capital and risk management: Balance sheet analysis - derivatives on page 206.

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

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

Bid-offer adjustments for each risk factor (including delta (the degree to which the price of an instrument changes in response to a change in the price of the underlying), vega (the degree to which the price of an instrument changes in response to the volatility in the price of the underlying), correlation (the degree to which prices of different instruments move together) are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market.

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

Reserves are also held in relation to fair value funding costs that are not within the scope of FVA, potential losses arising from receivables where there is a counterparty dispute and certain uncollateralised derivatives after the pricing impact of a significant novation in 2017 was incorporated into transactions of a similar nature.

The discount rates applied to derivative cash flows in determining fair value reflect any underlying collateral agreements. Collateralised derivatives are generally discounted at the relevant OIS-related rates at an individual trade level. Reserves are held to the extent that the discount rates applied do not reflect all of the terms of the collateral agreements.

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

Amounts deferred on initial recognition

On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2017, net gains of £56 million (2016 - £72 million) were carried forward. During the year, net gains of £64 million (2016 - £27 million) were deferred and £80 million (2016 - £48 million) were recognised in the income statement.

Own credit

RBS takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value in accordance with IFRS. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider RBS’s creditworthiness when pricing trades.

For issued debt this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Secondary senior debt issuance spreads are used in the calculation of the own credit adjustment applied to senior debt.

The fair value of RBS’s derivative financial liabilities is also adjusted to reflect RBS’s own credit risk through debit valuation adjustments (DVA). Expected gains are applied to estimated potential future negative exposures, the modelling of which is consistent with the approach used in the calculation of CVA. Expected gains are determined from market implied probabilities of default and recovery levels. FVA is considered the primary adjustment applied to derivative liabilities. The extent to which DVA and FVA overlap is eliminated from DVA.

The own credit adjustment does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time provided the liability is not repaid at a premium or a discount.

Notes on the consolidated accounts

9 Financial instruments - valuation  continued

The own credit adjustments (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below. The cumulative adjustments below represent reductions/(increases) to the balance sheet liability amounts.

	Debt Securities in issue (3)		Subordinated
Cumulative own credit adjustment (2)	HFT £m	DFV £m	liabilities DFV £m	Derivatives £m	Total £m
2017	(47)	(37)	116	—	32
2016	(34)	(6)	196	81	237

Carrying values of underlying liabilities	£bn	£bn	£bn
2017	1.1	3.4	0.9
2016	1.6	4.6	1.0

Notes:

(1)              The OCA does not alter cash flows and is not used for performance management.

(2)              Includes wholesale and retail note issuances.

(3)              The reserve movement between periods will not equate to the reported profit or loss or other comprehensive income related to own credit. RBS has early adopted the provisions within IFRS 9 Financial Instruments in respect of the presentation of gains and losses on financial liabilities designated at fair value through profit and loss from 1 January 2017. The balance sheet reserve is stated by converting underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

(4)              The cumulative adjustment for debt securities in issue is opposite to that for subordinated liabilities: debt securities in issue were issued relatively recently at wider than current spreads, whilst many of the subordinated liabilities were issued before the financial crisis at significantly tighter spreads.

Key points

•                  The cumulative OCA decrease during the year was mainly due to the tightening of RBS issuance spreads. The OCA on senior debt is determined by reference to secondary debt issuance spreads, which tightened by 52 basis points at the five year level to 10 basis points at 31 December 2017 (31 December 2016 – 62 basis points).

•                  RBS subordinated debt spreads at the five year level tightened to 169 basis points at 31 December 2017 (31 December 2016 – 281 basis points).

•                  RBS five year CDS credit spreads tightened to 75 basis points at 31 December 2017 (31 December 2016 – 125 basis points).

•                  DVA in respect of derivative liabilities has reduced to nil following the tightening in spreads in 2017, such that adjustments overlap with FVA and are thus eliminated from DVA.

Financial instruments: carried at fair value - valuation hierarchy

The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy – level 1, level 2 and level 3 and related level 3 sensitivities.

	Level 1	Level 2	Level 3	Total	Level 3 sensitivity (5)
2017	£bn	£bn	£bn	£bn	Favourable (£m)	Unfavourable (£m)
Assets
Loans and advances	—	58.3	0.2	58.5	—	—
Debt securities	56.8	13.2	1.2	71.2	30	(10)
- of which AFS	37.2	6.2	0.3	43.7	—	—
Equity shares	—	0.3	0.2	0.5	20	(30)
- of which AFS	—	0.1	0.2	0.3	20	(20)
Derivatives	—	159.1	1.7	160.8	160	(170)
	56.8	230.9	3.3	291.0	210	(210)

Proportion	19.6%	79.3%	1.1%	100%

Liabilities
Customer accounts	—	53.0	0.2	53.2	20	(20)
Debt securities in issue	—	4.2	0.3	4.5	10	(10)
Short positions	23.7	4.8	—	28.5	—	—
Derivatives	—	152.9	1.7	154.6	140	(140)
Subordinated liabilities	—	0.9	—	0.9	—	—
	23.7	215.8	2.2	241.7	170	(170)

Proportion	9.8%	89.3%	0.9%	100%

For the notes to this table refer to the following page.

Notes on the consolidated accounts

9 Financial instruments: carried at fair value - valuation hierarchy continued

	Level 1	Level 2	Level 3	Total	Level 3 sensitivity (5)
2016	£bn	£bn	£bn	£bn	Favourable (£m)	Unfavourable (£m)
Assets
Loans and advances	—	61.5	0.6	62.1	50	(50)
Debt securities (3)	53.8	9.2	0.8	63.8	70	(20)
- of which AFS	35.1	4.0	0.1	39.2	20	(10)
Equity shares	0.1	0.2	0.4	0.7	40	(50)
- of which AFS	—	0.1	0.3	0.4	30	(40)
Derivatives	—	244.2	2.7	246.9	200	(200)
	53.9	315.1	4.5	373.5	360	(320)

Proportion	14.4%	84.4%	1.2%	100%

Liabilities
Customer accounts	—	62.0	0.4	62.4	10	(20)
Debt securities in issue	—	5.6	0.6	6.2	40	(40)
Short positions	19.7	2.4	—	22.1	—	—
Derivatives	—	234.4	2.0	236.4	120	(120)
Subordinated liabilities	—	1.0	—	1.0	—	—
	19.7	305.4	3.0	328.1	170	(180)

Proportion	6.0%	93.1%	0.9%	100%

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

Level 3: instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, asset-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)              Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

(3)              For an analysis of debt securities (by issuer, measurement classification and analysis of asset backed securities) and derivatives (by type of contract) refer to Capital and risk management - Credit risk.

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

Notes on the consolidated accounts

9 Financial instruments: valuation techniques

The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of level 3 financial instruments.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans and advances	0.2
			Price-based	Price	0%	100.53%
Debt securities	1.2
			Price-based	Price	0	369.81 GBP
			Price-based	Price	99.94%	101.84%
Equity shares	0.2
			Price-based	Price	0.164	585,066 GBP
			Valuation	Discount factor	9%	13%
			Valuation	Fund NAV	80%	120%
Customer accounts		0.2
			DCF based on recoveries	Correlation	(29%)	86.05%
				Interest rate delta	(0.38%)	2.61%
Debt securities in issue		0.3
			Price-based	Price	56.77 JPY	148.68 EUR
			Valuation	Fund NAV	0.202	977.24 GBP
Derivatives	1.7	1.7
Credit	0.2	0.1	DCF based on recoveries	Credit spreads	0.1 bps	500 bps
			Option pricing model	Correlation	(50%)	80%
				Volatility	38%	80%
				Upfront points	0%	99%
				Recovery rate	10%	40%
Interest and foreign exchange contracts	1.4	1.5	Option pricing model	Correlation	(75%)	100%
				Volatility	0%	292%
Equity	0.1	0.1	Option pricing model	Correlation	(57%)	95%
				Forward	146%	189%
				Volatility	7%	11%

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

(9)              Upfront points: where CDS contracts are standardised, the inherent spread of the trade may exceed the standard premium paid or received under the contract. Upfront points will compensate for the difference between the standard premium and the actual premium at the start of the contract.

(10)          RBS does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

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

Areas of judgment

Whilst the business has simplified, the diverse range of products historically traded by RBS results in a wide range of instruments that are classified into Level 3 of the hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of RBS financial instruments carried at fair value are classified as Level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

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

Notes on the consolidated accounts

9 Financial instruments: level 3 portfolios and sensitively methodologies

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

Level 3

The following table shows the movement in level 3 assets and liabilities in the year.

	2017				2016
	FVTPL	AFS	Total	Total	FVTPL	AFS	Total	Total
	assets (2)	assets	assets	liabilities	assets (2)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	4,111	426	4,537	2,997	3,152	765	3,917	2,716
Amount recorded in the income statement (1)	(654)	82	(572)	(341)	(124)	5	(119)	(70)
Amount recorded in the statement of comprehensive
income	—	2	2	—	—	71	71	—
Level 3 transfers in	719	275	994	530	2,135	29	2,164	1,408
Level 3 transfers out	(1,015)	(3)	(1,018)	(672)	(1,020)	(113)	(1,133)	(1,052)
Issuances	371	—	371	—	3	—	3	35
Purchases	1,789	19	1,808	412	1,298	42	1,340	600
Settlements	(161)	—	(161)	(423)	(758)	—	(758)	(610)
Sales	(2,354)	(301)	(2,655)	(323)	(624)	(382)	(1,006)	(87)
Foreign exchange and other adjustments	(16)	(2)	(18)	5	49	9	58	57
At 31 December	2,790	498	3,288	2,185	4,111	426	4,537	2,997

Amounts recorded in the income statement in respect
of balances held at year end
- unrealised	(84)	4	(80)	595	29	11	40	13
- realised	276	—	276	(100)	282	(4)	278	(34)

Notes:

(1)              There were £240 million net losses on HFT instruments (2016 - £45 million) recorded in income from trading activities in continuing operations. Net gains on other instruments of £9 million (2016 - £4 million losses) were recorded in other operating income and interest income as appropriate in continuing operations. There were no losses in discontinued operations.

(2)              Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes on the consolidated accounts

9 Financial instruments: fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value approximates	Carrying		Fair value of hierarchy level
2017	carrying value £bn	value £bn	Fair value £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn
Financial assets
Cash and balances at central banks	98.3

Loans and advances to banks	1.0	10.5	10.5	—	9.1	1.4

Loans and advances to customers
UK PBB
- mortgages		136.6	136.6	—	—	136.6
- other		25.1	24.7	—	—	24.7
Ulster Bank RoI
- mortgages		14.5	12.8	—	—	12.8
- other		5.0	5.0	—	—	5.0
Commercial Banking
- commercial real estate		15.9	15.7	—	—	15.7
- other		81.1	80.2	—	0.1	80.1
Private Banking		13.5	13.4	—	—	13.4
RBS International		8.7	8.6	—	—	8.6
NatWest Markets		9.6	9.7	—	1.2	8.5
Central items & other		0.1	0.1	—	—	0.1
Total loans and advances to customers		310.1	306.8	—	1.3	305.5

Of which:
Performing		303.9	300.8	—	1.3	299.5
Non-performing		6.2	6.0	—	—	6.0

Debt securities		7.8	7.9	4.3	1.5	2.1
Settlement balances	2.5

Financial liabilities
Deposits by banks	4.5	25.9	26.0	—	22.4	3.6
Customer accounts	321.5	39.8	39.9	—	12.9	27.0
Debt securities in issue		26.0	27.3	—	22.2	5.1
Settlement balances	2.8
Notes in circulation (1)	2.2
Subordinated liabilities		11.8	12.6	—	12.5	0.1

Note:

(1)              Included in Accruals and other liabilities.

Notes on the consolidated accounts

9 Financial instruments - fair value of financial instruments not carried at fair value continued

	Items where fair value approximates	Carrying		Fair value of hierarchy level
2016*	carrying value £bn	value £bn	Fair value £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn
Financial assets
Cash and balances at central banks	74.3

Loans and advances to banks	0.8	11.4	11.5	—	3.3	8.2

Loans and advances to customers
UK PBB
- mortgages		137.5	138.4	—	—	138.4
- other		15.2	14.7	—	—	14.7
Ulster Bank RoI
- mortgages		14.4	12.3	—	—	12.3
- other		4.5	4.5	—	—	4.5
Commercial Banking
- commercial real estate		16.6	16.4	—	—	16.4
- other		83.7	84.4	—	0.1	84.3
Private Banking		12.2	12.2	—	—	12.2
RBS International		8.5	8.3	—	—	8.3
NatWest Markets		13.1	12.7	—	0.8	11.9
Central items & other		2.1	2.1	—	—	2.1
Total loans and advances to customers		307.8	306.0	—	0.9	305.1

Of which:
Performing		300.4	298.8	—	0.9	297.9
Non-performing		7.4	7.2	—	—	7.2

Debt securities		8.7	8.8	5.0	0.3	3.5
Settlement balances	5.5

Financial liabilities
Deposits by banks	4.3	9.4	9.5	—	6.2	3.3
Customer accounts	308.4	35.1	35.2	—	10.9	24.3
Debt securities in issue		21.0	21.6	—	17.1	4.5
Settlement balances	3.6
Notes in circulation (1)	2.0
Subordinated liabilities		18.5	18.5	—	18.4	0.1

* Re-presented to reflect segment reorganisation.

Note:

(1)              Included in Accruals and other liabilities.

Notes on the consolidated accounts

9 Financial instruments: fair value of financial instruments not carried at fair value continued

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

For certain portfolios where there are very few or no recent transactions, such as Ulster Bank RoI’s portfolio of lifetime tracker mortgages, a bespoke approach is used.

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

10 Financial instruments - maturity analysis

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2017			2016
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	98,337	—	98,337	74,250	—	74,250
Loans and advances to banks	30,153	98	30,251	30,078	60	30,138
Loans and advances to customers	108,990	240,929	349,919	115,925	236,025	351,950
Debt securities	17,204	61,729	78,933	19,530	52,992	72,522
Equity shares	—	450	450	—	703	703
Settlement balances	2,517	—	2,517	5,526	—	5,526
Derivatives	32,372	128,471	160,843	61,719	185,262	246,981

Liabilities
Deposits by banks	27,303	19,595	46,898	32,043	6,513	38,556
Customer accounts	394,587	3,449	398,036	377,328	3,640	380,968
Debt securities in issue	7,940	22,619	30,559	6,689	20,556	27,245
Settlement balances and short positions	4,938	26,433	31,371	5,010	20,712	25,722
Derivatives	32,212	122,294	154,506	60,878	175,597	236,475
Subordinated liabilities	2,383	10,339	12,722	1,062	18,357	19,419

Notes on the consolidated accounts

10 Financial instruments – maturity analysis continued

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

Held-for-trading assets of £243.9 billion (2016 - £328.9 billion) and liabilities of £232.9 billion (2016 - £317.0 billion) have been excluded from the following tables.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2017	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	98,337	—	—	—	—	—
Loans and advances to banks	10,792	633	94	—	—	—
Debt securities	3,675	5,889	11,960	11,312	12,813	3,638
Settlement balances	2,517	—	—	—	—	—
Total maturing assets	115,321	6,522	12,054	11,312	12,813	3,638
Loans and advances to customers	45,898	32,031	65,077	52,016	68,500	81,995
Derivatives held for hedging	281	832	1,336	334	166	111
	161,500	39,385	78,467	63,662	81,479	85,744

Liabilities by contractual maturity
Deposits by banks	9,180	1,740	3,614	16,023	61	71
Debt securities in issue	4,106	4,322	10,474	3,731	9,762	49
Subordinated liabilities	87	2,645	1,515	1,620	7,746	2,582
Settlement balances and other liabilities	5,030	—	—	—	—	—
Total maturing liabilities	18,403	8,707	15,603	21,374	17,569	2,702
Customer accounts	356,594	4,298	1,218	77	20	28
Derivatives held for hedging	212	289	1,188	526	813	738
	375,209	13,294	18,009	21,977	18,402	3,468

Maturity gap	96,918	(2,185)	(3,549)	(10,062)	(4,756)	936
Cumulative maturity gap	96,918	94,733	91,184	81,122	76,366	77,302

Guarantees and commitments notional amount
Guarantees (1)	7,718	—	—	—	—	—
Commitments (2)	121,229	—	—	—	—	—
	128,947	—	—	—	—	—

For the notes to this table refer to following page.

Notes on the consolidated accounts

10 Financial instruments – maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2016	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	73,822	428	—	—	—	—
Loans and advances to banks	11,753	438	47	—	—	—
Debt securities	4,999	5,424	11,262	8,567	13,541	3,291
Settlement balances	5,526	—	—	—	—	—
Total maturing assets	96,100	6,290	11,309	8,567	13,541	3,291
Loans and advances to customers	47,915	33,443	65,027	52,675	65,427	77,710
Derivatives held for hedging	455	1,178	2,319	531	337	125
	144,470	40,911	78,655	61,773	79,305	81,126

Liabilities by contractual maturity
Deposits by banks	7,205	33	1,285	5,050	78	79
Debt securities in issue	2,269	4,537	7,239	5,381	7,604	798
Subordinated liabilities	996	966	4,835	2,638	12,421	2,532
Settlement balances and other liabilities	5,673	—	—	—	—	—
Total maturing liabilities	16,143	5,536	13,359	13,069	20,103	3,409
Customer accounts	338,436	4,943	1,484	149	51	35
Derivatives held for hedging	205	405	1,329	584	854	857
	354,784	10,884	16,172	13,802	21,008	4,301

Maturity gap	79,957	754	(2,050)	(4,502)	(6,562)	(118)
Cumulative maturity gap	79,957	80,711	78,661	74,159	67,597	67,479

Guarantees and commitments notional amount
Guarantees (1)	7,867	—	—	—	—	—
Commitments (2)	134,324	—	—	—	—	—
	142,191	—	—	—	—	—

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

11 Financial assets - impairments

The following table shows the movement in the provision for impairment losses on loans and advances.

	Individually	Collectively
	assessed	assessed	Latent	2017	2016
	£m	£m	£m	£m	£m
At 1 January	1,395	2,660	400	4,455	7,119
Currency translation and other adjustments	(39)	9	4	(26)	500
Disposals	(5)	—	—	(5)	(2)
Amounts written-off	(453)	(757)	—	(1,210)	(3,695)
Recoveries of amounts previously written-off	29	127	—	156	109
Losses/(releases) to income statement	229	315	(14)	530	537
Unwind of discount (recognised in interest income)	(24)	(62)	—	(86)	(113)
At 31 December (1)	1,132	2,292	390	3,814	4,455

Notes:

(1)              Includes nil relating to loans and advances to banks (2016 - nil).

(2)              The table above excludes impairments relating to securities.

	2017	2016	2015
Impairment losses/(releases) charged to the income statement	£m	£m	£m
Loans and advances to customers	530	537	(849)
Loans and advances to banks	—	—	(4)
	530	537	(853)
Securities	(37)	(59)	126
	493	478	(727)

Notes on the consolidated accounts

11 Financial assets - impairments continued

The following tables analyse impaired financial assets.

	2017			2016
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to customers (1)	7,423	3,424	3,999	8,865	4,055	4,810

Note:

(1)              Impairment provisions individually assessed on balances of £3,418 million (2016 - £4,186 million).

	Carrying value
	2017	2016
	£m	£m
Available-for-sale securities
Debt securities	2	33
Equity shares	20	23

Loans and receivables
Debt securities	1	2
	23	58

Financial and non-financial assets recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements, were £30 million (2016 - £30 million).

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

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. At 31 December 2017 variable rate financial assets of £91 billion (2016 - £81 billion) and variable rate financial liabilities of £69 billion (2016 - £55 billion) were hedged in such cash flow hedge relationships.

For cash flow hedging relationships, the initial and ongoing effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Hedge effectiveness is measured on a cumulative basis over a time period management feels appropriate. The method of calculating hedge ineffectiveness is the hypothetical derivative method.

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed-rate loans, government securities, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. At 31 December 2017, fixed rate financial assets of £36 billion (2016 - £29 billion) and fixed rate financial liabilities of £22 billion (2016 - £23 billion) were hedged by interest rate swaps in fair value hedge relationships.

The initial and ongoing effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap over a time period management feels is appropriate.

Notes on the consolidated accounts

12 Derivatives continued

	2017			2016
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	1,900	19,283	19,172	2,271	35,817	33,986
Currency swaps	666	11,163	13,534	821	22,139	25,053
Options purchased	419	8,765	—	670	17,486	—
Options written	440	—	8,975	683	—	18,109

Interest rate contracts
Interest rate swaps	8,058	99,065	91,025	11,523	139,004	127,151
Options purchased	1,162	21,733	—	1,518	31,457	—
Options written	1,032	—	21,021	1,181	—	31,298
Futures and forwards	1,764	147	114	2,403	63	36

Credit derivatives	38	531	558	42	682	557

Equity and commodity contracts	3	156	107	21	333	285
		160,843	154,506		246,981	236,475

Included in the table above are derivatives held for hedging purposes as follows:

	2017		2016
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Fair value hedging
Interest rate contracts	904	2,211	1,365	2,612

Cash flow hedging
Interest rate contracts	1,989	1,295	3,079	1,419
Exchange rate contacts	63	37	259	—

Net investment hedging
Exchange rate contracts	11	28	86	26
	2,967	3,571	4,789	4,057

Hedge ineffectiveness recognised in other operating income in continuing operations comprised:

	2017	2016	2015
	£m	£m	£m
Fair value hedging
(Losses)/gains on the hedged items attributable to the hedged risk	(48)	1,146	110
Gains/(losses) on the hedging instruments	78	(1,117)	(39)
Fair value hedging ineffectiveness	30	29	71
Cash flow hedging ineffectiveness	9	(29)	(23)
	39	—	48

Substantially all forecast receivable hedged cash flows occur within 5 years (2016 - 5 years) and substantially all forecast payable cash flows occur within 10 years (2016 – 10 years); the income statement is impacted over the same periods.

Notes on the consolidated accounts

13 Debt securities

					Other
	Central and local government				financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS (1)
2017	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	3,514	3,667	14,736	1,844	2,746	974	27,481	870
Designated as at fair value through profit or loss	—	—	—	—	—	—	—	—
Available-for-sale	17,656	8,461	11,454	2,218	3,784	108	43,681	1,826
Loans and receivables	—	—	—	—	3,501	142	3,643	3,500
Held-to-maturity	4,128	—	—	—	—	—	4,128	—
	25,298	12,128	26,190	4,062	10,031	1,224	78,933	6,196

Available-for-sale
Gross unrealised gains	703	67	324	8	24	1	1,127	12
Gross unrealised losses	(19)	(70)	(16)	(4)	(7)	(1)	(117)	—

2016
Held-for-trading	2,615	4,133	14,087	821	2,299	549	24,504	886
Designated as at fair value through profit or loss	—	—	25	—	2	—	27	—
Available-for-sale	10,581	6,953	15,678	1,852	4,072	118	39,254	2,263
Loans and receivables	—	—	—	—	3,774	194	3,968	3,814
Held-to-maturity	4,769	—	—	—	—	—	4,769	—
	17,965	11,086	29,790	2,673	10,147	861	72,522	6,963

Available-for-sale
Gross unrealised gains	768	56	504	8	93	2	1,431	75
Gross unrealised losses	(16)	(123)	(13)	(1)	(43)	(2)	(198)	(32)

Note:

(1)       Includes covered bonds.

Gross gains of £58 million (2016 - £115 million) and gross losses of £12 million (2016 - £107 million) were realised on the sale of available-for-sale securities in continuing operations.

There were no gross gains or losses in discontinued operations in 2017 or 2016.

The following table analyses available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	0-1 years		1-5 years		5-10 years		Over 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2017	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	1,152	1.7	7,000	2.5	5,814	2.0	3,690	3.2	17,656	2.4
- US	455	0.8	4,243	1.9	2,221	2.1	1,542	2.8	8,461	2.1
- other	4,716	0.7	3,405	1.5	2,230	1.1	1,103	2.6	11,454	1.2
Banks	619	0.6	1,287	0.9	312	0.6	—	—	2,218	0.8
Other financial institutions	987	1.2	1,983	1.1	491	1.0	323	0.4	3,784	1.1
Corporate	26	1.9	63	1.9	19	1.0	—	—	108	1.8
	7,955	0.9	17,981	1.9	11,087	1.7	6,658	2.9	43,681	1.8

Of which ABS (1)	263	0.4	1,009	0.5	231	-	323	0.1	1,826	0.4

2016
Central and local governments
- UK	1,722	0.9	2,900	5.2	3,318	3.5	2,641	3.0	10,581	3.4
- US	41	1.9	2,797	1.9	2,799	2.1	1,316	3.0	6,953	2.2
- other	5,104	1.1	5,942	1.0	3,444	1.2	1,188	2.4	15,678	1.2
Banks	798	0.5	965	0.4	89	0.3	—	—	1,852	0.5
Other financial institutions	451	1.1	2,282	1.1	848	0.9	491	0.3	4,072	1.0
Corporate	27	0.7	56	0.7	35	0.7	—	—	118	0.7
	8,143	1.0	14,942	2.0	10,533	2.1	5,636	2.6	39,254	1.9

Of which ABS (1)	377	0.8	974	0.5	415	—	497	—	2,263	0.3

Note:

(1)       Includes covered bonds.

Notes on the consolidated accounts

14 Equity shares

	2017			2016
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	7	22	29	106	60	166
Designated as at fair value through profit or loss	6	128	134	3	169	172
Available-for-sale	35	252	287	30	335	365
	48	402	450	139	564	703

Available-for-sale
Gross unrealised gains	20	47	67	13	48	61
Gross unrealised losses	—	(8)	(8)	—	(8)	(8)
	20	39	59	13	40	53

Gross gains of £89 million (2016 - £73 million) and gross losses of £1 million (2016 - £10 million) were realised on the sale of available-for-sale equity shares in continuing operations. There were no gains or losses in discontinued operations.

Dividend income from available-for-sale equity shares was £13 million (2016 - £13 million) in continuing operations and nil (2016 - nil) in discontinued operations.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. Unquoted equity shares generated no material gains or losses in 2017 or 2016.

15 Intangible assets

	2017			2016
Cost	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January	17,756	2,095	19,851	16,483	2,190	18,673
Currency translation and other adjustments	283	(3)	280	1,273	76	1,349
Additions	—	384	384	—	480	480
Disposals and write-off of fully amortised assets	—	(217)	(217)	—	(651)	(651)
At 31 December	18,039	2,259	20,298	17,756	2,095	19,851

Accumulated amortisation and impairment
At 1 January	12,198	1,173	13,371	10,925	1,211	12,136
Currency translation and other adjustments	283	(5)	278	1,273	70	1,343
Disposals and write-off of fully amortised assets	—	(145)	(145)	—	(471)	(471)
Charge for the year	—	222	222	—	204	204
Write down of goodwill and other intangible assets	—	29	29	—	159	159
At 31 December	12,481	1,274	13,755	12,198	1,173	13,371

Net book value at 31 December	5,558	985	6,543	5,558	922	6,480

Note:

(1)              Principally internally generated software.

The Group’s goodwill acquired in business combinations is reviewed annually at 31 December for impairment.

Impairment testing involves the comparison of the carrying value of each cash-generating unit (CGU) with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management which are consistent with the Group’s capital targets. Recoverable amount is the higher of fair value and value in use. Value in use is the present value of expected future cash flows from the CGU. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of CGUs; and the valuation of the separable assets of each business whose goodwill is being reviewed.

The impact of sensitivity to the more significant variables in each assessment is presented in the tables on the following page.

The recoverable amounts for all CGUs at 31 December 2017 were based on value in use, using management’s latest five-year revenue and cost forecasts. The long-term growth rates have been based on expected nominal growth of the CGUs. The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs.

The annual review at 31 December 2017 indicated no impairment to goodwill.

The analysis of goodwill by reportable segment is shown in Note 37.

Notes on the consolidated accounts

15 Intangible assets continued

The carrying value of goodwill and the amount by which it is exceeded by the recoverable amount are set out below by reportable segment, along with the key assumptions applied in calculating the recoverable amount and sensitivities to changes in those assumptions. The recoverable amount of UK Personal & Business Banking, Commercial Banking and RBS International were £21.6 billion (2016 - £23.9 billion), £13.7 billion (2016 - £14.1 billion) and £3.3 billion (2016 - £2.7 billion) respectively.

					Consequential impact of 1%		Consequential impact of 5%		Break
		Assumptions		Recoverable	adverse movement in		adverse movement		even
		Terminal	Pre-tax	amount exceeded	Discount	Terminal	Forecast	Forecast	discount
	Goodwill	growth rate	discount rate	carrying value	rate	growth rate	Income	cost	rate
31 December 2017	£bn	%	%	£bn	£bn	£bn	£bn	£bn	%
UK Personal & Business Banking	3.4	2.0	13.1	9.7	(1.8)	(1.2)	(1.3)	(0.6)	21.6
Commercial Banking	1.9	2.0	12.9	1.3	(1.2)	(0.8)	(0.7)	(0.4)	13.9
RBS International	0.3	2.0	11.0	0.6	(0.4)	(0.3)	(0.1)	—	12.8

31 December 2016
UK Personal & Business Banking	3.4	2.5	12.8	14.6	(2.3)	(1.5)	(1.2)	(0.6)	27.0
Commercial Banking	1.9	2.5	12.9	2.1	(1.2)	(0.8)	(0.7)	(0.4)	14.7
RBS International	0.3	2.5	10.9	0.2	(0.3)	(0.2)	(0.1)	—	11.7

Other intangible assets are reviewed for indicators of impairment. In 2017 £29 million (2016 - £159 million) of previously capitalised software was impaired primarily as a result of software which is no longer expected to derive future economic benefit.

16 Property, plant and equipment

			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2017	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,095	2,736	152	1,247	2,467	1,313	9,010
Transfers to disposal groups	—	(405)	(10)	(1)	(21)	—	(437)
Currency translation and other adjustments	18	(36)	—	—	(17)	(1)	(36)
Reclassifications	—	109	—	(109)	—	—	—
Additions	8	691	5	66	148	199	1,117
Change in fair value of investment properties	(14)	—	—	—	—	—	(14)
Disposals and write-off of fully depreciated assets	(14)	(80)	(14)	(218)	(208)	(447)	(981)
At 31 December	1,093	3,015	133	985	2,369	1,064	8,659

Accumulated impairment, depreciation and amortisation
At 1 January	—	1,177	72	799	1,784	588	4,420
Transfers to disposal groups	—	(223)	(5)	(1)	(18)	—	(247)
Currency translation and other adjustments	—	(35)	—	—	(18)	—	(53)
Reclassifications	—	57	—	(57)	—	—	—
Write down of property, plant and equipment	—	122	—	—	3	—	125
Disposals and write-off of fully depreciated assets	—	(34)	(14)	(176)	(159)	(266)	(649)
Charge for the year	—	88	5	64	161	143	461
At 31 December	—	1,152	58	629	1,753	465	4,057

Net book value at 31 December	1,093	1,863	75	356	616	599	4,602

Notes on the consolidated accounts

16 Property, plant and equipment continued

			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2016	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	915	2,559	177	1,259	2,305	1,556	8,771
Currency translation and other adjustments	140	91	5	73	108	25	442
Reclassifications	—	46	—	(46)	—	—	—
Additions	103	215	5	79	282	228	912
Change in fair value of investment properties	(11)	—	—	—	—	—	(11)
Disposals and write-off of fully depreciated assets	(52)	(175)	(35)	(118)	(228)	(496)	(1,104)
At 31 December	1,095	2,736	152	1,247	2,467	1,313	9,010

Accumulated impairment, depreciation and amortisation
At 1 January	—	1,090	87	759	1,677	676	4,289
Currency translation and other adjustments	—	70	3	53	97	9	232
Reclassifications	—	9	—	(9)	—	—	—
Write down of property, plant and equipment	—	71	—	—	7	—	78
Disposals and write-off of fully depreciated assets	—	(137)	(22)	(86)	(180)	(250)	(675)
Charge for the year	—	74	4	82	183	153	496
At 31 December	—	1,177	72	799	1,784	588	4,420

Net book value at 31 December	1,095	1,559	80	448	683	725	4,590

Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The fair value measurement of non-specialised properties in locations where the market for such properties is active and transparent are categorised as level 2 - 2% (2016 - 2%); otherwise investment property fair value measurements are categorised as level 3 - 98% (2016 - 98%).  A 5% change in the most sensitive assumption, residual values, is £40 million.

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of £201 million (2016 - £222 million) was valued by independent valuers.

Rental income from investment properties was £84 million (2016 - £79 million). Direct operating expenses of investment properties in continuing operations were £9 million (2016 - £16 million).

17 Prepayments, accrued income and other assets

	2017	2016
	£m	£m
Prepayments	392	350
Accrued income	378	412
Interests in associates (1)	1,410	1,509
Pension schemes in net surplus (refer to Note 4)	392	276
Tax recoverable	27	71
Other assets	1,127	1,082
	3,726	3,700

Note:

(1)       Interests in associates includes interest in Alawwal Bank £1,052 million (2016 - £1,083 million) and Business Growth Fund £316 million (2016 - £256 million).

Notes on the consolidated accounts

18 Discontinued operations and assets and liabilities of disposal groups

(a) Profit/(loss) from discontinued operations, net of tax

	2017	2016	2015
	£m	£m	£m
Citizens
Interest receivable	—	—	1,433
Interest payable	—	—	(144)
Net interest income	—	—	1,289
Non-interest income	—	—	615
Total income	—	—	1,904
Operating expenses	—	—	(1,181)
Profit before impairment losses	—	—	723
Impairment losses	—	—	(103)
Operating profit before tax	—	—	620
Tax charge	—	—	(212)
Profit after tax	—	—	408
Provision for gain on disposal of subsidiary	—	—	10
Gain on disposal of subsidiary	—	—	1,147
Provision for loss on disposal of interest in associate	—	—	(130)
Gain on disposal of interest in associate	—	—	90
Profit from Citizens discontinued operation, net of tax	—	—	1,525
Other
Profit from other discontinued operations, net of tax	—	—	16
Total profit from discontinued operations, net of tax	—	—	1,541

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

There was no profit from discontinued operations attributable to non-controlling interests (2016 - nil; 2015 - £334 million).

(b) Operating cash flows attributable to discontinued operations

Included within the Group’s cash flows are the following amounts attributable to discontinued operations:

	2017	2016	2015
	£m	£m	£m
Net cash flows from operating activities	—	—	(57)
Net cash flows from investing activities	—	—	(6)
Net cash flows from financing activities	—	—	10
Net decrease in cash and cash equivalents	—	—	(58)

Notes on the consolidated accounts

18 Discontinued operations and assets and liabilities of disposal groups continued

(c) Assets and liabilities of disposal groups

	2017	2016
	£m	£m
Assets of disposal groups
Loans and advances to banks	10	13
Property, plant and equipment	185	—
	195	13

Liabilities of disposal groups
Other liabilities	10	15
	10	15

19 Short positions

	2017	2016
	£m	£m
Debt securities
- Government	26,381	20,979
- Other issuers	2,145	1,095
Equity shares	1	3
	28,527	22,077

Note:

(1)              All short positions are classified as held-for-trading.

20 Provisions for liabilities and charges

	Payment	Other	Residential	Litigation
	protection	customer	mortgage backed	and other	Property and
Provisions for liabilities and charges	insurance (1)	redress	securities (2)	regulatory (3)	other (4) (5)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2017	1,253	1,105	6,752	1,918	1,808	12,836
Currency translation and other movements	—	4	(541)	(31)	35	(533)
Charge to income statement	175	228	714	280	1,003	2,400
Releases to income statement	—	(54)	(50)	(156)	(209)	(469)
Provisions utilised	(375)	(413)	(3,632)	(1,370)	(687)	(6,477)
At 31 December 2017	1,053	870	3,243	641	1,950	7,757

Notes:

(1)              To reflect the increased volume of complaints following the FCA’s introduction of an August 2019 PPI timebar as outlined in FCA announcement CP17/3 and the introduction of new Plevin (unfair commission) complaint handling rules, RBS increased its provision for PPI by £175m in 2017 (2016 - £601 million, 2015 - £600 million, 2014 - £650 million) bringing the cumulative charge to £5.1 billion, of which £3.7 billion (74%) in redress and £0.4 billion in administrative expenses had been paid by 31 December 2017. Of the £5.1 billion cumulative charge, £4.6 billion relates to redress and £0.5 billion to administrative expenses.

The principal assumptions underlying RBS’s provision in respect of PPI sales are: assessment of the total number of complaints that RBS will receive before 29 August 2019; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of RBS’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumptions	Actual to date	Future expected	Change in assumption %	Consequential change in provision £m
Customer initiated complaints (1)	2,386k	429k	+/- 5	+/- 30
Uphold rate (2)	90%	94%	+/- 1	+/- 6
Average redress (3)	£1,681	£1,476	+/- 5	+/- 30
Processing costs per claim (4)	£160	£142	+/- £20	+/- 3

Notes:

(1)              Claims received directly by RBS to date, including those received via CMCs and Plevin (commission) only. Excluding those for proactive mailings and where no PPI policy exists.

(2)              Average uphold rate per customer initiated claims received directly by RBS to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.

(3)              Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.

(4)              Processing costs per claim on a valid complaints basis, includes direct staff costs and associated overhead - excluding FOS fees.

Notes on the consolidated accounts

20 Provisions for liabilities and charges continued

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

(2) In the US, RBS is subject to civil litigation and various investigations relating to its issuance and underwriting of US mortgage-backed securities (RMBS). An additional charge of US$650 million (£492 million) was taken in Q4 2017 in connection with these matters, resulting in a year to date charge of US$971 million (£714 million). Detailed descriptions of RBS’s legal proceedings and discussion of the associated uncertainties are given in Note 31.

In July 2017, RBS reached a settlement with the Federal Housing Finance Agency (FHFA) as conservator of Fannie Mae and Freddie Mac, to resolve claims by FHFA in relation to RBS’s issuance and underwriting of approximately US$32 billion (£25 billion) of RMBS in the US. As part of the settlement, FHFA’s outstanding litigation against RBS relating to those securities was withdrawn.

Under the settlement, RBS paid FHFA US$5.5 billion (£4.2 billion), of which US$754 million (£581 million) was reimbursed to RBS under indemnification agreements with third parties. The cost to RBS (net of the indemnity mentioned above) of US$4.75 billion (£3.65 billion) was largely covered by then-existing provisions but an incremental charge of US$196 million (£151 million) was recorded in Q2 2017 in relation to the settlement.

(3) RBS is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 31.

(4) RBS recognised a £750 million provision in 2016 as a consequence of the announcement that HM Treasury is seeking a revised package of remedies that would conclude its remaining State Aid commitments. An additional charge of £50 million was taken in Q2 2017 following further revisions to the package, taking the total provision to £800 million.

(5) The majority of property provisions relate to vacant leasehold property and comprise the present value of the shortfall between rentals payable and rentals receivable from sub-letting. In addition to the £800 million provision taken as an estimate of the cost of completing RBS’s State Aid divestment commitments as referred to in (4), other provisions include restructuring provisions of £482 million principally in relation to termination benefits.

21 Accruals and other liabilities

	2017	2016
	£m	£m
Notes in circulation	2,186	2,028
Current tax	227	336
Accruals	1,074	1,311
Deferred income	469	483
Other liabilities	2,436	2,833
	6,392	6,991

Notes on the consolidated accounts

22 Deferred tax

	2017	2016
	£m	£m
Deferred tax asset	(1,740)	(1,803)
Deferred tax liability	583	662
Net deferred tax asset	(1,157)	(1,141)

Net deferred tax asset comprised:

					Fair					Tax
		Accelerated			value of	AFS		Cash		losses
		capital		Deferred	financial	financial		flow	Share	carried
	Pension	allowances	Provisions	gains	instruments	assets	Intangibles	hedging	schemes	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2016	(857)	238	(344)	132	21	100	4	253	(23)	(1,332)	59	(1,749)
Acquisitions and disposals of subsidiaries	(1)	(59)	—	3	—	4	—	—	—	—	1	(52)
(Credit)/charge to income statement	(39)	149	25	(22)	1	(24)	—	(143)	13	317	(51)	226
Charge/(credit) to other comprehensive income	240	—	—	—	—	(9)	—	193	—	—	—	424
Currency translation and other adjustments	(5)	33	(3)	1	—	2	1	(3)	—	(35)	19	10
At 1 January 2017	(662)	361	(322)	114	22	73	5	300	(10)	(1,050)	28	(1,141)
Acquisitions and disposals of subsidiaries	—	(29)	—	—	—	—	—	—	—	—	—	(29)
Charge/(credit) to income statement	3	(126)	55	(45)	(52)	(4)	—	102	1	121	(22)	33
Charge/(credit) to other comprehensive income	266	—	—	(19)	—	23	—	(266)	—	—	—	4
Currency translation and other adjustments	—	(14)	1	3	—	—	—	—	—	(10)	(4)	(24)
At 31 December 2017	(393)	192	(266)	53	(30)	92	5	136	(9)	(939)	2	(1,157)

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2017	2016
	£m	£m
UK tax losses carried forward
- The Royal Bank of Scotland plc	125	182
- National Westminster Bank Plc	541	605
- Ulster Bank Limited	14	14
Total	680	801

Overseas tax losses carried forward
- Ulster Bank Ireland DAC	259	249
	939	1,050

Notes on the consolidated accounts

22 Deferred tax continued

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely.  In periods from 1 April 2015, the Finance Act 2015 limits the offset of losses carried forward by UK banks to 50% of profits.  In periods from 1 April 2016, the Finance Act 2016 further limits the offset of losses carried forward by UK banks to 25% of profits.  The main rate of UK Corporation Tax reduced from 20% to 19% from 1 April 2017 and will reduce to 17% from 1 April 2020.  Under the Finance (No 2) Act 2015, tax losses arising prior to 1 January 2016 are given credit in future periods at the main rate of UK corporation tax, excluding the Banking Surcharge rate (8%) introduced by the Act.  Deferred tax assets and liabilities at 31 December 2017 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

The Royal Bank of Scotland plc – The Royal Bank of Scotland plc expects that the balance of recognised deferred tax asset at 31 December 2017 of £125 million in respect of tax losses amounting to c. £700 million will be substantially recovered by the end of 2022.  Since 2012 RBS has reported mixed levels of taxable profits and losses because core banking profitability was offset by a series of restructuring plans as the group reshaped to meet commercial and regulatory demands.  In total, £10,247 million of losses have not been recognised in the deferred tax balance at 31 December 2017;  such losses will be available to offset 25% of future taxable profits in excess of those forecast in the closing deferred tax asset.

National Westminster Bank plc – A deferred tax asset of £541 million has been recognised in respect of total losses of £3,092 million. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. National Westminster Bank plc returned to tax profitability during 2015 and expects the deferred tax asset to be substantially consumed by future taxable profits by the end of 2024.  A reduction in annual profits by £120 million would extend the recovery of the deferred tax asset by one year.

Overseas tax losses

Ulster Bank Ireland DAC – A deferred tax asset of £259 million has been recognised in respect of losses of £2,071 million of total tax losses of £8,596 million carried forward at 31 December 2017. The losses arose principally as a result of significant impairment charges between 2008 and 2013 during challenging economic conditions in the Republic of Ireland; subsequent movements reflect £: € exchange differences. Ulster Bank Ireland DAC returned to profitability during 2014 and expects the deferred tax asset to be substantially consumed by future taxable profits by the end of 2024.

Unrecognised deferred tax

Deferred tax assets of £6,356 million (2016 - £7,940 million; 2015 - £6,349 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £30,049 million (2016 - £33,376 million; 2015 - £27,483 million) in jurisdictions where doubt exists over the availability of future taxable profits.  Of these losses and other temporary differences, £4,335 million expire within five years and £7,208 million thereafter.  The balance of tax losses and other temporary differences carried forward has no expiry date.

Deferred tax liabilities of £255 million (2016 - £258 million; 2015 - £256 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches.   Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.  No taxation is expected to arise in the foreseeable future in respect of held-over gains. Dividends received from overseas are largely exempt from UK tax.

Notes on the consolidated accounts

23 Subordinated liabilities

	2017 £m	2016 £m
Dated loan capital	10,394	15,288
Undated loan capital	2,169	2,775
Preference shares	159	1,356
	12,722	19,419

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date and by the next call date.

2017 - final redemption		2018 £m	2019 £m	2020-2022 £m	2023-2027 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		16	—	354	—	—	504	874
US dollar		441	63	1,704	4,037	517	1,183	7,945
Euro		1,926	145	271	1,037	301	215	3,895
Other		—	—	—	—	—	8	8
		2,383	208	2,329	5,074	818	1,910	12,722

2017 - call date	Currently £m	2018 £m	2019 £m	2020-2022 £m	2023-2027 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	123	37	466	23	21	204	874
US dollar	15	1,043	63	1,705	4,041	1,078	—	7,945
Euro	—	2,084	1,044	271	147	300	49	3,895
Other	—	—	8	—	—	—	—	8
	15	3,250	1,152	2,442	4,211	1,399	253	12,722

		2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		17	—	369	—	—	576	962
US dollar		98	700	168	7,955	967	2,479	12,367
Euro		913	1,817	243	1,725	263	215	5,176
Other		34	—	—	872	—	8	914
		1,062	2,517	780	10,552	1,230	3,278	19,419

2016 - call date	Currently £m	2017 £m	2018 £m	2019-2021 £m	2022-2026 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	15	68	113	407	140	22	197	962
US dollar	1,860	1,817	700	168	6,242	1,186	394	12,367
Euro	162	1,395	1,817	1,108	378	263	53	5,176
Other	8	906	—	—	—	—	—	914
	2,045	4,186	2,630	1,683	6,760	1,471	644	19,419

Notes on the consolidated accounts

23 Subordinated liabilities continued

	Capital
	treatment	2017	2016
Redemptions	£m	£m	£m
The Royal Bank of Scotland Group plc
£200 million series 1 non cumulative convertible £0.01 preference shares 7.387%
(partial redemption)	Ineligible	15	—
US$ 1,000 million series 1 non cumulative convertible preference shares of US$ 0.01 9.118%
(partial redemption)	Ineligible	48	—
$156 million 7.65% Series F non-cumulative preference shares (callable)	Ineligible	120	—
$242 million 7.25% Series H non-cumulative preference shares (callable)	Ineligible	186	—
$751 million 5.75% Series L non-cumulative preference shares (callable)	Ineligible	577	—
US$ 750 million 6.8% (partial redemption)	Ineligible	360	—
US$ 1,285 million 5.90% Trust Preferred	Tier 1	—	902
US$ 200 million 6.25% Trust Preferred	Tier 1	—	140
US$ 1,800 million 6.08% Trust Preferred	Tier 1	—	1,263
€26 million 7.42% dated notes	Tier 2	—	21
€7 million 7.38% dated notes	Tier 2	—	6
US$ 25 million floating rate notes (partial redemption)	Tier 2	—	6
		1,306	2,338

The Royal Bank of Scotland plc
€750 million 4.35% subordinated notes 2017	Tier 2	645	—
CHF124 million 9.375% subordinates notes March 2022	Tier 2	101	—
CAD420 million 10.50% subordinated notes March 2022	Tier 2	255	—
£564 million 10.50% subordinated notes March 2022	Tier 2	489	—
AU$880 million 13.125% subordinated notes March 2022	Tier 2	548	—
US$ 2,132 million 9.50% subordinated notes March 2022	Tier 2	1,724	—
€100 million floating rate subordinated notes 2017	Tier 2	90	—
£51 million 2.35% + 5 year UK Gilts yield undated subordinated notes (callable December 2012)	Ineligible	51	—
£54 million 5.13% undated notes	Ineligible	—	55
CAD474 million 5.37% undated notes	Ineligible	—	283
€1 billion 4.625% dated notes	Ineligible	—	866
		3,903	1,204

NatWest Plc
US$ 300 million 8.6250% non-cumulative preference shares (callable)	Tier 1	178	—
		178	—

RBS NV and subsidiaries
€15 million floating rate notes 2022 (partial redemption)	Tier 2	2	—
€250 million 4.70% notes 2019 (partial redemption)	Tier 2	80	—
US$ 500 million 4.65% notes 2018 (partial redemption)	Tier 2	244	—
		326	—

NatWest Holdings Limited
£20 million 11.75% perpetual tier two capital (partial redemption)	Tier 2	9	—
€38 million 11.375% perpetual tier two capital (partial redemption)	Tier 2	6	—
		15	—

Note:

(1)              There were no issuances in 2017 or 2016.

Notes on the consolidated accounts

24 Non-controlling interests

	RBS N.V. £m	Other interests £m	Total £m
At 1 January 2016	662	54	716
Currency translation and other adjustments	108	3	111
Profit attributable to non-controlling interests	6	4	10
Equity withdrawn and disposals	(43)	1	(42)
At 1 January 2017	733	62	795
Currency translation and other adjustments	22	(5)	17
Profit attributable to non-controlling interests	30	5	35
Dividends paid	(20)	(5)	(25)
Equity withdrawn and disposals	(59)	—	(59)
At 31 December 2017	706	57	763

25 Share capital

			Number of shares
Allotted, called up and fully paid	2017 £m	2016 £m	2017 000s	2016 000s
Ordinary shares of £1	11,965	11,823	11,964,565	11,823,163
Non-cumulative preference shares of US$0.01(1)	—	—	26,459	72,430
Non-cumulative convertible preference shares of US$0.01	—	—	—	65
Non-cumulative preference shares of €0.01	—	—	2,044	2,044
Non-cumulative convertible preference shares of £0.01	—	—	—	15
Non-cumulative preference shares of £1	—	—	54	54
Cumulative preference shares of £1	1	1	900	900

Note:

(1)              46 million shares with a total nominal value of £0.3 million were redeemed in September and December 2017. (2016 – 61.4 million shares with a total nominal value of £0.3 million were redeemed).

Movement in allotted, called up and fully paid ordinary shares	£m	Number of shares - 000s
At 1 January 2016	11,625	11,624,564
Shares issued	198	198,599
At 1 January 2017	11,823	11,823,163
Shares issued	142	141,402
At 31 December 2017	11,965	11,964,565

Ordinary shares

There is no authorised share capital under the company’s constitution. At 31 December 2017, the directors had authority granted at the 2017 Annual General Meeting to issue up to £1,184 million nominal of ordinary shares other than by pre-emption to existing shareholders.

During 2017, the company allotted and issued the following new ordinary shares of £1 each:

Month	Number of shares	Subscription price per share	Gross proceeds
April	33.4m	239.688p	£80 million
June	29.0m	259.046p	£75 million
September	56.6m	256.027p	£145 million

In addition, the company issued 22 million ordinary shares of £1 each in connection with employee share plans. In October 2015, the company allotted and issued 5.1 billion new ordinary shares of £1 each to HM Treasury on conversion of 51 billion B shares.

The company did not pay an ordinary dividend in 2017 or 2016.

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

Preference shares

Under IFRS certain of RBS’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

Other securities

Certain of RBS’s subordinated securities in the legal form of debt are classified as equity under IFRS.

Notes on the consolidated accounts

25 Share capital continued

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

In December 2017, the company redeemed in whole the Series F, H, L and 1 non-cumulative preference shares of US$0.01 and Series 1 non-cumulative convertible preference shares of £0.01. In September 2016, the company redeemed in whole the Series R and T, non-cumulative preference shares of US$0.01.

In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments from 2013 onwards. £300 million of new equity was issued during the course of 2017 and the Board has decided a further £300 million of new equity will be issued during the course of 2018 to again partially neutralise the CET1 impact of coupon and dividend payments.

	Number of shares		Redemption	Redemption
Class of preference share	in issue	Interest rate	date on or after	price per share	Debt/equity (1)
Non-cumulative preference shares of US$0.01
Series S	26.4 million	6.60%	30 June 2012	US$25	Equity
Series U	10,130	floating	29 September 2017	US$100,000	Equity

Non-cumulative preference shares of €0.01
Series 1	1.25 million	5.50%	31 December 2009	€ 1,000	Equity
Series 2	784,989	5.25%	30 June 2010	€ 1,000	Equity
Series 3	9,429	3 month LIBOR + 2.33%	29 September 2017	€ 50,000	Equity

Non-cumulative preference shares of £1
Series 1	54,442	3 month LIBOR + 2.33%	5 October 2012	£1,000	Equity

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

Notes on the consolidated accounts

26 Other equity

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

	2017 £m	2016 £m
Additional Tier 1 notes (1)
US$2.0 billion 7.5% notes callable August 2020 (2)	1,278	1,278
US$1.15 billion 8% notes callable August 2025 (2)	734	734
US$2.65 billion 8.625% notes callable August 2021 (3)	2,046	2,046
EMTN notes
US$564 million 6.99% capital securities (redeemed October 2017)	-	275
CAD321 million 6.666% notes (redeemed October 2017)	-	156

Trust preferred issues: subordinated notes (4)
£93 million 5.6457% 2047 (redeemed June 2017) (5)	-	93
	4,058	4,582

Notes:

(1)              The coupons on these notes are non-cumulative and payable at the company’s discretion.  In the event the Group’s CET1 ratio falls below 7% any outstanding notes will be converted into ordinary shares at a fixed price.  While taking the legal form of debt these notes are classified as equity under IFRS.

(2)              Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.606 nominal per £1 share.

(3)              Issued in August 2016. In the event of conversion, converted into ordinary shares at a price of $2.284 nominal per £1 share.

(4)              Subordinated notes issued to limited partnerships that have in turn issued partnership preferred securities to RBS Capital Trust D that issued trust preferred securities to investors.

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

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company’s profits, the amount by which the company’s issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company’s paid up share capital. On 15 June 2017, the Court of Session approved a reduction of RBSG plc capital so that the amounts which stood to the credit of the capital redemption reserve were transferred to retained earnings.

Own shares held - at 31 December 2017, 16 million ordinary shares of £1 each of the company (2016 - 39 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts purchased 30 million ordinary shares and delivered 53 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans.

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

Notes on the consolidated accounts

27 Leases

						Operating lease
	Finance lease contracts and hire purchase agreements					assets:
	Gross	Present value	Other	Future	Present	future minimum
Year in which receipt will occur	amounts	adjustments	movements	drawdowns	value	lease rentals
	£m	£m	£m	£m	£m	£m
2017
Within 1 year	3,164	(212)	(125)	(70)	2,757	129
After 1 year but within 5 years	4,686	(444)	(94)	—	4,148	257
After 5 years	2,062	(742)	(27)	—	1,293	21
Total	9,912	(1,398)	(246)	(70)	8,198	407

2016
Within 1 year	3,174	(230)	(54)	(27)	2,863	139
After 1 year but within 5 years	5,002	(518)	(113)	(68)	4,303	296
After 5 years	2,715	(951)	(26)	-	1,738	25
Total	10,891	(1,699)	(193)	(95)	8,904	460

Nature of operating lease assets on the balance sheet	2017	2016
	£m	£m
Transportation	283	391
Cars and light commercial vehicles	45	56
Other	271	278
	599	725

	2017	2016	2015
	£m	£m	£m
Amounts recognised as income and expense in continuing operations
Finance leases - contingent rental rebate	(34)	(76)	(81)
Operating leases - minimum rentals payable	221	239	239

Finance lease contracts and hire purchase agreements
Accumulated allowance for uncollectable minimum receivables	63	54	65

There were no amounts recognised as income and expense in discontinued operations  (2016 - nil; 2015 - £75 million) in relation to operating leases - minimum rentals payable.

Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables and operating lease assets (refer to pages 287 and 288).

	2017					2016
	Year in which residual value will be recovered					Year in which residual value will be recovered
		After 1 year	After 2 years				After 1 year	After 2 years
	Within 1	but within	but within	After 5		Within 1	but within	but within	After 5
	year	2 years	5 years	years	Total	year	2 years	5 years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating leases
- transportation	29	22	69	17	137	24	60	128	21	233
- cars and light commercial vehicles	5	7	7	—	19	5	5	12	—	22
- other	21	24	30	9	84	30	19	32	6	87
Finance lease contracts	88	20	72	27	207	43	27	46	26	142
Hire purchase agreements	38	2	1	—	41	24	25	2	—	51
	181	75	179	53	488	126	136	220	53	535

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

RBS involvement in client securitisations takes a number of forms. It may: sponsor or administer a securitisation programme; provide liquidity facilities or programme-wide credit enhancement; and purchase securities issued by the vehicle.

Own asset securitisations

In own-asset securitisations, the pool of assets held by the SE is either originated by RBS, or (in the case of whole loan programmes) purchased from third parties.

The table below analyses the asset categories for those own-asset securitisations where the transferred assets continue to be recorded on RBS balance sheet.

	2017				2016
		Debt securities in issue				Debt securities in issue
		Held by third	Held by			Held by third	Held by
	Assets	parties	RBS (1)	Total	Assets	parties	RBS (1)	Total
Asset type	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK	—	—	—	—	1,475	—	1,774	1,774
- Irish	4,073	—	4,688	4,688	7,054	1,180	6,621	7,801
- US	—	—	—	—	301	301	—	301
	4,073	—	4,688	4,688	8,830	1,481	8,395	9,876
Cash deposits	518				965
	4,591				9,795

Note:

(1)              Debt securities retained by RBS may be pledged with central banks.

Commercial paper conduits

RBS consolidates a number of asset-backed commercial paper (ABCP) conduits. A conduit is an SE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed by further commercial paper issuance, repayment of assets or funding from liquidity facilities. Commercial paper is typically short-dated, usually up to three months.  At 31 December 2017 assets held by the conduits were nil (2016 - £0.1 billion).  At 31 December 2016 the conduits were funded entirely by RBS.

Covered bond programme

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by RBS. RBS retains all of the risks and rewards of these loans. The partnerships are consolidated, the loans retained on RBS’s balance sheet and the related covered bonds included within debt securities in issue. At 31 December 2017, £8,915 million of mortgages provided security for debt securities in issue of £6,307 million (2016: mortgages - £8,621 million, bonds - £3,935 million).

Notes on the consolidated accounts

28 Structured entities continued

Unconsolidated structured entities

RBS’s interests in unconsolidated structured entities are analysed below.

	2017			2016
	Asset backed	Investment		Asset backed	Investment
	securitisation	funds		securitisation	funds
	vehicles	and other	Total	vehicles	and other	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading
Loans and advances to customers	380	95	475	588	40	628
Debt securities	504	32	536	618	28	646
Equity shares	—	4	4	—	94	94
Derivative assets	660	117	777	318	77	395
Derivative liabilities	(561)	(131)	(692)	(509)	(102)	(611)
Total	983	117	1,100	1,015	137	1,152

Other than held-for-trading
Loans and advances to customers	1,243	120	1,363	1,339	871	2,210
Debt securities	3,888	141	4,029	4,702	146	4,848
Total	5,131	261	5,392	6,041	1,017	7,058

Liquidity facilities/loan commitments	2,117	455	2,572	1,397	757	2,154
Guarantees	229	5	234	55	6	61

Maximum exposure	8,460	838	9,298	8,508	1,921	10,425

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

(3)              In 2017, no assets were transferred into sponsored structured entities (2016 - nil) which are not consolidated by RBS and for which RBS held no interest at 31 December 2017. Income arising from sponsored entities where we hold no interest at year end was £11 million (2016 - £18 million).

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

	2017(1)	2016
Assets subject to securities repurchase agreements or security lending transactions	£m	£m
Debt securities	23,781	18,107

Note:

(1)     Associated liabilities were £23,692 million (2016 - £17,975 million).

Assets pledged as collateral

The Group pledges collateral with its counterparties in respect of derivative liabilities and bank and other borrowings.

	Assets pledged against liabilities				Liabilities secured by assets
	Loans and	Loans and
	advances	advances			Deposits
	to banks	to customers	Securities	Total	by banks	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m
2017	7,622	45,986	18,470	72,078	20,226	22,956	43,182
2016	7,360	29,654	20,152	57,166	5,514	26,443	31,957

Notes on the consolidated accounts

30 Capital resources

RBS’s regulatory capital resources in accordance with PRA definitions were as follows:

	PRA transitional basis
	2017	2016
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	48,330	48,609
Preference shares - equity	(2,565)	(2,565)
Other equity instruments	(4,058)	(4,582)
	41,707	41,462

Regulatory adjustments and deductions
Own credit	(90)	(304)
Defined benefit pension fund adjustment	(287)	(208)
Cash flow hedging reserve	(227)	(1,030)
Deferred tax assets	(849)	(906)
Prudential valuation adjustments	(496)	(532)
Goodwill and other intangible assets	(6,543)	(6,480)
Expected losses less impairments	(1,286)	(1,371)
Other regulatory adjustments	28	(8)
	(9,750)	(10,839)

CET1 capital	31,957	30,623

Additional Tier 1 (AT1) capital
Eligible AT1	4,041	4,041
Qualifying instruments and related share premium subject to phase out	3,416	5,416
Qualifying instruments issued by subsidiaries and held by third parties	140	339
AT1 capital	7,597	9,796

Tier 1 capital	39,554	40,419

Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,501	7,066
Qualifying instruments issued by subsidiaries and held by third parties	1,876	4,818
Tier 2 capital	8,377	11,884
Total regulatory capital	47,931	52,303

It is RBS policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, RBS has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. RBS has complied with the PRA’s capital requirements throughout the year.

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

Notes on the consolidated accounts

31 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2017. Although RBS is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of RBS’s expectation of future losses.

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years	2017	2016
	£m	£m	£m	£m	£m	£m

Guarantees and assets pledged as collateral security	1,354	493	481	5,390	7,718	7,867
Other contingent liabilities	609	1,115	180	1,487	3,391	4,179
Standby facilities, credit lines and other commitments	60,079	22,884	36,511	5,467	124,941	138,645
Contingent liabilities and commitments	62,042	24,492	37,172	12,344	136,050	150,691

Note:

(1)              Includes liquidity facilities provided to RBS sponsored conduits.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. RBS’s maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to RBS’s normal credit approval processes.

Guarantees - RBS gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that RBS will meet a customer’s specified obligations to third party if the customer fails to do so. The maximum amount that RBS could be required to pay under a guarantee is its principal amount as in the table above. RBS expects most guarantees to expire unused.

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

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2017	2016
	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	206	246
- after 1 year but within 5 years	651	786
- after 5 years	1,422	1,775
	2,279	2,807
Capital expenditure on property, plant and equipment	18	21
Contracts to purchase goods or services (2)	682	598
	2,979	3,426

Notes:

(1)              Predominantly property leases.

(2)              Of which due within 1 year: £276 million (2016 - £231 million).

Notes on the consolidated accounts

31 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £244 million (2016 - £251 million; 2015 - £321 million) from these activities.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK’s statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The industry repaid the remaining balance on the non-Bradford and Bingley loans during the period. The Bradford and Bingley loan is interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estate of Bradford & Bingley. The total interest element levied on the industry in the 2017/18 scheme year was £202 million (£337 million in the 2016/17 scheme year).

RBS Group has accrued £11.6 million for its share of estimated FSCS levies.

Litigation, investigations and reviews

The Royal Bank of Scotland Group plc (the ‘company’ or RBSG) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2017 (refer to Note 20).

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

Notes on the consolidated accounts

Litigation, investigations and reviews continued

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 349.

Litigation

UK 2008 rights issue shareholder litigation

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008. These and other similar threatened claims were consolidated by the Court via a Group Litigation Order. Since then, further High Court claims have been issued against RBS under the Group Litigation Order. Prior to the settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

In December 2016 RBS concluded full and final settlements with four of the five shareholder groups representing 78 per cent of the claims by value. Further full and final settlements, without any admission of liability, were reached and RBS has now concluded the action with over 98 per cent of the claimants.

The aggregate settlement figure available to claimants is £900 million, for which a previously established provision is in place, and is subject to validation of claims.

The Court directed that any claimant choosing not to enter the settlement should, by 28 July 2017, issue an application to restore the proceedings. No such application was made.

Residential mortgage-backed securities (RMBS) litigation in the US

RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Securities Inc. remains a defendant in a lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, filed by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac).

In May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA, finding, as relevant to RBS, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter contained materially misleading statements about the mortgage loans that backed the securitisations. Nomura and RBS appealed. On 28 September 2017, the court’s judgment against Nomura and RBS Securities Inc. was affirmed by the United States Court of Appeals for the Second Circuit.

RBS Securities Inc. estimates that its net exposure under the court’s judgment is approximately US$318 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld. The estimated net exposure in this matter is covered by an existing provision. The judgment is stayed pending defendants’ request for review by the United States Supreme Court, though post-judgment interest on the judgment amount will accrue while that request and any further review is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

RBS companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. RBS has settled this matter for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits against RBS companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007.

As at 31 December 2017, the total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under ‘Investigations and reviews’ on page 310) was £3.2 billion (US$4.4 billion). The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

RBS continues to caution that, in connection with RMBS litigation matters and RMBS investigations taken as a whole, further substantial provisions and costs may be recognised and, depending on the final outcomes, other adverse consequences may occur.

Notes on the consolidated accounts

Litigation, investigations and reviews continued

London Interbank Offered Rate (LIBOR) and other rates litigation

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

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs’ antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants’ alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued in December 2016, the district court held that it lacks personal jurisdiction over RBS with respect to certain claims asserted in the coordinated proceeding. Following that decision, RBS has been dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

On 10 July 2017, the US Federal Deposit Insurance Corporation (FDIC), on behalf of 39 failed US banks, served a claim in the High Court of Justice of England and Wales against RBS, other LIBOR panel banks and the British Bankers’ Association, alleging collusion with respect to the setting of USD LIBOR.

The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law. The FDIC previously asserted many of the same US law USD LIBOR-related claims against RBS and others in a lawsuit pending in the United States District Court for the Southern District of New York, though most of the claims in that case have been dismissed as a result of a series of rulings by that court. RBS’s defence to the High Court claim was filed on 24 November 2017.

Certain members of the Group have also been named as defendants in two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the United States District Court for the Southern District of New York. In the first case, relating to Euroyen TIBOR futures contracts, the court dismissed plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, which are proceeding in the discovery phase. In the second case, relating to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, the court dismissed the case on 10 March 2017 on the ground that the plaintiffs lack standing. Plaintiffs have commenced an appeal of that decision.

Certain members of the Group have also been named as defendants in class actions relating to (i) Euribor, (ii) Swiss Franc LIBOR (iii) Pound sterling LIBOR, (iv) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (v) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against RBS for lack of personal jurisdiction. On 18 August 2017, the court in the action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate dismissed all claims against RBS for lack of personal jurisdiction; however, the court allowed the plaintiffs to replead their complaint, and defendants’ renewed motion to dismiss the amended complaint is pending. On 25 September 2017, the court in the action relating to Swiss Franc LIBOR dismissed all claims against all defendants on various grounds; however, the court held that it has personal jurisdiction over RBS and allowed the plaintiffs to replead their complaint, and defendants’ renewed motion to dismiss the amended complaint is pending. The other matters described in this paragraph (relating to Pound Sterling LIBOR and the Australian Bank Bill Swap Reference Rate) are subject to motions to dismiss that are currently pending.

Details of UK litigation claims in relation to the sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under ‘Interest rate hedging products litigation’ on page 308. Details of LIBOR investigations involving RBS are set out under ‘‘Investigations and reviews’’ on page 311.

Notes on the consolidated accounts

Litigation, investigations and reviews continued

ISDAFIX antitrust litigation

Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates. In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court in May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

FX antitrust litigation

In 2015, Group companies settled a consolidated antitrust class action (the ‘consolidated action’), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement in December 2015, RBS paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement.

On 24 March 2017, the court dismissed a second FX-related antitrust class action, holding that the alleged class of ‘consumers and end-user businesses’ lacked standing to pursue antitrust claims. The plaintiffs in that case have since filed an amended complaint. The defendants made a renewed motion to dismiss the complaint but the court denied that motion on 3 August 2017. As a result, the discovery phase has commenced. RBS and the other defendants are seeking reconsideration of the court’s decision regarding standing or, in the alternative, permission to take an immediate appeal to the United States Court of Appeals for the Second Circuit.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed in September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. The plaintiffs’ appeal of this dismissal remains pending.

Beginning in September 2016, several additional class action complaints were filed in the United States District Court for the Southern District of New York asserting claims on behalf of ‘indirect purchasers’ of FX instruments.

The plaintiffs define ‘indirect purchasers’ as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. The consolidated amended complaint for these matters alleges that certain RBS companies and other defendant banks caused damages to the ‘indirect purchasers’ by conspiring to restrain trade in the FX spot market. The plaintiffs have asserted claims under federal and state antitrust laws. RBS and the other defendants have filed a motion to dismiss, which remains pending.

On 12 July 2017, Alpari (US) LLC (Alpari) filed a class action complaint against RBS companies in the United States District Court for the Southern District of New York. The complaint alleges that RBS breached contracts with Alpari and other counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as ‘Last Look’, and that the rejected orders were later filled at prices less favourable to putative class members. The complaint contains claims for breach of contract and unjust enrichment. RBS has filed a motion to compel arbitration of Alpari’s claims or, in the alternative, to dismiss those claims for improper venue.

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions, alleging that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. RBS settled the matters for approximately CAD 13 million. The settlement amount has been paid and the settlement has received final court approval.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS in other jurisdictions. RBS cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc.. The consolidated amended complaint for these matters, pending in the United States District Court for the Southern District of New York, alleges that RBS Securities Inc. and the other defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs.

The complaint asserts claims under the US antitrust laws on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The defendants anticipate filing a motion to dismiss the operative complaint in this matter.

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

Notes on the consolidated accounts

Litigation, investigations and reviews continued

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. In June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

In July 2017, the Court overseeing the above matters dismissed all claims against RBS companies relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery is ongoing.

On 8 June 2017, TeraExchange filed another complaint against RBS and others in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swap if the defendant dealers had not engaged in an unlawful antitrust conspiracy. RBS has filed a motion to dismiss the complaint in this matter.

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

RBS N.V. made a motion to dismiss in this case on the ground that many of the transfers at issue were extraterritorial to the United States and therefore not subject to the fraudulent conveyance statute upon which the trustee’s claim is based, but the bankruptcy court denied that motion in November 2016. RBS N.V. sought leave to appeal, but this was denied on 3 October 2017. A further claim by the trustee against RBS N.V., for clawback of an additional US$21.8 million, was filed in October 2011. With respect to that claim, the bankruptcy court granted RBS N.V.’s motion to dismiss on extraterritorial grounds, and the trustee has commenced an appeal of that decision.

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. In September 2014, the Court largely denied the defendants’ motion to dismiss this matter and, as a result, discovery is ongoing.

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

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the Court dismissed all of PAG’s claims. PAG appealed that decision, and the appeal hearing closed on 8 February 2018. The judgment is awaited. The decision (subject to the appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

The case of London Bridge Holdings Ltd and others v RBS plc remains stayed pending the outcome of the PAG appeal. The sum claimed in that case is £446.7 million.

In addition to claims alleging that IRHPs were mis-sold, RBS has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. An appeal of that decision was dismissed in July 2017 and permission to further appeal was refused by the UK Supreme Court in December 2017.

Notes on the consolidated accounts

Litigation, investigations and reviews continued

Tax dispute

HMRC issued a tax assessment in 2012 against RBS for approximately £86 million regarding a value-added-tax (‘VAT’) matter in relation to the trading of European Union Allowances (‘EUAs’) by an RBS joint venture subsidiary in 2009. RBS has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, RBS is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £80 million plus interest and costs by alleging that RBS dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter is currently scheduled to start in June 2018.

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

In March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but in September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest’s other asserted grounds for summary judgment and, if necessary, for trial. In March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon. On 5 October 2017, the United States District Court for the Eastern District of New York dismissed claims against NatWest with respect to two terrorist attacks, but denied NatWest’s summary judgment motion with respect to claims arising from 16 other attacks. No trial date has been set.

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

The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. Since commencing this matter, the plaintiffs have amended the complaint twice. The second amended complaint is subject to a motion to dismiss that defendants filed in September 2016.

In November 2016, additional plaintiffs commenced a second action in the United States District Court for the Southern District of Illinois against the same defendants (including RBS N.V.), as well as Deutsche Bank. The allegations were substantially similar to the allegations contained in the complaint described above. The plaintiffs were a number of US military personnel (or their estates, survivors, or heirs) who were killed or injured in 21 attacks in Iraq between 2006 and 2011. In April 2017, this case was transferred to the United States District Court for the Eastern District of New York. On 3 October 2017, the plaintiffs in this second case, instead of responding to defendants’ motion to dismiss, voluntarily dismissed their claims without prejudice to re-filing at a later date.

On 9 November 2017, a third action was commenced by an additional group of plaintiffs in the United States District Court for the Southern District of New York, against the same defendants as the November 2016 action (including RBS N.V.), as well as RBS plc. The allegations are substantially similar to the allegations contained in the complaints described above and concern 55 attacks in Iraq between 2003 and 2011. The defendants anticipate filing a motion to dismiss the claims in this case.

Notes on the consolidated accounts

Litigation, investigations and reviews continued

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

The NatWest Markets segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

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

RMBS and other securitised products investigations

In the US, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and several state attorneys general, including those mentioned below, relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). These ongoing matters include, among others, active investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

As at 31 December 2017, the total aggregate of provisions in relation to certain of the RMBS investigations and RMBS litigation matters (set out under ‘Litigation’ on page 305) was £3.2 billion (US$4.4 billion).

RBS continues to cooperate with the DOJ and with certain state attorneys general in their investigations of RMBS matters.The duration, timing for resolution and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached. Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur as described above and in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 349.

In December 2017, RBS Financial Products Inc. agreed to pay US$125 million to settle the RMBS investigation of the California Attorney General. Payment has been made from a previously established provision. Ongoing investigations into the same or similar issues by certain other state attorneys general are at various stages. RBS is in advanced discussions with the New York Attorney General to resolve its investigation, although there is no certainty that any settlement will be reached.

On 26 October 2017, the United States Attorney for the District of Connecticut (USAO) announced that it had entered into a Non-Prosecution Agreement (NPA) with RBS Securities Inc. in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. The NPA, which recognises RBS Securities Inc.’s timely self-reporting and cooperation, required RBS Securities Inc. to pay a penalty of US$35 million, reimburse customers at least US$9.1 million, and continue to cooperate with the investigation.

These amounts were covered by provisions existing at the time of settlement. As part of the NPA, the USAO has agreed not to file criminal charges against RBS Securities Inc. relating to certain conduct and information described in the NPA if RBS Securities Inc. complies with the NPA during its one-year term. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

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

Notes on the consolidated accounts

Litigation, investigations and reviews continued

LIBOR and other trading rates

From February 2013 to December 2016, RBS entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required RBS to pay significant penalties. As part of these resolutions, RBS made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission (CFTC).

RBS continues to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On 3 February 2017, it was announced that RBS and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, RBS has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG’s FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid in November 2014.

In May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

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

FCA review of RBS’s treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (‘Tomlinson Report’). The Tomlinson Report was critical of RBS’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person’s review was focused on RBS’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring Group or within similar units within RBS’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 RBS was one of the leading providers of credit to the UK SME sector.

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

Notes on the consolidated accounts

Litigation, investigations and reviews continued

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

In November 2016, the FCA published an update on its review. In response, RBS announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. They were developed with the involvement of the FCA, which agreed that they were appropriate steps for RBS to take.

RBS estimates the costs associated with the complaints review process and the automatic refund of complex fees to be approximately £400 million, which was recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the complaints process. Of the £400 million provision, £150 million had been utilised by 31 December 2017.

On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person’s report which stated that, further to the general investigation announced in November 2016, the FCA had decided to carry out a more focused investigation. The FCA published its final summary of the Skilled Person’s report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report on 20 February 2018.

Interest rate hedging products (IRHP) redress programme

From 2013, RBS and other banks undertook a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA.

RBS provisions in relation to the above redress exercises total £1.47 billion for these matters, virtually all of which had been utilised at 31 December 2017.

Judicial Review of Skilled Person’s role in IRHP review

RBS has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard in January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted.

The claimant has been granted permission to appeal that decision, and the appeal hearing is expected to take place on 23 and 24 May 2018.

The majority of the claims that name RBS as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank’s case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against RBS may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on RBS which may be material.

Investment advice review

In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes were necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group.

Notes on the consolidated accounts

Litigation, investigations and reviews continued

Following discussions with the FCA after issue of the draft section 166 report, RBS agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. The project regarding review/remediation of sales between 1 January 2011 and 1 April 2015 was due to finish at the end of 2017 but this deadline is being extended with completion anticipated by the end of Q1 2018. This is to allow completion of outstanding remediation activity that was impacted by customer responses, and to receive information from third party providers, in addition to concluding small cohorts of work that were postponed until the additional scope was agreed.

In addition, discussions are ongoing with FCA with regard to extending the scope of the review/remediation exercise to include the period from 1 January 2010 to 31 December 2010, with a formal decision expected during Q1 2018. It is not currently anticipated that any extension of scope will require an additional provision to be taken.

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

RBS provisions in relation to investment advice total £201 million to date for these matters, of which £102 million had been utilised as at 31 December 2017.

Packaged accounts

As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made gross provisions totalling £409 million to date for this matter.

The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS continues to take into consideration and, where relevant, address the findings from this review.

FCA investigation into RBS plc’s compliance with the Money Laundering Regulations 2007

On 21 July 2017, the FCA notified RBS that it was undertaking an investigation into RBS plc’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. Following amendment to the scope of the investigation, there are currently three areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; (2) compliance with the Terrorism Act 2000 in relation to sanctions screening; and (3) the Suspicious Transactions regime in relation to the events surrounding a particular customer. The investigations in all three areas are assessing both criminal and civil culpability. RBS is cooperating with the investigations.

Multilateral interchange fees

In September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

Separately, in April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. On 3 August 2017, the EC announced it had also sent Visa a Supplementary Statement of Objections. The EC investigations are ongoing.

In June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards.

The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In May 2015, the Competition & Markets Authority (CMA) announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS’s business in this sector.

Payment Protection Insurance (PPI)

Since 2011, RBS has been implementing the FCA’s policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12).

In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. RBS is implementing the Policy Statement.

RBS has made provisions totalling £5.1 billion to date for PPI claims, including an additional provision of £175 million in 2017. Of the £5.1 billion cumulative provision, £4.1 billion had been utilised by 31 December 2017.

Notes on the consolidated accounts

Litigation, investigations and reviews continued

UK retail banking

In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover personal current account (PCA) and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report set out remedies to address these concerns. These included remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 (the ‘Order’), which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each.

Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

On 19 December 2017 the CMA published directions for RBS and four other banks, which set out revised implementation dates for the delivery of certain obligations relating to open banking under the Order. On 29 January 2018 the CMA published separate directions for RBS, which set out revised implementation dates for the delivery of certain obligations requiring PCA overdraft alerts to be sent to customers under the Order.

At this stage there remains uncertainty around the financial impact of the remedies once implemented, and so it is not practicable to estimate the potential impact on RBS, which may be material.

FCA Investment and Corporate Banking Market Study

In February 2015, the FCA launched a market study into investment and corporate banking. In October 2016 the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria. The prohibition on restrictive contractual clauses took effect from 3 January 2018.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on RBS. However, at this stage, this impact is not expected to be material.

FCA Asset Management Market Study

In November 2015, the FCA announced that a market study would be undertaken into asset management. In November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. On 28 June 2017, the FCA published the final report which was broadly in line with the interim report and sets out an extensive package of remedies which include providing further protection to investors and driving competitive pressure on asset managers.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on RBS. However, at this stage, this impact is not expected to be material.

FCA Mortgages Market Study

In December 2016, the FCA launched a market study into the provision of mortgages. The FCA is expected to publish an interim report in Spring 2018 with the final report expected in Q4 2018.

At this stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

FCA Strategic Review of Retail Banking Models

On 11 May 2017 the FCA announced a two phase strategic review of retail banking models. The FCA will use the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

Phase 1 will allow the FCA to enhance its understanding of existing models and how these impact competition and conduct. Phase 2 will evaluate the impacts of economic, technological, social and regulatory factors on these models. A project update is expected in Q2 2018 outlining the FCA’s preliminary conclusions from Phase 1.

At this early stage, as there is considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate impact, if any, on RBS, which in due course may be material.

Notes on the consolidated accounts

Litigation, investigations and reviews continued

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

•      an enterprise-wide risk management programme for RBS’s US operations;

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

RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS’s US operations. RBS continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators’ expectations.

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

Under the US Dollar Processing Order (as part of the OFAC compliance programme) RBS was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their reports were submitted to the authorities in June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities in September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. The authorities have requested a third annual review to be conducted and independent consultant reports are expected to be issued during Q1 2018. In addition, pursuant to requirements of the US Dollar Processing Order, RBS has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

Notes on the consolidated accounts

Litigation, investigations and reviews continued

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

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. In December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd

The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of RBS incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB. On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. FINMA is currently investigating three individuals in connection with 1MDB.

In addition, Coutts & Co Ltd is cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Regulator requests concerning certain historic Russian transactions

Media coverage in 2017 highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including RBS and 16 other UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme. RBS has responded to requests for information from the FCA, PRA and regulators in other jurisdictions.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)

In December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of RBS, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. UBI DAC submitted its phase 2 report to the CBI on 31 March 2017, identifying impacted customers.  The redress and compensation phase (phase 3) commenced in Q4 2017.

RBS has made provisions totalling €298 million (£248 million) to date for this matter, including an additional provision of €87 million (£76 million) in 2017. Of the €298 million (£248 million) cumulative provision, €75 million (£64 million) had been utilised by 31 December 2017.

Separately, in April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages. This investigation is ongoing and UBI DAC continues to co-operate with the CBI.

As part of an internal review of the wider retail and commercial loan portfolios extending from the tracker mortgage examination programme, UBI DAC identified further legacy business issues. A programme is ongoing to identify and remediate impacted customers and a charge of €101 million (£89 million) has been recognised in 2017 based on expected remediation and project costs in relation to these items.

Notes on the consolidated accounts

32 Net cash flow from operating activities

	2017	2016	2015
	£m	£m	£m
Operating profit/(loss) before tax - continuing operations	2,239	(4,082)	(2,703)
Profit before tax - discontinued operations	—	—	1,766
Decrease/(increase) in prepayments and accrued income	1	(42)	410
Interest on subordinated liabilities	572	845	875
Decrease in income accruals	(236)	(444)	(1,075)
Impairment losses/(releases)	493	478	(624)
Loans and advances written-off net of recoveries	(1,054)	(3,586)	(8,789)
Unwind of discount on impairment losses	(86)	(113)	(144)
Profit on sale of property, plant and equipment	(75)	(18)	(91)
Profit on sale of subsidiaries and associates	(155)	(22)	(1,135)
(Profit)/loss on sale of securities	(226)	(71)	4
Charge for defined benefit pension schemes	309	267	523
Pension schemes curtailments or settlements loss/(gain)	66	1	(65)
Cash contribution to defined benefit pension schemes	(627)	(4,786)	(1,060)
Other provisions charged net of releases	1,931	7,216	4,566
Other provisions utilised	(6,477)	(2,699)	(2,202)
Depreciation and amortisation	808	778	1,180
Loss on redemption of own debt	7	126	263
Loss on reclassification to disposal groups	—	—	273
Write down of goodwill and other intangible assets	29	159	1,332
Elimination of foreign exchange differences	(426)	(6,518)	(1,501)
Other non-cash items	21	619	599
Net cash outflow from trading activities	(2,886)	(11,892)	(7,598)
Decrease/(increase) in loans and advances to banks and customers	2,466	(12,960)	58,766
(Increase)/decrease in securities	(1,319)	16,741	13,149
(Increase)/decrease in other assets	(221)	1,195	2,808
Decrease in derivative assets	86,138	15,562	91,311
Changes in operating assets	87,064	20,538	166,034
Increase/(decrease) in deposits by banks and customers	25,449	10,418	(43,597)
Increase/(decrease) in debt securities in issue	3,326	(3,967)	(20,580)
(Decrease)/increase in other liabilities	(381)	(422)	4,465
Decrease in derivative liabilities	(81,969)	(18,258)	(94,951)
Increase/(decrease) in settlement balances and short positions	8,658	104	(2,782)
Changes in operating liabilities	(44,917)	(12,125)	(157,445)
Income taxes paid	(520)	(171)	(73)
Net cash inflow/(outflow) from operating activities	38,741	(3,650)	918

33 Analysis of the net investment in business interests and intangible assets

	2017	2016	2015
Acquisitions and disposals	£m	£m	£m
Fair value given for businesses acquired	(131)	(87)	(59)
Net outflow of cash in respect of acquisitions	(131)	(87)	(59)
Net assets/(liabilities) sold	177	(400)	(2,041)
Non-cash consideration	(15)	(5)	—
Profit on disposal	155	22	1,135
Net cash and cash equivalents disposed	—	55	1,959
Net inflow/(outflow) of cash in respect of disposals	317	(328)	1,053
Dividends received from associates	(1)	9	11
Cash expenditure on intangible assets	(384)	(480)	(614)
Net (outflow)/inflow	(199)	(886)	391

Note:

(1)              Includes cash proceeds of £1,628 million in 2015 relating to the disposal of the controlling interest in Citizens.

Notes on the consolidated accounts

34 Interest received and paid
	2017	2016	2015
	£m	£m	£m
Interest received	10,946	11,321	11,788
Interest paid	(2,300)	(2,638)	(3,598)
	8,646	8,683	8,190

35 Analysis of changes in financing during the year
	Share capital, share premium,
	paid-in equity and merger reserve			Subordinated liabilities
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
At 1 January	52,979	50,577	45,935	19,419	19,847	22,905
Issue of ordinary shares	306	300	307
Issue of Additional Tier 1 capital notes	—	2,046	2,012
Redemption of paid-in equity	(720)	(110)	(150)
Redemption of subordinated liabilities				(5,747)	(3,606)	(3,047)
Net cash (outflow)/inflow from financing	(414)	2,236	2,169	(5,747)	(3,606)	(3,047)
Transfer to retained earnings	(25,789)	—	—
Conversion of B shares	—	—	4,590
Ordinary shares issued in respect of employee share schemes	71	166	225
Redemption of debt preference shares	748	—	—
Redemption of equity preference shares	—	—	(1)
Transfer of merger reserve to retained earnings	—	—	(2,341)
Other adjustments including foreign exchange	196	—	—	(950)	3,178	(11)
At 31 December	27,791	52,979	50,577	12,722	19,419	19,847

36 Analysis of cash and cash equivalents
	2017	2016	2015
	£m	£m	£m
At 1 January
- cash	88,414	94,832	92,060
- cash equivalents	10,156	8,760	15,844
	98,570	103,592	107,904
Net cash outflow	24,035	(5,022)	(4,312)
At 31 December	122,605	98,570	103,592

Comprising:
Cash and balances at central banks	98,337	74,250	79,404
Treasury bills and debt securities	427	387	1,578
Loans and advances to banks	23,841	23,933	22,610
Cash and cash equivalents	122,605	98,570	103,592

Note:

(1)              Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £6,883 million (2016 - £6,661 million; 2015 - £11,031 million).

Certain members of RBS are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. These balances are set out below.

	2017	2016	2015
Bank of England	£0.6bn	£0.5bn	£0.5bn
De Nederlandsche Bank	€0.1bn	€0.4bn	€0.3bn

Notes on the consolidated accounts

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

Segmental reorganisation and business transfers

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime, the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed.

Segmental reorganisation

The previously reported operating segments are now realigned and comparatives have been re-presented as follows:

•                  The former Williams & Glyn reportable operating segment has been integrated into the UK PBB reportable segment;

•                  The former Capital Resolution reportable operating segment has been integrated into the NatWest Markets reportable segment, with the exception of the costs in relation to the RMBS claims, which have been transferred to the Central & other items reportable segment;

•                  The RBSI reportable operating segment is no longer presented within the CPB franchise.

Business transfers

On 1 October 2017 the following changes were made to RBS’s businesses, which impacts its financial reporting but where comparatives have not been re-presented:

•                  Shipping and other activities, which were formerly in Capital Resolution, were transferred from the NatWest Markets reportable segment to the Commercial Banking reportable segment.

•                  UK PBB Collective Investment Funds (CIFL) business was transferred to the Private Banking reportable segment in order to better serve customers.

•                  The RBS International (RBSI) reportable operating segment was aligned to the legal entity The Royal Bank of Scotland International (Holdings) Limited. This predominantly involved transfers from Private Banking, and Services and Functions within Central items & other in preparation for the implementation of the UK ring-fencing regime.

•                  Commercial Banking whole business securitisations and relevant financial institutions (RFI) were transferred to NatWest Markets during December 2017. RFIs are prohibited from being within the ring-fence due to their nature and exposure to global financial markets. The move is in preparation for the implementation of the UK ring-fencing regime.

Reportable operating segments

Following the changes detailed the reportable operating segments are as follows:

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

Commercial & Private Banking (CPB) comprises two reportable segments: Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

RBS International (RBSI) serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar and financial institution customers in Luxembourg and London.

NatWest Markets offers corporate and institutional customers global market access, providing them with trading, risk management and financing solutions through its trading and sales operations in London, Singapore and Stamford and sales offices in Dublin, Hong Kong and Tokyo.

Central items & other includes corporate functions, such as RBS treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to legacy litigation issues and the international private banking business are included in Central items in the relevant periods.

Allocation of central balance sheet items

RBS allocates all central costs relating to Services and Functions to the business using appropriate drivers, these are reported as indirect costs in the segmental income statements. Assets (and risk-weighted assets) held centrally, mainly relating to RBS Treasury, are allocated to the business using appropriate drivers.

Notes on the consolidated accounts

37 Segmental analysis continued

	Net				Depreciation	Impairment
	interest	Non-interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	profit/(loss)
2017	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	5,130	1,347	6,477	(3,829)	—	(235)	2,413
Ulster Bank RoI	421	183	604	(676)	—	(60)	(132)
Personal & Business Banking	5,551	1,530	7,081	(4,505)	—	(295)	2,281
Commercial Banking	2,286	1,198	3,484	(1,870)	(144)	(362)	1,108
Private Banking	464	214	678	(529)	—	(6)	143
Commercial & Private Banking	2,750	1,412	4,162	(2,399)	(144)	(368)	1,251
RBS International	325	64	389	(217)	(2)	(3)	167
NatWest Markets	203	847	1,050	(2,250)	49	174	(977)
Central items & other	158	293	451	(222)	(711)	(1)	(483)
Total	8,987	4,146	13,133	(9,593)	(808)	(493)	2,239

2016*
UK Personal & Business Banking	4,945	1,182	6,127	(4,278)	2	(125)	1,726
Ulster Bank RoI	409	167	576	(669)	—	113	20
Personal & Business Banking	5,354	1,349	6,703	(4,947)	2	(12)	1,746
Commercial Banking	2,143	1,272	3,415	(2,324)	(143)	(206)	742
Private Banking	449	208	657	(549)	—	3	111
Commercial & Private Banking	2,592	1,480	4,072	(2,873)	(143)	(203)	853
RBS International	303	71	374	(174)	—	(10)	190
NatWest Markets	343	869	1,212	(2,810)	(14)	(253)	(1,865)
Central items & other	116	113	229	(4,612)	(623)	—	(5,006)
Total	8,708	3,882	12,590	(15,416)	(778)	(478)	(4,082)

2015*
UK Personal & Business Banking	4,810	1,223	6,033	(4,564)	—	(8)	1,461
Ulster Bank RoI	365	185	550	(429)	—	141	262
Personal & Business Banking	5,175	1,408	6,583	(4,993)	—	133	1,723
Commercial Banking	1,997	1,257	3,254	(1,780)	(141)	(69)	1,264
Private Banking	436	208	644	(1,101)	—	(13)	(470)
Commercial & Private Banking	2,433	1,465	3,898	(2,881)	(141)	(82)	794
RBS International	303	64	367	(160)	—	—	207
NatWest Markets	452	1,614	2,066	(5,226)	(15)	730	(2,445)
Central items & other	404	(395)	9	(1,913)	(1,024)	(54)	(2,982)
Total	8,767	4,156	12,923	(15,173)	(1,180)	727	(2,703)

* Re-presented to reflect the segmental reorganisation.

Notes on the consolidated accounts

37 Segmental analysis continued

	2017			2016*			2015*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	6,465	12	6,477	6,115	12	6,127	5,989	44	6,033
Ulster Bank RoI	609	(5)	604	584	(8)	576	569	(19)	550
Personal & Business Banking	7,074	7	7,081	6,699	4	6,703	6,558	25	6,583
Commercial Banking	3,851	(367)	3,484	3,787	(372)	3,415	3,619	(365)	3,254
Private Banking	594	84	678	554	103	657	534	110	644
Commercial & Private Banking	4,445	(283)	4,162	4,341	(269)	4,072	4,153	(255)	3,898
RBS International	281	108	389	239	135	374	200	167	367
NatWest Markets	1,077	(27)	1,050	1,296	(84)	1,212	2,190	(124)	2,066
Central items & other	256	195	451	15	214	229	(178)	187	9
Total	13,133	—	13,133	12,590	—	12,590	12,923	—	12,923

	2017			2016*			2015*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	7,348	44	7,392	7,197	52	7,249	7,164	51	7,215
Ulster Bank RoI	676	(4)	672	660	1	661	640	15	655
Personal & Business Banking	8,024	40	8,064	7,857	53	7,910	7,804	66	7,870
Commercial Banking	3,590	74	3,664	3,638	68	3,706	3,482	42	3,524
Private Banking	585	143	728	567	172	739	577	191	768
Commercial & Private Banking	4,175	217	4,392	4,205	240	4,445	4,059	233	4,292
RBS International	309	119	428	313	156	469	275	177	452
NatWest Markets	1,408	809	2,217	1,708	1,539	3,247	3,097	2,913	6,010
Central items & other	2,147	(1,185)	962	1,862	(1,988)	(126)	1,655	(3,389)	(1,734)
Total	16,063	—	16,063	15,945	—	15,945	16,890	—	16,890

* Re-presented to reflect the segmental reorganisation.

	2017			2016*			2015*

			Cost to			Cost to			Cost to
			acquire fixed			acquire fixed			acquire fixed
			assets and			assets and			assets and
			intangible			intangible			intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	190,636	183,410	—	181,357	173,040	—	167,959	164,830	—
Ulster Bank RoI	24,564	19,853	—	24,111	19,299	—	21,264	15,837	—
Personal & Business Banking	215,200	203,263	—	205,468	192,339	—	189,223	180,667	—
Commercial Banking	149,545	105,144	208	150,453	104,441	288	133,546	94,619	214
Private Banking	20,290	27,049	2	18,578	26,673	—	17,022	23,257	—
Commercial & Private Banking	169,835	132,193	210	169,031	131,114	288	150,568	117,876	214
RBS International	25,867	29,077	12	23,420	25,280	—	23,130	21,398	—
NatWest Markets	277,886	248,553	4	372,496	340,471	6	416,748	380,059	29
Central items & other	49,268	75,877	1,275	28,241	60,048	1,098	35,739	61,261	1,227
Total	738,056	688,963	1,501	798,656	749,252	1,392	815,408	761,261	1,470

*Re-presented to reflect the segmental reorganisation.

Segmental analysis of goodwill is as follows, there was no movements in goodwill in 2016 or 2017.

	UK Personal
	& Business	Commercial	RBS
	Banking	Banking	International	Total
	£m	£m	£m	£m
At 1 January 2016 and 31 December 2016	3,351	1,907	300	5,558
At 1 January 2017 and 31 December 2017	3,351	1,907	300	5,558

Notes on the consolidated accounts

37 Segmental analysis continued

(b) Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2017	£m	£m	£m	£m	£m
Total revenue	15,011	192	655	205	16,063

Net interest income	8,611	(4)	346	34	8,987
Net fees and commissions	2,192	97	113	53	2,455
Income from trading activities	570	83	(24)	5	634
Other operating income	806	22	121	108	1,057
Total income	12,179	198	556	200	13,133

Operating profit/(loss) before tax	3,230	(580)	(485)	74	2,239
Total assets	662,314	38,485	34,280	2,977	738,056
Of which total assets held for sale	182	10	3	—	195
Total liabilities	626,103	36,564	25,171	1,125	688,963
Of which total liabilities held for sale	—	10	—	—	10
Net assets attributable to equity owners and non-controlling interests	36,211	1,921	9,109	1,852	49,093
Contingent liabilities and commitments	128,127	78	7,823	22	136,050
Cost to acquire property, plant and equipment and intangible assets	1,479	1	11	10	1,501

2016
Total revenue	14,606	264	738	337	15,945

Net interest income	8,243	82	302	81	8,708
Net fees and commissions	2,287	9	175	64	2,535
Income from trading activities	790	159	18	7	974
Other operating income	261	(40)	9	143	373
Total income	11,581	210	504	295	12,590

Operating (loss)/profit before tax	(2,214)	(1,652)	(266)	50	(4,082)
Total assets	715,685	44,447	32,142	6,382	798,656
Of which total assets held for sale	—	13	—	—	13
Total liabilities	675,089	44,513	26,311	3,339	749,252
Of which total liabilities held for sale	—	15	—	—	15
Net assets attributable to equity owners and non-controlling interests	40,596	(66)	5,831	3,043	49,404
Contingent liabilities and commitments	141,963	639	8,038	51	150,691
Cost to acquire property, plant and equipment and intangible assets	1,323	3	54	12	1,392

2015
Total revenue	14,724	315	1,247	604	16,890

Net interest income	7,947	162	407	251	8,767
Net fees and commissions	2,377	139	334	83	2,933
Income from trading activities	942	44	85	(11)	1,060
Other operating income	102	(118)	34	145	163
Total income	11,368	227	860	468	12,923

Operating (loss)/profit before tax	(87)	(2,723)	261	(154)	(2,703)
Total assets	673,409	77,514	42,133	22,352	815,408
Of which total assets held for sale	—	15	1,251	2,220	3,486
Total liabilities	630,818	75,971	34,942	19,530	761,261
Of which total liabilities held for sale	—	16	418	2,546	2,980
Net assets attributable to equity owners and non-controlling interests	42,591	1,543	7,191	2,822	54,147
Contingent liabilities and commitments	127,781	9,729	14,961	1,281	153,752
Cost to acquire property, plant and equipment and intangible assets	1,331	70	36	33	1,470

Notes on the consolidated accounts

38 Directors’ and key management remuneration

	2017	2016
Directors’ remuneration	£000	£000
Non-executive directors emoluments	1,747	1,466
Chairman and executive directors emoluments	5,299	5,801
	7,046	7,267
Amounts receivable under long-term incentive plans and share option plans	1,225	993
	8,271	8,260

No directors accrued benefits under defined benefit schemes or money purchase schemes during 2017 and 2016.

The executive directors may participate in the company’s long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company’s shares arising from their participation are given in the Directors’ remuneration report. Details of the remuneration received by each director is also given in the Directors’ remuneration report.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2017	2016
	£000	£000
Short-term benefits	19,019	20,350
Post-employment benefits	434	471
Share-based payments	3,558	2,606
	23,011	23,427

Key management comprises members of the Executive Committee.

39 Transactions with directors and key management

(a) At 31 December 2017, amounts outstanding in relation to transaction, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £24,376 in respect of loans to six persons who were directors of the company at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Executive Committee. The captions in the Group’s primary financial statements include the following amounts attributable, in aggregate, to key management:

	2017	2016
	£000	£000
Loans and advances to customers	3,942	4,127
Customer accounts	23,619	17,045

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

Notes on the consolidated accounts

40 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each (see Note 25).

The Group enters into transactions with many of these bodies on an arm’s length basis. Transactions include the payment of: taxes principally UK corporation tax (see Note 6) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (see Note 3) and FSCS levies (see Note 31) together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

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

Associates

Transactions with associates have given rise to the following:

	2017	2016
	£m	£m
Loans and advances	130	150
Customer deposits	111	64

Total income	28	30
Operating expenses	23	8

Other related parties

(a)     In their roles as providers of finance, RBS companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm’s length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

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

41 Post balance sheet events

There have been no other significant events between 31 December 2017 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Notes on the consolidated accounts

42 Consolidating financial information

The Royal Bank of Scotland plc (‘RBS plc’) is a wholly owned subsidiary of The Royal Bank of Scotland Group plc (‘RBSG plc’) and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc.

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

•                  Non-guarantor Subsidiaries of RBSG plc and RBS plc on a combined basis (‘Subsidiaries’);

•                  Consolidation adjustments; and

•                  RBSG plc consolidated amounts (‘RBSG Group’).

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase the results for the period of RBSG plc and RBS plc in the information below by £92 million and £934 million respectively for the year ended 31 December 2017 (increase by £142 million and decrease by £1,316 million for the year ended 31 December 2016; increase by £379 million and decrease by £875 million for the year ended 31 December 2015).

The net assets of RBSG plc and RBS plc in the information below would also be decreased by £6,631 million and £9,319 million respectively at 31 December 2017 (decreased £6,108 million and £10,119 million at 31 December 2016).

RBS plc Disposal groups and discontinued operations

NatWest Holdings Limited (NatWest Holdings)

The transfer of the RBS plc Personal & Business Banking (PBB) (including the former Williams & Glyn segment), Commercial & Private Banking (CPB) and certain parts of Central items and NatWest Markets, due to be included in the ring-fenced bank, to subsidiaries of NatWest Holdings, is planned for Q2 2018. It will be followed by a transfer of NatWest Holdings to RBSG. Accordingly, all of the RBS plc activities to be undertaken by NatWest Holdings and its subsidiaries are classified as disposal groups in the RBS plc accounts at 31 December 2017 and presented as discontinued operations, with comparatives re-presented.

Notes on the consolidated accounts

42 Consolidating financial information continued

Income statement

				Consolidation	RBSG
For the year ended 31 December 2017	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net interest income	203	(26)	6,157	2,653	8,987
Non-interest income	1,390	909	(674)	2,521	4,146
Total income	1,593	883	5,483	5,174	13,133
Operating expenses	(122)	(1,601)	(3,946)	(4,732)	(10,401)
Impairment releases/(losses)	—	77	(370)	(200)	(493)
Operating profit/(loss) before tax	1,471	(641)	1,167	242	2,239
Tax (charge)/credit	(187)	168	(853)	48	(824)
Profit/(loss) from continuing operations	1,284	(473)	314	290	1,415
(Loss)/profit from discontinued operations, net of tax	—	(510)	—	510	—
Profit/(loss) for the year	1,284	(983)	314	800	1,415

Attributable to:
Non-controlling interests	—	—	5	30	35
Preference shareholders	234	—	—	—	234
Paid-in equity holders	390	—	—	4	394
Ordinary shareholders	660	(983)	309	766	752
	1,284	(983)	314	800	1,415

Statement of comprehensive income

				Consolidation	RBSG
For the year ended 31 December 2017	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Profit/(loss) for the year	1,284	(983)	314	800	1,415
Items that do not qualify for reclassification
Profit on remeasurement of retirement benefit schemes	—	4	86	—	90
Loss on fair value of credit in financial liabilities designated at
fair value through profit or loss due to own credit risk	—	(68)	(58)	—	(126)
Tax (charge)/credit	—	(18)	8	—	(10)
	—	(82)	36	—	(46)
Items that do qualify for reclassification
Available-for-sale financial assets	—	52	(341)	315	26
Cash flow hedges	(204)	(424)	(24)	(417)	(1,069)
Currency translation	—	(22)	10	112	100
Tax credit	38	93	20	105	256
	(166)	(301)	(335)	115	(687)
Other comprehensive (loss)/ income after tax	(166)	(383)	(299)	115	(733)
Total comprehensive income/(loss) for the year	1,118	(1,366)	15	915	682

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	—	—	—	52	52
Preference shareholders	234	—	—	—	234
Paid-in equity holders	390	—	—	4	394
Ordinary shareholders	494	(1,366)	499	375	2
	1,118	(1,366)	499	431	682

Notes on the consolidated accounts

42 Consolidating financial information continued

Income statement

				Consolidation	RBSG
For the year ended 31 December 2016	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
Net interest income	267	4	6,050	2,387	8,708
Non-interest income	(4,945)	1,066	(5,099)	12,860	3,882
Total income	(4,678)	1,070	951	15,247	12,590
Operating expenses	(738)	(3,864)	(5,911)	(5,681)	(16,194)
Impairment releases/(losses)	—	73	(4)	(547)	(478)
Operating (loss)/profit before tax	(5,416)	(2,721)	(4,964)	9,019	(4,082)
Tax credit/(charge)	7	(199)	(827)	(147)	(1,166)
(Loss)/profit from continuing operations	(5,409)	(2,920)	(5,791)	8,872	(5,248)
(Loss)/profit from discontinued operations, net of tax	—	(531)	—	531	—
(Loss)/profit for the year	(5,409)	(3,451)	(5,791)	9,403	(5,248)

Attributable to:
Non-controlling interests	—	—	5	5	10
Preference shareholders	260	23	—	(23)	260
Paid-in equity holders	235	—	—	9	244
Dividend access share	1,193	—	—	—	1,193
Ordinary shareholders	(7,097)	(3,474)	(5,796)	9,412	(6,955)
	(5,409)	(3,451)	(5,791)	9,403	(5,248)

Statement of comprehensive income

				Consolidation	RBSG
For the year ended 31 December 2016	RBSG plc	RBS plc	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m
(Loss)/profit for the year	(5,409)	(3,451)	(5,791)	9,403	(5,248)
Items that do not qualify for reclassification
Profit/(loss) on remeasurement of retirement benefit schemes	—	63	(1,112)	—	(1,049)
Tax (charge)/credit	—	(21)	309	—	288
	—	42	(803)	—	(761)
Items that do qualify for reclassification
Available-for-sale financial assets	—	(61)	293	(326)	(94)
Cash flow hedges	189	(40)	1	615	765
Currency translation	—	(90)	709	644	1,263
Tax (charge)/credit	(35)	28	50	(149)	(106)
	154	(163)	1,053	784	1,828
Other comprehensive income/(loss) after tax	154	(121)	250	784	1,067
Total comprehensive (loss)/income for the year	(5,255)	(3,572)	(5,541)	10,187	(4,181)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	87	34	121
Preference shareholders	260	23	—	(23)	260
Paid-in equity holders	235	—	—	9	244
Dividend access share	1,193	—	—	—	1,193
Ordinary shareholders	(6,943)	(3,595)	(5,628)	10,167	(5,999)
	(5,255)	(3,572)	(5,541)	10,187	(4,181)

Notes on the consolidated accounts

42 Consolidating financial information continued

Income statement

				Consolidation	RBSG
For the year ended 31 December 2015	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
	£m	£m	£m	£m	£m
Net interest income	401	(172)	6,988	1,550	8,767
Non-interest income	(2,239)	1,227	(448)	5,616	4,156
Total income	(1,838)	1,055	6,540	7,166	12,923
Operating expenses	38	(4,138)	(8,625)	(3,628)	(16,353)
Impairment (losses)/releases	(5)	258	314	160	727
Operating (loss)/profit before tax	(1,805)	(2,825)	(1,771)	3,698	(2,703)
Tax (charge)/credit	(177)	504	(552)	202	(23)
(Loss)/profit from continuing operations	(1,982)	(2,321)	(2,323)	3,900	(2,726)
Profit from discontinued operations, net of tax	—	1,290	16	235	1,541
(Loss)/profit for the year	(1,982)	(1,031)	(2,307)	4,135	(1,185)

Attributable to:
Non-controlling interests	—	—	2	407	409
Preference shareholders	297	44	—	(44)	297
Paid-in equity holders	79	—	—	9	88
Ordinary shareholders	(2,358)	(1,075)	(2,309)	3,763	(1,979)
	(1,982)	(1,031)	(2,307)	4,135	(1,185)

Statement of comprehensive income

				Consolidation	RBSG
For the year ended 31 December 2015	RBSG plc	RBS plc	Subsidiaries (1)	adjustments (2)	Group
	£m	£m	£m	£m	£m
(Loss)/profit for the year	(1,982)	(1,031)	(2,307)	4,135	(1,185)
Items that do not qualify for reclassification
Profit/(loss) on remeasurement of retirement benefit schemes	—	84	(157)	—	(73)
Tax (charge)/credit	—	(20)	326	—	306
	—	64	169	—	233
Items that do qualify for reclassification
Available-for-sale financial assets	—	77	(96)	63	44
Cash flow hedges	40	(546)	93	(287)	(700)
Currency translation	—	54	(206)	(1,029)	(1,181)
Tax (charge)/credit	(8)	45	(21)	92	108
	32	(370)	(230)	(1,161)	(1,729)
Other comprehensive income/(loss) after tax	32	(306)	(61)	(1,161)	(1,496)
Total comprehensive (loss)/income for the year	(1,950)	(1,337)	(2,368)	2,974	(2,681)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	(77)	447	370
Preference shareholders	297	44	—	(44)	297
Paid-in equity holders	79	—	—	9	88
Ordinary shareholders	(2,326)	(1,381)	(2,291)	2,562	(3,436)
	(1,950)	(1,337)	(2,368)	2,974	(2,681)

Notes:

(1)              The financial statements of CFG are incorporated on a line-by-line basis up to 3 August 2015 and was fully disposed of on 30 October 2015.

(2)              Includes adjustments to present CFG as a disposal group to the disposal date.

Notes on the consolidated accounts

42 Consolidating financial information continued

Balance sheet

At 31 December 2017	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m
Assets
Cash and balances at central banks	—	93	36,707	61,537	98,337
Loans and advances to banks	14,503	18,814	7,647	(10,713)	30,251
Loans and advances to customers	10,480	45,658	203,988	89,793	349,919
Debt securities	104	27,334	8,317	43,178	78,933
Equity shares	3	50	244	153	450
Investments in Group undertakings	47,559	496	320	(48,375)	—
Settlement balances	—	1,640	938	(61)	2,517
Derivatives	163	162,005	3,101	(4,426)	160,843
Intangible assets	—	—	531	6,012	6,543
Property, plant and equipment	—	5	3,221	1,376	4,602
Deferred tax	—	165	1,361	214	1,740
Prepayments, accrued income and other assets	50	591	2,325	760	3,726
Assets of disposals groups	—	269,038	195	(269,038)	195
Total assets	72,862	525,889	268,895	(129,590)	738,056

Liabilities
Deposits by banks	—	18,304	(72,131)	100,725	46,898
Customer accounts	—	37,097	303,086	57,853	398,036
Debt securities in issue	9,202	12,362	1,137	7,858	30,559
Settlement balances	—	1,411	1,477	(44)	2,844
Short positions	—	26,207	2,552	(232)	28,527
Derivatives	284	155,098	3,289	(4,165)	154,506
Provisions for liabilities and charges	127	2,230	3,354	2,046	7,757
Accruals, deferred income and other liabilities	165	479	3,629	2,119	6,392
Retirement benefit liabilities	—	52	59	18	129
Deferred tax	146	100	443	(106)	583
Subordinated liabilities	7,977	—	(3,523)	8,268	12,722
Liabilities of disposal groups	—	228,027	10	(228,027)	10
Total liabilities	17,901	481,367	243,382	(53,687)	688,963

Non-controlling interests	—	—	131	632	763
Owners’ equity	54,961	44,522	25,382	(76,535)	48,330
Total equity	54,961	44,522	25,513	(75,903)	49,093
Total liabilities and equity	72,862	525,889	268,895	(129,590)	738,056

Notes on the consolidated accounts

42 Consolidating financial information continued

Balance sheet

At 31 December 2016	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m
Assets
Cash and balances at central banks	—	70,615	3,635	—	74,250
Loans and advances to banks	28,867	39,018	129,665	(167,412)	30,138
Loans and advances to customers	97	160,191	218,966	(27,304)	351,950
Debt securities	398	67,669	16,041	(11,586)	72,522
Equity shares	—	298	1,342	(937)	703
Investments in Group undertakings	44,608	35,169	2,122	(81,899)	—
Settlement balances	—	4,707	1,647	(828)	5,526
Derivatives	373	251,476	6,312	(11,180)	246,981
Intangible assets	—	521	566	5,393	6,480
Property, plant and equipment	—	1,523	3,071	(4)	4,590
Deferred tax	—	272	1,660	(129)	1,803
Prepayments, accrued income and other assets	70	1,563	2,414	(347)	3,700
Assets of disposals groups	—	591	13	(591)	13
Total assets	74,413	633,613	387,454	(296,824)	798,656

Liabilities
Deposits by banks	944	139,288	50,930	(152,606)	38,556
Customer accounts	—	142,218	278,228	(39,478)	380,968
Debt securities in issue	6,832	18,881	3,934	(2,402)	27,245
Settlement balances	—	2,774	1,699	(828)	3,645
Short positions	—	17,590	4,591	(104)	22,077
Derivatives	260	240,898	6,497	(11,180)	236,475
Provisions for liabilities and charges	875	4,884	7,077	—	12,836
Accruals and other liabilities	73	3,269	3,785	(136)	6,991
Retirement benefit liabilities	—	65	293	5	363
Deferred tax	44	—	701	(83)	662
Subordinated liabilities	10,668	17,870	2,789	(11,908)	19,419
Liabilities of disposal groups	—	—	15	—	15
Total liabilities	19,696	587,737	360,539	(218,720)	749,252

Non-controlling interests	—	—	483	312	795
Owners’ equity	54,717	45,876	26,432	(78,416)	48,609
Total equity	54,717	45,876	26,915	(78,104)	49,404
Total liabilities and equity	74,413	633,613	387,454	(296,824)	798,656

Notes on the consolidated accounts

42 Consolidating financial information continued

Cash flow statement

For the year ended 31 December 2017	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m
Net cash flows from operating activities	4,973	(74,357)	105,401	2,724	38,741
Net cash flows from investing activities	(2,078)	(2,077)	1,911	(4,238)	(6,482)
Net cash flows from financing activities	(3,831)	(9,668)	573	4,718	(8,208)
Effects of exchange rate changes on cash and cash equivalents	(14)	87	(1,102)	1,013	(16)
Net(decrease)/increase in cash and cash equivalents	(950)	(86,015)	106,783	4,217	24,035
Cash and cash equivalents at 1 January 2017	1,195	99,073	89,431	(91,129)	98,570
Cash and cash equivalents at 31 December 2017	245	13,058	196,214	(86,912)	122,605

For the year ended 31 December 2016	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m
Net cash flows from operating activities	(3,026)	3,098	(6,228)	2,506	(3,650)
Net cash flows from investing activities	2,538	(4,495)	(1,962)	(440)	(4,359)
Net cash flows from financing activities	(1,445)	(13,459)	(2,042)	11,839	(5,107)
Effects of exchange rate changes on cash and cash equivalents	122	7,316	4,260	(3,604)	8,094
Net (decrease)/increase in cash and cash equivalents	(1,811)	(7,540)	(5,972)	10,301	(5,022)
Cash and cash equivalents at 1 January 2016	3,006	106,613	95,403	(101,430)	103,592
Cash and cash equivalents at 31 December 2016	1,195	99,073	89,431	(91,129)	98,570

For the year ended 31 December 2015	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m
Net cash flows from operating activities	3,593	5,488	5,832	(13,995)	918
Net cash flows from investing activities	(183)	2,456	(7,941)	802	(4,866)
Net cash flows from financing activities	(1,518)	(3,276)	3,163	691	(940)
Effects of exchange rate changes on cash and cash equivalents	9	575	333	(341)	576
Net increase/(decrease) in cash and cash equivalents	1,901	5,243	1,387	(12,843)	(4,312)
Cash and cash equivalents at 1 January 2015	1,105	101,370	94,016	(88,587)	107,904
Cash and cash equivalents at 31 December 2015	3,006	106,613	95,403	(101,430)	103,592

Trust preferred securities

The Group has issued trust preferred securities through trusts 100% owned by the Group (through partnership interests held by RBSG Capital Corporation and RBS) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by the Group, for those securities that were classified as subordinated liabilities, the Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

Additional information

Financial summary

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

Analysis of loans and advances to customers

The following table analyses gross loans and advances to customers by remaining maturity, geographical area (location of office) and type of customer.

	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	2017 Total £m	2016 £m	2015 £m	2014 £m	2013 £m
UK
Central and local government	2,602	85	1,922	4,609	6,004	6,166	7,665	6,951
Finance	22,149	5,697	2,345	30,191	32,026	29,748	31,762	28,937
Residential mortgages	10,605	30,692	106,102	147,399	137,427	123,653	113,521	110,515
Personal lending	6,201	4,805	3,139	14,145	14,198	14,348	15,923	17,098
Property	8,290	15,840	8,197	32,327	33,881	34,100	37,547	44,252
Construction	1,996	1,345	317	3,658	4,061	3,906	4,098	4,691
Manufacturing	4,588	3,011	734	8,333	9,101	8,071	9,332	8,739
Service industries and business activities	19,965	20,047	9,120	49,132	53,018	51,257	50,621	52,253
Agriculture, forestry and fishing	1,237	1,212	979	3,428	3,445	3,471	3,211	2,887
Finance leases and instalment credit	5,045	4,805	1,820	11,670	11,967	11,134	10,933	10,524
Accrued interest	255	32	4	291	272	346	258	136
Total UK	82,933	87,571	134,679	305,183	305,400	286,200	284,871	286,983

Overseas
US	458	—	39	497	1,171	2,331	9,308	60,440
Rest of the World	2,683	6,525	12,110	21,318	20,907	24,921	57,532	68,555
Total overseas	3,141	6,525	12,149	21,815	22,078	27,252	66,840	128,995

Reverse repos
UK	20,901	5	—	20,906	21,407	18,000	29,228	19,777
US	5,797	—	—	5,797	7,476	9,532	8,216	18,603
Rest of the World	32	—	—	32	44	26	6,543	11,517
Total reverse repos	26,730	5	—	26,735	28,927	27,558	43,987	49,897

Loans and advances to customers - gross	112,804	94,101	146,828	353,733	356,405	341,010	395,698	465,875
Loan impairment provisions				(3,814)	(4,455)	(7,118)	(17,460)	(25,153)
Loans and advances to customers - net				349,919	351,950	333,892	378,238	440,722

Fixed rate	13,265	30,832	88,077	132,174	118,316	118,300	114,664	117,452
Variable rate	72,809	63,264	58,751	194,824	209,162	195,152	237,047	298,526
Reverse repos	26,730	5	—	26,735	28,927	27,558	43,987	49,897
Loans and advances to customers - gross	112,804	94,101	146,828	353,733	356,405	341,010	395,698	465,875

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

Additional information

Yields, spreads and margins of the banking business	2017%	2016%	2015%
Gross yield on interest-earning assets of the banking business (1)	2.57	2.80	2.89
Cost of interest-bearing liabilities of the banking business	(0.70)	(0.95)	(1.14)
Interest spread of the banking business (2)	1.87	1.85	1.75
Benefit from interest-free funds	0.26	0.33	0.37
Net interest margin of the banking business (2,5)	2.13	2.18	2.12

Gross yield (1,5)
- Group	2.57	2.80	2.89
- UK	2.79	3.12	3.35
- Overseas	0.92	1.08	1.32
Interest spread (2,5)
- Group	1.87	1.85	1.75
- UK	2.08	2.17	2.24
- Overseas	0.42	0.03	—
Net interest margin (3,4,5)
- Group	2.13	2.18	2.12
- UK	2.32	2.45	2.49
- Overseas	0.75	0.73	0.87

The Royal Bank of Scotland plc base rate (average)	0.29	0.40	0.50
London inter-bank three month offered rates (average)
- Sterling	0.36	0.50	0.57
- Eurodollar	1.26	0.69	0.32
- Euro	(0.33)	(0.26)	(0.02)

Notes:

(1)              Gross yield is the interest earned on average interest-earning assets of the banking book.

(2)              Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3)              For the purpose of net interest margin calculations, there was no increase in interest receivable (2016 - nil; 2015 – nil) and no increase in interest payable (2016 - nil; 2015 - £15 million) in respect of interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have been adjusted where applicable.

(4)              Net interest margin is net interest income of the banking business as a percentage of interest-earning assets (IEA) of the banking business.

(5)              The analysis into UK and overseas has been compiled on the basis of location of office.

Additional information

Average balance sheet and related interest

		Statutory 2017			Statutory 2016
		Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets
Loans and advances to banks	- UK	51,150	257	0.50	27,986	159	0.57
	- Overseas	24,894	(76)	(0.31)	31,555	11	0.03
Loans and advances to customers	- UK	275,895	9,807	3.55	267,142	10,098	3.78
	- Overseas	21,697	516	2.38	26,583	608	2.29
Debt securities	- UK	44,768	322	0.72	40,933	243	0.59
	- Overseas	3,932	26	0.66	5,300	63	1.19
Interest-earning assets	- UK	371,813	10,386	2.79	336,061	10,500	3.12
	- Overseas	50,523	466	0.92	63,438	682	1.08
Total interest-earning assets	- banking business (1,2,4)	422,336	10,852	2.57	399,499	11,182	2.80
	- trading business (3)	109,094			132,027
Interest-earning assets		531,430			531,526
Non-interest-earning assets		164,935			338,753
Total assets		696,365			870,279

Percentage of assets applicable to overseas operations		8.2%			12.0%

Liabilities
Deposits by banks	- UK	16,647	66	0.40	2,772	13	0.47
	- Overseas	1,737	13	0.75	1,348	8	0.59
Customer accounts: demand deposits	- UK	140,514	96	0.07	146,340	390	0.27
	- Overseas	5,718	3	0.05	13,101	43	0.33
Customer accounts: savings deposits	- UK	65,506	358	0.55	62,097	425	0.68
	- Overseas	1,429	1	0.07	1,477	7	0.47
Customer accounts: other time deposits	- UK	8,256	159	1.93	8,302	149	1.79
	- Overseas	3,556	20	0.56	3,301	41	1.24
Debt securities in issue	- UK	23,081	545	2.36	17,329	551	3.18
	- Overseas	433	9	2.08	1,560	6	0.38
Subordinated liabilities	- UK	13,365	543	4.06	16,908	733	4.34
	- Overseas	432	29	6.72	1,598	112	7.01
Internal funding of trading business	- UK	(18,739)	8	(0.04)	(15,302)	(4)	-
	- Overseas	4,324	15	0.35	(1,706)	-	-
Interest-bearing liabilities	- UK	248,630	1,775	0.71	238,446	2,257	0.95
	- Overseas	17,629	90	0.50	20,679	217	1.05
Total interest-bearing liabilities	- banking business (1)	266,259	1,865	0.70	259,125	2,474	0.95
	- trading business (3)	118,618			142,796
Interest-bearing liabilities		384,877			401,921
Non-interest-bearing liabilities:
Demand deposits	- UK	101,527			78,480
	- Overseas	6,490			10,278
Other liabilities		154,378			325,586
Total equity		49,093			54,014
Total liabilities and equity		696,365			870,279

Percentage of liabilities applicable to overseas operations		11.8%			14.4%

For the notes to this table refer to the following page.

Additional information

		Statutory 2015
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	38,626	253	0.65
	- Overseas	39,211	87	0.22
Loans and advances to customers	- UK	247,678	10,205	4.12
	- Overseas	48,511	1,063	2.19
Debt securities	- UK	33,198	234	0.70
	- Overseas	6,007	83	1.38
Interest-earning assets	- UK	319,502	10,692	3.35
	- Overseas	93,729	1,233	1.32
Total interest-earning assets	- banking business (1,2,4)	413,231	11,925	2.89
	- trading business (3)	139,642
Interest-earning assets		552,873
Non-interest-earning assets		417,515
Total assets		970,388

Percentage of assets applicable to overseas operations		26.4%

Liabilities
Deposits by banks	- UK	3,601	25	0.69
	- Overseas	2,462	20	0.81
Customer accounts: demand deposits	- UK	131,617	537	0.41
	- Overseas	18,178	82	0.45
Customer accounts: savings deposits	- UK	70,803	435	0.61
	- Overseas	1,436	11	0.77
Customer accounts: other time deposits	- UK	12,060	221	1.83
	- Overseas	5,143	94	1.83
Debt securities in issue	- UK	26,122	747	2.86
	- Overseas	1,581	12	0.76
Subordinated liabilities	- UK	16,226	676	4.17
	- Overseas	3,047	193	6.33
Internal funding of trading business	- UK	(13,909)	104	(0.75)
	- Overseas	(669)	1	(0.15)
Interest-bearing liabilities	- UK	246,520	2,745	1.11
	- Overseas	31,178	413	1.32
Total interest-bearing liabilities	- banking business (1)	277,698	3,158	1.14
	- trading business (3)	147,117
Interest-bearing liabilities		424,815
Non-interest-bearing liabilities:
Demand deposits	- UK	69,873
	- Overseas	10,619
Other liabilities		407,011
Total equity		58,070
Total liabilities and equity		970,388

Percentage of liabilities applicable to overseas operations		25.5%

Notes:

(1)       Interest receivable and interest payable have both been decreased by £182 million (2016 – £76 million) in respect of negative interest relating to financial assets and financial liabilities that attracted negative interest.

(2)       Interest receivable includes £256 million (2016 - £290 million; 2015 - £400 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

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

	2017 over 2016 - statutory			2016 over 2015 - statutory
	(Decrease)/increase due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	119	(21)	98	(65)	(29)	(94)
Overseas	(2)	(85)	(87)	(14)	(62)	(76)
Loans and advances to customers
UK	328	(619)	(291)	769	(876)	(107)
Overseas	(115)	23	(92)	(501)	46	(455)
Debt securities
UK	24	55	79	49	(40)	9
Overseas	(14)	(23)	(37)	(9)	(11)	(20)
Total interest receivable of the banking business
UK	471	(585)	(114)	753	(945)	(192)
Overseas	(131)	(85)	(216)	(524)	(27)	(551)
	340	(670)	(330)	229	(972)	(743)

Interest-bearing liabilities
Deposits by banks
UK	(55)	2	(53)	5	7	12
Overseas	(3)	(2)	(5)	7	5	12
Customer accounts: demand deposits
UK	15	279	294	(55)	202	147
Overseas	16	24	40	20	19	39
Customer accounts: savings deposits
UK	(21)	88	67	56	(46)	10
Overseas	—	6	6	—	4	4
Customer accounts: other time deposits
UK	1	(11)	(10)	67	5	72
Overseas	(3)	24	21	28	25	53
Debt securities in issue
UK	(157)	163	6	273	(77)	196
Overseas	7	(10)	(3)	—	6	6
Subordinated liabilities
UK	145	45	190	(29)	(28)	(57)
Overseas	79	4	83	100	(19)	81
Internal funding of trading business
UK	1	(13)	(12)	(10)	118	108
Overseas	—	(15)	(15)	(1)	2	1
Total interest payable of the banking business
UK	(71)	553	482	307	181	488
Overseas	96	31	127	154	42	196
	25	584	609	461	223	684

Movement in net interest income
UK	400	(32)	368	1,060	(764)	296
Overseas	(35)	(54)	(89)	(370)	15	(355)
	365	(86)	279	690	(749)	(59)

Additional information

Loan impairment provisions

For details of the factors considered in determining the amount of provisions, refer to the accounting policy on page 245 and ‘Critical accounting policies and key sources of estimation uncertainty’ on page 251. The following table shows the movements in loan impairment provisions.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	3,150	4,037	8,185	11,005	9,754
Overseas	1,305	3,082	9,315	14,211	11,496
	4,455	7,119	17,500	25,216	21,250
Transfer to disposal groups
Overseas	—	—	(20)	(553)	(9)
	—	—	(20)	(553)	(9)
Currency translation and other adjustments
UK	(28)	94	(27)	929	323
Overseas	2	406	(548)	(1,596)	(202)
	(26)	500	(575)	(667)	121
Disposals
Overseas	(5)	(2)	—	(6)	(77)

Amounts written-off
UK	(1,070)	(1,670)	(4,142)	(3,570)	(2,547)
Overseas	(140)	(2,025)	(4,822)	(1,708)	(1,799)
	(1,210)	(3,695)	(8,964)	(5,278)	(4,346)
Recoveries of amounts previously written-off
UK	142	80	130	77	78
Overseas	14	29	45	128	178
	156	109	175	205	256
Losses/(releases) to income statement - continuing operations (1)
UK	473	684	(11)	(110)	3,593
Overseas	57	(147)	(842)	(1,254)	4,512
	530	537	(853)	(1,364)	8,105
Losses to income statement - discontinued operations
Overseas	—	—	—	194	307

Unwind of discount (recognised in interest income)
UK	(61)	(75)	(98)	(146)	(196)
Overseas	(25)	(38)	(46)	(101)	(195)
	(86)	(113)	(144)	(247)	(391)
Provisions at the end of the year
UK	2,606	3,150	4,037	8,185	11,005
Overseas	1,208	1,305	3,082	9,315	14,211
	3,814	4,455	7,119	17,500	25,216
Provisions at the end of the year comprise
Customers	3,814	4,455	7,118	17,460	25,153
Banks	—	—	1	40	63
	3,814	4,455	7,119	17,500	25,216
Gross loans and advances to customers (2)
UK	305,183	305,400	286,200	284,871	286,983
Overseas	21,815	22,078	27,252	66,840	128,995
	326,998	327,478	313,452	351,711	415,978
For the notes to this table refer to the following page.

Additional information

	2017	2016	2015	2014	2013
Closing customer provisions as a % of gross loans and advances to customers (2)
UK	0.9%	1.0%	1.4%	2.9%	3.8%
Overseas	5.5%	5.9%	11.3%	13.9%	11.0%
Total	1.2%	1.4%	2.3%	5.0%	6.0%

Customer losses/(releases) to income statement as a % of gross loans and advances to customers (2)
UK	0.2%	0.2%	—	—	1.3%
Overseas	0.3%	(0.7%)	(3.1%)	(1.9%)	3.5%
Total	0.2%	0.2%	(0.3%)	(0.4%)	2.0%

Average loans and advances to customers - gross	366,959	373,644	387,956	472,545	509,937

As a % of average loans and advances to customers during the year
Total customer provisions charged/(released) to income statement	0.1%	0.1%	(0.2%)	(0.3%)	1.6%
Amounts written-off (net of recoveries) - customers	0.3%	1.0%	2.3%	1.1%	0.8%

Notes:

(1)       Includes nil relating to loans and advances to banks (2016 - nil; 2015 - £4 million release; 2014 - £10 million release; 2013 - £15 million release).

(2)       Excludes reverse repos.

Analysis of closing customer loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2017		2016		2015		2014		2013
	Closing	Total	Closing	Total	Closing	Total	Closing	Total	Closing	Total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	—	1.4	1	1.8	1	2.0	1	2.2	2	1.7
Manufacturing	37	2.5	69	2.8	78	2.6	142	2.7	140	2.1
Construction	317	1.1	172	1.2	234	1.2	365	1.2	515	1.1
Finance	8	9.2	12	9.8	17	9.5	65	9.0	73	7.0
Service industries and
business activities	769	15.0	1,131	16.2	993	16.4	1,510	14.4	2,192	12.6
Agriculture, forestry and
fishing	15	1.0	17	1.1	24	1.1	33	0.9	45	0.7
Property	211	9.9	365	10.3	1,048	10.9	3,671	10.7	5,190	10.6
Residential mortgages	137	45.1	143	42.0	158	39.4	191	32.3	319	26.6
Personal lending	721	4.3	853	4.3	1,086	4.6	1,453	4.5	1,718	4.1
Finance leases and
instalment credit	80	3.6	69	3.7	69	3.6	82	3.1	136	2.5
Accrued interest	—	0.1	—	0.1	—	0.1	—	—	—	—
Total UK	2,295	93.2	2,832	93.3	3,708	91.4	7,513	81.0	10,330	69.0
Overseas	1,129	6.8	1,223	6.7	2,826	8.6	8,931	19.0	12,820	31.0
Impaired book provisions	3,424	100	4,055	100	6,534	100	16,444	100	23,150	100
Latent book provisions	390		400		584		1,016		2,003
Total provisions	3,814		4,455		7,118		17,460		25,153

Additional information

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of UK customer.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
UK
Manufacturing	16	26	61	48	41
Construction	51	279	269	175	159
Finance	7	5	94	28	47
Service industries and business activities	460	580	646	719	422
Agriculture, forestry and fishing	2	6	11	3	6
Property	93	397	2,504	1,917	950
Residential mortgages	20	3	36	76	180
Personal lending	411	362	501	546	681
Finance leases and instalment credit	10	12	20	58	61
Total UK	1,070	1,670	4,142	3,570	2,547
Overseas	140	2,025	4,822	1,708	1,799
Total write-offs (1)	1,210	3,695	8,964	5,278	4,346

Note:

(1)       Includes nil written-off in respect of loans and advances to banks (2016 - nil; 2015 - £33 million; 2014 - £8 million).

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of UK customer.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
UK
Manufacturing	1	1	—	2	1
Construction	2	4	2	9	1
Finance	—	1	3	—	—
Service industries and business activities	16	28	32	11	21
Property	7	17	40	29	5
Residential mortgages	43	—	—	—	—
Personal lending	72	28	42	26	48
Finance leases and instalment credit	1	1	11	—	2
Total UK	142	80	130	77	78
Overseas	14	29	45	128	178
Total recoveries	156	109	175	205	256

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

Accruing loans past due 90 days or more comprises loans past due 90 days where no impairment loss is expected.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Impaired loans (1)
UK	4,450	5,557	6,095	11,562	17,480
Overseas	2,973	3,308	4,755	13,681	19,691
Total	7,423	8,865	10,850	25,243	37,171
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	1,087	1,122	1,262	1,536	1,962
Overseas	394	323	25	105	259
Total	1,481	1,445	1,287	1,641	2,221
Total REIL	8,904	10,310	12,137	26,884	39,392

Closing provisions for impairment as a % of total REIL	43%	43%	59%	65%	64%
REIL as a % of gross lending to customers excluding reverse repos	2.7%	3.1%	3.9%	7.6%	9.5%

Notes:

(1)       The write-off of impaired loans affects closing provisions for impairment as a % of total REIL (the coverage ratio). The coverage ratio reduces if the loan written-off carries a higher than average provision and increases if the loan written-off carries a lower than average provision.

(2)       Impaired loans at 31 December 2017 include £1,324 million (2016 - £2,496 million; 2015 - £2,300 million) of loans subject to forbearance granted during the year.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	227	243	311	404	571
Overseas	80	122	125	165	601
	307	365	436	569	1,172

Interest on impaired loans included in net interest income
UK	61	75	98	146	196
Overseas	25	38	46	101	195
	86	113	144	247	391

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Potential problem loans	745	1,196	1,277	1,206	789

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

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Loans granted forbearance	1,480	2,257	3,760	6,091	7,901

Notes:

(1)       Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million.

(2)       For 2017, wholesale loans subject to forbearance were £1,206 million (2016 - £1,807 million; 2015 - £2,258 million) and secured retail loans subject to forbearance were £274 million (2016 - £450 million; 2015 - £1,502 million). Unsecured retail loans subject to forbearance amounting to £31 million (2016 - £37 million; 2015 - £96 million) are not included.

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

					Short	Net of short
	Government	Banks	Other	Total	positions	positions
2017	£m	£m	£m	£m	£m	£m
United States	8,697	4,494	8,048	21,239	2,607	18,632
France	4,721	11,739	2,320	18,780	3,324	15,456
Japan	7,533	4,879	197	12,609	15	12,594
Netherlands	1,897	798	5,395	8,090	986	7,104
Germany	7,643	5,819	2,165	15,627	9,957	5,670

2016
United States	7,677	6,012	8,138	21,827	5,099	16,728
France	4,275	7,045	2,003	13,323	2,392	10,931
Japan	8,291	5,441	375	14,107	1	14,106
Netherlands	2,809	563	6,699	10,071	1,061	9,010
Germany	8,868	4,836	2,138	15,842	4,207	11,635

2015
United States	10,971	3,528	9,150	23,649	3,380	20,269
France	6,221	10,794	2,626	19,641	1,778	17,863
Japan	7,172	2,444	211	9,827	—	9,827
Netherlands	3,820	1,021	7,148	11,989	796	11,193
Germany	9,574	4,211	1,565	15,350	3,272	12,078

Additional information

Analysis of deposits - product analysis

The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2017	2016	2015
	£m	£m	£m
UK
Deposits
- interest-free	118,997	108,433	97,772
- interest-bearing	264,028	255,588	242,120
Total UK	383,025	364,021	339,892
Overseas
Deposits
- interest-free	6,875	6,286	7,452
- interest-bearing	16,613	16,882	23,872
Total overseas	23,488	23,168	31,324
Total deposits	406,513	387,189	371,216

Overseas
US	165	310	271
Rest of the World	23,323	22,858	31,053
Total overseas	23,488	23,168	31,324

Repos
UK	18,235	15,351	21,800
US	20,186	16,984	15,578
Total repos	38,421	32,335	37,378

Certificates of deposit and other time deposits

The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

				Over
	0-3 months	3-6 months	6-12 months	12 months	Total
2017	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	1,919	554	337	—	2,810
Other time deposits	8,385	1,393	1,311	1,436	12,525

Overseas based companies and branches
Other time deposits	1,390	667	1,848	1,435	5,340
	11,694	2,614	3,496	2,871	20,675

Additional information

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At the year end		During the year
		Weighted			Weighted
		average	Maximum	Average	average
	Balance	interest rate	balance	balance	interest rate
2017	£bn	%	£bn	£bn	%
Repos	38	1.5	61	48	0.7
Financial institutions (1)	77	0.2	89	71	0.2
Commercial paper	2	(0.2)	2	1	(0.1)
Certificates of deposits	3	0.2	4	3	0.2
Total	120	0.6	156	123	0.4

2016
Repos	32	0.3	62	46	0.3
Financial institutions (1)	63	0.2	71	55	0.3
Certificates of deposits	3	0.2	3	1	0.8
Total	98	0.2	136	102	0.3

2015
Repos	37	0.6	105	70	0.3
Financial institutions (1)	53	0.3	71	54	0.4
Commercial paper	—	—	1	—	0.4
Certificates of deposits	1	0.9	2	1	0.9
Total	91	0.5	179	125	0.3

Note:

(1)              Excludes derivative cash collateral of £23 billion at 31 December 2017 (2016 - £32 billion; 2015 - £30 billion); and 2017 average of £26 billion (2016 - 34 billion; 2015 - £36 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations

The table below summarises other contractual cash obligations by payment date.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2017	£m	£m	£m	£m	£m	£m
Operating leases	54	152	364	287	541	881
Contractual obligations to purchase goods or services	74	202	332	67	7	—
	128	354	696	354	548	881

2016
Operating leases	64	182	425	361	684	1,091
Contractual obligations to purchase goods or services	64	168	266	93	7	—
	128	350	691	454	691	1,091

2015
Operating leases	60	172	421	338	692	1,314
Contractual obligations to purchase goods or services	81	221	570	570	—	—
	141	393	991	908	692	1,314

Undrawn formal facilities, credit lines and other commitments to lend were £121,229 million (2016 - £134,324 million; 2015 - £132,198 million). While RBS has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBS does not expect all facilities to be drawn, and some may lapse before drawdown.

Additional information

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	February	January	December	November	October	September
US dollars per £1	2018	2018	2017	2017	2017	2017
Noon Buying Rate
High	1.4247	1.4264	1.3529	1.3506	1.3304	1.3578
Low	1.3794	1.3513	1.3316	1.3067	1.3063	1.2972

	2017	2016	2015	2014	2013
Noon Buying Rate
Period end rate	1.3529	1.2337	1.4746	1.5578	1.6574
Average rate for the year (1)	1.3016	1.3444	1.5250	1.6461	1.5673

Consolidation rate (2)
Period end rate	1.3513	1.2323	1.4830	1.5615	1.6542
Average rate for the year	1.2887	1.3552	1.5284	1.6475	1.5646

Notes:

(1)       The average of the Noon Buying Rates on the last US business day of each month during the year.

(2)       The rates used for translating US dollars into sterling in the preparation of the financial statements.

(3)       On 23 March 2018, the Noon Buying Rate was £1.00 = US$1.41.

Additional information

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the Acquisitions) and agreed the terms of HM Treasury’s contingent subscription (the Contingent Subscription) for an additional £8 billion in aggregate in the form of further B shares (the Contingent B shares), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. RBS was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

On 9 October 2015, the company announced that on 8 October 2015, it had received a valid conversion notice from HM Treasury in respect of all outstanding B shares held by HM Treasury. The new ordinary shares issued on conversion of the B shares were admitted to the official list of the UK Listing Authority (UKLA), and to trading on the London Stock Exchange plc, on 14 October 2015. Following such conversion, HM Treasury no longer holds any B shares.

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

Revised State Aid Commitment Deed

As a result of the State Aid granted to the company, it was required to work with HM Treasury to submit a State Aid restructuring plan to the European Commission (EC), which was then approved by the EC under the State Aid rules on 14 December 2009. The company agreed a series of measures which supplemented the measures in the company’s strategic plan.

RBS entered into a State Aid Commitment Deed with HM Treasury at the time of the initial EC decision and, following the EC’S approval of amendments to the restructuring plan in April 2014, RBS entered into a revised State Aid Commitment Deed with HM Treasury. In September 2017, the revised State Aid Commitment Deed was amended by a Deed of Variation (as so amended, the “Revised State Aid Commitment Deed”) following the EC’s approval of an alternative remedies package (the “Alternative Remedies Package”). The Alternative Remedies Package will form the basis of a new agreement with HM Treasury to replace RBS’s final outstanding divestment commitment under its State Aid obligations (to divest the business previously known as Williams & Glyn).

The Alternative Remedies Package is focused on the following two remedies to promote competition in the market for banking services to small and medium-sized enterprises (“SMEs”): (i) a £425 million fund that will grant funding for eligible bodies in the UK banking and financial technology sectors to develop and improve their capability to compete with RBS in the provision of banking services to SMEs and develop and improve the financial products and services available to SMEs (the “Capability and Innovation Fund”); and (ii) a £275 million scheme which will provide funding to eligible bodies to help them incentivise SME banking customers within the business previously known as Williams & Glyn to switch their business current accounts and loans to the eligible bodies (the “Incentivised Switching Scheme”). RBS has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the Incentivised Switching Scheme.  In addition, under the terms of the Alternative Remedies Package, should the uptake within the Incentivised Switching Scheme not be sufficient, RBS may be required to make a further contribution, capped at £50 million. An independent body (the “Independent Body”) is being established to facilitate and oversee the delivery of the Alternative Remedies Package, including the distribution of the funds from the Capability and Innovation Fund and the implementation of the Incentivised Switching Scheme.

The Revised State Aid Commitment Deed provides that RBS will comply or procure compliance with certain measures and behavioural commitments. RBS agreed to do all acts and take all measures to ensure HM Treasury’s compliance with its obligations under any EC decision approving State Aid to RBS, including under the Alternative Remedies Package.

The Revised State Aid Commitment Deed also provides that if the EC adopts a decision that the UK Government must recover any State Aid (a “Repayment Decision”) and the recovery order of the Repayment Decision has not been annulled or suspended by the General Court or the European Court of Justice, then RBS must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

Additional information

The Revised State Aid Commitment Deed also provides for RBS’s undertakings in respect of State Aid to be modified in certain limited circumstances. However, HM Treasury has undertaken that it will not, without the consent of RBS, agree modifications to RBS’s undertakings with respect to State Aid which are significantly more onerous to RBS than those granted in order to obtain the State Aid approval. Further details are provided in the Risk Factors.

In the context of the Alternative Remedies Package, RBS has also agreed to enter into separate indemnification arrangements with each of the Independent Body and HM Treasury, up to an amount of £320 million collectively to cover liabilities that may be incurred in implementing the Alternative Remedies Package.

State Aid Costs Reimbursement Deed

Under the 2009 State Aid Costs Reimbursement Deed, RBS has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval.

HMT and UKFI Relationship Deed

On 7 November 2014, in order to comply with an amendment to the UK Listing Rules, the company entered into a Relationship Deed with HM Treasury and UK Financial Investments Limited in relation to the company’s obligations under the UK Listing Rules to put in place an agreement with any controlling shareholder (as defined for these purposes in the Listing Rules). The Relationship Deed covers the three independence provisions mandated by the Listing Rules: (i) that contracts between the company and HM Treasury (or any of its subsidiaries) will be arm’s length and normal commercial arrangements, (ii) that neither HM Treasury nor any of its associates will take any action that would have the effect of preventing the company from complying with its obligations under the Listing Rules; and (iii) neither HM Treasury nor any of its associates will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules.

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

Fees payable by the depository to the issuer

Fees incurred in past annual Period

From 1 January 2017 to 31 December 2017, the company received from the depository $300,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Additional information

Risk factors

Set out below are certain risk factors that could adversely affect the Group’s future results, its financial condition and prospects and cause them to be materially different from what is expected. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects

The Group’s operations remain diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. The Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the Group’s view, the most significant legal and regulatory actions to which the Group is currently exposed. However, the Group is also subject to a number of additional claims, proceedings and investigations, the adverse resolution of which may also have a material adverse impact on the Group and which include ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, sanctions, antitrust and various other compliance issues. See ‘Litigation, investigations and reviews’ of Note 31 on the consolidated accounts on pages 304 to 316 for details for these matters. The Group continues to cooperate with governmental and regulatory authorities in relation to ongoing informal and formal inquiries or investigations regarding these and other matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. It is expected that the Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term.

RMBS

In the US, ongoing matters include certain matters relating to legacy RMBS activities including investigations by the US Department of Justice (DOJ) and several state attorneys general and various civil claims. A further provision of $650 million (£492 million) was recorded by the Group in Q4 2017 in relation to RBS’s various RMBS investigations and litigation matters, taking the total charge for the year to $971 million (£714 million). The total aggregate provision at 31 December 2017 was $4.4 billion (£3.2 billion).

The duration and outcome of the DOJ’s investigations and other RMBS matters remain uncertain, including in respect of whether settlements for all or any such matters may be reached and any timing thereof. Further substantial provisions and costs may be recognised.

Global Restructuring Group

As announced on 8 November 2016, the Group has taken steps, including automatic refunds of certain complex fees and a complaints process, overseen by an independent third party for small and medium entity (SME) customers in the UK and the Republic of Ireland that were in its Global Restructuring Group (GRG) between 2008 and 2013. This complaints review process and the automatic refund of complex fees was developed with the involvement of the Financial Conduct Authority (FCA). The Group booked a provision of £400 million in Q4 2016, based on its estimates of the costs associated with the complaints review process and the automatic refund of complex fees for SME customers in GRG. On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person’s report which stated that, further to the general investigation announced in November 2016, the FCA had decided to carry out a more focused investigation.  The FCA published its final summary of the Skilled Person’s report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report on 20 February 2018. The FCA investigation is ongoing and fines or additional redress commitments may be accepted by or imposed upon the Group as a result of this or any subsequent investigation or enquiry, notwithstanding the steps the Group has already taken.

Payment protection insurance

To date, the Group has booked provisions totaling £5.1 billion with respect to payment protection insurance (PPI), including an additional provision of £175 million in 2017. Of the £5.1 billion cumulative provision, £4.0 billion had been utilised by 31 December 2017. In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement (17/3)) came into force. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. RBS is implementing the Policy Statement. The number of claims received and the cost of the redress of such claims may materially exceed the Group’s estimates and may entail additional material provisions and reputational harm.

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

Additional information

Risk factors continued

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

The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.

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

Part of the focus of this transformation programme is to downsize and simplify the Group, reduce underlying costs and strengthen its overall capital position. The transformation programme also aims to improve customer experience and employee engagement, update the Group’s operational and technological capabilities, strengthen governance and control frameworks and better position the Group to operate in compliance with the UK ring-fencing regime by 1 January 2019. Together, these initiatives are referred to as the Group’s ‘transformation programme’.

This transformation programme including the restructuring of its NatWest Markets franchise, is being completed at the same time as the Group is going through a period of very significant structural reform to implement the requirements of the UK ring-fencing regime and the requirements of the bank recovery and resolution framework. Alongside changes to help make the Group resolvable (specifically, regulatory requirements to ensure operational continuity in resolution), ring-fencing also requires significant changes in how services are delivered between legal entities within the Group. It is complex and entails significant costs and operational, legal and execution risks.

See ‘Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the Group’s business. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group’s other ongoing restructuring efforts.’  The Group is concurrently seeking to implement the Alternative Remedies Package. See ‘The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the Group’s operations.’

Due to changes in the macro-economic and political and regulatory environment in which it operates, in particular as a result of the UK’s exit from the EU (Brexit), the Group has been required to reconsider certain aspects of its current restructuring and transformation programme. In anticipation of Brexit the Group has announced that it will be re-purposing its Dutch subsidiary, The Royal Bank of Scotland N.V. (‘RBS N.V.’) for the NatWest Market franchise’s European business and further structural changes to Group’s Western European operations may also be required, including in response to proposed changes to the European prudential regulatory framework for banks and investment banks. These proposals may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU and may apply to the Group once the UK has formally exited the EU. The ability of the RBS Group to successfully re-purpose and utilise RBS N.V. as the platform for the NatWest Market franchise’s European business following Brexit is subject to numerous uncertainties, including those relating to Brexit negotiations. See ‘The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union which could adversely impact the Group’s business, results of operations, financial condition and prospects.’

One proposal made by the European Commission would impose a requirement for any bank established outside the EU which has an asset base within the EU exceeding a certain size and has two or more institutions within the EU, to establish a single intermediate parent undertaking (‘IPU’) in the European Union, under which all EU entities within that group will operate.  The Group is currently taking steps to plan for how these proposals, if adopted as currently proposed, may impact the Group and its current plans to implement the UK ring-fencing regime (which will come into force on 1 January 2019 ahead of any IPU being required). The impact of these proposals could be material given the expectation that banking entities both inside the ring-fence and outside of it would continue to carry out operations in the EU. This could result in organisational complexity, could require material additional capital requirements and could have adverse tax implications.

The scale and scope of the changes currently being implemented present material operational, people and financial risks to the Group.

Additional information

Risk factors continued

The Group’s transformation programme and structural reform agenda comprise a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of such actions and initiatives is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the Group’s control. Furthermore it requires the implementation and application of robust governance and controls frameworks and there is no guarantee that the Group will be successful in doing so. The planning and execution of the various restructuring and transformation activities is disruptive and will continue to divert management resources from the conduct of the Group’s operations and development of its business. Any additional restructuring or transformation of the Group’s activities would increase these risks and could result in further material restructuring or transformation costs, jeopardise the delivery and implementation of a number of other significant change projects, impact the Group’s product offering or business model or adversely impact the Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on the Group’s results of operations, financial condition and prospects.

There can be no certainty that the Group will be able to successfully complete its transformation programme and programmes for mandatory structural reform nor that the restructured Group will be a viable, competitive or profitable banking business.

The Group’s ability to meet the targets and expectations which accompany the Group’s transformation programme, including with respect to its cost reduction programme and its return to profitability and the timing thereof, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.

As part of its transformation programme, a number of financial, capital, operational and diversity targets and expectations have been set by management for the Group, both for the short term and throughout the transformation and restructuring period. These include (but are not limited to) expectations relating to the Group’s return to profitability and the timing thereof, one-off costs incurred in connection with material litigation and conduct matters and the timing thereof, expected growth rates in income, customer loans and advances and volumes and underlying drivers and trends, cost:income ratio targets, expectations with respect to reductions in operating costs, including remediation costs, expectations relating to restructuring or transformation costs and charges as well as impairment charges, disposal losses, CET1 ratio targets and expectations regarding funding plans and requirements, expectations with respect to reductions in risk-weighted assets and the timing thereof, expectations with respect to employee engagement and diversity and environmental targets.

The successful implementation of the Group’s transformation programme and the Group’s ability to meet associated targets and expectations, are subject to various internal and external factors and risks, including those described in this risk factor, the other risk factors included in this section and the disclosure included in the rest of this document.

These include, but are not limited to, market, regulatory, economic and political uncertainties, developments relating to litigation, governmental actions and investigations and regulatory matters, operational risks, risks relating to the Group’s business model and strategy and delays or difficulties in implementing its transformation programme, including the restructuring and funding of its NatWest Markets franchise, the implementation of the UK ring-fencing regime, and compliance with the Group’s Alternative Remedies Package obligations. A number of factors may impact the Group’s ability to maintain its current CET1 ratio target at 13% throughout the restructuring period, including conduct related costs, pension or legacy charges, accounting impairments, including as a result of the implementation of IFRS 9, or limited organic capital generation through profits. In addition, the run-down of risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment.

The Group’s ability to meet its cost:income ratio target and the planned reductions in its annual underlying costs (excluding restructuring and conduct-related charges) may also be impacted. In 2017, the Group’s costs on an unadjusted basis take into account restructuring costs of £1,565 million, including costs relating Williams & Glyn  and property exit costs of £221 million and £293 million, respectively, as well as litigation and conduct costs of £1,285 million. Such costs may vary considerably from year to year and may impact the Group’s ability to maintain its 2020 cost reduction targets, and the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the Group’s long-term product offering or competitive position.

More generally, the targets and expectations which accompany the Group’s transformation programme are based on management plans, projections and models and are subject to a number of key assumptions and judgments any of which may prove to be inaccurate. Among others, the targets and expectations set as part of the Group’s transformation programme assume that the Group will be successful in implementing its business model and strategy, in executing its transformation programme and reducing the complexity of its business and infrastructure at the same time that it will be implementing significant structural changes to comply with the regulatory environment and that it will implement and maintain a robust control environment and effective culture, including with respect to risk management.

In addition, the plans to deliver a UK ring-fencing compliant structure across franchises and functions may impact the Group’s concurrent transformation programme, which could result in delays to the transformation programme portfolio deliveries which in turn could result in delayed benefits therefrom. See ‘The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.’

Additional information

Risk factors continued

As a result, there can be no certainty that the implementation of the Group’s transformation programme will prove to be a successful strategy, that the Group will meet its targets and expectations during the restructuring period or that the restructured Group will be a viable, competitive or profitable banking business.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the Group’s business. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group’s other ongoing restructuring efforts.

The requirement for large UK banks taking deposits to ‘ring-fence’ retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the ‘Banking Reform Act 2013’) and adopted through secondary legislation (the ‘UK ring-fencing regime’). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See ‘The Group and its subsidiaries are subject to an evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.’

By the end of 2018, the Group intends to have placed the majority of its UK banking business in ring-fenced banking entities organised as a sub-group (‘RFB’) under an intermediate holding company named NatWest Holdings Limited, which will ultimately be a direct subsidiary of RBSG and will own National Westminster Bank Plc, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank). As a result, National Westminster Bank Plc will no longer be a subsidiary of the current The Royal Bank of Scotland plc (‘RBS plc’). The current RBS plc and the RBS International businesses will sit outside the RFB.

As part of this restructuring, the majority of existing personal, private, business and commercial customers of RBS plc is expected to be transferred to the RFB during the second quarter of 2018, specifically to Adam & Company PLC (to be renamed The Royal Bank of Scotland plc).  Certain assets and liabilities (including the covered bond programme, certain hedging positions and parts of the liquid asset portfolio) will also be transferred to National Westminster Bank Plc.  At the same time, RBS plc (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NatWest Markets franchise which was initiated in December 2016, and will continue to operate the NatWest Markets franchise as a direct subsidiary of RBSG.  The transfer, as described above, will be effected principally by utilising a legal scheme entitled a ‘Ring-Fencing Transfer Scheme’ under Part VII of the Financial Services and Markets Act 2000.  The implementation of such a scheme is subject to, amongst other considerations, regulatory approval and the sanction of the Court of Session in Scotland, Edinburgh (the ‘Court’). A hearing to seek the Court’s approval of the scheme is expected to be held on 22 March 2018.

The approval of the scheme by the Prudential Regulation Authority (‘PRA’) is expected to be confirmed shortly before that hearing date.  If the scheme is duly approved by the Court at the hearing expected to be held on 22 March 2018, it is expected that the scheme will be implemented with effect from 30 April 2018 or any later date which the Group may agree with the PRA and the Financial Conduct Authority (‘FCA’).  It remains possible that the court process described above may result in amendments being required to be made to the Group’s current plan and that this may result in delays in the implementation of the UK ring-fencing compliant structure, additional costs and/or changes to the Group’s business.

In addition, during the second half of 2018, it is proposed that NatWest Holdings Limited, being the parent of the future ring-fenced sub-group (which together with other entities is intended to include National Westminster Bank Plc, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC), will become a direct subsidiary of  RBSG.  This is expected to occur through a capital reduction of The Royal Bank of Scotland plc (to be renamed NatWest Markets Plc), which will be satisfied by the transfer of the shares in NatWest Holdings Limited currently held by of The Royal Bank of Scotland plc to RBSG, which will occur via a further and separate court process, which is subject to the relevant Court and regulatory approvals.  It is possible that the court process described above may result in amendments being required to be made to the Group’s current plan and that this may result in delays in the implementation of the UK ring-fencing compliant structure, additional costs and/or changes to the Group’s business.

During the course of 2018, it is proposed that the Group will seek to implement a second, smaller ring-fencing transfer scheme as part of its strategy to implement its future ring-fencing compliant structure, which is proposed to transfer certain assets from National Westminster Bank Plc to The Royal Bank of Scotland plc (by then renamed to NatWest Markets Plc).  Such a scheme would be subject to the same reviews and approvals as described above in connection with the first scheme.

As a result of the implementation of the changes described above, there will be a material impact on how the Group conducts its business and will require a significant legal and organisational restructuring of the Group and the transfer of large numbers of assets, liabilities, obligations, customers and employees between legal entities and the realignment of employees within the Group.

The Group’s final ring-fenced legal structure and the actions being taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals. In particular, transfers of assets and liabilities by way of a Ring-Fencing Transfer Scheme, as described above, must be reviewed and reported on by an Independent Skilled Person appointed by the Group with the prior approval of the PRA (having consulted with the FCA).  The reports of the Skilled Person are made public and form part of the court process described above.

The implementation of these changes involves a number of risks related to both the revised Group structure and also the process of transition to such new structure.

Additional information

Risk factors continued

Those risks include the following:

•                  As a result of ring-fencing, certain customers will be moved to the RFB and certain customers will be required to deal with both the RFB and other Group entities outside the RFB to obtain the full range of products and services or to take any affirmative steps in connection with the reorganisation. The Group is unable to predict how some customers may react to these and other required changes.

•                  As part of the establishment of the RFB, the RFB will need to operate independently from the other Group entities outside the RFB and as a result, amendments will need to be made to the Group’s existing corporate governance structure to ensure the RFB is independent from the other Group entities outside the RFB. This new structure, which will also require the approval of the PRA, may result in divergences between the various governance bodies within the Group and create operational challenges.

•                  In order to comply with the requirements of the UK ring-fencing regime, the Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing legislation and rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers which may involve associated execution risk and may result in increased costs. Arrangements between the RFB and other Group entities outside the RFB will also need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis. Any duplication of certain infrastructure or functions between the RFB and other Group entities outside the RFB that are required to comply with the UK ring-fencing legislation and rules and dis-synergies resulting therefrom may in turn result in additional costs and/or changes to the Group’s business and operations

•                  The implementation of the UK ring-fencing regime will significantly impact the management of the Group’s treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of the different entities on a standalone basis and may heighten the cost of capital and funding for the Group and its subsidiaries. The ability of bank entities outside the RFB to meet funding and capital prudential requirements may be dependent on obtaining an adequate credit rating. Once the UK ring-fencing regime is implemented, reliance on intragroup exemptions in relation to large exposures and liquidity will not be possible between the RFB and other Group entities and may result in risk-weighted assets inflation.

•                  From 2026 it will not be possible for the Group entities outside the RFB to participate in the same defined benefit pension scheme as RFB entities or their wholly-owned subsidiaries. As a result, it will be necessary to restructure the Group’s defined benefit pension scheme (including The Royal Bank of Scotland Group Pension Fund (‘Main scheme’)). This restructuring will be such that either the RFB or other Group outside the RFB leave the current scheme. The costs of separation may be material and may trigger certain legal and regulatory obligations including possibly increased contributions. Such restructuring may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation. See ‘The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.  In addition, the Group expects to make additional contributions to cover pension funding deficits if there are degraded economic conditions or if there is any devaluation in the asset portfolio held by the pension trustee.’

•                  The restructuring and planned transfers may also result in accounting consequences for the Group. Although a number of transfers will be made at book value between fully owned Group entities, certain transfers will be made at fair value which may result in a profit or loss being recognised by Group entities. In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

•                  In addition, the proposed transfers may have tax costs, or may impact the tax attributes of the RFB or other Group entities outside the RFB and the ability to transfer tax losses.

The steps required to implement the UK ring-fencing regime within the Group to comply with the relevant rules and regulations are complex and require an extended period of time to plan, execute and implement and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group’s other ongoing restructuring efforts. External or internal factors including new and developing legal requirements relating to the regulatory framework for the banking industry and the evolving regulatory and economic landscape resulting from Brexit, as well as further political developments or changes to the Group’s current strategy, may require the Group to further restructure its operations (including certain operations in the UK and Western Europe) and may in turn require further changes to be made to the Group’s ring-fencing plans (including the planned structure of the Group post implementation).

Additional information

Risk factors continued

The completion of ring-fencing will substantially reconfigure the way RBSG holds its businesses and the legal entities within the Group. There is no certainty that the Group will be able to complete the legal restructuring and migration of customers’ assets and liabilities by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain.

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

The vulnerabilities of the Group’s IT systems are in part due to their complexity, which is attributable to overlapping multiple dated systems that result from the Group’s historical acquisitions and insufficient investment prior to 2013 to keep the IT applications and infrastructure up-to-date. Within a complex IT estate, the risk of disruption due to end-of-life hardware and software may create challenges in recovering from system breakdowns. In 2017, the Group made progress to remediate or replace out of date systems, reducing the overall risk of disruption. However, some risk remains, and will require continued focus and investment on an on-going basis to limit any IT failures which may adversely affect the Group’s relationship with its customers and its reputation, and which may also lead to regulatory investigations and redress.

The Group’s regulators in the UK, continue to actively monitor progress being made by banks in the UK to modernise, manage and secure their IT infrastructure and environment, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the Group’s ability to provide service to its customers, which could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the Group operates.

In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group’s reputation, business and brands, which could undermine its ability to attract and keep customers.

The Group is currently implementing a number of complex change initiatives, including its transformation programme, the UK ring-fencing regime and the restructuring of the NatWest Markets franchise.  A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the Group’s IT infrastructure or loss or publication of confidential customer data and in turn could cause long-term damage to the Group’s reputation, brands, results of operations and financial position.

In addition, recent or future regulatory changes, such as the EU General Data Protection Regulation and the CMA’s Open Banking standard, increase the risks relating to the Group’s ability to comply with rules that impact its IT infrastructure. Any non-compliance with such regulations could result in regulatory proceedings or the imposition of fines or penalties and consequently could have a material adverse effect on the Group’s business, reputation, financial condition and future prospects.

The Group has made, and will continue to make, considerable investments in its IT systems and technology to further simplify, upgrade and improve its capabilities to make them more cost-effective and improve controls, procedures, strengthen cyber security defences, enhance the digital services provided to its bank customers and improve its competitive position, which is also designed to reduce the potential for system failures which adversely affect its relationship with its customers and reputation, which may lead to regulatory investigations and redress. However, the Group’s current focus on cost-saving measures, as part of its transformation programme, may impact the resources available to implement further improvements to the Group IT infrastructure and technology or limit the resources available for investments in technological developments and/or innovation. Should such investment and rationalisation initiatives fail to achieve the expected results, or prove to be insufficient, it could have a material adverse impact on the Group’s operations, its ability to retain or grow its customer business or its competitive position and could negatively impact the Group’s financial position.

The Group is exposed to cyberattacks and a failure to prevent or defend against such attacks and provide, as appropriate, notification of them, could have a material adverse effect on the Group’s operations, results of operations or reputation.

The Group is subject to regular cybersecurity attacks and related threats, which have targeted financial institutions, corporates, governments and other institutions across all industries. The Group is increasingly reliant on technology which is vulnerable to attacks, and these attacks continue to increase in frequency, sophistication and severity and could have a material adverse effect on the Group’s operations, customers and reputation. The Group relies on the effectiveness of its internal policies, controls, procedures and capabilities to protect the confidentiality, integrity and availability of information held on its computer systems, networks and devices, and also on the computer systems, networks and devices of third parties with whom the Group interacts.

Additional information

Risk factors continued

The Group takes appropriate measures to prevent, detect and minimise attacks that could disrupt the delivery of critical business processes to its customers. Because financial institutions such as the Group operate with complex legacy infrastructure, they may be even more susceptible to attack due to the increased number of potential entry points and weaknesses. In addition, the increasing sophistication of cyber criminals may increase the risk of a security breach of the Group’s systems and as security threats continue to evolve the Group’s may be required to invest additional resources to modify the security of its systems, which could have a material adverse effect on the Group’s  results of operations.

Failure to protect the Group’s operations from cyberattacks or to continuously review and update current processes and controls in response to new or existing threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the Group’s customers and staff. The Group’s systems, and those of third parties suppliers, are often subject to cyberattacks which have to date been immaterial to the Group’s operations. In 2017, the Group experienced 11 distributed denial of service (DDOS) attacks against customer-facing websites, one of which caused minimal customer impacts for a short period of time. This represents a decrease from 26 attacks against the Group in 2016, but a recent surge of activity in the fourth quarter of 2017 points towards an increasing trend of such attacks into 2018.  The Group’s DDOS mitigation controls have recently been strengthened and will continue to be strengthened further in 2018. However, there can be no assurance that those and the Group’s other strategies to defend against cyberattacks, including future DDOS attacks, will be successful and avoid the potential adverse effects of cyberattacks on the Group.

The Bank of England, the FCA and HM Treasury in the UK and regulators in the US and in Europe continue to recognise cybersecurity as a systemic risk to the financial sector and have highlighted the need for financial institutions to improve resilience to cyberattacks and provide timely notification of them, as appropriate. The Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The Group continues to participate in initiatives led by the Bank of England and other regulators designed to share best practice and to test how major firms respond to significant cyberattacks. The outputs of this collaboration along with other regulatory and industry-led initiatives are continually incorporated into the Group’s on-going IT priorities and improvement measures. However, the Group continues to expect to be targeted regularly in the future but there can be no certainty that the Group will not be materially impacted by a future attack.

Any failure in the Group’s cybersecurity policies, procedures or controls, could lead to the Group suffering financial losses, reputational damage, a loss of customers, additional costs (including costs of notification of consumers, credit monitoring or card reissuance), regulatory investigations or sanctions being imposed and could have a material adverse effect on the Group’s results of operations, financial condition or future prospects.

The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union which could adversely impact the Group’s business, results of operations, financial condition and prospects.

In a referendum held in the UK on 23 June 2016 (the ‘EU Referendum’), a majority voted for the UK to leave the European Union (‘EU’). On 29 March 2017 the UK Government triggered the exit process contemplated under Article 50 of the Treaty on European Union. This provides for a maximum two year period of negotiation to determine the terms of Brexit and set the framework for the UK’s new relationship with the EU. After this period its EU membership and all associated treaties will cease to apply, unless some form of transitional agreement encompassing those associated treaties is agreed or there is unanimous agreement by the European Council with the UK to extend the negotiation period defined under Article 50. There is no certainty that negotiations relating to the terms of the UK’s relationship with the EU will be completed within the two-year period designated by Article 50. Such negotiations may well extend beyond 29 March 2019, into any transitional period, the terms and duration of which are currently uncertain. Furthermore, the government has introduced the European Union (Withdrawal) Bill (the ‘Withdrawal Bill’) to the UK Parliament, which aims to repeal the European Communities Act of 1972 and to transpose EU law relevant to the UK into national law upon the UK’s exit from the EU. However, the precise terms of the Withdrawal Bill, if enacted by the UK Parliament, are uncertain and it remains unclear how the Withdrawal Bill will impact the legal and regulatory landscape in the UK after it becomes effective. In addition, it is possible (although of low likelihood) that a disorderly termination of the Article 50 process could occur, resulting in the UK leaving the EU before 29 March 2019. The consequences of such an early termination of the Article 50 process are uncertain and adverse impacts could crystallise rapidly should this occur.

This prevailing uncertainty relates to the timing of Brexit, as well as to the negotiation and form of the UK’s relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships with both the EU and other counterparties could impact the Group’s financial condition, results of operations and prospects. The direct and indirect effects of Brexit are expected to affect many aspects of the Group’s business and operating environment, including as described elsewhere in these risk factors, and may be material.

The longer term effects of Brexit on the Group’s operating environment are difficult to predict, and subject to wider global macro-economic trends and events, but may significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy. Until the bilateral and multilateral trading and economic relationships between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled, the longer-term effects of this uncertainty are likely to endure and their severity increase in the absence of such agreements.

Additional information

Risk factors continued

There is related uncertainty as to the respective legal and regulatory arrangements under which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. The Group and its counterparties may no longer be able to rely on the EU passporting framework for financial services and could be required to apply for authorisation in multiple jurisdictions in the EU. The cost and timing of that authorisation process is uncertain.  The Group has already announced plans to re-purpose its Dutch banking subsidiary, RBS N.V., to conduct the NatWest Market franchise’s European business and further changes to the Group’s business operations may be required. The Group is also monitoring proposed amendments to the prudential framework for non-EU banks operating within in the EU.

These and any other restructuring or commercial actions as well as new or amended rules, could have a significant impact on the Group’s operations and/or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and as a result adversely impact the Group’s profitability, business model and product offering. These impacts would potentially be greater in the event of a disorderly termination of the Article 50 process and early Brexit. See ‘The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.’

The Group faces additional political uncertainty as to how the Scottish parliamentary process may impact the negotiations relating to Brexit.  RBSG, RBS plc and one of the future post ring-fencing principal operating companies, Adam & Company PLC, are all headquartered and incorporated in Scotland.  Any changes to Scotland’s relationship with the UK or the EU (as an  indirect result of Brexit or other developments) would impact the environment in which the Group and its subsidiaries operate, and may require further changes to be made to the Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes and as a result could adversely impact the Group.

The Group is currently subject to increased political risks as a result of the UK Government’s majority ownership stake in the Group. The UK Government in its November 2017 Autumn Budget indicated its intention to recommence the process for the privatisation of RBSG before the end of 2018-2019, although there can be no certainty as to the commencement of any sell-downs or the timing or extent thereof. (See ‘HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group and any further offer or sale of its interests may affect the price of securities issued by the Group.’) Were there to be a change of UK government as a result of a general election, the Group may face new risks as a result of a change in government policy.  In its 2017 manifesto, for example, the Labour Party announced its intention to launch a consultation on breaking up the Group to create new local public banks.

In addition to the political risks described above, the Group remains exposed to risks arising out of geopolitical events, such as the imposition of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels.   Furthermore, unfavourable domestic or international political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by the UK and other governments could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.  In addition, the Group expects to make additional contributions to cover pension funding deficits if there are degraded economic conditions or if there is any devaluation in the asset portfolio held by the pension trustee.

The Group maintains a number of defined benefit pension schemes for certain former and current employees. The UK ring-fencing regime will require significant changes to the structure of the Group’s existing defined benefit pension schemes because, from 2026 it will not be possible for Group entities outside the RFB to participate in the same defined benefit pension scheme as RFB entities or their wholly-owned subsidiaries. As a result, RFB cannot be liable for debts to pension schemes that might arise as a result of the failure of an entity that is not a RFB entity or wholly owned subsidiary thereof after 1 January 2026. The restructuring of the Group and its defined benefit pension scheme to implement the UK ring-fencing regime could also affect assessments of the Group’s pension scheme deficits or result in the pension scheme trustees considering that the employer covenant has been weakened and result in further additional material contributions being required.

The Group is developing a strategy to meet these requirements. This will require the agreement of the pension scheme trustee. The Group’s intention is for the Main scheme to be supported by the RFB. Discussions with the pension scheme trustee are ongoing and will be influenced by the Group’s overall ring-fence strategy and its pension funding and investment strategies.

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

Pension risk also includes the risk that the assets of the Group’s various defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to address deficits that may emerge.

Additional information

Risk factors continued

Risk arises from the schemes because the value of the asset portfolios may be less than expected, or may have reduced in value relative to the pension liabilities it supports, and because there may be greater than expected increases in the estimated value of the schemes’ liabilities and additional future contributions to the schemes may be required. Pension regulations may also change in a manner adverse to the Group.

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

The last triennial valuation of the Main scheme, had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in the first quarter of 2016.

The next triennial period valuation will take place in the fourth quarter of 2018 and the Main scheme pension trustee agreed that it would not seek a new valuation prior to that date, except where a material change arises. The 2018 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits. Notwithstanding the 2016 accelerated payment and any additional contributions that may be required beforehand as a result of a material change, the Group expects to have to agree to additional contributions, over and above the existing committed past service contributions, as a result of the next triennial valuation. Under current legislation, such agreement would need to be reached no later than the first quarter of 2020. The cost of such additional contributions could be material and any additional contributions that are committed to the Main scheme following new actuarial valuations would trigger the recognition of a significant additional liability on the Group’s balance sheet and/or an increase in any pension surplus derecognised, which in turn could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Pension risk and changes to the Group’s funding of its pension schemes may have a significant impact on the Group’s regulatory capital position or its capital plan.

The Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net pension assets are deducted from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the Group being required to carry a capital add-on to absorb stress on the pension fund; and finally, the risk of additional contributions to the Group’s pension fund and investment risk associated with the pension fund is taken into account in the Group’s capital plan and include additions to its capital management buffer to cater for certain pension related stress scenarios.

The Group believes that the accelerated payment to the Group’s Main scheme pension fund made in the first quarter of 2016 improved the Group’s capital planning and resilience through the period to 2019 and provided the Main scheme pension trustee with more flexibility over its investment strategy. This payment has resulted in a reduction in prevailing Pillar 2A add-on. However, subsequent contributions required in connection with the 2018 triennial valuation, or otherwise, may adversely impact the Group’s capital position.

As the Group is unable to recognise any accounting surplus due to constraints under IFRIC14, any contributions made which increase the accounting surplus, or contributions committed to which would increase the accounting surplus when paid, would have a corresponding negative impact on the Group’s capital position.

As a result, if any of these assumptions prove inaccurate, or if the Group does not hold adequate capital in its management buffer to cover market risk in the pension fund in a stressed scenario, the Group’s capital position may significantly deteriorate and fall below the minimum capital requirements applicable to the Group or Group entities, and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the Group’s results of operations, financial prospects or reputation.

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

Additional information

Risk factors continued

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

These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the Open Banking initiative and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group’s ability to develop such services has become increasingly important to retaining and growing the Group’s customer business in the UK.

There can be no certainty that the Group’s investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group’s current or future competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers. Furthermore, the Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient, especially given the Group’s focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group’s offering of innovative products and its competitive position. The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.

For example, companies in the financial services industry are increasingly using artificial intelligence and/or automated processes to enhance their output and performance.  As part of this broader trend, the Group is in the early stages of automating certain of its solutions and interactions within its customer-facing businesses. Such developments may result in unintended consequences or conduct risk for the Group if such new processes, including the algorithms used, are not carefully tested and integrated into the Group’s current solutions. In addition to such reputational risks, the development of automated solutions will require investment in technology and will likely result in increased costs for the Group.

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

Operational risks are inherent in the Group’s businesses and these risks are heightened as the Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime and implementation of the Alternative Remedies Package against the backdrop of legal and regulatory changes.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The Group has complex and diverse operations and operational risks or losses can result from a number of internal or external factors, including:

•                   internal and external fraud and theft from the Group, including cybercrime;

•                   compromise of the confidentiality, integrity, or availability of the Group’s data, systems and services;

•                   failure to identify or maintain the Group’s key data within the limits of the Group’s agreed risk appetite;

•                   failure to provide adequate data, or the inability to correctly interpret poor quality data;

•                   failure of the Group’s technology services due to loss of data, systems or data centre failure as a result of the Group’s actions or those actions outside the Group’s control, or failure by third parties to restore services;

•                   failure to appropriately or accurately manage the Group’s operations, transactions or security;

•                   incorrect specification of models used by the Group or implementing or using such models incorrectly;

•                   failure to effectively design, execute or deliver the Group’s transformation programme;

Additional information

Risk factors continued

•                   failure to attract, retain or engage staff;

•                   insufficient resources to deliver change and business-as-usual activity;

•                   decreasing employee engagement or failure by the Group to embed new ways of working and values; or

•                   incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Operational risks are and will continue to be heightened as a result of the number of initiatives being concurrently implemented by the Group, in particular the implementation of its transformation programme, including its cost-reduction programme, the implementation of the UK ring-fencing regime and implementation of the Alternative Remedies Package. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is often highly correlated and dependent on the successful implementation of interdependent initiatives. These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of such risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its prudential regulatory requirements, or if it is deemed prudent to increase the amount of any management buffer that it requires.  Effective management of the Group’s capital is critical to its ability to operate its businesses, comply with its regulatory obligations, pursue its transformation programme and current strategies, resume dividend payments on its ordinary shares, maintain discretionary payments and pursue its strategic opportunities.

The Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. Adequate capital also gives the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK and European markets.

The Group currently targets a CET1 ratio at or above 13% throughout the period until completion of its restructuring. On a fully loaded basis, the Group’s CET1 ratio was 15.9% at 31 December 2017, compared with 13.4% at 31 December 2016.

The Group’s target capital ratio is based on its expected regulatory requirements and internal modelling, including stress scenarios. However, the Group’s ability to achieve such targets depends on a number of factors, including the implementation of its transformation programme and any of the factors described below.

A shortage of capital, which could in turn affect the Group’s capital ratio and ability to resume dividend payments, could arise from:

•                   a depletion of the Group’s capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments or accounting charges;

•                   reduced upstreaming of dividends from the Group’s subsidiaries as a result of the Bank of England’s approach to setting the minimum requirements for own funds and eligible liabilities (‘MREL’) within groups, requiring sub-groups to hold internal MREL resources sufficient to match both their own individual MREL as well as the internal MREL of the subsidiaries constituting the sub-group;

•                   an increase in the amount of capital that is required to meet the Group’s regulatory requirements, including as a result of changes to the actual level of risk faced by the Group, factors influencing the Group’s regulator’s determination of the firm-specific Pillar 2B buffer applicable to the Group (PRA buffer), changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes, or an increase in the Group’s view of any management buffer it needs, taking account of, for example, the capital levels or capital targets of the Group’s peer banks and criteria set by the credit rating agencies;

•                   the implementation of the Group’s transformation programme, including in response to implementation of the UK ring-fencing regime, certain intragroup funding arrangements will be limited and may no longer be permitted and the Group may need to increasingly manage funding and liquidity at an individual Group entity level, which could result in the Group being required to maintain higher levels of capital in order to meet the Group’s regulatory requirements than would otherwise be the case, as may be the case if the Bank of England were to identify impediments to the Group’s resolvability resulting from new funding and liquidity management strategies.

The Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals, natural attrition and other capital management initiatives.

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

Additional information

Risk factors continued

If the Group is determined to have a shortage of capital, including as a result of any of the circumstances described above, the Group may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive or may result in the Group being subject to regulatory interventions and sanctions. The Group’s regulators may also request that the Group carry out certain capital management actions or, in an extreme scenario, this may also trigger the implementation of its recovery plans. Such actions may, in turn, affect, among other things, the Group’s product offering, ability to operate its businesses, comply with its regulatory obligations, pursue its transformation programme and current strategies, resume dividend payments on its ordinary shares, maintain discretionary payments on capital instruments and pursue strategic opportunities, affecting the underlying profitability of the Group and future growth potential.

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

RBSG and the Group entities’ ability to meet their obligations, including funding commitments, depends on their ability to access sources of liquidity and funding.  If the Group or any Group entity is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or it may result in higher funding costs which may impact the Group’s margins and profitability.

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

The Group’s funding may also be impacted at the Group entity level as a result of ongoing restructuring efforts and strategy planning, including in response to implementation of the UK ring-fencing regime, planning around Brexit and the implementation of the Alternative Remedies Package, amongst others. For example, where the Group’s funding strategy depends on intragroup funding arrangements between Group entities, as a result of the implementation of the UK ring-fencing regime, such arrangements will be limited and may no longer be permitted if they are provided between RFB and entities outside the RFB and, as a result, the cost of funding may increase for certain Group entities, which will be required to manage their own funding and liquidity strategy.

As a result of these and other restructuring changes that could result in the Group’s need to manage funding and liquidity at an individual entity level, the Group may be required to maintain higher levels of funding and liquidity than would otherwise be the case.

The Group relies on retail and wholesale deposits to meet a considerable portion of its funding. The level of deposits may fluctuate due to factors outside the Group’s control, such as a loss of confidence (including in individual Group entities), increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time.

An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs. Increases in the cost of retail deposit funding may impact the Group’s margins and profitability.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Rules currently proposed by the Financial Stability Board (‘FSB’) and in the EU in relation to the implementation of total loss-absorbing capacity (‘TLAC’) and MREL may also limit the ability of certain large financial institutions to hold debt instruments issued by other large financial institutions. The ability of the Bank of England to resolve the Group in an orderly manner may also increase investors’ perception of risk and hence affect the availability and cost of funding for the Group. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending or may restrict the Group’s access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

The implementation of the UK ring-fencing regime may impact the Group’s funding strategy and the cost of funding may increase for certain Group entities which will be required to manage their own funding and liquidity strategy, in particular those entities outside the ring-fence which will no longer be able to rely on retail deposit funding.

In addition, the Group is subject to certain regulatory requirements with respect to liquidity coverage, including a liquidity coverage ratio set by the PRA in the UK. This requirement was phased in at 90% from 1 January 2017 and increased to 100% in January 2018 (as required by the Capital Requirements Regulation). The PRA may also impose additional liquidity requirements to reflect risks not captured in the leverage coverage ratio by way of Pillar 2 add-ons, which may increase and/or decrease from time to time and require the Group to obtain additional funding or diversify its sources of funding. Current proposals by the FSB and the European Commission also seek to introduce certain liquidity requirements for financial institutions, including the introduction of a net stable funding ratio (‘NSFR’).

Additional information

Risk factors continued

Under the European Commission November 2016 proposals, the NSFR would be calculated as the ratio of an institution’s available stable funding relative to the required stable funding it needs over a one-year horizon.

The NSFR would be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. If an institution’s NSFR were to fall below the 100% level, the institution would be required to take the measures laid down in the CRD IV Regulation for a timely restoration to the minimum level. Competent authorities would assess the reasons for non-compliance with the NSFR requirement before deciding on any potential supervisory measures. These proposals are currently being considered and negotiated among the European Commission, the European Parliament and the European Council and, in light of Brexit, there is considerable uncertainty as to the extent to which such rules will apply to the Group.

If the Group is unable to raise funds through deposits or in the capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the Group’s financial condition and results of operations.

Failure by the Group to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on its results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.

The Group is subject to extensive regulatory supervision in relation to the levels and quality of capital it is required to hold in connection with its business, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as CRD IV).

In addition, the Group is currently identified as a global systemically important bank (G-SIB) by FSB and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although the Group belongs to the last ‘bucket’ of the FSB G-SIB list and is therefore subject to the lowest level of additional loss-absorbing capacity requirements.

Under CRD IV, the Group is required to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (Pillar 1 requirement).

CRD IV also introduced a number of new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) that must be met with CET1 capital. The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5% which is currently set at 1.0%, with binding effect from 28 November 2018 by the FPC for UK banks) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (G-SIB Buffer) and the other systemically important institutions buffer, is referred to as the ‘combined buffer requirement’. These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the G-SIB Buffer.

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

In addition, national supervisory authorities may add extra capital requirements (the Pillar 2A requirements) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements. The Group’s current Pillar 2A requirement has been set by the PRA at an equivalent of 4.0% of risk-weighted assets.

The PRA has also introduced a firm-specific the PRA buffer, which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and is to be met with CET1 capital (in addition to any CET1 capital used to meet any Pillar 1 or Pillar 2A requirements). Where appropriate, the PRA may require an increase in an institution’s PRA buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of risk management and governance weaknesses, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement. The FPC and PRA have expressed concerns around potential systemic risk associated with recent increases in UK consumer lending and the impact of consumer credit losses on banks’ resilience in a stress scenario, which the PRA has indicated that it will consider when setting capital buffers for individual banks.

In addition to capital requirements and buffers, the regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions.

Additional information

Risk factors continued

These include a minimum leverage requirement of 3.25% which applies to major UK banks, as recalibrated in October 2017 in accordance with the FPC’s recommendation to the PRA. In addition, the UK leverage ratio framework provides for: (i) an additional leverage ratio to be met by G-SIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm’s capital G-SIB Buffer or systemic risk buffer and which is being phased in from 2016 (currently set at 0.75% from 1 January 2018) and (ii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm’s countercyclical capital buffer. Further changes may be made to the current leverage ratio framework as a result of future regulatory reforms, including FSB proposals and proposed amendments to the CRD IV proposed by the European Commission in November 2016.

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

On 7 December 2017, the Basel Committee on Banking Supervision published revised standards intended to finalise the Basel III post-crisis regulatory reforms. The revised standards include the following elements: (i) a revised standardised approach for credit risk, which will improve the robustness and risk sensitivity of the existing approach; (ii) revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited; (iii) revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardised approach; (iv) a revised standardised approach for operational risk, which will replace the existing standardised approaches and the advanced measurement approaches; (v) revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and (vi) an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardised approaches.

The revised Basel III standards will take effect from 1 January 2022 and will be phased in over five years. Although the revised Basel III standards must be implemented through legislation in the EU and UK, and precise estimates of their impact would be premature at this time, the revised standards may result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the Group, under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the Group’s Pillar 2A or PRA buffer requirements with respect to such exposures.

In the UK, the PRA also set revised expectations to the calculation of risk-weighted capital requirements in relation to residential mortgage portfolios which firms are expected to meet by the end of 2020. To this effect, firms should also submit amended models for regulatory approval.

Although the above provides an overview of the capital and leverage requirements currently applicable to the Group, such requirements are subject to ongoing amendments and revisions, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators. In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and the EU Bank Recovery and Resolution Directive ‘BRRD’. Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the Group or its subsidiaries. This uncertainty is compounded by Brexit which may result in further changes to the prudential and regulatory framework applicable to the Group.

If the Group is unable to raise the requisite amount of regulatory capital (including loss absorbing capital in the form of MREL), or to otherwise meet regulatory capital and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, restrictions on distributions and it may be required to reduce further the amount of its risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

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

Additional information

Risk factors continued

Pursuant to Article 141 (Restrictions on distribution) of the CRD IV Directive, as transposed in the UK, institutions that fail to meet the ‘combined buffer requirement’ will be subject to restricted ‘discretionary payments’ (which are defined broadly by CRD IV as payments relating to CET1 instruments (dividends), variable remuneration and coupon payments on additional Tier 1 instruments). The resulting restrictions are scaled according to the extent of the breach of the ‘combined buffer requirement’ and calculated as a percentage of the profits of the institution since the last distribution of profits or ‘discretionary payment’ which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments.

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

The ability of the Group to meet the combined buffer requirement will be subject to the Group holding sufficient CET1 capital in excess of its minimum Pillar 1 and Pillar 2 capital requirements. In addition, the interaction of such restrictions on distributions with the capital requirements and buffers applicable to the Group remains uncertain in many respects while the relevant authorities in the EU and the UK consult on and develop their proposals and guidance on the application of the rules. In particular, the proposals published by the European Commission in November 2016 contain certain proposed amendments to Article 141, including to introduce a ‘stacking order’ in the calculation of the maximum distributable amount and establish certain priorities in the payments which could be made in the event the restrictions apply (with payments relating to additional Tier 1 instruments being required to be made before payments on CET1 instruments (dividends) or other discretionary payments). The treatment of MDA breaches under the European Commission proposals differ from the proposed consequences set out in the final PRA rules and may result in uncertainty in the application of these rules.

In addition to these rules and the requirement for PRA approval, in order to make distributions (including dividend payments) in the first place, RBSG is required to have sufficient distributable reserves available. Furthermore, coupon payments due on the additional Tier 1 instruments issued by RBSG must be cancelled in the event that RBSG has insufficient ‘distributable items’ as defined under CRD IV. Both distributable reserves and distributable items are largely impacted by the Group’s ability to generate and accumulate profits or conversely by material losses (including losses resulting from conduct related-costs, restructuring costs or impairments).

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

The Group may be required to recognise further impairments in the future if the outlook for its subsidiaries were to worsen. Whilst this level of distributable profits does not impact upon RBSG’s ability to pay coupons on existing securities, the Group implemented a capital reorganisation in 2017 in order to increase RBSG’s distributable reserves by approximately £30 billion, providing greater flexibility for potential future distributions and preference share redemptions (if any).

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

The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the Group’s operations.

On 18 September 2017, the Group received confirmation that an alternative remedies package announced on 26 July 2017 (‘Alternative Remedies Package’), regarding the business previously described as Williams & Glyn, had been formally approved by the European Commission (‘EC’) in the form proposed.

Additional information

Risk factors continued

The Alternative Remedies Package replaced the existing requirement to divest the business previously described as Williams & Glyn by 31 December 2017. The Alternative Remedies Package focuses on the following two remedies to promote competition in the market for banking services to small and medium-sized enterprises (‘SMEs’) in the UK: (i) a £425 million capability and innovation fund that will grant funding to a range of eligible competitors in the UK banking and financial technology sectors; and (ii) a £275 million incentivised switching scheme which will provide funding for eligible bodies to help them incentivise SME customers of the business previously described as Williams & Glyn to switch their primary accounts and loans from the Group paid in the form of ‘dowries’ to business current accounts at the receiving bank. The Group has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the incentivised switching scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the incentivised switching scheme not be sufficient, RBSG may be required to make a further contribution, capped at £50 million.

An independent body (‘Independent Body’) is in the process of being established to administer the Alternative Remedies Package. However, the implementation of the Alternative Remedies Package also entails additional costs for the Group, including but not limited to the funding commitments and financial incentives envisaged to be provided under the plan. Implementation of the Alternative Remedies Package could also divert resources from the Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body can require the Group to modify certain aspects of the Group’s execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body can extend the duration of the scheme by up to twelve months and can compel the Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the Group’s business.

As a direct consequence of the incentivised switching scheme, the Group will lose existing customers and deposits, which in turn will have adverse impacts on the Group’s business and associated revenues and margins. Furthermore, the capability and innovation fund is intended to benefit eligible competitors and negatively impact the Group’s competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the Group has also agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may result in reputational and financial exposure for the Group and impact customer service quality for RBS’s own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body.  The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage if these are not forthcoming.

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the Group’s operations, additional supervision by the Group’s regulators, and loss of investor or customer confidence, any of which could have a material adverse impact on the Group. Delays in execution may also impact the Group’s ability to carry out its transformation programme, including the implementation of cost saving initiatives and mandatory regulatory requirements. Such risks will increase in line with any delays.

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

In addition to the prudential requirements applicable under CRD IV, the BRRD introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and ‘eligible liabilities’ (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for MREL, designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors.

In November 2015, the FSB published a final term sheet setting out its TLAC standards for G-SIBs. The EBA was mandated to assess the implementation of MREL in the EU and the consistency of MREL with the final TLAC standards and published an interim report setting out the conclusions of its review in July 2016 and its final report in December 2016. On the basis of the EBA’s work and its own assessment of CRD IV and the BRRD, the European Commission published in November 2016 a comprehensive set of proposals, seeking to make certain amendments to the existing MREL framework. In particular, the proposals make a number of amendments to the MREL requirements under the BRRD, in part in order to transpose the FSB’s final TLAC term sheet.

The UK government is required to transpose the BRRD’s provisions relating to MREL into law through further secondary legislation. In November 2016, the Bank of England published its final rules setting out its approach to setting MREL for UK banks. These final rules (which were adopted on the basis of the current MREL framework in force in the EU) do not take into account the European Commission’s most recent proposals with respect to MREL and differ in a number of respects. In addition, rules relating to a number of specific issues under the framework remain to be implemented.   These include internal MREL requirements, in respect of which the FSB published guiding principles in July 2017.  The Bank of England published a consultation paper in October 2017 but has not yet published a final statement of policy on its approach to setting internal MREL.

The Bank of England has also stated that it expects to set out policy proposals for MREL cross-holdings and disclosure requirements once there is greater clarity as to the timing and final content of related EU proposals.

Additional information

Risk factors continued

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

Under the revised timeline, G-SIBs will be expected to (i) meet the minimum requirements set out in the FSB’s TLAC term sheet from 1 January 2019 (i.e. the higher of 16% of risk-weighted assets or 6% of leverage exposures), and (ii) meet the full MREL requirements to be phased in from 1 January 2020, with the full requirements applicable from 2 January 2022 (i.e. for G-SIBs two times Pillar 1 plus Pillar 2A or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures). MREL requirements are expected to be set on consolidated, sub-consolidated and individual bases, and are in addition to regulatory capital requirements (so that there can be no double counting of instruments qualifying for capital requirements).

For institutions, including the Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities must be issued by the resolution entity (i.e. the holding company for the Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities).  Under the single point of entry (SPE) resolution model that applies to the Group, losses that crystallise in the operating companies are passed up the chain to RBSG through the write down of the holding company’s investments in the equity and debt of its operating companies.  The probability of the external MREL investors being bailed-in will depend on the Group’s overall going-concern capital resources, the extent of any losses in the operating companies, and the extent to which those losses are passed up to the investing entity (recognising that some operating company liabilities, including obligations to pension schemes, are protected from bail-in).

The final rules set out a number of liabilities which cannot qualify as MREL and are therefore ‘excluded liabilities’. As a result, senior unsecured issuances by RBSG will need to be subordinated to the excluded liabilities described above. The proceeds from such issuances will be transferred to material operating subsidiaries (as identified using criteria set in the Bank of England’s final rules on internal MREL) in the form of capital or another form of subordinated claim.

In this way, MREL resources will be ‘structurally subordinated’ to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and - if necessary - for resolution to occur at the holding company level, without placing the operating companies into a resolution process.

The TLAC standard requires that the total amount of excluded liabilities on RBSG’s balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has adopted this criterion in its final rules.

If the Group were to fail to comply with this ‘clean balance sheet’ requirement, it could disqualify otherwise eligible liabilities from counting towards MREL and result in the Group breaching its MREL requirements. The purpose of internal MREL requirements is to provide for loss-absorbing capacity to be appropriately distributed within a banking group and to provide the mechanism by which losses can be transferred from operating companies to the resolution entity.

The Bank of England proposes to set internal MREL requirements above capital requirements for each ‘material subsidiary’ of a banking group.  The Bank of England will formally determine which entities within the group represent material subsidiaries, with reference to indicative criteria including such subsidiary’s contribution to the Group’s risk-weighted assets and operating income.  It will also set the internal MREL requirement, calibrated to be between 75% and 90% of the external MREL requirement that would otherwise apply to a material subsidiary were it a resolution entity in its own right. Such requirements must be met with internal MREL resources which are subordinated to the operating liabilities of the material subsidiary issuing them and must be capable of being written down or converted to equity via a contractual trigger.  These liabilities, issued to other group entities (typically the issuing entity’s immediate parent), must be priced on an arm’s-length basis.  The impact of these requirements on the Group, the cost of servicing these liabilities and the implications for the Group’s funding plans cannot be assessed with certainty until the Bank of England’s proposed internal MREL policy is finalised and final rules are published.

Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the Group to restructure its balance sheet and issue additional capital and other instruments compliant with the rules which may be costly whilst certain existing Tier 1 and Tier 2 securities and other senior, unsecured instruments issued by the Group will cease to count towards the Group’s loss-absorbing capacity for the purposes of meeting MREL/TLAC requirements. The Group’s resolution authority can impose an MREL requirement over and above the regulatory minima and potentially higher than the Group’s peers, if it has concerns regarding the resolvability of the Group. As a result, RBSG may be required to issue additional loss-absorbing instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments or may result in an increased risk of a breach of the Group’s combined buffer requirement, triggering the restrictions relating to the MDA described above. There remain some areas of uncertainty regarding the implementation of outstanding regulatory requirements within the UK, the EU and globally, and the final requirements to which the Group will be subject, and the Group may therefore need to revise its capital plan accordingly.

Additional information

Risk factors continued

The Group’s businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other global risks, including risks arising out of geopolitical events, and political developments and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group’s businesses and its customers and counterparties.

As part of its revised strategy, the Group has been refocusing its business in the UK, the ROI and Western Europe and, accordingly is more exposed to the economic conditions of the British economy as well as the Eurozone. In particular, the longer term effects of Brexit are difficult to predict and are subject to wider global macro-economic trends, but may include periods of financial market volatility and slower economic growth, in the UK in particular, but also in the ROI, Europe and the global economy, at least in the short to medium term. See ‘The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union which could adversely impact the Group’s business, results of operations, financial condition and prospects.’ and ‘The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.’

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: political instability, an extended period of low inflation and low interest rates, although monetary policy has begun the process of normalisation in some countries. The normalisation of monetary policy in the USA may affect some emerging market economies which may raise their domestic interest rates in order to avoid capital outflows, with negative effects on growth and trade. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, volatility in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies to which the Group is exposed or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility.

Any of the above developments could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets.

Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Any such developments may also adversely impact the financial position of the Group’s pension schemes, which may result in the Group being required to make additional contributions. See ‘The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime. In addition, the Group expects to make additional contributions to cover pension funding deficits if there are degraded economic conditions of if there is any devaluation in the asset portfolio held by the pension trustee.’

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other Member States from the EU, armed conflict, pandemics, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

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

At 31 December 2017, current exposure in the UK was £363.0 billion, in the US was £18.4 billion and in Western Europe (excluding the UK) was £60.0  billion); and within certain business sectors, namely personal and financial institutions (at 31 December 2016, personal lending amounted to £176.6 billion, and lending to banks and other financial institutions was £37.8 billion.

Provisions held on loans in default have decreased in recent years due to asset sales and the portfolio run-down in Ulster Bank Ireland DAC and the NatWest Markets franchise’s legacy portfolios. If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the Group may be required to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability.

Additional information

Risk factors continued

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

Credit quality has improved in certain of the Group’s core markets, in particular the UK and Ireland, as these economies have improved. However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In particular, developments relating to Brexit may adversely impact credit quality in the UK.

In addition, as the Group continues to implement its strategy and further reduces its scale and global footprint, the Group’s relative exposure to the UK and certain sectors and asset classes in the UK will continue to increase as its business becomes more concentrated in the UK as a result of the reduction in the number of jurisdictions outside of the UK in which it operates. The level of UK household indebtedness remains high and the ability of some households to service their debts could be challenged by a period of higher unemployment. Highly indebted households are particularly vulnerable to shocks, such as falls in incomes or increases in interest rates, which threaten their ability to service their debts.

In particular, in the UK, the Group is at risk from downturns in the UK economy and volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK residential property sector. In the UK commercial real estate market, activity has improved against 2016 but may be short-lived given continued political uncertainty and progress of negotiations relating to the form and timing of Brexit.  There is a risk of further adjustment given the reliance of the UK commercial real estate market in recent years on inflows of foreign capital and, in some segments, stretched property valuations. As a result, the continued house price weakness, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates, inflation or increased unemployment, could also lead to higher impairments on loans held by the Group being recognised.

The Group also remains exposed to certain counterparties operating in certain industries which have been under pressure in recent years and any further deterioration in the outlook the credit quality of these counterparties may require the Group to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability.

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

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the UK sovereign ratings.

The credit ratings of RBSG, RBS plc and other Group members directly affect the cost of funding and capital instruments issued by the Group, as well as secondary market liquidity in those instruments. The implementation of ring-fencing is expected to change the funding strategy of the Group as a result of the RFB and the entities outside of the RFB raising debt capital directly. A number of UK and other European financial institutions, including RBSG, RBS plc and other Group entities, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

Additional information

Risk factors continued

The senior unsecured long-term and short-term credit ratings of RBSG and RBS plc are investment grade by Moody’s, S&P and Fitch. The outlook for RBSG is currently stable for S&P, Fitch and Moody’s and the outlook for RBS plc is currently stable for S&P and Fitch and under review for downgrade for Moody’s.  This outlook is consistent with previous statements made by Moody’s that the implementation of the ring-fencing regime is likely to lead to downgrades in the ratings of RBS plc.

Rating agencies regularly review the RBSG and Group entity credit ratings and their ratings of long-term debt are based on a number of factors, including the Group’s financial strength as well as factors not within the Group’s control, such as political developments and conditions affecting the financial services industry generally.

In particular, the rating agencies may further review the RBSG and Group entity ratings as a result of the implementation of the UK ring-fencing regime, pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues, and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the form and timing of the UK’s exit from the EU.

A challenging macroeconomic environment, a delayed return to satisfactory profitability and greater market uncertainty could negatively impact the Group’s credit ratings and potentially lead to ratings downgrades which could adversely impact the Group’s ability and cost of funding. The Group’s ability to access capital markets on acceptable terms and hence its ability to raise the amount of capital and funding required to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the Group, could be affected.  See ‘Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the Group’s business. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group’s other ongoing restructuring efforts.’

Any reductions in the long-term or short-term credit ratings of RBSG or of certain of its subsidiaries (particularly RBS plc), including downgrades below investment grade, could adversely affect the Group’s issuance capacity in the financial markets, increase its funding and borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties willing to enter into transactions with the Group and its subsidiaries and adversely affect its competitive position, all of which could have a material adverse impact on the Group’s earnings, cash flow and financial condition.

As discussed above, the success of the implementation of the UK ring-fencing regime and the restructuring of the Group’s NatWest Markets franchise, is in part dependent upon the relevant banking entities obtaining a sustainable credit rating and being able to satisfy their funding needs.

A failure to obtain such a rating, or any subsequent downgrades may threaten the ability of the NatWest Markets franchise or other entities outside of the RFB to satisfy their funding needs and to meet prudential capital requirements.  At 31 December 2017, a simultaneous one-notch long-term and associated short-term downgrade in the credit ratings of RBSG and RBS plc by the three main ratings agencies would have required the Group to post estimated additional collateral of £1.4 billion, without taking account of mitigating action by management. Individual credit ratings of RBSG, RBS plc, RBS N.V., RBS International, RBS Securities Inc., National Westminster Bank Plc, Ulster Bank Ltd, Ulster Bank Ireland DAC and Adam & Company PLC are also important to the Group when competing in certain markets such as corporate deposits and over-the-counter derivatives.

The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating in June 2016 and September 2017 following the UK’s decision to leave the EU. Any further downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of Group entities  and may result in the effects noted above. Further political developments, including in relation to Brexit or the outcome of any further Scottish referendum could negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG and Group entities.

The Group’s businesses are exposed to the effect of movements in currency rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.

As part of its strategy, the Group has revised its focus to become a UK-focused domestic bank.  However, 6.5% of its revenues are derived in foreign currencies. The Group’s foreign exchange exposure arises from structural foreign exchange risk, including capital deployed in the Group’s foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transacting entity. The Group also relies on MREL issuances in foreign currency. The Group maintains policies and procedures to ensure the impact of exposures to fluctuations in currency rates are minimised. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, affect the value of assets, liabilities, (including the total amount of MREL eligible instruments), income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing and may also require incremental MREL to be issued.

Changes in foreign exchange rates may result from the decisions of the Bank of England, ECB, the US Federal Reserve and from political or global market events outside the Group’s control and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the sterling/US dollar exchange rates since the occurrence of the EU Referendum. Throughout 2017, ongoing UK negotiations to exit the EU, amongst other factors, resulted in continued volatility in the sterling exchange rate relative to other major currencies. Continued or increasing volatility in currency rates can materially affect the Group’s results of operations, financial condition or prospects.

Additional information

Risk factors continued

Continued low interest rates have significantly affected and will continue to affect the Group’s business and results of operations.  A continued period of low interest rates, and yield curves and spreads may affect net interest income, the effect of which may be heightened during periods of liquidity stress.

Interest rate and foreign exchange risks, discussed below, are significant for the Group. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. In the UK, the Bank of England lowered interest rates to 0.25% in August 2016 and raised them to 0.5% in November 2017.

However, there remains considerable uncertainty as to whether or when the Bank of England and other central banks will further increase interest rates. While the ECB has been conducting a quantitative easing programme since January 2015 designed to improve confidence in the Eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful and the extension of this programme until the end of September 2018 (or beyond) may put additional pressure on margins. Continued sustained low or negative interest rates or any divergences in monetary policy approach between the Bank of England and other major central banks could put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects.

A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates. In turn, this could cause stress in the loan portfolio of the Group, particularly in relation to non-investment grade lending or real estate loans and consequently to an increase in delinquency rates and default rates among customers, leading to the possibility of the Group incurring higher impairment charges. Similar risks result from the exceptionally low levels of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity.

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

Financial markets have recently experienced and may in the near term experience significant volatility, including as a result of concerns about Brexit, political and financial developments in the US and in Europe, including as a result of general elections, geopolitical developments and developments relating to trade agreements volatility and instability in the Chinese and global stock markets, expectations relating to or actions taken by central banks with respect to monetary policy, and weakening fundamentals of the Chinese economy, resulting in further short-term changes in the valuation of certain of the Group’s assets.  Uncertainty about potential fines for past misconduct and concerns about the longer-term viability of business models have also weighed heavily on the valuations of some financial institutions in Europe and in the UK, including the Group.

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

Additional information

Risk factors continued

Among others, the implementation and strengthening of the prudential and recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, are considerably affecting the regulatory landscape in which the Group operates and will operate in the future, including as a result of the adoption of rules relating to the UK ring-fencing regime, severe restrictions on proprietary trading, CRD IV and the BRRD and certain other measures. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-tax evasion, payment systems, and antiterrorism laws and regulations, have resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

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

Such risks are currently exacerbated by Brexit and the unprecedented degree of uncertainty as to the respective legal and regulatory frameworks in which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. For example, current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU (which may apply to the Group once the UK has formally exited the EU). See ‘The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.’. In addition, the Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple European jurisdictions, the costs, timing and viability of which is uncertain.

Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the Group conducts its business, its authorisations and licenses, the products and services it offers, its reputation and the value of its assets, the Group’s operations or legal entity structure, including attendant restructuring costs and consequently have a material adverse effect on its business, funding costs, results of operations, financial condition and future prospects.

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

•       the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, BRRD, MREL or by the FSB’s recommendations on TLAC;

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

•       increased regulatory scrutiny with respect to mortgage lending, including through the implementation of the FCA’s UK mortgages market study and other initiatives led by the Bank of England or European regulators;

•       concerns expressed by the FPC and PRA around potential systemic risk associated with recent increases in UK consumer lending and the impact of consumer credit losses on banks’ resilience in a stress scenario, which the PRA has indicated that it will consider when setting capital buffers for individual banks;

•       additional rules and regulatory initiatives and review relating to customer protection, including the FCA’s Treating Customers Fairly regime and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;

•       the imposition of additional restrictions on the Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

•       rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;

•       investigations into facilitation of tax evasion or avoidance or the creation of new civil or criminal offences relating thereto;

•       rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

Additional information

Risk factors continued

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

•       increased regulatory scrutiny with respect to UK payment systems by the Payments Systems Regulator and the FCA, including in relation to banks’ policies and procedures for handling push payment scams;

•       increased attention to competition and innovation in UK payment systems and developments relating to the UK initiative on Open Banking and the European directive on payment services;

•       new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation (‘GDPR’);

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

•       the Markets in Financial Instruments Directive (‘MiFID’) regulating the provision of ‘investment services and activities’ in relation to a range of customer-related areas and the revised directive (‘MiFID II’) and new regulation (Markets in Financial Instruments Regulation or ‘MiFIR’) replacing and changing MiFID to include expanded supervisory powers that include the ability to ban specific products, services and practices;

•       the European Commission’s proposal to impose a requirement for any bank established outside the EU, which has an asset base of a certain size and has two or more institutions within the EU, to establish a single intermediate parent undertaking (‘IPU’) in the European Union, under which all EU entities within that group would operate; and

•       other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

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

Failure of these models to accurately reflect changes in the environment in which the Group operates or to be updated in line with the Group’s business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the Group’s risk exposure or the risk profile of the Group’s financial instruments or result in the Group being required to hold additional capital as a function of the PRA buffer. For example, as the Group implements its transformation programme, including the restructuring and funding of its NatWest Markets franchise and the implementation of the UK ring-fencing regime, any impacted models would need to be correctly identified and adapted in line with the implementation process. The Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the Group’s regulators.

Some of the analytical models used by the Group are predictive in nature. In addition, a number of internal models used by Group subsidiaries are designed, managed and analysed by the Group and may not appropriately capture the risks and exposures at subsidiary level. Some of the Group’s internal models are subject to periodic review by its regulators and, if found deficient, the Group may be required to make changes to such models or may be precluded from using any such models, which could result in an additional capital requirement which could have a material impact on the Group’s capital position.

Additional information

Risk factors continued

The Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the Group’s business, financial condition and results of operations, minimum capital requirements and reputation.

The Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

The Group is subject to annual stress tests by its regulator in the UK and also subject to stress tests by the European regulators with respect to RBSG, RBS N.V. and Ulster Bank Ireland DAC. Stress tests provide an estimate of the amount of capital banks might deplete in a hypothetical stress scenario. In addition, if the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position. There is a strong expectation that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements.

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

Under the 2017 Bank of England stress tests, which were based on the balance sheet of the Group for the year ended 31 December 2016, the Group’s capital position before the impact of strategic management actions that the PRA judged could realistically be taken in the stress scenario remained below its CET1 capital hurdle rate and above its Tier 1 leverage hurdle rate. After the impact of strategic management actions the Group’s capital position would have remained above its CET1 capital hurdle rate, but the PRA judged that RBS did not meet its systemic reference point in this scenario. Given the steps RBS had already taken to strengthen its capital position during 2017, the PRA did not require the Group to submit a revised capital plan.

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

The Group’s operations entail inherent reputational risk, i.e., the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile.

Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group conducts or modifies its business activities and operations, including as a result of the transformation programme or other restructuring efforts, speculative or inaccurate media coverage, the Group’s financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or the actual or perceived strength or practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

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

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include goodwill, provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in ‘Critical accounting policies and key sources of estimation uncertainty’ on pages 250 to 252. IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the Group are discussed in ‘Accounting developments’ on pages 252 to 254.

Additional information

Risk factors continued

Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduced a new framework for the recognition and measurement of credit impairment, based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets that are not recorded at fair value tend to result in an increase in overall impairment balances when compared with the previous basis of measurement under IAS 39. The Group expects IFRS 9 to increase earnings and capital volatility in 2018 and beyond.

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

In recent years, the Group has sought to refocus its culture on serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy. However, the Group is exposed to various forms of conduct risk in its operations. These include business and strategic planning that does not adequately reflect the Group’s customers’ needs, ineffective management and monitoring of products and their distribution, actions taken that may not conform to the Group’s customer-centric focus, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

The Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions, including the Group, have suffered material losses due to the actions of employees, including, for example, in connection with the foreign exchange and LIBOR investigations and the Group may not succeed in protecting itself from such conduct in the future. It is not always possible to timely detect or deter employee misconduct and the precautions the Group takes to detect and prevent this activity may not always be effective.

The Group has implemented a number of policies and allocated new resources in order to help mitigate against these risks. The Group has also prioritised initiatives to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to positively influence behaviour.

The Group’s transformation programme is also intended to improve the Group’s control environment. Nonetheless, no assurance can be given that the Group’s strategy and control framework will be effective and that conduct and financial crime issues will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

The Group may be adversely impacted if its risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the Group simultaneously.

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

Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See ‘The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.’

Additional information

Risk factors continued

A failure by the Group to embed a strong risk culture across the organisation could adversely affect the Group’s ability to achieve its strategic objective.

In response to weaknesses identified in previous years, the Group is currently seeking to embed a strong risk culture within the Group based on a robust risk appetite and governance framework. A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation. This framework has been implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. Notwithstanding the Group’s efforts, changing an organisation’s risk culture requires significant time, investment and leadership, and such efforts may not insulate the Group from future instances of misconduct. A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the Group through an inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

The Group’s current and future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the Group), which may place the Group at a competitive disadvantage. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees are also subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime took effect on 7 March 2016, whilst the conduct rules apply to the wider employee population from 7 March 2017, with the exception of some transitional provisions. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities and personal liability introduced by the new rules.

In addition, in order to ensure the independence of the RFB as part of the Group’s implementation of the UK ring-fencing regime, the Group will be required to recruit new independent directors and senior members of management to sit on the boards of directors and board committees of the RFB and other Group entities, and there may be a limited pool of competent candidates from which such appointments can be made.

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

The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the Group’s strategy could prevent the Group from successfully maintaining its current standards of operation, implementing its strategy and meeting regulatory commitments. This could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, many of the Group’s employees in the UK, Republic of Ireland and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

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

The UK Government, through HM Treasury, held 70.5% of the issued ordinary share capital of the Group as of 31 December 2017. The UK Government in its November 2017 Autumn Budget indicated its intention to recommence the process for the privatisation of RBSG before the end of 2018-2019 and to carry out over the forecast period a programme of sales of RBSG ordinary shares expected to sell down approximately two thirds of HM Treasury’s current shareholding in the Group, although there can be no certainty as to the commencement of any sell-downs or the timing or extent thereof.

Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, could negatively affect prevailing market prices for the outstanding ordinary shares of RBSG and other securities issued by the Group and lead to a period of increased price volatility for the Group’s securities.

Additional information

Risk factors continued

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

The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition decisions and other regulatory interventions.

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

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA’s Retail Banking Market Investigation report sets out measures primarily intended to make it easier for consumers and businesses to compare PCA and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. The CMA is working with HM Treasury and other regulators to implement these remedies which are likely to impose additional compliance requirements on the Group and could, in aggregate, adversely impact the Group’s competitive position, product offering and revenues.

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

The Group and its subsidiaries are subject to an evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions without use of public funds.

These initiatives have been complemented by a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain prudential requirements and powers under CRD IV, and certain other measures introduced under the BRRD, including the requirements relating to loss absorbing capital.

The BRRD, which was implemented in the UK from January 2015, provides a framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies in the EU, and the tools and powers introduced under the BRRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

Implementation of certain provisions of the BRRD remains subject to secondary rulemaking as well as a review by the European Parliament and the European Commission of certain topics mandated by the BRRD. In November 2016, as a result of this review, the European Commission published a package of proposals seeking to introduce certain amendments to CRD IV and the BRRD. These proposals are now subject to further discussions and negotiations among the European institutions and it is not possible to anticipate their final content. Further amendments to the BRRD or the implementing rules in the EU or the UK may also be necessary to ensure continued consistency with the FSB recommendations on key attributes of national resolution regimes and resolution planning for G-SIBs, including with respect to TLAC and MREL requirements.

In light of these potential developments as well as the impact of Brexit, there remains uncertainty as to the rules which may apply to the Group going forward. In addition, banks headquartered in countries which are members of the Eurozone are now subject to the European banking union framework.

Additional information

Risk factors continued

In November 2014, the ECB assumed direct supervisory responsibility for RBS N.V. and Ulster Bank Ireland DAC under the Single Supervisory Mechanism (SSM). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the Eurozone and other jurisdictions, would interact in the event of a resolution of the Group, although it remains clear that the Bank of England, as UK resolution authority, would be responsible for resolution of the Group overall (consistent with the Group’s single point of entry bail-in resolution strategy, as determined by the Bank of England).

The BRRD requires national resolution funds to raise ‘ex ante’ contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional ‘ex post’ funding contributions in the event the ex-ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although receipts from the UK bank levy are currently being used to meet the ex-ante and ex post funding requirements, the Group may be required to make additional contributions in the future. In addition, Group entities in countries subject to the European banking union are required to pay supervisory fees towards the funding of the SSM as well as contributions to the single resolution fund.

The recovery and resolution regime implementing the BRRD in the UK places compliance and reporting obligations on the Group.  These compliance and reporting obligations may result in increased costs, including as a result of the Group’s mandatory participation in resolution funds, and heightened compliance risks and the Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all.  In addition to the costs associated with the issuance of MREL-eligible debt securities and compliance with internal MREL requirements, further changes may be required for the Group to enhance its resolvability, in particular due to regulatory requirements relating to operational continuity and valuations capabilities in resolution.

In July 2016, the PRA adopted a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

The application of such rules to the Group requires the Group to restructure certain of its activities relating to the provision of services from one legal entity to another within the Group, may limit the Group’s ability to outsource certain functions and will result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services.

In August 2017, the Bank of England published a consultation paper setting out its preliminary views on the valuation capabilities that firms should have in place prior to resolution. The Bank of England has not yet published a final statement of policy in this area.

Achieving compliance with the expectations set out in any such statement of policy, once finalised, may require changes to the Group’s existing valuation processes and/or the development of additional capabilities, infrastructure and processes.  The Group may incur costs in complying with such obligations, which costs may increase if the Bank of England determined that the Group’s valuation capabilities constitute an impediment to resolution and subsequently exercised its statutory power to direct the Group to take measures to address such impediment.

In addition, compliance by the Group with this recovery and resolution framework has required and is expected to continue to require significant work and engagement with the Group’s regulators, including in order for the Group to continue to submit to the PRA an annual recovery plan assessed as meeting regulatory requirements and to be assessed as resolvable by the Bank of England.  The outcome of this regulatory dialogue may impact the Group’s operations or structure or otherwise result in increased costs, including as a result of the Bank of England’s power under section 3A of the Banking Act to direct institutions to address impediments to resolvability.

The Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the Group and any securities of the Group, including the write-off, write-down or conversion of the Group’s securities.

The Banking Act 2009, as amended to implement the BRRD (‘Banking Act’) confers substantial powers on relevant UK authorities designed to enable them to take a range of actions in relation to UK banks or investment firms and certain of their affiliates in the event a bank or investment firm in the same group is considered to be failing or likely to fail. Under the Banking Act, wide powers are granted to the Bank of England (as the relevant resolution authority), as appropriate as part of a special resolution regime (the ‘SRR’). These powers enable the Bank of England to implement resolution measures with respect to a UK bank or investment firm and certain of its affiliates (including, for example, RBSG) (each a ‘relevant entity’) in circumstances in which the relevant UK resolution authorities are satisfied that the resolution conditions are met. Under the applicable regulatory framework and pursuant to guidance issued by the Bank of England, governmental financial support, if any is provided, would only be used as a last resort measure where a serious threat to financial stability cannot be avoided by other measures (such as the stabilisation options described below, including the UK bail-in power) and subject to the limitations set out in the Banking Act.

Several stabilisation options and tools are available to the Bank of England under the SRR, where a resolution has been triggered. In addition, the Bank of England may commence special administration or liquidation procedures specifically applicable to banks. Where stabilisation options are used which rely on the use of public funds, such funds can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution. The Bank of England has indicated that among these options, the UK bail-in tool (as described further below) would apply in the event that a resolution of the Group were triggered.

Additional information

Risk factors continued

Further, the Banking Act grants broad powers to the Bank of England, the application of which may adversely affect contractual arrangements and which include the ability to (i) modify or cancel contractual arrangements to which an entity in resolution is party, in certain circumstances; (ii) suspend or override the enforcement provisions or termination rights that might be invoked by counterparties facing an entity in resolution, as a result of the exercise of the resolution powers; and (iii) disapply or modify laws in the UK (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

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

In the event that the Bank of England seeks to exercise its powers in relation to a UK banking group company (such as RBSG), the relevant UK resolution authority has to be satisfied that (A) the conditions set out in (i) to (iv) above are met in respect of a UK bank or investment firm in the same banking group (or, in respect of an EEA or third country credit institution or investment firm in the same banking group, the relevant EEA or third country resolution authority is satisfied that the conditions for resolution applicable in its jurisdiction are met) and (B) certain criteria are met, such as the exercise of the powers in relation to such UK banking group company being necessary having regard to public interest considerations. The use of different stabilisation powers is also subject to further ‘specific conditions’ that vary according to the relevant stabilisation power being used. Although the SRR sets out the pre-conditions for determining whether an institution is failing or likely to fail, it is uncertain how the relevant UK resolution authority would assess such conditions in any particular pre-insolvency scenario affecting RBSG and/or other members of the Group and in deciding whether to exercise a resolution power.  There has been no application of the SRR powers in the UK to a large financial institution, such as RBSG, to date, which could provide an indication of the relevant UK resolution authority’s approach to the exercise of the resolution powers, and even if such examples existed, they may not be indicative of how such powers would be applied to RBSG. Therefore, holders of shares and other securities issued by the Group may not be able to anticipate a potential exercise of any such powers.

The UK bail-in tool is one of the powers available to the Bank of England under the SRR and was introduced under the Banking Reform Act 2013.

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

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool, and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets certain conditions under the Banking Act, for example if the institution will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.  The Bank of England may exercise the power to write down or convert capital instruments without any further exercise of resolution tools, as may be the case where the write-down or conversion of capital instruments is sufficient to restore an institution to viability.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

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

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the Group or any entity within the Group, such exercise could result in a material adverse effect on the rights or interests of shareholders which would likely be extinguished or very heavily diluted.

Additional information

Risk factors continued

Holders of debt securities (which may include holders of senior unsecured debt), may see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the ‘no creditor worse off’ safeguard, which requires losses (net of any compensation received) not to exceed those which would be realised in an insolvency counterfactual.

Although the above represents the risks associated with the UK bail-in power currently in force in the UK and applicable to the Group’s securities, changes to the scope of, or conditions for the exercise of the UK bail-in power may be introduced as a result of further political or regulatory developments.  For example, the application of these powers to internally-issued MREL instruments, issued by one group entity and held solely by its parent entity, is currently being consulted on by the Bank of England. In addition, further political, legal or strategic developments may lead to structural changes to the Group, including at the holding company level. Notwithstanding any such changes, the Group expects that its securities would remain subject to the exercise of a form of bail-in power, either pursuant to the provisions of the Banking Act, the BRRD or otherwise.

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

The Group intends to execute the run-down and/or the sale of certain portfolios and assets. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

The Group’s ability to execute the run-down and/or sale of certain portfolios and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions.

As a result, there is no assurance that the Group will be able to sell or run down these portfolios or assets either on favourable economic terms to the Group or at all or that it may do so within the intended timetable. Material tax or other contingent liabilities could arise on the disposal or run-down of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner or at all. The Group may be exposed to deteriorations in the portfolios or assets being sold between the announcement of the disposal and its completion, which period may span many months.

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

Additional information

Risk factors continued

An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value.

At 31 December 2017, the Group carried goodwill of £5.6 billion on its balance sheet. The value in use and fair value of the Group’s cash-generating units are affected by market conditions and the performance of the economies in which the Group operates.

Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, but it has no effect on the Group’s regulatory capital position. Further impairments of the Group’s goodwill could have an adverse effect on the Group’s results and financial condition.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.

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

Additional information

Approach to the Financial Stability Board’s Task Force on Climate-related Financial Disclosure (TCFD) recommendations

In 2016, the Financial Stability Board (FSB) launched an industry-led initiative, the Task Force on Climate-related Financial Disclosure, to review how to best manage the threat climate change presents to the stability of the global financial system. The mandate was to develop recommendations for voluntary, consistent climate-related risk to provide information to stakeholders. The Task Force considered the physical, liability and transition risks associated with climate change.

The Task Force published its final recommendations in June 2017. RBS welcomed the release of these recommendations and is committed to implementing them. RBS has reported on carbon emissions and climate-related matters, and submitted information to the CDP sustainability index, since 2003.

Governance

The Board has oversight of climate related risks and opportunities through the Sustainable Banking Committee (SBC).  SBC’s remit includes considering relevant environmental, social and ethical issues and during 2017 was engaged on environmental targets, the sustainable energy strategy and reputational risk appetite. In addition, in August 2017 SBC invited a group of external experts to attend a stakeholder engagement session on climate change risk. For further details on risk governance, see page 154.

At a franchise level, climate-related opportunities in relation to supporting customers through the low carbon transition are managed and assessed through the business and products approvals processes, with strategy and co-ordination undertaken by the cross-bank Sustainable Energy Forum (SEF). This forum brings together senior leaders from across RBS who support customers from SMEs to multinationals to achieve their sustainable energy ambitions.

Strategy

The RBS climate change strategy is driven by a range of external and internal drivers and encompasses all activities covering both direct and indirect impacts.

Climate Change Strategy Drivers

Direct impacts

The strategy for managing direct climate change impacts is focused on continued efficiency of buildings, processes and associated activities such as business travel.  In 2017 90% of UK and Republic of Ireland electricity usage was from renewable sources (66% globally). RBS is also investing in its property estate to reduce energy usage and waste. This is further supported by the Innovation Gateway initiative for green entrepreneurs. The property strategy has and will aim to continue to result in a material reduction in footprint which in aggregate will reduce the exposure to direct physical impacts for climate-related risks.

RBS also continues to refine its business continuity plans to deal with the impact of severe weather to operations and sees the shift to digital and mobile banking as helping to improve the resilience of the business and customers’ activities during severe weather.

Indirect impacts

The strategy for managing indirect climate change impacts is focused on supporting customers with the transition to a low carbon economy through the provision of financial products and services. RBS is committed to ensuring it does not miss the substantial opportunities available to finance low carbon technologies and has been recognised externally as a leader in supporting renewable energy finance. RBS expects these, and wider opportunities to continue to grow in the future.

Risk Management

RBS employs a continuous process for identifying and managing emerging risks, including climate-related risks. While no climate-related risks have been identified that would have a major impact on RBS’s strategy over a five-year horizon, the ability to manage new, emerging and unforeseen threats is a key element of the risk management framework.

The impact of climate-related issues on the risk profile of RBS’s customers may also be considered as part of the periodic sector reviews and deep dives carried out to monitor and assess different types of risk across the portfolios. Further climate scenario analysis will be undertaken in 2018.

RBS has significantly reduced its credit exposure to the sectors most vulnerable to climate-related regulation and market changes. At 31 December 2017, total exposure to the Power and Oil & Gas sectors had reduced to 1.2% of total lending exposures.

RBS has had a policy in place for ESE risks since 2011. The policy includes sectors sensitive to climate-related risk, such as Forestry, Fisheries and Agriculture, and prohibits lending activity to some industry types proven to have a material adverse environmental impact.

Metrics and Targets

RBS uses a range of metrics and targets to assess our climate related risks and opportunities. These include: climate impacts from our operations (refer to page 31 of the Strategic Report); exposure to high carbon sectors and lending to support sustainable energy sectors. For further information refer to the Sustainable Banking pages on rbs.com.

Additional information

Description of property and equipment

RBS operates from a number of locations worldwide, principally in the UK. At 31 December 2017 the Royal Bank, including Williams & Glynn, and NatWest had 422 and 853 retail branches, respectively, in the UK. Ulster Bank has a footprint of 143 branches and a network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. RBS’s principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London is 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2017 was £910 million (2016 - £581 million; 2015 - £622 million).

Major shareholders

In December 2008, The Solicitor for the Affairs of Her Majesty’s Treasury (HMT) acquired 22,854 million ordinary shares of 25p each representing 57.9% of the company’s issued ordinary share capital. During 2009, HMT acquired a further 16,791 million ordinary shares of 25p each raising their holding to 70.3 % of the company’s issued ordinary share capital. In December 2009, HMT acquired 51 billion B shares in the company representing the entire issued B share capital. As a result of the ordinary share sub-division and consolidation which took place in June 2012, HMTs holding in the company’s ordinary shares became 3,964 million ordinary shares of £1 each. In August 2015, HMT sold 630 million of the company’s ordinary shares. In October 2015, HMT converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each, resulting in a total shareholding of 8,434 million ordinary shares of £1 each. At 31 December 2017, HM Treasury’s holding in the company’s ordinary shares was 70.5%. As far as the company is aware, there have been no significant changes in the percentage ownership of major shareholders of the company’s ordinary shares or preference shares during the three years ended 22 February 2018. All shareholders within a class of the company’s shares have the same voting rights. As at 31 December 2017, almost all of the company’s US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Our Code of conduct

The Group’s Code of Conduct (Our Code) lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It is available at rbs.com>about us>our values, or without charge, and upon request, by contacting Corporate Governance and Regulatory Affairs at the telephone number listed on page 414. In 2016 we incorporated five new standards of behaviour into Our Code: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the Financial Conduct Authority (FCA), the Prudential Regulatory Authority (PRA) and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. These new conduct rules are part of the changes our UK banking regulators, the PRA and FCA, are making to improve accountability across the financial sector as part of the Individual Accountability Regime. The rules themselves are new, but very much in keeping with the values and behaviours that we are already following across the Group.

Additional information

Iran sanctions and related disclosures

Disclosure pursuant to section 13(r) of the Securities Exchange Act

Section 13(r) of the Securities Exchange Act, added by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law.

In order to comply with this requirement, the following activities of RBS affiliates are disclosed in response to section 13(r).

Payments involving Iranian government owned entities.

Payments involving Iranian government owned entities

During 2017, affiliates of RBS facilitated 10 payments which were remitted by Iranian government-owned entities. These payments were received by RBS customers (non-designated parties located in the United Kingdom) in relation to various matters, including legal fees and personal remittance. Five of these payments involved Iranian Government owned financial institutions.

In addition, there were a total of two outward payments during 2017 where the beneficiaries were Iranian government owned entities. These two transactions were in relation to cancellation of outstanding guarantees and legal fees and involved Iranian Government owned financial institutions.

During 2017, affiliates of RBS also received 39 payments from and to accounts of non-designated parties where financial institutions identified under Executive Order 13599 were involved in the transaction. These transactions related to various matters, including legal fees and personal remittance.

All the payments described above were processed in full compliance with applicable sanctions and, where required, authorised under applicable licence.

Transactions involving Iranian government owned entities totalled 51 and resulted in less than the equivalent of £16,500 in gross revenue to RBS. Considering the processes in place to undertake such transactions, including enhanced due diligence processes, RBS has not made any profit from these transactions. RBS intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws and within RBS’s risk appetite which became more restrictive during the course of 2017.

Clearing System

During 2017, pursuant to a license from Her Majesty’s Treasury, RBS participated in local government-run clearing and settlement exchange systems in the United Arab Emirates (UAE) in compliance with applicable laws and regulations. Iranian government-owned banks also participate in some of these clearing systems, which created the risk that RBS might participate in transactions in which such Iranian banks were involved.

Where legally permissible, RBS initiated procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. No transactions involving Iranian government-owned financial institutions were processed by affiliates of RBS in 2017 through the local payment settlement system in the UAE. The above mentioned licence has been returned to HMT on the basis that RBS ceased to participate in local payment and settlement systems in the UAE at the beginning of 2017.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of RBS hold three legacy guarantees entered into between 1998 and 2005, which support arrangements lawfully entered into by affiliates of RBS customers with Iranian counterparties. These legacy guarantees are in favour of Iranian government-owned financial institutions. The affiliates of RBS have made considerable efforts to exit and formally cancel the guarantees.

In 2017, one existing guarantee earned commission of EUR 96.00, and two existing guarantees received no revenue. A further guarantee, since cancelled, earned EUR 68.65 in 2017 as a claim handling charge.

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors. In full compliance with applicable laws, and after discussions with relevant sanctions authorities, during 2017 an affiliate of RBS maintained transactional banking facilities on behalf of a UK company in relation to its interest in a joint operating agreement with a company owned and controlled by the Government of Iran relating to a UK oil and gas field located in the North Sea.

Under authorisation from relevant sanctions authorities, the UK company was able to undertake all transactions and activities pertaining to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field.

Additional information

Iran sanctions and related disclosures continued

During 2017, affiliates of RBS have also made and received a number of payments connected to the production, sale and transport of Iranian petroleum or related hydrocarbon products. Some of these transactions have involved Iranian government-owned entities and Iranian government-owned financial institutions. All such payments were made or received in compliance with applicable sanctions and under license.

The transactions described in connection with the Iranian petroleum industry above totalled 19 and resulted in less than the equivalent of £600 in gross revenue.  Considering the processes in place to undertake such transactions, including enhanced due diligence processes, RBS has not made any profit from these transactions.

During the course of 2018 it is expected that activity which RBS currently facilitates connected to the UK oil and gas field located in the North Sea will continue, with a small number of payments being facilitated, culminating with an eventual wind down of this activity.

Supervision

United Kingdom

The home supervisors for RBS are the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). As with all significant banking institutions, the PRA is the consolidated supervisor of RBS. The PRA, which is part of the Bank of England, is responsible for promoting the safety and soundness of systemically important financial institutions in the UK. The FCA’s overall objective is to ensure financial markets function well. This is supported by its operational objectives of: securing an appropriate degree of protection for consumers; protecting and enhancing the integrity of the UK financial system; and promoting effective competition in the interests of consumers.

As at 31 December 2017, 17 companies in RBS, spanning a range of financial services sectors (banking, insurance and investment business), were authorised to conduct financial activities in the UK. The UK authorised banks in RBS are The Royal Bank of Scotland plc, National Westminster Bank Plc, Adam & Company PLC, Coutts & Company and Ulster Bank Limited. Wholesale activities, other than Treasury activities, are concentrated in the NatWest Markets business, and are undertaken under the names of The Royal Bank of Scotland plc and National Westminster Bank Plc in Great Britain and by Ulster Bank Limited in Northern Ireland. Retail banking activities in England, Scotland and Wales are managed by the Personal and Business Banking and Commercial and Private Banking businesses. Note that, along with the other major UK banks, RBS is required by UK law to separate everyday banking from investment banking. This separation is called ring-fencing and is designed to make banking safer and more resilient. It is a key component of the UK Government’s legislative agenda to improve financial stability. It becomes law from 1 January 2019, and to prepare for it, RBS will make changes to the way the group is structured during 2018. The banking service in the Republic of Ireland is provided by Ulster Bank Ireland DAC, which is supervised by the Central Bank of Ireland and the European Central Bank under the Single Supervisory Mechanism.

Investment management business is principally undertaken by companies in the Commercial and Private Banking business, including Coutts & Company, Adam & Company Investment Management Limited, RBS Asset Management Limited and The Royal Bank of Scotland plc.

RBS is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

United States

RBS conducts business in the US through its investment bank, NatWest Markets. In the US, RBS is no longer a bank holding company nor a financial holding company, within the meaning of the US Bank Holding Company Act of 1956, because the last remaining branch office of RBS plc, the Connecticut Branch, was officially closed on 31 March 2017. Nevertheless, RBS is still subject to the supervision of the Board of Governors of the Federal Reserve System (Federal Reserve) due to the three outstanding enforcement actions brought against RBS by the Federal Reserve, namely the 2011, 2013 and 2015 Cease and Desist Consent Orders. In addition, the Federal Reserve, specifically the Federal Reserve Bank of New York (FRB-NY) supervises, along with the Connecticut Department of Banking, RBS plc’s Connecticut representative office, which was opened on 1 February 2017.

Anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by the US government agencies.

NatWest Markets US’s non-bank businesses are subject to supervision and regulation by a variety of US regulatory agencies.  RBS Securities Inc. (RBSSI - to be renamed NatWest Markets Securities Inc. in 2018), the US broker dealer, is subject to regulation and supervision by a number of US securities regulators, mainly the US Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and various state regulators. The futures activities of RBSSI’s Futures Commission Merchant (FCM) are subject to regulation and oversight mainly by the US Commodity Futures Trading Commission (CFTC), National Futures Association (NFA) and the Chicago Mercantile Exchange Group (CME). RBS plc (to be renamed NatWest Markets Plc in 2018) is a provisionally registered swap dealer and as such it is subject to oversight by US regulators, namely the CFTC and the NFA.

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

Shareholder information

Financial calendar

Dividends

Payment dates
Cumulative preference shares	31 May and 31 December 2018

Non-cumulative preference shares	29 March, 29 June, 28 September
and 31 December 2018

Ex-dividend date
Cumulative preference shares	3 May 2018

Record date
Cumulative preference shares	4 May 2018

Interim results	3 August 2018

Shareholder enquiries

Shareholdings in the company may be checked by visiting the Shareholder centre section of our website, www.rbs.com and clicking the Managing your shareholding tab. You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Listed below are the most commonly used features on the website:

•                  holding enquiry - view balances, values, history, payments and reinvestments;

•                  address change - change your home address;

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

You may also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)370 702 0135
Fax: +44 (0)370 703 6009
Website: www-uk.computershare.com/investor/contactus

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

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation
4th Floor Rear, 67/68 Jermyn Street, London SW1Y 6NY

Telephone: +44 (0)20 7930 3737
Website: www.sharegift.org

Shareholder information

Share and bond scams
Share and bond scams are often run from ‘boiler rooms’ where fraudsters cold-call investors, after obtaining their phone number from publicly available shareholder lists, offering them worthless, overpriced or even non-existent shares or bonds.

They use increasingly sophisticated tactics to approach investors, offering to buy or sell shares, often pressuring investors to make a quick decision or miss out on the deal. Contact can also be in the form of email, post or word of mouth. Scams are sometimes advertised in newspapers, magazines or online as genuine investment opportunities and may offer free gifts or discounts on dealing charges.

Scammers will request money upfront, as a bond or other form of security, but victims are often left out of pocket, sometimes losing their savings or even their family home. Even seasoned investors have been caught out by scams.

Clone firms
A ‘clone firm’ uses the name, firm registration number (FRN) and address of a firm which is FCA authorised. The scammer may claim that the genuine firm’s contact details on the FCA Register (Register) are out of date and then use their own details, or copy the website of an authorised firm, making subtle changes such as the phone number. They may claim to be an overseas firm, which won’t always have full contact and website details listed on the Register.

How to protect yourself
Always be wary if you’re contacted out of the blue, pressured to invest quickly, or promised returns that sound too good to be true. FCA authorised firms are unlikely to contact you unexpectedly with an offer to buy or sell shares or bonds.

Check the Register to ensure the firm contacting you is authorised and also check the FCA’s Warning List of firms to avoid.

Ask for their (FRN) and contact details and then contact them using the telephone number on the Register. Never use a link in an email or website from the firm offering you an investment.

It is strongly advised that you seek independent professional advice before making any investment.

Report a scam
If you suspect that you have been approached by fraudsters, or have any concerns about a potential scam, report this to the FCA by contacting their Consumer Helpline on 0800 111 6768 or by using their reporting form which can be found at

www.fca.org.uk/consumers/report-scam-unauthorised-firm

If you have already invested in a scam, fraudsters are likely to target you again or sell your details to other criminals. The follow-up scam may be completely separate, or may be related to the previous scam in the form of an offer to get your money back or buy back the investment on payment of a fee.

Find out more at www.fca.org.uk/consumers

Analyses of ordinary shareholders
		Number
		of shares
At 31 December 2017	Shareholdings	- millions	%
Individuals	183,630	102.1	0.8
Banks and nominee companies	5,491	11,833.8	98.9
Investment trusts	61	0.7	—
Insurance companies	64	0.5	—
Other companies	515	6.7	0.1
Pension trusts	22	0.1	—
Other corporate bodies	75	20.7	0.2
	189,858	11,964.6	100.0

Range of shareholdings:
1 - 1,000	164,339	40.2	0.3
1,001 - 10,000	23,843	54.0	0.4
10,001 - 100,000	1,004	30.0	0.3
100,001 - 1,000,000	446	152.2	1.3
1,000,001 - 10,000,000	176	598.1	5.0
10,000,001 and over	50	11,090.1	92.7
	189,858	11,964.6	100.0

Shareholder information

Trading market

Non-cumulative dollar preference shares

The following series of American Depositary shares (ADSs) representing non-cumulative preference shares issued in the US were outstanding at 31 December 2017:

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

In December 2017, the company redeemed in whole the Series F, H and L non-cumulative preference shares of US$0.01 respectively.

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

Following a sub-division and one-for-ten consolidation of RBS’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2017, 49.3 million ordinary ADSs were outstanding.

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

		Series F	Series H	Series L	Series S	Series U		Ordinary	Ordinary
		ADSs (1)	ADSs (1)	ADSs (1)	ADSs (1)	ADSs (1)	PROs (1,2)	shares (3)	ADSs (4)
		US$	US$	US$	US$	US$	US$	£	US$
By month
Feb 2018	High	-	-	-	25.89	101.83	132.41	2.87	8.39
	Low	-	-	-	25.45	101.02	128.87	2.68	7.45
Jan 2018	High	-	-	-	25.78	101.73	132.43	3.02	8.70
	Low	-	-	-	25.42	99.30	131.11	2.76	7.59
Dec 2017	High	-	-	-	25.95	99.31	131.21	2.81	7.64
	Low	-	-	-	25.42	98.62	129.39	2.70	7.42
Nov 2017	High	-	-	-	25.94	98.93	129.55	2.85	7.61
	Low	-	-	-	25.56	97.48	128.24	2.68	7.26
Oct 2017	High	-	-	-	25.70	97.13	128.73	2.86	7.59
	Low	-	-	-	25.52	95.58	127.39	2.68	7.19
Sep 2017	High	-	-	-	26.16	96.47	127.40	2.71	7.36
	Low	-	-	-	25.68	95.69	126.13	2.41	6.37

By quarter
2017: Q4	High	-	-	-	25.95	99.31	131.21	2.86	7.64
	Low	-	-	-	25.42	95.58	127.39	2.68	7.19
2017: Q3	High	27.05	26.90	25.51	26.16	96.64	127.40	2.71	7.36
	Low	25.35	25.28	25.14	25.56	95.56	123.09	2.41	6.37
2017: Q2	High	26.97	26.62	25.74	25.95	96.37	123.26	2.69	7.05
	Low	25.84	25.70	25.00	25.31	92.90	118.06	2.25	5.66
2017: Q1	High	26.67	25.97	25.34	25.66	96.40	118.05	2.59	6.29
	Low	25.96	25.43	24.18	25.09	91.00	114.35	2.15	5.41
2016: Q4	High	26.28	25.73	25.23	25.65	99.75	119.88	2.31	5.68
	Low	25.68	25.17	23.80	24.94	90.05	113.81	1.70	4.20
2016: Q3	High	26.47	26.15	25.85	25.86	101.25	120.83	2.07	5.46
	Low	25.59	25.37	24.74	24.92	92.37	115.29	1.49	4.04
2016: Q2	High	26.54	26.01	25.50	25.77	99.96	118.42	2.56	7.56
	Low	25.11	24.94	23.30	24.04	91.54	114.95	1.72	4.69
2016: Q1	High	25.91	25.86	25.21	25.21	104.50	124.48	2.97	8.73
	Low	24.27	23.79	21.77	21.77	95.54	114.81	2.20	6.20

By year
2017	High	26.97	26.62	25.74	26.16	96.40	131.21	2.86	7.64
	Low	25.84	25.43	24.18	25.09	91.00	114.35	2.15	5.41
2016	High	26.54	26.15	25.85	25.86	104.50	124.40	2.97	8.73
	Low	24.27	23.79	21.77	21.77	90.05	113.81	1.49	4.04
2015	High	26.73	25.99	25.09	25.48	110.38	127.71	4.04	12.43
	Low	25.27	25.20	23.50	24.10	103.73	117.04	2.83	8.60
2014	High	26.44	25.92	24.05	25.07	107.13	121.97	4.04	12.57
	Low	24.93	24.23	19.89	21.68	97.25	105.04	2.96	9.86
2013	High	25.86	25.55	24.00	24.45	98.50	107.70	3.85	12.35
	Low	24.07	23.52	18.46	20.23	84.00	90.27	2.66	8.15

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

On 23 March 2018, the closing price of the ordinary shares on the London Stock Exchange was £2.55 equivalent to $3.60 per ordinary share translated at the Noon Buying Rate of $1.41 per £1.00, and the closing price of the ordinary ADSs on the NYSE was $7.21.

In addition to the securities referred to above, the Group also issues SEC-registered contingent convertible additional tier 1 capital notes from time to time, which are listed on the Irish Stock Exchange (ISE).

Shareholder information

Dividend history

Preference dividends

	2017	2017	2016	2015	2014	2013
Amount per share	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01
- Series F (1)	1.44	1.13	1.53	1.25	1.16	1.16
- Series H (1)	1.23	0.97	1.34	1.19	1.10	1.10
- Series L (1)	0.97	0.77	1.06	0.94	0.87	0.87
- Series M (2)	—	—	—	0.60	0.97	1.03
- Series N (2)	—	—	—	0.60	0.96	1.03
- Series P (2)	—	—	—	0.59	0.95	1.01
- Series Q (2)	—	—	—	0.63	1.02	1.09
- Series R (2)	—	—	0.71	0.99	0.93	0.99
- Series S (2)	1.65	1.28	1.22	1.06	1.00	1.07
- Series T (2)	—	—	0.84	1.17	1.10	1.17
- Series U (2)	8,584	6,741	5,637	4,912	4,637	4,881
Non-cumulative convertible preference shares of US$0.01
- Series 1 (1)	91.18	71.99	67.28	59.66	55.34	55.12
Non-cumulative preference shares of €0.01
- Series 1 (2)	63.12	48.98	46.94	38.64	44.32	45.76
- Series 2 (2)	57.63	44.72	40.00	37.27	42.31	44.83
- Series 3 (2)	4,515	3,504	3,033	2,533	2,833	3,027
Non-cumulative convertible preference shares of £0.01
- Series 1 (1)	95.20	73.87	73.87	73.87	73.87	73.87
Non-cumulative preference shares of £1
- Series 1 (2)	34.36	26.67	28.60	29.04	29.01	28.42

Notes:

(1)       Classified as subordinated liabilities.

(2)       Classified as equity.

On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instrumentsen. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Ordinary dividends

The company has not paid an ordinary dividend since 2007. In 2008, the company issued new ordinary shares by way of a capitalisation issue rather than paying an interim dividend.

Shareholder information

Taxation for US Holders

The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares, ADSs representing ordinary shares (ordinary ADSs), ADSs representing noncumulative dollar preference shares (preference ADSs) or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ordinary ADSs, preference ADSs or PROs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares, ordinary ADSs, preference ADSs or PROs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address all of the tax consequences that may be relevant to a US Holder in light of its particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, ordinary ADSs, preference ADSs or PROs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, persons required for US federal income tax purposes to confirm the timing of income accruals to their financial statements under Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”), entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the voting stock of the company by vote or value.

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

The following discussion assumes that the company was not a passive foreign investment company for the taxable year ended 31 December 2017- see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 393.

Ordinary shares, ordinary ADSs and preference ADSs

Taxation of dividends

For the purposes of the Treaty, the Estate Taxation Treaty and the Code, US Holders of ordinary ADSs and preference ADSs should be treated as owners of the respective ordinary shares and the non-cumulative dollar preference shares underlying such ADSs.

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

A US Holder will, upon the sale or other disposition of an ordinary share, an ordinary ADS or a preference ADS, or upon the redemption of preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding, in the case of preference ADSs, any amounts attributable to declared but unpaid dividends, which will generally be treated as dividends for U.S. federal income tax purposes and excluding, in the case of a redemption, any amount otherwise treated as a dividend for US federal income tax purposes) and the US Holder’s tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year. The deductibility of capital losses is subject to limitations.

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

Shareholder information

A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to the refundable tax. Subject to applicable limitations that vary depending upon a US Holder’s particular circumstances, dividends paid to certain non-corporate US Holders may be taxable at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates. A US Holder will, upon the sale, exchange or redemption of a PRO, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding any amount in respect of mandatory interest and any missed payments which are to be satisfied on a missed payment satisfaction date, which would be treated as ordinary income) and the US Holder’s tax basis in the PRO. This capital gain or loss will be long-term capital gain or loss if the US Holder held the PRO so sold, disposed or redeemed for more than one year. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2016 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company’s possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares, ordinary ADSs, preference ADSs or PROs.

If the company were to be treated as a PFIC for any taxable year during which a US Holder owns ordinary shares, ordinary ADSs, preference ADSs or PROs, US Holders would generally be subject to adverse US federal income tax consequences and certain reporting obligations. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company’s ordinary shares, ordinary ADSs, preference ADSs or PROs.

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

Incorporation and registration

The company was incorporated and registered in Scotland under the Companies Act 1948 as a limited company on 25 March 1968 under the name National and Commercial Banking Group Limited, and changed its name to The Royal Bank of Scotland Group Limited on 3 September 1979. On 10 March 1982 it was re-registered under the Companies Acts 1948 to 1980 as a public company with limited liability. The company is registered under Company No. SC45551

Abbreviations and acronyms

ABCP	Asset-backed commercial paper
ABS	Asset-backed securities
AFS	Available-for-sale
ALCo	Asset and Liability Management Committee
AQ	Asset quality
AT1	Additional Tier 1
BBA	British Bankers’ Association
BCBS	Basel Committee on Banking Supervision
BoE	Bank of England
BRC	Board Risk Committee
C&RA	Conduct & Regulatory Affairs
CCF	Credit conversion factor
CDO	Collateralised debt obligation
CDs	Certificates of deposit
CDS	Credit default swap
CEC	Control Environment Certification
CET1	Common equity tier 1
CLO	Collateralised loan obligation
CMBS	Commercial mortgage-backed securities
COREP	CRR Common Reporting
CPB	Commercial & Private Banking
CRD	Capital Requirements Directive
CRE	Commercial real estate
CRR	Capital requirements regulation
CVA	Credit valuation adjustment
DFV	Designated as at fair value through profit or loss
DVA	Debit valuation adjustment
EAD	Exposure at default
EBA	European Banking Authority
EC	European Commission
ECB	European Central Bank
ECL	Expected credit losses
EMEA	Europe, the Middle East and Africa
ERF	Executive Risk Forum
ESE	Environment, Social and Ethical
EU	European Union
FCA	Financial Conduct Authority
FI	Financial institution
FINREP
FSA	Financial Services Authority
FSB	Financial Stability Board
FSCS	Financial Services Compensation Scheme
FTSE	Financial Times Stock Exchange
FVA	Funding Valuation Adjustment
FVTPL	Fair value through profit or loss
GDP	Gross domestic product
GSIB	Global systemically important bank
HFT	Held-for-trading
HMT	HM Treasury
HTM	Held-to-maturity
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
ILAAP	Internal Liquidity Adequacy Assessment Process
IPV	Independent price verification
IRB	Internal ratings based
IRC	Incremental risk charge
IRHP	Interest rate hedging product
L-SREP	Liquidity Supervisory Review and Evaluation Process
LAR	Loans and receivables
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LTI	Long term incentive awards
LTV	Loan-to-value
MDA	Maximum distributable amount
MREL	Minimum requirement for own funds and eligible liabilities
MRM	Model risk management
MTNs	Medium term notes
NI	Northern Ireland
NIM	Net Interest Margin
NSFR	Net stable funding ratio
NTIRR	Non-traded interest rate risk
NWM	NatWest Markets
OCA	Own credit adjustment
OREC	Operational Risk Executive Committee
OTC	Over-the-counter
PBB	Personal & Business Banking
PD	Probability of default
PPI	Payment Protection Insurance
PPL	Potential problem loans
PRA	Prudential Regulation Authority
RBSG	The Royal Bank of Scotland Group plc
RCR	Risk, Conduct and Restructuring
REIL	Risk elements in lending
RFB	Ring-fenced banking entities
RMBS	Residential mortgage-backed securities
RNIV	Risks not In VaR
ROI	Republic of Ireland
RoW	Rest of the World
RWA	Risk-weighted asset
SE	Structured entity
SEC	US Securities and Exchange Commission
SME	Small and medium-sized enterprise
SVaR	Stressed value-at-risk
TLAC	Total loss absorbing capacity
TSR	Total Shareholder Return
SME	Small and medium-sized enterprise
UBI DAC	Ulster Bank Ireland Designated Activity Company
UK	United Kingdom
UKFI	UK Financial Investments Limited
US/USA	United States of America
VaR	Value-at-risk

Glossary of terms

Arrears - the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be ‘in arrears’ when payments have not been made.

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

Commercial real estate (CRE) - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Common Equity Tier 1 capital (CET1) - the highest quality form of regulatory capital under Basel III comprising common shares issued and related share premium, retained earnings and other reserves excluding reserves which are restricted or not immediately available, less specified regulatory adjustments.

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

Covered bonds - debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

Glossary of terms

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

Debit valuation adjustment (DVA) - an adjustment made in valuing OTC derivative liabilities to reflect the entity’s own credit risk.

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

Defined contribution plan/scheme - pension or other post-retirement benefit plan where the employer’s obligation is limited to its contributions to the fund.

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

Glossary of terms

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

Effective interest rate method - the effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

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

Financial Services Compensation Scheme (FSCS) - the UK’s statutory fund of last resort for customers of authorised financial services firms. It pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the financial services industry.

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

Impairment losses - (a) for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset’s original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance) (b) for impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

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

Glossary of terms

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

Risk asset ratio  - total regulatory capital as a percentage of risk-weighted assets.

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

Tier 1 capital - a component of regulatory capital, comprising Common Equity Tier 1 and Additional Tier 1. Additional Tier 1 capital includes eligible non-common equity capital securities and any related share premium. Under Basel III, Tier 1 capital comprises Core Tier 1 capital plus other Tier 1 securities in issue, less certain regulatory deductions.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment provisions less certain regulatory deductions.

Total loss absorbing capacity (TLAC) - a Financial Stability Board requirement for global systemically important banks to have a sufficient amount of specific types of liabilities which can be used to absorb losses and recapitalise a bank in resolution. The implementation of the TLAC requirements is being discussed within local regulators.

Unaudited - financial information that has not been subjected to the audit procedures undertaken by RBS’s auditors to enable them to express an opinion on RBS’s financial statements.

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

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Index

Accounting
Accounting developments	252
Accounting policies	242
Critical accounting policies	250
Approval of accounts	237
Asset-backed securities	205
Audit Committee
Letter from the Chairman of the Group Audit Committee	65
Report of the Group Audit Committee	67
Auditors
Auditor’s remuneration	265
Report of Independent Registered Public Accounting Firm	232
Available-for-sale financial assets
Accounting policies	246
Notes on the consolidated accounts	255
Average balance sheet	335
Balance sheet
Business review	127
Consolidated	237
Board Risk Committee report
Letter from the Chairman of the Board Risk Committee	73
Report of the Board Risk Committee	74
Business divestments
Presentation of information	117
Report of the directors	110
Notes on the consolidated accounts	289
Capital adequacy
Capital ratios	166
Capital resources	168
Notes on the consolidated accounts	302

Capital and risk management
Business risk	230
Capital, liquidity and funding risk	163
Conduct risk	225
Credit risk: management basis	179
Credit risk: balance sheet analysis	194
Market risk	208
Operational risk	227
Pension risk	222
Reputational risk	230
Cash flow statement
Business review	129
Consolidated	241
Discontinued operations	289
Notes on the consolidated accounts	317
Central functions/items	120, 150, 320
Chairman
Chairman’s statement	7
Corporate governance	57
Letter from the Chairman	57
Our Board	51
Chief Executive’s review	10
Commercial Banking	117, 118, 120, 140, 320
Commercial & Private Banking	117, 118, 120, 319, 320
Consolidated financial statements
Consolidated balance sheet	237
Consolidated cash flow statement	241
Consolidated income statement	235
Consolidated statement of changes in equity	238
Consolidated statement of comprehensive income	236
Notes on the consolidated accounts	255
Contingent liabilities and commitments	303
Corporate governance
Compliance report	106
Governance at a glance	49
Risk governance	154
The Board and its committees	51
Debt securities
Capital and risk management	203
Notes on the consolidated accounts	285
Deposits
Customer accounts	268
Deposits by banks	268
Derivatives
Capital and risk management	206
Notes on the consolidated accounts	283
Directors
Biographies	51
Interests in shares	96
Notes on consolidated accounts	323
Notice and termination provisions	88
Remuneration	86
Remuneration policy	85
Report of the directors	108
Discontinued operations
Accounting policies	243
Notes on the consolidated accounts	289
Disposal groups
Accounting policies	243
Notes on the consolidated accounts	289
Earnings per share
Business review	131
Notes on the consolidated accounts	267

Index

Employees
Headcount	256
Notes on the consolidated accounts	256
Report of the directors	110
Variable compensation	259

Financial instruments
Accounting policies	246
Critical accounting policies	252
Notes on the consolidated accounts	267
Financial Services Compensation Scheme	304
Financial summary	119, 333
Forbearance	342
Forward-looking statements	1
Glossary of terms	404
Going concern
Report of the directors	111
Goodwill
Critical accounting policies	250
Notes on the consolidated accounts	286
Group Performance and Remuneration Committee
Directors’ remuneration report	83
Letter from the Chair	84
Impairment
Accounting policies	246
Business review	126
Critical accounting policies	251
Notes on the consolidated accounts	282
Income statement
Business review	119
Consolidated	235
Intangible assets
Accounting policies	243
Segmental analysis of goodwill	321
Notes on the consolidated accounts	286
Litigation, investigations and reviews	304
Loans and advances
Loans and advances to banks	267
Loans and advances to customers	267
Material contracts	346
NatWest Markets	117, 118, 120, 147, 319, 320

Net interest income
Business review	121
Notes on the consolidated accounts	255
Non-interest income
Business review	122
Notes on the consolidated accounts	255
Operating expenses
Business review	124
Notes on the consolidated accounts	256

Payment Protection Insurance
Notes on the consolidated accounts	313
Critical accounting policies	251
Pensions
Accounting policies	243
Notes on the consolidated accounts	260
Pension risk	222, 356, 357
Personal & Business Banking	15, 22, 117, 118, 120, 319
Post balance sheet events	113, 324
Potential problem loans	341
Presentation of information	117
Private Banking	16, 117, 118, 120, 143, 319, 320
Provisions
Accounting policies	245
Additional information	338
Notes on the consolidated accounts	282, 290

RBS International	15, 117, 118, 120, 145, 319
Related parties	324
Risk elements in lending
Additional information	344
Capital and risk management	202
Risk-weighted assets	171
Segmental reporting
Business review	132
Description of business	117
Notes on the consolidated accounts	319
Services and Functions	117, 319
Share-based payments
Accounting policies	250
Notes on the consolidated accounts	257

Index

Share capital
Notes on the consolidated accounts	295
Shareholder information
Analysis of ordinary shareholders	386
Shareholder enquiries	385
Short-term borrowings	344
Statement of changes in equity
Consolidated	238
Statement of comprehensive income
Consolidated	235
Statement of directors’ responsibilities	115
Strategic report	4
Subordinated liabilities
Notes on the consolidated accounts	294

Sustainability
Letter from the Chairman of the Sustainable Banking Committee	81
Report of the Sustainable Banking Committee	82
Building a more sustainable bank	25

Tax
Accounting policies	245
Business review	126
Critical accounting policies	251
Notes on the consolidated accounts - tax	266
Notes on the consolidated accounts - deferred tax	292
UK Personal & Business Banking	15, 117, 118, 120, 132, 319
Ulster Bank RoI	15, 117, 118, 120, 136, 319

Variable compensation
Notes on the consolidated accounts	259

Shareholder information

Important addresses

Shareholder enquiries

Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZZ

Telephone: +44 (0)370 702 0135

Facsimile: +44 (0)370 703 6009

Website: www-uk.computershare.com/investor/contactus

ADR Depositary Bank

BNY Mellon Shareowner Services

PO Box 505000

Louisville, KY 40233-5000

Direct Mailing for overnight packages:

BNY Mellon Shareowner Services

462 South 4th Street

Suite 1600

Louisville KY 40202

Telephone: 1-888-269-2377 (US callers – toll free)

Telephone: +1 201 680 6825 (International)

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Corporate Governance and Regulatory Affairs

The Royal Bank of Scotland Group plc

PO Box 1000

Gogarburn Edinburgh EH12 1HQ

Telephone: +44 (0)131 556 8555

Investor Relations

280 Bishopsgate

London EC2M 4RB

Telephone: +44 (0)207 672 1758

Facsimile: +44 (0)207 672 1801

Email: investor.relations@rbs.com

Registered office

36 St Andrew Square

Edinburgh EH2 2YB

Telephone: +44 (0)131 556 8555

Registered in Scotland No. SC45551

Website

rbs.com

Principal offices

The Royal Bank of Scotland Group plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

Telephone: +44 (0)131 626 0000

The Royal Bank of Scotland plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

280 Bishopsgate, London EC2M 4RB

National Westminster Bank Plc

135 Bishopsgate, London EC2M 3UR

Ulster Bank Limited

11-16 Donegall Square East,

Belfast BT1 5UB, Northern Ireland

Ulster Bank Ireland DAC

Ulster Bank Group Centre,

George’s Quay

Dublin 2, D02 VR98

Republic of Ireland

RBS Holdings USA Inc.

600 Washington Blvd

Stamford, CT 06901 USA

Coutts & Company

440 Strand, London WC2R 0QS

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street

St Helier, Jersey, Channel Islands JE4 8PJ

Exhibit Index

Exhibit Number	Description

1.1

Memorandum and Articles of Association of The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit 1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (File No. 1-10306)).

2.1

Form of Deposit agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder (previously filed and incorporated by reference to Exhibit 1 to the Group’s Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)).

2.2

Form of American Depositary Receipt for ordinary shares of the par value of £1 each (previously filed and incorporated by reference to the prospectus filed pursuant to Rule 424(b)(3) (filed on 7 June 2012) relating to the Group’s Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007)).

2.3

Letter dated May 12, 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts (previously filed and incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306)).

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

4.1

Service agreement for Ross McEwan, Group Chief Executive, dated 30 September 2013 (previously filed and incorporated by reference to Exhibit 4.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 (file No. 1-10306)).

4.2

Service Agreement for Ewen Stevenson, Chief Financial Officer, dated May 2014 (previously filed and incorporated by reference to Exhibit 4.2 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (File No. 1-10306)).

4.3

Letter of Appointment for Howard Davies, Non-Executive Director and Chairman, dated 27 February 2015 (previously filed and incorporated by reference to Exhibit  4.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306)).

4.4

Letter of Appointment for Michael Rogers, Non-Executive Director, dated 25 January 2016 (previously filed and incorporated by reference to Exhibit  4.4 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306)).

4.5

Letter of Appointment for Frank Dangeard, Non-Executive Director, dated 31 May 2016 (previously filed and incorporated by reference to Exhibit 4.5 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 (file No. 1-10306)).

4.6

Letter of Appointment for Mark Seligman, Non-Executive Director, dated 23 February 2017 (previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 (file No. 1-10306)).

4.7	Letter of Appointment for John Hughes, former Non-Executive Director, dated 3 August 2017.

4.8	Letter of Appointment for Yasmin Jetha, Non-Executive Director, dated 3 August 2017.

4.9	Letter of Appointment for Dr. Lena Wilson, Non-Executive Director, dated 21 December 2017.

4.10

Standard Terms of Appointment for Non-Executive Directors (previously filed and incorporated by reference to Exhibit 4.7 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 (file No. 1-10306)).

4.11

Form of Deed of Indemnity for Directors (previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2006 (file No. 1-10306) except that the sentence “PROVIDED THAT this Indemnity is given subject to the provisions of Section 309A Company Act 1985” has been replaced with “PROVIDED THAT this Indemnity is given subject to the provisions of Section 234 Company Act 2001”).

4.12

Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated 26 January 2016 (previously filed and incorporated by reference to Exhibit  4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306)).

4.13

Acquisition and contingent capital agreement dated 26 November 2009 among The Royal Bank of Scotland Group plc and The Commissioners of Her Majesty’s Treasury (previously filed and incorporated by reference to Exhibit  4.19 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)).

4.14(1)

State Aid Commitment Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit  4.24 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)).

4.15(1)

State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit  4.25 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306)).

4.16(1)

Revised State Aid Commitment Deed dated 9 April 2014 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit 4.13 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 (file No. 1-10306)).

4.17(2)	State Aid Commitment Variation Deed dated 18 September 2017 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc.

4.18

Relationship Agreement, dated 7 November 2014 among Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (Previously filed and incorporated by reference to Exhibit  4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (File No. 1-10306)).

7.1	Statement regarding computation of ratio of earnings to fixed charges.

8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc.

12.1	CEO certification required by Rule 13a-14(a).

12.2	CFO certification required by Rule 13a-14(a).

13.1	Certification required by Rule 13a-14(b).

15.1	Consent of independent registered public accounting firm (Deloitte LLP).

15.2	Consent of independent registered public accounting firm (Ernst & Young LLP).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Scheme

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

Notes:

(1)	Confidential treatment has been granted.
(2)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Ewen Stevenson

Ewen Stevenson

Chief Financial Officer

29 March 2018