Form 20-F
period 2018-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2019-02-28
CIK 844150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                                          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class	registered

American Depositary Shares, each representing 2 ordinary shares, nominal value £1 per share	New York Stock Exchange*
Ordinary shares, nominal value £1 per share
American Depositary Shares Series U each representing one Non-Cumulative Dollar Preference Share, Series U	New York Stock Exchange*
Dollar Perpetual Regulatory Tier 1 Securities	New York Stock Exchange
5.625% Senior Notes due 2020	New York Stock Exchange
6.125% Senior Notes due 2021	New York Stock Exchange
6.125% Subordinated Tier 2 Notes due 2022	New York Stock Exchange
6.000% Subordinated Tier 2 Notes due 2023	New York Stock Exchange
6.100% Subordinated Tier 2 Notes due 2023	New York Stock Exchange
3.875% Senior Notes due 2023	New York Stock Exchange
3.498% Fixed Rate / Floating Rate Senior Notes due 2023	New York Stock Exchange
4.519% Fixed Rate / Floating Rate Senior Notes due 2024	New York Stock Exchange
5.076% Fixed Rate / Floating Rate Senior Notes due 2030	New York Stock Exchange
Senior Floating Rate Notes due 2023	New York Stock Exchange
Senior Floating Rate Notes due 2024	New York Stock Exchange
5.125% Subordinated Tier 2 Notes due 2024	New York Stock Exchange
4.892% Fixed Rate / Floating Rate Senior Notes due 2029	New York Stock Exchange
Leveraged CPI Linked Securities due January 13, 2020	NYSE MKT

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2020   Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2021   Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025   Irish Stock Exchange

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1 each 11% cumulative preference shares 5½% cumulative preference shares Non-cumulative dollar preference shares, Series U	12,048,605,298 500,000 400,000 10,130

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information Selected financial data Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	38-45, 180-185, 251-262 Not applicable Not applicable 31-33, 265-275
4	Information on the Company History and development of the Company Business overview Organisational structure Property, plant and equipment	7-10, 30, 36, 97-99, 113, 186-187, 197, 223, 232, 286 1-37, 40, 97-99, 104-119, 198, 277 25, 34, 36-37, 117, Exhibit 8.1 13-14, 34, 187, 229
4a	Unresolved Staff Comments	Not applicable
5

Operating and Financial Review and Prospects

Operating results

Liquidity and capital resources

Research and development, patents, licences etc

Trend information

Off-balance sheet arrangements

Tabular disclosure of contractual obligations

1-30, 36-58, 163-176 5-11, 21-33, 167-168, 192-202, 239 30, 38-39, 109-122, 165, 180-185, 207-209, 218-222, 225-226, 241 Not applicable 1-34, 36-37 114, 123, 233-239 119-122, 229, 233
6	Directors, Senior Management and Employees Directors and senior management Compensation Board practices Employees Share ownership	35, 59-60, 99 80-94, 199-203, 240 35, 59-73, 99 16-18, 97-98, 183 81-91, 186, 194
7	Major Shareholders and Related Party Transactions Major shareholders Related party transactions Interests of experts and counsel	99, 276, 279 240 Not applicable
8	Financial Information Consolidated statements and other financial information Significant changes	36-58, 180-186 2, 8, 36, 61,
9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders Dilution Expenses of the issue	99, 227-228, 281 Not applicable 95-96, 281-282 Not applicable Not applicable Not applicable
10

Additional information

Share capital

Memorandum and articles of association

Material contracts

Exchange controls

Taxation

Dividends and paying agents

Statement of experts

Documents on display

Subsidiary information

Not applicable 285-292 279 285 283-285 Not applicable Not applicable 292 Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	107, 112, 117, 123-171. 163-172, 207-220, 251-262
12	Description of Securities other than Equity Securities	264

PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	31, 33, 35, 66-72, 95, 178-179, Exhibits 12.1 and 12.2
16	[Reserved]
16a	Audit Committee financial expert	66
16b	Code of ethics	18-20, 97-98, 276
16c	Principal Accountant Fees and services	68, 203
16d	Exemptions from the Listing Standards	Not applicable
16e	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16f	Change in Registrant’s Certifying Accountant	Not applicable
16g	Corporate Governance	35, 59-64, 98-100
16h	Mine Safety Disclosure	Not applicable

PART III
17	Financial Statements	Not applicable
18	Financial Statements	178-249
19	Exhibits	294-295

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

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; the Group’s exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the document and other risk factors and uncertainties discussed in this document. These include the significant risks for the Group presented by: operational and IT resilience risk (including in respect of: the Group being subject to cyberattacks; operational risks inherent in the Group’s business; the Group’s operations being highly dependent on its IT systems; the Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the Group’s risk management framework; and reputational risk), economic and political risk (including in respect of: the uncertainties surrounding the UK’s withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and global markets; climate change and the transition to a low carbon economy; HM Treasury’s ownership of RBSG and the possibility that it may exert a significant degree of influence over the Group; continued low interest rates and changes in foreign currency exchange rates), financial resilience risk (including in respect of: the Group’s ability to meet targets and make discretionary capital distributions to shareholders; the highly competitive markets in which the Group operates; deterioration in borrower and counterparty credit quality;  the ability of the Group to meet prudential regulatory requirements for capital and MREL, or to manage its capital effectively; the ability of the Group to access adequate sources of liquidity and funding; changes in the credit ratings of RBSG, any of its subsidiaries or any of its respective debt securities; the Group’s ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the Group’s financial statements to underlying accounting policies, judgements, assumptions and estimates; changes in applicable accounting policies or rules; the value or effectiveness of any credit protection purchased by the Group; the level and extent of future impairments and write-downs, including with respect to goodwill; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the Group’s businesses being subject to substantial regulation and oversight; legal, regulatory and governmental actions and investigations; the replacement of LIBOR, EURIBOR and other benchmark rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

In this document, and unless specified otherwise, the term ‘company’ or ‘RBSG’ means The Royal Bank of Scotland Group plc, ‘RBS’, ‘RBS  Group’ or the ‘Group’ means the company and its subsidiaries, ‘the Royal Bank’ or ‘RBS plc’ means The Royal Bank of Scotland plc; ‘NWH Ltd’ means NatWest Holdings Limited; and ‘NatWest’ means National Westminster Bank Plc.

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

The non-GAAP financial measures used in this document generally exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures are used internally by management, in conjunction with IFRS financial measures, to measure performance and make decisions regarding the future direction of the business. Management believes these non-GAAP financial measures, when provided in combination with reported IFRS results, provide helpful supplementary information for investors. These non-GAAP financial measures are not a substitute for, and should be read in conjunction with, reported IFRS financial measures.

The main non-GAAP measures used in this document include:

•                  Performance, funding and credit metrics such as ‘return on tangible equity’, and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), operating expenses analysis, and cost:income ratio and loan:deposit ratio. These are internal metrics used to measure business performance; and

•                  Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, and Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking, which are presented to provide investors with a summary of the Group’s business performance.

•                  The Commercial Banking, Private Banking, RBS International and NatWest Markets operating segment period on period comparison is impacted by a number of business transfers executed in preparation for ring-fencing.  Commentary on the movements in the period for these segments has been adjusted for these items and reconciliation notes are provided.

•                  The Group also presents a pro forma CET1 ratio which is on an adjusted basis. This has not been prepared in accordance with Regulation S-X and should be read in conjunction with the notes provided, as well as the section “Forward-looking statements” on page 1 of this document.

Key operating indicators

This document includes a number of operational metrics which management believes may be helpful to investors in understanding the Group’s business, including the Group’s position against its own targets. These metrics include performance, funding and credit metrics such as ‘return on tangible equity’ and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets) and net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio, and loan:deposit ratio. These are internal metrics used to measure business performance.

Capital and liquidity measures

Certain liquidity and capital measures and ratios are presented in this document as management believes they are helpful for investors’ understanding of the liquidity and capital profile of the business and the Group’s position against its own targets and applicable regulatory requirements. Some of these measures are used by management for risk management purposes and may not be required to be disclosed by a government, governmental authority or self-regulatory organisation. As a result, the basis of calculation of these measures may not be the same as that used by the Group’s peers. These capital and liquidity measures and ratios include: the liquidity coverage ratio, stressed outflow coverage and net stable funding ratio.

Recent developments

Update on NatWest Markets transfer scheme

In anticipation of the UK's departure from the European Union on 29 March 2019, the RBS Group has been making its Dutch subsidiary, NatWest Markets N.V., operationally ready to serve NatWest Markets Plc customers who are incorporated or located in the European Economic Area (“EEA”). On 22 February 2019 the Court of Session in Scotland approved the RBS Group's petition for an order under Part VII of the Financial Services and Markets Act 2000 for the replication of master trade documentation for non-UK EEA customers and the transfer of certain existing transactions of EEA customers from NatWest Markets Plc to NatWest Markets N.V. (the Scheme).  The effective dates of the Scheme will now be as follows:

(i) 22 March 2019 - for Phase 1 of the Scheme, where master documentation with NatWest Markets Plc will be replicated with NatWest Markets N.V.; and

(ii) a date between 23 March and 31 December 2019 - for Phase 2 of the Scheme, which will transfer certain existing transactions for some EEA customers (as at the Phase 2 Effective Date) from NatWest Markets Plc to NatWest Markets N.V. The flexibility of Phase 2 is designed to take advantage of any transitional period or other possible outcomes of the Brexit negotiations. NatWest Markets Plc and NatWest Markets N.V. will provide non-UK EEA customers with ten business days’ notice.

We are a financial services company, providing a wide range of products and services to personal, commercial, large corporate and institutional customers.

Our purpose is to serve customers well. We are building a safe, simple and customer-focused bank. To do so we are doing business in a way that aligns with our values and considers the longer-term impacts of our decisions and actions. Underpinning that ambition is our blueprint for lasting success.

Assurance

The scope of work performed by the Group’s independent auditor as part of their review of other information included in the 2018 Annual Report and Accounts is described in the Independent auditor’s report to the members of The Royal Bank of Scotland Group plc on pages 178 to 179. In addition, The Royal Bank of Scotland Group plc appointed Ernst & Young LLP to provide limited independent assurance over selected sustainability content marked with (*) within the Strategic Report, as at and for the period ended 31 December 2018. The assurance engagement was planned and performed in accordance with the International Standard for Assurance Engagements (ISAE) 3000 Revised, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information. An opinion was issued and is available on rbs.com. This opinion includes details of the scope, respective responsibilities, work performed, limitations and conclusions.

Further information on environmental, social, employee and human rights matters is available on the Sustainable Banking webpages on rbs.com.

Why go online?

Many shareholders are now benefitting from more accessible information and helping the environment too. If you haven’t already tried it, visit our online Annual Report.

rbs.com/annualreport

Strategic Report

An overview of our business performance, including our external operating environment and how we are building a more sustainable bank.

2018 highlights	5
Chairman’s statement	7
Chief Executive’s review	9
Our operating environment	11
Building a more sustainable bank	15
Our business performance	25
Our investment case and outlook	29
Risk overview	31
Governance at a glance	35

Business Review The financial performance of our business and our operating segments.

Governance A detailed review of our corporate governance and remuneration, including the Report of the directors and annual report on remuneration.

Capital and risk management Disclosures on our capital, liquidity and funding position and a detailed overview of the management of key risks relating to our business operations.

Financial Statements Our audited financial statements and related notes, including our Independent auditor’s report.

Risk Factors A description of certain risk factors that could adversely affect our future results, financial condition and prospects and cause them to be materially different.

Approval of Strategic Report

The Strategic Report for the year ended 31 December 2018 set out on pages 4 to 36 was approved by the Board of directors on 14 February 2019.

By order of the Board.

Company Secretary

Aileen Taylor

14 February 2019

Chairman Howard Davies	Executive directors Ross McEwan Katie Murray	Non-executive directors Frank Dangeard Alison Davis Patrick Flynn Morten Friis Robert Gillespie Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

2018 Highlights

How we have performed on Our Priorities

Strength and sustainability

Operating profit before tax

£3,359m
2018

£2,239m
2017

Profit attributable to ordinary shareholders

£1,622 million
2018

£752 million
2017

Income

£13,402m
2018

£13,133m
2017

13p Dividend per share in 2018

£1.6 billion
Total proposed dividend to shareholders

£1.0 billion
Will be returned to UK taxpayer

CET 1 ratio [1]

16.2%
2018

15.9%
2017

Return on tangible equity [2]

4.8%
2018

2.2%
2017

Net interest margin

1.98%
2018

2.13%
2017

Customer experience

8.6 million
2018

8.1 million
2017

Digitally active users
(online and mobile)

Our Commercial Bank is the largestsupporter of UKbusiness

British Bank Awards 2018 Best Banking App: NatWest

Best Private Bank in the UK: Coutts

Note:

(1)              Based on end-point Capital Requirements Regulation (CRR) Tier 1 capital and leverage exposure under the CRR Delegated Act.

(2)              Return on tangible equity is calculated using profit for the period attributable to ordinary shareholders.

Simplifying the bank

	Year	Value
Other operating expenses [1]	2018	£7,359 million
	2017	£7,637 million
Cost:income ratio [2]	2018	71.7%
	2017	79.0%
Risk-weighted assets	2018	£188.7 billion
	2017	£200.9 billion

Employee engagement

Employee engagement score

2018	2017
86%	83%

Female representation in our top c.4,000 roles

2018	2017
45%	44%

Women in Finance

2018 'Women in Finance Awards Employer of the Year'

Supporting sustainable growth

Lending in our personal and commercial business [3]

2018	2017
£296.7 billion	£298.5 billion[5]

Gross new mortgage lending [4]

£32.8 billion 2018

£33.9 billion 2017

Gross lending to SMEs and mid-corporates in Commercial Banking

2018	2017
£30.0 billion	£30.7 billion

The only UK Bank to be included in the DJSI World and Europe Indices.

Retained our position in the FTSE4GOOD Index Series.

Over one million Financial Health Checks in 2018(*).

Awarded 'highly commended' at the Ethical Corporation awards for Climate Action.

Notes:

(1) Operating expenses excluding litigation and conduct costs of £1,282 million (2017 – £1,285 million), strategic costs of £1,004 million (2017 - £1,565 million) and a VAT release of £86 million in 2017.

(2) Operating lease depreciation included in income of £121 million (2017 - £142 million).

(3) Comprises customer loans in our UK Personal & Business Banking, Ulster Bank RoI, Commercial Banking, Private Banking and RBS International operating segments.

(4) Comprises gross new mortgage lending in our UK Personal & Business Banking, Ulster Bank RoI, Private Banking and RBS International operating segments.

(5) 2017 includes an £1.8 billion reduction in net loans to customers as a result of asset reclassifications in 2018.

In 2018 the bank delivered a good financial performance, despite an uncertain economic outlook and a highly competitive environment. Paying a dividend for the first time in a decade showed continued progress in building a stronger, safer bank that is capable of delivering improving returns for shareholders.

A pre-tax operating profit of £3.4 billion and an attributable profit of £1.6 billion represent a more consistent financial performance, following a return to profitability in 2017. We achieved that improvement through stable income generation - despite the low interest rate environment – as well as by reducing operating costs and de-risking the balance sheet further.

With the bank financially stronger and the largest legacy issues resolved, the Board and Management Team are focused on delivering a more consistent and improved level of customer service across all areas. Customers’ expectations of all service providers are high and the range of competitors in the market using diverse delivery mechanisms is as wide as it has ever been.

Shareholder returns and privatisation

Our stronger financial position has enabled us to provide clarity on how we intend to return excess capital to shareholders. We believe that to sustain a sound bank of this kind we need a strong capital base. We paid our first ordinary dividend in a decade of 2 pence per share at our 2018 interim results. We are pleased to announce that, subject to shareholder approval being obtained at the 2019 Annual General Meeting, we will pay a final dividend of 3.5 pence per share and a special dividend of 7.5 pence per share. Together this will mean over £1.6 billion in capital returns to shareholders for the Financial Year 2018. We expect to maintain ordinary dividends of around 40% of attributable profit.

The bank received approval from shareholders on 6 February to buyback shares - equivalent to 4.99% of the Group’s issued share capital - from HM Treasury. Any buyback of these shares will be at the discretion of HM Treasury, however this approval provides another mechanism to return excess capital to shareholders in an efficient way.

The journey towards a return to private ownership continues and further progress was made in 2018. In June, the government undertook a further sell down of its majority stake in the bank, selling 925 million shares, raising total proceeds of £2.5 billion, and reducing its stake to 62.3%. In addition, the Chancellor indicated in the Autumn Budget that the UK government plans fully to exit its ownership of RBS by 2024.

Brexit and the economy

The Brexit process continues and we have planned for a range of scenarios associated with exiting the European Union. We have put in place plans that will enable us to continue to serve our customers in continental Europe. We have our Dutch Banking entity in Amsterdam and we are in the final stages of seeking approval for two branches in Frankfurt, which we expect to be operationally ready if required, to support among other things the continued clearing of euro payments. These actions are prudent given the uncertainty and will allow us to serve our large corporate customers in Western Europe while we wait for clarity on the terms of the deal.

In the UK, we are seeing large corporate customers delay investment decisions until they have more detail on the outcome of the Brexit process. As one of the largest commercial lenders in the UK we recognise our responsibility to provide support at a highly uncertain time.

As a predominantly UK and RoI focused bank, our performance and lending growth will broadly reflect those economies. UK economic growth remained behind its long term average in 2018. While the inflationary pressure induced by sterling’s depreciation post the EU referendum subsided, consumer confidence remains muted. It remains to be seen what fiscal and monetary policy levers the Bank of England will pull in the event of an economic downturn, but lower interest rates for longer would affect the bank’s ability to deliver significant income growth.

Progress on resolving our legacy issues

The bank resolved its remaining major legacy issues in 2018. We settled the US Department of Justice investigations into our historic (pre-2007) activities in the US RMBS market in August 2018. While settling this long-running issue was welcome, the £3.6 billion settlement was a stark reminder of how in the past this bank failed to put the interests of customers first.

We have seen good progress on the revised scheme to satisfy our remaining State Aid obligations. In 2017, Her Majesty’s Treasury agreed with the European Commission a two part scheme comprising of a Capability & Innovation Fund, and an incentivised transfer of some of our Small and Medium sized Enterprise customers who were due to move to Williams & Glyn. We welcome the progress that the independent body Banking Competition Remedies Ltd has made and are operationally ready to fully support the switching scheme and impacted customers at its launch.

Ring-fence regulation

In 2018, we continued to reshape the bank in response to UK ring-fencing legislation. This involved transferring 4.5 million customers between different legal entities. In July, we reached a key milestone when the Scottish Court approved the bank’s request to transfer the customers who were affected by a change in legal entity. We also introduced some significant changes to the way our Boards operate to comply with regulatory requirements. We met the PRA deadline on 1 January 2019 and are fully ring-fence compliant. This has been a complex project and I am pleased it has been undertaken with minimal impact on customers.

Building a more sustainable bank and community engagement

We are aware of our responsibilities to the communities we serve, given the central role we play in the economy. In 2018 we provided £30.4 billion in gross new lending to UK homeowners and supported over £100 billion of lending to UK businesses, as we helped our customer continue to grow.

Our volunteering and fundraising partnerships continue to make a difference for the communities we serve. In 2018, our employees supported a wide variety of charities raising £4.4 million through their giving and fundraising efforts. Our flagship financial education programme, MoneySense, met its annual targets. Since 2015, we have reached 1.8 million young people and RBS employees have supported 59,000 in-school workshops.

Last year, we witnessed a growing focus on climate change from regulators and investors. In 2017, the bank publicly committed its support of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) - a voluntary set of guidelines encouraging consistent climate-related disclosures in annual reporting. We have now committed a further £10 billion to the Sustainable Energy sector by 2020. This will include continued financing of low carbon generation as well as energy efficiency projects, such as in the real estate sector, and alternative fuelled vehicles.

Shareholders

We have continued to engage actively with our shareholders. A resolution to establish a formal Shareholder Committee was requisitioned by a group of shareholders at our AGM in 2018. It did not receive approval, in part, we believe, because we have made efforts to engage with shareholders large and small. Our investor relations efforts are highly rated. Our Sustainable Banking Committee has met a wide range of stakeholders for a number of years. Last year we held retail shareholder events in Glasgow and Birmingham. The events gave shareholders the opportunity to meet with our Board and ask questions on performance and strategy. Feedback was positive and we plan to hold more events in 2019.

Diversity and inclusion

In 2014, we set ourselves a target to have at least 30% of roles in the three most senior levels of each of our businesses filled by women by 2020. In 2018, on aggregate across the bank, this representation stands at 37%. We also are aspiring to achieve full gender balance at all levels of our business by 2030.

We are focused on becoming a more ethnically diverse organisation, to reflect the communities in which we operate. We introduced formal UK targets in 2017 to improve the proportion of non-white colleagues in our top 4 leadership layers, to at least 14% by 2025, and are already making good progress against this, with 8% representation.

Board changes

We were pleased to welcome Patrick Flynn to the Board on 1 June 2018. Patrick’s appointment further strengthens our overall board composition and supports succession planning. Brendan Nelson will step down as Chairman of the Group Audit Committee with effect from 31 March 2019 at which time Patrick will assume the role of Chairman of the Group Audit Committee. Brendan has indicated that he will not stand for re-election at the 2019 Annual General Meeting. I’d like to thank Brendan for his significant contribution since joining the Board as a Non-Executive Director in 2010. The Board and the wider organisation have benefited from his extensive knowledge and experience and his presence will be greatly missed.

Penny Hughes resigned as a non- executive director on 30 May and Ewen Stevenson resigned as Chief Financial Officer and Director on 30 September. I would like to thank Penny and Ewen for all their hard work and dedication to RBS.

As a result of Ewen’s resignation we appointed Katie Murray as Chief Financial Officer, effective from 1 January 2019. Katie brings nearly 30 years of finance and accounting experience in capital management, investor relations and financial planning to the role. She has already contributed significantly to RBS over the last three years.

Conclusion

Overall, the Board is pleased with the bank’s performance in 2018 during a period of significant uncertainty in the macroeconomic environment. We dealt with our last major outstanding legacy issue, reduced our cost base, delivered lending growth in a tough operating environment and paid our first dividend in a decade. We still have more work to do to reach our 2020 ambitions, but we continue to make good progress on improving returns for shareholders and delivering better service for customers.

2018 was a year of strong progress on our strategy - we settled our remaining major legacy issues, paid our first dividend in ten years and delivered another full year bottom line profit. However, while our financial performance is more assured, we know that a significant gap remains to achieving our ambition to be the best bank for customers. We are fully focused on closing this gap.

Today we are reporting a pre-tax operating profit of £3.4 billion and a bottom line attributable profit of £1.6 billion for 2018. In addition, we are pleased to propose a full year ordinary dividend of 3.5 pence per share, and a special dividend of 7.5 pence per share. These are in addition to the ordinary dividend we paid at our interim results. Together, we will have returned £1.6 billion to shareholders, and around £1 billion to the UK taxpayer in dividends. We also have shareholder approval to participate in a directed buyback should the government seek to dispose of a portion of its shares.

The UK economy faces a heightened level of uncertainty related to the ongoing Brexit negotiations. We have continued to support our customers, providing £30.4 billion in gross new UK mortgage lending in 2018, and Commercial Banking made or renewed commitments of around £30 billion of term lending facilities to mainly UK businesses. Our Commercial and Business Banking businesses supported total lending of more than £100 billion in 2018.

We have also committed an additional £2 billion to our Growth Fund to support British business, taking the total fund to £3 billion. This fund is helping businesses manage their supply chains in what is a very uncertain time. These actions help maintain our position as the largest supporter of UK business.

A good financial performance in uncertain economic conditions

Our financial performance is good, given the uncertain economic outlook. In 2018, we continued to take costs out of the business and reduced operating expenses by £278 million. This means that we have now reduced operating costs by more than £4 billion in five years.

Our long-term target remains to reach a cost to income ratio of below 50%, however we note that as an industry we are required to carry additional costs to deal with Brexit and the ongoing operational obligations of ring- fencing. Given the continued low rate environment and highly competitive mortgage market, coupled with the uncertainty in the economy, income remains under pressure. We continue to focus on cost reduction to ensure we are preparing our business for the future and to meet our customers and shareholders needs.

In 2019, we are committing to reducing our operating costs by c.£300 million. Our consistent delivery on cost targets in recent years gives me the confidence we will achieve this.

Our strategic plan has served us well and we will continue to focus on our five key priorities, as set out below, as we strive to become the UK and Republic of Ireland’s best bank for customers.

Strength and Sustainability

The bank’s financial strength is much improved. Our Common Equity Tier 1 ratio has increased from 8.6% at the end of 2013 to 16.2% at the end of 2018. This progress helped us to obtain a clear pass in the 2018 Bank of England stress test - a very important milestone. Alongside our financial strength we have continued to build greater resilience into our systems, helping to protect our customers who are at greater risk of fraud and scams more than ever before. We are the first and only UK bank to partner with National Trading Standards on their Friends Against Scams initiative. More than 31,000 colleagues completed the training in 2018 and we have committed to training a million customers by 2020.

Customer Experience

While our financial performance is more assured, we know that a significant gap remains to achieving our ambition to be the best bank for customers. We are very aware that we need to deliver better service, more consistently. The Competition and Markets Authority (CMA) results, which now provide the public with a ranking of banks’ performance for customers, bring this into sharp focus. With the large major legacy issues behind us, we are putting all of our focus into improving our customer experience.

We are investing in innovation, with £1 billion committed to invest in 2019 aimed at improving legacy systems and delivering better solutions for customers. We continue to develop our mobile app which for NatWest now scores +41 for customer advocacy.

Our Commercial Bank, the UK’s largest supporter of business, remains ahead of the rest of the market for customer advocacy and in Coutts we have a market leading private banking brand.

Customers want and need to do their banking quickly and safely. When we help them to do this, and combine it with expert advice, we see advocacy scores increase. That is how we are focusing the business, and we are confident the changes we are making will deliver a consistently higher quality of service.

Simplifying the Bank

We are a simpler bank, but we can’t yet call ourselves simple to deal with. While we are now more efficient with a lower cost base, as we have shrunk in size, many of our processes are still too difficult for our customers to deal with, and are frustrating for our colleagues as they try to serve our customers.

Whether it is booking travel, watching a film or shopping online, customers now expect a fast and reliable service. Banking is no different from any other customer focused industry, and we are responding to those changes in customer behaviour.

Our first digital lending journey for Commercial Banking customers is now live. The new platform allows existing customers to apply digitally for secured and unsecured loans up to £750,000, subject to eligibility criteria. Customers are able to complete their loan application in a matter of minutes, and usually get a decision in principle within 24 hours. We have simplified and streamlined the customer experience, giving our customers a rapid response, all the while supported by the vast industry knowledge and insight of our Relationship Managers.

We are also embracing artificial intelligence (AI), which is helping us lower our cost base and deliver a 24/7 customer experience . Take Cora for instance –our AI Chat Bot which we launched in partnership with IBM Watson - she now handles an average of 83,000 queries a week. Given the success in the personal business, we have recently rolled out Cora to Commercial Banking.

Supporting sustainable growth

Supporting our customers’ ambitions is a key part of our role in society. We have focused on growing lending in our target markets. Gross mortgage lending in UK Personal and Business Banking increased £1.5 billion in 2018, and we helped around 45,000 customers buy their first home. Our support doesn’t only extend to lending, we now have 12 NatWest accelerators. These hubs make up the UK’s largest fully-funded business accelerator network, capable of supporting up to 1,000 entrepreneurs.

NatWest Markets continued to support large corporate customers with a range of financing needs in 2018. Our FX team was voted number one for customer satisfaction in the 2017 Greenwich Associates FX Survey and we helped clients raise £312 billion on the debt capital markets.

Employee engagement

The turnaround of the bank would not have been possible without the hard work and determination of our colleagues. Over the last four years we have seen a significant reduction in the number of roles across the bank, as a result of divestment and restructuring aligned to our strategy. Despite this activity, colleague engagement is at its highest level since we started measuring in 2002. The independent Banking Standards Board report on culture also showed improvements in every category. Of course, there is always more we can do, and we have set stretching targets as we strive to become a more diverse and inclusive organisation.

Innovating and investing to improve customer service

We have taken a dual approach to innovation by transforming our core banking services and delivering new products and services outside of traditional banking. In 2018, we continued to invest in our existing infrastructure, improving system resilience and migrating to latest in cloud technologies. Last year we experienced 19 Criticality 1 Incidents, compared to 318 four years ago.

Our customers continued to migrate to our mobile app during 2018. In UK PBB we now have 6.4 million regular mobile customers, 16% higher than 2017.

Today close to three quarters of active current account customers in UK PBB are regular digital users. Sales through our digital channels in UK PBB are up 19% on last year and now represent almost half of all product sales. Four years ago this figure would have been 26%.

At the same time we are trying new things outside our core banking services. We are piloting Bó and Mettle as two standalone digital banks. Bó is our digital personal bank targeted at helping people to manage their money better. Mettle is our digital bank for business customers.

We are learning a lot from these innovations and applying our findings back into the core bank.

These innovations complement the wider eco-systems that we want to build around key customer experiences – be it buying a home, or running a business. Building or acquiring complementary services to the core banking services we already offer in these areas will allow us to deepen our relationships with customers, and ultimately grow revenue.

2019, a year of focusing forward

In 2019, we will focus forward, into a rapidly changing market. We have set annual goals for 2019 based around our five priorities in order to keep up momentum on the delivery of our strategic plan. There are two areas in particular that we need to focus on – customer experience and simplifying the bank. This year we aim to spend £1 billion on upgrading legacy infrastructure, improving systems, processes and delivering new innovations which will improve our customers’ experience. We will simplify the bank further in 2019, given this we have set a operating cost reduction target of c.£300 million for 2019, and continue to strive for a sub 50% cost to income ratio.

We have made good progress on making RBS a much simpler, safer and more customer focused bank. From a position of capital strength, we will aim to improve returns for you, our shareholders.

Our operating environment

Key economic indicators

UK GDP grew by 1.4% in 2018, down from a 1.8% rise in 2017. Weaker business investment has been a contributing factor. Between Q3 2018 and Q4 2018, business investment fell by 1.4%, the fourth consecutive quarterly decline, meaning investment was 3.7% lower in Q4 2018 compared with a year previously. Business borrowing increased slightly towards the end of 2018, with loans to non-financial companies up 2.6% in the year to December 2018, compared with 2.1% at the end of 2017. However, within that, it was larger firms who were primarily responsible for the growth in lending (up 4% in the year to December 2018). In comparison, SMEs loan growth was 0.1% year on year. Annual inflation hovered just above the Monetary Policy Committee’s target in December 2018, at 2.1%.

The labour market remained strong with employment rising further to a new record 32.5 million in the three months to November 2018 compared to 32.2 million for the three months to November 2017. This helped push unemployment down to 4.0% in the three months of November 2018, compared to 4.4% at the end of 2017. Pay growth rose to 3.4% in the three months to November 2018 and vacancies reached new highs. The Bank of England’s mounting concerns that the pace of activity is exceeding the potential growth rate of the UK economy prompted a rise in the Bank Rate to 0.75% in August 2018, the second increase since November 2017. However, the Bank of England signalled it expects UK economic growth to slow again in 2019 and therefore envisages any further tightening to be gradual and limited, contingent on the nature of the UK’s withdrawal from the EU.

NatWest
MoneySense
We're a MoneySense accredited school
Committed to financial education and helping our pupils towards a better financial future.
mymoneysense.com/natwest

Making sense of money

Through MoneySense, our flagship financial education programme for 5-18 year olds, we have helped over 6.5 million young people to be more financially aware. During 2018, our employees helped over 77,000 young people learn about money through our MoneySense volunteer workshops in schools.

Money management is an essential life skill that, prepares young people for adult life as well as contributing positively to communities and wider society.

In a fast-changing, digital world it's important that young people have the skills, knowledge, and confidence to manage their money well. MoneySense goes beyond the basics of budgeting and saving, with curriculum-based lessons that also explore fraud and scams, the connection between unmanageable debt and negative emotions and the dangers of money muling.

The programme won Gold for Best Educational Programme at the Corporate Engagement Awards in 2018 and, as MoneySense enters its 25th year, we are proud of the difference it's making to young people and our communities.

Key influences in our operating environment

The environment in which we operate influences our ability to serve customers and create value for the long term.

Every year we assess the importance and materiality of external influences both in terms of their relevance to our stakeholders (including customers, investors, policy makers, bank representatives and topic specialists) and their potential commercial impact on the bank.

In 2018 the key influences review involved interviews with internal and external stakeholders and a cross-bank workshop.

The results help evaluate our performance in the context of wider societal issues, inform the bank’s future strategy and stakeholder engagement.

For more on our key influences process refer to the Sustainable Banking pages on rbs.com

Understanding the key influences in our operating environment

Shorter term considerations

UK productivity & economic growth

The UK economy continued to grow in 2018, albeit below its long-term trend. RBS’s performance is strongly tied to the economic performance of the UK economy. With the short and long-term outlook for the UK and global economy remaining uncertain, RBS recognises its role in supporting productivity and economic growth.

Political landscape

Political risks continue to evolve with uncertainties related to Brexit.

Generating sustained returns

To generate sustained returns to its stakeholders, RBS needs to have a robust business model with a well- managed cost base that adapts and responds to changing socio-economic and environmental factors.

Technology & innovation

Digital maturity is seen as critical to the future success of RBS as the banking sector goes through a period of rapid technological change. Together with digital innovation and ongoing efforts to reduce costs, there is potential for significant disruption to traditional banking business models.

Changing customer expectations

Customers’ lives are following less predictable paths. RBS needs to continue helping customers with new ways to bank while meeting personalised service expectations and catering to a broad range of lifestyles and differing levels of digital and financial understanding.

Competition

Regulators continue to encourage competition in the banking sector, with January 2018 seeing the arrival of Open Banking and Payment Services Directive 2 (PSD2). To respond to growing competitive pressures, RBS will need to continue to improve the bank’s products and services in order to increase market share.

Reputation & trust

A significant level of trust is required to ensure RBS is sustainable for the long term. Continued efforts to restore trust and safeguard reputation remain a key focus area.

Conduct & litigation

Although RBS has resolved the majority of legacy conduct issues and litigation costs are falling, the focus remains on putting in place and maintaining measures to prevent future issues related to conduct.

Cyber security

With the increasing possibility of significant scale attacks resulting in data breaches and ultimately, damaging consumer trust, RBS must continue to build on a multi-layered approach to cyber security and continue to take part in industry-wide initiatives to monitor and anticipate developments.

Operational resilience

2018 has seen heightened media coverage on the operational competency of UK banks, including data breaches and technology failures. To provide continuity of service for customers with minimal disruption, RBS must continue to monitor and assess a diverse array of threats, both external and internal, as well as developing, strengthening or adapting existing control capability to be able to absorb and adapt to such disruptions.

Banking regulation

RBS continues to operate in an increasingly complex regulatory environment. Regulatory and legislative focus is broadening from banking regulation to include non-banking specific regulation, for example relating to artificial intelligence and climate change.

Longer term considerations

Inclusion & diversity

Building a more inclusive RBS is essential for our customers and colleagues. We will only achieve our ambition to be number one for customer service, trust and advocacy if we understand the needs of all of our people and our customers.

Culture, engagement & wellbeing

A healthy culture and engagement are critical drivers for overall performance and wellbeing, underpinning the bank’s long-term success.

Skills, capabilities & reward

RBS faces competition for skilled people. Recruiting, developing and retaining talent remains a key priority.

Climate and sustainable finance

As the scientific evidence on climate change becomes even clearer, RBS needs to further embed climate risk in its existing risk management framework and proactively assist its customers and clients with the transition to a low carbon economy.

Financial capability

Against a backdrop of increased focus on debt, fraud and customers in vulnerable situations, RBS has a key role to play in supporting customers to use our various banking channels and manage money well on a day to day basis, through significant life events and during periods of financial difficulty.

Social inequality & financial exclusion

Squeezed incomes, the “gig economy” and rising cost of living means many UK consumers find themselves in precarious financial situations. Access to mainstream financial services coupled with a lack of digital footprint and skills remains a concern across a number of stakeholders.

Housing

Housing is a major expense for most people and in many parts of the UK there are concerns about the affordability, standard and availability of housing. RBS is a major mortgage provider and also lends to the housing and construction sectors.

Where to find out more

Building a more sustainable bank

Our Stakeholders

Having an understanding of our impact across all stakeholders, and engaging them in ways that allow their views to be heard, continues to help inform our strategy.

Topic Specialists

Includes consumer groups, non-governmental organisations, and academics. They research, advocate and campaign to influence change on behalf of customers, communities and the environment.

Media & Public Voices

Includes journalists and social media influencers. They bring issues affecting customers, communities and the environment to public attention through multiple channels.

Customers

All individual and business customers, past, present and future.

Investors

Includes UK Government Investments, retail and institutional investors. They are interested in financial and non-financial performance in the short, medium and long term.

Policy Makers

Includes politicians, government and regulators. They take issues through consultations and into policy reform. They make recommendations, regulations and the law.

Bank Representatives

Includes colleagues, suppliers, and partners. They are responsible for product and service delivery and are the face of our brands.

Below are four examples of engagement that have informed the bank's strategic thinking in 2018:

Colleague Advisory Panel
Set up as a pro-active response to changes in the UK Corporate Governance Code, the panel is an additional channel for colleagues to engage directly with the Board. Approximately twenty colleagues from across the Group will meet twice a year to discuss key issues.

"This is a great opportunity for the Board to gather opinions on important topics and for colleagues to share their views on issues ranging from the bank's strategy to social purpose, wellbeing and inclusion."

Lena Wilson
Colleague Advisory Panel Chair

Climate and sustainable finance Engaging with investors, regulators, academics and campaigning NGOs was key to advancing our climate strategy in 2018. Their views fed into our policy changes on mining, power and oil and gas sectors.

"The strengthened energy financing policies of RBS implement many of ShareAction's recommendations for more robust management of climate- related risks. They also make RBS the bank with the strongest energy sector policies out of the top five UK banks."

ShareAction, May 2018.

Artificial Intelligence and Ethics
The Sustainable Banking Committee and Technology Innovation Committee hosted a joint engagement session to debate ethical considerations surrounding Artificial Intelligence.

A table of 2018 stakeholder engagement issues and outcomes can be found on the Sustainable Banking pages at rbs.com

Customer sentiments and opinions were captured by film and external experts presented their views and gave insight.

"The strategy should be to collaborate, map everything out on AI in a systematic way – and engage."

Tom Ilube
Technology Advisory Board Member

Customer Listening Event Consumer advocacy group Which? hosted a listening event with NatWest customers. Our CEO and senior management team heard views on service, products and ways to bank.

"The evening was a another great opportunity to engage directly with our customers outside of our day to day interaction. Listening to, and acting on customer feedback is vital in our efforts to improve customer service."

Ross McEwan
Chief Executive

Creating a Healthy Culture

Building a healthy culture is one of our core priorities. We have clear cultural goals to reinforce Our Values and set ourselves cultural priorities each year, regularly engaging our management. We gather feedback from our colleagues through our listening strategy, and through metrics and key performance indicators to assess our progress and respond accordingly.

We do this along with feedback from regulators and industry bodies.

Almost 60,000, 80%, of our colleagues completed our most recent opinion survey, the highest participation in the last five years. The results were the most positive we have seen since we started measuring engagement in 2002 and showed we are changing the culture of the bank for the better. Key measures of engagement, leadership and our culture have improved significantly, and we are now above the global financial services norm in all of our comparable survey categories. The results are encouraging, and show that our hard work is paying off. However, we recognise that we have more to do to continue to nurture this culture, and we encourage colleagues to tell us what they think via the bi-annual colleague survey and our regular comments boards. When colleagues wish to report concerns relating to wrong doing or misconduct one of the ways in which they can do this is by raising their concerns via Speak Up, our whistleblowing service.

Our opinion survey has shown the highest ever score when asking colleagues if they feel safe to speak up, as well as understanding the process of how they do that. In 2018, 480 cases were raised compared to 290 in 2017.

Performance and Reward

Our approach to performance management provides clarity for our employees about how their contribution links to our ambition and all our employees have goals set across a balanced scorecard of measures. Further progress has been made in making sure employees are paid fairly for the work they do and are supported by simple and transparent pay structures. We simplified our Value Account construct, making it easier for our employees to understand the value of their fixed pay and to bring it more in line with industry best practices. We are confident that we pay our employees fairly. We keep our HR policies and processes under review to ensure we do so. In the UK, our rates of pay continue to exceed the Living Wage and we ensure people performing the same roles are paid fairly and consistently. More information on our remuneration policies can be found in the 2018 Directors Remuneration Report in the 2018 Annual Report and Account’s.

Developing Skills and Capabilities

We have launched the NextGen talent development programme for high potential colleagues at managerial level, helping them become the future leaders we need. The learning opportunities available through the programme align to the bank’s Critical People Capabilities. There are five people capabilities that we have identified that will help build the right knowledge, skills and behaviours and help the bank to be successful now and in the future. We have developed a Capability Checker to support our colleagues in identifying the capabilities most relevant to their current and future roles, aligning learning to those capabilities.

Our Female Development Programmes focus on supporting women to reach their full potential and manage their careers effectively. They support our aspiration to be fully gender balanced by 2030.

Sales Excellence is our complete bank-wide sales programme.

It teaches the tools and techniques that enable those in sales roles to be the best at ethical, needs-based selling. It covers both core and advanced techniques that help to uncover the full financial needs and goals of customers and present compelling options on the ways we can help. Over 60% of the appropriate colleagues have already completed a Sales Knowledge Assessment level 1 and training for all front line sales colleagues, sales specialists and sales leaders is underway.

Health and Wellbeing

As a strong component of making RBS a great place to work, wellbeing initiatives have successfully delivered against three pillars; Physical, Mental and Social with the final fourth pillar, Financial Wellbeing well established and continuing to build momentum.

Our internal wellbeing index has increased by 3% taking us 1% above other high performing norm companies. We continue to embrace the rapid acceleration of digital wellbeing by offering our colleagues online and on-site wellbeing tools and resources. This year we’ve seen over 20,000 onsite health checks completed across a number of our keyhubs. We continue to support the Time to Change pledge and this year launched our new wellbeing campaign Live Well, Being You. Our month long wellbeing campaign in May 2018 focused on each of our four pillars with a specific focus on Mental Health Awareness Week and World Mental Health Day in October 2018. In 2018 we again supported our colleagues through change and have fully utilised the services of our Employee Assistance Programme.

2018 Gender profile (*)

Grade	#Women	#Men	%Women
CEO – 1	7	9	44
CEO – 2	37	72	34
CEO – 3	243	412	37
CEO – 4	1438	1760	45
Target population (CEO – 3 and above)	287	493	37

Note: We report to reflect our organisational (CEO) levels. This method more accurately describes our gender balance at leadership/pipeline levels. As well as being more reflective of our organisational structure, this enables comparison to be made externally.

	Male	Female
Executive Employees	76 (75%)	26 (25%)
Directors of Subsidiaries	220 (80%)	54 (20%)

There were 376 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries.

Human rights and Modern Slavery Act

At RBS we are committed to our responsibilities to respect and uphold human rights across our business and sphere of influence. The Modern Slavery Act 2015 (MSA) forms part of our approach to human rights.

Our second statement is available on our corporate website alongside our Human Rights Position Statement. Our approach covers our customers, our people and our suppliers.

Our Customers

Our relationship with our customers is governed by a wide range of risk considerations, including our Anti-Money Laundering (AML) and Environmental, Social, and Ethical (ESE) risk assessments on current and new customers, to consider whether any of their activities carry human rights infringements.

Our People

All of our people are legally recruited subject to local jurisdiction and in the UK must meet 1998 Immigration Act requirements.

The bank also has policies and processes such as ‘Our Code’, the ‘Yes Check’ and ‘Speak Up’ and is an early adopter of the Living Wage to support the banks position on Modern Slavery.

Our Suppliers

In 2018 we updated and enhanced our Sustainable Procurement Code, now referred to as the Supplier Code of Conduct (SCoC) (available on rbs.com). The SCoC continues to be a contractual requirement - we expect our suppliers to uphold the same values and commitments we have made on social and environmental impacts.

Our Values

Doing the right thing

■                 We do the right thing.

■                 We take risk seriously and manage it prudently.

■                 We prize fairness and diversity and exercise judgement with thought and integrity.

Thinking long term

■                 We know we succeed only when our customers and communities succeed.

■                 We do business in an open, direct and sustainable way.

Working together

■                 We care for each other and work best as one team.

■                 We bring the best of ourselves to work and support one another to realise our potential.

Serving customers

■                 We exist to serve customers.

■                 We earn their trust by focusing on their needs and delivering excellent service.

Measuring Customer Advocacy

We track customer advocacy for our key brands using the net-promoter score (NPS), a commonly used metric in banking and other industries across the world. This is measured through independent customer surveys in which customers are asked how likely they would be to recommend their bank to a friend or colleague, on a scale of 0-10, with a score of 10 being ‘extremely likely’ and 0 being ‘extremely unlikely’.

Our Performance

We are aware that there is a significant gap to achieving our ambition to be No. 1 for customer service, trust and advocacy. Colleagues across the bank are fully focused on delivering a more consistent service which is right first time. In addition, our digital innovations continue to attract strong customer advocacy, proof that when we get the product and service proposition right, our NPS improves.

Latest Scores

Our brands are our main connection with customers. Each takes a clear and differentiated position with the aim of helping us strengthen our relationship with them. For this reason we measure customer advocacy by brand.

Personal Banking

Improvements in customer service have been offset by branch closures which have reduced customer advocacy.

This has been most keenly felt for the Royal Bank of Scotland whose reputation continues to be impacted by legacy issues.

NatWest and Royal Bank of Scotland data sourced from Ipsos MORI FRS using 6 month rolling data. Latest base sizes: 3,111 for NatWest (England & Wales); 421 for Royal Bank of Scotland (Scotland). Based on the question: “How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?” Base: Claimed main banked current account customers. Ulster Bank data sourced from Coyne Research using 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”. Latest base sizes: 274 Northern Ireland; 297 Republic of Ireland.

Business Banking

Business Banking continues to be affected by operating model charges. Our Business Banking customers have also been heavily impacted by branch closures.

Source: Charterhouse Research Business Banking Survey, YE Q4 2018. Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: 1134 for NatWest (England & Wales), 455 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Commercial Banking

Our Commercial Banking NPS has fallen recently, however it remains ahead of the rest of the market. Our NatWest and Royal Bank of Scotland brands are ahead of the rest of their respective markets.

Source: Charterhouse Research Business Banking Survey, YE Q4 2018. Based on interviews with businesses with an annual turnover over £2 million. Latest base sizes: 558 for NatWest (England & Wales), 103 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank.

Data weighted by region and turnover to be representative of businesses in Great Britain.

Trust

We measure Trust by asking customers “how much do you trust the bank to do the right thing?” Scores for NatWest have fluctuated during 2018 and, over the last five years, have improved in line with the market. Trust in the Royal Bank of Scotland has also improved over the last five years, but legacy issues are still in customers’ memories and it remains the least trusted bank in the sector.

Source: Populus. Latest quarter’s data. Measured as a net % of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: 891 for NatWest (England & Wales), 215 for Royal Bank of Scotland (Scotland).

How we create value

Our long term success is dependent on serving our customers well and generating value for society through our products, services and facilities.

3. How we create value for our customers and society

Protecting our customers	▪ Prevented 598,174 cases of attempted fraud amounting to £251.7 million in the UK(*). ▪ Trained over 150,000 colleagues and customers as part of Friends Against Scams' commitment to provide training to one million people across the UK by end 2020.	**Keeping money safe and accessible for our customers**
Building financial capability	▪ Over one million Financial Health Checks with our personal, private and business customers(*). ▪ MoneySense has been running for over 24 years, during which it has helped over 6.5 million young people learn about money.	**Empowering customers to make better financial decisions and achieve their goals**
Jobs and the economy	▪ One of the largest UK employers with a workforce of 67,400. We recruited 231 graduates and 285 apprentices. ▪ Payment of £1.36 billion in tax to the UK Government, which supports central government and local authority lending[1]	**A responsible business supporting employment across the UK and Ireland**
Supporting enterprise	▪ £30.0 billion gross lending to SMEs and mid-corporates in Commercial Banking. ▪ More than 390 jobs created by businesses participating in NatW st's Entrepreneur Accelerator programme since April 2018(*). ▪ Our Skills & Opportunities Fund distributed £1.35 million (from a total £2.5 million) to support people to start or develop a busine now or in th ss future.	**Helping people develop, build and grow businesses**
Improving digital capability	▪ 72% of our active personal current account customers used either mobile or online channels(*). ▪ We have a TechXpert in every branch empowering customers to take advantage of digital and mobile banking.	**Offering customers more choice and ways to bank**
Transition to a low carbon economy	▪ Target of £10.0 billion of funding to sustainable energy projects between 2018 and 2020. ▪ We enhanced our energy lending policies to reduce fossil fuel exposures.	**Addressing the risks and opportunities climate change presents to us and our customers**
Community and charitable giving	▪ Our employees volunteered 100,368 hours. ▪ We supported the Indonesia Tsunami DEC Appeal, raising over £120,000. ▪ Good causes received £4.4 million through colleague generosit y.	**Our colleagues make a difference supporting charities and local communities**
An inclusive culture	▪ Progress continued on our inclusion agenda to value diversity in all its forms to be gender balanced, ethnically diverse, disabili smart and LGB tv innovative.	**Building a great place to work that reflects the society we are proud to serve**
Housing	▪ 45,043 first time buyer mortgage customers(*). ▪ We supported the UK Government's Help to Buy schemes, helping 7,700 customers on a Help to Buy mortgage scheme, totalling £1.4 billion.	**We are helping customers to get onto the property ladder**

We welcome the growing prominence of the Sustainable Development Goals (SDGs). It has helped us to understand our own contribution against the framework and global goals. In 2018, we completed an assessment of our business activities against the SDGs and we are engaging with a range of stakeholders to help us further align our strategy to the SDGs in 2019.

Note:
(1) Comprises £348 million corporate tax, £583 million irrecoverable VAT, £180 million bank levies and £250 million employer payroll taxes.

Our Business Performance

UK Personal & Business Banking

UK Personal & Business Banking provides a comprehensive range of banking products and related financial services to the personal, private and small business segments in the UK. Offering 24/7 banking facilities, customers are served through the NatWest and Royal Bank of Scotland network and distribution channels.

Ulster Bank RoI

Ulster Bank RoI provides a comprehensive range of financial services through Personal and Commercial Banking divisions. Personal Banking provides loan and deposit products through a network of branches and direct channels, including the internet, mobile and telephony. Commercial Banking provides services to business and corporate customers, including small and medium enterprises.

Commercial Banking

Commercial Banking offers comprehensive banking and financing solutions to commercial and corporate customers in the UK. This includes financing business assets and invoices, as well as providing specialist finance and transaction services, through a dedicated network of relationship managers. We continue to digitise the customer experience, through our growing digital channels and propositions.

Private Banking

Private Banking serves UK connected high net worth individuals and their business interests. We continue to focus on delivering the best client experience through a pro-active engagement model which supports clients across both sides of their balance sheet. Our client-centric strategy is focused on improving returns by deepening client relationships and improving our digital banking capabilities to make it easier for clients to deal with us.

RBS International

RBS International serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar and financial institution customers in Luxembourg and London, supported by our market leading brands such as NatWest International and Coutts Crown Dependency. Across our personal banking propositions we continue to maintain our position as market leader in the Isle of Man and top three market positions in Guernsey and Jersey.

NatWest Markets

UK Personal & Business Banking

We are focused on serving customers brilliantly. This means treating customers fairly, offering them flexibility in how they choose to bank with us and offering extra help to vulnerable customers and those in financial difficulty. It also means keeping their funds safe and secure, improving financial capability, and supporting them in the moments that matter.

Despite a highly uncertain economic outlook, and a continued low interest rate environment, we delivered an operating profit of £2,458 million in 2018 as we delivered an operating expense reduction of £347 million in 2018, or 9% compared with 2017.

Gross new mortgage lending in 2018 was £30.4 billion, giving a market share of 11.3% and supporting stock share of around 10%. In achieving this, the business has maintained a prudent approach to risk and pricing, in a very competitive market.

We were the first bank to launch a paperless mortgage process with customers continuing to embrace the simplicity and ease of our market leading innovation. Approximately half of all mortgage applications in Q4 2018 were paperless. As a proactive bank we are using automation and technology to simplify and streamline our key customer journeys. We are also continuing to invest in roles such as Community Banker and TechXperts to help customers get the most from our award-winning digital services including our mobile banking app which now has 6.4 million regular users and was awarded ‘Best Banking App’ at the British Banking Awards in 2018.

We have the third largest branch network across the UK. 99.7% of the UK population live within 15 minutes of a branch, a mobile-van stop or a Post Office location and our fleet of 41 mobile vans serve more than 600 communities each week. We are also proud to have the most professional workforce of any bank in the UK, with over 13,000 colleagues achieving their Professional Banker Certificate.

Ulster Bank RoI

We are focused on our strategic ambition to become the number one bank in the Republic of Ireland for customer service, trust and advocacy. We have continued to deliver on growth in new lending, building lasting relationships with customers and on digital and technological innovation that creates benefits for customers and operational efficiency.

Operating profit was £12 million (€15 million) compared with a loss of £132 million (€151 million) in 2017. Total income was £610 million (€689 million) compared with £604 million (€689 million) in 2017, and operating expenses decreased by £93 million, or 13.8% ( €115 million, or 14.9% in euro terms). Net loans reduced by £0.7 million (€1.0 billion) principally reflecting the successful sale of a portfolio of non-performing loans of £0.5 million (€0.6 billion) which contributed to a reduction in the non-performing loan ratio from 16.7% in 2017 to 11.3% in 2018.

The ‘Help for what matters’ initiative and ‘First Five’ mortgage campaign continued to support lending growth in 2018. New mortgage lending increased by 14% to £1.02 million, or 13% to €1.13 billion in euro terms, compared to 2017, supported by a positive uptake on the market leading two, four and seven year fixed rate products.

We have continued to strengthen our digital proposition in 2018 through enhancements to digital and mobile customer offerings. 69% of our active personal current account customers are choosing to bank with us through digital channels. We introduced a faster, more convenient and secure digital application experience for customers applying for current accounts and personal loans and made further enhancements to the mobile app during the year. Mobile payments and transfers increased 36% on prior year, reflecting the continued customer migration from physical to digital channels.

Commercial Banking

In our position as the largest UK commercial bank(1), with professional relationship management at our core and a strong regional network, we provide deep sector and business insight to help UK businesses and the UK economy succeed. This commitment and support has generated market-leading customer advocacy. In 2018, within total utilised lending of around £90 billion, we either made or renewed commitments for around £30 billion of term lending facilities, of which £18 billion utilised as at 31 December 2018, to our mainly UK-based customers. Additionally at Q3 2018, we provided a further £2 billion of growth funding to help British businesses prepare for the Brexit transition, bringing the total commitment to £3 billion.

Operating profit(2) was £1,358 million compared with £944 million in 2017. Total income(2) was £3,374 million (2017 – £3,238million) and operating expenses(2) decreased by £132 million, or 6.6%, reflecting continued operating model simplification and efficiencies.

In the year, we made £10.5 billion RWA reductions through active capital management activity, leading also to lower impairment loss rates.

Customer banking preferences continue to evolve and we are working hard to anticipate and respond. Approximately 85% of customers now interact with us digitally and we have developed solutions they value. We successfully launched our Bankline Mobile in the Apple app store, while our lending journey now enables customers to apply digitally for loans of up to £750,000 through a self-service application process.

This is the largest value offered by a UK commercial bank, giving customers rapid, digital access to funding decisions, with around 50% of loan applications given a decision in principle in under 24 hours.

Notes:

(1) Market share includes personal bank accounts used as business accounts; includes NatWest, RBS & W&G; Source Charterhouse Business Banking Survey, Q4 2018. Commercial £2m+ in GB. Sample size 3,075; sample size excluding don’t knows: NatWest (598); Royal Bank of Scotland (271). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

(2) Comparisons with prior periods are impacted by transfers in preparation for ring-fencing. The net impact of these transfers on 2017 operating profit would have been to reduce income by £246 million, operating expenses by £10 million and impairments by £72 million. The variances in the commentary have been adjusted for the impact of these transfers.

Private Banking

Through the Coutts and Adam & Company brands, our business provides private banking and wealth management services to UK connected high net worth clients with domestic and international needs. Coutts is recognised as one of the leading private banks, wealth and investment managers in the UK with a 325 year history. A strategy of providing a personal approach to private banking and wealth management, combined with outstanding brand recognition, drove strong customer volumes in 2018.

Operating profit was £303 million compared with £152 million in 2017. Total income(1) was £775 million (2017 – £702 million) and operating expenses(1) decreased by £66 million, or 12.1%, as we continued to focus on front-to-back simplification and the digitalisation of key processes. Net lending growth was £0.9 billion, or 6.7%, compared with 2017. Assets under management have decreased by £1.0 billion, or 4.8%, reflecting negative market movements partially offset by new business inflows of £0.6 billion.

We continue to shift from a physical to a digital client offering as we deliver more innovative solutions. Approximately 60% of clients bank with us digitally, and 94% of clients positively rate our Coutts24 telephony service. We also recently launched Coutts Connect, a social platform which allows clients to network and build working relationships between one another.

We gained further external recognition for our investment management performance having won two Gold awards at the Portfolio Advisor Wealth Manager (PAM) awards in 2018.

Note:

(1) Comparisons with prior periods are impacted by the transfers in preparation for ring-fencing.

The net impact of the transfers on 2017 would have been to increase income by £24 million and increase operating expenses by £15 million. The net impact on the 2017 balance sheet would have been to reduce net loans to customers by £0.1 billion and assets under management by £0.7 billion. The variances in the commentary have been adjusted for the impact of these transfers.

RBS International

We are one of the largest banks operating in the Channel Islands, Isle of Man and Gibraltar and in 2017 established new wholesale branches in Luxembourg and London. In line with the wider Group we are focused on serving customers well and becoming a bank that is simpler and easier to deal with.

During 2018, we repositioned our balance sheet so that excess funds were no longer up streamed to RBS. Instead some funds have been deployed into funding customer assets in our new London branch which looks after long-standing alternative investment fund customers who could not remain inside the UK ring- fence. We have also established a liquidity portfolio across central and correspondent banks and sovereign bond holdings.

These changes preserve value for the banking group, provide continuity for our customers and support compliance with incoming Basel III Liquidity Coverage Ratio rules.

Operating profit was £336 million compared with £304 million in 2017. Total income(1) was £594 million (2017 – £540 million), the increase largely driven by deposit margin benefits. Operating expenses (1) increased by £27 million, or 11.6%, primarily due to £39 million higher back-office costs associated with becoming a non ring- fenced bank. Net loans to customers were £13.2 billion and gross new mortgage lending in 2018 was £0.3 billion compared with £0.5 billion in 2017.

Our mobile app has been further developed to include new functionality, allowing customers to manage their finances more effectively and we have 23% more users compared with 2017 with NPS at +59.

71% of wholesale customer payments are now processed using our newly introduced international banking platform, making the payments process simpler for customers.

We transformed our retail branches in each of our jurisdictions to include self service automation terminals giving customers more options in how they bank with us and in 2018 we helped our customers buy over 1000 new homes.

2018 was a very successful year for community investment activities across all of our jurisdictions due to the commitment and generosity of our colleagues who supported our Do Good Feel Good Campaign.

Note:

(1) Comparisons with prior periods are impacted by the transfers in relation to ring-fencing. The net impact of the transfers on 2017 would have increased income by £151 million and increase operating expenses by £14 million. The net impact on the 2017 balance sheet would have been to increase net loans to customers by £4.5 billion. The variances in the commentary have been adjusted for the impact of these transfers.

NatWest Markets

We continue to put customers at the centre of the way we do business and have focused on the core products and markets where we have a strong track record, longstanding relationships and market leading positions.

An operating loss of £70 million compared with a loss of £977 million in 2017. Total income(1) increased by £288 million, or 25.0%, primarily reflecting lower disposal losses in the legacy business and a £165 million indemnity insurance recovery, partially offset by lower income in the core business. The reduction in the core business was driven by challenging fixed income, currencies and commodities (FICC) market conditions in Q4 2018, together with turbulence in European bond markets earlier in the year.

Operating expenses decreased by £595 million, or 27.1%. This reflects reductions in other expenses(1) across both the core and legacy businesses, down £313 million to £1,213 million, lower strategic costs, down £198 million to £238 million, and reduced litigation and conduct costs, down £84 million to £153 million.

NatWest Markets is increasingly using technology to enhance the way it provides innovative financial solutions to its customers and partners. For example, FXmicropay makes it simpler for businesses operating globally to accept payments in multiple currencies, reducing costs and increasing revenues for our customers. Our success in harnessing technology has been recognised with the award for Best in Service Globally among Corporates for Algorithmic trading in the 2018 Euromoney FX Survey.

Awards and rankings

•              Sterling Bond House of the Year 2018 (Source:International Financing Review (IFR))

•              #1 for Overall Service Quality for UK Corporate (Source: 2017 Greenwich Associates FX Survey)

•              Tied #1 for Rates* Service Quality – UK FIs (* Government Bonds and Interest Rate Derivative Investors) (Source: Greenwich Associates, European Fixed Income 2018 – Rates).

Notes:

(1) Comparisons with 2017 are impacted by the transfer of business activities in preparation for ring-fencing. The net impact of the transfers would have been to increase total income by £104 million in 2017 and reduce operating expenses by £2 million in 2017. The commentary has been adjusted for the impact of these transfers.

(2) The NatWest Markets operating segment should not be assumed to be the same as the NatWest Markets Plc legal entity or group.

Our investment case and outlook(1)

The bank we are becoming

We aim to be high tech and high touch, which means lower cost, high quality digital services with human expertise available when required. This will be underpinned by a clear commitment to our customers, shareholders and other stakeholders.

- A leading UK retail and commercial bank with strong non-ring-fenced banks in NatWest Markets and RBS International
- Strong brands and market positions
- Growing in attractive chosen markets

- Track record of cost and risk reduction
- Improving returns and capital generation: 12%+ RoTE(2)
- Resilient balance sheet: c.14% CET1 Ratio(3)

1
Resilient Balance Sheet with improving efficiency
c.14%CET1(3) Ratio
2
Balanced, stable and improving income generation
3
Improving productivity
Sub 50% C:I Ratio
Customer led, digital enabled model
4
Sustainable returns above cost ofcapital
12%+ RoTE(2)
Significant capital return potentialto shareholders

Notes:

(1)    The targets, expectations and trends discussed in this section represent RBSG management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 265 to 278 of the 2018 Annual Report on Form 20-F. These statements constitute forward-looking statements; refer to Forward-looking statements in this document.

(2)    Return on tangible equity is calculated using profit for the period attributable to ordinary shareholders.

(3)    c.14% at the end of 2021, previous target stated as >13%.

Outlook(1)

RBS, like all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. Our central economic forecast, which supports our corporate plan, is in line with consensus as at the end of December 2018 and shows average UK GDP growth of around 1.0-2.0% from 2019 to 2023 and continued low interest rates. Given the current uncertainties we will continue to actively monitor and react to market conditions.

2019 Outlook

As part of our continued cost savings plans, we expect to incur aggregate strategic costs of around £2.5 billion across 2018 and 2019, with £1.0 billion of this having been incurred during 2018. We plan to reduce operating expenses, excluding strategic costs and conduct and litigation costs, by £300 million in 2019 compared with 2018, excluding one-off items.

2018 saw a continuation of the period of benign economic conditions with low defaults and strong cash recoveries.

However, the potential impact on the real economy of ongoing political uncertainties and geopolitical tensions could affect our credit loss outcome. As a result, impairments are expected to increase in 2019 but remain below our through-the-cycle loss rate assumption of 30-40 basis points.

The threat from single name and sector driven events remains.

We expect to end 2019 with risk weighted assets (RWAs) of around £185 – 190 billion as the RWAs associated with Alawwal Bank are expected to reduce by around £5 billion, subject to regulatory approvals relating to the merger and our shareholding.

RBS Group (RBSG) capital and funding plans focus on issuing £3-5 billion of MREL-compliant instruments and around £1 billion of Tier 2 instruments. We do not plan to issue AT1 in 2019.

As in prior years, we will continue to target other funding sources to diversify our funding structure, including senior secured issuance of £2-3 billion from NatWest Bank. NatWest Markets Plc, as a standalone bank, plans to issue £3-5 billion of term senior unsecured instruments.

Medium term outlook

While we remain comfortable with our 2020 target of a return on tangible equity of more than 12%, we recognise our 2020 target of a cost:income ratio of less than 50% is increasingly challenging for the business to achieve with the risk being to the downside. This reflects the ongoing economic and political uncertainty and the additional ongoing costs associated with ring- fencing and Brexit.

Our previous guidance on RWAs beyond 2020 was an estimated 10% increase in 2021 relating to Basel 3 amendments, in addition to RWA inflation as a result of IFRS 16, which requires lease obligations to be brought on balance sheet, of £1.3 billion in 2019 and Bank of England mortgage floors of £10.5 billion in 2020. We now expect the overall impact of Basel 3 amendments to be in the range of 5-10% and phased across 2021 to 2023, with the details still subject to significant regulatory uncertainty.

RBS Group capital distributions

We propose a 3.5 pence final ordinary dividend and a 7.5 pence special dividend for the 2018 financial year, while maintaining a CET1 ratio of 16.2% as at 31 December 2018.

Pro-forma for the introduction of IFRS16 - Leases, the CET1 ratio was 16.0%, with the c.20 basis points reduction reflecting a £1.3 billion increase in RWAs and £0.3 billion charge against reserves.

We expect to maintain ordinary dividends of around 40% of attributable profit. We have updated our medium term guidance of CET1 to be approximately 14% at the end of 2021.

We have shareholder and regulatory approval to carry out directed buybacks of the UK government stake in RBS, but recognise that any exercise of this authority would be dependant upon HMT’s intentions and is limited to 4.99% of issued share capital in any 12 month period. As a reminder, we have also committed to make further pre tax contributions to the pension scheme of up to £1.5 billion in aggregate from 1 January 2020 linked to future distributions to RBS shareholders.

NatWest Markets (NWM)

The NWM franchise includes NWM Plc and NWM N.V., both of which are currently direct subsidiaries of RBSG. RBS has previously announced its intention for NWM N.V. to become a subsidiary of NWM Plc following the completion of the sale of the consortium holding in Alawwal. As such, NWM Plc’s financial reporting does not currently include NWM N.V.

NWM Plc is regulated and discloses capital ratios and RWAs on a standalone bank basis and is targeting by 2020 a CET1 ratio of circa 15%, MREL ratio of at least 30% and a leverage ratio of at least 4%.

We plan to transfer our Western Europe corporate business into NWM N.V. from the ring-fenced bank, in addition to the NWM business that is expected to be part of a FSMA Part VII Transfer Scheme from NWM Plc to NWM N.V., subject to court approval and as announced on 6 December 2018. NWM Plc legal entity RWAs are expected to be around £35 billion, NWM N.V. RWAs are expected to be around £8 billion with the consolidated NWM franchise position, excluding RWAs related to intercompany positions, expected to be around £39 billion by 2020.

Note:

(1)    The targets, expectations and trends discussed in this section represent RBSG management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 265 to 278 of the 2018 Annual Report on Form 20-F. These statements constitute forward-looking statements; refer to Forward-looking statements in this document.

Risk overview

Prudent risk management is central to the successful delivery of the RBS strategy.

RBS operates an integrated framework that facilitates effective risk management. The framework – which is centred around the embedding of a strong risk culture – ensures that the tools are in place to identify and manage both internal and external threats, including top and emerging risks. Risk appetite, which defines the level and types of risk RBS is willing to accept, is set in line with overall strategy and approved by the RBS Group board.

An emphasis on prudent risk management has a key role in positioning RBS to prepare for, and respond to, developments in the wider competitive, economic and regulatory environment.

All RBS employees share ownership of the way risk is managed.

Progress in 2018

RBS continued to reduce risk and strengthen both the balance sheet and the capital position in 2018. While continuing progress against the Group’s strategic objectives, there was also a significant focus on a number of key themes. These included wider economic uncertainty relating to the UK’s exit from the European Union, the accelerating evolution of the technological landscape and regulatory change.

The final settlement with the US Department of Justice (DoJ) in relation to the RBS Group’s issuance and underwriting of US Residential Mortgage-Backed Securities (RMBS) during the period 2005 to 2007 brought to an end a major legacy issue, leading to further improvement of the risk profile.

In October 2018, the Federal Reserve Board terminated a Cease & Desist Order originally imposed in December 2013 in relation to historical compliance with Office of Foreign Assets Control (OFAC) economic sanctions regulations.

The termination recognised RBS’s multi-year programme to establish a robust, sustainable OFAC Sanctions compliance framework. In March 2018, the Federal Reserve Board also terminated a Cease & Desist Order originally imposed in July 2011 in relation to RBS’s US operations.

A memorandum of understanding with the Trustees of the Group Pension Fund, to align the scheme with the UK’s ring-fencing rules – and the £2 billion contribution made in October 2018 – significantly reduced the Group’s exposure to pension risk. The contribution to the scheme – which could be followed by up to a further £1.5 billion of dividend- linked contributions – facilitated a reduction in the risk profile of the fund, principally the sale of approximately £6 billion of quoted equity exposure and the purchase of further interest rate and inflation hedging.

RBS continued to make progress towards its aim of making risk simply part of the way colleagues work and think. In 2018 the risk culture action plan focused on building clarity, developing capability and embedding a standardised risk culture assessment and reporting approach.

There was a continuing emphasis on refining risk appetite during the year. Significant work was done to enhance the approach at both Group and subsidiary levels in advance of compliance with the UK’s ring-fencing rules. Limits and triggers for material risks were reviewed and refined as part of the continuous improvement of the risk appetite framework. Limits and triggers were also set for material subsidiaries.

From an operational risk perspective, throughout 2018 there was a continued focus on the control environment, ensuring that RBS maintains a safe and secure approach to doing business.

Oversight of the Group’s transformation – to meet the evolving needs of customers as well as to address the changing economic, regulatory and technology landscapes – was further enhanced in order to effectively align with the innovation agenda.

Continuity of service for customers also remained a key area of focus. A number of activities aimed at minimising the impact of disruptive events – such as system outages – on overall service were undertaken.

These included preventative measures, control improvements and work to calibrate limits or triggers for the most critical processes. RBS continues to monitor and assess a diverse array of threats – both external and internal – as well as developing, strengthening or adapting existing control capability to protect continuity of service.

Brexit

RBS maintained a consistent focus on risks arising as a result of uncertainties related to the UK’s planned exit from the European Union. Oversight of planning for regulatory and legislative impacts – as well as economic impacts – remained a critical part of forward- looking risk management throughout the year. This included stress testing and scenario modelling as well as capital planning. In view of continued uncertainty, RBS is implementing plans to ensure continuity of service for its customers in the event of an immediate loss of access to the European Single Market. This includes finalising a third-country licence for the Frankfurt branch of its National Westminster Bank subsidiary to allow for continued clearing of euro- denominated payments.

While the longer-term effects on the operating environment of the UK’s exit are difficult to predict, consideration has also been given to the potential second and third order effects on the Group and its customers, including planning for the results of periodic financial volatility and slower economic growth.

Cyber Security

RBS has a multi-layered defence approach to cyber security and continues to invest in its defences as the external threat evolves. In 2018, RBS continued to take part in industry-wide initiatives to monitor and anticipate developments, identify vulnerabilities and share best practice.

Financial crime

The financial crime threat continues to evolve in line with changes in technology, the economy and wider society. As risks relating to money laundering, terrorist financing, tax evasion, sanctions, bribery and corruption develop, understanding and responding to them appropriately remains a key area of focus.

In 2018, RBS continued its journey of improvement in relation to the policies, processes and systems used to combat financial crime. RBS also maintained an emphasis on ensuring proportionate, risk-focused customer due diligence standards were in place, particularly for higher-risk customer segments. In addition, improvements to the financial crime control environment remained a key focus in accordance with the evolving nature of the risk.

RBS is committed to ensuring it acts responsibly and ethically, both when pursuing its own business opportunities and when awarding business. Consequently it has embedded appropriate policies, mandatory procedures and controls to ensure its employees, and any other parties it does business with, understand these obligations and abide by them, whenever they act for RBS. Anti-bribery and corruption (ABC) training is mandatory for all staff on an annual basis, with targeted training appropriate for certain roles. RBS considers ABC risk in its business processes including, but not limited to, corporate donations, charitable sponsorships, political activities and commercial sponsorships. Where appropriate, there is a requirement for ABC contract clauses in written agreements.

Climate risk

The impact of multiple risks relating to climate change continues to be assessed. This includes physical risks – such as those resulting from extreme weather events and a more unstable climate – as well as economic and regulatory risks.

In addition, RBS continues to focus on risks arising as a result of government undertakings to limit carbon emissions, which will require adjustments in all sectors of the economy. Though the nature and timing of these transitional risks remain uncertain, RBS classifies climate risk as an emerging threat and is integrating it into core risk management.

RBS supports the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures and has established a climate risk working group.

LIBOR transition

The UK regulators have reiterated the intention to move from LIBOR to alternative interest-rate benchmarks by the end of 2021. A significant number of transactions across the industry reference LIBOR and, as a result, the transition will be a major undertaking. RBS is conducting risk assessments of the likely impact across each of its franchises and the Risk function will continue to provide oversight as the programme develops.

The factors discussed on page 33 and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing RBS. Refer to the Risk Factors section on page 265 to 278.

Top and Emerging Risks(1)

RBS employs a continuous process for identifying and managing its top and emerging risks. These are risks that could have a significant negative impact on RBS’s ability to operate or meet its strategic objectives.

Operational and IT resilience	Risk	Mitigation

- RBS’s information technology systems are complex, making recovery from failure challenging.

- RBS’s information technology systems are critical to the services it provides, with any outages experienced in the banking sector widely publicised. Cyber attacks continue to evolve in frequency, sophistication and severity. There is a risk that a cyber attack damages RBS’s ability to do business and/or compromises data security.

- RBS faces increased operational risk as it makes changes to its structure and operations to reduce its cost base.

- There is a risk that RBS lacks sufficient capability or capacity at a senior level to deliver, or adapt to, change.

- Losses may arise from changes in the RBS business model due to ring-fencing or such as the restructuring of NatWest Markets in light of ring fencing and Brexit.

- A breach in data privacy, either within RBS or in a third-party organisation, may lead to negative impacts. There is a risk that RBS’s data strategy is not adequate for the evolving landscape.

- There is a risk that the actions of a third-party supplier could negatively affect RBS’s reputation or profitability.

- A major investment programme has improved systems resilience. As RBS continues to simplify and modernise infrastructure and applications, system sustainability has improved.

- A major security programme has delivered control enhancements to mitigate the risk of cyber attack. RBS continues to invest in its defences. RBS monitors people risk closely and has plans in place to support retention of key roles, with wider programmes supporting engagement and training.

- RBS continues to implement change in line with its project plans while assessing the implementation risks and mitigating where possible.

Economic and political risk	Risk	Mitigation

- RBS remains vulnerable to changes and uncertainty in the economic, political and legal environment. Scenarios that could have a potentially material negative effect on RBS include the impact of the UK’s exit from the European Union; changes in UK government and UK government policy; a second Scottish independence referendum; a UK recession (including significant falls in house prices); global financial volatility, a protracted period of low interest rates in the UK, vulnerabilities in emerging market economies resulting in contagion in RBS’s core markets, a Eurozone crisis or major geopolitical instability.

- Accelerating climate change may lead to faster-than-anticipated climate-related impacts on RBS and the wider economy.

- RBS has implemented plans to prepare for an immediate loss of access to the European Single Market on 29 March 2019 (a “hard Brexit”).

- RBS uses a range of complementary approaches to inform strategic planning and risk mitigation relating to a range of economic and political risks. These include robust risk assessment and dynamic portfolio management in accordance with the risk appetite framework, the setting of prudent lending criteria and, for specific market risks, structural hedging. Stress testing and scenario planning is also used extensively.

- RBS is working to embed climate risk into its risk framework, and adapting its operation and business strategy to mitigate the risks of both climate change and the transition to a low carbon economy.

Financial resilience	Risk	Mitigation

- RBS’s target markets are highly competitive, which poses challenges in terms of achieving some strategic objectives. Moreover, changes in technology, customer behaviour and business models in these markets have accelerated.

- RBS continues to innovate – including the development of a number of digital initiatives designed to meet evolving customer needs – and monitor the competitive environment as well as associated regulatory, technological and strategic developments in order to make adjustments as appropriate.

Legal regulatory and conduct risk	Risk	Mitigation

- RBS expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future, and also subject to increasing regulation in new areas such as financial risks relating to climate change and artificial intelligence.

- RBS has for a number of years been involved in conduct-related reviews and redress projects, including a review of certain historical customer connections in its former Global Restructuring Group (GRG). RBS is likely to remain engaged in the management of GRG-related complaints until at least the end of 2020.

- Implementation of the Alternative Remedies Package (regarding the business previously described as Williams & Glyn) brings a range of risks for RBS including significant costs, loss of customers/deposits and associated execution risks.

- The impacts of past business conduct resulting in future litigation and conduct charges could be substantial. RBS is involved in a number of investigations, including: ongoing class action litigation, investigations into foreign exchange trading and rate-setting activities, continuing LIBOR-related litigation and investigations, into the treatment of small and medium-sized business customers in financial difficulty, anti-money laundering, sanctions, mis-selling (including mis-selling of payment protection insurance products). Settlements may result in additional financial penalties, non-monetary penalties or other consequences, which may be material.

-   The transition from LIBOR and other IBOR rates to alternative risk-free rates may lead to heightened legal, business and conduct risks.

- RBS considers and incorporates the implications of proposed or potential regulatory activities in its strategic and financial plans.

- RBS has dedicated resources in place to manage claims and complaints relating to GRG.

- RBS has invested significant resources to meet the terms of the Alternative Remedies Package and manage the associated risks.

- Building a healthy culture is a core priority. RBS continues to focus on creating a solid platform for behavioural and cultural change.

- In addition, RBS continues to strengthen its control environment and the journey of improvement remains an ongoing area of focus.

- A programme to determine the scale and scope of the impacts relating to the transition to alternative risk-free rates is underway. Activity to manage the transition will take place within RBS’s control framework and in line with expected standards of conduct.

Note:

(1)              The factors discussed in this section and elsewhere in this document should not be regarded as complete and comprehensive statement of all potential risks and uncertainties facing RBS. Please refer to the section “Risk Factors” on pages 265 to 278.

Climate related financial disclosures

Climate change presents both risks and opportunities to our business across our customers, operations and suppliers.

The Board has governance oversight on climate via the Sustainable Banking Committee. From 2019 this will be shared with the Board Risk Committee. A Climate Change Working Group (CCWG) has been established with the accountable executive being the Chief Risk Officer. The CCWG is responsible for addressing climate- related regulation, risks, opportunities, metrics and analysis. Membership includes senior representatives from Risk, Sustainable Banking, Corporate Governance, Regulatory Affairs and Legal. Frontline business representatives will join in 2019. The Sustainable Energy Forum (SEF) also co-ordinates products and services that help business and corporate customers to transition to a low carbon economy.

As part of our developing strategy to address climate change, we are helping to accelerate the transition to a low carbon economy by supporting our customers and integrating climate change into core business decision making. To support this, RBS is currently undertaking climate scenario analysis across our main lending portfolio. Two scenarios are being considered: a ‘Business as Usual’ 3.7°C rise and a ‘Paris Agreement’ 2°C rise. The time frames used for analysis are aligned to RBS strategy: short 0-2 years, medium 3-5 years and long 6-30 years. Both physical and transitional risks are being incorporated. The results of the analysis will inform future strategy and focus areas for more in-depth climate scenario analysis.

Climate risk management covers both physical and transitional risks. RBS employs a continuous process for identifying and managing top and emerging risks (refer to page 33), including climate-related risks. The nature and timing of the far-reaching commercial, technological and regulatory changes the low carbon transition will bring are currently uncertain, for our customers and business. The impact of such changes may be disruptive, especially if such changes do not occur in an orderly or timely manner or are ineffective in reducing emissions sufficiently. Whilst these risks are significant and growing, they are not inconsistent with our strategy to be a leading UK-focused banking service provider to personal and business customers. To help manage climate related risks around individual lending decisions, we use sector-specific Environmental, Social and Ethical risk policies (refer to rbs. com). The Power Generation, Mining and Metals, Oil & Gas and Forestry, Fisheries and Agribusiness policies were updated in 2018 in relation to climate-related risks. To help us manage operational risks, we joined RE100, committing to purchase 100% global renewable energy by 2020.

RBS uses a range of metrics and targets to assess our climate-related financial impacts, including operational emissions figures, (refer to the table below (*) and rbs.com), volumes of sustainable energy sector financing, and proportion of lending associated with high carbon or high climate risk sectors. Our greenhouse gas (GHG) emissions are independently verified each year by an external auditor. As at 31 December 2018, our exposure to the Power and Oil & Gas sectors remains at 1.2% of our total lending exposures. The PRA report ‘Transition in Thinking’ highlighted the energy, transport, property (domestic and non-domestic) and agriculture sectors as having particular exposure to climate risks and opportunities and these equated to approximately 44% of total RBS exposures in 2018(*). These were calculated using Exposure at Default (EAD).

We were recognised by InfraDeals as the leading lender to the UK renewables sector by number of transactions over the past ten years (2008- 2018). Between 2014 and 2018 we reduced our operational greenhouse gas emissions (Scopes 1, 2 and 3 – Business Travel) by 49%, exceeding our Science Based Target of 45% by 2020.

Greenhouse Gas (GHG) Emissions	2014 (Baseline)	2017	2018

Location-based CO2e emissions (Scope 1, 2 & business travel) (tonnes)	496,249	312,731	252,340
Scope 1* CO2e emissions (tonnes)	30,695	25,578	29,959
Scope 2** Market-based*** CO2e emissions (tonnes)	377,337	69,391	57,735
Scope 2 Location-based CO2e emissions (tonnes)	360,201	219,979	166,179
Scope 3**** CO2e emissions from business travel (tonnes)	105,352	67,174	56,203
Location-based CO2e emissions per FTE (Scope 1, 2 & business travel) (tonnes)	5.07	4.08	3.56
Total energy use (GWh)	862	693	619

We have reported on all emission sources required under the Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013. To our knowledge there are no material omissions. Independent limited assurance of total reported emissions in tonnes of CO2e, (Scope 1*, 2** and 3*** location based emissions) has been provided by Ernst & Young LLP. Our reporting year runs from October 2017 to September 2018. *Scope 1: Emissions from fluorinated gas loss and fuel combustion in RBS premises/vehicles. **Scope 2: Emissions from electricity, district heating and district cooling used in RBS premises. *** market-based emissions have been calculated using the GHG Protocol guidelines. ****Scope 3: Emissions associated with business travel (air, rail and road) by RBS employees.

These emissions are calculated using The Greenhouse Gas Protocol Corporate Accounting and Reporting Standard revised edition (2004). The emissions reporting boundary is defined as all entities and facilities either owned or under operational control. Emissions factors used are from UK Government Emissions Conversion Factors for Greenhouse Gas Company Reporting (BEIS,2018), CO2 Emissions from Fuel Combustion (IEA,2017) or from relevant local authorities as required. For more information please see our website (https://www.rbs.com/rbs/sustainability/ responsible-business/).

Governance at a glance

Our Board

The Board has thirteen directors comprising the Chairman, two executive directors and ten independent non-executive directors, one of whom is the Senior Independent Director. Biographies for each director can be found on pages 59 and 60.

The Board is collectively responsible for the long-term success of RBS and delivery of sustainable shareholder value. Its role is to provide leadership of RBS within a framework of prudent and effective controls which enables risks to be assessed and managed.

In 2018, the Board and committee evaluation process was conducted externally by Independent Board Evaluation.

Our Board commitees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. The work of the Board committees is discussed in their individual reports. The terms of reference for each of these committees is available on rbs.com.

The full Governance report is on pages 59 to 100 of the 2018 Annual Report on Form 20-F.

Group Audit Committee

Assists the Board in discharging its responsibilities for monitoring the quality of the financial statements of RBS. It reviews the accounting policies, financial reporting and regulatory compliance practices of RBS and RBS’s systems and standards of internal controls, and monitors the work of internal audit and external audit.

Group Board Risk Committee Provides oversight and advice to the Board on current and potential future risk exposures of RBS and future risk strategy. It reviews RBS’s compliance with approved risk appetite and oversees the operation of the RBS Policy Framework and submissions to regulators.

Group Sustainable Banking Committee

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

Group Nominations and Governance Committee

Assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and the membership and chairmanship of Board committees. It considers succession planning taking into account the skills and expertise which will be needed on the Board in the future. Its remit also includes governance oversight.

Technology and Innovation Committee

Assists the Board in overseeing and monitoring the execution of RBS’s strategic direction in relation to technology and innovation.

Group Executive Committee

The Board is supported by the Group Executive Committee, comprising the executive directors and the Group Chief Risk Officer. It supports the Chief Executive in managing RBS’s businesses. It is responsible for managing strategic, financial, capital, risk and operational issues affecting RBS. It reviews and debates relevant items before consideration by the Board.

UK Corporate Governance Code

Throughout the year ended 31 December 2018, RBS has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated April 2016 except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. RBS considers that this is a matter which should rightly be reserved for the Board.

Page
Presentation of information	36
Financial summary	38
Segment performance	46

Presentation of information

In the Report and Accounts, unless specified otherwise, the terms ‘company’ and ‘RBSG’ mean The Royal Bank of Scotland Group plc, ‘RBS’, ‘RBS Group’ and the ‘Group’ mean the company and its subsidiaries; ‘the Royal Bank’ and ‘RBS plc’ mean The Royal Bank of Scotland plc; ‘NWH Ltd’ means NatWest Holdings Limited; ‘NatWest’ means National Westminster Bank Plc and ‘NWM Plc’ means NatWest Markets Plc.

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

Reportable operating segments

The reportable operating segments are as follows. For full business descriptions see Note 4 on page 195.

Franchise	Reportable operating segment
Personal & Business Banking (PBB)	UK Personal & Business Banking (UK PBB)
Ulster Bank RoI
Commercial & Private Banking (CPB)	Commercial Banking
Private Banking
Other reportable segments	RBS International (RBSI)
NatWest Markets
Central items & other

Allocation of central items

RBS allocates all central costs relating to Services and Functions to the business using appropriate drivers, these are reported as indirect costs in the segmental income statements. Assets (and risk-weighted assets) held centrally, mainly relating to RBS Treasury, are allocated to the business using appropriate drivers.

Key operating indicators

RBS prepares its financial statements in accordance with IFRS as issued by the IASB and as adopted by the European Union, which constitutes a body of generally accepted accounting principles (‘GAAP’). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP financial measures. These measures exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures include:

•          Performance, funding and credit metrics such as ‘return on tangible equity’, and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets) and net interest margin (NIM) adjusted for items designated as fair value through profit or loss (non-statutory NIM), cost:income ratio, loan:deposit ratio and impairment provision ratios. These are internal metrics used to measure business performance.

•          Personal & Business Banking franchise, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI and Commercial & Private Banking (CPB) franchise, combining the reportable segments of Commercial Banking and Private Banking.

RBS Group ring-fencing

The UK ring-fencing legislation requires the separation of essential banking services from investment banking services from 1 January 2019. RBS Group has placed the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company, NatWest Holdings. NatWest Markets Plc (NWM Plc) and RBS International (RBSI) are separate banks outside the ring-fence, both subsidiaries of RBSG. Key activities in 2018 included:

•          NatWest Group Holdings Corporation (NWGH) which owns NatWest Markets Securities Inc. (NWMSI) was transferred to NWM Plc (formerly RBS plc). NWGH was previously a direct subsidiary of NatWest.

•          The majority of NWM Plc’s (formerly RBS plc) PBB and CPB business, and certain parts of Central items and the NatWest Markets segment to be a part of the ring-fenced bank, were transferred to subsidiaries of NatWest Holdings. The second phase of ring-fencing which related to the transfer, of certain markets products from NatWest to NWM Plc, was completed in the third quarter of 2018.

•          On 29 June 2018, the Court of Session in Scotland approved the reduction of capital and the cancellation of the share premium account and capital redemption reserve (together the “capital reduction”) of NWM Plc. As part of the capital reduction, NatWest Holdings transferred to RBSG with effect from 2 July 2018, thereby creating the legal separation of those RBS Group entities that will be within the ring-fenced sub-group from those held outside the ring-fence.

•          NatWest Markets N.V. (formerly Royal Bank of Scotland N.V.), the Group’s banking entity in the Netherlands, continues to implement its plan to be operationally ready to serve European Economic Area (EEA) customers [when the UK leaves the European Union on 29 March 2019], in the event that there is a loss of access to the EU Single Market. In October 2018 approval was received from the Dutch regulator (DNB) for the repurposing of the existing NatWest Markets N.V. banking licence. NatWest Markets N.V. is expected to become a subsidiary of NWM Plc in 2019 subject to regulatory approval.

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

Business review

Financial summary

RBS’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years is presented below.

Summary consolidated income statement	2018	2017	2016	2015	2014
	£m	£m	£m	£m	£m
Net interest income	8,656	8,987	8,708	8,767	9,258
Non-interest income	4,746	4,146	3,882	4,156	5,892
Total income	13,402	13,133	12,590	12,923	15,150
Operating expenses	(9,645)	(10,401)	(16,194)	(16,353)	(13,859)
Profit/(loss) before impairment (losses)/releases	3,757	2,732	(3,604)	(3,430)	1,291
Impairment (losses)/releases	(398)	(493)	(478)	727	1,352
Operating profit/(loss) before tax	3,359	2,239	(4,082)	(2,703)	2,643
Tax charge	(1,275)	(824)	(1,166)	(23)	(1,909)
Profit/(loss) from continuing operations	2,084	1,415	(5,248)	(2,726)	734
Profit/(loss) from discontinued operations, net of tax	—	—	—	1,541	(3,445)
Profit/(loss) for the year	2,084	1,415	(5,248)	(1,185)	(2,711)

Attributable to:
Ordinary shareholders	1,622	752	(6,955)	(1,979)	(3,470)
Preference shareholders	182	234	260	297	330
Dividend access share	—	—	1,193	—	320
Paid-in equity holders	288	394	244	88	49
Non-controlling interests	(8)	35	10	409	60
	2,084	1,415	(5,248)	(1,185)	(2,711)

Notable items within total income	2018	2017
	£m	£m
IFRS volatility in Central items & other	(59)	2
Insurance indemnity	357	—
Of which:
NatWest Markets	165	—
Central items & other	192	—
UK PBB debt sale gain	61	185
FX losses in Central items & other	(46)	(183)
Commercial Banking fair value and disposal gain	169	6
NatWest Markets legacy business disposal losses	(86)	(712)
Own credit adjustment	92	(69)
Loss on redemption of own debt	—	(7)
Strategic disposals	—	347
	488	(431)

Performance key metrics and ratios	2018	2017
Return on tangible equity (%)	4.8	2.2
Net interest margin (%) (1)	1.98	2.13
Average interest earning assets (£m)	436,957	422,337
Cost:income ratio (%)	71.7	79.0
Earning per share (pence) - basic	13.5p	6.3p

Note:

(1)        Net interest margin is net interest income of the banking business as a percentage of interest earning assets (IEA) of the banking business.

Business review

Financial summary continued	2018	2017	2016	2015	2014
Summary consolidated balance sheet	£m	£m	£m	£m	£m
Cash and balances at central banks	88,897	98,337	74,250	79,404	74,872
Trading assets	75,119	85,991	86,660	103,972	150,005
Derivatives	133,349	160,843	246,981	262,514	353,590
Settlement balances	2,928	2,517	5,526	4,116	4,667
Loans to banks and customers - amortised cost	318,036	321,633	320,016	297,020	325,954
Other financial assets	59,485	51,929	48,637	47,004	38,298
Other assets	16,421	16,806	16,586	21,378	103,633
Total assets	694,235	738,056	798,656	815,408	1,051,019

Deposits	384,211	391,712	357,173	338,326	346,172
Trading liabilities	72,350	81,982	84,536	92,299	130,920
Settlement balances, derivatives, and other financial liabilities	182,230	200,398	267,257	288,023	402,829
Other liabilities	8,954	14,871	40,286	42,613	112,389
Owners’ equity	45,736	48,330	48,609	53,431	55,763
Non-controlling interests	754	763	795	716	2,946
Total liabilities and equity	694,235	738,056	798,656	815,408	1,051,019

Other financial data

Share information	2018	2017	2016	2015	2014
Dividend payout ratio (%)	14.9	—	—	—	—
Basic and diluted earnings/(loss) per ordinary share from
continuing operations - pence (1)	13.5	6.3	(59.5)	(27.7)	0.5
Share price per ordinary share at year end - £	2.17	2.78	2.25	3.02	3.94
Market capitalisation at year end - £bn	26.1	33.3	26.6	35.1	45.2
Net asset value per ordinary share - £	3.86	4.10	4.18	4.66	5.12

Capital ratios
Return on average total assets (2)	0.2%	0.1%	(0.8%)	(0.2%)	(0.3%)
Return on average total equity (3)	3.7%	2.0%	(10.2%)	(2.9%)	(4.6%)
Return on average ordinary shareholders’ equity (4)	4.0%	1.9%	(15.3%)	(4.0%)	(6.5%)
Average total equity as a percentage of average total assets	7.2%	7.0%	6.2%	6.0%	5.8%
Risk asset ratio - Tier 1 (5)	19.2%	19.7%	17.7%	19.1%	13.2%
Risk asset ratio - Total (5)	23.4%	23.9%	22.9%	24.7%	17.1%

Notes:

(1)       Basic fully diluted earnings per ordinary share in 2018 is 13.4p. There was no diluted impact in any other year.

(2)       Return on average total assets represents profit/(loss) attributable to ordinary shareholders as a percentage of average total assets.

(3)       Return on average total equity represents profit/(loss) attributable to equity owners expressed as a percentage of average shareholder funds.

(4)       Return on average ordinary shareholders’ equity represents profit/(loss) attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(5)       2018, 2017, 2016, 2015 and 2014 are calculated on a PRA transitional basis.

Business review

Financial summary continued

Segmental summary income statements

	PBB		CPB
	UK	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
	PBB	RoI	Banking	Banking	International	Markets	& other	RBS
2018	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	5,098	444	2,040	518	466	112	(22)	8,656
Non-interest income	1,184	166	1,334	257	128	1,330	347	4,746
Total income	6,282	610	3,374	775	594	1,442	325	13,402
Other expenses	(2,991)	(490)	(1,725)	(456)	(260)	(1,213)	(224)	(7,359)
Strategic costs	(275)	(22)	(106)	(21)	(9)	(238)	(333)	(1,004)
Litigation and conduct costs	(216)	(71)	(41)	(1)	9	(153)	(809)	(1,282)
Operating expenses	(3,482)	(583)	(1,872)	(478)	(260)	(1,604)	(1,366)	(9,645)
Impairment (losses)/releases	(342)	(15)	(144)	6	2	92	3	(398)
Operating profit/(loss)	2,458	12	1,358	303	336	(70)	(1,038)	3,359
Return on equity (1)	24.3%	0.5%	10.2%	15.4%	24.4%	(2.0%)	nm	4.8%
Cost:income ratio (2)	55.4%	95.6%	53.8%	61.7%	43.8%	111.2%	nm	71.7%
Third party customer asset rate (3)	3.40%	2.41%	2.87%	2.89%	2.15%	nm	nm	nm
Third party customer funding rate	(0.30%)	(0.20%)	(0.36%)	(0.25%)	(0.09%)	nm	nm	nm
Average interest earning assets	183,577	24,834	122,382	20,547	27,266	27,851	30,500	436,957

2017
Net interest income	5,130	421	2,286	464	325	203	158	8,987
Non-interest income	1,347	183	1,198	214	64	847	293	4,146
Total income	6,477	604	3,484	678	389	1,050	451	13,133
Other expenses	(3,158)	(451)	(1,814)	(445)	(202)	(1,528)	47	(7,551)
Strategic costs	(461)	(56)	(167)	(45)	(9)	(436)	(391)	(1,565)
Litigation and conduct costs	(210)	(169)	(33)	(39)	(8)	(237)	(589)	(1,285)
Operating expenses	(3,829)	(676)	(2,014)	(529)	(219)	(2,201)	(933)	(10,401)
Impairment (losses)/releases	(235)	(60)	(362)	(6)	(3)	174	(1)	(493)
Operating profit/(loss)	2,413	(132)	1,108	143	167	(977)	(483)	2,239
Return on equity (1)	23.7%	(5.0%)	6.6%	6.4%	11.2%	(9.0%)	nm	2.2%
Cost:income ratio (2)	59.1%	111.9%	56.0%	78.0%	56.3%	nm	nm	79.0%
Third party customer asset rate (3)	3.47%	2.38%	2.73%	2.71%	2.71%	nm	nm	nm
Third party customer funding rate	(0.16%)	(0.31%)	(0.15%)	(0.09%)	(0.02%)	nm	nm	nm
Average interest earning assets	179,453	25,214	131,177	18,799	23,930	31,231	12,533	422,337

2016
Net interest income	4,945	409	2,143	449	303	343	116	8,708
Non-interest income	1,182	167	1,272	208	71	869	113	3,882
Total income	6,127	576	3,415	657	374	1,212	229	12,590
Other expenses	(3,398)	(457)	(1,936)	(511)	(169)	(2,084)	335	(8,220)
Strategic costs	(244)	(40)	(108)	(37)	(5)	(190)	(1,482)	(2,106)
Litigation and conduct costs	(634)	(172)	(423)	(1)	—	(550)	(4,088)	(5,868)
Operating expenses	(4,276)	(669)	(2,467)	(549)	(174)	(2,824)	(5,235)	(16,194)
Impairment (losses)/releases	(125)	113	(206)	3	(10)	(253)	—	(478)
Operating profit/(loss)	1,726	20	742	111	190	(1,865)	(5,006)	(4,082)
Return on equity (1)	16.2%	0.7%	4.1%	5.6%	13.8%	(12.5%)	nm	(17.9%)
Cost:income ratio (2)	69.8%	116.1%	71.0%	83.6%	46.5%	nm	nm	129.0%
Third party customer asset rate (3)	—	—	—	—	—	nm	nm	nm
Third party customer funding rate	—	—	—	—	—	nm	nm	nm
Average interest earning assets	166,778	25,193	121,677	16,887	22,254	37,856	8,953	399,598

Notes:

(1)       RBS’s CET 1 target is approximately 14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference share dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI), 11% (Commercial Banking), 13.5% (Private Banking - 14% prior to Q1 2018), 16% (RBS International - 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)       Operating lease depreciation included in income £121 million (2017 - £142 million; 2016 - £141 million).

(3)       Ulster Bank Ireland DAC manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

Business review

	2018	2017	2016
Income	£m	£m	£m
Interest receivable (1,2)	11,049	11,034	11,258
Interest payable (1,2)	(2,393)	(2,047)	(2,550)
Net interest income	8,656	8,987	8,708

Net fees and commissions	2,357	2,455	2,535
Income from trading activities	1,507	634	974
of which: Own credit adjustments	92	(69)	154
Other non-interest income	882	1,057	373
Non interest income	4,746	4,146	3,882
Total income	13,402	13,133	12,590

Notes:

(1)        Negative interest on net loans to customers is classed as interest payable and on customer deposits is classed as interest receivable.

(2)        Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

2018 compared with 2017

•            Total income increased by £269 million, or 2.0%. Excluding notable items, income decreased by £650 million, or 4.8%, primarily reflecting lower NatWest Markets income and reduced net interest income. Excluding notable items, NatWest Markets and Central items, income was stable. Notable items are detailed on page 38.

•            Net interest income decreased by £331 million, or 3.7%, driven by margin pressure, active capital management in Commercial Banking, a reduction in the NatWest Markets legacy business and one-off Central items(1)  in 2017.

•            Net interest margin was 15 basis points lower than 2017, or 13 basis points lower excluding one-off items(1) reflecting an 8 basis points reduction relating to increased liquidity, 3 basis points from competitive pressures and 2 basis points from mix impacts.

•            Structural hedges of £159 billion generated £0.9 billion of incremental net interest income for the year, compared with £1.5 billion of incremental net interest income on a balance of £149 billion in 2017.

•            Non-interest income increased by £600 million, or 14.5%. Excluding notable items, non-interest income decreased by £381 million principally due to lower core NatWest Markets income driven by challenging fixed income, currencies and commodities (FICC) market conditions in Q4 2018, together with turbulence in European bond markets earlier in the year.

2017 compared with 2016

•            Net interest income of £8,987 million increased by £279 million compared with 2016. The movement was principally driven by higher mortgage volumes in UK PBB, up £185 million or 3.7%, and deposit re-pricing benefits in Commercial Banking, up £143 million or 6.7%, partially offset by planned balance sheet reductions in NatWest Markets.

•            The net interest margin (NIM) was 2.13% for 2017, 5 basis points lower than 2016 reflecting increased liquidity, mix impacts and competitive pressures on margin.

•            Structural hedges of £129 billion generated a benefit of £1.3 billion through net interest income for the year.

•            Non-interest income of £4,146 million increased by £264 million, or 6.8%, compared with 2016, primarily reflecting a £185 million debt sale gain in UK PBB and a £183 million increase in strategic disposals gains, partially offset by an own credit adjustment loss of £69 million compared with a gain of £180 million in 2016.

•            Net fees and commissions decreased by £80 million, or 3.2%, compared with 2016 reflecting a £48 million reduction in UK PBB, driven by increased cash back payments as the Reward proposition continued to grow with customer accounts 26% higher than 2016, and lower income in NatWest Markets.

•            Income from trading activities, excluding own credit adjustments,  decreased by £117 million, or 14.3%, compared with 2016 primarily reflecting lower income in NatWest Markets, down £247 million, or 29.8%, driven by increased losses in the legacy business. A gain of £2 million for volatile items under IFRS in 2017 compared with a charge of £510 million in 2016. This movement was broadly offset by FX losses of £183 million in 2017, compared with FX gains of £446 million in 2016, following the strengthening of sterling against the US dollar.

Note:

(1)        One-off items in 2017 include central interest releases of £30 million and £44 million relating to Capital resolution.

Business review

Financial summary continued	Statutory analysis (1,2)			Non-statutory analysis
	2018	2017	2016	2018	2017	2016
Operating expenses	£m	£m	£m	£m	£m	£m
Staff expenses	4,122	4,676	5,124	3,649	3,923	4,482
Premises and equipment	1,383	1,565	1,388	1,241	1,218	1,297
Other administrative expenses	3,372	3,323	8,745	1,787	1,710	1,619
Strategic costs (1)	—	—	—	1,004	1,565	2,106
Litigation and conduct costs (2)	—	—	—	1,282	1,285	5,868
Administrative expenses	8,877	9,564	15,257	8,963	9,701	15,372
Depreciation and amortisation	731	808	778	645	684	705
Write down of other intangible assets	37	29	159	37	16	117
Operating expenses	9,645	10,401	16,194	9,645	10,401	16,194

Notes:

(1)   On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, and other administrative expenses.

(2)   On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

2018 compared with 2017

•             Operating expenses decreased by £756 million, or 7.3%, primarily reflecting £561 million lower strategic costs and a £192 million reduction in other expenses, with litigation and conduct costs remaining broadly stable despite the US Department of Justice charge in the year. Excluding £86 million of one-off VAT releases in 2017, other expenses decreased by £278 million, or 3.6%, and FTEs reduced by 5.8%.

•             Strategic costs of £1,004 million included: a £195 million direct charge in NatWest Markets relating to both the wind-down of the legacy business and ongoing development of the core business infrastructure; £177 million in respect of implementing ring-fencing requirements; £171 million of technology costs; a £133 million charge relating to the reduction in our property portfolio; a £76 million net settlement relating to the International Private Bank pension scheme; with the remaining charge largely relating to restructuring costs to achieve cost efficiencies across front and back office operations.

•             Litigation and conduct costs of £1,282 million largely comprises the £1,040 million charge relating to the settlement with the Department of Justice and a £200 million charge relating to Payment Protection Insurance, partially offset by a £241 million provision release relating to a RMBS litigation indemnity.

•             The cost:income ratio of 71.7% is elevated due to the inclusion of the net RMBS related conduct charge. Excluding this item the cost:income ratio, including strategic costs, would be 65.7%.

2017 compared with 2016

•             Total operating expenses of £10,401 million were £5,793 million, or 35.8%, lower than 2016 reflecting a £4,583 million reduction in litigation and conduct costs, a £541 million reduction in restructuring costs, and a £669 million, or 8.1%, reduction in other operating expenses. Excluding VAT recoveries of £86 million (2016 - £227 million), other operating expenses have reduced by £810 million for the year, ahead of our £750 million targeted reduction, with approximately 45% of the total cost reduction delivered across PBB (comprising the reportable segments UK PBB and Ulster Bank RoI), CPB (comprising the reportable segments Commercial Banking and Private Banking, RBSI and the NatWest Markets core business, adjusting for transfers (1).

•             Excluding staff restructuring costs in 2017 and 2016 of £753 million and £642 million respectively, staff costs of £3,923 million were £559 million, or 12.5%, lower than 2016 underpinned by a 6,600, or 8.5%, reduction in FTEs.

•             Restructuring costs of £1,565 million included: a £303 million charge relating to the reduction in the property portfolio; a £319 million charge in NatWest Markets principally relating to the run-down and closure of the legacy business; £221 million relating to the business previously described as Williams & Glyn; £194 million in respect of implementing ring-fencing requirements; and a £73 million net settlement relating to the RBS Netherlands pension scheme.

•             Litigation and conduct costs of £1,285 million included: additional charges in respect of settlement with Federal Housing Finance Agency (FHFA) and the California State Attorney General and additional RMBS related provisions in the US; a further provision in relation to settling the 2008 rights issue shareholder litigation; an additional £175 million PPI provision; and a £169 million provision in Ulster Bank RoI for customer remediation and project costs relating to tracker mortgages and other legacy business issues.

Note:

(1)        Refer to footnotes on pages 27 and 28.

Business review

Financial summary continued	2018	2017
Impairments	£m	£m
Loans - amortised cost (1)	319,800	321,633
ECL provisions (2)	3,368	3,814

Impairment losses
ECL charge (3,4)	398	493
ECL loss rate - annualised (basis points)	12.45	15.33
Amounts written off	1,494	1,210

Notes:

(1)        The table above summarises loans and related credit impairment measures on an IFRS 9 basis at 31 December 2018 and on an IAS 39 basis at 31 December 2017.

(2)        2018 ECL provisions in the above table are provisions on loan assets only. Other ECL provisions not included, relate to cash, debt securities and contingent liabilities, and amount to £28 million, of which £5 million was FVOCI.

(3)        2018 ECL charge balance in the above table included a £3 million charge relating to other financial assets, of which a £1 million charge related to assets at FVOCI; and a £31 million release related to contingent liabilities.

(4)        2017 comprises loan impairment losses of £530 million and releases on securities of £37 million.

2018 compared with 2017

•            A net impairment loss of £398 million, 13 basis points of gross customer loans, decreased by £95 million, or 19.3%, compared with 2017 primarily reflecting lower single name charges in Commercial Banking, partially offset by fewer provision releases in UK PBB and NatWest Markets.

•            In addition, we took an additional £101 million charge in Q3 2018 reflecting the more uncertain economic outlook and a net £60 million impairment charge in Ulster Bank RoI principally in relation to ongoing sales from our loan book to further reduce the level of non performing loans. Underlying credit conditions remained benign during 2018.

Business review

Tax

	2018	2017	2016
	£m	£m	£m
Tax charge	(1,275)	(824)	(1,166)
UK corporation tax rate	19.00%	19.25%	20.00%

2018 compared with 2017

•                  The tax charge for the year ended 31 December 2018 is higher than the UK statutory tax rate reflecting the impact of the banking surcharge, non-deductible bank levy and conduct charges for which no tax relief has been recognised. These factors have been offset partially by adjustments in respect of prior years.

2017 compared with 2016

•                  The tax charge for the year ended 31 December 2017 is higher than the UK statutory tax rate reflecting the impact of the banking surcharge, non-deductible bank levy and conduct charges for which no tax relief has been recognised, a reduction in the carrying value and impact of UK tax rate changes on deferred tax balances.  These factors have been offset partially by the release of tax provisions that reflect the reduction of exposures in countries where RBS is ceasing operations.

Business review

Financial summary continued

Summary consolidated balance sheet as at 31 December 2018

	2018		2017		2016
	£m		£m		£m
Assets
Cash and balances at central banks	88,897		98,337		74,250
Trading assets	75,119		85,991		86,660
Derivatives	133,349		160,843		246,981
Loans to banks - amortised cost	12,947		11,517		12,238
Loans to customers - amortised cost	305,089		310,116		307,778
Settlement balances	2,928		2,517		5,526
Other financial assets	59,485		51,929		48,637
Other assets	16,421		16,806		16,586
Total assets	694,235		738,056		798,656

Liabilities
Bank deposits	23,297		30,396		13,675
Customer deposits	360,914		361,316		343,498
Trading liabilities	72,350		81,982		84,536
Derivatives	128,897		154,506		236,475
Other financial liabilities	42,798		33,170		30,782
Subordinated liabilities	10,535		12,722		19,419
Other liabilities	8,954		14,871		20,867
Total liabilities	647,745		688,963		749,252

Total equity	46,490		49,093		49,404
Total liabilities and equity	694,235		738,056		798,656

Tangible net asset value per ordinary share (1)	287	p	288	p	294p

Note:

(1)             Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares in issue

From 1 January 2018, the Group adopted IFRS 9 ‘Financial Instruments’. IFRS 9 changed the balance sheet classification categories from IAS 39. Refer to Note 33 for full details of the impact of IFRS 9 on the Group’s balance sheet.

•     Total assets of £694.2 billion as at 31 December 2018 were down £43.8 billion, 5.9%, compared with 31 December 2017. This was primarily driven by reductions in trading assets and derivatives reflecting the wind-down of the legacy business and management of the leverage exposure.

•     Cash and balances at central banks decreased by £9.4 billion, 9.6%, to £88.9 billion representing liquidity management, the payment of the settlement with the US Department of Justice and the pension contribution in the year.

•     Trading assets decreased by £10.9 billion, 12.6%, to £75.1 billion and trading liabilities decreased by £9.6 billion, 11.7%, to £72.4 billion mainly due to the wind-down of the legacy business in NatWest Markets.

•     Movements in the value of derivative assets, down £27.5 billion, 17.1%, to £133.3 billion, and liabilities, down £25.6 billion, 16.6% to £128.9 billion, due to trading volumes and valuations in NatWest Markets.

•     Loans to customers - amortised cost, decreased by £5.0 billion, 1.6%, to £305.1 billion including £2.2 billion in Commercial Banking due to active capital management, activity and approximately £0.7 billion, in Ulster Bank RoI, primarily in relation to the sale of a portfolio of non-performing loans.

•     Other financial assets includes debt securities, equity shares and other loans and increased by £7.6 billion, 14.6%, to £59.5 billion, primarily reflecting increases in the liquidity portfolio driven by increased customer surplus within in the ring-fenced banks, reduced funding requirement and net term issuance in NatWest Markets.

•     Other assets includes property, plant & equipment, deferred tax, assets of disposal groups, accruals, deferred income and pension scheme surpluses and decreased by £0.4 billion, 2.3% to £16.4 billion.

•     Bank deposits decreased by £7.1 billion, 23.4%, to £23.3 billion, with decreases relating to funding management including a £5 billion payment in relation to the Bank of England Term Funding Scheme participation.

•     Customer deposits decreased by £0.4 billion, 0.1% to £360.9 billion with increases in UK PBB, Ulster Bank RoI and Private Banking offset by decreases in Commercial Banking and RBS International.

•     Other financial liabilities included customer deposits at fair value through profit and loss and debt securities and increased by £9.6 billion, 29.0%, to £42.8 billion primarily including issuances in the year of covered bonds and MREL in the year.

•     Subordinated liabilities decreased by £2.2 billion, 17.2% to £10.5 billion, primarily as a result of redemptions of £2.0 billion reflecting on-going liability management activities.

•     Other liabilities included deferred awards, deferred income, notes in circulation and accruals and decreased by £5.9 billion, 39.8% to £9.0 billion mainly due to the reduction in provisions in the year, primarily in relation to the settlement with the US Department of Justice.

•     Owners’ equity decreased by £2.6 billion, 5.4%, to £45.7 billion, primarily driven by preference share redemptions and the pension contribution in the year offset by the £2.1 billion profit for the year.

Cash flow

Refer to page 185 for the consolidated cash flow statement.

Business review

Segment performance

UK Personal & Business Banking

Income statement	2018	2017	2016
	£m	£m	£m
Net interest income	5,098	5,130	4,945
Non-interest income	1,184	1,347	1,182
Total income	6,282	6,477	6,127
Other costs	(2,991)	(3,158)	(3,398)
Strategic costs	(275)	(461)	(244)
Litigation and conduct costs	(216)	(210)	(634)
Operating expenses	(3,482)	(3,829)	(4,276)
Impairment losses	(342)	(235)	(125)
Operating profit	2,458	2,413	1,726
Performance ratios
Return on equity (1)	24.3%	23.7%	16.2%
Net interest margin	2.78%	2.86%	2.97%
Cost:income ratio	55.4%	59.1%	69.8%

Note:

(1)        Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

Capital and balance sheet	2018	2017	2016
	£bn	£bn	£bn
Loans to customers (amortised cost)
- personal advances	7.6	7.1	6.9
- mortgages	138.3	136.8	128.0
- cards	4.0	4.0	4.2
- business banking	6.8	6.8	6.3
- commercial	7.0	8.3	8.8
Total loans to customers (amortised cost)	163.7	163.0	154.2
Loan impairment provisions	(1.4)	(1.3)	(1.5)
Net loans to customers	162.3	161.7	152.7

Total assets	194.2	190.6	181.4
Customer deposits	184.1	180.4	169.6
Risk-weighted assets	45.1	43.0	42.3

Business review

Segment performance continued

2018 compared with 2017

•     UK PBB now has 6.4 million regular mobile app users, 16% higher than 2017, with 72% of our active current account customers being regular digital users. Total digital sales increased by 19% representing 45% of all sales. 61% of mortgage switching is now done digitally, compared with 51% in 2017. 57% of personal unsecured loans sales are via the digital channel, with digital volumes 31% higher. In business banking, 91% of current accounts and 68% of loans under £50,000 were originated digitally.

•     Total income was £195 million, or 3.0%, lower reflecting £124 million lower debt sale gains and a £33 million transfer of the Collective Investment Funds business to Private Banking in Q4 2017. Excluding these items, income was £38 million, or 0.6%, lower, including a £28 million reduction in overdraft fees following changes implemented in H2 2017, which included increasing the number of customer alerts. Net interest income of £5,098 million decreased by 0.6% as balance growth and deposit margin benefits were offset by lower mortgage new business margins, with net interest margin down by 8 basis points to 2.78%.

•     Operating expenses decreased by £347 million, or 9.1%. Excluding strategic, litigation and conduct costs, operating expenses were £167 million, or 5.3%, lower driven by reduced back-office operations costs and lower headcount reflecting continued operating efficiencies, partially offset by increased technology investment spend as we continue to build our digital capability.

•     Impairments were £107 million higher driven by fewer provision releases and lower recoveries following debt sales in prior years, as well as increased provisioning requirements under IFRS 9. The underlying default rate remained broadly stable with asset growth also accounting for an element of the uplift.

•     Net loans to customers increased by 0.4% to £162.3 billion. The business has maintained a prudent approach to risk and pricing in a very competitive market, with gross new mortgage lending in 2018 at £30.4 billion, 1.9% lower than 2017. Mortgage market share was maintained at 11.3% supporting a stock share of around 10%. Momentum continued in personal advances and business banking, increasing by 7.0% and 0.4% respectively.

•     Customer deposits increased by £3.7 billion, or 2.1%, as growth continued across current accounts and savings.

•     RWAs increased by £2.1 billion, or 4.9%, principally due to modelling changes on mortgages and unsecured loans.

2017 compared with 2016

•     Operating profit was £2,413 million compared with £1,726 million in 2016. The increase was driven by higher income, lower litigation and conduct charges and lower other operating expenses, partially offset by higher restructuring costs, largely relating to the reduction in our property portfolio and costs associated with the business previously described as Williams & Glyn(1), and higher impairments. Return on equity increased to 23.7% from 16.2% in 2016.

•     Total income of £6,477 million was £350 million, or 5.7%, higher than 2016, principally reflecting strong balance growth, savings re-pricing benefits and a £185 million debt sale gain. Net interest margin declined by 11 basis points to 2.86% driven by lower mortgage margins, asset mix and reduced current account hedge yield, partially offset by savings re-pricing benefits from actions taken in 2016 and following the Q4 2017 base rate increase.

•     Operating expenses decreased £447 million, or 10.5%, to £3,829 million. Excluding litigation and conduct costs, and restructuring costs, other operating expenses decreased by £240 million, or 7.1%, to £3,158 million compared with 2016 driven by a £59 million, or 7.1%, reduction in staff costs, with headcount down 8.3%, and a £181 million reduction in operational costs following process and productivity improvements in service operations and re-integration benefits in respect of the business previously described as Williams & Glyn(1). Cost:income ratio improved to 59.1% in 2017 compared with 69.8% in 2016.

•     The net impairment charge of £235 million, or 14 basis points of gross customer loans, reflected continued benign credit conditions. 2017 had lower recoveries partly as a result of the debt sales undertaken, compared with 2016. Defaults remained at very low levels across all portfolios compared to historic trends, although slightly higher than in 2016.

•     Net loans and advances increased by £9.0 billion, or 5.9%, to £161.7 billion as UK PBB continued to deliver support for both personal and business banking customers. Gross new mortgage lending in 2017 was £31.0 billion with market share of new mortgages at approximately 12%, resulting in stock share of approximately 10% at 31 December 2017 compared with 9.7% at 31 December 2016. Positive momentum continued across business banking lending, with net balances up 3.0% compared with 31 December 2016, adjusting for transfers(2).

•     Customer deposits increased by £10.8 billion, or 6.4%, to £180.4 billion, driven by strong personal current account and business deposit growth.

•     UK PBB includes commercial income from the business previously described as Williams & Glyn(1) of approximately £417 million, gross loans and advances of £8.3 billion and deposits of £14.3 billion. An estimated £70 million of the commercial income, £1.7 billion of gross loans and advances and £1.8 billion of deposits relates to mid-corporate customers not subject to the European Commission alternative remedies package. 120,000 of the remaining approximately 220,000 customers will be subject to the remedies package.

Notes:

(1)   The business previously described as Williams & Glyn was integrated in to the reportable operating segment UK PBB in Q4 2017 and prior year comparatives re-presented.

(2)   UK PBB Collective Investment Funds (CIFL) business was transferred to Private Banking on 1 October 2017. CIFL Business transfer included total income of £33 million and total expenses of £9 million. Comparatives were not re-presented. Transfers also included £0.4 billion loans and advances transferred from Commercial Banking to UK PBB during 2017 to better align Business banking customers. Comparatives were not re-presented.

Business review

Ulster Bank RoI

Income statement	2018	2017	2016	2018	2017	2016
	€m	€m	€m	£m	£m	£m
Net interest income	502	480	501	444	421	409
Non-interest income	187	209	100	166	183	167
Total income	689	689	704	610	604	576
Other costs	(553)	(516)	(559)	(490)	(451)	(457)
Strategic costs	(25)	(64)	(48)	(22)	(56)	(40)
Litigation and conduct costs	(79)	(192)	(211)	(71)	(169)	(172)
Operating expenses	(657)	(772)	(818)	(583)	(676)	(669)
Impairment losses	(17)	(68)	138	(15)	(60)	113
Operating profit/(loss)	15	(151)	24	12	(132)	20

Average exchange rate - €/£				1.130	1.142	1.224
Performance ratios
Return on equity (1)	0.5%	(5.0%)	0.7%	0.5%	(5.0%)	0.7%
Net interest margin	1.79%	1.67%	1.62%	1.79%	1.67%	1.62%
Cost:income ratio	95.6%	111.9%	116.1%	95.6%	111.9%	116.1%

Note:

(1)            Return on equity is based on segmental operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 14% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming a nil tax rate.

Capital and balance sheet	2018	2017	2016	2018	2017	2016
	€bn	€bn	€bn	£bn	£bn	£bn
Loans to customers (amortised cost)
- mortgages	16.0	17.3	17.9	14.4	15.4	15.3
- other lending	5.9	6.0	5.6	5.2	5.2	4.8
Total loans to customers (amortised cost)	21.9	23.3	23.5	19.6	20.6	20.1
Loan impairment provisions	(0.9)	(1.3)	(1.4)	(0.8)	(1.1)	(1.2)
Net loans to customers	21.0	22.0	22.1	18.8	19.5	18.9
Total assets	28.1	27.7	28.2	25.2	24.6	24.1
Funded assets	28.1	27.6	28.0	25.2	24.5	24.0
Customer deposits	20.1	19.1	17.7	18.0	16.9	15.2
Risk-weighted assets	16.4	20.2	21.1	14.7	18.0	18.1
Spot exchange rate - €/£				1.117	1.127	1.168

Business review

Segment performance continued

2018 compared with 2017

•   Ulster Bank RoI continued to strengthen its digital proposition in 2018 through enhancements to digital and mobile customer offerings.  69% of our active personal current account customers are choosing to bank with us through digital channels. A faster, more convenient and secure digital application experience was introduced for customers who are applying for current accounts and personal loans and further enhancements were made to the mobile app during the year. Mobile payments and transfers increased 36% compared with 2017, reflecting the continued customer migration from physical to digital channels.

•   Total income was in line with 2017. Net interest income increased by £23 million, or 5.5% (€22 million, or 4.6% in euro terms), supporting a 12 basis point increase in net interest margin, primarily driven by an improving asset mix, lower cost of deposits and a one-off funding benefit in 2018, partially offset by a reduction in income on free funds. Non-interest income decreased by £17 million, or 9.3% (€22 million, or 10.5% in euro terms), principally due to a lower number of non-recurring benefits and a reduction in fee income.

•   Operating expenses decreased by £93 million, or 13.8% (€115 million, or 14.9% in euro terms), principally due to a £98 million (€113 million) reduction in litigation and conduct costs and £34 million (€39 million) lower strategic costs. 2018 included a £71 million (€79 million) conduct and litigation provision for customer remediation and project costs associated with legacy business issues. Other expenses increased by £39 million (€37 million) primarily reflecting: the investment made into strengthening the risk, compliance and control environment; increased bank levies and regulatory fees; and higher spend on technology and innovation.

•   A net impairment charge of £15 million (€17 million) reflects a charge associated with a non-performing loan sale partially offset by observable improvements in the performance of the loan portfolio.

•   Net loans to customers reduced by £0.7 billion, or 3.6% (€1.0 billion, or 4.5% in euro terms), principally reflecting the sale of a portfolio of non-performing loans of £0.5 billion (€0.6 billion) in 2018 and a continued reduction in the tracker mortgage book.

•   Customer deposits increased by £1.1 billion, or 6.5% (€1.0 billion, or 5.2% in euro terms), supporting a reduction in the loan:deposit ratio to 105% from 115%.

•   RWAs reduced by £3.3 billion, or 18.3% (€3.8 billion, or 18.8% in euro terms), principally reflecting the impact of the non-performing loan sale and an improvement in credit metrics.

2017 compared with 2016

•   An operating loss of £132 million (€151 million) compared with a £20 million (€24 million) profit in 2016 primarily reflecting a £173 million (€206 million) increase in impairment losses, largely relating to a change in the non performing loan strategy to allow for further portfolio sales.

•   Total income of £604 million (€689 million) was £28 million, or 4.9% higher than in 2016 (€15 million, or 2.1% lower in euro terms). Adjusted income(1) of £607 million (€693 million) was £34 million, or 5.9% higher than 2016 (€8 million, or 1.1%, lower than 2016 in euro terms), primarily reflecting a £46 million (€53 million) reduction in income on free funds, partially offset by one off items, higher lending income and reduced funding costs. Net interest margin of 1.67% was 5 basis points higher than 2016 reflecting a combination of improved deposit and loan margins, one-off income adjustments and successful deleveraging measures in 2016 which have reduced the concentration of low yielding loans.

•   Operating expenses were £676 million, an increase of £7 million, or 1.0% compared with 2016 (a decrease of €46 million, or 5.6% to €772 million in euro terms). Excluding restructuring, and litigation and conduct costs, other operating expenses(1) decreased £6 million or 1.3% to £451 million; in euro terms other operating expenses of €516 million were €43 million, or 7.7%, lower than 2016. This was primarily due to continued progress in the delivery of cost saving initiatives, as evidenced by a 12.9% reduction in headcount, and lower pension costs. Cost:income ratio was 111.9% compared with 116.1% in 2016.

•   A litigation and conduct provision of £169 million (€192 million) related to customer remediation and project costs associated with legacy business issues.

•   A net impairment loss of £60 million (€68 million) compared with a £113 million (€138 million) release in 2016. The movement was driven by a provision relating to a change in the non performing loan strategy to allow for further portfolio sales, gains associated with asset disposals in 2016 and refinements to the mortgage provision models in 2017. REILs were £3.3 billion, 5.7% lower than 2016 (€3.7 billion, 9.8% in euro terms) reflecting credit quality improvements.

•   Ulster Bank RoI gross new lending was £2.3 billion in 2017, up 7.2% compared with 2016 (€2.6 billion, up 3.4% in euro terms).

•   RWAs remained stable at £18.0 billion, compared with £18.1 billion in 2016. In euro terms, RWAs of €20.2 billion reduced by €0.9 billion, or 4.3%, compared with 2016.

Note:

(1)  Excludes: Income - own credit adjustments of £3 million debit (2016 - £3 million credit); Costs - restructuring costs of £56 million (2016 - £40 million) and litigation and conduct costs of £169 million (2016 - £172 million).

Business review

Segment performance continued

Commercial Banking

Income statement	2018	2017	2016
	£m	£m	£m
Net interest income	2,040	2,286	2,143
Non-interest income	1,334	1,198	1,272
Total income	3,374	3,484	3,415
Other costs	(1,725)	(1,814)	(1,936)
Strategic costs	(106)	(167)	(108)
Litigation and conduct costs	(41)	(33)	(423)
Operating expenses	(1,872)	(2,014)	(2,467)
Impairment losses	(144)	(362)	(206)
Operating profit	1,358	1,108	742
Performance ratios
Return on equity (1)	10.2%	6.6%	4.1%
Net interest margin	1.67%	1.74%	1.76%
Cost:income ratio	53.8%	56.0%	71.0%

Capital and balance sheet	2018	2017	2016
	£bn	£bn	£bn
Loans to customers (amortised cost)
- SME & mid-corporates	30.0	30.7	32.2
- large corporates	18.3	21.5	22.9
- real estate	20.7	22.9	24.8
- specialised business	18.0	19.7	20.5
- other	2.0	3.3	0.4
Total loans to customers (amortised cost)	89.0	98.1	100.8
Loan impairment provisions	(1.0)	(1.2)	(0.8)
Net loans to customers (amortised cost)	88.0	96.9	100.0
Total assets	143.2	149.5	150.5
Customer deposits (excluding repos)	95.6	98.0	97.8
Loan:deposit ratio (excluding repos)	92.0%	99.0%	102.0%
Risk-weighted assets	67.6	71.8	78.5

Notes:

(1)     Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAe, assuming 28% tax rate.

(2)     Comparisons with prior periods are impacted by preparations for ring-fencing, including the transfer of shipping and other activities from NatWest Markets, the transfer of whole business securitisations and Relevant Financial Institutions and other activities to NatWest Markets and the transfer of the funds and trustee depositary business to RBS International. The net impact of transfers on 2017 would have been to reduce income by £246 million, operating expenses by £10 million, impairments by £72 million, net loans to customers by £5.3 billion, customer deposits by £1.2 billion and RWAs by £2.2 billion. There is an additional £1.4 billion reduction in 2017 net loans to customers as a result of 2018 asset reclassifications under IFRS9. The variances in the commentary below have been adjusted for the impact of these items excluding net interest margin.

Business review

Segment performance continued

2018 compared with 2017 (comparisons adjusted for transfers)

•   Approximately 85% of customers now interact with Commercial Banking digitally and we have developed solutions they value. We successfully launched the Bankline mobile app in the Apple app store, whilst our lending journey now enables customers to apply digitally for loans of up to £750,000 through a self-service application process. This is the largest value offered by a UK commercial bank, giving customers rapid, digital access to funding decisions, with approximately 50% of loan applications given a decision in principle in under 24 hours.

•   Total income increased by £136 million, or 4.2%, reflecting asset disposal and fair value gains of £169 million, compared with a £64 million loss in 2017, partially offset by lower lending. Net interest margin decreased by 7 basis points to 1.67% primarily reflecting reclassification of net interest income to non-interest income under IFRS 9, the impact of transfers and asset margin compression, partially offset by higher funding benefits from deposit balances.

•   Operating expenses decreased by £132 million, or 6.6%. Excluding strategic, litigation and conduct costs, operating expenses were £79 million, or 4.4%, lower reflecting continued operating model simplification.

•   Impairments decreased by £146 million, or 50.3%, mainly reflecting lower single name charges.

•   Net loans to customers decreased by £2.2 billion, or 2.4%, principally driven by significant active capital management reductions, with underlying lending growth of £3.5 billion, or 3.8%. At Q3 2018, we announced an additional £2 billion of growth funding to help British businesses prepare for the Brexit transition, bringing the total commitment to £3 billion.

•   Customer deposits decreased by £1.2 billion, or 1.2%, supporting a broadly stable loan:deposit ratio of 92%.

•   RWAs decreased by £2.0 billion, or 2.9%, driven by £10.5 billion of gross RWA reductions associated with active capital management, partially offset by model updates of £2.9 billion, underlying business growth and partial reinvestment of gross RWA reductions through refinancing to existing clients under our revised pricing framework.

2017 compared with 2016

•   Operating profit of £1,108 million compared with £742 million in 2016, primarily reflecting a reduction in litigation and conduct costs. Excluding litigation and conduct costs, and restructuring costs,  operating profit of £1,308 million, was £35 million, or 2.7%, higher than 2016, reflecting lower other operating expenses and higher income, partially offset by higher impairments. Return on equity was 250 basis points higher than 2016 at 6.6%. Adjusted return on equity(1) remained broadly stable at 8.2%.

•   Total income increased by £69 million, or 2.0%, to £3,484 million primarily reflecting increased volumes in targeted segments and re-pricing benefits on deposits. Net interest margin decreased by 2 basis points as active re-pricing of assets and deposits has been more than offset by wider asset margin pressure in a low rate environment.

•   Operating expenses decreased by £453 million to £2,014 million. Excluding litigation and conduct costs, and restructuring costs, other operating expenses of £1,814 million, were £122 million, or 6.3%, lower than 2016, reflecting operating model simplification and productivity improvements, including a 16.4% reduction in front office headcount, and a £25 million intangible asset write-down in 2016. The cost:income ratio improved to 56.0% compared with 71.0% in 2016.

•   Net impairment losses of £362 million were £156 million higher than 2016, reflecting a small number of single name impairments.

•   Net loans and advances decreased by £3.1 billion to £96.9 billion. Adjusting for transfers(2) of £1.8 billion, net loans and advances decreased by £4.9 billion to £96.9 billion, compared with 2016, as growth in targeted segments has been more than offset by active capital management of the lending book.

•   RWAs decreased by £6.7 billion to £71.8 billion. Adjusting for transfers(2) of £1.5 billion, RWAs decreased by £8.2 billion, or 10.4%, to £71.8 billion compared with 2016 reflecting active capital management of the lending book, achieving £12.5 billion of gross RWA reductions.

Notes:

(1)  Excluding restructuring costs, and litigation and conduct costs.

(2)  Shipping and other activities, which were formerly in Capital Resolution, were transferred from NatWest Markets on 1 October 2017, including net loans and advances to customers of £2.6 billion and RWAs of £2.1 billion. Commercial Banking transferred whole business securitisations and relevant financial institution’s (RFI) to NatWest Markets during December 2017, including net loans and advances to customers of £0.8 billion and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

Business review

Segment performance continued

Private Banking

Income statement	2018	2017	2016
	£m	£m	£m
Net interest income	518	464	449
Non-interest income	257	214	208
Total income	775	678	657
Other costs	(456)	(445)	(511)
Strategic costs	(21)	(45)	(37)
Litigation and conduct costs	(1)	(39)	(1)
Operating expenses	(478)	(529)	(549)
Impairment releases/(losses)	6	(6)	3
Operating profit	303	143	111
Performance ratios
Return on equity (1)	15.4%	6.4%	5.6%
Net interest margin	2.52%	2.47%	2.66%
Cost:income ratio	61.7%	78.0%	83.6%

Capital and balance sheet	2018	2017	2016
	£bn	£bn	£bn
Loans to customers (amortised cost)
- personal	2.0	2.3	2.3
- mortgages	8.9	8.2	7.0
- other	3.4	3.0	2.9
Total Net loans to customers (amortised cost)	14.3	13.5	12.2

Total assets	22.0	20.3	18.6
Assets under management (2)	19.8	21.5	17.0
Customer deposits	28.4	26.9	26.6
Loan:deposit ratio	50%	50%	46%
Risk-weighted assets	9.4	9.1	8.6

Notes:

(1)   Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 13.5% (14% prior to Q1 2018) of the monthly average of segmental RWAes, assuming 28% tax rate.

(2)   Comprises assets under management, assets under custody and investment cash.

(3)   Comparisons with prior periods are impacted by the transfer of the Collective Investment Fund business from UK PBB and by the transfers of Coutts Crown Dependency and the International Client Group Jersey to RBS International. The net impact of the transfers on 2017 would have been to increase income by £24 million and operating expenses by £15 million and reduce net loans to customers by £0.1 billion, customer deposits by £0.5 billion and assets under management by £0.7 billion. The variances in the commentary below have been adjusted for the impact of these transfers excluding net interest margin.

Business review

Segment performance continued

2018 compared with 2017 (comparisons adjusted for transfers)

•   Approximately 60% of clients bank with us digitally and 94% of clients positively rate our Coutts24 telephony service. Private Banking also recently launched Coutts Connect, a social platform which allows clients to network and build working relationships with one another.

•   Total income increased by £73 million, or 10.4%, largely due to increased lending, higher funding benefits from deposit balances and higher investment income. Net interest margin increased by 5 basis points as higher deposit income was partially offset by asset margin pressure.

•   Operating expenses decreased by £66 million, or 12.1%. Excluding strategic, litigation and conduct costs, operating expenses decreased by £4 million, or 0.8% driven by operating model efficiencies.

•   A net impairment release of £6 million largely reflects a £9m release in Q4 2018 due to data quality improvements.

•   Net loans to customers increased by £0.9 billion, or 6.7%, primarily in mortgages.

•   Customer deposits increased by £2.0 billion, or 7.6%, mainly due to higher personal client account balances.

•   Assets under management decreased by £1.0 billion, or 4.8%, reflecting market movements partially offset by new business inflows of £0.6 billion.

•   Private Banking manages a further £6.7 billion of assets under management on behalf of RBS Group which sit outside of Private Banking. Total assets under management overseen by Private Banking have decreased by 5.7% to £26.5 billion as a result of market movements partially offset by net new business.

•   RWAs increased by £0.3 billion, or 3.3%, relative to 6.7% growth in net loans to customers.

2017 compared with 2016

•   Operating profit increased by £32 million, or 28.8%, to £143 million compared with 2016 and return on equity increased from 5.6% to 6.4%. Excluding litigation and conduct costs, and restructuring costs, adjusted operating profit of £227 million was £78 million, or 52.3%, higher than 2016 primarily reflecting lower other operating expenses and higher income. Adjusted return on equity(1) increased to 11.3% from 7.8% in 2016.

•   Total income increased by £21 million to £678 million. Adjusting for transfers(2) of £9 million, total income increased by £12 million to £678 million due to increased lending volumes and an £8 million gain on a property sale, partially offset by ongoing margin pressure. Net interest margin fell 19 basis points to 2.47% reflecting the competitive market and low rate environment.

•   Operating expenses decreased by £20 million to £529 million. Excluding litigation and conduct costs, and restructuring costs, adjusted operating expenses of £445 million decreased by £66 million, or 12.9%, compared with 2016 largely reflecting management actions to reduce costs, including an 11.8% reduction in front office headcount. The cost:income ratio improved to 78.0% from 83.6% in 2016.

•   Net loans and advances of £13.5 billion were £1.3 billion, or 10.7%, higher than 2016 principally driven by growth in mortgages.

•   Assets under management were £4.5 billion higher than 2016 at £21.5 billion. Adjusting for transfers(2) of £2.1 billion, assets under management were £2.4 billion, or 14.4%, higher than 2016 at £21.5 billion, reflecting both organic growth and favourable market conditions.

•   RWAs of £9.1 billion were £0.5 billion, or 5.8%, higher than 2016 primarily due to increased mortgage lending.

Notes:

(1)       Excluding restructuring costs, litigation and conduct costs and write down of goodwill.

(2)       The UK PBB Collective Investment Funds (CIFL) business was transferred from UK PBB on 1 October 2017, including total income in Q4 2017 of £11 million and assets under management of £3.3 billion. Private Banking transferred Coutts Crown Dependencies (CCD) to RBS International during Q4 2017, including total income of £2 million and assets under management of £1.2 billion. Comparatives were not re-presented for these transfers.

Business review

Segment performance continued

RBS International

Income statement	2018	2017	2016
	£m	£m	£m
Net interest income	466	325	303
Non-interest income	128	64	71
Total income	594	389	374
Other costs	(260)	(202)	(169)
Strategic costs	(9)	(9)	(5)
Litigation and conduct costs	9	(8)	—
Operating expenses	(260)	(219)	(174)
Impairment releases/(losses)	2	(3)	(10)
Operating profit	336	167	190
Performance ratios
Return on equity (1)	24.4%	11.2%	13.8%
Net interest margin	1.71%	1.36%	1.36%
Cost:income ratio	43.8%	56.3%	46.5%

Capital and balance sheet	2018	2017	2016
	£bn	£bn	£bn
Loans to customers (amortised cost)
- corporate	10.2	5.7	6.2
- mortgages	2.7	2.7	2.6
- other	0.4	0.3	—
Total Net loans to customers (amortised cost)	13.3	8.7	8.8

Total assets	28.4	25.9	23.4
Customer deposits	27.5	28.9	25.1
Risk-weighted assets	6.9	5.1	9.5

Notes:

(1)       Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 16% (12% prior to November 2017) of the monthly average of segmental RWAes

(2)       Comparisons with prior periods are impacted by the transfer of the funds and trustee depositary business from Commercial Banking and by the transfer of Coutts Crown Dependency and the International Client Group from Private Banking. The net impact of the transfers on 2017 would have been to increase income by £151 million and operating expenses by £14 million, net loans to customers by £4.5 billion, customer deposits by £1.7 billion and RWAs by £1.9 billion. The variances in the commentary below have been adjusted for the impact of these transfers excluding net interest margin.

Business review

Segment performance continued

2018 compared with 2017 (comparisons adjusted for transfers)

•   The RBS International mobile app has been further developed to include new functionality, allowing customers to manage their finances more effectively and has 67 thousand users, an increase of 23% from 2017. 71% of wholesale customer payments are now processed using our newly introduced international banking platform, making the payments process simpler for customers.

•   Total income increased by £54 million, or 10.0%, largely driven by deposit margin benefits. Institutional Banking contributed 62% to income in 2018, with Local Banking contributing 32% and Depositary Services 6%. Net interest margin increased by 35 basis points primarily driven by the impact of transfers and a change in product mix.

•   Operating expenses increased by £27 million, or 11.6%, due to £39 million higher back-office costs associated with becoming a non ring-fenced bank and £5 million of remediation costs, partially offset by lower conduct and litigation costs.

•   Impairments decreased by £5 million reflecting a number of small releases and improvements in underlying lending quality.

•   Net loans to customers remained broadly stable at £13.3 billion and are split: £9.2 billion within Institutional Banking, of which £2.2 billion relates to real estate exposures; and £4.1 billion in Local Banking, of which £2.7 billion relates to mortgages.

•   Customer deposits decreased by £3.1 billion reflecting a large inflow of short term placements in Institutional Banking in 2017. Customer deposits represent RBS International’s primary funding source and are split: £18.1 billion Institutional Banking and £9.4 billion Local Banking.

•   RWAs decreased by £0.1 billion, or 1.4%, with model updates offset by business movements.

•   During 2018, we repositioned our balance sheet so that excess funds previously placed with RBS Group are now deployed into funding customer assets in our new London branch. We have also established a liquidity portfolio across central and correspondent banks and sovereign bond holdings. These changes provide continuity for our customers and support compliance with incoming Basel III Liquidity Coverage Ratio rules.

2017 compared with 2016

•   Operating profit of £167 million decreased by £23 million, or 12.1%, compared with 2016 and return on equity decreased to 11.2% from 13.8%, reflecting increased operational costs associated with the creation of a bank outside the ring-fence, partially offset by higher income. Adjusted return on equity(1) decreased to 12.6% from 14.2% in 2016 .

•   Total income increased by £15 million, or 4.0%, to £389 million driven by increased average lending balances in 2017 and re-pricing benefits on the deposit book.

•   Net loans and advances were broadly stable compared with 2016 and customer deposits increased by £3.8 billion to £28.9 billion primarily reflecting increased short term placements in the Funds sector.

•   RWAs of £5.1 billion reduced by £4.4 billion, or 46.3%, compared with 2016, reflecting the benefit of receiving the Advanced Internal Rating Based Waiver on the wholesale corporate book in November 2017, in advance of becoming a bank outside the ring-fence.

•   From 1st Jan 2018 RBS International will include the funds and trustee depositary business transferred from Commercial Banking, which generated around £150 million of income and £60 million of costs in 2017.

Note:

(1)  Excluding restructuring costs.

Business review

Segment performance continued

NatWest Markets

Income statement	2018	2017	2016
	£m	£m	£m
Net interest income	112	203	343
Non-interest income	1,330	847	869
Total income	1,442	1,050	1,212
Other costs	(1,213)	(1,528)	(2,084)
Strategic costs	(238)	(436)	(190)
Litigation and conduct costs	(153)	(237)	(550)
Operating expenses	(1,604)	(2,201)	(2,824)
Impairment releases	92	174	(253)
Operating loss	(70)	(977)	(1,865)

Analysis of income by product
Rates	662	959	807
Currencies	432	496	581
Financing	382	456	344
Revenue share paid to other segments	(217)	(246)	(211)
Core income excluding OCA	1,259	1,665	1,521
Legacy	91	(549)	(496)
Own credit adjustments	92	(66)	187
Total income	1,442	1,050	1,212

Performance ratios
Return on equity (2)	(2.0%)	(9.0%)	(12.5%)
Net interest margin	0.40%	0.65%	0.91%

Capital and balance sheet	2018	2017	2016
	£bn	£bn	£bn
Net loans to customers (amortised cost)	8.4	9.7	13.1
Total assets	244.5	277.9	372.5
Funded assets	111.4	118.7	128.5
Customer deposits	2.6	3.3	5.1
Risk-weighted assets	44.9	52.9	69.7

Notes:

(1)       The NatWest Markets operating segment should not be assumed to be the same as the NatWest Markets Plc legal entity or group.

(2)       Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity (based on 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 28% tax rate.

(3)       Comparisons with prior periods are impacted by the transfer of shipping and other activities to Commercial Banking and the transfer of whole business securitisations and Relevant Financial Institutions from Commercial Banking in preparation for ring-fencing. The net impact of the transfers on 2017 would have been to increase income by £104 million, reduce operating expenses by £2 million, reduce the net release of impairments by £72 million and increase funded assets by £1.3 billion and RWAs by £0.4 billion. The variances in the full year commentary below have been adjusted for the impact of these transfers.

Business review

Segment performance continued

2018 compared with 2017 (comparisons adjusted for transfers)

•   NatWest Markets continues to focus on customer service and is increasingly using technology to enhance the way it provides innovative financial solutions to its customers and partners. For example, FXmicropay makes it simpler for businesses operating globally to accept payments in multiple currencies, reducing costs and increasing revenues for our customers. Our success in harnessing technology has been recognised with two awards: Best in Service Globally among Corporates for Algorithmic trading in the 2018 Euromoney FX Survey and Best Order Management award in the Profit & Loss 2018 Digital FX Awards.

•   Total income increased by £288 million, or 25.0%, primarily reflecting lower disposal losses in the legacy business and a £165 million indemnity insurance recovery, partially offset by lower income in the core business. The reduction in the core business was driven by challenging fixed income, currencies and commodities (FICC) market conditions in Q4 2018, together with turbulence in European bond markets earlier in the year.

•   Operating expenses decreased by £595 million, or 27.1%. This reflects reductions in other expenses across both the core and legacy businesses, down £313 million to £1,213 million, lower strategic costs, down £198 million to £238 million, and reduced litigation and conduct costs, down £84 million to £153 million.

•   The net impairment release decreased by £10 million to £92 million reflecting a lower level of legacy releases.

•   Funded assets decreased by £8.6 billion, or 7.2%, reflecting the wind down of the legacy business.

•   RWAs decreased by £8.4 billion to £44.9 billion, including RWAs for Alawwal bank of £5.9 billion. The decrease was driven by the legacy business, down £7.1 billion, in addition to reductions in the core business.

2017 compared with 2016

•   An operating loss of £977 million compared with £1,865 million in 2016. The core business operating profit increased by £427 million to £41 million reflecting lower litigation and conduct costs and higher income, partially offset by increased restructuring costs reflecting back office restructuring activity. Adjusted operating loss(1) of £264 million, compared with £1,231 million in 2016, reflecting lower adjusted costs(1) and a net impairment release of £174 million in 2017, compared with a charge of £253 million in 2016.

•   Total income of £1,050 million compared with £1,212 million in 2016. In the core business, total income increased by £42 million, or 2.7%, to £1,616 million, whereas adjusted income(1) increased by £144 million, or 9.5%, to £1,665 million, principally driven by Rates as the business navigated markets well despite a lower level of customer activity than in 2016, which benefited from favourable market conditions following the EU referendum.

•   Operating expenses of £2,201 million were £623 million, or 22.1%, lower than 2016, whereas adjusted operating expenses(1) of £1,528 million were £556 million, or 26.7%, lower than 2016. In the legacy business, operating expenses decreased by £238 million, or 27.5%, to £627 million, whereas adjusted operating expenses decreased significantly reflecting a 77.7% reduction in headcount as the business moved towards closure. In the core business, operating expenses decreased by £383 million, 19.5%, to £1,577 million as the business continues to drive cost reductions, where as adjusted operating expenses were £1,268 million compared to £1,320 million in 2016.

•   RWAs decreased by £15.3 billion, adjusting for transfers(2), to £52.9 billion primarily reflecting reductions in the legacy business. In the core business RWAs decreased by £3.1 billion to £32.3 billion reflecting lower counterparty credit risk through mitigation activities and business initiatives. At the end of 2017 the legacy business within NatWest Markets had RWAs of £14.0 billion, excluding RBS’s stake in Alawwal Bank, a reduction of £10.9 billion, adjusting for transfers, over the course of the year.

•   Total assets fell by £94.6 billion to £277.9 billion, funded assets fell to £118.7 billion, a reduction of £7.3 billion, adjusting for transfers(2), mainly reflecting disposal activity.

Notes:

(1)       Excludes: Income - own credit adjustments of £66 million debit (2016 - £187 million credit), strategic disposals of £26 million credit (2016 - £81 million debit). Costs - restructuring costs of £436 million (2016 - £190 million) and litigation and conduct costs of £237 million (2016 - £550 million).

(2)       Shipping and other activities, which were formerly in Capital Resolution, were transferred to Commercial Banking on 1 October 2017, including total funded assets of £3.3 billion, net loans and advances to customers of £2.6 billion, and RWAs of £2.1 billion. Whole business securitisations and relevant financial institutions (RFI) were transferred from Commercial Banking during December 2017, including net loans and advances to customers of £0.8 billion, and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

Business review

Segment performance continued

Central items & other

	2018	2017	2016
	£m	£m	£m
Central items not allocated	(1,038)	(483)	(5,006)

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment. Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

2018 compared with 2017

•   Central items not allocated represented a charge of £1,038 million in 2018, largely comprises the £1,040 million charge relating to the civil settlement with the US Department of Justice and £333 million of strategic costs, partially offset by a £241 million provision release relating to an RMBS litigation indemnity and indemnity insurance recoveries of £192 million.

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

Note:

(1)  The total gain in relation to the sale of Euroclear was £161 million, of which £135 million central items and £26 million NatWest Markets.

Our Board

Key	Group audit committee	Re	Group performance and remuneration committee
A	Group Executive committee	Ri	Group Board risk committee
E	GRG Board Oversight Committee	S	Group Sustainable banking committee
G	Group nominations and governance committee	T	Technology and innovation committee
N		Underlined	Committee Chairman

1 Howard Davies

Appointed: 14 July 2015 (Board),

1 September 2015 (Chairman)

Experience: Howard was chair of the UK Airports Commission between 2012 and 2015; Director of the London School of Economics and Political Science from 2003 until May 2011; Chairman of the UK Financial Services Authority from 1997 to 2003; and Deputy Governor of the Bank of England from 1995 to 1997.

He is also Professor of Practice at the Paris Institute of Political Science (Sciences Po) and author of several books on financial subjects.

External appointment(s): Independent director of Prudential plc and chair of the Risk Committee; Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC; Chair of the International Advisory Council of the China Securities Regulatory Commission; and Member of the International Advisory Council of the China Banking Regulatory Commission.

2 Ross McEwan

Appointed: 1 October 2013

Experience: Ross has more than 25 years experience in the finance, insurance and investment industries. He became Chief Executive of The Royal Bank of Scotland Group in October 2013 and between August 2012 and September 2013, was Chief Executive Officer for UK Retail, joining from Commonwealth Bank of Australia where he was Group Executive for Retail Banking Services for five years. Prior to this, Ross was Executive General Manager with responsibility for the branch network, contact centres and third party mortgage brokers. Prior to Commonwealth Bank of Australia, he was Managing Director of First NZ Capital Securities. He was also Chief Executive of National Mutual Life Association of Australasia Ltd/AXA New Zealand Ltd.

External appointments: None.

3 Katie Murray

Appointed: 1 January 2019

Experience: Katie joined RBS as Director of Finance in November 2015 and was appointed as Deputy Chief Financial Officer in March 2017. Katie has worked in Finance and Accounting for nearly 30 years with experience in capital management, investor relations, financial planning and all areas of financial services. Katie was previously the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg from 2011 to 2015, having held various roles in Old Mutual from 2002. Prior to this Katie worked at KPMG for 13 years. Katie is a Chartered Accountant having trained in Scotland and is a member of The Institute of Chartered Accountants of Scotland.

External appointments: None.

Independent non-executive directors

4 Frank Dangeard

Appointed 16 May 2016

Experience: Frank assumed the role of Chairman, NatWest Markets Plc on 30 April 2018. Previously, Frank served as a non-executive director of Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS, and as Deputy Chairman and acting Chairman of Telenor ASA. During his executive career he held various roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and Managing Director of SG Warburg.

Frank is a graduate of HEC and IEP in Paris and of the Harvard Law School in the US.

External appointments: Non-executive director of the Symantec Corporation and Arqiva.

5 Alison Davis

Appointed 1 August 2011

Experience: Previously, Alison served as a director of City National Bank, First Data Corporation, Xoom, Presidio Bank and Diamond foods, and as a non-executive director and chair of the board of LECG Corporation. She has also worked at McKinsey & Company; AT Kearney; as Chief Financial Officer at Barclays Global Investors (now BlackRock); and as managing partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

Alison is a graduate of Cambridge University and Stanford Business School.

External appointments: Non-executive director, and member of the audit committee of Fiserv Inc; and non-executive director and chair of the audit committee of Ooma Inc.

6 Patrick Flynn

Appointed 1 June 2018

Experience: Patrick Flynn was the Chief Financial Officer and a member of the Executive Board of ING Group (Netherlands’ largest financial services group) from April 2009 to May 2017. Prior to that, he was Chief Financial Officer of HSBC Insurance from 2007 to 2009 and prior to that, from 2002 to 2007, was Chief Financial Officer of HSBC South America based in Brazil where he was responsible for HSBC’s banking and insurance operations.

Patrick is a Chartered Accountant; a Fellow of the Institute of Chartered Accountants Ireland; and a member of the Association of Corporate Treasurers in the UK.

External appointments: None.

Our Board

7 Morten Friis

Appointed 10 April 2014

Experience: Previously, Morten had a 34 year financial services career. He held various roles at Royal Bank of Canada and its subsidiaries including Associate Director at Orion Royal Bank; Vice President, Business Banking; and Vice President, Financial Institutions. In 1997, he was appointed as Senior Vice President, Group Risk Management and served as the Chief Credit Officer, then Chief Risk Officer, from 2004 to 2014. He was also previously a Director of RBC Bank (USA); Westbury Life Insurance Company; RBC Life Insurance Company; and RBC Dexia Investor Services Trust Company.

External appointments: Member of the Board of Directors of The Canadian Institute for Advanced Research; member of the Board of Directors of the Harvard Business School Club of Toronto; and non-executive director of Jackson National Life Insurance Company.

8 Robert Gillespie

Appointed 2 December 2013

Experience: Robert had a long career in investment banking, specialising in corporate advisory work. He was Director General of the Takeover Panel from 2010 until 2013 and prior to that held a number of senior management positions at UBS including being global head of investment banking from 1999 until 2005, chief executive of UBS for EMEA from 2004 to 06 and Vice Chairman of UBS Investment Bank from 2005 to 2008. He commenced his career at Price Waterhouse where he qualified as a Chartered Accountant and in 1981 joined S.G. Warburg which subsequently became part of UBS.

External appointments: Independent board director at Ashurst LLP; chairman of the Boat Race Company Limited; director of Social Finance Limited; and professor of practice, Durham University Business School.

9 Brendan Nelson

Appointed 1 April 2010

Experience: Brendan is a non-executive director of NatWest Markets Plc and chair of its audit committee. Previously Brendan was global chairman, financial services for KPMG. He held senior leadership roles within KPMG, including as a member of the KPMG UK board from 1999 to 2006 and as vice-chairman from 2006 until his retirement in 2010. He was Chairman of the Audit Committee of the Institute of Chartered Accountants of Scotland from 2005 to 2008 and President of the Institute of Chartered Accountants of Scotland 2013/14.

External appointments: Non-executive director and Chairman of the audit committee and member of the remuneration, nominations & governance committee and chairman’s committees of BP plc; and member of the Financial Reporting Review Panel.

10 Baroness Noakes, DBE

Appointed 1 August 2011

Experience: Baroness Noakes is an experienced director on UK listed company boards with extensive and varied political and public sector experience. A qualified chartered accountant, she previously headed KPMG’s European and International Government practices and has been President of the Institute of Chartered Accountants in England and Wales. She was appointed to the House of Lords in 2000 and has served on the Conservative front bench in various roles including as shadow Treasury minister between 2003 and May 2010. Baroness Noakes previously held non-executive roles on the Court of the Bank of England, Hanson, ICI, Severn Trent, Carpetright, John Laing and SThree.

External appointments: Member of the House of Lords Select Committee on the European Union and its sub-committee on the internal market.

11 Mike Rogers

Appointed 28 January 2016

Experience: Mike was previously Chief Executive of Liverpool Victoria Group for 10 years. Mike has extensive experience in retail banking and financial services. He joined Barclays in 1986 where he undertook a variety of roles in the UK and overseas across business banking, wealth management and retail banking and was Managing Director of Small Business, Premier Banking and UK Retail Banking.

External appointments: Non-executive Chairman of Aegon UK; Director of Experian plc; and Chairman of its Remuneration Committee.

12 Mark Seligman

Appointed 1 April 2017; Senior Independent Director since 1 January 2018

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

External appointments: Senior Independent Director of Kingfisher plc and non-Executive Director and Chairman of the audit committee of Smiths Group plc.

13 Dr Lena Wilson, CBE

Appointed 1 January 2018

Experience: Lena is an experienced CEO with an international career, who spent a significant proportion of her executive career with Scottish Enterprise, latterly as Chief Executive from 2009 until 2017. Prior to that, Lena held the role of Senior Investment Advisor to The World Bank in Washington DC. She is a visiting Professor at the University of Strathclyde and has previously served as a member of Scotland’s Financial Services Advisory Board and as Chair of Scotland’s Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland. Lena is Chair of the Colleague Advisory Panel established by RBS during 2018.

External appointments: Non-Executive Director of Intertek Group plc and member of its audit and nomination committees, and non-Executive Director of Scottish Power Renewables Limited. Visiting Professor, University of Strathclyde Business School. Advisory Board member of MCR Pathways.

Chief Governance & Regulatory Officer and Board Counsel; Company Secretary

14 Aileen Taylor

Appointed 1 May 2010

Experience: A qualified solicitor, Aileen joined RBS in 2000. She was appointed Group Secretary in 2010 and extended her remit further in 2015, becoming Chief Governance Officer and Board Counsel. In 2017 she also assumed responsibility for Regulatory Affairs. Prior to that Aileen held various legal, secretariat and risk roles including Head of External Risk (Retail), Head of Regulatory Risk (Retail Direct) and Head of Legal and Compliance (Direct Line Financial Services).

Aileen is a fellow of the Chartered Institute of Bankers in Scotland and a member of the European Corporate Governance Council and the GC 100. She is also a member of the FCA’s Listing Authority Advisory Panel.

Corporate governance

Chairman’s introduction

Dear Shareholder,

I am pleased to present the corporate governance report. During 2018 the Board considered a range of key strategic, financial, regulatory and risk matters, including:

•           Future strategy, including RBS’s purpose and long term future, technology and innovation

•           Banking structural reform

•           Dividend policy and declaration of an interim dividend

•           US Department of Justice: US RMBS investigation - final settlement

•           Group Pension Fund: MoU on structural changes and additional related funding contribution

•           Risks associated with the transition of LIBOR and other IBOR rates to alternative risk free rates

•           Building a healthy culture

•           Implications of Brexit

The Board also dedicated time to engagement with employees, shareholders, customers and other stakeholders, as set out in more detail on page 63.

Ring-Fencing Governance

We also introduced some significant changes to the way our board operates. In Q1 the Board approved a new board and committee operating model in order to align with UK ring-fencing requirements effective from 1 January 2019. The transition towards the new model began in May 2018 and I am pleased to report that the revised operating rhythm is now embedded. Under the new arrangements, the RBSG Board has adopted a revised remit aligned primarily to the legal and regulatory obligations of a listed holding company. This includes: strategy; significant acquisitions and disposals; budget and financial results; risk appetite; regulatory submissions; board and committee appointments; executive pay and performance; culture; and shareholder relations.

NatWest Holdings Limited (NWH Ltd) is now the holding company for our ring-fenced operations. NWH Ltd shares a common board membership with NatWest, the Royal Bank and Ulster Bank Limited (together, the “NWH Ltd sub-group”) and the four boards meet concurrently.

Under the new model, the NWH Ltd board is the designated forum for matters relating specifically to our ring-fenced operations, with a strong focus on the customer-facing businesses operating within the NWH Ltd sub-group. It receives regular business reviews and updates from franchise and function CEOs and also considers NWH Ltd strategy; risk profile; customer, innovation and people issues; regulatory submissions; financial results; budget; and board and committee appointments as they relate to the NWH Ltd sub-group.

An integral part of our ring-fencing governance arrangements is the appointment of Double Independent Non-Executive Directors or “DINEDs” to the NWH Ltd sub-group boards and board committees.

The DINEDs are independent in two respects: (i) independent of management as non-executives; and (ii) independent of the rest of the Group by virtue of their NWH Ltd sub-group only directorships. They play a critical role in our ring-fencing governance structure, with an enhanced role in managing any conflicts which may arise between the interests of NWH Ltd and RBSG. The DINEDs attend RBSG Board meetings in an observer capacity.

On 30 April 2018 Yasmin Jetha stood down as a director of RBSG allowing her to assume DINED status. A further 3 DINEDs were appointed to the NWH Ltd sub-group boards with effect from 1 May: Francesca Barnes, Graham Beale and Ian Cormack. On 3 December Alison Rose-Slade was appointed as Deputy CEO, NatWest Holdings, and as a director of the NWH Ltd sub-group boards.

RBS’s principal subsidiary entities outside the ring-fence, including NatWest Markets Plc, operate separate board and committee meeting cycles. In April 2018 Frank Dangeard stood down from the NWH Ltd sub-group boards and assumed the role of Chairman of NatWest Markets Plc.

Other Board changes

Penny Hughes resigned as a non-executive director on 30 May 2018, and Ewen Stevenson resigned as Chief Financial Officer and director on 30 September 2018. I would like to thank Penny and Ewen for all their hard work and dedication to RBS during their time with us.

On 1 June 2018, we were pleased to welcome Patrick Flynn to the Board. Patrick’s appointment further strengthens our overall board composition and supports succession planning.

We were also delighted to announce the appointment of Katie Murray as Executive Director and Chief Financial Officer (CFO) with effect from 1 January 2019. Katie’s appointment followed a successful period as interim CFO.

In addition, Brendan Nelson will step down as Chairman of the Group Audit Committee with effect from close of business on 31 March 2019, and as a non-executive director with effect from the end of the 2019 Annual General Meeting. Patrick Flynn will assume the role of Chairman of the Group Audit Committee with effect from close of business on 31 March 2019.

2018 UK Corporate Governance Code and Statutory Reporting Changes

In July 2018 the Financial Reporting Council published the 2018 UK Corporate Governance Code (‘the 2018 Code’), which applies to accounting periods beginning on or after 1 January 2019. Having conducted a comprehensive impact analysis we believe we are well placed to report on our application of the new 2018 Code’s principles in our 2019 report. We have also noted the new statutory reporting requirements (as set out in the Companies (Miscellaneous Reporting) Regulations 2018) that apply to the company for accounting periods beginning on or after 1 January 2019. We will make the relevant disclosures in our 2019 Annual Report on Form 20-F although we have opted for early disclosure on certain remuneration reporting requirements which can be found in the Directors’ Remuneration Report on page 74.

In conclusion, I and my fellow directors are committed to observing high standards of corporate governance, integrity and professionalism. Our statement of compliance with the UK Corporate Governance Code (the Code) can be found on page 95.

Howard Davies

Chairman of the Board

14 February 2019

The Board

The Board has thirteen directors comprising the Chairman, two executive directors and ten independent non-executive directors, one of whom is the Senior Independent Director.

Biographies for each director and details of the Board committees they are members of can be found on pages 59 and 60. The Board considers that the Chairman was independent on appointment and that all non-executive directors are independent for the purposes of the Code.

Roles and responsibilities

The Board

The Board is collectively responsible for the long-term success of RBS and delivery of sustainable shareholder value. The terms of reference include a formal schedule of matters specifically reserved for the Board’s decision and are reviewed at least annually. They are available on rbs.com. During 2018 an internal review confirmed that the Board had fulfilled its remit as set out in its terms of reference.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. Refer to page 35 of the Strategic Report for more details. The terms of reference are available on rbs.com.

Corporate governance

Executive Management

The Board and the CEO are supported by the Executive Committee (ExCo), which is responsible for overseeing all aspects of the Group’s operations. ExCo’s membership comprises the executive directors and the Group Chief Risk Officer; who are also members of the wider executive management team. Biographies of the executive management team can be found on rbs.com.

Chairman and Chief Executive

The role of Chairman is distinct and separate from that of the Chief Executive and there is a clear division of responsibilities with the Chairman leading the Board and the Chief Executive managing business day to day. Details of the key responsibilities of the Chairman and the Chief Executive are available on rbs.com.

Senior Independent Director

Throughout 2018 Mark Seligman, as Senior Independent Director, acted as a sounding board for the Chairman and as an intermediary for other directors when necessary. He was also available to shareholders to discuss any concerns they may have had, as appropriate.

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

The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across RBS’s business activities. The standard terms and conditions of appointment of non-executive directors are available on rbs.com.

Company Secretary

The Company Secretary, Aileen Taylor, works closely with the Chairman to ensure effective functioning of the Board and appropriate alignment and information flows between the Board and its committees.

As Chief Corporate Governance and Regulatory Officer & Board Counsel, Aileen advises the Board and individual directors on a broad range of strategic, governance, legal and regulatory issues. Aileen also facilitates Board induction and directors’ professional development.

Conflicts of interest

The Directors’ Conflicts of Interest policy sets out procedures to ensure that the Board’s management of conflicts of interest and its powers for authorising certain conflicts are operating effectively.

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

Board and Committee meetings

The table below shows Board and Committee meeting attendance during 2018.

In addition to scheduled meetings, additional meetings of the Board and its Committees were held on an ad hoc basis to deal with time-critical matters. There were nine ad hoc Board meetings, six ad hoc N&G meetings, four ad hoc RemCo meetings, six ad hoc BRC meetings and 1 ad hoc GAC meeting. The Chairman and the non-executive directors meet at least once per year without executive directors present.

Board and committee membership and attendance 2018

	Board	Group nominations and governance committee (N&G)	Group audit committee (GAC)	Group board risk committee (BRC)	Group performance and remuneration committee (RemCo)	Group sustainable banking committee (SBC)	Technology and Innovation Committee (TIC)
Howard Davies	9/9	4/4	—	—	—	—	—
Ross McEwan	9/9	—	—	—	—	—	—
Frank Dangeard 1	9/9	—	—	4/4	3/3	—	6/6
Alison Davis 2	9/9	—	—	—	6/7	6/6	6/6
Patrick Flynn 3	5/5	—	3/3	5/5	—	—	4/4
Morten Friis	9/9	—	7/7	9/9	—	—	—
Robert Gillespie 4	9/9	4/4	—	5/5	7/7	6/6	—
Brendan Nelson	9/9	4/4	7/7	9/9	—	—	—
Baroness Noakes5	9/9	3/4	7/7	9/9	—	—	—
Mike Rogers 6,7	8/9	—	—	—	7/7	5/6	—
Mark Seligman 8	9/9	3/4	—	—	7/7	—	—
Lena Wilson 9,10	8/9	—	—	—	—	6/6	4/4
Former Directors
Yasmin Jetha 11	3/3	—	—	—	—	2/2	1/1
Penny Hughes 12	4/4	1/1	—	4/4	—	2/2	—
Ewen Stevenson13	7/7	—	—	—	—	—	—

Notes:

(1)       Frank Dangeard was appointed to RemCo, and stood down from BRC, on 1 June 2018.

(2)       Alison Davis did not attend the February RemCo meeting due to a scheduling clash with a pre-existing commitment.

(3)       Patrick Flynn was appointed to the Board, GAC, BRC and TIC on 1 June 2018.

(4)       Robert Gillespie was appointed to BRC on 1 June 2018.

(5)       Baroness Noakes did not attend the December N&G meeting due to a scheduling clash with a pre-existing commitment.

(6)       Mike Rogers assumed the role of SBC Chairman on 30 May 2018.

(7)       Mike Rogers did not attend the March Board and SBC meetings due to a scheduling clash with a pre-existing commitment.

(8)       Mark Seligman was not able to attend the December N&G meeting due to a private commitment.

(9)       Lena Wilson did not attend the August Board meeting due to a scheduling clash with a pre-existing commitment.

(10)  Lena Wilson was appointed to the TIC on 1 June 2018.

(11)  Yasmin Jetha resigned from the Board on 30 April 2018.

(12)  Penny Hughes resigned from the Board on 30 May 2018.

(13)  Ewen Stevenson resigned from the Board on 30 September 2018.

(14)  Sandy Crombie resigned from the Board on 1 January 2018.

Board Oversight Committees

GRG Board Oversight Committee

The GRG Board Oversight Committee was established in 2015 in relation to the Financial Conduct Authority review of the treatment of SME customers and continued to meet during 2018. The Committee oversees and provides advice to the Board in relation to the review, the external independent review of GRG instigated by the Group and other matters generally related to GRG.

UBI DAC Board Oversight Committee

A Board Oversight Committee was established in September 2017 in order to provide oversight of required enhancements to the governance and risk management practices within Ulster Bank Ireland DAC (UBI DAC), reporting to the Board, as appropriate. The journey of improvement remains a continued area of focus within UBI DAC. The Committee was disbanded in October 2018.

2019 Board Committee Changes

Mark Seligman was appointed to the Group Audit Committee on 1 January 2019.

Corporate governance

How the Board operated in 2018

At each scheduled Board meeting the directors receive reports from the Chairman, Board Committee Chairmen, Chief Executive, Chief Financial Officer, and other members of the executive management team, as appropriate.

Other senior executives attended Board meetings throughout the year to present reports to the Board. This provides the Board with an opportunity to engage directly with management on key issues and supports succession planning.

In addition to its scheduled meetings, the Board also met with the executive management team in June for the annual Board strategy offsite, which included particular focus on RBS’s purpose and long-term future, technology and innovation. In October the Board held a focused and forward-looking discussion on culture, in support of the Board’s critical role in leading the development of RBS’s culture, values and standards.

Board engagement with stakeholders

The board maintained its stakeholder focus through a range of activities involving employees, shareholders, customers and others.

At a “Meet the Board” event for employees in May we announced the creation of our new Colleague Advisory Panel. In creating the Panel we are complying early with one of the key features of the new UK Corporate Governance Code 2018. Further information about the Panel can be found in the Strategic Report on page 15 and the Report of the directors on page 98.

We held dedicated events for retail shareholders in Glasgow and Birmingham, which provided an opportunity for shareholders to meet board members and ask questions. Further details on our relations with investors can be found on page 64.

In September the Board met in Manchester, and spent time with local businesses, customers and staff, including branch visits.

Our annual event for subsidiary non-executive directors took place in November, enabling attendees to focus on topics of mutual interest, including stakeholder engagement, culture and purpose. A Board reception was also held in Edinburgh, providing a further opportunity for some directors to meet and spend time with customers and other stakeholders and influencers.

Non-executive directors are also welcome to attend the stakeholder engagement sessions run by the Sustainable Banking Committee (further details of which are on page 72).

Board effectiveness

Skills and experience of the Board

The Board is structured to ensure that the directors provide RBS with the appropriate balance of skills, experience and knowledge as well as independence. Given the nature of RBS’s businesses, experience of banking and financial services is clearly of benefit, and we have a number of directors with substantial experience in that area. In addition, our directors have relevant experience of government and regulatory matters; mergers & acquisitions; corporate restructuring; stakeholder management; technology, digital and innovation; finance and accountancy; risk; and change management.

Board committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any individual.

Induction and professional development

Each new director receives a formal induction on joining the Board, which is co-ordinated by the Company Secretary and tailored to suit the requirements of the individual concerned. This includes visits to RBS’s major businesses and functions and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate.

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

During 2018, bespoke training was arranged for the directors on a range of subjects to enhance their knowledge, including:

•          Banking structural reform;

•          Conflicts of interest;

•          Competition law;

•          Cyber security;

•          The balance sheet; and

•          EU General Data Protection Regulation.

In addition, all directors have access to an online resources portal, Diligent, through which they receive their board and committee papers. Diligent also contains internal policy information, corporate governance updates and external briefing notes on topical subjects, to support directors’ professional development and competence.

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

Time commitment

It is anticipated that non-executive directors will allocate sufficient time to RBS to discharge their responsibilities effectively and will devote such time as is necessary to fulfil their role. Directors have been briefed on the limits on the number of other directorships that they can hold under the requirements of the fourth Capital Requirements Directive.

Each director is required to advise RBS as early as possible and to seek the agreement of the Board before accepting additional commitments that might affect the time the director is able to devote to his or her role as a non-executive director of RBS. The Board monitors the other commitments of the Chairman and directors and is satisfied that they are able to allocate sufficient time to enable them to discharge their duties and responsibilities effectively. The time commitment required of our non-executive directors continues to be significant.

Election and re-election of directors

In accordance with the provisions of the Code, all directors stand for election or re-election by shareholders at the company’s AGM. In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by a majority of independent shareholders.

Under the Board Appointment Policy all non-executive directors appointed since 1 January 2017 are appointed for an initial 3 year term, subject to annual re-election at the AGM. Following assessment by the Group Nominations & Governance Committee they may then be appointed for a further 3 year term, and subsequent 12 month terms up to a maximum of nine years.

Corporate governance

Performance evaluation

In accordance with the Code, an external evaluation of the Board, its Committees and individual directors takes place every 3 years. An internal evaluation takes place in the intervening years.

Progress following the 2017 evaluation

A number of actions were progressed during 2018 in response to the findings of the 2017 internal performance evaluation, overseen by the Group Nominations and Governance Committee.

These included:

•           a focus on longer-term issues during strategy discussions, including RBS’s purpose;

•           a dedicated Board discussion on culture, led by the Chairman;

•           continued opportunities for the Board to meet RBS’s customers, for example during the Manchester board visit;

•           additional Board focus on executive succession planning; and

•           enhancing the quality of information the Board receives through revised formats for regular reporting.

2018 Performance evaluation
During September and October the 2018 Board and Committee evaluation was externally facilitated by Independent Board Evaluation (IBE). IBE was selected following a competitive tender process and the Board is satisfied that IBE have no other connection with RBS.

IBE undertook a formal and rigorous evaluation by:

•           holding 1:1 interviews with directors, senior management and external advisers;

•           discussing the key themes and recommendations for action with the Chairman and Committee Chairmen; and

•           presenting Board and Committee effectiveness reports.

This was the first performance evaluation undertaken since the introduction of our ring-fencing governance arrangements. It considered the effectiveness of both the RBSG and NWH Ltd Boards, but was predominantly focused on RBSG. The relatively early stage nature of the feedback was acknowledged, given the Boards were transitioning to the new operating model during the review period.

Key findings and recommendations

The 2018 Board evaluation findings and recommendations included the following:

•           the Board is committed and hard-working, with a strong Chairman in position and a good working relationship with the CEO;

•           Board members are clear on their roles and accountability to shareholders and wider stakeholders;

•           The Board should strive to role model the culture and values of the organisation and balance holding management to account with encouragement and support;

•           the Board has reached an inflexion point, and there is now a clear need to focus on the longer term and forward-looking growth strategy;

•           there is scope to improve the quality of Board papers and review the length/number of Board and Committee meetings;

•           Board composition and succession planning should continue to be a priority; and in particular consideration should be given to reducing the Board’s size; and

•           the induction programme had proved a positive experience for new non-executive directors, and a small number of improvements were suggested.

Actions

An action plan has been developed in response to the 2018 Board evaluation report, and its implementation will be overseen by the Group Nominations and Governance Committee during 2019. The plan includes measures to:

•          agree key objectives, drive a focused board agenda for 2019, and prioritise board time accordingly (including between RBSG and NWH Ltd);

•          support a healthy Boardroom culture, focused on the development of effective working relationships between the directors and senior management;

•          improve the quality of Board papers and presentations;

•          proactively review Board and committee composition and succession plans; and

•          further enhance the NED induction programme.

Individual director and Chairman effectiveness reviews

The Chairman met each director individually to discuss their own performance and continuing professional development and also shared peer feedback provided to IBE as part of the evaluation process. Separately, the Senior Independent Director sought feedback on the Chairman’s performance from the non-executive directors, executive directors, DINEDs, and key external stakeholders and discussed it with the Chairman.

Relations with investors

The Chairman is responsible for ensuring effective communication with shareholders.

Shareholders are given the opportunity to ask questions at the AGM and any General Meetings held or can submit written questions in advance.

Communication with the company’s largest institutional shareholders is undertaken as part of the Investor Relations programme:

•           The Chairman, Chief Executive and Chief Financial Officer undertake an extensive annual programme of meetings with the company’s largest institutional shareholders;

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

Report of the Group Nominations and Governance Committee

Letter from Howard Davies

Chairman of the Group Nominations and Governance Committee

Dear Shareholder,

As Chairman of the Board and Chairman of the Group Nominations and Governance Committee I am pleased to present our report on the Committee’s activity during 2018.

Role and responsibilities

The Committee is responsible for reviewing the structure, size and composition of the Board, and membership and chairmanship of Board Committees and recommends appointments to the Board. In addition, the Committee monitors the Group’s governance arrangements to ensure that best corporate governance standards and practices are upheld and considers developments relating to banking reform and analogous issues affecting the Group. The Committee makes recommendations to the Board in respect of any consequential amendments to the Group’s operating model.

The terms of reference of the Committee are reviewed annually, approved by the Board and are available at rbs.com.

Principal activity during 2018

As highlighted in the Board’s 2017 effectiveness review, the Committee acknowledges the tenure of a number of current Board directors and therefore made succession planning a priority in 2018. Ring-fencing also gave rise to a requirement to recruit additional non-executive directors to the boards of our material regulated subsidiaries, which the Committee has overseen.

In addition to recruitment, the Committee has overseen the process to reach agreement with the PRA in respect of a governance model that is compatible with ring-fencing legislation. The Committee has also spent time considering the Group’s arrangements in respect of legal entity governance. This has included overseeing work aimed at continuing to enhance the Group’s subsidiary governance framework. As part of this work, the Group has proposed the appointment of individuals to act as its representative on the boards of a number of material regulated subsidiaries. The aim of these appointments is to strengthen oversight and enhance communication between the subsidiary boards and the Group.

Membership and meetings

Penny Hughes stepped down from the Committee with effect from 30 May 2018, meaning that for most of 2018 the Committee comprised the Chairman of the Board and four independent non-executive directors. Graham Beale also attends meetings of the Committee in an observer capacity, following his appointment as Senior Independent Director of NatWest Holdings Limited.

The Committee holds at least four scheduled meetings per year and also meets on an ad hoc basis as required. In 2018, there were ten meetings. Individual attendance by directors at these meetings is shown in the table on page 62.

Board and Committee membership

Both Spencer Stuart and Hay Korn Ferry have been engaged during the year to support the search for new executive and non-executive directors. Spencer Stuart and Hay Korn Ferry are also members of the retained executive search panel of suppliers (managed by RBS Executive Search) and provide leadership advisory and senior executive search and assessment services to the Human Resources function within RBS. During 2018, the Committee considered a number of potential candidates. In June 2018, Patrick Flynn was appointed to the Board as a non-executive director and at the same time was appointed to the Board’s Risk, Audit and Technology and Innovation Committees. The Committee also oversaw the search for a successor to Ewen Stevenson who stepped down from the Board on 30 September 2018. On 1 January 2019, Katie Murray joined the Board as executive director and Chief Financial Officer.

Tenure of non-executive directors

The tenure of non-executive directors as at 31 December 2018 is set out below.

0 – 3 years	42%
3 – 6 years	33%
6+ years	25%
100%

Performance evaluation

The 2018 review of the effectiveness of the Board and its senior Committees was facilitated by Independent Board Evaluation, a specialist board evaluation consultancy. The Committee has considered and discussed the outcomes of the evaluation and accepts the findings. Overall the review concluded that the Committee operated effectively with no material recommendations being identified for action. The Committee will continue to ensure that the full Board is appropriately sighted on the work of the Committee

The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year.

Boardroom Inclusion Policy

The Board operates a Boardroom Inclusion Policy which reflects the most recent industry targets and is aligned to the RBS Inclusion Policy and Principles applying to the wider bank. This policy provides a framework to ensure that the Board attracts, motivates and retains the best talent and avoids limiting potential caused by bias, prejudice or discrimination. The policy currently applies to the most senior RBS boards: The Royal Bank of Scotland Group plc (RBSG), NatWest Holdings Limited, The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited. A copy of the Boardroom Inclusion Policy is available on rbs.com>about us.

Objectives and targets

The Boardroom Inclusion Policy’s objectives ensure that the Board, and any Committee to which it delegates nominations responsibilities, follows an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect and inclusion, that all nominations and appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion.

The Boardroom Inclusion Policy contains a number of measurable objectives, targets and ambitions reflecting the ongoing commitment of the Board to inclusion progress. The Board aims to meet the highest industry standards and recommendations wherever possible. That includes, but is not limited to, aspiring to meet the targets set by the Hampton-Alexander Report: FTSE100 Women Leaders (33% female representation on the boards) and the Parker Report: Beyond 1 by ‘21 (at least one director from an ethnic minority background on the boards) by 2020/2021. The policy supports our bank-wide ambition to aim for a 50/50 gender balance across all levels of the organisation by 2030.

Monitoring and reporting

The Board’s performance against these targets varied throughout 2018 as the Group made a number of changes to its board governance structure in order to comply with ring-fencing legislation. These changes included a number of appointments to the board of NatWest Holdings Limited, the holding company of the ring-fenced sub-group. The boards of RBSG and NatWest Holdings Limited meet consecutively and share a largely common membership. When considered together, the director population across both boards currently meets the Parker target and exceeds the Hampton-Alexander target with a female representation of 39%.

Notwithstanding the largely common membership between the two boards, RBS remains committed to ensuring that the RBSG board meets the targets on a standalone basis. Following Katie Murray’s appointment on 1 January 2019, the RBSG board composition currently includes 31% female representation, rising from 25% at 31 December 2018. The RBSG board also remains committed to meeting the Parker Target by 2020/2021.

Inclusion and diversity progress, including information about the appointment process, will continue to be reported in the Group Nominations and Governance Committee’s report in the RBS Annual Report on Form 20-F. The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process. Further details on RBS’s approach to diversity can be found on pages 17 and 98.

Howard Davies

Chairman of the Group Nominations and Governance Committee

14 February 2019

Report of the Group Audit Committee

Letter from Brendan Nelson

Chairman of the Group Audit Committee

Dear Shareholder,

This report outlines the key areas of focus of the Group Audit Committee (GAC) and explains how it fulfilled its responsibilities during 2018.

The GAC has responsibility for monitoring and reviewing RBS’s financial reports and disclosures, its accounting policies and practices and standards of internal control. The GAC’s responsibilities are set out in more detail in its terms of reference which are reviewed annually and are available on rbs.com.

The Committee’s primary focus is the integrity and quality of RBS’s financial statements. During the year we scrutinised the quarterly, interim and full year results announcements and supporting documentation, and this document.

Detailed reports from management on the key assumptions and accounting judgements behind RBS’s financial results, IFRS 9 expected credit losses and the conclusions of the External Auditor and other management reports, enabled the Committee to scrutinise disclosures in the financial statements and the underlying judgements and estimates were appropriate.

Further detail on the most material issues considered by the Committee is provided in the report below.

The effectiveness of RBS’s standards of internal control, in particular controls relating to financial management, reporting and accounting issues, was another key focus of the Committee.

“The Committee’s primary focus is the integrity and quality of RBS’s financial statements”

RBS, in common with other large banks, was required to deliver ring-fencing by the beginning of 2019. Throughout 2018 the Committee received regular updates on the ring-fencing programme including, in particular, its impact on financial reporting for RBS and its subsidiaries.

During 2018 RBS resolved significant legacy issues, in particular the settlement of the US Department of Justice’s investigation into Residential Mortgage Backed Securities. The GAC was closely engaged to ensure this was appropriately disclosed and provided for. Similarly, the GAC kept existing provisions for liabilities under close review throughout the year.

2018 also saw significant developments in relation to Brexit. Whilst Brexit was largely discussed at Board level, given its potential strategic impact, the Committee considered the potential impact on the economic environment and, subsequently on RBS’s financial results.

In my role as GAC Chairman I also act as RBS’s Whistleblowing Champion. As such, I carry responsibility for ensuring and overseeing the integrity, independence and effectiveness of the firm’s whistleblowing arrangements. RBS’s whistleblowing framework and procedures promote a culture where individuals feel comfortable raising concerns and challenging poor practice and behaviour. During 2018, the FCA completed its review of the whistleblowing arrangements of RBS and other firms. I am pleased to report that the FCA’s review concluded that RBS’s arrangements were well developed and cited several examples of good practice.

Looking forward to 2019, the GAC will continue its focus on financial reporting; accounting policies and internal controls, ensuring robust scrutiny of RBS’s financial reports and disclosures.

As you will have seen earlier in the report, I retire as a director of the Group at the forthcoming AGM and after 9 years as Chairman of the GAC I will be succeeded by Patrick Flynn who has been a valuable member of the GAC since June 2018.

Brendan Nelson

Chairman of the Group Audit Committee

14 February 2019

Membership

Full biographical details of the GAC members are set out on pages 59 and 60. With effect from 1 January 2019 Mark Seligman was also appointed to the GAC. The members are all independent non-executive directors and each sit on other Board Committees (as shown on pages 59 and 60) in addition to the GAC. This cross committee membership helps facilitate effective governance, ensures agendas are aligned and avoids overlap of responsibilities.

The members of GAC are selected with a view to the expertise and experience of the GAC as a whole and with proper regard to the key issues and challenges facing RBS.

The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the “Exchange Act”) and related guidance. The Board has further determined that Brendan Nelson, GAC Chairman, Baroness Noakes, Patrick Flynn and Mark Seligman are all ‘financial experts’ for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and auditing as required under the Disclosure Guidance and Transparency Rules.

Regular attendees at GAC meetings included: the RBS Chairman; Chief Executive; Chief Financial Officer; Deputy Chief Financial Officer; Chief Accountant; Chief Legal Officer and General Counsel; and the Internal and External Auditors. The GAC also met privately with the external auditors and separately with Internal Audit management.

Meetings and visits

The GAC held seven scheduled meetings in 2018, four of which were held shortly prior to submission of the quarterly financial statements to the Board. During 2018 all members attended the meetings scheduled during their term as Committee members.

In conjunction with the BRC, the GAC took part in an annual programme of visits to control functions in order to maintain a thorough understanding of their priorities and operational structure. This programme comprised two visits to Risk; two visits to Internal Audit and a visit to Finance. In addition, the GAC and BRC visited RBS’s operations in India where they met with RBS India Executive Committee members, the local internal and external audit teams and HR team, as well as key employee groups. During the visit the GAC and BRC received updates on the RBS India business units, the top risks in the Indian business and plans for their remediation, the people plan and Technology strategy for India.

Performance evaluations

The performance of the GAC was evaluated by an external party in 2018. The evaluation concluded that the GAC operated effectively during 2018. The Committee was described as thorough and diligent in tackling its agenda. Some recommendations for improvement were identified mainly on length of meetings and paper submissions. The Board and the GAC have considered and discussed the outcomes of the evaluation and will track progress on the recommendations during 2019.

Evaluations of the External Auditor and Internal Audit function are conducted each year. The 2018 Internal Audit evaluation was conducted by KPMG who assessed Internal Audit against the Institute of Internal Audit International Standards and also against relevant regulatory guidance. The overall findings were positive and recommendations for improvement are being progressed by Internal Audit and overseen by the GAC. The 2018 evaluation of the External Auditor was conducted internally. It concluded that the external auditor was operating effectively. Some recommendations for continuous improvement were identified and are being implemented by the External Auditor.

Report of the Group Audit Committee

Matter	Context of discussion	How the Committee addressed the matter
Accounting judgements

The GAC focused on a number of accounting judgements and reporting issues in the preparation of the Group’s financial results throughout 2018.

The Committee then recommended the quarterly, interim and full year results announcements and the Annual Report on Form 20-F, together with supporting documentation (including Pillar 3 reports, financial supplements and investor presentations) to the Board for approval.

Provisions and disclosures — The GAC debated the level and appropriateness of significant provisions for regulatory, litigation and conduct issues including; provisions for the US RMBS investigations; Payment Protection Insurance claims; the FCA’s investigation into RBS’s former Global Restructuring Group; and items relating to the Central Bank of Ireland’s review of Irish Tracker mortgages. During 2018 RBS recognised £2,014 million of litigation and conduct provisions. The GAC also carefully reviewed the quality and transparency of RBS’s financial and risk disclosures.

Expected Credit Loss — Judgements in relation to credit impairments and the impact of macro-economic risks on the credit environment were discussed throughout the year. GAC focused on the methodology applied to provisions under IFRS 9. In particular the GAC considered the potential impact of Brexit and related negotiations on the economic environment and agreed an additional £100 million impairment charge in this respect in Q3 2018. The Committee was satisfied that the overall loan impairment provisions and underlying assumptions and methodologies adopted by RBS were reasonable and applied consistently.

Valuation methodologies — The GAC considered valuation methodologies and assumptions for financial instruments carried at fair value and scrutinized judgements made by management in relation to the carrying value of intangible assets.

Management’s assessment of the adequacy of internal controls over financial reporting — The GAC noted that control improvements were required in relation to the translation of the Expected Credit Loss data under IFRS 9 and FX Reserves in discontinued operations in NatWest Markets plc. The Committee noted the action being taken by management to address these. There were no Material Weaknesses reported in relation to RBS Group at the year-end.

Viability statement and the going concern basis of accounting — GAC considered evidence of RBS’s capital, liquidity and funding position and considered the process to support the assessment of principal risks. The GAC reviewed the company’s prospects in light of its current position and the identified principal risks. The GAC reviewed RBS’s viability and going concern statements on behalf of the Board. (Refer to the Report of the directors for further information).

Fair balanced & understandable — The GAC oversaw the review process which supports the GAC and Board in concluding that the disclosures in this document, taken as a whole, were fair, balanced and understandable and provided the information necessary for shareholders to assess the company’s position and performance, business model and strategy. The process included: central co-ordination of this document  by the Finance function; review of this document by the Executive Disclosure Committee prior to consideration by the GAC; and a management certification process. The External Auditor also considered the fair balanced and understandable statement as part of the audit process.

Systems of internal control

GAC is particularly interested in the systems of internal control relating to financial management, reporting and accounting issues. A number of reports were received by GAC throughout the year in this regard and the effectiveness of RBS’s internal control systems, including any significant failings or weaknesses were evaluated.

Control Environment Certification — The GAC received bi-annual updates on control environment ratings of RBS’s franchises, functions and material subsidiaries and management’s plans to address areas of weakness. Management’s plans to address certain control issues are covered in more detail in the report of the Group Board Risk Committee on page 69.

Sarbanes-Oxley Act of 2002 — The GAC considered RBS’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 and was satisfied in this respect. No Material Weaknesses were reported in RBS Group at the year-end. The GAC provided oversight of the drive to continue to improve SOX processes and received a number of updates in this regard. The GAC are monitoring enhancements in controls in relation to: reporting of credit exposures specifically under the newly implemented IFRS9 accounting standard and the processes around the accounting for foreign currency reserves.

Legal Reports — Quarterly reports on the material current and emerging legal risks and developments affecting RBS enabled the GAC to assess the related disclosures in RBS’s financial statements.

Notifiable Event Process — The GAC considered semi-annual reports on control breaches, captured by RBS’s notifiable event process. All Board directors were alerted to the most significant breaches.

Whistleblowing — The GAC received updates on the volume of whistleblowing reports, any discernible trends and staff awareness of the processes. GAC also monitored the effectiveness of whistleblowing procedures. The GAC Chairman acts as RBS’s Whistleblowing Champion, in line with PRA and FCA regulations and meets regularly with RBS’s whistleblowing team.

Complaints — Updates were provided to the GAC on customer complaints. GAC focusses in particular on any fraud related complaints, the process for managing executive complaints and complaints relating to accounting, internal accounting controls or auditing matters.

Taxation — The GAC received an update on RBS’s tax position including the impact of ring-fencing on tax governance, material tax risks and disputes, compliance with RBS’s tax obligations and the main projects and external developments impacting RBS’s tax position.

Annual Risk and Control Report — The GAC also reviewed RBS’s disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council.

Report of the Group Audit Committee

Matter	Context of discussion	How the Committee addressed the matter
Internal audit

The Committee has responsibility for overseeing the Internal Audit function. In addition to considering quarterly opinions from Internal Audit, GAC is required to monitor the function’s effectiveness and confirm its independence and was fully satisfied in this regard.

Opinions — Quarterly opinion reports updated GAC on Internal Audit’s view of the risk and control environment and risk and control awareness of each business and function, and the risks which could impact RBS achieving its targets. Internal Audit also outlined material and emerging concerns identified through their audit work. In addition, Internal Audit reported on items including Pillar 3 reporting and the whistleblowing process.

Annual Plan and Budget — GAC considered and approved Internal Audit’s plan for 2018. Updates and anticipated changes to the plan were provided to the GAC periodically. The GAC also considered Internal Audit’s budget. The Committee was satisfied that Internal Audit had adequate budget and resources to deliver the plan.

Internal Audit Charter and Independence — Updates to Internal Audit’s charter reflecting changes to RBS’s legal entity structure were noted by the GAC. The GAC also noted the Chief Audit Executive’s independence statement.

Visits — Together with the BRC, GAC participated in two visits to Internal Audit during 2018. A variety of issues impacting the Internal Audit function were discussed, including: resourcing and structure; succession planning; quality assurance; the future of internal audit; and the 2019 Audit Plan.

Performance — The Chief Audit Executive continued to report to the GAC Chairman, with a secondary reporting line to the Chief Executive for administrative purposes. The GAC assessed the annual performance (including risk performance) of the function and Chief Audit Executive.

Evaluation — The 2018 annual review of the effectiveness of Internal Audit was undertaken externally by KPMG. The evaluation assessed the function against the Institute of Internal Auditor International Standards and found that it “Generally Conforms” to the requirements, and is in line with peer organisations. There were some areas where the function “Partially Conforms” to a limited number of requirements, but none were considered to be significant and in most cases, steps were already being taken to address these.

External audit

Ernst & Young LLP (EY) has been RBS’s external auditor since 2016. The GAC has responsibility for monitoring EY’s independence and objectivity, the effectiveness of the audit process and for reviewing RBS’s financial relationship with the External Auditor and fixing remuneration.

Audit Partner — Jonathan Bourne has been EY’s lead audit partner for RBS since 2016. Mr Bourne attended each meeting of the GAC in 2018.

External Audit Reports — EY reported to the GAC each quarter on their audit work and related conclusions, including the appropriateness of judgements made by management and their compliance with international financial reporting standards. The GAC also reviewed EY’s annual management letter.

Audit Plan and fees — The GAC considered updates on EY’s 2018 plan and approved the 2018 audit fees including the fee for the 2018 interim results. The GAC was authorised by shareholders at the last Annual General Meeting to fix the remuneration of the external auditors.

Annual Evaluation — An internal evaluation was carried out at the GAC’s request to assess the independence and objectivity of the External Auditor and the effectiveness of the audit process during 2018. GAC members, attendees, the Franchise and Functional Finance Directors and key members of the Finance team were consulted as part of the evaluation. The evaluation assessed the external auditor’s mindset and culture, skills, character and knowledge, quality control and judgement. The evaluation found that the External Auditor was operating effectively. A number of recommendations for continuous improvement were identified which are being implemented by the External Auditor. Following the evaluation the GAC recommended that the Board seek the reappointment of EY as external auditor at the next annual general meeting.

CASS Opinions — During 2018 the external auditor presented the results of its assurance procedures on compliance with the FCA’s Client Asset Rules for RBS’s regulated legal entities for the year ended 31 December 2017. The GAC also considered the CASS Audit plan for 2018, the findings of which will be reported to the GAC once the audit is complete.

External Auditor Report to the PRA — GAC considered EY’s 2018 written report to the PRA under supervisory statement SS1/16. The report responded to specific questions posed by the PRA, most of which concerned the interpretation of the IFRS 9 accounting rules by RBS. GAC also discussed the questions received from the PRA in relation to the report required for 2019.

Audit & non-audit services

RBS has a policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy). GAC reviews the policy annually to ensure it remains fit for purpose. All audit and non-audit services are pre-approved by the Committee to safeguard the external auditor’s independence and objectivity.

Under the policy, audit related services and permitted non-audit service engagements may be approved by the Director of Finance up to certain financial thresholds. Engagements in excess of these limits require the approval of the GAC chairman. The Director of Finance may also approve the provision of services by the external auditor to non-consolidated subsidiaries of RBS within an annual cap and approve engagements with the external auditor where RBS has limited or no influence in the selection process. Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held and approval of the full GAC is required. All such approvals are reported to the GAC each quarter.

During 2018, approval was granted under the policy for the external auditors to undertake significant engagements in relation to a gap assessment in relation to IFRS 9 reporting infrastructure and to provide assurance over LIBOR submissions. The decision to approve EY was made in the first case as a result of EY’s existing knowledge of RBS systems which allowed work to commence quickly and in the second case, following a tender process. In each case the GAC was satisfied that the engagement did not impact the external auditor’s independence.

Further details of the non-audit services that are prohibited and permitted under the policy can be found on rbs.com. Information on fees paid in respect of audit and non-audit services carried out by the External Auditor can be found in Note 6 to the consolidated accounts.

Report of the Group Board Risk Committee

Letter from Baroness Noakes

Chairman of the Group Board Risk Committee

Dear Shareholder,

I am pleased to present my report setting out how the Group Board Risk Committee (the Committee or BRC) discharged its responsibilities in 2018.

The BRC has responsibility for overseeing the management of risks that could impact RBS’s businesses and operations. The Committee also monitors risk profile, risk appetite and the promotion of a culture of risk awareness within the organisation. The BRC’s responsibilities are set out in more detail in its terms of reference which are reviewed annually by the Committee and are available on RBS’s website: rbs.com.

RBS’s risk profile improved materially in 2018, with progress made in relation to pensions, the settlement of the US Department of Justice’s investigation into Residential Mortgage Backed Securities and, ring-fencing implementation.

RBS, in common with other large banks, was required to deliver both ring-fencing and key parts of its resolution plans by the beginning of 2019. The ring-fencing programme was a key focus for the Committee throughout the year and detailed progress reports were scrutinised at each meeting.

After the successful legal restructuring of the RBS Group on 30 April 2018, RBS began to operate under a transitional governance structure and BRC continued to oversee the subsequent stages of the ring-fencing implementation work

“RBS’s risk profile  improved materially in 2018”

A large part of the Group BRC’s work is the review of reports and regulatory submissions on behalf of the Board and recommending them for approval. Where this is the case, the Report below is annotated with an asterix (*).

Other key areas of focus in 2018 included: risk profile and reporting, stress testing, risk appetite, and recovery and resolution. Further detail on each of these key topics is provided on the pages that follow. Brexit risks, while considered by the BRC from time to time, were largely discussed at Board level given the potential strategic impact.

Now that the majority of legacy issues have been addressed and ring-fencing delivered, RBS is increasingly looking to the future and I anticipate that BRC will spend progressively more time overseeing aspects of innovation and technology. Operational resilience, cyber security and a satisfactory control environment are, however, key to ensuring that RBS can continue to provide excellent service to its customers and these areas will be monitored closely by the BRC in the year ahead.

Baroness Noakes

Chairman of the Group Board Risk Committee

14 February 2019

Membership

The Board Risk Committee is comprised of five independent non-executive directors. The details of the members and their skills and experience are set out on pages 59 and 60. Brendan Nelson is chairman of the Group Audit Committee of which Baroness Noakes and Morten Friis are also members.

Robert Gillespie is chairman of the Group Performance and Remuneration Committee. This common membership across Committees helps to ensure effective governance across the committees.

Regular attendees at meetings include: the RBS Chairman, Chief Executive, Chief Financial Officer, Chief Risk Officer, Chief Legal Officer and General Counsel, Chief Audit Executive, and the External Auditor. External advice is sought by the Committee where appropriate.

Meetings and visits

All members attended the nine scheduled meetings held in 2018 during the period in which they were Committee members. In addition, six ad hoc meetings were arranged to consider: Bank’s Executive Committee (ExCo) risk and conduct performance, ExCo risk & control objectives, risk and conduct management performance of Franchises and Functions, the year-end remuneration process, the results of various phases of internal and external stress tests; and the capital plans required for the Ring-fencing Transfer Scheme.

In 2018, members of the Committee undertook a programme of visits across various locations in conjunction with members of the Group Audit Committee, including a visit to India. The purpose and scope of this programme is discussed in detail in the Report of the Group Audit Committee on pages 66 to 68.

The Committee also held an in-depth session on risk reporting and held a teach-in on capital and liquidity.

Performance Evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the Board Risk Committee, was conducted externally in 2018 by independent Board Evaluation. Overall the review concluded that the BRC continued to operate effectively. The Committee was described as very capable with robust, well-established processes. The review also made a number of recommendations including reducing the length of meetings and level of detail considered by the Committee and transitioning to a more strategic mode over time. The Committee has considered and discussed the outcomes of this evaluation and accepts the findings.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress on the recommendations during 2019.

Report of the Group Board Risk Committee

Key matters considered by the Committee in 2018

Matter	Context of discussion	How the Committee addressed the matter
Risk profile and reporting

A proportion of every BRC meeting was spent reviewing risk reports, assessing the most material risk exposures relative to strategy and risk appetite and scrutinising management’s recommendations to monitor and control such exposures.

Risk Management Reports — Top and emerging risks were presented in quarterly Risk Management Reports, supplemented by shorter reports from the Chief Risk Officer at intervening meetings. Key topics discussed included the macro-economic and UK credit environments, cyber security and the implications for RBS of Brexit, geopolitical tensions and trade issues. Reports on legal and regulatory developments, including RBS’s General Data Protection Regulation compliance programme and significant litigation risks were also frequently considered.

Updates from Management and Subsidiary Risk Committees — Updates were received from the Executive Risk Committee and Technical Executive Risk Forum (before it was disbanded in June 2018), as the BRC relies on the effective executive oversight of risk. In addition, quarterly reports were received from the chairmen of the risk committees of the franchises and material regulated subsidiaries.

Emerging Risks — Emerging risks likely to impact RBS over the next decade were considered at each meeting and in more detail mid-year. The Committee noted three key areas of change: new technology, competitive challenge and the geopolitical landscape.

Structural reform including ring-fencing implementation

The BRC oversaw the delivery of the separation of RBS’s core banking business from activities that are required to be outside the ring-fence which involved many complex activities.

BRC also monitors the development of plans which would allow RBS to be dealt with effectively in the event of financial failure.

Ring-fencing / Operational Continuity in Resolution (OCiR) — BRC considered the key execution risks of the ring-fencing programme and oversaw the preparations for the successful implementation of the two ring-fencing transfer schemes which were implemented during the year. Regular updates were received from management on progress against plan and on their level of confidence in relation to RBS’s readiness for operating in a ring-fencing compliant state by 1 January 2019. Plans supporting the provision of Board attestations to the PRA in relation to ring-fencing and OCiR compliance were also reviewed. Separate joint sessions with the Group Audit Committee were held to monitor plans for operational readiness in the risk, finance and treasury functions, including the development of legal entity specific management information.

Assurance - The outputs of integrated assurance work undertaken by Risk, Internal Audit and KPMG (appointed to provide independent assurance on defined aspects of ring-fencing implementation) were received by the Committee.

Recovery and Resolution— BRC continued to monitor the other elements of Resolution Planning (outside of OCiR) in light of intensifying regulatory requirements. The Committee noted improved engagement across RBS and from regulators during the period and monitored progress on Minimum Requirement for own funds and Eligible Liabilities (MREL). BRC also examined a Solvent Wind Down report* for NatWest Markets separately and the Committee reviewed the draft 2018 Recovery plan before submission to the regulator*.

Stress testing

BRC devoted considerable time to stress testing including the European Banking Authority (EBA) and Bank of England stress tests in addition to its own internal stress tests. BRC subjected the outputs of the tests to a high degree of scrutiny and challenge.

ICAAPs and Budget Stress Tests - In Q1, the BRC considered the results of the 2017 ICAAPs and ILAAs and the Reverse Stress tests for the RBS Group, NWH Ltd and NWM Plc, in addition to feedback from the Bank of England in relation to its 2017 stress test. The scope of the stress testing scenarios and legal entity analysis for RBS’s 2018 Budget stress test and 2018 ICAAP and the actions being undertaken to de-risk these deliverables were considered in Q3.

Bank of England and EBA Stress Test — During the year the Committee provided challenge and scrutiny in relation to the scenarios and traded risk factor expansions before considering the key assumptions and judgements deployed by management in the Bank of England and EBA stress tests. A detailed review of the outputs of the tests was carried out prior to submission to the regulator*.

Report of the Group Board Risk Committee

Matter	Context of discussion	How the Committee addressed the matter
Risk appetite	Risk appetite continued to be a key focus of the Committee, in particular the way in which the frameworks and risk appetite statements would operate after structural reform.

Frameworks - BRC reviewed the overarching Risk Management Framework; the Risk Appetite Framework; the Risk Appetite Governance Framework and discussed how the frameworks would relate to legal entities after ring-fencing*. Proposed risk appetite statements for strategic risks for the Group’s main subsidiaries and franchises were also appraised by the Committee.

Board Risk Measures (BRMs) and Material Risk Appetite — The Committee scrutinised a review of the qualitative statements of appetite for material risks and material high level measures, challenging the rationale for some of the proposed measures*. The Committee also reviewed escalated breaches of risk appetite and the action taken by management in response*.

Control environment	A number of programmes impacting RBS’s control environment were ongoing in 2018. BRC maintained oversight of these programmes and of existing internal controls for the management of risk.

Transformation - The execution risks of the bank-wide transformation programme and impact on the control environment were kept under review at regular intervals throughout the year, including specific updates on Open Banking and the project to build a new digital bank. BRC also considered a 2020 refresh of the transformation portfolio and requested that risk metrics be refreshed and recalibrated.

Control Environment Certification - Bi-annual reports on the control environment ratings of the franchises and functions were reviewed by the Committee. Where significant control weaknesses were identified BRC sought management’s assurance that measures were in place to ensure that the businesses could continue to operate safely. BRC also monitored the programme to remediate customer due diligence as well as plans to build robust processes for the future on a quarterly basis.

Risk Culture — An assessment of risk culture was considered, including management’s plans to increase the intensity of executive review.

Bank-wide risks	BRC received regular updates on key risks to RBS and monitored the safeguards in place to minimise the impact of such risks and ensure continuity of service to customers.

Operational resilience and Cyber Security — BRC requested updates on information and cyber security. BRC also considered data management and the potential risks inherent in distributed ledger technology, Cloud computing and Artificial Intelligence.

Credit and Market risk - Updates were received in relation to upcoming non-traded market risk regulations; trading book settlement risk; and the most material decisions of the Executive Credit Group. BRC also requested a review of the UK Retail sector.

Pension risk - Following agreement being reached with RBS’s pension trustees, the Committee received an update on pension risk appetite and measurement. Separately, a review of the pension risk of RBS’s large corporate portfolio was undertaken and reported to the Committee.

Model risk management — The work to strengthen and validate models, including those used in stress testing, and improve supporting governance was a continuing focus.

Conduct and compliance risk — The BRC received updates on the development of the RBS Group Compliance and Conduct Risk Framework*.

Financial crime — The annual Group Money Laundering Reporting Officer’s Report* was reviewed by the Committee and the Committee received an overview of RBS’s approach to crypto-assets. The BRC also kept under review the plans to improve and remediate customer due diligence.

Capital and Liquidity — These are important areas for risk management and regulatory requirements are intensifying. In addition to reviewing the Group, NWH Ltd and NWM Plc ICAAPs and ILAAPs* in Q1, BRC held focused sessions on RBS’s approach to liquidity and funding management and on capital. These sessions focused in particular on the capital requirements of the Group and its material subsidiaries.

Data Management and GDPR — Updates were received on the work undertaken to address the risks related to data management and to deliver compliance with GDPR.

LIBOR Programme — BRC reviewed the risks associated with the transition of LIBOR and other IBOR rates to alternative risk free rates and a submission to regulators setting out the preparations and actions being taken under the programme*.

Accountability and remuneration	BRC continued to provide oversight over the risk dimension of performance and remuneration arrangements, working closely with the Performance and Remuneration Committee.

Accountability — The BRC regularly considered accountability recommendations in respect of significant material events, on-going investigations and high earners. The risk and control objectives of members and attendees of RBS’s Executive Committee were also reviewed, with additional focus on underlying objectives for the Chief Risk Officer.

Remuneration — The BRC reviewed the performance conditions for RBS’s Long-Term Incentive Plans and assessment of proposed vesting levels to ensure risk management and conduct performance was fairly reflected in vesting outcomes. The BRC also made recommendations to the Group Performance and Remuneration Committee on reflecting risk performance in the bonus calculation. Further detail on how risk is taken into account in remuneration decisions can be found in the Report of the Group Performance and Remuneration Committee on pages 74 to 90.

Report of the Group Sustainable Banking Committee

Letter from Mike Rogers

Chairman of the Group Sustainable Banking Committee

“Engagement sessions continue to provide a valuable opportunity for the Board to listen to the external perspective.”

Dear Shareholder,

I am delighted to present my first report as Chairman of the Group Sustainable Banking Committee (the Committee or SBC).

SBC has continued to play a forward-looking and strategic role on behalf of the Board, focusing on its priority areas of culture; customers; people; brand & communications; and environmental, social and ethical (ESE) issues.

2018 Highlights

I can report that good progress was made in 2018 with some particular areas to highlight set out below.

•           Culture and people remain two areas where the Committee focuses its efforts via a regular culture update as well as spotlights on wellbeing, inclusion and how we are supporting colleagues to develop skills and capabilities needed for the future.

•           The Committee has prioritised customer matters, having received updates from the customer facing franchises, including digital and mobile strategy, customer journey management and business banking.

•           The Committee recognises the importance of customer service so time has been dedicated to understanding the actions needed to be taken by management to improve RBS’s position in the customer service rankings published by the Competition and Markets Authority. This was with a keen focus on management’s longer term ambition.

•           The Committee has considered the Environmental strategy, with a focus on activity relating to colleagues and suppliers as well as being updated on the approach to climate change.

•           New areas of interest for 2018 included RBS’s reputation and relationships with the media.

•           The Committee received a spotlight on suppliers which included how RBS ensures it works with suppliers that share the same values as well as understanding the quality of supplier relationships. This was complemented by obtaining the internal audit perspective.

•           The Committee supported management in developing a sustainable banking dashboard which provides a consolidated view on performance in respect of key priorities.

Stakeholder engagement

The Committee has continued with its stakeholder engagement programme and during 2018 met with 16 external stakeholders over four sessions. Topics were:

•           Sustainable credit;

•           Ethics of artificial intelligence;

•           Purpose; and

•           Transparency.

The sessions continue to provide a valuable opportunity for Board members and senior management to listen to the external perspective.

During the year the Committee also undertook visits to our Private Banking and Premier Banking businesses along with visiting the Digital Studio in Bristol and the London Entrepreneurial Accelerator Hub. The purpose of these visits is to provide Board members with customer and entrepreneur insights and interaction.

The Committee’s programme of stakeholder engagement was enhanced by hosting a lunch with some of the members of the recently formed Colleague Advisory Panel, with the key themes of the discussion being shared with the Board. Further information about the Panel can be found in the Strategic Report on page 15.

Membership, Meetings and Escalation

The structure of the Committee was amended part way through the year in preparation for ring-fencing. More information on ring-fencing governance can be found on page 61 of the Governance Report.

A Sustainable Banking Committee of NatWest Holdings Limited (NWH Ltd SBC) was established, with its focus on customer and people matters within the ring-fenced bank.

Authority is delegated to Group SBC by Group Board and a regular report of the Committee’s activities is provided to the Group Board. The terms of reference are available on rbs.com and these are reviewed annually and approved by the Group Board.

Group SBC began the year with six independent non-executive directors, with that changing to four independent non-executive directors due to changes in the structure of the Committee as referenced above. More details of membership and attendance at meetings can be found on page 62 of the Governance Report.

Performance evaluation

The annual review of the effectiveness of the Group Board and its senior Committees, including Group SBC, was conducted externally in 2018. Group SBC has considered the outcomes of this evaluation and accepts the findings. Overall the feedback on the Committee was positive, although it was recognised that there was an opportunity to be clearer and simpler on remit.

The outcomes of the evaluation have been reported to the Group Board and the Committee will follow up during the year through the development of the pillars of sustainable banking as described below.

Conclusion

I want to take the opportunity to thank the Committee members and attendees for their continued contribution and support in 2018.

I would also like to record my thanks to Penny Hughes, my predecessor, as Chairman of the Committee who stood down at the AGM in May 2018. Penny was a champion for sustainable banking and stakeholder engagement and I look forward to building further on the progress made under her direction.

In preparation for 2019, the Committee has spent time considering its remit and how best to continue to have a long-term and strategic focus. In future, the Committee’s work will be structured under four pillars of: Customers and Brands; People and Culture; the Competitive Environment; and Society and Environment.

I am energised to continue to lead the Committee’s work during 2019 and look forward to reporting on progress of the sustainable banking agenda next year.

Mike Rogers

Chairman of the Group Sustainable Banking Committee

14 February 2019

Report of the Technology and Innovation Committee

Letter from Alison Davis

Chairman of the Technology and Innovation Committee

“In this digital era, technology and innovation is fundamental to the bank’s strategy and customers”

Dear Shareholder,

I am pleased to present the first report of the Technology and Innovation Committee (the Committee or TIC).

Role and responsibilities

TIC was established in September 2017 in order to support the Board in overseeing and monitoring RBS’s strategic direction in relation to technology and innovation. Technology and innovation is transforming banking and it was agreed that a Board Committee should be established to allow the Board to dedicate sufficient time to this area of critical importance to our strategy and our customers.

Authority is delegated to TIC by the Board and a regular report of the Committee’s activities is provided to the Board. The terms of reference are available on rbs.com and these are reviewed annually and approved by the Group Board.

Board Committee structures were reviewed in preparation for ring-fencing and the TIC has remained a Group-level Committee, given the strategic nature of its remit.

Membership and meetings

I have chaired the Committee since it was established, at which time, Frank Dangeard and Yasmin Jetha became the first members.

In June 2018, following review of the Committee’s membership in preparation for ring-fencing, Patrick Flynn and Lena Wilson were appointed as members of the Committee. Frank Dangeard continued as a member while Yasmin Jetha stood down and became a standing attendee following her appointment as a Double Independent Non-executive Director.

I am confident that the mix of relevant skills, knowledge and commercial experience contributed by the Committee’s members has greatly enhanced the quality of our discussions.

The Committee is supported by management and the Chief Executive, Chief Administrative Officer, Chief Risk Officer, Chief Financial Officer, CEO Special Projects, Director of Innovation and Director of Strategy and Corporate Development are all standing attendees.

The Committee held six meetings during 2018. Details of meeting attendance can be found at page 62 of the Governance Report.

Principal activity during 2018

We know that the nature of banking services and the way they are provided is changing and the Committee agendas are therefore focused across three key themes:

•           Digitising the core – the Committee considered how the Group is using new technology to improve the core business, including how it enhances the customer value proposition and reduces the cost base. Each of the franchises and functions were invited to present an update on steps being taken to digitise their area. The Committee has also considered data strategy; GDPR; cyber security; technology modernisation; and the core infrastructure under this theme.

•           New revenue streams – the Committee considered new initiatives that could generate revenue streams, challenge disruption and deliver innovative digital propositions for customers.

•           Innovation strategy, culture and capability – the Committee discussed how management’s consideration of the future innovation strategy, culture and capability of the organisation is developing. Open Banking, the innovation budget and quantum computing were also discussed.

Given the focus of the Committee, it is important that it spends time considering external perspectives to ensure that it keeps abreast of emerging technology and innovation trends and can identify key threats resulting from new business models, technologies, processes, products and concepts. During the year, the Committee invited a number of speakers to meetings to provide an external perspective and insight.

Performance evaluation

The annual review of the effectiveness of the Board and its Committees, including the TIC, was conducted externally in 2018. Overall, the review concluded that the Committee operated effectively. It included observations regarding the remit of the Committee and the focus of the agenda which will be taken into account in 2019. The outcomes of the evaluation have been reported to the Board.

Conclusion

I am delighted to chair the TIC, which supports the Board in an area so crucial to the future of the organisation. RBS needs to remain relevant to customers in a changing world and the Committee will continue to support the Board in considering how we can use technology and innovation to advance the bank for our customers and shareholders. I want to take the opportunity to thank the Committee members and attendees for their contribution, enthusiasm and support in 2018.

Alison Davis

Chairman of the Technology and Innovation Committee

14 February 2019

Directors’ Remuneration Report

Letter from Robert Gillespie
Chairman of the Group Performance and Remuneration Committee

“Capital strength has been a key performance measure and I am delighted that progress in this area has enabled RBS to resume dividend payments.”

Dear Shareholder,

This is my second report as Chairman of the Group Performance and Remuneration Committee (the Committee) and it has proved to be another busy year. We have established additional remuneration committees for a number of RBS subsidiaries as part of our governance arrangements for ring-fencing. This will provide additional oversight of remuneration across our key legal entities before proposals are considered by the Committee.

In addition, the Committee spent time considering the latest updates to reporting regulations and the UK Corporate Governance Code (the Code). We remain strong supporters of reforms aimed at improving the effectiveness, transparency and fairness of pay structures.

Broader pay considerations

Colleague engagement – In preparation for the new Code, we have taken steps to supplement our existing channels for colleagues to be heard at Board level. We have established a Colleague Advisory Panel to provide direct engagement with Board members. Amongst other strategic topics, this forum will be used to discuss executive remuneration and how it aligns with the wider company pay policy.

We believe that having an engaged and inclusive workforce is a key element of a successful business. This is why it is one of the areas included in the performance assessment for executive directors. The latest opinion survey shows engagement is at its highest level since we started measuring it and inclusion is our highest scoring category. We are now above the Global Financial Services (GFS) norms in all comparable survey categories.

Fairness and simplicity – We continue to make good progress. The number of employees at RBS who believe they are paid fairly rose during the year and is significantly above the GFS norm. In the UK, our rates of pay continue to exceed the Living Wage. Over the last four years we have made improvements to starting salaries and faster progression for those on lower levels of pay.

We have also removed variable pay for a significant number of these employees and increased their fixed pay. This provides more certainty and allows employees to concentrate on customers’ needs. As a result of these changes, 56% of employees across the Group are rewarded through fixed pay only.

We are confident we pay our employees fairly and our policies and processes are kept under review to ensure we continue to do so.

On pensions, action was taken during the year to significantly address the deficit in the main defined benefit pension scheme. Employees are provided with a range of flexible, market-leading benefits and wellbeing support. Over 23,000 employees have chosen to participate in share plans, which provide direct alignment with the company’s success and shareholders’ interests.

Transparency – Ahead of new reporting regulations coming into force next year, we have included the Chief Executive to employee pay ratios in this report along with broader disclosures on employee remuneration. Gender and ethnicity pay gap information can be found in the Strategic Report section, as well as the steps we are taking to address the position.

Executive director pay policy

Turning to executive pay, the Directors’ Remuneration Policy was approved by shareholders at the 2017 AGM. No changes are being made to the policy at this time. Variable pay is delivered entirely in shares as long-term incentive (LTI) awards with no annual bonus. The Chief Executive’s management team receive a similar remuneration construct.

The policy is based around a restrained pay position, with lower levels of LTI awards, reasonable performance expectations and significant shareholdings. Shares must be retained for the long-term, both during and after employment. I believe this creates a simple way of aligning executive directors’ interests with shareholders.

Executive director changes during 2018

Ewen Stevenson resigned as Chief Financial Officer (CFO) during the year. In line with policy, he continued to receive fixed pay until his departure date and all outstanding LTI awards were forfeited. No payment was made in lieu of notice.

After a successful period as interim CFO, Katie Murray was appointed to the Board as CFO from 1 January 2019. Katie’s pay has been set at a competitive level within the approved remuneration policy. The pension rate is 10% of salary. This is in line with the rate applicable to the wider RBS workforce and recognises emerging best practice.

Performance and pay decisions

The latest results demonstrate the business is building on its return to profitability in 2017 with a clear plan to deliver sustainable returns for shareholders. Income has risen and our core tier 1 capital ratio remains strong, exceeding our long-term target.

Remuneration structures are designed to support our strategic aims, one of which is building a safe and sustainable business. Capital strength has been one of the key performance measures for executive directors and I am delighted that progress in this area has enabled RBS to resume paying dividends to our ordinary shareholders.

Ross McEwan will be granted an LTI award in early 2019, following an assessment of performance over 2018. The assessment determined that overall performance had been strong, particularly in relation to capital and people measures, but the Committee applied a modest downwards adjustment of around 6% to the maximum grant as customer performance was not at the desired level.

Performance has also been assessed for the LTI award granted to the Chief Executive in 2016, following the end of the performance period in 2018. The award will vest at 27.5% reflecting improvements in capital strength and employee engagement, but with no vesting in areas where performance did not meet targets, such as total shareholder return. No discretion was exercised in determining the outcome. Full details of the assessments against the objectives and the award levels can be found in this report.

In terms of pay decisions for our broader employees, the bonus pool for 2018 is £335 million, which is around 2% lower than 2017. The size of the bonus pool in recent years reflects our transition to a smaller and simpler bank, staffed by highly capable and engaged people. Immediate cash bonuses continue to be limited to £2,000.

Looking ahead

One of the main priorities for the Committee during 2019 will be preparing the executive directors’ remuneration policy for its renewal at the 2020 AGM. The new Code requirements and engagement with our stakeholders will be part of that process. The Committee will also look at how it can enhance its existing role in considering wider workforce remuneration.

I would like to thank my fellow Committee members for their guidance and constructive challenge during the year and I look forward to considering how we can continue to develop remuneration practices at RBS for the benefit of all our stakeholders.

Robert Gillespie

Chairman of the Group Performance and Remuneration Committee

14 February 2019

Directors’ Remuneration Report – at a glance

The ‘at a glance’ section summarises the key features of the executive directors’ remuneration policy and arrangements for 2018 and 2019.

Summary of the remuneration policy for executive directors approved at the 2017 AGM

	Alignment with strategy of building a strong, simple and fair bank	Alignment via shares between executives and shareholders	Alignment with the growing external consensus on executive pay

Built around a restrained pay position for executives, with variable pay delivered entirely in LTI awards.

Performance assessed on factors that executive directors would reasonably be expected to achieve, encouraging safe and secure growth.

Quantum and structure of pay appropriate for a smaller, safer bank.

Aligns executives with shareholders predominantly through holding shares, both during and after employment.

The maximum value of LTI award is smaller and we have significantly increased the value of shares that executive directors need to hold.

LTI awards will be adjusted for underperformance or risk failings and are released over eight years with malus and clawback for a long-term view of performance.

Reduced complexity and quantum, in line with the Executive Remuneration Working Group and Government announcements on executive pay.

Reflects emerging investor guidelines with their common themes of restraint, meaningful shareholdings and flexibility of pay design.

Continues to provide transparency between performance and reward, with performance measured against pre-set objectives and disclosed each year.

	Summary of pay construct	Chief Executive	Chief Financial Officer (from 2019)
Fixed pay	Base salary	£1,000,000	£750,000
	Fixed Share Allowance	100% of salary	100% of salary
	Pension	35% of salary	10% of salary
	Maximum LTI award (delivered in shares)	175% of salary	200% of salary
Vesting period and conditions

•         Pre-grant and pre-vest performance assessments along with risk and stakeholder underpins.

•         Vests in equal amounts between years three to seven after grant.

•         12 months’ retention period following each vesting.

•         Malus and clawback provisions apply.

•         No pro-rating of LTI awards will apply in agreed good leaver circumstances.

	Expected average vesting	80% of maximum over time.
	Shareholding requirement	400% of salary	250% of salary

Summary of 2018 performance assessments for the Chief Executive

2018 highlights	Performance assessment for vesting of 2016 LTI award	Performance assessment for grant of 2019 LTI award

•         Operating profit before tax of £3,359 million and CET1 ratio remains strong at 16.2%, exceeding our long-term target.

•         The major legacy issues have now been resolved and 2018 saw the payment of the first dividend in 10 years.

•         Arrangements for ring-fencing have been implemented on time.

•         Employee engagement is at its highest level yet and there have been continued improvements in culture and inclusion scores.

•         Customer service results, however, are not consistently where they need to be to achieve our long-term ambition.

Performance assessed against pre-set objectives for 2016 – 2018, covering:

•         Economic Profit – 0% vesting.

•         Total Shareholder Return – 0% vesting.

•         Safe & Secure Bank – 12.5% vesting.

•         Customers & People – 15% vesting.

The performance assessment resulted in a total vesting percentage of 27.5% due to progress in capital strength, customer trust scores and employee engagement. The other elements did not meet the required performance levels for vesting. Full details can be found in the annual report on remuneration.

Performance assessed against pre-set objectives for 2018, covering core areas of:

•         Finance & Business – capital and RoTE targets met, ring-fencing structure in place.

•         Risk & Operations – risk culture target met, control environment not met in full.

•         Customers – Net Promoter Score was mixed, some but not all segments on target.

•         People & Culture – engagement, culture and diversity performance all meeting targets.

While overall performance was strong, the Committee concluded that a reduction of around 6% to the maximum grant would be appropriate for the Chief Executive to recognise that some areas were not fully at the desired level. A further assessment will take place prior to any vesting taking place. Full details can be found in the annual report on remuneration.

Directors’ Remuneration Report – at a glance

Executive directors who have left/joined during the year

Ewen Stevenson

Ewen Stevenson stepped down from the Board on 30 September 2018 and left RBS on 30 November 2018. He did not receive any payment in lieu of notice and all outstanding LTI awards were forfeited on his final date of employment.

Katie Murray

Katie Murray was appointed to the Board as Chief Financial Officer with effect from 1 January 2019. Benchmarking was undertaken for the role and the Committee agreed a remuneration package that was considered to be positioned appropriately compared to peers both in terms of fixed pay and projected total compensation. Remuneration includes a base salary at £750,000 per annum and a fixed share allowance of £750,000 per annum. Pension funding has been set at 10% of salary. This rate of 10% is the same as the pension rate applicable to the vast majority of RBS employees and recognises emerging best practice under the UK Corporate Governance Code and investor guidelines.

Any variable pay awards for performance year 2019 onwards (to be made in early 2020) will be delivered as LTI awards, with a maximum award of 200% of salary. For performance year 2018, a period prior to appointment to the Board, variable pay will continue to be awarded in line with arrangements in place at that time.

Remuneration outcomes for executive directors in 2018

Ross McEwan	Ewen Stevenson (as at 30 September 2018) (1)

(1) Ewen Stevenson also received fixed pay of £317,708 in 2018 for the period after stepping down from the Board until he left RBS on 30 November 2018.

Shareholding requirements

Ross McEwan	Ewen Stevenson (as at 30 September 2018)

Timing of payments for 2019 awards to Ross McEwan

Variable pay awarded to Katie Murray in 2019 for performance year 2018, a period prior to appointment to the Board, will be subject to deferral over seven years and retention periods in line with regulatory requirements.

Directors’ Remuneration Policy

Key features of the remuneration policy for executive directors

The Directors’ Remuneration Policy was approved by shareholders at the AGM on 11 May 2017. The policy will apply until the 2020 AGM unless changes are required which mandate a revised policy be submitted to shareholders for approval. There are no changes requiring shareholder approval at this time. The table below summarises the key features of the policy for executive directors. In the event of any conflict the approved policy, which can be found under the Board and Governance section of rbs.com, takes precedence over the information set out below.

Element of pay	Operation	Maximum potential value
Salary To provide a competitive level of fixed cash remuneration and aid recruitment and retention of high performing individuals.	Paid monthly in cash and reviewed annually. The rates for 2019 are: • Chief Executive – £1,000,000 • Chief Financial Officer – £750,000

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

Executive directors are also entitled to travel assistance in connection with company business including the use of a car and driver. RBS will meet the cost of any tax on the benefit.

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

•        Chief Executive – 35% of salary

•        Chief Financial Officer – 10% of salary

While the 2017 policy allows for pension funding of 35% of salary for existing executive directors and up to 25% of salary for new executive directors, a rate of 10% was agreed on the appointment of the new Chief Financial Officer to align with the UK Corporate Governance Code. The 10% rate is in line with the wider workforce.

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

Performance will be assessed in the areas of Finance, Risk & Operations, Customers and People & Culture to determine whether the executive has achieved what would reasonably have been expected in the circumstances. Risk & Control and Stakeholder Perception underpins will also apply.

The maximum award for current directors at the time of grant is capped at:

•   Chief Executive - 175% of salary.

•   Chief Financial Officer - 200% of salary.

Prior performance will be taken into account when determining the value of the award at the time of grant.

The vesting level of the award can vary between 0% and 100% of the original number of shares granted, dependent on the delivery of sustained performance.

Shareholding requirements To ensure executive directors build and continue to hold a significant shareholding over the long-term.

Unvested shares from LTI awards will count on a net of tax basis towards meeting the shareholding requirement once the pre-vest performance assessment has taken place. When the applicable retention period has passed, the executive directors can dispose of up to 25% of the net of tax shares received until the shareholding requirement is met.

• Chief Executive - 400% of salary. • Chief Financial Officer - 250% of salary.

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
Recruitment policy

The policy on the recruitment of new directors aims to be competitive and to structure pay in line with the framework applicable to current directors, recognising that some adjustment to quantum within that framework may be necessary to secure the preferred candidate. A buy-out policy exists to replace awards forfeited or payments foregone which is in line with regulatory requirements. The Committee will minimise buy-outs wherever possible and ensure they are no more generous than, and on substantially similar terms to, the original awards or payments they are replacing.

Notice and termination provisions

Executive directors

As set out in executive directors’ service contracts, RBS or the executive director is required to give 12 months’ notice to the other party to terminate the employment. There is discretion for RBS to make a payment in lieu of notice (based on salary only) which is released in monthly instalments. The executive director must take all reasonable steps to find alternative work and any remaining instalments will be reduced as appropriate to offset income from any such work.

Chairman and non-executive directors

The Chairman and the non-executive directors do not have service contracts, they have letters of appointment. They do not have notice periods and no compensation would be paid in the event of termination of appointment, other than standard payments payable for the period served up to the termination date.

On an annual basis, all directors stand for election or re-election by shareholders at the company’s AGM. Non-executive directors appointed prior to 2017 do not have a set term as the letter of appointment operates on a rolling basis. From 2017 onwards, new non-executive directors have been appointed for an initial term of three years, commencing from the first election by shareholders. At the end of this period, further terms may be agreed, subject to an overall maximum tenure of nine years. The non-executive directors with terms of appointment that will currently expire unless otherwise renewed at the end of three years are: Mark Seligman (2020 AGM), Dr Lena Wilson (2021 AGM) and Patrick Flynn (2022 AGM).

Legacy arrangements

RBS can continue to honour any previous commitments or arrangements entered into with current or former directors that may have different terms, including terms agreed prior to appointment as an executive director.

Treatment of outstanding employee share plan awards on termination

On termination, share awards will be treated in accordance with the relevant plan rules as approved by shareholders. Under the remuneration policy approved by shareholders at the 2017 AGM, LTI awards made in 2018 onwards will not be subject to pro rating for time in good leaver circumstances, for the reasons set out below.

RBS is unusual in having no annual bonus, and bonus awards would typically not be subject to pro rating for time. In addition, regulatory requirements can effectively prevent LTI awards being granted in the year of joining. The combination of these factors means executives at RBS could potentially receive no variable pay award either for the year of joining or in the final year of employment. This is not consistent with our aim of creating significant alignment with shareholders.

Removal of pro rating enables executive directors to receive an appropriate level of variable pay for the period that they work and helps to ensure executives are motivated up to the point of departure and beyond. It creates higher levels of shareholding for up to eight years post departure meaning executives can be held accountable for, and are financially exposed to, the long-term consequences of their actions.

Individuals will only qualify for good leaver treatment if they leave due to ill-health, injury, disability, death, retirement (as agreed with RBS), redundancy, the employing company ceasing to be a member of RBS, transfer of the employing business, or any other reason if, and to the extent, the Committee decides in any particular case. If good leaver treatment does not apply then LTI awards will be forfeited on leaving.

Directors’ Remuneration Policy

Approach to the new UK Corporate Governance Code (the new Code)

Ahead of its formal application in 2019, detailed analysis of the new Code was undertaken in 2018 with findings presented to the Committee. The majority of the changes are in line with existing practice at RBS. A summary of the main provisions is set out below. The Committee will continue to monitor and reflect on best practice for these new requirements.

Area	Description of provision	RBS position
Workforce remuneration and alignment with culture

Remuneration Committee to review workforce remuneration and related policies, and the alignment of incentives and rewards with culture, taking these into account when setting the policy for executive director remuneration.

The Committee already considers papers on the broader employee proposition, for example, the group-wide remuneration and deferral policy, annual pay outcomes including diversity information, and the annual Sharesave offer for employees.

The Financial Reporting Council’s (FRC) guidance asks Remuneration Committees to consider “How do workforce incentives support our culture and encourage the desired behaviours?” The removal of sales incentives for front-line employees in recent years is a good example where desired culture and remuneration proposals have been considered together at RBS.

The Committee will review relevant culture developments and consider the potential impact on remuneration policy. The aim is to assist the Board in its responsibility to monitor how well culture is being embedded across the organisation and the role that remuneration plays in that.

Post-employment shareholding requirements	Remuneration Committees should develop a formal policy for post-employment shareholding requirements encompassing both unvested and vested shares.

Under the current policy, executive directors automatically retain a significant number of shares after they leave. Shares from fixed share allowances continue to be held for at least three years regardless of the reason for leaving and LTI awards held by good leavers will continue to be released up to eight years post departure.

The Committee will consider whether a more formal post-employment shareholding requirement should be introduced when the new directors’ remuneration policy is due to be submitted to shareholders at the 2020 AGM.

Pension contribution rates	The pension contribution rates for executive directors should be aligned with those available to the workforce.

The FRC guidance recognises that it may not be appropriate to reduce the pension provision for existing directors. However, good practice is for the rates to move over time to be aligned with those of the wider workforce.

As noted earlier in this report, RBS has already taken steps in this area with the pension rate for the new Chief Financial Officer set at 10% of salary, rather than the 25% of salary allowed for under the policy for new executive directors. The rate at 10% is the same as that applicable to the majority of the wider workforce. The position for the Chief Executive will be reviewed as part of the renewal of the directors’ remuneration policy at the 2020 AGM.

Factors in determining executive director policy	Remuneration Committees should address the following criteria when determining executive director policy: clarity; simplicity; risk; predictability; proportionality; and alignment to culture.

The Committee already takes many of these factors into account when determining executive director policy. The current policy was designed around themes of simplicity, alignment with company strategy and culture, and ensuring rewards are supported by sustainable, risk-adjusted long-term performance.

In terms of predictability, it is worth noting that variable pay at RBS is already constrained by the 1:1 regulatory cap on grant. The new long-term incentive construct is based around lower awards levels with more predictable outcomes. In addition, there are discretionary underpins which provide scope to adjust outcomes for significant risk, stakeholder or reputational matters not already captured in the performance assessment.

Engagement with colleagues	Remuneration Committee to report on its work including engagement with colleagues on executive remuneration.

In 2018, we established a Colleague Advisory Panel, chaired by a designated non-executive director. The aim of the Panel is to provide direct engagement between colleagues and Board members. The Panel includes colleagues who volunteered to be involved, existing representatives from trade union bodies and works councils, our colleague-led networks and junior management teams.

Along with a broad range of strategic topics, the Panel will also be used to discuss executive remuneration and how it aligns with the wider company pay policy. Further information on the Panel can be found in the Strategic Report and the Report of the directors.

Discretion and use of malus and clawback	Remuneration schemes and policies should enable the use of discretion to override formulaic outcomes and include provisions to withhold or recover payments.

There is broad discretion under RBS remuneration arrangements and the Committee has used discretion in the past to apply downwards adjustment to the formulaic outcome of LTI vestings.

The remuneration policy and share plan rules contain malus and clawback provisions to adjust or recover awards where appropriate. Details of the process and the circumstances in which RBS can apply malus and clawback are set out on page 92.

Directors’ Remuneration Report

Wider workforce remuneration policy

Consistent with our executive remuneration principles, the aim is to deliver a simple and transparent pay policy which promotes the long-term success of RBS. The policy supports a culture where individuals are rewarded for delivering sustained performance in line with risk appetite and for demonstrating the right conduct and behaviours.

Employees are provided with salary and pension funding and certain roles are eligible for benefit funding and variable pay awards. Further details on the policy and remuneration levels for 2018 including pay ratios can be found later in this report.

Making RBS a great place to work

RBS is committed to providing four key things: a fulfilling job; fair pay; excellent training and a good leader.

Fulfilling job

The aim is for every colleague to have a clear and fulfilling job that connects to our purpose. Each colleague is set clear goals and objectives that reflect RBS’s overall strategy. Progress is reviewed throughout the year.

Wellbeing is essential for people to bring the best of themselves to work. A range of measures are provided to support good physical, mental, social and financial health. There is also an Employee Assistance Programme where employees can access confidential advice, support and short-term counselling.

Flexible working is offered where this is possible and appropriate. This allows colleagues to explore working patterns with their line manager and select a more flexible approach to work that meets their current needs.

Inclusion and diversity is another key element of creating a great place to work and also understanding the needs of our customers. RBS supports a variety of colleague-led groups that help influence strategy and employees also undertake unconscious bias training and mandatory annual inclusion training.

The inclusion category in our colleague opinion survey is the highest scoring category. Targets are in place to improve the proportion of women and ethnic minority leaders across all business areas and RBS is on track to meet these aspirations. Inclusion targets are also part of the measures that impact executive remuneration.

In June 2018, RBS was awarded the ‘Employer of the Year’ award at the Women in Finance Awards.

Fair Pay

RBS is committed to providing a fair wage for the role performed and also being very clear on how pay works. Employees are provided with flexibility in terms of how they wish to receive pay to suit their personal circumstances.

Fairness is built around a number of themes. A full pay review is undertaken each year for all salary ranges. Pay is compared against the external market so that pay and benefits are competitive. RBS is a fully accredited Living Wage Employer in the UK and our rates of pay continue to exceed the Living Wage Foundation Benchmarks.

RBS has also implemented a more transparent approach by moving more employees to published salary ranges. Improvements have been made to starting salaries with faster progression to the rate for the job. Investment in pay levels in recent years has focused mostly on junior employees, while not increasing fixed pay for executive directors.

RBS has also removed front-line incentives and variable pay for large numbers of employees, with an increase to fixed pay instead. This provides greater certainty for these employees and allows them to focus fully on providing the best service for customers.

We are confident that we pay our employees fairly and keep our HR policies and processes under review to ensure we do so.

Flexible benefits are provided allowing employees to change pension contributions and choose from a range of protection, healthcare and lifestyle options. Employees in the UK and Republic of Ireland can also participate in employee share plans and over 23,000 currently do so.

The number of employees at RBS who believe they are paid fairly increased during 2018 and is significantly above the Global Financial Services Norm.

Excellent training

RBS offers a number of ways for colleagues to learn and develop. This includes technical training, continuing professional development and further education qualifications on the job. Support is also provided for personal development. This helps employees serve customers well and also assists colleagues with their career aspirations.

RBS remains committed to embedding a strong service mindset through Service Excellence training which sits at the heart of achieving our ambition to be number 1 for customer service, trust and advocacy.

RBS continues to work closely with the Chartered Banker Institute and Chartered Banker Professional Standards Board to improve professional standards across the industry.

A Good Leader

RBS is continuing to develop great leaders and supporting the development of talent across the Group. Part of this commitment is delivering and embedding our flagship leadership programme – Determined to lead (Dtl). It teaches the skills to lead, manage and coach people so they make positive behaviour changes and improve their performance. By the end of 2018, around 11,000 leaders had completed their Dtl training.

Gender and ethnicity pay gaps

The latest gender and ethnicity pay gap reporting for RBS can be found in the ‘Our Colleagues’ section of the Strategic Report contained herein.

Listening to colleagues

In 2018 a more frequent approach to listening to our workforce was developed. This provides more opportunities to improve by assessing colleague sentiment and feedback, and checking progress in making RBS a great place to work.

Our colleague opinion survey provides everyone with the opportunity to have a say on what it feels like to work at RBS. Feedback in terms of engagement and leadership has a direct impact on executive pay. A survey by the Banking Standards Board, an independent body, is also used to help raise standards of behaviour and competence across the UK banking sector.

Regular engagement takes place with colleagues and representative bodies throughout the year. Board members visit business areas to hear directly from colleagues and there are regular townhall meetings and online forums to facilitate question and answer sessions with senior executives.

In 2018, a new Colleague Advisory Panel was established to enhance the colleague voice at Board level and a ‘meet the Board’ event took place for the first time following the AGM.

Annual Report on Remuneration

The sections audited by the company’s auditors, Ernst and Young LLP, are as indicated.

Single total figure of remuneration for executive directors for 2018 (audited)

	Ross McEwan		Ewen Stevenson (5)
	2018 £000	2017 £000	2018 £000	2017 £000
Salary	1,000	1,000	600	800
Fixed share allowance (1)	1,000	1,000	600	800
Benefits (2)	117	113	20	26
Pension (3)	350	350	210	280
Total fixed remuneration	2,467	2,463	1,430	1,906
Annual bonus	n/a	n/a	n/a	n/a
Long-term incentive award (4)	1,111	1,024	-	1,418
Total remuneration	3,578	3,487	1,430	3,324

Notes:

(1)    The value of the fixed share allowance is based on 100% of salary and, as part of fixed remuneration, it is not subject to any performance conditions.

(2)    Includes standard benefit funding of £26,250 with the remainder for Ross McEwan in 2018 being travel assistance in connection with company business (£72,220), relocation expenses (£15,493) consisting of a flight allowance and assistance with tax return preparation, and home security arrangements (£2,676).

(3)    The executive directors receive a monthly cash allowance to help fund pension arrangements but do not participate in the company’s defined benefit pension schemes. The executive directors can choose to participate in the company’s defined contribution pension arrangements.

(4)    The 2018 value relates to an LTI award granted in 2016. Performance has been assessed over the three year period to 31 December 2018 as set out below resulting in 487,285 shares due to vest in two equal tranches in March 2020 and March 2021. No discretion was exercised by the Committee as a result of share price appreciation or depreciation over the performance period. The estimated value above is £11,013 higher than the value of 487,285 shares at the time of grant, as a result of the share price rising from £2.2574 to £2.28 over the period.

(5)    Reflects remuneration paid to Ewen Stevenson for the period to 30 September 2018, the date he stepped down from the Board.

2016 LTI award – final assessment of performance measures (audited)

An assessment of performance of each relevant element was provided by internal control functions and PwC assessed relative Total Shareholder Return (TSR) performance against a peer group of comparator banks.

Performance Measures (and weightings)	Performance for minimum vesting	Vesting at minimum	Performance for maximum (100%) vesting	Actual Performance	Vesting outcome		Weighted Vesting %
Economic Profit (25%)	(£200 million)	25%	£800 million	(£1,275 million)	0%		0%
Relative TSR (25%)	TSR at median	20%	TSR at upper quartile	Below lower quartile	0%		0%
Safe & Secure Bank (25%) CET1 ratio (12.5%) Cost:income ratio (12.5%)	Vesting between 0% - 100%* CET1 ratio target: 13% or above Cost:income ratio target: 57% or below			CET1 ratio: 16.2% Cost:income ratio: 72%	100%	50%	12.5%
					0%
Customers & People (25%) Split across advocacy, trust and employee engagement Net Promoter Score (NPS) (7.5%) Net Trust Score (NTS) (5%) Engagement Index (EI) (12.5%)	Vesting between 0% - 100%* NPS target: Gap to number 1 of 2.3 NTS target: NatWest 63, RBS 50 EI target: 1 point above Global Financial Services (GFS) norm			NPS Gap to number 1 of 18.7 NTS: NatWest 64, RBS 25 EI: 4 points above GFS norm	0%	60%	15%
					50%
					100%
Final vesting outcome							27.5%

* Vesting in the Safe & Secure and Customers & People categories can be qualified by Committee discretion taking into account changes in circumstances over the period, the margin by which individual targets have been missed or exceeded, and any other relevant factors.

Economic Profit was defined as profit after tax and preference share charges less tangible net asset value multiplied by the cost of equity. The companies in the relative TSR group for this award were: Barclays, Lloyds, HSBC, Standard Chartered, BBVA, BNP Paribas, Crédit Agricole, Santander, Société Générale, Unicredit, ING, Intesa San Paolo and Nordea Bank.

Final outcome and discretionary underpin

If the Committee considers that the vesting outcome calibrated in line with the performance conditions above does not reflect underlying financial results, or if the Committee is not satisfied that conduct and risk management during the performance period has been effective, then the terms of the award allow for an underpin to be used to reduce the vesting.

In making its final judgement, the Committee considered the overall context of performance, noting significant improvements in capital strength and employee engagement over the period and the Trust score for NatWest also meeting the target. Relative TSR, the cost:income ratio and customer performance were not at the required level. The Committee also considered the potential impact of the US Department of Justice charge on the Economic Profit outcome. Input was also received from the Board Risk Committee on risk performance. Taking all circumstances into account, the Committee determined that no further adjustment was necessary under the discretionary underpin.

Annual Report on Remuneration

2016 LTI vesting amounts included in the total remuneration table (audited)

LTI awards were granted in March 2016. The award held by Ewen Stevenson lapsed on 30 November 2018, his final date of employment. The performance period ended on 31 December 2018 and the performance conditions have been assessed as set out on the previous page. While performance has been assessed, the shares will not vest until March 2020 and March 2021 and remain subject to employment conditions.

Ross McEwan
Performance category	% vesting	Maximum shares (1)	Shares due to vest	Estimated value (2)
Economic Profit	0%	442,987	—	£1,111,010
Relative TSR	0%	442,987	—
Safe & Secure Bank	50%	442,987	221,493
Customers & People	60%	442,987	265,792
Maximum shares for performance assessment (1)		1,771,948
Outcome following performance assessment (27.5% vesting)			487,285

Notes:

(1)    The maximum number of shares for the performance assessment is calculated in line with the underlying award structure, however the actual number of shares received will never exceed the number of shares capped under the approved policy and the regulatory maximum at the time of grant. Each performance category can vest up to 100% of salary at grant as shown above. For the 2016 award, the number of shares capped at grant was 1,187,207 and therefore the vesting outcome falls within the cap.

(2)    Based on a RBS share price of £2.28, the average over the three month period from October to December 2018.

2017 LTI awards to executive directors – current assessment

The table represents an early indication of the potential vesting outcome as at 31 December 2018. Details of the final performance assessment against targets at the end of the three year period and any use of discretion will be disclosed in the 2019 remuneration report. The Committee may consider the proximity of legacy items to the executive directors when assessing the vesting level.

Performance category	Measure	Weighting	Target	2017 LTI award current assessment
Economic Profit	Economic Profit (total Bank)	25%	Targets set based on spot economic profit in FY2019 with vesting range from 25% up to 100% for performance ahead of Strategic Plan	Broadly tracking in range for vesting
Relative TSR	Relative Total Shareholder Return	25%	Relative TSR performance between median and upper quartile against comparator group results in vesting between 20% and 100%.	Currently upper quartile, which would result in full vesting
Safe & Secure Bank	Cost:income ratio	12.5%	C:I ratio – significant progress to 56%

Vesting under the Safe & Secure and Customers & People categories will be qualified by Committee discretion taking into account the margin by which targets have been missed or exceeded and any other relevant factors

				C:I ratio is broadly in range for vesting
	CET1 ratio	12.5%	CET1 ratio target of >= 13%	CET1 ratio is in range for full vesting
Customers & People	Advocacy	7.5%	Significant progress to Number 1 in our chosen segments for customer advocacy and trust (further details below).	Some segments on track but overall behind target range
	Trust	5%		Trust broadly in range for some vesting
	Employee Engagement	12.5%	1 point above Global Financial Services Norm.	Engagement tracking above target for full vesting

Note:

(1)    There are six chosen customer segments for advocacy and five customer segments for Trust. Customer advocacy is measured by Net Promoter Score and Trust is measured by the percentage of customers that trust RBS to ‘do the right thing’. Chosen segments reflect RBS’s key products, service channels and customer groups. There are targets for each segment and full details will be disclosed in the 2019 report prior to any vesting. LTI awards granted in 2018 onwards have been made under the new remuneration construct. See overleaf for further details.

LTI awards granted during 2018 (audited)

	Grant date	Face value of award (£000s)	Number of shares awarded	% vesting at minimum and maximum	Performance Requirements
Ross McEwan	7 March 2018	1,575	592,328	Between 0% - 100% with no set minimum vesting

The awards were subject to a pre-grant performance assessment and a further assessment will take place at the end of three years. Full details can be found in the 2017 Report and Accounts and the performance assessment framework is also set out overleaf.

Ewen Stevenson	7 March 2018	1,440	541,557

Note:

(1)    Awards were granted as conditional share awards. The number of shares was calculated in line with the approved policy with the maximum potential award being 175% of salary for the Chief Executive and 200% of salary for the Chief Financial Officer. The award price of £2.659 was based on the average share price over five business days prior to grant. The award levels reflected a reduction of 10% to the maximum award following the pre-grant assessment of performance over 2017. Ewen Stevenson’s award was forfeited on 30 November 2018, his final date of employment. For Ross McEwan, subject to the pre-vest assessment, the award will be eligible to vest in equal amounts between years 2021 and 2025. Malus provisions will apply up until vest and clawback provisions will also apply for a period of at least seven years from the date of grant. Further details on malus and clawback can be found on page 92.

Annual Report on Remuneration

Performance assessment framework for LTI awards granted from 2018 onwards

For each of the core performance areas, the Committee will consider whether the executive director has achieved what would reasonably have been expected over the relevant period. The Committee will follow a robust process to review performance against pre-set objectives relevant to RBS’s strategic aims, but will apply its judgement without reference to formulaic targets and weightings. Performance will be assessed taking into account circumstances applying over the period. Risk & Control and Stakeholder Perception underpins will also apply under which the Committee, with input from the Board Risk Committee and Sustainable Banking Committee, can consider if there are any other factors that would lead to a downwards adjustment.

The majority of the performance variation will normally take place under the pre-grant assessment, with a further assessment prior to any vesting taking place. Overall, the achievement of reasonable or ‘target’ performance expectations will deliver full or nearly full payout of the LTI awards, as long as executives deliver good, sustainable performance. This approach reflects the significantly reduced level of awards compared to the previous policy, creating more predictable outcomes and encouraging safe and secure growth within risk appetite. Each year, the performance factors will be determined in light of RBS’s priorities for that year.

Pre-grant assessment for LTI awards to be made in 2019

Core area	Objectives for Performance Year 2018	Pre-grant assessment
Financial & Business Delivery

Reasonable performance against RoTE budget with a target of -1%.

CET1 ratio of 13% or more.

Delivery of ring-fencing requirements to meet the 1 January 2019 implementation deadline, ensuring timely remediation of issues throughout.

Good financial performance for 2018. RoTE at 4.8% exceeded the target.

CET1 ratio of 16.2%, above the target.

Ring-fencing structure delivered as planned with all key activities completed in order to ensure compliance. Reporting on activities will be provided to the PRA.

Risk & Control

Improve the control environment. Franchise/Function control environment to be rated 2 within appetite and achievement of self declared forecasted control environment ratings by the end of 2018.

Material progress towards our desired risk culture. Positive progress towards 2 (systematic) with strong tone from the top and effective action plans in place. Achieve Proactive Risk Culture rating as a minimum with no deterioration from 2017 assessment.

While improvements had been made, a number of franchises and functions had still to attain the desired control environment ratings. This part of the objective was therefore not considered to have been met in full.

Risk Culture target met, with overall assessment as ‘Positive progress towards 2 (systematic) with strong tone from the top and effective plans in place’. With one exception, all areas had achieved the required ‘Proactive’ Risk Culture rating.

Customers & Stakeholder	Achieve planned progress towards becoming number 1 for customer service, trust and advocacy by 2020 in chosen customer segments and brands.

Net Promoter Score performance was mixed during 2018, with three of the six customer segments on target. While the digital strategy was delivering positive customer advocacy, it was recognised that progress was not consistent enough.

People & Culture	Year-on-year improvement in engagement and leadership indices, with a one point increase in each.	Engagement score increased by three points and the leadership score increased by two points since 2017, exceeding the targets.
	Year-on-year improvement in Culture index, with a target of a one point increase.	The Culture index had continued to improve with a three point increase since 2017, exceeding the target.
	Progress towards target of at least 30% women in ‘senior roles’ by 2020 in each franchise and function.	Satisfactory progress had been made. As at Q3, there had been a 7% increase since the targets were introduced at the end of 2014 and six of the business areas were already at or above the 30% target.
	Progress towards 2025 target of number of Black Asian Minority Ethnic (BAME)/non-white UK employees in the top four layers of RBS, of at least 14% (UK only).	Improvements made during the year. As at Q3, eight business areas had met their 2018 target and a further three business areas had already reached the longer term 14% target.

Outcome of the pre-grant assessment

The Committee also received advice from the Board Risk Committee and the Sustainable Banking Committee in making its final assessment. After considering all the factors above, the Committee determined that good progress had been made with strong performance particularly in relation to capital and people scores. 2018 was seen as a milestone year with a number of important legacy issues resolved, the resumption of dividends and arrangements in place for ring-fencing. Overall, the Committee considered that a 6% reduction was appropriate as customer and risk performance was not fully at the desired level. The resulting award level for the Chief Executive is set out below. As the Chief Financial Officer was appointed from 1 January 2019, the first LTI award will be granted in 2020, following an assessment of performance over 2019.

	maximum LTI award level	2019 LTI award level
Ross McEwan	£1,750,000	£1,650,000

Annual Report on Remuneration

Pre-vest assessment for 2019 LTI awards

In addition to the pre-grant assessment detailed on the previous page, a further assessment of performance will take place at the end of three years, prior to vesting. It is intended to be a look-back at the performance year for which the LTI award was granted to consider whether anything has come to light which might call into question the original award. Once the vesting amount has been approved, employment conditions as well as malus and clawback will continue to apply.

The pre-vest assessment allows the Committee to make a balanced assessment of performance in the round rather than relying on formulaic adjustments. Adjustments will be made if there have been failures of risk management and in the event of underperformance.

Factors considered in assessing pre-vest performance

Four core questions will be considered as part of the pre-vest assessment under the themes of Finance; Customers; People; and Risk & Control.

When assessing the performance of the year for which the award was made, “knowing what we know now”, and taking into account all circumstances, has RBS:

•          Remained safe and secure, taking into account our financial results and capital position?

•          Been a good bank for customers taking into account our customer and advocacy performance?

•          Operated in an environment in which risk is seen as part of the way we work and think?

•          Operated in a way that reflects our stated values?

Evidence used to support the Committee’s assessment of these questions will include whether there has been: a material fall in share price, net promoter scores, employee engagement or culture scores; a breach of minimum capital ratio; or a material deterioration in the risk culture or profile.

In addition, the Committee will consider the potential application of Risk & Control and Stakeholder Perception underpins following advice from the Board Risk Committee and Sustainable Banking Committee. This provides scope to consider significant risk, stakeholder or reputational matters not already captured in the performance assessment. The underpins allow the Committee to consider events arising during the period between grant and the end of year three.

In determining the final vesting level of the award, the Committee will consider both individual and collective performance which means that there may be different vesting levels by participant.

Performance Goals for 2019 (for the pre-grant assessment of LTI awards to be made in 2020)

The table below forms the basis of the pre-grant assessment for LTI awards to be made in early 2020. Further details on the 2019 goals and targets and the assessment of performance against these will be set out in the 2019 Directors’ Remuneration Report.

Core area	Performance Goals for 2019	Measures for assessing pre-grant performance for 2020 LTI awards
Financial & Business Delivery	Run a safe and secure bank.	Achieve planned RoTE targets for Group and NatWest Holdings (NWH Ltd).
Achieve CET1 ratio targets for Group and NWH Ltd, with appropriate repatriation of capital to the Group.
Risk & Control	Improve or maintain control environment.	Group and NWH Ltd achievement/maintenance and embedding of desired control environment rating.
	Compliance with ring-fencing rules.	Compliance with the minimum controls for the effective management of compliance with ring-fencing rules.
	Material progress towards our desired risk culture target where risk is simply part of the way we work and think.	Positive progress on risk culture rating for Group and NWH Ltd with strong tone from the top and effective action plans in place.
Customer & Stakeholder	Increase customer advocacy for our brands and chosen customer segments.	Achievement of targets for brands against Competition and Markets Authority (CMA) rankings and Net Promoter Scores (NPS).
	Build a strong internal customer service.	Achievement of Group and NWH Ltd targets for internal NPS and Core Service Behaviour scores.
People & Culture	Provide clarity, build capability and motivate our people.	Based on employee engagement and leadership scores for Group and NWH Ltd.
	Build up and strengthen a healthy culture.	Based on the Banking Standards Board assessment and achieving the culture target for Group and NWH Ltd.
	Improve diversity across our leaders to create a more mature, inclusive culture.	Progress on the number of women in senior roles across the top three layers of the Bank.
Progress on the number of BAME/non-white UK employees in the top four layers of RBS.

For the Chief Financial Officer, performance will be assessed in line with the framework and measures above and the performance of the Finance function will also be taken into account.

Annual Report on Remuneration

Payments for loss of office (audited)

Ewen Stevenson resigned as Chief Financial Officer on 29 May 2018. He stepped down from the Board on 30 September 2018 and ceased to be an employee of RBS on 30 November 2018. Taking into account a range of business factors, it was agreed that Mr Stevenson could be released early from his 12 month notice period. No payment was made in lieu of notice.

In line with his contractual arrangements, Mr Stevenson continued to receive standard payments in respect of his fixed pay for the period up to his final date of employment. Payments for the period from 30 September to 30 November 2018 comprised salary (£133,333), fixed share allowance (£133,333), pension funding (£46,667) and benefit funding (£4,375), a total of (£317,708) before tax.

No other remuneration payment was made in connection with his departure and all outstanding long-term incentive awards were forfeited on his final date of employment.

Payments to past directors (audited)

Payments made to Ewen Stevenson during the year are set out above and in the total remuneration paid to executive directors table earlier in this report. There are no other payments to past directors to disclose for 2018.

Total remuneration for the Chairman and non-executive directors for 2018

As part of the implementation of ring-fencing arrangements during 2018, a number of additional Boards and Board Committees were established for key legal entities. The increase in governance structures results in additional responsibilities and time commitment, particularly for non-executive directors serving on the Group Board Risk Committee and Group Audit Committee.

Taking into account that fees for these committees had remained unchanged since 2014 and market practice by peers, the Chairman and the executive directors agreed it would be appropriate to raise the fees for the Chairman of the Group Board Risk Committee and Group Audit Committee from £60,000 to £68,000, and for members of the Group Board Risk Committee and Group Audit Committee from £30,000 to £34,000. The changes are within the 15% limit for fee increases under the directors’ remuneration policy and took effect from 1 October 2018.

For RBSG Board directors who also serve on the boards and committees of NatWest Holdings Limited, The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited, the fees below reflect membership of all five boards and their respective board committees.

Where appropriate, RBSG Board directors also received fees in respect of membership of other subsidiary company boards and committees including NatWest Markets Plc, the value of which is included in the table below. In terms of other changes during the year, the NatWest Markets Working Group was replaced by the NatWest Markets Plc Board from 1 May 2018 and the UBIDAC Board Oversight Committee was stood down at the end of October 2018.

Lena Wilson was appointed as Chair of the Colleague Advisory Panel during 2018. This is considered a key role that will enhance our existing engagement mechanisms and strengthen the colleague voice at Board level. The Panel will also meet the new requirements for workforce engagement under the UK Corporate Governance Code.

After considering the time commitment, number of meetings and responsibilities for this role, including providing regular updates to the Board, it was agreed that fees of £15,000 per annum should be paid to the Chair of the Panel with effect from 1 November 2018. The fees are equivalent to that paid to a member of our Board Oversight Committees.

Total single figure of remuneration for the Chairman and non-executive directors during 2018 (audited)
												Fees		Benefits		Total
Chairman (composite fee)												2018 £000	2017 £000	2018 £000	2017 £000	2018 £000	2017 £000
Howard Davies (1)												750	750	11	11	761	761

												Fees		Benefits		Total
Non-executive directors (2)	Board £000	Group N&G £000	GAC £000	Group RemCo £000	Group BRC £000	Group SBC £000	TIC £000	SID £000	GRG BOC £000	UBI DAC BOC £000	Other £000	2018 £000	2017 £000	2018 £000	2017 £000	2018 £000	2017 £000
Frank Dangeard (3)	60			10	12		22				148	252	135	4	3	256	138
Alison Davis	80			30		30	60					200	167	26	30	226	197
Patrick Flynn (4)	46		19		19		17					101	—	9	—	110	—
Morten Friis	80		31		31							142	148	50	42	192	190
Robert Gillespie	80	15		60	19	30			15			219	197	8	11	227	208
Penny Hughes (4)	33	7			12	25			6			83	187	3	11	86	198
Yasmin Jetha (4)	27					10	10					47	65	—	2	47	67
Brendan Nelson (3)	80	15	62		31				30	13	53	284	216	31	23	315	239
Baroness Noakes	80	15	31		62				15	13		216	196	18	16	234	212
Mike Rogers	80			30		48						158	137	12	16	170	153
Mark Seligman	80	15		30				30	3	13		171	68	5	4	176	72
Lena Wilson (3)	80					28	17				3	128	—	20	—	148	—

Notes:

(1)    The benefits column for Howard Davies includes private medical cover.

(2)    Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings. HMRC deems these expenses as taxable where the meetings take place at the company’s main offices and RBS settles the tax on behalf of the non-executive directors.

(3)    Under the ‘Other’ column, Frank Dangeard received fees as Chairman of the NatWest Markets Working Group and from 1 October 2018 received a composite fee as Chairman of the NatWest Markets Plc (NWM Plc) Board. Brendan Nelson received fees as a member of the Board and Audit Committee of NWM Plc from the end of April 2018. Lena Wilson joined the Board on 1 January 2018 and received fees as Chair of the Colleague Advisory Panel from 1 November 2018.

(4)    Penny Hughes stepped down from the Board on 30 May 2018. Yasmin Jetha’s fees are until 30 April 2018, the date she stepped down from the RBSG Board but she continues to receive fees as a member of the boards of NatWest Holdings Limited. Patrick Flynn joined the Board on 1 June 2018.

Key to table:
Group N&G	Group Nominations and Governance Committee	TIC	Technology and Innovation Committee
GAC	Group Audit Committee	SID	Senior Independent Director
Group RemCo	Group Performance and Remuneration Committee	GRG BOC	Board Oversight Committee for the GRG business areas
Group BRC	Board Risk Committee	UBI DAC BOC	Board Oversight Committee for the Ulster Bank Ireland business
Group SBC	Sustainable Banking Committee

Annual Report on Remuneration

Implementation of remuneration policy in 2019

Details of remuneration to be awarded in 2019 to executive directors are set out below. The salary, benefits, pension and fixed share allowance for the Chief Executive are unchanged from 2018 and arrangements for the Chief Financial Officer are in line with those announced on appointment. The LTI pre-grant assessment has been completed and the Committee recommended to the Board who approved that an LTI award of £1,650,000 would be granted to the Chief Executive in March 2019. Details of the pre-grant assessment are set out on page 83.

Executive directors’ remuneration to be awarded in 2019

	Salary	Standard benefits	Pension (% of salary)	Fixed share allowance 100% of salary (1)	LTI award following pre-grant assessment over 2018
Ross McEwan	£1,000,000	£26,250 (2)	£350,000 (35%)	£1,000,000	£1,650,000
Katie Murray	£750,000	£26,250	£75,000 (10%)	£750,000	— (3)

Notes:

(1)     Fixed share allowance payable broadly in arrears, currently in two instalments per year, with shares released in equal tranches over a three year period.

(2)     Amount shown relates to standard benefit funding. Executive directors are also entitled to travel assistance and security arrangements and the Chief Executive receives a flight allowance and assistance with tax returns as part of his relocation arrangements. The value of benefits received will be disclosed each year.

(3)     The first LTI award will be made to Katie Murray in her capacity as an executive director in 2020, following a pre-grant assessment of performance over 2019. For performance year 2018, a period prior to appointment to the Board, variable pay will continue to be awarded in line with arrangements in place at that time.

Chairman and non-executive directors’ annual fees for 2019

Fees for RBSG Board (1)	Rates from 1 January 2019
Chairman (composite fee)		£750,000
Non-executive director basic fee		£80,000
Senior Independent Director		£30,000

Fees for RBSG Board Committees (1)	Member	Chairman
Group Board Risk Committee	£34,000	£68,000
Group Audit Committee	£34,000	£68,000
Group Performance and Remuneration Committee	£30,000	£60,000
Group Sustainable Banking Committee	£30,000	£60,000
Technology and Innovation Committee	£30,000	£60,000
GRG Board Oversight Committee	£15,000	£30,000
Group Nominations and Governance Committee	£15,000	—

Other fees for RBSG Board directors
Chairman of NatWest Markets Plc (composite fee to cover all boards and committees)		£260,000
Chairman of the Colleague Advisory Panel		£15,000

Note:

(1)     No additional fees are payable where the director is also a member of the boards and respective board committees of NatWest Holdings Limited, The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited. Where appropriate, directors receive additional fees in respect of membership of other subsidiary company boards and committees including NatWest Markets Plc. The value of fees received will be disclosed in this report each year.

Other external directorships

Agreement from the Board must be sought before directors accept any additional roles outside of RBS. Procedures are in place to make sure that regulatory limits on the number of directorships held are complied with. The Board would also consider whether it was appropriate for executive directors to retain any remuneration receivable in respect of any external directorships, taking into account the nature of the appointment. Neither of the executive directors hold a non-executive director role at any other company at this time. Details of the directorships held by other directors can be found in the biographies section of the corporate governance report.

Directors’ interests in RBS shares and shareholding requirements (audited)

The shareholding requirement is to hold shares to the value of 400% of salary for the Chief Executive and 250% of salary for the Chief Financial Officer. Unvested shares from LTI awards count on a net of tax basis towards meeting the shareholding requirement once the pre-vest performance assessment has taken place, at the end of the three year period. Once the respective retention periods have passed, directors can only sell up to 25% of the shares received until the requirement is met. There are no shareholding requirements for non-executive directors.

Annual Report on Remuneration

Shareholding requirements (audited)

Ross McEwan	Ewen Stevenson (as at 30 September 2018)

Notes:

(1)               Ross McEwan holds 142,925 shares from his 2015 and 2016 fixed share allowances that are included in the shares held below but these have been excluded from the shareholding requirements calculation as he will transfer these shares to charity at the end of the retention period.

(2)               Value is based on the share price of £2.17 as at 31 December 2018 for Ross McEwan and £2.50 as at 30 September 2018 for Ewen Stevenson, the date he stepped down from the Board. In both cases the shareholding requirement was exceeded. During the year the share price ranged from £2.03 to £3.02.

Share interests held by directors (audited)

	Ross McEwan	Ewen Stevenson	Howard Davies	Frank Dangeard	Alison Davis	Patrick Flynn	Morten Friis (4)	Robert Gillespie	Penny Hughes	Yasmin Jetha	Brendan Nelson	Baroness Noakes	Mike Rogers	Mark Seligman	Lena Wilson
Shares held (1)	2,302,031	1,182,272	80,000	5,000	20,000	—	20,000	25,000	562	20,000	12,001	41,000	20,000	20,000	6,000
% of issued share capital	0.0191	0.0098	0.0007	—	0.0002	—	0.0002	0.0002	—	0.0002	0.0001	0.0003	0.0002	0.0002	—
LTI awards subject to service (2)	371,098	513,890	—	—	—	—	—	—	—	—	—	—	—	—	—
LTI awards subject to performance (3)	2,968,335	2,448,749	—	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

(1)            Shares owned beneficially as at 31 December 2018 or date of stepping down from the Board if earlier. The interests shown above include shares held by persons closely associated with the directors. As at 14 February 2019, there were no changes to the shares held shown above. Katie Murray joined the Board on 1 January 2019 and held 34,282 shares as at 14 February 2019.

(2)            Performance assessment has taken place but awards are still subject to deferral periods and employment conditions before vesting. These awards count on a net of tax basis towards meeting the shareholding requirement. In Ewen Stevenson’s case, the award was forfeited on his final date of employment.

(3)            Still subject to performance assessment. All LTI awards held by Ewen Stevenson were forfeited on 30 November 2018, his final date of employment.

(4)            Interest is 10,000 American Depositary Receipts representing 20,000 ordinary shares.

Breakdown of all shares and share interests held by the Chief Executive as at 31 December 2018

Shares owned outright		Shares subject to conditions			Total
shares purchased voluntarily by the Chief Executive	shares from vested LTI awards and fixed share allowances released from retention periods	shares from fixed share allowances still subject to retention periods	unvested LTI award from 2015 - performance assessment has taken place but subject to further deferral and employment conditions prior to vesting	unvested LTI awards from 2016 to 2018 – subject to performance assessment, deferral and employment conditions	the vesting dates for LTI awards are shown in the table below.
299,458	1,442,951	559,622	371,098	2,968,335	5,641,464

Directors’ interests under the company’s share plans (audited)

Long-term incentive awards

	Year of award	Awards held at 1 January 2018	Awards granted	Award price £	Awards lapsed for performance assessment	Awards forfeited	Awards held at 31 December 2018		Expected vesting dates
Ross McEwan
	2015	417,486		3.74	46,388		371,098	(1)	06.03.19 – 06.03.20
	2016	1,187,207		2.26			1,187,207	(2)	08.03.20 – 08.03.21
	2017	1,188,800		2.41			1,188,800		07.03.21 – 07.03.24
	2018		592,328	2.66			592,328		07.03.21 – 07.03.25
		2,793,493	592,328		46,388		3,339,433
Ewen Stevenson (3)
	2015	578,128		3.74	64,238	513,890	—
	2016	952,424		2.26		952,424	—
	2017	954,768		2.41		954,768	—
	2018		541,557	2.66		541,557	—
		2,485,320	541,557		64,238	2,962,639	—

Notes:

(1)    The performance period ended on 31 December 2017 resulting in the lapse of 46,388 shares due to the performance conditions not being met in full. The remaining 371,098 shares will vest in two equal amounts in 2019 and 2020, subject to continued employment conditions.

(2)    The performance period ended on 31 December 2018 as set out earlier in this report. Following the assessment in January 2019, it was agreed that 487,285 shares would vest in 2020 and 2021, subject to continued employment conditions. The remaining shares will be lapsed and reflected in the 2019 report.

(3)    Ewen Stevenson ceased to be an employee on 30 November 2018, at which point all outstanding awards were forfeited.

Annual Report on Remuneration

Total Shareholder Return (TSR) performance

The graph below shows the performance of RBS over the past ten years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE UK banks for the same period has been added for comparison. Source: Datastream

Chief Executive pay over the same period

	2009	2010	2011	2012	2013 (1)	2014	2015	2016	2017	2018
Total remuneration (£000s) (1)	1,647	3,687	1,646	1,646	1,235 (SH) 393 (RM)	1,878	3,492	3,702	3,487	3,578
Annual bonus against max. opportunity	0%	85%	0%	0%	0%	n/a	n/a	n/a	n/a	n/a
LTI vesting rates against max. opportunity (2)	0%	0%	0%	0%	0%	73%	62%	56%	89%	41%

Notes:

(1)     2013 remuneration includes Stephen Hester (SH) as Chief Executive for the period to 30 September and Ross McEwan (RM) for October to December 2013.

(2)     The maximum opportunity is set according to the approved policy and, for LTI awards granted in 2015 and onwards, the regulatory cap.

Relative importance of spend on pay

The table below shows a comparison of remuneration expenditure against other distributions and charges. These items have been included as they reflect the key stakeholders for RBS and the major categories of distributions and charges made by RBS.

	2018 £m	2017 £m	Change
Remuneration paid to all employees (1)	3,628	3,945	(8.0%)
Distributions to holders of ordinary shares (2)	241	—	—
Distributions to holders of preference shares and paid-in equity	470	628	(25.2%)
Taxation and other charges recognised in the income statement:
- Social security, Bank levy and Corporation tax	1,062	1,100	(3.5%)
- Irrecoverable VAT and other indirect taxes incurred by RBS (3)	616	533	15.6%

Notes:

(1)     Remuneration paid to all employees represents total staff expenses per Note 3 to the Financial Statements, exclusive of social security and other staff costs. As the contents of other staff costs per Note 3 is different to prior years, the 2017 balance has been re-presented for consistency.

(2)     In 2018 RBS paid an interim dividend of 2.0p per ordinary share. In addition, the company announced that the directors have recommended a final dividend of 3.5p per ordinary share, and a further special dividend of 7.5p per ordinary share, which are both subject to shareholders’ approval at the Annual General Meeting on 25 April 2019.

(3)     Input VAT and other indirect taxes not recoverable by RBS due to it being partially exempt.

Annual Report on Remuneration

Change in Chief Executive pay compared with employees

The table below shows the percentage change in remuneration for the Chief Executive between 2017 and 2018 compared with the percentage change in the average remuneration of RBS employees based in the UK. In each case, remuneration is based on salary, benefits and annual bonus. The Chief Executive also receives a fixed share allowance as part of his fixed pay and this remained unchanged over the period.

	Salary	Benefits	Annual Bonus
	2017 to 2018 change	2017 to 2018 change	2017 to 2018 change
Chief Executive (1)	0%	0%	n/a
UK employees (2)	17%	-51%	8%

Notes:

(1)   Executive directors are not eligible for an annual bonus but receive variable pay in LTI awards. Standard benefit funding for executive directors remained unchanged between 2017 and 2018. The benefits for the Chief Executive excludes other benefits such as travel assistance in connection with company business and relocation benefits, the value of which is disclosed each year in the total remuneration table.

(2)   The data represents full year average salary costs of the UK based employee population. This is considered to be the most representative comparator group as it covers the majority of employees and the Chief Executive is based in the UK. The changes in salary and benefits for employees have largely been driven by a simplification and rebalancing of fixed pay arrangements. There was no material change to total remuneration as a result of these changes. The percentage reduction in benefits is not equal to the percentage uplift in salary because the underlying values are different and salary makes up a larger proportion of total remuneration.

CEO to employee pay ratios

We are including the table below ahead of new reporting requirements formally applying next year. The ratios compare the total remuneration of the Chief Executive, as set out in this report, against the remuneration of the median UK employee as well as employees at the lower and upper quartiles. The disclosure will build up over time to cover a rolling 10-year period.

A significant proportion of the Chief Executive’s pay is delivered in LTI awards, where awards are linked to the company’s performance and share price movements over the longer-term. Therefore, the ratios will depend significantly on LTI outcomes and may fluctuate from one year to the next. None of the three employees identified at the 25th, 50th and 75th percentiles this year received LTI awards. The table also includes ratios covering salary only so that a further comparison is possible as well as the remuneration values for the identified employees. The steps that RBS takes to ensure employees are paid fairly are set out earlier in this report.

	Pay ratios				Remuneration values
Financial Year	Methodology	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)	Calculation	Chief Executive	Y25 (Lower Quartile)	Y50 (Median)	Y75 (Upper Quartile)
2018	A (see notes)	143:1	97:1	56:1	total remuneration	£3,577,649	£24,946	£36,727	£63,825
	salary only	44:1	30:1	19:1	salary only	£1,000,000	£22,526	£33,146	£51,302

Notes:

(1)   The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartile) were determined as at 31 December 2018 based on full-time equivalent remuneration for all UK employees other than for variable pay where the actual amount to be paid has been used.

(2)   ‘Option A’ methodology was selected as this is considered the most statistically accurate method under the reporting regulations. UK employees receive a pension funding allowance set as a percentage of salary. Some employees, but not the Chief Executive, continue to participate in the defined benefit pension scheme, under which it would be possible to recognise a higher value. For simplicity and consistency with our regulatory disclosures, the pension funding allowance value has been included in the calculation for all employees.

(3)   The data for the three individuals identified has been considered and fairly reflects pay at the relevant quartiles amongst the UK employee population. Each of the three individuals was a full-time employee during the year and none received an exceptional award which would otherwise inflate their pay figures.

Summary of remuneration levels for employees in 2018

49,875 employees earned total remuneration up to £50,000
11,508 employees earned total remuneration between £50,000 and £100,000
4,924 employees earned total remuneration between £100,000 and £250,000
932 employees earned total remuneration over £250,000

Remuneration of the eight highest paid senior executives below Board (1)

	Executive 1	Executive 2	Executive 3	Executive 4	Executive 5	Executive 6	Executive 7	Executive 8
	£000	£000	£000	£000	£000	£000	£000	£000
Salary	800	800	141	792	650	600	450	444
Fixed allowance (cash)	475	400	71	396	325	300	113	111
Fixed allowance (shares)	475	400	71	396	325	300	113	111
Annual bonus	—	—	—	—	—	—	—	—
LTI awards (2)	714	714	—	460	460	410	246	47
Buyout award (3)	—	—	1,962	—	—	—	—	—
Total remuneration	2,464	2,314	2,245	2,044	1,760	1,610	922	713

Notes:

(1)     Remuneration for 2018 for eight members of the Chief Executive’s executive management team.

(2)     The value of the LTI awards reflects awards that were granted in 2016 and performance-assessed at the end of 2018. An estimated value is shown above based on the average share price between October and December 2018, consistent with the method used for executive directors in this report.

(3)     The buyout includes awards granted in replacement of awards forfeited on leaving a previous employer and also an award in respect of lost variable pay opportunity for 2018.

Annual Report on Remuneration

Consideration of matters relating to directors’ remuneration

Membership of the Group Performance and Remuneration Committee

All members of the Group Performance and Remuneration Committee (the Committee) are independent non-executive directors. Robert Gillespie served as Chairman of the Committee and Alison Davis, Mike Rogers and Mark Seligman were members of the Committee throughout 2018. Frank Dangeard joined the Committee with effect from 1 June 2018.

The Committee held seven scheduled meetings in 2018 and a further four ad hoc meetings. Details of attendance can be found in the ‘Our Board’ section of the governance report.

The role and responsibilities of the Committee

The Committee is responsible for:

•          approving the remuneration policy for all employees and reviewing the effectiveness of its implementation;

•          reviewing performance and making recommendations to the Board on arrangements for executive directors;

•          approving performance and remuneration arrangements for a defined ‘in scope’ population capturing members and attendees of the Group Executive Committee, and the direct reports of the Chief Executive including heads of key legal entities, control function heads and the company secretary. The Committee also approves arrangements where employees earn total compensation which exceeds an amount determined by the Committee, currently £1 million; and

•          setting the remuneration framework and principles for employees identified as Material Risk Takers falling within the scope of UK regulatory requirements.

In mitigating potential conflicts of interest, directors are not involved in decisions regarding their own remuneration and remuneration advisers are appointed by the Committee rather than management.

The terms of reference of the Committee are reviewed annually and available on rbs.com.

Summary of the principal activity of the Committee in 2018

The tasks that the Committee undertook during the year included reviewing and, where appropriate, approving:

First half of 2018

•          2017 performance reviews and remuneration arrangements for the Committee’s ‘in scope’ population.

•          2018 performance objectives for the ‘in scope’ population.

•          Variable pay allocations and the 2017 Directors’ Remuneration Report.

•          Vesting levels for LTI awards granted in 2015 and the interim assessment of 2016/17 LTI awards.

•          Remuneration governance arrangements for ring-fencing.

•          Regulatory updates and submissions.

•          Fixed and variable pay spend across all RBS employees, including analysis by employee level, geography and diversity.

•          The Group-wide remuneration policy principles.

•          Service provided by external advisers.

•          The bonus pool methodology.

Second half of 2018

•          Half-year and year-end performance reviews for the ‘in scope’ population.

•          The implications of the UK Corporate Governance Code changes and new pay ratio disclosures.

•          Year end planning and external stakeholder engagement plan.

•          Management’s assurance of the implementation of the Group-wide remuneration policy.

•          Fixed pay proposals across RBS for the annual cycle.

•          The 2018 employee Sharesave offer.

•          The draft Directors’ Remuneration Report for 2018.

•          2018 variable pay proposals.

Performance evaluation

The Committee has considered the findings of the annual review of the effectiveness of the Committee. This year the evaluation process was conducted externally by Independent Board Evaluation.

The Committee was felt to be fulfilling its remit in an effective way and is trusted by the Group Board to handle this potentially sensitive issue well. The Committee was encouraged to take a broad view of its agenda and to communicate as freely as possible with the Board so that remuneration decisions are seen to be taken in a strategic context. Actions were agreed as part of the evaluation and progress will be tracked and reported to the Committee during 2019.

Advisers to the Committee

PricewaterhouseCoopers LLP (PwC) was first appointed as remuneration adviser by the Committee in 2010, following a review of potential advisers and the services provided. An annual review of the quality of advice and the associated level of fees was undertaken during 2018, following which the Committee agreed to retain the services of PwC. The Committee will continue to review the performance of its advisers each year. PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK.

As well as receiving advice from PwC, the Committee took account at meetings of the views of the Chairman; the Chief Executive; the Chief Financial Officer; the Chief HR Officer; the Director of Reward, Pension & Benefits; the Company Secretary; and the Chief Risk Officer. The Committee also received input from the Board Risk Committee, the Group Audit Committee and the Sustainable Banking Committee.

PwC also provides professional services in the ordinary course of business including assurance, advisory, tax and legal advice to RBS subsidiaries. There are processes in place to ensure the advice received by the Committee is independent of any support provided to management.

In relation to the fees paid to PwC for advising the Committee, a fixed fee structure has operated since October 2017 to cover standard services with any exceptional items charged on a time/cost basis. The fees for 2018 in relation to directors’ remuneration amounted to £128,625 excluding VAT (2017 - £170,476).

Statement of shareholder voting

The tables below set out the voting by shareholders on the resolutions to approve the Directors’ Remuneration Policy at the 2017 AGM and the Annual Report on Remuneration at the 2018 AGM.

Directors’ Remuneration Policy – 2017

Vote	No of shares	Percentage
For	42,143,861,332	96.33%
Against	1,603,968,780	3.67%
Withheld	40,411,396	—

Annual Report on Remuneration – 2018

Vote	No of shares	Percentage
For	44,384,841,256	99.18%
Against	366,523,976	0.82%
Withheld	38,493,640	—

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

Robert Gillespie

Chairman of the Group Performance and Remuneration Committee

14 February 2019

Other Remuneration Disclosures

This section contains a number of disclosures which are required in accordance with Article 450 of the Capital Requirements Regulation. This section should be read in conjunction with the Directors’ Remuneration Report starting on page 74.

Remuneration policy for all employees

The remuneration policy supports the business strategy and is designed to promote the long-term success of RBS. It aims to reward employees for delivering good performance provided this is achieved in a manner consistent with RBS values and within acceptable risk parameters. The remuneration policy applies the same principles to all employees, including Material Risk Takers (MRTs), with some minor adjustments to the policy where necessary to comply with local regulatory requirements. The key elements of the policy are set out below.

Base salary

The purpose is to provide a competitive level of fixed cash remuneration.

Operation

Base salaries are reviewed annually and should reflect the talents, skills and competencies that the individual brings to the business.

Role-based allowance

The purpose is to provide fixed pay that reflects the skills and experience required for the role.

Operation

Role-based allowances are fixed allowances which form an element of the employee’s overall fixed remuneration for regulatory purposes and are based on the role the individual performs.

They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are subject to an appropriate retention period, not less than six months.

Benefits and pension

The purpose is to provide a range of flexible and competitive benefits.

Operation

In most jurisdictions, employee benefits or a cash equivalent are provided from a flexible benefits account.

Pension funding forms part of fixed remuneration and RBS does not as a rule award discretionary pension benefits.

Annual bonus

The purpose is to support a culture where employees recognise the importance of serving customers well and are rewarded for superior performance.

Operation

The annual bonus pool is based on a balanced scorecard of measures including Customer, People, Financial & Business Delivery, and Risk & Control measures. Allocation from the pool depends on performance of the franchise or function and the individual.

Individual performance assessment is supported by a structured performance management framework. This is designed to assess performance against longer term business requirements across a range of financial and non-financial metrics as well as an evaluation of adherence to internal controls and risk management. A balanced scorecard is used to align with the business strategy. Each individual will have defined measures of success appropriate to their role.

Risk and conduct performance is also taken into account. Control functions are assessed independently of the business units that they oversee, with the objectives and remuneration being set according to the priorities of the control area, not the targets of the businesses they support. The Group Chief Risk Officer and the Chief Audit Executive have the authority to escalate matters to Board level if management do not respond appropriately.

Independent control functions exist for key legal entities outside the ring-fence (NatWest Markets Plc and RBS International), with dual solid reporting lines into both the legal entity Chief Executive Officer and the Group Control Function Head.

For awards made in respect of the 2018 performance year, immediate cash awards continue to be limited to a maximum of £2,000. In line with regulatory requirements, a significant proportion of annual bonus awards for our more senior employees is deferred and includes partial delivery in shares.

The deferral period varies from three years for standard MRTs, rising to five years for individuals identified as Risk Manager MRTs and seven years for Senior Managers under the UK’s Senior Managers Regime. All awards are subject to malus and clawback provisions. For MRTs, a minimum of 50% of any annual bonus is delivered in shares and a twelve month retention period will apply post vesting in line with regulatory requirements

Long-term incentive awards

The purpose is to: support a culture where good performance against a full range of measures will be rewarded; encourage the creation of value over the long-term; and align rewards with the returns to shareholders.

Operation

RBS provides certain employees in senior roles with long-term incentive awards. For awards made in respect of the 2018 performance year, the population receiving long-term incentive awards will be limited to executive directors and certain members of the Group’s senior executive committees.

Awards will be subject to pre-grant and pre-vest performance assessments that consider progress against Customer, People, Financial & Business Delivery, and Risk & Control measures, aligned with RBS’s strategic aims. Vesting will take place over a three to seven year period following grant.

The number of shares that vest under the award may vary between 0% -100% depending on the performance achieved. Awards are subject to malus and clawback provisions and a twelve month retention period applies post vesting.

Shareholding requirements

The requirements promote long-term alignment between senior executives and shareholders.

Operation

Executive directors and certain senior executives are required to build up and hold a shareholding equivalent to a percentage of salary. There is a restriction on the number of shares that individuals can sell until the requirement is met.

Other share plans

The purpose is to offer employees in certain jurisdictions the opportunity to acquire shares.

Operation

Employees in certain countries are eligible to contribute to share plans which are not subject to performance conditions.

Other Remuneration Disclosures

Criteria for identifying MRTs

The European Banking Authority has issued criteria for identifying MRT roles, those staff whose activities have a material influence over RBS’s performance or risk profile. The criteria are both qualitative (based on the nature of the role) and quantitative (for example those who exceed the stipulated total remuneration threshold).

The qualitative criteria can be summarised as: staff within the management body; senior management; other staff with key functional or managerial responsibilities; and staff who individually, or as part of a Committee, have authority to approve new business products or to commit to credit risk exposures and market risk transactions above certain levels. The quantitative criteria are: individuals earning €500,000 or more in the previous year; individuals in the top 0.3% of earners in the previous year; and individuals who earned more than the lowest paid identified staff per certain qualitative criteria. In addition to the qualitative and quantitative criteria, RBS has applied its own minimum standards to identify roles that are considered to have a material influence over its risk profile.

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

Risk in our remuneration process

RBS’s approach to remuneration and related policies promotes effective risk management through a clear distinction between fixed remuneration, which reflects the role undertaken by an individual, and variable remuneration, which is directly linked and reflective of performance and can be risk-adjusted. Fixed pay is set at an appropriate level to avoid incentives that are adverse to sound risk management, and at a level which would allow RBS to pay zero variable pay.

Focus on risk is achieved through clear risk input into objectives, performance reviews, the determination of variable pay pools, and incentive plan design as well as the application of malus and clawback. The Committee is supported by the Group Board Risk Committee (BRC) and the RBS Risk function.

A robust process is used to assess risk performance. A range of measures are considered, specifically capital, liquidity and funding risk, credit risk, market risk, pension risk, compliance & conduct risk, financial crime, operational risk, business risk and reputational risk. Consideration is also given to overall risk culture. RBS’s remuneration arrangements are in accordance with regulatory requirements and the steps we take to ensure appropriate and thorough risk adjustment are also fully disclosed and discussed with the PRA and the FCA.

Variable pay determination

For the 2018 performance year, RBS operated a robust multi-step process, which is control function led, to assess performance and the appropriate bonus pool by franchise and function. At multiple points throughout the process, reference is made to Group-wide business performance (from both affordability and appropriateness perspectives) and the need to distinguish between go-forward and resolution activities.

The process considers a balanced scorecard of performance assessments at the level of each franchise or function, across financial, customer and people measures. Risk and conduct assessments at the same level are then undertaken to ensure that performance achieved without appropriate consideration of risk, risk culture and conduct controls, is not inappropriately rewarded.

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

The assessment process for LTI awards to executive directors and other recipients is founded on the balanced scorecard approach used for the multi-step bonus pool process, reflecting a consistent risk management performance assessment.

Remuneration and culture

RBS continues to assess conduct and its impact on remuneration as part of the annual Group-wide bonus pool process and also via the accountability review framework. RBS has continued to simplify its approach to reward and removed incentives for employees where this could drive unintended behaviours. The Committee will continue to review workforce remuneration and the alignment of incentives and reward with culture.

The governance of culture is clearly laid out with Senior Management Function roles having clearly defined accountabilities. The Board and Sustainable Banking Committee also play key roles in building our cultural priorities. Clear measurement frameworks are in place to measure progress.

Accountability review process and malus/clawback

The accountability review process was introduced in 2012 to identify any material risk management, control and general policy breach failures, and to ensure accountability for those events. This allows RBS to respond in instances where new information would change the variable pay decisions made in previous years and/or the decisions to be made in the current year.

Under the accountability review process RBS can apply:

•          Malus - to reduce (to zero if appropriate) the amount of any unvested variable pay awards prior to payment;

•          Clawback - to recover awards that have already vested; and

•          In-year bonus reductions - to adjust variable pay that would have otherwise been awarded for the current year.

Any variable pay awarded to MRTs from 1 January 2015 onwards is subject to clawback for seven years from the date of grant. For awards made in respect of the 2016 performance year onwards, this period has been extended to ten years for executive directors and other Senior Managers under the Senior Managers Regime where there are outstanding internal or regulatory investigations at the end of the normal seven year clawback period.

Circumstances in which RBS may apply malus, clawback or in-year bonus reduction include:

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

•          RBS or the individual’s relevant business unit suffering a material failure of risk management; and

•          for malus and in-year bonus reduction only, circumstances where there has been a material downturn in financial performance.

The above list of circumstances is not exhaustive and RBS may consider any further circumstances that it feels appropriate.

During 2018 a number of issues and events were considered under the accountability review framework. The outcomes covered a range of actions including: reduction and forfeiture of unvested awards through malus; dismissal with forfeiture of unvested awards; and suspension of awards pending further investigation.

Other Remuneration Disclosures

Remuneration of MRTs

The quantitative disclosures below are made in accordance with Article 450 of the EU Capital Requirements Regulation in relation to 588 employees who have been identified as MRTs.

1. Number of MRTs by business area

Number of beneficiaries	Senior mgmt	Other MRTs	Total
Executive Directors	2	—	2
Non-Executive Directors	—	13	13
PBB	1	55	56
CPB	1	75	76
RBSI	1	23	24
NatWest Markets	1	228	229
Corporate Functions	7	136	143
Control Functions	0	15	15
Other Business Areas	1	29	30
Total	14	574	588

2. Aggregate remuneration expenditure

Aggregate remuneration expenditure in respect of 2018 performance was as follows:

Aggregate remuneration	Senior mgmt	Other MRTs	Total
Number of beneficiaries	14	574	588

	£m	£m	£m
Executive Directors	5.77	—	5.77
Non-Executive Directors	—	2.95	2.95
PBB	2.54	18.82	21.36
CPB	3.39	33.24	36.63
RBSI	1.22	5.08	6.30
NatWest Markets	3.56	152.36	155.92
Corporate Functions	12.01	48.18	60.19
Control Functions	—	4.81	4.81
Other Business Areas	2.65	14.66	17.31
Total	31.14	280.10	311.24

3. Amounts and form of fixed and variable remuneration

Fixed remuneration consisted of salaries, allowances, pension and benefit funding.

Fixed remuneration	Senior mgmt	Other MRTs	Total
Number of beneficiaries	14	574	588

	£m	£m	£m
Executive Directors	4.12	—	4.12
Non-Executive Directors	—	2.95	2.95
PBB	1.44	13.27	14.71
CPB	1.89	20.52	22.41
RBSI	0.66	3.63	4.29
NatWest Markets	2.06	96.29	98.35
Corporate Functions	6.94	32.35	39.29
Control Functions	—	3.26	3.26
Other Business Areas	1.55	10.13	11.68
Total	18.66	182.40	201.06

Variable remuneration awarded for 2018 performance

Variable remuneration consisted of a combination of annual bonus and long-term incentive awards, deferred over a three to seven year period in accordance with regulatory requirements. Under the RBS bonus deferral structure, immediate cash awards are limited to £2,000 per employee.

Long-term incentive awards vest subject to the extent to which performance conditions are met and can result in zero payment.

Annual bonus	Senior mgmt	Other MRTs	Total
Number of beneficiaries	3	469	472

	£m	£m	£m
Executive Directors	—	—	—
Non-Executive Directors	—	—	—

PBB
Cash remuneration	—	0.09	0.09
Deferred bonds	—	1.90	1.90
Deferred shares	—	3.56	3.56
		5.55	5.55
CPB
Cash remuneration	—	0.11	0.11
Deferred bonds	—	2.78	2.78
Deferred shares	—	9.83	9.83
		12.72	12.72
RBSI
Cash remuneration	—	0.05	0.05
Deferred bonds	0.06	0.79	0.85
Deferred shares	0.50	0.62	1.12
	0.56	1.46	2.02
NatWest Markets
Cash remuneration	—	0.39	0.39
Deferred bonds	—	9.65	9.65
Deferred shares	—	46.03	46.03
		56.07	56.07
Corporate Functions
Cash remuneration	—	0.24	0.24
Deferred bonds	0.06	5.36	5.42
Deferred shares	1.44	10.23	11.67
	1.50	15.83	17.33
Control Functions
Cash remuneration	—	0.02	0.02
Deferred bonds	—	0.45	0.45
Deferred shares	—	1.08	1.08
		1.55	1.55
Other Business Areas
Cash remuneration	—	0.05	0.05
Deferred bonds	—	1.18	1.18
Deferred shares	—	3.30	3.30
		4.53	4.53

Total	2.06	97.71	99.77

Long-term incentives	Senior mgmt	Other MRTs	Total
Number of beneficiaries	9	—	9

	£m	£m	£m
Executive Directors	1.65	—	1.65
Non-Executive Directors	—	—	—
PBB	1.10	—	1.10
CPB	1.50	—	1.50
RBSI	—	—	—
NatWest Markets	1.50	—	1.50
Corporate Functions	3.58	—	3.58
Control Functions	—	—	—
Other Business Areas	1.10	—	1.10
Total	10.43	—	10.43

4. Outstanding deferred remuneration through 2018

The table below includes deferred remuneration awarded or paid out in 2018 in respect of prior performance years. Deferred remuneration reduced during the year relates to long-term incentives lapsed when performance conditions are not met, long-term incentives and deferred awards forfeited on leaving and malus adjustments of prior year deferred awards and long-term incentives.

Category of deferred remuneration	Senior mgmt £m	Other MRTs £m	Total £m
Unvested from prior year	44.59	137.10	181.69
Awarded during year	11.73	108.16	119.89
Paid out	1.76	81.99	83.75
Reduced from prior years	14.39	14.77	29.16
Unvested at year end	40.17	148.51	188.68

5. Guaranteed Awards (including ‘Sign-on’ awards) and Severance Payments

RBS does not offer ‘Sign-on awards’. Guaranteed awards may only be granted to new hires in exceptional circumstances in compensation for awards foregone in their previous company and are limited to the first year of service. Three new hire guarantees were made in respect of the 2018 performance year.

Severance payments and / or arrangements can be made to employees who leave RBS in certain situations, including redundancy. Such payments are calculated by a pre-determined formula set out within the relevant social plans, policies, agreements or local laws. Where local laws permit, there is a cap on the maximum amount that can be awarded.

No severance payments were made during the year in excess of contractual payments, local policies, standards or statutory amounts, other than payments to three individuals of £215,869, £81,923 and €502,877 each made in commercial settlement of potential legal proceedings related to the termination of employment.

Where required, remuneration is constrained within the limit of variable to fixed remuneration in accordance with EBA rules.

Definitions

PBB              Personal & Business Banking

CPB              Commercial & Private Banking

RBSI             RBS International

Other Remuneration Disclosures

6. Ratio between fixed and variable remuneration

The variable component of total remuneration for MRTs at RBS shall not exceed 100% of the fixed component. The average ratio between fixed and variable remuneration for 2018 is approximately 1 to 0.62. The majority of MRTs are based in the UK.

Ratio of fixed to variable	Senior mgmt	Other MRTs	Total
Number of beneficiaries	12	469	481

	ratio	ratio	ratio
Executive Directors	1:0.69	—	1:0.69
Non-Executive Directors	—	1:0	1:0
PBB	1:0.77	1:0.47	1:0.50
CPB	1:0.80	1:0.69	1:0.70
RBSI	1:0.85	1:0.42	1:0.49
NatWest Markets	1:0.73	1:0.65	1:0.65
Corporate Functions	1:0.89	1:0.53	1:0.58
Control Functions	1:0	1:0.52	1:0.52
Other Business Areas	1:0.71	1:0.52	1:0.65
Consolidated	1:0.80	1:0.60	1:0.62

7. Discount Rate

Under CRD IV regulations, a notional discount is available which allows variable pay to be awarded at a level that would otherwise exceed the 1:1 ratio, provided that at least 25% of variable pay is delivered ‘in instruments’ (shares) and deferred over five years or more. The discount rate was not used for remuneration awarded in respect of the 2018 performance year.

Total remuneration by band for all employees earning >€1 million

€ million	Number of employees 2018
€1.0 - €1.5	45
€1.5 - €2.0	23
€2.0 - €2.5	5
€2.5 - €3.0	2
€3.0 - €3.5	1
€3.5 - €4.0	0
€4.0 - €4.5	1
€4.5 - €5.0	1
Total	78

Notes:

(1)     Total remuneration in the table above includes fixed pay, pension and benefit funding and variable pay.

(2)     Executive directors are included. The table is based on an exchange rate where applicable of €1.13 to £1 as at 31 December 2018.

Employees who earned total remuneration of over €1 million in 2018 represent just 0.1% of our employees. This number reduces to 67 employees if we exclude pension and benefit funding. These employees include those who manage major businesses and functions with responsibility for significant assets, earnings or areas of strategic activity and can be grouped as follows:

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

Throughout the year ended 31 December 2018, RBS has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated April 2016 (the “Code”) except in relation to provision (D.2.2) that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. RBS considers that this is a matter which should rightly be reserved for the Board and this is an approach RBS has adopted for a number of years. Remuneration for the executive directors is first considered by the Group Performance and Remuneration Committee which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group Performance and Remuneration Committee, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. We do not anticipate any changes to our approach on this aspect of the Code. Information on how RBS has applied the main principles of the Code can be found in the Corporate governance report on pages 50 to 105. A copy of the Code can be found at www.frc.org.uk.

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

Management assessed the effectiveness of RBS’s internal control over financial reporting as of 31 December 2018 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework’.

Based on its assessment, management believes that, as of 31 December 2018, RBS’s internal control over financial reporting is effective.

The effectiveness of RBS’s internal control over financial reporting as of 31 December 2018 has been audited by Ernst & Young LLP, RBS’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of the Royal Bank of Scotland Group plc expresses an unqualified opinion on RBS’s internal control over financial reporting as of the 31 December 2018.

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

The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. In April 2018 RBS submitted its required annual written affirmation to the NYSE, and in June 2018 it submitted an interim written affirmation, both confirming RBS’s full compliance with those and other applicable provisions. More detailed information about the Group Audit Committee and its work during 2018 is set out in the Group Audit Committee report on pages 67 to 69.

RBS has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures: (i) NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. RBS follows the Code’s requirements in determining the independence of its directors and currently has 9 independent non-executive directors, one of whom is the senior independent director. (ii) The NYSE Standards require non-management directors to hold regular sessions without management present and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non-executive directors without the executives present and non-executive directors are to meet without

Compliance report

the Chairman present at least once a year to appraise the Chairman’s performance and RBS complies with the requirements of the Code. (iii) The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors.

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

Throughout the year ended 31 December 2018, RBS has complied with all of the provisions of the Code (subject to the exception described above) and the Code does not require RBS to disclose the full range of corporate governance guidelines with which it complies. (vi) The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. RBS has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including , among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on RBS’s website at rbs.com.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2018.

Other information incorporated into this report by reference can be found at:

Page/Note
Strategic Report	4
Sustainability	15
Climate change	34
Business review	36
RBS Group ring-fencing	36
Board of directors and secretary	59
Corporate governance	61
Segmental analysis	Note 4
Share Capital and other equity	Note 22
Post balance sheet events	Note 35
Risk factors	265

Group structure

During 2018 in preparation for ring-fencing a number of changes were made to the Group structure. Following these changes the company owns three main subsidiaries, NatWest Holdings Limited (the parent of the ring-fenced group which includes, National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Ireland DAC), NatWest Markets Plc (the investment bank) and The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited).

Further details of the principal subsidiary undertakings are shown in Note 6.

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the company. HMT sold a further 925 million of its holding of the company’s ordinary shares in June 2018.

At 31 December 2018, HMT’s holding in the company’s ordinary shares was 62.3%.

NatWest Markets N.V. (formerly Royal Bank of Scotland N.V. renamed in 2018)

NatWest Markets N.V. (NWM N.V.), the RBS Group’s banking entity in the Netherlands, continues to implement its plan to be operationally ready to serve our European Economic Area customers when the UK leaves the European Union on 29 March 2019, in the event that there is a loss of access to the EU Single Market. NWM N.V. is expected to become a subsidiary of NatWest Markets Plc, subject to regulatory approvals.

Activities

RBS is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of RBS, including the products and services provided by each of its operating segments and the markets in which they operate are contained in the Business review. Details of the strategy for delivering the company’s objectives can be found in the Strategic Report.

Results and dividends

The profit attributable to the ordinary shareholders of the Group for the year ended 31 December 2018 amounted to £1,622 million compared with a profit of £752 million for the year ended 31 December 2017, as set out in the consolidated income statement on page 180.

In 2018 RBS paid an interim dividend of £241 million, or 2.0p per ordinary share. In addition, the company announced that the directors have recommended a final dividend of 3.5p per ordinary share, and a further special dividend of 7.5p per ordinary share.

The final and special dividends recommended by directors are subject to shareholders’ approval at the Annual General Meeting on 25 April 2019. If approved, payment will be made on 30 April 2019 to shareholders on the register at the close of business on 22 March 2019. The ex-dividend date will be 21 March 2019. No dividend was paid in 2017.

In the context of prior macro-prudential policy discussions, previously RBS partially neutralised the impact on Core Tier 1 capital of coupon and dividend payments in relation to hybrid capital instruments through equity issuances of ordinary shares, this policy was cancelled in 2018. Approximately £300 million was raised each year in 2016 and 2017 through the issue of new ordinary shares, and during 2018 £136 million was raised.

Employees

As at 31 December 2018, RBS employed 67,000 people (full-time equivalent basis, including temporary workers). Details of related costs are included in Note 3 on the consolidated accounts.

Creating a healthy culture

Building a healthy culture that embodies Our Values is a core priority for RBS.

Our Values, which guide the way RBS identifies the right people to serve customers well, and how it manages, engages and rewards colleagues, are at the heart of Our Code (the bank-wide Code of Conduct).

Engaging colleagues

Engaging colleagues is crucial to achieving RBS’s ambition. Every year colleagues are asked to share their thoughts on what it’s like to work for RBS via a colleague opinion survey. The results from the 2018 survey are the most positive ever reported since engagement started to be measured in 2002. All key measures have improved and RBS is now above the global financial norms in all comparable survey categories. The continued strengthening of the culture in RBS was also echoed in this year’s improved Banking Standards Board assessment which provided further proof of progress across a range of measures.

Rewarding employees

RBS’s approach to performance management provides clarity for employees about how their contribution links to RBS’s ambition.

RBS has made further progress on making sure employees are paid fairly for the work they do with simple and transparent pay structures, and in the UK RBS’s rates continue to exceed the Living Wage. More information can be found on page 74 of this document.

Developing colleagues

RBS offers a wide range of additional learning opportunities. In 2018 the NextGen talent development programme was launched for high potential colleagues at managerial level, helping them become the future leaders RBS will need.

RBS also has a range of Female Development Programmes supporting women to reach their full potential, and helping RBS to become fully gender balanced by 2030.

2018 also saw Sales Excellence, the RBS bank-wide sales programme, get underway, teaching the tools and techniques that enable those in sales roles to be the best at ethical, needs-based selling. More information can be found on page 16 of the Strategic Report included herein.

Youth Employment

In 2018, RBS welcomed 516 people across the Graduate and Apprenticeship schemes as well as around 150 Interns into internship programmes.

Health and wellbeing of colleagues

As a strong component of making RBS a great place to work, wellbeing has successfully delivered against three pillars – physical, mental, and social; and in 2018 built momentum on the fourth pillar, financial wellbeing. Further details can be found on page 17 of the Strategic Report included herein.

Report of the directors

Employee consultation

RBS recognises employee representatives such as trade unions and work councils in a number of businesses and countries, and management regularly discuss developments and updates on the progress of its strategic plans with the European Employee Council (EEC). RBS has ongoing engagement and discussion with those bodies, given the scale of change taking place across RBS.

Colleague Voice

In response to changes which have been made to the UK Corporate Governance Code, RBS has established a Colleague Advisory Panel (“the Panel”) which is chaired by Lena Wilson, Non-executive Director. The purpose of the Panel is to promote greater colleague voice in the boardroom and provide an additional way for the Board to engage directly with colleagues. The Panel consists of existing employee representatives (e.g. Unite, Financial Services Union (FSU), EEC, Employee Led Networks, Junior Management/Colleague Focus Groups and colleagues who have volunteered to be involved). Colleagues from locations outside of the UK and Ireland also sit on the Panel to ensure a broad, diverse range of views. In total, there are approximately 20 colleagues (or their representatives) who attend each Panel meeting. The Panel does not duplicate existing methods to inform and consult, in particular with employee representatives, focusing instead on broader strategic issues facing RBS. The design of the Panel has been built around having two-way dialogue with clear outputs from the sessions and follow-up to ensure it is viewed as a valuable addition to existing colleague voice methods. More detail can be found on the Panel on page 15 of the Strategic Report.

Inclusion

Building a more inclusive RBS is essential for customers and colleagues. The ambition to be number one for customer service, trust and advocacy will only be achieved by understanding the needs of all colleagues and customers.

RBS’s inclusion guidelines apply to all colleagues globally and cover being LGBT Innovative, Gender Balanced, Disability Smart, Ethnically Diverse, all leading to Inclusive Culture. Detailed information can be found on page 17 of the Strategic Report included herein.

RBS has been recognised for work on Equality, Diversity and Inclusion in 2018 by retaining a position in the Times Top 50 Employers for Women; being recognised again as a Top 10 Employer for Working Families; being rated as an Exemplary Level Employer by Carer Positive Scotland; being named a Stonewall Global Diversity Champion; being Platinum Ranked by Business in the Community for both Gender and Ethnicity work; and being upgraded to Gold Rated Disability Standard for the

Business Disability Forum. RBS was also proud to be named Employer of the Year by Women in Finance 2018.

Going concern

RBS’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect RBS’s future results are set out on pages 265 to 278. RBS’s regulatory capital resources and significant developments in 2018 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 109 to 122. This section also describes RBS’s funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of RBS and of the company have been prepared on a going concern basis.

UK Finance disclosure code

RBS’s 2018 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by the British Bankers’ Association in 2010 and adopted by UK Finance. The Code sets out five disclosure principles together with supporting guidance. The principles are that RBS and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations

The EDTF, established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). In November 2018, the DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulatory Authority, published its phase 1 report, further articulating EDTF (2015) recommendations. RBS’s 2018 Annual Report on Form 20-F and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations.

Authority to repurchase shares

At the Annual General Meeting in 2018 shareholders authorised the company to make market purchases of up to 1,199,376,674 ordinary shares. The directors have not exercised this authority to date. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2019.

On 6 February 2019 RBS held a General Meeting and shareholders approved a special resolution to give authority for the Company to make off-market purchases of up to 4.99 per cent of the Company’s ordinary share capital in issuance from HM Treasury (or its nominee) at such times as the Directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting available on www.rbs.com. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2019.

Additional information

Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attached to the company’s ordinary shares and preference shares are set out in our Articles of Association, copies of which can be obtained from Companies House in the UK or can be found at rbs.com/about/board-and-governance. Non-cumulative preference share details are set out in Note 22 of the consolidated accounts.

The cumulative preference shares represent less than 0.008% of the total voting rights of the company, the remainder being represented by the ordinary shares.

On a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares, present in person or by proxy and entitled to vote, shall have one vote. On a poll, every holder of ordinary shares or cumulative preference shares present in person or by proxy and entitled to vote, shall have four votes for every share held. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

Report of the directors

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). At the 2018 Annual General Meeting, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the Annual General Meeting in 2021.

Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company’s shares.

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment, are set out in our Articles of Association. It will be proposed at the 2019 Annual General Meeting that the directors’ authorities to allot shares under the Companies Act 2006 (the “Companies Act”) be renewed. The Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company. A number of the company’s employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 sets out a summary of the plans.

Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants’ instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

For shares held in the Company’s other Employee Share Trusts, the voting rights are exercisable by the Trustees. However, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts. The total amount of dividends waived during the year ended 31 December 2018 was £0.2 million.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company’s employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant.

Directors

The names and brief biographical details of the current directors are shown on pages 59 and 60.

Howard Davies, Frank Dangeard, Alison Davis, Morten Friis, Robert Gillespie, Ross McEwan, Brendan Nelson, Baroness Noakes, Mike Rogers, Mark Seligman and Lena Wilson all served throughout the year and to the date of signing of the financial statements.

Patrick Flynn was appointed on 1 June 2018 and Katie Murray was appointed on 1 January 2019.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders.

Directors’ interests

The interests of the directors in the shares of the company at 31 December 2018 are shown on page 87. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2018 to 14 February 2019.

Directors’ indemnities

In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the RBS Executive Committee, individuals authorised by the PRA/FCA, certain directors and/or officers of RBS subsidiaries and all trustees of RBS pension schemes.

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

Shareholdings

The table below shows shareholders that have notified RBS that they hold more than 3% of the total voting rights of the company at 31 December 2018.

Solicitor For The Affairs of Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury	Number of shares (millions)	% of share class held	% of total voting rights held
Ordinary shares	7,509	62.3	62.3

As at 14 February 2019, there were no changes to the shareholdings shown in the table above.

Listing Rule 9.8.4

The information to be disclosed in the Annual Report on Form 20-F under LR 9.8.4, is set out in this Directors’ report with the exception of details of contracts of significance under LR 9.8.4 (10) and (11) given in Additional Information on page 279.

Political donations

At the Annual General Meeting in 2018, shareholders gave authority under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. During 2018, RBS made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that RBS’s longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2019.

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

Auditors

EY LLP are the auditors and have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor

Company Secretary

14 February 2019

The Royal Bank of Scotland Group plc

is registered in Scotland No. SC45551

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 178 and 179.

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

In addition, the directors are of the opinion that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company’s position and performance, business model and strategy.

By order of the Board

Howard Davies	Ross McEwan	Katie Murray
Chairman	Chief Executive	Chief Financial Officer

14 February 2019

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Katie Murray	Frank Dangeard Alison Davis Patrick Flynn Morten Friis Robert Gillespie Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Capital and risk management

Presentation of information

Where indicated in the section headers, information in the Capital and risk management section (pages 101 to 176) is within the scope of the Independent auditor’s report. Where a main section header, presented in bold, is marked as audited all sub sections are also audited.

Risk management framework

Introduction

RBS operates an integrated risk management framework, centred around the embedding of a strong risk culture, which is designed to achieve compliance with prudential and conduct obligations. Each element of the risk management framework functions both individually and as part of a larger continuum. The framework ensures the tools and capability are in place to facilitate risk management and decision-making across the organisation.

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

Effective governance, underpinned by the three lines of defence model, is essential to ensure the right decisions are being made by the right people at the right time. Governance includes regular and transparent risk reporting as well as discussion and decision-making at senior management committees, which informs management strategies across the organisation.

RBS aims to have the right tools in place to support effective risk management. Having the appropriate capability, people and infrastructure is central. This is supported by a strong emphasis on systems, training and development to ensure threats are anticipated and managed appropriately within the boundaries determined by the agreed risk appetite.

Measurement, evaluation and transparency are also fundamental elements of the framework, providing robust analysis of the materiality and likelihood of specific threats as well as supporting understanding and communication of the financial and non-financial risks to which RBS is exposed.

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

Essential to this is the ability to scan both the medium and long-term horizon for risks. Stress testing is used to quantify, evaluate and understand the potential impact that changes to risks may have on the financial strength of RBS, including its capital position. In turn, the results of stress tests can be used to inform and shape strategy.

Given the evolving landscape, including the structural reform required by the UK’s ring-fencing requirements, in 2018 there was an emphasis on enhancing both the risk culture and risk appetite elements of the framework – as well as the interconnectivity between framework components.

Capital and risk management

Risk management framework continued

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

The methodology for setting, governing and embedding risk appetite across RBS is being further enhanced with the aim of simplifying current risk appetite processes and increasing alignment with strategic planning and external threat assessments.

Risk culture

A strong risk culture is essential if RBS is to achieve its ambition to build a truly customer-focused bank. RBS’s risk culture target is to make risk simply part of the way that employees work and think.

Such a culture must be built on strong risk practices and appropriate risk behaviours must be embedded throughout the organisation.

To achieve this, RBS is focusing on leaders as role models and taking action to build clarity, continuing to develop capability and motivate employees to reach the required standards of risk culture behaviour. This includes: taking personal responsibility for understanding and proactively managing the risks associated with individual roles; respecting risk management and the part it plays in daily work; understanding clearly the risks associated with individual roles; aligning decision-making to RBS’s risk appetite; considering risk in all actions and decisions; escalating risks and issues early; taking action to mitigate risks; learning from mistakes and near-misses; challenging others’ attitudes, ideas and actions; and reporting and communicating risks transparently.

RBS’s target risk culture behaviours are embedded in Our Standards and are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long-term”. These act as an effective basis for a strong risk culture because Our Standards are used for performance management, recruitment and development.

A risk culture measurement and reporting approach has been developed, enabling RBS to benchmark both internally and externally. This allows RBS to assess progress in embedding its target risk culture where risk is simply part of the way staff work and think.

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

If conduct falls short of RBS’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. RBS-wide remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook. Any employee falling short of the expected standards would also be subject to internal disciplinary policies and procedures. If appropriate, the relevant authority would be notified.

Capital and risk management

Risk management framework continued

Risk governance

Committee structure

The diagram illustrates RBS’s risk committee structure in 2018 and the main purposes of each committee.

Risk management structure

The diagram illustrates RBS’s risk management structure in 2018 and key risk management responsibilities.

Notes:

(1)             While separate roles, the individual undertaking the RBS Group Chief Executive role also performs the NatWest Holdings Chief Executive role.

(2)             The RBS Group Risk function is led by the RBS Group Chief Risk Officer. The RBS Group Chief Risk Officer reports directly to the RBS Group Chief Executive and has a secondary reporting line to the chair of the Group Board Risk Committee as well as a right of access to the committee.

(3)             The NatWest Holdings Chief Risk Officer (Chief Risk Officer, Ring-Fenced Bank) reports directly to the RBS Group Chief Risk Officer and the NatWest Holdings Chief Executive, along with a secondary reporting line to the NatWest Holdings Board Risk Committee chair and right of access to the committee including the Deputy Chairman.

(4)             The NatWest Holdings Risk function provides risk management services across the RBS Group, including to the RBS Group Chief Risk Officer and – where agreed – to the NatWest Markets and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements.

(5)             The NatWest Holdings Risk function is independent of the NatWest Holdings customer-facing franchises and support functions. It provides oversight of risk management ensuring that risk exposures arising from management and business activities are adequately monitored and controlled. The directors of Financial Risk & Analytics, Compliance & Conduct, Restructuring, Risk Policy & Frameworks and Operational Risk & Services as well as the Chief Financial Crime Officer, Chief Credit Officer, Deputy Chief Risk Officer and Head of Risk Strategy & Transformation report to the NatWest Holdings Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC and the Director of Compliance, Ulster Bank Ireland DAC, report to the Ulster Bank Ireland DAC Chief Executive; they also have a reporting line to the NatWest Holdings Chief Risk Officer.

(6)             The Chief Risk Officers for NatWest Markets and RBSI have dual reporting lines into the RBS Group Chief Risk Officer and the respective chief executives of their entities. There are additional reporting lines to the NatWest Markets and RBSI Board Risk Committee chairs and a right of access to the committee.

Capital and risk management

Risk management framework continued

Three lines of defence

RBS uses the three lines of defence model to articulate accountabilities and responsibilities for managing risk across the organisation. The three lines of defence model is adopted across the industry to support the embedding of effective risk management and is expressed through a set of principles as outlined below. All roles, regardless of level, sit within one of these three lines.

First line of defence – Management and supervision

The first line of defence encompasses most roles within RBS, including those in customer franchises, Technology and Services as well as support functions such as Human Resources, Communications & Marketing and Finance. Responsibilities include:

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

Second line of defence – Oversight and control

The second line of defence is the Risk function as well as the policy and control elements of Human Resources, Legal and the Finance function. Responsibilities include:

•       Leading the articulation, design and development of risk culture and appetite.

•       Setting the standard for risk management across the Group.

•       Overseeing and challenging the management of risks and controls.

•       Analysing the aggregate risk profile and ensuring that risks are being managed within risk appetite.

•       Providing expert advice to the first line on risk management, including the application of effective risk and control frameworks and the consideration of risk in decision-making.

•       Providing senior executives with relevant management information and reports, and escalating concerns where appropriate.

Third line of defence – Internal Audit

Responsibilities include:

•       Providing assurance to the Group Audit Committee on the appropriateness of the design and operational effectiveness of governance, risk management and internal controls to monitor and mitigate material risks.

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

For certain strategic risks, risk capacity defines the maximum level of risk the RBS Group can assume before breaching constraints determined by regulatory capital and liquidity needs, the operational environment, and from a conduct perspective. Articulating risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and the Group’s ultimate capacity to absorb losses.

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

Establishing risk appetite

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

The Board sets risk appetite for the most material risks to help ensure RBS is well placed to meet its priorities and long-term targets even under challenging economic environments. It is the basis on which RBS remains safe and sound while implementing its strategic business objectives.

RBS’s risk profile is frequently reviewed and monitored to ensure it remains within appetite and that management focus is concentrated on all strategic risks, material risks and emerging risk issues. Risk profile relative to risk appetite is reported regularly to the Board and senior management.

Risk controls and limits

Risk controls and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for material risk types is set in alignment with business activities.

RBS policies directly support the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in RBS’s risk control and governance. Its integrated approach is designed to ensure that appropriate controls, aligned to risk appetite, are set for each of the strategic and material risks it faces, with an effective assurance process put in place to monitor and report on performance.

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

The financial and non-financial risks that RBS faces each day are detailed in the Risk Directory. This provides a common risk language to ensure consistent terminology is used across RBS. The Risk Directory is subject to annual review. This ensures that it continues to provide a comprehensive and meaningful list of the inherent risks within the businesses.

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

Capital and risk management

Risk management framework continued

Significant and emerging risks that may affect future results and performance are reviewed and monitored. Action is taken to mitigate potential risks as and when required. In depth analysis is carried out, including the stress testing of exposures relative to the risk.

Risk assurance

Assurance is carried out on targeted credit risk, market risk, compliance and conduct risk and financial crime risk activities to provide assurance to both internal and external stakeholders including the Board, senior management, the customer-facing franchises, Internal Audit and the Group’s regulators. Selected key controls are also reviewed. Qualitative reviews are carried out to assess various risk aspects as appropriate, including: the quality of risk portfolios, the accuracy of the Basel model inputs and related probability of default/loss given default classifications, the quality of risk management practices, policy compliance and adherence to risk appetite. This can include testing the Group’s credit portfolios and market risk exposures to assist in the early identification of emerging risks, as well as undertaking targeted reviews to examine specific issues.

The adequacy and effectiveness of selected key controls owned and operated by the second line of defence are also tested (with a particular focus on credit risk and market risk controls). Selected controls within the scope of Section 404 of the US Sarbanes-Oxley Act 2002 as well as selected controls supporting risk data aggregation and reporting are also reviewed. Assurance is carried out on Anti-Money Laundering, Sanctions, and Anti-Bribery & Corruption processes and controls. This helps inform whether or not the financial crime control environment is adequate and effective and whether financial crime risk is appropriately identified, managed and mitigated. The Risk Assurance Committee ensures a consistent and fair approach to all aspects of the second-line assurance review activities. The committee also monitors and validates the ongoing programme of reviews and tracks the remediation of the more material review actions.

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

Key developments in 2018

In April 2018, the PRA set out its expectations on the model risk management practices that should be adopted when using stress test models. RBS has a strong focus on model risk management and, as a result, practices were reviewed and, where appropriate, work to enhance them in line with regulatory expectations continues.

RBS further invested in model risk management during 2018, particularly given business demand and the growing complexity of requirements, such as new regulation and AI. This included the specification of additional IT systems to enhance capability in this area.

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

Model Risk Management reassesses the appropriateness of approved risk models on a periodic basis. Each periodic review begins with an initial assessment. Based on the initial assessment, an internal model governance committee will decide to re-ratify a model or to carry out additional work. In the initial assessment, Model Risk Management assesses factors such as a change in the size or composition of the portfolio, market changes, the performance of – or any amendments to – the model and the status of any outstanding issues or scheduled activities carried over from previous reviews. Model Risk Management also monitors the performance of RBS’s portfolio of models to ensure they appropriately capture underlying business rationale. For more information relating to market risk models and pricing models, refer to page 171.

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of RBS’s approach to capital management. It is used to quantify, evaluate and understand the potential impact of specified changes to risk factors on the financial strength of RBS, including its capital position. Stress testing includes:

•       Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.

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

•          Scenario results and management actions are reviewed and agreed by senior management through executive committees including Executive Risk Committee, Board Risk Committee and the Board.

Capital and risk management

Risk management framework continued

Stress testing is used widely across RBS. The diagram below summarises key areas of focus:

Specific areas that involve capital management include:

•       Strategic financial and capital planning – through assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.

•       Risk appetite – through gaining a better understanding of the drivers of – and the underlying risks associated with – risk appetite.

•       Risk identification – through a better understanding of the risks that could potentially impact RBS’s financial strength and capital position.

•       Risk mitigation – through identifying actions that can be taken to mitigate risks, or could be taken, in the event of adverse changes to the business or economic environment. Risk mitigation is substantially supplemented through RBS’s recovery plan.

Reverse stress testing is also carried out. This examines circumstances that can lead to specific, defined outcomes such as business failure. Reverse stress testing allows RBS to examine potential vulnerabilities in its business model more fully.

Capital sufficiency – going-concern forward-looking view

With a view to ensuring that RBS and its operating subsidiaries maintain sufficient CET1 capital, going-concern capital requirements are assessed on a forward-looking basis – including as part of the annual budgeting process. These assessments consider the resilience of capital adequacy and leverage ratios under a range of hypothetical future states. The assessments incorporate assumptions regarding a range of regulatory and accounting aspects such as IFRS 9, taking account of a number of factors including economic variables and impairments.

In particular, assessments of capital requirements rely on forecasts of:

•          Future business performance given expectations of economic and market conditions over the forecast period.

•          Future business performance under adverse economic and market conditions over the forecast period. A range of scenarios of different severity may be examined.

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

The results of stress tests are not only used widely across RBS but also by the regulators to set specific capital buffers. RBS takes part in a number of stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. In 2018, RBS took part in the Bank of England and European Banking Authority stress tests. Details are set out on page 105.

Under stress testing, IFRS 9 volatility can have a more material impact. This is because the peak-to-trough change in CET1 may be affected by the transitions from Stage 1 to Stage 2 in stress conditions. RBS uses stress and the peak-to-trough movements to help assess the amount of CET1 capital it needs to hold in stress conditions, in accordance with the capital risk appetite framework.

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

Stress testing – liquidity

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

Internal assessment of liquidity

Under the liquidity risk management framework, RBS undertakes the Individual Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows. RBS considers a range of extreme but plausible stress scenarios on its liquidity position over various time horizons, as outlined below.

Capital and risk management

Risk management framework continued

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

Stress testing – recovery and resolution planning

The RBS Group Recovery Plan explains how The Royal Bank of Scotland Group plc (RBSG) and its subsidiaries as a consolidated group would identify and respond to a financial stress event and restore its financial position to remain viable on an ongoing basis.

The Recovery Plan ensures that risks which could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations RBS has taken include:

•          developing a series of recovery indicators to provide early warning of potential stress events

•          clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay

•          developing a recovery playbook to provide a concise description of the actions required during recovery

•          detailing a range of options to address different stress conditions

•          appointing dedicated option owners to reduce the risk of delay and bandwidth concerns

The Recovery Plan is intended to enable RBS to maintain critical services and products it provides to its customers (its critical economic functions), maintain its important business lines (core business lines) and operate within risk appetite whilst restoring the bank’s financial condition.

The Recovery Plan is assessed for appropriateness on an ongoing basis and is updated annually, in line with regulatory requirements. It is reviewed and approved by the Board prior to submission to the PRA each year.

Individual Recovery Plans have been prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International Holdings Limited, Ulster Bank Ireland DAC and NatWest Markets N.V. These plans reflect the structure and operations of the post-ring-fenced group and detail the recovery options, recovery indicators and escalation routes for each entity to manage its own response to a financial stress.

If RBS was assessed by the UK authorities as failing or likely to fail the authorities have a wide range of powers to place RBS into Resolution. The UK’s Special Resolution Regime places an obligation on banks to ensure they are resolvable. Resolvability is a measure of how effectively a set of actions could be taken to manage the failure of RBS, through execution of a preferred resolution strategy which the Group is Single Point of Entry Bail-in of the Group Hold Co. The process of resolution is owned and implemented by the Bank of England (as UK Resolution Authority).

RBS has a multi-year programme of work through to 1 January 2022 to ensure impediments to resolvability are removed and the regulatory resolution strategy could be executed.

Stress testing – market risk

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

Non-traded market risk exposures which are not captured under Pillar 1 are capitalised through the ICAAP. The process covers the following risk types: gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with 99% confidence level. Methodologies are reviewed by RBS Model Risk and the results are approved by the Technical Asset & Liability Management Committee.

Traded market risk

RBS undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading and fair value through other comprehensive income portfolios.

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

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, the results for relevant scenarios are reported to senior management

Capital and risk management

Risk management framework continued

Regulatory stress testing

In 2018, RBS took part in regulatory stress tests conducted by the Bank of England and the European Banking Authority. The scenarios are hypothetical in nature and do not represent forecasts of RBS’s future business or profitability. The results of the regulatory stress tests are carefully assessed by RBS and form part of the wider risk management of RBS.

	Bank of England stress test	European Banking Authority stress test
Scenario

•          Designed to assess the resilience of major UK banks to tail risk events. The severity of the test is related to policymakers’ assessments of risk levels across markets and regions.

•          The 2018 stress test examined the impact, over five years, of deep simultaneous recessions in the UK and global economies, large falls in asset prices and a separate stress of misconduct costs. The economic scenario in the test was more severe than the global financial crisis.

•          Designed to evaluate the impact, over three years, of a general macro financial downturn.

•          A static balance sheet assumption was made across the period of stress and therefore mitigating actions such as balance sheet reduction, business growth and cost savings are not factored into the stress outcomes.

Results

•                  On an IFRS 9 transitional basis, the CET1 ratio reached a low point of 9.6%, significantly above the hurdle rate of 7.3%.

•                  On an IFRS 9 non-transitional basis, the CET1 ratio reached a low point of 9.2%, significantly above the hurdle rate of 6.9%.

•                  On an IFRS 9 transitional basis, the Tier 1 leverage ratio low point was projected to be 5.1% under stress, significantly above the leverage ratio hurdle rate of 3.59%.

•                  On an IFRS 9 non- transitional basis, the Tier 1 leverage ratio low-point was projected to be 4.8% under stress, significantly above the leverage ratio hurdle rate of 3.25%.

•                  The stress was based on an end of 2017 balance sheet starting position. Since then, RBS has taken a number of actions to further improve its capital position stress resilience, including the continued reduction in certain credit portfolios and the resolution of various litigation cases and regulatory investigations.

•                  The 2018 EBA stress test did not contain a pass/fail threshold.

•                  On an IFRS 9 transitional basis, RBS’s CET1 ratio under the adverse scenario reached a low point of 9.9%

•                  On an IFRS 9 non-transitional (fully loaded) basis, RBS’s CET1 ratio under the adverse scenario reached a low point of 9.48%

•                  On an IFRS 9 transitional basis, RBS’s leverage ratio under the adverse scenario reached a low point of 4.83%.

•                  On an IFRS 9 non-transitional (fully loaded) basis the leverage ratio under the adverse scenario reaches a low point of 4.1%

•                  The stress was based on an end of 2017 balance sheet starting position. Since then, RBS has taken a number of actions to further improve its capital position stress resilience, including the continued reduction in certain credit portfolios and the resolution of various litigation cases and regulatory investigations.

What does this mean?	• The 2018 Bank of England and European Banking Authority stress test results demonstrated that good progress has been made in transforming the balance sheet to a safe and sustainable position.

Capital and risk management

Capital, liquidity and funding risk

Definitions

Capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital.

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

•           Wholesale market conditions; and

•           Depositor and investor behaviour.

Sources of risk

Capital

The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:

•           CET1 capital. CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.

•           Additional Tier 1 (AT1) capital. This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when a pre-specified CET1 ratio is reached.

•           Tier 2 capital. Tier 2 capital is the Group’s supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities with a minimum maturity of five years.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to capital, other specific loss absorbing instruments, including senior notes issued by the Group, may be used to cover certain gone concern capital requirements which, in the EU, is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that the Group has failed, or is likely to fail.

Liquidity

RBS maintains a prudent approach to the definition of liquidity resources. RBS manages its liquidity to ensure it is always available when and where required, taking into account regulatory, legal and other constraints. Following ring-fencing legislation, liquidity is no longer considered fungible across the Group and the liquidity portfolio has been restructured during 2018 to reflect this. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UK DoLSub) (primarily in NatWest Bank Plc), UBI DAC, NatWest Markets Plc, RBS International and NWM N.V.. Some disclosures in this section where relevant are presented, on a consolidated basis, for RBS, the UK DoLSub and on a solo basis for NatWest Markets plc.

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

Funding

RBS maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. RBS also retains access to central bank funding facilities.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, please refer to the RBS Pillar 3 Report 2018 on page 6. For MREL refer to page 8.

Key developments in 2018

•           RBS continued to strengthen and de-risk its capital position; CET1 ratio remains ahead of the c14% target and increased by 30 basis points in the year to 16.2%. The directors have recommended a final dividend of 3.5p per ordinary share, and a further special dividend of 7.5p per ordinary share, which are both subject to shareholders’ approval at the Annual General Meeting on 25 April 2019.

•           IFRS 9 adoption on 1 January 2018 favourably impacted CET1 by 30 basis points. RWAs reduced by £12.2 billion to £188.7 billion primarily driven by the legacy business in NatWest Markets, the impact of capital initiatives in Commercial Banking and the impact of the non-performing loan sale and improvement in credit metrics in Ulster Bank RoI.

•           CRR leverage ratio increased to 5.4% (2017 – 5.3%). UK leverage ratio improved to 6.2% (2017 – 6.1%) in line with the balance sheet reduction.

•           During the year the BOE published indicative data on the minimum amount of loss-absorbing resources for the larger UK banks comprising MREL plus buffers. RBS is expected to require loss-absorbing resources of 22.9% of RWAs by 1 January 2020, rising to 26.5% by 1 January 2022. Total loss absorbing capital, based on RBS’s interpretation of the rules and including the benefit of legacy securities, was 30.7% of RWAs at 31 December 2018.

•           In 2018, RBSG plc issued approximately £7 billion MREL compliant senior debt bringing the total MREL senior debt issues to approximately £16 billion relative to the end state (1 January 2022) requirements of approximately £24 billion. These funds enabled RBSG plc to invest in £4.8 billion of NatWest Holdings MREL eligible issuance and £5.1 billion NWM plc eligible issuance in December 2018.

•           During the year, RBS changed its approach to managing liquidity in preparation for ring-fencing. NatWest Markets left the UK DoLSub and now manages its liquidity on a stand-alone basis.

•           The liquidity portfolio increased by £11 billion in 2018 to £198 billion, with primary liquidity increasing by £4 billion to £128 billion. The increase in primary liquidity is driven by increased customer surplus within NatWest Holdings, reduced funding requirement in NatWest Markets and net term issuance, partially offset by settlement of the payment to the US Department of Justice, contribution to the Group pension fund and Term Funding Scheme (TFS) repayment. Increase in secondary liquidity is driven primarily by repayment of TFS, resulting in the return of previously encumbered assets.

•           The rise in primary liquidity resulted in higher liquidity coverage ratio (LCR) of 158% (2017 – 152%). The internal Stressed Outflow coverage ratio decreased to 154% (2017 – 168%) due to stress methodology changes and higher stressed behavioural outflows over the three month horizon.

•           The net stable funding ratio is 141% (2017 – 139% on estimated comparable basis) above the minimum target of 100%.

•           The regulatory agenda continues to rapidly evolve in the UK, Europe and internationally. RBS manages its capital, liquidity and funding to meet both current and future regulatory requirements whilst ensuring that we continue to serve customers well.

Capital and risk management

Capital, liquidity and funding risk continued

Capital management

Capital management ensures that there is sufficient capital and other loss absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the businesses and is enacted through an end to end framework across businesses and the legal entities. Capital is managed both on a Group consolidated level, as well as at NatWest Holdings Group, NatWest Markets Plc, NatWest Markets NV, and RBS International levels. In addition, NatWest Holdings banking subsidiaries are also subject to the same principles, processes and management as the Group of which it is a part. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies.

Capital planning is integrated into the Group’s wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two year rolling forward view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 104 and 105.

Produce capital plans i

•           Capital plans are produced for the Group, its key operating entities and its businesses over a five year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes.

•           Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

Assess capital adequacy i

•           Capital plans are developed to maintain capital of sufficient quantity and quality to support the Group’s business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements.

•           Capital resources and capital requirements are assessed across a defined planning horizon.

•           Impact assessment captures input from across the Group including from businesses.

Inform capital actions

•           Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions.

•           Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions.

•           As part of capital planning, RBS will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing.

Capital planning is one of the tools that the Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Liquidity risk management

RBS manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses. The principal levels at which liquidity risk is managed are:

•           NatWest Holdings Group

•           UK DoLSub

•           UBI DAC

•           NatWest Markets

•           NatWest Markets Securities Inc.

•           RBS International

•           NWM N.V.

The UK DoLSub is PRA regulated and comprises RBS’s four licensed deposit taking UK banks: National Westminster Bank Plc, The Royal Bank of Scotland plc, Coutts & Company and Ulster Bank Limited.

NatWest Markets Plc left the UK DoLSub during 2018 and now manages its own liquidity portfolio, as required by ring-fencing legislation.

RBS categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing RBS’s liquidity risk appetite. RBS retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix.

RBS International, NWM N.V. and UBI DAC hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset.

Funding risk management

RBS manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet.

Asset and liability types broadly match. Customer deposits provide more funding than customer loans utilise; repurchase agreements are largely covered by reverse repurchase agreements; derivative assets are broadly netted against derivative liabilities.

Capital and risk management

Capital, liquidity and funding risk continued

Minimum requirements

Capital adequacy ratios

The Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum ratios of capital to RWAs that the Group is expected to have to meet once CRR is fully implemented by 1 January 2019. These ratios apply at the consolidated group level. Different minimum capital requirements may apply to individual legal entities or sub-groups.

Minimum requirements	Type	CET1	Total Tier 1	Total capital
System wide	Pillar 1 minimum requirements	4.5%	6.0%	8.0%
	Capital conservation buffer	2.5%	2.5%	2.5%
	Countercyclical capital buffer (1)	0.7%	0.7%	0.7%
	G-SIB buffer (2)	1.0%	1.0%	1.0%
Bank specific	Pillar 2A(4)	2.0%	2.7%	3.6%
Total (excluding PRA buffer)(5)		10.7%	12.9%	15.8%

Notes:

(1)            The countercyclical capital buffer (CCyB) applied to UK designated assets is set by the Financial Policy Committee (FPC). The UK CCyB is currently 1.0% (effective from November 2018). The rate had previously increased from 0.0% to 0.5% (effective June 2018). The Republic of Ireland CCyB is currently 0.0%, the CBI have announced an increase to 1.0% effective July 2019. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions. Firm specific CCyB is based on a weighted average at CCyB’s applicable to countries in which the Bank has exposures.

(2)            Globally systemically important banks (G-SIBs), as designated by the Financial Stability Board (FSB), are subject to an additional capital buffer of between 1% and 3.5%. In November 2018 the FSB announced that RBS is no longer a GSIB. From 1 January 2020, RBS will be released from this global buffer requirement.

(3)            The Group will be subject to a systemic risk buffer (SRB) of between 0% and 3%. The SRB will apply from 1 January 2019 and will apply at the ring-fenced bank sub-group level rather than at the consolidated group level. The RFB SRB may require the Group to hold a minimum amount of capital at the consolidated group level beyond the levels set out in the table above.

(4)            From 1 January 2015, UK banks have been required to meet at least 56% of its Pillar 2A capital requirement with CET1 capital and with balance with Additional Tier 1 and/or Tier 2 capital. Additional capital requirements under Pillar 2A may be specified by the PRA as a ratio or as an absolute value. The table sets out an implied ratio to cover the full value of Pillar 2A requirements. The PRA has recently determined that the Pillar 2A capital requirement for 2018 remains unchanged.

(5)            The Group may be subject to a PRA buffer requirement as set by the PRA. The PRA buffer consists of two components:

-     A risk management and governance buffer that is set as a scalar of the Pillar 1 and Pillar 2A requirements. The scalar could range between 10% and 40%.

-     A buffer to cover stress risks informed by the results of the BoE concurrent stress testing results.

-     The PRA requires that the level of this buffer is not publicly disclosed.

(6)            The capital conservation buffer, the countercyclical capital buffer, the G-SIB buffer and systemic risk buffer (where applicable) make up the combined buffer. If the Group fails to meet the combined buffer requirement, it is subject to restrictions on distributions on CET1 instruments, discretionary coupons on AT1 instruments and on payment of variable remuneration or discretionary pension benefits. These restrictions are calculated by reference to the Group’s Maximum Distributable Amount (MDA). Where a PRA buffer is applicable, the MDA trigger is below the PRA buffer and MDA restrictions are not automatically triggered if the Group fails to meet its PRA buffer. The MDA is calculated as the amount of interim or year-end profits not yet incorporated into CET1 capital multiplied by a factor ranging from 0 to 0.6 depending on the size of the CET1 shortfall against the combined buffer.

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

Type	CET1	Total Tier 1
Minimum ratio	2.4375%	3.2500%
Countercyclical leverage ratio buffer (1)	0.2500%	0.2500%
Additional leverage ratio buffer	0.3500%	0.3500%
Total	3.0375%	3.8500%

Note:

(1)           The countercyclical leverage ratio buffer is set at 35% of the Group’s CCyB. As noted above the UK CCyB is currently 1.0% (effective from November 2018). The rate had previously increased from 0.0% to 0.5% (effective June 2018). Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions. On 3 October 2017 the PRA, via revised policy statement (PS21/17), increased the Tier 1 leverage ratio requirement for UK banks by 25 basis points  to 3.25% (CET1 requirement of 2.4375%). The PRA minimum leverage ratio requirement is supplemented with a G-SII additional leverage ratio buffer, currently 0.2625% under transitional arrangements (2017 – 0.175%) increasing to 0.35% from 1 January 2019.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics, under the relevant legislative framework.

Type	From 1 January 2018	From 1 January 2019
Liquidity coverage ratio (LCR)	100%	100%
Net stable funding ratio (NSFR) (1)	N/A	N/A

Note:

(1)           In November 2016, the European Commission published its proposal for NSFR rules within the EU as part of its CRR2 package of regulatory reforms. CRR2 NSFR is expected to become the regulatory requirement in future within the EU and the UK. RBS has changed its policy on the NSFR to align with its interpretation of the CRR2 proposals with effect from 1 January 2018.

Capital and risk management

Capital, liquidity and funding risk continued

Measurement

Capital, risk-weighted assets and leverage: Key metrics

The table below sets out the key Capital and Leverage ratios.

	2018		2017
	End-point	PRA transitional	End-point	PRA transitional
	CRR basis (1)	basis	CRR basis (1)	basis
Capital	£bn	£bn	£bn	£bn
CET1	30.6	30.6	32.0	32.0
Tier1	34.7	36.2	36.0	39.6
Total	41.2	44.2	42.8	47.9

RWAs
Credit risk	137.9	137.9	144.7	144.7
Counterparty credit risk	13.6	13.6	15.4	15.4
Market risk	14.8	14.8	17.0	17.0
Operational risk	22.4	22.4	23.8	23.8
Total RWAs	188.7	188.7	200.9	200.9

Capital adequacy ratios	%	%	%	%
CET1	16.2	16.2	15.9	15.9
Tier 1	18.4	19.2	17.9	19.7
Total	21.8	23.4	21.3	23.9

Leverage ratios	2018		2017
Tier 1 capital (£bn)	34.7	36.2	36.0	39.6
CRR leverage exposure (£bn)	644.5	644.5	679.1	679.1
CRR leverage ratio (%)	5.4%	5.6%	5.3%	5.8%
Average Tier 1 capital (£bn) (2)	35.7	37.9	36.4	40.0
Average leverage exposure (£bn) (2)	665.2	665.2	692.5	692.5
Average leverage ratio (%) (2)	5.4%	5.7%	5.3%	5.8%
UK leverage ratio	6.2%	6.5%	6.1%	6.7%

Notes:

(1)     CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases.

(2)     Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items (2017 – three month-end average of both on and off-balance sheet items).

Liquidity key metrics

The table below sets out the key liquidity and related metrics monitored by RBS.

2018	RBS	UK DoLSub
Liquidity coverage ratio (1)	158%	153%
Stressed outflow coverage (2)	154%	147%
Net stable funding ratio (3)	141%	144%
2017
Liquidity coverage ratio (1)	152%
Stressed outflow coverage (2)	168%
Net stable funding ratio (3)	132%

Notes:

(1)        On 1 October 2015 the LCR became the PRA’s primary regulatory liquidity standard. It is a Pillar 1 metric to which the PRA apply Pillar 2 add-ons. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions.

(2)        RBS’s stressed outflow coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both as per ILAAP. This assessment is performed in accordance with PRA guidance.

(3)        In November 2016, the European Commission published its proposal for NSFR rules within the EU as part of its CRR2 package of regulatory reforms. CRR2 NSFR is expected to become the regulatory requirement in future within the EU and the UK. RBS has changed its policy on the NSFR to align with its interpretation of the CRR2 proposals with effect from 1 January 2018. The pro forma CRR2 NSFR at 31 December 2017 under CRR2 proposals is estimated to be 139%.

Capital and risk management

Capital, liquidity and funding risk continued

Capital and leverage: Capital resources (audited)

Capital, RWAs and capital adequacy ratios, on the basis of end-point Capital Requirements Regulation (CRR) and transitional rules, calculated in accordance with PRA definitions, are set out below.

	2018		2017
		PRA	PRA
	End-point	transitional	End-point	transitional
	CRR basis	basis	CRR basis	basis
	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	45,736	45,736	48,330	48,330
Preference shares - equity	(496)	(496)	(2,565)	(2,565)
Other equity instruments	(4,058)	(4,058)	(4,058)	(4,058)
	41,182	41,182	41,707	41,707

Regulatory adjustments and deductions
Own credit	(405)	(405)	(90)	(90)
Defined benefit pension fund adjustment	(394)	(394)	(287)	(287)
Cash flow hedging reserve	191	191	(227)	(227)
Deferred tax assets	(740)	(740)	(849)	(849)
Prudential valuation adjustments	(494)	(494)	(496)	(496)
Goodwill and other intangible assets	(6,616)	(6,616)	(6,543)	(6,543)
Expected losses less impairments	(654)	(654)	(1,286)	(1,286)
Foreseeable ordinary and special dividends	(1,326)	(1,326)	—	—
Other regulatory adjustments	(105)	(105)	28	28
	(10,543)	(10,543)	(9,750)	(9,750)

CET1 capital	30,639	30,639	31,957	31,957

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	4,051	4,051	4,041	4,041
Qualifying instruments and related share premium subject to phase out	—	1,393	—	3,416
Qualifying instruments issued by subsidiaries and held by third parties subject to phase out	—	140	—	140
AT1 capital	4,051	5,584	4,041	7,597

Tier 1 capital	34,690	36,223	35,998	39,554

Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,301	6,386	6,396	6,501
Qualifying instruments issued by subsidiaries and held by third parties	182	1,565	369	1,876
Tier 2 capital	6,483	7,951	6,765	8,377

Total regulatory capital	41,173	44,174	42,763	47,931

The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the year.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2018	31,957	4,041	6,765	42,763
Profit for the year	1,381			1,381
Own credit	(315)			(315)
Share capital and reserve movements in respect of employee share schemes	77			77
Ordinary shares issued	135			135
Foreign exchange reserve	308			308
FVOCI reserves	88			88
Goodwill and intangibles deduction	(73)			(73)
Deferred tax assets	109			109
Prudential valuation adjustments	2			2
Expected loss less impairment	632			632
Pension contribution	(1,476)			(1,476)
Capital instruments issued			(89)	(89)
Net dated subordinated debt/grandfathered instruments			(537)	(537)
Foreign exchange movements	(734)		334	(400)
Foreseeable ordinary and special dividends	(1,326)			(1,326)
Other movements	(126)	10	10	(106)
At 31 December 2018	30,639	4,051	6,483	41,173

Capital and risk management

Capital, liquidity and funding risk continued

Leverage exposure

The leverage exposure is based on the CRR Delegated Act.

	End-point basis(1)
	2018	2017
Leverage exposure	£bn	£bn
Cash and balances at central banks	88.9	98.3
Trading assets	75.1	86.0
Derivatives	133.3	160.8
Loans	318.0	321.6
Other assets	78.9	71.4

Total assets	694.2	738.1

Derivatives
- netting and variation margin	(141.3)	(161.7)
- potential future exposures	42.1	49.4
Securities financing transactions gross up	2.1	2.3
Undrawn commitments (analysis below)	50.3	53.1
Regulatory deductions and other adjustments	(2.9)	(2.1)

CRR Leverage exposure	644.5	679.1
Claims on central banks	(85.0)	(92.0)
UK leverage exposure	559.5	587.1

Notes:

(1)           Based on end-point CRR Tier 1 leverage exposure under the CRR Delegated Act.

(2)           The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims.

Weighted undrawn commitments

The table below provides a breakdown of weighted undrawn commitments.

	2018	2017
	£bn	£bn
Unconditionally cancellable credit cards	2.0	2.1
Other unconditionally cancellable items	7.1	4.7
Unconditionally cancellable items (1)	9.1	6.8

Undrawn commitments <1 year which may not be cancelled	1.7	1.8
Other off-balance sheet items with 20% credit conversion factor (CCF)	0.6	0.6
Items with a 20% CCF	2.3	2.4

Revolving credit risk facilities	27.1	27.0
Term loans	3.5	3.6
Mortgages	0.2	—
Other undrawn commitments >1 year which may not be cancelled & off-balance sheet	2.2	2.1

Items with a 50% CCF	33.0	32.7
Items with a 100% CCF	5.9	11.2
Total	50.3	53.1

Note:

(1)        Based on a 10% CCF.

Capital and risk management

Capital, liquidity and funding risk continued

Loss absorbing capital

The following table illustrates the components of estimated loss absorbing capital (LAC) in RBSG plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet MREL criteria. For further details regarding regulatory requirements in relation to MREL, refer to page 109.

The roll-off profile relating to senior debt and subordinated debt instruments is set out on the next page.

	2018				2017
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	30.6	30.6	30.6	30.6	32.0	32.0	32.0	32.0

Tier 1 capital: end-point CRR compliant AT1
of which: RBSG (holdco)	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
of which: RBSG operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

Tier 1 capital: end-point CRR non compliant
of which: holdco	1.4	1.6	1.4	0.5	3.5	3.6	3.5	2.6
of which: opcos	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
	1.5	1.7	1.5	0.6	3.6	3.7	3.6	2.7

Tier 2 capital: end-point CRR compliant
of which: holdco	6.8	6.7	6.3	5.1	6.5	6.5	6.4	4.9
of which: opcos	0.5	0.5	0.3	0.5	2.3	2.4	0.5	0.5
	7.3	7.2	6.6	5.6	8.8	8.9	6.9	5.4

Tier 2 capital: end-point CRR non compliant
of which: holdco	0.1	0.1	0.1	0.1	0.3	0.4	0.1	0.1
of which: opcos	1.9	2.0	1.4	1.6	2.1	2.3	1.5	2.0
	2.0	2.1	1.5	1.7	2.4	2.7	1.6	2.1

Senior unsecured debt securities issued by:
RBSG holdco	16.8	16.8	—	15.5	9.3	9.2	—	8.3
RBS opcos	17.1	16.9	—	—	14.4	14.7	—	—
	33.9	33.7	—	15.5	23.7	23.9	—	8.3
Total	79.3	79.3	44.2	58.0	74.5	75.2	48.1	54.5

RWAs				188.7				200.9
CRR leverage exposure				644.5				679.1

LAC as a ratio of RWAs				30.7%				27.1%
LAC as a ratio of CRR leverage exposure				9.0%				8.0%

Notes:

(1)             Par value reflects the nominal value of securities issued.

(2)             Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the MREL criteria.

(3)             LAC value reflects RBS’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in June 2018. MREL policy and requirements remain subject to further potential development, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. Includes Tier 1 and Tier 2 securities prior to incentive to redeem.

(4)             Corresponding shareholders’ equity was £45.7 billion (2017 - £48.3 billion).

(5)             Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

Capital and risk management

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile and weighted average spreads of RBS’s major wholesale funding programmes.

	As at and
	for year ended
Senior debt roll-off profile (1)	31 December	Roll-off profile
RBSG	2018	H1 2019	H2 2019	2020	2021	2022 & 2023	2024 & later
- amount (£m)	16,830	535	781	2	—	7,037	8,474
- weighted average rate spread (bps)	205	129	283	162	—	224	187

NWM Plc
- amount (£m)	16,523	3,186	3,239	4,704	2,066	2,022	1,306
- weighted average rate spread (bps)	102	13	177	123	91	80	117

NatWest Plc
- amount (£m)	329	253	77	—	—	—	—
- weighted average rate spread (bps)	7	4	15	—	—	—	—

Securitisation
- amount (£m)	1,375	—	—	—	—	—	1,375
- weighted average rate spread (bps)	418	—	—	—	—	—	418

Covered bonds
- amount (£m)	5,367	—	—	3,145	—	—	2,222
- weighted average rate spread (bps)	122	—	—	99	—	—	156

Total notes issued (£m)	40,424	3,974	4,097	7,852	2,066	9,059	13,377
Weighted average spread	158	27	194	113	91	192	200

Subordinated debt instruments roll-off profile (2)
RBSG (£m)	6,815	1,003	—	—	—	4,049	1,763
NWM Plc (£m)	658	—	36	99	—	450	73
NatWest Plc (£m)	1,159	727	—	—	343	90	—
NWM N.V. (£m)	668	147	65	11	—	106	339
UBI DAC (£m)	76	—	—	—	—	—	76
Total (£m)	9,377	1,876	101	110	343	4,695	2,252

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

Risk-weighted assets

The table below analyses the movement in credit risk RWAs on the end-point CRR basis during the year, by key drivers.

		Counterparty
	Credit risk	credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
At 1 January 2018 (1)	144.6	15.4	17.0	23.8	200.8
Foreign exchange movement	1.0	(0.1)	—	—	0.9
Business movements	(11.3)	(0.9)	(1.4)	(1.4)	(15.0)
Risk parameter changes (2)	(0.9)	(0.1)	—	—	(1.0)
Methodology changes	—	—	(0.2)	—	(0.2)
Model updates	4.5	—	(0.6)	—	3.9
Other movements	—	(0.7)	—	—	(0.7)
At 31 December 2018	137.9	13.6	14.8	22.4	188.7

Notes:

(1)             There was a £0.1 billion reduction in RWAs from 31 December 2017 to 1 January 2018 reflecting the day one impact of the adoption of IFRS 9.

(2)             Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as IRB model changes relating to counterparty credit risk in line with EBA Pillar 3 Guidelines.

Capital and risk management

Capital, liquidity and funding risk continued

RWAs by segment

The chart below illustrates the concentration of risk-weighted assets by segment.

The table below analyses the movement in end-point CRR RWAs by segment during the year.

		Ulster					Central
		Bank	Commercial	Private		NatWest	items
	UK PBB	RoI	Banking	Banking	RBSI	Markets	& other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2018 (1)	43.0	18.0	71.8	9.1	5.1	52.9	0.9	200.8
Foreign exchange movement	—	0.1	0.3	—	—	0.4	0.1	0.9
Business movements	(0.3)	(2.2)	(4.9)	0.3	0.3	(8.3)	0.1	(15.0)
Risk parameter changes (2)	0.8	(1.2)	(0.5)	—	—	—	(0.1)	(1.0)
Methodology changes	—	—	—	—	—	—	(0.2)	(0.2)
Model updates	1.7	—	2.9	—	(0.1)	(0.6)	—	3.9
Other movements	(0.1)	—	(2.0)	—	1.6	0.5	(0.7)	(0.7)
At 31 December 2018	45.1	14.7	67.6	9.4	6.9	44.9	0.1	188.7

Credit risk	35.8	13.8	61.0	8.3	6.2	12.7	0.1	137.9
Counterparty credit risk	—	—	—	—	—	13.6	—	13.6
Market risk	—	—	—	—	—	14.8	—	14.8
Operational risk	9.3	0.9	6.6	1.1	0.7	3.8	—	22.4
Total RWAs	45.1	14.7	67.6	9.4	6.9	44.9	0.1	188.7

Notes:

(1)             There was a £0.1 billion reduction in RWAs from 31 December 2017 to 1 January 2018 reflecting the day one impact of the adoption of IFRS 9.

(2)             Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as IRB model changes relating to counterparty credit risk in line with EBA Pillar 3 Guidelines.

Key points

•          RWAs decreased by £12.2 billion (excluding the day one impact of the adoption of IFRS 9) in 2018 primarily driven by the legacy business in NatWest Markets, the impact of capital initiatives in Commercial Banking and Ulster Bank RoI asset sale. These reductions were partially offset by increases in UK PBB and RBSI.

•          The decrease in NatWest Markets primarily driven by the legacy business, in addition to reductions in the core business.

•          The reduction within Commercial Banking was due to active capital management, partially offset by the impact of model updates and underlying business growth.

•          Ulster Bank RoI RWAs reduced principally reflecting the impact of a non-performing loan sale and an improvement in credit metrics.

•          RWAs in UK PBB increased mainly due to model updates and movements in risk parameters.

•          As part of the preparation for ICB ring-fencing, assets have transferred from UK PBB, Commercial Banking and Treasury into RBSI and NatWest Markets which are shown in other movements. Other movements also reflects NWM Securities Inc. being granted the regulatory waiver to use the AIRB approach to calculate it’s counterparty credit risk capital requirements.

Capital and risk management

Capital, liquidity and funding risk continued

Liquidity portfolio (audited)

The table below shows the liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts (or haircuts) applied to instruments by the Bank of England and other central banks. Secondary liquidity comprises assets eligible for discount at central Banks but these do not form part of the liquid asset portfolio reported for regulatory LCR purposes or internal stressed outflow coverage purposes.

	Liquidity value
	2018			2017

	RBS (1)	UK DoLSub (2)	NWM Plc	RBS	UK DoLSub (2)
	£m	£m	£m	£m	£m
Cash and balances at central banks	83,781	59,745	11,005	93,657	91,377
Central and local government bonds
AAA rated governments	8,188	4,386	615	3,944	2,760
AA- to AA+ rated governments and US agencies	35,683	25,845	5,256	26,233	24,084
	43,871	30,231	5,871	30,177	26,844
Primary liquidity	127,652	89,976	16,876	123,834	118,221
Secondary liquidity (3)	70,231	69,642	344	62,555	62,144
Total liquidity value	197,882	159,618	17,220	186,389	180,365

Total carrying value	225,039	186,340	17,388	209,892	203,733

Notes:

(1)             RBS includes UK DoLSub, NatWest Markets plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBS International, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)             UK DoLSub comprises RBS’s four licensed deposit-taking UK banks within the ring-fenced bank: National Westminster Bank Plc The Royal Bank of Scotland plc, Coutts & Co and Ulster Bank Limited. The reduction in the UK DoLSub liquidity balances during 2018 is driven by NatWest Markets and RBS International managing liquidity on a stand-alone basis, with NatWest Markets plc leaving the UK DoLSub during H2 2018 and RBS International building its own liquidity portfolio.

(3)             Comprises assets eligible for discounting at the Bank of England and other central banks.

Capital and risk management

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9/IAS 39 but excludes derivative cash collateral.

	2018			2017
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Personal and corporate deposits
Personal (1)	178,293	1,499	179,792	173,314	1,497	174,811
Corporate (2)	131,575	142	131,717	127,708	861	128,569
	309,868	1,641	311,509	301,022	2,358	303,380
Financial institutions deposits
Banks (3)	6,758	15,865	22,623	7,480	19,595	27,075
Non-bank financial institutions (NBFI) (4)	46,800	564	47,364	52,284	1,091	53,375
	53,558	16,429	69,987	59,764	20,686	80,450

Debt securities in issue
Commercial papers (CP’s) and certificates of deposits (CD’S)	3,157	—	3,157	4,637	—	4,637
Medium-term notes	4,928	25,596	30,524	2,316	16,902	19,218
Covered bonds	—	5,367	5,367	987	5,321	6,308
Securitisations	—	1,375	1,375	—	396	396
	8,085	32,338	40,423	7,940	22,619	30,559

Subordinated liabilities	299	10,236	10,535	2,383	10,339	12,722

Repos (5)
Sovereign	405	—	405	5,243	—	5,243
Financial institutions	29,664	—	29,664	31,891	—	31,891
Corporate	291	—	291	1,287	—	1,287
	30,360	—	30,360	38,421	—	38,421

Total funding	402,170	60,644	462,814	409,530	56,002	465,532

Of which: available in resolution (6)	—	22,909	22,909	—	15,840	15,840

CET 1 capital			30,639			31,957
CRR Leverage exposure			644,498			679,120
Funded assets			560,886			577,213

Funding coverage of CET 1 capital			15			15
Funding as a % of leverage exposure			72%			69%
Funding as a % of funded assets			83%			81%
Funding available in resolution as a % of CET1 capital			75%			50%
Funding available in resolution as a % of leverage exposure			4%			2%

Notes:

(1)	Includes £206 million (2017 - £190 million) of DFV deposits included in other financial liabilities on the balance sheet.
(2)	Includes £428 million (2017 - £691 million) of HFT deposits included in trading liabilities and nil (2017 - £561 million) of DFV deposits included in other financial liabilities on the balance sheet.
(3)

Includes £267 million (2017 - £68 million) of HFT deposits included in trading liabilities on the balance sheet. Includes £14.0 billion (2017 - £19.0 billion) relating to Term Funding Scheme participation and £1.8 billion (2017 - £1.8 billion) relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long-term refinancing operations.

(4)

Includes £1,093 million (2017 - £543 million) of HFT deposits included in trading liabilities and £7 million (2017 - £124 million) of DFV deposits included in other financial liabilities on the balance sheet.

(5)	Includes held-for-trading repos of £25,645 million (2017 - £28,363 million) and amortised cost repos of £4,715 million (2017 - £10,058 million).
(6)

Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. The balance consist of £16 billion (2017 - £8 billion) under debt securities in issue (senior MREL) and £7 billion (2017 - £8 billion) under subordinated liabilities.

Capital and risk management

Capital, liquidity and funding risk continued

Contractual maturity (audited)

This table shows the residual maturity of financial instruments, based on contractual date of maturity of RBS’s banking activities, including hedging derivatives. Trading activities comprising Mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis due to their short-term nature and are shown in total in the table below.

	Banking activities
	Less than			6 months				More than		Trading
	1 month	1-3 months	3-6 months	- 1 year	Subtotal	1-3 years	3-5 years	5 years	Total	activities	Total
2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central bank balances	88,897	—	—	—	88,897	—	—	—	88,897		88,897
Trading assets										75,119	75,119
Derivatives	224	—	—	529	753	994	345	159	2,251	131,098	133,349
Settlement balances	2,928	—	—	—	2,928	—	—	—	2,928		2,928
Loans to banks	11,729	182	860	62	12,833	105	9	—	12,947		12,947
Loans to customers (1)	35,800	8,350	8,626	17,896	70,672	53,500	41,848	142,387	308,407		308,407
Personal	5,733	2,475	3,350	6,233	17,791	21,949	18,658	120,728	179,126		179,126
Corporate	26,260	4,499	4,118	7,868	42,745	27,413	21,159	20,417	111,734		111,734
NBFI	3,807	1,376	1,158	3,795	10,136	4,138	2,031	1,242	17,547		17,547
Other financial assets	1,252	3,165	2,473	4,754	11,644	13,904	10,630	21,669	57,847	1,638	59,485
Total financial assets	140,830	11,697	11,959	23,241	187,727	68,503	52,832	164,215	473,277	207,855	681,132

2017
Total financial assets	149,774	12,333	11,190	22,517	195,814	64,939	52,064	168,380	481,197	243,867	725,064

Bank deposits	4,585	1,891	16	5	6,497	13,799	2,000	60	22,356		22,356
Bank repos	517	424	—	—	941	—	—	—	941		941
Customer repos	3,774	—	—	—	3,774	—	—	—	3,774		3,774
Customer deposits	337,964	9,310	4,803	3,297	355,374	1,718	11	37	357,140		357,140
Personal	170,746	3,080	1,835	2,426	178,087	1,499	—	—	179,586		179,586
Corporate	132,994	3,056	1,842	631	138,523	83	1	35	138,642		138,642
NBFI	34,224	3,174	1,126	240	38,764	136	10	2	38,912		38,912
Settlement balances	3,066	—	—	—	3,066	—	—	—	3,066		3,066
Trading liabilities										72,350	72,350
Derivatives	—	181	306	—	487	1,062	416	978	2,943	125,954	128,897
Other financial liabilities	202	1,386	2,499	4,153	8,240	9,542	10,536	11,414	39,732		39,732
CPs and CDs	173	1,128	955	901	3,157	—	—	—	3,157		3,157
Medium-term notes	7	225	1,490	3,149	4,871	6,397	10,536	7,817	29,621		29,621
Covered bonds	—	—	—	—	—	3,145	—	2,222	5,367		5,367
Securitisations	—	—	—	—	—	—	—	1,375	1,375		1,375
Customer deposits DFV	22	33	54	103	212	—	—	—	212		212
Subordinated liabilities	16	39	164	80	299	450	4,534	5,252	10,535		10,535
Other liabilities (2)	2,152	—	—	—	2,152	—	—	—	2,152		2,152
Total financial liabilities	352,276	13,231	7,788	7,535	380,830	26,571	17,497	17,741	442,639	198,304	640,943

2017
Total financial liabilities	360,684	10,564	8,155	6,647	386,050	16,882	23,262	17,167	443,361	232,917	676,278

Note:

(1)	Loans to customers excludes £3,318 million (2017 - £3,814 million) of Impairment provisions.
(2)	Represents notes in circulation.

Capital and risk management

Capital, liquidity and funding risk continued

Funding gap: maturity and segment analysis

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

The net behavioural funding surplus/(gap) and contractual maturity analysis is set out below.

	Contractual maturity (1)												Behavioural maturity
	Loans to customers				Customer accounts				Net surplus/(gap)				Net surplus/(gap)
	Less than	1-5	Greater than		Less than	1-5	Greater than		Less than	1-5	Greater than		Less than	1-5	Greater than
	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total
2018	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
UK PBB	15	39	108	162	183	1	—	184	168	(38)	(108)	22	(2)	16	8	22
UB RoI	2	6	11	19	18	—	—	18	16	(6)	(11)	(1)	1	(3)	1	(1)
CB	35	38	16	89	95	1	—	96	60	(37)	(16)	7	(1)	20	(12)	7
PB	5	5	4	14	28	—	—	28	23	(5)	(4)	14	2	1	11	14
RBSI	6	5	3	14	28	—	—	28	22	(5)	(3)	14	1	3	10	14
NWM	17	3	1	21	13	—	—	13	(4)	(3)	(1)	(8)	(2)	(4)	(2)	(8)
Centre	—	—	—	—	1	—	—	1	1	—	—	1	1	—	—	1
Total	80	96	143	319	366	2	—	368	286	(94)	(143)	49	—	33	16	49

2017
Total	83	93	147	323	363	4	—	367	280	(89)	(147)	44	(6)	24	26	44

Note:

(1)	Loans to customers and customer accounts include trading assets and trading liabilities respectively and excludes reverse repos and repos.

Key points

•              The net customer funding surplus has increased by £5billion during 2018 to £49billion driven by £1billion deposit growth and £4billion lending reduction

•              Customer deposits and customer loans are broadly matched from a behavioural perspective.

•              The net funding surplus in 2018 is concentrated in the longer dated buckets, reflecting the stable characteristics of customer deposits and lending that is behaviourally shorter dated.

Encumbrance (audited)

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

Programmes to manage the use of assets to support funding actively are established within UK DoLSub, UBI DAC and NatWest Markets Plc.

Capital and risk management

Capital, liquidity and funding risk continued

Balance sheet encumbrance (audited)

The table shows the retained encumbered assets of the Group. Derivatives and Reverse Repos are disclosed within the credit risk section on pages 159 and 160.

	Encumbered as a result of transactions with			Pre-positioned	Unencumbered assets not pre-positioned
	counterparties other than central banks			& encumbered	with central banks
	Covered	SFT,		assets held
	debts &	Derivatives		at central	Readily	Other	Cannot
	securitisations	and similar (2)	Total (3)	banks (4)	available	available	be used	Total	Total
2018	(1) £bn	£bn	£bn	£bn	(5) £bn	(6) £bn	(7) £bn	£bn	£bn
Cash and balances at central banks	—	6.7	6.7	—	82.2	—	—	82.2	88.9
Trading assets	—	49.1	49.1	—	—	1.3	24.7	26.0	75.1
Derivatives	—	—	—	—	—	—	133.3	133.3	133.3
Settlement balances	—	—	—	—	—	—	2.9	2.9	2.9
Loans to banks - amortised cost	0.4	1.0	1.4	—	6.6	0.4	4.5	11.5	12.9
Loans to customers - amortised cost
- residential mortgages
- UK	7.1	—	7.1	110.1	20.9	11.5	—	32.4	149.6
- RoI	2.8	—	2.8	2.1	8.9	—	—	8.9	13.8
- credit cards	—	—	—	—	3.7	0.3	—	4.0	4.0
- personal loans	—	—	—	—	5.8	2.6	1.8	10.2	10.2
- other	2.4	2.4	4.8	4.9	2.3	91.0	24.5	117.8	127.5
Other financial assets	—	10.4	10.4	—	46.0	0.8	2.3	49.1	59.5
Intangible assets	—	—	—	—	—	—	6.6	6.6	6.6
Other assets	—	—	—	—	—	2.3	7.6	9.9	9.9
Total assets	12.7	69.6	82.3	117.1	176.4	110.2	208.2	494.8	694.2

2017
Total assets	13.7	69.9	83.6	113.1	180.0	118.6	242.8	541.4	738.1

Notes:

(1)	Covered debts and securitisations include securitisations, conduits, covered bonds and secured notes.
(2)

Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities.

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

Capital and risk management

Credit risk

Definition

Credit risk is the risk that customers fail to meet their contractual obligation to settle outstanding amounts.

The following disclosures in this section are audited:

•       Forbearance.

•       Impairment, provisioning and write-offs.

•       Transition from IAS 39 to IFRS 9.

•       Key elements of IFRS 9 impairment provisions:

o                 Economic loss drivers (excluding economic parameters).

o                 IFRS 9 credit risk modelling.

o                 Significant increase in credit risk.

o                 Asset lifetimes.

•       Measurement uncertainty and ECL sensitivity analysis.

•       Banking activities (except PDs and additional Stage 2 and Stage 3 analysis).

•       Trading activities.

Sources of risk

The principal sources of credit risk for RBS are lending, off-balance sheet products, derivatives and securities financing, and debt securities. RBS is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Key developments in 2018

•       Asset quality (AQ) remained stable with 61% of the loan exposure and other financial assets rated AQ1-AQ4 (1 January 2018 – 62%) (equating to an indicative investment rating of BBB- or better).

•       New mortgage lending declined in 2018 (£32.8 billion compared to £33.9 billion in 2017). The overall personal portfolio increased by £1.7 billion (principally driven by growth of the mortgage portfolio).

•       While overall credit quality remained stable in the Wholesale portfolio, risk appetite was tightened in certain sectors where it was considered appropriate based on leading indicator information.

•       IFRS 9 Financial Instruments, which covers credit provisions, was implemented with effect from 1 January 2018. In line with expectations, the new accounting standard resulted in an overall increase in provisions compared with the previous accounting standard IAS 39. Further detail is provided later in the report.

•       Impairment provisions totalled £3.4 billion at the year end representing coverage on amortised cost loans excluding balances at central banks of 1.1%.

•       The ECL charge for the year was £398 million. This reflected the relatively stable external environment.

Risk governance

Credit risk management activities include:

•       Defining credit risk appetite for the management of concentration risk and credit policy to establish the key risks in the process of providing credit and the controls that must be in place to mitigate them.

•       Approving credit limits for customers.

•       Oversight of the first line of defence to ensure that credit risk remains within the risk appetite set by the Board and that credit policy controls are being operated adequately and effectively.

The Chief Credit Officer, Ring-Fenced Bank, chairs the Wholesale and Retail Credit Risk Committees. These committees provide oversight of the aggregated RBS credit risk profile and review, recommend or approve risk appetite limits (depending on their materiality) within the appetite set by the RBS Board.

The Chief Credit Officer, Ring-Fenced Bank, also chairs provisions committees in PBB and CPB. These committees review and approve individually assessed net expected credit losses (ECLs) above agreed approval thresholds and review and approve the adequacy of all portfolio level ECLs in the businesses. Similar provisions committees operate in Ulster Bank RoI, NatWest Markets and RBSI.

Risk appetite

RBS’s approach to lending is governed by comprehensive credit risk appetite frameworks. The frameworks are closely monitored and actions are taken to adapt lending criteria as appropriate. Credit risk appetite aligns to the strategic risk appetite set by the Board, which includes capital adequacy, earnings volatility, funding and liquidity, and stakeholder confidence. The credit risk appetite frameworks have been designed to reflect factors (for example, strategic and emerging risks) that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the credit risk appetite frameworks and risk appetite limits. The frameworks are supported by a suite of transaction acceptance standards that set out the risk parameters within which franchises should operate.

The Personal credit risk appetite framework sets limits that measure and control the quality of both existing and new business for each relevant franchise or business segment. The actual performance of each portfolio is tracked relative to these limits and management action is taken where necessary. The limits apply to a range of credit risk-related measures including expected loss at both portfolio and product level, projected credit default rates across products and the loan-to-value (LTV) ratio of the Personal mortgage portfolios.

For Wholesale, the four formal frameworks used – and their basis for classification – are detailed in the following table.

Framework	Basis for classification
	Measure	Other
Single name concentration	Exposure	Risk – based on loss given default for a given probability of default
Sector		Risk – based on economic capital and other qualitative factors
Country		Probability of default of a sovereign and average loss given default
Product and asset class		Risk – based on heightened risk characteristics

Risk controls

Credit policy standards are in place for both the Wholesale and Personal portfolios. They are expressed as a set of mandatory controls.

Risk identification and measurement

Credit stewardship

Risks are identified through relationship management and/or credit stewardship of portfolios or customers. Credit risk stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

Capital and risk management

Credit risk continued

Risk models

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

Asset quality

All credit grades map to an asset quality scale, used for external financial reporting. For Wholesale customers, a master grading scale is used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be aggregated and reported at differing levels of detail depending on stakeholder or business requirements. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%).

Risk mitigation

Risk mitigation techniques, as set out in the appropriate credit policies, are used in the management of credit portfolios across RBS. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE).

The valuation methodologies for residential mortgage collateral and CRE are detailed below.

Residential mortgages – RBS takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. RBS values residential property during the loan underwriting process by either appraising properties individually or valuing them collectively using statistically valid models. RBS updates residential property values quarterly using the relevant residential property index namely:

Region	Index used
UK	Halifax quarterly regional house price index
Northern Ireland	UK House Price Index (published by the Land Registry)
Republic of Ireland	Central Statistics Office residential property price index

The current indexed value of the property is a component of the ECL provisioning calculation.

Commercial real estate valuations – RBS has a panel of chartered surveying firms that cover the spectrum of geography and property sectors in which RBS takes collateral. Suitable valuers for particular assets are contracted through a single service agreement to ensure consistency of quality and advice. Valuations are commissioned when an asset is taken as security; a material increase in a facility is requested; or a default event is anticipated or has occurred. In the UK, an independent third-party market indexation is applied to update external valuations once they are more than a year old and every three years a formal independent valuation is commissioned.

In the Republic of Ireland, assets are revalued in line with the Central Bank of Ireland threshold requirements, which permits indexation for lower value assets, but demands regular Red Book valuations for distressed higher value assets. The current indexed value of the property is a component of the ECL provisioning calculation.

Counterparty credit risk

In addition to the credit risk management practices set out in this section, RBS mitigates counterparty credit risk arising from both derivatives transactions and repurchase agreements through the use of market standard documentation, enabling netting (for credit risk management only and not for accounting purposes), and through collateralisation.

Amounts owed by RBS to a counterparty are netted against amounts the counterparty owes RBS, in accordance with relevant regulatory and internal policies. Netting is only applied if a netting agreement is in place.

Risk assessment and monitoring

Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Wholesale portfolios.

Personal

Personal customers are served through a lending approach that entails making a large number of small-value loans. To ensure that these lending decisions are made consistently, RBS analyses internal credit information as well as external data supplied from credit reference agencies (including historical debt servicing behaviour of customers with respect to both RBS and other lenders). RBS then sets its lending rules accordingly, developing different rules for different products.

The process is then largely automated, with each customer receiving an individual credit score that reflects both internal and external behaviours and this score is compared with the lending rules set. For relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions. These decisions are made within specified delegated authority limits that are issued dependent on the experience of the individual.

Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened materially to sustain growth.

Wholesale

Wholesale customers – including corporates, banks and other financial institutions – are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis. Consideration is given to identifying groups of individual customers with sufficient inter-connectedness to merit assessment as a single risk.

A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction.

For lower risk transactions below specific thresholds, credit decisions can be approved through self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules to provide a recommended credit decision. Such credit decisions must be within the approval authority of the relevant business sanctioner.

Capital and risk management

Credit risk continued

For all other transactions credit is only granted to customers following joint approval by an approver from the business and the credit risk function. The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities Framework Policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority. Both business and credit approvers are accountable for the quality of each decision taken, although the credit risk approver holds ultimate sanctioning authority.

Transaction Acceptance Standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite.

Credit grades (PD and LGD) are reviewed and if appropriate re-approved annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

A key aspect of credit risk stewardship is ensuring that, when signs of customer stress are identified, appropriate debt management actions are applied.

Problem debt management

Personal

Early problem identification

Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using RBS data and external information from credit reference agencies. Pro-active contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach the aim is to prevent a customer’s financial position deteriorating which may then require intervention from the Collections and Recoveries teams.

Personal customers experiencing financial difficulty are managed by the Collections team. If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the Collections and Recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular process and supported by a specialist team to ensure the customer receives appropriate support for their circumstances.

Collections

When a customer exceeds an agreed limit or misses a regular monthly payment the customer is contacted by RBS and requested to remedy the position. If the situation is not regularised then, where appropriate, the Collections team will become more fully involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and ‘breathing space’. In the event that an affordable/sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team. For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment.

In the Republic of Ireland, the relationship may pass to a specialist support team prior to any transfer to recoveries, depending on the outcome of customer financial assessment.

Recoveries

The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer’s debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. Exposures subject to formal debt recovery are defaulted and categorised as Stage 3 impaired.

Wholesale

Early problem identification

Each segment and sector has defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to classify the customer within the Risk of Credit Loss framework.

Risk of Credit Loss framework

The framework focuses on Wholesale customers whose credit profiles have deteriorated since origination. Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to RBS. There are two classifications which apply to non-defaulted customers within the framework – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures subject to the framework are categorised as Stage 2 and subject to a lifetime loss assessment. The framework also applies to those customers that have met RBS’s default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes.

Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities.

Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within RBS’s current risk appetite prior to maturity.

Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to RBS in the next 12 months (should mitigating action not be taken or not be successful).

Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. Actions include a review of the customer’s credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business, or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures are regularly reviewed by a Risk of Credit Loss Committee. The committee members are experienced credit, business and restructuring specialists. The purpose of the committee is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to RBS.

Capital and risk management

Credit risk continued

Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (refer to Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum.

Other potential outcomes of the relationship review are to: remove the customer from the Risk of Credit Loss framework, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship.

The Risk of Credit Loss framework does not apply to problem debt management for Business Banking customers in UK PBB. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the Business Banking recoveries team where a loan has been impaired.

Restructuring

For the Wholesale problem debt portfolio, customer relationships are mainly managed by the Restructuring team (excluding customers managed by UK PBB). The purpose of Restructuring is to protect RBS’s capital. Where practicable, Restructuring does this by working with corporate and commercial customers to support their turnaround and recovery strategies and enable them to return to mainstream banking. Restructuring will always aim to recover capital in a fair and efficient manner.

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

Forbearance (audited)

Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer’s financial difficulties.

The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance.

A loan/debt may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms.

In the Personal portfolio, loans are considered forborne until they meet the exit criteria set out by the European Banking Authority. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due. Exit criteria are not currently applied for Wholesale portfolios.

Types of forbearance

Personal

In the Personal portfolio, forbearance may involve payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears and, in the Republic of Ireland only, temporary interest-only conversions. Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans. This includes instances where forbearance may be provided to customers with highly flexible mortgages.

Wholesale

In the Wholesale portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps.

Monitoring of forbearance

Personal

For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance.

Wholesale

In the Wholesale portfolio, customer PDs and facility LGDs are re-assessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the cooperation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, RBS will consider other options such as the enforcement of security, insolvency proceedings or both, although these are options of last resort.

Provisioning for forbearance

Personal

The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is likely to continue to do so.

The loan would remain in forbearance for the defined probation period and be subject to performance criteria. These include making regular repayments and being less than 30 days past due.

Additionally for some forbearance types a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (UK PBB collections function).

For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment.

For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans with the exception of Ulster Bank RoI, where forborne loans which result in an economic loss form a separate risk pool and are subjected to specific provisioning treatments.

Capital and risk management

Credit risk continued

Wholesale

Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer’s financial position and prospects – as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings – are considered in order to establish whether an impairment provision is required.

Wholesale loans granted forbearance are individually assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment.

Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This difference will lead to a customer being classified as non-performing.

In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of Wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off or released and the balance of the loan returned to performing status. This is not dependent on a specified time period and follows the credit risk manager’s assessment.

Impairment, provisioning and write-offs (audited)

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality.

The new IFRS 9 impairment provisions accounting standard was implemented with effect from 1 January 2018. Set out below is further detail regarding the impact of the transition from IAS 39 to IFRS 9 impairment provisioning, how key credit risk management activities link to IFRS 9 impairment provisioning and the key policy and modelling decisions that have been made in implementing IFRS 9 (refer also to Accounting policy 14 and Note 14 on the consolidated accounts).

Transition from IAS 39 to IFRS 9 (audited)

RBS implemented IFRS 9 with effect from 1 January 2018 with no restatement of comparatives other than the Day One impact on implementation reflected in opening equity.

Cash flows and cash losses are unchanged by the change in impairment framework from IAS 39 to IFRS 9. IFRS 9 has changed the basis of loss calculation to expected loss (forward-looking), as opposed to the incurred loss model under IAS 39, which focused only on losses that had already occurred. There are a number of changes as well as judgements involved in measuring ECL. New elements include:

•           Move from incurred loss model to expected loss model, including all performing assets having 12-month ECL on origination – £513 million increase in provision partly offset by the IAS 39 latent loss provision of £390 million.

•           Determination of significant increase in credit risk – this moves a subset of assets from a 12-month ECL (Stage 1) to lifetime ECL (Stage 2) when credit risk has significantly increased since origination – £356 million increase in provision.

•           Change in scope of impaired assets (Stage 3) – £73 million increase in provision primarily reflecting assets that have defaulted but with expectation of full recovery under IAS 39.

•           Incorporation of forward-looking information, including multiple economic scenarios (MES). MES are assessed in order to identify non-linearity of losses in the portfolio – £64 million increase in provision.

Key differences in moving from IAS 39 to IFRS 9 on impairment loss (audited)	Total
£m
31 December 2017 - IAS 39 impairment provision (1)	3,832
Removal of IAS 39 latent provision	(390)
IFRS 9 12 month ECL on Stage 1 and Stage 2	513
Increase in Stage 2 ECL to lifetime (discounted)	356
Stage 3 loss estimation (EAD and LGD)	73
Impact of MES	64
1 January 2018 - IFRS 9 ECL	4,448

Note:

(1)	Includes £3,814 million relating to loans, less £10 million on loans that were carried at fair value and £28 million relating to FVOCI and LAR debt securities.

Key points

•       Overall provisions – The overall provisioning requirement under IFRS 9 increased by £616 million – a 16% increase relative to IAS 39. The main driver of the increase was the requirement to hold a minimum of 12 months of ECL on performing assets, increasing to lifetime loss for assets that have exhibited a significant increase in credit risk.

•       Performing assets – Compared with the latent loss provision held under IAS 39 of £390 million, the ECL requirement on performing assets (Stage 1 and Stage 2) more than doubled, increasing by £479 million to £869 million.

•       Non-performing assets – The IFRS 9 provisioning requirement on non-performing assets in Stage 3 was less affected. The ECL requirement of £3.6 billion was £123 million (4%) higher compared with IAS 39 impaired portfolio provisions of £3.4 billion principally on defaulted assets that did not carry a provision, reflecting the expectation of full recovery under IAS 39.

•       UK PBB and Ulster Bank RoI combined – The exposures in these two segments are primarily Personal. The ECL provisioning requirement was £2.8 billion, an uplift of £384 million relative to the IAS 39 provision. This was driven by the higher provisioning requirement on performing assets, principally on the UK credit card portfolio where provisions increased by £122 million (31% of the total increase).

•       CPB and NatWest Markets – The assets are mainly Wholesale. The ECL provisioning requirement was £1.6 billion, an uplift of £222 million relative to IAS 39. The uplift in Stage 3 assets of £83 million was principally driven by assets defaulted but with expectation of full recovery under IAS 39.

Capital and risk management

Credit risk continued

Key elements of IFRS 9 impairment provisions (audited)

IFRS 9 introduced additional complexity into the determination of credit impairment provisioning requirements. However, the building blocks that deliver an ECL calculation already existed in RBS. Existing Basel models were used as a starting point in the construction of IFRS 9 models, which also incorporate term extension and forward-looking information.

Five key areas may materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three relate to their application:

•       Model build:

o                 The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing mechanisms).

o                 The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for assets in Stage 2.

•       Model application:

o                 The assessment of the significant increase in credit risk and the formation of a framework capable of consistent application.

o                 The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience).

o                 The determination of a base case (or central) economic scenario which has the most material impact (of all forward-looking scenarios) on the measurement of loss (RBS uses consensus forecasts to remove management bias).

Policy elections and simplifications relating to IFRS 9

In addition to the five key areas above, which are relevant from period to period, there was one further significant judgment that was made as a one-off exercise to support the Day One implementation: this was the application of the new IFRS 9 models to the determination of origination date metrics. Since it is not possible to determine the economic forecasts and alternative scenarios going backwards in time it is necessary to use a series of assumptions to enable this process. RBS assumed a flat economic forecast, for all dates historically. There were some other less significant judgments, elections and simplification assumptions that informed the ECL process; these were not seen as ‘critical’ in determining the appropriate level of impairment but represented choices taken by management across areas of estimation uncertainty. The main examples of these are:

•       Models – for example in the case of some low default portfolios, Basel parameter estimates have been applied for IFRS 9.

•       Non-modelled portfolios – certain portfolios have their Basel II capital requirement calculated under the standardised framework for regulatory purposes and do not have systematically modelled PDs, EADs and LGDs. Under IFRS 9, they have bespoke treatments for the identification of significant increase in credit risk and ECL provisions. With respect to the latter, benchmark PDs, EADs and LGDs are used with the benchmarks being reviewed annually for appropriateness. The main non-modelled portfolios are Private Banking, RBSI personal and Lombard.

•       Discounting of future losses – the ECL calculation is based on expected future cash-flows. These are discounted using the effective interest rate – for practical purposes, this is typically applied at a portfolio level rather than being established and operated at an individual asset level.

•       Multiple economic scenarios (MES) – it is the selection of the central (or base) scenario that is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities. Different approaches to model MES around the central scenario have all been found of low significance for the overall ECL impact.

Economic loss drivers

Introduction (audited)

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach already used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by asset class and where relevant – industry sector and region) are based on a selected, small number of economic factors, (typically two to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgment.

The most material primary economic loss drivers for Personal portfolios include national GDP, unemployment rate, House Price Index, and base rate for UK and Irish portfolios as relevant. In addition to some of these loss drivers, for Wholesale portfolios, world GDP is a primary loss driver.

Central base case economic scenario (audited)

The internal base case scenario is the primary forward-looking economic information driving the calculation of ECL The same base case scenario is used for RBS’s financial planning. The key elements of the current economic base case, which includes forecasts over a five year forecast horizon, are summarised as follows:

•       United Kingdom – The central scenario projects modest growth in the UK economy, in line with the consensus outlook. Brexit related uncertainty results in subdued confidence in the near term, placing it in the lower quartile of advanced economies. Business investment is weak at the start of the forecast, improving only gradually. Consumer spending rises steadily as households benefit from falling inflation and rising wage growth, though it is a modest upturn. The central scenario assumes slower job growth than seen in recent years, meaning unemployment edges up from its current historic lows. House price growth slows, extending the current slowdown, before picking up to low single digit growth in later years. Monetary policy follows the market implied path for Bank of England base rate at the time the scenarios were set, therefore it is assumed only two further base rate increases over the next five years.

•       Republic of Ireland – The economy is expected to continue on its positive trajectory with growth expected to revert closer to long run averages in the medium term. Job growth is expected to moderate with the unemployment remaining around 5%. Meanwhile house price growth continues to moderate to a low single-digit pace. As always, a small open economy such as RoI remains very sensitive to the global economic environment and expectations can change at short notice.

Use of the central base case in Personal

In Personal the internal base case is directly used as the central scenario for the ECL calculations by feeding the forecasted economic loss drivers into the respective PD and LGD models

Use of the central base case in Wholesale

As in Personal the primary input is the central base case scenario but a further adjustment is applied to explicitly enforce a gradual reversion to long run average credit cycle conditions from the first projected year onwards.

This adjustment process leverages the existing Wholesale credit models framework that utilises Credit Cycle Indices (CCI) to measure the point-in-time default rate conditions in a comprehensive set of region/industry groupings. The CCI are constructed by summarising market data based point-in-time PDs for all publicly listed entities in the respective region/industry grouping on a monthly frequency. Positive CCI values indicate better than average conditions, i.e. low default rates and a CCI value of zero indicates default rate conditions at long run average levels. The CCI can be interpreted as an aggregation of the primary economic loss drivers most relevant for each portfolio segment into a single measure. The central base case scenario forecasts provided at the level of economic loss drivers are fed into the ECL calculations by first translating them into corresponding CCI forecasts for each portfolio segment and subsequently applying the aforementioned mean-reversion adjustment.

Capital and risk management

Credit risk continued

Initially at transition, mean reversion was applied from year five onwards. Since H1 2018, mean reversion is applied from the first year onwards. The earlier application of the mean reversion adjustment was introduced to account for two empirical observations. Firstly historic credit loss rates in Wholesale portfolios show pronounced mean reversion behaviour and secondly, the accuracy of economic forecasts tends to drop significantly for horizons beyond one or two years.

Approach for MES (audited)

The response of portfolio loss rates to changes in economic conditions is typically non-linear and asymmetric. Therefore in order to appropriately take account of the uncertainty in economic forecasts a range of MES are considered when calculating ECL.

•           Personal – the approach to MES is based on using a set of discrete scenarios. In addition to the central base case a further four bespoke scenarios are taken into account – a base case upside and downside – and an additional upside and downside. The overall MES ECL is calculated as a probability weighted average across all five scenarios. (Refer to the Probability weightings of scenarios section below).

The ECL impact on the Personal portfolio arising from the application of MES over the single, central base case is relatively low, and following review by the Provisions Committee, overlays were agreed to ensure the expected effect of non-linearity of losses was appropriately recognised. As at 31 December 2018, the value of the overlays was £26 million for UK PBB and £26 million for Ulster Bank RoI.

•           Wholesale – the approach to MES is a Monte Carlo method that involves simulating a large number of alternative scenarios around the central scenario (adjusted for mean reversion) and averaging the losses and PD values for each individual scenario into unbiased expectations of losses (ECL) and PD.

The simulation of alternative scenarios does not occur on the level of the individual economic loss drivers but operates on the aggregate CCI described earlier. Since the existing Wholesale credit models for PD and LGD were already built within the CCI framework the chosen Monte Carlo method provided a conceptually rigorous but still efficient approach to implement the MES requirement.

The Monte Carlo MES approach increases Wholesale ECL for Stage 1 and Stage 2 by approximately 5% above the single, central scenario outcomes. No additional MES overlay was applied for Wholesale.

For both Personal and Wholesale, the impact from MES is factored in to account level PDs through scalars. These MES-adjusted PDs are used to assess whether a significant increase in credit risk has occurred.

Key economic loss drivers – average over the five year planning horizon (2019 to 2023 for 31 December 2018 and 2018 to 2022 for 1 January 2018) – in the most relevant planning cycle for the central base case and two upside and downside scenarios used for ECL modelling are set out below.

Economic parameters

	31 December 2018					1 January 2018
UK	Upside 2	Upside 1	Base case	Downside 1	Downside 2	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%	%	%	%	%	%
GDP - change	2.6	2.3	1.7	1.5	1.1	2.2	1.9	1.7	1.5	1.3
Unemployment	3.3	3.8	5.0	5.6	6.9	5.0	5.2	5.3	5.4	5.5
House Price Inflation - change	4.3	3.3	1.7	1.1	(0.5)	4.2	3.4	3.1	2.9	2.7
Bank of England base rate	1.7	1.3	1.1	0.5	—	1.7	1.2	0.8	0.4	0.2
Republic of Ireland
GDP - change	4.3	3.6	3.0	3.1	2.8	3.6	3.2	2.9	2.6	2.3
Unemployment	4.2	4.6	5.2	6.0	6.8	5.0	5.4	5.7	5.9	6.1
House Price Inflation - change	9.2	6.8	4.0	3.2	0.8	6.7	5.4	4.4	3.7	3.0
European Central Bank base rate	1.3	0.8	0.3	—	—	0.6	0.4	0.1	0.1	—
World GDP - change	3.6	3.2	2.7	2.5	2.3	2.9	2.7	2.6	2.5	2.4
Probability weight	12.8	17.0	30.0	25.6	14.6	5.0	15.0	60.0	15.0	5.0

Probability weightings of scenarios (audited)

RBS’s approach to IFRS 9 MES in Personal involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights to those scenarios. This has the following basic steps:

•       Scenario selection – for 2018 two upside and two downside scenarios from Moody’s inventory of scenarios were chosen. The aim is to obtain downside scenarios that are not as severe as stress tests, so typically have a severity of around one in ten and one in five of approximate likelihood, along with corresponding upsides.

•       Severity assessment – having selected the most appropriate scenarios their severity is then assessed based on the behaviour of UK GDP by calculating a variety of measures such as average GDP growth deviation from base and peak to trough falls in GDP. These measures are compared against a set of 1,000 model runs and it is established what percentile in the distribution most closely corresponds with each scenario.

•       Probability assignment – having established the relevant percentile points, probability weights are assigned to ensure that the scenarios produce an unbiased result. If the severity assessment step shows the scenarios to be broadly symmetric, then this will result in a symmetric probability weighting (same probability weight above and below the base case, as was used in the first half of 2018). However if the downsides are not as extreme as the upsides, then more probability weight is allocated to the downsides to ensure the unbiasedness requirement is satisfied (as was the case in the second half of 2018). This adjustment is made purely to restore unbiasedness, not to address any relative skew in the distribution of risks in the economic outlook, which is dealt with through overlays and covered in the section on UK economic uncertainty.

Capital and risk management

Credit risk continued

UK economic uncertainty (audited)

RBS’s 2018 results were prepared during the run up to the UK leaving the European Union, a period of elevated uncertainty over the UK economic outlook. RBS’s approach to capturing that elevated uncertainty is to apply an overlay to ECL. Information is used from the earnings volatility scenario that is part of the 2018 planning process and credit risk appetite setting. Key elements include an alternative path the economy could take, being characterised as more severe than the Bank of England’s “Disruptive Brexit” scenario (ACS) but less severe than the “Disorderly Brexit” scenario and then applying management judgement as to its likelihood. The RBS-wide overlay of £101 million booked in the third quarter of 2018 remained in place at the year end.

IFRS 9 credit risk modelling (audited)

IFRS 9 introduced lifetime ECL for the measurement of credit impairment. This required the development of new models or the enhancement of existing Basel models. IFRS 9 ECLs are calculated using a combination of:

•       Probability of default.

•       Loss given default.

•       Exposure at default.

In addition, lifetime PDs (as at reporting date and at date of initial recognition) are used in the assessment of a significant increase in credit risk (SICR) criteria.

IFRS 9 ECL model design principles

To meet IFRS 9 requirements for ECL estimation, PD, LGD and EAD used in the calculations must be:

•       Unbiased – material regulatory conservatism has been removed to produce unbiased model estimates.

•       Point-in-time – recognise current economic conditions.

•       Forward-looking – incorporated into PD estimates and, where appropriate, EAD and LGD estimates.

•       For the life of the loan – all models produce a term structure to allow a lifetime calculation for assets in Stage 2 and Stage 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition. Due to data availability, two practical measures have been taken:

•       Where model inputs were not available at the point of initial recognition the earliest available robust metrics were used. For instance, since Basel II was introduced in 2008, the earliest available and reliable production Basel PDs range from between December 2007 and April 2008 depending on the portfolio.

•       Economic conditions at the date of initial recognition have been assumed to remain constant from that point forward.

PD estimates

Personal models

Personal PD models use an Exogenous, Maturity and Vintage (EMV) approach to model default rates by taking into account EMV effects. The EMV approach separates portfolio default risk trends into three components: vintage effects (quality of new business over time), maturity effects (changes in risk relating to time on book) and exogenous effects (changes in risk relating to changes in macro economic conditions). This EMV methodology has been widely adopted across the industry because it enables forward-looking information to be modelled separately by isolating exogenous or macroeconomic effects. Forward-looking information is incorporated by fitting an appropriate macroeconomic model, such as the relevant stress testing model to the exogenous component and utilising forecasts of the relevant macro-economic factors.

Wholesale models

Wholesale PD models use the existing CCI based point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in-time estimates that reflect current economic conditions across a comprehensive set of region/industry segments.

One year point-in-time PDs are then extrapolated to multi-year PDs using a conditional transition matrix approach. The conditional transition matrix approach allows the incorporation of forward-looking information, provided in the form of yearly CCI projections, by adjusting the credit state transition probabilities according to projected, forward-looking changes of credit conditions in each region/industry segment.

This results in forward-looking point-in-time PD term structures for each obligor from which the lifetime PD for a specific exposure can be calculated according to the exposure’s residual contractual maturity.

LGD estimates

The general approach for the IFRS 9 LGD models was to leverage the Basel LGD models with bespoke IFRS 9 adjustments to ensure unbiased estimates, that is, the use of effective interest rate as the discount rate and the removal of downturn calibration, indirect costs, other conservatism and regulatory floors.

Personal

Forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has indicated minimal impact for the other Personal portfolios. For UBIDAC, a bespoke IFRS 9 LGD model is used, reflecting its specific regional market.

Wholesale

Current and forward-looking economic information is incorporated into the LGD estimates using the existing CCI framework. For low default portfolios (for example, sovereigns) loss data is too scarce to substantiate estimates that vary with systematic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

EAD estimates

Retail

The IFRS 9 Personal modelling approach for EAD is dependent on product type.

•       Revolving products use the existing Basel models as a basis, with appropriate adjustments incorporating a term structure based on time to default.

•       Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.

•       There is no EAD model for Personal loans. Instead, debt flow (i.e. combined PD x EAD) is directly modelled.

Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Retail portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Wholesale

For Wholesale, EAD values are estimated on the basis of credit conversion factor (CCF) models. RBS have observed historic, realised CCF values to vary over time but there is no clear relationship between the temporal changes in CCF and economic conditions. RBS attribute changes in CCFs to changes in exposure management practices.

Therefore RBS does not include forward-looking economic information into projected CCF/EAD. To ensure CCF values reflect most recent exposure management practices, RBS update CCF coefficients in the model frequently (typically annually) using the last five years of observed data.

Capital and risk management

Credit risk continued

Governance and post model adjustments

The IFRS 9 PD, EAD and LGD models are subject to RBS’s model monitoring and governance frameworks, which include approving post model adjustments (PMAs) calculated to incorporate the most recent data available and made on a temporary basis ahead of the underlying model parameter changes being implemented. These PMAs totalled approximately £60 million at the year end primarily in respect of PD under-predictions. In addition, as at 31 December 2018, judgemental ECL overlays on the UK PBB mortgage portfolio totalled £30 million, including £15 million in respect of the repayment risk not captured in the models that a proportion of customers on interest only mortgages will not be able to repay the capital element of their loan at end of term. The overlay for interest only mortgages was based on an analysis of recent experience on customer repayments pre and post end of term, and modelling that forward for maturities over the next ten years. These adjustments were over and above those covering economic uncertainty and non-linearity of losses discussed above and are also subject to over-sight and governance by the Provisions Committee.

Significant increase in credit risk (audited)

Exposures that are considered significantly credit deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). RBS has adopted a framework to identify deterioration based primarily on movements in probability of default supported by additional backstops. The principles applied are consistent across RBS and align to credit risk management practices.

The framework comprises the following elements:

•       IFRS 9 lifetime PD assessment (the primary driver) – on modelled portfolios the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount deterioration is assumed to have occurred and the exposure transferred to Stage 2 for a lifetime loss assessment. For Wholesale, a doubling of PD would indicate a significant increase in credit risk subject to a minimum PD uplift of 0.1%. For Personal portfolios, the criteria varies by risk band, with lower risk exposures needing to deteriorate more than higher risk exposures, as outlined in the following table:

Personal risk bands	Risk bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
Risk band A	<0.762%	PD@DOIR + 1%
Risk band B	<4.306%	PD@DOIR + 3%
Risk band C	>=4.306%	1.7 x PD@DOIR

•       Qualitative high-risk backstops – the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Wholesale exposures managed within the Risk of Credit Loss framework, and for Personal, adverse credit bureau results.

•       Persistence (Personal and Business Banking only) – the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. It is a Personal methodology feature and is applied to PD driven deterioration only.

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:

•       Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.

•       Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.

•       Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Asset lifetimes (audited)

The choice of initial recognition and asset duration is another critical judgement in determining the quantum of lifetime losses that apply.

•       The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of SICR.

•       For asset duration, the approach applied (in line with IFRS 9 requirements) is:

o        Term lending – the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected pre-payment and amortisation).

o        Revolving facilities – for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For Wholesale portfolios, asset duration is based on annual counterparty review schedules and will be set to the next review date.

In the case of credit cards, the most significant judgement is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped the ECL impact is estimated at less than £90 million, compared to £75 million at transition, with the increase primarily reflecting refinements to criteria used to identify a significant increase in credit risk during the year.

The approach reflects RBS practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9. Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between three and ten years. Across Europe durations are shorter and are, in some cases, as low as one year.

Measurement uncertainty and ECL sensitivity analysis (audited)

The recognition and measurement of ECL is highly complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Set out below is the impact of some of the material sensitivities considered for 2018 year end reporting. These ECL simulations are separate to the impact arising from MES as described earlier in this disclosure, which impacts are embedded in the reported ECL. Given the current benign environment for impairments the focus is on downsides to the existing ECL provision levels.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL uplifts reflect the simulated impact as at the year end balance sheet date. As default is an observed event as at the balance sheet date, Stage 3 provisions are not subject to the same level of measurement uncertainty, and therefore have not been considered in this analysis. The following common scenarios have been applied across the key Personal and Wholesale portfolios:

Capital and risk management

Credit risk continued

•          Economic uncertainty – simulating the impact arising from the Downside 2 scenario, which is one of the five discrete scenarios used in the methodology for Personal MES. In the simulation RBS have assumed that the economic macro variables associated with the Downside 2 scenario replace the existing base case economic assumptions, giving them a 100% probability weighting for Personal and using the Monte Carlo approach in Wholesale to simulate the impact of MES around the base case economic scenario.

•          As reflected in the economic metrics in the following table, the Downside 2 scenario assumes a significant economic downturn in the UK in 2019 running in to 2020 with recovery in the later years. UK GDP turns negative in 2019 compared to the base case assumption of continued growth, unemployment increases and peaks at the end of 2020. House prices fall in both 2019 and 2020 before starting to recover, and interest rates are assumed to be lower for longer. An economic slowdown is also assumed in the Republic of Ireland in 2019 and 2020.

	Base case economic parameters					Downside 2 economic parameters
	2019 Q4	2020 Q4	2021 Q4	2022 Q4	2023 Q4	2019 Q4	2020 Q4	2021 Q4	2022 Q4	2023 Q4
UK	%	%	%	%	%	%	%	%	%	%
GDP (year-on-year)	1.7	1.5	1.9	1.8	1.8	(1.2)	1.2	2.7	2.0	2.1
Unemployment rate	4.8	5.0	5.1	5.1	5.1	6.7	7.4	7.3	6.9	6.4
House Price Inflation (year-on-year)	1.1	0.7	1.5	2.3	3.4	(7.0)	(4.5)	1.0	4.1	6.3
Bank of England rate	1.0	1.0	1.3	1.3	1.3	—	—	—	—	—
Republic of Ireland
GDP (year-on-year)	4.2	2.9	2.8	2.8	2.5	0.7	3.5	4.4	4.5	4.0
Unemployment rate	5.2	5.1	5.1	5.2	5.3	7.6	7.7	6.5	5.9	5.7
House Price Inflation (year-on-year)	5.8	2.7	3.0	3.4	3.5	(6.7)	(5.4)	2.2	7.2	8.8
European Central Bank rate	—	—	0.3	0.5	0.8	—	—	—	—	—

World GDP (year-on-year)	2.7	2.4	2.9	2.7	2.5	(0.8)	3.1	4.4	3.2	2.8

This scenario has been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. For some portfolios this creates a significant impact on ECL, for others less so but on balance the impact is deemed reasonable. In this simulation, it is assumed the existing modelled relationship between key economic variables and loss drivers holds good.

•          Portfolio risk – evaluation of the impact of a movement in one of the key metrics, PD, simulating a relative 25% upward shift in PDs.

These common scenarios were complemented with two specific portfolio simulations:

•          Wholesale portfolios – simulating the impact of PDs moving upwards to the through-the-cycle (TTC) average from their current point-in-time (PIT) estimate. This simulation looks solely at PD movements, potential movements in LGD rates have not been considered. With the current benign economic conditions wholesale IFRS 9 PIT PDs are significantly lower than TTC PD. This scenario shows the increase to ECL by immediately switching to TTC PDs providing an indication of long run average expectations. IFRS 9 PDs have been used so there remains some differences to Basel TTC PDs where conservative assumptions are required, such as caps or floors, not permitted under the IFRS 9 best estimate approach.

•          Mortgages – House Price Inflation (HPI) is a key economic driver and RBS have simulated a univariate scenario of a 5% decrease in HPI across the main mortgage portfolios. A univariate analysis using only HPI does not allow for the interdependence across the other key primary loss drivers to be reflected in any ECL estimate. The simulated impact is based on 100% probability weighting to demonstrate the sensitivity of HPI on the central base case. The Downside 2 scenario above has house prices falling by a more material amount, and also includes the impact of PD increases which are not captured under the HPI univariate simulation.

RBS’s core criterion to identify a significant increase in credit risk is founded on PD deterioration, as discussed above. Under the simulations, PDs increase and result in exposures moving from Stage 1 to Stage 2 contributing to the ECL uplift.

Capital and risk management

Credit risk continued

Economic sensitivity analysis

	Actual position at 31 December 2018			Common scenarios (3)
	Stage 1 and Stage 2 (1)			Downside 2			25% PD increase			Discrete scenarios (3)
		of which in	ECL			Exposure in			Exposure in	HPI (4)/TTC PD (5)		Exposure in
	Exposure	Stage 2	provision(2)	Potential ECL uplift		Stage 2	Potential ECL uplift		Stage 2	potential ECL uplift		Stage 2
	£bn	%	£m	£m	%	%	£m	%	%	£m	%	%
UK PBB	155.7	9.1	589.3	186.4	31.6	11.5	174.2	29.6	10.5
Of which: mortgages	137.7	7.3	80.9	—	—	—	—	—	—	5.5	6.8	7.3

Ulster Bank RoI Personal and business banking	12.8	11.9	100.0	60.5	60.5	24.5	24.4	24.4	17.3
Of which: mortgages	12.2	11.4	85.5	—	—	—	—	—	—	6.1	7.2	11.7

Wholesale	261.7	4.1	333.5	79.2	23.8	8.1	86.4	25.9	5.2	106.3	31.9	7.5
Total	430.2	6.1	1,022.8	326.1	31.9	9.8	285.0	27.9	7.5

Notes:

(1)    Reflects drawn exposure and ECL for all modelled exposure in scope for IFRS 9; in addition to loans this includes bonds, and cash. For Personal exposures, this includes UK PBB including business banking, and also Ulster Bank RoI personal and business banking, the analysis excludes Personal exposures such as Private Banking and RBSI.

(2)    The ECL provision includes the ECL overlay taken in quarter 3 to recognise the elevated economic uncertainty in the UK in the period running up to the UK leaving the European Union.

(3)    All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL uplift reflecting the simulated impact at the year end balance sheet date.

(4)    HPI is applied to the most material mortgage portfolios only, UK PBB and Ulster Bank RoI.

(5)    TTC or long-run average PDs are applied to Wholesale portfolios only, excluding business banking exposures in PBB, the impact on which is included within the PBB portfolio for this analysis.

Key points

•       In the downside 2 scenario, the ECL requirement overall was simulated to increase by £326 million on stage 1 and 2 exposures from the current level of £1,023 million. The simulation estimates the balance sheet ECL requirement as at 31 December 2018 and assumes that the economic variables associated with the Downside 2 scenario had been RBS’s base case economic assumption at that time.

•       For the UK PBB franchise, the simulated ECL uplift observed in the Downside 2 scenario was a little higher than under the 25% PD increase, with similar seen in the percentage of exposures simulated to move to Stage 2.

•       In the Downside 2 scenario, the Ulster Bank RoI simulated uplift was more marked than on the other simulations reflecting the weight of mortgage assets in their personal lending portfolio, with the adverse movement in house prices increasing the LGD. A similar affect was observed on the UK PBB mortgage portfolio where the mortgage ECL was simulated to increase by just over 50%, and which impact is included within the overall PBB simulated result. The percentage of exposures simulated to move into Stage 2 in the Downside 2 scenario is notably higher than under the 25% PD increase for the Ulster Bank RoI due to the combined impact of the macro-economic variables utilised for the simulation.

•       On the univariate HPI scenario, the impact of a 5% fall in house prices was relatively modest, the simulated impact was similar in both UK PBB and Ulster Bank RoI. The relationship between the required ECL and house price movements is expected to be non-linear should the level of house prices reduce by more material amounts, with the rate of loss accelerating when prices fall by more than 10%. Ulster Bank RoI also observed a modest increase in the percentage of exposures in Stage 2 reflecting small PD movements, whereas the UK PBB simulation was restricted to the LGD effect alone hence the percentage of assets in Stage 2 remained unchanged.

•       Wholesale, the TTC PD scenario has the most significant impact on ECL highlighting that reverting to long run average PDs is more severe than a 25% increase in PDs or a switch to a downside scenario. Moving to TTC PDs requires an average PD uplift of almost 40%.

•       The TTC PD and 25% PD increase scenarios see a significant ECL uplift in the property portfolio which is not observed under the Downside 2 scenario as under the Downside 2 scenario the Wholesale PDs begin to revert to long run averages (mean reversion) after 12 months so do not fully capture the further deterioration expected in the property portfolio in years 2 and 3.

•       Downside 2 scenario results in more corporate exposure moving to Stage 2 than either the TTC PD or 25% PD increase scenarios. The impact is more concentrated on shorter dated exposure, reflecting the year 1 downturn, which has less of an impact on total ECL.

Capital and risk management

Credit risk – Banking activities

All the disclosures in this section are audited with the exception of Stage 2 analysis and Stage 3 vintage analysis.

Introduction

This section covers the credit risk profile of RBS’s banking activities. Exposures and credit risk measures presented as of and for year ended 31 December 2018 and at 1 January 2018 are on an IFRS 9 basis. Exposures and credit risk measures as of and for the year ended 31 December 2017 are on an IAS 39 basis.

Refer to Accounting policy 14 and Note 14 on the consolidated accounts for revisions to policies and critical judgements relating to impairment loss determination.

Banking activities include a small number of portfolios that were carried at fair value, the most significant of which was the lender-option/buyer-option portfolio of £0.5 billion (1 January 2018 – £2.0 billion). The decrease in the portfolio reflected disposals and valuation changes.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 11 on the consolidated accounts for balance sheet analysis of financial assets that are classified as amortised cost (AC) or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

Financial assets

Of the total third party £471 billion AC and FVOCI balance (gross of ECL), £463.9 billion or 98% was within the scope of the IFRS 9 ECL framework and comprised by stage: Stage 1 £430.1 billion; Stage 2 £26.1 billion and Stage 3 £7.7 billion (1 January 2018 – £468.8 billion of which Stage 1 £430.5 billion; Stage 2 £27.0 billion and Stage 3 £11.3 billion). Total assets within IFRS 9 ECL scope comprised the following by balance sheet caption and stage:

•       Loans: £319.8 billion of which Stage 1 £286.0 billion; Stage 2 £26.1 billion and Stage 3 £7.7 billion (1 January 2018 – £321.3 billion of which Stage 1 £283.3 billion; Stage 2 £26.8 billion and Stage 3 £11.2 billion).

•       Other financial assets: £144.1 billion of which Stage 1 £144.1 billion; Stage 2 nil and Stage 3 nil (1 January 2018 – £147.4 billion of which Stage 1 £147.2 billion; Stage 2 £0.2 billion and Stage 3 nil).

Those assets outside the IFRS 9 ECL framework were as follows:

•       Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £4.9 billion. These were assessed as having no ECL unless there was evidence that they were credit impaired.

•       Equity shares of £0.5 billion as not within the IFRS 9 ECL framework by definition.

•       Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £0.9 billion.

•       Group-originated securitisations, where ECL was captured on the underlying loans of £0.4 billion.

•       Commercial cards which operate in a similar manner to charge cards, with balances repaid monthly via mandated direct debit with the underlying risk of loss captured within the customer’s linked current account of £0.4 billion.

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 27 on the consolidated accounts – reputationally-committed limits, are also included in the scope of the IFRS 9 ECL framework. These are offset by £3.6 billion out of scope balances primarily related to facilities that, if drawn, would not be classified as AC or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £168.9 billion comprised Stage 1 £161.4 billion; Stage 2 £6.9 billion and Stage 3 £0.6 billion.

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – segment analysis (audited)

The table below summarises gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

		Ulster	Commercial	Private			Central items
	UK PBB	Bank RoI	Banking	Banking	RBSI	NWM	& other	Total
31 December 2018 (1)	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost
Stage 1	146,764	17,822	79,106	13,750	13,383	8,196	6,964	285,985
Stage 2	14,954	2,080	7,809	531	289	407	27	26,097
Stage 3	2,220	2,308	2,136	225	101	728	—	7,718
	163,938	22,210	89,051	14,506	13,773	9,331	6,991	319,800
ECL provisions (2)
Stage 1	131	35	94	13	6	6	—	285
Stage 2	488	114	136	10	3	12	—	763
Stage 3	796	638	743	20	17	106	—	2,320
	1,415	787	973	43	26	124	—	3,368
ECL provisions coverage (3)
Stage 1 (%)	0.09	0.20	0.12	0.09	0.04	0.07	—	0.10
Stage 2 (%)	3.26	5.48	1.74	1.88	1.04	2.95	—	2.92
Stage 3 (%)	35.86	27.64	34.78	8.89	16.83	14.56	—	30.06
	0.86	3.54	1.09	0.30	0.19	1.33	—	1.05
Impairment losses
ECL charge (4)	342	15	144	(6)	(2)	(92)	(3)	398
ECL loss rate - annualised (basis points)	20.86	6.75	16.17	(4.14)	(1.45)	(98.60)	(4.29)	12.45
Amounts written-off	557	372	460	7	9	89	—	1,494

		Ulster	Commercial	Private			Central items		Balances at
	UK PBB	Bank RoI	Banking	Banking	RBSI	NWM	& other	Total	central banks	Total
1 January 2018 (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Stage 1	145,650	19,055	84,393	12,755	7,791	11,762	52,523	333,929	96,566	430,495
Stage 2	14,490	2,347	8,490	333	307	995	10	26,972	5	26,977
Stage 3	3,202	3,669	3,468	324	119	501	—	11,283	—	11,283
	163,342	25,071	96,351	13,412	8,217	13,258	52,533	372,184	96,571	468,755
ECL provisions (2)
Stage 1	144	29	58	18	5	2	5	261	1	262
Stage 2	352	106	106	9	5	42	1	621	—	621
Stage 3	1,110	1,054	1,156	27	28	190	—	3,565	—	3,565
	1,606	1,189	1,320	54	38	234	6	4,447	1	4,448
ECL provisions coverage (3)
Stage 1 (%)	0.1	0.1	0.1	0.1	0.1	—	—	0.1	—	0.1
Stage 2 (%)	2.4	4.5	1.2	2.7	1.6	4.2	10.0	2.3	—	2.3
Stage 3 (%)	34.7	28.7	33.3	8.3	23.5	37.9	—	31.6	—	31.6
	1.0	4.7	1.4	0.4	0.5	1.8	—	1.2	—	0.9

Notes:

(1)           The segment analysis tables as at 31 December 2018 include all loans – amortised cost within the scope of IFRS 9. The comparative tables at 1 January 2018 include all financial assets within the scope of IFRS 9, including debt securities of £50.4 billion, of which £42.7 billion related to debt securities classified as FVOCI. ECL on these debt securities at 1 January 2018 was £28 million, of which £4 million related to those classified as FVOCI.

(2)           ECL provisions are provisions on loan assets only. Other ECL provisions not included, relate to cash, debt securities and contingent liabilities, and amount to £28 million, of which £5 million was FVOCI.

(3)           ECL provisions coverage is ECL provisions divided by loans – amortised cost.

(4)           ECL charge balances in the above table include a £3 million charge related to other financial assets, of which a £1 million charge related to assets at FVOCI; and a £31 million release related to contingent liabilities.

The table below shows gross loans (excluding reverse repos) and related credit metrics by segment on an IAS 39 basis.

		Ulster	Commercial	Private			Central items
	UK PBB	Bank RoI	Banking	Banking	RBSI	NWM	& other	Total
2017	£m	£m	£m	£m	£m	£m	£m	£m
Gross loans to banks	500	2,447	697	109	29	7,490	4,992	16,264
Gross loans to customers	162,957	20,623	98,182	13,514	8,743	22,902	77	321,633
Risk elements in lending (REIL)	1,975	3,282	3,196	95	103	253	—	8,904
Provisions	1,280	1,131	1,162	32	35	174	—	3,814
REIL as a % of gross loans to customers	1.2	15.9	3.3	0.7	1.2	1.1	—	2.7
Provisions as a % of REIL	65	34	36	34	34	69	—	43
Provisions as a % of gross loans to customers	0.8	5.5	1.2	0.2	0.4	0.8	—	1.2
Impairment losses/(releases)	235	60	362	6	3	(137)	1	530
Amounts written-off	572	124	335	4	6	167	2	1,210

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – segment analysis (audited)

Key points

•       Total ECL provisions have reduced since transition as a result of reduced provisioning requirements on Stage 3 impaired assets, which reflected ongoing write-offs and debt sales, partially offset by increases in Stage 1 and Stage 2.

•       Stage 3 ECL provisions – The reductions in the UK PBB business reflected a combination of business-as-usual write-offs and debt sale activity. For Ulster Bank RoI the significant reduction since transition was due to the sale of legacy impaired mortgage portfolio debt. In Commercial Banking and NatWest Markets the reductions were mainly attributable to write-offs.

•       Stage 1 and Stage 2 – The increase in Stage 1 and Stage 2 ECL was driven by a number of factors. These included an ECL uplift for economic uncertainty, which affected all businesses, model refinements, asset migrations from Stage 3 impaired and portfolio growth.

•       Provision coverage remained stable in the Stage 1 population and increased in Stage 2, with the uplift including the effect of methodology refinements. The Stage 3 provision coverage reduced slightly including the effect of debt sales and underlying business as usual movements.

•       The impairment charge for the year was £398 million. This reflected the relatively stable external environment.

•       The reduction in the Commercial Banking portfolio reflected the transfer of customers to RBSI and NWM as well as the continued exit from legacy assets.

Segmental loans and impairment metrics (audited)

The table below summarises gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans						ECL provisions (3)
		Stage 2 (2)						Stage 2 (2)

	Stage 1	<30 DPD	>30 DPD	Total	Stage 3	Total	Stage 1	<30 DPD	>30 DPD	Total	Stage 3	Total
31 December 2018 (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	146,764	14,163	791	14,954	2,220	163,938	131	434	54	488	796	1,415
Personal	134,836	12,520	725	13,245	1,908	149,989	101	382	48	430	597	1,128
Wholesale	11,928	1,643	66	1,709	312	13,949	30	52	6	58	199	287
Ulster Bank RoI	17,822	1,968	112	2,080	2,308	22,210	35	103	11	114	638	787
Personal (4)	11,059	1,353	105	1,458	2,153	14,670	13	73	11	84	530	627
Wholesale	6,763	615	7	622	155	7,540	22	30	—	30	108	160
Commercial Banking	79,106	7,445	364	7,809	2,136	89,051	94	134	2	136	743	973
Private Banking	13,750	380	151	531	225	14,506	13	5	5	10	20	43
Personal	10,803	183	25	208	203	11,214	5	3	—	3	17	25
Wholesale	2,947	197	126	323	22	3,292	8	2	5	7	3	18
RBS International	13,383	274	15	289	101	13,773	6	3	—	3	17	26
NatWest Markets	8,196	407	—	407	728	9,331	6	12	—	12	106	124
Central items & other	6,964	27	—	27	—	6,991	—	—	—	—	—	—
Total loans excluding balances at central banks	285,985	24,664	1,433	26,097	7,718	319,800	285	691	72	763	2,320	3,368
Personal	159,553	14,106	865	14,971	4,351	178,875	122	458	59	517	1,158	1,797
Wholesale	126,432	10,558	568	11,126	3,367	140,925	163	233	13	246	1,162	1,571
Balances at central banks	87,181	—	—	—	—	87,181	2	—	—	—	—	2
Total loans	373,166	24,664	1,433	26,097	7,718	406,981	287	691	72	763	2,320	3,370

	Financial assets				ECL provisions (3)
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
1 January 2018 (1)	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	145,650	14,490	3,202	163,342	144	352	1,110	1,606
Ulster Bank RoI	19,055	2,347	3,669	25,071	29	106	1,054	1,189
Commercial Banking	84,393	8,490	3,468	96,351	58	106	1,156	1,320
Private Banking	12,755	333	324	13,412	18	9	27	54
RBS International	7,791	307	119	8,217	5	5	28	38
NatWest Markets	11,762	995	501	13,258	2	42	190	234
Central items & other	52,523	10	—	52,533	5	1	—	6
Total financial assets excluding balances at central banks	333,929	26,972	11,283	372,184	261	621	3,565	4,447
Balances at central banks	96,566	5	—	96,571	1	—	—	1
Total financial assets	430,495	26,977	11,283	468,755	262	621	3,565	4,448

For the notes to this table refer to the following page.

Capital and risk management

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

The table below summarises gross loans and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage						ECL
		Stage 2 (2,3)					Total		Amounts
	Stage 1	<30 DPD	>30 DPD	Total	Stage 3	Total	charge	Loss rate	written-off
31 December 2018 (1)%		%	%	%	%	%	£m	basis points	£m
UK PBB	0.09	3.06	6.83	3.26	35.86	0.86	342	20.9	557
Personal	0.07	3.05	6.62	3.25	31.29	0.75	338	22.5	420
Wholesale	0.25	3.16	9.09	3.39	63.78	2.06	4	2.9	137
Ulster Bank RoI	0.20	5.23	9.82	5.48	27.64	3.54	15	6.8	372
Personal (4)	0.12	5.40	10.48	5.76	24.62	4.27	20	13.6	343
Wholesale	0.33	4.88	—	4.82	69.68	2.12	(5)	(6.6)	29
Commercial Banking	0.12	1.80	0.55	1.74	34.78	1.09	144	16.2	460
Private Banking	0.09	1.32	3.31	1.88	8.89	0.30	(6)	(4.1)	7
Personal	0.05	1.64	—	1.44	8.37	0.22	(6)	(5.4)	5
Wholesale	0.27	1.02	3.97	2.17	13.64	0.55	—	—	2
RBS International	0.04	1.09	—	1.04	16.83	0.19	(2)	(1.5)	9
NatWest Markets	0.07	2.95	—	2.95	14.56	1.33	(92)	(98.6)	89
Central items and other	—	—	—	—	—	—	(3)	(4.3)	—
Total loans excluding balances at central banks	0.10	2.80	5.02	2.92	30.06	1.05	398	12.5	1,494
Personal	0.08	3.25	6.82	3.45	26.61	1.00	354	19.8	776
Wholesale	0.13	2.21	2.29	2.21	34.51	1.11	44	3.1	718
Total loans	0.08	2.80	5.02	2.92	30.06	0.83	398	9.8	1,494

	ECL provisions coverage
		Stage 2 (2,3)
	Stage 1	<30 DPD	>30 DPD	Total	Stage 3	Total
1 January 2018 (1)%		%	%	%	%	%
Personal	0.09	2.54	4.80	2.63	28.46	1.31
- UK mortgages	0.01	0.56	1.62	0.61	11.23	0.18
- RoI mortgages	0.07	4.44	7.09	4.67	26.02	6.18
- Credit cards	1.71	9.11	27.27	9.31	53.57	5.23
- Other	0.80	7.99	19.64	8.30	59.44	8.03
Wholesale	0.07	1.88	2.07	1.88	35.51	1.09
- Property	0.07	1.13	1.15	1.13	32.43	1.81
- Corporate	0.14	1.90	2.86	1.92	36.50	1.80
- Financial institutions	0.03	3.57	—	3.38	65.71	0.34
- Other	0.01	0.85	—	0.85	—	0.01
Total financial assets	0.06	2.25	3.75	2.30	31.60	0.95

Notes:

(1)      The segment analysis tables at 31 December 2018 include all loans – amortised cost within the scope of IFRS 9. The comparative tables at 1 January 2018 include all financial assets within the scope of IFRS 9, including debt securities of £50.4 billion, of which £42.7 billion related to debt securities classified as FVOCI. ECL on these debt securities at 1 January 2018 was £28 million, of which £4 million related to those classified as FVOCI.

(2)      30 DPD – 30 days past due, the mandatory 30 days past due backstop is prescribed by IFRS 9 for significant increase in credit risk.

(3)      ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

(4)      31 December 2018, £3 million of the write offs related to business banking portfolio in Ulster Bank RoI.

Key points

•       The UK PBB and Ulster Bank RoI franchises accounted for the vast majority of Personal provisions. In Ulster Bank RoI, Personal provisions were primarily driven by Stage 3 impairments on the legacy mortgage book.

•       The Commercial Banking business accounted for the majority of Wholesale exposures. Wholesale provisions in UK PBB reflected exposures to business banking customers and also the commercial businesses in RBS England & Wales/NatWest Scotland.

•       On performing exposures (Stage 1 and Stage 2), materially higher ECL provision was held in credit deteriorated Stage 2 exposures than in Stage 1, in line with expectations. This was also reflected in provision coverage levels.

•       Also in line with expectations, the majority of Stage 2 exposures were less than 30 days past due, since PD deterioration is the primary driver of credit deterioration.

•       The differing cover rates between the Personal and Wholesale portfolios – and across the business – largely reflected differences in asset mix, including security cover, and the differing impacts of external environment events.

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

The table below summarises financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region based on the country of operation of the customer.

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- UK	150,233	4,112	9,117	163,462	33,855	60,657	11,611	3,089	109,212	272,674
- RoI	14,350	104	233	14,687	1,114	3,733	392	2,497	7,736	22,423
- Other Europe	102	—	67	169	1,395	3,760	5,903	1,088	12,146	12,315
- RoW	396	—	161	557	343	4,090	7,105	293	11,831	12,388
Loans by asset quality (2,3)	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- AQ1-AQ4	104,989	35	1,040	106,064	16,133	22,587	22,397	6,802	67,919	173,983
- AQ5-AQ8	55,139	3,990	7,736	66,865	18,815	47,651	2,574	161	69,201	136,066
- AQ9	1,287	69	239	1,595	74	359	5	—	438	2,033
- AQ10	3,666	122	563	4,351	1,685	1,643	35	4	3,367	7,718
Loans by stage	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- Stage 1	149,760	2,851	6,942	159,553	33,145	61,844	24,502	6,941	126,432	285,985
- Stage 2	11,655	1,243	2,073	14,971	1,877	8,753	474	22	11,126	26,097
- Stage 3	3,666	122	563	4,351	1,685	1,643	35	4	3,367	7,718
Loans - past due analysis (4,5)	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- Not past due	160,165	4,027	8,749	172,941	35,420	69,782	24,388	6,923	136,513	309,454
- Past due 1-29 days	1,714	69	180	1,963	270	1,397	604	42	2,313	4,276
- Past due 30-89 days	1,048	40	105	1,193	271	344	11	2	628	1,821
- Past due 90-180 days	632	29	69	730	56	83	1	—	140	870
- Past due >180 days	1,522	51	475	2,048	690	634	7	—	1,331	3,379
Loans - Stage 2	11,655	1,243	2,073	14,971	1,877	8,753	474	22	11,126	26,097
- Not past due	9,788	1,172	1,843	12,803	1,556	8,196	472	22	10,246	23,049
- Past due 1-29 days	1,126	43	133	1,302	68	244	1	—	313	1,615
- Past due 30-89 days	741	28	97	866	253	313	1	—	567	1,433
Weighted average life *
- ECL measurement (years)	8	2	3	5	3	3	4	3	3	4
Weighted average 12 months PDs *
- IFRS 9 (%)	0.32	4.03	2.77	0.54	0.75	0.97	0.14	0.06	0.75	0.62
- Basel (%)	0.84	3.52	3.50	1.04	0.95	1.43	0.23	0.06	1.01	1.03
ECL provisions by geography	839	230	728	1,797	588	941	41	1	1,571	3,368
- UK	237	227	707	1,171	518	615	27	1	1,161	2,332
- RoI	602	3	21	626	43	125	2	—	170	796
- Other Europe	—	—	—	—	22	53	10	—	85	85
- RoW	—	—	—	—	5	148	2	—	155	155
ECL provisions by stage	839	230	728	1,797	588	941	41	1	1,571	3,368
- Stage 1	23	38	61	122	43	107	12	1	163	285
- Stage 2	150	120	247	517	39	200	7	—	246	763
- Stage 3	666	72	420	1,158	506	634	22	—	1,162	2,320
ECL provisions coverage (%)	0.51	5.46	7.60	1.00	1.60	1.30	0.16	0.01	1.11	1.05
- Stage 1 (%)	0.02	1.33	0.88	0.08	0.13	0.17	0.05	0.01	0.13	0.10
- Stage 2 (%)	1.29	9.65	11.92	3.45	2.08	2.28	1.48	—	2.21	2.92
- Stage 3 (%)	18.17	59.02	74.60	26.61	30.03	38.59	62.86	—	34.51	30.06
ECL charge	57	87	210	354	30	13	3	(2)	44	398
- UK	38	88	207	333	31	9	6	(2)	44	377
- RoI	19	(1)	3	21	(1)	(3)	(1)	—	(5)	16
- Other Europe	—	—	—	—	—	8	(2)	—	6	6
- RoW	—	—	—	—	—	(1)	—	—	(1)	(1)
ECL loss rate (%)	0.03	2.06	2.19	0.20	0.08	0.02	0.01	(0.03)	0.03	0.12
Amounts written-off	368	79	329	776	292	395	31	—	718	1,494

* Not within audit scope.

For the notes to this table refer to the following page.

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

	Personal				Wholesale
		Credit	Other
	Mortgages	cards	personal	Total	Property	Corporate	FI	Sovereign	Total	Total	Fixed	Variable
31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800	152,557	167,243
- <1yr	11,244	919	4,960	17,123	9,533	29,788	17,602	6,362	63,285	80,408	20,534	59,874
- 1-5yr	35,184	3,297	3,816	42,297	18,797	30,772	6,167	245	55,981	98,278	34,250	64,028
- 5yr	118,653	—	802	119,455	8,377	11,680	1,242	360	21,659	141,114	97,773	43,341
Other financial assets by asset quality (2)	—	—	—	—	105	652	8,838	134,546	144,141	144,141
- AQ1-AQ4	—	—	—	—	105	10	8,110	134,546	142,771	142,771
- AQ5-AQ8	—	—	—	—	—	642	721	—	1,363	1,363
- AQ9	—	—	—	—	—	—	4	—	4	4
- AQ10	—	—	—	—	—	—	3	—	3	3
Off-balance sheet	13,228	16,613	12,229	42,070	16,044	52,730	28,761	29,277	126,812	168,882
- Loan commitments	13,228	16,613	12,229	42,070	15,335	48,569	26,684	29,276	119,864	161,934
- Financial guarantees	—	—	—	—	709	4,161	2,077	1	6,948	6,948
Off-balance sheet by asset quality (2)	13,228	16,613	12,229	42,070	16,044	52,730	28,761	29,277	126,812	168,882
- AQ1-AQ4	12,116	422	9,103	21,641	11,945	36,134	27,364	29,262	104,705	126,346
- AQ5-AQ8	1,101	15,900	3,116	20,117	3,928	16,390	1,397	15	21,730	41,847
- AQ9	1	8	10	19	6	46	—	—	52	71
- AQ10	10	283	—	293	165	160	—	—	325	618

		Total IFRS 9 credit risk exposure by stage
	Total credit		Stage 2 (2,3)				ECL
	exposure	Stage 1	<30 DPD	>30 DPD	Total	Stage 3	provisions
1 January 2018	£m	£m	£m	£m	£m	£m	£m
Personal	177,196	155,843	14,460	625	15,085	6,268	2,316
UK mortgages	146,556	134,350	10,119	431	10,550	1,656	262
RoI mortgages	15,549	10,674	1,351	127	1,478	3,397	961
Credit cards	4,247	3,097	999	11	1,010	140	222
Other personal (6)	10,844	7,722	1,991	56	2,047	1,075	871
Wholesale	194,988	178,086	11,500	387	11,887	5,015	2,131
Property	37,877	33,884	1,942	87	2,029	1,964	685
Corporate	73,667	62,253	8,224	245	8,469	2,945	1,325
Financial institutions	34,064	32,923	981	55	1,036	105	115
Sovereign	49,380	49,026	353	—	353	1	6
Total financial assets excluding balances at central banks	372,184	333,929	25,960	1,012	26,972	11,283	4,447
Balances at central banks	96,571	96,566	5	—	5	—	1
Total financial assets	468,755	430,495	25,965	1,012	26,977	11,283	4,448
Total contingent liabilities and commitments	146,800	139,550	6,388	113	6,501	749
Total exposure	615,555	570,045	32,353	1,125	33,478	12,032
Financial assets - asset quality (2)
- AQ1-AQ4	230,773	223,789	6,883	101	6,984	—
- AQ5-AQ8	128,814	109,962	17,449	660	18,109	743
- AQ9	2,912	178	1,628	251	1,879	855
- AQ10 (3)	9,685	—	—	—	—	9,685

Notes:

(1)           At 31 December 2018, Mortgages include £0.7 billion secured lending in Private Banking, in line with ECL calculation methodology.

(2)           AQ bandings are based on Basel PDs.

(3)           At 31 December 2018, AQ10 includes £0.6 billion (31 December 2017 – £0.7 billion) RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but included in Stage 3.

(4)           30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for significant increase in credit risk.

(5)           Days past due – Personal products: at a high level, for amortising products, the number of days past due is derived from the arrears amount outstanding and the monthly repayment instalment. For credit cards, it is based on payments missed, and for current accounts the number of continual days in excess of borrowing limit. Wholesale products: the number of days past due for all products is the number of continual days in excess of borrowing limit.

(6)           At 1 January 2018, mortgages other than UK and RoI were reported within other personal but at 31 December 2018 they are reported separately.

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

Wholesale forbearance

The table below summarises Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed on page 144.

	FI	Property	Sovereigns	Other corporate	Total
2018	£m	£m	£m	£m	£m
Forbearance (flow)	14	305	—	2,247	2,566
Forbearance (stock)	15	477	—	2,756	3,248
Heightened Monitoring and Risk of Credit Loss	100	503	16	4,145	4,764
2017
Forbearance (flow)	11	417	—	1,473	1,901
Forbearance (stock)	14	764	—	3,067	3,845
Heightened Monitoring and Risk of Credit Loss	144	739	—	4,183	5,066

Risk elements in lending
The table below summarises risk elements in lending by segment on an IAS 39 basis.

		Ulster					Central
	UK	Bank	Commercial	Private	RBS	NatWest	items
	PBB	RoI	Banking	Banking	International	Markets	& other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2017	2,372	3,513	1,946	105	109	2,264	1	10,310
Inter segment transfers	—	—	1,384	—	—	(1,384)	—	—
Currency translation and other adjustments	—	123	—	—	5	(86)	1	43
Additions	1,227	550	1,590	28	62	98	14	3,569
Transfers between REIL and potential problem loans	(152)	—	10	(2)	7	8	—	(129)
Transfer to performing book	(294)	(336)	(283)	—	(33)	(12)	(1)	(959)
Repayments and disposals	(606)	(444)	(1,116)	(32)	(41)	(468)	(13)	(2,720)
Amounts written-off	(572)	(124)	(335)	(4)	(6)	(167)	(2)	(1,210)
At 31 December 2017	1,975	3,282	3,196	95	103	253	—	8,904

Provisions
The table below summarises provisions by segment on an IAS 39 basis.
		Ulster					Central
	UK	Bank	Commercial	Private	RBS	NatWest	items
	PBB	RoI	Banking	Banking	International	Markets	& other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2017	1,537	1,200	845	31	38	803	1	4,455
Inter segment transfers	—	—	293	—	—	(293)	—	—
Currency translation and other adjustments	—	8	(7)	—	—	(27)	—	(26)
Repayments and disposals	—	—	—	—	—	(5)	—	(5)
Amounts written-off	(572)	(124)	(335)	(4)	(6)	(167)	(2)	(1,210)
Recoveries of amounts previously written-off	117	12	16	—	1	10	—	156
Charges/(releases) to income statement	235	60	362	6	3	(137)	1	530
Unwind of discount	(37)	(25)	(12)	(1)	(1)	(10)	—	(86)
At 31 December 2017	1,280	1,131	1,162	32	35	174	—	3,814

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

Key points

•       Geography – The majority of exposures in both the Personal and Wholesale portfolios were in the UK and the Republic of Ireland. Other exposures in Europe and the Rest of the World were mainly Wholesale. Mortgages, the vast majority of which are in the UK, accounted for more than half of the total exposure.

•       Asset quality – Measured against RBS’s asset quality scale, 54% of lending exposure was rated in the AQ1-AQ4 bands at 31 December 2018. This equated to an indicative investment rating of BBB- or above. Specifically 59% of Personal and 48% of Wholesale lending exposure were in the AQ1-AQ4 category respectively.

•       Loans by stage – 90% of exposures were in Stage 1, with 8% in Stage 2 significantly credit deteriorated. Stage 3 assets, which align to AQ10, represented 2% of total exposures. In line with expectations, the Personal portfolio had a higher proportion of unsecured lending assets in Stage 2 than the mortgage portfolio. In the Wholesale portfolio, the proportion of assets in Stage 2 was slightly lower than in Personal overall.

•       Loans – Past due analysis – Stage 2: the vast majority of assets overall were not past due, with the Stage 2 classification driven primarily by changes in lifetime PD. (For further detail, refer to the Significant increase in credit risk section). In mortgages, the majority of assets past due by more than 180 days were in Ulster Bank RoI reflecting the legacy mortgage portfolio and the residual effects from the financial crisis. In other personal, the relatively high rate of exposures past due by more than 90 days reflected the fact that impaired assets can be held on balance sheet with commensurate ECL provision for up to six years after default. Similarly in the Wholesale portfolio, impaired assets can be held on the balance sheet for a significant period of time while restructuring and recovery processes are concluded.

•       Weighted average 12 months PDs – In Wholesale, Basel PDs, which are based on a through-the-cycle approach, tend to be higher than point-in-time best estimate IFRS 9 PDs, reflecting the current state in the economic cycle, and also an element of conservatism in the regulatory capital framework. In Personal, the Basel PDs, which are point-in-time estimates, tend to be higher also reflecting conservatism, higher in mortgages than other products, and an element of default rate under-prediction in the IFRS 9 PD models. This has been mitigated by ECL overlays of approximately £60 million at the year end, pending model calibrations being implemented. The IFRS 9 PD for credit cards was higher than the Basel equivalent and reflected the relative sensitivity of the IFRS 9 model to forward-looking economic drivers.

•       ECL provision by geography – In line with exposures by geography, the weight of ECL related to exposures in the UK and the Republic of Ireland. The ECL in RoI was mainly Stage 3 provisions in the legacy Ulster Bank RoI mortgage portfolio.

•       ECL provision by stage and coverage – The weight of ECL by value was in Stage 3 impaired, with similar seen in both Personal and Wholesale. Provision coverage was progressively higher by stage reflecting the lifetime nature of losses in both Stage 2 and Stage 3. In the Personal portfolio, provision coverage was materially lower in mortgages relative to credit cards and other personal reflecting the secured nature of the facilities. For Wholesale exposures, security and enterprise value mitigated against losses in Stage 3.

•       The ECL charge for the year was £398 million. This reflected the relatively stable external environment.

•       Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities, these assets were mainly within the AQ1-AQ4 category.

•       Off-balance sheet exposures by asset quality – For Personal exposures, undrawn exposures are reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposure, where a formal offer has been made to a customer but has not yet been drawn down. There is also a legacy portfolio of flexible mortgages where a customer has the right and ability to draw down further funds. The asset quality distribution in mortgages is heavily weighted to the highest quality bands AQ1-AQ4, with credit card concentrated in the risk bands AQ5-AQ8. In Wholesale, 83% of undrawn exposure, relating mainly to loan commitments, was in the AQ1-AQ4 category.

•       Forbearance – Completed forbearance flow in 2018 for Wholesale was £2.6 billion compared to £1.9 billion in 2017. Forbearance granted in the transport sector increased to £493 million from £54 million, mainly driven by a customer which has been restructured and moved to Stage 2 from Stage 3 during the year. Forbearance across the diverse services sector increased from £347 million to £763 million. Of the forbearance that completed during the year, £1.1 billion related to payment concessions (2017 – £1.4 billion) and £1.4 billion related to non-payment concessions (2017 – £0.5 billion). Forbearance stock reduced by £0.6 billion, from £3.8 billion to £3.2 billion, driven by a decrease in forborne exposure in the energy and resources, property and retail and leisure sectors.

•       Heightened Monitoring and Risk of Credit Loss – Exposure decreased from £5.1 billion at 31 December 2017, to £4.8 billion at 31 December 2018. There was also a decrease in the number of customers classified as Heightened Monitoring and Risk of Credit Loss during the year. Despite the current economic uncertainty in the UK, the portfolio has remained stable.

Capital and risk management

Credit risk – Banking activities continued
Portfolio summary – sector analysis (audited)
The table below summarises both current and potential exposure by geographical region on an IAS 39 basis.

		Wholesale (1)					Wholesale (1)
		Banks and			Current		Banks and				Total
	Personal	other FI’s	Sovereigns (2)	Other	exposure	Personal	other FI’s	Sovereigns (2)	Other	Total	exposure
2017	£m	£m	£m	£m	£m	%	%	%	%	%	£m
UK	158,965	17,992	91,161	94,896	363,014	33	4	19	20	76	413,378
RoI	15,319	751	2,416	4,612	23,098	3	—	1	1	5	24,502
Other Western Europe	514	7,504	43,414	8,559	59,991	—	2	9	2	13	86,866
US	377	6,987	8,430	2,580	18,374	—	1	2	1	4	31,497
RoW (3)	1,461	4,575	2,155	3,144	11,335	—	1	—	1	2	14,602
	176,636	37,809	147,576	113,791	475,812	36	8	31	25	100	570,845

Notes:

(1)      Includes SME customers managed in UK PBB Business Banking who are assigned a sector under RBS’s sector concentration framework.

(2)      Includes exposures to central governments, central banks and sub-sovereigns such as local authorities.

(3)  Rest of world (RoW) also includes supranationals such as the World Bank and exposure relating to ocean-going vessels which cannot be meaningfully assigned to specific countries from a country risk perspective.

Loan asset quality
The table below summarises asset quality and impairments by banks and customers on an IAS 39 basis.
							Impairment
	AQ1-AQ4	AQ5-AQ8	AQ9	AQ10	Past due	Impaired	provision	Total
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Banks	27.7	2.6	—	—	—	—	—	30.3
Customers	226.8	109.6	2.8	0.7	6.4	7.4	(3.8)	349.9

Loan sector concentration

The table below summarises gross loans to banks and customers (excluding reverse repos) and related credit metrics by sector, on an IAS 39 basis.

				Credit metrics
				REIL	Provisions	Provisions	Impairment
	Gross			as a % of	as a %	as a % of	losses/	Amounts
2017	loans	REIL	Provisions	gross loans	of REIL	gross loans	(releases)	written-off
	£m	£m	£m	%	%	%	£m	£m
Central and local government	4,684	—	—	—	—	—	—	—
Finance	30,832	54	44	0.2	81	0.1	3	7
Personal - mortgage (1)	163,010	3,876	994	2.4	26	0.6	50	87
- unsecured	14,587	937	763	6.4	81	5.2	235	424
Property	33,381	1,119	283	3.4	25	0.8	(82)	133
Construction	3,798	426	298	11.2	70	7.8	196	36
Of which: commercial real estate	24,784	1,189	293	4.8	25	1.2	(76)	139
Manufacturing	8,862	147	64	1.7	44	0.7	4	25
Finance leases and instalment credit	12,019	170	88	1.4	52	0.7	23	14
Retail, wholesale and repairs	12,300	446	193	3.6	43	1.6	93	81
Transport and storage	4,241	700	195	16.5	28	4.6	(32)	165
Health, education and leisure	11,337	330	145	2.9	44	1.3	65	48
Hotels and restaurants	6,049	193	80	3.2	41	1.3	17	46
Utilities	4,172	35	21	0.8	60	0.5	(18)	13
Other	17,726	471	256	2.7	54	1.4	(10)	131
Latent	—	—	390	—	—	—	(14)	—
Total customer	326,998	8,904	3,814	2.7	43	1.2	530	1,210

Total banks	16,264	—	—	—	—	—	—	—

Note:

(1)             Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Past due analysis
The table below summarises loans – amortised cost to customers that were past due at the balance sheet date but were not considered impaired.

	2017		2017
Number of days	£m	By sector	£m
Past due 1-29 days	3,535	Personal	3,731
Past due 30-59 days	902	Property and construction	667
Past due 60-89 days	456	Financial institution	24
Past due 90 days or more	1,481	Other corporate	1,952
	6,374		6,374

Capital and risk management

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below summarises exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM). Excluded from this analysis are the non modelled portfolios, primarily Private Banking and RBSI mortgage portfolios, which are discussed in the Personal – portfolio section, including loan-to-value ratios. Refer to Policy elections and simplifications relating to IFRS 9 section for details on non-modelled portfolios.

	Gross		Maximum credit risk		CREM by type			CREM coverage		Exposure post CREM
	exposure	ECL	Total	Stage 3	Financial (1)	Property	Other (2)	Total	Stage 3	Total	Stage 3
2018	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	87.2	—	87.2	—	—	—	—	—	—	87.2	—
Loans - amortised cost (3)	302.6	3.2	299.4	5.0	4.1	188.1	19.7	211.9	4.5	87.5	0.5
Personal (4)	164.6	1.7	162.9	2.9	—	151.7	—	151.7	2.7	11.2	0.2
Wholesale (5)	138.0	1.5	136.5	2.1	4.1	36.4	19.7	60.2	1.8	76.3	0.3
Debt securities	57.0	—	57.0	—	—	—	—	—	—	57.0	—
Total financial assets	446.8	3.2	443.6	5.0	4.1	188.1	19.7	211.9	4.5	231.7	0.5

Contingent liabilities and commitments
Personal (6)	31.0	—	31.0	0.3	—	4.9	—	4.9	—	26.1	0.3
Wholesale	126.2	—	126.2	0.3	0.6	5.9	6.1	12.6	—	113.6	0.3
Total off balance sheet	157.2	—	157.2	0.6	0.6	10.8	6.1	17.5	—	139.7	0.6
Total exposure	604.0	3.2	600.8	5.6	4.7	198.9	25.8	229.4	4.5	371.4	1.1

Notes:

(1)     Financial collateral includes cash and securities collateral.

(2)     Other collateral includes guarantees, charges over trade debtors as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give RBS a legal right to set off the financial asset against a financial liability due to the same counterparty.

(3)     RBS holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment, inventories and trade debtors; and guarantees of lending from parties other than the borrower. RBS obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.

(4)     On personal, Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through on-going engagement with customers.

(5)     Stage 3 exposures post credit risk enhancement and mitigation in wholesale mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.

(6)     At 31 December 2018, £0.3 billion personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited.

The table below summarises financial asset exposures, both gross and net of offset arrangements, as well as credit mitigation and enhancement.

										Exposure
					Collateral (1)					post credit
	Gross	IFRS	Carrying	Balance sheet			Real estate and other		Credit	mitigation and
	exposure	offset (5)	value (6)	offset (7)	Cash (2)	Securities (3)	Residential (4)	Commercial (4)	enhancement (8)	enhancement
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	98.4	—	98.4	—	—	—	—	—	—	98.4
Trading assets	118.6	(32.6)	86.0	(0.3)	—	(32.5)	—	—	—	53.2
Derivatives	177.9	(17.1)	160.8	(128.3)	(20.3)	(5.9)	—	—	(6.3)	—
Settlement balances	3.2	(0.7)	2.5	—	—	—	—	—	—	2.5
Loans - amortised cost	334.1	(12.5)	321.6	(27.9)	(0.9)	(11.2)	(174.2)	(45.0)	(2.1)	60.3
Other financial assets	52.0	—	52.0	—	—	—	—	(0.1)	—	51.9
Total third party gross of short positions	784.2	(62.9)	721.3	(156.5)	(21.2)	(49.6)	(174.2)	(45.1)	(8.4)	266.3

Short positions	(28.5)	—	(28.5)	—	—	—	—	—	—	(28.5)
Net of short positions	755.7	(62.9)	692.8	(156.5)	(21.2)	(49.6)	(174.2)	(45.1)	(8.4)	237.8

Notes:

(1)             RBS holds collateral in respect of individual loans. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. RBS obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)             Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.

(3)             Represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.

(4)             Property valuations are capped at the loan value and reflect the application of haircuts in line with regulatory rules to indexed valuations. Commercial collateral includes ships and plan and equipment collateral.

(5)             Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House (LCH) and US Government Securities Clearing Corporation. During 2017 changes in the legal contracts with LCH and CME led to many derivatives cleared through that counterparty being settled to market each day rather than being collateralised as previously. This led to the derecognition of the associated assets and liabilities.

(6)             The carrying value on the balance sheet represents the maximum exposure to credit risk by class of financial instrument.

(7)             The amount by which credit risk exposure is reduced through arrangements, such as master netting agreements and cash management pooling, which give RBS a legal right to set off the financial asset against a financial liability due to the same counterparty.

(8)             Comprises credit derivatives (bought protection) and guarantees against exposures.

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions). Loan-to-value (LTV) ratios are split by stage under IFRS 9 at 31 December 2018 and by performing and non-performing status under IAS 39 at 31 December 2017.

2018						2017
	UK	Ulster	Private			UK	Ulster	Private
Personal lending	PBB	Bank RoI	Banking	RBSI	Total	PBB	Bank RoI	Banking	RBSI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	138,250	14,361	9,082	2,684	164,377	136,625	15,352	8,421	2,745	163,143
Of which:
Owner occupied	122,642	13,105	7,953	1,781	145,481	118,764	13,455	7,275	1,821	141,315
Buy-to-let	15,608	1,256	1,129	903	18,896	17,861	1,897	1,146	924	21,828
Interest only - variable	8,358	188	3,871	489	12,906	11,245	260	4,076	636	16,217
Interest only - fixed	12,229	12	3,636	187	16,064	12,584	8	2,866	96	15,554
Mixed (1)	6,036	68	2	18	6,124	6,039	79	2	20	6,140
Impairment provisions (2)	212	602	5	16	835	153	909	7	27	1,096
Other personal lending (3)	11,633	330	1,676	55	13,694	11,080	348	1,701	65	13,194
Impairment provisions (2)	909	25	19	1	954	833	44	19	2	898
Total personal lending	149,883	14,691	10,758	2,739	178,071	147,705	15,700	10,122	2,810	176,337
Mortgage LTV ratios
- Total portfolio	56%	62%	56%	58%	57%	56%	69%	55%	58%	57%
- Stage 1	56%	58%	56%	57%	56%	56%	65%	55%	56%	57%
- Stage 2	58%	67%	58%	55%	59%
- Stage 3	55%	77%	58%	99%	69%	57%	88%	59%	122%	78%
- Buy-to-let	53%	64%	53%	53%	54%	54%	75%	54%	50%	56%
- Stage 1	53%	58%	53%	52%	53%
- Stage 2	57%	72%	53%	57%	60%
- Stage 3	58%	78%	68%	75%	71%
Gross new mortgage lending	29,555	1,015	1,846	353	32,769	30,314	890	2,243	481	33,928
of which:
Owner occupied	28,608	1,004	1,689	241	31,542	28,504	875	1,904	319	31,602
Weighted average LTV	69%	73%	62%	68%	69%	70%	75%	63%	70%	70%
Buy-to-let	947	11	157	112	1,227	1,810	15	339	162	2,326
Weighted average LTV	61%	57%	55%	61%	60%	62%	57%	56%	62%	61%
Interest only - variable rate	43	—	697	13	753	335	6	902	39	1,282
Interest only - fixed rate	1,189	—	764	43	1,996	1,835	1	874	48	2,758
Mixed (1)	912	1	—	—	913	893	—	—	—	893
Mortgage forbearance (4)
Forbearance flow	446	210	11		667	440	201	31	5	677
Forbearance stock	1,338	2,645	8		3,991	1,384	3,893	7	25	5,309
Current	724	1,291	6		2,021	834	1,779	6	12	2,631
1-3 months in arrears	350	261	—		611	304	466	—	2	772
> 3 months in arrears	264	1,093	2		1,359	246	1,648	1	11	1,906

Notes:

(1)             Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.

(2)             31 December 2018 data was prepared under IFRS 9. 31 December 2017 data was prepared under IAS 39. For UK PBB this excludes a non-material amount of provisions held on relatively small legacy portfolios.

(3)             Excludes loans that are commercial in nature, for example loans guaranteed by a company and commercial real estate lending to Personal customers.

(4)             The reduction in RBSI forbearance is due to reclassification.

Capital and risk management

Credit risk – Banking activities continued

Key points

•          Overall – The overall credit risk profile of the Personal portfolio, and its performance against credit risk appetite, remained stable during 2018.

•          Total lending – Total mortgage lending grew by £1.2 billion with new lending partly offset by redemptions and repayments.

•          New mortgage lending was lower than 2017. Existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Underwriting standards were maintained during the period.

•          Owner occupied and buy-to-let – Most of the mortgage growth was in the owner-occupied portfolio. New mortgages in the buy-to-let portfolio remained subdued.

•          LTVs – The mortgage portfolio loan-to-value ratio remained stable. The improvement in Ulster Bank RoI reflected house price recovery and the disposal of a portfolio of mortgages during the year, which also contributed to the reduction in the level of exposures in Stage 3.

•          Interest only – By value, the proportion of mortgages on interest only and mixed terms (capital and interest only) reduced, driven by fewer buy-to-let mortgages.

•          Regional mortgage analysis – For UK PBB, 42% of mortgage lending was in Greater London and the South East (31 December 2017 – 43%). The level of exposure in this region remained broadly unchanged, reflecting lower demand for buy-to-let properties as well as mortgage redemptions. The weighted average loan-to-value for these regions was 52% (31 December 2017 — 51%) compared to an average of 56%.

•          Interest rate profile – As at 31 December 2018, 81% of customers in the UK PBB mortgage portfolio were on fixed rates (42% on five-year deals). In addition, 97% of all new mortgage completions in 2018 were fixed rate mortgages (62% of which were five-year mortgages), as customers sought to minimise the impact of potential rate rises.

•          Provisions – As expected, total ECL – including ECL for unsecured lending – generally increased under the IFRS 9 methodology compared to provisions calculated under IAS 39. The reduction in Ulster Bank RoI mortgage provisions was driven by a sale of legacy impaired debt.

•          Other lending – Total unsecured lending grew modestly in 2018, driven by growth in the PBB personal loan portfolio. Overdraft balances have shown a modest decline year-on-year.

•          Other lending asset quality – Unsecured credit quality remained stable, reflecting active portfolio management. Credit standards and controls were tightened across all three unsecured products to ensure that higher risk customer performance remained within risk appetite.

Personal portfolio (audited)

Mortgage LTV distribution by stage

The table below summarises gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.

	Mortgages						ECL				ECL provisions coverage (2)
				Not within		Of which:
UK PBB				IFRS 9 ECL		gross new
	Stage 1	Stage 2	Stage 3	scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	47,111	3,423	516	153	51,203	4,779	2	16	64	82	—	0.5	12.4	0.2
>50% and ≤70%	44,037	3,632	459	49	48,177	8,535	2	23	39	64	—	0.6	8.5	0.1
>70% and ≤80%	20,345	1,490	135	15	21,985	7,434	1	11	11	23	—	0.7	8.1	0.1
>80% and ≤90%	12,733	1,118	81	12	13,944	7,524	2	12	8	22	—	1.1	10.0	0.2
>90% and ≤100%	2,343	178	24	7	2,552	1,104	1	4	3	8	—	2.4	12.1	0.3
>100% and ≤110%	57	35	8	1	101	—	—	2	1	3	0.1	4.6	14.1	2.8
>110% and ≤130%	53	41	9	2	105	—	—	2	1	3	0.1	5.4	14.6	3.4
>130% and ≤150%	23	23	6	—	52	—	—	1	1	2	0.1	6.2	13.4	4.3
>150%	3	9	3	—	15	—	—	1	1	2	0.1	6.2	17.3	7.2
Total with LTVs	126,705	9,949	1,241	239	138,134	29,376	8	72	129	209	—	0.7	10.4	0.2
Other	96	13	4	3	116	179	—	1	2	3	—	4.7	53.5	2.6
Total	126,801	9,962	1,245	242	138,250	29,555	8	73	131	212	—	0.7	10.5	0.2

				Of which:
		Non-		gross new
	Performing	performing	Total	lending
2017	£m	£m	£m	£m
≤50%	50,583	527	51,110	4,593
>50% and ≤70%	47,361	505	47,866	8,310
>70% and ≤80%	20,514	150	20,664	7,709
>80% and ≤90%	13,409	87	13,496	8,239
>90% and ≤100%	2,559	36	2,595	1,285
>100% and ≤110%	130	14	144	1
>110% and ≤130%	114	10	124	1
>130% and ≤150%	58	5	63	—
>150%	25	8	33	1
Total with LTVs	134,753	1,342	136,095	30,139
Other	512	18	530	175
Total	135,265	1,360	136,625	30,314

For the notes to this table refer to the following page.

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio (audited)

Mortgage LTV distribution by stage

	Mortgages					ECL provisions				ECL provisions coverage (2)
Ulster Bank RoI				Not within
	Stage 1	Stage 2	Stage 3	IFRS 9 ECL	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	3,818	374	463	—	4,655	1	5	40	46	—	1.4	8.6	1.0
>50% and ≤70%	3,567	365	459	—	4,391	2	10	47	59	—	2.7	10.3	1.3
>70% and ≤80%	1,564	190	241	—	1,995	1	11	52	64	0.1	5.5	21.5	3.2
>80% and ≤90%	1,059	184	272	—	1,515	2	15	82	99	0.2	8.3	30.2	6.5
>90% and ≤100%	570	154	261	—	985	2	17	99	118	0.4	11.1	37.7	11.9
>100% and ≤110%	197	80	207	—	484	2	10	85	97	0.9	12.8	41.1	20.1
>110% and ≤130%	51	35	179	—	265	—	6	84	90	0.8	16.6	47.0	34.0
>130% and ≤150%	5	5	37	—	47	—	1	20	21	0.3	19.1	54.7	45.2
>150%	10	1	13	—	24	—	1	7	8	2.1	27.2	58.9	33.5
Total with LTVs	10,841	1,388	2,132	—	14,361	10	76	516	602	0.1	5.4	24.2	4.2

	Performing	Non-performing	Total
2017	£m	£m	£m
≤50%	3,743	333	4,076
>50% and ≤70%	3,600	382	3,982
>70% and ≤80%	1,858	233	2,091
>80% and ≤90%	1,420	273	1,693
>90% and ≤100%	1,070	309	1,379
>100% and ≤110%	814	317	1,131
>110% and ≤130%	378	414	792
>130% and ≤150%	20	126	146
>150%	23	39	62
Total with LTVs	12,926	2,426	15,352

Notes:

(1)	Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)	ECL provisions coverage is ECL provisions divided by drawn exposure.

Key point

•          ECL coverage rates increase through the LTV bands with both UK PBB and Ulster Bank RoI having only limited exposures in the highest LTV bands. The relatively high coverage level in the lowest LTV band for UK PBB included the effect of time-discounting on expected recoveries. Additionally, this also reflected the modelling approach that recognised an element of expected loss on mortgages that are not subject to formal repossession activity.

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio (audited)

UK PBB Mortgage LTV distribution by region

		50%	80%	100%			Weighted
	<50%	<80%	<100%	<150%	>150%	Total	average LTV	Other	Total	Total
2018	£m	£m	£m	£m	£m	£m	%	£m	£m	%
South East	14,699	17,147	2,843	8	—	34,697	53	27	34,724	25
Greater London	12,928	9,614	1,298	3	—	23,843	48	19	23,862	17
Scotland	3,205	5,612	1,844	11	—	10,672	60	8	10,680	8
North West	4,163	7,756	1,970	6	—	13,895	59	12	13,907	10
South West	4,231	6,843	1,292	8	—	12,374	57	9	12,383	9
West Midlands	3,036	5,642	1,192	4	—	9,874	58	7	9,881	7
Rest of the UK	8,942	17,548	6,056	217	16	32,779	62	34	32,813	24
Total	51,204	70,162	16,495	257	16	138,134	56	116	138,250	100
2017
South East	14,606	16,908	2,729	10	—	34,253	53	96	34,349	25
Greater London	13,592	9,900	1,322	3	—	24,817	48	112	24,929	18
Scotland	2,850	5,341	2,423	45	—	10,659	63	34	10,693	8
North West	4,125	7,510	2,131	11	—	13,777	59	63	13,840	10
South West	4,181	6,572	1,055	9	—	11,817	56	40	11,857	9
West Midlands	2,578	5,264	1,503	6	—	9,351	61	42	9,393	7
Rest of the UK	9,175	17,037	4,929	247	33	31,421	60	143	31,564	23
Total	51,107	68,532	16,092	331	33	136,095	56	530	136,625	100

Commercial real estate (CRE)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and building materials). The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. All disclosures in the CRE section are based on current exposure (gross of provisions and risk transfer). Current exposure is defined as: loans; the amount drawn under a credit facility plus accrued interest; contingent obligations; the issued amount of the guarantee or letter of credit; derivatives - the mark to market value, netted where netting agreements exist and net of legally enforceable collateral.

	2018				2017
By geography and sub sector (1)	UK	RoI	Other	Total	UK	RoI	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,426	363	54	4,843	4,319	227	39	4,585
Office (3)	2,889	164	651	3,704	3,055	235	600	3,890
Retail (4)	5,168	40	92	5,300	5,401	42	132	5,575
Industrial (5)	2,270	51	176	2,497	2,438	36	14	2,488
Mixed/other (6)	3,221	180	123	3,524	4,609	203	228	5,040
	17,974	798	1,096	19,868	19,822	743	1,013	21,578

Development
Residential (2)	2,715	122	124	2,961	3,107	145	154	3,406
Office (3)	192	—	—	192	169	—	—	169
Retail (4)	94	7	1	102	187	5	2	194
Industrial (5)	119	2	12	133	49	—	—	49
Mixed/other (6)	32	2	—	34	59	3	—	62
	3,152	133	137	3,422	3,571	153	156	3,880
Total	21,126	931	1,233	23,290	23,393	896	1,169	25,458

Notes:

(1)       Geographical splits are based on country of collateral risk.

(2)       Residential properties including houses, flats and student accommodation.

(3)       Office properties including offices in central business districts, regional headquarters and business parks.

(4)       Retail properties including high street retail, shopping centres, restaurants, bars and gyms.

(5)       Industrial properties including distribution centres, manufacturing and warehouses.

(6)       Mixed usage or other properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

Capital and risk management

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below summarises CRE current exposure and related ECL by LTV band.

	2018													2017
	Current exposure (gross of provisions) (1,2)					ECL provisions				ECL provisions coverage (4)
				Not within
				IFRS 9											Non-
	Stage 1	Stage 2	Stage 3	scope (3)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	£m	£m	£m
<50%	8,229	245	52	795	9,321	7	4	14	25	0.1	1.7	26.4	0.3	9,622	66	9,688
>50% and <70%	4,769	297	78	703	5,847	6	6	14	26	0.1	2.0	17.8	0.5	6,621	119	6,740
>70% and <80%	394	43	33	6	476	1	1	8	10	0.3	2.6	23.4	2.1	405	52	457
>80% and <90%	55	11	24	2	92	—	—	5	5	0.3	3.4	20.9	6.1	158	42	200
>90% and <100%	31	7	20	1	59	—	—	7	7	0.6	5.1	34.9	12.9	89	31	120
>100% and <110%	53	4	15	—	72	—	—	5	5	0.3	4.2	34.6	7.6	34	21	55
>110% and <130%	22	3	111	4	140	—	—	22	22	0.4	5.4	19.4	16.0	60	421	481
>130% and <150%	6	10	10	—	26	—	1	4	5	0.9	6.3	40.6	18.1	44	29	73
>150%	30	6	42	—	78	—	1	29	30	0.5	9.8	69.6	38.1	149	72	221
Total with LTVs	13,589	626	385	1,511	16,111	14	13	108	135	0.1	2.1	27.9	0.9	17,182	853	18,035
Total portfolio average LTV%	45	56	114	48	47	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	48	119	51
Other (5)	2,655	133	784	185	3,757	4	5	50	59	0.2	4.0	6.3	1.7	3,112	431	3,543
Development (6)	2,865	205	178	174	3,422	11	3	80	94	0.4	1.6	44.8	2.9	3,634	246	3,880
Total	19,109	964	1,347	1,870	23,290	29	21	238	288	0.2	2.3	17.6	1.3	23,928	1,530	25,458

Notes:

(1)            CRE current exposure comprises gross lending, interest rate hedging derivatives and other assets carried at fair value that are managed as part of the overall CRE portfolio.

(2)            The exposure in Stage 3 mainly related to legacy assets.

(3)            Includes exposures relating to non-modelled portfolios and other exposures carried at fair value, including derivatives.

(4)            ECL provisions coverage is ECL provisions divided by current exposure.

(5)            Relates mainly to business banking, rate risk management products and unsecured corporate lending. The low Stage 3 ECL provisions coverage was driven by a single large exposure, which has been written down to the expected recoverable amount.

(6)            Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key points (audited)

•       Overall – The majority of the CRE portfolio was managed in the UK within Commercial Banking, Private Banking and UK PBB. The remainder was managed in Ulster Bank RoI and NatWest Markets. Business appetite and strategy remain aligned across the segments.

•       2018 trends – Growth in the commercial property market slowed during 2018.

•       Performance varied widely by sub-sector with strong growth from industrials contrasting with material decline in parts of the retail sector.

•       Credit quality – The CRE retail portfolio had a low default rate, with a limited number of new defaults. The sub-sector was monitored on a regular basis and credit quality was in line with the wider CRE portfolio.

•       Economics – Fundamentals such as rental incomes, property values and investor/occupier demand for other commercial sub-sectors appeared more robust, however, all are exposed to some degree to the risk of a disorderly exit from the EU. Conditions for the mainstream residential sector remained resilient, supported by mortgage availability and high levels of employment. However, the higher value end of the market was characterised by low transaction volumes.

•       Risk appetite – Lending criteria for commercial real estate were at conservative levels, contributing to materially reduced leverage for new origination in London offices and parts of the retail sector.

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

The ECL flow statements analyse the key elements that drive the movement of ECL and related income statement over the reporting period. The key themes are:

•          The flow statements capture the changes in ECL as well as the changes in related financial assets used in determining ECL. Exposures in this section may therefore differ from those reported in other tables in the credit risk section, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact.

•          Financial assets presented in the flow statements include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.

•          Inter-Group transfers were a feature of the ECL flows during 2018 as a result of ring-fencing related changes. These transfers had no impact at a RBS Group-wide level.

•          Stage transfers (for example, exposures moving from Stage 1 to Stage 2) – these transfers are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges for the period (likewise there is an ECL benefit for accounts improving stage).

•          Changes in risk parameters – captures the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.

•          Other (P&L only items) – includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Note: other (P&L only items) only affects the income statement and does not impact the balance sheet ECL movements.

•          Amounts written-off – represent the gross asset written-down against accounts with ECL, including the net asset write-down for debt sale activity.

•          There were small amounts of ECL flows from Stage 3 to Stage 1 during the year. This does not however indicate that accounts can return from Stage 3 to Stage 1 directly. On a similar basis, flows from Stage 1 to Stage 3 were observed, however this also included legitimate transfers due to unexpected default events. The small number of write-offs in Stage 1 and 2 reflect the effect of portfolio debt sales and also staging at the start of the analysis period.

•          The impact of model changes during 2018 were not material at a RBS Group-wide level or on the portfolios disclosed below.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
Group total	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	419,038	262	29,637	621	10,595	3,565	459,270	4,448
Currency translation and other adjustments	1,820	(6)	88	17	50	(11)	1,958	—
Transfers from Stage 1 to Stage 2	(18,416)	(52)	18,416	52	—	—	—	—
Transfers from Stage 2 to Stage 1	13,723	228	(13,723)	(228)	—	—	—	—
Transfers to Stage 3	(1,205)	(3)	(1,837)	(108)	3,042	111	—	—
Transfers from Stage 3	1,272	16	1,523	163	(2,795)	(179)	—	—
Net re-measurement of ECL on stage transfer		(207)		247		447		487
Changes in risk parameters (model inputs)		34		74		36		144
Other changes in net exposure	6,312	29	(6,716)	(32)	(1,633)	(85)	(2,037)	(88)
Other (P&L only items - primarily fortuitous recoveries)		1		3		(149)		(145)
Income statement (releases)/charges		(143)		292		249		398
Amounts written-off	(3)	(3)	(28)	(28)	(1,463)	(1,463)	(1,494)	(1,494)
Other movements		(1)		(6)		(94)		(101)
At 31 December 2018	422,541	297	27,360	772	7,796	2,327	457,697	3,396
Net carrying amount	422,244		26,588		5,469		454,301

The following flow statements provide insight into the material portfolios underpinning the Group flow statements.

Personal

The following flow statements are at a portfolio level.

UK PBB - mortgages
At 1 January 2018	124,180	11	10,621	64	1,353	157	136,154	232
Transfers from Stage 1 to Stage 2	(4,928)	(1)	4,928	1	—	—	—	—
Transfers from Stage 2 to Stage 1	4,245	15	(4,245)	(15)	—	—	—	—
Transfers to Stage 3	(61)	—	(327)	(5)	388	5	—	—
Transfers from Stage 3	7	—	235	23	(242)	(23)	—	—
Net re-measurement of ECL on stage transfer		(15)		11		17		13
Changes in risk parameters (model inputs)		—		4		51		55
Other changes in net exposure	4,228	—	(970)	(6)	(257)	(14)	3,001	(20)
Other (P&L only items)		1		—		(6)		(5)
Income statement (releases)/charges		(14)		9		48		43
Amounts written-off	—	—	(1)	(1)	(26)	(26)	(27)	(27)
Other movements		—		(2)		(35)		(37)
At 31 December 2018	127,671	10	10,241	74	1,216	132	139,128	216
Net carrying amount	127,661		10,167		1,084		138,912

Key points

•          Overall ECL reduction was primarily driven by business-as-usual write-offs in Stage 3.

•          Stage 1 ECL levels remained steady despite portfolio growth during 2018 as a result of modest PD reduction, with Stage 2 ECL showing an increase as a result of some additional forward-looking provisions being taken during the year.

•          Transfers from Stage 3 back to the performing book were higher than those in Personal unsecured lending, due to the higher cure activity typically seen in mortgages.

•          The increase in Stage 3 ECL changes in risk parameters reflected the monthly assessment of the loss requirement, capturing underlying changes in risk and forward-looking assessments.

•          Write-off of any residual shortfall following the sale of a repossessed property typically occurs within five years, although this period can be longer, reflecting the ongoing support for customers who engage constructively with RBS.

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
UK PBB - credit cards	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	2,841	52	997	94	105	75	3,943	221
Transfers from Stage 1 to Stage 2	(739)	(15)	739	15	—	—	—	—
Transfers from Stage 2 to Stage 1	763	50	(763)	(50)	—	—	—	—
Transfers to Stage 3	(42)	(1)	(88)	(20)	130	21	—	—
Transfers from Stage 3	1	1	2	1	(3)	(2)	—	—
Net re-measurement of ECL on stage transfer		(38)		66		68		96
Changes in risk parameters (model inputs)		(15)		—		(4)		(19)
Other changes in net exposure	(192)	2	343	17	(45)	—	106	19
Other (P&L only items)		3		(1)		(11)		(9)

Income statement (releases)/charges		(48)		82		53		87
Amounts written-off	—	—	(4)	(4)	(81)	(81)	(85)	(85)
Other movements		—		(1)		(6)		(7)
At 31 December 2018	2,632	36	1,226	118	106	71	3,964	225
Net carrying amount	2,596		1,108		35		3,739

Key points

•         Overall ECL increased primarily due to increased levels of Stage 2 inflows in the first half of the year. This was the result of activity to calibrate and refine the criteria used to identify significant increase in credit risk, with underlying performance stable.

•         Transfers from Stage 2 to Stage 1 were higher than in other personal portfolios, primarily due to the ECL assessment period being reset when cards are re-issued.

•         ECL transfers from Stage 3 back to the performing book were relatively small as expected.

•         The amounts in other (P&L only items) mainly reflected cash recoveries after write-off. These benefited the income statement without affecting ECL.

•         Amounts written-off primarily represented charge-offs (analogous to write-off) which typically occurs after 12 missed payments, and also 2018 debt sale activity.

UK PBB - other personal unsecured
At 1 January 2018	4,518	46	1,790	164	705	582	7,013	792
Transfers from Stage 1 to Stage 2	(1,452)	(18)	1,452	18	—	—	—	—
Transfers from Stage 2 to Stage 1	733	42	(733)	(42)	—	—	—	—
Transfers to Stage 3	(51)	(1)	(182)	(50)	233	51	—	—
Transfers from Stage 3	2	—	15	4	(17)	(4)	—	—
Net re-measurement of ECL on stage transfer		(34)		110		114		190
Changes in risk parameters (model inputs)		2		58		(1)		59
Other changes in net exposure	1,325	19	(363)	(11)	(104)	(7)	858	1
Other (P&L only items - primarily fortuitous recoveries)		—		—		(42)		(42)
Income statement (releases)/charges		(13)		157		64		208
Amounts written-off	(2)	(2)	(9)	(9)	(322)	(322)	(333)	(333)
Other movements		—		(3)		(19)		(22)
At 31 December 2018	5,073	54	1,970	239	495	394	7,538	687
Net carrying amount	5,019		1,731		101		6,851

Key points

•         Overall ECL reduction was mainly driven by debt sale activity and business-as-usual write-offs in Stage 3, both reflected in amounts written-off.

•         Increases in Stage 2 reflected the underlying performance of recent new business growth maturing. Additionally, the ECL overlay for economic uncertainty contributed to the uplift captured in changes in risk parameters.

•         The portfolio continued to experience cash recoveries after write-off, reported in other (P&L only items – primarily fortuitous recoveries). This benefited the income statement without affecting ECL.

•         Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than six years after default.

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
UK PBB - business banking	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	6,505	29	684	29	268	224	7,457	282
Transfers from Stage 1 to Stage 2	(691)	(4)	691	4	—	—	—	—
Transfers from Stage 2 to Stage 1	366	12	(366)	(12)	—	—	—	—
Transfers to Stage 3	(35)	(1)	(63)	(8)	98	9	—	—
Transfers from Stage 3	2	2	9	2	(11)	(4)	—	—

Net re-measurement of ECL on stage transfer		(12)		24		43		55
Changes in risk parameters (model inputs)		(6)		2		(11)		(15)
Other changes in net exposure	156	3	(57)	3	(36)	(23)	63	(17)
Other (P&L only items)		—		—		(31)		(31)

Income statement (releases)/charges		(15)		29		(22)		(8)
Amounts written-off	—	—	(1)	(1)	(84)	(84)	(85)	(85)
Other movements		(1)		—		(1)		(2)
At 31 December 2018	6,303	22	897	43	235	153	7,435	218
Net carrying amount	6,281		854		82		7,217

Key points

•          Overall ECL reduction was mainly driven by business-as-usual write-offs in Stage 3.

•          Stage 2 ECL did increase during the year as a result of net Stage 2 inflows from Stage 1, partly driven by PD model refinements throughout the year.

•          The portfolio continued to experience cash recoveries after write-off, reported in other (P&L only items). This benefited the income statement without affecting ECL.

•          Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than five years after default.

UK PBB - commercial
At 1 January 2018	6,771	6	595	11	126	57	7,492	74
Currency translation and other adjustments	1	—	—	—	—	—	1	—
Inter-Group transfers	(71)	—	(1)	—	(5)	—	(77)	—
Transfers from Stage 1 to Stage 2	(781)	(2)	781	2	—	—	—	—
Transfers from Stage 2 to Stage 1	389	6	(389)	(6)	—	—	—	—
Transfers to Stage 3	(16)	—	(70)	(1)	86	1	—	—
Transfers from Stage 3	1	—	25	—	(26)	—	—	—

Net re-measurement of ECL on stage transfer		(4)		10		19		25
Changes in risk parameters (model inputs)		4		—		—		4
Other changes in net exposure	(886)	(1)	(123)	(1)	(62)	(6)	(1,071)	(8)
Other (P&L only items)		(2)		1		1		—

Income statement (releases)/charges		(3)		10		14		21
Amounts written-off	—	—	—	—	(27)	(27)	(27)	(27)
Other movements		—		—		(1)		(1)
At 31 December 2018	5,408	9	818	15	92	43	6,318	67
Net carrying amount	5,399		803		49		6,251

Key point

•          Overall ECL reduced slightly during the year, with some modest Stage 1 and Stage 2 ECL increases being more than offset by Stage 3 write-offs, which was the key driver of the overall income statement charge for 2018.

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
Ulster Bank RoI - mortgages	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	10,650	8	1,532	72	3,167	881	15,349	961
Currency translation and other adjustments	94	—	12	1	15	3	121	4
Transfers from Stage 1 to Stage 2	(344)	(1)	344	1	—	—	—	—
Transfers from Stage 2 to Stage 1	414	7	(414)	(7)	—	—	—	—
Transfers to Stage 3	(32)	—	(124)	(8)	156	8	—	—
Transfers from Stage 3	4	—	245	36	(249)	(36)	—	—

Net re-measurement of ECL on stage transfer		(6)		(4)		11		1
Changes in risk parameters (model inputs)		3		(1)		(23)		(21)
Other changes in net exposure	(4)	—	(188)	(2)	(630)	14	(822)	12
Other (P&L only items)		(2)		2		28		28

Income statement (releases)/charges		(5)		(5)		30		20
Amounts written-off	—	—	(13)	(13)	(322)	(322)	(335)	(335)
Other movements		—		—		(20)		(20)
At 31 December 2018	10,782	11	1,394	75	2,137	516	14,313	602
Net carrying amount	10,771		1,319		1,621		13,711

Key points

•                  The overall ECL reduction was driven by reduced ECL in Stage 3, which was subject to significant debt sale activity in 2018 (approximately £0.9 billion of gross exposures were sold during the year).

•                  In addition to the debt sale activity, the reduction in ECL in Stage 3 reflected ongoing improvements in underlying portfolio performance.

•                  The reduction in Stage 2 exposures resulted from the portfolio debt sale and decreasing stock of exposures meeting the high-risk backstop criteria. This reflected ongoing improvements in the underlying portfolio performance.

•                  Write-off generally occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding which has been deemed irrecoverable.

Wholesale

Commercial Banking
At 1 January 2018	84,228	58	9,056	106	3,735	1,156	97,019	1,320
Currency translation and other adjustments	367	—	47	(1)	29	(4)	443	(5)
Inter-Group transfers	(2,106)	(1)	(92)	—	(375)	(14)	(2,573)	(15)
Transfers from Stage 1 to Stage 2	(8,224)	(9)	8,224	9	—	—	—	—
Transfers from Stage 2 to Stage 1	5,911	52	(5,911)	(52)	—	—	—	—
Transfers to Stage 3	(881)	—	(938)	(13)	1,819	13	—	—
Transfers from Stage 3	1,056	11	937	89	(1,993)	(100)	—	—

Net re-measurement of ECL on stage transfer		(57)		13		160		116
Changes in risk parameters (model inputs)		46		8		41		95
Other changes in net exposure	(4,274)	(1)	(2,748)	(19)	(489)	(40)	(7,511)	(60)
Other (P&L only items)		—		1		(8)		(7)

Income statement (releases)/charges		(12)		3		153		144
Amounts written-off	—	—	—	—	(460)	(460)	(460)	(460)
Other movements		—		—		(10)		(10)
At 31 December 2018	76,077	99	8,575	140	2,266	742	86,918	981
Net carrying amount	75,978		8,435		1,524		85,937

Key points

•                  ECL reduced over the course of 2018 as write-offs outweighed ECL charges.

•                  Stage 3 charges were mainly driven by a charge on new to default exposures where the ECL can increase significantly following an individual assessment.

•                  Stage 1 and Stage 2 changes to risk parameters largely reflected the increase in ECL for economic uncertainty and a change to the forward-looking modelling approach for point-in-time PDs, where PDs now revert to long-run average after one year rather than five years.

•                  Inter-Group transfers reflected the impact of transfers completed in preparation of ring-fencing. The reductions in net exposure were also related to ring-fencing changes, where short-term borrowing was renewed in other franchises.

•                  Release in Stage 1 was driven by a reduction in ECL for exposures transferring from Stage 2 and Stage 3, which previously had a lifetime ECL but are now assessed for 12 month ECL.

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
NatWest Markets (1)	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	9,089	2	1,276	42	456	190	10,821	234
Currency translation and other adjustments	252	—	22	(2)	3	3	277	1
Inter-Group transfers	3,590	—	(4)	1	374	14	3,960	15
Transfers from Stage 1 to Stage 2	(393)	—	393	—	—	—	—	—
Transfers from Stage 2 to Stage 1	318	28	(318)	(28)	—	—	—	—
Transfers to Stage 3	—	—	(3)	—	3	—	—	—
Transfers from Stage 3	—	—	35	—	(35)	—	—	—

Net re-measurement of ECL on stage transfer		(26)		5		—		(21)
Changes in risk parameters (model inputs)		(5)		4		—		(1)
Other changes in net exposure	19,902	8	(669)	(8)	(4)	(6)	19,229	(6)
Other (P&L only items - primarily fortuitous recoveries)		—		—		(64)		(64)

Income statement (releases)/charges		(23)		1		(70)		(92)
Amounts written-off	—	—	—	—	(89)	(89)	(89)	(89)
Other movements		—		—		—		—
At 31 December 2018	32,758	7	732	14	708	112	34,198	133
Net carrying amount	32,751		718		596		34,065

Note:

(1)             Reflects NatWest Markets segments and include NWM N.V..

Key points

•                  Stage 3 financial assets include £166 million (1 January 2018 – £105 million) purchased or originated credit impaired (POCI) assets. No ECL impairment was held on these positions and a £61 million impairment recovery was recognised on these POCI assets during 2018 (included in other (P&L only items – primarily fortuitous recoveries)).

•                  Stage 1 and Stage 2 changes to risk parameters largely reflected the increase in ECL for economic uncertainty, and a change to the forward-looking modelling approach for point-in-time PDs, where PDs now revert to long run average after one year rather than five years.

•                  The release in Stage 1 was driven by a reduction in ECL on exposures transferring from Stage 2, which previously had a lifetime ECL but are now assessed for 12 month ECL.

•                  The increase in Stage 1 exposure was due to a combination of transfers and short-term borrowing to governments and central banks which are now in NatWest Markets following changes in preparation for ring-fencing.

•                  The portfolio experienced fortuitous recoveries, reported in other (P&L only items – primarily fortuitous recoveries). This benefited the income statement without affecting ECL.

Private Banking
At 1 January 2018	13,046	18	412	9	300	27	13,758	54
Currency translation and other adjustments	12	—	1	2	—	—	13	2
Inter-Group transfers	23	—	—	—	—	—	23	—
Transfers from Stage 1 to Stage 2	(270)	(1)	270	1	—	—	—	—
Transfers from Stage 2 to Stage 1	92	2	(92)	(2)	—	—	—	—
Transfers to Stage 3	(60)	—	(8)	—	68	—	—	—
Transfers from Stage 3	7	—	1	—	(8)	—	—	—

Net re-measurement of ECL on stage transfer		(2)		3		1		2
Changes in risk parameters (model inputs)		(3)		(2)		1		(4)
Other changes in net exposure	1,100	—	(65)	(1)	(121)	(2)	914	(3)
Other (P&L only items)		—		—		(1)		(1)

Income statement releases		(5)		—		(1)		(6)
Amounts written-off	—	—	—	—	(7)	(7)	(7)	(7)
Other movements		—		—		(1)		(1)
At 31 December 2018	13,950	14	519	10	232	19	14,701	43
Net carrying amount	13,936		509		213		14,658

Key points

•          ECL reduced due to a combination of write-offs and impairment releases.

•          The majority of the release was in Stage 1, due to a reduction in loss rates for Retail exposures.

•          Exposure increased in Stage 1 reflecting growth in the portfolio (primarily mortgages driven) with minimal ECL impact due to high credit quality.

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
RBS International	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	8,652	5	385	5	118	28	9,155	38
Currency translation and other adjustments	98	(2)	—	2	—	(1)	98	(1)
Inter-Group transfers	1,834	—	95	—	—	—	1,929	—
Transfers from Stage 1 to Stage 2	(299)	—	299	—	—	—	—	—
Transfers from Stage 2 to Stage 1	340	5	(340)	(5)	—	—	—	—
Transfers to Stage 3	(14)	—	(11)	—	25	—	—	—
Transfers from Stage 3	190	—	4	—	(194)	—	—	—

Net re-measurement of ECL on stage transfer		(4)		2		—		(2)
Changes in risk parameters (model inputs)		2		—		—		2
Other changes in net exposure	15,948	—	(156)	—	155	(1)	15,947	(1)
Other (P&L only items)		(1)		1		(1)		(1)

Income statement (releases)/charges		(3)		3		(2)		(2)
Amounts written-off	—	—	—	—	(9)	(9)	(9)	(9)
Other movements		—		—		—		—
At 31 December 2018	26,749	6	276	4	95	17	27,120	27
Net carrying amount	26,743		272		78		27,093

Key points

•                  The reduction in ECL was driven by write-offs and Stage 3 impairment releases, both of which are primarily in the Spanish mortgage portfolio.

•                  The increases in exposure were partly due to new lending, but mainly due to the establishment of a liquidity portfolio across central and correspondent banks and sovereign bond holdings. These exposures were in Stage 1 with very low credit risk and contribute minimal ECL.

Capital and risk management

Credit risk – Banking activities continued

Stage 2 decomposition – arrears status and contributing factors

The tables below summarise Stage 2 decomposition for the Personal and Wholesale portfolios.

	UK mortgages		RoI mortgages		Other mortgages		Credit cards		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal
Currently in arrears (>30 DPD)	658	10	90	10	3	—	17	6	88	22	856	48
Currently up-to-date	9,612	64	1,292	66	—	—	1,226	114	1,985	225	14,115	469
- PD deterioration	3,855	54	680	44	—	—	778	85	1,255	176	6,568	359
- Up-to-date, PD persistence	1,448	5	54	1	—	—	337	17	440	26	2,279	49
- Other driver (adverse credit, forbearance etc)	4,309	5	558	21	—	—	111	12	290	23	5,268	61
Total Stage 2	10,270	74	1,382	76	3	—	1,243	120	2,073	247	14,971	517

Key point

•          In Personal exposures, as expected, ECL coverage was higher on accounts that are more than 30 days past due. Also in line with expectations, accounts exhibiting PD deterioration have a higher ECL coverage than accounts in Stage 2 for other reasons.

	Property		Corporate		FI		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Currently in arrears (>30 DPD)	255	7	315	5	1	—	—	—	571	12
Currently up-to-date	1,622	32	8,438	195	473	7	22	—	10,555	234
- PD deterioration	924	23	5,564	138	281	6	8	—	6,777	167
- Up-to-date, PD persistence	57	1	170	5	4	—	—	—	231	6
- Other driver (forbearance, RoCL etc.)	641	8	2,704	52	188	1	14	—	3,547	61
Total Stage 2	1,877	39	8,753	200	474	7	22	—	11,126	246

Key point

•          In Wholesale exposures, the ECL coverage was broadly consistent in total. Coverage can vary across categories or sectors reflecting the individual characteristics of the customer and exposure type.

Stage 2 decomposition by SICR trigger

	UK mortgages		RoI mortgages		Other mortgages		Credit cards		Other		Total
31 December 2018	£m	%	£m	%	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	4,273	41.6	767	55.6	—	—	793	63.8	1,307	63.0	7,140	47.7
PD persistence	1,450	14.1	54	3.9	—	—	338	27.2	440	21.2	2,282	15.2
Adverse credit bureau recorded with credit reference agency	2,996	29.2	—	—	—	—	61	4.9	101	4.9	3,158	21.1
Forbearance support provided	206	2.0	2	0.1	—	—	—	—	13	0.6	221	1.5
Customers in collections	144	1.4	57	4.1	—	—	5	0.4	36	1.7	242	1.6
Other reasons (2)	982	9.6	502	36.3	—	—	46	3.7	151	7.3	1,681	11.2
Days past due >30	219	2.1	—	—	3	100.0	—	—	25	1.2	247	1.6
	10,270	100	1,382	100	3	100	1,243	100	2,073	100	14,971	100

Key point

•          The primary driver of credit deterioration was PD, which including persistence, accounted for the majority of movements to Stage 2. High risk back-stops, for example, forbearance, adverse credit bureau, provide additional valuable discrimination particularly on mortgages.

	Property		Corporate		FI		Other		Total
31 December 2018	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	940	50.1	5,617	64.2	281	59.3	8	36.4	6,845	61.5
PD persistence	57	3.0	171	2.0	4	0.8	—	—	232	2.1
Risk of Credit Loss	321	17.1	1,964	22.4	103	21.7	—	—	2,388	21.5
Forbearance support provided	65	3.5	209	2.4	—	—	—	—	274	2.5
Customers in collections	9	0.5	43	0.5	—	—	—	—	52	0.5
Other reasons (3)	251	13.4	525	6.0	85	17.9	14	63.6	875	7.9
Days past due >30	234	12.5	224	2.6	1	0.2	—	—	460	4.1
	1,877	100	8,753	100	474	100	22	100	11,126	100

Notes:

(1)            The data table is built on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.

(2)            Includes customers who have accessed payday lending, interest only mortgages past end of term, a small number of mortgage customers on a highly flexible mortgage significantly behind their outline repayment plan and customers breaching risk appetite thresholds for new business acquisition. On the RoI mortgage portfolio, this reflected customers who remained in probation following the conclusion of forbearance support, exposures breaching risk appetite thresholds for new business acquisition and exposures classified as non-performing exposures under EBA requirements.

(3)            Includes customers where a PD assessment cannot be undertaken due to missing PDs.

Key point

•          The primary driver of credit deterioration was PD, which including persistence, accounted for 62% of Stage 2. The Risk of Credit Loss framework accounted for a further 21% highlighting the importance of expert judgement being used to identify deterioration.

Capital and risk management

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below provides estimated vintage analysis of the material Stage 3 portfolios totalling 87% of the Stage 3 loans of £7.7 billion.

	UK PBB	Ulster RoI
2018	mortgages	mortgages	Wholesale
Stage 3 loans (£bn)	1.2	2.1	3.4
Vintage (time in default):
<1 year	26%	7%	22%
1-3 years	21%	12%	19%
3-5 years	14%	14%	9%
5-10 years	35%	63%	50%
>10 years	4%	4%	—
	100%	100%	100%

Key points

•          Mortgages – The proportion of the Stage 3 defaulted population who have been in default for over five years reflected RBS’s support for customers in financial difficulty. When customers continue to engage constructively with RBS making regular payments, RBS continues to support them. RBS’s provisioning approach retains customers in Stage 3 for a life-time loss provisioning calculation even when their arrears status reverts to below 90 days past due.

•          Wholesale – The value of Stage 3 loans that have been impaired for 5-10 years was mainly due to customers being in a protracted formal insolvency process or subject to litigation or a complaints process.

Asset quality (audited)

Asset quality analysis is based on internal asset quality ratings which have ranges for the probability of default. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBS map to both an asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. The table that follows details the relationship between internal asset quality (AQ) bands and external ratings published by Standard & Poor’s (S&P), for illustrative purposes only. This relationship is established by observing S&P’s default study statistics, notably the one year default rates for each S&P rating grade. A degree of judgement is required to relate the probability of default ranges associated with the master grading scale to these default rates given that, for example, the S&P published default rates do not increase uniformly by grade and the historical default rate is nil for the highest rating categories.

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

Capital and risk management

Credit risk – Banking activities continued

Asset quality (audited)

The table below summarises asset quality bands of gross loans and ECL by stage for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2018	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	95,618	3,621		99,239	6	11		17	0.01	0.30		0.02
AQ5-AQ8	42,771	5,845		48,616	6	46		52	0.01	0.79		0.11
AQ9	32	804		836	—	17		17	—	2.11		2.03
AQ10			1,541	1,541			151	151			9.80	9.80
	138,421	10,270	1,541	150,232	12	74	151	237	0.01	0.72	9.80	0.16
RoI mortgages
AQ1-AQ4	5,164	226		5,390	4	5		9	0.08	2.21		0.17
AQ5-AQ8	5,668	717		6,385	7	32		39	0.12	4.46		0.61
AQ9	12	439		451	—	39		39	—	8.88		8.65
AQ10 (1)			2,124	2,124			515	515			24.25	24.25
	10,844	1,382	2,124	14,350	11	76	515	602	0.10	5.50	24.25	4.20
Other mortgages
AQ1-AQ4	359	1		360	—	—		—	—	—		—
AQ5-AQ8	136	2		138	—	—		—	—	—		—
AQ10			1	1			—				—	—
	495	3	1	499	—	—	—	—	—	—	—	—
Credit cards
AQ1-AQ4	34	1		35	—	—		—	—	—		—
AQ5-AQ8	2,810	1,180		3,990	38	103		141	1.35	8.73		3.53
AQ9	7	62		69	—	17		17	—	27.42		24.64
AQ10			122	122			72	72			59.02	59.02
	2,851	1,243	122	4,216	38	120	72	230	1.33	9.65	59.02	5.46
Other
AQ1-AQ4	997	43		1,040	4	5		9	0.40	11.63		0.87
AQ5-AQ8	5,889	1,847		7,736	55	186		241	0.93	10.07		3.12
AQ9	56	183		239	2	56		58	3.57	30.60		24.27
AQ10			563	563			420	420			74.60	74.60
	6,942	2,073	563	9,578	61	247	420	728	0.88	11.92	74.60	7.60
Total
AQ1-AQ4	102,172	3,892		106,064	14	21		35	0.01	0.54		0.03
AQ5-AQ8	57,274	9,591		66,865	106	367		473	0.19	3.83		0.71
AQ9	107	1,488		1,595	2	129		131	1.87	8.67		8.21
AQ10			4,351	4,351			1,158	1,158			26.61	26.61
	159,553	14,971	4,351	178,875	122	517	1,158	1,797	0.08	3.45	26.61	1.00

Note:

(1)             At 31 December 2018, AQ10 includes £0.6 billion RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but included in Stage 3.

Key points

•             The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.

•             The relatively high level of Stage 3 impaired assets (AQ10) in RoI mortgages reflected their legacy mortgage portfolio and the residual effects from the financial crisis. In other personal, the relatively high level of exposures in AQ10 reflected the fact that impaired assets can be held on balance sheet with commensurate ECL provision for up to six years after default.

•             ECL provisions coverage shows the expected trend with increased coverage in the poorer asset quality bands, and also by stage.

Capital and risk management

Credit risk – Banking activities continued

Asset quality (audited)

The table below summarises asset quality bands of gross loans and ECL by stage for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2018	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,740	393		16,133	8	9		17	0.05	2.29		0.11
AQ5-AQ8	17,397	1,418		18,815	35	26		61	0.20	1.83		0.32
AQ9	8	66		74	—	4		4	—	6.06		5.41
AQ10			1,685	1,685			506	506			30.03	30.03
	33,145	1,877	1,685	36,707	43	39	506	588	0.13	2.08	30.03	1.60
Corporate
AQ1-AQ4	21,814	773		22,587	13	14		27	0.06	1.81		0.12
AQ5-AQ8	40,004	7,647		47,651	93	171		264	0.23	2.24		0.55
AQ9	26	333		359	1	15		16	3.85	4.50		4.46
AQ10			1,643	1,643			634	634			38.59	38.59
	61,844	8,753	1,643	72,240	107	200	634	941	0.17	2.28	38.59	1.30
Financial institutions
AQ1-AQ4	22,150	247		22,397	5	5		10	0.02	2.02		0.04
AQ5-AQ8	2,352	222		2,574	7	2		9	0.30	0.90		0.35
AQ9	—	5		5	—	—		—	—	—		—
AQ10			35	35			22	22			62.86	62.86
	24,502	474	35	25,011	12	7	22	41	0.05	1.48	62.86	0.16
Sovereign
AQ1-AQ4	6,780	22		6,802	1	—		1	0.01	—		0.01
AQ5-AQ8	161	—		161	—	—		—	—	—		—
AQ10			4	4			—	—			—	—
	6,941	22	4	6,967	1	—	—	1	0.01	—	—	0.01
Total
AQ1-AQ4	66,484	1,435		67,919	27	28		55	0.04	1.95		0.08
AQ5-AQ8	59,914	9,287		69,201	135	199		334	0.23	2.14		0.48
AQ9	34	404		438	1	19		20	2.94	4.70		4.57
AQ10			3,367	3,367			1,162	1,162			34.51	34.51
	126,432	11,126	3,367	140,925	163	246	1,162	1,571	0.13	2.21	34.51	1.11

Key points

•        Across the Wholesale portfolio, the asset quality band distribution differed reflecting the diverse nature of differing sectors. 48% of Wholesale lending exposure was in the AQ1-AQ4 band.

•        The relatively low provision coverage for Stage 3 loans in the property sector reflected the secured nature of the exposures.

Credit risk – Trading activities

This section covers the credit risk profile of RBS’s trading activities. All disclosures are audited.

Security funding transactions and collateral (audited)

The table below captures securities funding transactions in NWM and Treasury. All transactions that are outside netting arrangements are in NWM.

	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
2018	£m	£m	£m	£m	£m	£m
Gross	68,044	65,057	2,987	70,097	68,940	1,157
IFRS offset	(39,737)	(39,737)	—	(39,737)	(39,737)	—
Carrying value	28,307	25,320	2,987	30,360	29,203	1,157

Master netting arrangements	(762)	(762)	—	(762)	(762)	—
Securities collateral	(24,548)	(24,548)	—	(28,441)	(28,441)	—
Potential for offset not recognised under IFRS	(25,310)	(25,310)	—	(29,203)	(29,203)	—
Net	2,997	10	2,987	1,157	—	1,157

2017
Gross	84,706	78,991	5,715	82,395	80,088	2,307
IFRS offset	(43,974)	(43,974)	—	(43,974)	(43,974)	—
Carrying value	40,732	35,017	5,715	38,421	36,114	2,307

Master netting arrangements	(329)	(329)	—	(329)	(329)	—
Securities collateral	(34,646)	(34,646)	—	(35,785)	(35,785)	—
Potential for offset not recognised under IFRS	(34,975)	(34,975)	—	(36,114)	(36,114)	—
Net	5,757	42	5,715	2,307	—	2,307

Capital and risk management

Credit risk – Trading activities continued

Derivatives (audited)

The table below summarises derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS 9. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets, the table below also includes hedging derivatives in Treasury.

	2018							2017
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						138,390	135,673		177,931	172,063
IFRS offset						(5,041)	(6,776)		(17,088)	(17,557)
Carrying value	2,895	5,129	4,323	1,632	13,979	133,349	128,897	15,482	160,843	154,506
Of which:
Interest rate (1)
Interest rate swaps						81,855	74,004		99,065	91,025
Options purchased						14,481	—		21,733	—
Options written						—	16,371		—	21,021
Futures and forwards						74	69		147	114
Total	2,521	3,589	3,686	740	10,536	96,410	90,444	12,016	120,945	112,160
Exchange rate
Spot, forwards and futures						17,904	18,610		19,283	19,172
Currency swaps						11,322	12,062		11,163	13,534
Options purchased						7,319	—		8,765	—
Options written						—	7,558		—	8,975
Total	373	1,532	629	892	3,426	36,545	38,230	3,425	39,211	41,681
Credit	1	7	8	—	16	346	208	38	531	558
Equity and commodity	—	1	—	—	1	48	15	3	156	107
Carrying value					13,979	133,349	128,897	15,482	160,843	154,506

Counterparty mark-to-market netting						(106,762)	(106,762)		(128,287)	(128,287)
Cash collateral						(17,937)	(15,227)		(20,311)	(18,035)
Securities collateral						(4,469)	(3,466)		(5,850)	(3,952)
Net exposure						4,181	3,442		6,395	4,232
Of which outside netting arrangements						2,061	1,708		2,261	1,658

Banks (2)						362	443		461	466
Other financial institutions (3)						1,054	1,144		1,608	1,625
Corporate (4)						2,510	1,817		3,843	2,065
Government (5)						255	38		483	76
Net exposure						4,181	3,442		6,395	4,232

UK						1,935	1,304		4,079	1,853
Europe						1,308	1,465		1,643	1,777
US						588	298		346	317
RoW						350	375		327	285
Net exposure						4,181	3,442		6,395	4,232

Asset quality of uncollateralised derivative assets
AQ1-AQ4						3,384			5,173
AQ5-AQ8						773			1,216
AQ9						3			3
AQ10						21			3
Net exposure						4,181			6,395

Notes:

(1)      The notional amount of interest rate derivatives include £5,952 billion (2017 – £7,400 billion) in respect of contracts cleared through central clearing counterparties.

(2)      Transactions with certain counterparties with whom RBS has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.

(3)      Transactions with securitisation vehicles and funds where collateral posting is contingent on RBS’s external rating.

(4)      Mainly large corporates with whom RBS may have netting arrangements in place, but operational capability does not support collateral posting.

(5)      Sovereigns and supranational entities with one-way collateral agreements in their favour.

Capital and risk management

Credit risk – Trading activities continued

Derivatives: settlement basis and central counterparties (audited)

The table below summarises the derivative notional and fair value by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
	Traded on	Settled	Not settled		Traded on	Traded	Traded on	Traded
	recognised	by central	by central		recognised	over the	recognised	over the
	exchanges	counterparties	counterparties	Total	exchanges	counter	exchanges	counter
2018	£bn	£bn	£bn	£bn	£m	£m	£m	£m
Interest rate	1,642	5,952	2,942	10,536	—	96,410	—	90,444
Exchange rate	4	—	3,422	3,426	—	36,545	—	38,230
Credit	—	—	16	16	—	346	—	208
Equity and commodity	—	—	1	1	—	48	—	15
Total	1,646	5,952	6,381	13,979	—	133,349	—	128,897
2017
Interest rate	1,506	7,400	3,110	12,016	—	120,945	—	112,160
Exchange rate	4	—	3,421	3,425	—	39,211	—	41,681
Credit	—	—	38	38	—	531	—	558
Equity and commodity	—	—	3	3	—	156	1	106
Total	1,510	7,400	6,572	15,482	—	160,843	1	154,505

Debt securities (audited)

The table below summarises debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
2018	£m	£m	£m	£m	£m	£m
AAA	—	—	2,093	1,459	7	3,559
AA to AA+	6,834	4,689	3,161	773	120	15,577
A to AA-	—	—	4,571	482	51	5,104
BBB- to A-	—	—	3,592	802	285	4,679
Non-investment grade	—	—	81	832	237	1,150
Unrated	—	—	—	572	8	580
Total	6,834	4,689	13,498	4,920	708	30,649

Short positions	(6,394)	(2,008)	(13,500)	(1,724)	(201)	(23,827)
2017

AAA	—	—	1,474	1,576	21	3,071
AA to AA+	3,514	3,667	2,386	984	168	10,719
A to AA-	—	—	7,224	427	78	7,729
BBB- to A-	—	—	3,267	796	493	4,556
Non-investment grade	—	—	385	552	171	1,108
Unrated	—	—	—	255	43	298
Total	3,514	3,667	14,736	4,590	974	27,481

Short positions	(3,490)	(2,501)	(20,390)	(1,945)	(201)	(28,527)

Credit risk – Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table below sets out cross border exposures greater than 0.5% of RBS’s total assets.

	Government	Banks	Other	Total	Short positions	Net of short positions
2018	£m	£m	£m	£m	£m	£m
Western Europe	21,121	19,003	16,741	56,865	14,103	42,762
Of which: France	3,396	10,209	1,579	15,184	1,626	13,558
Of which: Germany	8,023	3,086	1,145	12,254	5,397	6,857
Of which: Netherlands	1,142	675	3,739	5,556	985	4,571
United States	13,558	5,458	8,379	27,395	2,103	25,292
Japan	4,857	2,327	405	7,589	11	7,578
2017
France	4,721	11,739	2,320	18,780	3,324	15,456
Germany	7,643	5,819	2,165	15,627	9,957	5,670
Netherlands	1,897	798	5,395	8,090	986	7,104
United States	8,697	4,494	8,048	21,239	2,607	18,632
Japan	7,533	4,879	197	12,609	15	12,594
2016
France	4,275	7,045	2,003	13,323	2,392	10,931
Germany	8,868	4,836	2,138	15,842	4,207	11,635
Netherlands	2,809	563	6,699	10,071	1,061	9,010
United States	7,677	6,012	8,138	21,827	5,099	16,728
Japan	8,291	5,441	375	14,107	1	14,106

Capital and risk management

Credit risk continued

Key IFRS 9 terms and differences to the prior IAS accounting standard and regulatory framework (audited)

Attribute	IFRS 9	IAS 39	Regulatory (CRR)
Default/credit impairment

To determine the risk of a default occurring, management applies a default definition that is consistent with the Basel/regulatory definition of default.

Assets that are defaulted are shown as credit impaired. RBS uses 90 days past due as a consistent measure for default across all product classes. The population of credit impaired assets is broadly consistent with IAS 39, though measurement differs because of the application of MES. Assets that were categorised as potential problems with no impairment provision are now categorised as Stage 3.

Default aligned to loss events, all financial assets where an impairment event had taken place – 100% probability of default and an internal asset quality grade of AQ10 – were classed as non-performing.

Impaired financial assets were those for which there was objective evidence that the amount or timing of future cash flows had been adversely impacted since initial recognition.

A default shall be considered to have occurred with regard to a particular financial asset when either or both of the following have taken place:
– RBS considers that the customer is unlikely to pay its credit obligations without recourse by the institution to actions such as realising security;
– The customer is past due more than 90 days.

For Personal exposures, the definition of default may be applied at the level of an individual credit facility rather than in relation to the total obligations of a borrower.

Probability of default (PD)

PD is the likelihood of default assessed on the prevailing economic conditions at the reporting date (point in time), adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default; it will not equate to a long run average.

Regulatory PDs adjusted to point in time metrics were used in the latent provision calculation.

The likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

For Wholesale, PD models reflect losses that would arise through-the-cycle; this represents a long run average view of default levels.

For Personal, the prevailing economic conditions at the reporting date (point-in-time) are used.

Significant increase in credit risk (SICR)

A framework incorporating both quantitative and qualitative measures aligned to the Group’s current risk management framework has been established. Credit deterioration will be a management decision, subject to approval by governing bodies such as the Provisions Committee.

The staging assessment requires a definition of when a SICR has occurred; this moves the loss calculation for financial assets from a 12 month horizon to a lifetime horizon. Management has established an approach that is primarily informed by the increase in lifetime probability of default, with additional qualitative measures to account for assets where PD does not move, but a high risk factor is determined.

		Not applicable.	Not applicable.
Forward-looking and multiple scenarios

The evaluation of future cash flows, the risk of default and impairment loss should take into account expectations of economic changes that are reasonable.

More than one outcome should be considered to ensure that the resulting estimation of impairment is not biased towards a particular expectation of economic growth.

		Financial asset carrying values based upon the expectation of future cash flows.	Not applicable.

Capital and risk management

Credit risk continued

Key IFRS 9 terms and differences to the prior IAS accounting standard and regulatory framework (audited)

Attribute	IFRS 9	IAS 39	Regulatory (CRR)
Loss given default (LGD)

LGD is a current assessment of the amount that will be recovered in the event of default, taking account of future conditions. It may occasionally equate to the regulatory view albeit with conservatism and downturn assumptions generally removed.

Regulatory LGD values were often used for calculating collective and latent provisions; bespoke LGDs were also used.

An estimate of the amount that will not be recovered in the event of default, plus the cost of debt collection activities and the delay in cash recovery. LGD is a downturn based metric, representing a prudent view of recovery in adverse economic conditions.

Exposure at default (EAD)	Expected balance sheet exposure at default. It differs from the regulatory method as follows: – It includes the effect of amortisation; and – It caps exposure at the contractual limit.	Based on the current drawn balance plus future committed drawdowns.

Models are used to provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD cannot be lower than the reported balance sheet, but can be reduced by a legally enforceable netting agreement.

Date of initial recognition

The reference date used to assess a significant increase in credit risk is as follows. Term lending: the date the facility became available to the customer. Wholesale revolving products: the date of the last substantive credit review (typically annual) or, if later, the date facility became available to the customer. Retail Cards:  the account opening date or, if later, the date the card was subject to a regular three year review or the date of any subsequent limit increases. Current accounts/overdrafts: the account opening date or, if later, the date of initial granting of overdraft facility or of limit increases.

		Not applicable for impairment but defined as the date when the entity becomes a party to the contractual provisions of the instrument.	Not applicable.
Modification

A modification occurs when the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in derecognition. A modification requires immediate recognition in the income statement of any impact on the carrying value and effective interest rate (EIR) or examples of modification events include forbearance and distressed restructuring. The financial impact is recognised in the income statement as an impairment release/(loss).

		Modification was not separately defined but accounting impact arose as an EIR adjustment on changes that were not derecognition or impairment events.	Not applicable.

Capital and risk management

Market risk

RBS is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed separately. As a result, each type of market risk is discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 169.

Pension-related activities also give rise to market risk. Refer to page 172 for more information on risk related to pensions.

Non-traded market risk

Definition

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

The following disclosures in this section are audited:

•       Internal banking book VaR.

•       Foreign exchange risk.

•       Equity risk.

Sources of risk

RBS’s non-traded market risk exposure is largely managed in line with the following key categories: interest rate risk; credit spread risk; foreign exchange risk; equity risk; and accounting volatility risk.

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary. NTIRR comprises three primary risk types: gap risk, basis risk and option risk.

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through equity.

Foreign exchange risk

Non-traded foreign exchange risk arises from two main sources:

•       Structural foreign exchange risk – arises from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling.

•       Non-trading book foreign exchange risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

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

Key developments in 2018

•       Interest rates rose in 2018 but remained low by historical standards. The UK base rate rose from 0.5% to 0.75% in August 2018. The five-year swap rate was 1.22% at 31 December 2018 compared to 0.98% at 31 December 2017.

•       Sterling weakened against the US dollar and slightly against the euro over the year.

•       The persistence of low interest rates and weaker sterling partly reflected uncertainty over Brexit.

•       Compliance with ring-fencing regulations resulted in the split of non-traded market risk management responsibility for NatWest Holdings and its subsidiaries from non-ring-fenced companies.

•       Changes in accounting treatment under IFRS 9, which took effect from 1 January 2018, had an impact on the way certain non-traded market risk exposures are calculated. Some structured loans were recognised at fair value through the profit and loss on transition to IFRS 9. However, this exposure had declined by the end of the year, mainly due to asset disposals.

Risk governance

Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function.

Risk positions are reported monthly to the Executive Risk Committee and quarterly to the Board Risk Committee, as well as to the Asset & Liability Management Committee (monthly in the case of interest rate, credit spread and accounting volatility risks and quarterly in the case of foreign exchange and equity risks).

Market risk policy statements set out the governance and risk management framework.

Risk appetite

RBS’s qualitative appetite is set out in the non-traded market risk appetite statement.

Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits. These limits comprise both board risk measures (which are approved by the RBS Board on the recommendation of the Board Risk Committee) and key risk measures, which are approved by the Asset & Liability Management Committee.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments.

To ensure approved limits are not breached and that RBS remains within its risk appetite, triggers at RBS and lower levels have been set and are actively managed.

For further information on risk appetite, refer to page 104.

Risk controls

For information on risk controls, refer to page 104.

Risk monitoring and mitigation

Interest rate risk

NTIRR factors are grouped into the following categories:

•       Gap risk – arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).

•       Basis risk – captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.

•       Option risk – arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where RBS or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk.

Due to the long-term nature of many retail and commercial portfolios – and their varied interest rate repricing characteristics and maturities – net interest income is likely to vary from period to period, even if interest rates remain the same. New business originated in any period will alter RBS’s interest rate sensitivity if the resulting portfolio differs

Capital and risk management

Non-traded market risk continued

from portfolios originated in prior periods, depending on the extent to which exposure has been hedged. To manage exposures within appetite, RBS aggregates its interest rate positions and hedges these externally using cash and derivatives (primarily interest rate swaps).

Credit spread risk

RBS’s bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure RBS can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures. The dealing authorities in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating. Exposures and limit utilisations are reported to senior management on a daily basis.

Foreign exchange risk

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed to predefined risk appetite levels under delegated authority from the Asset & Liability Management Committee. RBS seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS policy.

Equity risk

Non-traded equity risk is the potential variation in the income and reserves arising from changes in equity valuations. Any such risk is identified prior to any investments and then mitigated through a framework of controls.

Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature, such as customer restructurings, are taken by authorised persons with delegated authority under the credit approval framework.

Accounting volatility risk

Accounting volatility can be mitigated through hedge accounting. The profit and loss impact of the derivatives can be mitigated by marking the exposure to market. However, volatility will remain in cases where accounting rules mean that hedge accounting is not an option. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the Internal Capital Adequacy Assessment Process.

Risk measurement

The market risk exposures arising as a result of RBS’s retail and commercial banking activities are measured using a combination of value-based metrics (VaR and sensitivities) and earnings-based metrics, as explained in greater detail for each of the exposure types discussed in this section. The following table presents one-day internal banking book VaR at a 99% confidence level, split by risk type.

	2018				2017
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	14.4	28.2	7.3	11.6	9.1	15.3	5.6	5.6
Euro	2.1	3.9	1.0	1.0	3.3	4.3	2.3	3.3
Sterling	14.5	26.0	7.9	13.3	6.3	13.8	1.8	2.8
US dollar	4.7	8.7	1.4	8.7	5.5	8.8	2.1	7.7
Other	0.5	0.7	0.3	0.7	1.0	1.1	0.8	0.8
Credit spread	59.7	77.8	49.4	77.8	60.6	82.4	47.4	49.7
Structural foreign exchange rate	13.4	32.7	5.9	13.0	12.4	17.2	9.3	15.4
Pipeline risk (1)	0.6	1.3	0.3	0.4	0.9	1.7	0.2	1.0
Diversification (2)	(24.9)			(20.5)	(19.2)			(17.3)
Total	63.0	82.3	54.9	82.3	63.8	83.1	54.4	54.4

Notes:

(1)     Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2)     RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points (audited)

•          On average, non-traded VaR remained broadly unchanged year on year.

•          The main component of the VaR is credit spread risk. VaR peaked at year-end, mainly driven by higher volatility in credit spreads due to economic uncertainty that affected the UK Gilts portfolio.

•          Interest rate VaR peaked in January driven by the impact of transition to IFRS 9 on interest rate exposure in the structured loan portfolio. It subsequently declined, driven by additional hedging put in place during H1 2018 and asset disposals during H2 2018.

•          Structural foreign exchange rate VaR peaked in H1 2018. The VaR measures the residual spot sensitivity of the CET1 ratio to exchange rate movements. CET1 ratio sensitivity to the sterling/US dollar exchange rate increased in May when foreign exchange rate options were exercised to hedge additional US dollar liabilities that were recognised when the agreement in principle with the US Department of Justice was reached.

Capital and risk management

Non-traded market risk continued

Structural hedging

RBS has the benefit of a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government Gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, RBS allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and RBS’s capital composition.

The table below presents the incremental income allocation (above three-month LIBOR), total income allocation (including three-month LIBOR), the period end and average notional balances and the total yield (including three-month LIBOR) associated with the structural hedges managed by RBS.

	2018					2017
	Incremental	Total	Period end	Average	Total	Incremental	Total	Period end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity structural hedging	469	672	29	29	2.33	628	703	28	28	2.48
Product structural hedging	368	1,104	110	108	1.02	680	1,027	107	101	1.02
Other structural hedges	89	167	22	22	0.77	147	165	21	20	0.83
Total	926	1,943	161	159	1.22	1,455	1,895	156	149	1.27

Equity structural hedges refer to income allocated primarily to equity and reserves. This includes NatWest Markets Plc and NatWest Holdings.  Product structural hedges refer to income allocated to customer products, for example current accounts, in NatWest Holdings. Other structural hedges refer to hedges managed by the subsidiaries (Private Banking, Ulster Bank Limited, UBIDAC and RBSI). A significant proportion of Other structural hedges are euro-denominated.

The table below presents the incremental income associated with product structural hedges at segment level.

	2018	2017
	£m	£m
UK Personal & Business Banking	242	440
Commercial Banking	124	235
Other	2	5
Total	368	680

Key points

•       The incremental income from the structural hedge was lower than that in 2017 primarily due to the increase in three-month LIBOR during 2018. The overall yield of the hedge was relatively stable.

•       Five-year and ten-year sterling swap rates at 31 December 2018 were 1.22% and 1.35%, respectively. Equity structural hedges amortise over ten years whilst product hedges amortise over five years. Other structural hedges also amortise over five years except a small proportion of RBSI’s hedge which amortises over ten years.

•       Compliance with ring-fencing regulations during H2 2018 resulted in a split of the equity structural hedge between NatWest Holdings and NatWest Markets. Approximately £6 billion of the equity hedge was allocated to NWM Plc in 2018.

•       Additionally, as a result of ring-fencing legislation, RBSI is not able to hedge with NatWest Holdings. Instead of placing hedges with NatWest Holdings Treasury, RBSI now hedges its structural exposure with bonds, primarily UK government Gilts.

Capital and risk management

Non-traded market risk continued

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

RBS uses VaR as its value-based approach and sensitivity of net interest income (NII) as its earnings-based approach.

These two approaches provide different yet complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the NII sensitivity approach incorporate business assumptions and simulated modifications in customer behaviour as interest rates change. In contrast, the VaR approach assumes static underlying positions and therefore does not provide a dynamic measurement of interest rate risk. In addition, while NII sensitivity calculations are measured to a 12-month horizon and thus provide a shorter-term view of the risks on the balance sheet, the VaR approach can identify risks not captured in the sensitivity analysis, in particular the impact of duration and repricing risk on earnings beyond 12 months.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

RBS’s standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate.

The non-traded interest rate risk VaR metrics for RBS’s retail and commercial banking activities are included in the banking book VaR table on page 165. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It includes any mismatch between structural hedges and stable non and low interest-bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile.

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates because changes to coupons on some customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity to rate movements is derived from a central forecast over a 12-month period. A simplified scenario is shown below based on the period-end balance sheet (assuming that non-interest rate variables remain constant). Market-implied forward rates are used to generate the base case earnings forecast, which is then subject to interest rate shocks. The variance between the central forecast and the shock gives an indication of underlying sensitivity to interest rate movements.

The sensitivity of net interest earnings table shows the expected impact, over 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. Yield curves are expected to move in parallel though interest rates are assumed to floor at zero per cent or, for euro rates, at the current negative rate.

The main driver of earnings sensitivity relates to interest rate pass-through assumptions on customer products. The scenario also captures the impact of the reinvestment of maturing structural hedges at higher or lower rates than the base-case earnings sensitivity and mismatches in the repricing dates of loans and deposits.

However, reported sensitivities should not be considered a guide to future performance. They do not capture potential management action in response to sudden changes in the interest rate environment. Actions that could reduce NII sensitivity and mitigate adverse impacts are changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be targeted at stabilising total income taking into account non-interest income in addition to NII.

	Parallel shifts in yield curve
	+25 basis points	-25 basis points	+100 basis points	-100 basis points
2018	£m	£m	£m	£m
Euro	29	(3)	114	(1)
Sterling	152	(201)	651	(717)
US dollar	15	(8)	63	(42)
Other	1	2	2	3
Total	197	(210)	830	(757)

2017
Euro	13	(8)	53	(11)
Sterling	151	(218)	664	(504)
US dollar	14	(13)	58	(49)
Other	—	(4)	—	(7)
Total	178	(243)	775	(571)

Key point

•                  Net interest earnings sensitivity to a 100-basis-point downward shift in yield curves rose in 2018 compared to 2017. In the shock scenarios, rates fell further at 31 December 2018 than at 31 December 2017 before hitting an assumed zero per cent floor on interest rates. This was mainly due to rises in short-term cash rates since December 2017, which increased the impact of the rate shock. This effect was not seen in the 25-basis-point downward shift as most rates remain above zero per cent after the interest rate shock.

Capital and risk management

Non-traded market risk continued

The tables below show the net interest earnings sensitivity on a one-year, two-year and three-year forward-looking basis to a parallel upward or downward shift in interest rates of 25 basis points. The projection is a simplified sensitivity in which the balance sheet is assumed to be constant, with no change in customer behaviour or margin management strategy as a result of rate changes. The benefit of structural hedges increases (or decreases) as maturing hedges are reinvested over the three-year period.

	+25 basis points parallel upward shift			-25 basis points parallel downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
2018	£m	£m	£m	£m	£m	£m
Structural hedges	32	98	170	(32)	(98)	(167)
Managed margin (2)	150	171	170	(177)	(189)	(163)
Other	15	—	—	(2)	—	—
Total	197	269	340	(210)	(287)	(330)
2017
Structural hedges	33	100	171	(33)	(99)	(171)
Managed margin (2)	153	170	178	(220)	(137)	(121)
Other	(8)	—	—	10	—	—
Total	178	270	349	(243)	(236)	(292)

Notes:

(1)	The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.
(2)	Primarily current accounts and savings accounts.

Sensitivity of fair value through other comprehensive income (FVOCI) and cash flow hedging reserves to interest rate movements.

RBS holds most of the bonds in its liquidity portfolio at fair value. Valuation changes that are not hedged (or not in effective hedge accounting relationships) are recognised in FVOCI reserves. This is a component of credit spread risk.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed rate mortgages. Generally these swaps are booked in hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of FVOCI reserves and cash flow hedge reserves to a parallel shift in all rates. In this analysis, interest rates have not been floored at zero. Hedges are assumed to be fully effective. Hedge ineffectiveness would be expected to result in a portion of the reserve gains or losses shown below being recognised in P&L instead of reserves. Hedge ineffectiveness P&L is monitored and the effectiveness of cash flow and fair value hedge relationships are regularly tested in accordance with IFRS requirements. Note that a movement in the FVOCI reserve would have an impact on CET1 capital but a movement in the cash flow hedge reserve would not be expected to do so. Volatility in both reserves affects tangible net asset value.

	+25 basis points	-25 basis points	+100 basis points	-100 basis points
2018	£m	£m	£m	£m
FVOCI reserves	(55)	55	(220)	216
Cash flow hedge reserves	(318)	323	(1,250)	1,315
Total	(373)	378	(1,470)	1,531

2017
FVOCI reserves	(41)	42	(164)	167
Cash flow hedge reserves	(443)	448	(1,744)	1,819
Total	(484)	490	(1,908)	1,986

Key points

•          The sensitivity of the cash flow hedge reserve to interest rate movements fell in 2018. In part this reflected an increase in customer demand for longer fixed rates on mortgage products. Customers increasingly opted to fix mortgage rates for five years. This reduced the requirement for five-year interest rate swaps.

•          The increase in FVOCI reserve sensitivity was driven by the increase in the bonds held in liquidity portfolios due to the establishment of the NatWest Markets Plc liquid asset buffer as a result of ring-fencing implementation.

Capital and risk management

Non-traded market risk continued

Foreign exchange risk (audited)

The table below shows structural foreign currency exposures.

			Net investments in	Net	Structural foreign		Residual structural
	Net investments in	Non-controlling	foreign operations	investment	currency exposures	Economic	foreign currency
	foreign operations	interests (NCI) (1)	excluding NCI	hedges	pre-economic hedges	hedges (2)	exposures
2018	£m	£m	£m	£m	£m	£m	£m
US dollar	553	—	553	(4)	549	(549)	—
Euro	6,428	33	6,395	(853)	5,542	—	5,542
Other non-sterling	2,600	710	1,890	(1,249)	641	(81)	560
Total	9,581	743	8,838	(2,106)	6,732	(630)	6,102
2017
US dollar	766	—	766	(14)	752	(752)	—
Euro	7,160	61	7,099	(342)	6,757	(2,224)	4,533
Other non-sterling	2,493	645	1,848	(930)	918	(453)	465
Total	10,419	706	9,713	(1,286)	8,427	(3,429)	4,998

Notes:

(1)      Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity.

(2)      Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available. Economic hedges of other currency net investments in foreign operations represent monetary liabilities that are not booked as net investment hedges.

Key points

•       The main driver of the reduction in structural foreign currency exposures was lower net investment in eurozone subsidiaries as a result of the €1.5 billion dividend paid by UBI DAC to NatWest Holdings Limited during Q1 2018. The reduction in US dollar exposures reflected the impact of the agreement with the US Department of Justice in relation to RMBS conduct fines.

•       Euro economic hedges reduced as a result of the redemption of equity securities.

•       Changes in exchange rates affect equity in proportion to structural foreign currency exposures. At 31 December 2018, a 5% strengthening in all foreign currencies against sterling results in a £0.4 billion increase in equity reserves, while a 5% weakening in all foreign currencies against sterling results in a £0.3 billion reduction in equity reserves.

Equity risk (audited)

Equity positions are carried at fair value on the balance sheet based on available market prices where possible. If market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below shows the balance sheet carrying value of non-traded book equity positions.

	2018	2017
	£m	£m
Exchange-traded equity	41	41
Private equity	303	243
Other	87	136
	431	420

The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares.

	2018	2017
	£m	£m
Net realised gains arising from disposals	23	82
Unrealised gains included in Tier 1 or Tier 2 capital	153	60

Note:

(1)      Includes gains or losses on FVOCI instruments only.

Capital and risk management

Traded market risk

Definition

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

The following disclosures in this section are audited:

•       Traded VaR (1-day 99%)

Sources of risk

Traded market risk mainly arises from RBS’s trading activities. These activities provide a range of financing, risk management and investment services to clients – including corporations and financial institutions – around the world. From a market risk perspective, activities are focused on rates; currencies; securitised products; and traded credit. RBS undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives.

All material traded market risk resides in NatWest Markets. The key categories are interest rate risk, credit spread risk and foreign currency price risk.

Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section on page 123.

Key developments in 2018

•       Geopolitical risk resulted in periods of market volatility during the year. This mainly related to threats of a trade war between China and the US, elections in Italy and negotiations on a Brexit deal. European interest rates remained at low levels, although the Bank of England and US Federal Reserve continued raising rates.

•       Traded VaR fluctuated throughout 2018, reflecting political developments and geopolitical risk, but remained broadly unchanged on an average basis compared to 2017.

Risk governance

Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. Oversight is provided by the Market Risk function. Traded market risk positions are reported monthly to the Executive Risk Committee and quarterly to the Board Risk Committee. Market risk policy statements set out the governance and risk management framework.

Risk appetite

RBS’s qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limit framework at RBS level comprises value-at-risk (VaR) and stressed value-at-risk (SVaR). More details on these are provided on the following pages.

The limit framework at trading unit level also comprises additional metrics specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that RBS remains within its risk appetite, triggers at RBS and lower levels have been set such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented.

For more detail on risk appetite, refer to page 104.

Risk controls

For information on risk controls, refer to page 104.

Risk monitoring and mitigation

Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, franchise and RBS-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

Traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report summarising the position of exposures against limits at RBS, franchise, business and desk levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee and Board Risk Committee.

Risk measurement (audited)

RBS uses VaR, SVaR and the incremental risk charge to measure traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that RBS is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

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

The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days on an equally-weighted basis.

The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk.

When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used.

Testing of the performance and adequacy of the VaR model is done on a regular basis through the following processes:

•       Back-testing – Internal and regulatory back-testing is conducted on a daily basis. (For information on internal back-testing, refer to page 171.)

•       Ongoing model validation – VaR model performance is assessed both regularly and on an ad-hoc basis if market conditions or portfolio profile change significantly.

•       Model Risk Management review – As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile.

Capital and risk management

Traded market risk continued

One-day 99% traded internal VaR

Traded VaR (1-day 99%)

The table below shows one-day 99% internal VaR for RBS’s trading portfolios, split by exposure type.

	2018				2017
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	14.3	27.3	9.2	13.0	14.1	24.5	8.8	15.3
Credit spread	11.0	24.2	6.9	8.2	12.1	19.4	8.8	16.7
Currency	3.1	7.6	1.4	5.3	4.9	10.0	2.3	3.5
Equity	0.8	1.6	0.3	0.8	1.2	2.1	0.4	0.4
Commodity	0.3	1.0	0.1	0.1	0.4	1.3	—	0.2
Diversification (1)	(10.5)			(8.8)	(12.8)			(15.3)
Total	19.0	35.6	11.7	18.6	19.9	29.5	13.2	20.8

Note:

(1)      RBS benefits from diversification since it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•          Although traded VaR fluctuated throughout 2018 as explained earlier, it remained broadly unchanged year-on-year on both an average and period-end basis.

•          The peaks in January, May and July were largely related to bond syndication activity and, in the case of January, long euro rates.

Capital and risk management

Traded market risk continued

VaR back-testing

The main approach employed to assess the VaR model’s ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical (Hypo) P&L.

The Actual P&L for a particular business day is the firm’s actual P&L in respect of trading activities, including intraday activities, adjusted by stripping out fees and commissions, brokerage, and additions to and releases from reserves not directly related to market risk.

The Hypo P&L reflects the firm’s Actual P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Actual or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through appropriate remediation or development action. Both Actual and Hypo back-testing exceptions are monitored.

The table below shows internal back-testing exceptions for the 250-business-day period to 31 December 2018 for one-day 99% traded internal VaR compared with Actual and Hypo P&L for the major NatWest Markets businesses.

	Back-testing exceptions
	Actual	Hypo
Rates	4	8
Currencies	—	4
Credit	—	—

Key points

•       Statistically RBS would expect to see back-testing exceptions 1% of the time over the 250-day period.

•       The exceptions in the Rates business were mainly driven by the increased volatility connected with large market movements due to political uncertainty in Italy and Spain.

•       The exceptions in the Currencies business were mainly due to market movements.

Stressed VaR (SVaR)

As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions.

	Period-end 2018 £m	Period-end 2017 £m
10-day 99% traded internal SVaR	161	172

Key point

•       Traded SVaR remained broadly unchanged.

Risks not in VaR (RNIVs)

The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models.

RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

For quantitative disclosures on RNIVs, refer to the Market Risk section of the Pillar 3 Report.

Stress testing

For information on stress testing, refer to page 105.

Incremental risk charge (IRC)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities.

Model validation

RBS uses a variety of models to manage and measure market risk. These include pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed and approved in NatWest Markets, with material models subject to independent review by Model Risk Management. For further detail on the independent model validation carried out by Model Risk Management refer to page 105. Information relating to pricing and market risk models is presented below.

Pricing models

Pricing models are developed by a dedicated first line team, in conjunction with the trading desk. The models are used to value positions for which prices are not directly observable as well as for the risk management of the portfolio. Any pricing models that are used as the basis for valuing portfolios and records are subject to approval and oversight by asset-level modelled product review committees. These committees comprise representatives of the trading, finance, market risk, model development and model review functions. Approval requires review and approval by these stakeholders as well as Model Risk Management.

The review process includes the following steps:

•       The committees prioritise models for review by Model Risk Management, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, which is the valuation uncertainty arising from the choice of modelling assumptions.

•       Model Risk Management quantifies the model risk, which may include comparing the model outputs with those of alternative models developed by Model Risk Management.

•       The sensitivities derived from the pricing models are validated.

•       The conclusions of the review are used to inform risk limits and by the Finance function to inform model reserves.

Risk models

All model changes are approved through model governance committees at franchise level. Changes to existing models are subject to Model Risk Management review. RBS follows regulatory guidance for assessing the materiality of extensions and changes to the internal model approach for market risk. In addition to Model Risk Management’s independent oversight – which provides additional assurance that RBS holds appropriate capital for the market risk to which it is exposed – the model testing team monitors the model performance for market risk through back-testing and other processes.

Capital and risk management

Pension risk

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

Sources of risk

RBS has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The Royal Bank of Scotland Group Pension Fund (the Main section) is the largest source of pension risk with £43.8 billion of assets and £35.5 of liabilities at 31 December 2018 (2017 – £44.7 billion assets and £37.9 billion liabilities). Further detail on RBS’s pension obligations, including sensitivities to the main risk factors, can be found in Note 5 on the consolidated accounts.

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

Key developments in 2018

•       A Memorandum of Understanding between RBS and the Trustee of the Main section was reached in April 2018, which enabled RBS to bring the pension scheme into alignment with ring-fencing rules and reduce exposure to pension risk.

•       RBS made a £2 billion contribution to the Main section in H2 2018 and it was agreed this could be followed by up to a further £1.5 billion of dividend linked contributions to be paid from 2020, capped at £500 million per year.

•       The contribution to the scheme facilitated a reduction in the risk profile of the fund, principally the sale of approximately £6 billion of quoted equity exposure and the purchase of further interest rate and inflation hedging.

Risk governance

The Pension Committee is chaired by the RBS Chief Financial Officer. It receives its authority from the Group Executive Committee and formulates RBS’s view of pension risk. The Pension Committee is a key component of RBS’s approach to managing pension risk and it reviews and monitors risk management, asset strategy and financing issues on behalf of RBS. It also considers investment strategy proposals from the Trustee.

For further information on Risk governance, refer to page 103.

Risk appetite

RBS maintains an independent view of the risk inherent in its pension funds. RBS has an annually reviewed pension risk appetite statement incorporating defined metrics against which risk is measured. RBS undertakes regular pension risk monitoring and reporting to the Board, the Board Risk Committee and the Pension Committee on the material pension schemes that RBS has an obligation to support.

Risk controls

A pension risk management framework is in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the RBS policy framework, is also in place and is subject to associated framework controls.

Risk monitoring and measurement

Pension risk reports are submitted to the Executive Risk Committee and the Board Risk Committee four times a year in the Risk Management Quarterly Report.

RBS also undertakes stress tests and scenario analyses on its material defined benefit pension schemes each year. These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes.

The results of the stress tests and their consequential impact on RBS’s balance sheet, income statement and capital position are incorporated into the overall RBS stress test results.

Risk mitigation

The trustee has taken measures to mitigate inflation and interest rate risks, both by investing in suitable financial assets and by entering into inflation and interest rate swaps. The Main section also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The contribution made to the Main section also facilitated a £6 billion reduction in quoted equity exposure and an increase in interest rates and inflation hedging in 2018.

Compliance & conduct risk

Definition

Compliance risk is the risk that the behaviour of RBS towards customers fails to comply with laws, regulations, rules, standards and codes of conduct. Such a failure may lead to breaches of regulatory requirements, organisational standards or customer expectations and could result in legal or regulatory sanctions, material financial loss or reputational damage.

Conduct risk is the risk that the conduct of RBS and its subsidiaries and its staff towards customers – or in the markets in which it operates – leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both.

Sources of risk

Compliance and conduct risks exist across all stages of RBS’s relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential insider information. As set out in Note 27 on the consolidated accounts, RBS and certain members of staff are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2018

•       An enhanced compliance and conduct risk framework was developed, setting minimum standards for the management and measurement of compliance and conduct risks across RBS.

•       Enhanced product monitoring and reporting was introduced.

•       Controls, systems and processes were revised to ensure compliance with the UK’s ring-fencing rules.

•       PPI remediation continued in advance of the FCA’s August 2019 deadline for claims (refer to Note 20 on the consolidated accounts).

•       Work to address legacy GRG complaints continued. The process closed to new complaints in the UK on 22 October 2018.

•       Product and pricing continued to be simplified for new and existing customers.

Risk governance

RBS defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework.

Capital and risk management

Compliance & conduct risk continued

Risk appetite

Risk appetite for compliance and conduct risks is set at Board level. RBS Risk appetite statements articulate the levels of risk that legal entities, franchises and functions work within when pursuing their strategic objectives and business plans.

Risk controls

RBS operates a range of controls to ensure its business is conducted in accordance with legal and regulatory requirements, as well as delivering good customer outcomes. A suite of policies addressing compliance and conduct risks set appropriate standards across RBS. Examples of these include the Complaints Management Policy, Client Assets & Money Policy, and Product Lifecycle Policy as well as policies relating to customers in vulnerable situations, cross-border activities and market abuse. Continuous monitoring and targeted assurance is undertaken, as appropriate.

Risk monitoring and measurement

Compliance and conduct risks are measured and managed through continuous assessment and reporting to RBS’s senior risk committees and at Board level.

The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes.

The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into RBS’s strategic planning cycle.

Risk mitigation

Activity to mitigate the most-material compliance and conduct risks is carried out across RBS with specific areas of focus in the customer-facing franchises and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, complaints management, as well as independent assurance activity. Internal policies help support a strong customer focus across RBS. Independent assessments of compliance with applicable regulations are also carried out at a legal entity level.

Financial crime

Definition

Financial crime risk is the risk presented by criminal activity in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion. It does not include fraud risk management.

Sources of risk

Financial crime risk may be presented if RBS’s employees, customers or third parties undertake or facilitate financial crime, or if RBS’s products or services are used to facilitate such crime. Financial crime risk is an inherent risk across all of RBS’s lines of business.

Key developments in 2018

•       In March 2018, the Federal Reserve Board terminated a Cease & Desist Order originally imposed in July 2011 for financial crime compliance weaknesses identified across RBS’s US businesses and concerns about the level of oversight that the RBS Board of Directors had over large and complex US operations. The termination of the Order followed a multi-year programme of work to establish an enhanced governance and oversight framework, risk management programme and compliance programme.

•       In October 2018, the Federal Reserve Board terminated a Cease & Desist Order originally imposed in December 2013. The Order, which related to RBS Group and RBS plc’s historical compliance with Office of Foreign Assets Control (OFAC) economic sanctions regulations, was terminated following a multi-year programme of work to establish a robust, sustainable OFAC Sanctions compliance framework.

•       While the financial crime governance framework was strengthened during 2018 – along with the introduction of enhanced control effectiveness assurance processes, enhancements to existing risk assessment models, the introduction of a new Anti-Tax Evasion risk assessment; and improved monitoring controls and enhanced investigation processes – the journey of improvement continues.

Risk governance

Financial crime risk is principally governed through the Financial Crime Risk Executive Committee, which is chaired by the Chief Financial Crime Officer. The committee reviews and, where appropriate, escalates material risks and issues to the Group Executive Risk Committee and the Group Board Risk Committee.

Risk appetite

RBS has no appetite to operate in an environment where systems and controls do not enable RBS to identify, assess, monitor, manage and mitigate financial crime risk. RBS’s systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses. RBS has no tolerance to systematically or repeatedly breach relevant financial crime regulations and laws.

Risk controls

RBS operates a framework of preventative and detective controls designed to ensure RBS mitigates the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and detailed instructions to ensure they operate effectively.

Risk monitoring and measurement

Financial crime risks are identified and reported through continuous risk management and regular monthly reporting to RBS’s senior risk committees and the Board. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within the Group’s risk appetite.

Risk mitigation

Through the financial crime framework, RBS employs relevant policies, systems, processes and controls to mitigate financial crime risk. This would include the use of dedicated screening and monitoring controls to identify people, organisations, transactions and behaviours which might require further investigation or other actions. RBS ensures that centralised expertise is available to detect and disrupt threats to the Group and its customers. Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Fraud and theft – as well as the increasing threat of cyber attacks – are sources of operational risk, as is the impact of natural and man-made disasters. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Capital and risk management

Operational risk continued

Key developments in 2018

•       Risk provided oversight of several bank-wide programmes including the Transformation portfolio, structural reform, European Commission (EC) State Aid obligations and Brexit preparations.

•       Key corporate structural reform milestones were delivered, including the implementation of the Financial Services Markets Act Part VII and migration activities to separate the ring-fence bank from the non ring-fenced bank.

•       RBS is well positioned to deliver the activities required to support the Business Banking Switch Scheme that is due to commence in 2019, as part of the Group’s final EC State Aid obligation.

•       RBS has established an Innovation Risk Oversight team to provide bank-wide oversight of its innovation portfolio to help deliver safely and at pace.

•       RBS continued to review its well established incident management and coordination procedures to manage the persistent and evolving nature of information and cyber security risks.

•       Internal security improvement programmes and controls were developed and strengthened to protect RBS and its customers. RBS uses proactive threat management and intelligence processes to identify, manage and mitigate credible threats.

•       RBS continued to reduce and simplify its technology estate through strategic investment and Technology transformation initiatives to limit opportunities for hackers and fraudsters. Improvements in capability were also made to the Security Operations Centre, strengthening controls to prevent data leakage, enhance malware defences and management of user access to key systems.

•       The number of critical customer impacting incidents that RBS experiences continues to reduce year-on-year. There were 17 such incidents in 2018 compared to 20 in 2017.

•       Internal training programmes ensure all employees are aware of the threats facing RBS and remain vigilant to unauthorised attempts to access systems and data.

Risk governance

A strong operational risk management function is vital to support RBS’s ambitions to serve its customers better. Improved management of operational risk against defined appetite directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The Operational Risk function, which is the second line of defence, delivers a robust operational risk management framework and culture across RBS.

The Operational Risk function is responsible for the execution and continuous improvement of the operational risk management framework.

The Operational Risk Executive Committee (OREC) is responsible for reviewing operational risk exposure; identifying and assessing both current and emerging material operational risks; reviewing and monitoring the operational risk profile; and reviewing and approving material operational risk policy changes.

Risk appetite

Operational risk appetite supports effective management of material operational risks. It expresses the level and types of operational risk RBS is willing to accept to achieve its strategic objectives and business plans.

The Group-wide operational risk appetite statement encompasses the full range of operational risks faced by its legal entities, franchises and functions. A subset of the most material risk appetite measures are defined as board risk measures, which are those that, should the limit be breached, would impact on the ability to achieve business plans and threaten stakeholder confidence.

Risk controls

The Control Environment Certification (CEC) process is a half yearly self-assessment by the CEOs of RBS’s franchises and business units, as well as the heads of the support and control functions, providing a view on the adequacy and effectiveness of the internal control environment in a consistent and comparable manner. In line with ring-fencing requirements, from H2 2018 certificates were also produced for the following legal entities: NatWest Holdings Limited; NatWest Markets Plc; The Royal Bank of Scotland International Limited; Ulster Bank Ireland DAC; and Coutts and Co.

CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to the Board, Group Audit Committee and Board Risk Committee. They are also shared with external auditors.

The CEC process helps to ensure compliance with the RBS Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the Compliance report on page 95), and certain requirements of the UK Corporate Governance Code.

Risk monitoring and measurement

Risk and control assessments are used across all business areas and support functions to identify and assess material operational and conduct risks and key controls. All risks and controls are mapped to RBS’s Risk Directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks, with associated trigger processes to ensure risks are reassessed at key periods of change.

The process is designed to confirm that risks are effectively managed and prioritised in line with risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively.

RBS uses the standardised approach to calculate its Pillar 1 operational risk capital requirement. This is based on multiplying three years’ average historical gross income by coefficients set by the regulator based on business line. As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used to assess Pillar 2A, which is a risk-sensitive add-on to Pillar 1.The model uses historical loss data (internal and external) and forward-looking scenario analysis that is provided by Operational Risk to provide a risk-sensitive view of RBS’s P2A capital requirement.

Scenario analysis is used to assess how extreme but plausible operational risks will affect RBS. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital, liquidity and funding risk section for operational risk capital requirement figures.

Event and loss data management

The operational risk event and loss data management process ensures RBS captures and records operational risk financial and non financial events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of a Group Notifiable Event Process.

Capital and risk management

Operational risk continued

All financial impacts associated with an operational risk event are reported against the date they were recorded in RBS’s financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2018 may relate to events that occurred, or were identified in, prior years. RBS purchases insurance against specific losses and to comply with statutory or contractual requirements.

Percentage and value of events

At 31 December 2018, events aligned to the clients, products and business practices event category accounted for 98% of RBS’s operational risk losses (compared to 93% in 2017). The increase reflected new or additional conduct-related provisions recorded during 2018, most notably the US Department of Justice mortgage-backed securities-related settlement.

	Value of events				Volume of events (1)
	£m		Proportion		Proportion
	2018	2017	2018	2017	2018	2017
Fraud	19	28	1%	2%	74%	74%
Clients, products and business practices (2)	1,552	1,264	98%	93%	15%	12%
Execution, delivery and process management	12	58	1%	4%	10%	9%
Employment practices and workplace safety	1	5	—	1%	1%	5%
	1,584	1,355	100%	100%	100%	100%

Notes:

(1)             The calculation in the table above is based on the volume and value of events (the proportion and cost of operational risk events to RBS) where the associated loss is more than or equal to £10,000.

(2)             2017 losses have been restated from £732 million following finalisation of material MBS-related settlements.

Operational resilience

RBS manages and monitors operational resilience through its risk and control assessments methodology. As challenges to operational resilience become more demanding, given a hostile cyber environment and a greater focus on serving customers through digital platforms, RBS is working with supervisory authorities in the UK to ensure the provision of its products and services can be maintained regardless of the cause of disruption.

This is underpinned by setting, monitoring and testing tolerances for key business services, which define the amount of disruption that could be tolerated.

Risk mitigation

Risks are mitigated by applying key preventative and detective controls, an integral step in the risk assessment methodology which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated.

Business risk

Definition

Business risk is the risk that RBS does not have a strategy that is sufficiently well defined to provide clarity on its long-term ambitions to key internal and external stakeholders, or that it is not able to execute upon its chosen strategy as communicated to the market, regulators and other key stakeholders. The risk is that RBS does not deliver its expected business performance which could give rise to a deterioration in stakeholder trust and confidence and/or a breach of regulatory thresholds. RBS may not be able to execute its chosen strategy if there are material changes to RBS’s internal or external operating environment.

Sources of risk

Business risk arises as a result of RBS’s exposure to the macro-economy (including economic and political factors), the competitive environment, regulatory and technological changes. In addition, internal factors such as the ability to deliver complex change, volatility in sales volumes, input costs, and other operational risks affect RBS’s ability to execute its chosen strategic business plan as intended and thus contribute to business risk.

Key developments in 2018

•          As part of its requirement by UK law to separate its everyday banking services from its investment banking by 1 January 2019 – known as ring-fencing – RBS made a number of changes to the way its business was structured. Certain Personal & Business Banking businesses and Commercial Banking businesses of The Royal Bank of Scotland plc transferred to Adam & Company PLC and National Westminster Bank Plc. The role of issuer under the covered bond programme transferred to National Westminster Bank Plc. Adam & Company PLC was renamed “The Royal Bank of Scotland plc”, and The Royal Bank of Scotland plc was renamed “NatWest Markets Plc”. The Royal Bank of Scotland plc superseded the prior issuer (former RBS plc) in respect of banknotes.

•          RBS also restructured the NatWest Markets Plc (former RBS plc) capital structure. The shares in NatWest Holdings Limited, which owns the ring-fenced sub-group, were distributed to RBS. This separated the ring-fenced sub-group from the non-ring-fenced entities, as required by ring-fencing legislation. RBS also transferred the customer interest rate and foreign exchange derivatives business of National Westminster Bank Plc to NatWest Markets Plc.

•          RBS reached a civil settlement in principle with the US Department of Justice in relation its investigation into RBS’s issuance and underwriting of US Residential Mortgage Backed Securities (RMBS) between 2005 and 2007, resulting in a £1.0 billion additional provision.

•          UK Government Investments Limited announced the successful completion of the disposal of part of HM Treasury’s shareholding in The Royal Bank of Scotland Group plc, representing approximately 7.7% of the ordinary share capital of the Group. HM Treasury’s shareholding in RBS now represents 62.3% of the Group’s ordinary share capital.

•          On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU NatWest Bank made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.

Capital and risk management

Business risk  continued

•          RBS declared an interim ordinary dividend of 2 pence per share – the first since September 2008.

Risk governance

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

Risk appetite

Risk Appetite defines the level and types of risk it is willing to accept in order to achieve its strategic objectives and business plans. RBS articulates its appetite for business risk through the implementation of qualitative risk appetite statements and quantitative risk measures at franchise and function level. These statements and measures help determine the level and types of business risk RBS is willing to accept.

Risk controls

For information on risk controls, refer to page 104.

Risk monitoring and measurement

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

Sources of risk

Reputational risk can arise from the conduct of employees; customer activities and the sectors and countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

Key developments in 2018

•          Metrics were reviewed and enhanced to help measure reputational risk across the Group.

•          Risk appetite positions for countries and sectors identified as presenting heightened reputational risk continued to be reviewed and strengthened.

Risk governance

A reputational risk policy supports reputational risk management across RBS. Reputational risk committees in PBB, CPB, RBSI, Ulster Bank RoI and NatWest Markets review relevant issues at an individual franchise or entity level, while the Group Reputational Risk Committee – which has delegated authority from the Executive Risk Committee – opines on cases, issues, sectors and themes that represent a material reputational risk to the Group. The Board Risk Committee oversees the identification and reporting of reputational risk. The Sustainable Banking Committee has a specific focus on environmental, social and ethical issues.

Risk appetite

RBS manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and quantitative measures. RBS seeks a continued improvement in the identification, assessment and management of customers, transactions, products and issues that present a material reputational risk.

Risk controls

For information on risk controls, refer to page 104.

Risk monitoring and measurement

Primary reputational risk measures are in place to assess internal activity relating to the management of reputational risk, including training. A number of secondary risk measures – including measures also used in the management of operational, conduct and financial risks – are used to assess relevant external factors. Quarterly reports on performance against these measures are provided to the Executive Risk Committee and Board Risk Committee.

Risk mitigation

Reputational risk is mitigated through the policy and governance framework, with ongoing staff training to ensure early identification, assessment and escalation of material issues.

The most material threats to RBS’s reputation continued to originate from historical and more recent conduct issues. As a result, RBS has been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in fines, settlements and public censure. Refer to the Litigation, investigations and reviews section of Note 27 on the consolidated accounts.

Financial statements

		Page
Report of Independent Registered Public Accounting Firm		178
Consolidated income statement		180
Consolidated statement of comprehensive income		181
Consolidated balance sheet		182
Consolidated statement of changes in equity		183
Consolidated cash flow statement		185
Accounting policies		186
Notes on the consolidated accounts
1	Net interest income	191
2	Non-interest income	191
3	Operating expenses	192
4	Segmental analysis	195
5	Pensions	199
6	Auditor’s remuneration	203
7	Tax	204
8	Earnings per share	206
9	Trading assets and liabilities	206
10	Derivatives	207
11	Financial instruments - classification	209
12	Financial instruments - valuation	211
13	Financial instruments - maturity analysis	218
14	Loan impairment provisions	221
15	Other financial assets	222
16	Intangible assets	223
17	Other assets	224
18	Other financial liabilities	224
19	Subordinated liabilities	224
20	Other liabilities	226
21	Non-controlling interests	227
22	Share capital and other equity	227
23	Leases	229
24	Structured entities	230
25	Asset transfers	231
26	Capital resources	232
27	Memorandum items	233
28	Analysis of the net investment in business interests and intangible assets	239
29	Analysis of changes in financing during the year	239
30	Analysis of cash and cash equivalents	240
31	Directors’ and key management remuneration	240
32	Transactions with directors and key management	240
33	Adoption of IFRS 9	241
34	Related parties	242
35	Post balance sheet events	242
36	Consolidating financial information	243

Financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Royal Bank of Scotland Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Royal Bank of Scotland Group plc (the “Group”) as of 31 December 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three  years in the period ended 31 December 2018, the related Accounting policies and Notes 1 to 36, and the information identified as audited in the Annual Report on Remuneration in the Directors’ Remuneration Report and in the Capital and risk management section (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2018 and 2017 and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 14 February 2019 expressed an unqualified opinion thereon.

Adoption of International Financial Reporting Standard 9 Financial Instruments

As discussed in section 1. Presentation of accounts of the Accounting policies to the financial statements, the Group changed its method of accounting for the classification, measurement and impairment of financial instruments in 2018 due to the adoption of IFRS 9 Financial Instruments.

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

14 February 2019

Financial statements

To the Shareholders and the Board of Directors of The Royal Bank of Scotland Group plc

Opinion on Internal Control over Financial Reporting

We have audited The Royal Bank of Scotland Group plc’s (the “Group”) internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2018, the related Accounting policies and Notes 1 to 36, and the information identified as audited in the Annual Report on Remuneration in the Directors’ Remuneration Report and in the Capital and risk management section and our report dated 14 February 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
14 February 2019

Consolidated income statement for the year ended 31 December 2018

	Note	2018	2017	2016
		£m	£m	£m
Interest receivable		11,049	11,034	11,258
Interest payable		(2,393)	(2,047)	(2,550)
Net interest income	1	8,656	8,987	8,708
Fees and commissions receivable		3,218	3,338	3,340
Fees and commissions payable		(861)	(883)	(805)
Income from trading activities		1,507	634	974
Loss on redemption of own debt		—	(7)	(126)
Other operating income		882	1,064	499
Non-interest income	2	4,746	4,146	3,882
Total income		13,402	13,133	12,590
Staff costs		(4,122)	(4,676)	(5,124)
Premises and equipment		(1,383)	(1,565)	(1,388)
Other administrative expenses		(3,372)	(3,323)	(8,745)
Depreciation and amortisation		(731)	(808)	(778)
Write down of goodwill and other intangible assets		(37)	(29)	(159)
Operating expenses	3	(9,645)	(10,401)	(16,194)
Profit/(loss) before impairment losses		3,757	2,732	(3,604)
Impairment losses	14	(398)	(493)	(478)
Operating profit/(loss) before tax		3,359	2,239	(4,082)
Tax charge	7	(1,275)	(824)	(1,166)
Profit/(loss) for the year		2,084	1,415	(5,248)

Attributable to:
Ordinary shareholders		1,622	752	(6,955)
Preference shareholders		182	234	260
Dividend access share		—	—	1,193
Paid-in equity holders		288	394	244
Non-controlling interests		(8)	35	10
		2,084	1,415	(5,248)

Earnings/(loss) per ordinary share	8	13.5p	6.3p	(59.5p)
Earnings/(loss) per ordinary share - fully diluted	8	13.4p	6.3p	(59.5p)

The accompanying notes on pages 191 to 249, the accounting policies on pages 186 to 190 and the audited sections of the Business review: Capital and risk management on pages 101 to 176 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2018

		2018	2017	2016
	Note	£m	£m	£m
Profit/(loss) for the year		2,084	1,415	(5,248)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	5
- contributions in preparation for ring-fencing (1)		(2,053)	—	—
- other movements		86	90	(1,049)
Profit/(loss) on fair value of credit in financial liabilities designated at fair value
through profit or loss due to own credit risk		200	(126)	—
Fair value through other comprehensive income (FVOCI) financial assets (2)		48	—	—
Tax		502	(10)	288
		(1,217)	(46)	(761)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets (2)		7	26	(94)
Cash flow hedges		(581)	(1,069)	765
Currency translation		310	100	1,263
Tax		189	256	(106)
		(75)	(687)	1,828
Other comprehensive (loss)/income after tax		(1,292)	(733)	1,067
Total comprehensive income/(loss) for the year		792	682	(4,181)
Attributable to:
Ordinary shareholders		305	2	(5,999)
Preference shareholders		182	234	260
Dividend access share		—	—	1,193
Paid-in equity holders		288	394	244
Non-controlling interests		17	52	121
		792	682	(4,181)

Notes:

(1)

On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees.  Under the MoU NatWest Bank made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NatWest Markets Plc is required to make a £53 million contribution to the NWM section in Q1 2019.

(2)	Refer to Note 33 for further information on the impact of IFRS 9 on classification and basis of preparation, year ended 31 December 2018 prepared under IFRS 9 and prior years under IAS 39.

The accompanying notes on pages 191 to 249, the accounting policies on pages 186 to 190 and the audited sections of the Business review: Capital and risk management on pages 101 to 176 form an integral part of these financial statements.

Consolidated balance sheet as at 31 December 2018

	Note	2018	2017
		£m	£m
Assets
Cash and balances at central banks	11	88,897	98,337
Trading assets	9	75,119	85,991
Derivatives	10	133,349	160,843
Settlement balances		2,928	2,517
Loans to banks - amortised cost	11	12,947	11,517
Loans to customers - amortised cost	11	305,089	310,116
Securities subject to repurchase agreements		9,890	13,717
Other financial assets excluding securities subject to repurchase agreements		49,595	38,212
Other financial assets	15	59,485	51,929
Intangible assets	16	6,616	6,543
Other assets	17	9,805	10,263
Total assets		694,235	738,056

Liabilities
Bank deposits	11	23,297	30,396
Customer deposits	11	360,914	361,316
Settlement balances		3,066	2,844
Trading liabilities	9	72,350	81,982
Derivatives	10	128,897	154,506
Other financial liabilities	18	39,732	30,326
Subordinated liabilities	19	10,535	12,722
Other liabilities	20	8,954	14,871
Total liabilities		647,745	688,963

Ordinary shareholders’ interests		41,182	41,707
Other owners’ interests		4,554	6,623
Owners’ equity	22	45,736	48,330
Non-controlling interests	21	754	763
Total equity		46,490	49,093
Total liabilities and equity		694,235	738,056

The accompanying notes on pages 191 to 249, the accounting policies on pages 186 to 190 and the audited sections of the Business review: Capital and risk management on pages 101 to 176 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 14 February 2019 and signed on its behalf by:

Howard Davies Chairman	Ross McEwan Chief Executive	Katie Murray Chief Financial Officer

The Royal Bank of Scotland Group plc
Registered No. SC45551

Consolidated statement of changes in equity for the year ended 31 December 2018

	2018	2017	2016
	£m	£m	£m
Called-up share capital - at 1 January	11,965	11,823	11,625
Ordinary shares issued	84	142	198
At 31 December	12,049	11,965	11,823

Paid-in equity - at 1 January	4,058	4,582	2,646
Redeemed/reclassified (1)	—	(524)	(110)
Securities issued during the year (2)	—	—	2,046
At 31 December	4,058	4,058	4,582

Share premium account - at 1 January	887	25,693	25,425
Ordinary shares issued	140	235	268
Redemption of debt preference shares (3)	—	748	—
Capital reduction (4)	—	(25,789)	—
At 31 December	1,027	887	25,693

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881

FVOCI reserve – at 1 January (5)	255	238	307
Implementation of IFRS 9 on 1 January 2018	34	—	—
Unrealised gains	97	202	282
Realised gains	(42)	(176)	(376)
Tax	(1)	(9)	25
At 31 December	343	255	238

Cash flow hedging reserve - at 1 January	227	1,030	458
Amount recognised in equity (6)	(63)	(277)	1,867
Amount transferred from equity to earnings (7)	(518)	(792)	(1,102)
Tax	163	266	(193)
At 31 December (8)	(191)	227	1,030

Foreign exchange reserve - at 1 January	2,970	2,888	1,674
Retranslation of net assets	195	111	1,470
Foreign currency losses on hedges of net assets	(33)	(6)	(278)
Tax	23	(1)	62
Recycled to profit or loss on disposal of businesses (9)	123	(22)	(40)
At 31 December (8)	3,278	2,970	2,888

Capital redemption reserve - at 1 January	—	4,542	4,542
Capital reduction (4)	—	(4,542)	—
At 31 December	—	—	4,542
Retained earnings - at 1 January	17,130	(12,936)	(4,020)
Implementation of IFRS 9 on 1 January 2018 (5)	(105)	—	—
Profit/(loss) attributable to ordinary shareholders and other equity owners	2,092	1,380	(5,258)
Equity preference dividends paid	(182)	(234)	(260)
Paid-in equity dividends paid, net of tax	(288)	(394)	(244)
Ordinary dividends paid	(241)	—	—
Capital reduction (4)	—	30,331	—
Dividend access share dividend	—	—	(1,193)
Redemption of debt preference shares (3)	—	(748)	—
Redemption of equity preference shares (10)	(2,805)	—	(1,160)
Redemption/reclassification of paid-in equity	—	(196)	(21)
Realised gains in period on FVOCI equity shares, net of tax	6	—	—
Remeasurement of the retirement benefit schemes
- contributions in preparation for ring-fencing (11)	(2,053)	—	—
- other movements	86	90	(1,049)
- tax	539	(28)	288
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	200	(126)	—
- tax	(33)	18	—
Shares issued under employee share schemes	(2)	(5)	(10)
Share-based payments	(32)	(22)	(9)
At 31 December	14,312	17,130	(12,936)

Own shares held - at 1 January	(43)	(132)	(107)
Shares issued under employee share schemes	87	161	41
Own shares acquired	(65)	(72)	(66)
At 31 December	(21)	(43)	(132)

Owners’ equity at 31 December	45,736	48,330	48,609

Consolidated statement of changes in equity for the year ended 31 December 2018

	2018	2017	2016
	£m	£m	£m
Non-controlling interests (see Note 21) - at 1 January	763	795	716
Currency translation adjustments and other movements	25	17	111
(Loss)/profit attributable to non-controlling interests	(8)	35	10
Dividends paid	(5)	(25)	—
Equity withdrawn and disposals	(21)	(59)	(42)
At 31 December	754	763	795

Total equity at 31 December	46,490	49,093	49,404

Total equity is attributable to:
Ordinary shareholders	41,182	41,707	41,462
Preference shareholders	496	2,565	2,565
Paid-in equity holders	4,058	4,058	4,582
Non-controlling interests	754	763	795
	46,490	49,093	49,404

Notes:

(1)

Paid-in equity reclassified to liabilities as a result of the call of US$564 million and CAD321 million EMTN notes in August 2017 (redeemed in October 2017), the call of RBS Capital Trust D in March 2017 (redeemed in June 2017), the call of RBS Capital Trust C in May 2016 (redeemed in July 2016).

(2)	AT1 capital notes totalling £2.0 billion issued in August 2016.
(3)

During 2017, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.1 billion. The nominal value of £0.3 million was credited to the capital redemption reserve; share premium increased by £0.7 billion in respect of the premium received on issue, with a corresponding decrease in retained earnings. During 2016, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.5 billion. The nominal value of £0.3 million was transferred from share capital to capital redemption reserve and ordinary owners equity was reduced by £0.4 billion in respect of the movement in exchange rates since issue.

(4)

On 15 June 2017, the Court of Session approved a reduction of RBSG plc capital so that the amounts which stood to the credit of share premium, account and capital redemption reserve were transferred to retained earnings.

(5)	Refer to Note 33 for further information on the impact of IFRS 9 on classification and basis of preparation, year ended 31 December 2018 prepared under IFRS 9 prior years under IAS 39.
(6)	The amount debited direct to the cash flow hedging reserve comprised £166 million in relation to interest rate hedges less a credit of £103 million in relation to foreign exchange hedges.
(7)

The cash flow hedging reserve was reduced by £25 million in relation to foreign exchange hedges and £493 million in relation to interest rate hedges which were credited in aggregate to net interest income.

(8)	The hedging element of the cash flow hedging reserve and foreign exchange reserve relate mainly to de-designated hedges.
(9)	No tax impact.
(10)	During 2018, non-cumulative US dollar, Euro and Sterling preference shares were redeemed.
(11)

On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU NatWest Bank made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant Also under the MoU, NatWest Markets Plc is required to make a £53 million contribution to the NWM section in Q1 2019.

The accompanying notes on pages 191 to 249, the accounting policies on pages 186 to 190 and the audited sections of the Business review: Capital and risk management on pages 101 to 176 form an integral part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2018

		2018	2017	2016
	Note	£m	£m	£m
Cash flows from operating activities
Operating profit/(loss) before tax		3,359	2,239	(4,082)
Interest on subordinated liabilities		461	572	845
Impairment releases on loans to banks and customers		(1,197)	(647)	(3,221)
Profit on sale of subsidiaries and associates		—	(155)	(22)
Profit on sale of securities		(34)	(226)	(71)
Defined benefit pension schemes		(2,055)	(252)	(4,518)
Provisions: expenditure in excess of charges		(5,016)	(4,546)	4,517
Depreciation, amortisation and impairment of property, plant, equipment, goodwill and intangibles		718	762	919
Loss on redemption of own debt		—	7	126
Elimination of foreign exchange differences		(160)	(426)	(6,518)
Other non-cash items		767	(214)	133
Net cash outflow from trading activities		(3,157)	(2,886)	(11,892)
Decrease/(increase) in net loans to banks and customers		2,627	2,466	(12,960)
(Increase)/decrease in securities		(47)	(1,319)	16,741
Decrease/(increase) in other assets		258	(221)	1,195
Increase in trading assets and liabilities		(2,087)	—	—
Decrease/(increase) in derivative assets and liabilities		1,885	4,169	(2,696)
(Decrease)/increase in settlement balance assets and liabilities and short positions		(189)	8,658	104
(Decrease)/increase in banks and customers deposits		(8,164)	25,449	10,418
Increase/(decrease) in debt securities in issue		10,068	3,326	(3,967)
Decrease in other liabilities		(956)	(381)	(422)
Changes in operating assets and liabilities		3,395	42,147	8,413
Income taxes paid		(466)	(520)	(171)
Net cash flows from operating activities (1)		(228)	38,741	(3,650)

Cash flows from investing activities
Sale and maturity of securities		9,062	11,656	8,599
Purchase of securities		(16,181)	(17,212)	(11,607)
Sale of property, plant and equipment		264	405	447
Purchase of property, plant and equipment		(619)	(1,132)	(912)
Net investment in business interests and intangible assets	28	(481)	(199)	(886)
Net cash flows from investing activities		(7,955)	(6,482)	(4,359)

Cash flows from financing activities
Issue of ordinary shares		144	306	300
Issue of other equity instruments: Additional Tier 1 capital notes		—	—	2,046
Redemption of other equity instruments		(2,826)	(779)	(1,312)
Redemption of debt preference shares		—	(748)	—
Own shares disposed/(acquired)		22	89	(25)
Redemption of subordinated liabilities		(2,258)	(5,747)	(3,606)
Service cost of other equity instruments		(803)	(612)	(1,697)
Interest on subordinated liabilities		(566)	(717)	(813)
Net cash flows from financing activities		(6,287)	(8,208)	(5,107)
Effects of exchange rate changes on cash and cash equivalents		676	(16)	8,094

Net (decrease)/increase in cash and cash equivalents		(13,794)	24,035	(5,022)
Cash and cash equivalents at 1 January		122,605	98,570	103,592
Cash and cash equivalents at 31 December	30	108,811	122,605	98,570

Note:

(1)	Includes interest received of £10,927 million (2017 - £10,946 million, 2016 - £11,321 million) and interest paid of £2,511 million (2017 - £2,300 million, 2016 - £2,638 million).

The accompanying notes on pages 191 to 249, the accounting policies on pages 186 to 190 and the audited sections of the Business review: Capital and risk management on pages 101 to 176 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts

The accounts, set out on pages 180 to 249 including these accounting policies on pages 186 to 190 and the audited sections of the Financial review: Capital and risk management on pages 101 to 176, are prepared on a going concern basis (see the Report of the directors, page 98) and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations as issued by the IFRS Interpretations Committee of the IASB and adopted by the European Union (EU) (together IFRS). ).

The company is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006.

With the exception of investment property and certain financial instruments as described in Accounting policies 8, 13, and 21, the accounts are presented on an historical cost basis.

Adoption of IFRS 9

Refer to Note 33 for details of the adoption of IFRS 9.

Other amendments to IFRS

IFRS 15 ‘Revenue from Contracts with Customers’ has been adopted with effect from 1 January 2018. The Accounting policy is updated to reflect the terminology in the new standard but it has had no effect on financial information reported in the current or comparative periods. Interest income and expense continues to be recognised using the effective interest rate method for financial instruments measured at historical cost. There has been no restatement of profit or loss for comparative periods.

Other amendments to IFRS effective for 2018, including IFRS 2 ‘Share-based payments’ and IAS 40 ‘Investment Property’ have not had a material effect on the Group’s financial statements.

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

3. Revenue recognition

Interest income or expense on financial instruments that are measured at amortised cost and fair value through comprehensive income is determined using the effective interest rate method. The effective interest rate allocates the interest income or interest expense over the expected life of the asset or liability at the rate that exactly discounts all estimated future cash flows to equal the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative effective interest accruing to financial assets is presented in interest payable.

Net interest income in the income statement only relates to financial instruments measured at amortised cost; the interest on debt instruments classified as fair value through OCI; and the effective part of any related accounting hedging instruments. Other interest relating to financial instruments measured at fair value is recognised as part of the movement in fair value.

Fees in respect of services are recognised as the right to consideration accrues through the performance of each distinct service obligation to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as each service is performed. The price is usually fixed and always determinable.

4. Assets held for sale and discontinued operations

A non-current asset (or disposal group) is classified as held for sale if the Group will recover its carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell.

5. Employee benefits

Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services. Employees may receive variable compensation satisfied by cash, by debt instruments issued by the Group or by RBSG shares. The treatment of share-based compensation is set out in Accounting policy 23. Variable compensation that is settled in cash or debt instruments is charged to profit or loss over the period from the start of the year to which the variable compensation relates to the expected settlement date taking account of forfeiture and clawback criteria.

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

Accounting policies

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

Transactions in foreign currencies are recorded in the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 21).

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the relevant functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on non-monetary financial assets classified as available for sale, for example equity shares, which are recognised in other comprehensive income unless the asset is the hedged item in a fair value hedge.

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

10. Leases

As lessor

Contracts with customers to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer; all other contracts with customers to lease assets are classified as operating leases.

Finance lease receivables are included in the balance sheet, within net loans to customers, at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment and included in Interest receivable. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives. Operating lease rentals receivable are included in Other operating income.

As lessee

The Group’s contracts to lease assets are principally operating leases. Operating lease rental expense is included in Premises and equipment costs and recognised as an expense on a straight-line basis over the lease term unless another systematic basis better represents the benefit to the Group.

11. Provisions

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

Accounting policies

12. Tax

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

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that the asset will be recovered.

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

13. Financial instruments

On initial recognition, financial instruments are measured at fair value. Subsequently they are classified as follows: designated at fair value through profit or loss; amortised cost, the default class for liabilities; fair value through profit or loss, the default class for assets; or financial assets may be designated as at fair value through other comprehensive income. Regular way purchases of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Designated as at fair value through profit or loss – a financial instrument may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to a financial liability that contains an embedded derivative which is not evidently closely related to the host contract. Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Amortised cost assets – have to meet both the following criteria:

(a)          the asset is held within a business model whose objective is solely to hold assets to collect contractual cash flows; and

(b)          the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

Amortised cost liabilities – all liabilities that are not subsequently measured at fair value are measured at amortised cost.

Assets designated at fair value through other comprehensive income – An equity instrument may be designated irrevocably at fair value through other comprehensive income. Other assets have to meet both the following criteria:

(a)          the asset is held within a business model whose objective is both to hold assets to collect contractual cash flows and selling financial assets; and

(b)          the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

Fair value through profit or loss - a financial liability is measured at fair value if it arises from: a financial guarantee contract; a commitment to lend at below market rates; an obligation arising from the failed sale of an asset; or a contingent consideration for a business acquisition. Fair value through profit or loss is the default classification for a financial asset.

Reclassifications – financial liabilities cannot be reclassified. Financial assets are only reclassified where there has been a change in the business model.

Fair value – the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Business model assessment – business models are assessed at portfolio level, being the level at which they are managed. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives of the portfolio, its risk management, manager’s remuneration and the ability to monitor sales of assets from a portfolio. The criteria for classifying cash flows as solely principal and interest are assessed against the contractual terms of a facility, with attention to leverage features; prepayment and extension terms; and triggers that might reset the effective rate of interest.

14. Impairments

At each balance sheet date each financial asset or portfolio of loans measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment is assessed for impairment. Loss allowances are forward-looking, based on 12 month expected credit losses where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses. Loss allowances for lease receivables are always made on a lifetime basis.

Expected credit losses are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is reduction in the net present value of expected cash flows. On a significant increase in credit risk, allowances are recognised without a change in the expected cash flows, although typically expected cash flows do also change; and expected credit losses are rebased from 12 month to lifetime expectations.

On restructuring a financial asset without causing derecognition of the original asset the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where the Group’s interest in equity shares following the exchange is such that the Group controls an entity, that entity is consolidated.

The costs of loss allowances on assets held at amortised cost are presented as impairments in the income statement. Allowances in respect financial guarantees and loan commitments are presented in administrative expenses.

Impaired loans and receivables are written off, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write off will be prompted by bankruptcy, insolvency, renegotiation and similar events.

The typical time frames from initial impairment to write off for the Group’s collectively-assessed portfolios are:

•          Retail mortgages: write off usually occurs within five years, or when an account is closed if earlier.

•          Credit cards: the irrecoverable amount is written off after 12 months; three years later any remaining amounts outstanding are written off. Overdrafts and other unsecured loans: write off occurs within six years.

•          Overdrafts and other unsecured loans: write off occurs within six years

•          Commercial loans: write offs are determined in the light of individual circumstances; the period does not exceed five years.

•          Business loans are generally written off within five years.

15. Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

Accounting policies

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

16. Loan commitments

Provision is made for expected credit loss on loan commitments, other than those classified as held-for-trading. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by the Group are classified as held-for-trading and measured at fair value.

17. Derecognition

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

18. Sale and repurchase transactions

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

19. Netting

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

20. Capital instruments

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

21. Derivatives and hedging

In accordance with IAS 39 ‘hedge relationships’, derivative financial instruments are initially recognised, and subsequently measured, at fair value.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the host is a financial asset or the entire contract is measured at fair value with changes in fair value recognised in profit or loss.

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from ordinary activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or unrecognised firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

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

Accounting policies

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

22. Associates and joint ventures

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

23. Share-based compensation

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

The cost of employee services received in exchange for an award of shares or share options is measured by reference to the fair value of the shares or share options on the date the award is and takes into account non-vesting conditions and market performance conditions (conditions related to the market price of RBSG shares): an award is treated as vesting irrespective of whether any market performance condition or non-vesting condition is met. The fair value of options is estimated using valuation techniques which incorporate exercise price, term, risk-free interest rates, the current share price and its expected volatility. The cost is expensed on a straight-line basis over the vesting period (the period during which all the specified vesting conditions must be satisfied) with a corresponding increase in equity in an equity-settled award, or a corresponding liability in a cash-settled award. The cost is adjusted for vesting conditions (other than market performance conditions) so as to reflect the number of shares or share options that actually vest.

If an award is modified, the original cost continues to be recognised as if there had been no modification. Where modification increases the fair value of the award, this increase is recognised as an expense over the modified vesting period. A new award of shares or share options is treated as the modification of a cancelled award if, on the date the new award is, the Group identifies them as replacing the cancelled award. The cancellation of an award through failure to meet non-vesting conditions triggers an immediate expense for any unrecognised element of the cost of an award.

24. Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash and deposits with banks with an original maturity of less than three months together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s ‘Conceptual Framework for Financial Reporting’. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results

Critical accounting policy	Note
Deferred tax	204
Fair value: financial instruments	209
Loan impairment provisions	221
Goodwill	223
Provisions for liabilities and charges	226

Accounting Developments

International Financial Reporting Standards

A number of IFRS’s and amendments to IFRS were in issue at 31 December 2018 that would affect the Group from 1 January 2019 or later

Effective 1 January 2019

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’. The Group will apply the standard with effect from 1 January 2019. Lessees will capitalise operating leases through the recognition of assets representing the contractual rights of use. The present value of contractual payments will be recognised as lease liabilities.

The Group has new models and processes to implement IFRS 16. The most significant impact from initially applying IFRS 16 will be to recognise rights of use assets in respect of branches and office properties leased by the Group under contracts classified as operating leases under IAS 17. The present value of other contracts is immaterial. The Group will apply IFRS 16 on a modified retrospective basis without restating prior years and electing for the following exemptions on transition at 1 January 2019. The Group will

•                  apply IFRS 16 to contracts previously identified as leases by IAS 17

•                  use the incremental borrowing rate as the discount rate

•                  not apply IFRS 16 to operating leases with a remaining lease term of less than 12 months or low value leases (non property leases)

•                  rely on the assessment of whether the lease contract is onerous under IAS 37 at 31 December 2018 as an alternative to performing an impairment review of the right of use assets created on 1 January 2019 Where this is the case the carrying amount of the assets will be adjusted by the onerous lease provision.

•                  exclude initial direct costs from the measurement of the right of use asset

The opening balance sheet at 1 January 2019 will be adjusted to create a right of use asset of approximately £1.3 billion. A lease liability will also be recognised of £1.9 billion. Retained earnings will decrease by £0.2 billion after tax. This will have an estimated impact of 21 basis points on the CET 1 ratio. Application of IFRS 16 by the Group is not expected to have a significant impact on lessor accounting or for finance lease accounting by lessees.

Effective after 2019

IFRS 17 ‘Insurance contracts’ was issued in May 2017 to replace IFRS 4 and to establish a comprehensive standard for inceptors of insurance policies. The effective date is 1 January 2021, subject to IASB’s approval of a deferral until 1 January 2022.

In February 2018 the IASB amended IAS 19 ‘Employee Benefits’ to clarify the need to update assumptions whenever there is a plan amendment, curtailment or settlement.

The Group is assessing the effect of adopting these standards on its financial statements.

Notes on the consolidated accounts

1 Net interest income
	2018	2017	2016
	£m	£m	£m
Loans to banks - amortised cost	522	277	246
Loans to customers - amortised cost	9,993	10,409	10,706
Other financial assets	534	348	306
Interest receivable (1)	11,049	11,034	11,258

Balances with banks	250	175	97
Customer deposits: demand	223	99	433
Customer deposits: savings	510	445	432
Customer deposits: other time	116	179	190
Other financial liabilities	791	554	557
Subordinated liabilities	461	572	845
Internal funding of trading businesses	42	23	(4)
Interest payable (1)	2,393	2,047	2,550

Net interest income	8,656	8,987	8,708

Note:

(1)       Negative interest on loans is classed as interest payable and on customer deposits is classed as interest receivable.

2 Non-interest income
	2018	2017	2016
	£m	£m	£m
Net fees and commissions	2,357	2,455	2,535

Loss on redemption of own debt	—	(7)	(126)

Income from trading activities
Foreign exchange	643	525	989
Interest rate	695	(50)	(480)
Credit	45	197	336
Changes in fair value of own debt and derivative liabilities attributable to own credit
- debt securities in issue	72	12	87
- derivative liabilities	20	(81)	67
Equities, commodities and other	32	31	(25)
	1,507	634	974
Other operating income
Operating lease and other rental income	256	276	287
Changes in the fair value of financial assets and liabilities designated at fair value through profit or loss	(26)	60	(13)
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit risk
- debt securities in issue	—	—	41
- subordinated liabilities	—	—	(15)
Changes in fair value of other financial assets fair value through profit or loss	18	—	—
Hedge ineffectiveness	(65)	39	—
Profit/(loss) on disposal of amortised cost assets	44	(35)	(277)
Profit on disposal of fair value through other comprehensive income assets	34	226	71
Profit on sale of property, plant and equipment	50	75	18
Share of profits of associated entities	83	104	59
(Loss)/profit on disposal of subsidiaries and associates	(72)	245	273
Other income (1)	560	74	55
	882	1,064	499

Non-interest income	4,746	4,146	3,882

Note:

(1)       Includes income from activities other than banking. 2018 includes insurance recoveries of £357 million.

Notes on the consolidated accounts

3 Operating expenses
	2018	2017	2016
	£m	£m	£m
Salaries	3,002	3,180	3,771
Variable compensation	225	298	281
Social security costs	307	318	388
Pension costs	401	467	357
Other	187	413	327
Staff costs	4,122	4,676	5,124

Premises and equipment	1,383	1,565	1,388
UK bank levy	179	215	190
Depreciation and amortisation	731	808	778
Other administrative expenses (1)	3,193	3,108	8,555
Administrative expenses	5,486	5,696	10,911
Write down of goodwill and other intangible assets	37	29	159
	9,645	10,401	16,194

Note:

(1) Includes litigation and conduct costs, net of amounts recovered. Refer to Notes 20 and 27 for further details.

The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff, was 67,600 (2017 - 73,400; 2016 - 82,400). The average number of temporary employees during 2018 was 4,000 (2017 - 5,000; 2016 - 6,700). The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows:

	2018	2017	2016
UK Personal & Business Banking	25,800	21,900	25,100
Ulster Bank RoI	2,900	2,600	3,000
Personal & Business Banking	28,700	24,500	28,100
Commercial Banking	7,800	4,500	5,600
Private Banking	1,900	1,500	1,700
Commercial & Private Banking	9,700	6,000	7,300
RBS International	1,600	1,600	800
NatWest Markets	4,500	5,300	1,500
Central items & other	20,900	32,300	39,300
Total	65,400	69,700	77,000

UK	46,600	51,200	57,300
USA	500	500	700
Europe	4,100	4,200	5,200
Rest of the World	14,200	13,800	13,800
Total	65,400	69,700	77,000

During 2018 the reporting lines of central and support staff directly supporting a reportable Group segment were realigned to that segment.

Share-based payments

As described in the Remuneration report, the Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2019 to 2023
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2019 to 2025
Long-term incentives (2)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2019 to 2025

Notes:

(1)     All awards have vesting conditions and therefore some may not vest.

(2)     Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Employee Share Plan.

Notes on the consolidated accounts

3 Operating expenses continued

The fair value of options granted in 2018 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to five years; expected option lives that equal the vesting period; no dividends on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date.

Sharesave	2018		2017		2016
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	2.38	60	2.46	56	2.87	56
Granted	1.89	28	2.27	21	1.68	17
Exercised	2.44	(4)	2.46	(3)	2.37	—
Cancelled	2.46	(9)	2.49	(14)	3.02	(17)
At 31 December	2.18	75	2.38	60	2.46	56

Options are exercisable within six months of vesting; 4.9 million options were exercisable at 31 December 2018 (2017 – 3.7 million; 2016 – 8.1 million). The weighted average share price at the date of exercise of options was £2.13 (2017 - £2.77; 2016 - £1.78). At 31 December 2018, exercise prices ranged from £1.68 to £3.43 (2017 - £1.68 to £4.34; 2016 - £1.68 to £4.34) and the remaining average contractual life was 2.9 years (2017 - 2.9 years; 2016 – 2.9 years). The fair value of options granted in 2018 was £21 million (2017 - £21 million; 2016 - £18 million).

Deferred performance awards	2018		2017		2016
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	264	101	296	102	276	80
Granted	156	59	152	63	170	75
Forfeited	(21)	(8)	(11)	(4)	(19)	(7)
Vested	(166)	(60)	(173)	(60)	(131)	(46)
At 31 December	233	92	264	101	296	102

The awards granted in 2018 vest in equal tranches on their anniversaries, predominantly over three years.

Long-term incentives
	2018			2017			2016
	Value	Shares	Options	Value at	Shares	Options	Value at	Shares	Options
	at grant	awarded	over shares	grant	awarded	over shares	grant	awarded	over shares
	£m	(million)	(million)	£m	(million)	(million)	£m	(million)	(million)
At 1 January	102	37	2	119	38	4	153	44	5
Granted	12	5	—	35	15	—	37	16	—
Vested/exercised	(5)	(2)	—	(22)	(7)	—	(39)	(12)	—
Lapsed	(24)	(8)	—	(30)	(9)	(2)	(32)	(10)	(1)
At 31 December	85	32	2	102	37	2	119	38	4

The market value of awards vested/exercised in 2018 was £5 million (2017 - £22 million; 2016 - £40 million). There are vested options of 2 million shares exercisable up to 2020 (2017 - 2 million; 2016 - 4 million).

Notes on the consolidated accounts

3 Operating expenses continued

Variable compensation awards

The following tables analyse the Group’s variable compensation awards for 2018.

	2018	2017	Change
	£m	£m	%
Non-deferred cash awards (1)	37	51	(27)
Total non-deferred variable compensation	37	51	(27)
Deferred bond awards	191	134	43
Deferred share awards	107	157	(32)
Total deferred variable compensation	298	291	2
Total variable compensation (2)	335	342	(2)

Variable compensation as a % of operating profit before tax (3)	9%	13%
Proportion of variable compensation that is deferred	89%	85%
of which
- deferred bond awards	64%	46%
- deferred share awards	36%	54%

Reconciliation of variable compensation awards to income statement charge	2018	2017	2016
	£m	£m	£m
Variable compensation awarded	335	342	343
Less: deferral of charge for amounts awarded for current year	(130)	(133)	(103)
Income statement charge for amounts awarded in current year	205	209	240

Add: current year charge for amounts deferred from prior years	86	96	147
Less: forfeiture of amounts deferred from prior years	(66)	(7)	(106)
Income statement charge for amounts deferred from prior years	20	89	41

Income statement charge for variable compensation (2)	225	298	281

	Actual			Expected

Year in which income statement charge is expected to be taken for deferred variable compensation					2020
	2016	2017	2018	2019	and beyond
	£m	£m	£m	£m	£m
Variable compensation deferred from 2016 and earlier	147	96	5	9	4
Variable compensation deferred from 2017	—	—	81	22	15
Less: forfeiture of amounts deferred from prior years	(106)	(7)	(66)	—	—
Variable compensation for 2018 deferred	—	—	—	89	41
	41	89	20	120	60

Notes:

(1)       Cash awards are limited to £2,000 for all employees.

(2)       Excludes other performance related compensation.

(3)       Operating profit before tax and variable compensation expense. This was previously measured against adjusted operating profit before variable compensation expense (2017: 7%).

Notes on the consolidated accounts

4 Segmental analysis

Reportable segments

The directors manage RBS primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business. Interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered between each other; funding charges between segments are determined by RBS Treasury, having regard to commercial demands. The segment performance measure is operating profit/(loss).

Reportable operating segments

The reportable operating segments are as follows:

Personal & Business Banking (PBB) comprises two reportable segments: UK Personal & Business Banking (UK PBB) and Ulster Bank RoI. UK PBB serves individuals and mass affluent customers in the UK, together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland. Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial & Private Banking (CPB) comprises two reportable segments: Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK. Private Banking serves UK high net worth individuals and their business interests.

RBS International (RBSI) serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar and financial institution customers in Luxembourg and London.

NatWest Markets helps global financial institutions and corporates manage their financial risks and achieve their short and long-term financial goals while navigating changing markets and regulation. NatWest Markets does this by providing global market access, financing, risk management and trading solutions from trading hubs in London, Singapore and Stamford with sales offices across key locations in the UK, EU, US and Asia.

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

	Net	Net fees	Other			Depreciation	Impairment
	interest	and	non-interest	Total	Operating	and	(losses)/	Operating
	income	commissions	income	income	expenses	amortisation	releases	profit/(loss)
2018	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	5,098	1,078	106	6,282	(3,482)	—	(342)	2,458
Ulster Bank RoI	444	91	75	610	(583)	—	(15)	12

Personal & Business Banking	5,542	1,169	181	6,892	(4,065)	—	(357)	2,470

Commercial Banking	2,040	897	437	3,374	(1,747)	(125)	(144)	1,358
Private Banking	518	228	29	775	(476)	(2)	6	303

Commercial & Private Banking	2,558	1,125	466	4,149	(2,223)	(127)	(138)	1,661

RBS International	466	101	27	594	(254)	(6)	2	336
NatWest Markets	112	(33)	1,363	1,442	(1,589)	(15)	92	(70)
Central items & other	(22)	(5)	352	325	(783)	(583)	3	(1,038)
Total	8,656	2,357	2,389	13,402	(8,914)	(731)	(398)	3,359
2017
UK Personal & Business Banking	5,130	1,099	248	6,477	(3,829)	—	(235)	2,413
Ulster Bank RoI	421	94	89	604	(676)	—	(60)	(132)

Personal & Business Banking	5,551	1,193	337	7,081	(4,505)	—	(295)	2,281

Commercial Banking	2,286	1,030	168	3,484	(1,870)	(144)	(362)	1,108
Private Banking	464	179	35	678	(529)	—	(6)	143

Commercial & Private Banking	2,750	1,209	203	4,162	(2,399)	(144)	(368)	1,251

RBS International	325	42	22	389	(217)	(2)	(3)	167
NatWest Markets	203	24	823	1,050	(2,250)	49	174	(977)
Central items & other	158	(13)	306	451	(222)	(711)	(1)	(483)
Total	8,987	2,455	1,691	13,133	(9,593)	(808)	(493)	2,239
2016
UK Personal & Business Banking	4,945	1,147	35	6,127	(4,278)	2	(125)	1,726
Ulster Bank RoI	409	82	85	576	(669)	—	113	20

Personal & Business Banking	5,354	1,229	120	6,703	(4,947)	2	(12)	1,746

Commercial Banking	2,143	1,031	241	3,415	(2,324)	(143)	(206)	742
Private Banking	449	181	27	657	(549)	—	3	111

Commercial & Private Banking	2,592	1,212	268	4,072	(2,873)	(143)	(203)	853

RBS International	303	50	21	374	(174)	—	(10)	190
NatWest Markets	343	55	814	1,212	(2,810)	(14)	(253)	(1,865)
Central items & other	116	(11)	124	229	(4,612)	(623)	—	(5,006)
Total	8,708	2,535	1,347	12,590	(15,416)	(778)	(478)	(4,082)

Notes on the consolidated accounts

4 Segmental analysis continued

	2018			2017			2016
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	7,153	68	7,221	7,348	44	7,392	7,197	52	7,249
Ulster Bank RoI	668	—	668	676	(4)	672	660	1	661

Personal & Business Banking	7,821	68	7,889	8,024	40	8,064	7,857	53	7,910

Commercial Banking	3,611	84	3,695	3,590	74	3,664	3,638	68	3,706
Private Banking	681	195	876	585	143	728	567	172	739

Commercial & Private Banking	4,292	279	4,571	4,175	217	4,392	4,205	240	4,445

RBS International	506	148	654	309	119	428	313	156	469
NatWest Markets	1,882	916	2,798	1,408	809	2,217	1,708	1,539	3,247
Central items & other	2,155	(1,411)	744	2,147	(1,185)	962	1,862	(1,988)	(126)
Total	16,656	—	16,656	16,063	—	16,063	15,945	—	15,945

Total income
UK Personal & Business Banking	6,260	22	6,282	6,465	12	6,477	6,115	12	6,127
Ulster Bank RoI	613	(3)	610	609	(5)	604	584	(8)	576

Personal & Business Banking	6,873	19	6,892	7,074	7	7,081	6,699	4	6,703

Commercial Banking	3,840	(466)	3,374	3,851	(367)	3,484	3,787	(372)	3,415
Private Banking	655	120	775	594	84	678	554	103	657

Commercial & Private Banking	4,495	(346)	4,149	4,445	(283)	4,162	4,341	(269)	4,072

RBS International	469	125	594	281	108	389	239	135	374
NatWest Markets	1,510	(68)	1,442	1,077	(27)	1,050	1,296	(84)	1,212
Central items & other	55	270	325	256	195	451	15	214	229
Total	13,402	—	13,402	13,133	—	13,133	12,590	—	12,590

Analysis of net fees and commissions	UK	Ulster	Commercial	Private	RBS	NatWest	Central items
	PBB	Bank RoI	Banking	Banking	International	Markets	& other	Total
2018	£m	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	470	34	313	33	25	3	—	878
- Credit and debit card fees	474	22	103	13	—	—	—	612
- Lending (credit facilities)	465	29	358	2	29	88	—	971
- Brokerage	62	6	—	5	—	85	—	158
- Investment management, trustee and fiduciary services	49	4	—	191	42	—	—	286
- Trade finance	1	2	121	1	4	3	—	132
- Underwriting fees	27	—	3	—	—	144	—	174
- Other	8	1	54	16	2	67	(141)	7
Total	1,556	98	952	261	102	390	(141)	3,218

Fees and commissions payable	(478)	(7)	(55)	(33)	(1)	(423)	136	(861)
Net fees and commissions	1,078	91	897	228	101	(33)	(5)	2,357

2017

Fees and commissions receivable
- Payment services	435	30	302	37	24	1	—	829
- Credit and debit card fees	527	27	99	12	—	—	—	665
- Lending (credit facilities)	495	30	438	2	10	83	2	1,060
- Brokerage	69	10	—	6	—	63	—	148
- Investment management, trustee and fiduciary services	72	4	35	133	4	1	—	249
- Trade finance	1	2	163	1	3	3	—	173
- Underwriting fees	—	—	—	—	—	157	—	157
- Other	6	—	46	15	2	132	(144)	57
Total	1,605	103	1,083	206	43	440	(142)	3,338

Fees and commissions payable	(506)	(9)	(53)	(27)	(1)	(416)	129	(883)
Net fees and commissions	1,099	94	1,030	179	42	24	(13)	2,455

Notes on the consolidated accounts

4 Segmental analysis continued

	UK	Ulster	Commercial	Private	RBS	NatWest	Central items
	PBB	Bank RoI	Banking	Banking	International	Markets	& other	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	429	27	320	32	24	24	—	856
- Credit and debit card fees	507	25	93	18	2	—	—	645
- Lending (credit facilities)	500	30	406	2	11	95	—	1,044
- Brokerage	63	7	1	7	1	71	4	154
- Investment management, trustee and fiduciary services	84	3	37	118	(3)	—	11	250
- Trade finance	1	2	157	1	5	30	—	196
- Underwriting fees	—	—	—	—	—	83	—	83
- Other	7	—	65	28	21	202	(211)	112
Total	1,591	94	1,079	206	61	505	(196)	3,340

Fees and commissions payable	(444)	(12)	(48)	(25)	(11)	(450)	185	(805)
Net fees and commissions	1,147	82	1,031	181	50	55	(11)	2,535

	2018		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	194,247	187,678	190,636	183,410	181,357	173,040
Ulster Bank RoI	25,193	21,189	24,564	19,853	24,111	19,299

Personal & Business Banking	219,440	208,867	215,200	203,263	205,468	192,339

Commercial Banking	143,242	100,918	149,545	105,144	150,453	104,441
Private Banking	21,983	28,554	20,290	27,049	18,578	26,673

Commercial & Private Banking	165,225	129,472	169,835	132,193	169,031	131,114

RBS International	28,398	27,663	25,867	29,077	23,420	25,280
NatWest Markets	244,531	227,399	277,886	248,553	372,496	340,471
Central items & other	36,641	54,344	49,268	75,877	28,241	60,048
Total	694,235	647,745	738,056	688,963	798,656	749,252

Segmental analysis of goodwill is as follows:

	UK Personal	Commercial &
	& Business	Private	RBS
	Banking	Banking	International	Total
	£m	£m	£m	£m
At 1 January 2017 and 31 December 2017	3,351	1,907	300	5,558
Acquisitions	48	—	—	48
Inter-segment transfers	(9)	9	—	—
At 31 December 2018	3,390	1,916	300	5,606

Notes on the consolidated accounts

4 Segmental analysis continued

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2018	£m	£m	£m	£m	£m
Total revenue	15,351	300	838	167	16,656

Net interest income	8,223	—	404	29	8,656
Net fees and commissions	2,183	12	102	60	2,357
Income from trading activities	1,308	124	68	7	1,507
Other operating income	467	119	229	67	882
Total income	12,181	255	803	163	13,402

Operating profit/(loss) before tax	3,805	(718)	150	122	3,359
Total assets	624,228	32,573	34,441	2,993	694,235
Total liabilities	588,185	31,329	27,183	1,048	647,745
Net assets attributable to equity owners and non-controlling interests	36,043	1,244	7,258	1,945	46,490
Contingent liabilities and commitments	121,267	—	5,408	208	126,883

2017
Total revenue	15,011	192	655	205	16,063

Net interest income	8,611	(4)	346	34	8,987
Net fees and commissions	2,192	97	113	53	2,455
Income from trading activities	570	83	(24)	5	634
Other operating income	806	22	121	108	1,057
Total income	12,179	198	556	200	13,133

Operating profit/(loss) before tax	3,230	(580)	(485)	74	2,239
Total assets	662,314	38,485	34,280	2,977	738,056
Total liabilities	626,103	36,564	25,171	1,125	688,963
Net assets attributable to equity owners and non-controlling interests	36,211	1,921	9,109	1,852	49,093
Contingent liabilities and commitments	128,127	78	7,823	22	136,050

2016
Total revenue	14,606	264	738	337	15,945

Net interest income	8,243	82	302	81	8,708
Net fees and commissions	2,287	9	175	64	2,535
Income from trading activities	790	159	18	7	974
Other operating income	261	(40)	9	143	373
Total income	11,581	210	504	295	12,590

Operating (loss)/profit before tax	(2,214)	(1,652)	(266)	50	(4,082)
Total assets	715,685	44,447	32,142	6,382	798,656
Total liabilities	675,089	44,513	26,311	3,339	749,252
Net assets attributable to equity owners and non-controlling interests	40,596	(66)	5,831	3,043	49,404
Contingent liabilities and commitments	141,963	639	8,038	51	150,691

Notes on the consolidated accounts

5 Pensions

Defined contribution schemes

The Group sponsors a number of defined contribution pension schemes in different territories, which new employees are offered the opportunity to join.

Defined benefit schemes

The Group sponsors a number of pension schemes in the UK and overseas, including the Main section of The Royal Bank of Scotland Group Pension Fund (the “Main section”) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme’s assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members. These have been closed to new entrants for over ten years, although current members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by the Group.

The Main section corporate trustee is RBS Pension Trustee Limited (the Trustee), a wholly owned subsidiary of National Westminster Bank Plc, Principal Employer of the Main section. The Board of the Trustee comprises four member trustee directors selected from eligible active staff, deferred and pensioner members who apply and six appointed by the Group. Under UK legislation a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members).

Similar governance principles apply to the Group’s other pension schemes.

Investment strategy

The assets of the Main section, which is typical of other group schemes, represent 90% of plan assets at 31 December 2018 (2017 - 90%) and are invested in a diversified portfolio as shown below.

The Main section employs derivative instruments to achieve a desired asset class exposure and to reduce the section’s interest rate, inflation and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation.

	2018			2017
Major classes of plan assets as a percentage of	Quoted	Unquoted	Total	Quoted	Unquoted	Total
total plan assets of the Main section	%	%	%	%	%	%
Equities	3.7%	5.2%	8.9%	21.9%	4.0%	25.9%
Index linked bonds	40.1%	—	40.1%	30.6%	—	30.6%
Government bonds	12.9%	—	12.9%	9.2%	—	9.2%
Corporate and other bonds	12.2%	5.2%	17.4%	15.8%	1.0%	16.8%
Real estate	—	5.5%	5.5%	—	5.2%	5.2%
Derivatives	—	6.1%	6.1%	—	8.1%	8.1%
Cash and other assets	—	9.1%	9.1%	—	4.2%	4.2%
	68.9%	31.1%	100.0%	77.5%	22.5%	100.0%

The Main section’s holdings of derivative instruments are summarised in the table below:

	2018			2017
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	13	347	502	11	310	555
Interest rate swaps	55	8,132	5,362	44	8,161	4,779
Currency forwards	10	22	164	12	160	34
Equity and bond call options	1	277	—	2	428	—
Equity and bond put options	4	3	1	3	3	1
Other	4	1,027	1,092	4	327	444

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparty banks, including NatWest Markets Plc.

At 31 December 2018, the gross notional value of the swaps was £72 billion (2017 - £57 billion) and had a net positive fair value of £2,557 million (2017 - £3,045 million) against which the banks had posted approximately 103% collateral.

The schemes do not invest directly in the Group but can have exposure to the Group. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in the Group do not exceed the 5% regulatory limit.

Notes on the consolidated accounts

5 Pensions continued

	Main section				All schemes
		Present value	Asset	Net		Present value	Asset	Net
	Fair	of defined	ceiling/	pension	Fair	of defined	ceiling/	pension
	value of	benefit	minimum	liability/	value of	benefit	minimum	liability/
	plan assets	obligation	funding (1)	(asset)	plan assets	obligation	funding (1)	(asset)
Changes in value of net pension liability/(asset)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2017	43,824	38,851	4,973	—	49,229	43,990	5,326	87
Currency translation and other adjustments	—	—	—	—	46	46	3	3
Income statement	1,155	1,266	134	245	1,285	1,518	142	375
Statement of comprehensive income	1,580	(9)	1,608	19	1,728	4	1,634	(90)
Contributions by employer	264	—	—	(264)	627	—	—	(627)
Contributions by plan participants and other scheme members	4	4	—	—	10	10	—	—
Liabilities extinguished upon settlement	—	—	—	—	(744)	(755)	—	(11)
Benefits paid	(2,175)	(2,175)	—	—	(2,435)	(2,435)	—	—
At 1 January 2018	44,652	37,937	6,715	—	49,746	42,378	7,105	(263)
Currency translation and other adjustments	—	—	—	—	20	17	(1)	(4)
Income statement
Net interest expense	1,123	939	171	(13)	1,242	1,043	179	(20)
Current service cost	—	190	—	190	—	240	—	240
Past service cost	—	14	—	14	—	14	—	14
Loss on curtailments or settlements	—	—	—	—	—	74	—	74
	1,123	1,143	171	191	1,242	1,371	179	308
Statement of comprehensive income
Return on plan assets excluding recognised interest income	(1,891)	—	—	1,891	(2,090)	—	—	2,090
Experience gains and losses	—	122	—	122	—	81	—	81
Effect of changes in actuarial financial assumptions	—	(2,338)	—	(2,338)	—	(2,537)	—	(2,537)
Effect of changes in actuarial demographic assumptions	—	820	—	820	—	826	—	826
Asset ceiling adjustments:
Attributable to contributions required by ring fencing	—	—	2,000	2,000	—	—	2,053	2,053
Other movements in the year	—	—	(468)	(468)	—	—	(546)	(546)
	(1,891)	(1,396)	1,532	2,027	(2,090)	(1,630)	1,507	1,967

Contributions by employer	2,218	—	—	(2,218)	2,363	—	—	(2,363)
Contributions by plan participants and other scheme members	7	7	—	—	12	12	—	—
Liabilities extinguished upon settlement	—	—	—	—	(259)	(259)	—	—
Transfer of pension assets and liabilities from Main section (2)	(276)	(198)	(78)	—	—	—	—	—
Benefits paid	(2,027)	(2,027)	—	—	(2,282)	(2,282)	—	—
At 31 December 2018	43,806	35,466	8,340	—	48,752	39,607	8,790	(355)

Notes:

(1)      The group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that the Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised.

(2)      Includes adjustment for assets of £276 million and liabilities of £198 million transferred at no consideration to establish two separate sections of the RBS Group Pension Fund because ring-fencing rules do not allow employees outside the ring-fenced group to be members of the Main section.

(3)      The Group expects to make contributions to the Main section of £218 million in 2019.

	All schemes
	2018	2017
Amounts recognised on the balance sheet	£m	£m
Fund assets at fair value	48,752	49,746
Present value of fund liabilities	39,607	42,378
Funded status	9,145	7,368
Asset ceiling/minimum funding	8,790	7,105
	355	263

	2018	2017
Net pension asset/(liability) comprises	£m	£m
Net assets of schemes in surplus (included in Other assets, Note 17)	520	392
Net liabilities of schemes in deficit (included in Other liabilities, Note 20)	(165)	(129)
	355	263

Notes on the consolidated accounts

5 Pensions continued

Funding and contributions by the Group

In the UK, the trustees of defined benefit pension schemes are required to perform funding valuations every three years. The trustees and the sponsor, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and a Schedule of Contributions required to eliminate any funding deficit. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor’s covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where the Group sponsors defined benefit pension schemes. The last funding valuation of the Main section was at 31 December 2017 and next funding valuation is due at 31 December 2020, to be agreed by 31 March 2022.

The triennial funding valuation of the Main section as at 31 December 2017 determined the funding level to be 96%, pension liabilities to be £47 billion and the deficit to be £2 billion, which was eliminated by a £2 billion cash payment in October 2018. The average cost of the future service of current members is 44% of basic salary before administrative expenses and contributions from those members.

In October 2018 the Court ruled on the requirement to and method for equalising guaranteed minimum pension benefits arising between 1990 and 1997 between men and women. In 2017 the Group considered that equalisation would change the Main section’s defined benefit obligation by 0.2%.The estimate was updated following the clarity provided by the Court ruling and the impact of any future conversion exercise to rectify the position. The £102 million cost on revision of the previous estimate of the financial assumptions in respect of equalisation is recognised in equity.

Assumptions

Placing a value on the Group’s defined benefit pension schemes’ liabilities requires the Group’s management to make a number of assumptions, with the support of independent actuaries. The ultimate cost of the defined benefit obligations depends upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected.

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial		Principal assumptions of 2017 triennial valuation
	assumptions
	2018	2017	2017
	%	%
Discount rate	2.9	2.6	Fixed interest swap yield curve plus 0.8% per annum
Inflation assumption (RPI)	3.2	3.1	RPI swap yield curve
Rate of increase in salaries	1.8	1.8
Rate of increase in deferred pensions	3.1	3.0
Rate of increase in pensions in payment	2.9	2.9	Modelled allowance for relevant caps and floors
Lump sum conversion rate at retirement	20	21	18%
Longevity at age 60:	years	years
Current pensioners
Males	27.2	27.2	28.1
Females	29.0	28.7	29.7
Future pensioners, currently aged 40
Males	28.4	28.6	29.3
Females	30.5	30.4	31.5

Discount rate

The IAS 19 valuation uses a single discount rate by reference to the yield on a basket of ‘high quality’ sterling corporate bonds. For the triennial valuation discounting is by reference to a yield curve.

The weighted average duration of the Main section’s defined benefit obligation at 31 December 2018 is 20 years (2017 – 21 years).

Significant judgement is required when setting the criteria for bonds to be included in IAS 19’s basket of bonds that is used to determine the discount rate used in the valuations. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed. Sensitivity to the main assumptions is presented below.

Notes on the consolidated accounts

5 Pensions continued

The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2017.

The larger outflow in the first four years represents the expected level of transfers out to 31 December 2021.

The table below shows how the present value of the defined benefit obligation of the Main section would change if the key assumptions used were changed independently. In practice the variables are somewhat correlated and do not move completely in isolation.

			Increase in
	(Decrease)/increase	(Decrease)/increase	net pension assets/
	in value of assets	in value of liabilities	(obligations)
2018	£m	£m	£m
0.25% increase in interest rates/discount rate	(2,214)	(1,644)	(570)
0.25% increase in inflation	1,487	1,199	288
0.25% increase in credit spreads	(5)	(1,644)	1,639
Longevity increase of one year	—	1,414	(1,414)
0.25% additional rate of increase in pensions in payment	—	1,215	(1,215)
Increase in equity values of 10% (1)	419	—	419
2017
0.25% increase in interest rates/discount rate	(2,218)	(1,964)	(254)
0.25% increase in inflation	1,289	1,329	(40)
0.25% increase in credit spreads	(7)	(1,964)	1,957
Longevity increase of one year	—	1,478	(1,478)
0.25% additional rate of increase in pensions in payment	—	1,328	(1,328)
Increase in equity values of 10% (1)	909	—	909

Note:

(1) Includes both quoted and private equity.

Notes on the consolidated accounts

5 Pensions continued

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

	2018	2017
Membership category	%	%
Active members	12.9	16.2
Deferred members	48.6	47.3
Pensioners and dependants	38.5	36.5
	100.0	100.0

The experience history of Group schemes is shown below:

	Main section					All schemes
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
History of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	43,806	44,652	43,824	30,703	30,077	48,752	49,746	49,229	34,708	34,359
Present value of plan obligations	35,466	37,937	38,851	30,966	31,776	39,607	42,378	43,990	35,152	36,643
Net surplus/(deficit)	8,340	6,715	4,973	(263)	(1,699)	9,145	7,368	5,239	(444)	(2,284)

Experience (losses)/gains on plan liabilities	(122)	(107)	658	233	3	(81)	(93)	794	258	18
Experience (losses)/gains on plan assets	(1,891)	1,580	8,562	(415)	4,629	(2,090)	1,728	9,254	(458)	5,171
Actual return on plan assets	(768)	2,735	9,872	703	5,766	(848)	3,013	10,708	749	6,485
Actual return on plan assets - %	(1.7% )	6.2%	32.2%	2.3%	23.8%	(1.7% )	6.1%	30.9%	2.2%	22.8%

6 Auditor’s remuneration

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

Amounts paid to the Group’s auditors for statutory audit and other services are set out below:

	2018	2017	2016
	£m	£m	£m
Fees payable for the audit of the Group’s annual accounts (1)	3.5	4.0	4.0
- the audit of the company’s subsidiaries (1)	27.5	22.9	20.7
- audit-related assurance services (1,2)	2.9	4.3	4.0
Total audit and audit-related assurance services fees	33.9	31.2	28.7

Other assurance services	1.3	1.7	3.4
Corporate finance services (3)	0.2	0.2	0.2
Non-audit services	—	—	—
Total other services	1.5	1.9	3.6

Notes:

(1)       The 2018 audit fee was approved by the Group Audit Committee. At 31 December 2018, £16 million has been billed in and paid in respect of 2018 Group audit fees.

(2)       Comprises fees of £1.1 million (2017 - £1.1 million) in relation to reviews of interim financial information, £1.1 million (2017 - £2.5 million) in respect of reports to the Group’s regulators in the UK and overseas, £0.7 million (2017 - £0.7 million) in relation to non-statutory audit opinions.

(3)       Comprises fees of £0.2 million (FY 2017 - £0.2 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group.

Notes on the consolidated accounts

7 Tax
	2018	2017	2016
	£m	£m	£m
Current tax:
Charge for the year	(1,092)	(1,018)	(1,126)
Over provision in respect of prior years	125	227	186
	(967)	(791)	(940)
Deferred tax:
(Charge)/credit for the year	(280)	108	246
Increase/(reduction) in the carrying value of deferred tax assets	7	(30)	(317)
Under provision in respect of prior years	(35)	(111)	(155)
Tax charge for the year	(1,275)	(824)	(1,166)

The actual tax charge differs from the expected tax (charge)/credit computed by applying the standard rate of UK corporation tax of 19% (2017 – 19.25%; 2016 – 20.00%) as follows:

	2018	2017	2016
	£m	£m	£m
Expected tax (charge)/credit	(638)	(431)	816
Losses and temporary differences in year where no deferred tax asset recognised	(55)	(303)	(742)
Foreign profits taxed at other rates	(8)	104	340
UK tax rate change impact (1)	—	(7)	6
Items not allowed for tax:
- losses on disposals and write-downs	(44)	(69)	(45)
- UK bank levy	(38)	(45)	(41)
- regulatory and legal actions	(203)	(56)	(952)
- other disallowable items	(63)	(110)	(141)
Non-taxable items	47	134	136
Taxable foreign exchange movements	(27)	27	(57)
Losses brought forward and utilised	14	11	10
Increase/(reduction) in carrying value of deferred tax asset in respect of:
- UK losses	7	(30)	(317)
Banking surcharge	(357)	(165)	(210)
Adjustments in respect of prior years (2)	90	116	31
Actual tax charge	(1,275)	(824)	(1,166)

Notes:

(1)        In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 19% from 1 April 2017 and 17% from 1 April 2020.

(2)        Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities.

Judgment: Tax contingencies

The Group’s income tax charge and its provisions for income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. The Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Deferred tax
	2018	2017
	£m	£m
Deferred tax asset	(1,412)	(1,740)
Deferred tax liability	454	583
Net deferred tax asset	(958)	(1,157)

Notes on the consolidated accounts

7 Tax continued

Net deferred tax asset comprised:

					Tax
		Accelerated			losses
		capital	Expense	Financial	carried
	Pension	allowances	provisions	instruments	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2017	(662)	361	(322)	395	(1,050)	137	(1,141)
Acquisitions and disposals of subsidiaries	—	(29)	—	—	—	—	(29)
Charge/(credit) to income statement	3	(126)	55	46	121	(66)	33
Charge/(credit) to other comprehensive income	266	—	—	(243)	—	(19)	4
Currency translation and other adjustments	—	(14)	1	—	(10)	(1)	(24)
At 1 January 2018	(393)	192	(266)	198	(939)	51	(1,157)
Implementation of IFRS9 on 1 January 2018	—	—	—	16	—	—	16
(Credit)/charge to income statement	(40)	22	121	154	5	46	308
(Credit)/charge to other comprehensive income	(95)	1	—	(23)	—	33	(84)
Currency translation and other adjustments	—	5	(14)	4	(2)	(34)	(41)
At 31 December 2018	(528)	220	(159)	349	(936)	96	(958)

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2018	2017
	£m	£m
UK tax losses carried forward
- NatWest Markets Plc	151	125
- National Westminster Bank Plc	505	541
- Ulster Bank Limited	19	14
Total	675	680
Overseas tax losses carried forward
- Ulster Bank Ireland DAC	261	259
	936	939

Critical accounting policy: Deferred Tax

The deferred tax assets of £1,412 million at 31 December 2018 (2017 - £1,740 million) principally comprise losses that arose in the UK, and temporary differences. These deferred tax assets are recognised to the extent that it is probable that there will be future taxable profits to recover them.

Judgment - The Group has considered the carrying value of deferred tax assets and concluded that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimate -These estimates are partly based on forecast performance beyond the horizon for management’s detailed plans. They have regard to inherent uncertainties, such as Brexit and climate change.

UK tax losses - Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in the Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by The Finance (No. 2) Act 2015. Deferred tax assets and liabilities at 31 December 2018 take into account the reduced rates in respect of tax losses and temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

NatWest Markets Plc – NatWest Markets Plc expects that the balance of recognised deferred tax asset at 31 December 2018 of £151 million in respect of tax losses amounting to approximately £800 million will be recovered by the end of 2024. Since 2012 NatWest Markets Plc has reported mixed levels of taxable profits and losses because core banking profitability was offset by a series of restructuring plans as the group reshaped to meet commercial and regulatory demands. In total, £10.2 billion of losses have not been recognised in the deferred tax balance at 31 December 2018; such losses will be available to offset 25% of future taxable profits in excess of those forecast in the closing deferred tax asset.

National Westminster Bank Plc – A deferred tax asset of £505 million has been recognised in respect of total losses of £2,936 million. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. National Westminster Bank plc returned to tax profitability during 2015 and expects the deferred tax asset to be consumed by future taxable profits by the end of 2023.

Notes on the consolidated accounts

7 Tax continued

Overseas tax losses

Ulster Bank Ireland DAC – A deferred tax asset of £261 million has been recognised in respect of losses of £2,089 million of total losses of £8,855 million carried forward at 31 December 2018. The losses arose principally as a result of significant impairment charges between 2008 and 2013 during challenging economic conditions in the Republic of Ireland. Subsequent movements reflect the £:€ exchange differences. As UBIDAC continues to operate in a small open economy subject to short term volatility and extended non-performing loan realisation periods the company expects, in assessing its deferred tax asset on tax losses, that they will be consumed by future taxable profits by the end of 2027.

Unrecognised deferred tax

Deferred tax assets of £5,118 million (2017 - £6,356 million; 2016 - £7,940, million) have not been recognised in respect of tax losses and other temporary differences carried forward of £25,597 million (2017 - £30,049 million; 2016 - £33,376 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other temporary differences, £939 million expire within five years and £5,992 million thereafter. The balance of tax losses and other temporary differences carried forward has no expiry date.

Deferred tax liabilities of £257 million (2017 - £255 million; 2016 - £258 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

8 Earnings per share

	2018	2017	2016
	£m	£m	£m
Earnings
Profit/(loss) attributable to ordinary shareholders	1,622	752	(6,955)

Weighted average number of shares (millions)
Weighted average number of ordinary shares outstanding during the year	12,009	11,867	11,692
Effect of dilutive share options and convertible securities	52	69	51
Diluted weighted average number of ordinary shares outstanding during the year	12,061	11,936	11,743

9 Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
		2018	2017
Assets		£m	£m
Loans
Reverse repos		24,759	36,272
Collateral given		19,036	21,558
Other loans		1,308	651
Total loans		45,103	58,481
Securities
Central and local government
- UK		6,834	3,514
- US		4,689	3,667
- other		13,498	14,736
Other securities		4,995	5,593
Total securities		30,016	27,510
Total		75,119	85,991
Liabilities
Deposits
Repos		25,645	28,363
Collateral received		20,187	22,683
Other deposits		1,788	1,302
Total deposits		47,620	52,348
Debt securities in issue		903	1,107
Short positions		23,827	28,527
Total		72,350	81,982

Notes on the consolidated accounts

10 Derivatives

Companies within RBS transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

	2018			2017
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts	3,426	36,545	38,230	3,425	39,211	41,681
Interest rate contracts	10,536	96,410	90,444	12,016	120,945	112,160
Credit derivatives	16	346	208	38	531	558
Equity and commodity contracts	1	48	15	3	156	107
		133,349	128,897		160,843	154,506

RBS enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of RBS’s interest rate hedges relate to the management of RBS’s non-trading interest rate risk. RBS manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges.

The majority of RBS’s fair value hedges involve interest rate swaps hedging the fixed interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposures to the variability in future interest payments and receipts due to the movement of benchmark interest rates or foreign exchange rates on forecast transactions and on recognised financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps and forward foreign exchange contracts. RBS hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant benchmark rate LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are loans to banks and customer and the financial liabilities are bank and customer deposits and LIBOR linked medium-term notes and other issued securities. The variability in cash flows due to movements in the relevant benchmark rate is hedged; this risk component is identified using the risk management systems of RBS. This risk component comprises the majority of cash flow variability risk.

For cash flow hedging relationships RBS determines that there is an economic relationship between the hedged item and hedging instrument via assessing the initial and ongoing effectiveness by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Hedge effectiveness is measured on a cumulative basis over a time period management determines to be appropriate. The method of calculating hedge ineffectiveness is the hypothetical derivative method. RBS uses the actual ratio between the hedged item and hedging instrument to establish the hedge ratio for hedge accounting. For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed-rate loans, government securities, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. The hedged risk is the risk of changes in the hedged items fair value attributable to changes in the benchmark interest rate embedded in the hedged item. This risk component is identified using the risk management systems of RBS. This risk component comprises the majority of the hedged items fair value risk.

For fair value hedge relationships RBS determines that there is an economic relationship between the hedged items and hedging instrument via assessing the initial and ongoing effectiveness by comparing movements in the fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Hedge effectiveness is measured on a cumulative basis over a time period management determines to be appropriate. RBS uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting. RBS hedges the currency risk of its net investment in foreign currency denominated operations with currency borrowings and forward foreign exchange contracts. RBS reviews the value of the investments net assets, executing hedges where appropriate to reduce the sensitivity of capital ratios to foreign exchange rate movement.

The Group hedges currency risk in respect of its net investment in foreign currency denominated operations with currency borrowings and forward foreign exchange contracts. The Group reviews the value of the investments net assets, executing hedges where appropriate, to reduce the sensitivity of capital ratios to foreign exchange movements.

Included in the table above are derivatives held for hedging purposes as follows:

		2018		2017
	Notional	Assets	Liabilities	Assets	Liabilities
	£bn	£m	£m	£m	£m
Fair value hedging
Interest rate contracts	60.0	965	2,061	904	2,211

Cash flow hedging
Interest rate contracts	149.7	1,148	872	1,989	1,295
Exchange rate contacts	12.5	106	—	63	37

Net investment hedging
Exchange rate contracts	2.0	32	10	11	28
	224.2	2,251	2,943	2,967	3,571

Notes on the consolidated accounts

10 Derivatives continued

The following table shows the period in which the hedging contract ends:
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years	20+ years	Total
Fair value hedging
Hedging assets - Interest rate risk (£bn)	1.0	1.8	11.0	4.9	7.8	3.7	3.8	34.0
Hedging liabilities - Interest rate risk (£bn)	—	2.0	7.5	10.0	4.6	1.9	—	26.0

Cash flow hedging
Hedging assets
Interest rate risk (£bn)	3.9	10.9	47.8	8.7	10.5	—	—	81.8
Average fixed interest rate	1.87	1.44	1.13	2.00	1.43	—	—	1.33
Hedging liabilities
Interest rate risk (£bn)	8.6	18.9	34.1	5.1	0.4	0.8	—	67.9
Average fixed interest rate	0.54	0.56	1.07	1.34	3.96	4.31	—	0.94
Exchange rate risk (£bn)	—	—	5.8	4.7	2.0	—	—	12.5
Average USD - £ rate	—	—	1.32	1.37	1.50	—	—	1.37

Net investment hedging
Exchange rate risk (£bn)	1.2	0.6	0.2	—	—	—	—	2.0
Principal currency hedges
Average SAR - £ rate	4.80	4.83	4.82	—	—	—	—	4.81
Average CHF - £ rate	1.22	1.23	1.18	—	—	—	—	1.21

The table below analyses assets and liabilities subject to hedging derivatives.
			Impact on hedged
	Carrying value	Impact on	items ceased to be
	(CV) of hedged	hedged items	adjusted for hedging
	assets and liabilities	included in CV	gains or losses
2018	£m	£m	£m
Fair value hedging - interest rate
Loans to banks and customers - amortised cost	6,197	875	91
Other financial assets - securities	31,879	362	10
Total	38,076	1,237	101

Other financial liabilities - debt securities in issue	23,289	(19)	—
Subordinated liabilities	2,359	22	—
Total	25,648	3	—

Fair value hedging - exchange rate
Other financial assets - securities	3	—	—

Cash flow hedging - interest rate
Loans to banks and customers - amortised cost	81,880

Bank and customer deposits	67,854

Cash flow hedging - exchange rate
Other financial liabilities - debt securities in issue	5,590
Subordinates liabilities	6,902
Total	12,492

Notes on the consolidated accounts

10 Derivatives continued

Hedge ineffectiveness recognised in other operating income comprised:
	2018	2017	2016
	£m	£m	£m
Fair value hedging
Gains/(losses) on the hedged items attributable to the hedged risk	54	(48)	1,146
(Losses)/gains on the hedging instruments	(7)	78	(1,117)
Fair value hedging ineffectiveness	47	30	29
Cash flow hedging ineffectiveness	(112)	9	(29)
Total	(65)	39	—

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

•          The effect of the counterparty credit risk on the fair value of the interest rate swap, which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge).

•          Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and

•          Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

Additional information on cash flow hedging and hedging of net assets can be found in the Statement of Changes in Equity.

11 Financial instruments – classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments on an IFRS 9 basis at 31 December 2018 and on an IAS39 basis at 31 December 2017. Assets and liabilities outside the scope of IFRS 9/IAS 39 are shown within other assets and other liabilities.

Assets				Hedging		Amortised	Other
		MFVTPL (1)	DFV(2)	derivatives	FVOCI	cost	assets	Total
		£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks		—	—		—	88,897		88,897
Trading assets		75,119	—		—			75,119
Derivatives		131,098		2,251				133,349
Settlement balances		—	—		—	2,928		2,928
Loans to banks - amortised cost (3)						12,947		12,947
Loans to customers - amortised cost						305,089		305,089
Other financial assets		1,638	—		46,077	11,770		59,485
Intangible assets		—	—		—	—	6,616	6,616
Other assets							9,805	9,805
31 December 2018		207,855	—	2,251	46,077	421,631	16,421	694,235

	Held-for-		Hedging	Available-	Loans and	Held-to-	Other
	trading	DFV(2)	derivatives	for-sale	receivables	maturity	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—		—	98,337	—		98,337
Trading assets	85,991	—		—		—		85,991
Derivatives	157,876		2,967			—		160,843
Settlement balances	—	—		—	2,517	—		2,517
Loans to banks - amortised cost (3)					11,517			11,517
Loans to customers - amortised cost					310,116			310,116
Other financial assets	—	190		43,968	3,643	4,128		51,929
Intangible assets	—	—		—	—	—	6,543	6,543
Other assets	—	—		—	—	—	10,263	10,263
31 December 2017	243,867	190	2,967	43,968	426,130	4,128	16,806	738,056

Notes:

(1)     Mandatory fair value through profit or loss.

(2)     Designated as at fair value through profit or loss.

(3)     Includes items in the course of collection from other banks of £484 million (2017 - £1,017 million).

Notes on the consolidated accounts

11 Financial instruments - classification continued

	Held-for-		Hedging		Other
Liabilities	trading	DFV (1)	derivatives	Amortised cost	liabilities
	£m	£m	£m	£m	£m	£m
Bank deposits (2)	—	—		23,297		23,297
Customer deposits (3)	—	—		360,914		360,914
Settlement balances	—	—		3,066		3,066
Trading liabilities	72,350	—				72,350
Derivatives	125,954	—	2,943			128,897
Other financial liabilities	—	2,840		36,892		39,732
Subordinated liabilities	—	867		9,668		10,535
Other liabilities	—	—		2,218	6,736	8,954
31 December 2018	198,304	3,707	2,943	436,055	6,736	647,745
Bank deposits (2)	—	—		30,396		30,396
Customer deposits (3)	—	—		361,316		361,316
Settlement balances	—	—		2,844		2,844
Trading liabilities	81,982	—				81,982
Derivatives	150,935	—	3,571			154,506
Other financial liabilities	—	4,277		26,049		30,326
Subordinated liabilities	—	939		11,783		12,722
Other liabilities	—	—		2,181	12,690	14,871
31 December 2017	232,917	5,216	3,571	434,569	12,690	688,963

Notes:

(1)     Designated as at fair value through profit or loss.

(2)     Includes items in the course of transmission to other banks of £125 million (2017 - £214 million).

(3)     The carrying amount of other customer accounts designated as at fair value through profit or loss is £26 million (2017 - £114 million) higher than the principal amount.

The Group’s financial assets and liabilities include:		2018	2017
		£m	£m
Reverse repos
Loans to banks - amortised cost		3,539	2,152
Loans to customers - amortised cost		9	2,308
Trading assets		24,759	36,272

Repos
Bank deposits		941	3,839
Customer deposits		3,774	6,669
Trading liabilities		25,645	28,363

	2018	2017	2016
Amounts included in operating profit/(loss) before tax:	£m	£m	£m
(Losses)/Gains on financial assets/liabilities designated as at fair value through profit or loss	(26)	60	(13)

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

	Instruments which can be offset			Potential for offset not recognised by IFRS
				Effect of			Net amount after	Instruments
2018				master netting		Other	the effect of netting	outside
		IFRS	Balance	and similar	Cash	financial	arrangements and	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	arrangements	sheet total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	136,329	(5,041)	131,288	(106,762)	(17,937)	(4,469)	2,120	2,061	133,349
Derivative liabilities	133,965	(6,776)	127,189	(106,762)	(15,227)	(3,466)	1,734	1,708	128,897
Net position (1)	2,364	1,735	4,099	—	(2,710)	(1,003)	386	353	4,452

Trading reverse repos	53,148	(31,376)	21,772	(762)	—	(21,000)	10	2,987	24,759
Trading repos	55,864	(31,376)	24,488	(762)	—	(23,726)	—	1,157	25,645
Net position	(2,716)	—	(2,716)	—	—	2,726	10	1,830	(886)

2017
Derivative assets	175,670	(17,088)	158,582	(128,287)	(20,311)	(5,850)	4,134	2,261	160,843
Derivative liabilities	170,405	(17,557)	152,848	(128,287)	(18,035)	(3,952)	2,574	1,658	154,506
Net position (1)	5,265	469	5,734	—	(2,276)	(1,898)	1,560	603	6,337

Trading reverse repos	65,508	(32,639)	32,869	(329)	—	(32,498)	42	3,403	36,272
Trading repos	58,695	(32,639)	26,056	(329)	—	(25,727)	—	2,307	28,363
Net position	6,813	—	6,813	—	—	(6,771)	42	1,096	7,909

Note:

(1)             The net IFRS offset balance of £1,735 million (2017 - £469 million) relates to variation margin netting reflected on other balance sheet lines.

Notes on the consolidated accounts

12 Financial instruments - valuation

Critical accounting policy: Fair value - financial instruments

In accordance with Accounting policies 13 and 21, financial instruments classified as mandatory fair value through profit or loss, held-for-trading or designated as at fair value through profit or loss and financial assets classified as fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value.

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

Modelled approaches may be used to measure instruments classed as Level 2 or 3. Estimation expertise is required in the selection, implementation and calibration of appropriate models. The resulting modelled valuations are considered for accuracy and reliability. Portfolio level adjustments consistent with IFRS 13 are raised to incorporate counterparty credit risk, funding and margining risks. Expert judgement is used in the initial measurement of modelled products by control teams.

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

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given below.

	2018			2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	44,983	120	—	58,331	150
Securities	22,003	7,312	701	19,648	7,009	853
Derivatives	—	131,513	1,836	10	159,109	1,724
Other financial assets
Loans	—	768	136	—	—	56
Securities	40,132	6,172	507	37,147	6,450	505
Total financial assets held at fair value	62,135	190,748	3,300	56,805	230,899	3,288

Liabilities
Trading liabilities
Deposits	—	47,243	377	—	52,109	239
Debt securities in issue	—	791	112	—	1,057	50
Short positions	18,941	4,886	—	23,715	4,796	16
Derivatives	—	127,709	1,188	2	152,886	1,618
Other financial liabilities
Debt securities in issue	—	2,348	280	—	3,141	262
Other deposits	—	212	—	—	874	—
Subordinated liabilities	—	867	—	—	939	—
Total financial liabilities held at fair value	18,941	184,056	1,957	23,717	215,802	2,185

Notes:

(1)        Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

(2)        For an analysis of debt securities, by issuer, measurement classification and analysis of asset backed securities, and derivatives, by type and contract, refer to Capital and Risk management – Credit risk.

(3)        The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

Notes on the consolidated accounts

12 Financial instruments - valuation continued

Fair value hierarchy

Financial Instruments carried at fair value have been classified under the IFRS fair value hierarchy as follows.

Level 1 – Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - instruments valued using valuation techniques that have observable inputs., Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3 - instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

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

Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from third-party benchmarking services. For counterparty credit spreads, adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

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

Valuation control

RBS’s control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent of the businesses entering into the transactions.

Independent price verification (IPV) is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in the light of available pricing evidence.

Where measurement differences are identified through the IPV process these are grouped by fair value level and quality of data. If the size of the difference exceeds defined thresholds adjustment to independent levels are made.

IPV takes place at least each monthly, for all fair value positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure being reviewed by the RBS Model Risk team. Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversees pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by Valuation Committees and to discuss other relevant matters of including prudential valuation.

Initial classification of a financial instrument is carried out by the Product Control team following the principles in IFRS 13. They base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument. These initial classifications are subject to senior management review. Particular attention is paid to instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

RBS uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products.

Notes on the consolidated accounts

12 Financial instruments - valuation continued

RBS contributes to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that RBS submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

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

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

Adjustment	2018 £m	2017 £m
Funding – FVA	250	440
Credit – CVA	419	346
Bid – Offer	238	285
Product and deal specific	327	1,033
	1,234	2,104

The reduction in valuation reserves was primarily driven by a combination of trade close-out activity and a reallocation of product and deal specific reserves that are now included within the discount rate applied to the derivative cash flows. There was a net increase in CVA due to the extension of the CVA reserve to include margin period of risk on collateralised counterparties and a reclassification of product and deal specific reserves to CVA.

Funding valuation adjustment (FVA)

FVA represents an estimate of the adjustment that a market participant would make to incorporate funding costs and benefits that arise in relation to derivative exposures. FVA is calculated as a portfolio level adjustment.

Funding levels are applied to estimated potential future exposures. For uncollateralised derivatives, the modelling of the exposure is consistent with the approach used in the calculation of CVA, and the counterparty contingent nature of the exposure is reflected in the calculation. For collateralised derivatives, the exposure reflects initial margin posting requirements.

Credit valuation adjustments (CVA)

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

Bid-offer

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

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2018, net gains of £59 million (2017 - £56 million) were carried forward. During the year, net gains of £151 million (2017 - £64 million) were deferred and £148 million (2017 - £80 million) were recognised in the income statement.

Where system generated valuations do not accurately recover market prices, manuals valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

Notes on the consolidated accounts

12 Financial instruments – valuation: Level 3 ranges of unobservable inputs

				2018		2017
Financial instrument	Valuation Technique	Unobservable inputs	Units	Low	High	Low	High
Trading assets and Other financial assets
Loans	Price-based	Price	%	0	132	0	101
Debt securities	Price-based	Price	GBP	0	154	0	370
Equity Shares	Price-based	Price	GBP	0	24,181	0	585,066
	Valuation	Discount factor	%	8	11	9	13
	Valuation	Fund NAV	%	80	120	80	120
Trading liabilities and Other financial liabilities
Customer accounts	DCF based on recoveries	Correlation	%	(45)	99	(29)	86
		Interest rate	%	(0.36)	1.74	(0.38)	2.61
Debt securities in issue	Price-based	Price	CCY	21 JPY	136 EUR	56 JPY	149 EUR
	Valuation	Fund NAV	GBP	0	622	0	977
Derivative assets and liabilities
Credit derivatives	DCF based on recoveries	Credit spreads	bps	18	500	0	500
	Option pricing	Correlation	%	(50)	80	(50)	80
		Volatility	%	47	80	38	80
		Upfront points	%	0	100	0	99
		Recovery rate	%	10	40	10	40
	Price-based	Price	%	90	110
Interest rate & FX derivatives	Option pricing	Correlation	%	(45)	99	(75)	100
		Volatility	%	1	76	0	292
Equity derivatives	Option pricing	Correlation	%	(57)	92	(57)	95
		Forward	Points	864	7,106	146	189
		Volatility	%	1	49	7	11

Notes:

(1)          The table above presents the range of values for significant inputs used in the valuation of level 3 assets and liabilities. The range represents the highest and lowest values of the input parameters and therefore is not a measure of parameter uncertainty. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer but unfavourable for the note holder. Whilst RBS indicates where it considers that there are significant relationships between the inputs, their inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

(2)          Credit spreads and discount margins: credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk.

(3)          Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued.

(4)          Recovery rate: reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)          Valuation: for private equity investments, values may be estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value (NAV). Similarly for equity or bond fund investments, prices may be estimated from valuation or credit statements using NAV or similar measures.

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

Notes on the consolidated accounts

12 Financial instruments – valuation: areas of judgment

Whilst the business has simplified, the diverse range of products historically traded by RBS results in a wide range of instruments that are classified into Level 3 of the hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of RBS financial instruments carried at fair value are classified as Level 2. IFRS requires extra disclosures in respect of level 3 instruments.

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

	2018			2017
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	120	10	(10)	150	—	—
Securities	701	20	(10)	853	30	(10)
Derivatives
Interest rate	1,487	120	(120)	1,340	140	(140)
Foreign exchange	130	10	(10)	148	10	(10)
Other	219	10	(20)	236	10	(20)
Other financial assets
Loans	136	10	(20)	56	—	—
Securities	507	50	(30)	505	20	(30)
	3,300	230	(220)	3,288	210	(210)

Liabilities
Trading liabilities
Deposits	377	40	(40)	239	20	(20)
Debt securities in issue	112	10	(10)	50	—	—
Short positions	—	—	—	16	—	—
Derivatives
Interest rate	808	70	(70)	1,104	120	(120)
Foreign exchange	279	10	(10)	358	10	(10)
Other	101	—	(10)	156	10	(10)
Other financial liabilities
Debt securities in issue	280	10	(10)	262	10	(10)
	1,957	140	(150)	2,185	170	(170)

Notes on the consolidated accounts

12 Financial instruments – valuation: level 3 sensitivities

The Level 3 sensitivities presented above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely potential uncertainty on the portfolio as a whole. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be displayed. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

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

Level 3

The following table shows the movement in level 3 assets and liabilities in the year.

	2018				2017
	Trading	Other financial	Total	Total	Trading	Other financial	Total	Total
	assets (3)	assets (4)	assets	liabilities	assets (3)	assets (4)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January (1)	2,692	530	3,222	2,187	3,933	604	4,537	2,997
Amounts recorded in the income statement (2)	(147)	178	31	(344)	(593)	21	(572)	(341)
Amounts recorded in the statement of comprehensive income	—	23	23	—	—	2	2	—
Level 3 transfers in	1,307	19	1,326	419	679	315	994	530
Level 3 transfers out	(624)	(1)	(625)	(231)	(1,015)	(3)	(1,018)	(672)
Issuances	—	—	—	47	371	—	371	—
Purchases	871	16	887	401	1,788	20	1,808	412
Settlements	(512)	(3)	(515)	(204)	(161)	—	(161)	(423)
Sales	(930)	(125)	(1,055)	(316)	(2,286)	(369)	(2,655)	(323)
Foreign exchange and other adjustments	—	6	6	(2)	11	(29)	(18)	5
At 31 December	2,657	643	3,300	1,957	2,727	561	3,288	2,185
Amounts recorded in the income statement in respect of balances held at year end
- unrealised	(134)	158	24	(330)	(59)	(21)	(80)	595
- realised	(2)	6	4	—	271	5	276	(100)

Notes:

(1)       Refer to Note 33 for further information on the impact of IFRS9 on classification and basis of preparation, year ended 31 December 2018 prepared under IFRS9 and prior years under IAS39.

(2)       There were £185 million net losses on trading assets and liabilities (2017 - £240 million HFT) recorded in income from trading activities. Net losses on other instruments of £190 million (2017 - £9 million gains) were recorded in other operating income and interest income as appropriate.

(3)       Trading assets comprise assets held at fair value in trading portfolios.

(4)       Other financial assets comprise fair value through other comprehensive income (2017 - available-for-sale), designated at fair value through profit or loss and other fair value through profit or loss.

Notes on the consolidated accounts

12 Financial instruments: fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
2018	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	88.9
Settlement balances	2.9
Loans to banks	0.5	12.4	12.4	—	9.2	3.2
Loans to customers		305.1	301.7	—	0.5	301.2
Other financial assets
Securities		11.8	11.8	7.3	3.0	1.5

Financial liabilities
Bank deposits	4.2	19.1	18.5	—	13.9	4.6
Customer deposits	307.1	53.8	54.6	—	10.4	44.2
Settlement balances	3.1
Other financial liabilities
Debt securities in issue		36.9	38.6	—	36.9	1.7
Subordinated liabilities		9.7	10.0	—	9.9	0.1
Other liabilities - notes in circulation	2.2

2017
Financial assets
Cash and balances at central banks	98.3
Settlement balances	2.5
Loans to banks	1.0	10.5	10.5	—	9.1	1.4
Loans to customers		310.1	306.8	—	1.3	305.5
Other financial assets
Securities		7.8	7.9	4.3	1.5	2.1

Financial liabilities
Bank deposits	4.5	25.9	26.0	—	22.4	3.6
Customer deposits	321.5	39.8	39.9	—	12.9	27.0
Settlement balances	2.8
Other financial liabilities
Debt securities in issue		26.0	27.3	—	22.2	5.1
Subordinated liabilities		11.8	12.6	—	12.5	0.1
Other liabilities - notes in circulation	2.2

Notes on the consolidated accounts

12 Financial instruments: fair value of financial instruments not carried at fair value continued

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

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, RBS’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

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

For certain portfolios where there are very few or no recent transactions, a bespoke approach is used.

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

13 Financial instruments - maturity analysis

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2018			2017
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	88,897	—	88,897	98,337	—	98,337
Trading assets	49,094	26,025	75,119	66,315	19,676	85,991
Derivatives	28,503	104,846	133,349	32,372	128,471	160,843
Settlement balances	2,928	—	2,928	2,517	—	2,517
Loans to banks - amortised cost	12,833	114	12,947	11,424	93	11,517
Loans to customers - amortised cost	67,354	237,735	305,089	69,832	240,284	310,116
Other financial assets	11,681	47,804	59,485	8,776	43,153	51,929

Liabilities
Bank deposits	7,438	15,859	23,297	10,813	19,583	30,396
Customer deposits	359,148	1,766	360,914	358,857	2,459	361,316
Settlement balances	3,066	—	3,066	2,844	—	2,844
Trading liabilities	50,668	21,682	72,350	53,787	28,195	81,982
Derivatives	29,028	99,869	128,897	32,212	122,294	154,506
Other financial liabilities	8,240	31,492	39,732	8,467	21,859	30,326
Subordinated liabilities	299	10,236	10,535	2,383	10,339	12,722

Notes on the consolidated accounts

13 Financial instruments – maturity analysis continued

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

MFVTPL assets of £207.9 billion (2017 - £243.9 billion) and HFT liabilities of £198.3 billion (2017 - £232.9 billion) have been excluded from the following tables.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2018	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	88,897	—	—	—	—	—
Settlement balances	2,928	—	—	—	—	—
Loans to banks - amortised cost	11,920	925	106	—	—	—
Other financial assets (1)	4,451	7,397	14,138	11,279	11,826	2,744
Total maturing assets	108,196	8,322	14,244	11,279	11,826	2,744
Loans to customers - amortised cost	43,096	32,087	66,441	51,839	66,978	79,543
Derivatives held for hedging	224	529	995	345	152	130
	151,516	40,938	81,680	63,463	78,956	82,417

Liabilities by contractual maturity
Bank deposits	7,417	21	13,785	2,003	—	59
Settlement balance	3,066	—	—	—	—	—
Other financial liabilities	1,736	7,226	10,724	11,658	9,316	2,029
Subordinated liabilities	131	637	1,476	7,532	1,737	1,422
Other liabilities (2)	2,152	—	—	—	—	—
Total maturing liabilities	14,502	7,884	25,985	21,193	11,053	3,510
Customer deposits	351,054	8,114	1,727	14	6	26
Derivatives held for hedging	181	306	1,062	416	637	531
	365,737	16,304	28,774	21,623	11,696	4,067

Guarantees and commitments notional amount
Guarantees (3)	3,952	—	—	—	—	—
Commitments (4)	116,843	—	—	—	—	—
	120,795	—	—	—	—	—

For notes to the above table refer to the following page.

Notes on the consolidated accounts

13 Financial instruments – maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2017	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	98,337	—	—	—	—	—
Settlement balances	2,517	—	—	—	—	—
Loans to banks - amortised cost	10,792	633	94	—	—	—
Other financial assets (1)	3,675	5,889	11,960	11,312	12,813	3,638
Total maturing assets	115,321	6,522	12,054	11,312	12,813	3,638
Loans to customers - amortised cost	45,898	32,031	65,077	52,016	68,500	81,995
Derivatives held for hedging	281	832	1,336	334	166	111
	161,500	39,385	78,467	63,662	81,479	85,744

Liabilities by contractual maturity
Bank deposits	9,180	1,740	3,614	16,023	61	71
Settlement balances	2,844	—	—	—	—	—
Other financial liabilities	4,360	4,777	10,640	3,731	9,762	49
Subordinated liabilities	87	2,645	1,515	1,620	7,746	2,582
Other liabilities (2)	2,186	—	—	—	—	—
Total maturing liabilities	18,657	9,162	15,769	21,374	17,569	2,702
Customer deposits	356,340	3,843	1,052	77	20	28
Derivatives held for hedging	212	289	1,188	526	813	738
	375,209	13,294	18,009	21,977	18,402	3,468

Guarantees and commitments notional amount
Guarantees (3)	7,718	—	—	—	—	—
Commitments (4)	121,229	—	—	—	—	—
	128,947	—	—	—	—	—

Notes:
(1)	Other financial assets excludes equity shares.
(2)	Other liabilities include notes in circulation.
(3)	RBS is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. RBS expects most guarantees it provides to expire unused.
(4)

RBS has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. RBS does not expect all facilities to be drawn, and some may lapse before drawdown.

Notes on the consolidated accounts

14 Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis at 31 December 2018 and 1 January 2018 and on an IAS 39 basis at 31 December 2017.

	31 December	1 January	31 December
	2018 (1)	2018 (1)	2017
	£m	£m	£m
Loans - amortised cost
Stage 1	285,985	333,929
Stage 2	26,097	26,972
Stage 3	7,718	11,283
	319,800	372,184	321,633
ECL provisions (2)
- Stage 1	285	261
- Stage 2	763	621
- Stage 3	2,320	3,565
	3,368	4,447	3,814
ECL provision coverage (3)
- Stage 1%	0.10	0.1
- Stage 2%	2.92	2.3
- Stage 3%	30.06	31.6
	1.05	1.2	1.20
Impairment losses
ECL charge (4)	398		530
ECL loss rate - annualised (basis points)	12.45		16.48
Amounts written off	1,494		1,210

Notes:
(1)

The analysis tables as at 31 December 2018 include all loans within IFRS 9 ECL scope and exclude debt securities. The comparative table at 1 January 2018 includes loans and debt securities of £50.4 billion, of which £42.7 billion related to debt securities classified as FVOCI. ECL on these debt securities at 1 January 2018 was £28 million, of which £4 million related to those classified as FVOCI.

(2)

ECL provisions in the above table are provisions on loan assets only. Other ECL provisions not included, relate to cash, debt securities and contingent liabilities and amount to £28 million, of which £5 million was FVOCI.

(3)	ECL provisions coverage is ECL provisions divided by loans - amortised cost.
(4)

ECL charge balances in the above table included a £3 million charge relating to other financial assets, of which a £1 million charge related to assets at FVOCI; and a £31 million release related to contingent liabilities.

Notes on the consolidated accounts

14 Loan impairment provisions continued

Critical accounting policy: Loan impairment provisions

The Group’s 2017 loan impairment provisions were established in accordance with IAS 39 in respect of incurred losses. They comprised individual and collective components as more fully explained in the 2017 Annual Report on Form 20-F.  In 2018 the loan impairment provisions have been established in accordance with IFRS 9.  Accounting policy 14 sets out how the expected loss approach is applied. At 31 December 2018, customer loan impairment provisions amounted to £3,368 million (2017 - £3,814 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement; significant reduction in the value of any security; breach of limits or covenants; and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan’s original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management’s assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgments that are potentially significant to the estimate of impairment losses. Further information and sensitivity analyses are on Page 119.

IFRS 9 ECL model design principles

To meet IFRS 9 requirements for ECL estimation, PD, LGD and EAD used in the calculations must be:

•                   Unbiased - material regulatory conservatism has been removed to produce unbiased model estimates;

•                   Point-in-time - recognise current economic conditions;

•                   Forward-looking - incorporated into PD estimates and, where appropriate, EAD and LGD estimates; and

•                   For the life of the loan - all models produce a term structure to allow a lifetime calculation for assets in Stage 2 and Stage 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

The general approach for the IFRS 9 LGD models has been to leverage the Basel LGD models with bespoke IFRS 9 adjustments to ensure unbiased estimates, i.e. use of effective interest rate as the discount rate and the removal of: downturn calibration, indirect costs, other conservatism and regulatory floors.

For Wholesale, while conversion ratios in the historical data show temporal variations, these cannot (unlike in the case of PD and some LGD models) be sufficiently explained by the CCI measure and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

Approach for multiple economic scenarios (MES)

The base scenario plays a greater part in the calculation of ECL than the approach to MES.

15 Other financial assets

	Debt securities
	Central and local government			Other		Equity	Other
	UK	US	Other	debt	Total	shares	loans	Total
2018	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	—	—	—	669	669	65	904	1,638
Fair value through other comprehensive income	17,192	11,767	11,329	5,306	45,594	483	—	46,077
Amortised cost	6,928	264	120	4,458	11,770	—	—	11,770
Total	24,120	12,031	11,449	10,433	58,033	548	904	59,485

2017
Designated as at fair value through profit or loss	—	—	—	—	—	134	56	190
Available-for-sale	17,656	8,461	11,454	6,110	43,681	287	—	43,968
Loans and receivables	—	—	—	3,643	3,643	—	—	3,643
Held-to-maturity	4,128	—	—	—	4,128	—	—	4,128
Total	21,784	8,461	11,454	9,753	51,452	421	56	51,929

Equity shares classified as fair value through other comprehensive income include the following entities and 2018 dividend income received; VISA Inc. £98 million (dividend of £1 million) and Tradeweb Markets LLC £89 million (dividend of £4 million).

Notes on the consolidated accounts

16 Intangible assets

	2018			2017
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	18,039	2,259	20,298	17,756	2,095	19,851
Currency translation and other adjustments	77	9	86	283	(3)	280
Acquisition of subsidiaries	48	2	50	—	—	—
Additions	—	364	364	—	384	384
Disposals and write-off of fully amortised assets	—	(610)	(610)	—	(217)	(217)
At 31 December	18,164	2,024	20,188	18,039	2,259	20,298
Accumulated amortisation and impairment
At 1 January	12,481	1,274	13,755	12,198	1,173	13,371
Currency translation and other adjustments	77	5	82	283	(5)	278
Disposals and write-off of fully amortised assets	—	(573)	(573)	—	(145)	(145)
Charge for the year	—	271	271	—	222	222
Write down of goodwill and other intangible assets	—	37	37	—	29	29
At 31 December	12,558	1,014	13,572	12,481	1,274	13,755
Net book value at 31 December	5,606	1,010	6,616	5,558	985	6,543

Note:
(1)	Principally internally generated software.

Intangible assets other than goodwill are reviewed for indicators of impairment. In 2018 £37 million (2017 - £29 million) of previously capitalised software was impaired primarily as a result of software which is no longer expected to yield future economic benefit.

The Group’s goodwill acquired in business combinations analysed by reportable segment in Note 4, Segmental analysis. It is reviewed annually at 31 December for impairment. No impairment was indicated at 31 December 2018 or 2017.

Impairment testing involves the comparison of the carrying value of each cash-generating unit (CGU) with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management which are consistent with the Group’s capital targets. In 2018, the methodology was enhanced to reflect legal entity changes in the group. Consequently certain corporate assets, represented primarily by bonds and liquidity assets in Treasury are no longer considered to be directly attributable or directly available to the CGUs. These assets are, therefore, not included in the carrying value of the CGUs, resulting in an increase in the available headroom for some CGUs. Recoverable amount is the higher of fair value and value in use. Value in use is the present value of expected future cash flows from the CGU. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. The recoverable amounts for all CGUs at 31 December 2018 were based on value in use, using management’s latest five-year revenue and cost forecasts. The long-term growth rates have been based on expected nominal growth of the CGUs. The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs.

Critical accounting policy: Goodwill

Critical estimates

Impairment testing involves a number of judgemental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of discount rates appropriate to each business; estimation of the fair value of the CGUs; and the valuation of separable assets of each business whose goodwill is reviewed.

The sensitivity to the more significant variables in each assessment is presented below.

					Consequential impact of 1%		Consequential impact of 5%		Break
		Assumptions		Recoverable	adverse movement in		adverse movement		even
		Terminal	Pre-tax	amount exceeded	Discount	Terminal	Forecast	Forecast	discount
	Goodwill	growth rate	discount rate	carrying value	rate	growth rate	Income	cost	rate
31 December 2018	£bn	%	%	£bn	£bn	£bn	£bn	£bn	%
UK Personal & Business Banking	3.4	1.8	13.1	14.4	(2.2)	(1.4)	(4.0)	(1.7)	27.7
Commercial & Private Banking	1.9	1.8	13.0	4.5	(1.2)	(0.8)	(2.3)	(1.0)	17.6
RBS International	0.3	1.8	12.9	0.7	(0.2)	(0.2)	(0.4)	(0.1)	18.5

31 December 2017
UK Personal & Business Banking	3.4	2.0	13.1	9.7	(1.8)	(1.2)	(4.0)	(1.7)	21.6
Commercial & Private Banking	1.9	2.0	12.9	1.3	(1.2)	(0.8)	(2.4)	(1.0)	13.9
RBS International	0.3	2.0	11.0	0.6	(0.4)	(0.3)	(0.4)	(0.1)	12.8

Notes on the consolidated accounts

17 Other assets

	2018	2017
	£m	£m
Property, plant and equipment	4,351	4,602
Deferred tax (Note 7)	1,412	1,740
Assets of disposal groups (1)	1,404	195
Prepayments	435	392
Accrued income	317	378
Interests in associates (2)	404	1,410
Pension schemes in net surplus (Note 5)	520	392
Tax recoverable	37	27
Other assets	925	1,127
	9,805	10,263

Notes:
(1)	Includes interest in Alawwal Bank £1,179 million (2017 - nil).
(2)	Includes interest in Business Growth Fund £387 million (2017 - £316 million).

18 Other financial liabilities

	2018	2017
	£m	£m
Customer deposits
- designated as at fair value through profit or loss	212	874
Debt securities in issue
- designated as at fair value through profit or loss	2,628	3,403
- amortised cost	36,892	26,049
Total	39,732	30,326

19 Subordinated liabilities

	2018	2017
	£m	£m
Dated loan capital	8,262	10,394
Undated loan capital	2,127	2,169
Preference shares	146	159
	10,535	12,722

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Notes on the consolidated accounts

19 Subordinated liabilities continued

	Capital
	treatment	2018	2017
Redemptions	£m	£m	£m
The Royal Bank of Scotland Group plc
US$350 million 4.70% dated notes 2018	Ineligible	267	—
£200 million 7.387% Series 1 non-cumulative convertible £0.01 preference shares
(partial redemption)	Ineligible	—	15
US$1,000 million 9.118% Series 1 non-cumulative convertible preference shares of US$0.01
(partial redemption)	Ineligible	—	48
$156 million 7.65% Series F non-cumulative preference shares (callable)	Ineligible	—	120
$242 million 7.25% Series H non-cumulative preference shares (callable)	Ineligible	—	186
$751 million 5.75% Series L non cumulative preference shares (callable)	Ineligible	—	577
US$750 million 6.8% dated notes 2042 (partial redemption)	Ineligible	—	360
		267	1,306

NatWest Markets Plc
€2,000 million 6.934% dated notes 2018	Tier 2	1,743	—
£103 million 9.5% undated subordinated bonds 2018 (callable August 2018)	Ineligible	103	—
€750 million 4.35% subordinated notes 2017	Tier 2	—	645
CHF124 million 9.375% subordinated notes 2022	Tier 2	—	101
CAD420 million 10.50% subordinated notes 2022	Tier 2	—	255
£564 million 10.50% subordinated notes 2022	Tier 2	—	489
AU$880 million 13.125% subordinated notes 2022	Tier 2	—	548
US$2,132 million 9.50% subordinated notes 2022	Tier 2	—	1,724
€100 million floating rate subordinated notes 2017	Tier 2	—	90
£51 million 2.35% + 5 year UK Gilts yield undated subordinated notes (callable December 2012)	Ineligible	—	51
		1,846	3,903

NatWest Plc
US$300 million 8.6250% non-cumulative preference shares (callable)	Tier 1	—	178
		—	178

NWM N.V. and subsidiaries
US$500 million 4.65% dated notes 2018	Tier 2	141	—
US$16 million floating rate notes 2019 (partial redemption)	Tier 2	2	—
€15 million floating rate notes 2022 (partial redemption)	Tier 2	—	2
€250 million 4.70% notes 2019 (partial redemption)	Tier 2	—	80
US$500 million 4.65% notes 2018 (partial redemption)	Tier 2	—	244
		143	326

NatWest Holdings Limited
£20 million 11.75% perpetual Tier 2 capital (partial redemption)	Tier 2	—	9
€38 million 11.375% perpetual Tier 2 capital (partial redemption)	Tier 2	—	6
		—	15

There were no issuances in 2018 or 2017.

Notes on the consolidated accounts

20 Other liabilities

	2018	2017
	£m	£m
Retirement benefit liabilities (Note 5)	165	129
Deferred tax (Note 7)	454	583
Liabilities of disposal groups	1	10
Notes in circulation	2,152	2,186
Current tax	100	227
Accruals	1,047	1,074
Deferred income	451	469
Other liabilities	1,580	2,436
Provisions for liabilities and charges	3,004	7,757
	8,954	14,871

	Payment	Other		Litigation
	protection	customer		and other
Provisions for liabilities and charges	insurance	redress	DoJ (2)	regulatory	Other (3)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2018	1,053	870	3,243	641	1,950	7,757
Implementation of IFRS 9 on 1 January 2018	—	—	—	—	85	85
ECL impairment charge	—	—	—	—	(18)	(18)
RMBS transfer	—	—	(683)	683	—	—
Transfer from accruals and other liabilities	—	(4)	—	(4)	15	7
Currency translation and other movements	—	8	161	21	(1)	189
Charge to income statement	200	245	1,040	181	429	2,095
Releases to income statement	—	(134)	—	(325)	(304)	(763)
Provisions utilised	(558)	(449)	(3,761)	(414)	(1,166)	(6,348)
At 31 December 2018	695	536	—	783	990	3,004

Notes:

(1)             Refer to Note 33 for further details on the impact of IFRS 9 on classification and basis of preparation.

(2)             The RMBS provision has been redesignated DoJ and the remaining RMBS litigation matters transferred to Litigation and other regulatory as of 1 January 2018 to reflect progress on resolution.

(3)             Materially comprises provisions relating to property closures and restructuring costs. At 1 January 2018 Other provisions for liabilities and charges included £800 million in respect of a package of remedies that would conclude its State Aid commitments which were paid during 2018.

Payment protection insurance

To reflect the increased volume of complaints following the FCA’s introduction of an August 2019 PPI timebar as outlined in FCA announcement CP17/3 and the introduction of new Plevin (unfair commission) complaint handling rules, RBS increased its provision for PPI by £200 million in 2018 (2017 - £175 million, 2016 - £601 million, 2015 - £600 million) bringing the cumulative charge to £5.3 billion, of which £4.2 billion (79%) in redress and £0.4 billion in administrative expenses had been paid by 31 December 2018. Of the £5.3 billion cumulative charge, £4.8 billion relates to redress and £0.5 billion to administrative expenses.

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

			Sensitivity
Assumptions	Actual to date	Future expected	Change in assumption %	Consequential change in provision £m
Customer initiated complaints (1)	2,779k	260k	+/- 5	+/- 18
Uphold rate (2)	89%	90%	+/- 1	+/- 4
Average redress (3)	£1,664	£1,512	+/- 5	+/- 18
Processing costs per claim (4)	£152	£151	+/- 20k claims	+/- 3

Notes:

(1)             Claims received directly by RBS to date, including those received via CMCs and Plevin (commission) only. Excluding those for proactive mailings and where no PPI policy exists.

(2)             Average uphold rate per customer initiated claims received directly by RBS including those received via CMCs, to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.

(3)             Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.

(4)             Processing costs per claim on a valid complaints basis, includes direct staff costs and associated overhead - excluding FOS fees.

Background information for all material provisions is given in Note 27

Critical accounting policy:  Provisions for liabilities

Judgment is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Estimates - Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

Notes on the consolidated accounts

21 Non-controlling interests

		Other
	NWM N.V.	interests	Total
	£m	£m	£m
At 1 January 2017	733	62	795
Currency translation and other adjustments	22	(5)	17
Profit attributable to non-controlling interests	30	5	35
Dividends paid	(20)	(5)	(25)
Equity withdrawn and disposals	(59)	—	(59)
At 1 January 2018	706	57	763
Currency translation and other adjustments	24	1	25
Profit/(loss) attributable to non-controlling interests	13	(21)	(8)
Dividends paid	—	(5)	(5)
Equity withdrawn and disposals	—	(21)	(21)
At 31 December 2018	743	11	754

22 Share capital and other equity

			Number of shares
Allotted, called up and fully paid	2018	2017	2018	2017
	£m	£m	000s	000s
Ordinary shares of £1	12,049	11,965	12,048,605	11,964,565
Non-cumulative preference shares of US$0.01 (1)	—	—	10	26,459
Non-cumulative preference shares of €0.01 (2)	—	—	—	2,044
Non-cumulative preference shares of £1 (3)	—	—	—	54
Cumulative preference shares of £1	1	1	900	900

Notes:

(1)        26 million shares with a total nominal value of £0.2 million were redeemed in December 2018. (2017 – 46 million shares with a total nominal value of £0.3 million were redeemed).

(2)        2 million shares, with a nominal value of €20 thousand, were redeemed in December 2018.

(3)        54,442 shares, with a nominal value of £54 thousand, were redeemed in December 2018.

Movement in allotted, called up and fully paid ordinary shares		Number of
	£m	shares - 000s
At 1 January 2017	11,823	11,823,163
Shares issued	142	141,402
At 1 January 2018	11,965	11,964,565
Shares issued	84	84,040
At 31 December 2018	12,049	12,048,605

Ordinary shares

There is no authorised share capital under the company’s constitution. At 31 December 2018, the directors had authority granted at the 2018 Annual General Meeting to issue up to £600 million nominal of ordinary shares other than by pre-emption to existing shareholders.

On 6 February 2019 RBS held a General Meeting and shareholders approved a special resolution to give authority for the Company to make off-market purchases of ordinary shares from HM Treasury (or its nominee) at such times as the Directors may determine is appropriate.  Full details of the proposal are set out in the Circular and Notice of General Meeting.

During 2018, the company allotted and issued the following new ordinary shares of £1 each. The shares were allotted to UBS AG at the subscription prices determined by reference to the average market prices during the sale periods set out below:

Month	Number of shares	Subscription price per share	Sale period 2018	Gross Proceeds	Share price on allotment
April	32 million	261.7265p	23 Feb–17 Apr	£85.0m	268.4p
July	20 million	253.5641p	27 Apr–16 Jul	£50.7m	243.7p

In the three years to 31 December 2018, the percentage increase in issued share capital due to non pre-emptive issuance (excluding employee share schemes) for cash was 2.6%. In addition, the company issued 32 million ordinary shares of £1 each in connection with employee share plans.

In 2018 RBS paid an interim dividend of £241 million, or 2.0p per ordinary share. In addition, the company announced that the directors have recommended a final dividend of 3.5p per ordinary share, and a further special dividend of 7.5p per ordinary share, which are both subject to shareholders’ approval at the Annual General Meeting on 25 April 2019.

If approved, payment will be made on 30 April 2019 to shareholders on the register at the close of business on 22 March 2019. The ex-dividend date will be 21 March 2019. No dividend was paid in 2017.

Other securities

Additional Tier 1 Notes issued by RBS having the legal form of debt are classified as equity under IFRS. Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and additional Tier 1 Notes.

These securities entitle the holders to interest which may be deferred at the sole discretion of the company. Repayment of the securities is at the sole discretion of the company on giving between 30 and 60 days notice.

Non-cumulative preference shares

Non-cumulative preference shares entitle their holders to periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The company may redeem some or all of the non-cumulative preference shares from time to time at the rates detailed in the table below plus dividends otherwise payable for the then current dividend period to the date of redemption.

In December 2018, the company redeemed in whole the Series S non-cumulative preference shares of US$0.01, Series 1,2 and 3 non-cumulative preference shares of €0.01 and Series 1 non-cumulative preference shares of £1. In December 2017, the company redeemed in whole the Series F, H, L and 1 non-cumulative preference shares of US$0.01 and Series 1 non-cumulative convertible preference shares of £0.01.

Notes on the consolidated accounts

22 Share capital and other equity continued

Non-cumulative preference shares classified as equity	Number of shares		Redemption	Redemption
	in issue	Interest rate	date on or after	price per share
Shares of US$0.01 - Series U	10,130	floating	29 September 2017	US$100,000

Note:

(1)        Those preference shares where distributions are discretionary are classified as equity.

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

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the most recent dividend payment due on the Series U non-cumulative dollar preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares. In these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

	2018	2017	2016
	£m	£m	£m
Additional Tier 1 notes (1)
US$2.0 billion 7.5% notes callable August 2020 (2)	1,278	1,278	1,278
US$1.15 billion 8% notes callable August 2025 (2)	734	734	734
US$2.65 billion 8.625% notes callable August 2021 (3)	2,046	2,046	2,046
EMTN notes
US$564 million 6.99% capital securities (redeemed October 2017)	-	-	275
CAD321 million 6.666% notes (redeemed October 2017)	-	-	156
Trust preferred issues: subordinated notes (4)
£93 million 5.6457% 2047 (redeemed June 2017) (5)	-	-	93
	4,058	4,058	4,582

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

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest, less goodwill amortisation charged under previous GAAP.

Notes on the consolidated accounts

22 Share capital and other equity continued

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

Own shares held - at 31 December 2018, 8 million ordinary shares of £1 each of the company (2017 - 16 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts purchased 25 million ordinary shares and delivered 33 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans.

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

23 Leases

						Operating lease
	Finance lease contracts and hire purchase agreements					assets:
	Gross	Present value	Other	Future	Present	future minimum
Year in which receipt will occur	amounts	adjustments	movements	drawdowns	value	lease rentals
	£m	£m	£m	£m	£m	£m
2018
Within 1 year	3,237	(208)	(123)	(70)	2,836	139
After 1 year but within 5 years	4,566	(370)	(100)	—	4,096	325
After 5 years	1,935	(710)	(38)	—	1,187	49
Total	9,738	(1,288)	(261)	(70)	8,119	513

2017
Within 1 year	3,164	(212)	(125)	(70)	2,757	129
After 1 year but within 5 years	4,686	(444)	(94)	—	4,148	257
After 5 years	2,062	(742)	(27)	—	1,293	21
Total	9,912	(1,398)	(246)	(70)	8,198	407

Nature of operating lease assets on the balance sheet	2018	2017
	£m	£m
Transportation	313	283
Cars and light commercial vehicles	11	45
Other	285	271
	609	599

	2018	2017	2016
	£m	£m	£m
Amounts recognised as income and expense
Finance leases - contingent rental rebate	(44)	(34)	(76)
Operating leases - minimum rentals payable	233	221	239

Finance lease contracts and hire purchase agreements
Accumulated allowance for uncollectable minimum receivables	62	63	54

Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables and operating lease assets.

	2018					2017
	Year in which residual value will be recovered					Year in which residual value will be recovered
		After 1 year	After 2 years				After 1 year	After 2 years
	Within 1	but within	but within	After 5		Within 1	but within	but within	After 5
	year	2 years	5 years	years	Total	year	2 years	5 years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating leases
- transportation	25	15	94	14	148	29	22	69	17	137
- cars and light commercial vehicles	1	1	2	—	4	5	7	7	—	19
- other	26	19	37	10	92	21	24	30	9	84
Finance lease contracts	68	32	67	38	205	88	20	72	27	207
Hire purchase agreements	55	2	—	—	57	38	2	1	—	41
	175	69	200	62	506	181	75	179	53	488

Acting as a lessor, RBS provides asset finance to its customers. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the consolidated accounts

24 Structured entities

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

	2018				2017
		Debt securities in issue				Debt securities in issue
		Held by third	Held by			Held by third	Held by
	Assets	parties	RBS (1)	Total	Assets	parties	RBS (1)	Total
Asset type	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages - RoI	2,817	778	2,239	3,017	4,073	—	4,688	4,688
Cash deposits	221				518
	3,038				4,591

Note:

(1)      Debt securities retained by RBS may be pledged with central banks.

Other credit risk transfer securitisations

RBS also transfers credit risk on originated loans and mortgages without the transfer of assets to an SE. As part of this, RBS enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2018, debt securities in issue by such SEs (and held by third parties) were £596 million (2017 - £398 million). The associated loans and mortgages at 31 December 2018 were £8,402 million (2017 - £6,092 million).

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. RBS retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by RBS and the related covered bonds included within other financial liabilities. At 31 December 2018, £9,446 million (2017 - £8,915) of loans to customers and £478 million (2017 - £76 million) of debt investments provided security for debt securities in issue and other borrowing of £6,627 million (2017 - £6,307 million).

Notes on the consolidated accounts

24 Structured entities continued

Unconsolidated structured entities

RBS’s interests in unconsolidated structured entities are analysed below

	2018			2017
	Asset backed	Investment		Asset backed	Investment
	securitisation	funds		securitisation	funds
	vehicles	and other	Total	vehicles	and other	Total
	£m	£m	£m	£m	£m	£m
Trading assets and derivatives
Trading assets	590	164	754	884	131	1,015
Derivative assets	495	325	820	660	117	777
Derivative liabilities	(223)	(332)	(555)	(561)	(131)	(692)
Total	862	157	1,019	983	117	1,100

Non trading assets
Loans to customers	1,636	544	2,180	1,243	120	1,363
Other financial assets	4,461	—	4,461	3,888	141	4,029
Total	6,097	544	6,641	5,131	261	5,392

Liquidity facilities/loan commitments	2,138	213	2,351	2,117	455	2,572
Guarantees	3	10	13	229	5	234

Maximum exposure	9,100	924	10,024	8,460	838	9,298

25 Asset transfers

Transfers that do not qualify for derecognition

RBS enters into securities repurchase, lending and total return transactions in accordance with normal market practice which includes the provision of additional collateral if necessary. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions and transactions with the substance of securities repurchase agreements are not derecognised if RBS retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such transactions included on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

The following assets have failed derecognition (1)	2018	2017
	£m	£m
Trading assets	14,020	10,463
Other financial assets	9,890	13,717
	23,910	24,180

Note:

(1)     Associated liabilities were £23,222 million (2017 - £23,692 million).

Assets pledged as collateral

The Group pledges collateral with its counterparties in respect of derivative liabilities and bank and other borrowings.

Assets pledged against liabilities	2018	2017
	£m	£m
Trading assets	35,571	36,631
Loans to banks - amortised cost	1,050	738
Loans to customers - amortised cost	25,930	31,312
Other financial assets	713	3,397
	63,264	72,078

Liabilities secured by assets
Bank deposits	16,326	20,226
Derivatives	21,884	22,956
	38,210	43,182

Notes on the consolidated accounts

26 Capital resources

Under Capital Requirements Regulation (CRR), regulators within the European Union monitor capital on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR.

The capital resources based on the PRA transitional basis for Bank are set out below.

	PRA transitional basis
	2018	2017
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	45,736	48,330
Preference shares - equity	(496)	(2,565)
Other equity instruments	(4,058)	(4,058)
	41,182	41,707

Regulatory adjustments and deductions
Own credit	(405)	(90)
Defined benefit pension fund adjustment	(394)	(287)
Cash flow hedging reserve	191	(227)
Deferred tax assets	(740)	(849)
Prudential valuation adjustments	(494)	(496)
Goodwill and other intangible assets	(6,616)	(6,543)
Expected losses less impairments	(654)	(1,286)
Foreseeable ordinary and special dividends	(1,326)	—
Other regulatory adjustments	(105)	28
	(10,543)	(9,750)

CET1 capital	30,639	31,957

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	4,051	4,041
Qualifying instruments and related share premium subject to phase out	1,393	3,416
Qualifying instruments issued by subsidiaries and held by third parties subject to phase out	140	140
AT1 capital	5,584	7,597

Tier 1 capital	36,223	39,554

Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,386	6,501
Qualifying instruments issued by subsidiaries and held by third parties	1,565	1,876
Tier 2 capital	7,951	8,377

Total regulatory capital	44,174	47,931

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

Notes on the consolidated accounts

27 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2018. Although RBS is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of RBS’s expectation of future losses.

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years	2018	2017
	£m	£m	£m	£m	£m	£m

Guarantees and assets pledged as collateral security	1,296	414	250	1,992	3,952	7,718
Other contingent liabilities	1,111	582	211	1,148	3,052	3,391
Standby facilities, credit lines and other commitments	61,105	20,934	32,535	5,305	119,879	124,941
Contingent liabilities and commitments	63,512	21,930	32,996	8,445	126,883	136,050

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

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2018	2017
	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	232	220
- after 1 year but within 5 years	736	696
- after 5 years	1,721	1,676
	2,689	2,592
Capital expenditure on property, plant and equipment	17	18
Contracts to purchase goods or services (2)	541	682
	3,247	3,292

Notes:

(1)      Predominantly property leases.

(2)      Of which due within 1 year: £253 million (2017 - £276 million).

Notes on the consolidated accounts

27 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £257 million (2017 - £244 million; 2016 - £251 million) from these activities.

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

The FSC had borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The industry has now repaid all outstanding loans with the final £4.7 billion being repaid in June 2018. The loan was interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT.

RBS Group has accrued £1.8 million for its share of estimated FSCS levies.

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

There are situations where RBS may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. RBS expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 274.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

RBS companies continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against RBS companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007. In addition, NatWest Markets Securities Inc. previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Markets Plc and certain other members of the Group, including RBSG, are defendants in a number of class actions and individual claims pending in the US (primarily in the United States District Court for the Southern District of New York (SDNY)) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of the Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a coordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over NatWest Markets Plc with respect to certain claims. As a result of that decision, all Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchanged-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but six non-class cases in the coordinated proceeding remain pending against Group defendants. The dismissal of Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. On 10 July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against RBS companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached

Notes on the consolidated accounts

27 Memorandum items continued

Litigation, investigations and reviews

English and European competition law as well as asserting common law claims of fraud under US law.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, and the case is proceeding in the discovery phase. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case on 10 March 2017 on the ground that the plaintiffs lack standing. The plaintiffs have commenced an appeal of that decision.

There is also a class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate pending in the SDNY. In that case, the court denied defendants’ motion to dismiss on 5 October 2018. The court’s ruling would permit certain antitrust claims to proceed against NatWest Markets Plc and other non-RBS defendants, however, in November 2018, the defendants filed another motion to dismiss plaintiffs’ claims.

Four other class action complaints were filed against RBS companies in the SDNY, each relating to a different reference rate. In the case relating to Pound Sterling LIBOR, the court dismissed all claims against RBS companies, for various reasons, on 21 December 2018, and plaintiffs are seeking reconsideration of that decision. In the case relating to the Australian Bank Bill Swap Reference Rate, the court dismissed all claims against RBS companies for lack of personal jurisdiction on 26 November 2018, but plaintiffs have filed an amended complaint, which will be the subject of a further motion to dismiss. In the case relating to Euribor, the court dismissed all claims against RBS companies for lack of personal jurisdiction on 21 February 2017. In the case relating to Swiss Franc LIBOR, the court dismissed all claims against all defendants on various grounds on 25 September 2017, but held that it has personal jurisdiction over NatWest Markets Plc and allowed the plaintiffs to replead their complaint. Defendants’ renewed motion to dismiss the amended complaint relating to Swiss Franc LIBOR remains pending.

NatWest Markets Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel.

NatWest Markets Plc is defending a claim in the High Court in London brought by London Bridge Holdings Ltd and others, in which the claimants allege LIBOR manipulation in connection with the sale of interest rate hedging products. The sum claimed in that case is £446.7 million.

On 4 February 2019, a claim was issued against NatWest Markets Plc by London Borough of Newham, in respect of certain lender option borrower option (LOBO) loans.

Details of UK litigation claims in relation to the alleged mis-sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under ‘Interest rate hedging products litigation’ on page 236.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The RBS defendants are RBSG, NatWest Markets Plc, NatWest Markets Securities Inc., and NatWest Plc.

FX antitrust litigation

NatWest Markets Plc and certain other members of the Group, including RBSG, are defendants in several cases relating to NatWest Markets Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY.

In 2015, RBS companies paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On 7 November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against RBS companies and others. On 31 December 2018, some of the same claimants, as well as others, filed proceedings in the High Court in London, asserting competition claims against NatWest Markets Plc and several other banks.

Two other FX-related class actions remain pending. First, there is a class action on behalf of ‘consumers and end-user businesses,’ which is proceeding in the discovery phase following the SDNY’s denial of the defendants’ motions to dismiss in March 2018. Second, there is a class action on behalf of ‘indirect purchasers’ of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). That case is also proceeding in discovery following the SDNY’s denial of defendants’ motion to dismiss on 25 October 2018.

RBS companies have also been named as defendants in two motions to certify FX-related class actions in the Tel Aviv District Court in Israel.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS companies. RBS cannot predict whether any of these claims will be pursued, but expects that some may.

US Treasury securities antitrust litigation

NatWest Markets Securities Inc. is a defendant in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Swaps antitrust litigation

NatWest Markets Plc and other members of the Group, including RBSG, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is ongoing.

In addition, on 8 June 2017, TeraExchange filed a complaint against RBS companies, including RBSG, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On 1 October 2018, the court dismissed all claims against RBS companies.

Madoff

NatWest Markets N.V. (NWM N.V.) is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NatWest Markets N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

Notes on the consolidated accounts

27 Memorandum items continued

Litigation, investigations and reviews

In the primary action, filed in December 2010, the trustee originally sought to recover US$75.8 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that NWM N.V. allegedly received from certain swap counterparties. In August 2018, the trustee voluntarily dismissed a portion of this claim (relating to US$74.6 million received from certain swap counterparties) without prejudice to-refiling at a later date. Otherwise this action remains pending before the bankruptcy court, where it will in due course be the subject of a motion to dismiss. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed this case on international comity grounds, and that decision is currently on appeal to the United States Court of Appeals for the Second Circuit.

Thornburg adversary proceeding

Certain RBS companies were defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee sought recovery of transfers made under certain restructuring agreements as avoidable fraudulent and preferential transfers. On 26 October 2018, the bankruptcy court approved a US$23.5 million settlement of this matter. RBS companies have paid this settlement amount, which was covered by a provision existing as of 30 September 2018.

Interest rate hedging products and similar litigation

RBS is dealing with a number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v NatWest Markets Plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the Court dismissed all of PAG’s claims. PAG appealed that decision, and the Court of Appeal’s judgment dismissing the appeal was handed down on 2 March 2018. On 24 July 2018 the Supreme Court declined the request from PAG for permission to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates. The Court of Appeal’s decision may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

Separately, NatWest Markets Plc is defending claims filed in France by five French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. One of the claims is now at an end following the Court of Appeal’s dismissal of the claim, and is not being appealed to the Supreme Court. Three of the claims were also dismissed  but are subject to appeal to the Supreme Court. The fifth claim remains to be heard before the lower courts.

Tax dispute

HMRC issued a tax assessment in 2012 against NatWest Markets Plc for approximately £86 million regarding a value-added-tax (‘VAT’) matter in relation to the trading of European Union Allowances (‘EUAs’) by an RBS joint venture subsidiary in 2009. RBS has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, RBS is a named defendant in civil proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claim approximately £71.4 million plus interest and costs and allege that NatWest Markets Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded on 20 July 2018 and judgment is awaited.

US Anti-Terrorism Act litigation

NatWest Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NatWest Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NatWest Plc with respect to two of the 18 terrorist attacks at issue. On 14 March 2018, the trial court granted a request by NatWest Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, which has now been filed. No trial date has been set.

NatWest Markets N.V. and certain other financial institutions, are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NatWest Markets Plc is also a defendant in some of these cases.

The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. On 27 July 2018, the magistrate judge in that case issued a report to the district court recommending that the district court deny the defendants’ pending motion to dismiss. NatWest Markets N.V. has requested that the district court grant the motion to dismiss notwithstanding the magistrate’s recommendation. The other actions are either subject to a pending motion to dismiss, or will be the subject of such a motion in due course.

Securities underwriting litigation

NatWest Markets Securities Inc. is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NatWest Markets Securities Inc.), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews

RBS’s businesses and financial condition can be affected by the actions

Notes on the consolidated accounts

27 Memorandum items continued

Litigation, investigations and reviews

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

The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

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

RMBS and other securitised products investigations

In the US, RBS companies have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs).

Investigations by the US Department of Justice (DoJ) and certain state attorneys general relating to the issuance and underwriting of RMBS were resolved in 2018. Certain other state attorneys general have sought information regarding similar issues, and RBS is aware that at least one such investigation is ongoing.

In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. As part of the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NatWest Markets Securities Inc. complies with the terms of the NPA. In October 2018, NatWest Markets Securities Inc. agreed to a six-month extension of the NPA while the USAO reviews the circumstances of an unrelated matter reported during the course of the NPA.

US mortgages - loan repurchase matters

RBS’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS, and, in some circumstances, made certain representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on RBS, if any, may be material.

Foreign exchange related investigations

In 2014 and 2015, NatWest Markets Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). As part of its plea agreement with the DoJ, NatWest Markets Plc pled guilty to a one-count information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. NatWest Markets Plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on NatWest Markets Plc consisting of a US$395 million fine and a three-year probation, which among other things, prohibits NatWest Markets Plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires NatWest Markets Plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties.

As part of the settlement with the Federal Reserve, NatWest Markets Plc and NatWest Markets Securities Inc. entered into a cease and desist order (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NatWest Markets Plc and NatWest Markets Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NatWest Markets Plc and NatWest Markets Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

NatWest Markets Plc is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

FCA review of RBS’s treatment of SMEs

In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review RBS’s treatment of SME customers whose relationship was managed by RBS’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013.

The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process closed on 22 October 2018 for new complaints in the UK and, with the exception of a small cohort of potential complainants for whom there is an extended deadline, on 31 December 2018 for new complaints in the Republic of Ireland.

RBS made a provision of £400 million in 2016, in respect of the above redress steps, of which £270 million had been utilised by 31 December 2018. An additional provision of £50 million was taken at 31 December 2018 reflecting the increased costs of the complaints process.

Notes on the consolidated accounts

27 Memorandum items continued

Litigation, investigations and reviews

The FCA published a summary of the Skilled Person’s report in November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report on 20 February 2018. On 31 July 2018, the FCA confirmed that it had concluded its investigation and that it does not intend to take disciplinary or prohibitory action against any person in relation to these matters. It has subsequently indicated that it will shortly publish a final summary of its investigative work.

Investment advice review

As a result of an FSA review in 2013, the FCA required RBS to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March 2012 until December 2012. The review was conducted by an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

RBS later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is materially complete. Phase 2 (covering sales in 2010) started in April 2018 and was targeted for completion by the end of 2018, however the deadline has now been extended to April 2019.

In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product.

RBS provisions in relation to these matters totalled £206 million as at 31 December 2018, of which £144 million had been utilised by that date.

Packaged accounts

RBS has had dedicated resources in place since 2013 to investigate and resolve packaged account complaints on an individual basis. RBS provisions for this matter totalled £444 million as at 31 December 2018. The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS made amendments to its sales process and complaints procedures to address the findings from that review.

FCA investigation into RBS’s compliance with the Money Laundering Regulations 2007

On 21 July 2017, the FCA notified RBS that it was undertaking an investigation into RBS’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. Following amendment to the scope of the investigation, there are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS is cooperating with the investigations, including responding to several information requests from the FCA.

Systematic Anti-Money Laundering Programme assessment

In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS. RBS is responding to requests for information from the FCA.

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

RBS has made provisions totalling £5.3 billion to date for PPI claims, including an additional provision of £200 million taken at Q3 2018, reflecting greater than predicted complaints volumes. Of the £5.3 billion cumulative provision, £4.7 billion had been utilised by 31 December 2018.

FCA mortgages market study

In December 2016, the FCA launched a market study into the provision of mortgages. On 4 May 2018 the interim report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. Following a period of consultation, the final report is due to be published in Q1 2019.

FCA strategic review of retail banking models

On 11 May 2017 the FCA announced a strategic review of retail banking models. The FCA used the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

On 18 December 2018, the FCA published its final report containing a number of findings, including that personal current accounts are an important source of competitive advantage for major banks. Following the review, the FCA is to continue to monitor retail banking models, analyse new payments business models and undertake exploratory work to understand certain aspects of SME banking.

US/Swiss tax programme

In December 2015, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, entered into a non-prosecution agreement (the NPA) with the DoJ. This was entered into as part of the DoJ’s programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with the DoJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DoJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts.

Since the signing of the NPA in 2015, Coutts & Co Ltd has identified and disclosed to the DoJ a number of US related accounts that were not included in its original submission supporting the NPA. Coutts & Co Ltd is in discussions with the DoJ regarding these additional accounts and has agreed with the DoJ to undertake additional review work, which is ongoing.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd

In February 2017, the Swiss Financial Market Supervisory Authority (FINMA) took enforcement action against Coutts & Co Ltd with regard to failures of money laundering checks and controls on certain client accounts that were connected with the Malaysian sovereign wealth fund, 1MDB, and were held with Coutts & Co Ltd. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. There are two administrative criminal proceedings pending before the Swiss Finance Department against two former employees of Coutts & Co Ltd. In addition, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

Notes on the consolidated accounts

27 Memorandum items continued

Litigation, investigations and reviews

In addition, Coutts & Co Ltd continues to assist with investigations and enquiries from authorities where requested to do so.

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

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of the Group incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. UBI DAC submitted its phase 2 report to the CBI in March 2017, identifying impacted customers. The redress and compensation phase (phase 3) commenced in Q4 2017 and is ongoing.

RBS has made provisions totalling €297 million (£266 million) to date for this matter. Of the €297 million (£266 million) cumulative provision, €211million (£189 million) had been utilised by 31 December 2018.

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

As part of an internal review of the wider retail and commercial loan portfolios extending from the tracker mortgage examination programme, UBI DAC identified further legacy business issues. A programme is ongoing to identify and remediate impacted customers. RBS has made provisions totalling €167 million (£150 million) based on expected remediation and project costs of which €41 million (£37 million) had been utilised by 31 December 2018.

28 Analysis of the net investment in business interests and intangible assets

	2018	2017	2016
Acquisitions and disposals	£m	£m	£m
Fair value given for businesses acquired (1)	(113)	(131)	(87)
Additional investment in associates	(9)	—	—
Net outflow of cash in respect of acquisitions	(122)	(131)	(87)
Net assets/(liabilities) sold	—	177	(400)
Non-cash consideration	—	(15)	(5)
Profit on disposal	—	155	22
Net cash and cash equivalents disposed	—	—	55
Net inflow/(outflow) of cash in respect of disposals	—	317	(328)
Dividends received from associates	5	(1)	9
Cash expenditure on intangible assets	(364)	(384)	(480)
Net (outflow)/inflow	(481)	(199)	(886)

Note:

(1)       2018 includes the purchase of Free agent.

29 Analysis of changes in financing during the year
	Share capital, share premium,
	paid-in equity and merger reserve			Subordinated liabilities
	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m
At 1 January	27,791	52,979	50,577	12,722	19,419	19,847
Issue of ordinary shares	144	306	300
Issue of Additional Tier 1 capital notes	—	—	2,046
Redemption of paid-in equity	—	(720)	(110)
Redemption of subordinated liabilities				(2,258)	(5,747)	(3,606)
Net cash (outflow)/inflow from financing	144	(414)	2,236	(2,258)	(5,747)	(3,606)
Transfer to retained earnings	—	(25,789)	—
Ordinary shares issued in respect of employee share schemes	80	71	166
Redemption of debt preference shares	—	748	—
Other adjustments including foreign exchange	—	196	—	71	(950)	3,178
At 31 December	28,015	27,791	52,979	10,535	12,722	19,419

Notes on the consolidated accounts

30 Analysis of cash and cash equivalents
	2018 £m	2017 £m	2016 £m
At 1 January
- cash	98,337	88,414	94,832
- cash equivalents	24,268	10,156	8,760
	122,605	98,570	103,592
Net cash outflow	(13,794)	24,035	(5,022)
At 31 December	108,811	122,605	98,570

Comprising:
Cash and balances at central banks	88,897	98,337	74,250
Treasury bills and debt securities	83	427	387
Net loans to banks	19,831	23,841	23,933
Cash and cash equivalents	108,811	122,605	98,570

Note:

(1)     Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £7,302 million (2017 - £6,883 million; 2016 - £6,661 million).

Certain members of RBS are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. These balances are set out below.

	2018	2017	2016
Bank of England	£0.9bn	£0.6bn	£0.5bn
De Nederlandsche Bank	€0.1bn	€0.1bn	€0.4bn

31 Directors’ and key management remuneration

	2018	2017
Directors’ remuneration	£000	£000
Non Executive Directors	2,001	1,747
Chairman and executive directors
-emoluments	4,657	5,299
	6,658	7,046
Amounts receivable under long-term incentive plans and share option plans	—	1,225
Total	6,658	8,271

No directors accrued benefits under defined benefit schemes or money purchase schemes during 2018 and 2017.

The executive directors may participate in the company’s long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company’s shares arising from their participation are given in the Directors’ remuneration report. Details of the remuneration received by each director are also given in the Directors’ remuneration report.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2018	2017
	£000	£000
Short-term benefits	20,316	19,019
Post-employment benefits	82	434
Share-based payments	—	3,558
	20,398	23,011

A new board and committee operating model was introduced in 2018 in order to align with UK ring-fencing requirements. The definition of key management has been revised and now comprises members of the RBSG and NWH Ltd Boards, members of the RBSG and NWH Ltd Executive Committees, and the Chief Executives of NatWest Markets Plc and RBS International. This is on the basis that these individuals have been identified as Persons Discharging Managerial Responsibilities (PDMRs) of RBSG under the new governance structure.

32 Transactions with directors and key management

At 31 December 2018, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £9,660 in respect of loans to five persons who were directors of the company at any time during the financial period.

For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of RBSG under the new governance structure. The captions in the Group’s primary financial statements include the following amounts attributable, in aggregate, to key management:

	2018 £000	2017 £000
Loans to customers	1,544	3,942
Customer deposits	31,361	23,619

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

Notes on the consolidated accounts

33 Adoption of IFRS 9

The Group’s accounting policies have significantly changed on the adoption of IFRS 9 ‘Financial Instruments’ with effect from 1 January 2018. Prior years are re-presented but there has been no restatement of prior year data.

IFRS 9 changed the classification categories of financial assets from IAS 39. Held-for-trading assets were classified to mandatory fair value through profit or loss; loans and receivables were classified to amortised cost; and available-for-sale assets were classified as fair value through other comprehensive income unless they were deemed to be in a fair value business model or failed the contractual cash flow requirements under IFRS 9. There were no changes in the classification and measurement of financial liabilities.

Loans to customers of £2.1 billion were reclassified from loans and receivables under IAS 39 to fair value through profit or loss under IFRS 9. As a result, their carrying value increased by £583 million.

The net increase to loan impairments under IAS 39 was £616 million under the expected credit loss requirements of IFRS 9, including £85 million under provisions for contingent liabilities and commitments. This includes discontinued activities which is shown below on other assets and other liabilities

The impact on the Group’s balance sheet at 1 January 2018 and the key movements in relation to the impact on classification and measurement, expected credit losses and tax are as follow:

		Changes to presentation			IFRS 9 impact

		Held-for-trading
	31 December	exported to		30 December	Classification	Expected		1 January
	2017	trading	New	2017	&	credit		2018
	(IAS 39)	assets/liabilities	presentation	re-presented	measurement	losses	Tax	(IFRS 9)
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	98,337	—	—	98,337	—	(1)	—	98,336
Trading assets		85,991	—	85,991	—	—	—	85,991
Derivatives		—	160,843	160,843	—	—	—	160,843
Settlement balances		—	2,517	2,517	—	—	—	2,517
Loans and advances to banks	30,251	(18,734)	(11,517)	—
Loans to banks - amortised cost		—	11,517	11,517	—	(3)	—	11,514
Loans and advances to customers	349,919	(39,747)	(310,172)	—
Loans to customers - amortised cost		—	310,116	310,116	(2,191)	(524)	—	307,401
Debt securities	78,933	(27,481)	(51,452)	—
Equity shares	450	(29)	(421)	—
Other financial assets		—	51,929	51,929	2,752	(3)	—	54,678
Settlement balances	2,517	—	(2,517)	—
Derivatives	160,843	—	(160,843)	—
Intangible assets	6,543	—	—	6,543	—	—	—	6,543
Property, plant and equipment	4,602	—	(4,602)	—
Deferred tax	1,740	—	(1,740)	—
Assets of disposal groups	195	—	(195)	—
Other assets	3,726	—	6,537	10,263	—	—	25	10,288
Total assets	738,056	—	—	738,056	561	(531)	25	738,111

Liabilities
Deposits by banks	46,898	(16,502)	(30,396)	—
Bank deposits		—	30,396	30,396	—	—	—	30,396
Customer accounts	398,036	(36,720)	(361,316)	—
Customer deposits		—	361,316	361,316	—	—	—	361,316
Debt securities in issue	30,559	(233)	(30,326)	—
Settlement balances	2,844	—	—	2,844	—	—	—	2,844
Trading liabilities		81,982	—	81,982	—	—	—	81,982
Short positions	28,527	(28,527)	—	—
Derivatives	154,506	—	—	154,506	—	—	—	154,506
Other financial liabilities		—	30,326	30,326	—	—	—	30,326
Subordinated liabilities	12,722	—	—	12,722	—	—	—	12,722
Other liabilities	14,871	—	—	14,871	—	85	41	14,997
Total liabilities	688,963	—	—	688,963	—	85	41	689,089

Total equity	49,093	—	—	49,093	561	(616)	(16)	49,022

Total liabilities and equity	738,056	—	—	738,056	561	(531)	25	738,111

Notes on the consolidated accounts

33 Adoption of IFRS 9 continued

The table below reflects the impact of IFRS 9 on total equity:

Total £m
At 31 December 2017 - under IAS 39	49,093
Classification & measurement	561
- Mandatory fair value through profit or loss assets - adjustments following business model reviews (SPPI) (1)	579
- Equity shares held at cost under IAS 39 - fair value adjustments through FVOCI reserve	48
- Additional write-down of amortised cost assets	(66)
Expected credit losses	(616)
- Amortised cost assets	(531)
- Contingent liabilities and commitments	(85)
Tax	(16)
At 1 January 2018 - under IFRS on transition to IFRS 9	49,022

Note:

(1)        Includes £583 million credit in relation to loans to customers and £4 million debit in relation to debt securities.

34 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government’s shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm’s length basis. Transactions include the payment of: taxes principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (Note 3) and FSCS levies (Note 27) together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.296% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

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

35 Post balance sheet events

On 6 February 2019, a General Meeting of shareholders authorised the directors to agree buy-backs by the company of ordinary shares from HM Treasury. The authority is subject to renewal at the company’s forthcoming Annual General Meeting.

Other than this there have been no other significant events between 31 December 2018 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Notes on the consolidated accounts

36 Consolidating financial information

NatWest Markets Plc (‘NWM Plc’) (formerly RBS plc, renamed in 2018) is a wholly owned subsidiary of The Royal Bank of Scotland Group plc (‘RBSG plc’) and was able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc.

NWM Plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•                  RBSG plc on a stand-alone basis as guarantor;

•                  NWM Plc on a stand-alone basis as issuer;

•                  Non-guarantor Subsidiaries of RBSG plc and NWM Plc on a combined basis (‘Subsidiaries’);

•                  Consolidation adjustments; and

•                  RBSG plc consolidated amounts (‘RBS Group’).

Under IAS 27, RBSG plc and NWM Plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would decrease the results for the period of RBSG plc and increase the results for the period of NWM Plc in the information below by £811 million and £1,546 million respectively for the year ended 31 December 2018 (increase by £92 million and £934 million respectively for the year ended 31 December 2017; increase by £142 million and decrease by £1,316 million respectively for the year ended 31 December 2016).

The net assets of RBSG plc would be decreased and NWM Plc increased in the information below by £8,651 million and £165 million respectively at 31 December 2018 (decreased £6,631 million and £9,319 million respectively at 31 December 2017).

NWM Plc Disposal groups and discontinued operations

NatWest Holdings Limited (NatWest Holdings)

The transfer of the NWM Plc Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and certain parts of Central items and NatWest Markets, included in the ring-fenced bank, to subsidiaries of NatWest Holdings, was completed in 2018. It was followed by the transfer of NatWest Holdings to RBSG plc. Accordingly, all of the NWM Plc activities now undertaken by NatWest Holdings and its subsidiaries were classified as disposal groups in the NWM Plc accounts at 31 December 2017 and presented as discontinued operations until business transferred in 2018, with comparatives re-presented.

Notes on the consolidated accounts

36 Consolidating financial information continued

Income statement

				Consolidation
For the year ended 31 December 2018	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Net interest income	(368)	(239)	8,028	1,235	8,656
Non-interest income	2,794	1,002	3,740	(2,790)	4,746
Total income	2,426	763	11,768	(1,555)	13,402
Operating expenses	(85)	(1,262)	(6,855)	(1,443)	(9,645)
Impairment releases/(losses)	1	89	(429)	(59)	(398)
Operating profit/(loss) before tax	2,342	(410)	4,484	(3,057)	3,359
Tax	82	51	(1,322)	(86)	(1,275)
Profit/(loss) from continuing operations	2,424	(359)	3,162	(3,143)	2,084
Profit/(loss) from discontinued operations, net of tax	—	54	—	(54)	—
Profit/(loss) for the year	2,424	(305)	3,162	(3,197)	2,084

Attributable to:
Non-controlling interests	—	—	(38)	30	(8)
Preference shareholders	182	—	—	—	182
Paid-in equity holders	288	—	—	—	288
Ordinary shareholders	1,954	(305)	3,200	(3,227)	1,622
	2,424	(305)	3,162	(3,197)	2,084

Statement of comprehensive income

				Consolidation
For the year ended 31 December 2018	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Profit/(loss) for the year	2,424	(305)	3,162	(3,197)	2,084
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	—	(53)	(2,000)	—	(2,053)
- other movements	—	(9)	95	—	86
Profit on fair value of credit in financial liabilities designated at
fair value through profit or loss due to own credit risk	—	121	79	—	200
Fair value through other comprehensive income (FVOCI)
financial assets	—	22	28	(2)	48
Tax	—	(24)	526	—	502
	—	57	(1,272)	(2)	(1,217)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI)
financial assets	—	(339)	808	(462)	7
Cash flow hedges	78	223	(550)	(332)	(581)
Currency translation	—	168	(2,488)	2,630	310
Tax	(15)	36	40	128	189
	63	88	(2,190)	1,964	(75)
Other comprehensive income/(loss) after tax	63	145	(3,462)	1,962	(1,292)
Total comprehensive income/(loss) for the year	2,487	(160)	(300)	(1,235)	792

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	—	—	(103)	120	17
Preference shareholders	182	—	—	—	182
Paid-in equity holders	288	—	—	—	288
Ordinary shareholders	2,017	(160)	(197)	(1,355)	305
	2,487	(160)	(300)	(1,235)	792

Note:

(1)     On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU NatWest Bank made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in convenant. Also under the MoU, NatWest Markets Plc is required to make a £53 million contribution to the NWM section in Q1 2019.

Notes on the consolidated accounts

36 Consolidating financial information continued

Income statement

				Consolidation
For the year ended 31 December 2017	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Net interest income	203	(26)	6,157	2,653	8,987
Non-interest income	1,390	909	(674)	2,521	4,146
Total income	1,593	883	5,483	5,174	13,133
Operating expenses	(122)	(1,601)	(3,946)	(4,732)	(10,401)
Impairment releases/(losses)	—	77	(370)	(200)	(493)
Operating profit/(loss) before tax	1,471	(641)	1,167	242	2,239
Tax	(187)	168	(853)	48	(824)
Profit/(loss) from continuing operations	1,284	(473)	314	290	1,415
(Loss)/profit from discontinued operations, net of tax	—	(510)	—	510	—
Profit/(loss) for the year	1,284	(983)	314	800	1,415

Attributable to:
Non-controlling interests	—	—	5	30	35
Preference shareholders	234	—	—	—	234
Paid-in equity holders	390	—	—	4	394
Ordinary shareholders	660	(983)	309	766	752
	1,284	(983)	314	800	1,415

Statement of comprehensive income

				Consolidation
For the year ended 31 December 2017	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Profit/(loss)for the year	1,284	(983)	314	800	1,415
Items that do not qualify for reclassification
Profit on remeasurement of retirement benefit schemes	—	4	86	—	90
Loss on fair value of credit in financial liabilities designated at
fair value through profit or loss due to own credit risk	—	(68)	(58)	—	(126)
Tax	—	(18)	8	—	(10)
	—	(82)	36	—	(46)
Items that do qualify for reclassification
Available-for-sale financial assets	—	52	(341)	315	26
Cash flow hedges	(204)	(424)	(24)	(417)	(1,069)
Currency translation	—	(22)	495	(373)	100
Tax	38	93	20	105	256
	(166)	(301)	150	(370)	(687)
Other comprehensive (loss)/income after tax	(166)	(383)	186	(370)	(733)
Total comprehensive income/(loss) for the year	1,118	(1,366)	500	430	682

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	—	—	—	52	52
Preference shareholders	234	—	—	—	234
Paid-in equity holders	390	—	—	4	394
Ordinary shareholders	494	(1,366)	500	374	2
	1,118	(1,366)	500	430	682

Notes on the consolidated accounts

36 Consolidating financial information continued

Income statement

				Consolidation
For the year ended 31 December 2016	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Net interest income	267	4	6,050	2,387	8,708
Non-interest income	(4,945)	1,066	(5,099)	12,860	3,882
Total income	(4,678)	1,070	951	15,247	12,590
Operating expenses	(738)	(3,864)	(5,911)	(5,681)	(16,194)
Impairment releases/(losses)	—	73	(4)	(547)	(478)
Operating (loss)/profit before tax	(5,416)	(2,721)	(4,964)	9,019	(4,082)
Tax	7	(199)	(827)	(147)	(1,166)
(Loss)/profit from continuing operations	(5,409)	(2,920)	(5,791)	8,872	(5,248)
(Loss)/profit from discontinued operations, net of tax	—	(531)	—	531	—
(Loss)/profit for the year	(5,409)	(3,451)	(5,791)	9,403	(5,248)

Attributable to:
Non-controlling interests	—	—	5	5	10
Preference shareholders	260	23	—	(23)	260
Paid-in equity holders	235	—	—	9	244
Dividend access share	1,193	—	—	—	1,193
Ordinary shareholders	(7,097)	(3,474)	(5,796)	9,412	(6,955)
	(5,409)	(3,451)	(5,791)	9,403	(5,248)

Statement of comprehensive income

				Consolidation
For the year ended 31 December 2016	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
(Loss)/profit for the year	(5,409)	(3,451)	(5,791)	9,403	(5,248)
Items that do not qualify for reclassification
Profit/(loss) on remeasurement of retirement benefit schemes	—	63	(1,112)	—	(1,049)
Tax	—	(21)	309	—	288
	—	42	(803)	—	(761)
Items that do qualify for reclassification
Available-for-sale financial assets	—	(61)	293	(326)	(94)
Cash flow hedges	189	(40)	1	615	765
Currency translation	—	(90)	709	644	1,263
Tax	(35)	28	50	(149)	(106)
	154	(163)	1,053	784	1,828
Other comprehensive income/(loss) after tax	154	(121)	250	784	1,067
Total comprehensive (loss)/income for the year	(5,255)	(3,572)	(5,541)	10,187	(4,181)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	—	—	87	34	121
Preference shareholders	260	23	—	(23)	260
Paid-in equity holders	235	—	—	9	244
Dividend access share	1,193	—	—	—	1,193
Ordinary shareholders	(6,943)	(3,595)	(5,628)	10,167	(5,999)

	(5,255)	(3,572)	(5,541)	10,187	(4,181)

Notes on the consolidated accounts

36 Consolidating financial information continued

Balance sheet

				Consolidation
At 31 December 2018	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	11,095	77,802	—	88,897
Trading assets	—	61,990	13,228	(99)	75,119
Derivatives	543	134,291	3,710	(5,195)	133,349
Settlement balances	—	1,421	1,507	—	2,928
Loans to banks - amortised cost	—	454	12,527	(34)	12,947
Loans to customers - amortised cost	—	7,908	297,200	(19)	305,089
Amount due from holding company and fellow subsidiaries	22,791	11,800	70,638	(105,229)	—
Other financial assets	241	10,995	48,481	(232)	59,485
Intangible assets	—	—	6,314	302	6,616
Other assets	56,773	2,087	10,968	(60,023)	9,805
Total assets	80,348	242,041	542,375	(170,529)	694,235

Liabilities
Bank deposits	—	2,777	20,596	(76)	23,297
Customer deposits	—	2,390	358,531	(7)	360,914
Amount due to holding company and fellow subsidiaries	635	23,505	80,933	(105,073)	—
Settlement balances	—	1,977	1,089	—	3,066
Trading liabilities	—	54,540	17,909	(99)	72,350
Derivatives	445	129,974	3,655	(5,177)	128,897
Other financial liabilities	16,821	16,279	6,625	7	39,732
Subordinated liabilities	7,941	659	2,058	(123)	10,535
Other liabilities	119	1,018	8,552	(735)	8,954
Total liabilities	25,961	233,119	499,948	(111,283)	647,745

Owners’ equity	54,387	8,922	42,416	(59,989)	45,736
Non-controlling interests	—	—	11	743	754
Total equity	54,387	8,922	42,427	(59,246)	46,490
Total liabilities and equity	80,348	242,041	542,375	(170,529)	694,235

Notes on the consolidated accounts

36 Consolidating financial information continued

Balance sheet

				Consolidation
At 31 December 2017	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	93	36,707	61,537	98,337
Trading assets	—	73,011	13,051	(71)	85,991
Derivatives	163	162,005	3,101	(4,426)	160,843
Settlement balances	—	1,614	899	4	2,517
Loans to banks - amortised cost	—	195	5,181	6,141	11,517
Loans to customers - amortised cost	—	9,133	223,755	77,228	310,116
Amounts due from holding company and fellow subsidiaries	24,987	6,470	14,352	(45,809)	—
Other financial assets	107	3,079	4,350	44,393	51,929
Intangible assets	—	—	531	6,012	6,543
Other assets	47,605	270,289	(33,032)	(274,599)	10,263
Total assets	72,862	525,889	268,895	(129,590)	738,056

Liabilities
Bank deposits	—	527	22,367	7,502	30,396
Customer deposits	—	3,063	274,847	83,406	361,316
Amounts due to holding company and fellow subsidiaries	163	14,994	30,652	(45,809)	—
Settlement balances	—	1,372	1,472	—	2,844
Trading liabilities	—	64,182	17,913	(113)	81,982
Derivatives	284	155,098	3,289	(4,165)	154,506
Other financial liabilities	9,202	11,255	1,243	8,626	30,326
Subordinated liabilities	7,864	—	2,197	2,661	12,722
Other liabilities	388	230,876	(110,598)	(105,795)	14,871
Total liabilities	17,901	481,367	243,382	(53,687)	688,963

Owners’ equity	54,961	44,522	25,382	(76,535)	48,330
Non-controlling interests	—	—	131	632	763
Total equity	54,961	44,522	25,513	(75,903)	49,093
Total liabilities and equity	72,862	525,889	268,895	(129,590)	738,056

Notes on the consolidated accounts

36 Consolidating financial information continued

Cash flow statement

				Consolidation
For the year ended 31 December 2018	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	13,711	(1,308)	(81,109)	68,478	(228)
Net cash flows from investing activities	(9,481)	18,288	(32,446)	15,684	(7,955)
Net cash flows from financing activities	(4,169)	(5,795)	7,988	(4,311)	(6,287)
Effects of exchange rate changes on cash and cash equivalents	1	332	565	(222)	676
Net increase/(decrease) in cash and cash equivalents	62	11,517	(105,002)	79,629	(13,794)
Cash and cash equivalents at 1 January 2018	245	13,058	196,214	(86,912)	122,605
Cash and cash equivalents at 31 December 2018	307	24,575	91,212	(7,283)	108,811

				Consolidation
For the year ended 31 December 2017	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	4,973	(74,357)	105,401	2,724	38,741
Net cash flows from investing activities	(2,078)	(2,077)	1,911	(4,238)	(6,482)
Net cash flows from financing activities	(3,831)	(9,668)	573	4,718	(8,208)
Effects of exchange rate changes on cash and cash equivalents	(14)	87	(1,102)	1,013	(16)
Net (decrease)/increase in cash and cash equivalents	(950)	(86,015)	106,783	4,217	24,035
Cash and cash equivalents at 1 January 2017	1,195	99,073	89,431	(91,129)	98,570
Cash and cash equivalents at 31 December 2017	245	13,058	196,214	(86,912)	122,605

				Consolidation
For the year ended 31 December 2016	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	(3,026)	3,098	(6,823)	3,101	(3,650)
Net cash flows from investing activities	2,538	(4,495)	(1,919)	(483)	(4,359)
Net cash flows from financing activities	(1,445)	(13,459)	(1,490)	11,287	(5,107)
Effects of exchange rate changes on cash and cash equivalents	122	7,316	4,260	(3,604)	8,094
Net (decrease)/increase in cash and cash equivalents	(1,811)	(7,540)	(5,972)	10,301	(5,022)
Cash and cash equivalents at 1 January 2016	3,006	106,613	95,403	(101,430)	103,592
Cash and cash equivalents at 31 December 2016	1,195	99,073	89,431	(91,129)	98,570

Trust preferred securities

The Group has issued trust preferred securities through trusts 100% owned by the Group (through partnership interests held by RBSG Capital Corporation and RBS) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of, the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by the Group. For those securities that were classified as subordinated liabilities, the Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

Additional information

Additional information

Adoption of IFRS9

Following the adoption of IFRS 9, certain disclosures in this section cover comparative periods only. Comparatives are presented on an IAS 39 basis. For current year disclosures in relation to loans and credit metrics refer to the Capital and risk management – Credit risk section.

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

Analysis of loans and advances to customers

The following table analyses gross loans to customers by remaining maturity, geographical area (location of office) and type of customer.

	2017	2016	2015	2014
	£m	£m	£m	£m
UK
Central and local government	4,609	6,004	6,166	7,665
Finance	30,191	32,026	29,748	31,762
Residential mortgages	147,399	137,427	123,653	113,521
Personal lending	14,145	14,198	14,348	15,923
Property	32,327	33,881	34,100	37,547
Construction	3,658	4,061	3,906	4,098
Manufacturing	8,333	9,101	8,071	9,332
Service industries and business activities	49,132	53,018	51,257	50,621
Agriculture, forestry and fishing	3,428	3,445	3,471	3,211
Finance leases and instalment credit	11,670	11,967	11,134	10,933
Accrued interest	291	272	346	258
Total UK	305,183	305,400	286,200	284,871

Overseas
US	497	1,171	2,331	9,308
Rest of the World	21,318	20,907	24,921	57,532
Total overseas	21,815	22,078	27,252	66,840

Reverse repos
UK	20,906	21,407	18,000	29,228
US	5,797	7,476	9,532	8,216
Rest of the World	32	44	26	6,543
Total reverse repos	26,735	28,927	27,558	43,987

Loans to customers - gross	353,733	356,405	341,010	395,698
Loan impairment provisions	(3,814)	(4,455)	(7,118)	(17,460)
Loans to customers - net	349,919	351,950	333,892	378,238

Fixed rate	132,174	118,316	118,300	114,664
Variable rate	194,824	209,162	195,152	237,047
Reverse repos	26,735	28,927	27,558	43,987
Loans to customers - gross	353,733	356,405	341,010	395,698

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

Additional information

	2018	2017	2016
Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (1)	2.49	2.57	2.80
Cost of interest-bearing liabilities of the banking business	(0.79)	(0.70)	(0.95)
Interest spread of the banking business (2)	1.70	1.87	1.85
Benefit from interest-free funds	0.28	0.26	0.33
Net interest margin of the banking business (3)	1.98	2.13	2.18

Gross yield (1,4)
- Group	2.49	2.57	2.80
- UK	2.71	2.79	3.12
- Overseas	0.88	0.92	1.08
Interest spread (2,4)
- Group	1.70	1.87	1.85
- UK	1.87	2.08	2.17
- Overseas	0.64	0.42	0.03
Net interest margin (3,4)
- Group	1.98	2.13	2.18
- UK	2.14	2.32	2.45
- Overseas	0.78	0.75	0.73

The Royal Bank of Scotland plc base rate (average)	0.60	0.29	0.40
London inter-bank three month offered rates (average)
- Sterling	0.66	0.36	0.50
- Eurodollar	2.19	1.26	0.69
- Euro	(0.33)	(0.33)	(0.26)

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

(4)             The analysis into UK and overseas has been compiled on the basis of location of office.

Additional information

Average balance sheet and related interest

		Statutory 2018			Statutory 2017
		Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets
Loans to banks	- UK	65,638	516	0.79	51,150	257	0.50
	- Overseas	26,707	(88)	(0.33)	24,894	(76)	(0.31)
Loans to customers	- UK	271,773	9,416	3.46	275,895	9,807	3.55
	- Overseas	20,830	513	2.46	21,697	516	2.38
Debt securities	- UK	48,471	509	1.05	44,768	322	0.72
	- Overseas	3,538	25	0.71	3,932	26	0.66
Interest-earning assets	- UK	385,882	10,441	2.71	371,813	10,386	2.79
	- Overseas	51,075	450	0.88	50,523	466	0.92
Total interest-earning assets	- banking business (1,2,4)	436,957	10,891	2.49	422,336	10,852	2.57
	- trading business (3)	101,387			109,094
Interest-earning assets		538,344			531,430
Non-interest-earning assets		139,143			164,935
Total assets		677,487			696,365

Percentage of assets applicable to overseas operations		10.9%			8.2%

Liabilities
Bank deposits	- UK	22,973	159	0.69	16,647	66	0.40
	- Overseas	1,721	(3)	(0.17)	1,737	13	0.75
Customer accounts: demand deposits	- UK	132,244	249	0.19	140,514	96	0.07
	- Overseas	5,575	5	0.09	5,718	3	0.05
Customer accounts: savings deposits	- UK	75,553	415	0.55	65,506	358	0.55
	- Overseas	1,501	-	-	1,429	1	0.07
Customer accounts: other time deposits	- UK	8,579	107	1.25	8,256	159	1.93
	- Overseas	3,331	9	0.27	3,556	20	0.56
Debt securities in issue	- UK	30,088	779	2.59	23,081	545	2.36
	- Overseas	483	12	2.48	433	9	2.08
Subordinated liabilities	- UK	9,635	438	4.55	13,365	543	4.06
	- Overseas	237	23	9.70	432	29	6.72
Internal funding of trading business	- UK	(18,208)	35	(0.19)	(18,739)	8	(0.04)
	- Overseas	9,576	7	0.07	4,324	15	0.35
Interest-bearing liabilities	- UK	260,864	2,182	0.84	248,630	1,775	0.71
	- Overseas	22,424	53	0.24	17,629	90	0.50
Total interest-bearing liabilities	- banking business (1)	283,288	2,235	0.79	266,259	1,865	0.70
	- trading business (3)	116,809			118,618
Interest-bearing liabilities		400,097			384,877
Non-interest-bearing liabilities:
Demand deposits	- UK	105,524			101,527
	- Overseas	6,333			6,490
Other liabilities		117,048			154,378
Total equity		48,485			49,093
Total liabilities and equity		677,487			696,365

Percentage of liabilities applicable to overseas operations		11.9%			11.8%

For the notes to this table refer to the following page.

Additional information

		Statutory 2016
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans to banks	- UK	27,986	159	0.57
	- Overseas	31,555	11	0.03
Loans to customers	- UK	267,142	10,098	3.78
	- Overseas	26,583	608	2.29
Debt securities	- UK	40,933	243	0.59
	- Overseas	5,300	63	1.19
Interest-earning assets	- UK	336,061	10,500	3.12
	- Overseas	63,438	682	1.08
Total interest-earning assets	- banking business (1,2,4)	399,499	11,182	2.80
	- trading business (3)	132,027
Interest-earning assets		531,526
Non-interest-earning assets		338,753
Total assets		870,279

Percentage of assets applicable to overseas operations		12.0%

Liabilities
Bank deposits	- UK	2,772	13	0.47
	- Overseas	1,348	8	0.59
Customer accounts: demand deposits	- UK	146,340	390	0.27
	- Overseas	13,101	43	0.33
Customer accounts: savings deposits	- UK	62,097	425	0.68
	- Overseas	1,477	7	0.47
Customer accounts: other time deposits	- UK	8,302	149	1.79
	- Overseas	3,301	41	1.24
Debt securities in issue	- UK	17,329	551	3.18
	- Overseas	1,560	6	0.38
Subordinated liabilities	- UK	16,908	733	4.34
	- Overseas	1,598	112	7.01
Internal funding of trading business	- UK	(15,302)	(4)	0.03
	- Overseas	(1,706)	-	-
Interest-bearing liabilities	- UK	238,446	2,257	0.95
	- Overseas	20,679	217	1.05
Total interest-bearing liabilities	- banking business (1)	259,125	2,474	0.95
	- trading business (3)	142,796
Interest-bearing liabilities		401,921
Non-interest-bearing liabilities:
Demand deposits	- UK	78,480
	- Overseas	10,278
Other liabilities		325,586
Total equity		54,014
Total liabilities and equity		870,279

Percentage of liabilities applicable to overseas operations		14.4%

Notes:

(1)     Interest receivable and interest payable have both been decreased by £158 million (2017 - £182 million; 2016 - £76 million) in respect of negative interest relating to financial assets that attracted negative interest.

(2)     Interest receivable includes £201 million (2017 - £256 million; 2016 - £290 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(3)     Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(4)     Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans to banks and loans to customers.

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

	2018 over 2017 - statutory			2017 over 2016 - statutory
	(Decrease)/increase due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans to banks
UK	85	174	259	119	(21)	98
Overseas	(6)	(6)	(12)	(2)	(85)	(87)
Loans to customers
UK	(145)	(246)	(391)	328	(619)	(291)
Overseas	(20)	17	(3)	(115)	23	(92)
Debt securities
UK	29	158	187	24	55	79
Overseas	(3)	2	(1)	(14)	(23)	(37)
Total interest receivable of the banking business
UK	(31)	86	55	471	(585)	(114)
Overseas	(29)	13	(16)	(131)	(85)	(216)
	(60)	99	39	340	(670)	(330)

Interest-bearing liabilities
Bank deposits
UK	(32)	(61)	(93)	(55)	2	(53)
Overseas	—	16	16	(3)	(2)	(5)
Customer accounts: demand deposits
UK	6	(159)	(153)	15	279	294
Overseas	—	(2)	(2)	16	24	40
Customer accounts: savings deposits
UK	(57)	—	(57)	(21)	88	67
Overseas	—	1	1	—	6	6
Customer accounts: other time deposits
UK	(1)	53	52	1	(11)	(10)
Overseas	3	8	11	(3)	24	21
Debt securities in issue
UK	(153)	(81)	(234)	(157)	163	6
Overseas	(1)	(2)	(3)	7	(10)	(3)
Subordinated liabilities
UK	164	(59)	105	145	45	190
Overseas	8	(2)	6	79	4	83
Internal funding of trading business
UK	—	(27)	(27)	1	(13)	(12)
Overseas	(10)	18	8	—	(15)	(15)
Total interest payable of the banking business
UK	(73)	(334)	(407)	(71)	553	482
Overseas	—	37	37	96	31	127
	(73)	(297)	(370)	25	584	609

Movement in net interest income
UK	(104)	(248)	(352)	400	(32)	368
Overseas	(29)	50	21	(35)	(54)	(89)
	(133)	(198)	(331)	365	(86)	279

Additional information

Loan impairment provisions

For details of the factors considered in determining the amount of provisions, refer to the accounting policy on page 222 and ‘Critical accounting policies and key sources of estimation uncertainty’ on page 190. The following table shows the movements in loan impairment provisions.

	2017	2016	2015	2014
	£m	£m	£m	£m
Provisions at the beginning of the year
UK	3,150	4,037	8,185	11,005
Overseas	1,305	3,082	9,315	14,211
	4,455	7,119	17,500	25,216
Transfer to disposal groups
Overseas	—	—	(20)	(553)
	—	—	(20)	(553)
Currency translation and other adjustments
UK	(28)	94	(27)	929
Overseas	2	406	(548)	(1,596)
	(26)	500	(575)	(667)
Disposals
Overseas	(5)	(2)	—	(6)

Amounts written-off
UK	(1,070)	(1,670)	(4,142)	(3,570)
Overseas	(140)	(2,025)	(4,822)	(1,708)
	(1,210)	(3,695)	(8,964)	(5,278)
Recoveries of amounts previously written-off
UK	142	80	130	77
Overseas	14	29	45	128
	156	109	175	205
Losses/(releases) to income statement - continuing operations (1)
UK	473	684	(11)	(110)
Overseas	57	(147)	(842)	(1,254)
	530	537	(853)	(1,364)
Losses to income statement - discontinued operations
Overseas	—	—	—	194

Unwind of discount (recognised in interest income)
UK	(61)	(75)	(98)	(146)
Overseas	(25)	(38)	(46)	(101)
	(86)	(113)	(144)	(247)
Provisions at the end of the year
UK	2,606	3,150	4,037	8,185
Overseas	1,208	1,305	3,082	9,315
	3,814	4,455	7,119	17,500
Provisions at the end of the year comprise
Customers	3,814	4,455	7,118	17,460
Banks	—	—	1	40
	3,814	4,455	7,119	17,500
Gross loans to customers (2)
UK	305,183	305,400	286,200	284,871
Overseas	21,815	22,078	27,252	66,840
	326,998	327,478	313,452	351,711
For the notes to this table refer to the following page.

Additional information

	2017	2016	2015	2014
Closing customer provisions as a % of gross loans to customers (2)
UK	0.9%	1.0%	1.4%	2.9%
Overseas	5.5%	5.9%	11.3%	13.9%
Total	1.2%	1.4%	2.3%	5.0%

Customer losses/(releases) to income statement as a % of gross loans to customers (2)
UK	0.2%	0.2%	—	—
Overseas	0.3%	(0.7%)	(3.1%)	(1.9%)
Total	0.2%	0.2%	(0.3%)	(0.4%)

Average loans to customers - gross	366,959	373,644	387,956	472,545

As a % of average loans to customers during the year
Total customer provisions charged/(released) to income statement	0.1%	0.1%	(0.2%)	(0.3%)
Amounts written-off (net of recoveries) - customers	0.3%	1.0%	2.3%	1.1%

Notes:

(1)     Includes nil relating to loans to banks (2016 - nil; 2015 - £4 million release; 2014 - £10 million release).

(2)     Excludes reverse repos.

Analysis of closing customer loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2017		2016		2015		2014
	Closing	Total	Closing	Total	Closing	Total	Closing	Total
	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	—	1.4	1	1.8	1	2.0	1	2.2
Manufacturing	37	2.5	69	2.8	78	2.6	142	2.7
Construction	317	1.1	172	1.2	234	1.2	365	1.2
Finance	8	9.2	12	9.8	17	9.5	65	9.0
Service industries and business activities	769	15.0	1,131	16.2	993	16.4	1,510	14.4
Agriculture, forestry and fishing	15	1.0	17	1.1	24	1.1	33	0.9
Property	211	9.9	365	10.3	1,048	10.9	3,671	10.7
Residential mortgages	137	45.1	143	42.0	158	39.4	191	32.3
Personal lending	721	4.3	853	4.3	1,086	4.6	1,453	4.5
Finance leases and instalment credit	80	3.6	69	3.7	69	3.6	82	3.1
Accrued interest	—	0.1	—	0.1	—	0.1	—	—
Total UK	2,295	93.2	2,832	93.3	3,708	91.4	7,513	81.0
Overseas	1,129	6.8	1,223	6.7	2,826	8.6	8,931	19.0
Impaired book provisions	3,424	100	4,055	100	6,534	100	16,444	100
Latent book provisions	390		400		584		1,016
Total provisions	3,814		4,455		7,118		17,460

Additional information

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of UK customer.

	2017	2016	2015	2014
	£m	£m	£m	£m
UK
Manufacturing	16	26	61	48
Construction	51	279	269	175
Finance	7	5	94	28
Service industries and business activities	460	580	646	719
Agriculture, forestry and fishing	2	6	11	3
Property	93	397	2,504	1,917
Residential mortgages	20	3	36	76
Personal lending	411	362	501	546
Finance leases and instalment credit	10	12	20	58
Total UK	1,070	1,670	4,142	3,570
Overseas	140	2,025	4,822	1,708
Total write-offs (1)	1,210	3,695	8,964	5,278

Note:

(1)      Includes nil written-off in respect of loans to banks (2016 – nil; 2015 - £33 million; 2014 - £8 million).

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of UK customer.

	2017	2016	2015	2014
	£m	£m	£m	£m
UK
Manufacturing	1	1	—	2
Construction	2	4	2	9
Finance	—	1	3	—
Service industries and business activities	16	28	32	11
Property	7	17	40	29
Residential mortgages	43	—	—	—
Personal lending	72	28	42	26
Finance leases and instalment credit	1	1	11	—
Total UK	142	80	130	77
Overseas	14	29	45	128
Total recoveries	156	109	175	205

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

Accruing loans past due 90 days or more comprises loans past due 90 days where no impairment loss is expected.

	2017	2016	2015	2014
	£m	£m	£m	£m
Impaired loans (1)
UK	4,450	5,557	6,095	11,562
Overseas	2,973	3,308	4,755	13,681
Total	7,423	8,865	10,850	25,243
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	1,087	1,122	1,262	1,536
Overseas	394	323	25	105
Total	1,481	1,445	1,287	1,641
Total REIL	8,904	10,310	12,137	26,884

Closing provisions for impairment as a % of total REIL	43%	43%	59%	65%
REIL as a % of gross lending to customers excluding reverse repos	2.7%	3.1%	3.9%	7.6%

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

	2017	2016	2015	2014
	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	227	243	311	404
Overseas	80	122	125	165
	307	365	436	569

Interest on impaired loans included in net interest income
UK	61	75	98	146
Overseas	25	38	46	101
	86	113	144	247

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2017	2016	2015	2014
	£m	£m	£m	£m
Potential problem loans	745	1,196	1,277	1,206

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

	2017	2016	2015	2014
	£m	£m	£m	£m
Loans granted forbearance	1,480	2,257	3,760	6,091

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

Analysis of debt securities - fair value through other comprehensive income (2017 - available-for-sale)

The following table analyses available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2018	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	1,432	3.2	6,449	2.1	5,214	2.4	4,097	2.8	17,192	2.4
- US	2,275	1.8	5,701	2.0	1,989	2.3	1,802	3.0	11,767	2.1
- Other	3,641	0.9	4,835	1.0	1,959	0.7	894	2.4	11,329	1.0
Other debt	1,326	1.1	2,907	1.2	872	0.9	201	1.2	5,306	1.1
	8,674	1.6	19,892	1.7	10,034	1.9	6,994	2.7	45,594	1.9

Of which ABS (1)	175	1.1	596	0.8	290	0.4	202	1.2	1,263	0.8

2017
Central and local governments
- UK	1,152	1.7	7,000	2.5	5,814	2.0	3,690	3.2	17,656	2.4
- US	455	0.8	4,243	1.9	2,221	2.1	1,542	2.8	8,461	2.1
- Other	4,716	0.7	3,405	1.5	2,230	1.1	1,103	2.6	11,454	1.2
Other debt	1,632	1.0	3,333	1.1	822	0.8	323	0.4	6,110	1.0
	7,955	0.9	17,981	1.9	11,087	1.7	6,658	2.9	43,681	1.8

Of which ABS (1)	263	0.4	1,009	0.5	231	—	323	0.1	1,826	0.4

2016
Central and local governments
- UK	1,722	0.9	2,900	5.2	3,318	3.5	2,641	3.0	10,581	3.4
- US	41	1.9	2,797	1.9	2,799	2.1	1,316	3.0	6,953	2.2
- Other	5,104	1.1	5,942	1.0	3,444	1.2	1,188	2.4	15,678	1.2
Other debt	1,276	0.7	3,303	0.9	972	0.9	491	0.3	6,042	0.8
	8,143	1.0	14,942	2.0	10,533	2.1	5,636	2.6	39,254	1.9

Of which ABS (1)	377	0.8	974	0.5	415	—	497	—	2,263	0.3

Note:

(1)    Includes covered bonds.

Additional information

Analysis of deposits - product analysis

The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2018	2017	2016
	£m	£m	£m
UK
Deposits
- interest-free	121,332	118,997	108,433
- interest-bearing	255,277	264,028	255,588
Total UK	376,609	383,025	364,021
Overseas
Deposits
- interest-free	7,958	6,875	6,286
- interest-bearing	17,116	16,613	16,882
Total overseas	25,074	23,488	23,168
Total deposits	401,683	406,513	387,189

Overseas
US	183	165	310
Rest of the World	24,891	23,323	22,858
Total overseas	25,074	23,488	23,168

Repos
UK	12,078	18,235	15,351
US	18,282	20,186	16,984
Total repos	30,360	38,421	32,335

Certificates of deposit and other time deposits

The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

				Over
	0-3 months	3-6 months	6-12 months	12 months	Total
2018	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	415	378	470	—	1,263
Other time deposits	10,093	2,949	1,963	15,250	30,255

Overseas based companies and branches
Other time deposits	1,660	953	392	1,988	4,993
	12,168	4,280	2,825	17,238	36,511

Additional information

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At the year end		During the year
		Weighted			Weighted
		average	Maximum	Average	average
	Balance	interest rate	balance	balance	interest rate
2018	£bn	%	£bn	£bn	%
Repos	30	2.9	61	44	1.8
Financial institutions (1)	66	0.4	86	71	0.3
Commercial paper	2	(0.1)	3	2	(0.2)
Certificates of deposits	1	0.4	3	2	0.2
Total	99	1.1	153	119	0.8

2017
Repos	38	1.5	61	48	0.7
Financial institutions (1)	77	0.2	89	71	0.2
Commercial paper	2	(0.2)	2	1	(0.1)
Certificates of deposits	3	0.2	4	3	0.2
Total	120	0.6	156	123	0.4

2016
Repos	32	0.3	62	46	0.3
Financial institutions (1)	63	0.2	71	55	0.3
Certificates of deposits	3	0.2	3	1	0.8
Total	98	0.2	136	102	0.3

Note:

(1)      Excludes derivative cash collateral of £20 billion at 31 December 2018 (2017 - £23 billion; 2016 - £32 billion); and 2018 average of £21 billion (2017 - £26 billion; 2016 - £34 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations

The table below summarises other contractual cash obligations by payment date.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2018	£m	£m	£m	£m	£m	£m
Operating leases	61	169	415	320	587	1,133
Contractual obligations to purchase goods or services	70	183	217	66	5	—
	131	352	632	386	592	1,133

2017
Operating leases	57	163	389	307	584	948
Contractual obligations to purchase goods or services	74	202	332	67	7	—
	131	365	721	374	591	948

2016
Operating leases	68	192	450	382	726	1,154
Contractual obligations to purchase goods or services	64	168	266	93	7	—
	132	360	716	475	733	1,154

Undrawn formal facilities, credit lines and other commitments to lend were £116,843 million (2017 - £121,229 million; 2016 - £134,324 million). While RBS has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBS does not expect all facilities to be drawn, and some may lapse before drawdown.

Additional information

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	January	December	November	October	September	August
US dollars per £1	2019	2018	2018	2018	2018	2018
Noon Buying Rate
High	1.3176	1.2777	1.3144	1.3210	1.3237	1.3120
Low	1.2598	1.2524	1.2729	1.2731	1.2833	1.2685

		2018	2017	2016	2015	2014
Noon Buying Rate
Period end rate		1.2763	1.3529	1.2337	1.4746	1.5578
Average rate for the year (1)		1.3309	1.3016	1.3444	1.5250	1.6461

Consolidation rate (2)
Period end rate		1.2790	1.3513	1.2323	1.4830	1.5615
Average rate for the year		1.3350	1.2887	1.3552	1.5284	1.6475

Notes:

(1)      The average of the Noon Buying Rates on the last US business day of each month during the year.

(2)      The rates used for translating US dollars into sterling in the preparation of the financial statements.

(3)      On 22 February 2019, the Noon Buying Rate was £1.00 = US$1.3067.

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

Risk factors

Principal Risks and Uncertainties

Set out below are certain risk factors that could adversely affect the Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and either directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with the forward looking statements section, strategic report and the capital and risk management section of this annual report on Form 20-F, and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Operational and IT resilience risk

The Group is subject to increasingly sophisticated and frequent cyberattacks.

The Group is experiencing continued cyberattacks across the entire Group, with an emerging trend of attacks against the Group’s supply chain, re-enforcing the importance of due diligence and close working with the third parties on which the Group relies. The Group is reliant on technology, which is vulnerable to attacks, with cyberattacks increasing in terms of frequency, sophistication, impact and severity.  As cyberattacks evolve and become more sophisticated, the Group will be required to invest additional resources to upgrade the security of its systems. In 2018, the Group was subjected to a small but increasing number of Distributed Denial of Service (‘DDOS’) attacks, which are a pervasive and significant threat to the global financial services industry.  The Group fully mitigated the impact of these attacks whilst sustaining full availability of services for its customers. Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the Group’s IT systems, and to exploit vulnerabilities. The Group has information security controls in place, which are subject to review on a continuing basis, but there can be no assurance that such measures will prevent all DDOS attacks or other cyberattacks in the future.  See also, ‘The Group’s operations are highly dependent on its IT systems’.

Any failure in the Group’s cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage.  Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect the Group’s ability to retain and attract customers.  Regulators in the UK, US and Europe continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the Group’s systems to disclose sensitive information in order to gain access to the Group’s data or that of the Group’s customers or employees. Cybersecurity and information security events can derive from human error, fraud or malice on the part of the Group’s employees or third parties, including third party providers, or may result from accidental technological failure. Any such event could have a material adverse effect on the Group’s business, reputation or financial condition.

In accordance with the EU General Data Protection Regulation (‘GDPR’), the Group is required to ensure it timely implements appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of the Group, its customers and its employees. In order to meet this requirement, the Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the Group interacts and a failure to monitor and manage data in accordance with the GDPR requirements may result in financial losses, regulatory fines and investigations and associated reputational damage. In addition, whilst the Group takes appropriate measures to prevent, detect and minimise attacks, the Group’s systems, and those of third party providers, are subject to frequent cyberattacks.

The Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. However, due to the Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material adverse effect on the Group’s results of operations, financial condition or future prospects.

Operational risks are inherent in the Group’s businesses.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks.  The Group operates in many countries, offering a diverse range of products and services supported by 65,400 employees; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors.  These risks are also present when the Group relies on outside suppliers or vendors to provide services to it or its customers, as is increasingly the case as the Group implements new technologies, innovates and responds to regulatory and market changes.

Operational risks continue to be heightened as a result of the Group’s current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom.  This may place significant pressure on the Group’s ability to maintain effective internal controls and governance frameworks. In particular, new governance frameworks have recently been put into place throughout the Group for certain Group entities, due to the implementation of the UK ring-fencing regime and the resulting legal entity structure.  The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although the Group has implemented risk controls and loss mitigation actions, and significant resources and planning have been devoted to mitigate operational risk, there is uncertainty as to whether such actions will be effective in controlling each of the operational risks faced by the Group. Ineffective management of such risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s operations are highly dependent on its IT systems.

The Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s operations.

Individually or collectively, any critical system failure, prolonged loss of service availability or material breach of data security could cause serious damage to the Group’s ability to provide services to its customers, which could result in significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations.  In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group’s reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers.  This risk is heightened as the Group continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2018, the Group upgraded its IT systems and technology and expects to continue to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration to the Cloud) to make them more cost-effective,  improve controls and procedures, strengthen cyber security, enhance digital services provided to its bank customers and improve its competitive position. Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost-challenges or

Risk factors

otherwise, this could negatively affect the Group’s operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, thereby negatively impacting the Group’s financial position.

The Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.

The Group’s current and future success depends on its ability to attract, retain and develop highly skilled and qualified personnel, including senior management, directors and key employees, in a highly competitive labour market and under internal cost reduction pressures. This entails risk, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the Group, which may have an adverse effect on the Group’s ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel.  In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees. Any such failure to hire, retain or engage senior management and skilled personnel could have a material adverse impact on the Group’s business, financial condition and results of operations.

Many of the Group’s employees in the UK, Republic of Ireland and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group in maintaining good employee relations. Any failure to do so could impact the Group’s ability to operate its business effectively. Any breakdown of these relationships could adversely affect the Group’s business, reputation and results of operations.

A failure in the Group’s risk management framework could adversely affect the Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of the Group’s activities and includes the definition and monitoring of the Group’s risk appetite and reporting on the Group’s risk exposure and the potential impact thereof on the Group’s financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.  Failure to manage risks effectively could adversely impact the Group’s reputation or its relationship with its customers, shareholders or other stakeholders.

The Group’s operations are inherently exposed to conduct risks. These include business decisions, actions or incentives that are not responsive to or aligned with the Group’s customers’ needs or do not reflect the Group’s customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, outsourcing of customer service and product delivery, the possibility of alleged mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the Group.

The Group is seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the Group from future instances of misconduct and no assurance can be given that the Group’s strategy and control framework will be effective. Any failure in the Group’s risk management framework could negatively affect the Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders, any of which could have a material adverse effect on the Group’s business, capital position and results of operations.

The Group’s operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of the Group arising from an actual or perceived failure to meet stakeholder expectations due to any events, behaviour, action or inaction by the Group, its employees or those with whom the Group is associated.  This includes brand damage, which may be detrimental to the Group’s business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding.  Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the Group’s ability attract and retain customers.  In particular, the Group’s ability to attract and retain customers (and, in particular, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the Group’s financial performance, IT failures or cyberattacks, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Although the Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.  This could result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Economic and political risk

Uncertainties surrounding the UK’s withdrawal from the European Union may adversely affect the Group.

Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017, the UK is scheduled to leave the EU on 29 March 2019. The terms of a Brexit withdrawal agreement negotiated by the UK Government were decisively voted against by Parliament on 15 January 2019. The UK Government and Parliament are currently actively engaged in seeking to determine the terms of this departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty.

As it currently stands, EU membership and all associated treaties will cease to apply at 23:00 on 29 March 2019, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst the UK, other EU member states and the European Commission to extend the negotiation period.

The direct and indirect effects of the UK’s exit from the EU and the European Economic Area (‘EEA’) are expected to affect many aspects of the Group’s business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also ‘The Group faces increased political and economic risks and uncertainty in the UK and global markets’.

Risk factors

The longer term effects of Brexit on the Group’s operating environment are difficult to predict, and are subject to wider global macro-economic trends and events, but may significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. See ‘The Group is finalising the requisite regulatory permissions to implement its plans for continuity of business impacted by the UK’s departure from the EU, on which it will rely going forward’. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the Group’s operations or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the Group’s profitability, competitive position, viability, business model and product offering.

The Group is finalising the requisite regulatory permissions to implement its plans for continuity of business impacted by the UK’s departure from the EU, on which it will rely going forward.

The Group is implementing plans designed to continue its ability to clear euro payments and minimise the impact on the Group’s ability to serve non-UK EEA customers in the event that there is an immediate loss of access to the European Single Market on 29 March 2019 (or any alternative date) with no alternative arrangement for continuation of such activities under current rules (also known as ‘Hard Brexit’).

To ensure continued ability to clear Euro denominated payments, the Group is finalising a third-country licence for the Frankfurt branch of National Westminster Bank Plc (NWB) with the German regulator. In addition, the Group is working to satisfy the conditions of the Deutsche Bundesbank (DBB) for access to TARGET2 clearing and settlement mechanisms. Satisfying these DBB conditions, which include a country legal opinion, and accessing SEPA, Euro 1 and TARGET2 will allow the Group (through NWB Frankfurt branch) to continue to clear cross-border payments in euros.  The capacity to process these euro payments is a fundamental requirement for the daily operations and customers of all Group franchises, including Ulster Bank. The value of such payments is typically in excess of €50 billion in any one day with more than 300,000 transactions.  This capacity is also critical for management of the Group’s euro-denominated central bank cash balances of around €23 billion. NatWest Markets Plc (‘NWM Plc’) will use the NWB Frankfurt branch to clear its euro payments and has also applied for a third country license to maintain liquidity management and product settlement arrangements.

Once in place, the third country licence branch approvals will each become effective when the UK leaves the EU and the current passporting arrangements cease to apply.  The Group expects to have received the requisite third country licenses and access to SEPA, Euro 1 and TARGET2 ahead of the UK’s departure from the EU. However, given the quantum of affected payments and lack of short-term contingency arrangements, in the event that such euro clearing capabilities were not in place in time for a Hard Brexit or are not maintained as required in the future, it could have a material impact on the Group and its customers.

Additionally, to continue serving most of the Group’s EEA customers, the Group has repurposed the banking licence of its Dutch subsidiary, NatWest Markets N.V. (‘NWM NV’).  As announced on 22 February 2019, the Group has obtained court permission for a FSMA transfer scheme to replicate the master trade documentation for NWM Plc’s non-UK EEA customers and transfer certain existing transactions from NWM Plc to NWM NV.  Other transactions are expected to be transferred to NWM NV during 2019 (for example certain transactions with Corporate and Sovereign customers and larger EEA customers from NWM Plc, and certain Western European corporate business from National Westminster Bank Plc). The volume and pace of business transfers to NWM NV will depend on the terms and circumstances of the UK’s exit from the EU, as well as the specific contractual terms of the affected products.

These changes to the Group’s operating model are costly and require further changes to its business operations and customer engagement. The regulatory permissions from the Dutch and German authorities are conditional in nature and will require on-going compliance with certain conditions, including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward; such conditions may be subject to change in the future. Maintaining these permissions and the Group’s access to the euro payment infrastructure will be fundamental to its business going forward and further changes to the Group’s business operations may be required. Any failure in obtaining or maintaining these permissions in the circumstances described above could have a material adverse effect on the Group’s results of operations, financial condition or future prospects.

The Group faces increased political and economic risks and uncertainty in the UK and global markets.

In the UK, significant economic and political uncertainty surrounds the terms of and timing of Brexit. (See also, ‘Uncertainties surrounding the UK’s withdrawal from the European Union may adversely affect the Group’.)  In addition, were there to be a change of UK Government as a result of a general election, the Group may face new risks as a result of a change in government policy, including more direct intervention by the UK Government in financial markets, the regulation and ownership of public companies and the extent to which the government exercises its rights as a shareholder of the Group.  This could affect, in particular, the structure, strategy and operations of the Group and may negatively impact the Group’s operational performance and financial results.

The Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any second Scottish independence referendum) may impact the Group. RBSG and a number of other Group entities (including NWM Plc) are headquartered and incorporated in Scotland.  Any changes to Scotland’s relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the Group and its subsidiaries operate, and may require further changes to the Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact the Group.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group’s businesses and its customers and counterparties, thereby affecting its financial performance.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence.  Any of the above developments could impact the Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the Group’s customers and their banking needs).

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other

Risk factors

measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the Group.

The value of the Group’s financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of the Group’s financial instruments, particularly during periods of market displacement which could cause a decline in the value of the Group’s financial instruments, which may have an adverse effect on the Group’s results of operations in future periods, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing the Group’s counterparty risk. The Group’s risk management and monitoring processes seek to quantify and mitigate the Group’s exposure to more extreme market moves. However, severe market events have historically been difficult to predict and the Group could realise significant losses if extreme market events were to occur.

The Group expects to face significant risks in connection with climate change and the transition to a low carbon economy.

The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the Group’s risk framework in line with expected regulatory expectations, and adapting the Group’s operation and business strategy to address both the risks of climate change and the transition to a low carbon economy are likely to have a significant impact on the Group’s business, results of operations and financial condition.

Multilateral and UK Government undertakings to limit increases in carbon emissions in the near and medium term will require widespread levels of adjustment across all sectors of the economy, with some sectors such as property, energy, infrastructure (including transport) and agriculture likely to be particularly impacted. The nature and timing of the far-reaching commercial, technological and regulatory changes that this transition will entail are currently uncertain but the impact of such changes may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates.

UK and international regulators that are actively seeking to develop new and existing regulations directly and indirectly focussed on climate change and the associated financial risks. Such new regulations are being developed in parallel with an increasing market focus on the risks associated with climate change. In October 2018, the Group’s prudential regulator, the PRA, published a draft supervisory standard which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). Climate risk is also subject to various legislative actions and proposals by, among others, the European Commission’s Sustainable Finance initiative that focuses on incorporating climate risk into its financial policy frameworks, including proposals (e.g., through amendments to MiFID II) for institutional investors (including pension funds) to consider and disclose climate risk criteria as part of their investment decision, and also proposals to consider changes to RWA methodologies. Furthermore, credit ratings agencies are increasingly taking into account environmental, social and governance (‘ESG’) factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

If the Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial and physical risks it faces associated with climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Group’s level of business growth, its competitiveness, profitability, prudential capital requirements, credit ratings, cost of funding, results of operations and financial condition.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the Group and further offers or sales of the Group’s shares held by HM Treasury may affect the price of securities issued by the Group.

In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG and to carry out a programme of sales of RBSG ordinary shares with the objective of selling all of its remaining shares in RBSG by 2023-2024.  On 5 June 2018, the UK Government (via HM Treasury and UK Government Investments Limited (‘UKGI’)) disposed of approximately 7.7% of its stake in RBSG.  As at 31 December 2018, the UK Government held 62.3% of the issued ordinary share capital of RBSG.  There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs which could result in a period of prolonged period of increased price volatility on the Group’s ordinary shares. On 6 February 2019, the Group obtained shareholder approval to participate in certain directed share buyback activities. Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, or any associated directed buyback activity by the Group, could affect the prevailing market price for the outstanding ordinary shares of RBSG, which would adversely affect the Group’s capital position.

In addition, UKGI manages HM Treasury’s shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, its position as a majority shareholder (and UKGI’s position as manager of this shareholding) means that HM Treasury or UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the Group’s capital strategy, dividend policy, remuneration policy or the conduct of the Group’s operations, and HM Treasury’s approach depends on government policy, which could change, including as a result of a general election. The manner in which HM Treasury or UKGI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy. Any such conflict could have a material adverse impact on the Group’s reputation, business, capital and financial condition.

Continued low interest rates have significantly affected and will continue to affect the Group’s business and results.

Interest rate risk is significant for the Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair.  However, there remains considerable uncertainty as to the direction of interest rates and pace of change, as set by the Bank of England and other major central banks.

Risk factors

Continued sustained low or negative interest rates could put pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the Group’s interest rate margin realised between lending and borrowing costs.

Conversely, while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, and falling property prices in the markets in which the Group operates.

Changes in foreign currency exchange rates may affect the Group’s results and financial position.

Although the Group is now principally a UK and ROI-focussed banking group, it is subject to foreign exchange risk from capital deployed in the Group’s foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transaction entity. The Group also relies on issuing securities in foreign currencies that assist in meeting the Group’s minimum requirements for own funds and eligible liabilities (‘MREL’). The Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling rates, can adversely affect the value of assets, liabilities (including the total amount of MREL eligible instruments), income, RWAs, capital base and expenses and the reported earnings of the Group’s UK and non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing and may also require incremental MREL eligible instruments to be issued.

Decisions of major central banks (including by the Bank of England, the ECB and the US Federal Reserve) and political or market events (including Brexit), which are outside of the Group’s control, may lead to sharp and sudden variations in foreign exchange rates. Such variations can materially affect the Group’s results of operations, financial condition or prospects.

Financial resilience risk

The Group may not meet its targets and be in a position to make discretionary capital distributions to its shareholders.

As part of the Group’s strategy, the Group has become a principally UK and ROI-focussed banking group and has set a number of financial, capital and operational targets for the Group including in respect of: cost:income ratios, cost reductions, CET1 ratio targets, leverage ratio targets, funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets and discretionary capital distributions to shareholders.

The Group’s ability to meet its targets and to successfully meet its strategy is subject to various internal and external factors and risks.  These include, but are not limited to, market, regulatory, macroeconomic and political uncertainties, operational risks and risks relating to the Group’s business model and strategy (including emerging risks associated with ESG issues) and litigation, governmental actions, investigations and regulatory matters.

A number of factors may impact the Group’s ability to maintain its current CET1 ratio target at circa 14% (over the medium term) and make discretionary capital distributions to shareholders, see also, ‘The Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger certain management actions or recovery options’.

The Group’s ability to meet its cost:income ratio target and the planned reductions in its annual underlying costs may vary considerably from year to year.  Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the Group’s long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

Any failure of the Group to meet its targets, successfully meet its strategy or make discretionary capital distributions could have a material adverse impact on the Group’s business, financial condition, results of operations and prospects. There is no certainty that the Group’s strategy will be successfully executed, that the Group will meet its targets and expectations or be in a position to distribute capital to its shareholders, or that the Group will be a viable, competitive or profitable banking business.

The Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

The markets for UK financial services, and the other markets within which the Group operates, are highly competitive, and the Group expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede the Group’s ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the UK initiative on Open Banking and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking, as well as the competition-enhancing measures under the Group’s Alternative Remedies Package (see  also, ‘The cost of implementing the Alternative Remedies Package could be more onerous than anticipated’).

Increasingly many of the products and services offered by the Group are, and will become, technology intensive, for example Bό, Mettle, Esme, FreeAgent, APtimise and Path, some of the Group’s recent fintech ventures.  The Group’s ability to develop digital solutions that comply with related regulatory changes has become increasingly important to retaining and growing the Group’s customer business in the UK.  There can be no certainty that the Group’s innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group’s current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

Furthermore, the Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the Group’s focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group’s offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on the Group’s ability to produce underlying high quality data, failing which its ability to

Risk factors

offer innovative products may be compromised.

If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.  In this context, the Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the Group’s current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the Group.

In addition, recent and future disposals and restructurings by the Group, cost-cutting measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the Group’s core markets could affect the Group’s ability to maintain satisfactory returns. Furthermore, continued consolidation in certain sectors of the financial services industry could result in the Group’s remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors. These and other changes in the Group’s competitive environment could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The Group has significant exposure to counterparty and borrower risk.

The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group’s businesses.  The Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality under SICR (‘significant increases in credit risk’) rules such that it moves to Stage 2 for impairment calculation purposes. The Group’s lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, or fail to adequately value physical or financial collateral, which may result in an increase in default rates for loans, which may, in turn, impact the Group’s profitability. See also, ‘Capital and risk management — Credit Risk’.

The credit quality of the Group’s borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact the Group’s ability to enforce contractual security rights.  See also, ‘The Group faces increased political and economic risks and uncertainty in the UK and global markets’.  In particular, developments relating to Brexit, or the consequences thereof, may adversely impact credit quality in the UK, and the resulting negative economic outlook could drive an increased level of credit impairments reflecting the more forward-looking nature of IFRS 9.

Within the UK, the level of household indebtedness remains high although the pace of credit growth has slowed during 2018.  The ability of such households to service their debts could be challenged by a period of high unemployment or increased interest rates.  In particular, the Group may be affected by volatility in property prices both in the residential and commercial sectors (including as a result of Brexit) given that the Group’s mortgage loan portfolio as at 31 December  2018, amounted to £165.1 billion, representing 52% of the Group’s total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates consequently increase.  In addition, the Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group.  This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships among these financial institutions. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis. See also, ‘The Group may not be able to adequately access sources of liquidity and funding.’

As a result, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions, which would have a material adverse effect on the Group’s financial condition, results of operations and prospects.

The Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger certain management actions or recovery options.

The Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives the Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European markets, as well as permitting the Group to make discretionary capital distributions to shareholders.

As at 31 December 2018, the Group’s CET1 ratio was 16.2% and the Group currently targets to maintain its CET1 ratio at circa 14% over the medium term. The Group’s target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the PRA’s views on  appropriate buffers above minimum operating levels.

The Group’s current capital strategy is based on: the expected accumulation of additional capital through the accrual of profits over time; the planned reduction of its RWAs through disposals and natural attrition; capital management initiatives which focus on improving capital efficiency through improved data and releasing excess capital trapped in Group subsidiaries; and discretionary capital distributions.

A number of factors may impact the Group’s ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:

•                  a depletion of its capital resources through increased costs or liabilities, reduced profits or losses (including as a result of extreme one-off incidents such as cyber, fraud or conduct issues) or, sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments, changes in accounting policy, accounting charges or foreign exchange movements;

•                  a failure to reduce RWAs in accordance within the timeline contemplated by the Group’s capital plan;

•                  an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes;

•                  changes in prudential regulatory requirements including the Group’s Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers, as well as any applicable scalars; and

•                  double leverage and reduced upstreaming of dividends from the Group’s subsidiaries as a result of the Bank of England’s and/or the Group’s evolving views on distribution of capital within groups and the financial performance and condition of the Group’s subsidiaries.

A shortage of capital could in turn affect the Group’s capital ratio, and/or ability to make capital distributions.

In addition to regulatory capital, RBSG is required to maintain a set quantum of MREL set as a percentage of its RWAs. MREL comprises loss-absorbing senior funding and regulatory capital instruments. The Bank of

Risk factors

England has identified single point-of-entry as the preferred resolution strategy for the Group.  As a result, RBSG is the only Group entity that can externally issue securities that count towards the Group’s MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities and intermediate holding companies as required. The inability of the Group to reduce its RWAs in line with assumptions in its funding plans could result in failure to meet its MREL requirements.

If the Group is unable to raise the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries, as required, in the form of internal MREL, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence and constrained or more expensive funding and be unable to make dividend payments on its ordinary shares or maintain discretionary payments on capital instruments.

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focussed on risk reduction and mitigation) that the Group could take to manage its capital levels, which may not be sufficient to restore adequate capital levels.  Under the EU Bank Recovery and Resolution Framework (‘BRRD’), as implemented in the UK, a breach of the Group’s applicable capital or leverage requirements may trigger the application of the Group’s recovery plan to remediate a deficient capital position. The Group’s regulator may request that the Group carry out certain capital management actions or, if the Group’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by the Group will be written-down or converted into equity and there may be an issue of additional equity by the Group, which could result in the dilution of the Group’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and the Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, the Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. Such actions may, in turn, affect, among other things, the Group’s product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may have a material adverse effect on the underlying profitability of the Group and future growth potential. See also, ‘The Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the  write-down or conversion of certain of the Group’s securities, including its ordinary shares.’

The Group may not be able to adequately access sources of liquidity and funding.

The Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets.  As at 31 December 2018, the Group held £384 billion in deposits. The level of deposits may fluctuate due to factors outside the Group’s control, such as a loss of confidence (including in individual Group entities), increasing competitive pressures for retail customer deposits or the reduction or cessation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time. See also, ‘The Group has significant exposure to counterparty and borrower risk’. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, materially affect the Group’s ability to satisfy its liquidity needs.

As at 31 December 2018, the Group’s liquidity coverage ratio was 158%. If its liquidity position were to come under stress, and if the Group is unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the Group’s financial condition and results of operations.

Any reduction in the credit rating assigned to RBSG, any of its subsidiaries or any of its respective debt securities could adversely affect the availability of funding for the Group, reduce the Group’s liquidity position and increase the cost of funding.

Rating agencies regularly review the RBSG and Group entity credit ratings, which could be negatively affected by a number of factors, including political and regulatory developments, changes in rating methodologies, changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors, a challenging macroeconomic environment, the impact of Brexit, a potential second Scottish independence referendum, further reductions of the UK’s sovereign credit rating, market uncertainty and the inability of the Group to produce sustained profits.

Any reductions in the credit ratings of RBSG or of certain Group entities (for example, NWM Plc), including in particular downgrades below investment grade, may affect the Group’s access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements which could adversely affect the Group’s cost of funding, its access to capital markets and its capital instruments and could limit the range of counterparties willing to enter into transactions with the Group and therefore also adversely impact its competitive position, any of which could have a material adverse impact on the Group’s earnings, cash flow and financial condition.

The Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

The Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile.  If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by the Group to meet the quantitative and qualitative requirements of the stress tests carried out by its regulators in the UK and elsewhere may result in the Group’s regulators requiring the Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may have a material adverse impact on the Group’s financial condition, results of operations and prospects.

The Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of the Group’s business, strategy and capital requirements, the Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the Group’s mandated stress testing).  In addition, the Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management.  The Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature.  Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the Group’s current business model or operations, or findings of

Risk factors

deficiencies by the Group’s regulators (including as part of the Group’s mandated stress testing) may result in increased capital requirements or require management action.  The Group may also face adverse consequences as a result of actions by management based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the Group’s business, financial condition and results of operations, minimum capital requirements and reputation.

The Group’s financial statements are sensitive to the underlying accounting policies, judgements, estimates and assumptions.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgements, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, which include loan impairment provisions, are set out in ‘Critical accounting policies and key sources of estimation uncertainty’ on page 190. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the Group are discussed in ‘Accounting developments’ on page 190. Changes resulting from such new accounting standards and interpretations could have a material adverse effect on the Group’s earnings, financial condition and capital position.

Changes in accounting standards may materially impact the Group’s financial results.

Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In January 2018, a new accounting standard for financial instruments (IFRS 9) became effective, which introduced impairment based on expected credit losses, rather than the incurred loss model previously applied under IAS 39. The Group expects IFRS 9 to create earnings and capital volatility, and the Group took a £101 million impairment charge at 30 September 2018, reflecting the more uncertain economic outlook.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.

The Group will adopt IFRS 16 Leases with effect from 1 January 2019 as disclosed in the Accounting Policies.  This is expected to increase Other assets by £1.3 billion and Other liabilities by £1.9 billion. While adoption of this standard has no effect on the Group’s cash flows, it will impact financial ratios which may influence investors’ perception of the financial condition of the Group.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

The Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value.  The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives.  Any such adjustments or fair value changes may have a material adverse effect on the Group’s earnings, financial condition and capital position.

The Group’s results could be adversely affected if an event triggers the recognition of a goodwill impairment.

The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired.

An impairment test compares the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value.  At 31 December 2018, the Group carried goodwill of £5.6 billion on its balance sheet. The value in use and fair value of the Group’s cash-generating units are affected by market conditions and the economies in which the Group operates.

Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, but it has no effect on the Group’s regulatory capital position. Further impairments of the Group’s goodwill could have an adverse effect on the Group’s results and financial condition.

The Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of certain of the Group’s securities, including its ordinary shares.

The Banking Act 2009, as amended (‘Banking Act’), implements the BRRD in the UK and creates a special resolution regime (‘SRR’). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together ‘Authorities’) are granted substantial powers to resolve and stabilise UK-incorporated financial institutions.  Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity.  These tools may be applied to RBSG as the parent company or an affiliate where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.

Risk factors

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK.  Moreover, the ‘no creditor worse off’ safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act.  In addition, the determination that ordinary shares, securities and other obligations issued by the Group may be subject to write-down, conversion or ‘bail-in’ (as applicable) is unpredictable and may depend on factors outside of the Group’s control.  Moreover, the relevant provisions of the Banking Act remain untested in practice.  However, if the Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of RBSG’s ordinary shares or other Group securities that fall within the scope of ‘bail-in’ powers.  This may result in various actions being undertaken in relation to the Group and any securities of the Group, including the write-down or conversion of certain of the Group’s securities.  There would also be a corresponding material adverse effect on the market price of such securities.

Legal, regulatory and conduct risk

The Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the Group.

The Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks.  The Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted.  Among others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of ‘investment services and activities’, and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.  This has resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

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

In particular, the Group is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime and to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk.  Serious consequences could arise should the Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the Group’s authorisations and licenses, the products and services that the Group may offer, its reputation and the value of its assets, the Group’s operations or legal entity structure, and the manner in which the Group conducts its business.  Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:

•           general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the Group operates;

•           amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;

•           changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD, MREL or by the Financial Stability Board’s (‘FSB’) recommendations on total loss-absorbing capacity (‘TLAC’);

•           additional rules and regulatory initiatives and review relating to customer protection and resolution of disputes and complaints, including increased focus by regulators (including the Financial Ombudsman Service) on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;

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

•           changes to corporate governance practice and disclosure requirements, senior manager responsibility, corporate structures and conduct of business rules;

•           financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;

•           increased attention to the protection and resilience of, and competition and innovation in, UK payment systems and developments relating to the UK initiative on Open Banking and the European directive on payment services;

•           new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;

•           the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

•           laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and

•           other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Risk factors

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

The Group is subject to a number of legal, regulatory and governmental actions and investigations including conduct-related reviews and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the Group.

The Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the Group’s view, the most significant legal and regulatory actions to which the Group is currently exposed.  However, the Group is also subject to a number of ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, the adverse resolution of which may have a material adverse impact on the Group.  These relate to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the Group’s expectation for resolution may change.

In particular, the Group has for a number of years been involved in conduct-related reviews and redress projects, including a review of certain historic customer connections in its former Global Restructuring Group (GRG), management of claims arising from historic sales of payment protection insurance, and a review of tracker mortgage products in the Republic of Ireland. In relation to the GRG review, the Group established a complaints process in November 2016, overseen by an independent third party. The complaints process closed on 22 October 2018 for new complaints in the UK and, with the exception of a small cohort of potential complainants for whom there is an extended deadline, on 31 December 2018 for new complaints in the Republic of Ireland. An additional provision of £50 million was taken in Q4 2018, reflecting greater than predicted complaints volumes in the week leading up to the closure of the complaints process. In addition, the Group continues to handle claims in relation to historic sales of payment protection insurance and took additional provisions of £200 million in Q3 2018, reflecting increased complaint volumes as the complaint deadline of 31 August 2019 approaches. In the Republic of Ireland, UBI DAC, remains engaged in a review of the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement.  A redress and compensation exercise is ongoing in respect of this matter.  See also, ‘Litigation, investigations and reviews’ of Note 27 on the consolidated accounts for details of these matters. The Group has dedicated resources in place to manage claims and complaints relating to the above and other conduct-related matters. Provisions taken in respect of such matters include the costs involved in administering the various complaints processes. Any failure to administer such processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on the Group’s operations, additional supervision by the Group’s regulators, and loss of investor confidence.

Adverse outcomes or resolution of current or future legal or regulatory actions, including conduct-related reviews or redress projects, could result in restrictions or limitations on the Group’s operations, and could adversely impact the Group’s capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.

UK and international regulators are driving a transition from the use of interbank offer rates (IBOR’s), including LIBOR, to alternative risk free rates (RFRs).  In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as has the CFTC and other regulators in the United States. The Group has significant exposure to IBORs primarily on its derivatives, commercial lending and legacy securities. Until there is market acceptance on the form of alternative RFRs for different products, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the Group, its customers and the financial services industry more widely.  These include risks related to: legal risks (as changes may be required to documentation for new or existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the Group’s cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which may relate to communication regarding the potential impact on customers, and engagement with customers during the transition period).

It is therefore currently difficult to determine to what extent the changes will affect the Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR or EURIBOR may adversely affect financial instruments using LIBOR or EURIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of such financial instruments and could have an adverse effect on the value of, return on and trading market for such financial instruments

The Group operates in markets that are subject to intense scrutiny by the competition authorities.

There is significant oversight by competition authorities of the markets which the Group operates in. The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA and the Financial Ombudsman Service, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA’s Retail Banking Market Order 2017 imposes remedies primarily intended to make it easier for consumers and businesses to compare

Risk factors

personal current account (‘PCA’) and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. These remedies impose additional compliance requirements on the Group and could, in aggregate, adversely impact the Group’s competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the Group operates or result in restrictions on mergers and consolidations within the financial sector, resulting in a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The cost of implementing the Alternative Remedies Package could be more onerous than anticipated.

In connection with the implementation of the Alternative Remedies Package (regarding the business previously described as Williams & Glyn), an independent body (‘Independent Body’) has been established to administer the Alternative Remedies Package.  The implementation of the Alternative Remedies Package has involved costs for the Group, including but not limited to the funding commitments of £425 million for the Capability and Innovation Fund and £350 million for the incentivised switching scheme, both being administered by the Independent Body. Implementation of the Alternative Remedies Package may involve additional costs for the Group and may also divert resources from the Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body may require the Group to modify certain aspects of the Group’s execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body has the ability to extend the duration of the scheme by up to twelve months, impose penalties of up to £50 million, and can compel the Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the Group’s business.

As a direct consequence of the incentivised switching scheme (which comprises part of the Alternative Remedies Package), the Group will lose existing customers and deposits, which in turn will have adverse impacts on the Group’s business and associated revenues and margins. Furthermore, the capability and innovation fund (which also comprises part of the Alternative Remedies Package) is intended to benefit eligible competitors and negatively impact the Group’s competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the Group has agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may impact customer service quality for the Group’s own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body.  The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage to the Group if these are not forthcoming.

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

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1.0 billion as at 31 December 2018. Changes to the treatment of certain deferred tax assets may have a material adverse impact on the Group’s capital position. In addition, the Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities.  The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Additional Information

Description of property and equipment

RBS operates from a number of locations worldwide, principally in the UK. At 31 December 2018 the Royal Bank and NatWest had 199 and 656 retail branches respectively, in the UK. Ulster Bank has a footprint of 132 branches and a network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. RBS’s principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London is 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Major shareholders

In December 2008, The Solicitor for the Affairs of Her Majesty’s Treasury (HMT) acquired 22,854 million ordinary shares of 25p and during 2009 acquired a further 16,791 million ordinary shares of 25p, representing 70.3 % of the company’s issued ordinary share capital.

In December 2009, HMT acquired 51 billion B shares in the company, representing the entire issued B share capital. In 2015, HMT sold 630 million of the company’s ordinary shares and converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each. In June 2018 HMT sold a further 925 million of the company’s ordinary shares. At 31 December 2018, HMT’s holding in the company’s ordinary shares was 62.3%. As far as the company is aware, there have been no other significant changes in the percentage ownership of major shareholders of the company’s ordinary shares or preference shares during the three years ended 15 February 2019.

Since 1 January 2017, the company has redeemed substantially all of the preference shares that were in issue (refer to Note 19 for further details). All shareholders within a class of the company’s shares have the same voting rights.

As at 31 December 2018, almost all of the company’s US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Our Code of conduct

The Group’s Code of Conduct (Our Code) lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It is available at rbs.com>about us>our values, or without charge, and upon request, by contacting Corporate Governance and Regulatory Affairs at the telephone number listed on page 293. In 2016 we incorporated five new standards of behaviour into Our Code: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the Financial Conduct Authority (FCA), the Prudential Regulatory Authority (PRA) and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. These conduct rules are part of the changes our UK banking regulators, the PRA and FCA, made to improve accountability across the financial sector as part of the Individual Accountability Regime. The rules are very much in keeping with the values and behaviours that we are already following across the Group.

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

Transactions involving Iranian Government owned entities

During 2018 affiliates of RBS Group (RBSG) facilitated 9 payments which were remitted by Iranian Government owned entities and received by RBSG customers (non-designated and located in the United Kingdom) in relation to legal and professional fees).

In addition, there were two outward payments where the beneficiary was an Iranian Government owned entity. The transactions related to refund of an unfulfilled order by an RBSG customer and a payment connected to a UK oil and gas field located in the North Sea.

In 2018 RBSG affiliates also received 32 payments facilitated by entities designated under Executive Order 13599. These transactions were in relation to remittances involving non-Iranian entities.

All the payments described above were processed in full compliance with applicable sanctions and where relevant authorised under applicable licence.

Transactions involving Iranian Government owned entities totalled 43 and resulted in £21,000 of gross revenue to RBSG. Considering the processes in place to undertake such transactions, including enhanced due diligence processes, RBSG has not made any profit from these transactions. RBSG has a restrictive risk appetite in relation to transactions involving Iran.  Accordingly, the number of transactions included in this disclosure is lower than included in the 2017 disclosure. RBSG intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws and within RBSG’s risk appetite.

RBSG maintains one account for an Iranian Government entity located in the United Kingdom. The purpose of the account is to facilitate domestic transactions for employee salary, rent and operating costs such as UK taxes and utilities. No commercial activity is processed through the account.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of RBSG hold three legacy guarantees entered into between 1998 and 2005, which support arrangements lawfully entered into by affiliates of RBSG customers with Iranian counterparties. These legacy guarantees are in favour of Iranian Government owned financial institutions. The affiliates of RBSG have made considerable efforts to exit and formally cancel the guarantees.

In 2018, one existing guarantee earned commission of EUR 96.00, and two additional existing guarantees received no revenue.

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors. In full compliance with applicable laws an affiliate of RBSG maintained transactional banking facilities on behalf of a UK Company (Non-Iranian Party) in relation to its interest in a joint operating agreement with a company owned and controlled by the Government of Iran relating to a UK oil and gas field located in the North Sea.

Under authorisation from relevant sanctions authorities the Non-Iranian party was able to undertake all transactions and activities pertaining to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field.

During 2018, affiliates of RBSG also received a number of payments connected to the production, sale and transport of Iranian petroleum or related hydrocarbon products. None of these transactions directly involved Iranian Government owned entities or Iranian Government owned financial institutions. They were all processed on behalf of the Non-Iranian Party. All such payments were made in compliance with applicable sanctions and under license. These transactions form part of those disclosed in the paragraphs above. As already outlined the processes in place to undertake such transactions, including enhanced due diligence processes, means that RBSG has not made any profit from these transactions.

During the course of 2019 it is expected that most of the activity which RBSG currently facilitates connected to the UK oil and gas field located in the North Sea will cease.

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

As at 31 December 2018, 17 companies in RBS, spanning a range of financial services sectors, including banking and investment business, were authorised to conduct financial activities in the UK. The UK authorised banks in RBS are The Royal Bank of Scotland plc (formerly Adam & Company PLC, renamed in 2018) (RBS plc), National Westminster Bank Plc (NatWest Plc), NatWest Markets Plc (NWM Plc), Coutts & Company and Ulster Bank Limited (UBL). Wholesale activities, other than Treasury activities, are concentrated in NatWest Markets Plc. Retail banking activities in England, Scotland and Wales are managed by the Personal Banking and Commercial and Private Banking businesses of RBS plc, NatWest Plc, Coutts & Company and UBL. Note that, along with the other major UK banks, RBS was required by UK law to separate everyday banking from investment banking. This separation (ring-fencing) is designed to make banking safer and more resilient. It is a key component of the UK Government’s legislative agenda to improve financial stability. It became law from 1 January 2019, and to prepare for it, RBS made changes to the way the Group is structured during 2018. The banking service in the Republic of Ireland is provided by Ulster Bank Ireland DAC, which is supervised by the Central Bank of Ireland and the European Central Bank under the Single Supervisory Mechanism.

Investment management business is principally undertaken by companies in the Commercial and Private Banking business, including Coutts & Company, Adam & Company Investment Management Limited and RBS Asset Management Limited.

Additional Information

RBS is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

United States

RBS conducts business in the US through its investment bank, NatWest Markets (NWM). NWM’s regulated entities in the US are: NatWest Markets Plc (NWM Plc); its broker-dealer affiliate, NatWest Markets Securities Inc. (NWMSI); NWMSI’s Futures Commission Merchant (FCM); NWM Plc’s non-US-based Swap Dealer; and NWM Plc’s Connecticut Representative Office. NWM is subject to the supervision of the Board of Governors of the Federal Reserve System (Federal Reserve) due to an outstanding enforcement action brought against RBS by the Federal Reserve, namely the 2015 FX Cease and Desist Consent Order (the 2011 and 2013 Cease and Desist Consent Orders were lifted earlier in 2018).

In addition, NWMSI is a Primary Dealer of the Federal Reserve, which makes it subject to the supervision of the Federal Reserve Bank of New York (FRB-NY).

NWMSI is subject to the regulations of a number of US securities regulators, mainly the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), Options Clearing Corporation (OCC), Depository Trust & Clearing Corporation (DTCC), and various state regulators. NWMSI’s FCM is mainly subject to the regulations of the Commodity Futures Trading Commission (CFTC), National Futures Association (NFA), the Chicago Mercantile Exchange Group (CME), and the Intercontinental Exchange (ICE) Futures US.

NWM Plc is a non-FCM clearing member of the CME and is subject to the regulations of the CME and the CFTC. NWM Plc is also a non-US-based provisionally-registered swap dealer and as such it is subject to oversight by the US regulators the CFTC and the NFA.

The NWM Plc Connecticut Representative Office is supervised by the FRB-NY and the Connecticut Department of Banking.

The anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by most of the regulators mentioned above and the Financial Crimes Enforcement Network (FinCEN) of US Department of the Treasury.

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

On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. The company was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

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

Directed Buyback Contract

On 7 February 2019, the company and HM Treasury entered into the Directed Buyback Contract to help facilitate the return of the company to full private ownership through the use of any excess capital to buy back the company’s ordinary shares held by HM Treasury.

Under the terms of the Directed Buyback Contract, the company may agree with HM Treasury to make off-market purchases from time to time of its ordinary shares held by HM Treasury, including by way of one or more standalone purchases, through a non-discretionary, broker-managed directed trading programme, or in conjunction with any offer or sale by HM Treasury by way of an institutional placing. Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time.

The aggregate number of ordinary shares which the company may purchase from HM Treasury under the Directed Buyback Contract will not exceed 4.99 per cent. of the company’s issued share capital and the aggregate consideration to be paid will not exceed 4.99 per cent. of the company’s market capitalisation. The price to be paid for each ordinary share will be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

Framework and State Aid Deed

As a result of the State Aid granted to the company, it was required to work with HM Treasury to submit a State Aid restructuring plan to the European Commission (EC), which was then approved by the EC under the State Aid rules on 14 December 2009. The company agreed a series of measures which supplemented the measures in the company’s strategic plan.

The company entered into a State Aid Commitment Deed with HM Treasury at the time of the initial EC decision and, following the EC’s approval of amendments to the restructuring plan in April 2014, the company entered into a revised State Aid Commitment Deed with HM Treasury. In September 2017, the revised State Aid Commitment Deed was amended by a Deed of Variation (as so amended, the “Revised State Aid Commitment Deed”) following the EC’s approval of an alternative remedies package (the “Alternative Remedies Package”) to replace the company’s final outstanding commitment under its State Aid obligations (to divest the business previously known as Williams & Glyn).

On 25 April 2018, the Revised State Aid Commitment Deed was replaced by the Framework and State Aid Deed between the company, HM Treasury and an independent body established to facilitate and oversee the delivery of the Alternative Remedies Package (the “Independent Body”). Under the Framework and State Aid Deed, the company agrees to do all acts and things necessary to ensure that HM Treasury is able to comply with its obligations under any EC decision approving State Aid to the company, including under the Alternative Remedies Package.

Pursuant to the Framework and State Aid Deed, the company has committed: (i) £425 million into a fund for eligible bodies in the UK banking and financial technology sectors to develop and improve their capability to compete with the company in the provision of banking services to small and medium-sized enterprises (“SMEs”) and develop and improve the financial products and services available to SMEs (the “Capability and Innovation Fund”); and (ii) £275 million to eligible bodies to help them incentivise SME banking customers within the division of the company previously known as Williams & Glyn to switch their business current accounts and loans to the eligible bodies (the “Incentivised Switching Scheme”). The company has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the Incentivised Switching Scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the Incentivised Switching Scheme not be sufficient, the company may be required to make a further contribution, capped at £50 million. The Independent Body will distribute funds from the Capability and Innovation Fund and implement the Incentivised Switching Scheme.

Under the Framework and State Aid Deed, the company also agreed to indemnify the Independent Body and HM Treasury, up to an amount of £320 million collectively to cover liabilities that may be incurred in implementing the Alternative Remedies Package. The provisions of the indemnity to the Independent Body are set out in the Framework and State Aid Deed and the provisions of the indemnity to HM Treasury are set out in a separate agreement between the company and HM Treasury, described under “Deed of Indemnity” below.

The Framework and State Aid Deed also provides that if the EC adopts a decision that the UK Government must recover any State Aid (a “Repayment Decision”) and the recovery order of the Repayment Decision has not been annulled or suspended by the General Court or the European Court of Justice, then the company must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

Deed of Indemnity

In the context of the Framework and State Aid Deed, the company entered into a Deed of Indemnity with HM Treasury on 25 April 2018, pursuant to which the company agreed to indemnify HM Treasury to cover liabilities that may be incurred in implementing the Alternative Remedies Package, as described under “Framework and State Aid Deed” above.

Trust Deed

In the context of the Framework and State Aid Deed, the company entered into a Trust Deed with the Independent Body on 25 April 2018, to set up a trust to administer the funds committed by the company under the Framework and State Aid Deed for the Alternative Remedies Package.

State Aid Costs Reimbursement Deed

Under the 2009 State Aid Costs Reimbursement Deed, the company has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval.

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

Memorandum of Understanding Relating to The Royal Bank of Scotland Group Pension Fund

On 16 April 2018 the company entered into a Memorandum of Understanding (the ‘MoU’) with the trustee of The Royal Bank of Scotland Group Pension Fund (the ‘Group Fund’), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018).

In addition, the MoU also provided clarity on the additional related funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to RBS shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax).

On 28 September 2018, the implementation of the MoU was documented through a Framework Agreement entered into between the company and the trustee of the Group Fund.

Shareholder information

Financial calendar

Dividends

Payment dates
Cumulative preference shares	31 May and 31 December 2019

Non-cumulative preference shares	29 March, 28 June,
30 September and
31 December 2019

Ordinary shares	30 April 2019

Ex-dividend date
Cumulative preference shares	2 May and 5 December 2019

Ordinary shares	21 March 2019

Record date
Cumulative preference shares Ordinary shares Annual General Meeting	3 May and 6 December 2019 22 March 2019 25 April 2019 RBS Conference Centre RBS Gogarburn Edinburgh, EH12 1HQ

Interim results	2 August 2019

Shareholder enquiries

You can check your shareholdings in the company by visiting the Shareholder centre section of our website, www.rbs.com and clicking the Managing your shareholding tab. You will need the shareholder reference number printed on your share certificate or tax voucher to access this information.

You can use the website for shareholding and outstanding payment enquiries and to change your address or download forms. You can also sign up to E-Comms and choose to receive an email notification when shareholder communications become available instead of paper communications.

You can also check your shareholding by contacting our Registrar:

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

If you are a UK taxpayer, donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes. You may be able to claim UK income tax relief on gifted shares and can do so in various ways. Further information can be obtained from HM Revenue & Customs.

Should you wish to donate your shares to charity please contact ShareGift for further information:

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

Clone firms
A ‘clone firm’ uses the name, firm registration number (FRN) and address of a firm or individual who is FCA authorised. The scammer may claim that the genuine firm’s contact details on the FCA Register (Register) are out of date and then use their own details, or copy the website of an authorised firm, making subtle changes such as the phone number. They may claim to be an overseas firm, which won’t always have full contact and website details listed on the Register.

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

Find out more at www.fca.org.uk/scamsmart

Shareholder information

Analysis of ordinary shareholders
		Number
		of shares
At 31 December 2018	Shareholdings	- millions	%
Individuals	180,212	100.9	0.8
Banks and nominee companies	5,103	11,899.8	98.8
Investment trusts	54	1.1	-
Insurance companies	2	0.4	—
Other companies	487	25.7	0.2
Pension trusts	22	0.2	—
Other corporate bodies	64	20.5	0.2
	185,944	12,048.6	100.0

Range of shareholdings:
1 - 1,000	160,931	39.2	0.3
1,001 - 10,000	23,294	53.0	0.5
10,001 - 100,000	967	28.4	0.2
100,001 - 1,000,000	473	172.3	1.4
1,000,001 - 10,000,000	214	735.9	6.1
10,000,001 and over	65	11,019.8	91.5
	185,944	12,048.6	100.0

Trading market

Non-cumulative dollar preference shares

The following series of American Depositary shares (ADSs) representing non-cumulative preference shares issued in the US were outstanding at 31 December 2018:

Date of issue	Series of ADS	Number of ADSs/non-cumulative preference shares in issue	Number of registered holders
4 October 2007	U	10,130	1

The ADSs set out above represents the right to receive one corresponding preference share, and is evidenced by an American Depository Receipt (ADR) and is listed on the New York Stock Exchange, a subsidiary of NYSE Euronext (NYSE).

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

In December 2018, the company redeemed in whole the Series S non-cumulative preference shares of US$0.01.

PROs

In August 2001, the company issued US$1.2 billion perpetual regulatory tier one securities (PROs) which are listed on the NYSE.

ADSs representing ordinary shares

In October 2007, the company listed ADSs, each representing one ordinary share nominal value 25p each (or a right to receive one ordinary share), and evidenced by an ADR or uncertificated securities, on the NYSE under the symbol ‘RBS’. With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares.

Following a sub-division and one-for-ten consolidation of RBS’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2018, 53.5 million ordinary ADSs were outstanding.

The ordinary ADSs were issued pursuant to a Deposit Agreement, among the company, The Bank of New York Mellon, as depository, and all owners and holders from time to time of ordinary ADSs issued thereunder. The ordinary shares of the company are listed and traded on the London Stock Exchange under the symbol ‘RBS’. All ordinary shares are deposited with the principal London office of The Bank of New York Mellon, as custodian for the depository.

Shareholder information

Dividend history
Preference dividends
	2018	2018	2017	2016	2015	2014
Amount per share	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01
- Series F (1)	—	—	1.13	1.53	1.25	1.16
- Series H (1)	—	—	0.97	1.34	1.19	1.10
- Series L (1)	—	—	0.77	1.06	0.94	0.87
- Series M (2)	—	—	—	—	0.60	0.97
- Series N (2)	—	—	—	—	0.60	0.96
- Series P (2)	—	—	—	—	0.59	0.95
- Series Q (2)	—	—	—	—	0.63	1.02
- Series R (2)	—	—	—	0.71	0.99	0.93
- Series S (2)	1.50	1.14	1.28	1.22	1.06	1.00
- Series T (2)	—	—	—	0.84	1.17	1.10
- Series U (2)	4,566	3,475	6,741	5,637	4,912	4,637
Non-cumulative convertible preference shares of US$0.01
- Series 1 (1)	—	—	71.99	67.28	59.66	55.34
Non-cumulative preference shares of €0.01
- Series 1 (2)	59.61	44.65	48.98	46.94	38.64	44.32
- Series 2 (2)	87.02	65.18	44.72	40.00	37.27	42.31
- Series 3 (2)	1,099	823	3,504	3,033	2,533	2,833
Non-cumulative convertible preference shares of £0.01
- Series 1 (1)	—	—	73.87	73.87	73.87	73.87
Non-cumulative preference shares of £1
- Series 1 (2)	36.60	27.41	26.67	28.60	29.04	29.01

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

Ordinary dividends

In 2018 RBS paid an interim dividend of £241 million, or 2.0p per ordinary share. In addition, the company announced that the directors have recommended a final dividend of 3.5p per ordinary share, and a further special dividend of 7.5p per ordinary share.

The final and special dividends recommended by directors are subject to shareholders’ approval at the Annual General Meeting on 25 April 2019. If approved, payment will be made on 30 April 2019 to shareholders on the register at the close of business on 22 March 2019. The ex-dividend date will be 21 March 2019. No dividend was paid in 2017.

Shareholder information

Taxation of US Holders

The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares, ADSs representing ordinary shares (ordinary ADSs), ADSs representing noncumulative dollar preference shares (preference ADSs) or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ordinary ADSs, preference ADSs or PROs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares, ordinary ADSs, preference ADSs or PROs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address all of the tax consequences that may be relevant to a US Holder in light of its particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, ordinary ADSs, preference ADSs or PROs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, persons required for US federal income tax purposes to confirm the timing of income accruals to their financial statements under Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”), entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the stock of the company by vote or value.

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

The following discussion assumes that the company was not a passive foreign investment company for the taxable year ended 31 December 2018 - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 285.

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

Shareholder information

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

Shareholder information

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

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2018 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company’s possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares, ordinary ADSs, preference ADSs or PROs.

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

The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report on Form 20-F and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The current Articles were adopted on 28 April 2010. The Articles were updated primarily to reflect the coming into force of the remaining provisions of the 2006 Act and the implementation of the Shareholder Rights Directive in the UK.

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

Shareholder information

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

Telephone: +1 201 680 6825 (International)

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Corporate Governance and Regulatory Affairs

The Royal Bank of Scotland Group plc

PO Box 1000

Gogarburn Edinburgh EH12 1HQ

Telephone: +44 (0)131 556 8555

Investor Relations

280 Bishopsgate

London EC2M 4AA

Telephone: +44 (0)207 672 1758

Facsimile: +44 (0)207 672 1801

Email: investor.relations@rbs.com

Registered office

36 St Andrew Square

Edinburgh EH2 2YB

Telephone: +44 (0)131 556 8555

Registered in Scotland No. SC45551

Website

rbs.com

SEC website

More information is available on the SEC website at: sec.gov

Principal offices

The Royal Bank of Scotland Group plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

Telephone: +44 (0)131 626 0000

NatWest Markets Plc

250 Bishopsgate, London, EC2M 4AA

The Royal Bank of Scotland plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

250 Bishopsgate, London EC2M 4AA

National Westminster Bank Plc

250 Bishopsgate, London EC2M 4AA

Ulster Bank Limited

11-16 Donegall Square East,

Belfast BT1 5UB, Northern Ireland

Ulster Bank Ireland DAC

Ulster Bank Group Centre,

George’s Quay

Dublin 2, D02 VR98

Republic of Ireland

NatWest Markets Group Holdings Corp.

600 Washington Blvd

Stamford, CT 06901 USA

Coutts & Company

440 Strand, London WC2R 0QS

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street

St Helier, Jersey, Channel Islands JE4 8PJ

Shareholder information

Exhibit Index

Exhibit Number	Description
1.1

Memorandum and Articles of Association of The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit 1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (File No. 1-10306))

2.1

Form of Deposit agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder (previously filed and incorporated by reference to Exhibit 1 to the Group’s Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007))

2.2

Form of American Depositary Receipt for ordinary shares of the par value of £1 each (previously filed and incorporated by reference to the prospectus filed pursuant to Rule 424(b)(3) (filed on 7 June 2012) relating to the Group’s Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007))

2.3

Letter dated 12 May 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts (previously filed and incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306))

2.4

Neither The Royal Bank of Scotland Group plc nor NatWest Markets plc is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. Each of The Royal Bank of Scotland Group plc and NatWest Markets plc hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission

4.1

Service agreement for Ross McEwan, Group Chief Executive, dated 30 September 2013 (previously filed and incorporated by reference to Exhibit 4.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 (file No. 1-10306))

4.2	Service Agreement for Katie Murray, Chief Financial Officer, dated 1 February 2019
4.3	Letter of Appointment for Howard Davies, Non-Executive Director and Chairman, dated 30 May 2018
4.4	Letter of Appointment for Michael Rogers, Non-Executive Director, dated 30 May 2018
4.5	Letter of Appointment for Frank Dangeard, Non-Executive Director, dated 30 May 2018
4.6	Letter of Appointment for Mark Seligman, Non-Executive Director, dated 30 May 2018
4.7	Letter of Appointment for Dr. Lena Wilson, Non-Executive Director, dated 30 May 2018
4.8	Letter of Appointment for Patrick Flynn, Non-Executive Director, dated 26 April 2018
4.9	Letter of Appointment for Alison Davis, Non-Executive Director, dated 30 May 2018
4.10	Letter of Appointment for Brendan Nelson, Non-Executive Director, dated 30 May 2018
4.11	Letter of Appointment for Morten Friis, Non-Executive Director, dated 30 May 2018
4.12	Letter of Appointment for Robert Gillespie, Non-Executive Director, dated 30 May 2018
4.13	Letter of Appointment for Baroness Sheila Noakes, Non-Executive Director, dated 30 May 2018
4.14	Standard Terms of Appointment for Non-Executive Directors
4.15	Form of Deed of Indemnity for Directors
4.16	Framework Agreement dated 28 September 2018 relating to the Royal Bank of Scotland Group Pension Fund.
4.17(1)

Acquisition and contingent capital agreement dated 26 November 2009 among The Royal Bank of Scotland Group plc and The Commissioners of Her Majesty’s Treasury (previously filed and incorporated by reference to Exhibit  4.19 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306))

Shareholder information

4.18(1)

State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit  4.25 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306))

4.19(2)	Framework and State Aid Deed dated 25 April 2018, among The Commissioners of Her Majesty’s Treasury, Banking Competition Remedies Limited and The Royal Bank of Scotland Group plc
4.20(2)	Trust Deed dated 25 April 2018, between the Banking Competition Remedies Limited and The Royal Bank of Scotland Group plc
4.21(2)	Deed of Indemnity dated 25 April 2018, between The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
4.22

Relationship Agreement, dated 7 November 2014 among Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (Previously filed and incorporated by reference to Exhibit  4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (File No. 1-10306))

4.23	Share Purchase Deed dated 7 February 2019 between The Royal Bank of Scotland Group Plc and The Commissioners of Her Majesty’s Treasury.
8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm (Ernst & Young LLP)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

Notes:

(1)	Confidential treatment has been granted.

(2)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Katie Murray

Chief Financial Officer

28 February 2019