Form 20-F
period 2019-12-31
ROYAL BANK OF SCOTLAND GROUP PLC
filed 2020-02-27
CIK 844150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Jan Cargill, Chief Governance Officer and Board Counsel, Tel: +44 (0) 131 626 3860, Fax: +44 (0) 131 626 3081

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered

American Depositary Shares, each representing 2 ordinary shares, nominal value £1 per share	RBS	New York Stock Exchange
Ordinary shares, nominal value £1 per share		New York Stock Exchange*
American Depositary Shares Series U each representing one Non-Cumulative Dollar Preference Share, Series U	RBS	New York Stock Exchange
Dollar Perpetual Regulatory Tier 1 Securities	RBSP1	New York Stock Exchange
5.625% Senior Notes due 2020	RBS20A	New York Stock Exchange
6.125% Senior Notes due 2021	RBS21	New York Stock Exchange
6.125% Subordinated Tier 2 Notes due 2022	RBS22	New York Stock Exchange
6.000% Subordinated Tier 2 Notes due 2023	RBS23A	New York Stock Exchange
6.100% Subordinated Tier 2 Notes due 2023	RBS23	New York Stock Exchange
5.125% Subordinated Tier 2 Notes due 2024	RBS24	New York Stock Exchange
Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2029	RBS29A	New York Stock Exchange
3.875% Senior Notes due 2023	RBS23B	New York Stock Exchange
3.498% Fixed Rate / Floating Rate Senior Notes due 2023	RBS23D	New York Stock Exchange
4.519% Fixed Rate / Floating Rate Senior Notes due 2024	RBS23A	New York Stock Exchange
4.269% Fixed Rate / Floating Rate Senior Notes due 2025	RBS25	New York Stock Exchange
4.892% Fixed Rate / Floating Rate Senior Notes due 2029	RBS29	New York Stock Exchange
5.076% Fixed Rate / Floating Rate Senior Notes due 2030	RBS30	New York Stock Exchange
4.445% Fixed Rate / Floating Rate Senior Notes due 2030	RBS30A	New York Stock Exchange
Senior Floating Rate Notes due 2023	RBS23C	New York Stock Exchange
Senior Floating Rate Notes due 2024	RBS24B	New York Stock Exchange

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2020   Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2021   Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025   Irish Stock Exchange

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1 each 11% cumulative preference shares 5½% cumulative preference shares Non-cumulative dollar preference shares, Series U	12,093,909,192 500,000 400,000 10,130

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-Accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new ore revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issues by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information Selected financial data Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	52-57, 198-203, 272-284 Not applicable Not applicable 43-45, 286-300
4	Information on the Company History and development of the Company Business overview Organisational structure Property, plant and equipment	5-9, 13, 50, 110, 204-205, 212-215, 241, 250, 311-312, 318-320 1-46, 54, 110-112, 117-130, 272, 301-302 22, 50-51, 129, Exhibit 8.1 8,11, 16, 18, 38-42, 205, 246-248
4a	Unresolved Staff Comments	Not applicable
5

Operating and Financial Review and Prospects

Operating results

Liquidity and capital resources

Research and development, patents, licences etc

Trend information

Off-balance sheet arrangements

Tabular disclosure of contractual obligations

1-42, 50-63, 176-191 4-9,11-12, 15-18, 22-28, 32, 176-180, 210-220, 257 13, 52-53, 122-133, 177, 198-203,224-227, 237-240, 242-243 Not applicable 1-45, 50-51 126, 134, 144, 251-257 130-133, 246,251
6	Directors, Senior Management and Employees Directors and senior management Compensation Board practices Employees Share ownership	46, 64-65, 111 81-107, 216-220, 258 46, 64-80, 110-112 33-37, 47, 201-202 92-104, 204, 210-212
7	Major Shareholders and Related Party Transactions Major shareholders Related party transactions Interests of experts and counsel	111, 301, 303-304 258-259 Not applicable
8	Financial Information Consolidated statements and other financial information Significant changes	50-63, 198-203 2, 259
9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders Dilution Expenses of the issue	111, 244-245, 307 Not applicable 108-109, 307 Not applicable Not applicable Not applicable
10

Additional information

Share capital

Memorandum and articles of association

Material contracts

Exchange controls

Taxation

Dividends and paying agents

Statement of experts

Documents on display

Subsidiary information

Not applicable 311-318 303-304 310 309-310 Not applicable Not applicable 318 Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	120, 125, 129, 134-175, 176-186, 224-238, 272-283
12	Description of Securities other than Equity Securities	285

SEC Form 20-F cross reference guide continued

Item	Item Caption	Pages
PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	43-46, 72-78, 108-109, 193-197, Exhibits 12.1 and 12.2
16	[Reserved]
16a	Audit Committee financial expert	72
16b	Code of ethics	6-9, 11, 29-36, 114, 301
16c	Principal Accountant Fees and services	74, 220
16d	Exemptions from the Listing Standards	Not applicable
16e	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16f	Change in Registrant’s Certifying Accountant	Not applicable
16g	Corporate Governance	46, 64-69, 110-113
16h	Mine Safety Disclosure	Not applicable

PART III
17	Financial Statements	Not applicable
18	Financial Statements	193-266
19	Exhibits	321-322

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

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets; implementation of the RBS Group’s strategy; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the RBS Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; the RBS Group’s exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group’s strategy or operations, which may result in the RBS Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the RBS Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the RBS Group’s 2019 Annual Report on Form 20-F and other risk factors and uncertainties discussed in this document. These include the significant risks for the RBS Group presented by: strategic risk (including in respect of: the implementation and execution of the RBS Group’s Purpose-led Strategy, including as it relates to the re-alignment of the NWM franchise and the RBS Group’s climate ambition and the risk that the RBS Group may not achieve its targets); operational and IT resilience risk (including in respect of: the RBS Group being subject to cyberattacks; operational risks inherent in the RBS Group’s business; exposure to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes; the RBS Group’s operations being highly dependent on its IT systems; the RBS Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the RBS Group’s risk management framework; and reputational risk), economic and political risk (including in respect of: prevailing uncertainty regarding the terms of the UK’s withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and global markets; climate change and the transition to a low carbon economy; HM Treasury’s ownership of RBSG plc and the possibility that it may exert a significant degree of influence over the RBS Group; changes in interest rates and changes in foreign currency exchange rates), financial resilience risk (including in respect of: the RBS Group’s ability to meet targets and make discretionary capital distributions; the highly competitive markets in which the RBS Group operates; deterioration in borrower and counterparty credit quality; the ability of the RBS Group to meet prudential regulatory requirements for capital and MREL, or to manage its capital effectively; the ability of the RBS Group to access adequate sources of liquidity and funding; changes in the credit ratings of RBSG plc, any of its subsidiaries or any of its respective debt securities; the RBS Group’s ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the RBS Group’s financial statements to underlying accounting policies, judgments, assumptions and estimates; changes in applicable accounting policies; the value or effectiveness of any credit protection purchased by the RBS Group; the level and extent of future impairments and write-downs, including with respect to goodwill; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the RBS Group’s businesses being subject to substantial regulation and oversight; the RBS Group complying with regulatory requirements; legal, regulatory and governmental actions and investigations (including the final number of PPI claim and their amounts); the replacement of LIBOR, EURIBOR and other IBOR rates to alternative risk free rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the RBS Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

In this document, ‘RBSG plc’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or ‘RBS Group’ refers to RBSG plc and its subsidiaries.

Any information contained on any websites linked or report references in this report is for information only and shall not be deemed to be incorporated by reference in this report.

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

RBS filed a Form 6-K on 30 April 2019 to restate or represent certain disclosures in RBS Group’s Annual Report on Form 20-F for the year ended 31 December 2018, filed on 28 February 2019, in connection with the re-segmentation completed in Q1 2019 and effective from 1 January 2019 and changes in reporting standard IAS12 ‘Income taxes’ effective from 1 January 2019.

Any information contained on websites linked or reports referenced in this Annual Report on Form 20-F is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

As described in the accounting policies on pages 204 to 208, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Measure	Basis of preparation	Additional analysis or reconciliation
RBS return on tangible equity	Profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners’ equity.	Table I on page 268
RBS return on tangible equity excluding FX recycling gain

Profit for the period attributable to ordinary shareholders, adjusted for FX recycling gain, for the period divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners’ equity.

Table I on page 268
Segmental return on equity

Segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).

Table I on page 268
Operating expenses analysis – management view

The management analysis of strategic disposals in other income and operating expenses shows strategic costs and litigation and conduct costs in separate lines. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Table II on page 269
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table III on page 269
Commentary – adjusted periodically for specific items

RBS and segmental business performance commentary have been adjusted for the impact of specific items such as the Alawwal bank merger, FX recycling gains, push payments fraud costs, strategic, litigation and conduct costs (detailed on pages 55 to 56).

Notable items - page 55 Notable items within expenses - pages 56
Bank net interest margin (NIM)	Net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element.	Table IV on page 270

Performance metrics not defined under IFRS(1)

Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table V on page 270
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 57.
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Pages 58 to 62.
Funded assets	Total assets less derivatives.	Pages 59 and 63.
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 56.

Note:

(1)     Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

In Q1 2019,  RBS introduced a new adjusted performance metric, Bank NIM, which is calculated as RBS net interest income and interest-earning assets less NWM net interest income and interest-earning assets. Bank NIM is believed by management to more accurately reflect the performance of the business as net interest income is not considered a main income stream for the NWM segment.

Strategic report
2019 highlights and our future strategy
Performance against our 2019 targets	4
Chairman’s statement	5
Group Chief Executive’s statement	7
Our Purpose-led strategy	11
Outlook	13
2019 Performance at a glance	15
How we do business
Our operating environment	17
How we create value	19
Our businesses & performance	22
Building a more sustainable bank
Our Values	29
Stakeholder engagement	30
Our Customers	31
Our Colleagues	33
Climate-related financial disclosures	38
Risk Management
Risk overview	43
Top and Emerging Risks	45
Governance and compliance
Governance at a glance	46
Board engagement with stakeholders	47
Business Review	50
The financial performance of our business and our operating segments.
Governance	64
A detailed review of our corporate governance and remuneration, including the Report of the directors and annual report on remuneration.
Capital and risk management	114
Disclosures on our capital, liquidity and funding position and a detailed overview of the management of key risks relating to our business operations.
Financial Statements	192
Our audited financial statements and related notes, including our report of independent registered public accounting firm.
Risk Factors	286
A description of certain risk factors that could adversely affect our future results, financial condition and prospects and cause them to be materially different.

We are a financial services company, providing a wide range of products and services to personal, commercial, large corporate and institutional customers.

Approval of Strategic Report

The Strategic Report for the year ended 31 December 2019 set out on pages 3 to 49 was approved by the Board of directors on 13 February 2020.

By order of the Board

Company Secretary Jan Cargill
13 February 2020

Chairman	Howard Davies

Executive directors Alison Rose-Slade
Katie Murray
Non-executive directors	Frank Dangeard	Baroness Noakes
	Alison Davis	Mike Rogers
	Patrick Flynn	Mark Seligman
	Morten Friis	Lena Wilson
Robert Gillespie

Approach to non-financial performance reporting

We note the requirements under the provisions of the Companies Act 2006, relating to the preparation of the Strategic Report which have been amended by the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016, which implements EU Directive 2014/95/EU (on non-financial and diversity information). As a result of these changes, we have integrated non-financial information across the Strategic Report, thereby promoting cohesive reporting of non-financial matters. These include specific sections on where readers can read more on our business model and policies (How we do Business; Building a more sustainable bank), due diligence and outcome of such policies (Governance and compliance), principal risk and mitigatory actions (Risk Management), and performance measures (2019 highlights and our future strategy). We have also begun reporting in accordance with guidance from the International Integrated Reporting Council and the recommendations of the Taskforce on Climate-related Finance Disclosures (TCFD) (Climate-related financial disclosures).

Further information on environmental, social, employee and human rights matters, together with detailed information on our sustainability performance can be found on our Sustainable Banking web pages on rbs.com

Assurance

The scope of work performed by the RBS Group’s independent auditor as part of their review of other information included in the 2019 Annual Report on Form 20-F is described in the report of independent registered public accounting firm to the members of The Royal Bank of Scotland Group plc on pages 193 to 197.

In addition, The Royal Bank of Scotland Group plc appointed Ernst & Young LLP to provide limited independent assurance over selected sustainability content marked with (*) within the Strategic Report, as at and for the year ended 31 December 2019.

The assurance engagement was planned and performed in accordance with the International Standard for Assurance Engagements (ISAE) 3000 Revised, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information. An opinion was issued and is available on rbs.com. This opinion includes details of the scope, respective responsibilities, work performed, limitations and conclusion.

2019 highlights and our future strategy

Performance against our 2019 targets

We are building a simple, safe and more customer focused bank

Key
- Customer experience
- Simplifying the bank
- Supporting sustainable growth
- Employee engagement
- Strength and sustainability

Customer experience

Digitally active users (Mobile)

7.0m

2018 | 6.4m

Two place improvement in CMA rank for both NatWest and Royal Bank of Scotland brands [1]

Personal CMA ranking

	NatWest	Royal Bank of Scotland
2019	7th	16th
Change	+2	-1
2018	9th	15th

Commercial NPS ranking

	NatWest [2]	Royal Bank of Scotland [3]
2019	No.1	No.3
Change	—	—
2018	No.1	No.3

Simplifying the bank

Reduce operating expenses by c.£300 million [4]

£310m

2018 | £278m

Supporting sustainable growth

Grow net lending in our retail and commercial business by 2-3% [5]

£293.8bn

+3.7%

£283.4bn

Employee engagement

Improve employee engagement

87%

+1%

86%

Strength and sustainability

Paid and proposed dividend per share in 2019

22p

2018 | 13p

Total paid and proposed dividend to shareholders in 2019

£2.7bn

£1.6bn

Of which: will be returned to the UK taxpayer

£1.7bn

£1.0bn

Operating profit before tax

£4,232m

+£873m

2018 | £3,359m

Progressing towards c.14% CET1 capital ratio [6]

16.2%

16.2%

Notes:

(1) CMA scores for NatWest Personal and Royal Bank of Scotland Personal as at August 2018/2019 reflecting the CMA reporting cycle.

(2) England & Wales: £2 million plus turnover of the five largest banks.

(3) Scotland: £2 million plus turnover of the three largest banks.

(4) Total operating expenses reduced by £320 million (2018 – £756 million). Reduction in total operating expenses excluding litigation and conduct costs of £895 million (2018 – £1,282 million) and strategic costs of £1,381 million (2018 – £1,004 million).

(5) Comprises customer loans in our UK Personal Banking, Ulster Bank RoI, Commercial Banking and Private Banking operating segments.

(6) Based on end-point Capital Requirements Regulation (CRR) Tier 1 capital and leverage exposure under the CRR Delegated Act.

2019 highlights and our future strategy

Howard Davies

Chairman

2019 was another year of positive progress for the Bank, set against ongoing political and economic uncertainty.

Dear shareholders,

2019 was another year of progress for the Bank, set against ongoing political and economic uncertainty. Further cost reduction, increased lending to our personal and business customers and more dividends for our shareholders are all good outcomes. I am also very pleased that we appointed Alison Rose as Group CEO. Alison brings a wealth of experience from many different roles in the Group and the Board and I look forward to continuing to work with her as we strive to improve the Bank for our customers.

On behalf of the Board, I would like to thank Ross McEwan for his immense commitment to RBS throughout his tenure here. The Bank has undergone a substantial transformation, and his leadership was fundamental. I am confident that the work he did during his time here has set us up well for the future.

Renaming the RBS Group

Today, we have announced that we plan to rename our parent company. The Royal Bank of Scotland Group plc is intended to be renamed NatWest Group plc later this year. As we evolve our strategic plan, the Board has decided that it is the right time to align the parent name with the brand under which the great majority of our business is delivered. Customers will see no change to products or services as a result of this change and will continue to be served through the brands they recognise today, including the Royal Bank of Scotland. Similarly, our employees will also see no change to the way they work and we will not be moving people out of Scotland as a result of this change.

Economic outlook and 2019 financial performance

Uncertainty continues to dominate the political and economic environment. We await further details of the future terms of trade between the EU and UK and what they mean for both the Bank and its customers. The UK economy slowed in 2019 with GDP growth of 1.2% in the year. That was accompanied by lower business investment and slowing house price growth. More encouragingly, unemployment is low and impairments remain very low.

The low interest rate environment continues to challenge income growth for UK and European banks. Despite that pressure, the Bank delivered a solid performance, generating a pre-tax operating profit of £4.2 billion and an attributable profit of £3.1 billion or £1.6 billion excluding the FX recycling gain following the merger of Alawwal Bank with Saudi British Bank (SABB). Our stake in Alawwal Bank was a position we have been working to unwind for a number of years as we have refocused on the UK & Republic of Ireland. Another

2019 highlights and our future strategy

significant item was an additional charge of £900 million relating to PPI, as, along with other banks, we experienced a significantly higher number of claims than expected as we approached the FCA’s 29 August 2019 deadline.

The Bank reduced its operating costs while maintaining a sound control environment. In 2019, operating expenses reduced by £320 million (2018 - £756 million). Costs, excluding strategic, litigation and conduct costs, reduced by £310 million, taking the cumulative cost reduction to £4.5 billion since 2014. The Bank’s balance sheet remains strong, and we obtained a clear pass in the Bank of England stress test in December 2019. Our Common Equity Tier 1 ratio – the key measure of financial strength – is the highest of the major UK banks.

Shareholder returns

We are pleased to announce that, subject to shareholder approval at the Annual General Meeting, we will pay a final ordinary dividend of 3 pence per share and a special dividend of 5 pence per share. This year, our total ordinary dividend of 5 pence per share is excluding the post-tax FX recycling gains of £1.6 billion, given this is purely an accounting adjustment. If approved, this will mean that we have returned £4.2 billion in capital to shareholders since we resumed dividend payments in 2018, of which £2.6 billion has gone to the UK taxpayer.

Looking ahead, we expect to maintain ordinary dividends of around 40% of attributable profit and retain approval from shareholders to buy back shares - equivalent to 4.99% of the RBS Group’s issued share capital - from HM Treasury. Any buyback of these shares will be at the discretion of HM Treasury, but the Board believes that participating in government share sales in the future is an excellent mechanism to return excess capital to shareholders in an efficient way.

Becoming more diverse and inclusive

Our renewed sense of purpose is reflected in continued efforts to become more diverse and inclusive. We are making progress towards our goal of having at least 30% senior women in our top three leadership layers in each of our businesses by 2020 and to be fully gender balanced across the Bank by 2030.

Since the introduction of our targets, we have seen an increase in the proportion of women in senior roles. Currently the top three leadership levels in 10 of our 12 business areas have more than 30% women. On aggregate across the entire Bank, that translates to women filling 35% of roles in the top three leadership levels – a 6% increase since targets were introduced.

In our top 4,000 leadership positions, female representation has improved, with 44% women in those roles. That is a 12% increase over the same timeframe. So we are making progress but must continue with momentum to meet our ambition of having a fully gender balanced workforce at all levels of the organisation by 2030.

We also continue to focus on building an ethnically diverse organisation. Our plan involves positive action and includes reciprocal mentoring, targeted development workshops and leadership programmes and ensuring we have a Black, Asian and Minority Ethnic (BAME) focus on recruitment, talent identification and promotion. We introduced formal UK targets at the start of 2018 to improve the representation of BAME/non-white colleagues in our top four leadership layers to at least 14% by 2025. At the end of 2019 we had 9% BAME/non-white colleagues in those layers and employed 15% BAME/non-white staff across the UK.

Listening to and engaging with stakeholders

During 2019, we conducted regular engagement with a broad range of stakeholders, ensuring their views informed our discussion and thinking. Engagement included visits and the ‘Meet the Board’ event with colleagues. Our Colleague Advisory Panel (CAP) met twice in 2019, providing a valuable mechanism for colleagues to gain a greater understanding of the Board’s role and provide feedback to directors. Two-way communication is crucial for both colleagues and Board members and embodies the open and inclusive culture of the Bank. Furthermore, we hold regular retail shareholder events, where shareholders can ask questions to a panel of executives and Non-Executive Directors and learn more about the business, our progress to date and our plans for the future. We held two such events during 2019, one of which was our first virtual shareholder evening.

Board changes

In addition to the change of Group CEO, Brendan Nelson stepped down as a non-executive director on 25 April 2019. Patrick Flynn succeeded Brendan as Chairman of the Group Audit Committee. Aileen Taylor left the role of Chief Governance & Regulatory Officer and Board Counsel, and Company Secretary on 5 August 2019 following 19 years with RBS. Jan Cargill, previously Deputy Secretary and Director, Corporate Governance, has very successfully stepped up to the role of Chief Governance Officer and Company Secretary. I would like, once again, to thank Brendan and Aileen for their contributions to the Bank over many years.

Conclusion

Today marks an exciting and important moment for the Bank, our customers and our shareholders, as we look forward and set out how our strategy will evolve over the coming years. By building on solid foundations, putting a focus on Purpose at the centre of our decision making and refreshing our approach to deliver a better service for customers, we will create a more sustainable Bank, and in turn more sustainable returns, for you, our shareholders.

We are pleased to announce that, subject to shareholder approval at the Annual General Meeting, we will pay a final ordinary dividend of 3 pence per share and a special dividend of 5 pence per share.

2019 highlights and our future strategy

Alison Rose

Group Chief Executive

We champion potential, helping people, families and businesses tothrive.

Dear shareholders,

It is a privilege to be writing to you as CEO of the company that I joined as a graduate more than 25 years ago. I am truly excited by the opportunity to lead the Bank as we set out a new commitment to become a Purpose-led organisation, which will champion the potential of people, families and businesses across the communities we serve.

A period of unprecedented disruption

We, like our customers, are living in a period of unprecedented disruption – whether it is the struggle to get on the housing ladder or starting a business, the rapid growth of disruptive technology, an ageing population, the emergence of the gig economy or the existential impact of climate change. The way people live is changing, and their expectations of companies are changing too. I firmly believe in response, we have to adopt a new approach that moves away from a view that is defined by products and transactions, and uses the strength of the relationships we have with all of our stakeholders as the real test of our progress.

This disruption is happening against the backdrop of a highly uncertain economic environment. UK economic growth remains subdued, compared to its historic trend, and interest rates are likely to be lower for longer. This has an impact on our ability to generate net interest income. Business confidence continues to be affected by the UK’s departure from the EU as our customers await certainty over the future terms of trade. Consumer confidence on the other hand continues to be supported by a relatively strong UK employment market and we are seeing good volumes in our mortgage business as a result. We still see opportunities to grow in our key target markets despite some of these challenging trends.

Purpose-led organisation – Building more sustainable returns

Today marks a new era, as we provide an update to our plans and a new Purpose for the Bank that will help us become a more sustainable business, delivering better outcomes for our customers and our shareholders.

We are privileged to play a central role in the UK economy. That brings with it, a deep responsibility to the communities we serve and to wider society. That is why we have a refreshed Purpose:

We champion potential, helping people, families and businesses to thrive.

We won’t get everything right every time, but this simple expression will be the standard to which we will hold ourselves.

Sustainable returns, however, can only come from a sustainable business model and building a Purpose-led bank must underpin the services we provide.

2019 highlights and our future strategy

It also means we must play our role in tackling the issues which hold people, families and businesses back.

The Board and management team have worked together to define an approach to becoming a Purpose-led organisation based on balancing the interests of all our stakeholders. As part of this, we have worked with the not-for-profit organisation a Blueprint for Better Business.

We have informed our approach using their framework that identifies the need to be: Honest and Fair with Customers and Suppliers; A Good Citizen; A Guardian for Future Generations; and A Responsible and Responsive Employer as key drivers to becoming a more sustainable business. In addition, we have analysed what is driving the changes in our own customer behaviours and the subsequent trends borne from their experiences. This forms the building blocks for the plans we are setting out today.

It is essential that our Purpose underpins our strategy and the decisions we make on the future direction of the business. At a practical level, we have been reviewing how to embed Purpose within Board forums and processes to ensure it is a central part of how we work. We are very clear that our Purpose must apply across the whole organisation and to everything we do. We are also clear that getting this right will take time.

Three initial areas of focus where we can make a substantial impact

We have identified three areas of focus where we can make a substantial impact in addressing challenges that threaten to hold people, families and businesses back:

•             Enterprise, and the barriers that too many face to starting a business;

•             Learning, and what we can do to improve financial capability and confidence for our customers, as well as establishing a dynamic learning culture for our employees; and

•             Climate, and the role we can play in accelerating the transition to a low carbon economy.

We have set out some significant ambitions across these three areas that will deliver important benefits for our customers and the wider economy.

An ambition to take the lead in combating the causes of climate change

Today, we are setting a bold new ambition – to be a leading bank in the UK & Republic of Ireland helping to address the climate challenge; by making our own operations net carbon zero in 2020 and climate positive by 2025, and by driving material reductions in the climate impact of our financing activity. We are setting ourselves the challenge to at least halve the climate impact of our financing activity by 2030, and intend to do what is necessary to achieve alignment with the 2015 Paris Agreement.

This will be a significant challenge as we, like others, do not yet fully understand what this will require and how it will be achieved, not least as there is currently no standard industry methodology or approach. Solving this will require UK and international industry, regulators and experts to come together and find solutions. We are determined to not just play our part, but to lead on the collaboration and co-operation that is so critical to influencing the transition to a low carbon economy.

As a systemic UK bank, we must play an active role and these market leading ambitions underline our position. This is not only the right thing to do, it will give us the opportunity to do more business with our customers, as they transition to a low carbon economy.

We are already taking positive steps in the right direction. This year we became one of the Founding Signatories of the United Nations Environment Programme Finance Initiative (UNEP FI) Principles for Responsible Banking, committing to begin strategically aligning our business with the UN Sustainable Development Goals (SDGs) and the 2015 Paris Agreement. We have been reviewing specific SDGs with relevance to our Purpose focus areas of Climate Change, Enterprise and Learning.

The Bank continues to support the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) - a voluntary set of guidelines encouraging consistent climate-related disclosures in annual reporting. In 2019, we were one of the first companies worldwide to commit to all the Climate Group initiatives on electric vehicles (EV100), energy productivity (EP100), and renewable power (RE100).

In November 2019 we issued the first exclusively social bond under ICMA’s Social Bond Principles in the UK by any financial institution. The impact of the lending funded by this bond will be reported 12 months after issuance, measuring the number of jobs created and retained in some of the UK’s most deprived areas.

This is good progress, but we can, and will, do more.

Improving financial confidence and becoming a learning organisation

We also know that we have a responsibility to help our customers improve their financial confidence. Our UK-wide financial education programme, MoneySense has now been running for 25 years. We can help children in schools and at home understand the value and importance of finance from an early age. We will target reaching 2.5 million people through financial capability interactions each year. The more confidence our customers have, the more opportunity we will have to provide services to them.

I also want to build the confidence and capability of our employees. We already have one of the most qualified workforces in the UK. Today I am setting a target to have all front-line staff professionally accredited within the first twelve months of being in role.

Removing barriers to enterprise

As the largest supporter of UK business, we already offer a wide range of support to those who want to start a new business. But we also know that for many, it remains harder than it should be. We are committed to helping create an additional 50,000 new businesses across the UK by 2023, through inspiring and supporting over 500,000 people to consider enterprise as a career option.

Our focus will be on under-represented populations, with women making up at least 60% of those we support and more than 20% being Black, Asian, Minority Ethnic-led businesses. We will also make sure that at least 75% of the people we support are in regions outside of London

2019 highlights and our future strategy

and the South East. By helping to tackle the barriers to starting a business, there will be more opportunities to help companies grow.

Starting with strong foundations, but with much more to do

We have built strong foundations, but our performance doesn’t yet match its full potential and we need to support our customers better at the key moments in their lives. This means running a bank that is safe, simple and smart – supporting our customers with what they need and also making some tough choices in order to deliver for shareholders and colleagues.

Safe

Safety and soundness must underpin everything we do. Intelligent risk-taking is why banks exist - to find valuable and sustainable uses for the resources in the economy, and to help customers achieve their ambitions. We have strong capital and liquidity positions and are well placed to help our customers succeed. In today’s digital world, our operational resilience and keeping our customers’ data safe are top priorities. We can never lose sight of this, even as we look to grow. We have announced today that we will reduce our Common Equity Tier 1 ratio (CET 1) over the medium to long-term to around 13-14%. This will ensure that the Bank remains safe, and also allow room for further capital distributions.

Simple

We are still too complicated for our customers. Much of the potential value in this Bank is locked in business lines and business models that are too complex and generating too little return. This complexity also creates ‘bad costs’ – costs that provide no benefit to customers.

This applies to parts of our NatWest Markets business, where we have shrunk over time but we could do more to increase its focus on our corporate and institutional customers and their needs.

Today we are announcing that we will reduce the size of this business by around half, as measured by Risk Weighted Assets, managing down and optimising low-returning capital and inefficient activities. We will build a much smaller and simpler part of the business which will bring customers closer to the services they need, reduce costs and release capital for shareholders.

This action will refocus our NatWest Markets products and services on our corporate and institutional customers. We estimate that for 2019, our corporate and institutional customers represented around £75 billion of Risk Weighted Asset equivalents but only generated returns of around 2% on an underlying basis and excluding strategic costs and litigation and conduct costs. We believe that as we refocus NatWest Markets, corporate and institutional customers in the medium to long term will represent around £60 billion of Risk Weighted Asset equivalents and returns will improve to around 8%.

Driving out bad costs also means simplifying our core customer journeys, like our account opening and lending application processes. Aligning and accelerating the transformation of these with more automation and less manual processing will save money, deliver better controls and improve service.

We are targeting an overall cost reduction this year of £250 million.

Smart

Taking a disciplined approach to cost means we can make smart investment choices, investing to improve our services across our retail and commercial customer bases. We will continue to explore the potential for partnerships across industries, and within banking, that can help us innovate faster and ensure our investment is wisely spent.

We already have strong relationships with millions of customers in this country, but we can deepen them even further by building propositions that provide support throughout their financial lives. This may mean looking to increase our presence in certain areas including through partnerships, where relevant, to ensure we are helping our customers meet their needs and ambitions.

In recent years we have dramatically increased the focus on innovation across the Bank. This has positioned us well with partners, opened up new income lines and helped improve our time-to-market in a number of critical areas. There is an amazing opportunity for NatWest to use its brand and market presence to connect new technology solutions with the problems that hold back potential in the personal, professional and business lives of our customers.

This must, however, also be matched by the financial discipline to call time on ventures that don’t deliver and that can’t deliver a big enough impact for our customers and investors.

By simplifying our innovation focus, and being disciplined on the internal allocation of capital, we will strengthen the core of the Bank. By making smarter investments in services for our customers we will deepen our leading positions in personal, business, commercial and corporate banking.

Delivering sustainable returns

Championing the potential of people, families and businesses is not an add-on to our strategy, it is our strategy. I firmly believe this new Purpose-led approach is what will deliver reliable returns for our shareholders, year in, year out.

We will target a return on tangible equity of 9%-11% from a CET 1 ratio of 13%-14% in the medium to long-term. Subject to shareholder approval of our 2019 final and special dividends, we will have returned £4.2 billion to shareholders, with £2.6 billion returned to UK taxpayers since 2018. We have a clear plan to continue to return capital to our shareholders over time.

I know from experience, that we only succeed when our customers and wider communities succeed. I am confident that the strategy I have outlined will deliver sustainable long-term shareholder returns and will also build a Bank that the UK and Republic of Ireland can be proud of. We will create lasting value when we champion the potential of those we serve. That is our Purpose and our Strategy.

We are privileged to play a central role in the UK economy. That brings with it a deep responsibility to the communities we serve and to wider society.

Championing enterprise and female entrepreneurs

As we build a purpose-led bank that champions the potential of people, families and businesses up and down the country, we are focusing on the areas where we can have the biggest positive impact across society. By tackling the most important issues facing our entrepreneurs, we can make a real difference to those who need it most.

Our recent announcement of a £1 billion fund to support female entrepreneurs in the UK to scale and grow is just one way that we can help make a positive impact. Open to both new and existing customers, the funding represents new lending into the UK economy and is intended to go some way to closing the gap with male entrepreneurs.

10

2019 highlights and our future strategy

Our Purpose-led strategy

A purpose-led bank responding to the changing needs of all stakeholders.

Being purposeful is about recognising our business is made up of a network of relationships with multiple stakeholders with different interests. To be purpose-led and create long term sustainable value we need to balance appropriately the interests of all stakeholders and move from being transactional to relationship focused.

Purpose will sit at the core of all our decision making, and we will aspire to live by it every day. Delivering on our Purpose will create longer-term, deeper relationships with our customers helping them to thrive throughout their lives. When our customers succeed, our communities succeed, our economy thrives and we too succeed.

Our Purpose

We champion potential, helping people, families and businesses to thrive

As part of our shift to being purpose-led there are currently three key areas where we believe our business and role in society means we can make a meaningful contribution.

Our areas of focus Our Ambition Our targets[1] Our initial areas of focus contribute to UN Sustainable Development Goals

2019 highlights and our future strategy

Our purpose-led approach is supported by our Strategic Priorities, taken together with our Bank-wide Financial Targets1, these set out how we will create value and deliver sustainable financial returns for the benefit of all our stakeholders.

2019 highlights and our future strategy

Outlook(1)

RBS, like all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. Our central economic forecast, which supports our corporate plan, is in line with consensus as at the end of December 2019 and shows average UK GDP growth of around 1.6% from 2019 to 2023 and continued low interest rates; we expect a base rate cut in the short term and then flat thereafter. Given the current uncertainties we will continue to actively monitor and react to market conditions.

2020 Outlook

In the current environment, and recognising ongoing market uncertainty, we continue to expect challenges on income. In addition, we anticipate that regulatory changes will adversely impact income in our personal business by around £200 million.

We plan ongoing operating cost take-out by reducing operating expenses excluding strategic costs, litigation and conduct costs and operating lease depreciation costs by £250 million in 2020 compared with 2019. We expect to incur £0.8-1.0 billion of strategic costs during 2020 resulting from a refocusing of NatWest Markets and the continued resizing of the Group’s cost base. We anticipate that NatWest Markets exit, restructuring and disposal costs will be around £0.6 billion in 2020, with around £0.4 billion as disposal losses through income and £0.2 billion through strategic costs.

We expect to remain below our through-the-cycle impairment loss rate assumption of 30-40 basis points, although the potential impact on the real economy of ongoing political uncertainties and geopolitical tensions could affect our credit loss outcome. The threat from single name and sector driven events remains.

We are targeting lending growth of greater than 3% across our retail and commercial franchises.

We expect to end 2020 with risk weighted assets (RWAs) of around £185-190 billion including an estimated £10.5 billion increase associated with the implementation of Bank of England mortgage floors, with NatWest Markets RWAs reducing by around £6-8 billion in the year.

RBS Group (RBSG) capital and funding plans focus on issuing £2-4 billion of MREL-compliant instruments, of which we would expect around £1 billion to be issued under our Green, Social and Sustainable Bond Framework, up to £1.5 billion of AT1 and up to £2.5 billion of Tier 2 instruments. As in prior years, we will continue to target other funding sources to diversify our funding structure, including senior secured from NatWest Bank subject to funding and liquidity considerations.

Medium term outlook

We expect to achieve a return on tangible equity of 9-11% in the medium to long term. In addition, we expect ongoing operating cost take-out.

Within NatWest Markets franchise, we anticipate that RWAs will reduce to around £20 billion in the medium term, which, after accounting for strategic costs and disposal losses, is expected to be capital ratio accretive in year one and over the course of the transition plan period.

We anticipate that the overall RWA impact of Basel 3 amendments to be around 5-10% and phased across 2021 to 2023, with the details still subject to regulatory uncertainty on both quantum and timing.

RBS Group capital distributions

We expect to maintain ordinary dividends of around 40% of attributable profit. We retain our guidance of CET1 ratio to be approximately 14% at the end of 2021, and we will target a reduction to 13-14% in the medium to long term. We have shareholder and regulatory approval to carry out directed buybacks of the UK government stake in RBS but recognise that any exercise of this authority would be dependent upon HMT’s intentions and is limited to 4.99% of issued share capital in any 12 month period. As a reminder, we have also committed to make further pre-tax contributions to the pension scheme of up to £1.5 billion in aggregate from 1 January 2020 linked to future distributions to RBS shareholders.

NatWest Markets Plc

Whilst we have announced a refocusing of the business, NatWest Markets Plc remains a regulated entity and is targeting to maintain a CET1 ratio above 15%, MREL ratio of at least 30%, leverage ratio of at least 4%, and to reduce RWAs by around £14-18 billion in the medium term.

NatWest Markets Plc, as a standalone bank, plans to issue £3-5 billion of term senior unsecured instruments in 2020.

Note:

(1)    The targets, expectations and trends discussed in this section represent RBS Group’s and NatWest Markets Plc’s management current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 286 to 300 and on pages 143 to 156 of NatWest Markets Plc’s 2019 Annual Report and Accounts. These statements constitute forward-looking statements; refer to Forward-looking statements on page 1.

Addressing regional inequality through SME lending

As the biggest supporter of UK business, we are committed to addressing regional inequality and promoting economic growth, by supporting businesses to create and retain jobs in some of the UK's most deprived areas. In 2019, we issued an inaugural social bond to help conserve and create jobs in areas with the highest levels of unemployment and lowest job creation.

This was the first exclusively social bond issued under the International Capital Market Association's (ICMA) Social Bond Principles in the UK by any financial institution, and the first issuance under our Green, Social and Sustainable Bond Framework.

14

2019 highlights and our future strategy

2019 Performance at a glance

Strength and sustainability

Total income increased by £851 million, or 6.3%. Excluding notable items, income decreased by £813 million, or 6.3%.	Return on tangible equity of 9.4% for 2019 and 4.7% excluding FX recycling gains.

Maintained a CET1 ratio of 16.2% after accruing £2.7 billion of distributions to shareholders and a £0.4 billion post tax charge in respect of foreseeable pension contributions.	Ordinary dividend of 5 pence per share calculated from earnings, excluding FX recycling gains, of 13 pence per share.

Customer experience

2019 highlights and our future strategy

Simplifying the bank

In 2019, operating expenses reduced by £320 million (2018 - £756 million). Costs, excluding strategic, litigation and conduct costs, reduced by £310 million, ahead of target, despite incurring an additional £38 million of authorised push payment fraud costs in line with new industry practice.

RWAs reduced by £9.5 billion during 2019 to £179.2 billion, below our £185 – 190 billion guidance, in part reflecting a £4.7 billion reduction associated with the Alawwal bank merger.

Employee engagement

Our most recent colleague opinion survey showed further improvement in our key measure of engagement, we are above the global financial services norm in all comparable survey categories.	Colleague sentiment on inclusion is at an all time high at 91 points (10 points above the global financial services norm).

Supporting sustainable growth

How we do business

Our operating environment

Where to find outmore

Our operating environment continues to evolve at pace across economic, social, environmental, political, regulatory and technological boundaries. We consider external societal megatrends and the UN Sustainable Development Goals to inform our thinking and approach.

Economic and political landscape

The UK economy continued to slow in 2019 as uncertainty in relation to the UK’s exit from the EU weighed on activity. Interest rate and foreign exchange markets were also volatile in response to the changing political landscape. The uncertainty weighed on business investment and contributed to slowing house price growth. House prices fell modestly in London and the South East, but transaction levels remained relatively resilient. Low interest rates, very low unemployment and improving wage growth supported demand for mortgage lending. Consumer credit growth continued to gradually cool, influenced by regulatory interventions. Despite economic headwinds, impairments remained at very low levels across all portfolios. A slowing global economy and heightened geopolitical risks, particularly in regard to trade tensions, further complicated the outlook. Despite an uncertain economic outlook, RBS remained focused on meeting the diverse needs of customers locally, across the UK regions and internationally.

How we do business

Changing Customer Behaviour

Customers’ needs and behaviours are changing as a result of new technologies, demographic shifts and changing labour patterns. Key trends include the gig-economy which is resulting in changing working patterns and increasing use of new technologies resulting in faster and tailored customer service. RBS understands the importance of supporting customers’ needs and focusing on customer life journeys to tailor services and products that meet their evolving needs and expectations.

Climate Change

RBS recognises climate change as a top risk and strategic priority. Ensuring banks manage the financial risks associated with climate change has also risen up the regulatory agenda. Throughout 2019 work continued to integrate climate-related financial risks into the risk framework and to proactively support our customers transition to a low carbon economy.

Competition

The level of competition in the UK banking market remained intense in 2019 driven by a combination of technology, lower barriers to entry and regulation including Open Banking. The competitive landscape is evolving as fintech and large technology companies contribute to greater choice for how banking needs are met. RBS remained focused on innovation to evolve our business model and deliver first-class, compelling propositions to our customers. The launch of RBS’s new digital retail and business banks, Bó and Mettle, was a significant milestone in the evolution of our competitive offering.

Culture and Colleagues

The Bank’s long-term success depends on building and nurturing a healthy culture where colleagues are engaged, and where our working environment is underpinned by robust risk behaviours.

We are proud to be building an inclusive bank which is a great place for all colleagues to work. Culturally, becoming a learning organisation is a strategic priority. We need to prepare colleagues for the future and we continue to focus broader development on the Bank’s Critical People Capabilities.

Cyber Security

Disruptive cyber-attacks and fraud remained a growing threat to the industry in 2019. Significant investment continues to prevent, monitor and detect cyber-attacks and fraud. This includes participation in industry-wide initiatives to monitor and anticipate developments aimed at protecting our customers data and assets.

Demographics

Demographic shifts mean that the needs and behaviours of our customers are changing, amplified by rapid technological change. Key trends impacting our customers include retiring later and working longer, buying a house later in life and often with the support of family members and more focus on financial planning for retirement. RBS is committed to supporting the evolving needs of our customers ranging from helping first time buyers to supporting customers in vulnerable situations.

Financial Capability, Exclusion and Social Inequality

For RBS, supporting financial capability goes beyond delivering fair products and great service. It also means helping our customers, wider society and future generations to develop good money management skills so they are empowered to make better financial decisions. Against a backdrop of weaker economic growth and social inequality there is an increased focus on customers in vulnerable situations and/or precarious financial situations, supporting our diverse range of customers to access suitable banking services and products.

Operational Resilience

2019 has seen continued regulatory focus and media coverage on the operational competency of UK banks, including data breaches and technology failures. Ensuring operational resilience remained a commercial imperative for RBS. To provide continuity of service for customers with minimal disruption, RBS must continue to monitor and assess a diverse and evolving array of threats, both external and internal, as well as developing, strengthening or adapting existing control capability to be able to absorb and adapt to such disruptions.

Regulation

RBS operates in a highly regulated market which continues to evolve in scope to include competition, financial risks from climate change, customer vulnerability, operational resilience and cyber-attack. The Bank seeks to comply with all regulation and welcomes the positive impact on customers and other stakeholders.

Reputation and Trust

Restoring trust and safeguarding reputation remains a key priority for most banks. RBS continues to strive to build a reputation for serving our customers well, and in a safe and secure manner, in addition to generating value for our shareholders and broader society, through the products, services and facilities we provide.

Technology and Innovation

The pace of technological change continues to accelerate, influencing the behaviours of our customers and redefining traditional business models. Technologies such as cloud computing and machine learning offer huge opportunities, but also create new risks that must be closely managed. Through 2019, RBS has invested £755 million on technology, helping to deliver innovative solutions for our customers whilst simplifying processes, reducing cost and improving our resilience and stability. For example, facial recognition technology has allowed account opening in under 10 minutes for NatWest Bank personal customers.

How we do business

How we create value

1. Our resources

Financial
We make use of shareholder capital and other forms of financial capital, including £369.2 billion in customer deposits.

Natural
We make use of energy and resources such as paper and water to conduct our business activities. We are one of the first companies worldwide to commit to all the Climate Group initiatives on electric vehicles (EV100), energy productivity (EP100), and renewable power (RE100).

Infrastructure
We rely on online and mobile banking, our high street and Post Office branches, mobile vans, telephony, video banking, webchat and self service options like ATMs and cash deposit machines. In support of these channels during 2019 our critical technology systems have been available 99.98% of the time.

Human and Relationships
We rely on an engaged, healthy and inclusive workforce to deliver our strategy to 19 million customers in the UK and Republic of Ireland.

2. Our business activities

Our customers
We provide financial services to personal, commercial, large corporate and institutional customers.

We believe in treating customers fairly, offering flexibility in how customers choose to bank with us and providing extra help to customers in vulnerable situations and those in financial difficulty. This means keeping their funds safe and secure, improving financial capability and supporting enterprise.

Our business model
We earn income from interest gained on loans to our personal, business and commercial customers, as well as fees from customer transactions and other services.

We pay interest to customers and investors who have placed deposits with us and bought our debt securities. We also pay customer benefits, through loyalty products like our Reward Account.

The attributable profit generated is either re-invested to improve products and services for our customers or returned to shareholders.

Our products and services
We provide a comprehensive range of banking products and related financial services to personal, business and commercial customers. We serve our customers 24/7 through the Royal Bank of Scotland, NatWest and Ulster Bank networks of branches, dedicated business relationship managers, mobile banking, digital banking, contact centres, intermediary channels and ATMs.

We are helping people to build and grow businesses through innovative enterprise programmes and financing. We support commercial customers and large finance projects and also offer financing, risk management and trading solutions through our NatWest Markets business.

How we do business

3. How we create value for our customers and society

Our long term success is dependent on serving our customers well and generating value for society through our products, services and facilities.

Protecting our customers	Prevented 569,660 cases of attempted fraud amounting to £256.8 million in the UK(*) and last year reduced the third party fraud against our customers by 8%. We are investing £100 million over three years to combat fraud and ensure we remain up-to-date with the latest fraud trends.	**Keeping money safe and accessible for our customers**
Building financial capability	Over one million Financial Health Checks with our personal, private and business customers (*). MoneySense has been running for over 25 years, during which it has helped over 7.7 million young people learn about money.	**Empowering customers to make better financial decisions and achieve their goals**
Jobs and the economy	One of the largest UK employers with a workforce of 64,397. We recruited 226 graduates and 205 apprentices in 2019. Payment of £1.25 billion in tax to the UK Government, which supports central government and local authority spending. (1) We issued our inaugural Social Bond, the first from a UK financial institution under ICMA's Social Bond Principals, the proceeds of which finance or refinance lending to SME's in some of the most deprived areas of the UK. We will measure the impact of our lending by the number of jobs created or retained.	**A responsible business supporting employment across the UK and Ireland**
Supporting enterprise	£29.7 billion total lending to SMEs and mid-corporates in Commercial Banking. Since the Bank brought its Entrepreneur Accelerator network in-house in 2018, a minimum of 1,390 jobs have been created by businesses supported through the Accelerator programme. 1,000 of these jobs were created between January and December 2019 (*). The Rose Review into Female Entrepreneurship was launched by RBS Group CEO Alison Rose. The Review made a series of recommendations to help remove barriers facing women who want to start a business.	**Helping people develop, build and grow businesses**
Improving digital capability	73% of our active personal current account customers used either mobile or online channels (*). Leading the way on mobile – 6.9 million active mobile app users – finalist for 'Best Banking App' at the British Bank Awards in 2019.	**Offering customers more choice and ways to bank**
Transition to a low carbon economy	We have provided £9.9 billion of funding and financing to customers during 2018 and 2019 towards our commitment of £10 billion to the sustainable energy sector by the end of 2020. Launched our green, social and sustainability bond framework, which paves the way for future issuance in support of our sustainability ambitions, while enabling our customers to make a positive impact on society or the environment.	**Addressing the risks and opportunities climate change presents to us and our customers**
Community and charitable giving	Our employees volunteered over 90,000 hours. We supported the DEC Cyclone Idai Appeal, raising over £111,000. Good causes received over £4.3 million through colleague generosity.	**Our colleagues make a difference supporting charities and local communities**
An inclusive culture	Progress continued on our inclusion agenda to value diversity in all its forms to be gender balanced, ethnically diverse, disability smart and LGBT+ innovative.	**Building a great place to work that reflects the society we are proud to serve**
Housing	More than 40,000 first time buyer mortgage customers (*). We have helped over 180,000 new customers complete their mortgage application this year, totalling over £31.8 billion worth of lending.	**We are helping customers to get onto the property ladder**

(1) Comprises £222 million corporate tax, £595 million irrecoverable VAT, £163 million bank levies and £270 million employer payroll taxes.

UNEP FINANCE INITIATIVE | PRINCIPLES FOR RESPONSIBLE BANKING | SUSTAINABLE DEVELOPMENT GOALS

RBS became one of the Founding Signatories of the UN Principles for Responsible Banking in 2019, committing to further align our strategy with the 2015 Paris Agreement and the UN Sustainable Development Goals. This means we will create value in alignment with specific UN Sustainable Development Goals. In 2019 we engaged a range of stakeholders to align our future Purpose and forward commitments in the areas of; supporting learning, supporting enterprise and the climate change challenge, with UN Sustainable Development Goals. Refer to Our purpose-led strategy on pages 11 and 12.

Teaching young people about money and fraud

Since launching 25 years ago, MoneySense has helped more than 7.7 million young people learn about money and become more financially confident.

In 2019, our colleagues supported over 3,000 MoneySense workshops. And our dedication to educating young people was recognised once again with a Gold for Best Long-Term Commitment at the Corporate EngagementAwards.

But we couldn't stop there.

Following worrying research that the number of children being used as money mules via social media has risen by 73% in the last two years, we launched a new Fraud Scene Investigators workshop in secondary schools. This workshop teaches young people how to stay safe online, particularly when they are using social media.

How we do business

Our businesses & performance

UK Personal Banking

UK Personal Banking provides a comprehensive range of banking products and related financial services to the personal and premier segments in the UK. Offering 24/7 banking facilities, customers are served through the NatWest and Royal Bank of Scotland network and distribution channels.

Ulster Bank RoI

Ulster Bank RoI provides a comprehensive range of financial services through Personal and Commercial Banking divisions. Personal Banking provides loan and deposit products through a network of branches and direct channels, including the internet, mobile and telephony. Commercial Banking provides services to business and corporate customers, including small and medium enterprises.

Commercial Banking

Commercial Banking offers comprehensive banking and financing solutions to start-up, SME, Commercial and Corporate customers in the UK. This includes financing business assets and invoices, as well as providing specialist finance and transaction services, through a dedicated network of relationship managers. We continue to digitise the customer experience, through our growing digital channels and propositions.

Private Banking

Private Banking serves UK connected high net worth individuals and their business interests. We continue to focus on delivering the best client experience through a pro-active engagement model which supports clients across both sides of their balance sheet. Our client-centric strategy is focused on improving returns by deepening client relationships and improving our digital banking capabilities to make it easier for clients to deal with us.

RBS International

RBS International is one of the largest banks operating in both the local and institutional banking sectors in the Channel Islands, Isle of Man and Gibraltar. It also has wholesale branches and depositary service businesses in the UK and Luxembourg to further serve our institutional clients.

NatWest Markets

In NatWest Markets we help our customers manage their financial risks and achieve their short and long-term financial goals, whilst navigating changing markets and regulation. We do this by providing global market access, financing, risk management and trading solutions.

Our brands

- NatWest
- Royal Bank of Scotland
- Ulster Bank
- Coutts
- Child & Co.
- Drummonds
- Lombard
- NatWest International
- RBS International
- Isle of Man Bank
- NatWest
- Coutts
- NatWest Markets
- Holt's Military Banking

How we do business

UK Personal Banking

UK Personal Banking is committed to making banking effortless every day and brilliant when it matters. Customers want to manage their money conveniently and safely and our digital channels make it easier to bank on the go.

	2019	2018
Income (£m)	4,866	5,054
Expenses (£m)	(3,618)	(2,867)
Operating profit (£m)	855	1,848
Net loans to customers (£bn)	158.9	148.9
Risk-weighted assets (£bn)	37.8	34.3
Return on equity (%)	9.6	24.7

With security front of mind, we are continually working to fight fraud, identify suspicious transactions and safeguard payments. We are the first UK bank to pilot biometric cards, and the only UK bank to let customers lock their cards via our mobile banking app, yet still get cash from an ATM.

When customers want personal support, branch colleagues are there to help, or our community and video bankers can take banking to them. Investment in the latest contact centre technology is also providing a more personal experience over the phone.

Using our market leading app, customers can set up a savings goal, download statements, choose how to repay large credit card purchases and view details of their credit cards, current accounts and savings with other banks. 7 million customers use our app across personal and business banking and almost three quarters of active current account customers use online or mobile banking. Reflecting the change in customer behaviour, we also launched our digital only offering, Bò, in the Apple App and Google Play stores.

At the end of 2019, more than two thirds of frontline colleagues held Professional Banker qualifications and we also helped one million customers improve their finances with a free financial health check. In 2019 we also began piloting pop-up learning sessions to help customers develop good financial habits.

We continued to drive a reduction in unnecessary paper, improving our digital application journeys, launching the UK’s first paperless mortgage and increasing usage of digital statements and correspondence. We have also reduced energy consumption in our branches by 22% in 2019 and all of the electricity we purchased was from renewable sources.

Our commitment to customers has resulted in improved UK Personal Banking NPS scores. NatWest moved up three places in the CMA Service Quality Survey rankings for ‘overall service’ in 2019, Customer Trust in RBS is improving. NatWest were also named best online current account provider, best online student account provider and best direct current account provider at the Your Money Awards.

Despite challenging operating conditions, UK Personal Banking delivered an operating profit of £855 million. Operating expenses of £3,618 million were £751 million, or 26.2%, higher than 2018. Operating expenses of £2,403 million, excluding strategic, litigation and conduct costs, were 1.0% lower than in 2018 despite incurring an additional £29 million for push payment fraud costs. Gross new mortgage lending was £33.3 billion in 2019, giving a new business market share of approximately 12.5% supporting balance growth of 6.7%, more than double the market, and a stock share of around 10.2%, whilst maintaining a prudent approach to risk and pricing in a very competitive market.

How we do business

Ulster Bank Rol

Ulster Bank RoI continues to build a more sustainable bank that supports the communities we operate in, helping more customers than ever to buy a home or build their businesses in 2019.

	2019	2018
Income (m)	£567 €647	£610 €689
Expenses (m)	(£552) (€630)	(£583) (€657)
Operating profit (m)	£49 €55	£12 €15
Net loans to customers (bn)	£18.2 €21.4	£18.8 €21.0
Risk-weighted assets (bn)	£13.0 €15.3	£14.7 €16.4
Return on equity (%)	2.3	0.5

Ulster Bank RoI made significant improvements to the home buying and ownership journey in 2019, launching a new Home Buying Platform that enables customers to obtain an agreement in principle offer and track the progress of their mortgage application online. We also upgraded our branch network to better serve customers and improve efficiency, testing new design concepts and technology such as Qudini; a branch concierge tool to help customers speak to the right person quicker.

As part of our digital first strategy, we continue to invest in our online and mobile banking channels, releasing new mobile app features to help customers create savings goals, lock and unlock their debit card and take control of their spending, including being able to block transactions linked to gambling on their credit card. Ulster Bank RoI also launched ClearSpend, an expenses management app that gives business customers control of their commercial card spending in real-time, along with our new Rate Manager platform, which delivers a simplified and faster fixed rate borrowing option for our SME and Corporate customers.

Ulster Bank RoI sponsored over 200 professional qualifications in 2019, upskilling colleagues through programmes such as the Personal Banker qualification for branch staff. We also partnered with Code Institute, Europe’s only credit rated coding bootcamp, giving over 100 colleagues the opportunity to participate in a five day coding challenge.

Ulster Bank RoI continues to support renewable energy projects in Ireland and is always looking for ways to reduce its own environmental footprint, becoming the first bank in Ireland to be accredited with the Carbon Trust Standard for zero waste to landfill.

Startup, Ulster Bank RoI’s intrapreneurship programme, won the Learning award at the Deloitte Financial Services Innovation Awards in 2019. We also received the IBEC KeepWell Mark accreditation, an award for companies that make their employees’ wellbeing a priority for their business, and were reaccredited with the BITC (Business in the Community), Business Working Responsibly Mark; the only independently audited standard for CSR and Sustainability in Ireland.

Operating profit of £49 million (€55 million), increased by £37 million (€40 million) compared to 2018 primarily as a result of higher impairment releases and lower conduct charges as remediation projects near completion. Net loans to customers decreased by £0.6 billion due to a weakening of the euro but increased by €0.4 billion in euro terms reflecting strong personal and commercial lending, offset by the continued run down of the tracker mortgage book.

How we do business

Commercial Banking

Commercial Banking has professional relationship management at its core and a strong regional network, providing deep sector and business insight to help UK businesses and the UK economy succeed.

	2019	2018
Income (£m)	4,318	4,602
Expenses (£m)	(2,600)	(2,487)
Operating profit (£m)	1,327	1,968
Net loans to customers (£bn)	101.2	101.4
Risk-weighted assets (£bn)	72.5	78.4
Return on equity (%)	8.4	12.1

NatWest maintained its #1 NPS position for Commercial customers (1), delivered the first SONIA loan ahead of the industry-wide transition away from LIBOR, and continued to support customers impacted by Brexit both through the dedicated Growth Fund, and as a founding signatory of the UK Government’s SME Finance Charter.

We remain at the leading edge of digital developments. Our new merchant acquiring solution, Tyl, was launched to our SME customers, Esme loans, our alternative finance provider, continues to grow, and our next generation digital bank, Mettle, was released on Apple App and Google Play stores. NatWest was the first major UK commercial bank with an API clearing offering for Faster Payments, and the first UK bank to release a secure biometric authentication service for payment approvals in Bankline Mobile, making it easier for our customers to approve payments on the go.

In March 2019, we launched ‘Back Her Business’, a female-only crowdfunding programme, which alongside the Rose Review forms part of the Bank’s wider ambition to reduce the entrepreneurial gender gap. Our UK-wide network of Entrepreneur Accelerator hubs continues to evolve, providing support to c.13,000 entrepreneurs in 2019.

In November 2019, we issued our inaugural social bond, the first of its kind by a UK Financial Institution, under ICMA’s Social Bond Principles. Our social bond is linked to existing SME lending in areas with the highest levels of unemployment and lowest job creation. We also launched a Digital and Innovation Apprenticeship programme to support individuals from under-represented backgrounds and help the Bank build a diverse workforce.

Commercial Banking secured a range of awards in 2019: Lombard was named Best Business Motor Finance Provider at the Business MoneyFacts awards; ClearSpend won Best Initiative in Mobile Payments at the Card & Payments Awards; FreeAgent collected three awards including the best SME accounting software of the year; NatWest was named Best Trade Finance Bank in the UK by Global Finance; and Commercial Banking’s social responsibility has been recognised via awards for Social & Community Finance at the Alternative Investment Awards.

Operating profit of £1,327 million was 32.6% lower than 2018 primarily due to £169 million asset disposal and fair value gains in 2018 combined with lower deposit and non interest income, higher impairments and higher strategic costs. Lending across Business Banking, SME & Mid-Corporates and Specialised business was £1.1 billion, or 2.1%, higher than 2018.

Note:

(1)  MarketVue Business Banking Survey from Savanta, Q4 2019 data (excl. DK). Comparison made among brands with base > 50 in the England & Wales, turning over more than £2 million. Data weighted by region and turnover to be representative of businesses in England & Wales.

How we do business

Private Banking

Private Banking incorporates the Coutts and Adam & Co. brands to provide a relationship led, digitally enabled, client engagement model. We have been investing in the business, focusing on efficiencies and improving client satisfaction by seeking to meet more of our clients’ needs across the full suite of banking, lending and wealth management products.

	2019	2018
Income (£m)	777	775
Expenses (£m)	(486)	(478)
Operating profit (£m)	297	303
Net loans to customers (£bn)	15.5	14.3
Assets under Management and Administration (1) (£bn)	30.4	26.4
Return on equity (%)	15.4	15.4

Note:

(1)  Private Banking manages assets under management portfolios on behalf of UK PB and RBSI. Private Banking receives a management fee from UK PB and clients of RBSI in respect of providing this service.

Understanding our clients and building lasting connections remains at the heart of our business model. New clients to Private Banking increased to 2,400 in 2019, supported by a 36% increase in referrals from the wider RBS Group. The Coutts Client Council allows us to hear directly from clients, from shaping the proposition to how we build lasting relationships with them, contributing towards the highest client satisfaction score since records began in H2 2017.

Private Banking continues to deliver against our digital strategy with more functionality to enable clients to access their complete financial world. Coutts24 and Adam24 call centres augment the digital capabilities and Coutts Connect, a social platform for clients to network, has attracted over 1,700 registrations since inception in 2018.

We also value what our employees say about us; the People Council is the voice of our colleagues and acts as custodians of our culture plan. We achieved our highest ever engagement score of +87, four ahead of the Global Financial Services norm.

As a Responsible Investor, Coutts integrates ESG factors in investment decision-making processes and ownership practices. Coutts is a signatory of the Principles for Responsible Investing and has Tier 1 ranking from the Financial Reporting Council for its Statement of Compliance with the UK Stewardship Code. In 2019, Coutts became a signatory to the Climate Action 100+, a consortium of asset managers who have come together to change corporate behaviours in some of the largest corporate greenhouse gas emitters globally. Private Banking recognises the importance of our environmental footprint and client engagement on this topic, hosting a high profile client event in 2019 focused on the climate crisis for over 300 attendees, including Sir David Attenborough and Mark Carney.

Our award-winning Coutts Institute helps clients make a difference to the causes and communities that they care about and the Coutts Foundation is an internal body which focuses on tackling poverty. Our efforts in philanthropy continued to be externally recognised, with Coutts awarded Best Private Bank for Philanthropic Services by Global Finance at the World’s Best Private Bank Awards 2019 and the Portfolio Asset Manager award for Innovation in 2019.

Return on equity of 15.4% was in line with 2018. Operating profit of £297 million was 2.0% lower than in 2018 primarily due to lower deposit income and higher strategic costs partially offset by volume growth and lower back office operations costs. Net loans to customers increased by £1.2 billion, or 8.4%. Assets under management and administration increased by £4.0 billion, or 15.2%, reflecting positive investment performance of £3.2 billion and net new business of £0.8 billion.

How we do business

RBS International

RBSI has established itself as a specialist provider in Funds banking onshore and offshore. It also provides retail and commercial banking services in the Channel Islands, Gibraltar and the Isle of Man, drawing on NatWest Holdings customer propositions. It is a systemic bank in these locations and has focused on becoming number one for customer service, trust and advocacy.

	2019	2018
Income (£m)	610	594
Expenses (£m)	(264)	(260)
Operating profit (£m)	344	336
Net loans to customers (£bn)	14.1	13.3
Risk-weighted assets (£bn)	6.5	6.9
Return on equity (%)	25.7	24.4

RBSI has started to work with trusted technology partners to serve customers future needs. To help colleagues respond to rapid change, RBSI has launched a multi-stage training program, covering future work-force capabilities and innovation, which will continue into next year.

We have made it quicker to open personal savings accounts and request credit. For sole applicants, automated account opening has enabled the savings account journey for the majority of existing customers to reduce from 14 days to 8 minutes, with over 3,000 new accounts opened this year. There have been 26 updates across RBSI’s Local Banking digital channels; driven by customer feedback, supporting a 17% increase in mobile adoption.

Through increased investment in the multi-currency banking platform, eQ, we have improved the digital experience for institutional clients. These include a feedback tool, a live statement view and the ability to re-batch payments. All users have moved to the new version of eQ, making sure everyone has the same great functionality and experience.

80% of our colleagues completed the staff opinion survey. Scores improved in all 15 categories and 13 are now above the Global Financial Services norm. Through volunteering and fundraising RBSI raised £61,279 for charity. For the 11th year running, the Bank were proud sponsors of the NatWest International Island Games. The 2019 games, held in Gibraltar, supported 1,700 athletes from 22 participating islands and the Bank’s commitment to sponsor the Games continues in Guernsey 2021.

RBSI continues to develop its longer term climate commitments in line with the wider Bank strategic response, supporting renewable energy funds, which invest in a wide array of renewable energy assets including onshore and offshore wind, solar, biomass and other renewable technologies. Additionally, in 2019, RBSI completed its first investor backed leverage facility supporting investment into large scale battery storage projects.

Operating profit of £344 million in 2019 was 2.4% higher than 2018 primarily due to increased volumes of customer lending and deposits, driving a £16 million increase in income. Operating expenses of £264 million were £4 million, or 1.5%, higher than 2018. Excluding strategic, litigation and conduct costs, operating expenses were £16 million lower as a £24 million reduction in back office operations costs was partially offset by increased investment spend. Net loans to customers increased £0.8 billion, or 6.0% in 2019, reflecting a Funds sector transfer of £0.5 billion from NatWest Markets and higher volumes in Institutional and Local Banking.

How we do business

NatWest Markets

NatWest Markets (1) continued to focus on supporting clients consistently with market leading colour, content and ideas.

	2019	2018
Income (£m)	1,342	1,442
Expenses (£m)	(1,418)	(1,604)
Operating loss (£m)	(25)	(70)
Funded assets (£bn)	116.2	111.4
Risk-weighted assets (£bn)	37.9	44.9

In Q1 2019, NatWest Markets N.V. commenced fully-integrated support for RBS Group’s customers through its Western European branch network, and on 29 November it became a subsidiary of NatWest Markets Plc.

In Q2 2019, Standard & Poor’s upgraded NatWest Markets entities long-term issuer credit rating to A-, strengthening our credit story. NatWest Markets continued to play a leading role in market structural reform. We were first-to-market with our Realised Rate calculator and we acted as the sole solicitation agent for the first ever LIBOR to SONIA bond amendment issued in the market.

In Q3 2019 a trading support ‘bot’ (Scout) was launched onto the Symphony collaboration platform, giving clients instant responses to requests for the latest bond prices while improving our efficiency.

NatWest Markets continued to develop its track record in Environmental Social Governance (ESG), launching its ESG Product Framework, the first of its kind, to provide clients with ESG-linked investments and help develop the sterling green market to meet a growing regulatory focus on responsible investing. It was also part of a group that raised £10 billion funds in line with the UN Sustainable Development Goals and executed over £2 billion worth of Social Housing issuance helping create 40,000 new homes over the next five years to ease the UK social housing shortage.

NatWest Markets’ commitment to clients has been recognised by a number of awards and surveys:

•       UK Corporate FX Service Quality Leader – 2018 Greenwich Associates FX Study awarded in 2019

•       Tied No. 1 for Interest Rate Derivatives Service Quality –Greenwich Associates European Fixed Income Interest Rate Derivatives 2019

•       No.1 European Government Bonds by Market Share – Gilts–Greenwich Associates European Fixed Income Rates 2019

•       Risk Solutions House of the Year- Risk Awards 2020 awarded in November 2019

Global market conditions continued to be dominated by geo-political uncertainty, creating challenging conditions for our clients and us. Total income decreased by £100 million, or 6.9%, to £1,342 million reflecting lower core income and own credit adjustments (OCA), partially offset by increased legacy income following the £444 million gain on the merger of Alawwal bank with SABB. RWAs decreased by £7.0 billion to £37.9 billion driven by the £4.7 billion reduction following the merger of Alawwal bank with SABB and other legacy reductions.

Note:

(1)   The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity or group. For 2019, NatWest Markets Plc entity includes NatWest Markets N.V. from the 29 November 2019 only, whereas the NatWest Markets franchise excludes the Central items & other segment. For periods prior to Q4 2019, NatWest Markets N.V. was also excluded from the NatWest Markets Plc entity.

Building a more sustainable bank

Our values

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

29

Building a more sustainable bank

Stakeholder engagement

Media & Public Voices
Journalists and social media influencers who bring issues to the public domain.
Experts & Civil Society
Consumer groups, NGOs and academics who research, campaign and advocate on issues.
Regulators & Policy Makers
Politicians, government and regulators who undertake consultations and policy reform.
Communities
Customers
Environment
Listening, engaging and partnering with stakeholders helps us to address our business impacts and improve outcomes for communities, customers and the environment
Investors
UK government, retail shareholders and investors who take interest infinancial and non-financial performance.
Colleagues
Our people who create and deliver products and services and are the face of our brands.
Suppliers & Strategic Partners
The ecosystem of suppliers and partners who collaborate to deliver our products and services.

Visit rbs.com for table of engagement issues and outcomes.

Refer to page 47 for Board engagement with stakeholders.

Defining our Purpose together

On her first day as Group CEO, Alison Rose set out her vision to become a purpose-led bank. The planning had begun more than a year ago, with colleagues involved every step of the way.

“Our colleagues will live and breathe our new Purpose, which is why the conversation had to start with them.”Alison Rose, CEO, RBS

Over 200 hours of qualitative interviews, team events, focus groups and intranet surveys, combined to provide a powerful body of colleague views. The Board’s Colleague Advisory Panel, and Sustainable Banking Committee enabled Board level engagement. This dovetailed with input from external stakeholders.

“Through the Bank’s engagement with Blueprint, it’s heartening to see RBS set themselves the challenge of becoming a purpose-led company.”

Charles Wookey, CEO,

A Blueprint for Better Business

Partnering to support customers

New partnerships were established to help customers in vulnerable situations. SafeLives provided expertise on policies, and training focused on awareness raising and support. A pilot with GamCare began using branch space for private consultations and talking therapies.

“Banks play an important role in our life, often for many years and sometimes for a lifetime, and they therefore have a crucial role to play in improving the response to abuse, using the insight and tools they have. We’re delighted to see NatWest’s commitment to addressing financial abuse and look forward to working together.”

Suzanne Jacob, OBE, CEO of SafeLives

“To be able to offer our support on the high street in NatWest branches will make our help more available to the people that need it most, reducing traditional barriers to access.”

Anna Hemmings, CEO of GamCare

Leading in step with clients

Alongside our client Landsec, the Bank achieved a global first by pledging commitments to all three initiatives of an international non-profit organisation. The Climate Group’s EV100 is focused on electric vehicles, EP100 on energy productivity, and RE100 on renewable electricity.

“Managing our own footprint is important in tackling climate change. The Bank’s commitments are to switch 300 vehicles to electric, improve energy productivity by 40% and source 100% renewable electricity by 2025. Fulfilling these relies on close relationships with our suppliers. We’re also committed to supporting customers and colleagues on the transition towards a low carbon economy.”

Laura Barlow, Sponsor of Sustainable Energy Forum, RBS

“Congratulations to RBS and Landsec on showing it is already possible for the private sector to go further and faster in driving the clean energy transition.”

Mike Peirce, The Climate Group

Building a more sustainable bank

Our Customers

Our ambition is to build the best bank for customers in the UK and Republic of Ireland

Measuring Customer Advocacy

We track customer advocacy for our key brands using the net-promoter score (NPS) (*), a commonly used metric in banking and other industries across the world. This is measured through independent customer surveys in which customers are asked how likely they would be to recommend their bank to a friend or colleague, on a scale of 0-10, with a score of 10 being 'extremely likely' and 0 being 'extremely unlikely'.

Our Performance

We are determined to make a difference with the things that matter most to our customers. We listen to customer feedback and, via our closed-loop feedback programme, respond to any issues that they identify. Through fixing our core processes we will get our core service right first time more consistently while at the same time innovating to deliver better solutions.

Latest Scores

Our brands are our main connection with customers. Each takes a clear and differentiated position with the aim of helping us strengthen our relationship with them. For this reason, we measure customer advocacy by brand. The tables on the following show NPS and Trust scores for our key brands.

31

Building a more sustainable bank

Customer Advocacy and Trust Scores

Personal Banking

Source: Ipsos MORI FRS 6 month rolling data. Latest base sizes: 2,829 for NatWest (England & Wales); 451 for Royal Bank of Scotland (Scotland). Based on the question: “How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?” Base: Claimed main banked current account customers.

Source: Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”. Latest base sizes: 352 Northern Ireland; 1,424 Republic of Ireland.

Business Banking

Source: Savanta MarketVue Business Banking, YE Q4 2019. Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: 1104 for NatWest (England & Wales), 416 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Commercial Banking

Source: Savanta MarketVue Business Banking, YE Q4 2019. Based on interviews with businesses with an annual turnover over £2 million. Latest base sizes: 586 for NatWest (England & Wales), 100 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Source: Populus. Latest quarter’s data. Measured as a net % of those that trust Royal Bank of Scotland/NatWest to do the right thing, less those that do not. Latest base sizes: 531 for NatWest (England & Wales), 214 for Royal Bank of Scotland (Scotland).

Building a more sustainable bank

Our Colleagues

Engaging our colleagues is critical to delivering on our strategy and ambition. Being better for our colleagues means we are better for our customers, and this makes us a better bank.

Innovating for our colleagues

In 2019, for the first time, we offered our colleagues the opportunity to present themselves in their masculine or feminine gender expression on their identity passes. By introducing a double-sided pass colleagues can now carry a photo which bears a true likeness to them irrespective of their gender identity.

Colleagues going through gender transition now have the option to regularly update their photo as they go through the stages of medical transition, so that they too have an identity pass which bears resemblance to them, and in turn can make them feel more comfortable atwork.

33

Building a more sustainable bank

Building a Healthy Culture

One of our core priorities is building a healthy culture. We have clear goals to reinforce Our Values and set ourselves cultural priorities each year, which form part of our leadership team's objectives. We gather feedback from our colleagues through our listening strategy, which includes a bi-annual colleague opinion survey, a Colleague Advisory Panel that connects colleagues directly with our Board and 'Workplace', our social media platform. We also track metrics and key performance indicators, and feedback from regulators and industry bodies, including the Banking Standards Board's (BSB) annual assessment of culture in the UK banking sector where we have continued to make good progress, with improvements in all nine BSB categories(*). Having ongoing discussion and engagement with a number of employee representatives such as trade unions and work councils is vital and we regularly discuss developments and updates on the progress of strategic plans.

Almost 58,000, 83%, of our colleagues completed our most recent opinion survey, the highest participation we have had. The results showed a further improvement in colleague sentiment and demonstrate that we are continuing to improve our culture. Key measures of engagement, leadership and culture have increased, and we are above the global financial services norm in all comparable survey categories. The results are encouraging and show that our hard work is paying off.

Where colleagues wish to report any concerns relating to wrong doing or misconduct, one of the ways they can do this is by raising their concerns via Speak Up, the Bank's whistleblowing service. Our colleague opinion survey has shown the highest ever score when asking colleagues if they feel safe to speak up, as well as understanding the process of how they do that. In 2019, 458 cases were raised compared to 480 in 2018.

Performance and Reward

Our approach to performance management provides clarity for our employees about how their contribution links to our ambition and all our employees have goals set across a balanced scorecard of measures.
We continue to ensure employees are paid fairly for the work they do and are supported by simple and transparent pay structures in line with industry best practices. We keep our HR policies and processes under review to ensure we do so. This clarity and certainty on how we pay is also helping to improve our employees' financial wellbeing, which is a priority. In the UK, our rates of pay continue to exceed the Living Wage and we ensure employees performing the same roles are paid fairly. We ensure colleagues have a common awareness of the financial and economic factors affecting the Bank's performance through quarterly 'Results Explained' communications and Workplace Live events with our Group Chief Executive Officer and Group Chief Financial Officer. More information on our remuneration policies and employee share plans can be found in the 2019 Directors' Remuneration Report in the 2019 Annual Report on Form 20-F.

Developing Skills and Capabilities

Culturally, becoming a learning organisation is a strategic priority. We need to prepare colleagues for the future and we continue to focus broader development on our Critical People Capabilities. We are committed to developing colleagues in key critical capability areas we have identified, that will help build the right knowledge, skills and behaviours, to help our colleagues stay relevant and employable, and support our ambition and purpose.
In addition, we are encouraging agility and shifting mindsets so that a focus on the future, continuous learning, knowledge sharing and reflective practice becomes the norm.

This year we were the first UK retail bank to launch a Data Academy, to nurture and grow data expertise, innovation and collaboration. We also created an Agile Capability Hub, providing learning content to support colleagues to confidently engage in new ways of working.

References to "colleagues" in this Report, mean all members of our workforce (for example, contractors, agency workers).

Gold Rated Disability Standard Employer
Business Disability Forum

Disability Confident Leader
Disability Confident Scheme

Stonewall Global Diversity Champions
Stonewall

The Times Top 50 Employer for Women
Business in the community

Top 10 Employer for Working Families
Working Families

Member of Bloomberg
Global Gender Equality Index
Bloomberg Global Gender Equality Index

Winner Working Families
Best Practice Awards

Exemplary level employer
Carer Positive Scotland

Outstanding Employer of the Year 2019 at the Investing in Ethnicity Awards

Building a more sustainable bank

Professional standards are important to us and we offer a wide range of learning to support professional development. We work closely with a wide range of professional bodies, government agencies and our peers to maintain and grow professional standards across the industry. We have recently become the first bank to be awarded Corporate Chartered status by the Chartered Banker Institute in recognition of our continuing investment in professional development and our commitment to professional values and advocacy.

Sales Excellence is our complete bank-wide sales programme. It teaches the tools and techniques that enable those in sales roles to be the best at ethical, needs-based selling. We were awarded a Princess Royal Training Award for our Sales Excellence programme in 2019.

Our female, multicultural and disability development initiatives focus on supporting our colleagues to reach their full potential and manage their careers effectively. These initiatives support our commitment in building a more inclusive bank.

We had a second intake on our NextGen talent development programme for high potential colleagues at managerial level, helping them become the future leaders we need. The learning opportunities available through the programme align to the Critical People Capabilities and we received a Princess Royal Training Award in 2019 for our NextGen programme.

Investing in Colleagues

We have also transformed our colleagues’ experience by deploying new digital tools. Workday was implemented as a new digital HR platform in November 2019, and includes a mobile app, giving colleagues an experience on par with the digital experience our customers enjoy. We extended ServiceNow to improve how we respond to colleagues queries, and our HR chat bot has expanded helping over 50,000 colleagues to answer their basic queries. These enhancements are enabling us to respond to the evolving world of work and needs of our colleagues.

Health and Wellbeing

As a strong component of making RBS a great place to work, wellbeing initiatives have successfully delivered against four pillars; Physical, Mental, Social and Financial Wellbeing. Our internal wellbeing index has increased by a further 2% taking us 3% above other high performing norm companies and 10% above high performing Financial Services companies.

We continue to embrace the rapid acceleration of digital wellbeing by offering our colleagues online and on-site wellbeing tools and resources. This year we’ve seen over 27,000 onsite health checks completed across a number of our key hubs and our Workplace Wellbeing Group has grown to c.28,000 members.

We continue to support the Time to Change pledge as well as signing up to the Mental Health at Work Commitment, and this year launched our new wellbeing campaign Live Well, Being You. Our month long wellbeing campaign in May 2019 focused on each of our four pillars with a specific focus on Mental Health Awareness Week and we held our third Mental Health Conference with both internal and external delegates.

In 2019 we again supported our colleagues through change and have fully utilised the services of our Employee Assistance Programme. In the UK the utilisation of our assistance programme was 16%.

Our approach to Human Rights

Modern Slavery Act

We are committed to our responsibilities to respect and uphold human rights across our business and sphere of influence. The Modern Slavery Act 2015 (MSA) forms part of our approach to human rights. Our statement is available on rbs.com alongside our Human Rights Position Statement. Our approach covers our customers, our people and our suppliers.

Our Customers

Our relationship with our customers is governed by a wide range of risk considerations, including our Anti-Money Laundering (AML) and Environmental, Social, and Ethical (ESE) risk assessments on current and new customers, to consider whether any of their activities carry human rights infringements.

Our People

All of our people are legally recruited subject to local jurisdiction and in the UK must meet 1998 Immigration Act requirements. The Bank also has policies and processes such as ‘Our Code’, the ‘Yes Check’ and ‘Speak Up’ and was an early adopter of the Living Wage to support the Bank’s position on Modern Slavery.

Our Suppliers

Our Supplier Code of Conduct (SCoC), available on rbs.com, continues to be a contractual requirement and we expect our suppliers to uphold the same values and commitments we have made on social and environmental impacts.

Building a more sustainable bank

Inclusion

We are proud to be building an inclusive bank which is a great place for all colleagues to work.

Our inclusion guidelines apply to all our colleagues globally to make sure everyone feels included and valued, regardless of their background. As at 31 December 2019 our permanent headcount was 64,397. 50% were male and 50% female. Our Inclusion plans apply globally and are formed around five key priorities:

Gender Balanced:

•    We continue to work towards our goal of having at least 30% senior women in our top three leadership layers in each of our businesses by 2020 and to be fully gender balanced across the bank by 2030.

•    As at the 31 December 2019 we have, on aggregate, 35% women in our top three leadership layers, and our pipeline (c.4000 of our most senior roles) has 44% women.

•    The mean gender pay gap for NatWest Bank Plc is 30.4% (median: 34.1%) and the mean bonus pay gap is 49.9% (median: 53.8%).

•    Our positive action approach for gender, which is benchmarked externally, is helping to ensure that our people policies and processes are inclusive and accessible – from how we attract and recruit, to how we reward and engage colleagues. We are confident this approach is the right one and through time, it will help us achieve a better balance of diversity throughout the organisation.

Disability Smart:

•    We have plans in place to deliver against all segments of our bank-wide disability plan. It addresses areas for improvement including branch access, accessible services, improving colleague adjustment processes and inserting accessibility checks into our key processes and practices.

•    RBS policy is that people with disabilities are given full and fair consideration for employment and subsequent training, career development and promotion based on merit. If colleagues become disabled, it is the policy of RBS, wherever possible, to retain them in their existing jobs or to re-deploy them in suitable alternative duties.

•    During 2019 we continued to roll out our Disability Career and Personal Development Programme for colleagues with disabilities which supports development and career progression by addressing common barriers colleagues with disabilities can face. We also extended this Programme externally, hosting delegates from outside the bank at our campus in Edinburgh.

Ethnically Diverse:

•    We continue to focus on building an ethnically diverse RBS. Our plan focuses on positive action and includes reciprocal mentoring, targeted development workshops and leadership programmes and ensuring we have a Black, Asian and Minority Ethnic (BAME) focus on recruitment, talent identification and promotion.

•    From the start of 2018 we introduced formal UK targets to improve the representation of BAME /non white colleagues in our top four leadership layers to at least 14% (in line with the working age UK BAME population identified by the Office for National Statistics) by 2025.

•    As at the 31 December 2019 we have on aggregate 9% BAME/non-white colleagues in our top four leadership layers in the UK. We employ 15% BAME/non-white staff across the UK.

•    Given our focus on becoming more ethnically diverse and desire to be transparent, we use the same methodology as gender pay gap reporting to look at our ethnicity pay gap.

•    The bank’s mean ethnicity pay gap is 11.8% (median: 15.7%), and the mean bonus pay gap is 24.7% (median: 12.3%), which we disclose at an RBS Group Combined UK and Ireland level.

LGBT+ Innovative:

•    Our LGBT+ agenda continues to deliver a better experience for our LGBT+ colleagues and customers, reflected within our policies and ways of working, across our locations globally. While reflecting local legislation and jurisdictional requirements, we are clear that LGBT+ colleagues and customers are welcome at RBS and will be supported.

•    The 2019 Pride season has seen our biggest and boldest attendance ever – supporting and celebrating Pride with customers and colleagues across the UK, Republic of Ireland, Poland and India, showing our support to our LGBT+ colleagues and customers in countries where LGBT+ inclusion is not as progressed as in the UK.

Inclusive Culture:

•    We continue to support our strong colleague led networks that have c.20,000 members.

•    We have flexible working practices in place across the organisation and externally we are again a Top Ten Employer for Working Families in 2019.

•    During 2019 we introduced ‘Good Judgement’ inclusion and diversity learning to create a solid platform for behavioural and cultural change, supplementing existing learning.

•    For more information on our Inclusion work, including our positive action approaches, refer to rbs.com.

2019 Gender profile (*)
	#Women	#Men	%Women
CEO	1	0	100
CEO – 1	3	13	19
CEO – 2	41	81	34
CEO – 3	262	472	36
CEO – 4	1579	1987	44
Target population (CEO – 3 and above)	306	566	35

Note: We report to reflect our organisational (CEO) levels. This method more accurately describes our gender balance at leadership/pipeline levels. As well as being more reflective of our organisational structure, this enables comparison to be made externally. This also includes NatWest Holdings CEO-1 level.

	Male	Female
Executive Employees	75 (78%)	21 (22%)
Directors of Subsidiaries	207 (78%)	59 (22%)

There were 362 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries.

Creating customer solutions

The Ventures team supported, developed and launched a number of products in 2019. And we welcomed our first group of Digital and Innovation apprentices to their four-year degree programme – the first of its kind in a UK bank.

In the first half of the year, our simple payments solution Tyl by NatWest and our unique credit facility NatWest Rapid Cash were launched. This is giving customers the option to increase their overdraft against outstanding invoices and free up cash.

Later in the year we launched our free, app-based business account for entrepreneurs, Mettle. This is helping our customers create and send invoices and simplify their bookkeeping.

37

Building a more sustainable bank

Climate-related financial disclosures

We recognise that climate change is a critical global issue which has significant implications for our customers, employees, suppliers, partners and ourselves. RBS Group has many years’ experience in supporting our customers’ transition to a low carbon economy but the scale and pace of activity required is now rapidly accelerating. Our ambition is to be a leading bank in the UK & RoI helping to address the climate challenge; by making our own operations net carbon zero in 2020 and climate positive by 2025, and by driving material reductions in the climate impact of our financing activity. We are setting ourselves the challenge to at least halve the climate impact of our financing activity by 2030, and intend to do what is necessary to achieve alignment with the 2015 Paris Agreement1.

During 2019, we committed to and joined a number of major initiatives to support this, including:

•    Becoming a founding signatory of the UN Environment Programme Finance Initiative’s (UNEP FI) Principles for Responsible Banking which commits us to work towards aligning our strategy with the overall objectives of the 2015 Paris Agreement.

•    Jointly the first company globally to commit to all three of the Climate Group’s initiatives on electric vehicles EV100, renewable energy RE100 and energy productivity EP100.

•    Participating in the UNEP FI scenario analysis pilot .

•    Joining the Climate Financial Risk Forum, established by the FCA and the PRA to develop practical tools to address climate-related financial risks.

Climate risk was classified as a top risk in 2019 and we are working to integrate climate related financial risks into our core risk framework. RBS Group has also continued to engage with investors, NGOs and other key stakeholders on the actions we are taking to play our part in addressing this important issue.

We remain committed to developing our disclosures in line with the Task Force on Climate related Financial Disclosures (TCFD) recommendations. The table below summarises the work done in 2019 and future planned activity related to each of the TCFD themes:

Theme	On-going Progress in 2019	Focus areas for 2020-2021
Governance

Focus on further increasing internal climate related knowledge, skills and abilities at senior levels.

Climate change governance roles and responsibilities refreshed, including Senior Managers Regime (SMR) responsibility.

Further establish climate change reporting and monitoring rhythm at Board and Executive level across the RBS Group structure.

Continue to enhance Board-level and executive knowledge and visibility of climate change related issues ahead of broader strategic and risk appetite integration discussions.

Strategy	Internal review of climate related risks and opportunities. Continued engagement with external partners to inform development of climate change strategy.	Further develop and implement Group strategy to address climate change that is wholly aligned to RBS Group’s overall vision, purpose, strategy and plan.
Scenario analysis	Detailed review of methodology and best practice as it emerges in the market, including participating in the UNEP FI TCFD scenario analysis pilot.

Develop our climate risk scenario modelling and stress testing capabilities. Carry out climate scenario and stress testing analysis, in particular as part of the 2021 climate risk Biennial Exploratory Scenario (BES) exercise (starting H2 2020). This will develop understanding of how climate risk interacts with key exposures.

Risk Management

Targeted analysis for climate change/physical risk impact on UK residential mortgage portfolio using a range of climate change scenarios.

Commenced updating of RBS Group’s Enterprise Risk Management Framework to include climate change in the risk toolkit.

Continued review of the Environmental, Social, Ethical (ESE) Risk Management sector policy positions.

Risk identification and measurement, risk management, risk monitoring, and risk reporting to be performed in line with principles set out in the Enterprise Wide Framework.

Embed climate change consideration in the Bank’s risk appetite framework in a qualitative manner until climate risk indicators allow incorporation on a quantitative basis. In particular, perform targeted sector and product reviews to improve measurement and assessment of climate related risk factors to inform future management actions.

Metrics and Targets

Sustainable energy funding and financing target of £10 billion for 2018-2020 substantially met in 2019 (£9.9 billion in 2018 and 2019).

Jointly the first company globally to commit to RE100, EV100 & EP100.

Additional £20 billion funding and financing for climate and sustainable finance between 2020 and 2022. Refer to the strategy section for further targets set as part of our ambition to be a leading bank in the UK and RoI helping to address the climate challenge.[1]

Note:

(1)   The targets, expectations and trends discussed in this section represent RBS Group’s and NatWest Markets Plc’s management current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 286 to 300 and on pages 143 to 156 of NatWest Markets Plc’s 2019 Annual Report and Accounts. These statements constitute forward-looking statements; refer to Forward-looking statements on page 1.

Building a more sustainable bank

Governance

It is recognised that climate change, including the associated financial risks, must have greater prominence at both senior management and Board level across RBS Group. Further details on RBS Group’s Corporate Governance structure is included on page 46.

Board and Executive-level activity in 2019 focused on increasing the knowledge and understanding of the financial risks associated with climate change and strategic opportunities. Areas of future development include risk appetite integration, strategic delivery and embedding the agreed climate risk operating model to support Board-level reporting, including Top Risk Reporting as well as quarterly reporting to the Executive Risk Committee and Board Risk Committee.

A climate governance map detailing the relevant roles and responsibilities of RBSG plc Board, board committees, management committees and individuals, as well as operational working groups tasked with managing the Bank’s transition, has been prepared to support internal mobilisation and planning. While the Sustainable Banking Committee’s role in overseeing climate related opportunities will continue going forward, the Board and other board committees will also play a prominent role in overseeing the interaction between climate change, strategy and risk appetite.

The RBSG plc Board approved the allocation of the responsibility for identifying and managing financial risks from climate change to the Group Chief Risk Officer (CRO) who has been tasked with ensuring that the financial risks from climate change are adequately reflected in risk management frameworks, and that the Bank can identify, measure, monitor, manage, and report on its exposure to these risks.

In the second half of 2019, the existing Climate Change Working Group (CCWG) was formalised into an RBS Group wide Climate Change Programme (GCCP). Now co-chaired by the Group CRO and Head of Large Corporates and Institutions, the GCCP Executive Steering Group (ESG) is responsible for coordinating the RBS Group response across climate related regulations, risks and opportunities.

The ESG includes cross-franchise and functional representatives from across NatWest Holdings Limited, NatWest Markets Plc and RBS International; and ensures alignment of underlying franchise initiatives and working groups. This includes the efforts of the existing Sustainable Energy Forum (an internal forum with a focus on helping our customers transition towards a low carbon economy) and existing or proposed working groups at franchise and functional level. It also oversees activities around communication and education as RBS Group builds further awareness of Climate Change considerations in support of our ambitions.

In October, following approval through the GCCP ESG and the Board, RBS Group provided a response to PRA Supervisory Statement 3/19 ‘Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change’ (SS 3/19). SS 3/19 required RBS Group to provide an RBSG plc Board approved plan outlining how the financial risks of Climate Change will be managed. Our response outlined a multi-phase, multi-year plan to build out capabilities across governance, scenario analysis and stress testing, risk management and disclosures (including TCFD). It recognises that the GCCP plan will be subject to continual monitoring and refinement to ensure it remains responsive to both internal and external stimuli, including market expectations, UK Government policy and other regulatory or international drivers.

To inform the continued development of our plan, RBS Group continues to enhance its participation in several climate related initiatives, including the UNEP FI Responsible Banking Principles, UNEP FI TCFD scenario analysis pilot and other TCFD working groups and the PRA and FCA’s Climate Financial Risk Forum.

Strategy1

Our Group CEO Alison Rose announced on her first day that she intends to run the Bank with the understanding that if our customers do well, if our economy does well and if our communities do well, then we all succeed together. She was clear that shared success also means playing our part to help tackle the problems that can hold the country back, including the threat from climate change. Addressing this challenge forms a key part of our future strategy.

Our ambition to be a leading bank in the UK and RoI helping to address the climate challenge is supported by the following key areas of activity:

a.         Helping to end the most harmful activity: We plan to stop lending and underwriting to companies with more than 15% of activities related to thermal and lignite coal; unless they have a credible transition plan in line with the 2015 Paris Agreement in place by end of 2021. We plan a full phase-out from coal by 2030. Also, to stop lending and underwriting to major oil & gas producers unless they have a credible transition plan aligned with the 2015 Paris Agreement in place by the end of 2021.

b.         Accelerating the speed of transition:

(i)             support our UK & RoI mortgage customers to increase their residential energy efficiency and incentivise purchasing of the most energy efficient homes, with an ambition that 50% of our mortgage book has an EPC or equivalent rating of C or above by 2030.

(ii)          we plan to collaborate cross-industry, and create products and services to enable customers to track their carbon impact.

(iii)       Coutts Asset Management has set a target to reduce the level of carbon intensity for the equity component of their portfolios by 25% by end of 2021.

(iv)       support the drive to decarbonise UK transport through our Mobility Opportunity Group. This is a multi-disciplined centre of excellence working across the Bank and the emerging mobility eco-system to enable us to invest in the development of our product and service offering, in addition to enhancing our market and risk insight to maximise the support for the decarbonisation of UK surface transport.

c.   Championing climate solutions: we will provide additional £20 billion funding and financing for Climate and Sustainable finance between 2020-2022. Additionally, we will aim to reserve at least 25% of the spaces

Note:

(1)   The targets, expectations and trends discussed in this section represent RBS Group’s and NatWest Markets Plc’s management current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 286 to 300 and on pages 143 to 156 of NatWest Markets Plc’s 2019 Annual Report and Accounts. These statements constitute forward-looking statements; refer to Forward-looking statements on page 1.

Building a more sustainable bank

in our Entrepreneur accelerator hubs for businesses where their core offering supports sustainable environmental activities (including climate solutions).

d.   Embedding climate into our culture and decision making: We are revising executive remuneration to reflect achievement of climate targets. We are also setting ourselves the challenge to at least halve the climate impact of our financing activity by 2030, and intend to do what is necessary to achieve alignment with the 2015 Paris Agreement. To do this, we plan to quantify our climate impact and set sector-specific targets by 2022. Further to this, we will integrate the financial and non-financial risks arising from climate change into our EWRMF.

We are already working to support our customers’ ambitions to mitigate their emissions, save energy and reduce costs. We have many years’ experience in supporting our customers in the sustainable energy sector – providing bespoke solutions to mitigate their emissions, funding their renewable energy generation, and financing innovative projects to spread new and more efficient energy technologies.

Refer to the Our purpose-led strategy on pages 11 and 12 for further details. In 2019, we have continued to help our customers, both small and large, transition towards a low carbon economy by providing funding and financing to the sustainable energy sector. This includes funding for various low carbon generation and energy efficiency technologies, low carbon vehicles and increasingly helping clients raise funds through green bonds, green loans and green private placements.

Scenario analysis

In 2019 we included a qualitative assessment of climate risk as one of the contributing factors in our annual ICAAP scenario. To the extent possible, we aim to use the insight from both the UNEP FI TCFD scenario analysis pilot and the BES to make a more quantitative statement about climate risk in the next ICAAP.

RBS Group is currently undertaking climate scenario analysis on agriculture and real estate sectors as part of the UNEP FI TCFD scenario analysis pilot. Findings from this analysis will be published in 2020. We are using climate scenarios aligned with the Network for Greening the Financial System (NGFS) recommended framework and developed using Integrated Assessment Models (IAM) by Potsdam Institute for Climate Impact Research (PIK) and the International Institute for Applied Systems Analysis (IIASA). Both physical and transitional risks are being incorporated.

We are also developing our own internal climate scenario analysis and stress testing capability. The aim of this work is twofold:

• prepare for the BES starting in the second half of 2020, which will explore three climate scenarios over a 30-year horizon to test the financial system’s resilience to physical and transition climate-related risks

• develop the necessary methodology and processes to be able to run climate risk scenario analysis for risk management and strategic decision making purposes.

We recognise this is a fast evolving space and we will be continually reviewing and updating our approach, scenarios and assumptions as best practice emerges.

We are reviewing external modelling specialists and will partner with one, if appropriate, to supplement our in-house analytics. We recognise the unique nature of this risk and the need for us to build our in house expertise.

The main outcomes of the various scenario analysis projects we are conducting at the moment are:

• identify at the overall portfolio level, the climate related risks and opportunities;

• inform our strategic response to the climate challenge;

• embed climate within our wider risk framework, including risk management policies and risk appetite.

The below table summarises the range of finance solutions and energy intelligence we provide to customers to accelerate the transition to a low carbon economy.

Sustainable energy funding and financing:

Provide lending and wider financing to customers of all sizes for their sustainable energy projects encompassing various low carbon generation and energy efficiency technologies, low carbon vehicles and helping clients raise funds through green bonds, green loans and green private placements.

Products offered:

• Asset finance (provided by Lombard, one of our brands) • Structured asset finance • Project finance • Support for infrastructure and renewable energy funds	• Green and sustainable bonds • Green and sustainable private placements • Sustainability linked loans

Note:

(1) includes financing of solar, onshore wind, offshore wind, hydro, biomass, anaerobic digestion, LED lighting, energy from waste, smart metering, offshore transmission operators (OFTOs), interconnectors, heat pumps, air and ground source heat pumps, Gas to Grid Plants, Combined Heat & Power (CHP) and alternative fuelled/low-carbon vehicles including hybrid buses.

In addition to the above, we can support customers through:

• RBS Social & Community Capital - our independent charity that runs a fund to help social enterprises who have been declined a loan from a mainstream bank. The project should be financially sustainable and deliver social impact to the local and wider community.

• Energy audits – a service to help customers understand how they could reduce their energy costs or generate their own renewable energy. This service is available to all customers with an energy spend over £10,000 a year or with more complex energy requirements. There is a cost associated with this service.

Building a more sustainable bank

Risk management

Within RBS Group, climate risk management builds upon the established Environmental, Social, Ethical (ESE) Risk Management sector policies. Credit approvals consider market and economic factors that are relevant to our customers, which include issues relevant to customers’ exposure to climate risks. All credit approvals are subject to these ESE policies which restrict exposures to high carbon emitting subsectors including mining and energy for example. Specifically, flooding and risks associated with building energy efficiency are already considered as part of our residential mortgage lending process (energy efficiency in buy to let mortgages) and transaction acceptance standards in commercial real estate.

We are performing an assessment of the potential financial impact of climate change on the UK mortgage portfolio, with a focus on flood risk from a physical risk perspective and energy efficiency (EPC) from a transitional risk perspective. We are using established methodologies and data from third party providers to establish flood risk at a property level for the UK mortgage portfolio. Factors considered include surface flooding, river, ground water and coastal flooding on a range of scenarios.

RBS Group will be working to embed consideration of climate change risks into its wholesale sector framework, which forms the basis for the Bank’s risk appetite to sectors on a qualitative basis initially. Quantitative analysis of flood and EPC related risk in the Commercial Real Estate portfolio will be developed using applicable methodologies from the assessment of our Retail mortgage portfolio.

Work to further embed climate change risk considerations within risk frameworks will be underpinned by RBS Group-wide training and education programmes for staff.

Flood risk assessment tool

We are currently piloting innovative climate risk tools to assess the physical risk to our retail and commercial portfolios.

We have worked with a consortium of partners led by D-Risk Group Ltd and Airbus Defence and Space supported by CLS Data. We have piloted Airbus’ Geospatial Financial Hub (GFH). The GFH maps flood risk against residential properties in the UK using JBA Risk Management Flood Map and Climate Change Flood Risk Indicator. The pilot calculated the physical risks to properties now and as global temperatures change in the future using climate data from the UK Climate Change Risk Assessment 2017 and UK Climate Projections 2009.

Images included provide examples of the data available for flood risk assessment for properties in an area. We have linked this information to our portfolio to assess our exposure to these physical risks and determine how we integrate this and other climate considerations into our lending and risk frameworks. This will also drive the complete data requirements for physical risk analysis and will enable the selection of a vendor solution for a strategic data partnership. We are committed to the on-going use of the best performing and most reliable data and innovative climate risk tools as skills and knowledge in the climate space evolve.

Flood Risk

This image shows the varying degrees of river water flood risk with the darker blue colours showing greater depth of flooding for an event with a 1.3% annual probability of occurring ( 1 in 75 years ) . The combined flood risk is scored from 0 to 53 (where 53 is the highest risk possible).

© Ordnance Survey & © JBA Risk Management Limited 2020

2040 postcode flood risk indicator

This image shows the 2040 climate change flood risk indicator which indicates for each postcode area whether the flood risk is likely to improve (shown in green) or worsen (shown in orange) or see no change (no colour).

© Ordnance Survey & © JBA Risk Management Limited 2020

Building a more sustainable bank

Metrics and targets

Sector exposures

We are working to reduce our lending to carbon intensive parts of the global economy. Noted below are exposures for certain sectors that could be considered relevant for climate risk purposes. Exposure represents gross lending and the related off balance sheet exposures in the banking book. The amounts include all lending to customers including sustainable lending, as well as to environmentally responsible customers.

Sector	Exposure percentage(*) (1)
Personal mortgages	40.3%
Automotive	2.2%
Power utilities	2.0%
Agriculture	1.3%
Oil and gas	1.0%
Water	0.8%
Chemicals	0.3%
Mining and metals	0.3%

(1)     Exposure percentage represents the gross lending and related off balance sheet exposure to a sector as a percentage of total gross lending and the related off balance sheet exposures.

We have reported on all emission sources required under the Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013. Our reporting year runs from October 2018 to September 2019. The emissions reporting boundary is defined as all entities and facilities either owned or under our operational control. *Scope 1 Emissions from fluorinated gas losses and fuel combustion in RBS Group premises/ vehicles, **Scope 2 Emissions from electricity, district heating and cooling used in RBS Group premises, ***Market-based Scope 2 Emissions and ****Scope 3 Emissions associated with business travel by RBS Group employees have been calculated using the Greenhouse Gas Protocol Corporate Standard, (2015), Scope 2 guidance, (2015) and Scope 3 calculation guidance, (2013). To our knowledge there are no material omissions. Independent limited assurance of total reported emissions in tonnes of CO2e, (Scope 1, 2 and 3 location-based emissions) has been provided by Ernst & Young LLP. Emissions factors used are from UK Government Emissions Conversion Factors for Greenhouse Gas Company Reporting (Department for Business, Energy & Industrial Strategy, 2019), CO2 Emissions from Fuel Combustion (International Energy Agency, 2018) or from relevant local authorities as required. For more information please see our website (https://www.rbs.com/rbs/sustainability/responsible-business.html).

Sustainable energy funding and financing: Noted below is the funding provided to customers during 2018 and 2019 to fulfil our three year commitment to provide £10 billion of funding and financing to the sustainable energy sector by 2020.

	Number of deals	£ billion (*)
Sustainable energy lending: Loans towards low carbon and environmental assets as well as companies and funds that operate in this sector.	269	3.4
Green and sustainable bond and private placements: Debt capital market issuance for sustainable energy projects and clients that operate in this sector	27	3.7
Green and sustainable market funding: Other market funding facilities to support customers’ transition to the low carbon economy including Sustainability Linked Loans which enables borrowers to incorporate sustainability objectives and targets into the banking facilities.	35	2.8
The above includes continued financing of low carbon generation and energy efficiency projects, as well as an increased focus on energy efficiency in real estate and alternative fueled vehicles.	331	9.9

Operational footprint

Between 2014 and 2019 we reduced our operational greenhouse gas emissions (Scopes 1, 2 and 3 – Business Travel) by 61%, exceeding our Science Based Target of 45% by 2020. This has been achieved by a 39% reduction in energy consumption in our buildings and a reduction of 60% in staff business travel.

During 2019, our UK and Ireland operations achieved Zero Waste to Landfill accreditation from the Carbon Trust.

Jointly the first company globally to commit to all three of the Climate Group’s initiatives on electric vehicles EV100, renewable energy RE100 and energy productivity EP100, pledging to:

•    Use only renewable electricity in our direct global operations by 2025 (RE100)

•    Install electric vehicle charging infrastructure in more than 600 spaces across our UK&I portfolio by 2030 (EV100)

•    Upgrade our job need cars of around 300 vehicles to electric models by 2025(EV100)

•    Reduce our energy consumption 40% by 2025 against its 2015 baseline (EP100).

As part of our RE100 commitment, RBS Group purchases 100% of its UK and Irish energy from renewable energy sources. Globally, in 2019 RBS Group purchased 79% of its energy from renewable sources.

Greenhouse Gas (GHG)	2014	2018	2019 (*)
Emissions	(Baseline)
Location-based CO2e emissions (Scope 1, 2 & business travel) (tonnes) (*)	496,249	252,340	191,103
Scope 1* CO2e emissions (tonnes)	30,695	29,959	20,672
Scope 2** Market-based*** CO2e emissions (tonnes)	377,337	57,735	45,913
Scope 2 Location-based CO2e emissions (tonnes)	360,201	166,179	127,730
Scope 3**** CO2e emissions from business travel (tonnes)	105,352	56,203	42,701
Location-based CO2e emissions per FTE(Scope 1, 2 & business travel) (tonnes)	5.07	3.56	2.87
Total energy use (GWh)	862	619	524

Risk Management

Risk overview

Prudent risk management is central to the successful delivery of the RBS strategy

Risk is an inherent part of business activity and can arise as a result of the wider economic environment, market evolution, competitor activity, regulatory policy or process error. RBS operates an integrated risk management framework centred around the embedding of a strong risk culture. It ensures tools are in place to identify and manage both internal and external threats.

The framework allows RBS to:

•   Understand the risk environment and its drivers.

•   Identify risks and assess potential exposure.

•   Monitor and manage risks appropriately.

•   Provide effective risk reporting to the Board.

All RBS colleagues share ownership of risk management. RBS uses the three lines of defence model to define responsibilities and accountabilities, ensuring that risks are properly identified, measured, monitored, controlled and reported. Risk management is integrated into day-to-day business activities and key processes, including strategic planning.

Risk appetite, which defines the level and types of risk RBS is willing to accept, is set in line with overall strategy and approved by the RBSG plc Board.

Areas of focus in 2019

Against a backdrop of slowing global growth, evolving customer behaviour and the uncertain political environment in RBS’s core market, there was a significant focus on key financial risks. Risk management activities throughout 2019 were carried out with a strong awareness of the potential impacts of events in the wider environment for both RBS and its customers. Despite economic headwinds, the credit risk profile was broadly stable. A rise in impairments reflected the transition from relatively favourable conditions to a more normal external credit environment. Despite periods of market volatility resulting from geopolitical developments, traded VaR remained well within appetite.

The completion of the merger of Alawwal bank and Saudi British Bank in June 2019 led to a reduction in risk-weighted assets (RWAs) of £4.7 billion and further improvement in RBS’s CET1 position.

However, the impact of the UK’s withdrawal from the European Union has been difficult to predict. To minimise the risk of service disruption to customers, NatWest Markets Plc set up its Frankfurt branch and a number of client migrations to NatWest Markets N.V. were concluded. Oversight of planning for regulatory and legislative impacts – as well as economic impacts – remained a critical part of forward-looking risk management throughout 2019. This included stress testing and scenario modelling as well as capital planning. While the longer-term effects on the operating environment remain unpredictable, the potential second and third order effects on RBS and its customers continue to be an area of focus. This includes planning for the results of periodic financial volatility and slower economic growth.

The continued low interest rate environment presents an industry-wide challenge. Coupled with a softening economic outlook, sustained net interest margin compression increases risk to the achievement of financial and strategic objectives. While some rebalancing of business activity can mitigate short-term impacts, the effect of prolonged low interest rates over the medium term intensifies threats to the business model. Though RBS’s strong capital position is helpful here, dynamic risk management, including consideration of funding structure and off-balance sheet activities, has a key role in ensuring such threats do not disrupt the achievement of business objectives.

Further progress was made on the journey towards RBS’s target of embedding a generative risk culture across all three lines of defence. The aim, to make risk part of the way colleagues work and think, supports intelligent risk-taking, better customer outcomes, stronger and more sustainable business, and an improved cost base. The multi-year programme to enhance risk management capability at every level of the organisation continues with an emphasis on training, empowerment and proactivity.

Along with oversight of work to further implement GDPR, there was significant focus on data management in the context of RBS’s digitisation strategy. This was supported by a continuing emphasis on robust data standards designed to safeguard customer information.

Operational resilience – especially in terms of the continuity of key services – was a particular focus.

There was also a strong focus on oversight of work to further embed compliance with ring-fencing and operational continuity in resolution (OCiR) rules.

RBS continues to closely monitor the evolving regulatory environment. There is an ongoing focus on investment in systems and capability to ensure that RBS is well positioned to address new regulation and potential new themes.

Cyber security

Increasing digitisation to ensure families and businesses can access banking support wherever and whenever they need to – along with the increasing emphasis on digital services globally – requires intense vigilance relating to cyber security. RBS has a multi-layered approach to its defences. While the threat landscape continued to evolve in 2019, further investment in control enhancements was made. This included new anti-malware controls and improved security testing tooling to quickly detect and remediate potential vulnerabilities.

Financial crime

RBS has continued to enhance the policies, processes and systems used to combat financial crime, in line with the evolving threat. As changes in technology, the economy and wider society take place, risks relating to money-laundering, terrorist financing,

Risk Management

tax evasion, bribery and corruption and financial sanctions develop. Understanding and responding to them appropriately remains a key area of focus. There was further emphasis during 2019 on ensuring proportionate, risk-focused customer due diligence standards are in place and significant investment was made in enhancing those controls. Improvements to the financial crime control environment also remained a key focus.

Business model disruption

The threat of disruption to RBS’s business model has intensified due to a combination of new technologies, changing customer behaviour and the evolving regulatory landscape. During 2019 there was a significant focus on anticipating developments and ensuring these were addressed by appropriate management activities. A number of technology-based innovations – such as the Esme end-to-end digital lending platform for business customers and the new Bó banking app for personal banking customers – were introduced to provide cutting-edge solutions. Effective risk management was a vital element of the development process and continues to be at the heart of RBS’s technology strategy.

Climate-related financial risk

Climate-related financial risk is classified as a top risk and is being integrated into core risk management. For more details, refer to pages 38 to 42.

LIBOR transition

RBS is continuing its preparations for the full transition from LIBOR to other interest-rate benchmarks by the end of 2021. This is a major undertaking since a significant number of transactions across the industry reference LIBOR. RBS continues to work closely with regulators and industry bodies to manage the impact. Oversight of the RBS-wide programme to prepare for the transition has been a major focus along with activities across all three lines of defence to minimise risk and disruption to customers (including the launch of a tool to allow customers using SONIA to calculate compounded rates in all major tenors). Activity to assess the conduct risk implications for RBS and its customers has also been a key focus.

Anti-bribery and corruption (ABC)

RBS is committed to ensuring it acts responsibly and ethically, both when pursuing its own business opportunities and when awarding business. Consequently, it has embedded appropriate policies, mandatory procedures and controls to ensure its employees, and any other parties it does business with, understand these obligations and abide by them whenever they act for RBS. ABC training is mandatory for all staff on an annual basis, with targeted training appropriate for certain roles. RBS considers ABC risk in its business processes including, but not limited to, corporate donations, charitable sponsorships, political activities and commercial sponsorships. Where appropriate, there is a requirement for ABC contract clauses in written agreements.

Model risk

Given the increasing importance and complexity of predictive analytics, during 2019 significant management time was devoted to model risk. This included improvements to the internal model control environment and the introduction of a model risk uncertainty framework for stress testing to enhance the accuracy of projections under stress. The focus on model usage and model risk across RBS continues to increase, both in relation to regulatory focus and as artificial intelligence applications become more integral to decision-making across the industry.

Risk-weighted assets (RWAs)

RWAs were down £9.5 billion at 31 December 2019, ending the year at £179.2 billion (from £188.7 billion in 2018). This reduction was driven by the completion of the merger of Alawwal bank and Saudi British Bank as well as revisions to LGD models in the personal and small business asset finance portfolio as well as reductions in market risk capital requirements.

Common Equity Tier 1 ratio

RBS maintained a strong CET1 ratio of 16.2%. This reflected the solid capital position given distributions to shareholders totalling £2.7 billion and a £0.4 billion charge for pension contributions. Excluding the impact of the Alawwal bank merger and PPI, RBS generated approximately 110 basis points of capital from attributable profits and approximately 60 basis points from a reduction in RWAs and other capital movements.

Leverage ratios

The CRR leverage ratio decreased to 5.1% (2018 – 5.4%). The UK leverage ratio decreased to 5.8% (2018 – 6.2%) due to lower Tier 1 capital.

Stress testing

Under the 2019 Bank of England hypothetical stress test, on an IFRS 9 transitional basis RBS’s low point CET1 ratio was 9.9%. This was significantly above the hurdle rate of 7.2%. After the impact of strategic management actions, RBS’s low point CET 1 ratio improved to 10.3%. The transitional Tier 1 leverage ratio low point was projected to be 4.7% under stress, which was above the leverage ratio hurdle rate of 3.56%. The Bank of England did not require RBS to submit a revised capital plan.

Liquidity and funding

The liquidity portfolio increased by £1 billion to £199 billion, with primary liquidity reducing by £3 billion to £125 billion. The reduction in primary liquidity was driven by reduced customer surplus in NatWest Holdings Group, dividend payments and Term Funding Scheme (TFS) repayment, offset by increased net term issuance. The increase in secondary liquidity was driven primarily by TFS repayment, resulting in the return of previously encumbered assets.

Litigation and conduct

Litigation and conduct costs of £895 million included an additional provision of £900 million in relation to PPI. This reflected greater than expected complaints volumes in advance of the 29 August 2019 deadline for new PPI complaints as well as a £169 million reimbursement under indemnification agreements relating to residential mortgage-backed securities.

Risk Management

Top and Emerging Risks(1)

RBS employs a continuous process for identifying and managing its top and emerging risks. Top and emerging risks are those that could have a significant negative impact on its ability to operate or meet its strategic objectives.

External

Economic & Political Risks

As a UK-focused bank, RBS is exposed to the economic and political risks facing the UK including risks from a sustained period of low economic growth and low interest rates. A range of complementary approaches is used to inform strategic planning and risk mitigation. This includes active management of portfolios and adjustment of risk appetite, scenario planning and stress testing. In addition, RBS has implemented plans to prepare for the loss of access to the European Single Market and continues to monitor domestic political risk including developments in relation to a second Scottish independence referendum, as well as geopolitical risks. In the longer term, demographic change, high levels of debt and financial inequality in the UK could all have financial impacts and, as a result, are closely monitored with strategic plans adapted as appropriate.

Climate Related Risks

Accelerating climate change may lead to heightened financial risks and faster-than-anticipated impacts on RBS and the wider economy. These include financial loss as a result of deterioration in credit quality, market risk exposure and operational risk. The operation and business strategy continues to be adapted to mitigate the direct and indirect physical risks of climate change and the transition to a low carbon economy. In addition, climate-related financial risk is being integrated into the risk management framework.

Cyber Threats

Cyber-attacks continue to increase in frequency, sophistication and severity. There is a risk that a catastrophic cyber-attack damages the ability to do business and/or compromises data security. RBS operates a multi-layered approach to its defences and continues to invest in a multi-year programme to build resilience and cybersecurity capabilities. Cyber-attacks may also threaten the supply chain, reinforcing the importance of due diligence and close working with the third parties on which RBS relies.

Competitive Environment

Target markets are highly competitive, with changes in technology, regulation, customer behaviour and business models continuing to accelerate competitive pressure. RBS monitors the competitive environment and adapts strategy as appropriate, remaining focused on innovating to evolve the business model to deliver compelling propositions for customers. This includes the launch of new digital retail and business offerings, Bo´ and Mettle.

Regulatory, Legal & Conduct Risk

RBS continues to face stringent regulatory and supervisory requirements, particularly regarding conduct, financial crime, the use of models, and capital and liquidity management. A strong and comprehensive risk and compliance culture continues to be embedded. RBS engages with regulators to implement new regulatory requirements and incorporates the implications of proposed or potential regulatory activities in its strategic and financial plans.

LIBOR transition

UK and international regulators are driving a transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk-free rates. Uncertainties around the transition represent a number of risks including elevated legal and conduct risks. While a programme to manage the transition is underway, there is a risk that this may not be done effectively.

Internal

Third Party Suppliers

Inadequate control over selection, governance and oversight of third-party suppliers could affect operational resilience. RBS is diligent in its screening of suppliers with strict contractual obligations governing supplier relationships and activity.

IT System Resilience

RBS continues to invest in IT infrastructure to prevent customer service disruption, which could result in reputational and regulatory damage. To mitigate these risks, a major investment programme has significantly improved the resilience of the systems and further progress is expected.

Culture & People Risk

There is a risk that RBS lacks sufficient capability or capacity at a senior level to deliver, or adapt to, change. People risk is monitored closely and plans are in place to support retention of key roles, with wider programmes supporting engagement and training for all employees. Ensuring a healthy culture remains a core priority and a multi-year programme focused on enhancing culture, including risk culture, is ongoing.

Data Management

Ineffective management of data, including a breach in data privacy, could have material negative impacts. RBS operates a control and policy framework governing data usage and continues to evolve a long-term data strategy.

Change Risk

Losses may arise from a failure to successfully execute major changes to the business model. RBS continues to implement change in line with its strategic plans while assessing the implementation risks and taking appropriate mitigating action as required. In addition, RBS continues to strengthen its control environment.

Note:

(1) The factors discussed in this section and elsewhere in the document should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing RBS. Please refer to “Risk Factors” on pages 286 to 300 for further details.

Governance and compliance

Governance at a glance

The Board has twelve directors comprising the Chairman, two executive directors and nine independent non-executive directors, one of whom is the Senior Independent Director. Biographies of the directors can be found on pages 64 and 65.

The Board is collectively responsible for promoting the long-term success of RBSG plc, driving both shareholder value and contribution to wider society. Its role is to provide leadership of RBSG plc within a framework of prudent and effective controls which enables risk to be assessed and managed.

In 2019, the Board and committee evaluation process was conducted by the Company Secretary.

Our Board committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. The work of the Board committees is discussed in their individual reports. The terms of reference for each of these committees is available on rbs.com.

The full Governance report is on pages 64 to 112 of the 2019 Annual Report on Form 20-F.

Group Audit Committee

Assists the Board in discharging its responsibilities for monitoring the quality of the financial statements of RBSG plc. It reviews the accounting policies, financial reporting and regulatory compliance practices of RBS and RBS’s systems and standards of internal controls, and monitors the work of internal audit and the external auditor.

Group Board Risk Committee

Provides oversight and advice to the Board on current and potential future risk exposures of RBS and future risk profile. It reviews RBS’s compliance with approved risk appetite and oversees a number of submissions to regulators.

Group Sustainable Banking Committee

Provides support to the Board in overseeing actions being taken by management to run a sustainable long term business, with specific focus on customers and brands; people and culture; the competitive environment; and society and environment.

Group Performance and Remuneration Committee

Responsible for approving remuneration policy and reviewing the effectiveness of its implementation. It also considers senior executive remuneration and makes recommendations to the Board on the remuneration of executive directors.

Group Nominations and Governance Committee

Assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and the membership and chairmanship of Board committees. It considers succession planning taking into account the skills and expertise which will be needed on the Board in the future. Its remit also includes oversight of RBS Group’s governance arrangements.

Technology and Innovation Committee

Assists the Board in overseeing and monitoring the execution of RBS’s strategic direction in relation to technology and innovation.

Group Executive Committee

The Group Executive Committee supports the Group Chief Executive Officer (CEO) in managing RBS’s businesses. It considers strategic, financial, capital, risk and operational issues affecting RBS. It reviews and debates relevant items before consideration by the Board.

UK Corporate Governance Code

Throughout the year ended 31 December 2019, RBSG plc has complied with all of the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated July 2018 except in relation to provision 17 that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the Board and senior management and oversee the development of a diverse pipeline for succession, and provision 33 that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The Board considers that these are matters which should rightly be reserved for the Board.

Our Board

Board of directors

Chairman

Howard Davies

Executive directors

Alison Rose

Katie Murray

Non-executive directors

Frank Dangeard

Alison Davis

Patrick Flynn

Morten Friis

Robert Gillespie

Baroness Noakes

Mike Rogers

Mark Seligman

(Senior Independent Director)

Lena Wilson

Company Secretary

Jan Cargill

Governance and compliance

Board engagement with stakeholders

This section of the Strategic Report describes how the directors have had regard to the matters set out in section 172(1) (a) to (f), and forms the directors’ statement required under section 414CZA, of The Companies Act 2006.

Refer to page 30 for further details on our stakeholder engagement activities.

Refer to pages 33 to 36 for further details on RBS’s approach to colleague engagement.

Section 172(1) statement

The Board objectives, approved in February 2019, identified the Board’s key stakeholders (as set out in this statement). During 2019, the Board undertook a variety of activities to engage with stakeholders and bring their voice into the boardroom.

Customers

Customers are at the heart of everything we do. During the year the Board received updates on key customer issues through customer service performance updates and regular business reviews. There was also a dedicated Board session on the Retail Banking environment. Our directors met a range of business and personal customers during a programme of visits in September 2019, which provided an opportunity to gain insights into customer issues and challenges.

The Chairman and CEO have regular meetings with customers to enhance relationships and understand their views.

In addition, the Group Sustainable Banking Committee held two dedicated sessions on customer service performance and customers in vulnerable situations, inviting the SafeLives charity to join for the latter session to gain a better understanding of how the Bank can support those suffering financial abuse.

Colleagues

The Board promotes colleague voice in the boardroom through a variety of channels.

During 2019, the Board engaged with colleagues during a number of Board and committee visits to businesses and functions, and we also held our annual Meet the Board event.

Our Colleague Advisory Panel (CAP), established in 2018, met twice during 2019, providing a valuable mechanism for directors to engage directly with colleagues on topics of strategic interest affecting RBS and the workforce; and offering our colleagues a greater understanding of the Board’s role. A number of directors attended CAP meetings during the year and discussion topics included Purpose, future strategy, executive pay, inclusion and sustainability. Outputs were reported to the Board and have influenced the Board’s consideration of these topics.

In February 2019, the Banking Standards Board presented a summary of their 2018 culture assessment report on RBS, and in October 2019, the Board considered another set of encouraging results from the annual colleague opinion and 2019 Banking Standards Board surveys.

The colleague opinion survey results were one culture oversight tool available to the Board. The survey results confirmed to the Board that 2019 targets had been achieved

Governance and compliance

across key measurements, trends and benchmarks in relation to leadership, engagement and culture.

Through the Group Sustainable Banking Committee, the Board received a culture measurement report which supported the Board in assessing progress in building a healthy culture across the Bank and alignment of values and culture.

The Board also listened to colleague views during the process of establishing the Bank’s Purpose, as set out more fully on page 49.

Shareholders

All shareholders have the opportunity to ask questions at our Annual General Meeting (AGM) and any other General Meetings which may be held. We also hold regular retail shareholder events, where shareholders can ask questions of a panel of executives and non-executive directors and learn more about the business, our progress to date and our plans for the future. We held two such events during 2019. The first took place in London on 10 September 2019 and on 25 November 2019 we held our first virtual shareholder event. We plan to hold further similar events in 2020.

Communication with RBSG plc’s largest institutional shareholders is undertaken as part of the Investor Relations programme. The Chairman, CEO and Group Chief Financial Officer (CFO) undertook an extensive programme of meetings with our largest institutional shareholders, including UK Government Investments (UKGI). The Chairman’s regular engagement with major shareholders allows him to understand their views on governance and performance against strategy. The Chairman of the Group Performance and Remuneration Committee met with institutional shareholders to discuss remuneration matters, including the executive directors’ remuneration policy and updated the Board on those discussions. The Board met a number of investors during September 2019 to understand investor sentiment across a range of issues.

In October 2019, the Chairman and Senior Independent Director hosted a corporate governance roundtable event attended by a number of institutional shareholders. Issues covered included Purpose, Board diversity, climate change risk and colleague voice. Throughout the year, the Chairman provided regular updates to the Board on shareholder engagement, in order to ensure the Board as a whole has a clear understanding of the views of shareholders. The Board also received regular updates on investor feedback from the CFO.

Regulators

The Board recognises the importance of open and continuous dialogue with our regulators. Representatives from the Financial Conduct Authority (FCA) attended the February 2019 Board meeting to present and discuss their annual Firm Evaluation letter. The Prudential Regulation Authority (PRA) conducted a Board effectiveness review in 2019, which included attendance at the October 2019 Board meeting and meetings with directors. The Chairman and executive directors have regular meetings with both the FCA and PRA. In addition, individual directors engage regularly with our regulators through Continuous Assessment and Proactive Engagement meetings.

Suppliers

The Board recognises the key role our suppliers play in ensuring we deliver a reliable service to our customers. In October 2019 the Board held a suppliers’ spotlight session, which included an overview of RBS’s suppliers and provided insights on the Bank’s approach towards managing key supplier relationships, including payment practices. The directors noted that the Bank had performed well against key performance indicators in relation to payment periods. They also discussed the future approach to suppliers and the changing regulatory landscape in relation to outsourcing. Meetings with key suppliers in September 2019 provided a first hand opportunity for directors to hear directly from strategic partners and to discuss current challenges.

Community and Environment

The role of the Bank in supporting the communities in which we operate has been an important topic of discussion during 2019 as the Board, together with management, explored the Bank’s broader purpose in society and the UK economy. It is recognised by the Board that climate change must have greater prominence at both senior management and board levels across RBS Group. This year the Board took steps towards building greater knowledge and understanding of climate-related risks through a dedicated teach-in session. The Bank’s high-level plan for responding to the latest prudential expectations was also approved by the Board, covering deliverables across governance, risk management, scenario analysis and stress testing and disclosure. While there is much to do, the Board is encouraged by the internal mobilisation reported and is committed to its role in addressing and overseeing climate risks within the Bank’s overall business strategy and risk appetite.

Governance and compliance

How stakeholder interests have influenced decision making

RBSG plc recognises the importance of engaging with stakeholders to help inform its strategy and Board decision-making. Relevant stakeholder interests, including those of colleagues, customers, suppliers and others are taken into account by the Board when it takes decisions. We define principal decisions as those that are material, or of strategic importance to RBSG plc, and also those that are significant to any of our key stakeholder groups. In making its decisions, the Board considers the outcomes of relevant stakeholder engagement, as well as the need to maintain a reputation for high standards of business conduct, the need to act fairly between the members of RBSG plc and the long-term consequences of its decisions.

The following case studies provide some examples of how stakeholder interests have been taken into account in Board discussions and principal decisions.

1 – Purpose

The interests of stakeholders have been central to the Board’s consideration of Purpose during 2019. The Board believes RBS needs to be a purpose-led bank which responds to the changing needs of all of its stakeholders, because when they succeed, RBS will too. Purpose will be embedded in decision-making across the organisation, in order for the Bank to generate long-term value for shareholders and to contribute to wider society and the communities in which it operates.

There was an extensive period of stakeholder engagement on our Purpose during 2018 and 2019. A wide range of colleagues were involved, including the NextGen talent group and employee led networks. Board members heard some of this feedback directly by attending the Colleague Advisory Panel, and listening to colleagues helped inform (and at times, alter) the Board’s views on the Bank’s core Purpose.

This feedback, alongside Board oversight tools such as colleague survey results and the Banking Standards Board Survey, helped directors to satisfy themselves that the areas of focus being considered for our Purpose were aligned to the organisation’s values, and would support an open and inclusive culture which values and embeds continuous learning.

As the Purpose continued to develop it was also tested with customers, investors, regulators and other stakeholders, through external market research. A summary of the output of this stakeholder engagement was shared with the Board confirming the proposed Purpose was well received.

2 – CEO Appointment

As described in the report of the Group Nominations and Governance Committee on pages 70 and 71, in 2019 the Board approved the appointment of Alison Rose as Group Chief Executive Officer with effect from 1 November 2019. From the outset, the Board placed stakeholder interests at the core of its objectives in the search for Ross McEwan’s successor.

The Group Nominations and Governance Committee, on behalf of the Board, agreed a role specification which required candidates to demonstrate broad and authoritative banking and strategic experience that would serve to deliver long term sustainable growth to the business for the benefit of its shareholders and wider stakeholders. A rigorous search process was undertaken, involving the consideration of both internal and external candidates. Alison Rose was identified as the strongest candidate on the basis of the role specification criteria.

In reaching its decision, the interests of the Bank’s customers were a key focus for the Board, particularly each candidate’s ability to lead a business that would be recognised as truly customer centric. The Board also ensured that colleague interests were taken into account when agreeing the critical capabilities used to assess potential candidates. These required candidates to demonstrate the strong ethical and moral principles needed to lead the culture and values of RBS Group. The Board ensured that the Bank’s regulators, another of its key stakeholder groups, were kept regularly apprised of progress during the search.

The Board will continue to ensure that its nominations process is based on the principles of fairness, respect and inclusion and that all nominations and appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and taking into account a broad range of stakeholder interests.

3 – Capital Distributions

During 2019, the directors agreed to seek approval from shareholders to undertake a directed buyback of shares, equivalent to 4.99% of RBSG plc’s issued share capital, from UKGI. They also approved a final 2018 year-end dividend of 3.5p and special dividend of 7.5p in February 2019; and a 2019 interim ordinary dividend of 2.0p and a special dividend of 12.0p in August 2019.

In making their decisions, the directors took into account RBSG plc’s very strong capital position, achieved through organic capital build and optimising its capital usage and confirmed their strong desire to distribute excess capital back to shareholders.

There is regular interaction with key stakeholders in relation to capital distributions. Engagement with institutional shareholders prior to the Board’s decisions had indicated a desire for RBSG plc to return excess capital in an efficient way. Institutional shareholders also indicated a desire for us to help UKGI reduce its stake through directed buybacks and other directed capital distribution methods and voted in favour of resolutions to do this at both a General Meeting and AGM in 2019. In considering dividends, the directors have ensured that RBSG plc always has capacity to participate in a directed buyback of UKGI’s shares to the full extent allowed. Regulators also confirmed they had no objection. Passing regulatory stress tests and operating within our capital and double leverage risk appetite were key determinants in the resumption of dividends. Resuming dividends also sent a positive message to colleagues about the overall financial strength of RBSG plc.

The Board will continue to take key stakeholders’ views into account in considering further capital distributions, whilst promoting the long-term sustainable success of RBSG plc.

Business review

Presentation of information

In the Report and Accounts, unless specified otherwise, the terms ‘the company’ and ‘RBSG plc’ mean The Royal Bank of Scotland Group plc; ‘RBS’ and ‘RBS Group’ mean the company and its subsidiary and associated undertakings; ‘NWH Ltd’ means NatWest Holdings Limited; ‘NWB Plc’ means National Westminster Bank Plc; ‘RBS plc’ means The Royal Bank of Scotland plc; ‘NWM Plc’ means NatWest Markets Plc and ‘UBI DAC’ means Ulster Bank Ireland DAC.

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

This section includes a discussion on our operating results for the year ended 31 December 2019, including a comparative discussion on our operating results for the year ended 31 December 2018. For a discussion on our operating results for the year ended 31 December 2018 including a comparative discussion on our operating results for the year ended 31 December 2017, refer to “Business Review” on pages 37 to 58 in the Annual Report on Form 20-F (File No. 001-10306) filed with the Securities and Exchange Commission on 28 February 2019 and to “Business Review” on pages 38 to 58 in the Form 6-K (File No. 001-10306) filed with the Securities and Exchange Commission on 30 April 2019.

Segmental reporting

Re-segmentation

Effective from 1 January 2019, Business Banking was transferred from UK Personal & Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB was renamed UK Personal Banking and the previous franchise combining UK PBB and Ulster Bank RoI was renamed Personal & Ulster. Reportable segmental comparatives have been restated and filed on Form 6-K on 30 April 2019.

Franchises

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To help develop and deliver this strategy, in the fourth quarter of 2019, Commercial & Private Banking (CPB), combining the reportable segments of Commercial Banking and Private Banking ceased to operate as one business area and the franchise Personal & Ulster, combining the reportable segments of UK Personal Banking and Ulster Bank RoI was also disbanded. The reportable operating segments remain unchanged and no comparatives have been restated and filed on Form 6-K on 30 April 2019.

Reportable operating segments

The reportable operating segments are as follows. For full business descriptions see Note 4 on page 212.

•          UK Personal Banking

•          Ulster Bank RoI

•          Commercial Banking

•          Private Banking

•          RBS International (RBSI)

•          NatWest Markets (NWM)

•          Central items & other

Allocation of central items

RBS allocates all central costs relating to Services and Functions to the business using appropriate drivers, these are reported as indirect costs in the segmental income statements. Assets and risk-weighted assets held centrally, mainly relating to RBS Treasury, are allocated to the business using appropriate drivers.

Non-IFRS financial information

RBS prepares its financial statements in accordance with IFRS as issued by the IASB and as adopted by the European Union, which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS financial measures. Refer to the section, ‘Non-IFRS financial measures’, on pages 267 to 270 for further information and calculations of non-IFRS financial measures included throughout this document, and, where relevant, the most directly comparable IFRS financial measures.

RBS Group ring-fencing

The UK ring-fencing legislation required the separation of essential banking services from investment banking services from 1 January 2019. RBS Group has placed the majority of the UK and Ireland banking business in ring-fenced banking entities under an intermediate holding company, NatWest Holdings Limited. The Western European corporate business continues to be transferred from the ring-fenced bank entities to NatWest Markets N.V. (NWM N.V.), a subsidiary of NatWest Markets Plc (NWM Plc). NWM Plc and RBS International Ltd (RBSI Ltd) are separate banks outside the ring-fence, both subsidiaries of RBSG plc.

NatWest Markets N.V.

NWM N.V. began transacting new business on 25 March 2019 to ensure continuity of service to European Economic Area (EEA) customers when the UK leaves the European Union (EU). The activities transferred primarily relate to Markets and Corporate Lending portfolios for EEA customers previously served from NWM Plc and the ring-fenced bank. NWM N.V. Group was acquired by NWM Plc and became a part of NWM Group with effect from 29 November 2019.

On 16 June 2019, the merger of Alawwal bank and SABB was completed, with NWM N.V. receiving an aggregate 10.8% shareholding in SABB on behalf of itself and its consortium partners.

RBS Group’s economic interest in the merged entity, amounting to 4.1%, was then sold to NWM Plc, and the balance of shares was transferred separately to RFS Holdings B.V. consortium partners, as part of the unwind of those arrangements. On 29 November 2019, RBSH Group transferred to become a subsidiary of NWM Plc following regulatory approval. At the same time, the liquidation of RFS Holdings B.V. commenced.

Business review

Competition

Introduction

In an environment in which central banks have maintained very low interest rates for an unusually long period or introduced negative rates, competitive dynamics have changed in some of the principal markets in which we operate. In this environment an ability to attract and manage funding remains a critical competitive advantage. Other key competitive factors include cost management, growing digital sales focus, branch network re-shaping, and product simplification. Cost management remains a key focus, as banks seek to simplify their organisational and IT architectures while at the same time investing to ensure that they can meet customers’ evolving channel preferences. Customers have increasingly focused on the use of internet and mobile as sales and service channels for certain types of products. Therefore, competitive position and performance increasingly depends on the possession of user-friendly, diverse and efficient online solutions.

UK Personal Banking

In the personal banking business, RBS competes with a range of providers including UK banks and building societies, major retailers and life assurance companies, as well as the UK subsidiaries of major international banks. In the mortgage market, RBS competes with UK banks, building societies and specialist lenders. Increasingly, the ambitions of non-traditional players in the UK market are gaining credibility, with new entrants active and seeking to build their platforms either through organic growth or in some cases by acquiring businesses made available through the restructuring of incumbents.

Entrants with new business models such as peer-to-peer lending platforms, while currently small, continue to grow rapidly and are emerging as significant competitors. Such competitors often target specific elements of the value chain, providing specialised services to particular customer segments.

In the UK credit card market, large retailers and specialist card issuers are active in addition to the UK banks. In addition to physical distribution channels, providers compete through direct marketing activity and digital channels.

RBS distributes life assurance products to banking customers in competition with independent advisors and life assurance companies.

Ulster Bank RoI

In the Republic of Ireland, Ulster Bank RoI competes in retail and commercial banking with the major Irish banks, and with other UK and international banks in the market.

Commercial Banking

Competition for corporate, institutional and business customers in the UK is from UK banks, from specialised global and regional investment banks and from large foreign universal banks that offer combined investment and commercial banking capabilities as well as from new entrants and non-bank challengers. In asset finance and invoice finance, the bank competes with banks and specialist finance providers, both captive and non-captive. In the small business banking market, the bank competes with other UK banks, specialist finance providers and building societies. In all of these areas, entrants with new technology-based business model are also showing rapid growth.

RBS International

RBS International competes with other UK and international banks to offer offshore banking services as well as domestic banking services in the Channel Islands, Gibraltar and the Isle of Man.

Private Banking

Coutts and Adam & Company compete as private banks with UK clearing and private banks, asset managers and with international private banks. Competition in wealth management remains strong as banks maintain their focus on competing for affluent and high net worth customers.

NatWest Markets

NatWest Markets focuses on the needs of large corporates operating in the UK and Western Europe as well as global financial institution customers. NatWest Markets provides financing and risk management for these customers, and trades with financial institutions and counterparties for distribution and market making. There are sales and trading operations in Amsterdam, London, the US and Singapore and offices in a select number of countries. NatWest Markets, therefore, competes with large domestic banks, major international banks and a number of investment banks that offer risk management, trading solutions and debt financing to financial institutions and UK and European corporate customers.

RBS Group’s product proposition is built around its core strength of supporting customers across currencies, rates and financing. Key competitive factors in this market include the ability to develop digital innovation, such as automation across flow products, the expertise and markets insight of employees and delivering value-adding bespoke solutions for customers.

With an evolving regulatory landscape and continued pressure on margins, competition in this market remains strong. Many market participants are also revising their strategy in order to ensure they deliver sustainable returns.

RBS – Annual Report on Form 20-F 2019	51

Business review

Financial summary continued

RBS’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years is presented below.

	2019	2018*	2017*	2016*	2015*
Summary consolidated income statement	£m	£m	£m	£m	£m
Net interest income	8,047	8,656	8,987	8,708	8,767
Non-interest income	6,206	4,746	4,146	3,882	4,156
Total income	14,253	13,402	13,133	12,590	12,923
Operating expenses	(9,325)	(9,645)	(10,401)	(16,194)	(16,353)
Profit/(loss) before impairment (losses)/releases	4,928	3,757	2,732	(3,604)	(3,430)
Impairment (losses)/releases	(696)	(398)	(493)	(478)	727
Operating profit/(loss) before tax	4,232	3,359	2,239	(4,082)	(2,703)
Tax charge	(432)	(1,208)	(731)	(1,107)	(3)
Profit/(loss) from continuing operations	3,800	2,151	1,508	(5,189)	(2,706)
Profit/(loss) from discontinued operations, net of tax	—	—	—	—	1,541
Profit/(loss) for the year	3,800	2,151	1,508	(5,189)	(1,165)
Attributable to:
Ordinary shareholders	3,133	1,622	752	(6,955)	(1,979)
Preference shareholders	39	182	234	260	297
Dividend access share	—	—	—	1,193	—
Paid-in equity holders	367	355	487	303	108
Non-controlling interests	261	(8)	35	10	409
	3,800	2,151	1,508	(5,189)	(1,165)

Performance key metrics and ratios	2019	2018	Variance
Return on tangible equity (%)	9.4	4.8	4.6
Net interest margin (1)	1.79	1.98	(19bps)
Bank net interest margin (RBS NIM excluding NWM) (%) (2)	1.99	2.09	(10bps)
Average interest earning assets (RBS excluding NWM) (£m)	413,112	409,106	4,006
Cost:income ratio (%) (3)	65.1	71.7	(6.6)
Earning per share (pence) - basic	26.0p	13.5p	12.5p

*Restated for IAS12 ‘income taxes’ refer to accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)	Net interest margin is net interest income of the banking business as a percentage of interest earning assets (IEA) of the banking business.
(2)	Bank net interest margin is net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element.
(3)	Cost:income ratio is total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.

RBS – Annual Report on Form 20-F 2019	52

Business review

Financial summary continued

	2019	2018	2017	2016	2015
Summary consolidated balance sheet	£m	£m	£m	£m	£m
Cash and balances at central banks	77,858	88,897	98,337	74,250	79,404
Trading assets	76,745	75,119	85,991	86,660	103,972
Derivatives	150,029	133,349	160,843	246,981	262,514
Loans to banks and customers - amortised cost	337,636	318,036	321,633	320,016	297,020
Settlement balances	4,387	2,928	2,517	5,526	4,116
Other financial assets	61,452	59,485	51,929	48,637	47,004
Other assets	14,932	16,421	16,806	16,586	21,378
Total assets	723,039	694,235	738,056	798,656	815,408

Deposits	389,740	384,211	391,712	357,173	338,326
Trading liabilities	73,949	72,350	81,982	84,536	92,299
Settlement balances, derivatives, and other financial liabilities	206,147	182,230	200,398	267,257	288,023
Other liabilities	9,647	8,954	14,871	40,286	42,613
Owners’ equity	43,547	45,736	48,330	48,609	53,431
Non-controlling interests	9	754	763	795	716
Total liabilities and equity	723,039	694,235	738,056	798,656	815,408

Other financial data
Share information
Dividend payout ratio (%)	96.3	14.9	—	—	—
Basic earnings/(loss) per ordinary share from
continuing operations - pence (1)	26.0	13.5	6.3	(59.5)	(27.7)
Share price per ordinary share at year end - £	2.40	2.17	2.78	2.25	3.02
Market capitalisation at year end - £bn	29.1	26.1	33.3	26.6	35.1
Net asset value per ordinary share - £	3.60	3.86	4.10	4.18	4.66

Capital ratios
Return on average total assets (2)	0.4%	0.2%	0.1%	(0.8%)	(0.2%)
Return on average total equity (3)	7.0%	3.7%	2.0%	(10.2%)	(2.9%)
Return on average ordinary shareholders’ equity (4)	7.9%	4.0%	1.9%	(15.3%)	(4.0%)
Average total equity as a percentage of average total assets	6.2%	7.2%	7.0%	6.2%	6.0%
Risk asset ratio - Tier 1 (5)	19.3%	19.2%	19.7%	17.7%	19.1%
Risk asset ratio - Total (5)	22.8%	23.4%	23.9%	22.9%	24.7%

Notes:

(1)	Fully diluted earnings per ordinary share in 2019 is 25.9p (2018 – 13.4p).
(2)	Return on average total assets represents profit/(loss) attributable to ordinary shareholders as a percentage of average total assets.
(3)	Return on average total equity represents profit/(loss) attributable to equity owners expressed as a percentage of average shareholder funds.
(4)	Return on average ordinary shareholders’ equity represents profit/(loss) attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(5)	Calculated on a PRA transitional basis.

RBS – Annual Report on Form 20-F 2019	53

Business Review

Financial summary continued

Segmental summary income statements

	UK Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
	Banking	RoI	Banking	Banking	International	Markets	& other	RBS
2019	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	4,130	400	2,842	521	478	(188)	(136)	8,047
Non-interest income	736	167	1,476	256	132	1,530	1,909	6,206
Total income	4,866	567	4,318	777	610	1,342	1,773	14,253
Other expenses	(2,403)	(470)	(2,237)	(439)	(244)	(1,178)	(78)	(7,049)
Strategic costs	(290)	(60)	(301)	(38)	(20)	(222)	(450)	(1,381)
Litigation and conduct costs	(925)	(22)	(62)	(9)	—	(18)	141	(895)
Operating expenses	(3,618)	(552)	(2,600)	(486)	(264)	(1,418)	(387)	(9,325)
Impairment (losses)/releases	(393)	34	(391)	6	(2)	51	(1)	(696)
Operating profit/(loss)	855	49	1,327	297	344	(25)	1,385	4,232
Return on equity (1)	9.6%	2.3%	8.4%	15.4%	25.7%	(3.2%)	nm	9.4%
Cost:income ratio (2)	74.4%	97.4%	58.9%	62.5%	43.3%	105.7%	nm	65.1%
Average interest earning assets	167,186	25,100	145,933	21,689	29,912	35,444	nm	448,556
Third party customer asset rate (3)	3.22%	2.27%	3.16%	2.91%	2.89%	nm	nm	nm
Third party customer funding rate (3)	(0.38%)	(0.16%)	(0.43%)	(0.43%)	(0.13%)	nm	nm	nm

2018
Net interest income	4,283	444	2,855	518	466	112	(22)	8,656
Non-interest income	771	166	1,747	257	128	1,330	347	4,746
Total income	5,054	610	4,602	775	594	1,442	325	13,402
Other expenses	(2,428)	(490)	(2,288)	(456)	(260)	(1,213)	(224)	(7,359)
Strategic costs	(226)	(22)	(155)	(21)	(9)	(238)	(333)	(1,004)
Litigation and conduct costs	(213)	(71)	(44)	(1)	9	(153)	(809)	(1,282)
Operating expenses	(2,867)	(583)	(2,487)	(478)	(260)	(1,604)	(1,366)	(9,645)
Impairment (losses)/releases	(339)	(15)	(147)	6	2	92	3	(398)
Operating profit/(loss)	1,848	12	1,968	303	336	(70)	(1,038)	3,359
Return on equity (1)	24.7%	0.5%	12.1%	15.4%	24.4%	(2.0%)	nm	4.8%
Cost:income ratio (2)	56.7%	95.6%	52.8%	61.7%	43.8%	111.2%	nm	71.7%
Average interest earning assets	160,641	24,834	145,318	20,547	27,266	27,851	nm	436,957
Third party customer asset rate (3)	3.36%	2.41%	3.02%	2.89%	2.88%	nm	nm	nm
Third party customer funding rate (3)	(0.31%)	(0.20%)	(0.32%)	(0.25%)	(0.09%)	nm	nm	nm

Notes:

(1)

RBS’s CET 1 target is approximately 14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference share dividends, is divided by average notional equity allocated at different rates of 15% (Ulster Bank RoI - 14% prior to Q1 2019), 12% (Commercial Banking), 13% (Private Banking - 13.5% prior to Q1 2019), 16% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). Return on equity is calculated using profit for the period attributable to ordinary shareholders’ and risk-weighted assets equivalents (RWAes) incorporating the effect of capital deductions. RBS return on equity is calculated using profit for the period attributable to ordinary shareholders. Refer to the Non-IFRS financial measures section for details of the basis of preparation.

(2)	Operating lease depreciation included in income £138 million (2018 - £121 million). Refer to the Non-IFRS financial measures section for details of the basis of preparation.
(3)

UBI DAC and RBS International manage their funding and liquidity requirements locally. Their liquid asset portfolios and non-customer related funding sources are included within their net interest margin, but excluded from their third party asset and liability rates.

RBS – Annual Report on Form 20-F 2019	54

Business Review

Financial Summary continued

	2019	2018	Variance
Income	£m	£m	£m
Interest receivable (1,2)	11,375	11,049	326	3%
Interest payable (1,2)	(3,328)	(2,393)	(935)	39%
Net interest income	8,047	8,656	(609)	(7%)

Net fees and commissions	2,511	2,357	154	7%
Income from trading activities	1,012	1,415	(403)	(28%)
Other non-interest income	2,683	974	1,709	175%
Non interest income	6,206	4,746	1,460	31%
Total income	14,253	13,402	851	6%

Notable items within total income
Alawwal bank merger gain in NatWest Markets	444	—
FX recycling gain in Central items & other (3)	1,459	—
Legacy liability release in Central items & other	256	—
Insurance indemnity	—	357
of which:
NatWest Markets	—	165
Central items & other	—	192
IFRS volatility in Central items & other (4)	9	(59)
UK Personal Banking debt sale gain	49	61
FX gains/(losses) in Central items & other	21	(46)
Commercial Banking fair value and disposal (loss)/gain	(16)	169
NatWest Markets legacy business disposal loss	(35)	(86)
Own credit adjustment	(80)	92

Notes:

(1)        Negative interest on net loans to customers is classed as interest payable and on customer deposits is classed as interest receivable.

(2)        Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities

(3)        Includes £290 million arising on the completion of the Alawwal bank merger in June 2019, £1,102 million arising on the liquidation of RFS Holdings and £67 million in relation to dividends in UBI DAC.

(4)        IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

2019 compared with 2018

•           Total income increased by £851 million, or 6.3%. Excluding notable items, income decreased by £813 million, or 6.3%, due to a reduction in retail and commercial income, lower NatWest Markets income and increased Treasury funding costs, reflecting increased MREL costs and lower structural hedge income.

•           Across the retail and commercial businesses, income decreased by £301 million, or 2.6%, excluding notable items, principally reflecting margin pressure in a challenging market.

•           NIM of 1.79% was 19 basis points lower than 2018 and Bank NIM of 1.99% was 10 basis points lower than 2018, principally reflecting competitive pressures within the personal business and a flattening yield curve.

•           Structural hedges of £159 billion generated £0.6 billion of incremental net interest income for the year, compared with £0.9 billion of incremental net interest income on a balance of £159 billion in 2018.

RBS – Annual Report on Form 20-F 2019	55

Business Review

Financial summary continued

	2019	2018	Variance
Operating expenses	£m	£m	£m
Staff expenses	3,567	3,649	(82)	(2.2%)
Premises and equipment	1,020	1,241	(221)	(17.8%)
Other administrative expenses	1,638	1,787	(149)	(8.3%)
Strategic costs	1,381	1,004	377	37.5%
Litigation and conduct costs	895	1,282	(387)	(30.2%)
Administrative expenses	8,501	8,963	(462)	(5.2%)
Depreciation and amortisation	824	645	179	27.8%
Impairment of other intangible assets	—	37	(37)	(100.0%)
Operating expenses	9,325	9,645	(320)	(3.3%)

Notable items within operating expenses
Push payment fraud costs	38	—
Litigation and conduct costs	895	1,282
of which:
US RMBS	(169)	823
PPI	900	200

2019 compared with 2018

•           Strategic costs of £1,381 million included: a £470 million charge relating to the reduction in our property portfolio; £299 million of technology costs; and a £178 million direct charge in NatWest Markets relating to both the wind-down of the legacy business and ongoing development of the core business infrastructure; with the remaining charge largely relating to restructuring costs to achieve cost efficiencies across front and back book operations.

•           Litigation and conduct cost included a £900 million PPI charge and a £169 million reimbursement under indemnification agreements relating to US residential mortgage-backed securities (RMBS).

•           Total operating expenses reduced by £320 million. Operating expenses, excluding strategic, litigation and conduct costs, reduced by £310 million, ahead of target, despite incurring an additional £38 million of authorised push payment fraud costs in line with new industry practice. In line with the reduction in costs, headcount was c.3,100, or 4.6%, lower than 2018.

	2019	2018*	Variance
Impairments	£m	£m	£m
Loans - amortised cost (1)	339,968	320,256	19,712	6%
ECL provisions (2)	3,792	3,851	(59)	(2%)

Impairment losses
ECL charge (3)	696	398	298	75%
ECL loss rate - annualised (basis points)	20.47	12.43	8	65%
Amounts written off	792	1,494	(702)	(47%)

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS for further details.

Notes:

(1)        The table above summarises loans and related credit impairment measured on an IFRS 9 basis.

(2)        Includes £4 million (2018 – £5 million) related to assets classified as FVOCI.

(3)        Includes a £2 million charge (2018 – £3 million charge) relating to other financial assets, of which a £1 million release (2018 – £1 million charge) related to assets classified as FVOCI; and a nil (2018 – £31 million release) related to contingent liabilities.

2019 compared with 2018

•           The net impairment loss of £696 million, 21 basis points of gross customer loans, increased by £298 million compared with 2018, transitioning from a very benign period towards a more normalised external credit environment, as well as the impact of a small number of large individual commercial charges. The cost of risk remained below the view of our normalised blended long term loss rate of 30 to 40 basis points.

Tax
	2019	2018
	£m	£m
Tax charge	432	1,208
UK corporation tax rate	19.0%	19.0%
Effective tax rate	10.2%	36.0%

2019 compared with 2018

•           The tax charge for the year ended 31 December 2019 is lower than the UK statutory rate reflecting the impact of the Alawwal bank merger gain on disposal, FX recycling gain on liquidation of RFS Holdings, a deferred tax credit on the recognition of tax losses following the transfer of business under the ring-fencing regulations and adjustments in respect of prior periods. These factors have been partially offset by the impact of conduct charges, the banking surcharge and a reduction in the carrying value of deferred tax assets in respect of losses in the UK and Ireland.

•           The tax charge for the year ended 31 December 2018 is higher than the UK statutory rate reflecting the impact of the banking surcharge, non deductible bank levy and conduct charges for which no tax relief has been recognised. These factors have been offset partially by adjustments in respect of prior periods.

RBS – Annual Report on Form 20-F 2019	56

Business review

Financial summary continued

Summary consolidated balance sheet as at 31 December 2019

	2019	2018	Variance
	£m	£m	£m
Assets
Cash and balances at central banks	77,858	88,897	(11,039)	(12%)
Trading assets	76,745	75,119	1,626	2%
Derivatives	150,029	133,349	16,680	13%
Loans to banks - amortised cost	10,689	12,947	(2,258)	(17%)
Loans to customers - amortised cost	326,947	305,089	21,858	7%
Settlement balances	4,387	2,928	1,459	50%
Other financial assets	61,452	59,485	1,967	3%
Other assets	14,932	16,421	(1,489)	(9%)
Total assets	723,039	694,235	28,804	4%

Liabilities
Bank deposits	20,493	23,297	(2,804)	(12%)
Customer deposits	369,247	360,914	8,333	2%
Settlement balances	4,069	3,066	1,003	33%
Trading liabilities	73,949	72,350	1,599	2%
Derivatives	146,879	128,897	17,982	14%
Other financial liabilities	45,220	39,732	5,488	14%
Subordinated liabilities	9,979	10,535	(556)	(5%)
Other liabilities	9,647	8,954	693	8%
Total liabilities	679,483	647,745	31,738	5%

Total equity	43,556	46,490	(2,934)	(6%)

Total liabilities and equity	723,039	694,235	28,804	4%

Tangible net asset value per ordinary share (pence) (1)	268p	287p	19p	7%

Note:

(1)    Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares in issue

•           Total assets of £723.0 billion as at 31 December 2019 increased by £28.8 billion, 4%, compared with 31 December 2018. This was primarily driven by increases in loans to customers and derivatives, partially offset by reductions in cash and balances at central banks

•           Cash and balances at central banks decreased by £11.0 billion, 12%, to £77.9 billion mainly as a result of  Treasury liquidity management, a £4 billion repayment to the Bank of England Term Funding Scheme (TFS) and subordinated liability redemptions, offset by various bond  and MREL issuances.

•           Trading assets increased by £1.6 billion, 2%, to £76.7 billion and trading liabilities increased by £1.6 billion, 2%, to £73.9 billion both reflecting a moderate increase in NWM.

•           Movements in derivative assets, up £16.7 billion, 13%, to £150.0 billion, and liabilities, up £18.0 billion, 14% to £146.9 billion, mainly driven by mark-to-market increases due to a downward shift in interest rate yields and new business during the year, partially offset by the strengthening of sterling against major currencies since 2018 year end.

•           Loans to customers - amortised cost, increased by £21.9 billion, 7%, to £326.9 billion including £10 billion of net new loans to customers in UK Personal Banking and £11 billion in Treasury as part of liquidity management.

•           Other financial assets includes debt securities, equity shares and other loans and increased by £2.0 billion, 3%, to £61.5 billion, primarily driven by the equity holding in SABB partially offset by liquidity management.

•           Other assets decreased by £1.5 billion, 9% to £14.9 billion primarily driven by the reduction in assets of disposal group following the Alawwal bank merger.

•           Bank deposits decreased by £2.8 billion, 12%, to £20.5billion, with decreases including a £4 billion repayment of the Bank of England TFS, partially offset by an increase in repo transactions in Treasury.

•           Customer deposits increased by £8.3 billion, 2% to £369.2 billion  including increases of £5.0 billion in UK Personal banking reflecting continued growth across current accounts and savings.

•           Other financial liabilities included customer deposits at fair value through profit and loss and debt securities in issue increased by £5.5 billion, 14%, to £45.2 billion primarily driven by £4 billion of MREL senior debt issued by RBSG plc.

•           Subordinated liabilities decreased by £0.6 billion, 5% to £10.0 billion as a result of redemptions in the period of £1.1 billion, offset by an issuance of £0.6 billion by RBSG plc.

•           Other liabilities  increased by £0.7 billion, 8% to £9.6 billion mainly due to the increase in lease balances following the adoption of IFRS 16 on 1 January 2019, partially offset by reductions in provisions in the year.

•           Owners’ equity decreased by £2.2 billion, 5%, to £43.5 billion, primarily driven by the payment of ordinary dividends of £3 billion,  offset by the £3.5 billion profit for the year, which included FX recycling of £1.5 billion.

RBS – Annual Report on Form 20-F 2019	57

Business Review

Segment performance

UK Personal Banking

	2019	2018	Variance
Income statement	£m	£m	£m
Net interest income	4,130	4,283	(153)	(4%)
Non-interest income	736	771	(35)	(5%)
Total income	4,866	5,054	(188)	(4%)
Other costs	(2,403)	(2,428)	25	(1%)
Strategic costs	(290)	(226)	(64)	28%
Litigation and conduct costs	(925)	(213)	(712)	nm
Operating expenses	(3,618)	(2,867)	(751)	26%
Impairment losses	(393)	(339)	(54)	16%
Operating profit	855	1,848	(993)	(54%)

Performance ratios
Return on equity (1)	9.6%	24.7%	(15.1%)
Net interest margin	2.47%	2.67%	(0.20%)
Cost:income ratio	74.4%	56.7%	17.7%

Note:

(1)        Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

	2019	2018	Variance
Capital and balance sheet	£bn	£bn	£bn
Loans to customers (amortised cost)
- personal advances	8.5	7.6	0.9	12%
- mortgages	147.5	138.5	9.0	6%
- cards	4.3	4.0	0.3	8%
Total loans to customers (amortised cost)	160.3	150.1	10.2	7%
Loan impairment provisions	(1.4)	(1.2)	(0.2)	17%
Net loans to customers	158.9	148.9	10.0	7%

Total assets	182.3	171.0	11.3	7%
Customer deposits	150.3	145.3	5.0	3%
Risk-weighted assets	37.8	34.3	3.5	10%

2019 compared with 2018

•           Almost three quarters of our current account customers are now digitally active, with growing engagement and continued improvements to their digital experience making it easier for our customers everyday. Total digital sales volumes increased by 30% compared with 2018, representing 53% of all sales. 63% of personal unsecured loan sales, 66% of credit card accounts and 56% of current accounts opened were via the digital channel.

•           Total income was £188 million, or 3.7%, lower than 2018, impacted by lower overall mortgage margins, an IFRS 9 accounting change for interest in suspense recoveries of £29 million and a £12 million decrease in debt sale gains, partially offset by strong lending growth.

•           Net interest margin decreased by 20 basis points reflecting mortgage margin pressure, as front book margins remain lower than back book margin and the book re-prices to the current rate.

•           Operating expenses of £3,618 million, were £751 million, or 26.2%, higher compared with 2018. Excluding strategic, litigation and conduct costs, operating expenses decreased by £25 million, or 1.0%, reflecting a 6.5% reduction in headcount from digital process simplification and back office rationalisation and lower property costs, partially offset by increased fraud costs due to a revised customer refund approach for authorised push payment scams, annual pay award, and increased investment and technology costs.

•           Litigation and conduct costs include a £900 million charge in respect of PPI claims following greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline.

•           Impairment losses were £54 million higher than 2018 reflecting lending growth and lower debt sale recoveries, partially offset by interest in suspense recoveries following an IFRS 9 accounting change and a £25 million lower charge for economic uncertainty than in 2018. Default rates increased slightly since 2018, but, the overall trend flattened in the second half of the year as a result of unsecured risk appetite tightening.

•           Net loans to customers increased by £10.0 billion, or 6.7%, to £158.9 billion. The business has maintained a prudent approach to risk and pricing in a very competitive market, with gross new mortgage lending in 2019 of £33.3 billion, 9.6% higher than 2018. Mortgage new business market share increased to approximately 12.5%, supporting a stock share of around 10.2% up from 9.8% in 2018. Momentum also continued in personal advances and credit cards, increasing by 11.8% and 7.5% respectively.

•           Customer deposits increased by £5.0 billion, or 3.4%, as growth continued across current accounts and savings.

•           RWAs increased by £3.5 billion, or 10.2%, principally due to strong lending, £2.2 billion, mortgage predictive loss adjustments, £0.6 billion, and an increase linked to IFRS 16 changes, £0.7 billion.

RBS – Annual Report on Form 20-F 2019	58

Business Review

Segment performance continued

Ulster Bank RoI

	2019	2018	Variance		2019	2018	Variance
Income statement	€m	€m	€m		£m	£m	£m
Net interest income	456	502	(46)	(9%)	400	444	(44)	(10%)
Non-interest income	191	187	4	2%	167	166	1	1%
Total income	647	689	(42)	(6%)	567	610	(43)	(7%)
Other costs	(537)	(553)	16	(3%)	(470)	(490)	20	(4%)
Strategic costs	(68)	(25)	(43)	172%	(60)	(22)	(38)	173%
Litigation and conduct costs	(25)	(79)	54	(68%)	(22)	(71)	49	(69%)
Operating expenses	(630)	(657)	27	(4%)	(552)	(583)	31	(5%)
Impairment releases/(losses)	38	(17)	55	nm	34	(15)	49	nm
Operating profit	55	15	40	nm	49	12	37	nm

Average exchange rate - €/£					1.141	1.130

Performance ratios
Return on equity (1)	2.3%	0.5%	1.8%		2.3%	0.5%	1.8%
Net interest margin	1.59%	1.79%	(0.20%)		1.59%	1.79%	(0.20%)
Cost:income ratio	97.4%	95.6%	1.8%		97.4%	95.6%	1.8%

Note:

(1)

Return on equity is based on segmental operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming a nil tax rate.

	2019	2018	Variance		2019	2018	Variance
Capital and balance sheet	€bn	€bn	€bn		£bn	£bn	£bn
Loans to customers (amortised cost)
- mortgages	16.0	16.2	(0.2)	(1%)	13.6	14.5	(0.9)	(6%)
- other lending	6.3	5.9	0.4	7%	5.4	5.3	0.1	2%
Total loans to customers (amortised cost)	22.3	22.1	0.2	1%	19.0	19.8	(0.8)	(4%)
Loan impairment provisions	(0.9)	(1.1)	0.2	(18%)	(0.8)	(1.0)	0.2	(20%)
Net loans to customers	21.4	21.0	0.4	2%	18.2	18.8	(0.6)	(3%)

Total assets	29.8	28.1	1.7	6%	25.4	25.2	0.2	1%
Funded assets	29.8	28.1	1.7	6%	25.4	25.2	0.2	1%
Customer deposits	21.7	20.1	1.6	8%	18.5	18.0	0.5	3%
Risk-weighted assets	15.3	16.4	(1.1)	(7%)	13.0	14.7	(1.7)	(12%)

Spot exchange rate - €/£					1.175	1.117

2019 compared with 2018

•           Ulster Bank RoI continued to strengthen its digital proposition in 2019 through enhancements to digital and mobile customer offerings. 70% of active current account customers are now on digital channels, with 48% using the mobile app which now includes new app services to enable customers to lock and unlock their debit cards, create savings goals and explore how they are spending their money.

•           Total income was £43 million, or 7.0% (€42 million, or 6.1% in euro terms) lower than 2018 primarily reflecting reduced income from non-performing loans (NPLs) following the sale of a portfolio of assets, largely completed in 2018, and an income reduction from an IFRS 9 accounting change in 2019 for interest in suspense recoveries of £20 million (€23 million), with an offsetting impact in impairments. These movements contributed to a 20 basis points decrease in net interest margin compared with 2018.

•           Operating expenses of £552 million (€630 million in euro terms) decreased by £31 million, or 5.3% (€27 million, or 4.1% in euro terms). Excluding strategic, conduct and litigation costs, operating expenses decreased by £20 million, or 4.1% (€16 million, or 2.9% in euro terms), due to reduced project and pension costs and other efficiencies which resulted in a headcount reduction of 6.5%, partially offset by higher levies and increased risk and compliance costs.

•           A net impairment release of £34 million (€38 million) reflects improvements in the performance of the loan portfolio and the accounting change for interest in suspense recoveries, partially offset by a charge for economic uncertainty.

•           Net loans to customers decreased by £0.6 billion, or 3.2% due to the weakening of the euro, but increased  by €0.4 billion, or 1.9% in euro terms, reflecting strong lending in both the personal and commercial sectors, partially offset by concluding the sale of a portfolio of NPLs, £0.1 billion (€0.1 billion), and a continued reduction in the tracker mortgage book. Tracker mortgage balances reduced by £1.0 billion, or 12.9% (€0.7 billion, or 8.4% in euro terms) compared with 2018, with Tracker balances accounting for 38.2% of total net loans at the end of 2019. The business maintained a prudent approach to risk and pricing in a competitive market, with gross new lending of £2.6 billion (€3.0 billion) in 2019, 7.4% (13.0% in euro terms) higher than 2018.

•           Customer deposits increased by £0.5 billion, or 2.8% (€1.6 billion, or 8.0% in euro terms), supporting a reduction in the loan:deposit ratio to 98% from 105%.

•           RWAs reduced by £1.7 billion, or 11.6% (€1.1 billion, or 6.7% in euro terms), principally reflecting an improvement in credit metrics and the impact of the NPL sale.

RBS – Annual Report on Form 20-F 2019	59

Business Review

Segment performance continued

Commercial Banking

	2019	2018	Variance
Income statement	£m	£m	£m
Net interest income	2,842	2,855	(13)	(0%)
Non-interest income	1,476	1,747	(271)	(16%)
Total income	4,318	4,602	(284)	(6%)
Other costs	(2,237)	(2,288)	51	(2%)
Strategic costs	(301)	(155)	(146)	94%
Litigation and conduct costs	(62)	(44)	(18)	41%
Operating expenses	(2,600)	(2,487)	(113)	5%
Impairment losses	(391)	(147)	(244)	166%
Operating profit	1,327	1,968	(641)	(33%)

Performance ratios
Return on equity (1)	8.4%	12.1%	(3.7%)
Net interest margin	1.95%	1.96%	(0.01%)
Cost:income ratio	58.9%	52.8%	6.1%

Note:

(1)

Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12% of the monthly average of segmental RWAes, assuming 28% tax rate.

	2019	2018	Variance
Capital and balance sheet	£bn	£bn	£bn
Loans to customers (amortised cost)
- business banking	6.9	6.7	0.2	3%
- SME & mid-corporates	29.7	30.0	(0.3)	(1%)
- specialised business	16.1	18.0	(1.9)	(11%)
- large corporates & institutions	21.0	18.4	2.6	14%
- real estate	21.3	20.7	0.6	3%
- commercial - EU divestment	5.6	7.0	(1.4)	(20%)
- other	1.9	2.0	(0.1)	(5%)
Total loans to customers (amortised cost)	102.5	102.8	(0.3)	(0%)
Loan impairment provisions	(1.3)	(1.4)	0.1	(7%)
Net loans to customers (amortised cost)	101.2	101.4	(0.2)	(0%)
Total assets	165.4	166.4	(1.0)	(1%)
Customer deposits (excluding repos)	135.0	134.4	0.6	0%
Loan:deposit ratio (excluding repos)	75%	75%	—	—
Risk-weighted assets	72.5	78.4	(5.9)	(8%)

Notes:

(1)	New drawn lending and any re-financing resulting in a new facility or the opening of a new account, excluding Overdrafts and Supplier Finance.
(2)	RWA intensity is defined as total risk weighted assets divided by total loans to customers (amortised cost).

2019 compared with 2018

•           Commercial Banking continues to focus on increasing customer interactions through digital channels. In 2019, NatWest became the first UK bank to launch biometric secure authentication for all business payments via Bankline mobile. Conversation volumes with our chat bot Cora have increased to c.16,500 per month since inception in December 2018.

•           Total income decreased by £284 million, or 6.2%, reflecting asset disposal and fair value gains of £169 million in 2018, compared with a £16 million loss in 2019, combined with lower deposit income and lower non-interest income. Net interest margin decreased by 1 basis point in comparison to 2018 as a result of lower deposit income, with lending margins broadly stable.

•           Operating expenses of £2,600 million were £113 million, or 4.5%, higher compared with 2018. Excluding strategic, litigation and conduct costs, operating expenses decreased by £51 million, or 2.2%, reflecting lower back office operations costs and VAT recoveries, partially offset by £17 million higher operating lease depreciation, £9 million authorised push payment fraud costs in line with new industry practice, and higher remediation, innovation and technology spend.

•           Impairment losses of £391 million include a small number of single name charges, IFRS 9 modelling adjustments and charges in respect of increased economic uncertainty.

•           Commercial Banking gross new lending(1) was £19.5 billion in 2019. Net loans to customers decreased by £0.2 billion as planned reductions in EU divestment and Large Corporates & Institutions Western European transfers to NatWest Markets of £0.6 billion were partially offset by growth across the business. Lending across Business Banking, SME & Mid-Corporate and Specialised business increased by £1.1 billion, or 2.1%.

•           RWAs decreased by £5.9 billion due to model improvements, active capital management and business transfers of £2.4 billion, resulting in a RWA intensity(2) of 70.7% in comparison to 76.3% in 2018.

RBS – Annual Report on Form 20-F 2019	60

Business Review

Segment performance continued

Private Banking

	2019	2018	Variance
Income statement	£m	£m	£bn
Net interest income	521	518	3	1%
Non-interest income	256	257	(1)	(0%)
Total income	777	775	2	0%
Other costs	(439)	(456)	17	(4%)
Strategic costs	(38)	(21)	(17)	81%
Litigation and conduct costs	(9)	(1)	(8)	nm
Operating expenses	(486)	(478)	(8)	2%
Impairment releases/(losses)	6	6	—	—
Operating profit	297	303	(6)	(2%)

Performance ratios
Return on equity (1)	15.4%	15.4%	—
Net interest margin	2.40%	2.52%	(0.12%)
Cost:income ratio	62.5%	61.7%	0.8%

	2019	2018	Variance
Capital and balance sheet	£bn	£bn	£bn
Loans to customers (amortised cost)
- personal	2.1	2.0	0.1	5%
- mortgages	10.0	8.9	1.1	12%
- other	3.4	3.4	—	—
Total Net loans to customers (amortised cost)	15.5	14.3	1.2	8%

Total assets	23.3	22.0	1.3	6%
Assets under management (AUMs) (2)	23.2	19.8	3.4	17%
Assets under administration (AUAs) (3)	7.2	6.6	0.6	9%
Assets under management and administration (AUMA)	30.4	26.4	4.0	15%
Customer deposits	28.4	28.4	—	—
Loan:deposit ratio	55%	50%	0.1	10%
Risk-weighted assets	10.1	9.4	0.7	7%

Notes:

(1)

Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 13% (13.5% prior to Q1 2019 and 14% prior to Q1 2018) of the monthly average of segmental RWAes, assuming 28% tax rate.

(2)	Comprises assets under management, assets under custody and investment cash.
(3)

Private Banking manages assets under management portfolios on behalf of UK Personal Banking and RBSI. Prior to Q4 2018, the assets under management portfolios of UK Personal Banking and RBSI were not included. Private Banking receives a management fee from UK Personal Banking and clients of RBSI in respect of providing this service.

2019 compared with 2018

•           Private banking offers a service-led, digitally enabled experience for its clients, with approximately 75% of eligible clients banking with us digitally. Our client servicing model utilises both digital and telephony through Coutts24 and Adam24, which have client satisfaction ratings of 96% and 92% respectively. Coutts Connect, our social platform which allows clients to network and build working relationships with one another, now has over 1,700 active users since launching in 2018.

•           Total income increased by £2 million, or 0.3%, as volume growth and one-off benefits were partially offset by lower deposit income. Net interest margin decreased by 12 basis points compared with 2018 primarily due to deposit margin pressure.

•           Operating expenses of £486 million were £8 million, or 1.7%, higher compared with 2018. Excluding strategic, litigation and conduct costs, operating expenses decreased by £17 million, or 3.7%, primarily reflecting lower back office operations costs.

•           A net impairment release of £6 million reflected a number of one-off releases.

•           Net loans to customers increased by £1.2 billion, or 8.4%, mainly due to mortgage lending, relative to an increase in RWA’s of £0.7 billion, or 7.4%.

•           Total assets under management in Private Banking increased by £3.4 billion, or 17.2%, reflecting positive investment performance of £2.7 billion and net new business inflows of £0.7 billion.

•           Total assets under management and administration overseen by Private Banking increased by £4.0 billion, or 15.2%, reflecting positive investment performance of £3.2 billion and net new business inflows of £0.8 billion.

RBS – Annual Report on Form 20-F 2019	61

Business Review

Segment performance continued

RBS International

	2019	2018	Variance
Income statement	£m	£m	£m
Net interest income	478	466	12	3%
Non-interest income	132	128	4	3%
Total income	610	594	16	3%
Other costs	(244)	(260)	16	(6%)
Strategic costs	(20)	(9)	(11)	122%
Litigation and conduct costs	—	9	(9)	(100%)
Operating expenses	(264)	(260)	(4)	2%
Impairment (losses)/releases	(2)	2	(4)	(200%)
Operating profit	344	336	8	2%

Performance ratios
Return on equity (1)	25.7%	24.4%	1.3%
Net interest margin	1.60%	1.71%	(0.11%)
Cost:income ratio	43.3%	43.8%	(0.5%)

Note:

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 16% of the monthly average of segmental RWAes.

	2019	2018	Variance
Capital and balance sheet	£bn	£bn	£bn
Loans to customers (amortised cost)
- corporate	11.1	10.2	0.9	9%
- mortgages	2.6	2.7	(0.1)	(4%)
- other	0.4	0.4	—	—
Total Net loans to customers (amortised cost)	14.1	13.3	0.8	6%

Total assets	31.7	28.4	3.3	12%
Customer deposits	30.1	27.5	2.6	9%
Risk-weighted assets	6.5	6.9	(0.4)	(6%)

2019 compared with 2018

•           RBS International’s existing personal customers can now open individual savings accounts in an average time of 8 minutes rather than 14 days, with over 3,000 new accounts opened this year using the automated process. Digital adoption in personal banking has increased by more than 17%. Over 90% of non-personal customers who provided feedback find our electronic banking platform, eQ easy or extremely easy to use, with 18 new features introduced into eQ through 2019 as part of our ongoing investment in the platform.

•           Total income increased by £16 million, or 2.7%, due to increased customer lending and deposits in Institutional and Local Banking. Institutional Banking contributed 63% to income in 2019, with Local Banking 31% and Depositary Services 6%. Net interest margin decreased by 11 basis points compared with 2018 as deposit margins reduced due to falling interest rates in the second half of the year along with mortgage margin pressure.

•           Operating expenses of £264 million were £4 million, or 1.5%, higher compared with 2018. Excluding strategic, litigation and conduct costs, operating expenses decreased £16 million, or 6.2%, reflecting a £24 million reduction in back office operations costs, partially offset by higher investment spend relating to the digital proposition.

•           Net loans to customers increased by £0.8 billion, or 6.0%, reflecting a Funds business transfer of £0.5 billion from NatWest Markets and higher volumes in Institutional and Local Banking.

•           Customer deposits increased by £2.6 billion primarily reflecting activity in the Funds sector and £1.1 billion growth in term and notice deposits.

•           RWAs decreased by £0.4 billion as the impact of model updates was partially offset by increased lending and business transfers.

RBS – Annual Report on Form 20-F 2019	62

Business Review

Segment performance continued

NatWest Markets(1)

	2019	2018	Variance
Income statement	£m	£m	£m
Net interest income	(188)	112	(300)	nm
Non-interest income	1,530	1,330	200	15%
Total income	1,342	1,442	(100)	(7%)
Other costs	(1,178)	(1,213)	35	(3%)
Strategic costs	(222)	(238)	16	(7%)
Litigation and conduct costs	(18)	(153)	135	(88%)
Operating expenses	(1,418)	(1,604)	186	(12%)
Impairment releases	51	92	(41)	(45%)
Operating loss	(25)	(70)	45	(64%)

Analysis of income by product
Rates	455	662	(207)	(31%)
Currencies	432	432	—	—
Financing	403	382	21	5%
Revenue share paid to other segments	(208)	(217)	9	(4%)
Core income excluding OCA	1,082	1,259	(177)	(14%)
Legacy	340	91	249	nm
Own credit adjustments	(80)	92	(172)	(187%)
Total income	1,342	1,442	(100)	(7%)

Performance ratios
Return on equity (2)	(3.2)%	(2.0)%	(1.2)%
Cost:income ratio	105.7%	111.2%	(5.5)%

	2019	2018	Variance
Capital and balance sheet	£bn	£bn	£bn
Net loans to customers (amortised cost)	8.4	8.4	—	—
Total assets	263.9	244.5	19.4	8%
Funded assets	116.2	111.4	4.8	4%
Customer deposits	3.7	2.6	1.1	42%
Risk-weighted assets	37.9	44.9	(7.0)	(16%)

Notes:

(1)        The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity or group. For 2019, NatWest Markets Plc entity includes NatWest Markets N.V. from the 29 November 2019 only, whereas the NatWest Markets franchise excludes the Central items & other segment. For periods prior to Q4 2019, NatWest Markets N.V. was also excluded from the NatWest Markets Plc entity.

(2)        Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity (based on 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 28% tax rate.

2019 compared with 2018

•           NatWest Markets continued to play a leading role in market structural reform. We were first-to-market with our Realised Rate calculator and we acted as the sole solicitation agent for the first ever LIBOR to SONIA bond amendment issued in the market.

•           Total income decreased by £100 million, or 6.9%, reflecting lower core income and own credit adjustments (OCA), partially offset by increased legacy income following the £444 million gain on the merger of Alawwal bank with SABB.

•           A core income reduction of £177 million, or 14.1%, was due to challenging market conditions, most significantly in Q3 2019 when the business was impacted by weak performance in the Rates business.

•           Operating expenses of £1,418 million were £186 million, or 11.6%, lower compared with 2018. Excluding strategic, litigation and conduct costs, operating expenses decreased by £35 million, or 2.9%.

•           A net impairment release of £51 million compared with a release of £92 million in 2018, both reflecting a small number of legacy cases.

•           RWAs decreased by £7.0 billion driven by the £4.7 billion reduction following the merger of Alawwal bank with SABB and other legacy reductions.

	2019	2018	Variance
Central items & other	£m	£m	£m
Central items not allocated	1,385	(1,038)	2,423	nm

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment. Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

2019 compared with 2018

•              Central items not allocated include £1,459 million of FX recycling gains, a £169 million reimbursement under indemnification agreements relating to US residential mortgage-backed securities (RMBS) and strategic costs of £450 million. FY 2018 included a litigation and conduct charge of £809 million, principally in respect of the settlement with the US Department of Justice.

RBS – Annual Report on Form 20-F 2019	63

Our Board

Key
A	Group Audit Committee	Ri	Group Board Risk Committee
E	Group Executive Committee	S	Group Sustainable Banking Committee
N	Group Nominations and Governance Committee	T	Technology and Innovation Committee
Re	Group Performance and Remuneration Committee	Underlined	Committee Chairman

1 Howard Davies

Appointed: 14 July 2015 (Board),

1 September 2015 (Chairman)

Experience: Howard was chair of the UK Airports Commission between 2012 and 2015; Chairman of Phoenix plc from 2012 to 2015; Director of the London School of Economics and Political Science from 2003 until May 2011; Chairman of the UK Financial Services Authority from 1997 to 2003; and Deputy Governor of the Bank of England from 1995 to 1997.

He is also Professor of Practice at the Paris Institute of Political Science (Sciences Po) and author of several books on financial subjects.

External appointments: Independent director of Prudential plc and Chair of the Risk Committee; Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC; Chair of the International Advisory Council of the China Securities Regulatory Commission; and Member of the International Advisory Council of the China Banking and Insurance Regulatory Commission.

2 Alison Rose

Appointed: 1 November 2019

Experience: Alison has worked at RBS for 27 years. Prior to her current role, Alison was Deputy CEO of NatWest Holdings and CEO of the Commercial and Private Banking business. Previous roles include Head of Europe, Middle East and Africa, Markets & International Banking and Global Head of International Banking Capital and Balance Sheet. Alison was invited by the UK Government to lead a review of the barriers to women starting a business and launched The Rose Review in March 2019. Alison also champions NatWest’s Entrepreneur Accelerator programme, an innovative initiative supporting start-up businesses across the UK, and sponsors the Bank’s employee-led networks.

External appointments: Non-executive director of Great Portland Estates plc; Chair of the McLaren/Deloitte Advisory Council; and sits on the board of Coutts Charitable Foundation.

3 Katie Murray

Appointed: 1 January 2019

Experience: Katie joined RBS as Director of Finance in November 2015 and was appointed as Deputy Chief Financial Officer in March 2017. She was appointed Chief Financial Officer in January 2019. Katie has worked in Finance and Accounting for nearly 30 years with experience in capital management, investor relations, financial planning and all areas of financial services. Katie was previously the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg from 2011 to 2015, having held various roles in Old Mutual from 2002. Prior to this, Katie worked at KPMG for 13 years.

Katie is a Chartered Accountant having trained in Scotland and is a member of The Institute of Chartered Accountants of Scotland.

External appointments: None.

Independent non-executive directors

4 Frank Dangeard

Appointed: 16 May 2016

Experience: Frank assumed the role of Chairman, NatWest Markets Plc on 30 April 2018. Previously, Frank served as a non-executive director of Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS, and as Deputy Chairman and acting Chairman of Telenor ASA. During his executive career he held various roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and Managing Director of SG Warburg.

Frank is a graduate of HEC and IEP in Paris and of the Harvard Law School in the US.

External appointments: Chairman of the Board of NortonLifeLock Inc. and non-executive director of Arqiva Group Limited.

5 Alison Davis

Appointed: 1 August 2011

Experience: Previously, Alison served as a director of City National Bank, First Data Corporation, Xoom Corporation, Presidio Bank and Diamond Foods, Inc, and as a non-executive director and chair of the board of LECG Corporation. She has also worked at McKinsey & Company; AT Kearney; as Chief Financial Officer at Barclays Global Investors (now BlackRock); and as managing partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

Alison is a graduate of Cambridge University and Stanford Business School.

External appointments: Non-executive director, and member of the audit committee of Fiserv Inc; non-executive director and chair of the audit committee of Ooma Inc; and non-executive director and chair of the audit committee of Collibra.

6 Patrick Flynn

Appointed: 1 June 2018

Experience: Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group N.V. from April 2009 to May 2017. Prior to that, he was Chief Financial Officer of HSBC Insurance from 2007 to 2009 and prior to that, from 2002 to 2007, was Chief Financial Officer of HSBC South America based in Brazil where he was responsible for HSBC’s banking and insurance operations.

Patrick is a Fellow of Chartered Accountants Ireland; and a member of the Association of Corporate Treasurers in the UK.

External appointments: Non-executive director of Aviva plc and chair of the audit committee, and member of the risk and nomination committees.

RBS – Annual Report on Form 20-F 2019	64

Our Board

7 Morten Friis

Appointed: 10 April 2014

Experience: Prior to being appointed to the Board, Morten had a 34 year financial services career. He held various roles at Royal Bank of Canada and its subsidiaries including Associate Director at Orion Royal Bank; Vice President, Business Banking; and Vice President, Financial Institutions. In 1997, he was appointed as Senior Vice President, Group Risk Management and served as the Chief Credit Officer, then Chief Risk Officer, from 2004 to 2014. He was also previously a Director of RBC Bank (USA); Westbury Life Insurance Company; RBC Life Insurance Company; and RBC Dexia Investor Services Trust Company.

External appointments: Member of the Board of Directors of The Canadian Institute for Advanced Research; member of the Board of Directors of the Harvard Business School Club of Toronto; and non-executive director of Jackson National Life Insurance Company.

8 Robert Gillespie

Appointed: 2 December 2013

Experience: Robert had a long career in investment banking, specialising in corporate advisory work. He was Director General of the Takeover Panel from 2010 until 2013 and prior to that held a number of senior management positions at UBS including being global head of investment banking from 1999 until 2005, chief executive of UBS for EMEA from 2004 to 2006 and Vice Chairman of UBS Investment Bank from 2005 to 2008. He commenced his career at Price Waterhouse where he qualified as a Chartered Accountant and in 1981 joined S.G. Warburg which subsequently became part of UBS.

External appointments: Chairman of The Boat Race Company Limited; director of Social Finance Limited; and professor of practice, Durham University Business School.

9 Baroness Noakes, DBE

Appointed: 1 August 2011

Experience: Baroness Noakes is an experienced director on UK listed company boards with extensive and varied political and public sector experience. A qualified chartered accountant, she previously headed KPMG’s European and International Government practices and has been President of the Institute of Chartered Accountants in England and Wales. She was appointed to the House of Lords in 2000 and has served on the Conservative front bench in various roles including as shadow Treasury minister between 2003 and May 2010. Baroness Noakes previously held non-executive roles on the Court of the Bank of England, Hanson, ICI, Severn Trent plc, Carpetright plc, John Laing Group plc and SThree plc. She also previously served as Deputy Chair of Ofcom.

External appointments: None

10 Mike Rogers

Appointed: 26 January 2016

Experience: Mike was previously Chief Executive of Liverpool Victoria Group for 10 years. Mike has extensive experience in retail banking and financial services. He joined Barclays in 1986 where he undertook a variety of roles in the UK and overseas across business banking, wealth management and retail banking, and was Managing Director of Small Business, Premier Banking and UK Retail Banking.

External appointments: Chairman of Experian plc; Chairman of Aegon UK and Chairman of its Remuneration Committee.

11 Mark Seligman

Appointed: 1 April 2017; Senior Independent Director since 1 January 2018

Experience: Mark is a former senior investment banker with broad financial services knowledge and has substantial FTSE 100 Board experience gained in various industry sectors, including as a Committee Chair and Senior Independent Director. During his executive career, he held various senior roles at Credit Suisse/BZW (including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB); and previously SG Warburg (ultimately as Managing Director, Head of Advisory). He has also previously served as a non-executive Director of BG Group plc and as Deputy Chairman of G4S plc.

External appointments: Senior Independent Director of Kingfisher plc, and non-executive director and chairman of the audit committee of Smiths Group plc.

12 Lena Wilson, CBE

Appointed: 1 January 2018

Experience: Lena is an experienced CEO with an international career, who spent a significant proportion of her executive career with Scottish Enterprise, latterly as Chief Executive from 2009 until 2017. Prior to that, Lena held the role of Senior Investment Advisor to The World Bank in Washington DC. She is a visiting Professor at the University of Strathclyde and has previously served as a member of Scotland’s Financial Services Advisory Board and as Chair of Scotland’s Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland. Lena is Chair of the Colleague Advisory Panel established by RBS during 2018.

External appointments: Non-executive director of Intertek Group plc and member of the audit and nomination committees; Senior Independent Director of Argentex Group plc; and non-executive director of Scottish Power Renewables Limited. Visiting Professor, University of Strathclyde Business School. Member of National Advisory Board MCR Pathways, and Chairman of Advisory Board of Turtle Pack Ltd.

Chief Governance Officer and Company Secretary

13 Jan Cargill

Appointed: 5 August 2019

Experience: Jan is a chartered company secretary with over 20 years corporate governance experience. She was appointed Deputy Company Secretary in 2010, and prior to that held various roles in the legal and secretariat functions in RBS, including Head of Board and Shareholder Services.

Jan has a law degree and is a Fellow of the Chartered Banker Institute. She is also an Associate of The Chartered Governance Institute, and has an INSEAD Certificate in Corporate Governance.

RBS – Annual Report on Form 20-F 2019	65

Corporate governance

Dear Shareholder,

I am pleased to present the corporate governance report for 2019. This has been a noteworthy year for the Board with the appointment of a new Group Chief Executive Officer (CEO), and much time dedicated to the development of RBS Group’s purpose and strategy.

Board leadership and company purpose

In February 2019, the Board adopted a short set of annual objectives to improve agenda focus and ensure effective use of Board time. During the first full year of operation of ring-fenced governance arrangements, these objectives also served as an important reminder of the respective roles and responsibilities of the RBSG plc Board and the boards of the NWH Sub Group (NWH Ltd, NWB Plc, RBS plc and Ulster Bank Limited). The five themes selected provide a framework to share some key highlights for the year from a Board and governance perspective.

Purpose and strategy

The Board spent significant time on strategic development and planning in 2019.

Pending the appointment of a new CEO, the Board maintained a constructive dialogue with executive management on development of RBS Group’s future purpose and strategy, including at the annual strategy offsite in June 2019.

On 1 November 2019, Alison Rose was appointed CEO, following the resignation of Ross McEwan. Further details on the appointment process and the Board’s role in that process, can be found in the Report of the Group Nominations and Governance Committee on page 70. Alison’s statement on page 7 sets out the new purpose and strategy. Alison has the Board’s full support: it is a strategy which the Board carefully considered, helped establish and will proudly oversee. The Board is comfortable that it aligns with RBS Group’s culture and values and will deliver long-term sustainable success.

The Board spent time discussing the executive talent pipeline, including the capabilities required to deliver the strategy. In addition, it considered the diversity of the succession pool; resourcing strategy; and the range of development programmes and support available to RBS’s future senior leaders.

Risk and control

During 2019 the Board continued its focus on strategic risks and conducted deep dives on financial crime and the political and economic environment. There was also a Board teach-in on climate risk and the Board approved RBS’s high-level plan for addressing the financial risks related to climate change, a step forward in terms of building a more sustainable Bank. The Board held a recovery planning fire drill which tested the management of a scenario presenting conflicts of interest between the RBSG plc Board and its subsidiaries. The Board, supported by the Group Board Risk and Group Audit Committees, continues to monitor RBS’s overall control environment.

Customer focus

During 2019 the Board received information on key customer issues through customer service performance updates, fraud updates and regular business reviews. One area of focus has been overseeing delivery of improved customer experience and sustainable growth; themes on which the Board will continue to challenge management in 2020 and beyond, given the desire to improve RBS Group’s service ranking scores from the Competition and Markets Authority. Further information on the Board’s engagement with customers can be found on page 47 of the Strategic Report.

Stakeholder engagement

In developing its annual objectives, the Board identified a number of key stakeholders, and the Board’s agenda and engagement plans were structured to enhance the Board’s understanding of these stakeholders’ views and interests. This in turn has supported informed Board discussions and decision-making. Of particular note is the developing role of the Colleague Advisory Panel (CAP), which was established in 2018 in response to the requirements of the 2018 UK Corporate Governance Code (the Code). For further details on the Board’s engagement with the CAP and other key stakeholders, including shareholders, and how stakeholder interests have influenced the Board’s principal decisions, see pages 47 to 49 of the Strategic Report. Further information on RBS’s approach to investing in and rewarding our colleagues can be found on page 33 of the Strategic Report (Our Colleagues).

Culture and values

The Board is responsible for leading the development of RBS’s culture. In February 2019, the Banking Standards Board presented a summary of their 2018 culture assessment report on RBS, and in October 2019, the Board considered another set of encouraging results from the annual colleague opinion survey and the 2019 Banking Standards Board survey. The colleague opinion survey results were one culture oversight tool available to the Board. The survey results confirmed to the Board that 2019 targets had been achieved across key measurements, trends and benchmarks in relation to leadership, engagement and culture.

The directors continue to be mindful of their responsibility to set the “tone from the top” and take every opportunity to role model the desired culture both within the Boardroom and beyond. Directors’ personal interactions with colleagues provided useful opportunities to do so, for example through CAP events and business and function visits. Further, through the Group Sustainable Banking Committee, the Board received culture measurement reports which helped to support the Board on assessing progress on building a healthy culture across the Bank and assessing alignment between culture and values.

Board effectiveness

In 2019, the Board and committee evaluation was conducted by the Chief Governance Officer and Company Secretary. The review concluded that the Board and its committees continue to operate effectively and within their terms of reference. A review of the Board’s effectiveness was also carried out by the Prudential Regulation Authority during 2019.

Further information on the 2019 internal evaluation can be found on page 69.

Board and company secretary changes

I have already mentioned the resignation of Ross McEwan as CEO and the appointment of Alison Rose as Ross’s successor.

In addition, as disclosed in last year’s annual report, Brendan Nelson stepped down as Chairman of the Group Audit Committee on 31 March 2019, and as a non-executive director on 25 April 2019. Patrick Flynn succeeded Brendan as Chairman of the Group Audit Committee.

On 5 August 2019, Aileen Taylor stood down as Chief Governance & Regulatory Officer and Board Counsel, and Company Secretary, following 19 years with RBS. I am delighted that Jan Cargill, previously Deputy Secretary and Director, Corporate Governance, has assumed the role of Chief Governance Officer and Company Secretary.

2018 UK Corporate Governance Code and 2019 statutory reporting requirements

This is the first year in which RBSG plc has reported against the Code and in accordance with the new statutory requirements set out in The Companies (Miscellaneous Reporting) Regulations 2018, as they apply to RBSG plc. In preparation for this year’s disclosures, Board policies, processes and terms of reference were reviewed, and adjusted to reflect the Code and new reporting requirements. A section 172(1) statement can be found on page 47 of the Strategic Report.

Throughout the year RBSG plc has applied the Principles and complied with the Provisions of the Code, except in relation to:

RBS – Annual Report on Form 20-F 2019	66

Corporate governance

•    Provision 17 that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the board and senior management positions and oversee the development of a diverse pipeline for succession; and

•   Provision 33 that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors.

In both instances, the Board considers that these are matters which should rightly be reserved for the Board, as set out in more detail in our statement of compliance.

In addition, the Board has delegated two particular aspects of the Code’s provisions to Board Committees, with regular updates provided to the Board as appropriate:

•   The Group Audit Committee retains responsibility for reviewing and monitoring RBS’s whistleblowing procedures.

•   The Group Sustainable Banking Committee considers key workforce policies and practices (not related to pay) to ensure they are consistent with RBS’s values and support long term sustainable success.

For further details please refer to the relevant Committee reports on the following pages.

All directors are committed to observing high standards of corporate governance, integrity and professionalism. A statement of compliance with the Code can be found on page 108.

In conclusion I would like to thank my fellow Board members for their contribution and commitment throughout the year.

Howard Davies

Chairman of the Board

13 February 2020

Division of responsibilities

The Board has 12 directors comprising the Chairman, two executive directors and nine independent non-executive directors, one of whom is the Senior Independent Director.

Director biographies and details of the Board committees of which they are members can be found on pages 64 and 65

Non-executive director independence

The Board considers that the Chairman was independent on appointment and that all current non-executive directors are independent for the purposes of the Code. By the time Brendan Nelson stepped down from the Board on 25 April 2019, he had served for 9 years and 24 days. In that respect alone, Mr Nelson did not meet the independence criteria set out in the Code. Notwithstanding Mr Nelson’s length of service, the Board determined that Mr Nelson continued to be independent in character and judgement, offering a strong contribution to Board discussions and debate until he stepped down from the Board on 25 April 2019.

The Board

The Board is collectively responsible for promoting the long-term sustainable success of RBSG plc, driving both shareholder value and contribution to wider society. The Board’s role is to provide leadership of RBSG plc within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board sets the strategic aims of RBSG plc and its subsidiaries, ensures that the necessary resources are in place for RBS Group to meet its objectives, is responsible for the raising and allocation of capital and reviews business and financial performance. The Board establishes RBS’s purpose, values and strategy and leads the development of RBS’s culture. It ensures that RBSG plc’s obligations to its shareholders and other key stakeholders are understood and met.

The Board terms of reference include a formal schedule of matters specifically reserved for the Board’s decision and are reviewed at least annually. They are available on rbs.com.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. Please refer to page 46 of the Strategic Report for more details. Board committee terms of reference are available on rbs.com.

Executive Management

The Group Board and the CEO are supported by the Executive Committee (Group ExCo), which considers strategic, financial, capital, risk and operational issues affecting RBS. Group ExCo’s membership comprises the executive directors and the Group Chief Risk Officer; who are also members of the wider executive management team. Biographies of the executive management team can be found on rbs.com.

Chairman and CEO

The role of Chairman is distinct and separate from that of the CEO and there is a clear division of responsibilities, with the Chairman leading the Board and the CEO managing the business day to day.

Senior Independent Director

Throughout 2019 Mark Seligman, as Senior Independent Director, acted as a sounding board for the Chairman, and as an intermediary for other directors when necessary. He was also available to shareholders to discuss any concerns they may have had, as appropriate.

Non-executive directors

Along with the Chairman and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. They provide constructive challenge, strategic guidance, and specialist advice to the executive directors and the executive management team, and hold management to account.

The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across RBS’s business activities and ensures no one individual or small group of individuals dominates the Board’s decision-making.

Details of the key responsibilities of the Chairman, CEO, Senior Independent Director and Non-executive Directors are available on rbs.com.

Company Secretary

The Chief Governance Officer and Company Secretary, Jan Cargill, works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its committees.

The Company Secretary is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors’ professional development.

Conflicts of interest

The Directors’ Conflicts of Interest policy sets out procedures to ensure that the Board’s management of conflicts of interest and its powers for authorising certain conflicts are operating effectively.

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

RBS – Annual Report on Form 20-F 2019	67

Corporate governance

Board and Committee meetings
The table below shows Board and Committee meeting attendance during 2019. There were six scheduled Board meetings during 2019, compared with nine in 2018. This reflects the revised operating model under RBS Group’s ring-fenced governance arrangements. In addition to scheduled meetings, additional meetings of the Board and its Committees were held on an ad hoc basis to deal with time-critical matters. There were six ad hoc Board meetings, four ad hoc N&G meetings, eight ad hoc RemCo meetings, six ad hoc BRC meetings and three ad hoc GAC meetings. In accordance with the Code, the Chairman and the non-executive directors met at least once during the year without executive directors present.

Board and committee membership and attendance 2019

		Group					Group
		Nominations			Group Sustainable	Technology	Performance and
		and Governance	Group Audit	Group Board	Banking	and Innovation	Remuneration
		Committee	Committee	Risk Committee	Committee	Committee	Committee
	Board	(N&G)	(GAC)	(BRC)	(SBC)	(TIC)	(RemCo)
Howard Davies	6/6	3/3	—	—	—	—	—
Alison Rose (1)	1/1	—	—	—	—	—	—
Katie Murray	6/6	—	—	—	—	—	—
Frank Dangeard	6/6	—	—	—	—	5/5	7/7
Alison Davis	6/6	—	—	—	5/5	5/5	7/7
Patrick Flynn (2)	6/6	2/2	6/6	9/9	—	5/5	—
Morten Friis	6/6	—	6/6	9/9	—	—	—
Robert Gillespie	6/6	3/3	—	9/9	5/5	—	7/7
Baroness Noakes	6/6	3/3	6/6	9/9	—	—	—
Mike Rogers (3)	6/6	—	—	—	5/5	—	6/7
Mark Seligman	6/6	3/3	6/6	—	—	—	7/7
Lena Wilson	6/6	—	—	—	5/5	5/5	—
Former Directors
Ross McEwan (4,5)	4/5	—	—	—	—	—	—
Brendan Nelson (6)	2/2	1/1	2/2	2/2	—	—	—

Notes:

(1)        Alison Rose was appointed Group CEO and executive director on 1 November 2019.

(2)        Patrick Flynn joined the Group Nominations and Governance Committee on 1 April 2019.

(3)        Mike Rogers did not attend the January RemCo due to a scheduling clash with a pre-existing commitment.

(4)        Ross McEwan did not attend the October Board due to a private commitment.

(5)        Ross McEwan resigned as Group Chief Executive Officer and executive director on 31 October 2019.

(6)        Brendan Nelson resigned as a non-executive director on 25 April 2019.

GRG Board Oversight Committee

The GRG Board Oversight Committee was established in 2015 in relation to the Financial Conduct Authority (FCA) review of the treatment of SME customers. The Committee oversaw and provided advice to the Board in relation to the review, the external independent review of GRG instigated by RBS and other matters generally related to GRG. The Committee was disbanded on 30 June 2019, following publication of the FCA’s report.

How the Board operated in 2019

At each scheduled Board meeting the directors receive reports from the Chairman, Board Committee Chairmen, CEO, Group Chief Financial Officer (CFO) and other members of the executive management team, as appropriate. Other senior executives attended Board meetings throughout the year to present reports to the Board. This provides the Board with an opportunity to engage directly with management on key issues and supports succession planning.

An integral part of RBS Group’s governance arrangements is the appointment of four ‘Double Independent Non-Executive Directors’ or ‘DINEDs’ to the boards, and board committees, of the NWH Sub Group. The DINEDs are independent in two respects: (i) independent of management as non-executives; and (ii) independent of the rest of RBS Group by virtue of their NWH Sub Group-only directorships. The DINEDs play a critical role in RBS Group’s ring-fencing governance structure, and are responsible for exercising appropriate oversight of the independence and effectiveness of the NWH Sub Group’s governance arrangements, including the ability of each board to take decisions independently.

The DINEDs attend RBSG plc Board meetings in an observer capacity.

Composition of the Board

The Board is structured to ensure that the directors provide RBSG plc with the appropriate combination of skills, experience and knowledge as well as independence. Given the nature of RBS’s businesses, experience of banking and financial services is clearly of benefit, and the Board has a number of directors with substantial experience in that area, including retail and commercial banking. In addition, the directors have relevant experience in customer service; government and regulatory matters; mergers and acquisitions; corporate restructuring; stakeholder management; technology, digital and innovation; finance and accountancy; risk; and change management.

Board committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any one individual.

Induction and professional development

Each new director receives a formal induction on joining the Board, which is co-ordinated by the Chief Governance Office and Company Secretary and tailored to suit the requirements of the individual concerned. This includes visits to RBS’s major businesses and functions and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate. During 2019 a suite of online learning modules was developed to further support new director induction, focusing on both technical topics and business spotlights.

In 2019, Katie Murray undertook an induction programme following her appointment as CFO. This programme included focus on building existing knowledge of RBS; meetings with relevant internal and external stakeholders; and personal development. Alison Rose has commenced an induction programme following her appointment as CEO.

The directors have access to a wide range of briefing and training sessions and other professional development opportunities. Internal training relevant to the business of RBS is also provided. Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities. The non-executive directors discuss their training and professional development with the Chairman at least annually.

During 2019, bespoke training was arranged for the directors on a range of subjects to enhance their knowledge, including:

•         Financial crime

•         Political and economic outlook

•         Directors’ duties (including the new statutory reporting requirements)

•         Retail banking environment

•         Suppliers’ spotlight

•         Climate risk

•         Data teach-in

•         Recovery fire drill

•         Enterprise wide risk management (including the risk appetite framework)

RBS – Annual Report on Form 20-F 2019	68

Corporate governance

•         Inside information

Information

All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Company Secretary. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense. A new Board reporting style was embedded during 2019 which seeks to improve the presentation of management information in a more engaging, thoughtful way and which covers explicitly the stakeholder impacts relevant to decisions.

Time commitment

It is anticipated that non-executive directors will allocate sufficient time to RBS to discharge their responsibilities effectively and will devote such time as is necessary to fulfil their role. Directors have been briefed on the limits on the number of other directorships that they can hold under the requirements of the fourth Capital Requirements Directive.

The Code emphasises the importance of ensuring directors have sufficient time to meet their board responsibilities. Under the Code, external appointments require prior Board approval, with the reasons for permitting significant appointments explained in the annual report. In line with these requirements, the Board considered the following during 2019:

•         Appointment of Patrick Flynn as a director of Aviva plc on 16 July 2019; and

•         Appointment of Mike Rogers as Chairman of Experian plc on 24 July 2019.

Following careful review of the anticipated time commitment for the new roles in the context of the directors’ existing portfolios, and taking into account their respective confirmations that they would continue to meet their RBS responsibilities, the Board approved these additional external appointments.

The Board continues to monitor the commitments of the Chairman and directors and is satisfied that they are able to allocate sufficient time to enable them to discharge their duties and responsibilities effectively.

Election and re-election of directors

In accordance with the provisions of the Code, all directors stand for election or re-election by shareholders at RBSG plc’s AGM. In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by a majority of independent shareholders.

Evaluation

In accordance with the Code, an external evaluation of the Board, its Committees and individual directors takes place every three years. An internal evaluation takes place in the intervening years.

Progress following the 2018 evaluation

A number of actions were progressed during 2019 in response to the findings of the 2018 external performance evaluation, which was facilitated by Independent Board Evaluation. Progress was overseen by the Group Nominations and Governance Committee. Key outcomes included:

•         Agreeing a set of annual objectives for the Board. These have helped to improve agenda focus and ensure effective use of Board time.

•         Agreeing “ways of working” guidelines to promote a healthy Boardroom culture.

•         Improving the quality of Board papers and presentations through the introduction of a new reporting style.

•         A comprehensive review of Board composition and succession planning in February 2019, which included updates to the Board skills matrix and consideration of contingency, medium and long-term succession plans for key Board roles.

•         Further enhancing the NED induction programme through the creation of online learning modules covering both technical topics and business spotlights. These modules have been designed to serve as reference materials for existing directors, as well as forming part of the induction programme.

2019 Performance evaluation
The 2019 Board evaluation was internally facilitated by the Chief Governance Officer and Company Secretary, Jan Cargill, during Q4 2019. The process included:

•         holding 1:1 interviews with directors;

•         discussing key findings and recommendations for action with the Chairman; and

•         presenting a final report to the Board.

Key findings and recommendations

The conclusion of the 2019 Board evaluation was that the Board operated effectively throughout the year and fulfilled its remit as set out in its terms of reference. Directors engaged fully with the evaluation exercise and commented positively in relation to many aspects of the Board’s operations.

Key findings and recommendations included the following:

•         Agenda focus had improved following introduction of the Board objectives, particularly in relation to stakeholder voice. Further information on Board engagement with stakeholders can be found on page 47 of the Strategic Report.

•         Ring-fencing governance arrangements had embedded well. The DINED role was clearly understood and functioning effectively, and the recovery fire drill had provided a useful opportunity to test the conflicts of interest process.

•         Directors had responded positively to the new reporting style for Board and committee papers, which had driven better quality presentations and shorter packs.

•         Although the Board’s size had reduced following the departure of Brendan Nelson, most directors still felt the Board was too large, although not necessarily unwieldy or unworkable.

•         The balance of skills, knowledge and experience on the Board was considered appropriate, however there was scope for additional technology experience, to support future strategy. Directors also noted room for improvement on gender and ethnic diversity.

•         The remits of the Group Sustainable Banking Committee and the Technology and Innovation Committee would benefit from a review and refresh during 2020, to agree areas of future focus in line with future strategy.

•         Although there was some evidence of improvements to Boardroom culture, more focus is needed to promote good working relationships between the Board and executive management.

•         Enhancing the quality of management information would enable the Board to focus less on the details and spend more time on key strategic issues.

•         There was clear appetite amongst Board members to have more visibility of top executive talent.

Actions

Following Board discussion of the evaluation report, a number of actions were agreed for 2020, including the following:

•         Agree a focused set of Board objectives for 2020.

•         Maintain focus on Board composition and succession planning, balancing the desire to reduce overall Board size with the requirement to ensure an appropriate balance of skills, knowledge and experience, and the need to improve diversity.

•         Consider further ways to improve Board dynamics.

•         Consider improvements to future management reporting to the Board.

•         Develop a structured programme for the Board to meet key executive talent.

Implementation of the 2019 Board evaluation actions will be overseen by the Group Nominations and Governance Committee during 2020.

Committee evaluations

Details of the Board committee evaluations carried out during 2019 can be found in the committee reports.

Individual director and Chairman effectiveness reviews

The Chairman met each director individually to discuss their own performance and continuing professional development and establish whether each director continues to contribute effectively to the company’s long-term sustainable success. The Chairman also shared peer feedback provided to the Chief Governance Officer and Company Secretary as part of the individual evaluation process.

Separately, the Senior Independent Director sought feedback on the Chairman’s performance from the non-executive directors, executive directors and other key internal and external stakeholders and discussed it with the Chairman.

RBS – Annual Report on Form 20-F 2019	69

Report of the Group Nominations and Governance Committee

Letter from Howard Davies

Chairman of the Group Nominations and Governance Committee

Dear Shareholder,

As Chairman of the Board and Chairman of the Group Nominations and Governance Committee I am pleased to present our report on the Committee’s activity during 2019.

Role and responsibilities

The Committee is responsible for reviewing the structure, size and composition of the Board, and membership and chairmanship of Board Committees and recommends appointments to the Board. In addition, the Committee monitors the RBS Group’s governance arrangements to ensure that best corporate governance standards and practices are upheld and considers developments relating to banking reform and analogous issues affecting RBS Group. The Committee makes recommendations to the Board in respect of any consequential amendments to RBS Group’s operating model.

The terms of reference of the Committee are reviewed annually, approved by the Board and are available at rbs.com.

Principal activity during 2019

On 25 April 2019 it was announced that Ross McEwan would step down as CEO and the formal search for his successor commenced immediately, led by the Chairman and the Committee on behalf of the Board. Spencer Stuart was engaged to support the recruitment process for the new CEO and conducted a global search for potential external candidates as well as engaging fully with internal candidates. This enabled the internal candidates to be benchmarked against the highest calibre candidates in the market. The Committee held a number of discussions on potential candidates, assessing the credentials of each internal and external candidate against the qualities and capabilities set out in the role specification agreed by the Committee. Following a formal, rigorous and transparent process the Committee recommended a final shortlist of candidates to the Board for consideration. Alison Rose was identified as the strongest candidate on the basis of her extensive banking experience and the leadership she had already demonstrated during her time at RBS, including as CEO, Commercial & Private Banking and as Deputy Chief Executive Officer of NatWest Holdings Limited. Alison’s appointment to the Board as CEO took effect on 1 November 2019.

Spencer Stuart, Hay Korn Ferry and Sapphire Partners have been engaged during the year to support the Board’s executive search activity. The firms are members of the retained executive search panel of suppliers (managed by RBS Executive Search). Spencer Stuart and Hay Korn Ferry also provide leadership advisory and senior executive search and assessment services to the Human Resources function within RBS.

The Committee has also continued to oversee work aimed at further enhancing the RBS Group’s subsidiary governance framework. As part of this work, the Committee considered the findings of a review of the framework and intends to implement a number of recommendations, including those aimed at increasing the level of connectivity between Group and subsidiary boards and committees.

Membership and meetings

Shortly before standing down from the Board, Brendan Nelson stepped down from the Committee with effect from 1 April 2019. Patrick Flynn joined the Committee on 1 April 2019 meaning that throughout 2019 the Committee comprised the Chairman of the Board and four independent non-executive directors. Graham Beale also observes meetings of the Committee in his capacity as Senior Independent Director of NWH Ltd and member of the NWH Ltd Nominations Committee.

The Committee holds a minimum of four meetings per year and meets on an ad hoc basis as required. In 2019, there were 7 meetings. Individual attendance by directors at these meetings is shown in the table on page 68.

Tenure of non-executive directors

As highlighted in the Board’s 2018 effectiveness review, the Committee acknowledges the tenure of a number of current Board directors and therefore made succession planning a priority in 2019. Under the Board Appointment Policy, non-executive directors are appointed for an initial 3 year term, subject to annual re-election at the AGM. Following assessment by the Committee they may then be appointed for a further 3 year term. Non-executive directors may continue to serve beyond 6 years, subject to a maximum tenure of nine years.

The tenure of non-executive directors as at 31 December 2019 is set out below.

0 – 3 years	30%
3 – 6 years	40%
6+ years	30%
100%

Performance evaluation

The review of the effectiveness of the Board and its senior Committees was conducted internally in 2019. The Committee has considered and discussed the outcomes of the evaluation and accepts the findings. Overall the review concluded that the Committee operated effectively with no material recommendations being identified for action. The Committee will continue to ensure that the full Board is appropriately sighted on the work of the Committee.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year.

Boardroom Inclusion Policy

The Board operates a Boardroom Inclusion Policy which reflects the most recent industry targets and is aligned to the RBS Inclusion Policy and Principles applying to the wider bank. This policy provides a framework to ensure that the Board attracts, motivates and retains the best talent and avoids limiting potential caused by bias, prejudice or discrimination. The policy currently applies to the most senior RBS Group boards: RBSG plc, NWH Ltd, NWB Plc, RBS plc and Ulster Bank Limited. A copy of the Boardroom Inclusion Policy is available on rbs.com>about us.

Objectives and targets

The Boardroom Inclusion Policy’s objectives ensure that the Board, and any Committee to which it delegates nominations responsibilities, follows an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect and inclusion, that all nominations and

RBS – Annual Report on Form 20-F 2019	70

Report of the Group Nominations and Governance Committee

appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion.

The Boardroom Inclusion Policy contains a number of measurable objectives, targets and ambitions reflecting the ongoing commitment of the Board to inclusion progress. The Board aims to meet the highest industry standards and recommendations wherever possible. That includes, but is not limited to, aspiring to meet the targets set by the Hampton-Alexander Report: FTSE100 Women Leaders (33% female representation on the boards) and the Parker Report: Beyond 1 by ‘21 (at least one director from an ethnic minority background on the boards) by 2020/2021. The policy supports our bank-wide ambition to aim for a 50/50 gender balance across all levels of the organisation by 2030.

Monitoring and reporting

The boards of RBSG plc and the NWH Sub Group meet consecutively and share a largely common membership. When considered together, the director population across both boards currently meets the Parker target and exceeds the Hampton-Alexander target with a female representation of 44%.

Notwithstanding the largely common membership between boards, RBS remains committed to ensuring that the RBSG plc Board meets the targets on a standalone basis. Throughout 2019, significant progress has been made towards delivering on this commitment, including through the appointment of Alison Rose as CEO on 1 November 2019 and Katie Murray as CFO on 1 January 2019. The RBSG plc Board is delighted that these appointments have contributed to a board composition currently including 42% female representation, rising from 25% at 31 December 2018. In measuring industry progress against the targets, we are proud to have been identified by the 2019 Hampton-Alexander Review Update as one of the year’s highest rising FTSE companies. The RBSG plc Board also remains committed to meeting the Parker Target by 2020/2021.

Diversity and inclusion progress, including information about the appointment process, will continue to be reported in the Group Nominations and Governance Committee’s report in the RBSG plc Annual Report. The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process. Further details on RBS’s approach to diversity can be found on page 36.

Howard Davies

Chairman of the Group Nominations and Governance Committee

13 February 2020

RBS – Annual Report on Form 20-F 2019	71

Report of the Group Audit Committee

Letter from Patrick Flynn

Chairman of the Group Audit Committee

Dear Shareholder,

I am pleased to present my first report to you as Chairman of the Group Audit Committee (the GAC). This report outlines the key responsibilities of the GAC and sets out some of the issues it considered during 2019.

The primary purpose of the GAC is to make sure we follow a robust process to ensure the quarterly financial statements are suitable for publication. The GAC also assists the RBSG plc Board in carrying out its responsibilities relating to accounting policies, internal control and financial reporting functions. The GAC’s responsibilities are set out in full in its terms of reference which are reviewed annually by the Committee and are available on rbs.com.

During 2019 the GAC dedicated substantial time to the review of the RBS Group’s financial statements, including the quarterly, interim and full years results announcement, annual report and Form 20-F for 2019. In each case the financial statements were supported by detailed reports on the judgements applied in the preparation of the financial statements, provision for expected credit losses and legal developments on litigation and investigations. The GAC also received reports from both the internal auditors on the internal control environment and external auditors on internal control and key accounting and judgemental matters.

There have been a number of important developments throughout 2019 which the GAC has taken into account in performing its duties. There was considerable economic uncertainty throughout 2019, with Brexit being one of the principal causes. During 2018, the RBS Group recognised a provision of £100 million in connection with economic uncertainty; this was kept under close review by the GAC and was increased in 2019.

“the primary purpose of the GAC is to make sure we follow a robust process to ensure the quarterly financial statements are suitable for publication”

Following the introduction of the IFRS 9 accounting standard in 2018, during 2019 the GAC received a number of updates on various developments and refinements to IFRS 9 processes.

2019 also saw the deadline for the submission of Payment Protection Insurance (PPI) claims. PPI has been an important area of focus for the GAC for a number of years but the unprecedented volume of claims in the run up to the PPI deadline resulted in the GAC reviewing the adequacy of provisioning and recommending an incremental charge of £900 million in 2019.

Issues such as FX recycling, recoverability of deferred tax assets, goodwill, fair value , the valuation of financial instruments with higher risk characteristics and investment in in subsidiaries were other areas of review and debate throughout the year.

As GAC Chairman I am responsible for overseeing the performance of the internal audit function and ensuring its independence. I am pleased to confirm that this year’s evaluation of the function found it to be operating effectively with its independence recognised as a key area of strength.

Upon assuming the role of GAC Chairman this year, I also became RBS Group whistleblowers’ champion. The GAC oversees the framework and its operational effectiveness and reports to the Board on this. As whistleblowers’ champion I have specific responsibility for overseeing the integrity, independence and effectiveness of the firms policies and procedures on whistleblowing. I have been pleased to observe that the framework is operating effectively in line with our legislative and regulatory obligations and that this has been validated by external reviews during 2019.

Further information on all the key topics considered by the Committee during the year is provided on the following pages.

Patrick Flynn

Chairman of the Group Audit Committee

13 February 2020

Membership

Full biographical details of the GAC members are set out on pages 64 and 65. The members are all independent non-executive directors and each sit on other Board committees in addition to the GAC (as shown on pages 64 and 65. This cross committee membership helps facilitate effective governance, ensures agendas are aligned and avoids overlap of responsibilities.

Members of the GAC are selected with a view to the expertise and experience of the GAC as a whole and with proper regard to the key issues and challenges facing RBS.

The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the “Exchange Act”) and related guidance. The Board has further determined that Patrick Flynn, GAC Chairman, Baroness Noakes and Mark Seligman are all ‘financial experts’ for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and auditing as required under the Disclosure Guidance and Transparency Rules.

Meetings and visits

The GAC held six scheduled meetings in 2019, four of which were held shortly prior to submission of the quarterly financial statements to the Board. During 2019 all members attended the scheduled meetings. Two ad hoc meetings were also convened in 2019, one to discuss a regulatory submission and another to discuss PPI provisioning.

In conjunction with the BRC, the GAC took part in an annual programme of visits to control functions in order to maintain a thorough understanding of their priorities and operational structure. This programme comprised two visits to Risk; two visits to Internal Audit and one visit to Finance.

Performance evaluations

The annual review of the effectiveness of the Board and its senior Committees, including the GAC, was conducted internally in 2019.

The GAC held a discussion session on its performance structured around a number of themes: operating rhythm; effectiveness; focus and priorities; and culture and dynamics.

The Committee considered that it continued to operate effectively and identified some areas for potential enhancement primarily relating to timing of prior executive governance and timescales for review of papers. The outcomes of the evaluation have been reported to the Board and the Committee will track progress during 2020.

Evaluations of the External Auditor and Internal Audit function are also conducted on behalf of the GAC each year. During 2019 the GAC received progress updates on the actions arising from the previous year’s evaluation and was satisfied that appropriate actions had been taken.

The 2019 Internal and External Audit evaluations were conducted internally on behalf of the GAC. Feedback was sought from key stakeholders across RBS, and in the case of the Internal Audit evaluation, from the External Auditors. The overall findings of both evaluations were positive and the Internal and External Auditors were both found to be operating effectively. Some recommendations for continuous improvement were identified both for the Internal and External Auditors; these are being progressed and overseen by the GAC. Consequently the GAC has recommended to the Board that the External Auditors be proposed for re-appointment at the next annual general meeting.

RBS – Annual Report on Form 20-F 2019	72

Report of the Group Audit Committee

Matter	Context of discussion	How the committee addressed the matter
Accounting judgements

The GAC considered a number of accounting judgements and reporting issues in the preparation of RBS Group’s financial results throughout 2019.

The GAC then recommended the quarterly, interim and full year results announcements, the Annual Report and Accounts, together with supporting documentation (including Pillar 3 reports, financial supplements and investor presentations) and the Form 20-F to the Board for approval.

Provisions and disclosures – The GAC debated the level and appropriateness of provisions for regulatory, litigation and conduct issues including in particular; PPI. The RBS Group received an unprecedented volume of complaints shortly before the deadline resulting in the GAC recommending a £900 million increase in provision The GAC also carefully reviewed the quality and transparency of RBS’s financial and risk disclosures.

Expected Credit Loss – Judgements in relation to credit impairments and the impact of macro-economic risks on the credit environment were discussed throughout the year. The GAC focused on the methodology applied to provisions under IFRS 9. In particular the GAC considered the impact of ongoing economic uncertainty and increased the RBS Group’s provision in this respect by a further £55 million during 2019. The Committee was satisfied that the overall loan impairment provisions and underlying assumptions and methodologies adopted by RBS were reasonable and applied consistently;

Valuation methodologies – The GAC considered valuation methodologies and assumptions for financial instruments carried at fair value and scrutinised judgements made by management in relation to the carrying value of intangible assets.

Accounting Developments – The GAC considered the impact of various changes to accounting standards during 2019, including in particular IFRS 16, in respect of leases, and amendments to IAS 12, in respect of income taxes, both of which are reflected in this annual report. The GAC also considered enhancements and clarifications to non-GAAP reconciliations.

Management’s assessment of the adequacy of internal controls over financial reporting – The GAC noted that there were no Material Weaknesses for RBS Group at the year-end.

Viability statement and the going concern basis of accounting – GAC considered evidence of RBSG plc’s capital, liquidity and funding position and considered the process to support the assessment of principal risks. The GAC reviewed the company’s prospects in light of its current position and the identified principal risks. The GAC reviewed RBS’s viability and going concern statements and recommended them to the Board. (Refer to the Report of the directors for further information); and

Fair balanced & understandable – The GAC oversaw the review process which supports the GAC and Board in concluding that the disclosures in the annual report on Form 20-F, taken as a whole, were fair, balanced and understandable and provided the information necessary for shareholders to assess the company’s position and performance, business model and strategy. The process included: central co-ordination of the annual report on Form 20-F by the Finance function; review of the annual report on Form 20-F by the Group Executive Disclosure Committee prior to consideration by the GAC; and a management certification process. The External Auditor also considered the fair balanced and understandable statement as part of the audit process.

Systems of internal control

The GAC is particularly interested in the systems of internal control relating to financial management, reporting and accounting issues. The GAC received a number of reports throughout the year in this regard and evaluated the effectiveness of RBS’s internal control systems, including any significant failings or weaknesses.

Control Environment Certification – The GAC received bi-annual updates on control environment ratings of RBS’s businesses, functions and material subsidiaries and management’s plans to address areas of weakness.

Sarbanes-Oxley Act of 2002 – The GAC considered RBSG plc’s compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002, and was satisfied in this respect. No Material Weaknesses were reported in RBS Group at the year end.

Legal and Regulatory Reports – Quarterly reports on the material current and emerging legal and regulatory investigations, risks and developments affecting RBS enabled the GAC to assess the related disclosures in RBSG plc’s financial statements.

Notifiable Event Process – The GAC considered semi-annual reports on control breaches, captured by RBS’s notifiable event process. All Board directors were alerted to the most significant breaches.

Whistleblowing – The GAC monitored the effectiveness of the bank’s whistleblowing procedures and received updates on the volume of whistleblowing reports, any trends and staff awareness of the processes and reported to the Board on this. The GAC Chairman acts as RBS Group Whistleblowing Champion, in line with PRA and FCA regulations and meets regularly with RBS’s whistleblowing team.

Taxation – The GAC received an update on RBS’s tax position and discussed matters including tax disclosures and provisions, tax risks, RBS’s tax compliance status, ongoing tax projects and emerging tax issues.

Annual Risk and Control Report – The GAC also reviewed RBSG plc’s disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council.

Non-Financial Information – The GAC received a number of updates on RBS’s non-financial information reporting framework, which has been enhanced in order to meet growing investor interest in non-financial disclosures.

Capital – The GAC reviewed RBS’s controls over the calculation and reporting of Risk Weighted Assets and related regulatory developments.

RBS – Annual Report on Form 20-F 2019	73

Report of the Group Audit Committee

Matter	Context of discussion	How the committee addressed the matter
Internal audit

The GAC has responsibility for overseeing the Internal Audit function. In addition to considering quarterly opinions from Internal Audit, the GAC is required to monitor the function’s effectiveness and confirm its independence. The GAC was fully satisfied in this regard.

Opinions – Internal Audit provided the GAC with quarterly opinion reports setting out its view of the risk and control environment and risk and control awareness of each business and function, and the risks which could impact the bank achieving its targets. Internal Audit also outlined material and emerging concerns identified through their audit work. During 2019 Financial Crime and Payments Processing were noted by Internal Audit as requiring continued focus by management and these were therefore also key areas of scrutiny by the GAC. In addition, Internal Audit reviewed RBSG plc’s Pillar 3 reporting and whistleblowing process, which were both found to be effective.

Annual Plan and Budget – GAC considered and approved Internal Audit’s 2019 plan and budget at the end of 2018 and progress updates and changes to the plan were provided to the GAC periodically throughout 2019. At the end of 2019 the GAC considered and approved Internal Audit’s plan and budget for 2020. The Committee was satisfied that Internal Audit had adequate budget and resources to deliver its plan.

Internal Audit Charter and Independence – The GAC reviewed and approved the Internal Audit Charter and noted the Chief Audit Executive’s independence statement.

Visits – Together with the BRC, GAC participated in two visits to Internal Audit during 2019. A variety of issues impacting the Internal Audit function were discussed, including: Quality Assurance, staff engagement, strategic priorities and future readiness.

Performance – The Chief Audit Executive continued to report to the GAC Chairman, with a secondary reporting line to the CEO for administrative purposes. The GAC assessed the annual performance (including risk performance) of the function and Chief Audit Executive.

The Chief Audit Executive’s remuneration was also determined by the GAC Chairman with input from the Chief Executive.

Evaluation – The 2019 evaluation of the Internal Audit function was carried out internally. Key stakeholders across the bank, including the GAC members, attendees and the external auditors provided feedback. The Chief Audit Executive discussed the findings of the evaluation both with the GAC Chairman and the GAC. The overall findings were very positive and the Internal Audit function was found to be operating effectively. Some areas for development were identified in respect of succession planning, communications with stakeholders, future strategy and articulation of required improvements to the control environment. These are being progressed by Internal Audit management and overseen by the GAC.

External audit

Ernst & Young LLP (EY) has been RBS’s external auditor since 2016 following a tender process carried out in 2014. The GAC has responsibility for monitoring EY’s independence and objectivity, the effectiveness of the audit process and for reviewing the bank’s financial relationship with the External Auditor and fixing remuneration.

Audit Partner – Jonathan Bourne has been EY’s lead audit partner for RBS since 2016, Mr Bourne attended each meeting of the GAC in 2019. Mr Bourne will rotate off the RBS Group audit after the 2020 financial results are published. During 2019 the GAC discussed lead audit partner rotation, reviewed potential successors and agreed on the lead audit partner for 2021.

External Audit Reports – EY reported to the GAC each quarter on their audit work and related conclusions, including the appropriateness of judgements made by management and their compliance with international financial reporting standards. The GAC also reviewed EY’s annual management letter.

Audit Plan and fees – The GAC considered updates on EY’s 2019 plan and approved the 2019 audit fees including the fee for the 2019 interim results. The GAC was authorised by shareholders at the last Annual General Meeting to fix the remuneration of the external auditors.

Annual Evaluation – An internal evaluation was carried out at the GAC’s request to assess the independence and objectivity of the External Auditor and the effectiveness of the audit process during 2019. The GAC members, attendees, business and functional Finance Directors and key members of the Finance team were consulted as part of the evaluation. The evaluation assessed the external auditor’s mindset and culture, skills, character and knowledge, quality control and judgement. The evaluation found that the External Auditor was operating effectively and with objectivity. A number of recommendations for continuous improvement were identified, including in relation to communication, reporting and legal entity focus which are being implemented by the External Auditor and overseen by the GAC. Following the evaluation the GAC recommended that the Board seek the reappointment of EY as external auditor at the next annual general meeting.

FCA Client Asset Rule Opinions – During 2019 the external auditor presented the results of its assurance procedures on compliance with the FCA’s Client Asset Rules for RBS’ regulated legal entities for the year ended 31 December 2018. The GAC also considered the CASS Audit plan for 2019, the findings of which will be reported to the GAC once the audit is complete.

External Auditor Report to the PRA – The GAC considered EY’s written auditor report to the PRA under supervisory statement SS1/16 for the year ended 2018. The GAC also considered the scope of the 2019 written auditor report which the GAC will receive in 2020.

FRC AQR Review – During 2019 the FRC undertook a review of EY’s audit of RBS’s financial statements for the year ended 31 December 2018. The findings and the actions EY will take in response to those findings were considered by the GAC; the GAC was satisfied that none of the findings were significant and noted that the FRC had accepted EY’s response to the review.

RBS – Annual Report on Form 20-F 2019	74

Report of the Group Audit Committee

Matter	Context of discussion	How the committee addressed the matter
Audit & non-audit services

RBS has a policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy). The GAC reviews the policy annually to ensure it remains fit for purpose. All audit and non-audit services are pre-approved by, or on behalf of, the GAC to safeguard the external auditor’s independence and objectivity.

The GAC reviews and approves RBS’s audit and non-audit services policy at least annually. During 2019 the GAC approved amendments to the policy in line with the changes set out in the Financial Reporting Council’s revised Ethical Standard. Under the policy, audit related services and permitted non-audit service engagements may be approved by the CFO up to certain financial thresholds. Engagements in excess of these limits require the approval of the GAC Chairman. Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held and approval of the full GAC is required. The policy permits the external auditor to undertake engagements which are required by law or regulation or which relate to the provision of comfort letters in respect of debt issuances by RBS Group, provided prior approvals are in place in accordance with the policy. The policy also allows RBS to receive services from EY which result from a customer banking relationship, provided prior approvals are in place in accordance with the policy. All such approvals are reported to the GAC biannually.

During 2019, approval was granted under the policy for the external auditors to undertake one significant engagement which related to the provision of a report supporting a solvency statement by the directors of Ulster Bank Ireland DAC in connection with a share capital reduction. The GAC was satisfied that the engagement did not impact the external auditor’s independence.

Further details of the non-audit services policy can be found on rbs.com. Information on fees paid in respect of audit and non-audit services carried out by the External Auditor can be found in Note 6 to the consolidated accounts.

RBS – Annual Report on Form 20-F 2019	75

Report of the Group Board Risk Committee

Letter from Baroness Noakes

Chairman of the Group Board Risk Committee

Dear Shareholder

The Group Board Risk Committee (the Committee or BRC) has an important role in overseeing the management of risk, and this report describes how the Committee fulfilled this responsibility during 2019. More detail on the remit of the Committee can also be found in its terms of reference which are reviewed annually and available on RBS’s website: rbs.com.

Throughout the year BRC monitored the uncertain economic external outlook and RBS’s operational readiness for a ‘no-deal’ Brexit. The Committee has considered the impacts of revenue and cost pressures and potential impacts upon affected customers.

RBS continues to focus on Innovation and technology and BRC looks at the associated risks. The Committee receives regular reports on information and cyber security, and in 2019, undertook an in-depth review of the external threat landscape. Other matters covered were: operational resilience more broadly, with a focus on the continuity of critical services; the risks associated with the increased use of Artificial Intelligence; and the risk profile of transitioning services to the Cloud.

Ensuring data is appropriately managed and of the required quality is a key enabler of RBS’s digitisation and automation strategy. BRC received updates on data management, GDPR implementation and compliance with regulatory expectations and data standards. In H2, the Committee supported the adoption of a set of principles to manage the emergent risk of information ethics, which will support consistent and robust standards of data use.

“RBS continues to focus on innovation and technology and BRC looks at the associated risks”

Capital and liquidity are core issues for any bank and BRC reviewed them regularly, including in the context of the resumption of dividends. BRC has also continued to play a central role in the oversight of RBS’s internal and external stress testing exercises including enhancements to RBS’s model risk management. The 2019 Bank of England Annual Cyclical Scenario (ACS) stress test results were published in Q4, and RBS remained well above the expected hurdle rate.

Further information on all the key topics considered by the Committee during the year is provided on the following pages. Part of the BRC’s role is to review reports and regulatory submissions on behalf of the Board and recommend them for approval. Where this is the case, the report on the following pages is annotated with an asterix (*).

2019 was another busy year for the Committee. While some legacy issues, such as financial crime, continue to absorb Committee time, there is an increasing shift towards more strategic issues. I anticipate the Committee will build on this in 2020 in particular as work on climate change risk accelerates.

Baroness Noakes

Chairman of the Group Board Risk Committee

13 February 2020

Membership

BRC comprises four independent non-executive directors. The details of the members and their skills and experience are set out on pages 64 and 65.

Patrick Flynn is chairman of the GAC of which Baroness Noakes and Morten Friis are also members. Robert Gillespie is chairman of the Group Performance and Remuneration Committee (Remco). This common membership across committees helps to ensure effective governance across the committees.

Regular attendees at meetings include: the Group Chairman, CEO, CFO, Group Chief Risk Officer, NWH Ltd Chief Risk Officer, Group Chief Legal Officer and General Counsel, Group Chief Audit Executive, and the External Auditor. External advice is sought by the Committee where appropriate. Two non-executive directors of NWH Ltd attended meetings as observers in their capacity as members of the NWH sub Group BRC. Meetings of RBSG plc and NWH sub Group BRCs share much of a common agenda and are generally run in parallel.

Meetings and visits

All members attended the nine scheduled meetings held in 2019. In addition, six ad hoc meetings were arranged generally to consider regulatory submissions.

As in previous years, during 2019, members of the Committee undertook a programme of visits to the Risk, Internal Audit and Finance functions, in conjunction with members of the GAC.

The Committee also held in-depth meetings on risk reporting and a horizon scanning session with Group and NatWest Holdings Chief Risk Officers which supplemented management’s own routine emerging risks process.

Performance Evaluation

The annual review of the effectiveness of the Board and its senior Committees, including the BRC, was conducted internally in 2019.

The Committee held a dedicated session to discuss its performance. The session was structured around a number of themes: operating rhythm; effectiveness; focus and priorities; and culture and dynamics.

The Committee considered that it continued to operate effectively and identified some areas for potential enhancement. This included the structure/focus, length and frequency of meetings.

The Committee will track progress during 2020.

RBS – Annual Report on Form 20-F 2019	76

Report of the Group Board Risk Committee

Key matters considered by the Committee in 2019

Matter	Context of discussion	How the Committee addressed the matter
Risk profile and reporting

Time was spent at every BRC meeting reviewing risk reports, assessing the most material risk exposures relative to strategy and risk appetite and scrutinising management’s actions to monitor and control such exposures.

Risk Management Reports – Top and emerging risks were considered via quarterly Risk Management Reports, supplemented by shorter reports at intervening meetings. Key areas of focus included Brexit, the UK and global economic outlook, market conditions and change risk. Reports on legal and regulatory developments and significant litigation risks were also frequently considered.

Updates from Executive and Subsidiary Risk Committees – Regular updates were received from the Group Executive Risk Committee, as BRC relies on the effective executive oversight of risk. In addition, quarterly reports were received from the chairmen of the risk committees of the segments and material regulated subsidiaries.

Emerging Risks – Emerging risks likely to impact RBS over the next decade were considered at each meeting and the Committee held a dedicated horizon scanning session to consider strategic risks. Key topics included technological development, changing demographics, climate and resources, and geopolitical and economic shifts.

Risk Function – Oversight of the Risk function has been an area of focus, with the Committee receiving updates on work being undertaken to optimise the operating model and enhance effectiveness.

Recovery and Resolution	BRC monitors and challenges the development of plans which would allow RBS to be dealt with effectively in the event of financial failure.

Recovery and Resolution – BRC continued to monitor progress made by the Resolution Programme to deliver resolution capabilities in line with agreed plans, including RBS’s approach to the resolvability self-assessment. The Committee also reviewed the 2019 Recovery plan, noting the enhancements made since the previous year *.

Stress testing	As in 2018, BRC devoted significant time to stress testing, challenging and scrutinising the outputs. This included the Bank of England stress test and internal stress tests.

ICAAPs, ILAAPs and Budget Stress Tests – BRC considered the results of the 2018 ICAAPs and ILAAPs and the Reverse Stress tests for RBS Group. An important part of the annual budgetary cycle is an analysis of the resilience of the budget under stress and BRC looks at this in detail on behalf of the Board. The Committee also kept under review improvements in the stress testing processes and the related work to strengthen and validate models and improve supporting governance.

Bank of England Stress Tests – The Committee provided challenge throughout the process of preparing and submitting both the ACS and the Biennial Exploratory Scenario stress tests with emphasis on the key assumptions and judgements selected by management*.

Risk Frameworks	BRC has played a key role in the review of the Risk Management and Risk Appetite Frameworks, with a fundamental review of both constructs taking place in 2019.

Risk Management Framework – BRC has reviewed and contributed to the development of the Enterprise Wide Risk Management Framework, which aims to provide consistent, efficient and effective risk management across RBS, including clarity of the three lines of defence model and Risk function mandate. It will monitor the framework as it is implemented and embedded over the following 12-18 months.

Risk Appetite Framework: The methodology for setting, governing and embedding risk appetite across RBS was reviewed during 2019, with the objective of simplifying processes and further embedding risk appetite within strategic planning. The Committee reviewed the risk appetite framework and associated governance together with revised risk appetite statements and measures for key risks*. BRC reviewed escalated breaches of risk appetite and the action taken by management in response*.

Control environment	BRC continued its oversight of the programmes which could impact RBS’s control environment.

Transformation – Progress on the delivery of RBS’s transformation and change programme and its position relative to risk appetite was regularly considered by the Committee, with a particular focus on GDPR compliance, payments and open banking.

LIBOR Transition – BRC received reports on RBS’s plans and preparedness for LIBOR transition to new risk free rates. Consideration was given to steps being taken to mitigate key risks including potential conduct issues, litigation risk and other risks associated with legacy transition.

Control Environment Certification – As in 2018, the Committee was provided with bi-annual reports on the control environment ratings of the segments and functions. Where significant control weaknesses were identified BRC sought management’s assurance that measures were in place to ensure that the businesses could continue to operate safely. BRC also monitored the programme to remediate customer due diligence as well as plans to build robust processes for the future on a quarterly basis.

Risk Culture – BRC received a high level summary of the outputs of the H1 2019 risk culture assessment and requested management independently validated progress through a series of structured interviews with Board, Group Exco and NWH Exco members. The Committee will review outputs of this exercise in early 2020.

RBS – Annual Report on Form 20-F 2019	77

Report of the Group Board Risk Committee

Matter	Context of discussion	How the Committee addressed the matter
Bank-wide risks	Regular monitoring of key risks is a pivotal part of BRC’s role both via routine risk reporting and via regular focused reports.

Capital and Liquidity – These remain important areas for risk management and in addition to reviewing the RBSG plc and NWH Ltd ICAAPS* and ILAAPs*, BRC received regular reports on RBS’s approach to capital, liquidity and funding management and risk appetite, including double leverage and capital buffer requirements.

Operational risk, resilience and cyber security - In addition to considering RBS’s overall approach to resilience, BRC received regular updates in relation to the external threat landscape, potential vulnerabilities and the control environment. BRC also received specific updates on the transition of services to the Cloud and the use of Artificial Intelligence given the opportunities and risks associated with both technologies and the need for an appropriate control framework.

Credit and Market risk – In addition to routine reporting on credit and market risk, updates were received in relation to specific portfolios including large corporate exposures, commercial retail estate, ESME loans, and NWM Plc’s prudential programme designed to deliver compliance with capital reforms. Management of traded and non-traded market risk, the process for approval of large transactions and the most material decisions of the Executive Credit Group, were also considered.

Model risk management – Given the importance of models to stress testing and RBS’s digitisation strategy, BRC dedicated time to reviewing progress in strengthening the model risk framework, with a focus on compliance with regulatory guidelines, implementing a new model risk inventory system and adequacy of resources.

Conduct and compliance risk – BRC conducted the annual review of the RBS Compliance and Conduct Risk Framework and received reports on the overall conduct and compliance profile and on individual conduct matters, including mystery shopping exercises. In the light of risk metrics BRC challenged management to review whether there were any underlying systemic themes which needed to be addressed.

Financial crime – The annual Group Money Laundering Reporting Officer’s Report* was reviewed by the Committee as well as a specific report on broader financial crime matters. BRC also received regular progress updates on the programme to improve and remediate customer due diligence and build sustainable processes and controls for the future.

Data Management and GDPR – BRC received reports on RBS’s data management risk profile and oversaw management’s plans to drive consistency, completeness and to simplify data management and reduce inherent risk. The Committee spent time on data ethics which included the introduction of information principles to support colleague decision making in relation to data. The Committee also received bi-annual updates on the delivery of full compliance with GDPR.

Financial Risk from Climate Change – The Committee reviewed RBS’s assessment of how it identifies and manages this risk along with the approach to strengthen the management of the financial risks from climate change *.

Accountability and remuneration	BRC continued to provide oversight over the risk dimension of performance and remuneration arrangements, working closely with the RemCo.

Accountability – The Committee regularly considered developments in significant material events and investigations. This included resultant accountability recommendations, with the Committee advising RemCo on the risk aspects of these recommendations.

Remuneration – The risk and control objectives of members and attendees of Group ExCo and NWH Exco were reviewed, with additional focus on underlying objectives for the Group Chief Risk Officer. In addition, the Committee reviewed the Long-Term Incentive performance conditions, pre-grant and pre-vest assessments for ExCo, ensuring fair reflection of risk and conduct management performance in vesting outcomes. More generally, the Committee made recommendations to RemCo on the RBS bonus calculation, ensuring appropriate consideration of risk and conduct management performance. Proposals for the 2019 Executive Director Remuneration Policy referred to in the Directors’ Remuneration Report were also considered by the Committee.

Further detail on how risk is taken into account in remuneration decisions can be found in the Report of RemCo from page 81.

RBS – Annual Report on Form 20-F 2019	78

Report of the Group Sustainable Banking Committee

Letter from Mike Rogers

Chairman of the Group Sustainable Banking Committee

“As a Committee dedicated to sustainable banking, we appreciate spending quality time discussing matters such as financial capability, society and environment, and culture.”

Dear Shareholder,

I am pleased to present my second report as Chairman of the Group Sustainable Banking Committee (the Committee or SBC).

Renewed focus

The Committee spent time last year considering its remit. This year we have delivered a refreshed Committee model structured under four pillars of sustainable banking: Customers and Brands; People and Culture; the Competitive Environment; and Society and Environment. These have informed our meeting structure and have proved helpful in prioritising matters which the Committee felt oversight and challenge, on behalf of the RBSG plc Board, was most valuable.

The Committee’s stakeholder engagement model was also refreshed. Integrated engagement sessions – more aligned to our pillars of sustainable banking - aim to bring internal and external voices and challenging perspectives into the boardroom. This also reflects the fact that the Board as a whole is spending more time on stakeholder engagement, which is in itself very pleasing.

We will continue to keep SBC’s focus and responsibilities under review, particularly in light of our renewed purpose.

Transition in thinking

RBS Group has for many years championed sustainable banking and stakeholder engagement.

With shareholder, regulatory and societal expectations intensifying, embedding sustainable banking principles and targets within RBS Group’s broader strategic agenda will be critical. Our renewed Committee focus in 2019 - going beyond traditional environmental, social and governance matters – sought to ensure that the SBC continues to play a forward-looking role.

There is still much to do as RBS Group transitions to becoming purpose-led. However as a Committee we have been reassured by the energy shown by colleagues in driving the sustainable banking agenda.

2019 Highlights

I am pleased to report that good progress was made in 2019. As a Committee dedicated to sustainable banking, we appreciate spending quality time discussing matters such as financial capability, society and environment, and culture. Below are the key discussion points and outcomes from the year:

Customer & brands

•         During our April 2019 meeting we focused on how the bank creates value for customers and how we protect and develop our brands.

•         Key topics debated included sustainability of profit pools, customer service and fairness, reputation and brand, digital strategy and financial capability. Outcomes included challenging management on pursuing marketing leading segments and gaining better insight on the impact of cost constraints on service innovation.

•         Our December 2019 meeting was a spotlight on vulnerable customers, focusing on our wider role in society from a financial inclusion perspective and the evolving compliance environment. We heard directly from SafeLives, a charity with whom the bank has partnered to support the victims of financial abuse. The session challenged us to seek clarity on RBS Group’s financial inclusion ambition and on better understanding the underlying policy frameworks which support front-line staff.

Society & environment

•         The June 2019 meeting centred on how we manage wider social and environmental issues Topics included risks, opportunities and changing expectations of customers, investors, and regulators on how we approach issues like financial health, climate change and social inequality.

•         Areas of debate and challenge included our sustainable customer ambition and communication strategy. We agreed that communications need to better reflect the positive progress made.

•         During a later session we had the pleasure of receiving a presentation from one of our young bankers on a green initiative to encourage customers to spend sustainably. As a result, the presenter was asked to join the internal climate programme to progress his idea.

Competitive Environment

•         In September 2019 we dedicated the Committee meeting to understanding how the businesses identify and respond to current and emerging competitive threats.

•         Against notable disruption of the sector, the Committee challenged management on their understanding of new entrants’ business models, changing customer expectations and ‘non-bank’ competitors.

•         We debated the strategic health of our business, took inspiration from the external environment and discussed the impact of technology on customers.

People & Culture

•         In October 2019 we debated how we build an engaged workforce and healthy culture for the future. We had the benefit of an external engagement speaker from Cognizant who challenged us on innovative culture.

•         Monitoring reports considered included OurView employee survey results, culture measures, inclusion and wellbeing data. We also discussed the latest Banking Standards Board survey.

The Committee, on behalf of the Board, considered workforce policies and practices to ensure they are consistent with the RBS Group’s values and support long-term sustainable success. Outcomes included challenging management on future cultural ambition and agreeing to engagement exemplars and external insights being added to future culture monitoring reports.

Membership, Meetings and Escalation

Membership, meetings and escalation mechanisms have not changed since last year’s report. In many cases the Committee and the Sustainable Banking Committee of NatWest Holdings Limited met concurrently.

Authority is delegated to Group SBC by RBSG plc Board and a regular report of the Committee’s activities is provided. The terms of reference are available on rbs.com and these are reviewed annually and approved by the RBSG plc Board.

Group SBC has four non-executive directors as members and three non-executive directors from our ring-fenced bank board observing, along with management attendees. More details of membership and attendance at meetings can be found on page 68 of the Governance Report.

Performance evaluation

The annual review of the effectiveness of the RBSG plc Board and its senior Committees, was conducted internally in 2019. Overall the feedback on the Committee was positive.

Areas of focus for 2020 will be overseeing purposeful progress across RBS Group and ensuing that the wider RBSG plc Board is aware of the important topics debated by the Committee.

Conclusion

Through the SBC, my fellow directors and I have had the opportunity to help shape RBS Group’s future sustainable banking strategy and test management’s response to these important issues. I want to take the opportunity to thank the Committee members, attendees and presenters for their continued contribution and support in 2019.

2020 presents challenges and opportunities for the sustainable banking agenda as it enters a new leadership phase and sets its strategic and purposeful objectives. I am looking forward to steering future SBC discussions and to reporting on progress next year.

Mike Rogers

Chairman of the Group Sustainable Banking Committee

13 February 2020

RBS – Annual Report on Form 20-F 2019	79

Report of the Technology and Innovation Committee

Letter from Alison Davis

Chairman of the Technology and Innovation Committee

“Yesterday’s innovation is today’s norm – we must continue to challenge what we do and how we do it to improve tomorrow’s customer expectations”

Dear Shareholder,

I am delighted to present the second report of the Technology and Innovation Committee (the Committee or TIC).

Role and responsibilities

TIC supports the RBSG plc Board in overseeing and monitoring RBS’s strategic direction in relation to technology and innovation. Technology and innovation continues to transform banking and the Committee was established to allow the Board to dedicate sufficient time to this area of critical importance to our strategy and our customers.

Authority is delegated to TIC by the RBSG plc Board and a regular report of the Committee’s activities is provided to the Board. The terms of reference are available on rbs.com. These are reviewed annually and approved by the RBSG plc Board.

Membership and meetings

The committee comprises four Non-Executive Directors including me as chair and NED membership has remained unchanged this year.

Management support for the Committee also continued with the CEO, CFO, Group Chief Risk Officer and Chief Administrative Officer, CEO Bó, Director of Innovation and Director of Strategy and Corporate Development all standing attendees.

The Committee held five meetings during 2019, held listening sessions with external speakers and undertook a number of deep dives. Details of meeting attendance can be found at page 68 of the Governance Report.

Principal activity during 2019

The TIC has remained focused on three key themes:

Digitising the core – A large part of the Committee’s focus has been on overseeing and challenging the bank’s progress in digitising its existing core banking businesses and leveraging new technologies such as cloud computing, machine learning and process automation, and mobile delivery to improve the experience for our customers and to modernise the way we deliver banking.

As part of this theme, the Committee has spent time on the ongoing modernisation of the technology stack, the transformation of important customer journeys, the expanding use of artificial intelligence and new digital sales capabilities.

We have prioritised areas where we are making the most progress to understand what is working and lessons learned - for example the transformation of the customer mortgage acquisition and renewal journey. By introducing paperless mortgages for direct customer and brokers, and Introducing Marge, a mortgage digital assistant to assist mortgage call centre agents by retrieving and providing accurate information quickly, the time taken to issue a mortgage offer to a customer and confirm approval has been significantly reduced.

Beyond the core – New technologies are enabling new paradigms and business models in financial services, and the committee continues to spend time with management looking at priorities for investing in and scaling up new business models that have the potential to meet our customers’ needs in new ways. Examples this year included:

•         Bó, our digital bank, designed to help people ‘Do Money Better’. Bó was launched to the market in November 2019;

•         Tyl by NatWest, our innovative new approach to merchant acquiring, replacing Worldpay referrals. Launched in May 2019, customers can now use its market leading capability; and

•         Mettle, a digital banking platform, launched in November 2019 following a successful pilot, giving small businesses a ‘new’ way to manage their finances by combining a current account with invoicing, payment chasing and bookkeeping capabilities.

We also looked at innovative financial services business getting traction and reaching scale in other parts of the world that might be valuable to UK customers.

Innovation strategy, culture and capability

To ensure a successful and sustainable position in financial services in the future, the bank will need to continue to evolve its innovation strategy, culture, and capabilities.

During the year the TIC has reviewed innovation governance and how the various innovation activities connect to the RBS Group’s broader strategy. We have looked at innovation spend and budgets to challenge whether they are aligned to priorities. We have also spent time on the emerging skills and capabilities and ways of working that will be critical to success in the future such as greater agility, more collaboration, working with external partners and ecosystems, continuous learning, data governance and intelligence,  and discussed how we can lead on these fronts.

External Insights

TIC has monitored developments through engagement with third parties with whom we partner. We obtained external views of how RBS approached innovation and gained a better understanding of how RBS leverages its internal scouting network to obtain a timely and informed view of threats and opportunities. We met with the scouting team to better understand how it translates challenges and opportunities from our franchises into innovative solutions, through engagement with their broad network of contacts from disruptive start-ups to well-known technology companies.

The Committee additionally held a joint meeting with management’s Technology Advisory Board (TAB). Discussions centred on areas of technology and innovation where TAB members saw future customer opportunities that RBS might explore further including platform banking, identity and privacy management.

Obtaining an external view of industry and Fintech development remains a critical role of the Committee, particularly given the continued pace of change in the sector. This ensures the bank is sighted on both opportunities and emerging threats from continued market disruption.

Performance evaluation

The Committee held a dedicated session to discuss its performance. The session was structured around a number of themes: operating rhythm; effectiveness; focus and priorities. The Committee considered that it continued to operate effectively and identified topics to be considered in the coming year and the importance of increasing the level of external insight gained.

The outcomes of the evaluation have been reported to the RBSG plc Board and the Committee will track progress during 2020.

Conclusion

I am delighted to Chair this Committee as TIC continues to support the Board in an area critical to the bank’s future success.

Together with my fellow directors, we will retain our focus on monitoring the future technology and innovation landscape and its impact on RBS. The Committee will continue to shape opportunities arising from management’s response to both threats and opportunities.

I want to take the opportunity to thank the Committee members and attendees for their contribution, enthusiasm and support in 2019.

Alison Davis

Chairman of the Technology & Innovation Committee

13 February 2020

RBS – Annual Report on Form 20-F 2019	80

Directors’ Remuneration Report

Letter from Robert Gillespie

Chairman of the Group Performance and Remuneration Committee

“I believe the existing remuneration policy has served RBS well. Only a small number of changes are proposed to align with the latest investor guidance and market practice.”

Dear Shareholder,

This is my third report as Chairman of the Group Performance and Remuneration Committee (the Committee). It has been a busy year with a number of specific issues to address including remuneration for the former and new CEO and the remuneration policy for executive directors ahead of its renewal at the 2020 AGM. I met with many of our major shareholders and other stakeholders as part of that process and would like to place on record my sincere thanks for their willingness to engage and the input provided.

Executive director pay policy

The Committee believes the current policy is working well and is helping RBS achieve its overall aim of building a simple, safe and more customer focused bank. It continues in large part to receive positive feedback from shareholders, executive directors and our wider workforce. In particular, it is incentivising executive management, in a manner that is easily understood, to act in accordance with our aims. It also demonstrates to the wider workforce that across RBS Group we are following a restrained but fair pay position within a culture of prudent risk-taking.

The policy aims to balance lower maximum long-term incentive (LTI) awards with more predictable outcomes. Performance is assessed on factors which, though demanding, executive directors would reasonably be expected to achieve, encouraging safe and secure growth within risk appetite.

Variable pay is delivered entirely in shares with no annual bonus and the CEO’s executive management team receive a similar pay construct. The main performance test takes place before granting the LTI award with a further assessment prior to vesting to ensure that the performance has been sustainable. There are extensive deferral requirements and additional retention periods which create strong long-term alignment with the interests of shareholders.

I recognise that the unusual nature of the policy means it was not supported by all of the proxy agencies in 2017. However it received a very high level of support from shareholders at the 2017 AGM, with over 96% of votes in favour, and has continued to receive strong support in subsequent years with over 99% of votes in favour of the implementation report.  The Committee is therefore proposing minimal changes to the policy. In compliance with the latest UK Corporate Governance Code (the Code) and investor guidance, pension rates for executive directors have been aligned with the wider workforce at 10% of base salary and a post-employment shareholding requirement will apply for two years after leaving.

With RBS resuming dividends in 2018, the Committee has considered the potential impact on LTI awards. In line with the practice of other major UK banks, the Committee is proposing to have flexibility in future to grant LTI awards using a share price which reflects that no dividends or dividend equivalents are paid on awards during the vesting period. Subject to shareholders agreeing the policy, the earliest date this methodology would be applied would be for LTI awards granted in 2021. No other changes are proposed to variable or fixed pay levels.

Summary of changes • Pension rate at 10% of base salary. • Post-employment shareholding requirement for two years. • Ability to adjust LTI awards for the absence of the right to receive dividends.

The Committee has listened to feedback from some shareholders asking for more clarity on how LTI awards are determined. While not a change to policy as such, enhancements have been made to the disclosures in this report to provide further rationale for the factors the Committee has taken into account when determining LTI awards.

Executive director changes during 2019

Ross McEwan

Mr McEwan stepped down as CEO on 31 October 2019 and left RBS on 30 November 2019. No payment was made in lieu of notice. The Board agreed that Mr McEwan qualified for good leaver retirement, in line with the policy agreed by shareholders. Mr McEwan’s new role with National Australia Bank (NAB) was not considered to compete directly and materially with RBS given NAB’s very limited presence in the UK. Mr McEwan’s good leaver status will be re-evaluated prior to each vesting date.

The 2017 LTI award held by Mr McEwan was granted under the previous policy and was pro-rated to his final date of employment. Outstanding LTI awards granted in 2018 and 2019 will continue to vest on their scheduled vesting dates, subject to the assessment of performance and, in line with the policy, pro-rating does not apply to these awards after grant. Mr McEwan will also receive a further LTI award in 2020, based on performance during 2019 and pro-rated for time served during the year prior to grant. Further details are set out on page 95.

Alison Rose

Ms Rose has worked at RBS for over 27 years and was appointed CEO on 1 November 2019. Ms Rose brings extensive experience and a track record of success, having previously been Deputy CEO of NatWest Holdings and CEO of the Commercial & Private Banking business.

Remuneration arrangements were set within the terms of the existing policy with a base salary of £1,100,000 per annum, pension at 10% of base salary in line with the wider RBS workforce and a fixed share allowance (FSA) at 100% of base salary.

The salary for Ms Rose represented a 10% increase on Mr McEwan’s salary which had been unchanged since his appointment as CEO in 2013, and was significantly lower than his predecessor. If Mr McEwan had received a salary increase in line with the wider workforce while in role, his salary would have been around 18% higher (£1.18m), by the end of 2018.

In moderating the level of salary increase for Ms Rose to below that of the wider workforce since 2013, the Committee recognised that salary for an internal promotion would normally be below that of the incumbent. Any further increases to Ms Rose’s salary will be reviewed annually subject to satisfactory performance and development in role.

The maximum LTI opportunity remains at 175% of base salary only (as opposed to fixed pay), with a shareholding requirement of 400% of base salary. Ms Rose’s remuneration continues to represent a restrained pay position in terms of comparable roles at peer companies who also operate a bonus arrangement and typically allow variable pay up to a maximum of 200% of total fixed pay (i.e. including FSA and pension).

Over time, the expected value of LTI awards is estimated at 80% of the maximum LTI opportunity, taking into account the impact of both the pre-grant and pre-vest tests. This reflects the less leveraged nature of the construct with lower award levels compared to traditional LTI plans. Nearly 70% of expected remuneration for executive directors is delivered in shares.

Katie Murray

Ms Murray was appointed CFO on 1 January 2019 following a successful period as interim CFO. Pay was set with a base salary of £750,000 per annum, pension at 10% of base salary and an FSA at 100% of base salary. No changes are proposed to the CFO’s remuneration at this time.

RBS – Annual Report on Form 20-F 2019	81

Directors’ Remuneration Report

Performance and pay decisions for 2019

As noted in the Strategic Report, performance has been good during the year with strong levels of capital being maintained while making significant distributions to shareholders through dividends. Growing income is proving difficult in the current economic climate, however, there has been good progress on cost reduction plans.

Performance highlights

•        Operating profit before tax of £4,232 million

•        CET1 ratio at 16.2%, exceeding the long-term target

•        Costs reduced by £310 million during 2019, ahead of target

•        Regular and special dividend payments made to shareholders during 2019

•        Employee engagement remains high but customer performance remains a challenging area

2017 LTI award vesting outcome

Performance has been assessed for LTI awards granted in 2017, following the completion of the performance period at the end of 2019. This was the last grant of awards under the previous LTI construct prior to approval of the current remuneration policy at the 2017 AGM. While the performance cycle has completed, the shares will vest in tranches up to 2024 and remain subject to malus and clawback provisions to ensure recipients maintain a long-term focus in their decision-making.

For Mr McEwan the performance assessment resulted in vesting at 56.25% reflecting improvements in total shareholder return (TSR) and targets also being met for CET1 ratio and employee engagement. The cost:income target was partially met whilst economic profit and customer and trust targets were missed. The Committee exercised its discretion in determining that the cost:income element should vest at the mid point of the scale and believed this was a fair reflection of performance.

Ms Rose and Ms Murray also received LTI awards in 2017 in respect of their previous roles, prior to appointment to the Board. These awards were subject to similar performance categories but with slightly different weightings and with return on equity replacing economic profit. The performance assessment for Ms Rose and Ms Murray resulted in 60% of the awards vesting. Full details of the 2017 LTI assessments can be found on page 93.

Pre-grant assessment for 2020 LTI award

Executive directors are due to receive LTI awards in 2020 following an assessment of performance over 2019. In line with the policy, performance was assessed against pre-set objectives following which the Committee applied its judgement in reaching the level of grant for the 2020 LTI awards.

Mr McEwan was assessed as making good progress overall against 2019 targets. Capital remained strong, the control environment had improved and culture and engagement scores remained very positive. Mr McEwan also remained engaged until his departure, helping to ensure a smooth handover. However, customer targets were not met and RoTE was behind target.

Ms Rose had a strong year, developing into the role of Deputy CEO NatWest Holdings, launching the Rose Review and improving risk and culture scores in the Commercial and Private Banking business. It was noted that more work was needed on financial crime. Ms Rose was considered to have made a promising start as CEO, but the period of time was too short for a meaningful assessment of performance.

Ms Murray had demonstrated good overall performance during 2019 with a seamless transition into role, quickly establishing credibility, and making good progress on risk culture. Ms Murray also achieved financial targets for cost reduction with a good focus on people and employee engagement scores in the Finance function.

2020 LTI awards - % of maximum award

Ross McEwan	69%
Alison Rose	78%
Katie Murray	73%

Mr McEwan’s maximum award was pro-rated, to reflect he was employed for 11 months of the performance year, and Ms Rose’s percentage was based on her maximum potential award as CEO. A further performance assessment of 2020 LTI awards will take place prior to vesting. Full details on the pre-grant and pre-vest assessments can be found on pages 94 to 96 in this report.

Broader pay considerations

The Committee also considers wider workforce remuneration and approves the Group-wide remuneration policy. It is supported by subsidiary performance and remuneration committees for all key legal entities which review and provide input to pay decisions at a subsidiary level and help to ensure there is a transparent and robust remuneration governance framework in place across the RBS Group.

Bonus pool – Where employees are eligible for bonus awards, a balanced scorecard is used to assess performance across financial, customer, people, risk and conduct measures. The bonus pool for 2019 is £307 million, which is around 8% less than 2018. Immediate cash bonuses continue to be limited to £2,000.

Fairness – The number of employees at RBS who believe they are paid fairly increased again during 2019 and is significantly above the Global Financial Services norm. In the UK, our rates of pay continue to exceed the Living Wage foundation benchmarks. We are confident we pay our employees fairly and our policies and processes are kept under review to ensure we continue to do so.

Gender and ethnicity pay gap information can be found in the Strategic Report section. The Committee considers these metrics to be highly important and acknowledges there is more work to be done to address the position.

Colleague engagement – A Colleague Advisory Panel provides direct engagement between colleagues and Board members. During the year the Panel was provided with an update on the principles of executive director remuneration and how it aligns with the wider company pay policy. This was followed by a helpful question and answer session with Panel members.

We believe that having an engaged and inclusive workforce is a key element of a successful business. Feedback from colleagues forms part of the measures used in the performance assessment before LTI awards are granted to executive directors.

Transparency – This report has been produced in line with the latest reporting requirements and the Code. It includes CEO to employee pay ratios along with broader disclosures on employee remuneration.

Looking ahead

The Committee is also looking to ensure that remuneration supports the goal of becoming a purpose-led bank, helping to build financial confidence, supporting enterprise and taking actions to help the transition to a low carbon economy. This will include the introduction of measures based on the execution of RBS’s wider ESG strategy, as detailed in the Strategic Report, with the measures being part of the performance assessment for future LTI awards.

We remain committed to paying the workforce fairly and transparently, with a focus on paying people the right rate for the job. I strongly believe that the remuneration policy is the right one for RBS and its wider stakeholders and hope that shareholders will vote for its approval at the forthcoming AGM.

Robert Gillespie

Chairman of the Group Performance and Remuneration Committee

13 February 2020

RBS – Annual Report on Form 20-F 2019	82

Directors’ Remuneration Report

Summary of the principles of the executive directors’ remuneration policy

Alignment with the aim of building a bank that is simple, safe and customer focused	Alignment via shares between executives and shareholders	Alignment with the growing external consensus on executive pay

Built around a restrained pay position for executive directors, with variable pay delivered entirely in shares as LTI awards.

Performance is assessed using a robust framework against pre-set objectives which, though demanding, executive directors would reasonably be expected to achieve, encouraging safe and secure growth.

Appropriate for a less incentivised culture, which is consistent with how remuneration is structured across the wider bank.

Aligns executives with shareholders predominantly through holding shares, both during and after employment.

The maximum value of LTI awards is smaller than traditional long-term incentive plans and there are significant shareholding requirements in place.

Performance is assessed before grant and again before vesting. Awards are adjusted for underperformance or risk failings and are released over eight years, subject to the application of malus and clawback, for a long-term view of performance.

The current policy introduced in 2017 reflected the Executive Remuneration Working Group and Government announcements on executive pay, calling for reduced complexity and quantum.

Investors continue to call for restraint, meaningful shareholdings and flexibility of pay design.

The proposed amendments to the 2020 policy will align with the Code and best practice guidance on pension rates and post-employment shareholding requirements.

The policy has received strong support from shareholders to date

AGM	2017 Policy	2018 Implementation	2019 Implementation
Votes in favour	96%	99%	99%

Summary of changes to the executive directors’ remuneration policy

	Policy element	CEO	CFO	Changes for 2020 Policy
Fixed pay	Base salary (cash)	£1,100,000	£750,000	No further changes proposed for 2020. Salary will be reviewed annually within the terms of the policy.
	Pension (cash)	£110,000	£75,000	Pension rate has been reduced from 35% to 10% of base salary, in line with the rate for the wider RBS workforce*.
	Benefits (cash)	£26,250	£26,250	No change to the level of benefit funding.
	Fixed share allowance (shares)	£1,100,000	£750,000	The percentage of salary (100%) and release period (three years) is unchanged. Awards will be made quarterly, rather than biannually, in future to align with market practice.
Variable pay LTI award (shares)
Quantum (maximum)		£1,925,000 (175% of salary)	£1,500,000 (200% of salary)	No change.
Vesting period	Pro-rata vesting over years three to seven from grant.			No change.
Retention	12 month retention period applied to each vesting**.			No change.
Leaver terms	Awards lapse unless individual qualifies as good leaver. No pro-rating of awards after grant in good leaver circumstances.			No change. Details on why the disapplication of pro-rating is considered appropriate under the RBS construct can be found on page 88.
Performance conditions	Pre-grant and pre-vest assessments, together with risk & control and stakeholder perception underpins.			No change in approach to performance measurement but some enhancements will be made to disclosures to provide additional narrative on performance outcomes.
Expected value	Expected to vest at 80% of maximum opportunity over time, taking into account the pre-grant and pre-vest tests.			No change.
Other policy elements
Dividend adjustments	No policy currently to adjust awards.			Flexibility has been added that will allow LTI awards to be granted using an adjusted share price to reflect the absence of the right to receive dividends during the vesting period.
Shareholding requirement	To hold shares whilst employed.	400% of salary	250% of salary	A post-employment shareholding requirement has been added to fully comply with the Code and the Investment Association’s Principles.

* 10% of base salary is in line with the rate applicable to the vast majority of the workforce. Over 99.7% of employees in the UK receive this rate.

** the combination of the vesting period and the retention period means shares are released during the four to eight years after grant.

RBS – Annual Report on Form 20-F 2019	83

Directors’ Remuneration Policy

Remuneration policy for executive directors

Having conducted a detailed review during 2019, the Committee concluded that the principles underpinning the current policy continue to remain relevant for RBS. The intention of the policy is to support the strategy of building a safe, simple and customer focused bank. The table below sets out the proposed remuneration policy for executive directors. Subject to approval from shareholders, the policy will be effective from the date of the 2020 AGM and will apply for a maximum period of three years, until the AGM in 2023.

Fixed pay elements for current executive directors

Fixed pay is intended to provide competitive remuneration for performing the role. The intention is to have less reliance on variable pay and thus discourage excessive risk-taking.

Purpose and link to strategy	Operation	Maximum potential value
Base Salary To provide a competitive level of fixed cash remuneration and aid recruitment and retention of high performing individuals.	Paid monthly in cash and reviewed annually. The rates for 2020 are unchanged following the appointment of Alison Rose as CEO on 1 November 2019: • CEO – £1,100,000 • CFO – £750,000

Any future salary increases will take into account performance in role and will be considered against peer companies. Any increase will not normally be greater than the average salary increase for RBS employees over the period of the policy.

Other than in exceptional circumstances, the salary of an executive director will not increase by more than 15% over the course of this policy.

Fixed share allowance To provide fixed pay that reflects the skills and experience required and responsibilities for the role.

A fixed allowance paid entirely in shares. Individuals receive shares that vest immediately subject to any deductions required for tax purposes and a retention period will apply. Shares will be released annually on a pro-rata basis over three years from the date of award.

The fixed share allowance will broadly be paid in arrears, in four instalments per year or at any other frequency that the Committee deems appropriate (1). The fixed share allowance is not pensionable.

An award of shares with an annual value of up to 100% of base salary at the time of award, or such higher amount which represents such value rounded up to the nearest whole share.
Benefits To provide a range of flexible and market competitive benefits that is valued by the recipients and assist individuals in carrying out their duties effectively.

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

Further benefits including, but not limited to, relocation assistance may be offered in line with market practice. RBS may also put in place certain security arrangements for executive directors where that is deemed appropriate. RBS may meet the cost of any tax due on these benefits.

Set level of funding for standard benefits (currently £26,250) which is subject to periodic review.

The total value of benefits provided is disclosed each year in the annual report on remuneration.

The maximum potential value of benefits will depend on the type of benefit and cost of its provision, which will vary according to market rates. Any non-standard benefits would be subject to approval from the Board.

Pension To encourage planning for retirement and long-term savings.

Provision of a monthly pension allowance paid in cash and based on a percentage of salary. Opportunity to use the cash to participate in a defined contribution pension scheme.

•   CEO – 10% of base salary

•   CFO – 10% of base salary

In compliance with the Code, the pension allowance rates for executive directors under the 2020 policy have been aligned with those of the wider RBS workforce, currently 10% of base salary (2). The rate may be increased or reduced in order to remain aligned with the wider RBS workforce.

Notes:

(1)        RBS believes that delivery in shares is the most appropriate construct for a fixed allowance to executive directors, qualifying as fixed remuneration for regulatory requirements. If regulatory requirements emerge that prohibit allowances being delivered in shares, or deem that such allowances will not qualify as fixed remuneration, then RBS reserves the right to provide the value of the allowance in cash instead in order to ensure compliance with such requirements.

(2)        10% of base salary is in line with the rate applicable to the vast majority of the workforce. Over 99.7% of employees in the UK receive this rate.

RBS – Annual Report on Form 20-F 2019	84

Directors’ Remuneration Policy

Variable pay

Variable pay incentivises the delivery of sustainable long-term performance, based on RBS’s strategic objectives and its aim of becoming a purpose-led organisation. Performance is assessed against measures which, though demanding, executive directors would reasonably be expected to achieve, encouraging safe and secure growth. Variable pay is delivered entirely in shares with extensive deferral and retention requirements to create strong shareholder alignment.

Purpose and link to strategy	Operation	Maximum potential value	Performance assessment

Variable pay

(LTI award)

To support a culture where individuals are rewarded for the delivery of sustained performance, taking into account RBS’s strategic objectives and purpose.

Performance will be assessed across four key performance areas, and include a range of financial and non-financial factors to encourage long-term value creation for shareholders.

Delivery in shares with the ability to apply malus adjustments and clawback further supports longer-term alignment with shareholders’ interests.

Any variable pay awarded will be delivered as a long-term incentive (LTI) award, paid in shares and subject to performance assessment and employment conditions.

LTI awards are subject to:

•   a one year pre-grant performance period;

•   a pre-vest performance assessment at the end of a three year period, with vesting taking place from years three to seven after grant;

•   malus provisions prior to vesting and clawback which applies for seven (and potentially up to ten) years from the date of award; and

•   a 12 month post-vesting retention period.

Awards will be subject to any other terms as required by regulators from time to time.

The number of shares awarded may be calculated using a share price discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period. In the event regulations permit the use of dividend equivalents in future, awards may be eligible to receive dividend equivalents instead.

With RBSG plc resuming dividend payments to ordinary shareholders, the Committee believes it is appropriate to have the ability to grant LTI awards with reference to an adjusted share price as recipients will not receive the benefit of any dividends or dividend equivalents during the vesting period. Subject to shareholders approving the policy at the 2020 AGM, the earliest date that this discount methodology would be applied would be for LTI awards granted in 2021.

The discounted share price will be calculated with reference to estimated dividend yields based on market consensus and the length of the vesting period, and will be reviewed by an independent advisor. For the avoidance of doubt, there is no intention to reflect special dividends in the calculation.

LTI awards will be delivered under the RBS 2014 Employee Share Plan, as approved by shareholders at the 2014 AGM.

The maximum award for current executive directors is 175% of salary for the CEO and 200% of salary for the CFO, or such higher amount which represents such value rounded up to the nearest whole share.

Awards are also subject to the regulatory requirement that limits the value of variable pay to the value of fixed pay. Award levels are set at the time of grant and may be subject to a discount for long-term deferral in determining the total variable remuneration, in line with European Banking Authority (EBA) guidelines.

Prior performance will be taken into account when determining the value of the award at the time of grant.

The vesting level of the award can vary between 0% and 100% of the original number of shares granted, depending on performance.

Using pre-grant and pre-vest tests, performance will be assessed in the areas of Finance & Business Delivery, Risk & Operations, Customers & Stakeholder and People & Culture.

The Committee will use a robust framework to consider performance against pre-set objectives for each of the categories, in line with RBS’s strategic aims and purpose, but will apply its judgement without reference to formulaic targets and weightings.

Risk & Control and Stakeholder Perception underpins will also apply which may lead to a downwards adjustment.

The majority of the performance variation is expected to take place under the pre-grant test, with the pre-vest assessment representing a final check that, taking all circumstances into account, overall performance has remained satisfactory.

The Committee has discretion to vary the performance factors in appropriate circumstances.

Further details on the performance factors and assessment will be set out in the annual report on remuneration for the relevant year.

Notes to the policy table

•     Changes that have been made under the executive directors’ remuneration policy include: lowering the pension rate to 10% of salary; the introduction of a post-employment shareholding requirement; and the ability to apply a discounted share price when calculating LTI awards to reflect award-holders not being eligible to receive dividends or dividend equivalents during the vesting period.

•     The performance factors for variable pay awards have been chosen to reward sustained long-term performance which, together with significant shareholding requirements, creates strong alignment with shareholders. Targets are set in line with RBS’s strategic priorities.

•     The fixed share allowance is part of fixed remuneration and is therefore not subject to any performance adjustment.

•     Executive director remuneration is considered against market positioning for similar roles.

•     Remuneration for executive directors broadly follows the policy for all employees but generally with a higher element of variable pay and greater delivery in shares which are released over a long time frame.

•     Further details on the remuneration policy for all employees can be found on page 104.

RBS – Annual Report on Form 20-F 2019	85

Directors’ Remuneration Policy

Other elements of the policy for executive directors

Purpose and link to strategy	Operation	Value
Shareholding requirements To ensure executive directors build and continue to hold a significant shareholding to align their interests with the interests of shareholders

Executive directors are required to build up a shareholding equivalent to a percentage of salary. The net of tax shares acquired under the fixed share allowance will qualify towards the shareholding requirement. In the case of LTI awards, shares will be deemed to count on a net of tax basis towards meeting the requirement following the pre-vest performance assessment at the end of year three. Once the respective retention periods have passed, executive directors are permitted to dispose of up to 25% of the net of tax shares received until the shareholding requirement is met. Any shares purchased voluntarily will count towards the requirement but are excluded from the sale restriction.

Following cessation of employment, regardless of leaver status, executive directors will be required to hold shares of a value equal to the lower of their shareholding requirement immediately prior to departure or the actual shareholding on departure, for a period of two years. A fixed number of shares for the post-employment shareholding requirement will be determined at the date of departure. The requirement encompasses vested and unvested shares but shares purchased voluntarily are excluded from the post-employment shareholding requirement.

Procedures will be put in place in order to assist with the enforcement of the shareholding requirements, both during and after employment. This includes the executive directors agreeing to be bound by the terms of the requirements and the use of prescribed nominee accounts to hold shares subject to restrictions.

CEO - 400% of salary CFO - 250% of salary Requirements may be reviewed in future but are not expected to be reduced.
All-employee share plans An opportunity to acquire RBSG plc shares.

Opportunity to contribute from salary and acquire shares under any of the company’s all-employee share plans in operation from time to time, such as the RBS Sharesave Plan and Buy As You Earn (part of an employee Share Incentive Plan). These plans are not subject to performance conditions.

Statutory limits imposed by HMRC or the limits under the relevant share plan rules.
Legacy arrangements To ensure RBS can continue to honour payments due to executive directors.

In approving this policy, authority is given to honour any previous commitments or arrangements entered into with current or former directors, including share awards granted under the 2014 Employee Share Plan. For the avoidance of doubt, all outstanding LTI awards granted prior to 2018, where the performance cycle has been completed, will continue to vest in line with the terms agreed at the time of grant. Authority is also given to honour arrangements agreed with an employee prior to appointment as an executive director that may have different terms or performance conditions.

In line with existing commitments and arrangements.

Illustrative scenarios of annual remuneration for executive directors under the remuneration policy

Notes:

(1)   The charts above are for illustration only, with minimum representing fixed remuneration. The expected value has been calculated based on LTI awards vesting at 80% of the maximum opportunity. This is considered appropriate for a less leveraged remuneration construct, with lower award levels and performance assessed on factors which, though demanding, executive directors would reasonably be expected to achieve, encouraging performance within risk appetite.

(2)   The first maximum assumes LTI awards vest at 100% after the performance assessment and that the share price remains unchanged for the LTI value. The second  maximum assumes both full vesting of the LTI awards and a 50% increase in the RBSG plc share price over the period from grant to vest.

(3)   The benefits figure includes standard benefit funding as outlined in the policy but excludes any potential other benefits under the policy such as travel assistance in connection with company business. The value of any taxable business expenses will be disclosed in the total remuneration table each year.

RBS – Annual Report on Form 20-F 2019	86

Directors’ Remuneration Policy

Remuneration for the Chairman and non-executive directors

A review was undertaken on the remuneration policy for the Chairman and the non-executive directors. The only amendment proposed under the new remuneration policy is that the Chairman will be entitled to life insurance cover, provided the costs are considered by the Board to be reasonable. Offering life insurance for the role of Chairman is in line with the practice by most of the other major UK banks.

Purpose and link to strategy	Operation	Maximum potential value
Fees To provide a competitive level of fixed remuneration that reflects the skills, experience and time commitment required for the role.

Fees are paid monthly in cash. The Board retains discretion to pay fees in cash, shares or a combination of the two.

The level of remuneration reflects the responsibility and time commitment required and the level of fees paid to directors of comparable major UK companies.

Fees are reviewed regularly and the Board may choose to apply an increase on an annual or less frequent basis, within the limits set out in this policy. Additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees as detailed in the annual report on remuneration.

No variable pay is provided so that the Chairman and non-executive directors can maintain appropriate independence, focus on long-term decision making and constructively challenge performance of the executive directors.

The rates for the year ahead are set out in the annual report on remuneration.

Any future increases to fees will be considered against fees paid to directors of comparable companies and will not normally be greater than the average inflation rate or salary increases for the wider RBS workforce over the period of the policy, taking into account that any change in responsibilities, role or time commitment may merit a larger increase. Other than in exceptional circumstances, fees will not increase by more than 15% over the course of this policy.

Benefits To provide a level of benefits in line with market practice.

Reimbursement of reasonable out-of-pocket expenses incurred in connection with the performance of duties.

The Chairman and non-executive directors are entitled to travel assistance in connection with company business, including the use of a car and driver where deemed appropriate. Where this is a taxable benefit for the recipient, RBS will meet the cost of any tax due on the benefit. On rare occasions where they are accompanied by their spouse / partner to business events, RBS may also meet the costs and any associated tax liability. Other benefits may be offered in line with market practice.

The Chairman is entitled to private medical cover and life insurance cover will also be offered provided that the costs are considered by the Board to be reasonable.

The value of the private medical and life insurance cover provided to the Chairman and any other benefits will be in line with market rates and disclosed in the annual report on remuneration.

Recruitment policy

RBSG plc has a Boardroom Inclusion Policy which aims to promote diversity and inclusion in the composition of the Board. The framework aims to ensure RBS can attract, motivate and retain the best talent and avoid limiting potential caused by bias, prejudice or discrimination. RBS values and promotes inclusion in all areas of recruitment and employment. The key elements of the recruitment policy for directors are set out below.

•     The policy on the recruitment of new directors aims to be competitive and to structure pay in line with the policy applicable to current directors, based on the elements of pay detailed in the policy table, recognising that some adjustment to quantum may be necessary to secure the preferred candidate.

•     The pension allowance for new executive directors will be in line with that of the wider RBS workforce, currently 10% of base salary, compliant with the Code.

•     In the event of an internal promotion, existing commitments can continue to be honoured.

•     Buy-out arrangements exist which allow for the replacement of awards forfeited or payments foregone when an individual joins RBS. Any awards made will comply with regulatory requirements.

•     The Committee will minimise buy-outs wherever possible and ensure they are no more generous than, and on substantially similar terms to, the original awards or payments they are replacing. No sign-on awards will be offered on joining.

•     Any awards granted following the recruitment of a candidate may be made under RBS’s employee share plans in place from time to time or under the relevant provisions in the Listing Rules and will need to comply with regulatory requirements. Full details will be disclosed in the next remuneration report following recruitment.

•     The maximum level of variable pay which may be granted to new executive directors will be guided by, but not limited to, arrangements for existing executive directors. In any event this will not exceed the limit of one times the level of fixed pay, comprising salary, fixed share allowance, pension and benefits, and valued according to EBA guidelines. The maximum level excludes any buy-out arrangements.

RBS – Annual Report on Form 20-F 2019	87

Directors’ Remuneration Policy

Other policy elements

Provision	Operation
Notice and termination provisions

Executive directors

As set out in executive directors’ service contracts, RBSG plc or the executive director is required to give 12 months’ notice to the other party to terminate the employment. The Committee will ensure that any proposals relating to termination payments are fair and reasonable and recognise that failure is not rewarded. There are no pre-determined provisions for compensation on termination. There is discretion for RBS to make a payment in lieu of notice (on base salary only) which is released in monthly instalments. The executive director must take all reasonable steps to find alternative work and any remaining instalments will be reduced as appropriate to offset income from any such work.

Chairman and non-executive directors

The Chairman and the non-executive directors do not have service contracts, they have letters of appointment reflecting their responsibilities and time commitments. They do not have notice periods and no compensation would be paid in the event of termination of appointment, other than standard payments payable for the period served up to the termination date.

Under the Board Appointment Policy, non-executive directors are appointed for an initial term of three years, subject to annual re-election by shareholders. At the end of this initial term, a further three year term may be agreed. Non-executive directors may be invited to serve beyond six years, up to a maximum tenure of nine years. The Chairman is not subject to the Board Appointment Policy but is subject to the requirements relating to the maximum tenure period for chairs under the Code. All directors stand for annual election or re-election by shareholders at the company’s AGM.

Effective dates of appointment for non-executive directors:

Frank Dangeard – 16 May 2016

Alison Davis – 1 August 2011

Patrick Flynn – 1 June 2018

Morten Friis – 10 April 2014

Robert Gillespie – 2 December 2013

Baroness Noakes – 1 August 2011

Mike Rogers – 26 January 2016

Mark Seligman – 1 April 2017

Lena Wilson – 1 January 2018

Treatment of outstanding employee share plan awards on termination

On termination, share awards will be treated in accordance with the relevant plan rules as approved by shareholders.

Fixed share allowances

Shares will continue to be released over the applicable retention period helping to ensure that former executive directors maintain an appropriate interest in RBS shares. In all leaver circumstances, executive directors will continue to be eligible to receive a pro-rated fixed share allowance to reflect the period up to the termination date.

LTI awards

LTI awards normally lapse on leaving unless the termination is for one of a limited number of specified ‘good leaver’ reasons or in exceptional circumstances the Committee may exercise its discretion to determine that an individual qualifies as a good leaver. LTI awards held by good leavers will normally vest on the original vesting dates, subject to the performance conditions being met.

In line with typical practice, awards will be pro-rated for the period worked during the financial year prior to the grant of the award. For LTI awards made in 2018 onwards, following the grant, no further pro-rating will occur. Awards will also generally be made to good leavers in respect of the final year of employment, again pro-rated for the period worked during the financial year prior to the grant of the award, and based on performance against the objectives set. The rationale for this approach is set out below.

•          No pro-rating after grant is fundamental to RBS’s LTI construct and allows for a fair level of value to be delivered to the executives whilst having significantly lower maximum variable pay levels compared to peers.

•          RBS operates an LTI only construct, whilst peers also offer annual bonus awards (which typically are also not subject to pro-rating after grant).

•          Therefore, without the removal of pro-rating, executives at RBS could potentially receive no variable pay for the year of joining, in line with regulatory requirements, or in the final year of employment.

•          The main emphasis of the performance assessment is on the pre-grant test, given the award has already been ‘earned’ to a large extent by the time of grant.

•          The removal of pro-rating creates higher levels of shareholding for up to eight years post departure meaning executives can be held accountable for, and are financially exposed to, the long-term consequences of their actions, including through malus and clawback.

Individuals will only qualify for good leaver treatment if they leave due to ill-health, injury, disability, death, retirement (as agreed with RBS), redundancy, the employing company ceasing to be a member of RBS Group, transfer of the employing business, or any other reason if, and to the extent, the Committee decides in any particular case. If good leaver treatment does not apply then LTI awards will be forfeited on leaving.

Factors the Committee would expect to be present before agreeing to good leaver treatment under retirement include: whether the individual has been in role for at least five years, or otherwise qualifies for retirement under RBS’s policy, has demonstrated satisfactory performance, is not leaving to work in a capacity considered to be competing directly and materially with RBS, and is leaving at a time and in a manner that is agreed with the Board.

RBS – Annual Report on Form 20-F 2019	88

Directors’ Remuneration Policy

Provision	Operation
Contractual provisions

Contracts include standard clauses covering remuneration arrangements and discretionary incentive plans (as set out in this report), referencing reimbursement of reasonable out-of-pocket expenses incurred in performance of duties, annual leave, redundancy terms and sickness absence, the performance review process, directors’ and officers’ insurance, the disciplinary procedure and terms for dismissal in the event of personal underperformance or breaches of RBS policies. The Committee retains the discretion to make payments (including but not limited to professional and outplacement fees) to facilitate smooth handovers, mitigate against legal claims and/or procure reasonable assistance with investigations or claims, subject to any payments being made pursuant to a settlement or release agreement.

Discretion

The Committee has certain discretionary powers under the company’s employee share plan rules. For example, the Committee has discretion to determine whether an individual would qualify as a good leaver on departure and also to decide that awards held by good leavers should vest earlier than the normal vesting date. Such discretions would only be used to ensure a fair outcome for the director and for shareholders, taking into account the circumstances of departure, the performance of the director and the need for an orderly transition. If discretion is applied in these circumstances then it will be disclosed in the annual report on remuneration.

Further discretions include the ability to: treat LTI awards in a range of ways in the event of a change of control, including the ability for LTI awards to be exchanged for new awards; change any performance measures, targets, and to adjust awards if major events occur (for example corporate transactions and capital raisings); and make administrative changes to the plan rules. In addition, the Committee retains discretion to apply malus and clawback to LTI awards. When assessing performance, the Committee is able to exercise its judgement to determine the appropriate vesting of LTI awards, supported by the application of underpins, which helps to avoid any potentially unintended outcomes that might arise from the application of performance criteria.

The Committee retains discretion to make minor amendments to the Directors’ Remuneration Policy to reflect changing legal or regulatory requirements or guidelines (including but not limited to any PRA or FCA revisions to their remuneration rules and the EBA remuneration guidelines). For the avoidance of doubt, no material changes would be made to the advantage of directors without reverting to shareholders for approval.

Malus and clawback

Malus allows the amount of any unvested variable pay awards to be reduced, potentially to zero, prior to payment. Clawback allows for recovery of variable pay awards that have already vested. Any variable pay awarded to executive directors in respect of the 2014 performance year onwards is subject to clawback for seven years from the date of grant. For awards made in respect of the 2016 performance year onwards, this period can be extended to ten years where there are outstanding internal or regulatory investigations at the end of the normal seven year clawback period.

Circumstances in which RBS may apply malus or clawback include:

•              conduct which results in significant financial losses for RBS;

•              the individual failing to meet appropriate standards of fitness and propriety;

•              an individual’s misbehaviour or material error;

•              RBS or the individual’s business unit suffering a material failure of risk management; and

•              for malus and in-year bonus reduction only, circumstances where there has been a material downturn in financial performance.

The above list of circumstances is not exhaustive and RBS may consider any further circumstances as it deems appropriate.

RBS – Annual Report on Form 20-F 2019	89

Directors’ Remuneration Report

Approach to the 2018 UK Corporate Governance Code

The Committee undertook a review and where appropriate made changes to remuneration policy and practices in order to comply with the changes under the Code, as set out below. The Committee will continue to monitor and reflect on best practice developments.

Provision	RBS approach to compliance
Post-employment shareholding requirement

•              A formal post-employment shareholding requirement will be introduced for executive directors under the new policy, in order to fully comply with the Code and Investment Association Principles of Remuneration.

•              The requirement will apply for two years at a level equal to the lower of the shareholding requirement immediately prior to departure or the actual shareholding on departure.

Pension rate aligned with the wider workforce

•              The pension rate for executive directors under the new policy will be aligned with the rate applicable to the wider workforce, currently 10% of base salary.

•              RBS moved to this approach on the appointment of the CFO in January 2019 and this was also applied on the appointment of the new CEO in November 2019.

Review workforce remuneration and alignment with culture

•              The Committee considers a range of papers on the broader workforce, for example, the RBS Group-wide remuneration policy principles, annual pay outcomes across RBS Group including diversity information, bonus pool allocations and the deferral policy, and the annual Sharesave offer for employees.

•              Culture is part of a suite of measures used to assess progress in building a healthy and inclusive workplace and performance against culture targets directly impacts the variable pay of both senior executives and other employees. Executive remuneration is based around a less incentivised construct to encourage safe & secure growth and the governance of culture is clearly laid out with specific Senior Management Function roles having defined accountabilities, which is taken into account in their pay decisions.

•              The Committee works closely with the Group Sustainable Banking Committee (SBC), which has a specific focus on people and culture. The decision to remove front-line incentives for large numbers of employees in recent years to support the desired culture was something that both committees supported.

•              In 2019, the committees held a joint session to review the employee value proposition and will continue to consider culture and topics of shared interest, such as the financial wellbeing of the wider workforce.

Consider factors such as clarity, simplicity, risk, predictability, proportionality and alignment to culture when determining the policy

•              The remuneration policy for executive directors has been designed around themes of simplicity, alignment with strategy and culture and ensuring rewards are supported by risk-adjusted performance.

•              The LTI construct is based on lower maximum award levels and reasonable performance expectations, which helps to create more predictable outcomes and encourage safe and secure growth.

•              RBS operates within a 1:1 regulatory cap of variable to fixed pay which is considered to be a restrained and proportionate approach to executive remuneration.

Engagement with colleagues

•              A Colleague Advisory Panel has been established in compliance with the Code. The Committee Chairman has met with the Panel to discuss executive remuneration and how it aligns with the wider pay policy.

•              Engagement will continue with the Panel on an annual basis and if the Panel expresses any concerns on pay matters these would be raised with the Committee. Further information on the Panel and how the views of colleagues are taken into account is set out below.

Discretion and use of malus and clawback

•              There is the ability to apply discretion in appropriate circumstances and the Committee has used discretion in the past to apply downwards adjustments to LTI outcomes.

•              The remuneration policy and share plan rules contain malus and clawback provisions to adjust or recover awards where appropriate. Further details of the process and the circumstances in which RBS can apply malus and clawback are set out on page 105.

Engagement with shareholders

Every year an extensive consultation is undertaken with major shareholders and other stakeholders prior to the Committee making any final decisions on remuneration and variable pay awards. In late 2019 and early 2020, around 20 meetings took place with a number of institutional shareholders, UK Government Investments (UKGI) and other stakeholders. A range of topics were discussed including arrangements for the new CEO and the proposed changes to the remuneration policy as outlined in this report.

There was broad support from shareholders for the executive director remuneration arrangements. The alignment of pension rates with the wider workforce and the introduction of a post-employment shareholding requirement for executive directors were seen as positive developments. A number of shareholders acknowledged the need for RBS to remain competitive on pay while some also highlighted that any further increases to quantum would need to be carefully justified. The Committee took these views into account.

Shareholders also highlighted the importance of pay outcomes reflecting performance and the need for good disclosure, given RBS’s bespoke performance assessment framework. The Committee Chairman explained how LTI performance was still assessed using pre-set objectives and a robust framework but without formulaic weightings which could lead to unintended consequences. The Committee Chairman confirmed that plans were already in place to enhance the LTI disclosures in this report which was widely welcomed.

Shareholders were also generally supportive of good leaver status being applied to Mr McEwan and went on to discuss broader topics such as culture and the company’s approach to climate change. A number of climate-related measures have been added to the 2020 performance goals for executive directors, as explained later in this report.

More generally, meetings also take place with RBSG plc’s retail shareholders allowing Board members to hear directly from the wider shareholder base on any matters of importance. Two such events were held in 2019 with more planned for 2020. Shareholders continue to play a vital role in developing remuneration practices and the Committee is very grateful for their involvement in the process.

Consideration of employees’ views

The Committee retains oversight of the remuneration policy for all employees to ensure there is a fair and consistent approach throughout the organisation, and considering employees’ views is part of that process.

A colleague opinion survey provides all colleagues with the opportunity to have a say on what it feels like to work at RBS (twice per year). Nearly 58,000 colleagues from across RBS took part in the latest survey. The 2019 report shows steady improvement since last year, and RBS compares favourably against benchmarks for Global Financial Services and High Performing companies across the board. Feedback from colleagues is included in the measures that impact executive pay.

RBS – Annual Report on Form 20-F 2019	90

Directors’ Remuneration Report

Engagement with colleagues*

Engagement on remuneration generally takes place with representatives from UNITE in Great Britain and Offshore and the Financial Services Union in Ulster Bank. There is a well-developed process in place to listen to the views of the workforce. This provides opportunities to improve by assessing colleague sentiment, and checking progress in making RBS a great place to work. Regular engagement takes place with colleagues throughout the year. Board members visit business areas to hear directly from colleagues and there are frequent townhall meetings and question and answer sessions with senior executives.

Colleague Advisory Panel (CAP)

In 2018, the CAP was established in order to enhance existing mechanisms for colleague engagement. The Panel is chaired by Lena Wilson as a designated non-executive director, with the aim of facilitating dialogue between colleagues and Board members. The CAP includes colleagues who volunteered to be involved, representatives from trade union bodies and works councils, the colleague-led networks and junior management teams.

The CAP met twice in 2019 and provided views to the Board on areas such as purpose, digital strategy, culture, executive pay and performance management. In May, the CAP heard directly from the Committee Chairman on how executive remuneration aligns with the broader reward policy. The November 2019 meeting included an update from the CEO on future strategy and discussions were also held on inclusion and sustainable banking.

Following each meeting, a summary is provided to the Board and a subsequent follow-up call is held so that members of the CAP can hear how their views were shared and what happened as a result. Feedback has been very positive to date with members highlighting the variety of topics and good discussions with Board members and viewing the CAP as a safe environment to voice opinions and hear Board insights.

Members described the CAP as engaging, informative, insightful and transparent.

Wider workforce remuneration policy

Consistent with the principles for executive remuneration, the aim is to deliver a simple and transparent pay policy which promotes the long-term success of RBS. The policy supports a culture where individuals are rewarded for delivering sustained performance in line with risk appetite and for demonstrating the right behaviours.

Employees are provided with salary and pension funding and certain roles are eligible for benefit funding and variable pay awards. Further details on the policy and remuneration levels for 2019 including pay ratios can be found later in this report. Many employees are shareholders through the company’s employee share plans and have the ability to express their views on executive pay by voting on the Directors’ Remuneration Policy.

Making RBS a great place to work

Fulfilling job

The aim is for every colleague to have a clear and fulfilling job that connects to RBS’s purpose. Each colleague is set clear goals and objectives that reflect RBS’s strategy. Progress is reviewed throughout the year.

Wellbeing is essential for people to bring the best of themselves to work. A range of measures are provided to support: physical wellbeing, encouraging a healthy lifestyle; mental wellbeing to challenge the stigma of mental health and encourage colleagues to talk; financial wellbeing on helping colleagues make the most of their money; and social wellbeing to connect with the community and to support inclusion and volunteering. There is also an Employee Assistance Programme where employees can access confidential advice, support and short-term counselling.

Flexible working is offered where this is possible and appropriate. This allows colleagues to explore working patterns with their line manager and select a more flexible approach to work that meets their needs.

Diversity and inclusion is at the core of RBS culture. RBS is recognised in Bloomberg’s Global Gender Equality Index, holds Leader level in the UK Government’s Disability Confident Scheme and is regularly in the top Stonewall Global equality index. The inclusion category in the colleague opinion survey continues to score highly, and around 20,000 colleagues who are members of employee-led networks continue to educate and drive the inclusion conversation.

RBS has a positive action approach to improve the proportion of women and ethnic minority leaders across all business areas. Targets to improve gender and BAME/non-white representation are part of the measures that impact executive remuneration.

RBS has supported key causes, including being a founding signatory of the UK Government’s Race Equality Charter, and retained its status as a Stonewall Top Global Employer, one of just 14 organisations to feature on the 2019 list.

Fair Pay

RBS is committed to providing a fair wage for the role performed and also being very clear on how pay works. Employees are provided with flexibility in terms of how they wish to receive pay to suit their personal circumstances.

Fairness is built around a number of themes. A full pay review is undertaken each year for all salary ranges. Pay is compared against the external market so that pay and benefits are competitive. RBS is a fully accredited Living Wage Employer in the UK with rates of pay that continue to exceed the Living Wage Foundation Benchmarks.

RBS has a clear, simple and transparent reward structures for all employees. A review of employees’ pay takes place each year and focuses on moving them to the right rate of pay for their job. Investment in pay levels in recent years has focused mostly on junior employees.

RBS has removed front-line incentives and variable pay for large numbers of employees, with an increase to fixed pay instead. This provides greater certainty for these employees and allows them to focus fully on providing the best service for customers. HR policies and processes are kept under review to ensure employees are paid fairly.

Flexible benefits are provided allowing employees to change pension contributions and choose from a range of protection, healthcare and lifestyle options. Employees in the UK and Republic of Ireland can also participate in employee share plans and around 22,500 employees currently do so.

The number of employees at RBS who believe they are paid fairly increased further during 2019 and is significantly above the Global Financial Services Norm.

Excellent training

Culturally, becoming a learning organisation is a strategic priority. RBS needs to prepare colleagues for the future and is committed to developing colleagues in key critical capability areas. This will help to build the right knowledge, skills and behaviours, to help people stay relevant and employable, and support RBS’s ambition and purpose. There is a focus on the future, continuous learning, knowledge sharing and reflective practice.

RBS continues to innovate learning to support core and common capability needs by creating a blend of learning experiences (e.g. classroom, webinar, e-learning and video) to support personal development, individual capability or prepare people for future roles. RBS also remains committed to embedding a strong service and sales mindset with training which supports the business strategy on customer service, trust and advocacy.

A Good Leader

RBS is continuing to develop great leaders and supporting the development of talent across RBS Group. This is driven by a flagship leadership programme – Determined to lead (Dtl). It teaches the skills to lead, manage and coach people so they make positive behaviour changes and improve their performance. Around 11,000 leaders have completed their Dtl training to date.

Gender and ethnicity pay gaps

The latest gender and ethnicity pay gap reporting for RBS can be found in the ‘Our Colleagues’ section of the Strategic Report and on rbs.com.

* References to “colleagues” in the Directors’ Remuneration Report include all members of the workforce, for example contractors and agency workers as well as employees.

RBS – Annual Report on Form 20-F 2019	91

Annual Report on Remuneration

Where indicated in the section headers, information is within the scope of the report of independent registered public accounting firm. Where a main section header, presented in bold, is marked as audited, all subsequent sub sections are also audited, the end of the audited section is marked by ∆.

Single total figure of remuneration for executive directors for 2019 (audited)

	Ross McEwan (5)		Alison Rose (6)		Katie Murray (6)
	2019	2018	2019	2018	2019	2018
	£000	£000	£000	£000	£000	£000
Base salary	833	1,000	183	—	750	—
Fixed share allowance (1)	833	1,000	183	—	750	—
Benefits (2)	69	117	10	—	26	—
Pension (3)	292	350	18	—	75	—
Total fixed remuneration	2,027	2,467	394	—	1,601	—
Annual bonus	n/a	n/a	n/a	—	n/a	—
Long-term incentive award (4)	2,039	1,111	1,007	—	140	—
Total variable remuneration	2,039	1,111	1,007	—	140	—
Total remuneration	4,066	3,578	1,401	—	1,741	—

Notes:

(1)             The fixed share allowance is based on 100% of salary and, as part of fixed remuneration, it is not subject to any performance conditions.

(2)             Includes standard benefit funding for all at £26,250 per annum. Ross McEwan also received travel assistance (£40,124), relocation expenses (£4,757) consisting of assistance with tax return preparation, and home security arrangements (£1,786) and Alison Rose received travel assistance (£5,584) and home security arrangements (£446). The figures reflect the period served as an executive director.

(3)             The executive directors receive a monthly cash allowance and can choose to participate in the company’s defined contribution pension arrangements.

(4)             The 2019 value relates to LTI awards granted in 2017 with the performance assessed at the end of December 2019 as set out below. No discretion was exercised by the Committee as a result of the share price changing over the performance period. The estimated value above is £148,778 lower than the value of the shares at the time of grant, as a result of the share price falling from £2.4142 to £2.25 over the period.

(5)             Reflects fixed remuneration paid to Ross McEwan for the period to 31 October 2019, the date he stepped down from the Board, together with an estimate of the vesting value of the 2017 LTI award which was pro-rated to his final date of employment. Mr McEwan also received fixed remuneration of £198,020 for the period after stepping down from the Board until 30 November 2019, the date he ceased to be employed by RBS, see page 98 for further details.

(6)             Alison Rose was appointed as CEO on 1 November 2019 and Katie Murray was appointed as CFO on 1 January 2019. Remuneration above includes fixed pay since appointment to the Board together with the estimated vesting value of the full 2017 LTI award, including the performance period prior to appointment.

∆

2017 LTI award – final assessment of performance measures (audited)

An assessment of performance of each relevant element was provided by internal control functions and PwC assessed relative Total Shareholder Return (TSR) performance against a peer group of comparator banks.

Performance Measures	Performance for	Vesting at	Performance for maximum	Actual Performance	Vesting	Weighted
(and weightings)	minimum vesting	minimum	(100%) vesting		outcome	vesting %
Economic Profit (25%)	(£875 million)	25%	£125 million	Below threshold for vesting	0%	0.00%
Relative TSR (25%)	TSR at median	20%	TSR at upper quartile	Above upper quartile	100%	25.00%
Safe & Secure Bank (25%)	Vesting between 0% - 100%*			CET1 ratio: >13%	100%	18.75%
	CET1 ratio target: 13% or above
CET1 ratio (12.5%)	LTI cost:income ratio target: significant progress to 56%			LTI cost:income ratio: 62%	50%
Cost:income ratio (12.5%)
Customers & People (25%)	Vesting between 0% - 100%*					12.50%
	NPS target: significant progress to number 1 in our chosen segments			NPS: Missed all six NPS targets	0%
Split across advocacy, trust
and employee engagement	Trust target: significant progress to number 1 in our chosen segments			NTS: Missed four of the five trust targets	0%

Net Promoter Score (NPS) (7.5%)	EI target: increase employee engagement			EI: increased from 75 to 87	100%
Net Trust Score (NTS) (5%)
Engagement Index (EI) (12.5%)
Final vesting outcome						56.25%

* Vesting in the Safe & Secure and Customers & People categories can be qualified by Committee discretion taking into account changes in circumstances over the period, the margin by which individual targets have been missed or exceeded, and any other relevant factors.

There were six chosen customer segments for advocacy and five customer segments for Trust. Customer advocacy was measured by Net Promoter Score and Trust was measured by the percentage of customers that trust RBS to ‘do the right thing’. Chosen segments reflect RBS’s key products, service channels and customer groups. Economic Profit was defined as profit after tax and preference share charges less tangible net asset value multiplied by the cost of equity. There is a weighted peer group for relative TSR performance. The companies and weightings for this award were: Barclays and Lloyds (200%), HSBC (100%), and Standard Chartered, BBVA, BNP Paribas, Crédit Agricole, Santander, Société Générale, Unicredit, ING, Intesa San Paolo and Nordea Bank (all weighted 50%).

Final outcome and discretionary underpin

If the Committee considers that the vesting outcome calibrated in line with the performance conditions above does not reflect underlying financial results, or if the Committee is not satisfied that conduct and risk management during the performance period has been effective, then the terms of the award allow for an underpin to be used to reduce the vesting. In making its final judgement, the Committee considered the overall context of performance, noting significant improvements in Relative TSR, employee engagement and the strong capital position. Set against this, customer performance was poor and the Committee determined that economic profit should not be adjusted for strategic costs. As a result, both these categories did not vest. Input was also received from the Group Board Risk Committee (BRC) on risk performance. In line with the table above, the Committee had exercised its discretion in determining that the cost:income element should vest at the mid point of the scale and believed this was a fair reflection of performance. Taking all circumstances into account, the Committee determined that no further adjustment was necessary under the discretionary underpin.

RBS – Annual Report on Form 20-F 2019	92

Annual Report on Remuneration

2017 LTI award – final assessment of performance measures (audited)

2017 LTI vesting amounts included in the total remuneration table

LTI awards were granted in March 2017 to Ross McEwan and also to Alison Rose and Katie Murray in respect of their roles prior to becoming executive directors. The performance period ended on 31 December 2019 and the performance conditions have been assessed as set out on the previous page and below. The awards will vest between March 2020 and March 2024 and remain subject to malus and clawback provisions.

Ross McEwan

The maximum number of shares for the performance assessment for Mr McEwan is calculated in line with the underlying award structure, where each of the four performance categories can vest up to 100% of salary at the time of grant. However, the actual number of shares received can never exceed the number of shares capped under the approved policy and the regulatory maximum at the time of grant. There are checks in place to ensure that these limits are not breached. Pro-rating has been applied to Mr McEwan’s 2017 LTI award reflecting that 35 of the 36 months in the performance period had been completed by his final date of employment, 30 November 2019. As set out below, the number of shares following the performance assessment falls within the maximum number of shares capped at the time of grant.

	Ross McEwan
	Vesting	Maximum	Shares	Estimated
Performance category and weightings (see previous page for details)	per category	shares	due to vest	value (1)
Economic Profit (25%)	0%	414,216	—
Relative TSR (25%)	100%	414,216	414,216
Safe & Secure Bank (25%)	75%	414,216	310,662
Customers & People (25%)	50%	414,216	207,108
Maximum shares for performance assessment		1,656,864
Outcome following performance assessment (56.25% vesting)			931,986
Outcome following performance assessment and application of pro-rating to date of cessation			906,077
Maximum shares capped at the time of grant			1,188,800
Maximum shares following the application of pro-rating to date of cessation			1,155,753
Final vesting outcome post pro-rating			906,077	£2,038,673

Alison Rose and Katie Murray

Awards are based on similar performance areas as those applicable for Ross McEwan. While the weightings differ across the performance categories, the outcome of the performance assessment reflects that set out on the previous page for the executive director award other than a return on tangible equity (RoTE) measure which replaced economic profit for the LTI population below Board in 2017. The RoTE target was not deemed to have been met at the end of 2019. No discretion was exercised by the Committee in determining the outcomes below.

		Alison Rose			Katie Murray
Performance category and weightings	Vesting per	Maximum	Shares due	Estimated	Maximum	Shares due	Estimated
	category	shares	to vest	value (1)	shares	to vest	value (1)
RoTE (10%)	0%	74,559	—		10,397	—
Relative TSR (25%)	100%	186,398	186,398		25,993	25,993
Cost income ratio (10%)	50%	74,559	37,280		10,397	5,199
CET1 ratio (15%)	100%	111,838	111,838		15,595	15,595
Customer advocacy (15%)	0%	111,838	—		15,595	—
Customer trust (10%)	0%	74,559	—		10,397	—
Employee engagement (15%)	100%	111,838	111,838		15,595	15,595
Maximum shares under the award		745,589			103,969
Outcome following performance assessment (60% vesting)			447,354	£1,006,547		62,382	£140,360

Note:

(1)        Based on a RBS share price of £2.25, the average over the three month period from October to December 2019.

∆

Scheme interests awarded during 2019 (audited)

Name	Grant date			% vesting at	Performance Requirements
		Face value of	Number of	minimum and
		award (£000s)	shares awarded	maximum
Ross McEwan	7 March 2019	1,650	625,712	Between 0% - 100% with no set minimum vesting

The awards were subject to a pre-grant assessment of performance over 2018 and a further assessment will take place following the end of the 2020 financial year. Further details of the LTI performance assessment framework can be found in the 2018 Report and Accounts and overleaf.

Alison Rose	7 March 2019	1,500	568,829
Katie Murray	7 March 2019	719	272,613	n/a	Award was subject to a performance assessment over the 2018 financial year.

Notes:

(1)        Awards were granted as conditional share awards. The number of shares was calculated taking into account performance and the maximum potential award for each individual. The award price of £2.637 was based on the average share price over five business days prior to grant. Ross McEwan subsequently left RBS and qualified for good leaver treatment as set out earlier in this report. The pre-grant assessment of performance for Alison Rose related to a period prior to becoming an executive director. Subject to the pre-vest assessment, these awards will be eligible to vest in equal amounts between years 2022 and 2026. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

(2)        Katie Murray received a deferred share award in March 2019 in respect of performance year 2018, a period prior to appointment to the Board, and was therefore not eligible to receive an LTI award in 2019. The award price of £2.637 was based on the average share price over five business days prior to grant. The award will be eligible to vest in equal amounts between years 2019 and 2026. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

∆

RBS – Annual Report on Form 20-F 2019	93

Annual Report on Remuneration

Performance assessment framework for LTI awards granted from 2018 onwards

For each of the core performance areas, the Committee will consider whether the executive director has achieved what would reasonably have been expected over the relevant period. The achievement of reasonable or ‘target’ performance expectations will deliver full or nearly full payout of the LTI awards, as long as executives deliver good, sustainable performance. This approach reflects the significantly reduced level of LTI awards compared to traditional LTI structures, creating more predictable outcomes and encouraging safe and secure growth within risk appetite.

The Committee will follow a robust process to review performance against pre-set goals relevant to RBS’s strategic aims for that year, but will apply its judgement without a formulaic range for vesting or mechanistic weightings. Performance will be assessed taking into account circumstances applying over the period. Risk & Control and Stakeholder Perception underpins will also apply under which the Committee can consider if there are any other factors that would lead to a downwards adjustment. Awards may be reduced, potentially down to zero, further to the application of either the pre-grant or pre-vest tests where there has been significant underperformance or risk management failings.

Pre-grant assessment for LTI awards to be made in 2020

Core area and goals	Performance targets for 2019 (1)	Pre-grant assessment	Summary
Financial & Business Delivery Run a safe and secure bank.	Achieve planned RoTE targets: • 5.1% for RBS Group • 10.2% for NWH Group (being NWH Ltd and its subsidiaries).	RoTE for 2019 was as follows: • 4.7% for RBS Group • 4.8% for NWH Group (2).	RoTE for both RBS Group and NWH Group was behind target largely due to increased PPI charges, margin pressure and, in the case of the Group RoTE target, lower income in NatWest Markets.
	Achieve CET1 ratio targets: • 15.5% for RBS Group • 14.4% for NWH Group and with appropriate repatriation of capital to the RBS Group.	CET1 ratio for 2019 was as follows: • 16.2% for RBS Group • 15.7% for NWH Group, with £1.5bn of capital repatriated to the RBS Group.	RBS Group and NWH Group CET1 ratio ahead of target.
Risk & Control Improve or maintain control environment. Material progress towards desired risk culture.	RBS Group and NWH Group achieve/maintain and embed a control environment rating of 2.	Most areas had achieved the required control environment ratings, but four business units continued to have a control environment rating of 3.	The Risk management performance across the RBS Group is improving, but the Group as a whole, and also NWH Group, had not attained the required target.
	Compliance with the minimum controls for the effective management of compliance with ring-fencing rules, as set out in the ring-fencing policy.	Ring-fencing compliance maintained in line with policy and reporting on activities provided to the PRA.	No evidence to indicate non-compliance with work continuing on embedding policy and controls.

Positive progress towards a (‘1’) generative risk culture rating with strong tone from the top and effective action plans in place. As a minimum, RBS Group and NWH Group to achieve (‘2’) systematic risk culture rating.

		Good progress made towards risk culture target, with a risk culture rating of systematic having been achieved across all but two business units.	While risk culture has continued to improve in line with the trajectory set in 2015, the 2019 target was not fully met.
Customer & Stakeholder Meaningfully Increase customer advocacy for brands and chosen segments. Build a strong internal customer service.	Achievement of targets for brands and chosen segments against Competition and Markets Authority (CMA) rankings and Net Promoter Scores (NPS). See note (3) below for full details.	Customer performance was mixed during 2019, with a number of the customer targets not met. See note (3) below for details of the Customer targets and performance.	Customer performance remains a difficult area, with limited progress having been achieved outside of NatWest Commercial and Coutts & Company (Coutts).
	Achievement of progress based on working together surveys with targets: • internal NPS of -5 for RBS Group and NWH Group • core service behaviour score of 65 for RBS Group and NWH Group.	• Internal NPS was-18 • the core service behaviours score was 57.	Targets not met with the internal NPS and core service behaviour score both having declined since 2018.

RBS – Annual Report on Form 20-F 2019	94

Annual Report on Remuneration

Pre-grant assessment for LTI awards to be made in 2020

Core area and goals	Performance targets for 2019 (1)	Pre-grant assessment	Summary
People & Culture Provide clarity, build capability and motivate our people. Build up and strengthen a healthy culture. Improve diversity across leaders to create a more mature, inclusive culture.	Employee engagement index (EI) and leadership index (LI) scores: • EI target of 87 • LI target of 81	• EI and LI scores both increased by 2 points from 2018, to 87 (EI) and 81 (LI), resulting in both targets being met.

Overall RBS has seen improvements in all RBS Our View assessed measures as a result of an increase in EI , LI and culture scores across most business units. A limited number of such areas experienced a slight degradation on high EI, LI and culture scores year on year.

	Scores from the Banking Standards Board assessment on culture: • culture target of 78	• The culture score also increased by 2 to 79, resulting in the target being met.
	Progress by RBS Group and NWH Group on the number of women in senior roles across the top three layers of the Group globally by 2020.	Satisfactory progress has been made. As at Q3, 8 out of 12 business units had met the target, with a further 2 of the remaining 4 such areas expected to achieve the target by year end.	The RBS target is to have 30% or more women in senior roles across each business unit by 2020 globally. While this specific target has not yet been met, the overall RBS Q3 actual was 35%.
	Progress by RBS Group and NWH Group on the number of BAME/non-white UK employees in the top four layers of the Group by 2025.	While the in year target of 10% was not met, good progress was made towards the longer term 2025 target.	The 2019 actual was 9% of BAME/non-white UK employees in the top four layers of the Group.

Notes:

(1)      The performance of the Finance function in contributing to the overall targets was also taken into account for Katie Murray as CFO. Alison Rose was the CEO of Commercial & Private Banking prior to becoming CEO in November 2019 and the performance of those business areas was also assessed in terms of contribution to the NWH Group targets.

(2)      Tangible equity based upon a simple full year average.

(3)      Brand CMA and NPS targets together with the scores achieved are set out below:

Business area	NatWest Commercial NPS	NatWest Business CMA	Royal Bank Business NPS	Coutts NPS	NatWest Personal CMA	Royal Bank Personal CMA	Ulster RoI Personal NPS
Target	21 and 1st	57% or 6th	-27	37	63% or 7th	52% or 13th	-5 or 2nd
Score	23 and 1st	50% and 9th	-31	43	61% and 7th	46% and 16th	-15 and 3rd

Outcome of the pre-grant assessment for the 2020 LTI award

The Committee also received advice from the BRC and SBC in making its final assessment. The Committee assessed non-formulaic measures in order to determine the pre-grant assessment, as follows:

There were positive indicators of performance during the year	However performance was not fully at the desired level

•              Full year net lending growth across UK Personal Banking, Ulster Bank RoI, Commercial Banking and Private Banking was 3.7%, which was well in excess of the stated target of 2-3%.

•              RBS continued to maintain a strong capital position. Further progress was also made on simplifying the bank with lower costs in 2019.

•              On people measures, employee engagement was at its highest since measurement began in 2002. The RBS ‘Our View’ employee engagement survey scores also saw an improvement of an average of two points per assessed category, which scored RBS higher than the Global Financial Services benchmark. Good progress was also made with regards to longer term diversity and inclusion targets.

•             With a couple of notable exceptions in NatWest Commercial and Coutts, customer performance was not considered by the Committee to be at the level expected.

•             The Committee noted that risk management performance had improved, although four business units were still to attain the desired ‘2’ control environment rating. Similarly, on risk culture, all but two business units had by year end achieved a ‘systematic’ risk culture rating.

•             On financial measures, RoTE was behind target due to increased PPI charges and margin pressure and full year core income for NatWest Markets was adverse to plan.

As part of its ‘performance in the round’ judgement, the Committee noted the lack of progress in certain key areas, with poor financial and customer performance considered a significant lag on the areas of improvement for 2019. The Committee concluded that this should be reflected by an award level for Ross McEwan of 69% of the maximum possible award. Mr McEwan’s award was also pro-rated to reflect that he was employed for 11 months of the performance year. In the case of Katie Murray, an award level of 73% of the maximum possible award was proposed, the relative increase compared to Mr McEwan’s award being justified by strong risk management performance within the Finance function, which achieved a control environment rating of 2 and a systematic risk culture. The Committee also determined an award level for Alison Rose of 78% of the maximum possible award, based on the new CEO LTI maximum, which was primarily driven by Ms Rose’s performance in her previous role, notable achievements being the launch of the Rose review and progress on risk and culture.

	Ross McEwan (1)	Alison Rose	Katie Murray
Maximum award level under the policy	£1,750,000	£1,925,000	£1,500,000
Agreed award level following the pre-grant performance assessment	£1,100,000	£1,500,000	£1,100,000

Note:

(1)        Ross McEwan’s agreed award level for the 2020 LTI award represents a 26% reduction compared to his 2019 LTI award, which was considered by the Committee to be representative of a weaker overall performance in 2020 across key finance and customer performance areas.

RBS – Annual Report on Form 20-F 2019	95

Annual Report on Remuneration

Pre-vest assessment for 2020 LTI awards

In addition to the pre-grant assessment detailed on the previous page, a further assessment of performance will take place at the end of three years, prior to vesting. It is intended to be a look-back at the performance year for which the LTI award was granted to consider whether anything has come to light which might call into question the original award. Once the vesting amount has been approved, employment conditions as well as malus and clawback will continue to apply.

Four core questions will be considered as part of the pre-vest assessment. In determining the final vesting level of the award, the Committee will consider both individual and collective performance which means that there may be different vesting levels by participant. The process that will be followed to determine whether sustainable performance has been delivered is as follows:

When assessing the performance of the year for which the award was granted, and “knowing what we know now”, has RBS:

1.               Remained safe and secure, taking into account financial results and capital position?

2.               Been a good bank for customers taking into account customer and advocacy performance?

3.               Operated in an environment in which risk is seen as part of the way we work and think?

4.               Operated in a way that reflects its stated values?

Evidenced by:

i.                  Has RBS breached a minimum capital ratio over the period? (core assessment question 1)

ii.               Has there been a material fall in the RBS share price over the period (core assessment question 1)

iii.            Has NPS fallen across the business? (core assessment question 2)

iv.            Have there been indicators of a material deterioration in the risk culture or profile, taking into account annual assessments by the Risk function and the BRC? (core assessment question 3)

v.               Has the Banking Standards Board survey position fallen materially? (core assessment question 4)

vi.            Have employee engagement scores fallen materially? (core assessment question 4)

NO	YES
Achievement of “threshold level of sustainable performance” has been evidenced. No adjustment proposed subject to the underpins below.

Three further questions to be considered:

1.               Is the underperformance due to factors within management’s reasonable control in the circumstances?

2.               Can the underperformance be linked back to the performance year to which the award relates, rather than performance developments since?

3.               Is it appropriate to reflect the underperformance in the current pre-vest test (i.e. if the underperformance has not been adequately reflected in other ways such as subsequent pre-grant tests and awards in the interim)?

If the answer to each of these questions is “Yes”, the Committee may decide that a reduction on pre-vest is appropriate, and it has the discretion to decide the amount.

Risk & Control and Stakeholder Perception underpins

In addition, the Committee will consider the potential application of Risk & Control and Stakeholder Perception underpins following advice from the BRC and the SBC. This provides scope to consider significant risk, stakeholder or reputational matters not already captured in the performance assessment. The underpins also allow the Committee to consider events arising during the period between grant and the end of year three.

Performance Goals for 2020 (for the pre-grant assessment of LTI awards to be made in 2021)

The table below forms the basis of the pre-grant assessment for LTI awards to be made in early 2021, with performance assessed across four core areas using a balanced scorecard and with measures that align with RBS’s purpose. It should be noted that the pre-grant assessment for LTI awards operates over a one-year period based on strategic targets for that year, and in this respect it has some similarities to the operation of annual bonus awards rather than traditional long-term incentive awards. Targets are disclosed in advance where these are not deemed commercially sensitive. There are no weightings set for the performance categories as the Committee follows a robust process to review performance against pre-set goals but applies its judgement without reference to formulaic weightings. Full details on the 2020 targets and the assessment of performance against these will be set out in the 2020 Directors’ Remuneration Report.

Core area and purpose	Performance Goals for 2020	Measures for assessing pre-grant performance for 2021 LTI awards	Targets
Scorecard Financial & Business Delivery Purpose alignment Has a Purpose which delivers long term sustainable performance	Run a safe and secure bank.	Achieve RBS Group cost reduction target based on operating expense reduction.	RBS Group cost reduction of £250m.
		Achieve CET1 ratio target for RBS Group and NWH Group, with appropriate repatriation of capital to the RBS Group.	Targets will be disclosed as part of the performance assessment in the 2020 Directors’ Remuneration Report.
		Achieve net loan growth target for Retail and Commercial franchises consisting of UK Personal Banking, Ulster, Private, Commercial and RBSI.	Retail and Commercial net lending growth of >3%.
		Progress towards execution of the NatWest Markets strategic review. To be measured with reference to RWA reduction and capital accretion.	NWM RWA reduction of £6-8billion and capital ratio accretive in year 1.

RBS – Annual Report on Form 20-F 2019	96

Annual Report on Remuneration

Core area and purpose	Performance Goals for 2020	Measures for assessing pre-grant performance for 2021 LTI awards	Targets
Scorecard Risk & Control Purpose alignment Has a Purpose which delivers long term sustainable performance	Maintain a robust control environment.

Achieve or maintain an effective control environment rating, including progress on Financial Crime improvement plans, with control and risk implications considered in strategic and cost change programmes.

Effective management of compliance with the ring-fencing rules across NWH Group.

RBS Group and NWH Group to achieve a control environment rating of 2, with RBS Group and NWH Group change programmes managed and executed within policy and risk appetite.

Compliance with minimum controls under ring-fencing rules.

	Material progress towards the desired risk culture target where ‘risk is part of the way we work and think’.	Achieve or maintain a ‘systematic’ risk culture rating which reflects target risk management practices and behaviours in line with the Enterprise Wide Risk Management Framework.	Positive progress towards (‘1’) generative with RBS Group and NWH Group to be rated (‘2’) systematic as a minimum.
Scorecard Customer & Stakeholder Purpose alignment Honest & Fair with Customers and Suppliers A Good Citizen A Guardian for Future Generations	Meaningful increase in customer advocacy for key customer journeys.	Achievement of targets across the top 5 customer journeys to be prioritised for transformation in 2020.

Net Promoter Score improvement of:
8 points for account opening;
4 points for paying a person or bill;
2 points for keeping purchases and payments safe;
8 points for commercial lending; and
3 points for business servicing.

	Build trust with our customers	Achievement of improved net trust scores for NatWest and Royal Bank of Scotland.	Net trust score improvement of 6 percentage-points for NatWest (England & Wales) and improvement of 10 percentage-points for Royal Bank of Scotland (Scotland).
	Creation of new businesses, irrespective of gender, background or geography.	Creation of 6,500 new businesses, ensuring everyone has the same opportunity to progress irrespective of gender, background or geography.

Create an additional 6,500 new businesses with support being distributed as follows: 75% to the UK regions outside London & South East, 60% to females, 20% to BAME individuals and 10% to people intending to create purpose-led businesses.

	To be a leading bank helping to address the climate challenge.	Progress towards climate positive operations by 2025.	Reduce carbon emissions from our direct operational footprint by 10%.
		Funding and financing for climate and sustainable finance.	Increase new funding and financing for climate and sustainable finance to £6.5bn in 2020.
Set sector specific targets for emissions reduction.

RBS will set sector-specific targets for high impact sectors that are scenario-based for aggregate balance sheet alignment to the objectives of the 2015 Paris Agreement, and be in a position to publish such targets at or before the time of the FY2020 results announcements to give full transparency to all our stakeholders.

Scorecard People & Culture Purpose alignment A Responsible and Responsive Employer	Build the capability of our colleagues to realise their potential.	Based on achieving the capability targets for RBS Group and NWH Group as measured through the RBS ‘Our View’ colleague survey.	RBS Group and NWH Group to be 12 points above the Global Financial Services Norm.*
	Build up and strengthen a healthy culture.	Based on the Banking Standards Board assessment and achieving the culture target for RBS Group and NWH Group, as measured through the RBS ‘Our View’ colleague survey.	RBS Group and NWH Group to be equal to the Banking Standards Board norm.*
	Embed our shared purpose across the business and brands.	Based on achieving the shared purpose target for RBS Group and NWH Group, as measured through the RBS ‘Our View’ colleague survey.	RBS Group and NWH Group to be 1 point above the Banking Standards Board norm.
	Develop a diverse workforce and inclusive environment	Progress on the number of women in senior roles across the top three layers of RBS Group.	To increase the percentage of females in the top three layers of RBS Group from 35% to 36% on aggregate.
		Progress on the number of BAME/non-white UK employees in the top four layers of RBS Group.	To increase the percentage of BAME/non-white UK employees in the top four layers from 9% to 10% on aggregate.
		Based on achieving the inclusion target for RBS Group and NWH Group, as measured through the RBS ‘Our View’ colleague survey.	RBS Group and NWH Group to be 10 points above the Global Financial Services Norm.

*Willis Towers Watson’s Global Financial Services Norm. The Banking Standards Board norm is based on the average score across all participating banks.
For the CFO, performance will be assessed in line with the framework above and the performance of the Finance function will also be taken into account.

RBS – Annual Report on Form 20-F 2019	97

Annual Report on Remuneration

Payments for loss of office (audited)

On 25 April 2019, Ross McEwan announced his intention to retire as CEO. He stepped down from the Board on 31 October 2019 and ceased to be an employee on 30 November 2019. Both parties agreed that the notice period would be brought to an end on 30 November 2019 and that no payment would be made in lieu of notice. In line with his contractual arrangements, Mr McEwan continued to receive standard payments in respect of his fixed pay for the period up to his final date of employment. Payments for the period from 1 November to 30 November 2019 comprised salary (£83,333), fixed share allowance (£83,333), pension funding (£29,167) and benefit funding (£2,188), a total of £198,020 before tax.

The Board agreed that Mr McEwan qualified for good leaver treatment, as per the requirements in the policy section of this report, in respect of his unvested LTI awards. Mr McEwan was in his sixth year as CEO and was planning to retire to New Zealand. After announcing his intention, Mr McEwan was subsequently approached by, and then accepted an appointment with, National Australia Bank (NAB). The Board considered all the circumstances and NAB was not viewed as competing directly and materially with RBS given its very limited presence in the UK and, therefore, all the retirement criteria were deemed to have been met. Should Mr McEwan decide to take on a different role in future, then the good leaver criteria would be re-tested.

In line with good leaver status, outstanding LTI awards granted in 2018 and 2019 will continue to vest on their scheduled vesting dates and pro-rating will not apply. The 2017 LTI award was granted under the previous remuneration structure and pro-rating will apply based on Mr McEwan’s final date of employment. All awards remain subject to a performance assessment prior to vesting and the potential application of malus and clawback provisions. In line with the policy, Mr McEwan remained eligible for a further LTI award to be granted in 2020 in respect of his performance during 2019 and pro-rated to reflect his employment ended on 30 November 2019. This included the requirement to provide an orderly handover as a condition of his good leaver status. As set out on page 95, an LTI award of £1,100,000 was agreed in respect of the 2019 performance year. Any vesting of awards will be disclosed in the Directors’ Remuneration Report for the relevant year.

∆

Payments to past directors (audited)

Payments made to Ross McEwan during the year are set out above and in the total remuneration paid to executive directors table earlier in this report. There are no other payments to past directors to disclose for 2019.

∆

Total remuneration for the Chairman and non-executive directors for 2019

The GRG Board Oversight Committee was stood down at the end of June 2019. There were no other changes to Committees during the year and the level of fees remained unchanged. For RBSG plc Board directors who also serve on the boards and committees of NatWest Holdings Limited, National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Limited, the fees below reflect membership of all five boards and their respective board committees. Where appropriate, RBSG plc Board directors also received fees in respect of membership of other subsidiary company boards and committees including NatWest Markets Plc, the value of which is included in the table below.

Total single figure of remuneration for the Chairman and non-executive directors during 2019  (audited)

												Fees		Benefits		Total
Chairman (composite fee)												2019	2018	2019	2018	2019	2018
												£000	£000	£000	£000	£000	£000
Howard Davies (1)												750	750	11	11	761	761

									GRG			Fees		Benefits		Total
	Board	N&G	GAC	BRC	SBC	TIC	RemCo	SID	BOC	CAP	Other	2019	2018	2019	2018	2019	2018
Non-executive directors (2)	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Frank Dangeard (3)											260	260	252	4	4	264	256
Alison Davis	80				30	60	30					200	200	24	26	224	226
Patrick Flynn	80	11	68	34		30						223	101	10	9	233	110
Morten Friis	80		34	34								148	142	35	50	183	192
Robert Gillespie	80	15		34	30		60		8			227	219	19	8	246	227
Brendan Nelson (3)	26	4	17	8					10		31	96	284	12	31	108	315
Baroness Noakes	80	15	34	68					8			205	216	17	18	222	234
Mike Rogers	80				60		30					170	158	12	12	182	170
Mark Seligman	80	15	34				30	30	8			197	171	8	5	205	176
Lena Wilson	80				30	30				15		155	128	11	20	166	148

No variable pay is provided to the Chairman and non-executive directors in line with the Code.

Notes:

(1)      The benefits column for Howard Davies includes private medical cover.

(2)      Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings. HMRC deems these expenses as taxable where the meetings take place at the company’s main offices and RBS settles the tax on behalf of the non-executive directors.

(3)      Under the ‘Other’ column, Frank Dangeard received a composite fee as Chairman of the NatWest Markets Plc (NWM Plc) Board. Brendan Nelson also received fees as a member of the NWM Plc Board and these are shown above for the period to 25 April 2019, the date he stood down from the RBSG plc Board.

Key to table:
N&G	Group Nominations and Governance Committee	RemCo	Group Performance and Remuneration Committee
GAC	Group Audit Committee	SID	Senior Independent Director
BRC	Group Board Risk Committee	GRG BOC	Board Oversight Committee for the GRG business areas
SBC	Group Sustainable Banking Committee	CAP	Colleague Advisory Panel
TIC	Technology and Innovation Committee

∆

RBS – Annual Report on Form 20-F 2019	98

Annual Report on Remuneration

Implementation of remuneration policy in 2020

Details of remuneration to be awarded in 2020 to executive directors are set out below. The salary, benefits, pension and fixed share allowance for the CEO and CFO are in line with those announced on appointment. The LTI pre-grant assessment has been completed and the Committee recommended to the Board who approved that LTI awards would be granted as set out below. Details of the pre-grant assessment can be found on pages 94 to 95.

Executive directors’ remuneration to be awarded in 2020

	Salary	Standard benefits (1)	Pension (% of salary)	Fixed share allowance	LTI award following pre-grant
				100% of salary (2)	assessment over 2019
Alison Rose	£1,100,000	£26,250	£110,000 (10%)	£1,100,000	£1,500,000
Katie Murray	£750,000	£26,250	£75,000 (10%)	£750,000	£1,100,000

Notes:

(1)       Amount shown relates to standard benefit funding. Executive directors are also entitled to travel assistance and security arrangements in line with the policy. The value of benefits received will be disclosed each year.

(2)       Fixed share allowance payable broadly in arrears, currently in two instalments per year but moving to four instalments per year following the AGM, with shares released in equal amounts over a three year period.

Timing of payments to executive directors

Variable pay	pre-grant assessment based on performance over 2019	LTI award granted in 2020								20%
			further assessment						20%
			made before any					20%	vests over 2023 to 2027 with
			vesting takes place				20%		a 12 month retention period
						20%			post vesting
Fixed pay		Fixed share allowance			33%
				33%	shares released
			33%		over three years
		Pension & benefits

		Base salary

Year	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Chairman and non-executive directors’ annual fees for 2020

The fees are unchanged from 2019.

Fees for RBSG plc Board (1)	Rates from 1 January 2020
Chairman (composite fee)		£750,000
Non-executive director basic fee		£80,000
Senior Independent Director		£30,000

Fees for RBSG plc Board Committees (1)	Member	Chairman
Group Board Risk Committee	£34,000	£68,000
Group Audit Committee	£34,000	£68,000
Group Performance and Remuneration Committee	£30,000	£60,000
Group Sustainable Banking Committee	£30,000	£60,000
Technology and Innovation Committee	£30,000	£60,000
Group Nominations and Governance Committee	£15,000	—

Other fees for RBSG plc Board directors
Chairman of NatWest Markets Plc (composite fee to cover all boards and committees)		£260,000
Chairman of the Colleague Advisory Panel		£15,000

Note:

(1)       No additional fees are payable where the director is also a member of the boards and respective board committees of NatWest Holdings Limited, National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Limited. Where appropriate, directors receive additional fees in respect of membership of other subsidiary company boards and committees including NatWest Markets Plc. The value of fees received will be disclosed in this report each year.

Other external directorships

Agreement from the Board must be sought before directors accept any additional roles outside of RBS. Procedures are in place to make sure that regulatory limits on the number of directorships held are complied with. The Board would also consider whether it was appropriate for executive directors to retain any remuneration receivable in respect of any new external directorships, taking into account the nature of the appointment. Details of the directorships held by directors can be found in the biographies section of the corporate governance report.

RBS – Annual Report on Form 20-F 2019	99

Annual Report on Remuneration

Directors’ interests in RBSG plc shares and shareholding requirements (audited)

The shareholding requirement is to hold shares to the value of 400% of salary for the CEO and 250% of salary for the CFO. Following the pre-vest performance assessment of LTI awards at the end of year three, shares will be deemed to count on a net of tax basis towards meeting the shareholding requirement. Once the respective retention periods have passed, executive directors are permitted to dispose of up to 25% of the net of tax shares received until the shareholding requirement is met. Under the policy being proposed at the 2020 AGM, a post-employment shareholding requirement will also be introduced. Executive directors will be required to hold shares of a value equal to the lower of their shareholding requirement immediately prior to departure or the actual shareholding on departure, for a period of two years. A fixed number of shares for the post-employment shareholding requirement will be determined at the date of departure.

∆

Shareholding requirements (audited)

Notes:

(1)       Mr McEwan holds 115,322 shares from his 2015 and 2016 fixed share allowances that are included in the shares held below but these have been excluded from the shareholding requirements calculation as he will transfer these shares to charity at the end of the retention period. Mr McEwan exceeded his shareholding requirement at the date he stepped down from the Board while Ms Rose and Ms Murray are making progress towards their requirements, having only been appointed to the Board during 2019.

(2)       The calculation is based on a share price of £2.13 as at 31 October 2019 for Mr McEwan, the date he stepped down from the Board, and £2.40 as at 31 December 2019 for Ms Rose and Ms Murray. During the year the share price ranged from £1.78 to £2.70.

Share interests held by directors

	Ross	Alison	Katie	Howard	Frank	Alison	Patrick	Morten	Robert	Brendan	Baroness	Mike	Mark	Lena
	McEwan	Rose	Murray	Davies	Dangeard	Davis	Flynn	Friis (5)	Gillespie	Nelson	Noakes	Rogers	Seligman (6)	Wilson
Shares held (1)	2,483,768	1,205,945	250,222	100,000	5,000	20,000	—	20,000	25,000	12,001	41,000	20,000	30,000	20,000
% of issued share capital	0.0205	0.0100	0.0021	0.0008	—	0.0002	—	0.0002	0.0002	0.0001	0.0003	0.0002	0.0002	0.0002
LTI / deferred awards
subject to service (2)	672,834	300,023	420,538	—	—	—	—	—	—	—	—	—	—	—
LTI awards subject
to performance (3)	2,406,840	1,803,324	103,969	—	—	—	—	—	—	—	—	—	—	—
Sharesave options (4)	—	—	3,486	—	—	—	—	—	—	—	—	—	—	—

Notes:

(1)       Shares owned beneficially as at 31 December 2019 or date of stepping down from the Board if earlier. The interests shown above include shares held by persons closely associated with the directors. As at 13 February 2020, there were no changes to the shares held shown above, other than the acquisition of 68 shares by Katie Murray at the end of January 2020 as part of one of the company’s employee share plans.

(2)       Performance assessment has taken place but awards are still subject to deferral periods and employment conditions before vesting. These awards count on a net of tax basis towards meeting the shareholding requirement.

(3)       Awards shown are still subject to the pre-vest performance assessment and also subject to deferral periods and employment conditions before vesting.

(4)       Interests held under the Sharesave plan where employees can choose to save from their salary with an option to buy shares at the end of the savings period.

(5)       The share interest held is over 10,000 American Depositary Receipts representing 20,000 ordinary shares.

(6)       10,000 shares are held in the name of M Seligman & Co Ltd, of which Mr Seligman and Louise Seligman are shareholders.

∆

RBS – Annual Report on Form 20-F 2019	100

Annual Report on Remuneration

Directors’ interests under the company’s share plans (audited)

	Year of award	Awards held at 1 January 2019	Awards granted	Award price £	Awards vested	Awards lapsed for performance	Awards forfeited	Awards held at 31 December 2019		Expected vesting dates
Ross McEwan (1)
LTI award	2015	371,098		3.74	185,549			185,549	(2)	06.03.20
LTI award	2016	1,187,207		2.26		699,922		487,285	(2)	08.03.20 – 08.03.21
LTI award	2017	1,188,800		2.41				1,188,800	(3)	07.03.21 – 07.03.24
LTI award	2018	592,328		2.66				592,328		07.03.21 – 07.03.25
LTI award	2019		625,712	2.64				625,712		07.03.22 – 07.03.26
		3,339,433	625,712		185,549	699,922		3,079,674
Alison Rose
LTI award	2015	196,926		3.74	98,463			98,463	(2)	06.03.20
LTI award	2016	620,183		2.26		418,623		201,560	(2)	08.03.20 – 08.03.21
LTI award	2017	745,589		2.41				745,589	(3)	07.03.20 – 07.03.24
LTI award	2018	488,906		2.66				488,906		07.03.21 – 07.03.25
LTI award	2019		568,829	2.64				568,829		07.03.22 – 07.03.26
		2,051,604	568,829		98,463	418,623		2,103,347
Katie Murray
Deferred award	2016	1,772		2.26	1,772			—
LTI award	2016	56,260		2.26		37,975		18,285	(2)	08.03.20 – 08.03.21
Deferred award	2017	68,345		2.41	17,087			51,258	(2)	07.03.20 – 07.03.22
LTI award	2017	103,969		2.41				103,969	(3)	07.03.21 – 07.03.22
Sharesave	2017	1,585		2.27				1,585	(4)	18.12.2020
Deferred award	2018	133,979		2.66	26,796			107,183	(2)	07.03.20 – 07.03.23
Sharesave	2018	1,901		1.89				1,901	(4)	18.12.2021
Deferred award	2019		272,613	2.64	28,801			243,812	(2)	07.03.20 – 07.03.26
		367,811	272,613		74,456	37,975		527,993

Notes:

(1)        Interests for Ross McEwan are as at 31 October rather than 31 December 2019. As noted earlier in the report, the Committee agreed that good leaver treatment should apply. Outstanding LTI awards will continue to vest on their scheduled vesting dates subject to the assessment of performance where appropriate.

(2)        Performance assessment has taken place and outstanding awards remain subject to deferral and service or good leaver conditions before vesting.

(3)        The performance period ended on 31 December 2019 with the vesting outcomes determined in January 2020, as set out earlier in this report. In the case of Ross McEwan, the 2017 award was pro-rated to reflect that he was employed for 35 of the 36 months covering the performance period.

(4)        Award granted under the all-employee Sharesave plan. The award price is the option price at which shares can be bought at the end of the savings period.

∆

Total Shareholder Return (TSR) performance

The graph below shows the performance of RBSG plc over the past ten years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE UK banks for the same period has been added as a further comparison. Source: Datastream

CEO pay over the same period

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Total remuneration (£000s) (1)				1,235 (SH)
	3,687	1,646	1,646	393 (RM)	1,878	3,492	3,702	3,487	3,578	4,066 (RM)
										1,401 (AR)
Annual bonus against	85%	0%	0%	0% (SH)
max. opportunity					n/a	n/a	n/a	n/a	n/a	n/a
LTI vesting rates against maximum opportunity (2)	0%	0%	0%	0% (SH)
					73%	62%	56%	89%	41%	78% (RM)
										60% (AR)

Notes:

(1)        For 2013 and 2019 the table reflects where more than one individual has served as CEO during the year. The CEOs are Stephen Hester (SH), Ross McEwan (RM) and Alison Rose (AR) with figures based on the single total figure of remuneration for the relevant year.

(2)        The maximum opportunity is set according to the approved policy and, for LTI awards granted in 2015 and onwards, the regulatory cap.

RBS – Annual Report on Form 20-F 2019	101

Annual Report on Remuneration

Relative importance of spend on pay

The table below shows a comparison of remuneration expenditure against other distributions and charges. These items have been included as they reflect the key stakeholders for RBS and the major categories of distributions and charges made by RBS.

	2019	2018	Change
	£m	£m
Remuneration paid to all employees (1)	3,516	3,628	-3.09%
Distributions to holders of ordinary shares (2)	3,018	241	1152%
Distributions to holders of preference shares and paid-in equity	406	470	-13.62%
Taxation and other charges recognised in the income statement:
- Social security, Bank levy and Corporation tax	890	1,062	-16.20%
- Irrecoverable VAT and other indirect taxes incurred by RBS (3)	637	616	3.41%

Notes:

(1)        Remuneration paid to all employees represents total staff expenses per Note 3 to the Financial Statements, exclusive of social security and other staff costs.

(2)        In 2019 RBS paid a final dividend of 3.5p and a special dividend of 7.5p per ordinary share in respect of financial year 2018, and an interim dividend of 2.0p and a further special dividend of 12.0p per ordinary share in respect of financial year 2019. The directors have recommended a final dividend of 3.0p per ordinary share and a special dividend of 5.0p per ordinary share in respect of financial year 2019, subject to shareholders’ approval at the Annual General Meeting on 29 April 2020.

(3)        Input VAT and other indirect taxes not recoverable by RBS due to it being partially exempt.

Change in CEO’s pay compared with employees

The table below shows the annual percentage change in remuneration for the CEO compared with the percentage change in the average remuneration of RBS employees based in the UK. In each case, remuneration is based on salary, benefits and annual bonus. Under the remuneration policy the CEO also receives a fixed share allowance and is eligible for LTI awards rather than annual bonus.

	Salary	Benefits	Annual Bonus
	2018 to 2019 change	2018 to 2019 change (2)	2018 to 2019 change
Chief Executive Officer (1)	1.66%	0%	n/a
UK employees (3)	3.05%	1.25%	-6.30%

Notes:

(1)        Alison Rose was appointed CEO on a salary that was 10% higher than her predecessor, as outlined earlier in this report. As the change was effective from 1 November 2019, the annual percentage change in salary from the 2018 to 2019 financial year is 1.66%.

(2)        Standard benefit funding for executive directors remained unchanged between 2018 and 2019. The benefits excludes other any benefits such as travel assistance in connection with company business and any relocation benefits, the value of which is disclosed each year in the total remuneration table.

(3)        RBSG plc is a holding company and it does not have any employees. The data above is based on full year average salary costs of UK based employees of RBS Group. This is considered to be the most representative comparator group as it covers the majority of employees and the CEO is based in the UK.

CEO to employee pay ratios

The ratios compare the total remuneration of the CEO, as set out in this report, against the remuneration of the median UK employee as well as employees at the lower and upper quartiles. The disclosure will build up over time to cover a rolling 10-year period. A significant proportion of the CEO’s pay is delivered in LTI awards, where awards are linked to the company’s performance and share price movements over the longer-term. Therefore, the ratios will depend significantly on LTI outcomes and may fluctuate from one year to the next. None of the three employees identified at the 25th, 50th and 75th percentiles this year received LTI awards. The table also includes ratios covering salary only so that a further comparison is possible as well as the remuneration values for the identified employees.

The median ratio is reflective of a diverse range of roles and pay levels across RBS as a large financial services company. For each individual, RBS is committed to paying a fair rate for the role performed, using consistent reward policies and with opportunities for progression. The steps that RBS takes to ensure employees are paid fairly are set out earlier in this report. The higher total remuneration ratios in 2019 compared to 2018 are primarily a result of the increase in the LTI vesting amount included in the CEO single figure of remuneration. The vesting related to the 2017 LTI award which was the last under the previous remuneration construct. Under this construct, there was a high degree of volatility in vesting outcomes with largely formulaic outcomes. The current remuneration policy aims to create more predictable LTI outcomes. The position year on year based on a comparison of salary only is unchanged.

			Pay ratios				Remuneration values
Financial			P25	P50	P75			Y25	Y50	Y75
Year	Methodology		(Lower Quartile)	(Median)	(Upper Quartile)	Calculation	Chief Executive	(Lower Quartile)	(Median)	(Upper Quartile)
2018	A	total remuneration	143:1	97:1	56:1	total remuneration	£3,577,649	£24,946	£36,727	£63,825
		salary only	44:1	30:1	19:1	salary only	£1,000,000	£22,526	£33,146	£51,302
2019	A	total remuneration	175:1	118:1	69:1	total remuneration	£4,516,873	£25,742	£38,199	£65,684
		salary only	44:1	30:1	19:1	salary only	£1,016,667	£23,253	£34,051	£52,439

Supplementary information on pay ratio table:

(1)        The data for 2019 is based on remuneration earned by Ross McEwan and Alison Rose, as set out in the single figure of remuneration table in this report, but with the LTIP vesting value for Alison Rose pro-rated to exclude the period prior to becoming CEO.

(2)        The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartile) were determined as at 31 December of the relevant year, based on full-time equivalent remuneration for all UK employees other than for variable pay where the actual amount to be paid has been used.

(3)        ‘Option A’ methodology was selected as this is considered the most statistically accurate method under the reporting regulations. UK employees receive a pension funding allowance set as a percentage of salary. Some employees, but neither of the CEOs that served during the year, continue to participate in the defined benefit pension scheme under which it would be possible to recognise a higher value. For simplicity and consistency with regulatory disclosures, the pension funding allowance value has been included in the calculation for all employees.

(4)        The data for the three employees identified has been considered and fairly reflects pay at the relevant quartiles amongst the UK employee population. Each of the three individuals was a full-time employee during the year and none received an exceptional award which would otherwise inflate their pay figures.

Summary of remuneration levels for employees in 2019

46,152 employees earned total remuneration up to £50,000
12,117 employees earned total remuneration between £50,000 and £100,000
5,218 employees earned total remuneration between £100,000 and £250,000
910 employees earned total remuneration over £250,000

RBS – Annual Report on Form 20-F 2019	102

Annual Report on Remuneration

Membership of the Group Performance and Remuneration Committee

All members of the Committee are independent non-executive directors. In order to be considered for the role of Committee Chairman, an individual must first have served on a remuneration committee for at least 12 months.

During 2019, Robert Gillespie was Chairman of the Committee and Alison Davis, Mike Rogers, Mark Seligman and Frank Dangeard were members. The Committee held seven scheduled meetings in 2019 and a further eight ad hoc meetings. Details of attendance can be found in the corporate governance report on page 68.

The role and responsibilities of the Committee

The Committee is responsible for:

•              approving the remuneration policy for all employees and reviewing the effectiveness of its implementation;

•              reviewing performance and making recommendations to the Board on arrangements for executive directors;

•              approving performance and remuneration arrangements for a defined ‘in scope’ population capturing members and attendees of the Group and NWH Executive Committees, the direct reports of the CEO and heads of key legal entities, control function heads and the Company Secretary. The Committee also approves arrangements where employees earn total compensation above £1 million; and

•              setting the remuneration framework and principles for employees identified as Material Risk Takers (MRTs) falling within the scope of UK regulatory requirements.

The remuneration policy operated as intended during the year, with adjustments made for performance where appropriate. The Committee reviews performance for senior executives and also the implementation of the remuneration policy for all employees. One of the key tasks for the Committee in 2019 was considering and engaging with shareholders on the renewal of the executive directors’ remuneration policy, with decisions shared with the Board for final approval.

To mitigate potential conflicts of interest, directors are not involved in decisions regarding their own remuneration and remuneration advisers are appointed by the Committee rather than management. Attendees also play an important role in advising the Committee. In order to avoid any potential conflict of interest, no attendee is present when their own remuneration is discussed. The Group Chief HR Officer may be present when discussions take place on senior executive pay, as there is considerable benefit from her participation, but is never present when specific details of her own remuneration are discussed.

The terms of reference of the Committee are reviewed annually and available on rbs.com.

Summary of the principal activity in 2019

Tasks undertaken by the Committee included reviewing and, where appropriate, approving:

First half of 2019

•              2018 performance assessments and remuneration arrangements for the Committee’s ‘in scope’ population.

•              2019 performance objectives for the ‘in scope’ population.

•              Assessments of vesting levels for LTI awards granted in 2016 and 2017.

•              Regulatory updates and submissions.

•              Fixed and variable pay spend across all RBS employees, including analysis by employee level, geography and diversity.

•              The renewal of the Executive Directors’ Remuneration Policy and the RBS Group-wide remuneration policy principles.

Second half of 2019

•              Half-year and year-end performance reviews for the ‘in scope’ population.

•              Remuneration arrangements for the departure of Ross McEwan and the appointment of Alison Rose.

•              The plan to engage with stakeholders on remuneration proposals.

•              Management’s assurance of the implementation of the RBS Group-wide remuneration policy.

•              Fixed pay proposals for the year ahead.

•              The 2019 employee Sharesave offer.

•              2019 variable pay proposals and the 2019 Directors’ Remuneration Report.

The Committee also held a ‘masterclass’ session with the SBC, which allowed both committees to gain an in-depth understanding of the Employee Value Proposition at RBS.

Performance evaluation

The 2019 performance evaluation was conducted internally by the Chief Governance Officer and Company Secretary. The evaluation was structured around: operating rhythm; purpose & priorities; subsidiary oversight; and culture & dynamics. Members were comfortable the Committee had been effective and were supportive of the approach taken on subsidiary governance. The connectivity with the Board and other committees was also viewed as working well.

The masterclass was praised as an important part of the annual cycle and it was felt to be important that the Committee continued to play an active role in reviewing the changing nature of the workforce and the impact on remuneration. Some mixed views were expressed on the length of meetings and papers. Actions arising from the evaluation will be tracked during 2020.

Advisers to the Committee

PricewaterhouseCoopers LLP (PwC) was first appointed as remuneration adviser by the Committee in 2010, following a review of potential advisers and the services provided. An annual review of the quality of advice and the associated level of fees was undertaken during 2019, following which the Committee agreed to retain the services of PwC. The Committee will continue to review the performance of its advisers each year.

PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK. As well as receiving advice from PwC, the Committee took account at meetings of the views of the Chairman; the CEO; the CFO; the Group Chief HR Officer; the Director of Reward & Employment; and the Group Chief Risk Officer. The Committee also received input from the BRC, the GAC and the SBC. Input is also received from Performance and Remuneration Committees for key legal entities across RBS Group.

PwC provides professional services in the ordinary course of business including assurance, advisory, tax and legal advice to RBS subsidiaries. The Committee is satisfied that the advice received is independent and objective, and receives an annual statement setting out protocols that have been followed by PwC to maintain independence. There are no connections between PwC and individual directors to be disclosed.

Fees paid to PwC for advising the Committee are based on a fixed fee structure to cover standard services with any exceptional items charged on a time/cost basis. Fees for 2019 in relation to directors’ remuneration amounted to £194,463 excluding VAT (2018 - £128,625).

Statement of shareholder voting

The tables below set out the latest resolutions to approve the Directors’ Remuneration Policy and the Annual Report on Remuneration.

Directors’ Remuneration Policy – 2017

Vote	No of shares	Percentage
For	42,143,861,332	96.33%
Against	1,603,968,780	3.67%
Withheld	40,411,396	—

Annual Report on Remuneration – 2019

Vote	No of shares	Percentage
For	43,761,530,456	99.23%
Against	338,658,320	0.77%
Withheld	212,446,568	—

Shareholder dilution and share sourcing

The company has previously used a combination of new issue and market purchase shares to satisfy the exercise of share options and the vesting of share awards under its employee share plans. In future, the company is intending to use shares purchased by the RBS Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under such plans.

RBS’s employee share plans contain best practice dilution limits that govern the number of shares that may be issued to satisfy share plan awards. Such limits will continue to be monitored.

Robert Gillespie

Chairman of the Group Performance and Remuneration Committee

13 February 2020

RBS – Annual Report on Form 20-F 2019	103

Other Remuneration Disclosures

This section contains a number of disclosures which are required in accordance with Article 450 of the Capital Requirements Regulation, the Basel Committee on Banking Supervision Pillar 3 disclosure requirements and the EBA guidelines on sound remuneration policies. This section should be read in conjunction with the Directors’ Remuneration Report starting on page 81.

Remuneration policy for all employees

The remuneration policy supports the business strategy and is designed to promote the long-term success of RBS. It aims to reward employees for delivering good performance provided this is achieved in a manner consistent with RBS values and within acceptable risk parameters. The remuneration policy applies the same principles to all employees, including MRTs, with some minor adjustments to the policy where necessary to comply with local regulatory requirements. The key elements of the policy are set out below.

Base salary

The purpose is to provide a competitive level of fixed cash remuneration.

Operation

Base salaries are reviewed annually and should reflect the talents, skills and competencies that the individual brings to the business.

Role-based allowance

The purpose is to provide fixed pay that reflects the skills and experience required for the role.

Operation

Role-based allowances are fixed allowances which form an element of the employee’s overall fixed remuneration for regulatory purposes and are based on the role the individual performs.

They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are subject to an appropriate retention period, not less than six months.

Benefits and pension

The purpose is to provide a range of flexible and competitive benefits.

Operation

In most jurisdictions, employee benefits or a cash equivalent are provided from a flexible benefits account.

Pension funding forms part of fixed remuneration and RBS does not as a rule award discretionary pension benefits.

Annual bonus

The purpose is to support a culture where employees recognise the importance of serving customers well and are rewarded for superior performance.

Operation

The annual bonus pool is based on a balanced scorecard of measures including Customer, People, Financial & Business Delivery, and Risk & Control measures. Allocation from the pool depends on performance of the business area and the individual.

Individual performance assessment is supported by a structured performance management framework. This is designed to assess performance against longer term business requirements across a range of financial and non-financial metrics as well as an evaluation of adherence to internal controls and risk management. A balanced scorecard is used to align with the business strategy. Each individual will have defined measures of success appropriate to their role.

Risk and conduct performance is also taken into account. Control functions are assessed independently of the business units that they oversee, with the objectives and remuneration being set according to the priorities of the control area, not the targets of the businesses they support. The Group Chief Risk Officer and the Chief Audit Executive have the authority to escalate matters to Board level if management do not respond appropriately.

Independent control functions exist for key legal entities outside the ring-fence (NWM Plc and RBS International), with dual solid reporting lines into both the legal entity CEO and the RBS Group Control Function Head.

For awards made in respect of the 2019 performance year, immediate cash awards continue to be limited to a maximum of £2,000. In line with regulatory requirements, a significant proportion of annual bonus awards for more senior employees is deferred and includes partial delivery in shares.

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

During 2020, RBS will consider its approach to new remuneration requirements proposed under the fifth iteration of the Capital Requirements Directive.

Long-term incentive awards

The purpose is to: support a culture where good performance against a full range of measures will be rewarded; encourage the creation of value over the long-term; and align rewards with the returns to shareholders.

Operation

RBS provides certain employees in senior roles with long-term incentive awards. For awards made in respect of the 2019 performance year, the population receiving long-term incentive awards will be limited to executive directors and certain members of RBS Group’s senior executive committees.

Awards will be subject to pre-grant and pre-vest performance assessments that consider progress against Customer, People, Financial & Business Delivery, and Risk & Control measures, aligned with RBS’s strategic aims. Vesting will take place over a three to seven year period following grant.

The number of shares that vest under the award may vary between 0% -100% depending on the performance achieved. Awards are subject to malus and clawback provisions and a twelve month retention period applies post vesting.

Shareholding requirements

The requirements promote long-term alignment between senior executives and shareholders.

Operation

Executive directors and certain senior executives are required to build up and hold a shareholding equivalent to a percentage of salary. There is a restriction on the number of shares that individuals can sell until the requirement is met.

Employee share plans

The purpose is to provide an efficient way for employees to hold shares in RBS, which helps to encourage long-term thinking and provides a direct involvement in RBS’s performance.

Operation

Employees in certain jurisdictions are offered the opportunity to acquire shares in RBS through employee share plans. Any shares held are not subject to performance conditions.

RBS – Annual Report on Form 20-F 2019	104

Other Remuneration Disclosures

Criteria for identifying MRTs

The EBA has issued criteria for identifying MRT roles, which captures those staff whose activities have a material influence over RBS’s performance or risk profile. The criteria are both qualitative (based on the nature of the role) and quantitative (for example those who exceed the stipulated total remuneration threshold).

We identify MRTs for four key ‘institutions’ within the RBS Group: The Royal Bank of Scotland Group plc; NatWest Holdings Limited; NWM Plc; and The Royal Bank of Scotland International (Holdings) Limited. The MRT criteria are applied for each of these institutions, and consequently some MRTs are identified in relation to one or more of these entities.

The qualitative criteria can be summarised as: staff within the management body; senior management; other staff with key functional or managerial responsibilities; and staff who individually, or as part of a Committee, have authority to approve new business products or to commit to credit risk exposures and market risk transactions above certain levels. The quantitative criteria are: individuals earning €500,000 or more in the previous year; individuals in the top 0.3% of earners in the previous year; and individuals who earned more than the lowest paid identified staff per certain qualitative criteria. In addition to the qualitative and quantitative criteria, RBS has applied its own minimum standards to identify roles that are considered to have a material influence over its risk profile.

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

Risk in the remuneration process

RBS’s approach to remuneration and related policies promotes effective risk management through a clear distinction between fixed remuneration, which reflects the role undertaken by an individual, and variable remuneration, which is directly linked and reflective of performance and can be risk-adjusted. Fixed pay is set at an appropriate level to avoid incentives that are not aligned with sound risk management, and at a level which would allow RBS to pay zero variable pay.

Focus on risk is achieved through clear risk input into objectives, performance reviews, the determination of variable pay pools, and incentive plan design as well as the application of malus and clawback. The Committee is supported by the BRC and the RBS Risk function.

A robust process is used to assess risk performance. A range of measures are considered, specifically capital, liquidity and funding risk, credit risk, market risk, pension risk, compliance & conduct risk, financial crime, operational risk, business risk and reputational risk. Consideration is also given to overall risk culture. RBS’s remuneration arrangements are in accordance with regulatory requirements and the steps we take to ensure appropriate and thorough risk adjustment are also fully disclosed and discussed with the PRA and the FCA.

Variable pay determination

For the 2019 performance year, RBS operated a robust multi-step process, which is control function led, to assess performance and the appropriate bonus pool by business area and function. At multiple points throughout the process, reference is made to Group-wide business performance (from both affordability and appropriateness perspectives) and the need to distinguish between go-forward and resolution activities.

The process considers a balanced scorecard of performance assessments at the level of each business area or function, across financial, customer and people measures. Risk and conduct assessments at the same level are then undertaken to ensure that performance achieved without appropriate consideration of risk, risk culture and conduct controls, is not inappropriately rewarded.

BRC reviews any material risk and conduct events and, if appropriate, an underpin may be applied to the individual business and function bonus pools or to the overall bonus pool. BRC may recommend a reduction of a bonus pool if it considers that risk and conduct performance is unacceptable or that the impact of poor risk management has yet to be fully reflected in the respective inputs.

Following further review against overall performance and conduct, the CEO will make a final recommendation to the Committee, informed by all the previous steps in the process and her strategic view of the business. The Committee will then make an independent decision on the final bonus pool taking all of these earlier steps into account.

The assessment process for LTI awards to executive directors and other recipients is founded on a balanced scorecard approach. The scorecard is aligned with the multi-step bonus pool process, reflecting a consistent risk management performance assessment.

Remuneration and culture

RBS continues to assess conduct and its impact on remuneration as part of the annual Group-wide bonus pool process and also via the accountability review framework. RBS has continued to simplify its approach to reward and removed incentives for employees where this could drive unintended behaviours. The Committee will continue to review workforce remuneration and the alignment of incentives and reward with culture.

The governance of culture is clearly laid out with specific Senior Management Function roles having clearly defined accountabilities, which is taken into account in their pay decisions. The Board and SBC also play key roles in building cultural priorities. Clear measurement frameworks are in place to measure progress.

Accountability review process and malus/clawback

The accountability review process was introduced in 2012 to identify any material risk management, control and general policy breach failures, and to ensure accountability for those events. This allows RBS to respond to instances where new information would change the variable pay decisions made in previous years and/or the decisions to be made in the current year.

Potential outcomes under the accountability review process are:

•              Malus - to reduce (to zero if appropriate) the amount of any unvested variable pay awards prior to payment;

•              Clawback - to recover awards that have already vested; and

•              In-year bonus reductions - to adjust variable pay that would have otherwise been awarded for the current year.

As part of the acceptance of variable pay awards, MRTs must agree to terms that state that malus and clawback may be applied. Any variable pay awarded to MRTs in respect of the 2014 performance year onwards is subject to clawback for seven years from the date of grant. For awards made in respect of the 2016 performance year onwards, this period can be extended to ten years for MRTs who perform a ‘senior management function’ under the Senior Managers Regime where there are outstanding internal or regulatory investigations at the end of the normal seven year clawback period.

Circumstances in which malus, clawback or in-year bonus reduction may apply include:

•              conduct which results in significant financial losses for RBS;

•              the individual failing to meet appropriate standards of fitness and propriety;

•              an individual’s misbehaviour or material error;

•              RBS or the individual’s business unit suffering a material failure of risk management; and

•              for malus and in-year bonus reduction only, circumstances where there has been a material downturn in financial performance.

The above list of circumstances is not exhaustive and RBS may consider any further circumstances that it deems appropriate. During 2019 a number of issues and events were considered under the accountability review framework. The outcomes covered a range of actions including reduction (to zero where appropriate) of unvested awards through malus and suspension of awards pending further investigation.

RBS – Annual Report on Form 20-F 2019	105

Other Remuneration Disclosures

Remuneration of MRTs

The quantitative disclosures below are made in accordance with regulatory requirements in relation to 754 employees who have been identified as MRTs for RBSG plc. The number of MRTs has increased from 588 last year, largely as a result of changes made to MRT identification in order to comply with ring-fencing rules, with identification taking place for four key ‘institutions’. Further detail on remuneration of MRTs identified for subsidiary institutions is included in Pillar 3 reporting, which can be found on rbs.com.

1. Number of MRTs by business area

Number of beneficiaries	Senior mgmt	Other MRTs	Total
RBSG plc EDs	3	—	3
Other RBS Group EDs	13	—	13
RBSG plc NEDs	—	11	11
Other RBS Group NEDs	—	32	32
Corporate Functions	6	86	92
Control Functions	3	218	221
NatWest Holdings	2	149	151
NatWest Markets	—	166	166
RBSI	—	65	65
Total	27	727	754

One individual is included in the table above as they have been identified as an MRT in relation to a role with a subsidiary entity. However, they do not receive any remuneration for this role and are not an MRT in relation to their core role with the RBS Group. Therefore no remuneration is included for this individual in the remaining tables. In addition, there are two MRTs who are contractors and are paid through third party agency via invoices. They are listed in the table above, but as these two individuals do not receive salary or bonus from RBS Group they have been excluded from the remaining tables.

2. Aggregate remuneration expenditure

Aggregate remuneration expenditure in respect of 2019 performance was as follows:

Aggregate remuneration	Senior mgmt	Other MRTs	Total
Number of beneficiaries	27	724	751

	£m	£m	£m
RBSG plc EDs	9.56	—	9.56
Other RBS Group EDs	12.13	—	12.13
RBSG plc NEDs	—	2.78	2.78
Other RBS Group NEDs	—	2.49	2.49
Corporate Functions	10.10	43.57	53.67
Control Functions	5.89	66.84	72.73
NatWest Holdings	3.44	50.37	53.81
NatWest Markets	—	110.30	110.30
RBSI	—	9.74	9.74
Total	41.12	286.09	327.21

Definitions for tables

RBSG plc EDs	Executive directors of RBSG plc
Other RBS Group EDs	Executive directors of subsidiaries within the RBS Group
RBSG plc NEDs	Non-executive directors of RBSG plc
Other RBS Group NEDs	Non-executive directors of subsidiaries within the RBS Group

3. Amounts and form of fixed and variable remuneration

Fixed remuneration consisted of salaries, allowances, pension and benefit funding.

Fixed remuneration	Senior mgmt	Other MRTs	Total
Number of beneficiaries	27	724	751

	£m	£m	£m
RBSG plc EDs	5.86	—	5.86
Other RBS Group EDs	8.16	—	8.16
RBSG plc NEDs	—	2.78	2.78
Other RBS Group NEDs	—	2.49	2.49
Corporate Functions	6.89	29.39	36.28
Control Functions	3.44	47.76	51.20
NatWest Holdings	2.04	34.58	36.62
NatWest Markets	—	78.48	78.48
RBSI	—	7.29	7.29
Total	26.39	202.77	229.16

Variable remuneration awarded for 2019 performance

Variable remuneration consisted of a combination of annual bonus and long-term incentive awards, deferred over a three to seven year period in accordance with regulatory requirements. Under the RBS bonus deferral structure, immediate cash awards are limited to £2,000 per employee.

Long-term incentive awards vest subject to the extent to which performance conditions are met and can result in zero payment.

Annual bonus	Senior mgmt	Other MRTs	Total
Number of beneficiaries	14	596	610

	£m	£m	£m
RBSG plc EDs	—	—	—

Other RBS Group EDs
Cash remuneration	0.02	—	0.02
Deferred bonds	0.46	—	0.46
Deferred shares	2.09	—	2.09
	2.57	—	2.57

RBSG plc NEDs	—	—	—
Other RBS Group NEDs	—	—	—

Corporate Functions
Cash remuneration	0.00	0.16	0.16
Deferred bonds	0.12	3.57	3.69
Deferred shares	0.99	10.45	11.44
	1.11	14.18	15.29
Control Functions
Cash remuneration	—	0.40	0.40
Deferred bonds	—	7.98	7.98
Deferred shares	—	10.71	10.71
		19.09	19.09
NatWest Holdings
Cash remuneration	0.01	0.25	0.26
Deferred bonds	0.06	4.80	4.86
Deferred shares	0.34	10.73	11.07
	0.41	15.78	16.19
NatWest Markets
Cash remuneration	—	0.27	0.27
Deferred bonds	—	6.50	6.50
Deferred shares	—	25.05	25.05
	—	31.82	31.82
RBSI
Cash remuneration	—	0.11	0.11
Deferred bonds	—	1.52	1.52
Deferred shares	—	0.82	0.82
	—	2.45	2.45
Total	4.08	83.32	87.40

Long-term incentives	Senior mgmt	Other MRTs	Total
Number of beneficiaries	12	—	12

	£m	£m	£m
RBSG plc EDs	3.70	—	3.70
Other RBS Group EDs	1.40	—	1.40
RBSG plc NEDs	—	—	—
Other RBS Group NEDs	—	—	—
Corporate Functions	2.10	—	2.10
Control Functions	2.45	—	2.45
NatWest Holdings	1.00	—	1.00
NatWest Markets	—	—	—
RBSI	—	—	—
Total	10.65	—	10.65

4. Outstanding deferred remuneration through 2019

The table below includes deferred remuneration awarded or paid out in 2019 in respect of prior performance years. Deferred remuneration reduced during the year relates to long-term incentives lapsed when performance conditions are not met, long-term incentives and deferred awards forfeited on leaving and malus adjustments of prior year deferred awards and long-term incentives.

Category of deferred remuneration	Senior mgmt £m	Other MRTs £m	Total £m
Unvested from prior year	40.18	140.40	180.58
Awarded during year	12.48	109.77	122.25
Paid out (retained)	0.18	12.74	12.92
Paid out (released)	2.62	85.24	87.86
Reduced from prior years	8.36	12.92	21.28
Unvested at year end	41.49	139.28	180.77

5. Guaranteed Awards (including ‘Sign-on’ awards) and Severance Payments

RBS does not offer ‘Sign-on awards’. Guaranteed awards may only be granted to new hires in exceptional circumstances in compensation for awards foregone in their previous company and are limited to the first year of service. One new hire guarantee was made to an MRT for £100,000 in respect of the 2019 performance year.

Severance payments and / or arrangements can be made to employees who leave RBS in certain situations, including redundancy. Such payments are calculated by a pre-determined formula set out within the relevant social plans, policies, agreements or local laws. Where local laws permit, there is a cap on the maximum amount that can be awarded.

No severance payments were made to MRTs during the year in excess of contractual payments, local policies, standards or statutory amounts, other than payments to two individuals of €25,000 and £180,000. None of the individuals were senior management and each payment was made in commercial settlement of potential legal proceedings related to the termination of employment. Severance payments made do not reward failure or misconduct in line with regulatory requirements.

Where required, remuneration is constrained within the limit of variable to fixed remuneration in accordance with EBA guidelines.

RBS – Annual Report on Form 20-F 2019	106

Other Remuneration Disclosures

6. Ratio between fixed and variable remuneration

The variable component of total remuneration for MRTs at RBS shall not exceed 100% of the fixed component. The average ratio between fixed and variable remuneration for 2019 is approximately 1 to 0.48. The majority of MRTs are based in the UK.

Ratio of fixed to variable	Senior mgmt	Other MRTs	Total
Number of beneficiaries	26	596	622

	ratio	ratio	ratio
RBSG plc EDs	1:0.63	—	1:0.63
Other RBS Group EDs	1:0.49	—	1:0.49
RBSG plc NEDs	—	—	—
Other RBS Group NEDs	—	—	—
Corporate Functions	1:0.52	1:0.50	1:0.51
Control Functions	1:0.71	1:0.42	1:0.44
NatWest Holdings	1:0.69	1:0.51	1:0.52
NatWest Markets	—	1:0.47	1:0.47
RBSI	—	1:0.38	1:0.38
Consolidated	1:0.58	1:0.47	1:0.48

7. Discount Rate

Under CRD IV regulations, a notional discount is available which allows variable pay to be awarded at a level that would otherwise exceed the 1:1 ratio, provided that at least 25% of variable pay is delivered ‘in instruments’ (shares) and deferred over five years or more. The discount rate was not used for remuneration awarded in respect of the 2019 performance year.

Total remuneration by band for all employees earning >€1 million

€ million	Number of employees 2019
€1.0 - €1.5	49
€1.5 - €2.0	10
€2.0 - €2.5	8
€2.5 - €3.0	2
€3.0 - €3.5	2
€3.5 - €4.0	1
More than €4.0	0
Total	72

Notes:

(1)     Total remuneration in the table above includes fixed pay, pension and benefit funding and variable pay.

(2)     Where applicable, the table is based on an average exchange rate of €1.14 to £1 for 2019.

Employees who earned total remuneration of over €1 million in 2019 represent just 0.1% of RBS Group employees. This number reduces to 68 employees if pension and benefit funding is excluded. These employees include those who manage major businesses and functions with responsibility for significant assets, earnings or areas of strategic activity and can be grouped as follows:

•     The CEOs responsible for each area and their direct reports.

•     Employees managing large business areas.

•     Income generators responsible for high levels of income including those involved in managing trading activity and supporting clients with more complex financial transactions, including financial restructuring.

•     Those responsible for managing balance sheet and liquidity and funding positions across the business.

RBS – Annual Report on Form 20-F 2019	107

Compliance report

Statement of compliance

RBS Group is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2019, RBSG plc has applied the Principles and complied with all of the Provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated July 2018 (the “Code”) except in relation to:

•     Provision 17, in respect of the requirement that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the board and senior management positions and oversee the development of a diverse pipeline for succession; and

•     Provision 33 that the Group Performance and Remuneration Committee (“Group RemCo”) should have delegated responsibility for setting remuneration for the Chairman and executive directors.

In respect of Provision 17, the RBSG plc Board considers this is a matter of significant importance which should rightly be reserved for the full Board. Adopting this approach ensures that all directors have an opportunity to contribute to succession planning discussions for Board and senior management, in support of achieving an appropriate balance of skills, experience, knowledge and diversity at senior levels within RBS and on the Board. It also means that all directors have an opportunity to review, consider and become familiar with the next generation of executive leaders.

In respect of Provision 33, the RBSG plc Board also considers that this is a matter which should rightly be reserved for the Board and this is an approach the Board has adopted for a number of years. Remuneration for the executive directors is first considered by the Group RemCo which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the RemCo, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. A copy of the Code can be found at www.frc.org.uk.

The Board does not anticipate any changes to its approach on these aspects of the Code.

Further information on how RBSG plc has applied the Principles, and complied with the Provisions, of the Code can be found in the Governance section of this Report, which includes cross-references to relevant sections of the Strategic Report and other related disclosures.

RBSG plc has also implemented the recommendations arising from the Walker Review and complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012 and April 2016.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. RBSG plc complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers.

Internal control

Management of RBSG is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations. The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss.

Ongoing processes for the identification, evaluation and management of the principal risks faced by RBS operated throughout the period from 1 January 2019 to 13 February 2020, the date the directors approved the Annual Report & Accounts. These processes include the semi-annual Control Environment Certification process which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks and certify that their business or function is compliant with the requirements of Sarbanes-Oxley Section 404 and the UK Corporate Governance Code. The policies that govern these processes, and reports on internal controls arising from them, are reviewed by the Board and meet the requirements of the Financial Reporting Council’s Guidance On Risk Management Internal Control & Related Financial & Business Reporting issued in September 2014.

RBS operates a three lines of defence model, which provides a framework for responsibilities and accountabilities across the organisation. As part of its second line of defence role, the Risk function oversees and challenges the firm-wide management of risk and the efficacy of the related controls. In addition, the Risk function is responsible for developing material risk policies and strategic frameworks for the business to use.

The effectiveness of RBS’s internal controls is reviewed regularly by the Board, the Group Audit Committee and the Board Risk Committee. Internal Audit undertakes independent assurance activities and provides reports to the Board and executive management on the quality and effectiveness of governance, risk management and internal controls to monitor, manage and mitigate risks in achieving RBS’s objectives.

In addition, the Board receives a risk management report at each scheduled Board meeting. Executive management committees in each of the RBS businesses also receive regular reports on significant risks facing their business and how they are being controlled. Details of RBS’s approach to risk management are given in the Capital & Risk Management section.

Work continued throughout 2019 to strengthen the control environment and progress was made across all areas. Additionally, there was significant management focus on Brexit planning, delivery of regulatory programmes and work to enhance customer due diligence standards. While enhancements to the wider control environment were made, the journey of improvement remains a continued area of focus, particularly in ensuring the operational resilience of RBS, as well as compliance with financial crime requirements, where controls are being strengthened. RBS also continues to progress the embedding of a strong risk culture.

The remediation of known control issues remained an important focus of the Group Audit Committee and the Board Risk Committee during 2019. For further information on their oversight of remediation of the most significant issues, please refer to the Report of the Group Audit Committee and the Report of the Board Risk Committee. The Group Audit Committee has received confirmation that management has taken, or is taking, action to remedy significant failings or weaknesses identified through RBS’s control framework. The Group Audit Committee and the Board Risk Committee will continue to focus on such remediation activity, particularly in view of the transformation agenda.

While not being part of RBS’s system of internal control, RBSG plc’s independent auditors present to the Group Audit Committee reports that include details of any significant internal control deficiencies they have identified. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Capital & Risk Management section.

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

Management has assessed the effectiveness of its internal control over financial reporting as of 31 December 2019 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework’.

RBS – Annual Report on Form 20-F 2019	108

Compliance report

Based on its assessment, management has concluded that, as of 31 December 2019, RBS’s internal control over financial reporting is effective.

The effectiveness of RBS’s internal control over financial reporting as of 31 December 2019 has been audited by Ernst & Young LLP, RBS’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of the Royal Bank of Scotland Group plc expresses an unqualified opinion on RBS’s internal control over financial reporting as of the 31 December 2019.

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

The New York Stock Exchange

As a foreign private issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the “NYSE”), RBSG plc is not required to comply with all of the NYSE governance standards applicable to US domestic companies (the “NYSE Standards”) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards. RBSG plc is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards.

The GAC fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. In January 2019 RBSG plc submitted an interim written affirmation and in March 2019 it submitted its required annual affirmation to the NYSE, both confirming RBSG plc’s full compliance with those and other applicable provisions. More detailed information about the GAC and its work during 2019 is set out in the GAC report on pages 72 to 75.

RBSG plc’s Board has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures:

(i) NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. RBSG plc follows the Code’s requirements in determining the independence of its directors and currently has 9 independent non-executive directors, one of whom is the senior independent director.

(ii) The NYSE Standards require non-management directors to hold regular sessions without management present, and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non-executive directors without the executives present and non-executive directors are to meet without the Chairman present at least once a year to appraise the Chairman’s performance and RBSG plc complies with the requirements of the Code.

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

(iv) The NYSE standards require that the compensation committee of a listed company be composed entirely of independent directors. Although the members of the RemCo are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the RemCo and RemCo has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards. The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the CEO’s remuneration. As stated at the start of this Compliance Report, in the case of RBSG plc, the Board rather than the RemCo reserves the authority to make the final determination of the remuneration of the CEO.

(v) The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2018, RBSG plc has complied with all of the provisions of the Code (subject to the exception described above) and the Code does not require RBSG plc to disclose the full range of corporate governance guidelines with which it complies.

(vi) The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. RBSG plc has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on RBS’s website at rbs.com.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

RBS – Annual Report on Form 20-F 2019	109

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2019.

Other information incorporated into this report by reference can be found at:

Page/Note
Strategic Report	3
Our Colleagues	33
Climate-related financial disclosures	38
Governance at a glance	46
Board engagement with stakeholders and section 172 statement	47
Business review	50
Board of directors and secretary	64
Corporate governance	66
Segmental analysis	Note 4
Share Capital and other equity	Note 21
Post balance sheet events	Note 33
Risk factors	286

RBS Group structure

During 2018 in preparation for ring-fencing a number of changes were made to the RBS Group structure. Following these changes the company owns three main subsidiaries, NatWest Holdings Limited (the parent of the ring-fenced group which includes National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Ireland DAC), NatWest Markets Plc (the investment bank and the parent of NatWest Markets N.V.) and The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited).

Further details of the principal subsidiary undertakings are shown in Note 6 and a full list of subsidiary undertakings and overseas branches is shown in Note 10 of the parent company accounts.

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the company. HMT sold a further 925 million of its holding of the company’s ordinary shares in June 2018.

At 31 December 2019, HMT’s holding in the company’s ordinary shares was 62.1%.

NatWest Markets N.V.

NatWest Markets N.V. (NWM N.V.), RBS Group’s banking entity in the Netherlands, began transacting new business on 25 March 2019 to ensure continuity of service to European Economic Area (EEA) customers following the UK’s exit from the European Union (EU). NWM N.V. Group was acquired by NWM Plc, and became a part of NWM Group, with effect from 29 November 2019.

Activities

RBS is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of RBS, including the products and services provided by each of its operating segments and the markets in which they operate are contained in the Business review. Details of the strategy for delivering the company’s objectives can be found in the Strategic Report.

Results and dividends

UK company law provides that dividends can only be paid if a company has sufficient distributable profits available to cover the dividend. A company’s distributable profits are its accumulated, realised profits not previously distributed or capitalised, less its accumulated, realised losses not previously written off in a reduction or re-organisation of capital.

The profit attributable to the ordinary shareholders of RBSG plc for the year ended 31 December 2019 amounted to £3,133 million compared with a profit of £1,622 million for the year ended 31 December 2018, as set out in the consolidated income statement on page 198.

In 2019 RBSG plc announced and paid an interim dividend of £241 million, or 2.0p per ordinary share (2018 - £241 million, or 2.0p per ordinary share) and a special dividend of £1,449 million, or 12.0p per ordinary share (2018 – nil). In addition, the company announced that the directors have recommended a final dividend of £364 million, or 3.0p per ordinary share (2018 – £422 million, or 3.5p per ordinary share), and a further special dividend of £606 million, or 5.0p per ordinary share (2018 – £904 million, or 7.5p per ordinary share).

The final and special dividends recommended by directors are subject to shareholders’ approval at the Annual General Meeting on 29 April 2020. If approved, payment will be made on 4 May 2020 to shareholders on the register at the close of business on 27 March 2020. The ex-dividend date will be 26 March 2020.

Subject to above mentioned condition, the payment of interim dividends on ordinary shares is at the discretion of the Board.

Going concern

RBS’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect RBS’s future results are set out on pages 286 to 300. RBS’s regulatory capital resources and significant developments in 2019 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 122 to 133. This section also describes RBS’s funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of RBS and of the company have been prepared on a going concern basis.

UK Finance disclosure code

RBSG plc’s 2019 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by the British Bankers’ Association in 2010 and adopted by UK Finance. The Code sets out five disclosure principles together with supporting guidance. The principles are that RBS and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations

The EDTF, established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). The DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulatory Authority, published its phase 2 report recommendations in December 2019. RBSG plc’s 2019 Annual Report and Accounts and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations.

Authority to repurchase shares

At the Annual General Meeting in 2019 shareholders authorised the company to make market purchases of up to 1,208,998,976 ordinary shares. The directors have not exercised this authority to date. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2020.

On 6 February 2019 RBSG plc held a General Meeting and shareholders approved a special resolution to give authority for RBSG plc to make off-market purchases of up to 4.99 per cent of the company’s ordinary share capital in issuance from HM Treasury (or its nominee) at such times as the Directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting available on www.rbs.com. This authority was renewed at the 2019 Annual General Meeting and Shareholders will be asked to renew this

RBS – Annual Report on Form 20-F 2019	110

Report of the directors

authorisation at the Annual General Meeting in 2020.

Additional information

Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attached to the company’s ordinary shares and preference shares are set out in our Articles of Association, copies of which can be obtained from Companies House in the UK or can be found at rbs.com/about/board-and-governance. Non-cumulative preference share details are set out in Note 21 of the consolidated accounts.

The cumulative preference shares represent less than 0.008% of the total voting rights of the company, the remainder being represented by the ordinary shares.

On a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares, present in person or by proxy and entitled to vote, shall have one vote. On a poll, every holder of ordinary shares or cumulative preference shares present in person or by proxy and entitled to vote, shall have four votes for every share held. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). At the 2018 Annual General Meeting, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the Annual General Meeting in 2021. Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company’s shares.

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment, are set out in our Articles of Association. It will be proposed at the 2020 Annual General Meeting that the directors’ authorities to allot shares under the Companies Act 2006 (the “Companies Act”) be renewed. The Articles of Association may only be amended by a special resolution at a general meeting of shareholders. A special resolution seeking authority to amend the company’s articles is being put to shareholders at the 2020 AGM.

The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company. A number of the company’s employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 sets out a summary of the plans.

Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants’ instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

For shares held in the company’s other Employee Share Trusts, the voting rights are exercisable by the Trustees. However, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts. The total amount of dividends waived during the year ended 31 December 2019 was £4.8 million.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company’s employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant.

Directors

The names and brief biographical details of the current directors are shown on pages 64 and 65.

Howard Davies, Frank Dangeard, Alison Davis, Morten Friis, Patrick Flynn, Robert Gillespie, Katie Murray, Baroness Noakes, Mike Rogers, Mark Seligman and Lena Wilson all served throughout the year and to the date of signing of the financial statements.

Alison Rose was appointed on 1 November 2019.

Brendan Nelson resigned from the Board on 25 April 2019. Ross McEwan resigned from the Board on 31 October 2019.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders.

Directors’ interests

The interests of the directors in the shares of the company at 31 December 2019 are shown on page 100. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2019 to 13 February 2020.

Directors’ indemnities

In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the RBS Group and NWH Executive Committees, individuals authorised by the PRA/FCA, certain directors and/or officers of RBS subsidiaries and all trustees of RBS pension schemes.

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

Shareholdings

The table below shows shareholders that have notified RBS that they hold more than 3% of the total voting rights of the company at 31 December 2019.

Solicitor For The Affairs of Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury	Number of shares (millions)	% of share class held	% of total voting rights held

Ordinary shares	7,509	62.1	62.1

As at 13 February 2020, there were no changes to the shareholdings shown in the table above.

Listing Rule 9.8.4

The information to be disclosed in the Annual Report on Form 20-F under LR 9.8.4, is set out in this Directors’ report with the exception of details of contracts of significance under LR 9.8.4 (10) and (11) given in Additional Information on page 301.

RBS – Annual Report on Form 20-F 2019	111

Report of the directors

Political donations

At the Annual General Meeting in 2019, shareholders gave authority under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. During 2019, RBS made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that RBS’s longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2020.

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

Auditors

Ernst & Young LLP (EY LLP) are the auditors and have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Jan Cargill

Company Secretary

13 February 2020

The Royal Bank of Scotland Group plc

is registered in Scotland No. SC45551

RBS – Annual Report on Form 20-F 2019	112

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 193 to 197.

The directors are responsible for the preparation of the Annual Report on Form 20-F. The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 2006 have elected to prepare company accounts, for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of RBS Group and the company. In preparing those accounts, the directors are required to:

•          select suitable accounting policies and then apply them consistently;

•          make judgements and estimates that are reasonable and prudent; and

•          state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of RBS Group and to enable them to ensure that the Annual Report on Form 20-F complies with the Companies Act 2006. They are also responsible for safeguarding the assets of RBS Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

In addition, the directors are of the opinion that the Annual Report on Form 20-F, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company’s position and performance, business model and strategy.

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

13 February 2020

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose Katie Murray	Frank Dangeard Alison Davis Patrick Flynn Morten Friis Robert Gillespie Baroness Noakes Mike Rogers Mark Seligman Lena Wilson

RBS – Annual Report on Form 20-F 2019	113

Capital and risk management

Presentation of information

Where indicated in the section headers, information in the Capital and risk management section (pages 114 to 191) is within the scope of the report of independent registered public accounting firm. Where a main section header, presented in bold, is marked as audited, all subsequent sub sections are also audited, the end of the audited section is marked by Δ.

Risk management framework

Introduction

RBS operates an integrated risk management framework, which is centred around the embedding of a strong risk culture. The framework ensures the tools and capability are in place to facilitate risk management and decision-making across the organisation.

Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries.

All RBS colleagues share ownership of the way risk is managed, working together to make sure business activities and policies are consistent with risk appetite.

The methodology for setting, governing and embedding risk appetite is being further enhanced with the aim of revising current risk appetite processes and increasing alignment with strategic planning and external threat assessments.

During 2019, a number of enhancements to the risk management framework were developed in advance of full implementation of a new enterprise-wide risk management framework beginning in 2020. There was a significant management focus on the new framework, including enhancements to appetite, the three lines of defence model and the governance of certain risk types. These were presented to the senior risk governance committees and the RBSG plc Board, resulting in final approval of the new framework in December 2019.

Risk culture

Risk culture is at the centre of both the risk management framework and risk management practice. RBS’s risk culture target is to make risk part of the way employees work and think.

A focus on leaders as role models and action to build clarity, develop capability and motivate employees to reach the required standards of behaviour are key to achieving the risk culture target. Colleagues are expected to:

•          Take personal responsibility for understanding and proactively managing the risks associated with individual roles.

•          Respect risk management and the part it plays in daily work.

•          Understand the risks associated with individual roles.

•          Align decision-making to RBS’s risk appetite.

•          Consider risk in all actions and decisions.

•          Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses.

•          Challenge others’ attitudes, ideas and actions.

•          Report and communicate risks transparently.

The target risk culture behaviours are embedded in Our Standards and are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. These act as an effective basis for a strong risk culture because Our Standards are used for performance management, recruitment and development.

Training

A wide range of learning, both technical and behavioural, is offered across the risk disciplines. This training can be mandatory, role-specific or for personal development and enables colleagues to develop the capabilities and confidence to manage risk effectively.

Code of Conduct

RBS’s Code of Conduct provides guidance on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed.

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes.

If conduct falls short of RBS’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. The RBS remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook. Any employee falling short of the expected standards would also be subject to internal disciplinary policies and procedures. If appropriate, the relevant authority would be notified.

RBS – Annual Report on Form 20-F 2019	114

Capital and risk management

Risk management framework continued

Risk governance

Committee structure

The diagram illustrates RBSG plc’s risk committee structure in 2019 and the main purposes of each committee.

RBSG plc Board

Reviews and approves the risk appetite framework and qualitative statements of risk appetite for all key risks. Monitors performance against risk appetite. Considers any material risks and approves, as appropriate, recommended actions escalated by the Group Board Risk Committee.

Group Audit Committee

Assists the Board in carrying out its accounting, internal control and financial reporting responsibilities. Reviews and monitors the effectiveness of internal controls systems relating to financial management and compliance with financial reporting, asset safeguarding and accounting laws.

Group Executive Committee (1)

Responsible for managing strategic, financial, capital, risk and operational issues. Monitors the implementation of culture change and considers executive succession planning.

Group Board Risk Committee

Oversees the management of risks that could affect RBS's businesses and operations. Monitors risk profile, risk appetite and the promotion of a risk-aware culture across RBS. Reviews current and potential risk exposures, future risk strategy and the effectiveness of the risk management framework.

Group Asset & Liability Management Committee

Oversees the effective management of the current and future balance sheet in line with Board-approved strategy and risk appetite, under normal and under stress conditions.

Group Executive Risk Committee

Acts on all material and/or enterprise-wide risk and control matters across RBS. Reviews the risk appetite framework and strategic risk appetite and recommends them for submission to the Board Risk Committee.

Group Pension Committee

Considers the financial strategy, risk management, balance sheet, remuneration and policy implications of RBS's pension schemes. Approves material compliance, policy or remuneration-related changes.

Reputational Risk Committee

Acts on referrals from business and function risk committees, reviewing decisions which have significant reputational implications. Oversees the application of reputational risk frameworks.

Note:

(1)             Operated as a Board committee during 2019.

RBS – Annual Report on Form 20-F 2019	115

Capital and risk management

Risk management framework continued

Risk management structure

The diagram illustrates RBS’s risk management structure in 2019 and key risk management responsibilities.

Group Chief Risk Officer
Leads the RBS Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of RBS strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the development of strategy, transformation and culture as a member of the Group Executive Committee.
NWH Chief Executive Officer
NWH Chief Risk Officer
Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across RBS governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee.
Group Chief Executive Officer
NWM Chief Executive Officer
NWM Chief Risk Officer
Leads the NWM Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to NWM strategy as a member of the NWM Executive Committee.
RBSI Chief Executive Officer
RBSI Chief Risk Officer
Leads the RBSI Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to RBSI strategy as a member of the RBSI Executive Committee.

Notes:

(1)   The Group Chief Executive Officer also performs the NWH Chief Executive Officer role.

(2)   The NWH Risk function provides risk management services across NWH, including to the NWH Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements.

(3)   The NWH Risk function is independent of the NWH customer-facing franchises and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses and key functional risk committees oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The directors of Risk, Personal Banking; Risk, Commercial & Private Banking; Risk, Services & Functions and Operational Risk; Compliance & Conduct; Financial Risk & Analytics and Restructuring as well as the Chief Operating Officer report to the NWH Chief Risk Officer. The Chief Financial Crime Officer reports to the NWH Chief Risk Officer, along with a secondary reporting line to the Group Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC and the Director of Compliance, Ulster Bank Ireland DAC, report to the Ulster Bank Ireland DAC Chief Executive; they also have a reporting line to the NWH Chief Risk Officer.

(4)   The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective chief executive officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the committee.

RBS – Annual Report on Form 20-F 2019	116

Capital and risk management

Risk management framework continued

Three lines of defence

RBS uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. It supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of these three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outwith the three lines of defence principles.

First line of defence

The first line of defence incorporates most roles in RBS, including those in the customer-facing franchises, Technology and Services as well as support functions such as Human Resources, Legal and Finance.

•     The first line of defence is empowered to take risks within the constraints of the risk management framework and policies as well as the risk appetite statements and measures set by the Board.

•     The first line of defence is responsible for managing its direct risks. With the support of specialist functions such as Legal, HR and Technology, it is also responsible for managing its consequential risks by identifying, assessing, mitigating, monitoring and reporting risks.

Second line of defence

The second line of defence comprises the Risk function and is independent of the first line.

•     The second line of defence is empowered to design and maintain the risk management framework and its components. It undertakes proactive risk oversight and continuous monitoring activities to confirm that the Group engages in permissible and sustainable risk-taking activities

•     The second line of defence advises on, monitors, challenges, approves, escalates and reports on the risk-taking activities of the first line, ensuring that these are within the constraints of the risk management framework and policies as well as the risk appetite statements and measures set by the Board.

Third line of defence

The third line of defence is the Internal Audit function and is independent of the first and second lines.

•     The third line of defence is responsible for providing independent and objective assurance to the Board, its subsidiary legal entity boards and executive management on the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the key risks to RBS and its subsidiary companies achieving their objectives.

•     The third line of defence executes its duties freely and objectively in accordance with the Institute of Internal Auditor’s Code of Ethics & Standards.

Risk appetite

Risk appetite defines the level and types of risk RBS is willing to accept, within risk capacity, in order to achieve strategic objectives and business plans. It links the goals and priorities to risk management in a way that guides and empowers staff to serve customers well and achieve financial targets.

Strategic risks are those that threaten the safety and soundness of RBS and its ability to achieve strategic objectives. For certain strategic risks, risk capacity defines the maximum level of risk RBS can assume before breaching constraints determined by regulatory capital and liquidity needs, the operational environment, and from a conduct perspective. Articulating risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and RBS’s ultimate capacity to absorb losses.

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

Establishing risk appetite

In line with RBS’s risk appetite framework, risk appetite is communicated across RBS through risk appetite statements. The risk appetite statements provide clarity on the scale and type of activities that can be undertaken in a manner that is easily conveyed to staff.

Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. They are established at RBS-wide level for all strategic risks and material risks, and at legal entity, business, and function level for all other risks.

The annual process of establishing risk appetite statements is completed alongside the business and financial planning process. This ensures plans and risk appetite are appropriately aligned.

The Board sets risk appetite for the most material risks to help ensure RBS is well placed to meet its priorities and long-term targets even under challenging economic environments. It is the basis on which RBS remains safe and sound while implementing its strategic business objectives.

RBS’s risk profile is frequently reviewed and monitored and management focus is concentrated on all strategic risks, material risks and emerging risk issues. Risk profile relative to risk appetite is reported regularly to the Board and senior management.

Risk controls and limits

Risk controls and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for material risk types is set in alignment with business activities.

RBS policies directly support the qualitative aspects of risk appetite. They ensure that appropriate controls are set and monitored.

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

The financial and non-financial risks that RBS faces each day are detailed in the Risk Directory. This provides a common risk language to ensure consistent terminology is used across RBS. The Risk Directory is subject to annual review. This ensures that it continues to provide a comprehensive and meaningful list of the inherent risks within the businesses.

RBS – Annual Report on Form 20-F 2019	117

Capital and risk management

Risk management framework continued

Risk treatment and mitigation

Risk treatment and mitigation is an important aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed with the businesses.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that are due to risk mitigation actions) are considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of, changes in legislation and regulation are critical to the successful mitigation of compliance and conduct risk. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Significant and emerging risks that could affect future results and performance are reviewed and monitored. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures relative to the risk, is also carried out.

Risk testing and monitoring

Targeted credit risk, compliance & conduct risk and financial crime risk activities are subject to testing and monitoring to confirm to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and RBS’s regulators – that risk owned policies and procedures are being correctly implemented and operating adequately and effectively. Selected key controls are also reviewed. Thematic reviews and deep dives are also carried out where appropriate.

The adequacy and effectiveness of selected key controls owned and operated by the second line of defence are also tested (with a particular focus on credit risk controls). Selected controls within the scope of Section 404 of the US Sarbanes-Oxley Act 2002 as well as selected controls supporting risk data aggregation and reporting are also reviewed.

Anti-money laundering, sanctions, and anti-bribery and corruption processes and controls are also tested and monitored. This helps provide an independent understanding of the financial crime control environment, whether or not controls are adequate and effective and whether financial crime risk is appropriately identified, managed and mitigated.

The Risk Testing & Monitoring Forum and methodology ensures a consistent approach to all aspects of the second-line review activities. The forum also monitors and validates the annual plan and ongoing programme of reviews.

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of RBS’s approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of RBS, including its capital position.

Stress testing includes:

•     Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.

•     Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	• Identify RBS-specific vulnerabilities and risks. • Define and calibrate scenarios to examine risks and vulnerabilities. • Formal governance process to agree scenarios.
Assess impact	• Translate scenarios into risk drivers. • Assess impact to current and projected P&L and balance sheet. • Impact assessment captures input from across RBS.
Calculate results and assess implications	• Aggregate impacts into overall results. • Results form part of risk management process. • Scenario results are used to inform RBS’s business and capital plans.
Develop and agree management actions

•     Scenario results are analysed by subject matter experts and appropriate management actions are then developed.

•     Scenario results and management actions are reviewed and agreed by senior management through senior committees including the Executive Risk Committee, the Board Risk Committee and the Board.

Stress testing is used widely across RBS. The diagram below summarises areas of focus:

RBS – Annual Report on Form 20-F 2019	118

Capital and risk management

Risk management framework continued

Specific areas that involve capital management include:

•     Strategic financial and capital planning – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.

•     Risk appetite – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.

•     Risk identification – by better understanding the risks that could potentially affect RBS’s financial strength and capital position.

•     Risk mitigation – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Key risk mitigating actions are documented in RBS’s recovery plan.

Reverse stress testing is also carried out in order to identify circumstances that may lead to specific, defined outcomes such as business failure. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully.

Capital sufficiency – going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They are linked to economic variables and impairments and seek to demonstrate that RBS and its operating subsidiaries maintain sufficient CET1 capital. A range of future states are tested. In particular, capital requirements are assessed:

•     Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.

•     Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined.

The examination of capital requirements under normal economic and adverse market conditions enables RBS to determine whether its projected business performance meets internal and regulatory capital requirements.

The examination of capital requirements under adverse economic and market conditions is assessed through stress testing. The results of stress tests are not only used widely across RBS but also by the regulators to set specific capital buffers. RBS takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. In 2019, RBS took part in the Bank of England stress test exercise. Details are set out on page 121.

Stress and peak-to-trough movements are used to help assess the amount of CET1 capital RBS needs to hold in stress conditions in accordance with the capital risk appetite framework.

Internal assessment of capital adequacy

An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA.

The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to assess RBS’s specific capital requirements through the Pillar 2 framework.

Capital allocation

RBS has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements; strategic and business objectives; and risk appetite. The framework for allocating capital is approved by the Asset & Liability Management Committee.

Governance

Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans.

Stress testing – liquidity

Liquidity risk monitoring and contingency planning

A suite of tools is used to monitor, limit and stress test the risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee at least monthly. Liquidity Condition Indicators are monitored daily. This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, RBS maintains the Individual Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of extreme but plausible stress scenarios detailed in the table below.

Type	Description
Idiosyncratic scenario	The market perceives RBS to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario

A market stress event affecting all participants in a market through contagion, potential counterparty failure and other market risks. RBS is affected under this scenario but no more severely than any other participants with equivalent exposure.

Combined scenario	This scenario models the combined impact of an idiosyncratic and market stress occurring at once, severely affecting funding markets and the liquidity of some assets.

RBS uses the most severe combination of these to set the internal stress testing scenario which underpins its internal liquidity risk appetite. This complements the regulatory liquidity coverage ratio requirement.

RBS – Annual Report on Form 20-F 2019	119

Capital and risk management

Risk management framework continued

Stress testing – recovery and resolution planning

The RBS recovery plan explains how RBS and its subsidiaries – as a consolidated group – would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis.

The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:

•     Developing a series of recovery indicators to provide early warning of potential stress events.

•     Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.

•     Developing a recovery playbook to provide a concise description of the actions required during recovery.

•     Detailing a range of options to address different stress conditions.

•     Appointing dedicated option owners to reduce the risk of delay and capacity concerns.

The plan is intended to enable RBS Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring RBS Group’s financial condition. It is assessed for appropriateness on an ongoing basis and is updated annually. The plan is reviewed and approved by the Board prior to submission to the PRA each year. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International (Holdings) Limited, Ulster Bank Ireland DAC and NatWest Markets N.V. These plans detail the recovery options, recovery indicators and escalation routes for each entity.

Fire drill simulations of possible recovery events are used to test the effectiveness of the RBS and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress. The results and lessons learnt from the fire drills are used to enhance RBS’s approach to recovery planning.

Under the resolution assessment part of the PRA rulebook, RBS is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report. The initial report submission to the PRA is in Q4 2020. RBS has a programme of work in place to carry out these requirements.

Resolution would be implemented if RBS was assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK resolution authority). A multi-year programme is in place to further develop resolution capability in line with regulatory requirements.

Stress testing – market risk

Non-traded market risk

Non-traded exposures are reported to the PRA on a quarterly basis as part of the Stress Testing Data Framework. This provides the regulator with an overview of RBS’s banking book interest rate exposure. The report includes detailed product information analysed by interest rate driver and other characteristics – including accounting classification, currency and, counterparty type.

Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress exercises. RBS also produces an internal scenario analysis as part of its financial planning cycles.

Non-traded exposures are capitalised through the ICAAP. It covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with 99% confidence level. Methodologies are reviewed by RBS Model Risk and the results are approved by the Capital Management & Stress Testing Committee.

Traded market risk

RBS carries out daily market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading and fair value through other comprehensive income portfolios.

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

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Stress testing – climate

RBS will be carrying out climate scenario and stress-testing analysis as part of the Bank of England’s 2021 biennial exploratory scenario. The exercise will explore three distinct climate scenarios over a 30-year horizon to test the financial system’s resilience to climate-related risks

RBS is also participating in the United Nations Environment Programme Finance Initiative focusing on analysis of how physical and transition risks could affect the agriculture and real estate sectors.

RBS – Annual Report on Form 20-F 2019	120

Capital and risk management

Risk management framework continued

Regulatory stress testing

In 2019, RBS took part in the regulatory stress tests conducted by the Bank of England. The scenario was hypothetical in nature and does not represent a forecast of RBS’s future business or profitability. The results of the regulatory stress tests are carefully assessed by RBS and form part of the wider risk management of RBS.

Bank of England stress test
Scenario

•   Designed to assess the resilience of major UK banks to tail risk events. The severity of the test is related to policymakers’ assessments of risk levels across markets and regions.

•   The 2019 stress test examined the impact over five years of deep simultaneous recessions in the UK and global economies – including sharp falls in asset prices and a 30% depreciation in sterling, leading to a rise in inflation and a rise in bank rate. The economic scenario in the test was more severe than the global financial crisis.

Results

•   Under the 2019 Bank of England stress test, on an IFRS 9 transitional basis, the CET1 ratio reached a low point of 9.9%. This was above the hurdle rate of 7.2%.

•   After the impact of management actions, RBS’s low point CET1 ratio increased to 10.3%. This was significantly above the hurdle rate of 7.2%.

•   The transitional Tier 1 leverage ratio was projected to be 4.7% under stress, again above the leverage ratio hurdle rate of 3.56%.

•   The stress was based on an end-of-2018 balance sheet starting position. Since then, RBS has continued to take actions to further improve its capital position stress resilience, including the continued reduction in certain credit portfolios and the resolution of various litigation cases and regulatory investigations.

•   In light of the outcomes from the stress test, the Bank of England did not require RBS to submit a revised capital plan.

What does this mean?

•   The 2019 Bank of England stress test result demonstrated that the balance sheet remains in a safe and sustainable position.

•   On an IFRS 9 transitional basis, the reduction in the CET1 ratio from the start point to the minimum stressed ratio before the impact of strategic management actions or AT1 conversion improved from 660 basis points in 2018 to 630 basis points in 2019.

RBS – Annual Report on Form 20-F 2019	121

Capital and risk management

Capital, liquidity and funding risk

Definitions (audited)

Regulatory capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital.

Capital adequacy risk is the risk that there is or will be insufficient capital and other loss-absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals.

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

•   Wholesale market conditions; and

•   Depositor and investor behaviour.

∆

Sources of risk (audited)

Capital

The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:

•    CET1 capital. CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.

•    Additional Tier 1 (AT1) capital. This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level.

•    Tier 2 capital. Tier 2 capital is RBS Group’s supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities with a minimum maturity of five years.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to capital, other specific loss-absorbing instruments, including senior notes issued by RBS Group, may be used to cover certain gone concern capital requirements which, in the EU, is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that RBS Group has failed, or is likely to fail.

Liquidity

RBS maintains a prudent approach to the definition of liquidity resources. RBS manages its liquidity to ensure it is always available when and where required, taking into account regulatory, legal and other constraints. Following ring-fencing legislation, liquidity is no longer considered fungible across RBS Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UK DoLSub) (primarily in NatWest Bank Plc), UBI DAC, NatWest Markets Plc, RBS International Limited and NWM N.V. Some disclosures in this section where relevant are presented, on a consolidated basis, for RBS, the UK DoLSub and on a solo basis for NatWest Markets plc.

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

Funding

RBS maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. RBS also retains access to central bank funding facilities.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, please refer to the RBS Pillar 3 Report 2019 on page 6. For MREL refer to page 8.

∆

Key developments in 2019

•    RBS continued to strengthen and de-risk its capital position; CET1 ratio remains ahead of the c14% target. The directors have recommended a final dividend of 3p per ordinary share, and a further special dividend of 5p per ordinary share, which are both subject to shareholders’ approval at the Annual General Meeting in April 2020.

•    RWAs reduced by £9.5 billion to £179.2 billion primarily driven by the legacy business in NatWest Markets, the impact of capital initiatives in Commercial Banking and the impact of the non-performing loan sale and improvement in credit metrics in Ulster Bank RoI.

•    CRR leverage ratio decreased to 5.1% (2018 – 5.4%) due to lower Tier 1 capital. UK leverage ratio decreased to 5.8% (2018 – 6.2%).

•    In 2019, RBSG plc issued approximately £4 billion MREL compliant senior debt bringing the total MREL senior debt issues to approximately £20 billion relative to the end state (1 January 2022) requirements of approximately £24 billion. In addition, RBSG plc also issued a £0.6bn Tier 2 subordinated note.

•    The liquidity portfolio increased by £1 billion in 2019 to £199 billion, with primary liquidity reducing by £3 billion to £125 billion. The reduction in primary liquidity is driven by reduced customer surplus within NatWest Holdings, dividend payments in the year and Term Funding Scheme (TFS) repayment, offset by increased net term issuance. The increase in secondary liquidity is driven primarily by repayment of TFS, resulting in the return of previously encumbered assets.

•    The reduction in primary liquidity resulted in lower liquidity coverage ratio (LCR) of 152% (2018 – 158%) and lower internal Stressed Outflow coverage ratio of 149% (2018 – 154%).

•    The net stable funding ratio is 141% (2018 – 141%) above the minimum target of 100%.

•    The regulatory agenda continues to evolve rapidly in the UK, Europe and internationally. RBS manages its capital, liquidity and funding to meet both current and future regulatory requirements whilst ensuring that RBS continues to serve customers well.

RBS – Annual Report on Form 20-F 2019	122

Capital and risk management

Capital, liquidity and funding risk continued

Capital management

Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and the legal entities. Capital is managed both on an RBS Group consolidated level, as well as at NWH Group, NatWest Markets Plc, NatWest Markets N.V. and RBS International Limited levels. In addition, NWH Group banking subsidiaries are also subject to the same principles, processes and management as RBS Group, of which it is a part. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies.

Capital planning is integrated into RBS Group’s wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 117 and 118.

Produce capital plans i

•     Capital plans are produced for RBS Group, its key operating entities and its businesses over a five year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes.

•     Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

Assess capital adequacy i

•     Capital plans are developed to maintain capital of sufficient quantity and quality to support RBS Group’s business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements.

•     Capital resources and capital requirements are assessed across a defined planning horizon.

•     Impact assessment captures input from across RBS Group including from businesses.

Inform capital actions

•     Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions.

•     Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions.

•     As part of capital planning, RBS will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing.

Capital planning is one of the tools that RBS Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Liquidity risk management

RBS manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses. The principal levels at which liquidity risk is managed are:

•     RBS Group

•     NatWest Holdings Group

•     UK DoLSub

•     UBI DAC

•     NatWest Markets Plc

•     NatWest Markets Securities Inc.

•     RBS International Limited

•     NWM N.V.

The UK DoLSub is PRA regulated and comprises RBS’s four licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc), Coutts & Company and Ulster Bank Limited.

RBS categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing RBS’s liquidity risk appetite. RBS retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix.

RBS International Limited, NWM N.V. and UBI DAC hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset.

Funding risk management

RBS manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet.

Asset and liability types broadly match. Customer deposits provide more funding than customer loans utilise; repurchase agreements are largely covered by reverse repurchase agreements; derivative assets are broadly netted against derivative liabilities.

RBS – Annual Report on Form 20-F 2019	123

Capital and risk management

Capital, liquidity and funding risk continued

Minimum requirements

Capital adequacy ratios

RBS Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum ratios of capital to RWAs that the consolidated Group is expected to meet. Different minimum capital requirements may apply to individual legal entities or sub-groups.

Minimum requirements	Type	CET1	Total Tier 1	Total capital
System wide	Pillar 1 minimum requirements	4.5%	6.0%	8.0%
	Capital conservation buffer	2.5%	2.5%	2.5%
	Countercyclical capital buffer (1)	0.8%	0.8%	0.8%
	G-SIB buffer (2)	1.0%	1.0%	1.0%

Bank specific	Pillar 2A (3)	1.9%	2.6%	3.4%
Total (excluding PRA buffer) (4)		10.7%	12.9%	15.7%

Notes:

(1)    The countercyclical capital buffer (CCyB) applied to UK designated assets is set by the Financial Policy Committee (FPC). The UK CCyB is currently 1.0% increasing to 2.0%, effective December 2020. The Republic of Ireland CCyB is currently 1.0%, following the CBI increase in July 2019. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions. Firm-specific CCyB is based on a weighted average at CCyB rates applicable to countries in which the Bank has exposures.

(2)    Global Systemically Important Financial Institutions (G-SIFIs), as designated by the Financial Stability Board (FSB), are subject to an additional capital buffer of between 1% and 3.5%. In November 2018 the FSB announced that RBS is no longer a G-SIB. From 1 January 2020, RBS is released from this global buffer requirement.

(3)    Additional capital requirements under Pillar 2A may be specified by the PRA as a ratio or as an absolute value. The table sets out an implied ratio to cover the full value of Pillar 2A requirements.

(4)    RBS Group may be subject to a non-disclosable PRA buffer requirement as set by the PRA. The PRA buffer consists of three components:

a.    A risk management and governance buffer that is set as a scalar of the Pillar 1 and Pillar 2A requirements. The scalar could extend up to 40%.

b.    A Group risk buffer to cover the excess capital requirements that subsidiaries or sub-groups may have in excess of their share of RBS Group.

c.    A buffer to cover stress risks informed by the results of the BoE concurrent stress testing results.

(5)    The capital conservation buffer, the countercyclical capital buffer, the G-SIB buffer and systemic risk buffer (where applicable) make up the combined buffer. If RBS Group fails to meet the combined buffer requirement, it is subject to restrictions on distributions on CET1 instruments, discretionary coupons on AT1 instruments and on payment of variable remuneration or discretionary pension benefits. These restrictions are calculated by reference to RBS Group’s Maximum Distributable Amount (MDA). Where a PRA buffer is applicable, the MDA trigger is below the PRA buffer and MDA restrictions are not automatically triggered if RBS Group fails to meet its PRA buffer. The MDA is calculated as the amount of interim or year-end profits not yet incorporated into CET1 capital multiplied by a factor ranging from 0 to 0.6 depending on the size of the CET1 shortfall against the combined buffer.

(6)    For more information on potential changes to regulation which may impact the RBS Group’s capital requirements, refer to the Summary of changes table in the Disclosure Framework section of the 2019 RBS Group Pillar 3 disclosure.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for RBS Group. The CRR2 amendments to the CRR will introduce a binding 3% Tier 1 minimum capital leverage ratio for Group, sub-groups and individual legal entities from 28 June 2021.

Type	CET1	Total Tier 1
Minimum ratio	2.4375%	3.2500%
Countercyclical leverage ratio buffer (1)	0.2940%	0.2940%
Additional leverage ratio buffer (2)	0.3500%	0.3500%
Total	3.0815%	3.8940%

Notes:

(1)   The countercyclical leverage ratio buffer is set at 35% of RBS Group’s CCyB. As noted above the UK CCyB is currently 1.0%, increasing to 2.0% from December 2020. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.

(2)   The PRA minimum leverage ratio requirement is supplemented with a G-SII additional leverage ratio buffer of 0.35%. From 1 January 2020 RBS will be released from the global systemic buffer.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics, under the relevant legislative framework.

Type
Liquidity coverage ratio (LCR)	100%
Net stable funding ratio (NSFR) (1)	—

Note:

(1)   The CRR2 amendments to the CRR will introduce a binding NSFR requirement from 28 June 2021.

RBS – Annual Report on Form 20-F 2019	124

Capital and risk management

Capital, liquidity and funding risk continued

Measurement

Capital, risk-weighted assets and leverage: Key metrics

The table below sets out the key Capital and Leverage ratios. Refer to Note 25 on the consolidated accounts for a more detailed breakdown of regulatory capital.

	2019		2018
Capital	End-point	PRA transitional	End-point	PRA transitional
	CRR basis (1)	basis	CRR basis (1)	basis
	£bn	£bn	£bn	£bn
CET1	29.1	29.1	30.6	30.6
Tier1	33.1	34.6	34.7	36.2
Total	38.0	40.8	41.2	44.2

RWAs
Credit risk	131.0	131.0	137.9	137.9
Counterparty credit risk	12.6	12.6	13.6	13.6
Market risk	13.0	13.0	14.8	14.8
Operational risk	22.6	22.6	22.4	22.4
Total RWAs	179.2	179.2	188.7	188.7

Capital adequacy ratios	%	%	%	%
CET1	16.2	16.2	16.2	16.2
Tier 1	18.5	19.3	18.4	19.2
Total	21.2	22.8	21.8	23.4

Leverage ratios
Tier 1 capital (£bn)	33.1	34.6	34.7	36.2
CRR leverage exposure (£bn)	643.9	643.9	644.5	644.5
CRR leverage ratio (%)	5.1%	5.4%	5.4%	5.6%
Average Tier 1 capital (£bn) (2)	33.8	35.3	35.7	37.9
Average leverage exposure (£bn) (2)	685.5	685.5	665.2	665.2
Average leverage ratio (%) (2)	4.9%	5.2%	5.4%	5.7%
UK leverage ratio (%)	5.8%	6.1%	6.2%	6.5%

Notes:

(1)   CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases.

(2)   Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items.

The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the year.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2019	30,639	4,051	6,483	41,173
Profit for the year	1,442	—	—	1,442
Own credit	287	—	—	287
Share capital and reserve movements in respect of employee
share schemes	(28)	—	—	(28)
Foreign exchange reserve	(1,935)	—	—	(1,935)
FVOCI reserves	(205)	—	—	(205)
Goodwill and intangibles deduction	(6)	—	—	(6)
Deferred tax assets	(17)	—	—	(17)
Prudential valuation adjustments	63	—	—	63
Expected loss less impairment	487	—	—	487
Capital instruments issued	—	—	566	566
Capital instruments redeemed	—	—	(890)	(890)
Net dated subordinated debt/grandfathered instruments	—	—	(1,059)	(1,059)
Foreign exchange movements	—	—	(200)	(200)
Foreseeable ordinary and special dividends	(968)	—	—	(968)
Foreseeable charges	(365)	—	—	(365)
Other movements	(340)	—	—	(340)
At 31 December 2019	29,054	4,051	4,900	38,005

RBS – Annual Report on Form 20-F 2019	125

Capital and risk management

Capital, liquidity and funding risk continued

	End-point basis(1)
Leverage exposure	2019	2018
	£bn	£bn
Cash and balances at central banks	77.9	88.9
Trading assets	76.7	75.1
Derivatives	150.0	133.3
Loans	399.1	377.5
Other assets	19.3	19.4
Total assets	723.0	694.2

Derivatives
- netting and variation margin	(157.8)	(141.3)
- potential future exposures	43.0	42.1
Securities financing transactions gross up	2.2	2.1
Undrawn commitments (analysis below)	42.5	50.3
Regulatory deductions and other adjustments	(9.0)	(2.9)
CRR Leverage exposure	643.9	644.5

Claims on central banks	(73.6)	(85.0)
UK leverage exposure (2)	570.3	559.5

Notes:

(1)   Based on end-point CRR Tier 1 leverage exposure under the CRR Delegated Act.

(2)   The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims.

Liquidity key metrics

The table below sets out the key liquidity and related metrics monitored by RBS.

	2019		2018
	RBS Group	UK DoLSub	RBS Group	UK DoLSub
Liquidity coverage ratio (1)	152%	145%	158%	153%
Stressed outflow coverage (2)	149%	134%	154%	147%
Net stable funding ratio (3)	141%	137%	141%	142%

Notes:

(1)   The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions.

(2)   RBS’s stressed outflow coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both as per ILAAP. This assessment is performed in accordance with PRA guidance. Note that a methodology change was applied to the Stressed Outflow Coverage calculation during 2019 to incorporate surplus liquidity held across all Group entities for the RBS metric, as well as incorporate all intra-group cashflows for the UK DoLSub. This resulted in a 7% improvement in the Stressed Outflow Coverage ratio for RBS and a 5% reduction in the ratio for UK DoLSub at 31 December 2019.

(3)   The CRR2 amendments to the CRR will introduce a binding NSFR requirement from 28 June 2021.

Weighted undrawn commitments

The table below provides a breakdown of weighted undrawn commitments.

	2019	2018
	£bn	£bn
Unconditionally cancellable credit cards	2.0	2.0
Other unconditionally cancellable items	3.5	7.1
Unconditionally cancellable items (1)	5.5	9.1

Undrawn commitments <1 year which may not be cancelled	1.7	1.7
Other off-balance sheet items with 20% credit conversion factor (CCF)	0.4	0.6
Items with a 20% CCF	2.1	2.3

Revolving credit risk facilities	25.8	27.1
Term loans	3.1	3.5
Mortgages	0.1	0.2
Other undrawn commitments >1 year which may not be cancelled & off-balance sheet	1.5	2.2
Items with a 50% CCF	30.5	33.0
Items with a 100% CCF	4.4	5.9
Total	42.5	50.3

Note:

(1)        Based on a 10% CCF.

RBS – Annual Report on Form 20-F 2019	126

Capital and risk management

Capital, liquidity and funding risk continued

Loss-absorbing capital

The following table illustrates the components of estimated loss-absorbing capital (LAC) in RBSG plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet MREL criteria. For further details regarding regulatory requirements in relation to MREL, refer to page 122.

The roll-off profile relating to senior debt and subordinated debt instruments is set out on the next page.

	2019				2018
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	29.1	29.1	29.1	29.1	30.6	30.6	30.6	30.6

Tier 1 capital: end-point CRR compliant AT1
of which: RBSG plc (holdco)	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
of which: RBSG plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

Tier 1 capital: end-point CRR non compliant
of which: holdco	1.4	1.6	1.4	0.5	1.4	1.6	1.4	0.5
of which: opcos	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
	1.5	1.7	1.5	0.6	1.5	1.7	1.5	0.6

Tier 2 capital: end-point CRR compliant
of which: holdco	6.2	6.4	4.8	4.7	6.8	6.7	6.3	5.1
of which: opcos	0.5	0.5	0.1	0.4	0.5	0.5	0.3	0.5
	6.7	6.9	4.9	5.1	7.3	7.2	6.6	5.6

Tier 2 capital: end-point CRR non compliant
of which: holdco	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
of which: opcos	1.6	1.8	1.2	1.6	1.9	2.0	1.4	1.6
	1.7	1.9	1.3	1.7	2.0	2.1	1.5	1.7

Senior unsecured debt securities issued by:
RBSG plc holdco	18.6	19.2	—	19.2	16.8	16.8	—	15.5
RBSG plc opcos	21.1	20.7	—	—	17.1	16.9	—	—
	39.7	39.9	—	19.2	33.9	33.7	—	15.5

Total	82.7	83.5	40.8	59.7	79.3	79.3	44.2	58.0

RWAs				179.2				188.7
CRR leverage exposure				643.9				644.5

LAC as a ratio of RWAs				33.3%				30.7%
LAC as a ratio of CRR leverage exposure				9.3%				9.0%

Notes:

(1)       Par value reflects the nominal value of securities issued.

(2)       Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation; to the extent they meet the MREL criteria.

(3)       LAC value reflects RBS’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in June 2018. MREL policy and requirements remain subject to further potential development, as such RBS’s estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. Includes Tier 1 and Tier 2 securities prior to incentive to redeem.

(4)       Corresponding shareholders’ equity was £43.5 billion (2018 - £45.7 billion).

(5)       Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

RBS – Annual Report on Form 20-F 2019	127

Capital and risk management

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile and weighted average spreads of RBS’s major wholesale funding programmes.

	As at and
	for year ended	Roll-off profile
Senior debt roll-off profile (1)	31 December 2019	H1 2020	H2 2020	2021	2022	2023 & 2024	2025 & later
RBSG plc
- amount (£m)	19,247	2	—	—	7	8,457	10,781
- weighted average rate spread (bps)	194	162	—	—	224	211	181
NWM Plc
- amount (£m)	18,771	5,263	2,294	4,027	2,766	3,114	1,307
- weighted average rate spread (bps)	82	69	82	69	85	106	108
NatWest Bank Plc
- amount (£m)	1,517	1,296	221	—	—	—	—
- weighted average rate spread (bps)	9	8	12	—	—	—	—
NWM N.V.
- amount (£m)	204	102	102	—	—	—	—
- weighted average rate spread (bps)	23	24	22	—	—	—	—
NWM S.I.
- amount (£m)	223	—	—	—	4	81	138
- weighted average rate spread (bps)	129	—	—	—	64	98	150
Securitisation
- amount (£m)	1,142	—	—	—	—	—	1,142
- weighted average rate spread (bps)	448	—	—	—	—	—	448
Covered bonds
- amount (£m)	5,948	1,252	1,753	—	—	2,943	—
- weighted average rate spread (bps)	113	26	150	—	—	129	—

Total notes issued - amount (£m)	47,052	7,915	4,370	4,027	2,777	14,595	13,368
Weighted average rate spread (bps)	139	53	104	69	86	172	203

Subordinated debt instruments roll-off profile (2)
RBSG plc (£m)	6,492	81	—	—	1,708	4,702	1
NWM Plc (£m)	589	—	96	—	274	147	72
NatWest Bank Plc (£m)	1,123	700	—	333	90	—	—
NWM N.V. (£m)	546	11	—	—	—	105	430
UBI DAC (£m)	73	—	—	—	—	—	73
Total (£m)	8,823	792	96	333	2,072	4,954	576

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

Risk-weighted assets

The table below analyses the movement in credit risk RWAs on the end-point CRR basis during the year, by key drivers.

		Counterparty
	Credit risk	credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
At 1 January 2019	137.9	13.6	14.8	22.4	188.7
Foreign exchange movement	(1.2)	(0.3)	—	—	(1.5)
Business movements	1.6	(0.8)	(1.1)	0.2	(0.1)
Risk parameter changes (1)	(0.3)	—	—	—	(0.3)
Methodology changes	—	—	—	—	—
Model updates	(1.7)	—	(0.7)	—	(2.4)
Other movements (2)	(5.3)	0.1	—	—	(5.2)
At 31 December 2019	131.0	12.6	13.0	22.6	179.2

Notes:

(1)       Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as IRB model changes relating to counterparty credit risk in line with EBA Pillar 3 Guidelines.

(2)       The movement in the Other category primarily reflected a £4.6billion reduction in credit risk reflecting the completion of the merger of Alawwal bank and SABB, a £2.0 billion reduction reflecting revision of the treatment of nostros in line with CRR requirements, partially offset by a £1.3 billion increase following the adoption of IFRS 16.

RBS – Annual Report on Form 20-F 2019	128

Capital and risk management

Capital, liquidity and funding risk continued

RWAs by segment

The table below analyses the movement in end-point CRR RWAs by segment during the year.

	UK Personal	Ulster	Commercial	Private		NatWest	Central items
	Banking	Bank RoI	Banking	Banking	RBSI	Markets	& other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2019	34.3	14.7	78.4	9.4	6.9	44.9	0.1	188.7
Foreign exchange movement	—	(0.6)	(0.4)	—	(0.1)	(0.2)	(0.2)	(1.5)
Business movements	2.1	(0.4)	(0.4)	0.6	0.1	(2.4)	0.3	(0.1)
Risk parameter changes (1)	1.4	(1.1)	(0.4)	—	(0.1)	(0.1)	—	(0.3)
Methodology changes	—	—	—	—	—	—	—	—
Model updates	—	0.4	(2.1)	—	—	(0.7)	—	(2.4)
Other movements (2)	—	—	(2.6)	0.1	(0.3)	(3.6)	1.2	(5.2)
At 31 December 2019	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2

Credit risk	30.2	11.9	63.3	8.9	5.7	9.6	1.4	131.0
Counterparty credit risk	0.1	—	0.2	0.1	—	12.2	—	12.6
Market risk	—	0.1	0.1	—	—	12.8	—	13.0
Operational risk	7.5	1.0	8.9	1.1	0.8	3.3	—	22.6
Total RWAs	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2

Notes:

(1)       Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as IRB model changes relating to counterparty credit risk in line with EBA Pillar 3 Guidelines.

(2)       The movement in the Other category primarily reflected a £4.6 billion reduction in credit risk reflecting the completion of the merger of Alawwal bank and SABB, a £2.0 billion reduction reflecting revision of the treatment of nostros in line with CRR requirements, partially offset by a £1.3 billion increase following the adoption of IFRS 16. Other also reflects transfers between segments with £1.2 billion transferring from Commercial Banking to NatWest Markets and £1.1 billion transferring from Commercial Banking to Central items & other.

Key points

•          RWAs decreased by £9.5 billion in 2019, with credit risk reducing by £6.9 billion, market risk by £1.8 billion and counterparty credit risk by £1.0 billion.

•          The reduction in credit risk primarily reflected: a £4.6 billion reduction due to the completion of the merger of Alawwal bank and SABB, a £2.0 billion reduction due to revision in the treatment of nostros, a £1.7 billion reduction from revisions to LGD models and decreases due to foreign exchange movements. These were offset by increases in UK Personal Banking asset size due to increased lending and a £1.3 billion increase following the adoption of IFRS 16.

•          The reduction in market risk, primarily under the internal model approach, reflected a reduction in the capital multiplier, changes in interest rate and foreign exchange risks reducing the VaR/SVaR based requirements and a reduction in eurozone bond position risks. Furthermore there was a £0.7 billion decrease due to model update improvements.

•          The counterparty credit risk decrease primarily reflected decreased exposures and the impact of foreign exchange movements. CVA also decreased, primarily reflecting the reduction in the capital multiplier.

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or stressed outflow purposes.

	Liquidity value
	2019		2018
	RBS Group (1)	UK DoLSub (2)	RBS Group (1)	UK DoLSub (2)
	£m	£m	£m	£m
Cash and balances at central banks	74,289	51,080	85,723	63,951
AAA to AA- rated governments	46,622	34,585	38,179	27,603
A+ and lower rated governments	1,277	—	1,587	—
Government guaranteed issuers, Public sector entities and
Government sponsored entities	251	90	254	100
International Organisations and Multilateral development banks	2,393	1,717	2,036	1,437
LCR level 1 bonds	50,543	36,392	42,056	29,140
LCR level 1 Assets	124,832	87,472	127,779	93,091
LCR level 2 Assets	—	—	—	—
Non-LCR Eligible Assets	88	—	—	—
Primary liquidity	124,920	87,472	127,779	93,091
Secondary liquidity (3)	74,431	73,332	70,231	69,642
Total liquidity value	199,351	160,804	198,009	162,733

Notes:

(1)       RBS includes UK DoLSub, NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBS International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)       UK DoLSub comprises RBS’s four licensed deposit-taking UK banks within the ring-fenced bank: National Westminster Bank Plc, The Royal Bank of Scotland plc, Coutts & Company and Ulster Bank Limited.

(3)       Comprises assets eligible for discounting at the Bank of England and other central banks.

(4)       Liquidity portfolio table approach has been aligned to the ILAAP methodology, with 2018 comparative restated.

RBS – Annual Report on Form 20-F 2019	129

Capital and risk management

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2019			2018
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits			—
Repos	2,598	—	2,598	941	—	941
Other bank deposits (1)	6,688	11,207	17,895	6,497	15,859	22,356
	9,286	11,207	20,493	7,438	15,859	23,297
Customer deposits
Repos	1,765	—	1,765	3,774	—	3,774
Non-bank financial institutions	48,759	352	49,111	46,115	149	46,264
Personal	183,124	1,210	184,334	178,087	1,499	179,586
Corporate	133,450	587	134,037	131,173	117	131,290
	367,098	2,149	369,247	359,149	1,765	360,914
Trading liabilities (2)
Repos (3)	27,885		27,885	25,645	—	25,645
Derivative collateral	21,509		21,509	20,187		20,187
Other bank and customer deposits	710	896	1,606	1,342	446	1,788
Debt securities in issue - Medium term notes	659	1,103	1,762	56	847	903
	50,763	1,999	52,762	47,230	1,293	48,523
Other financial liabilities
Customer deposits			—	212	—	212
Debt securities in issue:
Commercial papers and certificates of deposit	4,272	6	4,278	3,157	—	3,157
Medium term notes	4,592	29,262	33,854	4,872	24,749	29,621
Covered bonds	3,051	2,897	5,948	—	5,367	5,367
Securitisations	—	1,140	1,140	—	1,375	1,375
	11,915	33,305	45,220	8,241	31,491	39,732

Subordinated liabilities	160	9,819	9,979	299	10,236	10,535
Total funding	439,222	58,479	497,701	422,357	60,644	483,001

Of which: available in resolution (4)	—	26,168	26,168	—	22,909	22,909

Notes:

(1)       Includes £10.0 billion (2018 - £14.0 billion) relating to Term Funding Scheme participation and £1.7 billion (2018 - £1.8 billion) relating to RBS’s participation in central bank financing operations under the European Central Bank’s targeted long-term financing operations.

(2)       Excludes short positions of £21.2 billion (2018 - £23.8 billion).

(3)       Comprised central & other bank repos of £6.6 billion (2018 - £5.0 billion), other financial institution repos of £19.0 billion (2018 - £20.1billion) and other corporate repos of £2.3 billion (2018 - £0.6 billion).

(4)       Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. The balance consist of £19.2 billion (2018 - £16 billion) under debt securities in issue (senior MREL) and £6.9 billion (2018 - £7 billion) under subordinated liabilities.

∆

RBS – Annual Report on Form 20-F 2019	130

Capital and risk management

Capital, liquidity and funding risk continued

Contractual maturity (audited)

This table shows the residual maturity of financial instruments, based on contractual date of maturity of RBS’s banking activities, including hedging derivatives. Trading activities comprising ,mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis due to their short-term nature and are shown in total in the table below.

	Banking activities
	Less than			6 months				More than		Trading
	1 month	1-3 months	3-6 months	- 1 year	Subtotal	1-3 years	3-5 years	5 years	Total	activities	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central bank balances	77,858	—	—	—	77,858	—	—	—	77,858	—	77,858
Trading assets	—	—	—	—	—	—	—	—	—	76,745	76,745
Derivatives	22	—	—	5	27	42	68	65	202	149,827	150,029
Settlement balances	4,387	—	—	—	4,387	—	—	—	4,387	—	4,387
Loans to banks	9,469	178	998	31	10,676	5	8	—	10,689	—	10,689
Loans to customers (1)	37,069	13,591	11,565	19,201	81,426	59,120	43,200	146,885	330,631	—	330,631
Personal	6,155	2,566	3,545	6,645	18,911	25,609	19,247	125,360	189,127	—	189,127
Corporate	24,577	4,608	4,284	7,947	41,416	27,884	21,781	20,113	111,194	—	111,194
NBFI	6,337	6,417	3,736	4,609	21,099	5,627	2,172	1,412	30,310	—	30,310
Other financial assets	1,171	3,360	2,385	3,193	10,109	15,116	8,883	26,629	60,737	715	61,452
Total financial assets	129,976	17,129	14,948	22,430	184,483	74,283	52,159	173,579	484,504	227,287	711,791

2018
Total financial assets	140,646	11,697	11,959	22,810	187,112	67,692	52,582	164,145	471,531	209,601	681,132

2019
Bank deposits	4,192	660	545	1,291	6,688	11,169	38	—	17,895	—	17,895
Bank repos	2,213	200	5	180	2,598	—	—	—	2,598	—	2,598
Customer repos	1,765	—	—	—	1,765	—	—	—	1,765	—	1,765
Customer deposits	346,430	10,020	5,377	3,506	365,333	2,101	21	27	367,482	—	367,482
Personal	176,129	3,382	1,586	2,027	183,124	1,210	—	—	184,334	—	184,334
Corporate	127,019	3,266	2,182	983	133,450	556	4	27	134,037	—	134,037
NBFI	43,282	3,372	1,609	496	48,759	335	17	—	49,111	—	49,111
Settlement balances	4,069	—	—	—	4,069	—	—	—	4,069	—	4,069
Trading liabilities	—	—	—	—	—	—	—	—	—	73,949	73,949
Derivatives	—	1	2	—	3	4	4	11	22	146,857	146,879
Other financial liabilities	577	4,157	3,361	3,820	11,915	10,455	13,112	9,738	45,220	—	45,220
CPs and CDs	339	1,533	1,075	1,325	4,272	3	3	—	4,278	—	4,278
Medium-term notes	188	2,622	1,033	749	4,592	10,452	10,212	8,598	33,854	—	33,854
Covered bonds	50	2	1,253	1,746	3,051	—	2,897	—	5,948	—	5,948
Securitisations	—	—	—	—	—	—	—	1,140	1,140	—	1,140
Subordinated liabilities	8	13	36	103	160	2,393	4,931	2,495	9,979	—	9,979
Lease liabilities	21	34	47	92	194	313	246	1,070	1,823	—	1,823
Other liabilities (2)	2,109	—	—	—	2,109	—	—	—	2,109	—	2,109
Total financial liabilities	361,384	15,085	9,373	8,992	394,834	26,435	18,352	13,341	452,962	220,806	673,768

2018
Total financial liabilities	352,276	13,065	7,512	7,535	380,388	25,603	17,116	16,867	439,974	200,969	640,943

Notes:

(1)       Loans to customers excludes £3.7 billion (2018 - £3.3 billion) of Impairment provisions.

(2)       Represents notes in circulation.

∆

RBS – Annual Report on Form 20-F 2019	131

Capital and risk management

Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type  (audited)

The table below shows RBS Group’s debt securities in issue and subordinated liabilities by residual maturity.

	Trading
	liabilities	Other financial liabilities
		Debt securities in issue
	Debt securities	Commercial
	in issue	paper		Covered		Subordinated		Total notes
	MTNs	and CDs	MTNs	bonds	Securitisation	liabilities	Total	in issue
2019	£m	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	659	4,272	4,592	3,051	—	160	12,075	12,734
1-3 years	321	3	10,452	—	—	2,393	12,848	13,169
3-5 years	217	3	10,212	2,897	—	4,931	18,043	18,260
More than 5 years	565	—	8,598	—	1,140	2,495	12,233	12,798
Total	1,762	4,278	33,854	5,948	1,140	9,979	55,199	56,961

2018
Less than 1 year	56	3,157	4,872			299	8,328	8,384
1-3 years	374		6,397	3,145		450	9,992	10,366
3-5 years	92		10,536			4,534	15,070	15,162
More than 5 years	381		7,816	2,222	1,375	5,252	16,665	17,046
Total	903	3,157	29,621	5,367	1,375	10,535	50,055	50,958

The table below shows the currency breakdown.
				GBP	USD	EUR	Other	Total
2019				£m	£m	£m	£m	£m
Commercial paper and CDs				2,266	401	1,572	39	4,278
MTNs				1,573	15,287	16,445	2,311	35,616
Covered bonds				3,105	—	2,843	—	5,948
Securitisation				672	—	468	—	1,140
Subordinated liabilities				697	8,353	929	—	9,979
Total				8,313	24,041	22,257	2,350	56,961

2018 Total				6,743	19,867	22,893	1,455	50,958

∆

Funding gap: maturity and segment analysis

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

The net behavioural funding surplus/(gap) and contractual maturity analysis is set out below.

	Contractual maturity (1)												Behavioural maturity
	Loans to customers				Customer accounts				Net surplus/(gap)				Net surplus/(gap)
	Less		Greater		Less		Greater		Less		Greater		Less		Greater
	than	1-5	than		than	1-5	than		than	1-5	than		than	1-5	than
	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total
2019	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
UK PB	12	37	110	159	150	1	—	151	138	(36)	(110)	(8)	1	(9)	—	(8)
UB RoI	2	6	10	18	18	—	—	18	16	(6)	(10)	—	—	(1)	1	—
CB	38	45	19	102	135	1	—	136	97	(44)	(19)	34	1	45	(12)	34
Private
Banking	5	6	4	15	28	—	—	28	23	(6)	(4)	13	(2)	5	10	13
RBSI	6	5	3	14	30	—	—	30	24	(5)	(3)	16	1	2	13	16
NWM	18	4	1	23	13	1	—	14	(5)	(3)	(1)	(9)	(2)	(6)	(1)	(9)
Centre	—	—	—	—	2	—	—	2	2	—	—	2	2	—	—	2
Total	81	103	147	331	376	3	—	379	295	(100)	(147)	48	1	36	11	48

2018
Total	80	96	143	319	366	2	—	368	286	(94)	(143)	49	—	33	16	49

Note:

(1)       Loans to customers and customer accounts include trading assets and trading liabilities respectively and excludes reverse repos and repos.

Key points

•                  The net customer funding surplus has reduced by £1 billion during 2019 to £48 billion driven by £11 billion deposit growth and £12 billion loan growth.

•                  Customer deposits and customer loans are broadly matched from a behavioural perspective.

•                  The net funding surplus in 2019 is concentrated in the longer dated buckets, reflecting the stable characteristics of customer deposits and lending that is behaviourally shorter dated.

RBS – Annual Report on Form 20-F 2019	132

Capital and risk management

Capital, liquidity and funding risk continued

Encumbrance (audited)

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

•          Ring-fenced to meet regulatory requirement, where RBS has in place an operational continuity in resolution (OCIR) investment mandate wherein PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.

•          Not currently encumbered. In this category, RBS has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing.

•          Programmes to manage the use of assets to actively support funding are established within UK DoLSub, UBI DAC and NatWest Markets Plc.

Balance sheet encumbrance (audited)

The table shows the retained encumbrance assets of RBS Group.

	Encumbered as a result of transactions with					Unencumbered assets not pre-positioned
	counterparties other than central banks			Pre-positioned	Collateral	with central banks
	Covered			& encumbered	ring - fenced
	debts &	SFT,		assets held	to meet reg	Readily	Other
	securitisations	derivatives		at central	requirement	available	available	Cannot
	(1)	and similar (2)	Total (3)	banks (4)	(5)	(6)	(7)	be used (8)	Total	Total
2019	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	—	4.3	4.3	—	—	73.6	—	—	73.6	77.9
Trading assets	—	51.2	51.2	—	—	0.7	0.8	24.0	25.5	76.7
Derivatives	—	—	—	—	—	—	—	150.0	150.0	150.0
Settlement balances	—	—	—	—	—	—	—	4.4	4.4	4.4
Loans to banks - amortised cost	0.5	—	0.5	—	—	9.7	0.2	0.3	10.2	10.7
Loans to customers - amortised cost	11.8	0.5	12.3	115.6	—	53.9	108.5	36.6	199.0	326.9
- residential mortgages
- UK	8.5	—	8.5	109.9	—	28.8	12.3	—	41.1	159.5
- RoI	2.2	—	2.2	2.8	—	7.9	—	—	7.9	12.9
- credit cards	—	—	—	—	—	4.0	0.5	—	4.5	4.5
- personal loans	—	—	—	—	—	5.4	2.5	2.3	10.2	10.2
- other	1.1	0.5	1.6	2.9	—	7.8	93.2	34.3	135.3	139.8
Other financial assets	—	9.0	9.0	—	2.4	48.8	0.5	0.8	50.1	61.5
Intangible assets	—	—	—	—	—	—	—	6.6	6.6	6.6
Other assets	—	—	—	—	—	—	1.9	6.4	8.3	8.3
Total assets	12.3	65.0	77.3	115.6	2.4	186.7	111.9	229.1	527.7	723.0

2018
Total assets	12.7	69.6	82.3	117.1	1.3	176.4	110.2	206.9	493.5	694.2

Notes:

(1)       Covered debts and securitisations include securitisations, conduits, covered bonds and secured notes.

(2)       Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities.

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

(5)       Ring-fenced to meet regulatory requirement includes assets ring fenced to meet operational continuity in resolution (OCIR) investment mandate.

(6)       Readily available for encumbrance: including assets that have been enabled for use with central banks but not pre-positioned; cash and high quality debt securities that form part of RBS’s liquidity portfolio and unencumbered debt securities.

(7)       Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(8)       Cannot be used includes:

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

(9)       In accordance with market practice, RBS employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.

∆

RBS – Annual Report on Form 20-F 2019	133

Capital and risk management

Credit risk

Definition (audited)

Credit risk is the risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts.

∆

Sources of risk (audited)

The principal sources of credit risk for RBS are lending, off-balance sheet products, derivatives and securities financing, and debt securities. RBS is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

∆

Key developments in 2019

•                  Asset quality (AQ) deteriorated slightly with 53% of the lending exposure rated AQ1-AQ4 (2018 – 54%) (equating to an indicative investment rating of BBB- or better).

•                  The overall personal portfolio increased by £10 billion, largely driven by growth of the UK mortgage portfolio.

•                  Wholesale portfolio risk appetite was tightened for certain sectors based on leading indicator information, macroeconomic uncertainty and Brexit preparedness.

•                  The overall expected credit loss (ECL) charge for the year was £696 million, up from £398 million in 2018; primarily this reflected the transitioning from a very benign period towards a more normalised external credit environment as well as the impact of a small number of large individual commercial charges. The cost of risk at 20 basis points remained below RBS’s view of a normalised blended long-term loss rate of 30 to 40 basis points.

Risk governance (audited)

RBS operates a Credit Risk function, which provides oversight of frontline credit risk management activities.

Governance activities include:

•             Defining credit risk appetite for the management of concentration risk and credit policy to establish the key causes of risk in the process of providing credit and the controls that must be in place to mitigate them.

•             Approving and monitoring credit limits.

•             Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that controls are being operated adequately and effectively.

∆

Risk appetite

RBS’s approach to Wholesale credit is governed by a comprehensive credit risk appetite framework. The framework is monitored and actions are taken to adapt lending criteria as appropriate. Credit risk appetite aligns to the strategic risk appetite set by the Board. The framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits. The framework is supported by a suite of transaction acceptance standards that set out the risk parameters within which businesses should operate.

The Personal credit risk appetite framework sets limits that measure and control the quality and concentration of both existing and new business for each relevant business segment. The actual performance of each portfolio is tracked relative to these limits and management action is taken where necessary. The limits apply to a range of credit risk-related measures including expected loss at both portfolio and product level, projected credit default rates across products and the loan-to-value (LTV) ratio of the Personal mortgage portfolios.

For the Wholesale credit risk appetite framework, the four formal frameworks used – and their basis for classification – are detailed in the following table.

Framework	Basis for classification
	Measure	Other
Single name concentration	Exposure	Risk – based on loss given default for a given probability of default
Sector		Risk – based on economic capital and other qualitative factors
Country		Risk – based on sovereign default risk, political stability and macroeconomic factors
Product and asset class		Risk – based on heightened risk characteristics

Risk controls

Credit policy standards are in place for both the Wholesale and Personal portfolios. They are expressed as a set of mandatory controls.

Risk identification and measurement (audited)

Credit stewardship

Risks are identified through relationship management and/or credit stewardship of portfolios or customers. Credit risk stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

A key aspect of credit risk stewardship is monitoring signs of customer stress, and when identified, applying appropriate debt management actions.

∆

Risk models

Credit risk models is the collective term used to describe all models, frameworks and methodologies used to calculate probability of default (PD), exposure at default (EAD), loss given default (LGD), maturity and the production of credit grades.

Credit risk models are designed to provide:

•             An assessment of customer and transaction characteristics.

•             A meaningful differentiation of credit risk.

•             Accurate internal default, loss and exposure at default estimates that are used in the capital calculation or wider risk management purposes.

Asset quality

All credit grades map to an asset quality scale, used for financial reporting. For Wholesale customers, a master grading scale is used for internal management reporting across portfolios. Measures of risk exposure may be aggregated and reported at differing levels of detail depending on stakeholder or business requirements. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%).

Counterparty credit risk

Counterparty credit risk arises from the obligations of customers under derivative and securities financing transactions.

RBS mitigates counterparty credit risk through collateralisation and netting agreements, which allow amounts owed by RBS to a counterparty to be netted against amounts the counterparty owes RBS.

RBS – Annual Report on Form 20-F 2019	134

Capital and risk management

Credit risk continued

Risk mitigation

Risk mitigation techniques, as set out in the appropriate credit policies, are used in the management of credit portfolios across RBS. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE).

The valuation methodologies for residential mortgage collateral and CRE are detailed below.

Residential mortgages – RBS takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. RBS values residential property during the loan underwriting process by either appraising properties individually or valuing them collectively using statistically valid models. RBS updates residential property values quarterly using the relevant residential property index namely:

Region	Index used
UK	Halifax quarterly regional house price index
Northern Ireland	UK House Price Index (published by the Land Registry)
Republic of Ireland	Central Statistics Office residential property price index

The current indexed value of the property is a component of the ECL provisioning calculation.

Commercial real estate valuations – RBS has a panel of chartered surveying firms that cover the spectrum of geography and property sectors in which RBS takes collateral. Suitable valuers for particular assets are contracted through a single service agreement to ensure consistency of quality and advice. Valuations are generally commissioned when an asset is taken as security; a material increase in a facility is requested; or a default event is anticipated or has occurred. In the UK, an independent third-party market indexation is applied to update external valuations once they are more than a year old and every three years a formal independent valuation is commissioned. In the Republic of Ireland, assets are revalued in line with the Central Bank of Ireland threshold requirements, which permits indexation for lower value assets, but demands regular Red Book valuations for distressed higher value assets.

Risk assessment and monitoring

Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Wholesale portfolios.

Personal

Personal customers are served through a lending approach that entails making a large number of small-value loans. To ensure that these lending decisions are made consistently, RBS analyses internal credit information as well as external data supplied from credit reference agencies (including historical debt servicing behaviour of customers with respect to both RBS and other lenders). RBS then sets its lending rules accordingly, developing different rules for different products.

The process is then largely automated, with each customer receiving an individual credit score that reflects both internal and external behaviours and this score is compared with the lending rules set. For relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions. These decisions are made within specified delegated authority limits that are issued dependent on the experience of the individual.

Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened materially to sustain growth.

Wholesale

Wholesale customers – including corporates, banks and other financial institutions – are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected.

A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction. Credit approvals are subject to environmental, social and ethical risk policies which restrict exposure to certain highly carbon intensive industries as well as those with potentially heightened reputational impacts.

For lower risk transactions below specific thresholds, credit decisions can be approved through self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules. Such credit decisions must be within the approval authority of the relevant business sanctioner.

For all other transactions credit is only granted to customers following joint approval by an approver from the business and the credit risk function or by two credit officers. The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities Framework Policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority. Both business and credit approvers are accountable for the quality of each decision taken, although the credit risk approver holds ultimate sanctioning authority.

Transaction Acceptance Standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite.

Credit grades (PD and LGD) are reviewed and if appropriate re-approved annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Problem debt management

Personal

Early problem identification

Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using RBS data, and external using information from credit reference agencies. Pro-active contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach, the aim is to prevent a customer’s financial position deteriorating which may then require intervention from the Collections and Recoveries teams.

Personal customers experiencing financial difficulty are managed by the Collections team. If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the Collections and Recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular process and supported by a specialist team to ensure the customer receives appropriate support for their circumstances.

RBS – Annual Report on Form 20-F 2019	135

Capital and risk management

Credit risk continued

Collections

When a customer exceeds an agreed limit or misses a regular monthly payment the customer is contacted by RBS and requested to remedy the position. If the situation is not regularised then, where appropriate, the Collections team will become more fully involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and ‘breathing space’. In the event that an affordable/sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team. For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment, unless it is 90 days past due, in which case it is categorised as Stage 3.

In the Republic of Ireland, the relationship may pass to a specialist support team prior to any transfer to recoveries, depending on the outcome of customer financial assessment.

Recoveries

The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer’s debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. An option that may also be considered, is the sale of unsecured debt. Exposures subject to formal debt recovery are defaulted and categorised as Stage 3 impaired.

Wholesale

Early problem identification

Each segment and sector has defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty, they may decide to classify the customer within the Risk of Credit Loss framework.

Risk of Credit Loss framework

The framework focuses on Wholesale customers whose credit profiles have deteriorated since origination. Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to RBS. There are two classifications which apply to non-defaulted customers within the framework – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures subject to the framework are categorised as Stage 2 and subject to a lifetime loss assessment. The framework also applies to those customers that have met RBS’s default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes.

Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities.

Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within RBS’s current risk appetite prior to maturity.

Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to RBS in the next 12 months (should mitigating action not be taken or not be successful).

Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. Actions include a review of the customer’s credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business, or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures are regularly reviewed by a Risk of Credit Loss Committee. The committee members are experienced credit, business and restructuring specialists. The purpose of the committee is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to RBS.

Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (refer to Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum.

Other potential outcomes of the relationship review are to: remove the customer from the Risk of Credit Loss framework, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship.

The Risk of Credit Loss framework does not apply to problem debt management for Business Banking customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the Business Banking recoveries team where a loan has been impaired.

Restructuring

For the Wholesale problem debt portfolio, customer relationships are mainly managed by the Restructuring team. The purpose of Restructuring is to protect RBS’s capital. Restructuring does this by working with corporate and commercial customers in financial difficulty on their restructuring and repayment strategies. Restructuring will always aim to recover capital fairly and efficiently.

Specialists in Restructuring work with customers experiencing financial difficulties and showing signs of financial stress. Throughout Restructuring’s involvement, the mainstream relationship manager will remain an integral part of the customer relationship, unless a repayment strategy is deemed appropriate. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing.

Where a solvent outcome is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the preferred outcome.

RBS – Annual Report on Form 20-F 2019	136

Capital and risk management

Credit risk continued

Forbearance (audited)

Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer’s financial difficulties.

The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance.

A loan/debt may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms.

In the Personal portfolio, loans are considered forborne until they meet the exit criteria set out by the European Banking Authority. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due. Exit criteria are not currently applied for Wholesale portfolios.

Types of forbearance

Personal

In the Personal portfolio, forbearance may involve payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears and, in the Republic of Ireland only, temporary interest-only or partial capital and interest arrangements. Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans. This includes instances where forbearance may be provided to customers with highly flexible mortgages.

Wholesale

In the Wholesale portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps.

Monitoring of forbearance

Personal

For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance.

Wholesale

In the Wholesale portfolio, customer PDs and facility LGDs are re-assessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the cooperation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, RBS will consider other options such as the enforcement of security, insolvency proceedings or both, although these are options of last resort.

Provisioning for forbearance

Personal

The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is likely to continue to do so.

The loan would remain in forbearance for the defined probation period and be subject to performance criteria. These include making regular repayments and being less than 30 days past due.

Additionally for some forbearance types a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (UK Personal Banking collections function).

For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment.

For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans.

Wholesale

Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer’s financial position and prospects — as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings — are considered in order to establish whether an impairment provision is required.

Wholesale loans granted forbearance are individually assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment.

Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This difference will lead to a customer being classified as non-performing.

In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of Wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off or released and the balance of the loan returned to performing status. This is not dependent on a specified time period and follows the credit risk manager’s assessment.

∆

Impairment, provisioning and write-offs (audited)

In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality.

RBS’s IFRS 9 provisioning models, which used existing Basel models as a starting point, incorporate term structures and forward-looking information. Regulatory conservatism within the Basel models has been removed as appropriate to comply with the IFRS 9 requirement for unbiased ECL estimates.

Five key areas may materially influence the measurement of credit impairment under IFRS 9 — two of these relate to model build and three relate to their application:

•             Model build:

o                 The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing mechanisms).

o                 The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for assets in Stage 2.

•             Model application:

o                 The assessment of the significant increase in credit risk and the formation of a framework capable of consistent application.

o                 The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience).

o                 The determination of a base case (or central) economic scenario which has the most material impact (of all forward-looking scenarios) on the measurement of loss (RBS uses consensus forecasts to remove management bias).

Refer to Accounting policy 13 for further details.

∆

RBS – Annual Report on Form 20-F 2019	137

Capital and risk management

Credit risk continued

Economic loss drivers (audited)

Introduction

The most material economic loss drivers for Personal portfolios include national GDP, unemployment rate, house price indices, and base rate for the UK and the Republic of Ireland. In addition to some of these loss drivers, world GDP is a primary loss driver for Wholesale portfolios.

Central base case economic scenario

The internal base case scenario is the primary forward-looking economic information driving the calculation of ECL. The same base case scenario is used for financial planning by RBS with the exception of the yield curve, as a result of the different timing of the exercises. The key elements of the current economic base case, which includes forecasts over a five year forecast horizon, are summarised as follows:

•             United Kingdom – The central base case economic scenario projects modest growth in the UK economy, in line with the consensus outlook. Brexit related uncertainty results in subdued confidence in the near term, placing it in the lower quartile of advanced economies. Business investment is weak at the start of the forecast, improving only gradually. Consumer spending rises steadily as households benefit from falling inflation and rising wage growth, though it is a modest upturn. The central scenario assumes slower job growth than seen in recent years, meaning unemployment edges up from its current historic lows. House price growth slows, extending the current slowdown, before picking up to low single digit growth in later years. Monetary policy follows the market implied path for Bank of England base rate at the time the scenarios were set, therefore it is assumed there are two base rate cuts over the next five years, whereas the yield curve used for financial planning assumes one base rate cut.

•             Republic of Ireland – The economy is expected to continue on its positive trajectory with growth expected to revert closer to long run averages in the medium term. Job growth is expected to moderate with unemployment remaining around 5%. Meanwhile house prices are expected to grow at a low single-digit pace. As always, a small open economy such as RoI remains very sensitive to the global economic environment and expectations can change at short notice.

Use of the central base case in Personal

In Personal the internal base case is directly used as the central scenario for the ECL calculations by feeding the forecasted economic loss drivers into the respective PD and LGD models.

Use of the central base case in Wholesale

As in Personal the primary input is the central base case scenario but a further adjustment is applied to the aggregate credit cycle conditions arising from the base case to explicitly enforce a gradual reversion to long run average conditions starting from the first projected year onwards.

The application of the mean reversion adjustment is based on two empirical observations. Firstly, historic credit loss rates in Wholesale portfolios show pronounced mean reversion behaviour and secondly, the accuracy of economic forecasts tends to drop significantly for horizons beyond one or two years.

Approach for multiple economic scenarios (MES)

The response of portfolio loss rates to changes in economic conditions is typically non-linear and asymmetric. Therefore, in order to appropriately take account of the uncertainty in economic forecasts a range of economic scenarios is considered when calculating ECL.

•             Personal – In addition to the central base case a further four bespoke scenarios are taken into account – a base case upside and downside – and an additional upside and downside. The overall MES ECL is calculated as a probability weighted average across all five scenarios (refer to the Probability weightings of scenarios section for further details).

The ECL impact on the Personal portfolio arising from the systematic application of MES over the single, central base case was relatively low at less than 1%, in line with 2018. Losses are expected to increase on a non-linear basis in the event of an economic downturn, and for UK Personal Banking, this effect was included within the overlay for UK economic uncertainty detailed on page 140. At the end of 2018, an overlay of £26 million covering non-linearity of losses had been held separately. For Ulster Bank RoI, a separate overlay of £25 million (2018 – £26 million) covering non-linearity of losses continued to be held.

•             Wholesale – The approach to MES is a Monte Carlo method that involves simulating a large number of alternative scenarios around the central scenario (adjusted for mean reversion) and averaging the losses and PD values for each individual scenario into unbiased expectations of losses (ECL) and PD.

The simulation of alternative scenarios does not occur on the level of the individual economic loss drivers but operates on the aggregate Credit Cycle Indices (CCI) that underpin the Wholesale credit models. CCIs measure portfolio level default rate conditions expressed as an index value. An index value of zero represents long run average default rates. Negative and positive index values represent default rates above and below long run averages respectively. The Monte Carlo MES approach increases Wholesale modelled ECL for Stage 1 and Stage 2 by approximately 7% (2018 – 5%) above the single, central scenario outcomes. No additional non-linearity overlay was applied for Wholesale, similar to 2018, with the final reported ECL inclusive of the systematic MES uplift from the Monte Carlo modelling and also the overlay for economic uncertainty detailed below.

For both Personal and Wholesale, the impact from MES is factored into account level PDs through scalars. These MES-adjusted PDs are used to assess whether a significant increase in credit risk has occurred. The MES impact on the size of Stage 2 is proportionate to the MES ECL impacts across Personal and Wholesale, as set out above.

Key economic loss drivers

The tables and commentary below provide an update on the base case economics used at 31 December 2019, and also the MES used for Personal portfolios. The average over the five year horizon (2020 to 2024) for the central base case and two upside and downside scenarios used for ECL modelling, are set out below. It is compared with the five year average (2019 to 2023) of the 2018 scenarios. The graph shows the quarterly GDP year-on-year growth rates across the MES. Subsequently, the annual figures for key variables across the UK and Republic of Ireland are shown. Finally, the extreme points table show the best and worst readings for three key variables in the two upside and two downside scenarios, highlighting the most challenging points in the downside scenarios and the strongest points in the upside scenarios.

RBS – Annual Report on Form 20-F 2019	138

Capital and risk management

Credit risk continued

Economic loss drivers (audited)

The 2019 base case GDP growth and interest rate assumptions are pessimistic compared to 2018 as consensus outlook and market implied interest rate projections worsened over the year. Unemployment rate projections are less extreme in the 2019 downside scenarios as RBS aimed to align the Downside 2 scenario with Office for Budget Responsibility’s analysis of a hard Brexit scenario.

	2019					2018
	Upside 2	Upside 1	Base case	Downside 1	Downside 2	Upside 2	Upside 1	Base case	Downside 1	Downside 2
UK	%	%	%	%	%	%	%	%	%	%
GDP - change	2.4	2.2	1.6	1.3	0.9	2.6	2.3	1.7	1.5	1.1
Unemployment	3.6	3.9	4.4	4.7	5.2	3.3	3.8	5.0	5.6	6.9
House Price Inflation - change	4.1	3.3	1.6	0.8	(1.0)	4.3	3.3	1.7	1.1	(0.5)
Bank of England base rate	1.0	0.7	0.3	—	—	1.7	1.3	1.1	0.5	—
Republic of Ireland
GDP - change	3.9	3.6	2.8	2.4	1.9	4.3	3.6	3.0	3.1	2.8
Unemployment	3.9	4.3	4.8	5.7	6.9	4.2	4.6	5.2	6.0	6.8
House Price Inflation - change	5.3	4.7	2.9	2.2	1.0	9.2	6.8	4.0	3.2	0.8
European Central Bank base rate	1.6	0.9	—	—	—	1.3	0.8	0.3	—	—

World GDP - change	3.8	3.3	2.8	2.5	2.1	3.6	3.2	2.7	2.5	2.3

Probability weight	12.7	14.8	30.0	29.7	12.7	12.8	17.0	30.0	25.6	14.6

UK GDP - annual growth
	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%
2019	1.3	1.4	1.2	1.1	1.1
2020	3.5	3.2	1.1	(0.1)	(1.3)
2021	3.6	3.0	1.7	1.2	—
2022	2.2	1.9	1.7	2.0	1.9
2023	1.5	1.5	1.7	1.7	2.1
2024	1.4	1.5	1.6	1.6	1.9
UK unemployment rate
	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%
Q4 2019	4.0	4.0	4.1	4.1	4.1
Q4 2020	3.7	3.8	4.4	4.8	5.1
Q4 2021	3.5	3.8	4.4	4.8	5.5
Q4 2022	3.5	3.8	4.4	4.7	5.4
Q4 2023	3.6	3.9	4.4	4.6	5.3
Q4 2024	3.8	4.0	4.4	4.6	5.1

UK House Price Inflation - annual growth
	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%
2019	1.7	1.7	1.5	1.5	1.4
2020	5.7	4.5	1.0	(1.1)	(3.6)
2021	8.2	6.0	0.9	(2.7)	(7.7)
2022	4.2	3.1	1.5	0.8	(1.9)
2023	1.7	1.4	2.0	3.1	3.0
2024	0.9	1.4	2.6	3.9	5.2

Republic of Ireland GDP - annual growth
	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%
2019	4.1	4.1	3.9	3.8	3.7
2020	6.3	5.9	3.4	1.7	(0.1)
2021	5.1	4.5	2.8	2.2	0.5
2022	3.3	2.9	2.7	3.2	3.1
2023	2.4	2.4	2.6	2.6	3.2
2024	2.2	2.2	2.4	2.4	2.7
Republic of Ireland unemployment rate
	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%
Q4 2019	4.6	4.7	4.9	5.1	5.3
Q4 2020	3.8	4.0	4.8	5.8	7.0
Q4 2021	3.6	4.0	4.8	5.8	7.3
Q4 2022	3.8	4.2	4.8	5.5	6.9
Q4 2023	4.3	4.6	4.9	5.7	6.9
Q4 2024	4.5	4.9	5.0	5.8	6.9
Republic of Ireland House Price Inflation - annual growth
	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%
2019	3.8	3.9	3.5	3.3	3.1
2020	9.3	8.3	2.9	(0.8)	(4.7)
2021	6.3	4.9	1.5	0.1	(3.8)
2022	4.5	3.8	3.2	4.4	4.2
2023	3.1	3.0	3.4	3.5	5.0
2024	3.1	3.2	3.7	3.6	4.4

RBS – Annual Report on Form 20-F 2019	139

Capital and risk management

Credit risk continued

Economic loss drivers (audited)

Extreme points

	Best points				Worst points
	H2 2019		H2 2018		H2 2019		H2 2018
	Upside 2	Upside 1	Upside 2	Upside 1	Downside 1	Downside 2	Downside 1	Downside 2
UK	%	%	%	%	%	%	%	%
GDP (year-on-year)	4.6	4.0	5.0	4.1	(0.2)	(1.8)	(0.1)	(1.9)
Unemployment	3.5	3.8	2.8	3.4	4.9	5.5	5.9	7.4
House Price Inflation (year-on-year)	8.9	6.7	9.1	7.0	(3.5)	(8.4)	(2.8)	(7.3)

	Best points				Worst points
	H2 2019		H2 2018		H2 2019		H2 2018
	Upside 2	Upside 1	Upside 2	Upside 1	Downside 1	Downside 2	Downside 1	Downside 2
Republic of Ireland	%	%	%	%	%	%	%	%
GDP (year-on-year)	6.6	6.3	14.0	10.2	0.5	(2.1)	(0.2)	(3.0)
Unemployment	3.6	4.0	3.6	4.1	5.8	7.3	6.5	7.8
House Price Inflation (year-on-year)	10.3	9.1	22.0	16.3	(2.6)	(8.4)	(2.5)	(8.2)

Probability weightings of scenarios

RBS’s approach to IFRS 9 MES in Personal involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights to those scenarios. This involves the following steps:

•            Scenario selection – Two upside and two downside scenarios from Moody’s inventory of scenarios were chosen. The aim is to obtain downside scenarios that are not as severe as stress tests, so typically they have a severity of around one in ten and one in five of approximate likelihood, along with corresponding upsides.

•            Severity assessment – Having selected the most appropriate scenarios, their severity is then assessed based on the behaviour of UK GDP, by calculating a variety of measures such as average growth, deviation from baseline and peak to trough falls. These measures are compared against a set of 1,000 model runs, following which, a percentile in the distribution is established which most closely corresponds to the scenario.

•            Probability assignment – Having established the relevant percentile points, probability weights are assigned to ensure that the scenarios produce an unbiased result.

UK economic uncertainty

RBS’s approach is designed to capture the historic variability and distribution of economic risks. RBS’s approach to capturing these incremental or skewed forward-looking risks is to apply an overlay to ECL of £170 million (2018 – £127 million). To calculate the value of this overlay, information was used from prevailing downside sensitivity scenario analyses. The underlying economics were broadly aligned to published International Monetary Fund and Office for Budget Responsibility hard Brexit scenarios and management judgement was applied on the likelihood of this alternative path for the economy emerging. The value of the overlay was increased once during the year, in the third quarter, when management judged uncertainty to be more pronounced. The value of the overlay was subsequently reviewed in the fourth quarter, when management concluded that it was appropriate to leave it unchanged reflecting the ongoing elevated economic uncertainty.

∆

RBS – Annual Report on Form 20-F 2019	140

Capital and risk management

Credit risk continued

Credit risk modelling (audited)

ECLs are calculated using a combination of:

•     Probability of default.

•     Loss given default.

•     Exposure at default.

In addition, lifetime PDs (as at reporting date and at date of initial recognition) are used in the assessment of the significant increase in credit risk criteria.

IFRS 9 ECL model design principles

To meet IFRS 9 requirements, PD, LGD and EAD used in ECL calculations must be:

•     Unbiased – material regulatory conservatism has been removed to produce unbiased model estimates.

•     Point-in-time – recognise current economic conditions.

•     Forward-looking – incorporated into PD estimates and, where appropriate, EAD and LGD estimates.

•     For the life of the loan – all PD, LGD and EAD models produce term structures to allow a lifetime calculation for assets in Stage 2 and Stage 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the probability of default over the remaining lifetime at the reporting date) with the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition.

PD estimates

Personal models

Personal PD models use the Exogenous, Maturity and Vintage (EMV) approach to model default rates. The EMV approach separates portfolio default risk trends into three components: vintage effects (quality of new business over time), maturity effects (changes in risk relating to time on book) and exogenous effects (changes in risk relating to changes in macro-economic conditions). The EMV methodology has been widely adopted across the industry because it enables forward-looking economic information to be systematically incorporated into PD estimates.

Wholesale models

Wholesale PD models use the existing CCI based point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in-time estimates that reflect economic conditions observed at the reporting date across a comprehensive set of region/industry segments.

One year point-in-time PDs are subsequently extended to life-time PDs using a conditional transition matrix approach. The conditional transition matrix approach allows for the incorporation of forward-looking economic information into the life-time PDs.

LGD estimates

The general approach for the IFRS 9 LGD models is to leverage corresponding Basel LGD models with bespoke adjustments to ensure estimates are unbiased and where relevant forward-looking.

Personal

Forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown minimal impact of economic conditions on LGDs for the other Personal portfolios. For Ulster Bank RoI, a bespoke IFRS 9 mortgage LGD model is used, reflecting its specific regional market.

Wholesale

Forward-looking economic information is incorporated into LGD estimates using the existing CCI framework. For low default portfolios, including sovereigns and banks, loss data is too scarce to substantiate estimates that vary with economic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

EAD estimates

Personal

The IFRS 9 Personal modelling approach for EAD is dependent on product type.

•     Revolving products use the existing Basel models as a basis, with appropriate adjustments incorporating a term structure based on time to default.

•     Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.

•     There is no EAD model for Personal loans. Instead, debt flow (i.e. combined PD x EAD) is directly modelled.

Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Retail portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Wholesale

For Wholesale, EAD values are projected using product specific credit conversion factors (CCF), closely following the product segmentation and approach of the respective Basel model. However, the CCFs are estimated over multi-year time horizons to produce unbiased model estimates.

No explicit forward-looking information is incorporated, on the basis that analysis has shown that temporal variations in CCFs are largely attributable to changes in exposure management practices rather than economic conditions.

Governance and post model adjustments

The IFRS 9 PD, EAD and LGD models are subject to RBS’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Post model adjustments (PMAs) are applied where necessary to incorporate the most recent data available and are made on a temporary basis ahead of the underlying model parameter changes being implemented.

For UK Personal Banking, these PMAs netted to a total overlay of approximately £40 million at the year end. This included £15 million in respect of the repayment risk not captured in the models, that a proportion of customers on interest only mortgages will not be able to repay the capital element of their loan at end of term. The overlay for interest only mortgages was based on an analysis of recent experience on customer repayments pre and post end of term, and modelling that forward for maturities over the next ten years. In addition, judgemental ECL overlays totalling approximately £38 million were held. In credit cards, a £30 million ECL overlay was in place in respect of a withheld systematic model release in recognition of expected future modelling developments. For mortgages, a judgmental overlay of £8 million was held in respect of the perceived forward-looking incremental risk on buy-to-let lending.

For Ulster Bank RoI, there was a £6 million ECL reduction in their unsecured lending portfolio ahead of the underlying model parameter change being updated.

For Wholesale portfolios, PMAs increased ECL by £58 million relating to expected model enhancements to PD and LGD. In addition, judgemental ECL overlays increased ECL by £10 million.

These adjustments were over and above those detailed in the UK economic uncertainty section and are also subject to oversight and governance by the Provisions Committee.

∆

RBS – Annual Report on Form 20-F 2019	141

Capital and risk management

Credit risk continued

Significant increase in credit risk (audited)

Exposures that are considered significantly credit deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). RBS has adopted a framework to identify deterioration based primarily on movements in probability of default supported by additional backstops. The principles applied are consistent across RBS and align to credit risk management practices.

The framework comprises the following elements:

•     IFRS 9 lifetime PD assessment (the primary driver) – on modelled portfolios the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount deterioration is assumed to have occurred and the exposure transferred to Stage 2 for a lifetime loss assessment. For Wholesale, a doubling of PD would indicate a significant increase in credit risk subject to a minimum PD uplift of 0.1%. For Personal portfolios, the criteria varies by risk band, with lower risk exposures needing to deteriorate more than higher risk exposures, as outlined in the following table:

Personal risk bands	Risk bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
Risk band A	<0.762%	PD@DOIR + 1%
Risk band B	<4.306%	PD@DOIR + 3%
Risk band C	>=4.306%	1.7 x PD@DOIR

•     Qualitative high-risk backstops – the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Wholesale exposures managed within the Risk of Credit Loss framework, and for Personal, adverse credit bureau results.

•     Persistence (Personal and Business Banking customers only) – the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. It is a Personal methodology feature and is applied to PD driven deterioration only.

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:

• Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.

• Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.

• Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

∆

Asset lifetimes (audited)

The choice of initial recognition and asset duration is another critical judgement in determining the quantum of lifetime losses that apply.

•     The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of significant increase in credit risk.

•     For asset duration, the approach applied (in line with IFRS 9 requirements) is:

o       Term lending – the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected pre-payment and amortisation).

o       Revolving facilities – for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For Wholesale portfolios, asset duration is based on annual counterparty review schedules and will be set to the next review date.

In the case of credit cards, the most significant judgement is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence, a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped the ECL impact is estimated at less than £90 million, in line with analysis at the end of 2018.

The approach reflects RBS practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9. Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between three and ten years. Across Europe durations are shorter and are, in some cases, as low as one year.

∆

Measurement uncertainty and ECL sensitivity analysis (audited)

The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9.

The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Set out on page 143 is the impact of some of the material sensitivities considered for 2019 year end reporting. These ECL simulations are separate to the impact arising from MES and UK economic uncertainty as described earlier in this disclosure, which impacts are embedded in the reported ECL.

The primary focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact as at the year end balance sheet date. As default is an observed event as at the balance sheet date, Stage 3 provisions are not subject to the same level of measurement uncertainty, and therefore have not been considered in this analysis, with the exception of a univariate HPI sensitivity. The following common scenarios have been applied across the key Personal and Wholesale portfolios:

•     Economic uncertainty – simulating the impact arising from the Downside 2 and Upside 2 scenarios, which are two of the five discrete scenarios used in the methodology for Personal MES. In the simulation, RBS have assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and thus serving as a single economic scenario.

These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled overlays present in the underlying ECL estimates are also sensitised. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation it is assumed that existing modelled relationships between key economic variables and loss drivers hold but in practice other factors would also have an impact, e.g. potential customer behaviour changes, policy changes by lenders that might impact on the wider availability of credit.

RBS – Annual Report on Form 20-F 2019	142

Capital and risk management

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

These broader economic scenarios were complemented with two specific portfolio simulations:

•             Wholesale portfolios – simulating the impact of PDs and LGDs moving upwards to the through-the-cycle (TTC) average from their current point-in-time (PIT) estimate. With the current relatively benign economic conditions wholesale IFRS 9 PIT PDs are significantly lower than TTC PD. This scenario shows the increase to ECL by immediately switching to TTC measures providing an indication of long run average expectations. IFRS 9 measures have been used so there remains some differences to Basel TTC equivalent measures, where conservative assumptions are required, such as caps or floors, not permitted under the IFRS 9 best estimate approach.

•          Mortgages – House Price Inflation (HPI) is a key economic driver and RBS have simulated a univariate scenario of a 20% decrease in HPI across the main mortgage portfolios. A univariate analysis using only HPI does not allow for the interdependence across the other key primary loss drivers to be reflected in any ECL estimate. PDs are not impacted in this scenario analysis. The simulated impact is based on 100% probability weighting to demonstrate the isolated sensitivity of HPI against base ECL estimates.

RBS’s core criterion to identify a significant increase in credit risk is founded on PD deterioration, as discussed above. Under the simulations, PDs increase and result in exposures moving from Stage 1 to Stage 2 contributing to the ECL impact.

	Actual position at 31 December
		2019		Common scenarios (2,3)
	Stage 1 and Stage 2 (1)			Downside 2			Upside 2			Discrete scenarios (2,3)
		of which in	ECL			Exposure in			Exposure in	HPI (4) / TTC PD (5)		Exposure
	Exposure	Stage 2	provision (2)	Potential ECL impact		Stage 2	Potential ECL impact		Stage 2	potential ECL impact		in Stage 2
	£bn	%	£m	£m	%	%	£m	%	%	£m	%	%
Personal and business banking
UK	164.5	8.8%	642.6	94.6	14.7%	9.7%	(77.8)	(12.1%)	8.7%
Of which: mortgages
Stage 1 and Stage 2	145.8	7.0%	94.7	—	—	—	—	—	—	28.8	30.5%	7.0%

RoI	12.2	9.8%	45.3	18.5	41%	14.8%	(1.9)	(4.2%)	9.6%
Of which: mortgages
Stage 1 and Stage 2	11.7	9.3%	41.2	—	—	—	—	—	—	0.6	1.5%	9.2%

Wholesale	261.8	4.4%	352.4	88.0	25.0%	5.7%	(82.4)	(23.4%)	3.6%	136.0	38.6%	7.6%
Total	438.5	6.2%	1,040.3	201.2	19.3%	7.5%	(162.2)	(15.6%)	5.7%

Personal banking
UK: mortgages	1.3	—	214.2							12.4	5.8%
Stage 3
RoI: mortgages
Stage 3	1.9	—	580.8							22.9	3.9%

Notes:

(1)    Reflects drawn exposure and ECL for all modelled exposure in scope for IFRS 9; in addition to loans this includes bonds, and cash. For Personal, the analysis excludes non-modelled portfolios such as Private Banking and RBSI.

(2)    The ECL provision includes the ECL overlay taken to recognise elevated Brexit related economic uncertainty.

(3)    All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact at the year end balance sheet date.

(4)    HPI is applied to the most material mortgage portfolios only, namely UK Personal Banking and Ulster Bank RoI. The impacts for Stage 3 are included separately.

(5)    TTC or long-run average PDs and LGDs are applied to Wholesale portfolios only (excluding business banking exposures which reside in the Personal and business banking section).

(6)    Refer to page 138 for details of base case economic scenarios.

(7)    2018 comparative details are not included as the sensitivity scenario analysis relates to the 2019 balance sheet position. Refer to the 2018 Annual Report on Form 20-F for the sensitivity analysis carried out at that time.

Key points

•             In the Downside 2 scenario, the ECL requirement overall was simulated to increase by £201 million on Stage 1 and 2 exposures from the current level of £1,040 million. The simulation estimates the balance sheet ECL requirement as at 31 December 2019 and assumes that the economic variables associated with the Downside 2 scenario had been RBS’s base case economic assumption at that time.

•             The sensitivity of Personal portfolios to Downside 2 has reduced over time. This is mainly because compared to 2018, the path assumed for the unemployment rate in the Downside 2 scenario is lower. The RoI portfolio simulated uplift was more significant than on the other portfolios, reflecting the weight of mortgage assets in their personal lending portfolio, with the adverse movement in unemployment rates increasing the size of Stage 2. A similar effect was observed on the UK Personal Banking mortgage portfolio where the mortgage ECL was simulated to increase by just over 25%, and which impact is included within the overall Personal and Business banking, UK, simulated result.

•             The Upside 2 scenario indicates a slightly lower release to ECL for Personal and Business Banking, UK, and Wholesale compared to the Downside 2 uplift. This is intuitive given the shape of the Upside 2 economics and non-linearity of losses to the downside. The reduced Upside 2 impact on the RoI mortgage portfolio is reflective of currently favourable Irish economic conditions and portfolio composition. Further improvements in Irish macro economic variables are not expected to materially impact ECL in the RoI mortgage portfolio.

•             HPI scenario, the impact of a 20% fall in house prices was illustrated for Stage 1 and 2 ECL, where the impacts were relatively modest. Additionally, the HPI reduction impacts on the Stage 3 ECL for both UK and RoI have been shown specifically for this scenario, given the relevance to measurement sensitivity in Stage 3. The relationship between the required ECL and house price movements is expected to be nonlinear should the level of house prices reduce by more material amounts. For the RoI portfolio, a relatively modest increase in ECL is observed for this simulation driven by relatively low LTVs and LGD modelling changes in 2019. MES uplifts are not included in the single scenario simulations.

•             For Wholesale, the TTC scenario has the most significant impact on ECL highlighting that reverting to long run average PDs and LGDs is more severe than a switch to the Downside 2 scenario. Moving to TTC PDs requires an average PD uplift of almost 60%.

•             The TTC scenario shows a higher ECL impact compared to the Downside 2 scenario given the relative severity of the TTC view. Furthermore, the TTC scenario assumes the higher PDs remain heightened at TTC levels over the simulation period, thus driving higher losses across the latter years of the scenario period compared to Downside 2.

∆

RBS – Annual Report on Form 20-F 2019	143

Capital and risk management

Credit risk – Banking activities

Introduction

This section details the credit risk profile of RBS’s banking activities.

Refer to Accounting policy 13 and Note 14 on the consolidated accounts for revisions to policies and critical judgements relating to impairment loss determination.

Presentation of interest in suspense recoveries

In March 2019, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on the presentation of unrecognised interest when a credit-impaired financial asset (commonly referred to as a Stage 3 financial asset) is subsequently paid in full or is no longer credit-impaired. This concluded that the difference arising from the additional interest recovered must be recognised as a reversal of impairment rather than within interest revenue. This affects both recognition and the reversal of the ECL allowance.

RBS Group changed its accounting policy in line with the IFRIC decision. Hence, the carrying amount of the financial assets within the scope of the provisions of the decision as well as the associated ECL allowance on the statement of financial position have been adjusted and the comparative period restated. The coverage ratio for the current and comparative periods have been adjusted and restated accordingly. There has been no restatement of the comparative period in statement of profit or loss on the grounds of materiality.

Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 11 on the consolidated accounts for balance sheet analysis of financial assets that are classified as amortised cost (AC) or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

Financial assets

	2019	2018*
	£bn	£bn
Balance sheet total gross AC/FVOCI	484.3	471.5
In scope of IFRS 9 ECL framework	475.5	464.4
% in scope	98%	99%
Loans - in scope	340.0	320.3
Stage 1	305.5	286.0
Stage 2	27.9	26.1
Stage 3	6.6	8.2
Other financial assets - in scope	135.5	144.1
Stage 1	135.5	144.1

Out of scope of IFRS 9 ECL framework	8.8	7.1

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

The assets outside the IFRS 9 ECL framework were as follows:

•      Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £6.1 billion (2018 - £4.9 billion). These were assessed as having no ECL unless there was evidence that they were credit impaired.

•      Equity shares of £0.9 billion (2018 - £0.5 billion) as not within the IFRS 9 ECL framework by definition.

•      Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £1.1 billion (2018 - £0.9 billion).

•      RBS Group-originated securitisations, where ECL was captured on the underlying loans of £0.4 billion (2018 - £0.4 billion).

•      Commercial cards which operate in a similar manner to charge cards, with balances repaid monthly via mandated direct debit with the underlying risk of loss captured within the customer’s linked current account of £0.3 billion (2018 - £0.4 billion).

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 26 on the consolidated accounts – reputationally-committed limits, are also included in the scope of the IFRS 9 ECL framework. These are offset by £2.6 billion (2018 - £3.6 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as AC or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £127.9 billion (2018 - £168.9 billion) comprised Stage 1 £121.7 billion (2018 - £161.4 billion); Stage 2 £5.6 billion (2018 - £6.9 billion) and Stage 3 £0.6 billion (2018 - £0.6 billion).

∆

RBS – Annual Report on Form 20-F 2019	144

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – segment analysis (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost
Stage 1	144,513	18,544	88,100	14,956	14,834	9,273	15,282	305,502
Stage 2	13,558	1,642	11,353	587	545	180	3	27,868
Stage 3	1,902	2,037	2,162	207	121	169	—	6,598
Of which: individual	—	68	1,497	207	121	158	—	2,051
Of which: collective	1,902	1,969	665	—	—	11	—	4,547
	159,973	22,223	101,615	15,750	15,500	9,622	15,285	339,968
ECL provisions (1)
Stage 1	114	29	152	7	4	10	6	322
Stage 2	467	53	214	7	6	5	—	752
Stage 3	823	693	1,021	29	21	131	—	2,718
Of which: individual	—	22	602	29	21	122	—	796
Of which: collective	823	671	419	—	—	9	—	1,922
	1,404	775	1,387	43	31	146	6	3,792
ECL provisions coverage (2,3)
Stage 1 (%)	0.08	0.16	0.17	0.05	0.03	0.11	0.04	0.11
Stage 2 (%)	3.44	3.23	1.88	1.19	1.10	2.78	—	2.70
Stage 3 (%)	43.27	34.02	47.22	14.01	17.36	77.51	—	41.19
	0.88	3.49	1.36	0.27	0.20	1.52	0.04	1.12
Impairment losses
ECL charge (4)	393	(34)	391	(6)	2	(51)	1	696
Stage 1	(90)	(37)	(66)	(14)	(5)	—	—	(212)
Stage 2	256	(35)	99	—	5	(8)	1	318
Stage 3	227	38	358	8	2	(43)	—	590
Of which: individual	—	—	328	8	2	(35)	—	303
Of which: collective	227	38	30	—	—	(8)	—	287
ECL loss rate - annualised (basis points) (3)	24.57	(15.30)	38.48	(3.81)	1.29	(53.00)	0.65	20.47
Amounts written-off	235	85	450	1	5	16	—	792
Of which: individual	—	5	345	1	5	16	—	372
Of which: collective	235	80	105	—	—	—	—	420

For the notes to this table refer to the following page.

RBS – Annual Report on Form 20-F 2019	145

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – segment analysis (audited)

	UK Personal	Ulster	Commercial	Private			Central items
	Banking	Bank RoI	Banking	Banking	RBSI	NWM	& other	Total
2018*	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost
Stage 1	134,836	17,822	91,034	13,750	13,383	8,196	6,964	285,985
Stage 2	13,245	2,080	9,518	531	289	407	27	26,097
Stage 3	1,988	2,476	2,574	233	108	795	—	8,174
Of which: individual	—	68	1,695	233	108	756	—	2,860
Of which: collective	1,988	2,408	879	—	—	39	—	5,314
	150,069	22,378	103,126	14,514	13,780	9,398	6,991	320,256
ECL provisions (1)
Stage 1	101	36	129	14	6	7	4	297
Stage 2	431	115	198	10	4	14	—	772
Stage 3	677	808	1,068	27	23	179	—	2,782
Of which: individual	—	29	621	27	23	150	—	850
Of which: collective	677	779	447	—	—	29	—	1,932
	1,209	959	1,395	51	33	200	4	3,851
ECL provisions coverage (2,3)
Stage 1 (%)	0.07	0.20	0.14	0.10	0.04	0.09	0.06	0.10
Stage 2 (%)	3.25	5.53	2.08	1.88	1.38	3.44	—	2.96
Stage 3 (%)	34.05	32.63	41.49	11.59	21.30	22.52	—	34.03
	0.81	4.29	1.35	0.35	0.24	2.13	0.06	1.20
Impairment losses
ECL charge (4)	339	15	147	(6)	(2)	(92)	(3)	398
Stage 1	(75)	(7)	(29)	(5)	(3)	(23)	(1)	(143)
Stage 2	248	(2)	42	—	3	1	—	292
Stage 3	166	24	134	(1)	(2)	(70)	(2)	249
Of which: individual	—	1	167	(1)	(2)	(69)	(2)	94
Of which: collective	166	23	(33)	—	—	(1)	—	155
ECL loss rate - annualised (basis points) (3)	22.59	6.70	14.25	(4.13)	(1.45)	(97.89)	(4.29)	12.43
Amounts written-off	445	372	572	7	9	89	—	1,494
Of which: individual	—	5	189	7	9	62	—	272
Of which: collective	445	367	383	—	—	27	—	1,222

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)	Includes £4 million (2018 – £5 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost.
(3)	ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively.
(4)

Includes a £2 million charge (2018 – £3 million charge) related to other financial assets, of which a £1 million release (2018 – £1 million charge) related to assets classified as FVOCI; and nil (2018 – £31 million release) related to contingent liabilities.

(5)

The table above shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 144 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £76.1 billion and debt securities of £59.4 billion (2018 – £87.2 billion and £57.0 billion respectively).

Key points

•             Total ECL provisions reduced slightly. The increase in Stage 1 ECL was more than offset by reductions in Stage 2 and Stage 3.

•             UK Personal Banking ECL provisions – The increase in Stage 1 and Stage 2 was a result of a combination of portfolio growth and also slight increases in PD reflective of small uplifts in actual default rates, as well as additional ECL raised due to on-going economic uncertainty. The rise in Stage 3 reflected the steady flow of new defaults which have increased slightly year-on-year, however, in unsecured lending the trend flattened in the second half of the year as a result of risk appetite tightening.

•             Ulster Bank RoI – the ECL reduction reflected the continued positive effects from the external environment as well as a residual benefit in 2019 from a 2018 debt sale.

•             Commercial Banking ECL provisions – ECL balances reduced slightly with increases in Stage 1 and Stage 2 offset by a decrease in Stage 3. Despite increased ECL charges, primarily due to a small number of material individual provisions, model enhancements and increased economic uncertainty, the ECL balance reduced as write-offs and repayments offset new charges. Stage 2 loans and advances increased primarily due to model enhancements and increases in exposures managed in the Risk of Credit Loss framework, leading to net transfers from Stage 1.

•             NatWest Markets ECL coverage reduced primarily driven by lower ECL balances, however, Stage 3 increased significantly following the disposal of one large purchased or originated credit impaired asset with no ECL.

•             Provision coverage reduced slightly overall with increases in Stage 3 coverage for both individual and collectively assessed exposures, offset by a slight decrease in Stage 2.

•             The impairment charge – for the year was £696 million, up from £398 million in 2018; primarily this reflected the transitioning from a very benign period towards a more normalised external credit environment as well as the impact of a small number of large individual commercial charges. The cost of risk at 20 basis points remained below RBS’s view of a normalised blended long-term loss rate of 30 to 40 basis points.

∆

RBS – Annual Report on Form 20-F 2019	146

Capital and risk management

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not past							Not past
	Stage 1	due	1-29 DPD	>30 DPD	Total	Stage 3	Total	Stage 1	due	1-29 DPD	>30 DPD	Total	Stage 3	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	144,513	11,921	1,034	603	13,558	1,902	159,973	114	375	45	47	467	823	1,404
Ulster Bank RoI	18,544	1,405	104	133	1,642	2,037	22,223	29	39	6	8	53	693	775
Personal (3)	10,858	944	96	105	1,145	1,877	13,880	12	20	6	6	32	591	635
Wholesale	7,686	461	8	28	497	160	8,343	17	19	—	2	21	102	140
Commercial Banking	88,100	10,837	254	262	11,353	2,162	101,615	152	195	12	7	214	1,021	1,387
Private Banking	14,956	478	63	46	587	207	15,750	7	6	—	1	7	29	43
Personal	11,630	180	60	41	281	192	12,103	3	2	—	1	3	23	29
Wholesale	3,326	298	3	5	306	15	3,647	4	4	—	—	4	6	14
RBS International	14,834	520	18	7	545	121	15,500	4	6	—	—	6	21	31
Personal	2,799	27	17	6	50	65	2,914	1	1	—	—	1	12	14
Wholesale	12,035	493	1	1	495	56	12,586	3	5	—	—	5	9	17
NatWest Markets	9,273	176	4	—	180	169	9,622	10	5	—	—	5	131	146
Central items & other	15,282	3	—	—	3	—	15,285	6	—	—	—	—	—	6
Total loans	305,502	25,340	1,477	1,051	27,868	6,598	339,968	322	626	63	63	752	2,718	3,792
of which:
Personal	169,800	13,072	1,207	755	15,034	4,036	188,870	130	398	51	54	503	1,449	2,082
Wholesale	135,702	12,268	270	296	12,834	2,562	151,098	192	228	12	9	249	1,269	1,710
2018*
UK Personal Banking	134,836	11,442	1,079	725	13,245	1,988	150,069	101	339	44	48	431	677	1,209
Ulster Bank RoI	17,822	1,815	153	112	2,080	2,476	22,378	36	92	11	12	115	808	959
Personal (3)	11,059	1,211	142	105	1,458	2,296	14,813	13	62	11	12	85	673	771
Wholesale	6,763	604	11	7	622	180	7,565	23	30	—	—	30	135	188
Commercial Banking	91,034	8,801	286	430	9,518	2,574	103,126	129	182	8	8	198	1,068	1,395
Private Banking	13,750	307	73	151	531	233	14,514	14	4	1	5	10	27	51
Personal	10,803	125	58	25	208	211	11,222	5	2	1	—	3	24	32
Wholesale	2,947	182	15	126	323	22	3,292	9	2	—	5	7	3	19
RBS International	13,383	250	24	15	289	108	13,780	6	4	—	—	4	23	33
Personal	2,855	25	24	10	59	91	3,005	3	—	—	—	—	17	20
Wholesale	10,528	225	—	5	230	17	10,775	3	4	—	—	4	6	13
NatWest Markets	8,196	407	—	—	407	795	9,398	7	14	—	—	14	179	200
Central items & other	6,964	27	—	—	27	—	6,991	4	—	—	—	—	—	4
Total loans	285,985	23,049	1,615	1,433	26,097	8,174	320,256	297	635	64	73	772	2,782	3,851
of which:
Personal	159,553	12,803	1,303	865	14,971	4,585	179,109	122	403	56	60	519	1,391	2,032
Wholesale	126,432	10,246	312	568	11,126	3,589	141,147	175	232	8	13	253	1,391	1,819

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

For the notes to this table refer to the following page.

RBS – Annual Report on Form 20-F 2019	147

Capital and risk management

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

	ECL provisions coverage							ECL
			Stage 2 (1,2)
		Not past						Total		Amounts
	Stage 1	due	1-29 DPD	>30 DPD	Total	Stage 3	Total	charge	Loss rate	written-off
2019	%	%	%	%	%	%	%	£m	basis points	£m
UK Personal Banking	0.08	3.15	4.35	7.79	3.44	43.27	0.88	393	24.57	235
Ulster Bank RoI	0.16	2.78	5.77	6.02	3.23	34.02	3.49	(34)	(15.30)	85
Personal (3)	0.11	2.12	6.25	5.71	2.79	31.49	4.57	(16)	(11.53)	69
Wholesale	0.22	4.12	—	7.14	4.23	63.75	1.68	(18)	(21.57)	16
Commercial Banking	0.17	1.80	4.72	2.67	1.88	47.22	1.36	391	38.48	450
Private Banking	0.05	1.26	—	2.17	1.19	14.01	0.27	(6)	(3.81)	1
Personal	0.03	1.11	—	2.44	1.07	11.98	0.24	5	4.13	1
Wholesale	0.12	1.34	—	—	1.31	40.00	0.38	(11)	(30.16)	—
RBS International	0.03	1.15	—	—	1.10	17.36	0.20	2	1.29	5
Personal	0.04	3.70	—	—	2.00	18.46	0.48	—	—	5
Wholesale	0.02	1.01	—	—	1.01	16.07	0.14	2	1.59	—
NatWest Markets	0.11	2.84	—	—	2.78	77.51	1.52	(51)	(53.00)	16
Central items and other	0.04	—	—	—	—	—	0.04	1	0.65	—
Total loans	0.11	2.47	4.27	5.99	2.70	41.19	1.12	696	20.47	792
Of which:
Personal	0.08	3.04	4.23	7.15	3.35	35.90	1.10	382	20.23	310
Wholesale	0.14	1.86	4.44	3.04	1.94	49.53	1.13	314	20.78	482

2018*
UK Personal Banking	0.07	2.96	4.08	6.62	3.25	34.05	0.81	339	22.59	445
Ulster Bank RoI	0.20	5.07	7.19	10.71	5.53	32.63	4.29	15	6.70	372
Personal (3)	0.12	5.12	7.75	11.43	5.83	29.31	5.20	20	13.50	343
Wholesale	0.34	4.97	—	—	4.82	75.00	2.49	(5)	(6.61)	29
Commercial Banking	0.14	2.07	2.80	1.86	2.08	41.49	1.35	147	14.25	572
Private Banking	0.10	1.30	1.37	3.31	1.88	11.59	0.35	(6)	(4.13)	7
Personal	0.05	1.60	1.72	—	1.44	11.37	0.29	(6)	(5.35)	5
Wholesale	0.31	1.10	—	3.97	2.17	13.64	0.58	—	—	2
RBS International	0.04	1.60	—	—	1.38	21.30	0.24	(2)	(1.45)	9
Personal	0.11	—	—	—	—	18.68	0.67	2	6.66	9
Wholesale	0.03	1.78	—	—	1.74	35.29	0.12	(4)	(3.71)	—
NatWest Markets	0.09	3.44	—	—	3.44	22.52	2.13	(92)	(97.89)	89
Central items and other	0.06	—	—	—	—	—	0.06	(3)	(4.29)	—
Total loans	0.10	2.76	3.96	5.09	2.96	34.03	1.20	398	12.43	1,494
Of which:
Personal	0.08	3.15	4.30	6.94	3.47	30.34	1.13	354	19.76	776
Wholesale	0.14	2.26	2.56	2.29	2.27	38.76	1.29	44	3.12	718

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)        30 DPD  – 30 days past due, the mandatory 30 days past due backstop is prescribed by IFRS 9 for significant increase in credit risk.

(2)        ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

(3)        Includes a £5 million release and a £3 million write off (2018 - £1 million charge and £3 million write-off) related to the business banking portfolio in Ulster Bank RoI.

Key points

•    UK Personal Banking and Ulster Bank RoI accounted for the vast majority of Personal provisions. In Ulster Bank RoI, Personal provisions were primarily driven by Stage 3 impairments in the legacy mortgage portfolio which continue to reduce reflecting improved customer engagement and the positive effects from the external economic environment. For UK Personal Banking, the year-on-year increase reflected a combination of portfolio growth and also slight increases in PD. This was primarily due to small uplifts in actual default rates, however, in unsecured lending the trend flattened in the second half of the year as a result of risk appetite tightening. Additional ECL was also raised as a result of the ongoing uncertain economic outlook. Provision coverage increased slightly.

•    The UK Personal Banking charge for the year of £393 million, 25 basis points, increased slightly year-on-year (2018  – 23 basis points) reflecting a slight rise in default rates and also lower recoveries and impairment benefits from debt sales.

•    In Ulster Bank RoI, there was a net impairment release of £34 million for the year driven by portfolio improvements, the impact of debt sales, write-backs on legacy defaulted stock and an IFRS 9 accounting adjustment for interest in suspense recoveries.

•     Commercial Banking accounted for the majority of Wholesale exposures. The Commercial Banking charge for the year of £391 million, 38 basis points, increased year-on-year (2018  – 14 basis points) primarily due to a small number of material individual provisions, model enhancements and increased economic uncertainty. Stage 3 provisions were the largest contributor to the overall ECL provisions which reduced during the year as increased charges for Stage 3 impairments were more than offset by higher write-offs and repayments. Provision coverage overall remained broadly stable with increases in Stage 3 coverage for both individual and collective assessments, offset by a slight decrease in Stage 2.

•    NatWest Markets impairment releases were primarily from legacy assets.

•    In performing exposures (Stage 1 and Stage 2), materially higher ECL provision was held in credit-deteriorated Stage 2 exposures than in Stage 1. This was in line with expectations and was also reflected in provision coverage levels.

•    The majority of Stage 2 exposures were less than 30 days past due. This was in line with expectations, since PD deterioration is the primary driver of credit deterioration.

•    The differing cover rates between the Personal and Wholesale portfolios largely reflected differences in asset mix, including security cover, and the differing effects of external environment events.

∆

RBS – Annual Report on Form 20-F 2019	148

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region based on the country of operation of the customer.

	Personal				Wholesale					Total
		Credit	Other
Mortgages (1)		cards	personal	Total	Property	Corporate	FI	Sovereign	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- UK	160,431	4,383	10,176	174,990	33,644	58,666	22,564	3,479	118,353	293,343
- RoI	13,572	95	213	13,880	1,310	4,169	513	3,167	9,159	23,039
- Other Europe	—	—	—	—	921	4,350	5,120	328	10,719	10,719
- RoW	—	—	—	—	496	3,857	8,069	445	12,867	12,867
Loans by asset quality (2,6)	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- AQ1	3,837	—	665	4,502	4,474	2,272	17,841	1,931	26,518	31,020
- AQ2	2,866	—	—	2,866	2,490	496	1,763	1,780	6,529	9,395
- AQ3	277	—	—	277	2,465	5,561	2,939	3,520	14,485	14,762
- AQ4	92,520	375	625	93,520	6,574	14,660	9,979	41	31,254	124,774
- AQ5	58,051	786	1,708	60,545	10,419	19,584	2,027	107	32,137	92,682
- AQ6	5,253	1,211	3,344	9,808	5,809	13,470	811	3	20,093	29,901
- AQ7	5,326	1,531	2,328	9,185	2,853	11,404	867	30	15,154	24,339
- AQ8	1,379	393	792	2,564	302	1,478	20	2	1,802	4,366
- AQ9	1,217	66	284	1,567	90	468	6	—	564	2,131
- AQ10	3,277	116	643	4,036	895	1,649	13	5	2,562	6,598
Loans by stage	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- Stage 1	159,261	3,103	7,436	169,800	32,896	59,689	35,707	7,410	135,702	305,502
- Stage 2	11,465	1,259	2,310	15,034	2,580	9,704	546	4	12,834	27,868
- Stage 3	3,277	116	643	4,036	895	1,649	13	5	2,562	6,598
- Of which: individual	235	—	21	256	646	1,137	7	5	1,795	2,051
- Of which: collective	3,042	116	622	3,780	249	512	6	—	767	4,547
Loans - past due analysis (3,4)	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- Not past due	169,536	4,313	9,473	183,322	35,445	68,730	36,214	7,365	147,754	331,076
- Past due 1-29 days	1,578	43	164	1,785	317	1,339	36	54	1,746	3,531
- Past due 30-89 days	955	36	123	1,114	82	271	7	—	360	1,474
- Past due 90-180 days	495	30	84	609	26	148	—	—	174	783
- Past due >180 days	1,439	56	545	2,040	501	554	9	—	1,064	3,104
Loans - Stage 2	11,465	1,259	2,310	15,034	2,580	9,704	546	4	12,834	27,868
- Not past due	9,798	1,204	2,070	13,072	2,466	9,266	534	4	12,270	25,342
- Past due 1-29 days	1,050	29	128	1,207	49	214	5	—	268	1,475
- Past due 30-89 days	617	26	112	755	65	224	7	—	296	1,051
Weighted average life**
- ECL measurement (years)	9	2	6	5	6	6	3	1	6	6
Weighted average 12 months PDs**
- IFRS 9 (%)	0.31	3.86	2.98	0.54	0.63	0.98	0.13	0.05	0.60	0.56
- Basel (%)	0.81	3.59	3.75	1.03	0.96	1.25	0.20	0.07	0.83	0.94
ECL provisions by geography	964	261	857	2,082	494	1,181	28	7	1,710	3,792
- UK	342	259	846	1,447	424	800	14	4	1,242	2,689
- RoI	622	2	11	635	39	117	3	1	160	795
- Other Europe	—	—	—	—	28	130	9	1	168	168
- RoW	—	—	—	—	3	134	2	1	140	140
ECL provisions by stage	964	261	857	2,082	494	1,181	28	7	1,710	3,792
- Stage 1	25	40	65	130	45	124	16	7	192	322
- Stage 2	118	132	253	503	47	198	4	—	249	752
- Stage 3	821	89	539	1,449	402	859	8	—	1,269	2,718
- Of which: individual	24	—	11	35	236	521	4	—	761	796
- Of which: collective	797	89	528	1,414	166	338	4	—	508	1,922
ECL provisions coverage (%)	0.55	5.83	8.25	1.10	1.36	1.66	0.08	0.09	1.13	1.12
- Stage 1 (%)	0.02	1.29	0.87	0.08	0.14	0.21	0.04	0.09	0.14	0.11
- Stage 2 (%)	1.03	10.48	10.95	3.35	1.82	2.04	0.73	—	1.94	2.70
- Stage 3 (%)	25.05	76.72	83.83	35.90	44.92	52.09	61.54	—	49.53	41.19
ECL charge	25	104	253	382	33	283	(4)	2	314	696
- UK	28	105	261	394	64	230	(4)	2	292	686
- RoI	(3)	(1)	(8)	(12)	(2)	(16)	1	—	(17)	(29)
- Other Europe	—	—	—	—	(29)	117	—	—	88	88
- RoW	—	—	—	—	—	(48)	(1)	—	(49)	(49)
ECL loss rate (%)	0.01	2.32	2.44	0.20	0.09	0.40	(0.01)	0.03	0.21	0.20
Amounts written-off	78	76	156	310	250	219	13	—	482	792

**Not within audit scope

For the notes to this table refer to page 152.

RBS – Annual Report on Form 20-F 2019	149

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

	Personal				Wholesale
		Credit	Other
Mortgages		cards	personal	Total	Property	Corporate	FI	Sovereign	Total	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- <1 year	3,996	2,750	3,480	10,226	7,318	24,539	27,299	5,477	64,633	74,859
- 1-5 year	8,771	1,728	5,769	16,268	19,774	31,215	7,922	1,164	60,075	76,343
- 5 year	161,236	—	1,140	162,376	9,279	15,288	1,045	778	26,390	188,766
Other financial assets by asset quality (2)	—	—	—	—	—	110	12,185	123,170	135,465	135,465
- AQ1-AQ4	—	—	—	—	—	110	11,742	122,906	134,758	134,758
- AQ5-AQ8	—	—	—	—	—	—	441	264	705	705
- AQ9	—	—	—	—	—	—	2	—	2	2
Off-balance sheet (5)	14,348	16,686	12,332	43,366	15,383	51,390	16,742	1,022	84,537	127,903
- Loan commitments	14,345	16,686	12,285	43,316	14,739	47,883	15,417	1,021	79,060	122,376
- Financial guarantees	3	—	47	50	644	3,507	1,325	1	5,477	5,527
Off-balance sheet by asset quality (2,5)	14,348	16,686	12,332	43,366	15,383	51,390	16,742	1,022	84,537	127,903
- AQ1-AQ4	13,506	3,818	10,049	27,373	11,364	34,852	15,397	984	62,597	89,970
- AQ5-AQ8	832	12,588	2,271	15,691	3,948	16,228	1,340	38	21,554	37,245
- AQ9	1	4	12	17	11	49	4	—	64	81
- AQ10	9	276	—	285	60	261	1	—	322	607

For the notes to this table refer to page 152.

RBS – Annual Report on Form 20-F 2019	150

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	Cards	personal	Total	Property	Corporate	FI	Sovereign	Total
2018*	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	165,302	4,218	9,589	179,109	36,790	72,370	25,020	6,967	141,147	320,256
- UK	150,312	4,114	9,125	163,551	33,921	60,701	11,610	3,090	109,322	272,873
- RoI	14,491	104	236	14,831	1,121	3,762	392	2,497	7,772	22,603
- Other Europe	102	—	67	169	1,400	3,772	5,912	1,087	12,171	12,340
- RoW	397	—	161	558	348	4,135	7,106	293	11,882	12,440
Loans by asset quality (2,6)	165,302	4,218	9,589	179,109	36,790	72,370	25,020	6,967	141,147	320,256
-AQ1	2,324	—	473	2,797	4,854	1,294	7,284	2,753	16,185	18,982
-AQ2	403	—	—	403	2,060	1,626	1,751	1,136	6,573	6,976
-AQ3	1,442	—	—	1,442	2,196	5,098	2,305	2,884	12,483	13,925
-AQ4	100,820	35	567	101,422	7,023	14,569	11,057	29	32,678	134,100
-AQ5	42,091	1,029	2,509	45,629	9,171	20,056	1,388	121	30,736	76,365
-AQ6	2,699	1,170	2,226	6,095	5,386	12,730	757	12	18,885	24,980
-AQ7	8,663	1,504	2,314	12,481	3,959	13,403	417	27	17,806	30,287
-AQ8	1,686	287	687	2,660	299	1,462	12	1	1,774	4,434
- AQ9	1,287	69	239	1,595	74	359	5	—	438	2,033
- AQ10	3,887	124	574	4,585	1,768	1,773	44	4	3,589	8,174
Loans by stage	165,302	4,218	9,589	179,109	36,790	72,370	25,020	6,967	141,147	320,256
- Stage 1	149,760	2,851	6,942	159,553	33,145	61,844	24,502	6,941	126,432	285,985
- Stage 2	11,655	1,243	2,073	14,971	1,877	8,753	474	22	11,126	26,097
- Stage 3	3,887	124	574	4,585	1,768	1,773	44	4	3,589	8,174
of which: individual	266	—	35	301	1,304	1,232	23	—	2,559	2,860
of which: collective	3,621	124	539	4,284	464	541	21	4	1,030	5,314
Loans - past due analysis (3,4)	165,302	4,218	9,589	179,109	36,790	72,370	25,020	6,967	141,147	320,256
- Not past due	160,222	4,027	8,749	172,998	35,451	69,869	24,397	6,923	136,640	309,638
- Past due 1-29 days	1,727	69	180	1,976	271	1,397	604	42	2,314	4,290
- Past due 30-89 days	1,064	40	105	1,209	273	349	11	2	635	1,844
- Past due 90-180 days	659	30	70	759	57	90	1	—	148	907
- Past due >180 days	1,630	52	485	2,167	738	665	7	—	1,410	3,577
Loans - Stage 2	11,655	1,243	2,073	14,971	1,877	8,753	474	22	11,126	26,097
- Not past due	9,788	1,172	1,843	12,803	1,556	8,196	472	22	10,246	23,049
- Past due 1-29 days	1,126	43	133	1,302	68	244	1	—	313	1,615
- Past due 30-89 days	741	28	97	866	253	313	1	—	567	1,433
Weighted average life**
- ECL measurement (years)	8	2	3	5	3	3	4	3	3	4
Weighted average 12 months PDs**
- IFRS 9 (%)	0.32	4.03	2.77	0.54	0.75	0.97	0.14	0.06	0.75	0.62
- Basel (%)	0.84	3.52	3.50	1.04	0.95	1.43	0.23	0.06	1.01	1.03
ECL provisions by geography	1,060	233	739	2,032	672	1,085	55	7	1,819	3,851
- UK	316	230	715	1,261	585	665	31	4	1,285	2,546
- RoI	744	3	24	771	50	156	2	1	209	980
- Other Europe	—	—	—	—	27	71	19	1	118	118
- RoW	—	—	—	—	10	193	3	1	207	207
ECL provisions by stage	1,060	233	739	2,032	672	1,085	55	7	1,819	3,851
- Stage 1	23	38	61	122	43	111	14	7	175	297
- Stage 2	151	120	248	519	40	203	10	—	253	772
- Stage 3	886	75	430	1,391	589	771	31	—	1,391	2,782
of which: individual	27	—	14	41	358	432	19	—	809	850
of which: collective	859	75	416	1,350	231	339	12	—	582	1,932
ECL provisions coverage (%)	0.64	5.52	7.71	1.13	1.83	1.50	0.22	0.10	1.29	1.20
- Stage 1 (%)	0.02	1.33	0.88	0.08	0.13	0.18	0.06	0.10	0.14	0.10
- Stage 2 (%)	1.30	9.65	11.96	3.47	2.13	2.32	2.11	—	2.27	2.96
- Stage 3 (%)	22.79	60.48	74.91	30.34	33.31	43.49	70.45	—	38.76	34.03
ECL charge	57	87	210	354	30	13	3	(2)	44	398
- UK	38	88	207	333	31	9	6	(2)	44	377
- RoI	19	(1)	3	21	(1)	(3)	(1)	—	(5)	16
- Other Europe	—	—	—	—	—	8	(2)	—	6	6
- RoW	—	—	—	—	—	(1)	—	—	(1)	(1)
ECL loss rate (%)	0.03	2.06	2.19	0.20	0.08	0.02	0.01	(0.03)	0.03	0.12
Amounts written-off	368	79	329	776	292	395	31	—	718	1,494

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

**Not within audit scope.

For the notes to this table refer to the following page.

RBS – Annual Report on Form 20-F 2019	151

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

	Personal				Wholesale
		Credit	Other
Mortgages		cards	personal	Total	Property	Corporate	FI	Sovereign	Total	Total
2018*	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	165,302	4,218	9,589	179,109	36,790	72,370	25,020	6,967	141,147	320,256
- <1 year	11,260	919	4,966	17,145	9,555	29,860	17,608	6,362	63,385	80,530
- 1-5 year	35,233	3,299	3,820	42,352	18,839	30,815	6,170	245	56,069	98,421
- 5 year	118,809	—	803	119,612	8,396	11,695	1,242	360	21,693	141,305
Other financial assets by asset quality (2)	—	—	—	—	105	652	8,838	134,546	144,141	144,141
- AQ1-AQ4	—	—	—	—	105	10	8,110	134,546	142,771	142,771
- AQ5-AQ8	—	—	—	—	—	642	721	—	1,363	1,363
- AQ9	—	—	—	—	—	—	4	—	4	4
- AQ10	—	—	—	—	—	—	3	—	3	3
Off-balance sheet (5)	13,228	16,613	12,229	42,070	16,044	52,730	28,761	29,277	126,812	168,882
- Loan commitments	13,228	16,613	12,229	42,070	15,335	48,569	26,684	29,276	119,864	161,934
- Financial guarantees	—	—	—	—	709	4,161	2,077	1	6,948	6,948
Off-balance sheet by asset quality (2,5)	13,228	16,613	12,229	42,070	16,044	52,730	28,761	29,277	126,812	168,882
- AQ1-AQ4	12,116	422	9,103	21,641	11,945	36,134	27,364	29,262	104,705	126,346
- AQ5-AQ8	1,101	15,900	3,116	20,117	3,928	16,390	1,397	15	21,730	41,847
- AQ9	1	8	10	19	6	46	—	—	52	71
- AQ10	10	283	—	293	165	160	—	—	325	618

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)	Includes a portion of secured lending in Private Banking, in line with ECL calculation methodology.
(2)	AQ bandings are based on Basel PDs and mapping is as follows:

	Internal asset quality band	Probability of default range	Indicative S&P rating
	AQ1	0% - 0.034%	AAA to AA
	AQ2	0.034% - 0.048%	AA to AA-
	AQ3	0.048% - 0.095%	A+ to A
	AQ4	0.095% - 0.381%	BBB+ to BBB-
	AQ5	0.381% - 1.076%	BB+ to BB
	AQ6	1.076% - 2.153%	BB- to B+
	AQ7	2.153% - 6.089%	B+ to B
	AQ8	6.089% - 17.222%	B- to CCC+
	AQ9	17.222% - 100%	CCC to C
	AQ10	100%	D

£0.3 billion (2018 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the draw down of which is effectively prohibited.
(3)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for significant increase in credit risk.
(4)

Days past due – Personal products: at a high level, for amortising products, the number of days past due is derived from the arrears amount outstanding and the monthly repayment instalment. For credit cards, it is based on payments missed, and for current accounts the number of continual days in excess of borrowing limit. Wholesale products: the number of days past due for all products is the number of continual days in excess of borrowing limit.

(5)

Off-balance sheet exposures are managed in line with regulatory requirements. Therefore, any change in regulatory treatment is considered a business change. The decrease of £41.0 billion during the year primarily relates to revision of the treatments of nostros in line with the CRR requirements.

(6)	AQ10 includes £0.6 billion (2018 - £0.6 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but included in Stage 3.

Wholesale forbearance

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed on page 155.

	FI	Property	Sovereign	Other corporate	Total
2019	£m	£m	£m	£m	£m
Forbearance (flow)	35	546	—	2,254	2,835
Forbearance (stock)	35	675	—	3,223	3,933
Heightened Monitoring and Risk of Credit Loss	107	1,209	—	4,207	5,523
2018
Forbearance (flow)	14	305	—	2,247	2,566
Forbearance (stock)	15	477	—	2,756	3,248
Heightened Monitoring and Risk of Credit Loss	100	503	16	4,145	4,764

RBS – Annual Report on Form 20-F 2019	152

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis (audited)

Key points

•           Geography – The vast majority of exposures were in the UK and the Republic of Ireland. Other exposures in Europe and the rest of the world were Wholesale in nature. Mortgages, the vast majority of which are in the UK, accounted for more than half of the total exposure.

•           Asset quality – Measured against RBS’s asset quality scale, 53% of lending exposure was rated in the AQ1-AQ4 bands at 31 December 2019, compared to 54% in 2018. This equated to an indicative investment rating of BBB- or above. Specifically, 54% of Personal (2018 – 59%) and 52% of Wholesale lending exposure (2018 – 48%) were in the AQ1-AQ4 category respectively. The movement in Personal was primarily driven by UK mortgages, with a movement in assets from AQ4-AQ5, which was reflective of a slight increase in the portfolio default rate from a low level that included the effect of the natural seasoning of strong business growth in prior years.

•           Loans by stage – The percentage of exposures in Stage 2, significantly credit deteriorated, remained broadly unchanged in the year at 8.2% (2018 – 8.1%). Stage 3 assets, which align to AQ10, represented 1.9% of total exposures, and was down in the year (2018 – 2.6%). Similar to 2018, the Personal portfolio had a higher proportion of unsecured lending assets in Stage 2 than the mortgage portfolio. The percentage of the Wholesale portfolio in Stage 2 and Stage 3 was similar to that in the Personal portfolio.

•           Loans – Past due analysis – The vast majority of assets overall were not past due, with the Stage 2 classification driven primarily by changes in lifetime PD. (For further detail, refer to the Significant increase in credit risk section). In mortgages, the majority of assets past due by more than 180 days were in Ulster Bank RoI reflecting their legacy mortgage portfolio and the residual effects from the financial crisis. In other Personal, the relatively high level of exposures past due by more than 90 days reflected the fact that impaired assets can be held on balance sheet with commensurate ECL provision for up to six years after default. Similarly, in the Wholesale portfolio, impaired assets can be held on the balance sheet for a significant period of time while restructuring and recovery processes are concluded.

•           Weighted average 12 months PDs – In Wholesale, Basel PDs, which are based on a through-the-cycle approach, tend to be higher than point-in-time best estimate IFRS 9 PDs, reflecting the current state in the economic cycle, and also an element of conservatism in the regulatory capital framework. In Personal, the Basel PDs, which are point-in-time estimates, tend to be higher, also reflecting conservatism, higher in mortgages than other products, and an element of default rate under-prediction in the IFRS 9 PD models. This has been mitigated by ECL overlays (refer to Governance and post model adjustments on page 141) The IFRS 9 PD for credit cards was higher than the Basel equivalent and reflected the relative sensitivity of the IFRS 9 model to forward-looking economic drivers. PDs overall remained broadly stable. The rise in other personal was reflective of slight increases in default rates addressed by risk appetite tightening. Overall Wholesale PDs slightly improved compared with the prior year, primarily driven by reductions in the property sector.

•           ECL provision by geography – In line with exposures by geography, the vast majority of ECL related to exposures in the UK and the Republic of Ireland. The ECL in the Republic of Ireland, was mainly in Stage 3 impaired assets in the legacy Ulster Bank RoI mortgage portfolio which reduced during the year.

•           ECL provision by stage and coverage – The majority of ECL by value was in Stage 3 impaired, with similar seen in both Personal and Wholesale. Provision coverage was progressively higher by stage reflecting the lifetime nature of losses in both Stage 2 and Stage 3. In the Personal portfolio, provision coverage was materially lower in mortgages relative to credit cards and other Personal, reflecting the secured nature of the facilities. For Wholesale exposures, security and enterprise value mitigated against losses in Stage 3. At a total Wholesale level, the Stage 3 provision coverage increased versus 2018. In Ulster Bank RoI, the reduction in Stage 3 ECL reflected improved customer engagement and the positive effects from the external economic environment as well as a residual benefit in 2019 from a 2018 debt sale.

•           The ECL Impairment charge for the year was £696 million up from £398 million in 2018; primarily this reflected the transitioning from a very benign period towards a more normalised external credit environment as well as the impact of a small number of large individual commercial charges. The cost of risk at 20 basis points remained below RBS’s view of a normalised blended long-term loss rate of 30 to 40 basis points.

•           Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities, these assets were mainly within the AQ1-AQ4 category.

•           Off-balance sheet exposures by asset quality – For Personal exposures, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposure, where a formal offer had been made to a customer but had not yet been drawn down. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality distribution in mortgages remained heavily weighted to the highest quality bands AQ1-AQ4, with credit card concentrated in the risk bands AQ5-AQ8. In Wholesale, the significant majority of undrawn exposure, relating mainly to loan commitments, was in the AQ1-AQ4 category.

•           Forbearance – Completed forbearance flow in 2019 for Wholesale was £2.8 billion (2018 – £2.6 billion). Forbearance granted in the property sector increased to £546 million (2018 – £305 million), driven by individually significant exposures. Retail and Leisure forbearance flow increased to £535 million (2018 – £425 million). Of the forbearance that completed during the year, £1.3 billion (2018 – £1.1 billion) related to payment concessions and £1.5 billion (2018 – £1.4 billion) related to non-payment concessions. Forbearance stock increased by £0.7 billion, from £3.2 billion to £3.9 billion, primarily due to an increase in forborne exposure in the transport, property, services and retail and leisure sectors. Both flow and stock volumes were lower than in 2018.

•           Heightened Monitoring and Risk of Credit Loss – Exposure increased to £5.5 billion (2018 – £4.8 billion). Exposure in the property sector increased to £1.2 billion (2018 – £0.5 billion) driven by individually significant exposures. Individual case numbers in the property sector and across the Heightened Monitoring and Risk of Credit Loss portfolio in its entirety were marginally lower, despite the economic uncertainty during the year.

∆

RBS – Annual Report on Form 20-F 2019	153

Capital and risk management

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM).

	Gross		Maximum credit risk		CREM by type			CREM coverage		Exposure post CREM
	exposure	ECL	Total	Stage 3	Financial (1)	Property	Other (2)	Total	Stage 3	Total	Stage 3
2019	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	76.1	—	76.1	—	—	—	—	—	—	76.1	—
Loans - amortised cost (3)	340.0	3.8	336.2	3.9	11.5	212.1	28.3	251.9	3.4	84.3	0.5
Personal (4)	188.9	2.1	186.8	2.6	0.1	172.7	—	172.8	2.4	14.0	0.2
Wholesale (5)	151.1	1.7	149.4	1.3	11.4	39.4	28.3	79.1	1.0	70.3	0.3
Debt securities	59.4	—	59.4	—	—	—	—	—	—	59.4	—
Total financial assets	475.5	3.8	471.7	3.9	11.5	212.1	28.3	251.9	3.4	219.8	0.5

Contingent liabilities and commitments
Personal (6,7)	43.4	—	43.4	0.3	—	4.4	—	4.4	—	39.0	0.3
Wholesale	84.5	—	84.5	0.3	0.6	6.3	6.3	13.2	—	71.3	0.3
Total off-balance sheet	127.9	—	127.9	0.6	0.6	10.7	6.3	17.6	—	110.3	0.6
Total exposure	603.4	3.8	599.6	4.5	12.1	222.8	34.6	269.5	3.4	330.1	1.1

2018*
Financial assets
Cash and balances at central banks	87.2	—	87.2	—	—	—	—	—	—	87.2	—
Loans - amortised cost (3)	320.2	3.8	316.4	5.4	4.1	202.1	27.3	233.5	4.8	82.9	0.6
Personal (4)	179.1	2.0	177.1	3.2	—	164.1	—	164.1	3.0	13.0	0.2
Wholesale (5)	141.1	1.8	139.3	2.2	4.1	38.0	27.3	69.4	1.8	69.9	0.4
Debt securities	57.0	—	57.0	—	—	—	—	—	—	57.0	—
Total financial assets	464.4	3.8	460.6	5.4	4.1	202.1	27.3	233.5	4.8	227.1	0.6

Contingent liabilities and commitments
Personal (6,7)	42.1	—	42.1	0.3	—	4.9	—	4.9	—	37.2	0.3
Wholesale	126.8	—	126.8	0.3	0.6	5.9	6.1	12.6	—	114.2	0.3
Total off-balance sheet	168.9	—	168.9	0.6	0.6	10.8	6.1	17.5	—	151.4	0.6
Total exposure	633.3	3.8	629.5	6.0	4.7	212.9	33.4	251.0	4.8	378.5	1.2

*2018 data has been restated for a change to presentation of unrecognised interest, refer to Accounting policy 1, Other amendments to IFRS, for further details. Also restated for the inclusion of non-modelled portfolios, primarily Private Banking and RBS International mortgage portfolios and associated CREM amounts.

Notes:

(1)        Includes cash and securities collateral.

(2)        Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give RBS a legal right to set off the financial asset against a financial liability due to the same counterparty.

(3)        RBS holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. RBS obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.

(4)        Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through on-going engagement with customers.

(5)        Stage 3 exposures post credit risk enhancement and mitigation in wholesale mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.

(6)        £0.3 billion (2018 – £0.3 billion) Personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited.

(7)        The Personal gross exposure value includes £9.6 billion (2018 – £7.9 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower’s property.

∆

RBS – Annual Report on Form 20-F 2019	154

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	2019					2018*
	UK Personal	Ulster	Private	RBS		UK Personal	Ulster	Private	RBS
Personal lending	Banking	Bank RoI	Banking	International	Total	Banking	Bank RoI	Banking	International	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	147,489	13,598	9,955	2,620	173,662	138,250	14,503	9,089	2,687	164,529
Of which:
Owner occupied	132,698	12,593	8,714	1,747	155,752	122,642	13,235	7,959	1,784	145,620
Buy-to-let	14,791	1,005	1,241	874	17,911	15,608	1,268	1,130	903	18,909
Interest only - variable	6,279	165	3,646	371	10,461	8,358	188	3,874	489	12,909
Interest only - fixed	12,891	9	4,604	241	17,745	12,229	12	3,639	187	16,067
Mixed (1)	6,288	61	1	20	6,370	6,036	69	2	18	6,125
Impairment provisions (2)	309	622	13	11	955	282	743	12	19	1,056
Other personal lending (3)	12,778	308	1,767	280	15,133	11,633	331	1,678	55	13,697
Impairment provisions (2)	1,087	13	16	1	1,117	920	26	21	1	968
Total personal lending	160,267	13,906	11,722	2,900	188,795	149,883	14,834	10,767	2,742	178,226
Mortgage LTV ratios
- Total portfolio	57%	60%	57%	58%	57%	56%	62%	56%	58%	57%
- Stage 1	57%	57%	57%	57%	57%	56%	58%	56%	57%	56%
- Stage 2	58%	67%	60%	64%	59%	58%	67%	58%	55%	59%
- Stage 3	55%	73%	70%	80%	66%	55%	77%	58%	99%	69%
- Buy-to-let	53%	61%	54%	53%	54%	53%	64%	53%	53%	54%
- Stage 1	52%	57%	54%	53%	52%	53%	58%	53%	52%	53%
- Stage 2	57%	69%	57%	51%	59%	57%	72%	53%	57%	60%
- Stage 3	59%	75%	58%	66%	67%	58%	78%	68%	75%	72%
Gross new mortgage lending (4)	31,857	1,184	2,112	355	35,508	29,555	1,015	1,846	353	32,769
Of which:
Owner occupied	30,779	1,175	1,889	248	34,091	28,608	1,005	1,689	241	31,543
Weighted average LTV	69%	75%	65%	71%	69%	69%	73%	62%	68%	69%
Buy-to-let	1,078	10	222	107	1,417	947	11	157	112	1,227
Weighted average LTV	60%	58%	60%	63%	60%	61%	57%	55%	61%	60%
Interest only - variable rate	56	—	688	4	748	43	—	697	13	753
Interest only - fixed rate	1,275	—	993	51	2,319	1,189	—	764	43	1,996
Mixed (1)	1,074	1	—	4	1,079	912	1	—	—	913

Forbearance flow	450	177	4	5	636	446	212	11	16	685
Forbearance stock	1,212	2,229	2	11	3,454	1,338	2,778	8	17	4,141
Current	623	1,149	1	9	1,782	724	1,327	6	14	2,071
1-3 months in arrears	338	157	—	1	496	350	268	—	1	619
> 3 months in arrears	251	923	1	1	1,176	264	1,183	2	3	1,452

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)        Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.

(2)        For UK Personal Banking this excludes a non-material amount of provisions held on relatively small legacy portfolios.

(3)        Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that that are commercial in nature.

(4)        UK Personal Banking excludes additional lending to existing customers.

Key points

•              The overall credit risk profile of the Personal portfolio, and its performance against credit risk appetite, remained stable during 2019.

•              Total mortgage lending grew by £9.1 billion with new lending partly offset by redemptions and repayments.

•              New mortgage lending was higher than in 2018. The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included LTV ratios, buy-to-let concentrations, new-build concentrations and credit quality. Underwriting standards were maintained during the period.

•              Owner occupied and buy-to-let – Mortgage growth was driven by the owner occupied portfolio. New mortgages in the buy-to-let portfolio remained subdued as tax and regulatory changes in the UK reduced borrower activity.

•              LTVs – The new lending and the mortgage portfolio weighted average LTV ratio remained stable, reflecting slower UK house price growth.

•              Interest only – By value, the proportion of mortgages on interest only and mixed terms (capital and interest only) reduced. This was driven by low proportions of buy to-let and owner occupied interest only new business.

•              Regional mortgage analysis – 43% of the stock of lending was in Greater London and the South East (2018 – 42%). The average weighted LTV for these regions was 53% (2018 – 51%) compared to 57% for all regions.

•              Interest rate profile – 86% of customers in the UK Personal Banking mortgage portfolio were on fixed rates (58% on five-year deals). In addition, 99% of all new mortgage completions were fixed-rate deals (57% of these were five-year deals).

•              Other lending – UK Personal Banking balances continued to increase, up 9.8%, with growth observed across both credit card and loan portfolios.

•              Provisions – The decrease in mortgage provision was primarily due to reduced provisioning requirements in Ulster Bank RoI, reflected improved customer engagement and the continued positive effects from the external environment. In Other personal, the increase was primarily a result of Stage 3 assets and reflected the steady flow of new defaults which increased slightly year-on-year, however, in unsecured lending the trend flattened in the second half of the year as a result of risk appetite tightening.

•              Other lending asset quality – Overall new lending quality was stable in 2019, with observed deterioration in loans addressed by management actions. Credit card new business quality improved in 2019 due to the introduction of credit enhancements to online marketing controls and new product offers.

RBS – Annual Report on Form 20-F 2019	155

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio (audited)

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.

	Mortgages						ECL provisions				ECL provisions coverage (2)
				Not within
				IFRS 9		Of which:
UK Personal Banking				ECL		gross new
	Stage 1	Stage 2	Stage 3	scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	47,746	3,375	511	159	51,791	4,661	2	19	90	111	—	0.6	17.6	0.2
>50% and ≤70%	47,224	3,804	463	91	51,582	8,723	3	29	68	100	—	0.8	14.7	0.2
>70% and ≤80%	23,235	1,568	150	39	24,992	8,366	2	14	26	42	—	0.9	17.1	0.2
>80% and ≤90%	14,030	1,111	85	25	15,251	8,675	2	12	18	32	—	1.1	20.5	0.2
>90% and ≤100%	3,401	174	20	15	3,610	1,208	1	4	5	10	—	2.5	25.4	0.3
>100% and ≤110%	42	34	8	1	85	—	—	2	2	4	0.1	5.1	25.3	4.4
>110% and ≤130%	47	38	7	1	93	—	—	2	2	4	0.1	6.1	33.5	5.0
>130% and ≤150%	19	22	6	1.0	48	—	—	1	2	3	0.1	6.3	27.7	6.5
>150%	3	6	3	—	12	—	—	—	2	2	0.1	6.5	45.7	15.2
Total with LTVs	135,747	10,132	1,253	332	147,464	31,633	10	83	215	308	—	0.8	17.0	0.2
Other	21	3	1	—	25	224	—	—	1	1	0.1	4.2	81.2	3.2
Total	135,768	10,135	1,254	332	147,489	31,857	10	83	216	309	—	0.8	17.1	0.2

2018*
≤50%	47,111	3,423	516	153	51,203	4,779	2	16	98	116	—	0.5	19.0	0.2
>50% and ≤70%	44,037	3,632	459	49	48,177	8,535	2	23	60	85	—	0.6	13.0	0.2
>70% and ≤80%	20,345	1,490	135	15	21,985	7,434	1	11	17	29	—	0.7	12.4	0.1
>80% and ≤90%	12,733	1,118	81	12	13,944	7,524	2	12	12	26	—	1.1	15.4	0.2
>90% and ≤100%	2,343	178	24	7	2,552	1,104	1	4	4	9	—	2.4	18.5	0.4
>100% and ≤110%	57	35	8	1	101	—	—	2	2	4	0.1	4.6	21.6	3.4
>110% and ≤130%	53	41	9	2	105	—	—	2	2	4	0.1	5.4	22.4	4.0
>130% and ≤150%	23	23	6	—	52	—	—	1	1	2	0.1	6.2	20.5	5.2
>150%	3	9	3	—	15	—	—	1	1	2	0.1	6.2	26.4	9.1
Total with LTVs	126,705	9,949	1,241	239	138,134	29,376	8	72	197	277	—	0.7	15.9	0.2
Other	96	13	4	3	116	179	—	1	3	4	—	4.7	81.9	3.6
Total	126,801	9,962	1,245	242	138,250	29,555	8	73	200	281	—	0.7	16.1	0.2

	Mortgages						ECL provisions				ECL provisions coverage (2)
Ulster Bank RoI				Not within		Of which:
				IFRS 9 ECL		gross new
	Stage 1	Stage 2	Stage 3	scope	Total	lending	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	4,107	308	475	—	4,890	107	4	7	97	108	0.1	2.3	20.5	2.2
>50% and ≤70%	3,382	274	409	—	4,065	231	3	7	90	100	0.1	2.6	22.0	2.5
>70% and ≤80%	1,381	151	219	—	1,751	356	2	4	60	66	0.1	3.0	27.5	3.8
>80% and ≤90%	1,132	145	217	—	1,494	484	1	5	76	82	0.1	3.0	35.1	5.5
>90% and ≤100%	381	102	188	—	671	3	1.0	3	72	76	0.2	2.9	38.6	11.3
>100% and ≤110%	167	57	151	—	375	2	—	2	67	69	0.3	3.5	44.0	18.4
>110% and ≤130%	82	36	152	—	270	1	—	2	78	80	0.3	4.9	51.3	29.7
>130% and ≤150%	8	3	46	—	57	—	—	—	30	30	0.6	4.1	64.7	51.9
>150%	7	3	15	—	25	—	—	—	11	11	0.3	8.2	71.4	44.6
Total with LTVs	10,647	1,079	1,872	—	13,598	1,184	11	30	581	622	0.1	2.8	31.0	4.6

2018*
≤50%	3,818	374	465	—	4,657	109	1	5	41	47	—	1.4	8.9	1.0
>50% and ≤70%	3,567	365	475	—	4,407	235	2	10	63	75	—	2.7	13.3	1.7
>70% and ≤80%	1,564	190	260	—	2,014	356	1	11	70	82	0.1	5.5	27.0	4.1
>80% and ≤90%	1,059	183	295	—	1,537	306	2	15	106	123	0.2	8.3	35.7	8.0
>90% and ≤100%	570	153	284	—	1,007	3	2	17	121	140	0.4	11.1	42.7	13.9
>100% and ≤110%	197	80	229	—	506	5	2	10	107	119	0.9	12.8	46.6	23.5
>110% and ≤130%	51	35	205	—	291	1	—	6	110	116	0.8	16.6	53.8	40.0
>130% and ≤150%	5	5	46	—	56	—	—	1	29	30	0.3	19.1	63.3	53.8
>150%	10	3	15	—	28	—	—	1	10	11	2.1	27.2	66.3	40.1
Total with LTVs	10,841	1,388	2,274	—	14,503	1,015	10	76	657	743	0.1	5.4	28.9	5.1

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)	Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)	ECL provisions coverage is ECL provisions divided by mortgages.

Key point

•           ECL coverage rates increase through the LTV bands with both UK Personal Banking and Ulster Bank RoI having only limited exposures in the highest LTV bands. The relatively high coverage level in the lowest LTV band for UK Personal Banking included the effect of time-discounting on expected recoveries. Additionally, this also reflected the modelling approach that recognised an element of expected loss on mortgages that are not subject to formal repossession activity.

RBS – Annual Report on Form 20-F 2019	156

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio (audited)

UK Personal Banking Mortgage LTV distribution by region

		50%	80%	100%			Weighted
	≤50%	≤80%	≤100%	≤150%	>150%	Total	average LTV	Other	Total	Total
2019	£m	£m	£m	£m	£m	£m	%	£m	£m	%
South East	14,175	19,390	3,920	7	—	37,492	56	7	37,499	25
Greater London	13,199	10,496	1,504	4	—	25,203	49	4	25,207	17
Scotland	3,395	5,946	1,726	3	—	11,070	60	1	11,071	8
North West	4,449	8,420	1,524	4	—	14,397	58	2	14,399	10
South West	4,482	7,374	1,391	5	—	13,252	57	2	13,254	9
West Midlands	3,086	6,109	1,520	5	—	10,720	60	1	10,721	7
Rest of the UK	9,004	18,839	7,276	198	13	35,330	63	8	35,338	24
Total	51,790	76,574	18,861	226	13	147,464	57	25	147,489	100

2018
South East	14,699	17,147	2,843	8	—	34,697	53	27	34,724	25
Greater London	12,928	9,614	1,298	3	—	23,843	48	19	23,862	17
Scotland	3,205	5,612	1,844	11	—	10,672	60	8	10,680	8
North West	4,163	7,756	1,970	6	—	13,895	59	12	13,907	10
South West	4,231	6,843	1,292	8	—	12,374	57	9	12,383	9
West Midlands	3,036	5,642	1,192	4	—	9,874	58	7	9,881	7
Rest of the UK	8,942	17,548	6,056	217	16	32,779	62	34	32,813	24
Total	51,204	70,162	16,495	257	16	138,134	56	116	138,250	100

∆

Commercial real estate (CRE)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. All disclosures in the CRE section are based on current exposure (gross of provisions and risk transfer). Current exposure is defined as: loans; the amount drawn under a credit facility plus accrued interest; contingent obligations; the issued amount of the guarantee or letter of credit; derivatives – the mark-to-market value, netted where netting agreements exist and net of legally enforceable collateral.

	2019				2018*
By geography and sub sector (1)	UK	RoI	Other	Total	UK	RoI	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,507	462	27	4,996	4,437	363	54	4,854
Office (3)	2,916	183	83	3,182	2,891	164	651	3,706
Retail (4)	5,277	63	62	5,402	5,173	40	97	5,310
Industrial (5)	2,457	18	115	2,590	2,272	51	176	2,499
Mixed/other (6)	3,672	187	56	3,915	3,229	180	128	3,537
	18,829	913	343	20,085	18,002	798	1,106	19,906

Development
Residential (2)	2,464	165	5	2,634	2,732	122	124	2,978
Office (3)	78	17	—	95	192	—	—	192
Retail (4)	134	2	1	137	95	7	1	103
Industrial (5)	85	2	—	87	119	2	12	133
Mixed/other (6)	16	2	—	18	32	2	—	34
	2,777	188	6	2,971	3,170	133	137	3,440
Total	21,606	1,101	349	23,056	21,172	931	1,243	23,346

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)	Geographical splits are based on country of collateral risk.
(2)	Properties including houses, flats and student accommodation.
(3)	Properties including offices in central business districts, regional headquarters and business parks.
(4)	Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Properties including distribution centres, manufacturing and warehouses.
(6)	Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

RBS – Annual Report on Form 20-F 2019	157

Capital and risk management

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below shows CRE current exposure and related ECL by LTV band.

	Current exposure (gross of provisions) (1,2)					ECL provisions				ECL provisions coverage (4)
				Not within
				IFRS 9 ECL
	Stage 1	Stage 2	Stage 3	scope (3)	Total	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	8,787	468	40	837	10,132	8	8	11	27	0.1	1.7	27.5	0.3
>50% and ≤70%	4,945	252	148	846	6,191	7	6	33	46	0.1	2.4	22.3	0.9
>70% and ≤80%	269	38	51	9	367	1	1	19	21	0.4	2.6	37.3	5.9
>80% and ≤90%	61	19	15	2	97	—	1	3	4	—	5.3	20.0	4.2
>90% and ≤100%	50	81	22	1	154	—	2	15	17	—	2.5	68.2	11.1
>100% and ≤110%	18	13	52	—	83	—	—	5	5	—	—	9.6	6.0
>110% and ≤130%	20	26	46	1	93	—	1	16	17	—	3.8	34.8	18.5
>130% and ≤150%	3	6	18	—	27	—	—	7	7	—	—	38.9	25.9
>150%	63	6	37	—	106	—	1	24	25	—	16.7	64.9	23.6

Total with LTVs	14,216	909	429	1,696	17,250	16	20	133	169	0.1	2.2	31.0	1.1
Total portfolio average LTV%	46%	55%	101%	48%	48%	—	—	—	—	—	—	—	—
Other (5)	658	149	123	1,905	2,835	5	4	54	63	0.8	2.7	43.9	6.8
Development (6)	2,377	272	144	178	2,971	8	4	73	85	0.3	1.5	50.7	3.0
Total	17,251	1,330	696	3,779	23,056	29	28	260	317	0.2	2.1	37.4	1.6

2018*
≤50%	8,229	245	54	795	9,323	7	4	16	27	0.1	1.6	29.6	0.3
>50% and ≤70%	4,769	297	80	703	5,849	6	6	16	28	0.1	2.0	20.0	0.5
>70% and ≤80%	394	43	35	6	478	1	1	10	12	0.3	2.3	28.6	2.5
>80% and ≤90%	55	11	26	2	94	—	—	7	7	—	—	26.9	7.6
>90% and ≤100%	31	7	22	1	61	—	—	9	9	—	—	40.9	15.0
>100% and ≤110%	53	4	16	—	73	—	—	6	6	—	—	37.5	8.2
>110% and ≤130%	22	3	116	4	145	—	—	27	27	—	—	23.3	19.1
>130% and ≤150%	6	10	11	—	27	—	1	5	6	—	10.0	45.5	22.2
>150%	30	6	48	—	84	—	1	35	36	—	16.7	72.9	42.9
Total with LTVs	13,589	626	408	1,511	16,134	14	13	131	158	0.1	2.1	32.1	1.1
Total portfolio average LTV%	45%	56%	114%	48%	47%	—	—	—	—	—	—	—	—
Other (5)	2,655	133	799	185	3,772	4	5	65	74	0.2	3.8	8.1	2.1
Development (6)	2,865	205	196	174	3,440	11	3	98	112	0.4	1.5	50.0	3.4
Total	19,109	964	1,403	1,870	23,346	29	21	294	344	0.2	2.2	21.0	1.6

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)	Comprises gross lending, interest rate hedging derivatives and other assets carried at fair value that are managed as part of the overall CRE portfolio.
(2)	The exposure in Stage 3 mainly related to legacy assets.
(3)	Includes exposures relating to non-modelled portfolios and other exposures carried at fair value, including derivatives.
(4)	ECL provisions coverage is ECL provisions divided by current exposure.
(5)

Relates mainly to business banking, rate risk management products and unsecured corporate lending. The low Stage 3 ECL provisions coverage was driven by a single large exposure, which has been written down to the expected recoverable amount.

(6)	Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.
∆

Key points (audited)

•       Overall – The majority of the CRE portfolio was managed in the UK within Commercial Banking and Private Banking. Business appetite and strategy remain aligned across the segments.

•       2019 trends – Portfolio exposure reduced slightly during 2019, with new business and refinance activity lower than in previous years. CRE retail capital values have continued to decline in 2019.

•       The retail property market continued to be affected by structural change which resulted in a significant number of CVA’s and material capital value falls. In contrast, the office and industrial sectors remained generally positive with solid demand and stable or rising values. An unfavourable Brexit remains the key risk, most notably to the London office market. The mainstream residential housing market was relatively resilient, however a continual slowing of sales was evident particularly for properties above the Help to Buy threshold. Price growth slowed, with some areas softening, most notably in London and the Southeast.

•       Credit quality – Heightened Monitoring inflows are stable from a volume perspective but have increased in value due to some larger CRE retail exposures that have entered the framework. The sub-sector was monitored on a regular basis and despite the challenges in the sub-sector, the CRE retail portfolio had a manageable default rate, with a limited number of new defaults.

•       Risk appetite – Lending criteria for commercial real estate are considered conservative, with lower leverage required for new London office originations and most parts of the retail sector.

∆

RBS – Annual Report on Form 20-F 2019	158

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures in this section may therefore differ from those reported in other tables in the credit risk section, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact. Other points to note:

•         Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.

•         Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.

•         Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.

•         Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.

•         Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for debt sale activity.

•         There were small ECL flows from Stage 3 to Stage 1. This does not however indicate that accounts returned from Stage 3 to Stage 1 directly. On a similar basis, there were flows from Stage 1 to Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflect the effect of portfolio debt sales and also staging at the start of the analysis period.

•         RBS continues to hold post model adjustments (PMAs) on a temporary basis ahead of the underlying model parameter changes being implemented, as well as on certain portfolio segments where management judge additional ECL is required. The impact of any change in PMAs during the year is reported under changes in risk parameters, as are any impacts arising from changes to the underlying models. Refer to the Governance and post model adjustments section for further details.

•         Reporting enhancements since 31 December 2018, now mean all movements are captured monthly and aggregated. Previously, for example, the main Personal portfolios were prepared on a six month movement basis. Additionally, as noted earlier, interest suspended post default is now included within Stage 3 ECL, with 2018 data restated. The movement in the value of suspended interest during the year is reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
RBS Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	422,541	297	27,360	772	8,251	2,782	458,152	3,851
Currency translation and other adjustments	(5,660)	(4)	(196)	(5)	(57)	(40)	(5,913)	(49)
Transfers from Stage 1 to Stage 2	(28,289)	(112)	28,289	112	—	—	—	—
Transfers from Stage 2 to Stage 1	20,558	317	(20,558)	(317)	—	—	—	—
Transfers to Stage 3	(441)	(3)	(3,167)	(241)	3,608	244	—	—
Transfers from Stage 3	411	40	1,306	118	(1,717)	(158)	—	—
Net re-measurement of ECL on stage transfer		(276)		572		574		870
Changes in risk parameters (model inputs)		(43)		(187)		304		74
Other changes in net exposure	19,485	107	(4,399)	(67)	(2,164)	(107)	12,922	(67)
Other (P&L only items)		—		—		(181)		(181)
Income statement (releases)/charges		(212)		318		590		696
Amounts written-off	(1)	(1)	(5)	(5)	(786)	(786)	(792)	(792)
Unwinding of discount		—		—		(95)		(95)
At 31 December 2019	428,604	322	28,630	752	7,135	2,718	464,369	3,792
Net carrying amount	428,282		27,878		4,417		460,577
At 1 January 2018	419,038	262	29,637	621	10,595	3,565	459,270	4,448
2018 movements	3,503	35	(2,277)	151	(2,344)	(783)	(1,118)	(597)
At 31 December 2018*	422,541	297	27,360	772	8,251	2,782	458,152	3,851
Net carrying amount	422,244		26,588		5,469		454,301

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

2018 movements included transfers from Stage 1 to Stage 2 of £18,416 million (ECL – £52 million), transfers from Stage 2 to Stage 1 of £13,723 million (ECL – £228 million), transfers into Stage 3 of £3,042 million (ECL – £111 million) and transfers from Stage 3 of £2,795 million (ECL – £179 million). An additional ECL of £487 million was recognised as a result of these cumulative transfers. It also included amounts written-off of £1,494 million.

RBS – Annual Report on Form 20-F 2019	159

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK Personal Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	127,671	10	10,241	74	1,286	202	139,198	286
Currency translation and other adjustments	—	—	—	—	21	21	21	21
Transfers from Stage 1 to Stage 2	(7,536)	(1)	7,536	1	—	—	—	—
Transfers from Stage 2 to Stage 1	5,866	15	(5,866)	(15)	—	—	—	—
Transfers to Stage 3	(14)	—	(662)	(20)	676	20	—	—
Transfers from Stage 3	21	1	409	32	(430)	(33)	—	—
Net re-measurement of ECL on stage transfer		(15)		31		15		31
Changes in risk parameters (model inputs)		2		(6)		58		54
Other changes in net exposure	9,617	—	(1,375)	(11)	(247)	(15)	7,995	(26)
Other (P&L only items)		—		—		(28)		(28)
Income statement (releases)/charges		(13)		14		30		31
Amounts written-off	—	—	—	—	(17)	(17)	(17)	(17)
Unwinding of discount		—		—		(36)		(36)
At 31 December 2019	135,625	12	10,283	86	1,289	215	147,197	313
Net carrying amount	135,613		10,197		1,074		146,884
At 1 January 2018	124,180	11	10,621	64	1,353	157	136,154	232
2018 movements	3,491	(1)	(380)	10	(67)	45	3,044	54
At 31 December 2018*	127,671	10	10,241	74	1,286	202	139,198	286
Net carrying amount	127,661		10,167		1,084		138,912

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the consolidated  accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Key points

•         The increase in ECL in Stage 1 and Stage 2 was reflective of portfolio growth and also due to a slight increase in the portfolio default rate from a low level that included the effect of the natural seasoning of strong business growth in prior years. The rise in Stage 2 also included the effect of a small increase in ECL related to forward-looking economic uncertainty.

•         ECL transfers from Stage 3 to Stage 1 and Stage 2 were higher than those in unsecured lending, due to the higher cure activity typically seen in mortgages.

•         In Stage 3, the increase included the effect of an accounting methodology change relative to the treatment of interest suspended post default. The value of suspended interest is now reported within the ECL balance and has naturally grown during the year. Under IAS 39, low LTV exposures continued to have interest recognised to income rather than being suspended; under IFRS 9 from the start of 2018, all Stage 3 mortgages irrespective of LTV have interest suspended. The value of suspended interest within the reported ECL is therefore expected to naturally grow over the initial years of IFRS 9, until it reaches a steady state.

•         In Stage 3, the ECL cost within changes in risk parameters reflected the monthly assessment of the loss requirement, capturing underlying portfolio movements.

•         Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. Write-off would typically be within five years from default but can be longer.

RBS – Annual Report on Form 20-F 2019	160

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK Personal Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	2,632	36	1,226	118	108	73	3,966	227
Transfers from Stage 1 to Stage 2	(1,265)	(25)	1,265	25	—	—	—	—
Transfers from Stage 2 to Stage 1	1,056	74	(1,056)	(74)	—	—	—	—
Transfers to Stage 3	(20)	—	(123)	(40)	143	40	—	—
Transfers from Stage 3	—	—	9	6	(9)	(6)	—	—
Net re-measurement of ECL on stage transfer		(53)		154		55		156
Changes in risk parameters (model inputs)		(24)		(74)		8		(90)
Other changes in net exposure	401	30	(75)	16	(39)	—	287	46
Other (P&L only items)		—		—		(7)		(7)
Income statement (releases)/charges		(47)		96		56		105
Amounts written-off	—	—	—	—	(76)	(76)	(76)	(76)
Unwinding of discount		—		—		(6)		(6)
At 31 December 2019	2,804	38	1,246	131	127	88	4,177	257
Net carrying amount	2,766		1,115		39		3,920
At 1 January 2018	2,841	52	997	94	105	75	3,943	221
2018 movements	(209)	(16)	229	24	3	(2)	23	6
At 31 December 2018*	2,632	36	1,226	118	108	73	3,966	227
Net carrying amount	2,596		1,108		35		3,739

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Key points

•         ECL increased overall during the period. In Stage 3, the natural flow of new defaults, which reduced slightly year-on-year, have been higher than customer repayments and debt write-offs. The sale of Stage 3 impaired debt in 2018 reduced the ongoing business-as-usual flow of write-offs, and the level of debt sales in 2019 was significantly lower than in 2018.

•         The rise in Stage 2 ECL included the effect of an increase in ECL related to forward-looking economic uncertainty.

•         The portfolio continued to experience cash recoveries after write-off which are reported in other (P&L only items). These benefited the income statement without affecting ECL. The level was lower compared to the prior year reflecting the debt sales executed in 2018.

•         Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

RBS – Annual Report on Form 20-F 2019	161

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK Personal Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	5,073	54	1,970	239	503	402	7,546	695
Currency translation and other adjustments	(1)	(1)	(1)	(1)	4	4	2	2
Transfers from Stage 1 to Stage 2	(2,527)	(42)	2,527	42	—	—	—	—
Transfers from Stage 2 to Stage 1	1,292	82	(1,292)	(82)	—	—	—	—
Transfers to Stage 3	(11)	—	(332)	(105)	343	105	—	—
Transfers from Stage 3	4	1	38	14	(42)	(15)	—	—
Net re-measurement of ECL on stage transfer		(62)		229		112		279
Changes in risk parameters (model inputs)		9		(46)		79		42
Other changes in net exposure	1,587	22	(660)	(38)	(61)	(9)	866	(25)
Other (P&L only items)		—		—		(39)		(39)
Income statement (releases)/charges		(31)		145		143		257
Amounts written-off	—	—	—	—	(139)	(139)	(139)	(139)
Unwinding of discount		—		—		(21)		(21)
At 31 December 2019	5,417	63	2,250	252	608	518	8,275	833
Net carrying amount	5,354		1,998		90		7,442
At 1 January 2018	4,518	46	1,790	164	705	582	7,013	792
2018 movements	555	8	180	75	(202)	(180)	533	(97)
At 31 December 2018*	5,073	54	1,970	239	503	402	7,546	695
Net carrying amount	5,019		1,731		101		6,851

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the consolidated  accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Key points

•         The overall increase in ECL was primarily in Stage 3, including the effect of a modest increase in the rate of default during the year, however, the trend flattened in the second half of the year as a result of risk appetite tightening. Additionally, there was a loss rate model adjustment that increased ECL.

•         In addition, the sale of Stage 3 impaired debt in 2018 reduced the ongoing business-as-usual flow of write-offs, with the actual value of debts sales in 2019 also lower than the prior year.

•         The increase in Stage 1 and Stage 2 balances and ECL was a result of a combination of portfolio growth and a small increase in default rates being reflected in slightly increased ECL requirements.

•         The portfolio continued to experience cash recoveries after write-off which are reported in other (P&L only items). These benefited the income statement without affecting ECL. The level was lower compared to the prior year reflecting the debt sales executed in 2018.

•         Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than six years after default.

RBS – Annual Report on Form 20-F 2019	162

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Ulster Bank RoI - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	10,782	11	1,394	75	2,278	657	14,454	743
Currency translation and other adjustments	(548)	(1)	(63)	(2)	(91)	(18)	(702)	(21)
Transfers from Stage 1 to Stage 2	(1,329)	(4)	1,329	4	—	—	—	—
Transfers from Stage 2 to Stage 1	1,480	22	(1,480)	(22)	—	—	—	—
Transfers to Stage 3	(40)	(2)	(278)	(27)	318	29	—	—
Transfers from Stage 3	13	—	294	33	(307)	(33)	—	—
Net re-measurement of ECL on stage transfer		(17)		2		4		(11)
Changes in risk parameters (model inputs)		2		(30)		27		(1)
Other changes in net exposure	245	—	(110)	(1)	(266)	(9)	(131)	(10)
Other (P&L only items)		—		—		19		19
Income statement (releases)/charges		(15)		(29)		41		(3)
Amounts written-off	—	—	(2)	(2)	(57)	(57)	(59)	(59)
Unwinding of discount		—		—		(19)		(19)
At 31 December 2019	10,603	11	1,084	30	1,875	581	13,562	622
Net carrying amount	10,592		1,054		1,294		12,940
At 1 January 2018	10,650	8	1,532	72	3,167	881	15,349	961
2018 movements	132	3	(138)	3	(889)	(224)	(895)	(218)
At 31 December 2018*	10,782	11	1,394	75	2,278	657	14,454	743
Net carrying amount	10,771		1,319		1,621		13,711

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the  consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Key points

•	The overall ECL reduction reflected the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019 and ongoing improvements in underlying portfolio performance.

•	The transfers into Stage 3 were reflective of the implementation of the broader Stage 3 definition, with £230 million of exposures re-classified as Stage 3 assets under the new definition.

•	The reduction in Stage 2 ECL was driven by the implementation of the broader Stage 3 definition and the re-allocation of post-model adjustments to Stage 3 assets.

•

Write-off generally occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding which has been deemed irrecoverable. There is no set time period within which write-offs can occur.

RBS – Annual Report on Form 20-F 2019	163

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial Banking - excluding business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	81,485	108	9,393	155	2,473	900	93,351	1,163
Currency translation and other adjustments	(527)	—	(73)	(1)	58	(18)	(542)	(19)
Inter-group transfers	(454)	(1)	(45)	—	(1)	16	(500)	15
Transfers from Stage 1 to Stage 2	(12,165)	(25)	12,165	25	—	—	—	—
Transfers from Stage 2 to Stage 1	7,679	69	(7,679)	(69)	—	—	—	—
Transfers to Stage 3	(233)	(1)	(1,382)	(23)	1,615	24	—	—
Transfers from Stage 3	315	31	451	15	(766)	(46)	—	—
Net re-measurement of ECL on stage transfer		(82)		84		298		300
Changes in risk parameters (model inputs)		(1)		(6)		86		79
Other changes in net exposure	3,150	25	(1,825)	(9)	(708)	(43)	617	(27)
Other (P&L only items)		—		—		(20)		(20)
Income statement (releases)/charges		(58)		69		321		332
Amounts written-off	—	—	—	—	(391)	(391)	(391)	(391)
Unwinding of discount		—		—		(7)		(7)
At 31 December 2019	79,250	123	11,005	171	2,280	819	92,535	1,113
Net carrying amount	79,127		10,834		1,461		91,422
At 1 January 2018	90,999	64	9,651	117	3,861	1,213	104,511	1,394
2018 movements	(9,514)	44	(258)	38	(1,388)	(313)	(11,160)	(231)
At 31 December 2018*	81,485	108	9,393	155	2,473	900	93,351	1,163
Net carrying amount	81,377		9,238		1,573		92,188

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest Refer to Note 4 on the consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Key points

•	ECL decreased overall with write-offs exceeding the level of impairment charges on new into default cases.

•	Increases in Stage 1 and Stage 2 ECL were offset by write-offs in Stage 3.

•	Improvements in underlying risk metrics which are reflected in changes to risk parameters in Stage 1 and Stage 2 were offset by model enhancements and increases related to economic uncertainty.

•

The distribution of assets across stages remained broadly in line with 2018, with model enhancements and increases in exposures managed in the Risk of Credit Loss framework driving the majority of the net movement from Stage 1 to Stage 2.

•	Stage 3 income statement charges increased compared to 2018. This was primarily due to a small number of individually significant impairment charges which also affected the transfers to Stage 3.

•

For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs are prompted by bankruptcy, insolvency, renegotiation and similar events.

RBS – Annual Report on Form 20-F 2019	164

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial - business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	6,303	22	897	43	245	163	7,445	228
Currency translation and other adjustments	—	—	—	—	3	3	3	3
Transfers from Stage 1 to Stage 2	(924)	(6)	924	6	—	—	—	—
Transfers from Stage 2 to Stage 1	680	20	(680)	(20)	—	—	—	—
Transfers to Stage 3	(17)	—	(144)	(21)	161	21	—	—
Transfers from Stage 3	7	2	27	7	(34)	(9)	—	—
Net re-measurement of ECL on stage transfer		(19)		50		60		91
Changes in risk parameters (model inputs)		4		(12)		36		28
Other changes in net exposure	289	5	(257)	(8)	(60)	(13)	(28)	(16)
Other (P&L only items)		—		—		(50)		(50)
Income statement (releases)/charges		(10)		30		33		53
Amounts written-off	—	—	—	—	(58)	(58)	(58)	(58)
Unwinding of discount		—		—		(3)		(3)
At 31 December 2019	6,338	28	767	45	257	200	7,362	273
Net carrying amount	6,310		722		57		7,089
At 1 January 2018	6,505	29	684	29	268	224	7,457	282
2018 movements	(202)	(7)	213	14	(23)	(61)	(12)	(54)
At 31 December 2018*	6,303	22	897	43	245	163	7,445	228
Net carrying amount	6,281		854		82		7,217

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the  consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Key points

•

The ECL increase overall was mainly due to an uplift in Stage 3 reflective of loss rate model adjustments. The flow of new defaults increased in 2019 compared to 2018 reflecting an uplift in default rates (particularly for low value, unsecured lending which represented 18% of stock), which has been addressed through a tightening of risk appetite.

•	Stage 1 ECL increased slightly. Stage 2 ECL remained broadly unchanged despite the reduction in Stage 2 exposure, and included the effect of an increase in ECL relating to economic uncertainty.

•	The portfolio continued to benefit from cash recoveries post write-off, which are reported as other (P&L only items).

•	Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than five years after default.

RBS – Annual Report on Form 20-F 2019	165

Capital and risk management

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Markets (1)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	32,758	7	732	14	775	179	34,265	200
Currency translation and other adjustments	(1,394)	—	(16)	—	(27)	(14)	(1,437)	(14)
Inter-group transfers	324	1	72	1	—	(16)	396	(14)
Transfers from Stage 1 to Stage 2	(235)	—	235	—	—	—	—	—
Transfers from Stage 2 to Stage 1	464	2	(464)	(2)	—	—	—	—
Net re-measurement of ECL on stage transfer		(2)		1		—		(1)
Changes in risk parameters (model inputs)		(4)		—		(2)		(6)
Other changes in net exposure	975	6	(371)	(9)	(549)	—	55	(3)
Other (P&L only items)		—		—		(41)		(41)
Income statement releases		—		(8)		(43)		(51)
Amounts written-off	—	—	—	—	(16)	(16)	(16)	(16)
At 31 December 2019	32,892	10	188	5	183	131	33,263	146
Net carrying amount	32,882		183		52		33,117
At 1 January 2018	9,089	2	1,276	42	456	190	10,821	234
2018 movements	23,669	5	(544)	(28)	319	(11)	23,444	(34)
At 31 December 2018*	32,758	7	732	14	775	179	34,265	200
Net carrying amount	32,751		718		596		34,065

*2018 data has been restated for a change to reportable segments and a change to presentation of unrecognised interest. Refer to Note 4 on the consolidated accounts and Accounting policy 1, Other amendments to IFRS, for further details.

Note:

(1)	Reflects the NatWest Markets segment and includes NWM N.V..

Key points

•

Stage 3 financial assets included £4 million (2018 – £166 million) purchased or originated credit impaired (POCI) assets. No ECL impairment was held on these positions and a £35 million impairment recovery was recognised on these POCI assets during the year (included in other (P&L only items)).

•	The reduction in Stage 3 exposure was mainly due to the resolution and closure of one significant asset.

•	Changes to risk parameters and the reduction in Stage 2 exposure during the year reflected an improvement in underlying credit risk metrics.

•	Continued exit from legacy assets resulted in a net release of ECL provision.

∆

RBS – Annual Report on Form 20-F 2019	166

Capital and risk management

Credit risk – Banking activities continued

Stage 2 decomposition – arrears status and contributing factors

The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios.

	UK mortgages		RoI mortgages		Other mortgages		Credit cards		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal
Currently in arrears (>30 DPD)	528	14	21	3	—	—	16	6	92	19	657	42
Currently up-to-date	9,860	73	1,056	28	—	—	1,243	126	2,218	234	14,377	461
- PD deterioration	4,184	60	208	15	—	—	727	92	1,482	188	6,601	355
- Up-to-date, PD persistence	1,812	5	252	4	—	—	422	20	540	29	3,026	58
- Other driver (adverse credit, forbearance etc)	3,864	8	596	9	—	—	94	14	196	17	4,750	48
Total Stage 2	10,388	87	1,077	31	—	—	1,259	132	2,310	253	15,034	503

2018
Personal
Currently in arrears (>30 DPD)	658	10	90	10	3	—	17	6	88	22	856	48
Currently up-to-date	9,612	65	1,292	66	—	—	1,226	114	1,985	226	14,115	471
- PD deterioration	3,855	55	680	44	—	—	778	85	1,255	177	6,568	361
- Up-to-date, PD persistence	1,448	5	54	1	—	—	337	17	440	26	2,279	49
- Other driver (adverse credit, forbearance etc)	4,309	5	558	21	—	—	111	12	290	23	5,268	61
Total Stage 2	10,270	75	1,382	76	3	—	1,243	120	2,073	248	14,971	519

Key point

•           Overall, Stage 2 balances remained broadly stable with some variances by product type. The reduction in the Other driver category reflected an enhancement to the treatment of certain credit bureau data items. As expected, ECL coverage was higher on accounts that are more than 30 days past due. Also, in line with expectations, up-to-date accounts exhibiting PD deterioration have a higher ECL coverage than accounts in Stage 2 for other reasons.

	Property		Corporate		FI		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Currently in arrears (>30 DPD)	57	2	219	6	7	—	—	—	283	8
Currently up-to-date	2,523	45	9,485	192	539	4	4	—	12,551	241
- PD deterioration	1,386	28	6,083	144	368	3	3	—	7,840	175
- Up-to-date, PD persistence	45	1	183	5	2	—	—	—	230	6
- Other driver (adverse credit, forbearance etc)	1,092	16	3,219	43	169	1	1	—	4,481	60
Total Stage 2	2,580	47	9,704	198	546	4	4	—	12,834	249

2018
Wholesale
Currently in arrears (>30 DPD)	255	7	315	5	1	—	—	—	571	12
Currently up-to-date	1,622	33	8,438	198	473	10	22	—	10,555	241
- PD deterioration	924	23	5,564	139	281	6	8	—	6,777	168
- Up-to-date, PD persistence	57	1	170	5	4	—	—	—	231	6
- Other driver (adverse credit, forbearance etc)	641	9	2,704	54	188	4	14	—	3,547	67
Total Stage 2	1,877	40	8,753	203	474	10	22	—	11,126	253

Key points

•           Overall, Stage 2 ECL balances remained broadly stable. Coverage can vary across categories or sectors reflecting the individual characteristics of the customer and exposure type.

•           The increase in exposures reported as Stage 2 was due to model enhancements and increases in exposures managed in the Risk of Credit Loss framework, which led to a net transfer of balances from Stage 1.

RBS – Annual Report on Form 20-F 2019	167

Capital and risk management

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	UK mortgages		RoI mortgages		Other mortgages		Credit cards		Other		Total
2019	£m	%	£m	%	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	4,583	44.0	223	20.7	—	—	742	59.0	1,538	66.6	7,086	47.1
PD persistence	1,815	17.5	252	23.4	—	—	422	33.5	542	23.5	3,031	20.2
Adverse credit bureau recorded with credit
reference agency	3,236	31.2	—	—	—	—	59	4.7	102	4.4	3,397	22.6
Forbearance support provided	163	1.6	3	0.3	—	—	—	—	10	0.4	176	1.2
Customers in collections	137	1.3	74	6.9	—	—	3	0.2	36	1.6	250	1.7
Other reasons (2)	339	3.3	525	48.7	—	—	33	2.6	56	2.4	953	6.3
Days past due >30	115	1.1	—	—	—	—	—	—	26	1.1	141	0.9
	10,388	100.0	1,077	100.0	—	—	1,259	100.0	2,310	100.0	15,034	100.0
2018
Personal trigger (1)
PD movement	4,273	41.6	767	55.6	—	—	793	63.8	1,307	63.0	7,140	47.7
PD persistence	1,450	14.1	54	3.9	—	—	338	27.2	440	21.2	2,282	15.2
Adverse credit bureau recorded with credit
reference agency	2,996	29.2	—	—	—	—	61	4.9	101	4.9	3,158	21.1
Forbearance support provided	206	2.0	2	0.1	—	—	—	—	13	0.6	221	1.5
Customers in collections	144	1.4	57	4.1	—	—	5	0.4	36	1.7	242	1.6
Other reasons (2)	982	9.6	502	36.3	—	—	46	3.7	151	7.3	1,681	11.2
Days past due >30	219	2.1	—	—	3	100.0	—	—	25	1.2	247	1.6
	10,270	100.0	1,382	100.0	3	100.0	1,243	100.0	2,073	100.0	14,971	100.0

Key point

•          The primary driver of credit deterioration was PD, which including persistence, accounted for the majority of movements into Stage 2. High risk back-stops, for example, forbearance and adverse credit bureau, provide additional valuable discrimination particularly on mortgages. The reduction in the Other driver category reflected an enhancement to the treatment of certain credit bureau data items, with this reduction offset by an increase in the level of accounts triggering PD deterioration.

	Property		Corporate		FI		Other		Total
2019	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	1,416	54.8	6,129	63.1	368	67.4	3	75.0	7,916	61.7
PD persistence	45	1.7	183	1.9	3	0.5	—	—	231	1.8
Risk of credit loss	915	35.5	2,394	24.7	69	12.6	—	—	3,378	26.3
Forbearance support provided	31	1.2	140	1.4	29	5.3	—	—	200	1.6
Customers in collections	10	0.4	47	0.5	—	—	—	—	57	0.4
Other reasons (3)	146	5.7	659	6.8	71	13.0	1	25.0	877	6.8
Days past due >30	17	0.7	152	1.6	6	1.1	—	—	175	1.4
	2,580	100.0	9,704	100.0	546	100.0	4	100.0	12,834	100.0

2018
Wholesale trigger (1)
PD movement	940	50.1	5,617	64.2	281	59.3	8	36.4	6,845	61.5
PD persistence	57	3.0	171	2.0	4	0.8	—	—	232	2.1
Risk of credit loss	321	17.1	1,964	22.4	103	21.7	—	—	2,388	21.5
Forbearance support provided	65	3.5	209	2.4	—	—	—	—	274	2.5
Customers in collections	9	0.5	43	0.5	—	—	—	—	52	0.5
Other reasons (3)	251	13.4	525	6.0	85	17.9	14	63.6	875	7.9
Days past due >30	234	12.5	224	2.6	1	0.2	—	—	460	4.1
	1,877	100.0	8,753	100.0	474	100.0	22	100.0	11,126	100.0

Notes:

(1)             The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.

(2)             Includes customers that have accessed payday lending, interest only mortgages past end of term, a small number of mortgage customers on a highly flexible mortgage significantly behind their repayment plan and customers breaching risk appetite thresholds for new business acquisition.

(3)             Includes customers where a PD assessment cannot be undertaken due to missing PDs.

Key point

•                   The primary driver of credit deterioration was PD, which including persistence, accounted for 63% of Stage 2. The Risk of Credit Loss framework accounted for a further 26%, highlighting the importance of expert judgement being used to identify deterioration. The increase in Stage 2 exposure balances was primarily as a result of modelling changes and increases in exposures managed in the Risk of Credit Loss framework, led to a net transfer of exposure from Stage 1.

RBS – Annual Report on Form 20-F 2019	168

Capital and risk management

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios totalling 83% of the Stage 3 loans of £6.6 billion.

	2019			2018
	UK Personal			UK Personal
	Banking	Ulster Bank RoI		Banking	Ulster Bank RoI
	mortgages	mortgages	Wholesale	mortgages	mortgages	Wholesale
Stage 3 loans (£bn)	1.3	1.9	2.3	1.2	2.3	3.4
Vintage (time in default):
<1 year	32%	13%	37%	26%	7%	22%
1-3 years	23%	12%	14%	21%	31%	19%
3-5 years	11%	23%	9%	14%	16%	9%
5-10 years	26%	44%	40%	35%	44%	50%
>10 years	8%	8%	—	4%	2%	—
	100%	100%	100%	100%	100%	100%

Key points

•          Mortgages – The proportion of the Stage 3 defaulted population who have been in default for over five years reflected RBS’s support for customers in financial difficulty. When customers continue to engage constructively with RBS, making regular payments, RBS continues to support them. RBS’s provisioning approach retains customers in Stage 3 for a life-time loss provisioning calculation, even when their arrears status reverts to below 90 days past due.

•          Wholesale – The value of Stage 3 loans that have been impaired for 5-10 years was mainly due to customers being in a protracted formal insolvency process or subject to litigation or a complaints process.

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	90,494	2,579	—	93,073	6	7	—	13	0.01	0.27	—	0.01
AQ5-AQ8	58,039	6,939	—	64,978	8	55	—	63	0.01	0.79	—	0.10
AQ9	96	870	—	966	—	25	—	25	—	2.87	—	2.59
AQ10	—	—	1,414	1,414	—	—	240	240	—	—	16.97	16.97
	148,629	10,388	1,414	160,431	14	87	240	341	0.01	0.84	16.97	0.21
RoI mortgages
AQ1-AQ4	6,215	212	—	6,427	4	4	—	8	0.06	1.89	—	0.12
AQ5-AQ8	4,416	615	—	5,031	7	19	—	26	0.16	3.09	—	0.52
AQ9	1	250	—	251	—	8	—	8	—	3.20	—	3.19
AQ10 (1)	—	—	1,863	1,863	—	—	581	581	—	—	31.19	31.19
	10,632	1,077	1,863	13,572	11	31	581	623	0.10	2.88	31.19	4.59
Credit cards
AQ1-AQ4	364	11	—	375	1	1	—	2	0.27	9.09	—	0.53
AQ5-AQ8	2,734	1,187	—	3,921	39	112	—	151	1.43	9.44	—	3.85
AQ9	5	61	—	66	—	19	—	19	—	31.15	—	28.79
AQ10	—	—	116	116	—	—	89	89	—	—	76.72	76.72
	3,103	1,259	116	4,478	40	132	89	261	1.29	10.48	76.72	5.83
Other personal
AQ1-AQ4	1,231	59	—	1,290	4	5	—	9	0.32	8.47	—	0.70
AQ5-AQ8	6,127	2,045	—	8,172	59	195	—	254	0.96	9.54	—	3.11
AQ9	78	206	—	284	2	53	—	55	2.56	25.73	—	19.37
AQ10	—	—	643	643	—	—	539	539	—	—	83.83	83.83
	7,436	2,310	643	10,389	65	253	539	857	0.87	10.95	83.83	8.25
Total personal
AQ1-AQ4	98,304	2,861	—	101,165	15	17	—	32	0.02	0.59	—	0.03
AQ5-AQ8	71,316	10,786	—	82,102	113	381	—	494	0.16	3.53	—	0.60
AQ9	180	1,387	—	1,567	2	105	—	107	1.11	7.57	—	6.83
AQ10	—	—	4,036	4,036	—	—	1,449	1,449	—	—	35.90	35.90
	169,800	15,034	4,036	188,870	130	503	1,449	2,082	0.08	3.35	35.90	1.10

RBS – Annual Report on Form 20-F 2019	169

Capital and risk management

Credit risk – Banking activities continued

Asset quality (audited)

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2018*	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	95,618	3,621	—	99,239	6	11	—	17	0.01	0.30	—	0.02
AQ5-AQ8	42,771	5,845	—	48,616	6	47	—	53	0.01	0.80	—	0.11
AQ9	32	804	—	836	—	17	—	17	—	2.11	—	2.03
AQ10	—	—	1,621	1,621	—	—	230	230	—	—	14.19	14.19
	138,421	10,270	1,621	150,312	12	75	230	317	0.01	0.73	14.19	0.21
RoI mortgages
AQ1-AQ4	5,164	226	—	5,390	4	5	—	9	0.08	2.21	—	0.17
AQ5-AQ8	5,668	717	—	6,385	7	32	—	39	0.12	4.46	—	0.61
AQ9	12	439	—	451	—	39	—	39	—	8.88	—	8.65
AQ10 (1)	—	—	2,265	2,265	—	—	656	656	—	—	28.96	28.96
	10,844	1,382	2,265	14,491	11	76	656	743	0.10	5.50	28.96	5.13
Other mortgages (1)
AQ1-AQ4	359	1	—	360	—	—	—	—	—	—	—	—
AQ5-AQ8	136	2	—	138	—	—	—	—	—	—	—	—
AQ10	—	—	1	1	—	—	—	—	—	—	—	—
	495	3	1	499	—	—	—	—	—	—	—	—
Credit cards
AQ1-AQ4	34	1	—	35	—	—	—	—	—	—	—	—
AQ5-AQ8	2,810	1,180	—	3,990	38	103	—	141	1.35	8.73	—	3.53
AQ9	7	62	—	69	—	17	—	17	—	27.42	—	24.64
AQ10	—	—	124	124	—	—	75	75	—	—	60.48	60.48
	2,851	1,243	124	4,218	38	120	75	233	1.33	9.65	60.48	5.52
Other personal
AQ1-AQ4	997	43	—	1,040	4	5	—	9	0.40	11.63	—	0.87
AQ5-AQ8	5,889	1,847	—	7,736	55	187	—	242	0.93	10.12	—	3.13
AQ9	56	183	—	239	2	56	—	58	3.57	30.60	—	24.27
AQ10	—	—	574	574	—	—	430	430	—	—	74.91	74.91
	6,942	2,073	574	9,589	61	248	430	739	0.88	11.96	74.91	7.71
Total personal
AQ1-AQ4	102,172	3,892	—	106,064	14	21	—	35	0.01	0.54	—	0.03
AQ5-AQ8	57,274	9,591	—	66,865	106	369	—	475	0.19	3.85	—	0.71
AQ9	107	1,488	—	1,595	2	129	—	131	1.87	8.67	—	8.21
AQ10	—	—	4,585	4,585	—	—	1,391	1,391	—	—	30.34	30.34
	159,553	14,971	4,585	179,109	122	519	1,391	2,032	0.08	3.47	30.34	1.13

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)        AQ10 includes £0.6 billion (2018 - £0.6 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but included in Stage 3.

(2)        In 2019, other mortgages are reported as UK, reflecting country of lending origination.

Key points

•           The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing. The movement in UK mortgages was primarily in bands AQ4-AQ5 and was reflective of a slight increase in the portfolio default rate from a low level that included the effect of the natural seasoning of strong business growth in prior years.

•           The relatively high level of Stage 3 impaired assets (AQ10) in RoI mortgages reflected their legacy mortgage portfolio and the residual effects from the financial crisis. The year-on-year reduction was due to improved customer engagement and the positive effects from the external environment, as well as a residual benefit in 2019 from a 2018 debt sale.

•           In Other Personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision for up to six years after default. The year-on-year increase included the effect of a modest rise in the rate of default, however, the trend flattened in the second half of the year as a result of risk appetite tightening.

•           In addition, the sale of Stage 3 impaired debt in 2018 reduced the ongoing business-as-usual flow of write-offs, with the actual value of debts sales in 2019 also lower than the prior year.

•           ECL provisions coverage shows the expected trend with increased coverage in the poorer asset quality bands, and also by stage.

RBS – Annual Report on Form 20-F 2019	170

Capital and risk management

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,590	413	—	16,003	7	6	—	13	0.04	1.45	—	0.08
AQ5-AQ8	17,268	2,115	—	19,383	38	36	—	74	0.22	1.70	—	0.38
AQ9	38	52	—	90	—	5	—	5	—	9.62	—	5.56
AQ10	—	—	895	895	—	—	402	402	—	—	44.92	44.92
	32,896	2,580	895	36,371	45	47	402	494	0.14	1.82	44.92	1.36
Corporate
AQ1-AQ4	22,373	616	—	22,989	12	11	—	23	0.05	1.79	—	0.10
AQ5-AQ8	37,133	8,803	—	45,936	111	169	—	280	0.30	1.92	—	0.61
AQ9	183	285	—	468	1	18	—	19	0.55	6.32	—	4.06
AQ10	—	—	1,649	1,649	—	—	859	859	—	—	52.09	52.09
	59,689	9,704	1,649	71,042	124	198	859	1,181	0.21	2.04	52.09	1.66
Financial institutions
AQ1-AQ4	32,297	225	—	32,522	7	1	—	8	0.02	0.44	—	0.02
AQ5-AQ8	3,406	319	—	3,725	9	2	—	11	0.26	0.63	—	0.30
AQ9	4	2	—	6	—	1	—	1	—	50.00	—	16.67
AQ10	—	—	13	13	—	—	8	8	—	—	61.54	61.54
	35,707	546	13	36,266	16	4	8	28	0.04	0.73	61.54	0.08
Sovereign
AQ1-AQ4	7,268	4	—	7,272	7	—	—	7	0.10	—	—	0.10
AQ5-AQ8	142	—	—	142	—	—	—	—	—	—	—	—
AQ10	—	—	5	5	—	—	—	—	—	—	—	—
	7,410	4	5	7,419	7	—	—	7	0.09	—	—	0.09
Total
AQ1-AQ4	77,528	1,258	—	78,786	33	18	—	51	0.04	1.43	—	0.06
AQ5-AQ8	57,949	11,237	—	69,186	158	207	—	365	0.27	1.84	—	0.53
AQ9	225	339	—	564	1	24	—	25	0.44	7.08	—	4.43
AQ10	—	—	2,562	2,562	—	—	1,269	1,269	—	—	49.53	49.53
	135,702	12,834	2,562	151,098	192	249	1,269	1,710	0.14	1.94	49.53	1.13
2018*
Property
AQ1-AQ4	15,740	393	—	16,133	8	9	—	17	0.05	2.29	—	0.11
AQ5-AQ8	17,397	1,418	—	18,815	35	27	—	62	0.20	1.90	—	0.33
AQ9	8	66	—	74	—	4	—	4	—	6.06	—	5.41
AQ10	—	—	1,768	1,768	—	—	589	589	—	—	33.31	33.31
	33,145	1,877	1,768	36,790	43	40	589	672	0.13	2.13	33.31	1.83
Corporate
AQ1-AQ4	21,814	773	—	22,587	14	14	—	28	0.06	1.81	—	0.12
AQ5-AQ8	40,004	7,647	—	47,651	96	174	—	270	0.24	2.28	—	0.57
AQ9	26	333	—	359	1	15	—	16	3.85	4.50	—	4.46
AQ10	—	—	1,773	1,773	—	—	771	771	—	—	43.49	43.49
	61,844	8,753	1,773	72,370	111	203	771	1,085	0.18	2.32	43.49	1.50
Financial institutions
AQ1-AQ4	22,150	247	—	22,397	6	5	—	11	0.03	2.02	—	0.05
AQ5-AQ8	2,352	222	—	2,574	8	4	—	12	0.34	1.80	—	0.47
AQ9	—	5	—	5	—	1	—	1	—	20.00	—	20.00
AQ10	—	—	44	44	—	—	31	31	—	—	70.45	70.45
	24,502	474	44	25,020	14	10	31	55	0.06	2.11	70.45	0.22
Sovereign
AQ1-AQ4	6,780	22	—	6,802	7	—	—	7	0.10	—	—	0.10
AQ5-AQ8	161	—	—	161	—	—	—	—	—	—	—	—
AQ10	—	—	4	4	—	—	—	—	—	—	—	—
	6,941	22	4	6,967	7	—	—	7	0.10	—	—	0.10
Total
AQ1-AQ4	66,484	1,435	—	67,919	35	28	—	63	0.05	1.95	—	0.09
AQ5-AQ8	59,914	9,287	—	69,201	139	205	—	344	0.23	2.21	—	0.50
AQ9	34	404	—	438	1	20	—	21	2.94	4.95	—	4.79
AQ10	—	—	3,589	3,589	—	—	1,391	1,391	—	—	38.76	38.76
	126,432	11,126	3,589	141,147	175	253	1,391	1,819	0.14	2.27	38.76	1.29

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Key points

•          Across the Wholesale portfolio, the asset quality band distribution differed, reflecting the diverse nature of the sectors. 52% (2018 – 48%) of Wholesale lending exposure was in the AQ1-AQ4 band.

•          The relatively low provision coverage for Stage 3 loans in the property sector reflected the secured nature of the exposures.

∆

RBS – Annual Report on Form 20-F 2019	171

Capital and risk management

Credit risk – Trading activities

This section details the credit risk profile of RBS’s trading activities.

Securities financing transactions and collateral (audited)

The table below shows securities funding transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
2019	£m	£m	£m	£m	£m	£m
Gross	74,156	73,348	808	71,494	69,020	2,474
IFRS offset	(39,247)	(39,247)	—	(39,247)	(39,247)	—
Carrying value	34,909	34,101	808	32,247	29,773	2,474

Master netting arrangements	(562)	(562)	—	(562)	(562)	—
Securities collateral	(33,178)	(33,178)	—	(29,211)	(29,211)	—
Potential for offset not recognised under IFRS	(33,740)	(33,740)	—	(29,773)	(29,773)	—
Net	1,169	361	808	2,474	—	2,474

2018
Gross	68,044	65,057	2,987	70,097	68,940	1,157
IFRS offset	(39,737)	(39,737)	—	(39,737)	(39,737)	—
Carrying value	28,307	25,320	2,987	30,360	29,203	1,157

Master netting arrangements	(762)	(762)	—	(762)	(762)	—
Securities collateral	(24,548)	(24,548)	—	(28,441)	(28,441)	—
Potential for offset not recognised under IFRS	(25,310)	(25,310)	—	(29,203)	(29,203)	—
Net	2,997	10	2,987	1,157	—	1,157

∆

RBS – Annual Report on Form 20-F 2019	172

Capital and risk management

Credit risk – Trading activities continued

Derivatives (audited)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS 9. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	2019							2018
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						160,942	158,603		138,390	135,673
IFRS offset						(10,913)	(11,724)		(5,041)	(6,776)
Carrying value	3,311	5,048	4,710	1,994	15,063	150,029	146,879	13,979	133,349	128,897
Of which:
Interest rate (1)
Interest rate swaps						89,646	86,123		81,855	74,004
Options purchased						15,300	—		14,481	—
Options written						—	13,198		—	16,371
Futures and forwards						11	10		74	69
Total	2,911	3,306	4,120	956	11,293	104,957	99,331	10,536	96,410	90,444
Exchange rate
Spot, forwards and futures						30,348	30,728		17,904	18,610
Currency swaps						8,795	10,296		11,322	12,062
Options purchased						5,649	—		7,319	—
Options written						—	6,117		—	7,558
Total	399	1,733	580	1,038	3,750	44,792	47,141	3,426	36,545	38,230
Credit	1	6	10	—	17	280	359	16	346	208
Equity and commodity	—	3	—	—	3	—	48	1	48	15
Carrying value					15,063	150,029	146,879	13,979	133,349	128,897

Counterparty mark-to-market netting						(122,697)	(122,697)		(106,762)	(106,762)
Cash collateral						(18,685)	(17,296)		(17,937)	(15,227)
Other financial collateral						(4,292)	(1,276)		(4,469)	(3,466)
Net exposure						4,355	5,610		4,181	3,442
Of which outside netting arrangements						2,092	4,207		2,061	1,708

Banks (2)						621	857		362	443
Other financial institutions (3)						1,020	4,088		1,054	1,144
Corporate (4)						2,452	639		2,510	1,817
Government (5)						262	26		255	38
Net exposure						4,355	5,610		4,181	3,442

UK						2,052	3,153		1,935	1,304
Europe						1,393	1,898		1,308	1,465
US						428	331		588	298
RoW						482	228		350	375
Net exposure						4,355	5,610		4,181	3,442

Asset quality of uncollateralised derivative assets
AQ1-AQ4						3,361			3,384
AQ5-AQ8						972			773
AQ9-AQ10						22			24
Net exposure						4,355			4,181

Notes:

(1)        The notional amount of interest rate derivatives include £7,090 billion (2018 – £5,952 billion) in respect of contracts cleared through central clearing counterparties.

(2)        Transactions with certain counterparties with whom RBS has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.

(3)        Transactions with securitisation vehicles and funds where collateral posting is contingent on RBS’s external rating.

(4)        Mainly large corporates with whom RBS may have netting arrangements in place, but operational capability does not support collateral posting.

(5)        Sovereigns and supranational entities with one-way collateral agreements in their favour.

∆

RBS – Annual Report on Form 20-F 2019	173

Capital and risk management

Credit risk – Trading activities continued

Derivatives: settlement basis and central counterparties (audited)

The table below shows the third party derivative notional and fair value by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
	Traded on	Settled	Not settled		Traded on	Traded	Traded on	Traded
	recognised	by central	by central		recognised	over the	recognised	over the
2019	exchanges	counterparties	counterparties	Total	exchanges	counter	exchanges	counter
	£bn	£bn	£bn	£bn	£m	£m	£m	£m
Interest rate	1,593	7,090	2,610	11,293	—	104,957	—	99,331
Exchange rate	3	—	3,747	3,750	—	44,792	—	47,141
Credit	—	—	17	17	—	280	—	359
Equity and commodity	1	—	2	3	—	—	—	48
Total	1,597	7,090	6,376	15,063	—	150,029	—	146,879
2018
Interest rate	1,642	5,952	2,942	10,536	—	96,410	—	90,444
Exchange rate	4	—	3,422	3,426	—	36,545	—	38,230
Credit	—	—	16	16	—	346	—	208
Equity and commodity	—	—	1	1	—	48	—	15
Total	1,646	5,952	6,381	13,979	—	133,349	—	128,897

∆

Debt securities (audited)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
2019	£m	£m	£m	£m	£m	£m
AAA	—	—	2,197	1,188	5	3,390
AA to AA+	4,897	5,458	2,824	333	87	13,599
A to AA-	—	—	3,297	755	109	4,161
BBB- to A-	—	—	6,508	872	895	8,275
Non-investment grade	—	—	76	298	150	524
Unrated	—	—	—	420	48	468
Total	4,897	5,458	14,902	3,866	1,294	30,417

Short positions	(4,340)	(1,392)	(13,749)	(1,620)	(86)	(21,187)
2018
AAA	—	—	2,093	1,459	7	3,559
AA to AA+	6,834	4,689	3,161	773	120	15,577
A to AA-	—	—	4,571	482	51	5,104
BBB- to A-	—	—	3,592	802	285	4,679
Non-investment grade	—	—	81	832	237	1,150
Unrated	—	—	—	572	8	580
Total	6,834	4,689	13,498	4,920	708	30,649

Short positions	(6,394)	(2,008)	(13,500)	(1,724)	(201)	(23,827)

∆

RBS – Annual Report on Form 20-F 2019	174

Capital and risk management

Credit risk – Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of RBS’s total assets.

					Short	Net of short
	Government	Banks	Other	Total	positions	positions
2019	£m	£m	£m	£m	£m	£m
Western Europe	21,646	8,989	23,490	54,125	14,370	39,755
Of which: France	3,097	1,943	4,365	9,405	2,497	6,908
Germany	6,597	3,903	1,270	11,770	2,371	9,399
Italy	3,757	532	880	5,169	3,642	1,527
Luxembourg	4	38	4,592	4,634	2	4,632
Netherlands	971	626	5,692	7,289	541	6,748
Spain	2,410	260	1,410	4,080	2,493	1,587
United States	14,441	5,754	7,974	28,169	1,483	26,686
Japan	2,722	2,685	302	5,709	12	5,697
2018
Western Europe	21,121	19,003	16,741	56,865	14,103	42,762
Of which: France	3,396	10,209	1,579	15,184	1,626	13,558
Germany	8,023	3,086	1,145	12,254	5,397	6,857
Italy	2,179	248	584	3,011	1,796	1,215
Netherlands	1,142	675	3,739	5,556	985	4,571
Spain	891	450	1,848	3,189	1,164	2,025
United States	13,558	5,458	8,379	27,395	2,103	25,292
Japan	1,857	2,327	405	7,589	11	7,578
Jersey	—	5	3,064	3,069	2	3,067

RBS – Annual Report on Form 20-F 2019	175

Capital and risk management

Market risk (audited)

RBS is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed and discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 182. Pension-related activities also give rise to market risk. Refer to page 187 for more information on risk related to pensions.

∆

Non-traded market risk

Definition (audited)

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

∆

Sources of risk (audited)

The key sources of non-traded market risk are: interest rate risk; credit spread risk; foreign exchange risk; equity risk; and accounting volatility risk.

Each of these risk types are largely managed separately. For detailed qualitative and quantitative information on each of them, refer to the separate sub-sections following the VaR table below.

∆

Key developments in 2019

•    Non-traded market risk is managed separately on both sides of the ring-fence. It continues to be aggregated and monitored against risk appetite at RBS level.

•    Following the Alawwal bank merger, RBS holds a minority equity holding in SABB. This investment in the newly merged entity is held in NWM Plc. The investment is held at fair value. Changes in value are recognised in reserves. This exposure is now captured in the VaR table below.

•    The disposal of the lender-option/borrower-option (LOBO) loan portfolio was completed during 2019, reducing RBS’s exposure to changes in the credit spread compared to the 2018 year-end.

•    Interest rates remained low in 2019, reflecting partly uncertainty over Brexit but also broader uncertainty. The Bank of England base rate remained unchanged at 0.75% but market expectations were for lower interest rates in the longer term. The five-year swap rate fell to 0.81% at 31 December 2019 compared to 1.22% at 31 December 2018, which contributed to slightly lower returns on the structural hedge.

RBS’s net interest earnings sensitivity was consistently positively sensitive to higher interest rates.

•    After a period of weakness, sterling strengthened in the fourth quarter of 2019 against both the US dollar and the euro. Against the US dollar, sterling was 1.32 at 31 December 2019 compared to 1.28 at 31 December 2018. Against the euro, sterling was 1.18 at 31 December 2019 compared to 1.12 at 31 December 2018.

•    RBS continued to manage the sensitivity of its CET1 capital ratio to exchange rate movements, mainly through its net investment hedging programme. Increased capitalisation of NWM Plc’s US branch reduced the branch’s debt funding and NWM Plc’s regulatory exposure to fluctuations in the US dollar exchange rate against sterling.

Risk governance (audited)

Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function.

Risk positions are reported monthly to the Executive Risk Committee and quarterly to the Board Risk Committee, as well as to the Asset & Liability Management Committee (monthly in the case of interest rate, credit spread and accounting volatility risks and quarterly in the case of foreign exchange and equity risks). Market risk policy statements set out the governance and risk management framework.

∆

Risk appetite

RBS’s qualitative appetite is set out in the non-traded market risk appetite statement.

Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that RBS remains within its risk appetite, triggers at RBS and lower levels have been set and are actively managed. For further information on risk appetite, refer to page 117.

Risk controls

For information on risk controls, refer to page 117.

Risk measurement (audited)

Non-traded internal VaR (1-day 99%)

The following table presents one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type. RBS’s VaR metrics are explained on page 178. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2019				2018
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	11.0	14.0	8.0	8.2	14.4	28.2	7.3	11.6
Euro	1.3	2.3	0.7	1.3	2.1	3.9	1.0	1.0
Sterling	10.8	14.1	8.0	8.0	14.5	26.0	7.9	13.3
US dollar	4.6	6.0	3.4	5.2	4.7	8.7	1.4	8.7
Other	0.4	0.7	0.2	0.7	0.5	0.7	0.3	0.7
Credit spread	55.6	59.7	49.2	59.7	59.7	77.8	49.4	77.8
Structural foreign exchange rate	15.2	23.8	7.2	8.6	13.4	32.7	5.9	13.0
Equity	34.5	38.6	31.6	33.5	—	—	—	—
Pipeline risk (1)	0.4	0.9	0.2	0.2	0.6	1.3	0.3	0.4
Diversification (2)	(57.1)	—	—	(45.6)	(24.9)			(20.5)
Total	59.6	64.6	48.1	64.6	63.0	82.3	54.9	82.3

Notes:

(1)

Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2)

RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•

Since June 2019, total VaR has included an equity component reflecting the equity exposure to SABB following the merger with Alawwal. However, given the offsetting diversification benefit, average VaR was at similar levels to the previous year.

•	Structural foreign exchange VaR fell on a period-end basis driven by the merger.

•	Interest rate VaR decreased mainly due to the disposals of the LOBO loans.

∆

RBS – Annual Report on Form 20-F 2019	176

Capital and risk management

Non-traded market risk continued

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary.

NTIRR comprises the following three primary risk types:

•  Gap risk – arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).

•  Basis risk – captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.

•  Option risk – arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where RBS or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk.

To manage exposures within its risk appetite, RBS aggregates interest rate positions and hedges its residual exposure, primarily with interest rate swaps.

Structural hedging aims to reduce gap risk and the sensitivity of earnings to interest rate shocks. It also provides some protection against prolonged periods of falling rates. Structural hedging is explained in greater detail below, followed by information on how RBS measures NTIRR from both an economic value-based and an earnings-based perspective.

Structural hedging

RBS has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, RBS allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and RBS’s capital composition.

The table below presents the incremental income allocation above three-month LIBOR, total income allocation including three-month LIBOR, the period-end and average notional balances, and the total yield including three-month LIBOR associated with the structural hedges managed by RBS.

	2019					2018
	Incremental	Total	Period end	Average	Total	Incremental	Total	Period end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%

Equity structural hedging	399	644	25	27	2.36	469	672	29	29	2.33
Product structural hedging	183	1,094	111	111	0.99	368	1,104	110	108	1.02
Other structural hedges	61	166	21	21	0.79	89	167	22	22	0.77
Total	643	1,904	157	159	1.20	926	1,943	161	159	1.22

Equity structural hedges refer to income allocated primarily to equity and reserves. As a result of ring-fencing in the UK, equity structural hedges were allocated to NatWest Holdings Group and NatWest Markets. At 31 December 2019, the equity structural hedge notional was allocated between the two businesses in a ratio of approximately 80/20 respectively.

Product structural hedges refer to income allocated to customer products by NWH Treasury, mainly current accounts and customer deposits in Commercial Banking and UK Personal Banking (excluding Ulster Bank). Other structural hedges refer to hedges managed by UBI DAC, Private Banking, Ulster Bank Limited, and RBS International Limited.

At 31 December 2019, approximately 90% of structural hedges were sterling-denominated. A significant proportion of other structural hedges, around 33%, were euro-denominated, mainly in UBI DAC.

The table below presents the incremental income associated with product structural hedges at segment level.

	2019	2018
	£m	£m
UK Personal Banking	85	166
Commercial Banking	98	200
Other	—	2
Total	183	368

Note:
(1) 2018 data restated as presented in the H1 2019 Company Announcement.

Key points

•

Incremental income in excess of three-month LIBOR fell in 2019 compared to 2018. This was primarily due to three-month LIBOR fixings rising by approximately 0.15% on average, resulting in less income benefit from the hedge.

•

The overall yield of the structural hedge fell in 2019. Five-year and ten-year sterling swap rates were 0.81% and 0.93% respectively at 31 December 2019, down from 1.22% and 1.35% at 31 December 2018. At 1.20%, the overall yield was higher than swap rates at 31 December 2019.

•

The equity hedge notional decreased in 2019, partly due to the impact of individual banks reviewing their hedge notionals at ring-fencing, but also other impacts, including PPI. In 2019, Private Banking and UBI DAC increased the tenor of some hedges from five to ten years reflecting the equity component. The total weighted average life of the structural hedge at 31 December 2019 was approximately three years.

RBS – Annual Report on Form 20-F 2019	177

Capital and risk management

Non-traded market risk continued

NTIRR can be measured from either an economic value-based or earnings-based perspective, or a combination of the two. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years.

RBS uses VaR as its value-based approach and sensitivity of net interest earnings as its earnings-based approach.

These two approaches provide complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the net interest earnings sensitivity approach may incorporate assumptions about how RBS and its customers will respond to a change in the level of interest rates. In contrast, the VaR approach measures the sensitivity of the balance sheet at a point in time. Capturing all cash flows, VaR also highlights the impact of duration and repricing risks beyond the one-to-three-year period shown in earnings sensitivity calculations.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

RBS’s standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate.

The non-traded interest rate risk VaR metrics for RBS’s retail and commercial banking activities are included in the banking book VaR table presented earlier in this section. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It also includes any mismatch between the maturity profile of external hedges and RBS’s target maturity profile for the hedge.

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve. Assumptions are applied to this curve to derive central bank policy rates. A simple scenario is shown that projects forward earnings over a 12-month period based on the 31 December 2019 balance sheet. A base-case earnings forecast is derived from the market-implied rate curve, which is then subject to interest rate shocks. The difference between the base-case forecast and the shock gives an indication of underlying sensitivity to interest rate movements.

The sensitivity of net interest earnings table shows the expected impact of an immediate upward or downward change of 25 and 100 basis points to all interest rates. Yield curves are expected to move in parallel except that interest rates are assumed to floor at zero per cent or, for euro rates, at the current negative rate. At 31 December 2019, the floor also affects sterling interest rates, reducing the size of the down-rate shock at most maturities.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. The projections do not capture potential management action in response to unexpected changes in the interest rate environment. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

	Parallel shifts in yield curve
	+25 basis points	-25 basis points	+100 basis points	-100 basis points
2019	£m	£m	£m	£m
Euro	25	(2)	129	(3)
Sterling	172	(158)	716	(706)
US dollar	16	(11)	66	(52)
Other	(1)	1	(3)	5
Total	212	(170)	908	(756)

2018
Euro	29	(3)	114	(1)
Sterling	152	(201)	651	(717)
US dollar	15	(8)	63	(42)
Other	1	2	2	3
Total	197	(210)	830	(757)

Key point

•

The increased sensitivity to upward shifts and the reduced sensitivity to a downward 25-basis-point shift partly reflect changes to estimates of how product pricing will respond to interest rate shocks. These estimates are reviewed regularly and are influenced by the overall level of interest rates, RBS’s competitive position and other strategic considerations.

RBS – Annual Report on Form 20-F 2019	178

Capital and risk management

Non-traded market risk continued

The tables below show the net interest earnings sensitivity of structural hedges and managed rate accounts on a one-year, two-year and three-year forward-looking basis to a parallel upward or downward shift in interest rates of 25 basis points. The projection is a simple sensitivity in which the balance sheet is assumed to be constant, with no change in customer behaviour or margin management strategy as a result of rate changes. The impact of structural hedges increases as more maturing hedges are reinvested over the three-year period.

	+25 basis points parallel upward shift			-25 basis points parallel downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
2019	£m	£m	£m	£m	£m	£m
Structural hedges	31	97	168	(27)	(90)	(154)
Managed margin (2)	195	195	196	(158)	(127)	(128)
Other	(14)			15
Total	212	292	364	(170)	(217)	(282)
2018
Structural hedges	32	98	170	(32)	(98)	(167)
Managed margin (2)	150	171	170	(177)	(189)	(163)
Other	15	—	—	(2)	—	—
Total	197	269	340	(210)	(287)	(330)

Notes:

(1)   The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.

(2)   Primarily current accounts and savings accounts.

Sensitivity of fair value through other comprehensive income (FVOCI) and cash flow hedging reserves to interest rate movements

RBS holds most of the bonds in its liquidity portfolio at fair value. Valuation changes that are not hedged (or not in effective hedge accounting relationships) are recognised in FVOCI reserves.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed rate mortgages. Generally these swaps are booked in hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of FVOCI reserves and cash flow hedge reserves to a parallel shift in all rates. In this analysis, interest rates have not been floored at zero. Cash flow hedges are assumed to be fully effective and interest rate hedges of bonds in the liquidity portfolio are also assumed to be subject to fully effective hedge accounting. Hedge accounting ineffectiveness would result in some deviation from the results below, with some gains or losses recognised in P&L instead of reserves. Hedge ineffectiveness P&L is monitored and the effectiveness of cash flow and fair value hedge relationships is regularly tested in accordance with IFRS requirements. Note that a movement in the FVOCI reserve would have an impact on CET1 capital but a movement in the cash flow hedge reserve would not be expected to do so. Volatility in both reserves affects tangible net asset value.

	+25 basis points	-25 basis points	+100 basis points	-100 basis points
2019	£m	£m	£m	£m
FVOCI reserves	(56)	55	(227)	210
Cash flow hedge reserves	(153)	155	(597)	638
Total	(209)	210	(824)	848

2018
FVOCI reserves	(55)	55	(220)	216
Cash flow hedge reserves	(318)	323	(1,250)	1,315
Total	(373)	378	(1,470)	1,531

Key point

•    The sensitivity of cash flow hedge reserves to upward and downward shocks in the yield curve fell in 2019. This partly reflected increased customer demand for five-year fixed-rate mortgage terms. This reduced RBS’s requirement to hedge liabilities over five years with interest rate swaps.

RBS – Annual Report on Form 20-F 2019	179

Capital and risk management

Non-traded market risk continued

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through equity.

RBS’s bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures. The dealing authorities in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating. Exposures and limit utilisations are reported to senior management on a daily basis.

Foreign exchange risk

Non-traded foreign exchange risk arises from three main sources:

•  Structural foreign exchange risk – arises from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling.

•  Non-trading book foreign exchange risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

•  Forecast earnings or costs in foreign currencies – RBS assesses its potential exposure to forecast foreign currency income and expenses. RBS hedges forward some forecast expenses.

The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed to predefined risk appetite levels under delegated authority from the Asset & Liability Management Committee. RBS seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS policy.

Foreign exchange risk (audited)

The table below shows structural foreign currency exposures.

			Net investments in	Net	Structural foreign		Residual structural
	Net investments in	Non-controlling	foreign operations	investment	currency exposures	Economic	foreign currency
	foreign operations	interests (NCI) (1)	excluding NCI	hedges	pre-economic hedges	hedges (2)	exposures
2019	£m	£m	£m	£m	£m	£m	£m
US dollar	1,519	—	1,519	—	1,519	(1,519)	—
Euro	5,914	—	5,914	(650)	5,264	—	5,264
Other non-sterling	1,498	—	1,498	(651)	847	—	847
Total	8,931	—	8,931	(1,301)	7,630	(1,519)	6,111

2018
US dollar	553	—	553	(4)	549	(549)	—
Euro	6,428	33	6,395	(853)	5,542	—	5,542
Other non-sterling	2,600	710	1,890	(1,249)	641	(81)	560
Total	9,581	743	8,838	(2,106)	6,732	(630)	6,102

Notes:

(1)   Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity.

(2)   Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available. Economic hedges of other currency net investments in foreign operations represent monetary liabilities that are not booked as net investment hedges.

∆

Key points (audited)

•      The decrease in net investments in foreign operations mainly reflected the merger of Alawwal bank with SABB, which was followed by the liquidation of RFS Holdings B.V., as a result of which non-controlling interests decreased to nil. The decrease in residual structural foreign currency exposures was due to lower equity investment in eurozone businesses following dividend payments and increased hedging of non-sterling businesses other than Alawwal bank.

•      RBS’s equity shareholding in SABB is held as FVOCI equity shares by NWM Plc and is therefore not included in the above table. Please refer to the equity risk table. The SABB equity shares are not hedged for foreign exchange risk.

•      Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposures pre-economic hedges. For example, at 31 December 2019, a 5% strengthening in foreign currencies against sterling would result in a gain of £0.4 billion in equity while a 5% weakening in foreign currencies against sterling would result in a loss of £0.4 billion in equity.

∆

RBS – Annual Report on Form 20-F 2019	180

Capital and risk management

Non-traded market risk continued

Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity exposures may arise through strategic acquisitions, venture capital investments and restructuring arrangements.

Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature, such as customer restructurings, are taken by authorised persons with delegated authority.

Equity positions are carried at fair value on the balance sheet based on market prices where available. If market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below shows the balance sheet carrying value of equity positions in the banking book.

	2019	2018
	£m	£m
Exchange-traded equity	627	41
Private equity	249	303
Other	76	87
	952	431

The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares.

	2019	2018
	£m	£m
Net realised gains arising from disposals	114	23
Unrealised gains included in Tier 1 or Tier 2 capital	(40)	153

Note:

(1)   Includes gains or losses on FVOCI instruments only.

Key point

•   The increase in equity investments reflects the SABB FVOCI equity shares acquired by NWM Plc from NWM N.V. following the Alawwal bank and SABB merger.

∆

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the Internal Capital Adequacy Assessment Process.

RBS – Annual Report on Form 20-F 2019	181

Capital and risk management

Traded market risk

Definition (audited)

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

∆

Sources of risk (audited)

Traded market risk mainly arises from RBS’s trading activities. These activities provide a range of financing, risk management and investment services to clients - including corporations and financial institutions - around the world. From a market risk perspective, activities are focused on rates; currencies; securitised products; and traded credit. RBS undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives.

All material traded market risk resides in NatWest Markets. The key categories are interest rate risk, credit spread risk and foreign currency price risk.

Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section.

∆

Key developments in 2019

•    Geopolitical risk resulted in periods of market volatility during the year as a result of increased political and economic risks and uncertainty in the UK and global markets.

•    Despite this volatility, traded VaR remained well within appetite throughout the year.

Risk governance (audited)

Market risk policy statements set out the governance and risk management framework. Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. The Market Risk function independently advises on, monitors and challenges the risk-taking activities undertaken by the trading business ensuring these are within constraints of the market risk framework, policies, and risk appetite statements and measures.

∆

Risk appetite

RBS’s qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at RBS level comprise value-at-risk (VaR) and stressed value-at-risk (SVaR). More details on these are provided on the following pages.

For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions. The desk-level mandates comprise qualitative limits related to the product types within the scope of each desk, as well as quantitative metrics specific to the desk’s market risk exposures. These additional limits and metrics aim to control various risk dimensions such as exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. The limit review has been enhanced to improve the alignment between traded market risk exposure and capital usage. This is done by analysing the relationship between VaR and SVaR and the NWM Plc solo CET1 ratio.

To ensure approved limits are not breached and that RBS remains within its risk appetite, triggers at RBS and lower levels have been set such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented. For more detail on risk appetite, refer to page 117.

Risk controls

For information on risk controls, refer to page 117.

Risk monitoring and mitigation

Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, franchise and RBS-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

Traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report summarising the position of exposures against limits at desk, business, franchise and RBS levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee and Board Risk Committee.

Risk measurement

RBS uses VaR, SVaR and the incremental risk charge to measure traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that RBS is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses.

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

The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days on an equally-weighted basis.

The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk.

When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used.

Testing of the performance and adequacy of the VaR model is done on a regular basis through the following processes:

•    Back-testing – Internal and regulatory back-testing is conducted on a daily basis. (Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 report).

•    Ongoing model validation – VaR model performance is assessed both regularly and on an ad-hoc basis if market conditions or portfolio profile change significantly.

•    Model Risk Management review – As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to page 191. More information relating to pricing and market risk models is presented in the Pillar 3 report.

RBS – Annual Report on Form 20-F 2019	182

Capital and risk management

Traded market risk continued

One-day 99% traded internal VaR

Traded VaR (1-day 99%) (audited)

The table below shows one-day 99% internal VaR for RBS’s trading portfolios, split by exposure type.

	2019				2018
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	9.7	16.9	6.3	10.6	14.3	27.3	9.2	13.0
Credit spread	10.5	14.5	7.0	10.6	11.0	24.2	6.9	8.2
Currency	4.0	10.5	1.6	3.2	3.1	7.6	1.4	5.3
Equity	0.7	2.2	0.3	0.9	0.8	1.6	0.3	0.8
Commodity	0.2	0.5	0.0	0.1	0.3	1.0	0.1	0.1
Diversification (1)	(10.3)			(11.3)	(10.5)			(8.8)
Total	14.8	21.5	10.1	14.1	19.0	35.6	11.7	18.6

Note:

(1)  RBS benefits from diversification since it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•    Despite market volatility driven by geopolitical risk throughout the year, traded VaR remained well within appetite.

•    The decrease in the average VaR compared to 2018 is attributed to peaks in H1 2018 due to long euro rates positioning and bond syndication activity.

∆

RBS – Annual Report on Form 20-F 2019	183

Capital and risk management

Traded market risk continued

VaR back-testing

The main approach employed to assess the VaR model’s ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical (Hypo) P&L. For more details on the back-testing approach, refer to the Pillar 3 report.

The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2019. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypo P&L.

	Back-testing exceptions
	Actual	Hypo
Rates	2	4
Currencies	2	6
Credit	—	—

Key points

•  Statistically RBS would expect to see back-testing exceptions 1% of the time over the 250-day period.

•  The exceptions in the Rates business were mainly driven by market moves in sterling and euro rates.

•  The exceptions in the Currencies business were mainly driven by volatility in the foreign exchange market, including movements in the euro/sterling and sterling/US dollar exchange rates.

Stressed VaR (SVaR)

As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions.

	Period-end 2019	Period-end 2018
	£m	£m
10-day 99% traded internal SVaR	90	161

Key point

•  The decrease in period-end SVaR was driven by a reduction of SVaR tail risk due to hedging undertaken to address market volatility.

Risks not in VaR (RNIVs)

The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models.

RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

For further qualitative and quantitative disclosures on RNIVs, refer to the Market Risk section of the Pillar 3 Report.

Stress testing

For information on stress testing, refer to page 118.

Incremental risk charge (IRC)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market Risk section of the Pillar 3 Report.

RBS – Annual Report on Form 20-F 2019	184

Capital and risk management

Market risk – other disclosures

Replacement of Interbank Offered Rates (IBORs) (audited)

Central banks and regulators in major jurisdictions (notably the UK, the EU, the US, Switzerland and Japan) have convened working groups to find, and implement the transition to, suitable replacements for IBOR based interest rates.

The FCA, which regulates the London Interbank Offered Rate (LIBOR) in the UK, has announced that it will not compel panel banks to contribute to LIBOR after 2021. The EU regulation on benchmark interest rates imposed conditions under which only compliant benchmarks may be used in new contracts after 2021.

In the UK, the Sterling Overnight Index Average (SONIA) has been selected as the preferred near Risk Free Rate (RFR) for the sterling markets. This rate is based on the overnight interest rates in wholesale markets and can be compounded over a lending period, which allows a term structure to be built.

Following this decision, the Bank of England announced that all LIBOR-linked financial instruments should be transitioned to SONIA by the end of 2021. Transition mechanisms have been established and market participants are in the process of converting their LIBOR-linked contracts into RFR contracts.

The transition to RFR means that, in line with the transition provisions and to deal with the basis risk between the IBOR-based benchmark rates and the RFRs, a spread had to be added to the preferred RFR to maintain the original economics of the contract. This is dependent on the tenor of the original IBOR based rate.

RBS is fully engaged in the IBOR replacement discussions in the key markets where it operates. Meanwhile, it continues to implement plans to appropriately mitigate the risks associated with the expected discontinuation of certain unsecured IBOR-referenced benchmark interest rates, including the LIBOR. In this regards, RBS:

•   has reviewed, or is in the process of reviewing, the fall-back language for LIBOR-linked instruments, notably floating-rate notes, capital instruments, LIBOR-referenced syndicated loans, asset-backed securities and LIBOR-referenced bilateral loan arrangements – in line with the recommendations of the Alternative Reference Rates Committee, the International Swaps and Derivatives Association and the International Organisation of Securities Commissions and the requirements of the EU benchmarks Regulation.

•   has been actively engaged in the discussions which led to the transition relief being provided by the International Accounting Standards Board (IASB) in relation to hedge accounting under both IAS 39 – ‘Financial instruments – Recognition and Measurement’ (IAS 39) and IFRS 9 – ‘Financial Instruments’ (IFRS 9).

•   continues to engage with regulators and standard setters in relation to the additional items for which relief is being considered, notably accounting for modifications of financial instruments.

•   continues to liaise with regulators, standard setters, industry groups and customers on other relevant matters as the transition to risk-free rates progresses.

•   is in the process of adjusting its products, processes and information systems to deal with the expected effects of the discontinuation of LIBOR, notably the transition and calculation rules.

∆

Based on our current assessment the chart and tables below provide an overview of the proportion of the key line items in the balance sheet that are sensitive to IBOR-based rates and associated contractual maturities.

The graph above excludes capital instruments as these are not sensitive to IBOR-based rates.

RBS – Annual Report on Form 20-F 2019	185

Capital and risk management

Market risk – other disclosures continued

The following tables show the balance sheet categories by average contractual maturity.

Average contractual maturity	GBP LIBOR	USD LIBOR	EURO (IBOR)	Other IBOR	Non Sensitive	Total
Asset derivatives
< 1 year	5%	3%	9%	—	83%	100%
1-2 years	8%	17%	21%	3%	51%	100%
3-5 years	9%	16%	41%	2%	32%	100%
> 5 years	22%	16%	29%	1%	32%	100%

Loans to customers - amortised cost
< 1 year	49%	20%	30%	1%	—	100%
1-2 years	62%	13%	23%	2%	—	100%
3-5 years	67%	11%	20%	2%	—	100%
> 5 years	5%	—	1%	—	94%	100%

Other financial liabilities
< 1 year	11%	—	1%	22%	66%	100%
1-2 years	—	10%	—	20%	70%	100%
3-5 years	—	5%	—	14%	81%	100%
> 5 years	—	—	6%	2%	92%	100%

Subordinated liabilities
< 1 year	—	8%	34%	54%	4%	100%
1-2 years	—	—	—	—	100%	100%
3-5 years	—	—	—	2%	98%	100%
> 5 years	—	26%	—	—	74%	100%

Linkage to balance sheet

The table below analyses RBS’s balance sheet by non-trading and trading business.

	2019			2018
		Non-trading	Trading		Non-trading	Trading
	Total	business	business	Total	business	business
	£bn	£bn	£bn	£bn	£bn	£bn	Primary risk factor
Assets
Cash and balances at central banks	77.9	77.8	0.1	88.9	88.8	0.1	Interest rate

Trading assets	76.7	0.2	76.5	75.1	0.5	74.6
Reverse repos	24.1	—	24.1	24.8	—	24.8	Interest rate
Securities	30.1	—	30.1	30.0	—	30.0	interest rate, credit spreads, equity
Other	22.5	0.2	22.3	20.3	0.5	19.8	Interest rate

Derivatives	150.0	2.4	147.6	133.3	0.4	132.9	Interest rate, credit spreads, equity
Settlement balances	4.4	0.6	3.8	2.9	0.2	2.7	Settlement
Loans to banks	10.7	10.5	0.2	12.9	12.8	0.1	Interest rate
Loans to customers	326.9	326.7	0.2	305.1	304.7	0.4	Interest rate
Other financial assets	61.5	61.5	—	59.5	59.5	—	Interest rate, credit spreads, equity
Other assets	14.9	14.9	—	16.5	16.5	—
Total assets	723.0	494.6	228.4	694.2	483.4	210.8

Liabilities
Bank deposits	20.5	20.5	—	23.3	23.3	—	Interest rate
Customer deposits	369.2	369.0	0.2	360.9	360.7	0.2	Interest rate
Settlement balances	4.1	0.6	3.5	3.1	0.2	2.9	Settlement

Trading liabilities	73.9	0.1	73.8	72.3	—	72.3
Repos	27.9	—	27.9	25.6	—	25.6	Interest rate
Short positions	21.2	—	21.2	23.8	—	23.8	Interest rate, credit spreads
Other	24.8	0.1	24.7	22.9	—	22.9	Interest rate

Derivatives	146.9	4.1	142.8	128.9	0.1	128.8	Interest rate, credit spreads
Other financial liabilities	45.2	44.2	1.0	39.7	38.4	1.3	Interest rate
Subordinated liabilities	10.0	10.0	—	10.5	10.5	—	Interest rate
Other liabilities	9.7	9.7	—	9.0	9.0	—
Total liabilities	679.5	458.2	221.3	647.7	442.2	205.5

Notes:

(1)

Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations. For more information refer to the non-traded market risk section above.

(2)

Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by RBS to measure market risk are detailed in the traded market risk section above.

(3)	Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

RBS – Annual Report on Form 20-F 2019	186

Capital and risk management

Pension risk

Definition

Pension risk is the risk to RBS caused by its contractual or other liabilities to, or with respect to, a pension scheme (whether established for its employees or those of a related company or otherwise). It is also the risk that RBS will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation or because RBS considers that it needs to do so for some other reason.

Sources of risk

RBS has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The Royal Bank of Scotland Group Pension Fund (the Main section) is the largest source of pension risk with £46.5 billion of assets and £39.7 billion of liabilities at 31 December 2019 (2018 – £43.8 billion of assets and £35.5 billion of liabilities). Further detail on RBS’s pension obligations, including sensitivities to the main risk factors, can be found in Note 5 on the consolidated accounts.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. RBS is exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due. In such circumstances, RBS could be obliged (or might choose) to make additional contributions to the schemes, or be required to hold additional capital to mitigate this risk.

Key developments in 2019

•              During 2019, the Scheme Actuary’s annual funding update, undertaken as at 31 December 2018, showed that the Main section was fully funded on the basis used for formal triennial funding valuations. This funding position was reached following the £2 billion sponsor contribution made in 2018 while the Trustee reduced the investment risk in the Main section and added further protection against the potential impact of interest rate and inflation movements on the Main section’s liabilities, as agreed through the Memorandum of Understanding in 2018.

Risk governance

The Group Pension Committee is chaired by the Chief Financial Officer. During 2019, it received its authority from the Group Executive Committee and formulated RBS’s view of pension risk. The Group Pension Committee is a key component of RBS’s approach to managing pension risk and it reviews and monitors risk management, asset and liability strategy and financing issues on behalf of RBS. It also considers investment strategy proposals from the Trustee of the Main section.

For further information on Risk governance, refer to page 115.

Risk appetite

RBS maintains an independent view of the risk inherent in its pension funds. RBS has an annually reviewed pension risk appetite statement incorporating defined metrics against which risk is measured. RBS undertakes regular pension risk monitoring and reporting to the Board, the Board Risk Committee and the Group Pension Committee on the material pension schemes that RBS has an obligation to support.

Risk controls

A pension risk management framework is in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the RBS policy framework, is also in place and is subject to associated framework controls.

Risk monitoring and measurement

Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee by way of the quarterly Risk Management Report.

RBS also undertakes stress tests on its material defined benefit pension schemes each year. These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England.

The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes. The results of the stress tests and their consequential impact on RBS’s balance sheet, income statement and capital position are incorporated into the overall RBS stress test results.

Risk mitigation

Following risk mitigation measures taken by the Trustee in recent years, the Main section is now well protected against interest rate and inflation risks and is being run on a low risk basis with relatively small equity risk exposure. The Main section also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes.

The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global environment and invests, where return justifies the risk, in sectors that reduce the world’s reliance on fossil fuels, or that may otherwise promote environmental benefits. Further details regarding the Main section Trustee’s approach to managing climate change risk can be found in its Responsible Ownership Policy.

Compliance & conduct risk

Definition

Compliance risk is the risk that the behaviour of RBS towards customers fails to comply with laws, regulations, rules, standards and codes of conduct. Such a failure may lead to breaches of regulatory requirements, organisational standards or customer expectations and could result in legal or regulatory sanctions, material financial loss or reputational damage.

Conduct risk is the risk that the conduct of RBS and its subsidiaries and its staff towards customers – or in the markets in which it operates – leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both.

Sources of risk

Compliance and conduct risks exist across all stages of RBS’s relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential insider information. As set out in Note 26 on the consolidated accounts, RBS and certain members of staff are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2019

•           Policies were simplified and enhanced to reflect regulatory changes and technical training delivered across the lines of defence.

•           Ongoing investment in regulatory technology.

•           Planning for LIBOR transition continued including an extended SONIA pilot and further industry engagement.

•           Preparations continued for a number of Brexit outcomes.

•           Enhanced operational capabilities to cope with unprecedented volumes of PPI mis-selling claims.

Risk governance

RBS defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework. Relevant compliance and conduct matters are escalated through Executive Risk Committee and Board Risk Committee.

RBS – Annual Report on Form 20-F 2019	187

Capital and risk management

Compliance & conduct risk continued

Risk appetite

Risk appetite for compliance and conduct risks is set at Board level. Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans.

Risk controls

A range of controls is operated to ensure the business delivers good customer outcomes and is conducted in accordance with legal and regulatory requirements. A suite of policies addressing compliance and conduct risks set appropriate standards across RBS. Examples of these include the Complaints Management Policy, Client Assets & Money Policy, and Product Lifecycle Policy as well as policies relating to customers in vulnerable situations, cross-border activities and market abuse. Continuous monitoring and targeted assurance is carried out as appropriate.

Risk monitoring and measurement

Compliance and conduct risks are measured and managed through continuous assessment and reporting to RBS’s senior risk committees and at Board level. The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes. The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into RBS’s strategic planning cycle.

Risk mitigation

Activity to mitigate the most-material compliance and conduct risks is carried out across RBS with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, complaints management, as well as independent monitoring activity. Internal policies help support a strong customer focus across RBS. Independent assessments of compliance with applicable regulations are also carried out at a legal entity level.

Financial crime risk

Definition

Financial crime risk is the risk presented by criminal activity in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion. It does not include fraud risk management.

Sources of risk

Financial crime risk may be presented if RBS’s employees, customers or third parties undertake or facilitate financial crime, or if RBS’s products or services are used to facilitate such crime. Financial crime risk is an inherent risk across all of RBS’s lines of business.

Key developments in 2019

•           Enhanced financial crime risk assessment processes were implemented to enable improved identification and mitigation of financial crime risks.

•           Improvements were made to transaction monitoring alert processes, including the use of risk-based artificial intelligence to facilitate focus on activity of higher concern.

•           Financial crime policies were refreshed and updated to reflect changes to the regulatory environment and industry best practice.

Risk governance

The Financial Crime Risk Executive Committee, which is chaired by the Group Chief Financial Crime Risk Officer, is the principal financial crime risk management forum. The committee reviews and, where appropriate, escalates material financial crime risks and issues across RBS to the Executive Risk Committee and the Board Risk Committee.

Risk appetite

There is no appetite to operate in an environment where systems and controls do not enable the identification, assessment, monitoring, management and mitigation of financial crime risk. RBS’s systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses. There is no tolerance to systematically or repeatedly breach relevant financial crime regulations and laws.

Risk controls

RBS operates a framework of preventative and detective controls designed to ensure RBS mitigates the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and detailed instructions to ensure they operate effectively.

Risk monitoring and measurement

Financial crime risks are identified and reported through continuous risk management and regular monthly reporting to RBS’s senior risk committees and the Board. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within RBS’s risk appetite.

Risk mitigation

Through the financial crime framework, RBS employs relevant policies, systems, processes and controls to mitigate financial crime risk. This would include the use of dedicated screening and monitoring controls to identify people, organisations, transactions and behaviours which might require further investigation or other actions. RBS ensures that centralised expertise is available to detect and disrupt threats to RBS and its customers. Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives.

Climate-related financial risk

Definition

Climate-related financial risk is the threat of financial loss associated with the impact of climate change and the political, economic and environmental responses to it.

Sources of risk

Physical risks can arise from climate and weather-related events such as heatwaves, droughts, floods, storms and sea level rises. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. RBS could be exposed to physical risks directly by the impacts on its property portfolio and, indirectly, by the impacts on the wider economy as well as impacts on the property and business interests of its customers.

Transition risks can arise from the process of adjustment towards a low-carbon economy. Changes in policy, technology and sentiment could prompt reassessment of customers’ financial risk and may lead to falls in the value of a large range of assets. RBS could be exposed to transition risks directly through the costs of adaptation within economic sectors and markets as well as supply chain disruption leading to financial impacts on RBS and its customers. Potential indirect effects include the erosion of RBS’s competitiveness, profitability, or potential reputation damage.

Key developments in 2019

•                   Climate-related financial risk was classified as a top risk.

•                   A strategy has been developed to embed the financial risks arising from climate change in RBS’s risk management framework.

•                   RBS developed a multi-phase, multi-year plan to build out capabilities across governance, risk management, scenario analysis & stress testing, and disclosures.

•                   In Q4 2019, a pilot project was launched with a consortium of partners to assess physical risk to elements of RBS’s retail and commercial portfolios.

RBS – Annual Report on Form 20-F 2019	188

Capital and risk management

Climate-related financial risk continued

Risk governance

The RBS Board is responsible for addressing and overseeing the financial risks from climate change within RBS’s overall business strategy and risk appetite. The potential impact, likelihood and preparedness of climate-related financial risk is reported quarterly to the Board and Board Risk Committee.

The Chief Risk Officer is accountable for ensuring the financial risks from climate change are captured in RBS’s risk management framework and for ensuring RBS can measure, monitor, manage and report those risks.

In H2 2019, RBS’s climate change working group was formalised into an RBS-wide Climate Change Programme (GCCP), with an executive steering group co-chaired by the Chief Risk Officer. The GCCP steering group, which includes cross-franchise and functional representation from RBS’s subsidiary entities, provides executive-level support, advice and resource direction on climate change strategy, including both risk management and climate-related business opportunities.

The management of climate-related threats requires a strategic approach that considers how decisions today affect future financial risks. A Board-approved plan has been developed to integrate the management of climate-related risks within the risk management framework.

Risk appetite

As part of RBS’s strategy for managing climate-related financial risk, it will be incorporated in the setting of appetite for all relevant risk disciplines. If it is deemed to have a material impact on a particular risk discipline then changes to relevant policies and procedures will be made accordingly. Availability of data and the robustness of risk measurement methodologies will influence the timing of any proposed changes.

Risk monitoring and measurement

Plans have been developed to ensure climate-related financial risks are considered in the tools made available to risk disciplines for risk monitoring and measurement purposes.

A process is underway to identify where climate risk requires the use of new key data elements, new risk metrics and enhancement of risk methodologies. The outputs of the Bank of England’s 2021 biennial exploratory scenario will be used to further enhance RBS’s capabilities for the measurement of climate-related risks.

RBS Group continues to participate in several industry-wide initiatives to develop consistent risk measurement methodologies. RBS Group is a founding signatory of the United Nations Environment Programme Finance Initiative (UNEP FI) Principles for Responsible Banking, which aims to promote sustainable finance around the globe. Through UNEP-FI, RBS Group is participating in three thematic modules exploring how climate change will affect real estate, agriculture and land use. It is also represented on the Climate Financial Risk Forum, established by the PRA and FCA to shape the financial service industry’s response to the challenges posed by climate risk.

For further detail, please see Strategic Report from page 38 to 42.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Fraud and theft – as well as the increasing threat of cyber attacks – are sources of operational risk, as is the impact of natural and man-made disasters. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Key developments in 2019

•           There was an improvement in the operational risk profile, indicated by an improved control environment, with residual elements under close management.

•           A focus remained on maintaining operational resilience and ensuring preparedness for external threats and challenges such as cyber attacks and Brexit.

•           The threat landscape continued to evolve during 2019 and RBS invested in control enhancements to keep pace. This included new anti-malware controls and improved security testing to quickly detect and remediate vulnerabilities.

•           Progress was made in embedding an innovation framework to help deliver innovative solutions to customers safely and at pace.

•           Following the introduction of ring-fencing and Operational Continuity in Resolution requirements, a consistent approach was introduced to identify and capture the risk associated with service provision of service between its legal entities.

•           There was an increased focus on ensuring the security and business strategies were aligned. Security is considered at the outset of new business projects to ensure they are delivered in a safe and secure manner. The number of critical customer impacting incidents continued to reduce year-on-year. There were 14 criticality 1 incidents in 2019 compared to 19 in 2018.

•           Internal training programmes ensure all employees are aware of the threats facing RBS and remain vigilant to unauthorised attempts to access systems and data.

Risk governance

A strong operational risk management function is vital to support RBS’s ambitions to serve its customers better. Improved management of operational risk against defined appetite directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The Operational Risk function, which is the second line of defence, delivers a robust operational risk management framework and culture across RBS.

The Operational Risk function is responsible for the execution and continuous improvement of the operational risk management framework, reporting and escalating key concerns to Executive Risk Committee and Board Risk Committee.

Risk appetite

Operational risk appetite supports effective management of material operational risks. It expresses the level and types of operational risk RBS is willing to accept to achieve its strategic objectives and business plans.

RBS – Annual Report on Form 20-F 2019	189

Capital and risk management

Operational risk continued

The RBS-wide operational risk appetite statement encompasses the full range of operational risks faced by its legal entities, businesses and functions.

A subset of the most material risk appetite measures are defined as board risk measures, which are those that align to strategy and should the limit be breached, would impact on the ability to achieve business plans and threaten stakeholder confidence.

Risk controls and mitigation

The Control Environment Certification (CEC) process is a half yearly self-assessment by the CEOs of RBS’s principal businesses, functions and legal entities, providing a consistent and comparable view on the adequacy and effectiveness of the internal control environment.

CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to Group Audit Committee and Board Risk Committee. They are also shared with external auditors.

The CEC process helps to ensure compliance with the RBS Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the Compliance report on page 108), and certain requirements of the UK Corporate Governance Code.

Risks are mitigated by applying key preventative and detective controls, an integral step in the risk assessment methodology which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated.

Risk monitoring and measurement

Risk and control assessments are used across all business areas and support functions to identify and assess material operational and conduct risks and key controls. All risks and controls are mapped to RBS’s Risk Directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks and also ensure risks are reassessed.

The process is designed to confirm that risks are effectively managed in line with risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively to reduce identified risks.

RBS uses the standardised approach to calculate its Pillar 1 operational risk capital requirement. This is based on multiplying three years’ average historical gross income by coefficients set by the regulator based on business line. As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used to assess Pillar 2A, which is a risk-sensitive add-on to Pillar 1. The model uses historical loss data (internal and external) and forward-looking scenario analysis to provide a risk-sensitive view of RBS’s P2A capital requirement.

Scenario analysis is used to assess how extreme but plausible operational risks will affect RBS. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital, liquidity and funding risk section for operational risk capital requirement figures.

Operational resilience

RBS manages and monitors operational resilience through its risk and control assessments methodology. This is underpinned by setting and monitoring risk indicators and performance metrics for key business services. Progress continues on the response to regulator expectations on operational resilience, with involvement in a number of industry wide operational resilience forums. This enables a more holistic view of RBS’s operational resilience risk profile and the pace of ongoing innovation and change, internally and externally.

Progress also continues on the response to the EBA Guidelines on Outsourcing Arrangements which were issued on 25 February 2019. This ensures that increases in outsourcing (as seen across the industry), to increase efficiency and further embrace new technologies, is managed safely.

Event and loss data management

The operational risk event and loss data management process ensures RBS captures and records operational risk financial and non-financial events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of a Group Notifiable Event Process.

All financial impacts associated with an operational risk event are reported against the date they were recorded in RBS’s financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2019 may relate to events that occurred, or were identified in, prior years. RBS purchases insurance against specific losses and to comply with statutory or contractual requirements.

Percentage and value of events
At 31 December 2019, events aligned to the clients, products and business practices (CBPB) event category accounted for 94% of RBS’s operational risk losses (2018 – 98%), with fraud accounting for 5% (2018 – 2%).

The decrease in CBPB reflected a fall in losses associated with legacy conduct-related matters, with the increase in fraud primarily due to the introduction of the Contingent Reimbursement Model in May 2019, which resulted in RBS having increased liability for reimbursing customers impacted by Authorised Push Payment scams.

	Value of events				Volume of events (1)
	£m		Proportion		Proportion
	2019	2018	2019	2018	2019	2018
Fraud	51	33	5%	2%	93%	89%
Clients, products and business practices	1,026	1,581	94%	98%	3%	6%
Execution, delivery and process management	7	5	1%	—	3%	4%
Employment practices and workplace safety	1	—	—	—	1%	1%
Technology and infrastructure failures	1	—	—	—	—	—
	1,086	1,619	100%	100%	100%	100%

Note:

(1)        Based on the volume and value of events (the proportion and cost of operational risk events to RBS) where the associated loss is more than or equal to £10,000.

RBS – Annual Report on Form 20-F 2019	190

Capital and risk management

Model risk

Definition

Model risk is the risk that a model is specified incorrectly (not achieving the objective for which it is designed), implemented incorrectly (an error in translating the model specification into the version actually used), or being used incorrectly (correctly specified but applied inappropriately).

Sources of risk

RBS uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets and impairment provisions. Other examples include the use of models to measure market risk exposures and calculate associated capital requirements, as well as for the valuation of positions. The models used for stress-testing purposes also play a key role in ensuring RBS holds sufficient capital, even in stressed market scenarios.

Governance

A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Issues are escalated to senior management, through the Model Risk Forum, and the relevant business and function risk committees. The committees also consider whether a model can be approved for use. Models used for regulatory reporting may additionally require regulatory approval before implementation.

Risk appetite

Model risk appetite is defined in the model risk appetite statement and approved by the Board. Model owners and model users are responsible for monitoring performance against appetite, reporting on the model population and carrying out any necessary remediation for positions outside appetite.

Risk controls

Validation for material models is conducted by an independent risk function. Validation also ensures models are developed and implemented appropriately and that their operational environment is fit for purpose. Reviews of relevant models are carried out for new models or amendments to existing models and as part of an ongoing programme to assess model performance. Reviews may test and challenge the logic and conceptual soundness of the methodology or the assumptions underlying a model. Reviews may also test whether or not all appropriate risks have been sufficiently captured as well as checking the accuracy and robustness of calculations.

Risk monitoring and measurement

The appropriateness of approved risk models is reassessed on a periodic basis. Each periodic review begins with an initial assessment. Based on the initial assessment, an internal model governance committee will decide to re-ratify a model or to carry out additional work. The initial assessment considers factors such as a change in the size or composition of the portfolio, market changes, the performance of – or any amendments to – the model and the status of any outstanding issues or scheduled activities carried over from previous reviews.

Risk mitigation

Model risk is mitigated by ensuring adherence to policies and procedures relating to the approval, validation and ongoing monitoring of material models.

Reputational risk

Definition

Reputational risk is the threat to RBS’s public image from a failure to meet stakeholders’ expectations in relation to performance, conduct or business profile. Stakeholders include customers, investors, employees, suppliers, government, regulators, special interest and consumer groups, media and the general public.

Sources of risk

Reputational risk can arise from the conduct of employees; customer activities and the sectors and countries in which they operate; provision of products and transactions; as well as operations and infrastructure. Unexpected external events can also pose a reputational risk to RBS.

Key developments in 2019

•              Updated existing environmental, social and ethical risk acceptance criteria to reflect changes in the wider external environment.

•              Enhanced existing escalation processes for businesses and improved reputational risk management in functions.

•              Consideration of climate change issues within the reputational risk framework.

Risk governance

A reputational risk policy supports reputational risk management across RBS. Reputational risk committees review relevant issues at an individual business or entity level, while the Reputational Risk Committee – which has delegated authority from the Executive Risk Committee – opines on cases, issues, sectors and themes that represent a material reputational risk to RBS. The Board Risk Committee oversees the identification and reporting of reputational risk. The Sustainable Banking Committee has a specific focus on environmental, social and ethical issues.

Risk appetite

RBS manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and quantitative measures. RBS seeks continuous improvement in the identification, assessment and management of customers, transactions, products and issues that present a material reputational risk.

Risk controls

Standards of conduct are in place across RBS requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations.

Risk monitoring and measurement

Primary reputational risk measures are in place to assess internal activity relating to the management of reputational risk, including training. A number of secondary risk measures – including measures also used in the management of operational, conduct and financial risks – are used to assess relevant external factors. Quarterly reports on performance against these measures are provided to the Executive Risk Committee and Board Risk Committee.

Risk mitigation

Reputational risk is mitigated through the policy and governance framework, with ongoing staff training to ensure early identification, assessment and escalation of material issues. External, unexpected, events that could cause reputational damage are generally mitigated through RBS’s Top and Emerging Risks process.

The most material threats to RBS’s reputation continued to originate from historical and more recent conduct issues. As a result, RBS has been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in fines, settlements and public censure. Refer to the Litigation, investigations and reviews section of Note 26 on the consolidated accounts.

RBS – Annual Report on Form 20-F 2019	191

Financial statements

		Page
Report of Independent Registered Public Accounting Firm		193
Consolidated income statement		198
Consolidated statement of comprehensive income		199
Consolidated balance sheet		200
Consolidated statement of changes in equity		201
Consolidated cash flow statement		203
Accounting policies		204
Notes on the consolidated accounts
1	Net interest income	209
2	Non-interest income	209
3	Operating expenses	210
4	Segmental analysis	212
5	Pensions	216
6	Auditor’s remuneration	220
7	Tax	221
8	Earnings per share	223
9	Trading assets and liabilities	223
10	Derivatives	224
11	Financial instruments - classification	228
12	Financial instruments - valuation	230
13	Financial instruments - maturity analysis	237
14	Loan impairment provisions	239
15	Other financial assets	240
16	Intangible assets	241
17	Other assets	242
18	Other financial liabilities	242
19	Subordinated liabilities	242
20	Other liabilities	243
21	Share capital and other equity	244
22	Leases	246
23	Structured entities	249
24	Asset transfers	250
25	Capital resources	250
26	Memorandum items	251
27	Analysis of the net investment in business interests and intangible assets	257
28	Analysis of changes in financing during the year	257
29	Analysis of cash and cash equivalents	258
30	Directors’ and key management remuneration	258
31	Transactions with directors and key management	258
32	Related parties	259
33	Post balance sheet events	259
34	Consolidating financial information	260

RBS – Annual Report on Form 20-F 2019	192

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Royal Bank of Scotland Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Royal Bank of Scotland Group plc (the “Group”) as of 31 December 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended 31 December 2019, the related Accounting policies and Notes 1 to 34, and the information identified as audited in the Annual Report on Remuneration in the Directors’ Remuneration Report and in the Capital and risk management section (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2019 and 2018 and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 13 February 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Group Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Future profitability estimates impacting the recognition of deferred tax and the impairment of goodwill
Description of the Matter

At 31 December 2019, the Group had reported goodwill of £5.6 billion and deferred tax assets of £0.7 billion as detailed in Note 7 and Note 16 in the financial statements.

The recognition and carrying value of deferred tax assets and goodwill are based on estimates of future profitability, which require significant management judgement and include the risk of management bias. The recognition of deferred tax assets considers the future profit forecasts of the legal entities as well as interpretation of recent changes to tax rates and laws.

Judgements and especially challenging, complex and subjective assumptions that are difficult to audit due to the forward looking nature and inherent uncertainties associated with such assumptions include: revenue and cost forecasts which are also impacted by the Group’s strategic review; assumptions used in the recoverability and valuation assessments (discount rates, growth rates, macroeconomic assumptions, etc.); and assumptions regarding the economic consequences of Brexit and other political developments over an extended period.

How We Addressed the Matter in Our Audit

We evaluated the design and operating effectiveness of controls over the preparation and review of the forecasts, the significant assumptions (such as discount rate and long-term growth rate) used in the value in use model, inputs, calculations, methodologies and judgements. This included testing controls over the macroeconomic assumptions in addition to the overall revenue and cost projections, as well as the precision applied to these.

With the support of our internal economic specialists, we tested whether macroeconomic assumptions, including Brexit and other geopolitical considerations, used in the Group’s forecasting process were reasonable by comparing to external sources, as well as EY internally developed forecasts. Considering the recent developments on Brexit and the continued uncertainty relating to the macroeconomic environment and its consequential impact on the forecasts, we evaluated the adequacy of disclosures in the financial statements.

Among other procedures, we assessed the reasonableness of revenue forecasts by evaluating the underlying business strategies, comparing to expected market trends and considering anticipated balance sheet growth.

We obtained an understanding of the strategic review of the Group and we considered its expected impact on the forecasts and the extent to which decisions had been factored into the forecasts, where appropriate, in accordance with the relevant accounting standards. This included the assessment of any accounting impact for the 2019 reporting period (e.g. impairment of assets, hedge accounting and provisions) and evaluation of the adequacy of the disclosure of events occurred after the reporting period. We also inspected the findings from the review performed by management including their own sensitivity analysis of the forecasts.

We evaluated how the discount rates and long-term growth rates used by management compared to our ranges which were determined using peer practice, external market data and calculations performed by our valuation specialists.

We tested how previous management forecasts, including the impact of cost reduction programmes, compared to actual results to evaluate the accuracy of the forecasting process. We assessed the achievability of future cost reduction plans by evaluating the details of the underlying initiatives and how cost ratios compared to peer banks and commentaries from external analysts.

We evaluated how management considered alternative assumptions and performed our own sensitivity and scenario analyses on certain assumptions such as discount rate and long-term growth rate.

With the support of our taxation specialists, we assessed the recoverability of deferred tax assets recognised considering management’s estimate of future taxable profits, including an assessment of the time horizon used for the recoverability of losses and other temporary differences.

Provisions for conduct, litigation and regulatory matters, customer remediation and claims
Description of the Matter

At 31 December 2019, the Group has reported £2.7 billion of provisions for liabilities and charges, including £1.9 billion for conduct and litigation claims, including Payment Protection Insurance (PPI) as detailed in Note 20 and 26 of the financial statements.

The continued litigious environment and heightened regulatory scrutiny give rise to a high level of management judgement in determining appropriate provisions and disclosures. Management judgement is needed to determine whether an obligation exists, and whether a provision should be recorded at 31 December 2019 in accordance with the accounting criteria set out under IAS 37.

Auditing provisions for Payment Protection Insurance (PPI) is complex considering the large number of complaints that remain unprocessed following the significant number of complaints received in the run up to the 29 August 2019 FCA deadline and considering the judgment required by management to estimate the portion of Information Requests (“IR”s) and complaints that will ultimately require PPI redress payments along with the costs associated with doing so. Auditing the adequacy of these provisions is complex because judgement is involved in the selection and use of assumptions in the estimation of material provisions and there is a risk of management bias in the determination of whether an outflow in respect of identified material conduct or legal matters is probable and can be estimated reliably. In addition, judgment is required to assess the adequacy of disclosures of provision for contingent liabilities given the underlying estimation uncertainty in the provisions.

How We Addressed the Matter in Our Audit

We evaluated the design and operating effectiveness of controls over the identification, estimation, monitoring and disclosure of provisions related to legal and conduct matters considering the potential for management override of controls. The controls tested, among others, included those designed and operated by management to identify and monitor claims, and to ensure the completeness and accuracy of data used to estimate provisions.

Among other procedures, we examined the relevant regulatory and legal correspondence to assess developments in certain cases. For the cases which were settled during the period, we compared the actual outflows with the provision that had been recorded, considered whether further risk existed, and evaluated the level of disclosures provided.

For the significant provisions made we assessed the provisioning methodology. For example, we tested the underlying data and assumptions used in the determination of the provisions recorded, including expected claim rates, legal costs, and the timing of settlement. We considered the accuracy of management’s historical estimates and peer bank settlement in similar cases by comparing the actual settlement to the provision. We also developed our own range of reasonable alternative estimates and compared them to management’s provision.

Among other procedures, we assessed the appropriateness of the PPI provision assumptions, which included the complaint conversion, uphold and average redress rates assumed for unprocessed complaints. In assessing these assumptions, we considered the Group’s recent experience, our own expectations, sensitivities, our industry knowledge, the Group’s historical forecasting accuracy in this area and correspondence during the year with regulators. We also tested the clerical accuracy of the provision calculation. We also independently determined a range of future PPI claims and compared it to management’s estimate.

For significant legal matters, we received confirmations from the Group’s external legal counsel for significant matters to evaluate the existence of the obligation and management’s

RBS – Annual Report on Form 20-F 2019	193

Report of Independent Registered Public Accounting Firm

estimate of the outflow at year-end.  We assessed management’s conclusion by evaluating the underlying information used in estimating the provisions including consideration of alternate sources.  We also conducted inquiries with internal legal counsel over the existence of the legal obligations and related provision.

In evaluating the adequacy of these provisions, we considered regulatory developments and, for significant cases, assessed the reasonableness of the assumptions used by management by comparing to the results of our independently performed benchmarking and sensitivity analysis. Where appropriate, we involved our conduct risk specialists to assist us in evaluating the provision. We also analysed historical relevant data and whether it supported current estimates. We performed a test for unrecorded provisions to determine if there were cases not considered in the provision estimate by assessing against external legal confirmations and discussing with internal counsel.

We evaluated the disclosures provided on conduct, litigation, regulatory, customer remediation and claims provisions to assess whether they complied with accounting standards.

Impairment of loans
Description of the Matter

At 31 December 2019 the Group reported total gross loans of £340.0 billion and £3.8 billion of expected credit loss provisions, which includes an overlay of £170 million for economic uncertainty as detailed in the Credit Risk section of the Capital and risk management section and Note 14 of the financial statements.

Management’s judgements and estimates which are especially subjective to audit due to significant uncertainty associated with the assumptions used in the estimation in respect of the timing and measurement of expected credit losses (ECL) include: the allocation of assets to stage 1, 2, or 3 using criteria in accordance with the accounting standard; the accounting interpretations, modelling assumptions and data used to build and run the models that calculate the ECL; the inputs and assumptions used to estimate the impact of multiple economic scenarios; the completeness and valuation of post model adjustments considering the risk of management override; and the measurement of individual provisions including the assessment of multiple scenarios.

We also considered the complexity of management’s process to design and create financial statement disclosures given their granularity and complexity.

How We Addressed the Matter in Our Audit

We evaluated the design and operating effectiveness of controls across the processes relevant to ECL, including the judgements and estimates noted involving specialists to assist us in performing our procedures where appropriate. These controls, among others, included controls over the allocation of assets into stages including management’s monitoring of stage effectiveness, model monitoring including the need for post model adjustments, model validation, data accuracy and completeness, credit monitoring, multiple economic scenarios, individual provisions and production of journal entries and disclosures.

Among other procedures, we observed the executive finance and risk committee meetings where the inputs, assumptions and adjustments to the ECL were discussed and approved.

We performed an overall assessment of the ECL provision levels by stage to determine if they were reasonable by considering the overall credit quality of the Group’s portfolios, risk profile, credit risk management practices and the macroeconomic environment by considering trends in the economy and industries to which the Group is exposed.

We evaluated the criteria used to allocate a financial asset to stage 1, 2 or 3 in accordance with IFRS 9; this included peer benchmarking to assess staging levels. We recalculated the assets in stage 1, 2 and 3 to assess if they were allocated to the appropriate stage and performed sensitivity analysis to assess the impact of different criteria on the ECL.

We involved modelling specialists to assist us to test the assumptions, inputs and formulae used in a sample of ECL models. This included assessing the appropriateness of model design and formulae used, alternative modelling techniques, refinements made to models in the second year of IFRS 9, and recalculating the Probability of Default, Loss Given Default and Exposure at Default, and model implementation for a sample of models.

To evaluate data quality, we agreed ECL calculation data points to source systems. To test credit monitoring, we recalculated the risk ratings for a sample of performing loans.

We involved economic specialists to assist us to evaluate the base case and alternative economic scenarios, including evaluating probability weights and comparing to other scenarios from a variety of external sources, as well as EY internally developed forecasts. This included assessing whether forecasted macroeconomic variables were appropriate, such as GDP, unemployment rate, interest rates and the House Price Index. With the support of our modelling specialists we assessed the correlation and the overall impact of the macroeconomic factors to the ECL.

We assessed the completeness and appropriateness of post model adjustments and recalculated a sample. Based on current economic conditions and market circumstances, we considered the need for sector or systemic adjustments. We assessed the scenarios used and calculation of the overlay in response to economic uncertainty.

We involved valuation specialists to recalculate a sample of individual provisions including the alternative scenarios and evaluating probability weights assigned. The sample was based on a number of factors, including higher risk sectors and materiality.

We assessed the adequacy of disclosures for compliance with the accounting standards and regulatory considerations.

RBS – Annual Report on Form 20-F 2019	194

Report of Independent Registered Public Accounting Firm

Valuation of financial instruments with higher risk characteristics including related income from trading activities
Description of the Matter

At 31 December 2019 the Group reported level 3 assets of £2.6 billion and level 3 liabilities of £1.3 billion as disclosed in Note 12 of the financial statements.

The valuation of financial instruments with higher risk characteristics involves both significant judgement and the risk of inappropriate revenue recognition through incorrect pricing as outlined below. The judgement in estimating fair value of these instruments can involve complex valuation models and significant fair value adjustments, both of which may be reliant on data inputs where there is limited market observability.

Management’s estimates which required significant auditor judgment include: Complex model-dependent valuations, which include interest rate swaps linked to pre-payment behaviour and interest rate and foreign exchange options with exotic features such as those having multiple call dates and variable notional amounts; and pricing inputs and calibrations for illiquid instruments, including rarely traded debt securities. Additionally, derivative instruments whose valuation is dependent upon discount rates associated with complex collateral arrangements are complex; and certain fair value adjustments made to derivatives including Funding Valuation Adjustments (FVA) and Credit Valuation Adjustments (CVA) relating to derivative counterparties whose credit spread is less readily able to be determined, and material product and deal specific adjustments on long dated derivative portfolios.

How We Addressed the Matter in Our Audit

We evaluated the design and operating effectiveness of controls relating to financial instrument valuation and related measurement including independent price verification, model review and approval, collateral management, and income statement analysis and reporting.

Among other procedures, we involved our financial instrument valuation and modelling specialists to assist us in performing the following procedures: testing complex model-dependent valuations by performing independent calculations to assess the appropriateness of models and the adequacy of assumptions and inputs used by the Group; independently re-pricing instruments that had been valued using illiquid pricing inputs, using alternative pricing sources to evaluate management’s valuation; and comparing the methodology used for fair value adjustments to current market practice. We re-valued a sample of counterparty level FVA and CVAs, compared funding spreads to third party data and independently challenged illiquid CVA inputs.

Where differences between our independent valuation and management’s valuation were outside our thresholds, we performed additional testing over each variance to assess the appropriateness of the valuation of financial instruments with higher risk characteristics including related income from trading activities.

We also performed back-testing analysis of recent trade activity to evaluate the drivers of significant differences between book value and trade value and to assess the impact on the fair value of similar instruments within the portfolio. We considered the implications of changes to the business on the valuation of financial instruments in accordance with the relevant accounting standards.

RBS – Annual Report on Form 20-F 2019	195

Report of Independent Registered Public Accounting Firm

Recycling of foreign exchange reserve
Description of the Matter

Under IAS21, disposals or partial disposals of interests in foreign operations may trigger the reclassification of foreign currency translation differences that have been accumulated in equity reserves (“FX reserves”) to profit and loss. In the year ended 31 December 2019, the Group reclassified £1,480 million from FX reserves to profit and loss.

In 2019, a merger between Alawwal and SABB and the liquidation of RFS Holdings BV both triggered reclassification of FX reserves. The recycling amounts were calculated based on the proportion of Group FX reserves which were attributable to those investments. Auditing these judgements was involved complex auditor judgement because of the judgements involved in assessing the timing and amount of recognition.

The accounting judgements were: whether these 2019 transactions met the concept of disposal or partial disposals under IAS 21 and were therefore appropriate trigger events for reclassifying FX reserves to profit and loss; whether the Group’s accounting approach has been consistently applied over the years, by comparison to historical distributions made by RFS Holdings BV; and whether the overall FX reserves recorded against the relevant investments were supportable.

How We Addressed the Matter in Our Audit

We evaluated the design and operating effectiveness of controls over the recognition of FX reserves including management’s determination that the transaction met the applicable criteria for disposals and the calculations of the amounts reclassified into profit and loss and analytical review performed by management.

Among other procedures, we assessed the Group accounting policy on foreign currency translation differences against IAS 21 and assessed management’s accounting basis for the reclassification of FX reserves from equity to profit and loss. More specifically, our assessment focused on the basis for the 2019 transactions being a trigger for reclassification under IAS21 and conversely why historical transactions would not have been trigger events.

In addition, we assessed the determination of the amount of FX reserve being recycled for these transactions by independently recalculating the historical reserves based on all information available.

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016.

London, United Kingdom

13 February 2020

To the Shareholders and the Board of Directors of The Royal Bank of Scotland Group plc

Opinion on Internal Control over Financial Reporting

We have audited The Royal Bank of Scotland Group plc’s (the “Group”) internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended 31 December 2019, the related Accounting policies and Notes 1 to 34, and the information identified as audited in the Annual Report on Remuneration in the Directors’ Remuneration Report and in the Capital and risk management section and our report dated 13 February 2020 expressed an unqualified opinion thereon.

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

RBS – Annual Report on Form 20-F 2019	196

Report of Independent Registered Public Accounting Firm

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

/s/ Ernst & Young LLP

London, United Kingdom

13 February 2020

RBS – Annual Report on Form 20-F 2019	197

Consolidated income statement for the year ended 31 December 2019

	Note	2019	2018*	2017*
		£m	£m	£m
Interest receivable		11,375	11,049	11,034
Interest payable		(3,328)	(2,393)	(2,047)
Net interest income	1	8,047	8,656	8,987
Fees and commissions receivable		3,359	3,218	3,338
Fees and commissions payable		(848)	(861)	(883)
Income from trading activities		932	1,507	634
Loss on redemption of own debt		—	—	(7)
Other operating income		2,763	882	1,064
Non-interest income	2	6,206	4,746	4,146
Total income		14,253	13,402	13,133
Staff costs		(4,018)	(4,122)	(4,676)
Premises and equipment		(1,259)	(1,383)	(1,565)
Other administrative expenses		(2,828)	(3,372)	(3,323)
Depreciation and amortisation		(1,176)	(731)	(808)
Impairment of other intangible assets		(44)	(37)	(29)
Operating expenses	3	(9,325)	(9,645)	(10,401)
Profit before impairment losses		4,928	3,757	2,732
Impairment losses	14	(696)	(398)	(493)
Operating profit before tax		4,232	3,359	2,239
Tax charge	7	(432)	(1,208)	(731)
Profit for the year		3,800	2,151	1,508

Attributable to:
Ordinary shareholders		3,133	1,622	752
Preference shareholders		39	182	234
Paid-in equity holders		367	355	487
Non-controlling interests		261	(8)	35
		3,800	2,151	1,508

Earnings per ordinary share	8	26.0p	13.5p	6.3p
Earnings per ordinary share - fully diluted	8	25.9p	13.4p	6.3p

*Restated for IAS12 ‘income taxes’ refer to accounting policy 1, Other amendments to IFRS, for further details.

The accompanying notes on pages 209 to 266, the accounting policies on pages 204 to 208 and the audited sections of the Business review: Capital and risk management on pages 114 to 191 form an integral part of these financial statements.

RBS – Annual Report on Form 20-F 2019	198

Consolidated statement of comprehensive income for the year ended 31 December 2019

		2019	2018*	2017*
	Note	£m	£m	£m
Profit for the year		3,800	2,151	1,508
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	5
- contributions in preparation for ring-fencing (1)		—	(2,053)	—
- other movements		(142)	86	90
(Loss)/profit on fair value of credit in financial liabilities designated at fair value
through profit or loss due to own credit risk		(189)	200	(126)
FVOCI financial assets		(71)	48	—
Tax		28	502	(10)
		(374)	(1,217)	(46)

Items that do qualify for reclassification
FVOCI financial assets		(14)	7	26
Cash flow hedges		294	(581)	(1,069)
Currency translation		(1,836)	310	100
Tax		(170)	189	256
		(1,726)	(75)	(687)
Other comprehensive loss after tax		(2,100)	(1,292)	(733)
Total comprehensive income for the year		1,700	859	775

Attributable to:
Ordinary shareholders		1,044	305	2
Preference shareholders		39	182	234
Paid-in equity holders		367	355	487
Non-controlling interests		250	17	52
		1,700	859	775

*Restated for IAS12 ‘income taxes’ refer to accounting policy 1, Other amendments to IFRS, for further details.

Note:

(1)

On 17 April 2018 RBS Group agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NWM Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees.  Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NWM Plc made a £53 million contribution to the NWM section in Q1 2019.

The accompanying notes on pages 209 to 266, the accounting policies on pages 204 to 208 and the audited sections of the Business review: Capital and risk management on pages 114 to 191 form an integral part of these financial statements

RBS – Annual Report on Form 20-F 2019	199

Consolidated balance sheet as at 31 December 2019

	Note	2019	2018
		£m	£m
Assets
Cash and balances at central banks	11	77,858	88,897
Trading assets	9	76,745	75,119
Derivatives	10	150,029	133,349
Settlement balances		4,387	2,928
Loans to banks - amortised cost	11	10,689	12,947
Loans to customers - amortised cost	11	326,947	305,089
Securities subject to repurchase agreements		4,269	9,890
Other financial assets excluding securities subject to repurchase agreements		57,183	49,595
Other financial assets	15	61,452	59,485
Intangible assets	16	6,622	6,616
Other assets	17	8,310	9,805
Total assets		723,039	694,235

Liabilities
Bank deposits	11	20,493	23,297
Customer deposits	11	369,247	360,914
Settlement balances		4,069	3,066
Trading liabilities	9	73,949	72,350
Derivatives	10	146,879	128,897
Other financial liabilities	18	45,220	39,732
Subordinated liabilities	19	9,979	10,535
Other liabilities	20	9,647	8,954
Total liabilities		679,483	647,745

Ordinary shareholders’ interests		38,993	41,182
Other owners’ interests		4,554	4,554
Owners’ equity	21	43,547	45,736
Non-controlling interests		9	754
Total equity		43,556	46,490

Total liabilities and equity		723,039	694,235

The accompanying notes on pages 209 to 266, the accounting policies on pages 204 to 208 and the audited sections of the Business review: Capital and risk management on pages 114 to 191 form an integral part of these financial statements

The accounts were approved by the Board of directors on 13 February 2020 and signed on its behalf by:

Howard Davies	Alison Rose-Slade	Katie Murray	The Royal Bank of Scotland Group plc
Chairman	Group Chief Executive Officer	Group Chief Financial Officer	Registered No. SC45551

RBS – Annual Report on Form 20-F 2019	200

Consolidated statement of changes in equity for the year ended 31 December 2019

	2019	2018*	2017*
	£m	£m	£m
Called-up share capital - at 1 January	12,049	11,965	11,823
Ordinary shares issued	45	84	142
At 31 December	12,094	12,049	11,965

Paid-in equity - at 1 January	4,058	4,058	4,582
Redeemed/reclassified (1)	—	—	(524)
At 31 December	4,058	4,058	4,058

Share premium account - at 1 January	1,027	887	25,693
Ordinary shares issued	67	140	235
Redemption of debt preference shares (2)	—	—	748
Capital reduction (3)	—	—	(25,789)
At 31 December	1,094	1,027	887

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881

FVOCI reserve - at 1 January (4)	343	255	238
Implementation of IFRS 9 on 1 January 2018	—	34	—
Unrealised (losses)/gains	(107)	97	202
Realised gains	(90)	(42)	(176)
Tax	(8)	(1)	(9)
At 31 December	138	343	255

Cash flow hedging reserve - at 1 January	(191)	227	1,030
Amount recognised in equity (5)	573	(63)	(277)
Amount transferred from equity to earnings (6)	(279)	(518)	(792)
Tax	(68)	163	266
At 31 December (7)	35	(191)	227

Foreign exchange reserve - at 1 January	3,278	2,970	2,888
Retranslation of net assets	(428)	195	111
Foreign currency gains/(losses) on hedges of net assets	83	(33)	(6)
Tax	(110)	23	(1)
Recycled to profit or loss on disposal of businesses (8)	(1,480)	123	(22)
At 31 December (7)	1,343	3,278	2,970

Capital redemption reserve - at 1 January	—	—	4,542
Capital reduction (3)	—	—	(4,542)
At 31 December	—	—	—

Retained earnings - at 1 January	14,312	17,130	(12,936)
Implementation of IFRS 9 on 1 January 2018 (4)	—	(105)	—
Implementation of IFRS 16 on 1 January 2019 (9)	(187)	—	—
Profit attributable to ordinary shareholders and other equity owners	3,539	2,159	1,473
Equity preference dividends paid	(39)	(182)	(234)
Paid-in equity dividends paid	(367)	(355)	(487)
Ordinary dividends paid	(3,018)	(241)	—
Capital reduction (3)	—	—	30,331
Redemption of debt preference shares (2)	—	—	(748)
Redemption of equity preference shares (10)	—	(2,805)	—
Redemption/reclassification of paid-in equity	—	—	(196)
Realised gains in period on FVOCI equity shares	112	6	—
Remeasurement of the retirement benefit schemes
- contributions in preparation for ring-fencing (11)	—	(2,053)	—
- other movements	(142)	86	90
- tax	24	539	(28)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	(189)	200	(126)
- tax	20	(33)	18
Shares issued under employee share schemes	(6)	(2)	(5)
Share-based payments	(113)	(32)	(22)
At 31 December	13,946	14,312	17,130

*Restated for IAS12 ‘income taxes’ refer to accounting policy 1, Other amendments to IFRS, for further details.

RBS – Annual Report on Form 20-F 2019	201

Consolidated statement of changes in equity for the year ended 31 December 2019

	2019	2018*	2017*
	£m	£m	£m
Own shares held - at 1 January	(21)	(43)	(132)
Shares issued under employee share schemes	39	87	161
Own shares acquired	(60)	(65)	(72)
At 31 December	(42)	(21)	(43)
Owners’ equity at 31 December	43,547	45,736	48,330
Non-controlling interests - at 1 January	754	763	795
Currency translation adjustments and other movements	(11)	25	17
Profit/(loss) attributable to non-controlling interests	261	(8)	35
Dividends paid	(5)	(5)	(25)
Equity raised (12)	45	—	—
Equity withdrawn and disposals (13)	(1,035)	(21)	(59)
At 31 December	9	754	763

Total equity at 31 December	43,556	46,490	49,093

Total equity is attributable to:
Ordinary shareholders	38,993	41,182	41,707
Preference shareholders	496	496	2,565
Paid-in equity holders	4,058	4,058	4,058
Non-controlling interests	9	754	763
	43,556	46,490	49,093

*Restated for IAS12 ‘income taxes’ refer to accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)

Paid-in equity reclassified to liabilities as a result of the call of US$564 million and CAD321 million EMTN notes in August 2017 (redeemed in October 2017) and the call of RBS Capital Trust D in March 2017 (redeemed in June 2017).

(2)

During 2017, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.1 billion. The nominal value of £0.3 million was credited to the capital redemption reserve; share premium increased by £0.7 billion in respect of the premium received on issue, with a corresponding decrease in retained earnings.

(3)

On 15 June 2017, the Court of Session approved a reduction of RBSG plc’s capital so that the amounts which stood to the credit of share premium account and capital redemption reserve were transferred to retained earnings.

(4)	Years ended 31 December 2019 and 31 December 2018 prepared under IFRS 9. Year ended 31 December 2017 prepared under IAS 39.
(5)

The amount credited to the cash flow hedging reserve comprised £585 million (2018 - £166 million debit) in relation to interest rate hedges lesser debit of £12 million (2018 - £103 million credit) in relation to foreign exchange hedges.

(6)

The cash flow hedging reserve was reduced by £243 million in relation to interest rate hedges (2018 - £493 million) credited net interest income and reduced by £36 million (2018 - £25 million) in relation to foreign exchange hedging which was credited to net interest income.

(7)	The hedging element of the cash flow hedging reserve and foreign exchange reserve relates mainly to de-designated hedges.
(8)

Includes £290 million recycled on completion of the Alawwal bank merger in June 2019 (with a further £48m shown in Tax), £1,102 million recycled on the subsequent liquidation of RFS Holdings B.V. (with a further £65m shown in Tax), and £67m attributable to the capital repayment by UBI DAC. The Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at FVOCI. The recycling gains arising from the liquidation of RFS Holdings B.V. and capital repayment by UBIDAC, have been calculated using the step-by-step method in IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ and by reference to the absolute reduction in ownership interest respectively. Amount recycled also includes £2,661 million related with historical hedge relationship taken to non interest income.

(9)

Year ended 31 December 2019 prepared under IFRS 16 Leases. Years ended 31 December 2018 and 31 December 2017 prepared under IAS 17 Leases. Refer to Note 22 for further information on the impact of IFRS 16 implementation.

(10)	During 2018, non-cumulative US dollar, Euro and Sterling preference shares were redeemed.
(11)

On 17 April 2018 RBS Group agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NWM Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant Also under the MoU, NWM Plc made a £53 million contribution to the NWM section in Q1 2019.

(12)	Capital injection from RFS Holdings B.V. consortium members.
(13)	Distribution to RFS Holdings B.V. consortium members on completion of the Alawwal bank merger.

The accompanying notes on pages 209 to 266, the accounting policies on pages 204 to 208 and the audited sections of the Business review: Capital and risk management on pages 114 to 191 form an integral part of these financial statements

RBS – Annual Report on Form 20-F 2019	202

Consolidated cash flow statement for the year ended 31 December 2019

		2019	2018	2017
	Note	£m	£m	£m
Cash flows from operating activities
Operating profit before tax		4,232	3,359	2,239
Interest on subordinated liabilities		483	461	572
Interest on treasury bills and debt securities		(854)	(534)	(330)
Impairment losses /(releases) on loans to customers		366	(496)	(647)
Profit on sale of subsidiaries and associates		(2,224)	—	(155)
Loss/(gain) on sale of other financial assets		22	(34)	(226)
(Gain)/loss on sale of property, plant and equipment		(58)	(50)	(75)
Defined benefit pension schemes		188	308	375
Charges and releases on provisions		1,243	1,333	1,930
Depreciation, amortisation and impairment of assets		1,489	768	837
Change in fair value taken to profit or loss of subordinated liabilities		317	(243)	(144)
Change in fair value taken to profit or loss of MRELs		539	(59)	(167)
Interest on MRELs		645	415	244
Loss on redemption of own debt		—	—	7
Change in fair value taken to profit or loss of other financial assets		(280)	585	—
Elimination of foreign exchange differences		949	415	(832)
Other non-cash items		(272)	1,872	(9)
Net cash flows from trading activities		6,785	8,100	3,619
Decrease/(increase) in net loans to banks		3,563	(1,923)	(206)
(Increase)/decrease in net loans to customers		(22,312)	4,675	2,672
(Increase)/decrease in trading assets		(659)	7,543	—
(Increase)/decrease in derivative assets		(16,680)	27,494	86,138
(Increase)/decrease in settlement balance assets		(1,459)	(411)	3,009
Decrease/(increase) in other financial assets		924	518	(1,319)
Decrease/(increase) in other assets		707	541	(31)
(Decrease)/increase in banks deposits		(2,804)	(7,099)	8,341
Increase/(decrease) in customer deposits		8,333	(1,064)	17,108
Increase/(decrease) in trading liabilities		1,599	(9,630)	—
Increase/(decrease) in derivative liabilities		17,982	(25,609)	(81,969)
Increase/(decrease) in settlement balance liabilities		1,003	222	5,649
Increase/(decrease) in other financial liabilities		2,871	2,366	956
(Decrease)/increase in other liabilities		(2,677)	(12,080)	(7,735)
Changes in operating assets and liabilities		(9,609)	(14,457)	32,613
Income taxes paid		(278)	(466)	(520)
Net cash flows from operating activities (1)		(3,102)	(6,823)	35,712

Cash flows from investing activities
Sale and maturity of other financial assets		19,990	11,832	11,656
Purchase of other financial assets		(21,345)	(19,516)	(17,212)
Interest on other financial assets		854	534	330
Sale of property, plant and equipment		428	264	405
Purchase of property, plant and equipment		(559)	(619)	(1,132)
Net investment in business interests and intangible assets	27	(84)	(489)	(199)
Net cash flows from investing activities		(716)	(7,994)	(6,152)

Cash flows from financing activities
Issue of ordinary shares		17	144	306
Redemption of other equity instruments		—	(2,826)	(779)
Own shares disposed/(acquired)		(21)	22	89
Issue of subordinated liabilities		577	—	—
Redemption of subordinated liabilities		(1,108)	(2,258)	(5,747)
Redemption of debt preference shares		—	—	(748)
Service cost of other equity instruments		(3,429)	(803)	(612)
Interest on subordinated liabilities		(510)	(566)	(717)
Issuance of MRELs		3,640	6,996	3,612
Redemption and maturity of MRELs		(1,285)	—	(774)
Interest on MRELs		(428)	(237)	(139)
Net cash flows from financing activities (2)		(2,547)	472	(5,509)
Effects of exchange rate changes on cash and cash equivalents		(1,983)	676	(16)

Net (decrease)/increase in cash and cash equivalents		(8,348)	(13,669)	24,035
Cash and cash equivalents at 1 January		108,936	122,605	98,570
Cash and cash equivalents at 31 December	29	100,588	108,936	122,605

Notes:

(1)	Includes interest received of £11,245 million (2018 - £10,927 million, 2017 - £10,946 million) and interest paid of £3,318 million (2018 - £2,511 million, 2017 - £2,300 million).
(2)	2018 and 2017 have been re-presented to align the balance sheet classification. MREL was previously presented in Operating activities and is now presented in Financing activities.

The accompanying notes on pages 209 to 266, the accounting policies on pages 204 to 208 and the audited sections of the Business review: Capital and risk management on pages 114 to 191 form an integral part of these financial statements

RBS – Annual Report on Form 20-F 2019	203

Accounting policies

1. Presentation of accounts

The accounts, set out on pages 198 to 266, including these accounting policies on pages 204 to 208, and the audited sections of the Financial review: Capital and risk management on pages 114 to 191, are prepared on a going concern basis (see the Report of the directors, page 110) and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations as issued by the IFRS Interpretations Committee of the IASB and adopted by the European Union (EU) (together IFRS). The significant accounting policies and related judgments are set out below.

The Royal Bank of Scotland Group plc (RBSG plc) is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006.

The accounts are presented in the functional currency, pounds sterling.

With the exception of certain financial instruments as described in Accounting policies 12 and 20 and investment property, the accounts are presented on a historical cost basis.

Accounting policy changes effective 1 January 2019

Adoption of IFRS 16

Refer to Accounting policy 9 and Note 22 for details of the adoption of IFRS 16.

Other amendments to IFRS

IAS 12 ‘Income taxes’ was revised with effect from 1 January 2019. The income statement now includes any tax relief on the servicing cost of instruments classified as equity. Relief of £67 million was recognised in the statement of changes in equity for the year ended 31 December 2018; this and prior years have been restated.

IAS 19 ‘Employee Benefits’ was amended by the IASB in February 2018 to clarify the need to update assumptions whenever there is a plan amendment, curtailment or settlement. This amendment has not affected the accounts.

Presentation of interest in suspense recoveries - In March 2019 the IFRS Interpretations Committee (IFRIC) issued an agenda decision on the presentation of unrecognised interest when a credit-impaired financial asset (commonly referred to as a ‘Stage 3’ financial asset) is subsequently paid in full or is no longer credit-impaired. This concluded that the difference arising from the additional interest recovered must be recognised as a reversal of impairment rather than within interest revenue. This affects both recognition and the reversal of the expected credit loss (ECL) allowance.

RBS Group changed its accounting policy in line with the IFRIC decision. Hence, the gross carrying amount of the financial assets within the scope of the provisions of the decision, as well as the associated ECL allowance on the balance sheet have been adjusted by £460 million and the comparative period restated by £455 million with no effect on equity. The coverage ratio for the current and comparative periods have been adjusted and restated accordingly.

In addition, until 1 January 2019, interest in suspense recoveries were presented as a component of interest receivable within Net interest income. From 1 January 2019 interest in suspense recoveries are presented within Impairment losses and amounted to £64 million for the year ended 31 December 2019. Comparatives have not been restated on the grounds of materiality.

IAS 39 ‘Financial Instruments: Recognition and Measurement’, IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ - In September 2019, the IASB published amendments to address the issues arising from the replacement of existing IBOR based interest rate benchmarks with alternative nearly risk-free interest rates (RFRs) in the context of hedge accounting. These amendments allow hedging relationships affected by the IBOR reform to be accounted for as continuing hedges. RBS has early adopted these amendments for the annual reporting period ending on 31 December 2019.

The amendments provide relief on key areas of hedge accounting most notably the hedge effectiveness assessment and the ability to identify LIBOR-based cash flows for the purpose of designation (re-designation) during the period of the Reform. Additional disclosures are shown in Note 10.

IFRIC decision - Disclosure of change in liabilities arising from financing activities (IAS 7 statement of cash flows) – Following the IFRIC decision on how changes in liabilities should be presented in the cash flow statement, RBS has revised its presentation of financing activities and applied this to the cash flow statement.

2. Basis of consolidation

The consolidated accounts incorporate the financial statements of RBSG plc and entities (including certain structured entities) that give access to variable returns and that are controlled by RBS Group. Control is assessed by reference to our ability to enforce our will on the other entity, typically through voting rights.

All intergroup balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared under uniform accounting policies.

3. Revenue recognition

Interest income or expense relates to financial instruments measured at amortised cost and debt instruments classified as fair value through OCI using the effective interest rate method, the effective part of any related accounting hedging instruments, and finance lease income recognised at a constant periodic rate of return before tax on the net investment on the lease. Negative effective interest accruing to financial assets is presented in interest payable.

Other interest relating to financial instruments measured at fair value is recognised as part of the movement in fair value.

Fees in respect of services are recognised as the right to consideration accrues through the performance of each distinct service obligation to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable.

4. Assets held for sale

A non-current asset (or disposal group) is classified as held for sale if RBS Group will recover its carrying amount principally through a sale transaction rather than through continuing use and is measured at the lower of its carrying amount or fair value less cost to sell.

5. Employee benefits

Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services. Employees may receive variable compensation satisfied by cash, by debt instruments issued by RBS Group or by RBSG plc shares. RBS Group operates a number of share-based compensation schemes under which it awards RBSG plc shares and share options to its employees. Such awards are generally subject to vesting conditions.

Variable compensation that is settled in cash or debt instruments is charged to profit or loss on a straight-line basis over the vesting period, taking account of forfeiture and clawback criteria.

Contributions to defined contribution pension schemes are recognised in profit or loss as employee service costs accrue.

For defined benefit pension schemes, the net of the recognisable scheme assets and obligations is reported in the balance sheet. The defined benefit obligation is measured on an actuarial basis. The charge to profit or loss for pension costs (mainly the service cost and the net interest on the net defined benefit asset or liability) is recognised in operating expenses.

Actuarial gains and losses (i.e. gains and/or losses on re-measuring the net defined benefit asset or liability) are recognised in other comprehensive income in full in the period in which they arise. The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised in the balance sheet subject to the asset celling test which requires the net defined benefit surplus to be limited to the present value of any economic benefits

RBS – Annual Report on Form 20-F 2019	204

Accounting policies

available to RBS Group in the form of refunds from the plan or reduced contributions to it.

6. Intangible assets and goodwill

Intangible assets acquired by RBS Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets’ estimated useful economic lives using methods that best reflect the pattern of economic benefits and is included in Depreciation and amortisation. These estimated useful economic lives are:

Computer software	3 to 12 years
Other acquired intangibles	5 to 10 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred, as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration transferred, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net assets over the net fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities.

Goodwill is measured at initial cost less any subsequent impairment losses. The gain or loss on the disposal of a subsidiary includes the carrying value of any related goodwill.

7. Impairment of intangible assets, rights of use and property, plant and equipment

At each balance sheet date, RBS Group assesses whether there is any indication that its intangible assets, rights of use or property, plant and equipment are impaired. If any such indication exists, RBS Group estimates the recoverable amount of the asset and the impairment loss, if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The recoverable amount of an asset that does not generate cash flows that are independent from those of other assets or groups of assets, is determined as part of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of RBS Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell or its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been taken into account in estimating future cash flows.

An impairment loss is recognised if the recoverable amount of an intangible or tangible asset is less than its carrying value. The carrying value of the asset is reduced by the amount of the loss and a charge recognised in profit or loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment can be recognised when an increase in service potential arises provided the increased carrying value is not greater than it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Foreign currencies

Transactions in foreign currencies are recorded in the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 20).

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the relevant functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on non-monetary financial assets classified as fair value through OCI, for example equity shares, which are recognised in other comprehensive income unless the asset is the hedged item in a fair value hedge.

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

9. Leases

RBS Group has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. RBS Group has applied IFRS 16 on a modified retrospective basis without restating prior years. The effect is set out in Note 22.

As lessor

Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

As lessee

On entering a new lease contract, RBS Group recognises a right of use asset and a lease liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment.

Short term and low value leased assets are expensed on a systematic basis.

10. Provisions and contingent liabilities

RBS Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when RBS Group has a constructive obligation to restructure. An obligation exists when RBS Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to

RBS – Annual Report on Form 20-F 2019	205

Accounting policies

implement the plan or by announcing its main features.

RBS Group recognises any onerous cost of the present obligation under a contract as a provision. An onerous cost is the unavoidable cost of meeting RBS Group’s contractual obligations that exceed the expected economic benefits. When RBS Group vacates a leasehold property, the right of use asset would be tested for impairment and a provision may be recognised for the ancillary occupancy costs, such as rates.

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

11. Tax

Income tax expense or income, comprising current tax and deferred tax, is recorded in the income statement except income tax on items recognised outside profit or loss which is credited or charged to other comprehensive income. The tax consequences of servicing equity instruments are recognised in the income statement.

Current tax is income tax payable or recoverable in respect of the taxable profit or loss for the year arising in profit or loss, other comprehensive income or equity. Provision is made for current tax at rates enacted, or substantively enacted, at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent their recovery is probable.

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

Deferred tax assets and liabilities are offset where RBS Group has a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual RBS Group company or on RBS Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously.

Accounting for taxes is judgmental and carries a degree of uncertainty because tax law is subject to interpretation, which might be questioned by the relevant tax authority. RBS Group recognises the most likely current and deferred tax liability or asset, assessed for uncertainty using consistent judgments and estimates. Current and deferred tax assets are only recognised where their recovery is deemed probable, and current and deferred tax liabilities are recognised at the amount that represents the best estimate of the probable outcome having regard to their acceptance by the tax authorities.

12. Financial instruments

Financial instruments are classified either by product, by business model or by reference to the IFRS default classification.

Classification by product relies on specific designation criteria which are applicable to certain classes of financial assets or circumstances where accounting mismatches would otherwise arise. Classification by business model reflects how RBS Group manages its financial assets to generate cash flows. A business model assessment determines if cash flows result from holding financial assets to collect the contractual cash flows, from selling those financial assets, or both.

The product classifications apply to financial assets that are either designated at fair value through profit or loss (DFV), or to equity investments designated as at fair value through other comprehensive income (FVOCI). Financial assets may also be irrevocably designated at fair value through profit or loss upon initial recognition if such designation eliminates, or significantly reduces, accounting mismatch. In all other instances, fair value through profit or loss (MFVTPL) is the default classification and measurement category for financial assets.

Regular way purchases of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Business model assessment of assets is made at portfolio level, being the level at which they are managed to achieve a predefined business objective. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives of the portfolio, its risk management, manager’s remuneration and the ability to monitor sales of assets from a portfolio.

Most financial assets are within ‘held to collect’ business models, and have contractual cash flows that comprise solely payments of principal and interest and therefore measured at amortised cost. Certain financial assets are managed under a business model of both ‘held to collect and sell’ and have contractual cash flows comprising solely of payments of principal and interest, and are measured at fair value through other comprehensive income (‘FVOCI’).

The contractual terms of a facility; any leverage features; prepayment and extension terms; and triggers that might reset the effective rate of interest; are considered in determining whether cash flows comprise solely payments of principal and interest.

All financial instruments are measured at fair value on initial recognition.

All liabilities not subsequently measured at fair value are measured at amortised cost.

13. Impairment: expected credit losses

At each balance sheet date each financial asset or portfolio of loans measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment is assessed for impairment and presented as impairments in the income statement. Loss allowances are forward-looking, based on 12 month expected credit losses where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses.

Expected credit losses are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is a reduction in the net present value of expected cash flows. On a significant increase in credit risk, allowances are recognised without a change in the expected cash flows, although typically expected cash flows do change also; and expected credit losses are adjusted from 12 month to lifetime expectations.

Judgement is exercised as follows:

•          Models – in certain low default portfolios, Basel parameter estimates are also applied for IFRS 9.

•          Non-modelled portfolios, mainly in Private Banking, RBSI and Lombard, use a standardised capital requirement under Basel II. Under IFRS 9, they have bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level.

•          Multiple economic scenarios (MES) – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.

RBS – Annual Report on Form 20-F 2019	206

Accounting policies

•          Significant increase in credit risk - IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

On restructuring a financial asset without causing derecognition of the original asset, the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where RBS Group’s interest in equity shares following the exchange is such that RBS Group controls an entity, that entity is consolidated.

Impaired loans are written off and therefore derecognised from the balance sheet when RBS Group concludes that there is no longer any realistic prospect of recovery of part, or all, of the loan. For loans that are individually assessed for impairment, the timing of the write off is determined on a case by case basis. Such loans are reviewed regularly and write off will be prompted by bankruptcy, insolvency, renegotiation and similar events.

The typical time frames from initial impairment to write off for RBS Group’s collectively-assessed portfolios are:

•          Retail mortgages: write off usually occurs within five years, or when an account is closed, if earlier.

•          Credit cards: the irrecoverable amount is written off after 12 months; three years later any remaining amounts outstanding are written off.

•          Overdrafts and other unsecured loans: write off occurs within six years

•          Commercial loans: write offs are determined in the light of individual circumstances; the period does not exceed five years.

•          Business loans are generally written off within five years.

14. Financial guarantee contracts

Under a financial guarantee contract, RBS Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 13. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

15. Loan commitments

Provision is made for expected credit loss on loan commitments, other than those classified as held-for-trading. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by RBS Group are classified as held-for-trading and measured at fair value through profit or loss.

16. Derecognition

A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. Conversely, an asset is not derecognised by a contract under which RBS Group retains substantially all the risks and rewards of ownership. If substantially all the risks and rewards have been neither retained nor transferred, RBS Group does not derecognise an asset over which it has retained control but limits its recognition to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or is cancelled, or expires.

17. Sale and repurchase transactions

Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by RBS Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which RBS Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset. Sale and repurchase transactions that are not accounted for at fair value through profit or loss are measured at amortised cost. The difference between the consideration paid or received and the repurchase or resale price is treated as interest and recognised in interest income or interest expense over the life of the transaction.

18. Netting

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, RBS Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. RBS Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented gross.

19. Capital instruments

RBS Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of RBS Group after the deduction of liabilities. The components of a compound financial instrument issued by RBS Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate. Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of RBSG plc purchased by RBS Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act 2006.

On the sale or re-issue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

20. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. RBS Group’s approach to determining the fair value of financial instruments is set out in the Critical accounting policies section and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Notes 10 and 12 on the accounts.

A derivative embedded in a financial liability contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognised in profit or loss.

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income. RBS Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or unrecognised firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation (net investment hedges).

Hedge relationships are formally designated and documented at inception in line with the requirements of IAS 39 Financial instruments – Recognition and measurement. The documentation identifies the hedged item, the

RBS – Annual Report on Form 20-F 2019	207

Accounting policies

hedging instrument and details of the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if RBS Group revokes the designation of a hedge relationship.

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

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuation of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately.

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

21. Associates and joint ventures

An associate is an entity over which RBS Group has significant influence. A joint venture is one which it controls jointly with other parties. Investments in associates and interests in joint ventures are recognised using the equity method. They are stated initially at cost, including attributable goodwill, and subsequently adjusted for post-acquisition changes in RBS Group’s share of net assets.

22. Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash and deposits with banks with an original maturity of less than three months together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

23. Shares in Group entities

RBSG plc’s investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty

The reported results of RBS Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing RBS Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s ‘Conceptual Framework for Financial Reporting’. The judgements and assumptions involved in RBS Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by RBS Group would affect its reported results

Critical accounting policy	Note
Deferred tax	7
Fair value - financial instruments	12
Loan impairment provisions	14
Goodwill	16
Provisions for liabilities and charges	20

Future accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at 31 December 2019 that would affect RBS Group from 1 January 2020 or later:

•          The amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policy, Changes in Accounting Estimates and Errors’ on the definition of material were issued in October 2018 and are effective for annual periods beginning on or after 1 January 2020 with earlier application permitted. The amendments are aimed at improving the understanding of the existing requirements rather than to significantly impact current materiality judgements. They provide a new definition of material which shall be used to assess whether information, either individually or in combination with other information, is material in the context of the financial statements.

•          The amendments to IFRS 3 ‘Business Combinations’ which clarify the definition of a Business were issued in October 2018, are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively with earlier application permitted. They clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test.

•          Effective in 2022 - IFRS 17 ‘Insurance contracts’ was issued in May 2017 to replace IFRS 4 and to establish a comprehensive standard for inceptors of insurance policies. The effective date is 1 January 2021, subject to IASB’s approval of a deferral until 1 January 2022.

RBS Group is assessing the effect of adopting these standards on its financial statements

RBS – Annual Report on Form 20-F 2019	208

Notes on the consolidated accounts

1 Net interest income

	2019	2018	2017
	£m	£m	£m
Loans to banks - amortised cost	726	522	277
Loans to customers - amortised cost	9,795	9,993	10,409
Other financial assets	854	534	348
Interest receivable (1)	11,375	11,049	11,034

Balances with banks	319	250	175
Customer deposits: demand	282	223	99
Customer deposits: savings	771	510	445
Customer deposits: other time	203	116	179
Other financial liabilities	1,102	791	554
Subordinated liabilities	483	461	572
Internal funding of trading businesses	168	42	23
Interest payable (1)	3,328	2,393	2,047

Net interest income	8,047	8,656	8,987

Note:

(1)        Negative interest on loans is classed as interest payable and on customer deposits is classed as interest receivable.

Interest income on financial instruments measured at amortised cost and debt instruments classified as FVOCI is measured using the effective interest rate which allocates the interest income or interest expense over the expected life of the asset or liability at the rate that exactly discounts all estimated future cash flows to equal the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Included in interest receivable is finance lease income which is recognised at a constant periodic rate of return before tax on the net investment.

2 Non-interest income

	2019	2018	2017
	£m	£m	£m
Net fees and commissions	2,511	2,357	2,455
Loss on redemption of own debt	—	—	(7)
Income from trading activities
Foreign exchange	448	643	525
Interest rate	532	695	(50)
Credit	32	45	197
Changes in fair value of own debt and derivative liabilities attributable to own credit risk
- debt securities in issue	(60)	72	12
- derivative liabilities	(20)	20	(81)
Equities, commodities and other	—	32	31
	932	1,507	634

Other operating income
Operating lease and other rental income	250	256	276
Changes in the fair value of financial assets and liabilities designated at fair value through profit or loss	(17)	(26)	60
Changes in fair value of other financial assets at fair value through profit or loss	58	18	—
Hedge ineffectiveness	48	(65)	39
Profit/(loss) on disposal of amortised cost assets	42	44	(35)
(Loss)/profit on disposal of fair value through other comprehensive income assets	(22)	34	226
Profit on sale of property, plant and equipment	58	50	75
Share of (losses)/profits of associated entities	(14)	83	104
Profit/(loss) on disposal of subsidiaries and associates (1)	2,224	(72)	245
Other income (2)	136	560	74
	2,763	882	1,064
	6,206	4,746	4,146

Notes:

(1)        Includes a gain of £444 million (€523 million), a legacy liability release of £256 million and an FX recycling gain of £290 million on completion of the Alawwal bank merger in June 2019; £1,102 million of FX recycling gains arising on the liquidation of RFS Holdings BV and £67 million in relation to the capital repayment in UBI DAC. The recycling gains and capital repayment have been calculated using the step-by-step method in IFRIC 16 and by reference to the proportion of equity applied to the FX translation reserve.

(2)        Includes income from activities other than banking. 2018 includes insurance recoveries of £357 million.

RBS – Annual Report on Form 20-F 2019	209

Notes on the consolidated accounts

3 Operating expenses

	2019	2018	2017
	£m	£m	£m
Salaries	2,513	2,560	2,750
Bonus awards	299	225	298
Temporary and contract costs	401	442	430
Social security costs	300	307	318
Pension costs	303	401	467
Other	202	187	413
Staff costs	4,018	4,122	4,676

Premises and equipment (1)	1,259	1,383	1,565
UK bank levy (2)	134	179	215
Depreciation and amortisation (3)	1,176	731	808
Other administrative expenses (4)	2,694	3,193	3,108
Administrative expenses	5,263	5,486	5,696
Impairment of goodwill and other intangible assets	44	37	29
	9,325	9,645	10,401

Notes:

(1)        Includes a £161 million charge relating to the reduction in property portfolio.

(2)        Includes a prior period rebate of £31 million.

(3)        Includes a £292 million charge relating to the reduction in property portfolio.

(4)        Includes litigation and conduct costs, net of amounts recovered. Refer to Notes 20 and 26 for further details.

The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff, was 64,200 (2018 - 67,600; 2017 - 73,400). The average number of temporary employees during 2019 was 4,100 (2018 - 4,000; 2017 - 5,000). The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows:

	2019	2018	2017
UK Personal Banking	21,800	23,400	19,500
Ulster Bank RoI	2,700	2,900	2,600
Commercial Banking	10,100	10,200	6,900
Private Banking	1,900	1,900	1,500
RBS International	1,600	1,600	1,600
NatWest Markets	5,000	4,500	5,300
Central items & other	19,800	20,900	32,300
Total	62,900	65,400	69,700

UK	44,600	46,600	51,200
USA	400	500	500
Europe	4,100	4,100	4,200
Rest of the World	13,800	14,200	13,800
Total	62,900	65,400	69,700

Effective from 1 January 2019, Business Banking was transferred from UK Personal & Business Banking (UK PBB) to Commercial Banking. Concurrent with the transfer, UK PBB was renamed UK Personal Banking. Comparatives have been re-stated.

Share-based payments

As described in the Remuneration report, RBS Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2020 to 2024
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2020 to 2026
Long-term incentives (2)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2020 to 2026

Notes:

(1)        All awards have vesting conditions and therefore some may not vest.

(2)        Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Employee Share Plan.

RBS – Annual Report on Form 20-F 2019	210

Notes on the consolidated accounts

3 Operating expenses continued

The fair value of options granted in 2019 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to five years; expected option lives that equal the vesting period; expected dividends on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date.

Sharesave	2019		2018		2017
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	2.18	75	2.38	60	2.46	56
Granted	1.78	25	1.89	28	2.27	21
Exercised	2.83	(4)	2.44	(4)	2.46	(3)
Cancelled	2.25	(12)	2.46	(9)	2.49	(14)
At 31 December	2.01	84	2.18	75	2.38	60

Options are exercisable within six months of vesting; 3.2 million options were exercisable at 31 December 2019 (2018 – 4.9 million; 2017 – 3.7 million). The weighted average share price at the date of exercise of options was £2.49 (2018 - £2.13; 2017 - £2.77). At 31 December 2019, exercise prices ranged from £1.68 to £2.91 (2018 - £1.68 to £3.43; 2017 - £1.68 to £4.34) and the remaining average contractual life was 2.7years (2018 - 2.9 years; 2017 – 2.9 years). The fair value of options granted in 2019 was £11 million (2018 - £21 million; 2017 - £21 million).

Deferred performance awards	2019		2018		2017
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	233	92	264	101	296	102
Granted	110	42	156	59	152	63
Forfeited	(10)	(4)	(21)	(8)	(11)	(4)
Vested	(137)	(54)	(166)	(60)	(173)	(60)
At 31 December	196	76	233	92	264	101

The awards granted in 2019 vest in equal tranches on their anniversaries, predominantly over three years.

Long-term incentives	2019			2018			2017
	Value at	Shares	Options	Value at	Shares	Options	Value at	Shares	Options
	grant	awarded	over shares	grant	awarded	over shares	grant	awarded	over shares
	£m	(million)	(million)	£m	(million)	(million)	£m	(million)	(million)
At 1 January	85	32	2	102	37	2	119	38	4
Granted	15	6	—	12	5	—	35	15	—
Vested/exercised	(12)	(4)	—	(5)	(2)	—	(22)	(7)	—
Lapsed	(25)	(9)	(2)	(24)	(8)	—	(30)	(9)	(2)
At 31 December	63	25	—	85	32	2	102	37	2

The market value of awards vested/exercised in 2019 was £10 million (2018 - £5 million; 2017 - £22 million). There are no vested options of shares exercisable up to 2020 (2018 - 2 million; 2017 - 2 million).

Bonus awards

The following tables analyse RBS Group’s bonus awards for 2019.

	2019	2018	Change
	£m	£m	%
Non-deferred cash awards (1)	40	37	8
Total non-deferred bonus awards	40	37	8
Deferred bond awards	184	191	(4)
Deferred share awards	83	107	(22)
Total deferred bonus awards	267	298	(10)
Total bonus awards (2)	307	335	(8)

Bonus awards as a % of operating profit before tax (3)	7%	9%
Proportion of bonus awards that are deferred of which	87%	89%
- deferred bond awards	69%	64%
- deferred share awards	31%	36%

RBS – Annual Report on Form 20-F 2019	211

Notes on the consolidated accounts

3 Operating expenses continued

Reconciliation of bonus awards to income statement charge	2019	2018	2017
	£m	£m	£m
Bonus awarded	307	335	342
Less: deferral of charge for amounts awarded for current year	(110)	(130)	(133)
Income statement charge for amounts awarded in current year	197	205	209

Add: current year charge for amounts deferred from prior years	127	86	96
Less: forfeiture of amounts deferred from prior years	(25)	(66)	(7)
Income statement charge for amounts deferred from prior years	102	20	89

Income statement charge for bonus awards (2)	299	225	298

	Actual			Expected
Year in which income statement charge is expected to be taken for deferred bonus awards					2021
	2017	2018	2019	2020	and beyond
	£m	£m	£m	£m	£m
Bonus awards deferred from 2017 and earlier	96	86	31	14	5
Bonus awards deferred from 2018	—	—	96	16	14
Less: forfeiture of amounts deferred from prior years	(7)	(66)	(25)	—	—
Bonus awards for 2019 deferred	—	—	—	78	32
	89	20	102	108	51

Notes:

(1)        Cash awards are limited to £2,000 for all employees.

(2)        Excludes other performance related compensation.

(3)        Operating profit before tax and bonus expense.

4 Segmental analysis

Reportable segments

The directors manage RBS primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business. Interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered between each other; funding charges between segments are determined by RBS Treasury, having regard to commercial demands. The segment performance measure is operating profit/(loss).

Effective from 1 January 2019 Business Banking was transferred from UK Personal & Business Banking (UK PBB) to Commercial Banking, as the nature of the business, including distribution channels, products and customers were more closely aligned to the Commercial Banking business. Following the transfer, UK PBB was renamed UK Personal Banking. Comparatives have been restated.

Reportable operating segments

The reportable operating segments are as follows:

UK Personal Banking serves individuals and mass affluent customers in the UK and includes Ulster Bank customers in Northern Ireland.

Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial Banking serves start-up, SME, commercial and corporate customers in the UK.

Private Banking serves UK connected high net worth individuals and their business interests.

RBS International (RBSI) serves retail, commercial, and corporate customers in the Channel Islands, Isle of Man and Gibraltar, and financial institution customers in those same locations in addition to the UK and Luxembourg.

NatWest Markets helps global financial institutions and corporates manage their financial risks and achieve their short and long-term financial goals while navigating changing markets and regulation.

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

	Net	Net fees	Other			Depreciation	Impairment
	interest	and	non-interest	Total	Operating	and	(losses)/	Operating
	income	commissions	income	income	expenses	amortisation	releases	profit/(loss)
2019	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	4,130	696	40	4,866	(3,618)	—	(393)	855
Ulster Bank RoI	400	109	58	567	(552)	—	34	49
Commercial Banking	2,842	1,312	164	4,318	(2,458)	(142)	(391)	1,327
Private Banking	521	226	30	777	(482)	(4)	6	297
RBS International	478	106	26	610	(254)	(10)	(2)	344
NatWest Markets	(188)	85	1,445	1,342	(1,406)	(12)	51	(25)
Central items & other	(136)	(23)	1,932	1,773	621	(1,008)	(1)	1,385
Total	8,047	2,511	3,695	14,253	(8,149)	(1,176)	(696)	4,232

RBS – Annual Report on Form 20-F 2019	212

Notes on the consolidated accounts

4 Segmental analysis continued

	Net	Net fees	Other			Depreciation	Impairment
	interest	and	non-interest	Total	Operating	and	(losses)/	Operating
	income	commissions	income	income	expenses	amortisation	releases	profit/(loss)
2018*	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	4,283	692	79	5,054	(2,867)	—	(339)	1,848
Ulster Bank RoI	444	91	75	610	(583)	—	(15)	12
Commercial Banking	2,855	1,283	464	4,602	(2,362)	(125)	(147)	1,968
Private Banking	518	228	29	775	(476)	(2)	6	303
RBS International	466	101	27	594	(254)	(6)	2	336
NatWest Markets	112	(33)	1,363	1,442	(1,589)	(15)	92	(70)
Central items & other	(22)	(5)	352	325	(783)	(583)	3	(1,038)
Total	8,656	2,357	2,389	13,402	(8,914)	(731)	(398)	3,359

*2018 and 2017 data has been restated for the business re-segmentation.

2017*
UK Personal Banking	4,342	724	216	5,282	(3,241)	—	(207)	1,834
Ulster Bank RoI	421	94	89	604	(676)	—	(60)	(132)
Commercial Banking	3,074	1,405	200	4,679	(2,458)	(144)	(390)	1,687
Private Banking	464	179	35	678	(529)	—	(6)	143
RBS International	325	42	22	389	(217)	(2)	(3)	167
NatWest Markets	203	24	823	1,050	(2,250)	49	174	(977)
Central items & other	158	(13)	306	451	(222)	(711)	(1)	(483)
Total	8,987	2,455	1,691	13,133	(9,593)	(808)	(493)	2,239

*2018 and 2017 data has been restated for the business re-segmentation.

	2019			2018*			2017*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	6,161	62	6,223	6,188	63	6,251	6,406	39	6,445
Ulster Bank RoI	616	6	622	668	—	668	676	(4)	672
Commercial Banking	4,347	139	4,486	4,576	89	4,665	4,532	79	4,611
Private Banking	703	241	944	681	195	876	585	143	728
RBS International	639	19	658	506	148	654	309	119	428
NatWest Markets	2,516	558	3,074	1,882	916	2,798	1,408	809	2,217
Central items & other	3,447	(1,025)	2,422	2,155	(1,411)	744	2,147	(1,185)	962
Total	18,429	—	18,429	16,656	—	16,656	16,063	—	16,063

*2018 and 2017 data has been restated for the business re-segmentation.

	2019			2018*			2017*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	4,834	32	4,866	5,021	33	5,054	5,265	17	5,282
Ulster Bank RoI	562	5	567	613	(3)	610	609	(5)	604
Commercial Banking	4,814	(496)	4,318	5,079	(477)	4,602	5,051	(372)	4,679
Private Banking	631	146	777	655	120	775	594	84	678
RBS International	603	7	610	469	125	594	281	108	389
NatWest Markets	1,664	(322)	1,342	1,510	(68)	1,442	1,077	(27)	1,050
Central items & other	1,145	628	1,773	55	270	325	256	195	451
Total	14,253	—	14,253	13,402	—	13,402	13,133	—	13,133

*2018 and 2017 data has been restated for the business re-segmentation.

RBS – Annual Report on Form 20-F 2019	213

Notes on the consolidated accounts

4 Segmental analysis continued

	UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items
Analysis of net fees and commissions	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment services	292	61	658	33	27	24	—	1,095
- Credit and debit card fees	427	28	154	12	2	—	—	623
- Lending (credit facilities)	356	14	415	2	32	82	—	901
- Brokerage	55	8	—	5	—	96	—	164
- Investment management, trustee and	44	3	3	186	41	1	—	278
fiduciary services
- Trade finance	—	2	95	1	4	3	—	105
- Underwriting fees	—	—	—	—	—	170	—	170
- Other	2	5	90	27	2	69	(172)	23
Total	1,176	121	1,415	266	108	445	(172)	3,359

Fees and commissions payable	(480)	(12)	(103)	(40)	(2)	(360)	149	(848)
Net fees and commissions	696	109	1,312	226	106	85	(23)	2,511

2018*
Fees and commissions receivable
- Payment services	227	34	556	33	25	3	—	878
- Credit and debit card fees	402	22	175	13	—	—	—	612
- Lending (credit facilities)	408	29	415	2	29	88	—	971
- Brokerage	62	6	—	5	—	85	—	158
- Investment management, trustee and
fiduciary services	49	4	—	191	42	—	—	286
- Trade finance	—	2	122	1	4	3	—	132
- Underwriting fees	13	—	17	—	—	144	—	174
- Other	2	1	60	16	2	67	(141)	7
Total	1,163	98	1,345	261	102	390	(141)	3,218

Fees and commissions payable	(471)	(7)	(62)	(33)	(1)	(423)	136	(861)
Net fees and commissions	692	91	1,283	228	101	(33)	(5)	2,357

*2018 and 2017 data has been restated for the business re-segmentation.

2017*
Fees and commissions receivable
- Payment services	194	30	543	37	24	1	—	829
- Credit and debit card fees	451	27	175	12	—	—	—	665
- Lending (credit facilities)	436	30	497	2	10	83	2	1,060
- Brokerage	69	10	—	6	—	63	—	148
- Investment management, trustee and
fiduciary services	72	4	35	133	4	1	—	249
- Trade finance	—	2	164	1	3	3	—	173
- Underwriting fees	—	—	—	—	—	157	—	157
- Other	1	—	51	15	2	132	(144)	57
Total	1,223	103	1,465	206	43	440	(142)	3,338

Fees and commissions payable	(499)	(9)	(60)	(27)	(1)	(416)	129	(883)
Net fees and commissions	724	94	1,405	179	42	24	(13)	2,455

*2018 and 2017 data has been restated for the business re-segmentation.

	2019		2018*		2017*
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
UK Personal Banking	182,305	153,999	171,011	148,792	166,560	145,104
Ulster Bank RoI	25,385	21,012	25,193	21,189	24,564	19,853
Commercial Banking	165,399	140,863	166,478	139,804	173,621	143,450
Private Banking	23,304	28,610	21,983	28,554	20,290	27,049
RBS International	31,738	30,330	28,398	27,663	25,867	29,077
NatWest Markets	263,885	246,907	244,531	227,399	277,886	248,553
Central items & other	31,023	57,762	36,641	54,344	49,268	75,877
Total	723,039	679,483	694,235	647,745	738,056	688,963

*2018 and 2017 data has been restated for the business re-segmentation.

RBS – Annual Report on Form 20-F 2019	214

Notes on the consolidated accounts

4 Segmental analysis continued

Segmental analysis of goodwill is as follows:
	UK Personal	Commercial	Private	RBS
	Banking	Banking	Banking	International	Total
	£m	£m	£m	£m	£m
At 1 January 2018*	2,653	2,606	—	300	5,559
Acquisitions	48	—	—	—	48
Inter-segment transfers	(9)	—	9	—	—
At 31 December 2018*	2,692	2,606	9	300	5,607
At 31 December 2019	2,692	2,606	9	300	5,607

*2018 data has been restated for the business re-segmentation.

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2019	£m	£m	£m	£m	£m
Total revenue	16,925	228	1,148	128	18,429

Interest receivable	10,923	—	417	35	11,375
Interest payable	(3,255)	—	(70)	(3)	(3,328)
Net fees and commissions	2,191	37	211	72	2,511
Income from trading activities	727	148	49	8	932
Other operating income	2,305	13	436	9	2,763
Total income	12,891	198	1,043	121	14,253

Operating profit/(loss) before tax	3,543	186	421	82	4,232
Total assets	648,056	33,121	40,010	1,852	723,039
Total liabilities	613,151	31,715	33,539	1,078	679,483
Net assets attributable to equity owners and non-controlling interests	34,905	1,406	6,471	774	43,556
Contingent liabilities and commitments	114,422	—	10,571	2	124,995

2018
Total revenue	15,351	300	838	167	16,656

Interest receivable	10,589	—	430	30	11,049
Interest payable	(2,366)	—	(26)	(1)	(2,393)
Net fees and commissions	2,183	12	102	60	2,357
Income from trading activities	1,308	124	68	7	1,507
Other operating income	467	119	229	67	882
Total income	12,181	255	803	163	13,402

Operating profit/(loss) before tax	3,805	(718)	150	122	3,359
Total assets	624,228	32,573	34,441	2,993	694,235
Total liabilities	588,185	31,329	27,183	1,048	647,745
Net assets attributable to equity owners and non-controlling interests	36,043	1,244	7,258	1,945	46,490
Contingent liabilities and commitments	121,267	—	5,408	208	126,883

2017*
Total revenue	15,011	192	655	205	16,063

Interest receivable	10,556	7	435	36	11,034
Interest payable	(1,945)	(11)	(89)	(2)	(2,047)
Net fees and commissions	2,192	97	113	53	2,455
Income from trading activities	570	83	(24)	5	634
Other operating income	806	22	121	108	1,057
Total income	12,179	198	556	200	13,133

Operating profit/(loss) before tax	3,230	(580)	(485)	74	2,239
Total assets	662,314	38,485	34,280	2,977	738,056
Total liabilities	626,103	36,564	25,171	1,125	688,963
Net assets attributable to equity owners and non-controlling interests	36,211	1,921	9,109	1,852	49,093
Contingent liabilities and commitments	128,127	78	7,823	22	136,050

RBS – Annual Report on Form 20-F 2019	215

Notes on the consolidated accounts

5 Pensions

Defined contribution schemes

RBS Group sponsors a number of defined contribution pension schemes in different territories, which new employees are offered the opportunity to join.

Defined benefit schemes

RBS Group sponsors a number of pension schemes in the UK and overseas, including the Main section of The Royal Bank of Scotland Group Pension Fund (the “Main section”) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme’s assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members. These have been closed to new entrants for over ten years, although current members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by RBS Group.

The Main section corporate trustee is RBS Pension Trustee Limited (the Trustee), a wholly owned subsidiary of NWB Plc, Principal Employer of the Main section. The Board of the Trustee comprises four member trustee directors selected from eligible active staff, deferred and pensioner members who apply and six appointed by RBS Group. Under UK legislation, a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members).

Similar governance principles apply to RBS Group’s other pension schemes.

Investment strategy

The assets of the Main section, which is typical of other group schemes, represent 90% of plan assets at 31 December 2019 (2018 - 90%) and are invested in a diversified portfolio as shown below.

The Main section employs derivative instruments to achieve a desired asset class exposure and to reduce the section’s interest rate, inflation and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation.

Major classes of plan assets as a percentage of total plan assets of the Main section	2019			2018
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	%	%	%	%	%	%
Equities	3.9	4.8	8.7	3.7	5.2	8.9
Index linked bonds	47.8	—	47.8	40.1	—	40.1
Government bonds	9.3	—	9.3	12.9	—	12.9
Corporate and other bonds	11.6	5.0	16.6	12.2	5.2	17.4
Real estate	—	4.8	4.8	—	5.5	5.5
Derivatives	—	7.8	7.8	—	6.1	6.1
Cash and other assets	—	5.0	5.0	—	9.1	9.1
	72.6	27.4	100.0	68.9	31.1	100.0

The Main section’s holdings of derivative instruments are summarised in the table below:

	2019			2018
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	16	909	1,094	13	347	502
Interest rate swaps	57	6,407	2,992	55	8,132	5,362
Currency forwards	9	215	42	10	22	164
Equity and bond call options	1	122	—	1	277	—
Equity and bond put options	5	3	1	4	3	1
Other	3	124	13	4	1,027	1,092

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparty banks, including NWB Plc.

At 31 December 2019, the gross notional value of the swaps was £75 billion (2018 - £72 billion) and had a net positive fair value of £3,340 million (2018 - £2,557 million) against which the banks had posted approximately 110% collateral.

The schemes do not invest directly in RBS Group but can have exposure to RBS Group. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in RBS Group do not exceed the 5% regulatory limit.

RBS – Annual Report on Form 20-F 2019	216

Notes on the consolidated accounts

5 Pensions continued

	Main section				All schemes
		Present value	Asset	Net		Present value	Asset	Net
	Fair	of defined	ceiling/	pension	Fair	of defined	ceiling/	pension
	value of	benefit	minimum	(asset)/	value of	benefit	minimum	(asset)/
Changes in value of net pension (asset)/liability	plan assets	obligation	funding (1)	liability	plan assets	obligation	funding (1)	liability
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	44,652	37,937	6,715	—	49,746	42,378	7,105	(263)
Currency translation and other adjustments	—	—	—	—	20	17	(1)	(4)
Income statement	1,123	1,143	171	191	1,242	1,371	179	308
Statement of comprehensive income	(1,891)	(1,396)	1,532	2,027	(2,090)	(1,630)	1,507	1,967
Contributions by employer	2,218	—	—	(2,218)	2,363	—	—	(2,363)
Contributions by plan participants and other scheme members	7	7	—	—	12	12	—	—
Liabilities extinguished upon settlement	—	—	—	—	(259)	(259)	—	—
Transfer of pension assets and liabilities from Main section	(276)	(198)	(78)	—	—	—	—	—
Benefits paid	(2,027)	(2,027)	—	—	(2,282)	(2,282)	—	—
At 1 January 2019	43,806	35,466	8,340	—	48,752	39,607	8,790	(355)
Currency translation and other adjustments	—	—	—	—	(85)	(76)	—	9
Income statement
Net interest expense	1,245	1,003	242	—	1,374	1,109	255	(10)
Current service cost	—	140	—	140	—	193	—	193
Past service cost	—	13	—	13	—	15	—	15
Gain on curtailments or settlements	—	—	—	—	—	(10)	—	(10)
	1,245	1,156	242	153	1,374	1,307	255	188
Statement of comprehensive income
Return on plan assets excluding recognised interest income	3,021	—	—	(3,021)	3,556	—	—	(3,556)
Experience gains and losses	—	(275)	—	(275)	—	(279)	—	(279)
Effect of changes in actuarial financial assumptions	—	5,565	—	5,565	—	6,189	—	6,189
Effect of changes in actuarial demographic assumptions	—	(465)	—	(465)	—	(482)	—	(482)
Asset ceiling adjustments	—	—	(1,696)	(1,696)	—	—	(1,730)	(1,730)
	3,021	4,825	(1,696)	108	3,556	5,428	(1,730)	142

Contributions by employer	261	—	—	(261)	473	—	—	(473)
Contributions by plan participants and other scheme members	10	10	—	—	15	15	—	—
Liabilities extinguished upon settlement	—	—	—	—	(188)	(194)	—	(6)
Benefits paid	(1,788)	(1,788)	—	—	(1,972)	(1,972)	—	—
At 31 December 2019	46,555	39,669	6,886	—	51,925	44,115	7,315	(495)

Notes:

(1)        RBS Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that RBS Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised.

(2)        RBS Group expects to make contributions to the Main section of £247 million in 2020. Additional contributions of up to £500 million will be paid to the Main section, should RBS Group make distributions in 2020, in line with the ring-fencing agreement with the Trustee.

	All schemes
Amounts recognised on the balance sheet	2019	2018
	£m	£m
Fund assets at fair value	51,925	48,752
Present value of fund liabilities	44,115	39,607
Funded status	7,810	9,145
Asset ceiling/minimum funding	7,315	8,790
	495	355

Net pension asset/(liability) comprises	2019	2018
	£m	£m
Net assets of schemes in surplus (included in Other assets, Note 17)	614	520
Net liabilities of schemes in deficit (included in Other liabilities, Note 20)	(119)	(165)
	495	355

RBS – Annual Report on Form 20-F 2019	217

Notes on the consolidated accounts

5 Pensions continued

Funding and contributions by RBS Group

In the UK, the trustees of defined benefit pension schemes are required to perform funding valuations every three years. The trustees and the sponsor, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and a Schedule of Contributions required to eliminate any funding deficit. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor’s covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where the RBS Group sponsors defined benefit pension schemes. The last funding valuation of the Main section was at 31 December 2017 and next funding valuation is due at 31 December 2020, to be agreed by 31 March 2022.

The triennial funding valuation of the Main section as at 31 December 2017 determined the funding level to be 96%, pension liabilities to be £47 billion and the deficit to be £2 billion, which was eliminated by a £2 billion cash payment in October 2018. The average cost of the future service of current members is 44% of salary before administrative expenses and contributions from those members.

In 2018, the Group recognised an updated estimate of the impact of guaranteed minimum pension equalisation (£102m) following the clarity provided by the October 2018 Court ruling and the impact of any future conversion exercise.  This has been revised in 2019 to reflect changes in financial assumptions.

Assumptions

Placing a value on RBS Group’s defined benefit pension schemes’ liabilities requires RBS Group’s management to make a number of assumptions, with the support of independent actuaries. The ultimate cost of the defined benefit obligations depends upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected.

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial
	assumptions
	2019	2018	Principal assumptions of 2017 triennial valuation
	%	%
Discount rate	2.1	2.9	Fixed interest swap yield curve plus 0.8% per annum
Inflation assumption (RPI)	2.9	3.2	RPI swap yield curve
Rate of increase in salaries	1.8	1.8
Rate of increase in deferred pensions	3.0	3.1
Rate of increase in pensions in payment	2.8	2.9	Modelled allowance for relevant caps and floors
Lump sum conversion rate at retirement	20	20	18%
Longevity at age 60:	years	years
Current pensioners
Males	26.9	27.2	28.1
Females	28.7	29.0	29.7
Future pensioners, currently aged 40
Males	28.2	28.4	29.3
Females	30.2	30.5	31.5

Discount rate

The IAS 19 valuation uses a single discount rate set by reference to the yield on a basket of ‘high quality’ sterling corporate bonds. For the triennial valuation discounting is by reference to a yield curve.

The weighted average duration of the Main section’s defined benefit obligation at 31 December 2019 is 21 years (2018 – 20 years).

Significant judgement is required when setting the criteria for bonds to be included in the basket of bonds that is used to determine the discount rate used in the IAS 19 valuations. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed. Sensitivity to the main assumptions is presented below.

RBS – Annual Report on Form 20-F 2019	218

Notes on the consolidated accounts

5 Pensions continued

The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2017.

The larger outflow in the first four years represents the expected level of transfers out to 31 December 2021.

The table below shows how the net pension asset of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

			Increase in
	(Decrease)/increase	(Decrease)/increase	net pension assets/
	in value of assets	in value of liabilities	(obligations)
2019	£m	£m	£m
0.25% increase in interest rates/discount rate	(2,330)	(1,973)	(357)
0.25% increase in inflation	1,923	1,394	529
0.25% increase in credit spreads	(5)	(1,973)	1,968
Longevity increase of one year	—	1,706	(1,706)
0.25% additional rate of increase in pensions in payment	—	1,326	(1,326)
Increase in equity values of 10% (1)	430	—	430

2018
0.25% increase in interest rates/discount rate	(2,214)	(1,644)	(570)
0.25% increase in inflation	1,487	1,199	288
0.25% increase in credit spreads	(5)	(1,644)	1,639
Longevity increase of one year	—	1,414	(1,414)
0.25% additional rate of increase in pensions in payment	—	1,215	(1,215)
Increase in equity values of 10% (1)	419	—	419

Note:

(1)        Includes both quoted and private equity.

The funded status is most sensitive to movements in credit spreads and longevity. The table below shows the combined change in the funded status of the Main section as a result of larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies
		-2 years	-1 years	No change	+ 1 year	+ 2 years
2019		£bn	£bn	£bn	£bn	£bn
Change in credit spreads	+50 bps	6.9	5.4	3.9	2.3	0.8
	No change	3.6	1.7	—	(1.7)	(3.6)
	-50 bps	(0.2)	(2.3)	(4.4)	(6.5)	(8.7)

2018
Change in credit spreads	+50 bps	5.8	4.5	3.2	1.9	0.7
	No change	3.0	1.4	—	(1.4)	(3.0)
	-50 bps	(0.4)	(2.1)	(3.8)	(5.5)	(7.3)

RBS – Annual Report on Form 20-F 2019	219

Notes on the consolidated accounts

5 Pensions continued

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

	2019	2018
Membership category	%	%
Active members	13.6	12.9
Deferred members	49.7	48.6
Pensioners and dependants	36.7	38.5
	100.0	100.0

The experience history of RBS Group schemes is shown below:

	Main section					All schemes
History of defined benefit schemes	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	46,555	43,806	44,652	43,824	30,703	51,925	48,752	49,746	49,229	34,708
Present value of plan obligations	39,669	35,466	37,937	38,851	30,966	44,115	39,607	42,378	43,990	35,152
Net surplus/(deficit)	6,886	8,340	6,715	4,973	(263)	7,810	9,145	7,368	5,239	(444)

Experience gains/(losses) on plan liabilities	275	(122)	(107)	658	233	279	(81)	(93)	794	258
Experience gains/(losses) on plan assets	3,021	(1,891)	1,580	8,562	(415)	3,556	(2,090)	1,728	9,254	(458)
Actual return on plan assets	4,266	(768)	2,735	9,872	703	4,930	(848)	3,013	10,708	749
Actual return on plan assets	9.7%	(1.7%)	6.2%	32.2%	2.3%	10.1%	(1.7%)	6.1%	30.9%	2.2%

6 Auditor’s remuneration

Amounts paid to RBS Group’s auditors for statutory audit and other services are set out below. All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor’s independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments, the auditors are best placed to perform the work economically; for other work, RBS Group selects the supplier best placed to meet its requirements. RBS Group’s auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

Amounts paid to RBS Group’s auditors for statutory audit and other services are set out below:

	2019	2018	2017
	£m	£m	£m
Fees payable for:
- the audit of RBS Group’s annual accounts (1)	3.8	3.5	4.0
- the audit of RBSG plc’s subsidiaries (1)	25.7	27.5	22.9
- audit-related assurance services (1,2)	3.2	2.9	4.3
Total audit and audit-related assurance services fees	32.7	33.9	31.2

Other assurance services	1.2	1.3	1.7
Corporate finance services (3)	0.6	0.2	0.2
Total other services	1.8	1.5	1.9

Notes:

(1)        The 2019 audit fee was approved by the Group Audit Committee. At 31 December 2019, £16 million has been billed in and paid in respect of the  2019 RBS Group audit fees.

(2)        Comprises fees of £1.1 million (2018 - £1.1 million) in relation to reviews of interim financial information, £1.4 million (2018 - £1.1 million) in respect of reports to RBS Group’s regulators in the UK and overseas, and £0.7 million (2018 - £0.7 million) in relation to non-statutory audit opinions.

(3)        Comprises fees of £0.6 million (2018 - £0.2 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by RBS Group.

RBS – Annual Report on Form 20-F 2019	220

Notes on the consolidated accounts

7 Tax

	2019	2018*	2017*
	£m	£m	£m
Current tax
Charge for the year	(673)	(1,025)	(925)
Over provision in respect of prior years	122	125	227
	(551)	(900)	(698)
Deferred tax
Credit/(charge) for the year	38	(280)	108
Increase/(reduction) in the carrying value of deferred tax assets	62	7	(30)
Over/(under) provision in respect of prior years	19	(35)	(111)
Tax charge for the year	(432)	(1,208)	(731)

*Restated for IAS12 ‘Income taxes’. Refer to Accounting policy 1, Other amendments to IFRS.

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 19% (2018 – 19%; 2017 – 19.25%) as follows:

	2019	2018*	2017 *
	£m	£m	£m
Expected tax charge	(804)	(638)	(431)
Losses and temporary differences in year where no deferred tax asset recognised	(4)	(55)	(303)
Foreign profits taxed at other rates	23	(8)	104
UK tax rate change impact	—	—	(7)
Items not allowed for tax:
- losses on disposals and write-downs	(71)	(44)	(69)
- UK bank levy	(26)	(38)	(45)
- regulatory and legal actions	(165)	(203)	(56)
- other disallowable items	(62)	(63)	(110)
Non-taxable items:
- Alawwal bank merger gain disposal	215	—	—
- FX recycling on the liquidation of RFS Holdings	279	—	—
- other non-taxable items	80	47	134
Taxable foreign exchange movements	(1)	(27)	27
Losses brought forward and utilised	27	14	11
Increase/(decrease) in the carrying value of deferred tax assets in respect of:
- UK losses	129	7	(30)
- Ireland losses	(67)	—	—
Banking surcharge	(199)	(357)	(165)
Tax on paid-in equity	73	67	93
Adjustments in respect of prior years (1)	141	90	116
Actual tax charge	(432)	(1,208)	(731)

*Restated for IAS12 ‘Income taxes’. Refer to Accounting policy 1, Other amendments to IFRS.

Note:

(1)        Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities.

Judgment: Tax contingencies

RBS Group’s income tax charge and its provisions for income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. RBS Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Deferred tax

	2019	2018
	£m	£m
Deferred tax asset	(1,011)	(1,412)
Deferred tax liability	266	454
Net deferred tax asset	(745)	(958)

RBS – Annual Report on Form 20-F 2019	221

Notes on the consolidated accounts

7 Tax continued

					Tax
		Accelerated			losses
		capital	Expense	Financial	carried
	Pension	allowances	provisions	instruments	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	(393)	192	(266)	198	(939)	51	(1,157)
Implementation of IFRS 9 on 1 January 2018	—	—	—	16	—	—	16
(Credit)/charge to income statement	(40)	22	121	154	5	46	308
(Credit)/charge to other comprehensive income	(95)	1	—	(23)	—	33	(84)
Currency translation and other adjustments	—	5	(14)	4	(2)	(34)	(41)
At 1 January 2019	(528)	220	(159)	349	(936)	96	(958)

Implementation of IFRS16 on 1 January 2019	—	—	—	—	—	(60)	(60)
Acquisitions and disposals of subsidiaries	(1)	(1)	—	18	—	—	16
Charge/(credit) to income statement	28	(43)	41	(81)	(28)	(36)	(119)
Charge/(credit) to other comprehensive income	362	—	—	30	—	(20)	372
Currency translation and other adjustments	—	(4)	—	(1)	13	(4)	4
At 31 December 2019	(139)	172	(118)	315	(951)	(24)	(745)

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2019	2018
	£m	£m
UK tax losses carried forward
- NWM Plc	75	151
- NWB Plc	530	505
- RBS Plc	150	—
- Ulster Bank Limited	15	19
Total	770	675
Overseas tax losses carried forward
Ulster Bank Ireland DAC	181	261
	951	936

Critical accounting policy: Deferred Tax

RBS Group has recognised a deferred tax asset of £1,011 million (31 December 2018 - £1,412 million) principally comprises losses that arose in the UK, temporary differences, and a deferred tax liability of £266 million (31 December 2018 - £454 million). This includes amounts recognised in respect of UK trading losses of £770 million (31 December 2018 - £675 million). Deferred tax assets are recognised to the extent that it is probable that there will be future taxable profits to recover them.

Judgment - RBS Group has considered the carrying value of deferred tax assets and concluded that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimate - These estimates are partly based on forecast performance beyond the horizon for management’s detailed plans. They have regard to inherent uncertainties, such as Brexit and climate change. The deferred tax asset in NWM Group is supported by way of future reversing temporary timing differences on which deferred tax liabilities are recognised at 31 December 2019.

UK tax losses - Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in RBS Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by The Finance (No. 2) Act 2015. Deferred tax assets and liabilities at 31 December 2019 take into account the reduced rates in respect of tax losses and temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

NWM Plc – NWM Plc expects that the balance of recognised deferred tax asset at 31 December 2019 of £75 million (2018 - £151 million) in respect of tax losses amounting to approximately £400 million will be recovered by the end of 2025. The movement in the current financial year reflects a £76 million decrease in the carrying value of the deferred tax asset, driven primarily by a decrease in forecast future taxable profits as a result of the strategic review of the NWM franchise. During the year, agreement was reached to transfer tax losses of £5,438 million to NWB Plc and RBS plc, as a consequence of the ring fencing regulations. Of the losses remaining, £5,109 million have not been recognised in the deferred tax balance at 31 December 2019; such losses will be available to offset 25% of future taxable profits in excess of those forecast in the closing deferred tax asset.

NWB Plc – A deferred tax asset of £530 million has been recognised in respect of total losses of £3,109 million. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. NWB Plc returned to tax profitability during 2015 and expects the deferred tax asset to be consumed by future taxable profits by the end of 2025. During the year, losses of £881 million were transferred from NWM Plc as a consequence of the ring fencing regulations. These losses have not been recognised in the deferred tax balance at 31 December 2019.

RBS plc – A deferred tax asset of £206 million was recognised in respect of losses transferred of £1,161 million from NatWest Markets Plc as a consequence of the ring fencing regulations, with £56 million of the deferred tax asset utilised to reduce current tax expense, leaving a balance of recognised deferred tax asset at 31 December 2019 of £150 million recovered by the end of 2025. The remaining losses transferred of £3,396 million have not been recognised in the deferred tax balance at 31 December 2019; such losses will be available to offset 25% of future taxable profits.

RBS – Annual Report on Form 20-F 2019	222

Notes on the consolidated accounts

7 Tax continued

Overseas tax losses

UBI DAC – A deferred tax asset of £181 million has been recognised in respect of losses of £1,447 million of total losses of £8,334 million carried forward at 31 December 2019. The losses arose principally as a result of significant impairment charges between 2008 and 2013 during challenging economic conditions in the Republic of Ireland. The movement in the current financial year reflects a £67m reduction in the carrying value of the deferred tax asset and £:€ exchange differences. As UBIDAC continues to operate in a small open economy subject to short term volatility and extended non-performing loan realisation periods the company expects, in assessing its deferred tax asset on tax losses, that they will be consumed by future taxable profits by the end of 2028.

NatWest Market N.V. (NWM N.V.) – NWM N.V. Group management has considered that there are significant changes to NWM N.V. Group’s activities compared to prior years as NWM N.V. has re-purposed its banking licence and new business was transferred to NWM N.V. during 2019. NWM N.V. Group management did not recognise deferred tax asset in respect of losses carried forward at 31 December 2019 due to the implications from the wider strategic review of the NWM franchise and the uncertainty in respect of Brexit.

Unrecognised deferred tax

Deferred tax assets of £4,653 million (2018 - £5,118 million; 2017 - £6,356, million) have not been recognised in respect of tax losses and other temporary differences carried forward of £23,555 million (2018 - £25,597 million; 2017 - £30,049 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other temporary differences, £839 million expire within five years and £4,798 million thereafter. The balance of tax losses and other temporary differences carried forward has no expiry date.

Deferred tax liabilities of £262 million (2018 - £257 million; 2017 - £255 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

8 Earnings per share

	2019	2018	2017
	£m	£m	£m
Earnings
Profit attributable to ordinary shareholders	3,133	1,622	752

Weighted average number of shares (millions)
Weighted average number of ordinary shares outstanding during the year	12,067	12,009	11,867
Effect of dilutive share options and convertible securities	35	52	69
Diluted weighted average number of ordinary shares outstanding during the year	12,102	12,061	11,936

9 Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	2019	2018
Assets	£m	£m
Loans
Reverse repos	24,095	24,759
Collateral given	20,579	19,036
Other loans	1,947	1,308
Total loans	46,621	45,103
Securities
Central and local government
- UK	4,897	6,834
- US	5,458	4,689
- other	14,902	13,498
Financial institutions and Corporate	4,867	4,995
Total securities	30,124	30,016
Total	76,745	75,119
Liabilities
Deposits
Repos	27,885	25,645
Collateral received	21,509	20,187
Other deposits	1,606	1,788
Total deposits	51,000	47,620
Debt securities in issue	1,762	903
Short positions	21,187	23,827
Total	73,949	72,350

RBS – Annual Report on Form 20-F 2019	223

Notes on the consolidated accounts

10 Derivatives

Companies within RBS transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

	2019			2018
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts	3,750	44,792	47,141	3,426	36,545	38,230
Interest rate contracts	11,293	104,957	99,331	10,536	96,410	90,444
Credit derivatives	17	280	359	16	346	208
Equity and commodity contracts	3	—	48	1	48	15
		150,029	146,879		133,349	128,897

RBS applies hedge accounting to manage the following risks; interest rate, foreign exchange and net investment in foreign operations.

RBS’s interest rate hedging relate to the management of RBS’s non-trading structural interest rate risk, caused by the mismatch between fixed interest rates and floating interest rates. RBS manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges.

Cash flow hedges of interest rate risk relate to exposures to the variability in future interest payments and receipts due to the movement of benchmark interest rates on forecast transactions and on recognised financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps, fixing the hedged cash flows. For these cash flow hedge relationships, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant benchmark rate LIBOR, EURIBOR, SONIA, the Bank of England Official Bank Rate or the European Central Bank Refinance Rate. The variability in cash flows due to movements in the relevant benchmark rate is hedged; this risk component is identified using the risk management systems of RBS. This risk component comprises the majority of cash flow variability risk.

Fair value hedges of interest rate risk involve interest rate swaps transforming the fixed interest rate risk in recognised financial assets and financial liabilities to floating. The hedged risk is the risk of changes in the hedged item’s fair value attributable to changes in the benchmark interest rate embedded in the hedged item. The significant embedded benchmarks are LIBOR, EURIBOR and SONIA. This risk component is identified using the risk management systems of RBS. This risk component comprises the majority of the hedged items fair value risk.

RBS hedges the exchange rate risk of its net investment in foreign currency denominated operations with currency borrowings and forward foreign exchange contracts. RBS reviews the value of the investments’ net assets, executing hedges where appropriate to reduce the sensitivity of capital ratios to foreign exchange rate movement. Hedge accounting relationships will be designated where required.

Exchange rate risk also arises in RBS where payments are denominated in different currencies than the functional currency. Residual risk positions are hedged with forward foreign exchange contracts. Exposure to the variability in future payments due to the movement of foreign exchange rates is hedged, fixing the exchange rate the payments will be settled in. The derivatives are documented as cash flow hedges.

For all cash flow hedging and fair value hedge relationships RBS determines that there is an adequate level of offsetting between the hedged item and hedging instrument by assessing the initial and ongoing effectiveness by comparing movements in the fair value of the expected highly probable forecast interest cash flows/ fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Hedge effectiveness is measured on a cumulative basis over a time period management determines to be appropriate. RBS uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting.

A number of the current cash flow and fair value hedges of interest rate risk will be directly affected by interest rate benchmark reform; RBS Group currently considers all of these relationships that mature post 31 December 2021 to be directly affected. As at 31 December 2019 the exact transition date of affected hedge accounting relationships is not known. The disclosures are prepared on these assumptions where the amendments made to IAS39 paragraphs 102D-102N and 108G are applied. The disclosures made for the notional of hedging instruments and risk exposures affected by interest rate benchmark reform contain information for both the hedging instrument and hedged risks even if only one of these will be directly impacted by the reform.

RBS is managing the process to transition to alternative benchmark rates in the following ways:

•          reviewed or is in the process of reviewing the fall-back language for IBOR linked instruments

•          continues to liaise with regulators, standard setters, industry groups and customers on other relevant matters as the transition to risk free rates progresses

•          is in the process of adjusting its products, processes and information systems to deal with the expected effects of the discontinuation of IBOR most notably the transition and calculation rules.

Further details on the transition from IBOR based rates to risk free rates are in the Capital and risk management section on page 185.

RBS – Annual Report on Form 20-F 2019	224

Notes on the consolidated accounts

10 Derivatives continued

Included in the table above are derivatives held for hedging purposes as follows:

	2019				2018
				Changes in fair				Changes in fair
				value used for				value used for
				hedge				hedge
	Notional	Assets	Liabilities	ineffectiveness (1)	Notional	Assets	Liabilities	ineffectiveness (1)
	£bn	£m	£m	£m	£bn	£m	£m	£m
Fair value hedging
Interest rate contracts	65.1	1,186	2,641	(585)	60.0	965	2,061	(7)

Cash flow hedging
Interest rate contracts	148.4	1,450	833	366	149.7	1,148	872	(770)
Exchange rate contracts	12.3	66	8	(59)	12.5	106	—	—

Net investment hedging
Exchange rate contracts	0.4	—	4	8	2.0	32	10	—
	226.2	2,702	3,486	(270)	224.2	2,251	2,943	(777)
IFRS netting		(2,500)	(3,464)			(1,893)	(2,922)
		202	22			358	21

Note:

(1)             The change in fair value used for hedge ineffectiveness includes instruments that were decrecognised in the year.

The notional of hedging instruments affected by interest rate benchmark reform is as follows:

2019
£bn
Fair value hedging
- LIBOR	40.2
- EURIBOR	11.1
Cash flow hedging
- LIBOR	44.2
- EURIBOR	3.4
- SONIA	0.0

The following table shows the period in which the hedging contract ends:

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years	20+ years	Total
2019	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Fair value hedging
Hedging assets - Interest rate risk	0.6	1.6	8.1	5.5	12.5	4.4	4.3	37.0
Hedging liabilities - Interest rate risk	—	0.5	6.3	12.7	6.6	2.0	—	28.1
Cash flow hedging
Hedging assets
Interest rate risk	4.8	11.4	31.7	10.7	12.2	—	—	70.8
Average fixed interest rate (%)	1.10	0.97	1.20	1.78	1.44	3.12	—	1.11
Hedging liabilities
Interest rate risk	1.9	22.0	45.2	5.3	2.4	0.8	—	77.6
Average fixed interest rate (%)	0.83	1.01	0.87	1.32	1.12	4.31	—	0.98
Exchange rate risk	—	1.9	6.2	3.1	1.1	—	—	12.3
Average USD - £ rate	—	1.56	1.30	1.30	1.44	—	—	1.35
Average INR - £ rate	—	88.64	94.01	—	—	—	—	93.11
Net investment hedging
Exchange rate risk	0.1	0.3	—	—	—	—	—	0.4
Principal currency hedges
Average SEK - £ rate	12.27	12.10	—	—	—	—	—	12.21
Average DKK - £ rate	8.78	—	—	—	—	—	—	8.78
Average NOK - £ rate	12.36	—	—	—	—	—	—	12.36
2018
Fair value hedging
Hedging assets - Interest rate risk	1.0	1.8	11.0	4.9	7.8	3.7	3.8	34.0
Hedging liabilities - Interest rate risk	—	2.0	7.5	10.0	4.6	1.9	—	26.0
Cash flow hedging
Hedging assets
Interest rate risk	3.9	10.9	47.8	8.7	10.5	—	—	81.8
Average fixed interest rate (%)	1.87	1.44	1.13	2.00	1.43	—	—	1.33
Hedging liabilities
Interest rate risk	8.6	18.9	34.1	5.1	0.4	0.8	—	67.9
Average fixed interest rate (%)	0.54	0.56	1.07	1.34	3.96	4.31	—	0.94
Exchange rate risk	—	—	5.8	4.7	2.0	—	—	12.5
Average USD - £ rate	—	—	1.32	1.37	1.50	—	—	1.37
Net investment hedging
Exchange rate risk	1.2	0.6	0.2	—	—	—	—	2.0

RBS – Annual Report on Form 20-F 2019	225

Notes on the consolidated accounts

10 Derivatives continued

The table below analyses assets and liabilities subject to hedging derivatives.

		Impact on	Changes in fair value	Impact on hedged
	Carrying value	hedged items	used as a basis to	items ceased to be
	of hedged	included in	determine	adjusted for hedging
	assets and liabilities	carrying value	ineffectiveness (1)	gains or losses
2019	£m	£m	£m	£m
Fair value hedging - interest rate
Loans to banks and customers - amortised cost	6,716	1,023	165	86
Other financial assets - securities	35,796	1,274	1,474	—
Total	42,512	2,297	1,639	86

Other financial liabilities - debt securities in issue	26,811	830	(807)	30
Subordinated liabilities	5,398	(275)	(222)	24
Total	32,209	555	(1,029)	54

Cash flow hedging - interest rate
Loans to banks and customers - amortised cost	69,254		(566)
Other financial assets - securities	2,275		(16)
Total	71,529		(582)

Cash flow hedging - interest rate (2)
Bank and customer deposits	75,837		225
Other financial liabilities - debt securities in issue	1,009		14

Cash flow hedging - exchange rate
Other financial liabilities - debt securities in issue	12,264		59
Subordinated liabilities	—		—
Total	89,110		298

2018
Fair value hedging - interest rate
Loans to banks and customers - amortised cost	6,197	875	(62)	91
Other financial assets - securities	31,879	362	108	10
Total	38,076	1,237	46	101

Other financial liabilities - debt securities in issue	23,289	(19)	(7)	—
Subordinated liabilities	2,359	22	15	—
Total	25,648	3	8	—

Fair value hedging - exchange rate
Other financial assets - securities	3	—	—	—

Cash flow hedging - interest rate
Loans to banks and customers - amortised cost	81,880		686
Bank and customer deposits	67,854		(28)

Cash flow hedging - exchange rate
Other financial liabilities - debt securities in issue	5,590		—
Subordinated liabilities	6,902		—
Total	162,226		658

Notes:

(1)        The change in fair value used for hedge ineffectiveness instruments derecognised in the year.

(2)        Comparative period balances are nil.

The following risk exposures will be affected by interest rate benchmark reform (notional, hedged adjustment):

		Hedged
	Notional	adjustment
	£bn	£m
Fair value hedging
- LIBOR	42.0	908
- EURIBOR	12.7	93
Cash flow hedging
- LIBOR	9.6	(115)
- EURIBOR	3.3	(46)
- BOE Base rate	34.7	(172)
- ECB REFI rate	0.1	0
- SONIA	0.1	0

RBS – Annual Report on Form 20-F 2019	226

Notes on the consolidated accounts

10 Derivatives continued

Hedge ineffectiveness recognised in other operating income comprises:

	2019	2018	2017
	£m	£m	£m
Fair value hedging
Gains/(losses) on the hedged items attributable to the hedged risk	610	54	(48)
(Losses)/gains on the hedging instruments	(585)	(7)	78
Fair value hedging ineffectiveness	25	47	30
Cash flow hedging
- Interest rate risk	23	(112)	9
Cash flow hedging ineffectiveness	23	(112)	9
Total	48	(65)	39

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

•           The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge).

•           Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and

•           Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

Additional information on cash flow hedging and hedging of net assets can be found in the Statement of Changes in Equity.

RBS – Annual Report on Form 20-F 2019	227

Notes on the consolidated accounts

11 Financial instruments – classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments on an IFRS 9 basis. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.

Assets			Amortised	Other
	MFVTPL (1)	FVOCI (2)	cost	assets	Total
	£m	£m	£m	£m	£m
Cash and balances at central banks			77,858		77,858
Trading assets	76,745				76,745
Derivatives (3)	150,029				150,029
Settlement balances			4,387		4,387
Loans to banks - amortised cost (4)			10,689		10,689
Loans to customers - amortised cost			326,947		326,947
Other financial assets	715	49,283	11,454		61,452
Intangible assets				6,622	6,622
Other assets				8,310	8,310
31 December 2019	227,489	49,283	431,335	14,932	723,039

Cash and balances at central banks			88,897		88,897
Trading assets	75,119				75,119
Derivatives (3)	133,349				133,349
Settlement balances			2,928		2,928
Loans to banks - amortised cost (4)			12,947		12,947
Loans to customers - amortised cost			305,089		305,089
Other financial assets	1,638	46,077	11,770		59,485
Intangible assets				6,616	6,616
Other assets				9,805	9,805
31 December 2018	210,106	46,077	421,631	16,421	694,235

	Held-for-		Amortised	Other	Total
Liabilities	trading	DFV (5)	cost	liabilities
	£m	£m	£m	£m	£m
Bank deposits (6)			20,493		20,493
Customer deposits			369,247		369,247
Settlement balances			4,069		4,069
Trading liabilities	73,949				73,949
Derivatives (7)	146,879				146,879
Other financial liabilities (8)		2,258	42,962		45,220
Subordinated liabilities		724	9,255		9,979
Other liabilities (9)			2,206	7,441	9,647
31 December 2019	220,828	2,982	448,232	7,441	679,483

Bank deposits (6)			23,297		23,297
Customer deposits			360,914		360,914
Settlement balances			3,066		3,066
Trading liabilities	72,350				72,350
Derivatives (7)	128,897				128,897
Other financial liabilities (8)		2,840	36,892		39,732
Subordinated liabilities		867	9,668		10,535
Other liabilities			2,218	6,736	8,954
31 December 2018	201,247	3,707	436,055	6,736	647,745

Notes:

(1)        Mandatory fair value through profit or loss.

(2)        Fair value through other comprehensive income

(3)        Includes net hedging derivatives of £202 million (2018 - 358 million).

(4)        Includes items in the course of collection from other banks of £50 million (2018 - £484 million).

(5)        Designated as at fair value through profit or loss.

(6)        Includes items in the course of transmission to other banks of £2 million (2018 - £125 million).

(7)        Includes net hedging derivatives of £22 million (2018 - £22 million).

(8)        The carrying amount of other customer accounts designated as at fair value through profit or loss is nil (2018 - £26 million) higher than the principal amount.

(9)        Includes lease liabilities.

RBS – Annual Report on Form 20-F 2019	228

Notes on the consolidated accounts

11 Financial instruments - classification continued

RBS Group’s financial assets and liabilities include:	2019	2018
	£m	£m
Reverse repos
Trading assets	24,095	24,759
Loans to banks - amortised cost	165	3,539
Loans to customers - amortised cost	10,649	9

Repos
Bank deposits	2,597	941
Customer deposits	1,765	3,774
Trading liabilities	27,885	25,645

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

	Instruments which can be offset			Potential for offset not recognised by IFRS
				Effect of			Net amount after	Instruments
2019				master netting		Other	the effect of netting	outside
		IFRS	Balance	and similar	Cash	financial	agreements and	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	agreements	sheet total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	158,850	(10,913)	147,937	(122,697)	(18,685)	(4,292)	2,263	2,092	150,029
Derivative liabilities	154,396	(11,724)	142,672	(122,697)	(17,296)	(1,276)	1,403	4,207	146,879
Net position (1)	4,454	811	5,265	—	(1,389)	(3,016)	860	(2,115)	3,150

Trading reverse repos	52,007	(28,720)	23,287	(562)	—	(22,262)	463	808	24,095
Trading repos	54,131	(28,720)	25,411	(562)	—	(24,808)	41	2,474	27,885
Net position	(2,124)	—	(2,124)	—	—	2,546	422	(1,666)	(3,790)

2018
Derivative assets	136,329	(5,041)	131,288	(106,762)	(17,937)	(4,469)	2,120	2,061	133,349
Derivative liabilities	133,965	(6,776)	127,189	(106,762)	(15,227)	(3,466)	1,734	1,708	128,897
Net position (1)	2,364	1,735	4,099	—	(2,710)	(1,003)	386	353	4,452

Trading reverse repos	53,148	(31,376)	21,772	(762)	—	(21,000)	10	2,987	24,759
Trading repos	55,864	(31,376)	24,488	(762)	—	(23,726)	—	1,157	25,645
Net position	(2,716)	—	(2,716)	—	—	2,726	10	1,830	(886)

Note:

(1)        The net IFRS offset balance of £811 million (2018 - £1,735 million) relates to variation margin netting reflected on other balance sheet lines.

RBS – Annual Report on Form 20-F 2019	229

Notes on the consolidated accounts

12 Financial instruments - valuation

Critical accounting policy: Fair value - financial instruments

In accordance with Accounting policies 12 and 20, financial instruments classified as mandatory fair value through profit or loss, held-for-trading or designated as at fair value through profit or loss and financial assets classified as fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. It also uses the assumptions that market participants would use when pricing the asset or liability. In determining fair value, RBS Group maximises the use of relevant observable inputs and minimises the use of unobservable inputs.

Modelled approaches may be used to measure instruments classed as level 2 or 3. Estimation expertise is required in the selection, implementation and calibration of appropriate models. The resulting modelled valuations are considered for accuracy and reliability. Portfolio level adjustments consistent with IFRS 13 are raised to incorporate counterparty credit risk, funding and margining risks. Expert judgement is used in the initial measurement of modelled products by control teams.

Where RBS Group manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, it measures the fair value of a group of financial assets and financial liabilities on the basis of the price that it would receive to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction at the measurement date under current market conditions.

Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities measured at fair value to reflect the RBS Group’s own credit standing.

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given below.

	2019			2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	46,172	449	—	44,983	120
Securities	20,865	8,704	555	22,003	7,312	701
Derivatives	—	148,800	1,229	—	131,513	1,836
Other financial assets
Loans	—	307	58	—	768	136
Securities	41,044	8,326	263	40,132	6,172	507
Total financial assets held at fair value	61,909	212,309	2,554	62,135	190,748	3,300

Liabilities
Trading liabilities
Deposits	—	50,944	56	—	47,243	377
Debt securities in issue	—	1,703	59	—	791	112
Short positions	15,565	5,622	—	18,941	4,886	—
Derivatives	—	145,818	1,061	—	127,709	1,188
Other financial liabilities
Debt securities in issue	—	2,117	141	—	2,348	280
Other deposits	—	—	—	—	212	—
Subordinated liabilities	—	724	—	—	867	—
Total financial liabilities held at fair value	15,565	206,928	1,317	18,941	184,056	1,957

Notes:

(1)        Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred. There were no significant transfers between level 1 and level 2.

(2)        For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Capital and Risk management — Credit risk.

(3)        The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

RBS – Annual Report on Form 20-F 2019	230

Notes on the consolidated accounts

12 Financial instruments - valuation continued

Fair value hierarchy

Financial Instruments carried at fair value have been classified under the IFRS fair value hierarchy as follows.

Level 1 – instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - instruments valued using valuation techniques that have observable inputs. Examples  include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.

Level 3 - instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

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

Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from third-party benchmarking services. For counterparty credit spreads, adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

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

Valuation control

RBS’s control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent of the businesses entering into the transactions.

Independent price verification (IPV) is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in the light of available pricing evidence.

Where measurement differences are identified through the IPV process these are grouped by fair value level and quality of data. If the size of the difference exceeds defined thresholds adjustment to independent levels are made.

IPV takes place at least each monthly, for all fair value positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure being reviewed by the RBS Model Risk team. Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversees pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by Valuation Committees and to discuss other relevant matters of including prudential valuation.

Initial classification of a financial instrument is carried out by the Product Control team following the principles in IFRS 13. They base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument. These initial classifications are subject to senior management review. Particular attention is paid to instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

RBS uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products.

RBS – Annual Report on Form 20-F 2019	231

Notes on the consolidated accounts

12 Financial instruments - valuation continued

RBS contributes to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that RBS submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

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

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

Adjustment	2019 £m	2018 £m
Funding – FVA	244	250
Credit – CVA	386	419
Bid – Offer	165	238
Product and deal specific	238	327
	1,033	1,234

The reduction in valuation reserves was primarily driven by a combination of market moves, trade close-out activity and risk reduction together with a reallocation of product and deal specific reserves that are now included within modelled trade valuations.

Funding valuation adjustment (FVA)

FVA represents an estimate of the adjustment that a market participant would make to incorporate funding costs and benefits that arise in relation to derivative exposures. FVA is calculated as a portfolio level adjustment and can result in either a funding charge or funding benefit.

Funding levels are applied to estimated potential future exposures. For uncollateralised derivatives, the modelling of the exposure is consistent with the approach used in the calculation of CVA, and the counterparty contingent nature of the exposure is reflected in the calculation. For collateralised derivatives, the exposure reflects initial margin posting requirements.

Credit valuation adjustments (CVA)

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

Bid-offer

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

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2019, net gains of £88 million (2018 - £59 million) were carried forward. During the year, net gains of £183 million (2018 - £151 million) were deferred and £154 million (2018 - £148 million) were recognised in the income statement.

Where system generated valuations do not accurately recover market prices, manuals valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

RBS – Annual Report on Form 20-F 2019	232

Notes on the consolidated accounts

12 Financial instruments – valuation: Level 3 ranges of unobservable inputs

				2019		2018
Financial instrument	Valuation Technique	Unobservable inputs	Units	Low	High	Low	High

Trading assets and Other financial assets
Loans	Price-based	Price	%	—	101	—	132
	Credit Spreads	Credit spread	bps	53	101	—	—
Debt securities	Price-based	Price	%	—	246	—	154
Equity Shares	Price-based	Price	GBP	—	25,914	—	24,181
		Price	%	—	80	—	—
	Valuation	Discount factor	%	6	9	8	11
		Fund NAV	%	80	120	80	120

Trading liabilities and Other financial liabilities
Deposits	DCF based on recoveries	Correlation	%	—	—	(45)	99
		Interest rate	%	—	—	(0.36)	1.74
	Price-based	Price	%	—	98	—	—
	Yield analysis	Day count	Number	65	95	—	—

Debt securities in issue	Price-based	Price	CCY	44 JPY	146 EUR	21 JPY	136 EUR
	Valuation	Fund NAV	GBP	—	—	—	622

Derivative assets and liabilities
Credit derivatives	DCF based on recoveries	Credit spreads	bps	6	500	18	500
	Option pricing	Correlation	%	(50)	80	(50)	80
		Volatility	%	27	80	47	80
		Upfront points	%	—	99	—	100
		Recovery rate	%	10	40	10	40
	Price-based	Price	%	—	—	90	110

Interest rate & FX	Option pricing	Correlation	%	(50)	99	(45)	99
derivatives		Volatility	%	19	70	1	76
		Constant Prepayment Rate	%	2	15	—	—
		Mean Reversion	%	—	92	—	—

Equity derivatives	Option pricing	Correlation	%	(53)	87	(57)	92
		Forward	Points	—	—	864	7,106
		Volatility	%	—	—	11	23

Notes:

(1)        The table above presents the range of values for significant inputs used in the valuation of level 3 assets and liabilities. The range represents the highest and lowest values of the input parameters and therefore is not a measure of parameter uncertainty. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer but unfavourable for the note holder. Whilst RBS indicates where it considers that there are significant relationships between the inputs, their inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

(2)        Credit spreads and discount margins: credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk.

(3)        Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued.

(4)        Recovery rate: reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)        Valuation: for private equity investments, values may be estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value (NAV). Similarly for equity or bond fund investments, prices may be estimated from valuation or credit statements using NAV or similar measures.

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

(10)   Mean reversion: a measure of how much a rate reverts to its mean level.

(11)   Constant prepayment rate: the rate is used to reflect how fast a pool of assets pay down.

(12)   Day count: yield analysis on deposits are calculated using day count as an input, referring to the maturity of the deposit.

(13)   RBS does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

RBS – Annual Report on Form 20-F 2019	233

Notes on the consolidated accounts

12 Financial instruments – valuation: areas of judgment

Whilst the business has simplified, the diverse range of products historically traded by RBS results in a wide range of instruments that are classified into level 3 of the hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of RBS financial instruments carried at fair value are classified as level 2. IFRS requires extra disclosures in respect of level 3 instruments.

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

The decision to classify a modelled instrument as level 2 or 3 will be dependent upon the product/model combination, the observability and quality of input parameters and other factors. All these must be assessed to classify the asset. If an input fails the observability or quality tests then the instrument is considered to be in level 3 unless the input can be shown to have an insignificant effect on the overall valuation of the product.

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

	2019			2018
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	449	10	(10)	120	10	(10)
Securities	555	—	—	701	20	(10)
Derivatives
Interest rate	1,015	160	(160)	1,487	120	(120)
Foreign exchange	98	10	(10)	130	10	(10)
Other	116	10	(10)	219	10	(20)
Other financial assets
Loans	58	—	—	136	10	(20)
Securities	263	80	(20)	507	50	(30)
	2,554	270	(210)	3,300	230	(220)

Liabilities
Trading liabilities
Deposits	56	—	—	377	40	(40)
Debt securities in issue	59	—	—	112	10	(10)
Derivatives
Interest rate	630	70	(70)	808	70	(70)
Foreign exchange	222	10	(10)	279	10	(10)
Other	209	20	(10)	101	—	(10)
Other financial liabilities - debt securities in issue	141	10	(10)	280	10	(10)
	1,317	110	(100)	1,957	140	(150)

RBS – Annual Report on Form 20-F 2019	234

Notes on the consolidated accounts

12 Financial instruments – valuation: level 3 sensitivities

The level 3 sensitivities presented above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely potential uncertainty on the portfolio as a whole. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be displayed. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

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

Level 3

The following table shows the movement in level 3 assets and liabilities in the year.

	2019				2018
	Trading	Other financial	Total	Total	Trading	Other financial	Total	Total
	assets (2)	assets (3)	assets	liabilities	assets (2)	assets (3)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,657	643	3,300	1,957	2,692	530	3,222	2,187
Amounts recorded in the income statement (1)	(418)	(1)	(419)	162	(147)	178	31	(344)
Amounts recorded in the statement of comprehensive income	—	86	86	—	—	23	23	—
Level 3 transfers in	492	2	494	104	1,307	19	1,326	419
Level 3 transfers out	(857)	(59)	(916)	(588)	(624)	(1)	(625)	(231)
Issuances	—	—	—	46	—	—	—	47
Purchases	1,121	15	1,136	532	871	16	887	401
Settlements	(218)	(38)	(256)	(429)	(512)	(3)	(515)	(204)
Sales	(541)	(326)	(867)	(466)	(930)	(125)	(1,055)	(316)
Foreign exchange and other adjustments	(3)	(1)	(4)	(1)	—	6	6	(2)
At 31 December	2,233	321	2,554	1,317	2,657	643	3,300	1,957

Amounts recorded in the income statement in respect
of balances held at year end
- unrealised	(421)	8	(413)	110	(134)	158	24	(330)
- realised	—	—	—	—	(2)	6	4	—

Notes:

(1)        There were £596 million net losses on trading assets and liabilities (2018 – £185 million gains) recorded in income from trading activities. Net gains on other instruments of £15 million (2018 – £190 million) were recorded in other operating income and interest income as appropriate.

(2)        Trading assets comprise assets held at fair value in trading portfolios.

(3)        Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

RBS – Annual Report on Form 20-F 2019	235

Notes on the consolidated accounts

12 Financial instruments: fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
2019	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	77.9
Settlement balances	4.4
Loans to banks		10.7	10.7	—	6.2	4.5
Loans to customers		326.9	324.0	—	11.0	313.0
Other financial assets - securities		11.5	11.6	5.9	2.8	2.9

Financial liabilities
Bank deposits	4.1	16.4	16.5	—	12.2	4.3
Customer deposits	312.4	56.8	56.9	—	7.5	49.4
Settlement balances	4.1
Other financial liabilities - debt securities in issue		43.0	43.7	—	38.5	5.2
Subordinated liabilities		9.3	10.0	—	9.9	0.1
Other liabilities - notes in circulation	2.2

2018
Financial assets
Cash and balances at central banks	88.9
Settlement balances	2.9
Loans to banks	0.5	12.4	12.4	—	9.2	3.2
Loans to customers		305.1	301.7	—	0.5	301.2
Other financial assets - securities		11.8	11.8	7.3	3.0	1.5

Financial liabilities
Bank deposits	4.2	19.1	18.5	—	13.9	4.6
Customer deposits	307.1	53.8	54.6	—	10.4	44.2
Settlement balances	3.1
Other financial liabilities - debt securities in issue		36.9	38.6	—	36.9	1.7
Subordinated liabilities		9.7	10.0	—	9.9	0.1
Other liabilities - notes in circulation	2.2

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

Loans to banks and customers – amortised cost

In estimating the fair value of net loans to customers and banks measured at amortised cost, RBS’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)     Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: institutional and corporate lending in NatWest Markets.

(b)     Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK Personal Banking, Ulster Bank RoI, Commercial Banking (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

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

RBS – Annual Report on Form 20-F 2019	236

Notes on the consolidated accounts

13 Financial instruments - maturity analysis

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2019			2018
	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	77,858	—	77,858	88,897	—	88,897
Trading assets	51,825	24,920	76,745	49,094	26,025	75,119
Derivatives	40,798	109,231	150,029	28,503	104,846	133,349
Settlement balances	4,387	—	4,387	2,928	—	2,928
Loans to banks - amortised cost	10,676	13	10,689	12,833	114	12,947
Loans to customers - amortised cost	77,742	249,205	326,947	67,354	237,735	305,089
Other financial assets	10,187	51,265	61,452	11,681	47,804	59,485

Liabilities
Bank deposits	9,286	11,207	20,493	7,438	15,859	23,297
Customer deposits	367,098	2,149	369,247	359,148	1,766	360,914
Settlement balances	4,069	—	4,069	3,066	—	3,066
Trading liabilities	53,047	20,902	73,949	50,668	21,682	72,350
Derivatives	41,276	105,603	146,879	29,028	99,869	128,897
Other financial liabilities	11,915	33,305	45,220	8,240	31,492	39,732
Subordinated liabilities	160	9,819	9,979	299	10,236	10,535
Lease liabilities	194	1,629	1,823

Assets and liabilities by contractual cash flow maturity

The tables show on the following page, show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of financial assets and liabilities by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

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

The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate RBS Group’s liquidity position.

MFVTPL assets of £227.3 billion (2018 - £209.7 billion) and HFT liabilities of £220.8 billion (2018 - £201.2 billion) have been excluded from the following tables.

RBS – Annual Report on Form 20-F 2019	237

Notes on the consolidated accounts

13 Financial instruments — maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2019	£m	£m	£m	£m	£m	£m
Assets by contractual maturity
Cash and balances at central banks	77,858	—	—	—	—	—
Settlement balances	4,387	—	—	—	—	—
Loans to banks - amortised cost	9,659	1,032	5	—	—	—
Other financial assets (1)	4,619	6,644	16,287	9,857	15,766	5,081
Total maturing assets	96,523	7,676	16,292	9,857	15,766	5,081
Loans to customers - amortised cost	48,793	36,108	70,957	51,667	66,453	79,174
Finance lease	72	289	920	646	802	653
Derivatives held for hedging	33	7	63	103	56	42
	145,421	44,080	88,232	62,273	83,077	84,950

Liabilities by contractual maturity
Bank deposits	7,269	2,017	11,297	38	—	—
Settlement balance	4,069	—	—	—	—	—
Other financial liabilities	4,810	7,602	11,849	13,935	9,426	328
Subordinated liabilities	21	541	3,295	5,270	327	1,700
Other liabilities (2)	2,109	—	—	—	—	—
Total maturing liabilities	18,278	10,160	26,441	19,243	9,753	2,028
Customer deposits	358,359	8,773	2,105	22	23	17
Lease liabilities	54	140	313	249	457	571
Derivatives held for hedging	9	22	50	40	59	46
	376,700	19,095	28,909	19,554	10,292	2,662

Guarantees and commitments notional amount
Guarantees (3)	2,757	—	—	—	—	—
Commitments (4)	117,228	—	—	—	—	—
	119,985	—	—	—	—	—

2018
Assets by contractual maturity
Cash and balances at central banks	88,897	—	—	—	—	—
Settlement balances	2,928	—	—	—	—	—
Loans to banks - amortised cost	11,920	925	106	—	—	—
Other financial assets (1)	4,451	7,397	14,138	11,279	11,826	2,744
Total maturing assets	108,196	8,322	14,244	11,279	11,826	2,744
Loans to customers - amortised cost	42,953	31,719	65,486	51,319	66,149	78,902
Finance lease	143	368	955	520	829	641
Derivatives held for hedging	40	98	184	95	49	34
	151,332	40,507	80,869	63,213	78,853	82,321
Liabilities by contractual maturity
Bank deposits	7,417	21	13,785	2,003	—	59
Settlement balances	3,066	—	—	—	—	—
Other financial liabilities	1,736	7,226	10,724	11,658	9,316	2,029
Subordinated liabilities	131	637	1,476	7,532	1,737	1,422
Other liabilities (2)	2,152	—	—	—	—	—
Total maturing liabilities	14,502	7,884	25,985	21,193	11,053	3,510
Customer deposits	351,054	8,114	1,727	14	6	26
Derivatives held for hedging	15	30	94	35	53	45
	365,571	16,028	27,806	21,242	11,112	3,581
Guarantees and commitments notional amount
Guarantees (3)	3,952
Commitments (4)	116,843	—	—	—	—	—
	120,795	—	—	—	—	—

Notes:

(1)            Other financial assets excludes equity shares.

(2)            Other liabilities include notes in circulation.

(3)            RBS is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. RBS expects most guarantees it provides to expire unused.

(4)            RBS has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. RBS does not expect all facilities to be drawn, and some may lapse before drawdown.

RBS – Annual Report on Form 20-F 2019	238

Notes on the consolidated accounts

14 Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	2019	2018*
	£m	£m
Loans - amortised cost
Stage 1	305,502	285,985
Stage 2	27,868	26,097
Stage 3	6,598	8,174
Of which: individual	2,051	2,860
Of which: collective	4,547	5,314
	339,968	320,256
ECL provisions (1)
- Stage 1	322	297
- Stage 2	752	772
- Stage 3	2,718	2,782
Of which: individual	796	850
Of which: collective	1,922	1,932
	3,792	3,851
ECL provision coverage (2,3)
- Stage 1 (%)	0.11	0.10
- Stage 2 (%)	2.70	2.96
- Stage 3 (%)	41.19	34.03
	1.12	1.20
Impairment losses
ECL charge (4)	696	398
Stage 1	(212)	(143)
Stage 2	318	292
Stage 3	590	249
Of which: individual	303	94
Of which: collective	287	155
ECL loss rate - annualised (basis points) (3)	20.47	12.43
Amounts written off	792	1,494
Of which: individual	372	272
Of which: collective	420	1,222

*2018 data has been restated for a change to presentation of unrecognised interest. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Notes:

(1)            Includes £4 million (2018 — £5 million) related to assets classified as FVOCI.

(2)            ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost.

(3)            ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively.

(4)            Includes a £2 million charge (2018 — £3 million charge) related to other financial assets, of which at a £1 million release (2018 — £1 million charge) related to assets classified as FVOCI; and nil (2018 — £31 million release) related to contingent liabilities.

(5)            The table above shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 144 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £76.1 billion and debt securities of £59.4 billion (2018 — £87.2 billion and £57.0 billion respectively).

RBS – Annual Report on Form 20-F 2019	239

Notes on the consolidated accounts

14 Loan impairment provisions continued

Credit risk enhancement and mitigation

For information on Credit risk enhancement and mitigation held as security, refer to Capital and risk management — credit risk.

Critical accounting policy: Loan impairment provisions

The loan impairment provisions have been established in accordance with IFRS 9.  Accounting policy 13 sets out how the expected loss approach is applied. At 31 December 2019, customer loan impairment provisions amounted to £3,792 million (2018 - £3,851 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes, changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan’s original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management’s assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgments that are potentially significant to the estimate of impairment losses. Further information and sensitivity analyses are on Page 143.

IFRS 9 ECL model design principles

To meet IFRS 9 requirements, PD, LGD and EAD used in ECL calculations must be:

•              Unbiased — material regulatory conservatism has been removed to produce unbiased model estimates.

•              Point-in-time — recognise current economic conditions.

•              Forward-looking — incorporated into PD estimates and, where appropriate, EAD and LGD estimates.

•              For the life of the loan — all PD, LGD and EAD models produce term structures to allow a lifetime calculation for assets in Stage 2 and Stage 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the probability of default over the remaining lifetime at the reporting date) with the equivalent lifetime PD as determined at the date of initial recognition.

The general approach for the IFRS 9 LGD models is to leverage corresponding Basel LGD models with bespoke adjustments to ensure estimates are unbiased and where relevant forward-looking.

For wholesale, while conversion ratios in the historical data show temporal variations, these cannot be sufficiently explained by the CCI measure (unlike in the case of PD and some LGD models) and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

Approach for multiple economic scenarios (MES)

The base scenario plays a greater part in the calculation of ECL than the approach to MES.

15 Other financial assets

	Debt securities
	Central and local government			Other		Equity	Other
	UK	US	Other	debt	Total	shares	loans	Total
2019	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	—	—	—	305	305	45	365	715
Fair value through other comprehensive income	18,437	13,981	8,786	7,130	48,334	949	—	49,283
Amortised cost	5,411	242	120	5,681	11,454	—	—	11,454
Total	23,848	14,223	8,906	13,116	60,093	994	365	61,452

2018
Mandatory fair value through profit or loss	—	—	—	669	669	65	904	1,638
Fair value through other comprehensive income	17,192	11,767	11,329	5,306	45,594	483	—	46,077
Amortised cost	6,928	264	120	4,458	11,770	—	—	11,770
Total	24,120	12,031	11,449	10,433	58,033	548	904	59,485

On 16 June 2019, Alawwal bank and SABB were legally combined as part of a statutory merger. Alawwal bank’s assets and liabilities were absorbed by SABB. The transaction was executed through a share swap, with Alawwal bank’s shareholders receiving SABB shares for each Alawwal bank share. £595 million of the 2019 balance pertains to the transfer of ownership from Alawwal bank to SABB.

Dividends on FVOCI equity shares during the year included approximately £15 million in relation to the equity holding in SABB and certain other dividends which were not individually significant. There were no material dividends received in relation to equity shares disposed during the year.

RBS – Annual Report on Form 20-F 2019	240

Notes on the consolidated accounts

16 Intangible assets

	2019			2018
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	18,164	2,024	20,188	18,039	2,259	20,298
Currency translation and other adjustments	(180)	2	(178)	77	9	86
Acquisition of subsidiaries	1	—	1	48	2	50
Additions	—	380	380	—	364	364
Disposals and write-off of fully amortised assets (2)	(8,005)	(113)	(8,118)	—	(610)	(610)
At 31 December	9,980	2,293	12,273	18,164	2,024	20,188

Accumulated amortisation and impairment
At 1 January	12,558	1,014	13,572	12,481	1,274	13,755
Currency translation and other adjustments	(180)	1	(179)	77	5	82
Disposals and write-off of fully amortised assets	(8,005)	(72)	(8,077)	—	(573)	(573)
Charge for the year	—	291	291	—	271	271
Impairment of goodwill and other intangible assets	—	44	44	—	37	37
At 31 December	4,373	1,278	5,651	12,558	1,014	13,572

Net book value at 31 December	5,607	1,015	6,622	5,606	1,010	6,616

Notes:

(1)        Principally internally generated software.

(2)        Goodwill that arose on the acquisition of ABN AMRO Holding N.V..

Intangible assets other than goodwill are reviewed for indicators of impairment. In 2019 £44 million (2018 - £37 million) of previously capitalised software was impaired primarily as a result of software which is no longer expected to yield future economic benefit.

RBS Group’s goodwill acquired in business combinations analysed by reportable segment is in Note 4, Segmental analysis. It is reviewed annually at 31 December for impairment. No impairment was indicated at 31 December 2019 or 2018.

Impairment testing involves the comparison of the carrying value of each cash-generating unit (CGU) with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management which are consistent with RBS Group’s capital targets. In 2018, the methodology was enhanced to reflect legal entity changes in RBS Group. Consequently certain corporate assets, represented primarily by bonds and liquidity assets in Treasury, are no longer considered to be directly attributable or directly available to the CGUs. These assets are, therefore, not included in the carrying value of the CGUs, resulting in an increase in the available headroom for some CGUs.

Recoverable amount is the higher of fair value and value in use. Value in use is the present value of expected future cash flows from the CGU. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. The recoverable amounts for all CGUs at 31 December 2019 were based on value in use, using management’s latest five-year revenue and cost forecasts. The long-term growth rates have been based on expected nominal growth of the CGUs. The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs.

Critical accounting policy: Goodwill

Critical estimates

Impairment testing involves a number of judgemental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of discount rates appropriate to each business; estimation of the fair value of the CGUs; and the valuation of separable assets of each business whose goodwill is reviewed.

The sensitivity to the more significant variables in each assessment is presented below.

The table below has not been restated for the re-segmentation which transferred Business Banking from UK Personal & Business Banking to Commercial Banking. The impact was a transfer of £0.7 billion goodwill from UK Personal & Business Banking (now UK Personal Banking) to Commercial Banking. This re-segmentation has improved the headroom of Commercial Banking (including Business Banking) by approximatively £4.2 billion and reduced the headroom of UK Personal Banking by the equivalent amount without generating any impairment of the goodwill in the CGUs impacted.

					Consequential impact of 1% adverse movement		Consequential impact of 5% adverse movement		Break
		Assumptions		Recoverable					even
		Terminal	Pre-tax	amount exceeded	Discount	Terminal	Forecast	Forecast	discount
	Goodwill	growth rate	discount rate	carrying value	rate	growth rate	Income	cost	rate
31 December 2019	£bn	%	%	£bn	£bn	£bn	£bn	£bn	%
UK Personal Banking	2.7	1.6	13.3	8.7	(2.2)	(1.0)	(2.1)	(0.9)	16.3
Commercial Banking	2.6	1.6	13.4	4.1	(1.8)	(0.7)	(2.1)	(1.1)	12.7
RBS International	0.3	1.6	12.0	2.1	(0.5)	(0.3)	(0.4)	(1.2)	16.8

31 December 2018
UK Personal & Business Banking	3.4	1.8	13.1	14.4	(2.2)	(1.4)	(4.0)	(1.7)	27.7
Commercial & Private Banking	1.9	1.8	13.0	4.5	(1.2)	(0.8)	(2.3)	(1.0)	17.6
RBS International	0.3	1.8	12.9	0.7	(0.2)	(0.2)	(0.4)	(0.1)	18.5

RBS – Annual Report on Form 20-F 2019	241

Notes on the consolidated accounts

17 Other assets

	2019	2018
	£m	£m
Property, plant and equipment	4,928	4,351
Deferred tax (Note 7)	1,011	1,412
Assets of disposal groups (1)	66	1,404
Prepayments	380	435
Accrued income	275	317
Interests in associates (2)	436	404
Pension schemes in net surplus (Note 5)	614	520
Tax recoverable	46	37
Other assets	554	925
Other assets	8,310	9,805

Notes:

(1)        Includes interest in Alawwal bank of nil (2018 - £1,179 million).

(2)        Includes interest in Business Growth Fund £424 million (2018 - £387 million).

18 Other financial liabilities

	2019	2018
	£m	£m
Customer deposits designated as at fair value through profit or loss	—	212
Debt securities in issue
- designated as at fair value through profit or loss	2,258	2,628
- amortised cost	42,962	36,892
Total	45,220	39,732

19 Subordinated liabilities

	2019	2018
	£m	£m
Dated loan capital	7,775	8,262
Undated loan capital	2,058	2,127
Preference shares	146	146
	9,979	10,535

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

	Capital	2019	2018
New issue	treatment	£m	£m
The Royal Bank of Scotland Group plc
US$750 million 3.754% dated notes 2029	Tier 2	577	—
		577	—

Redemptions
The Royal Bank of Scotland Group plc
US$350 million 4.70% dated notes 2018	Ineligible	—	267
€1,000 million 3.63% dated notes 2024 (callable March 2019)	Tier 2	855	—
		855	267

NatWest Markets Plc
€2,000 million 6.934% dated notes 2018	Tier 2	—	1,743
£103 million 9.5% undated subordinated bonds 2018 (callable August 2018)	Ineligible	—	103
£35 million 5.5% fixed rate undated subordinated notes (callable December 2019)	Ineligible	35	—
		35	1,846

NatWest Plc
SEK 90 million floating rate notes 2019	Tier 1	8	—
		8	—

NWM N.V. and subsidiaries
US$500 million 4.65% dated notes 2018	Tier 2	—	141
US$16 million floating rate notes 2019	Tier 2	10	2
US$71.8 million floating rate notes 2019	Tier 2	56	—
€250 million 4.70% notes 2019 (partial redemption)	Tier 2	145	—
		211	143

RBS – Annual Report on Form 20-F 2019	242

Notes on the consolidated accounts

20 Other liabilities

	2019	2018
	£m	£m
Retirement benefit liabilities (Note 5)	119	165
Deferred tax (Note 7)	266	454
Notes in circulation	2,109	2,152
Current tax	132	100
Accruals	1,125	1,047
Deferred income	362	451
Lease liabilities (Note 22) (3)	1,823	—
Other liabilities	1,034	1,581
Provisions for liabilities and charges	2,677	3,004
	9,647	8,954

Provisions for liabilities and charges	Payment	Other	Litigation
	protection	customer	and other
	insurance (1)	redress	regulatory	Other (2)	Total
	£m	£m	£m	£m	£m
At 1 January 2019	695	536	783	990	3,004
Implementation of IFRS 16 on 1 January 2019 (3)	—	—	—	(170)	(170)
ECL impairment charge	—	—	—	29	29
Transfer (to)/from accruals and other liabilities	—	(3)	—	15	12
Currency translation and other movements	—	(15)	(6)	(19)	(40)
Transfer	—	35	(35)	—	—
Charge to income statement	900	141	88	434	1,563
Releases to income statement	—	(48)	(111)	(161)	(320)
Provisions utilised	(439)	(332)	(293)	(337)	(1,401)
At 31 December 2019	1,156	314	426	781	2,677

Notes:

(1)        The balance at 31 December 2019 includes provisions held in relation to offers made in 2018 and earlier years of £97 million.

(2)        Materially comprises provisions relating to property closures and restructuring costs.

(3)        Refer to Note 22 for further information on the impact of IFRS 16 implementation.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment protection insurance

An additional provision of £0.9 billion was taken during 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline for making new PPI complaints. RBS Group has made provisions totalling £6.2 billion to date for PPI claims, of which £5.0 billion had been utilised by 31 December 2019.

The table below shows the sensitivity of the provision to reasonable changes in the principle assumptions in relation to claims which are still being processed, all other assumptions remaining the same. RBS Group has received 4.9 million claims at the 29 August 2019 deadline.

			Sensitivity
				Consequential
	Claims			change in
	processed as at	Claims still	Change in	provision
Assumption	31 December 2019	to process	assumption	£m
Average redress (1)	£1,631	£1,552	+/- £150	+/- 74
No PPI % (2)	28%	60%	+/- 3%	+/- 13
Uphold rate (3)	85%	94%	+/- 2%	+/- 16

Notes:

(1)        Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.

(2)        No PPI % relates to those cases where no PPI policy exists.

(3)        Average uphold rate per customer initiated claims received directly by RBS Group, including those received via claims management companies, to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.

Background information for all material provisions is given in Note 26.

Critical accounting policy:  Provisions for liabilities

Judgment is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where RBS Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Estimates - Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

RBS – Annual Report on Form 20-F 2019	243

Notes on the consolidated accounts

21 Share capital and other equity

			Number of shares
	2019	2018	2019	2018
Allotted, called up and fully paid	£m	£m	000s	000s
Ordinary shares of £1	12,094	12,049	12,093,909	12,048,605
Non-cumulative preference shares of US$0.01 (1)	—	—	10	10
Cumulative preference shares of £1	1	1	900	900

Note:

(1)        No shares were redeemed in 2019. (2018 — 26 million shares with a total nominal value of £0.2 million were redeemed).

		Number of
Movement in allotted, called up and fully paid ordinary shares	£m	shares - 000s
At 1 January 2018	11,965	11,964,565
Shares issued	84	84,040
At 1 January 2019	12,049	12,048,605
Shares issued	45	45,304
At 31 December 2019	12,094	12,093,909

Ordinary shares

There is no authorised share capital under the company’s constitution. At 31 December 2019, the directors had authority granted at the 2019 Annual General Meeting to issue up to £605 million nominal of ordinary shares other than by pre-emption to existing shareholders.

On 6 February 2019 RBS held a General Meeting and shareholders approved a special resolution to give authority for the company to make off-market purchases of ordinary shares from HM Treasury (or its nominee) at such times as the directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting. This authority was renewed at the Annual General Meeting in 2019 and shareholders will be asked to renew this authorisation at the Annual General Meeting in 2020.

In the three years to 31 December 2019, the percentage increase in issued share capital due to non pre-emptive issuance (excluding employee share schemes) for cash was 1.42%. In addition, the company issued 45 million ordinary shares of £1 each in connection with employee share plans.

In 2019 RBS paid an interim dividend of £241 million, or 2.0p per ordinary share (2018 - £241 million, or 2.0p per ordinary share) and a special dividend of £1,449 million, or 12.0p per ordinary share (2018 — nil). In addition, the company announced that the directors have recommended a final dividend of £364 million, or 3.0p per ordinary share (2018 — £422 million, or 3.5p per ordinary share), and a further special dividend of £606 million, or 5.0p per ordinary share (2018 — £904 million, or 7.5p per ordinary share), which are both subject to shareholders’ approval at the Annual General Meeting on 29 April 2020.

If approved, payment will be made on 4 May 2020 to shareholders on the register at the close of business on 27 March 2020. The ex-dividend date will be 26 March 2020.

Other securities

Additional Tier 1 Notes issued by RBS having the legal form of debt are classified as equity under IFRS. Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and additional Tier 1 Notes.

These securities entitle the holders to interest which may be deferred at the sole discretion of the company. Repayment of the securities is at the sole discretion of the company on giving between 30 and 60 days notice.

Non-cumulative preference shares

Non-cumulative preference shares entitle their holders to periodic non-cumulative cash dividends at specified fixed rates for each series payable out of distributable profits of the company.

The company may redeem some or all of the non-cumulative preference shares from time to time at the rates detailed in the table below plus dividends otherwise payable for the then current dividend period to the date of redemption.

RBS – Annual Report on Form 20-F 2019	244

Notes on the consolidated accounts

21 Share capital and other equity continued

	Number of shares		Redemption	Redemption
Non-cumulative preference shares classified as equity	in issue	Interest rate	date on or after	price per share
Shares of US$0.01 - Series U	10,130	floating	29 September 2017	US$100,000

Note:

(1)        Preference shares where distributions are discretionary are classified as equity.

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

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the most recent dividend payment due on the series U non-cumulative dollar preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares. In these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

	2019	2018	2017
	£m	£m	£m
Additional Tier 1 notes (1)
US$2.0 billion 7.5% notes callable August 2020 (2)	1,278	1,278	1,278
US$1.15 billion 8% notes callable August 2025 (2)	734	734	734
US$2.65 billion 8.625% notes callable August 2021 (3)	2,046	2,046	2,046
	4,058	4,058	4,058

Notes:

(1)  The coupons on these notes are non-cumulative and payable at the company’s discretion. In the event RBS Group’s CET1 ratio falls below 7% any outstanding notes will be converted into ordinary shares at a fixed price. While taking the legal form of debt, these notes are classified as equity under IFRS.

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

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest, less goodwill amortisation charged under previous GAAP.

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

Own shares held - at 31 December 2019, 15 million ordinary shares of £1 each of the company (2018 - 8 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts purchased 24 million ordinary shares and delivered 17 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. In future, the company is intending to use shares purchased by the RBS Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans.

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

RBS – Annual Report on Form 20-F 2019	245

Notes on the consolidated accounts

22 Leases

RBS Group has adopted IFRS 16 Leases retrospectively from 1 January 2019 on a modified retrospective basis without restating prior periods. The impact on RBS Group’s balance sheet and retained earnings is shown below:

2019
£bn
Retained earnings at 1 January 2019	14.3
Loans to customers - Finance leases	0.2
Other assets - Net right of use assets	1.3
- Recognition of lease liabilities	(1.9)
- Provision for onerous leases	0.2
Other liabilities	(1.7)
Net impact on retained earnings	(0.2)
Retained earnings at 1 January 2019	14.1

On adoption of IFRS 16, RBS Group recognised right of use assets and lease liabilities in relation to leases which has been previously classified as operating leases under IAS17 Leases subject to certain practical expedients as allowed by the standard (see below).

The following practical expedients permitted by the standard were used:

•              A single discount rate has been applied to a portfolio of lease with reasonably similar characteristics.

•              The accounting for operating leases with a remaining lease term of 12 months at 1 January 2019 for non property leases.

•              Exclusion of initial direct costs from the measurement of the right of use asset at the date of initial application.

•              Reliance on assessment of onerous provisions under IAS 37 Provisions, Contingent Liabilities and Contingent Assets for the purposes of impairment.

•              The use of hindsight where contracts contain options to extend or terminate the lease in determining the lease term.

The lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average of lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 2.3%.

2019
£m
Operating lease commitments at 31 December 2018	2,689
Adjustments as a result of different treatment of extension and termination options	(134)
Discounted using the incremental borrowing rate	(684)
Other	5
Lease liabilities recognised as at 1 January 2019 on adoption of IFRS 16	1,876

Lessees

2019
£m
Amounts recognised in consolidated income statement

Interest payable	(44)
Depreciation (1)	(224)
Rental expense on short term leases	(4)
Income from subleasing right of use assets	9

Rental expense in respect of operating leases in 2018 was £233 million.
2019
£m
Amounts recognised on balance sheet
Right of use assets included in property, plant and equipment (2)	1,162
Additions to right of use assets	135
Lease liabilities (3)	(1,823)

The total cash outflow for leases is £222 million.

Notes:

(1)        Includes impairment of right of use assets of £86 million.

(2)        Includes right of use asset for plant and equipment of £23 million and depreciation of £5 million.

(3)        Contractual cashflows of lease liabilities is shown in Note 13.

RBS – Annual Report on Form 20-F 2019	246

Notes on the consolidated accounts

22 Leases continued

2018
£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	232
- after 1 year but within 5 years	736
- after 5 years	1,721
2,689

Note:

(1)        Predominantly property leases.

Lessor

Acting as a lessor, RBS Group provides asset finance to its customers. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

2019
£m
Amounts included in consolidated income statement
Finance leases
Finance income on the net investment in leases	314

Operating leases
Lease income	27

2019
£m
Amount recievable under finance leases
Within 1 year	3,388
1 to 2 years	2,229
2 to 3 years	1,733
3 to 4 years	758
4 to 5 years	682
After 5 years	1,758
Lease payments total	10,548
Unguaranteed residual values	(215)
Future drawdowns	(30)
Unearned income	(1,196)
Present value of lease payments	9,107
Impairments	(110)
Net investment in finance leases	8,997

	2018
	Finance lease contracts and hire purchase agreements
	Gross	Present value	Other	Future	Present
	amounts	adjustments	movements	Drawdowns	value
	£m	£m	£m	£m	£m
Within 1 year	3,237	(208)	(123)	(70)	2,836
1 to 5 years	4,566	(370)	(100)	—	4,096
After 5 years	1,935	(710)	(38)	—	1,187
Total	9,738	(1,288)	(261)	(70)	8,119

The total present value of finance lease contracts and hire purchase agreements excludes £62m of impairment allowance.

RBS – Annual Report on Form 20-F 2019	247

Notes on the consolidated accounts

22 Leases continued

The following tables show undiscounted lease receivables from operating leases:

2019
£m
Amounts recievable under operating leases
Within 1 year	154
1 to 2 years	123
2 to 3 years	83
3 to 4 years	48
4 to 5 years	17
After 5 years	12
Total	437

2018
£m
Within 1 year	139
1 to 5 years	325
After 5 years	49
Total	513

	2019	2018
	£m	£m
Nature of operating lease assets on the balance sheet
Transportation	334	313
Cars and light commercial vehicles	24	11
Other	295	285
	653	609

Residual value exposures

The table below gives details of the unguaranteed residual value included in the carrying value of finance lease receivables and operating lease assets.

	2018
	Year in which residual value will be recovered
		After 1 year	After 2 years		Total
	Within 1	but within	but within	After 5
	year	2 years	5 years	years
	£m	£m	£m	£m	£m
Operating leases
- transportation	25	15	94	14	148
- cars and light commercial vehicles	1	1	2	—	4
- other	26	19	37	10	92
Finance lease contracts	68	32	67	38	205
Hire purchase agreements	55	2	—	—	57
	175	69	200	62	506

RBS – Annual Report on Form 20-F 2019	248

Notes on the consolidated accounts

23 Structured entities

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

The table below analyses the asset categories for those own-asset securitisations where the transferred assets continue to be recorded on RBS Group balance sheet.

	2019				2018
		Debt securities in issue				Debt securities in issue
Asset type		Held by third	Held by			Held by third	Held by
	Assets	parties	RBS (1)	Total	Assets	parties	RBS (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages - RoI	2,221	468	1,917	2,385	2,817	778	2,239	3,017
Cash deposits	156	—	—	—	221
	2,377				3,038

Note:

(1)        Debt securities retained by RBS may be pledged with central banks.

Other credit risk transfer securitisations

RBS also transfers credit risk on originated loans and mortgages without the transfer of assets to an SE. As part of this, RBS enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2019, debt securities in issue by such SEs (and held by third parties) were £673 million (2018 - £596 million). The associated loans and mortgages at 31 December 2019 were £9,001 million (2018 - £8,402 million).

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. RBS retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by RBS and the related covered bonds included within other financial liabilities. At 31 December 2019, £9,630 million (2018 - £9,446) of loans to customers and £280 million (2018 - £478 million) of debt investments provided security for debt securities in issue and other borrowing of £7,241 million (2018 - £6,627 million).

Lending of own issued securities

RBS Group  has issued, retained, and lent debt securities under securities lending arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction.  RBS Group retains all of the risks and rewards of own issued liabilities lent under such arrangements and does not recognise them.  At 31 December 2019, £1,704 million secured and £424 million unsecured (2018 - £526 million secured, £424 million unsecured) of own issued liabilities have been retained and lent under securities lending arrangements. At 31 December 2019,£1,745 million (2018 - £551 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending arrangements.

Unconsolidated structured entities

RBS’s interests in unconsolidated structured entities are analysed below.

	2019			2018
	Asset backed	Investment		Asset backed	Investment
	securitisation	funds		securitisation	funds
	vehicles	and other	Total	vehicles	and other	Total
	£m	£m	£m	£m	£m	£m
Trading assets and derivatives
Trading assets	760	52	812	621	148	769
Derivative assets	196	24	220	200	47	247
Derivative liabilities	(154)	(4)	(158)	(156)	(49)	(205)
Total	802	72	874	665	146	811

Non trading assets
Loans to customers	1,544	636	2,180	1,972	536	2,508
Other financial assets	5,373	107	5,480	4,521	—	4,521
Total	6,917	743	7,660	6,493	536	7,029

Liquidity facilities/loan commitments	1,619	297	1,916	2,138	213	2,351
Guarantees	—	—	—	3	10	13

Maximum exposure	9,338	1,112	10,450	9,299	905	10,204

RBS – Annual Report on Form 20-F 2019	249

Notes on the consolidated accounts

24 Asset transfers

Transfers that do not qualify for derecognition

RBS enters into securities repurchase, lending and total return transactions in accordance with normal market practice which includes the provision of additional collateral if necessary. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions and transactions with the substance of securities repurchase agreements are not derecognised if RBS retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such transactions included on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

The following assets have failed derecognition (1)	2019	2018
	£m	£m
Trading assets	23,247	14,020
Other financial assets	4,269	9,890
	27,516	23,910

Note:

(1)        Associated liabilities were £27,342 million (2018 – £23,222 million).

Assets pledged as collateral

RBS Group pledges collateral with its counterparties in respect of derivative liabilities and bank and stock borrowings.

Assets pledged against liabilities	2019	2018
	£m	£m
Trading assets	27,918	35,571
Loans to banks - amortised cost	39	1,050
Loans to customers - amortised cost	17,920	25,930
Other financial assets (1)	4,688	713
	50,565	63,264

Note:

(1)        Includes assets pledged for pension derivatives and stock borrowings.

25 Capital resources

Under Capital Requirements Regulation (CRR), regulators within the European Union monitor capital on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR.

The capital resources based on the PRA transitional basis for RBSG plc are set out below.

	PRA transitional basis
	2019	2018
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	43,547	45,736
Preference shares - equity	(496)	(496)
Other equity instruments	(4,058)	(4,058)
	38,993	41,182
Regulatory adjustments and deductions
Own credit	(118)	(405)
Defined benefit pension fund adjustment	(474)	(394)
Cash flow hedging reserve	(35)	191
Deferred tax assets	(757)	(740)
Prudential valuation adjustments	(431)	(494)
Goodwill and other intangible assets	(6,622)	(6,616)
Expected losses less impairments	(167)	(654)
Foreseeable ordinary and special dividends	(968)	(1,326)
Foreseeable charges	(365)	—
Other regulatory adjustments	(2)	(105)
	(9,939)	(10,543)

CET1 capital	29,054	30,639
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	4,051	4,051
Qualifying instruments and related share premium subject to phase out	1,366	1,393
Qualifying instruments issued by subsidiaries and held by third parties subject to phase out	140	140
AT1 capital	5,557	5,584
Tier 1 capital	34,611	36,223
Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,867	6,386
Qualifying instruments issued by subsidiaries and held by third parties	1,345	1,565
Tier 2 capital	6,212	7,951
Total regulatory capital	40,823	44,174

It is RBS Group policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, RBS Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. RBS Group has complied with the PRA’s capital requirements throughout the year.

A number of subsidiaries and sub-groups within RBS Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of RBS Group to lend money to other members of RBS may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

RBS – Annual Report on Form 20-F 2019	250

Notes on the consolidated accounts

26 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2019. Although RBS Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of RBS Group’s expectation of future losses.

		More than	More than		2019	2018
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years
	£m	£m	£m	£m	£m	£m
Guarantees	1,015	427	218	1,097	2,757	3,952
Other contingent liabilities	1,134	600	161	583	2,478	3,052
Standby facilities, credit lines and other commitments	59,878	21,054	31,664	7,164	119,760	119,879
Contingent liabilities and commitments	62,027	22,081	32,043	8,844	124,995	126,883

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. RBS Group’s maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to RBS Group’s normal credit approval processes.

Guarantees – RBS Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that RBS Group will meet a customer’s specified obligations to third party if the customer fails to do so. The maximum amount that RBS Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. RBS Group expects most guarantees it provides to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Standby facilities and credit lines - under a loan commitment, RBS Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by RBS Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2019	2018
	£m	£m
Capital expenditure on property, plant and equipment	20	17
Contracts to purchase goods or services (1)	614	541
	634	558

Note:

(1)        Of which due within 1 year: £285 million (2018 – £253 million).

RBS – Annual Report on Form 20-F 2019	251

Notes on the consolidated accounts

26 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, RBS Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in RBS Group’s financial statements. RBS Group earned fee income of £250 million (2018 - £257 million; 2017- £244 million) from these activities.

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

The FSCS had borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The industry has now repaid all outstanding loans with the final £4.7 billion being repaid in June 2018. The loan was interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT.

RBS Group has accrued £1.8 million for its share of estimated FSCS levies.

Litigation, investigations and reviews

RBSG plc and certain members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where RBS Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. RBS Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with RBS Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 297.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

RBS Group companies continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against RBS Group companies consist of cases filed by the Federal Home Loan Bank of Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1billion of RMBS issued primarily from 2005 to 2007. A case filed by the Federal Home Loan Bank of Boston was settled during 2019. In addition, NatWest Markets Securities Inc. (‘NWMSI’) previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted on 11 March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of RBS Group, including RBSG plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of RBS Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over NWM Plc with respect to certain claims. As a result of that decision, all RBS Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against RBS Group defendants. The dismissal of RBS Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit. In September 2019, RBS Group companies reached a settlement in principle to resolve the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The settlement is subject to documentation and court approval. The amount of the settlement is covered by an existing provision.

RBS – Annual Report on Form 20-F 2019	252

Notes on the consolidated accounts

26 Memorandum items continued

Litigation, investigations and reviews

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against RBS Group companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law, as well as asserting common law claims of fraud under US law.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation. The Commodity Exchange Act claims are now the subject of a further motion to dismiss on the ground that they are impermissibly extraterritorial. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case in March 2017 on the ground that the plaintiffs lack standing. The plaintiffs have commenced an appeal of that decision.

In addition to the above, five other class action complaints were filed against RBS Group companies in the SDNY, each relating to a different reference rate. The SDNY dismissed all claims against NWM Plc in the case relating to Euribor for lack of personal jurisdiction in February 2017. The SDNY dismissed, for various reasons, the case relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate on 26 July 2019, the case relating to Pound Sterling LIBOR on 16 August 2019, and the case relating to Swiss Franc LIBOR on 16 September 2019. Plaintiffs are appealing each of these four dismissals to the United States Court of Appeals for the Second Circuit. In the fifth class action, which relates to the Australian Bank Bill Swap Reference Rate, the SDNY dismissed all claims against RBS Group companies for lack of personal jurisdiction on 26 November 2018, but plaintiffs have filed an amended complaint, which is the subject of a further motion to dismiss.

NWM Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc has filed a motion for cancellation of service. If the motion is successful then the current action will be brought to an end, although the claimants may seek to re-raise the claim in the future. If the motion is unsuccessful, or the claimants seek to re-raise the claims at a later date, NWM Plc may seek to file other potentially dispositive motions.

NWM Plc was defending a claim for £446.7 million in the High Court of Justice of England and Wales brought by London Bridge Holdings Ltd and others, which was settled on confidential terms in November 2019 without admission of liability.

Details of UK litigation claims in relation to the alleged mis-sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under ‘Interest rate hedging products and similar litigation’ on page 254.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The RBS Group defendants are RBSG plc, NWM Plc, NWMSI, and NWB Plc. A motion to dismiss was filed by the defendants in August 2019, and remains pending before the court.

FX antitrust litigation

NWM Plc, NWMSI and / or RBSG plc, are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY.

In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On 7 November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. On 31 December 2018, some of the same claimants, as well as others, filed proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was served on 25 April 2019.

Two other FX-related class actions remain pending in the SDNY. First, there is a class action on behalf of ‘consumers and end-user businesses,’ which is proceeding against NWM Plc in the discovery phase following the SDNY’s denial of the defendants’ motions to dismiss in March 2018. Second, there is a class action on behalf of ‘indirect purchasers’ of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). In January 2020, the parties in this case reached a settlement subject to agreement on non-monetary terms, documentation, and court approval. A provision has been established to cover the amount that NWM Plc would pay pursuant to the settlement.

On 27 May 2019, a class action was filed in the Federal Court of Australia against NWM Plc and other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUS $0.5 million. RBSG plc has been named in the action as a ‘cartel party’, but is not a defendant. The claim was served on 28 June 2019.

On 29 July and 11 December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (‘the CAT’) against RBSG plc, NWM Plc and other banks. Both applications have been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. It is anticipated that the CAT will determine which of the two opt-out applications should be permitted to represent the class.

Two motions to certify FX-related class actions have been filed in the Tel Aviv District Court in Israel. RBSG plc and NWMSI have been named as defendants in the first motion. RBS plc has been named in the second. These motions have been consolidated but not yet served on the named RBS Group companies.

Certain other foreign exchange transaction related claims have been or may be threatened. RBS Group cannot predict whether any of these claims will be pursued, but expects that some may.

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaints allege a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which

RBS – Annual Report on Form 20-F 2019	253

Notes on the consolidated accounts

26 Memorandum items continued

Litigation, investigations and reviews

customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. The defendants have filed a motion to dismiss this matter, which remains pending.

Swaps antitrust litigation

NWM Plc and other members of RBS Group, including RBSG plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Fact discovery in these cases is complete, and the class plaintiffs have filed a motion for class certification, which as of January 2020 is fully briefed.

In addition, in June 2017, TeraExchange filed a complaint against RBS Group companies, including RBSG plc, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On 1 October 2018, the court dismissed all claims against RBS Group companies.

Madoff

NWM N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee is asking the bankruptcy court for leave to file an amended complaint, seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. NWM N.V. is opposing the motion for leave to file an amended complaint and otherwise will seek dismissal of the claims. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed this case on international comity grounds, and that decision was appealed. On 25 February 2019, the United States Court of Appeals for the Second Circuit reversed the bankruptcy court’s decision. If the U.S. Supreme Court declines to review the matter, the case will return to the bankruptcy court for further proceedings.

Interest rate hedging products and similar litigation

RBS Group is dealing with a number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general, claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants in March 2015. RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Separately, NWM Plc is defending claims filed in France by three French local authorities relating to structured interest rate swaps. NWM N.V. was named as a co-defendant in two of the three claims. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. One of the three claims is being appealed to the Supreme Court, one is being remitted from the Supreme Court to the Court of Appeal for reconsideration of one aspect, and one remains to be heard before the lower court.

Tax dispute

HMRC issued a tax assessment in 2012 against RBSG plc for approximately £86 million regarding a value-added-tax (‘VAT’) matter in relation to the trading of European Union Allowances (‘EUAs’) by a joint venture subsidiary in 2009. RBSG plc has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NWM Plc is a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claim approximately £71.4 million plus interest and costs and allege that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded on 20 July 2018 and judgment is awaited.

US Anti-Terrorism Act litigation

NWB Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NWB Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NWB Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NWB Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NWB Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NWB Plc. The plaintiffs have commenced an appeal of the judgment to the United States Court of Appeals for the Second Circuit.

NWM N.V. and certain other financial institutions, are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. On 16 September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient

RBS – Annual Report on Form 20-F 2019	254

Notes on the consolidated accounts

26 Memorandum items continued

Litigation, investigations and reviews

allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the United States Court of Appeals for the Second Circuit. Another action, filed in the SDNY in 2017, was dismissed on 28 March 2019 on similar grounds. The dismissal is subject to re-pleading by the plaintiffs or appeal. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation

NWMSI is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews

RBS Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition / anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure, restriction of RBS Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS Group is co-operating fully with the investigations and reviews described below.

US investigations relating to fixed-income securities

In the US, RBS Group companies have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and RBS Group is aware that at least one such investigation is ongoing.

In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA’s reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

The RBS Group’s NatWest Markets business is currently responding to a separate criminal investigation by the USAO concerning unrelated securities trading in 2018 by certain former traders of NWM Plc, involving alleged spoofing, which was reported in connection with the NPA. In January 2020, the NPA was extended for a fourth time (for three additional months) to accommodate advanced discussions with the USAO and the DoJ concerning potential resolution of the criminal investigation into alleged spoofing as well as the impact of that conduct and any such resolution on the status of the NPA and the potential consequences thereof. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions may occur depending on the outcome of the investigation, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 297.

Foreign exchange related investigations

In May and June 2019, RBSG plc and NWM Plc reached settlements totalling approximately EUR 275 million in connection with the EC and certain other related competition law investigations into FX trading. The aggregate amount was fully covered by existing provisions in NWM Plc. NWM Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). As part of its plea agreement with the DoJ, NWM Plc pled guilty to a one-count information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. NWM Plc admitted that it knowingly, through one of its Euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the Euro/US dollar currency pair exchanged in the FX spot market. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on NWM Plc consisting of a US$395 million fine and a three-year probation, which ended in January 2020.

As part of the settlement with the Federal Reserve, NWM Plc and NWMSI entered into a cease and desist order (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NWM Plc and NWMSI agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance programme, an improved compliance risk management programme, and an enhanced internal audit programme. NWM Plc and NWMSI are obligated to implement and comply with these programmes as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

FCA review of RBS Group’s treatment of SMEs

In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review RBS Group’s treatment of SME customers whose relationship was managed by RBS Group’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013.

The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by

RBS – Annual Report on Form 20-F 2019	255

Notes on the consolidated accounts

26 Memorandum items continued

Litigation, investigations and reviews

an independent third party. The complaints process has since closed to new complaints.

RBS Group’s remaining provisions in relation to these matters at 31 December 2019 were £106 million.

In July 2018, the FCA confirmed that it had concluded its investigation and that it did not intend to take disciplinary or prohibitory action against any person in relation to these matters. On 13 June 2019, the FCA published a full report explaining how it had reached that conclusion.

Investment advice review

As a result of an FSA review in 2013, the FCA required RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March 2012 to December 2012. The review was conducted under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

RBS Group later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is now complete. Phase 2 (covering sales in 2010) started in April 2018 and, with the exception of a small cohort of former customers for whom there is an extended completion date, was materially completed by the end of 2019, with full completion and formal closure expected by the end of June 2020.

In addition, RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product. This remediation activity was completed in December 2019.

RBS Group’s remaining provisions in relation to these matters at 31 December 2019 were less than £10 million. During October 2019, the FCA notified RBS Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether RBS Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. RBS Group is co-operating with the Skilled Person’s review, which is expected to conclude during Q1 2020.

Packaged accounts

RBS Group has had dedicated resources in place since 2013 to investigate and resolve packaged account complaints on an individual basis The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS Group made amendments to its sales process and complaints procedures to address the findings from that review.

RBS Group’s remaining provisions in relation to these matters at 31 December 2019 were £23 million.

FCA investigation into RBS’s compliance with the Money Laundering Regulations 2007

In July 2017, the FCA notified RBS Group that it was undertaking an investigation into RBS Group’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. There are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS Group is cooperating with the investigations, including responding to information requests from the FCA.

Systematic Anti-Money Laundering Programme assessment

In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS Group. The FCA provided its written findings to RBS Group on 28 June 2019, and RBS Group responded on 8 August 2019. On 28 August 2019, the FCA instructed RBS Group to appoint a Skilled Person to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. RBS Group is cooperating with the Skilled Person’s review, which is expected to conclude during Q1 2020. It is not yet possible to assess the likely impact of these matters.

Payment Protection Insurance (PPI)

Since 2011, RBS Group has been implementing the FCA’s policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12). In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new, so-called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline for making new PPI complaints, which expired on 29 August 2019.

RBS Group has made provisions totalling £6.2 billion to date for PPI claims, including an additional provision of £900 million taken at 30 September 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline. £5.0 billion of these provisions had been utilised by 31 December 2019.

FCA mortgages market study

In December 2016, the FCA launched a market study into the provision of mortgages. On 26 March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation is underway and the FCA has indicated that it intends to provide updates on the remedies in due course.

US/Swiss tax programme

In December 2015, Coutts & Co Ltd, a member of RBS Group, incorporated in Switzerland, entered into a four-year non-prosecution agreement (the NPA) with the DoJ that required it to pay a penalty of US$78.5 million. This was entered into as part of the DoJ’s programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). On 20 December 2019, Coutts & Co Ltd agreed to pay an additional $US27.9 million penalty relating to additional US related accounts that is had not identified and disclosed to DOJ at the time the NPA was executed in 2015. The additional penalty amount has been paid. The four-year term of the NPA has now expired, though certain document preservation and cooperation obligations continue.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd

In February 2017, the Swiss Financial Market Supervisory Authority (FINMA) took enforcement action against Coutts & Co Ltd with regard to failures of money laundering checks and controls on certain client accounts that were connected with the Malaysian sovereign wealth fund, 1MDB, and were held with Coutts & Co Ltd. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. With the exception of one administrative criminal proceeding against a former employee of Coutts & Co Ltd, there are no administrative or regulatory proceedings pending against current or former employees. In addition, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

RBS – Annual Report on Form 20-F 2019	256

Notes on the consolidated accounts

26 Memorandum items continued

Litigation, investigations and reviews

Response to reports concerning certain historic Russian and Lithuanian transactions

Media coverage in March 2019 highlighted an alleged money laundering scheme involving Russian and Lithuanian entities between 2006 and 2013. The media reports alleged that certain European banks, including ABN AMRO and at least one US bank, were involved in processing certain transactions associated with this scheme. RBS Group has responded to regulatory requests for information.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who had been sold mortgages with a tracker interest rate, or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI required Ulster Bank Ireland DAC (UBI DAC), a member of RBS Group incorporated in the Republic of Ireland, to participate in this review. UBI DAC submitted its phase 2 report to the CBI in March 2017, identifying impacted customers. The redress and compensation phase (phase 3) has now concluded although an appeals process is currently anticipated to run until at least the end of 2020.

RBS Group has made provisions totalling €312 million (£266 million) to date for this matter, of which €269 million (£229 million) had been utilised by 31 December 2019.

Separately, in April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages. This investigation remains ongoing and UBI DAC continues to co-operate with the CBI.

As part of an internal review of the wider retail and commercial loan portfolios extending from the tracker mortgage examination programme, UBI DAC identified further legacy business issues. A programme remains ongoing to identify and remediate impacted customers. RBS Group has made provisions totalling €167 million (£142 million), of which €111 million (£94 million) had been utilised by 31 December 2019.

27 Analysis of the net investment in business interests and intangible assets

	2019	2018	2017
Acquisitions and disposals	£m	£m	£m
Fair value given for businesses acquired (1)	(55)	(113)	(131)
Additional investment in associates		(9)	—
Net outflow of cash in respect of acquisitions	(55)	(122)	(131)

Net assets/(liabilities) sold	351	—	177
Non-cash consideration	—	—	(15)
Profit on disposal	—	—	155
Net cash and cash equivalents disposed	—	—	—
Net inflow/(outflow) of cash in respect of disposals	351	—	317

Dividends received from associates	—	5	(1)
Cash expenditure on intangible assets	(380)	(372)	(384)
Net (outflow)/inflow	(84)	(489)	(199)

Note:

(1)       2019 includes the purchase of Free agent.

28 Analysis of changes in financing during the year

	Share capital, share premium,
	paid-in equity and merger reserve			Subordinated liabilities			MRELs
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	28,015	27,791	52,979	10,535	12,722	19,419	16,821	9,202	6,832

Issue of ordinary shares	17	144	306
Redemption of paid-in equity	—	—	(720)
Issue of subordinated liabilities				577	—	—
Redemption of subordinated liabilities				(1,108)	(2,258)	(5,747)
Interest on subordinated liabilities				(510)	(566)	(717)
Issue of MRELs							3,640	6,996	3,612
Maturity/redemption of MRELs							(1,285)	—	(774)
Interest on MRELs							(428)	(237)	(139)
Net cash (outflow)/inflow from financing	17	144	(414)	(1,041)	(2,824)	(6,464)	1,927	6,759	2,699

Transfer to retained earnings	—	—	(25,789)	—			—
Ordinary shares issued in respect of employee share schemes	95	80	71	—			—
Redemption of debt preference shares	—	—	748	—			—
Other adjustments including foreign exchange	—	—	196	485	637	(233)	501	860	(329)
At 31 December	28,127	28,015	27,791	9,979	10,535	12,722	19,249	16,821	9,202

RBS – Annual Report on Form 20-F 2019	257

Notes on the consolidated accounts

29 Analysis of cash and cash equivalents

	2019	2018	2017
	£m	£m	£m
At 1 January
- cash	88,897	98,337	88,414
- cash equivalents	20,039	24,268	10,156
	108,936	122,605	98,570
Net cash outflow	(8,348)	(13,669)	24,035
At 31 December	100,588	108,936	122,605

Comprising:
Cash and balances at central banks	77,858	88,897	98,337
Treasury bills and debt securities	1,064	83	427
Net loans to banks	21,666	19,956	23,841
Cash and cash equivalents	100,588	108,936	122,605

Note:

(1)       Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £7,570 million (2018 - £7,302 million; 2017 - £6,683 million).

Certain members of RBS Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. These balances are set out below.

	2019	2018	2017
Bank of England	£1.0bn	£0.9bn	£0.6bn
De Nederlandsche Bank	€0.1bn	€0.1bn	€0.1bn

30 Directors’ and key management remuneration

	2019	2018
Directors’ remuneration	£000	£000
Non Executive Directors	1,881	2,001
Chairman and executive directors
- emoluments	4,783	4,657
	6,664	6,658
Amounts receivable under long-term incentive plans and share option plans	741	—
Total	7,405	6,658

No directors accrued benefits under defined benefit schemes or money purchase schemes during 2019 and 2018.

The executive directors may participate in the company’s long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company’s shares arising from their participation are given in the Directors’ remuneration report. Details of the remuneration received by each director are also given in the Directors’ remuneration report.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2019	2018
	£000	£000
Short-term benefits	22,067	20,316
Post-employment benefits	401	82
Share-based payments	2,435	—
	24,903	20,398

A new board and committee operating model was introduced in 2018 in order to align with UK ring-fencing requirements. The definition of key management has been revised and now comprises members of the RBSG plc and NWH Ltd Boards, members of the RBSG plc and NWH Ltd Executive Committees, and the Chief Executives of NatWest Markets Plc and RBS International (Holdings) Limited. This is on the basis that these individuals have been identified as Persons Discharging Managerial Responsibilities of RBSG plc under the new governance structure.

31 Transactions with directors and key management

At 31 December 2019, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in RBS Group, as defined in UK legislation, were £741,550 in respect of loans to seven persons who were directors of the company at any time during the financial period.

For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of RBSG plc under the new governance structure. The captions in the RBS Group’s primary financial statements include the following amounts attributable, in aggregate, to key management:

	2019	2018
	£000	£000
Loans to customers	1,662	1,544
Customer deposits	37,727	31,361

Key management have banking relationships with RBS Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

RBS – Annual Report on Form 20-F 2019	258

Notes on the consolidated accounts

32 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government’s shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of RBS Group.

In 2015, HM Treasury sold 630 million of RBSG plc’s ordinary shares and a further 925 million in June 2018. At 31 December 2019, HM Treasury’s holding in the company’s ordinary shares was 62.1%.

RBS Group enters into transactions with many of these bodies on an arm’s length basis. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (Note 3) and FSCS levies (Note 26) together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

RBS Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of RBS Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.324% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

RBS Group provides guarantees for certain subsidiary liabilities to the Bank of England.

Other related parties

(a)        In their roles as providers of finance, RBS companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)        RBS recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to RBS Group.

(c)        In accordance with IAS 24, transactions or balances between RBS entities that have been eliminated on consolidation are not reported.

(d)       The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

33 Post balance sheet events

RBS Group intends to refocus the NatWest Markets business and estimates it will incur exit, restructuring and disposal costs of around £0.6 billion in 2020. This estimate may be revised as plans to refocus the business are finalised.

RBS – Annual Report on Form 20-F 2019	259

Notes on the consolidated accounts

34 Consolidating financial information

NatWest Markets Plc (‘NWM Plc’) is a wholly owned subsidiary of The Royal Bank of Scotland Group plc (‘RBSG plc’) and was able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc.

NWM Plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•                  RBSG plc on a stand-alone basis as guarantor;

•                  NWM Plc on a stand-alone basis as issuer;

•                  Non-guarantor Subsidiaries of RBSG plc and NWM Plc on a combined basis (‘Subsidiaries’);

•                 Consolidation adjustments; and

•                  RBSG plc consolidated amounts (‘RBS Group’).

Under IAS 27, RBSG plc and NWM Plc account for investments in their subsidiary undertakings at cost less impairment. Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase the results for the period of RBSG plc and increase NWM Plc in the information below by £811 million and £149 million respectively for the year ended 31 December 2019 (decrease £332 million and increase £1,546 million, respectively, for the year ended 31 December 2018).

The net assets of RBSG plc would be decreased and NWM Plc increased in the information below by £10,240 million and  £276 million respectively at 31 December 2019 (decreased by £8,651 million and increased by £165 million respectively at 31 December 2018).

NWM Plc Disposal groups and discontinued operations NatWest Holdings Limited

In preparation for ring-fencing, the transfer of the NWM Plc Personal Banking (PB), Commercial & Private Banking (CPB) and certain parts of Central items and NatWest Markets to subsidiaries of NatWest Holdings Limited was completed on 30 April 2018. Accordingly, all of the NWM Plc activities to be undertaken by NatWest Holdings Limited and its subsidiaries are classified as disposal groups in the NWM Plc accounts at 30 June 2018 and presented as discontinued operations. On 29 June 2018, the distribution of NatWest Holdings Limited by NWM Plc to RBSG Plc was approved and accounted for as income by RBSG plc.

RBS – Annual Report and Accounts 2019	260

Notes on the consolidated accounts

34 Consolidating financial information continued

Income statement

				Consolidation
	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
For the year ended 31 December 2019	£m	£m	£m	£m	£m
Net interest income	(628)	(127)	8,368	434	8,047
Non-interest income	3,467	815	3,186	(1,262)	6,206
Total income	2,839	688	11,554	(828)	14,253
Operating expenses	(42)	(1,101)	(8,049)	(133)	(9,325)
Impairment releases/(losses)	2	50	(785)	37	(696)
Operating profit/(loss) before tax	2,799	(363)	2,720	(924)	4,232
Tax	(71)	94	(863)	408	(432)
Profit/(loss) from continuing operations	2,728	(269)	1,857	(516)	3,800
Profit/(loss) from discontinued operations, net of tax	—	—	—	—	—
Profit/(loss) for the year	2,728	(269)	1,857	(516)	3,800
Attributable to:
Ordinary shareholders	2,322	(329)	1,539	(399)	3,133
Preference shareholders	39	—	—	—	39
Paid-in equity holders	367	60	315	(375)	367
Non-controlling interests	—	—	3	258	261
	2,728	(269)	1,857	(516)	3,800

Statement of comprehensive income

				Consolidation
For the year ended 31 December 2019	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Profit/(loss) for the year	2,728	(269)	1,857	(516)	3,800
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- other movements	—	(49)	(93)	—	(142)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	—	(71)	(118)	—	(189)
Fair value through other comprehensive income (FVOCI)
financial assets	—	(164)	93	—	(71)
Tax	—	32	(4)	—	28
	—	(252)	(122)	—	(374)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI)
financial assets	—	20	(25)	(9)	(14)
Cash flow hedges	(21)	28	317	(30)	294
Currency translation	—	(32)	742	(2,546)	(1,836)
Tax	5	(4)	(79)	(92)	(170)
	(16)	12	955	(2,677)	(1,726)
Other comprehensive (loss)/income after tax	(16)	(240)	833	(2,677)	(2,100)
Total comprehensive income/(loss) for the year	2,712	(509)	2,690	(3,193)	1,700
Total comprehensive income/(loss) is attributable to:
Ordinary shareholders	2,306	(569)	2,372	(3,065)	1,044
Preference shareholders	39	—	—	—	39
Paid-in equity holders	367	60	315	(375)	367
Non - controlling interests	—	—	(3)	247	250
	2,712	(509)	2,690	(3,193)	1,700

RBS – Annual Report and Accounts 2019	261

Notes on the consolidated accounts

34 Consolidating financial information continued

Income statement

				Consolidation
	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
For the year ended 31 December 2018*	£m	£m	£m	£m	£m
Net interest income	(368)	(239)	8,028	1,235	8,656
Non-interest income	2,794	1,002	3,740	(2,790)	4,746
Total income	2,426	763	11,768	(1,555)	13,402
Operating expenses	(85)	(1,262)	(6,855)	(1,443)	(9,645)
Impairment releases/(losses)	1	89	(429)	(59)	(398)
Operating profit/(loss) before tax	2,342	(410)	4,484	(3,057)	3,359
Tax	149	51	(1,276)	(132)	(1,208)
Profit/(loss) from continuing operations	2,491	(359)	3,208	(3,189)	2,151
Profit/(loss) from discontinued operations, net of tax	—	54	—	(54)	—
Profit/(loss) for the year	2,491	(305)	3,208	(3,243)	2,151
Attributable to:
Ordinary shareholders	1,954	(305)	3,246	(3,273)	1,622
Preference shareholders	182	—	—	—	182
Paid-in equity holders	355	—	—	—	355
Non-controlling interests	—	—	(38)	30	(8)
	2,491	(305)	3,208	(3,243)	2,151

Statement of comprehensive income

				Consolidation
For the year ended 31 December 2018*	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Profit/(loss) for the year	2,491	(305)	3,208	(3,243)	2,151
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	—	(53)	(2,000)	—	(2,053)
- other movements	—	(9)	95	—	86
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	—	121	79	—	200
Fair value through other comprehensive income (FVOCI)
financial assets	—	22	28	(2)	48
Tax	—	(24)	526	—	502
	—	57	(1,272)	(2)	(1,217)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI)
financial assets	—	(339)	808	(462)	7
Cash flow hedges	78	223	(550)	(332)	(581)
Currency translation	—	168	(2,488)	2,630	310
Tax	(15)	36	40	128	189
	63	88	(2,190)	1,964	(75)
Other comprehensive income/(loss) after tax	63	145	(3,462)	1,962	(1,292)
Total comprehensive income/(loss) for the year	2,554	(160)	(254)	(1,281)	859
Total comprehensive income/(loss) is attributable to:
Ordinary shareholders	2,017	(160)	(151)	(1,401)	305
Preference shareholders	182	—	—	—	182
Paid-in equity holders	355	—	—	—	355
Non-controlling interests	—	—	(103)	120	17
	2,554	(160)	(254)	(1,281)	859

*Restated for IAS12 ‘income taxes’ refer to accounting policy 1, Other amendments to IFRS, for further details.

RBS – Annual Report and Accounts 2019	262

Notes on the consolidated accounts

34 Consolidating financial information continued

Income statement

				Consolidation
	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
For the year ended 31 December 2017*	£m	£m	£m	£m	£m
Net interest income	203	(26)	6,157	2,653	8,987
Non-interest income	1,390	909	(674)	2,521	4,146
Total income	1,593	883	5,483	5,174	13,133
Operating expenses	(122)	(1,601)	(3,946)	(4,732)	(10,401)
Impairment releases/(losses)	—	77	(370)	(200)	(493)
Operating profit/(loss) before tax	1,471	(641)	1,167	242	2,239
Tax	(94)	168	(853)	48	(731)
Profit/(loss) from continuing operations	1,377	(473)	314	290	1,508
(Loss)/profit from discontinued operations, net of tax	—	(510)	—	510	—
Profit/(loss) for the year	1,377	(983)	314	800	1,508
Attributable to:
Ordinary shareholders	660	(983)	309	766	752
Preference shareholders	234	—	—	—	234
Paid-in equity holders	483	—	—	4	487
Non-controlling interests	—	—	5	30	35
	1,377	(983)	314	800	1,508

Statement of comprehensive income

				Consolidation
For the year ended 31 December 2017*	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Profit/(loss)for the year	1,377	(983)	314	800	1,508
Items that do not qualify for reclassification
Profit on remeasurement of retirement benefit schemes	—	4	86	—	90
Loss on fair value of credit in financial liabilities designated at
fair value through profit or loss due to own credit risk	—	(68)	(58)	—	(126)
Tax	—	(18)	8	—	(10)
	—	(82)	36	—	(46)
Items that do qualify for reclassification
Available-for-sale financial assets	—	52	(341)	315	26
Cash flow hedges	(204)	(424)	(24)	(417)	(1,069)
Currency translation	—	(22)	495	(373)	100
Tax	38	93	20	105	256
	(166)	(301)	150	(370)	(687)
Other comprehensive (loss)/income after tax	(166)	(383)	186	(370)	(733)
Total comprehensive income/(loss) for the year	1,211	(1,366)	500	430	775
Total comprehensive income/(loss) is attributable to:
Ordinary shareholders	494	(1,366)	500	374	2
Preference shareholders	234	—	—	—	234
Paid-in equity holders	483	—	—	4	487
Non-controlling interests	—	—	—	52	52
	1,211	(1,366)	500	430	775

*Restated for IAS12 ‘income taxes’ refer to accounting policy 1, Other amendments to IFRS, for further details.

RBS – Annual Report and Accounts 2019	263

Notes on the consolidated accounts

34 Consolidating financial information continued

Balance sheet

				Consolidation
	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
At 31 December 2019	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	9,953	67,905	—	77,858
Trading assets	—	57,768	18,980	(3)	76,745
Derivatives	979	147,458	6,507	(4,915)	150,029
Settlement balances	—	3,353	1,034	—	4,387
Loans to banks - amortised cost	—	238	10,437	14	10,689
Loans to customers - amortised cost	—	6,910	320,050	(13)	326,947
Amount due from holding company and fellow subsidiaries	25,018	7,145	10,157	(42,320)	—
Other financial assets	277	11,636	49,816	(277)	61,452
Intangible assets	—	—	6,320	302	6,622
Other assets	55,809	3,592	9,583	(60,674)	8,310
Total assets	82,083	248,053	500,789	(107,886)	723,039
Liabilities
Bank deposits	—	2,038	18,456	(1)	20,493
Customer deposits	—	2,247	366,998	2	369,247
Amount due to holding company and fellow subsidiaries	439	16,858	25,023	(42,320)	—
Settlement balances	—	2,648	1,421	—	4,069
Trading liabilities	—	53,576	20,376	(3)	73,949
Derivatives	711	142,390	8,695	(4,917)	146,879
Other financial liabilities	19,331	16,880	9,091	(82)	45,220
Subordinated liabilities	7,647	590	1,885	(143)	9,979
Other liabilities	168	1,195	8,454	(170)	9,647
Total liabilities	28,296	238,422	460,399	(47,634)	679,483
Owners’ equity	53,787	9,631	40,381	(60,252)	43,547
Non-controlling interests	—	—	9	—	9
Total equity	53,787	9,631	40,390	(60,252)	43,556
Total liabilities and equity	82,083	248,053	500,789	(107,886)	723,039

RBS – Annual Report and Accounts 2019	264

Notes on the consolidated accounts

34 Consolidating financial information continued

Balance sheet

				Consolidation
	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
At 31 December 2018	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	11,095	77,802	—	88,897
Trading assets	—	61,990	13,228	(99)	75,119
Derivatives	543	134,291	1,232	(2,717)	133,349
Settlement balances	—	1,421	1,507	—	2,928
Loans to banks - amortised cost	—	454	12,527	(34)	12,947
Loans to customers - amortised cost	—	7,908	297,200	(19)	305,089
Amount due from holding company and fellow subsidiaries	22,791	11,800	16,877	(51,468)	—
Other financial assets	241	10,995	48,481	(232)	59,485
Intangible assets	—	—	6,314	302	6,616
Other assets	56,773	2,087	10,968	(60,023)	9,805
Total assets	80,348	242,041	486,136	(114,290)	694,235
Liabilities
Bank deposits	—	2,777	20,596	(76)	23,297
Customer deposits	—	2,390	358,531	(7)	360,914
Amount due to holding company and fellow subsidiaries	635	23,505	27,328	(51,468)	—
Settlement balances	—	1,977	1,089	—	3,066
Trading liabilities	—	54,540	17,909	(99)	72,350
Derivatives	445	129,974	1,195	(2,717)	128,897
Other financial liabilities	16,821	15,621	7,283	7	39,732
Subordinated liabilities	7,941	658	2,059	(123)	10,535
Other liabilities	119	1,677	7,719	(561)	8,954
Total liabilities	25,961	233,119	443,709	(55,044)	647,745
Owners’ equity	54,387	8,922	42,416	(59,989)	45,736
Non-controlling interests	—	—	11	743	754
Total equity	54,387	8,922	42,427	(59,246)	46,490
Total liabilities and equity	80,348	242,041	486,136	(114,290)	694,235

RBS – Annual Report and Accounts 2019	265

Notes on the consolidated accounts

34 Consolidating financial information continued

Cash flow statement

				Consolidation
For the year ended 31 December 2019	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
	£m	£m	£m	£m	£m
Net cash flows from operating activities	4,376	(1,068)	(8,955)	2,545	(3,102)
Net cash flows from investing activities	21	892	117	(1,746)	(716)
Net cash flows from financing activities	(4,164)	(606)	(1,156)	3,379	(2,547)
Effects of exchange rate changes on cash and cash equivalents	(1)	(835)	(1,207)	60	(1,983)
Net increase/(decrease) in cash and cash equivalents	232	(1,617)	(11,201)	4,238	(8,348)
Cash and cash equivalents at 1 January 2019	307	24,575	91,337	(7,283)	108,936
Cash and cash equivalents at 31 December 2019	539	22,958	80,136	(3,045)	100,588

				Consolidation
	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
For the year ended 31 December 2018	£m	£m	£m	£m	£m
Net cash flows from operating activities	16,620	(6,480)	(82,094)	65,131	(6,823)
Net cash flows from investing activities	(9,481)	18,335	(32,532)	15,684	(7,994)
Net cash flows from financing activities (1)	(7,078)	(670)	9,184	(964)	472
Effects of exchange rate changes on cash and cash equivalents	1	332	565	(222)	676
Net (decrease)/increase in cash and cash equivalents	62	11,517	(104,877)	79,629	(13,669)
Cash and cash equivalents at 1 January 2018	245	13,058	196,214	(86,912)	122,605
Cash and cash equivalents at 31 December 2018	307	24,575	91,337	(7,283)	108,936

				Consolidation
	RBSG plc	NWM Plc	Subsidiaries	adjustments	RBS Group
For the year ended 31 December 2017	£m	£m	£m	£m	£m
Net cash flows from operating activities	2,030	(74,357)	105,315	2,724	35,712
Net cash flows from investing activities	(2,078)	(2,077)	2,241	(4,238)	(6,152)
Net cash flows from financing activities (1)	(888)	(9,668)	329	4,718	(5,509)
Effects of exchange rate changes on cash and cash equivalents	(14)	87	(1,102)	1,013	(16)
Net (decrease)/increase in cash and cash equivalents	(950)	(86,015)	106,783	4,217	24,035
Cash and cash equivalents at 1 January 2017	1,195	99,073	89,431	(91,129)	98,570
Cash and cash equivalents at 31 December 2017	245	13,058	196,214	(86,912)	122,605

Note:

(1)          2018 and 2017 have been re-presented to align the balance sheet classification. MREL was previously presented in Operating activities and is now presented in Financing activities.

Trust preferred securities

RBS Group has issued trust preferred securities through trusts 100% owned by RBS Group (through partnership interests) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, RBS Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of, the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by RBS Group. For those securities that were classified as subordinated liabilities, RBS Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

RBS – Annual Report and Accounts 2019	266

Non-IFRS financial measures

As described in the Accounting policies, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Measure	Basis of preparation	Additional analysis or reconciliation
RBS return on tangible equity	Profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners’ equity.	Table I
RBS return on tangible equity excluding FX recycling gains

Profit for the period attributable to ordinary shareholders, adjusted for FX recycling gains, for the period divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners’ equity.

Table I
Segmental return on equity

Segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).

Table I
Operating expenses analysis – management view

The management analysis of strategic disposals in other income and operating expenses shows strategic costs and litigation and conduct costs in separate lines. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Table II
Cost:income ratio	Total operating expenses less operating lease depreciation, divided by total income less operating lease depreciation.	Table III
Commentary – adjusted periodically for specific items

RBS and segmental business performance commentary have been adjusted for the impact of specific items such as the Alawwal bank merger, FX recycling gains, push payments fraud costs, strategic, litigation and conduct costs (detailed on pages 55 to 56).

Notable items within income – page 55, Notable items within expenses – page 56
Bank net interest margin (NIM)	Net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element.	Table IV

Performance metrics not defined under IFRS(1)

Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table V
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 57
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Pages 58 to 62
Funded assets	Total assets less derivatives.	Pages 59 and 63
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Page 56

Note:

(1)        Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

In Q1 2019, RBS introduced a new adjusted performance metric, Bank NIM, which is calculated as RBS net interest income and interest-earning assets less NWM net interest income and interest-earning assets. Bank NIM is believed by management to more accurately reflect the performance of the business as net interest income is not considered a main income stream for the NWM segment.

RBS – Annual Report on Form 20-F 2019	267

Non-IFRS financial measures

I. Return on tangible equity

	Year ended or as at
	31 December	31 December
RBS return on tangible equity	2019	2018
Profit attributable to ordinary shareholders (£m)	3,133	1,622
Adjustment for FX recycling gain (£m)	(1,572)
Adjusted profit attributable to ordinary shareholders (£m)	1,561	1,622

Average total equity (£m)	45,160	48,483
Adjustment for other owners equity and intangibles (£m)	(11,960)	(14,997)
Adjusted total tangible equity (£m)	33,200	33,486

Return on tangible equity (%)	9.4%	4.8%
Return on tangible equity adjusting for impact of:
- Adjustment for FX recycling gain (%)	4.7%	—

	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest
Year ended 31 December 2019	Banking	RoI	Banking	Banking	International	Markets
Operating profit (£m)	855	49	1,327	297	344	(25)
Adjustment for tax (£m)	(236)	—	(372)	(83)	(48)	7
Preference share cost allocation (£m)	(74)	—	(163)	(18)	(11)	(64)
Adjustment for Alawwal bank merger gain (£m)	—	—	—	—	—	(150)
Adjusted attributable profit (£m)	545	49	792	196	285	(232)
Average RWAe (£bn)	37.7	14.0	78.2	9.8	6.9	48.0
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.7	2.1	9.4	1.3	1.1	7.2
Return on equity adjusted for Alawwal bank merger gain	—	—	—	—	—	(3.2%)
Return on equity	9.6%	2.3%	8.4%	15.4%	25.7%	(1.1%)

Year ended 31 December 2018*
Operating profit (£m)	1,848	12	1,968	303	336	(70)
Adjustment for tax (£m)	(510)	—	(549)	(85)	(47)	20
Preference share cost allocation (£m)	(80)	—	(188)	(23)	(18)	(108)
Adjusted attributable profit (£m)	1,258	12	1,231	195	271	(158)
Average RWAe (£bn)	34.0	17.0	85.0	9.4	7.0	53.8
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.1	2.4	10.2	1.3	1.1	8.1
Return on equity	24.7%	0.5%	12.1%	15.4%	24.4%	(2.0%)

Year ended 31 December 2017*
Operating profit (£m)	1,834	(132)	1,687	143	167	(977)
Adjustment for tax (£m)	(510)	—	(472)	(40)	(17)	274
Preference share cost allocation (£m)	(83)	—	(230)	(22)	(24)	(171)
Adjusted attributable profit (£m)	1,241	(132)	985	81	126	(874)
Average RWAe (£bn)	40.5	19.0	85.8	9.0	9.3	64.5
Equity factor	15.0%	14.0%	12.0%	14.0%	12.0%	15.0%
RWAe applying equity factor (£bn)	6.1	2.7	10.3	1.3	1.1	9.7
Return on equity	20.4%	(5.0%)	9.6%	6.4%	11.2%	(9.0%)

*2018 and 2017 data has been restated for the business re-segmentation completed in the first quarter of 2019. Refer to Note 4 for further details.

RBS – Annual Report on Form 20-F 2019	268

Non-IFRS financial measures

II. Operating expenses analysis

Statutory analysis (1,2)
	Year ended
	31 December	31 December	31 December
	2019	2018	2017
Operating expenses	£m	£m	£m
Staff expenses	(4,018)	(4,122)	(4,676)
Premises and equipment	(1,259)	(1,383)	(1,565)
Other administrative expenses	(2,828)	(3,372)	(3,323)
Administrative expenses	(8,105)	(8,877)	(9,564)
Depreciation and amortisation	(1,176)	(731)	(808)
Impairment of other intangible assets	(44)	(37)	(29)
Total operating expenses	(9,325)	(9,645)	(10,401)

Non-statutory analysis
	Year ended
	31 December	31 December	31 December
	2019	2018	2017
Operating expenses	£m	£m	£m
Staff expenses	(3,567)	(3,649)	(3,923)
Premises and equipment	(1,020)	(1,241)	(1,218)
Other administrative expenses	(1,638)	(1,787)	(1,710)
Strategic costs (1)	(1,381)	(1,004)	(1,565)
Litigation and conduct costs (2)	(895)	(1,282)	(1,285)
Administrative expenses	(8,501)	(8,963)	(9,701)
Depreciation and amortisation	(824)	(645)	(684)
Impairment of other intangible assets	—	(37)	(16)
Total	(9,325)	(9,645)	(10,401)

Notes:

(1)        On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, depreciation and amortisation, impairment of other intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.

(2)        On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

III. Cost:income ratio

	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest	Central items	RBS
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
Year ended 31 December 2019	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(3,618)	(552)	(2,600)	(486)	(264)	(1,418)	(387)	(9,325)
Operating lease depreciation	—	—	138	—	—	—	—	138
Adjusted operating expenses	(3,618)	(552)	(2,462)	(486)	(264)	(1,418)	(387)	(9,187)
Total income	4,866	567	4,318	777	610	1,342	1,773	14,253
Operating lease depreciation	—	—	(138)	—	—	—	—	(138)
Adjusted total income	4,866	567	4,180	777	610	1,342	1,773	14,115
Cost:income ratio	74.4%	97.4%	58.9%	62.5%	43.3%	105.7%	nm	65.1%

Year ended 31 December 2018*
Operating expenses	(2,867)	(583)	(2,487)	(478)	(260)	(1,604)	(1,366)	(9,645)
Operating lease depreciation	—	—	121	—	—	—	—	121
Adjusted operating expenses	(2,867)	(583)	(2,366)	(478)	(260)	(1,604)	(1,366)	(9,524)
Total income	5,054	610	4,602	775	594	1,442	325	13,402
Operating lease depreciation	—	—	(121)	—	—	—	—	(121)
Adjusted total income	5,054	610	4,481	775	594	1,442	325	13,281
Cost:income ratio	56.7%	95.6%	52.8%	61.7%	43.8%	111.2%	nm	71.7%

Year ended 31 December 2017*
Operating expenses	(3,241)	(676)	(2,602)	(529)	(219)	(2,201)	(933)	(10,401)
Operating lease depreciation	—	—	142	—	—	—	—	142
Adjusted operating expenses	(3,241)	(676)	(2,460)	(529)	(219)	(2,201)	(933)	(10,259)
Total income	5,282	604	4,679	678	389	1,050	451	13,133
Operating lease depreciation	—	—	(142)	—	—	—	—	(142)
Adjusted total income	5,282	604	4,537	678	389	1,050	451	12,991
Cost:income ratio	61.4%	111.9%	54.2%	78.0%	56.3%	209.6%	nm	79.0%

*2018 and 2017 data has been restated for the business re-segmentation completed in the first quarter of 2019. Refer to Note 4 for further details.

RBS – Annual Report on Form 20-F 2019	269

Non-IFRS financial measures

IV. Net interest margin

	Year ended
	31 December	31 December	31 December
	2019	2018	2017
	£m	£m	£m
RBS net interest income	8,047	8,656	8,987
NWM net interest income	188	(112)	(203)
Net interest income excluding NWM	8,235	8,544	8,784
Average interest earning assets (IEA)	448,556	436,957	422,337
NWM average IEA	35,444	27,851	31,231
Bank average IEA excluding NWM	413,112	409,106	391,106

Net interest margin	1.79%	1.98%	2.13%
Bank net interest margin (RBS NIM excluding NWM)	1.99%	2.09%	2.25%

V. Loan:deposit ratio

	As at
	31 December	31 December	31 December
	2019	2018	2017
	£m	£m	£m
Loans to customers - amortised cost	326,947	305,089	310,116
Customer deposits	369,247	360,914	361,316
Loan:deposit ratio (%)	89%	85%	86%

RBS – Annual Report on Form 20-F 2019	270

Additional information

RBS – Annual Report on Form 20-F 2019	271

Additional information

Adoption of IFRS9

Following the adoption of IFRS 9, certain disclosures in this section cover comparative periods only. Comparatives are presented on an IAS 39 basis. For current year disclosures in relation to loans and credit metrics refer to the Capital and risk management – Credit risk section.

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

Analysis of loans and advances to customers

The following table analyses gross loans to customers by remaining maturity, geographical area (location of office) and type of customer.

	2017	2016	2015
	£m	£m	£m
UK
Central and local government	4,609	6,004	6,166
Finance	30,191	32,026	29,748
Residential mortgages	147,399	137,427	123,653
Personal lending	14,145	14,198	14,348
Property	32,327	33,881	34,100
Construction	3,658	4,061	3,906
Manufacturing	8,333	9,101	8,071
Service industries and business activities	49,132	53,018	51,257
Agriculture, forestry and fishing	3,428	3,445	3,471
Finance leases and instalment credit	11,670	11,967	11,134
Accrued interest	291	272	346
Total UK	305,183	305,400	286,200

Overseas
US	497	1,171	2,331
Rest of the World	21,318	20,907	24,921
Total overseas	21,815	22,078	27,252

Reverse repos
UK	20,906	21,407	18,000
US	5,797	7,476	9,532
Rest of the World	32	44	26
Total reverse repos	26,735	28,927	27,558

Loans to customers - gross	353,733	356,405	341,010
Loan impairment provisions	(3,814)	(4,455)	(7,118)
Loans to customers - net	349,919	351,950	333,892
Fixed rate	132,174	118,316	118,300
Variable rate	194,824	209,162	195,152
Reverse repos	26,735	28,927	27,558
Loans to customers - gross	353,733	356,405	341,010

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

RBS – Annual Report on Form 20-F 2019	272

Additional information

Yields, spreads and margins of the banking business

	2019	2018	2017
	%	%	%
Gross yield on interest-earning assets of the banking business (1)	2.51	2.49	2.57
Cost of interest-bearing liabilities of the banking business	(1.10)	(0.79)	(0.70)
Interest spread of the banking business (2)	1.41	1.70	1.87
Benefit from interest-free funds	0.38	0.28	0.26
Net interest margin of the banking business (3)	1.79	1.98	2.13

Gross yield (1,4)
- Group	2.51	2.49	2.57
- UK	2.69	2.71	2.79
- Overseas	0.95	0.88	0.92
Interest spread (2,4)
- Group	1.41	1.70	1.87
- UK	1.55	1.87	2.08
- Overseas	0.45	0.64	0.42
Net interest margin (3,4)
- Sterling	1.79	1.98	2.13
- UK	1.91	2.14	2.32
- Overseas	0.76	0.78	0.75

The Royal Bank of Scotland plc base rate (average)	0.75	0.60	0.29
London Interbank three month offered rates (average)
- Sterling	0.81	0.66	0.36
- Eurodollar	2.33	2.19	1.26
- Euro	(0.39)	(0.33)	(0.33)

Notes:

(1)        Gross yield is the interest earned on average interest-earning assets of the banking book.

(2)        Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3)        Net interest margin is net interest income of the banking business as a percentage of interest-earning assets (IEA) of the banking business. Bank net interest margin, as reported elsewhere in the document, is net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element. Refer to the Non-IFRS financial measures section for details of the basis of preparation.

(4)        The analysis into UK and overseas has been compiled on the basis of location of office.

RBS – Annual Report on Form 20-F 2019	273

Additional information

Average balance sheet and related interest

		2019			2018
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans to banks	-UK	67,441	740	1.10	65,638	516	0.79
	-Overseas	21,297	(78)	(0.37)	26,707	(88)	(0.33)
Loans to customers	-UK	278,497	9,284	3.33	271,773	9,416	3.46
	-Overseas	20,880	478	2.29	20,830	513	2.46
Debt securities	-UK	56,321	814	1.45	48,471	509	1.05
	-Overseas	4,122	40	0.97	3,538	25	0.71
Interest-earning assets	-UK	402,259	10,838	2.69	385,882	10,441	2.71
	-Overseas	46,299	440	0.95	51,075	450	0.88
Total interest-earning assets	-banking business (1,2,4)	448,558	11,278	2.51	436,957	10,891	2.49
	-trading business (3)	97,143			101,387
Interest-earning assets		545,701			538,344
Non-interest-earning assets		183,925			139,143
Total assets		729,626			677,487
Percentage of assets applicable to overseas operations		12.76%			10.90%

Liabilities
Bank deposits	-UK	15,479	246	1.59	22,973	159	0.69
	-Overseas	1,681	9	0.54	1,721	(3)	(0.17)
Customer accounts: demand deposits	-UK	112,749	280	0.25	132,244	249	0.19
	-Overseas	6,081	2	0.03	5,575	5	0.09
Customer accounts: savings deposits	-UK	95,995	733	0.76	75,553	415	0.55
	-Overseas	1,610	4	0.25	1,501	-	-
Customer accounts: other time deposits	-UK	10,539	193	1.83	8,579	107	1.25
	-Overseas	4,071	10	0.25	3,331	9	0.27
Debt securities in issue	-UK	41,762	1,092	2.62	30,088	779	2.59
	-Overseas	1,225	11	0.88	483	12	2.48
Subordinated liabilities	-UK	9,076	442	4.87	9,635	438	4.55
	-Overseas	190	41	21.58	237	23	9.70
Internal funding of trading business	-UK	(9,307)	156	(1.68)	(18,208)	35	(0.19)
	-Overseas	2,963	12	0.40	9,576	7	0.07
Interest-bearing liabilities	-UK	276,293	3,142	1.14	260,864	2,182	0.84
	-Overseas	17,821	89	0.50	22,424	53	0.24
Total interest-bearing liabilities	-banking business (1)	294,114	3,231	1.10	283,288	2,235	0.79
	-trading business (3)	112,900			116,809
Interest-bearing liabilities		407,014			400,097
Non-interest-bearing liabilities:
Demand deposits	-UK	128,307			105,524
	-Overseas	7,176			6,333
Other liabilities		141,614			117,048
Total equity		45,515			48,485
Total liabilities and equity		729,626			677,487
Percentage of liabilities applicable to overseas operations		13.71%			11.90%

For the notes to the table refer to the following page.

RBS – Annual Report on Form 20-F 2019	274

Additional information

Average balance sheet and related interest continued

		2017
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans to banks	-UK	51,150	257	0.50
	-Overseas	24,894	(76)	(0.31)
Loans to customers	-UK	275,895	9,807	3.55
	-Overseas	21,697	516	2.38
Debt securities	-UK	44,768	322	0.72
	-Overseas	3,932	26	0.66
Interest-earning assets	-UK	371,813	10,386	2.79
	-Overseas	50,523	466	0.92
Total interest-earning assets	-banking business (1,2,4)	422,336	10,852	2.57
	-trading business (3)	109,094
Interest-earning assets		531,430
Non-interest-earning assets		164,935
Total assets		696,365
Percentage of assets applicable to overseas operations		8.20%

Liabilities
Bank deposits	-UK	16,647	66	0.40
	-Overseas	1,737	13	0.75
Customer accounts: demand deposits	-UK	140,514	96	0.07
	-Overseas	5,718	3	0.05
Customer accounts: savings deposits	-UK	65,506	358	0.55
	-Overseas	1,429	1	0.07
Customer accounts: other time deposits	-UK	8,256	159	1.93
	-Overseas	3,556	20	0.56
Debt securities in issue	-UK	23,081	545	2.36
	-Overseas	433	9	2.08
Subordinated liabilities	-UK	13,365	543	4.06
	-Overseas	432	29	6.72
Internal funding of trading business	-UK	(18,739)	8	(0.04)
	-Overseas	4,324	15	0.35
Interest-bearing liabilities	-UK	248,630	1,775	0.71
	-Overseas	17,629	90	0.50
Total interest-bearing liabilities	-banking business (1)	266,259	1,865	0.70
	-trading business (3)	118,618
Interest-bearing liabilities		384,877
Non-interest-bearing liabilities:
Demand deposits	-UK	101,527
	-Overseas	6,490
Other liabilities		154,378
Total equity		49,093
Total liabilities and equity		696,365
Percentage of liabilities applicable to overseas operations		11.80%

Notes:

(1)        Interest receivable and interest payable have both been decreased by £97 million (2018 - £158 million; 2017 - £182 million) in respect of negative interest relating to financial assets that attracted negative interest.

(2)        Interest receivable includes £184 million (2018 - £201 million; 2017 - £256 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(3)        Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(4)        Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans to banks and loans to customers.

(5)        The analysis into UK and overseas has been compiled on the basis of location of office.

RBS – Annual Report on Form 20-F 2019	275

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

	2019 over 2018 - statutory			2018 over 2017 - statutory
	(Decrease)/increase due to changes in:			(Decrease)/increase due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans to banks
UK	15	209	224	85	174	259
Overseas	20	(10)	10	(6)	(6)	(12)
Loans to customers
UK	228	(360)	(132)	(145)	(246)	(391)
Overseas	1	(36)	(35)	(20)	17	(3)
Debt securities
UK	91	214	305	29	158	187
Overseas	5	10	15	(3)	2	(1)
Total interest receivable of the banking business
UK	334	63	397	(31)	86	55
Overseas	26	(36)	(10)	(29)	13	(16)
	360	27	387	(60)	99	39

Interest-bearing liabilities
Bank deposits
UK	65	(152)	(87)	(32)	(61)	(93)
Overseas	—	(12)	(12)	—	16	16
Customer accounts: demand deposits
UK	41	(72)	(31)	6	(159)	(153)
Overseas	—	3	3	—	(2)	(2)
Customer accounts: savings deposits
UK	(132)	(186)	(318)	(57)	—	(57)
Overseas	—	(4)	(4)	—	1	1
Customer accounts: other time deposits
UK	(25)	(61)	(86)	(1)	53	52
Overseas	(1)	—	(1)	3	8	11
Debt securities in issue
UK	(263)	(50)	(313)	(153)	(81)	(234)
Overseas	(10)	11	1	(1)	(2)	(3)
Subordinated liabilities
UK	40	(44)	(4)	164	(59)	105
Overseas	28	(46)	(18)	8	(2)	6
Internal funding of trading business
UK	25	(146)	(121)	—	(27)	(27)
Overseas	7	(12)	(5)	(10)	18	8
Total interest payable of the banking business
UK	(249)	(711)	(960)	(73)	(334)	(407)
Overseas	24	(60)	(36)	—	37	37
	(225)	(771)	(996)	(73)	(297)	(370)

Movement in net interest income
UK	85	(648)	(563)	(104)	(248)	(352)
Overseas	50	(96)	(46)	(29)	50	21
	135	(744)	(609)	(133)	(198)	(331)

RBS – Annual Report on Form 20-F 2019	276

Additional information

Loan impairment provisions

For details of the factors considered in determining the amount of provisions, refer to the accounting policy on page 205 and ‘Critical accounting policies and key sources of estimation uncertainty’ on page 208. The following table shows the movements in loan impairment provisions.

	2017	2016	2015
	£m	£m	£m
Provisions at the beginning of the year
UK	3,150	4,037	8,185
Overseas	1,305	3,082	9,315
	4,455	7,119	17,500
Transfer to disposal groups
Overseas	—	—	(20)
	—	—	(20)
Currency translation and other adjustments
UK	(28)	94	(27)
Overseas	2	406	(548)
	(26)	500	(575)
Disposals
Overseas	(5)	(2)	—

Amounts written-off
UK	(1,070)	(1,670)	(4,142)
Overseas	(140)	(2,025)	(4,822)
	(1,210)	(3,695)	(8,964)
Recoveries of amounts previously written-off
UK	142	80	130
Overseas	14	29	45
	156	109	175
Losses/(releases) to income statement - continuing operations (1)
UK	473	684	(11)
Overseas	57	(147)	(842)
	530	537	(853)
Losses to income statement - discontinued operations
Overseas	—	—	—

Unwind of discount (recognised in interest income)
UK	(61)	(75)	(98)
Overseas	(25)	(38)	(46)
	(86)	(113)	(144)
Provisions at the end of the year
UK	2,606	3,150	4,037
Overseas	1,208	1,305	3,082
	3,814	4,455	7,119
Provisions at the end of the year comprise
Customers	3,814	4,455	7,118
Banks	—	—	1
	3,814	4,455	7,119
Gross loans to customers (2)
UK	305,183	305,400	286,200
Overseas	21,815	22,078	27,252
	326,998	327,478	313,452

For the notes to this table refer to the following page.

RBS – Annual Report on Form 20-F 2019	277

Additional information

Loan impairment provisions continued

	2017	2016	2015
Closing customer provisions as a % of gross loans to customers (2)
UK	0.90%	1.00%	1.40%
Overseas	5.50%	5.90%	11.30%
Total	1.20%	1.40%	2.30%
Customer losses/(releases) to income statement as a % of gross loans to customers (2)
UK	0.20%	0.20%	—
Overseas	0.30%	(0.70%)	(3.10%)
Total	0.20%	0.20%	(0.30%)
Average loans to customers - gross	366,959	373,644	387,956

As a % of average loans to customers during the year
Total customer provisions charged/(released) to income statement	0.10%	0.10%	(0.20%)
Amounts written-off (net of recoveries) - customers	0.30%	1.00%	2.30%

Notes:

(1)             Includes nil relating to loans to banks (2016 - nil; 2015 - £4 million release).

(2)             Excludes reverse repos

Analysis of closing customer loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of UK customer

	2017		2016		2015
	Closing	Total	Closing	Total	Closing	Total
	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%
UK
Central and local government	—	1.4	1	1.8	1	2.0
Manufacturing	37	2.5	69	2.8	78	2.6
Construction	317	1.1	172	1.2	234	1.2
Finance	8	9.2	12	9.8	17	9.5
Service industries and business activities	769	15.0	1,131	16.2	993	16.4
Agriculture, forestry and fishing	15	1.0	17	1.1	24	1.1
Property	211	9.9	365	10.3	1,048	10.9
Residential mortgages	137	45.1	143	42.0	158	39.4
Personal lending	721	4.3	853	4.3	1,086	4.6
Finance leases and instalment credit	80	3.6	69	3.7	69	3.6
Accrued interest	—	0.1	—	0.1	—	0.1
Total UK	2,295	93.2	2,832	93.3	3,708	91.4
Overseas	1,129	6.8	1,223	6.7	2,826	8.6
Impaired book provisions	3,424	100.0	4,055	100.0	6,534	100.0
Latent book provisions	390		400		584
Total provisions	3,814		4,455		7,118

RBS – Annual Report on Form 20-F 2019	278

Additional information

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of UK customer

	2017	2016	2015
	£m	£m	£m
UK
Manufacturing	16	26	61
Construction	51	279	269
Finance	7	5	94
Service industries and business activities	460	580	646
Agriculture, forestry and fishing	2	6	11
Property	93	397	2,504
Residential mortgages	20	3	36
Personal lending	411	362	501
Finance leases and instalment credit	10	12	20
Total UK	1,070	1,670	4,142
Overseas	140	2,025	4,822
	1,210	3,695	8,964

Note:

(1)        Includes nil written-off in respect of loans to banks (2016 – nil; 2015 - £33 million).

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of UK customer.

	2017	2016	2015
	£m	£m	£m
UK
Manufacturing	1	1	—
Construction	2	4	2
Finance	—	1	3
Service industries and business activities	16	28	32
Property	7	17	40
Residential mortgages	43	—	—
Personal lending	72	28	42
Finance leases and instalment credit	1	1	11
Total UK	142	80	130
Overseas	14	29	45
Total recoveries	156	109	175

RBS – Annual Report on Form 20-F 2019	279

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

Accruing loans past due 90 days or more comprises loans past due 90 days where no impairment loss is expected

	2017	2016	2015
	£m	£m	£m
Impaired loans (1)
UK	4,450	5,557	6,095
Overseas	2,973	3,308	4,755
Total	7,423	8,865	10,850
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	1,087	1,122	1,262
Overseas	394	323	25
Total	1,481	1,445	1,287
Total REIL	8,904	10,310	12,137

Closing provisions for impairment as a % of total REIL	43%	43%	59%
REIL as a % of gross lending to customers excluding reverse repos	2.7%	3.1%	3.9%

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

	2017	2016	2015
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	227	243	311
Overseas	80	122	125
	307	365	436
Interest on impaired loans included in net interest income
UK	61	75	98
Overseas	25	38	46
	86	113	144

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2017	2016	2015
	£m	£m	£m
Potential problem loans	745	1,196	1,277

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

RBS – Annual Report on Form 20-F 2019	280

Additional information

Forbearance

The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans.

	2017	2016	2015
	£m	£m	£m
Loans granted forbearance	1,480	2,257	3,760

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

Analysis of debt securities - fair value through other comprehensive income (2017 - available-for-sale)

The following table analyses debt securities and the related yield (based on weighted averages) by remaining maturity and issuer:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2019	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	1,414	3.7	3,864	3.5	6,866	2.2	6,293	2.7	18,437	2.7
- US	2,727	0.9	6,130	2.5	3,219	2.4	1,905	2.7	13,981	2.2
- Other	3,804	6.0	3,114	1.5	1,290	0.6	578	2.1	8,786	3.3
Other debt	1,022	1.0	4,648	1.2	1,351	0.9	109	1.6	7,130	1.1
	8,967	3.5	17,756	2.2	12,726	1.9	8,885	2.6	48,334	2.4

Of which ABS (1)	134	0.9	1,440	1.1	240	0.4	109	1.1	1,923	1.0

2018
Central and local governments
- UK	1,432	3.2	6,449	2.1	5,214	2.4	4,097	2.8	17,192	2.4
- US	2,275	1.8	5,701	2.0	1,989	2.3	1,802	3.0	11,767	2.1
- Other	3,641	0.9	4,835	1.0	1,959	0.7	894	2.4	11,329	1.0
Other debt	1,326	1.1	2,907	1.2	872	0.9	201	1.2	5,306	1.1
	8,674	1.6	19,892	1.7	10,034	1.9	6,994	2.7	45,594	1.9

Of which ABS (1)	175	1.1	596	0.8	290	0.4	202	1.2	1,263	0.8

2017
Central and local governments
- UK	1,152	1.7	7,000	2.5	5,814	2.0	3,690	3.2	17,656	2.4
- US	455	0.8	4,243	1.9	2,221	2.1	1,542	2.8	8,461	2.1
- Other	4,716	0.7	3,405	1.5	2,230	1.1	1,103	2.6	11,454	1.2
Other debt	1,632	1.0	3,333	1.1	822	0.8	323	0.4	6,110	1.0
	7,955	0.9	17,981	1.9	11,087	1.7	6,658	2.9	43,681	1.8

Of which ABS (1)	263	0.4	1,009	0.5	231	—	323	0.1	1,826	0.4

Note:

(1)        Includes covered bonds.

RBS – Annual Report on Form 20-F 2019	281

Additional information

Analysis of deposits - product analysis

The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2019	2018	2017
	£m	£m	£m
UK
Deposits
- interest-free	122,014	121,332	118,997
- interest-bearing	258,740	255,277	264,028
Total UK	380,754	376,609	383,025
Overseas
Deposits
- interest-free	8,514	7,958	6,875
- interest-bearing	19,225	17,116	16,613
Total overseas	27,739	25,074	23,488
Total deposits	408,493	401,683	406,513
Overseas
US	220	183	165
Rest of the World	27,519	24,891	23,323
Total overseas	27,739	25,074	23,488

Repos
UK	14,369	12,078	18,235
US	17,598	18,282	20,186
Rest of the World	280	—	—
Total repos	32,247	30,360	38,421

Certificates of deposit and other time deposits

The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

				Over
	0-3 months	3-6 months	6-12 months	12 months	Total
2019	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	574	689	646	6	1,915
Other time deposits	8,444	3,525	1,486	12,115	25,570
Overseas based companies and branches
Other time deposits	1,682	859	2,306	1,317	6,164
	10,700	5,073	4,438	13,438	33,649

RBS – Annual Report on Form 20-F 2019	282

Additional information

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At year end		During the year
		Weighted			Weighted
		average	Maximum	Average	average
	Balance	interest rate	balance	balance	interest rate
2019	£bn	%	£bn	£bn	%
Repos	32	1.7	56	42	2.5
Financial institutions (1)	54	0.2	70	53	0.3
Commercial paper	2	0.4	3	2	0.3
Certificates of deposits	2	0.4	2	2	0.5
Total	90	0.8	131	99	1.3

2018
Repos	30	2.9	61	44	1.8
Financial institutions (1)	66	0.4	86	71	0.3
Commercial paper	2	(0.1)	3	2	(0.2)
Certificates of deposits	1	0.4	3	2	0.2
Total	99	1.1	153	119	0.8

2017
Repos	38	1.5	61	48	0.7
Financial institutions (1)	77	0.2	89	71	0.2
Commercial paper	2	(0.2)	2	1	(0.1)
Certificates of deposits	3	0.2	4	3	0.2
Total	120	0.6	156	123	0.4

Note:

(1)        Excludes derivative cash collateral of £22 billion at 31 December 2019 (2018 - £20 billion; 2017 - £23 billion); and 2019 average of £22 billion (2018 - £21 billion; 2017 - £26 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations

The table below summarises other contractual cash obligations by payment date.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2019	£m	£m	£m	£m	£m	£m
Operating leases	3	—	—	—	—	—
Contractual obligations to purchase goods or services	80	205	226	92	11	—
	83	205	226	92	11	—

2018
Operating leases	61	169	415	320	587	1,133
Contractual obligations to purchase goods or services	70	183	217	66	5	—
	131	352	632	386	592	1,133

2017
Operating leases	57	163	389	307	584	948
Contractual obligations to purchase goods or services	74	202	332	67	7	—
	131	365	721	374	591	948

Undrawn formal facilities, credit lines and other commitments to lend were £117,228 million (2018 - £116,843 million; 2017 - £121,229 million). While RBS has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBS does not expect all facilities to be drawn, and some may lapse before drawdown.

RBS – Annual Report on Form 20-F 2019	283

Additional information

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	January	December	November	October	September	August
US dollars per £1	2020	2019	2019	2019	2019	2019
Noon Buying Rate
High	1.3195	1.3349	1.2965	1.2983	1.2493	1.2288
Low	1.2983	1.2917	1.2790	1.2206	1.2086	1.2067

		2019	2018	2017	2016	2015
Noon Buying Rate
Period end rate		1.3269	1.2763	1.3529	1.2337	1.4746
Average rate for the year (1)		1.2803	1.3309	1.3016	1.3444	1.5250
Consolidation rate (2)
Period end rate		1.3200	1.2790	1.3513	1.2323	1.4830
Average rate for the year		1.2771	1.3350	1.2887	1.3552	1.5284

Notes:

(1)        The average of the Noon Buying Rates on the last US business day of each month during the year.

(2)        The rates used for translating US dollars into sterling in the preparation of the financial statements.

(3)        On 21 February 2020, the Noon Buying Rate was £1.00 = US$1.2966.

RBS – Annual Report on Form 20-F 2019	284

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

Fees payable by the depository to the issuer

Fees incurred in past annual Period

From 1 January 2019 to 31 December 2019, the company received from the depository $300,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

RBS – Annual Report on Form 20-F 2019	285

Risk factors

Principal Risks and Uncertainties

Set out below are certain risk factors that could adversely affect the RBS Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report on Form 20-F, including the forward looking statements section, the strategic report and the capital and risk management section, and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the RBS Group.

Strategic risk

The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes.

On 14 February 2020 the RBS Group announced a new strategy, focused on becoming a Purpose-led business, designed to champion potential and to help individuals, families and businesses to thrive. This strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations. The strategy has three areas of focus – climate change, enterprise and learning – where RBS Group believes it can have the greatest positive impact. Together, these strategic initiatives are referred to as the RBS Group’s ‘Purpose-led Strategy’. As a Purpose-led Strategy, it is intended to balance the interests and changing needs of all RBS Group stakeholders and to focus on building relationships that create mutual value across customers’ lives. It will require an internal cultural shift across the RBS Group as to how performance is perceived and how the RBS Group conducts its business. The changes required are substantial and will take many years to fully embed and may not result in the expected outcome within the timeline and in the manner currently contemplated.

To deliver against this purpose and deliver sustainable returns, the RBS Group intends to: focus on the lifecycles of its customers using insights about customers to evolve product and service offerings; re-engineer and simplify the RBS Group by updating operational and technological capabilities and strengthening governance and control frameworks to reduce costs and improve customer journeys; focus on innovation and partnership to drive change and achieve growth in new product areas and customer segments; and have a sharper focus on capital allocation and deploying it more effectively for customers, in particular by re-focusing its NatWest Markets franchise (‘NWM franchise’).

As part of its new Purpose-led Strategy, the RBS Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period. Over the medium to long term, the RBS Group intends to achieve a 9-11% return on tangible equity and a CET1 ratio of 13–14%, with a sustained pay-out ratio of around 40% of attributable profit. In addition to making significant reductions in RWAs, achieving these targets will require further significant reductions to the RBS Group’s cost base, with c. £250 million of reductions targeted in 2020. Realising these cost reductions will result in material strategic costs, which may be more than currently expected. The continued focus on meeting cost reduction targets may also mean limited investment in other areas which could affect the RBS Group’s long-term prospects, product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction and its capacity to respond to climate change in line with its ambition. RBS Group’s commitment to align its lending and financing to the objectives of the Paris Agreement, drive significant reductions in its climate impact and develop sustainable finance products could materially affect the RBS Group’s business and operations. See also ‘The RBS Group’s new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group over the next ten years’. This impact, and any of the other factors above, could jeopardise the RBS Group’s ability to achieve its associated financial targets and generate sustainable returns.

The implementation of the new Purpose-led Strategy is highly complex and will take many years to fully embed. The RBS Group may not be able to successfully implement all aspects of this strategy or reach any or all of the related targets or expectations in the time frames contemplated or at all. In addition, the RBS Group’s ability to serve its target customers, scale certain ventures, deliver growth in new markets and restructure the NWM franchise may be impacted or lower than expected and previously anticipated revenue, profitability and cost reduction levels may not be achieved in the timescale envisaged or at any time. In particular, the Purpose-led Strategy entails a group-wide strategic cultural shift which involves a large number of concurrent and interdependent actions and initiatives, including a re-focussing of the NWM franchise, any of which could fail to be implemented in the manner and to the extent currently contemplated, due to operational, legal, execution or other issues. In addition, the successful implementation of the Purpose-led Strategy in part depends on initiatives and growth in ventures that are new to the RBS Group or to the market and therefore there is a risk that some or all such initiatives will not succeed, or may be limited in scope or scale, including due to its current ownership structure.

The scale and scope of the intended changes present material business, operational, IT system, internal culture, conduct and people risks to the RBS Group as the planning and implementation of the transformation programme are resource-intensive and disruptive, and will divert management resources. In addition, the changes being concurrently implemented will require the implementation and application of robust governance and controls frameworks, in particular with respect to any strategic partnerships and acquisitions, and further consolidation of IT systems and there is no guarantee that the RBS Group will be successful in doing so. The implementation of the Purpose-led Strategy could result in materially higher costs than currently contemplated, (including due to material uncertainties and factors outside of the RBS Group’s control) or could be phased in a manner other than currently expected. These risks will be present throughout the period of implementation which is expected to last during the medium term, and in some cases, materially beyond.

Changes in the economic, political and regulatory environment in which the RBS Group operates or regulatory uncertainty and changes, strong market competition and industry disruption or economic volatility, including as a result of the continued uncertainty surrounding the terms of the UK’s exit from the EU, or changes in the scale and timing of policy responses on climate change, may require the RBS Group to adjust aspects of its Purpose-led Strategy or the timeframe for its implementation. In particular, because some initiatives depend on achieving growth in new ventures and markets for the RBS Group, the Purpose-led Strategy is vulnerable to an economic downturn. Furthermore, any new strategy requires ongoing confidence from customers and the wider market, without which customer activity and related income levels may fall or the RBS Group’s reputation may be adversely affected.

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the Purpose-led Strategy, result in higher than expected restructuring costs, impact the RBS Group’s products and services offering, reputation with customers or business model and adversely impact the RBS Group’s ability to deliver its strategy and meet its targets and guidance, each of which could in turn have a material adverse impact on the RBS Group’s results of operations, financial condition and prospects.

RBS – Annual Report on Form 20-F 2019	286

Risk factors

Over the next three years, the RBS Group intends to re-focus its NatWest Markets franchise to the RBS Group’s corporate and institutional customer offering and realise significant reductions in risk weighted assets, cost base and complexity. This entails significant commercial, operational and execution risks and the intended benefits for RBS Group may not be realised within the timeline and in the manner currently contemplated.

As part of the new Purpose-led Strategy announced on 14 February 2020, the RBS Group intends to implement a more strategically congruent and economically sustainable model for its NWM franchise. Over the medium term, it intends to re-focus the NWM franchise on principally serving the RBS Group’s corporate and institutional customer base. This will require NWM Group to simplify its operating model and technology platform, as well as reduce its cost base and capital requirements. A focus of the NWM franchise realignment is the intended reduction in its level of RWAs, to reduce it to c. 10% of the RBS Group’s RWAs in the medium term. This is intended to be achieved by exiting certain exposures and optimising inefficient capital across the NWM Group, especially in relation to its Rates products. It is anticipated that the re-focusing of the NWM franchise is expected to be capital ratio accretive in year one and over the course of the transition plan period.

The realignment of the NatWest Markets franchise entails significant execution risks and is based on management plans, projections and models and are subject to certain material assumptions and judgments which may prove to be incorrect such that the go-forward strategy is re-assessed for example: if revenues reduce relatively faster than costs; material execution issues arise or market distress occurs; if RWAs take longer to exit or are more costly to reduce than anticipated; or if the key franchise legal entities, NWM Plc and NWM N.V., have difficulties accessing the funding market on acceptable terms or at all.

Implementing these changes to the NWM franchise entails significant commercial and operational and risks. These include risks around how it is perceived by its customers and stakeholders and the ability for NWM to retain employees required to deliver the transition and whom are key for its go-forward strategic priorities. Revenues and costs may be negatively impacted (revenues, for example, may decrease significantly more quickly than associated costs) and the implementation may be more difficult or expensive than expected, including as a result of the UK’s exit from the EU and regulatory requirements. The orderly run-down of certain of its portfolios and the reduction of its risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment, and may not lead to a concurrent and proportionate reduction in required capital. The NWM Plc and NWM N.V. boards support the strategy and the associated plans and budgets, but successful implementation of the strategy within the NWM franchise will need their continued support, as well as that of the NWM .N.V. boards and NWM management.

Risks relating to the re-focussing of the RBS Group’s NatWest Markets franchise could have a material adverse impact on the RBS Group’s results of operations, financial condition and prospects.

The RBS Group’s new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group over the next ten years.

The RBS Group’s new strategy on climate change, together with its commitments under the UN Principles on Responsible Banking to align its strategy to the 2015 Paris Agreement, will require significant resource to develop the capacity and methodology to understand, and measure the climate impact of the emissions from its financing activity. There is currently no standard approach or methodology to measure such emissions and provide a scenario-based model for alignment to the 2015 Paris Agreement (‘Paris Alignment’). The RBS Group must identify its approach to this on a short time scale to meet its target of setting and publishing sector-specific targets by 2021 and its goal of setting comprehensive climate impact scenario-based reduction targets and plans for Paris Alignment by 2022, and be able to adequately define and benchmark its current climate impact to demonstrate its progress against its ambition to reduce this by half over the next 10 years. Any delay to establishing such targets and developing its plan for Paris Alignment may entail reputational and market risk, and increase the risks the RBS Group faces as a result of climate change.

It is expected that the targets and measures that the RBS Group will need to adopt in line with its new strategy on climate change will require significant reductions to the RBS Group’s financed emissions to be realised which, together with the impact of embedding climate into its risk framework and other regulatory, policy and market changes, is likely to necessitate far reaching changes to the RBS Group’s business model and existing exposures, and potentially on timescales outside of risk appetite. Whilst the risks presented by climate change are unprecedented in magnitude and scale, how the RBS Group implements its strategy to respond to climate change may also have a material adverse effect on the RBS Group’s results of operations, financial condition, prospects, business growth, its competitiveness, and profitability over the short, medium and long term. Once established, there is no certainty that the RBS Group will be able to meet its climate change targets and ambitions or that seeking to do so will not have an adverse impact on the RBS Group, including its competition position. See also ‘The RBS Group expects to face significant risks in connection with climate change and the transition to a low carbon economy, which may adversely impact the RBS Group’.

Operational and IT resilience risk

The RBS Group is subject to increasingly sophisticated and frequent cyberattacks.

The RBS Group is experiencing an increase in cyberattacks across both the entire RBS Group and against the RBS Group’s supply chain, re-enforcing the importance of due diligence and close working with the third parties on which the RBS Group relies. The RBS Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, the RBS Group is required to continue to invest in additional capability designed to defend against the emerging threats. In 2019, the RBS Group was subjected to a small number of Distributed Denial of Service (‘DDOS’) attacks, which are a pervasive and significant threat to the global financial services industry. The focus is to mitigate the impact of the attacks and sustain availability of services for RBS Group’s customers. The RBS Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the RBS Group’s IT systems, and to exploit vulnerabilities. The RBS Group has information and cyber security controls in place, which are subject to review on a continuing basis but given the nature of the threat, there can be no assurance that such measures will prevent all attacks in the future. See also, ‘The RBS Group’s operations are highly dependent on its complex IT systems, and any IT failure could adversely affect the RBS Group’.

Any failure in the RBS Group’s cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect the RBS Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience

RBS – Annual Report on Form 20-F 2019	287

Risk factors

(particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the RBS Group’s systems to disclose sensitive information in order to gain access to the RBS Group’s data or that of the RBS Group’s customers or employees. Cyber security and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of the RBS Group’s employees or third parties, including third party providers, or may result from accidental technological failure.

The RBS Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to scope, consequence and pace of change, which could negatively impact the RBS Group. Due to the RBS Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material adverse impact on the RBS Group its results of operations, financial condition and prospects.

In accordance with the EU General Data Protection Regulation (‘GDPR’), the RBS Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of the RBS Group, its customers and its employees. In order to meet this requirement, the RBS Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the RBS Group interacts. A failure to monitor and manage data in accordance with the GDPR requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage. In addition, whilst the RBS Group takes measures to prevent, detect and minimise attacks, the RBS Group’s systems, and those of third party providers, are subject to frequent cyberattacks.

The RBS Group operations and strategy are highly dependent on the effective use and accuracy of data.

The RBS Group relies on the effective use of accurate data to support and improve its operations and deliver its strategy. Failure to produce underlying high quality data and/or the ineffective use of such data could result in a failure to satisfy its customers’ expectations including by delivering innovative products and services. This could place RBS Group at a competitive disadvantage, inhibit its efforts to reduce costs and improve its systems, controls and processes, and result in a failure to deliver the RBS Group’s strategy. The use of unethical or inappropriate data and/or non-compliance with customer data and privacy protection could give rise to conduct and litigation risks and could also increase the risk of an operational event or losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions, which in turn could have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

Operational risks are inherent in the RBS Group’s businesses.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. The RBS Group operates in many countries, offering a diverse range of products and services supported by 62,900 employees as at 31 December 2019; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors (including financial crime). These risks are also present when the RBS Group relies on third-party suppliers or vendors to provide services to it or its customers, as is increasingly the case as the RBS Group outsources certain functions, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of the RBS Group’s Purpose-led Strategy, including the refocusing of its NatWest Markets franchise, the RBS Group’s current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. This may place significant pressure on the RBS Group’s ability to maintain effective internal controls and governance frameworks. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although the RBS Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by the RBS Group. Ineffective management of such risks could have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects. See also, ‘The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes’.

The RBS Group’s operations are highly dependent on its complex IT systems, and any IT failure could adversely affect the RBS Group.

The RBS Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the RBS Group’s payment systems, financial crime and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, is critical to the RBS Group’s operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to the RBS Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations. In particular, such issues could cause long-term damage to the RBS Group’s reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as the RBS Group outsources certain functions and continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2019, the RBS Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). The RBS Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost-challenges or otherwise, this could negatively affect the RBS Group’s operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, which could have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

The RBS Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.

The RBS Group’s current and future success depends on its ability to attract, retain and develop highly skilled and qualified personnel,

RBS – Annual Report on Form 20-F 2019	288

Risk factors

including senior management, directors and key employees, in a highly competitive labour market and under internal cost reduction pressures. This entails risk, particularly in light of the implementation of the RBS Group’s Purpose-led Strategy and refocusing of its NatWest Markets franchise, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the RBS Group, all of which may have an adverse effect on the RBS Group’s ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Many of the RBS Group’s employees in the UK, the Republic of Ireland (‘ROI’) and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the RBS Group in maintaining good employee relations. Any failure to do so could impact the RBS Group’s ability to operate its business effectively, which in turn may have a material adverse effect on its results of operations, financial condition and prospects.

A failure in the RBS Group’s risk management framework could adversely affect the RBS Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of the RBS Group’s activities and includes the definition and monitoring of the RBS Group’s risk appetite and reporting on the RBS Group’s risk exposure and the potential impact thereof on the RBS Group’s financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact the RBS Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

The RBS Group’s operations are inherently exposed to conduct risks. These include business decisions, actions or reward mechanisms that are not responsive to or aligned with the RBS Group’s regulatory obligations, customers’ needs or do not reflect the RBS Group’s customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The RBS Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the RBS Group.

The RBS Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the RBS Group from future instances of misconduct and no assurance can be given that the RBS Group’s strategy and control framework will be effective. Any failure in the RBS Group’s risk management framework could have a material adverse effect on the RBS Group its results of operations, financial condition and prospects through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

The RBS Group’s operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of the RBS Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to the RBS Group’s Purpose-led Strategy and related targets, due to any events, behaviour, action or inaction by the RBS Group, its employees or those with whom the RBS Group is associated. This includes brand damage, which may be detrimental to the RBS Group’s business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the RBS Group’s ability to attract and retain customers. In particular, the RBS Group’s ability to attract and retain customers (and, in particular, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the RBS Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the RBS Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors, each of which could have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects. See also, ‘The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes’.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although the RBS Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the RBS Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Economic and political risk

Prevailing uncertainty regarding the terms of the UK’s withdrawal from the European Union has adversely affected and will continue to affect the RBS Group.

Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017 and the ratification of the withdrawal agreement by the UK government and the EU (through the Council of Ministers), the UK ceased to be a member of the EU and the European Economic Area (‘EEA’) on 31 January 2020 (‘Brexit’) and entered a transition period, currently due to expire on 31 December 2020. During this transition period, the UK retains the benefits of membership of the EU’s internal market and the customs union, but loses its representation in the EU’s institutions and its role in EU decision-making.

The UK and EU are currently seeking to determine the terms of their future relationship by the end of the transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty. If the UK and EU do not agree a new comprehensive trade agreement by the end of the transition period and the transition period is not extended, then, subject to separate agreements being made with third countries, the UK would be expected to operate on basic

RBS – Annual Report on Form 20-F 2019	289

Risk factors

World Trade Organization terms, the outcome of which for RBS Group would be similar in certain respects to a ‘no-deal’ Brexit, and which may result in, amongst others, loss of access to the EU single market for goods and services, the imposition of import duties and controls on trade between the UK and the EU and related trade disruption.

The direct and indirect effects of the UK’s exit from the EU and the EEA are expected to affect many aspects of the RBS Group’s business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also, ‘The RBS Group faces increased political and economic risks and uncertainty in the UK and global markets’. As a result of such anticipated effects, the RBS Group has engaged in significant and costly Brexit planning and contingency planning and expects to continue to do so. The direct and indirect effects of the UK’s exit from the EU and the EEA may also impede the RBS Group’s ability to deliver its Purpose-led Strategy and refocusing of its NatWest Markets franchise. See also, ‘The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes’ and ‘Over the next three years, the RBS Group intends to re-focus its NatWest Markets franchise to the RBS Group’s CIB customer offering and realise significant reductions in risk weighted assets, cost base and complexity. This entails significant commercial, operational and execution risks and the intended benefits for RBS Group may not be realised within the timeline and in the manner currently contemplated’.

The longer term effects of Brexit on the RBS Group’s operating environment depend significantly on the terms of the ongoing relationship between the UK and EU and are difficult to predict. They are subject to wider global macro-economic trends and events, but may significantly impact the RBS Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in the ROI, the rest of Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the RBS Group and its subsidiaries will operate once the transition period has ended. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the RBS Group’s non-UK operations and/or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the RBS Group’s results of operations, financial condition, prospects, profitability, competitive position,, business model and product offering.

The RBS Group has obtained the requisite regulatory permissions (including third country licence branch approvals and access to TARGET2 clearing and settlement mechanisms) it currently considers are required for continuity of business as a result of the UK’s departure from the EU. These are required in order to maintain the ability to clear euro payments and to serve non-UK EEA customers if there is a loss of access to the European Single Market. These changes to the RBS Group’s operating model have been costly and may require further changes to its business operations, product offering and customer engagement. The regulatory permissions from the Dutch and German authorities are conditional in nature and will require on-going compliance with certain conditions, including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward; such conditions may be subject to change in the future. Maintaining these permissions and the RBS Group’s access to the euro payment infrastructure will be fundamental to its business going forward and further changes to the RBS Group’s business operations may be required.

The RBS Group faces increased political and economic risks and uncertainty in the UK and global markets.

In the UK, significant economic and political uncertainty continues to surround the terms of Brexit and now also the future relationship between the UK and the EU. See also, ‘Prevailing uncertainty regarding the terms of the UK’s withdrawal from the European Union has adversely affected and will continue to affect the RBS Group’.

The RBS Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any further Scottish independence referendum or the next Scottish Parliament elections in May 2021) may adversely impact the RBS Group. RBSG plc and a number of other RBS Group entities (including NWM Plc) are headquartered and/or incorporated in Scotland. Any changes to Scotland’s relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries operate, and may require further changes to the RBS Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes which could have a material adverse impact on the RBS Group, its results of operations, financial condition and prospects.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the RBS Group’s businesses and its customers and counterparties, thereby affecting its financial performance.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, the conflicts or tensions the Middle East or Asia, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the RBS Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact the RBS Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the RBS Group’s customers and their banking needs).

In addition, the RBS Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises (including the recent coronavirus outbreak, the impact of which will depend on future developments, which are highly uncertain and cannot be predicted), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the RBS Group, including as a result of the indirect effect on regional or global trade and/or the RBS Group’s customers.

The value of the RBS Group’s financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of the RBS Group’s financial instruments, particularly during periods of market displacement which could cause a

RBS – Annual Report on Form 20-F 2019	290

Risk factors

decline in the value of the RBS Group’s financial instruments, which may have a material adverse effect on the RBS Group’s results of operations, financial condition, prospects in future periods, or result in inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing the RBS Group’s counterparty risk. The RBS Group’s risk management and monitoring processes seek to quantify and mitigate the RBS Group’s exposure to more extreme market moves. However, severe market events have historically been difficult to predict and the RBS Group could realise significant losses if extreme market events were to occur.

The RBS Group expects to face significant risks in connection with climate change and the transition to a low carbon economy which may adversely impact the RBS Group.

The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the RBS Group’s risk framework, and adapting the RBS Group’s operations and business strategy to address the physical risks of climate change and the risk associated with a transition to a low carbon economy in line with its Purpose-led Strategy and ambition to reduce the climate impact of its financing activities and evolving regulatory requirements and market expectations is expected to have a significant impact on the RBS Group.

Multilateral agreements, in particular the 2015 Paris Agreement, and subsequent UK and Scottish Government commitments to achieving net zero carbon emissions by 2050 and 2045, respectively, will require widespread levels of adjustment across all sectors of the UK economy and markets in which the RBS Group operates. Some sectors such as property, energy, infrastructure (including transport) and agriculture are expected to be particularly impacted. The nature and timing of the far-reaching commercial, technological, policy and regulatory changes that this transition will entail remain uncertain. The UK Government and UK regulators, including the PRA, the RBSG plc’s UK prudential regulator, have indicated it is a priority issue. The impact of such regulatory, policy, commercial and technological changes is expected to be highly significant and may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently.

Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. Recent data indicates that global carbon emissions are continuing to increase. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates. See also, ‘The RBS Group’s new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group over the next ten years’, ‘The RBS Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the RBS Group’ and ‘Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for the RBS Group, reduce the RBS Group’s liquidity position and increase the cost of funding’.

If the RBS Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial, transition and physical risks it faces associated with climate change, or fails to implement its new strategy on climate change and adapt its business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the RBS Group’s results of operations, financial condition, prospects, level of business growth, its competitiveness, profitability, prudential capital requirements, ESG ratings, credit ratings, cost of funding and reputation.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group and further offers or sales of the RBS Group’s shares held by HM Treasury may affect the price of securities issued by the RBS Group.

In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG plc and to carry out a programme of sales of RBSG plc ordinary shares with the objective of selling all of its remaining shares in RBSG plc by 2023-2024. On 6 February 2019, RBSG plc obtained shareholder approval to participate in certain directed share buyback activities. As at 31 December 2019, the UK Government held 62.1% of the issued ordinary share capital of RBSG plc. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs which could result in a prolonged period of increased price volatility on the RBS Group’s ordinary shares.

Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, or any associated directed buyback activity by the RBS Group, could affect the prevailing market price for the outstanding ordinary shares of RBSG plc.

In addition, UK Government Investments Limited (‘UKGI’) manages HM Treasury’s shareholder relationship with RBSG plc and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group will continue to have its own independent board of directors and management team determining its own strategy, its position as a majority shareholder (and UKGI’s position as manager of this shareholding) means that HM Treasury or UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group’s capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group’s operations, and HM Treasury or UKGI’s approach depends on government policy, which could change, including as a result of a general election. The manner in which HM Treasury or UKGI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy which could have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

Changes in interest rates have significantly affected and will continue to affect the RBS Group’s business and results.

Interest rate risk is significant for the RBS Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the direction of interest rates and pace of change (as set by the Bank of England and other major central banks) as well as the general UK political climate. Further decreases in interest rates and/or continued sustained low or negative interest rates could put pressure on the RBS Group’s interest margins and may have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the RBS Group’s interest rate margin realised between lending and borrowing costs.

RBS – Annual Report on Form 20-F 2019	291

Risk factors

Conversely, while increases in interest rates may support RBS Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, and falling property prices in the markets in which the RBS Group operates, each of which could have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

Changes in foreign currency exchange rates may affect the RBS Group’s results and financial position.

Although the RBS Group is now principally a UK and ROI-focussed banking group, it is subject to foreign exchange risk from capital deployed in the RBS Group’s foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transaction entity. The RBS Group also relies on issuing securities in foreign currencies that assist in meeting the RBS Group’s minimum requirements for own funds and eligible liabilities (‘MREL’). The RBS Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling rates, can adversely affect the value of assets, liabilities (including the total amount of regulatory capital and MREL eligible instruments), income, RWAs, capital base and expenses and the reported earnings of the RBS Group’s UK and non-UK subsidiaries and may have a material adverse effect on the RBS Group’s income from foreign exchange dealing, results of operations, financial condition and prospects and may also require incremental MREL eligible instruments to be issued.

Decisions of major central banks (including by the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events (including Brexit and the general UK political climate), which are outside of the RBS Group’s control, may lead to sharp and sudden variations in foreign exchange rates.

Financial resilience risk

The RBS Group may not meet targets and be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

As part of the RBS Group’s strategy, the RBS Group has become a principally UK and ROI-focussed banking group and as part of its Purpose-led Strategy has set a number of financial, capital and operational targets for the RBS Group including in respect of: CET1 ratio targets, return on tangible equity (‘ROTE’), leverage ratio targets, funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). See also, ‘The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes’.

The RBS Group’s ability to meet its targets and to successfully meet its strategy is subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, macroeconomic and political uncertainties, operational risks and risks relating to the RBS Group’s business model and strategy (including risks associated with ESG and climate issues) and litigation, governmental actions, investigations and regulatory matters.

A number of factors may impact the RBS Group’s ability to maintain its CET1 ratio target of 13-14% (over the medium to long term) and make discretionary capital distributions. See also, ‘The RBS Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options’.

The RBS Group’s ability to meet its planned reductions in its annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the RBS Group’s long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

Any failure of the RBS Group to meet its targets, successfully meet its strategy or make discretionary capital distributions could have a material adverse impact on the RBS Group’s business, financial condition, results of operations and prospects. There is no certainty that the RBS Group’s Purpose-led Strategy will be successfully executed, that the RBS Group will meet its targets and expectations or be in a position to continue to distribute capital, or that the RBS Group will be a viable, competitive or profitable banking business.

The RBS Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

The markets for UK financial services, and the other markets within which the RBS Group operates, are highly competitive. The RBS Group expects such competition to continue or intensify in response to evolving customer behaviour, technological changes (including the growth of digital banking, including from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede the RBS Group’s ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. Moreover, innovations such as biometrics, artificial intelligence, the cloud, blockchain, and quantum computing may rapidly facilitate industry transformation. These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the UK initiative on Open Banking and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking, as well as the competition-enhancing measures under the RBS Group’s Alternative Remedies Package see also, ‘The cost of implementing the Alternative Remedies Package could be more onerous than anticipated’.

Increasingly many of the products and services offered by the RBS Group are, and will become, technology intensive, for example Bó, Mettle, Esme, FreeAgent, Tyl, APtimise and Path, some of the RBS Group’s recent fintech ventures. The RBS Group’s ability to develop digital solutions that comply with related regulatory changes has become increasingly important to retaining and growing the RBS Group’s customer business in the UK. There can be no certainty that the RBS Group’s innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow the RBS Group to continue to grow such services in the future. Certain of the RBS Group’s current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. The RBS Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2) and Open Finance (for which the FCA announced a call for input in December 2019), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

RBS – Annual Report on Form 20-F 2019	292

Risk factors

Furthermore, the RBS Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the RBS Group. Although the RBS Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the RBS Group’s focus on its cost savings targets. This may limit additional investment in areas such as financial innovation and therefore could affect the RBS Group’s offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on the RBS Group’s ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If the RBS Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth. In this context, the RBS Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the RBS Group’s current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the RBS Group.

In addition, recent and future disposals and restructurings by the RBS Group, the implementation of its Purpose-led Strategy, including the refocusing of its NatWest Markets franchise and delivery on its climate ambition, cost-reduction measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the RBS Group’s core markets could affect the RBS Group’s ability to maintain satisfactory returns. See also, ‘The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes’. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to the RBS Group’s strategic initiatives. Furthermore, continued consolidation in certain sectors of the financial services industry could result in the RBS Group’s remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

These and other changes in the RBS Group’s competitive environment could have a material adverse effect on RBS Group’s business, margins, profitability, financial condition and prospects.

The RBS Group has significant exposure to counterparty and borrower risk.

The RBS Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the RBS Group’s businesses. The RBS Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality such that, under SICR (‘significant increases in credit risk’) rules, it moves to Stage 2 for impairment calculation purposes. The RBS Group’s lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower, or fail to adequately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact the RBS Group’s profitability. See also, ‘Capital and risk management — Credit Risk’.

The credit quality of the RBS Group’s borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact the RBS Group’s ability to enforce contractual security rights. See also, ‘The RBS Group faces increased political and economic risks and uncertainty in the UK and global markets’. In particular, developments relating to Brexit, or the consequences thereof, may adversely impact credit quality in the UK and the resulting negative economic outlook could drive an increased level of credit impairments reflecting the more forward-looking nature of IFRS 9. See also, ‘Prevailing uncertainty regarding the terms of the UK’s withdrawal from the European Union has adversely affected and will continue to affect the RBS Group’.

Within the UK, the level of household indebtedness remains high although the pace of consumer credit growth has slowed during 2019. The ability of such households to service their debts could be challenged by a period of high unemployment or increased interest rates. In particular, the RBS Group may be affected by volatility in property prices (including as a result of Brexit and the general UK political climate) given that the RBS Group’s mortgage loan and wholesale property portfolios as at 31 December 2019, amounted to £210.3 billion, representing 61.9% of the RBS Group’s total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, the RBS Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the RBS Group. This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the RBS Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the RBS Group interacts on a daily basis. See also, ‘The RBS Group may not be able to adequately access sources of liquidity and funding’.

As a result, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the RBS Group and an inability to engage in routine funding transactions which would have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

The RBS Group is exposed to the financial institutions industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Due to the RBS Group’s exposure to the financial industry, it also has exposure to shadow banking entities (ie, entities which carry out banking activities outside a regulated framework). Recently, there has been increasing regulatory focus on shadow banking. In particular, the European Banking Authority Guidelines (EBA/GL/2015/20) require the RBS Group to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect such exposure. If the RBS Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking

RBS – Annual Report on Form 20-F 2019	293

Risk factors

exposure, this may have a material adverse effect on the results of operations, financial condition and prospects of the RBS Group.

The RBS Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

The RBS Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives the RBS Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European markets, as well as permitting the RBS Group to make discretionary capital distributions (including dividends to shareholders).

As at 31 December 2019, the RBS Group’s CET1 ratio was 16.2% and the RBS Group currently targets to maintain its CET1 ratio at 13 -14% over the medium to long term. The RBS Group’s target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the PRA’s views on appropriate buffers above minimum operating levels.

The RBS Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency.

A number of factors may impact the RBS Group’s ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:

•              a depletion of its capital resources through increased costs or liabilities, reduced profits or losses (including as a result of extreme one-off incidents such as cyberattack, fraud or conduct issues) or, sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments, changes in accounting policy, accounting charges or foreign exchange movements;

•              a failure to reduce RWAs in accordance within the timeline contemplated by the RBS Group’s capital plan;

•              an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes;

•              changes in prudential regulatory requirements including the RBS Group’s Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers (including the increased 2% countercyclical capital buffer for UK banks with effect from 16 December 2020), as well as any applicable scalars; and reduced dividends from the RBS Group’s subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed RBS Group’s target ratio; and

•              limitations on the use of double leverage, i.e. RBSG plc’s use of borrowed money to invest in the equity of its subsidiaries, as a result of the Bank of England’s and/or the RBS Group’s evolving views on distribution of capital within groups.

A shortage of capital could in turn affect the RBS Group’s capital ratio, and/or ability to make capital distributions.

In accordance with the provisions of CRD IV, a minimum level of capital adequacy is required to be met by RBS Group in order for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. In the event of a breach of the combined buffer requirement, the RBS Group will be required to calculate its MDA, and as a consequence it may be necessary for the RBS Group to reduce or cease discretionary payments (including payments of dividends to shareholders) to the extent of the breach.

In addition to regulatory capital, RBSG plc is required to maintain a set quantum of MREL set as a percentage of its RWAs. MREL comprises loss-absorbing senior funding and regulatory capital instruments. The Bank of England has identified single point-of-entry as the preferred resolution strategy for the RBS Group. As a result, RBSG plc is the only RBS Group entity that can externally issue securities that count towards the RBS Group’s MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities and intermediate holding companies as required.

If the RBS Group is unable to raise the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries, as required, in the form of internal MREL, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence and constrained or more expensive funding and be unable to make dividend payments on its ordinary shares or maintain discretionary payments on capital instruments.

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focussed on risk reduction and mitigation) that the RBS Group could take to manage its capital levels, which may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directive (‘BRRD’), as implemented in the UK, the RBSG Group must maintain a recovery plan acceptable to its regulator, such that a breach of the RBS Group’s applicable capital or leverage requirements may trigger the application of the RBS Group’s recovery plan to remediate a deficient capital position. The RBS Group’s regulator may request that the RBS Group carry out certain capital management actions or, if the RBS Group’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by the RBS Group will be written-down or converted into equity and there may be an issue of additional equity by the RBS Group, which could result in the dilution of the RBS Group’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. Such actions may, in turn, affect, among other things, the RBS Group’s product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may have a material adverse effect on the results of operations, financial condition, prospects, the underlying profitability of the RBS Group and future growth potential. See also, ‘The RBS Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain of the RBS Group’s securities’.

RBS – Annual Report on Form 20-F 2019	294

Risk factors

The RBS Group is subject to Bank of England oversight in respect of resolution, and the RBS Group could be adversely affected should the Bank of England deem the RBS Group’s preparations to be inadequate.

The RBS Group is subject to regulatory oversight by the Bank of England, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. The initial report is due to be submitted to the PRA on 2 October 2020 and the Bank of England’s assessment of RBS Group’s preparations is scheduled to be released on 11 June 2021.

The RBS Group has dedicated significant resources towards the preparation of the RBS Group for a potential resolution scenario. However, if the assessment reveals that the RBS Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements by 1 January 2022, the RBS Group may be required to take action to enhance its preparations to be resolvable, resulting in additional cost and the dedication of additional resources. Such actions may adversely affect the RBS Group, resulting in restrictions on maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL which in turn may have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects. This may also result in reputational damage and/or loss of investor confidence.

The RBS Group may not be able to adequately access sources of liquidity and funding.

The RBS Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2019, the RBS Group held £389.7 billion in deposits. The level of deposits may fluctuate due to factors outside the RBS Group’s control, such as a loss of confidence (including in individual RBS Group entities), increasing competitive pressures for retail customer deposits or the reduction or cessation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the RBS Group’s deposits could, particularly if accompanied by one of the other factors described above, materially affect the RBS Group’s ability to satisfy its liquidity or funding needs.

As at 31 December 2019, the RBS Group’s liquidity coverage ratio was 152%. If its liquidity position were to come under stress, and if the RBS Group were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The RBS Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the RBS Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for the RBS Group, reduce the RBS Group’s liquidity position and increase the cost of funding.

Rating agencies regularly review RBSG plc and other RBS Group entity credit ratings, which could be negatively affected by a number of factors that can change over time, including the credit rating agency’s assessment of the RBS Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which the RBS Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to the RBS Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in the RBS Group’s key markets (including the impact of Brexit and any further Scottish independence referendum); any reduction of the UK’s sovereign credit rating and market uncertainty. See also, ‘The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes’.

In addition, credit ratings agencies are increasingly taking into account environmental, social and governance (“ESG”) factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of RBSG plc or of certain other RBS Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets’ perception of the RBS Group’s financial resilience could significantly affect the RBS Group’s access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the RBS Group’s (and, in particular, RBSG plc’s) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with the RBS Group (and, in particular, RBSG plc). This could in turn adversely impact its competitive position and have a material adverse effect on the RBS group’s results of operations, financial condition and prospects.

The RBS Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

The RBS Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG plc, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by the RBS Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator or those elsewhere may result in: the RBS Group’s regulators requiring the RBS Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, each of which may have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

RBS – Annual Report on Form 20-F 2019	295

Risk factors

The RBS Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of the RBS Group’s business, strategy and capital requirements, the RBS Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the RBS Group’s mandated stress testing). In addition, the RBS Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. The RBS Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature. Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the RBS Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the RBS Group’s current business model or operations, or findings of deficiencies by the RBS Group’s regulators (including as part of the RBS Group’s mandated stress testing) may result in increased capital requirements or require management action. The RBS Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the RBS Group’s business, financial condition and results of operations, minimum capital requirements and reputation.

The RBS Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgments, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the RBS Group’s results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in ‘Critical accounting policies and key sources of estimation uncertainty’ on page 208. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the RBS Group are discussed in ‘Accounting developments’ on page 208. Changes resulting from such new accounting standards and interpretations could have a material adverse effect on the RBS Group’s results of operations, financial condition, prospects and capital position.

Changes in accounting standards may materially impact the RBS Group’s financial results.

Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the RBS Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on the  results of operations, financial condition and prospects of the RBS Group.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the RBS Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the RBS Group’s internal valuation models require the RBS Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.

With effect form 1 January 2019, the RBS Group adopted IFRS 16 Leases, as disclosed in the Accounting Policies. This increased Other assets by £1.3 billion and Other liabilities by £1.7 billion. While adoption of this standard has had no effect on the RBS Group’s cash flows, it has impacted financial ratios, which may influence investors’ perception of the financial condition of the RBS Group.

The value or effectiveness of any credit protection that the RBS Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

The RBS Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the RBS Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the RBS Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The RBS Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

The RBS Group’s results could be adversely affected if an event triggers the recognition of a goodwill impairment.

The RBS Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, the RBS Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired.

An impairment test compares the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2019, the RBS Group carried goodwill of £5.6 billion on its balance sheet. The value in use and fair value of the RBS Group’s cash-generating units are affected by market conditions and the economies in which the RBS Group operates.

Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group’s income statement, but it has no effect on the RBS Group’s regulatory capital position. Further impairments of the RBS Group’s goodwill could have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

RBS – Annual Report on Form 20-F 2019	296

Risk factors

The RBS Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of the RBS Group’s securities.

The Banking Act 2009, as amended (‘Banking Act’), implemented the BRRD in the UK and created a special resolution regime (‘SRR’). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together ‘Authorities’) are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These tools may be applied to RBSG plc as the parent company or an affiliate where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the ‘no creditor worse off’ safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act including the determination of actions undertaken in relation to the ordinary shares and other securities of the RBS Group and may depend on factors outside of the RBS Group’s control. Moreover, the relevant provisions of the Banking Act remain untested in practice.

If the RBS Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of RBSG plc’s ordinary shares or other RBS Group securities that fall within the scope of the resolution regime powers. This may result in various actions being undertaken in relation to the RBS Group and any securities of the RBS Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding material adverse effect on the market price of such securities.

Legal, regulatory and conduct risk

The RBS Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the RBS Group.

The RBS Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks. The RBS Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of ‘investment services and activities’, and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations. This has resulted in the RBS Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. In particular, the RBS Group is required to continue to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime and to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Serious consequences could arise should the RBS Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the RBS Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the RBS Group’s authorisations and licences, the products and services that the RBS Group may offer, its reputation and the value of its assets, the RBS Group’s operations or legal entity structure, and the manner in which the RBS Group conducts its business. Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the RBS Group include, but are not limited to, those set out above as well as the following:

•             general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the RBS Group operates;

•             amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the RBS Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;

•             changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD or MREL;

•             additional rules and regulatory initiatives and review relating to customer protection and resolution of disputes and complaints, including increased focus by regulators (including the Financial Ombudsman Service) on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;

RBS – Annual Report on Form 20-F 2019	297

Risk factors

•             rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;

•             the imposition of additional restrictions on the RBS Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

•             rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•             changes to corporate governance practice and disclosure requirements, senior manager responsibility, corporate structures and conduct of business rules;

•             financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;

•             increased attention to the protection and resilience of, and competition and innovation in, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;

•             new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;

•             the introduction of, and changes to, taxes, levies or fees applicable to the RBS Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

•             laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and

•             other requirements or policies affecting the RBS Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

To support the UK’s goal of Net Zero by 2050, the UK and Scottish governments and UK and international regulators, such as the PRA and European Commission, are actively seeking to develop new and existing regulations directly and indirectly focussed on climate change and the associated financial risks. Regulatory and policy developments, such as the minimum energy efficient requirements for residential and commercial real estate, may have a significant impact on the markets in which the RBS Group operates, especially mortgage lending, and its associated credit, market and financial risk profile.

In a Joint Declaration on Climate Change published in July 2019, the PRA, FCA, Financial Reporting Council and The Pensions Regulator set out their commitment to working collaboratively to address the risks of climate change. In October 2019, the RBS Group submitted its initial plan to meet the PRA’s supervisory expectations in its supervisory statement (SS 3/19) which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). In addition, The Bank of England announced in December 2019 that it will use the 2021 biennial exploratory scenario (BES) to stress banks on certain climate scenarios to test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change. The prudential regulation of climate risk will be an important driver in how the RBS Group otherwise decides how it allocates capital and further develop its risk appetite for financing certain types of activity or engaging with counterparties that do not align to a transition to a net zero economy.

The FCA have also announced that climate change and green finance will be priorities with a focus on disclosure, integrating climate change into decision-making and consumers’ access to green financial services. The RBS Group also recognises various legislative actions and proposals by, among others, the European Commission’s Action Plan on Sustainable Finance which include a taxonomy on sustainable finance. Many of these legislative and regulatory initiatives, and especially the EU taxonomy, are focused on developing standardised definitions for the green and sustainable criteria of assets and liabilities, which could change over time and impact the RBS Group’s recognition of its climate financing activity and lead to reputational and conduct risk on its own sustainable financing activity.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the RBS Group to comply with such laws, rules and regulations, may have a material adverse effect on the RBS Group’s business, results of operations, financial condition and prospects. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the RBS Group’s ability to engage in effective business, capital and risk management planning.

The RBS Group is subject to a number of legal, regulatory and governmental actions and investigations as well as associated remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the RBS Group.

The RBS Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The RBS Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the RBS Group’s view, the most significant legal and regulatory actions to which the RBS Group is currently exposed. However, the RBS Group is also subject to a number of ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the RBS Group’s expectation for resolution may change.

In particular, the RBS Group has for a number of years been involved in conduct-related reviews and redress projects, including a review of certain historical customer connections in its former Global Restructuring RBS Group (GRG), management of claims arising from historical sales of payment protection insurance, and a review of tracker mortgage products in the Republic of Ireland. In relation to the GRG review, the RBS Group established a complaints process in November 2016, overseen by an independent third party. The complaints process is now closed to new complaints, although the RBS Group continues to handle certain complaints that were made before the deadline for new complaints passed. In addition, the RBS Group continues to handle claims in relation to historical sales of payment protection insurance and took an additional provision of £900 million in third quarter of 2019, reflecting

RBS – Annual Report on Form 20-F 2019	298

Risk factors

greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline for making new PPI complaints.

In the ROI, Ulster Bank Ireland DAC remains engaged in a review of the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. A redress and compensation exercise has now concluded although an appeals process is currently anticipated to run until at least the end of 2020. See also, ‘Litigation, investigations and reviews’ of Note 26 on the consolidated accounts for details of these matters. The RBS Group has dedicated resources in place to manage claims and complaints relating to the above and other conduct-related matters. Provisions taken in respect of such matters include the costs involved in administering the various complaints processes. Any failure to administer such processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on the RBS Group’s operations, additional supervision by the RBS Group’s regulators, and loss of investor confidence.

RBS Group companies are currently responding to a criminal investigation by the United States Attorney for the District of Connecticut (USAO) and the United States Department of Justice (DoJ), concerning securities trading in 2018 by certain former traders of NWM Plc, involving alleged spoofing. The trading activity occurred during the term of the non prosecution agreement (NPA) that NWMSI entered into with the USAO in October 2017 in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. Under the NPA, non-prosecution was conditioned on NWMSI and affiliated companies not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the antifraud provisions of the United States securities law. See also, ‘Litigation, investigations and reviews’ of Note 26 to the consolidated accounts for details of these matters.

The duration and outcome of the criminal investigation into alleged spoofing, which may include the extension, modification, or deemed violation of the NPA, remain uncertain. No settlement may be reached and further substantial additional provisions and costs may be recognised. Any finding of criminal liability by US authorities as to NWM Plc, NWMSI, or an affiliate (including as a result of pleading guilty), as to either the alleged spoofing or the conduct underlying the NPA, could have material collateral consequences for RBS Group’s business. These may include consequences resulting from the need to reapply for various important licenses or obtain waivers to conduct certain existing activities of the RBS Group, particularly but not solely in the US, which may take a significant period of time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact the RBS Group’s business, in particular in the US, including if it results in the RBS Group being precluded from carrying out certain activities.

Adverse outcomes or resolution of current or future legal or regulatory actions, including conduct-related reviews or redress projects, could result in restrictions or limitations on the RBS Group’s operations, and could have a material adverse effect on the RBS Group’s results of operations, financial condition, prospects, capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the RBS Group to its regulators may result in additional measures or penalties being taken against the RBS Group.

The RBS Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.

UK and international regulators are driving a transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk free rates (RFRs). In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as has the CFTC and other regulators in the US. The RBS Group has a significant exposure to IBORs, and continues to reference it in certain products, primarily its derivatives, commercial lending and legacy securities. Although the RBS Group is actively engaged with customers and industry working groups to manage the risks relating to such exposure, and is exploring ways to utilise RFRs to the extent possible, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for, until such time that RFRs are utilised exclusively, and there is market acceptance on the form of alternative RFRs for different products, and certain IBOR obligations may not be able to be changed. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the RBS Group, its customers and the financial services industry more widely. Following an analysis of the RBS Group’s IBOR-linked financial products and instruments, the RBS Group has identified the following risks: legal risks (as changes will be required to documentation for new and the majority of existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the RBS Group’s cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which include communication regarding the potential impact on customers, and engagement with customers during the transition period).

It is therefore currently difficult to determine to what extent the changes will affect the RBS Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, alternative reference rates or other reforms including the potential continuation of the publication of LIBOR may adversely affect financial instruments using LIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of such financial instruments and could have a material adverse effect on the value of, return on and trading market for certain financial instruments and on the RBS Group’s profitability. There is also the risk of an adverse effect to reported performance arising from the transition rules established by accounting bodies, as certain rules (as proposed by the IASB) are still to be finalised.

The RBS Group operates in markets that are subject to intense scrutiny by the competition authorities.

There is significant oversight by competition authorities of the markets which the RBS Group operates in. The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA and the Financial Ombudsman Service, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA’s Retail Banking Market Order 2017 imposes remedies primarily intended to make it easier for consumers and businesses to compare personal current account (‘PCA’) and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. These remedies impose additional compliance requirements on the RBS Group and could, in aggregate, adversely impact the RBS Group’s competitive position, product offering and revenues.

RBS – Annual Report on Form 20-F 2019	299

Risk factors

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the RBS Group operates or result in restrictions on mergers and consolidations within the financial sector, each of which my have a material adverse effect on the RBS Group’s results of operations, financial condition and prospects.

The cost of implementing the Alternative Remedies Package could be more onerous than anticipated.

In connection with the implementation of the Alternative Remedies Package (regarding the business previously described as Williams & Glyn), an independent body (‘Independent Body’) has been established to administer the Alternative Remedies Package. The implementation of the Alternative Remedies Package has involved costs for the RBS Group, including but not limited to the funding commitments of £425 million for the Capability and Innovation Fund and £350 million for the incentivised switching scheme, both being administered by the Independent Body. Implementation of the Alternative Remedies Package may involve additional costs for the RBS Group and may also divert resources from the RBS Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body may require the RBS Group to modify certain aspects of the RBS Group’s execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body has the ability to extend the duration of the scheme by up to twelve months, impose penalties of up to £50 million, and can compel the RBS Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the RBS Group’s business.

As a direct consequence of the incentivised switching scheme (which comprises part of the Alternative Remedies Package), the RBS Group will lose existing customers and deposits, which in turn will have adverse impacts on the RBS Group’s business and associated revenues and margins.

Furthermore, the capability and innovation fund (which also comprises part of the Alternative Remedies Package) is intended to benefit eligible competitors and negatively impact the RBS Group’s competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the RBS Group has agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may impact customer service quality for the RBS Group’s own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage to the RBS Group if these are not forthcoming.

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group’s operations, additional supervision by the RBS Group’s regulators, and loss of investor confidence, any of which could have a material adverse impact on the RBS Group’s business, results of operations, financial condition and prospects.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the RBS Group.

In accordance with IFRS (as adopted by the European Union), the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1 billion as at 31 December 2019. Changes to the treatment of certain deferred tax assets may have a material adverse effect on RBS Group’s capital position, results of operation, financial condition and prospects. In addition, the RBS Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

RBS – Annual Report on Form 20-F 2019	300

Additional information

Description of property and equipment

RBS operates from a number of locations worldwide, principally in the UK. At 31 December 2019, the Royal Bank and NatWest had 145 and 657 retail branches respectively, in the UK. Ulster Bank has a footprint of 132 branches and a network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by NWB Plc are held under leases with unexpired terms of over 50 years. RBS’s principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London is 250 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Major shareholders

In December 2008, The Solicitor for the Affairs of Her Majesty’s Treasury (HMT) acquired 22,854 million ordinary shares of 25p and during 2009 acquired a further 16,791 million ordinary shares of 25p, representing 70.3 % of the company’s issued ordinary share capital.

In December 2009, HMT acquired 51 billion B shares in the company, representing the entire issued B share capital. In 2015, HMT sold 630 million of the company’s ordinary shares and converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each. In June 2018 HMT sold a further 925 million of the company’s ordinary shares. At 31 December 2019, HMT’s holding in the company’s ordinary shares was 62.1%. As far as the company is aware, there have been no other significant changes in the percentage ownership of major shareholders of the company’s ordinary shares or preference shares during the three years ended 14 February 2019.

Since 1 January 2017, the company has redeemed substantially all of the preference shares that were in issue (refer to Note 19 for further details). All shareholders within a class of the company’s shares have the same voting rights.

As at 31 December 2019, almost all of the company’s US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Our Code of conduct

The Group’s Code of Conduct (Our Code) lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It is available at rbs.com>about us>our values, or without charge, and upon request, by contacting Corporate Governance and Regulatory Affairs at the telephone number listed on page 319. It includes our Critical People Capabilities that help everyone build the right knowledge, skills and behaviours to do their jobs effectively and support our risk culture so that everyone delivers for our customers and each other. It also incorporates five standards of behaviour aligned to the Financial Conduct Authority (FCA) Conduct Rules.  These are: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the, the Prudential Regulatory Authority (PRA) and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. These Conduct Rules are very much in keeping with the values and behaviours that we are already following across the Group.

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

Transactions involving Iranian Government owned entities or entities designated under Executive Order 13382 or 13224

During 2019 affiliates of RBS Group (RBSG) facilitated 14 payments which were remitted by, or on behalf of, Iranian Government owned entities and/or entities designated under Executive Order 13382 or 13224, and received by RBSG customers (non-designated and located in the United Kingdom) in relation to legal fees.

All the payments described above were processed in full compliance with applicable sanctions and where relevant authorised under applicable licence.

The transactions described above resulted in £165,000 gross revenue to RBSG. Considering the processes in place to undertake such transactions, including enhanced due diligence processes, the profit from these transactions was negligible. RBSG has a restrictive risk appetite in relation to transactions involving Iran and will only continue to engage in transactions similar to those described above as long as such transactions are in compliance with applicable sanctions laws and within RBSG’s risk appetite.

RBS maintain one account for an Iranian Government entity located in the United Kingdom. The purpose of the account is to facilitate UK domestic transactions only for employees’ salaries and operating costs such as UK taxes and utilities. No commercial activity is processed through the account.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of RBSG hold four legacy guarantees entered into between 1984 and 2005, which support arrangements lawfully entered into by affiliates of RBSG customers with Iranian counterparties. During 2019 a guarantee previously understood to have expired was identified as still active and is an addition to the three guarantees reported in 2018. These legacy guarantees are in favour of Iranian Government owned financial institutions. The affiliates of RBSG have made considerable efforts to exit and formally cancel the guarantees.

In 2019, one guarantee earned commission of EUR 24.00, and the other three guarantees received no revenue.

RBS – Annual Report on Form 20-F 2019	301

Additional information

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.

During 2019, affiliates of RBSG received a number of payments on behalf of their clients in relation to services provided in connection to an oil and gas field located in the North Sea from a UK Company (non-Iranian party).  The UK Company manages the operation of the oil and gas field which they jointly own with a company owned and controlled by the Government of Iran. None of these transactions directly involved Iranian Government owned entities or Iranian Government owned financial institutions. All such payments were made in compliance with applicable sanctions and only attract a standard processing fee which generates negligible profit for RBSG.

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

As at 31 December 2019, 17 companies in RBS, spanning a range of financial services sectors, including banking and investment business, were authorised to conduct financial activities in the UK. The material UK authorised banks in RBS are The Royal Bank of Scotland plc (formerly Adam & Company PLC, renamed in 2018) (RBS plc), National Westminster Bank Plc (NatWest Plc), NatWest Markets Plc (NWM Plc), Coutts & Company and Ulster Bank Limited (UBL). Wholesale activities, other than Treasury activities, are concentrated in NatWest Markets Plc. Retail banking activities in England, Scotland and Wales are managed by the Personal Banking and Commercial and Private Banking businesses of RBS plc, NatWest Plc, Coutts & Company and UBL. In June 2019, RBS announced its intention to transfer its UBL business to NatWest Plc in order to simplify the current legal entity structure of the RBS Group, at which point UBL will become a trading name of NatWest Plc. This change will be subject to approval by the Court and other bodies, and is not expected to take place until late 2020.

The banking service in the Republic of Ireland is provided by Ulster Bank Ireland DAC, which is supervised by the Central Bank of Ireland and the European Central Bank under the Single Supervisory Mechanism.

Investment management business is principally undertaken by companies in the Commercial and Private Banking business, including Coutts & Company, Adam & Company Investment Management Limited and RBS Asset Management Limited.

RBS is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

United States

RBS conducts business in the US through its investment bank, NatWest Markets (NWM). NWM’s regulated entities in the US are: its broker-dealer affiliate, NatWest Markets Securities Inc. (NWMSI); NWMSI’s Futures Commission Merchant (FCM); NatWest Markets Plc’s (NWM Plc) non-FCM clearing member; NWM Plc’s non-US-based Swap Dealer; and NWM Plc’s Connecticut Representative Office. NWM is subject to the supervision of the Board of Governors of the Federal Reserve System (Federal Reserve) due to an outstanding enforcement action brought against RBS by the Federal Reserve, namely the 2015 FX Cease and Desist Consent Order.

In addition, NWMSI is a Primary Dealer of the Federal Reserve, which makes it subject to the supervision of the Federal Reserve Bank of New York (FRB-NY).

NWMSI is subject to the regulations of a number of US securities regulators, mainly the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), Options Clearing Corporation (OCC), Depository Trust & Clearing Corporation (DTCC), and various state regulators. NWMSI’s FCM is mainly subject to the regulations of the Commodity Futures Trading Commission (CFTC), National Futures Association (NFA), the Chicago Mercantile Exchange Group (CME), and the Intercontinental Exchange (ICE) Futures US.

NWM Plc is a non-FCM clearing member of the CME and is subject to the regulations of the CME and the CFTC. NWM Plc is also a non-US-based provisionally-registered swap dealer and as such it is subject to oversight by the US regulators the CFTC and the NFA.

The NWM Plc Connecticut Representative Office is supervised by the FRB-NY and the Connecticut Department of Banking.

The anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by most of the regulators mentioned above and the Financial Crimes Enforcement Network (FinCEN) of US Department of the Treasury.

Other jurisdictions

RBS operates in a number of countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

RBS – Annual Report on Form 20-F 2019	302

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

On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. The company was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

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

Directed Buyback Contract

On 7 February 2019, the company and HM Treasury entered into the Directed Buyback Contract to help facilitate the return of the company to full private ownership through the use of any excess capital to buy back the company’s ordinary shares held by HM Treasury.

Under the terms of the Directed Buyback Contract, the company may agree with HM Treasury to make off-market purchases from time to time of its ordinary shares held by HM Treasury, including by way of one or more standalone purchases, through a non-discretionary, broker-managed directed trading programme, or in conjunction with any offer or sale by HM Treasury by way of an institutional placing. Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time.

The aggregate number of ordinary shares which the company may purchase from HM Treasury under the Directed Buyback Contract will not exceed 4.99 per cent. of the company’s issued share capital and the aggregate consideration to be paid will not exceed 4.99 per cent. of the company’s market capitalisation. The price to be paid for each ordinary share will be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

Framework and State Aid Deed

As a result of the State Aid granted to the company, it was required to work with HM Treasury to submit a State Aid restructuring plan to the European Commission (EC), which was then approved by the EC under the State Aid rules on 14 December 2009. The company agreed a series of measures which supplemented the measures in the company’s strategic plan.

The company entered into a State Aid Commitment Deed with HM Treasury at the time of the initial EC decision and, following the EC’s approval of amendments to the restructuring plan in April 2014, the company entered into a revised State Aid Commitment Deed with HM Treasury. In September 2017, the revised State Aid Commitment Deed was amended by a Deed of Variation (as so amended, the “Revised State Aid Commitment Deed”) following the EC’s approval of an alternative remedies package (the “Alternative Remedies Package”) to replace the company’s final outstanding commitment under its State Aid obligations (to divest the business previously known as Williams & Glyn).

On 25 April 2018, the Revised State Aid Commitment Deed was replaced by the Framework and State Aid Deed between the company, HM Treasury and an independent body established to facilitate and oversee the delivery of the Alternative Remedies Package (the “Independent Body”). Under the Framework and State Aid Deed, the company agrees to do all acts and things necessary to ensure that HM Treasury is able to comply with its obligations under any EC decision approving State Aid to the company, including under the Alternative Remedies Package.

Pursuant to the Framework and State Aid Deed, the company has committed: (i) £425 million into a fund for eligible bodies in the UK banking and financial technology sectors to develop and improve their capability to compete with the company in the provision of banking services to small and medium-sized enterprises (“SMEs”) and develop and improve the financial products and services available to SMEs (the “Capability and Innovation Fund”); and (ii) £275 million to eligible bodies to help them incentivise SME banking customers within the division of the company previously known as Williams & Glyn to switch their business current accounts and loans to the eligible bodies (the “Incentivised Switching Scheme”). The company has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the Incentivised Switching Scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the Incentivised Switching Scheme not be sufficient, the company may be required to make a further contribution, capped at £50 million. The Independent Body will distribute funds from the Capability and Innovation Fund and implement the Incentivised Switching Scheme.

Under the Framework and State Aid Deed, the company also agreed to indemnify the Independent Body and HM Treasury, up to an amount of £320 million collectively to cover liabilities that may be incurred in implementing the Alternative Remedies Package. The provisions of the indemnity to the Independent Body are set out in the Framework and State Aid Deed and the provisions of the indemnity to HM Treasury are set out in a separate agreement between the company and HM Treasury, described under “Deed of Indemnity” below.

RBS – Annual Report on Form 20-F 2019	303

Material contracts

The Framework and State Aid Deed also provides that if the EC adopts a decision that the UK Government must recover any State Aid (a “Repayment Decision”) and the recovery order of the Repayment Decision has not been annulled or suspended by the General Court or the European Court of Justice, then the company must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

Deed of Indemnity

In the context of the Framework and State Aid Deed, the company entered into a Deed of Indemnity with HM Treasury on 25 April 2018, pursuant to which the company agreed to indemnify HM Treasury to cover liabilities that may be incurred in implementing the Alternative Remedies Package, as described under “Framework and State Aid Deed” above.

Trust Deed

In the context of the Framework and State Aid Deed, the company entered into a Trust Deed with the Independent Body on 25 April 2018, to set up a trust to administer the funds committed by the company under the Framework and State Aid Deed for the Alternative Remedies Package.

State Aid Costs Reimbursement Deed

Under the 2009 State Aid Costs Reimbursement Deed, the company has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval.

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

Memorandum of Understanding Relating to The Royal Bank of Scotland Group Pension Fund

On 16 April 2018 the company entered into a Memorandum of Understanding (the “MoU”) with the trustee of The Royal Bank of Scotland Group Pension Fund (the “Group Fund”), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018).

In addition, the MoU also provided clarity on the additional related funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to RBS shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax).

On 28 September 2018, the implementation of the MoU was documented through a Framework Agreement entered into between the company and the trustee of the Group Fund.

RBS – Annual Report on Form 20-F 2019	304

Shareholder information

Financial calendar

Dividends

Payment dates

Cumulative preference shares	31 May and 31 December 2020

Non-cumulative preference shares	31 March, 30 June, 30 September and 31 December 2020

Ordinary shares	4 May 2020

Ex dividend date
Cumulative preference shares	30 April and 3 December 2020

Ordinary shares	26 March 2020

Record date
Cumulative preference shares	1 May and 4 December 2020

Ordinary shares	27 March 2020

Annual General Meeting	29 April 2020
RBS Conference Centre
RBS Gogarburn
Edinburgh, EH12 1HQ

Interim results	31 July 2020

Shareholder enquiries

You can check your shareholdings in the company by visiting the Shareholder centre section of our website, www.rbs.com and clicking the Managing your shareholding tab. You will need the shareholder reference number printed on your share certificate or tax voucher to access this information.

You can use the website for shareholding and outstanding payment enquiries and to change your address or download forms. You can also sign up to E-Comms and choose to receive an email notification when shareholder communications become available instead of paper communications.

You can also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC

The Pavilions

Bridgewater Road

Bristol BS99 6ZZ

Telephone: +44 (0)370 702 0135

Fax: +44 (0)370 703 6009

Website: www-uk.computershare.com/investor.contactus

Braille and audio Strategic report with additional information

Shareholders requiring a Braille or audio version of the Strategic report with additional information should contact the Registrar on +44 (0)370 702 0135.

RBS – Annual Report on Form 20-F 2019	305

Shareholder information

ShareGift

The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme, is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity.

If you are a UK taxpayer, donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes. You may be able to claim UK income tax relief on gifted shares and can do so in various ways. Further information can be obtained from HM Revenue & Customs.

Should you wish to donate your shares to charity please contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation

4th Floor Rear, 67/68 Jermyn Street, London, SW1Y 6NY

Telephone: +44 (0)20 7930 3737

Website: www.sharegift.org

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

Clone firms

A ‘clone firm’ uses the name, firm registration number (FRN) and address of a firm or individual who is FCA authorised. The scammer may claim that the genuine firm’s contact details on the FCA Register (Register) are out of date and then use their own details, or copy the website of an authorised firm, making subtle changes such as the phone number. They may claim to be an overseas firm, which won’t always have full contact and website details listed on the Register.

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

It is strongly advised that you seek independent professional advice before making any investment

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

Find out more at www.fca.org.uk/scamsmart

RBS – Annual Report on Form 20-F 2019	306

Shareholder information

Analysis of ordinary shareholders

		Number of
		shares
At 31 December 2019	Shareholdings	- millions	%
Individuals	176,739	98.7	0.8
Banks and nominee companies	4,821	11,883.7	98.3
Investment trusts	43	0.1	—
Insurance companies	2	0.3	—
Other companies	458	58.9	0.5
Pension trusts	20	—	—
Other corporate bodies	71	52.2	0.4
	182,154	12,093.9	100.0
Range of shareholdings:
1 - 1,000	157,364	38.2	0.3
1,001 - 10,000	23,055	52.6	0.4
10,001 - 100,000	969	28.5	0.2
100,001 - 1,000,000	464	163.1	1.4
1,000,001 - 10,000,000	230	772.2	6.4
10,000,001 and over	72	11,039.3	91.3
	182,154	12,093.9	100.0

Trading market

Non-cumulative dollar preference shares

The following series of American Depositary shares (ADSs) representing non-cumulative preference shares issued in the US were outstanding at 31 December 2019:

Date of issue	Series of ADS	Number of ADSs/non-cumulative preference shares in issue	Number of registered holders
4 October 2007	U	10,130	1

The ADSs set out above represents the right to receive one corresponding preference share, and is evidenced by an American Depository Receipt (ADR) and is listed on the New York Stock Exchange, a subsidiary of NYSE Euronext (NYSE).

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

ADSs representing ordinary shares

In October 2007, the company listed ADSs, each representing one ordinary share nominal value 25p each (or a right to receive one ordinary share), and evidenced by an ADR or uncertificated securities, on the NYSE under the symbol ‘RBS’. With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares.

Following a sub-division and one-for-ten consolidation of RBS’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares.  As at 31 December 2019, 54 million ordinary ADSs were outstanding.

The ordinary ADSs were issued pursuant to a Deposit Agreement, among the company, The Bank of New York Mellon, as depository, and all owners and holders from time to time of ordinary ADSs issued thereunder. The ordinary shares of the company are listed and traded on the London Stock Exchange under the symbol ‘RBS’. All ordinary shares are deposited with the principal London office of The Bank of New York Mellon, as custodian for the depository.

RBS – Annual Report on Form 20-F 2019	307

Shareholder information

Dividend history

Preference dividends

	2019	2019	2018	2017	2016	2015
Amount per share	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01
-Series F (1)	—	—	—	1.13	1.53	1.25
-Series H (1)	—	—	—	0.97	1.34	1.19
-Series L (1)	—	—	—	0.77	1.06	0.94
-Series M (2)	—	—	—	—	—	0.60
-Series N (2)	—	—	—	—	—	0.60
-Series P (2)	—	—	—	—	—	0.59
-Series Q (2)	—	—	—	—	—	0.63
-Series R (2)	—	—	—	—	0.71	0.99
-Series S (2)	—	—	1.14	1.28	1.22	1.06
-Series T (2)	—	—	—	—	0.84	1.17
-Series U (2)	4,841	3,800	3,475	6,741	5,637	4,912
Non-cumulative convertible preference shares of US$0.01
-Series 1 (1)	—	—	—	71.99	67.28	59.66
Non-cumulative preference shares of €0.01
-Series 1 (2)	—	—	44.65	48.98	46.94	38.64
-Series 2 (2)	—	—	65.18	44.72	40.00	37.27
-series 3 (2)	—	—	823	3,504	3,033	2,533
Non-cumulative convertible preference shares of £0.01
-Series 1 (1)	—	—	—	73.87	73.87	73.87
Non-cumulative preference shares of £1
-Series 1 (1)	—	—	27.41	26.67	28.60	29.04

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

Ordinary dividends

In 2019 RBS paid an interim dividend of £241 million, or 2.0p per ordinary share (2018 - £241 million, or 2.0p per ordinary share) and a special dividend of £1,449 million, or 12.0p per ordinary share (2018 – nil). In addition, the company announced that the directors have recommended a final dividend of £364 million, or 3.0p per ordinary share (2018 – £422 million, or 3.5p per ordinary share), and a further special dividend of £606 million, or 5.0p per ordinary share (2018 – £904 million, or 7.5p per ordinary share), which are both subject to shareholders’ approval at the Annual General Meeting on 29 April 2020.

If approved, payment will be made on 4 May 2020 to shareholders on the register at the close of business on 27 March 2020. The ex-dividend date will be 26 March 2020.

RBS – Annual Report on Form 20-F 2019	308

Shareholder information

Taxation of US Holders

The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares, ADSs representing ordinary shares (ordinary ADSs) or ADSs representing non-cumulative dollar preference shares (preference ADSs) by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ordinary ADSs or preference ADSs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares, ordinary ADSs or preference ADSs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares, ordinary ADSs or preference ADSs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address all of the tax consequences that may be relevant to a US Holder in light of its particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, ordinary ADSs or preference ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, persons required for US federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”), entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the stock of the company by vote or value.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Taxation Treaty”), are based on those laws and practices as in force and as applied in practice on the date of this report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of ordinary shares, ordinary ADSs or preference ADSs by consulting their own tax advisers.

The following discussion assumes that the company was not a passive foreign investment company for the taxable year ended 31 December 2019 - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 310.

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

RBS – Annual Report on Form 20-F 2019	309

Shareholder information

A US Holder will, upon the sale or other disposition of an ordinary share, an ordinary ADS or a preference ADS, or upon the redemption of preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding, in the case of preference ADSs, any amounts attributable to declared but unpaid dividends, which will generally be treated as dividends for U.S. federal income tax purposes and excluding, in the case of a redemption, any amount otherwise treated as essentially equivalent to a dividend for US federal income tax purposes) and the US Holder’s tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) is attributable to assets that produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2019 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company’s possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares, ordinary ADSs or preference ADSs.

If the company were to be treated as a PFIC for any taxable year during which a US Holder owns ordinary shares, ordinary ADSs or preference ADSs, US Holders would generally be subject to adverse US federal income tax consequences and certain reporting obligations. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company’s ordinary shares, ordinary ADSs or preference ADSs.

Information reporting and backup withholding

Payments on, and proceeds from the sale or disposition of, ordinary shares, ordinary ADSs or preference ADSs that are made within the United States or through certain U.S-related financial intermediaries may be subject to information reporting and backup withholding unless (i) the US Holder is an exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Foreign financial assets reporting

Certain US Holders who are individuals (and certain entities controlled by individuals) may be required to report information relating to the company’s securities, or non-U.S. accounts through which such securities are held. US Holders are urged to consult their tax advisers regarding the application of these rules in their particular circumstances.

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

RBS – Annual Report on Form 20-F 2019	310

Shareholder information

Memorandum and Articles of Association

The company’s Memorandum and Articles of Association as in effect at the date of this Annual Report are registered with the Registrar of Companies of Scotland.

The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report on Form 20-F and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The current Articles were adopted on 28 April 2010. The Articles were updated primarily to reflect the coming into force of the remaining provisions of the 2006 Act and the implementation of the Shareholder Rights Directive in the UK.

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

RBS – Annual Report on Form 20-F 2019	311

Shareholder information

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

RBS – Annual Report on Form 20-F 2019	312

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

In October 2015, HMT converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each.

RBS – Annual Report on Form 20-F 2019	313

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

RBS – Annual Report on Form 20-F 2019	314

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

Definitions in relation to this Dividend Access Share subsection

“Bonus Issue” means a bonus issue of Series 1 Class B Shares to the holder of the Series 1 Dividend Access Share,

“DAS Retirement Dividend Amount” means £1,500,000,000 (subject to increase)

“Independent Financial Adviser” means an independent financial institution appointed by the company and approved by HM Treasury.

“Ordinary Share Bonus Issue” means a bonus issue of fully paid ordinary shares to holders of ordinary shares in lieu of a dividend.

“Parity Securities” means ordinary shares, Series 1 class B Shares and any other securities of the company or its subsidiary undertakings which rank pari passu with the ordinary shares, and/or Series 1 Class B Shares on a return of capital on a winding up, either issued by the company or issues by a subsidiary undertaking of the company with terms attached which benefit from a guarantee or support agreement entered into by the company which ranks pari passu with ordinary shares, and/or Series 1 Class B Shares on a return of capital on a winding up.

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

RBS – Annual Report on Form 20-F 2019	315

Shareholder information

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

RBS – Annual Report on Form 20-F 2019	316

Shareholder information

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

(ii)   any such holder present in person or by proxy may demand a poll

RBS – Annual Report on Form 20-F 2019	317

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

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, we file reports and other information with the SEC. The SEC’s website, at http://www.sec.gov, and our website, at http://www.rbs.com, contain reports and other information in electronic form that we have filed. Except for SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus, none of the information on or that can be access through our website is part of this prospectus supplement or the accompanying prospectus. You may also request a copy of any filings referred to below (other than exhibits not specifically incorporated by reference) at no cost, by contacting us at RBS Gogarburn, P.O. Box 1000, Edinburgh EH12 1HQ, Scotland. Telephone +44 (0) 131 626 0000.

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

RBS – Annual Report on Form 20-F 2019	318

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

Telephone: +1 201 680 6825 (International)

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Corporate Governance and Regulatory Affairs

The Royal Bank of Scotland Group plc

PO Box 1000

Gogarburn Edinburgh EH12 1HQ

Telephone: +44 (0)131 556 8555

Investor Relations

250 Bishopsgate London EC2M 4AA

Telephone: +44 (0)207 672 1758

Facsimile: +44 (0)207 672 1801

Email: investor.relations@rbs.com

Registered office

36 St Andrew Square

Edinburgh EH2 2YB

Telephone: +44 (0)131 556 8555

Registered in Scotland No. SC45551

Website

rbs.com

SEC website

More information is available on the SEC website at: sec.gov

RBS – Annual Report on Form 20-F 2019	319

Shareholder information

Principal offices

The Royal Bank of Scotland Group plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

Telephone: +44 (0)131 626 0000

NatWest Markets Plc

250 Bishopsgate, London, EC2M 4AA, England

The Royal Bank of Scotland plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

250 Bishopsgate, London EC2M 4AA

National Westminster Bank Plc

250 Bishopsgate, London, EC2M 4AA, England

Ulster Bank Limited

11-16 Donegall Square East,

Belfast, Co Antrim, BT1 5UB, Northern Ireland

Ulster Bank Ireland DAC

Ulster Bank Group Centre,

George’s Quay

Dublin 2, D02 VR98

NatWest Markets Group Holdings Corp.

251 Little Falls Drive

Wilmington, DE, 19808

Coutts & Company

440 Strand, London WC2R 0QS, England

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street

St Helier, JE4 8PJ

RBS – Annual Report on Form 20-F 2019	320

Shareholder information

Exhibit Index

1.1

Memorandum and Articles of Association of The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit 1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (File No. 1-10306))

2.1

Form of Deposit agreement among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder (previously filed and incorporated by reference to Exhibit 1 to the Group’s Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007))

2.2

Form of American Depositary Receipt for ordinary shares of the par value of £1 each (previously filed and incorporated by reference to the prospectus filed pursuant to Rule 424(b)(3) (filed on 7 June 2012) relating to the Group’s Registration Statement on Form F-6 (Registration No. 333-144756) (filed on 20 July 2007))

2.3

Letter dated 12 May 2008 from The Bank of New York Mellon as Depository to The Royal Bank of Scotland Group plc relating to the Prerelease of American Depository Receipts (previously filed and incorporated by reference to Exhibit 2.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 (File No. 1-10306))

2.4

Neither The Royal Bank of Scotland Group plc nor NatWest Markets plc is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. Each of The Royal Bank of Scotland Group plc and NatWest Markets plc hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission

2.5	Description of Securities Registered under Section 12 of the Exchange Act
4.1	Service agreement for Alison Rose-Slade, Group Chief Executive, dated 31 October 2019
4.2

Service agreement for Ross McEwan, former Group Chief Executive, dated 30 September 2013 (previously filed and incorporated by reference to Exhibit 4.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 (file No. 1-10306))

4.3

Service Agreement for Katie Murray, Chief Financial Officer, dated 1 February 2019 (previously filed and incorporated by reference to Exhibit 4.2 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.4

Letter of Appointment for Howard Davies, Non-Executive Director and Chairman, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.5

Letter of Appointment for Michael Rogers, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.4 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.6

Letter of Appointment for Frank Dangeard, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.5 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.7

Letter of Appointment for Mark Seligman, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.8

Letter of Appointment for Dr. Lena Wilson, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.7 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.9

Letter of Appointment for Patrick Flynn, Non-Executive Director, dated 26 April 2018 (previously filed and incorporated by reference to Exhibit 4.8 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.10

Letter of Appointment for Alison Davis, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.9 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.11

Letter of Appointment for Brendan Nelson, former Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.10 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.12

Letter of Appointment for Morten Friis, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.13

Letter of Appointment for Robert Gillespie, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.14

Letter of Appointment for Baroness Sheila Noakes, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.13 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.15

Standard Terms of Appointment for Non-Executive Directors (previously filed and incorporated by reference to Exhibit 4.14 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.16

Form of Deed of Indemnity for Directors (previously filed and incorporated by reference to Exhibit 4.15 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.17

Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated 26 January 2016 (previously filed and incorporated by reference to Exhibit  4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306))

4.18

Framework Agreement dated 28 September 2018 relating to the Royal Bank of Scotland Group Pension Fund (previously filed and incorporated by reference to Exhibit 4.16 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.19(1)

Acquisition and contingent capital agreement dated 26 November 2009 among The Royal Bank of Scotland Group plc and The Commissioners of Her Majesty’s Treasury (previously filed and incorporated by reference to Exhibit  4.19 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306))

4.20(1)

State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit  4.25 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306))

4.21(1)

Framework and State Aid Deed dated 25 April 2018, among The Commissioners of Her Majesty’s Treasury, Banking Competition Remedies Limited and The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit 4.19 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.22(1)

Trust Deed dated 25 April 2018, between the Banking Competition Remedies Limited and The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit 4.20 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.23(1)

Deed of Indemnity dated 25 April 2018, between The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (previously filed and incorporated by reference to Exhibit 4.21 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.24

Relationship Agreement, dated 7 November 2014 among Her Majesty’s Treasury and The Royal Bank of Scotland Group plc (Previously filed and incorporated by reference to Exhibit  4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (File No. 1-10306))

4.25

Share Purchase Deed dated 7 February 2019 between The Royal Bank of Scotland Group Plc and The Commissioners of Her Majesty’s Treasury (previously filed and incorporated by reference to Exhibit 4.15 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

8.1	Principal subsidiaries of The Royal Bank of Scotland Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm (Ernst & Young LLP)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

Note:

(1)        Confidential treatment has been granted

Exhibits

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Katie Murray

Group Chief Financial Officer

27 February 2020