Form 20-F
period 2020-12-31
NatWest Group plc
filed 2021-03-05
CIK 844150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number: 001-10306

NATWEST GROUP plc

(Exact name of Registrant as specified in its charter)

United Kingdom

(Jurisdiction of incorporation)

Gogarburn, PO Box 1000, Edinburgh EH12 1HQ, United Kingdom

(Address of principal executive offices)

Jan Cargill, Chief Governance Officer and Company Secretary,

Tel: +44 (0) 370 702 0135, Fax: +44 (0) 131 626 3081

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Trading
Title of each class	Symbol (s)	Name of each exchange on which registered
American Depositary Shares, each representing 2 ordinary shares, nominal value £1 per share	RBS	New York Stock Exchange
Ordinary shares, nominal value £1 per share		New York Stock Exchange*
American Depositary Shares, Series U, each representing 1 Non-cumulative Dollar Preference Share, Series U	RBS	New York Stock Exchange
Dollar Perpetual Regulatory Tier 1 Securities	RBSP1	New York Stock Exchange
6.125%Senior Notes due 2021	RBS21	New York Stock Exchange
3.875% Senior Notes due 2023	RBS23B	New York Stock Exchange
6.125%Subordinated Tier 2 Notes due 2022	RBS22	New York Stock Exchange
6.000%Subordinated Tier 2 Notes due 2023	RBS23A	New York Stock Exchange
6.100%Subordinated Tier 2 Notes due 2023	RBS23	New York Stock Exchange
5.125%Subordinated Tier 2 Notes due 2024	RBS24	New York Stock Exchange
3.754%Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2029	RBS29A	New York Stock Exchange
3.032%Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2035	NWG35	New York Stock Exchange
3.498%Fixed Rate / Floating Rate Senior Notes due 2023	RBS23D	New York Stock Exchange
4.519%Fixed Rate / Floating Rate Senior Notes due 2024	RBS23A	New York Stock Exchange
2.359%Callable Fixed-to-fixed Reset Rate Green Senior Notes due 2024	RBS24C	New York Stock Exchange
4.269%Fixed Rate / Floating Rate Senior Notes due 2025	RBS25	New York Stock Exchange
3.073%Callable Fixed-to-fixed Reset Rate Senior Notes due 2028	RBS28	New York Stock Exchange
4.892%Fixed Rate / Floating Rate Senior Notes due 2029	RBS29	New York Stock Exchange
5.076%Fixed Rate / Floating Rate Senior Notes due 2030	RBS30	New York Stock Exchange
4.445%Fixed Rate / Floating Rate Senior Notes due 2030	RBS30A	New York Stock Exchange
Senior Floating Rate Notes due 2023	RBS23C	New York Stock Exchange
Senior Floating Rate Notes due 2024	RBS24B	New York Stock Exchange

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2020 Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2021 Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025 Irish Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025 London Stock Exchange

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2027 London Stock Exchange

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1 each	12,129,165,477
11% cumulative preference shares	500,000
5½% cumulative preference shares	400,000
Non-cumulative dollar preference shares, Series U	10,130

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

(Check one):

Large accelerated filer    ☒    Accelerated filer  ☐     Non-Accelerated filer  ☐      Emerging growth company☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new ore revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issues by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐   Item 17        ☐  Item 18

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒   Yes     ☐   No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes     ☒   No

 ItemPages 1Identity of Directors, Senior Management and Offer Statistics and Expected TimetableNot applicable 3 7 Financial Information Consolidated statements and other financial information Significant changes 9 Expenses of the issue Additional information Quantitative and Qualitative Disclosure about Description of Securities other than Equity

SEC Form 20-F cross reference guide ItemPages [Reserved] Exemptions from the Listing StandardsNot applicabl 16ePurchases of Equity Securities by the Issuer and Change in Registrant’s Certifying AccountantNot ap Mine Safety DisclosureNot applicable PART III Financial StatementsNot applicable

Forward looking statements Cautionary statement regarding forward-looking stat Certain sections in this document contain ‘forward-such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘be at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may particular, this document includes forward-looking profitability and performance, including financial including in relation to sustainable financing and relation to the refocusing of its NWM franchise and Limitations inherent to forward-looking statements These statements are based on current plans, expect Important factors that could affect the actual outc We caution you that a large number of important fac

Presentation of information Western European Corporate Portfolio In order to best serve its customers in an efficien corporate portfolio, principally including term fun Markets Plc or its subsidiaries. Some or all of the Plc. The timing and quantum of such transfers is un

Non-IFRS financial information As described in the Accounting policies, NatWest Group prepares its financial statements in accordance with the basis set out in the accounting policies, page 263 which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include: Performance metrics not defined under IFRS(1) Note: (1) Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules. Recent developments [Placeholder]

NatWest Group plc Summary Risk Factors Principal risks and uncertainties Set out below is a summary of the principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 347 to 366 of this report on Form 20-F and should be read together with NatWest Group’s other public disclosures. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects. The current COVID-19 pandemic may exacerbate any of the risks described below. Risks relating to the COVID-19 pandemic The effects of the COVID-19 pandemic on the UK, global economies and financial markets, and NatWest Group’s customers, as well as its competitive environment may continue to have a material adverse effect on NatWest Group’s business, results of operations and outlook. The adverse impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties and the implementation of support schemes in response of the COVID-19 pandemic has increased NatWest Group’s exposure to counterparty risk, which may adversely affect its business, results of operations and outlook. The COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and to achieve its strategic objectives. The COVID-19 pandemic has heightened NatWest Group’s operational risks as many of its employees are working remotely which may also adversely affect NatWest Group’s ability to maintain effective internal controls. The effects of the COVID-19 pandemic could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements. NatWest Group’s results could be adversely affected if the effects of the COVID-19 pandemic or other events trigger the recognition of a goodwill impairment. Economic and political risk Continuing uncertainty regarding the effects of the UK’s withdrawal from the European Union may continue to adversely affect NatWest Group and its operating environment. NatWest Group faces increased political and economic risks and uncertainty in the UK and global markets. Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results. HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of securities issued by NatWest Group. Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position. Strategic risk NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes. NatWest Group is in the process of refocusing its NWM franchise, which entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated. Financial resilience risk NatWest Group may not meet targets and be in a position to continue to make discretionary capital distributions (including dividends to shareholders). NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption. NatWest Group has significant exposure to counterparty and borrower risk. NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options. NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate. NatWest Group may not be able to adequately access sources of liquidity and funding. Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding. NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests. NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models. NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions. Changes in accounting standards may materially impact NatWest Group’s financial results. The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties. NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

NatWest Group plc Summary Risk Factors continued Climate and sustainability-related risks NatWest Group and its customers may face significan adversely impact NatWest Group. NatWest Group’s Purpose-led Strategy includes one a business of NatWest Group which entails significant Any failure by NatWest Group to implement effective There are significant uncertainties inherent in acc A failure to adapt NatWest Group’s business strateg Any reduction in the ESG ratings of NatWest Group c Increasing levels of climate, environmental and sus NatWest Group may be subject to potential climate, Operational and IT resilience risk Operational risks (including reliance on third part businesses. NatWest Group is subject to increasingly sophistica NatWest Group operations and strategy are highly de NatWest Group’s operations are highly dependent on NatWest Group relies on attracting, retaining and d employee relations. A failure in NatWest Group’s risk management framew NatWest Group’s operations are subject to inherent Legal, regulatory and conduct risk NatWest Group’s businesses are subject to substanti NatWest Group is subject to various litigation matt undertakings, including conduct-related reviews, an to predict, and which could have an adverse effect NatWest Group may not effectively manage the transi NatWest Group operates in jurisdictions that are su The cost of implementing the Alternative Remedies Package (‘ARP’) could be more onerous than anticipat Changes in tax legislation or failure to generate f by NatWest Group.

Strategic report 2020 highlights and progress Approval of Strategic Report Building a purpose-led bank 19 February 2021 ChairmanHoward Davies Executive directorsAlison Rose (Group CEO) Katie Murray (Group CFO) Non-executive directorsFrank DangeardYasmin Jetha Patrick FlynnMike Rogers Morten FriisMark Seligman Robert GillespieLena Wilson Our stakeholders Risk management Governance and compliance

Our 2020 reporting suite Our 2020 reporting suite. Our 2020 reporting suite brings together NatWest Group’s financial, non-financial and risk performance for the year. The reports are designed primarily to meet the expectations of our investors and debt holders (including green, social and sustainability (GSS) bonds), as well as regulators, ESG conscious investors and our wider stakeholders, including customers, colleagues and society more broadly. The main reports within this suite and their focus areas are detailed below. Reports All contained within this document Company announcement and Financial supplement Our latest company information including our financial performance for the year with a focus on key metrics and measurement. The financial supplement provides key financial performance data for the nine quarters ended 31 December 2020. Climate-related disclosures report Details our progress in 2020 on our climate ambitions including an overview of our approach to climate related strategy, scenario analysis, risk management and metrics. ESG supplement Provides an overview of Our Purpose in action and key environmental, social and governance matters including progress in 2020. Due to be published in March 2021. Pillar 3 report Focuses on our regulatory reporting requirements and provides an explanation of our risk profile, including our capital adequacy, risk appetite and risk management. natwestgroup.com

2020 highlights and progress A relationship bank for a digital world. We champion potential; breaking down barriers and building financial confidence so the 19 million people, families and businesses we serve in communities throughout the UK and Ireland can rebuild and thrive. If our customers succeed, so will we. DOING THE RIGHT THING Our Purpose We champion potential, helping people, families and business to thrive Areas of Focus There are three focus areas of Our Purpose where we can make a meaningful contribution to our customers, colleagues and communities. Our Strategy Our strategy is to deliver on Our Purpose and drive sustainable returns to shareholders through four strategic priorities. NatWest Group is the largest business and commercial bank in the UK, with a leading retail business. We are the biggest Supporting customers at every stage of their lives Simple to deal with Powered by innovation and partnerships Sharpened capital allocation Climate Leading the climate challenge Learning Building financial capability Enterprise Removing barriers to enterprise supporter of the business sector – banking around 1 in 4 businesses across the UK and Ireland, from start-ups to multi-nationals. We are closely connected to our 19 million customers across the UK and Ireland; through a comprehensive range of banking and financial services, and a strong local and regional footprint. This connection to customers and communities builds our trust and knowledge; enabling us to support our customers effectively, throughout their lives as their financial needs and priorities evolve. We champion their potential, by helping to identify and break down the barriers they may be facing. During this period of economic uncertainty and disruption, we have stepped up to support our customers in faster, more personal and digitally-enabled ways. Guided by our purpose and strategy, we have the proven intent and means to deepen our customer relationships, grow our business, balance the needs of all our stakeholders, and drive long-term, sustainable returns for our shareholders. In an ever-changing world it has never been more important to stand for something. Our Purpose is our North Star – it is the cornerstone of everything we do. It recognises that our business is made up of a network of relationships with multiple stakeholders with different interests. We know relationships run deeper than transactions and that we need to consider the interests of all our stakeholders. In 2020, Our Purpose could be seen in action, as we stepped up quickly to put in place extraordinary measures to support our customers, colleagues and communities through the COVID-19 pandemic. There are three focus areas of Our Purpose where we can make a meaningful contribution to our customers, colleagues and communities: climate, enterprise and learning. We will lead the fight against climate change by playing an active role in the transition to a low-carbon economy. As the champion of businesses in the UK and Ireland we will remove barriers to enterprise and help the economy build back better. And we will build financial capability by helping those who want to take control of their finances and their futures to make the most of their money. The strength of our culture underpins everything we do. We deliver on our promises and live by our values as one bank; serving customers, working together, doing the right thing and thinking long-term. Our strategy is to deliver on Our Purpose and drive sustainable returns to shareholders through four strategic priorities. We will support our customers at every stage of their lives by being more relevant to them and by building deeper relationships as we evolve our propositions to meet their needs throughout their lives. We will be much simpler as a bank and much simpler to deal with for our customers, through a focus on great customer service technology and improving customer journeys. We will be powered by innovation and partnerships by using new technology and digital expertise to deliver an excellent customer experience – harnessing our internal knowledge and experience and partnering with leading external organisations around the world. We will allocate our capital better to drive growth and optimise returns from a safe and secure base. We will deliver these priorities from a strong balance sheet and capital generative businesses, which give us the necessary flexibility to navigate an uncertain outlook, to support our customers, and deliver sustainable returns to shareholders.

2020 highlights and progress 2020 financial performance. The past year presented some extraordinary challenges for our customers, colleagues and communities. We provided exceptional levels of support to those who needed it, including the approval of over £14 billion of lending under UK Government schemes, demonstrating that we have truly put Our Purpose at the heart of this business. Being purpose-led isn’t just the right thing to do, it has a powerful commercial imperative and is fundamental to building sustainable value in our business. Despite reporting a loss for the year, NatWest Group delivered a resilient underlying performance in a challenging operating environment. The bank continued to grow in key areas such as mortgages and commercial lending and our balance sheet remains strong, with one of the highest capital ratios amongst our UK and European peers. We have today announced our intention to pay a final dividend whilst reaffirming our commitment to regular capital returns for shareholders in the future. We cannot be certain of the long-term impact of the pandemic. But we can be certain that our bank will continue to support those who need it most as we build back better. By championing potential and helping people, families and businesses to rebuild and thrive, we will succeed together. Alison Rose Group Chief Executive Officer Strategic Report Financial performance Total income decreased by £3,457 million, or 24.3%, compared with 2019. Excluding notable items (2020 – £(384) million; 2019 – £2,115 million) income decreased by £958 million, or 7.9%, due to reductions across the retail and commercial businesses, partially offset by higher NatWest Markets income reflecting increased customer activity as the market reacted to the spread of the COVID-19 virus.

2020 highlights and progress 2020 progress against our four strategic priorities. Simple to deal with Through simplification and driving efficiency, we will be much simpler as a bank, improving both customer experience and colleague engagement. Customer journeys account for c.30% of our cost base, simplifying and automating customer journeys makes us simpler to deal with and reduces our operating costs. 58% of our customers exclusively use digital channels to interact with us. 2019: 46% Net trust scores 6944 NatWestRoyal Bank of Scotland NatWest and and Royal Bank of Scotland improved, but targets missed by 1 point and 17 points respectively. 2019: 6239 Powered by innovation and partnerships By harnessing our internal knowledge and partnering with leading external organisations, we will use new technology and digital expertise to deliver an excellent customer experience.

2020 highlights and progress Sharpened capital allocation We will use and allocate our capital better to drive growth and optimise returns from a safe and secure base. Liquidity coverage ratio Return on tangible equity % % % The CET1 ratio of 18.5%, was 230 basis points higher than 2019, including c.100 basis points related to IFRS 9 transitional relief. The liquidity coverage ratio (LCR) of 165%, representing £72.1 billion headroom above 100%, increased by 13 percentage points in comparison to 2019. RWAs decreased by £8.9 billion in comparison to 2019, including a £11.0 billion reduction in NatWest Markets to £26.9 billion, partially offset by volume growth across the retail and commercial businesses with minimal levels of procyclical credit risk inflation. Note: (1) Excludes 2019 final dividend per share of 3p and special dividend per share of 5p proposed but not paid due to restrictions placed on UK banks by the PRA. Supporting customers at every stage of their lives Building deeper relationships and evolving our propositions to meet the needs of our customers throughout their lives. £328.8bn of net lending in our retail and commercial businesses, an increase of £20.9 billion. £14.1bn approved through government schemes of which £12.9 billion was drawndown. 258,000 customers helped in 2020 with a mortgage repayment holiday. 2019: £307.9bn2018: £296.7bn Supporting our customers and their financial health through COVID-19. £31.5bn gross new mortgage lending in Retail Banking, a flow share of 13.0%, up from 12.4% in 2019. 2019: £33.3bn2018: £30.4bn £5.0m cash delivered to customers in vulnerable situations. 74,000 payment holidays on business customer accounts.

2020 highlights and progress Chairman’s statement Dear shareholders, It is fair to say that 2020 was a year like no other. Politicians, regulators and industry leaders around the globe had to come together and find urgent solutions to a series of rapidly evolving public health and socio-economic challenges caused by the COVID-19 pandemic. And the United Kingdom left the European Union after nearly 50 years of membership. Effective oversight is especially critical at times like these. At NatWest Group, we quickly established a rhythm of weekly, virtual Board meetings to receive updates from the management team on our response to COVID-19 and how the implementation of Our Purpose was helping to meet the needs of customers. As a Board, we spent a considerable amount of time working to support Alison and her leadership team in the development of the new purpose for NatWest Group that was set out in February last year. Ultimately, however, we will be judged on our actions, not our words. And all of our leaders have measurable objectives specifically mapped to our three key areas of focus. By embedding Our Purpose at the core of our business, we have signalled our intent to deliver not only a sustainable financial performance for shareholders but to make a positive contribution to society. Group name change Last year also saw us change our group name from The Royal Bank of Scotland Group plc to NatWest Group plc. The Board decided that it was the right time to align our parent company name with the brand under which the majority of our business is delivered. Howard Davies Chairman 2020 was a year like no other. Politicians, regulators and industry leaders around the globe had to come together and find urgent solutions to a series of rapidly evolving public health and socio-economic challenges.

2020 highlights and progress We have signalled our intent to deliver not only a sustainable financial performance for shareholders but to make a positive contribution to society. Customers have seen no change to our products and services as a result of our name change and continue to be served through the brands they recognise, including NatWest in England and Wales, Royal Bank of Scotland in Scotland and Ulster Bank in Ireland. And while what we are called is important, it is how we do business that will define us. Outlook Throughout 2020, the UK Government and the Bank of England took unprecedented steps in both monetary and fiscal policy. Substantial government-backed interventions kept entire industries afloat and millions of people in work. These measures were generally welcome and necessary and there has been positive progress in developing and rolling out vaccines. But a return to anything approaching normality will take some time and be very different to what went before. At the last minute, the trade agreement with the European Union avoided a disorderly exit. But there is still a lot of work to do and significant uncertainty persists, particularly in areas such as financial services. It remains to be seen how cross-border entities will be regulated and what level of regulatory equivalence between the UK and EU will be secured. As a largely UK-focused bank, the direct impact of Brexit is not as significant for NatWest Group as it is for banks with larger EU or markets operations. We are as prepared as we can be through our well-capitalised and fully operational entities in the EU. Any wider economic impacts will, however, clearly have implications for the bank’s performance. Our focus continues to be on providing support for our customers as the new UK-EU trading relationship develops. Financial performance It is always disappointing to report a loss, even if our performance in 2020 was largely a reflection of the impact that COVID-19 had on our customers and the economy and the fact that we took a large provision under IFRS9 to cover potential future loan losses as the full impact of the pandemic becomes clearer. We also saw a significant decline in share prices across the UK banking sector, including our own. Again, this was to be expected given the prevailing economic conditions and there was a degree of positive momentum towards the end of the year as a Brexit deal was reached and a vaccination programme put in place. The persistently low interest rate environment and ongoing COVID-19 restrictions will continue to challenge financial performance amongst all UK banks for the foreseeable future. However, despite the tough operating environment, the bank is making good progress against its strategy. We continued to grow in key areas of focus and our strong levels of capital and liquidity mean we are well positioned to navigate the ongoing uncertainty. In spite of numerous lockdowns, 2020 was an extremely busy period for many of our colleagues, most of whom were working at home for much of the year. We received over 100,000 applications for the government-backed Bounce Back Loan Scheme in the five days following its launch. And, by the end of 2020, 22% of our mortgage customers had taken a mortgage repayment holiday at some point during the year. We also kept almost all of our branches open. For our colleagues, pay was protected until the end of September 2020, regardless of the need to take time off for COVID-19 related illness, dependants care, isolation or childcare. But our remuneration needs to reflect the difficult economic circumstances. Most of our colleagues do not receive annual bonuses, but for those who are eligible the overall pool has been cut back sharply by around a third. Sustainable returns In March 2020, following a formal request from the Prudential Regulation Authority (PRA), and in line with all our UK peers, the Board undertook not to make any dividend payments in 2020. We also undertook not to set out any distribution plans or to take part in a share buyback during the course of the year. We understand the actions taken by the regulator given the exceptional circumstances. However, these restrictions were clearly a disappointment for many shareholders and impacted the investability and share price performance of all UK banks. In December 2020, the PRA made the welcome announcement that it was lifting the restrictions on capital returns, subject to certain sensible guardrails. Following

2020 highlights and progress Against this extraordinary backdrop, we provided exceptional levels of support to the customers, colleagues and communities we serve whilst making strong progress against our strategic priorities and protecting the business in the face of significant and ongoing uncertainty. this decision, and having considered a range of factors, we have announced a final dividend of 3 pence per share and, subject to permission from the regulators, we plan to distribute at least £800 million per annum through to 2023 through a combination of ordinary and special dividends, maintaining our 40% pay-out ratio for ordinary dividends. With a CET1 ratio of 18.5% we are operating well above our target ratio of 13 to 14%. In addition to dividends, this gives us the capacity to participate in directed buy backs from the government for up to 4.99% of issued share capital a year. Any buyback of shares will be at the discretion of HM Treasury, but the Board continues to believe that it would be a positive use of our excess capital. Our intention remains to return capital to shareholders or pursue other options that create value and we have now set out a clear guidepath to reach our target CET1 ratio of 13 to 14% by 2023. Board changes and stakeholder engagement During the course of last year, there were a number of changes to the membership of the Board. Baroness Noakes DBE stepped down as a non-executive director in July 2020, with Morten Friis succeeding her as Chairman of the Group Board Risk Committee. Alison Davis stepped down as a non-executive director in March 2020. Yasmin Jetha was re-appointed as a non-executive director on 1 April 2020 and succeeded Alison as Chairman of the Technology and Innovation Committee as well as becoming a member of the Group Sustainable Banking Committee. I would like to thank Baroness Noakes and Alison Davis for their outstanding contributions to the Board over many years. I would also like to welcome Yasmin back to the Board and thank all of my colleagues for their continued dedication in the face of extremely challenging circumstances. Improving the quality and frequency of engagement with all our stakeholders, including our shareholders, remains a priority for the Board. During the course of last year we held virtual events for retail shareholders and Board sessions with institutional shareholders. A number of Board members also met colleagues in Colleague Advisory Panel meetings, chaired by Board Member, Lena Wilson, to hear their views directly. Conclusion We could not have imagined that Our Purpose-led approach would be put to the test so soon after it was announced in February last year. In the space of just a few weeks, the UK was in lockdown. Large parts of our economy came to a complete standstill and many of our customers urgently needed our help. Against this extraordinary backdrop, we provided exceptional levels of support to the customers, colleagues and communities we serve whilst making strong progress against our strategic priorities and protecting the business in the face of significant and ongoing uncertainty. Focus We continue to grow in key areas of focus and our strong levels of capital and liquidity mean we are well positioned to navigate the ongoing uncertainty.

2020 highlights and progress Supporting female entrepreneurs As the leading bank for UK business, we know that we have a crucial role to play in removing the barriers that women face when starting and scaling up their businesses. Published in 2019, the Rose Review, led by our CEO Alison Rose, demonstrated that removing these barriers could add £250 billion to the UK economy. We have over 600 Women in Business Specialists throughout the UK and are committed to using our expertise to support women to start up and grow their businesses. In 2020 we announced £1 billion of Female Entrepreneurship Funding, all of this funding has been allocated and we recently announced a further £1 billion in funding. Since 2018, 43% of entrepreneurs on our free NatWest Accelerator programme have identified as female, and we have teamed up with Be The Business to pilot the Rose Review Female Entrepreneurs Mentoring Programme, a free mentoring service for female entrepreneurs in Leeds and the West of England, with plans to expand in 2021. In response to COVID-19 we pivoted Dream Bigger, our fully-funded programme focused on developing transferable entrepreneurial skills in 16-18 year old females across the UK, to digital delivery. In 2020, the programme supported over 15,000 16-18 year old female entrepreneurs, working with Microsoft, Facebook and Young Enterprise Scotland. In our Experts in Residence partnership with 38 Local Enterprise Partnerships (LEPs), a NatWest expert spends up to 7 hours per week supporting female and diverse business owners. The programme sees us work alongside partners such as Amazon, Facebook, Microsoft and LinkedIn, with activity tailored to the needs of each LEP.

2020 highlights and progress Group Chief Executive Officer’s statement Dear shareholders, The past year presented some extraordinary challenges for our customers, colleagues and communities in the face of an ongoing global health crisis that led to a widespread economic crisis. Throughout the course of the year, we responded at pace, providing exceptional levels of support to those who needed it and demonstrating that we have truly put Our Purpose at the heart of this business. In the face of such trying circumstances, I am proud of the resilience, empathy and kindness exhibited by so many of my colleagues across the bank. We champion potential; breaking down barriers and building financial confidence so the 19 million people, families and businesses we serve in communities up and down the country can rebuild and thrive. But COVID-19 has created opportunities as well as challenges, and it has accelerated a number of underlying trends in customer behaviour, our ways of working and the future shape of our economy. We look forward with renewed hope and positivity and although we cannot be certain of the long-term impact of the pandemic, this bank will continue to serve our customers and support those who need it most. We will succeed together and, as a result, NatWest Group will drive sustainable, long-term returns for our shareholders. Financial performance Despite reporting a loss for the year, NatWest Group delivered a resilient underlying performance through the strength of our core franchises and brands in a challenging operating environment. Our attributable loss of £753 million for 2020 reflects an impairment charge of £3.2 billion, a significant proportion of this impairment charge relates to potential future loan losses under IFRS 9. We continue to experience relatively Alison Rose Group Chief Executive Officer Support Throughout the course of the year, we provided exceptional levels of support to those who needed it and demonstrated that we have truly put Our Purpose at the heart of this business.

2020 highlights and progress Our robust balance sheet and sector-leading capital strength, underpinned by a resilient business with strong capacity for growth, gives us the flexibility to navigate the uncertain outlook, support our customers and deliver sustainable returns to shareholders. low levels of actual default in our lending book, which is well diversified with limited exposure to unsecured loans. Before impairments, NatWest Group made an operating profit of £2.9 billion. At 18.5% our CET1 ratio – the key measure of financial strength – is one of the highest amongst our UK and European peers. This capital strength gives us the flexibility to navigate the continuing uncertainty, return capital to shareholders and consider options for creating shareholder value. In the face of extreme disruption, we made determined progress against the strategy we set out in February 2020 and surpassed our financial targets. We are building a relationship bank for a digital world; a bank that supports customers at every stage of their lives, that is simple to deal with and that is powered by innovation and partnerships, with far sharper capital allocation. In December 2020, we supplemented the organic growth we continue to achieve in mortgages with the acquisition of a £3 billion mortgage book from Metro Bank plc. This was our first significant acquisition since the financial crisis and represented a positive use of our strong capital position in a key area of focus. Championing potential through COVID-19 Colleagues The safety and wellbeing of our colleagues has been, and remains, a priority for the bank throughout the pandemic. We introduced resources to maintain and enhance the physical and mental health of our colleagues, providing access to virtual GPs, the SilverCloud wellbeing platform and free physiotherapy advice. For almost 10,000 keyworker colleagues who have remained on the frontline, all of our offices and branches were made COVID-secure. Around 50,000 colleagues have been working from home since March last year, supported by the delivery of 37,000 tech bundles and over 25,000 chairs and desks. The timing of a phased return to our offices will be led by UK Government guidance and factors such as the progress of vaccinations. We continue to create opportunities for new talent from a range of backgrounds to join our organisation, including through our Social Mobility Apprenticeship Programme – one of the first of its kind in the UK – as well as providing existing colleagues with easy access to the very best learning through the NatWest Group Learning Academy. Customers From the start of the pandemic, it was clear that this was not business as usual. By pivoting our business at pace and collaborating with politicians, regulators and industry leaders, we were able to continue to serve our customers in the face of unprecedented demand. In total, we approved around £14 billion of loans for business customers under the different government schemes in 2020 and provided 258,000 mortgage holidays. We delivered £5.0 million of cash securely to our customers in vulnerable situations and made almost 480,000 calls to check up on them, whilst also introducing a Companion Card that allowed trusted volunteers to pay for their essential goods. Thanks to the extraordinary dedication of our colleagues, we have remained on the high street, supporting our customers and consistently keeping more than 95% of our branches open. We have more than 800 branches and 16,000 physical points of presence, including our ATM network and our relationship with the Post Office. These remain an important part of how we deliver services to our customers. The pandemic has also accelerated trends in how our customers want to bank with us. In particular, we have seen a rapid increase in digital adoption. We now have 9.4 million active digital users and 7.7 million active users of our mobile app. 58% of our retail customer base in the UK now exclusively uses digital channels to interact with us, an increase of 12% compared with 2019. For business customers, we were able to extend over £8 billion of Bounce Back Loans by creating an end to end digital application process within the space of a week. As we responded to COVID-19, we also migrated our enterprise support initiatives to be delivered digitally. Our 12 entrepreneur accelerator hubs held over 1,000 virtual events with 45,782 attendees since the start of lockdown.

2020 highlights and progress Communities As a relationship bank that sits at the heart of communities up and down the country, we have a responsibility to provide support to the most vulnerable people in society. Leveraging existing relationships, part of our Gogarburn HQ was transformed into a food bank distribution hub for the Social Bite, Trussell Trust and Cyrenians charities. We’ve supported these charities to produce over one million meals for those in need since the start of March 2020 and we became a vital distribution network for items such as 240,000 books and education packs, 250,000 items of essential clothing and over 200,000 items of toiletries, masks, hand sanitisers and snacks. Meanwhile, the roof garden at our Coutts office on The Strand donated produce to the Felix Project which delivers surplus food to food banks, schools and charities throughout London. The bank also raised £10 million by match-funding customer donations to the National Emergencies Trust and established a £5 million fund with the Prince’s Trust to help young entrepreneurs during the crisis. Working with SafeLives, we launched a review into how we can better support customers who have been victims of economic abuse and acquired coercive debt and announced a £1 million fund to support survivors of economic and domestic abuse. Our Purpose The COVID-19 pandemic has not distracted us from Our Purpose; we champion potential, helping people, families and businesses to thrive. Nor has it distracted us from the three key areas of focus we set out in February 2020. If anything, it has made them even more important. Our Purpose also has a powerful commercial imperative. If our customers succeed, so will we. By removing barriers, building financial capability, championing equality and helping to tackle climate change, we are determined to pave the way for a better future. Removing barriers to enterprise We are already the largest supporter of UK business, serving around 1 in 4 UK businesses. However, we know that setting up and running a business is harder than it should be for under-represented groups, including for female and Black, Asian and Minority Ethnic-led businesses. We want to remove these barriers. In 2020, as a result of the pandemic, we launched an SME response strategy that supported four million of our current customers to help them survive and thrive through the crisis. At the start of last year, we also created a £1 billion fund aligned to our focus on supporting female entrepreneurs. During the course of 2020, all of this fund was allocated, leading us to announce an additional £1 billion in funding to help support female-led businesses recover from the disruption caused by coronavirus. Building financial capability Developing good habits can help to transform people’s relationships with money, and this has never been more important given the economic disruption we continue to face. We helped 600,000 (1) customers to start saving with us in 2020, with a view to helping two million by 2023. Building financial confidence and capability is especially important for young people. Over the last 26 years, our flagship MoneySense financial education programme has reached more than nine million children in 1 in 3 UK schools and last year we reached more than 2.9 million people though our various financial capability interactions. We also launched Island Saver, the world’s first financial education mobile, console and PC game for children. With more than 2.3 million downloads, it has helped us to engage children from a young age in the importance of managing their money. Leading the climate challenge Climate change is the greatest challenge facing the planet. Tackling it requires collaboration across governments, industries and society. We are determined to play a leading role in driving positive change. In November 2020, we announced that NatWest Group will be one of the Principal Partners and banking sponsor of the 26th UN Climate Change Conference of the Parties (COP26), taking place in Glasgow later this year. There is much more we can do, both to get our own house in order and to help our customers in the transition to a low-carbon economy. We have set ourselves the ambitious goals of at least halving the climate impact of our financing by 2030 and making our own operations climate positive by 2025, having made them net carbon zero in 2020. As a founding signatory to the UN Principles for Responsible Banking we are committed to aligning our strategy with the 2015 Paris Agreement and UN Sustainable Development Goals. In 2020, we helped our business customers with £12 billion of new climate and sustainable financing and funding. We also launched our first ever Green Mortgage in October 2020 and are supporting the drive to decarbonise the UK transportation sector through the Future Mobility Group. Lord Stern was appointed as an independent adviser to NatWest Group to help us achieve our ambitions and James Close as our new Director, Climate Change, to co-ordinate and deliver our climate strategy. Our strategy NatWest Group will be a relationship bank for a digital world. Our strategy is to deliver on Our Purpose and drive sustainable returns to shareholders through our four strategic priorities. Supporting customers at every stage of their lives We will be more relevant to our customers by building deeper relationships and evolving our proposition to meet their needs throughout their lives. We benefit from having strong customer franchises across the business that provide multiple growth opportunities. For example, by bringing together our wealth businesses we can serve our customers better by focusing on the changing financial requirements through each stage of their lifetime. Powered by innovation and partnerships We invest around £1 billion each year to continuously improve our customers’ experience by harnessing our internal expertise and partnering with some of the most innovative companies from around the world. We have already created a strong culture of innovation with the Note: Includes instances where customers had existing savings with other banks and transferred them into their NatWest Group account.

2020 highlights and progress development of customer propositions such as Mettle. We have also partnered with Pollinate to produce the award-winning Tyl. And we established a new relationship with BlackRock to support our investment management processing activity. Simple to deal with We are becoming much simpler as a bank and much simpler to deal with for our customers. As part of our One Bank operating model, we are creating key Centres of Excellence in areas such as climate change, fraud and financial crime which bring together the expertise of colleagues from across NatWest Group for the benefit of our customers. By reducing complexity and improving efficiency, we continue to take costs out of our operating model, delivering £277 million of cost reductions in 2020, against our £250 million target. Sharpened capital allocation Our capital is a resource to be used across the bank, to drive growth and optimise returns from a safe and secure base. A crucial element of this plan is refocusing NatWest Markets to serve our corporate and commercial customers better. Risk weighted assets in NatWest Markets reduced by £11 billion to £26.9 billion in 2020, exceeding our target for 2020, with a further reduction to £20 billion planned for the medium term. NatWest Markets is far more closely aligned to the rest of NatWest Group and its market-leading role in providing customers with access to COVID-19 Corporate Financing Facilities and to environmental, social and governance (ESG) finance are further examples of the strength of this franchise. Ulster Bank RoI In recent years, our strategy for Ulster Bank in the Republic of Ireland has been to improve returns by growing the business, reducing costs and resolving legacy issues. I want to pay tribute to our colleagues who through their commitment and dedication have helped to transform this business. Our priority over the coming months will remain on supporting our customers, communities and colleagues through these difficult times. Following an extensive review and despite the progress that has been made, it has become clear Ulster Bank will not be able to generate sustainable long term returns for our shareholders. As a result, we are to begin a phased withdrawal from the Republic of Ireland over the coming years which will be undertaken with careful consideration of the impact on customers and our colleagues. Overview Overall, we delivered well against our strategy throughout 2020. Looking ahead, we have set a number of financial targets across a three year plan to 2023; to deliver lending growth above market rate, to reduce costs by around 4% each year and to operate with a CET1 capital ratio of 13% to 14% by 2023. Taken together, our four strategic priorities will drive sustainable, long-term returns to our shareholders and we are targeting a return on tangible equity of 9% to 10% by 2023. An additional priority throughout the year was to put in place a leadership structure to deliver our strategy. As a result, I made a number of important external appointments including David Lindberg as CEO, Retail Banking, Jen Tippin as Chief Transformation Officer, Nigel Prideaux as Chief Communications Officer and Marg Jobling as Chief Marketing Officer. Each brings considerable experience and expertise to their respective roles and we are already working closely together. Some of my former colleagues, including our CEO of Retail Banking, Les Matheson, left the bank to pursue opportunities elsewhere. I would like to thank them for their invaluable contributions over many years and wish them all the best for the future. A diverse and inclusive bank We continue to focus on building a more diverse and inclusive organisation. At the end of 2020, 39% of the roles in our top three leadership layers were held by female colleagues, a 10% uplift since our targets were introduced. 2020 also brought an increased focus on racial inequality with the tragic death of George Floyd and the rise of the Black Lives Matter movement. Following the establishment of a taskforce led by the co-chairs of our multicultural network, we published a report - Banking on Racial Equality: A Positive Roadmap for Change – looking at what more we could do to champion the potential of colleagues, customers and communities from Black, Asian and Minority Ethnic backgrounds. This built on the targets we put in place in 2018 to increase the number of colleagues from Black, Asian and Minority Ethnic backgrounds in our top four UK leadership layers in the bank to 14% by 2025. We currently have 10% Black, Asian and Minority Ethnic representation amongst our UK senior leaders, a 2% increase since the targets were introduced. Under our new commitments, we have launched a separate goal to have 3% Black colleagues in senior UK roles by 2025. A sustainable future Our robust balance sheet and sector-leading capital strength, underpinned by a resilient business with strong capacity for growth, gives us the flexibility to navigate the uncertain outlook, support our customers and deliver sustainable returns to shareholders. But we can only deliver these returns through our strong culture and values, with purpose at our core. We have passionate, motivated and engaged colleagues, despite all the challenges of COVID-19 and with most people working from home for a considerable period of time: 95% of colleagues think we’re doing a good job responding to the pandemic and 92% are proud of our contribution to community and society. These numbers mean a lot to me. They give me confidence that we are building a sustainable future for this bank. The way we live and work is changing. And people’s expectations of companies are changing as well. We won’t always get everything right. But by collaborating with others and demonstrating that we can play a positive role in society, we will help to create a greener, fairer and more inclusive economy for all, allowing us to deliver long-term sustainable value for all our shareholders.

Building a purpose-led bank Building a purpose-led bank. We will continue to champion potential to help the people, families and businesses we serve to recover, rebuild and ultimately to thrive. At NatWest Group, Our Purpose sits at the heart of our decision making, because we know that when our customers and communities succeed, our economy prospers and we too succeed, driving sustainable returns for shareholders. As we emerge from the COVID-19 pandemic and continue to support customers, colleagues and communities to rebuild, our key areas of focus will remain unchanged: removing barriers to enterprise; building financial confidence and playing a leading role in helping to tackle climate change.

Building a purpose-led bank NatWest Group is a relationship bank for a digital world. We will be guided by Our Purpose in all of our customer and colleague interactions and in how we execute our strategy. We believe we can make the most impact for our customers, our communities and our economy by driving forward Our Purpose agenda within our three areas of focus; Climate, Enterprise and Learning. DOING THE RIGHT THING Our Purpose We champion potential, helping people, families and businesses to thrive 19 million customers Support 1 in 4 business Our Strategy Our strategy is to deliver on Our Purpose and drive sustainable returns to shareholders through Supporting customers at every stage of their lives In every region in the UK and Ireland Powered by innovation and partnerships One Bank working across boundaries to serve our customers Climate Leading the climate challenge Areas of Focus There are three focus areas of Our Purpose where we can make a meaningful contribution to our four strategic priorities. Simple to Sharpened Halve £20bn + customers, colleagues and deal with capital the climate additional funding Make our Enterprise communities. allocation 2020 TARGETS impact of our financial activity by 2030 and financing for climate and sustainable finance by 2021 operations climate positive by 2025 Removing barriers to enterprise Help create an additional 50,000 new businesses by 2023, inspiring and supporting >500k people Cost reduction of: £250 million (2020) CET1 ratio: 13-14% (medium – long term) Learning Building financial capability 2.5m 60% female-led 20% 75% Risk Weighted Assets:ROTE: year to improve their financial capability South East £185-£195bn (2020) 9-11% (medium – long term) 2m 100% Our ValuesBecoming purpose-led We have put a common set of values at the heart of how we conduct ourselves in the delivery of Our Purpose-led strategy and strategic priorities. Our values are not new, but capture what we do when we are at our best: Serving customers We exist to serve customers. We earn their trust by focusing on their needs and delivering excellent service. Working together We care for each other and work best as one team. We bring the best of ourselves to work and support one another to realise our potential. In shaping Our Purpose-led strategy, we worked closely with A Blueprint for Better Business – an independent charity which aims to create a better society through better business. Guided by their Five Principles of a Purpose Driven Business, which are outlined below, Our Purpose recognises that our business is made up of a network of relationships with multiple stakeholders with different interests. The Five Principles est Group is a nship bank igital world. ential; breaking down barriers and building financial 19 million people, families and businesses we serve roughout the UK and Ireland can rebuild and thrive. ucceed, so will we. We do the right thing. We take risk seriously and manage it prudently. We prize fairness and diversity and exercise judgement with thought and integrity. Thinking long term We know we succeed only when our customers and communities succeed. Honest and fair with customers and suppliers A responsible and responsive employer A purpose which delivers long-term, sustainable performance A good citizen A guardian for future generations

Building a purpose-led bank Our strategy. Our strategic priorities Our strategy remains unchanged, to deliver on Our Purpose and drive sustainable returns to shareholders through four strategic priorities. These strategic priorities will deliver growth while taking costs out. Combined with a disciplined approach to capital allocation, this will deliver an improvement in returns over the longer-term. Supporting customers at every stage of their lives We will be more relevant to our customers by building deeper relationships and evolving our propositions to meet their needs throughout their lives, with the aim of growing the number of needs we meet per customer. Simple to deal with Through simplification and driving efficiency, we will be much simpler as a bank and much simpler to deal with for our customers, improving both customer experiences and colleague engagement. We will focus on great customer service technology and improving customer journeys. Supporting customers at every stage of their lives Simple to deal with Powered by innovation and partnerships Sharpened capital allocation Powered by innovation and partnerships We will use new technology and digital expertise to deliver an excellent customer experience by harnessing our internal knowledge and experience of partnering with leading external organisations around the world. Sharpened capital allocation We continually optimise our regulatory capital. And we manage our portfolios and use synthetic trades to reduce capital consumption, manage risk and drive sustainable returns. This includes refocusing NatWest Markets to support our commercial business better and a phased withdrawal from the Republic of Ireland. DOING THE RIGHT THING One Bank transformation means looking across the entire organisation and ensuring the right decision making and prioritisation will lead to delivery of the outcomes that really matter; better customer experience, meeting more customer needs, being simpler to deal with, and creating better value for our shareholders. Our Purpose We champion potential, helping people, families and businesses to thrive Our Purpose and strategic priorities will continue to support us, as we strive to be the leading relationship bank for a digital world. Whilst our strategy remains unchanged we have updated our targets. These targets will help us assess our progress against our strategic priorities. Priorities delivered through: n Sustainable growth with an intelligent approach to risk n Simplification and cost efficiency n Portfolio discipline and effective deployment of capital 2021 Targets n Cost reduction of c.4% per annum through to 2023 (1) n Lending growth above rate through to 2023 (2) n CET1 ratio of 13-14% by 2023 n ROTE of 9-10% by 2023 Climate Leading the climate challenge Learning Building financial capability Enterprise Removing barriers to enterprise

Building a purpose-led bank Our execution Our execution is centred around Our Purpose, achieving a holistic One Bank transformation and delivering our strategic priorities. We are building on our strengths, to meet our customers’ needs throughout their financial lives, enabling them to thrive. Simplification and Cost Efficiency Simple to deal with New technologies present opportunities to provide a more personalised experience to our customers. Through the re-engineering of our Growth, Simplification and Cost Efficiency. Powered by innovation and partnerships By making it quick and easy for companies to engage with us and by allocating investment processes and changes to our organisation, we will focus on building capabilities once and reusing those capabilities across the entire bank. This will result in simpler customer journeys, such as the development of a best-in-class account opening process, allowing us to stand out in a competitive market. efficiently, we can form partnerships and advance the innovations most relevant to our customers. Deployment of Capital Sharpened capital allocation The approach to allocating our capital will be refined and standardised. We will decide the markets we want to serve and what products Growth Supporting customers at every stage of their lives Using data, we will align ourselves to our customers to better understand their behaviour, we want to offer, based on how we can best support our customers. The significant reduction of RWAs in NatWest Markets and the decision to make a phased withdrawal from the Republic of Ireland represent two significant examples of this. ensuring we can adapt quickly to meet their needs. This includes expanding our digital service, to become the most accessible bank. We want our customers to be able to bank with us anytime, anywhere. Simple to deal with £277m 9.0m Powered by innovation and partnerships reduction in operating expenses, exceeding our target of £250 million for 2020.(1) 2019: £310m 2018: £278m conversations with Cora, our virtual assistant, a 68% increase on 2019. 40% of conversations required no human intervention. 2019: 5.4m BlackRock Established new relationship with BlackRock to support our investment management processing activity, enabling savings to be passed onto our clients. Payit We launched Payit our new payment platform in June 2020, which uses the UK’s Open Banking infrastructure to enable online payments direct from consumer bank accounts in close to real time. Sharpened capital allocation 18.5% CET 1 ratio, c.£7.7-9.4 billion (2.4)% Return on tangible equity. Supporting customers at every stage of their lives headroom to 13-14% targeted range, more than double our Maximum Distributable Amount. 2019: 16.2% 2018: 16.2% Target of a 9-11% return on tangible equity in the medium-long term. 2019: 9.4% 2018: 4.8% £328.8bn +7% net lending growth in our retail and commercial 480,000 customers in vulnerable situations contacted to £170.3bn Total risk-weighted assets below our 2020 targeted range of £185-£195 billion. 2019: £179.2bn 2018: £188.7bn businesses versus >3% target. 26.9 NatWest Markets risk-weighted assets versus a 2020 target of £32 billion. £11 billion reduction since 2019. 2019: £37.9bn 2018: £44.9bn check on their welfare.

Building a purpose-led bank Our Purpose areas of focus building long-term value. Our Purpose is to champion potential, helping people, families and businesses to thrive. By breaking down barriers, smashing glass ceilings, pushing for equality and fighting for the planet, we are going to pave the way for a better future. We currently have three areas of focus: to remove barriers to enterprise, build financial confidence and help to tackle climate change. Our Ambition Enterprise LearningClimate The biggest supporter of start-ups in the UK and Ireland Leading learning organisation; enhancing the financial capability of the UK and Ireland and the skills of colleagues Leading bank in the UK and Ireland helping to address the climate challenge 2.5m people reached through financial capability interactions each year. 2m additional customers helped to start saving by 2023. 100% front-line colleagues professionally accredited within first 18 months in role. UK Social Mobility Apprenticeship Programme extended across the UK. -50% At least halve the climate impact of our financing activity by 2030. 50% of our UK and Ireland customers’ homes at or above EPC or equivalent rating C by 2030. (1) £20bn additional funding and financing for climate and sustainable finance by 2021. + Climate Positive own operations by 2025. >15% Stop lending and underwriting to companies with >15% of activities related to coal (2, 3) and to all major oil and gas producers, unless they have a credible transition plan.(2) Full phase-out from coal by 2030. In line with the 2015 Paris Agreement

Building a purpose-led bank Our 2020 performance. Enterprise LearningClimate 1,926 incremental businesses created in 2020, below our 2020 target of 6,500 new businesses, reflecting the impact of COVID-19 on business creation.(1) 80% of 60,788 people inspired and supported identified as female.(1) 72% of 60,788 people inspired and supported were based outside London and the South East, slightly below our target of 75%. 26% of 60,788 people inspired and supported were Black, Asian and Minority Ethnic. (1) 52% of 60,788 people inspired and supported were social purpose-led. 45,000 We migrated our twelve accelerator hubs around the country to digital delivery with over 45,000 entrepreneurs attending 1,016 virtual events across the country. £1bn We supported female entrepreneurs in 2020 by creating a £1 billion fund, which has been fully deployed. We have added a further £1 billion to the fund in 2021. Note: 2.9m people reached through financial capability interactions.(*) 600,000 additional customers helped to start saving.(*) (2) 98% of frontline colleagues professionally qualified/ accredited within first 18 months in role. 2.3m downloads of Island Saver, our first ever educational video game teaching children money management skills. 760 Over 760 interns, graduates and apprentices hired during 2020 and a commitment made to hire a further 1,000 by the end of 2021. Award NatWest Group became the first UK bank awarded Corporate Chartered status by the Chartered Banker Institute. Learning Launched the NatWest Group Learning Academy bringing the very best learning together in one central online location for our colleagues. 36% of Retail Banking mortgages in England and Wales are at or above EPC rating C.(3) £315m Since launching in October 2020, we have received 1,229 applications for Green Mortgages, with a value of £315 million. These mortgages are only available on the most energy efficient properties. £12bn climate and sustainable financing and funding(*), enabling us to bring forward our £20 billion target from 2022 to 2021. We expect to exceed this target during 2021. £23bn NatWest Markets has helped our clients issue 36 green bonds totalling £23 billion to support their environmental activities . (4) COP26 NatWest Group is principal banking partner for this year’s COP26 summit, a clear demonstration tackling climate change is at the core of Our Purpose. A-We achieved a score of A-in the 2020 CDP Climate Change Survey, one of the strongest scores amongst our peers. Zero Data only tracked against select initiatives which included those focused on female and social purpose-led entrepreneurs. Includes instances where customers had existing savings with other banks and transferred them in to their NatWest Group account. Percentage of £92.9 billion mortgages in England and Wales for which EPC data is available. Includes £5 billion attributable to NatWest Markets, included in the £12 billion climate and sustainable funding and financing figure. Achieved Net Zero Carbon on our own direct operations and remain committed to making them Climate Positive by 2025.

Building a purpose-led bank Supporting our customers, colleagues and communities throughout the UK and Ireland through COVID-19. The past year has shown NatWest Group at its best as we responded to the challenges of COVID-19. The dramatic spread of COVID-19 has disrupted lives and livelihoods, with effects being experienced throughout communities and businesses worldwide. We moved quickly to set up the necessary infrastructure to support our customers, colleagues and communities. Throughout 2020 we have put in place extraordinary measures of financial and non-financial support, underpinned by something every bit as powerful – humanity, kindness and respect. There are challenging times ahead as the longer-term impacts of the pandemic become clear. NatWest Group is here to provide help and support to those who need it as we adapt to dramatic changes in the way we live and the way we work. Supporting our customers by pivoting our operations at pace. £14.1bn of lending approved through government schemes, with c.300,000 applications approved. NHS Dedicated phone lines for NHS staff. £5.0m cash delivered to vulnerable customers who couldn’t access ATMs. Supporting our colleagues has been a priority during the crisis. 95% of colleagues think we are doing a good job of responding to the pandemic. 37,500 Launched a Wellbeing Hub for colleagues with over 37,500 hits. 50,000 Home working quickly made Supporting our communities by helping the most vulnerable in society. 1million Edinburgh head office turned into a charity distribution hub helping Social Bite, Trussell Trust and Cyrenians to produce over 1 million meals for those in need since the start of March. £10m raised as we matched customer donations to the National Emergencies Trust (NET). £1m Coronavirus Response Fund distributed by bank supported charity, Social & Community Capital. 480,000 available to over 50,000 colleagues, with 37,000 technology customers in vulnerable situations, contacted to check on their welfare. 258,000 mortgage repayment holidays and payment holidays on over 74,000 business customer accounts. bundles delivered to colleagues’ homes. GP Access to virtual GP and SilverCloud wellbeing platform for all colleagues. £5m Enterprise relief fund launched with The Prince’s Trust. £1m donated to eight not-for-profit debt management organisations.

Building a purpose-led bank Building financial capability and confidence Note: (1) According to the Money and Pensions Service. Many people struggle to manage their finances and save for the future. Research shows that 22% of UK adults have less than £100 in savings.(1) Building good financial habits and improving relationships with money can transform people’s lives. To be a leading learning organisation is one of our three areas of focus, under Our Purpose-led strategy. Through our learning agenda, we encourage everyone to develop good money management skills. You’re never too young to start, that’s why we deliver free MoneySense lessons in schools, inspiring 5-18 year olds to grow in financial confidence. When face to face lessons were no longer possible, we launched MoneySense Mondays, interactive lessons streamed in real-time on Facebook Live, that could be joined by parents and children from their homes. Since its launch 26 years ago, MoneySense has helped more than nine million young people by providing activities, games and resources for students, teachers and parents to help teach children about money. To support customers of all ages, we held further Facebook Live events with Friends Against Scams talking about the latest coronavirus scams and how customers can protect themselves, together with events to explain ways to bank at home. These events helped our customers bank digitally with confidence and stay safe during lockdown. During national and local lockdowns many of our customers started to save for the first time. We introduced the new Digital Regular Saver to help our customers start and maintain a long-term savings habit. In the last four months of the year, we opened 215,000 Digital Regular Saver accounts, helping our customers build financial security for the future.

Building a purpose-led bank Our operating environment. This illustration of our operating environment provides an integrated materiality assessment of the most important considerations with the potential to influence our ability to serve customers and create value for the long term. In 2020 we added the Global Pandemic and Employment and Enterprise. The impact of COVID-19 runs through all considerations and is reflected in the definitions that follow. Operational Resilience Societal Megatrends Economic and Political Landscape Cyber Threats Global Pandemic Demographics Operating Environment Our Stakeholders Regulation Culture and Colleagues Our Purpose We champion potential, helping people, families and businesses to thrive Employment and Enterprise Financial Capability and Social Inclusion Top and Emerging Risks Considerations with the potential to influence our ability to serve customers and create value for the long term. Example factors that inform our integrated materiality assessment. Competition Technology and Innovation Customer Behaviour Reputation and Trust Climate Change United Nations Sustainable Development Goals Where to find out more:page Global Pandemic COVID-19 has had global ramifications on health, economies, societies and the environment. The pandemic has put Our Purpose-led strategy into action, as we supported individuals, families and businesses to deal with the immediate and longer-term impacts. We responded quickly to the elevated credit risks via active portfolio management including adjustment of risk appetite, proactive customer contact strategies and scenario analysis. Our participation in government initiatives supported customers during the crisis and included the Bounce Back Loan Scheme which could increase conduct, reputational and fraud risks. High uncertainty remains on the ultimate impact of the pandemic and across the economic landscape, and strategy is being adapted in response. ‘Build Back Better’ became the call from the UN and we support a focus on opportunities unlocked by the transition to a low carbon economy, progress on racial inequality, helping communities to thrive, as well as greater alignment with UN Sustainable Development Goals.

Building a purpose-led bank Economic and Political Landscape The economic environment in 2020 became and remains unusually uncertain as the COVID-19 crisis delivered an unprecedented shock to the UK and global economy. Support schemes for furloughed workers and government backed loans for businesses supported the economy as priorities were placed on public health, capacity of the NHS, and social distancing restrictions until the roll out of a vaccine. Significant risks remain regarding the extent of the economic contraction and weaker than expected recovery from COVID-19, elevated geopolitical risks and developments in relation to a Scottish independence referendum. In the longer term, demographic change, high levels of debt and inequality could all have financial impacts. As a result, we closely monitor these risks with strategic plans adapted as appropriate. Demographics Demographic shifts mean that the needs and behaviours of our customers are changing. In 2020 this was amplified by lockdowns and social distancing leading to some customer segments adopting new technologies for the first time. Key trends continue to impact our customers including retiring later and working longer, renting for longer or buying a house later in life and often with the support of family members and more focus on financial planning for retirement. We are committed to supporting the evolving needs of customers ranging from home ownership to digital banking and supporting customers at every stage of their lives. Employment and Enterprise Unemployment rose to its highest level since 2016 during 2020. Government support schemes were successful in limiting a more material impact on the labour market, while government-backed lending schemes provided liquidity across the SME and corporate sectors. We are the biggest supporter of UK businesses and Enterprise is one of our three areas of focus. We acted to support businesses throughout COVID-19 and continued to address barriers for start-ups in underrepresented groups including supporting female entrepreneurship, Black, Asian and Minority Ethnic businesses, areas outside of London and socially purposeful businesses in the drive toward a low carbon economy. Financial Capability and Social Inclusion Supporting financial capability and confidence sits within our three areas of focus. It goes beyond delivering fair products and great service. It means helping customers, wider society and future generations to develop good money management skills so they are empowered to make better financial decisions. Customers are supported by a diverse range of tailored banking services and products. In 2020 we increased focus on supporting customers facing financial difficulty, or in vulnerable situations, and helping more people to start saving. Climate Change We expect to face significant risks in connection with climate change and the transition to a low carbon economy. These risks are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. We have set an ambition to be a leading bank in the UK and RoI helping to address the climate challenge. Through engagement with key stakeholders, we are working to champion climate solutions and accelerate the speed of transition in line with the 2015 Paris Agreement. In 2020 we became a sponsor of COP26. Reputation and Trust Restoring trust and safeguarding reputation remains a key priority for most banks. We strive to build a reputation as a purpose-led bank: championing potential, helping people, families and businesses to thrive. As a relationship bank for an increasingly digital world, our strategic priorities are to be simple to deal with, supporting customers at every stage, powered by innovation and partnerships and sharpened capital allocation. Customer NPS and stakeholder engagement and advocacy act as measures of satisfaction, reputation and trust. Customer Behaviour Customers’ needs and behaviours are changing as a result of new technologies, demographic shifts and changing labour patterns. The impact of COVID-19 accelerated trends toward digital technology, changed ways of working, shopping, socialising and communication and how people use the physical spaces. We understand the importance of supporting customers' needs, being simple to deal with and supporting customers at every stage of their lives to tailor banking services and products that meet their evolving needs and expectations. Technology and Innovation Customer behaviours continue to change, and new business models emerge, through advancing technology. COVID-19 has increased our customers’ reliance on technology with a further shift to digital, reinforcing the need for modern capabilities and resilient systems. Our active digital users across both personal and business customers continued to grow in 2020 and we invested £581 million on technology. Our focus is to reduce year on year cost by simplifying processes, improving our resilience and stability whilst helping to deliver innovative solutions for our customers. Competition We operate in markets that are highly competitive raising the threat of a sustained loss of business volumes or sustained margin pressure related to changes in regulation, developments in financial technology (including digital money and competition from digital niche competitors) and major shifts in customer behaviour. We closely monitor the competitive environment and adapt strategy as appropriate to deliver innovative and compelling propositions for customers. The roll out of Tyl and the launch of Payit were significant milestones in the evolution of our competitive offering. Culture and Colleagues Building and nurturing a healthy culture where colleagues are engaged, and where our working environment is underpinned by robust risk behaviours, is critical to delivering on our purpose and strategy. In 2020 we supported colleagues as they transitioned to new ways of working, focusing on wellbeing while continuing to build an

Building a purpose-led bank inclusive bank which is a great place for all colleagues to work. Becoming a learning organisation sits within one of our three areas of focus as we prepare colleagues for the future and embed Our Purpose. Regulation We operate in a highly regulated market which continues to evolve in scope. Areas of regulatory focus include customers in vulnerable situations, climate change, financial crime, capital and liquidity management, use of models and the transition to alternative risk-free rates. We monitor regulatory change, implement new regulatory requirements where applicable and have regular engagement meetings with regulators to discuss key regulatory priorities. Cyber Threats We experience a constant threat from cyber-attacks both directly and to our supply chain, re-enforcing the importance of due diligence with the third parties on which we rely. We continue to invest significant resources in the development and evolution of cyber security controls and work to protect and educate our customers on fraud and scam activity. Operational Resilience To provide continuity of service for customers with minimal disruption, we continue to monitor and assess a diverse and evolving array of threats, both external and internal, as well as developing, strengthening or adapting existing control capability to be able to absorb and adapt to such disruptions. Human Rights and Modern Slavery At NatWest Group, we understand that respecting human rights is the right thing to do. We do not tolerate or condone abuse of human rights within our business, supply chain or within our sphere of influence. Our approach to respecting human rights is guided by the United Nations Guiding Principles on Business and Human Rights and aligned to Our Purpose-led strategy and Our Values of “Doing the Right Thing’ and “Thinking Long Term’. We supported the adoption of the Modern Slavery Act (2015) in the UK and seek to tackle modern slavery through a continued implementation of policies covering our customers, colleagues and suppliers, and by monitoring our financing and supply chain for this activity. In 2020 we published our 2019 Modern Slavery Act Statement and updated our Human Rights Statement. Visit natwest.com for further information. UN Principles for Responsible Banking As members of (UNEP FI) United Nations Environment Programme Finance Initiative we were proud to become a founding signatory to the UN Principles for Responsible Banking (PRB) in September 2019. We are committed to an ongoing process to align our strategy with the UN Sustainable Development Goals and the 2015 Paris Agreement and we are embedding the six principles across our business. Our first self-assessment reporting will be available in our ESG supplement expected to be published in March 2021. Principle 1: Alignment Principle 2: Impact & Target Setting Principle 3: Clients & Customers Principle 4: Stakeholders Principle 5: Governance & Culture Principle 6: Transparency & Accountability

Building a purpose-led bank We’ve set out commitments to racial equality In 2020, a colleague-led taskforce was brought together to help the bank listen, learn and better understand what more we can do to champion the potential of everyone. This work builds on the progress we have made over the past five years to create a more inclusive and diverse culture, whilst recognising we still have more to do. We have published ‘Banking on Racial Equality – A Roadmap for Positive Change’, our report on racial equality for our customers, colleagues and communities. The report includes a set of commitments and targets, to make a meaningful, positive difference to people from Black, Asian and Minority Ethnic backgrounds. As Black colleagues are particularly under-represented in senior roles across the UK, relative to the UK working population, we have introduced a new target to have 3% Black colleagues in our UK senior roles by 2025. This is in addition to our existing target to have at least 14% Black, Asian and Minority Ethnic leaders in senior UK roles by 2025. As at the 31 December 2020 we have on aggregate 10% Black, Asian and Minority Ethnic colleagues in our top four leadership layers in the UK, representing a 2% increase since targets were introduced. We are confident our report will spark reflection and action that will pull down the barriers that prevent too many from reaching their potential. We believe future employees of all ethnicities will read this report and aspire to work at NatWest Group because we are a diverse and inclusive place to work, one that works hard to enable everyone to bring the best of themselves to work and doesn’t leave anyone behind.

Building a purpose-led bank Outlook.(1) NatWest Group, as with all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. Expectations regarding the rate of economic recovery continue to change rapidly in response to government measures to limit the spread of COVID-19, expectations around the rollout of COVID-19 vaccines and policy measures to support the recovery. The short and medium term outlook continues to be subject to significant uncertainty and we will continue to actively monitor and react to market conditions and refine our internal forecasts as the economic position evolves. We expect NatWest Markets exit and disposal costs and the impact of Commercial Banking capital management actions to total a combined £0.3 billion in 2021. Our full year 2020 impairment loss rate was 88 basis points of gross customer loans. We expect that the full year 2021 loss rate will be at or below our through the cycle guidance of 30-40 basis points, with losses driven by a combination of the developing economic outlook for the UK and Republic of Ireland and the level of economic distress experienced by our personal and commercial customers as government support measures scale down and restrictions ease. We are targeting above market rate lending growth across our UK and RBS International retail and commercial businesses, excluding UK Government financial support schemes. We expect NatWest Group RWAs, including Ulster Bank RoI, to be in the range of £185-195 billion, when including on a proforma basis the impact of Bank of England’s mortgage risk weight changes and other model changes introduced on 1 January 2022. The impact of the mortgage regulatory changes is expected to be around £12 billion, subject to the timing and quantum of any procyclicality before implementation and based on the current book size and weighting. The £12 billion equates to an anticipated book risk weight of 15% which is subject to change. In 2021 we also expect to achieve the majority of the remaining NatWest Markets RWA reduction towards the medium term target of £20 billion, but expect minimal reduction in RWAs in Ulster Bank RoI in 2021 as a result of the completion of the strategic review announced today. Other changes in RWAs will be driven by the level of procyclical inflation driven by the economic outlook, downgrades in the credit quality and assessments in the commercial book and ongoing demand for lending from our customers. NatWest Group capital and funding plans focus on issuing £3-5 billion of MREL-compliant instruments, with a continued focus on issuance under our Green, Social and Sustainability Bond Framework, around £1.0 billion of AT1 and around £2.0 billion of Tier 2 instruments. As in prior years, we will continue to target other funding sources to diversify our funding structure. Medium term outlook We expect to achieve a return on tangible equity of 9-10% and a CET1 capital ratio of 13-14% by 2023. Supporting this we are targeting above market rate lending growth per annum across our UK and RBS International retail and commercial businesses and expect annual cost reduction of around 4%, excluding the impact of the phased withdrawal from the Republic of Ireland, along with continued strategic cost reduction. As a result of the decision to withdraw from the Republic of Ireland announced today we would expect the level of RWAs to reduce in the coming years, and for this withdrawal to be capital accretive for NatWest Group across the multi-year process. NatWest Group capital distributions Subject to economic conditions being in line with, or better than, our central economic forecast, NatWest Group intends to maintain ordinary dividends of around 40% of attributable profit and aims to distribute a minimum of £800 million per annum from 2021 to 2023 via a combination of ordinary and special dividends. NatWest Group intends to maintain the required capacity to participate in directed buybacks of the UK Government stake and recognises that any exercise of this authority would be dependent upon HMT’s intentions and is limited to 4.99% of issued share capital in any 12 month period. Note: The guidance, targets, expectations and trends discussed in this section

Building a purpose-led bank SafeLives NatWest Group works with SafeLives, the UK-wide charity dedicated to ending domestic abuse, for everyone and for good. Through our relationship, SafeLives has consulted on bank policies and practices to improve outcomes for customers, leading to the innovation of our e-form for survivors to contact the bank safely and the introduction of video banking to prevent impersonation of victims. In 2020, NatWest Group launched a review into how it can better support customers who have been victims of economic abuse and acquired coercive debt and announced a £1 million fund to support survivors of economic and domestic abuse, the first bank in the UK to offer this amount of financial support. The review, conducted in conjunction with SafeLives, will look at internal processes, as well as preventive solutions and practical support available for customers affected. This new NatWest Group fund will be open to victims of economic and domestic abuse across the UK and will increase access to tools, support and financial assistance. SafeLives and NatWest Group will work together with survivors and specialist domestic abuse services to co-create the programme, making sure the lived experience of survivors influences its design, so it meets people’s needs and helps build financial confidence and independence.

Building a purpose-led bank How we create value. Our resources2. Our business activities Financial Our strategy We make appropriate use of shareholder capital and other forms of financial capital, including £431.7 billion in customer deposits. Human and Relationships We rely on an engaged, healthy and inclusive workforce to deliver our strategy to 19 million customers in the UK and Ireland. Our relationships with all stakeholder groups help to shape and support our strategy and operations. This includes our shareholders and regulators, suppliers, consumer and campaign groups, local communities and more. Natural Resources We understand we are part of the natural world, benefiting from resources including paper and water to conduct our business activities. We were jointly the first company worldwide to sign up to all the Climate Group initiatives on electric vehicles (EV100), energy productivity (EP100), and renewable power (RE100). Infrastructure Customer infrastructure includes online and mobile banking, video banking, our High Street branches, Post Office branches, intermediary channels, contact centres, telephony, webchat and cash management services, as well as self-service options such as ATMs and Cash Deposit Machines. We also depend on our property and technology Our customers We support our personal, business, commercial and institutional customers with financial services that meet their needs. Understanding and delivering help for what matters to our customers is what we seek to do every day. We believe in treating customers fairly, offering flexibility to our customers in how they choose to bank with us and providing extra help to customers in vulnerable situations or financial difficulty. This includes keeping their funds safe and secure, improving financial capability and supporting enterprise. Our business model We earn income from interest charged on lending to our customers and fees from transactions and other services. We pay interest to customers who place deposits with us and to investors who buy our debt securities. We also make reward payments on products like our Reward bank accounts and credit cards. The attributable profit generated is either returned to shareholders or retained and reinvested into new and improved products and services for our customers. Our products and services We support the financial lives of our customers and drive economic growth through our well-known brands. We provide a comprehensive range of banking and financial services to personal, business and commercial customers via our franchises. Examples include current and savings accounts, credit cards, mortgages and investments for our personal customers; to banking, lending, project finance, risk management and trading solutions for our large commercial customers. Our partners and networks infrastructure, and that of our supply chain, to run the bank’s systems and operations. Our critical technology systems have been available 99.98% of the time and typically over 95% of branches have been available each day during the pandemic, other service channels have remained fully available. We work with a diverse range of partners to help shape our business strategy and deliver positive outcomes for customers and society. This includes our supply chain, communities, academia, regulators, expert advisors, consumer groups and charities, as well as strategic partners. We are also members of, or signatories to, a large number of organisations, trade bodies and frameworks that help us create long-term value and balance the interests of stakeholders.

Building a purpose-led bank 3. How we create value for our customers and society We are a relationship bank for an increasingly digital world. We champion potential so the people, families and businesses we serve can thrive. We will break down barriers, build financial confidence, and help to tackle climate change. Our Purpose-led strategy has been developed using the five principles of the Blueprint for Better Business (1), considering the needs of all stakeholders in the way we operate. In addition, we are members of the UN Global Compact and founding signatories of the UN Principles for Responsible Banking, committing to an ongoing process to align our strategy with the 2015 Paris Agreement and the UN Sustainable Development Goals. Examples of how we create value include:

Building a purpose-led bank Learning through play NatWest Group launched Island Saver in 2020, its first ever educational video game which harnesses children’s enthusiasm for video games as an opportunity to teach them about money management. Created with the independent games developer Stormcloud Games, Island Saver is an open world, non-violent, first-person game, set on the idyllic Savvy Islands with an array of environments to explore. Designed for 7-12 year olds, players are armed with a ‘trash blaster’ and tasked with cleaning up the islands of litterbugs that have polluted paradise. Learning through play is at the heart of Island Saver and woven into the gameplay are a series of money and environmental learning points. These range from a simple work-to-earn loop, as characters earn coins by recycling litter, to saving money in bank accounts and using a PIN. As players progress through the game they’ll also be introduced to the more advanced money concepts including paying tax, bartering, borrowing money, scams and foreign exchange. Island Saver is available to download for free on PlayStation, Xbox One, Nintendo Switch, PC (via Steam), Android and iOS. The game has received great ratings on all platforms: 10/10 on Steam; 4.8/5 in the Apple App Store; 4.6/5 on Xbox; and 4.5/5 on PlayStation. It was also in the top 20 downloads on Nintendo Switch in Europe and North America in June 2020. In 2020, Island Saver was downloaded over 2.3 million times.

Building a purpose-led bank Our business performance Retail Banking We provide a comprehensive range of banking products and related financial services including current accounts, mortgages, personal unsecured lending and personal deposits. We're here for customers whenever and wherever they need us through a range of convenient ways to bank, from our mobile app and online banking through to our contact centres and high street and mobile branches. Offering 24/7 banking facilities, customers are served through the NatWest and Royal Bank of Scotland distribution channels. Ulster Bank RoI We provide a comprehensive range of financial services through Personal and Commercial Banking divisions. Personal Banking provides loan and deposit products through a network of branches and direct channels, including the internet, mobile and telephony. Commercial Banking provides services to business and corporate customers, including small and medium enterprises. Commercial Banking We offer comprehensive banking and financing solutions to start-up, SME, Commercial and Corporate customers in the UK. We are there for our customers as they start, grow and manage their businesses. Our innovative products and services help customers achieve their growth, environmental and social targets. We deliver a high-quality sales and service experience through our expertise and deep engagement, locally, regionally and nationally through face-to-face, direct and digital channels. We continue to support our customers through the Brexit transition period and beyond. Private Banking Through the Coutts and Adam & Company brands, we provide private banking and wealth management services to UK-connected high net worth individuals and their business interests. We continue to focus on delivering the best client experience through a proactive engagement model which supports clients across both sides of their balance sheet. Our client centric strategy is focused on improving returns by deepening client relationships and improving our digital banking capabilities to make it easier for clients to deal with us. RBS International NatWest Markets Depositary Services We are one of the largest banks operating in the local and institutional banking sectors in the Channel Islands, Isle of Man and Gibraltar. We serve international customers with a UK connection through our International Banking proposition. It also has wholesale branches and fund depositary services businesses in the UK and Luxembourg to further serve our institutional clients and protect investors. We help NatWest Group’s corporate and institutional customers manage their financial risks safely and achieve their short-term and long-term sustainable financial goals. We think and act as one bank for our customers, collaborating with teams across the NatWest Group to be the partner of choice for our customers and their financial markets needs. By focusing on the things we do best and that matter most to our customers, we help champion potential.

Building a purpose-led bank Retail Banking We’re focused on offering customers the best digital experience combined with seamless access to our highly professional and engaged colleagues. We’ve invested in our digital capability, extending our video banking service and introducing a range of new features on our mobile app to help customers improve their financial capability. We’ve progressed on our climate commitments and put in place a comprehensive package of measures to support customers in financial difficulty. 20202019 Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. The net impact on full year 2019 operating profit would have been to decrease total income by £44 million and other expenses by £8 million. The net impact on the Q4 2019 balance sheet would have been to decrease customer deposits by £0.2 billion. Includes instances where customers had existing savings with other banks and transferred them in to their NatWest Group account. >945k Financial Health Checks conducted in 2020. Throughout the COVID-19 pandemic, 95% of branches remained open and we continued supporting customers 24/7 through our contact centres with our virtual assistant Cora being named ‘Best Informational Bot’ at the 2020 AI Breakthrough Awards. Through Customer Care campaigns set up as a proactive response to the pandemic, we called nearly 600,000 customers to provide support, including almost 480,000 customers in vulnerable situations, in addition to launching dedicated carelines for these customers and NHS staff. We helped shielding customers to access cash and supported every customer to bank safely and conveniently through digital channels and virtual face-to-face appointments with Video Bankers. We helped over 250,000 customers access mortgage repayment holidays and we offered interest-free limits up to £500, removed fees, and deferred planned interest rate increases on customer overdrafts. Supporting our areas of focus: Learning: Our Community Bankers led financial education online during the pandemic, offering free weekly Facebook events including; ‘MoneySense Mondays’ for young people, and ‘Ways to Bank Wednesdays’ to help promote digital banking. We conducted over 945,000 Financial Health Checks to improve customers’ financial capability. Additionally, our Know My Credit Score tool in the mobile app, helped 3.1 million customers understand their credit score and how they can improve it. This practical support enabled 600,000(2) customers to start saving with us this year. Climate: Our Purpose-led response to climate change remains a priority and we have committed to ensuring 50% of our UK and RoI customers’ homes are at or above EPC or equivalent rating C by 2030. We launched an online ‘Go Green’ Hub in July 2020 to help customers reduce their environmental impact and we announced a ground breaking agreement with innovative technology and sustainability company CoGo, to help customers track and reduce their carbon footprint, a UK first. We introduced £100 thank you payments to customers borrowing money to make energy efficient home improvements as part of the UK Government’s Green Homes Grant and in October 2020 we launched Green Mortgages which offer lower interest rates for customers purchasing energy efficient homes. At the end of 2020 we agreed to purchase c.£3.0 billion of prime residential mortgages from Metro Bank plc. The sustainable returns delivered through this acquisition will complement the strong organic growth achieved through our current channels.

Building a purpose-led bank Bank anytime, anywhere More of our customers are accessing our services digitally – which is now more important than ever. We now have 9.4 million active digital users, up from 8.7 million in 2019 and we added 0.9 million newly active mobile users during 2020, taking the total to 7.7 million. By the end of 2020 we were holding 9,000 weekly video banking conversations with customers, compared to fewer than 100 per week in January 2020 – allowing our colleagues to support our customers with a highly personal service from the safety of their own homes. Our digital services are fast, simple and convenient, making it easy for our customers to manage and look after their money, especially during the disruption of 2020. Our digital offering continues to be powered by innovation. Cora, our 24/7 AI virtual assistant, had nine million customer conversations in 2020, and she played a crucial role during the pandemic. When payment holiday demands spiked, Cora stepped in, serving customers via our mobile app and online banking, so they didn’t need to go into a branch or wait on the phone. So far, she's had 370,000 customer requests for payment holidays, freeing up colleagues' time to support customers with more complex queries. Requesting a PIN reminder, changing address and even getting balance and recent transaction information can all now be done via Cora. Crucially, when Cora can't help, she can put customers straight through to a colleague, for a seamless experience.

Building a purpose-led bank Ulster (RoI) Bank Supporting our personal and business customers in the Republic of Ireland through COVID-19 has been a top priority in 2020. Following an extensive review and despite the progress that has been made, it has become clear Ulster Bank in the Republic of Ireland will not be able to generate sustainable long term returns for our shareholders. As a result, the Group will begin a phased withdrawal from the Republic of Ireland over the coming years which will be undertaken with careful consideration of the impact on customers and our colleagues. 2020 2019 Throughout 2020 we have demonstrated the depth of our commitment to customers, colleagues and communities affected by COVID-19. This support included putting in place mortgage payment breaks for over 12,400 customers, dedicated phonelines and branch opening hours for frontline workers and elderly customers, increased payment and ATM limits and a new companion card for our customers in a vulnerable situation due to COVID-19 and their trusted carers. We continued to re-shape our business and adapt to shifts in our operating environment. During 2020 we accelerated our digital capabilities to support increased customer demand for digital services. This included launching our new Video Banker service for personal customers and a new end-to-end digital onboarding and lending platform for business customers, including end-to-end digital lending up to c.£45,000 (€50,000) and the ability to apply online up to c.£450,000 (€500,000). Supporting our areas of focus: • Learning: We enhanced our focus on protecting customers from frauds and scams, raising awareness through a nationwide radio and social media campaign, supported by a series of virtual Friends against Scams events and free anti-malware software for customers. We also continued to support the financial capability of our customers through the launch of our new Home Saver regular savings account, helping savers on their journey to home ownership, and education initiatives such as MoneySense. • Enterprise: We worked with the Strategic Banking Corporation of Ireland (SBCI) to deliver a range of loan and working capital schemes for businesses impacted by COVID-19, providing £76 million (€85 million) in lending under these schemes and supporting over 4,500 business customers with payment breaks. • Climate: In addition to reducing our own environmental impact, we are committed to helping our customers transition to a low carbon future economy. In 2020 this included launching our new four-year fixed rate Green Mortgage for homes with a B2 Building Energy Rating (BER) or higher. We also recognise our role in helping local communities and have adapted our annual staff fundraising campaigns, including ‘Do Good Feel Good’ and other community support initiatives, for the unique challenges of 2020, raising over £62,000 (€70,000) for a wide range of charities across the Republic of Ireland. >12,400 customers supported with mortgage payment breaks. An operating loss of £226 million (€255 million) was primarily due to increased impairment losses and lower income as a result of COVID-19. Net loans to customers reduced by £0.2 billion (€1.4 billion) in comparison to 2019 reflecting lower levels of personal and commercial lending, and increased loan provisions, partially offset by FX movement. 40 Total income (m) £510 €574 £567 €647 Operating expenses (m) £(486) €(548) £(552) €(630) Impairment (losses)/releases (m) £(250) €(281) £34 €38 Operating (loss)/profit (m) £(226) €(255) £49 €55 Net loans to customers (bn) £18.0 €20.0 £18.2 €21.4 Risk-weighted assets (bn) £11.8 €13.2 £13.0 €15.3 Return on equity (%) (11.7) 2.3

Building a purpose-led bank Ulster Bank Hackathon Now in its fifth year, the Ulster Bank Hackathon has a reputation for attracting some of the best and brightest minds. Working with start-up hub Dogpatch Labs, the Ulster Bank Hackathon is one of Ireland’s most established Hackathons, bringing together coders, data scientists, designers, entrepreneurs and colleagues to ‘hack’ out new ideas and innovations, collaborating to disrupt the future of banking. This year it took place virtually, with an overwhelming energy and commitment from participants across the world. 50 hackers tuned in from Ireland, the UK, the US and from as far away as India, and took part in 11 teams along with 17 mentors, five industry Pitch Judges, and five Technical Judges. Teams accelerated their ideas with additional resources including Ulster Bank’s API Sandbox and Microsoft’s Power Platform, plus had first-hand access to a global network of mentors from a range of talented entrepreneurs and business people. The Ulster Bank Hackathon has a reputation for creating an exciting, disruptive, safe space for some of the best minds to come together and test their ideas using technology they wouldn’t otherwise have access to. The teams focused on financial confidence, climate and smart data, all with the same end goal in mind – how can we change things for our customers for the better?

Building a purpose-led bank Commercial Banking We have played a leading role in the COVID-19 crisis response, delivering on Our Purpose-led strategy by helping businesses with a comprehensive package of initiatives, including participation in the UK Government’s financial support schemes. Supporting customers has been our top priority, as we have accelerated our strategy to remain accessible through remote channels, providing digital frontline assistance as well as support from our relationship managers. Total income (£m) 3,958 4,318 Operating expenses (£m) (2,430) (2,600) Impairment losses (£m) (1,927) (391) Operating (loss)/profit (£m) (399) 1,327 Net loans to customers (£bn) 108.2 101.2 Risk-weighted assets (£bn) 75.1 72.5 Return on equity (%) (4.5) 8.4 £13.8bn approved UK Government scheme lending. Throughout the COVID-19 crisis we supported our customers by approving £13.8 billion in UK Government scheme lending, without the requirement for personal guarantees from the outset, providing payment holiday on over 74,000 customer accounts and extending our existing Growth Fund Package by £5 billion. We launched a £1 million Coronavirus Response Fund and donated £5 million to the Prince’s Trust fund for supporting young entrepreneurs across the UK affected by the crisis. We increased the number of frontline staff to support customers and introduced a range of digital solutions to adapt to changing customer needs. We provided further support for customers through Tyl, our merchant acquiring and payments solution, Mentor Live, our digital business support service, and Free Agent, our award-winning online accounting software. Supporting our areas of focus: Learning: We supported the British Chamber of Commerce with their ‘Restart Renew Rebuild’ campaign to champion economic recovery and we welcomed a new cohort of apprentices into our Social Mobility Apprenticeship Programme with the Leadership Through Sports and Business charity. Enterprise: We launched the digital business builder platform supporting start-ups and new businesses with access to learning resources, successfully reaching over 14,200 registrations, with 58% of those supported identifying as female. We also digitised our Dream Bigger programme, to support the next generation of female entrepreneurs. Our Entrepreneur Accelerators pivoted to a digital model, delivering over 10,000 bespoke coaching sessions as well as hosting 1,016 digital events reaching 45,782 attendees. In September 2020 we were endorsed by the Scale Up Institute and named as the ‘UK’s leading accelerator’ by Beauhurst. Climate: As a leading lender to the UK renewables sector, we supported £3.9 billion of Climate and Sustainable Funding and Financing in 2020 and are proud to support de-carbonisation in the UK. In October 2020, we launched a NatWest Climate Accelerator to provide support, coaching and access to our Climate Partner Panel for our businesses whose core offering is linked to sustainable environmental activities. As a testament to our passion for innovation, we won a range of awards in 2020: Payit, an Open Banking solution for e-commerce payments settlement launched in June and won the prestigious ‘Innovation Frontier Award’ at Celent Model Bank 2020; and Rapid Cash, our digital working capital solution won best ‘Innovation in the SME Finance Sector’ at the 2020 Business Moneyfacts awards. Challenging operating conditions, the low interest rate environment and subdued business activity due to COVID-19 resulted in a £399 million operating loss, including impairment losses of £1,927 million and £37 million fair value and disposal losses. Net loans to customers were £7.0 billion, or 6.9%, higher than 2019 as £12.6 billion UK Government scheme drawdowns were partially offset by increased loan provisions and lower specialised business lending.

Building a purpose-led bank Start. Scale. Succeed. Note: (1) By total number of attendances, Beauhurst – September 2020. In 2020 the NatWest Entrepreneur Accelerator Programme was recognised as the No.1 UK accelerator programme.(1) Entrepreneur Accelerator is our flagship programme, fully-funded by NatWest Group, to support high growth-potential businesses with ambitions to scale across the UK. We focus on giving entrepreneurs the best possible coaching, in world-class environments, while connecting them to our amazing networks. Since the beginning of the pandemic we have run 1,016 virtual events, with 45,782 attendees. By moving our Accelerator Programme from face-to-face to digital delivery, we continued to support our entrepreneurs at a time when they need us most. We are committed to creating and supporting new businesses and concentrate our efforts on under-represented groups and geographical inequality. The programme has supported 1,230 entrepreneurs, of which 43% were female, 18% were of Black, Asian and Minority Ethnic backgrounds and 81% were outside London and the South East of England. The resulting businesses have raised total investment of £56 million, generating £128 million of total turnover and creating more than 1,000 jobs. To support SMEs and entrepreneurs nationwide, we launched the ‘In Conversation With’ series. Available to both customers and non-customers alike, the series gives the UK’s six million SMEs an opportunity to hear directly from some of the most influential voices in industry. We hope the inspiration provided by these experts, alongside our full range of support, will help SMEs and entrepreneurs to survive, thrive and prosper in the wake of the unique challenges of 2020.

Building a purpose-led bank Private Banking Our relationship-led and digitally enabled strategy has ensured ongoing support to our clients through the COVID-19 crisis. We have led with purpose, improving client satisfaction scores to new highs, increasing client engagement and progressing on our climate commitments. Our newly formed relationship with BlackRock will support our investment management processing activity and enable savings to be passed on directly to our clients. 20202019 (1) Private Banking manages assets under management portfolios on behalf of Retail Banking and RBSI and receives a management fee in respect of providing this service (3) For the period from 1 January 2020 to 30 June 2020, with a baseline of 31 December 2019. 29%(3) average reduction in the carbon intensity of equity in our Asset Management business. We reacted quickly in the early stages of the COVID-19 crisis, supporting our most affected clients through the provision of mortgage and personal loan repayment deferrals in appropriate circumstances and by approving over £0.3 billion in UK Government scheme lending in 2020. Targeted training ensured appropriate steps were taken to meet regulatory standards whilst enabling us to continue to meet client needs. Supporting our areas of focus: Learning: Our award-winning Coutts Institute continued to support clients with their philanthropic needs. In 2020, we supported over 230 clients with a fraud awareness webinar and more than 4,000 clients attended our live ‘Coutts in Conversation’ speaker series. Internally, we launched a mentor scheme for our Black, Asian and Minority Ethnic colleagues and provided 220 frontline colleagues with sales skills training, using psychology and behavioural science. Enterprise: We have supported Entrepreneur clients through a dedicated service which provides capital and connections to business founders. Coutts Investment Club introduces financially sophisticated high net worth individuals to private companies, and in March 2020 agreed to collaborate with the Business Growth Fund (BGF) to develop the UK Enterprise Fund. Climate: In September 2020, Coutts became a signatory of the Green Finance Institute’s Green Home Retrofit principles and in November 2020 launched the Green Mortgage pilot, which will support our commitment to ensuring 50% of our clients’ homes achieve at or above EPC or equivalent rating C by 2030. Our Asset Management business reduced the carbon intensity of equity in its portfolios by an average of 29% (3), ahead of our 25% target reduction by 2021 and is on track to meet our target to reduce the carbon intensity across all portfolios by 50% by 2030, in line with the Intergovernmental Panel on Climate Change (IPCC) targets. In August 2020 we received an A+ accreditation from the Principles for Responsible Investment, the United Nations’ supported international network of investors, and in November 2020 Coutts received The Financial Times’ Banker Magazine and Professional Wealth Management award for best Private Bank for Millennials. Coutts is also currently working towards achieving Benefit corporation (B-corp) accreditation; having both changed its Articles of Association and begun measuring progress according to the B-Corp impact assessment in 2020.

Building a purpose-led bank How Coutts and its clients are making a difference A sustainable and responsible approach to investing is important because it can build a better world – and who doesn’t want that? In our first annual sustainability report Coutts show how we invest with purpose and integrity, and with a keen focus on sustainability. Coutts do it a little differently to many other investment houses. Others tackle it by providing one ethical investment product, but Coutts embed this thinking across our entire investment process and offering for all our clients. So those who invest with Coutts choose to fight against climate change, promote diversity and establish good working conditions for all. And crucially, it doesn’t cost our clients a penny. 2020 was Coutts second year as a signatory to Principles for Responsible Investment (PRI), a world-wide body that aims to address ESG issues and the role that investors can play in supporting this work. PRI makes an annual assessment of all signatories, which allows for comparisons with other investment managers at a local and global level. Coutts either improved or sustained our scores across all categories relative to 2019. Our Strategy and Governance score of A+ is the highest rating possible, higher than the industry median rating of A. This category rates an organisation's overarching approach to responsible investment and incorporation of ESG issues into its asset allocation, recognising the action Coutts are taking to create a better future.

Building a purpose-led bank RBS International (RBSI) We have accelerated our digital transformation to suit changing customer needs. Leading a digital transformation across the communities we operate in and becoming a bank that is easy to deal with is the best way to fulfil Our Purpose to champion potential. Total income (£m) 497 610 Operating expenses (£m) (291) (264) Impairment losses (£m) (107) (2) Operating profit (£m) 99 344 Net loans to customers (£bn) 13.3 14.1 Risk-weighted assets (£bn) 7.5 6.5 Return on equity (%) 6.1 25.7 68% Local Banking customers now registered with digital banking, +8 percentage points on 2019. We have worked closely with local governments to implement emergency policies to support local communities and businesses in light of COVID-19. We led the offshore banking sector in the creation of the loan Disruption Guarantee Scheme (DGS), providing financial support to our customers, with loan facilities totalling £858 million, through forbearance, the DGS and payment holidays in 2020. We have accelerated our digital transformation strategy and are now meeting the increasing customer demand for digital solutions. This change in customer behaviour has also led us to consolidate the branch network in our locations and allowed us to focus more investment into digital services. In 2020 eQ, our multicurrency banking platform for Corporate and Institutional banking customers, released online account opening and a mobile app. Supporting our areas of focus: Enterprise: In July 2020 we introduced the Woman in Business accreditation, with 46 colleagues completing the qualification. In tandem we nominated nine customers for the NatWest Everywoman Awards, championing their potential and helping to remove the barriers to business. In the second half of 2020 we selected six local, social enterprises to support with mentoring, sharing our knowledge and resources with our communities. We also held three virtual Business Builder events which were open to anyone in the community, a first for RBS International. We had 93 attendees, with a third signing up for further support. Climate: We continue to help drive the transition towards a low carbon economy. In the fourth quarter of 2020 we provided a €5 million investor backed loan facility (IBLF) for an energy transition fund focusing on clean energy production, energy efficiency enhancements and clean energy utilisation. We also provided a €30 million IBLF for a European fund; that invests in the development, construction and management of subsidy-free and sustainable renewable energy assets. Throughout 2020 we have sought to increase customer and colleague knowledge on climate by running education sessions on sustainability-linked loans, holding a Climate Awareness month and by enrolling over 100 colleagues on climate education courses; in conjunction with the University of Edinburgh and Cambridge Institute of Sustainability Leadership. Operating profit of £99 million was 71.2% lower than 2019 primarily due to the impact of interest rate reductions on deposit income, lower fee income and increased impairment losses reflecting the economic response to COVID-19. Net loans to customers decreased by £0.8 billion, or 5.7%, as Institutional Banking customers repaid facilities to position themselves in the uncertain environment.

Building a purpose-led bank Building for the future Through the strong relationships RBSI has built with housing trusts, developers and the local government on Jersey, RBSI is playing a leading role in tackling the issue of overcrowded accommodation on the island of Jersey. Lending provided by RBSI continues to support the development of social housing, affordable housing and first-time buyer properties in Jersey. And over the course of 2020, we went further, providing lending facilities totalling £92 million to support the building of homes for islanders, working with Les Vaux Housing Trust, CTJ Housing Trust and Andium Homes. By supporting the expansion of accessible and affordable housing on the island, we are demonstrating our commitment to championing the potential of Jersey residents. We know that increasing residents’ opportunities to have a place of their own to call home will help to build an even stronger and more empowered island community. NatWest Group has committed to £3 billion of new funding to the housing association sector by the end of 2022 to increase the provision of social housing, as well as to improve existing properties, ensuring that more people and families can have a sanctuary they can call home.

Building a purpose-led bank NatWest Markets We have played a key role in supporting NatWest Group’s customers during 2020. We have remained resilient in the face of volatile market conditions, delivering strong income performance and safely managing our balance sheet while continuing to support customers through the COVID-19 crisis. 20202019 The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group). For 2019, NWM Group includes NatWest Markets N.V. (NWM N.V.) from 29 November 2019 only. For periods prior to Q4 2019, NWM N.V. was excluded from the NWM Group. In both 2019 and 2020 the NatWest Markets segment excludes the Central items & other segment. Includes all green, social, sustainability and transition labelled debt. £7.2bn Climate and Sustainable Funding and Financing in 2020. Significant progress has been made in reshaping the business for the future and advancing our transformation to deliver the refocused business announced in February 2020. By accelerating this transformation we’re becoming a more integrated and sustainable part of NatWest Group, focusing on what we do best and what matters to our customers. RWAs have reduced and the business is ahead of its plan to achieve the medium-term reduction to £20 billion. We simplified our product offering and in the second quarter of 2020 we entered into an agreement with BNP Paribas for the provision of ‘house’ Futures and associated back office services. We have consolidated certain customer coverage, services and functional teams with their counterparts in NatWest Group, enhancing our collaborative approach to customers. We leveraged our risk management expertise to support required hedging for customers; helped governments access critical financing to support their pandemic response programmes and supported customers’ access to capital markets, including issuing COVID-19 response bonds and accessing the Covid Corporate Financing Facility (CCFF) in conjunction with Commercial Banking. In support of our Climate focus area we have continued to play a leading role in the development of the sustainable finance market through 2020. We supported Cadent Gas on the UK’s first ever transition bond as bookrunners for the deal, supporting the UK’s transition towards a low carbon economy. Our commitment to clients has been recognised by a number of awards and surveys in 2020 including: UK Corporates FX Service Quality Leader (Greenwich Associates, Global FX-Study, UK Corporates, 2019, awarded April 2020) #1 European Government Bonds by Estimated Notional Share – Gilts (Greenwich Associates European Fixed Income Rates 2020) Most Impressive FIG House in Sterling (GlobalCapital Bond Awards 2020) #1 lead manager for sustainability-labelled debt for UK corporates (2) (Dealogic, full year 2020) Most Accurate UK Economy Forecaster of 2019 – Ross Walker (Consensus Economics, awarded May 2020) An operating loss of £227 million compared with a £25 million operating loss in 2019, mainly reflecting the £444 million Alawwal bank merger gain in 2019 and £48 million higher disposal losses in 2020, partially offset by stronger business performance in the current year from increased customer activity as the market reacted to the spread of the COVID-19 virus. RWAs decreased by £11.0 billion to £26.9 billion as the business exceeded its target for RWA reductions over the course of 2020.

Building a purpose-led bank Supporting the construction of the world’s largest offshore wind farm (1) Source: Inframation Deals (Acuris). Based on the aggregated totals for the United Kingdom for the 10 year period 03/12/2010-03/12/2020. In 2020, NatWest Group delivered £12 billion of climate sustainable funding and financing to customers against our target to deliver £20 billion by the end of 2021. We are committed to tackling climate change, which is a core part of Our Purpose-led strategy and seek opportunities to demonstrate our leadership and contribution to a cleaner energy future. In 2020, NatWest Group acted as a lead arranger for the financing of the first two phases of Dogger Bank Wind Farm. Upon completion of all three phases in 2026, Dogger Bank Wind Farm will be the largest offshore windfarm in the world. The project is being developed by SSE, a leading developer, owner and operator of renewable energy across the UK and Ireland together with Norwegian firm Equinor, a leading energy provider, with each holding a 50% stake. Located over 130km off the north east coast of England, by 2026 Dogger Bank Wind Farm will support 320 new skilled jobs and produce enough electricity to supply 5% of the UK's demand - equivalent to powering six million UK homes each year. NatWest Group acted as a lead arranger of the transaction for the financing of the first two phases, comprising 29 banks and three export credit agencies providing £5.5 billion of financing facilities, making this the largest offshore wind project financing to date, globally. Renewable energy is a strategically important sector for NatWest Group, Dogger Bank marked our ninth offshore wind project finance transaction in the UK in the past four years. We have been the number one provider of finance to the UK renewables sector over the last 10 years – by total number of transactions over that period – with 79 transactions totaling £3.86 billion (1), supporting more than 8GW of offshore wind development.

Our stakeholders Stakeholder engagement. Listening, engaging and partnering with stakeholders helps us to address our business impacts and improve outcomes for customers, society and the environment. Who Our stakeholders How How we engaged with them in 2020 Customers Our retail, business, commercial and institutional customers. We pivoted our operations at pace in response to COVID-19, reacting quickly to support our customers’ financial health. We engaged with our customers face-to-face through our branch network, mobile branches, community bankers and business growth enablers. We also engaged digitally through webchats, Bankline, video banking, secure messaging and social media, in addition to telephony. We have prioritised providing a personal service to customers through these challenging times and ensured that customers were able to tell us about their experience by providing feedback through our customer surveys, including our Net Promoter Score survey framework, as well as syndicated surveys and customer listening focus groups for senior leadership. Our closed loop feedback and complaints system allowed us to identify and resolve issues quickly. Colleagues Our colleagues, who create and deliver products and services and are the face of our brands. We placed colleague wellbeing firmly at the centre of our COVID-19 response. The Our View opinion survey provided colleagues an opportunity to have their say on how it feels to work at NatWest Group and to shape the actions we take to champion potential. During the pandemic we ran additional COVID-19 pulse surveys to understand how colleagues were feeling and what more we could do to support them. Amidst the global events of 2020, we conducted our first survey on race, diversity and inclusion, to inform our approach in creating a truly inclusive organisation. The Colleague Advisory Panel allowed the Board to hear directly from colleagues on key issues, while Employee Led Networks continued to influence how NatWest Group is becoming more inclusive and accessible. Important conversations continued with our employee representatives, such as trade unions and work councils. Communities The communities in which we operate, and wider society. We worked with community partners and charities to support our local communities, helping the most vulnerable in society. We regularly shared information about NatWest Group and its Purpose-led strategy, providing opportunities for our communities to engage with our colleagues and customers. We were in constant contact with our communities, including through our regional boards, leveraging existing and forming new relationships to support society. Examples of how we engage with and support our community partners and charities include payroll giving, community cashback, employee fundraising, employee volunteering, ATM giving and disaster and emergency appeals. Investors Institutional equity and debt investors, UK Government, retail shareholders. Our investors take an interest in our success and sustainability, and we updated them regularly on business performance. We engaged with our retail shareholders through our Annual General Meeting, virtual shareholder events, and our Annual and Strategic Report communications. We interacted with institutional investors through quarterly results presentations, 1:1 and group meetings, including sessions with the Board, regular engagement with UK Government Investments and presentations at sector conferences. We engaged with socially responsible investors through an active programme of meetings with ESG analysts from institutional investors, presentations at ESG-focused conferences and enhanced engagement with sustainability rating agencies. Regulators Our regulators, who oversee our activities and undertake consultations and policy reform. We continued to prioritise an open and continuous dialogue with our regulators. We actively monitored changes in the regulatory landscape and engaged with regulatory consultations and on compliance with regulatory changes. We also attended regulatory engagement meetings on an ongoing basis. Suppliers Our suppliers, who support us to deliver products and services to our customers. Suppliers have played a critical role in ensuring continuity of service to our customers during the pandemic. We organised regular review meetings with key suppliers and regularly conducted supplier policy compliance reviews.

Our stakeholders What What we discussed Outcomes and further information What we did COVID-19 and the support needed. Customer satisfaction and trust. Lending, including fees and charges. Supporting businesses. Supporting customers in financial distress. Accessible banking. Security and fraud. Set up dedicated telephone lines for over-70s and NHS workers. Helped 258,000 customers secure a mortgage repayment holiday. Implemented Bounce Back Loan Scheme and Coronavirus Business Interruption Loan Scheme and waived fees. Removed the minimum monthly fee on our business accounts. Launched an online cashflow tool to help businesses through the pandemic. Introduced case owners to improve the account-opening journey. Support for colleagues and their families through COVID-19. Wellbeing of customers, colleagues and communities. Becoming an inclusive organisation. Living Our Purpose. Progress against our strategy. Home working was quickly made available to most colleagues, and for keyworker colleagues who remained on the frontline, all of our offices and branches were made COVID-secure. Set up a COVID-19 Wellbeing Hub for colleagues which received over 37,500 hits. Our View showed a further improvement in colleague sentiment. Our work on inclusion has been recognised through a number of external awards. We continue to support our c.23,000 – strong Employee Led Networks. Requests to raise awareness of charities, and enable employee volunteering and fundraising. Support with customer giving. UK and international disasters and emergencies response. Climate and conservation activity. Our Edinburgh head office was turned into a charity distribution hub. Over £3.2 million was raised for charity and 13,599 hours volunteered during worktime. Facilitated customer donations of £2.1 million through our Reward Account. Over £10 million was raised for the National Emergency Trust’s (NET) Coronavirus Appeal through colleagues and customer donations and matching from the bank. 30,000 trees were planted in a pioneering “tiny forest” in Dagenham with TCV (The Conservation Volunteers). COVID-19: economic impact and customer focus. Progress against purpose and strategy. Financial performance. Dividends and share price. Climate change and sustainable lending. Due to COVID-19, the 2020 AGM was attended by only the shareholders required to form a quorum. Shareholders were able to vote and submit questions in advance of the AGM. Positive feedback was received on three virtual shareholder events held in 2020. Mainstream investors received strategic and financial updates to enable them to make their investment decisions. The Board received feedback from investors on performance and strategy. Our position in sustainability benchmarking indices improved and we were the first UK bank to list a green bond on the London Stock Exchange (LSE). COVID-19 support measures and recovery. Brexit. ESG issues. Operational resilience. Access to cash. Consumer credit. Responded to various consultations and other requests for comment/input issued by government, regulatory and standard setting bodies. Engaged with regulators during the policy proposal phase on a number of occasions to help inform priorities – examples included climate change and operational resilience, both of which are being considered in new ways. Directors and senior management had regular engagement meetings with regulators to discuss key regulatory priorities. We requested forbearance across a number of regulatory change programmes as a result of implementing government schemes at pace to support our customers. Environmental and ethical sustainability. Innovation. Prompt payment. Being simpler to do business with. Launched our Supplier Charter, which sets out our aims and expectations in the areas of ethical business conduct, human rights, environmental sustainability, diversity and inclusion, the Living Wage and prompt payment. To support the Supplier Charter and our collaborative approach to improving performance in these areas, we identified and onboarded a new third party provider to undertake independent sustainability assessments of our suppliers – EcoVadis. To support our Supply Chain during the COVID-19 pandemic and beyond, we moved all UK and Ireland supplier payments to immediate release, to support all of our suppliers, including SMEs. Embedded a new supplier management system, simplifying how we engage with our supply chain.

Our stakeholders Section 172(1) statement. This section of the Strategic Report describes how the directors have had regard to the matters set out in section 172(1) (a) to (f), and forms the directors’ statement required under section 414CZA, of the Companies Act 2006. How stakeholder interests have influenced Board discussions and decision-making NatWest Group plc recognises the importance of engaging with stakeholders and understanding their views, to help inform its strategy and Board discussions and decision-making. In making its decisions, the Board considers the outcomes of relevant stakeholder engagement, as well as the need to maintain a reputation for high standards of business conduct, the need to act fairly between the members of the company and the long-term consequences of its decisions. In February 2020 the Board approved its annual objectives and confirmed the Board’s key stakeholder groups, as set out in this statement. Various steps were taken during the year to embed our purpose in Board discussions and decision-making, helping the Board to ensure different stakeholder needs were considered. The roles and responsibilities of the Board and its Committees were enhanced to ensure a strong focus on our purpose was built into their respective Terms of Reference. Board and Board Committee papers now include a dedicated section which explains how the proposal or update aligns to our purpose, which is complemented by a section detailing stakeholder impacts. These features, embedded within our Board paper format, help to ensure that our purpose and stakeholders remain firmly at the centre of Board discussions, and underpin the Board’s oversight of NatWest Group’s progress and performance as a purpose-led organisation. During the 2020 Board evaluation, directors commented positively on how our purpose guided Board discussions and decision-making during the pandemic. Customers During the year, the Board received regular updates on customer issues through reports from the Group CEO and business CEOs. Customer lifecycles were a key area of focus during Board and Group Executive Committee (ExCo) strategy discussions. Directors also received targeted management information on progress against customer service metrics including customer advocacy measures and complaints data. A dedicated Board session on customer experience helped to enhance directors’ customer insights further. This session covered NatWest Group's Net Promoter and CMA scores and directors provided input and feedback on management's plans to enhance customer experience outcomes. Directors were also regularly updated on the nature and extent of COVID-19 support provided to customers. The Group CEO and Group CFO met with customers throughout the year to enhance relationships and understand their views. The Group Sustainable Banking Committee held two sessions that included a focus on customers. The first of these addressed customer treatment in the context of COVID-19. The second session focused on enterprise, and the Committee heard customer testimonies alongside a spotlight from a customer on entrepreneurship and NatWest Group’s role in supporting the sector. Colleagues Colleague Advisory Panel Our Colleague Advisory Panel (CAP) provided an important two-way communication channel between the Board and colleagues during the pandemic. The CAP was set up in 2018 to help promote colleague voices in the boardroom and supports our compliance with the UK Corporate Governance Code in relation to workforce engagement. Its membership includes representatives from a range of our Employee Led Networks, unions, management teams and regional locations, as well as volunteer

Our stakeholders The Colleague Advisory Panel feedback loop in action members unconnected with existing groups. It continues to provide a valuable mechanism for colleagues to gain a greater understanding of the Board’s role and provide feedback to directors. Two-way communication is crucial for both colleagues and directors and embodies our open and inclusive culture. The CAP met four times in 2020 and all meetings were virtual. In addition to two scheduled sessions, there were two ad-hoc sessions which supported additional listening and discussion with directors in light of the challenges related to COVID-19. Topics discussed in 2020 in addition to COVID-19 colleague and customer support included embedding purpose, diversity and inclusion, innovation, executive pay and sustainable banking. At Board meetings the CAP Chair provided an update on issues discussed at the CAP, and raised specific questions for Board feedback. Afterwards, the CAP Chair shared the Board's views and feedback with CAP members. The diagram above illustrates the CAP feedback loop in action, on the topic of COVID-19 colleague support. Our culture The Board assesses and monitors NatWest Group’s culture in several ways. In February 2020, representatives from the Banking Standards Board (BSB) joined a Board meeting to present the results of their 2019 industry-wide survey and thematic reports, together with their 2019 Assessment report on NatWest Group. The Board also discussed an internal review of the BSB’s thematic reports on “Technology & Culture” and “Decision-Making” from a NatWest Group perspective, including impacts for customers and employees. In December 2020, the Group Sustainable Banking Committee considered a summary of the results of the BSB’s 2020 Assessment report on NatWest Group, in advance of a presentation by the BSB to the Board in February 2021. The Group Sustainable Banking Committee held a dedicated people and culture session in December 2020 which included culture measurement reporting, and this in turn helped to support the Board on assessing progress on building a healthy culture, and alignment between culture and purpose across NatWest Group. Colleague opinion survey results were another useful culture oversight tool available to the Board. Directors considered the results of colleague pulse surveys conducted in May and June 2020, and in October 2020, reviewed the results of the annual colleague opinion survey, Our View. Key themes noted and discussed by the Board were culture, inclusion, capability, resilience and wellbeing (including financial wellbeing and colleague advocacy). In December 2020, as part of a spotlight on colleagues, the Board received an update on future ways of working and how this might evolve in a way that is consistent with our purpose and strategy; continues to support colleagues; drives greater collaboration; and supports the long-term sustainability of NatWest Group. Executive talent and succession The Board is committed to staying connected with the executive talent population. Although COVID-19 restrictions meant that a planned face to face event for directors to meet senior management colleagues considered to be ‘rising stars’ was cancelled, a virtual session enabled this group to spend time together. Discussion topics included

Our stakeholders How the Board engaged with investors JanuaryFebruaryMarchApril 14th – 2019 annual results announced; investor presentation + Q&A Institutional investor meetings (Group CEO and Group CFO) 29th – Annual General Meeting & virtual shareholder event Corporate Governance meetings with investors (Chairman) August Institutional investor meetings (Group CEO and Group CFO) July 16th – virtual shareholder event 31st – H1 results announced; June Institutional investor meetings May 1st – Q1 results announced; investor presentation + Q&A investor presentation + Q&A (Chairman, Group CEO and Group CFO) September 8th – virtual shareholder event 30th – Board feedback session with three major institutional investors OctoberNovemberDecember 30th – Q3 results announced; investor presentation + Q&A Corporate Governance meetings with investors (Chairman) Institutional investor meetings (Group CEO and Group CFO) Institutional investor meetings (Chairman, Group CEO and Group CFO) how we could continue our momentum towards becoming a purpose-led organisation, and future opportunities for NatWest Group. The Board also held a separate session to discuss executive succession planning. Investors Our directors engaged with investors throughout the year, keeping them informed on our progress, strategy and financial performance. This helped the Board to build an understanding of what matters to our investors, and provided useful opportunities for questions and feedback. The timeline above provides an overview of key investor engagement activities during 2020. Communication with NatWest Group plc’s largest institutional shareholders continued throughout the year as part of the Investor Relations programme. The Chairman, Group CEO and Group CFO undertook an extensive engagement programme with our largest institutional shareholders, including UK Government Investments (UKGI). Members of the executive management team also took part in meetings with groups of institutional investors for sessions spotlighting their businesses. The Group CEO and Group CFO made additional outreach to major shareholders, ensuring they were kept up to date during the uncertainty caused by COVID-19, and virtual engagement activity was significantly stepped up in the absence of face to face options. The Chairman’s regular engagement with major shareholders allowed him to understand their views on governance and performance against strategy. The Chairman of the Group Performance and Remuneration Committee met with institutional shareholders to discuss remuneration matters, including the executive directors' The Board met virtually with representatives from three of our top 30 institutional shareholders, which provided our investors with an opportunity to give feedback and ask questions of the wider Board. Topics covered included our purpose, strategic priorities, dividends and capital. In addition, our Board Committee Chairs met with UKGI, who were undertaking a deep dive into the business as part of their stewardship responsibilities to the UK Government. Following each quarterly results announcement, executive management hosted an investor presentation in order to provide an update on our financial performance and strategy. All shareholders usually have the opportunity to ask questions at our Annual General Meeting (AGM) and any other General Meetings which may be held. In 2020 our AGM was held behind closed doors in accordance with requirements put in place in response to the COVID-19 pandemic, with only employee shareholders present to meet quorum requirements. We held an online shareholder event later in the day to allow shareholders to receive answers to pre-submitted questions. We also continued to hold online retail shareholder events, where shareholders could ask questions submitted in advance or live on the day of a panel of executives and non-executive directors and learn more about the business, our progress to date and our plans for the future. In addition to the virtual event held following the AGM we held two more online events during 2020. The first took place in July 2020, hosted by the Group CEO and covered our response to the COVID-19 pandemic and the launch of our purpose.

Our stakeholders A second event held in September 2020 hosted by the Chairman covered our half-year financial results. We plan to hold further similar events in 2021. Throughout the year, the Chairman provided regular updates to the Board on shareholder engagement and the Board also received regular updates on investor feedback from the Group CEO, Group CFO and Investor Relations at Board meetings and strategy sessions. Combined, these activities helped to ensure that the Board as a whole maintained a clear understanding of the views of all shareholders, and that directors continued to have regard to the need to act fairly as between members of the company in performing their duties, as required by section 172(1). Regulators The Board recognises the importance of open and continuous dialogue with our regulators. In 2020, the main focus of our regulatory engagement was inevitably on our COVID-19 response, and in particular the support we were offering to our customers, with other topics discussed by directors with the regulators including strategy, operational resilience, board effectiveness, dividends and financial crime. Representatives from the Prudential Regulation Authority (PRA) attended the July 2020 Board meeting to present and discuss the findings arising from its Periodic Summary Meeting for NatWest Group. In September 2020, representatives from the Financial Conduct Authority (FCA) joined the Board meeting to present and discuss its annual Firm Evaluation letter. The Chairman and executive directors have regular meetings with the PRA and FCA. In addition, individual non-executive directors engage with our regulators through Continuous Assessment and Proactive Engagement meetings. The Board also receives reports on regulatory matters from the Chief Legal Officer and General Counsel. Suppliers The Board is mindful of the role our suppliers play in ensuring we deliver a reliable service to our customers, and of the importance of our relationships with key suppliers, particularly in the current environment. Although directors were unable to meet with supplier representatives in person, as they have done previously, they were kept informed on progress against relevant key performance indicators, including payment practices, through management reporting. In particular, the Board Changing our Name In February 2020 we announced our intention to change the company’s name from The Royal Bank of Scotland Group plc to NatWest Group plc. The Board fully supported the move to align the parent company name with the brand under which the majority of our business is delivered but was also mindful of a range of stakeholder interests and how the announcement would be received, particularly from a Scottish perspective. In advance of the announcement, the Board considered both the rationale for changing the name as well as the potential impact of the name change for key stakeholder groups, particularly colleagues, customers and investors. The Board noted that changing the parent company name and brand would help remove the negative impact the RBS brand has had on the performance of our customer brands following the financial crisis of 2008. The Board acknowledged the potential long-term commercial benefits from doing this and, in particular, that it would allow us to move on from our legacy issues and focus on our customers and continuing to improve the products and services we offer them. The Board also reviewed in detail the proposed communications plan and the approach to engaging with key stakeholders as well as our regulators, the media and politicians. Acknowledging that there was likely to be some potential adverse reaction, particularly from those with a strong affinity to RBS and Royal Bank of Scotland, the Board noted that the communications plan had been developed to help to mitigate this reaction and manage the interests and sensitivities for colleagues, media, politicians, customers and investors. Colleague communications and messaging were shared with the Board emphasising that the jobs of our colleagues and the service provided to our customers in Scotland would not be impacted by the change of name. The Board also noted that there would be no impact on customers’ day-to-day banking experience, as they would continue to interact with their usual customer brand(s). The Board was strongly supportive of management demonstrating NatWest Group’s continuing commitment to Scotland and the Royal Bank of Scotland brand. From an investor perspective, the impact was also considered to be minimal. “NatWest Group” would be used as a brand when talking about the Group as a whole and with investors, but there was no anticipated share price or ratings impact. The Board also considered the costs of changing the name and introducing the new NatWest Group brand as well as the impact on technology and systems, property, legal documents and agreements and company documentation. After careful consideration and taking into account their duties under section 172(1), the Board approved the change of name in principle and the communication and engagement plans were put into action. A number of directors, including the Chairman and Group CEO, were directly involved in engaging with stakeholders following the announcement and the Board was subsequently updated on the response to the announcement including media coverage and colleague reaction. The project team then undertook an extensive programme of work to prepare for the legal change of name which was formally approved by the Board in July 2020 and subsequently implemented.

Our stakeholders noted the actions taken to support suppliers’ cashflow during 2020 (which consisted of moving all UK and Ireland supplier payments to immediate release). The Group Chief Administrative Officer provided regular updates to the Board, including on key external partnerships and supply chain resilience. The Board considered and approved NatWest Group’s 2019 Modern Slavery Act Statement, which sets out the steps that we are taking to tackle modern slavery and human trafficking within our business, supply chain and sphere of influence. Our Human Rights Statement was also reviewed by the Group Sustainable Banking Committee and approved by the Board during 2020. The Group Sustainable Banking Committee supported the Board by discussing our new Supplier Charter and approach to suppliers in relation to our Modern Slavery and Human Rights obligations. Community and environment Directors enhanced their knowledge and understanding of climate issues through a dedicated training session led by management which included a presentation by Lord Stern (NatWest Group's independent climate change adviser) on external developments as well as updates on climate change risks and opportunities. In addition, the Board received a foundational online learning module on the impact of climate change on financial services and directors have been offered further optional training from the Cambridge Institute for Sustainability Leadership. The Board were regularly updated on NatWest Group’s wider community engagement activities throughout the year, with particular emphasis on the COVID-19 support provided to our local communities. Supporting our Black, Asian and Minority Ethnic Commitments In June 2020, in response to the Black Lives Matter movement, the Group CEO asked the global co-chairs of NatWest Group’s Multicultural Network to set up a taskforce to listen, analyse and deliver a set of commitments to address the key barriers facing Black, Asian and Minority Ethnic colleagues, customers and communities (the “Taskforce”). The launch of the Taskforce was reported to the Board, which was keen to be kept informed of the Taskforce’s progress. The Board received regular updates from the Group CEO covering various aspects of the Taskforce’s work including the all-colleague listening survey, colleague communications and executive management’s engagement with the Taskforce as it worked to finalise its recommendations. The Group CEO also facilitated a discussion at the June 2020 meeting of the CAP on NatWest Group’s response to Black Lives Matter and the work of the Taskforce, the outputs of which were reported back to the Board in July 2020. The Taskforce co-leads were invited to attend a Board meeting in September 2020 to present directly to the Board on the work of the Taskforce. They explained to the Board how the 10 Commitments for engaging with Black, Asian and Minority Ethnic colleagues, customers and communities had been developed; how the outputs of the work would be communicated; and the learnings from the work and that there was clear alignment between the work of the Taskforce and NatWest Group’s purpose in terms of championing potential. Following engagement by the Taskforce with the Group CEO and the Group Executive Committee, a new target of 3% of Black colleagues in senior UK roles by 2025 had been agreed in response to there being a higher under-representation of Black colleagues in senior UK roles. This new target would be in addition to our existing target to have at least 14% Black, Asian and Minority Ethnic leaders in senior UK roles by 2025. The Taskforce co-leads also responded to questions from the Board on topics such as colleague experiences and support from non-Black, Asian and Minority Ethnic colleagues. The Board wholeheartedly endorsed the work of the Taskforce and confirmed its support for the 10 Commitments including the introduction of a new target to have 3% of Black colleagues in senior UK roles by 2025. A subsequent update to the Board was provided on the publication of the Taskforce’s report “Banking on Racial Equality; A Roadmap for Positive Change” including the key insights from the report.

Our stakeholders Our customers. We are a relationship bank for a digital world. Our customers come to us to support their day-to-day banking needs and to help them plan for bigger financial moments. At NatWest Group, championing the potential of the people, families and businesses we support is at the heart of everything we do. Through our branch network and digital channels, we support the financial health and capability of 19 million customers in every nation and region of the UK and Ireland. And as a champion of UK business, we support 1 in 4 UK businesses. From start-ups to multi-nationals, we have the knowledge, skills and capabilities to support business customers at every stage of their journey. Listening to our customers We respond to the needs of our customers by acting on the feedback we receive from them. We have in place a framework of customer feedback surveys that measure satisfaction with the services and products we offer across our franchises. We also look beyond our existing offering by engaging in continuous research to identify new opportunities for us to address the evolving needs of our customers. Insights from these surveys and research are reported at the most senior levels of the bank and play a crucial role in shaping the development of our strategy, services and products. Feedback from our customers played an invaluable role in shaping our response to COVID-19 in 2020: We introduced a Companion Card and set up dedicated telephony lines for over-70s and NHS workers. We also introduced Financial Health Checks targeted at helping customers through the coronavirus crisis. Active listening and research is helping us to bring forward the right propositions to support our customers at every stage of their lives. For example, because we know that more of our customers than ever before are renting, in 2020 we developed the Housemate app to help people in rented accommodation manage shared bills, build their credit score and build tenancy trust. Simplifying the customer experience We know that we can do even more to deepen the relationships we have with our customers. This starts with us being as simple as possible for our customers to deal with. Under the leadership of Jen Tippin, who joined NatWest Group in 2020 as Chief Transformation Officer, we are putting the simplification of customer journeys at the heart of our transformation agenda. Our brands are our main connection with customers. Each brand takes a clear and differentiated position to help us strengthen our relationship with our customers. For this reason, we measure customer advocacy by brand. The tables on the following pages show NPS and Trust scores for our key brands. Through data-led decision making, we are prioritising the journeys that will have the greatest impact on customer experience across the bank. As part of this work, we have put in place a robust measurement system to allow us to track progress against key goals; this includes improvements in customers’ feedback. Having listened to how customers feel about our core journeys, we have been working to: Migrate our account onboarding system to one that allows a much faster time between application and the customer being able to use their account. Digitise where possible the loan application journey for our Commercial Banking customers, in order to give quicker end-to-end times on application.

Our stakeholders 54 We are committed to finding innovative solutions that keep our customers safe and able to pay for the things they need, when they need them. In 2020, we launched 'Banking My Way', a free service that allows customers who need additional support or adjustments to request bespoke assistance to make banking easier. We share the information on our internal systems, so our customers don’t need to repeat requirements every time they interact with us. Since ‘Banking My Way’ was launched we have received instructions from over 40,000 customers. We also introduced the Companion Card, enabling customers in vulnerable situations and those in extended isolation to give trusted volunteers a way to pay for their essential goods. The card can by topped up by up to £100 every five days and given to a trusted person or carer to enable them to make purchases on behalf of the individual. We were the first UK bank to offer customers in vulnerable situations and those in extended isolation a fee-free cash delivery service to their door, with £5.0 million delivered to customers across the UK in 2020. Additionally, customers can request a ‘Get Cash’ code that enables a trusted third-party to make ATM withdrawals up to £100 on someone’s behalf from any NatWest, Royal Bank of Scotland or Ulster Bank ATM. These innovations have been introduced in response to the coronavirus crisis to help our customers and enhance their ability to pay for essentials whilst protecting themselves.

Our stakeholders Customer Trust and Advocacy Customer Trust We use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat). Over the course of 2020, the net trust score improved for NatWest but we narrowly missed our target by 1 point. For the Royal Bank of Scotland, the net trust score also improved, but missed its target by 17 points.(1) Q4 2020Q4 2019 6962 Source: Yonder. Latest quarter’s data. Measured as a net % of those that trust NatWest/Royal Bank of Scotland to do the right thing, less those that do not. Latest base sizes: 547 for NatWest (England & Wales) and 202 for Royal Bank of Scotland (Scotland). 4439 Note: Targets run Q3-Q3. NatWest Q3’20 = 67, against target of 68. Royal Bank Q3’20 = 40 against target of 57. Customer Advocacy Scores We also track customer advocacy for our key brands using the net promoter score (NPS), a commonly used metric in banking and other industries across the world. This is measured through customer surveys in which customers are asked how likely they would be to recommend their bank to a friend or colleague, on a scale of 0-10, with a score of 10 being ‘extremely likely’ and 0 being ‘extremely unlikely’. The NPS is calculated by deducting the percentage of ‘detractors’ (0 to 6 on the scale) from the percentage of ‘promoters’ (9 and 10 on the scale), responses 7 to 8 on the scale are considered ‘passive’. Overall NPS Our improved NPS scores in Retail Banking reflect the commitment we have shown to our customers during the COVID-19 pandemic and the positive feedback we have received from customers, especially those supported from our frontline during this difficult period. Our Business Banking customers have told us they have felt well supported during 2020 and have appreciated our regular communication, the availability of financial support and, importantly, keeping our day-to-day operations going. In Commercial Banking, both NatWest and Royal Bank of Scotland are the highest rated banks by NPS score in their respective markets. Retail BankingBusiness BankingCommercial Banking Q4 2020 Q4 2019 Q4 2020 Q4 2019 Q4 2020 Q4 2019 74-2-7 2423 -9-16 -13 -25 279 55 -12 10 -18 Sources: Retail Banking: Strategic NPS 12 month rolling data. Question: “How likely are you to recommend [main bank] to a relative, friend or colleague in the next 12 months?”. Latest base sizes: NatWest: 9,633; Royal Bank: 2,263. Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to you friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”. Latest base sizes: 456 Northern Ireland; 998 Republic of Ireland. Business Banking: Savanta MarketVue Business Banking, YE Q4 2020. Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: 1,072 for NatWest (England & Wales), 447 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain. Commercial Banking: Savanta MarketVue Business Banking, YE Q4 2020. Based on interviews with businesses with an annual turnover over £2 million. Latest base sizes: 554 for NatWest (England & Wales), 92 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Our stakeholders Customer Journey and Transformation NPS As we accelerate our focus on delivering digital services for our customers, it is essential that we bring everyone with us on the journey. For example, maintaining Mobile NPS through a period of unprecedented adoption of our digital channels shows that we have successfully managed to keep new adopters comfortable with the channel by prioritising ease of use in our mobile app. We continue to transform our key customer journeys across both Retail, Business and Commercial banking so that customers experience the best of digital mixed with the human touch when they need it. Feedback from customers shows that our frontline have delivered extremely well through COVID-19. The strength of our service proposition alongside a fully end-to-end digitised lending journey for businesses means that we have seen our Commercial Banking day-to-day servicing scores improve steadily throughout the year. Retail Banking Source: Strategic NPS. Question: “For NatWest's Current Account / Savings Account, how likely are you to recommend the experience of applying for & setting up the account?”. Latest base size: 1,014. Source: Strategic NPS. Question: “Thinking about your recent experiences with NatWest’s Mobile App, how likely are you to recommend their Mobile App to a relative, friend or colleague in the next 12 months?”. Latest base size: 4,415. Source: Strategic NPS. Question: “Thinking about your recent experiences with NatWest’s Online Banking, how likely are you to recommend their Online Banking to a relative, friend or colleague in the next 12 months?”. Latest base size: 5,601. Source: Operational NPS. Question: “Thinking about your recent experiences with NatWest’s video banking service, how likely are you to recommend the service to a friend, family member or colleague?”. Latest base size: 470. Note, this is a new metric so data not available for Dec 2019. Business and Commercial Banking Source: Operational NPS. Question: “Thinking about your recent experiences with [relationship manager name], how likely are you to recommend your relationship manager to a friend, family member or business associate?”. Latest base size: 573. Source: Operational NPS. Question: “Thinking about your recent experiences with NatWest’s [channel or service], how likely are you to recommend NatWest to a friend, family member or business associate?”. Latest base size: 6,718.

Our stakeholders Our colleagues. Engaging our colleagues is critical to delivering our purpose. By championing the potential of our colleagues we are better placed to help people, families and businesses to thrive. Employee Led Networks Our eight Group-wide Employee Led Networks (ELNs), with over 23,000 members and allies globally, support our commitment to creating a healthy, diverse, inclusive workplace for all colleagues. Sponsored overall by our CEO Alison Rose, each ELN has an individual Executive sponsor who provides direction, guidance, challenge and support. The ELN Chairs meet with our CEO on a quarterly basis and are invited to attend the Bank Executive Committee, on a rotational basis, to profile their work and provide oversight on their key initiatives. The eight ELNs are the Gender Network, the Multicultural Network, Rainbow – our LGBT+ Network, Enable – our Disability Network, the Families & Carers Network, the Armed Forces Network, the Aspire Network and the Sustainable Futures Network. In addition to supporting colleagues, running events, informing and educating, the combined expertise from the ELNs contributes to the development of inclusive products and services for customers and to the NatWest Group’s learning resources. The eight ELNs are: The Gender Network The Multicultural Network Rainbow – our LGBT+ Network Enable – our Disability Network The Families & Carers Network The Armed Forces Network The Aspire Network The Sustainable Futures Network

Our stakeholders Building a Healthy Culture One of our core priorities is building a healthy culture. We have clear goals which reinforce Our Values and form part of our leadership team's objectives. We gather feedback from our colleagues through our listening strategy, which includes our colleague opinion surveys, a Colleague Advisory Panel that connects colleagues directly with our Board and 'Workplace', our social media platform. We also track metrics and key performance indicators, and feedback from regulators and industry bodies, including the Banking Standards Board's (BSB) annual assessment of culture in UK banking. After three years of strong and broadly based increases in scores at NatWest Group, the pace of improvement eased back in 2020 across most characteristics of the BSB Assessment Framework to leave scores stable to slightly higher. Having ongoing discussion and engagement with our employee representatives such as trade unions and work councils is vital and we regularly discuss developments and updates on the progress of our strategic direction. Just under 50,000 (78%) of our colleagues completed our most recent opinion survey. The results showed a further improvement in colleague sentiment and NatWest Group is now at or above the global financial services norms (GFSN) and global high performing norms (GHPN) across all comparable survey categories. This is our strongest position to date and reflects our purpose and values coming to life in our response to the pandemic. We deepened our dialogue with colleagues in 2020, running 'COVID-19' pulse surveys in May and July as well as increasing our dialogue with colleagues relating to equality and inclusion through our 'Supporting Black, Asian and Minority Ethnic' survey in June. Speak-Up Colleagues can report concerns relating to wrong-doing or misconduct through Speak Up, our whistleblowing service. The service facilitates confidential and anonymous reporting, as well as monitoring of potential whistleblower detriment. When colleagues were asked if they feel safe to speak up 88% responded favourably, reflecting continued improvement in results for this question. In 2020, 441 cases were raised compared to 458 in 2019. Performance and Reward Our approach to performance management provides clarity for our colleagues about how their contribution links to our purpose and all our employees have goals set across a balanced scorecard of measures. We continue to ensure employees are paid fairly for the work they do and are supported by simple and transparent pay structures in line with industry best practices. We keep our HR policies and processes under review to ensure we do so. This clarity and certainty on how we pay is also helping to improve our colleague’s financial wellbeing, which is a core priority in our wellbeing plans. In the UK, our rates of pay continue to exceed the Living Wage foundation benchmarks and we ensure employees performing the same roles are paid fairly. We ensure colleagues have an awareness of the financial and economic factors affecting our performance through quarterly 'Results Explained' communications and Workplace Live events with our Group Chief Executive Officer and Group Chief Financial Officer. More information on our remuneration policies and employee share plans can be found in the 2020 Directors’ remuneration report. Developing Skills and Capabilities Becoming a purpose-led learning organisation is a strategic priority for us. To prepare colleagues for a sustainable future, we are committed to developing knowledge, skills and behaviours in a number of key critical capability areas that support our ambition and purpose. By encouraging a culture of continuous learning, knowledge sharing and reflective practice, we are ensuring that colleagues stay relevant and employable – and that we can adapt to the changing needs of our customers, communities and context. Our Leading on Purpose initiative began to immerse senior leaders and influencers in the aspects of personal and organisational change required to realise our Purpose-led strategy and culture. This programme will continue over multiple years, deepening awareness and purpose-led maturity. The NatWest Group Learning Academy provides access to a wide range of core, common and technical learning content to suit a range of learning styles and support our colleagues develop for their jobs today, and careers tomorrow. We are focused on helping our colleagues develop the right skills, mindsets and behaviours for the future and in 2019 we were the first UK bank to launch a Data Academy, to nurture and grow data expertise, innovation and collaboration. In 2020, it was recognised externally as Best Development Programme at the Data IQ awards. With over 7,220 individuals enrolled and 188 colleagues having completed and graduated from their c.16 -week programmes. Professional standards are important to us and we offer a wide range of learning to support professional development. We work closely with a wide range of professional bodies, government agencies and our peers to maintain and grow professional standards across the industry. We became the first bank to be awarded Corporate Chartered status by the Chartered Banker Institute in recognition of our continuing investment in professional development and our commitment to professional values and advocacy. Professional Career Development Programmes (PCDP) are funded by the apprenticeship levy and give our colleagues a great opportunity to learn practical skills that they can use in their current job and gain a professional qualification at the same time. Over 680 colleagues have completed or are currently undertaking a PCDP programme. To keep NatWest Group safe and secure, everyone who works for us must complete mandatory learning on different parts of our policies – including anti-bribery and corruption, health and safety, and inclusion. Some colleagues also complete additional mandatory learning that’s related to either where they work or the job they do. In early August 2020, we launched the NatWest Group Mobility Hub. The Hub is a key tool to support with redeploying colleagues and reskilling them for the future of work. The Hub offers support to build different skills, develop career plans and help colleagues move around internally or into opportunities outside the organisation. Our female, ethnicity and disability development initiatives focus on supporting our colleagues to reach their full

Our stakeholders potential and manage their careers effectively. These initiatives support our commitment to building a more inclusive bank. In June 2020, we launched our first ever bankwide Junior Management Team designed to provide disruptive challenge and reverse mentoring to our Group Executive Committee. We identified a diverse group of twelve representatives through a robust assessment process and they attended their first Executive Committee session in early September 2020. Our 2020 NextGen talent development proposition has 229 members and during an unprecedented year we continued to provide a blend of development opportunities for high potential colleagues at managerial level, helping them become our future leaders. The learning opportunities available through this programme align to our five critical people capabilities that help colleagues build the right knowledge, skills and behaviours. 10,000 We launched a new mandatory online mental health learning module for over 10,000 managers to help them support colleague wellbeing. To support our Purpose-led strategy we are working with Leadership Through Sport & Business to recruit young people who come from under-represented backgrounds for apprenticeships, recognising that many can thrive in major firms if they have access to skills building training prior to the recruitment process starting. In October 2020 we welcomed 60 individuals into our Social Mobility Apprenticeship Programme, as part of our overall goal to deliver c.400 additional apprentice hires over three years. Candidates applied for apprentice positions in digital, data, technology or customer service in London, Manchester and Edinburgh. Wellbeing As a strong component of making NatWest Group a purpose-led organisation, an established wellbeing strategy is key. Through our People Pledges we committed to support the wellbeing of our colleagues, customers and communities all of which was reinforced through our Group-wide People Strategy. Our work in wellbeing has been recognised externally, winning the Health and Wellbeing category at the HR Excellence Awards 2020. Understanding and caring for the changing and differing needs of our colleagues remained our priority during COVID-19. We flexed and evolved our original wellbeing plan and quickly built wellbeing and learning into our daily routines. Our "Live Well Being You" COVID-19 Wellbeing Plan placed colleague wellbeing firmly at the centre of our incident response. We developed a wellbeing plan which was reviewed and updated each quarter, and launched a Wellbeing COVID-19 hub, signposting colleagues to public health information, emotional wellbeing support, new physical health interventions, financial wellbeing guidance and support, community and volunteering opportunities, leadership support and guidance on managing bereavement and domestic abuse. Through our business facing teams we also offered support to our SME and personal customers. Investing in Colleagues Launched our People Pledge – a set of commitments made in response to what colleagues told us meant most to them. The pledge was split into five promises: Help you develop your skills, Support your wellbeing, Help customers thrive, Invest in our teams; Help you make a difference. Despite the challenges of 2020, we delivered against each of the promises, in many cases accelerating planned work, to provide a purpose-led response for colleagues. Some of the practical tools we provided include; 24/7 access to a virtual GP, launching a range of new emotional wellbeing support programmes and a new mandatory online module to help colleagues understand and improve their resilience. Several campaigns during the year also allowed us to focus on physical health (menopause, reproductive health and male mental health) and a focus on wellbeing throughout the seasons as we approached winter for our colleagues in the northern hemisphere. We continued to monitor the wellbeing of our colleagues throughout and our pulse surveys helped us understand the specific points of wellbeing impacting our colleagues. 90% of colleagues felt their line manager cared about their physical and mental health, and 45% of colleagues felt COVID-19 impacted their mental health. Our internal wellbeing index shows that we are 3% above other high performing companies and 9% above GFSN. During the year, we launched our Wellbeing Champion network which rapidly grew to over 1,000 colleagues who committed to providing wellbeing support to their teams, supported by enhanced learning and a deeper understanding of our wellbeing strategy. Unable to host our annual Mental Health Awareness Conference as a physical event, we created a virtual conference showcasing a number of expert speakers and activities for our colleagues. Note: References to “colleagues” in this Strategic Report, mean all members of our workforce (for example, contractors, agency workers).

Our stakeholders Diversity and Inclusion We are proud to be building a sustainably progressive, inclusive and diverse bank where we champion potential, helping people, families and businesses to thrive. Our inclusion guidelines apply to all our colleagues globally to make sure everyone feels included and valued, regardless of their background. As at 31 December 2020 our permanent headcount was 59,822. 51% were male and 49% female. Our Diversity and Inclusion plans apply globally and are formed around five key priorities: Gender Balanced Our Boardroom Inclusion Policy aims to promote diversity and inclusion in the composition of the Board and reflects the most recent industry targets. The Policy also acknowledges NatWest Group's ambition to aim for a full gender balance across the organisation by 2030. In our Executive Management team we have females in both our Chief Executive Officer and Chief Financial Officer roles, as well as our Chief Marketing Officer, Chief Transformation Officer, Chief Governance Officer and Company Secretary, and Chief Human Resources Officer all being female. In 2015 we set targets for our CEO and the Executive Committee to have at least 30% women in the global top three layers of each of their areas by the end of 2020 and to have full gender balance by 2030. At the end of 2020, we have, on aggregate, 39% women in our top three leadership layers, an increase of 10% since targets were introduced and our pipeline (c.4000 of our most senior roles) has 43%. 14 of our 15 business areas are at or exceeding 30 % women in their top three layers. The mean gender pay gap for NatWest Bank is 30.2% (median: 34.3%) and the mean gender bonus gap is 26.9% (median: 16.7%). The statutory bonus gap calculated in line with regulation is the number including recognition vouchers (mean 50.2%; median 92.8%). This means that even colleagues who received a small recognition award for example £10 – are included in the calculations. Most colleagues in our more junior jobs only receive fixed pay a change made to provide more certainty over earnings; and this means that many colleagues included in the statutory bonus gap calculations only received a recognition award. We currently have a higher proportion of women in these roles. We therefore believe the figures excluding recognition vouchers 26.9% (median: 16.7%) are the most accurate reflection of our gender bonus gap today. Our targets are supported by our positive action approach, which is benchmarked externally, helping to ensure that our people policies and processes are inclusive and accessible – from how we attract and recruit, to how we reward and engage colleagues. We are confident this approach is the right one and through time, it will help us achieve a better balance of diversity throughout the organisation. We have been rated in the top organisations in Bloomberg's Global Gender Equality Index, retained our position in The Times Top 50 Employers for Women and continued to report our progress to HMT Women in Finance Charter and the Hampton-Alexander Review. We demonstrated our social purpose, including supporting the Financial Alliance for Women to create a How-To Guide on Becoming the Employer of Choice for Women and became a signatory to the British Deputy High Commission’s ‘UK in India’ Network Gender Equality Charter. Disability Smart Our goal is to become a Disability Smart bank by ensuring accessibility features in all our products, services, behaviours and key processes. For our colleagues with disabilities we support them with workplace adjustments so that they can succeed. If a colleague becomes disabled we will, wherever possible, make adjustments to support them in their existing role or re-deploy them to a more suitable alternative role. We responded to the restrictions of the pandemic and provided development sessions online to continue to support the development and career progression of colleagues with disabilities by addressing common barriers they can face. We hold a gold rating in the Business Disability Forum (BDF) benchmark. We also hosted our second Disability Conference in partnership with the BDF. We continue to demonstrate our social purpose, including being founding signatories to the Valuable 500 Pledge, the global movement putting disability on the business leadership agenda and we are ranked as Leader level in the UK Government’s Disability Confident Scheme. Ethnically Diverse In 2018 we introduced a formal UK target to improve the representation of Black, Asian and Minority Ethnic colleagues in our top four UK leadership layers to at least 14% (in line with the working age UK Black, Asian and Minority Ethnic population identified by the Office for National Statistics) by 2025. In addition to this, as Black colleagues are under-represented in senior roles across the UK, in 2020 we introduced a new target to have 3% Black colleagues in our UK senior roles by 2025. As at the 31 December 2020 we have on aggregate 10% Black, Asian and Minority Ethnic colleagues in our top four leadership layers in the UK, representing a 2% increase since targets were introduced. We currently have c.1% of colleagues who identify as Black in our UK senior roles. Overall, we employ 16% Black, Asian and Minority Ethnic colleagues across the UK. Our disclosure rates remain high, with 83% of our colleagues in the UK

Our stakeholders disclosing their ethnicity. As with gender, our targets are supported by a positive action approach. For more information on our approach refer to natwestgroup.com. We were confirmed as a Top Ten Outstanding Employer in Investing in Ethnicity & Race Awards and continued to report our progress to the UK Government's Race at Work Charter. In June 2020, we established a Taskforce led by the Chairs of our Multi-Cultural Employee Led Network to help better understand what more we can do to break down barriers faced by many people, including those from Black, Asian and Minority Ethnic backgrounds. This culminated in the launch of our report, Banking on Racial Equality; A Roadmap for Positive Change, accompanied by a set of targets and commitments, which will set the standard for racial equality in NatWest Group. LGBT+ Innovative In 2020 we supported our People Pledge by establishing a programme of Inclusion Champions. With over 1,100 members, the champions form a global network of positive disrupters, who educate colleagues on Inclusion, and will work together to drive change on topics like ethnicity, LGBT+, gender balance, disability awareness and inclusivity. During 2020 we introduced "Inclusion with Purpose" our diversity and inclusion learning to support being a purpose-led organisation. The learning outlines the role – through intentional, positive and conscious efforts – that each one of our colleagues can play in helping to build a sustainably inclusive workplace. We continue to demonstrate our social purpose, including being founding signatories to the EHRc’s Working Forward, meeting the criteria for the London Mayor Good Work Standard accreditation, and ranking top 5 overall as well as in the top 5 for ethnicity, sexuality, socioeconomic status and parenthood in the McKenzie-Delis Packer Review. For more information on our Inclusion work, including our positive action approaches, refer to natwestgroup.com 2020 UK Ethnicity Profile (*) Our LGBT+ agenda continues to deliver a better experience for our LGBT+ colleagues and customers, reflected within our policies and ways of working, across our locations globally. While reflecting local legislation and jurisdictional requirements, we are clear that LGBT+ colleagues and customers are welcome at NatWest Group and will be supported. #Black, Asian and CEO-3 and above 43 609 7% CEO-4 255 2,108 11% CEO-5 778 4,765 14% Target Population (CEO-4 and above) 298 2,716 10% #White%Black, Asian and Minority Ethnic We have standardised our policies globally, placing us ahead of industry norms in some countries where we operate. In 2020, we had to reimagine the way we show support for Pride. Many of our events moved online; this included a panel discussion on 'Pride is still a protest', attending digital prides around the country and running a social media campaign across our digital channels. We also lit up our offices in Pride colours and raised money for LGBT+ charities. We were confirmed as a Stonewall Global Top Employer in the 2020 Global Stonewall Index and we are a Founding Partner of the 2020 LGBT Awards. Inclusive Culture At NatWest Group, we are committed to ensuring that all colleagues are given full and fair consideration Executive Employees 72 (73%) 27 (27%) *Director of Subsidiaries 203 (77%) 62 (23%) Note: We report to reflect our organisational (CEO) levels. This method more accurately describes ethnicity at leadership/pipeline levels. As well as being more reflective of our organisational structure, this enables comparison to be made externally. This report only includes colleagues who have disclosed their ethnicity. We report CEO to CEO-3 as a total to comply with GDPR restrictions. 2020 Global Gender Profile (*) #Women#Men%Women Note: We report to reflect our organisational (CEO) levels. This method more accurately describes our gender balance at leadership/pipeline levels. As well as being more reflective of our organisational structure, this enables comparison to be made externally. Colleague sentiment on inclusivity remains high at 90 points, 17 points above the GFSN and 13 points above GHPN. We continue to support our strong Employee Led Networks that have c.23,000 members. MaleFemale There were 364 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries.

 Risk Overview. Effective risk management is vital to the successful delivery of the Group’s strategy and purpose. Risk is an inherent part of doing business. In day-to-day activities, all organisations must address a variety of risks. These may arise from the external factors such as the economic environment, competitor activity and changes in regulation or from internal factors such as transformation programmes and human error. NatWest Group faces a range of financial and non-financial risks from both external and internal factors. To address these, it operates an enterprise-wide risk management framework centred around the embedding of a strong risk culture. The framework ensures tools are in place to identify and manage both internal and external threats. It is organised around the Group’s principal risks: Principal financial risksPrincipal non-financial risks Credit RiskConduct Risk Market RiskFinancial Crime Risk Capital Adequacy RiskOperational Risk Liquidity & Funding RiskRegulatory Compliance Risk Pension RiskModel Risk Earnings Volatility RiskClimate Risk Reputational Risk Risk appetite defines the levels of risk the Group is willing to take as part of its business activities. Risk appetite is set in line with the Group’s overall strategy and approved by the Board. This ensures that effective risk management is integrated into the day-to-day course of business activities including strategic planning. Areas of focus in 2020 It was a priority to ensure the Group was able to safely support people, families and businesses through the unprecedented events of the coronavirus pandemic. Risk management activities were focused on the material threats arising from the pandemic itself, as well as those that strongly correlated with, or were intensified by, it. Several of the Group’s principal risks were directly affected by the pandemic – especially the credit risks, which deteriorated during the year, and operational risks which were heightened as the Group adapted to new ways of working due to lockdown protocols. Operational resilience, especially in terms of maintaining the continuity of key services, was a focus. There was also volatility in the financial markets and, at times, varying degrees of illiquidity as the effects of the pandemic began to emerge. This highlighted the Against this backdrop, the Group played a key role in ensuring that customers affected by the pandemic were able to access support through the government-backed loan schemes. These included the CBILS, BBLS, CLBILS and CCFF initiatives. The Group also facilitated payment holidays for affected customers, within the guidelines set by its regulators. In each case, risk management processes and decisioning were critical in ensuring this support was provided in a safe, sound and helpful way. While the Group’s risk profile relative to appetite continued to be reported regularly to the executive and the Board, additional regular reporting on the impacts of the pandemic was introduced. This ensured a clear and transparent view of the Group’s risk profile as it evolved through the crisis. Although impairment provisions were significant, driven by IFRS 9 forward-looking expected credit losses on performing assets in Stage 1 and Stage 2, actual Stage 3 defaults were relatively modest (the impairment charge for Stage 3 defaulted assets in 2020 was similar to 2019 at approximately £600 million). The Group anticipates further defaults across the portfolios once the various government support schemes for households and businesses are withdrawn, with the impact mitigated to some extent by the Stage 1 and Stage 2 provisions raised in 2020. Further pressure on UK GDP and an increase in unemployment could increase this risk. Scenario planning In order to help lenders focus on meeting the needs of UK households and businesses during the pandemic, the Bank of England cancelled its 2020 stress test. The European Banking Authority also decided to postpone its stress test. However, the Group continued with its own scenario planning, particularly with scenarios designed to incorporate the likely economic impacts of the pandemic. Three scenarios in particular were used to illustrate the consequences of modest, medium and extreme impacts. The second of these scenarios aligned relatively closely with the Bank of England’s published stress scenario. In all three cases, the Group was able to withstand the most severe impacts without breaching regulatory capital thresholds. The conduct risk profile was a key focus as the Group made sustained efforts to ensure that it was able to support, at pace, customers, families and businesses affected by the pandemic.

 Though the impact of the pandemic was a priority for the Group’s risk management activity, the uncertainties relating to the UK’s withdrawal from the European Union also continued to be a focus. Outcomes remain difficult to predict but oversight of planning for the economic, regulatory and legislative impacts remained a critical part of forward-looking risk management throughout the year. While the longer-term effects on the operating environment remain unpredictable, the potential second and third order effects on the Group and its customers continue to be an area of focus. This includes planning for the results of periodic financial volatility and slower economic growth. The ongoing low interest rate environment – including the possibility of negative rates – continues to present an industry-wide challenge. In combination with the deteriorated economic outlook resulting from the pandemic, sustained net interest margin compression increases risk to the achievement of the Group’s financial and strategic objectives. While some rebalancing of business activity can mitigate short-term impacts, the effect of prolonged low interest rates over the medium term intensifies threats to the business model. This highlights the importance of the Group’s strong capital position. Dynamic risk management, including consideration of funding structure and off-balance-sheet activities, remains crucial in ensuring that the business objectives remain achievable. Cyber security remained a consistent focus through the year – particularly given the importance of technological solutions to addressing customer needs during the pandemic. The Group continues to operate a multi-layered defence approach and continues to invest in control enhancements to ensure it minimises cyber-related risks. The impact of the pandemic intensified the threat of disruption to the Group’s business model, particularly in accelerating trends in new technology and customer behaviour. While the Group’s digital channels continue to evolve, anticipating developments in this area and seeking to mitigate related risks remain central to the Group’s risk management practices. Risk culture As part of its multi-year programme to enhance risk management capability at every level of the organisation, the Group continued to work towards embedding a generative risk culture across all three lines of defence. This supports intelligent risk-taking, better customer outcomes, stronger and more sustainable business as well as an improved cost base. While risk culture continued to improve in 2020, due to a number of factors – including the impact of COVID-19 – one area of the Group did not attain the desired “systematic” rating. As a result, the Group did not meet its risk culture target. Work will continue in 2021. LIBOR transition The Group is continuing its preparations for the transition from LIBOR to other interest-rate benchmarks by the end of 2021 and continues to work closely with regulators and industry bodies to manage the impact. Oversight of the Group-wide programme to prepare for the transition remains a priority along with activities across all three lines of defence to minimise risk and disruption to customers. Financial crime compliance and management The Group has continued to enhance the policies, processes and systems used to combat the continuously evolving threat of financial crime. During 2020, a new enterprise-wide Financial Crime Hub was established in the first line to detect and prevent financial crime. The Hub will facilitate a common, consistent approach to managing financial crime. A multi-year transformation plan has also been developed to ensure that - as changes in technology, the economy and wider society take place - risks relating to money laundering, terrorist financing, tax evasion, bribery and corruption and financial sanctions are managed, mitigated and controlled as effectively as possible. To support this, enhancements will also be made to management information. A new Financial Crime executive steering committee has been set up to provide oversight of the plan and its implementation. Anti-bribery and corruption (ABC) The Group is committed to ensuring it acts responsibly and ethically, both when pursuing its own business opportunities and when awarding business. Consequently, it has embedded appropriate policies, mandatory procedures and controls to ensure its employees, and any other parties it does business with, understand these obligations and abide by them whenever they act for the Group. ABC training is mandatory for all staff on an annual basis, with targeted training appropriate for certain roles. The Group considers ABC risk in its business processes including, but not limited to, corporate donations, charitable sponsorships, political activities and commercial sponsorships. Where appropriate, ABC contract clauses are required in written agreements. Risk-weighted assets (RWAs) RWAs reduced by £8.9 billion at 31 December 2020, ending the year at £170.3 billion (from £179.2 billion in 2019). This reduction mainly reflected de-risking activity in NatWest Markets together with a £1.9 billion decrease resulting from the COVID-19 amendment to the Capital Requirements Regulation and asset de-recognitions in Ulster Bank. The total also included a £1.2 billion increase relating to the acquisition of mortgages from Metro Bank plc. Common Equity Tier 1 ratio NatWest Group maintained a strong CET1 ratio of 18.5% (2019 – 16.2%). This reflected both a reduction in RWAs and the cancellation of the 2019 dividends and associated pension contribution, offset by the inclusion of the 2020 foreseeable dividends and charges (40 basis points) together with the introduction of the Article 36 CRR amendment on the prudential treatment of software assets as well as the adoption of IFRS 9 transitional arrangements on expected credit losses, offsetting associated impairment charges. Leverage ratios The CRR leverage ratio increased to 5.2% (2019 – 5.1%). The UK leverage ratio increased to 6.4% (2019 – 5.8%) due to a £3.3 billion increase in Tier 1 capital. Liquidity and funding The liquidity portfolio increased by £63 billion to £262 billion. Primary liquidity increased by £45 billion to £170 billion. The increase in primary liquidity resulted mainly from increased customer surplus in NatWest Holdings together with smaller increases in other subsidiaries. Litigation and conduct Litigation and conduct costs of £113 million represent £473 million of additional charges, mainly representing the increased cost of review and execution of Other Customer Redress as well as Litigation provisions, offset by various releases as programmes conclude, including a £277 million PPI release.

External COVID-19 The COVID-19 pandemic has had a material adverse impact on NatWest Group and its customers. The Group responded quickly to the elevated credit risks through active portfolio management including adjustment of risk appetite, proactive customer contact strategies and scenario analysis. NatWest Group has participated in government initiatives to support customers during the crisis including the Bounce-Back Loan Scheme which could increase conduct, reputational and fraud risks. High uncertainty remains on the future evolution of the virus and the ultimate impact of the pandemic. While the strategy is being adapted in response, the COVID-19 crisis could impede the Group’s ability to meet its targets and deliver its purpose-led strategy. Economic and Political Risks NatWest Group is exposed to the economic and political risks facing the UK including a weaker than expected economic recovery from Covid-19, the prospect of negative interest rate policy and the UK’s exit from the EU. A range of complementary approaches is used to mitigate these risks including scenario planning and stress testing. In 2020, the Group implemented plans to prepare for the UK’s withdrawal from the European Union and continues to monitor geopolitical risks alongside domestic political risk including developments in relation to a Scottish independence referendum. In the longer term, demographic change, high levels of debt and inequality could all have financial impacts. As a result, these risks are closely monitored with strategic plans adapted as appropriate. Climate-related Risks NatWest Group expects to face significant risks in connection with climate change and the transition to a low carbon economy. These risks are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the Group’s risk framework and adapting NatWest Group’s operations and business strategy to address the risks is in line with the Purpose-led strategy. Cyber Threats NatWest Group experiences a constant threat from cyber-attacks both directly and to its supply chain, underlining the importance of due diligence with the third parties on which the Group relies. The Group operates a multi-layered approach to its defences and continues to invest significant resources in the development of cyber security controls and capability designed to minimise the potential effect of cyber-attacks. Competitive Environment NatWest Group operates in markets that are highly competitive raising the threat of a loss of market share and reduced revenue and profitability. The risks mainly relate to changes in regulation, developments in financial technology (including digital currency), new entrants to the market and shifts in customer behaviour. The Group closely monitors the competitive environment and adapts strategy as appropriate to deliver innovative and compelling propositions for customers. Regulatory, Legal & Conduct Risks NatWest Group operates in a highly regulated market. Regulations are constantly evolving and could adversely impact the Group including capital, liquidity and funding requirements, enhanced data privacy requirements and the management of financial crime. This includes the possibility of dividend suspensions or restrictions. The Group implements new regulatory requirements, where applicable, and incorporates the implications of related changes in its strategic and financial plans. This includes the transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk-free rates. While a programme to manage the transition is underway, uncertainties around the transition represent a number of risks including elevated legal and conduct risks. Internal Change Risk The implementation of NatWest Group’s Purpose-led strategy and the refocusing of NatWest Markets carry significant execution, operational and people risks. NatWest Group continues to manage and implement change in line with its strategic plans while assessing implementation risks and taking appropriate mitigating action. In addition, the Group continues to monitor and strengthen its control environment through robust governance and controls frameworks. Third Party Suppliers Operational risks arise from NatWest Group’s reliance on third party suppliers to provide a range of services including IT. The Group is diligent in its screening of suppliers to mitigate these risks with strict contractual obligations governing supplier relationships and activity. IT System Resilience NatWest Group continues to invest in IT infrastructure to prevent customer service disruption, which could result in reputational and regulatory damage. To mitigate these risks, a major investment programme has significantly improved the resilience of the systems and further progress is expected. Data Management

Governance at a glance. Our Board Board of directors Chairman Howard Davies Executive directors Alison Rose (Group CEO) Katie Murray (Group CFO) Non-executive directors* Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman (Senior Independent Director) Lena Wilson Company Secretary Jan Cargill The Board is collectively responsible for promoting the long-term success of NatWest Group plc, driving both shareholder value and contribution to wider society. Its role is to provide leadership of NatWest Group plc within a framework of prudent and effective controls which enables risk to be assessed and managed. In 2020, the Board and committee evaluation process was conducted by the Company Secretary. Our Board committees In order to provide effective oversight and leadership, the Board has established a number of Board committees with particular responsibilities. The work of the Board committees is discussed in their individual reports. The terms of reference for each of these committees is available on natwestgroup.com. Group Audit Committee Assists the Board in discharging its responsibilities for monitoring the quality of the financial disclosures of NatWest Group. Reviews the accounting policies, financial reporting and regulatory compliance practices of NatWest Group and its systems and standards of internal controls, as well as monitoring the work of internal audit and the external auditor. Group Board Risk Committee Provides oversight and advice to the Board in relation to current and potential future risk exposures of NatWest Group, future risk strategy, risk appetite and tolerance. Also responsible for promoting a risk awareness culture within NatWest Group. Group Sustainable Banking Committee Supports the Board in overseeing, supporting and challenging actions being taken by management to run NatWest Group as a sustainable business, capable of generating long term value for its stakeholders. Group Performance and Remuneration Committee Responsible for approving remuneration policy and reviewing the effectiveness of its implementation. Also considers senior executive remuneration and makes recommendations to the Board on the remuneration of executive directors. Group Nominations and Governance Committee Assists the Board in the formal selection and appointment of directors. Reviews the structure, size and composition of the Board, and membership and chairmanship of Board committees. Also has responsibility for monitoring NatWest Group's governance arrangements in order to ensure best corporate governance standards and practices are upheld. Technology and Innovation Committee Assists the Board in overseeing , supporting and challenging actions being taken by management in relation to technology and innovation. Group Executive Committee Supports the Group Chief Executive Officer (Group CEO) in managing NatWest Group's businesses. Considers strategic, financial, capital, risk and operational issues affecting NatWest Group.

 Non-financial information Statement. This Non-financial information Statement provides an overview of topics and related reporting references across our external reporting as required by Sections 414CA and 414CB of the Companies Act 2006. We integrate non-financial and Environmental, Social and Governance (ESG) information across the Strategic Report and wider reporting suite, thereby promoting cohesive reporting of non-financial and ESG matters. Further information on non-financial and ESG matters can be found in the following places within our reporting suite Climate-related disclosure report natwestgroup.com

 We recognise that climate change is a global issue which has significant implications for our customers, employees, suppliers, partners, investors and therefore NatWest Group itself. In February 2020, we announced our ambition to be a leading bank in the UK and RoI helping to address the climate challenge; by making our own operations Climate Positive by 2025, and by driving material reductions in the climate impact of our financing activity. We set ourselves the challenge to at least halve the climate impact of our financing activity by 2030, and to do what was necessary to achieve alignment with the 2015 Paris Agreement. Our ambition is supported by the following key areas of activity: Accelerating the speed of transition Helping to end the most harmful activity Championing climate solutions Embedding climate into our culture and decision making Making our own operations Climate Positive by 2025 Progress during 2020 includes: Achieved Net Zero Carbon across our own operations. 90% of our global electricity is from renewable sources. £12 billion climate and sustainable funding and financing. Reduced oil and gas lending exposure by £0.8 billion. Launched new products and initiatives to support customers transition to low carbon economy, including Green Mortgages.

 Climate-related disclosures – Strategy This section includes progress made during 2020 on each key area within our climate ambition. Refer to the 2020 Climate-related disclosures report for further details on our climate ambition. 1. Accelerating the speed of transition to a low carbon economy We have identified several potential climate-related opportunities over the short, medium and long term relating to the transition to a low carbon economy. The table below includes examples of the initiatives we worked on in 2020, to test and explore the potential of these opportunities to support our customers. Accelerating the speed of transition Green MortgagesResidential mortgage customers This product, launched in late October 2020, offers lower interest rates for customers purchasing homes with an Energy Performance Certificate (EPC) rating of A or B, rewarding them for playing their part in helping to drive the UK transition to a low carbon economy. Since launch, we have received 1,229 mortgage applications with the value of £315 million. Private Banking Green MortgagesResidential mortgage customers The Green Mortgage pilot was launched in November 2020. Customers qualify for a discount on 2 Year Base Rate Tracker mortgages by demonstrating that their property's Energy Efficiency Rating has increased to EPC rating A, B, or C. The Green Mortgage discount is available up to 12 months after completion, subject to the customer providing their relationship manager with an upgraded EPC certificate. Coutts Asset Management – Target to reduce the level of carbon intensity for the equity component of their funds and portfolios by 25% by end of 2021 Investments – All invested customers In the first half of 2020, Coutts Asset Management reduced the carbon intensity on equity holdings of all funds and portfolios by 29% on average. This includes the Personal Portfolio Funds (the investments for our NatWest Invest and Royal Bank Invest digital investment platforms), which saw a reduction of 33% on average. The 29% reduction resulted from deliberate action taken within the funds and portfolios to shift to lower-carbon investments and by engaging with the companies and funds we invest in to reduce their carbon emissions. Carbon intensity is calculated as carbon emissions per million dollar of sales. Currently, this is only measured for equity holdings as data availability for these holdings is better than for other assets in the funds and portfolio. On average, equity holdings make up 60% of the total assets in the funds. In addition, Coutts Asset Management has divested from high-impact fossil fuels in its Coutts funds managed by BlackRock. The Coutts funds exclude any companies that derive more than 5% revenue from thermal coal extraction, Arctic oil and gas exploration and tar sands, and more than 25% of revenue from thermal coal energy generation.

 Accelerating the speed of transition to a low carbon economy continued Future Mobility: enabling electric charging infrastructure Retail and commercial customers In February 2021, NatWest Group launched a partnership with Octopus Energy, the UK's fastest growing energy technology company, to help make it simple for customers and colleagues to move to electric vehicles (EVs). The partnership promotes infrastructure delivery by providing a single managed solution covering preferential pricing and encompassing full range of solutions from simple consumer installation to multi-site with solar panels, battery storage and green energy provision. The combination of NatWest Group's financing and Octopus’ energy innovation will help all our customers decarbonise their transport. Future Mobility: enabling fleet transition VariousNatWest Group has financed 73 pure e-buses by working with multiple operators and the emerging ‘as-a-service’ ecosystem. Benefits of electric transition were highlighted as part of NatWest Group’s colleague company car scheme resulting in 66% of new vehicles being wholly powered by battery; considerably ahead of the wider market. Over 2020 the Lombard Vehicle Solutions car fleet has doubled the number of vehicles that are wholly powered by battery. Commercial real estate lending standards CorporateFrom January 2021, new minimum standards have been introduced in commercial real estate lending appetite for residential new build lending, which requires properties to achieve a minimum EPC rating of B. In addition, standard lending terms for commercial real estate now include our preference for green leases to be used by commercial landlords. Green leases are a mechanism for landlords and tenants to agree to work together to improve the sustainability of a building. Green leases will encourage better alignment of key stakeholders involved in the commercial real estate sector, which we see as an important step in moving towards net zero buildings. NatWest Markets Thought leadership and education Corporate and Institutional customers NatWest Markets shared insights with customers and market participants, including rating agencies, regulators, corporates, investors and industry experts to address specific challenges in respect of climate change and related financing. New product innovation Corporate and Institutional customers NatWest Markets actively developed new and innovative products across the yield curve to support green activities and customers’ transition journeys. In collaboration with Commercial Banking, NatWest Markets structured the first synthetic green securitisation based on a renewable energy loan portfolio within the bank.

 Helping to end the most harmful activity Our ambitionOur Progress Helping to end the most harmful activity We plan to stop lending and underwriting to companies with more than 15% of activities related to thermal and lignite coal; unless they have a credible transition plan in line with the 2015 Paris Agreement in place by end of 2021. We plan a full phase-out from coal by 2030. Also, to stop lending and underwriting to major oil and gas producers unless they have a credible transition plan aligned with the 2015 Paris Agreement in place by the end of 2021. Oil and gas gross lending exposure has reduced by £0.8 billion during 2020 (December 2020 £4.1 billion; December 2019 £4.9 billion). Large corporate customers with gross lending exposure of £2 billion at December 2020 have been identified as requiring Paris aligned and Credible Transition Plans (CTP) by the end of 2021. This includes oil and gas majors and also customers engaged in coal (thermal and lignite) related to mining, power generation and trading activities. During 2020 we have worked with an external expert to define a methodology for CTP assessment. The methodology comprises: quantitative assessment using the climate scenario temperature alignment model to evaluate whether companies transition plans and resulting projections for Scope 1, 2 and 3 emissions are consistent with temperature scenarios that are aligned to the goals of the 2015 Paris Agreement. qualitative assessment of the credibility of customers’ transition plans through use of a questionnaire and scorecard to be filled in by relationship managers through public data and discussions with customers. A proof of concept was completed for two customers and customer facing teams are being trained to carry out CTP assessments. We expect to complete our review of in scope customers by the end of 2021. Championing climate solutions Championing climate solutions Climate-related opportunitiesCustomerOur progress Climate and Sustainable Funding and Financing: Additional £20 billion climate and sustainable funding and financing between 2020-2021. Non-personal customers During the year, £12 billion climate and sustainable funding and financing has been completed. The £12 billion comprises £7.2 billion in NatWest Markets, £3.9 billion in Commercial Banking, £0.8 billion in RBS International and £0.1 billion in other segments. We expect to exceed our £20 billion target during 2021. At least 25% of the spaces in our Accelerator Hubs will be reserved for businesses whose core offering supports sustainable environmental activities. EntrepreneursOf the 1,085 businesses on-boarded to the Entrepreneur Accelerator in 2020, 268 were businesses whose core offering supports sustainable activity, which meets our 25% ambition. Embedding climate into our culture and decision making Our ambitionOur progress Embedding climate into our culture and decision making Revising executive remuneration to reflect achievement of climate targets. Climate considerations were included in Senior Executive remuneration for the year 2020 and have been updated for 2021. Refer to the Governance and remuneration report for further details. We set ourselves the challenge to at least halve the climate impact of our financing activity by 2030, and intend to do what is necessary to achieve alignment with the 2015 Paris Agreement. To do this, we plan to quantify our climate impact and set sector-specific targets by 2022. We have developed financed emissions estimates for four sectors – residential mortgages, oil and gas, automotive and agriculture. Also, developed emissions intensity estimates for 2030 and 2050, for three of the four sectors. NatWest Group was the first major UK bank to join Partnership for Carbon Accounting Financials (PCAF). NatWest Group joined Science Based Targets initiative (SBTi) following the launch of the Financial Sector Science-based Targets Guidance in 2020. We will integrate the financial and non-financial risks arising from climate change into our EWRMF. During 2020, work has continued to integrate climate risk within the Enterprise Wide Risk Management Framework (EWRMF). As part of the Environmental, Social and Ethical framework, coal lending thresholds for the mining and metals, and power generation sectors were reduced from 40% to 15%. In addition, prohibitions on project financing for new exploration in the oil and gas sector, including fracking were put in place.

 Making our own operations Climate Positive by 2025 Our ambitionOur progress Making our own operations Climate Positive by 2025 Make our own operations Net Zero Carbon in 2020 and Climate Positive by 2025 NatWest Group achieved Net Zero Carbon across our own operations in 2020 (1). We achieved this through a combination of emissions reductions, in line with our 1.5-degree science-based target commitment, alongside offsetting residual Scope 1, 2 and 3 emissions through the purchase of internationally recognised TIST Carbon Credits. In recognition of the exceptional circumstances in 2020, we have also offset all emissions from home working. We plan to achieve Climate Positive by continuing to reduce emissions 25% by 2025 against a 2019 baseline, while maintaining carbon offsetting at 2019 residual levels. Use only renewable electricity in our direct global operations by 2025 (RE100) In 2020 we achieved our interim target of 90% renewable electricity coverage. This was achieved through a combination of: 91% of our UK and RoI electricity is from renewable sources. Purchasing Renewable Energy Certificates (RECs) for our landlord-supplied properties in India, Europe and the UK, where we are currently unable to specify a requirement for renewable electricity. Going forward, and in order to reach our target of 100% global renewable electricity by 2025, we will work with our principal landlords to advocate for renewable electricity provision for all properties, where possible. Install electric vehicle charging infrastructure in more than 600 spaces across our UK and RoI portfolio by 2030 (EV100) During 2020, 20 charge point connections were installed in Belfast and all remaining sites were surveyed ready to deliver the rest of the programme. We have engaged with a third party to support the programme roll out which will include the installation of over 250 chargers at our Gogarburn Headquarters. Upgrade our job need cars of around 300 vehicles to electric models by 2025 (EV100) During 2020 we set the strategy for transition and agreed vehicle criteria including price, specification and range. From 2021, upon lease expiry of current diesel vehicles and where homebased infrastructure allows, we will start providing colleagues with an electric vehicle and home charge point. Improve Energy Productivity 40% by 2025 against a 2015 baseline(EP100) We have increased energy productivity (FTE per GWh) by 36% since 2015. Our EP100 target is supported by a decrease in energy consumption. Across our global portfolio, electricity consumption decreased by 22% and natural gas consumption decreased by 14% when compared to 2019. (1) Our Own Operational Footprint reporting year runs from October 2019 to September 2020. Climate scenario analysis Refer to the 2020 Climate-related disclosures report for further details on climate scenario analysis. NatWest Group is taking significant steps to develop scenario analysis capabilities to better understand and act on the implications of climate-related risks and opportunities for our business and customers. This aligns with the increased regulatory supervisory expectations on the management of climate-related risks using forward looking climate scenarios. It will help to ensure we can meet the requirements of the Bank of England 2021 Climate Biennial Exploratory Scenario (CBES) regulatory stress test that will explore the resilience of the financial system to the physical and transition risks from climate change. This section summarises some of the risks we have identified by undertaking forward-looking climate scenario analysis and how we plan to manage these risks. During 2020, we have developed and tested a methodology to use scenario analysis to quantify the size of a range of climate-related risks and opportunities for our commercial and retail customers. Since climate-related risks are unevenly distributed and can be highly specific to either locations or individual companies and assets, we have taken a granular and customer specific modelling approach as recommended in the Bank of England CBES 2021 Discussion Paper (December 2019). This first generation of climate modelling will help to provide the foundation for our scenario analysis capability build to support execution of the CBES in June 2021. Scenario analysis allows us to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise. Climate data and sub-sector information availability, accessibility, and suitability for financial risk analysis, as well as climate-related risk modelling capabilities are still nascent and evolving. The activity carried out in 2020 has been the first step in what will be an ongoing development of NatWest Group’s data, modelling and risk management capabilities for managing climate-related risks. Our approach to climate scenario analysis is summarised below: Our starting point for modelling climate-related risks are three climate scenarios, each of which includes a trajectory of carbon prices and emissions over time, and an associated change in global temperature. These are drawn from a set of scenarios published by the Network of Central Banks and Supervisors for Greening the Financial System (NGFS). NGFS has developed the scenarios to provide a common starting point for the financial sector to analyse physical and transition climate-related risks.

 The three scenarios analysed were: Hot House World (no new policy action takes place to reduce greenhouse gas emissions, and as a result they continue to grow), Orderly (immediate and global action to reduce emissions in a measured way) and Disorderly (ambitious new climate policies are introduced, but only in 2030). We examined the impacts of these three scenarios on a selected sample from our balance sheet comprising wholesale and retail customers. Our analysis focused on both transition and physical risks. We translated each scenario into economic impacts for firms and households. This is done by modelling granular transition and physical risk shocks disaggregated by sector and geography, and integrating this into a micro-economic and financial model of firm-level impacts and response, accounting for abatement and adaptation action, and competitive dynamics within sectors. We used the resulting flow of costs and revenues to assess the impacts on the value of customers in the NatWest Group’s portfolio, and used the existing credit risk models (adapted to incorporate the climate-related risk factors) to evaluate the impact on credit risk for the individual customers. Based on preliminary insights from the scenario analysis work, we are working to develop response plans, a number of which will require direct engagement with our customers around their own mitigation plans. We modelled physical and transition risks over the period 2020-2050. Scenario analysis insights Recognising that the preliminary analysis carried out over 2020 was the first step in a multi-year development of capability and data with respect to climate scenario analysis, any insights and observations must be treated with appropriate caution. Sections below detail preliminary insights and progress in assessment of initial management plans to inform the development of the wider NatWest Group climate strategy and risk management. Wholesale insights Climate-related risks can vary considerably across sectors and companies. Among the sample tested so far, in scenarios with stronger climate action (‘Orderly’ and ‘Disorderly’), some companies see an increase in expected market value with others losing value. Since risks are distributed across sectors and companies, NatWest Group’s diversified lending portfolio is expected to limit the impact of these variations. While climate-related risks are distributed, some sectors are particularly exposed e.g. automotive, oil and gas, mining and metals. Companies in these sectors can experience large changes in creditworthiness and valuation in scenarios with stronger climate action. NatWest Group is progressing work to assess financed emissions related to loans and investment to these sectors. In addition, we are engaging with customers as part of the on-going work on CTP and other climate ambition initiatives. In scenarios with stronger climate action, there is potential for large variation in companies’ performance within the same sector: Among the companies tested, variation in climate impacts between companies in the same sector can be as large as variation between different sectors. Differences in individual companies’ performance is driven by factors such as differences in their current carbon footprint and product mix. Recognising these company-specific differences, NatWest Group will continue to develop its granular customer-level analysis of climate-related risks throughout its portfolio. In addition, work is on-going to train relationship managers as they engage with customers to both manage risk and support their transition. New growth sectors and new opportunities: Many companies perform significantly better in scenarios with stronger climate action, including low carbon utilities and cleantech manufacturers. As part of its climate ambition, NatWest Group continues to support customers through £20 billion climate and sustainable funding and financing and by reserving at least 25% of the spaces in our Entrepreneur Accelerator hubs for businesses where their core offering supports sustainable environmental activities (including climate solutions). In addition, Commercial Banking has introduced a framework to encourage activity that supports the sustainability and climate change agenda. As part of the capital allocation process, corporate customers that are aligned with sustainability and climate change benefit from a lower allocation of capital allowing more competitive pricing. This benefit can also be applied at an individual facility level where a customer seeks funding for a specific, Climate Positive activity (e.g. land transport business looking to fund a fleet of EVs). This will help to reshape NatWest Group’s portfolio as it moves towards more sustainable transactions and sectors. A disorderly transition would be most disruptive: with a greater impact on valuations in the Disorderly scenario than the Orderly scenario. In the disorderly scenario, the economy has to change at a much faster rate due to the action in cutting emissions commencing a decade later and therefore greatly impacting high-emitting sectors like energy. The impact on valuations also exceeded those observed in the Hot House World scenario. Retail insights 1. Future climate-related risks amplify current risks. Initial modelling with a limited sample indicates that physical and transition risks will intensify over a period of time, example properties with poor EPC ratings or those with existing risk of flooding. NatWest Group has launched various initiatives like Green Mortgages to support customers transition to low carbon economy. As part of its climate ambition, NatWest Group will work with customers who are particularly exposed to improve their energy efficiency. Geographical diversification helps contain the impact of physical risks. Since flood risk is highly geographically specific, NatWest Group’s regionally diverse mortgage portfolio limits exposure to a particular region in the UK.

 There is significant regional variation in physical hazards. Acknowledging this insight, in 2021 NatWest Group will build more granularity into our flood risk modelling to understand precisely where risks lie and prepare management plans to address these insights. Transition risks are more prevalent than flood risk, which is concentrated in certain regions or properties. This may impact property valuations as a result of rising energy bills and retrofit costs for inefficient properties. NatWest Group will continue to raise customers’ awareness of the importance of increasing the energy efficiency of their homes. Implications for risk management and decision-making We will continue to strengthen our ability to effectively manage climate-related risks during 2021 and beyond, by expanding our own analysis from an initial sample to cover NatWest Group’s balance sheet more comprehensively, in line with the 2021 CBES exercise requirements. We will also further develop both our analytical tools and implementation of climate-related risk insights into our strategy and decision making. Climate-related disclosures – Governance The Board and senior management team respectively oversee and manage NatWest Group’s response to climate change. Refer to the 2020 Climate-related disclosures report for further details on climate governance. Board oversight of climate-related risks and opportunities Board monitoring and oversight of climate-related risks and opportunities is supported by management reporting on climate, climate strategy, ambition and risk management activities, which feature on the Board and Board Committee agendas. In particular, The Board oversees progress made on our Purpose-led strategy announced in February 2020. In October 2020 the Board received a comprehensive update on NatWest Group’s progress towards becoming a purpose-led bank and progress against external sustainability commitments, including the climate ambition, covering achievements to date and future priorities. The Group Board Risk Committee discusses financial risk from climate change on a quarterly basis. These updates focus on risk-related matters such as scenario analysis and stress testing, data and investment challenges. The Group Sustainable Banking Committee’s annual deep dive session on climate change in June 2020 focussed on climate ambition this year, with external input from the Green Finance Institute followed by a challenge session with management on current progress and future opportunities. The Group Performance and Remuneration Committee oversaw the inclusion of Climate goals, performance measures and targets as part of Senior Executive remuneration for the 2020 financial year and updated targets have been set for 2021. The Group Audit Committee considers non-financial disclosures related to the broader ethical, social and governance agenda. Management’s role in assessing and managing climate-related risks and opportunities In October 2020 as part of a scheduled review, the Board approved the allocation of Senior Management Function responsibility for identifying and managing financial risks from climate change jointly to the CEO and the Group Chief Risk Officer. This updated accountability supports the CEO’s ownership of our strategic climate purpose across the organisation and will drive delivery across the three lines of defence. This responsibility includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks, and that the firm can identify, measure, monitor, manage, and report on its exposure to these risks. A Group-wide Climate Change Programme (GCCP) continues to support the delivery of NatWest Group’s climate-related objectives. The GCCP is overseen by an Executive Steering Group (GCCP ESG) which is responsible for coordinating the NatWest Group response across climate-related regulations, risks and opportunities. The GCCP ESG is co-chaired by the Group CEO and Group Chief Risk Officer, reflecting the materiality of this agenda. The GCCP ESG includes cross-franchise, functional and entity representatives from across NWH Group and NWM Group; and ensures alignment of underlying franchise initiatives and working groups. Climate-related disclosures – Risk management Climate risk is the risk of financial loss or adverse non-financial impacts associated with climate change and the political, economic and environmental responses to it. The risks associated with climate change are complex and pervasive. We recognise the cross-cutting causal nature of climate risk and during 2020, continued to integrate climate risk into the risk management framework. In addition, to provide immediate focus, we have adopted a dual approach and climate risk has also been recognised as a principal risk. Refer to the 2020 Climate-related disclosures report for further details on climate risk management. Managing climate-related risks During 2021 NatWest Group will assess and report on climate risk as a principal risk. The risk will have a dedicated policy, appetite statement and risk appetite measures implemented in accordance with the EWRMF. This approach supplements continued enhancements to risk management toolkits which will ensure comprehensive identification and assessment of climate risk impacts upon other principal risks. Some examples of work done during 2020 to incorporate climate as a causal factor into existing principal risks include: Guidance was issued to ensure appropriate consideration of climate-related risk in internal risk and control assessments. Climate risk was included as a factor in setting sector oversight classifications, which drive the frequency and level at which sector credit risk appetite is reviewed. Within the wholesale portfolio, thirteen sectors were identified as exposed to heightened climate risk based on this initial analysis of transition and physical risks.

 For the residential mortgage portfolio analysis was completed at property level to assess transition risk by reviewing energy efficiency of properties, and physical risk though exposure to flood risk. Within operational risk, a scenario analysis pilot was performed on the Group's operations in India to assess the potential effects of climate driven events including disruption to business services, damage to physical assets and health and safety. Enhancements have been made to the ESE Framework to mitigate reputational risk from carbon intensive sectors and support the transition to a low carbon economy. This includes reduction in coal lending thresholds for the mining and metals and power generation sectors from 40% to 15%. In addition, prohibitions on project financing for new exploration in the oil and gas sector, including fracking were put in place. Climate-related disclosures – Metrics and targets This section includes metrics used by NatWest Group to assess climate-related risks and opportunities. Refer to the 2020 Climate-related disclosures report for further details on climate metrics and targets. Heightened climate-related risk sectors The table below summarises exposures to sectors identified as exposed to heightened climate-related risk impacts. Total sector exposure comprises loans (gross loans and advances to customers and banks accounted at amortised cost and fair value through other comprehensive income) and related off balance sheet exposures. Amounts reported include all lending to customers including sustainable lending, as well as to environmentally responsible customers. Total exposure to heightened climate-related risk sectors has increased by £22.8 billion during 2020, primarily relating to the following: The increase in residential mortgages of £16.7 billion reflected strong customer demand as well as the £3.0 billion acquisition of an owner-occupied mortgage portfolio from Metro Bank. Exposure also increased in several wholesale sectors, primarily related to: Construction and land transport and logistics sectors increased by £1.7 billion and £1.4 billion respectively, reflecting the increased lending activity under the COVID-19 government lending schemes. Power utilities increased by £0.6 billion, primarily reflecting new lending for renewable energy and infrastructure projects. Housing associations increased by £1.1. billion, primarily reflecting support for development of affordable homes. Exposure to the oil and gas sector has decreased £0.8bilion, in line with tighter lending criteria and increased focus on credible transition plans now in place for this sector. At December 2020, exposure to oil and gas majors amounted £1.3 billion (December 2019: £1.4 billion).

 Climate and Sustainable Funding and Financing In February 2020, NatWest Group announced that it would support an additional £20 billion funding and financing (including underwriting but excluding mergers and acquisitions advisory activities) for climate and sustainable finance between 2020-2022. As a result of the progress made during 2020, the timeline for this target has been brought forward to 2021. We expect to exceed our £20 billion target during 2021. NatWest Group used its 2020 Climate and Sustainable Finance Inclusion Criteria (CSFI criteria) published in 2020 to determine the assets, activities and companies that are eligible to be counted towards this target. The CSFI criteria are currently focused on supporting a transition towards a low carbon and climate resilient economy. The assets and activities which are in scope of the CSFI criteria are in line with the eligibility criteria of one or more of the ICMA Green Bond Principles (2018), Loan Markets Association (“LMA”) Green Loan Principles, and relevant transactions (that include a specific carbon or climate-related metric) under the LMA’s Sustainability Linked Loan Principles. £12 billion climate and sustainable funding and financing during 2020 comprised £7.2 billion in NWM Group, £3.9 billion in Commercial Banking, £0.8 billion in RBS International and £0.1 billion in other segments. The table below shows our progress during 2020, compared with activity during 2018 and 2019 against previous target of £10 billion climate and sustainable funding and financing related to these years. This demonstrates the increased support provided to customers over the years to help transition to a low carbon economy. Climate and Sustainable Funding and Financing (1) 2020* 2018-2019 Number of deals £m Number of deals £m Green Wholesale lending (2): specific purpose lending to customers within scope of the CSFI criteria 101 2,528 269 3,366 Green bond public issuances and green private placements (3): underwriting of specific use of proceeds debt capital market issuances for projects and clients that meet the CSFI criteria 36 5,030 27 3,721 Sustainability Linked Loans: made to customers in line with LMA sustainability linked loan principles where loan targets include green performance indicators, aligned to the CSFI criteria 28 2,633 35 2,850 Other wholesale general purpose lending or wider financing within the CSFI criteria (4) 21 1,823 Total Climate and Sustainable Funding and Financing 186 12,014 331 9,937 Lending amounts represent total commitment and include any undrawn portion of committed credit limits. Green bond public issuance and green bond private placements represent the NWM Group share of the notional (total underwriting amount lead managed by NWM Group), based on the number of underwriters within a specific deal. Green bonds and private placements totalling a notional amount of £22.7 billion, account for approximately 4% of the total lead managed transactions by NWM Group during the year. In addition to transactions that directly meet CSFI criteria based on use of proceeds for green purposes, the CSFI criteria also includes certain general purpose loans and wider financing to a customer who can evidence (to NatWest Group’s satisfaction through review of the customers’ profit and loss statement) 50% or more revenues from the categories and sectors outlined in the criteria. In 2020, £1,823 million included above comprises loans of £428 million and bonds and private placements of £1,395 million.

 NatWest Group Own Operational Footprint We have met our ambition to be Net Zero Carbon (1) across our own operations in 2020 (2). We achieved this through a combination of emissions reductions, in line with our 1.5-degree science-based target commitment, alongside offsetting residual Scope 1, 2 and 3(3) emissions through the purchase of internationally recognised TIST Carbon Credits (4). NatWest Group understands that carbon offsetting is only an interim solution; however, we believe it’s the best way to take accountability for the carbon we emit until it can be eliminated at source. Climate Positive by 2025 Our priority now is to focus on becoming Climate Positive across our own operations by 2025, so that we offset more carbon than we emit. Last year we announced this would be achieved by maintaining our 2020 level of carbon offsetting and simultaneously reducing emissions from our own operations a further 25% by 2025 (2019 baseline). Due to the exceptional circumstances linked to the COVID-19 pandemic, we have already reduced emissions by 33% (against 2019 baseline), driven by reduced energy consumption and business travel. Additionally, with more than 50,000 colleagues working from home due to the COVID-19 pandemic, some emissions have transferred to colleague homes. In recognition of this exceptional year, we have: Calculated and offset all colleague home working and commuting emissions (37,596 tCO2e). These additional emissions offset in 2020 go beyond our current reporting boundary of emissions in our direct operational control. To calculate these emissions, we collaborated with EcoAct, Lloyds Banking Group and other organisations to launch the first ever open source home working emissions methodology. Set the minimum level of offsets that we will maintain through to 2025 to 120,000 tCO2e, aligned to our 2019 market based emissions; instead of 2020 emissions (93,144 tCO2e), which are lower than 2019. We will continue to pursue a 25% carbon reduction by 2025 (2019 baseline) due to an expected rebound in the future. Notes: NatWest Group define Net Zero Carbon as “a state where no incremental greenhouse gases are added to the atmosphere, with remaining emissions output being balanced by the removal of carbon from the atmosphere” Our Own Operational Footprint reporting year runs from October 2019 to September 2020. Scope 3 emissions from business travel, paper, waste and water. TIST projects remove carbon from the atmosphere through tree planting. All TIST carbon credits are dual-validated and verified under the Verified Carbon Standard (VCS) and Climate, Community and Biodiversity Standards (CCB). Streamlined Energy and Carbon Reporting Methodology: We have reported on all emission sources required under the Companies (Directors’ Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018. Our reporting year runs from October 2019 to September 2020. The emissions reporting boundary is defined as all entities and facilities either owned or under our operational control. (1) Offshore area as defined in The Companies (Directors Report) and Limited Liability Partnerships (Energy and Carbon) Regulations 2018. (2) Scope 1 Emissions from fluorinated gas losses and fuel combustion in NatWest Group premises/ vehicles, (3) Scope 2 Emissions from electricity, district heating and cooling used in NatWest Group premises, (4) Market-based Scope 2 Emissions and (5) Scope 3 Emissions associated with business travel by NatWest Group colleagues and paper, waste (UK and RoI) and water use have been calculated using the Greenhouse Gas Protocol Corporate Standard and associated guidance. When converting data to carbon emissions, we use Emission Factors from UK Government Emissions Conversion Factors for Greenhouse Gas Company Reporting (Department for Business, Energy & Industrial Strategy, 2020), CO2 Emissions from Fuel Combustion (International Energy Agency, 2019) or relevant local authorities as required. For more information, please see our website (natwestgroup.com).

 Energy Efficiency Although the pandemic has impacted and delayed the delivery of many energy efficiency and decarbonisation investment projects, a number of key projects were still completed in 2020. Notable highlights include: UK data centre environments – We replaced the chillers that provide the necessary internal space cooling at one of our data centres, reducing electricity use by more than 600,000 kWh annually. Lighting upgrades – We have implemented lighting upgrades at two of our major office buildings in Belfast and London, resulting in a c.420,000 kWh electricity reduction annually across both locations. UK and RoI retail branch upgrades – We have invested in upgrading the equipment that serves our retail branches during 2019-20, including boiler replacements to more energy efficient models, upgrades to air conditioning units and installation of building management systems (BMS). We estimate that the installation of a BMS in our branches, which optimises all the large energy-using equipment, saves on average 7,000 kWh annually, compared to not having a BMS installed. UK Stand-by generation replacements – We have removed older, more polluting diesel back-up generators at two of our office locations in London and the South East of England, as well as removing older generators at one of our data centres. These projects will both reduce carbon emissions and improve local air quality. Preliminary estimates of financed emissions In February 2020, we set ourselves the challenge to at least halve the climate impact of our financing activity by 2030 and to do what is necessary to achieve alignment with the 2015 Paris Agreement. Financing activity refers to the loans and investments (debt securities and equity shares) on NatWest Group’s balance sheet. We use financed emissions as a key metric to estimate the climate impact of our financing activity on the real economy. Financed emissions are absolute GHG emissions that NatWest Group finances through its lending and investment activity. These activities fall within Scope 3, category 15 of the GHG protocol. During 2020, we worked on developing our capabilities to estimate our financed emissions to enable us to enhance our understanding of climate-related risks and opportunities. We focused on estimating financed emissions and emissions intensities for four sectors: residential mortgages, agriculture (primary farming), automotive manufacturers and oil and gas extractors. These four sectors were selected based on their proportion of the NatWest Group’s total loans and investments as at 31 December 2019 in combination with climate impacts associated with the sector. Further considerations included whether appropriate methodologies for estimating emissions intensities were available. Refer to the NatWest Group 2020 Climate-related disclosures report for details on approach, standards and methodologies used for estimating financed emissions and emission intensities. Calculation of financed emissions Financed emissions refer to the total GHG emissions of an asset class or sector that is attributable to NatWest Group. In line with PCAF’s The global GHG accounting and reporting standard for the financial industry, we have calculated absolute emissions based on Scope 1 and 2 emissions attributable to those loans and investments analysed for the specified sector or sub-sector analysed. In addition, for our oil and gas extraction and automotive manufacturing sectors, we have included Scope 3 emissions based on downstream use of products sold as they constitute a large proportion of the overall estimated emissions in these sectors. In general, as per the PCAF standard, financed emissions are estimated based on the formula shown below: The attribution factor is calculated by determining the share of the outstanding amount of loans and investments of a financial institution over the total equity and debt of the borrower or investee company. We used total assets to calculate the attribution factor for automotive manufacturing and oil and gas, and original property valuation for residential mortgages. Currently, there are data limitations primarily related to lack of granular and sub-sector customer data availability. The PCAF standard provides guidance on data quality scoring methodology to help assess data quality challenges and recognise areas for improvement. PCAF’s ratings generally assign directly collected customer emissions data a better score and estimated or extrapolated achieve lower scoring. In practice, data limitations mean that sectors are generally footprinted using a mixture of customer specific and estimated data at a sub sector level. PCAF therefore suggests assigning a ‘weighted’ score to reported sectors based on the relative exposure associated with different methodologies. Financed emissions= i Attribution factor i x Emissions (with i = borrower or investee) Outstanding amount i Total equity + debt i

 The table below shows our preliminary estimates based on our work to date and should be read in conjunction with Risk factors included in this document and Section 5.7 (Caution about climate metrics) of the 2020 Climate-related disclosures report. The table below shows NatWest Group’s (i) estimated financed emissions, (ii) physical and economic emissions intensities (1) for the four sectors reviewed, (iii) preliminary physical emissions intensity estimates for year 2030 aligned to NatWest Group’s climate ambition to reduce climate impact of financing activity by 50%, as well as for Paris alignment, (iv) Paris alignment physical emissions intensity in 2050. We will continue to work on this in 2021 and further refine our estimates as we enhance our understanding, calculation methodologies and data. We have used a combination of methodologies (some of which are still under development) to calculate these emissions. Analysis performed during 2020 is based on NatWest Group loans and investments balances as at 31 December 2019. 19 kgCO2e/m Preliminary estimates of financed emissions and emission intensities 2019 (1) Preliminary emission intensity estimates 2030 and 2050 Sector Financed emissions (MtCO2e/y) (2) Physical emissions intensity (3) Economic emissions intensity (tCO2e/£M invested) (4) PCAF Data quality score Proposed 50% absolute emissions reduction intensity (2030) Paris alignment emissions intensity (2030) Paris alignment emissions intensity (2050) Scope 1 and 2 Scope 3 Scope 1 and 2 Scope 3 Residential mortgages (5) 2.2 39 kgCO2e/m2 12 4.1 2 20 kgCO2e/m2 0.1 kgCO2e/m2 Agriculture(6) (primary farming) 3.6 2,205 tCO2e/ £m revenue 940 4.3 1,103 tCO2e/£m revenue 1,449 tCO2e/£m revenue 1,165 tCO2e/£m revenue Automotive manufacturing(7) 0.01 0.53 168 gCO2/km 1,790 2.1 3.1 84 gCO2/km 121 gCO2/km 31 gCO2/km Oil and gas extraction (8) 0.08 1.9 75 tCO2e/TJ 3,054 2.4 2.6 38 tCO2e/TJ Guidance under development Guidance under development Million tonnes of carbon dioxide equivalent, a measure used to compare the emissions from different greenhouse gases. Physical emissions intensity: Financed emissions divided by an output value. Economic emissions intensity: Financed emissions divided by the loan and investment amount. This helps understand how the emissions intensity of different portfolios (or parts of portfolios) compare to each other per monetary unit. For residential mortgages, floorspace varies between properties and larger properties tend to produce a larger quantity of absolute emissions as a result, floorspace has been used as the metric for assessing physical emissions intensity kgCO2e/m2 is kilograms carbon of carbon dioxide equivalent emitted per square meter. Where detailed information on physical activity is not available, PCAF permits use of revenue-based intensity. We have used revenue based intensity metric for the agriculture sector. tCO2e/£M revenues is tonnes of carbon dioxide equivalent emitted per million of revenue. For automotive manufacturing, emissions intensity is based on kilometres travelled as this reflects the emissions for distance travelled. For automotive manufacturing, Scope 3 emissions and emission intensity estimates only relate to tailpipe emissions i.e. the emissions exclusively related to the burning of fuel in vehicles and do not take into account entire lifecycle emissions. gCO2/km is the grams of carbon dioxide emitted per kilometre. For oil and gas extraction, quantity of energy produced by each fuel source has been used to assess emissions intensity. tCO emitted per terajoule.

 Residential mortgages Reducing emissions associated with our residential mortgage portfolio will be critical to meeting our climate ambitions. The analysis presented is based on residential mortgages of £174 billion at December 2019. In February 2020, NatWest Group committed to support our UK and RoI mortgage customers to become more energy efficient with an ambition that 50% of our mortgage book is at or above EPC C or equivalent rating by 2030. To estimate financed emissions, we used EPC data as an estimate of the underlying climate impact. EPC assesses the energy efficiency of a property, graded from A (most efficient) to G (least efficient). EPC data is sourced from publicly available customer information for England and Wales for the year of inspection by qualified EPC surveyor. As EPC ratings only need to be updated every 10 years or after significant retrofits, point of sale or lease, not all properties have current EPC ratings. Financed emissions estimates: For the purpose of calculating financed emissions estimates, EPC data has not been adjusted for any assumed energy efficiency changes since the date of collection. For Scope 2 financed emissions estimates, EPC data collected prior to 2019 has been adjusted only for the decarbonisation of the UK grid between the year of inspection and 2019. PCAF data quality score: Our residential mortgages estimate achieves a weighted PCAF data quality score of 4.1. The weighting is based on two scores: Publicly available data: As at December 2019, EPC data was available for just under half of the residential mortgage portfolio which achieved a PCAF data quality score of 3. Extrapolated data: To estimate EPC ratings for properties which did not have publicly available EPC data, we used average emissions profile of properties for which EPC data was available. This is based on the assumption that properties without EPC ratings have the same emissions intensity profile as those with available EPC ratings. This results in PCAF data quality score of 5. Estimated 2030 and 2050 emissions intensity: Our preliminary estimates for the Paris aligned emissions intensities for 2030 and 2050 are based on the CCC's sixth Carbon Budget, “Balanced Net Zero”, emissions pathway and UK floorspace projections. We project floor space to 2050 using the CCC's estimates of “new homes” in the UK between 2019 and 2050, in conjunction with the UK’s housing stock in 2019.These are then multiplied by the average floorspace in the UK (as derived from the National EPC data). The current Scope 2 estimate is based on CCC’s estimated household electricity consumption and the overall emissions intensity of UK electricity. The intensity estimate was calculated using SBTi SDA. We estimate that by 2030, our average financed physical emissions intensity will need to fall significantly to be aligned with the 2015 Paris Agreement, from an estimated 39 kgCO2e/m2 in 2019 to 20 kgCO2e/m2 in 2030, and then further still to 0.1 kgCO2e/m2 in 2050. How we will support customers to transition Our ambition for Paris alignment for the residential mortgage portfolio is challenging. It reflects the fact that reducing the carbon emissions from residential property in the UK is a complex and challenging goal, which will require a systemic response from parties across the sector, including government, energy suppliers, housebuilders and lenders. We have a clear role to play within the ecosystem to engage and inform customers and provide product solutions to fund home improvements and continue to develop our plans. We are clear that we can play an important role engaging with our mortgage customers to inform and increase awareness of the benefits and options available, helping them to improve home energy efficiency through making home improvements. Building on the launch of our Green Mortgage product, we will continue to develop green financial products to reward and incentivise the purchase of the most energy efficient properties, measured by their EPC, but also to allow customers to fund home improvements that increase the energy efficiency of existing properties. We will also take a proactive stance to sector engagement, working with government, as well as across the finance sector with NGOs (e.g. Green Finance Institute) to align to industry standards and create consistency for customers regarding Green Financing. Agriculture Customers engaged in primary farming activity with lending and investments of £3.8 billion were reviewed to estimate financed emissions. Financed emissions estimate: As primary farming activities do not have a homogenous unit of output base (i.e. farmers sell different products), constructing an emissions intensity metric based on physical output is challenging. We have used UK-specific sector level revenue emissions intensity metrics from EXIOBASE 2011 and applied these to customer revenues to estimate absolute emissions. Availability of more detailed customer level data will allow us to use customer specific emissions factors. EXIOBASE is a global, detailed multi-regional environmentally extended supply use table and input-output table. EXIOBASE was developed by harmonizing and detailing supply use tables for a large number of countries, estimating emissions, and resource extractions by industry. We have included five GHGs (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons (HFCs) and perfluorocarbons (PFCs)) from EXIOBASE in our emissions estimates. In line with the CCC’s sixth carbon budget, we use the 'high' global warming potential (GWP) values with carbon-cycle feedbacks for methane and nitrous oxide from the IPCC 5th Assessment Report. Carbon cycle feedback refers to how the collection of processes that sees carbon exchanged between the atmosphere, land, ocean and organisms could change as the Earth warms and atmospheric CO2 concentrations rise.

 PCAF data quality score: Publicly available data: Emissions intensity for £2.5 billion of agriculture primary farming balances reviewed was estimated using sector level emissions factors from EXIOBASE, achieving data quality score of 4. Estimated data: For the remaining £1.3 billion balance, we applied the emissions intensity profile available in a above, achieving a data quality score of 5. This results in overall weighted data quality score of 4.3. To improve the quality of data inputs for the agriculture sector in future years, we plan to collect data on production and processes from agricultural customers to better measure their carbon footprint and track progress over time. According to the CCC’s sixth carbon budget, decreasing emissions in the agriculture sector will be driven by several decarbonisation strategies, such as improved soil management practices, improved livestock health and breeding, reductions in food waste and diet changes that will reduce the demand for and production of beef and thus, the associated emissions. Emission intensity estimates for 2030 and 2050: Currently, there is limited guidance on modelling Paris aligned emissions intensities for agriculture, with the SBTi guidance on agriculture, forestry and other land use (AFOLU) due to be released in Q2 2021. For the 2030 and 2050 preliminary emissions intensity estimates, we have used Scope 1 and 2 emissions pathways from the CCC sixth Carbon Budget. We constructed revenue projections for the agriculture sector in the UK to 2050 based on the assumption that food demand grows in line with the World Bank's population forecasts for the UK. Based on this approach, the emissions intensity of NatWest Group’s agriculture portfolio would need to reduce from 2,205 tCO2e/£m revenue to 1,449 tCO2e/£m revenue in 2030 to be on track to meet the 2015 Paris Agreement goals. From a wider market perspective, the UK National Farmers Union has set the ambitious goal of reaching net zero GHG emissions across the whole of agriculture in England and Wales by 2040, and are aligning measures under three broad headings: Improving farming’s productive efficiency; Improving land management and changing land use to capture more carbon; Boosting renewable energy and the wider bioeconomy. The NFU have stated that in reducing agriculture’s impact on climate, the UK must not achieve its climate change ambitions by exporting UK production, or our GHG emissions, to other countries. NatWest Group is actively exploring opportunities for GHG emissions reductions in agriculture aligned with the UK Agricultural Bill/Act and the transition to the Environmental Land Management Schemes (ELMSs) in England and corresponding schemes in the devolved nations. Possible options include assisting farmers in changes of land use and increasing sequestration uptake by our customers. NatWest Group is committed to supporting our specialist relationship managers with climate-related training, and climate-related questions are being added to our agriculture sector customer engagement. These measures will support the consistent coverage of climate issues in future collaborations with customers, with the aim to support and help them transition to a low carbon resilient economy. We are currently working on a pilot with individual farming customers to develop a universal approach in understanding the sustainability and climate impact of their farms. If successful, further development will enable the bank to understand the impact of our agriculture portfolio whilst providing our farming customers with individual support on their climate journey. Automotive manufacturing (cars and light commercial vehicles) Financed emissions estimates: NatWest Group absolute financed emissions in automotive manufacturing includes Scope 1, Scope 2 and Scope 3 tailpipe emissions. This is based on £0.3 billion loans and investments related to automotive manufacturers at December 2019. Scope 1 and Scope 2 emissions were taken directly from customers’ sustainability reports. In addition, Scope 3 tailpipe emissions have been included, aligned with the Katowice Banks guidance (1). Tailpipe emissions refer to emissions exclusively related to the burning of fuel in vehicles and do not take into account entire lifecycle emissions. As the reporting for Scope 3 tailpipe emissions is not uniform across all customers, we estimate it using average tailpipe emissions factors for car model and fuel combinations from the Worldwide Harmonised Light Vehicle Test Procedure (WLTP), a global harmonised standard of drive cycle test to determine the tailpipe emissions and fuel efficiency of passenger cars. These tailpipe emissions factors are applied to global sales data (by model type) taken from customers’ annual reports to calculate Scope 3 tailpipe emissions. In line with guidance from Katowice banks, we also estimate the Scope 3 tailpipe emissions intensity (in gCO2/km) for our automotive manufacturing portfolio. This is calculated based on the estimated Scope 3 tailpipe emissions, data on customer financials and reported sales, and an assumption of average vehicle lifecycle of 150,000 kms based on the IEA Global EV Outlook report. (1) Katowice Banks refers to the five international banks that pledged at the 2018 COP24 in Katowice to develop an open-source methodology to progressively steer (or ‘align’) their lending portfolios with the goals of the 2015 Paris Agreement. In September 2020, 2 Degrees Investing Initiative (2DII) and the Katowice Banks launched their Credit Portfolio Alignment methodology for applying the 2015 Paris Agreement Capital Transition Assessment (PACTA) methodology to banks’ credit lending portfolios.

 PCAF data quality score: Scope 1 and Scope 2: Publicly available data: We were able to use data from customers’ externally available disclosures for 97% customers. This achieved data quality score of 2. Extrapolated data: For the remaining 3%, we estimated emissions data based on the emissions profile of the rest of the population, achieving data quality score of 5. This results in overall data quality score of 2.1. Scope 3: As above, for 97% of our Automotive manufacturing portfolio, we estimated the Scope 3 tailpipe financed emissions using emissions factors from WLTP and the reported global sales by customers. For the rest of the portfolio, we extrapolate Scope 3 tailpipe emissions based on the 97% population for which information is available. This achieved a data quality score of 3.1. Estimated 2030 and 2050 emissions intensity: The 2030 and 2050 preliminary intensity estimates are based on vehicle sales by fuel type using the global vehicle stock projections from the IEA Energy Technology Perspectives (ETP) Beyond 2 Degrees Scenario (B2DS). Key assumptions include those related to operational lifetime of vehicles and replacement rates by fuel type, based on the IEA Global EV Outlook. In addition, we have assumed a constant vehicle efficiency by fuel type i.e. that the grams of CO2 per km emitted by cars of a fuel type remains constant until 2050, informed by the 2019 BEIS emissions factors for an average vehicle (split by fuel type). Vehicle emission factors by fuel type are applied to construct a weighted average emissions intensity for new vehicles sales to 2050. The preliminary emissions intensity estimates suggest that EV sales would need to be approximately 45% (as a top-end estimate) of total global sales by 2030, to achieve Paris alignment, based on the assumptions listed above. A switch from internal combustion engine vehicles to EVs will play a key role in achieving Paris alignment in the automotive sector. In November 2020, the UK Government made a commitment to further support EV manufacturing as part of a £2.8 billion investment, which will greatly support the sector transition. In addition, the UK Government announced that new cars and vans powered wholly by petrol and diesel will not be sold in the UK from 2030. NatWest Group’s Future Mobility Group has launched various initiatives to support customers and colleagues. Oil and gas extraction Financed emissions estimate: In the oil and gas sector, we calculated financed emissions for customers engaged in extraction activities. In addition, we have included Scope 3 emissions in our financed emissions estimates for the oil and gas extraction sub-sector, as these have a high climate impact. This is in line with the Katowice Banks guidance. We used reported emissions and production data from our customers' annual reports (where available) to construct emissions intensity estimates for 2019. PCAF data quality score: Publicly available data: For 96% customers, we sourced Scope 1, Scope 2 and Scope 3 emissions data from their sustainability reports. Where any of this information was missing, we estimated the emissions using reported production and estimated emissions factors. For directly sourced emissions, we achieve a data quality score of 2 whereas for the portion of the portfolio that we estimate the emissions for, we achieve a data quality score of 3. Extrapolated data: For the rest of the portfolio (4%), we extrapolated the estimated financed emissions based on the population for which data is available. This achieved a data quality score of 5. This achieved overall data quality score of 2.4 for Scope 1 and 2, and 2.6 for Scope 3. We have not yet developed a Paris aligned emissions pathway to 2050, as SBTi guidance for the oil and gas sector is still under development. We continue to liaise with SBTi on this. During 2020, we have continued to reduce our loan and investments in the oil and gas sector from £2.1 billion to £1.6 billion primarily due to tighter lending criteria. During 2021, we will work with major oil and gas customers as part of the credible transition plan work to assess future actions. We expect further reductions in 2021 and beyond based on tighter lending criteria for the sector and the ongoing assessment of customers’ transition plans. We continue to support our selected customers in the North Sea oil and gas sector as they focus on reducing emissions, transitioning to low carbon energy solutions and decommissioning.

[LOGO]

 Entrants with new business models such as peer-to-peer lending platforms, while currently small, continue to grow rapidly and are emerging as significant competitors. Such competitors often target specific elements of the value chain, providing specialised services to particular customer segments. In the UK credit card market, large retailers and specialist card issuers are active in addition to the UK banks. In addition to physical distribution channels, providers compete through direct marketing activity and digital channels. NatWest Group distributes life assurance products to banking customers in competition with independent advisors and life assurance companies. Ulster Bank RoI In the Republic of Ireland, Ulster Bank RoI competes in retail and commercial banking with the major Irish banks, and with other UK and international banks in the market. Commercial Banking Competition for corporate, institutional and business customers in the UK is from UK banks, from specialised global and regional investment banks and from large foreign universal banks that offer combined investment and commercial banking capabilities as well as from new entrants and non-bank challengers. In asset finance and invoice finance, the bank competes with banks and specialist finance providers, both captive and non-captive. In the small business banking market, the bank competes with other UK banks, specialist finance providers and building societies. In all of these areas, entrants with new technology-based business model are also showing rapid growth. RBS International RBS International competes with other UK and international banks to offer offshore banking services as well as domestic banking services in the Channel Islands, Gibraltar and the Isle of Man. Private Banking Coutts and Adam & Company compete as private banks with UK clearing and private banks, asset managers and with international private banks. Competition in wealth management remains strong as banks maintain their focus on competing for affluent and high net worth customers. NatWest Markets NatWest Markets focuses on the needs of large corporates operating in the UK and Western Europe as well as global financial institution customers. NatWest Markets provides financing and risk management for these customers, and trades with financial institutions and counterparties for distribution and market making. There are sales and trading operations in Amsterdam, London, the US and Singapore and offices in a select number of countries. NatWest Markets, therefore, competes with large domestic banks, major international banks and a number of investment banks that offer risk management, trading solutions and debt financing to financial institutions and UK and European corporate customers. NatWest Group’s product proposition is built around its core strength of supporting customers across currencies, rates and financing. Key competitive factors in this market include the ability to develop digital innovation, such as automation across flow products, the expertise and markets insight of employees and delivering value-adding bespoke solutions for customers. With an evolving regulatory landscape and continued pressure on margins, competition in this market remains strong. Many market participants are also revising their strategy in order to ensure they deliver sustainable returns Business Developments In December 2020, we acquired a £3.0 billion portfolio of prime UK mortgages from Metro Bank plc. Growing the mortgage book is an important strategic priority, as NatWest Group builds a bank that delivers sustainable returns for shareholders. The addition of this loan book will supplement the strong organic growth that we continue to achieve.

 Financial summary NatWest Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years is presented below. 2020 2019 2018 2017 2016 £m £m £m £m £m Performance key metrics and ratios20202019Variance Notes: Net interest margin is net interest income of the Group as a percentage of interest-earning assets. Net interest margin is net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element. Cost:income ratio is total operating expenses less operating lease depreciation divided by total income less operating lease depreciation. 2020 2019 2018 2017 2016 £m £m £m £m £m *Prior period data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details.

 Financial summary NatWest Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years is presented below. 2020 2019 2018 2017 2016 £m £m £m £m £m Performance key metrics and ratios20202019Variance Notes: Net interest margin is net interest income of the Group as a percentage of interest-earning assets. Net interest margin is net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element. Cost:income ratio is total operating expenses less operating lease depreciation divided by total income less operating lease depreciation. 2020 2019 2018 2017 2016 £m £m £m £m £m *Prior period data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details.

 Financial Summary continued 20202019Variance Income£m£m£m Notes: Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities. 2019 Includes £290 million arising on the completion of the Alawwal bank merger, £1,102 million arising on the liquidation of RFS Holdings and £67 million in relation to dividends from UBI DAC. IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS. Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020. Prior period comparatives refer to the previously disclosed NatWest Markets legacy business disposal losses. 2020 compared with 2019 Total income decreased by £3,457 million, or 24.3%. Excluding notable items, income decreased by £958 million, or 7.9%, due to reductions across the retail and commercial businesses, partially offset by higher NatWest Markets income reflecting increased customer activity as the market reacted to the spread of the COVID-19 virus. Income across the retail and commercial businesses, excluding notable items, decreased by 10.0% reflecting the lower yield curve, mortgage margin dilution, subdued business activity and lower consumer spending. Increased lending, whilst maintaining a disciplined approach to risk, has partially offset, with gross new mortgage lending of £31.5 billion in Retail Banking and drawdowns against UK Government lending schemes in Commercial Banking. Net interest margin of 1.57% was 22 basis points lower than 2019. Bank net interest margin (NIM) of 1.71% was 28 basis points lower than 2019, principally reflecting the impact of the falling yield curve and mortgage margin dilution, although this partly receded in the latter part of the year. Structural hedges of £159 billion generated £1.1 billion of incremental net interest income for the year, compared with £0.6 billion of incremental net interest income on a balance of £159 billion in 2019.

 20202019Variance Operating expenses£m£m£m 2020 compared with 2019 Operating expenses decreased by £1,420 million, or 15.2%. Operating expenses excluding litigation and conduct costs, strategic costs and operating lease depreciation, decreased by £277 million, or 4.0%, reflecting the continued transition from physical to digital, the optimisation of our property footprint, lower investment spend and reductions in NatWest Markets in line with the strategic announcement in February 2020. Headcount reduced by c.4,100, or 6.4%. Strategic costs of £1,013 million included £256 million related to property charges, £173 million redundancy costs and a £154 million charge related to technology spend. Litigation and conduct costs of £113 million represent £473 million of additional charges offset by various releases as programmes conclude, including a £277 million PPI release, with final agreement reached on 18 February 2021 with the Official Receiver in relation to a portfolio of historical PPI claims. The additional charges mainly represent increased cost of review and execution of Other Customer Redress as well as Litigation provisions. 2020 2019* Variance £m £m £m *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Note: (1) The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk - Banking activities in the Risk and capital management section for further details. 2020 compared with 2019 The net impairment loss of £3,242 million increased by £2,546 million compared with 2019, predominantly driven by stage one and two charges which reflected the expected deterioration in the economic environment. Stage three impairment losses were £616 million as government support measures mitigated defaults across lending portfolios and associated ECL stage migration. Total impairment provisions increased by £2.4 billion to £6.2 billion, mainly reflecting expected credit losses on non-defaulted portfolios, and the ECL coverage ratio increased from 1.13% to 1.66%. 20202019 Tax£m£m 2020 compared with 2019 A tax charge of £83 million for the year ended 31 December 2020 arises rather than the expected tax credit of £67 million based on the UK statutory tax rate of 19%. The higher tax charge reflects a reduction in the carrying value of the Group's deferred tax asset in respect of Irish tax losses, UK banking surcharge, and other non-deductible items such as UK bank levy. These factors have been partially offset by the impact on the Group's UK net deferred tax asset of the increased tax rate from 1 April 2020, enacted by the Finance Act 2020. Further details can be found in Note 7 to the consolidated financial statements.

 Financial summary continued Summary consolidated balance sheet as at 31 December 2020 20202019Variance £m£m£m Liabilities Other financial data20202019201820172016 Capital ratios Notes: Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares in issue. Fully diluted earnings per ordinary share in 2020 is (6.2p) (2019 – 25.9p). Return on average total assets represents profit/(loss) attributable to ordinary shareholders as a percentage of average total assets. Return on average total equity represents profit/(loss) attributable to equity owners expressed as a percentage of average shareholder funds. Return on average ordinary shareholders’ equity represents profit/(loss) attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity. Calculated on a PRA transitional basis. *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details.

 Total assets of £799.5 billion as at 31 December 2020 increased by £76.5 billion, 11%, compared with 31 December 2019. This was primarily driven by increases in cash and balances at central banks, loans to customers and derivatives, partially offset by reductions in trading assets, settlement balances and other financial assets. Cash and balances at central banks increased by £43.5 billion, 54%, to £124.5 billion mainly as a result of a net customer funding surplus driven by significant deposit inflows from March 2020 due to the impact of the COVID-19 pandemic. Trading assets decreased by £7.8 billion, 10%, to £69.0 billion mainly driven by reductions in reverse repos and cash collateral. Trading liabilities decreased by £1.7 billion, 2%, to £72.3 billion due to reductions in repos. Derivative assets were up £16.5 billion, 11%, to £166.5 billion, and liabilities, increased by £13.8 billion, 9% to £160.7 billion. These movements were driven by an increase in underlying volumes, together with an increase in mark-to-market driven by a downward shift in interest rate yields and FX rate fluctuation across major currencies in the year. Loans to customers - amortised cost, increased by £33.6 billion, 10%, to £360.5 billion including £13.4 billion in Retail Banking, as a result of strong new gross mortgage lending and retention, £7.0 billion in Commercial Banking as £12.6 billion drawdowns against UK Government lending schemes were partially offset by lower specialised business lending and increased loan provisions and £12.5 billion in Treasury as part of liquidity management. Other financial assets include debt securities, equity shares and other loans, decreased by £6.3 billion, 10%, to £55.1 billion, primarily driven by reductions in debt securities. Customer deposits increased by £62.5 billion, 17%, to £431.7 billion including increases of £21.5 billion in Retail Banking, £32.7 billion in Commercial Banking and £3.8 billion in Private Banking as customers retained liquidity in light of economic uncertainty, combined with the impact of government and central bank actions in response to COVID-19 schemes. Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, increased by £0.6 billion, 1%, to £45.8 billion. Subordinated liabilities have remained at £9.9 billion. Reflecting new issuances of £1.6 billion and a reclassification from equity of £1.6 billion, offset by redemptions of £3.1 billion. Other liabilities decreased by £1.2 billion, 15%, to £6.4 billion mainly due to reductions in provisions and accruals in the year. Owners’ equity increased by £0.3 billion, 1%, to £43.8 billion, driven by a net increase in paid-in equity, partially offset by the loss for the year, paid-in equity dividends paid and redemption and reclassification of paid-in equity.

 Segment performance Retail Banking 20202019Variance Income statement£m£m£m Performance ratios Note: (1) Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 14.5% (15% prior to Q1 2020) of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming 28% tax rate. 20202019Variance Capital and balance sheet£bn£bn£bn Note: (1) Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. The net impact on full year 2019 operating profit would have been to decrease total income by £44 million and other expenses by £8 million. The net impact on the Q4 2019 balance sheet would have been to decrease customer deposits by £0.2 billion. 2020 compared with 2019 Throughout 2020 Retail Banking helped approximately 258,000 customers with a mortgage repayment holiday and as at 31 December 2020 had 16,000 active mortgage repayment holidays, representing 1% of the book by volume. Additionally, approximately 17,000, or 2% of Retail Banking personal loan customers were active on repayment holidays as at Q4 2020. NatWest Group acquired a £3.0 billion prime UK mortgage portfolio from Metro Bank plc on 18 December 2020. The impact on full year 2020 operating profit was a £58 million loss on acquisition, a £2 million increase in net interest income and a £9 million increase in impairment losses. The impact on the Q4 2020 balance sheet was to increase net loans to customers by £3.0 billion and RWAs by £1.2 billion. The portfolio will be earnings accretive within two years. Total income was £685 million, or 14.1%, lower as regulatory changes and COVID-19 support measures impacted fee income, combined with lower deposit returns and unsecured balances, partially offset by strong balance growth in mortgages and customer deposits. Net interest margin decreased by 34 basis points reflecting the impact of the lower yield curve on deposit returns, lower unsecured balances and mortgage margin pressure, as front book margins were lower than back book margins. Operating expenses decreased by £1,078 million, or 29.8%. Other expenses decreased by £108 million, or 4.5%, reflecting a significant reduction in headcount, enabled by digital transformation benefits and increased digital adoption, lower fraud costs and COVID-19 slowing down investment spend. Litigation and conduct costs were £19 million. Impairment losses of £792 million largely reflect significant Stage two ECL uplifts taken in H1 2020 for expected future economic deterioration. Net loans to customers increased by £13.4 billion, or 8.4%, as a result of strong gross new mortgage lending and retention. Gross new mortgage lending was £31.5 billion with flow share of 13%, supporting a stock share of 10.9%, up from 10.2% at Q4 2019. Personal advances and cards reduced by £1.2 billion and £0.5 billion respectively reflecting lower spend and higher repayments due to COVID-19 restrictions. Customer deposits increased by £21.5 billion, or 14.3%, as UK Government backed initiatives for COVID-19, combined with restrictions, resulted in lower customer spend and increased savings. RWAs decreased by £1.1 billion, or 2.9%, supported by lower personal unsecured balances.

Business review Segment performance continued Ulster Bank RoI 2020 €m 2019 Variance 2020 £m 2019 Variance Income statement €m €m £m £m Performance ratios Notes: (1) Return on equity is based on segmental operating profit after tax adjusted for preference share dividends divided by average notional equity based on 15.5% (15% prior to Q1 2020) of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming a nil tax rate. (2) Ratios have been presented on an individual currency basis. Comparatives have been restated. 2020 €bn 2019 Variance 2020 £bn 2019 Variance Capital and balance sheet €bn €bn £bn £bn 2020 compared with 2019  (€25 million, or 4.7%), reflecting a 6.9% headcount reduction following the scale-down of functional teams and lower marketing, back office and project costs, partially offset by higher pension costs due to a one-off credit in 2019. Impairment losses of £250 million (€281 million) reflect the charges taken in the first half of 2020 which were significantly impacted by the uncertain economic environment created by the COVID-19 pandemic. Net loans to customers decreased by £0.2 billion, or 1.1% (€1.4 billion, or 6.5%), as repayments exceeded gross new lending of £1.8 billion (€2.1 billion), combined with a £0.2 billion (€0.3 billion) de-recognition of non-performing loans (NPLs) from a sale agreed in Q4 2019, and increased loan provisions, partially offset by FX movement. Customer deposits increased by £1.1 billion, or 5.9% (€0.1 billion, or 0.5%), due to a large one-off placement at the end of the year and FX movement, partially offset by earlier reductions in commercial balances due to pricing changes, including the implementation of negative rates on large and mid-sized corporate customers and non-bank financial institutions. RWAs decreased by £1.2 bilion, or 9.2% (€2.1 billion, or 13.7%), reflecting the impact of NPL de-recognitions and lower lending volumes. Following an extensive review and despite the progress that has been made, it has become clear Ulster Bank will not be able to generate sustainable long term returns for our shareholders. As a result, we are to begin a phased withdrawal from the Republic of Ireland over the coming years which will be undertaken with careful consideration of the impact on customers and our colleagues. Throughout the difficulties and uncertainties of 2020, Ulster Bank RoI has continued to support its customers through this period of COVID-19 related uncertainty by keeping its branches, cash and call centres open throughout and by making significant improvements to its digital platforms. During 2020 almost 18,000 payment breaks were provided, with 82% returning to payment arrangements as at 31 December 2020. Additionally, Ulster Bank RoI continued to support its commercial customers by providing them assistance with the Future Growth Loan and Credit Guarantee schemes initiated by the Irish government. Total income decreased by £57 million, or 10.1% (€73 million, or 11.3%), reflecting lower lending volumes and fee income due to the impact of COVID-19, lower FX gains, lower hedging income and a one-off swap breakage benefit in 2019. Net Interest margin decreased by 9 basis points due to the impact of negative rates on increased liquid assets. Operating expenses decreased by £66 million, or 12.0% (€82 million, or 13%). Other expenses decreased by £16 million, or 3.4%         NatWest Group Annual Report on Form 20-F 95 Loans to customers (amortised cost) - mortgages - other lending 16.0(0.8)(5%) 6.3(0.6)(10%) 13.60.11% 5.4(0.3)(6%) 15.2 13.7 5.7 5.1 Total loans to customers (amortised cost) Loan impairment provisions 20.9 22.3(1.4)(6%) (0.9) —— 18.8 19.0(0.2)(1%) (0.8)— — (0.9) (0.8) Net loans to customers (amortised cost) Total assets Funded assets Customer deposits Risk-weighted assets 20.0 21.4(1.4)(7%) 29.8(0.2)(1%) 29.8(0.2)(1%) 21.70.10% 15.3(2.1)(14%) 18.0 18.2(0.2)(1%) 25.41.25% 25.41.25% 18.51.16% 13.0(1.2)(9%) 29.6 26.6 29.6 26.6 21.8 19.6 13.2 11.8 Spot exchange rate - €/£ 1.175 1.113 Return on equity (1) (2) Net interest margin (2) Cost:income ratio (2) (11.7%) 2.3%(14.0%) 1.59%(0.09%) 97.4%(1.9%) (11.7%) 2.3%(14.0%) 1.59%(0.09%) 97.4%(2.1%) 1.50% 1.50% 95.5% 95.3% Net interest income Non-interest income 444 456(12)(3%) 191(61)(32%) 395 400(5)(1%) 167(52)(31%) 130 115 Total income 574 647(73)(11%) 510 567(57)(10%) Other costs Strategic costs Litigation and conduct costs (512) (537) 25 (5%) (68) 40 (59%) (25) 17 (68%) (454) (470) 16 (3%) (60) 35 (58%) (22) 15 (68%) (28) (25) (8) (7) Operating expenses (548) (630)82(13%) (486) (552)66(12%) Impairment (losses)/releases (281) 38(319)(839%) (250) 34(284)(835%) Operating (loss)/profit Average exchange rate - €/£ (255) 55(310)(564%) (226) 49(275)(561%) 1.141 1.125

Commercial Banking 20202019Variance Income statement£m£m£m Performance ratios Note: (1) Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11.5% (12% prior to Q1 2020) of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming 28% tax rate. 2020 2019 Variance £bn £bn £bn Notes: Segment reporting for loans to customers for Large Corporates & Institutions (LC&I) includes the Western European business segment. Real estate includes commercial real estate and housing associations. Other includes shipping and project finance. 2020 compared with 2019 Commercial Banking continues to support customers through a comprehensive package of initiatives including participation in the UK Government’s financial support schemes. During 2020, £8.6 billion BBLS, £3.9 billion CBILS and £1.3 billion CLBILS had been approved. Since 22 March 2020 Commercial Banking provided payment holidays on over 74,000 customer accounts and as at 31 December 2020 had active payment holidays on c.11,000 customer accounts, representing 4% of the lending book by value. Total income decreased by £360 million, or 8.3%, reflecting lower deposit returns and subdued transactional business activity, combined with a £21 million increase in fair value and disposal losses, primarily through risk mitigation actions. Net interest margin decreased by 27 basis points reflecting the impact of the lower yield curve on deposit returns and increased liquidity portfolio costs from higher deposit volumes, partially offset by deposit repricing. Operating expenses decreased by £170 million, or 6.5%. Other expenses, excluding OLD, increased by £18 million, or 0.9%, as £80 million higher back office operations costs, increased innovation spend and £19 million lower VAT recoveries were partially offset by a headcount reduction of 1.0% following operating model efficiencies in the second half of 2019 and COVID-19 slowing down investment spend. Impairment losses of £1,927 million primarily reflect the deterioration of the economic outlook as a result of the COVID-19 pandemic driving significant stage two charges, with total stage three charges of £318 million, including a small number of single name charges. Net loans to customers increased by £7.0 billion, or 6.9%, as £12.6 billion drawdowns against UK Government lending schemes were partially offset by lower specialised business lending and increased loan provisions. Revolving credit facility (RCF) utilisation decreased to c.22% of committed facilities, below Q4 2019 pre-COVID-19 levels of c.27% and significantly lower than the peak of c.40% in April 2020. Customer deposits increased by £32.7 billion, or 24.2%, as customers built and retained liquidity in light of economic uncertainty combined with the impact of government and central bank actions in light of COVID-19. RWAs increased by £2.6 billion, or 3.6%, reflecting volume growth and £2.4 billion higher risk parameters, partially offset by a £0.8 billion reduction related to active capital management and a c.£1.5 billion reduction reflecting the CRR COVID-19 amendment to accelerate the planned changes to the SME supporting factor and the introduction of an Infrastructure supporting factor.

Private Banking 2020 2019 Variance £m £m £bn Performance ratios 2020 2019 Variance £bn £bn £bn Notes: Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12.5% (13.0% prior to Q1 2020 and 13.5% prior to Q1 2019) of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming 28% tax rate. Comprises assets under management, assets under custody and investment cash. Private Banking manages assets under administration portfolios on behalf of Retail Banking and RBSI and receives a management fee for providing this service. Comparisons with prior periods are impacted by the transfer of the Private Client Advice business from Retail Banking from 1 January 2020. The net impact on full year 2019 operating profit would have been to increase total income by £44 million and other expenses by £8 million. The net impact on the Q4 2019 balance sheet would have been to increase customer deposits by £0.2 billion. AUMs would have been £4.6 billion higher, with a corresponding decrease in AUAs. Variances in the commentary below adjusted for the impact of this transfer are also shown. 2020 compared with 2019 Private Banking remains committed to supporting clients through a range of initiatives, including the provision of mortgage and personal loan repayment deferrals in appropriate circumstances and via participation in the UK Government’s financial support schemes. During 2020, £58 million BBLS, £237 million CBILS and £44 million CLBILS had been approved. Total income decreased by £14 million, or 1.8%. Total income, including transfers, decreased by £58 million, or 7.1%, primarily reflecting lower deposit funding benefits and a reduction in fee income partially offset by balance sheet growth. Net Interest margin decreased by 35 basis points reflecting lower deposit funding benefits and higher liquidity portfolio costs. Operating expenses decreased by £31 million, or 6.4%, and other expenses increased by £27 million, or 6.2%. Other expenses, including transfers, increased by £19 million, or 4.3%, reflecting higher investment spend focused on enhancing the client proposition and a number of one-off items partially offset by lower back office operations costs. Impairment losses of £100 million primarily reflect stage one and two charges due to the deterioration of the economic outlook, with total stage three charges of £15 million. Net loans to customers increased by £1.5 billion, or 9.7%, supported by £0.7 billion of mortgage lending growth and £0.3 billion drawdowns against UK Government lending schemes. RWAs increased by £0.8 billion, or 7.9%, primarily reflecting increased lending volumes. Customer deposits increased by £4.0 billion or 14.1%. Customer deposits, including transfers, increased by £3.8 billion, or 13.3%, reflecting £2.3 billion of commercial inflows and £1.5 billion of personal inflows. AUMAs increased by £1.7 billion, or 5.6%, reflecting positive investment performance of £0.9 billion and net new money inflows of £0.8 billion, which were impacted by EEA resident client outflows following the UK’s exit from the EU.

RBS International 20202019Variance Income statement£m£m£m Performance ratios Note: (1) Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 16% of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). 20202019Variance Capital and balance sheet£bn£bn£bn 2020 compared with 2019 As at 31 December 2020, RBS International has supported 1,240 mortgage repayment breaks, reflecting a mortgage value of £268 million, and has provided financial support for 622 business customers with working capital facilities, reflecting a value of £588 million, while continuing to suspend a range of fees and charges for its personal and business customers. Total income decreased by £113 million, or 18.5%, primarily due to the impact of the interest rate reductions on deposit income and lower fee income reflecting the economic response to COVID-19. Net Interest margin decreased by 43 basis points due to lower deposit funding benefits as a result of central bank interest rate reductions. Operating expenses decreased by £27 million, or 10.2%. Other expenses were stable as front office non-staff cost reduction actions and a 5.6% headcount reduction were offset by a higher bank levy charge. Impairment losses of £107 million primarily reflect a more uncertain economic environment and refreshed staging and maturity date analysis. Net loans to customers decreased by £0.8 billion, or 5.7%, as customers repaid facilities to position themselves in the uncertain environment, partially offset by increased investment activity in the latter part of 2020. Customer deposits increased by £1.2 billion, or 3.8%, due to short term placement inflows across both Institutional and Local Banking. RWAs increased by £1.0 billion, or 15.4%, due to customer maturities and higher lending facilities in the wholesale sector.

NatWest Markets(1) 20202019Variance Income statement£m£m£m Performance ratios 2020 2019 Variance £bn £bn £bn Notes: The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group). For 2019, NWM Group includes NatWest Markets N.V. (NWM N.V.) from 29 November 2019 only. For periods prior to Q4 2019, NWM N.V. was excluded from the NWM Group. In both 2019 and 2020 the NatWest Markets segment excludes the Central items & other segment. Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020. Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming 28% tax rate. 2020 compared with 2019 NatWest Markets has made significant progress in reshaping the business for the future and advancing its transformation to deliver the refocused strategy announced in February 2020. As progress has been made against the strategy, RWAs have reduced and the business is ahead of its plan to achieve the medium-term reduction to £20 billion. By accelerating its transformation to become a more integrated and sustainable part of NatWest Group, NatWest Markets has focussed on what it does best and what matters to NatWest Group’s customers. The product offering has been simplified and in Q2 2020 NatWest Markets entered an agreement with BNP Paribas to provide ‘house’ Futures and associated back office services. NatWest Markets has consolidated certain customer coverage teams and services and functional teams with their counterparts from across NatWest Group, enhancing our collaborative approach to customers. Total income decreased by £219 million, or 16.3%, reflecting the £444 million Alawwal bank merger gain in 2019 and an increase in disposal losses of £48 million partially offset by stronger business performance in the current year. Income excluding asset disposals/strategic risk reduction, OCA and notable items increased by £217 million, or 21.4%, reflecting a strong performance over the year, particularly in the first half of 2020 as customer activity increased as the market reacted to the spread of the COVID-19 virus. Operating expenses decreased by £108 million, or 7.6%. Other expenses decreased by £140 million, or 11.9%, reflecting continued reductions in line with the strategic announcement in February 2020. Impairment losses of £40 million reflect the impact of stage two charges taken in the first half of 2020 compared with a net impairment release of £51 million in the prior year for a small number of legacy cases. RWAs decreased by £11.0 billion, or 29.0%, as market risk and counterparty credit risk decreased by £3.6 billion and £3.5 billion respectively and credit risk decreased by £3.4 billion as the business exceeded its target for RWA reductions over the course of 2020.

 2020 2019 Variance £m £m £m Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment. Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment. 2020 compared with 2019 Central items not allocated represented a £655 million operating loss in 2020 principally reflecting the day one loss on redemption of own debt of £324 million related to the repurchase of legacy instruments, property related strategic costs, litigation and conduct charges and other treasury income. 2019 included £1,459 million of FX recycling gains, a £169 million reimbursement under indemnification agreements relating to US residential mortgage-backed securities (RMBS) and strategic costs of £449 million, which were mainly property related.

Our Board 2 3 Re A RiN S Re A N Re S Ri Re 8 TS Re Underlined Group Audit Committee Group Nominations and Governance Committee Group Performance and Remuneration Committee Committee Chairman RiGroup Board Risk Committee Group Sustainable Banking Committee Technology and Innovation Committee 1 Howard Davies N Appointed: 14 July 2015 (Board), 1 September 2015 (Chairman) Experience: Howard was a non-executive director of Prudential plc from 2010 to 2020; Chair of the UK Airports Commission between 2012 and 2015; Chairman of Phoenix plc from 2012 to 2015; Director of the London School of Economics and Political Science from 2003 until May 2011; Chairman of the UK Financial Services Authority from 1997 to 2003; and Deputy Governor of the Bank of England from 1995 to 1997. He is also Professor of Practice at the Paris Institute of Political Science (Sciences Po) and author of several books on financial subjects. External appointments: Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC; Chair of the International Advisory Council of the China Securities Regulatory Commission; Member of the International Advisory Council of the China Banking and Insurance Regulatory Commission; and Chairman of Inigo Limited. across the UK, and sponsors the bank’s employee-led networks. External appointments: Alison sits on the board of directors for the Institute of International Finance and is a member of the International Business Council for the World Economic Forum. Alison is a non-executive director of Great Portland Estates plc and sits on the board of the Coutts Charitable Foundation. 3 Katie Murray Appointed: 1 January 2019 Experience: Katie joined NatWest Group as Director of Finance in November 2015 and was appointed as Deputy Chief Financial Officer in March 2017. She was appointed as Chief Financial Officer in January 2019. Katie has worked in Finance and Accounting for nearly 30 years with experience in capital management, investor relations, financial planning and all areas of financial services. Katie was previously the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg from 2011 to 2015, having held various roles across Old Mutual from 2002. Prior to this Katie worked at Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and Managing Director of SG Warburg. Frank is a graduate of HEC and IEP in Paris and of Harvard Law School in the US. External appointments: Chairman of NortonLifeLock Inc; non-executive director of Arqiva Group Limited; and non-executive director of IHS Towers. Patrick Flynn ARiTN Appointed: 1 June 2018 Experience: Previously, Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group from April 2009 to May 2017, and prior to that, he worked for HSBC for 20 years. Patrick is a Fellow of Chartered Accountants Ireland. External appointments: Senior independent director of Aviva plc and member of the Remuneration, Risk and Nominations Committees and Chair of the Audit Committee. Morten Friis RiAN Appointed: 10 April 2014 KPMG for 13 years. Experience: Prior to being appointed to the 2 Alison Rose Appointed: 1 November 2019 Experience: Alison has worked at NatWest Group for 27 years. Prior to her current role, Alison was Deputy CEO of NatWest Holdings and CEO of the Commercial and Private Banking business. She has held a number of senior roles across NatWest Group including Head of Europe, Middle East and Africa, Markets & International Banking, Global Head of International Banking Capital and Balance Sheet and Head of Leveraged Finance. Alison was invited by the UK Government to lead a review of the barriers to women starting a business and launched The Rose Review in March 2019. Alison also champions NatWest’s Entrepreneur Accelerator programme, an innovative Katie is a Chartered Accountant having trained in Scotland and is a member of the Institute of Chartered Accountants in Scotland. External appointments: None. Independent non-executive directors 4 Frank Dangeard ReT Appointed: 16 May 2016 Experience: Frank assumed the role of Chairman, NatWest Markets Plc on 30 April 2018. Previously, Frank served as a non-executive director of Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS, and as Deputy Chairman and acting Chairman of Telenor ASA. During his executive career he held various roles at Board, Morten had a 34 year financial services career. He held various roles at Royal Bank of Canada and its subsidiaries including Associate Director at Orion Royal Bank; Vice President, Business Banking; and Vice President, Financial Institutions. In 1997, he was appointed as Senior Vice President, Group Risk Management and served as the Chief Credit Officer, then Chief Risk Officer, from 2004 to 2014. He was also previously a Director of RBC Bank (USA); Westbury Life Insurance Company; RBC Life Insurance Company; and RBC Dexia Investor Services Trust Company. External appointments: Member of the board of directors of the Harvard Business School Club of Toronto; and non-executive director of Jackson National Life Insurance Company. initiative supporting start-up businesses Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief

Our Board 7 Robert Gillespie Re ARiN External appointments: Non-executive 11 Lena Wilson, CBES RiRe Appointed: 2 December 2013 Experience: Robert had a long career in investment banking, specialising in corporate advisory work. He was Director General of the Takeover Panel from 2010 until 2013 and prior to that held a number of senior management positions at UBS including director of Guardian Media Group plc and member of its Remuneration Committee, and non-executive director of Nation Media Group Ltd and Chair of its HR and Remuneration Committee and member of its Strategy and Investment Committee. Appointed: 1 January 2018 Experience: Lena is an experienced CEO with an international career, who spent a significant proportion of her executive career with Scottish Enterprise, latterly as Chief Executive from 2009 until 2017. Prior to that, Lena held the role of Senior Investment being global head of investment banking 9 Mike Rogers SRe Advisor to The World Bank in Washington from 1999 until 2005, Chief Executive of UBS for EMEA from 2004 to 2006 and Vice Chairman of UBS Investment Bank from 2005 to 2008. He commenced his career at Price Waterhouse where he qualified as a Chartered Accountant and in 1981 joined S.G. Warburg which subsequently became part of UBS. External appointments: Chairman of the Boat Race Company Limited; non-executive director of Social Finance Limited; and non-executive director of Burford Capital Limited andamemberofitsAuditCommittee. Appointed: 26 January 2016 Experience: Mike was previously Chief Executive of Liverpool Victoria Group for 10 years. Mike has extensive experience in retail banking and financial services. He joined Barclays in 1986 where he undertook a variety of roles in the UK and overseas across business banking, wealth management and retail banking and was Managing Director of Small Business, Premier Banking and UK Retail Banking. External appointments: Chairman of Experian plc and Chairman of Aegon UK plc. DC. She is a visiting Professor at the University of Strathclyde and has previously served as a member of Scotland's Financial Services Advisory Board and as Chair of Scotland's Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland. Lena chairs the Colleague Advisory Panel established by NatWest Group in 2018. External appointments: Non-executive director of Scottish Power Renewables Limited, visiting Professor, University of Strathclyde Business School and Senior Independent Director and Chair of the 8 Yasmin Jetha TS 10 Mark Seligman A NRe Nominations Committee of Argentex Group Appointed: 1 April 2020 Experience: During her executive career, Yasmin held Chief Information Officer roles at Bupa and also the Financial Times, where she became the Chief Operating Officer. She previously had a career spanning nearly 20 years at Abbey National PLC, latterly serving as an executive director on the board. In addition to being Vice Chair of the Board of Governors at the University of Bedfordshire from 2008 to 2011, Yasmin also served for over ten years, until April 2017, as Vice Chair of the National Committee of the Aga Khan Foundation (UK) Ltd, a non-denominational charity. Yasmin holds a Master of Science in Management Science from Imperial College London and a Bachelor of Science in Mathematics from the University of London. She is a Fellow of the Chartered Institute of Management Accountants, was awarded an honorary Doctor of Laws degree by the University of Leicester in 2005 and was made an honorary Fellow of the University of Bedfordshire in 2011. Appointed: 1 April 2017; Senior Independent Director since 1 January 2018 Experience: Mark is a former senior investment banker with broad financial services knowledge, has substantial FTSE 100 Board experience gained in various industry sectors, including as a Committee Chair and Senior Independent Director. During his executive career, he held various senior roles at Credit Suisse/BZW (including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB); and previously SG Warburg (ultimately as Managing Director, Head of Advisory). He has also previously served as a non-executive Director of BG Group plc, as Deputy Chairman of G4S plc and as Senior Independent Director of Kingfisher plc. External appointments: Non-executive director and Chairman of the Audit Committee of Smiths Group plc. plc. Chair of the Advisory Board of Turtle Pack Limited and Chair of Chiene + Tait LLP. Chair and non-executive director of Picton Property Income Limited. Chief Governance Officer and Company Secretary 12 Jan Cargill Appointed: 5 August 2019 Experience: Jan is a chartered company secretary with over 20 years corporate governance experience. She was appointed Chief Governance Officer and Company Secretary in 2019, and prior to that held various roles in the legal and secretariat functions, including Head of Board and Shareholder Services. Jan has a law degree and is a Fellow of the Chartered Banker Institute. She is also an Associate of The Chartered Governance Institute and has an INSEAD Certificate in Corporate Governance.

Corporate governance Dear Shareholder, I am pleased to present the Corporate governance report for 2020. 2020 has been an extraordinary year. As the UK entered a national lockdown in March, our Board transitioned swiftly and smoothly to frequent virtual meetings. The Group Chief Executive Officer (Group CEO) and wider executive management team kept the Board informed on our pandemic response, supporting effective Board oversight and challenge as the organisation pivoted its operations at pace, focusing on our customers’ financial health, prioritising colleague safety and wellbeing, and helping our local communities. NatWest Group has made great strides as it focuses on becoming a purpose-led organisation. As a Board, we are working hard to embed our purpose in Board discussions and decision-making, ensuring different stakeholder needs are considered. Our section 172(1) statement on page 52 provides further information on our approach and includes case study examples. Further details on how the Board operated during 2020, including principal areas of Board focus, are set out on page 105. Board and committee changes Page Our Board 101 Corporate governance 103 Report of the Group Nominations and Governance Committee 110 Report of the Group Audit Committee 111 Report of the Group Board Risk Committee 116 Report of the Group Sustainable Banking Committee 120 Report of the Technology and Innovation Committee 122 Directors’ remuneration report 123 Compliance report 155 Report of the directors 158 Statement of directors’ responsibilities 161 On 1 April 2020 Yasmin Jetha re-joined the Board of NatWest Group plc, having first been appointed in June 2017. Yasmin stepped down in April 2018 in order to serve solely as a director of our key ring-fenced entities, and, like the majority of our directors, she continues to serve on these boards in addition to the Board of NatWest Group plc. The following Board Committee chair and membership changes were also made during 2020:-On 1 April 2020 Yasmin Jetha was appointed Chair of the Technology and Innovation Committee and joined the Group Sustainable Banking Committee. On 1 August 2020 Morten Friis assumed the Chair of the Group Board Risk Committee and joined the Group Nominations & Governance Committee. Lena Wilson stepped down as a member of the Technology and Innovation Committee on 31 March 2020; and joined the Group Performance and Remuneration Committee on 1 April 2020 and the Group Board Risk Committee on 1 August 2020. Robert Gillespie stepped down as a member of the Group Sustainable Banking Committee on 31 July 2020 and joined the Group Audit Committee on 1 August 2020. Board effectiveness In 2020, the Board and Committee evaluation was conducted by the Chief Governance Officer and Company Secretary. The review concluded that the Board and its Committees continue to operate effectively and within their terms of reference. Further information on the 2020 internal evaluation can be found on page 108. UK Corporate Governance Code 2018 All directors are committed to observing high standards of corporate governance, integrity and professionalism. Information on how the company has applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code) can be found in this Corporate governance report under the Code’s 5 main section headings. A formal statement of compliance with the Code can be found on page 155. In conclusion I would like to thank my fellow Board members for their resilience and dedication throughout what has been an exceptional year. Howard Davies Chairman of the Board 19 February 2021

Corporate governance Board and Committee meetings The table below shows Board and Committee membership and directors’ attendance at scheduled meetings during 2020. There were six scheduled Board meetings during 2020, the same number as in 2019. In addition to scheduled meetings, additional meetings of the Board and its Committees were held on an ad hoc basis throughout the year to receive updates and deal with time-critical matters. There were 16 additional Board meetings held in 2020 compared to 6 additional meetings held in 2019. In response to the COVID-19 pandemic, the Board met virtually on a weekly basis in the initial stages, later moving to fortnightly and this accounted for 10 of the 16 additional meetings held in 2020. The following number of ad hoc Board Committee meetings also took place: one N&G meeting, two GAC meetings, three BRC meetings, two SBC meetings, one TIC meeting and eight RemCo meetings. In accordance with the Code, the Chairman and the non-executive directors met at least once without executive directors present. Group Group Group Nominations Sustainable Technology Performance and and Governance Group Audit Group Board Banking and Innovation Remuneration Committee Committee Risk Committee Committee Committee Committee Board (N&G) (GAC) (BRC) (SBC) (TIC) (RemCo) Notes: Morten Friis assumed the role of BRC Chair and was appointed to N&G on 1 August 2020. Robert Gillespie stepped down from SBC on 31 July 2020 and was appointed to GAC on 1 August 2020. Yasmin Jetha was appointed to the Board, SBC and TIC and assumed the role of TIC Chair on 1 April 2020. Lena Wilson stepped down from TIC on 31 March 2020, was appointed to RemCo on 1 April 2020 and appointed to BRC on 1 August 2020. Alison Davis resigned from the Board on 31 March 2020. Baroness Noakes resigned from the Board on 31 July 2020.

 How the Board operated in 2020 In March, reflecting the scale of the pandemic and lockdown restrictions, the Board’s operating rhythm was revised to facilitate regular updates from the Group CEO and executive management team. A cycle of weekly meetings, later moving to fortnightly, supplemented the Board’s scheduled meetings, and all meetings took place virtually. At each scheduled Board meeting the directors received reports from the Chairman, Board Committee Chairs, Group CEO, Group Chief Financial Officer (Group CFO) and other members of the executive management team, as appropriate. Other senior executives attended Board meetings throughout the year to present reports to the Board. This provided the Board with an opportunity to engage directly with management on key issues and supports succession planning. During 2020 there was continued focus on the Board and Group Executive Committee (ExCo) operating rhythm to support a proactive and transparent agenda planning and paper preparation process. This process includes the following key elements:-A pre-Board meeting with the Chairman, Group CEO, Group CFO and Chief Governance Officer and Company Secretary to ensure the Board and executive management are aligned on Board agendas. A post Board meeting with the Chairman, Group CEO and Chief Governance Officer and Company Secretary, to discuss what went well/could be improved after each meeting. A look ahead paper at each ExCo and Board meeting setting out key items that will be discussed at the next meeting. Principal areas of Board focus in 2020 As in 2019, a short set of Board Objectives was adopted, closely aligned to our purpose and strategic priorities. These have supported agenda planning and helped to guide how the Board spends its time, ensuring appropriate focus on the longer-term and strategic issues. An overview of the principal areas of Board focus during 2020 is set out below:-Purpose and Strategy Strategy development and implementation Consideration and approval of new purpose Company change of name Purpose and progress against external sustainability commitments Customers COVID-19 updates Business reviews from main customer businesses Customer experience Colleagues COVID-19 updates Executive appointments and executive succession planning Talent session Colleague opinion survey results Culture Banking Standards Board (BSB) culture assessment report Modern Slavery and Human Rights statements Risk & Conduct COVID-19 updates Risk reports Regulatory submissions Risk appetite framework Financial COVID-19 updates Capital distributions Financial plans (budget, cost and investment and scenario planning) Brexit updates Annual and quarterly results IFRS9 Legal, Governance & Regulatory Annual General Meeting (AGM) arrangements Board evaluation outcomes and Board objectives Legal and regulatory reports Material regulatory correspondence Annual review of the governance framework and terms of reference for the Board and its Committees The Board also held two strategy sessions with the executive management team, in June and October 2020. This provided an opportunity for the Board to assess opportunities and risks to the future success of the business, the sustainability of the company’s business model and how its governance contributes to the delivery of its strategy. Subsidiary governance and ring-fencing NatWest Group plc is a listed company with equity listed on the London and New York stock exchanges. NatWest Holdings Limited (NWH) is the holding company for our ring-fenced operations, which include our retail, commercial and wealth management services. A common board structure is operated such that directors of NWH are also directors of The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited. Known collectively as the NWH Sub Group, the boards of these four entities meet concurrently. An integral part of NatWest Group’s governance arrangements is the appointment of three Double Independent Non-Executive Directors (DINEDs) to the boards, and board committees, of the NWH Sub Group. The DINEDs are independent in two respects: independent of management as non-executives; and independent of the rest of NatWest Group by virtue of their NWH Sub Group-only directorships. The DINEDs play a critical role in NatWest Group’s ring-fencing governance structure, and are responsible for exercising appropriate oversight of the independence and effectiveness of the NWH Sub Group’s governance arrangements, including the ability of each board to take decisions independently. The DINEDs attend NatWest Group plc Board meetings in an observer capacity. The governance arrangements for the boards and board committees of NatWest Group plc and the NWH Sub Group have been designed to enable NatWest Group plc to exercise appropriate oversight and to ensure that, as far as is reasonably practicable, the NWH Sub Group is able to take decisions independently of the wider Group. NatWest Markets supports NatWest Group’s corporate and institutional customers through NatWest Markets Plc and its subsidiaries. RBS International serves retail, commercial and corporate customers and financial institutions and operates through The Royal Bank of Scotland International (Holdings) Limited and its subsidiaries. The Group Nominations and Governance Committee monitors the governance arrangements of NatWest Group plc and its subsidiaries and approves appointments to the boards of principal and material regulated subsidiaries, as described in the Group Nominations and Governance Committee report on page 110.

 2018 UK Corporate Governance Code Throughout the year the company has applied the Principles and complied with the Provisions of the Code, except in relation to: Provision 17 that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the board and senior management positions and oversee the development of a diverse pipeline for succession; and Provision 33 that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. In both instances, the Board considers that these are matters which should rightly be reserved for the Board, as set out in more detail in our statement of compliance on page 155. In addition, the Board has delegated two particular aspects of the Code’s provisions to Board Committees, with regular updates provided to the Board as appropriate: The Group Audit Committee retains responsibility for reviewing and monitoring NatWest Group’s whistleblowing procedures. The Group Sustainable Banking Committee considers key workforce policies and practices (not related to pay) to ensure they are consistent with NatWest Group’s values and support long-term sustainable success. For further information please refer to the relevant Committee reports on the following pages. Further information on how the company has applied the Principles and complied with the Provisions of the Code is set out below under the Code’s 5 main section headings. Board leadership and company purpose Role of the Board The Board is collectively responsible for promoting the long-term sustainable success of the company, driving both shareholder value and contribution to wider society. The Board’s role is to provide leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board establishes NatWest Group’s purpose, values and strategy and leads the development of NatWest Group’s culture. The Board sets the strategic aims of the company and its subsidiaries, ensures that the necessary resources are in place for NatWest Group to meet its objectives, is responsible for the raising and allocation of capital and reviews business and financial performance. It ensures that the company’s obligations to its shareholders and other key stakeholders are understood and met. The Board terms of reference include a formal schedule of matters specifically reserved for the Board’s decision and are reviewed at least annually. They are available on natwestgroup.com. Board Committees The Board has established a number of Board Committees with particular responsibilities. Please refer to page 69 of the Strategic report for more details. Board committee terms of reference are available on natwestgroup.com. Purpose, values, strategy and culture In February 2020, and following an extensive period of stakeholder engagement, the Board approved NatWest Group’s purpose and strategy. Our purpose has been a galvanising force across the organisation as our response to the pandemic has evolved, acting as an important point of reference during Board discussions, debate and decision-making. In October 2020 the Board received an update on NatWest Group’s progress in becoming a purpose-led bank, covering achievements to date and future priorities. Further information on progress against our purpose and strategic priorities can be found on pages 10 to 11 of the Strategic report. The Board is responsible for leading the development of NatWest Group’s culture, values and standards. The Board assesses and monitors NatWest Group’s culture in several ways. In February 2020, representatives from the BSB joined a Board meeting to present the results of their 2019 industry-wide survey and thematic reports, together with their 2019 Assessment report on NatWest Group. The Board also discussed an internal review of the BSB’s thematic reports on ‘Technology & Culture’ and ‘Decision-Making’ from a NatWest Group perspective, including impacts for customers and employees. In December 2020, the Group Sustainable Banking Committee considered a summary of the results of the BSB’s 2020 Assessment report on NatWest Group, in advance of a presentation by the BSB to the Board in February 2021 The Group Sustainable Banking Committee held a dedicated people and culture session in December 2020 which included culture measurement reporting, and this in turn helped to support the Board on assessing progress on building a healthy culture, and alignment between culture and purpose across NatWest Group. For further information on the work of the Group Sustainable Banking Committee, refer to pages 120 to 121. Colleague opinion survey results were another useful culture oversight tool available to the Board. Directors considered the results of colleague pulse surveys conducted in May and June, and in October 2020, reviewed the results of the annual colleague opinion survey, Our View. Key themes noted and discussed by the Board were culture, inclusion, capability, resilience and wellbeing (including financial wellbeing and colleague advocacy). In December, as part of a spotlight on colleagues, the Board received an update on future ways of working and how this might evolve in a way that is consistent with our purpose and strategy; continues to support colleagues; drives greater collaboration; and supports the long-term sustainability of NatWest Group. Directors are mindful of their responsibility to set the ‘tone from the top’ and take every opportunity to role model the desired culture both within the boardroom and beyond. While opportunities for face to face interaction with colleagues were significantly curtailed during 2020, directors continued to engage with colleagues virtually where possible, for example through Colleague Advisory Panel events, Committee function visits and a virtual talent engagement session. The activities described above have supported the Board in meeting the Code requirement to satisfy itself that the company’s purpose, values, strategy and culture are aligned. Stakeholder engagement In February 2020, the Board approved its annual objectives and confirmed the Board’s key stakeholder groups. The Board’s agenda and engagement plans were structured to enhance the Board’s understanding of these stakeholders’ views and interests. This in turn has informed Board discussions and decision-making. NatWest Group’s Colleague Advisory Panel was set up in 2018 to help promote colleague voices in the boardroom and supports our compliance with Code requirements in relation to Board engagement with the workforce. For further details on Board engagement with shareholders and other stakeholders, including how planned engagement activity was adapted in light of COVID-19 restrictions and the role and activities of the Colleague Advisory Panel, refer to the section 172(1) statement on page 52 of the Strategic report.

 The effectiveness of Board stakeholder engagement mechanisms is considered during the annual Board evaluation. Further details of the outputs of the 2020 evaluation in relation to stakeholder engagement can be found on page 108. Further details on NatWest Group’s approach to investing in and rewarding its workforce can be found on page 61 of the Strategic report (Our Colleagues). Workforce policies and practices As referred to above, the Board has delegated certain Code provisions to Board Committees, with regular updates to the Board on relevant issues. The Group Sustainable Banking Committee considers key workforce policies and practices (not related to pay) to ensure they are consistent with NatWest Group’s values and support long term sustainable success. The Group Audit Committee retains responsibility for reviewing and monitoring NatWest Group’s whistleblowing procedures. Further details on Speak Up, NatWest Group’s whistleblowing service, can be found on page 62 of the Strategic report. Conflicts of interest The Directors’ Conflicts of Interest policy sets out procedures to ensure that the Board’s management of conflicts of interest and its powers for authorising certain conflicts are operating effectively. Each director is required to notify the Board of any actual or potential situational or transactional conflict of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts. Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company’s Articles of Association. The Board considers each request for authorisation on a case by case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process. Details of all directors’ conflicts of interest are recorded in a register which is maintained by the Chief Governance Officer and Company Secretary and reviewed annually by the Board. Division of responsibilities The Board has 11 directors comprising the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director. Director biographies and details of the Board Committees of which they are members can be found on pages 101 and 102. Non-executive director independence The Board considers that the Chairman was independent on appointment and that all current non-executive directors are independent for the purposes of the Code. Chairman and Group CEO The role of Chairman is distinct and separate from that of the Group CEO and there is a clear division of responsibilities, with the Chairman leading the Board and the Group CEO managing the business day to day. Senior Independent Director Throughout 2020, Mark Seligman, as Senior Independent Director, acted as a sounding board for the Chairman, and as an intermediary for other directors when necessary. He was also available to shareholders to discuss any concerns they may have had, as appropriate. Non-executive directors Along with the Chairman and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference. The non-executive directors combine broad business and commercial experience with independent and objective judgement. They provide constructive challenge, strategic guidance, and specialist advice to the executive directors and the executive management team and hold management to account. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across NatWest Group’s business activities and ensures no one individual or small group of individuals dominates the Board’s decision-making. The Chairman and non-executive directors meet at least once every year without the executive directors present. Details of the key responsibilities of the Chairman, Group CEO, Senior Independent Director and non-executive directors are available on natwestgroup.com. The performance of the Chairman and non-executive directors is evaluated annually and further details of the process undertaken can be found on page 109. Chief Governance Officer and Company Secretary The Chief Governance Officer and Company Secretary, Jan Cargill, works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees. The Chief Governance Officer and Company Secretary is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors’ professional development. Executive Management The Group CEO is supported by Group ExCo, which considers strategic, financial, capital, risk and operational issues affecting NatWest Group and reviews relevant matters in advance of Board submission. Group ExCo’s membership comprises the Group CEO, Group CFO and the Group Chief Risk Officer; who are also members of the wider executive management team. Biographies of the executive management team can be found on natwestgroup.com. Time commitment It is anticipated that non-executive directors will allocate sufficient time to the company to discharge their responsibilities effectively and will devote such time as is necessary to fulfil their role. Directors have been briefed on the limits on the number of other directorships that they can hold under the requirements of the fourth Capital Requirements Directive. The Code emphasises the importance of ensuring directors have sufficient time to meet their board responsibilities. Prior to appointment, significant commitments require to be disclosed with an indication of the time involved. External appointments require prior Board approval, with the reasons for permitting significant appointments explained in the annual report. No such disclosures are required for 2020. The Board continues to monitor the commitments of the Chairman and directors and is satisfied that they are able to allocate sufficient time to enable them to discharge their duties and responsibilities effectively. Information All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Chief Governance Officer and Company Secretary. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense. The format for Board and Board Committee papers was further enhanced during 2020 and now includes a dedicated section which explains how the proposal or update aligns to our purpose, alongside existing sections detailing stakeholder impacts. This ensures that due consideration is given to our purpose and our stakeholders in the boardroom and supports the Board’s oversight of NatWest Group’s progress and performance as a purpose-led organisation.

 Induction and professional development Each new director receives a formal induction on joining the Board, which is co-ordinated by the Chief Governance Officer and Company Secretary and tailored to suit the requirements of the individual concerned. This includes visits to NatWest Group’s major businesses and functions and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate. All new directors receive a copy of the NatWest Group Director Handbook. The Handbook operates as a consolidated governance support manual for directors of NatWest Group plc and the NWH Sub Group, providing both new and current directors with a single source of information relevant to their role. It covers a range of topics including NatWest Group’s corporate structure; the Board and Board Committee operating model; Board policies and processes and a range of technical guidance on relevant matters including directors’ duties, conflicts of interest, and the UK Senior Managers’ Regime. The Handbook forms part of a wider library of reference materials available via our resources portal. Directors have access to a wide range of briefing and training sessions and other professional development opportunities. Internal training relevant to the business of NatWest Group is also provided. Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities. The non-executive directors discuss their training and professional development with the Chairman at least annually. With significant demands on Board time due to COVID-19, our Board training programme prioritised key areas of focus including financial crime and climate. Composition, succession and evaluation The Board is structured to ensure that the directors provide NatWest Group plc with the appropriate combination of skills, experience and knowledge as well as independence. Given the nature of NatWest Group’s businesses, experience of banking and financial services is clearly of benefit, and the Board has a number of directors with substantial experience in that area, including retail and commercial banking. In addition, the directors have relevant experience in customer service; government and regulatory matters; mergers and acquisitions; corporate recovery, resolution and insolvency; stakeholder management; environmental, social and governance, technology, digital and innovation; finance and accountancy; risk; and change management. Board Committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any one individual. Further information on Board appointments and succession planning can be found in the Group Nominations and Governance Committee report on page 110. Election and re-election of directors In accordance with the provisions of the Code, all directors stand for election or re-election by shareholders at the company’s AGM. In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by a majority of independent shareholders. 2020 Board Evaluation In accordance with the Code, an external evaluation of the Board, its Committees and individual directors takes place every three years. An internal evaluation takes place in the intervening years. The last external evaluation was conducted in 2018. Progress following the 2019 evaluation A number of actions were progressed during 2020 in response to the findings of the 2019 internal performance evaluation. A set of Board objectives was agreed for the year. Similar to 2019, these guided agenda planning and helped to ensure appropriate focus on the longer-term and strategic issues. A comprehensive review of Board composition and succession planning was carried out by the Group Nominations and Governance Committee, including a review of the Board skills matrix and the overall balance of skills, knowledge, experience and diversity on the Board. Following this review, the Board approved the Board and Board Committee membership changes described earlier in this report. These changes addressed a number of focus areas identified during the 2019 evaluation, including reducing Board size, adding technology experience to the Board and improving Board diversity. Management reporting changes were introduced to provide consistent and concise information on key metrics and trends to the Board to support more focussed debate. Board paper templates were further enhanced to support purpose alignment. A virtual talent session enhanced the Board’s visibility of the executive talent pipeline. 2020 Performance evaluation The 2020 Board evaluation was internally facilitated by the Chief Governance Officer and Company Secretary, Jan Cargill, during Q4 2020. The process included: holding 1:1 interviews with directors; discussing key findings and recommendations for action with the Chairman; and presenting a final report to the Board. Key findings and recommendations The conclusion of the 2020 Board evaluation was that the Board operated effectively throughout the year and fulfilled its remit as set out in its terms of reference. Directors engaged fully with the evaluation exercise and commented positively in relation to many aspects of the Board’s operations. Key findings and recommendations included the following COVID-19 response - Directors felt that management had responded well to the pandemic. The Board had been kept regularly informed throughout, providing constructive challenge and support as appropriate, and virtual board meetings had worked efficiently. Purpose and strategy – Directors agreed that NatWest Group’s purpose was clear and compelling, and that it was starting to embed and guide Board discussions and decision-making. The annual Board objectives were considered useful, but directors said a shorter list of focus items would be more impactful. Board stakeholder engagement – Engagement activity during the year had been worthwhile, despite limited opportunities for face to face meetings. Board sessions with institutional investors had been particularly useful, and the Colleague Advisory Panel was working well. Directors were keen to explore different options to engage with customers and understand their views. They were also interested in deeper customer insights and further focus on key supplier relationships. Board composition and succession planning – The majority of directors felt the Board is now right-sized with no material skills gaps. Directors expressed a desire for greater visibility of ExCo successors. Board culture and dynamics – The 2019 evaluation had identified Board dynamics as an area for further improvement. In 2020, directors commented positively on Board culture and dynamics, noting an improvement over the past 12 months. Relationships were considered to be good, although directors missed the opportunity for informal interaction due to COVID-19 restrictions. Directors felt the balance of responsibilities between the Board and Board Committees was appropriate. How the Board operates - The Board’s operating rhythm and increased meeting frequency had worked well. Directors expressed an interest in more in-depth business discussions and some observed there was scope to streamline Committee Chair reporting. Directors appreciated the enhanced approach to management reporting and observed that Board paper templates continued to drive better and shorter papers.

 Actions Following Board discussion of the evaluation report, a number of actions were agreed for 2021, including the following: Agree a shorter and more focused set of Board objectives for 2021. Explore different options for directors to engage with customers. Review potential enhancements to Board Management Information on customers and suppliers. Enhance Board visibility of ExCo successors. Implementation of the 2020 Board evaluation actions will be overseen by the Group Nominations and Governance Committee during 2021. Committee evaluations Details of the Board Committee evaluations carried out during 2020 can be found in the Committee reports. Individual director and Chairman effectiveness reviews The Chairman met each director individually to discuss their own performance and continuing professional development and establish whether each director continues to contribute effectively to the company’s long-term sustainable success. The Chairman also shared peer feedback provided to the Chief Governance Officer and Company Secretary as part of the individual evaluation process. Separately, the Senior Independent Director sought feedback on the Chairman’s performance from the non-executive directors, executive directors and other key internal and external stakeholders and discussed it with the Chairman. Audit, Risk & Internal Control Information on how the company has applied the Principles and complied with the Provisions set out in this section of the Code can be found throughout the Annual Report on Form 20-F. The following sections are of particular relevance: the Group Audit Committee Chairman’s letter and the report of the Committee (on page 111) which sets out the process undertaken to evaluate the effectiveness of both the Internal Audit function and the external auditors in 2020, and the principal findings thereof. It also explains the approach taken to ensuring the integrity of financial and narrative statements, and confirms that it supports the Board in the assessment of the Group’s disclosures to be fair, balanced and understandable; the Compliance report (page 155), which explains the internal control framework in place; and the Board Risk Committee Chairman’s letter and report of the Committee (page 116) which explains how the Board oversees the principal risks facing NatWest Group and how management addresses these. Remuneration The directors’ remuneration report on pages 123 to 134 provides information on the activities of the Group Performance and Remuneration Committee, the decisions taken on remuneration during the year and why the Committee believes these are the right outcomes in the circumstances. The report also details how the remuneration policy for executive directors supports the delivery of the company’s strategic goals and purpose, with significant delivery in shares to provide long-term alignment with shareholders. Information is also included on wider workforce remuneration and the steps taken to ensure fair pay and a healthy culture.

Report of the Group Nominations and Governance Committee Letter from Howard Davies Chairman of the Group Nominations and Governance Committee Dear Shareholder, As Chairman of the Board and Chairman of the Group Nominations and Governance Committee I am pleased to present our report on the Committee's activity during 2020. Role and responsibilities The Committee is responsible for reviewing the structure, size and composition of the Board, and membership and chairmanship of Board Committees and recommends appointments to the Board. In addition, the Committee monitors NatWest Group’s governance arrangements to ensure that best corporate governance standards and practices are upheld and considers developments relating to banking reform and analogous issues affecting NatWest Group. The Committee makes recommendations to the Board in respect of any consequential amendments to NatWest Group’s operating model. The terms of reference of the Committee are reviewed annually, approved by the Board and are available at www.natwestgroup.com. Principal activity during 2020 As highlighted in the Board’s 2019 effectiveness review, the Committee acknowledges the tenure of a number of current Board directors and therefore made succession planning a priority in 2020. The Committee reviewed the contribution of a number of Board members under the Board Appointment Policy which sees non-executive directors appointed for an initial three year term, subject to annual re-election at the AGM. Following assessment by the Committee, they may then be appointed for a further three year term. Non-executive directors may continue to serve beyond six years, subject to a maximum tenure of nine years. In addition to reviewing the structure, size and composition of the NatWest Group plc Board, the Committee has also continued to oversee work aimed at further enhancing the Group’s subsidiary governance framework. A number of our material regulated subsidiaries made appointments to their boards during 2020, which the Committee has overseen. Spencer Stuart and Green Park have been engaged during the year to support NatWest Group’s subsidiary board search activity. The firms are members of the retained executive search panel of suppliers (managed by NatWest Executive Search). Spencer Stuart also provide leadership advisory and senior executive search and assessment services to the Human Resources function. In addition to succession planning, the Committee has overseen the process to reach agreement with the PRA in respect of the renewal of regulatory modifications which ensure the continuation of a governance model that is compatible with ring-fencing legislation. Membership and meetings At the same time as standing down from the Board, Baroness Noakes stepped down from the Committee with effect from 31 July 2020. Morten Friis joined the Committee on 1 August 2020 meaning that throughout 2020 the Committee comprised the Chairman of the Board and four independent non-executive directors. Graham Beale also observes meetings of the Committee in his capacity as Senior Independent Director of NWH Ltd and member of the NWH Ltd Nominations Committee. The Committee holds a minimum of four meetings per year and meets on an ad hoc basis as required. In 2020, there were five meetings – four scheduled meetings and one ad hoc. Individual attendance by directors at these meetings is shown in the table on page 104. Tenure of non-executive directors The tenure of non-executive directors as at 31 December 2020 is set out below. Performance evaluation The review of the effectiveness of the Board and its senior Committees was conducted internally in 2020. The Committee has considered and discussed the outcomes of the evaluation and accepts the findings. Overall, the review concluded that the Committee operated effectively with no material recommendations being identified for action. The Committee will continue to ensure that the full Board is appropriately sighted on the work of the Committee. The Committee will track progress during the year. Boardroom Inclusion Policy The Board operates a Boardroom Inclusion Policy which reflects the most recent industry targets and is aligned to the NatWest Inclusion Policy and Principles applying to the wider bank. This policy provides a framework to ensure that the Board attracts, motivates and retains the best talent and avoids limiting potential caused by bias, prejudice or discrimination. The policy currently applies to the most senior NatWest Group boards: NatWest Group plc, NWH Ltd, NWB Plc, RBS plc and Ulster Bank Limited. A copy of the Boardroom Inclusion Policy is available on natwestgroup.com>who we are. Objectives and targets The Boardroom Inclusion Policy’s objectives ensure that the Board, and any Committee to which it delegates nominations responsibilities, follows an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect and inclusion, that all nominations and appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion. The Boardroom Inclusion Policy contains a number of measurable objectives, targets and ambitions reflecting the ongoing commitment of the Board to inclusion progress. The Board aims to meet the highest industry standards and recommendations wherever possible. That includes, but is not limited to, aspiring to meet the targets set by the Hampton-Alexander Report: FTSE100 Women Leaders (33% female representation on the boards) and the Parker Report: Beyond 1 by ’21 (at least one director from an ethnic minority background on the boards) by 2020/2021. The policy supports our bank-wide ambition to aim for a 50/50 gender balance across all levels of the organisation by 2030. Monitoring and reporting The boards of NatWest Group plc and the NWH Group meet consecutively and share a largely common membership. When considered together, the director population across both boards currently meets the Parker target and exceeds the Hampton-Alexander target with a female representation of 36%. Notwithstanding the largely common membership between boards, NatWest remains committed to ensuring that the NatWest Group plc Board meets the targets on a standalone basis. The NatWest Group plc Board currently meets the Parker Target and, notwithstanding the departures of Alison Davis and Baroness Noakes during 2020, continues to exceed the Hampton-Alexander target with a board composition including 36% female representation. Diversity and inclusion progress, including information about the appointment process, will continue to be reported in the Group Nominations and Governance Committee’s report in the NatWest Group plc Annual Report on Form 20-F. The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process. Further details on NatWest Group’s approach to diversity can be found on page 64. Howard Davies Chairman of the Group Nominations and Governance Committee 19 February 2021

 Letter from Patrick Flynn Chairman of the Group Audit Committee Dear Shareholder, I am pleased to share with you a summary of the work undertaken by the Group Audit Committee (GAC) in 2020. The Committee is responsible for overseeing and challenging the processes undertaken by management in the preparation of the published quarterly financial information. It also assists the Group Board in carrying out its responsibilities relating to accounting policies and internal control functions. In 2020 the Committee’s primary focus has continued to be on reviewing the integrity and quality of NatWest Group’s published financial information, including the quarterly, interim and full year results announcements, Annual Report and Accounts, Pillar 3 and Form 20-F releases. In each case the Committee received detailed reports on the judgements applied by management in the preparation of the financial statements and legal and regulatory developments. Consideration was also given to management’s assessment of the internal controls over financial reporting and the GAC also received reports from both the internal auditors on the internal control environment and the external auditors on internal controls over financial reporting and key accounting and judgemental matters. Throughout nearly all its work in 2020 the COVID-19 pandemic has been a key consideration. Much time was dedicated to reviewing accounting judgements and the potential and actual impact on expected credit losses, including modelling methodologies, as well as impairment levels and guidance. The unprecedented impact the pandemic has had on the UK and global economies, coupled with the extensive government support for those affected by the pandemic, has presented challenges to all banks in modelling the likely impact under IFRS9. In the absence of relevant historic data points to model the impact of the crisis, the Committee found the benchmarking information provided by external parties particularly helpful. The Committee has supported enhancements to internal modelling processes implemented by management during 2020. In light of the economic conditions throughout the year it was necessary to overlay judgements to the modelled outputs. While such decisions are never easy, as by their nature they are highly subjective, the Committee was satisfied the approach taken by management to apply overlays and post-model adjustments was robust and consistently applied. The internal and external auditors also undertook work to provide comfort to the Committee in this respect. In addition, the Committee was satisfied with the assessments of the internal control environment, particularly given the challenges resulting from the COVID-19 pandemic, and supported management’s plans to further enhance it. As well as reviewing financial information, the Committee also considers NatWest Group’s non-financial reporting. In this respect, the Committee reviewed the climate-related disclosures published alongside this report. The Committee is satisfied that the information contained in the document is consistent with that published in the Annual Report on Form 20-F and subject to robust controls. “Throughout nearly all its work in 2020 the COVID-19 pandemic has been a key consideration” Oversight of the performance of the internal audit function and ensuring its independence is a key responsibility of the Committee. In order to maintain the perceived independence of the Chief Audit Executive, I oversaw the process to appoint a new individual to the role in 2020. I was pleased that there was a high-quality pool from which we selected a strong candidate, who takes on the role in February 2021. I am grateful to the outgoing Chief Audit Executive for his professionalism and support during the process and his significant contribution to the bank over the past 9 years. I would like to take this opportunity to thank all Committee members for their diligent contributions in 2020, including Baroness Noakes who stood down from the Board in July 2020. I was pleased to welcome Robert Gillespie to the Committee in August 2020, who brings with him a wealth of experience. Patrick Flynn Chairman of the Group Audit Committee 19 February 2021 Membership Full biographical details of the members of the Committee during 2020 are set out on pages 101 and 102. The members are all independent non-executive directors who also sit on other Board committees in addition to the GAC (as set out in their biographies). This common membership helps facilitate effective governance across all finance, risk and remuneration matters and ensures that agendas are aligned, and duplication of responsibilities is avoided. Members of the GAC are selected with a view to the expertise and experience of the Committee as a whole and with proper regard to the key issues and challenges facing the NatWest Group. The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the ‘Exchange Act’) and related guidance. The Board has further determined that Patrick Flynn, Mark Seligman, Robert Gillespie and, during her tenure as a member of the Committee, Baroness Noakes, are all ‘financial experts’ for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and/or auditing as required under the Disclosure Guidance and Transparency Rules. Meetings and visits Five scheduled meetings of the Committee were held in 2020, four of which took place immediately prior to the release of the financial results each quarter. During the year all members attended the scheduled meetings, one of which was held in person and the remainder via video conferencing facilities. Two ad hoc meetings were held to consider regulatory submissions, including additional Pillar 3 disclosures requested by the regulators to reflect the impact of the COVID-19 pandemic. The annual programme of visits to control functions – held in conjunction with the Board Risk Committee – was undertaken virtually this year in order to comply with social distancing requirements. Constructive and insightful discussions were held with Risk, Internal Audit and Finance. Performance evaluations The annual review of the effectiveness of the Board and its senior Committees, including the Audit Committee, was conducted internally in 2020. Themes focused on during the Committee’s discussion session included: operating rhythm; effectiveness and dynamics of meetings; and future priorities. It was determined that the GAC had continued to operate effectively during 2020. Certain areas to be strengthened were identified and will be progressed in 2021. The performance of the External Auditor and the Internal Audit function were monitored by the GAC in 2020 and assessed at the end of the year via an internal process. Feedback was provided by relevant stakeholders and a summary reviewed by the Committee. Progress made to address the recommendations of the previous year’s evaluations was welcomed.

 MatterContext of discussionHow the committee addressed the matter Financial and non-financial reporting The GAC considered a number of accounting judgements and reporting issues in the preparation of NatWest Group’s financial results throughout 2020. The GAC then recommended the quarterly, interim and full year results announcements, the Annual Report and Accounts, together with supporting documentation (including Pillar 3 reports, financial supplements and investor presentations) and the Form 20-F to the Group Board for approval. Expected Credit Losses – Judgements (including overlays) in relation to credit impairments and the impact of macro-economic risks on the credit environment, in particular those arising from the COVID-19 pandemic, were discussed throughout the year. The GAC focused on the key assumptions, methodologies and in-model and post-model adjustments applied to provisions under IFRS 9. The Committee discussed these in detail with management and was satisfied that they were reasonable in the exceptional circumstances and had been applied consistently. External benchmarking data, where available, and historic loss experience helped inform considerations in this respect. The economic uncertainty and unprecedented conditions not experienced since the implementation of IFRS 9 challenged the usefulness of model outputs. While the use of judgemental overlays and post-model adjustments should ideally be limited, their extensive use was deemed appropriate during 2020, and are likely to continue to be required in future reporting periods. Valuation methodologies – The GAC considered valuation methodologies and assumptions for; the impacts of the COVID-19 pandemic and resultant volatility, financial instruments carried at fair value and scrutinised judgements made by management in relation to the carrying value of intangible assets. Provisions and disclosures – The GAC debated the level and appropriateness of provisions for regulatory, litigation and conduct issues during the year and was satisfied with them. The Committee considered the various conduct provisions during the year and are satisfied that the levels are appropriate. The Committee supported the release of £277m of the provision for Payment Protection Insurance (PPI) during the year. Treatment of goodwill – Given the economic uncertainty caused by the COVID-19 pandemic, the Committee considered the treatment of goodwill throughout the year, in particular in Commercial Banking. Significant challenge and discussion took place in the context of the H1 interim and full year results with both management and the external auditor to ensure the most appropriate course of action was followed. The Committee was satisfied with the carrying value of goodwill and that appropriate disclosure was made and supported the ongoing close monitoring of goodwill by management in the context of the continued market disruption. Accounting Developments – The GAC studied the impact of various changes to accounting standards during 2020, including: the adoption of phase two of the IBOR guidance which includes amendments to IAS 39/ IFRS 9; the replacement of IAS 1; and the move to UK-based IFRS. The Committee has also considered any changes in accounting policy. Reporting matters – The Committee reflected on a number of proposed changes to reporting requirements – for example the recommendations of the Brydon Report – and in particular any elements which could be adopted early. The publication of climate-related disclosures aligned to the Taskforce for Climate related Financial Disclosures (TCFD) alongside this Annual Report on Form 20-F (ahead of the regulatory deadline) demonstrates NatWest Group’s commitment to early adoption of reporting requirements. Viability statement and the going concern basis of accounting – The GAC considered evidence of NatWest Group’s capital, liquidity and funding position and considered the process to support the assessment of principal risks, taking into account the additional industry guidance on the matter during the COVID-19 pandemic. The GAC reviewed the company’s prospects in light of its current position, the identified principal and emerging risks and the ongoing economic uncertainty resulting from the pandemic. A range of adverse economic scenarios were examined to understand the potential impacts of the pandemic on the bank, and peer comparisons considered to further inform the position. The GAC reviewed NatWest Group’s going concern and expanded viability statements and recommended them to the Board. (refer to the Report of the directors for further information.) Fair, balanced and understandable – The GAC oversaw the review process which supports the Committee and Board in concluding that the disclosures in the Annual Report on Form 20-F, taken as a whole, are fair, balanced and understandable and provided the information necessary for shareholders to assess the company’s position and performance, business model and strategy. The process included: central co-ordination of the Annual Report on Form 20-F by the Finance function; review of the Annual Report on Form 20-F by the Executive Disclosure Committee prior to consideration by the GAC; and a management certification process. Particular consideration was given to the way in which information around the impacts of the COVID-19 pandemic was presented. The External Auditor also considered the fair, balanced and understandable statement as part of the year end audit process. Non-financial reporting – As global focus on and publication of non-financial information increases the Committee has received a number of presentations on the firm’s approach to non-financial disclosures. It has put particular emphasis on the high standards of control expected to support the preparation of this information. The Committee was satisfied the non-financial disclosures and the processes undertaken by management in their preparation of these were robust and recommended the disclosures to the Group Board for approval prior to external release. These disclosures are published as part of a suite of year end documents, which is a move away from an all-encompassing Annual Report on Form 20-F.

 MatterContext of discussionHow the committee addressed the matter Systems of internal control Systems of internal control relating to financial management, reporting and accounting issues is a key area of focus for the Committee. In 2020 it received reports throughout the year on the topic and evaluated the effectiveness of NatWest Group’s internal control systems, including any significant failings or weaknesses. Sarbanes-Oxley Act of 2002 – The GAC considered NatWest Group’s compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002. Following interim updates on the status of the bank’s internal controls over financial reporting during 2020 to monitor progress, the GAC was satisfied that there were no Material Weaknesses for NatWest Group at the year-end. Additional work was undertaken to monitor and address the challenges to the control environment resulting from COVID-19, in particular those related to the introduction of new products and the increased risk of fraud. The Committee also reviewed the process undertaken to support the CEO and CFO in providing the certifications required under sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002. Control Environment Certification – The GAC considered the control environment ratings of the businesses, functions and material subsidiaries and management’s actions to ensure that the control environment was maintained throughout new working arrangements brought about by the COVID-19 pandemic and plans to address areas of weakness. Notifiable Event Process – The GAC considered semi-annual reports on control breaches, captured by the internal notifiable event process. All Board directors were alerted to the most significant breaches as part of that process. Whistleblowing – The GAC monitored the effectiveness of the bank’s whistleblowing process and received updates on the volume of whistleblowing reports and any common themes. The results of the annual Our View survey indicated that colleagues’ awareness of how to raise concerns was high and that the majority of colleagues felt it safe to do so. The GAC Chairman acts as the Group Whistleblowers’ Champion, in line with PRA and FCA regulations, and meets regularly with the whistleblowing team. Discussions regarding subsidiary whistleblowing matters were held with the relevant subsidiary audit committee chairmen as required. Legal and Regulatory Reports – Quarterly reports on the material, current and emerging legal and regulatory investigations, risks and developments affecting NatWest Group enabled the Committee to assess the related disclosures in the financial statements. Taxation – The GAC received an update on the bank’s tax position and discussed matters including tax disclosures and provisions, tax risks, NatWest Group’s tax compliance status, the relationship with HMRC, employment tax matters, ongoing tax projects, the UK Bank Levy and emerging and forthcoming tax issues (including those relating to uncertain tax positions). Risk and Control Disclosure – The GAC also reviewed the disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council. Capital – The GAC reviewed NatWest Group’s controls over the calculation and reporting of Risk Weighted Assets and related regulatory developments.

 MatterContext of discussionHow the committee addressed the matter Internal auditThe GAC is responsible for overseeing the Internal Audit function. In addition to considering quarterly opinions from Internal Audit, the GAC is required to monitor the function’s effectiveness and its independence. The GAC was fully satisfied in this regard. Opinions – Quarterly opinion reports were provided to the Committee by Internal Audit, setting out its view of the overall effectiveness of NatWest Group’s governance, risk management and internal control framework, current issues and the adequacy of remediation activity. Internal Audit also outlined material and emerging concerns identified through their audit work. The Committee noted the responses of management to the points highlighted by Internal Audit and welcomed their commitment to addressing any control environment weaknesses. The impact of manual processing on the control environment was a particular focus for the Committee, and efforts to increase automation, particularly in Finance, will be monitored in 2021. In addition, Internal Audit reviewed the consistency of disclosures in NatWest Group’s quarterly Pillar 3 reporting and their report was provided to the Committee Chairman prior to the disclosures being approved for release. Annual Plan and Budget – GAC considered and approved Internal Audit’s 2020 plan and budget at the end of 2019. In light of the COVID-19 pandemic the 2020 plan was revised and submitted to the Committee for approval in July 2020. At the end of 2020 the GAC considered and approved Internal Audit’s plan and budget for 2021. The Committee was satisfied that Internal Audit had and will have adequate budget and appropriate resources to deliver its plan. In addition, the Committee was satisfied that the audit universe appropriately reflects the challenges facing NatWest Group over the coming year. Internal Audit Charter and Independence – The GAC reviewed and approved the Internal Audit Charter and noted the Chief Audit Executive’s independence statement. In line with the revised industry guidance issued in September 2017, and in light of the current Chief Audit Executive (CAE) having been in role for 9 years, it was determined that it would be appropriate to appoint a new CAE in order to maintain the independence and perceived independence of both the role and the wider IA function. The recruitment process was overseen by the Chairman of the GAC and involved an internal and external search. The successful candidate joined the bank this month. Performance – In 2020 the CAE continued to report to the GAC Chairman, with a secondary reporting line to the Chief Executive for administrative purposes. The GAC assessed the annual performance (including risk performance) of the function and CAE. The remuneration arrangements for both the incoming and outgoing CAEs were also determined by the GAC Chairman with input from the Chief Executive and support of the wider Committee members. Visit – Together with the BRC, the GAC participated in a successful virtual deep dive session with members of the Internal Audit team during 2020. A variety of issues impacting the Internal Audit function were discussed, including operating during COVID-19, the function’s work on behavioural risk and financial crime, audit quality, and building capability in the function. Evaluation – The 2020 evaluation of the Internal Audit function was carried out internally. Key stakeholders across the bank, including the GAC members, attendees and the external auditors, provided feedback, identifying areas of particular strength and those for enhancement. The overall findings were positive, and the Internal Audit function was found to be operating effectively with continued improvement in most areas being noted. Certain areas for continued development were identified, including improving bench strength in certain areas and increasing use of analytic tools; progress will be overseen by the GAC.

 MatterContext of discussionHow the committee addressed the matter External auditErnst & Young LLP (EY) has been NatWest Group’s external auditor since 2016, following a tender process carried out in 2014. The GAC has responsibility for monitoring the independence and objectivity of the External Auditor, the effectiveness of the audit process and for reviewing the bank’s financial relationship with the External Auditor and fixing its remuneration. External Audit Reports – EY’s lead audit partner, Jonathan Bourne, reported to the GAC each quarter on the audit related work and conclusions of the External Auditor. This included EY’s view of the judgements made by management, their compliance with International Financial Reporting Standards and their observations and assessment of effectiveness of internal controls over financial reporting. The GAC also received helpful benchmarking information from EY during the course of the year and in particular relating to the accounting treatment of the impacts of the COVID-19 pandemic. The Committee received all communications from EY required by UK auditing standards, SEC and NYSE rules, including 2020 audit quality and transparency reports. Audit Plan and fees – The GAC considered EY’s 2020 plan and thereafter discussed the impact of the COVID-19 pandemic on the external audit. In line with the authority granted to the Committee by shareholders at the 2020 Annual General Meeting (AGM) to fix the remuneration of the External Auditor, the GAC approved the 2020 audit fees including the fee for the 2020 interim results. The Committee received confirmation from the external auditor that the fees were appropriate to enable delivery of the required procedures to a high quality. Annual Evaluation – An internal evaluation was carried out at the GAC’s request to assess the independence and objectivity of the External Auditor and the effectiveness of the audit process during 2020. The GAC members, attendees, Finance Directors of customer businesses and functions and key members of the Finance team were consulted as part of the evaluation. The process assessed the external auditor’s mindset and culture, skills, character and knowledge, quality control and judgement. The evaluation found that the External Auditor was operating effectively and with objectivity. Certain areas for consideration to further strengthen effectiveness were suggested including making greater use of industry knowledge and benchmarking, seeking to reduce the length of formal reports and being more vocal at audit committee meetings. Following the evaluation, the GAC recommended that the Board seek the reappointment of EY as external auditor at the next AGM. FCA Client Asset Rule Opinions – During 2020 the external auditor presented the results of its assurance procedures on compliance with the FCA’s Client Asset Rules for NatWest Group’s regulated legal entities for the year ended 31 December 2019. The GAC also considered the CASS Audit plan for 2020, the findings of which will be reported to the GAC once the audit is complete. External Auditor Report to the PRA – The GAC considered the outcome of EY’s written auditor report to the PRA under supervisory statement SS1/16 for the year ended 2019, noting that the matters identified were already being addressed by management. Audit Partner – Mr Bourne has been EY’s lead audit partner for NatWest Group since the 2016 year-end and will rotate off the audit after the publication of the 2020 financial results. He will be succeeded by Micha Missakian and in preparation for this there has been a transition period in which Micha has observed GAC meetings and met with members of the Committee and management. Audit and non-audit services NatWest Group has a policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy). The GAC reviews the policy annually to ensure it remains fit for purpose. All audit and non-audit services are pre-approved by, or on behalf of, the GAC to safeguard the external auditor’s independence and objectivity. The GAC reviews and approves NatWest Group’s non-audit services policy at least annually. Under the policy, audit related services and permitted non-audit service engagements may be approved by the Chief Financial Officer up to certain financial thresholds. Engagements in excess of these limits require the approval of the GAC chairman. Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held and approval of all GAC members is required. The policy permits the External Auditor to undertake engagements which are required by law or regulation or which relate to the provision of comfort letters in respect of debt issuances by the NatWest Group, provided prior approvals are in place in accordance with the policy. The policy also allows NatWest Group to receive services from EY which result from a customer’s banking relationship, provided prior approvals are in place in accordance with the policy. All such approvals are reported to the GAC bi-annually. During 2020, approval was granted under the policy for the external auditors to undertake one significant engagement which related to a review of regulatory reporting. The GAC was satisfied that the engagement did not impact the External Auditor’s independence. Further details of the non-audit services policy can be found on natwestgroup.com. Information on fees paid in respect of audit and non-audit services carried out by the External Auditor can be found in Note 6 to the consolidated accounts.

 Letter from Morten Friis Chairman of the Group Board Risk Committee “BRC has amended its focus during 2020 to ensure appropriate oversight of the management and mitigation of risks driven by COVID-19.” Dear Shareholder I am delighted to present my first report as Chairman of the Board Risk Committee (the Committee or BRC), a role which I assumed on 1 August 2020. I would like to thank Baroness Noakes for her diligence and dedication throughout her tenure as Chairman of the BRC, for which we are very grateful. I am also pleased to welcome Lena Wilson as a member of BRC. She joined the Committee in August 2020. The BRC has an important role in supporting the Board and overseeing the management of risk, and this report describes how the Committee fulfilled this responsibility during 2020. More detail on the remit of the Committee can also be found in its terms of reference which are reviewed annually and available at natwestgroup.com. 2020 has been an unprecedented period and BRC has amended its focus to ensure appropriate oversight of the management and mitigation of risks driven by COVID-19 whilst continuing to have oversight of the wider risk agenda. The cancellation of prescribed regulatory stress tests and a decision by the Regulator to delay certain other regulatory programmes ensured sufficient focus by BRC on key risk areas throughout the pandemic. This has included the control environment, operational risk and resilience, financial crime, fraud, incident management decisions impacting risk appetite, and the non-financial risks associated with the Government lending schemes and additional support measures. Further information on all the key topics considered by the Committee during the year is provided on the following pages. Part of the BRC’s role is to review reports and regulatory submissions on behalf of the Board and recommend them for approval. Where this is the case, the report on the following pages is annotated with an asterisk (*). COVID-19 headwinds will dominate our operating environment for some time, and I anticipate this will impact much of BRC’s work in 2021. BRC will also continue to focus on financial crime and the delivery of regulatory programmes due in 2021 (LIBOR transition and the Resolvability Self-Assessment) and regulatory stress tests (including the biennial exploratory scenario on the financial risks from climate and the 2021 Solvency Stress Test). 2020 has been an extraordinary year and I would like to thank my fellow Committee members for their continued commitment, support and challenge throughout the year. Morten Friis Chairman of the Group Board Risk Committee 19 February 2021 Membership BRC comprises four independent non-executive directors. The details of the members and their skills and experience are set out on pages 101 to 102. Patrick Flynn is chairman of the Group Audit Committee of which Robert Gillespie and I are also members. Robert is also chairman of the Group Performance and Remuneration Committee (RemCo) and Lena Wilson sits on this Committee. This common membership across Committees helps to ensure effective governance across the committees. Regular attendees at BRC meetings include: the Group Chairman, Group CEO, Group CFO, Group Chief Risk Officer, Group Chief Legal Officer and General Counsel, Group Chief Audit Executive, and the External Auditor. External advice is sought by the Committee where appropriate. Two non-executive directors of NWH Ltd (the ring-fenced bank) attended Committee meetings as observers in their capacity as members of NWH Ltd’s BRC. Meetings of the Group and NWH Ltd’s BRCs share much of a common agenda and are generally run in parallel. Meetings and visits There were eight scheduled meetings of the Committee held in 2020. In addition, three ad hoc meetings were arranged to consider time critical matters such as capital distributions and the impact of COVID-19 on NatWest Group’s risk profile. Meetings have been held virtually throughout the pandemic. Details of meeting attendance can be found on page 104. As in previous years, during 2020, members of the Committee undertook a programme of visits to the Risk, Internal Audit and Finance functions, in conjunction with members of the Group Audit Committee. The Committee also held in-depth meetings on risk reporting. Again, all these meeting were held virtually during 2020. Performance Evaluation The annual review of the effectiveness of the Board and its senior Committees, including BRC, was conducted internally in 2020. The Committee held a dedicated session to discuss its performance. The session was structured around a number of themes: operating rhythm; focus and priorities; effectiveness; and culture and dynamics. The Committee considered that it continued to operate effectively and identified some areas for potential enhancement. In 2021, there will be focus on streamlining and simplification of the Committee through prioritisation; reduction in volume of papers and length of meetings; improvement in paper quality; and an inclusive culture at meetings. The Committee will track progress during 2021.

 Key matters considered by the Committee in 2020

 MatterContext of discussionHow the Committee addressed the matter Control environment BRC continued its oversight of NatWest Group’s control environment, focusing on the impact of COVID-19, major change programmes and strategic initiatives. Transformation – BRC considered progress on the delivery of NatWest Group’s transformation and change programme and its position relative to risk appetite, including investment prioritisation and assessment of the impacts of COVID-19 and associated regulatory forbearance, on the portfolio. BRC placed particular attention on General Data Protection Regulation (GDPR) compliance, payment systems resilience, and work being undertaken to enhance models to meet European Banking Authority (EBA) standards. LIBOR Transition – BRC received reports on NatWest Group’s plans and preparedness for LIBOR transition to new risk-free rates. Consideration was given to the re-plan of LIBOR transition factoring in the impact of COVID-19, and steps being taken by management to assess and quantify potential conduct, litigation and other key risks and drive mitigating actions. Control Environment Certification and oversight – The Committee was provided with updates regarding the control environment ratings of the franchises, functions, Services and legal entities. The Committee considered the impact of crisis management decisions made in response to the COVID-19 crisis on the control environment and measures which had been put in place to ensure that the business could continue to operate safely whilst supporting customers. For 2020, the control environment rating across NatWest Group remained a 3, meaning the required target was not attained. Risk Culture – BRC considered the outcome of an externally facilitated exercise to benchmark progress against NatWest Group’s internal assessment of risk culture, noting areas of strength and actions underway to address issues identified and maximise opportunities, including realignment of a broader culture strategy to NatWest Group’s refreshed Purpose. Subsequently, management reported to the Committee on the new strategic workstream that has been established to link Purpose and Culture and drive a bank-wide holistic approach to culture development, including risk culture. Group-wide risks Regular monitoring of key risks is a pivotal part of BRC’s role both via routine risk reporting and via regular focused reports. Capital and Liquidity –In addition to reviewing the NatWest Group and NWH Ltd ICAAPS* and ILAAPs* as outlined above, BRC carefully monitored the impacts of COVID-19 upon NatWest Group’s capital and liquidity position. BRC received reports on NatWest Group’s approach to capital, liquidity and funding management and risk appetite targets, including double leverage implications and considered the risks associated with capital distribution proposals in advance of Board consideration. Financial crime – Management and oversight of financial crime risk continues to be a key priority of NatWest Group. NatWest Group’s programme to improve and remediate customer due diligence standards and build sustainable processes and controls for the future remains ongoing. BRC received regular updates, including on impacts of the COVID-19 pandemic on progress; revision of the management operating model to provide enhanced focus and oversight; and the return to appetite plan. BRC received reports on the new Enterprise-Wide Financial Crime Risk Assessment process launched in 2020, designed to provide a more dynamic and insightful understanding of financial crime risk profile, and considered the outputs of the first exercise. BRC also reviewed the annual Group Money Laundering Reporting Officer’s Report* and considered risk appetite metrics and performance relative thereto. Operational risk, resilience and cyber security – BRC received regular updates on NatWest Group’s operational risk profile and risk appetite, with a particular focus on resilience through COVID-19, outsourcing, information and change. The Committee considered the bank’s preparation for external regulatory developments in relation to operational resilience and an assessment of preparedness for certain scenarios relating to interconnected risks. In addition, separate updates on information security were reviewed and BRC dedicated time to the consideration of cyber risk, the external threat landscape, and action being taken by management in response. Reports were also received in relation to NatWest Group’s payments risk and control environment and fraud. Conduct and regulatory compliance risk – BRC reviewed conduct risk profile, including impacts of the COVID-19 pandemic and activity underway to improve performance relative to risk appetite. Similarly, it reviewed the regulatory compliance risk profile, including compliance with current regulatory requirements, identification and management of regulatory breaches, and plans to achieve compliance with future regulatory requirements. In particular, BRC oversaw management’s progress in demonstrating compliance with and embedding into business as usual of UK ring-fencing rules and completion of required remediation activity. Credit and Market risk – In addition to reporting on credit and market risk, with a particular focus on COVID-19 impacts, specific updates were received in relation to the non-financial risks associated with COVID-19 Government lending scheme products and additional support measures, including associated controls and assurance testing. BRC also reviewed separate reports on the retail and wholesale credit risk portfolios, which provided the Committee with insight to the portfolio profile, including asset quality, risk management approach and risk appetite.

 MatterContext of discussionHow the Committee addressed the matter Group-wide risks Regular monitoring of key risks is a pivotal part of BRC’s role both via routine risk reporting and via regular focused reports. Model risk management – Models remain fundamental to NatWest Group’s risk management processes and stress testing capability and BRC dedicated time to reviewing progress made by management to deliver improvements to model risk policy and governance. BRC received updates on model risk appetite, the model risk profile and future model risk management enhancements required to ensure the risk can be managed within appetite, noting future model risk challenges which will impact the risk profile from 2020 onwards. Data Management and GDPR - BRC received reports on data management risk profile, including the risk implications of proposed data strategy changes, required to support NatWest Group’s refreshed Purpose-led strategy. BRC considered management’s plans to enhance data management and capability, including updates on the use artificial intelligence and machine learning. The Committee also received regular updates on compliance with GDPR and BCBS239, including the impact of COVID-19 on progress. Financial Risk from climate change – The Committee reviewed NatWest Group’s progress relating to the management of the financial and non-financial risks arising from climate change, including progress made against regulatory commitments. Accountability and remuneration BRC continued to provide oversight over the risk dimension of performance and remuneration arrangements, working closely with RemCo. Accountability – The Committee regularly considered developments in significant material events and investigations. This included resultant accountability recommendations, with the Committee having the ability to advise RemCo on any concerns as to the appropriateness of the recommendations from a risk perspective. Remuneration – The risk and control goals of members and attendees of the NatWest Group Executive Committee (ExCo) were reviewed, with additional focus on underlying objectives for the Group Chief Risk Officer. In addition, the Committee reviewed the risk management performance and Long-Term Incentive performance conditions, pre-grant and pre-vest assessments for ExCo, ensuring fair reflection of risk management performance in award and vesting outcomes. More generally, the Committee made recommendations to RemCo on the NatWest Group bonus calculation, ensuring appropriate consideration of risk management performance. Further detail on how risk is taken into account in remuneration decisions can be found in the Report of RemCo from page 123.

Report of the Group Sustainable Banking Committee Letter from Mike Rogers Chairman of the Group Sustainable Banking Committee “The Committee has played a key role in supporting the Board in the organisation’s purpose-led journey” Dear Shareholder, I am pleased to present my third report as Chairman of the Group Sustainable Banking Committee (the Committee or SBC). Purpose Pillars This year, it was agreed that the Committee’s remit would be amended to focus on NatWest Group’s new Purpose framework and priorities, launched in February 2020 given their strategic importance. While the Board retains ownership of the overall strategic and purposeful direction, it was agreed that the Committee would oversee progress towards achieving NatWest Group’s purposeful commitments and ambitions on behalf of the Board. The refreshed pillars of sustainable banking for 2020 focussed on: Learning & Capability; Climate; Enterprise; Conduct & Ethics; and, People & Culture. This Purpose-focus informed our meeting structure and proved helpful in prioritising matters for which the Committee felt oversight and challenge, on behalf of the Board, was most valuable. In response to the COVID-19 pandemic, the April meeting of the Committee was re-purposed from Learning & Capability to focus on our response to the crisis and our treatment of customers. The Committee’s stakeholder engagement model involves integrated engagement sessions aligned to our pillars of sustainable banking and seeks to bring internal and external voices and challenging perspectives into the boardroom. We will continue to keep SBC’s focus and responsibilities under review. Driving the Sustainable banking agenda Sustainable banking and stakeholder engagement remain of vital importance as NatWest Group continues its transition to becoming purpose-led. With shareholder, regulatory and societal expectations intensifying, embedding sustainable banking principles and targets within NatWest Group’s broader strategic agenda will be critical. By continuing the Committee’s focus beyond traditional environmental, social and governance (ESG) matters we have sought to ensure that the SBC continues to play a forward-looking role. As a Committee we have continued to be reassured by the energy shown by colleagues across the organisation in driving the sustainable banking agenda. 2020 Highlights I am pleased to report that the Committee believe they have played a key role in supporting the Board in the organisation’s purpose-led journey, with the Committee benefitting from focussed discussion on matters such as Climate, Enterprise and our People & Culture. Below are the key discussion points and outcomes from the year: COVID-19 & Customer Treatment The Committee considered how the bank was approaching customer treatment in response to the COVID-19 pandemic. Key topics debated included the organisational response, franchise specific updates from Retail Banking and Commercial Banking, conduct implications, potential future areas of focus and ensuring that our response was aligned to our Purpose. This topic has continued to be re-visited, with particular updates on the COVID-19 response in our Retail, Commercial and Private Banking teams. The sessions provided insights into the ongoing support being provided to customers and plans for continued support as the pandemic’s impact on the economy progresses. Climate The Committee met to consider how we become a leading bank driving the UK’s transition to a low carbon economy, while also tracking broader ESG progress. Topics included progress against the climate risk agenda, future areas of focus and an update on progress against expectations in the UN Principles of Responsible Banking. Areas of debate and challenge included climate innovation, peer comparisons and industry collaboration, as well as the approach to disclosure. The Committee also received a further detailed update on best-in-class climate change action among European banks. We benefitted from external perspective provided by the Green Finance Institute who provided an overview of the relevant science, climate modelling and the case to de-carbonise. Enterprise The Committee has spent time understanding how the bank is approaching becoming the Champion of UK business and removing barriers to ensure everyone has the same opportunity to progress. Against notable disruption of the sector as a result of COVID-19, the Committee sought updates from management on the support being provided to customers and progress against our targets in this area. We discussed opportunities to support our customers across the Retail, Commercial and Private Banking areas, and some of the positive ways the organisation had pivoted to support Enterprise given the challenging climate, including via the Business Builder and Accelerator programmes. External insights from customers were shared with the Committee via recorded customer testimonies and a presentation by one of our Enterprise customers. Conduct & Ethics The Committee considered certain aspects of NatWest Group’s decision-making framework to support its oversight of the safety and soundness of NatWest Group’s commercial decisions. This included spotlights on Ethical Conduct by Colleagues and the new internal ‘Yes Check’. It also considered NatWest Group’s Modern Slavery and Human Rights obligations within the business and supply chain in support of discussion on the organisation’s role in shaping societal responses to these challenges. Areas of focus included measurement of the impact of the updated colleague framework and support, the introduction of a Supplier Charter and the extent of NatWest Group’s responsibilities in relation to Modern Slavery and Human Rights. We benefitted from the external perspectives provided by a speaker from Blueprint for Better Business who shared insights and challenges in relation to ethics and the interplay between organisational ethics and Purpose. People & Culture The Committee, on behalf of the Board, debated how NatWest Group builds an engaged workforce and healthy culture for the future, given the importance of both in supporting NatWest Group’s Purpose. The Committee noted management updates on progress and plans to embed culture, particularly given the impact of the COVID-19 pandemic on colleagues. Further to the Committee discussion, management provided additional peer comparison information to Members in support of the Committee’s role in overseeing Culture. The Committee was provided with a Culture Measurement Report providing insights to understand the status of culture across NatWest Group. The report now follows the ‘Five principles of a purpose driven business’ model and uses Banking Standards Board (BSB) survey results, culture measures, inclusion and wellbeing data. It was noted that there had been some improvement in BSB survey results year-on-year and the Committee acknowledged that progress had been made across culture dimensions in 2020 despite the challenges of the global pandemic. The Committee, on behalf of the Board, considered workforce policies and practices to ensure they are consistent with NatWest Group’s values and support long-term sustainable success. In particular, the Committee reviewed the fair pay charter, and received updates on pay gap reporting and the 5-year inclusion and diversity update report.

Report of the Group Sustainable Banking Committee Membership, Meetings and Escalation Robert Gillespie stepped down from his role on the SBC with effect from 31 July 2020. Thereafter, the Group SBC membership comprised three non-executive directors as members and two non-executive directors from our ring-fenced bank board observing, along with management attendees. More details of membership and attendance at meetings can be found on page 104 of the Corporate governance report. Meetings and escalation mechanisms have not changed since last year’s report. In many cases the Committee and the Sustainable Banking Committee of NatWest Holdings Limited met concurrently. Authority is delegated to Group SBC by the Board and a regular report of the Committee’s activities is provided. The terms of reference are available on natwestgroup.com and these are reviewed annually and approved by the Board. Performance evaluation The annual review of the effectiveness of the Board and its senior Committees was conducted internally in 2020. Overall, the feedback on the Committee was positive and it was agreed that the Committee was operating in accordance with its terms of reference. Areas of focus for 2021 will be to continue to oversee the embedding of Purpose across NatWest Group, consider focus on Customer Service & Experience at the Committee, and ensure appropriate challenge from external speakers. Conclusion In this first year of supporting the embedding of our Purpose, my fellow directors and I have had the opportunity to help shape and oversee NatWest Group’s future sustainable banking strategy and response to these important issues in the context of a challenging year. I want to take the opportunity to thank the Committee members, attendees and presenters for their continued contribution and support in 2020. 2021 presents challenges and opportunities for the sustainable banking agenda as it builds on the progress achieved in 2020 and seeks to support the recovery post-2020. I am looking forward to steering future SBC discussions in such an important area for NatWest Group’s strategy and to reporting on progress next year. Mike Rogers Chairman of the Group Sustainable Banking Committee 19 February 2021

Report of the Technology and Innovation Committee Letter from Yasmin Jetha Chairman of the Technology and Innovation Committee “Technology and innovation are enabling fundamental shifts in the way financial services are delivered. The Committee has had oversight of actions being taken to transform capabilities across the bank.” Dear Shareholder, I am delighted to present my first report as Chairman of the Technology and Innovation Committee (the Committee or TIC). Role and responsibilities During this unprecedented year, TIC has continued to support the Board in overseeing, monitoring and challenging the actions being taken by management in relation to technology and innovation and in doing so giving due consideration to NatWest Group’s purpose. Authority is delegated to TIC by the Board and a regular report of the Committee’s activities is provided to the Board. The terms of reference are available on natwestgroup.com. These are reviewed annually and approved by the NatWest Group Board. Principal activity during 2020 During 2020, TIC priorities were reset to focus on the following key themes: Digitising the Core – TIC has considered actions being taken in relation to existing technology to enhance customer and colleague experience and improve the resilience of IT systems. COVID-19 resulted in NatWest Group having to respond quickly to support colleagues and customers and ensure seamless uninterrupted delivery of all services. The Committee considered how technology has been an enabler throughout the pandemic and how previous investment in the portfolio allowed NatWest Group to react at pace. This included actions taken to allow colleagues globally to work from home where appropriate, and customers to bank safely remotely as well as use data and analytics capabilities to allow NatWest Group to support the Government Loan Schemes, mortgage repayment holidays and loan deferrals. It also highlighted how NatWest Group could collaborate as one-team to deliver digital enhancements, automated solutions and critical changes at pace for customers. NatWest Group’s cloud strategy provides capabilities to support customers and colleagues. TIC discussed the continued development, adoption and practical implementation of the cloud strategy and cloud technologies. It also considered the potential future use and opportunities presented by cloud. Future Ready – Technology and innovation are enabling fundamental shifts in the way financial services are delivered. This has been significantly accelerated due to COVID-19. TIC has had oversight of actions being taken to transform data and technology capabilities and deploy ‘forward-looking’ technology across the bank. It has received updates on the implementation of the One-Bank technology transformation strategy, which includes the consolidation of services and creation of centres of excellence. The Committee considered how technology services are provided from NWH to NatWest Markets and steps being taken to improve NatWest Group’s long-term data capabilities. Collaboration – TIC considered management’s new approach to the operating model overseeing innovation, partnerships and ventures. The framework will provide oversight across NatWest Group, driving alignment and a One-Bank approach. It will promote customer focussed innovation and partnerships and build on the innovation ecosystem that has been established. Ventures – to continue the bank’s journey to introduce new and innovative customer solutions, TIC considered the strategic options to deliver a digital bank. This included the viability assessment for Mettle (our digital banking proposition for small businesses to combine their current account with invoicing, payment chasing and bookkeeping capabilities) and Bó, (our digital bank pilot) and lessons learnt following the decision to close Bó. Innovation – TIC has continued to oversee the development and delivery of NatWest Group’s innovation approach supporting NatWest Group’s long-term strategic priorities. This included an overview of innovation activity underway from seed to scale and how innovation activity aligns to the bank’s broader purpose and strategy. The Committee also considered innovation investment prioritisation and how this has been informed. From a macro perspective, the Committee discussed top technology trends across the industry and areas which had been most impacted by the COVID-19 crisis and considered how NatWest Group might respond to these. TIC also considered emerging skills, capabilities and technologies critical to future success such as data management, greater use of cloud and increased opportunities to partner. External Insights Obtaining an external view of the industry, external trends, developments and competitor activity has been valuable to the Committee. It allows the Committee to better understand both opportunities and emerging threats from continued market disruption. During 2020, Michael Dell (Dell Technologies Inc.) joined the Committee and provided his views on external trends and challenges, including innovation priorities and the technology advances accelerated by COVID-19. Astro Teller, CEO and Captain of Moonshots of Alphabet's Google X, joined the Committee to share more about Google X and his perspectives on emerging and disruptive technologies. Membership and meetings Following Alison Davis’ departure from the Board on 31 March 2020, the Committee is comprised of three non-executive Director members; Frank Dangeard, Patrick Flynn and myself. More details of membership and attendance at meetings can be found on page 104 of the Corporate governance report. The Committee is supported by management and the CEO, Chief Administration Officer, Chief Risk Officer, CFO, Director of Innovation, Director of Strategy & Corporate Development and Chief Technology Officer are all standing attendees. The Committee held three scheduled meetings during 2020. An ad hoc meeting was also convened to consider the viability assessment of the Mettle and Bó propositions. All meetings were convened virtually. Details of meeting attendance can be found on page 104 of the Corporate governance report. Performance evaluation The Committee held a dedicated session to discuss its performance. The session was structured around themes, including effectiveness; focus and priorities; operating rhythm; and escalation. The Committee considered that it continued to operate effectively and act in accordance with its terms of reference. It agreed that in the coming year it would focus on digitisation of the core; transformation of data and technology capabilities; and ventures, partnerships and innovation. There would be deep dives on specific topics to support more focussed discussion. The Committee will track progress on the outcomes of the evaluation during 2021. Conclusion I am delighted to chair this Committee as it continues to support the Board in an area critical to the bank’s future strategy. Together with my fellow directors, we will retain our focus on monitoring the future technology and innovation landscape and its impact on NatWest Group. The Committee will continue to shape opportunities arising from management’s response to both threats and opportunities that align with NatWest Group’s purpose. I want to take the opportunity to thank the Committee members and attendees for their direction, enthusiasm and support in 2020. In particular, I would like to thank Alison Davis, my predecessor, for chairing the Committee since it was established in 2017. Her strong technology and innovation knowledge and experience provided great benefit to the Committee throughout her tenure. I would also like to thank Lena Wilson who stepped down from the Committee in March 2020. Yasmin Jetha Chairman of the Technology & Innovation Committee 19 February 2021

[LOGO]

 We recognise that the construct has some unique features which require explanation. Engagement with stakeholders, therefore, continued during 2020. Some investors highlighted that disclosing greater detail on the factors leading to LTI outcomes would be welcomed. As a result, the pre-grant disclosures in this report for performance year 2020 have been expanded with ratings to give an indication of the extent of over or underperformance against targets. I hope this enables shareholders to better understand our deliberations for this year and in future. Executive director pay for 2020 Alison Rose Ms Rose’s salary and pension was unchanged over the year while her fixed share allowance (FSA) was reduced from £1,100,000 to £673,922, as a result of her decision in April 2020 to forgo 25% of her total fixed pay for the rest of the year. NatWest Group made a comparable donation to the NET Coronavirus Appeal. While Ms Rose confirmed in April 2020 that she did not wish to receive a 2021 LTI award, the Committee was still required to assess her performance over the year. The Committee also agreed that, while it did not intend to grant Ms Rose a 2021 LTI, in line with her request, it was important to agree a notional 2021 LTI award for her, in order to assist with future benchmarking. The Committee agreed that Ms Rose’s first full year as CEO had been highly impressive. The effective launch of NatWest Group’s purpose-led strategy was a particular highlight. Ms Rose had displayed strong leadership and energy in helping to navigate the business through a remarkably challenging year, with significant progress having been made on key strategic priorities, including the implementation of the ‘one bank’ transformation programme and strengthening her executive team through internal and external hiring of talent. Against the pre-set 2020 performance targets, underlying financial performance was deemed very respectable, despite the impact of COVID-19 on full year results, and there had been progress on customer scores. People scores performed very strongly in a difficult year for colleagues and the new climate-related targets were all met. Understandably, the enterprise target relating to the creation of new businesses had not been achieved due to the pandemic, but a switch to support existing customers had been effective with 6.4m interventions aimed at helping customers survive and thrive throughout the pandemic having been logged. The risk control environment was one area where performance had not improved sufficiently to meet the target. Full details of the 2020 performance assessment for executive directors can be found on page 139 to 142. An assessment of performance against the pre-set and unadjusted 2020 performance targets resulted in a recommended LTI award level of £1,450,000, or 75% of Ms Rose’s maximum LTI award level. This grant was then subject to an overall pay restraint reduction of 38% to reflect the impact of COVID-19, resulting in a notional LTI award of £899,000 for Ms Rose, or 47% of her maximum LTI award level. Ms Rose had already indicated that she did not wish to accept an LTI award for this year and accordingly no award will be made. Katie Murray Ms Murray’s fixed pay remained unchanged during 2020. Ms Murray’s performance was assessed against the same core goals that applied to Ms Rose. The performance of the Finance function was also taken into account. The Committee agreed that Ms Murray had performed strongly during 2020. Highlights included management of crucial parts of the COVID-19 agenda, especially management of the capital, liquidity and funding plans, and delivery of annual cost reductions in line with target. There had also been improved management of investor engagement with positive feedback received. Ms Murray had also made a significant contribution to progress on key strategic priorities and had demonstrated excellent leadership, with good progress having been made on transforming the Finance function, its executive team and its inclusion agenda. An assessment of performance against the pre-set and unadjusted 2020 performance targets resulted in a recommended LTI award level of £1,100,000, or 73% of Ms Murray’s maximum LTI award level. This grant was then subject to an overall pay restraint reduction of 38% to reflect the impact of COVID-19, resulting in a LTI award for 2020 of £682,000, or 45% of her maximum LTI award level. The impact of these decisions against maximum levels is shown below. Executive directors also entitled to benefits in line with the policy, as detailed later in this report. Had Ms Rose not indicated that she would not accept an LTI award for 2020 her total compensation excluding benefits would have been £2,783,000. Looking ahead, no changes are proposed to remuneration levels for executive directors in 2021, while salaries for the wider workforce will be increased by around 2% on average. In making increases across the wider workforce, the majority of the funding is targeted to our more junior colleagues. 2018 LTI award vesting outcome Ms Rose received an LTI award in 2018 while CEO of Commercial & Private Banking. The pre-grant assessment of performance over 2017 led to a reduction of 13.33% from the maximum award level. Ms Murray was on a different remuneration construct at that time and did not receive a 2018 LTI award. The Committee undertook the pre-vest assessment at the end of 2020. It operates as a ‘look back’ to the performance year for which the award was made so we can consider whether anything has come to light since the grant that would change our original view of performance. A structured set of questions and evidence factors were used to guide discussions on whether we correctly assessed performance for 2017 and whether any further adjustment should be made prior to vesting. From the analysis, three areas were identified for further investigation covering share price, customer and risk performance. In considering the underperformance of the share price since 2017, we did not believe this was due to factors within management’s reasonable control. The reduction in our share price showed a clear correlation with other large UK banks over the period. While customer NPS had declined in three of the six areas since 2017, this was primarily due to management actions in subsequent years and had been accounted for in adjustments to the relevant LTI awards. Therefore, we did not believe any further adjustments were necessary for these areas.

 Turning to risk, there had been no decline in performance but the expected improvement in the control environment rating had not been attained in subsequent years as the progress envisaged on Customer Due Diligence and associated matters (CDD) had not been achieved. As a result, the Group Board Risk Committee (BRC) recommended that the Committee consider making a pre-vest adjustment to Ms Rose’s 2018 LTI award using the Risk & Control underpin. The Committee was advised that management had not fully appreciated the scale and complexity of the challenges relating to the remediation of CDD during 2017. While Ms Rose was not primarily responsible for the 2017 CDD remediation plan, she had associated responsibility as the CEO of one of the franchises in which remediation was required. The Committee agreed that this should result in a 5% pre-vest reduction on Ms Rose’s original maximum LTI award level. We have also made a pre-vest reduction of 7.5% of maximum to Ross McEwan’s award in relation to the same issue. The reduction in Mr McEwan’s 2018 LTI award was greater than Ms Rose’s as he was considered to have had supervisory oversight responsibility. Full details of the pre-vest assessment for both Ms Rose and Mr McEwan can be found on page 139. 2018 LTI award to Alison Rose MaximumGrantedShares to vest Shares564,122488,906460,700 Value£1.5m£1.3m£0.65m The £0.65m value reflects both an aggregate reduction of 18.33% of the maximum LTI award level for Ms Rose across pre-grant and pre-vest stages and also the fall in the share price over the performance period. While the performance cycle has completed, the shares from the 2018 LTI award will vest in tranches up to 2025 and remain subject to retention and malus and clawback provisions to ensure recipients maintain a long-term focus in their decision-making. Executive pay in a market context The Committee receives annual updates that compare executive remuneration at NatWest Group to a broad peer group, consisting primarily of UK and overseas-based banks but also some insurers. A further comparison is made against the FTSE30. The latest analysis shows that CEO target total compensation at NatWest Group remains at the lower quartile of the FTSE30 and is also at the lower end of the main UK banks. The position against the broad peer group is around median. The CFO is positioned slightly higher against the market with target total compensation at median against the FTSE30 but again at the lower end of the main UK banks. The position against the broad peer group is above median. Approach to windfall gains This has been a focal point for shareholders in 2020 due to share prices being highly volatile and we have given the matter a great deal of thought. Over an executive’s tenure it is likely that there will be some years where awards will be granted at times when the share price appears low compared with the long-run trend and other times where the opposite will occur. The key principle here is alignment with shareholders and our heavily share-based construct, with shares granted at different prices over the years, already creates close symmetry with market movements in either direction. The LTI awards granted in March 2020 were made at a time when the true impact of COVID-19 was just beginning to emerge. The share price fell significantly after the grant was made before recovering some of that ground by the end of the year. I wrote to our major shareholders before the AGM confirming that the Committee would consider any potential windfall gains prior to vesting and would use its discretion where appropriate. After considering a number of options, we continue to believe that assessing windfall gains prior to vesting, rather than at grant, is the optimal time to consider any adjustments. In order to help guide our judgement in these circumstances, and to reassure shareholders that there is rigour involved, a framework has been implemented to assess whether windfall gains have arisen over the period from grant to vest and the factors to consider in making any adjustments. For the 2021 LTI award this framework ensures the following factors are taken into account: the level of the grant price in comparison to pre COVID-19 levels; the level of share price appreciation (if any) over the period up to vest; consideration of whether share price appreciation was unique to NatWest Group and indicative of strong management performance; and whether any reduction had been applied to award levels at pre-grant. On the final point above, as set out earlier in this letter, the 2021 LTI award levels were significantly reduced to reflect the impact of COVID-19. The significant reductions applied prior to grant will, in line with the framework, be an important factor in determining whether any windfall gains have arisen prior to vesting. Other workforce considerations Fairness The Committee continued to review remuneration arrangements for the wider workforce during the year and worked closely with the Sustainable Banking Committee. A decision was taken to introduce a Fair Pay Charter for NatWest Group, which is based around ten key principles and builds on the existing elements of our fair pay approach. It is pleasing to see that the number of colleagues at NatWest Group who believe they are paid fairly increased again during 2020, to a level significantly above the Global Financial Services Norm. In the UK, our rates of pay continue to exceed the Living Wage foundation benchmarks. For our major hubs outside the UK, we continue to pay above the minimum and Living Wage rates in the Republic of Ireland as well as exceeding the minimum wage benchmarks in India and Poland. Gender and ethnicity The Committee considers gender and ethnicity pay gap metrics to be another important indicator and full details can be found in the Strategic report and on natwestgroup.com. This is the third year that we have published ethnicity pay gap information on a voluntary basis. We are confident that colleagues are paid fairly, and policies and processes are kept under review to make sure this continues to be the case. Financial wellbeing We also discussed the financial wellbeing of colleagues. Following a successful campaign over the last two years, the number of colleagues saving nothing for life after work has reduced by 13% and pension contributions have increased by over £31 million. Colleagues have access to a range of flexible benefits and in certain jurisdictions they can choose to join one of our employee share plans. The Committee agreed to the extension of our popular Sharesave plan to Poland and India for the first time. Engaging with colleagues I enjoyed attending another meeting with the Colleague Advisory Panel (CAP) during the year, which provides direct engagement between colleagues and Board members. I provided the CAP with an update on our approach to executive director remuneration and how it aligns with the wider company pay policy. Feedback was positive with members stating that the principles behind executive director pay were clear and fair. In addition to the commitment to maintain workforce pay at the outset of COVID-19 and not to place colleagues on furlough, measures were put in place to enable colleagues to work safely and productively, including home working support. A virtual GP service was also introduced together with a guided suite of wellbeing programmes to help support mental health. Steps were also taken to maintain internships and NatWest Group did not cut any apprenticeship programmes during 2020. Looking ahead NatWest Group will shortly publish an Environmental, Social and Governance (ESG) report, to provide additional information on ESG issues to investors, regulators, customers, suppliers, colleagues and other stakeholders. The report will be available on natwestgroup.com. Along with the Fair Pay Charter, this provides a further platform for us to explain how various aspects of wider workforce remuneration provide a link between culture, pay and ESG.

 The Committee has also approved targets for executive remuneration to support the updated strategic goals, with new measures on financial capability and return on equity. ESG measures form an integral part of our LTI goals. For 2021, there are targets related to our climate ambitions as well as supporting enterprise and building financial capability, aligned with our purpose. Response to shareholder feedback Priority areas have been identified for the first time to provide increased transparency to shareholders on the goals considered to be key deliverables for the year. This is intended to address stakeholder feedback on the level of discretion afforded to the Committee under our LTI construct. Together with the new ratings that have been introduced to indicate the extent of over or underperformance against targets, this will provide additional insight into how the Committee viewed performance over the year and the factors it regarded as having more of a bearing on executive pay decisions. The priority areas for 2021 include financial and risk performance as well as measures related to climate, enterprise, customers, shared purpose and culture. The revised remuneration requirements under the fifth Capital Requirements Directive (CRD V) will be another focus for the Committee during 2021. It will bring about some changes to remuneration arrangements for Material Risk Takers, including extending the minimum deferral period from three to four years for variable pay awards. I hope this letter and the rest of the report will help to explain the Committee’s approach to pay decisions for the year and why we believe these strike an appropriate balance. I would like to thank my fellow Committee members and all the stakeholders who provided valuable input during a most challenging and unusual year and look forward to our continued engagement in 2021. Robert Gillespie Chairman of the Group Performance and Remuneration Committee 19 February 2021

 What are the principles behind the executive directors’ remuneration policy? How will executive directors be paid for the 2021 performance year? Pay elementCEOCFOAdditional information

 Aligning wider workforce and executive pay Certain colleagues depending on location, grade or role Senior executives only Base salary and pension funding Benefits and share plans Role-based allowances Annual bonus LTI awards Base salary is intended to provide a competitive level of fixed cash remuneration. Base salaries are reviewed annually and reflect the talents, skills and competencies that the individual brings to the business. Colleagues are provided with additional funding which they can use to save in one of the company’s pension schemes. Colleagues in the UK receive pension funding at 10% of base salary, which is the same rate that applies to executive directors. Rates in other locations reflect local market practice. Individuals can access a range of flexible and competitive benefits. Benefits offered include private medical cover, dental cover, personal accident insurance, life assurance and critical illness insurance. Some colleagues receive funding which they can use towards the cost of benefits or take as cash. Individuals in some jurisdictions can also participate in one or more of the company’s share plans. This provides them with an efficient way to buy NatWest Group plc shares and aligns their interests with shareholders. Role-based allowances reflect the skills and experience required for certain roles. They form an element of fixed remuneration for regulatory purposes and are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are released in instalments over a three-year retention period. The purpose is to support a culture where individuals are rewarded for superior performance. The annual bonus pool is based on a balanced scorecard of measures including Finance, Risk, Customer and People & Culture measures. Allocation from the pool depends on performance of the business area and the individual. Awards are made in cash and/or shares with larger awards paid out over several years. Where appropriate, awards can be adjusted or cancelled through malus and clawback. LTI awards encourage the creation of a sustainable business. Executive directors and certain members of senior executive committees receive LTI awards rather than annual bonus. Awards are delivered entirely in shares based on progress against the scorecard of Finance, Risk, Customer and People & Culture measures, aligned with our purpose. Awards vest in equal tranches across years 3 to 7 following grant, followed by a 12-month retention period, and can be adjusted through malus and clawback. LTI participants are also subject to shareholding requirements. Fixed Pay Variable pay All colleagues

 Listening to colleagues There is a well-developed process in place to listen to the views of the workforce. This provides opportunities to improve by assessing colleague sentiment and checking progress in making NatWest Group a great place to work. * References to “colleagues” here includes all employees and, in some instances, it also captures other members of the wider workforce, for example, contractors and agency workers. Supporting colleagues throughout the COVID-19 pandemic From the outset, supporting colleagues has been a priority and a summary of the measures put in place is set out below: NatWest Group did not furlough any colleagues during 2020. Pay was protected until the end of September regardless of the need to take time off for COVID-19 related illness, dependants care, isolation or childcare. Steps were taken to ensure all physical distancing and protective measures were in place, including the use of static desks, recommendations on the use of face coverings and thermal imaging where appropriate. A commitment was made to pay expenses incurred to travel to work if normal public transport was disrupted or not safe. Home working was quickly made available to over 50,000 colleagues, who could also request equipment to work from home effectively. A virtual GP service was made available, allowing colleagues to access a doctor 24 hours a day. Silvercloud was launched, which contains a guided suite of wellbeing programmes to help support mental health. NatWest Group maintained all its internships and did not cut any apprenticeship programmes during 2020. Support continues for colleagues through a comprehensive employment policy suite. In particular, there are competitive leave and sickness absence policies, where all COVID-19 sickness absences continue to be fully paid. Further details on NatWest Group’s broader response to the pandemic and support for colleagues can be found in the Strategic report.

 Our approach to reward and fairness Reward is an important part of the colleague proposition at NatWest Group contributing to making colleagues feel valued, respected and recognised for the work that they do. Fair reward is one of the key things that NatWest Group is committed to in order to provide a great place to work for everyone. This means NatWest Group will pay colleagues fairly for the job they do and be clear on how they can make their pay and benefits work for them. This is underpinned by the Group’s Reward Policy – a global framework for the design of remuneration programmes in NatWest Group. The objective is to deliver reward in a way that is aligned to the current and future needs of the business, enabling managers to use reward as a business tool alongside other people initiatives. Our Fair Pay Charter Principles to support fairness for all our colleagues Financial Wellbeing Recognition Fixed Pay How do we define Reward? Benefits Variable Pay Saving for life after work The Our View survey compares responses to questions from colleagues at NatWest Group against the position in other companies, known as the Global Financial Services (GFS) Norm. The 2020 results show that sentiment on reward, benefits and recognition continues to be good. All areas are above the GFS Norm, significantly in some cases. The Total Reward category and three of the five specific questions improved during the year. Our View survey2020 favourable scoreVersus 2019Versus GFS Norm

 A great place to work In order to create a great place to work for everyone, NatWest Group is committed to providing: a fulfilling job; excellent development; fair rewards and great leadership; underpinned by a healthy and inclusive workplace where colleagues can be themselves. A fulfilling role in a great team A challenging but rewarding job where colleagues have the tools to succeed and a sense of direction and purpose Fair rewards Paying colleagues fairly for the work they do and being really clear on how they can make their pay work for them A healthy and inclusive environment Excellent development Help to build the capabilities needed to thrive and do a great job (both now and in the future) Great leadership Equipping all managers to give their teams the support and leadership they need to thrive Alignment with executive pay Targets to support building the capability of colleagues, strengthening culture and building a diverse workforce with an inclusive environment are part of the measures that impact the pay awarded to executive directors. See pages 139 to 142 for further details.

 Highlights of building a healthy and inclusive workplace in 2020Recognition Launched the NatWest Group Learning Academy to assist with learning in areas such as being purpose-led, climate and diversity & inclusion. Wellbeing hub created to support colleagues through COVID-19. Mandatory mental health awareness module for line managers. Creation of a Racial Equality Taskforce setting out new targets and commitments and help for teams to talk about racism. Developed a new mandatory learning module called ‘inclusion with purpose’ to help to educate on bias, power and privilege and micro aggressions to support behaviour change. Promoted greater ESG awareness for colleagues with tools on the intranet and a travel and home carbon calculator. Hosted our 2nd Disability Conference in Scotland in collaboration with the Business Disability Forum. Founding partners and category sponsor for the 2020 British LGBT Awards. Greater focus on financial wellbeing, with initiatives targeted at encouraging colleagues to save more for life after work. Met Hampton-Alexander and Parker Review Board requirements on gender and ethnicity. Won the 2020 REBA Wellbeing Award for Best Approach to Long-term Financial Wellbeing Founding signatory to HMT’s Women in Finance Charter Signatory to the UN Women Empowerment Principles A Times Top 50 Employer for Women (since 2005) Rated in the top organisations in Bloomberg’s Global Gender Equality Index Ranked Leader level in Govt.’s Disability Confident Scheme Rated Gold in the Business Disability Forum benchmark Founding signatory of UK Govt.’s Race Equality Charter Named as a Top 10 Outstanding Employer in the Investing in Race and Ethnicity 2020 Ethnicity 100+ list Top Global Stonewall Employer since benchmark’s inception Signatory to the UN Principles for Responsible Banking and 2030 UN Sustainability Development Expert Level in the Scottish Carer Positive campaign Ranked Top 5 overall in the McKenzie-Delis Packer Review Working Families UK Best Practice Awards (2020/2019) Diversity in Finance Awards (2020): Initiative of the Year and Championing Social Mobility Further information on NatWest Group’s approach to culture, developing colleagues and inclusion can be found in the Strategic report. Pay gaps and pay ratio disclosures The latest gender and ethnicity pay gap reporting for NatWest Group together with the steps being taken to address the position can be found in the ‘Our Colleagues’ section of the Strategic report and on natwestgroup.com. The CEO to employee pay ratios and further information on remuneration for the wider workforce can be found later in this report.

 How executive remuneration is linked to NatWest Group’s ESG approach and purpose In addition to financial targets, the 2020 performance goals used to determine variable pay for executive directors included a range of ESG measures. These were set to reflect the new strategy and key focus areas of Climate, Enterprise & Learning. New goals were created around climate (‘to be a leading bank helping to address the climate challenge’), enterprise (‘new business creation irrespective of gender, background or geography’) and people targets were focussed on shared purpose and building the capability of colleagues. The Blueprint for Better Business (BfBB) framework was used to complement the existing balanced scorecard. The ESG goals and measures for 2020 are set out below with details of the performance assessment against the targets on page 139 to 142. Purpose and BfBB alignmentPerformance goals2020 performance measures for 2021 LTI awards A guardian for future generations. E Honest & fair with customers and suppliers. A good citizen. A responsible and responsive Semployer. Has a purpose which delivers long-term sustainable Gperformance. To be a leading bank helping to address the climate challenge. Meaningful increase in customer advocacy. Build trust with our customers. Creation of new businesses. Build the capability of colleagues to realise their potential. Build up and strengthen a healthy culture. Embed our shared purpose across the business and brands. Develop a diverse workforce and inclusive environment. Maintain a robust control environment. Material progress towards desired risk culture. Run a safe and secure bank. Progress towards climate positive operations by 2025. Increase funding and financing for climate and sustainable finance. Set sector specific targets for emissions reduction. Achieve targets for Net Promoter Scores across top 5 customer journeys. Achieve improved net trust scores for NatWest and Royal Bank of Scotland. Creation of new businesses, ensuring everyone has the same opportunity to progress irrespective of gender, background or geography. Achieve the capability targets. Achieve the culture targets based on the Banking Standards Board assessment. Achieve the shared purpose targets. Progress on the number of women across the top three layers and number of Black, Asian and Minority Ethnic UK employees in the top four layers of NatWest Group. Achieve the inclusion targets. Achieve or maintain an effective control environment rating. Effective management of compliance with ring-fencing rules. Achieve or maintain a ‘systematic’ risk culture rating. Achieve CET1 ratio target for NatWest Group and NWH Group, with appropriate repatriation of capital to NatWest Group.

 Complying with the UK Corporate Governance Code (the ‘Code’) The table below supplements other information in this report in order to evidence compliance with Code requirements. The Committee continues to monitor and reflect on best practice when developing remuneration practices for NatWest Group. ProvisionNatWest Group approach to compliance A formal post-employment shareholding requirement was introduced for executive directors under the 2020 Post-employment shareholding requirement Pension rate aligned with the wider workforce Review workforce remuneration and alignment with culture Consider factors such as clarity, simplicity, risk, predictability, proportionality and alignment to culture when determining the policy Engagement with colleagues Discretion Malus and clawback policy, in order to fully comply with the Code and the Investment Association’s Principles of Remuneration. The requirement will apply for two years at a level equal to the lower of the shareholding requirement immediately prior to departure or the actual shareholding on departure. Procedures are in place to assist with the enforcement of the requirement, as described in the policy on the next page. The pension rate for executive directors has been aligned with the rate applicable to the wider workforce in the UK, currently 10% of base salary. The Committee considers a range of information on the broader workforce, for example, the Group-wide remuneration policy principles, annual pay outcomes including diversity information across the workforce, bonus pool allocations, the deferral policy, and the annual Sharesave offer for colleagues. Culture is part of a suite of measures used to assess progress in building a healthy and inclusive workplace and performance against culture targets directly impacts the variable pay of both senior executives and other colleagues. The governance of culture is clearly laid out with specific Senior Management Function roles having defined accountabilities, which is taken into account in their pay decisions. The Committee works closely with the Group Sustainable Banking Committee (SBC), which has a specific focus on people and culture. The decision to remove front-line incentives for large numbers of colleagues in recent years, in order to align with the desired culture, was something that both committees supported. In 2020, the committees held a joint session to review wider workforce remuneration focusing on the areas of colleague recognition, fair pay and financial wellbeing. Having a simplified construct for executive directors, with only one form of variable pay, was one of the main intents behind the current policy. The majority of the remuneration is share-based, creating clear alignment with shareholders. There is clarity for executives, by having performance conditions that they should reasonably be expected to achieve, and detailed disclosure to provide transparency for shareholders. Risk is taken into account at various stages of the performance assessment, supported by the use of underpins. Malus and clawback provide further tools to deliver risk-adjusted performance. The LTI construct is based on lower maximum award levels compared to typical market practice and reasonable performance expectations, which helps to create more predictable outcomes and encourage safe and secure growth. Variable pay cannot be awarded above the level of fixed pay which is considered to be a restrained and proportionate approach to executive remuneration. Any variable pay awarded is subject to the achievement of performance against strategic goals and delivered over a long time horizon. As set out above, culture is part of a balanced scorecard that is used to assess performance, and this includes consideration of both what has been achieved and how it has been achieved. The CAP provides a formal mechanism for engagement between the workforce and Board members. The Committee Chairman meets with the CAP each year to discuss executive remuneration and its alignment with the wider pay policy. The Chairman of the CAP is also a member of the Committee. If the CAP expresses any concerns on pay matters these would be raised with the Committee. Further information on the CAP and how colleagues’ views are taken into account is set out earlier in this report. Discretion can be applied under the company’s share plan rules where appropriate and the Committee has applied downwards discretion in the past, and also again this year, to LTI outcomes. Discretion is only used to ensure a fair outcome for the director and for shareholders and any use of discretion will be disclosed. When assessing performance, the Committee can exercise its judgement to determine the appropriate vesting of LTI awards, supported by the application of underpins, which helps to avoid any potentially unintended outcomes that might arise from the application of formulaic performance criteria. The Committee also has discretion to make minor amendments to the directors’ remuneration policy to reflect changing legal or regulatory requirements, provided there is no material advantage to the directors, and can also use discretion to apply malus and clawback to LTI awards. Malus allows the amount of any unvested variable pay awards to be reduced, potentially to zero, prior to payment. Clawback allows for recovery of variable pay awards that have already vested. The circumstances in which NatWest Group may apply malus or clawback include: conduct which results in significant financial losses for NatWest Group; the individual failing to meet appropriate standards of fitness and propriety; an individual’s misbehaviour or material error; NatWest Group or the individual’s business unit suffering a material failure of risk management; and for malus and in-year bonus reduction only, circumstances where there has been a material downturn in financial performance. The above list of circumstances is not exhaustive and NatWest Group may consider any further circumstances as it deems appropriate.

Directors’ remuneration policy Remuneration policy for executive directors The remuneration policy was approved at the AGM on 29 April 2020 and will apply until the 2023 AGM unless changes are required. There are no changes requiring shareholder approval at this time. The table summarises the key features of the policy. In the event of any conflict the approved policy, which can be found under the Governance section of natwestgroup.com, takes precedence over the information set out below.

Directors’ remuneration policy Remuneration for the Chairman and non-executive directors Other policy elements for directors ProvisionOperation Recruitment policy Notice and termination provisions A Boardroom Inclusion Policy is in place which aims to promote diversity and inclusion in the composition of the Board. The framework aims to ensure NatWest Group can attract, motivate and retain the best talent and avoid limiting potential caused by bias, prejudice or discrimination.The policy on the recruitment of new directors aims to be competitive and to structure pay in line with the framework applicable to current directors, recognising that some adjustment to quantum within that framework may be necessary to secure the preferred candidate. A buy-out policy exists to replace awards forfeited or payments foregone, which is in line with regulatory requirements. The Committee will minimise buy-outs wherever possible and ensure they are no more generous than, and on substantially similar terms to, the original awards or payments they are replacing. Executive directors As set out in executive directors’ service contracts, NatWest Group or the executive director is required to give 12 months’ notice to the other party to terminate the employment. There is discretion for NatWest Group to make a payment in lieu of notice (based on salary only) which is released in monthly instalments. The executive director must take all reasonable steps to find alternative work and any remaining instalments will be reduced as appropriate to offset income from any such work. Chairman and non-executive directors The Chairman and the non-executive directors do not have service contracts, they have letters of appointment. They do not have notice periods and no compensation would be paid in the event of termination of appointment, other than standard payments payable for the period served up to the termination date. Under the Board Appointment Policy, non-executive directors are appointed for an initial term of three years, subject to annual re-election by shareholders. At the end of this initial term, a further three-year term may be agreed. Non-executive directors may be invited to serve beyond six years, up to a maximum tenure of nine years. The Chairman is not subject to the Board Appointment Policy but is subject to the requirements relating to the maximum tenure period for chairs under the Code. All directors stand for annual election or re-election by shareholders at the company’s AGM. Howard Davies - 14 July 2015 Frank Dangeard – 16 May 2016 Yasmin Jetha - 21 June 2017* Alison Rose - 1 November 2019 Patrick Flynn – 1 June 2018 Mike Rogers – 26 January 2016 Katie Murray - 1 January 2019 Morten Friis – 10 April 2014 Mark Seligman – 1 April 2017 Robert Gillespie – 2 December 2013 Lena Wilson – 1 January 2018 Legacy arrangements Treatment of outstanding share plan awards on termination * Yasmin Jetha’s first appointment to the Board following which she stepped down in 2018 to serve solely as a director of key entities in preparation for the ring-fencing regime before re-joining the Board on 1 April 2020. NatWest Group can continue to honour any previous commitments or arrangements entered into with current or former directors that may have different terms, including terms agreed prior to appointment as an executive director. On termination, share awards will be treated in accordance with the relevant plan rules as approved by shareholders. LTI awards normally lapse on leaving unless the termination is for one of a limited number of specified good leaver reasons. Under the remuneration policy approved by shareholders at the 2017 and 2020 AGMs, LTI awards made in 2018 onwards will be pro-rated for the period worked prior to grant but following grant no further pro-rating will be applied to good leavers. No pro-rating after grant is fundamental to the LTI construct and allows for a fair level of value to be delivered to the executives whilst having significantly lower maximum variable pay levels compared to peers. NatWest Group operates an LTI only construct, whilst peers also offer annual bonus awards (which typically are also not subject to pro-rating after grant). Without the removal of pro-rating, executives at NatWest Group could potentially receive no variable pay for the year of joining, in line with regulatory requirements, or in the final year of employment. The main emphasis of the performance assessment is normally on the pre-grant test, which means the award has already been ‘earned’ to a large extent by the time of grant. The removal of pro-rating creates higher levels of shareholding for up to eight years post departure meaning executives can be held accountable for, and are financially exposed to, the long-term consequences of their actions, including through malus and clawback.

 Where indicated in the margins with a bracket, information is within the scope of the independent auditor’s report. Single total figure of remuneration for executive directors for 2020 2020 2019 2020 2019 £000 £000 £000 £000 Notes: Fixed remuneration for 2019 reflects a part-year position for Ms Rose as she joined the Board on 1 November 2019. The fixed share allowance is based on 100% of salary and, as part of fixed remuneration, is not subject to any performance conditions. In April 2020, Ms Rose announced she would forgo 25% of her fixed pay for the rest of the year. This was achieved through a reduction of £426,078 to her fixed share allowance. NatWest Group made a comparable donation to the NET Coronavirus Appeal. Includes standard benefit funding for all at £26,250 per annum. In addition, Ms Rose received travel assistance in connection with company business (£23,029) and an upgrade to the existing home security system (£31,793) with Katie Murray also receiving travel assistance (£3,952) and home security arrangements (£16,939). The executive directors receive a monthly cash allowance and can choose to participate in the company’s defined contribution pension arrangements. The 2020 value for Ms Rose relates to an LTI award granted in 2018, prior to becoming an executive director. The pre-vest performance assessment has now taken place as set out on the next page. No discretion was exercised by the Committee as a result of the share price changing over the performance period. The estimated value above for Ms Rose is £850,000 lower than the maximum award available in 2018 (£1.5m). Of that reduction, £275,000 is due to adjustments under the pre-grant and pre-vest performance assessments and the remaining £575,000 is as a result of the fall in share price over the period. No dividend equivalents were paid on the award prior to vesting. Ms Murray did not receive an LTI award in 2018 due to being on a different remuneration construct at that time. Scheme interests – LTI awards granted during 2020 Note: Conditional share awards were granted equating to c.136% of base salary for Ms Rose and c.147% of base salary for Ms Murray. The number of shares was calculated taking into account performance and the maximum potential award for each individual. The award price of £1.701 was based on the average share price over five business days prior to grant. Subject to the pre-vest assessment, these awards will be eligible to vest in equal amounts between years 2023 and 2027. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

 2018 LTI award - Pre-vest performance assessment framework LTI awards were made in early 2018 following an assessment of performance over the 2017 financial year. In accordance with the LTI construct, the Committee has undertaken a further review of performance for 2017 to consider whether anything has come to light which might call into question the original award. Any indication of underperformance is reviewed to assess whether it would be appropriate to make a reduction. The process that has been followed to determine whether sustainable performance has been delivered for the 2018 LTI award is set out below. An assessment of performance was provided by internal control functions and PwC provided an independent view to the Committee. Pre-vest test for 2018 LTI award - when looking back to performance for 2017, and ‘knowing what we know now’, has NatWest Group: Core questions Evidenced by Remained safe and secure, taking into account financial results and the capital position? Been a good bank for customers taking into account customer and advocacy performance? 4. Operated in a way that reflects its stated values? Has NatWest Group breached a minimum capital ratio over the period? NO No material deterioration but expected improvement to CEC2 rating not consistently achieved in subsequent years. NO Scores improved consistently since 2017. NO Engagement Index has increased steadily since 2017. Has there been a material fall in the NatWest Group share price over the period? Has Net Promoter Score (NPS) fallen across the business? Have there been indicators of a material deterioration in the risk culture or profile, taking into account annual assessments by the Risk function and the BRC? Has the BSB survey position fallen materially? Have colleague engagement scores fallen materially? YES The share price has fallen by just under 40% since the end of 2017. YES NPS has fallen since 2017 for three out of the six targeted customer areas. YESNO Where the answer is ‘Yes’, three further questions have been considered: Is the underperformance due to factors within management’s reasonable control in the circumstances? Can the underperformance be linked back to the performance year to which the award relates, rather than performance developments since? Is it appropriate to reflect the underperformance in the current pre-vest test (i.e. if the underperformance has not been adequately reflected in other ways such as subsequent pre-grant tests for awards granted in the interim)? If the answer to each of these questions is “Yes”, the Committee may decide that a further adjustment prior to vesting is appropriate, and it has the discretion to decide the amount. Further analysis Three areas were investigated - share price, customer and risk with a specific focus on Customer Due Diligence remediation. Supported by external opinion, it was concluded that share price underperformance was not due to factors within management’s reasonable control, given the close correlation in share price performance over the period with our main competitors. While NPS had declined in some areas and management’s decisions to close branches had a bearing, this had already been accounted for through adjustments to LTI awards in subsequent years. Whilst on risk there had been no material deterioration in risk culture or profile over the period, it was felt appropriate that consideration of management performance relating to Customer Due Diligence and associated matters (CDD) should be assessed using the Risk & Control underpin. Achievement of ‘threshold level of sustainable performance’ has been evidenced. No adjustment proposed, subject to the underpins below. Risk & Control and Stakeholder Perception underpins The underpins provide scope to consider significant risk, stakeholder or reputational matters not already captured in the performance assessment, taking into account advice from the BRC and the SBC. The underpins can also be used to consider events arising during the period between grant and the end of year three. Having reviewed the facts relating to management performance with regard to CDD, and recognising its significance, BRC agreed it would be appropriate for the Committee to consider an adjustment to 2018 LTI vest levels.

 BRC assessment and recommendation to invoke the Risk & Control underpin Following a detailed investigation by management, the BRC concluded that there had not been a full appreciation across management of the scale and complexity of the challenges related to the remediation of CDD during 2017. This had led to issues with the in-year remediation plan which had not been fully reflected at grant or in subsequent grants. Following the steps above, the BRC recommended that the Committee consider the application of the Risk & Control underpin for 2018 LTI awards. RemCo assessment and final outcome Following the recommendation from the BRC to consider the application of the Risk & Control underpin, it was agreed that the awards of four individuals holding 2018 LTI awards would be adjusted. Ross McEwan was viewed as having supervisory responsibility for the CDD remediation plan during 2017 and Alison Rose was considered to have had associated responsibility, in her role as CEO of Commercial and Private Banking during 2017. Of the two other recipients, one was also considered to have associated responsibility, with the other being considered primarily responsible for the 2017 plan. The Committee considered at length the differing level of involvement and responsibility for the CDD remediation programme in 2017 across the four individuals, to ensure fair and proportionate adjustments were made. Mr McEwan received an LTI award of 592,328 shares in 2018 following the application of the pre-grant performance assessment which resulted in a reduction of 10% from the maximum award level of 658,142 shares. Under the pre-vest assessment above, a further reduction of 7.5% of the maximum award was applied using the Risk & Control underpin, resulting in a balance of 542,968 shares. As a member of the Executive Committee at the time, Ms Rose received a 2018 LTI award of 488,906 shares following the pre-grant test, representing a 13.33% reduction from the maximum possible award. The Committee and the Board agreed that a further reduction of 5% on Ms Rose’s LTI maximum award level would be appropriate using the Risk & Control underpin. Applying a slightly lower reduction for Ms Rose compared to Mr McEwan was considered to be proportionate as while Ms Rose, as a franchise CEO, had associated responsibility for CDD remediation in 2017, Mr McEwan had supervisory oversight of the in-year remediation plan. Further details on Mr McEwan’s arrangements can be found in the payments to past directors section. A summary of the agreed award level for Ms Rose and the estimated vesting value is set out below. Note: (1) Based on a share price of £1.41, the average over the three-month period from October to December 2020. Pre-grant assessment of performance in 2020 (for LTI awards to be granted in 2021) For each of the core performance areas, the Committee considers whether the executive director has achieved what would reasonably have been expected over the performance year prior to grant. The achievement of reasonable or ‘target’ performance expectations can deliver full or nearly full pay-out of the LTI awards, as long as executives deliver good, sustainable performance. This approach reflects the significantly reduced level of LTI awards expected to be granted under the company’s LTI construct, in comparison to traditional LTI structures, which is designed to create more predictable outcomes and encourage safe and secure growth within risk appetite. The Committee follows a robust process to review performance against pre-set goals relevant to NatWest Group’s strategic aims for that year but applies its judgement without a formulaic range for vesting or mechanistic weightings. Performance is assessed taking into account circumstances applying over the period. Risk & Control and Stakeholder Perception underpins also apply under which the Committee can consider if there are any other factors that would lead to a downwards adjustment. Awards may be reduced, potentially down to zero, further to the application of either the pre-grant or pre-vest tests where there has been significant underperformance or risk management failings. In line with feedback received from some shareholders, ratings have been added to the table below to show the extent of under or overperformance.

[LOGO]

 Notes: Across the retail and commercial businesses net lending increased by £20.9 billion in comparison to 2019 supported by £12.9 billion drawdowns against UK Government lending schemes and £16.2 billion mortgage lending, including £3.0 billion related to the Metro Bank mortgage portfolio acquisition. Data only tracked against select initiatives which included those focused on female and social purpose-led entrepreneurs. For 2021 reporting will reflect all initiatives. Willis Towers Watson’s Global Financial Services Norm. The Banking Standards Board Norm is based on the average score across all participating banks. For the CFO, performance was assessed in line with the framework above and the performance of the Finance function was also taken into account.

 Outcome of the pre-grant assessment for the 2021 LTI award The Committee also received advice from the BRC and the SBC in making its final assessment. As part of its ‘performance in the round’ judgement, the Committee noted that targets had been met or exceeded for six of the areas above, one was partially met and four were missed, albeit narrowly in some cases. Of these areas the resilience of underlying financial performance, despite the exceptionally challenging environment, and the progress in embedding and demonstrating the Group’s purpose internally and externally were viewed as having a significant bearing on the overall view of performance. Whilst progress against the enterprise goal fell significantly short of target, the Committee acknowledged the response had been appropriate in prioritising support to existing customers over new business growth. Alison Rose Turning to individual performance, Ms Rose was considered to have had a highly impressive first full year in her CEO role. Despite it being a remarkably challenging year, an effective launch of the Group’s purpose and her strong leadership and energy through the pandemic had resulted in an excellent operating performance. There had been effective engagement with key external stakeholders, some progress on customer scores and good people scores in a difficult year. Underlying financial performance was viewed as very respectable despite the impact of COVID-19 on results. NatWest Group continued to be behind target on risk measures, although risk culture had continued to improve. Taking into account performance against the core goals as set out above and the uniquely challenging and unanticipated external events of 2020, the Committee agreed an LTI award level of £899,000 would be appropriate. This would equate to 82% of salary and 47% of the maximum LTI award level. This outcome included an exceptional COVID-19 reduction of 38% to reflect the impact of the pandemic on the wider economic environment and NatWest Group’s performance and affordability, otherwise performance against the pre-set and unadjusted 2020 performance targets would have resulted in an award level equal to 75% of Ms Rose’s maximum. This is below the long-term guidance of 80% for assumed average vesting over a CEO’s tenure. The Committee went on to acknowledge that Ms Rose had informed the Board in April that she did not wish to be considered for an LTI award for 2020 and, therefore, no award will be made. Katie Murray Ms Murray’s performance in 2020 was also considered to be strong, with highlights including managing crucial parts of the COVID-19 agenda, especially capital, liquidity and funding plans, and driving annual cost reductions in line with target. There had been improved management of investor engagement with positive feedback received and Ms Murray had demonstrated excellent leadership and had made progress on transforming the Finance function and its executive team as well as its inclusion agenda. In light of performance achieved, the Committee agreed that an LTI award of £682,000 would be appropriate, which equates to 90% of salary and 45% of the maximum award available. Again, this outcome included an exceptional COVID-19 reduction of 38%, otherwise performance against the pre-set unadjusted 2020 performance targets would have resulted in an award level equal to 73% of Ms Murray’s maximum. This is also below the long-term guidance of 80% for assumed average vesting. Note: (1) 2021 LTI award for Ms Murray represents a 38% reduction on her 2020 LTI award. Pre-vest performance assessment for 2021 LTI awards The pre-vest assessment for LTI awards due to be granted in March 2021 will operate in a similar way to the pre-vest framework in place for 2018 LTI awards, as described in detail on page 138. In early 2024, the Committee will look back to consider whether anything has come to light that would indicate that the pre-grant assessment based on the 2020 performance year did not represent a correct view of performance at that time, thereby requiring a reduction or cancellation in the vesting of the award. Underpins provide scope to consider significant risk and control, stakeholder or reputational matters not already captured in the performance assessment. Full details of the assessment will be disclosed prior to the first vesting taking place in 2024.

 Total remuneration for the Chairman and non-executive directors for 2020 There were no changes to the number of Committees during the year. One change was made to the level of fees, with the Chairman of the CAP receiving a temporary increase from £15,000 to £30,000 per annum to reflect the additional engagement with the workforce as a result of COVID-19. The increase applies for the period from 1 April 2020 to 31 March 2021. For NatWest Group plc Board directors who also serve on the boards and committees of NatWest Holdings Limited, National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Limited, the fees below reflect membership of all five boards and their respective board committees. Where appropriate, directors also received fees for membership of other subsidiary company boards and committees including NatWest Markets Plc, the value of which is included below. The year on year (YoY) percentage change for fees and benefits has been added below in line with new reporting regulations. Membership of Board Committees is reviewed regularly and changes in membership will impact the level of fees paid to non-executive directors from one year to the next. Two directors left during the year which had a further impact and the benefits figures have largely fallen due to there being significantly less travel in 2020. Total single figure of remuneration for the Chairman and non-executive directors during 2020 2020 2019YoY% 2020 2019YoY% 2020 2019 £000 £000 change £000 £000 change £000 £000 Chairman (composite fee) Board N&G GAC BRC RemCo SBCTICSID CAP Other2020 2019YoY% 2020 2019YoY% 2020 2019 Non-executive directors £000 £000 £000 £000£000 £000£000 £000 £000 £000£000 £000 change £000 £000 change £000 £000 No variable pay is provided to the Chairman and non-executive directors in line with the Code. Notes: The benefits column for Howard Davies, Chairman, includes private medical cover (£11,007) as well as life cover and expenses in connection with attendance at Board meetings (c.£1,000 in total). In April 2020, the Chairman announced he would donate 25% of his fees for the rest of the year to the NET Coronavirus Appeal. Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings. These expenses are taxable where the meetings take place at the company’s main offices and NatWest Group settles the tax on behalf of the non-executive directors. Under the ‘Other’ column, Frank Dangeard received a composite fee as Chairman of the NatWest Markets Plc (NWM Plc) Board. Alison Davis and Baroness Noakes stepped down from the Board on 31 March 2020 and 31 July 2020 respectively. Yasmin Jetha re-joined the Board on 1 April 2020 after previously stepping down in 2018 to serve solely as a director of key entities in preparation for the ring-fencing regime. Payments for loss of office There were no payments for loss of office made to directors in 2020. Payments to past directors Ross McEwan stepped down from the Board as CEO in October 2019. The Board agreed that Mr McEwan qualified for good leaver treatment, as per the requirements in the policy section of this report, in respect of his unvested LTI awards. In line with good leaver status, outstanding LTI awards granted in 2018, 2019 and 2020 will continue to vest on their scheduled vesting dates and pro-rating will not apply. All awards remain subject to a performance assessment prior to vesting and the potential application of malus and clawback provisions. As set out on page 139, Mr McEwan received an LTI award of 592,328 shares in 2018 which was reduced to 542,968 shares following the pre-vest assessment and the application of the Risk & Control underpin. The remaining shares are due to vest between 2021 and 2025, subject to the good leaver criteria continuing to be met and the potential application of malus and clawback provisions. The value of the shares is £765,585, based on the average share price over October to December 2020. Similar disclosures will be made in future reports for Mr McEwan’s 2019 and 2020 LTI awards, once the pre-vest assessment has taken place. In addition, Mr McEwan received assistance with his UK tax return in relation to a tax year during which he was still employed by NatWest Group, with a value of £2,108. There are no other payments to past directors to disclose for 2020.

 Engagement with shareholders Every year an extensive consultation is undertaken with major shareholders and other stakeholders prior to the Committee making any final decisions on remuneration and variable pay awards. In late 2020, meetings took place with a number of institutional shareholders, UK Government Investments (UKGI) and other stakeholders. A range of topics were discussed including the impact of COVID-19 on remuneration decisions, potential approaches to windfall gains and the disclosure framework for LTI awards. As part of the discussions on COVID-19, it was explained that NatWest Group had not placed any colleagues on furlough or sought other forms of government support. Shareholders were interested in the reasons for withdrawing dividend payments during the year and the Committee Chairman explained that NatWest Group remained very well capitalised, with the decision made at the request of regulators as a precaution. It was clear from the discussions that windfall gains from LTI awards was a key area of focus, due to the high volatility in share prices, although views on how such gains should be mitigated were not always aligned across investors. The Committee acknowledged these concerns and a new framework was established to address potential windfall gains as explained earlier in this report. Disclosure relating to LTI awards was another theme from the engagement meetings, with feedback that greater clarity on the factors the Committee had taken into account in exercising its discretion would be welcomed. As a result, the Committee agreed to make two enhancements to LTI disclosures: inclusion of a ratings system to give some indication of the extent of over or underperformance against the targets for the current year; and the identification of the measures the Committee is expecting to be priority areas for the performance year ahead. The intention is to provide shareholders with additional insight on how the Committee viewed performance over the year and which factors had more of a bearing than others in determining the final outcome. The first disclosures to incorporate these features are included in this report. More generally, meetings also take place with retail shareholders allowing Board members to hear directly from the wider shareholder base on any matters of importance. Three virtual retail shareholder events were held in 2020 providing shareholders with the opportunity to pose questions to a panel of executives and non-executive directors. Similar events are planned for 2021. Shareholders continue to play a vital role in developing remuneration practices and the Committee is very grateful for their involvement in the process. Implementation of remuneration policy in 2021 Details are set out below of remuneration to be awarded in 2021 to executive directors. The salary, benefits, pension and fixed share allowance for the CEO and CFO are unchanged. The LTI pre-grant assessment has been completed with the Committee making a recommendation to the Board on the CFO’s LTI award. The Board approved the recommendation, as set out below. Details of the performance measures and assessment relating to the CEO and CFO LTI awards can be found on pages 139 to 142. Executive directors’ remuneration to be awarded in 2021 Notes: Amount shown relates to standard benefit funding. Executive directors are also entitled to travel assistance and security arrangements in line with the policy. The value of benefits received will be disclosed each year. Fixed share allowance payable broadly in arrears, currently in four instalments per year, with shares released in equal amounts over a three-year period. If the maximum LTI award was made, the maximum remuneration receivable by the CEO and CFO would increase by £962,500 and £750,000 respectively from the amounts shown above in the event that there was a 50% increase in the NatWest Group plc share price over the period from grant to vest. The Committee agreed that, if Ms Rose had not indicated she did not wish to be considered for an award, it would have granted her an LTI award in 2021 of £899,000, which reflected adjustments for the performance assessment and a further exceptional reduction in light of the impact of COVID-19. Timing of payments to executive directors pre-grant assessment at the further assessment first vesting in 20% 20% Variable pay end of 2020 based on performance over year LTI award granted in March 2021 at the end of three years before any vesting takes place March 2024, then 12-month retention period applies 20% 20% 20%shares released over 2025 to 2029 due to a combination of vesting dates and a 12-month retention period following each vesting Fixed pay Fixed share allowance Pension & benefits 33% 33% 33%shares released over three years Base salary Year2020202120222023202420252026202720282029 Performance Goals for 2021 (for the pre-grant assessment of LTI awards to be made in 2022) Performance will be assessed across four core areas using a balanced scorecard and with measures that align with NatWest Group’s purpose. It should be noted that the pre-grant assessment for LTI awards operates over a one-year period based on strategic targets for that year and, in this respect, it has some similarities to the operation of annual bonus awards rather than traditional long-term incentive awards. Targets are disclosed in advance where these are not deemed commercially sensitive. There are no weightings set for the performance categories, however, the Committee follows a robust process to review performance against pre-set goals, measures and targets with certain ‘priority measures’ having been identified below for 2021. These priority measures will be a key focus for the Committee as it applies its judgement to the assessment of performance for the year. Full details of the targets and the assessment of performance against such targets will be set out in next year’s report. Priority measures for 2021 are highlighted in grey shading.

Core area and purpose Performance Goals for 2021 Measures for assessing pre-grant performance leading to 2022 LTI awards Scorecard Financial & Business Delivery Purpose alignment Has a purpose which delivers long-term sustainable performance Run a safe and secure bank. Achieve NatWest Group cost reduction target based on operating expense reduction. Reduce other expenses, excluding operating lease depreciation, by around 4% in comparison to 2020. Achieve CET1 ratio target for NatWest Group and NWH Group, with appropriate repatriation of capital to NatWest Group. Targets will be disclosed as part of the performance assessment in the 2021 Directors’ remuneration report (DRR). Achieve net lending growth target for retail and commercial franchises consisting of Retail Banking, Ulster Bank ROI, Commercial Banking, Private Banking and RBSI. Increase focus on climate lending. Above market rate lending growth across the retail and commercial businesses, excluding UK Government financial support schemes. Achieve RoTE target for NatWest Group. Targets will be disclosed as part of the performance assessment in the 2021 DRR. Progress towards execution of the NatWest Markets strategic review. To be measured with reference to RWA reduction and capital accretion. Achieve the majority of the remaining RWA reduction towards our medium-term target of £20bn by the end of 2021. Scorecard Risk & Control Purpose alignment Has a purpose which delivers long-term sustainable performance Maintain a robust control environment. Achieve or maintain an effective control environment rating. Ensure a safe, simple and smart approach is adopted in the execution of purpose-led strategic, operating model and cost change programmes. Positive progress against regulatory responsibilities and priorities. Effective management of compliance with the ring-fencing rules across NWH Group. NatWest Group and NWH Group to each achieve a control environment rating of ‘2’, with documented evidence to support progress against regulatory responsibilities and priorities. Compliance with minimum controls under ring-fencing rules. Material progress towards the desired risk culture target where ‘risk is part of the way we work and think’. Achieve or maintain a ‘systematic’ risk culture rating, as evidenced by intelligent risk taking and leadership role modelling in line with practices and behaviours set out in the Enterprise Wide Risk Management Framework (EWRMF). NatWest Group and NWH Group to each achieve a ‘2’ systematic risk culture rating as a minimum, with key EWRMF milestones delivered and decisions made through application of a ‘purpose’ lens. Scorecard Customer & Stakeholder Purpose alignment Honest & fair with customers and suppliers A good citizen Meaningful increase in customer advocacy for key customer journeys. Achievement of targets across the top 4 customer journeys to be prioritised in 2021. NPS improvement of: 6 points for NatWest Account Opening or be 4th or better; 2 points for NatWest Commercial Lending; 2 points for NatWest Day-to-Day Business Servicing. Maintain NPS for NatWest Mortgages or be 2nd or better. Increase the likelihood that customers will recommend our brands. Achievement of NPS targets for our core customer facing businesses. NPS improvement of: 1 point for NatWest Retail Main Bank or be 5th or better; points for NatWest Business Banking and be 3rd or better; points for Mid-Markets NPS or be first by 5 points. Improve the financial capability of our customers, colleagues and communities. Increase the number of customers who have saved at least £100. Help an additional 500,000 customers to start saving at least £100. Deliver financial capability interactions that require active engagement, give knowledge or skills and change behaviour. NatWest Group to reach 3.2 million individuals through agreed financial capability interactions. Remove barriers to UK enterprise growth. Support removal of barriers to UK enterprise growth through provision of learning, networking, and funding interventions. Support 35,000 businesses through enterprise programmes with 200,000 customer interactions to start, run and grow a business, with support being distributed: 75% to UK regions outside of London & South East; 60% to females; 20% to Black, Asian and Minority Ethnic individuals; 10% to people intending to create purpose-led businesses. Targets

 *Willis Towers Watson’s Global Financial Services Norm. The Banking Standards Board Norm is based on the average score across all participating banks. For the CFO, performance will be assessed in line with the framework above and the performance of the Finance function will also be taken into account. Chairman and non-executive directors’ annual fees for 2021 The fees are unchanged from those in place at the end of 2020. Fees for NatWest Group plc Board (1)Rates from 1 January 2021 Chairman (composite fee)£750,000 Non-executive director basic fee£80,000 Senior Independent Director£30,000 ApriltoDecember2021£15,000 Note: (1) No additional fees are payable where the director is also a member of the boards and respective board committees of NatWest Holdings Limited, National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Limited. Where appropriate, directors receive additional fees in respect of membership of other subsidiary company boards and committees including NatWest Markets Plc. The value of fees received will be disclosed in this report each year.

 Other external directorships Agreement from the Board must be sought before directors accept any additional roles outside of NatWest Group. Procedures are in place to make sure that regulatory limits on the number of directorships held are complied with. The Board would also consider whether it was appropriate for executive directors to retain any remuneration receivable in respect of any new external directorships, taking into account the nature of the appointment. Details of the directorships held by directors can be found in the biographies section of the Corporate governance report. CEO to employee pay ratios The ratios compare the total remuneration of the CEO, as set out in this report, against the remuneration of the median UK employee as well as employees at the lower and upper quartiles. A significant proportion of the CEO’s pay is delivered in LTI awards, where awards are linked to performance and share price movements over the longer term. Therefore, the ratios will depend significantly on LTI outcomes and may fluctuate from one year to the next. None of the three individuals identified at the 25th, 50th and 75th quartiles this year received LTI awards. The table also includes ratios based on salary only as well as remuneration values for further comparison. The pay ratios are reflective of a diverse range of roles and pay levels across NatWest Group as a large financial services company. The median employee identified for the 2020 comparison works in the Retail Banking division and the median pay ratio is believed to be consistent with the pay, reward and progression policies for UK employees taken as a whole. For each individual, NatWest Group is committed to paying a fair rate for the role performed, using consistent reward policies and with opportunities for progression. The steps that NatWest Group takes to ensure employees are paid fairly are set out earlier in this report. The change in total remuneration ratios since 2018 is largely driven by the more volatile nature of variable pay for the CEO. An additional factor that caused the ratio to fall in 2020 was the CEO’s decision in April 2020 to forgo 25% of her fixed pay for the rest of the year with NatWest Group making a comparable donation to the NET Coronavirus Appeal. The trend based on a comparison of salary only is more stable over the period. Supplementary information on pay ratio table: The data for 2020 is based on remuneration earned by Alison Rose, as set out in the single figure of remuneration table in this report. The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartile) were determined as at 31 December of the relevant year, based on full-time equivalent remuneration for all UK employees. This includes fixed pay (salary, pension funding and where relevant benefit funding and other allowances) and also any variable pay where the amount to be paid has been used. For employees that work part-time, fixed pay is grossed up to the full-time equivalent. ‘Option A’ methodology was selected as this is considered the most statistically accurate method under the reporting regulations. UK employees receive a pension funding allowance set as a percentage of salary. Some employees, but not the CEO, continue to participate in the defined benefit pension scheme under which it would be possible to recognise a higher value, which would in turn reduce the ratios. However, for simplicity and consistency with regulatory disclosures, the pension funding allowance value has been included in the calculation for all employees. The data for the three employees identified has been considered and fairly reflects pay at the relevant quartiles amongst the UK employee population. Each of the three individuals was a full-time employee during the year and none received an exceptional award which would otherwise inflate their pay figures. Annual change in directors’ pay compared to average change in employee pay Under new reporting regulations, it is necessary to show a comparison of the annual change in director pay to the average pay of employees of the parent company. However, NatWest Group plc is a holding company and is not an employing entity, and therefore the disclosure below is made on a voluntary basis to compare any change with all employees based in the UK. In each case, remuneration is based on salary, benefits and annual bonus. The CEO and CFO receive fixed share allowances and are eligible for LTI awards rather than annual bonus. Non-executive directors receive fixed fees rather than salary and do not receive any variable pay. Fees for Board and Committee attendance have remained unchanged over the year other than an increase to the Chairman of the Colleague Advisory Panel. Further details on the fees and benefits for the Chairman and non-executive directors and the percentage change between 2019 and 2020 can be found on page 143. Annual change 2019 to 2020SalaryBenefits (2)Annual Bonus Notes: As highlighted in last year’s report, Alison Rose was appointed as CEO on 1 November 2019 on a salary of £1.1m, which was 10% higher than her predecessor. The change took place towards the end of the year and the table above is based on a full financial year comparison. Part of the 2019 salary increase was reflected in last year’s table with the remainder shown above. No change has been made to Ms Rose’s salary in 2020. Standard benefit funding for executive directors remained unchanged between 2019 and 2020. The figure above excludes any other benefits to executive directors such as travel assistance in connection with company business, the value of which is disclosed each year in the total remuneration table. The data above is based on full year average salary costs of UK based employees of NatWest Group, excluding the CEO and the CFO. This is considered to be the most representative comparator group as it covers the majority of employees and the CEO and CFO are based in the UK. Summary of remuneration levels for employees in 2020 43,144 employees earned total remuneration up to £50,000 12,606 employees earned total remuneration between £50,000 and £100,000 4,813 employees earned total remuneration between £100,000 and £250,000 803employees earnedtotalremunerationover£250,000

 Directors’ interests in NatWest Group plc shares and shareholding requirements The shareholding requirement is to hold shares to the value of 400% of salary for the CEO and 250% of salary for the CFO. A post-employment shareholding requirement was introduced at the 2020 AGM. Further details can be found in the policy section of this report. Shareholding requirements Note: (1) The calculation is based on a share price of £1.68 as at 31 December 2020. During the year the share price ranged from £0.93 to £2.44. Alison KatieHowardFrank Alison Patrick MortenRobert Yasmin Baroness MikeMarkLena Rose MurrayDavies Dangeard Davis Flynn Friis (5) Gillespie JethaNoakes Rogers Seligman (6)Wilson Notes: Shares owned beneficially as at 31 December 2020 or date of stepping down from the Board if earlier. The interests shown above include shares held by persons closely associated with the directors. As at 18 February 2021, there were no changes to the shares held shown above, other than the acquisition of 101 shares by Katie Murray at the end of January 2021 as part of one of the company’s share plans. Performance assessment has taken place but awards are still subject to deferral periods and employment conditions before vesting. These awards count on a net of tax basis towards meeting the shareholding requirement. Awards shown are still subject to the pre-vest performance assessment and also subject to deferral periods and employment conditions before vesting. Interests held under the Sharesave plan where colleagues can choose to save from their salary with an option to buy shares at the end of the savings period. The share interest held is over 10,000 American Depositary Receipts representing 20,000 ordinary shares. 10,000 shares are held in the name of M Seligman & Co Ltd, of which Mr Seligman and Louise Seligman are shareholders. Share interests under the company’s share plans Year of award Awards held atAwardsAwardAwards Awards lapsedAwardsAwards held at 1 January 2020granted price £ (1)vested for performanceforfeited31 December 2020 Expected vesting dates Notes: The award price is normally calculated based on the average share price over a period prior to grant. Performance assessment has taken place and outstanding awards remain subject to deferral periods and employment conditions before vesting. These awards count on a net of tax basis towards meeting the shareholding requirement. Awards shown are still subject to the LTI pre-vest performance assessment and also subject to deferral periods and employment conditions before vesting. The pre-vest assessment of the 2018 LTI award concluded in January 2021, as set out earlier in this report. Awards granted under the Sharesave plan where colleagues can choose to save from their salary with an option to buy shares at the end of the savings period. The award price is the option price at which shares can be bought at the end of the savings period. Sharesave options are normally exercisable for a period of six months from the maturity date.

 Shareholder dilution and share sourcing The company can use new issue, market purchase or treasury shares to satisfy the exercise of share options and the vesting of share awards under its share plans. NatWest Group’s share plans contain best practice dilution limits that govern the number of shares that may be issued to satisfy share plan awards. Such limits will continue to be monitored. Total Shareholder Return (TSR) performance The graph below shows the performance of NatWest Group over the past ten years in terms of TSR compared with that of the companies comprising the FTSE 100 Index. This index has been selected because it represents a cross-section of leading UK companies. The TSR for FTSE UK banks for the same period has been added as a further comparison. Source: Datastream 250 FTSE 100 FTSE UK Banks NatWest Group 200 TSR 100 50 0 20102011201220132014201520162017201820192020 Year end CEO pay over the same period 2011201220132014201520162017201820192020 Notes: For 2013 and 2019, the table reflects where more than one individual has served as CEO during the year. The CEOs are Alison Rose (AR), Ross McEwan (RM) and Stephen Hester (SH) with figures based on the single total figure of remuneration for the relevant year. The maximum opportunity is set according to the approved policy and, for LTI awards granted in 2015 and onwards, the regulatory cap. Relative importance of spend on pay The table below shows a comparison of remuneration expenditure against distributions to ordinary and preference shareholders. A change to the disclosure from last year is the removal of data on taxation and other charges. This was provided previously for additional context but is not required under the regulations and the change has been made to align with more standard market practice. Information on taxation payments made by NatWest Group is still available on natwestgroup.com. 20202019 £m£m Change Notes: Remuneration paid to all employees represents total staff expenses per Note 3 to the Financial Statements, exclusive of social security and other staff costs. Dividends that were proposed for payment during 2020 were withdrawn in line with regulatory requirements. The Board has confirmed its intention to pay a dividend of 3p per ordinary share in respect of financial year 2020, which is the maximum amount permitted under current regulatory requirements, subject to approval by shareholders at the Annual General Meeting on 28 April 2021.

 Membership of the Group Performance and Remuneration Committee All members of the Committee are independent non-executive directors. In order to be considered for the role of Committee Chairman, an individual must first have served on a remuneration committee for at least 12 months. The Committee held seven scheduled meetings in 2020 and a further eight ad hoc meetings. Details of members and attendance can be found in the Corporate governance report on page 104. The role and responsibilities of the Committee The Committee is responsible for: approving the remuneration policy for all colleagues and reviewing the effectiveness of its implementation; reviewing performance and making recommendations to the Board on arrangements for executive directors; approving performance and remuneration for a defined ‘in scope’ population capturing members and attendees of the Group and NWH Executive Committees, the direct reports of the CEO and heads of key legal entities, control function heads and the Company Secretary. The Committee also approves arrangements where individuals earn total compensation above £1 million; and setting the remuneration framework and principles for colleagues identified as Material Risk Takers (MRTs) falling within the scope of UK regulatory requirements. The remuneration policy operated broadly as intended during the year, with adjustments made for performance where appropriate. The Committee reviewed performance for senior executives and the implementation of the remuneration policy for all colleagues. The CEO’s decision to forgo part of her fixed pay and all of her variable pay for 2020 meant that total remuneration was lower than envisaged. Key tasks for the Committee in 2020 included securing approval from shareholders for the renewal of the directors’ remuneration policy and expanding its review of wider workforce remuneration and fair pay across the organisation. The Committee also considered the impact of COVID-19 on remuneration decisions. To mitigate potential conflicts of interest, directors are not involved in decisions regarding their own remuneration and remuneration advisers are appointed by the Committee rather than management. Attendees also play an important role in advising the Committee but are not present when their own remuneration is discussed. The Group Chief HR Officer may be present when discussions take place on senior executive pay, as there is considerable benefit from her participation, but is never present for discussions on her remuneration. The terms of reference of the Committee are reviewed annually and available on natwestgroup.com. Summary of the principal activity in 2020 Tasks undertaken by the Committee included reviewing and, where appropriate, approving: First half of 2020 2019 performance assessments and remuneration arrangements for the Committee’s ‘in scope’ population. 2020 performance objectives for the ‘in scope’ population. Assessments of vesting levels for LTI awards granted in 2017. Regulatory updates and submissions. Total pay spend across the wider workforce, including analysis by colleague level, geography and diversity. The directors’ remuneration policy with support from shareholders at the AGM. An enhancement to MRT identification and reporting for subsidiary entities. Second half of 2020 A ‘masterclass’ session with SBC to consider wider workforce remuneration. Half-year and year-end performance reviews for the ‘in scope’ population. Remuneration arrangements for the departing and incoming members of the Group’s Executive Committees. The plan to engage with stakeholders on remuneration proposals. Management’s assurance of the implementation of the Group-wide remuneration policy. Fixed pay proposals for the year ahead. The 2020 Sharesave offer. 2020 variable pay proposals and the 2020 Directors’ remuneration report. Performance evaluation The 2020 performance evaluation was conducted internally by the Chief Governance Officer and Company Secretary. This was structured around: operating rhythm; purpose & priorities; culture & dynamics; and input & support. The Committee was considered to have managed well in a difficult year and had been particularly supportive and responsive to multiple urgent requests from management. Ad hoc meetings aside, members agreed the operating rhythm was appropriate, with the Committee well sighted on wider workforce remuneration and also sufficiently engaged on the impact of COVID-19 on remuneration. Members continued to see the benefits of the masterclass, with broad support for annual joint engagement sessions with the SBC on areas of mutual interest around the changing nature of the workforce, diversity and inclusion and wider workforce remuneration. Some concerns were expressed over the granular detail often included within papers. However, it was acknowledged that this was principally driven by the heavily regulated nature of the banking sector. There was also a genuine appreciation for the Committee Chairman’s dedication to the role, with members noting significant time commitment required from the Chairman in liaising with key internal and external stakeholders in order to deliver the year end pay process. Actions arising from the evaluation will be tracked during 2021. Advisers to the Committee PricewaterhouseCoopers LLP (PwC) was first appointed as remuneration adviser by the Committee in 2010, following a review of potential advisers and the services provided. An annual review of the quality of advice and the associated level of fees was undertaken during 2020, following which the Committee agreed to retain the services of PwC. The Committee will continue to review the performance of its advisers each year. PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK. As well as receiving advice from PwC, the Committee took account at meetings of the views of the Chairman; the CEO; the CFO; the Group Chief HR Officer; the Director of Reward & Employment; and the Group Chief Risk Officer. The Committee also received input from the BRC, the GAC and the SBC. Input was also received from Performance and Remuneration Committees for key legal entities across NatWest Group. PwC provides professional services in the ordinary course of business including assurance, advisory, tax and legal advice to NatWest Group subsidiaries. The Committee is satisfied that the advice received is independent and objective, and receives an annual statement setting out protocols that have been followed by PwC to maintain independence. There are no connections between PwC and individual directors to be disclosed. Fees paid to PwC for advising the Committee are based on a fixed fee structure to cover standard services with any exceptional items charged on a time/cost basis. Fees for 2020 in relation to directors’ remuneration amounted to £136,830 excluding VAT (2019 - £194,463). Statement of shareholder voting The tables below set out the latest resolutions to approve the directors’ remuneration policy and the Annual report on remuneration. Directors’ remuneration policy – 2020 VoteNo. of sharesPercentage Annual report on remuneration – 2020 VoteNo. of sharesPercentage Robert Gillespie Chairman of the Group Performance and Remuneration Committee 19 February 2021

 This section contains a number of disclosures which are required in accordance with Article 450 of the Capital Requirements Regulation, the Basel Committee on Banking Supervision Pillar 3 disclosure requirements and the European Banking Authority (EBA) guidelines on sound remuneration policies. This section should be read in conjunction with the Directors’ remuneration report starting on page 123. Remuneration policy for all colleagues The remuneration policy supports the business strategy and is designed to promote the long-term success of NatWest Group. It aims to reward the delivery of good performance provided this is achieved in a manner consistent with NatWest Group values and within acceptable risk parameters. The remuneration policy applies the same principles to everyone, including MRTs, with some minor adjustments to the policy where necessary to comply with local regulatory requirements. The key elements of the policy aresetout below. Base salary The purpose is to provide a competitive level of fixed cash remuneration. Operation Base salaries are reviewed annually and should reflect the talents, skills and competencies that the individual brings to the business. Role-based allowance Certain MRT roles receive a role-based allowance. The purpose is to provide fixed pay that reflects the skills and experience required for the role. Operation Role-based allowances are fixed allowances which form an element of overall fixed remuneration for regulatory purposes and are based on the role the individual performs. They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are subject to a three-year retention period. Benefits and pension The purpose is to provide a range of flexible and competitive benefits. Operation In most jurisdictions, benefits or a cash equivalent are provided from a flexible benefits account. Pension funding forms part of fixed remuneration and NatWest Group does not actively provide discretionary pension benefits. Annual bonus The purpose is to support a culture where individuals recognise the importance of serving customers well and are rewarded for superior performance. Operation The annual bonus pool is based on a balanced scorecard of measures including Financial & Business Delivery, Customer, People & Culture and Risk & Control measures. Allocation from the pool depends on performance of the business area and the individual. Individual performance assessment is supported by a structured performance management framework. This is designed to assess performance against longer term business requirements across a range of financial and non-financial metrics as well as an evaluation of adherence to internal controls and risk management. A balanced scorecard is used to align with the business strategy. Each individual will have defined measures of success appropriate to their role. Risk and conduct performance is also taken into account. Control functions are assessed independently of the business units that they oversee, with the objectives and remuneration being set according to the priorities of the control area, not the targets of the businesses they support. The Group Chief Risk Officer and the Chief Audit Executive have the authority to escalate matters to Board level if management do not respond appropriately. Independent control functions exist for key legal entities outside the ring-fence (NWM Plc and RBS International), with dual solid reporting lines into both the legal entity CEO and the NatWest Group Control Function Head. For awards made in respect of the 2020 performance year, immediate cash awards continue to be limited to a maximum of £2,000. In line with regulatory requirements, a significant proportion of annual bonus awards for more senior roles is deferred and includes partial delivery in shares. The deferral period varies from three years for standard MRTs, rising to five years for individuals identified as Risk Manager MRTs and seven years for Senior Managers under the UK’s Senior Managers Regime. All awards are subject to malus and clawback provisions. For MRTs, a minimum of 50% of any annual bonus is delivered in shares and a twelve-month retention period will apply post vesting in line with regulatory requirements. The fifth Capital Requirements Directive (CRD V) took effect on 28 December 2020 which will impact remuneration requirements for the 2021 performance year. This includes extending the minimum deferral period from three to four years for MRTs and also some changes to the criteria for identifying MRTs. Further details will be included in next year’s report. Long-term incentive (LTI) awards The purpose and operation of LTI awards is explained in detail in the Directors’ remuneration report. Instead of an annual bonus, NatWest Group provides executive directors and certain members of NatWest Group’s senior executive committees with LTI awards. Any awards made are subject to a performance assessment prior to grant and again prior to vesting. Shareholding requirements The requirements promote long-term alignment between senior executives and shareholders. Operation Executive directors and certain members of NatWest Group’s senior executive committees are required to build up and hold a shareholding equivalent to a percentage of salary. There is a restriction on the number of shares that individuals can sell until the requirement is met. Company share plans The purpose is to provide an easy way for individuals to hold shares in NatWest Group plc, which helps to encourage long-term thinking and provides a direct involvement in NatWest Group’s performance. Operation Colleagues in certain jurisdictions are offered the opportunity to contribute from salary and acquire shares in NatWest Group plc through company share plans. This includes Sharesave and the Buy As You Earn plan in the UK. Any shares held are not subject to performance conditions. Criteria for identifying MRTs The EBA has issued criteria for identifying MRT roles, which captures those staff whose activities have a material influence over NatWest Group’s performance or risk profile. The criteria are both qualitative (based on the nature of the role) and quantitative (for example those who exceed the stipulated total remuneration threshold). In 2019, MRTs were identified for five key ‘institutions’ within NatWest Group but this has been expanded to eleven entities for 2020 to bring greater focus on MRT identification across subsidiary entities. The MRT criteria are applied for each of these institutions, and consequently some MRTs are identified in relation to more than one entity. The qualitative criteria can be summarised as: staff within the management body; senior management; other staff with key functional or managerial responsibilities; and staff who individually, or as part of a Committee, have authority to approve new business products or to commit to credit risk exposures and market risk transactions above certain levels.

 The quantitative criteria are: individuals earning €500,000 or more in the previous year; individuals in the top 0.3% of earners of the relevant legal entity for the previous year; and individuals who earned more than the lowest paid identified staff per certain qualitative criteria. In addition to the qualitative and quantitative criteria, NatWest Group has applied its own minimum standards to identify roles that are considered to have a material influence over its risk profile. Personal hedging strategies The conditions attached to discretionary share-based awards prohibit the use of any personal hedging strategies to lessen the impact of a reduction in value of such awards. These conditions are explicitly acknowledged and accepted by recipients when any share-based awards are granted. Risk in the remuneration process NatWest Group’s approach to remuneration promotes effective risk management through having a clear distinction between fixed remuneration, which reflects the role undertaken by an individual, and variable remuneration, which is directly linked to performance and can be risk-adjusted. Fixed pay is set at an appropriate level to discourage excessive risk-taking, and at a level which would allow NatWest Group to pay zero variable pay. Focus on risk is achieved through clear risk input into performance goals, performance reviews, the determination of variable pay pools, incentive plan design and the application of malus and clawback. The Committee is supported by the BRC and the Risk function. A robust process is used to assess risk performance. A range of measures are considered, specifically capital, liquidity and funding risk, credit risk, market risk, pension risk, compliance & conduct risk, financial crime, operational risk, business risk and reputational risk. Consideration is also given to overall risk culture. Remuneration arrangements are in line with regulatory requirements and the steps taken to ensure appropriate and thorough risk adjustment are also fully disclosed and discussed with the PRA and the FCA. Variable pay determination For the 2020 performance year, NatWest Group operated a robust multi-step process, which is control function led, to assess performance and determine the appropriate bonus pool by business area and function. At multiple points throughout the process, reference is made to Group-wide business performance (from both affordability and appropriateness perspectives) and the need to distinguish between go-forward and resolution activities. The process considers a balanced scorecard of performance assessments at the level of each business area or function, across financial, customer and people measures. Risk and conduct assessments at the same level are then undertaken to ensure that performance achieved without appropriate consideration of risk, risk culture and conduct controls, is not inappropriately rewarded. BRC reviews any material risk and conduct events and, if appropriate, an underpin may be applied to the individual business and function bonus pools or to the overall bonus pool. BRC may recommend a reduction of a bonus pool if it considers that risk and conduct performance is unacceptable or that the impact of poor risk management has yet to be fully reflected in the respective inputs. Following further review against overall performance and conduct, and taking into account input from the CFO on affordability, the CEO will make a final recommendation to the Committee, informed by all the previous steps in the process and her strategic view of the business. The Committee will then make an independent decision on the final bonus pool taking all of these earlier steps into account. The assessment process for LTI awards to executive directors and other recipients is also founded on a balanced scorecard approach. The scorecard is aligned with the multi-step bonus pool process, reflecting a consistent risk management performance assessment. Remuneration and culture NatWest Group continues to assess conduct and its impact on remuneration as part of the annual Group-wide bonus pool process and also via the accountability review framework. NatWest Group has taken steps in recent years to remove incentives for colleagues where this could drive unintended behaviours. The Committee will continue to review workforce remuneration and the alignment of incentives and reward with culture. The governance of culture is clearly laid out with Senior Management Function roles having clearly defined accountabilities, which is taken into account in their pay decisions. The Board and SBC also play key roles in building cultural priorities. Frameworks are in place to measure progress. Accountability review process and malus/clawback The accountability review process was introduced in 2012 to identify any material risk management, control and general policy breach failures, and to ensure accountability for those events. This allows NatWest Group to respond to instances where new information would change the variable pay decisions made in previous years and/or the decisions to be made in the current year. Potential outcomes under the accountability review process are: Malus - to reduce (to zero if appropriate) the amount of any unvested variable pay awards prior to payment; Clawback - to recover awards that have already vested; and In-year bonus reductions - to adjust variable pay that would have otherwise been awarded for the current year. As part of the acceptance of variable pay awards, MRTs must agree to terms that state that malus and clawback may be applied. Any variable pay awarded to MRTs in respect of the 2014 performance year onwards is subject to clawback for seven years from the date of grant. For awards made in respect of the 2016 performance year onwards, this period can be extended to ten years for MRTs who perform a ‘senior management function’ under the Senior Managers Regime where there are outstanding internal or regulatory investigations at the end of the normal seven-year clawback period. The circumstances in which malus, clawback or in-year bonus reduction may be applied can be found on page 134. During 2020 a number of issues and events were considered under the accountability review framework. The outcomes covered a range of actions including reduction (to zero where appropriate) of unvested awards through malus, and suspension of awards pending further investigation.

 Remuneration of MRTs The quantitative disclosures below are made in accordance with regulatory requirements in relation to 1,605 individuals who have been identified as MRTs for NatWest Group plc (NatWest Group). The number of MRTs identified has increased since last year due to the increase in the number of legal entities for which MRTs are identified. Identifying MRTs for additional entities results in the application of a lower threshold for certain MRT criteria (including the one relating to credit risk exposures), because the threshold to be used (as required by regulations) is set at 0.5% of the CET1 capital of each entity. In the course of carrying out MRT analysis in H1 2020 it was identified that the Business Approval Authority Framework used in some areas of the business referred to NatWest Holdings Limited but was otherwise silent on legal entity. A prudent approach was taken, applying the lowest applicable legal entity threshold to a broad population, even if the individual had not and would not be expected to expose that particular entity to credit risk. This issue and Aggregate remuneration expenditure Aggregate remuneration expenditure in respect of 2020 performance was as follows: AggregateSeniorOther remunerationmgmt MRTsTotal Number of beneficiaries211,5831,604 £m £m £m NatWest Group plc EDs 4.19 - 4.19 NatWest Group plc NEDs-2.53 2.53 Corporate Functions9.9751.11 61.08 Control Functions5.6781.09 86.76 NatWest Holdings4.77 110.45 115.22 NatWest Markets1.72 103.05 104.77 RBSInternational1.249.29 10.53 Total27.56 357.52 385.08 Fixed and variable remuneration Fixed remuneration paid in 2020 Fixed remuneration consisted of salaries, allowances, pension and benefit funding. SeniorOther Fixed remunerationmgmt MRTsTotal Number of beneficiaries211,5831,604 £m£m£m Variable remuneration for 2020 performance Variable remuneration consisted of a combination of annual bonus and long-term incentive awards, deferred over a three to seven year period in accordance with regulatory requirements. Under the NatWest Group bonus deferral structure, immediate cash awards are limited to £2,000 per person. Long-term incentive awards vest subject to the extent to which performance conditions were met and can result in zero payment. Senior Other Annual bonusmgmt MRTsTotal Number of beneficiaries8 1,307 1,315 £m £m £m NatWest Group plc EDs — — — NatWest Group plc NEDs — — — Corporate Functions Cash remuneration0.010.190.20 Deferred bonds0.273.974.24 Deferred shares1.605.026.62 Control Functions Cash remuneration0.000.710.71 Deferred bonds0.056.456.50 Number of Senior Other beneficiariesmgmt MRTs Total NatWest Group plc EDs 2 0 2 NatWest Group plc NEDs 0 11 11 Corporate Functions 9 154 163 Control Functions 4 459 463 NatWest Holdings 4 740 744 NatWest Markets 1 148 149 RBS International 1 72 73 Total 21 1,584 1,605 Control Functions1.07—1.07 NatWest Holdings0.83—0.83 NatWest Markets0.56—0.56 RBS International0.37—0.37 Total4.34—4.34 Definitions for tables One individual is included in the table above as they have been identified as an MRT in relation to a role within a subsidiary entity. However, they do not receive any remuneration for this role and are not an MRT in relation to their primary role for NatWest Group. Therefore, no remuneration is included for this individual in the remaining tables. NatWest Group plc EDs NatWest Group plc NEDs Executive directors of NatWest Group plc Non-executive directors of NatWest Group plc

 Outstanding deferred remuneration remuneration reduced during the year relates100% of the fixed component (except where €1.0 - €1.5 42 to long-term incentives lapsed when local jurisdictions apply a lower maximum €1.5 - €2.0 13 performance conditions were not met, long-ratio for variable pay). The average ratio €2.0 - €2.5 5 term incentives and deferred awards forfeited between fixed and variable remuneration for €2.5 - €3.0 3 on leaving and malus adjustments of prior 2020 is approximately 1 to 0.30. The majority €3.0 - €3.5 1 year deferred awards and long-term of MRTs were based in the UK. €3.5 - €4.0 0 6. Ratio between fixed and variable remuneration The variable component of total remuneration for MRTs at NatWest Group shall not exceed Total remuneration by band for all colleagues earning >€1 million Number of employees €million2020 incentives. Senior Other Ratio of fixed toSenior Other variablemgmt MRTs Total Morethan€4.00 Total 64 Category of deferred mgmt MRTs Total remuneration £m £m £m Unvested from prior year 34.25 139.31 173.56 Awarded during year12.76 108.68 121.43 Paid out (retained)6.94 42.32 49.26 Paid out (released)0.79 68.03 68.82 Reduced from prior years3.837.38 11.21 Unvested at year end35.45 130.26 165.71 5. Guaranteed Awards (including ‘Sign-on’ awards) and Severance Payments NatWest Group does not offer ‘Sign-on awards’. Guaranteed awards may only be granted to new hires in exceptional circumstances in compensation for awards forgone in their previous company and are limited to the first year of service. No new hire guarantees were made to MRTs in respect of the 2020 performance year. Severance payments and/or arrangements can be made to colleagues who leave NatWest Group in certain situations, including redundancy. Such payments are calculated by a pre-determined formula set out within the relevant social plans, policies, agreements or local laws. Where local laws permit, there is a cap on the maximum amount that can be awarded. No severance payments in excess of contractual payments, local policies, standards or statutory amounts were made to MRTs during the year, other than payments to four individuals of £50,000; £50,000; €55,836; and £460,000. The two non-standard payments of £50,000 related to enhanced outplacement support, one of which was to a senior management MRT. The two other payments were made to MRTs in commercial settlement of potential legal proceedings related to the termination of their respective employment. Severance payments do not reward failure or misconduct in line with regulatory requirements. Where required, remuneration is constrained within the limit of variable to fixed remuneration in accordance with EBA guidelines. Number of beneficiaries16 1,307 1,323 ratio ratio ratio NatWest Group plc EDs 1:0.43 - 1:0.43 NatWest Group plc NEDs - - - Corporate Functions 1:0.53 1:0.27 1:0.30 Control Functions1:0.43 1:0.18 1:0.19 NatWest Holdings1:0.42 1:0.20 1:0.21 NatWest Markets 1:0.49 1:0.59 1:0.59 RBSInternational1:0.43 1:0.22 1:0.24 Consolidated1:0.47 1:0.29 1:0.30 7. Discount Rate Under CRD IV regulations, a notional discount is available which allows variable pay to be awarded at a level that would otherwise exceed the 1:1 ratio, provided that at least 25% of variable pay is delivered ‘in instruments’ (shares) and deferred over five years or more. The discount rate was not used for remuneration awarded in respect of the 2020 performance year. Notes: (1) Total remuneration in the table above includes fixed pay, pension and benefit funding and variable pay. (2) Where applicable, the table is based on an average exchange rate of €1.12518 to £1 for 2020. Colleagues who earned total remuneration of over €1 million in 2020 represent just 0.1% of the workforce. These individuals include those who manage major businesses and functions with responsibility for significant assets, earnings or areas of strategic activity and can be grouped as follows: The CEOs responsible for each area and their direct reports. Those who manage large business areas. Income generators responsible for high levels of income including those involved in managing trading activity and supporting clients with more complex financial transactions, including financial restructuring. Those responsible for managing balance sheet and liquidity and funding positions across the business.

Compliance report Statement of compliance NatWest Group plc is committed to high standards of corporate governance, business integrity and professionalism in all its activities. Throughout the year ended 31 December 2020, NatWest Group plc has applied the Principles and complied with all of the Provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated July 2018 (the ‘Code’) except in relation to: Provision 17, in respect of the requirement that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the board and senior management positions and oversee the development of a diverse pipeline for succession; and Provision 33 that the Group Performance and Remuneration Committee (Group RemCo) should have delegated responsibility for setting remuneration for the Chairman and executive directors. In respect of Provision 17, the Board considers this is a matter of significant importance which should rightly be reserved for the full Board. Adopting this approach ensures that all directors have an opportunity to contribute to succession planning discussions for Board and senior management, in support of achieving an appropriate balance of skills, experience, knowledge and diversity at senior levels within NatWest Group and on the Board. It also means that all directors have an opportunity to review, consider and become familiar with the next generation of executive leaders. In respect of Provision 33, the Board also considers that this is a matter which should rightly be reserved for the Board and this is an approach the Board has adopted for a number of years. Remuneration for the executive directors is first considered by the Group RemCo which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group RemCo, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. A copy of the Code can be found at www.frc.org.uk. The Board does not anticipate any changes to its approach on these aspects of the Code. Further information on how NatWest Group plc has applied the Principles, and complied with the Provisions, of the Code can be found in the Governance section of this Report, which includes cross-references to relevant sections of the Strategic Report and other related disclosures. NatWest Group plc has also implemented the recommendations arising from the Walker Review and complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012 and April 2016. Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. NatWest Group plc complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers. Internal control Management of NatWest Group is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations. The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss. Ongoing processes for the identification, evaluation and management of the principal risks faced by NatWest Group operated throughout the period from 1 January 2020 to 4 March 2021, the date the directors approved the Annual Report on Form 20-F. These included the semi-annual Control Environment Certification process, which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks and certify that their business or function is compliant with the requirements of Sarbanes-Oxley Section 404 and the UK Corporate Governance Code Section C2. Policies are in place to govern these processes. Reports on internal controls arising from them are reviewed by the Board and meet the requirements of the Financial Reporting Council’s Guidance On Risk Management Internal Control & Related Financial & Business Reporting. NatWest Group operates a three lines of defence model, which provides a framework for responsibilities and accountabilities across the organisation. As part of its second line of defence role, the Risk function oversees and challenges the firm-wide management of risk and the efficacy of the related controls. In addition, the Risk function is responsible for developing material risk policies and strategic frameworks for the business to use. The effectiveness of NatWest Group’s internal controls is reviewed regularly by the Board, the Group Audit Committee and the Board Risk Committee. The Internal Audit function undertakes independent assurance activities and provides reports to the Board and executive management on the quality and effectiveness of governance, risk management and internal controls to monitor, manage and mitigate risks in achieving the bank’s objectives. In addition, the Board receives a risk management report at each scheduled Board meeting. Executive management committees in each of NatWest Group’s businesses also receive regular reports on significant risks facing their business and how these are being controlled. Details of the bank’s approach to risk management are given in the Risk & Capital Management section of the Annual Report on Form 20-F. While several planned activities designed to enhance the control environment were disrupted by the extensive impact of COVID-19 (thereby delaying the achievement of the NatWest Group’s control environment target), the control environment remained largely stable in 2020. There was continuing management focus on the delivery of regulatory programmes – including the internal transformation programme established in response to updated IRB regulation from the Prudential Regulatory Authority (PRA) and the European Banking Authority (EBA) – as well as a review of the controls and processes relating to certain regulatory reporting. There was also significant focus on work to enhance controls relating to financial crime risks – including ongoing work to strengthen customer due diligence standards. The focus of the of NatWest Group in establishing and maintaining a robust risk culture made a valuable contribution to the overall control environment. The remediation of known control issues remained a focus of the Group Audit Committee and the Board Risk Committee during 2020. For further information on their oversight of remediation of the most significant issues, please refer to the Report of the Group Audit Committee and the Report of the Board Risk Committee. The Group Audit Committee has received confirmation that management has taken, or is taking, action to remedy significant failings or weaknesses identified through NatWest Group’s control framework. The Group Audit Committee and the Board Risk Committee will continue to focus on such remediation activity, particularly in view of the transformation agenda. While not being part of the Group’s system of internal control, the Group’s independent auditors present to the Group Audit Committee reports that include details of any significant internal control deficiencies they have identified. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Risk & Capital Management section.

Compliance report Management’s report on internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting for NatWest Group. NatWest Group’s internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes: Policies and procedures that relate to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of assets. Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management. Controls providing reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Management has assessed the effectiveness of its internal control over financial reporting as of 31 December 2020 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework’. Based on its assessment, management has concluded that, as of 31 December 2019, NatWest Group’s internal control over financial reporting is effective. The effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2020 has been audited by Ernst & Young LLP, NatWest Group’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of NatWest Group plc expresses an unqualified opinion on NatWest Group’s internal control over financial reporting as of the 31 December 2020. Disclosure controls and procedures As required by Exchange Act rules, management (including the Group CEO and Group CFO) have conducted an evaluation of the effectiveness and design of NatWest Group’s disclosure controls and procedures (as defined in the Exchange Act rules) as at 31 December 2020. Based on this evaluation, management (including the Group Chief Executive Officer and Chief Financial Officer) concluded that NatWest Group plc’s disclosure controls and procedures were effective as of the end of the period covered by this annual report. Changes in internal control There was no change in NatWest Group’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, NatWest Group’s internal control over financial reporting. The New York Stock Exchange As a foreign private issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the NYSE), NatWest Group plc is not required to comply with all of the NYSE governance standards applicable to US domestic companies (the NYSE Standards) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards. NatWest Group plc is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards. In March 2020 NatWest Group plc submitted its most recent Annual Written Affirmation to the NYSE, and in August 2020 an interim written affirmation was submitted following a change in membership of the Group Audit Committee. Both affirmations confirmed NatWest Group plc’s full compliance with the applicable provisions. The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. More detailed information about the Group Audit Committee and its work during 2020 is set out in the Group Audit Committee report on pages 111 to 115. The Board has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures: NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. NatWest Group plc follows the Code’s requirements in determining the independence of its directors and currently has 8 independent non-executive directors, one of whom is the senior independent director. The NYSE Standards require non-management directors to hold regular sessions without management present, and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non-executive directors without the executives present and non-executive directors are to meet without the Chairman present at least once a year to appraise the Chairman’s performance and NatWest Group plc complies with the requirements of the Code. The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors. The Chairman of the Board is also the Chairman of the Group Nominations and Governance Committee, which is permitted under the Code (since the Chairman was considered independent on appointment). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management. The NYSE standards require that the compensation committee of a listed company be composed entirely of independent directors. Although the members of the Group RemCo are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group RemCo and Group RemCo has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards. The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the CEO’s remuneration. As stated at the start of this Compliance report, in the case of NatWest Group plc, the Board rather than the Group RemCo reserves the authority to make the final determination of the remuneration of the CEO. The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2020, NatWest Group plc has complied with all of the provisions of the Code (subject to the exception described above) and the Code does not require NatWest Group plc to disclose the full range of corporate governance guidelines with which it complies. The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. NatWest Group has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on NatWest Group’s website at natwestgroup.com. This Compliance report forms part of the Corporate governance report and the Report of the directors.

 The directors present their report together with the audited accounts for the year ended 31 December 2020. Other information incorporated into this report by reference can be found at: Group structure During 2018 in preparation for ring-fencing a number of changes were made to the NatWest Group structure. Following these changes the company owns three main subsidiaries, NatWest Holdings Limited (the parent of the ring-fenced group which includes National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Ireland DAC), NatWest Markets Plc (the investment bank and the parent of NatWest Markets N.V.) and The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited). Further details of the principal subsidiary undertakings are shown in Note 9 and a full list of subsidiary undertakings and overseas branches is shown in Note 12 of the parent company accounts in NatWest Group’s 2020 Annual Report and Accounts. Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the company. HMT sold a further 925 million of its holding of the company’s ordinary shares in June 2018. At 31 December 2020, HMT’s holding in the company’s ordinary shares was 61.9%. Activities NatWest Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of NatWest Group, including the products and services provided by each of its operating segments and the markets in which they operate are contained in the Business review. Details of the strategy for delivering the company’s objectives can be found in the Strategic report. Results and dividends UK company law provides that dividends can only be paid if a company has sufficient distributable profits available to cover the dividend. A company’s distributable profits are its accumulated, realised profits not previously distributed or capitalised, less its accumulated, realised losses not previously written off in a reduction or re-organisation of capital. The loss attributable to the ordinary shareholders of NatWest Group plc for the year ended 31 December 2020 amounted to £753 million compared with a profit of £3,133 million for the year ended 31 December 2019, as set out in the consolidated income statement on page 257. In 2019 NatWest Group paid an interim dividend of £241 million, or 2.0p per ordinary share (2018 - £241 million, or 2.0p per ordinary share) and a special dividend of £1,449 million, or 12.0p per ordinary share (2018 – nil). In addition, the company had announced that the directors had recommended a final dividend of £364 million, or 3.0p per ordinary share (2018 – £422 million, or 3.5p per ordinary share), and a further special dividend of £606 million, or 5.0p per ordinary share (2018 £904 million, or 7.5p per ordinary share), both of which were subject to shareholders’ approval at the AGM on 29 April 2020. In response to a formal request from the Prudential Regulatory Authority, the Board cancelled the final ordinary and special dividend payments in relation to the 2019 financial year and did not submit them for approval at the AGM held on 29 April 2020. The company has announced that the directors have recommended a final dividend of £364 million, or 3p per ordinary share (2019 nil). The final dividend recommended by directors is subject to shareholders’ approval at the AGM on 28 April 2021. If approved, payment will be made on 4 May 2021 to shareholders on the register at the close of business on 26 March 2021. The ex-dividend date will be 25 March 2021. Subject to above mentioned condition, the payment of interim dividends on ordinary shares is at the discretion of the Board. Going concern NatWest Group’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect NatWest Group’s future results are set out on pages 347 to 366. NatWest Group’s regulatory capital resources and significant developments in 2020 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 218 to 233. This section also describes NatWest Group’s funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves. Having reviewed NatWest Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for a period of not less than twelve months. Accordingly, the financial statements of NatWest Group and of the company have been prepared on a going concern basis. UK Finance disclosure code NatWest Group plc’s 2020 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by the British Bankers' Association in 2010. The Code sets out five disclosure principles together with supporting guidance. The principles are that NatWest Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited. Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations The EDTF, established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). The DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulatory Authority, published its phase 2 report recommendations in December 2019.

Report of the directors NatWest Group plc’s 2020 Annual Report on Form 20-F and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations. Authority to repurchase shares At the Annual General Meeting in 2020 shareholders authorised the company to make market purchases of up to 1,209,390,919 ordinary shares. The directors have not exercised this authority to date. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2021. On 6 February 2019 the company held a General Meeting and shareholders approved a special resolution to give the company authority to make off-market purchases of up to 4.99 per cent of its ordinary share capital in issuance from HM Treasury (or its nominee) at such times as the Directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting available on natwestgroup.com. This authority was renewed at the 2020 Annual General Meeting and Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2021. Additional information Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. The rights and obligations attached to the company’s ordinary shares and preference shares are set out in our Articles of Association, copies of which can be obtained from Companies House in the UK or can be found at natwestgroup.com. Non-cumulative preference share details are set out in Note 21 of the consolidated accounts. The cumulative preference shares represent less than 0.008% of the total voting rights of the company, the remainder being represented by the ordinary shares. On a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares, present in person or by proxy and entitled to vote, shall have one vote. On a poll, every holder of ordinary shares or cumulative preference shares present in person or by proxy and entitled to vote, shall have four votes for every share held. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting. There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). At the 2018 Annual General Meeting, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the Annual General Meeting in 2021. Shareholders will be asked to renew this authority at the Annual General Meeting in 2021. Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company’s shares. The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment, are set out in our Articles of Association. It will be proposed at the 2021 Annual General Meeting that the directors’ authorities to allot shares under the Companies Act 2006 (the Companies Act) be renewed. The Articles of Association may only be amended by a special resolution at a general meeting of shareholders. The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company. A number of the company’s employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 sets out a summary of the plans. Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants’ instructions. If a participant does not submit an instruction to the Trustee no vote is registered. For shares held in the company’s other Employee Share Trusts, the voting rights are exercisable by the Trustees. However, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts. A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company’s employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant. Directors The names and brief biographical details of the current directors are shown on pages 101 and 102. Howard Davies, Frank Dangeard,, Patrick Flynn, Morten Friis, Robert Gillespie, Katie Murray, Mike Rogers, Alison Rose, Mark Seligman and Lena Wilson all served throughout the year and to the date of signing of the financial statements. Yasmin Jetha was appointed on 1 April 2020 Alison Davis resigned from the Board on 31 March 2020. Baroness Noakes resigned from the Board on 31 July 2020. All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders. Directors’ interests The interests of the directors in the shares of the company at 31 December 2020 are shown on page 148. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2020 to 18 February 2021. Directors’ indemnities In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the NatWest Group and NWH Executive Committees, individuals authorised by the PRA/FCA, certain directors and/or officers of NatWest Group subsidiaries and all trustees of NatWest Group pension schemes. Controlling shareholder In accordance with the UK Listing Rules, the company has entered into an agreement with HM Treasury (the ‘Controlling Shareholder’) which is intended to ensure that the Controlling Shareholder complies with the independence provisions set out in the UK Listing Rules. The company has complied with the independence provisions in the relationship agreement and as far as the company is aware the independence and procurement provisions in the relationship agreement have been complied with in the period by the controlling shareholder. NatWest Group Annual Report on Form 20-F158

 Shareholdings The table below shows shareholders that have notified NatWest Group that they hold more than 3% of the total voting rights of the company at 31 December 2020. Solicitor For The Affairs of During 2020, NatWest Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that NatWest Group’s longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2021. Auditors Ernst & Young LLP (EY LLP) are the auditors and have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company’s auditors will be proposed at the forthcoming Annual General Meeting. Her Majesty’s Treasury as Nominee for Her Majesty’s Treasury Ordinary Number of shares (millions) % of share class held % of total voting rights held Directors’ disclosure to auditors Each of the directors at the date of approval of this report confirms that: so far as the director is aware, there is no relevant audit information of which the By order of the Board shares7,50961.9161.91 As at 18 February 2021, there were no changes to the shareholdings shown in the table above. Listing Rule 9.8.4 The information to be disclosed in the Annual Report on Form 20-F under LR 9.8.4, is set out in this Directors’ report with the exception of details of contracts of significance under LR 9.8.4 (10) and (11) given in Additional Information on page 369. Political donations At the Annual General Meeting in 2020, shareholders gave authority under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. company’s auditors are unaware; and the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act. Jan Cargill Company Secretary 19 February 2021 NatWest Group plc is registered in Scotland No. SC45551

Statement of directors’ responsibilities This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 251 to 256. The directors are responsible for the preparation of the Annual Report on Form 20-F. The directors are required to prepare Group accounts, and as permitted by the Companies Act 2006 have elected to prepare company accounts, for each financial year in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of NatWest Group. In preparing those accounts, the directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts. The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of NatWest Group and to enable them to ensure that the Annual Report on Form 20-F complies with the Companies Act 2006. They are also responsible for safeguarding the assets of NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The directors confirm that to the best of their knowledge: the financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and the Strategic report and Directors’ report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. In addition, the directors are of the opinion that the Annual Report on Form 20-F, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company’s position and performance, business model and strategy. By order of the Board Howard DaviesAlison Rose-SladeKatie Murray ChairmanGroup Chief Executive OfficerGroup Chief Financial Officer 19 February 2021 Board of directors ChairmanExecutive directorsNon-executive directors Howard DaviesAlison Rose Katie Murray Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson

 Presentation of information Where indicated by a bracket in the margins, certain information in the Risk and capital management section (pages 161 to 249) is within the scope of the Independent auditor’s report. Update on COVID-19 The unprecedented challenge posed by the global pandemic – for families, businesses and governments around the world – also led to a number of significant risk management challenges. NatWest Group remained committed to supporting its customers while operating safely and soundly in line with its strategic objectives. Most notably, the credit risk profile was heightened due to deteriorating economic conditions. NatWest Group provided a significant level of payment holidays during the crisis, and facilitated a high volume of loans through the UK government CBILS, CLBILS and BBLS initiatives. This is detailed in the Credit risk section. In addition, NatWest Group’s operational risk profile became heightened due to the need to adapt working methods and practices to large-scale working from home and the requirement to respond to the crisis – and provide customer support – at pace. As a result of its strong balance sheet and prudent approach to risk management, NatWest Group remains well placed to withstand the impacts of the pandemic as well as providing support to customers when they need it most. Risk management framework Introduction NatWest Group operates an enterprise wide risk management framework, which is centred around the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation. The framework ensures that NatWest Group’s principal risks – which are detailed in this section – are appropriately controlled and managed. In addition, there is a process to identify and manage top risks, which are those which could have a significant negative impact on NatWest Group’s ability to meet its strategic objectives. A complementary process operates to identify emerging risks. Both top and emerging risks are reported to the Board on a regular basis alongside reporting on the principal risks. Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries. All NatWest Group colleagues share ownership of the way risk is managed, working together to make sure business activities and policies are consistent with risk appetite. The methodology for setting, governing and embedding risk appetite is being further enhanced with the aim of revising current risk appetite processes and increasing alignment with strategic planning and external threat assessments. Culture Culture is at the centre of both the risk management framework and risk management practice. NatWest Group’s risk culture target is to make risk part of the way employees work and think. A focus on leaders as role models and action to build clarity, develop capability and motivate employees to reach the required standards of behaviour are key to achieving the risk culture target. Colleagues are expected to: Take personal responsibility for understanding and proactively managing the risks associated with individual roles. Respect risk management and the part it plays in daily work. Understand the risks associated with individual roles. Align decision-making to NatWest Group’s risk appetite. Consider risk in all actions and decisions. Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses. Challenge others’ attitudes, ideas and actions. Report and communicate risks transparently. The target risk culture behaviours are embedded in Our Standards and are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. These act as an effective basis for a strong risk culture because Our Standards are used for performance management, recruitment and development. Training A wide range of learning, both technical and behavioural, is offered across the risk disciplines. This training can be mandatory, role-specific or for personal development and enables colleagues to develop the capabilities and confidence to manage risk effectively. Our Code NatWest Group’s conduct guidance, Our Code, provides direction on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed. These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes. If conduct falls short of NatWest Group’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook. Any employee falling short of the expected standards would also be subject to internal disciplinary policies and procedures. If appropriate, the relevant authority would be notified.

 Risk management framework continued Governance Committee structure The diagram shows NatWest Group plc’s risk committee structure in 2020 and the main purposes of each committee. NatWest Group plc Board Considers material risks and approves, as appropriate, actions recommended by the Group Board Risk Committee. Monitors performance against risk appetite. Reviews and approves the risk appetite framework and qualitative statements of risk appetite for all key risks. Group Board Risk Committee Provides oversight and advice to the Board on current and future risk exposures, risk profile, risk appetite and risk culture. Reviews the design and implementation of the risk management framework and provides input to remuneration decisions. Group Audit Committee Assists the Board in carrying out its accounting, internal control and financial reporting responsibilities. Reviews the effectiveness of internal controls systems relating to financial management and compliance with financial reporting, asset safeguarding and accounting laws. Group Executive Risk Committee(1) Reviews, challenges and debates all material risk and control matters across the Group. Supports the CEO and other accountable executives in approval of the risk management framework, agrees executive approved risk appetite measures and discharges other risk management accountabilities. Group Executive Disclosure Committee(5) Group Executive Committee(2) Supports the Group CEO in discharging her individual accountabilities including matters relating to strategy, financials, capital, risk and operational issues. Monitors the implementation of culture change. Supports the Group CEO in forming recommendations to the Board and relevant board committees. Group Asset & Liability Management XX Committee(3, 4) Supports the Group CFO in overseeing the effective management of the Group’s current and future balance sheet in line with Board-approved strategy and risk appetite. Notes: The Group Executive Risk Committee is chaired by the Group Chief Executive Officer and supports her (and other accountable executives) in discharging risk management accountabilities. The Group Executive Committee is chaired by the Group Chief Executive Officer and supports her in discharging her individual accountabilities in accordance with the authority delegated to her by the Board. The Group Asset & Liability Management Committee is chaired by the Group Chief Financial Officer and supports her in discharging her individual accountabilities relating to treasury and balance sheet management. In addition, the Group Technical Asset & Liability Management Committee, chaired by the Group Treasurer, provides oversight of capital and balance sheet management in line with approved risk appetite under normal and stress conditions. Reviews and challenges the financial strategy, risk management, balance sheet and remuneration and policy implications of the Group’s pension schemes. The Group Executive Disclosure Committee is chaired by the Group Chief Financial Officer and supports her in discharging her accountabilities relating to the production and integrity of the Group’s financial information and disclosures.

Risk management structure The diagram shows NatWest Group’s risk management structure in 2020 and key risk management responsibilities. Group Chief Risk Officer Leads the NatWest Group Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of NatWest Group strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the developments of strategy, transformation and culture as a member of the Executive Committee. Group Chief Executive Officer NWH Chief Executive Officer NWM Chief Executive Officer NWH Chief Risk Officer NWM Chief Risk Officer Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across NatWest Group governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee. Leads the NWM Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to NWM strategy as a member of the NWM Executive Committee. RBSI Chief Executive Officer RBSI Chief Risk Officer Leads the RBSI Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to RBSI strategy as a member of the RBSI Executive Committee. Notes: The Group Chief Executive Officer also performs the NWH Chief Executive Officer role. The Group Chief Risk Officer also performs the NWH Chief Risk Officer role. The NWH Risk function provides risk management services across NWH, including to the NWH Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements. The NWH Risk function is independent of the NWH customer-facing franchises and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses and key functional risk committees oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial Banking; wealth businesses; Financial & Strategic Risk; Non-Financial Risk & Frameworks and Compliance & Conduct) as well as the Director, Financial Crime Risk NatWest Holdings and the Chief Operating Officer report to the NWH Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC reports to the Ulster Bank Ireland DAC Chief Executive. He also has a reporting line to the NWH Chief Risk Officer and to the Chair of the Ulster Bank Ireland DAC Board Risk Committee. The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective Risk Committees.

 Risk management framework continued Three lines of defence NatWest Group uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. It supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of these three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outside the three lines of defence principles. First line of defence The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing franchises, Technology and Services as well as support functions such as Human Resources, Legal and Finance. The first line of defence is empowered to take risks within the constraints of the risk management framework and policies as well as the risk appetite statements and measures set by the Board. The first line of defence is responsible for managing its direct risks. With the support of specialist functions such as Legal, HR and Technology, it is also responsible for managing its consequential risks by identifying, assessing, mitigating, monitoring and reporting risks. Second line of defence The second line of defence comprises the Risk function and is independent of the first line. The second line of defence is empowered to design and maintain the risk management framework and its components. It undertakes proactive risk oversight and continuous monitoring activities to confirm that NatWest Group engages in permissible and sustainable risk-taking activities. The second line of defence advises on, monitors, challenges, approves, escalates and reports on the risk-taking activities of the first line, ensuring that these are within the constraints of the risk management framework and policies as well as the risk appetite statements and measures set by the Board. Third line of defence The third line of defence is the Internal Audit function and is independent of the first and second lines. The third line of defence is responsible for providing independent and objective assurance to the Board, its subsidiary legal entity boards and executive management on the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the key risks to NatWest Group and its subsidiary companies achieving their objectives. The third line of defence executes its duties freely and objectively in accordance with the Institute of Internal Auditors’ Code of Ethics & Standards. Risk appetite Risk appetite defines the level and types of risk NatWest Group is willing to accept, within risk capacity, in order to achieve strategic objectives and business plans. It links the goals and priorities to risk management in a way that guides and empowers staff to serve customers well and achieve financial targets. Strategic risks are those that threaten the safety and soundness of NatWest Group or its ability to achieve strategic objectives. For certain strategic risks, risk capacity defines the maximum level of risk NatWest Group can assume before breaching constraints determined by regulatory capital and liquidity requirements, the operational environment, and from a conduct perspective. Establishing risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and NatWest Group’s ultimate capacity to absorb losses. Risk appetite framework The risk appetite framework bolsters effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging risks and risk-taking activities that might be out of appetite are identified, assessed, escalated and addressed in a timely manner. To facilitate this, a detailed annual review of the framework is carried out. The review includes: Assessing the adequacy of the framework when compared to internal and external expectations. Ensuring the framework remains effective and acts as a strong control environment for risk appetite. Assessing the level of embedding of risk appetite across the organisation. The Board approves the risk appetite framework annually. Establishing risk appetite In line with NatWest Group’s risk appetite framework, risk appetite is maintained across NatWest Group through risk appetite statements. The risk appetite statements provide clarity on the scale and type of activities that can be undertaken in a manner that is easily conveyed to staff. Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. They are established at NatWest Group-wide level for all strategic risks and material risks, and at legal entity, business, and function level for all other risks. The annual process of establishing risk appetite statements is completed alongside the business and financial planning process. This ensures plans and risk appetite are appropriately aligned. The Board sets risk appetite for the most material risks to help ensure NatWest Group is well placed to meet its priorities and long-term targets even in challenging economic environments. It is the basis on which NatWest Group remains safe and sound while implementing its strategic business objectives. NatWest Group’s risk profile is frequently reviewed and monitored and management focus is concentrated on all strategic risks, material risks and emerging risk issues. Risk profile relative to risk appetite is reported regularly to the Board and senior management. Risk controls and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for material risk types is set in alignment with business activities. NatWest Group policies directly support the qualitative aspects of risk appetite. They ensure that appropriate controls are set and monitored. Identification and measurement Identification and measurement within the risk management process comprise: Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors. Monitoring of the risks associated with lending and credit exposures. Assessment of trading and non-trading portfolios. Review of potential risks in new business activities and processes. Analysis of potential risks in any complex and unusual business transactions. The financial and non-financial risks that NatWest Group faces are detailed in the Risk Directory. This provides a common risk language to ensure consistent terminology is used across NatWest Group. The Risk Directory is subject to annual review. This ensures that it continues to provide a comprehensive and meaningful list of the inherent risks within NatWest Group.

Mitigation Mitigation is an important aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group. The process for stress testing consists of four broad stages: Identify specific vulnerabilities and risks. Define Define and calibrate scenarios to examine When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that are due to risk mitigation actions) are considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of compliance and conduct risk. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Significant and emerging risks that could affect future results and performance are reviewed and monitored. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures relative to the risk, is also carried out. Testing and monitoring Targeted credit risk, compliance & conduct risk and financial crime risk activities are subject to testing and monitoring to confirm to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and NatWest Group’s regulators – that policies and procedures are being correctly implemented and operating adequately and effectively. Selected key controls are also reviewed. Thematic reviews and deep dives are also carried out where appropriate. scenarios Assess impact Calculate results and assess implications Develop and agree management actions risks and vulnerabilities. Formal governance process to agree scenarios. Translate scenarios into risk drivers. Assess impact to current and projected P&L and balance sheet. Impact assessment captures input across NatWest Group. Aggregate impacts into overall results. Results form part of the risk management process. Scenario results are used to inform business and capital plans. Scenario results are analysed by subject matter experts. Appropriate management actions are then developed. Scenario results and management actions are reviewed and agreed by senior committees, including the Executive Risk Committee, the Board Risk Committee and the Board. The adequacy and effectiveness of selected key controls owned and operated by the second line of defence are also tested (with a particular focus on credit risk controls). Selected controls within the scope of Section 404 of the US Sarbanes-Oxley Act 2002, as well as selected controls supporting risk data aggregation and reporting, are also reviewed. Anti-money laundering, sanctions, anti-bribery and corruption and tax evasion processes and controls are also tested and monitored. This helps provide an independent understanding of the financial crime control environment, whether or not controls are adequate and effective and whether financial crime risk is appropriately identified, managed and mitigated. The Risk Testing & Monitoring Forum and methodology ensures a consistent approach to all aspects of the second-line review activities. The forum also monitors and validates the annual plan and ongoing programme of reviews. Stress testing Stress testing – capital management Stress testing is a key risk management tool and a fundamental component of NatWest Group’s approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position. Stress testing includes: Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors. Sensitivity testing, which examines the impact of an incremental change to one or more risk factors. Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus.

 Risk management framework continued Specific areas that involve capital management include: Strategic financial and capital planning – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios. Risk appetite – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite. Risk monitoring – by monitoring the risks and horizon scanning events that could potentially affect NatWest Group’s financial strength and capital position. Risk mitigation – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Key risk mitigating actions are documented in NatWest Group’s recovery plan. Reverse stress testing is also carried out in order to identify circumstances that may lead to specific, defined outcomes such as business failure. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully. Capital sufficiency – going concern forward-looking view Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They are linked to economic variables and impairments and seek to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital. A range of future states are tested. In particular, capital requirements are assessed: Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period. Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined. Capital allocation NatWest Group has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite. The framework for allocating capital is approved by the Asset & Liability Management Committee. Governance Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans. Stress testing – liquidity Liquidity risk monitoring and contingency planning A suite of tools is used to monitor, limit and stress test the risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity Condition Indicators are monitored daily. This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning. Internal assessment of liquidity Under the liquidity risk management framework, NatWest Group maintains the Individual Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table below. TypeDescription The market perceives NatWest Group to be The examination of capital requirements under normal economic and adverse market conditions enables NatWest Group to determine Idiosyncratic scenario suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency. whether its projected business performance meets internal and regulatory capital requirements. The examination of capital requirements under adverse economic and market conditions is assessed through stress testing. The results of stress tests are not only used widely across NatWest Group but also by the regulators to set specific capital buffers. NatWest Group takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. Stress and peak-to-trough movements are used to help assess the amount of capital NatWest Group needs to hold in stress conditions in accordance with the capital risk appetite framework. Market-wide scenario Combined scenario A market stress event affecting all participants in a market through contagion, potential counterparty failure and other market risks. NatWest Group is affected under this scenario but no more severely than any other participants with equivalent exposure. This scenario models the combined impact of an idiosyncratic and market stress occurring at once, severely affecting funding markets and the liquidity of some assets. Internal assessment of capital adequacy An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA. The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to assess NatWest Group’s specific capital requirements through the Pillar 2 framework. NatWest Group uses the most severe outcome to set the internal stress testing scenario which underpins its internal liquidity risk appetite. This complements the regulatory liquidity coverage ratio requirement.

Stress testing – recovery and resolution planning The NatWest Group recovery plan explains how NatWest Group and its subsidiaries – as a consolidated group – would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis. The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include: Developing a series of recovery indicators to provide early warning of potential stress events. Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay. Developing a recovery playbook to provide a concise description of the actions required during recovery. Detailing a range of options to address different stress conditions. Appointing dedicated option owners to reduce the risk of delay and capacity concerns. The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group’s financial condition. It is assessed for appropriateness on an ongoing basis and is updated annually. The plan is reviewed and approved by the Board prior to submission to the PRA each year. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International (Holdings) Limited, Ulster Bank Ireland DAC and NatWest Markets N.V.. These plans detail the recovery options, recovery indicators and escalation routes for each entity. Fire drill simulations of possible recovery events are used to test the effectiveness of NatWest Group and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress. The results and lessons learnt from the fire drills are used to enhance NatWest Group’s approach to recovery planning. Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report. Resolution would be implemented if NatWest Group was assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK resolution authority). A multi-year programme is in place to further develop resolution capability in line with regulatory requirements. Stress testing – climate NatWest Group will be carrying out climate scenario and stress-testing analysis as part of the Bank of England’s 2021 biennial exploratory scenario. The exercise will explore three distinct climate scenarios over a 30 year horizon to test the financial system’s resilience to climate-related risks. NatWest Group is also participating in the United Nations Environment Programme Finance Initiative focusing on analysis of how physical and transition risks could affect the agriculture and real estate sectors. Stress testing – market risk Non-traded market risk Non-traded exposures are reported to the PRA on a quarterly basis. This provides the regulator with an overview of NatWest Group’s banking book interest rate exposure. The report includes detailed product information analysed by interest rate driver and other characteristics, including accounting classification, currency and counterparty type. Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress exercises. NatWest Group also produces an internal scenario analysis as part of its financial planning cycles. Non-traded exposures are capitalised through the ICAAP. This covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk, equity risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with a 99% confidence level. Methodologies are reviewed by NatWest Group Model Risk and the results are approved by the NatWest Group Technical Asset & Liability Management Committee. Non-traded market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group. Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management. Traded market risk NatWest Group carries out daily market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading and fair value through other comprehensive income portfolios. NatWest Group conducts historical, macroeconomic and vulnerability-based stress testing. Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for value-at-risk, the current portfolio is stressed using historical data since 1 January 2005. This methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses. Historical stress tests form part of the market risk limit framework and their results are reported daily to senior management. Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line. Market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group. Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

 Risk management framework continued Internal scenarios During 2020, NatWest Group continuously refined and reviewed a series of internal scenarios – benchmarked against the Bank of England’s illustrative scenario – as the impact of COVID-19 evolved, including actual and potential effects on economic fundamentals. These scenarios included: The impact of travel restrictions, social distancing policies, self-isolation and sickness on GDP, employment and consumer spending. The impacts on business investment in critical sectors. The effect on house prices, commercial real estate values and major project finance. The effect of government interventions such as the Job Retention Scheme and the Coronavirus Business Interruption Loan Scheme. Applying the macro-scenarios to NatWest Group’s earnings, capital, liquidity and funding positions did not result in a breach of any regulatory thresholds. Regulatory stress testing NatWest Group has participated in the regulatory stress tests conducted annually by the Bank of England and biennially by the European Banking Authority (EBA). The results of these regulatory stress tests are carefully assessed and form part of the wider risk management of NatWest Group. However, in 2020 due to the impacts of COVID-19, the Bank of England and the EBA suspended their stress tests. Following the UK’s exit from the European Union on 31 December 2020, only relevant European subsidiaries of NatWest Group will take part in the EBA tests going forward. NatWest Group itself will not participate.

 Credit risk Definition Credit risk is the risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts. Sources of risk The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities. Key developments in 2020 The outlook for credit risk and asset quality deteriorated during the year driven by the unprecedented economic impact and disruption from COVID-19. The severity of the disruption impacted both Personal and Wholesale customers. The overall expected credit loss (ECL) charge increased materially as a result during 2020, largely during the second quarter of the year. The ECL charge was driven by Stage 2 where, due to the forward-looking nature of the IFRS 9 ECL model, there was a large migration of exposure into this category. Stage 3 ECL charges remained supressed as a result of government support schemes mitigating against defaults at this stage. NatWest Group participated in government backed support mechanisms, including granting payment holidays (also referred to as payment deferrals), originating loans and offering concessions where appropriate. As the various support schemes conclude, NatWest Group anticipates further credit deterioration in portfolios. Further details on the impact of COVID-19 on credit risk in NatWest Group are disclosed in the impact of COVID-19 section. Governance The Credit Risk function provides oversight of frontline credit risk management activities. Governance activities include: Defining credit risk appetite for the management of concentration risk and credit policy to establish the key causes of risk in the process of providing credit and the controls that must be in place to mitigate them. Approving and monitoring credit limits. Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that controls are being operated adequately and effectively. Assessing the adequacy of ECL provisions including approving any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees. Risk appetite Credit risk appetite aligns to the strategic risk appetite set by the Board and is set and monitored through risk appetite frameworks tailored to NatWest Group’s Personal and Wholesale segments. Personal The Personal credit risk appetite framework sets limits that measure and control the quality and concentration of both existing and new business for each relevant business segment. The actual performance of each portfolio is tracked relative to these limits and management action is taken where necessary. The limits apply to a range of credit risk-related measures including expected loss at both portfolio and product level, projected credit default rates across products and the loan-to-value (LTV) ratio of the mortgage portfolios. Wholesale For Wholesale credit, the framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits. Four formal frameworks are used, classifying, measuring and monitoring credit risk exposure across single name, sector and country concentrations and product and asset classes with heightened risk characteristics. The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate. Credit policy standards are in place for both the Wholesale and Personal portfolios. They are expressed as a set of mandatory controls. Identification and measurement Credit stewardship Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit risk stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management. Additional stewardship measures were put in place in response to COVID-19. Refer to the Impact of COVID-19 section for further details. Asset quality All credit grades map to an asset quality (AQ) scale, used for financial reporting. Performing loans are defined as AQ1-AQ9 (where the probability of default (PD) is less than 100%) and defaulted non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%). Loans are defined as defaulted when the payment status becomes 90 days past due, or earlier if there is clear evidence that the borrower is unlikely to repay, for example bankruptcy or insolvency. Counterparty credit risk Counterparty credit risk arises from the obligations of customers under derivative and securities financing transactions. NatWest Group mitigates counterparty credit risk through collateralisation and netting agreements, which allow amounts owed by NatWest Group to a counterparty to be netted against amounts the counterparty owes NatWest Group. Mitigation Mitigation techniques, as set out in the appropriate credit policies and transactional acceptance standards, are used in the management of credit portfolios across NatWest Group. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE). The valuation methodologies for collateral in the form of residential mortgage property and CRE are detailed below.

 Credit risk continued Residential mortgages – NatWest Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. NatWest Group values residential property during the loan underwriting process by either appraising properties individually or valuing them collectively using statistically valid models. NatWest Group updates residential property values quarterly using the relevant residential property index namely: RegionIndex used For lower risk transactions below specific thresholds, credit decisions can be approved through self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules. Such credit decisions must be within the approval authority of the relevant business sanctioner. For all other transactions, credit is only granted to customers following joint approval by an approver from the business and the credit risk UK (including Northern Ireland) Office for National Statistics House Price Index function or by two credit officers. The joint business and credit approvers act within a delegated approval authority under the Republic of IrelandCentral Statistics Office Residential Property Price Index The current indexed value of the property is a component of the ECL provisioning calculation. Commercial real estate valuations – NatWest Group has a panel of chartered surveying firms that cover the spectrum of geography and property sectors in which NatWest Group takes collateral. Suitable valuers for particular assets are contracted through a single service agreement to ensure consistency of quality and advice. Valuations are generally commissioned when an asset is taken as security; a material increase in a facility is requested; or a default event is anticipated or has occurred. In the UK, an independent third-party market indexation is applied to update external valuations once they are more than a year old and every three years a formal independent valuation is commissioned. In the Republic of Ireland, assets are revalued in line with the Central Bank of Ireland threshold requirements, which permits indexation for lower value residential assets, but demands regular Red Book valuations for higher value assets. Assessment and monitoring Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Wholesale portfolios. Personal Personal customers are served through a lending approach that entails offering a large number of small-value loans. To ensure that these lending decisions are made consistently, NatWest Group analyses internal credit information as well as external data supplied by credit reference agencies (including historical debt servicing behaviour of customers with respect to both NatWest Group and other lenders). NatWest Group then sets its lending rules accordingly, developing different rules for different products. The process is then largely automated, with each customer receiving an individual credit score that reflects both internal and external behaviours and this score is compared with the lending rules set. For relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions. These decisions are made within specified delegated authority limits that are issued dependent on the experience of the individual. Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened materially to sustain growth. Wholesale Wholesale customers – including corporates, banks and other financial institutions – are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected. A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction. Credit approvals are subject to environmental, social and governance risk policies which restrict exposure to certain highly carbon intensive industries as well as those with potentially heightened reputational impacts. Wholesale Credit Authorities Framework Policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority. Both business and credit approvers are accountable for the quality of each decision taken, although the credit risk approver holds ultimate sanctioning authority. Transactional acceptance standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite. Credit grades (PD) and loss given default (LGD) are reviewed and if appropriate re-approved annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk. Problem debt management Personal Early problem identification Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using NatWest Group data, and external using information from credit reference agencies. Proactive contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach, the aim is to prevent a customer’s financial position deteriorating which may then require intervention from the Collections and Recoveries teams. Personal customers experiencing financial difficulty are managed by the Collections team. If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the collections and recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular process and supported by a specialist team to ensure the customer receives appropriate support for their circumstances. Collections When a customer exceeds an agreed limit or misses a regular monthly payment the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not regularised then, where appropriate, the Collections team will become more fully involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and ‘breathing space’. In the event that an affordable/sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team. For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment, unless it is 90 days past due or has an interest non-accrual status, in which case it is categorised as Stage 3. In the Republic of Ireland, the relationship may pass to a specialist support team prior to any transfer to recoveries, depending on the outcome of customer financial assessment.

 Credit risk continued Recoveries The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer’s debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. An option that may also be considered, is the sale of unsecured debt. Exposures subject to formal debt recovery are defaulted and categorised as Stage 3 impaired. Wholesale Early problem identification Each segment and sector have defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty, they may decide to classify the customer within the Risk of Credit Loss framework. Risk of Credit Loss framework The framework focuses on Wholesale customers whose credit profiles have deteriorated materially since origination. Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to NatWest Group. There are two classifications which apply to non-defaulted customers within the framework – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures subject to the framework are categorised as Stage 2 and subject to a lifetime loss assessment. The framework also applies to those customers that have met NatWest Group’s default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes. Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities. Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within NatWest Group’s current risk appetite prior to maturity. Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to NatWest Group in the next 12 months should mitigating action not be taken or not be successful. Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. Actions include a review of the customer’s credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business, or by Restructuring. Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures are regularly reviewed by a Risk of Credit Loss Committee. The committee members are experienced credit, business and restructuring specialists. The purpose of the committee is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to NatWest Group. Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (refer to Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum. Other potential outcomes of the relationship review are to: remove the customer from the Risk of Credit Loss framework, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship. The Risk of Credit Loss framework does not apply to problem debt management for business banking customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the business banking recoveries team where a loan has been impaired. Restructuring Where customers are categorised as Risk of Credit Loss, relationships are mainly managed by the Restructuring team. The purpose of Restructuring is to protect NatWest Group’s capital. Restructuring does this by working with corporate and commercial customers in financial difficulty on their restructuring and repayment strategies. Restructuring will always aim to recover capital fairly and efficiently. Specialists in Restructuring work with customers experiencing financial difficulties and showing signs of financial stress. Throughout Restructuring’s involvement, the mainstream relationship manager will remain an integral part of the customer relationship, unless a repayment strategy is deemed appropriate. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing. Where a solvent outcome is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the preferred outcome. Forbearance Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer’s financial difficulties. The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance. A credit exposure may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. In the Personal portfolio, loans are reported as forborne until they meet the exit criteria set out by the European Banking Authority. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due. Exit criteria are not currently applied for Wholesale portfolios. Types of forbearance Personal In the Personal portfolio, forbearance may involve payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears and, in the Republic of Ireland only, temporary interest-only or partial capital and interest arrangements. Forbearance support is provided for both mortgages and unsecured lending.

 Credit risk continued Wholesale In the Wholesale portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps. Monitoring of forbearance Personal For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance. Wholesale In the Wholesale portfolio, customer PDs and facility LGDs are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, NatWest Group will consider other options such as the enforcement of security, insolvency proceedings or both, although these are options of last resort. Provisioning requirements on forbearance are detailed in the Provisioning for forbearance section. Impact of COVID-19 COVID-19 has necessitated various changes to the “business as usual” credit risk management approaches set out above. Specific adjustments made to credit risk management as a result of COVID-19 are set out below. Risk appetite Personal The onset of COVID-19 resulted in a significant deterioration in the economic outlook and consequently the credit environment. In response, credit risk appetite was tightened including changes to credit score acceptance thresholds and certain credit policy criteria, for example, maximum loan-to-values on new mortgage business. The criteria were reviewed and adapted on an ongoing basis throughout the year. Wholesale At the outset of COVID-19, Wholesale Credit Risk undertook a vulnerability assessment of sectors and conducted more frequent monitoring of these portfolios, including sub-sector and single name analysis. Additional oversight forums for both new and existing customer requests linked to sector, customer viability and transaction value were also introduced. Monitoring of government support scheme lending, including tracking customer lending journeys to prioritise resources, ensured customers could be supported in a timely manner. Risk appetite limits were reduced to reflect current risks and remain under constant review. Identification and measurement Credit stewardship Wholesale Natwest Group’s credit stewardship included carrying out regular portfolio or customer reviews and problem debt identification and management. In line with existing credit policy parameters, relationship managers were able to defer annual reviews for a maximum of three months. These deferrals were used during 2020 to provide capacity to focus on supporting government lending scheme requests. Customer review meetings took place virtually unless a specific customer request was made, prior approval obtained and a risk assessment carried out. Mitigation Personal During the COVID-19 lockdown from April to June in the UK, valuers were prohibited from conducting physical property inspections. As a result, mortgage application processing was suspended where a physical valuation was required. Applications eligible for remote valuations (known as desktops) and automated valuations (AVM) were able to continue and NatWest Group increased its valuation capacity to provide an additional quality assurance benchmark for ongoing assessment of desktop and AVM standards. Following the April to June lockdown, the application backlog was cleared once valuers were able to safely return to physical property inspections. Commercial real estate valuations Commercial property valuations were not conducted during the initial national lockdown due to travel restrictions, during which time physical valuations were postponed. Following this period, government guidance across the UK nations in respect of local and national lockdowns, confirmed that full internal property inspections could continue subject to adopting COVID-19 secure protocols. However, this required the full co-operation of occupiers and in addition, some commercial premises remained closed. Due to the limitations of some property valuations, The Royal Institute for Chartered Surveyors introduced a Material Valuation Uncertainty Clause (MVUC) for use at the time. There was a general lifting of the MVUC for all UK real estate valuations in September. However, where there is still considerable uncertainty for a location or particular sub-sector (for example, assets valued with reference to their trading potential such as hotels), the MVUC may still apply. This position has not changed with second wave local or subsequent national lockdowns. Assessment and monitoring Personal Reflecting the deteriorated economic outlook, underwriting standards were tightened including additional information requirements from self-employed applicants. Customers requesting a COVID-19 related payment holiday were not subject to a credit assessment for those requests. Portfolio performance monitoring was expanded to include insight on customers accessing payment holiday support and their performance at the end of the payment holiday period. Wholesale NatWest Group established guidance on credit grading in response to COVID-19 to ensure consistent and fair outcomes for customers, whilst appropriately reflecting the economic outlook. Within the Wholesale portfolio, customer credit grades were reassessed when a request for financing was made, a scheduled customer credit review undertaken or a material event specific to that customer occurred. A request for support using one of the government-backed COVID-19 support schemes was not, in itself, a reason for a customer’s credit grade to be amended. Large or complex customers were graded using financial forecasts, incorporating both the effect of COVID-19 and the estimated length of time to return to within credit appetite metrics. All other customers who were not subject to any wider significant increase in credit risk (SICR) triggers and who were assessed as having the ability in the medium-term post-COVID-19 to be viable and meet credit appetite metrics were graded using audited accounts. NatWest Group identified those customers for whom additional borrowing would require remedial action to return to within risk appetite over the medium term, and customers who were exhibiting signs of financial stress before COVID-19. These customers were graded with reference to the impact COVID-19 had on their business. Tailored guidance applies to financial institutions and, where appropriate, specialist credit grading models such as CRE. For certain types of COVID-19 related lending under government support schemes, notably BBLs, in line with the requirements of those schemes, a credit assessment was not undertaken.

 Credit risk continued Within the Wholesale portfolio, additional monitoring was implemented to identify and monitor specific sectors which had been particularly adversely affected by COVID-19 and the use of government support schemes (refer to Wholesale support schemes for further details). Problem debt management Personal In accordance with regulatory guidance, Personal customers were able to obtain a payment holiday of up to three months, twice, if requested. Such payment holidays would not necessarily have been considered forbearance (refer to Forbearance below). In addition, NatWest Group suspended new formal repossession recovery action for Personal customers. Wholesale In response to COVID-19, a new framework was introduced to categorise clients in a consistent manner across the Wholesale portfolio, based on the impact of COVID-19 on their financial position and outlook in relation to the sector risk appetite. This framework was extended to all Wholesale customers and supplemented the Risk of Credit Loss framework in assessing whether customers exhibited a SICR, and if support was considered to be granting forbearance. Tailored approaches were also introduced for business banking, commercial real estate and financial institutions customers. Forbearance Personal In the absence of any other forbearance or SICR triggers, customers granted COVID-19 related payment holidays were not considered forborne and were not subject to Collections team engagement. However, a subset of customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2. Any support provided beyond the completion of a second payment holiday is considered forbearance, provided the customer’s circumstances met the definitions for forbearance as described above. Wholesale Customers seeking COVID-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who were assessed as having the ability in the medium term post-COVID-19 to be viable and meet credit appetite metrics, were not considered to have been granted forbearance. ECL modelling The unprecedented nature of COVID-19 required various interventions in ECL modelling to ensure reasonable and supportable ECL estimates. These are detailed in the Model monitoring and enhancement section. Credit grading models Credit grading models is the collective term used to describe all models, frameworks and methodologies used to calculate PD, exposure at default (EAD), LGD, maturity and the production of credit grades. Credit grading models are designed to provide: An assessment of customer and transaction characteristics. A meaningful differentiation of credit risk. Accurate internal default, loss and EAD estimates that are used in the capital calculation or wider risk management purposes. Impairment, provisioning and write-offs In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality. NatWest Group’s IFRS 9 provisioning models, which used existing Basel models as a starting point, incorporate term structures and forward-looking information. Regulatory conservatism within the Basel models has been removed as appropriate to comply with the IFRS 9 requirement for unbiased ECL estimates. Five key areas may materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three relate to model application: Model build: The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing models which are reviewed annually). The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for assets in Stage 2. Model application: The assessment of the SICR and the formation of a framework capable of consistent application. The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience). The choice of forward-looking economic scenarios and their respective probability weights. Refer to Accounting policy 13 for further details. IFRS 9 ECL model design principles Modelling of ECL for IFRS 9 follows the conventional approach to divide the problem of estimating credit losses for a given account into its component parts of PD, LGD and EAD. To meet IFRS 9 requirements, the PD, LGD and EAD parameters differ from their Pillar 1 internal ratings based counterparts in the following aspects: Unbiased – material regulatory conservatism has been removed from IFRS 9 parameters to produce unbiased estimates. Point-in-time – IFRS 9 parameters reflect actual economic conditions at the reporting date instead of long-run average or downturn conditions. Forward-looking – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflect forward-looking economic conditions. Tenor – IFRS 9 PD, LGD and EAD are provided as multi-period term structures up to exposure lifetimes instead of a fixed one-year horizon. IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the PD over the remaining lifetime at the reporting date) with the equivalent lifetime PD as determined at the date of initial recognition. For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition. PD estimates Personal models Personal PD models use the Exogenous, Maturity and Vintage (EMV) approach to model default rates. The EMV approach separates portfolio default risk trends into three components: vintage effects (quality of new business over time), maturity effects (changes in risk relating to time on book) and exogenous effects (changes in risk relating to changes in macro-economic conditions). The EMV methodology has been widely adopted across the industry because it enables forward-looking economic information to be systematically incorporated into PD estimates. However, the unprecedented nature of COVID-19 required certain modelling interventions that are detailed in the UK economic uncertainty section.

 Credit risk continued Wholesale models Wholesale PD models use a point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in-time estimates that accurately reflect economic conditions observed at the reporting date. The framework utilises credit cycle indices (CCIs) across a comprehensive set of region/industry segments. Further detail on CCIs is provided in the Economic loss drivers section. One year point-in-time PDs are subsequently extended to forward-looking lifetime PDs using a conditional transition matrix approach and a set of econometric models. LGD estimates The general approach for the IFRS 9 LGD models is to leverage corresponding Basel LGD models with bespoke adjustments to ensure estimates are unbiased and where relevant, forward-looking. Personal Forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown minimal impact of economic conditions on LGDs for the other Personal portfolios. For Ulster Bank RoI, a bespoke IFRS 9 mortgage LGD model is used, reflecting its specific regional market. Wholesale Forward-looking economic information is incorporated into LGD estimates using the existing CCI framework. For low default portfolios, including sovereigns and banks, loss data is too scarce to substantiate estimates that vary with economic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon. EAD estimates Personal The IFRS 9 Personal modelling approach for EAD is dependent on product type. Revolving products use the existing Basel models as a basis, with appropriate adjustments incorporating a term structure based on time to default. Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates. There is no EAD model for Personal loans. Instead, debt flow (i.e. combined PD x EAD) is modelled directly. Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Personal portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates). Wholesale For Wholesale, EAD values are projected using product specific credit conversion factors (CCFs), closely following the product segmentation and approach of the respective Basel model. However, the CCFs are estimated over multi-year time horizons to produce unbiased model estimates. No explicit forward-looking information is incorporated, on the basis that analysis has shown that temporal variations in CCFs are mainly attributable to changes in exposure management practices rather than economic conditions. Governance and post model adjustments The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments (PMAs) were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All PMAs were subject to formal approval through provisioning governance, and were categorised as follows (business level commentary is provided below): Deferred model calibrations – ECL adjustments where PD model monitoring indicated that losses were being over predicted but where it was judged that an implied ECL release was not supportable. As a consequence, any potential ECL release was deferred and retained on the balance sheet. Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with multiple economic scenarios (also for 2019) and credit outcomes as a result of the effect of COVID-19 and the consequences of government interventions. In both cases, management judged that additional ECL was required until further credit performance data became available on the behavioural and loss consequences of COVID-19. ECL post model adjustments Retail Ulster Commercial 2020 Banking £m Bank RoI £m Banking £m Other £m Total £m Note: (1) For 2019, the PMA for model calibrations of approximately £22 million was reported on a different basis. At that time, the value was based on the required ECL uplift pending systematic updates to model parameters, although the adjustment value was included in the reported ECL. For 2020, the value of PD calibration releases that were deemed not supportable and retained on the balance sheet is disclosed. Therefore, to be consistent in approach, the PMA value for 2019 has been reported as nil. For LGD, where model monitoring outcomes were less clear, and emerged over an extended period, monitoring focused on assessing the adequacy of loss estimates, and was duly assured and governed at the year end.

 Credit risk continued Retail Banking – The PMA for deferred model calibrations of £34 million (of which £25 million was in mortgages) reflected management’s judgement that the beneficial modelling impact, and implied ECL decrease, arising from underlying portfolio performance, that had been influenced by the various customer support mechanisms, was not supportable. The PMA for economic uncertainty included an ECL uplift of £63 million (of which £39 million was in mortgages) on a subset of customers who had accessed payment holiday support where their risk profile was identified as relatively high risk. In addition, there was a holdback of a modelled ECL release of £69 million, again due to the delayed default emergence reflective of the various customer support mechanisms (£15 million related to mortgages and £54 million related to unsecured lending). The overlay as at 31 December 2019 was reflective of the uncertainty associated with Brexit, subsequently systematically incorporated within the multiple economic scenarios. The 2020 overlay also included an ECL uplift on buy-to-let mortgages of £15 million (2019 – £8 million) to mitigate the risk of a disproportionate credit deterioration in challenging economic circumstances. Other judgmental overlays included £13 million (2019 – £15 million) in respect of the repayment risk not captured in the models, that a proportion of customers on interest-only mortgages would not be able to repay the capital element of their loan at the end of term, as well as a £7 million overlay for an identified weakness in the mortgage PD model pending remediation. Ulster Bank RoI – The PMA for economic uncertainty included an adjustment of £103 million in the mortgage portfolio reflecting concerns that expected losses arising from defaults in the year ahead would be significantly higher than modelled. Like Commercial Banking (further detail below), there was an overlay of £30 million in the Wholesale portfolio relative to concerns about debt recovery values and the risk of idiosyncratic credit outcomes. It also included adjustments of £10 million in respect of high risk payment break mortgage customers and £31 million in the SME portfolio reflective of the elevated risk for this sector. These two overlays were also associated with a collective migration of exposures to Stage 2. Refer to the Stage 2 decomposition analysis for further details. Other judgemental overlays included a Stage 3 ECL uplift of £25 million in the mortgage portfolio to address concerns that the loss outcome under the forecast macro-economic scenarios would be higher than modelled. Similar to Retail Banking and Commercial Banking, there was also a PMA for deferred model calibrations of £2 million in the retail unsecured and business banking portfolios. Commercial Banking – The PMA for economic uncertainty included an overlay of £409 million (£450 million across NatWest Group’s Wholesale portfolio) based on a judgemental thesis, reflecting concern that the unprecedented nature of COVID-19 could result in longer debt recovery periods and lower values than history suggested, and also the risk of idiosyncratic credit outcomes. It also included an overlay of £52 million in respect of elevated concerns around borrowers’ ability to refinance facilities at the end of the contractual term. Additionally, it included overlays to address the effects of customer support mechanisms. Similar to Retail Banking, the overlay as at 31 December 2019 was reflective of the uncertainty associated with Brexit, subsequently systematically incorporated within the multiple economic scenarios. There was also a PMA for deferred model calibrations on the business banking portfolio reflecting management’s judgement that the beneficial modelling impact, and implied ECL decrease, was not supportable again whilst portfolio performance was being under-pinned by the various support mechanisms. Other adjustments included an overlay of £19 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR. Other – The PMAs in the other businesses were for similar reasons as those described above. Significant increase in credit risk (SICR) Exposures that are considered significantly credit deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). NatWest Group has adopted a framework to identify deterioration based primarily on relative movements in lifetime PD supported by additional qualitative backstops. The principles applied are consistent across NatWest Group and align to credit risk management practices, where appropriate. The framework comprises the following elements: IFRS 9 lifetime PD assessment (the primary driver) – on modelled portfolios, the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount, deterioration is assumed to have occurred and the exposure transferred to Stage 2 for a lifetime loss assessment. For Wholesale, a doubling of PD would indicate a SICR subject to a minimum PD uplift of 0.1%. For Personal portfolios, the criteria vary by risk band, with lower risk exposures needing to deteriorate more than higher risk exposures, as outlined in the following table: Qualitative high-risk backstops – the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Wholesale exposures managed within the Risk of Credit Loss framework, and adverse credit bureau results for Personal customers. Where a Personal customer was granted a payment holiday (also referred to as a payment deferral) in response to COVID-19, they were not automatically transferred into Stage 2. However, a subset of Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2 (if not in Stage 2 already). Any support provided beyond completion of the second payment holiday was considered forbearance. Wholesale customers accessing the various COVID-19 support mechanisms were assessed as detailed in the Impact of COVID-19 section. Persistence (Personal and business banking customers only) – the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. The persistence rule is applied to PD driven deterioration only. The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives: Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population. Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population. Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

 Credit risk continued Provisioning for forbearance Personal The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions. Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is likely to continue to do so. The loan would continue to be reported as forborne until it meets the exit criteria set out by the European Banking Authority. Additionally, for some forbearance types, a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (Retail Banking collections function). For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment. For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans. In the absence of any other forbearance or SICR triggers, customers granted COVID-19 related payment holidays were not considered forborne. However, any support provided beyond completion of a second payment holiday is considered forbearance. Wholesale Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings – are considered in order to establish whether an impairment provision increase is required. Wholesale loans granted forbearance are individually assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment. Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This difference will lead to a customer being classified as non-performing. In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted. The transfer of Wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off or released and the balance of the loan returned to performing status. This is not dependent on a specified time period and follows the credit risk manager’s assessment. Customers seeking COVID-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who were assessed as having the ability in the medium term post-COVID-19 to be viable and meet credit appetite metrics, were not considered to have been granted forbearance. Refer to the Impact of COVID-19 section for further details. Asset lifetimes The choice of initial recognition and asset duration is another critical judgement in determining the quantum of lifetime losses that apply. The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of SICR as detailed above. For asset duration, the approach applied (in line with IFRS 9 requirements) is: Term lending – the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected prepayment and amortisation). Revolving facilities – for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For Wholesale portfolios, asset duration is based on annual counterparty review schedules and will be set to the next review date. In the case of credit cards, the most significant judgement is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence, a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped the ECL impact is estimated at approximately £110 million (2019 – £90 million). However, credit card balances originated under the 0% balance transfer product, and representing approximately 12% of drawn cards balances, have their ECL calculated on a behavioural life-time approach as opposed to being capped at a maximum of three years. The capped approach reflects NatWest Group practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9. Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between three and ten years. Across Europe, durations are shorter and are, in some cases, as low as one year.

 Credit risk continued Economic loss drivers Introduction The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic factors, (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement. The most material economic loss drivers for the Personal portfolio include unemployment rates, house price indices and the Bank of England and the European Central Bank base rates. For the Wholesale portfolio, in addition to interest and unemployment rates, national GDP, stock price indices and world GDP are primary loss drivers. Economic scenarios As at 31 December 2020, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. They comprised upside, base case, downside and extreme downside scenarios. The scenarios primarily reflect a range of outcomes for the path of COVID-19 and associated effects on labour and asset markets. The scenarios were consistent with the UK-EU Trade and Cooperation Agreement and are summarised as follows: Upside – This scenario assumes a very strong recovery through 2021, facilitated by a very rapid rollout of the vaccine. Economic output regains its pre-COVID-19 peak by the end of the year. The rebound in consumer spending from an easing in lockdown restrictions is rapid, enabling a more successful reabsorption of furloughed labour compared to the base case. That limits the rise in unemployment. Consequently, the effect on asset prices is more limited compared to the base case. Base case – The current lockdown restrictions are gradually loosened enabling a recovery over the course of 2021. The rollout of the vaccines proceeds as planned. Consumer spending rebounds as accumulated household savings are spent, providing support to the recovery in consumer-facing service sectors. Unemployment rises through to the second half of 2021, peaking at 7%, before gradually retreating. Housing activity slows in the second half of 2021 with a very limited decline in prices. Downside – This scenario assumes the rollout of the COVID-19 vaccine is slower compared to base case, leading to a more sluggish recovery. Business confidence is slower to return while households remain more cautious. This scenario assumes that the labour market and asset market damage is greater than in the base case. Unemployment peaks at 9.4%, surpassing the financial crisis peak and causing more scarring. Extreme downside – This scenario assumes a new variant of COVID-19 necessitates a new vaccine, which substantially slows the speed of rollout, prolonging the recovery. There is a renewed sharp downturn in the economy in 2021. Firms react by shedding labour in significant numbers, leading to a very difficult recovery with the unemployment rate surpassing the levels seen in the 1980s. There are very sharp declines in asset prices. The recovery is tepid throughout the five-year period, meaning only a gradual decline in joblessness. In contrast, as at 31 December 2019, NatWest Group used five discrete scenarios to characterise the distribution of risks in the economic outlook. For 2020, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, asset price falls and the degree of permanent damage to the economy, around which there are pronounced levels of uncertainty at this stage. The tables and commentary below provide details of the key economic loss drivers under the four scenarios. The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the main macroeconomic variables table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The House Price Inflation and commercial real estate figures show the total change in each asset over five years. Main macroeconomic variables20202019 UpsideBase caseDownside downside Upside 2 Upside 1 Base case Downside 1 Downside 2%%% % % %%%% Five-year summary Note: (1) The five year period starts at Q3 2020 for 2020 and Q3 2019 for 2019.

 Credit risk continued Economic loss drivers UK gross domestic product 115 105 95 85 75 Q4 2019Q4 2020Q4 2021Q4 2023Q4 2024Q4 2025Q4 2026 2020 (9.3) (10.9) (11.1) (12.3) 2021 9.0 4.5 2.6 (4.6) 2022 2.6 4.2 4.6 6.1 2023 2.2 3.2 3.2 4.0 2024 2.3 2.8 3.1 2.3 2025 2.3 2.4 2.6 2.3 2020 (1.6) (2.2) (2.7) (4.9) 2021 9.9 5.2 0.8 (6.4) 2022 5.2 5.2 4.6 8.4 2023 3.1 3.5 3.9 5.9 2024 1.9 2.7 3.8 2.5 2025 2.1 2.6 3.8 2.4 2020 4.4 4.4 4.9 5.4 2021 5.6 6.3 8.5 12.3 2022 4.5 6.3 7.7 12.0 2023 3.8 5.5 6.7 9.0 2024 3.8 5.1 6.2 7.5 2025 3.9 5.1 6.2 7.3 2020 11.6 11.9 12.1 13.0 2021 7.2 9.4 11.4 14.9 2022 5.1 7.4 9.6 11.7 2023 4.4 6.5 8.6 9.6 2024 4.5 6.2 7.8 8.6 2025 4.6 6.1 7.2 8.5 Upside Base case Downside downside Upside Base case Downside downside % % % % Republic of Ireland % % % % 2020 2.3 (0.1) (0.8) (3.2) 2021 3.6 (4.1) (12.9) (24.9) 2022 3.3 3.8 3.4 7.4 2023 2.9 4.1 5.9 7.4 2024 3.3 4.9 7.6 5.7 2025 4.2 4.6 5.4 5.5 Commercial real estate price - four quarter growthExtreme Upside Base case Downside downside UK%%%%

Worst points The worst points refer to the worst four-quarter rate of change for GDP, House Price Inflation and commercial real estate price and the worst quarterly figures for unemployment between 2020 and 2025. 31December202031 December 2019 Upside Base case Downside downside Downside 1 Downside 2%% % %% UK 31December202031 December 2019 Upside Base case Downside downside Downside 1 Downside 2%% % %% Republic of Ireland Peak (Q3 2020 to trough)31 December 2020 Extreme 31 December 2020 Extreme

 Credit risk continued Economic loss drivers Probability weightings of scenarios NatWest Group’s approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. The scale of the economic impact of COVID-19 and the range of recovery paths necessitates a change of approach to assigning probability weights from that used in recent updates. Previously GDP paths for NatWest Group’s scenarios were compared against a set of 1,000 model runs, following which a percentile in the distribution was established that most closely corresponded to the scenario. This approach does not produce meaningful outcomes in the current circumstances because GDP is highly volatile and highly uncertain. Instead, NatWest Group has subjectively applied probability weights, reflecting expert views within NatWest Group. The probability weight assignment was judged to present good coverage to the central scenarios and the potential for a far more robust recovery on the upside and exceptionally challenging outcomes on the downside. A 20% weighting was applied to the upside scenario, a 40% weighting applied to the base case scenario, a 30% weighting applied to the downside scenario and a 10% weighting applied to the extreme downside scenario. NatWest Group judged a downside-biased weighting as appropriate given the risk to the outlook posed by the numerous factors influencing the path of COVID-19, the rollout of the vaccine and the pace at which social distancing restrictions can be relaxed. Use of the scenarios in Personal lending Personal lending follows a discrete scenario approach which means that for each account, PD and LGD values are calculated as probability weighted averages across the individual, discrete economic scenarios. The PD values for each discrete scenario are in turn calculated using product specific econometric models that aggregate forecasts of the relevant economic loss drivers into forecasts of the exogenous component of the respective PD models (refer to IFRS 9 ECL model design principles). Use of the scenarios in Wholesale lending The Wholesale lending methodology is based on the concept of CCIs. The CCIs represent, similar to the exogenous component in Personal, all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long-run average levels and a negative CCI value corresponds to loss rates above long-run average levels. The four economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption, i.e. that after one to two years into the forecast horizon the CCI gradually revert to their long-run average of zero. Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection. The rationale for the Wholesale approach is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NatWest Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone. Business banking, while part of the Wholesale segment, for reporting purposes, utilises the Personal lending rather than the Wholesale lending methodology. UK economic uncertainty Treatment of COVID-19 relief mechanisms Use of COVID-19 relief mechanisms (for example, payment holidays, CBILS and BBLS) will not automatically merit identification of SICR and trigger a Stage 2 classification in isolation. However, a subset of Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk were collectively migrated to Stage 2 (if not already captured by other SICR criteria). For Wholesale customers, NatWest Group continues to provide support, where appropriate, to existing customers. Those who are deemed either (a) to require a prolonged timescale to return to within NatWest Group’s risk appetite, (b) not to have been viable pre-COVID-19, or (c) not to be able to sustain their debt once COVID-19 is over, will trigger a SICR and, if concessions are sought, be categorised as forborne, in line with regulatory guidance. As some of the government support mechanisms conclude, NatWest Group anticipates further credit deterioration in the portfolios. There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. A key factor would be a more adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates, but also, among others: The timing and nature of governmental exit plans from lockdown, notably in the UK and the Republic of Ireland, and any future repeated lockdown requirements. The progress of COVID-19, with potential for changes in worker/consumer behaviour and sickness levels. The efficacy of the various government support initiatives in terms of their ability to defray customer defaults is yet to be proven, notably over an extended period. Any further damage to certain supply chains, most notably in the case of any re-tightening of lockdown rules but also delays caused by social distancing measures and possible export/import controls. The level of revenues lost by corporate clients and pace of recovery of those revenues may affect NatWest Group’s clients’ ability to service their borrowing, especially in those sectors most exposed to the impacts of COVID-19. Higher unemployment if companies fail to restart jobs after periods of staff furlough. This could potentially lead to further ECL increases. However, the income statement impact of this will be mitigated to some extent by the forward-looking provisions taken as at 31 December 2020.

Model monitoring and enhancement The abrupt and prolonged interruption of a wide range of economic activities due to COVID-19 and the subsequent government interventions to support businesses and individuals, has resulted in patterns in the data of key economic loss drivers and loss outcomes, that are markedly different from those that NatWest Group’s models have been built on. To account for these structural changes, model adjustments have been applied and model changes have been implemented. Government support Most notably as a result of various government support measures, the increase in model-predicted defaults caused by the sharp contraction in GDP and consumer spending in Q2 2020 has to date not materialised. Accordingly, model-projected default rates in Wholesale and Personal have been adjusted by introducing lags of up to 12 months. These lags are based partly on objective empirical data (i.e. the absence of increases in realised default rates by the reporting date) and partly judgmental, based on the extension of government support measures into 2021 and their expected effectiveness. In Wholesale lending, most importantly business and commercial banking, model-projected default rates have also been scaled down based on the expectation that credit extended under various government support loan schemes will allow many businesses, not only to delay, but to sustainably mitigate their default risk profile. Extreme GDP movements – Wholesale only Due to the specific nature of COVID-19, GDP year-on-year movements in both directions are extremely sharp, many multiples of their respective extremes observed previously. This creates a risk of overstretched, invalid extrapolations in statistical models. Therefore, all Wholesale econometric models were updated to make them robust against extreme GDP movements by capping projected CCI values at levels corresponding to three times the default rates observed at the peak of the global financial crisis and using quarterly averages rather than spot values for CCI projections. Industry sector detail – Wholesale only The economic impact of COVID-19 is highly differentiated by industry sector, with hospitality and other contact-based leisure, service, travel and passenger transport activities significantly more affected than the overall economy. On the other hand, the corporate and commercial econometric forecasting models used in Wholesale are sector agnostic. Sector performance was therefore monitored throughout the year and additional adjustments were applied when PDs were deemed inconsistent with expected loss outcomes at sector level. No such interventions were necessary at the year end. Scenario sensitivity – Personal only For the Personal lending portfolio, the forward-looking components of the IFRS 9 PD models were modified, leveraging existing econometric models used in stress testing to ensure that PDs appropriately reflect the forecasts for unemployment and house prices in particular. All in-model adjustments described have been applied by correcting the PD and LGD estimates within the core ECL calculation process and therefore consistently and systematically inform SICR identification and ECL measurement. Additionally, post model ECL adjustments were made in Personal to ensure that the ECL was adjusted for known model over and under-predictions pre-existing COVID-19, pending the systematic re-calibration of the underlying models. Government guarantees During 2020, the UK government launched a series of temporary schemes designed to support businesses deal with the impact of COVID-19. The BBLS, CBILS and CLBILS lending products are originated by NatWest Group but are covered by government guarantees. These are to be set against the outstanding balance of a defaulted facility after the proceeds of the business assets have been applied. The government guarantee is 80% for CBILS and CLBILS and 100% for BBLS. NatWest Group recognises lower LGDs for these lending products as a result, with 0% applied to the government guaranteed part of the exposure. Notwithstanding the government guarantees, NatWest Group’s measurements of PD are unaffected and NatWest Group continues to move exposures to Stage 2 and Stage 3 where a significant deterioration in credit risk or a default is identified. Wholesale support schemes The table below shows the uptake of Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS) in Wholesale, by sector. BBLSCBILSCLBILS ApprovedDrawdown% of BBLS to ApprovedDrawdown % of CBILS to ApprovedDrawdown % of CLBILS to 2020volumeamount (£m)sector loansvolumeamount (£m)sector loansvolumeamount (£m)sector loans Notes: The UK government has extended these support schemes to 31 March 2021 and NatWest Group continues to lend under the schemes to customers who meet the applicable lending criteria. The table contains some cases which as at 31 December 2020 were approved but not yet drawn down. Approved limits as at 31 December 2020 were as follows: BBLS – £8.6 billion (96% drawn); CBILS – £4.2 billion (91% drawn); and CLBILS – £1.3 billion (62% drawn).

 Credit risk continued Measurement uncertainty and ECL sensitivity analysis The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact as at 31 December 2020. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario. Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore have not been considered in this analysis. The impact arising from the upside, downside and extreme downside scenarios has been simulated. These scenarios are three of the four discrete scenarios used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and thus serving as a single economic scenario. These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled overlays present in the underlying ECL estimates are also sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit. NatWest Group’s core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact. The simulated ECL impacts in the December 2020 sensitivity analysis were significantly higher than in the sensitivity analysis carried out at December 2019 (refer to the NatWest Group plc (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report on Form 20-F for further details). The relative ECL movements across the scenarios were reflective of a higher actual reported ECL, including certain treatments to capture the idiosyncratic risk of COVID-19, with the economics in the extreme downside scenario significantly more adverse than in the 2019 downside 2 scenario.

Measurement uncertainty and ECL sensitivity analysis Extreme 2020ActualUpsideDownsidedownside Notes: Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 31 December 2020 and therefore does not include variation in future undrawn exposure values. Reflects ECL for all modelled exposure in scope for IFRS 9; in addition to loans this includes bonds and cash. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash. All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2020. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static. Refer to the Economic loss drivers section for details of economic scenarios. 2019 comparatives are not included as the sensitivity scenario analysis relates to the 31 December 2020 balance sheet position. Refer to the NatWest Group plc (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report on Form 20-F for the sensitivity analysis carried out at that time.

 Credit risk continued Key points During 2020, ECL increased materially as a result of COVID-19 disruption and a negative economic outlook. Downside risk persisted and was reflected in the scenario weightings with heavier weighting to the downside than to the upside. Judgemental ECL post model adjustments reflected heightened uncertainty and expectation of increased defaults in 2021 and beyond. To a certain extent, these adjustments dampen the ECL uplift in the downside scenario, particularly in Wholesale which had already observed a larger proportionate increase in actual reported ECL and coverage. If the economics were as negative as observed in the extreme downside, overall Stage 1 and Stage 2 ECL was simulated to increase by over 60%. The non-linearity was more apparent in the Personal portfolio driven by mortgages, with the ECL mitigation impact of Wholesale portfolio securitisations observed in downside scenarios, where ECL did not increase to the same extent. The relatively small ECL uplift in the downside scenario (£246 million, 7% of actual) reflected the weighting within the multiple economic scenarios used in the actual reported ECL to the downside. In the upside scenario, the simulated ECL reduction (£844 million, 24% of actual) was lower than the uplift observed in the extreme downside (£2.2 billion), again reflecting the expectation that the non-linearity of losses was skewed to the downside. The simulated value of exposures in Stage 2 increased significantly in the extreme downside and was the key driver of the simulated ECL increase. The movement in Stage 2 balances in the other simulations was less marked, with the exception of Wholesale, where a significant reduction was observed in the upside scenario reflecting the sensitivity of SICR criteria to relatively small movements in PD. In a separate simulation covering the base case economic scenario (one of the multiple economic scenarios), and assuming a 100% weighting to that scenario, the total Stage 1 and Stage 2 ECL was simulated to be approximately 8% lower than the actual reported ECL. Credit risk – Banking activities Introduction This section details the credit risk profile of NatWest Group’s banking activities. Refer to Accounting policy 13 and Note 14 to the consolidated financial statements for policies and critical judgements relating to impairment loss determination. Financial instruments within the scope of the IFRS 9 ECL framework Refer to Note 11 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment. Financial assets 20202019* £bn£bn Out of scope of IFRS 9 ECL framework6.2 8.8 *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. The assets outside the IFRS 9 ECL framework were as follows: Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £4.1 billion (2019 – £6.1 billion). These were assessed as having no ECL unless there was evidence that they were credit impaired. Equity shares of £0.3 billion (2019 – £0.9 billion) as not within the IFRS 9 ECL framework by definition. Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £1.4 billion (2019 – £1.1 billion). NatWest Group-originated securitisations, where ECL was captured on the underlying loans of £0.4 billion (2019 – £0.4 billion). Contingent liabilities and commitments In addition to contingent liabilities and commitments disclosed in Note 26 to the consolidated financial statements – reputationally-committed limits are also included in the scope of the IFRS 9 ECL framework. These are offset by £0.2 billion (2019 – £2.6 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £133.6 billion (2019 – £127.9 billion) comprised Stage 1 £107.4 billion (2019 – £121.7 billion); Stage 2 £25.2 billion (2019 – £5.6 billion) and Stage 3 £1.0 billion (2019 – £0.6 billion).

Portfolio summary – segment analysis The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework. Retail Ulster Bank Commercial PrivateRBS NatWest Central items Banking RoI Banking Banking International Markets & other Total £m £m £m £m£m £m £m £m For the notes to this table refer to the following page.

Portfolio summary – segment analysis RetailUlster BankCommercialPrivateRBSNatWest Central items BankingRoIBankingBanking InternationalMarkets& otherTotal 2019*£m£m£m£m£m£m£m£m Loans - amortised cost and FVOCI Stage 1144,51315,40988,10014,95614,8349,27315,282302,367 Stage 213,5581,64211,353587545180327,868 Stage 31,9022,0372,162207121169—6,598 Of which: individual—681,497207121158—2,051 Ofwhich:collective1,9021,969665——11—4,547 159,97319,088101,61515,75015,5009,62215,285 336,833 ECL provisions (1) Stage 11142915274106 322 Stage 246753214765— 752 Stage 38236931,0212921131—2,718 Of which: individual—226022921122— 796 Ofwhich:collective823671419——9—1,922 1,4047751,387433114663,792 ECL provisions coverage (2,3) Stage 1 (%)0.080.190.170.050.030.110.04 0.11 Stage 2 (%)3.443.231.881.191.102.78— 2.70 Stage3(%)43.2734.0247.2214.0117.3677.51—41.19 0.884.061.360.270.201.520.041.13 Impairment losses ECL charge (4)393(34)391(6)2(51)1696 Stage 1(90)(37)(66)(14)(5)——(212) Stage 2256(35)99—5(8)1318 Stage 32273835882(43)—590 Of which: individual——32882(35)—303 Ofwhich:collective2273830——(8)—287 ECL loss rate - annualised (basis points) (3)25(15)38(4)1(53)120 Amounts written-off235854501516—792 Of which: individual—53451516—372 Ofwhich:collective23580105————420 *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: Includes £6 million (2019 – £4 million) related to assets classified as FVOCI. ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans – amortised cost and FVOCI. Includes a £12 million charge (2019 – £2 million) related to other financial assets, of which £2 million (2019 – £1 million release) related to assets classified as FVOCI; and £28 million (2019 – nil) related to contingent liabilities. The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £122.7 billion (2019 – £79.2 billion) and debt securities of £53.8 billion (2019 – £59.4 billion). Key points The ECL requirement increased significantly year-on-year, primarily in Stage 1 and Stage 2, in expectation of credit deterioration reflecting the severity of the economic impact arising from COVID-19. The deteriorated economic outlook also resulted in a significant migration of exposures from Stage 1 to Stage 2, consequently moving from a 12 month to a life-time ECL requirement. The various customer support mechanisms continued to mitigate against flows to default during the year. Hence, there was a more limited impact on Stage 3 ECL requirements which reduced slightly year-on-year reflecting the lower Stage 3 stock of exposures, driven by the sale of legacy non-performing mortgages in Ulster Bank RoI. Reflecting the continued high level of uncertainty arising from COVID-19, management judged that certain ECL post model adjustments were necessary. Refer to the Governance and post model adjustments section for further detail. Reflective of the economic environment, the annualised loss rate was elevated and significantly above the previously advised view of NatWest Group’s normalised blended long-term loss rate of 30 to 40 basis points. Business level commentary is provided in the Segmental loans and impairment metrics section.

Segmental loans and impairment metrics The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework. GrossloansECL provisions(2) Stage2(1)Stage 2 (1) Not pastNot past Retail Banking Ulster Bank RoI Personal Wholesale Commercial Banking Private Banking Personal Wholesale RBS International Personal Wholesale NatWest Markets Central items & other 139,956 30,714 1,080 620 32,414 1,891 174,261 134 762 70 65 897 806 1,837 14,380 2,964 144 194 3,302 1,236 18,918 45 227 15 23 265 492 802 11,117 1,500 115 130 1,745 1,064 13,926 27 74 9 13 96 392 515 3,263 1,464 29 64 1,557 172 4,992 18 153 6 10 169 100 287 70,685 36,451 589 304 37,344 2,551 110,580 270 1,648 44 21 1,713 1,069 3,052 15,321 1,908 17 14 1,939 298 17,558 31 67 — 1 68 39 138 12,799 116 17 11 144 263 13,206 7 2 — — 2 19 28 2,522 1,792 — 3 1,795 35 4,352 24 65 — 1 66 20 110 12,143 2,176 46 20 2,242 211 14,596 14 72 1 1 74 48 136 2,676 18 17 14 49 70 2,795 3 1 — — 1 11 15 9,467 2,158 29 6 2,193 141 11,801 11 71 1 1 73 37 121 7,780 1,457 — 109 1,566 171 9,517 12 49 — — 49 132 193 26,859 110 — — 110 — 26,969 13 15 — — 15 — 28 Total loans Of which: Personal Wholesale 287,124 75,780 1,876 1,261 78,917 6,358 372,399 519 2,840 130 111 3,081 2,586 6,186 166,548 32,348 1,229 775 34,352 3,288 204,188 171 839 79 78 996 1,228 2,395 120,576 43,432 647 486 44,565 3,070 168,211 348 2,001 51 33 2,085 1,358 3,791 Wholesale132,567 12,268270296 12,834 2,562 147,963 192228129249 1,269 1,710 *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. For the notes to this table refer to the following page.

Segmental loans and impairment metrics The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework. ECL provisionscoverageECL Stage 2 (1,2) Stage 1 due 1-30 DPD >30 DPD Total Stage 3 Total chargeLoss rate written-off % % % % % % % £m basis points£m 2020 Retail Banking 0.08 3.15 4.35 7.79 3.44 43.27 0.88 393 25 235 Ulster Bank RoI 0.19 2.78 5.77 6.02 3.23 34.02 4.06 (34) (15) 85 Personal 0.11 2.12 6.25 5.71 2.79 31.49 4.57 (16) (12) 69 Wholesale 0.37 4.12 — 7.14 4.23 63.75 2.69 (18) (22) 16 Commercial Banking 0.17 1.80 4.72 2.67 1.88 47.22 1.36 391 38 450 Private Banking 0.05 1.26 — 2.17 1.19 14.01 0.27 (6) (4) 1 Personal 0.03 1.11 — 2.44 1.07 11.98 0.24 5 4 1 Wholesale 0.12 1.34 — — 1.31 40.00 0.38 (11) (30) — RBS International 0.03 1.15 — — 1.10 17.36 0.20 2 1 5 Personal 0.04 3.70 — — 2.00 18.46 0.48 — — 5 Wholesale 0.02 1.01 — — 1.01 16.07 0.14 2 2 — NatWest Markets 0.11 2.84 — — 2.78 77.51 1.52 (51) (53) 16 Central items & other 0.04 — — — — — 0.04 1 1 — Total loans Of which: Personal 0.11 0.08 2.47 3.04 4.27 4.23 5.99 7.15 2.70 3.35 41.19 35.90 1.13 1.10 696 382 20 20 792 310 Wholesale0.141.864.443.041.9449.531.1631421482 *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR. ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios. Key points Retail Banking – Balance sheet growth was primarily due to mortgages. This reflected strong customer demand as well as the £3.0 billion acquisition of an owner-occupied mortgage portfolio from Metro Bank (for which a Stage 1 ECL charge of £9 million was incurred on acquisition). Unsecured lending balances decreased reflecting reduced customer demand and the pay down of existing borrowing as well as a more restrictive risk appetite reflective of the uncertain external environment. The deteriorated economic outlook, including forecast increases in unemployment, resulted in increased account level IFRS 9 PDs. Consequently, compared to 2019, a larger proportion of customer accounts exhibited a significant increase in credit risk (SICR) which caused a migration of assets from Stage 1 to Stage 2. As a result, the ECL requirement increased. While the granting of a COVID-19 related payment holiday did not automatically trigger a migration to Stage 2, a subset of customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2 and their ECL uplifted (refer to the Governance and post model adjustments section for further details). The various COVID-19 related customer support mechanisms (loan repayment holidays, government job retention scheme) continued to mask actual portfolio deterioration in the short-term, with the days past due, and flows to Stage 3 metrics, yet to be impacted. Provisions coverage increased overall. However, coverage in Stage 2 alone reduced, mainly due to a proportionately higher share of mortgage exposures where coverage levels were lower. This reflected the secured nature of the borrowing. The loss rate was significantly higher than in the prior year.

Ulster Bank RoI – Balances remained broadly flat year-on-year. Further drawdowns on existing facilities and new lending across both the Wholesale and Personal portfolios were offset by ongoing reduction of the non-performing mortgage portfolio through the execution of a portfolio sale agreed in 2019. The deteriorated economic outlook included forecast increases in unemployment, reductions in property prices and GDP, which resulted in increased IFRS 9 PDs across all portfolios. Consequently, compared to 2019, a larger proportion of the exposures exhibited a SICR with an associated migration of assets from Stage 1 to Stage 2. As a result, the ECL increased. The various COVID-19 related customer support mechanisms (for example, loan payment breaks, government job retention scheme) masked actual portfolio deterioration in the short-term, with the days past due, and flows to Stage 3, yet to be materially affected. The loss rate was significantly higher than in the prior year. Commercial Banking – Balance sheet growth was primarily due to further drawdowns on existing facilities and new lending under the COVID-19 government lending schemes. The deteriorated economic outlook, including significant reductions in GDP and commercial real estate valuations, resulted in increased IFRS 9 PDs. Consequently, compared to 2019, a larger proportion of the exposures exhibited a SICR which caused a migration of assets from Stage 1 to Stage 2. As a result, the ECL requirement increased. Reflecting the continued high level of uncertainty arising from COVID-19, management judged that certain ECL post model adjustments were necessary, refer to the Governance and post model adjustments section for further details. The increase in Stage 2 assets due to PD deterioration was also the primary driver of the increase in the Stage 2 exposures less than 30 days past due. A small number of large cases resulted in the increase in the 1-30 DPD category. The various COVID-19 related customer support mechanisms mitigated against flows into default in the short-term. Increased coverage in Stage 1 and Stage 2 was mainly due to the increased ECL, primarily as a result of the deteriorated economic outlook, which was partially offset by a decrease in Stage 3 coverage driven by a small number of individual cases with low ECL. The loss rate was significantly higher than in the prior year. Other businesses – The drivers of the increased ECL requirement were similar to those described above.

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region. Credit Other Mortgages (1) cards personal Total Property Corporate FI Sovereign Total £m £m £m £m £m £m £m £m £m £m 2020 **Not within audit scope. For the notes to this table refer to page 193.

 PersonalWholesaleTotal Mortgages (1) cards personal Total Property Corporate FI Sovereign Total £m £m£m £m£m£m £m£m £m £m 2020 For the notes to this table refer to page 193.

 PersonalWholesaleTotal CreditOther Loans by geography174,003 4,478 10,389 188,870 36,371 71,042 36,266 4,284 147,963 336,833 - UK 160,431 4,383 10,176 174,990 33,644 58,666 22,564 3,479 118,353 293,343 - RoI 13,572 95 213 13,880 1,310 4,169 513 32 6,024 19,904 - Other Europe — — — — 921 4,350 5,120 328 10,719 10,719 - RoW — — — — 496 3,857 8,069 445 12,867 12,867 Loans by asset quality (2)174,003 4,478 10,389 188,870 36,371 71,042 36,266 4,284 147,963 336,833 -AQ1 3,837 — 665 4,502 4,474 2,272 17,841 1,931 26,518 31,020 -AQ2 2,866 — — 2,866 2,490 496 1,763 1,780 6,529 9,395 -AQ3 277 — — 277 2,465 5,561 2,939 385 11,350 11,627 -AQ4 92,520 375 625 93,520 6,574 14,660 9,979 41 31,254 124,774 -AQ5 58,051 786 1,708 60,545 10,419 19,584 2,027 107 32,137 92,682 -AQ6 5,253 1,211 3,344 9,808 5,809 13,470 811 3 20,093 29,901 -AQ7 5,326 1,531 2,328 9,185 2,853 11,404 867 30 15,154 24,339 -AQ8 1,379 393 792 2,564 302 1,478 20 2 1,802 4,366 - AQ9 1,217 66 284 1,567 90 468 6 — 564 2,131 - AQ10 3,277 116 643 4,036 895 1,649 13 5 2,562 6,598 Loans by stage174,003 4,478 10,389 188,870 36,371 71,042 36,266 4,284 147,963 336,833 - Stage 1 159,261 3,103 7,436 169,800 32,896 59,689 35,707 4,275 132,567 302,367 - Stage 2 11,465 1,259 2,310 15,034 2,580 9,704 546 4 12,834 27,868 - Stage 3 3,277 116 643 4,036 895 1,649 13 5 2,562 6,598 - of which: individual 235 — 21 256 646 1,137 7 5 1,795 2,051 - of which: collective 3,042 116 622 3,780 249 512 6 — 767 4,547 Loans - past due analysis (3,4)174,003 4,478 10,389 188,870 36,371 71,042 36,266 4,284 147,963 336,833 - Not past due 169,536 4,313 9,473 183,322 35,445 68,730 36,214 4,230 144,619 327,941 - Past due 1-30 days 1,578 43 164 1,785 317 1,339 36 54 1,746 3,531 - Past due 31-89 days 955 36 123 1,114 82 271 7 — 360 1,474 - Past due 90-180 days 495 30 84 609 26 148 — — 174 783 - Past due >180 days 1,439 56 545 2,040 501 554 9 — 1,064 3,104 Loans - Stage 2 11,465 1,259 2,310 15,034 2,580 9,704 546 4 12,834 27,868 - Not past due 9,798 1,204 2,070 13,072 2,466 9,266 534 4 12,270 25,342 - Past due 1-30 days 1,050 29 128 1,207 49 214 5 — 268 1,475 - Past due 31-89 days 617 26 112 755 65 224 7 — 296 1,051 Weighted average life** - ECL measurement (years) 9 2 6 5 6 6 3 1 6 6 Weighted average 12 months PDs** - IFRS 9 (%) 0.31 3.86 2.98 0.54 0.63 0.98 0.13 0.05 0.60 0.56 - Basel (%) 0.81 3.59 3.75 1.03 0.96 1.25 0.20 0.07 0.83 0.94 ECL provisions by geography 964 261 857 2,082 494 1,181 28 7 1,710 3,792 - UK 342 259 846 1,447 424 800 14 4 1,242 2,689 - RoI 622 2 11 635 39 117 3 1 160 795 - Other Europe — — — — 28 130 9 1 168 168 - RoW — — — — 3 134 2 1 140 140 ECL provisions by stage 964 261 857 2,082 494 1,181 28 7 1,710 3,792 - Stage 1 25 40 65 130 45 124 16 7 192 322 - Stage 2 118 132 253 503 47 198 4 — 249 752 - Stage 3 821 89 539 1,449 402 859 8 — 1,269 2,718 - of which: individual 24 — 11 35 236 521 4 — 761 796 - of which: collective 797 89 528 1,414 166 338 4 — 508 1,922 ECL provisions coverage (%) 0.55 5.83 8.25 1.10 1.36 1.66 0.08 0.09 1.13 1.12 - Stage 1 (%) 0.02 1.29 0.87 0.08 0.14 0.21 0.04 0.09 0.14 0.11 - Stage 2 (%) 1.03 10.48 10.95 3.35 1.82 2.04 0.73 — 1.94 2.70 - Stage 3 (%) 25.05 76.72 83.83 35.90 44.92 52.09 61.54 — 49.53 41.19 ECL charge 25 104 253 382 33 283 (4) 2 314 696 - UK 28 105 261 394 64 230 (4) 2 292 686 - RoI (3) (1) (8) (12) (2) (16) 1 — (17) (29) - Other Europe — — — — (29) 117 — — 88 88 - RoW — — — — — (48) (1) — (49) (49) ECL loss rate (%) 0.01 2.32 2.44 0.20 0.09 0.40 (0.01) 0.05 0.21 0.21 Amounts written-off787615631025021913—482792 *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. **Not within audit scope. For the notes to this table refer to the following page.

 PersonalWholesaleTotal CreditOther Loans by residual maturity 174,003 4,478 10,389 188,870 36,371 71,042 36,266 4,284 147,963 336,833 - <1 year 3,996 2,750 3,480 10,226 7,318 24,539 27,299 2,342 61,498 71,724 - 1-5 year 8,771 1,728 5,769 16,268 19,774 31,215 7,922 1,164 60,075 76,343 - 5 year 161,236 — 1,140 162,376 9,279 15,288 1,045 778 26,390 188,766 Other financial assets by asset quality (2) — — — — — 110 12,185 126,305 138,600 138,600 - AQ1-AQ4 — — — — — 110 11,742 126,041 137,893 137,893 - AQ5-AQ8 — — — — — — 441 264 705 705 - AQ9 — — — — — — 2 — 2 2 Off-balance sheet 14,348 16,686 12,332 43,366 15,383 51,390 16,742 1,022 84,537 127,903 - Loan commitments 14,345 16,686 12,285 43,316 14,739 47,883 15,417 1,021 79,060 122,376 - Financial guarantees 3 — 47 50 644 3,507 1,325 1 5,477 5,527 Off-balance sheet by asset quality (2) 14,348 16,686 12,332 43,366 15,383 51,390 16,742 1,022 84,537 127,903 - AQ1-AQ4 13,506 3,818 10,049 27,373 11,364 34,852 15,397 984 62,597 89,970 - AQ5-AQ8 832 12,588 2,271 15,691 3,948 16,228 1,340 38 21,554 37,245 - AQ9 1 4 12 17 11 49 4 — 64 81 -AQ109276—285602611—322607 Notes: Includes a portion of secured lending in Private Banking, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, which includes crown dependencies, reflecting the country of lending origination. AQ bandings are based on Basel PDs and mapping is as follows: AQ10100%D £0.3 billion (2019 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited. AQ10 includes £0.4 billion (2019 – £0.6 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but are included in Stage 3. 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR. Days past due – Personal products: at a high level, for amortising products, the number of days past due is derived from the arrears amount outstanding and the monthly repayment instalment. For credit cards, it is based on payments missed, and for current accounts the number of continual days in excess of borrowing limit. Wholesale products: the number of days past due for all products is the number of continual days in excess of borrowing limit.

Sector analysis The table below shows ECL by stage, for the Personal portfolios and key sectors of the Wholesale portfolios, that continue to be affected by COVID-19. Loans - amortised costOff-balance sheet Stage 1 Stage 2 Stage 3 Total commitments (1) liabilities Stage 1 Stage 2 Stage 3 Total £m £m £m £m £m £m £m £m £m £m 2020 *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: Includes £3.7 billion of commercial cards related balances which were brought into the scope of ECL calculations during 2020. Airlines and aerospace Stage 3 ECL at 31 December 2019 included £27 million of ECL related to contingent liabilities. Wholesale forbearance Property FI Other corporate Total £m £m £m £m Forbearance (flow) Forbearance (stock) Heightened Monitoring and Risk of Credit Loss 1,597 68 4,201 5,866 1,744 92 4,983 6,819 1,600 155 5,771 7,526

Portfolio summary – sector analysis Key points Loans by geography – In the Personal portfolio, exposures continued to be concentrated in the UK and heavily weighted to mortgages; the vast majority of exposures in the Republic of Ireland remained in mortgages. Balance sheet growth was within mortgages including the acquisition by Retail Banking of the owner-occupied portfolio detailed earlier; unsecured lending balances reduced also as described earlier. In the Wholesale portfolio, exposures remained heavily weighted to the UK. Balance sheet growth was driven by additional drawings on existing facilities and new lending under the various government supported lending schemes which are primarily to UK customers. Loans by asset quality (based on Basel II PD) – In the Personal portfolio, the asset quality distribution deteriorated slightly in credit cards, with balance reductions in higher asset quality bands. In the Wholesale portfolio, Basel II PDs were based on a through-the-cycle approach. The asset quality distribution demonstrated some deterioration across the portfolio consistent with the wider impacts of COVID-19. Lending under government-backed COVID-19 related support schemes was mostly in the AQ8 band. Increased exposure in the AQ2 band in financial institutions is related to Treasury activities as customer deposit levels have increased. In addition, some AQ migration within financial institutions occurred as a result of the downgrade of the UK sovereign. For further details refer to the Asset quality section. Loans by stage – In both the Personal and Wholesale portfolios, the deteriorated economic outlook resulted in increased account level IFRS 9 PDs. Consequently, compared to 2019, a larger proportion of accounts exhibited a SICR with an associated migration of exposures from Stage 1 to Stage 2, the vast majority of which were up-to-date with payments. In the absence of any other forbearance or SICR triggers, customers granted COVID-19 related payment holidays were not considered forborne and did not result in an automatic trigger to Stage 2. However, a subset of personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2. Loans – Past due analysis and Stage 2 – The various COVID-19 related customer support mechanisms (capital repayment holidays, government job retention scheme, government supported lending schemes) are mitigating actual portfolio deterioration in the short term, although there have been some increases in past due exposures in the Wholesale portfolio. Weighted average 12 months PDs – In Personal, the Basel II point-in-time PDs have yet to be materially affected by COVID-19. The forward-looking IFRS 9 PDs increased reflecting the deteriorated economics. The IFRS 9 PDs for both unsecured loans (reported within other personal) and mortgages were under-predicting and the ECL was adjusted upwards pending the model parameters being systematically updated. In the Wholesale portfolio, the Basel II PDs were based on a through-the-cycle approach and increased less than the forward looking IFRS 9 PDs which increased, reflecting the deteriorated economic outlook. ECL provision by geography – In line with loans by geography, the vast majority of ECL related to exposures in the UK and the Republic of Ireland. ECL provisions by stage – Stage 1 and Stage 2 provisions increased reflecting the deteriorated economic outlook. As outlined above, Stage 3 provisions have yet to be materially impacted by COVID-19, being mitigated by the various customer support mechanisms detailed earlier. In mortgages, the Stage 3 ECL reduction was primarily a result of a debt sale in Ulster Bank RoI, where the exposure value also reduced. ECL provisions coverage – Overall provisions coverage increased. In Stage 2 alone, at a total Personal level, coverage reduced, due to a proportionately higher share of mortgage exposures where coverage levels were lower reflecting the secured nature of the borrowing. In Wholesale, overall provisions coverage increased, primarily due to the effect of the deteriorated economic conditions. Stage 1 and Stage 2 coverage increased, particularly in those sectors suffering the most disruption as a result of COVID-19. The decrease in Stage 3 coverage was due to a small number of individual cases with low ECL. The ECL charge and loss rate – Reflecting the deteriorated economic outlook, the impairment charge was elevated, with the loss rate significantly higher than the prior year. Loans by residual maturity – In mortgages, the vast majority of exposures remained greater than five years. In unsecured lending – credit cards and other – exposures were concentrated in less than five years. In Wholesale, with the exception of financial institutions where new lending was concentrated in less than 1 year, the majority of new lending was for residual maturity of one-five years, with some greater than five years in line with lending under the government support schemes. Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities, held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 category. Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts and reduced reflecting an initiative to right-size customer unutilised borrowing limits. Additionally, the mortgage portfolio had undrawn exposure, where a formal offer had been made to a customer but had not yet been drawn down. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality distribution in mortgages remained heavily weighted to the highest quality bands AQ1-AQ4, with credit card concentrated in the risk bands AQ5-AQ8. In Wholesale, undrawn exposures increased reflecting the effect of COVID-19 and the utilisation of the various government support schemes. The vast majority of new corporate loan commitments were in the AQ5-AQ8 asset quality bands. Wholesale forbearance – The value of Wholesale forbearance increased significantly during the year. Customers seeking COVID-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who were assessed as having the ability in the medium term post-COVID-19 to be viable and meet credit appetite metrics, were not considered to have been granted forbearance. The leisure, CRE and automotive sectors represented the largest share of forbearance flow in the Wholesale portfolio by value, with the increase in automotive resulting from forbearance completed on individually significant exposures. In addition, within the retail sector, there was a high volume of lower value forbearance. Payment holidays and covenant waivers were the most common forms of forbearance granted. Heightened Monitoring and Risk of Credit Loss – Consistent with the effects of COVID-19, increased flows into Heightened Monitoring and Risk of Credit Loss were noted across a number of sectors. The most material increases in both volumes and value were seen within other corporate and particularly in leisure, land transport & logistics and automotive sectors. In the CRE sector, inflows by value increased, but by volume remained largely stable.

Credit risk enhancement and mitigation The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM). GrossMaximum credit riskCREM by typeCREM coverageExposure post CREM exposure ECL Total Stage 3 Financial (1) Property Other (2) Total Stage 3 Total Stage 3 £bn £bn £bn £bn£bn£bn£bn £bn £bn £bn £bn *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: Includes cash and securities collateral. Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty. NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan. Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through on going engagement with customers. Stage 3 exposures post credit risk enhancement and mitigation in Wholesale mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value. £0.3 billion (2019 – £0.3 billion) Personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited. The Personal gross exposure value includes £10.0 billion (2019 – £9.6 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower’s property.

Personal portfolio Disclosures in the Personal portfolio section include drawn exposure (gross of provisions). Retail Ulster PrivateRBS Retail Ulster PrivateRBS Banking Bank RoI Banking International Total Banking Bank RoI Banking International Total £m £m £m£m £m £m £m £m£m £m Personal lending Notes: Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures. Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios. Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature. Retail Banking excludes additional lending to existing customers. Key points Although the economic outlook deteriorated, reflected in the IFRS 9 stage migrations and ECL described earlier, the overall credit risk profile and underlying performance of the Personal portfolio remained stable during 2020. Personal lending increased during 2020 primarily due to mortgage growth and, in Retail Banking the acquisition of a £3 billion portfolio of owner occupied mortgages from Metro Bank. Unsecured lending reduced due to lower credit cards and overdraft usage during COVID-19. New mortgage lending was slightly lower than in 2019. COVID-19 restrictions affected volumes in the second and third quarters of the year. The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. These criteria were appropriately amended during the year to manage the effects of COVID-19 on the credit risk profile and underwriting standards were maintained. As at 31 December 2020, £2 billion (1%) of the UK Retail Banking mortgage portfolio had active COVID-19 payment holidays. This compared with £37 billion (22%) which had requested a payment holiday during 2020. Mortgage growth was driven by the owner occupied portfolio. By value, the proportion of mortgages on interest only and mixed terms (capital and interest only) reduced. This was mainly due to low proportions of buy-to-let and owner occupier interest only new business. 37% of the stock of lending was in Greater London and the South East (2019 – 35%). The average weighted loan-to-value for these regions was 54% (2019 – 52%) compared to all regions 56%. In the Retail Banking mortgage portfolio, 83% of customer balances were on fixed rates (61% of these on five-year deals). In addition, 99% of all new mortgage completions were fixed rate deals (45% of these on five-year deals). Unsecured balances declined, with the decrease primarily a result of reductions in overdrafts and credit card utilisation in Retail Banking, following the COVID-19 lockdown. NatWest Group also responded to COVID-19 with a more cautious approach to new lending, to protect NatWest Group and customers from potentially unaffordable borrowing. As detailed previously, the deteriorated economic outlook, including forecast increases in unemployment and declines in house prices, resulted in an increased ECL requirement.

Personal portfolio Mortgage LTV distribution by stage The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value. MortgagesECL provisionsECL provisionscoverage (2) Not withinOf IFRS 9which; Retail BankingECLgross new Stage 1 Stage 2 Stage 3scopeTotallendingStage 1 Stage 2 Stage 3 Total (1)Stage 1 Stage 2 Stage 3Total 2020£m£m£m£m£m£m£m£m£m£m%%%% Other2131—25224——110.14.2 81.23.2 Total135,768 10,135 1,254332 147,489 31,8571083216309—0.817.10.2 Ulster Bank RoI 2020 <50% 4,107 308 475 — 4,890 107 4 7 97 108 0.1 2.3 20.5 2.2 >50% and <70% 3,382 274 409 — 4,065 231 3 7 90 100 0.1 2.6 22.0 2.5 >70% and <80% 1,381 151 219 — 1,751 356 2 4 60 66 0.1 3.0 27.5 3.8 >80% and <90% 1,132 145 217 — 1,494 484 1 5 76 82 0.1 3.0 35.1 5.5 >90% and <100% 381 102 188 — 671 3 1 3 72 76 0.2 2.9 38.6 11.3 >100% and <110% 167 57 151 — 375 2 — 2 67 69 0.3 3.5 44.0 18.4 >110% and <130% 82 36 152 — 270 1 — 2 78 80 0.3 4.9 51.3 29.7 >130% and <150% 8 3 46 — 57 — — — 30 30 0.6 4.1 64.7 51.9 >150%7315—25———11110.38.2 71.4 44.6 Total with LTVs10,647 1,079 1,872— 13,5981,18411305816220.12.831.04.6 Notes: Excludes a non-material amount of provisions held on relatively small legacy portfolios. ECL provisions coverage is ECL provisions divided by mortgages. Key points ECL coverage rates increased through the LTV bands with both Retail Banking and Ulster Bank RoI having only limited exposures in the highest LTV bands. The relatively high coverage level in the lowest LTV band for Retail Banking included the effect of time-discounting on expected recoveries. Additionally, this also reflected the modelling approach that recognised an element of expected loss on mortgages that were not subject to formal repossession activity. Credit risk – Banking activities continued The deteriorated economic outlook resulted in increased account level IFRS 9 PDs. Consequently, compared to the 2019 year-end, a larger proportion of accounts exhibited a SICR with an associated migration of exposures from Stage 1 to Stage 2.

 Personal portfolio Retail Banking mortgage LTV distribution by region The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region. Note: (1) 2020 regional data was based on the Office for National Statistics mapping (previously Halifax), therefore 2019 data has been represented on the same basis. Commercial real estate (CRE) The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. All disclosures in the CRE section are based on current exposure (gross of provisions and risk transfer). Current exposure is defined as: loans; the amount drawn under a credit facility plus accrued interest; contingent obligations; the issued amount of the guarantee or letter of credit; derivatives – the mark-to-market value, netted where netting agreements exist and net of legally enforceable collateral. Investment 4,507 462 27 4,996 Residential (2) 4,507360144,881 Office (3) 3,386226283,640 2,916 183 83 3,182 Retail (4) 5,423681185,609 5,277 63 62 5,402 Industrial (5) 2,773182022,993 2,457 18 115 2,590 Mixed/other (6) 2,688154742,916 3,672 187 56 3,915 18,777 826 436 20,039 18,829 913 343 20,085 Development 2,464 165 5 2,634 Residential (2) 2,68520032,888 Office (3) 12330—153 78 17 — 95 Retail (4) 126——126 134 2 1 137 Industrial (5) 1252—127 85 2 — 87 Mixed/other (6) 242—26 16 2 — 18 3,083 234 3 3,320 2,777 188 6 2,971 Total 21,860 1,060 439 23,359 21,606 1,101 349 23,056 UK RoI Other Total UK RoI Other Total £m £m £m £m £m £m £m £m Notes: Geographical splits are based on country of collateral risk. Properties including houses, flats and student accommodation. Properties including offices in central business districts, regional headquarters and business parks. Properties including high street retail, shopping centres, restaurants, bars and gyms. Properties including distribution centres, manufacturing and warehouses. Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

Commercial real estate (CRE) CRE LTV distribution by stage The table below shows CRE current exposure and related ECL by LTV band. Currentexposure(grossofprovisions)(1,2)ECL provisionsECL provisionscoverage (4) Not within IFRS 9 ECL Stage 1 Stage 2 Stage 3scope (3)TotalStage 1 Stage 2 Stage 3 Total (1)Stage 1 Stage 2 Stage 3Total 2020£m£m£m£m£m£m£m£m£m%%%% <50%4,918 4,538138— 9,59446145242150.93.217.42.2 >50% and <70%2,815 3,266226— 6,30732112632071.13.427.93.3 >70% and <80%3922223—2841177252.67.730.48.8 >80% and <90%843536—1552411172.411.430.611.0 >90% and <100%462665—137—23335—7.750.825.5 >100% and <110%6663—75—11011—16.715.914.7 >110% and <130%922117—148—24547—9.138.531.8 >130% and <150%121210—34—156—8.350.017.6 >150%2324105—152—25355—8.350.536.2 The exposure in Stage 3 mainly related to legacy assets. Includes exposures relating to non-modelled portfolios and other exposures carried at fair value, including derivatives. ECL provisions coverage is ECL provisions divided by current exposure. Relates mainly to business banking, rate risk management products and unsecured corporate lending. The low Stage 3 ECL provisions coverage was driven by a single large exposure, which was written down to the expected recoverable amount. Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity. Key points Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy remained aligned across the segments. 2020 trends – The portfolio remained broadly unchanged in composition although a migration of some assets from the mixed/other sub-sector was noted, following a reclassification carried out during the year. While new activity in 2020 was subdued due to COVID-19, NatWest Group supported existing customers with capital repayment holidays, interest roll-ups and extensions using CRE specific criteria and government backed COVID-19 support schemes. Demand for scheme support reduced in the latter part of the year. The retail and leisure sectors were heavily affected by the lockdown, resulting in low rental payments, and these sectors remained under stress. The office sector was more resilient overall, albeit the smaller serviced-office sub-sector came under some stress given the short-term nature of income and site closures. Demand for office space in the medium-term was expected to decline, with flexible working trends continuing post COVID-19. Market sentiment remained negative for most retail assets, but there were tentative signs of improvement for retail warehousing (accounting for approximately 15% of the retail sub-sector) where investment in industrial assets was demonstrating increased demand. The residential development sector continued to attract institutional capital and was generally performing well. Credit quality – Despite significant challenges across the CRE sector, with customers utilising COVID-19 related government support measures, Heightened Monitoring inflows by volume were stable. By value however, Heightened Monitoring and Risk of Credit Loss exposures increased, with a rise of migration into AQ10. This increase was largely due to individually significant names, particularly in the retail sub-sector. Risk appetite – Appetite in CRE remained cautious. Pre-COVID-19 conservative lending criteria remained in place, including lower leverage required for new London office originations and parts of the retail sector. From January 2021, new minimum standards were introduced for CRE lending appetite for residential new build lending, which requires properties to achieve a minimum Energy Performance Certificate rating of B. In addition, standard lending terms for CRE now include NatWest Group’s preference for green leases to be used by commercial landlords. Green leases are a mechanism for landlords and tenants to work together to improve the sustainability of a building.

 Credit risk – Banking activities continued Flow statements The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures in this section may therefore differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact. Other points to note: Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included. Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage. Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down. Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements. Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity. There were small ECL flows from Stage 3 to Stage 1. This does not, however, indicate that accounts returned from Stage 3 to Stage 1 directly. On a similar basis, there were flows from Stage 1 to Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflect the effect of portfolio debt sales and also staging at the start of the analysis period. The effect of any change in PMAs during the year is typically reported under changes in risk parameters, as are any impacts arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details. All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments. Stage1Stage2Stage3Total

 Key points The increase in ECL in Stage 2 was primarily due to the deterioration in the economic outlook, causing both PDs and LGDs to increase. Stage 1 ECL increased reflecting the economic environment, and also approximately £9 million of ECL resulted from the acquisition of the owner-occupied mortgage portfolio from Metro Bank. The updated economics also resulted in a net migration of assets from Stage 1 to Stage 2 with a consequent increase from a 12 month ECL to a lifetime ECL. While the granting of a COVID-19 related payment holiday did not automatically trigger a migration to Stage 2, a subset of customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2 and their ECL uplifted, refer to the Governance and post model adjustments section for further details. In Stage 3, reflecting the various customer support mechanisms available, ECL was less affected than in Stage 2. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments when previously in Stage 2. Refer to the Governance and post model adjustments section for further details. In Stage 3, the ECL cost within changes in risk parameters included the monthly assessment of the loss requirement, capturing underlying portfolio movements. Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. Write-off would typically be within five years from default but can be longer.

 Credit risk – Banking activities continued Flow statements Stage1Stage2Stage3Total Key points The increase in ECL in Stage 1 and Stage 2 was primarily due to the deterioration in the economic outlook, causing PDs to increase. The updated economics also resulted in a net migration of assets from Stage 1 to Stage 2 with a consequent increase from a 12 month ECL to a lifetime ECL. In Stage 3, reflecting the various customer support mechanisms available, new flows to default were suppressed and consequently the ECL requirement reduced. Charge-off (analogous to partial write-off) typically occurs after 12 missed payments. Stage1Stage2Stage3Total Key points The increase in ECL in Stage 2 was primarily due to the deterioration in the economic outlook, causing PDs to increase. The updated economics also resulted in a net migration of assets from Stage 1 to Stage 2 with a consequent increase from a 12 month ECL to a lifetime ECL. While the granting of a COVID-19 related payment holiday did not automatically trigger a migration to Stage 2, a subset of customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2 and their ECL uplifted, refer to the Governance and post model adjustments section for further details. In Stage 3, reflecting the various customer support mechanisms available that mitigated against defaults, ECL was affected relatively less. In addition, debt sales also contributed to a slight ECL reduction year-on-year. Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

Flow statements Stage1Stage2Stage3Total Key points The increase in ECL in Stage 1 and Stage 2 was primarily due to the deterioration in the economic outlook. The updated economics also resulted in a net migration of assets from Stage 1 to Stage 2 with a consequent increase from a 12-month ECL to a lifetime ECL. The reduction in ECL in Stage 3 reflected ongoing deleveraging of the Ulster Bank RoI mortgage non-performing portfolio through the execution of a portfolio sale agreed in 2019. In Stage 3, the ECL cost within changes in risk parameters included the forward-looking effect of forecast reductions in house prices and the application of post-model adjustments. Write-off generally occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding or when the loan is sold to a third party. Key points The increase in ECL in Stage 1 and Stage 2 was primarily due to the deterioration in the economic outlook, causing both PDs and LGDs to increase. The updated economics also resulted in a migration of assets from Stage 1 to Stage 2 with a consequential increase from a 12 month ECL to a lifetime ECL. Flows into Stage 3 were mainly due to a relatively small number of individual cases. Government support mechanisms continued to suppress a higher level of flows into Stage 3. Stage 3 recovery values started to show evidence of being negatively affected by deteriorated market conditions, leading to higher ECL charges. Other changes in net exposures increased in Stage 1 as customers drew down on existing facilities and undertook new lending supported by government schemes.

Flow statements Stage1Stage2Stage3Total Key points The increase in ECL in Stage 1 and Stage 2 was primarily due to the deterioration in the economic outlook, causing both PDs and LGDs to increase. The updated economics also resulted in a migration of assets from Stage 1 to Stage 2 with a consequential increase from a 12 month ECL to a lifetime ECL. Flows of defaulted exposure into Stage 3 were suppressed reflecting the various government customer support mechanisms available, with ECL reducing during the year including the effect of a debt sale. Other changes in net exposures increased in Stage 1 as customers drew down on existing facilities and undertook new lending supported by government schemes. The portfolio continued to benefit from cash recoveries post write-off, which are reported as other (P&L only items). Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than five years after default.

Flow statements Key points The increase in ECL in Stage 1 and Stage 2 was primarily due to the deterioration in the economic outlook, causing both PDs and LGDs to increase. The updated economics also resulted in the migration of assets from Stage 1 to Stage 2 with a consequential increase from a 12 month ECL to a lifetime ECL. The migration of exposures from Stage 2 to Stage 1 included the effect of the slight reduction in PDs arising from the relative improvement in the multiple economic scenarios in the second half of the year compared to the mid-year point, partially reversing some migrations into Stage 2 in the first half of 2020. For flows into Stage 3, defaults were suppressed reflecting the various government customer support mechanisms available. Other changes in net exposures increased in Stage 1 as customers drew down on existing facilities and undertook new borrowings supported by the government schemes. Stage1Stage2Stage3Total Note: (1)Reflects the NatWest Markets segment and includes NWM N.V.. Key point The increase in ECL in Stage 1 and Stage 2 was primarily due to the deterioration in the economic outlook, causing both PDs and LGDs to increase.

Stage 2 decomposition – arrears status and contributing factors The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios. Loans ECL Loans ECL Loans ECL Loans ECL Loans ECL £m £m £m £m £m £m £m £m £m £m 2020 Key points The deteriorated economic outlook, including forecast increases in unemployment, resulted in increased account level IFRS 9 PDs. Consequently, compared to 2019, a larger proportion of accounts exhibited a SICR causing Stage 2 exposures to increase significantly. In the absence of PD deterioration or other backstop SICR triggers, the granting of a COVID-19 related payment holiday did not automatically result in a migration to Stage 2. However, a subset of customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2. For mortgages, in Retail Banking, approximately £1 billion of exposures were collectively migrated from Stage 1 to Stage 2, and approximately £340 million in Ulster Bank RoI. The impact of collective migrations on unsecured lending was much more limited. As expected, ECL coverage was higher in accounts that were more than 30 days past due than those in Stage 2 for other reasons. PropertyCorporateFinancial OtherTotal institutions Loans ECL Loans ECL Loans ECL Loans ECL Loans ECL £m £m £m £m £m £m £m £m £m £m -Otherdriver(forbearance,RoCLetc)1,09216 3,2194316911— 4,48160 Total Stage 22,580479,70419854644— 12,834249 Key points The deteriorated economic outlook due to COVID-19, including significant reductions in GDP and commercial real estate valuations, resulted in increased IFRS 9 PDs. Consequently, compared to 2019, a larger proportion of the exposures exhibited a SICR causing Stage 2 exposures to increase significantly. PD deterioration remained the primary trigger for identifying a SICR and Stage 2 treatment, although there was also an increase in arrears. There was an increase in flows on to the Risk of Credit Loss framework. However, these were recorded under PD deterioration if the Stage 2 trigger was also met. In Ulster Bank RoI, approximately £400 million of exposures relating to small and medium size enterprises were collectively migrated from Stage 1 to Stage 2 reflective of the elevated risk for this sector.

Stage 2 decomposition by a significant increase in credit risk trigger UKmortgages RoImortgages CreditcardsOtherTotal 2020£m%£m%£m%£m%£m% 2019 PD movement 4,583 44.0 223 20.7 742 59.0 1,538 66.6 7,086 47.1 PD persistence 1,815 17.5 252 23.4 422 33.5 542 23.5 3,031 20.2 Adverse credit bureau recorded with credit reference agency 3,236 31.2 — — 59 4.7 102 4.4 3,397 22.6 Forbearance support provided 163 1.6 3 0.3 — — 10 0.4 176 1.2 Customers in collections 137 1.3 74 6.9 3 0.2 36 1.6 250 1.7 Other reasons 339 3.3 525 48.7 33 2.6 56 2.4 953 6.3 Dayspast due>301151.1————261.11410.9 10,3881001,0771001,2591002,310100 15,034100 For the note to this table refer to the following page. Key points The primary driver of credit deterioration was PD which, including persistence, accounted for the majority of movements into Stage 2. There was also a collective migration of a subset of customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk. The increase in exposures in Stage 2 due to persistence, primarily within UK mortgages, reflected the slight reduction in PDs arising from the relative improvement in the multiple economic scenarios in the second half of the year compared to the mid-year point; exposures cannot migrate back to Stage 1 until their PD has been back within the criteria threshold for three consecutive months. High risk back-stops, for example, forbearance and adverse credit bureau, provide additional valuable discrimination. However, with a larger proportion of exposures triggering PD deterioration following the deteriorated economic outlook, the proportion of accounts triggering high risk backstops alone decreased.

 PropertyCorporateFinancial OtherTotal institutions 2020£m%£m%£m%£m%£m% 2019 Wholesale trigger (1) Notes: The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration. Includes customers where a PD assessment cannot be undertaken due to missing PDs. Key points PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 to Stage 2. As the economic outlook deteriorated, it accounted for a higher proportion of the balances migrated to Stage 2. Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework trigger decreased over the period as more exposures were captured under the PD deterioration Stage 2 trigger. PD persistence relates to the business banking portfolio only, with the reason for the year-on-year increase the same as described above for the Personal portfolio. NatWest Group continued to appraise its IFRS 9 SICR rules in the context of effectiveness, volatility and industry consistency. The recent PD driven increase in Stage 2 exposures in the Wholesale portfolio, highlighted the gradual diminished impact on ECL of the threshold for better quality portfolios under stress, suggesting possible conservatism in the SICR rules for these portfolios. As an illustration, an increase of the de minimus PD threshold to 0.75% (from 0.1%) in the SICR rules could decrease the Wholesale portfolio Stage 2 exposure by 11% with only a four basis point reduction on good book ECL coverage.

Stage 3 vintage analysis The table below shows estimated vintage analysis of the material Stage 3 portfolios totalling 83% of the Stage 3 loans of £6.4 billion. 20202019 Retail Banking Ulster Bank RoIRetail Banking Ulster Bank RoI Stage 3 loans (£bn) Vintage (time in default): <1 year 1-3 years 3-5 years 5-10 years >10 years 1.3 1.1 2.9 25% 6% 46% 32% 18% 16% 11% 23% 7% 22% 36% 31% 10% 17% — 100% 100% 100% 1.3 1.9 2.3 32% 13% 37% 23% 12% 14% 11% 23% 9% 26% 44% 40% 8% 8%— 100%100%100% Key points Retail Banking and Ulster Bank RoI mortgages – The proportion of the Stage 3 defaulted population which have been in default for over five years reflected NatWest Group’s support for customers in financial difficulty. When customers continue to engage constructively with NatWest Group, making regular payments, NatWest Group continues to support them. NatWest Group’s provisioning approach retains customers in Stage 3 for a life-time loss provisioning calculation, even when their arrears status reverts to below 90 days past due. Wholesale – The increase in the proportion of loans in Stage 3 for less than one year was mainly due to individually large exposures within the CRE sector, which were new into Stage 3. Exposures which were in Stage 3 for in excess of five years were mainly related to customers being in a protracted formal insolvency process or subject to litigation or a complaints process. Asset quality The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio. GrossloansECL provisionsECL provisionscoverage For the note to this table refer to the following page.

 Credit risk – Banking activities continued Asset quality GrossloansECLprovisionsECL provisions coverage Stage 1Stage 2Stage 3TotalStage 1Stage 2Stage 3TotalStage 1Stage 2Stage 3Total 2019 £m£m£m£m£m£m£m£m%%%% AQ1-AQ4 90,494 2,579 — 93,073 6 7 — 13 0.01 0.27 — 0.01 AQ5-AQ8 58,039 6,939 — 64,978 8 55 — 63 0.01 0.79 — 0.10 AQ9 96 870 — 966 — 25 — 25 — 2.87 — 2.59 AQ10—— 1,414 1,414——240240—— 16.97 16.97 148,629 10,388 1,414 160,431 14 87 240 341 0.01 0.84 16.97 0.21 RoI mortgages AQ1-AQ4 6,215 212 — 6,427 4 4 — 8 0.06 1.89 — 0.12 AQ5-AQ8 4,416 615 — 5,031 7 19 — 26 0.16 3.09 — 0.52 AQ9 1 250 — 251 — 8 — 8 — 3.20 — 3.19 AQ10(1)—— 1,863 1,863——581581—— 31.19 31.19 10,632 1,077 1,863 13,57211315816230.102.88 31.194.59 AQ1-AQ4 364 11 — 375 1 1 — 2 0.27 9.09 — 0.53 AQ5-AQ8 2,734 1,187 — 3,921 39 112 — 151 1.43 9.44 — 3.85 AQ9 5 61 — 66 — 19 — 19 — 31.15 — 28.79 AQ10 — — 116 116 — — 89 89 — — 76.72 76.72 3,103 1,259 116 4,478 40 132 89 261 1.29 10.48 76.72 5.83 Other personal AQ1-AQ4 1,231 59 — 1,290 4 5 — 9 0.32 8.47 — 0.70 AQ5-AQ8 6,127 2,045 — 8,172 59 195 — 254 0.96 9.54 — 3.11 AQ9 78 206 — 284 2 53 — 55 2.56 25.73 — 19.37 AQ10——643643——539539—— 83.83 83.83 7,436 2,310643 10,389652535398570.87 10.95 83.838.25 AQ1-AQ4 98,304 2,861 — 101,165 15 17 — 32 0.02 0.59 — 0.03 AQ5-AQ8 71,316 10,786 — 82,102 113 381 — 494 0.16 3.53 — 0.60 AQ9 180 1,387 —1,567 2 105 — 107 1.11 7.57 — 6.83 AQ10—— 4,036 4,036—— 1,449 1,449—— 35.90 35.90 169,800 15,0344,036 188,8701305031,4492,0820.083.3535.90 1.10 Note: (1) AQ10 includes £0.4 billion (2019 – £0.6 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but are included in Stage 3. Key points In the Personal portfolio, the asset quality distribution overall was broadly stable with the Basel II point-in-time PDs yet to reflect the expected credit deterioration. The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures had a higher proportion in AQ1-AQ4 than unsecured borrowing. The high level of Stage 3 impaired assets (AQ10) in RoI mortgages, reflected the legacy mortgage portfolio and the residual effects from the global financial crisis. The reduction in the year was a result of deleveraging through the execution of a portfolio sale agreed in 2019 and improvements in the portfolio. In other personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision, for up to six years after default. ECL provisions coverage showed the expected trend with increased coverage in the poorer asset quality bands, and also by stage.

Risk and capital management

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2020	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property												
AQ1-AQ4	12,694	2,079	—	14,773	20	40	—	60	0.16	1.92	—	0.41
AQ5-AQ8	10,785	10,780	—	21,565	103	450	—	553	0.96	4.17	—	2.56
AQ9	254	162	—	416	—	17	—	17	—	10.49	—	4.09
AQ10	—	—	1,322	1,322	—	—	545	545	—	—	41.23	41.23
	23,733	13,021	1,322	38,076	123	507	545	1,175	0.52	3.89	41.23	3.09
Corporate												
AQ1-AQ4	17,757	2,726	—	20,483	20	51	—	71	0.11	1.87	—	0.35
AQ5-AQ8	29,405	24,430	—	53,835	167	1,374	—	1,541	0.57	5.62	—	2.86
AQ9	928	560	—	1,488	1	62	—	63	0.11	11.07	—	4.23
AQ10	—	—	1,727	1,727	—	—	803	803	—	—	46.50	46.50
	48,090	27,716	1,727	77,533	188	1,487	803	2,478	0.39	5.37	46.50	3.20
Financial institutions												
AQ1-AQ4	42,222	1,985	—	44,207	13	13	—	26	0.03	0.65	—	0.06
AQ5-AQ8	1,776	1,453	—	3,229	10	39	—	49	0.56	2.68	—	1.52
AQ9	4	186	—	190	—	38	—	38	—	20.43	—	20.00
AQ10	—	—	17	17	—	—	8	8	—	—	47.06	47.06
	44,002	3,624	17	47,643	23	90	8	121	0.05	2.48	47.06	0.25
Sovereign												
AQ1-AQ4	4,731	106	—	4,837	14	1	—	15	0.30	0.94	—	0.31
AQ5-AQ8	17	98	—	115	—	—	—	—	—	—	—	—
AQ9	3	—	—	3	—	—	—	—	—	—	—	—
AQ10	—	—	4	4	—	—	2	2	—	—	50.00	50.00
	4,751	204	4	4,959	14	1	2	17	0.29	0.49	50.00	0.34
Total												
AQ1-AQ4	77,404	6,896	—	84,300	67	105	—	172	0.09	1.52	—	0.20
AQ5-AQ8	41,983	36,761	—	78,744	280	1,863	—	2,143	0.67	5.07	—	2.72
AQ9	1,189	908	—	2,097	1	117	—	118	0.08	12.89	—	5.63
AQ10	—	—	3,070	3,070	—	—	1,358	1,358	—	—	44.23	44.23
	120,576	44,565	3,070	168,211	348	2,085	1,358	3,791	0.29	4.68	44.23	2.25
2019												
Property												
AQ1-AQ4	15,590	413	—	16,003	7	6	—	13	0.04	1.45	—	0.08
AQ5-AQ8	17,268	2,115	—	19,383	38	36	—	74	0.22	1.70	—	0.38
AQ9	38	52	—	90	—	5	—	5	—	9.62	—	5.56
AQ10	—	—	895	895	—	—	402	402	—	—	44.92	44.92
	32,896	2,580	895	36,371	45	47	402	494	0.14	1.82	44.92	1.36
Corporate												
AQ1-AQ4	22,373	616	—	22,989	12	11	—	23	0.05	1.79	—	0.10
AQ5-AQ8	37,133	8,803	—	45,936	111	169	—	280	0.30	1.92	—	0.61
AQ9	183	285	—	468	1	18	—	19	0.55	6.32	—	4.06
AQ10	—	—	1,649	1,649	—	—	859	859	—	—	52.09	52.09
	59,689	9,704	1,649	71,042	124	198	859	1,181	0.21	2.04	52.09	1.66
Financial institutions												
AQ1-AQ4	32,297	225	—	32,522	7	1	—	8	0.02	0.44	—	0.02
AQ5-AQ8	3,406	319	—	3,725	9	2	—	11	0.26	0.63	—	0.30
AQ9	4	2	—	6	—	1	—	1	—	50.00	—	16.67
AQ10	—	—	13	13	—	—	8	8	—	—	61.54	61.54
	35,707	546	13	36,266	16	4	8	28	0.04	0.73	61.54	0.08
Sovereign												
AQ1-AQ4	4,133	4	—	4,137	7	—	—	7	0.17	—	—	0.17
AQ5-AQ8	142	—	—	142	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	5	5	—	—	—	—	—	—	—	—
	4,275	4	5	4,284	7	—	—	7	0.16	—	—	0.16
Total												
AQ1-AQ4	74,393	1,258	—	75,651	33	18	—	51	0.04	1.43	—	0.07
AQ5-AQ8	57,949	11,237	—	69,186	158	207	—	365	0.27	1.84	—	0.53
AQ9	225	339	—	564	1	24	—	25	0.44	7.08	—	4.43
AQ10	—	—	2,562	2,562	—	—	1,269	1,269	—	—	49.53	49.53
	132,567	12,834	2,562	147,963	192	249	1,269	1,710	0.14	1.94	49.53	1.16

NatWest Group Annual Report on Form 20-F 212

 Credit risk – Banking activities continued Key points Across the Wholesale portfolio, the asset quality band distribution differed, reflecting the diverse nature of the sectors. Asset quality deterioration, however, was observed across most sectors as the impacts of COVID-19 affected customers’ operations and markets. The level of asset quality deterioration was mitigated by government support schemes in relation to COVID-19. The increase in AQ10 exposure in property was largely due to individually significant commercial real estate customers, particularly in the retail sub-sector. Within the Wholesale portfolio, customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was undertaken or a material event specific to that customer occurred. As previously noted, a request for support using one of the government-backed COVID-19 support schemes would prompt credit grades to be reassessed but was not, in itself, a reason for a customer’s credit grade to be amended. For further details, refer to the Impact of COVID-19 section. ECL provisions coverage showed the expected trend with increased coverage in the poorer asset quality bands, and also by stage. The relatively low provision coverage for Stage 3 loans in the property sector reflected the secured nature of the exposures. Credit risk – Trading activities This section details the credit risk profile of NatWest Group’s trading activities. Securities financing transactions and collateral The table below shows securities funding transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9. Outside Outside Of which: netting Of which: netting Total can be offset arrangements Total can be offset arrangements £m £m £m £m £m £m 2020

 Credit risk – Trading activities continued Derivatives The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS 9. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury. 20202019 Notional Net exposure 4,776 3,664 4,3555,610 Asset quality of uncollateralised derivative assets AQ1-AQ4 3,464 3,361 AQ5-AQ8 1,283 972 AQ9-AQ10 29 22 Net exposure 4,776 4,355 Notes: Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable. Transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating. Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting. Sovereigns and supranational entities with one-way collateral agreements in their favour.

 Credit risk – Trading activities continued Derivatives: settlement basis and central counterparties The table below shows the third party derivative notional and fair value by trading and settlement method. NotionalAsset LiabilityTraded over the counter Traded on Settled Not settled Traded on Traded Traded on Traded recognised by central by central recognised over the recognised over the exchanges counterparties counterparties Total exchanges counter exchanges counter £bn £bn £bn £bn £m £m £m £m 2019 Interest rate 1,593 7,090 2,610 11,293 — 104,957 — 99,331 Exchange rate 3 — 3,747 3,750 — 44,792 — 47,141 Credit — — 17 17 — 280 — 359 Debt securities The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets. UK US Other institutions Corporate Total £m £m £m £m £m £m AAA AA to AA+ A to AA-BBB-to A-Non-investment grade Unrated — — 3,114 1,113 — 4,227 — 5,149 3,651 576 49 9,425 4,184 — 1,358 272 81 5,895 — — 8,277 444 656 9,377 — — 36 127 53 216 — — — 150 5 155 Total 4,184 5,149 16,436 2,682 844 29,295 Short positions (5,704) (1,123) (18,135) (1,761) (56) (26,779) Note: The UK’s credit rating declined from AA to AA-as rated by Fitch during 2020. Moody’s and Standard & Poor’s ratings remain unchanged.

 Credit risk – Cross border exposure Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of NatWest Group’s total assets. Western Europe Of which: France Germany Italy Spain United States 23,651 9,232 21,091 53,974 18,756 35,218 5,098 1,574 6,270 12,942 2,465 10,477 4,913 4,020 2,343 11,276 3,833 7,443 4,985 319 791 6,095 3,583 2,512 2,980 731 1,120 4,831 3,773 1,058 12,430 4,316 7,186 23,932 1,239 22,693 Short Net of short Government Banks Other Total positions positions £m £m £m £m £m £m Japan2,7222,6853025,709125,697

 Capital, liquidity and funding risk NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring NatWest Group operates within its regulatory requirements and risk appetite. Definitions Regulatory capital consists of reserves and instruments issued, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital. Capital adequacy risk is the risk that there is or will be insufficient capital and other loss-absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals. Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is the risk of being unable to meet financial obligations as and when they fall due. Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as: Maturity profile; Composition of sources and uses of funding; The quality and size of the liquidity portfolio; Wholesale market conditions; and Depositor and investor behaviour. Sources of risk Capital The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers: CET1 capital. CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings. Additional Tier 1 (AT1) capital. This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level. Tier 2 capital. Tier 2 capital is NatWest Group’s supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities with a minimum maturity of five years. Minimum requirement for own funds and eligible liabilities (MREL) In addition to capital, other specific loss-absorbing instruments, including senior notes issued by NatWest Group, may be used to cover certain gone concern capital requirements which, is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that NatWest Group has failed or is likely to fail. Liquidity NatWest Group maintains a prudent approach to the definition of liquidity resources. NatWest Group manages its liquidity to ensure it is always available when and where required, taking into account regulatory, legal and other constraints. Following ring-fencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UK DoLSub) (primarily in NatWest Bank Plc), UBI DAC, NatWest Markets Plc, RBS International Limited and NWM N.V.. Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group, the UK DoLSub and on a solo basis for NatWest Markets Plc. Liquidity resources are divided into primary and secondary liquidity as follows: Primary liquid assets include cash and balances at central banks, Treasury bills and other high quality government and supranational securities. Secondary liquid assets are eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice. Funding NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. NatWest Group also retains access to central bank funding facilities. For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, please refer to the NatWest Group Pillar 3 Report 2020 Capital, liquidity and funding section.

 Capital, liquidity and funding risk continued Capital management Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals. Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and the legal entities. Capital is managed within the organisation at the following levels; NatWest Group consolidated, NWH Group sub consolidated, NatWest Markets Plc, NatWest Markets N.V. and RBS International Limited. The subsidiaries within NWH Group are governed by the same principles, processes and management as NatWest Group. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies. Capital planning is integrated into NatWest Group’s wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 164 and 165. Capital plans are produced for NatWest Group, its key operating entities and its businesses over a five year planning horizon under expected and Liquidity risk management NatWest Group manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses. The principal levels at which liquidity risk is managed are: NatWest Group NatWest Holdings Group UK DoLSub UBI DAC NatWest Markets Plc NatWest Markets Securities Inc. RBS International Limited NWM N.V. The UK DoLSub is PRA regulated and comprises NatWest Group’s four licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc), Coutts & Company and Ulster Bank Limited. NatWest Group categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing NatWest Group’s liquidity risk appetite. NatWest Group retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix. Produce capital plans Assess capital adequacy Inform capital actions stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes. Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities. Capital plans are developed to maintain capital of sufficient quantity and quality to support NatWest Group’s business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements. Capital resources and capital requirements are assessed across a defined planning horizon. Impact assessment captures input from across NatWest Group including from businesses. Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions. Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions. As part of capital planning, NatWest Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing. RBS International Limited, NWM N.V. and UBI DAC hold locally managed portfolios that comply with local regulations that may differ from PRA rules. The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset. Funding risk management NatWest Group manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet including quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities as well as the funding concentration. Capital planning is one of the tools that NatWest Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Relief measures The economic impact of COVID-19 during the year was significant. While liquidity, capital and funding were closely monitored throughout, NatWest Group benefited from its strong positions – particularly in relation to CET1 – going into the crisis. Prudent risk management continues to be important as the full economic effects of the global pandemic unfold. In response to COVID-19, a number of relief measures to alleviate the financial stability impact have been announced and recommended by regulatory and supervisory bodies. One significant announcement in the year was on 26 June when the European Parliament passed an amended regulation to the CRR in response to the COVID-19 pandemic (“the CRR COVID-19 amendment”); NatWest Group has applied a number of the CRR amendments for FY 2020 reporting. The impact on capital and leverage of the CRR amendment and other relief measures are set out below. IFRS 9 Transition – NatWest Group has elected to take advantage of the transitional regulatory capital rules in respect of expected credit losses following the adoption of IFRS 9; it had previously had a negligible impact up to Q4 2019. The CRR COVID-19 amendment now requires a full CET1 addback for the movement in stage 1 and stage 2 ECL from 1 January 2020 for the next two years. The IFRS 9 transitional arrangement impact on NatWest Group CET1 regulatory capital at 31 December 2020 is £1.7 billion. UK Leverage exposure – The Prudential Regulation Authority (PRA) announced the ability for firms to apply for a modification by consent to permit the netting of regular-way purchase and sales settlement balances. The PRA also offered a further modification that gave an exclusion from the UK Leverage Exposure for Bounce Back Loans (BBL) and other 100% guaranteed government COVID-19 lending schemes. NatWest Group has received permission to apply these and it has reduced the UK leverage exposure by c.£2.3 billion and £8.3 billion respectively. CRR Leverage exposure – The CRR COVID-19 amendment accelerated a change in CRR2 to allow the netting of regular-way purchase and sales settlement balances. NatWest Group has applied this, and it has reduced the CRR leverage exposure by c.£2.3 billion. Infrastructure and SME RWA supporting factors – The CRR COVID-19 amendment allowed an acceleration of the planned changes to the SME supporting factor and the introduction of an Infrastructure supporting factor. NatWest Group has implemented these beneficial changes to supporting factors which have reduced RWAs by c.£1 billion for SMEs and c.£0.9 billion for Infrastructure. Prudential Valuation Adjustment (PVA) – The European Commission amended the prudent valuation Regulatory Technical Standard such that, due to the exceptional levels of market volatility, the aggregation factor was increased from 50% to 66% until 31 December 2020 inclusive. This has reduced NatWest Group’s PVA deduction by c.£120 million. Market Risk Value-at-risk (VaR) model capital multiplier – the CRR COVID-19 amendment allowed for back-testing exceptions due to the exceptional levels of market volatility caused by COVID-19 to be excluded from the capital multiplier. This approach resulted in c.£1.4 billion benefit. Capital buffers – Many countries announced reductions in their countercyclical capital buffer rates in response to COVID-19. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% effective from 1 April 2020. Software Assets – The CRR COVID-19 amendment accelerated the change to the regulatory treatment of software assets so this revision came in prior to the year end. The change introduces the concept of prudential amortisation for software assets so that unamortised software is no longer deducted from CET1. By applying this amendment the impact to NatWest Group is an increase of 23 bps to CET1 and an 8 bps increase to the UK leverage ratio.

Key points CET1 Ratio 202018.5% 201916.2% LAC Increase of 230 bps, of which 140 bps is due to an increase in CET1 capital and 90 bps due to a decrease in Risk Weighted Assets. Key drivers in the CET1 capital increase; cancellation of 2019 dividends and associated pension contribution offset by the inclusion of the 2020 foreseeable dividends and charges (40 bps), reduction in the regulatory intangibles deduction due to implementation of CRR2 amended Article 36 for the prudential treatment of software assets (23 bps), and adoption of IFRS 9 transitional arrangements on expected credit losses (100 bps) offsetting associated impairment charges through the attributable loss of £753 million (-40 bps). 2020£63.9bn 2019£59.7bn RWA Loss absorbing capital increased by £4.2 billion to £63.9 billion primarily due to an increase in CET1 (explained above), new issuance of $1.6 billion Senior debt, AT1 issuances of $1.5 billion and £1.0 billion, and Tier 2 issuances of £1.0 billion and $0.85 billion. These were partially offset by the redemption of a $2.0 billion AT1 instrument and a $0.5 billion partial redemption of a Tier 2 instrument, FX movements and Tier 2 regulatory amortisation. 2020£170.3bn 2019£179.2bn Leverage RWAs reduced by £8.9 billion in 2020, reflecting reductions in market risk (£3.6 billion), counterparty credit risk (£3.5 billion) and credit risk RWAs (£1.1 billion) mainly in NatWest Markets as the business seeks to reduce RWAs through capital optimisation and exit activity. RWAs also decreased by c.£1.9 billion due to the CRR COVID-19 amendment for the SME & Infrastructure supporting factors, and NPL de-recognitions in Ulster Bank ROI. The acquisition of prime UK mortgages from Metro Bank resulted in a £1.2 billion increase in credit risk RWAs. 20205.2% 20195.1% CRR leverage ratio increased by c.10 basis points driven by a £3.3 billion increase in Tier 1 capital which is partially offset by a £59.2 billion increase in the leverage exposure driven by balance sheet exposures. UK Leverage 20206.4% 20195.8% The UK leverage ratio has increased by c.60 basis points driven by a £3.3 billion increase in Tier 1 capital. Liquidity portfolio 2020£262.3bn 2019£199.4bn Liquidity Coverage Ratio The liquidity portfolio increased by £63 billion in 2020 to £262 billion, with primary liquidity increasing by £45 billion to £170 billion. The increase in primary liquidity is driven primarily by an increased customer surplus in NatWest Holdings with smaller increases in other Group entities. The increase in secondary liquidity is driven by collateral pool top-ups along with unencumbrance of assets following Term Funding Scheme (TFS) repayments during the year. 2020165% 2019152% NSFR The Liquidity Coverage Ratio (LCR) increased by 13% during the year to 165% driven by an increase in the liquidity portfolio offset with a lower level of increased net outflows. The increased liquidity portfolio was primarily driven by significant growth in customer deposits in NatWest Holdings which outstripped growth in customer lending during the year. 2020151% The net stable funding ratio (NSFR) for FY 2020 was 151% compared to 141% in prior year. The increase is mainly due to deposits growth. 2019141%

Minimum requirements Maximum Distributable Amount (MDA) and Minimum Capital Requirements NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress. Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments, known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable. The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements. TypeCET1Total Tier 1Total capital Notes: Many countries announced reductions in their countercyclical capital buffer rates in response to COVID-19. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% effective from 1 April 2020. (2) (3) (4) In November 2018, the Financial Stability Board announced that NatWest Group is no longer a G-SIB. From 1 January 2020, NatWest Group was released from this global buffer requirement. Pillar 2A requirements for NatWest Group are set on a nominal capital basis which result in an implied 8.9% MDA. The headroom does not reflect excess distributable capital and may vary over time. Leverage ratios The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group. TypeCET1Total Tier 1 Notes: (1) (2) The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB. As noted above the UK CCyB decreased from 1% to 0% on 11 March 2020 in response to COVID-19. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions. Following the joint announcement of UK Treasury, PRA and FCA on 16 November 2020, we expect the PRA to consult on the application of leverage ratios to individual legal entities and Groups during 2021. Liquidity and funding ratios The table below summarises the minimum requirements for key liquidity and funding metrics, under the relevant legislative framework. Type Note: (1) NSFR reported in line with CRR2 regulations finalised in June 2019. Following the joint announcement of UK Treasury, PRA and FCA on 16 November 2020 to postpone the future EU CRR2 element of the Basel 3 package, we understand the PRA is due to consult on a binding Net Stable Funding ratio (NSFR) requirement to be introduced from January 2022.

Measurement Capital, risk-weighted assets and leverage: Key metrics The table below sets out the key capital and leverage ratios. Refer to Note 25 to the consolidated financial statements for a more detailed breakdown of regulatory capital. 20202019 End pointPRA transitionalEnd point PRA transitional CRR basis (1)basisCRR basis (1)basis £m£m£m£m RWAs£m£m£m£m Capital adequacy ratios%%%% Leverage ratios£m£m£m£m Notes: CRR as implemented by the Prudential Regulation Authority in the UK. End point CRR basis includes the IFRS 9 transitional uplift to capital of £1.7 billion and £0.2 billion uplift to RWAs. Excluding this adjustment, the CET1 ratio would be 17.5% and CRR leverage ratio would be 4.9%. Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items. Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment). The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 6.1%. Capital flow statement The table below analyses the movement in CRR CET1, AT1 and Tier 2 capital for the year. CET1AT1Tier 2Total £m£m£m£m Key points NatWest Group has elected to take advantage of the transitional regulatory capital rules in respect of expected credit losses following the adoption of IFRS 9, it had previously had a negligible impact up to Q4 2019. The CRR COVID-19 amendment now requires a full CET1 addback for the movement in stage 1 and stage 2 ECL from 1 January 2020 for the next two years. The IFRS 9 transitional arrangement impact on NatWest Group CET1 regulatory capital at 31 December 2020 is £1.7 billion. Cancellation of 2019 dividends and associated pension contribution offset by the inclusion of the 2020 foreseeable dividends and charges resulted in an increase in CET1 of £0.7 billion. The implementation of CRR2 amended Article 36 for the prudential treatment of software assets has resulted in an increase to CET1 of £0.5 billion. Foreign exchange movements include a £0.4 billion charge, in relation to a $2 billion AT1 redemption announcement on 28 June 2020.

Risk-weighted assets Counterparty Credit risk credit risk Market risk Operational risk Total £bn £bn £bn£bn £bn The table below analyses the movement in RWAs by segment during the year. Retail Ulster Commercial Private RBS NatWest Central items Banking Bank RoI Banking Banking International Markets & other Total £bn £bn £bn £bn £bn £bn £bn £bn Notes: Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as internal ratings based model changes relating to counterparty credit risk in line with European Banking Authority Pillar 3 Guidelines. Methodology changes reflect the impact of the following: The implementation of the new securitisations framework from 1 January 2020; all positions have moved to the new framework. The RWA reductions due to the CRR COVID-19 amendment which allowed an acceleration of the planned changes to the SME supporting factor and the introduction of an Infrastructure supporting factor. Increases in RWAs of £0.5 billion in Q4 2020 due to the implementation of the CRR2 amended Article 36 for the prudential treatment of software assets. Other movements include: Hedging activity on counterparty credit risk in NatWest Markets. A transfer of assets from NatWest Markets to Commercial Banking. Acquisitions & Disposals - reflects the increase in credit risk RWAs following the acquisition of prime UK mortgages from Metro Bank. Key point Total RWAs decreased by £8.9 billion during the period: The £3.6 billion decrease in market risk RWAs was mainly driven by a decrease in RNIV based RWAs due to risk reduction activity. Counterparty credit risk RWAs reduced by £3.5 billion mainly reflecting trade novations and hedging activity in NatWest Markets. The decrease in credit risk RWAs of £1.1 billion reflected a reduction in exposures within NatWest Markets and Ulster Bank ROI franchises, which was partly offset by increases in Commercial Banking due to deterioration of risk parameters and model updates. Operational risk RWAs decreased by £0.7 billion following the annual recalculation.

Credit risk exposure at default (EAD) and risk-weighted assets (RWAs) The table below analyses credit risk RWAs and EADs, by on and off balance sheet. Retail Ulster Commercial Private RBS NatWest Central items Banking Bank RoI Banking Banking International Markets & other Total £bn £bn £bn £bn £bn £bn £bn £bn On balance sheet 221.8 26.0 131.4 20.3 31.7 35.4 0.7 467.3 EAD Off balance sheet 30.2 2.2 27.2 0.3 3.3 7.5 0.4 71.1 Total 252.0 28.2 158.6 20.6 35.0 42.9 1.1 538.4 On balance sheet 27.1 10.8 50.8 8.7 4.7 6.4 1.3 109.8 RWAs Off balance sheet 3.1 1.1 12.5 0.2 1.0 3.2 0.1 21.2 Total30.211.963.38.95.79.61.4131.0 Leverage exposure End-point basis (1) 20202019 £m£m *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: Based on end point CRR Tier 1 leverage exposure under the CRR Delegated Act. The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Liquidity key metrics The table below sets out the key liquidity and related metrics monitored by NatWest Group. 20202019 NatWest GroupUK DoLSubNatWest GroupUK DoLSub Notes: The published LCR excludes Pillar 2 add-ons. NatWest Group calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions. NatWest Group’s stressed outflow coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both as per ILAAP. This assessment is performed in accordance with PRA guidance. Following the joint announcement of UK Treasury, PRA and FCA on 16 November 2020 to postpone the future EU CRR2 element of the Basel 3 package, we understand the PRA is due to consult on a binding Net Stable Funding ratio (NSFR) requirement to be introduced from January 2022.

Weighted undrawn commitments The table below provides a breakdown of weighted undrawn commitments. 20202019 £bn£bn Note: (1) Based on a 10% CCF.

Loss-absorbing capital The following table illustrates the components of estimated loss-absorbing capital (LAC) in NatWest Group plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet MREL criteria. The roll-off profile relating to senior debt and subordinated debt instruments is set out on the next page. Par value (1) £bn Balance sheet value £bn Regulatory value (2) £bn LAC value (3) £bn Par value (1) £bn Balance sheet value £bn Regulatory value (2) £bn LAC value (3) £bn CET1 capital (4) 31.4 31.4 31.4 31.4 29.1 29.1 29.1 29.1 Tier 1 capital: end point CRR compliant AT1 of which: NatWest Group plc (holdco) 5.0 5.0 5.0 5.0 4.0 4.0 4.0 4.0 of which: NatWest Group plc operating operating subsidiaries (opcos) — — — — — — — — 5.0 5.0 5.0 5.0 4.0 4.0 4.0 4.0 Tier 1 capital: end point CRR non compliant of which: holdco 0.7 0.7 0.7 0.5 1.4 1.6 1.4 0.5 of which: opcos 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.8 0.8 0.8 0.6 1.5 1.7 1.5 0.6 Tier 2 capital: end point CRR compliant of which: holdco 6.9 7.2 4.8 5.7 6.2 6.4 4.8 4.7 of which: opcos 0.4 0.4 0.1 0.1 0.5 0.5 0.1 0.4 Tier 2 capital: end point CRR non compliant 7.3 7.6 4.9 5.8 6.7 6.9 4.9 5.1 of which: holdco 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 of which: opcos 1.6 1.9 1.1 1.0 1.6 1.8 1.2 1.6 Senior unsecured debt securities issued by: 1.7 2.0 1.2 1.1 1.7 1.9 1.3 1.7 NatWest Group plc holdco (7) 19.6 20.9 — 19.6 18.6 19.2 — 19.2 NatWest Group plc opcos 20.9 21.5 — — 21.1 20.7 — — 40.5 42.4 — 19.6 39.7 39.9 — 19.2 Tier 2 capital: Other regulatory adjustments — — 0.4 0.4 — — — — — — 0.4 0.4 — — — — Total 86.7 89.2 43.7 63.9 82.7 83.5 40.8 59.7 RWAs 170.3 179.2 UK leverage exposure 572.6 570.3 LAC as a ratio of RWAs 37.5% 33.3% LAC as a ratio of UK leverage exposure 11.2% 10.5% Notes: Par value reflects the nominal value of securities issued. Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation; to the extent they meet the current MREL criteria. LAC value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in June 2018. MREL policy and requirements remain subject to further potential development, as such NatWest Group’s estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments. Corresponding shareholders’ equity was £43.9 billion (2019 - £43.5 billion). Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR. NatWest Group is no longer recognised as a G-SII effective from 1 January 2020 and is therefore not subject to the CRR MREL requirement as of this date, which references CRR 2 leverage exposure. To aid comparison, the leverage exposure, and resulting ratio is disclosed according to the BoE leverage framework for all time periods. LAC value of senior unsecured debt securities issued by NatWest Group plc reflects par value for 31 December 2020 vs balance sheet value for 31 December 2019.

Loss-absorbing capital NatWest NatWest NWMRBS NatWest Holdings Markets Securities International Group plc Limited NWB Plc RBS plcUBI DACNWM Plc N.V. Inc.Limited £bn £bn £bn £bn£bn£bn £bn £bn£bn Notes: The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity. Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR. Internal issuance for NWB Plc, RBS plc and UBI DAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc. Senior unsecured debt category does not include CP, CD and short term/medium term notes issued from NatWest Group operating subsidiaries. Tier 1 (inclusive of AT1) category does not include CET1 numbers. Roll-off profile The following table illustrates the roll-off profile and weighted average spreads of NatWest Group’s major wholesale funding programmes. As at and Senior debt roll-off profile (1) 31 December 2020 H1 2021 H2 2021 2022 2023 2024 & 2025 2026 & later NatWest Group plc - amount (£m) 20,881 — — 7 7,011 4,932 8,931 - weighted average rate spread (bps) 183 — — 224 225 134 175 NWM Plc - amount (£m) 16,260 3,953 2,292 3,013 1,761 4,310 930 - weighted average rate spread (bps) 100 68 65 87 139 146 117 NatWest Bank Plc - amount (£m) 3,292 2,667 625 — — — — - weighted average rate spread (bps) 17 15 25 — — — — NWM N.V. - amount (£m) 1,180 581 599 — — — — - weighted average rate spread (bps) 66 70 62 — — — — NWM S.I. - amount (£m) 232 — — 4 — 83 146 - weighted average rate spread (bps) 130 — — 64 — 98 151 RBSI - amount (£m) 540 409 131 — — — — - weighted average rate spread (bps) 11 7 23 — — — — Securitisation - amount (£m) 1,017 — — — — 296 721 - weighted average rate spread (bps) 12 — — — — 5 15 Covered bonds - amount (£m) 3,020 — — — 750 2,270 — - weighted average rate spread (bps) 127 — — — 44 156 — Total notes issued - amount (£m) 46,422 7,610 3,647 3,024 9,522 11,891 10,728 Weighted average rate spread (bps) 128 47 56 87 195 138 158 Subordinated debt instruments roll-off profile (2) NatWest Group plc (£m) 7,283 78 — 1,221 2,002 3,374 607 NWM Plc (£m) 517 — — 292 152 — 73 NatWest Bank Plc (£m) 1,097 689 318 90 — — — NWM N.V. (£m) 588 — — — 105 — 484 UBI DAC (£m) 77 — — — — — 77 Total (£m) 9,562 767 318 1,603 2,259 3,374 1,241 Notes: Based on final contractual instrument maturity. Based on first call date of instrument, however this does not indicate NatWest Group’s strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance. The weighted average spread reflects the average net funding cost to NatWest Group and is calculated on an indicative basis. The roll-off table is based on sterling-equivalent balance sheet values.

Liquidity portfolio The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or stressed outflow purposes. Liquidity value NatWest NWH UK DoL NatWest NWH UK DoL Group (1) Group (2) Sub (3) Group (1) Group (2) Sub (3) £m £m £m £m £m £m Notes: NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBS International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules. NWH Group comprises UK DoLSub & Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules. UK DoLSub comprises NatWest Group’s four licensed deposit-taking UK banks within the ring-fenced bank: NWB Plc, RBS plc, Coutts & Company and Ulster Bank Limited. Comprises assets eligible for discounting at the Bank of England and other central banks. Liquidity portfolio table approach has been aligned to the ILAAP methodology with effect from December 2019. NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Annual Report and Accounts.

Funding sources The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9. 20202019 Total funding Bank deposits Repos Other bank deposits (1) (2) 6,470—6,470 2,598—2,598 6,68811,20717,895 5,8458,29114,136 Customer deposits 12,3158,29120,606 9,28611,20720,493 Repos Non-bank financial institutions Personal Corporate 5,167—5,167 1,765—1,765 48,75935249,111 183,1241,210184,334 133,450587134,037 53,47514753,622 208,0461,183209,229 163,595126163,721 Trading liabilities (3) 430,2831,456431,739 367,0982,149369,247 Repos (4) Derivative collateral Other bank and customer deposits Debt securities in issue - Medium term notes 19,036—19,036 27,885—27,885 21,509—21,509 7108961,606 6591,1031,762 23,229—23,229 8199851,804 5278811,408 Other financial liabilities 43,6111,86645,477 50,7631,99952,762 Customer deposits Debt securities in issue: Commercial papers and certificates of deposit Medium term notes Covered bonds Securitisations 616180796 ——— 4,27264,278 4,59229,26233,854 3,0512,8975,948 —1,1401,140 7,0861687,254 4,64829,07833,726 532,9673,020 —1,0151,015 Subordinated liabilities 12,40333,40845,811 11,91533,30545,220 1609,8199,979 3659,5979,962 498,97754,618553,595 439,22258,479497,701 Notes: Long-term more than 1 year includes £5.0 billion of Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation which has been repaid early in January 2021. Includes nil (2019 – £10.0 billion) relating to Term Funding Scheme participation, £5.0 billion (2019 – nil) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation and £2.8 billion (2019 – £1.7 billion) relating to NatWest Group’s participation in central bank financing operations under the European Central Bank’s targeted long-term financing operations. Excludes short positions of £26.8 billion (2019 – £21.2 billion). Comprises central & other bank repos of £1.0 billion (2019 – £6.6 billion), other financial institution repos of £16.0 billion (2019 – £19.0 billion) and other corporate repos of £2.0 billion (2019 – £2.3 billion). Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. The balance consists of £20.9 billion (2019 – £19.2 billion) under debt securities in issue (senior MREL) and £7.9 billion (2019 – £6.9 billion) under subordinated liabilities.

Contractual maturity This table shows the residual maturity of financial instruments, based on contractual date of maturity of NatWest Group’s banking activities, including hedging derivatives. Trading activities, comprising mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis due to their short-term nature and are shown in total in the table below. Banking activities Less than6 monthsMore thanTrading 1 month 1-3 months 3-6 months-1 year Subtotal 1-3 years 3-5 years5 yearsTotal activitiesTotal Total financial assets 2019 Total financial assets 129,976 17,129 14,948 22,430 184,483 74,283 52,159 173,579 484,504 227,287 711,791 2020 Total financial liabilities 2019 Total financial liabilities 361,384 15,085 9,373 8,992 394,834 26,435 18,352 13,341 452,962 220,806 673,768 Notes: 3-5 years includes £5.0 billion of Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation which has been repaid early in January 2021.

Senior notes and subordinated liabilities - residual maturity profile by instrument type The table below shows NatWest Group’s debt securities in issue and subordinated liabilities by residual maturity. Trading liabilitiesOther financial liabilities Debt securities Commercial in issue paper Covered Subordinated Total notes MTNs and CDs MTNs bonds Securitisation liabilities Total in issue £m £m £m £m£m £m £m £m 2020 Commercial paper and CDs MTNs Covered bonds Securitisation Subordinated liabilities 2,923 976 3,355 — 7,254 1,678 16,822 14,150 2,484 35,134 1,863 — 1,157 — 3,020 772 — 243 — 1,015 1,697 7,253 1,012 — 9,962 Total 8,933 25,051 19,917 2,484 56,385 Funding gap: maturity and segment analysis The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but mainly obtaining funding through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities show greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, despite being repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress. In its analysis to assess and manage asset and liability maturity gaps, NatWest Group determines the expected customer behaviour through qualitative and quantitative techniques. These incorporate observed customer behaviours over long periods of time. This analysis is subject to governance through NatWest Group ALCo Technical committee down to a segment level. The net behavioural funding surplus/(gap) and contractual maturity analysis is set out below. Contractualmaturity(1)Behavioural maturity Loansto customersCustomeraccountsNetfundingsurplus/(gap)Net surplus/(gap) LessGreaterLessGreaterLessGreaterLessGreater than1-5thanthan1-5thanthan1-5thanthan1-5than 1 year years 5 yearsTotal1 year years 5 yearsTotal1 year years 5 yearsTotal1 year years 5 yearsTotal 2020£bn£bn£bn£bn£bn£bn£bn£bn£bn£bn£bn£bn£bn£bn£bn£bn 2019 Total811031473313763—379295 (100) (147)481361148 Note: Loans to customers and customer accounts include trading assets and trading liabilities respectively and excludes reverse repos and repos. Key points The net customer funding surplus has increased by £44 billion during 2020 to £92 billion driven by £61 billion deposit growth and £17 billion loan growth. Customer deposits and customer loans are broadly matched from a behavioural perspective. The net funding surplus in 2020 is mainly concentrated in the longer dated buckets, reflecting stable characteristics of customer deposits. NatWest Group Annual Report on Form 20-F231

Encumbrance NatWest Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features. NatWest Group categorises its assets into four broad groups, those that are: Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements. Balance sheet encumbrance The table shows the retained encumbrance assets of NatWest Group. Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes. Ring-fenced to meet regulatory requirement, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads. Not currently encumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing. Programmes to manage the use of assets to actively support funding are established within UK DoLSub, UBI DAC and NatWest Markets Plc. Encumbered as a result of transactions withUnencumbered assets not counterpartiesPre-positionedCollateralpre-positioned Covered debts & SFT, derivatives assets held at central to meet reg requirement Readily available Other available Cannot be used securitisations (1) (2) and similar (3) (4) Total (5) banks (6) (7) (8) (9) (10) Total Total 2020 £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn Cash and balances at central banks — 4.9 4.9 — — 119.6 — — 119.6 124.5 Trading assets — 49.3 49.3 — — — 0.3 19.4 19.7 69.0 Derivatives — — — — — — — 166.5 166.5 166.5 Settlement balances — — — — — — — 2.3 2.3 2.3 Loans to banks - amortised cost 0.1 0.1 0.2 — — 6.2 0.3 0.3 6.8 7.0 Loans to customers - amortised cost 14.7 — 14.7 134.0 — 42.4 120.5 48.9 211.8 360.5 - residential mortgages - UK 10.0 — 10.0 125.7 — 26.8 13.1 — 39.9 175.6 - RoI 1.9 — 1.9 6.3 — 5.0 — — 5.0 13.2 - credit cards — — — — — 3.4 0.4 — 3.8 3.8 - personal loans — — — — — 4.9 2.5 1.6 9.0 9.0 - other 2.8 — 2.8 2.0 — 2.3 104.5 47.3 154.1 158.9 Other financial assets — 16.5 16.5 — 2.2 35.5 0.2 0.7 36.4 55.1 Intangible assets — — — — — — — 6.7 6.7 6.7 Other assets — — — — — — 1.8 6.1 7.9 7.9 Total assets 14.8 70.8 85.6 134.0 2.2 203.7 123.1 250.9 577.7 799.5 2019 Total assets 12.3 65.0 77.3 115.6 2.4 186.7 111.9 229.1 527.7 723.0 Notes: Covered debts and securitisations include securitisations, conduits, covered bonds and secured notes. Excludes £1.7 billion of loans and advances to customers in 2019 providing security for retained own issued securities. There were £14 billion encumbered assets resulting from covered debts and securitisations in 2019 including those assets. Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities. Derivative cash collateral of £18.8 billion (2019 - £20.6 billion) has been included in the encumbered assets basis the regulatory requirement. Total assets encumbered as a result of transactions with counterparties other than central banks are those that have been pledged to provide security and are therefore not available to secure funding or to meet other collateral needs. Assets pre-positioned at the central banks include loans provided as security as part of funding schemes and those encumbered under such schemes. Ring-fenced to meet regulatory requirement includes assets ring fenced to meet operational continuity in resolution (OCIR) investment mandate. Readily available for encumbrance: including assets that have been enabled for use with central banks but not pre-positioned; cash and high quality debt securities that form part of NatWest Group’s liquidity portfolio and unencumbered debt securities. Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work. Cannot be used includes: Derivatives, reverse repurchase agreements and trading related settlement balances. Non-financial assets such as intangibles, prepayments and deferred tax. Loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation. Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral. In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.

 Market risk NatWest Group is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed and discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 240. Pension-related activities also give rise to market risk. Refer to page 244 for more information on risk related to pensions. Non-traded market risk Definition Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates. Sources of risk The key sources of non-traded market risk are interest rate risk; credit spread risk; foreign exchange risk; equity risk; and accounting volatility risk. Each of these risk types are largely managed separately. For detailed qualitative and quantitative information on each of them, refer to the separate sub-sections following the VaR table below. Key developments in 2020 The outbreak of COVID-19 triggered exceptional volatility in non-traded market risk factors in March 2020 and a global sell-off across all asset classes. This notably affected credit spreads (the spread between bond yield and swap rates) arising from the liquidity portfolios held by Treasury and resulted in a sharp increase in total non-traded VaR for 2020. During 2020, the Bank of England signalled a negative UK base rate as a possibility. This could have an adverse impact on NatWest Group’s earnings, primarily because it could result in: (i) a lower yield on the structural hedge; and (ii) a narrower margin between loan and deposit rates. The impact on earnings of a downward shift resulting in a negative base rate is discussed on page 236. Risk measurement Non-traded internal VaR (1-day 99%) The five-year sterling interest rate swap rate fell to 0.08% at 31 December 2020 from 0.81% at 31 December 2019. The corresponding ten-year rate fell to 0.26% from 0.93%. The structural hedge provides some protection against volatility in interest rates. As a result, the move in the structural hedge yield over the same period was less material, falling to 1.06% from 1.20%. NatWest Group continued to make progress on the transition from LIBOR to alternative risk-free rates. An increasing proportion of structural hedges and hedges of other portfolios are written against swaps linked to SONIA, instead of LIBOR. Sterling strengthened against the US dollar and weakened against the euro over the period. Against the dollar, sterling was 1.37 at 31 December 2020 compared to 1.32 at 31 December 2019. Against the euro, it was 1.11 at 31 December 2020 compared to 1.18 at 31 December 2019. Structural foreign currency exposures increased, in sterling equivalent terms, by £49 million over the period. Governance Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function. Risk positions are reported monthly to the Executive Risk Committee and quarterly to the Board Risk Committee, as well as to the Asset & Liability Management Committee (monthly in the case of interest rate, credit spread and accounting volatility risks and quarterly in the case of foreign exchange and equity risks). Market risk policy statements set out the governance and risk management framework. Risk appetite NatWest Group’s qualitative appetite is set out in the non-traded market risk appetite statement. Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits. The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers at NatWest Group and lower levels have been set and are actively managed. For further information on risk appetite and risk controls, refer to page 164. The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. NatWest Group’s VaR metrics are explained on page 235. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table. 20202019 Total Interest rate 14.117.78.012.3 11.014.08.08.2 Euro Sterling US dollar Other 1.94.61.14.6 1.32.30.71.3 10.814.18.08.0 4.66.03.45.2 0.40.70.20.7 13.320.16.614.1 10.716.55.98.7 0.60.90.30.3 Credit spread Structural foreign exchange rate Equity Pipeline risk (1) Diversification (2) 103.2121.163.7111.5 55.6 15.2 34.5 0.4 (57.1) 59.749.259.7 23.87.28.6 38.631.633.5 0.90.20.2 (45.6) 64.648.164.6 10.814.79.18.9 28.535.424.911.6 0.50.70.30.3 (18.9)4.2 138.2159.970.8148.8 59.6 Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer. NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR. Key points The increase in credit spread and total VaR reflects the impact of the outbreak of COVID-19, as explained in ‘Key developments in 2020’ above. The decrease in equity VaR reflects the disposal of SABB in Q4 2020.

Interest rate risk Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary. NTIRR comprises the following three primary risk types: Gap risk – arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk). Basis risk – captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors. Option risk – arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk. To manage exposures within its risk appetite, NatWest Group aggregates interest rate positions and hedges its residual exposure, primarily with interest rate swaps. Structural hedging aims to reduce gap risk and the sensitivity of earnings to interest rate shocks. It also provides some protection against prolonged periods of falling rates. Structural hedging is explained in greater detail below, followed by information on how NatWest Group measures NTIRR from both an economic value-based and an earnings-based perspective. Structural hedging NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream. After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group’s capital composition. The table below shows the incremental income allocation above three-month LIBOR, total income allocation including three-month LIBOR, the period end and average notional balances, and the total yield including three-month LIBOR associated with the structural hedges managed by NatWest Group. Incremental Total Period end Average Total Incremental Total Period end Average Total income income notional notional yield income income notional notional yield £m £m £bn £bn % £m £m £bn £bn % Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2020, the equity structural hedge notional was allocated between NWH Group and NWM Plc in a ratio of approximately 80/20 respectively. Rates on new equity structural hedges continued to fall, but the reduction in the hedge notional has resulted in a higher overall yield. Product structural hedges refer to income allocated to customer products by NWH Treasury, mainly current accounts and customer deposits in Commercial Banking and Retail Banking (excluding Ulster Bank Limited). Other structural hedges refer to hedges managed by UBI DAC, Private Banking, Ulster Bank Limited and RBS International. At 31 December 2020, approximately 92% by notional of total structural hedges were sterling-denominated. The following table presents the incremental income associated with product structural hedges at segment level. 20202019 £m£m Key points The five-year sterling swap rate fell to 0.08% at the end of December 2020 from 0.81% at the end of December 2019. The ten-year sterling swap rate also fell, to 0.26% from 0.93%. The yield of the structural hedge fell as new product hedges and maturing hedges across the portfolio are reinvested at lower market rates. At 1.06%, the overall yield was still higher than market swap rates at 31 December 2020. The increase in hedge notional, on a period-end basis, mainly resulted from increased hedging of Personal and Commercial deposits. This reflected the increase in underlying customer deposit balances in 2020. Incremental income in excess of three-month LIBOR increased in 2020. This was primarily due to lower three-month LIBOR fixings, resulting in increased income benefit from the hedge.

 Non-traded market risk continued NTIRR can be measured from either an economic value-based or earnings-based perspective, or a combination of the two. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years. NatWest Group uses VaR as its value-based approach and sensitivity of net interest earnings as its earnings-based approach. These two approaches provide complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the net interest earnings sensitivity approach may incorporate assumptions about how NatWest Group and its customers will respond to a change in the level of interest rates. In contrast, the VaR approach measures the sensitivity of the balance sheet at a point in time. Capturing all cash flows, VaR also highlights the impact of duration and repricing risks beyond the one-to-three-year period shown in earnings sensitivity calculations. Value-at-risk VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level. NatWest Group’s standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate. The non-traded interest rate risk VaR metrics for NatWest Group’s retail and commercial banking activities are included in the banking book VaR table presented earlier in this section. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities. It also includes any mismatch between the maturity profile of external hedges and NatWest Group’s target maturity profile for the hedge.

Sensitivity of net interest earnings Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates. Earnings sensitivity is derived from a market-implied forward rate curve. A simple scenario is shown that projects forward earnings based on the 31 December 2020 balance sheet, which is assumed to remain constant. A base-case earnings forecast is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the base-case forecast and the shock gives an indication of underlying sensitivity to interest rate movements. Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income. Three-year 25-basis-point sensitivity table The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points. In the upward rate scenario, yield curves were assumed to move in parallel, at both year-ends. The downward rate scenario at 31 December 2020 allows interest rates to fall to negative rates. The downward rate scenario at 31 December 2019 assumed that interest rates would floor at 0%, or the then negative rate. This assumption affected only euro, not sterling or US dollar, interest rates. +25 basis points upward shift-25 basis points downward shift Structural hedges Managed margin Other 37 118 199 (37) (118) (199) 319 380 387 (258) (285) (292) 15 (20) Total 371 498 586 (315) (403) (491) Year 1 Year 2 (1) Year 3 (1) Year 1 Year 2 (1) Year 3 (1) £m £m £m £m £m £m Note: (1) The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management. Key points The increased favourable sensitivity to the 25-basis-point upward shifts in yield curves over 2020 was mainly driven by: (i) significantly increased volumes of savings and current accounts; and (ii) changes to estimates of the extent to which NatWest Group passes through the impact of changes in interest rates to these products. The estimated impact on managed margin portfolios of the downward shift into negative interest rates is affected by assumptions regarding the extent to which negative rates are passed through to both deposits and loans. One-year 25 and 100-basis-point sensitivity table The following table analyses the one-year scenarios by currency and, in addition, shows the impact over one year of a 100-basis-point upward shift in all interest rates. 20202019 +25 -25 +100 +25 -25 +100 basis points basis points basis points basis points basis points basis points £m £m £m £m £m £m

Sensitivity of fair value through other comprehensive income (FVOCI) and cash flow hedging reserves to interest rate movements NatWest Group holds most of the bonds in its liquidity portfolio at fair value. Valuation changes that are not hedged (or not in effective hedge accounting relationships) are recognised in FVOCI reserves. Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed-rate mortgages. Generally, these swaps are booked in hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves. The table below shows the sensitivity of FVOCI reserves and cash flow hedge reserves to a parallel shift in all rates. In this analysis, interest rates have not been floored at zero. Cash flow hedges are assumed to be fully effective and interest rate hedges of bonds in the liquidity portfolio are also assumed to be subject to fully effective hedge accounting. Hedge accounting ineffectiveness would result in some deviation from the results below, with some gains or losses recognised in P&L instead of reserves. Hedge ineffectiveness P&L is monitored, and the effectiveness of cash flow and fair value hedge relationships is regularly tested in accordance with IFRS requirements. Note that a movement in the FVOCI reserve would have an impact on CET1 capital but a movement in the cash flow hedge reserve would not be expected to do so. Volatility in both reserves affects tangible net asset value. 20202019 +25 basis points -25 basis points+100 basis points -100 basis points +25 basis points -25 basis points +100 basis points -100 basis points £m£m£m£m£m£m£m£m Key points The main driver of NatWest Group’s cash flow hedge reserve sensitivity is the interest rate swaps that form part of the structural hedge. Cash flow hedge reserve sensitivity fell in 2020, mainly driven by increased hedging of mortgage funding.

 Non-traded market risk continued Credit spread risk Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through equity. NatWest Group’s bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally, other high-quality bond portfolios are held for collateral purposes and to support payment systems. Credit spread risk is monitored daily through sensitivities and VaR measures. The dealing authorities in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating. Exposures and limit utilisations are reported to senior management on a daily basis. Foreign exchange risk Non-traded foreign exchange risk arises from three main sources: Structural foreign exchange risk – arises from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling. Non-trading book foreign exchange risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation. Forecast earnings or costs in foreign currencies – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses. The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed to predefined risk appetite levels under delegated authority from the Asset & Liability Management Committee. NatWest Group seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio. The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with NatWest Group policy. US dollar Euro Other non-sterling 1,299 (3) 1,296 (1,296) — 6,485 (829) 5,656 — 5,656 1,077 (350) 727 727 Total 8,861 (1,182) 7,679 (1,296) 6,383 (1) Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available. Economic hedges of other currency net investments in foreign operations represent monetary liabilities that are not booked as net investment hedges. Key points Over the period, sterling strengthened against the US dollar while it weakened against the euro. Hedging of other non-sterling businesses decreased following the receipt of a distribution from Coutts & Co. Ltd as part of the wind down of this company’s operations. Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.4 billion in equity respectively.

Equity risk Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity exposures may arise through strategic acquisitions, venture capital investments and restructuring arrangements. Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature, such as customer restructurings, are taken by authorised persons with delegated authority. Equity positions are carried at fair value on the balance sheet based on market prices where available. If market prices are not available, fair value is based on appropriate valuation techniques or management estimates. The table below shows the balance sheet carrying value of equity positions in the banking book. 20202019 £m£m The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares. 20202019 £m£m Note: (1) Includes gains or losses on FVOCI instruments only. Key point The decrease in equity investment and losses on disposals mainly reflect the disposal of SABB. Accounting volatility risk Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement. Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the Internal Capital Adequacy Assessment Process.

 Traded market risk Definition Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices. Sources of risk Traded market risk mainly arises from NatWest Group’s trading activities. These activities provide a range of financing, risk management and investment services to clients - including corporations and financial institutions - around the world. From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Group undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives. All material traded market risk resides in NatWest Markets. The key categories are interest rate risk, credit spread risk and foreign currency price risk. Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section. Key developments in 2020 COVID-19 initially resulted in periods of exceptional market volatility as well as increased illiquidity. Traded VaR remained broadly consistent on an average basis with 2019 levels despite this increased market volatility. This was due to ongoing business de-risking as part of the overall RWA reduction strategy. Governance Market risk policy statements set out the governance and risk management framework. Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. The Market Risk function independently advises on, monitors and challenges the risk-taking activities undertaken by the trading business ensuring these are within the constraints of the market risk framework, policies, and risk appetite statements and measures. Risk appetite NatWest Group’s qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR) and stressed value-at-risk (SVaR). More details on these are provided on the following pages. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions. The desk-level mandates comprise qualitative limits related to the product types within the scope of each desk, as well as quantitative metrics specific to the desk’s market risk exposures. These additional limits and metrics aim to control various risk dimensions such as exposure size, aged inventory, currency and tenor. The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. The limit review has been enhanced to improve the alignment between traded market risk exposure and capital usage. This is done by analysing the relationship between VaR and SVaR and NWM Plc’s solo CET1 ratio. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers at NatWest Group and lower levels have been set such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented. For more detail on risk appetite and risk controls, refer to page 164. Monitoring and mitigation Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, franchise and NatWest Group-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks. Traded market risk exposures are monitored against limits and analysed daily. A daily report summarising the position of exposures against limits at desk, business, franchise and NatWest Group levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting. A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern. Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee and Board Risk Committee. Measurement NatWest Group uses VaR, SVaR and the incremental risk charge to measure traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that NatWest Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses. The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in trade or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact of large moves in risk factors or the joint impact of two risk factors. These methods have been designed to capture correlation effects and allow NatWest Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type. Value-at-risk For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%. The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days on an equally-weighted basis. The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk. When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used. The performance and adequacy of the VaR model are tested regularly through the following processes: Back-testing – Internal and regulatory back-testing is conducted on a daily basis. (Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 report). Ongoing model validation – VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly. Model Risk Management review – As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to page 248. More information relating to pricing and market risk models is presented in the Pillar 3 report.

 Traded market risk continued One-day 99% traded internal VaR 30 25 20 £m 10 5 0 JanFebMarAprMayJunJulAugSepOctNovDec Total Trading VaRInterest Rate VaRCredit VaR FX VaR Equity VaRCommodity VaR Traded VaR (1-day 99%) The table below shows one-day 99% internal VaR for NatWest Group’s trading portfolios, split by exposure type. Average Maximum Minimum Period end Average Maximum Minimum Period end £m £m £m £m £m £m £m £m Note: (1) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR. Key points COVID-19 and geopolitical risk resulted in periods of exceptional market volatility and increased illiquidity during 2020. Despite this volatility, traded VaR remained within appetite throughout the year. Although traded VaR fluctuated throughout 2020, it remained broadly unchanged year-on-year on an average basis, due to business de-risking.

 Traded market risk continued VaR back-testing The main approach employed to assess the VaR model’s ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical (Hypo) P&L. For more details on the back-testing approach, refer to the Pillar 3 report. The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2020. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypo P&L. Back-testing exceptions ActualHypo Key points The exceptional market volatility resulting from COVID-19 led to back-testing exceptions across NWM businesses. The exceptions in the Rates business were mainly driven by market moves in sterling and euro rates and underperformance of US Treasuries. The exceptions in the Currencies business were mainly driven by volatility in the foreign exchange market. The exceptions in the Credit business were mainly driven by bond mark-downs due to overall market weakness. Stressed VaR (SVaR) As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions. A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results. This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%. The internal traded SVaR model captures all trading book positions. 20202019 AverageMaximumMinimumPeriod endPeriod end £m£m£m£m£m Total internal traded SVaR97196598790 Key point Despite the market volatility and illiquidity resulting from COVID-19, SVaR decreased year-on-year on an average basis, primarily due to the ongoing business de-risking. Risks Not In VaR (RNIVs) The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models. RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR. For further qualitative and quantitative disclosures on RNIVs, refer to the Market risk section of the Pillar 3 Report. Stress testing For information on stress testing, refer to page 165. Incremental risk charge (IRC) The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market risk section of the Pillar 3 Report.

 Market risk – linkage to balance sheet The table below analyses NatWest Group’s balance sheet by non-trading and trading business. 20202019 *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations. For more information refer to the non-traded market risk section above. Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section above. Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

 Pension risk Definition Pension risk is the risk to NatWest Group caused by its contractual or other liabilities to, or with respect to, a pension scheme (whether established for its employees or those of a related company or otherwise). It is also the risk that NatWest Group will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation or because NatWest Group considers that it needs to do so for some other reason. Sources of risk NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk with £51.3 billion of assets and £43.9 billion of liabilities at 31 December 2020 (2019 – £46.6 billion of assets and £39.7 billion of liabilities). Refer to Note 5 to the consolidated financial statements, for further details on NatWest Group’s pension obligations, including sensitivities to the main risk factors. Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. NatWest Group is exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due. In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk. Key developments in 2020 There have been no material changes to NatWest Group’s exposure to pension risk during the year. In particular, the interest rate and inflation hedging, along with limited exposure to equities, has meant that the positions of the main defined benefit schemes that NatWest Group sponsors have remained resilient despite the market shocks caused by COVID-19. More details on the assets held by the schemes are set out in Note 5 to the consolidated financial statements. During 2020, the Group Pension Committee, a key component of NatWest Group’s approach to managing pension risk, was subsumed into the Group Asset & Liability Management Committee, including taking on the responsibilities previously held by the Group Pension Committee. This change was made to increase efficiency, reflecting the steps NatWest Group has taken to reduce the level of pension risk within NatWest Group in recent years, but to ensure that pension risk still receives appropriate executive attention. The Royal Bank of Scotland Group Pension Fund formally changed its name to the NatWest Group Pension Fund on 1 August 2020, to align with the name of NatWest Group’s parent company. The next triennial actuarial valuation for the Main section will have an effective date of 31 December 2020. Under current legislation, agreement with the Trustee would need to be reached no later than 31 March 2022. Governance The Group Asset & Liability Management Committee is chaired by the Chief Financial Officer. Having replaced the Group Pension Committee during 2020, the Group Asset & Liability Management Committee is a key component of NatWest Group’s approach to managing pension risk and it considers the pension impact of the capital plan for NatWest Group and reviews performance of NatWest Group’s material pension funds and other issues material to NatWest Group’s pension strategy on behalf of NatWest Group. It also considers investment strategy proposals from the Trustee of the Main section. For further information on governance, refer to page 162. Risk appetite NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has an annually reviewed pension risk appetite statement incorporating defined metrics against which risk is measured. Policies and standards are in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the NatWest Group policy framework, is also in place and is subject to associated framework controls. Monitoring and measurement Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee by way of the monthly Risk Management Report. NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year. These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes. The results of the stress tests and their consequential impact on NatWest Group’s balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results. NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises. Mitigation Following risk mitigation measures taken by the Trustee in recent years, the Main section is now well protected against interest rate and inflation risks and is being run on a low risk basis with relatively small equity risk exposure. The Main section also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global environment and invests, where return justifies the risk, in sectors that reduce the world’s reliance on fossil fuels, or that may otherwise promote environmental benefits. Further details regarding the Main section Trustee’s approach to managing climate change risk can be found in its Responsible Ownership Policy. The Trustee has reported in line with the Task Force on Climate-related Financial Disclosures in its Annual Report on Form 20-F. Compliance & conduct risk Definition Compliance risk is the risk that the behaviour of NatWest Group towards customers fails to comply with laws, regulations, rules, standards and codes of conduct. Such a failure may lead to breaches of regulatory requirements, organisational standards or customer expectations and could result in legal or regulatory sanctions, material financial loss or reputational damage. Conduct risk is the risk that the conduct of NatWest Group and its subsidiaries and its staff towards customers – or in the markets in which it operates – leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. Sources of risk Compliance and conduct risks exist across all stages of NatWest Group’s relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential insider information. As set out in Note 26 to the consolidated financial statements, NatWest Group and certain members of staff are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

 Compliance & conduct risk continued Key developments in 2020 A customer-focused COVID-19 response was mobilised, which included prioritised resource and operational capacity, forbearance and participation in government schemes. In-life monitoring of customer outcomes was extended to ensure treatment strategies remained timely, relevant and consistent, as a result of the continued economic uncertainty arising from COVID-19 and Brexit. Specialist training was delivered to support the continuous oversight of ring-fencing embeddedness. Work to develop a Digitised Rules Mapping platform was a significant management focus. The platform aims to facilitate risk-based rules mapping to regulatory obligations. This will enable more efficient risk management of regulatory compliance matters as well as intelligent risk taking. The roll-out of the Banking My Way service – which enables vulnerable customers to record their support needs – was also a focus, helping to drive tailored solutions and outcomes. A review of historic investment advice remediation was conducted in order to ensure the appropriate customer outcomes were achieved. Governance NatWest Group defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework. Relevant compliance and conduct matters are escalated through Executive Risk Committee and Board Risk Committee. Risk appetite Risk appetite for compliance and conduct risks is set at Board level. Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans. A range of controls is operated to ensure the business delivers good customer outcomes and is conducted in accordance with legal and regulatory requirements. A suite of policies addressing compliance and conduct risks set appropriate standards across NatWest Group. Examples of these include the Complaints Management Policy, Client Assets & Money Policy, and Product Lifecycle Policy as well as policies relating to customers in vulnerable situations, cross-border activities and market abuse. Continuous monitoring and targeted assurance is carried out as appropriate. Monitoring and measurement Compliance and conduct risks are measured and managed through continuous assessment and reporting to NatWest Group’s senior risk committees and at Board level. The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes. The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into NatWest Group’s strategic planning cycle. Mitigation Activity to mitigate the most-material compliance and conduct risks is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, complaints management, as well as independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group. Independent assessments of compliance with applicable regulations are also carried out at a legal entity level. Financial crime risk Definition Financial crime risk is presented by criminal activity in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion. It does not include fraud risk management. Sources of risk Financial crime risk may be presented if NatWest Group’s customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group’s products or services are used to facilitate such crime. Financial crime risk is an inherent risk across all lines of business. Key developments in 2020 In view of the challenges presented by COVID-19, financial crime policies were reviewed and, where appropriate, updated to reflect the evolving environment as well as industry best practice. A new enterprise-wide Financial Crime Hub was established in the first line to detect and prevent financial crime. The Hub will facilitate a common, consistent approach to managing financial crime. A multi-year transformation plan was developed to ensure that, as the financial crime threat evolves with changes in technology, the economy and wider society, risks relating to money-laundering, terrorist-financing, tax evasion, bribery and corruption and financial sanctions are managed, mitigated and controlled as effectively as possible. A new Financial Crime executive steering committee was established to provide oversight of the transformation plan and its implementation. Governance The Financial Crime Risk Executive Committee, which is chaired by the Group Chief Financial Crime Risk Officer, is the principal financial crime risk management forum. The committee reviews and, where appropriate, escalates material financial crime risks and issues across NatWest Group to the Executive Risk Committee and the Board Risk Committee. Risk appetite There is no appetite to operate in an environment where systems and controls do not enable the identification, assessment, monitoring, management and mitigation of financial crime risk. The NatWest Group’s systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses. There is no tolerance to systematically or repeatedly breach relevant financial crime regulations and laws. NatWest Group operates a framework of preventative and detective controls designed to mitigate the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and detailed instructions to ensure they operate effectively. Monitoring and measurement Financial crime risks are identified and reported through continuous risk management and regular monthly reporting to the NatWest Group’s senior risk committees and the NatWest Group Board. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within risk appetite. Mitigation Through the financial crime framework, relevant policies, systems, processes and controls are used to mitigate financial crime risk. This includes the use of dedicated screening and monitoring controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions. Centralised expertise is available to detect and disrupt threats to NatWest Group and its customers. Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives.

 Climate-related risk Definition Climate-related risk is the threat of financial loss or adverse non-financial impacts associated with climate change and the political, economic and environmental responses to it. Sources of risk Physical risks may arise from climate and weather-related events such as heatwaves, droughts, floods, storms and sea level rises. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. NatWest Group could be exposed to physical risks directly by the effects on its property portfolio and, indirectly, by the impacts on the wider economy as well as on the property and business interests of its customers. Transition risks may arise from the process of adjustment towards a low-carbon economy. Changes in policy, technology and sentiment could prompt reassessment of customers’ financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation within economic sectors and markets as well as supply chain disruption leading to financial impacts on it and its customers. Potential indirect effects include the erosion of NatWest Group’s competitiveness, profitability, or reputation damage. Within these broad categories specific climate risk factors have been identified, which give rise to climate-related risks over the short, medium and long-term. Key developments in 2020 Climate-related risk was elevated to a principal risk. In line with NatWest Group’s risk management framework, the elevation will see the implementation of a dedicated risk policy, risk appetite statement and risk appetite measures, which are reportable to the Board Risk Committee. To support alignment with the 2015 Paris Agreement, NatWest Group developed the capability to estimate financed emissions and emissions intensities for the following: residential mortgages, agriculture (primary farming), automotive manufacturers and oil & gas extractors. The residential mortgage portfolio and these three sectors were deemed the most material in terms of their proportion of NatWest Group’s total loans and investments and susceptibility to disruption resulting from climate change. In preparation for the Bank of England’s 2021 Climate Biennial Exploratory Scenario, NatWest Group developed and tested a scenario analysis methodology to quantify a range of climate-related risks to support business decision making and the development of management actions. Dry runs were conducted on a cross section of NatWest Group’s wholesale and retail counterparties. Climate-related risk was included as a factor in setting sector oversight classifications, which drive the frequency and level at which sector credit risk appetite is reviewed. Guidance was issued to ensure appropriate consideration of climate-related risk in internal risk and control assessments. Within operational risk, a scenario analysis pilot was performed on NatWest Group’s operations in India to assess the potential effects of climate driven events including disruption to business services, damage to physical assets and health & safety. Enhancements have been made to the Environmental, Social & Ethical risk management framework to mitigate reputational risk from carbon intensive sectors and support the transition to a lower carbon economy. Governance The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group’s overall business strategy and risk appetite. The potential impact, likelihood and preparedness of climate-related risk is reported periodically to the Board Risk Committee. The Board approved the allocation of Senior Management Function responsibility for identifying and managing financial risks from climate change jointly to the Group Chief Executive Officer (CEO) and the Group Chief Risk Officer. This updated accountability supports the CEO’s ownership of NatWest Group’s strategic climate purpose. This responsibility includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks, and that NatWest Group can identify, measure, monitor, manage, and report on its exposure to these risks. A Group-wide Climate Change Programme (GCCP) supports the delivery of climate-related objectives. The GCCP is overseen by an Executive Steering Group (ESG) which is responsible for coordinating NatWest Group’s response across climate-related regulations, risks and opportunities. The ESG is co-chaired by the Group CEO and Group Chief Risk Officer. Risk appetite NatWest Group’s ambition is to be a leading bank in the UK and the Republic of Ireland in helping to address climate change. NatWest Group’s stated purpose is to reduce the climate impact of its financing activity by at least 50% by 2030 and to do what is necessary to achieve alignment with the 2015 Paris Agreement. Work continued in 2020 to integrate climate-related risk into the risk management framework, including the development of appropriate risk appetite metrics. Where climate-related risk is deemed to have a material impact on a particular risk discipline, then changes to policies and procedures will be made accordingly. Availability of data and the robustness of risk measurement methodologies will influence the timing of any proposed changes. Monitoring and measurement Plans have been developed to ensure climate-related risks are considered in the tools made available to risk disciplines for risk monitoring and measurement purposes. In 2020, NatWest Group became the first major UK bank to join the Partnership for Carbon Accounting (PCAF), underlining its commitment to measuring and reducing its climate impact in accordance with the 2015 Paris Agreement. Furthermore, in 2020, NatWest Group also joined the Science Based Targets initiative (SBTi), following its launch of guidance to support financial institutions in aligning lending and investment activities with the 2015 Paris Agreement. To align NatWest Group’s financing activity with the goals of the 2015 Paris Agreement, work focused on formulating estimated emissions intensities that are consistent with limiting global warming to well-below 2°C. Using a sector-based approach, NatWest Group adopted the Global Greenhouse Gas Accounting & Reporting Standard for the Financial Industry established by PCAF. In 2020, the residential mortgage portfolio and three sectors – agriculture (primary farming), automotive (manufacturers) and oil & gas (extractors) – were assessed with preliminary emissions intensities estimated for each. Work is underway to use this early analysis of the three sectors and NatWest Group’s residential mortgage portfolio to develop actions to support the transition to a low carbon economy. Additional activity in 2020 focused on preparation for the Bank of England’s 2021 Climate Biennial Exploratory Scenario. Scenario analysis allows NatWest Group to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise. During 2020, NatWest Group developed and tested a methodology to use scenario analysis to quantify the size of a range of climate-related risks and tested this on a cross section of our commercial and retail counterparties.

 Climate-related financial risk continued Three scenarios developed by the Network of Central Banks and Supervisors for Greening the Financial System (NGFS), were used as the starting point for analysing physical and transition-related climate-related risk over the period 2020-2050. The impacts of these scenarios were applied to a sample of the balance sheet comprising wholesale and retail counterparties. The scenarios were: Hot House World – no new policy action takes place to reduce greenhouse gas emissions. This leads to more than 3°C of warming and severe physical risks. Orderly – immediate and global action to reduce emissions in a measured way, at a rate that is fast enough to keep climate change within 2°C with 67% probability; leading to net zero emissions before 2070. Disorderly – ambitious new climate policies are introduced, but only in 2030. Like the Orderly scenario, emissions are sufficiently limited to keep global warming below 2°C, but the transition is faster as a result of delayed action. NatWest Group continues to participate in several industry-wide initiatives to develop consistent risk measurement methodologies. NatWest Group is a founding signatory of the United Nations Environment Programme Finance Initiative (UNEP FI) Principles for Responsible Banking, which aims to promote sustainable finance around the globe. In 2020, NatWest Group also took part in Phase II of the UNEP FI pilot alongside other peer banks. As part of this, an exploratory climate scenario analysis on future flooding impacts on our mortgage portfolio was conducted. NatWest Group is also represented on the Climate Financial Risk Forum established by the PRA and FCA to shape the financial service industry’s response to the challenges posed by climate risk. Operational risk Definition Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business. Sources of risk Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Fraud and theft – as well as the threat of cyber attacks – are sources of operational risk, as is the impact of natural and man-made disasters. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets. Key developments in 2020 The impact of COVID-19 led to significant disruption and heightened the operational risk profile as NatWest Group adapted to new ways of working as a result of the lockdown protocols. The control environment was continually monitored to ensure the resulting challenges were safely addressed. A NatWest Group-wide response was mobilised – supported by additional reporting on customer needs, people, processes and systems – to ensure the Board and senior management were regularly updated and to facilitate decision-making as COVID-19 evolved. The transformation agenda was impacted by COVID-19, with some activities being re-prioritised. A full risk assessment on the impact of the reprioritised activity was completed to ensure the potential impacts were understood and mitigated. Operational resilience remained a key focus. A series of scenarios – setting out the crystallisation of severe but plausible combinations of significant risks – were developed in order to support planning and appropriate forward-looking risk management strategies. The security threat and the potential for cyber attacks on NatWest Group’s supply chain remains an area for close monitoring. Significant enhancements in managing such incidents and the broader security control environment were made. This included completion of work in response to the outcome of the 2019 CBEST test. NatWest Group’s preparations for Brexit and the end of the transition period enabled NatWest Group to ensure that its processes and systems would ensure continuity of service for customers. The number of critical customer-impacting incidents continued to reduce year-on-year. There were eight Criticality 1 incidents (including COVID-19) in 2020 compared to 14 in 2019. Governance A strong operational risk management function is vital to support NatWest Group’s ambitions to serve its customers better. Improved management of operational risk against defined appetite is vital for stability and reputational integrity. The first line of defence is responsible for managing operational risks directly while the second line is responsible for proactive oversight and continuous monitoring of operational risk management across NatWest Group. The second line is responsible for reporting and escalating key concerns to Executive Risk Committee and Board Risk Committee. Risk appetite Operational risk appetite supports effective management of material operational risks. It expresses the level and types of operational risk NatWest Group is willing to accept to achieve its strategic objectives and business plans. NatWest Group’s operational risk appetite statement encompasses the full range of operational risks faced by its legal entities, businesses and functions. Mitigation The Control Environment Certification (CEC) process is a half-yearly self-assessment by the CEOs of NatWest Group’s principal businesses, functions and legal entities. It provides a consistent and comparable view on the adequacy and effectiveness of the internal control environment. CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to Group Audit Committee and Board Risk Committee. They are also shared with external auditors. The CEC process helps to ensure compliance with the NatWest Group Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the compliance report on page 156), and certain requirements of the UK Corporate Governance Code. Risks are mitigated by applying key preventative and detective controls, an integral step in the risk assessment methodology which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated. In H1 2020, due to the impacts of COVID-19, the formal certification process was suspended. It resumed again in H2. Monitoring and measurement Risk and control assessments are used across all business areas and support functions to identify and assess material operational and conduct risks and key controls. All risks and controls are mapped to NatWest Group’s Risk Directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks and also ensure risks are reassessed.

 Operational risk continued The process is designed to confirm that risks are effectively managed in line with risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively to reduce identified risks. NatWest Group uses the standardised approach to calculate its Pillar 1 operational risk capital requirement. This is based on multiplying three years’ average historical gross income by coefficients set by the regulator based on business line. As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used to assess Pillar 2A, which is a risk-sensitive add-on to Pillar 1. The model uses historical loss data (internal and external) and forward-looking scenario analysis to provide a risk-sensitive view of NatWest Group’s Pillar 2A capital requirement. Scenario analysis is used to assess how severe but plausible operational risks will affect NatWest Group. It provides a forward-looking basis for evaluating and managing operational risk exposures. Refer to the Capital, liquidity and funding risk section for operational risk capital requirement figures. Operational resilience NatWest Group manages and monitors operational resilience through its risk and control assessment methodology. This is underpinned by setting and monitoring risk indicators and performance metrics for key business services. Progress continues on the response to regulator expectations on operational resilience, with involvement in a number of industry-wide operational resilience forums. This enables a more holistic view of the operational resilience risk profile and the pace of ongoing innovation and change, both internally and externally. Event and loss data management The operational risk event and loss data management process ensures NatWest Group captures and records operational risk financial and non-financial events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of a Group Notifiable Event Process. All financial impacts associated with an operational risk event are reported against the date they were recorded in NatWest Group’s financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2020 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance against specific losses and to comply with statutory or contractual requirements. Percentage and value of events Historically, events aligned to the Clients, products and business practices event category have accounted for the majority of NatWest Group’s operational risk losses. However, during 2020 several large provision releases were recorded (that is, previously recorded provisions were released as they were no longer required). The value of these outweighed the provisions taken for other conduct-related matters, hence a negative movement was recorded in this category. COVID-19 associated operational risk costs impacted upon the trend of increased losses recorded against the Business Disruption and System Failures event category. The increase in fraud continues to be primarily the result of NatWest Group having an increased liability for reimbursing customers impacted by authorised push payment scams. ValueofeventsVolume of events (1) £mProportionProportion 20202019 (2)2020201920202019 Notes: Based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000. The 2019 Clients, products and business practices figure has been restated to reflect the receipt of a reimbursement under indemnification agreements relating to US residential mortgage-backed securities. Model risk Definition Model risk is the potential for adverse consequences arising from decisions based on model results that may be incorrect, misinterpreted, used inappropriately or based on an outdated model. NatWest Group defines a model as a quantitative method, system, or approach that applies statistical, economic, financial, accounting, mathematical or data science theories, techniques and assumptions to process input data into quantitative estimates. Sources of risk NatWest Group uses a variety of models in the course of its business activities. Examples include the use of model outputs to support customer decisioning, measuring and assessing risk exposures (including credit, market, and climate risk), as well as calculating regulatory capital and liquidity requirements. Model applications may give rise to different risks depending on the franchise in which they are used. Model risk is therefore assessed separately for each franchise in addition to the overall assessment made for NatWest Group. Key developments in 2020 Progress was made in embedding the model risk framework across NatWest Group to ensure all models are identified and managed as per requirements. Enhanced model risk appetite measures were approved and monitored throughout 2020, with remediation plans under close management. All NatWest Group models are now recorded within a single model inventory, providing increased transparency. As a result of COVID-19, there was an increased reliance on model performance monitoring to identify model limitations and qualitative overlays to ensure model outputs were used appropriately. Initial validations of climate impacting models were conducted to help the bank better understand the risks associated with the use of models for this purpose.

 Model risk continued Governance A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – Model Risk Owners and Model Risk Officers. Model Risk Owners, in the first line, are responsible for model approval and ongoing performance monitoring. Model Risk Officers, in the second line, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model’s risk rating. Model risk matters are escalated to senior management in several ways. These include model risk oversight committees, as well as the relevant business and function model management committees. The Group Model Risk Oversight Committee provides a direct escalation route to the Group Executive Risk Committee and, where applicable, onwards to the Group Board Risk Committee. Risk appetite Model risk appetite is set in order to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. It is approved by relevant Executive Risk Committees. Business areas are responsible for monitoring performance against appetite and remediating models outside appetite. Risk controls Policies and procedures related to the development, validation, approval and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model. Validation of material models is conducted by an independent risk function comprised of skilled, well-informed subject matter experts. This is completed for new models or amendments to existing models and as part of an ongoing periodic programme to assess model performance. The frequency of periodic validation is aligned to the risk rating of the model. The independent validation focuses on a variety of model features, including modelling approach, the nature of the assumptions used, the model’s predictive ability and complexity, the data used in the model, its implementation and its compliance with regulation. Risk monitoring and measurement The level of risk relating to an individual model is assessed through a model risk rating. A quantitative approach is used to determine the risk rating of each model, based on the model’s materiality and validation rating. This approach provides the basis for model risk appetite measures and enables model risk to be robustly monitored and managed across the NatWest Group. Ongoing performance monitoring is conducted by the first line and overseen by the second line to ensure parameter estimates and model constructs remain fit for purpose, model assumptions remain valid and that models are being used consistently with their intended purpose. This allows timely action to be taken to remediate poor model performance and/or any control gaps or weaknesses. Risk mitigation By their nature – as approximations of reality – model risk is inherent in the use of models. It is managed by refining or redeveloping models where appropriate – either due to changes in market conditions, business assumptions or processes – and by applying adjustments to model outputs (either quantitative or based on expert opinion). Enhancements may also be made to the process within which the model output is used in order to further limit risk levels. Reputational risk Definition Reputational Risk is defined as the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events. Sources of risk Reputational risks originate from internal actions and external events. The three primary drivers of reputational risk have been identified as: failure in internal execution; a conflict between NatWest Group’s values and the public agenda; and contagion (when NatWest Group’s reputation is damaged by failures in the wider financial sector). Key developments in 2020 Reputational risks arising from COVID-19 remained a key focus from Q1 onwards. A review of the reputational risk framework and policy began in 2020. This was required to reflect the purpose, capture a more complete view of reputation at a strategic level and align with more progressive industry leaders. The correlation between reputational risk and climate change issues remained a significant area of focus, supported by work to enhance the consideration of such issues within the reputational risk framework. As part of this work, enhancements were made to the Environmental, Social & Ethical risk management framework to mitigate reputational risk from carbon intensive sectors and support the transition to a lower carbon economy. Governance A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk committees review relevant issues at an individual business or entity level, while the Reputational Risk Committee – which has delegated authority from the Executive Risk Committee – opines on cases, issues, sectors and themes that represent a material reputational risk. The Board Risk Committee oversees the identification and reporting of reputational risk. The Sustainable Banking Committee has a specific focus on environmental, social and ethical issues. Risk appetite NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and quantitative measures. NatWest Group seeks continuous improvement in the identification, assessment and management of customers, transactions, products and issues that present a material reputational risk. Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations. Monitoring and measurement Relevant internal and external factors are monitored through regular reporting to the reputational risk committees at business or entity level and escalated, where appropriate, to the Reputational Risk Committee, Board Risk Committee or the Sustainable Banking Committee. Mitigation Reputational risk is mitigated through the policy and governance framework, with ongoing staff training to ensure early identification, assessment and escalation of material issues. External events that could cause reputational damage are identified and mitigated through NatWest Group’s top and emerging risks process. The most material threats to NatWest Group’s reputation continued to originate from historical and more recent conduct issues. NatWest Group has in recent years been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in past fines, settlements and public censure. Refer to the Litigation and regulatory matters section of Note 26 to the consolidated financial statements for details of material matters currently impacting NatWest Group.

Financial statements

Report of Independent Registered Public Accounting Firm NatWest Group Annual Report on Form 20-F251

Report of Independent Registered Public Accounting Firm Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Group Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Expected Credit Loss Provisions Description of the Matter At 31 December 2020 the Group reported total gross loans of £372.4 billion and £6.2 billion of expected credit losses (ECL). As explained more fully in the Accounting policies, the credit risk section of the Risk and capital management section and note 14 to the consolidated financial statements, ECL is recognised for financial instruments classified as amortised cost or fair value through other comprehensive income. Performing assets are measured at either (i) 12-month ECL (stage 1) or (ii) for those assets that are considered to have a significant increase in credit risk (‘SICR’), lifetime ECL (stage 2). Defaulted assets (stage 3) are also measured at lifetime ECL. Auditing the ECL estimate was complex due to the highly judgmental methods to estimate the ECL including: modelled estimates of Probability of Default (‘PD’), Loss Given Default (‘LGD’) and Exposure at Default (‘EAD’); what is considered a SICR; multiple probability weighted economic forecasts incorporated in the models; model adjustments applied; and the recovery and timing assumptions for individually provided stage 3 ECLs. The impact of COVID-19 led to increased judgments applied in these areas. How We Addressed the Matter in Our Audit We evaluated the design and operating effectiveness of controls across the processes relevant to ECL, including the judgements and estimates noted above. The controls we tested included, amongst others, controls over model governance, economic forecasting, credit monitoring, individual provisions and the governance over the review of the overall ECL, including the application of model adjustments. To test the ECL provision, amongst other procedures, we performed an overall assessment of the ECL provision levels by stage to assess if they were reasonable by considering the overall credit quality of the Group’s portfolios, the impact of COVID-19 including geographic considerations and high risk industries, and the macroeconomic environment by considering trends in the economy and industries to which the Group is exposed as well as performing peer benchmarking where available to assess overall staging and provision coverage levels. We evaluated the criteria used to determine an occurrence of a SICR and to allocate a financial asset to stage 1, 2 or 3; this included peer benchmarking to assess staging levels. We recalculated the assets in stage 1, 2 and 3 to assess if they were allocated to the appropriate stage and performed sensitivity analysis to assess the impact of different criteria on the ECL and also considered the impact of performing collective staging downgrades to industries and geographic regions particularly impacted by COVID-19. We involved our modelling specialists to assist us to test a sample of ECL models by testing the assumptions, inputs and formulae used. This included a combination of assessing the appropriateness of model design and formulae used, alternative modelling techniques, recalculating the PD, LGD and EAD, and model implementation. We tested material in-model and post-model adjustments including those which were applied as a result of COVID-19. We involved our economic specialists to assist us to evaluate the base case and alternative economic scenarios, including evaluating probability weights and comparing these to other scenarios from a variety of external sources. We involved our valuation specialists to recalculate a sample of individual provisions including the alternative scenarios and assist us in evaluating probability weights assigned. We considered the impact COVID-19 had on collateral valuations and time to collect as well as whether planned exit strategies remained viable. We tested the data flows used to populate the disclosures and assessed the adequacy of disclosures for compliance with the accounting standards. NatWest Group Annual Report on Form 20-F 252

Report of Independent Registered Public Accounting Firm Impairment of goodwill and deferred tax assets Description of the Matter At 31 December 2020, the Group had reported goodwill of £5.6 billion and deferred tax assets of £0.6 billion as explained in notes 16 and 7 to the consolidated financial statements respectively. The recognition and assessment of potential impairment of the carrying value of deferred tax assets and goodwill are based on estimates of future profitability, which require significant management judgement. Auditing the impairment assessment of goodwill and deferred tax assets is especially challenging due to the forward-looking nature and inherent uncertainties associated with assumptions such as cost and revenue forecasts, discount rate and long-term growth rate. In addition, the recognition of deferred tax assets considers the future profit forecasts of the legal entities as well as interpretation of recent changes to tax rates and laws. We evaluated the design and operating effectiveness of controls over the preparation and review of the forecasts, the significant assumptions (such as discount rate and long-term growth rate) used in the value in use model, inputs, calculations, methodologies and judgements. This included testing controls over the macroeconomic assumptions in addition to the overall revenue and cost projections, as well as the precision applied to these. To test the valuation of goodwill and deferred tax assets, amongst other procedures, we involved internal economic specialists to evaluate the macroeconomic assumptions that were used in the Group’s forecasts. We assessed the reasonableness of revenue forecasts by evaluating the underlying business strategies, comparing to expected market trends and considering anticipated balance sheet growth. In addition, we involved our Strategy and Transformation specialists to assist us in assessing the achievability of future cost reduction plans by evaluating the details of the underlying initiatives and how cost ratios compared to peer banks and commentaries from external analysts. We evaluated the method of calculating the recoverable amount and how the discount rates and long-term growth rates used by management compared to our ranges which were determined using peer practice, external market data and calculations performed by our valuation specialists. We evaluated how management considered alternative assumptions and performed our own sensitivity and scenario analyses on certain assumptions such as cost and revenue forecasts, discount rate and long-term growth rates. With the support of our taxation specialists, we assessed the recoverability of deferred tax assets recognised considering management’s estimate of future taxable profits, including an assessment of the time horizon used for the recoverability of losses and other temporary differences. How We Addressed the Matter in Our Audit NatWest Group Annual Report on Form 20-F 253

Report of Independent Registered Public Accounting Firm Provisions for conduct and litigation claims Description of the Matter NatWest Group Annual Report on Form 20-F254

Report of Independent Registered Public Accounting Firm Valuation of financial instruments with higher risk characteristics including related income from trading activities continued How We Addressed the Matter in Our Audit We evaluated the design and operating effectiveness of controls relating to financial instrument valuation and related income statement measurement which included controls over fair value model market data inputs, fair value models, and valuation adjustments. Amongst other procedures, we involved our financial instrument valuation and modelling specialists to assist us in testing complex model-dependent valuations by performing independent calculations to assess the appropriateness of models and the adequacy of both assumptions and inputs. They also independently re-priced instruments that had been valued using illiquid pricing inputs, using alternative pricing sources to evaluate management’s valuation. In addition, we compared fair value adjustment methodologies to current market practice and assessed the appropriateness and adequacy of the valuation adjustment framework in light of emerging market practice. With assistance of the specialists we revalued a sample of counterparty level FVA and CVAs, comparing funding spreads to third party data and independently challenging illiquid CVA inputs. /s/ Ernst & Young LLP We have served as the Group’s auditors since 2016. London, United Kingdom 4 March 2021 NatWest Group Annual Report on Form 20-F 255

Independent auditors’ report to the members of NatWest Group plc Because of its inherent limitations, internal contr evaluation of effectiveness to future periods are s that the degree of compliance with the policies or /s/ Ernst & Young LLP London, United Kingdom 4 March 2021 NatWest Group Annual Report on Form 20-F256

Consolidated income statement for the year ended 31 December 2020 Note 202020192018 £m£m£m The accompanying notes on pages 269 to 322, the accounting policies on pages 264 to 268 and the audited sections of the Business review and Risk and capital management sections on pages 84 to 96 and 157 to 246 form an integral part of these financial statements.

2020 2019 2018 £m £m £m Note: (1) On 17 April 2018 NatWest Group agreed a Memorandum of Understanding (MoU) with the Trustees of the NatWest Group Pension Fund in connection with the requirements of ring-fencing. NWM Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NWM Plc made a £53 million contribution to the NWM section in Q1 2019. The accompanying notes on pages 269 to 322, the accounting policies on pages 264 to 268 and the audited sections of the Business review and Risk and capital management on pages 84 to 96 and 157 to 246 form an integral part of these financial statements.

Consolidated balance sheet As at 31 December 2019 £m 31 December 2020 £m 1 January 2019 £m Note *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. The accompanying notes on pages 269 to 322, the accounting policies on pages 264 to 268 and the audited sections of the Business review and Risk and capital management on pages 84 to 96 and 157 to 246 form an integral part of these financial statements. The accounts were approved by the Board of directors on 19 February 2021 and signed on its behalf by: Howard Davies Chairman Alison Rose-Slade Group Chief Executive Officer Katie Murray Group Chief Financial Officer NatWest Group plc Registered No. SC45551 NatWest Group Annual Report on Form 20-F 259 Assets Cash and balances at central banks*11 Trading assets9 Derivatives10 Settlement balances Loans to banks - amortised cost*11 Loans to customers - amortised cost11 80,99391,368 76,74575,119 150,029133,349 4,3872,928 7,55410,476 326,947305,089 124,489 68,990 166,523 2,297 6,955 360,544 Securities subject to repurchase agreements Other financial assets excluding securities subject to repurchase agreements 11,542 4,2699,890 57,18349,595 43,606 Other financial assets15 Intangible assets16 Other assets17 55,148 61,45259,485 6,6226,616 8,3109,805 6,655 7,890 Total assets Liabilities Bank deposits11 Customer deposits11 Settlement balances Trading liabilities9 Derivatives10 Other financial liabilities18 Subordinated liabilities19 Notes in circulation Other liabilities20 799,491 723,039694,235 20,49323,297 369,247360,914 4,0693,066 73,94972,350 146,879128,897 45,22039,732 9,97910,535 2,1092,152 7,5386,802 20,606 431,739 5,545 72,256 160,705 45,811 9,962 2,655 6,388 Total liabilities Ordinary shareholders' interests Other owners' interests 755,667 679,483647,745 38,99341,182 4,5544,554 38,367 5,493 Owners’ equity21 Non-controlling interests 43,860 43,54745,736 9754 (36) Total equity 43,824 43,55646,490 Total liabilities and equity 799,491 723,039694,235

2020 2019 2018 £m £m £m

2020 2019 2018 £m £m £m Notes: Paid-in equity reclassified to liabilities as the result of a call of US$2 billion AT1 notes in June 2020, redeemed in August 2020. AT1 capital notes totalling US$1.5 billion less fees issued in June 2020. In November 2020 AT1 capital notes totalling £1.0 billion less fees were issued. During the year NWM Plc sold its entire equity holding in Saudi British Bank (SABB) leading to a realised loss of £337 million after tax which was recognised through other comprehensive income and reclassified to retained earnings. Also, following a conversion of Visa B and C preference shares to Visa Class A shares a gain of £125 million has been realised. There has been a corresponding adjustment to the conversion ratio of the Visa B and C preference shares. Includes £290 million recycled on completion of the Alawwal bank merger in June 2019 (with a further £48m shown in Tax), £1,102 million recycled on the subsequent liquidation of RFS Holdings B.V. (with a further £65m shown in Tax), and £67m attributable to the capital repayment by UBI DAC in 2019. The Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at FVOCI. The recycling gains arising from the liquidation of RFS Holdings B.V. and capital repayment by UBI DAC, have been calculated using the step-by-step method in IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ and by reference to the absolute reduction in ownership interest respectively. Amount recycled also includes £2,661 million related to historical hedge relationship taken to non interest income. Years ended 31 December 2020 and 31 December 2019 prepared under IFRS 16 Leases. Year ended 31 December 2018 prepared under IAS 17 Leases. During 2018, non-cumulative US dollar, Euro and Sterling preference shares were redeemed. On 17 April 2018 NatWest Group agreed a Memorandum of Understanding (MoU) with the Trustees of the NatWest Group Pension Fund in connection with the requirements of ring-fencing. NWM Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NWM Plc made a £53 million contribution to the NWM section in Q1 2019. Capital injection from RFS Holdings B.V. consortium members. Distribution to RFS Holdings B.V. consortium members on completion of the Alawwal bank merger. The accompanying notes on pages 269 to 322, the accounting policies on pages 264 to 268 and the audited sections of the Business review and Risk and capital management on pages 84 to 96 and 157 to 246 form an integral part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2020 2020 Note£m 2019 £m 2018 £m Note: (1) Includes interest received of £10,007 million (2019 - £11,245 million, 2018 - £10,927 million) and interest paid of £2,414 million (2019 - £3,318 million, 2018 - £2,511 million). The accompanying notes on pages 269 to 322, the accounting policies on pages 264 to 268 and the audited sections of the Business review and Risk and capital management on pages 84 to 96 and 157 to 246 form an integral part of these financial statements.

 Presentation of accounts The accounts, set out on pages 257 to 325, including these accounting policies on pages 263 to 267, and the audited sections of the Business review: Risk and capital management on pages 161 to 249, are prepared on a going concern basis (see the Report of the directors, page 157) and in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and also with International Financial Reporting Standards as issued by International Accounting Standard Board. The significant accounting policies and related judgments are set out below. NatWest Group plc is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006. The accounts are presented in the functional currency, pounds sterling. With the exception of certain financial instruments as described in Accounting policies 12 and 20 and investment property, the accounts are presented on a historical cost basis. Accounting policy changes effective 1 January 2020 Amendments to IFRS 3 Business Combinations (IFRS 3) - Changes to the definition of a business The IASB amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with current accounting policy and therefore did not affect the accounts. Definition of material – Amendments to IAS 1 – Presentation of Financial Statements (IAS 1) and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8) The IASB clarified the definition of ‘material’ and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the accounts. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NatWest Group’s definition and application of materiality is in line with the definition in the amendments. Interest Rate Benchmark Reform (IBOR reform) Phase 1 amendments to IFRS 9 and IAS 39 The IASB issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments focused on hedge accounting and allow hedge relationships affected by the IBOR reform to be accounted for as continuing hedges. Amendments are effective for annual reporting periods beginning on or after 1 January 2020 with early application permitted. NatWest Group early adopted these amendments for the annual period ending on 31 December 2019. Interest Rate Benchmark Reform (IBOR reform) Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Phase 2 of the IASB’s IBOR project (published in August 2020) addresses the wider accounting issues arising from the IBOR reform. The amendments are effective for annual reporting periods beginning on or after 1 January 2021 with early application permitted. As NatWest Group early adopted these amendments for the annual period ending on 31 December 2020, which have been endorsed by the EU and UK in January 2021, NatWest Group has applied International Accounting Standards, which have been adopted for use within the UK. NatWest Group’s IBOR transition program remains on-track and key milestones have been met. Conversion from rates subject to reform to alternative risk-free rates (RFRs) is expected to increase as RFR-based products become more widely available and key market-driven conversion events occur. Reclassification of balances held with central banks The definitions of central banks and the classification of amounts that are held in cash and balances at central banks and loans to banks - amortised cost have been refined. Amounts not subject to mandatory or term deposit restrictions that are held with central banks are now classified as Cash and balances with central banks, irrespective of jurisdiction. Amounts that are subject to mandatory restrictions or time deposit restrictions of more than 24 hours are classified as Loans to banks - amortised cost. Previously, this also included amounts subject to restrictions of less than 24 hours. This change resulted in a £5.0 billion increase in Cash and balances at central banks and a corresponding reduction in Loans to banks - amortised cost at 31 December 2020, and a balance sheet reclassification from Loans to banks - amortised cost to Cash and balances at central banks of £3.1 billion at 31 December 2019 (1 January 2019 - £2.5 billion). These did not impact the consolidated cash flow statement. Basis of consolidation The consolidated accounts incorporate the financial statements of NatWest Group plc and entities (including certain structured entities) that give access to variable returns and that are controlled by NatWest Group. Control is assessed by reference to our ability to enforce our will on the other entity, typically through voting rights. All intergroup balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared under uniform accounting policies. Revenue recognition Interest income or expense relates to financial instruments measured at amortised cost and debt instruments classified as fair value through OCI using the effective interest rate method, the effective part of any related accounting hedging instruments, and finance lease income recognised at a constant periodic rate of return before tax on the net investment on the lease. Negative effective interest accruing to financial assets is presented in interest payable. Other interest relating to financial instruments measured at fair value is recognised as part of the movement in fair value. Fees in respect of services are recognised as the right to consideration accrues through the performance of each distinct service obligation to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. Assets held for sale A non-current asset (or disposal group) is classified as held for sale if NatWest Group will recover its carrying amount principally through a sale transaction rather than through continuing use and is measured at the lower of its carrying amount or fair value less cost to sell. Employee benefits Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services. Employees may receive variable compensation satisfied by cash, by debt instruments issued by NatWest Group or by NatWest Group plc shares. NatWest Group operates a number of share-based compensation schemes under which it awards NatWest Group plc shares and share options to its employees. Such awards are generally subject to vesting conditions. Variable compensation that is settled in cash or debt instruments is charged to profit or loss on a straight-line basis over the vesting period, taking account of forfeiture and clawback criteria. Contributions to defined contribution pension schemes are recognised in profit or loss as employee service costs accrue. For defined benefit pension schemes, the net of the recognisable scheme assets and obligations is reported in the balance sheet. The defined benefit obligation is measured on an actuarial basis. The charge to profit or loss for pension costs (mainly the service cost and the net interest on the net defined benefit asset or liability) is recognised in operating expenses.

 Actuarial gains and losses (i.e. gains and/or losses on re-measuring the net defined benefit asset or liability) are recognised in other comprehensive income in full in the period in which they arise. The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised in the balance sheet subject to the asset celling test which requires the net defined benefit surplus to be limited to the present value of any economic benefits available to NatWest Group in the form of refunds from the plan or reduced contributions to it. Intangible assets and goodwill Intangible assets acquired by NatWest Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated useful economic lives using methods that best reflect the pattern of economic benefits and is included in Depreciation and amortisation. These estimated useful economic lives are: Computer software3 to 12 years Other acquired intangibles5 to 10 years Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred, as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised. Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration transferred, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net assets over the net fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities. Goodwill is measured at initial cost less any subsequent impairment losses. The gain or loss on the disposal of a subsidiary includes the carrying value of any related goodwill. Impairment of non-financial assets At each balance sheet date, NatWest Group assesses whether there is any indication that its intangible assets, rights of use or property, plant and equipment are impaired. If any such indication exists, NatWest Group estimates the recoverable amount of the asset and the impairment loss, if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The recoverable amount of an asset that does not generate cash flows that are independent from those of other assets or groups of assets, is determined as part of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of NatWest Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell or its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been taken into account in estimating future cash flows. An impairment loss is recognised if the recoverable amount of an intangible or tangible asset is less than its carrying value. The carrying value of the asset is reduced by the amount of the loss and a charge recognised in profit or loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment can be recognised when an increase in service potential arises provided the increased carrying value is not greater than it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed. Foreign currencies Transactions in foreign currencies are recorded in the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 20). Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the relevant functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on non-monetary financial assets classified as fair value through OCI, for example equity shares, which are recognised in other comprehensive income unless the asset is the hedged item in a fair value hedge. Assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. Income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to profit or loss on disposal of a foreign operation. Leases As lessor Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases. Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately. Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives. As lessee On entering a new lease contract, NatWest Group recognises a right of use asset and a lease liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis. Provisions and contingent liabilities NatWest Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably. Provision is made for restructuring costs, including the costs of redundancy, when NatWest Group has a constructive obligation to restructure. An obligation exists when NatWest Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to implement the plan or by announcing its main features. NatWest Group recognises any onerous cost of the present obligation under a contract as a provision. An onerous cost is the unavoidable cost of meeting NatWest Group’s contractual obligations that exceed the expected economic benefits. When NatWest Group vacates a leasehold property, the right of use asset would be tested for impairment and a provision may be recognised for the ancillary contractual occupancy costs, such as rates. Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote. Tax Income tax expense or income, comprising current tax and deferred tax, is recorded in the income statement except income tax on items recognised outside profit or loss which is credited or charged to other comprehensive income. The tax consequences of servicing equity instruments are recognised in the income statement. Current tax is income tax payable or recoverable in respect of the taxable profit or loss for the year arising in profit or loss, other comprehensive income or equity. Provision is made for current tax at rates enacted, or substantively enacted, at the balance sheet date. Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and the carrying amount for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent their recovery is probable. Deferred tax is not recognised on temporary differences that arise from initial recognition of an asset or a liability in a transaction (other than a business combination) that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date. Deferred tax assets and liabilities are offset where NatWest Group has a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual NatWest Group company or on NatWest Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously. Accounting for taxes is judgmental and carries a degree of uncertainty because tax law is subject to interpretation, which might be questioned by the relevant tax authority. NatWest Group recognises the most likely current and deferred tax liability or asset, assessed for uncertainty using consistent judgments and estimates. Current and deferred tax assets are only recognised where their recovery is deemed probable, and current and deferred tax liabilities are recognised at the amount that represents the best estimate of the probable outcome having regard to their acceptance by the tax authorities. Financial instruments Financial instruments are classified either by product, by business model or by reference to the IFRS default classification. Classification by product relies on specific designation criteria which are applicable to certain classes of financial assets or circumstances where accounting mismatches would otherwise arise. Classification by business model reflects how NatWest Group manages its financial assets to generate cash flows. A business model assessment determines if cash flows result from holding financial assets to collect the contractual cash flows, from selling those financial assets, or both. The product classifications apply to financial assets that are either designated at fair value through profit or loss (DFV), or to equity investments designated as at fair value through other comprehensive income (FVOCI). Financial assets may also be irrevocably designated at fair value through profit or loss upon initial recognition if such designation eliminates, or significantly reduces, accounting mismatch. In all other instances, fair value through profit or loss (MFVTPL) is the default classification and measurement category for financial assets. Regular way purchases of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date. Business model assessment of assets is made at portfolio level, being the level at which they are managed to achieve a predefined business objective. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives of the portfolio, its risk management, manager’s remuneration and the ability to monitor sales of assets from a portfolio. Financial assets which are managed under a ‘held to collect’ business model, and have contractual cash flows that comprise solely payments of principal and interest are measured at amortised cost. Other financial assets which are managed under a business model of both ‘held to collect and sell’ and have contractual cash flows comprising solely of payments of principal and interest are measured at fair value through other comprehensive income (‘FVOCI’). The contractual terms of a facility; any leverage features; prepayment and extension terms; and triggers that might reset the effective rate of interest; are considered in determining whether cash flows comprise solely payments of principal and interest. All financial instruments are measured at fair value on initial recognition. All liabilities not subsequently measured at fair value are measured at amortised cost. Impairment: expected credit losses (ECL) At each balance sheet date each financial asset or portfolio of loans measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment is assessed for impairment and presented as impairments in the income statement. Loss allowances are forward-looking, based on 12 month ECL where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses. ECL are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is a reduction in the net present value of expected cash flows. On a significant increase in credit risk, allowances are recognised without a change in the expected cash flows, although typically expected cash flows do change also; and ECL are adjusted from 12 month to lifetime expectations. Judgement is exercised as follows: Models – in certain low default portfolios, Basel parameter estimates are also applied for IFRS 9. Non-modelled portfolios, mainly in Private Banking, RBSI and Lombard, use a standardised capital requirement under Basel II. Under IFRS 9, they have bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level. Multiple economic scenarios (MES) – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.

 Significant increase in credit risk - IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition. On restructuring a financial asset without causing derecognition of the original asset, the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset. Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where NatWest Group’s interest in equity shares following the exchange is such that NatWest Group controls an entity, that entity is consolidated. Impaired loans are written off and therefore derecognised from the balance sheet when NatWest Group concludes that there is no longer any realistic prospect of recovery of part, or all, of the loan. For loans that are individually assessed for impairment, the timing of the write-off is determined on a case by case basis. Such loans are reviewed regularly and write-off will be prompted by bankruptcy, insolvency, renegotiation and similar events. The typical time frames from initial impairment to write-off for NatWest Group’s collectively-assessed portfolios are: Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively, Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off, Overdrafts and other unsecured loans: write-off occurs within six years, Commercial loans: write-offs are determined in the light of individual circumstances; and Business loans are generally written off within five years. Financial guarantee contracts Under a financial guarantee contract, NatWest Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 13. Amortisation is calculated to recognise fees receivable in profit or loss over the period of the guarantee. Loan commitments Provision is made for ECL on loan commitments, other than those classified as held-for-trading. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by NatWest Group are classified as held-for-trading and measured at fair value through profit or loss. Derecognition A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. Conversely, an asset is not derecognised by a contract under which NatWest Group retains substantially all the risks and rewards of ownership. If substantially all the risks and rewards have been neither retained nor transferred, NatWest Group does not derecognise an asset over which it has retained control but limits its recognition to the extent of its continuing involvement. A financial liability is removed from the balance sheet when the obligation is discharged, or is cancelled, or expires. Sale and repurchase transactions Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by NatWest Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which NatWest Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset. Sale and repurchase transactions that are not accounted for at fair value through profit or loss are measured at amortised cost. The difference between the consideration paid or received and the repurchase or resale price is treated as interest and recognised in interest income or interest expense over the life of the transaction. Netting Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, NatWest Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. NatWest Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented gross. Capital instruments NatWest Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of NatWest Group after the deduction of liabilities. The components of a compound financial instrument issued by NatWest Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate. Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity. The consideration for any ordinary shares of NatWest Group plc purchased by NatWest Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act 2006. On the sale or re-issue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs. Derivatives and hedging Derivative financial instruments are initially recognised, and subsequently measured, at fair value. NatWest Group’s approach to determining the fair value of financial instruments is set out in the Critical accounting policies section and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Notes 10 and 12 to the accounts. A derivative embedded in a financial liability contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognised in profit or loss. Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income. NatWest Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or unrecognised firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation (net investment hedges).

 Hedge relationships are formally designated and documented at inception in line with the requirements of IAS 39 Financial instruments – Recognition and measurement. The documentation identifies the hedged item, the hedging instrument and details of the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if NatWest Group revokes the designation of a hedge relationship. Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and, where the hedged item is measured at amortised cost, adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate. Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuation of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately. Hedge of net investment in a foreign operation - In the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge. On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss. Associates and joint ventures An associate is an entity over which NatWest Group has significant influence. A joint venture is one which it controls jointly with other parties. Investments in associates and interests in joint ventures are recognised using the equity method. They are stated initially at cost, including attributable goodwill, and subsequently adjusted for post-acquisition changes in NatWest Group’s share of net assets. Cash and cash equivalents In the cash flow statement, cash and cash equivalents comprises cash and deposits with banks with an original maturity of less than three months together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value. Shares in Group entities NatWest Group plc’s investments in its subsidiaries are stated at cost less any impairment. Critical accounting policies and key sources of estimation uncertainty The reported results of NatWest Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its accounts. UK company law and IFRS require the directors, in preparing NatWest Group's accounts, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's ’Conceptual Framework for Financial Reporting’. The judgements and assumptions involved in NatWest Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by NatWest Group would affect its reported results. During 2020, estimation uncertainty has been affected by the COVID-19 pandemic. The COVID-19 pandemic has continued to cause significant economic and social disruption during 2020. Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods. Consideration of this source of estimation uncertainty has been set out in the notes below (as applicable). Critical accounting policyNote Future accounting developments International Financial Reporting Standards COVID-19 amendments on lease modifications – Amendments to IFRS 16 – Leases (IFRS 16) The IASB published 'amendments to IFRS 16 covering COVID-19-Related Rent Concessions’. These provide lessees with an exemption from assessing whether a COVID-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after 1 June 2020. The effect of the amendment on NatWest Group’s accounts is immaterial and will be adopted from 1 January 2021. Other new standards and amendments that are effective for annual periods beginning after 1 January 2022, with earlier application permitted, are set out below. Effective 1 January 2022 Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16). Reference to Conceptual Framework (Amendments to IFRS 3). Classification of Liabilities as Current or Non-current (Amendments to IAS 1). Fees in the “10 per cent” test for Derecognition of Financial Liabilities (Amendments to IFRS 9). Effective 1 January 2023 IFRS 17 Insurance Contracts (Amendments to IFRS 17 Insurance Contracts). NatWest Group is assessing the effect of adopting these standards and amendments on its financial statements but do not expect the effect to be material.

 2020 2019 2018 £m £m £m Interest income on financial instruments measured at amortised cost and debt instruments classified as FVOCI is measured using the effective interest rate which allocates the interest income or interest expense over the expected life of the asset or liability at the rate that exactly discounts all estimated future cash flows to equal the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Included in interest receivable is finance lease income which is recognised at a constant periodic rate of return before tax on the net investment. 2020 2019 2018 £m £m £m Notes: Refer to Note 4 for further analysis. Including related derivatives. Includes instruments that have failed SPPI testing under IFRS 9. 2019 includes a gain of £444 million (€523 million), a legacy liability release of £256 million and an FX recycling gain of £290 million on completion of the Alawwal bank merger in June 2019; In 2019, £1,102 million of FX recycling gains arising on the liquidation of RFS Holdings BV and £67 million in relation to a capital repayment by UBI DAC. The recycling gains and capital repayment have been calculated using the step-by-step method in IFRIC 16 and by reference to the proportion of equity applied to the FX translation reserve. Includes income from activities other than banking. 2018 includes insurance recoveries of £357 million. 2020 includes £58 million loss on acquisition of a £3.0 billion prime UK mortgages portfolio from Metro Bank plc.

 2020 2019 2018 £m £m £m Notes: 2020 includes cost of £144 million including accelerated depreciation of £71 million (2019 - £161 million including £40 million accelerated depreciation) in relation to the planned reduction of the property portfolio (2020 – freehold £1 million; leasehold £143 million; 2019 - freehold £4million; leasehold £157 million). 2019 includes a rebate of £31 million relating to prior periods. 2020 includes a £107 million charge relating to the reduction in property portfolio, leasehold £86 million and freehold £21 million (2019 - £287 million charge, leasehold £37 million and freehold £250 million). Includes litigation and conduct costs, net of amounts recovered. Refer to Notes 20 and 26 for further details. The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff, was 61,400 (2019 - 64,200; 2018 - 67,600). The average number of temporary employees during 2020 was 3,200 (2019 - 4,100; 2018 - 4,000). The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows: 202020192018 During the year a number of roles transferred from Retail Banking and Commercial Banking into centralised functions. Comparatives have been re-stated. Share-based payments As described in the Remuneration report, NatWest Group grants share-based awards to employees principally on the following bases: Notes: All awards have vesting conditions and therefore some may not vest. Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Employee Share Plan.

 3 Operating expenses continued The fair value of options granted in 2020 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to five years; expected option lives that equal the vesting period; expected dividends on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options. The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date. Average Shares Average Shares Average Shares exercise price under option exercise price under option exercise price under option £ (million) £ (million) £ (million) Options are exercisable within six months of vesting; 6.3 million options were exercisable at 31 December 2020 (2019 – 3.2 million; 2018 – 4.9 million). The weighted average share price at the date of exercise of options was £1.57 (2019 - £2.49; 2018 - £2.13). At 31 December 2020, exercise prices ranged from £1.12 to £2.27 (2019 - £1.68 to £2.91; 2018 - £1.68 to £3.43) and the remaining average contractual life was 2.3 years (2019 - 2.7 years; 2018 – 2.9 years). The fair value of options granted in 2020 was £8 million (2019 - £11 million; 2018 - £21 million). Value at Shares Value at Shares Value at Shares grant awarded grant awarded grant awarded £m (million) £m (million) £m (million) The awards granted in 2020 vest in equal tranches on their anniversaries, predominantly over three years. Value at SharesOptions Value at SharesOptions Value at SharesOptions grant awarded over shares grant awarded over shares grant awarded over shares £m (million)(million) £m (million)(million) £m (million)(million) The market value of awards vested/exercised in 2020 was £13 million (2019 - £10 million; 2018 - £5 million). There are no vested options of shares exercisable up to 2021 (2019 - nil; 2018 - 2 million). Bonus awards The following tables analyse NatWest Group's bonus awards for 2020. 20202019Change £m£m%

 2020 2019 2018 £m £m £m Reconciliation of bonus awards to income statement charge Notes: Cash awards are limited to £2,000 for all employees. Excludes other performance related compensation. Operating profit before tax and bonus expense. 2018 2019 2020 2021 2022 and beyond £m £m £m £m £m Actual Expected Segmental analysis The directors manage NatWest Group primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business. Interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered between each other; funding charges between segments are determined by NatWest Group Treasury, having regard to commercial demands. The segment performance measure is operating profit/(loss). Reportable operating segments: The reportable operating segments are as follows: Retail Banking serves individuals and mass affluent customers in the UK and includes Ulster Bank customers in Northern Ireland. Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI). Commercial Banking serves start-up, SME, commercial and corporate customers in the UK. Private Banking serves UK connected high net worth individuals and their business interests. RBS International (RBSI) serves retail, commercial, and corporate customers in the Channel Islands, Isle of Man and Gibraltar, and financial institution customers in those same locations in addition to the UK and Luxembourg. NatWest Markets (NWM) helps NatWest Group’s corporate and institutional customers manage their financial risks safely and achieve their short-term and long-term sustainable financial goals. Central items & other includes corporate functions, such as NatWest Group Treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages NatWest Group capital resources and NatWest Group-wide regulatory projects and provides services to the reportable segments. Balances in relation to legacy litigation issues and the international private banking business are included in Central items in the relevant periods. Allocation of central balance sheet items NatWest Group allocates all central costs relating to Services and Functions to the business using appropriate drivers; these are reported as indirect costs in the segmental income statements. Assets and risk-weighted assets held centrally, mainly relating to NatWest Group Treasury, are allocated to the business using appropriate drivers. Retail Ulster Commercial Private Central items Banking Bank RoI Banking Banking RBSI NWM & other (1) Total £m £m £m £m £m £m £m £m

 Note: (1) 2020 predominantly relates to interest receivable in Treasury; 2019 predominantly related to interest receivable in Treasury and strategic disposals in Functions and 2018 predominately related to interest receivable in Treasury. Inter Inter Inter External segment Total External segment Total External segment Total £m £m £m £m £m £m £m £m £m Total revenue (1) Note: Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income. Inter Inter Inter External segment Total External segment Total External segment Total £m £m £m £m £m £m £m £m £m Total income

4 Segmental analysis continued Retail Ulster Commercial Private RBS NatWest Central items Analysis of net fees and commissions Banking Bank RoI Banking Banking International Markets & other Total 2020 £m £m £m £m £m £m £m £m 2019 Fees and commissions receivable - Payment services29261659332724—1,096 Credit and debit card fees42728154122—— 623 Lending and financing3561651033685—1,006 - Brokerage558—5—96— 164 Investment management, trustee and4433186411— 278 fiduciary services Underwriting fees—————170— 170 -Other259027269(173)22 Total1,1761211,416266108445(173)3,359 Fees and commissions payable(480)(12)(104)(40)(2)(360)150(848) Net fees and commissions6961091,31222610685(23)2,511 2018 Fees and commissions receivable - Payment services2273455633253—878 Credit and debit card fees4022217513———612 Lending and financing4083153733391—1,103 - Brokerage626—5—85—158 Investment management, trustee and fiduciary services494—19142——286 Underwriting fees13—17——144—174 -Other216016267(141)7 Total1,163981,345261102390(141)3,218 Fees and commissions payable(471)(7)(62)(33)(1)(423)136(861) Net fees and commissions692911,283228101(33)(5)2,357 Note: (1) Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. Assets Liabilities Assets Liabilities Assets Liabilities £m £m £m £m £m £m

Segmental analysis of goodwill There was no movement in the goodwill held by segments for the period 1 January 2019 to 31 December 2020. The total carrying value was £5,607 million, comprised of Retail Banking £2,692 million; Commercial Banking £2,606 million; Private Banking £9 million; and RBS International £300 million. Geographical segments The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded. UK USA Europe RoW Total £m £m £m £m £m *2019 re-presented.

 Pensions Defined contribution schemes NatWest Group sponsors a number of defined contribution pension schemes in different territories, which new employees are offered the opportunity to join. Defined benefit schemes NatWest Group sponsors a number of pension schemes in the UK and overseas, including the Main section of the NatWest Group Pension Fund (the “Main section”) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation. Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme’s assets, and have a duty to act in the best interests of all scheme members. The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members. These have been closed to new entrants for over ten years, although current members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by NatWest Group. The Main section corporate trustee is NatWest Pension Trustee Limited (the Trustee), a wholly owned subsidiary of NWB Plc, Principal Employer of the Main section. The Board of the Trustee comprises four member trustee directors selected from eligible active staff, deferred and pensioner members who apply and six appointed by NatWest Group. Under UK legislation, a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members). Similar governance principles apply to NatWest Group’s other pension schemes. Investment strategy The assets of the Main section, which is typical of other group schemes, represent 90% of plan assets at 31 December 2020 (2019 - 90%) and are invested as shown below. The Main section employs derivative instruments to achieve a desired asset class exposure and to reduce the section’s interest rate, inflation and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation. 2020 2019 Quoted Unquoted Total Quoted Unquoted Total % % % % % % 2020 2019 Notional Fair value Notional Fair value amounts Assets Liabilities amounts Assets Liabilities £bn £m £m £bn £m £m Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparty banks, including NWB Plc. At 31 December 2020, the gross notional value of the swaps was £88 billion (2019 - £75 billion) and had a net positive fair value of £4,706 million (2019 - £3,340 million) against which the banks had posted approximately 104% collateral. The schemes do not invest directly in NatWest Group but can have exposure to NatWest Group. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the 5% regulatory limit.

 Main sectionAll schemes At 31 December 2020 At 1 January 2020 Currency translation and other adjustments Income statement 46,555 39,669 6,886 — 51,925 44,115 7,315 (495) — 4 — 4 92 71 — (21) Net interest expense Current service cost Past service cost 936 795 141 — 1,037 890 149 2 — 156 — 156 — 208 — 208 — 3 — 3 — 5 — 5 Statement of comprehensive income 936 954 141 159 1,037 1,103 149 215 Return on plan assets excluding recognised interest income Experience gains and losses Effect of changes in actuarial financial assumptions Effect of changes in actuarial demographic assumptions Asset ceiling adjustments 5,486 — — (5 ,486) 6,027 — — (6,027) — (427) — (427) — (455) — (455) — 5,419 — 5 ,419 — 5,974 — 5,974 — 138 — 138 — 185 — 185 — — 426 426 — — 319 319 Contributions by employer Contributions by plan participants and other scheme members Liabilities extinguished upon settlement Benefits paid 5,486 5,130 426 70 6,027 5,704 319 (4) 233 — — (233) 296 — — (296) 9 9 — — 14 14 — — — — — — (2) (3) — (1) (1,896) (1,896) — — (2,140) (2,140) — — 51,323 43,870 7,453 — 57,249 48,864 7,783 (602) Defined benefit obligations are subject to annual valuation by independent actuaries. NatWest Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that NatWest Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised. Other NatWest Group schemes that this applies to include the Ulster Bank Limited scheme and the NatWest Markets section. NatWest Group expects to make contributions to the Main section of £215 million in 2021. Additional contributions of up to £500 million will be paid to the Main section, should NatWest Group make distributions in 2021, in line with the ring-fencing agreement with the Trustee. Amounts recognised on the balance sheet All schemes 2020 2019 £m £m 2020 2019 £m £m NatWest Group Annual Report on Form 20-F276

Funding and contributions by NatWest Group In the UK, the trustees of defined benefit pension schemes are required to perform funding valuations every three years. The trustees and the sponsor, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and a Schedule of Contributions required to eliminate any funding deficit. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor’s covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where the NatWest Group sponsors defined benefit pension schemes. The last funding valuation of the Main section was at 31 December 2017. The next funding valuation, as at 31 December 2020, is to be agreed by 31 March 2022. The triennial funding valuation of the Main section as at 31 December 2017 determined the funding level to be 96%, pension liabilities to be £47 billion and the deficit to be £2 billion, which was eliminated by a £2 billion cash payment in October 2018. The average cost of the future service of current members is 44% of salary before administrative expenses and contributions from those members. In 2018, the Group recognised an updated estimate of the impact of guaranteed minimum pension equalisation (£102m) following the clarity provided by the October 2018 Court ruling. Discussions around implementing changes to benefits are well advanced, and the estimate has been revised to £169m (2019: £141m) to reflect this. Assumptions Placing a value on NatWest Group’s defined benefit pension schemes’ liabilities requires NatWest Group’s management to make a number of assumptions, with the support of independent actuaries. The ultimate cost of the defined benefit obligations depends upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected. The most significant assumptions used for the Main section are shown below: 2020 2019 Principal assumptions of Main section % % 2017 triennial valuation Discount rate The IAS 19 valuation uses a single discount rate set by reference to the yield on a basket of ‘high quality’ sterling corporate bonds. For the triennial valuation discounting is by reference to a yield curve. The weighted average duration of the Main section’s defined benefit obligation at 31 December 2020 is 22 years (2019 – 21 years). Significant judgement is required when setting the criteria for bonds to be included in the basket of bonds that is used to determine the discount rate used in the IAS 19 valuations. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations; a constant credit spread relative to gilts is assumed. Sensitivity to the main assumptions is presented below.

The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2017. 2,000 1,800 1,600 Expected Cashflows (£m) 1,200 1,000 800 600 400 200 0 05101520253035404550556065707580859095100 Term (years) The larger outflow in the first four years represents the expected level of transfers out to 31 December 2021. (Decrease)/ Increase in (Decrease)/increase increase net pension in value of in value of (obligations)/ assets liabilities assets £m £m £m 2020 Increaseinequityvaluesof10%(1)430—430 Note: (1) Includes both quoted and private equity. The funded status is most sensitive to movements in credit spreads and longevity. The table below shows the combined change in the funded status of the Main section as a result of larger movements in these assumptions, assuming no changes in other assumptions. -2 years -1 years No change + 1 year + 2 years £bn £bn £bn £bn £bn 2020 2019

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions: 20202019 Membership category%% The experience history of NatWest Group schemes is shown below: 2020 2019 2018 2017 2016 2020 2019 2018 2017 2016 £m £m £m £m £m £m £m £m £m £m History of defined benefit schemes Auditor’s remuneration 2020 2019 2018 £m £m £m Notes: The 2020 audit fee was approved by the Group Audit Committee. At 31 December 2020, £23 million has been billed and paid in respect of the 2020 NatWest Group audit fees. Comprises fees of £1.1 million (2019 - £1.1 million) in relation to reviews of interim financial information, £3.2 million (2019 - £1.4 million) in respect of reports to NatWest Group’s regulators in the UK and overseas, and £0.4 million (2019 - £0.7 million) in relation to non-statutory audit opinions. Comprises fees of £0.4 million (2019 - £0.6 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

 2020 2019 2018 £m £m £m 2020 2019 2018 £m £m £m Notes: The Finance Bill 2020 amended the rate of UK corporation tax to 19% for the financial year beginning 1 April 2020. This reverses the rate reduction to 17% for the financial year beginning 1 April 2020 previously enacted. Deferred tax balances previously based on the lower rate have been restated accordingly. Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities. Judgment: tax contingencies NatWest Group’s income tax charge and its provisions for income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved. Deferred tax 20202019 £m£m

 Charge/(credit) to income statement Charge/(credit) to other comprehensive income Currency translation and other adjustments 15 (234) 33 114 55 (5) (22) 119 — — 51 — (7) 163 1 (2) — — (9) 4 (6) At 31 December 2020 (4) (64) (85) 480 (905) (32) (610) 2020 2019 £m £m Critical accounting policy: Deferred Tax NatWest Group has recognised a deferred tax asset of £901 million (31 December 2019 - £1,011 million) that principally comprises losses that arose in the UK, temporary differences, and a deferred tax liability of £291 million (31 December 2019 - £266 million). This includes amounts recognised in respect of UK trading losses of £862 million (31 December 2019 - £770 million). Deferred tax assets are recognised to the extent that it is probable that there will be future taxable profits to recover them. Judgment - NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets. Estimate - These estimates are partly based on forecast performance beyond the horizon for management’s detailed plans. They have regard to inherent uncertainties, such as Brexit, climate change, and the impact of COVID. The deferred tax asset in NWM Group is supported by way of future reversing temporary timing differences on which deferred tax liabilities are recognised at 31 December 2020. UK tax losses - Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by The Finance (No. 2) Act 2015. Deferred tax assets and liabilities at 31 December 2020 take into account the reduced rates in respect of tax losses and temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences. NWM Plc – NWM Plc expects that the balance of recognised deferred tax asset at 31 December 2020 of £62 million (2019 - £75 million) in respect of tax losses amounting to approximately £325 million will be recovered by the end of 2027. The movement in the current financial year reflects a £22 million decrease in the carrying value of the deferred tax asset, offset by a £9m increase due to the UK tax rate change impact. NWB Plc – A deferred tax asset of £592 million has been recognised in respect of total losses of £3,117 million. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. NWB Plc returned to tax profitability during 2015 and expects the deferred tax asset to be utilised against future taxable profits by the end of 2026. RBS plc – A deferred tax asset of £200 million has been recognised in respect of losses of £1,053 million of total losses of £4,242 million carried forward at 31 December 2020. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2026.

 Tax continued Overseas tax losses UBI DAC – The Bank carried forward losses of £9,071 million at 31 December 2020. The losses arose principally as a result of significant impairment charges between 2008 and 2013 during challenging economic conditions in the Republic of Ireland. A deferred tax asset of £43 million has been recognised at 31 December 2020 in respect of £342 million of those total losses. The movement in the current financial year reflects a £146 million reduction in the carrying value of the deferred tax asset based on a revised economic outlook, and £:€ exchange differences. UBIDAC expects the deferred tax asset to be utilised against future taxable profits by the end of 2029. NatWest Market N.V. (NWM N.V.) – NWM N.V. Group management did not recognise a deferred tax asset in respect of losses carried forward at 31 December 2020 due to the implications from the wider strategic review of the NWM franchise, and the uncertainty around the consequences of Brexit on the volume and pace of transfers of business from NWM Plc and NWB Plc to NWM N.V.. Unrecognised deferred tax Deferred tax assets of £4,965 million (2019 - £4,653 million; 2018 - £5,118, million) have not been recognised in respect of tax losses and other temporary differences carried forward of £25,091 million (2019 - £23,555 million; 2018 - £25,597 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other temporary differences, £714 million expire within five years and £4,496 million thereafter. The balance of tax losses and other temporary differences carried forward has no expiry date. Deferred tax liabilities of £242 million (2019 - £262 million; 2018 - £257 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009. 2020 2019 2018 £m £m £m Trading assets and liabilities Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios. 20202019 Assets£m£m

 Derivatives Companies within NatWest Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk. Notional Assets Liabilities Notional Assets Liabilities £bn £m £m £bn £m £m NatWest Group applies hedge accounting to manage the following risks: interest rate, foreign exchange and net investment in foreign operations. NatWest Group’s interest rate hedging relate to the management of NatWest Group’s non-trading structural interest rate risk, caused by the mismatch between fixed interest rates and floating interest rates. NatWest Group manages this risk within approved limits. Residual risk positions are hedged with derivatives, principally interest rate swaps. Suitable larger financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges. Cash flow hedges of interest rate risk relates to exposures to the variability in future interest payments and receipts due to the movement of benchmark interest rates on forecast transactions and on recognised financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps, fixing the hedged cash flows. For these cash flow hedge relationships, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant benchmark rate LIBOR, EURIBOR, SONIA, the Bank of England Official Bank Rate or the European Central Bank Refinance Rate. The variability in cash flows due to movements in the relevant benchmark rate is hedged; this risk component is identified using the risk management systems of NatWest Group. This risk component comprises the majority of cash flow variability risk. Fair value hedges of interest rate risk involve interest rate swaps transforming the fixed interest rate risk in recognised financial assets and financial liabilities to floating. The hedged risk is the risk of changes in the hedged item’s fair value attributable to changes in the benchmark interest rate embedded in the hedged item. The significant embedded benchmarks are LIBOR, EURIBOR and SONIA. This risk component is identified using the risk management systems of NatWest Group. This risk component comprises the majority of the hedged items fair value risk. NatWest Group hedges the exchange rate risk of its net investment in foreign currency denominated operations with currency borrowings and forward foreign exchange contracts. NatWest Group reviews the value of the investments’ net assets, executing hedges where appropriate to reduce the sensitivity of capital ratios to foreign exchange rate movement. Hedge accounting relationships will be designated where required. Exchange rate risk also arises in NatWest Group where payments are denominated in different currencies than the functional currency. Residual risk positions are hedged with forward foreign exchange contracts. Exposure to the variability in future payments due to the movement of foreign exchange rates is hedged, fixing the exchange rate the payments will be settled in. The derivatives are documented as cash flow hedges. For all cash flow hedging and fair value hedge relationships NatWest Group determines that there is an adequate level of offsetting between the hedged item and hedging instrument by assessing the initial and ongoing effectiveness by comparing movements in the fair value of the expected highly probable forecast interest cash flows/fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Hedge effectiveness is measured on a cumulative basis over a time period management determines to be appropriate. NatWest Group uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting. A number of the current cash flow and fair value hedges of interest rate risk that mature post 31 December 2021 will be directly affected by interest rate benchmark reform. NatWest Group early adopted the amendments to IAS 39 and IFRS 7 issued in September 2019 for reporting periods beginning 1 January 2019; these amendments are known as Phase 1 relief. The relief allows, where uncertainty arising from benchmark rate reform exists, the following: When assessing if affected forecasted cash flows are highly probable or still expected to occur; it is assumed the IBOR based forecasted hedged cash flows are not altered as a result of interest rate benchmark reform. For the purpose of the prospective effectiveness assessment; it is assumed the IBOR based hedged cash flows and/ or hedged risk are not altered as a result of interest rate benchmark reform. Hedge accounting relationships will not be discontinued if they fall outside the 80 – 125% range when performing a retrospective effectiveness assessment. The assessment as to whether a non-contractually specified IBOR risk component is separately identifiable, is done only at the inception of the relationship. The disclosures made for the notional of hedging instruments and risk exposures affected by interest rate benchmark reform contain information for both the hedging instrument and hedged risks even if only one of these will be directly impacted by the reform. NatWest Group early adopted the amendments to IAS 39 issued in August 2020 for reporting periods beginning 1 January 2021; these amendments are known as Phase 2 relief and apply at the point where components of a hedge accounting relationships transition to reference an alternative interest rate benchmark. Where relationships have transitioned in the year, the impacted hedge accounting relationships had their designations amended in line with the Phase 2 relief. The following phase 2 reliefs have been applied: Where forecasted cash flows in cash flow hedge relationships have transitioned to an alternative benchmark interest rate, the relevant hedge accounting designations have been amended. As a result of the amended designations the balances in other comprehensive income linked to the transitioned forecasted cash flows are now deemed based on the alternative benchmark interest rate.

Included in the table above are derivatives held for hedging purposes as follows: Changes in fair Changes in fair value used for value used for hedge hedge Notional Assets Liabilities ineffectiveness (1) Notional Assets Liabilities ineffectiveness (1) £bn £m £m£m £bn £m £m£m Note: (1) The change in fair value used for hedge ineffectiveness includes instruments that were decrecognised in the year. The notional of hedging instruments affected by interest rate benchmark reform is as follows: 20202019 £bn£bn

The following table shows the period in which the hedging contract ends: AverageNOK-£rate12.36——————12.36

Notes to the consolidated financial statements

10 Derivatives continued

The table below analyses assets and liabilities, subject to hedging derivatives.

2020	Carrying value of hedged assets and liabilities £m	Impact on hedged items included in carrying value £m	Changes in fair value used as a basis to determine ineffectiveness (1) £m	Impact on hedged items ceased to be adjusted for hedging gains or losses £m
Fair value hedging - interest rate				
Loans to banks and customers - amortised cost	7,947	1,242	323	77
Other financial assets - securities	34,665	2,254	1,568	—
Total	42,612	3,496	1,891	77
Other financial liabilities - debt securities in issue	29,317	1,336	(746)	—
Subordinated liabilities	6,877	356	(268)	10
Total	36,194	1,692	(1,014)	10
Cash flow hedging - interest rate				
Loans to banks and customers - amortised cost	53,447		(601)	
Other financial assets - securities	2,616		(16)	
Total	56,063		(617)	
Cash flow hedging - interest rate				
Bank and customer deposits	72,880		409	
Other financial liabilities - debt securities in issue	1,014		13	
Cash flow hedging - exchange rate				
Other financial liabilities - debt securities in issue	9,582		52	
Total	83,476		474	
2019				
Fair value hedging - interest rate				
Loans to banks and customers - amortised cost	6,716	1,023	165	86
Other financial assets - securities	35,796	1,274	1,474	—
Total	42,512	2,297	1,639	86
Other financial liabilities - debt securities in issue	26,811	830	(807)	30
Subordinated liabilities	5,398	(275)	(222)	24
Total	32,209	555	(1,029)	54
Cash flow hedging - interest rate				
Loans to banks and customers - amortised cost	69,254		(566)	
Other financial assets - securities	2,275		(16)	
Total	71,529		(582)	
Cash flow hedging - interest rate				
Bank and customer deposits	75,837		225	
Other financial liabilities - debt securities in issue	1,009		14	
Cash flow hedging - exchange rate				
Other financial liabilities - debt securities in issue	12,264		59	
Total	89,110		298	

Note:
(1) The change in fair value used for hedge ineffectiveness instruments derecognised in the year.

NatWest Group Annual Report on Form 20-F 286

The following risk exposures will be affected by interest rate benchmark reform (notional, hedged adjustment): Hedged Hedged Notional adjustment Notional adjustment £bn £m £bn £m Notes: 2019 has been restated to align the methodology used to identify hedge relationships subject to IBOR reform. Hedge relationships subject to reform are those where either the hedged item or the hedging instrument is subject to the IBOR reform. The following table shows an analysis of cash flow hedge reserve and foreign exchange hedge reserve. Foreign Foreign Cash flow hedge reserve exchange hedge reserve Cash flow hedge reserve exchange hedge reserve £m £m £m £m Foreign Foreign exchange exchange Cash flow hedge reserve hedge reserve Cash flow hedge reserve hedge reserve £m £m £m £m Hedge ineffectiveness recognised in other operating income comprises: 202020192018 £m£m£m The main sources of ineffectiveness for interest rate risk hedge accounting relationships are: The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge). Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge). Additional information on cash flow hedging and hedging of net assets can be found in the Statement of Changes in Equity.

Bank deposits (4) Customer deposits Settlement balances Trading liabilities Derivatives (1) Other financial liabilities (5) Subordinated liabilities Notes in circulation Other liabilities (6) 20,606 431,739 5,545 20,606 431,739 5,545 72,256 72,256 160,705 160,705 2,403 793 43,408 9,169 2,655 45,811 9,962 2,655 1,8824,5066,388 31 December 2020 232,9613,196515,0044,506755,667 Financial instruments – classification Amortised Other MFVTPL FVOCI cost assets Total £m £m £m £m £m Assets *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: Includes net hedging derivatives assets of £93 million (2019 - £202 million) and net hedging derivatives liabilities of £130 million (2019 - £22 million). Includes items in the course of collection from other banks of £148 million (2019 - £50 million). Includes finance lease receivables of £9,061 million (2019 - £9,212 million). Includes items in the course of transmission to other banks of £12 million (2019 - £2 million). The carrying amount of other customer accounts designated as at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Includes lease liabilities of £1,698 million (2019 - £1,823 million) held at amortised cost. Judgment: classification of financial assets Classification of financial assets between amortised cost and fair value through other comprehensive income requires a degree of judgement in respect of business models and contractual cashflows. The business model criteria is assessed at a portfolio level to determine whether assets are classified as held to collect or held to collect and sell. Information that is considered in determining the applicable business model includes the portfolio’s policies and objectives, how the performance and risks of the portfolio are managed, evaluated and reported to management; and the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for sales. The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. A level of judgement is made in assessing terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including contingent and leverage features, non-recourse arrangements and features that could modify the time value of money.

 11 Financial instruments - classification continued NatWest Group's financial assets and liabilities include: 2020 £m 2019 £m Effect of Net amount after Instruments IFRS Balance master netting and similar Cash Securities the effect of netting agreements and outside netting Balance Gross offset sheet agreements collateral collateral related collateral agreements sheet total £m £m £m £m £m £m £m £m £m 2020 Note: (1) The net IFRS offset balance of £733 million (2019 - £811 million) relates to variation margin netting reflected on other balance sheet lines.

 Financial instruments - classification continued Interest rate benchmark reform In 2020 NatWest Group continued to implement its entity-wide LIBOR programme with the view of being ready for the various transition events that are expected to occur prior to the cessation of the vast majority of the IBOR benchmark rates at the end of 2021 and the USD LIBOR in 2023. In the UK, regulators, most notably the Bank of England (BoE) and the Financial Conduct Authority (FCA), have issued guidance on how market participants are expected to approach transition as well as the regulatory expectations in relation to the credit adjustment spread calculation methodologies, conversion strategies amongst, existence of products referencing IBOR benchmark rates amongst other items. The group-wide programme continued to address the key areas that will be affected by the IBOR reform most notably: Client stratification, engagement and education; Contract fall-back remediation; Transition on an economically equivalent basis; Effect of modifications to existing terms beyond those that are attributable to the IBOR reform; Funding and liquidity management, planning and forecast; Risk management; Financial reporting and valuation; and, Changes to processes and systems covering front-end, risk and finance systems. NatWest Group continued to develop new products across its different segments that reference the new alternative risk-free rates and worked with clients to assess their readiness and ability to adopt new products or transition existing products. A comprehensive review of the effect of IBOR reform on funding, liquidity and risk management has also been conducted. This is expected to be fully implemented over the course of 2021. NatWest Group will continue to adapt its key systems, methodologies and processes to meet the requirements of the new risk-free rates. This is expected to be concluded in advance of the LIBOR cessation date at the end of 2021. NatWest Group also remained engaged with regulators, standard setters and other market participants on key matters related to the IBOR reform and an open dialogue is expected throughout 2021. It is expected that the programme will meet all timelines set by the regulators. The table below provides an overview of IBOR related exposure by currency and nature of financial instruments. Non-derivative financial instruments are presented on the basis of their carrying amounts excluding expected credit losses while derivative financial instruments are presented on the basis of their notional amount. Balances not Ratessubjectto IBORreformsubject toExpected GBP LIBORUSD IBOR (1)EUR IBOROther IBORIBOR reformcredit lossesTotal £m£m£m£m£m£m£m Loan commitments (2) 25,616 9,228 7,176 682 79,220 121,922 USD LIBOR is now expected to convert to alternative risk free rates in mid-2023 subject to consultation. Certain loan commitments are multi-currency facilities. Where these are fully undrawn, they are allocated to the principal currency of the facility. Where the facilities are partly drawn, the remaining loan commitment is allocated to the currency with the largest drawn amount. Included within the table above for derivatives were currency swaps with corresponding legs also subject to IBOR reform of GBP LIBOR of £5.2 billion with USD IBOR £2.0 billion, EUR IBOR £2.9 billion and Other IBOR £0.3 billion. Currency swaps of USD IBOR of £231.7 billion with GBP LIBOR £98.5 billion, EUR IBOR £85.8 billion and Other IBOR £47.4 billion. Currency swaps of EUR IBOR of £5.1 billion with GBP LIBOR £2.3billion, USD IBOR £1.8 billion and Other IBOR £1.0 billion. Currency swaps of Other IBOR of £2.2 billion with EUR IBOR £0.7 billion, USD IBOR £1.2 billion and Other IBOR £0.3 billion. Additionally, included above are basis swaps for GBP LIBOR of £97.0 billion, USD IBOR of £ 81.0 billion, EUR IBOR of £49.0 billion and Other IBOR of £10.0 billion. AT1 issuances NatWest Group has issued certain capital instruments (AT1), under which reset clauses are linked to IBOR rates subject to reform. Where under the contractual terms of the instrument the coupon resets to a rate which has IBOR as a specified component of its pricing structure, these are subject to IBOR reform and listed below: £m

 Financial instruments - valuation Critical accounting policy: Fair value - financial instruments In accordance with Accounting policies 12 and 20, financial instruments classified as mandatory fair value through profit or loss, held-for-trading or designated as at fair value through profit or loss and financial assets classified as fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. It also uses the assumptions that market participants would use when pricing the asset or liability. In determining fair value, NatWest Group maximises the use of relevant observable inputs and minimises the use of unobservable inputs. Modelled approaches may be used to measure instruments classed as level 2 or 3. Estimation expertise is required in the selection, implementation and calibration of appropriate models. The resulting modelled valuations are considered for accuracy and reliability. Portfolio level adjustments consistent with IFRS 13 are raised to incorporate counterparty credit risk, funding and margining risks. Expert judgement is used in the initial measurement of modelled products by control teams. Where NatWest Group manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, it measures the fair value of a group of financial assets and financial liabilities on the basis of the price that it would receive to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction at the measurement date under current market conditions. Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities measured at fair value to reflect the NatWest Group’s own credit standing. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given below. 20202019 Liabilities Trading liabilities Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred. There were no significant transfers between level 1 and level 2. For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk. The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid. NatWest Group Annual Report on Form 20-F291

 12 Financial instruments - valuation continued Fair value hierarchy Financial Instruments carried at fair value have been classified under the IFRS fair value hierarchy as follows. Level 1 – instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives. Level 2 - instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives. Level 3 - instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs. Valuation techniques NatWest Group derives the fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product. Non-modelled products are valued directly from a price input, typically on a position by position basis, and include cash, equities and most debt securities. Modelled products valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g. interest rate caps and floors) through to more complex derivatives. The valuation of modelled products requires an appropriate model and inputs into this model. Sometimes models are also used to derive inputs (e.g. to construct volatility surfaces). NatWest Group uses a number of modelling methodologies. Inputs to valuation models Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly affected by the choice of valuation model and by underlying assumptions concerning factors such as the amounts and timing of cash flows, discount rates and credit risk. The principal inputs to these valuation techniques are as follows: Bond prices - quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products. Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from third-party benchmarking services. For counterparty credit spreads, adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters). Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR), Overnight Index Swaps (OIS) rate and other quoted interest rates in the swap, bond and futures markets. Foreign currency exchange rates - there are observable prices both for spot and forward contracts and futures in the world's major currencies. Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares. Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres. Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or other variables are observed to move together. Prepayment rates - the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, NatWest Group considers the value of the prepayment option. Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads. Valuation control NatWest Group's control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent of the businesses entering into the transactions. Independent price verification (IPV) is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in the light of available pricing evidence. Where measurement differences are identified through the IPV process these are grouped by fair value level and quality of data. If the size of the difference exceeds defined thresholds adjustment to independent levels are made. IPV takes place at least each monthly, for all fair value positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Model Oversight Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure being reviewed by the NatWest Group Model Risk team. Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversees pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by Valuation Committees and to discuss other relevant matters, including prudential valuation. Initial classification of a financial instrument is carried out by the Product Control team following the principles in IFRS 13. They base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument. These initial classifications are subject to senior management review. Particular attention is paid to instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high. NatWest Group uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products.

 12 Financial instruments - valuation continued NatWest Group contributes to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that NatWest Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process. All sources of independent data are reviewed for quality and are applied in the IPV processes using a formalised input quality hierarchy. In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. The sources of independent data are reviewed for quality and are applied in the IPV processes using a formalised input quality hierarchy. These adjustments reflect NatWest Group's assessment of factors that market participants would consider in setting a price. Where unobservable inputs are used, NatWest Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, NatWest Group considers adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for model limitations. When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below: Credit valuation adjustments (CVA) CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures. CVA is actively managed by a credit and market risk hedging process, and therefore movements in CVA are partially offset by trading revenue on the hedges. The CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk. Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where NatWest Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains. Bid-offer Fair value positions are adjusted to bid (long positions) or offer (short positions) levels, by marking individual cash positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures. The bid-offer approach is based on current market spreads and standard market bucketing of risk. Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies may also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds. As permitted by IFRS 13, netting is applied on a portfolio basis to reflect the value at which NatWest Group believes it could exit the portfolio, rather than the sum of exit costs for each of the portfolio’s individual trades. This is applied where the asset and liability positions are managed as a portfolio for risk and reporting purposes. Funding – FVA 140 244 Credit – CVA 390 386 Bid – Offer 148 165 Product and deal specific 172 238 850 1,033 2020 £m 2019 £m The discount rates applied to derivative cash flows in determining fair value reflect any underlying collateral agreements. Collateralised derivatives are generally discounted at the relevant OIS-related rates at an individual trade level. Reserves are held to the extent that the discount rates applied do not reflect all of the terms of the collateral agreements. The reduction in valuation reserves was primarily driven by a combination of market moves, trade close-out activity and risk reduction together with a reallocation of product and deal specific reserves that are now included within modelled trade valuations. Funding valuation adjustment (FVA) FVA represents an estimate of the adjustment that a market participant would make to incorporate funding costs and benefits that arise in relation to derivative exposures. FVA is calculated as a portfolio level adjustment and can result in either a funding charge or funding benefit. Funding levels are applied to estimated potential future exposures. For uncollateralised derivatives, the modelling of the exposure is consistent with the approach used in the calculation of CVA, and the counterparty contingent nature of the exposure is reflected in the calculation. For collateralised derivatives, the exposure reflects initial margin posting requirements. Product and deal specific On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2020, net gains of £63 million (2019 - £88 million) were carried forward. During the year, net gains of £75 million (2019 - £183 million) were deferred and £100 million (2019 - £154 million) were recognised in the income statement. Where system generated valuations do not accurately recover market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management. Own Credit NatWest Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value in accordance with IFRS. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes. An own credit adjustment is applied to positions where it is believed that counterparties would consider NWM Group’s creditworthiness when pricing trades. NatWest Group Annual Report on Form 20-F293

 12 Financial instruments – valuation: Level 3 ranges of unobservable inputs 20202019 Financial instrumentValuation techniqueUnobservable inputsUnitsLowHighLowHigh Notes: The table above presents the range of values for significant inputs used in the valuation of level 3 assets and liabilities. The range represents the highest and lowest values of the input parameters and therefore is not a measure of parameter uncertainty. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer but unfavourable for the note holder. Whilst NatWest Group indicates where it considers that there are significant relationships between the inputs, their inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels. Credit spreads and discount margins: credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued. Recovery rate: reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads. Valuation: for private equity investments, values may be estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value (NAV). Similarly for equity or bond fund investments, prices may be estimated from valuation or credit statements using NAV or similar measures. Correlation: measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables. Volatility: a measure of the tendency of a price to change with time. Interest rate delta: these ranges represent the low/high marks on the relevant discounting curve. Upfront points: where CDS contracts are standardised, the inherent spread of the trade may exceed the standard premium paid or received under the contract. Upfront points will compensate for the difference between the standard premium and the actual premium at the start of the contract. Mean reversion: a measure of how much a rate reverts to its mean level. Constant prepayment rate: the rate is used to reflect how fast a pool of assets pay down. Day count: yield analysis on deposits are calculated using day count as an input, referring to the maturity of the deposit. NatWest Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

 12 Financial instruments – valuation: areas of judgment Whilst the business has simplified, the diverse range of products historically traded by NatWest Group results in a wide range of instruments that are classified into level 3 of the hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of NatWest Group financial instruments carried at fair value are classified as level 2. IFRS requires extra disclosures in respect of level 3 instruments. Active and inactive markets A key input in the decision making process for the allocation of assets to a particular level is market activity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input. Where markets are liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. This can be more difficult as assessing the liquidity of a market is not always straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an over-the-counter (OTC) derivative assessing the liquidity of the market with no central exchange is more difficult. A key related matter is where a market moves from liquid to illiquid or vice versa. Where this change is considered to be temporary, the classification is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been considered to be liquid, the instrument will continue to be classified in the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects. Material movements between levels are reviewed quarterly. The breadth and depth of the IPV data allows for a rules based quality assessment to be made of market activity, liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available, the quality assessment will result in the instrument being assessed as level 3. Modelled products 2020 2019 Level 3 £m Favourable £m Unfavourable £m Level 3 £m Favourable Unfavourable £m£m The decision to classify a modelled instrument as level 2 or 3 will be dependent upon the product/model combination, the observability and quality of input parameters and other factors. All these must be assessed to classify the asset. If an input fails the observability or quality tests then the instrument is considered to be in level 3 unless the input can be shown to have an insignificant effect on the overall valuation of the product. The majority of derivative instruments, for example vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives, are classified as level 2 as they are vanilla products valued using observable inputs. The valuation uncertainty on these is considered to be low and both input and output testing may be available. Non-modelled products Non-modelled products are generally quoted on a price basis and can therefore be considered for each of the three levels. This is determined by the market activity, liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process to allocate positions to IPV quality levels. The availability and quality of independent pricing information are considered during the classification process. An assessment is made regarding the quality of the independent information. For example, where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is that used in the IPV process to determine the IPV quality rating. However, where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not. For some instruments with a wide number of available price sources, there may be differing quality of available information and there may be a wide range of prices from different sources. In these situations the highest quality source is used to determine the classification of the asset. For example, a tradable quote would be considered a better source than a consensus price.

 12 Financial instruments – valuation: level 3 sensitivities The level 3 sensitivities presented above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely potential uncertainty on the portfolio as a whole. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be displayed. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table. Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence. Other considerations Whilst certain inputs used to calculate CVA, FVA and own credit adjustments are not based on observable market data, the uncertainty of the inputs is not considered to have a significant effect on the net valuation of the related derivative portfolios and issued debt. The classification of the derivative portfolios and issued debt is not determined by the observability of these inputs and any related sensitivity does not form part of the level 3 sensitivities presented. Level 3 The following table shows the movement in level 3 assets and liabilities in the year. Other Other Trading financial Total Total Trading financial Total Total assets (2) assets (3) assets liabilities assets (2) assets (3) assets liabilities £m £m £m £m £m£m £m £m Notes: There were £194 million net gain on trading assets and liabilities (2019 – £596 million losses) recorded in income from trading activities. Net losses on other instruments of £21 million (2019 – £15 million gain) were recorded in other operating income and interest income as appropriate. Trading assets comprise assets held at fair value in trading portfolios. Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

 Financial instruments: fair value of financial instruments measured at amortised cost The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet. Items where fair value approximates Carrying Fair value hierarchy level carrying value £bn value £bn Fair value £bn Level 1Level 2Level 3 £bn£bn£bn Notes incirculation2.1 *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement. The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows: Short-term financial instruments For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is a reasonable approximation of fair value. Loans to banks and customers In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value: Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: institutional and corporate lending in NatWest Markets. Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients’ option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Ulster Bank RoI, Commercial Banking (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios. Debt securities The majority of debt securities are valued using quoted prices in active markets, or using quoted prices for similar assets in active markets. Fair values of the rest are determined using discounted cash flow valuation techniques. Deposits by banks and customer accounts Fair values of deposits are estimated using discounted cash flow valuation techniques. Debt securities in issue and subordinated liabilities Fair values are determined using quoted prices for similar liabilities where available or by reference to valuation techniques, adjusting for own credit spreads where appropriate.

 Financial instruments - maturity analysis Remaining maturity The following table shows the residual maturity of financial instruments, based on contractual date of maturity. 20202019 Less thanMore thanTotalLess thanMore thanTotal 12 months12 months12 months12 months £m£m£m£m£m£m *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Note: (1) More than 12 months includes £5.0 billion of Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation which has been repaid early in January 2021 Assets and liabilities by contractual cash flow maturity The tables on the following page, show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of financial assets and liabilities by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis: Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by NatWest Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid, regardless of early repayment. The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by NatWest Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayment of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities. The principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after 20 years. The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate NatWest Group’s liquidity position. MFVTPL assets of £235.9 billion (2019 - £227.3 billion) and HFT liabilities of £232.8 billion (2019 - £220.8 billion) have been excluded from the following tables.

13 Financial instruments – maturity analysis continued 0-3 months 3-12 months 1-3 years 3-5 years 5-10 years 10-20 years 2020 £m £m £m £m £m £m *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: Other financial assets excludes equity shares. 3 to 5 years includes £5.0 billion of Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation which has been repaid early in January 2021. NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused. NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

 Loan impairment provisions Loan exposure and impairment metrics The table below summarises loans and related credit impairment measures within the scope of ECL framework. 20202019* £m£m *2019 data has been retrospectively revised to reflect reclassification of balances held with central banks. Refer to Accounting policies Note 1 for further details. Notes: Includes £6 million (2019 - £4 million) related to assets classified as FVOCI. ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans – amortised cost and FVOCI. Includes a £12 million charge (2019 - £2 million) related to other financial assets, of which £2 million (2019 - £1 million release) related to assets classified as FVOCI; and £28 million (2019 - nil) related to contingent liabilities. The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 180 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £122.8 billion (2019 – £79.2 billion) and debt securities of £53.8 billion (2019 – £59.4 billion).

 Loan impairment provisions continued Credit risk enhancement and mitigation For information on Credit risk enhancement and mitigation held as security, refer to Risk and capital management – Credit risk enhancement and mitigation section. Critical accounting policy: Loan impairment provisions The loan impairment provisions have been established in accordance with IFRS 9. Accounting policy 13 sets out how the expected loss approach is applied. At 31 December 2020, customer loan impairment provisions amounted to £6,186 million (2019 - £3,792 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes, changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate. The measurement of credit impairment under the IFRS expected loss model depends on management’s assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgments that are potentially significant to the estimate of impairment losses. For further information and sensitivity analysis, refer to Risk and capital management – Measurement uncertainty and ECL sensitivity analysis section. IFRS 9 ECL model design principles To meet IFRS 9 requirements, PD, LGD and EAD used in ECL calculations must be: Unbiased – material regulatory conservatism has been removed to produce unbiased model estimates. Point-in-time – recognise current economic conditions. Forward-looking – incorporated into PD estimates and, where appropriate, EAD and LGD estimates. For the life of the loan – all PD, LGD and EAD models produce term structures to allow a lifetime calculation for assets in Stage 2 and Stage 3. IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the probability of default over the remaining lifetime at the reporting date) with the equivalent lifetime PD as determined at the date of initial recognition. The general approach for the IFRS 9 LGD models is to leverage corresponding Basel LGD models with bespoke adjustments to ensure estimates are unbiased and where relevant forward-looking. For wholesale, while conversion ratios in the historical data show temporal variations, these cannot be sufficiently explained by the CCI measure (unlike in the case of PD and some LGD models) and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five-year window. Approach for multiple economic scenarios (MES) The base scenario plays a greater part in the calculation of ECL than the approach to MES. Other financial assets Debt securities Central and local governmentOtherEquityOther UK US Other debt Total shares loans Total £m £m £m £m £m £m £m £m Equity shares disposed during 2020 include SABB (£383 million), VISA Inc. (£186 million), and Vocalink (£16 million). Dividends on FVOCI equity shares include £5 million in relation to the equity holding in OTC Derivative Limited and £2 million for VISA Inc. Dividends received in relation to equity shares disposed during the year were £15 million in relation to NWG’s equity holding in SABB.

 2020 2019 Goodwill Other (1) Total Goodwill Other (1) Total £m £m £m £m £m £m Cost Notes: Principally internally generated software. Write-off of fully amortised Goodwill for £8 billion in 2019 that arose on the acquisition of ABN AMRO Holding N.V.. Intangible assets other than goodwill are reviewed for indicators of impairment. In 2020 £9 million (2019 - £44 million) of previously capitalised software was impaired primarily as a result of software which is no longer expected to yield future economic benefit. NatWest Group’s goodwill acquired in business combinations analysed by reportable segment is in Note 4 Segmental analysis. It is reviewed annually at 31 December for impairment. No impairment was indicated at 31 December 2020 or 2019. Impairment testing involves the comparison of the carrying value of each cash-generating unit (CGU) with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management which are consistent with NatWest Group’s capital targets. Recoverable amount is the higher of fair value less costs of disposal and value in use. Value in use is the present value of expected future cash flows from the CGU. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. The recoverable amounts for all CGUs at 31 December 2020 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected nominal growth of the CGUs. The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs. Critical accounting policy: Goodwill Critical estimates Impairment testing involves a number of judgments. The key judgments are the five-year cash flow forecast, the long-term growth rate used to derive the terminal value, and the discount rate. Future value in use is primarily affected by changes in profitability, and changes in discount rate. Adverse changes could lead to value in use falling below carrying value. The most likely cause for this would be a failure to meet budgets, including cost targets, or external downgrades in the UK economy. The recoverable amount exceeds the carrying value for each CGU at 31 December 2020. Alternative scenarios applied to consider the recoverability of the Commercial Banking goodwill indicated that there were possibilities of partial / full impairment for worse economic outlooks or failure to meet income or cost forecasts. The conclusion that Commercial Banking goodwill was recoverable reflected the current ECL outlook and management plans for costs and revenues. An impairment of Commercial Banking goodwill is possible if there is a further economic deterioration or other negative effects on costs and revenues. The impact of reasonably possible changes to the more significant variables in the value in use calculations are presented below. This reflects the sensitivity of the VIU to each key assumption on its own. It is possible that more than one change may occur at the same time. AssumptionsRecoverable Consequential impact of 1% adverse Consequential impact of 5% adverse Pre-taxCost:amountmovementmovement TerminaldiscountincomeexceededDiscountTerminalForecastForecast Goodwill growth raterateratio (1)carrying valuerate growth rateIncomecost 31 December 2020£bn%%%£bn£bn£bn£bn£bn Note: (1) Average Cost:income ratio % over the 5-year forecast period.

 Intangible assets continued The following table gives the percentage change in key assumptions that would reduce the headroom of CGUs to nil. Change in key assumptions to reduce headroom to nil (%) 2020 2019 Pre-taxPre-tax Terminal discountForecastForecastTerminaldiscountForecastForecast growth raterateincomecost growth raterateincomecost %%%%%%%% Other assets 20202019 £m£m Note: (1) Includes interest in Business Growth Fund £442 million (2019 - £424 million). Other financial liabilities 20202019 £m£m

 Subordinated liabilities 20202019 £m£m Capital 2020 2019 treatment £m £m New issue Redemptions

 Other liabilities 20202019 £m£m Payment Other Litigation protection customer and other insurance (1) redress regulatory Other (2) Total £m £m £m £m £m Notes: The balance at 31 December 2020 includes provisions held in relation to offers made in 2019 and earlier years of £110 million. Materially comprises provisions relating to property closures and restructuring costs. Critical accounting policy: Provisions for liabilities The key judgement is involved in determining whether a present obligation exists. There is often a high degree of uncertainty and judgement is based on the specific facts and circumstances relating to individual events in determining whether there is a present obligation. Judgement is also involved in estimation of the probability, timing and amount of any outflows. Where NatWest Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received. Estimates - Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved. PPI: The provision reflects the estimated cost of PPI redress attributable to claims prior to the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019. All pre-deadline complaints have been processed which removes complaint volume estimation uncertainty from the provision estimate. NatWest Group continues to conclude remaining bank-identified closure work and conclude cases with the Financial Ombudsmen Service. Other customer redress: Provisions reflect the estimated cost of redress attributable to claims where it is determined that a present obligation exists. Litigation and other regulatory: NatWest Group is engaged in various legal proceedings, both in the UK and in overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, refer to Note 26. Other provisions: These materially comprise provisions for onerous contracts and restructuring costs. Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received. This includes provision for contractual costs such as rates associated with vacant properties. Redundancy and restructuring provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Background information for all material provisions is given in Note 26.

 Share capital and other equity Number of shares 2020201920202019 Allotted, called up and fully paid£m£m000s000s Note: (1) No shares were redeemed in 2020 or 2019. Number of At 1 January 2019 12,049 12,048,605 Shares issued 45 45,304 Ordinary shares There is no authorised share capital under the company’s constitution. At 31 December 2020, the directors had authority granted at the 2020 Annual General Meeting to issue up to £604,695,460 million nominal of ordinary shares other than by pre-emption to existing shareholders. On 6 February 2019 the company held a General Meeting and shareholders approved a special resolution to give the company authority to make off-market purchases of its ordinary shares from HM Treasury (or its nominee) at such times as the directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting. This authority was renewed at the Annual General Meeting in 2020 and shareholders will be asked to renew this authorisation at the Annual General Meeting in 2021. In the three years to 31 December 2020, the percentage increase in issued share capital due to non pre-emptive issuance (excluding employee share schemes) for cash was 0.43%. In addition, the company issued 35 million ordinary shares of £1 each in connection with employee share plans. In 2019 NatWest Group paid an interim dividend of £241 million, or 2.0p per ordinary share (2018 - £241 million, or 2.0p per ordinary share) and a special dividend of £1,449 million, or 12.0p per ordinary share (2018 – nil). In addition, the company had announced that the directors had recommended a final dividend of £364 million, or 3.0p per ordinary share (2018 – £422 million, or 3.5p per ordinary share), and a further special dividend of £606 million, or 5.0p per ordinary share (2018 £904 million, or 7.5p per ordinary share), both of which were subject to shareholders’ approval at the Annual General Meeting on 29 April 2020. In response to a formal request from the Prudential Regulatory Authority, the Board cancelled the final and special ordinary dividend payments in relation to the 2019 financial year and did not submit them for approval at the AGM held on 29 April 2020. The company has announced that the directors have recommended a final dividend of £364 million, or 3p per ordinary share (2019 – nil) subject to shareholder approval at the Annual General Meeting on 28 April 2021. If approved, payment will be made on 4 May 2021 to shareholders on the register at the close of business on 26 March 2021. The ex-dividend date will be 25 March 2021. Non-cumulative preference shares Non-cumulative preference shares entitle their holders to periodic non-cumulative cash dividends at specified fixed rates for each series payable out of distributable profits of the company. The company may redeem some or all of the non-cumulative preference shares from time to time at the rates detailed in the table on the next page plus dividends otherwise payable for the then current dividend period to the date of redemption.

 Share capital and other equity continued NumberofsharesRedemptionRedemption Non-cumulativepreferencesharesclassifiedasequityinissueInterestratedateonorafterpricepershare Shares of US$0.01-SeriesU10,130floating 29September2017 US$100,000 Note: (1) Preference shares where distributions are discretionary are classified as equity. On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares are entitled to receive, out of any surplus assets available for distribution to the company's shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution per share equal to the applicable redemption price detailed in the table above, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company. Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the company. Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the most recent dividend payment due on the series U non-cumulative dollar preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares. In these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears. Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares. Additional Tier 1 notes — 1,277 1,277 US$2.0 billion 7.5% notes callable August 2020 (1) US$1.15 billion 8% notes callable August 2025 (1) 734 734 734 US$2.65 billion 8.625% notes callable August 2021 (2) 2,047 2,047 2,047 US$1.5 billion 6.000% notes callable December 2025 - June 2026 (3) 1,220 — — GBP£1.0 billion 5.125% notes callable May - November 2027 (4) 998 — — 4,999 4,058 4,058 2020 2019 2018 £m £m £m Notes: Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.606 nominal per £1 share. Issued in August 2016. In the event of conversion, converted into ordinary shares at a price of $2.284 nominal per £1 share. Issued in June 2020. In the event of conversion, converted into ordinary shares at a price of £1.754 (translated at applicable exchange rate) per £1 share. Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.754 nominal per £1 share. Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and additional Tier 1 Instruments. Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest Bank Plc, less goodwill amortisation charged under previous GAAP. Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company's profits, the amount by which the company's issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company’s paid up share capital. On 15 June 2017, the Court of Session approved a reduction of NatWest plc capital so that the amounts which stood to the credit of the capital redemption reserve were transferred to retained earnings. Own shares held - at 31 December 2020, 16 million ordinary shares of £1 each of the company (2019 - 15 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts purchased 42 million ordinary shares and delivered 41 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans. NatWest Group plc optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the company or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator. UK law prescribes that only the reserves of the company are taken into account for the purpose of making distributions and in determining permissible applications of the share premium account. NatWest Group Annual Report on Form 20-F307

 Leases Lessee NatWest Group is party to lease contracts as lessee to support its operations. The following table provides information in respect of those lease contracts as lessee. 20202019 £m£m 20202019 £m£m The total cash outflow for leases is £220 million (2019: £222 million), including payment of principal amount of £179 million (2019: £181 million) which are included in the operating activities in cash flow statement. Notes: Includes impairment of right of use assets of £89 million (2019: £86 million). Includes right of use asset for plant and equipment of £8 million (2019: £23 million) and depreciation of £2 million (2019: £5 million). Contractual cashflows of lease liabilities is shown in Note 13. Lessor Acting as a lessor, NatWest Group provides asset finance to its customers. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases. 20202019 £m£m 20202019 £m£m

 Leases continued The following tables show undiscounted lease receivables from operating leases: 20202019 £m£m 20202019 £m£m Investment properties are leased out on operating lease for £840 million (2019: £949 million) and had lease income for £60 million (2019: £76 million). The following table shows undiscounted lease receivables from Investment properties: 20202019 £m£m

 Structured entities A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example, when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose. They do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. As well as being a key element of securitisations, SEs are also used in fund management activities in order to segregate custodial duties from the provision of fund management advice. Consolidated structured entities Securitisations In a securitisation, assets, or interests in a pool of assets, are transferred generally to an SE which then issues liabilities to third party investors. The majority of securitisations are supported through liquidity facilities or other credit enhancements. NatWest Group arranges securitisations to facilitate client transactions and undertakes own asset securitisations to sell or to fund portfolios of financial assets. NatWest Group also acts as an underwriter and depositor in securitisation transactions in both client and proprietary transactions. NatWest Group involvement in client securitisations takes a number of forms. It may: sponsor or administer a securitisation programme; provide liquidity facilities or programme-wide credit enhancement; and purchase securities issued by the vehicle. Other credit risk transfer securitisations NatWest Group also transfers credit risk on originated loans and mortgages without the transfer of assets to an SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2020, debt securities in issue by such SEs (and held by third parties) were £772 million (2019 - £673 million). The associated loans and mortgages at 31 December 2020 were £10,027 million (2019 - £9,001 million). At 31 December, ECL in relation to non-defaulted assets was reduced by £183 million (2019 - £29 million) as a result of financial guarantee contracts with consolidated SEs. Covered debt programme Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2020, £10,758 million (2019 - £9,630 million) of loans to customers and £318 million (2019 - £280 million) of debt investments provided security for debt securities in issue and other borrowing of £4,105 million (2019 - £7,241 million). Lending of own issued securities NatWest Group has issued, retained, and lent debt securities under securities lending arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent under such arrangements and does not recognise them. At 31 December 2020, £1,893 million secured and nil unsecured (2019 - £1,704 million secured, £424 million unsecured) of own issued liabilities have been retained and lent under securities lending arrangements. At 31 December 2020, £2,029 million (2019 - £1,745 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending arrangements. Unconsolidated structured entities NatWest Group’s interest in unconsolidated structured entities is analysed below. Asset backed Investment Asset backed Investment securitisation funds securitisation funds vehicles and other Total vehicles and other Total £m £m £m £m £m £m NatWest Group Annual Report on Form 20-F310

 Asset transfers Transfers that do not qualify for derecognition NatWest Group enters into securities repurchase, lending and total return transactions in accordance with normal market practice which includes the provision of additional collateral if necessary. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on settlement of the transaction. Securities sold under repurchase transactions and transactions with the substance of securities repurchase agreements are not derecognised if NatWest Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such transactions included on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder. The following assets have failed derecognition (1) 20202019 £m£m Trading assets 20,526 23,247 Loans to banks - amortised cost 5 — Loans to customers - amortised cost 39 — Other financial assets 11,542 4,269 32,112 27,516 (1) Associated liabilities were £31,932 million (2019 – £27,342 million). Assets pledged as collateral NatWest Group pledges collateral with its counterparties in respect of derivative liabilities and bank and stock borrowings. Assets pledged against liabilities 20202019 £m£m Note: (1) Includes assets pledged for pension derivatives and stock borrowings. Own asset securitisations In own-asset securitisations, the pool of assets held by the SE is either originated by NatWest Group, or (in the case of whole loan programmes) purchased from third parties. The table below analyses the asset categories for those own-asset securitisations where the transferred assets continue to be recorded on NatWest Group’s balance sheet. 20202019 Debt securities in issueDebt securities in issue Held by Held by Held by Held by third NatWest third NatWest Assets parties Group (1) Total Assets parties Group (1) Total £m £m £m £m £m £m £m £m Note: (1) Debt securities retained by NatWest Group may be pledged with central banks.

 Capital resources The minimum requirement for own funds is set out under the Capital Requirements Regulation on a legal entity and consolidated basis. Transitional arrangements on the phasing in of end-point capital resources are set by the relevant regulatory authority. The capital resources under the PRA transitional basis for NatWest Group are set out below. PRA transitional basis 20202019 Shareholders’ equity (excluding non-controlling interests) Shareholders’ equity Preference shares - equity Other equity instruments 43,860 43,547 (496) (4,058) (494) (4,999) Regulatory adjustments and deductions 38,367 38,993 Own credit Defined benefit pension fund adjustment Cash flow hedging reserve Deferred tax assets Prudential valuation adjustments Goodwill and other intangible assets Expected losses less impairments Foreseeable ordinary and special dividends Foreseeable charges Adjustment under IFRS 9 transitional arrangements Other regulatory adjustments (1) (118) (474) (35) (757) (431) (6,622) (167) (968) (365) (2) (579) (229) (760) (286) (6,182) — (364) (266) 1,747 — (6,920) (9,939) CET1 capital Additional Tier 1 (AT1) capital 31,447 29,054 Qualifying instruments and related share premium Qualifying instruments and related share premium subject to phase out Qualifying instruments issued by subsidiaries and held by third parties subject to phase out 4,983 4,051 1,366 140 690 140 AT1 capital 5,813 5,557 Tier 1 capital Qualifying Tier 2 capital 37,260 34,611 Qualifying instruments and related share premium Qualifying instruments issued by subsidiaries and held by third parties Other regulatory adjustments 4,882 4,867 1,345 — 1,191 400 Tier 2 capital 6,473 6,212 43,733 40,823 Total regulatory capital It is NatWest Group policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. NatWest Group has complied with the PRA’s capital requirements throughout the year. A number of subsidiaries and sub-groups within NatWest Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of NatWest Group to lend money to other members of NatWest Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

 Memorandum items Contingent liabilities and commitments More than More than 1 year but 3 years but Less than less than less than Over 1 year 3 years 5 years 5 years 2020 2019 £m £m £m £m £m £m Note: (1) The maturity of contingent liabilities and commitment is based on the expiry of the agreement between NatWest Group and the customer. Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. NatWest Group's maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to NatWest Group's normal credit approval processes. Guarantees – NatWest Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that NatWest Group will meet a customer's specified obligations to third party if the customer fails to do so. The maximum amount that NatWest Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. NatWest Group expects most guarantees it provides to expire unused. Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities. Standby facilities and credit lines - under a loan commitment, NatWest Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities. Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by NatWest Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions. Contractual obligations for future expenditure not provided for in the accounts The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end. 20202019 £m£m Note: (1) Of which due within 1 year: £267 million (2019 – £285 million).

 26 Memorandum items continued Trustee and other fiduciary activities In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group's financial statements. NatWest Group earned fee income of £245 million (2019 - £250 million; 2018 - £257 million) from these activities. The Financial Services Compensation Scheme The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme. Litigation and regulatory matters NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages. There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities. The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters (including investigations and customer redress programmes), see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 364. Litigation Residential mortgage-backed securities (RMBS) litigation in the US NatWest Group companies continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against NatWest Group companies consist of cases filed by the Federal Deposit Insurance Corporation and the State of New Mexico that together involve the issuance of less than US$400 million of RMBS issued primarily from 2005 to 2007. In addition, NWMSI previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted in March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement. London Interbank Offered Rate (LIBOR) and other rates litigation NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over NWM Plc with respect to certain claims. As a result of that and other decisions, all NatWest Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against NatWest Group defendants. The dismissal of NatWest Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement. Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law, as well as asserting common law claims of fraud under US law. In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on legal grounds, and the plaintiffs have commenced an appeal to the United States Court of Appeals for the Second Circuit. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, is the subject of a motion to dismiss that remains pending in the SDNY.

 26 Memorandum items continued Litigation and regulatory matters In addition to the above, five other class action complaints were filed against NatWest Group companies in the SDNY, each relating to a different reference rate. The SDNY dismissed all claims against NWM Plc in the case relating to Euribor for lack of personal jurisdiction in February 2017. The SDNY dismissed, for various reasons, the case relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate in July 2019, the case relating to Pound Sterling LIBOR in August 2019, and the case relating to Swiss Franc LIBOR in September 2019. Plaintiffs are appealing each of these four dismissals to the United States Court of Appeals for the Second Circuit. In the class action relating to Swiss Franc LIBOR, NWM Plc and the plaintiffs reached a settlement in principle in February 2021. The amount of the settlement, which remains subject to final documentation and court approval, is covered by an existing provision. In the fifth class action, which relates to the Australian Bank Bill Swap Reference Rate, the SDNY in February 2020 declined to dismiss the amended complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of NatWest Group (including NatWest Group plc). The claims against non-dismissed defendants (including NWM Plc) are now proceeding in discovery. NWM Plc was also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of a separate case under appeal to Israel’s Supreme Court. In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The defendants made a motion to dismiss this case, which was granted by the court in March 2020. Plaintiffs’ appeal of the dismissal is pending in the United States Court of Appeals for the Second Circuit. In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates, alleging that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing, and also that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The plaintiffs seek damages and to prevent the enforcement of LIBOR-based instruments through injunction. Defendants have filed a motion to transfer the matter to federal court in New York and will seek dismissal. FX litigation NWM Plc, NWMSI and / or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. In November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery. In December 2018, some of the same claimants, as well as others, filed proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was served in April 2019. One other FX-related class action, on behalf of ‘consumers and end-user businesses’, is proceeding in the SDNY against NWM Plc and others. Plaintiffs have filed a motion for class certification, which defendants are opposing. The 2020 settlement of another class action, on behalf of ‘indirect purchasers’ of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks), received final court approval in November 2020. NWM Plc has paid the settlement in that case (which was covered by an existing provision). In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUS $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc has been named in the action as an ‘other cartel participant’, but is not a respondent. The claim was served in June 2019. The claimant sought permission to amend its claim to strengthen its claim of alleged breaches of competition law, but this was refused by the court in the form sought by the claimant. The claimant now seeks a further opportunity to amend its claim. In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal against NatWest Group plc, NWM Plc and other banks. Both applications have been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing to determine class certification and which of the applications should be permitted to represent the class is scheduled to take place in July 2021. In November 2020, proceedings were issued in the High Court of Justice of England and Wales against NWM Plc by a claimant who seeks an account of profits or damages in respect of alleged historic FX trading misconduct. The claimant has also issued similar proceedings against a number of other banks. The claim against NWM Plc makes allegations of fraud, deceit and dishonesty, as well as breaches of contract, fiduciary duties, duties of confidence and other matters, in respect of FX services provided by NWM Plc during the period 2006 to 2010. NWM Plc awaits service of the claim. Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion, which names The Royal Bank of Scotland plc (now NWM Plc) as the defendant, was served on NWM Plc in May 2020. NWM Plc has filed a motion for cancellation of service. Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether any of these claims will be pursued, but expects that some may. Government securities antitrust litigation NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

 26 Memorandum items continued Litigation and regulatory matters Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. The defendants filed a motion to dismiss this matter, which was granted by the court in respect of NWM Plc and NWMSI in July 2020, subject to plaintiffs attempting to remedy the pleading deficiencies identified by the court through an amended complaint. Swaps antitrust litigation NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending. In addition, in June 2017, TeraExchange filed a complaint against NatWest Group companies, including NatWest Group plc, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. In October 2018, the court dismissed all claims against NatWest Group companies. Odd lot corporate bond trading antitrust litigation NWMSI is the subject of a class action antitrust complaint filed in the SDNY against NWMSI and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. Defendants filed a motion to dismiss the operative complaint in this matter in December 2020. Madoff NWM N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate. In the primary action, filed in December 2010, the trustee is seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. In March 2020, the bankruptcy court denied the trustee’s request for leave to amend its complaint to include additional allegations against NWM N.V., holding that, even with the proposed amendments, the complaint would fail as a matter of law to state a valid claim against NWM N.V. The trustee has commenced an appeal of the bankruptcy court’s decision, which has been stayed pending the result of appeals in different proceedings, against different defendants, that involve similar issues. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. This action has been stayed pending the result of the appeal in the primary action. Interest rate hedging products and similar litigation NatWest Group continues to deal with a small number of active litigation claims in the UK relating to the alleged mis-selling of interest rate hedging products. Separately, NWM Plc is defending claims filed in France by two French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. One of the claims is being appealed to the Supreme Court and the other has been remitted from the Supreme Court to the Court of Appeal for reconsideration of one aspect. NWM N.V. was a defendant in the latter case but has been dismissed from the proceedings. EUA trading litigation HMRC issued a tax assessment in 2012 against NatWest Group plc for approximately £86 million regarding a value-added-tax (VAT) matter in relation to the trading of European Union Allowances (EUAs) by a joint venture subsidiary in 2009. NatWest Group plc has lodged an appeal, which is due to be heard in June 2021, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and were alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claimed approximately £71.4 million plus interest and costs and alleged that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded in July 2018 and judgment was issued in March 2020. The court held that NWM Plc and Mercuria Energy Europe Trading Limited were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009. In October 2020, the High Court quantified damages against NWM Plc at £45 million plus interest and costs, and permitted it to appeal to the Court of Appeal. The appeal hearing is due to take place in March 2021. Offshoring VAT assessments HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay the £143 million to HMRC, and payment was made on 16 December 2020. US Anti-Terrorism Act litigation NWB Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NWB Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NWB Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. In October 2017, the trial court dismissed claims against NWB Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NWB Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NWB Plc. The plaintiffs’ appeal of the judgment to the United States Court of Appeals for the Second Circuit is pending.

 26 Memorandum items continued Litigation and regulatory matters NWM N.V. and certain other financial institutions are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases. The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the United States Court of Appeals for the Second Circuit. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds, but remains subject to appeal to the United States Court of Appeals for the Second Circuit. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts. Securities underwriting litigation NWMSI is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities. Regulatory matters (including investigations and customer redress programmes) NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, offering of securities, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, product mis-selling and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken. NatWest Group is co-operating fully with the matters described below. Investigations US investigations relating to fixed-income securities In the US, NatWest Group companies have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. In December 2020, RBS Financial Products, Inc. agreed to pay US$18.2 million to resolve such an investigation by the State of Maryland. RBS Financial Products, Inc. has paid the settlement amount, which was covered by an existing provision. In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA’s reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law. The NatWest Markets business is currently responding to a separate criminal investigation by the USAO and DoJ concerning unrelated trading by certain NatWest Markets former traders involving alleged spoofing. The NPA (referred to above) has been extended as the criminal investigation has progressed and related discussions with the USAO and the DoJ, including relating to the impact of such alleged conduct on the status of the NPA and the potential consequences thereof, have been ongoing. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions, may occur depending on the outcome of the investigations, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 364. Foreign exchange related investigations In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the Commodity Futures Trading Commission, the DoJ, and the Board of Governors of the Federal Reserve System. In May and June 2019, NatWest Group plc and NWM Plc reached settlements totalling approximately EUR 275 million in connection with the European Commission and certain other related competition law investigations into FX trading. NWM Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material. FCA investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007 In July 2017, the FCA notified NatWest Group that it was undertaking an investigation into NatWest Group’s compliance with the UK Money Laundering Regulations 2007 in relation to certain money service businesses and related parties. The investigation is assessing both criminal and civil culpability. NatWest Group is co-operating with the investigation, including responding to information requests from the FCA. Systematic Anti-Money Laundering Programme assessment In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of NatWest Group. The FCA provided its written findings to NatWest Group in June 2019, and NatWest Group responded on 8 August 2019. On 28 August 2019, the FCA instructed NatWest Group to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. NatWest Group is co-operating with the Skilled Person’s review, which is ongoing.

 Memorandum items continued Litigation and regulatory matters FCA mortgages market study In December 2016, the FCA launched a market study into the provision of mortgages. In March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation is underway and the FCA has indicated that it intends to provide updates on the remedies in due course. Customer redress programmes FCA review of NatWest Group’s treatment of SMEs In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review NatWest Group’s treatment of SME customers whose relationship was managed by NatWest Group’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013. In response to the Skilled Person’s final report and update in 2016, NatWest Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process has since closed to new complaints. NatWest Group’s remaining provisions in relation to these matters at 31 December 2020 were £30 million. Investment advice review During October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. NatWest Group is co-operating with the Skilled Person’s review and, subject to discussion with the FCA, expects to conduct additional review / remediation work during 2021. Accordingly, NatWest Group recognised an increased provision in relation to these matters at 31 December 2020. Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation phase has concluded, although an appeals process is currently anticipated to run until at least the end of 2021. NatWest Group has made provisions totalling €335 million (£301 million), of which €284 million (£255 million) had been utilised by 31 December 2020 in respect of redress and compensation. In April 2016, the CBI commenced an investigation alleging that it suspected UBI DAC of breaching specified provisions of the Consumer Protection Code 2006 in its treatment of certain tracker mortgage customers. This investigation is ongoing. UBI DAC identified further legacy business issues, as an extension to the tracker mortgage review. These remediation programmes are ongoing. NatWest Group has made provisions of €164 million (£147 million), of which €144 million (£129 million) had been utilised by 31 December 2020 for these programmes.

 Analysis of the net investment in business interests and intangible assets 202020192018 Acquisitions and disposals£m£m£m Net outflow of cash Fair value given for businesses acquired (1) Additional investment in associates — (55)(113) —(9) (40) Net outflow of cash in respect of acquisitions (40) (55)(122) Sale of interests in associates Net assets sold Profit on disposal 27 —— 351— —— 288 3 Net inflow of cash in respect of disposals Dividends received from associates Cash expenditure on intangible assets 318 351— —5 (380)(364) — (348) (70) (84)(481) (1) 2019 includes the purchase of Free agent. Analysis of changes in financing during the year Net cash inflow/(outflow) from financing Ordinary shares issued Effects of foreign exchange Changes in fair value of subordinated liabilities/MRELs AT1 reclassification to subordinated liabilities Loss on sale of MRELs and subordinated liabilities Interest on subordinated liabilities/MRELs At 31 December At 1 January 17,246 17,13416,910 9,979 10,535 12,722 19,249 16,8219,202 Issue of ordinary shares Issue of paid in equity Issue of subordinated liabilities Redemption of subordinated liabilities Interest on subordinated liabilities Issue of MRELs Maturity/redemption of MRELs Interest on MRELs — 17144 —— 577— (1,108)(2,258) (533)(566) 3,6406,996 (1,285)(83) (428)(237) 2,218 1,631 (3,502) (510) 1,309 (2) (671) 2,218 17144 9580 —— (2,381) (1,064)(2,824) (315)419 317(243) —— —— 506461 636 1,9276,676 (683)587 539(59) —— 645415 52 (1,277) (234) 133 1,632 324 (514) 829 — 509 673 18,239 17,24617,134 9,962 9,979 10,535 20,873 19,24916,821 2020 2019 2018 £m £m £m Note: Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £7,592 million (2019 - £7,570 million; 2018 - £7,302 million). Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. Natwest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €81 million (2019 - €47 million).

 30 Directors' and key management remuneration 2020 2019 Directors' remuneration £000 £000 The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the directors' remuneration report. Details of the remuneration received by each director are also given in the directors' remuneration report. Compensation of key management The aggregate remuneration of directors and other members of key management during the year was as follows: 20202019 £000£000 Key management comprises members of the NatWest Group plc and NWH Ltd Boards, members of the NatWest Group plc and NWH Ltd Executive Committees, and the Chief Executives of NatWest Markets Plc and RBS International (Holdings) Limited. This is on the basis that these individuals have been identified as Persons Discharging Managerial Responsibilities of NatWest Group plc under the new governance structure. Transactions with directors and key management At 31 December 2020, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £1,329,102 in respect of loans to five persons who were directors of the company at any time during the financial period. For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of NatWest Group plc. The captions in the NatWest Group's primary financial statements include the following amounts attributable, in aggregate, to key management: 20202019 £000£000 Key management have banking relationships with NatWest Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

 Related parties UK Government The UK Government through HM Treasury is the ultimate controlling party of The NatWest Group plc. The UK government’s shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and UK Government controlled bodies are related parties of the Group. At 31 December 2020, HM Treasury’s holding in the company’s ordinary shares was 61.9%. NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (Note 3) and FSCS levies (Note 26) - together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships. Bank of England facilities NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business. Members of NatWest Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.368% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base Rate. NatWest Group provides guarantees for certain subsidiary liabilities to the Bank of England. Other related parties In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24. NatWest Group recharges NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group. In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported. The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. Post balance sheet events NatWest Group has announced a phased withdrawal from the Republic of Ireland and has entered into a non-binding Memorandum of Understanding (‘MOU’) with Allied Irish Banks, p.l.c. for the sale of a c.€4bn portfolio of performing commercial loans. The potential sale contemplated by the MoU remains subject to due diligence, further negotiation and agreement of final terms and definitive documentation, as well as obtaining regulatory and other approvals and satisfying other conditions. The proposed sale may not be concluded on the terms contemplated in the MoU, or at all. No estimate of any financial effect of the potential transaction can be made at the date of approval of these accounts. On 18 February 2021, NatWest Group reached final agreement with the Official Receiver in relation to a portfolio of historical PPI claims. NatWest Group carried adequate provision for this outcome and there is no further charge/release as a result. Other than as disclosed in the accounts, there have been no other significant events between 31 December 2020 and the date of approval of these accounts which would require a change or additional disclosure.

Consolidating financial information NatWest Markets Plc (‘NWM Plc’) is a wholly owned s NatWest Group has early adopted the amendments to R NatWest Group plc on a stand-alone basis as guarant NatWest Markets Plc on a stand-alone basis as issue NatWest Group fully and unconditionally guarantees guarantees will be on a senior basis. Regulation S-X requires a company to account for it results for the period of NatWest Group plc and dec the year ended 31 December 2020 (increase £811 mill The net assets of NatWest Group plc would be decrea

Notes on the consolidated accounts 34 Consolidating financial information continued Income statement NatWest Group plc NWM Plc For the year ended 31 December 2020 £m £m Net interest income Non-interest income (478) (9,142) (31) 953 Total income Operating expenses Impairment losses (9,620) (69) (9) 922 (1,110) (17) Operating (loss) before tax Tax credit/(charge) (9,698) 125 (205) (7) Loss for the year (9,573) (212) Attributable to: Ordinary shareholders Preference shareholders Paid-in equity holders Non-controlling interests (9,954) 26 355 — (280) — 68 — (9,573) (212) NatWest Group plc NWM Plc For the year ended 31 December 2019 £m £m Net interest income Non-interest income (628) 3,467 (127) 815 Total income Operating expenses Impairment releases 2,839 (42) 2 688 (1,101) 50 Operating profit/(loss) before tax Tax (charge)/credit 2,799 (71) (363) 94 Profit/(loss) for the year 2,728 (269) Attributable to: Ordinary shareholders Preference shareholders Paid-in equity holders Non-controlling interests 2,322 39 367 — (329) — 60 — 2,728 (269) NatWest Group plc £m NWM Plc £m For the year ended 31 December 2018 Net interest income Non-interest income (368) 2,794 (239) 1,002 Total income Operating expenses Impairment releases 2,426 (85) 1 763 (1,262) 89 Operating profit/(loss) before tax Tax credit 2,342 149 (410) 51 Profit/(loss) from continuing operations Profit/(loss) from discontinued operations, net of tax 2,491 — (359) 54 Profit/(loss) for the year 2,491 (305) Attributable to: Ordinary shareholders Preference shareholders Paid-in equity holders Non-controlling interests 1,954 182 355 — (305) — — — 2,491 (305) NatWest Group Annual Report on Form 20F 323

Notes on the consolidated accounts 34 Consolidating financial information continued Balance sheet NatWest Group plc NWM Plc At 31 December 2020 £m £m Assets Cash and balances at central banks Trading assets Derivatives Settlement balances Loans to banks - amortised cost Loans to customers - amortised cost Amount due from holding company and fellow subsidiaries Other financial assets Investment in group undertakings Other assets — — 1,580 — — — 26,910 579 46,229 117 11,736 52,169 164,104 1,084 701 7,477 7,606 8,043 2,600 562 Total assets 75,415 256,082 Liabilities Bank deposits Customer deposits Amount due to holding company and fellow subsidiaries Settlement balances Trading liabilities Derivatives Other financial liabilities Subordinated liabilities Other liabilities — — 723 — — 1,102 21,056 7,944 151 1,762 1,469 16,189 604 56,916 153,754 15,370 — 866 Total liabilities 30,976 246,930 Owners’ equity Non-controlling interests 44,439 — 9,152 — Total equity 44,439 9,152 Total liabilities and equity 75,415 256,082 NatWest Group Annual Report on Form 20F 324

Notes on the consolidated accounts 34 Consolidating financial information continued Balance sheet NatWest Group plc NWM Plc At 31 December 2019 £m £m Assets Cash and balances at central banks Trading assets Derivatives Settlement balances Loans to banks - amortised cost Loans to customers - amortised cost Amount due from holding company and fellow subsidiaries Other financial assets Investment in group undertakings Other assets — — 979 — — — 25,018 277 55,808 1 9,953 57,768 147,458 3,353 238 6,910 7,145 11,636 2,905 687 Total assets 82,083 248,053 Liabilities Bank deposits Customer deposits Amount due to holding company and fellow subsidiaries Settlement balances Trading liabilities Derivatives Other financial liabilities Subordinated liabilities Other liabilities — — 439 — — 711 19,331 7,647 168 2,038 2,247 16,858 2,648 53,576 142,390 17,470 — 1,195 Total liabilities 28,296 238,422 Owners’ equity Non-controlling interests 53,787 — 9,631 — Total equity 53,787 9,631 Total liabilities and equity 82,083 248,053 Trust preferred securities NatWest Group has issued trust preferred securities through trusts 100% owned by NatWest Group (through partnership interests held by RBSG Capital Corporation and NatWest Group), which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. NatWest Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, NatWest Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of, the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by NatWest Group. For those securities that were classified as subordinated liabilities, NatWest Group’s outstanding instruments with the trusts are classified as subordinated liabilities. NatWest Group Annual Report on Form 20F 325

 As described in the Accounting policies, NatWest Group prepares its financial statements in accordance with the basis set out in the accounting policies, page 263 which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include: Performance metrics not defined under IFRS(1) Note: Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

 Return on tangible equity Year ended or as at 31 December31 December NatWest Group return on tangible equity20202019 Ulster Retail Bank Commercial Private RBS NatWest Banking RoI Banking Banking International Markets Operating profit/(loss) (£m) 855 49 1,327 297 344 (25) Adjustment for tax (£m) (236) — (372) (83) (48) 7 Preference share cost allocation (£m) (74) — (163) (18) (11) (64) Adjustment for Alawwal bank merger gain (£m) — — — — — (150) Adjusted attributable profit/(loss) (£m) 545 49 792 196 285 (232) Average RWAe (£bn) 37.7 14.0 78.2 9.8 6.9 48.0 Equity factor 15.0% 15.0% 12.0% 13.0% 16.0% 15.0% RWAe applying equity factor (£bn) 5.7 2.1 9.4 1.3 1.1 7.2 Returnonequity9.6%2.3%8.4%15.4%25.7%(3.2%) Yearended31December2018

 Operating expenses analysis Statutory analysis (1,2) Year ended 31 December31 December31 December 202020192018 Operating expenses£m£m£m Non-statutory analysis Year ended 31 December 202031 December 2019 LitigationStatutoryLitigationStatutory Strategic and conductOtheroperatingStrategicand conductOtheroperating Operating expensescostscostsexpensesexpensescostscostsexpensesexpenses 31 December 2018 LitigationStatutory Strategicand conductOtheroperating Operatingexpensescostscostsexpensesexpenses Notes: On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, depreciation and amortisation, impairment of other intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature. On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses. Cost:income ratio Retail Bank Commercial Private RBS NatWest Central items NatWest Banking RoI Banking Banking International Markets & other Group Year ended 31 December 2020 £m £m £m £m £m £m £m £m Yearended31December2019 Operating expenses(3,618)(552)(2,600)(486)(264)(1,418)(387)(9,325) Operatingleasedepreciation——138————138 Adjusted operating expenses(3,618)(552)(2,462)(486)(264)(1,418)(387)(9,187) Total income4,8665674,3187776101,3421,77314,253 Operatingleasedepreciation——(138)————(138) Adjusted total income4,8665674,1807776101,3421,77314,115 Cost:income ratio74.4%97.4%58.9%62.5%43.3%105.7%nm65.1% Year ended 31 December 2018 Operating expenses(2,867)(583)(2,487)(478)(260)(1,604)(1,366)(9,645) Operating lease depreciation——121———— 121 Adjusted operating expenses(2,867)(583)(2,366)(478)(260)(1,604)(1,366)(9,524) Total income5,0546104,6027755941,44232513,402 Operating lease depreciation——(121)————(121) Adjusted total income5,0546104,4817755941,44232513,281 Cost:income ratio56.7%95.6%52.8%61.7%43.8%111.2%nm71.7%

 Net interest margin Year ended 31 December31 December31 December 202020192018 £m£m£m Loan:deposit ratio 31 December 31 December 31 December 2020 2019 2018 £m £m £m

The Capital Requirements (Country-by-Country Reporting) Regulations (Audited) This report has been prepared for NatWest Group to comply with the Capital Requirements (Country by Country Reporting) Regulations 2013 which implement Article 89 of the Capital Requirements Directive IV. This report shows the income, profit/(loss) before tax, tax paid/(received), average and spot employee numbers on a full-time equivalent basis for the entities located in the countries in which we operate. Country Each subsidiary or branch is allocated to the country in which it is resident for tax purposes. The data is consolidated for all the subsidiaries and branches allocated to each country. Income and profit/(loss) before tax Income and profit/(loss) totals are reported on page 274 within the Geographical segments table. Tax paid/(received) Tax paid/(received) disclosed under CRD IV relates to corporate tax. Corporate tax paid represents net cash taxes paid to/(received) from the tax authorities in each jurisdiction. Corporate tax paid is reported on a cash basis as opposed to an accounting basis and therefore does not necessarily have a direct correlation to the reported profits or losses arising in the year. Full time equivalent employees (“FTEs”) FTEs are allocated to the country in which they are primarily based for the performance of their employment duties. The figures disclosed represent the average number of FTEs, including temporary staff, in each country during the period. The FTEs, including temporary staff as at the year end 31 December 2020, have been added for completeness. Public subsidies received No public subsidies were received during the period.

The Capital Requirements (Country-by-Country Reporting) Regulations (Audited) NatWest Group Country by Country tax breakdown 2020 Headcount (Loss)/profitTax paid/Average FTEFTE including temporary Income (1)before tax (1)(received)includingstaff as at the year end £m£m£mtemporary staff31 December 2020 Notes: A full list of NatWest Group subsidiaries' names, nature of activities and geographical locations is available at Note 12 of the parent company accounts in the NatWest Group 2020 Annual Report and Accounts. A list of the principal subsidiaries in each jurisdiction and the nature of their activities is available at Note 9 of the parent company accounts in the NatWest Group 2020 Annual Report and Accounts. Tax paid of £24 million in Saudi Arabia is due to capital gains tax arising on the merger of Alawwal bank with SABB during 2019. Income excludes internal service fee income which has been calculated on a cost plus mark-up basis. The amounts shown above are presented to the nearest million and as a result any amounts less than £0.5 million have been rounded to zero.

[LOGO]

 Adoption of IFRS9 Following the adoption of IFRS 9, certain disclosures in this section cover comparative periods only. Comparatives are presented on an IAS 39 basis. For current year disclosures in relation to loans and credit metrics refer to the Capital and risk management – Credit risk section. Financial summary The geographic analysis, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have generally been compiled on the basis of location of office - UK and overseas - unless indicated otherwise. ‘UK’ in this context includes transactions conducted through the offices in the UK which service international banking transactions. Analysis of loans and advances to customers The following table analyses gross loans to customers by remaining maturity, geographical area (location of office) and type of customer. 20172016 £m£m Central and local government 4,609 6,004 Finance 30,191 32,026 Residential mortgages 147,399 137,427 Personal lending 14,145 14,198 Property 32,327 33,881 Construction 3,658 4,061 Manufacturing 8,333 9,101 Service industries and business activities 49,132 53,018 Agriculture, forestry and fishing 3,428 3,445 Finance leases and instalment credit 11,670 11,967 Accruedinterest291272 Total UK305,183305,400 Overseas US4971,171 Rest oftheWorld21,31820,907 Total overseas21,81522,078 UK 20,906 21,407 US 5,797 7,476 Rest oftheWorld3244 Total reverserepos26,73528,927 Loans to customers - gross353,733356,405 Loans to customers - net 349,919 351,950 Fixed rate 132,174 118,316 Variable rate 194,824 209,162 Reverserepos26,73528,927 Loans to customers - gross353,733356,405 NatWest Group provides credit facilities at variable rates to its corporate and retail customers. Variable rate credit extended to NatWest Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a benchmark rate such as LIBOR or base rate. Interest on variable rate retail loans may also be based on LIBOR or base rate; other variable rate retail lending is charged at variable interest rates set by NatWest Group such as its mortgage standard variable rate in the UK.

 2020 2019 2018% % % Notes: Gross yield is the interest earned on average interest-earning assets of the banking book. Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business. Net interest margin is net interest income of the banking business as a percentage of interest-earning assets (IEA) of the banking business. Bank net interest margin as reported elsewhere in the document is net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element. Refer to the Non-IFRS financial measures section for details of the basis of preparation. The analysis into UK and overseas has been compiled on the basis of location of office.

 Average balance sheet and related interest Assets Loans to banks-UK -Overseas Loans to customers-UK -Overseas Other financial assets-UK -Overseas 67,4417401.10 21,297(78)(0.37) 278,4979,2843.33 20,8804782.29 56,3218141.45 4,122400.97 92,8112910.31 20,036(9)(0.04) 301,8108,7292.89 21,8585282.42 52,0064700.90 4,95020.04 Interest-earning assets-UK -Overseas 446,6279,4902.12 402,25910,8382.69 46,2994400.95 46,8445211.11 Total interest-earning assets-banking business (1,2,4) -trading business (3) 493,47110,0112.03 448,55811,2782.51 88,757 97,143 Interest-earning assets Non-interest-earning assets 582,228 226,747 Total assets Percentage of assets applicable to overseas operations 808,975 12.08% 545,701 183,925 729,626 12.76% 406,872 128,288 7,337 141,614 45,515 729,626 13.71% Liabilities Bank deposits-UK -Overseas Customer deposits: demand-UK -Overseas Customer deposits: savings-UK -Overseas Customer deposits: other time-UK -Overseas Other financial liabilities-UK -Overseas Subordinated liabilities-UK -Overseas Internal funding of trading business-UK -Overseas 15,4792461.59 1,68190.54 75,9371650.22 1,080(5)(0.46) 126,1878010.63 6,450110.17 17,1782401.40 4,071100.25 41,7621,0922.62 1,225110.88 9,0764424.87 1904121.58 (9,307)156(1.68) 2,963120.40 13,800830.60 2,50150.20 83,507610.07 1,113(9)(0.81) 139,1816650.48 7,014100.14 14,0851661.18 4,969230.46 44,4778361.88 1,794—— 10,0033703.70 (36)32(88.89) 8,046190.24 (4,878)—— Interest-bearing liabilities-UK -Overseas 313,0992,2000.70 276,3123,1421.14 17,660890.50 12,477620.49 Total interest-bearing liabilities-banking business (1) -trading business (3) 325,5762,2620.69 293,9723,2311.10 98,562 112,900 Interest-bearing liabilities Non-interest-bearing liabilities: Demand deposits-UK -Overseas Other liabilities Total equity 424,138 138,751 8,315 194,025 43,746 Total liabilities and equity 808,975

Additional information Average balance sheet and related interest continued 2018 Average balance Interest Rate £m £m % Assets Loans to banks -UK -Overseas -UK -Overseas -UK 65,638 26,707 271,773 20,830 48,471 516 (88) 9,416 513 509 0.79 (0.33) 3.46 2.46 1.05 Loans to customers Other financial assets -Overseas 3,538 25 0.71 Interest-earning assets -UK 385,882 10,441 2.71 -Overseas 51,075 450 0.88 Total interest-earning assets -banking business (1,2,4) -trading business (3) 436,957 101,387 10,891 2.49 Interest-earning assets 538,344 Non-interest-earning assets 139,143 Total assets Percentage of assets applicable to overseas operations 677,487 10.90% Liabilities Bank deposits -UK -Overseas -UK 22,973 1,721 92,333 663 107,578 6,288 15,689 3,598 31,597 483 9,943 713 (18,208) 9,576 159 (3) 150 (2) 465 7 156 9 779 12 438 23 35 7 0.69 (0.17) 0.16 (0.30) 0.43 0.11 0.99 0.25 2.47 2.48 4.41 3.23 (0.19) 0.07 Customer deposits: demand -Overseas Customer deposits: savings -UK -Overseas -UK -Overseas -UK -Overseas -UK -Overseas -UK Customer deposits: other time Other financial liabilities Subordinated liabilities Internal funding of trading business -Overseas Interest-bearing liabilities -UK 261,905 2,182 0.83 -Overseas 23,042 53 0.23 Total interest-bearing liabilities -banking business (1) -trading business (3) 284,947 116,809 2,235 0.78 Interest-bearing liabilities Non-interest-bearing liabilities: Demand deposits 401,756 -UK -Overseas 106,465 6,457 114,324 Other liabilities Total equity 48,485 Total liabilities and equity Percentage of liabilities applicable to overseas operations 677,487 11.90% Notes: (1) Interest receivable and interest payable have both been decreased by £60 million (2019 - £97 million decrease; 2018 - £158 million decrease) in respect of negative interest relating to financial assets that attracted negative interest. Interest receivable includes £350 million (2019 - £184 million; 2018 - £201 million) in respect of loan fees forming part of the effective interest rate of loans and receivables. Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities. Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans to banks and loans to customers. The analysis into UK and overseas has been compiled on the basis of location of office. 2019 Customer deposit average balance has been reclassified between demand (£41,813 million decrease), savings (£35,032 million increase) and other time (£6,639 million increase) 2018 Customer deposit average balance has been reclassified between demand (£44,823 million decrease), savings (£36,812 million increase) and other time (£7,377 million increase) (2) (3) (4) (5) (6) (7) NatWest Group Annual Report on Form 20F 336

 Analysis of change in net interest income - volume and rate analysis Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements. 2020over2019-statutory2019 over 2018 - statutory Average Average Net Average Average Net volume rate change volume rate change £m£m£m£m£m£m

 Loan impairment provisions For details of the factors considered in determining the amount of provisions, refer to the accounting policy on page 264 and ‘Critical accounting policies and key sources of estimation uncertainty’ on page 267. The following table shows the movements in loan impairment provisions. 20172016 £m£m Provisions at the beginning of the year UK3,1504,037 Overseas1,3053,082 4,4557,119 Transfer to disposal groups Overseas—— —— Currency translation and other adjustments UK(28) 94 Overseas2406 (26)500 Disposals Overseas(5)(2) Amounts written-off UK(1,070)(1,670) (1,210) (3,695) Recoveries of amounts previously written-off UK 142 80 Overseas1429 156 109 Losses/(releases) to income statement - continuing operations (1) UK 473 684 Overseas57(147) 530537 Losses to income statement - discontinued operations Overseas—— Unwind of discount (recognised in interest income) UK(61)(75) Overseas(25)(38) (86)(113) Provisions at the end of the year UK2,6063,150 Overseas1,2081,305 3,8144,455 Provisions at the end of the year comprise Customers3,8144,455 Banks—— 3,8144,455 Gross loans to customers (2) UK305,183305,400 Overseas21,81522,078 326,998327,478 For the notes to this table refer to the following page.

 Loan impairment provisions continued Closing customer provisions as a % of gross loans to customers (2) 20172016 UK0.90%1.00% Overseas5.50%5.90% Total1.20%1.40% Customer losses/(releases) to income statement as a % of gross loans to customers (2) UK0.20%0.20% Overseas0.30%(0.70%) Total0.20%0.20% Average loans to customers - gross366,959373,644 As a % of average loans to customers during the year Total customer provisions charged/(released) to income statement0.10%0.10% Amounts written-off (net of recoveries) - customers0.30%1.00% Notes: Includes nil relating to loans to banks (2016 - nil). Excludes reverse repos. Analysis of closing customer loan impairment provisions The following table analyses customer loan impairment provisions by geographical area and type of UK customer 2017 2016ClosingTotalClosingTotal provisionloansprovisionloans £m%£m% UK Central and local government—1.41 1.8 Manufacturing372.569 2.8 Construction3171.1172 1.2 Finance89.212 9.8 Service industries and business activities76915.01,131 16.2 Agriculture, forestry and fishing151.017 1.1 Property2119.9365 10.3 Residential mortgages13745.114342.0 Personal lending7214.3853 4.3 Finance leases and instalment credit803.669 3.7 Accruedinterest—0.1—0.1 Total UK2,29593.22,832 93.3 Overseas1,1296.81,2236.7 Impaired book provisions3,424100.04,055100.0 Latent book provisions390400 Total provisions3,8144,455

 Analysis of write-offs The following table analyses amounts written-off by geographical area and type of UK customer 20172016 £m£m UK Manufacturing1626 Construction51279 Finance75 Service industries and business activities460580 Agriculture, forestry and fishing26 Property93397 Residential mortgages203 Personal lending411362 Financeleases andinstalmentcredit1012 Total UK1,0701,670 Overseas1402,025 1,2103,695 Note: (1) Includes nil written-off in respect of loans to banks (2016 – nil). Analysis of recoveries The following table analyses recoveries of amounts written-off by geographical area and type of UK customer. 20172016 £m£m UK Manufacturing11 Construction24 Finance—1 Service industries and business activities16 28 Property7 17 Residential mortgages43— Personal lending72 28 Financeleases andinstalmentcredit11 Total UK142 80 Overseas1429 Total recoveries156 109

 Risk elements in lending Risk elements in lending (REIL) comprises of impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprises loans past due 90 days where no impairment loss is expected 20172016 £m£m Impaired loans (1) UK4,4505,557 Overseas2,9733,308 Total7,4238,865 Accruing loans which are contractually overdue 90 days or more as to principal or interest UK1,0871,122 Overseas394323 Total1,4811,445 Total REIL8,90410,310 Closing provisions for impairment as a % of total REIL43%43% REILas a%ofgross lendingtocustomers excludingreverserepos2.7%3.1% Notes: The write-off of impaired loans affects closing provisions for impairment as a % of total REIL (the coverage ratio). The coverage ratio reduces if the loan written-off carries a higher than average provision and increases if the loan written-off carries a lower than average provision. Impaired loans at 31 December 2017 include £1,324 million (2016 - £2,496 million) of loans subject to forbearance granted during the year. 20172016 £m£m UK 227 243 Overseas 80 122 307 365 Interest on impaired loans included in net interest income UK 61 75 Overseas2538 86113 Potential problem loans Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible. 20172016 £m£m Potential problem loans7451,196 Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore, impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

 Forbearance The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans. 20172016 £m£m Loans granted forbearance1,4802,257 Notes: Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million. For 2017, wholesale loans subject to forbearance were £1,206 million (2016 - £1,807 million) and secured retail loans subject to forbearance were £274 million (2016 - £450 million). Unsecured retail loans subject to forbearance amounting to £31 million (2016 - £37 million) are not included. Analysis of debt securities - fair value through other comprehensive income The following table analyses debt securities and the related yield (based on weighted averages) by remaining maturity and issuer: After 5 but within 10 Amount Yield Amount Yield Amount Yield Amount Yield Amount Yield £m % £m % £m % £m % £m % 2020 2019 Central and local governments - UK1,4143.73,8643.56,8662.26,2932.718,4372.7 - US2,7270.96,1302.53,2192.41,9052.713,9812.2 - Other3,8046.03,1141.51,2900.65782.18,7863.3 Otherdebt1,0221.04,6481.21,3510.91091.67,1301.1 8,9673.517,7562.212,7261.98,8852.648,334 2.4 Of which ABS (1)1340.91,4401.12400.41091.11,9231.0 2018 Central and local governments - UK1,4323.26,4492.15,2142.44,0972.817,1922.4 - US2,2751.85,7012.01,9892.31,8023.011,7672.1 - Other3,6410.94,8351.01,9590.78942.411,3291.0 Otherdebt1,3261.12,9071.28720.92011.25,3061.1 8,6741.619,8921.710,0341.96,9942.745,5941.9 Of which ABS (1)1751.15960.82900.42021.21,2630.8 Note: (1) Includes covered bonds.

 Analysis of deposits - product analysis 2020 2019 2018 £m £m £m Certificates of deposit and other time deposits The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity. Over 0-3 months 3-6 months 6-12 months 12 months Total £m £m £m £m £m

 Short-term borrowings Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings. Weighted Weighted average Maximum Average average Balance interest rate balance balance interest rate £bn % £bn £bn % 2020 Repos 32 1.7 56 42 2.5 Financial institutions (1) 54 0.2 70 53 0.3 Commercial paper 2 0.4 3 2 0.3 Certificates ofdeposits20.4220.5 Total90 0.8 131 99 1.3 Note: (1) Excludes derivative cash collateral of £23 billion at 31 December 2020 (2019 - £22 billion; 2018 - £20 billion); and 2020 average of £26 billion (2019 - £22 billion; 2018 - £21 billion). Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates. Other contractual cash obligations The table below summarises other contractual cash obligations by payment date. 0-3 months 3-12 months 1-3 years 3-5 years 5-10 years 10-20 years £m £m £m £m £m £m 2019 Contractualobligationstopurchasegoods orservices802052269211— Undrawn formal facilities, credit lines and other commitments to lend were £121,922 million (2019 - £117,228 million; 2018 - £116,843 million). While NatWest Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Additional information Exchange rates The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York. January 2021 December 2021 November 2020 October 2020 September 2020 August 2020 US dollars per £1 2020 2019 2018 2017 2016 Notes: (1) (2) (3) The average of the Noon Buying Rates on the last US business day of each month during the year. The rates used for translating US dollars into sterling in the preparation of the financial statements. On 26 February 2021, the Noon Buying Rate was £1.00 = US$1.3947. NatWest Group Annual Report on Form 20F 345 Noon Buying Rate Period end rate Average rate for the year (1) Consolidation rate (2) Period end rate Average rate for the year 1.32691.27631.35291.2337 1.28031.33091.30161.3444 1.32001.27901.35131.2323 1.27711.33501.28871.3552 1.3662 1.2923 1.3655 1.2836 Noon Buying Rate High Low 1.36621.33781.31431.34161.3375 1.31971.29041.28901.27061.3043 1.3729 1.3522

 ADR payment information Fees paid by ADR holders The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depository may collect its annual fee for depository services by deductions from cash distributions or by directly billing investors or by changing the book-entry system accounts of participants acting for them. The depository may generally refuse to provide fee-attracting services until its fees for those services are paid. Persons depositing or withdrawing shares must pay: For: $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates. $0.02 (or less) per ADSAny cash distribution to ADS registered holders. A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs Distribution of securities distributed to holders of securities of deposited securities to ADS registered holders. Registration or transfer feesTransfer and registration of shares on our share register to or from the name of the depository or its agent when you deposit or withdraw shares. Expenses of the depositoryCable, telex and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars. Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes As necessary. Any charges incurred by the depository or its agents for servicing the As necessary. depositedsecurities Fees payable by the depository to the issuer Fees incurred in past annual Period From 1 January 2020 to 31 December 2020, the company received from the depository $320,030 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees. Fees to be paid in the future The Bank of New York Mellon, as depository, has agreed to reimburse the company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depository has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depository has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim reports, printing and distributing dividend cheques, electronic filing of U.S. federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls. It has also agreed to reimburse the company annually for certain investor relationship programs of special investor relations promotional activities. In certain instances, the depository has agreed to provide additional payments to the company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depository will reimburse the company, but the amount of reimbursement available to the company is not necessarily tied to the amount of fees the depository collects from investors.

Principal Risks and Uncertainties Set out below are certain risk factors that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group. The current COVID-19 pandemic may exacerbate any of the risks described below. Risks relating to the COVID-19 pandemic The effects of the COVID-19 pandemic on the UK, global economies and financial markets, and NatWest Group’s customers, as well as its competitive environment may continue to have a material adverse effect on NatWest Group’s business, results of operations and outlook. In March 2020, the World Health Organization declared the spread of the COVID-19 virus a pandemic. Since then, many countries, including the UK (NatWest Group’s most significant market) have at times imposed strict social distancing measures, restrictions on non-essential activities and travel quarantines, in an attempt to slow the spread and reduce the impact of the COVID-19 pandemic. The UK economy, as well as most countries, went into recession in 2020 as measures were introduced to reduce the spread of the virus. UK economic output fell again in November 2020, according to estimates from the Office for National Statistics, as many restrictions were re-introduced towards the end of 2020 and at the start of 2021. The COVID-19 pandemic has caused significant reductions in levels of personal and commercial activity, reductions in consumer spending, increased levels of corporate debt and, for some customers, personal debt, increased unemployment and significant market volatility in asset prices, interest rates and foreign exchange rates. It has also caused physical disruption and slow-down to global supply chains and working practices, all of which have affected NatWest Group’s customers. NatWest Group has significant exposures to many of the commercial sectors economically impacted by the COVID-19 pandemic, including property, retail, leisure and travel. Further waves of infection may result in further restrictions in affected countries and regions. While vaccine treatment is currently being deployed, the pace of deployment and ultimate effectiveness is uncertain, and vaccines may fail to achieve immunisation that is significant within the population. Therefore, significant uncertainties remain as to how long the COVID-19 pandemic will last. Even when restrictions are relaxed, they may be re-imposed, sometimes at short notice if either immunisation is insufficient or new strains of the COVID-19 virus or other diseases develop into new epidemics or pandemics. Significant uncertainties continue as to the extent of the economic contraction and the path and length of time required to achieve economic recovery. In response to the COVID-19 pandemic, central banks, governments, regulators and legislatures in the UK and elsewhere have announced historic levels of support and various schemes for impacted businesses and individuals including forms of financial assistance and legal and regulatory initiatives, including further reductions in interest rates. Whether or not these measures effectively mitigate the negative impacts of the COVID-19 pandemic on NatWest Group, some of these measures, or further measures, such as negative interest rates, may also have a material adverse effect on NatWest Group’s business and performance. It is uncertain as to how long the above-mentioned financial assistance and legal and regulatory initiatives may last, how they may evolve in the future or how consumers and businesses may react to such initiatives. NatWest Group’s consumer customers and corporate clients may be negatively impacted when these support schemes and initiatives are scaled back and ultimately ended, which in turn could expose NatWest Group to increased credit and counterparty risk. In addition, the COVID-19 pandemic related uncertainties and the range of prudential regulatory support has made reliance on analytical models and planning and forecasting for NatWest Group more complex, and may result in uncertainty impacting the risk profile of NatWest Group and/or that of the wider banking industry. The medium and long-term implications of the COVID-19 pandemic for NatWest Group customers, the UK housing market, and the UK and global economies and financial markets remain uncertain, and may continue to have a material adverse effect on NatWest Group’s business, results of operations and outlook. The adverse impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties and the implementation of support schemes in response of the COVID-19 pandemic has increased NatWest Group’s exposure to counterparty risk, which may adversely affect its business, results of operations and outlook. The effects of the COVID-19 pandemic have adversely affected the credit quality of many of NatWest Group’s borrowers and other counterparties. As a result, NatWest Group has experienced (and may continue to experience) elevated exposure to credit risk and demands on its funding from, for example, customers and borrowers drawing down upon committed credit facilities. If borrowers or other counterparties default or suffer deterioration in credit, this would increase impairment charges, credit reserves, write-downs and regulatory expected loss. An increase in drawings upon committed credit facilities may also increase NatWest Group’s RWAs. In addition, the level of household indebtedness in the UK remains high. The ability of households to service their debts could be worsened by a period of high unemployment caused by the COVID-19 pandemic, particularly if prolonged. NatWest Group’s mortgage and wholesale property loans portfolio may also be subject to higher impairment charges as a result of the COVID-19 pandemic if volatility in the property market results in weakened property prices, particularly if default rates increase. If NatWest Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to further write-downs. See also, ‘NatWest Group has significant exposure to counterparty and borrower risk’. NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. See also, ‘Risk and capital management’. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgments used in the MES and ECL assessment at 31 December 2020 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group. As government support schemes reduce, defaults are expected to rise with more ECLs cases moving from Stage 2 to Stage 3.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group has sought to assist affected customers with a number of initiatives including NatWest Group’s participation in BBLS, CBILS and CLBILS products. NatWest Group has sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS or the enforcing or pursuing repayment of CBILS and BBLS (or a failure to exercise forbearance), which may have a material adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgments, settlements, penalties or fines. Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook. The COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and to achieve its strategic objectives. The COVID-19 pandemic may impact NatWest Group’s ability to meet the financial, capital and operational targets which it has set as part of its Purpose-led Strategy, including in relation to capital distributions and dividends to shareholders by NatWest Group plc. It is uncertain as to when NatWest Group plc will be able to resume capital distributions (and any associated distribution-linked contribution to the NatWest Group Pension Fund), including dividends to shareholders or share buybacks. It is also uncertain as to whether the PRA may, in the future, ask banks to reconsider their approaches to dividend payments and share buybacks, as it did in March 2020 in response to the COVID-19 pandemic. In addition, impairments or other losses as well as increases to capital deductions may result in a decrease to NatWest Group plc’s capital base. The form and timing of any capital distributions therefore remains uncertain, and may depend on a variety of factors, including the interests of various stakeholders (such as UKGI). The COVID-19 pandemic has also caused significant market volatility, which would have increased NatWest Group’s market risk RWA significantly in the absence of temporary changes in regulatory treatment. The risk of further RWA inflation remains and the duration of such regulatory relief is uncertain. This may impair NatWest Group’s ability to timely deliver on certain aspects of its Purpose-led Strategy, including its plans to repurpose the NatWest Markets franchise (the ‘NWM franchise’), which may have a material adverse effect on NatWest Group’s business, results of operations and outlook. See also, ‘NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’. It is uncertain as to how the broader macroeconomic business environment and societal norms may be impacted by the COVID-19 pandemic, which is already resulting in several significant wider societal changes. For example, one of the most visible effects of the COVID-19 pandemic has been the impact on the most vulnerable groups of society and concerns about systemic racial biases and social inequalities. In addition, the COVID-19 pandemic has accelerated existing economic trends that may radically change the way businesses are run and people live their lives. These trends include digitalisation, decarbonisation, automation, e-commerce and agile working, each of which has resulted in significant market volatility in asset prices. There is also increasing investor, regulatory and customer scrutiny regarding how businesses address these changes and related climate, environmental, social, governance and other sustainability issues, including workplace health, safety and wellbeing, diversity and inclusion, data privacy, workforce management, human rights and supply chain management. Any failure or delay by NatWest Group to adapt its business strategy and to establish and maintain effective governance, procedures, systems and controls in response to these changes and to manage emerging climate, environmental, social, governance and other sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook and the value of NatWest Group’s securities. See also, ‘Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks’ and ‘A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook’. The COVID-19 pandemic may also result in unexpected developments or changes in financial markets, the fiscal, tax and regulatory frameworks and consumer customer and corporate client behaviour, which could intensify competition in the financial services industry. If NatWest Group is not able to adapt or compete effectively, it could experience loss of business, which in turn could adversely affect its business, results of operations and outlook. The COVID-19 pandemic has heightened NatWest Group’s operational risks as many of its employees are working remotely which may also adversely affect NatWest Group’s ability to maintain effective internal controls. Due to the COVID-19 pandemic, as at 31 January 2021, many of NatWest Group’s employees continue to work remotely. This has increased reliance on the IT systems that enable remote working and increased exposure to fraud, conduct, operational and other risks and may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. The IT systems that enable remote working interface with third-party systems, and NatWest Group could experience service denials or disruptions if such systems exceed capacity or if a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group’. Sustained periods of remote working may also negatively affect workforce morale. While NatWest Group has taken measures seeking to maintain the health, wellbeing and safety of its employees during the COVID-19 pandemic, these measures may be ineffective and could result in increased expenses and widespread illness could negatively affect staffing within certain functions, businesses or geographies. Certain areas of NatWest Group also continue to experience workloads that are heavier than usual as a result of increased customer requirements, NatWest Group’s COVID-19-specific product offerings or other related direct and indirect effects. Resources have been diverted from certain ordinary course activities, and regulatory and other change projects, including the implementation of NatWest Group’s Purpose-led Strategy, which may have implications for the execution of related deliverables and meeting regulatory and other deadlines. The economic impact of the COVID-19 pandemic may also necessitate changes in the remuneration of NatWest Group employees, in particular at a senior level. For example, in March 2020 the PRA requested that bank boards in response to the COVID-19 pandemic should consider taking appropriate actions with regard to the accrual, payment and vesting of variable remuneration. Any of the above could impair NatWest Group’s ability to hire, retain and engage well-qualified employees, especially at a senior level, which in turn may adversely impact NatWest Group’s ability to serve its customers efficiently and impact productivity across NatWest Group. This could also adversely affect NatWest Group’s reputation, and competitive position and its ability to grow its business.

Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook. The effects of the COVID-19 pandemic could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements. Depending on the severity and duration of market volatility resulting from COVID-19 pandemic related uncertainties and the impact on capital and RWAs, NatWest Group and its subsidiaries may be required to adapt their funding plans in order to satisfy their respective capital and funding requirements, which may have a material adverse effect on NatWest Group. NatWest Group plc may also receive less in dividends than expected from its subsidiaries. Furthermore, significant fluctuation in foreign currency exchange rates, may affect capital deployed in NatWest Group’s foreign subsidiaries, branches and joint arrangements, securities issued by NatWest Group in foreign currencies or the value of assets, liabilities, income, RWAs, capital base and expenses and the reported earnings of NatWest Group’s UK and non-UK subsidiaries. In response to the COVID-19 pandemic, there have been relaxations on certain countercyclical buffer requirements and stress tests as well as the calculation of RWAs and leverage, which may be reinstated in the future. Any downgrading to the credit ratings and/or outlooks assigned to NatWest Group plc, its subsidiaries and their respective debt securities as a result of the economic impact of the COVID-19 pandemic could exacerbate funding and liquidity risk, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group’s results could be adversely affected if the effects of the COVID-19 pandemic or other events trigger the recognition of a goodwill impairment. NatWest Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, NatWest Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test compares the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2020, NatWest Group plc carried goodwill of £5.6 billion on its balance sheet. The value in use and fair value of NatWest Group’s cash-generating units are affected by market conditions, the economies in which NatWest Group operates and by the effects of the COVID-19 pandemic. The goodwill held by NatWest Group plc relies on management’s assumptions on future profitability. Goodwill is particularly sensitive to changes in assumed future profitability, including as a result of the effects of the COVID-19 pandemic. If actual performance were to fall below management’s forecasts, then there is a risk that an impairment of goodwill would become necessary. Where NatWest Group is required to recognise a goodwill impairment, it is recorded in NatWest Group’s income statement, but it has no effect on NatWest Group’s regulatory capital position. Changes in such assumptions may result in the carrying balance being impaired, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Economic and political risk Continuing uncertainty regarding the effects of the UK’s withdrawal from the European Union may continue to adversely affect NatWest Group and its operating environment. After the 2016 EU Referendum, the UK ceased to be a member of the EU and the European Economic Area (‘EEA’) on 31 January 2020 (‘Brexit’). The 2020 EU-UK Trade and Cooperation Agreement (‘TCA’) ended the transition period on 31 December 2020 and provides for free trade between the UK and EU with zero tariffs and quotas on all goods that comply with the appropriate rules of origin, with minimal coverage, however, for financial services; UK-incorporated financial services providers no longer have EU passporting rights and there is no mutual recognition regime. Financial services may largely be subject to individual equivalence decisions by relevant regulators. A number of temporary equivalence decisions have been made that cover all services offered by NatWest Group. The EU’s equivalence regime does not cover most lending and deposit taking, and determinations in respect of third countries have not, to date, covered the provision of investment services. In addition, equivalence determinations do not guarantee permanent access rights and can be withdrawn with short notice. The TCA is accompanied by a Joint Declaration on financial services which sets out an intention for the EU and UK to cooperate on matters of financial regulation and to agree a Memorandum of Understanding by March 2021. There is no certainty, however, as to the form, scope and timing of any such Memorandum of Understanding. NatWest Group has engaged in significant and costly Brexit planning and contingency planning. NatWest Group continues to monitor regulatory developments, and NatWest Group continues to seek advice on any transitional regimes being introduced by individual EU countries. It is updating its operating model accordingly. NatWest Group also continues to assess where NatWest Group companies can obtain bilateral regulatory permissions to permit business to continue from its UK entities, transferring what cannot be continued to be rendered from the UK to an EEA subsidiary. Where such regulatory permissions are temporary or are withdrawn, a different approach may need to be taken or may result in a change in operating model or some business being ceased. Not all NatWest Group entities have applied for bilateral regulatory permissions and instead intend to move EEA business to an EEA licenced subsidiary. There is a risk that such EEA licences may not be granted, and where these permissions are not obtained, further changes to NatWest Group’s operating model may be required or some business may need to be ceased. In addition, failure to obtain regulatory permissions in one part of NatWest Group may impact other parts of NatWest Group adversely. Certain permissions are required in order to maintain the ability to clear euro payments and others will allow NatWest Group to continue to serve non-UK EEA customers. Furthermore, transferring business to an EEA based subsidiary is a complex exercise and involves legal, regulatory and executional risks, and could result in a loss of business, customers or greater than expected costs. The changes to NatWest Group’s operating model have been costly and further changes to its business operations, product offering and customer engagement could result in further costs. The effects of the UK’s exit from the EU and the EEA are expected to continue to affect many aspects of NatWest Group’s business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments.

The long-term effects of Brexit on NatWest Group’s operating environment are difficult to predict. They may be impacted by wider global macro-economic trends and events, particularly COVID-19 pandemic related uncertainties, which may significantly impact NatWest Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may exacerbate the economic impacts of the COVID-19 pandemic on the UK, the Republic of Ireland (‘ROI’) and the rest of EU/EEA. Significant uncertainty remains as to the extent to which EU/EEA laws will diverge from UK law (including bank regulation), whether and what equivalence determinations will be made by the various regulators and therefore what the respective legal and regulatory arrangements will be, under which NatWest Group and its subsidiaries will operate. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant adverse impact on NatWest Group’s businesses and non-UK operations and/or legal entity structure, including attendant operating, compliance and restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may have a material adverse effect on NatWest Group’s profitability, competitive position, business model and product offering. NatWest Group faces increased political and economic risks and uncertainty in the UK and global markets. NatWest Group faces political uncertainty in Scotland, as a result of a possible second Scottish independence referendum. Independence may adversely impact NatWest Group with NatWest Group plc and other NatWest Group entities (including NWM Plc) being incorporated and/or headquartered in Scotland. Any changes to Scotland’s relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which NatWest Group and its subsidiaries operate, and may require further changes to NatWest Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact NatWest Group. The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: the COVID-19 pandemic, resulting societal inequalities and changes, trade barriers and the increased possibility of and/or continuation of trade wars, widespread political instability (including as a result of populism and nationalism, which may lead to protectionist policies), an extended period of low inflation and low (or negative) interest rates, climate, environmental, social and other sustainability-related risks and global regional variations in the impact and responses to these factors. These conditions could be worsened by a number of factors including macro-economic deterioration, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that NatWest Group serves, increasing inequalities, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact NatWest Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and NatWest Group’s customers and their banking needs). In addition, NatWest Group is exposed to risks arising out of geopolitical events or political developments, such as, exchange controls and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises (including the current COVID-19 pandemic and any future epidemics or pandemics), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of NatWest Group, including as a result of the indirect effect on regional or global trade and/or NatWest Group’s customers. The value of NatWest Group’s financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of NatWest Group’s financial instruments, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group’s financial instruments, which may have an adverse effect on NatWest Group’s results of operations in future periods, or inaccurate carrying values for certain financial instruments which may have a material adverse effect on NatWest Group’s business, results of operations, outlook or result in inaccurate carrying values for certain financial instruments. In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing NatWest Group’s counterparty risk. NatWest Group’s risk management and monitoring processes seek to quantify and mitigate NatWest Group’s exposure to more extreme market moves. However, severe market events have historically been difficult to predict and NatWest Group could realise significant losses if extreme market events were to occur. Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results. Interest rate risk is significant for NatWest Group. Monetary policy has been accommodative in recent years including initiatives implemented by the Bank of England and HM Treasury, such as the Term Funding Scheme with additional incentives for SMEs (‘TFSME’), which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the future direction of interest rates and pace of change (as set by the Bank of England), including as a result of the COVID-19 pandemic and its effect on the UK economy as well as the general UK political or economic climate. Further decreases in interest rates and/or continued sustained low or negative interest rates would be expected to continue to put further pressure on NatWest Group’s interest income and profitability. Zero or negative interest rates will require investment spend to implement a strategic solution to allow a potential pass-through of those interest rates in certain systems to relevant customer segments. A lower or negative interest rate environment is likely to have an adverse impact on the profitability of NatWest Group. Conversely, while increases in interest rates may support NatWest Group’s interest income, sharp increases in interest rates could have macroeconomic effects that lead to adverse outcomes for the business. For example, they could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher default rates on customer loans, higher levels of unemployment or underemployment, and falling property prices in the markets in which NatWest Group operates, each of which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of securities issued by NatWest Group. In its March 2020 Budget, the UK Government announced its intention to continue the process of privatisation of NatWest Group plc and to carry out a programme of sales of NatWest Group plc ordinary shares with the objective of selling all of its remaining shares in NatWest Group plc by 2025. On 6 February 2019, NatWest Group plc obtained shareholder authority to make off-market purchases of its ordinary shares from HM Treasury under the terms of a directed buyback contract. The authority provided by this contract was renewed at NatWest Group’s Annual General Meeting on 29 April 2020. As at 31 December 2020, the UK Government held 61.9% of the issued ordinary share capital of NatWest Group plc. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs, which could result in a prolonged period of increased price volatility on NatWest Group’s ordinary shares. Any offers or sales of a substantial number of ordinary shares by HM Treasury, expectations relating to the timing thereof, or any associated directed buyback activity by NatWest Group, could affect the prevailing market price for the outstanding ordinary shares of NatWest Group plc. HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, HM Treasury, as majority shareholder, and UK Government Investments Limited (‘UKGI’), as manager of HM Treasury’s shareholding, could exercise a significant degree of influence over the election of directors and appointment of senior management, NatWest Group’s capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group’s operations, and other things. HM Treasury or UKGI’s approach depends on government policy, which could change, including as a result of a general election. The manner in which HM Treasury or UKGI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy. Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position. Decisions of major central banks (including the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to sharp and sudden variations in foreign exchange rates. Although NatWest Group is now principally a UK and ROI-focused banking group, it is subject to foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and joint arrangements and customer transactions denominated in a currency other than the functional currency of NatWest Group. NatWest Group also relies on issuing securities in foreign currencies that assist in meeting NatWest Group’s minimum requirements for own funds and eligible liabilities (‘MREL’) and NWM Plc deals foreign exchange instruments. NatWest Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling rates, can adversely affect the value of assets, liabilities (including the total amount MREL eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group and may have a material adverse effect on NatWest Group’s income from foreign exchange dealing, business, results of operations and outlook. Strategic risk NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes. In February 2020, NatWest Group announced a new strategy, focused on becoming a Purpose-led business, designed to champion potential and to help individuals, families and businesses to thrive. This strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations, as accelerated by the COVID-19 pandemic. NatWest Group aims to deliver this strategy, referred to as its ‘Purpose-led Strategy’, through: (i) four strategic priorities: ‘supporting customers at every stage of their lives;’ ‘powered by innovation and partnerships;’ ‘simple to deal with’; and ‘sharpened capital allocation;’ and (ii) three areas of focus: climate change, enterprise and learning. This strategy requires an internal cultural shift across NatWest Group as to how performance is perceived and how NatWest Group conducts its business. These changes are substantial and will take many years to fully embed. These changes may not result in the expected outcome within the timeline and in the manner currently contemplated. To deliver against this purpose and deliver sustainable returns, NatWest Group has been: focusing on the lifecycles of its customers using insights about customers to evolve product and service offerings; re-engineering and simplifying NatWest Group by updating operational and technological capabilities and strengthening governance and control frameworks to reduce costs and improve customer journeys; focusing on innovation and partnership to drive change and achieve growth in new product areas and customer segments; and having a sharper focus on capital allocation and deploying it more effectively for customers, in particular by refocusing its NWM franchise and through its phased withdrawal from ROI. As part of its Purpose-led Strategy, NatWest Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period. These include targets, amongst others, for: return on tangible equity, CET1 ratio and dividend pay-out ratio. Achieving these targets requires further significant reductions to NatWest Group’s cost base. Realising these cost reductions will result in material strategic costs, which may be more than currently expected. The continued focus on meeting cost reduction targets may also mean limited investment in other areas, which could affect NatWest Group’s long-term prospects, product offering or competitive position and its ability to meet its other targets and commitments, including those related to customer satisfaction and its capacity to respond to climate -related risks and opportunities in line with its ambition. Any of the factors above, could jeopardise NatWest Group’s ability to achieve its associated financial targets and generate sustainable returns. Implementing the Purpose-led Strategy is highly complex as discussed above. More generally, NatWest Group may seek to adapt its strategy, including in respect of acquisitions, divestments, restructurings, reorganisations or partnerships. There remains uncertainty as to consolidation within the financial industry and the scale and timing of any further NatWest Group strategic initiatives or participation in any such consolidation. NatWest Group may not be able to successfully (i) implement all aspects of its strategy; (ii) reach any or all of the related targets or expectations of its Purpose-led Strategy; (iii) realise the intended strategic objectives of any other future strategic initiative, in the time frames contemplated or at all, which may require additional management actions by NatWest Group. In addition, NatWest Group’s ability to serve its target customers, scale certain ventures, deliver growth in new markets, refocus the NWM franchise and implement a phased withdrawal from ROI may be impacted and the anticipated revenue, profitability and cost reduction levels may not be achieved in the timescale envisaged or at all. Moreover, NatWest Group’s strategy involves a large number of concurrent and strategic actions and initiatives, including refocusing of the NWM franchise and the phased withdrawal from ROI, any of which could fail to be implemented in the manner and to the extent currently contemplated, including as a result of operational, legal, execution or other issues. The refocusing of the NWM franchise and NatWest Group’s phased withdrawal from ROI are two strategic initiatives that may entail significant commercial, operational, legal and execution risks. For the risks relating to the refocusing of the NWM franchise, see ‘NatWest Group is in the process of refocusing its NWM franchise, which entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated’. NatWest Group’s phased withdrawal from ROI, which may involve transfers of business, assets and liabilities to third parties, entails many risks, the most significant of which include: (i) anticipated reductions in net income, total lending and RWAs; (ii) potential trapped or stranded capital; (iii) the diversion of management resources and attention away from day-to-day management; (iv) the recognition of disposal losses as part of the orderly run-down of certain loan portfolios which may be higher than anticipated; (v) execution risks arising from the significant uncertainties of a phased withdrawal, including the additional IT and operational expense and resource required to mitigate manual and limited customer switching and handling processes of Ulster Bank, potential counterparties and other banks; (vi) customer action or inaction, or the inability to obtain necessary approvals and/or support from governmental authorities, regulators, trade unions and/or other stakeholders resulting in additional cost, resource and delays; (vii) potential loss of customers, resulting in retail and commercial deposit outflows (or a failure to attract deposit inflows) and reduced revenues and liquidity; (viii) increased people risk through the potential loss of key colleagues and institutional knowledge and increased challenges of attracting and retaining colleagues; (ix) regulatory risk, including in relation to prudential, conduct and other regulatory requirements; (x) the potential early repayment of ECB funding and no or limited access to other Euro system funding arrangements; (xi) brand and reputational risks due to press speculation and stakeholder scrutiny about the future of the ROI business. Any of these risks and uncertainties may cost more, be more complex or worse than currently estimated and may adversely affect NatWest Group’s ability to execute a phased withdrawal from ROI. In addition, successful implementation of NatWest Group’s strategy in part depends on initiatives and growth in ventures that are new to NatWest Group or to the market. There is a risk, therefore, that some or all these initiatives will not succeed, or may be limited in scope or scale, including due to its current ownership structure. The scale and scope of the intended changes present material business, operational, IT system, internal culture, conduct and people risks to NatWest Group as the planning and implementation of the transformation programme are resource-intensive and disruptive, and will divert management resources. In addition, implementing many changes concurrently, in particular with respect to any strategic partnerships, acquisitions or divestments, will require application of robust governance and controls frameworks and robust IT systems. There is a risk that NatWest Group may not be successful in doing so. The implementation of the Purpose-led Strategy and any other strategic initiatives could result in materially higher costs than initially contemplated (including due to material uncertainties and factors outside of NatWest Group’s control) and may not be completed when planned, or at all, or could be phased or could progress in a manner other than currently expected. Changes in the economic, political and regulatory environment in which NatWest Group operates or regulatory uncertainty and changes, strong market competition and industry disruption or economic volatility, including as a result of the economic impact of the COVID-19 pandemic, continued uncertainty surrounding the terms of the UK’s future trading arrangements with the EU or changes in the scale and timing of policy responses on climate change, may require NatWest Group to adjust aspects of its strategy or the timeframe for its implementation including in relation to its financial, capital and operational targets and expectations. Because certain initiatives depend on achieving growth in new ventures and opportunities for NatWest Group, its strategy is vulnerable to an economic downturn. NatWest Group’s strategy also requires ongoing confidence from customers and the wider market, without which customer activity and related income levels may fall or NatWest Group’s reputation may be adversely affected. Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the Purpose-led Strategy and other strategic initiatives, result in higher than expected restructuring costs, impact NatWest Group’s products and services offering, its reputation with customers or business model and adversely impact NatWest Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on NatWest Group’s business, results of operations and outlook. NatWest Group is in the process of refocusing its NWM franchise, which entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated. As part of its Purpose-led Strategy, NatWest Group has been seeking to implement a more strategically congruent and economically sustainable model for its NWM franchise. As part of this, NatWest Group has been refocusing the NWM franchise to principally serve NatWest Group’s corporate and institutional customer base. This requires NWM Group to simplify its operating model and technology platform, as well as reduce its cost base and capital requirements. A focus of the NWM franchise refocusing is the intended reduction in its level of RWAs. This is intended to be achieved by exiting certain exposures and optimising inefficient capital across the NWM Group, especially in relation to its Rates products. The refocusing of the NWM franchise entails significant execution risks and is based on management plans, projections and models and is subject to certain material assumptions and judgments which may prove to be incorrect such that the go-forward strategy is re-assessed (for example, if revenues reduce relatively faster than costs; material execution issues arise or market distress occurs; RWAs take longer to exit or are more costly to reduce than anticipated; or the key franchise legal entities, NWM Plc and NWM N.V., have difficulties accessing the funding market on acceptable terms or at all). Implementing these changes to the NWM franchise entails significant commercial and operational and risks. These include risks around how it is perceived by its customers and stakeholders and the ability for NWM to retain employees required to deliver the transition and whom are key for its go-forward strategic priorities. Revenues and costs may be negatively impacted (revenues, for example, may decrease significantly more quickly than associated costs) and the implementation may be more difficult or expensive than expected, including as a result of the COVID-19 pandemic, the UK’s exit from the EU and regulatory requirements. The orderly run-down of certain of its portfolios and the reduction of its RWAs may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment (in particular, as a result of the COVID-19 pandemic), and may not lead to a concurrent and proportionate reduction in required capital. .Ineffective management of such risks could have a material adverse effect on NatWest Group’s business, results of operations and outlook. The NWM Plc and NWM N.V. boards support the financial plans and budgets, but continued successful implementation of this strategy within the NWM franchise will require their continued support, as well as the support of NWM Plc and NWM N.V. management. Financial resilience risk NatWest Group may not meet targets and be in a position to continue to make discretionary capital distributions (including dividends to shareholders). As part of NatWest Group’s strategy, NatWest Group has become a UK and ROI-focused banking group and as part of its Purpose-led Strategy has set a number of financial, capital and operational targets for NatWest Group including in respect of: CET1 ratio targets, return on tangible equity (‘ROTE’), leverage ratio targets, funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). See also, ‘NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’. NatWest Group’s ability to meet its targets and to successfully meet its strategy is subject to various internal and external factors and risks. These include, but are not limited to, the impact of the COVID-19 pandemic, market, regulatory, macroeconomic and political uncertainties, operational risks and risks relating to NatWest Group’s business model and strategy (including risks associated with climate, environmental, governance and other sustainability-related issues) and litigation, governmental actions, investigations and regulatory matters. A number of factors, including the economic and other effects of the COVID-19 pandemic, may impact NatWest Group’s ability to maintain its CET1 ratio target and make discretionary capital distributions. See also, ‘NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options’. NatWest Group’s ability to meet its planned reductions in its annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas, which could affect NatWest Group’s long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction. There is a risk that NatWest Group may not meet its targets and expectations or be in a position to continue to distribute capital when regulatory distribution restrictions are eased, or that NatWest Group will be a viable, competitive or profitable banking business. Any failure of NatWest Group to meet its targets, successfully meet its strategy or make discretionary capital distributions could have a material adverse impact on NatWest Group’s business, results of operations and outlook. NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption. The markets within which NatWest Group operates are highly competitive. NatWest Group expects such competition to continue and intensify in response to the economic effects of the COVID-19 pandemic and other changes. These include evolving customer behaviour, technological changes (including digital currencies and the growth of digital banking, including from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede NatWest Group’s ability to grow or retain its share and impact its revenues and profitability, particularly in its key UK retail banking segment. Moreover, innovations such as biometrics, artificial intelligence, the cloud, blockchain, and quantum computing may rapidly facilitate industry transformation. These trends have accelerated during the COVID-19 pandemic and may be catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking (PSD2), Open Finance and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking, as well as the competition-enhancing measures under NatWest Group’s Alternative Remedies Package. See also, ‘The cost of implementing the Alternative Remedies Package (‘ARP’) could be more onerous than anticipated’. Increasingly many of the products and services offered by NatWest Group are, and will become, more technology intensive. For example, NatWest Group recently invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Mentor Digital and Rapid Cash. NatWest Group’s ability to develop such digital solutions (which also need to comply with applicable and evolving regulations) has become increasingly important to retaining and growing NatWest Group’s customer business in the UK. There can be no certainty that NatWest Group’s innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow NatWest Group to continue to grow such services in the future. Certain of NatWest Group’s current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. NatWest Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, resulting in increased competition from traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base. NatWest Group’s competitors may also be better able to attract and retain customers and key employees, may have better IT systems, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on its cost savings targets. This may limit additional investment in areas such as financial innovation and could therefore affect NatWest Group’s offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on NatWest Group’s ability to produce underlying high-quality data, failing which its ability to offer innovative products may be compromised. If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and timely, it will lose share, incur losses on some or all of its activities and lose opportunities for growth. In this context, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into NatWest Group’s current solutions.

There can be no certainty that such initiatives will deliver the expected cost savings and investment in automated processes will likely also result in increased short-term costs for NatWest Group. In addition, the implementation of its Purpose-led Strategy, including the refocusing of its NWM franchise, NatWest Group’s phased withdrawal from ROI, acquisitions, divestments, reorganisations and restructurings and partnerships, and delivery on its climate ambition, cost-reduction measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants could affect NatWest Group’s ability to maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group’s strategic initiatives. Furthermore, continued consolidation or technological or other developments in certain sectors of the financial services industry could result in NatWest Group’s remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors, each of which may adversely affect NatWest Group’s business, results of operations and outlook. These and other changes in NatWest Group’s competitive environment could have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group has significant exposure to counterparty and borrower risk. NatWest Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group’s businesses. NatWest Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality such that, under SICR (‘significant increases in credit risk’) rules, it moves to Stage 2 for impairment calculation purposes. NatWest Group’s lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower, or fail to adequately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group’s profitability. See also, ‘Risk and capital management — Credit Risk’. The credit quality of NatWest Group’s borrowers and other counterparties is impacted by prevailing economic and market conditions (including those caused by the COVID-19 pandemic) and by the legal and regulatory landscape in the UK and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact NatWest Group’s ability to enforce contractual security rights. NatWest Group may be affected by volatility in property prices (including as a result of Brexit, the general UK political or economic climate or the COVID-19 pandemic) given that NatWest Group’s mortgage loan and wholesale property loan portfolios as at 31 December 2020, amounted to £228.6 billion, representing 61.4% of NatWest Group’s total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the net amount after accounting for any IFRS provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations. Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for NatWest Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a daily basis. See also, ‘NatWest Group may not be able to adequately access sources of liquidity and funding’. As a result, changes in borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions which would have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Due to NatWest Group’s exposure to the financial industry, it also has exposure to shadow banking entities (i.e. entities which carry out banking activities outside a regulated framework). Recently, there has been increasing regulatory focus on shadow banking. In particular, the European Banking Authority (EBA/GL/2015/20) require NatWest Group to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may have a material adverse effect on the business, results of operations and outlook of NatWest Group. NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options. NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives NatWest Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European operations, as well as permitting NatWest Group plc to make discretionary capital distributions (including dividends to shareholders). As at 31 December 2020, NatWest Group plc’s CET1 ratio was 18.5% and NatWest Group plc currently maintains a CET1 ratio target. NatWest Group plc’s target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the PRA’s views on appropriate buffers above minimum operating levels. NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency.

A number of factors may impact NatWest Group plc’s ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things: a depletion of its capital resources through increased costs or liabilities or reduced profits; an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes; changes in prudential regulatory requirements including NatWest Group plc’s Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers as well as any applicable scalars; reduced dividends from NatWest Group’s subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc’s target ratio; and limitations on the use of double leverage, i.e. NatWest Group plc’s use of debt to invest in the equity of its subsidiaries, as a result of the Bank of England’s and/or NatWest Group’s evolving views on distribution of capital within groups. A shortage of capital could in turn affect NatWest Group plc’s capital ratio, and/or ability to make capital distributions. A minimum level of capital adequacy is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. In the event of a breach of the combined buffer requirement, it may be necessary for NatWest Group plc to reduce or cease discretionary payments (including payments of dividends to shareholders) to the extent of the breach. NatWest Group is required to maintain a set quantum of MREL set as the higher of its RWAs or leverage requirement. The Bank of England has identified single point-of-entry as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity that can externally issue securities that count towards its MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities and intermediate holding companies. If NatWest Group plc is unable to raise the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, constrained or more expensive funding and be unable to make dividend payments on its ordinary shares or maintain discretionary payments on capital instruments. If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directives I and II (‘BRRD’), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position. NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group will be written-down or converted into equity and there may be an issue of additional equity by NatWest Group plc, which could result in the dilution of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect, among other things, NatWest Group’s product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may have a material adverse effect on the business, results of operations, outlook, the underlying profitability of NatWest Group and future growth potential. See also, ‘NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities’. NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate. NatWest Group is subject to regulatory oversight by the Bank of England, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. The initial report is due to be submitted to the PRA on 1 October 2021 and the Bank of England’s assessment of NatWest Group’s preparations is scheduled to be released on 10 June 2022. The form and substance of the June publication is yet to be established. NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario. However, if the assessment reveals that NatWest Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements by 1 January 2022, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may result in restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL, consequently having a material adverse effect NatWest Group’s business, results of operations and outlook. This may also result in reputational damage and/or loss of investor confidence. NatWest Group may not be able to adequately access sources of liquidity and funding. NatWest Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2020, NatWest Group plc held £452.3 billion in deposits. The level of deposits may fluctuate due to factors outside NatWest Group’s control, such as a loss of investor confidence (including in individual NatWest Group entities), sustained low or negative interest rates, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one of the other factors described above, materially affect NatWest Group’s ability to satisfy its liquidity or funding needs. In turn, this could require NatWest Group to adapt its funding plans.

 As at 31 December 2020, NatWest Group plc’s liquidity coverage ratio was 165%. If its liquidity position were to come under stress, and if NatWest Group plc were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. NatWest Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding. Rating agencies regularly review NatWest Group plc and other NatWest Group entity credit ratings and outlooks, which could be negatively affected by a number of factors that can change over time, including: the credit rating agency’s assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which NatWest Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in NatWest Group’s key markets (including the impact of the COVID-19 pandemic, Brexit and any further Scottish independence referendum); any reduction of the UK’s sovereign credit rating and market uncertainty. In addition, credit ratings agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit ratings analysis, as are investors in their investment decisions. Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets’ perception of NatWest Group’s financial resilience could significantly affect NatWest Group’s access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group’s (and, in particular, NatWest Group plc’s) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with NatWest Group (and, in particular, with NatWest Group plc). This could in turn adversely impact NatWest Group’s competitive position and have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests. NatWest Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to NatWest Group plc, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position. Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator or those elsewhere may result in: NatWest Group’s regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, each of which may have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models. Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy. As models analyse scenarios based on assumed inputs and a conceptual approach, model outputs therefore remain uncertain and should not be relied on. Failure of models (including due to errors in model design) or new data inputs, including to accurately reflect changes in the micro and macroeconomic environment in which NatWest Group operates (for example to account for the impact of the COVID-19 pandemic), to capture risks and exposures at the subsidiary level and to update for changes to NatWest Group’s current business model or operations, or for findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), may result in increased capital requirements or require management action. NatWest Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on NatWest Group’s business, results of operations and outlook, minimum capital requirements and reputation. NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions. The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgments and assumptions take into account historical experience and other factors, (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgments and assumptions (particularly those involving the use of complex models). See also, ‘NatWest Group’s results could be adversely affected if the effects of the COVID-19 pandemic or other events trigger the recognition of a goodwill impairment’.

 The accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in ‘Critical accounting policies and key sources of estimation uncertainty’ on page 269. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Accounting developments’ on page 269. Changes resulting from such new accounting standards and interpretations could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Changes in accounting standards may materially impact NatWest Group’s financial results. Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on the business, results of operations and outlook of NatWest Group. The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, NatWest Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In these circumstances, NatWest Group’s internal valuation models require NatWest Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties. NatWest Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities. HM Treasury, the Bank of England and the PRA and FCA (together, the ‘Authorities’) are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These tools may be applied to NatWest Group plc as the parent company or an affiliate where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability. Under the UK Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the ‘no creditor worse off’ safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used. Holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities of NatWest Group, which may depend on factors outside of NatWest Group’s control. Moreover, the Banking Act provisions remain untested in practice. If NatWest Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc’s ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding material adverse effect on the market price of such securities. Climate and sustainability-related risks NatWest Group and its customers may face significant climate-related risks, including in transitioning to a low-carbon economy, which may adversely impact NatWest Group. Climate-related risks and uncertainties are receiving increasing prudential and regulatory, political and societal scrutiny, both in the UK and internationally. Financial risks from climate change arise through two primary channels, or ‘risk factors’: physical and transition.

 There are significant uncertainties as to the extent and timing of the manifestation of the physical risks of climate change, such as more extreme and frequent weather events, rising sea levels, flooding, and subsidence, heat waves and long-lasting wildfires, reductions in biodiversity and resource scarcity. Damage to the properties and operations of borrowers could impair asset values, business activities and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios. In addition, NatWest Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs and disruption of activity and business continuity for NatWest Group. There are also significant uncertainties regarding the timing and speed of the transition to a low-carbon economy occurs and whether it occurs in an earlier, gradual, orderly manner or a delayed, rapid, disorderly manner. Widespread levels of adjustment to a low-carbon economy across all sectors of the economy and markets in which NatWest Group operates will be required by several multilateral agreements, in particular the 2015 Paris Agreement and the UK and Scottish Government commitments to achieving net zero carbon emissions by 2050 and 2045. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted. The nature and timing of the far-reaching commercial, technological, policy and regulatory changes that this transition will entail remain uncertain but their impact is expected to be highly significant and may be disruptive, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Furthermore, public and private sector institutions may also face a variety of climate-related legal risks, both physical and transition, from potential litigation and contract liability. See also, ‘NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk’. If NatWest Group fails, either to take the extent of action required or in the timeliness of the action taken, to adapt its business and operating model to the climate-related risks and opportunities and changing market expectations, or to appropriately identify, measure, manage and mitigate climate change related physical and transition risks and opportunities that NatWest Group and its customers face, it may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook. NatWest Group’s Purpose-led Strategy includes one area of focus on climate change that is likely to require material changes to the business of NatWest Group which entails significant execution risk. In February 2020, NatWest Group announced its ambition to become the leading bank on climate in the UK and ROI, helping to address the climate challenge by setting itself the challenge to at least halve the climate impact of its financing activity by 2030 and by intending to do what is necessary to achieve alignment with the 2015 Paris Agreement. NatWest Group’s commitment to reduce the climate impact of its financing activities may materially affect NatWest Group’s business and operations and will require significant reductions to its financed emissions and to its exposure to customers that do not align with a transition to a low-carbon economy or do not have a credible transition plan. It is anticipated that, these reductions, together with the active management of climate-related risks and other regulatory, policy and market changes, are likely to necessitate material and accelerated changes to NatWest Group’s business and existing exposures (potentially on timescales outside of risk appetite) which may have a material adverse effect on NatWest Group’s ability to achieve its associated financial targets and generate sustainable returns. Furthermore, the ongoing implementation of NatWest Group’s climate strategy is increasingly requiring significant resource and capacity to collect third party, customer and other data and to develop and apply methodologies to understand and measure the climate impact of the emissions related to its financing activities. There is currently no single standard approach or methodology to measure such emissions and to provide a scenario-based model for alignment with the objectives of the 2015 Paris Agreement and the data, methodologies and assumptions on which emissions estimates and targets are based are also subject to change. Accordingly, NatWest Group must continue to identify, define and develop its approach to setting and publishing sector-specific targets and its goal of setting comprehensive climate impact scenario-based reduction targets and plans by 2022. It must also be able to adequately define and benchmark current climate impact from its financing activities to demonstrate its progress against its ambition to halve this impact by 2030. NatWest Group’s ability to meet its climate-related targets and commitments – including to at least halve the climate impact of its financing activity - will depend greatly on many factors beyond NatWest Group’s control. These include the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks and the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks. See also, ‘NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’. Any delay or failure in setting, making progress against or meeting NatWest Group’s climate-related targets and commitments may have a material adverse impact on NatWest Group, its reputation, business, results of operations, outlook, market and competition position and may increase the climate-related risks NatWest Group faces. Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks. The prudential regulation of climate-related risks is an important driver in how NatWest Group develops its risk appetite for financing activities or engaging with counterparties that do not align with a transition to a low-carbon economy or do not have a credible transition plan. Legislative and regulatory authorities in the UK and in the European Union are publishing expectations as to how banks should prudently manage and transparently disclose climate-related and environmental risks under prudential rules. In November 2020, the European Central Bank published its ‘Guide on climate-related and environmental risks’ and in April 2019, the PRA published a supervisory statement ‘Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change’ (the ‘SS 3/19’). In the SS 3/19 the PRA states that regulated entities must: fully embed the consideration of the financial risks from climate change in their governance arrangements; incorporate the financial risks from climate change into existing financial risk management practice; use (long term) scenario analysis to inform strategy setting and risk assessment and identification; and develop an approach to disclosure on the financial risks from climate change.

 Following the submission of initial plans by UK banks, in July 2020 the PRA issued a ‘Dear CEO’ letter requiring firms to embed fully their approaches to managing climate-related financial risks by the end of 2021. In response, NatWest Group provided the PRA on 8 October 2020 with an update to its original plan submitted in October 2019. The updated plan stated that the COVID-19 pandemic had disrupted some elements of NatWest Group’s original plan and, as a result, some near term activities have been delayed to 2021; this delay could potentially result in increased execution risk. Further, the updated plan advised that it will require additional operating cycles reaching into 2022 and beyond to prove embedding. In December 2019 the Bank of England announced that it will use the 2021 biennial exploratory scenario to stress test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change under a number of climate scenarios (the ‘Climate Biennial Explanatory Scenario’ or ‘CBES’). Further, in December 2020 the Bank of England published an update on its approach to the CBES in selected areas and confirmed that the CBES, which will be exploratory in nature (i.e. not intended to be used to set capital requirements), will be launched in early June 2021. There is a risk, however, that in the future years once the climate analytics have been embedded via the CBES, it may be concluded by the regulator that financial institutions, including NatWest Group, may be required to hold additional capital to enhance their resilience against systemic and/or institution specific vulnerabilities to climate-related risks, including potential asset devaluation shocks. Any failure of NatWest Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks in line with applicable legal and regulatory requirements and expectations, may have a material adverse effect on NatWest Group’s regulatory compliance, prudential capital requirements, liquidity position, reputation, business, results of operations and outlook. There are significant uncertainties inherent in accurately modelling the impact of climate-related risks. Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate-related risks. These include data quality gaps and limitations, the pace at which climate science, greenhouse gas accounting standards and carbon capture and other emissions reduction solutions develop. In addition, multiple climate change scenarios dependent on a range of variable factors could unfold over the coming two or three decades, which timeframes are considerably longer than NatWest Group’s historical strategic, financial, resilience and investment planning horizons and which will affect how and when climate-related risks manifest. As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes and impacts. Climate-related risks present significant methodological challenges due to their forward-looking nature, the lack of historical testing capabilities, the quality, lack of standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made. There are a number of risks and uncertainties involved in climate scenario modelling, including that: it requires a special skill set that banks traditionally do not have and therefore NatWest Group needs to rely on third party advice, modelling, and data which is also subject to many limitations and uncertainties; modelling of and data on climate-related risks on financial assets is immature in nature and it is expected that techniques and understanding will evolve rapidly in the coming years; it is challenging to benchmark or back test the climate scenarios given their forward-looking nature and the multiple possible outcomes; there is significant uncertainty as to how the climate will evolve over the coming decades, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society. Accordingly, these risks and uncertainties coupled with significantly longer timeframes make the outputs of climate-related risk modelling, including emissions reductions targets and pathways, inherently more unreliable than outputs modelled for traditional financial planning cycles based on historical financial information. Capabilities within NatWest Group to assess the suitability of the assumptions required to model and manage climate-related risks appropriately are developing. Even when those capabilities are developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgments and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies, which may have a material adverse impact on NatWest Group’s regulatory compliance, reputation, business, results of operations and outlook. A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook. Investors, customers, international organisations, regulators and other stakeholders are increasingly focusing on and encouraging businesses to identify, measure, manage and mitigate environmental (biodiversity and loss of natural capital); social (such as tackling inequality, inclusion, human rights and working conditions); and governance (such as board diversity, ethics, executive compensation and management structure) related risks and opportunities – which together are commonly referred to as ‘sustainability-related’ related risks and opportunities; and (ii) focus on long term sustainable value creation rather than short-term financial value. In addition to climate-related risks, sustainability-related risks such as environmental degradation may also adversely affect economic activity, asset pricing and valuations of issuers’ securities and, in turn, the wider financial system. There is also evidence of an interconnection between climate-related and sustainability-related risks resulting in combined effects capable of potentially generating even greater adverse effects. Sustainability-related risks may impact economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes). They may also affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to sustainability-related risks. In addition, sustainability-related risks can trigger further losses stemming directly or indirectly from legal claims (liability risks) and reputational damage as a result of the public, customers, counterparties and/or investors associating NatWest Group or its customers with adverse sustainability-related issues.

 Furthermore, sustainability-related risks may be drivers of several different risk categories simultaneously and may exacerbate existing risks, including credit risk, operational risk (business continuity), market risk (both current market risk positions and future investments) and liquidity risk (for example, net cash outflows or depletion of liquidity buffers), as well as migration risk, credit spread risk in the banking book, real estate risks and strategic risk. Accordingly, any failure to adapt NatWest Group’s business strategy and to establish and maintain effective governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, liquidity position, business, results of operations and outlook. Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite. Ratings from ESG rating agencies and data providers that rate on an unsolicited basis as to how NatWest Group manages environmental, social and governance risks are increasingly influencing investment decisions. Any change in such ESG ratings depends on many factors some of which are beyond NatWest Group’s control (e.g. any change in rating methodology). Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and could influence investors’ risk appetite for NatWest Group’s and/or its subsidiaries’ securities, particularly ESG securities. Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NatWest Group’s business and expose NatWest Group to increased costs of compliance, regulatory sanction and reputational damage. Governments, legislative and regulatory authorities in the UK, EU and elsewhere are increasingly prioritising a wide range of new climate, environmental and sustainability-related laws and regulations to address the risks and opportunities associated with climate change and sustainability and to promote the transition to a more sustainable low-carbon economy. As a result, an increasing number of laws, regulations, legislative actions are likely to affect the financial sector and the real economy, including proposals, guidance, policy and regulatory initiatives many of which have been introduced or amended recently and are subject to further changes. Many of these initiatives are focused on disclosure, developing standardised definitions for green and sustainable criteria of assets and liabilities, integrating climate change and sustainability into decision-making and customers access to green and sustainable financial products and services, which may have a significant impact on the services provided by NatWest Group and its subsidiaries, especially mortgage lending, and its associated credit, market and financial risk profile. They could also impact NatWest Group’s recognition of its climate financing activity and may adversely affect NatWest Group’s achieving its climate strategy and sustainable financing ambitions. In addition, NatWest Group’s EU subsidiaries will continue to be subject to an increasing array of the EU/EEA climate and sustainability-related legal and regulatory requirements, such as the EU Taxonomy and EU Green Bond Standards. These requirements may be used as the basis for UK laws and regulations (such as the recently announced UK Green Taxonomy) or regarded by investors and regulators as best practice standards whether or not they apply to UK businesses. Any divergence between EU/EEA and UK requirements may result in NatWest Group not meeting investors’ expectations, may increase the cost of doing business and may restrict access of NatWest Group’s UK business to the EU/EEA market. In addition, NatWest Group and its subsidiaries will be subject to increasing entity wide climate and other non-financial disclosures requirements. From February 2022, NatWest Group will be required to provide enhanced climate-related disclosures consistent with the Task Force on Climate-related Financial Disclosure (‘TCFD’) recommendations to comply with the FCA’s proposed new stock exchange listing rules for premium listed companies. The FCA will consult on expanding this requirement to a wider scope of listed issuers in NatWest Group as it moves towards mandatory TCFD reporting across the UK economy by 2025. NatWest Group is also participating in various voluntary carbon reporting and other standard setting initiatives for disclosing climate and sustainability-related information, many of which have differing objectives and methodologies and are at different stages of development in terms of how they apply to financial institutions. These developing and evolving climate and sustainability-related requirements are likely to require NatWest Group to implement significant changes to its business models, product and other governance, internal controls over financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, entail additional change risk and compliance costs. Failure to implement and comply with these requirements or adopt regulatory or other best practice expectations may have a material adverse effect on NatWest Group’s regulatory compliance and may result in regulatory sanction and investor disapproval. NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk. Due the increasing number of new climate and sustainability-related laws and regulations, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including NatWest Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues. Furthermore, there is a risk that shareholders, campaign groups, customers and special interest groups could seek to take legal action against NatWest Group for financing or contributing to climate change and environmental degradation. These potential litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NatWest Group’s ability to achieve its strategy, including its climate ambition, as well as its reputation, business, results of operations and outlook.

 Operational and IT resilience risk Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses. Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. It has come under increasing regulatory focus in recent years. NatWest Group operates in many countries, offering a diverse range of products and services supported by 59,900 employees as at 31 December 2020; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors (including financial crime). These risks are also present when NatWest Group relies on third-party suppliers or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes. Operational risks continue to be heightened as a result of the implementation of NatWest Group’s Purpose-led Strategy, including the refocusing of its NWM franchise, NatWest Group’s phased withdrawal from ROI, NatWest Group’s current cost-reduction measures and conditions affecting the financial services industry generally (including the COVID-19 pandemic, Brexit and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may develop, or how NatWest Group will evolve to best serve its customers. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group. Ineffective management of such risks could have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group is subject to increasingly sophisticated and frequent cyberattacks. NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain, re-enforcing the importance of due diligence of and close working relationship with the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest in additional capability designed to defend against the emerging threats. In 2020, NatWest Group was subjected to a small number of Distributed Denial of Service (‘DDOS’) attacks, which are a pervasive and significant threat to the global financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group’s customers. NatWest Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks. Hostile attempts are made by third parties to gain access to, introduce malware (including ransomware) into and exploit vulnerabilities of, NatWest Group’s IT systems. NatWest Group has information and cyber security controls in place to minimise the impact of any attack, which are subject to review on a continuing basis but given the nature of the threat, there can be no assurance that such measures will prevent all attacks in the future. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group’. Any failure in NatWest Group’s cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate. Additionally, third parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to NatWest Group’s systems to disclose sensitive information in order to gain access to NatWest Group’s data or that of NatWest Group’s customers or employees. Cyber security and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees or third parties, including third party providers, or may result from accidental technological failure. NatWest Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to scope, consequence and pace of change, which could negatively impact NatWest Group. Due to NatWest Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material adverse impact on NatWest Group, its business, results of operations and outlook. In accordance with the EU General Data Protection Regulation (‘GDPR’) and European Banking Authority (‘EBA’) Guidelines on ICT and Security Risk Management, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with the GDPR and EBA requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.

 NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data. NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. The availability of current, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data is fast becoming a critical strategic asset. Failure to have current, high-quality data and/or the ineffective use of such data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver innovative products and services. This could also result in a failure to deliver NatWest Group’s strategy and could place the NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes, which could result in a failure to deliver NatWest Group’s strategy. These data limitations or the unethical or inappropriate use of data and/or non-compliance with customer data and privacy protection laws could give rise to conduct and litigation risks and may increase the risk of operational events, losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions, which in turn could have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group. NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s payment systems, financial crime and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations. Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations. In particular, such issues could cause long-term damage to NatWest Group’s reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as most of NatWest Group’s employees are working remotely as a result of the COVID-19 pandemic, as it outsources certain functions and as it continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking. In 2020, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost-challenges or otherwise, could negatively affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook. NatWest Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations. NatWest Group’s success depends on its ability to attract, retain and develop highly skilled and qualified personnel, including senior management, directors and key employees especially for technology-focused roles, in a highly competitive market and under internal cost reduction pressures. NatWest Group’s ability to do this may be more difficult due to the cost reduction pressures, including the refocusing of its NWM franchise and the phased withdrawal from ROI, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as NatWest Group. This increases the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees. Any reduction of compensation, as a result of the PRA’s request that bank boards consider taking further appropriate action regarding variable compensation, or negative economic developments, could have an adverse effect on NatWest Group’s ability to hire, retain and engage well qualified employees, especially at a senior level, which may have a material adverse impact on the financial position and prospects of NatWest Group. Many of NatWest Group’s employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so could impact NatWest Group’s ability to operate its business effectively. Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook. A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives. Risk management is an integral part of all of NatWest Group’s activities and includes the definition and monitoring of NatWest Group’s risk appetite and reporting on NatWest Group’s risk exposure and the potential impact thereof on NatWest Group’s financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

 NatWest Group’s operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NatWest Group’s regulatory obligations, customers’ needs or do not reflect NatWest Group’s customer-focused strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. NatWest Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. These risks may be exacerbated when most of NatWest Group’s employees work remotely as a result of the COVID-19 pandemic, which places additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. NatWest Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate NatWest Group from future instances of misconduct and no assurance can be given that NatWest Group’s strategy and control framework will be effective. Any failure in NatWest Group’s risk management framework could have a material adverse effect on NatWest Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders. NatWest Group’s operations are subject to inherent reputational risk. Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to NatWest Group’s Purpose-led Strategy and related targets, due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. This includes brand damage, which may be detrimental to NatWest Group’s business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect NatWest Group’s ability to attract and retain customers. In particular, NatWest Group’s ability to attract and retain customers (particularly, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors, each of which could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Modern technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations. Although NatWest Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues, which represent a reputational risk, NatWest Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk. Legal, regulatory and conduct risk NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group. NatWest Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly if EU/EEA and UK laws diverge now that the Brexit transition period has ended. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future. In recent years, regulators and governments have focused on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), corporate governance requirements, restrictions on the compensation of senior management and other employees, enhanced data privacy and IT resilience requirements, financial market infrastructure reforms (including enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of ‘investment services and activities’), and increased regulatory focus in certain areas, including conduct, consumer protection and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations. Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on NatWest Group include, but are not limited to, the following: general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates; rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets; increased attention to the protection and resilience of, and competition and innovation in, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services; new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR and the impact of the recent Court of Justice of the EU (CJEU) decision (known as Schrems II), in which the CJEU ruled that Privacy Shield (an EU/US data transfer mechanism) is now invalid, leading to more onerous due diligence requirements for the Group prior to sending personal data of its EU customers and employees to non-EEA countries, including the UK and the US; and

 the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax. These and other recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. Any of these developments (including any failure to comply with new rules and regulations) could also have a significant impact on NatWest Group’s authorisations and licences, the products and services that NatWest Group may offer, its reputation and the value of its assets, NatWest Group’s operations or legal entity structure, and the manner in which NatWest Group conducts its business, Material consequences could arise should NatWest Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required. In 2019, the PRA published an industry-wide ‘Dear CEO’ letter which confirmed the regulator’s ongoing focus on the integrity of regulatory reporting and its intention to ask a selection of UK banks to commission reports from Skilled Persons under section 166 of the Financial Services and Markets Act 2000 to review the governance, controls and processes around the preparation of Common Reporting (‘COREP’) regulatory returns and to provide reasonable assurance opinions on whether the returns reviewed were properly prepared. NatWest Group was selected to participate in this review. The PRA delayed the start of this review in light of the COVID-19 pandemic and the Skilled Persons are now expected to complete their work in H1 2021. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may have a material adverse effect on NatWest Group’s business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group’s ability to engage in effective business, risk and capital management planning. NatWest Group is subject to various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group. NatWest Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. NatWest Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions. NatWest Group is currently involved in a number of significant legal and regulatory actions, including criminal and civil investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, investment advice, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group’s expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter. Significant legal and regulatory actions to which NatWest Group is currently exposed include, but are not limited to, the following: An FCA investigation into the potential criminal and civil culpability of NatWest Group under the UK Money Laundering Regulations 2007 in relation to certain money service businesses and related parties. Two Skilled Person reviews under section 166 of the Financial Services and Markets Act 2000 in relation to (i) the governance arrangements with respect to two financial crime change programmes and (ii) a past business review of investment advice provided during 2010 to 2015. A review in the ROI involving Ulster Bank Ireland DAC in relation to the treatment of customers who were sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. A criminal investigation by the United States Attorney for the District of Connecticut (USAO) and the United States Department of Justice (DoJ) concerning trading by certain NWM Plc former traders involving alleged spoofing, which activity occurred during the term of a non-prosecution agreement (NPA) that NWMSI entered into in connection with secondary trading in various forms of asset-backed securities, under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the antifraud provisions of the United States securities law. The duration and outcome of this criminal investigation, which may include the extension, modification, or deemed violation of the NPA, remain uncertain. For additional information relating to these and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see ‘Litigation and regulatory matters’ of Note 26 to the consolidated accounts.

 Adverse outcomes or resolution of current or future legal or regulatory actions (in particular, any finding of criminal liability by US authorities (including as a result of pleading guilty), as to the alleged spoofing or the conduct underlying the NPA) could have material collateral consequences for NatWest Group’s business and result in restrictions or limitations on NatWest Group’s operations. These may include consequences resulting from the need to reapply for various important licenses or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact NatWest Group’s business, in particular in the US, including if it results in NatWest Group being precluded from carrying out certain activities. This in turn and/or the fines, settlement payments or penalties could adversely impact NatWest Group’s capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by NatWest Group to its regulators may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence. Any of the above could have a material adverse effect on NatWest Group’s business, results of operations, outlook, capital position or its ability to meet regulatory capital adequacy requirements. NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates. UK and international regulators are driving the transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk free rates (RFRs). Interest rate benchmark reform is a key priority of the Financial Stability Board, and working groups have been established in a number of jurisdictions to support the transition. Major central banks and regulators including the FCA, the Bank of England, and the Federal Reserve, have strongly urged market participants to transition to RFRs, given the FCA have indicated that the availability of LIBOR beyond the end of 2021 cannot be guaranteed. NatWest Group has a significant exposure to IBORs, and continues to reference it in certain products, primarily derivatives and cash products. NatWest Group has started to phase out its use of IBOR in line with the Bank of England transition roadmap, and has embedded appropriate fall-back mechanisms in most new IBOR activities, either through bilateral contract documentation, or under the ISDA fall-backs protocol. Major NWG entities including NWB and NWM, along with many group counterparties, have already adhered to the ISDA IBOR fall-backs supplement and protocol which establishes a clear, industry accepted, contractual process to manage the transition from IBORs to RFRs for derivative products. NatWest Group is actively engaged with customers and industry working groups to manage the risks relating to this exposure, and explore ways to transition IBOR exposures to RFRs to the extent possible. Any economic impacts will be dependent on, inter alia, the establishment of deep and liquid RFR markets, the establishment of clear and consistent market conventions for all replacement products, as well as counterparties’ willingness to accept, and transition to, these conventions. Furthermore, certain IBOR obligations may not be able to be changed thus resulting in fundamentally different economic outcomes than originally intended. The uncertainties around the timing and manner of transition to RFRs expose NatWest Group, its clients and the financial services industry more widely to risk. Examples of these risks may include (i) legal risks relating to documentation for new and the majority of existing transactions (including, but not limited to, changes, lack of changes, or unclear contractual provisions); (ii) financial risks from any changes in valuation of financial instruments linked to impacted IBORs that may impact NatWest Group’s performance, including its cost of funds, and its risk management related financial models; (iii) pricing, interest rate or settlement risks such as changes to benchmark rates that could impact pricing, interest rate or settlement mechanisms in or on certain instruments; (iv) operational risks due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct and litigation risks arising from communication regarding the potential impact on customers, and engagement with customers during the transition period, or non-acceptance by customers of replacement rates. It is therefore difficult to determine to what extent the changes will affect NatWest Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, the take up of alternative reference rates, or other reforms including the potential continuation of the publication of LIBOR, may adversely affect financial instruments using LIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and could have an adverse effect on the value of, return on, and trading market for, certain financial instruments and on NatWest Group’s profitability. There is also the risk of an adverse effect to reported performance arising from the transition rules established by accounting bodies, as the outcome of certain rules (as approved by the IASB) are still dependent on how the actual transition process is implemented and could have a material adverse effect on the value of, return on and trading market for certain financial instruments and on NatWest Group’s profitability. NatWest Group operates in jurisdictions that are subject to intense scrutiny by the competition authorities. There is significant oversight by competition authorities of the jurisdictions, which NatWest Group operates in. The competitive landscape for banks and other financial institutions in the UK, the EU/EEA and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the government. Competition authorities, including the CMA, are currently also looking at and focusing more on how they can support competition and innovation in digital markets. The UK retail banking sector has been, and remains, subjected to intense scrutiny by the UK competition authorities, government and by other bodies, including the FCA and the Financial Ombudsman Service, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards. These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA’s Retail Banking Market Order 2017 imposes remedies primarily intended to make it easier for consumers and businesses to compare personal current account (‘PCA’) and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. These remedies impose additional compliance requirements on NatWest Group and could, in aggregate, adversely impact NatWest Group’s competitive position, product offering and revenues. Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies, which may impact the competitive landscape in which NatWest Group operates or result in restrictions on mergers and consolidations within the financial sector each of which may have a material adverse effect on NatWest Group’s business, results of operations and outlook.

 The cost of implementing the Alternative Remedies Package (‘ARP’) could be more onerous than anticipated. Implementing the ARP (initially in relation to the business previously described as Williams & Glyn, since supplemented by an additional perimeter of 200,000 customers since 25 August 2020) has involved costs for NatWest Group, including but not limited to funding commitments of £425 million for the Capability and Innovation Fund and £350 million for the Incentivised Switching Scheme, both being administered by the Independent Body. Implementing the ARP may: involve additional costs for NatWest Group; divert resources from NatWest Group’s operations; cause business disruption and jeopardise the delivery of other significant plans and initiatives; require NatWest Group to modify certain aspects of its execution of the Incentivised Switching Scheme, which could increase implementation costs; and subject NatWest Group to penalties of up to £50 million if uptake within the scheme is insufficient. As a direct consequence of the ARP, NatWest Group will lose existing customers and deposits, which in turn will have adverse impacts on its business and associated revenues and margins. The ARP could also result in adverse customer engagement and adverse reputational implications for NatWest Group. The ARP is intended to benefit eligible competitors and negatively impact NatWest Group’s competitive position. Upon request by an eligible bank NatWest Group has agreed to grant customers which have switched to eligible banks under the scheme access to its branch network for cash and cheque handling services. This may impact customer service for NatWest Group’s own customers with consequent competitive, financial and reputational implications. Implementation of the scheme is also dependent on the engagement of eligible banks and administration by the Independent Body. The COVID-19 pandemic may adversely affect customer switching. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes, which could give rise to reputational damage to NatWest Group if these are not forthcoming. Failure to comply with the terms of the ARP could result in the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence any of which could have a material adverse impact on NatWest Group’s business, results of operations and outlook. Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group. In accordance with the accounting policies set out on page 267, NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses. Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £0.9 billion as at 31 December 2020. Changes to the treatment of certain deferred tax assets may have a material adverse effect on NatWest Group’s capital position, business, results of operation and outlook. In addition, NatWest Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters

Additional information Description of property and equipment NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2020, RBS plc and NWB Plc had 145 and 656 retail branches respectively, in the UK. Ulster Bank has a footprint of 132 branches and a network of business banking offices across Northern Ireland and the Republic of Ireland. A majority of the UK branches are owned by NWB Plc or are held under leases with unexpired terms of over 50 years. NatWest Group’s principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London is 250 Bishopsgate. Major shareholders In December 2008, The Solicitor for the Affairs of Her Majesty’s Treasury (HMT) acquired 22,854 million ordinary shares of 25p and during 2009 acquired a further 16,791 million ordinary shares of 25p, representing 70.3 % of the company’s issued ordinary share capital. In December 2009, HMT acquired 51 billion B shares in the company, representing the entire issued B share capital. In 2015, HMT sold 630 million of the company’s ordinary shares and converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each. In June 2018 HMT sold a further 925 million of the company’s ordinary shares. At 31 December 2020, HMT’s holding in the company’s ordinary shares was 61.9%. As far as the company is aware, there have been no other significant changes in the percentage ownership of major shareholders of the company’s ordinary shares or preference shares during the three years ended 18 February 2021. Since 1 January 2017, the company has redeemed substantially all of the preference shares that were in issue (refer to Note 19 for further details). All shareholders within a class of the company’s shares have the same voting rights. As at 31 December 2020, almost all of the company’s US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US. Our Code of conduct NatWest Group’s Code of Conduct (Our Code) lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It is available at natwestgroup.com/our-purpose/downloads, or without charge, and upon request, by contacting Corporate Governance at the telephone number listed on page 382. It includes our Critical People Capabilities that guide how we behave and set clear expectations of the behaviours consistently required from everyone and are aligned to our purpose, goals and risk culture. It also incorporates five standards of behaviour aligned to the Financial Conduct Authority (FCA) Conduct Rules. These are: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the Prudential Regulatory Authority (PRA) and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. These Conduct Rules are very much in keeping with the values and behaviours that we are already following across NatWest Group. Iran sanctions and related disclosures Disclosure pursuant to section 13(r) of the Securities Exchange Act Section 13(r) of the Securities Exchange Act, added by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law. In order to comply with this requirement, the following activities of NatWest Group’s affiliates are disclosed in response to section 13(r). Transactions involving Iranian Government owned entities During 2020 affiliates of NatWest Group facilitated 6 payments which were remitted by, or on behalf of, Iranian Government owned entities and/or designated under Executive Order 13382 or 13224, and received by NatWest Group customers (non-designated and located in the United Kingdom) in relation to legal fees. All the payments described above were processed in full compliance with applicable sanctions and where relevant authorised under applicable licence. The transactions described above resulted in £15,000 gross revenue to NatWest Group. Considering the processes in place to undertake such transactions, including enhanced due diligence processes, the profit from these transactions was negligible. NatWest Group has a restrictive risk appetite in relation to transactions involving Iran and will only continue to engage in transactions similar to those described above as long as such transactions are in compliance with applicable sanctions laws and within NatWest Group’s risk appetite. NatWest Group maintain one account for an Iranian Government entity located in the United Kingdom. The purpose of the account is to facilitate UK domestic transactions only for employees’ salaries and operating costs such as UK taxes and utilities. No commercial activity is processed through the account. Guarantees Under applicable licenses granted by appropriate authorities, affiliates of NatWest Group hold four legacy guarantees entered into between 1984 and 2005, which support arrangements lawfully entered into by affiliates of NatWest Group customers with Iranian counterparties. These legacy guarantees are in favour of Iranian Government owned financial institutions. The affiliates of NatWest Group have made considerable efforts to exit and formally cancel the guarantees. NatWest Group Annual Report on Form 20F 367

Additional information Iranian Petroleum Industry Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors. During 2020, affiliates of NatWest Group received a number of payments on behalf of their clients in relation to services provided in connection to an oil and gas field located in the North Sea from a UK Company (non-Iranian party). The UK Company manages the operation of the oil and gas field which they jointly own with a company owned and controlled by the Government of Iran. None of these transactions directly involved Iranian Government owned entities or Iranian Government owned financial institutions. All such payments were made in compliance with applicable sanctions and only attract a standard processing fee which generates negligible profit for NatWest Group. Supervision United Kingdom The home supervisors for NatWest Group are the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). As with all significant banking institutions, the PRA is the consolidated supervisor of NatWest Group. The FCA’s overall objective is to ensure financial markets function well. This is supported by its operational objectives of: securing an appropriate degree of protection for consumers; protecting and enhancing the integrity of the UK financial system; and promoting effective competition in the interests of consumers. As at 31 December 2020, 15 companies in NatWest Group, spanning a range of financial services sectors, including banking and investment business, were authorised to conduct financial activities in the UK. The material UK authorised banks in NatWest Group are The Royal Bank of Scotland plc (RBS plc), National Westminster Bank Plc (NWB Plc), NatWest Markets Plc (NWM Plc), Coutts & Company and Ulster Bank Limited (UBL). Wholesale activities, other than Treasury activities, are concentrated in NatWest Markets Plc. Retail banking activities in England, Scotland and Wales are managed by the Retail Banking, Commercial Banking and Private Banking businesses of RBS plc, NWB Plc, Coutts & Company and UBL. In June 2019, NatWest Group announced its intention to transfer its UBL business to NWB Plc in order to simplify the current legal entity structure of NatWest Group, at which point UBL will become a trading name of NWB Plc. This change will be subject to approval by the Court and other bodies and is scheduled to take place in May 2021. This process was due to take place in 2020 however was deferred as a result of Covid-19. The banking service in the Republic of Ireland is provided by Ulster Bank Ireland DAC, which is supervised by the Central Bank of Ireland and the European Central Bank under the Single Supervisory Mechanism. Investment management business is principally undertaken by companies in the Commercial Banking and Private Banking businesses, including Coutts & Company, and Adam & Company Investment Management Limited. NatWest Group is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject. United States NatWest Group conducts business in the US through its investment bank, NWM Plc. NWM Plc’s regulated entities in the US are: its broker-dealer affiliate, NatWest Markets Securities Inc. (NWMSI); NWMSI’s Futures Commission Merchant (FCM); NWBM Plc’s non-FCM clearing member; NWM Plc’s non-US-based Swap Dealer; and NWM Plc’s Connecticut Representative Office. NWM Plc is subject to the supervision of the Board of Governors of the Federal Reserve System (Federal Reserve) due to an outstanding enforcement action brought against NatWest Group by the Federal Reserve, namely the 2015 FX Cease and Desist Consent Order. In addition, NWMSI is a Primary Dealer of the Federal Reserve, which makes it subject to the supervision of the Federal Reserve Bank of New York (FRB-NY). NWMSI is subject to the regulations of a number of US securities regulators, mainly the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), Options Clearing Corporation (OCC), Depository Trust & Clearing Corporation (DTCC), and various state regulators. NWMSI’s FCM is mainly subject to the regulations of the Commodity Futures Trading Commission (CFTC), National Futures Association (NFA), the Chicago Mercantile Exchange Group (CME), and the Intercontinental Exchange (ICE) Futures US. NWM Plc is a non-FCM clearing member of the CME and is subject to the regulations of the CME and the CFTC. NWM Plc is also a non-US-based provisionally-registered swap dealer and as such it is subject to oversight by the US regulators the CFTC and the NFA. The NWM Plc Connecticut Representative Office is supervised by the FRB-NY and the Connecticut Department of Banking. The anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by most of the regulators mentioned above and the Financial Crimes Enforcement Network (FinCEN) of US Department of the Treasury. Other jurisdictions NatWest Group operates in a number of countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Material contracts The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following: B Share Acquisition and Contingent Capital Agreement On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the Acquisitions) and agreed the terms of HM Treasury’s contingent subscription (the Contingent Subscription) for an additional £8 billion in aggregate in the form of further B shares (the Contingent B shares), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions. On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. The company was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position. On 9 October 2015, the company announced that on 8 October 2015, it had received a valid conversion notice from HM Treasury in respect of all outstanding B shares held by HM Treasury. The new ordinary shares issued on conversion of the B shares were admitted to the official list of the UK Listing Authority (UKLA), and to trading on the London Stock Exchange plc, on 14 October 2015. Following such conversion, HM Treasury no longer holds any B shares. The company gave certain representations and warranties to HM Treasury on the date of the Acquisition and Contingent Capital Agreement, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions. The company also agreed to a number of undertakings. The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions. For as long as it is a substantial shareholder of the company (within the meaning of the UKLA’s Listing Rules), HM Treasury has undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote. Directed Buyback Contract On 7 February 2019, the company and HM Treasury entered into the Directed Buyback Contract to help facilitate the return of the company to full private ownership through the use of any excess capital to buy back the company’s ordinary shares held by HM Treasury. Under the terms of the Directed Buyback Contract, the company may agree with HM Treasury to make off-market purchases from time to time of its ordinary shares held by HM Treasury, including by way of one or more standalone purchases, through a non-discretionary, broker-managed directed trading programme, or in conjunction with any offer or sale by HM Treasury by way of an institutional placing. Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time. The aggregate number of ordinary shares which the company may purchase from HM Treasury under the Directed Buyback Contract will not exceed 4.99%. of the company’s issued share capital and the aggregate consideration to be paid will not exceed 4.99% of the company’s market capitalisation. The price to be paid for each ordinary share will be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price. Framework and State Aid Deed As a result of the State Aid granted to the company, it was required to work with HM Treasury to submit a State Aid restructuring plan to the European Commission (EC), which was then approved by the EC under the State Aid rules on 14 December 2009. The company agreed a series of measures which supplemented the measures in the company’s strategic plan. The company entered into a State Aid Commitment Deed with HM Treasury at the time of the initial EC decision and, following the EC’s approval of amendments to the restructuring plan in April 2014, the company entered into a revised State Aid Commitment Deed with HM Treasury. In September 2017, the revised State Aid Commitment Deed was amended by a Deed of Variation (as so amended, the “Revised State Aid Commitment Deed”) following the EC’s approval of an alternative remedies package (the “Alternative Remedies Package”) to replace the company’s final outstanding commitment under its State Aid obligations (to divest the business previously known as Williams & Glyn). On 25 April 2018, the Revised State Aid Commitment Deed was replaced by the Framework and State Aid Deed between the company, HM Treasury and an independent body established to facilitate and oversee the delivery of the Alternative Remedies Package (the “Independent Body”). Under the Framework and State Aid Deed, the company agrees to do all acts and things necessary to ensure that HM Treasury is able to comply with its obligations under any EC decision approving State Aid to the company, including under the Alternative Remedies Package. Pursuant to the Framework and State Aid Deed, the company has committed: (i) £425 million into a fund for eligible bodies in the UK banking and financial technology sectors to develop and improve their capability to compete with the company in the provision of banking services to small and medium-sized enterprises (“SMEs”) and develop and improve the financial products and services available to SMEs (the “Capability and Innovation Fund”); and (ii) £275 million to eligible bodies to help them incentivise SME banking customers within the division of the company previously known as Williams & Glyn to switch their business current accounts and loans to the eligible bodies (the “Incentivised Switching Scheme”). The company has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the Incentivised Switching Scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the Incentivised Switching Scheme not be sufficient, the company may be required to make a further contribution, capped at £50 million. The Independent Body will distribute funds from the Capability and Innovation Fund and implement the Incentivised Switching Scheme. Under the Framework and State Aid Deed, the company also agreed to indemnify the Independent Body and HM Treasury, up to an amount of £320 million collectively to cover liabilities that may be incurred in implementing the Alternative Remedies Package. The provisions of the indemnity to the Independent Body are set out in the Framework and State Aid Deed and the provisions of the indemnity to HM Treasury are set out in a separate agreement between the company and HM Treasury, described under “Deed of Indemnity” below. The Framework and State Aid Deed also provides that if the EC adopts a decision that the UK Government must recover any State Aid (a “Repayment Decision”) and the recovery order of the Repayment Decision has not been annulled or suspended by the General Court or the European Court of Justice, then the company must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

Material contracts Deed of Indemnity In the context of the Framework and State Aid Deed, the company entered into a Deed of Indemnity with HM Treasury on 25 April 2018, pursuant to which the company agreed to indemnify HM Treasury to cover liabilities that may be incurred in implementing the Alternative Remedies Package, as described under “Framework and State Aid Deed” above. Trust Deed In the context of the Framework and State Aid Deed, the company entered into a Trust Deed with the Independent Body on 25 April 2018, to set up a trust to administer the funds committed by the company under the Framework and State Aid Deed for the Alternative Remedies Package. State Aid Costs Reimbursement Deed Under the 2009 State Aid Costs Reimbursement Deed, the company has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval. HMT and UKFI Relationship Deed On 7 November 2014, in order to comply with an amendment to the UK Listing Rules, the company entered into a Relationship Deed with HM Treasury and UK Financial Investments Limited in relation to the company’s obligations under the UK Listing Rules to put in place an agreement with any controlling shareholder (as defined for these purposes in the Listing Rules). The Relationship Deed covers the three independence provisions mandated by the Listing Rules: (i) that contracts between the company and HM Treasury (or any of its subsidiaries) will be arm’s length and normal commercial arrangements, (ii) that neither HM Treasury nor any of its associates will take any action that would have the effect of preventing the company from complying with its obligations under the Listing Rules; and (iii) neither HM Treasury nor any of its associates will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules. Memorandum of Understanding Relating to the NatWest Group Pension Fund On 16 April 2018 the company entered into a Memorandum of Understanding (the “MoU”) with the trustee of the NatWest Group Pension Fund (the “Group Fund”), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018). In addition, the MoU also provided clarity on the additional related funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to NatWest Group shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax). On 28 September 2018, the implementation of the MoU was documented through a Framework Agreement entered into between the company and the trustee of the Group Fund.

 Financial calendar Dividends Payment dates Cumulative preference shares28 May and 31 December 2021 Non-cumulative preference shares31 March, 30 June, 30 September and 31 December 2021 Ordinary shares4 May 2021 Ex dividend date Cumulative preference shares29 April and 2 December 2021 Ordinary shares25 March 2021 Record date Cumulative preference shares30 April and 3 December 2021 Ordinary shares26 March 2021 Annual General Meeting28 April 2021 Interim results30 July 2021 Shareholder enquiries You can check your shareholdings in the company by visiting the Shareholder centre section of our website, www.natwestgroup.com and click the ‘Accessing your shareholding online’ tab. You will need the shareholder reference number printed on your share certificate or dividend confirmation statement to access this information. You can also view any outstanding payments, update bank account and address details and download various forms. NatWest Group is committed to reducing its impact on the environment. You can choose to receive your shareholder communications electronically via the ‘Sign up for e-comms’ tab and you will receive an email notification when documents become available to view on our website. You can also check your shareholding by contacting our Registrar: Computershare Investor Services PLC The Pavilions Bridgewater Road Bristol BS99 6ZZ Telephone: +44 (0)370 702 0135 Fax: +44 (0)370 703 6009 Website: www-uk.computershare.com/investor/contactus Braille and audio Strategic report with additional information Shareholders requiring a Braille or audio version of the Strategic report with additional information should contact the Registrar on +44 (0)370 702 0135.

 ShareGift The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, is a free charity share donation service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity. If you are a UK taxpayer, donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes. You may be able to claim UK income tax relief on gifted shares and can do so in various ways. Further information can be obtained from HM Revenue & Customs. Should you wish to donate your shares to charity please contact ShareGift for further information: ShareGift, The Orr Mackintosh Foundation 4th Floor Rear, 67/68 Jermyn Street, London, SW1Y 6NY Telephone: +44 (0)20 7930 3737 Website: www.sharegift.org Share and bond scams Share and bond scams are often run from ‘boiler rooms’ where fraudsters cold-call investors, offering them worthless, overpriced or even non-existent shares or bonds. They use increasingly sophisticated tactics to approach investors, offering to buy or sell shares, often pressuring investors to make a quick decision or miss out on the deal. Contact can also be in the form of email, post or word of mouth. Scams are sometimes advertised in newspapers, magazines or online as genuine investment opportunities and may offer free gifts or discounts on dealing charges. Scammers will request money upfront, as a bond or other form of security, but victims are often left out of pocket, sometimes losing their savings or even their family home. Even seasoned investors have been caught out by scams. Clone firms A ‘clone firm’ uses the name, firm registration number (FRN) and address of a firm or individual who is FCA authorised. The scammer may claim that the genuine firm’s contact details on the FCA Register (Register) are out of date and then use their own details, or copy the website of an authorised firm, making subtle changes such as the phone number. They may claim to be an overseas firm, which won’t always have full contact and website details listed on the Register. How to protect yourself Always be wary if you’re contacted out of the blue, pressured to invest quickly, or promised returns that sound too good to be true. FCA authorised firms are unlikely to contact you unexpectedly with an offer to buy or sell shares or bonds. Please do not give any personal details to any caller unless you are certain that they are genuine. Check the Register to ensure the firm contacting you is authorised and also check the FCA’s Warning List of firms to avoid at www.fca.org.uk/scamsmart. Ask for their (FRN) and contact details and then contact them using the telephone number on the Register. Never use a link in an email or website from the firm offering you an investment. It is strongly advised that you seek independent professional advice before making any investment Report a scam If you suspect that you have been approached by fraudsters, or have any concerns about a potential scam, report this to the FCA by contacting their Consumer Helpline on 0800 111 6768 or by using their reporting form which can be found on their website. If you have already invested in a scam, fraudsters are likely to target you again or sell your details to other criminals. The follow-up scam may be completely separate, or may be related to the previous scam in the form of an offer to get your money back or buy back the investment on payment of a fee. Find out more at www.fca.org.uk/consumers.

 Analysis of ordinary shareholders Number of At 31December2020Shareholdings-millions% Individuals 175,501 101,783,482 0.84 Banks and nominee companies 4,531 11,969,268,979 98.68 Investment trusts 40 385,295 — Insurance companies 3 417,909 — Other companies 445 29,888,066 0.25 Pension trusts 20 33,956 — Othercorporatebodies7027,387,7900.23 180,610 12,129,165,477 100.00 Range of shareholdings: 1 - 1,000 155,790 37,742,402 0.31 1,001 - 10,000 23,073 53,203,748 0.44 10,001 - 100,000 979 28,169,088 0.23 100,001 - 1,000,000 466 163,187,042 1.35 1,000,001 - 10,000,000 226 780,066,052 6.43 10,000,001andover76 11,066,797,14591.24 180,610 12,129,165,477100.00 Trading market Non-cumulative dollar preference shares The following series of American Depositary shares (ADSs) representing non-cumulative preference shares issued in the US were outstanding at 31 December 2020: Date of issueSeries of ADS Number of ADSs/non-cumulative preference shares in issue Number of registered holders 4 October 2007U10,1301 The ADSs set out above represents the right to receive one corresponding preference share, and is evidenced by an American Depositary Receipt (ADR) and is listed on the New York Stock Exchange, a subsidiary of NYSE Euronext (NYSE). The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, among the company, The Bank of New York, as depository, and all holders from time-to-time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in registered form. ADSs representing ordinary shares In October 2007, the company listed ADSs, each representing one ordinary share nominal value 25p each (or a right to receive one ordinary share), and evidenced by an ADR or uncertificated securities, on the NYSE under the symbol ‘NWG’. With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares. Following a sub-division and one-for-ten consolidation of NatWest Group’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2020, 55 million ordinary ADSs were outstanding. The ordinary ADSs were issued pursuant to a Deposit Agreement, among the company, The Bank of New York Mellon, as depository, and all owners and holders from time to time of ordinary ADSs issued thereunder. The ordinary shares of the company are listed and traded on the London Stock Exchange under the symbol ‘NWG’. All ordinary shares are deposited with the principal London office of The Bank of New York Mellon, as custodian for the depository.

 Dividend history Preference dividends 202020202019201820172016 Amount per share$£££££ Notes: Classified as subordinated liabilities. Classified as equity. On 26 November 2009, NatWest Group entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to NatWest Group. As part of these commitments and undertakings, NatWest Group agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for NatWest Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011 and ended on 1 April 2013. On 4 May 2012, NatWest Group determined that it was in a position to recommence payments on NatWest Group instruments. In June 2013 RBS Holdings N.V. resumed payments on its hybrid capital instruments. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments. Ordinary dividends In 2019 NatWest Group paid an interim dividend of £241 million, or 2.0p per ordinary share (2018 - £241 million, or 2.0p per ordinary share) and a special dividend of £1,449 million, or 12.0p per ordinary share (2018-nil). In addition, the company had announced that the directors had recommended a final dividend of £364 million, or 3.0p per ordinary share (2018 - £422 million, or 3.5p per ordinary share), and a further special dividend of £606 million, or 5.0p per ordinary share (2018 - £904 million, or 7.5p per ordinary share), both of which were subject to shareholders’ approval at the Annual General Meeting on 29 April 2020. In response to a formal request from the Prudential Regulation Authority, the Board cancelled the final and special ordinary dividend payments in relation to the 2019 financial year and did not submit them for approval at the Annual General Meeting held on 29 April 2020. The company has announced that the directors have recommended a final dividend of £364 million, or 3.0p per ordinary share (2019 – nil) subject to shareholder approval at the Annual General Meeting on 28 April 2021. If approved, payment will be made on 4 May 2021 to shareholders on the register at the close of business on 26 March 2021. The ex-dividend date will be 25 March 2021.

Shareholder information Taxation of US Holders The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares, ADSs representing ordinary shares (ordinary ADSs) or ADSs representing non-cumulative dollar preference shares (preference ADSs) by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, ordinary ADSs or preference ADSs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares, ordinary ADSs or preference ADSs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares, ordinary ADSs or preference ADSs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address all of the tax consequences that may be relevant to a US Holder in light of its particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, ordinary ADSs or preference ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, persons required for US federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”), entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the stock of the company by vote or value. The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Taxation Treaty”), are based on those laws and practices as in force and as applied in practice on the date of this report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of ordinary shares, ordinary ADSs or preference ADSs by consulting their own tax advisers. The following discussion assumes that the company was not a passive foreign investment company for the taxable year ended 31 December 2020 - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 376. Ordinary shares, ordinary ADSs and preference ADSs Taxation of dividends For the purposes of the Treaty, the Estate Taxation Treaty and the Code, US Holders of ordinary ADSs and preference ADSs should be treated as owners of the respective ordinary shares and the non-cumulative dollar preference shares underlying such ADSs. The company is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company. US Holders who are not resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their ordinary shares, ordinary ADSs or preference ADSs are held, used or acquired will not be subject to UK tax in respect of any dividends received on the relevant shares or ADSs. Distributions by the company (other than certain pro-rata distributions of ordinary shares or rights to receive such shares) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined under US federal income tax principles. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders. Subject to applicable limitations that vary depending upon a US Holder’s particular circumstances, dividends paid to certain non-corporate US Holders may be taxable at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates. Dividends will be included in a US Holder’s income on the date of the US Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of any dividend paid in pounds sterling to be included in income by a US Holder will be the US dollar amount calculated by reference to the relevant exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, the US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. If the amount of such dividend is converted into US dollars after the date of receipt, the US Holder may have foreign currency gain or loss. Taxation of Capital Gains A US Holder that is not resident in the UK will not normally be liable for UK tax on capital gains realised on the disposal of an ordinary share, an ordinary ADS or a preference ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and, in each case, such ordinary share, ordinary ADS or preference ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), or carried on through such permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident in the UK. NatWest Group Annual Report on Form 20-F 375

Shareholder information A US Holder will, upon the sale or other disposition of an ordinary share, an ordinary ADS or a preference ADS, or upon the redemption of preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding, in the case of preference ADSs, any amounts attributable to declared but unpaid dividends, which will generally be treated as dividends for U.S. federal income tax purposes and excluding, in the case of a redemption, any amount otherwise treated as essentially equivalent to a dividend for US federal income tax purposes) and the US Holder’s tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year. The deductibility of capital losses is subject to limitations. A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of an ordinary share, an ordinary ADS or a preference ADS may be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain. Estate and gift tax Subject to the discussion of the Estate Tax Treaty in the following paragraph, ordinary shares, ordinary ADSs or preference ADSs beneficially owned by an individual may be subject to UK inheritance tax (subject to exemptions and reliefs) on the death of the individual or in certain circumstances, if such shares or ADSs are the subject of a gift (including a transfer at less than market value) by such individual. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. Ordinary shares, ordinary ADSs or preference ADSs held by the trustees of a settlement may also be subject to UK inheritance tax. Special rules apply to such settlements. An ordinary share, an ordinary ADS or a preference ADS beneficially owned by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of such share or ADS, except in certain cases where the share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the ordinary share, ordinary ADS or preference ADS is subject to both UK inheritance tax and US federal estate or gift tax. UK stamp duty and stamp duty reserve tax (SDRT) The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS (otherwise than to the custodian on cancellation of the ADS) or of transferring an ordinary share. A transfer of an ADS executed and retained in the United States will not give rise to a liability to pay stamp duty and an agreement to transfer an ADS through the facilities of DTC will not give rise to SDRT (provided that DTC has not made an election under section 97A of the UK Finance Act 1986). Stamp duty or SDRT will normally be payable on or in respect of transfers of ordinary shares and accordingly any holder that acquires or intends to acquire ordinary shares is advised to consult its own tax adviser in relation to stamp duty and SDRT. Passive Foreign Investment Company (PFIC) considerations In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) is attributable to assets that produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2020 taxable year. Although interest income is generally passive income, a special rule (in proposed Treasury regulations that taxpayers can rely on pending finilization) allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company’s possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares, ordinary ADSs or preference ADSs. In addition, no assurance can be given that the proposed Treasury regulations will be finalized in their current form. If the company were to be treated as a PFIC for any taxable year during which a US Holder owns ordinary shares, ordinary ADSs or preference ADSs, US Holders would generally be subject to adverse US federal income tax consequences and certain reporting obligations. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company’s ordinary shares, ordinary ADSs or preference ADSs. Information reporting and backup withholding Payments on, and proceeds from the sale disposition of, ordinary shares, ordinary ADSs or preference ADSs that are made within the United States or through certain US-related financial intermediaries may be subject to information reporting and backup withholding unless (i) the US Holder is an exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service. Foreign financial assets reporting Certain US Holders who are individuals (and certain entities controlled by individuals) may be required to report information relating to the company’s securities, of non-US. accounts through which such securities are held. US Holders are urged to consult their tax advisers regarding the application of these rules in their particular circumstances. Exchange controls The company has been advised that there are currently no UK laws, decrees or regulations which would prevent the import or export of capital, including the availability of cash or cash equivalents for use by the Group, or the remittance of dividends, interest or other payments to non-UK resident holders of the company’s securities. There are no restrictions under the Articles of Association of the company or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the company’s securities. NatWest Group Annual Report on Form 20-F 376

 Memorandum and Articles of Association The company’s Memorandum and Articles of Association as in effect at the date of this Annual Report are registered with the Registrar of Companies of Scotland. The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report on Form 20-F and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The current Articles were adopted on 29 April 2020. The Articles were updated primarily to bring clearer language into the Articles to better reflect current best practice. A summary of the principal changes is outlined below: Shares Under the previous Articles, the Company had the ability to issue ‘share warrants to bearer’ (bearer shares). Changes under The Small Business, Enterprise and Employment Act 2015 abolished bearer shares, therefore any articles associated with such were removed. Since the adoption of the previous Articles, the issued share capital of the Company has been streamlined and a number of share classes referred to within the previous Articles were no longer in issue. All unnecessary references to redundant classes of shares and their respective rights were removed. General Meetings The Articles were amended to allow the Company to hold ‘hybrid’ general meetings to enable members to attend and participate in the business of the meeting by attending a satellite physical location or by means of an electronic facility. This is not intended to permit the Company to hold general meetings wholly by electronic means and the Company will remain able to hold physical general meetings. The Board 4 The wording relating to the circumstances in which a Director may be required to vacate office due to mental incapacity has been updated to reflect modern market practice. 5.To better reflect current market practice, the Articles were extended to permit that Directors may signal their agreement with a decision of the board by electronic means. Dividends The provisions enabling the Directors to pay interim dividends have been clarified and simplified in accordance with modern market practice and these now protect the Directors from claims in respect of such dividends where they have acted in good faith. The provisions have been clarified on the payment of dividends electronically, in line with market practice and reflecting that,increasingly, cheques and warrants are no longer the Company’s primary methods for paying dividends. Communications by the Company The wording was updated to reflect current practice in respect of the Company’s correspondence with shareholders, including permitting correspondence with untraced shareholders by email, and clarifying address requirements for overseas shareholders.] The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles (and, in the case of the summary description of the non-cumulative preference shares, by reference to the terms of issue of those shares determined by the Directors pursuant to the Articles prior to allotment). The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed as an exhibit to this Annual Report on Form 20-F. The company’s Memorandum and Articles of Association as in effect at the date of this Annual Report are registered with the Registrar of Companies of Scotland. Incorporation and registration The company was incorporated and registered in Scotland under the Companies Act 1948 as a limited company on 25 March 1968 under the name National and Commercial Banking Group Limited. On 3 September 1979 the name was changed to The Royal Bank of Scotland Group Limited and on 10 March 1982, it changed its name to its present name and was registered under the Companies Acts 1948 to 1980 as a public company with limited liability. The company is registered under Company No. SC 45551. The Royal Bank of Scotland Group plc was renamed NatWest Group plc on 22 July 2020. Purpose and objects The 2006 Act greatly reduces the constitutional significance of a company’s memorandum of association and provides that a memorandum of association will record only the names of the subscribers and the number of shares each subscriber has agreed to take in the company. The 2006 Act further states that, unless a company’s articles provide otherwise, a company’s objects are unrestricted and abolishes the need for companies to have objects clauses. The company removed its objects clause together with all other provisions of its memorandum of association which by virtue of the 2006 Act were treated as forming part of the company’s articles. The articles of association contain an express statement regarding the limited liability of the shareholders. Directors At each annual general meeting of the company, any Director appointed since the last annual general meeting and any Directors who were not appointed at one of the preceding two annual general meetings shall retire from office and may offer themselves for re-election by the members. Directors may be appointed by the company by ordinary resolution or by the Board. A director appointed by the Board holds office only until the next annual general meeting, whereupon he will be eligible for re-election. Unless and until otherwise determined by ordinary resolution, the directors (other than alternate directors) shall be not more than twenty five. There is no stipulation in the Articles regarding a minimum number of directors; under the 2006 Act, and in the absence of express provision, the minimum number is two. Directors’ interests A director shall not vote at a meeting of the Board or a Committee of the Board on any resolution of the Board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the company) which (together with any interest of any person connected with him) is, to his knowledge, material unless his interests arises only because the resolution relates to one or more of the following matters: the giving of any security or indemnity to him pursuant to the Articles or in respect of money lent, or obligations incurred, by him at the request of, or for the benefit of, the company or any of its subsidiary undertakings;

 the giving of any security or indemnity to a third party in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he has assumed responsibility (in whole or in part) under a guarantee or indemnity or by the giving of security; a proposal concerning an offer of shares, debentures or other securities of the company, or any of its subsidiary undertakings, for subscriptionor purchase, in which offer he is, or may be, entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate; any proposal concerning any other body corporate in which he is interested, directly or indirectly, whether as an officer or shareholder or otherwise, provided that he is not the holder of shares representing one per cent or more of any class of the equity share capital of such body corporate; any proposal concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme or employees’ share scheme which relates both to directors and employees of the company or a subsidiary of the company and does not provide any privilege or advantage in respect of any director which it does not accord to the employees to which the fund or scheme relates; a contract or arrangement for the benefit of the employees of the company or any of its subsidiary undertakings which does not accord him any privilege or advantage not generally accorded to the employees to whom the contract or arrangement relates; and a proposal concerning any insurance which the company proposes to purchase and/or maintain for the benefit of any directors or for persons who include directors of the company. Under the 2006 Act, a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. The 2006 Act allows directors of public companies, where appropriate, to authorise conflicts and potential conflicts where the articles of association contain a provision to this effect. The 2006 Act also allows the articles of association to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty. Clause 91 of the Articles, gives the directors authority to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a director under the 2006 Act to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company. Authorisation of any matter pursuant to Clause 91 must be approved in accordance with normal board procedures by directors who have no interest in the matter being considered. In taking the decision, the directors must act in a way they consider, in good faith, will be most likely to promote the company’s success. Any authorisation of a matter may be given on or subject to such conditions or limitations as the directors determine, whether at the time of authorisation or subsequently, including providing for the exclusion of the interested directors from the receipt of information or participation in discussion relating to the matter authorised by the directors and providing that interested directors in receipt of confidential information from a third party are not obliged to disclose such information to the company or use the information in relation to the company’s affairs. Any authorisation may be terminated by the directors at any time. A director is not, except as otherwise agreed by him, accountable to the company for any benefit which he, or a person connected with him, derives from any matter authorised by the directors and any contract, transaction or arrangement relating to such matter is not liable to be avoided on the grounds of such benefit. Directors’ power to allot securities In line with market practice, the Articles provide that the authority to allot shares and the disapplication of pre-emption rights will not be set out in the Articles, but subject to resolutions passed at the company’s annual general meeting to obtain these authorities on an annual basis. Borrowing powers The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, guarantee, liability or obligation of the company, or of any third party. Qualifying shareholding Directors are not required to hold any shares of the company by way of qualification. Classes of shares The company has issued and outstanding the following two general classes of shares, namely ordinary shares, and preference shares, to which the provisions set forth below apply. Dividends General Subject to the provisions of the 2006 Act and Clause 122 of the Articles, the company may, by ordinary resolution, declare dividends on ordinary shares save that no dividend shall be payable except out of profits available for distribution, or in excess of the amount recommended by the Board or in contravention of the special rights attaching to any share. Any dividend which has remained unclaimed for 12 years from the date of declaration shall be forfeited and shall revert to the company. Dividends may be paid by such method as the Directors, in their absolute discretion may decide, and may include direct debit, bank transfer and electronic funds transfer, cheque, warrant or other financial instrument. The company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address or account of the registered holder. The company may resume sending warrants and cheques if the holder requests such recommencement in writing.

 Preference shares Each cumulative preference share confers the right to a fixed cumulative preferential dividend payable half-yearly. Each non-cumulative preference share confers the right to a preferential dividend (not exceeding a specified amount) payable in the currency of the relevant share. The rate of such dividend and the date of payment thereof, together with the terms and conditions of the dividend, are as may be determined by the directors prior to allotment. Cumulative preference share dividends are paid in priority to any dividend on any other class of share. The non-cumulative preference shares rank for dividend after the cumulative preference shares but rank pari passu with each other and any shares expressed to rank, in terms of participation in the profits of the company, in some or all respects pari passu therewith and otherwise in priority to dividends payable on the ordinary shares and any other share capital in the company. The directors may resolve prior to the issue and allotment of any series of non-cumulative preference shares that full dividends in respect of a particular dividend payment date will not be declared and paid if, (i) in its sole and absolute discretion, the directors resolve prior to the relevant dividend payment date that such dividend (or part thereof) shall not be paid and/or (ii) in the opinion of the directors, payment of a dividend would cause a breach of the UK Financial Conduct Authority’s capital adequacy requirements applicable to the company or its subsidiaries, or subject to the next following paragraph, insufficient distributable profits of the company are available to cover the payment in full of all dividends after having paid any dividends payable on any of the cumulative preference shares. If dividends will be paid but, in the opinion of the directors, insufficient distributable profits of the company are available to cover the payment in full of dividends after having paid any dividends payable on any of the cumulative preference shares, dividends will be declared by the directors, pro rata on the non-cumulative preference shares to the extent of the available distributable profits. The non-cumulative preference shares will carry no further rights to participate in the profits of the company and if, and to the extent, any dividend or part of any dividend is on any occasion not paid for any of the reasons described above, holders of non-cumulative preference shares will have no claim in respect of such non-payment. If any dividend is not payable for the reasons described in clause (ii) of the third paragraph of this subsection, the directors may pay a special dividend not exceeding US$0.01, £0.01 or €0.01 (depending on the currency of the relevant preference share) per share. If the dividend payable on any series of non-cumulative preference shares on the most recent payment date is not paid in full, or if a sum is not set aside to provide for such payment in full, in either case for the reasons set forth in clause (ii) of the third paragraph of this subsection, no dividends may be declared on any other share capital of the company and no sum may be set aside for the payment of a dividend on any other share capital (in each case other than the cumulative preference shares), unless, on the date of declaration, an amount equal to the dividend payable in respect of the then current dividend period for such series of non-cumulative preference shares is set aside for payment in full on the next dividend payment date. If any dividend payable on the non-cumulative preference shares is not paid in full or if a sum is not set aside to provide for such payment in full (in either case for the reasons set forth in clause (ii) of the third paragraph of this subsection), the company may not redeem or purchase or otherwise acquire any other share capital of the company and may not set aside any sum nor establish any sinking fund for its redemption, purchase or other such acquisition, until such time as dividends have been declared and paid in full in respect of successive dividend periods together aggregating not less than twelve months. The non-payment of any dividend (in full or in part) by reason of the exercise of the directors’ discretion referred to in clause (i) of the third paragraph of this subsection, shall not prevent or restrict (a) the declaration and payment of dividends on any other series of non-cumulative preference shares or on any non-cumulative preference shares expressed to rank pari passu with the non-cumulative preference shares, (b) the setting aside of sums for the payment of such dividends, (c) except as set forth in the following paragraph, the redemption, purchase or other acquisition of shares in the company by the company, or (d) except as set forth in the following paragraph, the setting aside of sums, or the establishment of sinking funds, for any such redemption, purchase or other acquisition by the company. If dividends are not declared and paid in full on any series of non-cumulative preference shares as a result of the directors’ discretion referred to in clause (i) of the third paragraph of this subsection, then the company may not redeem, purchase or otherwise acquire for any consideration any share capital ranking after such preference shares, and may not set aside any sum nor establish any sinking fund for the redemption, purchase or other acquisition thereof, until such time as the company has declared and paid in full dividends on such series of non-cumulative preference shares in respect of successive dividend periods together aggregating no less than twelve months. In addition, no dividend may be declared or paid on any of the company’s share capital ranking after such preference shares until the dividend in respect of a particular dividend payment date payable on the preference shares to which the directors’ discretion in clause (i) of the third paragraph of this subsection applies has been declared and paid in full. With effect from 19 April 2011, subject to existing class rights of shareholders, new preference shares can be issued with such rights and restrictions as the directors may determine. Distribution of assets on liquidation Cumulative preference shares In the event of a return of capital on a winding-up or otherwise, the holders of cumulative preference shares are entitled to receive out of t he surplus assets of the company available for distribution amongst the members (i) in priority to the holders of the non-cumulative preference shares and any other shares ranking pari passu therewith, the arrears of any fixed dividends including the amount of any dividend due for a payment after the date of commencement of any winding-up or liquidation but which is payable in respect of a half-year period ending on or before such date and (ii) pari passu with the holders of the non-cumulative preference shares and any other shares ranking pari passu therewith, the amount paid up or credited as paid up on such shares together with any premium. Non-cumulative preference shares Each non-cumulative preference share will confer on a winding up or liquidation (except (unless otherwise provided by the terms of issue) a redemption or purchase by the company of any shares in the capital of the company), the right to receive out of surplus assets of the company available for distribution amongst the members after payment of the arrears (if any) of the cumulative dividend on the cumulative preference shares and in priority to the holders of the ordinary shares, repayment of the amount paid up or credited as paid up on the non-cumulative preference shares together with any premium paid on issue pari passu with the holders of the cumulative preference shares and together with an amount equal to accrued and unpaid dividends.

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

 if at any adjourned meeting of such holders a quorum as defined above is not present, two people who hold shares of the class, or their proxies, are a quorum; and any such holder present in person or by proxy may demand a poll. The rights attaching to any class of shares having preferential rights are not, unless otherwise expressly provided by the terms of issue thereof, deemed to be varied by the creation or issue of further shares ranking, as regards participation in t he profits or assets of the company, pari passu therewith, but in no respect in priority thereto. Disclosure of interests in shares The 2006 Act gives the company the power to require persons who it believes to be, or have been within the previous three years, interested in its shares, to disclose prescribed particulars of those interests. Failure to supply the information or supplying a statement which is materially false may lead to the Board imposing restrictions upon the relevant shares. The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares. Limitations on rights to own share There are no limitations imposed by UK law or the Memorandum and Articles on the right of non-residents or foreign persons to hold or vote the company’s shares other than the limitations that would generally apply to all of the company’s shareholders. Members resident abroad Members with registered addresses outside the United Kingdom are not entitled to receive notices from the company unless they have given the company an address within the United Kingdom at which such notices may be served. Sending notices and other documents to shareholders The company may communicate with members by electronic and/or website communications. A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice from the Company unless he gives the Company a postal address within the United Kingdom at which notices may be given to him. Documents on display Documents concerning the company may be inspected at 36 St Andrew Square, Edinburgh, EH2 2YB. Executive directors’ service contracts and copies of directors’ indemnities granted by the company in terms of section 236 of the Companies Act 2006 may be inspected at the company’s office at Gogarburn, Edinburgh, EH12 1HQ (telephone +44 (0)131 556 8555). We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, we file reports and other information with the SEC. The SEC’s website, at http://www.sec.gov, and our website, at http://www.natwestgroup.com, contain reports and other information in electronic form that we have filed. Except for SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus, none of the information on or that can be access through our website is part of this prospectus supplement or the accompanying prospectus. You may also request a copy of any filings referred to below (other than exhibits not specifically incorporated by reference) at no cost, by contacting us at NatWest Group plc, Gogarburn, P.O. Box 1000, Edinburgh EH12 1HQ, Scotland. Telephone +44 (0) 131 556 8555. Incorporation and registration The company was incorporated and registered in Scotland under the Companies Act 1948 as a limited company on 25 March 1968 under the name National and Commercial Banking Group Limited, and changed its name to The Royal Bank of Scotland Group Limited on 3 September 1979. On 10 March 1982 it was re-registered under the Companies Acts 1948 to 1980 as a public company with limited liability. The company is registered under Company No. SC45551. The Royal Bank of Scotland Group plc was renamed NatWest Group plc on 22 July 2020.

 Important addresses Shareholder enquiries Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ Telephone: +44 (0)370 702 0135 Facsimile: +44 (0)370 703 6009 Website: www-uk.computershare.com/investor/contactus ADR Depositary Bank BNY Mellon Shareowner Services PO Box 505000 Louisville, KY 40233-5000 Direct Mailing for overnight packages: BNY Mellon Shareowner Services 462 South 4th Street Suite 1600 Louisville KY 40202 Telephone: 1-888-269-2377 (US callers – toll free) Telephone: +1 201 680 6825 (International) Email: shrrelations@cpushareownerservices.com Website: www.mybnymdr.com Corporate Governance and Regulatory Affairs NatWest Group plc PO Box 1000 Gogarburn Edinburgh EH12 1HQ Telephone: +44 (0)131 556 8555 Investor Relations 250 Bishopsgate London EC2M 4AA Telephone: +44 (0)207 672 1758 Facsimile: +44 (0)207 672 1801 Email: investor.relations@natwest.com Registered office 36 St Andrew Square Edinburgh EH2 2YB Telephone: +44 (0)131 556 8555 Registered in Scotland No. SC45551 Website natwestgroup.com SEC website More information is available on the SEC website at: sec.gov

 Principal offices NatWest Group plc PO Box 1000, Gogarburn, Edinburgh EH12 1HQ Telephone: +44 (0)131 626 0000 NatWest Markets Plc 250 Bishopsgate, London, EC2M 4AA, England National Westminster Bank Plc Bishopsgate, London, EC2M 4AA, England Ulster Bank Limited 11-16 Donegall Square East, Belfast, Co Antrim, BT1 5UB, Northern Ireland Ulster Bank Ireland DAC Ulster Bank Group Centre, George’s Quay Dublin 2, D02 VR98 NatWest Markets Group Holdings Corp. Little Falls Drive Wilmington, DE, 19808 Coutts & Company 440 Strand, London WC2R 0QS, England The Royal Bank of Scotland International Limited Royal Bank House, 71 Bath Street St Helier, JE4 8PJ

Shareholder information

Exhibit Index

1.1	Memorandum and Articles of Association of NatWest Group plc
2.1

Form of Amended and Restated Deposit Agreement among NatWest Group plc, The Bank of New York and all owners and holders from time to time of American Depositary Shares issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F-6 filed on October 6, 2020, Registration No. 333-144756)

2.2

Form of Deposit Agreement among NatWest Group plc, The Bank of New York and all holders from time to time of American Depositary Receipts issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F-6 filed on August 26, 2005, Registration No. 333-127687)

2.3

Neither NatWest Group plc nor NatWest Markets plc is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. Each of NatWest Group plc and NatWest Markets plc hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission

2.4	Description of Securities Registered under Section 12 of the Exchange Act
4.1

Service agreement for Alison Rose-Slade, Group Chief Executive, dated 31 October 2019 (previously filed and incorporated by reference to Exhibit 4.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2019 (file No. 1-10306))

4.2

Service Agreement for Katie Murray, Chief Financial Officer, dated 1 February 2019 (previously filed and incorporated by reference to Exhibit 4.2 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.3

Letter of Appointment for Howard Davies, Non-Executive Director and Chairman, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.4

Letter of Appointment for Michael Rogers, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.4 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.5

Letter of Appointment for Frank Dangeard, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.5 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.6

Letter of Appointment for Mark Seligman, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.7

Letter of Appointment for Dr. Lena Wilson, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.7 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.8

Letter of Appointment for Patrick Flynn, Non-Executive Director, dated 26 April 2018 (previously filed and incorporated by reference to Exhibit 4.8 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.9

Letter of Appointment for Alison Davis, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.9 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.10

Letter of Appointment for Brendan Nelson, former Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.10 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.11

Letter of Appointment for Morten Friis, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.12

Letter of Appointment for Robert Gillespie, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.13

Letter of Appointment for Baroness Sheila Noakes, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.13 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.14	Letter of Appointment for Yasmin Jetha, Non-Executive Director, dated 30 March 2020
4.15	Standard Terms of Appointment for Non-Executive Directors
4.16	Form of Deed of Indemnity for Directors
4.17

Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated 26 January 2016 (previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306))

4.18

Framework Agreement dated 28 September 2018 relating to the Royal Bank of Scotland Group Pension Fund (previously filed and incorporated by reference to Exhibit 4.16 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.19(1)

Acquisition and contingent capital agreement dated 26 November 2009 among NatWest Group plc and The Commissioners of Her Majesty’s Treasury (previously filed and incorporated by reference to Exhibit 4.19 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306))

4.20(1)

State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.25 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306))

4.21(1)

Framework and State Aid Deed dated 25 April 2018, among The Commissioners of Her Majesty’s Treasury, Banking Competition Remedies Limited and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.19 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.22(1)

Trust Deed dated 25 April 2018, between the Banking Competition Remedies Limited and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.20 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.23(1)

Deed of Indemnity dated 25 April 2018, between The Commissioners of Her Majesty’s Treasury and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.21 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

NatWest Group Annual Report on Form 20-F	384

Shareholder information

4.24

Relationship Agreement, dated 7 November 2014 among Her Majesty’s Treasury and NatWest Group plc (Previously filed and incorporated by reference to Exhibit 4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (File No. 1-10306))

4.25

Share Purchase Deed dated 7 February 2019 between NatWest Group plc and The Commissioners of Her Majesty’s Treasury (previously filed and incorporated by reference to Exhibit 4.23 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

8.1	Principal subsidiaries of NatWest Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm (Ernst & Young LLP)

1.1 INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101. LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

Note:

(1)  Confidential treatment has been granted.

NatWest Group Annual Report on Form 20-F	385

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NatWest Group plc

Registrant

/s/ Katie Murray
Katie Murray

Group Chief Financial Officer
5 March 2021

NatWest Group Annual Report on Form 20-F	386