Form 20-F
period 2021-12-31
NatWest Group plc
filed 2022-03-04
CIK 844150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares, each representing 2 ordinary shares, nominal value £1 per share	RBS	New York Stock Exchange
Ordinary shares, nominal value £1 per share		New York Stock Exchange*
Dollar Perpetual Regulatory Tier 1 Securities	RBSP1	New York Stock Exchange
3.875% Senior Notes due 2023	RBS23B	New York Stock Exchange
6.125% Subordinated Tier 2 Notes due 2022	RBS22	New York Stock Exchange
6.000% Subordinated Tier 2 Notes due 2023	RBS23A	New York Stock Exchange
6.100% Subordinated Tier 2 Notes due 2023	RBS23	New York Stock Exchange
5.125% Subordinated Tier 2 Notes due 2024	RBS24	New York Stock Exchange
3.754% Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2029	RBS29A	New York Stock Exchange
3.032% Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2035	NWG35	New York Stock Exchange
3.498% Fixed Rate / Floating Rate Senior Notes due 2023	RBS23D	New York Stock Exchange
4.519% Fixed Rate / Floating Rate Senior Notes due 2024	RBS23A	New York Stock Exchange
2.359% Callable Fixed-to-fixed Reset Rate Green Senior Notes due 2024	RBS24C	New York Stock Exchange
4.269% Fixed Rate / Floating Rate Senior Notes due 2025	RBS25	New York Stock Exchange
1.642% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2027	NWG27	New York Stock Exchange
3.073% Callable Fixed-to-fixed Reset Rate Senior Notes due 2028	RBS28	New York Stock Exchange
4.892% Fixed Rate / Floating Rate Senior Notes due 2029	RBS29	New York Stock Exchange
5.076% Fixed Rate / Floating Rate Senior Notes due 2030	RBS30	New York Stock Exchange
4.445% Fixed Rate / Floating Rate Senior Notes due 2030	RBS30A	New York Stock Exchange
4.8% Fixed Rate Notes due 2026	RBS26	New York Stock Exchange
Senior Floating Rate Notes due 2023	RBS23C	New York Stock Exchange
Senior Floating Rate Notes due 2024	RBS24B	New York Stock Exchange

*     Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025	Irish Stock Exchange
Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025	London Stock Exchange
Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2027	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2028	London Stock Exchange
Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2031	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2028	London Stock Exchange
Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2031	London Stock Exchange
American Depositary Shares, Series U, each representing 1 Non-cumulative Dollar Preference Share, Series U	Not listed

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1 each	11,467,982,635
11% cumulative preference shares	240,686
5½% cumulative preference shares	242,454
Non-cumulative dollar preference shares, Series U	10,130

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes       ☒ No

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

☒ Yes       ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer ", "accelerated filer" and "emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐   Item 17   ☐   Item 18

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes ☐ No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes       ☒ No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I		Annual Report on Form 20-F	Exhibit 15.2: Annual Report and Form 20-F Information
1	Identity of Directors, Senior Management and Advisers	Not applicable	82-85
2	Offer Statistics and Expected Timetable	Not applicable	Not applicable
3	Key Information [Reserved] Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	Not applicable Not applicable 5-6, 136-157	Not applicable Not applicable 72-75
4	Information on the Company History and development of the Company Business overview Organisational structure Property, plant and equipment	2, 9, 36-42, 48-52,167-171, 173-174 11-14, 120, 158-160 9-10, Exhibit 8.1 37-38, 63-64, 95-96	4-11, 13, 18-27, 51, 168 1-75, 78-79, 168-171, 176-245 34-37, 234 12-13, 18-19, 32-33, 64-71
4a	Unresolved Staff Comments	Not applicable	Not applicable
5	Operating and Financial Review and Prospects Operating results Liquidity and capital resources Research and development, patents, licences etc Trend information Critical Accounting Estimates	1-22 9-10, 36, 46-59, 100-108 11-13, 29-35, 77-78, 80-87, 90-91 Not applicable Not applicable Not applicable	1-79, 188-207 2-3, 18-19, 28-29, 32-33, 38-50, 56, 240, 255-256, 258 51, 233-252 Not applicable 1-63, 72-75 Not applicable
6	Directors, Senior Management and Employees Directors and senior management Compensation Board practices Employees Share ownership	Not applicable 53-57, 108 Not applicable 45 37, 45-47	78, 82-85, 170 120-164 78-79, 82-119, 170 58-61, 76, 138-140 120-164
7	Major Shareholders and Related Party Transactions Major shareholders Related party transactions Interests of experts and counsel	158, 160-161 109 Not applicable	170 Not applicable Not applicable
8	Financial Information Consolidated statements and other financial information Significant changes	7-22, 29-35 2	Not applicable 3-5
9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders Dilution Expenses of the issue	92-94, 165 Not applicable 164 Not applicable Not applicable Not applicable	168-170 Not applicable 165-167 Not applicable Not applicable Not applicable
10

Additional information

Share capital

Memorandum and articles of association

Material contracts

Exchange controls

Taxation

Dividends and paying agents

Statement of experts

Documents on display

Subsidiary information

		Not applicable 167-172 160-161 167 165-166 Not applicable Not applicable 172 Not applicable	Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable
11	Quantitative & Qualitative Disclosure about Market Risk	80-87, 120-133	179-180, 181-261
12	Description of Securities other than Equity Securities	135	Not applicable

SEC Form 20-F cross reference guide continued

Item	Item Caption	Pages
PART II		Annual Report on Form 20-F	Exhibit 15.2: Annual Report and Form 20-F Information
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	Not applicable
15	Controls and Procedures	24-28, Exhibits 12.1 and 12.2	72-75, 100-107, 165-167
16	[Reserved]
16a	Audit Committee financial expert	Not applicable	100
16b	Code of ethics	158	6-10, 13-17, 173-174
16c	Principal Accountant Fees and services	58	106-107
16d	Exemptions from the Listing Standards	Not applicable	Not applicable
16e	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable	Not applicable
16f	Change in Registrant’s Certifying Accountant	Not applicable	Not applicable
16g	Corporate Governance	Not applicable	78-79, 82-85, 168-171
16h	Mine Safety Disclosure	Not applicable	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	Not applicable	Not applicable

PART III
17	Financial Statements	Not applicable	Not applicable
18	Financial Statements	23-118	Not applicable
19	Exhibits	175-176	Not applicable

Forward looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, cost reductions, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: the Covid-19 pandemic and its impact on NatWest Group; planned cost reductions, disposal losses and strategic costs; implementation of NatWest Group’s Purpose-led strategy and other strategic priorities (including in relation to: its phased withdrawal from ROI, the NWM Refocusing and investment programmes relating to digital transformation of its operations and services and inorganic opportunities); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: the impact of the COVID-19 pandemic on NatWest Group and its customers; political and economic risks and uncertainty in the UK and global markets; uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s Purpose-led Strategy; refocusing of its NWM franchise; and the effect of the COVID-19 pandemic on NatWest Group’s strategic objectives and targets); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; the adequacy of NatWest Group’s resolution plans; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; goodwill impairment; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group’s climate change strategy and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems (including those that enable remote working); attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to alternative risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

Climate and ESG disclosures

Climate and ESG disclosures in this report use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis and net zero strategy remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. As a result, we expect that certain climate and ESG disclosures made in this report are likely to be amended, updated, recalculated or restated in the future. This forward-looking statement should be read together with the ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2021 Climate-related Disclosures Report.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group plc – Annual Report on Form 20-F	1

Presentation of information

In the Annual Report on Form 20-F, unless specified otherwise, ‘parent company’ or ‘company’ refers to NatWest Group plc, and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC. The term ‘RBSI Limited’ refers to The Royal Bank of Scotland International Limited. ‘Go-forward group’ excludes Ulster Bank RoI and discontinued operations.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling (‘GBP’), respectively, and references to ‘pence’ represent pence where amounts are denominated in pounds sterling. Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Website references

Any information contained on websites linked in this Annual Report on Form 20-F is for information only and will not be deemed to be incorporated by reference herein.

References to the Pillar 3 Report, Climate related Disclosures Report and ESG Supplement

This document contains references throughout to the NatWest Group Pillar 3 Report, Climate-related Disclosures Report and ESG Supplement. References to these reports are made for information purposes only and will not be deemed to be incorporated by reference herein.

Continuing operations

Two legally binding agreements for the sale of the UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland: the sale of commercial lending to Allied Irish Banks p.l.c. (AIB) and the performing non-tracker mortgages, performing micro-SME loans, UBIDAC’s asset finance business and 25 of its branch locations to Permanent TSB p.l.c (PTSB).

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group on 31 December 2021.

The Financial review presents the results of the Group’s continuing operations. For further details refer to Note 8 Discontinued operations and assets and liabilities of disposal groups in the Notes to the consolidated financial statements.

Recent developments

NWM Plc is a defendant in a class action pending in the United States District Court for the Southern District of New York on behalf of lender plaintiffs who allege that NWM Plc and other defendants engaged in fraud by artificially suppressing USD LIBOR. On 25 February 2022, the United States Court of Appeals for the Second Circuit reversed the lower court’s prior dismissal of the case, finding that the plaintiffs have adequately alleged the court’s jurisdiction over the defendants.

NatWest Group plc – Annual Report on Form 20-F	2

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. The list below specifies how each non-IFRS performance measure is used by management to manage and maintain the performance of the business. For further details of non-IFRS performance measures please refer to page 111 to 118.

1.	Adjustment for notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items. UK and RBSI retail and commercial businesses total income excluding notable items comprises income in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons

2.	Adjustment for asset disposals/strategic risk reductions and own credit adjustments

NWM total income excluding asset disposals/strategic risk reductions and own credit adjustments (OCA) is calculated as total income of the NWM business less asset disposals/strategic risk reductions and OCA.

This aims to show underlying income generation in NWM excluding the impact of disposal losses and OCA.

3.	Operating expenses- management view

The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Other expenses excludes strategic costs and litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

4.	Other expenses excluding operating lease depreciation (OLD) and Ulster Bank direct costs

Our cost target for 2021 is based on this measure and we track progress against this.

5.	Cost:income ratio

The cost:income ratio is calculated as total operating expenses less OLD divided by total income less OLD.

This is a common metric used to compare profitability across the banking industry, although different banks may calculate the rate differently.

6.	NatWest Group return on tangible equity

Return on tangible equity comprises profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding non-controlling interests (NCI) less average intangible assets and average other owners’ equity.

Go-forward group return on tangible equity is calculated as profit or loss for the period less Ulster Bank RoI loss from continuing operations and less profit from discontinued operations divided by go-forward group total tangible equity.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

7.	Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional tangible equity, allocated at an operating segment specific rate of the period average segmental risk- weighted assets, incorporating the effect of capital deductions (RWAes).

This measure shows the return generated by operating segments on equity deployed.

8.	Tangible equity

Tangible equity is ordinary shareholders’ interest less intangible assets. TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and the starting point for calculating regulatory capital.

9.	Net interest margin

Bank net interest margin is defined as net interest income of the banking business of the Go-forward group less NatWest Markets (NWM) element and excluding liquid asset buffer, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group less NWM element and excluding liquid asset buffer.

NatWest Group plc – Annual Report on Form 20-F	3

Non-IFRS financial information continued

The exclusion of the NWM element aims to eliminate the impact of distorting volatility in NWM. The exclusion of the Ulster Bank RoI from the aims to align the basis of calculation with prior periods.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due.

The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors.

10.	Net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions. Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers. UK and RBSI retail and commercial businesses net lending excluding UK Government support schemes comprises customer loans in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments, excluding UK Government support schemes.

This is the basis of our lending target for our key retail and commercial businesses.

11.	Customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits. UK and RBSI retail and commercial businesses customer deposits comprises customer deposits in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments.

This metric is used to show underlying deposit movements across our key retail and commercial businesses.

12.	Total operating profit before tax including discontinued operations

Given the current progress of the phased withdrawal from the Republic of Ireland, Ulster Bank RoI results are currently presented in both continuing and discontinued operations. Including operating profit before tax from discontinued operations provides a complete view of the NatWest Group operating profit in 2021.

Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1.	Loan:deposit ratio

Loan:deposit ratio is calculated as net customer loans held at amortised cost divided by total customer deposits.

This is a common metric used among peers to assess liquidity.

2.	Loan impairment rate

Loan impairment rate is the loan impairment charge divided by gross customer loans.

3.	Funded assets

Funded assets is calculated as total assets less derivative assets.

This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4.	AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and RBSI customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and RBSI for their customers accordingly, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and RBSI franchises.

Private Banking is the Centre of Expertise for asset management across NatWest Group, servicing all client segments across Retail, Premier and Private Banking.

5.	Depositary assets

Assets held by RBSI as an independent trustee and in a depositary service capacity.

Depositary assets are a closely monitored KPI for the RBS International business and its inclusion in commentary highlights the services that RBS International provides.

6.	Wholesale funding

Wholesale funding comprises deposits by banks, debt securities in issue and subordinated liabilities.

This is a closely monitored metric used across the banking industry to ensure capital requirements are being met.

NatWest Group plc – Annual Report on Form 20-F	4

Summary risk factors

Principal risks and uncertainties

Set out below is a summary of the principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 136 to 157 of this report on Form 20-F and should be read together with NatWest Group’s other public disclosures. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects. The current COVID-19 pandemic may exacerbate any of the risks described below.

Risks relating to the COVID-19 pandemic

-

The effects of the COVID-19 pandemic on the UK, global economies and financial markets, and NatWest Group’s customers, as well as its competitive environment may continue to have a material adverse effect on NatWest Group’s business, results of operations and outlook.

-

The adverse impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties and the implementation of support schemes in response of the COVID-19 pandemic has increased NatWest Group’s exposure to counterparty risk, which may adversely affect its business, results of operations and outlook.

-	The COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and to achieve its strategic objectives.
-

The COVID-19 pandemic has heightened NatWest Group’s operational risks as many of its employees are working remotely which may also adversely affect NatWest Group’s ability to maintain effective internal controls.

-

The effects of the COVID-19 pandemic could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.

-	NatWest Group’s results could be adversely affected if the effects of the COVID-19 pandemic or other events trigger the recognition of a goodwill impairment.

Economic and political risk

-	Continuing uncertainty regarding the effects of the UK’s withdrawal from the European Union may continue to adversely affect NatWest Group and its operating environment.
-	NatWest Group faces increased political and economic risks and uncertainty in the UK and global markets.
-	Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results.
-

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of securities issued by NatWest Group.

-	Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position.

Strategic risk

-	NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
-

NatWest Group is in the process of refocusing its NWM franchise, which entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.

Financial resilience risk

-	NatWest Group may not meet targets and be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
-	NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
-	NatWest Group has significant exposure to counterparty and borrower risk.
-

NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

-

NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate.

-	NatWest Group may not be able to adequately access sources of liquidity and funding.
-

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

-	NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
-	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
-	NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.
-	Changes in accounting standards may materially impact NatWest Group’s financial results.
-	The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
-

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

NatWest Group plc – Annual Report on Form 20-F	5

Summary risk factors continued

Climate and sustainability-related risks

-	NatWest Group and its customers may face significant climate-related risks, including in transitioning to a low-carbon economy, which may adversely impact NatWest Group.
-	NatWest Group’s Purpose-led Strategy includes one area of focus on climate change that is likely to require material changes to the business of NatWest Group which entails significant execution risk.
-

Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks.

-	There are significant uncertainties inherent in accurately modelling the impact of climate-related risks.
-

A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook.

-	Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite.
-

Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NatWest Group’s business and expose NatWest Group to increased costs of compliance, regulatory sanction and reputational damage.

-	NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Operational and IT resilience risk

-	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
-	NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
-	NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
-	NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group.
-	NatWest Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
-	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
-	NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

-	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
-

NatWest Group is subject to various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

-	NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
-	NatWest Group operates in jurisdictions that are subject to intense scrutiny by the competition authorities.
-	The cost of implementing the Alternative Remedies Package (‘ARP’) could be more onerous than anticipated.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

NatWest Group plc – Annual Report on Form 20-F	6

Chief Financial Officer’s review

We have delivered a strong operating performance in 2021.

Group RoTE was 9.4%, benefiting from a £1.3 billion net impairment release. Total operating expenses of £7,758 million were £100 million, or 1.3%, lower compared with 2020. We achieved our Group cost reduction target(excluding litigation and conduct costs, operating lease depreciation and Ulster Bank RoI direct costs) of 4.0% Net loans to customers were £1.5 billion, or 0.4%, lower compared with 2020. Lending growth across our UK and RBSI retail and commercial businesses was 2.6%, excluding UK Government financial support schemes.

Our capital and liquidity position remains strong after returning £3.8 billion to shareholders, and default levels have remained low across all our portfolios. The CET1 ratio was 18.2%, reducing to 15.9% on 1 January 2022 following regulatory RWA and capital changes. We have made good progress on our phased withdrawal from the Republic of Ireland and will focus the financial commentary below on the Group excluding Ulster Bank RoI (Go-forward group).

Total income was £4 million higher compared with 2020. Total income, excluding notable items, in the Go-forward group was 5.6% lower than prior year. Across the UK and RBSI retail and commercial businesses income increased by 1.4% reflecting strong balance sheet growth, principally in our mortgage book. NWM income was below expectations, down by 61.5%, compared with 2020, reflecting continued weakness in Fixed Income, impacted by subdued levels of customer activity and ongoing reshaping of the business, and exceptional levels of market activity in the prior year.

Net interest margin of 1.45% was 10 basis points lower compared with 2020. Bank NIM(1) of 2.39% was 7 basis points lower than 2020 impacted by reduced structural hedge income, yield curve movements and lower unsecured balances.

Total operating expenses of £7,758 million were £100 million, or 1.3%, lower compared with 2020. We delivered a cost reduction (excluding litigation and conduct costs, operating lease depreciation and Ulster Bank RoI direct costs) of £256 million, or 4.0%, in 2021, in line with our target for the year. This has been achieved by transformation across our customer journeys and NWM business, in line with the strategic announcement made in February 2020 and a £68 million reduction in the bank levy charge.

A net impairment release of £1,278 million reflects the low levels of realised losses we have seen across the year. Total impairment provisions reduced by £2.4 billion to £3.8 billion during 2021 and as a result ECL coverage ratio decreased from 1.66% to 1.03%.

We are pleased to report a 2021 attributable profit of £2,950 million, with earnings per share of 25.4 pence and a RoTE of 9.4%.

A final dividend of 7.5 pence per share is proposed, bringing our total 2021 paid and proposed capital distributions to £3.8 billion through a combination of ordinary dividends, directed buybacks of the UK Government stake and our on-market buyback programme.

Net loans to customers were £1.5 billion, or 0.4%, lower compared with 2020. Across the UK and RBSI retail and commercial businesses, and excluding UK Government support schemes, net lending increased by 2.6%. Mortgage growth exceeded the market, however commercial lending was behind market as we have sought to reduce certain exposures, through targeted sector reductions and capital actions, whilst continuing to focus on supporting customers through sustainable lending.

Customer deposits were £48.1 billion, or 11.1%, higher compared with 2020. Customer deposits in the Go-forward group increased by £49.3 billion, or 12.0%, in 2021 including £9.4 billion related to Treasury repo activity. Across the UK and RBSI retail and commercial businesses customer deposits increased by 10.0%, as customers continued to build and retain liquidity.

TNAV per share increased by 3 pence in the quarter to 272 pence largely reflecting the attributable profit partially offset by movements in the cash flow hedging reserve.

Capital, funding and liquidity

The CET1 ratio remains strong at 18.2%, or 17.8% excluding IFRS 9 transitional relief. The 30 basis points reduction in the year includes capital distributions of c.240 basis points, partially offset by the reduction in RWAs, c.170 basis points, and the attributable profit net of IFRS 9 transitional relief and other capital movements. RWAs of £157.0 billion reduced by £13.3 billion in 2021 mainly reflecting business movements in Commercial Banking, including targeted sector reductions, improvement in risk parameters and active capital management

On 1 January 2022, the proforma CET1 ratio was 15.9% including the impact of regulatory RWA inflation, 200 basis points, the removal of the software development costs capital benefit, 20 basis points, and the tapering of IFRS 9 transitional relief, 10 basis points. RWAs increased by £18.8 billion, including £14.8 billion associated with mortgage risk weight changes.

The liquidity coverage ratio (LCR) of 172%, representing £89.9 billion headroom above 100% minimum requirement, increased by 7 percentage points compared with 2020. Total wholesale funding increased by £6.0 billion in the year to £76.7 billion.

(1)	Excludes NatWest Markets, liquid asset buffer and Ulster Bank RoI

NatWest Group plc – Annual Report on Form 20-F	7

Chief Financial Officer’s review continued

	2021	2020 (1)	Variance
	£m	£m	£m
Continuing operations
Go-forward group income(2,3)	10,284	10,286	(2)
Total income	10,512	10,508	4
Operating expenses	(7,758)	(7,858)	(100)
Profit before impairment releases/(losses)	2,754	2,650	104
Operating profit/(loss) before tax	4,032	(481)	4,513
Profit/(loss) attributable to ordinary shareholders	2,950	(753)	3,703

Excluding notable items within total income(4)
Go-forward group income excluding notable items (2,3)	10,074	10,670	(596)
Total income excluding notable items(3)	10,267	10,892	(625)
Operating expenses	(7,758)	(7,858)	100
Profit before impairment releases/(losses) excluding notable items	2,509	3,034	(525)
Operating profit/(loss) before tax excluding notable items	3,787	(97)	3,884
UK and RBSI retail and commercial businesses income excluding notable items(3)	9,620	9,486	134
Performance key metrics and ratios

Bank net interest margin(3,5)	2.39%	2.46%	(0.07)%
Bank average interest earning assets(3,5)	£314bn	£301bn	£13bn
Cost:income ratio(3)	73.4%	74.4%	(1.1)%
Loan impairment rate(3)	(35bps)	85bps	(120bps)
Total earnings per share attributable to ordinary shareholders – basic	25.4p	(6.2p)	31.6p
Go-forward group return on tangible equity(2)	10.0%	(1.3)%	11.3%
Return on tangible equity(3)	9.4%	(2.4)%	11.8%
Balance sheet

Go-forward group customer deposits(2,3)	£461.4bn	£412.1bn	£49.3bn
UK and RBSI retail and commercial net lending excluding UK Government support schemes(3)	£305.7bn	£297.9bn	£7.8bn
Capital, liquidity and funding

Common Equity Tier (CET1) ratio(6)	18.2%	18.5%	(0.3)%
Risk-weighted assets (RWAs)	£157.0bn	£170.3bn	(£13.3bn)
Liquidity coverage ratio (LCR)	172%	165%	7%
Total wholesale funding(3)	£77bn	£71bn	£6bn
Tangible net asset value (TNAV) per ordinary share(3)	272p	261p	11p

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	Go-forward group excludes Ulster Bank RoI and discontinued operations.
(3)	Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures.
(4)	Refer to page 11 for details of notable items within total income.
(5)	NatWest Group excluding NatWest Markets, Ulster Bank RoI and liquid asset buffer.
(6)	Based on CRR end-point including the IFRS 9 transitional adjustment of £0.6 billion (31 December 2020 – £1.7 billion). Excluding this adjustment, the CET1 ratio would be 17.8% (31 December 2020 – 17.5%.)

Continuing operations

Two legally binding agreements for the sale of the UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland: the sale of commercial lending to Allied Irish Banks p.l.c. (AIB) and the performing non-tracker mortgages, performing micro-SME loans, UBIDAC’s asset finance business and 25 of its branch locations to Permanent TSB p.l.c (PTSB).

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group on 31 December 2021.

The Financial review presents the results of the Group’s continuing operations. For further details refer to Note 8 Discontinued operations and assets and liabilities of disposal groups in the Notes to the consolidated financial statements.

NatWest Group plc – Annual Report on Form 20-F	8

Financial review

This section includes a discussion on our operating results for the year ended 31 December 2021, including a comparative discussion on our operating results for the year ended 31 December 2020. For a discussion on our operating results for the year ended 31 December 2020, including a comparative discussion on our operating results for the year ended 31 December 2019, refer to “Business Review” on pages 86 to 100 in our 2020 Annual Report on Form 20-F (File No. 001-10306) filed with the Securities and Exchange Commission on March 5, 2021.

Segmental performance

Reportable operating segments:

The reportable operating segments are as follows:

Retail Banking serves individuals and mass affluent customers in the UK and includes Ulster Bank customers in Northern Ireland.

Commercial Banking serves start-up, SME, commercial, corporate and institutional customers in the UK.

Private Banking serves UK-connected high net worth individuals and their business interests.

RBS International (RBSI) serves retail, commercial, and corporate customers in the Channel Islands, Isle of Man and Gibraltar, and financial institution clients in those same locations in addition to the UK and Luxembourg.

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

Retail Banking

In the retail banking business, NatWest Group competes with a range of providers including UK banks and building societies, major retailers and life assurance companies, as well as the UK subsidiaries of major international banks. In the mortgage market, NatWest Group competes with UK banks, building societies and specialist lenders. Increasingly, the ambitions of non-traditional players in the UK market are gaining credibility, with new entrants active and seeking to build their platforms either through organic growth or in some cases by acquiring businesses made available through the restructuring of incumbents.

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

Ulster Bank RoI

Since the end of July 2021, apart from the UBIDAC asset finance business which remains fully open, commercial banking has been closed to new customers, remaining open for existing customers only. Since the end of October 2021, Ulster Bank RoI has stopped accepting applications from new personal customers, but continues to consider applications on a reduced number of products from existing personal customers, mainly mortgages. Support continues for existing customers pending further decisions on the phased withdrawal.

NatWest Group plc – Annual Report on Form 20-F	9

Financial review continued

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

RBS International

RBS International competes with other UK and international banks to offer offshore and domestic banking services in the Channel Islands, Gibraltar and the Isle of Man as well as depositary services in the UK and Luxembourg.

Private Banking

Competition with UK clearing and private banks, asset managers and with international private banks. Competition in wealth management remains strong as banks maintain their focus on competing for affluent and high net worth customers.

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

NatWest Group plc – Annual Report on Form 20-F	10

Financial review continued

Financial summary

	2021	2020 (1)	Variance
Income - Continuing operations	£m	£m	£m	%
Interest receivable (2)	9,313	9,798	(485)	(4.9)
Interest payable (2)	(1,699)	(2,322)	623	(26.8)
Net interest income	7,614	7,476	138	1.8

Net fees and commissions	2,124	2,000	124	6.2
Income from trading activities	323	1,125	(802)	(71.3)
Other non-interest income	451	(93)	544	nm
Non-interest income	2,898	3,032	(134)	(4.4)
Total income	10,512	10,508	4	nm

Go-forward group income excluding notable items (3)	10,074	10,670	(596)	(5.6)
Total income excluding notable items (3)	10,267	10,892	(625)	(5.7)

Notable items within total income (3)
Retail Banking
Retail Banking debt sale gain	—	8
Metro Bank mortgage portfolio acquisition loss	—	(58)
Private Banking
Consideration on the sale of the Adam & Company investment management business	54	—
Commercial Banking
Commercial Banking fair value and disposal loss	(22)	(37)
Commercial Banking tax variable lease repricing	32	—
NatWest Markets
NatWest Markets asset disposals/strategic risk reduction (4)	(64)	(83)
Own credit adjustments (OCA)	6	(24)
Central items & other
Share of associate profit/(loss) for Business Growth Fund	219	(22)
Liquidity Asset Bond sale gains	120	113
Loss on redemption of own debt	(138)	(324)
IFRS volatility in Central items & other (5)	47	83
Property strategy update	(44)	—
FX recycling loss in Central items & other	—	(40)
Ulster Bank RoI
Ulster Bank RoI gain arising from the restructuring of structural hedges	35	—
Total	245	(384)

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of Non-IFRS financial and performance measures
(4)	Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.
(5)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

2021 compared with 2020

-

Total income was £4 million higher compared with 2020. Total income, excluding notable items, in the Go-forward group(1) was £596 million, or 5.6% lower than prior year. Across the UK and RBSI retail and commercial businesses income increased by 1.4% reflecting strong balance sheet growth, principally in our mortgage book. NWM income was below expectations, down £757 million, or 61.5% compared with 2020, reflecting continued weakness in Fixed Income, impacted by subdued levels of customer activity and ongoing reshaping of the business, and exceptional levels of market activity in the prior year.

-

Net interest margin of 1.45% was 10 basis points lower compared with 2020 Bank NIM(2) of 2.39% was 7 basis points lower than 2020 impacted by reduced structural hedge income, yield curve movements and lower unsecured balances.

-

Structural hedges of £190 billion generated £1.3 billion of incremental net interest income for the year, compared with £1.1 billion of incremental net interest income on a balance of £159 billion in 2020.

(1)	Go-forward group excludes Ulster Bank RoI.
(2)	NatWest Group excluding NatWest Markets, liquid asset buffer and Ulster Bank RoI.

NatWest Group plc – Annual Report on Form 20-F	11

Financial review continued

Financial summary continued

	2021	2020 (1)	Variance
Operating expenses - Continuing operations	£m	£m	£m	%
Staff expenses	3,265	3,416	(151)	(4.4)
Premises and equipment	1,030	989	41	4.1
Other administrative expenses	1,427	1,535	(108)	(7.0)
Strategic costs	787	1,013	(226)	(22.3)
Litigation and conduct costs	466	113	353	nm
Depreciation and amortisation	783	792	(9)	(1.1)
Operating expenses	7,758	7,858	(100)	(1.3)

Excluding:
Litigation and conduct costs	466	113	353	nm
Strategic costs	787	1,013	(226)	(22.3)
Operating lease depreciation	140	145	(5)	(3.4)
Ulster Bank RoI direct costs	273	239	34	14.2
	6,092	6,348	(256)	(4.0)

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

2021 compared with 2020

-

Total operating expenses were £100 million, or 1.3%, lower compared with 2020. Operating expenses excluding litigation and conduct costs, strategic costs, operating lease depreciation and Ulster Bank RoI direct costs decreased by £256 million, or 4.0%, in line with our target for the year. This has been achieved by transformation across our customer journeys and NWM business, in line with the strategic announcement made in February 2020 and a £68 million reduction in the UK bank levy charge.

-	Strategic costs of £787 million included £237 million in NWM related to transformation, £124 million of redundancy charges, £88 million of technology spend and an £85 million goodwill impairment.
-

Litigation and conduct costs of £466 million represent the net impact of a number of remediation and litigation matters concluding. This amount includes penalties associated with the resolution of FCA’s investigation into potential breaches of the UK Money Laundering Regulations 2007. Refer to Note 27 for additional information on other litigation and regulatory matters.

	2021	2020	Variance
Impairments - Continuing operations (1)	£m	£m	£m
Loans - amortised cost and FVOCI	369,827	372,399	(2,572)	(0.7)%
ECL provisions	3,806	6,186	(2,380)	(38.5)%

ECL provisions coverage ratio (%)	1.03	1.66	(0.6)	(38.0)%
Impairment (releases)/losses
ECL (release)/charge (2)	(1,278)	3,131	(4,409)	(140.8)%
Amounts written off	876	937	(61)	(6.5)%

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk – Banking activities in the Risk and capital management section for further details.

2021 compared with 2020

-

A net impairment release of £1,278 million reflects the low levels of realised losses we have seen across the year. Total impairment provisions reduced by £2.4 billion to £3.8 billion during 2021 and as a result ECL coverage ratio decreased from 1.66% to 1.03%. Whilst we are comfortable with the strong credit performance of our book, we continue to hold economic uncertainty post model adjustments (PMA) of £0.6 billion, or 15.3% of total impairment provisions. We will continue to assess this position throughout the year.

	2021	2020 (1)
Tax - Continuing operations	£m	£m
Tax charge	(996)	(74)
UK corporation tax rate	19.0%	19.0%
Effective tax rate	24.7%	(23.7)%

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

2021 compared with 2020

-

A tax charge of £996 million for the year ended 31 December 2021 arises rather than the expected tax charge of £766 million based on the UK corporation tax rate of 19%. The higher tax charge reflects the UK banking surcharge, and other non-deductible items such as UK bank levy. These factors have been partially offset by the impact on the group’s UK net deferred tax asset of the increased tax rate from 1 April 2023, enacted on 10 June 2021. Further details can be found in Note 7 to the consolidated financial statements.

NatWest Group plc – Annual Report on Form 20-F	12

Financial review continued

Summary consolidated balance sheet as at 31 December 2021

	2021	2020	Variance
	£m	£m	£m
Assets
Cash and balances at central banks	177,757	124,489	53,268	43%
Trading assets	59,158	68,990	(9,832)	(14)%
Derivatives	106,139	166,523	(60,384)	(36)%
Settlement balances	2,141	2,297	(156)	(7)%
Loans to banks - amortised cost	7,682	6,955	727	10%
Loans to customers - amortised cost	358,990	360,544	(1,554)	(0)%
Other financial assets	46,145	55,148	(9,003)	(16)%
Other assets (including intangible assets)	14,965	14,545	420	3%
Assets of disposal groups	9,015	—	9,015	nm
Total assets	781,992	799,491	(17,499)	(2)%

Liabilities
Bank deposits	26,279	20,606	5,673	28%
Customer deposits	479,810	431,739	48,071	11%
Settlement balances	2,068	5,545	(3,477)	(63)%
Trading liabilities	64,598	72,256	(7,658)	(11)%
Derivatives	100,835	160,705	(59,870)	(37)%
Other financial liabilities	49,326	45,811	3,515	8%
Subordinated liabilities	8,429	9,962	(1,533)	(15)%
Notes in circulation	3,047	2,655	392	15%
Other liabilities	5,797	6,388	(591)	(9)%
Total liabilities	740,189	755,667	(15,478)	(2)%

Total equity	41,803	43,824	(2,021)	(5)%

Total liabilities and equity	781,992	799,491	(17,499)	(2)%

Tangible net asset value per ordinary share (pence) (1)	272p	261p	11p	4%

(1)	Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares.
-

Total assets of £782.0 billion as at 31 December 2021 decreased by £17.5 billion, 2%, compared with 31 December 2020. This was primarily driven by decreases in derivatives, trading assets and other financial assets partially offset by cash and balances at central banks.

-

Cash and balances at central banks increased by £53.3 billion, 43%, to £177.8 billion mainly as a result of a net customer funding surplus driven by significant deposit inflows flow in addition to £15.6 billion liquidity and debt portfolio optimisation activity.

-

Trading assets decreased by £9.8 billion, 14%, to £59.2 billion mainly driven by reductions in cash collateral and debt securities. Trading liabilities decreased by £7.7 billion, 11%, to £64.6 billion due to reduction in cash collateral.

-

Derivative assets decreased £60.4 billion, 36%, to £106.1 billion, and liabilities, decreased by £59.9 billion, 37%, to £100.8 billion. These movements were driven by a decrease in underlying volumes due to matured trades and buyouts exceeding new trades and lower mark-to-market valuations due to higher interest rates for major currencies in the year.

-

Loans to customers - amortised cost, decreased by £1.6 billion, to £359.0 billion including £11.3 billion decrease in Ulster Bank ROI predominantly due to a reclassification of banking portfolio loans to assets of disposal groups, partially offset by an £9.9 billion increase in Retail Banking driven by strong gross mortgage lending.

-	Other financial assets, which includes debt securities, equity shares and other loans, decreased by £9.0 billion, 16%, to £46.1 billion, primarily due to reductions in debt securities.
-

Customer deposits increased by £48 billion, 11%, to £479.8 billion including increases of £17.1 billion in Retail Banking, £10 billion in Commercial Banking and £7.0 billion in Private Banking as customers retained liquidity in light of the COVID-19 economic uncertainty. Treasury reflected a £9.4 billion increase in customer facing repos due to prevailing market conditions.

-	Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, increased by £3.5 billion, 8%, to £49.3 billion.
-	Subordinated liabilities have decreased by £1.5 billion, 15%, to £8.4 billion due to redemptions partially offset by new issuances.
-	Other liabilities decreased by £0.6 billion, 9%, to £5.8 billion mainly due to lower lease liabilities in the year.
-	Owners’ equity decreased by £2.0 billion, 5%, to £41.8 billion, driven by share repurchase, ordinary and paid-in-equity dividends paid, partially offset by the attributable profit for the year.

NatWest Group plc – Annual Report on Form 20-F	13

Financial review continued

Segmental summary income statements

Continuing operations	Go-forward group
							Total
						Central	excluding		Total
	Retail	Private	Commercial	RBS	NatWest	items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	4,074	480	2,582	383	9	(14)	7,514	100	7,614
Non-interest income	371	336	1,293	165	406	199	2,770	128	2,898
Total income	4,445	816	3,875	548	415	185	10,284	228	10,512
Other expenses	(2,250)	(504)	(2,153)	(228)	(907)	(42)	(6,084)	(421)	(6,505)
Strategic costs	(187)	(19)	(93)	(11)	(254)	(201)	(765)	(22)	(787)
Litigation and conduct costs	(76)	3	(108)	(3)	—	(243)	(427)	(39)	(466)
Operating expenses	(2,513)	(520)	(2,354)	(242)	(1,161)	(486)	(7,276)	(482)	(7,758)
Impairment releases	36	54	1,073	52	35	—	1,250	28	1,278
Operating profit/(loss)	1,968	350	2,594	358	(711)	(301)	4,258	(226)	4,032
Total income excluding notable items	4,445	762	3,865	548	473	(19)	10,074	193	10,267
Return on tangible equity (1)	na	na	na	na	na	na	10.0%	na	9.4%
Return on equity (2)	26.1%	17.0%	22.0%	22.5%	(13.1)%	nm	nm	nm	na
Cost:income ratio (1)	56.5%	63.7%	59.3%	44.2%	279.8%	nm	70.3%	nm	73.4%
Customer deposits (£bn)	188.9	39.3	177.7	37.5	2.3	15.7	461.4	18.4	479.8
Average interest earning assets (£bn)	196.0	27.2	168.1	37.8	32.7	nm	nm	15.9	524.9
Net interest margin (1)	2.08%	1.76%	1.54%	1.01%	nm	nm	nm	nm	nm
Third party customer asset rate (3)	2.66%	2.36%	2.71%	2.26%	nm	nm	nm	nm	nm
Third party customer funding rate (3)	(0.06)%	—	(0.01)%	0.08%	nm	nm	nm	0.02%	nm

2020 (4)
Continuing operations
Net interest income	3,868	489	2,740	371	(57)	(57)	7,354	122	7,476
Non-interest income	313	274	1,218	126	1,180	(179)	2,932	100	3,032
Total income	4,181	763	3,958	497	1,123	(236)	10,286	222	10,508
Other expenses	(2,295)	(466)	(2,261)	(244)	(1,038)	(19)	(6,323)	(409)	(6,732)
Strategic costs	(226)	(15)	(179)	(49)	(267)	(252)	(988)	(25)	(1,013)
Litigation and conduct costs	(19)	26	10	2	(5)	(120)	(106)	(7)	(113)
Operating expenses	(2,540)	(455)	(2,430)	(291)	(1,310)	(391)	(7,417)	(441)	(7,858)
Impairment losses	(792)	(100)	(1,927)	(107)	(40)	(26)	(2,992)	(139)	(3,131)
Operating profit/(loss)	849	208	(399)	99	(227)	(653)	(123)	(358)	(481)
Total income excluding notable items	4,231	763	3,995	497	1,230	(46)	10,670	222	10,892
Return on tangible equity (1)	na	na	na	na	na	na	(1.3)%	na	(2.4)%
Return on equity (2)	10.2%	10.3%	(4.5)%	6.1%	(3.8)%	nm	nm	nm	na
Cost:income ratio (1)	60.8%	59.6%	59.9%	58.6%	116.7%	nm	71.7%	nm	74.4%
Customer deposits (£bn)	171.8	32.4	167.7	31.3	2.6	6.3	412.1	19.6	431.7
Average interest earning assets (£bn)	181.4	23.8	163.1	31.7	37.9	nm	nm	16.6	483.7
Net interest margin (1)	2.13%	2.05%	1.68%	1.17%	nm	nm	nm	nm	nm
Third party customer asset rate (3)	2.89%	2.53%	2.86%	2.51%	nm	nm	nm	nm	nm
Third party customer funding rate (3)	(0.19)%	(0.11)%	(0.08)%	(0.01)%	nm	nm	nm	(0.04)%	nm

nm = not meaningful

(1)	Refer to the Non-IFRS financial measures section for details of the basis of preparation.
(2)	NatWest Group’s CET1 target is approximately 14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit adjusted for preference share dividends and tax is divided by average notional equity allocated at different rates of 14.5% (Retail Banking), 15.5% (Ulster Bank RoI), 11.5% (Commercial Banking), 12.5% (Private Banking), 16% (RBS International) and 15% for all other segments, of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions. NatWest Group return on equity is calculated using profit attributable to ordinary shareholders. Refer to the Non-IFRS financial measures section for details of the basis of preparation.
(3)	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded from the customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets, excluding assets of disposal groups and without these remaining exclusions.
(4)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

NatWest Group plc – Annual Report on Form 20-F	14

Financial review continued

Segment performance

Retail Banking

	2021	2020	Variance
Income statement	£m	£m	£m	%
Net interest income	4,074	3,868	206	5
Non-interest income	371	313	58	19
Total income	4,445	4,181	264	6
Other expenses	(2,250)	(2,295)	45	(2)
Strategic costs	(187)	(226)	39	(17)
Litigation and conduct costs	(76)	(19)	(57)	300
Operating expenses	(2,513)	(2,540)	27	(1)
Impairment releases/(losses)	36	(792)	828	(105)
Operating profit	1,968	849	1,119	132

Performance ratios
Return on equity (1)	26.1%	10.2%	15.9%
Net interest margin	2.08%	2.13%	(0.05)%
Cost:income ratio	56.5%	60.8%	(4.3)%
Loan impairment rate	(2bps)	45bps	(47bps)

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 14.5% of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming a 28% tax rate.

	2021	2020	Variance
Capital and balance sheet	£bn	£bn	£m	%
Loans to customers (amortised cost)
- personal advances	7.1	7.3	(0.2)	(3)
- mortgages	172.8	163.0	9.8	6
- cards	3.8	3.8	—	—
Total loans to customers (amortised cost)	183.7	174.1	9.6	6
Loan impairment provisions	(1.5)	(1.8)	0.3	(17)
Net loans to customers (amortised cost)	182.2	172.3	9.9	6

Total assets	210.0	197.6	12.4	6
Customer deposits	188.9	171.8	17.1	10
Risk-weighted assets	36.7	36.7	—	—

2021 compared with 2020

-

In 2021, Retail Banking continued to grow net lending with an measured approach to risk, delivering a return on equity of 26.1% and operating profit of £1,968 million. Lending growth was supported by a strong performance in mortgages and a return to unsecured lending growth in the second half of 2021.

-

Retail Banking completed £1.1 billion of Climate and Sustainable Funding and Financing in 2021, which will contribute towards the new NatWest Group target of £100 billion of Climate and Sustainable Funding and Financing between 1 July 2021 and the end of 2025.

-

Total income was £264 million, or 6.3%, higher than 2020 reflecting mortgage balance and margin improvement, higher transactional-related fee income and non-repeat of loss on acquisition, partially offset by the impact of the lower interest rate environment on deposit returns, lower average unsecured balances and the annualised impact of regulatory changes on fee income.

-	Net interest margin was 5 basis points lower than 2020 reflecting lower deposit returns and lower average unsecured balances, partly offset by higher mortgage margins.
-

Operating expenses decreased by £27 million, or 1.1%, compared with 2020. Other expenses decreased by £45 million, or 2.0%, compared with 2020 primarily reflecting an 8.8% reduction in headcount as a result of continued customer digital adoption, automation and improvement of end-to-end customer journeys, including digitalising the customer account opening processes, leading to an increase in straight through processing within journeys from 45% in December 2020 to 70% in December 2021.

-	Strategic costs of £117 million in Q4 2021 include an £85 million impairment of goodwill, reflecting a legacy business in accelerated run down within Retail Banking.
-	An impairment release of £36 million primarily reflects ECL provision releases in the non-defaulted portfolio.
-

Net loans to customers increased by £9.9 billion, or 5.7%, compared with 2020 as a result of strong gross new mortgage lending and improved retention. Gross new mortgage lending was £36.0 billion with flow share of 11.5%, supporting mortgage balance growth of £9.8 billion or 6.0%, representing a stock share of 11.0%. Cards were stable however, we have seen improved customer spend and demand in the second half of 2021. Personal advances reduced by £0.2 billion as customers made higher overdraft repayments in H1 2021, reflecting the impact of UK Government restrictions partly offset by growth in H2 2021 as customer demand for personal loans increased as the UK economy recovered.

-

Customer deposits increased by £17.1 billion, or 10.0%, compared with 2020 as UK Government schemes combined with Covid related restrictions resulted in lower customer spend and increased savings in H1 2021.

-	RWAs were broadly stable compared with 2020 primarily reflecting lending growth, offset by continued quality improvements.

NatWest Group plc – Annual Report on Form 20-F	15

Financial review continued

Segment performance continued

Private Banking

	2021	2020	Variance
Income statement	£m	£m	£m	%
Net interest income	480	489	(9)	(2)
Non-interest income	336	274	62	23
Total income	816	763	53	7
Other expenses	(504)	(466)	(38)	8
Strategic costs	(19)	(15)	(4)	27
Litigation and conduct costs	3	26	(23)	(88)
Operating expenses	(520)	(455)	(65)	14
Impairment releases/(losses)	54	(100)	154	(154)
Operating profit	350	208	142	68

Performance ratios
Return on equity (1)	17.0%	10.3%	6.7%
Net interest margin	1.76%	2.05%	(0.29)%
Cost:income ratio	63.7%	59.6%	4.1%
Loan impairment rate	(29bps)	58bps	(87bps)

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12.5% of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming a 28% tax rate.

	2021	2020	Variance
Capital and balance sheet	£bn	£bn	£m	%
Loans to customers (amortised cost)
- personal	2.3	2.2	0.1	5
- mortgages	11.8	10.7	1.1	10
- other	4.4	4.2	0.2	5
Total loans to customers (amortised cost)	18.5	17.1	1.4	8
Loan impairment provisions	(0.1)	(0.1)	—	—
Net loans to customers (amortised cost)	18.4	17.0	1.4	8

Total assets	29.9	26.2	3.7	14
Assets under management (AUMs) (2)	30.2	27.0	3.2	12
Assets under administration (AUAs) (2)	5.4	5.1	0.3	6
Assets under management and administration (AUMA) (2)	35.6	32.1	3.5	11
Customer deposits	39.3	32.4	6.9	21
Loan:deposit ratio	47%	52%	(5)%	(10)
Risk-weighted assets	11.3	10.9	0.4	4

(2)	The definition of AUMs/AUAs has been updated to provide clarity on assets where the investment management is undertaken by Private Banking. AUMs now comprises assets where the investment management is undertaken by Private Banking irrespective of the franchise the customer belongs to. AUAs now comprises third party assets held on an execution-only basis in custody. Total AUMA remain as before.

2021 compared with 2020

-

In 2021, Private Banking delivered strong growth across AUMA, lending and deposits which has supported a 2021 return on equity of 17.0% and operating profit of £350 million. Digital net new money across NatWest Invest, Royal Bank Invest and Coutts Invest of £0.8 billion in 2021 is more than double 2020. Approximately 2,114 new customers were onboarded into Private Banking, an increase of around 29% compared to 2020.

-

NatWest Group completed the sale of Adam & Company’s investment management business on 1 October 2021 for a total consideration of £54 million, which has been recorded as a notable item in the Q4 2021 results.

-

Total income was £53 million, or 6.9%, higher than 2020 reflecting a £54 million consideration from the sale of the Adam & Company investment management business in Q4 2021 and strong balance growth partially offset by lower deposit returns in a lower interest rate environment.

-	Net interest margin decreased by 29 basis points reflecting lower deposit returns and higher liquidity portfolio costs.
-

Operating expenses were £65 million, or 14.3%, higher compared with 2020. Other expenses were £38 million, or 7.9%, higher than 2020 principally due to investment in digital infrastructure and an increase in headcount related to the enhancement of AUMA growth propositions.

-	A net impairment release of £54 million in 2021 mainly reflects ECL provision releases in non-default portfolios.
-

Net loans to customers increased by £1.4 billion, or 8.2%, compared with 2020 driven by continued strong mortgage lending growth of £1.1 billion or 10.3%, including gross new lending of £3.3 billion. RWAs increased by £0.4 billion, or 3.7%.

-

Customer deposits increased by £6.9 billion, or 21.3%, compared with 2020 reflecting strong personal and commercial inflows as UK Government restrictions resulted in clients continuing to build and retain liquidity.

-

AUMAs increased by £3.5 billion, or 10.9%, driven by an increase in AUM net new money (NNM) of £3.0 billion and AUM positive investment performance of £2.1 billion, partially offset by the £1.8 billion impact of the sale of Adam & Company’s investment management business and £0.2 billion EEA resident client outflows following the UK’s exit from the EU. AUM NNM of £3.0 billion represents 9.3% of opening AUMAs, which is double NNM in 2020.

NatWest Group plc – Annual Report on Form 20-F	16

Financial review continued

Segment performance continued

Commercial Banking

	2021	2020	Variance
Income statement	£m	£m	£m	%
Net interest income	2,582	2,740	(158)	(6)
Non-interest income	1,293	1,218	75	6
Total income	3,875	3,958	(83)	(2)
Other expenses (excluding operating lease depreciation)	(2,013)	(2,116)	103	(5)
Strategic costs	(93)	(179)	86	(48)
Litigation and conduct costs	(108)	10	(118)	(1,180)
Operating expenses	(2,354)	(2,430)	76	(3)
Impairment releases/(losses)	1,073	(1,927)	3,000	(156)
Operating profit/(loss)	2,594	(399)	2,993	(750)

Performance ratios
Return on equity (1)	22.0%	(4.5)%	26.5%
Net interest margin	1.54%	1.68%	(0.14)%
Cost:income ratio	59.3%	59.9%	(0.6)%
Loan impairment rate	(104bps)	173bps	(277bps)

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11.5% of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming a 28% tax rate.

	2021	2020	Variance
Capital and balance sheet	£bn	£bn	£m	%
Loans to customers (amortised cost)
- business banking	14.3	13.5	0.8	6
- SME & mid corporates	34.6	32.4	2.2	7
- specialised business	15.5	14.8	0.7	5
- large corporates & institutions (1)	18.8	21.4	(2.6)	(12)
- real estate (2)	18.6	21.5	(2.9)	(13)
- commercial - EU divestment (3)	—	5.9	(5.9)	(100)
- other (4)	0.9	1.6	(0.7)	(44)
Total loans to customers (amortised cost)	102.7	111.1	(8.4)	(8)
Loan impairment provisions	(1.5)	(2.9)	1.4	(48)
Net loans to customers (amortised cost)	101.2	108.2	(7.0)	(6)

Total assets	184.6	187.4	(2.8)	(1)
Customer deposits	177.7	167.7	10.0	6
Loan:deposit ratio	57%	65%	(8)%	(12)
Risk-weighted assets	66.4	75.1	(8.7)	(12)

(1)	Segment reporting for income, impairments and loans to customers for large corporates & institutions (LC&I) includes the Western European business segment.
(2)	Real estate includes commercial real estate and housing associations.
(3)	EU Divestment balances from Q2 2021 integrated within business banking (Q3 2020 - £0.9 billion, Q4 2020 - £1.1 billion) and SME & mid corporates (Q3 2020 - £5.0 billion, Q4 2020 - £4.8 billion), as the Incentivised Switching Scheme (ISS) closed at the end of June 2021.
(4)	Other includes shipping and project finance.

2021 compared with 2020

-

Commercial Banking delivered a resilient performance with a return on equity of 22.0% and operating profit of £2,594 million including a £1,073 million impairment release as the UK economy continued to recover. Returns have improved through active capital management, pricing discipline, and a targeted sector strategy linked to our purpose.

-

Growth in Tyl, our innovative merchant acquiring platform saw over £1.5 billion of transactions in 2021, three times 2020 levels, as transaction activity recovered and customers favoured digital payment solutions and reduced their reliance on cash and branch.

-

Commercial Banking completed £5.2 billion of Climate and Sustainable Funding and Financing in 2021, including £2.7 billion in H2 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

-

Total income was £83 million, or 2.1%, lower than 2020 due to reduced deposit returns in a low interest rate environment and lower lending volumes, partially offset by a recovery in transactional banking fee income in H2 2021 driven by the UK economy.

-	Net interest margin decreased by 14 basis points in 2021 reflecting lower deposit returns.
-

Operating expenses were £76 million, or 3.1%, lower compared with 2020. Other expenses, excluding OLD, decreased by £103 million, or 4.8%, compared with 2020 reflecting cost efficiencies and simplifying our operating model enabling better service to our customers including building momentum in our digital service, whilst reducing our headcount by 9.8%.

-	Impairment release of £1,073 million primarily reflects ECL provision releases related to the improved economic outlook with Stage 3 defaults remaining at low levels.
-

Net loans to customers decreased by £7.0 billion, or 6.4%, compared with 2020 primarily reflecting and targeted sector reductions including real estate, retail and leisure and active capital management of £1.0 billion. Customer liquidity resulted in net revolving credit facility (RCF) repayments of £1.7 billion driven by large corporates & institutions and real estate as well as UK Government financial support scheme repayments of £1.3 billion. RCF utilisation was approximately 19% of committed facilities in 2021, significantly below pre-COVID-19 levels of approximately 27%. These items were partially offset by £1.4 billion lower loan provisions and growth in specialist businesses of £0.7 billion.

-	Customer deposits increased by £10.0 billion, or 6.0%, compared with 2020 reflecting customer behaviour to build and retain liquidity.
-

RWAs decreased by £8.7 billion, or 11.6%, compared with 2020 mainly reflecting business movements including targeted sector reductions in real estate and retail, improvement in risk parameters and active capital management of £1.5 billion.

NatWest Group plc – Annual Report on Form 20-F	17

Financial review continued

Segment performance continued

RBS International

	2021	2020	Variance
Income statement	£m	£m	£m	%
Net interest income	383	371	12	3
Non-interest income	165	126	39	31
Total income	548	497	51	10
Other expenses	(228)	(244)	16	(7)
Strategic costs	(11)	(49)	38	(78)
Litigation and conduct costs	(3)	2	(5)	(250)
Operating expenses	(242)	(291)	49	(17)
Impairment releases/(losses)	52	(107)	159	(149)
Operating profit	358	99	259	262

Performance ratios
Return on equity (1)	22.5%	6.1%	16.4%
Net interest margin	1.01%	1.17%	(0.16)%
Cost:income ratio	44.2%	58.6%	(14.4)%
Loan impairment rate	(33bps)	80bps	(113bps)

(1)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 16% of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes), assuming a 17.5% (14% prior to Q1 2021) tax rate.

	2021	2020	Variance
Capital and balance sheet	£bn	£bn	£m	%
Loans to customers (amortised cost)
- corporate	12.7	10.4	2.3	22
- mortgages	2.4	2.5	(0.1)	(4)
- other	0.5	0.5	—	—
Total loans to customers (amortised cost)	15.6	13.4	2.2	16
Loan impairment provisions	(0.1)	(0.1)	—	—
Net loans to customers (amortised cost)	15.5	13.3	2.2	17

Total assets	40.6	34.0	6.6	19
Customer deposits	37.5	31.3	6.2	20
Risk-weighted assets	7.5	7.5	—	—
Depositary assets (1)	479.4	427.5	51.9	12

(1)	Assets held by RBSI as an independent trustee and in a depositary service capacity.

2021 compared with 2020

-

During 2021 RBS International (RBSI) delivered £358 million of operating profit with return on equity of 22.5% through strong lending and deposit volumes, an impairment release and continued growth in our depositary offering. This was achieved while continuing investment in our digital offering to customers including new payment features on the mobile app for both personal and business customers and the extension of our video banking proposition delivered in 2021.

-

RBSI completed £1.5 billion of Climate and Sustainable Funding and Financing in 2021, including £0.9 billion in H2 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

-

Total income increased by £51 million, or 10.3%, compared with 2020 as a result of higher average lending balances in Institutional Banking, including higher non-utilisation fees, and higher depositary fee income.

-

Net interest margin decreased by 16 basis points in 2021 reflecting a higher proportion of lower yielding assets with central banks due to the higher volume of short term customer deposits in the year.

-

Operating expenses were £49 million, or 16.8% lower compared with 2020. Other expenses decreased by £16 million, or 6.6%, compared with 2020 primarily reflecting the reduction in the bank levy charge for 2021.

-	An impairment release of £52 million in 2021 largely reflects releases across Stage 1 and 2 within the wholesale sector.
-	Net loans to customers increased by £2.2 billion, or 16.5%, compared with 2020 as a result of higher Institutional Banking sector volumes.
-	Customer deposits increased by £6.2 billion, or 19.8%, compared with 2020 as a result of higher call balances in the Institutional Banking sector throughout the year.
-	Depositary assets were £51.9 billion, or 12.1%, higher than 2020 reflecting strong performance in the funds sector primarily in the UK.
-	RWAs of £7.5 billion are broadly stable compared with 2020 as a result of lending volume growth primarily in the Institutional Banking sector, offset by model updates in the period.

NatWest Group plc – Annual Report on Form 20-F	18

Financial review continued

Segment performance continued

NatWest Markets(1)

	2021	2020	Variance
Income statement	£m	£m	£m	%
Net interest income	9	(57)	66	(116)
Non-interest income	406	1,180	(774)	(66)
Total income	415	1,123	(708)	(63)
Other expenses	(907)	(1,038)	131	(13)
Strategic costs	(254)	(267)	13	(5)
Litigation and conduct costs	—	(5)	5	(100)
Operating expenses	(1,161)	(1,310)	149	(11)
Impairment releases/(losses)	35	(40)	75	(188)
Operating loss	(711)	(227)	(484)	213

Analysis of income by product (2)
Fixed income	(64)	518	(582)	(112)
Currencies	427	583	(156)	(27)
Capital Markets	336	384	(48)	(13)
Capital Management Unit & other	(29)	(62)	33	(53)
Income before revenue share paid, asset disposals and OCA	670	1,423	(753)	(53)
Revenue share with other NatWest Group segments	(197)	(193)	(4)	2
Income excluding asset disposals and OCA	473	1,230	(757)	(62)
Asset disposals/strategic risk reduction (3)	(64)	(83)	19	(23)
Own credit adjustments (OCA)	6	(24)	30	(125)
Total income	415	1,123	(708)	(63)

Performance ratios
Return on equity (4)	(13.1)%	(3.8)%	(9.3)%
Cost:income ratio	279.8%	116.7%	163.1%

	2021	2020	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)	7.5	8.4	(0.9)	(11)
Total assets	200.7	270.1	(69.4)	(26)
Funded assets	96.1	105.9	(9.8)	(9)
Risk-weighted assets	24.2	26.9	(2.7)	(10)

(1)	The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group) because the NatWest Markets segment excludes the Central items & other segment.
(2)	Product performance includes gross income earned on a group-wide basis, including amounts contributed to other segments.
(3)	Asset disposals/strategic risk reduction relates to the cost of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.
(4)	Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the period average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAe), assuming a 28% tax rate.

2021 compared with 2020

-

NatWest Markets has supported its customers’ evolving needs with innovative solutions and continued to deliver a more integrated customer proposition across NatWest Group. NatWest Markets has made good progress on building a refocused, sustainable business from which it can grow. NatWest Markets incurred an operating loss in 2021 but has largely completed its RWA reduction and continued to reduce operating expenses, and in Q4 2021, introduced changes to Rates which will improve the strategic alignment with the rest of the business and drive income growth. NatWest Markets performance at the beginning of 2022 has been in line with expectations.

-

NatWest Markets completed £9.7 billion of Climate and Sustainable Funding and Financing in 2021, including £3.3 billion in H2 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

-

Total income was £708 million, or 63.0% lower compared with 2020. Income excluding asset disposals/strategic risk reduction and OCA was £757 million, or 61.5% lower than 2020. The performance of Fixed Income was weak in 2021 impacted by subdued levels of customer activity and the reshaping of the business, in contrast to the prior year which benefitted from exceptional levels of market activity generated by the initial spread of the COVID-19 virus. Both Currencies and Capital Markets income were lower than in 2020 but performed broadly in line with expectations.

-

Operating expenses were £149 million, or 11.4%, lower compared with 2020. Other expenses decreased by £131 million, or 12.6%, compared with 2020 reflecting continued reductions in line with the strategic announcement in February 2020.

-	A net impairment release of £35 million in 2021 reflects releases against a number of cases throughout the year.
-

RWAs decreased by £2.7 billion, or 10.0%, compared with 2020 reflecting lower levels of market risk and counterparty credit risk, including the impact of capital optimisation actions taken throughout the year.

NatWest Group plc – Annual Report on Form 20-F	19

Financial review continued

Segment performance continued

Ulster Bank RoI

Continuing operations

	2021	2020 (1)	Variance
Income statement	£m	£m	£m	%
Net interest income	100	122	(22)	(18)
Non-interest income	128	100	28	28
Total income	228	222	6	3
Other expenses	(421)	(409)	(12)	3
Strategic costs	(22)	(25)	3	(12)
Litigation and conduct costs	(39)	(7)	(32)	457
Operating expenses	(482)	(441)	(41)	9
Impairment releases/(losses)	28	(139)	167	(120)
Operating loss	(226)	(358)	132	(37)

Average exchange rate - €/£	1.163	1.125

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

	2021	2020	Variance
Capital and balance sheet	£bn	£bn	£m	%
Loans to customers (amortised cost)
- mortgages	6.2	13.7	(7.5)	(55)
- other lending	1.0	5.1	(4.1)	(80)
Total loans to customers (amortised cost)	7.2	18.8	(11.6)	(62)
Loan impairment provisions	(0.5)	(0.8)	0.3	(38)
Net loans to customers (amortised cost)	6.7	18.0	(11.3)	(63)

Total assets	22.8	26.6	(3.8)	(14)
Funded assets	22.8	26.6	(3.8)	(14)
Customer deposits	18.4	19.6	(1.2)	(6)
Risk-weighted assets	9.1	11.8	(2.7)	(23)

Spot exchange rate - €/£	1.190	1.113

2021 compared with 2020

-

Ulster Bank RoI continues to make progress on its phased withdrawal from the Republic of Ireland. On 17 December 2021 UBIDAC entered a legally binding agreement with Permanent TSB p.l.c. (PTSB) for the proposed sale of approximately €7.6 billion of gross performing loans as at 30 June 2021, comprising performing non-tracker mortgages, performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its digital platform, and 25 Ulster Bank branch locations. Completion of the sale is subject to obtaining competition, regulatory and other approvals, including PTSB’s holding company shareholder approval, and other conditions being satisfied. The transaction is expected to occur in phases between Q4 2022 and Q1 2023 with the majority of loans expected to transfer by Q4 2022.

-

Progress continues with Allied Irish Banks, p.l.c. (AIB) for the transfer of approximately €4.2 billion, plus up to €2.8 billion of undrawn exposures, of performing commercial lending. A key part of the process is to complete the regulatory approvals and the Competition and Consumer Protection Commission (CCPC) has already carried out an extended preliminary investigation and on 31 December 2021 announced its decision to carry out a Phase 2 investigation into the proposed sale. There is no firm date for the completion of this process. Discussions are ongoing with other counterparties about their potential interest in other parts of the bank.

-

The values shown above represent the continuing operations of Ulster Bank RoI, including re-presented comparatives for the income statement. The re-presentation is in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

-

Total income was £6 million, or 2.7% (€15 million, or 6.0% in euro terms), higher than 2020 reflecting gains arising from the adjustment of the swap hedging portfolio to align the modelled maturity position of deposits and other balances to the withdrawal plan, offset by lower lending levels and fee income as a result of the decision to withdraw from the RoI market.

-

Operating expenses were £41 million, or 9.3%, ( €59 million, or 11.8%, in euro terms) higher compared with 2020. Other expenses were £12 million, or 2.9% (€25 million, or 5.4% in euro terms), higher than 2020, due to higher VAT costs and regulatory levies, partially offset by a 15% reduction in headcount, lower advertising spend and back office operational costs.

-	A net impairment release of £28 million (€33 million) in 2021 reflects improvements in the reducing loan portfolios and economic forecasts.
-	Net loans to customers decreased by £11.3 billion (€12.1 billion) primarily due to the reclassification of £9.0 billion (€10.7 billion) of loans to the disposal group.

NatWest Group plc – Annual Report on Form 20-F	20

Financial review continued

Segment performance continued

Central items & other

	2021	2020	Variance
	£m	£m	£m	%
Central items not allocated	(301)	(653)	352	(54)

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment. Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

2021 compared with 2020

-

Central items not allocated represented a £301 million operating loss in 2021 principally reflecting litigation and conduct charges of £243 million, strategic costs of £201 million and losses on redemption of own debt of £138 million related to the repurchase of legacy instruments, partially offset by a £219 million share of gains under equity accounting for Business Growth Fund, and other Treasury income. 2020 included the day one loss on redemption of own debt of £324 million related to the repurchase of legacy instruments, property-related strategic costs and litigation and conduct charges.

NatWest Group plc – Annual Report on Form 20-F	21

Financial review continued

Summary financial statements

NatWest Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last three years is presented below.

	2021	2020 (1)	2019 (1)
Summary consolidated income statement	£m	£m	£m
Net interest income	7,614	7,476	7,799
Non-interest income	2,898	3,032	6,188
Total income	10,512	10,508	13,987
Operating expenses	(7,758)	(7,858)	(9,280)
Profit before impairment losses	2,754	2,650	4,707
Impairment releases/(losses)	1,278	(3,131)	(724)
Operating profit/(loss) before tax	4,032	(481)	3,983
Tax charge	(996)	(74)	(439)
Profit/(loss) from continuing operations	3,036	(555)	3,544
Profit from discontinued operations, net of tax	276	121	256
Profit/(loss) for the year	3,312	(434)	3,800

Attributable to:
Ordinary shareholders	2,950	(753)	3,133
Preference shareholders	19	26	39
Paid-in equity holders	299	355	367
Non-controlling interests	44	(62)	261
	3,312	(434)	3,800

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

	2021	2020	2019
Summary consolidated balance sheet	£m	£m	£m
Cash and balances at central banks	177,757	124,489	80,993
Trading assets	59,158	68,990	76,745
Derivatives	106,139	166,523	150,029
Settlement balances	2,141	2,297	4,387
Loans to banks and customers - amortised cost	366,672	367,499	334,501
Other financial assets	46,145	55,148	61,452
Other and intangible assets	14,965	14,545	14,932
Assets of disposal groups	9,015	—	—
Total assets	781,992	799,491	723,039

Deposits	506,089	452,345	389,740
Trading liabilities	64,598	72,256	73,949
Settlement balances, derivatives, other financial liabilities and subordinated liabilities	160,658	222,023	206,147
Other liabilities	8,844	9,043	9,647
Owners' equity	41,796	43,860	43,547
Non-controlling interests	7	(36)	9
Total liabilities and equity	781,992	799,491	723,039

NatWest Group plc – Annual Report on Form 20-F	22

Financial statements

NatWest Group plc – Annual Report on Form 20-F	23

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NatWest Group plc

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of NatWest Group plc (the “Group”) as of 31 December 2021 and 2020, the related consolidated income statements, statements of comprehensive income, and changes in equity and cash flow statements for each of the three years in the period ended 31 December 2021, the related Accounting policies and Notes 1 to 34, and the information identified as audited in the Annual remuneration report in the Directors’ remuneration report and in the Risk and capital management section (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 3 March 2022 expressed an unqualified opinion thereon.

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

NatWest Group plc – Annual Report on Form 20-F	24

Report of Independent Registered Public Accounting Firm continued

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Group Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate..

Estimate of expected credit loss provisions
Description of the matter

At 31 December 2021, the Group reported total gross loans of £369.8 billion and associated £3.8 billion of expected credit losses (‘ECL’). As explained more fully in the Accounting policies, the credit risk section of the Risk and capital management section and Note 14 to the consolidated financial statements, ECL is recognised for financial instruments classified as amortised cost or fair value through other comprehensive income. Performing assets are measured at either (i) 12-month ECL (stage 1) or (ii) for those assets that are considered to have a significant increase in credit risk (‘SICR’), lifetime ECL (stage 2). Defaulted assets (stage 3) are also measured at lifetime ECL.

Auditing the ECL estimate was complex due to the judgmental methods used to to estimate the ECL, including: accounting interpretations, modelling assumptions and the selection and use of the data used to build and run modelled estimates of Probability of Default (‘PD’), Loss Given Default (‘LGD’) and Exposure at Default (‘EAD’); how to allocate assets between the stages; multiple probability weighted economic scenarios incorporated in the models; post-model adjustments applied; and the recovery and timing assumptions for individually provided stage 3 ECLs. The ongoing impact of COVID-19 led to increased judgments applied in these areas

How we addressed the matter in our audit

We evaluated the design and tested the operating effectiveness of controls over the processes relevant to ECL, including the judgements and estimates noted above. The controls we tested included, amongst others, controls over the monitoring of the criteria used to allocate assets into stages, model governance, economic forecasting, credit monitoring, individual provisions and the governance over the review of the overall ECL, including the application of model adjustments.

To test the ECL provision, amongst other procedures, we performed an overall assessment of the ECL provision levels by stage to assess if they were reasonable by considering the overall credit quality of the Group’s portfolios, risk profile, the ongoing impact of COVID-19, and the macroeconomic environment, by considering trends in the economy and industries to which the Group is exposed as well as performing peer benchmarking, where available, to assess overall staging and provision coverage levels.

We evaluated the criteria used to allocate a financial asset to stage 1, 2 or 3 in accordance with IFRS 9; this included peer benchmarking to assess staging levels. We recalculated the assets in stage 1, 2 and 3 to assess if they were allocated to the appropriate stage and performed sensitivity analysis to assess the impact of different criteria on the ECL and also considered the impact of performing collective staging downgrades to higher risk industries and geographic regions.

We involved modelling specialists to assist us to test a sample of ECL models, by testing the assumptions, inputs and formulae used. This included a combination of assessing the model design and formulae, alternative modelling techniques, recalculating the PD, LGD and EAD, and model implementation. We also considered the results of the Group’s internal model validation results.

To evaluate data quality used in the ECL estimate, we agreed a sample of ECL calculation data points to source systems, including balance sheet date data used to run the models and historic loss data to monitor the models. We also tested the ECL data points input into the IT systems where the ECL calculations are performed through to the general ledger and disclosures.

We involved our economic specialists to assist us to evaluate the base case and alternative economic scenarios used in the calculation of the probability weighted forward looking ECL, including evaluating probability weights and comparing these to other scenarios from a variety of external sources.

We tested a sample of post-model adjustments including those which continued to be applied as a result of COVID-19 uncertainty. With our modelling specialists, we assessed the risk of bias and the completeness of these adjustments by considering the data, judgments, methodology, sensitivities, and governance of these adjustments.

We recalculated and performed procedures to assess the recovery and timing scenarios, assumptions and cash flows for a sample of individually provided stage 3 ECLs, including the alternative scenarios and the probability weights assigned, involving valuation specialists where appropriate.

NatWest Group plc – Annual Report on Form 20-F	25

Report of Independent Registered Public Accounting Firm continued

Impairment of goodwill
Description of the matter

At 31 December 2021, the Group had reported goodwill of £5.5 billion as explained in Notes 16 and 17 to the consolidated financial statements. The recognition and carrying value of goodwill is based on value-in-use (VIU) models, which involve estimates of future profitability, which require significant management judgement and include the risk of management bias due to the forward-looking nature and inherent uncertainties associated with the key assumptions

How we addressed the matter in our audit

We evaluated the design and tested the operating effectiveness of controls over the preparation and review of the forecasts, and the significant assumptions (such as the discount rate and long-term growth rate), inputs, calculations, methodologies and judgements used in the value-in-use models. This included testing controls over the selection of macroeconomic assumptions.

To test the valuation of goodwill, amongst other procedures, we involved internal economic specialists to evaluate the macroeconomic assumptions that were used in the Group’s forecasts.

We assessed the reasonableness of revenue and cost forecasts by evaluating the underlying business strategies, comparing to expected market trends and historical performance and considering anticipated balance sheet growth. With the assistance of our valuation specialists, we tested the reasonableness of key performance indicators used in the forecasts by comparing against peers.

We evaluated the method of calculating the recoverable amount and how the discount rates and long-term growth rates used by management compared to our ranges which were developed using peer practice, external market data and calculations performed by our valuation specialists. We also assessed changes to the valuation methodology and benchmarked against industry practice.

We evaluated how management considered alternative assumptions and performed our own sensitivity and scenario analyses on certain assumptions, such as revenue and cost forecasts, discount rate and long-term growth rates and other key performance indicators on both the detailed forecasts and on an overall basis.

Provisions for customer redress, litigation and other regulatory matters
Description of the matter

At 31 December 2021, the Group has reported £1.3 billion of provisions for liabilities and charges, including £0.8 billion for customer redress, litigation and other regulatory matters as detailed in Note 20 to the consolidated financial statements. Regulatory scrutiny and the continued litigious environment give rise to a high level of management judgement in determining appropriate provisions and disclosures for specific customer redress, litigation and other regulatory matters. Management judgement is needed to determine whether a present obligation exists, a provision should be recorded and how to measure any required provision in accordance with the accounting criteria set out under IAS 37.

Auditing the adequacy of these provisions was complex due to management’s judgement in the selection and use of assumptions to determine if a present obligation exists, if an outflow is probable and can be estimated, and adequately disclosed.

How we addressed the matter in our audit

We evaluated the design and tested the operating effectiveness of controls over the identification, estimation, monitoring and disclosure of provisions related to customer redress, litigation and other regulatory matters.

We received confirmations from the Group’s external legal counsel for matters to evaluate the existence of the obligation and management’s estimate of the outflow at year-end. Amongst other procedures, we also conducted inquiries with internal legal counsel over the existence of the legal obligations and related provisions.

Where appropriate, we involved our conduct risk and forensics specialists to assist us in evaluating the provisions for specific customer redress, litigation and other regulatory matters.

We evaluated the disclosures provided on customer redress, litigation and other regulatory matters to assess whether they complied with accounting standards.

NatWest Group plc – Annual Report on Form 20-F	26

Report of Independent Registered Public Accounting Firm continued

Valuation of financial instruments with higher risk characteristics including related income from trading activities
Description of the matter

As reported in Note 12 to the financial statements, as at 31 December 2021, the Group held financial instruments with higher risk characteristics. This included (but is not limited to) reported level 3 assets of £2.0 billion and level 3 liabilities of £0.6 billion whose value is dependent on unobservable inputs.

The valuation of those financial instruments with higher risk characteristics involved both significant judgement and the risk of inappropriate revenue recognition through incorrect pricing as outlined below.

Auditing management’s judgements and assumptions used in the estimation of the fair value of these instruments was complex due to the judgemental nature of valuation techniques, modelling assumptions, significant illiquid inputs and certain valuation adjustments. Complex models were used to value exotic features in certain interest rate swaps and options and foreign exchange options. Judgmental unobservable inputs included discount rates associated with derivatives with complex collateral arrangements and illiquid securities and loans. Judgmental fair value adjustments included Funding Valuation Adjustments (FVA), Credit Valuation Adjustments (CVA), and material product and deal specific adjustments on long-dated derivative portfolios

How we addressed the matter in our audit

We evaluated the design and tested the operating effectiveness of controls relating to financial instrument valuation and related income statement measurement, which included controls over the bank’s independent price verification process, valuation models governance, collateral management and income statement analysis.

Amongst other procedures, we involved our financial instrument valuation and modelling specialists to assist us in testing complex model-dependent valuations by performing independent revaluation to assess the appropriateness of models and the adequacy of both assumptions and inputs. We also independently re-priced instruments that had been valued using illiquid pricing inputs, using alternative pricing sources, where available, to evaluate management’s valuation. In addition, we compared fair value adjustment methodologies against current market practice.

With the assistance of our specialists we revalued a sample of counterparty level FVAs and CVAs, comparing funding spreads to third party data and independently assessed illiquid CVA inputs. We also tested material product and deal specific adjustments on long-dated derivative portfolios and assessed other information, including trading activity, asset disposals and collateral discrepancies, to evaluate modelling assumptions and inputs

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016

London, United Kingdom

3 March 2022

NatWest Group plc – Annual Report on Form 20-F	27

Independent auditors’ report to the members of NatWest Group plc

To the Shareholders and the Board of Directors of NatWest Group plc

Opinion on Internal Control over Financial Reporting

We have audited NatWest Group plc’s (the “Group”) internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2021 and 2020, the related consolidated income statements, statements of comprehensive income and changes in equity and cash flow statements for each of the three years in the period ended 31 December 2021, the related Accounting policies and Notes 1 to 34, and the information identified as audited in the Annual remuneration report in the Directors’ Remuneration Report and in the Risk and capital management section and our report dated 3 March 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016

London, United Kingdom

3 March 2022

NatWest Group plc – Annual Report on Form 20-F	28

Consolidated income statement for the year ended 31 December 2021

		2021	2020 (1)	2019 (1)
	Note	£m	£m	£m
Interest receivable		9,313	9,798	11,127
Interest payable		(1,699)	(2,322)	(3,328)
Net interest income	1	7,614	7,476	7,799
Fees and commissions receivable		2,698	2,722	3,345
Fees and commissions payable		(574)	(722)	(848)
Income from trading activities		323	1,125	932
Other operating income		451	(93)	2,759
Non-interest income	2	2,898	3,032	6,188
Total income		10,512	10,508	13,987
Staff costs		(3,676)	(3,878)	(3,976)
Premises and equipment		(1,133)	(1,222)	(1,258)
Other administrative expenses		(2,026)	(1,845)	(2,828)
Depreciation and amortisation		(923)	(913)	(1,218)
Operating expenses	3	(7,758)	(7,858)	(9,280)
Profit before impairment releases/(losses)		2,754	2,650	4,707
Impairment releases/(losses)	15	1,278	(3,131)	(724)
Operating profit/(loss) before tax		4,032	(481)	3,983
Tax charge	7	(996)	(74)	(439)
Profit/(loss) from continuing operations		3,036	(555)	3,544
Profit from discontinued operations, net of tax (2)	8	276	121	256
Profit/(loss) for the year		3,312	(434)	3,800

Attributable to:
Ordinary shareholders		2,950	(753)	3,133
Preference shareholders		19	26	39
Paid-in equity holders		299	355	367
Non-controlling interests		44	(62)	261
		3,312	(434)	3,800

Earnings per ordinary share - continuing operations	9	23.0p	(7.2p)	23.9p
Earnings per ordinary share - discontinued operations	9	2.4p	1.0p	2.1p
Total earnings per share attributable to ordinary shareholders - basic	9	25.4p	(6.2p)	26.0p
Earnings per ordinary share - fully diluted continuing operations	9	22.9p	(7.2p)	23.8p
Earnings per ordinary share - fully diluted discontinued operations	9	2.4p	1.0p	2.1p
Total earnings per share attributable to ordinary shareholders - fully diluted	9	25.3p	(6.2p)	25.9p

(1)	Comparative results have been re-presented from those previously published to reclassify certain items as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	The results of discontinued operations, comprising the post-tax profit is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 8 to the consolidated financial statements.

The accompanying notes on pages 43 to 110, the Accounting policies on pages 36 to 42, the audited sections of the Financial review on pages 9 to 22 and the audited sections of the Risk and capital management sections on pages 172 to 269 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F, form an integral part of these financial statements.

NatWest Group plc – Annual Report on Form 20-F	29

Consolidated statement of comprehensive income for the year ended 31 December 2021

	2021	2020	2019
	£m	£m	£m
Profit/(loss) for the year	3,312	(434)	3,800
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- other movements (1)	(669)	4	(142)
Loss on fair value of credit in financial liabilities designated at FVTPL due to own credit risk	(29)	(52)	(189)
FVOCI financial assets	13	(64)	(71)
Tax	164	42	28
	(521)	(70)	(374)

Items that do qualify for reclassification
FVOCI financial assets	(100)	44	(14)
Cash flow hedges	(848)	271	294
Currency translation	(382)	276	(1,836)
Tax	213	(89)	(170)
	(1,117)	502	(1,726)
Other comprehensive (loss)/income after tax	(1,638)	432	(2,100)
Total comprehensive income/(loss) for the year	1,674	(2)	1,700

Attributable to:
Ordinary shareholders	1,308	(338)	1,044
Preference shareholders	19	26	39
Paid-in equity holders	299	355	367
Non-controlling interests	48	(45)	250
	1,674	(2)	1,700

(1)	Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. There was also a pre-tax loss of £192 million (€224 million) in relation to the re-measurement of the Group’s Republic of Ireland pension schemes, primarily as a result of significant movements in underlying actuarial assumptions (2020: pre-tax gain of £72 million (€81 million)). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.

The accompanying notes on pages 43 to 110, the Accounting policies on pages 36 to 42, the audited sections of the Financial review on pages 9 to 22 and the audited sections of the Risk and capital management sections on pages 172 to 269 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F, form an integral part of these financial statements.

NatWest Group plc – Annual Report on Form 20-F	30

Consolidated balance sheet as at 31 December 2021

		2021	2020
	Note	£m	£m
Assets
Cash and balances at central banks	10	177,757	124,489
Trading assets	13	59,158	68,990
Derivatives	14	106,139	166,523
Settlement balances		2,141	2,297
Loans to banks - amortised cost	10	7,682	6,955
Loans to customers - amortised cost	10	358,990	360,544
Securities subject to repurchase agreements		11,746	11,542
Other financial assets excluding securities subject to repurchase agreements		34,399	43,606
Other financial assets	16	46,145	55,148
Intangible assets	17	6,723	6,655
Other assets	18	8,242	7,890
Assets of disposal groups	8	9,015	—
Total assets		781,992	799,491

Liabilities
Bank deposits	10	26,279	20,606
Customer deposits	10	479,810	431,739
Settlement balances		2,068	5,545
Trading liabilities	13	64,598	72,256
Derivatives	14	100,835	160,705
Other financial liabilities	19	49,326	45,811
Subordinated liabilities	20	8,429	9,962
Notes in circulation		3,047	2,655
Other liabilities	21	5,797	6,388
Total liabilities		740,189	755,667

Ordinary shareholders' interests		37,412	38,367
Other owners’ interests		4,384	5,493
Owners’ equity	22	41,796	43,860
Non-controlling interests		7	(36)
Total equity		41,803	43,824

Total liabilities and equity		781,992	799,491

The accompanying notes on pages 43 to 110, the Accounting policies on pages 36 to 42, the audited sections of the Financial review on pages 9 to 22 and the audited sections of the Risk and capital management sections on pages 172 to 269 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F, form an integral part of these financial statements.

The accounts were approved by the Board of directors on 17 February 2022 and signed on its behalf by:

Howard Davies	Alison Rose-Slade	Katie Murray	NatWest Group plc
Chairman	Group Chief Executive Officer	Group Chief Financial Officer	Registered No. SC45551

NatWest Group plc – Annual Report on Form 20-F	31

Consolidated statement of changes in equity for the year ended 31 December 2021

	2021	2020	2019
	£m	£m	£m
Called-up share capital - at 1 January	12,129	12,094	12,049
Ordinary shares issued	37	35	45
Share cancellation (1,5)	(698)	—	—
At 31 December	11,468	12,129	12,094

Paid-in equity - at 1 January	4,999	4,058	4,058
Redeemed	—	(1,277)	—
Reclassified (2)	(2,046)	—	—
Securities issued during the period	937	2,218	—
At 31 December	3,890	4,999	4,058

Share premium - at 1 January	1,111	1,094	1,027
Ordinary shares issued	50	17	67
At 31 December	1,161	1,111	1,094

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881

FVOCI reserve - at 1 January	360	138	343
Unrealised gains/(losses)	32	76	(107)
Realised (gains)/losses (3)	(122)	152	(90)
Tax	(1)	(6)	(8)
At 31 December	269	360	138

Cash flow hedging reserve - at 1 January	229	35	(191)
Amount recognised in equity	(687)	321	573
Amount transferred from equity to earnings	(161)	(50)	(279)
Tax	224	(77)	(68)
At 31 December	(395)	229	35

Foreign exchange reserve - at 1 January	1,608	1,343	3,278
Retranslation of net assets	(484)	297	(428)
Foreign currency gains/(losses) on hedges of net assets	88	(55)	83
Tax	(17)	6	(110)
Recycled to profit or loss on disposal of businesses	10	17	(1,480)
At 31 December	1,205	1,608	1,343

Capital redemption reserve - at 1 January	—	—	—
Share cancellation (1)	698	—	—
Redemption of preference shares	24	—	—
At 31 December	722	—	—

Retained earnings - at 1 January	12,567	13,946	14,312
Implementation of IFRS 16 on 1 January 2019	—	—	(187)
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	2,992	(493)	3,283
- discontinued operations	276	121	256
Equity preference dividends paid	(19)	(26)	(39)
Paid-in equity dividends paid	(299)	(355)	(367)
Ordinary dividends paid	(693)	—	(3,018)
Shares repurchased during the year (1,5)	(1,423)	—	—
Unclaimed dividend	—	2	—
Redemption of preference shares	(24)	—	—
Redemption/reclassification of paid-in equity (2,6)	150	(355)	—
Realised gains/(losses) in period on FVOCI equity shares
- gross	3	(248)	112
- tax	—	—	—
Remeasurement of the retirement benefit schemes
- other movements (4)	(669)	4	(142)
- tax (4)	168	22	24
Changes in fair value of credit in financial liabilities designated at FVTPL
- gross	(29)	(52)	(189)
- tax	3	8	20
Shares issued under employee share schemes	8	(11)	(6)
Share-based payments (7)	(45)	4	(113)
At 31 December	12,966	12,567	13,946

For the notes to this table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F	32

Consolidated statement of changes in equity for the year ended 31 December 2021 continued

	2021	2020	2019
	£m	£m	£m
Own shares held - at 1 January	(24)	(42)	(21)
Shares issued under employee share schemes	36	95	39
Own shares acquired (1)	(383)	(77)	(60)
At 31 December	(371)	(24)	(42)
Owners' equity at 31 December	41,796	43,860	43,547
Non-controlling interests - at 1 January	(36)	9	754
Currency translation adjustments and other movements	4	17	(11)
Profit/(loss) attributable to non-controlling interests	44	(62)	261
Dividends paid	(5)	—	(5)
Equity raised	—	—	45
Equity withdrawn and disposals	—	—	(1,035)
At 31 December	7	(36)	9

Total equity at 31 December	41,803	43,824	43,556

Attributable to:
Ordinary shareholders	37,412	38,367	38,993
Preference shareholders	494	494	496
Paid-in equity holders	3,890	4,999	4,058
Non-controlling interests	7	(36)	9
	41,803	43,824	43,556

(1)	In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI), at 190.5p per share for the total consideration of £1.13 billion. NatWest Group cancelled 391 million of the purchased ordinary shares, amounting to £744 million excluding fees, and held the remaining 200 million in own shares held, amounting to £381 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2)	In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 capital notes.
(3)	In 2020, the completion of the Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI).
(4)	Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. There was also a pre-tax loss of £192 million (€224 million) in relation to the re-measurement of the Group’s Republic of Ireland pension schemes, primarily as a result of significant movements in underlying actuarial assumptions (2020: pre-tax gain of £72 million (€81 million)). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.
(5)	In line with the announcement in July 2021, NatWest Group plc repurchased and cancelled 310.8 million shares for total consideration of £676.2 million excluding fees. Of the 310.8 million shares bought back, 2.8 million shares were settled and cancelled in January 2022. The nominal value of the share cancellations has been transferred to the capital redemption reserve with the share premium element to retained earnings.
(6)	The redemption of paid-in equity includes a tax credit of £16 million.
(7)	Share-based payments includes a tax credit of £10 million.

The accompanying notes on pages 43 to 110, the Accounting policies on pages 36 to 42, the audited sections of the Financial review on pages 9 to 22 and the audited sections of the Risk and capital management sections on pages 172 to 269 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F, form an integral part of these financial statements.

NatWest Group plc – Annual Report on Form 20-F	33

Consolidated cash flow statement for the year ended 31 December 2021

		2021	2020	2019
	Note	£m	£m	£m
Cash flows from operating activities
Operating profit/(loss) before tax from continuing operations (1)		4,032	(481)	3,983
Operating profit before tax from discontinued operations		279	130	249
Adjustments for:
Impairment (releases)/losses		(1,335)	3,242	696
Amortisation of discounts and premiums of other financial assets		203	267	255
Depreciation and amortisation		923	914	1,220
Change in fair value taken to profit or loss of other financial assets		1,771	(1,474)	(280)
Change in fair value taken to profit or loss on other financial liabilities and subordinated liabilities		(1,083)	962	856
Elimination of foreign exchange differences		2,446	(2,497)	949
Other non-cash items		(164)	(2)	(272)
Income receivable on other financial assets		(581)	(518)	(854)
(Profit)/loss on sale of other financial assets		(118)	(96)	22
(Profit)/loss on sale of subsidiaries and associates		(48)	16	(2,224)
Share of (profit)/loss of associates		(216)	30	14
Loss/(profit) on sale of other assets and net assets/liabiltiies		23	(16)	(58)
Interest payable on MRELs and subordinated liabilities		964	1,182	1,151
Loss on sale of MRELs and subordinated liabilities		145	324	—
Charges and releases on provisions		478	296	1,243
Defined benefit pension schemes		215	215	188
Net cash flows from trading activities		7,934	2,494	7,138
Decrease/(increase) in trading assets		7,751	4,147	(659)
Decrease/(increase) in derivative assets		59,697	(16,173)	(16,680)
Decrease/(increase) in settlement balance assets		156	2,090	(1,459)
(Increase)/decrease in loans to banks		(252)	(554)	3,563
Decrease/(increase) in loans to customers		2,721	(33,748)	(22,642)
(Increase)/decrease in other financial assets		(128)	221	924
(Increase)/decrease in other assets		(57)	8	707
Increase in assets of disposal groups		(9,015)	—	—
Increase/(decrease) in banks deposits		5,673	113	(2,804)
Increase in customer deposits		48,071	62,492	8,333
(Decrease)/increase in settlement balance liabilities		(350)	(1,652)	1,003
(Decrease)/increase in trading liabilities		(7,658)	(1,693)	1,599
(Decrease)/increase in derivative liabilities		(59,870)	13,826	17,982
Increase/(decrease) in other financial liabilities		938	(1,085)	2,871
Increase/(decrease) in notes in circulation		392	546	(43)
Decrease in other liabilities		(1,463)	(1,723)	(2,634)
Changes in operating assets and liabilities		46,606	26,815	(9,939)
Income taxes paid		(856)	(214)	(278)
Net cash flows from operating activities (2)		53,684	29,095	(3,079)

NatWest Group plc – Annual Report on Form 20-F	34

Consolidated cash flow statement for the year ended 31 December 2021 continued

		2021	2020	2019
	Note	£m	£m	£m
Cash flows from investing activities
Sale and maturity of other financial assets		16,859	25,952	19,990
Purchase of other financial assets		(10,150)	(18,825)	(21,345)
Income received on other financial assets		581	518	854
Net movement in business interests and intangible assets	28	(3,489)	(70)	(84)
Sale of property, plant and equipment		165	348	428
Purchase of property, plant and equipment		(901)	(376)	(559)
Net cash flows from investing activities		3,065	7,547	(716)

Cash flows from financing activities
Movement in MRELs		2,736	636	1,927
Movement in subordinated liabilities		(3,452)	(2,381)	(1,064)
Ordinary shares issued		—	—	17
Share cancellation		(1,806)	(2)	(21)
Dividends paid		(1,016)	(381)	(3,429)
Issue of paid-in equity		937	2,218	—
Net cash flows from financing activities		(2,601)	90	(2,570)
Effects of exchange rate changes on cash and cash equivalents		(2,641)	1,879	(1,983)

Net increase/(decrease) in cash and cash equivalents		51,507	38,611	(8,348)
Cash and cash equivalents at 1 January		139,199	100,588	108,936
Cash and cash equivalents at 31 December	30	190,706	139,199	100,588

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	Includes interest received of £9,696 million (2020 - £10,007 million, 2019 - £11,245 million) and interest paid of £1,668 million (2020 - £2,414 million, 2019 - £3,318 million).

The accompanying notes on pages 43 to 110, the Accounting policies on pages 36 to 42, the audited sections of the Financial review on pages 9 to 22 and the audited sections of the Risk and capital management sections on pages 172 to 269 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F, form an integral part of these financial statements.

NatWest Group plc – Annual Report on Form 20-F	35

Accounting policies

This section includes the basis of preparation of the financial statements and the significant accounting policies used to prepare the financial statements.

Our accounting policies are the specific principles, bases, conventions, rules, and practices we apply in preparing and presenting the financial statements. Further information is provided where judgment and estimation is applied to critical accounting policies and key sources of estimation uncertainty.

Future accounting developments details new or amendments to existing accounting standards, when they are effective from and where the NatWest Group is assessing their impact on future financial statements.

1. Presentation of financial statements

NatWest Group plc is incorporated in the UK and registered in Scotland. The financial statements are presented in the functional currency, pounds sterling.

NatWest Group plc’s consolidated financial statements incorporate the results of NatWest Group plc and the entities it controls. Control arises when NatWest Group plc has the power to direct the activities of an entity so as to affect the return from the entity. Control is assessed by reference to our ability to enforce our will on the other entity, typically through voting rights. The consolidated financial statements are prepared under consistent accounting policies.

Transactions and balances between Group companies are eliminated in the consolidated financial statements to show only those transactions and balances external to the NatWest Group.

The audited financial statements are set out on pages 29 to 110 and the audited sections of Risk and capital management on pages 172 to 269 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F, form an integral part of these financial statements. The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved (see the Report of the directors, page 168 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F) and in accordance with UK adopted International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union. The significant accounting policies and related judgments are set out below.

Except for certain financial instruments as described in Accounting policies 10 and 15 and investment property, the financial statements are presented on a historical cost basis.

Accounting policy changes effective 1 January 2021.

The IASB amended IFRS 16 Leases with “COVID-19 amendments on lease modifications – Amendments to IFRS 16 – Leases (IFRS 16)”. The effect of the amendment on NatWest Group’s financial statements is immaterial.

2. Revenue recognition

Interest income and expense are recognised in the income statement using the effective interest rate method for: all financial instruments measured at amortised cost, debt instruments measured as fair value through other comprehensive income and the effective part of any related accounting hedging instruments. Finance lease income is recognised at a constant periodic rate of return before tax on the net investment on the lease. Negative interest on financial assets is presented in interest payable and negative interest on financial liabilities is presented in interest receivable.

Other interest relating to financial instruments measured at fair value is recognised as part of the movement in fair value and is reported in income from trading activities or other operating income as relevant. Fees in respect of services are recognised as the right to consideration accrues through the performance of each distinct service obligation to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable.

3. Discontinued operations, Held for sale and Disposal group

The results of discontinued operations (comprising the post-tax profit or loss of discontinued operations and the post-tax results of either the ongoing measurement at fair value less costs to sell or disposal of the discontinued operation) are excluded from the results of continuing operations and are presented as a single amount as profit/(loss) from discontinued operations, net of tax in the income statement. Comparatives are represented for the income statement, cash flow statement, statement of changes in equity and related notes.

An asset or disposal group (assets and liabilities) is classified as held for sale if NatWest Group will recover its carrying amount principally through a sale transaction rather than through continuing use. These are measured at the lower of its carrying amount or fair value less cost to sell unless scoped out of IFRS 5 in which case the existing measurement provisions of IFRS apply. These are presented as single amounts, comparatives are not represented.

NatWest Group plc – Annual Report on Form 20-F	36

Accounting policies continued

4. Staff costs

Employee costs, such as salaries, paid absences, and other benefits are recognised over the period in which the employees provide the related services to NatWest Group. Employees may receive variable compensation in cash, in deferred cash or debt instruments of NatWest Group or in ordinary shares of NatWest Group plc. NatWest Group operates a number of share-based compensation schemes under which it grants awards of NatWest Group plc shares and share options to its employees. Such awards are subject to vesting conditions.

Variable compensation that is settled in cash or debt instruments is charged to the income statement on a straight-line basis over the period during which services are provided, taking account of forfeiture and clawback criteria. The value of employee services received in exchange for NatWest Group plc shares and share options is recognised as an expense over the vesting period, subject to deferral. clawback and forfeiture criteria with a corresponding increase in equity. The fair value of the instruments granted is based on market prices at the grant date.

Defined contribution pension scheme

A scheme where NatWest Group pays fixed contributions and there is no legal or constructive obligation to pay further contributions or benefits. Contributions are recognised in the income statement as employee service costs accrue.

Defined benefit pension scheme

A scheme that defines the benefit an employee will receive on retirement and is dependent on one or more factors such as age, salary, and years of service. The net of the recognisable scheme assets and obligations is reported on the balance sheet in other assets or other liabilities. The defined benefit obligation is measured on an actuarial basis. The charge to the income statement for pension costs (mainly the service cost and the net interest on the net defined benefit asset or liability) is recognised in operating expenses.

Actuarial gains and losses (i.e. gains and/or losses on re-measuring the net defined benefit asset or liability due to changes in actuarial measurement assumptions) are recognised in other comprehensive income in full in the period in which they arise, and not subject to recycling to the income statement.

The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised on the balance sheet if the criteria of the asset ceiling test are met. This requires the net defined benefit surplus to be limited to the present value of any economic benefits available to NatWest Group in the form of refunds from the plan or reduced contributions to it.

NatWest Group will recognise a liability where a minimum funding requirement exists for any of its defined benefit pension schemes. This reflects agreed minimum funding and the availability of a net surplus as determined as described above. When estimating the liability for minimum funding requirements NatWest Group plc only include contributions that are substantively or contractually agreed and do not include discretionary features, including dividend-linked contributions

5. Intangible assets and goodwill

Intangible assets are identifiable non-monetary assets without physical substance acquired by NatWest Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is a method to spread the cost of such assets over time to the income statement. This is charged to the income statement over the assets' estimated useful economic lives using methods that best reflect the pattern of economic benefits. The estimated useful economic lives are:

Computer software	3 to 12 years
Other acquired intangibles	5 to 10 years

Expenditure on internally generated goodwill and brands is charged to the income statement as incurred.

Direct costs relating to the development of internal-use computer software are reported on the balance sheet after technical feasibility and economic viability have been established. These direct costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software can operate as intended.

During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate.

Costs incurred prior to the establishment of technical feasibility and economic viability are expensed to the income statement as incurred, as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also reported on the balance sheet

Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration paid, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net assets over the net fair value of the subsidiary’s identifiable assets, liabilities, and contingent liabilities.

Goodwill is measured at initial cost less any subsequent impairment losses. The gain or loss on the disposal of a subsidiary includes the carrying value of any related goodwill when such transactions occur.

NatWest Group plc – Annual Report on Form 20-F	37

Accounting policies continued

6. Impairment of non-financial assets

At each balance sheet date, NatWest Group assesses whether there is any indication that its intangible assets or property, plant and equipment are impaired. If any such indication exists, NatWest Group estimates the recoverable amount of the asset and compares it to its balance sheet value to calculate if an impairment loss should be charged to the income statement. The balance sheet value of the asset is reduced by the amount of the impairment loss. A reversal of an impairment loss on intangible assets or property, plant and equipment is recognised in the income statement provided the increased carrying value is not greater than it would have been had no impairment loss been recognised.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment losses on goodwill are not reversed

The recoverable amount of an asset that does not generate cash flows that are independent from those of other assets or groups of assets, is determined as part of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to NatWest Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell or its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been considered in estimating future cash flows.

7. Foreign currencies

Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences are recognised in the income statement except for differences arising on non-monetary financial assets classified as fair value through other comprehensive income.

Income and expenses of foreign subsidiaries and branches are translated into sterling at average exchange rates unless these do not approximate the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to the income statement on disposal of a foreign operation.

8. Provisions and contingent liabilities

NatWest Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to pay to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when NatWest Group has a constructive obligation. An obligation exists when NatWest Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected either by starting to implement the plan or by announcing its main features.

NatWest Group recognises any onerous cost of the present obligation under a contract as a provision. An onerous cost is the unavoidable cost of meeting its contractual obligations that exceed the expected economic benefits. When NatWest Group intends to vacate a leasehold property or right of use asset, the asset would be tested for impairment and a provision may be recognised for the ancillary contractual occupancy costs, such as rates.

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable, or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

9. Tax

Tax encompassing current tax and deferred tax is recognised in the income statement except when taxable items are recognised in other comprehensive income or equity. Tax consequences arising from servicing financial instruments classified as equity are recognised in the income statement in line with IAS 12.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year arising in the income statement, other comprehensive income or equity. Provision is made for current tax at rates enacted, or substantively enacted, at the balance sheet date.

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

NatWest Group plc – Annual Report on Form 20-F	38

Accounting policies continued

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

10. Financial instruments

Financial instruments are measured at fair value on initial recognition on the balance sheet.

Monetary financial assets are classified into one of the following subsequent measurement categories (subject to business model assessment and review of contractual cash flow for the purposes of sole payments of principal and interest where applicable):

-	amortised cost measured at cost using the effective interest rate method, less any impairment allowance;
-	fair value through other comprehensive income (FVOCI) measured at fair value, using the effective interest rate method and changes in fair value through other comprehensive income;
-	mandatory fair value through profit or loss (MFVTPL) measured at fair value and changes in fair value reported in the income statement; or
-	designated at fair value through profit or loss (DFV) measured at fair value and changes in fair value reported in the income statement.

Classification by business model reflects how NatWest Group manages its financial assets to generate cash flows. A business model assessment helps to ascertain the measurement approach depending on whether cash flows result from holding financial assets to collect the contractual cash flows, from selling those financial assets, or both.

Business model assessment of assets is made at portfolio level, being the level at which they are managed to achieve a predefined business objective. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives for the portfolio, its risk management, manager’s remuneration and the ability to monitor sales of assets from a portfolio.

The contractual terms of a financial asset; any leverage features; prepayment and extension terms; and triggers that might reset the effective rate of interest; are considered in determining whether cash flows are solely payments of principal and interest.

Certain financial assets may be designated at fair value through profit or loss (DFV) upon initial recognition if such designation eliminates, or significantly reduces, accounting mismatch.

Equity shares are measured at fair value through profit or loss unless specifically elected as at fair value through other comprehensive income (FVOCI).

Upon disposal, the cumulative gains or losses in fair value through other comprehensive income reserve are recycled to the income statement for monetary assets and non-monetary assets (equity shares) the cumulative gains or losses are transferred directly to retained earnings.

Regular way purchases of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Financial liabilities are classified into one of following measurement categories:

-	amortised cost measured at cost using the effective interest rate method;
-	held for trading measured at fair value and changes in fair value reported in income statement; or
-	designated at fair value through profit or loss measured at fair value and changes in fair value reported in the income statement except changes in fair value attributable to the credit risk component recognised in other comprehensive income when no accounting mismatch occurs.

11. Impairment: expected credit losses (ECL)

At each balance sheet date each financial asset or portfolio of financial assets measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment (other than those classified as held for trading) is assessed for impairment. Any change in impairment is reported in the income statement. Loss allowances are forward-looking, based on 12-month ECL where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses.

ECL are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is a reduction in the net present value of expected cash flows. Following a significant increase in credit risk, ECL are adjusted from 12 months to lifetime. This will lead to a higher impairment charge.

Judgment is exercised as follows:

-	Models – in certain low default portfolios, Basel parameter estimates are also applied for IFRS 9.
-	Non-modelled portfolios, mainly in Private Banking, RBSI and Lombard, use a standardised capital requirement under Basel II. Under IFRS 9, they have bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level.
-	Multiple economic scenarios (MES) – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.
-	Significant increase in credit risk – IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

NatWest Group plc – Annual Report on Form 20-F	39

Accounting policies continued

On restructuring where a financial asset is not derecognised, the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset.

Where in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where NatWest Group’s acquired interest is in equity shares, relevant policies for control, associates and joint ventures apply.

Impaired financial assets are written off and therefore derecognised from the balance sheet when NatWest Group concludes that there is no longer any realistic prospect of recovery of part, or all, of the loan. For financial assets that are individually assessed for impairment, the timing of the write-off is determined on a case-by-case basis. Such financial assets are reviewed regularly and write-off will be prompted by bankruptcy, insolvency, re-negotiation, and similar events.

The typical time frames from initial impairment to write-off for NatWest Group’s collectively assessed portfolios are:

-	Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively;
-	Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off;
-	Overdrafts and other unsecured loans: write-off occurs within six years;
-	Commercial loans: write-offs are determined in the light of individual circumstances; and Business loans are generally written off within five years.

12. Derecognition

A financial asset is derecognised (removed from the balance sheet) when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. Conversely, an asset is not derecognised in a contract under which NatWest Group retains substantially all the risks and rewards of ownership.

A financial liability is removed from the balance sheet when the obligation is paid, or is cancelled, or expires. Cancellation includes the issuance of a substitute instrument on substantially different terms.

13. Netting

Financial assets and financial liabilities are offset, and the net amount presented on the balance sheet when, and only when, NatWest Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. NatWest Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented separately on the balance sheet.

14. Capital instruments

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

The consideration for any ordinary shares of NatWest Group plc purchased by NatWest Group (known as treasury shares or own shares held) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act 2006.

On the sale or re-issue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

15. Derivatives and hedging

Derivatives are reported on the balance sheet at fair value.

NatWest Group uses derivatives as part of its trading activities, to manage its own risk such as interest rate, foreign exchange, or credit risk or in certain customer transactions. Not all derivatives used to manage risk are in hedge accounting relationships (an IFRS method to reduce accounting mismatch from changes in the fair value of the derivatives reported in the income statement).

Gains and losses arising from changes in the fair value of derivatives that are not in hedge relationships are recognised in the income statement in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

Hedge accounting

NatWest Group enters into three types of hedge accounting relationships (see later)). Hedge accounting relationships are designated and documented at inception in line with the requirements of IAS 39 Financial instruments – Recognition and Measurement. The documentation identifies the hedged item, the hedging instrument and details of the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge.

Fair value hedge - the gain or loss on the hedging instrument and the hedged item attributable to the hedged risk is recognised in the income statement. Where the hedged item is measured at amortised cost, the balance sheet amount of the hedged item is also adjusted.

NatWest Group plc – Annual Report on Form 20-F	40

Accounting policies continued

Cash flow hedge - the effective portion of the designated hedge relationship is recognised in other comprehensive income and the ineffective portion in the income statement. When the hedged item (forecasted cash flows) results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to the income statement in the same periods in which the hedged forecasted cash flows affect the income statement.

Hedge of net investment in a foreign operation - In the hedge of a net investment in a foreign operation, the effective portion of the designated hedge relationship is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be designated as a hedging instrument in a net investment hedge.

Discontinuation of hedge accounting

Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting i.e. the hedge is not highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the documented risk management strategy; the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked.

For fair value hedging any cumulative adjustment is amortised to the income statement over the life of the hedged item. Where the hedge item is no longer on the balance sheet the adjustment to the hedged item is reported in the income statement.

For cash flow hedging the cumulative unrealised gain or loss is reclassified from equity to the income statement when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect the income statement. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to the income statement immediately.

For net investment hedging on disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to the income statement.

16. Investment in Group undertakings

NatWest Group plc’s investments in its Group undertakings (subsidiaries) are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty

The reported results of NatWest Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the financial statements. The accounting standards used in the preparation of the financial statements (see presentation of financial statements above) require the directors, in preparing NatWest Group's financial statements, to select suitable accounting policies, apply them consistently and make judgments and estimates that are reasonable and prudent. In the absence of accounting guidance, standards used in the preparation of the financial statements require the directors to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's ’Conceptual Framework for Financial Reporting’.

The judgments and assumptions involved in NatWest Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by NatWest Group would affect its reported results. Estimation uncertainty continues to be affected by the COVID-19 pandemic. The COVID-19 pandemic continued to cause significant economic and social disruption during 2021. Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries or greater economic effect as countries and companies implement plans to counter climate risks.

How Climate risk affects our accounting judgments and estimates

NatWest Group makes use of reasonable and supportable information to make accounting judgments and estimates. This includes information about the observable effects of the physical and transition risks of climate change on the current creditworthiness of borrowers, asset values and market indicators. It also includes the effect on NatWest Group’s competitiveness and profitability. Many of the effects arising from climate change will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgments and estimates for the current period. Some physical and transition risks can manifest in the shorter term. The following items represent the most significant effects:

-	The classification of financial instruments linked to climate, or other sustainability indicators: consideration is given to whether the effect of climate related terms prevent the instrument cashflows being solely payments of principal and interest.
-	The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long dated cashflows are less likely to affect current expectations on credit loss. NatWest Group’s assessment of sector specific risks, and whether additional adjustments are required, include expectations on the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate considerations, such as oil and gas, will directly affect our positions.
-	The assessment of asset impairment and deferred tax are based upon value in use. This represents the value of future cashflows and uses the Group’s five-year forecast and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management’s current expectations on competitiveness and profitability, including near term effects of climate transition risk. The long term growth rate reflects external indicators which will include market expectations on climate risk. NatWest Group did not consider any additional adjustments to this indicator.
-	The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

NatWest Group plc – Annual Report on Form 20-F	41

Accounting policies continued

Changes in judgments and assumptions could result in a material adjustment to those estimates in the next reporting periods. Consideration of this source of estimation uncertainty has been set out in the notes below (as applicable).

Critical accounting policy	Note
Deferred tax	7
Fair value - financial instruments	11
Loan impairment provisions	15
Goodwill	17
Provisions for liabilities and charges	21

Future accounting developments

International Financial Reporting Standards

Effective 1 January 2022

-	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);
-	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);
-	Reference to Conceptual Framework (Amendments to IFRS 3); and
-	Fees in the “10 per cent” test for Derecognition of Financial Liabilities (Amendments to IFRS 9).

Other new standards and amendments that are effective for annual periods beginning after 1 January 2023, with earlier application permitted, are set out below.

Effective 1 January 2023

-	IFRS 17 Insurance Contracts (Amendments to IFRS 17 Insurance Contracts);
-	Classification of Liabilities as Current or Non-current (Amendments to IAS 1);
-	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12);
-	Definition of Accounting Estimates (Amendments to IAS 8); and
-	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

NatWest Group is assessing the effect of adopting these standards and amendments on its financial statements but does not expect the effect to be material.

NatWest Group plc – Annual Report on Form 20-F	42

Notes to the consolidated financial statements

1 Net interest income

Net interest income is the difference between the interest NatWest Group earns from its interest-bearing assets, such as loans, balances with central banks and other financial assets, and the interest paid on its interest-bearing liabilities, such as deposits and subordinated liabilities.

Interest receivable on financial instruments classified as amortised cost, debt instruments classified as FVOCI and the interest element of the effective portion of any designated hedging relationships are measured using the effective interest rate, which allocates the interest receivable or interest payable over the expected life of the financial instrument at the rate that exactly discounts all estimated future cash flows to equal the financial instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the financial instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative interest on financial assets is presented in interest payable and negative interest on financial liabilities is presented in interest receivable.

Included in interest receivable is finance lease income which is recognised at a constant periodic rate of return before tax on the net investment.

For accounting policy information see Accounting policies note 2.

	2021	2020 (1)	2019 (1)
Continuing operations	£m	£m	£m
Balances at central banks	99	90	321
Loans to banks - amortised cost	346	246	405
Loans to customers - amortised cost	8,615	8,979	9,547
Other financial assets	253	483	854
Interest receivable	9,313	9,798	11,127

Balances with banks	204	144	319
Customer deposits	556	911	1,256
Other financial liabilities	670	846	1,102
Subordinated liabilities	267	402	483
Internal funding of trading businesses	2	19	168
Interest payable	1,699	2,322	3,328
Net interest income	7,614	7,476	7,799

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

NatWest Group plc – Annual Report on Form 20-F	43

Notes to the consolidated financial statements continued

2 Non-interest income

There are three main categories of non-interest income: net fees and commissions, income from trading activities, and other operating income.

Net fees and commissions is the difference between fees received from customers for services provided by Natwest Group, such as credit card annual fees, mortgage arrangement fees, underwriting fees, payment services, brokerage fees, trade finance, investment management fees, trustee and fiduciary services, and fees incurred in the provision of those services, such as credit card interchange fees, customer incentives, loan administration, foreign currency transaction charges, brokerage fees, and mortgage valuation reports.

Income from trading activities is earned from short-term financial assets and financial liabilities to either make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

Other operating income includes revenue from other operating activities which are not related to the principal activities of the company, such as share of profit or loss from associate, operating lease income, the profit or loss on the sale of a subsidiary or property, plant and equipment, profit or loss on own debt, and changes in the fair value of financial assets and liabilities designated at fair value through profit or loss.

For accounting policy information see Accounting policies note 2.

	2021	2020 (1)	2019 (1)
Continuing operations	£m	£m	£m
Net fees and commissions (2)	2,124	2,000	2,497
Income from trading activities
Foreign exchange	364	569	448
Interest rate	(130)	541	532
Credit	83	3	32
Changes in fair value of own debt and derivative liabilities attributable to own credit risk
- debt securities in issue	6	(24)	(60)
- derivative liabilities	—	—	(20)
Equities, commodities and other	—	36	—
	323	1,125	932

Other operating income
Loss on redemption of own debt	(145)	(324)	—
Operating lease and other rental income	225	232	250
Changes in fair value of financial assets and liabilities designated at fair value	(8)	(54)	(17)
through profit or loss (3)
Changes in fair value of other financial assets at fair value through profit or loss (4)	5	2	58
Hedge ineffectiveness	25	24	48
(Loss)/profit on disposal of amortised cost assets	(15)	(18)	42
Profit/(loss) on disposal of fair value through other comprehensive income assets	117	96	(22)
(Loss)/profit on sale of property, plant and equipment (5)	(30)	13	58
Share of profits/ (losses)of associated entities	216	(30)	(14)
Profit/(loss) on disposal of subsidiaries and associates (6)	48	(16)	2,224
Other income (7,8)	13	(18)	132
	451	(93)	2,759
	2,898	3,032	6,188

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(2)	Refer to Note 4 for further analysis.
(3)	Including related derivatives.
(4)	Includes instruments that have failed Solely payments of principal and interest testing under IFRS 9.
(5)	Includes £44 million loss on the purchase of freeholds for properties where the Group was the primary leaseholder.
(6)	2019 includes a gain of £444 million(€523 million), a legacy liability release of £256 million and an FX recycling gain of £290 million on completion of the Alawwal bank merger in June 2019; In 2019, £1,102 million of FX recycling gains arising on the liquidation of RFS Holdings BV and £67 million in relation to a capital repayment by UBIDAC. The recycling gains and capital repayment have been calculated using the step-by-step method in IFRIC 16 and by reference to the proportion of equity applied to the FX translation reserve.
(7)	Includes income from activities other than banking.
(8)	2020 includes £58 million loss on acquisition of a £3.0 billion prime UK mortgages portfolio from Metro Bank plc.

NatWest Group plc – Annual Report on Form 20-F	44

Notes to the consolidated financial statements continued

3 Operating expenses

Operating expenses are expenses NatWest Group incurs for operation of the business such as salaries, bonus awards, pension costs, depreciation and other administrative expenses. Operating expenses are expenses NatWest Group incurs in the running of the business such as all personnel expenditure (for example salaries, bonus awards, pension costs and social security costs), premises and equipment costs (that arise from the occupation of premises and the use of equipment), depreciation and amortisation and other administrative expenses.

For accounting policy information see Accounting policies note 4.

	2021	2020 (1)	2019 (1)
Continuing operations	£m	£m	£m
Salaries	2,295	2,494	2,477
Bonus awards	267	232	299
Temporary and contract costs	240	258	401
Social security costs	300	316	296
Pension costs	354	340	301
- defined benefit schemes (see Note 5)	215	215	188
- defined contribution schemes	139	125	113
Other	220	238	202
Staff costs	3,676	3,878	3,976

Premises and equipment (2)	1,133	1,222	1,258
UK bank levy (3)	99	167	134
Depreciation and amortisation (4,5)	923	913	1,218
Other administrative expenses (6)	1,927	1,678	2,694
Administrative expenses	4,082	3,980	5,304
	7,758	7,858	9,280

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(2)	2021 includes cost of £33 million including accelerated depreciation of £41 million (2020 - £144 million including £71 million accelerated depreciation; 2019 - £161 million including £40 million accelerated depreciation) in relation to the planned reduction of the property portfolio (2021 – freehold £3 million; leasehold £30 million; 2020 - freehold £1 million; leasehold £143 million; 2019 - freehold £4 million; leasehold £157 million).
(3)	2019 includes a rebate of £31 million relating to prior periods.
(4)	2021 includes a £58 million charge relating to the reduction in property portfolio, leasehold £48 million and freehold £10 million (2020 - £107 million charge, leasehold £86 million and freehold £21 million; 2019 - £287 million charge, leasehold £37 million and freehold £250 million).
(5)	Includes impairment of goodwill of £85 million.
(6)	Includes litigation and conduct costs, net of amounts recovered. Refer to Notes 21 and 27 for further details.

The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff,was 59,200 (2020 - 61,400;2019 - 64,200). The average number of temporary employees during 2021 was 2,500 (2020 - 3,200;2019 - 4,100).

The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows:

Continuing operations	2021	2020	2019
Retail Banking	15,800	17,200	19,600
Private Banking	1,900	1,900	1,700
Commercial Banking	8,400	9,700	9,700
RBS International	1,400	1,500	1,600
NatWest Markets	1,600	2,100	5,000
Central items & other	27,000	24,900	22,600
Ulster Bank RoI (1)	1,700	1,900	2,000
Total	57,800	59,200	62,200

UK	40,600	42,500	44,600
USA	300	300	400
India	13,500	13,200	13,500
Poland	1,400	1,200	1,300
Republic of Ireland	1,200	1,400	1,500
Rest of the World	800	600	900
Total	57,800	59,200	62,200

(1)	Total number of persons employed in Ulster Bank RoI of 2,400 (2020 – 2,600; 2019 – 2,700) includes 700 people employed in discontinued operations at 31 December 2021 (2020 – 700; 2019 – 700).

NatWest Group plc – Annual Report on Form 20-F	45

Notes to the consolidated financial statements continued

3 Operating expenses continued

Share-based payments

As described in the Remuneration report, NatWest Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Channel Islands, Gibraltar, Isle of Man, Poland and India.	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2022 to 2026
Deferred performance awards	All	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances	2022 to 2028
Long-term incentives (2)	Senior employees	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances and/or satisfaction of the pre-vest assessment and underpins	2022 to 2028

(1)	All awards have vesting conditions which may not be met.
(2)	Long-term incentives include buy-out awards offered to compensate certain new hires for the loss of forfeited awards from their previous employment. All awards are granted under the Employee Share Plan.

The fair value of Sharesave options granted in 2021 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to five years; expected option lives that equal the vesting period; expected dividends on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The exercise price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date. When estimating the fair value of the award, the number of shares granted, and the prevailing market price (as defined on pages 142 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F) are used. The fair value of the award is recognised as services are provided over the vesting period.

Sharesave	2021		2020		2019
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	1.64	96	2.01	84	2.18	75
Granted	1.80	24	1.12	35	1.78	25
Exercised	1.76	(10)	1.83	—	2.83	(4)
Cancelled	2.02	(15)	2.20	(23)	2.25	(12)
At 31 December	1.61	95	1.64	96	2.01	84

Options are exercisable within six months of vesting; 6.0 million options were exercisable at 31 December 2021 ( 2020 - 6.3 million; 2019 - 3.2 million). The weighted average share price at the date of exercise of options was £2.19 (2020 - £1.57; 2019 - £2.49). At 31 December 2021, exercise prices ranged from £1.12 to £2.27 (2020 - £1.12 to £ 2.27; 2019 - £1.68 to £2.91) and the remaining average contractual life was 2.1 years (2020 - 2.3 years; 2019 - 2.7 years ). The fair value of options granted in 2021 was £ 17 million (2020 - £8 million; 2019 - £11 million).

Deferred performance awards	2021		2020		2019
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	169	77	196	76	233	92
Granted	61	32	109	67	110	42
Forfeited	(10)	(5)	(5)	(2)	(10)	(4)
Vested	(88)	(39)	(131)	(64)	(137)	(54)
At 31 December	132	65	169	77	196	76

The awards granted in 2021 vest in equal tranches on their anniversaries, predominantly over three years.

Long-term incentives	2021			2020			2019
	Value at	Shares	Options	Value at	Shares	Options	Value at	Shares	Options
	grant	awarded	over shares	grant	awarded	over shares	grant	awarded	over shares
	£m	(million)	(million)	£m	(million)	(million)	£m	(million)	(million)
At 1 January	50	24	—	63	25	—	85	32	2
Granted	6	3	—	14	10	—	15	6	—
Vested/exercised	(12)	(6)	—	(17)	(7)	—	(12)	(4)	—
Lapsed	—	—	—	(10)	(4)	—	(25)	(9)	(2)
At 31 December	44	21	—	50	24	—	63	25	—

The market value of awards vested/exercised in 2021 was £13 million (2020 - £ 13 million; 2019- £10 million). There are no vested options of shares exercisable up to 2022 (2020 - nil; 2019 - nil).

NatWest Group plc – Annual Report on Form 20-F	46

Notes to the consolidated financial statements continued

3 Operating expenses continued

Bonus awards

The following tables analyse NatWest Group’s bonus awards for 2021.

	2021	2020	Change
	£m	£m	%
Non-deferred cash awards (1)	38	35	9%
Deferred cash awards	214	111	93%
Deferred share awards	49	60	(18)%
Total deferred bonus awards	263	171	54%
Total bonus awards (2)	301	206	46%

Bonus awards as a % of operating profit before tax (3)	7%	(83)%
Proportion of bonus awards that are deferred	87%	83%
of which
- deferred cash awards	81%	65%
- deferred share awards	19%	35%

	2021	2020	2019
Reconciliation of bonus awards to income statement charge	£m	£m	£m
Bonus awarded	301	206	307
Less: deferral of charge for amounts awarded for current year	(99)	(77)	(110)
Income statement charge for amounts awarded in current year	202	129	197

Add: current year charge for amounts deferred from prior years	80	114	127
Less: forfeiture of amounts deferred from prior years	(15)	(11)	(25)
Income statement charge for amounts deferred from prior years	65	103	102

Income statement charge for bonus awards (2)	267	232	299

(1)	Non-deferred cash awards are limited to £2,000 for all employees.
(2)	Excludes other performance related compensation.
(3)	Operating profit before tax and bonus expense.

	Actual			Expected
					2023
	2019	2020	2021	2022	and beyond
Year in which income statement charge is expected to be taken for deferred bonus awards	£m	£m	£m	£m	£m
Bonus awards deferred from 2019 and earlier	127	114	28	11	6
Bonus awards deferred from 2020	—	—	52	8	7
Less: forfeiture of amounts deferred from prior years	(25)	(11)	(15)	—	—
Bonus awards for 2021 deferred	—	—	—	86	13
	102	103	65	105	26

NatWest Group plc – Annual Report on Form 20-F	47

Notes to the consolidated financial statements continued

4 Segmental analysis

NatWest Group analyses its performance between the different operating segments of the Group. Ulster Bank RoI is presented separately from the Go-forward group (refer to the split below) to reflect the strategic decision on the phased withdrawal from the Republic of Ireland announced in February 2021. This is consistent with internal financial reporting and how senior management assesses the performance of each operating segment.

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

Reportable operating segments:

The reportable operating segments are as follows:

Retail Banking serves personal customers in the UK and includes Ulster Bank customers.

Private Banking serves UK-connected high net worth individuals and their business interests.

Commercial Banking serves start-up, SME, commercial, corporate and institutional customers in the UK.

RBS International (RBSI) serves retail, commercial, and corporate customers in the Channel Islands, Isle of Man and Gibraltar, and financial institution clients in those same locations in addition to the UK and Luxembourg.

NatWest Markets (NWM) helps NatWest Group's corporate and institutional customers manage their financial risks safely and achieve their short -term and long-term sustainable financial goals.

Central items & other includes corporate functions, such as NatWest Group Treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages NatWest Group capital resources and NatWest Group-wide regulatory projects and provides services to the reportable segments. Balances in relation to litigation issues and the international private banking business are included in Central items in the relevant periods.

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

	Go-forward group
							Total
						Central	excluding
	Retail	Private	Commercial	RBS	NatWest	items	Ulster	Ulster
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Net interest income	4,074	480	2,582	383	9	(14)	7,514	100	7,614
Net fees and commissions	377	258	1,158	124	158	(16)	2,059	65	2,124
Other non-interest income	(6)	78	135	41	248	215	711	63	774
Total income	4,445	816	3,875	548	415	185	10,284	228	10,512
Depreciation and amortisation	(85)	—	(146)	(13)	(14)	(665)	(923)	—	(923)
Other operating expenses	(2,428)	(520)	(2,208)	(229)	(1,147)	179	(6,353)	(482)	(6,835)
Impairment releases	36	54	1,073	52	35	—	1,250	28	1,278
Operating profit/(loss)	1,968	350	2,594	358	(711)	(301)	4,258	(226)	4,032

NatWest Group plc – Annual Report on Form 20-F	48

Notes to the consolidated financial statements continued

4 Segmental analysis continued

	Go-forward group
							Total
							excluding
	Retail	Private	Commercial	RBS	NatWest	Central items	Ulster	Ulster
	Banking	Banking	Banking	International	Markets	& other (1)	Bank RoI	Bank RoI	Total
2020 (2)	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Net interest income	3,868	489	2,740	371	(57)	(57)	7,354	122	7,476
Net fees and commissions	379	257	1,110	94	99	(16)	1,923	77	2,000
Other non-interest income	(66)	17	108	32	1,081	(163)	1,009	23	1,032
Total income	4,181	763	3,958	497	1,123	(236)	10,286	222	10,508
Depreciation and amortisation	—	(8)	(149)	(17)	(16)	(723)	(913)	—	(913)
Other operating expenses	(2,540)	(447)	(2,281)	(274)	(1,294)	332	(6,504)	(441)	(6,945)
Impairment losses	(792)	(100)	(1,927)	(107)	(40)	(26)	(2,992)	(139)	(3,131)
Operating profit/(loss)	849	208	(399)	99	(227)	(653)	(123)	(358)	(481)

2019 (2)
Continuing operations
Net interest income	4,130	521	2,842	478	(188)	(136)	7,647	152	7,799
Net fees and commissions	696	226	1,312	106	85	(23)	2,402	95	2,497
Other non-interest income	40	30	164	26	1,445	1,932	3,637	54	3,691
Total income	4,866	777	4,318	610	1,342	1,773	13,686	301	13,987
Depreciation and amortisation	—	(4)	(142)	(10)	(12)	(1,050)	(1,218)	—	(1,218)
Operating expenses	(3,618)	(482)	(2,458)	(254)	(1,406)	666	(7,552)	(510)	(8,062)
Impairment losses	(393)	6	(391)	(2)	51	(1)	(730)	6	(724)
Operating profit/(loss)	855	297	1,327	344	(25)	1,388	4,186	(203)	3,983

(1)	2019 predominantly related to strategic disposals in Functions.
(2)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

	Total revenue (2)
	Go-forward group
							Total
						Central	excluding	Ulster
	Retail	Private	Commercial	RBS	NatWest	items &	Ulster	Bank
	Banking	Banking	Banking	International	Markets	Other	Bank RoI	RoI	Total
Year ended 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
External	5,419	792	3,751	594	823	1,109	12,488	297	12,785
Inter-segmental	14	127	87	6	30	(265)	(1)	1	—
Total	5,433	919	3,838	600	853	844	12,487	298	12,785

Year ended 31 December 2020 (1)
Continuing operations
External	5,386	702	3,734	505	1,984	961	13,272	280	13,552
Inter-segmental	39	163	64	3	13	(284)	(2)	2	—
Total	5,425	865	3,798	508	1,997	677	13,270	282	13,552

Year ended 31 December 2019 (1)
Continuing operations
External	6,161	703	4,347	639	2,516	3,447	17,813	350	18,163
Inter-segmental	62	241	139	19	558	(1,025)	(6)	6	—
Total	6,223	944	4,486	658	3,074	2,422	17,807	356	18,163

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(2)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

NatWest Group plc – Annual Report on Form 20-F	49

Notes to the consolidated financial statements continued

4 Segmental analysis continued

	Total income
	Go-forward group
							Total
						Central	excluding	Ulster
	Retail	Private	Commercial	RBS	NatWest	items &	Ulster	Bank
	Banking	Banking	Banking	International	Markets	Other	Bank RoI	RoI	Total
Year ended 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
External	4,433	801	3,939	548	554	—	10,275	237	10,512
Inter-segmental	12	15	(64)	—	(139)	185	9	(9)	—
Total	4,445	816	3,875	548	415	185	10,284	228	10,512

Year ended 31 December 2020 (1)
Continuing operations
External	4,157	700	4,065	500	1,395	(537)	10,280	228	10,508
Inter-segmental	24	63	(107)	(3)	(272)	301	6	(6)	—
Total	4,181	763	3,958	497	1,123	(236)	10,286	222	10,508

Year ended 31 December 2019 (1)
Continuing operations
External	4,834	631	4,814	603	1,664	1,145	13,691	296	13,987
Inter-segmental	32	146	(496)	7	(322)	628	(5)	5	—
Total	4,866	777	4,318	610	1,342	1,773	13,686	301	13,987

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

NatWest Group plc – Annual Report on Form 20-F	50

Notes to the consolidated financial statements continued

4 Segmental analysis continued

	Go-forward group
							Total
						Central	excluding
	Retail	Private	Commercial	RBS	NatWest	items	Ulster	Ulster
Analysis of net fees and commissions	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	306	35	538	19	20	—	918	53	971
- Credit and debit card fees	344	10	147	2	—	—	503	19	522
- Lending and financing	13	10	515	54	74	—	666	4	670
- Brokerage	48	6	—	1	41	—	96	—	96
- Investment management, trustee and fiduciary services (1)	3	230	—	45	—	—	278	2	280
- Underwriting fees	—	—	—	—	127	—	127	—	127
- Other	—	35	105	4	—	(112)	32	—	32
Total	714	326	1,305	125	262	(112)	2,620	78	2,698

Fees and commissions payable	(337)	(68)	(147)	(1)	(104)	96	(561)	(13)	(574)
Net fees and commissions	377	258	1,158	124	158	(16)	2,059	65	2,124

2020 (2)
Continuing operations
Fees and commissions receivable
- Payment services	264	28	507	18	18	—	835	57	892
- Credit and debit card fees	299	9	129	2	—	—	439	21	460
- Lending and financing	42	7	505	34	86	—	674	4	678
- Brokerage	54	6	—	1	93	—	154	1	155
- Investment management, trustee and fiduciary services (1)	3	225	1	38	2	—	269	2	271
- Underwriting fees	—	—	—	—	183	—	183	—	183
- Other	1	26	82	3	4	(33)	83	—	83
Total	663	301	1,224	96	386	(33)	2,637	85	2,722

Fees and commissions payable	(284)	(44)	(114)	(2)	(287)	17	(714)	(8)	(722)
Net fees and commissions	379	257	1,110	94	99	(16)	1,923	77	2,000

2019 (2)
Fees and commissions receivable
- Payment services	292	33	659	27	24	—	1,035	60	1,095
- Credit and debit card fees	427	12	154	2	—	—	595	28	623
- Lending and financing	356	3	510	36	85	—	990	4	994
- Brokerage	55	5	—	—	96	—	156	8	164
- Investment management, trustee and fiduciary services	44	186	3	41	1	—	275	3	278
- Underwriting fees	—	—	—	—	170	—	170	—	170
- Other	2	27	90	2	69	(173)	17	4	21
Total	1,176	266	1,416	108	445	(173)	3,238	107	3,345

Fees and commissions payable	(480)	(40)	(104)	(2)	(360)	150	(836)	(12)	(848)
Net fees and commissions	696	226	1,312	106	85	(23)	2,402	95	2,497

(1)	Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020.
(2)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

	2021		2020		2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Retail Banking	209,973	192,715	197,618	178,617	182,305	153,999
Private Banking	29,854	39,388	26,206	32,457	23,304	28,610
Commercial Banking	184,564	184,890	187,413	174,251	165,399	140,863
RBS International	40,578	38,436	33,984	31,989	31,738	30,330
NatWest Markets	200,576	188,431	270,147	254,098	263,885	246,907
Central items & other	93,614	77,308	57,503	61,262	31,023	57,762
Total excluding Ulster Bank RoI	759,159	721,168	772,871	732,674	697,654	658,471
Ulster Bank RoI	22,833	19,021	26,620	22,993	25,385	21,012
Total	781,992	740,189	799,491	755,667	723,039	679,483

NatWest Group plc – Annual Report on Form 20-F	51

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Segmental analysis of goodwill

There was an £85 million impairment of goodwill in Retail banking during 2021. The total carrying value of goodwill at 31 December was £5,522 million, comprised of Retail Banking £2,607 million; Commercial Banking £2,606 million; Private Banking £9 million; and RBS International £300 million. (2020 – total carrying value was £5,607 million comprising of Retail Banking £2,692 million; Commercial Banking £2,606 million; Private Banking £9 million; and RBS International £300 million). See note 17 for further details.

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2021	£m	£m	£m	£m	£m
Continuing operations
Total revenue	12,100	87	565	33	12,785

Interest receivable	8,949	20	336	8	9,313
Interest payable	(1,483)	(2)	(211)	(3)	(1,699)
Net fees and commissions	1,820	27	235	42	2,124
Income from trading activities	247	53	(1)	24	323
Other operating income	387	2	62	-	451
Total income	9,920	100	421	71	10,512

Operating profit/(loss) before tax	4,143	48	(199)	40	4,032
Total assets	693,221	21,776	64,415	2,580	781,992
Total liabilities	676,684	23,286	38,835	1,384	740,189
Contingent liabilities and commitments	117,225	1	8,114	27	125,367

2020 (1)
Continuing operations
Total revenue	12,511	211	656	174	13,552

Interest receivable	9,479	—	297	22	9,798
Interest payable	(2,163)	—	(158)	(1)	(2,322)
Net fees and commissions	1,637	33	233	97	2,000
Income from trading activities	911	170	33	11	1,125
Other operating income	(117)	(22)	42	4	(93)
Total income	9,747	181	447	133	10,508

Operating profit/(loss) before tax	(193)	(85)	(291)	88	(481)
Total assets	704,725	25,439	66,884	2,443	799,491
Total liabilities	686,500	26,932	41,018	1,217	755,667
Contingent liabilities and commitments	118,654	—	10,068	10	128,732

2019 (1)
Continuing operations
Total revenue	16,925	228	882	128	18,163

Interest receivable	10,923	—	169	35	11,127
Interest payable	(3,255)	—	(70)	(3)	(3,328)
Net fees and commissions	2,191	37	197	72	2,497
Income from trading activities	727	148	49	8	932
Other operating income	2,305	13	432	9	2,759
Total income	12,891	198	777	121	13,987

Operating profit/(loss) before tax	3,543	186	172	82	3,983
Total assets	634,642	27,396	57,534	3,467	723,039
Total liabilities	613,151	31,715	33,539	1,078	679,483
Contingent liabilities and commitments	114,422	—	10,571	2	124,995

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

NatWest Group plc – Annual Report on Form 20-F	52

Notes to the consolidated financial statements continued

5 Pensions

NatWest Group operates two types of pension scheme: defined benefit and defined contribution. The defined contribution schemes invest contributions in a choice of funds and the accumulated contributions and investment returns are used by the employee to provide benefits on retirement, there is no legal or constructive obligation for NatWest Group to pay any further contributions or benefits. The defined benefit schemes provide pensions in retirement based on employees’ pensionable salary and service.

NatWest Group’s balance sheet includes any defined benefit pension scheme surplus or deficit as a retirement benefit asset or liability reported in other assets and other liabilities. The surplus or deficit is the difference between the liabilities to be paid from the defined benefit scheme, and the assets held by the scheme to meet these liabilities. The liabilities are calculated by external actuaries using a number of financial and demographic assumptions.

For some NatWest Group defined benefit schemes where there is a net defined benefit surplus which means any surplus in excess of present value of any economic benefits, the application of accounting standards means we don’t recognise that surplus on the balance sheet as the trustees may have control over the use of the surplus.

For accounting policy information see Accounting policies note 4.

Defined contribution schemes

NatWest Group sponsors several defined contribution schemes in different territories, which new employees are entitled to join. NatWest Group pays specific contributions into individual investment funds on employees’ behalf. Once those contributions are paid, there is no further liability on the NatWest Group balance sheet relating to the defined contribution scheme.

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

The schemes generally provide a pension of one -sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members. These have been closed to new entrants for over ten years, although current members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by NatWest Group.

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

Similar governance principles apply to NatWest Group’s other defined benefit pension schemes.

Investment strategy

The assets of the Main section, which is typical of other group schemes, represent 90% of all plan assets at 31 December 2021 (2020 - 90%) and are invested as shown below.

The Main section employs both physical and derivative instruments to achieve a desired asset class exposure and to reduce the section’s interest rate, inflation, and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation. In particular, movements in interest rate and inflation are substantially hedged by the Trustee.

Major classes of plan assets as a percentage of	2021			2020
total plan assets of the Main section	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	%	%	%	%	%	%
Equities	3.7	4.7	8.4	3.9	4.6	8.5
Index linked bonds	46.7	—	46.7	49.4	—	49.4
Government bonds	9.8	—	9.8	6.2	—	6.2
Corporate and other bonds	10.7	4.4	15.1	11.8	5.0	16.8
Real estate	—	4.4	4.4	—	4.2	4.2
Derivatives	—	8.8	8.8	—	10.0	10.0
Cash and other assets	—	6.8	6.8	—	4.9	4.9
	70.9	29.1	100.0	71.3	28.7	100.0

NatWest Group plc – Annual Report on Form 20-F	53

Notes to the consolidated financial statements continued

5 Pensions continued

The Main section’s holdings of derivative instruments are summarised in the table below:

	2021			2020
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	20	1,408	796	18	1,390	1,716
Interest rate swaps	172	8,385	4,421	68	11,197	6,215
Currency forwards	12	61	98	11	334	38
Equity and bond call options	—	1	—	1	169	1
Equity and bond put options	—	1	3	3	1	19
Other	1	9	10	2	63	17

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparties, including NWB Plc.

At 31 December 2021, the gross notional value of the swaps was £192 billion (2020 - £88 billion) and had a net positive fair value of £4,573 million (2020 - £4,706 million) against which the counterparties had posted approximately 95% collateral.

The schemes do not invest directly in NatWest Group but can have exposure to NatWest Group. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the regulatory limit of 5% of plan assets.

	Main section				All schemes
		Present value	Asset	Net		Present value	Asset	Net
	Fair	of defined	ceiling/	pension	Fair	of defined	ceiling/	pension
	value of	benefit	minimum	(assets)/	value of	benefit	minimum	(assets)/
	plan assets	obligation	funding	liability	plan assets	obligation	funding	liability
Changes in value of net pension (assets)/liability	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	46,555	39,669	6,886	—	51,925	44,115	7,315	(495)
Currency translation and other adjustments	—	4	—	4	92	71	—	(21)
Income statement	936	954	141	159	1,037	1,103	149	215
Statement of comprehensive income	5,486	5,130	426	70	6,027	5,704	319	(4)
Contributions by employer	233	—	—	(233)	296	—	—	(296)
Contributions by plan participants and other scheme members	9	9	—	—	14	14	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	(2)	(3)	—	(1)
Benefits paid	(1,896)	(1,896)	—	—	(2,140)	(2,140)	—	—
At 1 January 2021	51,323	43,870	7,453	—	57,249	48,864	7,783	(602)
Currency translation and other adjustments	—	—	—	—	(129)	(116)	(3)	10
Income statement
Net interest expense	713	603	105	(5)	795	676	109	(10)
Current service cost	—	158	—	158	—	213	—	213
Past service cost	—	6	—	6	—	12	—	12
	713	767	105	159	795	901	109	215

Statement of comprehensive income
Return on plan assets excluding recognised interest income	841	—	—	(841)	872	—	—	(872)
Experience gains and losses	—	(241)	—	(241)	—	(236)	—	(236)
Effect of changes in actuarial financial assumptions	—	(1,165)	—	(1,165)	—	(1,204)	—	(1,204)
Effect of changes in actuarial demographic assumptions	—	350	—	350	—	379	—	379
Asset ceiling adjustments	—	—	2,443	2,443	—	—	2,602	2,602
	841	(1,056)	2,443	546	872	(1,061)	2,602	669
Contributions by employer	705	—	—	(705)	780	—	—	(780)
Contributions by plan participants and other scheme members	8	8	—	—	13	13	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	—	—	—	—
Benefits paid	(1,569)	(1,569)	—	—	(1,793)	(1,793)	—	—
At 31 December 2021	52,021	42,020	10,001	—	57,787	46,808	10,491	(488)

(1)	Defined benefit obligations are subject to annual valuation by independent actuaries.
(2)	NatWest Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that NatWest Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised as the trustees may have control over the use of the surplus. Other NatWest Group schemes that this applies to include the Ulster Bank Pension Scheme (NI) and the NatWest Markets section.
(3)	NatWest Group expects to make contributions to the Main section of £714 million in 2022. Following the £500 million contribution in March 2021, additional contributions of up to £500 million will be paid to the Main section in 2022, should NatWest Group make further distributions in 2022. This leaves one remaining payment of up to £500 million to be paid to the Main Section after 2022, in line with the ring-fencing agreement with the Trustee. Such contributions do not constitute a minimum funding requirement as the obligation to pay only arises on the payment of a distribution to shareholders.

NatWest Group plc – Annual Report on Form 20-F	54

Notes to the consolidated financial statements continued

5 Pensions continued

	All schemes
	2021	2020
Amounts recognised on the balance sheet	£m	£m
Fund asset at fair value	57,787	57,249
Present value of fund liabilities	46,808	48,864
Funded status	10,979	8,385
Assets ceiling/minimun funding	10,491	7,783
	488	602

	2021	2020
Net pension assets/(liability) comprises	£m	£m
Net assets of schemes in surplus (included in Other assets, Note 18)	602	723
Net liabilities of schemes in deflicit (included in Other liabilities, Note 21)	(114)	(121)
	488	602

The income statement charge comprises(1):

	2021	2020
	£m	£m
Continuing operations	196	195
Discontinued operations	19	20

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

Funding and contributions by NatWest Group

In the UK, the trustees of defined benefit pension schemes are required to perform funding valuations every three years. The trustees and the sponsor, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and to determine future contribution requirements. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor’s covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where NatWest Group sponsors defined benefit pension schemes.

A full triennial funding valuation of the Main section, effective 31 December 2020, was completed during the year.

This triennial funding valuation determined the funding level to be 104%, pension liabilities to be £49 billion and the surplus to be £2 billion, all assessed on the agreed funding basis. The average cost of the future service of current members is 49% of salary before contributions from those members. In addition, the sponsor has agreed to meet administrative expenses. Following the ring-fencing agreement with the Trustee reached in 2018, additional contributions of up to £500 million p.a. are payable to the Main section should the Group make distributions to shareholders of an equal amount. These contributions are capped at £1.5 billion in total; £500 million was made in 2021 (2020 – Nil).

The key assumptions used to determine the funding liabilities were the discount rate, which is determined based on fixed interest swap and gilt yields plus 0.64% per annum, and mortality assumptions, which result in life expectancies of 27.7/29.4 years for males/females who are currently age 60 and 28.9/30.7 years from age 60 for males/females who are currently aged 40.

The 2020 triennial valuation of the Group Pension Fund included an allowance for the estimated impact of guaranteed minimum pension equalisation, which is reflected in the IAS 19 valuation at 31 December 2021. As such, no explicit allowance is required in the IAS 19 figures (2020: £169 million).

Accounting Assumptions

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

NatWest Group plc – Annual Report on Form 20-F	55

Notes to the consolidated financial statements continued

5 Pensions continued

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial assumptions
	2021	2020
	%	%
Discount rate	1.8	1.4
Inflation assumption (RPI)	3.3	2.9
Rate of increase in salaries	1.8	1.8
Rate of increase in deferred pensions	3.7	3.0
Rate of increase in pensions in payment	2.5	2.7
Lump sum conversion rate at retirement	18	20
Longevity at age 60:	years	years
Current pensioners
Males	27.3	27.1
Females	29.0	29.0
Future pensioners, currently aged 40
Males	28.2	28.3
Females	30.1	30.4

Discount rate

The IAS 19 valuation uses a single discount rate set by reference to the yield on a basket of ‘high quality’ sterling corporate bonds.

Significant judgment is required when setting the criteria for bonds to be included in the basket of bonds that is used to determine the discount rate used in the IAS 19 valuations. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgment is also required in determining the shape of the yield curve at long durations; a constant credit spread relative to gilts is assumed. Sensitivity to the main assumptions is presented below.

The weighted average duration of the Main section's defined benefit obligation at 31 December 2021 is 20 years (2020 - 22 years). The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2020.

The larger outflow in the first three years represents the expected level of transfers out to 31 December 2023.

NatWest Group plc – Annual Report on Form 20-F	56

Notes to the consolidated financial statements continued

5 Pensions continued

The table below shows how the net pension asset of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

	(Decrease)/	(Decrease)/	Increase in
	increase in	increase in	net pension
	value of	value of	(obligations)/
	assets	liabilities	assets
2021	£m	£m	£m
0.25% increase in interest rates/discount rate	(2,917)	(1,926)	(991)
0.25% increase in inflation	1,883	1,329	554
0.25% increase in credit spreads	(3)	(1,926)	1,923
Longevity increase of one year	—	1,790	(1,790)
0.25% additional rate of increase in pensions in payment	—	1,485	(1,485)
Increase in equity values of 10% (1)	442	—	442
2020
0.25% increase in interest rates/discount rate	(2,585)	(2,384)	(201)
0.25% increase in inflation	2,204	1,603	601
0.25% increase in credit spreads	(6)	(2,384)	2,378
Longevity increase of one year	—	1,930	(1,930)
0.25% additional rate of increase in pensions in payment	—	1,608	(1,608)
Increase in equity values of 10% (1)	454	—	454

(1)	Includes both quoted and private equity.

The funded status is most sensitive to movements in credit spreads and longevity. The table below shows the combined change in the funded status of the Main section as a result of larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies
		-2 years	-1 years	No change	+ 1 year	+ 2 years
2021		£bn	£bn	£bn	£bn	£bn
Change in credit spreads	+50 bps	6.9	5.3	3.8	2.3	0.8
	No change	3.6	1.8	—	(1.8)	(3.6)
	-50 bps	(0.3)	(2.4)	(4.5)	(6.6)	(8.7)

2020
Change in credit spreads	+50 bps	7.8	6.1	4.5	2.9	1.3
	No change	3.9	1.9	—	(1.9)	(3.9)
	-50 bps	(0.6)	(2.8)	(5.1)	(7.4)	(9.7)

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

	2021	2020
Membership category	%	%
Active members	10.7	14.2
Deferred members	47.6	50.9
Pensioners and dependants	41.7	34.9
	100.0	100.0

The experience history of NatWest Group schemes is shown below:

	Main section					All schemes
	2021	2020	2019	2018	2017	2021	2020	2019	2018	2017
History of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	52,021	51,323	46,555	43,806	44,652	57,787	57,249	51,925	48,752	49,746
Present value of plan obligations	42,020	43,870	39,669	35,466	37,937	46,808	48,864	44,115	39,607	42,378
Net surplus/(deficit)	10,001	7,453	6,886	8,340	6,715	10,979	8,385	7,810	9,145	7,368

Experience gains/(losses) on plan liabilities	241	427	275	(122)	(107)	237	455	279	(81)	(93)
Experience gains/(losses) on plan assets	841	5,486	3,021	(1,891)	1,580	872	6,027	3,556	(2,090)	1,728
Actual return on plan assets	1,554	6,422	4,266	(768)	2,735	1,667	7,064	4,930	(848)	3,013
Actual return on plan assets %	3.0%	13.8%	9.7%	(1.7)%	6.2%	2.9%	13.6%	10.1%	(1.7)%	6.1%

NatWest Group plc – Annual Report on Form 20-F	57

Notes to the consolidated financial statements continued

6 Auditor’s remuneration

Amounts payable to NatWest Group's auditors for statutory audit and other services are set out below. All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor’s independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments, the auditors are best placed to perform the work economically; for other work, NatWest Group selects the supplier best placed to meet its requirements. NatWest Group’s auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

	2021	2020	2019
	£m	£m	£m
Fees payable for :
- the audit of NatWest Group’s annual accounts (1)	4.4	4.7	3.8
- the audit of NatWest Group plc’s subsidiaries (1)	29.6	30.6	25.7
- audit-related assurance services (1,2)	5.3	4.7	3.2
Total audit and audit-related assurance services fees	39.3	40.0	32.7

Other assurance services	0.4	0.6	1.2
Corporate finance services (3)	0.5	0.4	0.6
Total other services	0.9	1.0	1.8

(1)	The 2021 audit fee was approved by the Group Audit Committee. At 31 December 2021, £19.7 million has been billed and paid in respect of the 2021 NatWest Group audit fees.
(2)	Comprises fees of £1.1 million (2020 - £1.1 million) in relation to reviews of interim financial information, £3.5 million (2020 - £3.2 million) in respect of reports to NatWest Group’s regulators in the UK and overseas, and £0.7 million (2020 - £0.4 million) in relation to non-statutory audit opinions.
(3)	Comprises fees of £0.5 million (2020 - £0.4 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

7 Tax

NatWest Group’s corporate income tax charge for the period is set out below, together with a reconciliation to the expected tax charge calculated using the UK standard corporation tax rate and details of the NatWest Group’s deferred tax balances.

For accounting policy information see Accounting policies note 9.

Analysis of the tax charge for the year

The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years. Deferred tax is explained on page 60.

	2021	2020 (1)	2019 (1)
Continuing operations	£m	£m	£m
Current tax
Charge for the year	(1,036)	(191)	(673)
Over provision in respect of prior years	31	86	122
	(1,005)	(105)	(551)
Deferred tax
(Charge)/credit for the year	(185)	176	38
UK tax rate change impact (2)	165	75	—
Net increase/(decrease) in the carrying value of deferred tax assets in respect of UK, Ireland and Netherlands losses	12	(130)	55
Over/(under) provision in respect of prior years (3)	17	(90)	19
Tax charge for the year	(996)	(74)	(439)

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(2)	It was announced in the UK Government’s budget on 3 March 2021 that the main UK corporation tax rate will increase from 19% to 25% from 1 April 2023. This legislative change was enacted on 10 June 2021.
(3)	Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities and adjustments to provisions in respect of uncertain tax positions.

NatWest Group plc – Annual Report on Form 20-F	58

Notes to the consolidated financial statements continued

7 Tax continued

Factors affecting the tax charge for the year

Taxable profits differ from profits reported in the income statement as certain amounts of income and expense may not be taxable or deductible. In addition, taxable profits may reflect items that have been included outside the income statement (for instance, in other comprehensive income) or adjustments that are made for tax purposes only.

The expected tax charge for the year is calculated by applying the standard UK corporation tax rate of 19% (2020 and 2019 – 19%) to the Operating profit or loss before tax in the income statement.

The actual tax charge differs from the expected tax charge as follows:

	2021	2020 (1)	2019 (1)
Continuing operations	£m	£m	£m
Expected tax (charge)/credit	(766)	92	(757)
Losses and temporary differences in year where no deferred tax asset recognised	(51)	(43)	(24)
Foreign profits taxed at other rates	(11)	(29)	7
Non deductible goodwill impairment	(16)	—	—
Items not allowed for tax:
- losses on disposals and write-downs	(55)	(22)	(71)
- UK bank levy	(18)	(32)	(26)
- regulatory and legal actions	(74)	14	(165)
- other disallowable items	(28)	(70)	(62)
Non-taxable items:
- Alawwal bank merger gain disposal	—	—	215
- FX recycling on the liquidation of RFS Holdings	—	—	279
- other non-taxable items	73	28	80
Taxable foreign exchange movements	8	(3)	(1)
Unrecognised losses brought forward and utilised	10	16	16
(Decrease)/increase in the carrying value of deferred tax assets in respect of:
- UK losses	(9)	7	129
- Ireland losses	(27)	(137)	(74)
- Netherlands losses	48	—	—
Banking surcharge	(341)	(27)	(199)
Tax on paid-in equity	48	61	73
UK tax rate change impact	165	75	—
Adjustments in respect of prior years	48	(4)	141
Actual tax charge	(996)	(74)	(439)

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

Judgment: tax contingencies

NatWest Group’s corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgment. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences.

The net deferred tax asset recognised by the NatWest Group is shown below, together with details of the accounting judgments and tax rates that have been used to calculate the deferred tax. Details are also provided of any deferred tax assets or liabilities that have not been recognised on the balance sheet.

Analysis of deferred tax

	£m	£m
Deferred tax asset	(1,195)	(901)
Deferred tax liability	359	291
Net deferred tax asset	(836)	(610)

NatWest Group plc – Annual Report on Form 20-F	59

Notes to the consolidated financial statements continued

7 Tax continued

					Tax
		Accelerated			losses
		capital	Expense	Financial	carried
	Pension	allowances	provisions	instruments	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	(139)	172	(118)	315	(951)	(24)	(745)
Charge/(credit) to income statement: (1)
- continuing operations	15	(234)	33	114	46	(5)	(31)
- discontinued operations	—	—	—	—	9	—	9
Charge/(credit) to other comprehensive income	119	—	—	51	—	(7)	163
Currency translation and other adjustments	1	(2)	—	—	(9)	4	(6)
At 1 January 2021	(4)	(64)	(85)	480	(905)	(32)	(610)
Charge/(credit) to income statement:
- continuing operations	19	21	(5)	(10)	(1)	(33)	(9)
- discontinued operations	—	—	—	—	3	—	3
Charge/(credit) to other comprehensive income	10	—	(7)	(222)	—	(5)	(224)
Currency translation and other adjustments	(1)	1	—	—	4	—	4
At 31 December 2021	24	(42)	(97)	248	(899)	(70)	(836)

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

Deferred tax assets in respect of carried forward tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2021	2020
	£m	£m
UK tax losses carried forward
- NWM Plc	56	62
- NWB Plc	608	592
- RBS plc	176	200
- Ulster Bank Limited	—	8
Total	840	862
Overseas tax losses carried forward
- UBIDAC	11	43
- NWM N.V.	48	—
	899	905

Critical accounting policy: Deferred tax

NatWest Group has recognised a deferred tax asset of £1,195 million (31 December 2020 - £901 million) and a deferred tax liability of £359 million (31 December 2020 - £291 million). These include amounts recognised in respect of UK and overseas tax losses of £899 million (31 December 2020 - £905 million). Deferred tax assets are recognised to the extent that it is probable that there will be future taxable profits to recover them.

Judgment – NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimate – These estimates are partly based on forecast performance beyond the horizon for management’s detailed plans. They have regard to inherent uncertainties, such as climate change and the impact of COVID. The deferred tax assets in NWM Plc and UBIDAC are supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2021.

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by The Finance (No. 2) Act 2015.

It was announced in the UK Government's budget on 3 March 2021 that the main UK corporation tax rate will increase from 19% to 25% from 1 April 2023. This legislative change was enacted on 10 June 2021. NatWest Group's closing deferred tax assets and liabilities have therefore been recalculated taking into account this change of rate and the applicable period the deferred tax assets and liabilities are expected to crystallise. As a result, the net deferred tax asset position in NatWest Group has increased by £163 million, with a £165 million tax credit included in the income statement (refer to reconciling item above), and a £2 million tax charge included in other comprehensive income.

It was subsequently announced in the UK Government's budget on 27 October 2021 that the UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This legislative change was substantively enacted on 2 February 2022. Had this rate reduction been substantively enacted as at the balance sheet date, the estimated rate change impact would not have been material.

NatWest Group plc – Annual Report on Form 20-F	60

Notes to the consolidated financial statements continued

7 Tax continued

NWM Plc - NWM Plc expects that the balance of recognised deferred tax asset at 31 December 2021 of £56 million (2020 - £62 million) in respect of tax losses amounting to £254 million will be recovered by the end of 2027. The movement in the current financial year reflects a £13 million decrease in the carrying value of the deferred tax asset, offset by a £7 million increase due to the UK tax rate change impact.

NWB Plc – A deferred tax asset of £608 million (2020 - £592 million) has been recognised in respect of total losses of £2,610 million. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. NWB Plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2025.

RBS plc – A deferred tax asset of £176 million (2020 - £200 million) has been recognised in respect of losses of £722 million of total losses of £3,979 million carried forward at 31 December 2021. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2027.

Overseas tax losses

UBIDAC – A deferred tax asset of £11 million (2020 - £43 million) has been recognised in respect of losses of £88 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2021. The movement in the current financial year reflects a £32 million reduction in the carrying value of the deferred tax asset following the announcement of the Group’s withdrawal from the Republic of Ireland.

NatWest Market N.V. (NWM N.V.) - A deferred tax asset of £48 million has been recognised in respect of previously unrecognised tax losses and credits of £187 million of total tax losses and credits of £2,785 million carried forward at 31 December 2021. NWM N.V. Group expects the deferred tax asset to be utilised against future taxable profits by the end of 2026. NWM N.V. Group’s Dutch fiscal unit has reported taxable profits in the period since the adoption of the new business model and repurposing of NWM N.V.’s banking license in 2019. In addition, NatWest Group strategic review of NWM Group has been largely completed in 2021, which has removed material uncertainties around the future business of NWM N.V.. As a result, NWM N.V. Group now considers it to be probable, based on its 5 year budget forecast, that future taxable profit will be available against which the tax losses and tax credits can be partially utilised.

Unrecognised deferred tax

Deferred tax assets of £5,437 million (2020 - £4,965 million; 2019 - £4,653 million) have not been recognised in respect of tax losses and other deductible temporary differences carried forward of £24,699 million (2020 - £25,091 million; 2019 - £23,555 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other deductible temporary differences, £77 million expire within five years and £4,288 million thereafter. The balance of tax losses and other deductible temporary differences carried forward has no expiry date.

Deferred tax liabilities of £302 million (2020 - £242 million; 2019 - £262 million) on aggregate underlying temporary differences of £1,032 million (2020 - £1,021 million; 2019 £1,074 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. Changes to UK tax legislation largely exempts from UK tax overseas dividends received on or after 1 July 2009.

NatWest Group plc – Annual Report on Form 20-F	61

Notes to the consolidated financial statements continued

8 Discontinued operations and assets and liabilities of disposal groups

Discontinued operations are reported separately on the income statement to allow users to distinguish the profits and cash flows from continuing operations from those activities that are subject to disposal.

Assets and liabilities which we intend to dispose of in a single transaction are also presented separately on the balance sheet.

For accounting policy information see Accounting policies note 3.

This note sets out the profit/(loss) from the discontinued operations (represented for comparative periods), the assets and liabilities of the disposal group and the operating cash flows attributable to the discontinued operations.

Two legally binding agreements for the sale of UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland:

On 28 June 2021 we announced it had agreed a binding sale agreement with Allied Irish Banks, p.l.c. for the transfer of c.€4.2 billion (plus up to €2.8 billion of undrawn exposures), of performing commercial loans as well as c.280 colleagues that are wholly or mainly assigned to supporting that part of the business, with the final number of roles to be confirmed as the deal completes. The sale, subject to Competition and Consumer Protection Commission (CCPC) approval, is expected to be completed in a series of transactions during 2022 and Q1 2023.

On the 17 December 2021 we signed a legally binding agreement with Permanent TSB p.l.c. The proposed sale will include performing non-tracker mortgages, the performing loans in the micro-SME business; the UBIDAC Asset Finance business, including its Lombard digital platform, and a subset of Ulster Bank branch locations in the Republic of Ireland. The majority of loans are expected to transfer by Q4 2022. As part of the transaction it is anticipated that c.450 colleagues will have the right to transfer under the TUPE regulations with the final number of roles to be confirmed as the deal completes.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group at 31 December 2021. The Ulster Bank RoI operating segment continues to be reported separately and reflects the results and balance sheet position of its continuing operations.

(a) Profit from discontinued operations, net of tax

	2021	2020	2019
	£m	£m	£m

Interest receivable	260	273	248
Net interest income	260	273	248
Non-interest income	9	15	18
Total income	269	288	266
Operating expenses	(47)	(47)	(45)
Profit before impairment losses	222	241	221
Impairment releases/(losses)	57	(111)	28
Operating profit before tax	279	130	249
Tax (charge)/credit	(3)	(9)	7
Profit from discontinued operations, net of tax	276	121	256

(b) Assets and liabilities of disposal groups

2021
£m
Assets of disposal groups
Loans to customers - amortised cost	9,002
Derivatives	5
Other assets	8
9,015
Liabilities of disposal groups
Other liabilities	5
5

Net assets of disposal groups	9,010

(c) Operating cash flows attributable to discontinued operations

	2021	2020	2019
	£m	£m	£m
Net cash flows from operating activities	1,290	(895)	(3,909)
Net increase/(decrease) in cash and cash equivalents	1,290	(895)	(3,909)

NatWest Group plc – Annual Report on Form 20-F	62

Notes to the consolidated financial statements continued

9 Earnings per share

Earnings per share is a metric to measure how much profit NatWest Group makes for each share that is in issue during the year. Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share is calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of dilutive share options and convertible securities.

	2021	2020	2019
	£m	£m	£m
Earnings
Profit/(loss) from continuing operations attributable to ordinary shareholders	2,674	(874)	2,877
Profit from discontinued operations attributable to ordinary shareholders	276	121	256
Profit/(loss) attributable to ordinary shareholders	2,950	(753)	3,133

Weighted average number of shares (millions)
Weighted average number of ordinary shares outstanding during the year	11,622	12,095	12,067
Effect of dilutive share options and convertible securities(1)	45	—	35
Diluted weighted average number of ordinary shares outstanding during the year	11,667	12,095	12,102

(1)	As there was a loss from continuing operations attributable to the parent company for the period to 31 December 2020, the effect of share options and convertible securities was not dilutive.

10 Financial instruments – classification

Financial instruments are contracts that give rise to a financial asset of one entity and a corresponding financial liability or equity instrument of a counterparty entity, such as: cash; derivatives; loans; deposits; and settlement balances. This note presents financial instruments classified in accordance with IFRS 9 – Financial Instruments.

Judgment: classification of financial assets

Classification of financial assets between amortised cost and fair value through other comprehensive income requires a degree of judgment in respect of business models and contractual cashflows.

-	The business model criteria is assessed at a portfolio level to determine whether assets are classified as held to collect or held to collect and sell. Information that is considered in determining the applicable business model includes the portfolio’s policies and objectives, how the performance and risks of the portfolio are managed, evaluated and reported to management; and the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for sales.
-	The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent solely payments of principal and interest. A level of judgment is made in assessing terms that could change the contractual cash flows so that it would not meet the condition for solely payments of principal and interest, including contingent and leverage features, non-recourse arrangements and features that could modify the time value of money.

For accounting policy information see Accounting policies 10, 12, 13 and 15.

NatWest Group plc – Annual Report on Form 20-F	63

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Judgment: classification of financial assets

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments on an IFRS 9 basis.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	177,757	—	177,757
Trading assets	59,158	—	—	—	59,158
Derivatives (1)	106,139	—	—	—	106,139
Settlement balances	—	—	2,141	—	2,141
Loans to bank - amortised cost (2)	—	—	7,682	—	7,682
Loans to customers - amortised cost (3)	—	—	358,990	—	358,990
Other financial assets	317	37,266	8,562	—	46,145
Intangible assets	—	—	—	6,723	6,723
Other assets	—	—	—	8,242	8,242
Assets of disposal groups	—	—	—	9,015	9,015
31 December 2021	165,614	37,266	555,132	23,980	781,992

Cash and balances at central banks			124,489		124,489
Trading assets	68,990				68,990
Derivatives (1)	166,523				166,523
Settlement balances			2,297		2,297
Loans to bank - amortised cost (2)			6,955		6,955
Loans to customers - amortised cost (3)			360,544		360,544
Other financial assets	440	44,902	9,806		55,148
Intangible assets				6,655	6,655
Other assets				7,890	7,890
31 December 2020	235,953	44,902	504,091	14,545	799,491

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (4)	—	—	26,279	—	26,279
Customer deposits	—	—	479,810	—	479,810
Settlement balances	—	—	2,068	—	2,068
Trading liabilities	64,598	—	—	—	64,598
Derivatives (1)	100,835	—	—	—	100,835
Other financial liabilities (5)	—	1,671	47,655	—	49,326
Subordinated liabilities	—	703	7,726	—	8,429
Notes in circulation	—	—	3,047	—	3,047
Other liabilities (6)	—	—	1,356	4,441	5,797
31 December 2021	165,433	2,374	567,941	4,441	740,189

Bank deposits (4)			20,606		20,606
Customer deposits			431,739		431,739
Settlement balances			5,545		5,545
Trading liabilities	72,256				72,256
Derivatives (1)	160,705				160,705
Other financial liabilities (5)		2,403	43,408		45,811
Subordinated liabilities		793	9,169		9,962
Notes in circulation			2,655		2,655
Other liabilities (6)			1,882	4,506	6,388
31 December 2020	232,961	3,196	515,004	4,506	755,667

(1)	Includes net hedging derivatives assets of £44 million (2020 - £93 million) and net hedging derivatives liabilities of £120 million (2020 - £130 million).
(2)	Includes items in the course of collection from other banks of £67 million (2020 - £148 million).
(3)	Includes finance lease receivables of £8,531 million (2020 - £9,061 million).
(4)	Includes items in the course of transmission to other banks of £56 million (2020 - £12 million).
(5)

The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.

(6)	Includes lease liabilities of £1,263 million (2020 - £1,698 million) held at amortised cost.

NatWest Group plc – Annual Report on Form 20-F	64

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Judgment: classification of financial assets

	2021	2020
	£m	£m
Reverse repos
Trading assets	20,742	19,404
Loans to banks - amortised cost	189	153
Loans to customers - amortised cost	25,962	25,011

Repos
Bank deposits	7,912	6,470
Customer deposits	14,541	5,167
Trading liabilities	19,389	19,036

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

	Instruments which can be offset			Potential for offset not recognised by IFRS
				Effect of			Net amount after	Instruments
				master netting			the effect of netting	outside
		IFRS	Balance	and similar	Cash	Securities	agreements and	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	agreements	sheet total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	113,220	(7,961)	105,259	(85,006)	(15,035)	(2,428)	2,790	880	106,139
Derivative liabilities	108,594	(8,568)	100,026	(85,006)	(9,909)	(2,913)	2,198	809	100,835
Net position (1)	4,626	607	5,233	—	(5,126)	485	592	71	5,304

Trading reverse repos	44,529	(24,422)	20,107	(900)	—	(19,136)	71	635	20,742
Trading repos	42,664	(24,422)	18,242	(900)	—	(17,341)	1	1,147	19,389
Net position	1,865	—	1,865	—	—	(1,795)	70	(512)	1,353

Non trading reverse repos	33,729	(7,594)	26,135	—	—	(26,135)	—	16	26,151
Non trading repos	30,047	(7,594)	22,453	—	—	(22,453)	—	—	22,453
Net position	3,682	—	3,682	—	—	(3,682)	—	16	3,698

2020
Derivative assets	176,425	(10,807)	165,618	(137,086)	(19,608)	(5,053)	3,871	905	166,523
Derivative liabilities	171,614	(11,540)	160,074	(137,086)	(15,034)	(4,921)	3,033	631	160,705
Net position (1)	4,811	733	5,544	—	(4,574)	(132)	838	274	5,818

Trading reverse repos	43,908	(24,867)	19,041	(929)	—	(18,040)	72	363	19,404
Trading repos	42,203	(24,867)	17,336	(929)	—	(16,407)	—	1,700	19,036
Net position	1,705	—	1,705	—	—	(1,633)	72	(1,337)	368

Non trading reverse repos	36,117	(10,953)	25,164	—	—	(25,164)	—	—	25,164
Non trading repos	22,590	(10,953)	11,637	—	—	(11,637)	—	—	11,637
Net position	13,527	—	13,527	—	—	(13,527)	—	—	13,527

(1)	The net IFRS offset balance of £607 million (2020 - £733 million)relates to variation margin netting reflected on other balance sheet lines.

NatWest Group plc – Annual Report on Form 20-F	65

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Interest rate benchmark reform

The NatWest Group IBOR program successfully delivered the conversion of the vast majority of the IBOR exposures to risk free rates (RFR) in advance of the cessation date. This encompasses loans, deposits, capital instruments and derivatives, which, have been converted using fallback provisions, switch provisions or as part of market-wide conversion events in the case of derivatives subject to clearing. These instruments will convert at the first repricing date post cessation.

The total amount of exposure for NatWest Group at 31 December 2021 subject to the above conversion provisions are £22,056 million of assets, £426 million of liabilities, £15,785 million of loan commitments and £557.7 billion of derivative notionals.

Despite the significant conversion levels achieved, certain instruments remain in discussion with customers and counterparties to achieve consensual conversion. If consensual conversion is not achieved these instruments will default to synthetic LIBOR in line with relevant legislation.

The level of exposures without explicit or agreed conversion provisions as of 31 December 2021 is as follows:

	Rates subject to IBOR reform
	GBP LIBOR	USD IBOR (1)	Other IBOR (2)	Total
2021	£m	£m	£m	£m
Trading assets	62	90	—	152
Loans to banks - amortised cost	—	11	—	11
Loans to customers - amortised cost	4,788	4,565	267	9,620
Other financial assets	864	768	—	1,632

Bank deposits	—	37	—	37
Customer deposits	—	—	—	—
Trading liabilities	31	166	—	197
Other financial liabilities	2,390	7,023	131	9,544
Subordinated liabilities	—	90	—	90

Loan commitments (3)	1,016	6,366	55	7,437

Derivatives notional (£bn)	3.6	1,152.0	—	1,155.6

At December 2021 NatWest Group held certain currency swaps with both legs subject to IBOR reform, for which only the GBP LIBOR leg has an explicit or agreed conversion provisions as of 31 December 2021, but not the entire contract. These include currency swaps of GBP LIBOR of £8.7 billion with USD IBOR £8.2 billion and Other IBOR £0.5 billion; currency swaps of USD IBOR of £117 billion with GBP LIBOR £91.7 billion and Other IBOR £25.3 billion; currency swaps of EURIBOR of £0.1 billion with GBP LIBOR £0.1 billion; currency swaps of Other IBOR of £0.4 billion with USD IBOR £0.4 billion.

NatWest Group plc – Annual Report on Form 20-F	66

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Interest rate benchmark reform

	Rates subject to IBOR reform
	GBP LIBOR	USD IBOR (1)	EURIBOR (2)	Other IBOR	Total
2020	£m	£m	£m	£m	£m
Trading assets	75	60	348	1	484
Loans to banks - amortised cost	23	82	101	—	206
Loans to customers - amortised cost	40,299	6,366	4,950	234	51,849
Other financial assets	2,918	303	370	—	3,591

Bank deposits	—	367	—	107	474
Customer deposits	—	—	—	4	4
Trading liabilities	54	414	269	2	739
Other financial liabilities	2,492	9,806	5,902	196	18,396
Subordinated liabilities	8	850	438	—	1,296

Loan commitments (3)	25,616	9,228	7,176	682	42,702

Derivatives notional (£bn)	1,407.5	1,368.8	2,358.7	289.6	5,424.6

(1)	In 2021 the FCA declared that USD IBOR will be non-representative post 30 June 2023; at the time of preparing the 31 December 2020 Annual Report on Form 20-F this date was expected to be 31 December 2021.
(2)	In 2021 management concluded that EURIBOR is not expected to be significantly reformed further and therefore any uncertainty due to interest benchmark rate reform for EURIBOR has ended. 31 December 2020 data includes EURIBOR exposure as subject to reform.
(3)	Certain loan commitments are multi-currency facilities. Where these are fully undrawn, they are allocated to the principal currency of the facility. Where the facilities are partly drawn, the remaining loan commitment is allocated to the currency with the largest drawn amount.

Included within the 31 December 2020 table above for derivatives were currency swaps with corresponding legs also subject to IBOR reform of GBP LIBOR of £5.2 billion with USD IBOR £2.0 billion, EURIBOR £2.9 billion and Other IBOR £0.3 billion. Currency swaps of USD IBOR of £231.7 billion with GBP LIBOR £98.5 billion, EURIBOR £85.8 billion and Other IBOR £47.4 billion. Currency swaps of EURIBOR of £5.1 billion with GBP LIBOR £2.3 billion, USD IBOR £1.8 billion and Other IBOR £1.0 billion. Currency swaps of Other IBOR of £2.2 billion with EURIBOR £0.7 billion, USD IBOR £1.2 billion and Other IBOR £0.3 billion.

Additionally, included above are basis swaps for GBP LIBOR of £97 billion, USD IBOR of £ 81 billion, EURIBOR of £49 billion and Other IBOR of £10 billion.

AT1 issuances

NatWest Group has issued certain capital instruments, AT1, under which reset clauses are linked to IBOR rates subject to reform. Where under the contractual terms of the instrument the coupon resets to a rate which has IBOR as a specified component of its pricing structure, these are subject to IBOR reform and listed below:

	31 December	31 December
	2021	2020
	£m	£m
US$1.15 billion 8% notes	734	734
US$2.65 billion 8.625% notes	—	2,046

NatWest Group‘s non-cumulative preference shares of USD$0.01 Series U (£494 million) are also subject to IBOR reform.

NatWest Group plc – Annual Report on Form 20-F	67

Notes to the consolidated financial statements continued

11 Financial instruments – valuation

Financial instruments recognised at fair value are revalued using techniques that can include observable inputs (pricing information that is readily available in the market, for example UK Government securities), and unobservable inputs (pricing information that is not readily available, for example unlisted securities). Gains and losses are recognised in the income statement and statement of comprehensive income as appropriate. This note presents information on the valuation of financial instruments.

The table below provides an overview of the various sections contained within the note.

Critical accounting policy: Fair value - financial instruments

Financial instruments classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss and fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement considers the characteristics of the asset or liability and the assumptions that a market participant would consider when pricing the asset or liability.

NatWest Group manages some portfolios of financial assets and financial liabilities based on its net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (see ’Valuation Adjustments’).

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument’s fair value is categorised using the fair value hierarchy.

For accounting policy information see Accounting policies notes 10 and 15.

NatWest Group plc – Annual Report on Form 20-F	68

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Valuation

Fair value hierarchy

Financial instruments carried at fair value have been classified under the fair value hierarchy. The classification ranges from level 1 to level 3, with more expert judgment and price uncertainly for those classified at level 3.

The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on the level of market activity for the referenced entity.

Level 1 – instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.

Level 3 - instruments valued using a valuation technique where at least one input which could have a significant effect on the instruments valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

Valuation techniques

NatWest Group derives the fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product.

Non-modelled products are valued directly from a price input, typically on a position-by-position basis. Examples include equities and most debt securities.

Non-modelled products can fall into any fair value levelling hierarchy depending on the observable market activity, liquidity, and assessment of valuation uncertainty of the instruments. The assessment of fair value and the classification of the instrument to a fair value level is subject to the valuation controls discussed in the Valuation control section.

Modelled products valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g., interest rate caps and floors) through to more complex derivatives (e.g., balance guarantee swaps).

For modelled products the fair value is derived using the model and the appropriate model inputs or parameters, as opposed to a cash price equivalent. Model inputs are taken either directly or indirectly from available data, where some inputs are also modelled.

Fair value classification of modelled instruments is either level 2 or level 3, depending on the product/model combination, the observability and quality of input parameters and other factors. All these must be assessed to classify a position. The modelled product is assigned to the lowest fair value hierarchy level of any significant input used in that valuation.

Most derivative instruments, for example vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives, are classified as level 2. This is because they are vanilla products valued using standard market models and with observable inputs. Level 2 products range from vanilla to more complex products, where more complex products remain classified as Level 2 due to the materiality of any unobservable inputs.

Inputs to valuation models

When using valuation techniques, the fair value can be significantly affected by the choice of valuation model and underlying assumptions. Factors considered include the cashflow amounts and timing of those cash flows, and application of appropriate discount rates, incorporating both funding and credit risk. Values between and beyond available data points are obtained by interpolation and extrapolation. The principal inputs to these valuation techniques are as follows:

Bond prices - quoted prices are generally available for government bonds, certain corporate securities, and some mortgage-related products.

Credit spreads - these express the return required over a benchmark rate or index to compensate for the referenced credit risk. Where available, these are derived from the price of credit default swaps or other credit-based instruments, such as debt securities. When direct prices are not available; credit spreads are determined with reference to available prices of entities with similar characteristics.

Interest rates - these are principally based on interest rate swap prices referencing benchmark interest rates. Benchmark rates include Interbank Offered Rates (IBOR) and the Overnight Index Swap (OIS) rate, including SONIA (Sterling Overnight Interbank Average Rate). Other quoted interest rates may also be used from both the bond, and futures markets.

Foreign currency exchange rates - there are observable prices both for spot and forward contracts and futures in the world's major currencies.

NatWest Group plc – Annual Report on Form 20-F	69

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or variables are observed to move together. Variables that move in the same direction show positive correlation; those that move in opposite directions are negatively correlated.

Prepayment rates - rates used to reflect how fast a pool of assets prepay. The fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. When valuing prepayable instruments, the value of this prepayment option is considered.

Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers, the value of the underlying collateral, or inferred from observable credit spreads.

Valuation control

NatWest Group's control environment for the determination of the fair value of financial instruments includes formalised procedures for the review and validation of fair values. This review is performed by an independent price verification (IPV) team.

IPV is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. These valuations are then reviewed by the IPV team, independent of those trading the financial instruments, in light of available pricing evidence.

Independent pricing data is collated from a range of sources. Each source is reviewed for quality and the independent data applied in the IPV processes using a formalised input quality hierarchy. Consensus services are one source of independent data and encompass interest rate, currency, credit, and bond markets, providing comprehensive coverage of vanilla products and a wide selection of exotic products.

Where measurement differences are identified through the IPV process these are grouped by the quality hierarchy of the independent data. If the size of the difference exceeds defined thresholds, an adjustment is made to bring the valuation to within the independently calculated fair value range.

IPV takes place at least monthly, for all fair value financial instruments. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds.

The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument and forms part of the information considered when determining fair value hierarchy classifications.

Initial fair value level classification of a financial instrument is carried out by the IPV team. These initial classifications are subject to senior management review. Particular attention is paid to instruments transferring from one level to another, new instrument classes or products, instruments where the transaction price is significantly different from the fair value and instruments where valuation uncertainty is high.

Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversees pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by Valuation Committees and to discuss other relevant industry matters.

The Group model risk policy sets the policy for model documentation, testing and review. Governance of the model risk policy is carried out by the Group model risk oversight committee, which comprises model risk owners and independent model experts. All models are required to be independently validated in accordance with the Model Risk Policy.

Key areas of judgment

Over the years the business has simplified, with most products classified as level 1 or 2 of the fair value hierarchy. However, the diverse range of products historically traded by NatWest Group means some products remain classified as level 3. Level 3 indicates a significant level of pricing uncertainty, where expert judgment is used. As such, extra disclosures are required in respect of level 3 instruments.

Over the years the business has simplified, with most products classified as level 1 or 2 of the fair value hierarchy. However, the diverse range of products historically traded by NatWest Group means some products remain classified as level 3. Level 3 indicates a significant level of pricing uncertainty, where expert judgment is used. As such, extra disclosures are required in respect of level 3 instruments.

In general, the degree of expert judgment used and hence valuation uncertainty depends on the degree of liquidity of an instrument or input.

Where markets are liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. For example, for an equity traded on an exchange, daily volumes of trading can be seen, but for an over the counter (OTC) derivative, assessing the liquidity of the market with no central exchange is more challenging.

NatWest Group plc – Annual Report on Form 20-F	70

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

A key related matter is where a market moves from liquid to illiquid or vice versa. Where this movement is considered temporary, the fair value level is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been liquid. In this case, the instrument will continue to be classified at the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects. Material movements between levels are reviewed quarterly by the Business and IPV.

The breadth and depth of the IPV data allows for a rules-based quality assessment to be made of market activity, liquidity, and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available, the quality assessment will result in the instrument being assessed as level 3.

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	33,482	721	34,203	—	39,550	225	39,775
Securities	19,563	5,371	21	24,955	21,535	7,599	81	29,215
Derivatives	—	105,222	917	106,139	—	165,441	1,082	166,523
Other financial assets	—		—
Loans	—	359	207	566	—	185	168	353
Securities	28,880	7,951	186	37,017	35,972	8,850	167	44,989
Total financial assets held at fair value	48,443	152,385	2,052	202,880	57,507	221,625	1,723	280,855
As % of total fair value assets	24%	75%	1%		20%	79%	1%

Liabilities
Trading liabilities
Deposits	—	38,658	2	38,660	—	44,062	7	44,069
Debt securities in issue	—	974	—	974	—	1,408	—	1,408
Short positions	20,507	4,456	1	24,964	19,045	7,734	—	26,779
Derivatives	—	100,229	606	100,835	—	159,818	887	160,705
Other financial liabilities	—		—
Debt securities in issue	—	1,103	—	1,103	—	1,607	—	1,607
Other deposits	—	568	—	568	—	796	—	796
Subordinated liabilities	—	703	—	703	—	793	—	793
Total financial liabilities held at fair value	20,507	146,691	609	167,807	19,045	216,218	894	236,157
As % of total fair value liabilities	12%	88%	0%		8%	92%	0%

(1)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(2)

For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

	2021	2020
Adjustment	£m	£m
Funding – FVA	90	140
Credit – CVA	390	390
Bid – Offer	113	148
Product and deal specific	119	172
	712	850

NatWest Group plc – Annual Report on Form 20-F	71

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

There was a reallocation of FVA to CVA during the period following an update to the risk management of certain exposures. The net decrease across CVA and FVA was driven by reduced exposures, due to increases in interest rates and trade exit activity. The reduction in bid-offer and product and deal specific reserves followed reduced risk due to trade exit activity and LIBOR cessation.

Funding valuation adjustments (FVA)

FVA represents an estimate of the adjustment that a market participant would make to incorporate funding costs and benefits that arise in relation to derivative exposures. FVA is calculated as a portfolio level adjustment and can result in either a funding charge (positive) or funding benefit (negative).

Funding levels are applied to estimated potential future exposures. For uncollateralised derivatives, the exposure reflects the future valuation of the derivative. For collateralised derivatives, the exposure reflects the difference between the future valuation of the derivative and the level of collateral posted.

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to fair value that is made to incorporate the counterparty credit risk inherent in derivative exposures. CVA is actively managed by a credit and market risk hedging process, and therefore movements in CVA are partially offset by trading revenue on the hedges.

The CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where NatWest Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

Bid-offer

Fair value positions are required to be marked to exit, represented by bid (long positions) or offer (short positions) levels. Non-derivative positions are typically marked directly to bid or offer prices. However derivative exposures are adjusted to exit levels by taking bid-offer reserves calculated on a portfolio basis. The bid-offer approach is based on current market spreads and standard market bucketing of risk.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability.

Netting is applied on a portfolio basis to reflect the value at which NatWest Group believes it could exit the net risk of the portfolio, rather than the sum of exit costs for each of the portfolio’s individual trades. This is applied where the asset and liability positions are managed as a portfolio for risk and reporting purposes.

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques which have a significant dependence on information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in the income statement over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. On 31 December 2021, net gains of £71 million (2020 - £63 million) were carried forward. During the year, net gains of £103 million (2020 - £75 million) were deferred and £94 million (2020 - £100 million) were recognised in the income statement.

Where system generated valuations do not accurately recover market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

Own Credit

NatWest Group considers the effect of its own credit standing when valuing financial liabilities recorded at fair value. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes. An own credit adjustment is applied to positions where it is believed that counterparties would consider NatWest Group's creditworthiness when pricing trades.

NatWest Group plc – Annual Report on Form 20-F	72

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Level 3 additional information

For illiquid assets and liabilities, classified as level 3, additional information is provided on the valuation techniques used and price sensitivity of the products to those inputs. This is to enable the reader to gauge the level of uncertainty that arises from positions with significant unobservable inputs or modelling parameters.

Level 3 ranges of unobservable inputs

The table below provides additional information on level 3 instruments and inputs. This shows the valuation technique used for the fair value calculation, the unobservable input or inputs and input range.

				2021		2020
Financial instrument	Valuation technique	Unobservable inputs	Units	Low	High	Low	High
Trading assets and Other financial assets
Loans	Price-based	Price	%	—	106	—	105
	Discount cash flow	Credit spreads	bps	40	102	69	119
	Discount cash flow	Discount margin	bps	46	55	51	226

Debt securities	Price-based	Price	%	—	240	—	232

Equity Shares	Price-based	Price	GBP	—	30,378	—	27,737
	Price-based	Price	%	—	7	—	80
	Discount cash flow	Discount margin	%	6	8	7	9
	Net asset valuation	Net asset value	%	80	120	80	120

Derivative assets and liabilities
Credit derivatives	Credit derivative pricing	Credit spreads	bps	6	635	2	500
		Correlation	%	(15)	95	(50)	95
		Volatility	%	30	108	27	80
		Upfront points	%	—	100	—	100
		Recovery rate	%	—	60	10	40

Interest rate & FX	Option pricing	Correlation	%	(50)	100	(50)	100
derivatives		Volatility	%	17	77	17	60
		Constant Prepayment Rate	%	2	16	2	18
		Mean Reversion	%	—	92	—	92
		Basis volatility	bps	8	18	15	21
		Inflation volatility	%	1	2	1	2
		Inflation rate	%	2	3	1	2

Equity derivatives	Option pricing	Correlation	%	(53)	87	(53)	87

(1)	Valuation for private equity investments may be estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value (NAV). Similarly, for equity or bond fund investments, prices may be estimated from valuation or credit statements using NAV or similar measures.
(2)	NatWest Group does not have any material liabilities measured at fair value that are issued with an inseparable third-party credit enhancement.

NatWest Group plc – Annual Report on Form 20-F	73

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Level 3 sensitivities

The level 3 sensitivities presented below are calculated at a trade or low-level portfolio basis rather than an overall portfolio basis. As individual sensitivities are aggregated with no reflection of the correlated nature between instruments, the overall portfolio sensitivity may not be accurately reflected. For example, some portfolios may be negatively correlated to others, where a downwards movement in one asset would produce an upwards movement in another. However, due to the additive presentation of the above figures this correlation impact cannot be displayed. As such, the actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the below table.

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Other considerations

Whilst certain inputs used to calculate CVA, FVA and own credit adjustments are not based on observable market data, the uncertainty of these inputs is not considered to have a significant effect on the net valuation of the related derivative portfolios and issued debt.

As such, the fair value levelling of the derivative portfolios and issued debt is not determined by CVA, FVA or own credit inputs. In addition, any fair value sensitivity driven by these inputs is not included in the level 3 sensitivities presented.

The table below shows the high and low range of fair value of the level 3 assets and liabilities. This range incorporates the range of fair value inputs as described in the previous table.

	2021			2020
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	721	10	(10)	225	10	—
Securities	21	—	—	81	—	—
Derivatives	917	60	(70)	1,082	80	(80)
Other financial assets
Loans	207	10	(10)	168	20	(10)
Securities	186	20	(20)	167	30	(20)
	2,052	100	(110)	1,723	140	(110)

Liabilities
Trading liabilities
Deposits	2	—	—	7	—	—
Debt securities in issue	—	—	—	—	—	—
Short positions	1	—	—	—	—	—
Derivatives	606	30	(30)	887	50	(40)
Other financial liabilities	—	—	—	—	—	—
	609	30	(30)	894	50	(40)

NatWest Group plc – Annual Report on Form 20-F	74

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities in the year.

	2021				2020
	Trading	Other			Trading	Other
	assets	financial	Total	Total	assets	financial	Total	Total
	(2)	assets (3)	assets	liabilities	(2)	assets (3)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,388	335	1,723	894	2,233	321	2,554	1,317
Amounts recorded in the income statement (1)	(93)	(29)	(122)	(90)	127	(21)	106	(67)
Amounts recorded in the statement of comprehensive income	—	23	23	—	—	63	63	—
Level 3 transfers in	125	3	128	20	165	98	263	188
Level 3 transfers out	(104)	(6)	(109)	(168)	(139)	—	(139)	(368)
Purchases/originations (4)	965	452	1,416	305	441	327	768	127
Settlements/other decreases	(47)	(364)	(411)	(28)	(293)	(153)	(446)	(59)
Sales	(573)	(17)	(590)	(321)	(1,148)	(301)	(1,449)	(245)
Foreign exchange and other	(3)	(3)	(6)	(3)	2	1	3	1
At 31 December	1,658	394	2,052	609	1,388	335	1,723	894

Amounts recorded in the income statement in respect of balances held at year end - unrealised	(93)	(32)	(126)	(90)	129	(22)	107	(68)

(1)	There were £3 million net losses on trading assets and liabilities (2020 - £194 million net gain) recorded in income from trading activities. Net losses on other instruments of £29 million (2020 - £21 million net losses) were recorded in other operating income and interest income as appropriate.
(2)	Trading assets comprise assets held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.
(4)	Movement in the period includes new loan originations classified as HTC&S under IFRS 9 and fair valued through other comprehensive income. 2021 purchases include a new leveraged finance loan of £450 million. As a result of its composition and illiquid nature, pricing is based on unobservable inputs and the judgment of valuation experts.

NatWest Group plc – Annual Report on Form 20-F	75

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet.

	Items where
	fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
2021	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	177.8	—	—	—	—	—
Settlement balances	2.1	—	—	—	—	—
Loans to banks	0.1	7.5	7.5	—	5.0	2.5
Loans to customers	—	359.0	354.1	—	28.0	326.1
Other financial assets - securities	—	8.6	8.6	4.4	0.7	3.5
2020
Financial assets
Cash and balances at central banks	124.5	—	—	—	—	—
Settlement balances	2.3	—	—	—	—	—
Loans to banks	0.1	6.9	6.9	—	3.8	3.1
Loans to customers	—	360.5	359.2	—	25.2	334.0
Other financial assets - securities	—	9.8	10.1	5.9	1.2	3.0
2021
Financial liabilities
Bank deposits	4.9	21.4	21.0	—	18.7	2.3
Customer deposits	442.4	37.4	37.6	—	18.1	19.5
Settlement balances	2.1	—	—	—
Other financial liabilities - debt securities in issue	—	47.7	48.6	—	41.4	7.2
Subordinated liabilities	—	7.7	8.3	—	8.2	0.1
Notes in circulation	3.0	—	—	—	—	—
2020
Financial liabilities
Bank deposits	4.4	16.2	16.2	—	11.3	4.9
Customer deposits	371.7	60.0	60.1	—	10.1	50.0
Settlement balances	5.5	—	—	—	—	—
Other financial liabilities - debt securities in issue	—	43.4	44.6	—	34.7	9.9
Subordinated liabilities	—	9.2	9.8	—	9.7	0.1
Notes in circulation	2.7	—	—	—	—	—

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)	Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: institutional and corporate lending.
(b)	Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients' option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Ulster Bank RoI, Commercial Banking (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. Fair values of the remaining population are determined using market standard valuation techniques, such as discounted cash flows, adjusting for own credit spreads where appropriate.

Bank and customer deposits

Fair values of deposits are estimated using discounted cash flow valuation techniques. Where required, methodologies can be revised as additional information and valuation inputs become available.

NatWest Group plc – Annual Report on Form 20-F	76

Notes to the consolidated financial statements continued

12 Financial instruments - maturity analysis

Remaining maturity

This note shows the maturity profile of NatWest Group’s financial assets and liabilities by contractual date of maturity and contractual cash flows.

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2021			2020
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	177,757	—	177,757	124,489	—	124,489
Trading assets	40,263	18,895	59,158	42,037	26,953	68,990
Derivatives	34,538	71,601	106,139	46,244	120,279	166,523
Settlement balances	2,141	—	2,141	2,297	—	2,297
Loans to banks - amortised cost	7,425	257	7,682	6,835	120	6,955
Loans to customers - amortised cost	103,689	255,301	358,990	87,531	273,013	360,544
Other financial assets	11,151	34,994	46,145	8,901	46,247	55,148

Liabilities
Bank deposits	13,715	12,564	26,279	12,315	8,291	20,606
Customer deposits	478,801	1,009	479,810	430,283	1,456	431,739
Settlement balances	2,068	—	2,068	5,545	—	5,545
Trading liabilities	41,664	22,934	64,598	45,037	27,219	72,256
Derivatives	34,593	66,242	100,835	47,361	113,344	160,705
Other financial liabilities	16,060	33,266	49,326	12,403	33,408	45,811
Subordinated liabilities	1,375	7,054	8,429	365	9,597	9,962
Notes in circulation	3,047	—	3,047	2,655	—	2,655
Lease liabilities	238	1,025	1,263	185	1,513	1,698

Assets and liabilities by contractual cash flows up to 20 years

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

The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate NatWest Group's liquidity position.

MFVTPL assets of £165.6 billion (2020 - £236.0 billion) and HFT liabilities of £165.3 billion (2020 - £232.8 billion) have been excluded from the following tables.

NatWest Group plc – Annual Report on Form 20-F	77

Notes to the consolidated financial statements continued

12 Financial instruments - maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2021	£m	£m	£m	£m	£m	£m
Assets by contractual maturity up to 20 years
Cash and balances at central banks	177,757	—	—	—	—	—
Derivatives held for hedging	(23)	(32)	72	15	10	17
Settlement balances	2,141	—	—	—	—	—
Loans to banks - amortised cost	5,735	1,689	21	—	—	—
Loans to customers - amortised cost	65,760	43,144	63,979	45,057	73,044	90,115
Other financial assets (1)	3,924	7,576	10,467	8,048	7,444	5,523
Finance lease	290	340	746	504	704	377
	255,584	52,717	75,285	53,624	81,202	96,032

Liabilities by contractual maturity up to 20 years
Bank deposits	13,292	421	566	12,003	—	—
Customer deposits	473,123	5,440	1,155	73	4	19
Settlement balances	2,068	—	—	—	—	—
Derivatives held for hedging	(57)	(31)	561	155	(152)	(198)
Other financial liabilities	6,967	9,293	16,953	10,062	7,905	292
Subordinated liabilities	66	1,604	3,481	2,170	1,496	563
Other liabilities - Notes in circulation	3,047	—	—	—	—	—
Lease liabilities	74	161	220	167	281	251
	498,580	16,888	22,936	24,630	9,534	927

Guarantees and commitments - notional amount
Guarantees (2)	2,055	—	—	—	—	—
Commitments (3)	118,536	—	—	—	—	—
	120,591	—	—	—	—	—

2020
Assets by contractual maturity up to 20 years
Cash and balances at central banks	124,489	—	—	—	—	—
Derivatives held for hedging	14	18	96	—	12	6
Settlement balances	2,297	—	—	—	—	—
Loans to banks - amortised cost	5,600	1,245	—	—	1	110
Loans to customers - amortised cost	47,507	46,718	65,138	58,680	81,544	88,155
Other financial assets (1)	4,019	5,919	12,592	10,791	11,855	5,774
Finance lease	48	366	840	671	895	545
	183,974	54,266	78,666	70,142	94,307	94,590

Liabilities by contractual maturity up to 20 years
Bank deposits	11,217	1,078	3,241	5,038	—	—
Customer deposits	421,763	8,528	1,407	23	26	20
Settlement balances	5,545	—	—	—	—	—
Derivatives held for hedging	36	(17)	94	3	64	(2)
Other financial liabilities	4,716	8,144	15,558	11,470	7,358	254
Subordinated liabilities	73	685	4,387	3,444	923	562
Other liabilities - Notes in circulation	2,655	—	—	—	—	—
Lease liabilities	51	135	294	245	429	497
	446,056	18,553	24,981	20,223	8,800	1,331

Guarantees and commitments - notional amount
Guarantees (2)	2,244	—	—	—	—	—
Commitments (3)	121,922	—	—	—	—	—
	124,166	—	—	—	—	—

(1)	Other financial assets excludes equity shares.
(2)	NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
(3)	NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

NatWest Group plc – Annual Report on Form 20-F	78

Notes to the consolidated financial statements continued

13 Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value and classified as held-for- trading. Financial instruments are classified as held for trading if they are held for the purpose of selling or repurchasing them in the short term, to make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

For accounting policy information see Accounting policies note 10.

	2021	2020
Assets	£m	£m
Loans
Reverse repos	20,742	19,404
Collateral given	12,047	18,760
Other loans	1,414	1,611
Total loans	34,203	39,775
Securities
Central and local government
- UK	6,919	4,184
- US	3,329	5,149
- other	10,929	16,436
Financial institutions and corporate	3,778	3,446
Total securities	24,955	29,215
Total	59,158	68,990
Liabilities
Deposits
Repos	19,389	19,036
Collateral received	17,718	23,229
Other deposits	1,553	1,804
Total deposits	38,660	44,069
Debt securities in issue	974	1,408
Short positions	24,964	26,779
Total	64,598	72,256

14 Derivatives

Derivative is a term covering a wide range of financial instruments that derive their fair value from an underlying rate or price, for example interest rates or exchange rates (the underlying). NatWest Group uses derivatives as a part of its trading activities, to manage its own risks such as interest rate, foreign exchange, or credit risk and in certain customer transactions. This note shows contracted volumes of derivatives, how they are used for hedging purposes and more specifically the effects of the application of hedge accounting.

For accounting policy information see Accounting policies note 10 and 15.

	2021			2020
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts	3,167	38,517	39,286	3,328	52,239	55,107
Interest rate contracts	8,919	67,458	61,206	10,703	114,115	105,214
Credit derivatives	14	154	343	15	161	376
Equity and commodity contracts	—	10	—	1	8	8
		106,139	100,835		166,523	160,705

NatWest Group applies hedge accounting to reduce the accounting mismatch caused in the income statement by using derivatives to hedge the following risks: interest rate, foreign exchange and net investment in foreign operations.

NatWest Group’s interest rate hedging relates to the management of NatWest Group’s non-trading structural interest rate risk, caused by the mismatch between fixed interest rates and floating interest rates on its financial instruments. NatWest Group manages this risk within approved limits. Residual risk positions are hedged with derivatives, principally interest rate swaps.

Suitable larger fixed rate financial instruments are subject to fair value hedging; the remaining exposure, where possible, is hedged by derivatives designated as cash flow hedges.

Cash flow hedges of interest rate risk relate to exposures to the variability in future interest payments and receipts due to the movement of benchmark interest rates on forecast transactions and on financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps, which convert variable cash flows into fixed. For these cash flow hedge relationships, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant benchmark rates, most notably LIBOR, EURIBOR, SONIA and the Bank of England Official Bank Rate. The variability in cash flows due to movements in the relevant benchmark rate is hedged; this risk component is identified using the risk management systems of NatWest Group and encompasses the majority of cash flow variability risk.

Fair value hedges of interest rate risk involve interest rate swaps transforming the fixed interest rate risk in financial assets and financial liabilities to floating. The hedged risk is the risk of changes in the hedged item’s fair value attributable to changes in the benchmark interest rate risk component of

NatWest Group plc – Annual Report on Form 20-F	79

Notes to the consolidated financial statements continued

the hedged item. The significant benchmarks identified as risk components are LIBOR, EURIBOR and SONIA. These risk components are identified using the risk management systems of NatWest Group and encompass the majority of the hedged item’s fair value risk.

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

Exchange rate risk also arises in NatWest Group where payments are denominated in currencies other than the functional currency. Residual risk positions are hedged with forward foreign exchange contracts, fixing the exchange rate the payments will be settled in. The derivatives are documented as cash flow hedges.

For all cash flow hedging and fair value hedge relationships, and net investment hedging, NatWest Group determines that there is an adequate level of offsetting between the hedged item and hedging instrument at inception and on an ongoing basis. This is achieved by comparing movements in the fair value of the expected highly probable forecast interest cash flows/fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Hedge effectiveness is assessed on a cumulative basis over a time period management determines to be appropriate. NatWest Group uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting. Hedge ineffectiveness is measured and recognised in the income statement as it arises.

IBOR reform - NatWest Group in the year continued to apply, for relationships directly affected by interest rate benchmark reform, Interest Rate Benchmark Reform Amendments to IAS 39 and IFRS 7 issued September 2019 (“Phase 1 relief”) and Interest Rate Benchmark Reform – Phase 2 Amendments to IAS 39 and IFRS 7 issued August 2020 (“Phase 2 relief”).

Significant transitions in the year were the GBP, JPY and CHF derivatives subject to cash flow and fair value hedging transitioned as part of the LCH ‘big bang’ conversion in December 2021. The swaps were restructured to reprice off the appropriate risk free rate from the next repricing date post 31 December 2021 plus a spread adjustment. All impacted hedge accounting relationships had their designations updated to reflect this transition.

USD cash flow and fair value hedges of interest rate risk that mature post 30 June 2023 continue to be directly affected by interest rate benchmark reform.

14 Derivatives continued

Included in the table below are derivatives held for hedging purposes as follows:

	2021				2020
				Changes in fair				Changes in fair
				value used for				value used for
	Notional	Assets	Liabilities	hedge ineffectiveness (1)	Notional	Assets	Liabilities	hedge ineffectiveness (1)
	£bn	£m	£m	£m	£bn	£m	£m	£m
Fair value hedging
Interest rate contracts	65.6	1,176	2,057	897	65.5	1,878	3,844	(875)

Cash flow hedging
Interest rate contracts	133.1	952	1,149	(931)	128.8	2,035	1,210	217
Exchange rate contracts	7.3	30	109	27	10.8	37	116	(55)

Net investment hedging
Exchange rate contracts	0.5	11	1	7	0.2	—	9	11
	206.5	2,169	3,316	—	205.3	3,950	5,179	(702)
IFRS netting/Clearing house settlements		(2,125)	(3,196)			(3,857)	(5,049)
		44	120			93	130

(1)	The change in fair value used for hedge ineffectiveness includes instruments that were decrecognised in the year.

The notional of hedging instruments affected by interest rate benchmark reform is as follows:

	2021	2020
	£bn	£bn
Fair value hedging
EURIBOR (1)	—	13.6
GBP LIBOR	—	11.2
USD LIBOR (2)	20.2	26.6
Other currency LIBOR	—	1.1
Cash flow hedging
EURIBOR (1)	—	5.2
GBP LIBOR	—	51.7
SOFR (3)	0.2	—
USD LIBOR (2)	3.1	2.7

(1)	In 2021 management concluded that EURIBOR is not expected to be significantly reformed further and therefore any uncertainty due to interest benchmark rate reform for EURIBOR has ended.
(2)	In 2021 the FCA declared that USD LIBOR will be non-representative post 30 June 2023; at the time of preparing the 2020 disclosures this date was expected to be 31 December 2021.
(3)	Hedge relationships subject to reform are those where either the hedged item or the hedging instrument is subject to the IBOR reform.
(4)	Notional of £1 billion cross currency derivative contracts in cash flow hedge relationships will convert to repricing off the relevant risk-free rate at the first repricing date post cessation.

NatWest Group plc – Annual Report on Form 20-F	80

Notes to the consolidated financial statements continued

14 Derivatives continued

The following table shows the period in which the notional of hedging contract ends:

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years	20+ years	Total
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Fair value hedging
Hedging assets - interest rate risk	0.9	2.5	5.5	5.7	6.2	4.9	4.5	30.2
Hedging liabilities - interest rate risk	1.1	4.2	11.8	9.3	8.4	0.6	0.0	35.4
Cash flow hedging
Hedging assets
Interest rate risk	5.4	8.1	14.3	24.5	11.4	—	—	63.7
Average fixed interest rate (%)	1.40	1.19	1.35	0.65	0.82	—	—	0.97
Hedging liabilities
Interest rate risk	8.8	21.1	33.0	3.3	2.5	0.7	—	69.4
Average fixed interest rate (%)	0.50	0.24	0.41	0.47	1.01	4.55	—	0.44
Hedging assets
Exchange rate risk	—	—	—	—	—	—	—	—
Hedging liabilities
Exchange rate risk	0.1	2.4	3.5	1.3	—	—	—	7.3
Net investment hedging
Exchange rate risk	0.5	—	—	—	—	—	—	0.5
2020
Fair value hedging
Hedging assets - interest rate risk	1.2	2.3	6.3	7.4	8.9	5.1	4.2	35.4
Hedging liabilities - interest rate risk	—	0.6	10.1	11.6	7.1	0.5	0.2	30.1
Cash flow hedging
Hedging assets
Interest rate risk	0.7	10.5	19.3	13.9	10.5	0.1	—	55.0
Average fixed interest rate (%)	1.28	1.22	1.51	1.06	0.92	3.12	—	1.23
Hedging liabilities
Interest rate risk	1.6	28.9	36.8	3.4	2.4	0.7	—	73.8
Average fixed interest rate (%)	1.14	0.78	0.37	1.25	0.65	4.55	—	0.64
Hedging assets
Exchange rate risk	—	—	0.1	—	—	—	—	0.1
Hedging liabilities
Exchange rate risk	—	3.3	5.3	1.0	1.1	—	—	10.7
Net investment hedging
Exchange rate risk	0.1	0.1	—	—	—	—	—	0.2

For cash flow hedging of exchange rate risk, the average foreign exchange rates applicable across the relationships were as below for the main currencies hedged.

	2021	2020
INR/GBP	106.58	95.29
USD/GBP	1.38	1.36
CHF/GBP	1.25	n/a
JPY/GBP	132.93	132.93
JPY/EUR	n/a	120.21
CNH/GBP	8.74	n/a

For net investment hedging of exchange rate risk, the average foreign exchange rates applicable were as below for the main currencies hedged.

	2021	2020
SEK/GBP	11.74	11.15
DKK/GBP	8.85	8.28
NOK/GBP	12.12	12.73
AED/USD	3.67	n/a
USD/GBP	1.32	n/a

NatWest Group plc – Annual Report on Form 20-F	81

Notes to the consolidated financial statements continued

14 Derivatives continued

The table below analyses assets and liabilities subject to hedging derivatives.

				Impact on
			Changes in fair	hedged items
	Carrying value	Impact on	value used as	ceased to be
	of hedged	hedged items	a basis to	adjusted for
	assets and	included in	determine	hedging
	liabilities	carrying value	ineffectiveness (1)	gains or losses
2021	£m	£m	£m	£m
Fair value hedging - interest rate
Loans to banks and customers - amortised cost	6,603	701	(478)	69
Other financial assets - securities	30,882	518	(1,576)	—
Total	37,485	1,219	(2,054)	69

Other financial liabilities - debt securities in issue	34,371	454	953	—
Subordinated liabilities	6,235	(9)	255	—
Total	40,606	445	1,208	—

Cash flow hedging - interest rate
Loans to banks and customers - amortised cost	63,025		1,984
Other financial assets - securities	714		26
Total	63,739		2,010

Cash flow hedging - interest rate
Bank and customer deposits	68,383		(1,084)
Other financial liabilities - debt securities in issue	1,006		(21)
Total	69,389		(1,105)

Cash flow hedging - exchange rate
Loans to banks and customer - amortised cost	21		—
Other financial assets - securities	2		—
Total	23		—

Other financial liabilities - debt securities in issue	6,337		(5)
Subordinated liabilities	742		(12)
Other	200		(10)
Total	7,279		(27)

2020
Fair value hedging - interest rate
Loans to banks and customers - amortised cost	6,858	1,228	323	77
Other financial assets - securities	35,754	2,268	1,568	—
Total	42,612	3,496	1,891	77

Other financial liabilities - debt securities in issue	29,317	1,336	(746)	—
Subordinated liabilities	6,441	293	(268)	10
Total	35,758	1,629	(1,014)	10

Cash flow hedging - interest rate
Loans to banks and customers - amortised cost	53,335		(601)
Other financial assets - securities	1,550		(16)
Total	54,885		(617)

Cash flow hedging - interest rate
Bank and customer deposits	72,880		409
Other financial liabilities - debt securities in issue	1,014		13
Total	73,894		422

Cash flow hedging - exchange rate
Loans to banks and customer - amortised cost	112		1
Other financial assets - securities	30		—
Total	142		1

Cash flow hedging - exchange rate
Other financial liabilities - debt securities in issue	6,272		20
Subordinated liabilities	4,194		36
Other	152		(2)
Total	10,618		54

(1)	The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.

NatWest Group plc – Annual Report on Form 20-F	82

Notes to the consolidated financial statements continued

14 Derivatives continued

The following risk exposures will be affected by interest rate benchmark reform (notional, hedged adjustment):

	2021		2020
		Hedged		Hedged
	Notional	adjustment	Notional	adjustment
	£bn	£m	£bn	£m
Fair value hedging
EURIBOR (1)	—	—	15.1	27
GBP LIBOR	—	—	11.4	1,178
USD LIBOR (2)	21.8	7	28.1	(427)
Other currency LIBOR	—	—	1.1	1
Cash flow hedging
EURIBOR (1)	—	—	4.1	(76)
GBP LIBOR	—	—	10.5	(473)
USD LIBOR (2)	3.3	21	2.7	(61)
BOE Base rate (3)	—	—	40.7	(156)
ECB REFI rate (3)	—	—	1.2	—
SONIA (3)	—	—	0.6	4

(1)	In 2021 management concluded that EURIBOR is not expected to be significantly reformed further and therefore any uncertainty due to interest benchmark rate reform for EURIBOR has ended.
(2)	In 2021 the FCA declared that USD LIBOR will be non-representative post 30 June 2023; at the time of preparing the 2020 disclosures this date was expected to be 31 December 2021.
(3)	Hedge relationships subject to reform are those where either the hedged item or the hedging instrument is subject to the IBOR reform.
(4)	Notional of £6.5 billion GBP LIBOR hedged items in cash flow hedge relationships will convert to repricing off SONIA at the first repricing date post cessation.

NatWest Group plc – Annual Report on Form 20-F	83

Notes to the consolidated financial statements continued

14 Derivatives continued

The following table shows an analysis of the pre-tax cash flow hedge reserve and foreign exchange hedge reserve.

	2021		2020
		Foreign		Foreign
	Cash flow	exchange	Cash flow	exchange
	hedge reserve	hedge reserve	hedge reserve	hedge reserve
	£m	£m	£m	£m
Continuing
Interest rate risk	(295)	—	695	—
Foreign exchange risk	23	53	22	(13)

De-designated
Interest rate risk	(297)	—	(424)	—
Foreign exchange risk	10	(759)	(1)	(775)
Total	(559)	(706)	292	(788)

	2021		2020
		Foreign		Foreign
	Cash flow	exchange hedge	Cash flow	exchange hedge
	hedge reserve	reserve	hedge reserve	reserve
	£m	£m	£m	£m
Amount recognised in equity
Interest rate risk	(700)	—	318	—
Foreign exchange risk	13	88	3	(57)
Total	(687)	88	321	(57)

Amount transferred from equity to earnings
Interest rate risk to net interest income	(181)	—	(19)	—
Interest rate risk to non-interest income (1)	20	—	—	—
Foreign exchange risk to net interest income	(4)	2	(35)	—
Foreign exchange risk to non-interest income	1	(2)	—	2
Foreign exchange risk to operating expenses	3	—	4	—
Total	(161)	—	(50)	2

(1)	There was £20 million reclassified from the cash flow reserve to earnings due to forecasted cash flows that are no longer expected to occur.

Hedge ineffectiveness recognised in other operating income comprises:

	2021	2020	2019
	£m	£m	£m
Fair value hedging
(Losses)/gains on hedged items attributable to the hedged risk	(846)	877	610
Gains/(losses) on the hedging instruments	897	(875)	(585)
Fair value hedging ineffectiveness	51	2	25
Cash flow hedging
Interest rate risk	(26)	22	23
Cash flow hedging ineffectiveness	(26)	22	23
Total	25	24	48

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

-	The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge).
-	Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and

Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

15 Loan impairment provisions

Loan exposure and impairment metrics

There is a risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts, known as expected credit losses (ECL). The calculation of ECL considers historic, current and forward-looking information to determine the amount we do not expect to recover. ECL is recognised on current and potential exposures, and contingent liabilities.

For accounting policy information see Accounting policies note 11. Further disclosures on credit risk and information on ECL methodology are shown from page 181 of the NatWest Group 2021 Annual Report and Form 20-F Information included as Exhibit 15.2 to this Form 20-F.

NatWest Group plc – Annual Report on Form 20-F	84

Notes to the consolidated financial statements continued

The table below summarises loans and credit impairment measures within the scope of IFRS 9 Expected credit losses framework.

	2021	2020
	£m	£m
Loans - amortised cost
Stage 1	330,824	287,124
Stage 2	33,981	78,917
Stage 3	5,022	6,358
Of which: individual	1,215	2,292
Of which: collective	3,807	4,066
	369,827	372,399
ECL provisions (1)
- Stage 1	302	519
- Stage 2	1,478	3,081
- Stage 3	2,026	2,586
Of which: individual	363	831
Of which: collective	1,663	1,755
	3,806	6,186
ECL provision coverage (2,3)
- Stage 1 (%)	0.09	0.18
- Stage 2 (%)	4.35	3.90
- Stage 3 (%)	40.34	40.67
	1.03	1.66
Continuing operations
Impairment (releases)/losses
ECL (release)/charge (3,4)	(1,278)	3,131
Stage 1	(1,377)	(89)
Stage 2	(187)	2,601
Stage 3	286	619
Of which: individual	20	194
Of which: collective	266	425

Amounts written off	876	937
Of which: individual	455	191
Of which: collective	421	746

(1)	Includes £5 million (2020 - £6 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as total ECL provisions divided by third party loans – amortised cost and FVOCI.
(3)	Includes a £3 million charge (2020 - £12 million charge) related to other financial assets, of which £2 million release (2020 - £2 million charge) related to assets classified as FVOCI; and £34 million release (2020 - £28 million charge) related to contingent liabilities.
(4)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(5)	The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £176.3 billion (2020 - £122.8 billion) and debt securities of £44.9 billion (2020 – £53.8 billion).

NatWest Group plc – Annual Report on Form 20-F	85

Notes to the consolidated financial statements continued

15 Loan impairment provisions continued

Credit risk enhancement and mitigation

For information on Credit risk enhancement and mitigation held as security, refer to Risk and capital management – Credit risk enhancement and mitigation section.

Critical accounting policy: Loan impairment provisions

Accounting policies note 11 sets out how the expected loss approach is applied. At 31 December 2021, customer loan impairment provisions amounted to £3,806 million (2020 - £6,186 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes, changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management's assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgments that are potentially significant to the estimate of impairment losses. For further information and sensitivity analysis, refer to Risk and capital management - Measurement uncertainty and ECL sensitivity analysis section.

IFRS 9 ECL model design principles

Refer to Credit risk – IFRS 9 ECL model design principles section for further details.

Approach for multiple economic scenarios (MES)

The base scenario plays a greater part in the calculation of ECL than the approach to MES. Refer to Credit risk - Economic loss drivers - Probability weightings of scenarios section for further details.

NatWest Group plc – Annual Report on Form 20-F	86

Notes to the consolidated financial statements continued

16 Other financial assets

Other financial assets consist of debt securities, equity shares and loans that are not held for trading. Balances consist of local and central government securities, a component part of NatWest Group’s liquidity portfolio.

For accounting policy information see Accounting policy 10.

	Debt securities
	Central and local government			Other		Equity	Other
	UK	US	Other	debt	Total	shares	loans	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	—	—	—	6	6	13	298	317
Fair value through other comprehensive income (1)	11,938	10,086	5,604	9,058	36,686	312	268	37,266
Amortised cost	3,821	156	81	4,504	8,562	—	—	8,562
Total	15,759	10,242	5,685	13,568	45,254	325	566	46,145

2020
Mandatory fair value through profit or loss	—	—	—	88	88	14	338	440
Fair value through other comprehensive income (1)	17,458	11,742	6,802	8,591	44,593	294	15	44,902
Amortised cost	4,997	235	116	4,458	9,806	—	—	9,806
Total	22,455	11,977	6,918	13,137	54,487	308	353	55,148

(1)

Upon initial recognition, the Group occasionally irrevocably designates some of its equity investments as equity instruments at FVOCI when they meet the definition of equity under IAS 32 Financial instruments: presentation, are not held for trading or they are held for strategic purposes. Such classification is determined on an instrument by instrument basis. Gains and losses on these equity instruments are not recycled to the income statement and dividends are recognised in profit or loss except when they represent a recovery of part of the cost of the instrument, in which case such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

Equity shares disposed during 2020 included SABB (£383 million), VISA Inc. (£186 million), and Vocalink (£16 million).

Dividends on FVOCI equity shares include £4 million (2020: £5 million) in relation to the equity holding in OTC Derivative Limited and £1 million (2020: £2 million) for VISA Inc. Dividends received in relation to equity shares disposed during the year were nil (2020: £15 million for NWG's equity holding in SABB).

NatWest Group plc – Annual Report on Form 20-F	87

Notes to the consolidated financial statements continued

17 Intangible assets

Intangible assets, such as internally generated software and goodwill generated on business combinations are not physical in nature. This note presents the cost of the assets, which is the amount NatWest Group initially paid or incurred, additions and disposals during the year, and any amortisation or impairment. Amortisation is a charge that reflects the usage of the asset and impairment is a reduction in value arising from specific events identified during the year.

For accounting policy information see Accounting policies notes 5 and 6.

	2021			2020
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	9,939	2,592	12,531	9,980	2,293	12,273
Currency translation and other adjustments	—	29	29	—	(1)	(1)
Additions	—	479	479	—	348	348
Disposals and write-off of fully amortised assets	—	(50)	(50)	(41)	(48)	(89)
At 31 December	9,939	3,050	12,989	9,939	2,592	12,531

Accumulated amortisation and impairment
At 1 January	4,332	1,544	5,876	4,373	1,278	5,651
Currency translation and other adjustments	—	31	31	—	1	1
Disposals and write-off of fully amortised assets	—	(28)	(28)	(41)	(26)	(67)
Impairment of intangible assets	85	2	87	—	9	9
Amortisation charge for the year	—	300	300	—	282	282
At 31 December	4,417	1,849	6,266	4,332	1,544	5,876

Net book value at 31 December	5,522	1,201	6,723	5,607	1,048	6,655

(1)	Principally internally generated software.

Intangible assets and goodwill are reviewed for indicators of impairment. In 2021 £85 million of goodwill was impaired due to a reduction in the recoverable value.

NatWest Group’s goodwill acquired in business combinations analysed by reportable segment is in Note 4 Segmental analysis. It is reviewed annually at 31 December for impairment. In 2021 goodwill in the Retail segment was impaired by £85 million. No other impairment was indicated at 31 December 2021 or 2020.

Impairment testing involves the comparison of the carrying value of each cash-generating unit (CGU) with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management, which are consistent with NatWest Group’s capital targets. Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. Value in use is the present value of expected future cash flows from the CGU. The recoverable amounts for all CGUs at 31 December 2021 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected growth of the CGUs. The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs.

Critical accounting policy: Goodwill

Critical estimates

Impairment testing involves a number of judgments. The key judgments are the five-year cash flow forecast, the long-term growth rate used to derive the terminal value, and the discount rate. Future value in use is primarily affected by changes in profitability and changes in discount rate. Adverse changes could lead to value in use falling below carrying value. The most likely cause for this would be a failure to meet budgets, including cost targets, or external downgrades in the UK economy.

NatWest Group plc – Annual Report on Form 20-F	88

Notes to the consolidated financial statements continued

17 Intangible assets continued

The impact of reasonably possible changes to the more significant variables in the value in use calculations is presented below. This reflects the sensitivity of the VIU to each key assumption on its own. It is possible that more than one change may occur at the same time.

						Consequential impact of 1%		Consequential impact of 5%
		Assumptions			Recoverable	adverse movement		adverse movement
		Terminal	Pre-tax	Cost:	amount exceeded	Discount	Terminal	Forecast	Forecast
	Goodwill	growth rate	discount rate	income ratio (1)	carrying value	rate	growth rate	Income	cost
31 December 2021	£bn	%	%	%	£bn	£bn	£bn	£bn	£bn
Retail Banking	2.6	1.6	13.9	51.6	6.8	(1.8)	(0.8)	(2.1)	(1.0)
Commercial Banking	2.6	1.6	13.9	52.3	6.3	(1.9)	(0.8)	(2.0)	(1.0)
RBS International	0.3	1.6	12.1	37.0	2.6	(0.6)	(0.3)	(0.4)	(0.1)

31 December 2020
Retail Banking	2.7	1.6	13.7	48.3	5.9	(1.8)	(0.8)	(2.0)	(0.9)
Commercial Banking	2.6	1.6	13.7	53.7	1.5	(1.5)	(0.5)	(1.8)	(0.9)
RBS International	0.3	1.6	12.1	42.7	1.1	(0.4)	(0.2)	(0.3)	(0.1)

(1)	Average Cost:income ratio % over the 5-year forecast period

The following table gives the percentage change in key assumptions that would reduce the headroom of CGUs to nil.

	2021				2020
	Terminal	Pre-tax	Forecast	Forecast	Terminal	Pre-tax	Forecast	Forecast
	growth rate	discount rate	income	cost	growth rate	discount rate	income	cost
Change in key assumptions to reduce headroom to nil (%)%		%	%	%	%	%	%	%
Retail Banking	(139.2)	8.1	(16.1)	32.7	(25.4)	6.2	(14.6)	33.9
Commercial Banking	(47.0)	6.6	(15.7)	32.8	(4.0)	1.3	(4.1)	8.2
RBS International	(85.2)	10.3	(30.3)	87.2	(10.8)	4.4	(18.6)	52.8

18 Other assets

Other assets are not financial assets and reflect a grouping of assets that are not large enough to present separately on the balance sheet.

	2021	2020
	£m	£m
Interests in associates (1)	716	449
Property, plant and equipment (2)	4,230	4,418
Pension schemes in net surplus (Note 5)	602	723
Prepayments	360	328
Accrued income	248	216
Tax recoverable	190	192
Deferred tax (Note 7)	1,195	901
Acceptances	225	272
Other	476	391
Other assets	8,242	7,890

(1)	Includes interest in Business Growth Fund £700 million (2020 - £442 million).
(2)	The estimated useful lives of NatWest Group's property, plant and equipment are: freehold buildings and long leasehold 50 years, short leaseholds for unexpired period of lease, property adaptation costs 10 to 15 years, computer equipment up to 5 years and other equipment 4 to 15 years.

19 Other financial liabilities

Other financial liabilities consist of customer deposits designated at fair value and debt securities in issue classified as designated at fair value and amortised cost.

For accounting policy information see Accounting policies notes 10 and 14.

	2021	2020
	£m	£m
Customer deposits - designated as at fair value through profit or loss	568	796
Debt securities in issue
- designated as at fair value through profit or loss	1,103	1,607
- amortised cost	47,655	43,408
Total	49,326	45,811

NatWest Group plc – Annual Report on Form 20-F	89

Notes to the consolidated financial statements continued

20 Subordinated liabilities

Subordinated liabilities are debt securities that, in the event of winding up or bankruptcy, rank below other liabilities for interest payments and repayment. The subordinated liabilities presented in the note are classified as designated at fair value and amortised cost.

For accounting policy information see Accounting policies notes 10 and 14.

	2021	2020
	£m	£m
Dated loan capital	8,051	8,530
Undated loan capital	259	1,287
Preference shares	119	145
	8,429	9,962

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

	Capital	2021	2020
New issue	treatment	£m	£m
NatWest Group plc
£1,000 million 3.622% dated notes 2030 (callable between May 2025 to August 2025)	Tier 2	—	996
US$850 million 3.032% dated notes 2035 (callable November 2030)	Tier 2	—	634
£1000 million 2.105% dated notes 2031 (callable between August 2026 to November 2026)	Tier 2	996	—
€750 million 1.043% dated notes 2032 (callable between June 2027 to September 2027)	Tier 2	638	—
		1,634	1,630

Redemptions
NatWest Group plc
US$2,250 million 6.13% dated notes 2022 (partial redemption)	Tier 2	226	499
US$1,000 million 6.10% dated notes 2023 (partial redemption)	Tier 2	57	358
US$2,000 million 7.5% dated notes 2020	Tier 2	—	1,528
US$762 million 7.648% undated notes (partial redemption)	Ineligible	45	497
US$106 million floating rate undated notes (callable on any interest payment date)	Ineligible	77	—
US$2,650 million 8.625% dated notes 2021 (callable August 2021) (1)	Tier 2	1,914	—
US$2,250 million 5.125% dated notes 2024 (partial redemption)	Tier 2	729	—
US$2,000 million 6% dated notes 2023 (partial redemption)	Tier 2	436	—
		3,484	2,882

NatWest Markets Plc
US$125.6 million floating rate notes 2020	Tier 2	—	97
€145.6 million floating rate dated notes 2023 (partial redemption)	Tier 2	20	—
£31 million 7.38% notes (partial redemption)	Tier 2	29	—
£19 million 5.63% notes (partial redemption)	Tier 2	20	—
		69	97

National Westminister Bank Plc
£300 million 6.5% subordinated notes 2021 (not callable)	Tier 2	300	—
€10 million floating rate notes (callable quarterly)	Upper Tier 2	9	—
€178 million floating rate notes (callable quarterly)	Upper Tier 2	152	—
US$193 million floating rate notes (callable semi-annually)	Upper Tier 2	138	—
US$229 million floating rate notes (callable semi-annually)	Upper Tier 2	167	—
US$285 million floating rate notes (callable semi-annually)	Upper Tier 2	201	—
£35 million 11.5% notes (callable December 2022) (partial redemption)	Upper Tier 2	3	—
£140 million 9% cumulative preference shares of £1 (not callable)	Tier 1	24	—
		994	—

NWM N.V. and subsidiaries
US$650 million 6.425% dated notes 2043 (partial redemption)	Ineligible	73	187
€15 million 6.00% notes 2020	Tier 2	—	11
		73	198

(1)	In July 2021, paid in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 capital notes which were subsequently redeemed in August 2021.

NatWest Group plc – Annual Report on Form 20-F	90

Notes to the consolidated financial statements continued

21 Other liabilities

Other liabilities are amounts due to third parties that are not financial liabilities including lease liabilities, amounts due for goods and services that have been received but not invoiced, tax due to HMRC, and retirement benefit liabilities. Liabilities which have a level of uncertainty regarding their timing or the future cost to settle them are included in other liabilities as provisions for liabilities and charges.

	2021	2020
Other liabilities	£m	£m
Lease liabilities (Note 23)	1,263	1,698
Provisions for liabilities and charges	1,268	1,852
Retirement benefit liabilities (Note 5)	114	121
Accruals	1,508	990
Deferred income	319	361
Current tax	12	63
Deferred tax (Note 7)	359	291
Acceptances	225	272
Other liabilities (1)	729	740
	5,797	6,388

(1)	Other liabilities include liabilities of disposal groups of £5 million (2020: nil). See Note 8 for further information.

		Litigation and		Financial
	Customer	other		commitments
	redress (1)	regulatory (4)	Property (3)	and guarantees	Other (2)	Total
Provisions for liabilities and charges	£m	£m	£m	£m	£m	£m
At 1 January 2021	749	365	271	178	289	1,852
Expected credit loss impairment release	—	—	—	(83)	—	(83)
Currency translation and other movements	(5)	—	2	(2)	(7)	(12)
Charge to income statements	173	307	113	—	196	789
Release to income statement	(25)	(86)	(118)	—	(82)	(311)
Provisions utilised	(418)	(309)	(37)	—	(203)	(967)
At 31 December 2021	474	277	231	93	193	1,268

(1)	Includes payment protection insurance provision which reflects the estimated cost of PPI redress attributable to claims prior to the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019. All pre-deadline complaints have been processed which removes complaint volume estimation uncertainty from the provision estimate. NatWest Group continues to conclude remaining bank-identified closure work and conclude cases with the Financial Ombudsmen Service.
(2)	Other materially comprises provisions relating to restructuring costs.
(3)	Property provision materially includes dilapidation provisions. Release in property provision includes the effect of purchase of freeholds for properties where the group was the primary leaseholder.
(4)	Majority of charge in the year and utilisation of litigation provisions relates to FCA investigation into money laundering.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

For accounting policy information see Accounting policies note 8.

Critical accounting policy: Provisions for liabilities

The key judgment is involved in determining whether a present obligation exists. There is often a high degree of uncertainty and judgment is based on the specific facts and circumstances relating to individual events in determining whether there is a present obligation. Judgment is also involved in estimation of the probability, timing and amount of any outflows. Where NatWest Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Estimates - Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

-	Customer redress: Provisions reflect the estimated cost of redress attributable to claims where it is determined that a present obligation exists.
-	Litigation and other regulatory: NatWest Group is engaged in various legal proceedings, both in the UK and in overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, refer to Note 27.
-	Property: This includes provision for contractual costs such as rates associated with vacant properties.
-	Other provisions: These materially comprise provisions for onerous contracts and restructuring costs. Onerous contract provisions comprise an estimate of the costs involved in fulfilling the terms and conditions of contracts net of any expected benefits to be received. This includes provision for contractual costs such as rates associated with vacant properties. Redundancy and restructuring provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists.

Background information for all material provisions is given in Note 27.

NatWest Group plc – Annual Report on Form 20-F	91

Notes to the consolidated financial statements continued

22 Share capital and other equity

Share capital consists of ordinary shares and preference shares and is measured as the number of shares allotted and fully paid multiplied by the nominal value of a share. Other equity includes paid-in equity, merger reserves, capital redemption reserve and own shares held.

For accounting policy information see Accounting policies note 14.

			Number of shares
	2021	2020	2021	2020
Allotted, called up and fully paid	£m	£m	000s	000s
Ordinary shares of £1	11,468	12,129	11,467,982	12,129,165
Cumulative preference shares of £1	1	1	483	900
Non-cumulative preference shares of US$0.01 (1)	—	—	10	10

(1)	No shares were redeemed in 2021 or 2020. The company announced on 1 February 2022 that it had given notice to holders of the redemption on 31 March 2022 of the Series U Non-cumulative dollar preference shares.

		Number of
Movement in allotted, called up and fully paid ordinary shares	£m	shares 000s
At 1 January 2020	12,094	12,093,909
Shares issued	35	35,256
At 1 January 2021	12,129	12,129,165
Shares issued	38	37,584
Shares redeemed	(699)	(698,767)
At 31 December 2021	11,468	11,467,982

Ordinary shares

There is no authorised share capital under the company’s constitution. At 31 December 2021, the directors had authority granted at the 2021 Annual General Meeting to issue up to £608,328,288 nominal of ordinary shares other than by pre-emption to existing shareholders. This figure was reduced to £578,791,771 to reflect the reduction in issued share capital resulting from the off-market buyback announced on 19 March 2021.

On 6 February 2019 the company held a General Meeting and shareholders approved a special resolution to give the company authority to make off-market purchases of its ordinary shares from HM Treasury (or its nominee) at such times as the directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting. This authority was renewed at the Annual General Meeting in 2021 and shareholders will be asked to renew the authority at the Annual General Meeting in 2022.

The company utilised the authority it obtained at the 2020 AGM to make an off-market purchase of 590,730,325 ordinary shares (nominal value £590,730,325) in the company from HMT on 19 March 2021, at a price of 190.50p per ordinary share for the total consideration of £1,125,341,269, representing 4.86% of the company's issued ordinary share capital. The company cancelled 390,730,325 of the purchased ordinary shares and held the remaining 200,000,000 ordinary shares in treasury. The company has used a total of 19,062,290 treasury shares to satisfy the exercise of options and the vesting of share awards under the employee share plans.

At the Annual General Meeting in 2021 shareholders authorised the company to make market purchases of up to 1,216,656,575 ordinary shares in the company. The directors utilised the authority obtained at the 2021 AGM to conduct a share buyback programme (the Programme) of up to £750 million, as announced to the market on 30 July 2021. The Programme’s purpose is to reduce the ordinary share capital of NatWest Group. Taking into account the reduction in issued ordinary share capital which occurred as a result of the off-market buyback announced on 19 March 2021, the maximum number of ordinary shares that could be purchased by the company under the Programme was 1,157,583,542. The Programme commenced on 2 August 2021 and, as at 31 December 2021, 310,802,416 ordinary shares (nominal value £310,802,416) had been purchased by the company at an average purchase price of 217.5796p per ordinary share for the total consideration of £676,242,656.

A further 29,735,044 ordinary shares (nominal value £29,735,044) were purchased by the company from 1 January to 18 January 2022 at an average purchase price of 245.5264p per ordinary share for the total consideration of £73,007,375. All of the purchased ordinary shares were cancelled, representing 2.93% of the company's issued ordinary share capital. Shareholders will be asked to renew the authorisation at the Annual General Meeting in 2022.

In 2021, the company issued 38 million ordinary shares of £1 each in connection with employee share plans.

In 2021 NatWest Group paid an interim dividend of £347 million, or 3.0p per ordinary share (2020 - nil).

The company has announced that the directors have recommended a final dividend of £844.3 million, or

7.5p per ordinary share (2020 - £364 million, or 3p) subject to shareholder approval at the Annual General Meeting on 28 April 2022.

If approved, payment will be made on 4 May 2022 to shareholders on the register at the close of business on 18 March 2022. The ex-dividend date will be 17 March 2022.

Cumulative preference shares

At the 2021 Annual General Meeting, shareholders authorised the company to make an off-market purchase of preference shares in the company. The company announced on 15 December 2021 that it had utilised this authority to purchase 157,546 5.5% cumulative preference shares (nominal value £157,546), representing 39.39% of the share class, at a purchase price of 102% for the total consideration of £160,697 and 259,314 11.00% cumulative preference shares (nominal value £259,314), representing 51.86% of the share class, at a purchase price of 155% for the total consideration of £401,937. The company cancelled all of the purchased preference shares.

NatWest Group plc – Annual Report on Form 20-F	92

Notes to the consolidated financial statements continued

22 Share capital and other equity continued

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

Additional Tier 1 instruments issued by NatWest Group plc having the legal form of debt are classified as equity under IFRS. The coupons on these instruments are non-cumulative and payable at the company’s discretion. In the event NatWest Group’s CET1 ratio falls below 7% any outstanding instruments will be converted into ordinary shares at a fixed price

Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and additional Tier 1 instruments.

	2021	2020	2019
	£m	£m	£m
Additional Tier 1 notes
US$2.0 billion 7.5% notes callable August 2020 (1)	—	—	1,277
US$1.15 billion 8% notes callable August 2025 (1)	735	735	735
US$2.65 billion 8.625% notes callable August 2021 (2)	—	2,046	2,046
US$1.5 billion 6.000% notes callable December 2025 - June 2026 (3)	1,220	1,220	—
GBP£1.0 billion 5.125% notes callable May - November 2027 (4)	998	998	—
GBP£0.4 billion – March 2021 issuance (5)	399	—	—
US$0.75 billion – June 2021 issuance (6)	538	—	—
	3,890	4,999	4,058

(1)	Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.606 nominal per £1 share.
(2)	Issued in August 2016. In the event of conversion, converted into ordinary shares at a price of $2.284 nominal per £1 share. In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 Capital notes.
(3)	Issued in June 2020. In the event of conversion, converted into ordinary shares at a price of £1.754 (translated at applicable exchange rate) per £1 share.
(4)	Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.754 nominal per £1 share.
(5)	Issued in March 2021. In the event of conversion, converted into ordinary shares at a price of £1.754 nominal per £1 share.
(6)	Issued in June 2021. In the event of conversion, converted into ordinary shares at a price of £1.754 (translated at applicable exchange rate) per £1 share.

NatWest Group plc – Annual Report on Form 20-F	93

Notes to the consolidated financial statements continued

22 Share capital and other equity continued

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest Bank Plc less goodwill amortisation charged under previous GAAP.

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company’s profits, the amount by which the company’s issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company’s paid up share capital. On 15 June 2017, the Court of Session approved a reduction of NatWest plc capital so that the amounts which stood to the credit of the capital redemption reserve were transferred to retained earnings. The nominal value of the shares bought back from HM Treasury in March 2021 and via the Programme during 2021 have been transferred to the Capital redemption reserve.

Own shares held - at 31 December 2021, 15 million ordinary shares of £1 each of the company (2020 –16 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts purchased no ordinary shares and delivered 1 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans. The company does not use performance conditions or targets based on earnings per share (EPS), total shareholder return (TSR), and net asset value (NAV) in connection with its employee share plans.

As part of the shares bought back from HM Treasury in March 2021, the company transferred 200 million ordinary shares to treasury. The company has used a total of 19,062,290 treasury shares to satisfy the exercise of options and the vesting of share awards under the employee share plans. The balance of ordinary shares held in treasury as at 31 December 2021 was 180,937,710.

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

NatWest Group plc – Annual Report on Form 20-F	94

Notes to the consolidated financial statements continued

23 Leases

A lease is a contract or part of a contract whereby the lessor (the legal owner of an asset) conveys to the lessee (the user of the asset) the right to use an asset for an agreed period of time in exchange for a payment or series of payments.

This note presents the income, expenses, assets, liabilities and cash flows of NatWest Group in the capacity of both lessee and lessor.

Lessee

NatWest Group is party to lease contracts as lessee to support its operations. The following table provides information in respect of those lease contracts as lessee.

	2021	2020
	£m	£m
Amount recognised in consolidated income statement
Interest payable	(38)	(42)
Depreciation (1)	(167)	(209)
Rental expenses on short term leases	—	(1)
Income from subleasing right to use assets	4	4

	2021	2020
	£m	£m
Amount recognised on balance sheet
Right of use assets include property, plant and equipment (2),(3)	733	955
Additions to right of use assets	70	80
Lease liabilities (3),(4)	(1,263)	(1,698)

The total cash outflow for leases is £195 million (2020: £220 million), including payment of principal amount of £164 million (2020: £179 million) which are included in the operating activities in the cash flow statement.

(1)	Includes impairment of right of use assets of £52 million (2020: £89 million).
(2)	Includes right of use asset for plant and equipment of £9 million (2020: £8 million) and depreciation of £4 million (2020: £2 million).
(3)	Includes the effect of the purchase of freeholds for properties where the Group was the primary leaseholder.
(4)	Contractual cashflows of lease liabilities are shown in Note 12.

Lessor

Acting as a lessor, NatWest Group provides asset finance to its customers. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

	2021	2020
	£m	£m
Amount included in consolidated income statement
Finance leases
Finance income on the net investment in leases	298	289

Operating leases
Lease income	169	168

The following table shows the reconciliation of undiscounted finance lease receivables to net investment in finance leases:

	2021	2020
	£m	£m
Amount receivable under finance leases
Within 1 year	3,272	3,156
1 to 2 years	2,044	2,231
2 to 3 years	1,443	1,609
3 to 4 years	757	952
4 to 5 years	429	492
After 5 years	1,423	1,688
Lease payments total	9,368	10,128
Unguaranteed residual values	225	232
Future drawdowns	(21)	(22)
Unearned income	(891)	(1,081)
Present value of lease payments	8,681	9,257
Impairments	(150)	(196)
Net investment in finance leases	8,531	9,061

NatWest Group plc – Annual Report on Form 20-F	95

Notes to the consolidated financial statements continued

23 Leases continued

The following tables show undiscounted lease receivables from operating leases:

	2021	2020
	£m	£m
Amount receivable under operating leases
Within 1 year	131	143
1 to 2 years	92	112
2 to 3 years	50	79
3 to 4 years	23	34
4 to 5 years	11	14
After 5 years	9	11
Total	316	393

	2021	2020
Nature of operating lease assets on the balance sheet	£m	£m
Transportation	282	327
Car and light commercial vehicles	21	28
Other	223	245
	526	600

Fair value of investment properties under operating lease are £838 million (2020: £840 million) and had lease income of £59 million (2020: £60 million). The following table shows undiscounted lease receivables from investment properties:

	2021	2020
	£m	£m
Amount receivable under investment properties
Within 1 year	63	67
1 to 2 years	62	127
2 to 3 years	58	54
3 to 4 years	56	76
4 to 5 years	51	88
After 5 years	304	142
Total	594	554

NatWest Group plc – Annual Report on Form 20-F	96

Notes to the consolidated financial statements continued

24 Structured entities

A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose. They do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions where these can be a medium for a single transaction or portfolio of similar transactions. SEs are established as investment or funding vehicles, within the NatWest Group and for client transactions.

Consolidated structured entities

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred generally to an SE which then issues liabilities to third party investors. The majority of securitisations are supported through liquidity facilities or other credit enhancements. NatWest Group arranges securitisations to facilitate client transactions and undertakes own-asset securitisations to sell or to fund portfolios of financial assets. NatWest Group also acts as an underwriter and depositor in securitisation transactions in both client and proprietary transactions.

NatWest Group involvement in client securitisations takes a number of forms. It may: sponsor or administer a securitisation programme; provide liquidity facilities or programme-wide credit enhancement; and purchase securities issued by the vehicle.

Other credit risk transfer securitisations

NatWest Group also transfers credit risk on originated loans and mortgages without the transfer of assets to a SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2021, debt securities in issue by such SEs (and held by third parties) were £867 million (2020 - £772 million). The associated loans and mortgages at 31 December 2021 were £7,137 million (2020 - £10,027 million). At 31 December, ECL in relation to non-defaulted assets was reduced by £28 million (2020 - £183 million) as a result of financial guarantee contracts with consolidated SEs.

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2021, £8,965 million (2020 - £10,758 million) of loans to customers and nil (2020 - £318 million) of debt investments provided security for debt securities in issue and other borrowing of £3,512 million (2020 - £4,105 million).

Lending of own issued securities

NatWest Group has issued, retained, and lent debt securities under securities lending arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent under such arrangements and does not recognise them. At 31 December 2021, £1,494 million (2020 - £1,893 million) of secured own issued liabilities have been retained and lent under securities lending arrangements. At 31 December 2021, £1,564 million (2020 - £2,029 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending arrangements.

Unconsolidated structured entities

NatWest Group's interest in unconsolidated structured entities is analysed below.

	2021			2020
	Asset			Asset
	backed	Investment		backed	Investment
	securitisation	funds and		securitisation	funds and
	vehicles	others	Total	vehicles	others	Total
	£m	£m	£m	£m	£m	£m
Trading assets and derivatives
Trading assets	490	117	607	319	46	365
Derivative assets	251	18	269	441	16	457
Derivative liabilities	(170)	(1)	(171)	(319)	(21)	(340)
Total	571	134	705	441	41	482

Non trading assets
Loans to customers	1,692	361	2,053	1,400	497	1,897
Other financial assets	3,645	379	4,024	3,892	170	4,062
Total	5,337	740	6,077	5,292	667	5,959

Liquidity facilities/loan commitments	1,403	135	1,538	1,482	204	1,686
Maximum exposure	7,311	1,009	8,320	7,215	912	8,127

NatWest Group plc – Annual Report on Form 20-F	97

Notes to the consolidated financial statements continued

25 Asset transfers

This note provides an overview of asset transfers which do not qualify for derecognition and therefore continue to be recognised in NatWest Group’s balance sheet.

For accounting policy information see Accounting policies note 4.

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

	2021	2020
The following assets have failed derecognition (1)	£m	£m
Trading assets	13,084	20,526
Loans to bank - amortised cost	38	5
Loans to customers - amortised cost	1,837	39
Other financial assets	11,746	11,542
Total	26,705	32,112

(1)	Associated liabilities were £24,747 million (2020 - £31,932 million).

Assets pledged as collateral

NatWest Group pledges collateral with its counterparties in respect of derivative liabilities and bank and stock borrowings.

	2021	2020
Assets pledged against liabilities	£m	£m
Trading assets	23,601	28,728
Loans to banks - amortised cost	62	49
Loans to customers - amortised cost	20,108	15,939
Other financial assets (1)	3,624	4,966
Total	47,395	49,682

(1)	Includes assets pledged for pension derivatives and stock borrowings.

As part of the covered debt programme £8,965 million of loans to customers and other debt instruments (2020 – £11,076 million) have been transferred to bankruptcy remote limited liability partnerships within the NatWest Group to provide collateral for issues of debt securities and other borrowing by the NatWest Group of £3,512 million (2020 – £4,105 million). See Structured Entities Note.

Own asset securitisations

In own-asset securitisations, the pool of assets held by the SE is either originated by NatWest Group or, in the case of whole loan programmes, purchased from third parties.

The table below analyses the asset categories for those own-asset securitisations where the transferred assets continue to be recorded on NatWest Group's balance sheet.

	2021				2020
		Debt Securities in issue				Debt Securities in issue
		Held by	Held by			Held by	Held by
		third	NatWest			third	NatWest
	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total
Asset Type	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages - Rol	1,244	—	1,314	1,314	1,921	243	1,848	2,091
Cash deposits	42				146
	1,286				2,067

(1)	Debt securities retained by NatWest Group may be pledged with central banks.

NatWest Group plc – Annual Report on Form 20-F	98

Notes to the consolidated financial statements continued

26 Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the Capital Requirements Regulation to determine the strength of its capital base.

This note shows a reconciliation of shareholders’ equity to regulatory capital.

	PRA transitional basis
	2021	2020
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	41,796	43,860
Preference shares - equity	(494)	(494)
Other equity instruments	(3,890)	(4,999)
	37,412	38,367
Regulatory adjustments and deductions
Own credit	21	(1)
Defined benefit pension fund adjustment	(465)	(579)
Cash flow hedging reserve	395	(229)
Deferred tax assets	(761)	(760)
Prudential valuation adjustments	(274)	(286)
Goodwill and other intangible assets	(6,312)	(6,182)
Foreseeable ordinary dividends	(846)	(364)
Foreseeable charges	(825)	—
Foreseeable pension contributions	(365)	(266)
Adjustment under IFRS 9 transitional arrangements	621	1,747
Other regulatory adjustments	(5)	—
	(8,816)	(6,920)

CET1 capital	28,596	31,447
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	3,875	4,983
Qualifying instruments and related share premium subject to phase out	571	690
Qualifying instruments issued by subsidiaries and held by third parties subject to phase out	—	140
AT1 capital	4,446	5,813
Tier 1 capital	33,042	37,260
Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,935	4,882
Qualifying instruments issued by subsidiaries and held by third parties	314	1,191
Other regulatory adjustments	457	400
Tier 2 capital	5,706	6,473
Total regulatory capital	38,748	43,733

It is NatWest Group policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. NatWest Group has complied with the PRA’s capital requirements throughout the year.

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

NatWest Group plc – Annual Report on Form 20-F	99

Notes to the consolidated financial statements continued

27 Memorandum items

Contingent liabilities and commitments

NatWest Group provides its customers with a variety of services to support their businesses, such as guarantees. These are reported as commitments. Contingent liabilities are possible obligations dependent on a future event or present obligations which are either not probable or cannot be measured reliably.

For accounting policy information see Accounting policies note 8.

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2021. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years	2021	2020
	£m	£m	£m	£m	£m	£m
Guarantees	993	321	195	546	2,055	2,244
Other contingent liabilities	1,005	435	43	521	2,004	2,321
Standby facilities, credit lines and other commitments	60,029	26,775	27,136	7,368	121,308	124,167
Contingent liabilities and commitments	62,027	27,531	27,374	8,435	125,367	128,732

(1)	The maturity of contingent liabilities and commitment is based on the expiry of the agreement between NatWest Group and the customer.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. NatWest Group’s maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to NatWest Group’s normal credit approval processes.

Guarantees – NatWest Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that NatWest Group will meet a customer’s specified obligations to third party if the customer fails to do so. The maximum amount that NatWest Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. NatWest Group expects most guarantees it provides to expire unused.

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

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2021	2020
	£m	£m
Capital expenditure on property, plant and equipment	16	15
Contracts to purchase goods or services (1)	682	729
	698	744

(1)	Of which due within 1 year: £301 million (2020 - £267 million).

NatWest Group plc – Annual Report on Form 20-F	100

Notes to the consolidated financial statements continued

27 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group’s financial statements. NatWest Group earned fee income of £280 million (2020 - £245 million; 2019 - £250 million) from these activities.

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

Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

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

It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. Please refer to Note 21 for information on material provisions.

Material Matters in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters, see the Risk factor relating to legal, regulatory and governmental actions and investigations set out on page 156.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

NatWest Group companies continue to defend RMBS-related claims in the US in which the plaintiff, the Federal Deposit Insurance Corporation (FDIC), alleges that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. In Q4 2021, NWMSI settled RMBS claims by the State of New Mexico for an amount that was covered by an existing provision. In addition, NWMSI previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted in March 2019, but which remains the subject of an appeal by a class member who does not want to participate in the settlement.

NatWest Group plc – Annual Report on Form 20-F	101

Notes to the consolidated financial statements continued

27 Memorandum items continued

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

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2021, the United States Court of Appeals for the Second Circuit (US Court of Appeals), reversing a December 2016 decision of the SDNY, held that plaintiffs in these cases have adequately asserted the court’s personal jurisdiction over NWM Plc and other non-US banks, including with respect to antitrust class action claims on behalf of over-the-counter plaintiffs and exchange-based purchaser plaintiffs.

Litigation and regulatory matters

In the same decision, the appellate court affirmed the SDNY’s prior decision that plaintiffs who purchased LIBOR-based instruments from third parties (as opposed to the defendants) lack antitrust standing to pursue such claims. The appellate court remanded these matters to the SDNY for further proceedings in light of its rulings. A separate appeal concerning the SDNY’s dismissal of a fraud class action on behalf of lender plaintiffs remains pending in the US Court of Appeals. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

The non-class claims filed in the SDNY include claims that the FDIC is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The UK proceedings are at the disclosure stage.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on jurisdictional and other grounds, and the plaintiffs have commenced an appeal to the US Court of Appeals. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

In addition to the above, five other class action complaints were filed against NatWest Group companies in the SDNY, each relating to a different reference rate. In February 2017, the SDNY dismissed the case relating to Euribor for lack of personal jurisdiction and in August 2019, the SDNY dismissed the case relating to Pound Sterling for various reasons. Plaintiffs’ appeals in both cases remain pending. In July 2019, the SDNY dismissed the case relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate (‘SIBOR / SOR’) but in March 2021, the US Court of Appeals reversed the SDNY’s decision, such that the case has returned to the SDNY, where it is the subject of a further motion to dismiss. In the class action relating to the Australian Bank Bill Swap Reference Rate, the SDNY in February 2020 declined to dismiss the amended complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of NatWest Group (including NatWest Group plc). The claims against non-dismissed defendants (including NWM Plc) are now proceeding in discovery. In June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020.

The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel's Supreme Court in respect of dismissal of the substantive case against banks that had a presence in Israel.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The defendants made a motion to dismiss this case, which was granted by the court in March 2020. One plaintiff sought to appeal the dismissal, but on 14 February 2022, the US Court of Appeals dismissed the appeal because that plaintiff lacks standing to maintain the appeal.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates, alleging that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing, and also that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The plaintiffs seek damages and to prevent the enforcement of LIBOR-based instruments through injunction. Defendants have filed a motion to dismiss, which remains pending.

NatWest Group plc – Annual Report on Form 20-F	102

Notes to the consolidated financial statements continued

27 Memorandum items continued

FX litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc's foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the SDNY on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery.

In April 2019, some of the same claimants in the opt-out case described above, as well as others, served proceedings (which are ongoing) in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the Competition Appeal Tribunal in January 2022.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, is proceeding in the SDNY against NWM Plc and others. Plaintiffs have filed a motion for class certification, which defendants are opposing.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants', but are not respondents. The claim was served in June 2019 and, after a number of interlocutory

Litigation and regulatory matters

pleading disputes, NWM Plc is preparing its defence.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal against NatWest Group plc, NWM Plc and other banks. Both applications have been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing to determine class certification and which of the applications should be permitted to represent the class took place in July 2021 and judgment is awaited.

In November 2020, proceedings were issued in the High Court of Justice of England and Wales against NWM Plc by a claimant who sought an account of profits and/or damages in respect of alleged historical FX trading misconduct. The claim was served on NWM Plc in March 2021 and discontinued in December 2021.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. NWM Plc has filed a motion challenging the permission to serve the consolidated motion outside the Israeli jurisdiction, which remains pending.

In December 2021, a claim was issued in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission of 16 May 2019 is unlawful, along with unspecified damages. The claimant has indicated that it may seek to amend its claim to also refer to the December 2021 decision by the EC (described below under “Foreign exchange related investigations”). A hearing is scheduled for June 2022.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaint was dismissed in March 2021. Plaintiffs have filed an amended complaint, which defendants are again seeking to have dismissed.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. The defendants filed a motion to dismiss this matter, which was granted by the court in respect of NWM Plc and NWMSI in July 2020. Plaintiffs have filed an amended complaint which defendants are seeking to have dismissed.

NatWest Group plc – Annual Report on Form 20-F	103

Notes to the consolidated financial statements continued

27 Memorandum items continued

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs' motion for class certification remains pending.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants include several NatWest Group companies, including NatWest Group plc. Defendants are seeking dismissal.

Odd lot corporate bond trading antitrust litigation

In October 2021, the SDNY granted defendants’ motion to dismiss the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. Plaintiffs have commenced an appeal of the dismissal.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. The three complaints are pending in the United States District Court for the Northern District of Illinois.

Madoff

NWM N.V. is a defendant in two actions filed by the trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they will now proceed in the bankruptcy court subject to NWM N.V.’s legal and factual defences.

Litigation and regulatory matters

EUA trading litigation

NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the 'Liquidated Companies') and their respective liquidators (together, 'the Claimants'). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be VAT defaulting traders within (or otherwise connected to) EUA supply chains of which NWM Plc was a party. In March 2020, the court held that NWM Plc and Mercuria Energy Europe Trading Limited (‘Mercuria’) were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009.

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court’s judgment and ordered that a retrial take place before a different High Court judge. The claimants have sought permission from the Supreme Court to appeal. The Court of Appeal also dismissed an appeal by Mercuria against the finding by the High Court that NWM Plc and Mercuria were both vicariously liable. Mercuria has sought permission from the Supreme Court to appeal that decision.

Offshoring VAT assessments

HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay the £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of a separate case involving another bank.

US Anti-Terrorism Act litigation

NWB Plc is a defendant in lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NWB Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NWB Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In March 2019, the trial court granted summary judgment in favour of NWB Plc. In April 2021, the US Court of Appeals affirmed the trial court’s judgment in favour of NWB Plc. In September 2021, the plaintiffs filed a petition seeking discretionary review by the United States Supreme Court, and that petition remains pending.

NatWest Group plc – Annual Report on Form 20-F	104

Notes to the consolidated financial statements continued

27 Memorandum items continued

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the US Court of Appeals. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation

NWMSI is an underwriter defendant in securities class actions in the US in which plaintiffs generally allege that an issuer of public securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

1MDB litigation

A claim for a material sum has been issued, but not served, recently in Malaysia by 1MDB against Coutts & Co Ltd for alleged losses in connection with the 1MDB fund. Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations and customer redress programmes)

NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

NWM Group in particular has been providing information regarding a variety of matters, including, for example, offering of securities, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, product mis-selling and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Litigation and regulatory matters

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

Investigations

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018.

The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney’s Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA.

The plea agreement reached with the US Department of Justice and the USAO CT resolves both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation and has paid a US$25.2 million criminal fine, approximately US$2.8 million in criminal forfeiture and approximately US$6.8 million in restitution out of existing provisions. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk factor relating to legal, regulatory and governmental actions and investigations set out on page 156.

NatWest Group plc – Annual Report on Form 20-F	105

Notes to the consolidated financial statements continued

27 Memorandum items continued

Foreign exchange related investigations

In recent years, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the Commodity Futures Trading Commission, the US Department of Justice, the Board of Governors of the Federal Reserve System, the European Commission (EC) and others. In December 2021, the EC announced that a settlement had been reached with NatWest Group plc, NWM Plc and other banks in relation to its investigation into past breaches of competition law regarding spot foreign exchange trading. NatWest Group plc and NWM Plc were fined EUR 32.5 million in total relating to conduct that took place between 2011 and 2012. The fine was covered by existing provisions. This concludes the EC’s investigations into NatWest Group’s past spot foreign exchange trading activity.

FCA investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007

Following an FCA investigation, commenced in 2017, into potential breaches of the UK Money Laundering Regulations 2007 (‘MLR 2007’), NWB Plc pled guilty in October 2021 to three offences under regulation 45(1) of the MLR 2007 for failure to comply with regulation 8(1) between 7 November 2013 and 23 June 2016, and regulations 8(3) and 14(1) between 8 November 2012 and 23 June 2016. These regulations required the firm to determine, conduct and demonstrate risk sensitive due diligence and ongoing monitoring of its relationships with its customers for the purposes of preventing money laundering. The offences relate to operational weaknesses between 2012 and 2016, during which period NWB Plc did not adequately monitor the accounts of a UK incorporated customer. In December 2021, NWB Plc was fined £264.8 million, incurred a confiscation order and was ordered to pay costs. This was met by NWB Plc from existing provisions, with a small additional provision taken in Q4 2021.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk factor relating to legal, regulatory and governmental actions and investigations set out on page 156.

Systematic Anti-Money Laundering Programme assessment

In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of NatWest Group. In August 2019, the FCA instructed NatWest Group to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. The Skilled Person’s final report was received in January 2022.

Customer redress programmes

FCA review of NatWest Group’s treatment of SMEs

In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review NatWest Group’s treatment of SME customers whose relationship was managed by NatWest Group’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013. In response to the Skilled Person’s final report and update in 2016, NatWest Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. Both processes have now been completed. Accordingly, NatWest Group retains only a small residual provision at December 2021.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group is now conducting additional review / remediation work.

Litigation and regulatory matters

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation phase has concluded, although an appeals process is currently anticipated to run until the end of 2022. NatWest Group has made provisions totalling €358 million (£300 million), of which €335 million (£281 million) had been utilised by 31 December 2021.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC is challenging three FSPO adjudications in the Irish High Court. The outcome and impact of that challenge on those and related complaints is uncertain but may be material.

UBIDAC has identified further legacy business issues and these remediation programmes are ongoing. NatWest Group has made provisions of €188 million (£158 million), of which €156 million (£131 million) had been utilised by 31 December 2021 for these programmes.

NatWest Group plc – Annual Report on Form 20-F	106

Notes to the consolidated financial statements continued

28 Analysis of the net investment in business interests and intangible assets

This note shows cash flows relating to obtaining or losing control of associates or subsidiaries and net assets and liabilities purchased and sold. These cash flows are presented as investing activities on the cash flow statement.

	2021	2020	2019
	£m	£m	£m
Fair value given for businesses acquired(1)	—	—	(55)
Additional investment in associates	(51)	(40)	—
Net assets/liabilities purchased	(3,128)	—	—
Net outflow of cash in respect of acquisitions	(3,179)	(40)	(55)

Sale of interests in associates	—	27	—
Net assets/liabilities disposed	114	288	351
Profit on disposal	55	3	—
Net inflow of cash in respect of disposals	169	318	351

Cash expenditure on intangible assets	(479)	(348)	(380)
Net outflow of cash	(3,489)	(70)	(84)

(1)	2019 includes the purchase of Free agent.

29 Analysis of changes in financing during the year

This note shows cash flows and non-cash movements relating to the financing activities of the Group. These activities reflect movements in share capital, share premium, paid-in equity, subordinated liabilities and MRELs.

	Share capital, share premium,
	and paid-in equity			Subordinated liabilities			MRELs
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	18,239	17,246	17,134	9,962	9,979	10,535	20,873	19,249	16,821

Ordinary shares issued	—	—	17	—	—	—	—	—	—
Issue of paid-in equity	937	2,218	—	—	—	—	—	—	—
Issue of subordinated liabilities	—	—	—	1,634	1,631	577	—	—	—
Redemption of subordinated liabilities	—	—	—	(4,765)	(3,502)	(1,108)	—	—	—
Interest on subordinated liabilities	—	—	—	(321)	(510)	(533)	—	—	—
Issue of MRELs	—	—	—	—	—	—	3,383	1,309	3,640
Maturity/redemption of MRELs	—	—	—	—	—	—	—	(2)	(1,285)
Interest on MRELs	—	—	—	—	—	—	(647)	(671)	(428)
Net cash inflow/(outflow) from financing	937	2,218	17	(3,452)	(2,381)	(1,064)	2,736	636	1,927
Ordinary shares issued	87	52	95	—	—	—	—	—	—
Share cancellation	(698)	—	—	—	—	—	—	—	—
Effects of foreign exchange	—	—	—	(18)	(234)	(315)	(190)	(514)	(683)
Changes in fair value of subordinated liabilities and MRELs				(434)	133	317	(649)	829	539
Paid in equity reclassified to subordinated liabilities	(2,046)	(1,277)	—	1,915	1,632	—
Loss on sale of subordinated liabilities and MRELs				145	324	—	—	—	—
Interest on subordinated liabilities and MRELs				311	509	506	653	673	645
At 31 December	16,519	18,239	17,246	8,429	9,962	9,979	23,423	20,873	19,249

NatWest Group plc – Annual Report on Form 20-F	107

Notes to the consolidated financial statements continued

30 Analysis of cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash, loans to banks and treasury bills with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

	2021	2020	2019
	£m	£m	£m
At 1 January
- cash	124,489	80,993	91,368
- cash equivalents	14,710	19,595	17,568
	139,199	100,588	108,936
Net increase/(decrease) in cash and cash equivalents	51,507	38,611	(8,348)
At 31 December	190,706	139,199	100,588

Comprising:
Cash and balances at central banks	177,757	124,489	80,993
Trading assets	7,137	9,220	12,578
Other financial assets	16	173	459
Loans to banks - amortised cost (1)	5,796	5,317	6,558
Cash and cash equivalents	190,706	139,199	100,588

(1)	Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £4,293 million (2020 - £7,592 million; 2019 - £7,570 million).

Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. Natwest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €60 million (2020 - €81 million, 2019 €47 million). The Royal Bank of Scotland International (Holdings) Limited had balances with Central Bank of Luxembourg of €123 million (2020 - €59 million, 2019 €58 million)

31 Directors' and key management remuneration

Directors and key management are remunerated for services rendered in the period. The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the directors' remuneration report. Details of the remuneration received by each director are also given in the directors' remuneration report.

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

	2021	2020
Directors' remuneration	£000	£000
Non-executive directors emoluments	1,641	1,708
Chairman and executive directors emoluments	4,688	4,349
	6,329	6,057
Amounts receivable under long-term incentive plans and share option plans	549	609
Total	6,878	6,666

No directors accrued benefits under defined benefit schemes or defined contribution schemes during 2021 and 2020.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2021	2020
	£000	£000
Short-term benefits	18,124	18,718
Post-employment benefits	380	474
Share-based payments	2,491	3,249
	20,995	22,441

NatWest Group plc – Annual Report on Form 20-F	108

Notes to the consolidated financial statements continued

32 Transactions with directors and key management

This note presents information relating to any transactions with directors and key management. Key management comprises directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of NatWest Group plc.

For the purposes of IAS 24 Related party disclosures, key management comprise directors of the company and PDMRs of NatWest Group plc. Key management have banking relationships with NatWest Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Amounts in the table below are attributed to each person at their highest level of NatWest Group key management.

	2021	2020
	£000	£000
Loans to customers - amortised cost	9,128	5,165
Customer deposits	51,018	45,747

At 31 December 2021, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £7,023,190 in respect of loans to seven persons who were directors of the company at any time during the financial period.

33 Related parties

A related party is a person or entity that is related to the entity that is preparing its financial statements. Transactions between an entity and any related party are disclosed in the financial statements to ensure readers are aware of how financial statements may be affected by these transactions.

UK Government

The UK Government through HM Treasury is the ultimate controlling party of The NatWest Group plc. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and UK Government controlled bodies are related parties of the Group.

At 31 December 2021, HM Treasury’s holding in the company’s ordinary shares was 52.96%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (Note 3) and FSCS levy (Note 27) - together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of NatWest Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.406% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

NatWest Group provides guarantees for certain subsidiaries liabilities to the Bank of England.

Other related parties

-	In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company.
-	NatWest Group recharges NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.
-	In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.
-	The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

NatWest Group plc – Annual Report on Form 20-F	109

Notes to the consolidated financial statements continued

34 Post balance sheet events

A post balance sheet event is an event that takes place between 31 December 2021 (reporting date) and 17 February 2022 (date of approval of these financial statements). Significant events are included in the financial statements either to provide new information about conditions that existed at 31 December 2021, including estimates used to prepare the financial statements (known as an adjusting event) or to provide new information about conditions that did not exist at 31 December 2021 (non-adjusting events). This note provides information relating to material non-adjusting events.

On 27 January 2022, NatWest Group announced that we will create a new franchise, Commercial and Institutional, bringing together our Commercial, NatWest Markets and RBS International businesses to form a single franchise, with common objectives, to best support our customers across the full non-personal customer lifecycle. Our reporting will follow this new structure from Q1 2022.

Regulatory calls were announced as a result of the PRA determination that certain instruments can no longer be included as part of Tier 1 capital on a solo and/or consolidated basis after 31 December 2021:

–

On 1 February 2022, NatWest Group plc gave notice of redemption to holders of the USD Series U Non-Cumulative Dollar Preference Shares (ISIN US39057AA62). The notional outstanding of $1,013 million plus dividends for the current period to, but excluding the redemption date of 31 March 2022 will be paid to noteholders at par.

–

On 1 February 2022, NatWest Group plc gave notice of redemption to holders of the $1,200 million 7.648% dollar Perpetual Regulatory Tier One Security (ISIN US780097AH44). The notional outstanding of $67.5 million plus interest for the current period will be paid to noteholders at a make whole price calculated at least one business day prior to the redemption date of 3 March 2022.

On 11 February 2022, NatWest Group plc gave notice to noteholders of the redemption of its €1.5 billion Fixed to Floating Rate notes due 8 March 2023. The notes will be redeemed on the optional redemption date of 8 March 2022. Payment of principal and accrued interest will be settled upon redemption at par. The call is because the note will cease to be MREL eligible from 8 March 2022.

Other than as disclosed in the accounts, there have been no other significant events between 31 December 2021 and the date of approval of these accounts which would require a change or additional disclosure.

NatWest Group plc – Annual Report on Form 20-F	110

Non-IFRS financial measures

Non-IFRS financial measures

1. Adjustment for notable items

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items. UK and RBSI retail and commercial businesses total income excluding notable items comprises income in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

Refer to page 8 for further details.

	2021	2020	2019
Continuing operations
Total income (1)	10,512	10,508	13,987
Less Ulster Bank RoI total income	(228)	(222)	(301)
Go-forward group income	10,284	10,286	13,686
Less notable items	(210)	384	(2,115)
Go-forward group total income excluding notable items	10,074	10,670	11,571

Total income
Retail Banking	4,445	4,181	4,866
Private Banking	816	763	777
Commercial Banking	3,875	3,958	4,318
RBS International	548	497	610
UK and RBSI retail and commercial businesses income	9,684	9,399	10,571
Less notable items (2)	(64)	87	(33)
UK and RBSI retail and commercial businesses income excluding notable items	9,620	9,486	10,538

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	For details of UK and RBSI retail and commercial businesses notable items refer to page 11.

2. Adjustment for asset disposals/strategic risk reductions and own credit adjustments

NWM total income excluding asset disposals/strategic risk reductions and own credit adjustments (OCA) is calculated as total income of the NWM business less asset disposals/strategic risk reductions and OCA.

This aims to show underlying income generation in NWM excluding the impact of disposal losses and OCA.

Refer to page 19 for further details.

	2021	2020	2019
NWM total income	415	1,123	1,342
Less asset disposals/strategic risk reduction	64	83	—
Less OCA	(6)	24	80
NWM total income excluding asset disposals/ strategic risk reductions and OCA	473	1,230	1,422

NatWest Group plc – Annual Report on Form 20-F	111

Non-IFRS financial measures continued

3. Operating expenses - management view

The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Other expenses excludes strategic costs and litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

Refer to page 12 for further details.

Statutory analysis

	Year ended
	31 December	31 December	31 December
	2021	2020 (1)	2019 (1)
Operating expenses	£m	£m	£m
Continuing operations
Staff expenses	3,676	3,878	3,976
Premises and equipment	1,133	1,222	1,258
Other administrative expenses	2,026	1,845	2,828
Depreciation and amortisation	923	913	1,218
Total	7,758	7,858	9,280

Non-statutory analysis

	Year ended
	31 December 2021
		Litigation		Statutory
	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Continuing operations
Staff expenses	411	—	3,265	3,676
Premises and equipment	103	—	1,030	1,133
Other administrative expenses	133	466	1,427	2,026
Depreciation and amortisation	140	—	783	923
Total	787	466	6,505	7,758

	31 December 2020 (1)
		Litigation		Statutory
	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Continuing operations
Staff expenses	462	—	3,416	3,878
Premises and equipment	233	—	989	1,222
Other administrative expenses	197	113	1,535	1,845
Depreciation and amortisation	121	—	792	913
Total	1,013	113	6,732	7,858

	31 December 2019 (1)
		Litigation		Statutory
	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Continuing operations
Staff expenses	451	—	3,525	3,976
Premises and equipment	239	—	1,019	1,258
Other administrative expenses	295	895	1,638	2,828
Depreciation and amortisation	396	—	822	1,218
Total	1,381	895	7,004	9,280

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

NatWest Group plc – Annual Report on Form 20-F	112

Non-IFRS financial measures continued

4. Other expenses excluding operating lease depreciation (OLD) and Ulster Bank RoI direct costs

Our cost target for 2021 is based on this measure and we track progress against this.

Refer to page 12 for further details.

	2021	2020 (1)	2019 (1)
Continuing operations
Total operating expenses	7,758	7,858	9,280
Less strategic costs	(787)	(1,013)	(1,381)
Less litigation and conduct costs	(466)	(113)	(895)
Other expenses	6,505	6,732	7,004
Less OLD	(140)	(145)	(138)
Other expenses excluding OLD	6,365	6,587	6,866
Less Ulster Bank RoI direct costs	(273)	(239)	(247)
Other expenses excluding OLD and Ulster Bank RoI direct costs	6,092	6,348	6,619

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

5. Cost:income ratio

The cost:income ratio is calculated as total operating expenses less OLD divided by total income less OLD.

This is a common metric used to compare profitability across the banking industry, although different banks may calculate the rate differently.

Refer to pages 8 and 15 to 19 for further details.

	Go-forward group
							Total
						Central	excluding
	Retail	Private	Commercial	RBS	NatWest	items	Ulster	Ulster	NatWest
	Banking	Banking	Banking	International	Markets	& other	Bank RoI	Bank RoI	Group
Year ended 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	(2,513)	(520)	(2,354)	(242)	(1,161)	(486)	(7,276)	(482)	(7,758)
Operating lease depreciation	—	—	140	—	—	—	140	—	140
Adjusted operating expenses	(2,513)	(520)	(2,214)	(242)	(1,161)	(486)	(7,136)	(482)	(7,618)
Total income	4,445	816	3,875	548	415	185	10,284	228	10,512
Operating lease depreciation	—	—	(140)	—	—	—	(140)	—	(140)
Adjusted total income	4,445	816	3,735	548	415	185	10,144	228	10,372
Cost:income ratio	56.5%	63.7%	59.3%	44.2%	279.8%	nm	70.3%	nm	73.4%

Year ended 31 December 2020 (1)
Continuing operations
Operating expenses	(2,540)	(455)	(2,430)	(291)	(1,310)	(391)	(7,417)	(441)	(7,858)
Operating lease depreciation	—	—	145	—	—	—	145	—	145
Adjusted operating expenses	(2,540)	(455)	(2,285)	(291)	(1,310)	(391)	(7,272)	(441)	(7,713)
Total income	4,181	763	3,958	497	1,123	(236)	10,286	222	10,508
Operating lease depreciation	—	—	(145)	—	—	—	(145)	—	(145)
Adjusted total income	4,181	763	3,813	497	1,123	(236)	10,141	222	10,363
Cost:income ratio	60.8%	59.6%	59.9%	58.6%	116.7%	nm	71.7%	nm	74.4%

Year ended 31 December 2019 (1)
Continuing operations
Operating expenses	(3,618)	(486)	(2,600)	(264)	(1,418)	(384)	(8,770)	(510)	(9,280)
Operating lease depreciation	—	—	138	—	—	—	138	—	138
Adjusted operating expenses	(3,618)	(486)	(2,462)	(264)	(1,418)	(384)	(8,632)	(510)	(9,142)
Total income	4,866	777	4,318	610	1,342	1,773	13,686	301	13,987
Operating lease depreciation	—	—	(138)	—	—	—	(138)	—	(138)
Adjusted total income	4,866	777	4,180	610	1,342	1,773	13,548	301	13,849
Cost:income ratio	74.4%	62.5%	58.9%	43.3%	105.7%	nm	63.7%	nm	66.0%

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

NatWest Group plc – Annual Report on Form 20-F	113

Non-IFRS financial measures continued

6. NatWest Group return on tangible equity

Return on tangible equity comprises profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding non-controlling interests (NCI) less average intangible assets and average other owners’ equity.

Go-forward group return on tangible equity is calculated as profit or loss for the period less Ulster Bank RoI loss from continuing operations and less profit from discontinued operations divided by go-forward group total tangible equity.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

Refer to pages 8 and 14 for further details.

	Year ended or as at
	31 December	31 December
NatWest Group return on tangible equity	2021	2020
Profit/(loss) attributable to ordinary shareholders (£m)	2,950	(753)
Average total equity (£m)	42,727	43,774
Adjustment for other owners equity and intangibles (£m)	(11,395)	(11,872)
Adjusted total tangible equity (£m)	31,332	31,902
Return on tangible equity (%)	9.4%	(2.4)%
Go-forward group return on tangible equity
Profit/(loss) attributable to ordinary shareholders (£m)	2,950	(753)
Less Ulster Bank RoI loss from continuing operations (£m)	255	495
Less profit from discontinued operations (£m)	(276)	(121)
Go-forward group profit/(loss) attributable to ordinary shareholders (£m)	2,929	(379)
Average total equity (£m)	42,727	43,774
Adjustment for other owners equity and intangibles (£m)	(11,395)	(11,872)
Adjusted total tangible equity (£m)	31,332	31,902
Go-forward group RWAe applying factor (%)	93%	93%
Go-forward group total tangible equity (£m)	29,139	29,669
Return on tangible equity (%)	10.0%	(1.3)%

NatWest Group plc – Annual Report on Form 20-F	114

Non-IFRS financial measures continued

7. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional tangible equity, allocated at an operating segment specific rate of the period average segmental risk- weighted assets, incorporating the effect of capital deductions (RWAes).

This measure shows the return generated by operating segments on equity deployed.

Refer to pages 15 to 19 for further details.

	Retail	Private	Commercial	RBS	NatWest
Year ended 31 December 2021	Banking	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	1,968	350	2,594	358	(711)
Preference share cost allocation (£m)	(79)	(21)	(154)	(20)	(63)
Adjustment for tax (£m)	(529)	(92)	(683)	(59)	217
Adjusted attributable profit/(loss) (£m)	1,360	237	1,757	279	(557)
Average RWAe (£bn)	36.0	11.2	69.5	7.8	28.4
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.2	1.4	8.0	1.2	4.3
Return on equity	26.1%	17.0%	22.0%	22.5%	(13.1)%

Year ended 31 December 2020
Operating profit/(loss) (£m)	849	208	(399)	99	(227)
Preference share cost allocation (£m)	(88)	(22)	(153)	(20)	(68)
Adjustment for tax (£m)	(213)	(52)	155	(11)	83
Adjusted attributable profit/(loss) (£m)	548	134	(397)	68	(212)
Average RWAe (£bn)	37.2	10.4	76.4	7.0	37.3
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.4	1.3	8.8	1.1	5.6
Return on equity	10.2%	10.3%	(4.5)%	6.1%	(3.8)%

Year ended 31 December 2019
Operating profit/(loss) (£m)	855	297	1,327	344	(25)
Adjustment for tax (£m)	(236)	(83)	(372)	(48)	7
Preference share cost allocation (£m)	(74)	(18)	(163)	(11)	(64)
Adjustment for Alawaal bank merger gain (£m)	—	—	—	—	(150)
Adjusted attributable profit/(loss) (£m)	545	196	792	285	(232)
Average RWAe (£bn)	37.7	9.8	78.2	6.9	48.0
Equity factor	15.0%	13.0%	12.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.7	1.3	9.4	1.1	7.2
Return on equity	9.6%	15.4%	8.4%	25.7%	(3.2)%

8. Tangible equity

Tangible equity is ordinary shareholders’ interest less intangible assets. TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and the starting point for calculating regulatory capital.

Refer to page 8 for further details.

	Year ended
	31 December	31 December
	2021	2020
Ordinary shareholders’ interests (£m)	37,412	38,367
Less intangible assets (£m)	(6,723)	(6,655)
Tangible equity (£m)	30,689	31,712

Ordinary shares in issue (millions)	11,272	12,129

TNAV per ordinary share (pence)	272p	261p

NatWest Group plc – Annual Report on Form 20-F	115

Non-IFRS financial measures continued

9. Net interest margin

Bank net interest margin is defined as net interest income of the banking business of the Go-forward group less NatWest Markets (NWM) element and excluding liquid asset buffer, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group less NWM element and excluding liquid asset buffer.

The exclusion of the NWM element aims to eliminate the impact of distorting volatility in NWM. The exclusion of the Ulster Bank RoI from the aims to align the basis of calculation with prior periods.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due.

The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors.

Refer to pages 8 and 14 to 18 for further details.

	Year ended
	31 December	31 December	31 December
	2021	2020	2019
	£m	£m	£m
Continuing operations
NatWest Group net interest income (1)	7,614	7,476	7,799
Less NWM net interest income	(9)	57	188
Less Ulster Bank RoI net interest income	(100)	(122)	(152)
Bank net interest income	7,505	7,411	7,835

Average interest earning assets (IEA)	524,886	483,719	439,994
Less NWM average IEA	(32,730)	(37,929)	(35,444)
Less Ulster Bank RoI average IEA	(15,854)	(16,600)	(16,538)
Less liquid asset buffer average IEA (1)	(162,195)	(127,945)	(106,925)
Bank average IEA	314,107	301,245	281,087

Bank net interest margin	2.39%	2.46%	2.79%

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

NatWest Group plc – Annual Report on Form 20-F	116

Non-IFRS financial measures continued

10. Net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions.

Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

UK and RBSI retail and commercial businesses net lending excluding UK Government support schemes comprises customer loans in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments, excluding UK Government support schemes.

This is the basis of our lending target for our key retail and commercial businesses.

Refer to pages 8 for further details.

	As at
	31 December	31 December
	2021	2020
	£bn	£bn
Total loans to customers (amortised cost)	362.8	366.5
Less loan impairment provisions	(3.8)	(6.0)
Net loans to customers (amortised cost)	359.0	360.5
Less Ulster Bank RoI net loans to customers (amortised cost)	(6.7)	(18.0)
Go-forward group net lending	352.3	342.5

Net loans to customers (amortised cost)
Retail Banking	182.2	172.3
Private Banking	18.4	17.0
Commercial Banking	101.2	108.2
RBS International	15.5	13.3
UK and RBSI retail and commercial businesses net loans to customers (amortised cost)	317.3	310.8
Less UK Government support schemes	(11.6)	(12.9)
Total UK and RBSI retail and commercial businesses net lending excluding UK Government support schemes	305.7	297.9

11. Customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits.

UK and RBSI retail and commercial businesses customer deposits comprises customer deposits in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments.

This metric is used to show underlying deposit movements across our key retail and commercial businesses.

Refer to pages 8 for further details.

	As at
	31 December	31 December
	2021	2020
	£bn	£bn
Total customer deposits	479.8	431.7
Less Ulster Bank RoI customer deposits	(18.4)	(19.6)
Go-forward group customer deposits	461.4	412.1

Retail Banking	188.9	171.8
Private Banking	39.3	32.4
Commercial Banking	177.7	167.7
RBS International	37.5	31.3
Total UK and RBSI retail and commercial businesses customer deposits	443.4	403.2

12. Total operating profit before tax including discontinued operations

Given the current progress of the phased withdrawal from the Republic of Ireland, Ulster Bank RoI results are currently presented in both continuing and discontinued operations. Including operating profit before tax from discontinued operations provides a complete view of the NatWest Group operating profit in 2021.

	2021	2020	2019
Operating profit/(loss) before tax	4,032	(481)	3,983
Operating profit before tax from discontinued operations	279	130	249
Total operating profit including discontinued operations	4,311	(351)	4,232

NatWest Group plc – Annual Report on Form 20-F	117

Non-IFRS financial measures continued

Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan:deposit ratio

Loan:deposit ratio is calculated as net customer loans held at amortised cost divided by total customer deposits.

This is a common metric used among peers to assess liquidity.

Refer to page 13 for further details.

	As at
	31 December	31 December	31 December
	2021	2020	2019
	£m	£m	£m
Loans to customers - amortised cost	358,990	360,544	326,947
Customer deposits	479,810	431,739	369,247
Loan:deposit ratio (%)	75%	84%	89%

2. Loan impairment rate

Loan impairment rate is the loan impairment charge divided by gross customer loans.

Refer to pages 8 and 14 to 18 for further details.

3. Funded assets

Funded assets is calculated as total assets less derivative assets.

This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

Refer to pages 19 and 20 for further details.

4. AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and RBSI customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and RBSI for their customers accordingly, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and RBSI franchises.

Private Banking is the Centre of Expertise for asset management across NatWest Group, servicing all client segments across Retail, Premier and Private Banking.

Refer to page 16 for further details.

5. Depositary assets

Assets held by RBSI as an independent trustee and in a depositary service capacity.

Depositary assets are a closely monitored KPI for the RBS International business and its inclusion in commentary highlights the services that RBS International provides.

Refer to page 18 for further details.

6. Wholesale funding

Wholesale funding comprises deposits by banks, debt securities in issue and subordinated liabilities.

This is a closely monitored metric used across the banking industry to ensure capital requirements are being met.

Refer to page 8 for further details..

NatWest Group plc – Annual Report on Form 20-F	118

Additional information

NatWest Group plc – Annual Report on Form 20-F	119

Additional information

Adoption of IFRS 9

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

2017
£m
UK
Central and local government	4,609
Finance	30,191
Residential mortgages	147,399
Personal lending	14,145
Property	32,327
Construction	3,658
Manufacturing	8,333
Service industries and business activities	49,132
Agriculture, forestry and fishing	3,428
Finance leases and instalment credit	11,670
Accrued interest	291
Total UK	305,183

Overseas
US	497
Rest of the World	21,318
Total overseas	21,815

Reverse repos
UK	20,906
US	5,797
Rest of the World	32
Total reverse repos	26,735

Loans to customers - gross	353,733
Loan impairment provisions	(3,814)
Loans to customers - net	349,919
Fixed rate	132,174
Variable rate	194,824
Reverse repos	26,735
Loans to customers - gross	353,733

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

NatWest Group plc – Annual Report on Form 20-F	120

Additional information continued

Yields, spreads and margins of the banking business

	2021	2020	2019
	%	%	%
Gross yield on interest-earning assets of the banking business (1)	1.74	2.01	2.51
Cost of interest-bearing liabilities of the banking business	(0.43)	(0.69)	(1.10)
Interest spread of the banking business (2)	1.31	1.32	1.41
Benefit from interest-free funds	0.14	0.23	0.36
Net interest margin of the banking business (3)	1.45	1.55	1.77
Gross yield (1,4)
- Group	1.74	2.01	2.51
- UK	1.86	2.14	2.71
- Overseas	0.38	0.53	0.39
Interest spread (2,4)
- Group	1.31	1.32	1.41
- UK	1.42	1.42	1.56
- Overseas	0.07	0.45	0.14
Net interest margin (3,4)
- Sterling	1.45	1.55	1.77
- UK	1.56	1.63	1.91
- Overseas	0.27	0.50	0.27

NatWest Group plc base rate (average)	0.50	0.10	0.75

(1)	Gross yield is the interest earned on average interest-earning assets of the banking book.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
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

(4)	The analysis into UK and overseas has been compiled on the basis of location of office.

NatWest Group plc – Annual Report on Form 20-F	121

Additional information continued

Average balance sheet and related interest

		2021			2020
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans to banks	-UK	124,092	307	0.25	92,811	342	0.37
	-Overseas	31,389	(39)	(0.12)	20,036	(60)	(0.30)
Loans to customers	-UK	311,876	8,388	2.69	301,810	8,729	2.89
	-Overseas	8,987	198	2.21	12,106	255	2.11
Other financial assets	-UK	44,301	241	0.54	52,006	470	0.90
	-Overseas	4,242	11	0.27	4,950	2	0.04
Interest-earning assets	-UK	480,268	8,936	1.86	446,627	9,541	2.14
	-Overseas	44,618	171	0.38	37,092	197	0.53
Total interest-earning assets	-banking business (1,2,4)	524,886	9,107	1.74	483,719	9,738	2.01
	-trading business (3)	71,625			88,757
Interest-earning assets		596,511			572,476
Non-interest-earning assets		152,841			226,747
Total assets		749,352			799,223
Percentage of assets applicable to overseas operations		11.91%			11.01%

Liabilities
Bank deposits	-UK	4,862	40	0.82	13,800	134	0.97
	-Overseas	2,909	(13)	(0.45)	2,501	(46)	(1.84)
Customer deposits: demand	-UK	98,011	16	0.02	83,507	61	0.07
	-Overseas	10,139	0	—	1,113	(9)	(0.81)
Customer deposits: savings	-UK	154,236	348	0.23	139,181	665	0.48
	-Overseas	(2,630)	27	(1.03)	7,014	10	0.14
Customer deposits: other time	-UK	9,256	134	1.45	14,085	166	1.18
	-Overseas	5,670	2	0.04	4,969	23	0.46
Other financial liabilities	-UK	42,833	654	1.53	44,477	836	1.88
	-Overseas	1,131	15	1.36	1,794	(0)	(0.01)
Subordinated liabilities	-UK	7,973	249	3.12	10,003	370	3.70
	-Overseas	378	18	4.72	(36)	32	(88.89)
Internal funding of trading business	-UK	10,098	1	0.01	8,046	19	0.24
	-Overseas	(1,047)	1	(0.08)	(4,878)	—	—
Interest-bearing liabilities	-UK	327,270	1,442	0.44	313,099	2,251	0.72
	-Overseas	16,550	50	0.31	12,477	10	0.08
Total interest-bearing liabilities	-banking business (1)	343,820	1,492	0.43	325,576	2,261	0.69
	-trading business (3)	59,096			98,562
Interest-bearing liabilities		402,916			424,138
Non-interest-bearing liabilities:
Demand deposits	-UK	169,717			138,751
	-Overseas	6,859			8,315
Other liabilities		127,144			184,273
Total equity		42,716			43,746
Total liabilities and equity		749,351			799,223
Percentage of liabilities applicable to overseas operations		8.46%			8.79%

For the notes to the table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F	122

Additional information continued

Average balance sheet and related interest continued

		2019
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans to banks	-UK	67,441	784	1.16
	-Overseas	21,297	(122)	(0.57)
Loans to customers	-UK	278,497	9,284	3.33
	-Overseas	12,318	230	1.87
Other financial assets	-UK	56,321	814	1.45
	-Overseas	4,122	40	0.97
Interest-earning assets	-UK	402,259	10,882	2.71
	-Overseas	37,737	148	0.39
Total interest-earning assets	-banking business (1,2,4)	439,996	11,030	2.51
	-trading business (3)	97,143
Interest-earning assets		537,139
Non-interest-earning assets		183,925
Total assets		721,064
Percentage of assets applicable to overseas operations		11.73%

Liabilities
Bank deposits	-UK	15,479	290	1.87
	-Overseas	1,681	(35)	(2.08)
Customer deposits: demand	-UK	75,937	165	0.22
	-Overseas	1,080	(5)	(0.46)
Customer deposits: savings	-UK	126,187	801	0.63
	-Overseas	6,450	11	0.17
Customer deposits: other time	-UK	17,178	240	1.40
	-Overseas	4,071	10	0.25
Other financial liabilities	-UK	41,762	1,092	2.62
	-Overseas	1,225	11	0.88
Subordinated liabilities	-UK	9,076	442	4.87
	-Overseas	190	41	21.58
Internal funding of trading business	-UK	(9,307)	156	(1.68)
	-Overseas	2,963	12	0.40
Interest-bearing liabilities	-UK	276,312	3,186	1.15
	-Overseas	17,660	45	0.25
Total interest-bearing liabilities	-banking business (1)	293,972	3,231	1.10
	-trading business (3)	112,900
Interest-bearing liabilities		406,872
Non-interest-bearing liabilities:
Demand deposits	-UK	128,288
	-Overseas	7,337
Other liabilities		133,052
Total equity		45,515
Total liabilities and equity		721,064
Percentage of liabilities applicable to overseas operations		13.00%

(1)

Interest receivable and interest payable have both been decreased by £206 million (2020 - £60 million decrease; 2019 - £97 million decrease) in respect of negative interest relating to financial assets that attracted negative interest.

(2)	Interest receivable includes £494 million (2020 - £350million; 2019 - £184 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.
(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(4)

Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans to banks and loans to customers.

(5)	The analysis into UK and overseas has been compiled on the basis of location of office.
(6)	2021, 2020 and 2019 Loans and advances to customers average balances have been reclassified to exclude assets held for sale (2021 - £9.45 billion, 2020 – £9.75 billion, 2019 - £8.56 billion
(7)	2021 Customer deposit average balance has been reclassified between demand (£34,255 million decrease), savings (£27,839 million increase) and other time (£6,416 million increase)

NatWest Group plc – Annual Report on Form 20-F	123

Additional information continued

Average loans

The following table shows net charge-offs during the period to average loans outstanding.

	Personal				Wholesale					Total
		Credit	Other
2021	Mortgages	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
Average loans (£m)	194,935	3,651	8,866	207,453	33,491	76,743	95,927	3,907	210,067	417,520
Provision charges/(releases)	(58)	(14)	30	(42)	(477)	(724)	(38)	3	(1,236)	(1,278)

As a % of average loans during the year
Total provisions charged/(released)
to income statement	(0.03)%	(0.38)%	0.34%	(0.02)%	(1.42)%	(0.94)%	(0.04)%	0.08%	(0.59)%	(0.31)%

2020
Average loans (£m)	182,151	3,836	9,325	195,312	35,925	81,698	107,769	3,058	228,450	423,763
Provision charges/(releases)	276	191	422	889	733	1,407	95	7	2,242	3,131

As a % of average loans during the year
Total provisions charged/(released)
to income statement	0.15%	4.98%	4.53%	0.46%	2.04%	1.72%	0.09%	0.23%	0.98%	0.74%

2019
Average loans (£m)	168,426	4,274	9,969	182,668	34,929	75,429	102,466	3,193	216,017	398,685
Provision charges/(releases)	27	104	253	384	35	307	(4)	2	340	724

As a % of average loans during the year
Total provisions charged/(released)
to income statement	0.02%	2.43%	2.54%	0.21%	0.10%	0.41%	(0.00)%	0.06%	0.16%	0.18%

Net average loans have decreased by £6.2 billion compared with 2020 primarily due to a £12 billion decrease in loans to financial institutions driven by a decline in cash collateral placed against derivative liabilities reflecting reduced market volatility during 2021, along with a sharp decline in derivative liabilities during the year. In addition, corporate and property loans decreased by £5 billion and £2.4 billion respectively, mainly reflecting UK Government financial support scheme repayments and targeted sector reductions in Real Estate. This was partially offset by a £12.8 billion increase in mortgages reflecting continued strong mortgage demand.

2020 included large increases in impairments in response to the COVID-19 pandemic. 2021 has been more favourable and many of the provisions created have now released in part, or in full, back to the income statement therefore providing an improved ECL.

NatWest Group plc – Annual Report on Form 20-F	124

Additional information continued

Loans by contractual maturity

The following table analyses loans by category, contractual maturity and interest type.

	Less than			More than
	1 year	1-5 Years	5-15 years	15 years	Total
2021	£m	£m	£m	£m	£m
Personal
Mortgages	10,446	39,913	80,633	61,541	192,533
Credit cards	347	1,146	1,356	881	3,730
Other personal	4,112	3,840	794	316	9,062
Wholesale
Property	12,729	11,053	5,138	2,028	30,948
Financial institutions	77,262	7,826	658	327	86,073
Sovereign	2,877	494	493	134	3,998
Corporate	37,116	26,591	7,647	3,743	75,097
Total	148,889	90,863	96,719	68,970	401,441
of which:
Amortised cost
Fixed interest rates	45,212	48,298	75,689	58,983	228,182
Variable interest rates	65,902	41,970	20,728	9,890	139,881
Trading assets
Fixed interest rates	18,707	121	—	—	18,828
Variable interest rates	14,965	187	223	—	15,375
Other financial assets
Fixed interest rates	41	16	72	80	209
Variable interest rates	62	271	7	17	357

NatWest Group plc – Annual Report on Form 20-F	125

Additional information continued

Analysis of change in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2021 over 2020 - statutory			2020 over 2019 - statutory
	(Decrease)/increase due to changes in:			(Decrease)/increase due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans to banks
UK	96	(131)	(35)	222	(664)	(442)
Overseas	(25)	46	21	7	55	62
Loans to customers
UK	282	(623)	(341)	735	(1,290)	(555)
Overseas	(68)	12	(57)	(4)	29	25
Other financial assets
UK	(62)	(167)	(229)	(58)	(286)	(344)
Overseas	—	10	9	7	(45)	(38)
Total interest receivable of the banking business
UK	316	(921)	(605)	899	(2,240)	(1,341)
Overseas	(93)	68	(26)	10	39	49
	223	(853)	(631)	909	(2,201)	(1,292)

Interest-bearing liabilities
Bank deposits
UK	76	18	94	29	127	156
Overseas	7	(39)	(33)	15	(4)	11
Customer deposits: demand
UK	(8)	53	45	(16)	120	104
Overseas	8	(17)	(9)	—	4	4
Customer deposits: savings
UK	(65)	382	317	(73)	209	136
Overseas	(2)	(15)	(17)	(1)	2	1
Customer deposits: other time
UK	65	(33)	32	40	34	74
Overseas	(3)	24	21	(3)	(10)	(13)
Other financial liabilities
UK	30	152	182	(68)	324	256
Overseas	—	(16)	(16)	(3)	14	11
Subordinated liabilities
UK	68	53	121	(42)	114	72
Overseas	13	1	14	2	7	9
Internal funding of trading business
UK	(4)	22	18	85	52	137
Overseas	—	(1)	(1)	9	3	12
Total interest payable of the banking business
UK	162	647	809	(45)	980	935
Overseas	23	(63)	(41)	19	16	35
	185	584	769	(26)	996	970

Movement in net interest income
UK	478	(274)	204	854	(1,260)	(406)
Overseas	(70)	5	(67)	29	55	84
	408	(269)	138	883	(1,205)	(322)

NatWest Group plc – Annual Report on Form 20-F	126

Additional information continued

Loan impairment provisions

For details of the factors considered in determining the amount of provisions, refer to the accounting policy on page 38 and ‘Critical accounting policies and key sources of estimation uncertainty’ on page 41. The following table shows the movements in loan impairment provisions.

2017
£m
Provisions at the beginning of the year
UK	3,150
Overseas	1,305
4,455
Transfer to disposal groups
Overseas	—
—
Currency translation and other adjustments
UK	(28)
Overseas	2
(26)
Disposals
Overseas	(5)

Amounts written-off
UK	(1,070)
Overseas	(140)
(1,210)
Recoveries of amounts previously written-off
UK	142
Overseas	14
156
Losses/(releases) to income statement - continuing operations (1)
UK	473
Overseas	57
530
Losses to income statement - discontinued operations
Overseas	—

Unwind of discount (recognised in interest income)
UK	(61)
Overseas	(25)
(86)
Provisions at the end of the year
UK	2,606
Overseas	1,208
3,814
Provisions at the end of the year comprise
Customers	3,814
Banks	—
3,814
Gross loans to customers (2)
UK	305,183
Overseas	21,815
326,998

For the notes to this table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F	127

Additional information continued

Loan impairment provisions continued

2017
Closing customer provisions as a % of gross loans to customers (2)
UK	0.90%
Overseas	5.50%
Total	1.20%

Customer losses/(releases) to income statement as a % of gross loans to customers (2)
UK	0.20%
Overseas	0.30%
Total	0.20%

Average loans to customers - gross	366,959

As a % of average loans to customers during the year
Total customer provisions charged/(released) to income statement	0.10%
Amounts written-off (net of recoveries) - customers	0.30%

(1)	Includes nil relating to loans to banks (2016 - nil).
(2)	Excludes reverse repos.

Analysis of closing customer loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of UK customer

	2017
	Closing	Total
	provision	loans
	£m	%
UK
Central and local government	—	1.4
Manufacturing	37	2.5
Construction	317	1.1
Finance	8	9.2
Service industries and business activities	769	15.0
Agriculture, forestry and fishing	15	1.0
Property	211	9.9
Residential mortgages	137	45.1
Personal lending	721	4.3
Finance leases and instalment credit	80	3.6
Accrued interest	—	0.1
Total UK	2,295	93.2
Overseas	1,129	6.8
Impaired book provisions	3,424	100.0
Latent book provisions	390
Total provisions	3,814

NatWest Group plc – Annual Report on Form 20-F	128

Additional information continued

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of UK customer

2017
£m
UK
Manufacturing	16
Construction	51
Finance	7
Service industries and business activities	460
Agriculture, forestry and fishing	2
Property	93
Residential mortgages	20
Personal lending	411
Finance leases and instalment credit	10
Total UK	1,070
Overseas	140
1,210

(1)	Includes nil written-off in respect of loans to banks (2016 – nil).

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of UK customer.

2017
£m
UK
Manufacturing	1
Construction	2
Finance	—
Service industries and business activities	16
Property	7
Residential mortgages	43
Personal lending	72
Finance leases and instalment credit	1
Total UK	142
Overseas	14
Total recoveries	156

NatWest Group plc – Annual Report on Form 20-F	129

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

2017
£m
Impaired loans (1)
UK	4,450
Overseas	2,973
Total	7,423
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	1,087
Overseas	394
Total	1,481
Total REIL	8,904

Closing provisions for impairment as a % of total REIL	43%
REIL as a % of gross lending to customers excluding reverse repos	2.7%

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

2017
£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	227
Overseas	80
307
Interest on impaired loans included in net interest income
UK	61
Overseas	25
86

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

2017
£m
Potential problem loans	745

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore, impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

NatWest Group plc – Annual Report on Form 20-F	130

Additional information continued

Forbearance

The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans.

2017
£m
Loans granted forbearance	1,480

(1)	Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million.
(2)

For 2017, wholesale loans subject to forbearance were £1,206 million (2016 - £1,807 million) and secured retail loans subject to forbearance were £274 million (2016 - £450 million). Unsecured retail loans subject to forbearance amounting to £31 million (2016 - £37 million) are not included.

Analysis of debt securities - fair value through other comprehensive income

The following table analyses debt securities at fair value through other comprehensive income and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2021	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	1,299	2.2	1,981	1.1	2,048	0.7	6,610	1.2	11,938	1.2
- US	2,732	1.3	4,666	1.8	1,173	2.6	1,515	2.5	10,086	1.9
- Other	1,763	0.5	2,667	0.7	390	1.0	784	1.6	5,604	0.8
Other debt	1,840	0.8	5,030	0.8	1,987	0.6	201	0.6	9,058	0.7
	7,634	1.1	14,344	1.1	5,598	1.1	9,110	1.4	36,686	1.2

Of which ABS (1)	460	1.3	2,176	0.6	986	0.4	116	0.6	3,738	0.6

2020
Central and local governments
- UK	974	4.5	4,401	3.2	4,613	1.9	7,470	2.3	17,458	2.6
- US	2,170	1.3	5,186	1.7	2,575	2.2	1,811	2.3	11,742	1.8
- Other	2,421	1.0	2,681	0.6	725	0.6	975	1.5	6,802	0.9
Other debt	1,380	1.2	5,085	0.8	1,999	0.6	127	0.5	8,591	0.8
	6,945	1.6	17,353	1.7	9,912	1.6	10,383	2.2	44,593	1.8

Of which ABS (1)	229	1.6	1,879	0.8	806	1.6	127	0.5	3,041	0.7

2019
Central and local governments
- UK	1,414	3.7	3,864	3.5	6,866	2.2	6,293	2.7	18,437	2.7
- US	2,727	0.9	6,130	2.5	3,219	2.4	1,905	2.7	13,981	2.2
- Other	3,804	6.0	3,114	1.5	1,290	0.6	578	2.1	8,786	3.3
Other debt	1,022	1.0	4,648	1.2	1,351	0.9	109	1.6	7,130	1.1
	8,967	3.5	17,756	2.2	12,726	1.9	8,885	2.6	48,334	2.4

Of which ABS (1)	134	0.9	1,440	1.1	240	0.4	109	1.1	1,923	1.0

(1)	Includes covered bonds.

Analysis of debt securities – amortised cost

The following table analyses debt securities at amortised cost and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2021	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	1,442	1.9	1,946	1.1	433	0.1	—	—	3,821	1.3
- US	70	1.0	86	1.0	—	—	—	—	156	1.0
- Other	29	1.0	52	1.0	—	—	—	—	81	1.0
Other debt	1,580	2.3	501	4.2	655	2.7	1,768	0.7	4,504	2.0
Total	3,121	2.1	2,585	1.7	1,088	1.7	1,768	0.7	8,562	1.6

NatWest Group plc – Annual Report on Form 20-F	131

Additional information continued

Analysis of deposits - product analysis

The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2021	2020	2019
	£m	£m	£m
UK
Deposits
- interest-free	180,077	161,153	122,014
- interest-bearing	293,903	274,420	258,740
Total UK	473,981	435,573	380,754
Overseas
Deposits
- interest-free	4,949	10,227	8,514
- interest-bearing	24,546	20,737	19,225
Total overseas	29,494	30,964	27,739
Total deposits	503,475	466,537	408,493
Overseas
US	264	20	220
Rest of the World	29,230	30,944	27,519
Total overseas	29,494	30,964	27,739

Repos
UK	27,135	17,565	14,369
US	13,956	12,833	17,598
Rest of the World	750	275	280
Total repos	41,842	30,673	32,247

Certificates of deposit and other time deposits

The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

				Over
	0-3 months	3-6 months	6-12 months	12 months	Total
2021	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	2,397	1,498	666	115	4,676
Other time deposits	3,809	1,820	1,416	13,843	20,888
Overseas based companies and branches
Other time deposits	937	992	524	103	2,556
	7,143	4,310	2,606	14,016	28,120

Uninsured time deposits

The following table shows total uninsured time deposits in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit by remaining maturity.

	2021	2020	2019
	£m	£m	£m
Time deposits in excess of the Federal Deposit Insurance
Corporation (FDIC) insurance limit	(25,623)	(34,958)	(31,985)

Uninsured time deposits by maturity
0-3 months	(5,411)	(14,578)	(11,020)
3-6 months	(3,094)	(6,015)	(4,787)
6-12 months	(2,877)	(5,025)	(3,525)
Over 12 months	(14,241)	(9,340)	(12,653)

NatWest Group plc – Annual Report on Form 20-F	132

Additional information continued

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At year end		During the year
		Weighted			Weighted
		average	Maximum	Average	average
	Balance	interest rate	balance	balance	interest rate
2021	£bn	%	£bn	£bn	%
Repos	42	(0.2)	51	42	(0.3)
Financial institutions (1)	65	0.1	70	64	0.1
Commercial paper	4	(0.1)	5	4	—
Certificates of deposits	5	0.1	5	4	0.1
Total	116	—	131	114	(0.1)

2020
Repos	31	(0.3)	47	32	0.3
Financial institutions (1)	60	0.1	66	59	0.1
Commercial paper	4	0.1	4	3	0.4
Certificates of deposits	3	0.2	4	3	0.5
Total	98	0.0	121	97	0.2

2019
Repos	32	1.7	56	42	2.5
Financial institutions (1)	54	0.2	70	53	0.3
Commercial paper	2	0.4	3	2	0.3
Certificates of deposits	2	0.4	2	2	0.5
Total	90	0.8	131	99	1.3

(1)	Excludes derivative cash collateral of £23 billion at 31 December 2020 (2019 - £22 billion; 2018 - £20 billion); and 2020 average of £26 billion (2019 - £22 billion; 2018 - £21 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations

The table below summarises other contractual cash obligations by payment date.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2021	£m	£m	£m	£m	£m	£m

Contractual obligations to purchase goods or services	75	226	318	63	—	—
	75	226	318	63	—	—

2020

Contractual obligations to purchase goods or services	75	192	362	92	8	—
	75	192	362	92	8	—

2019

Contractual obligations to purchase goods or services	80	205	226	92	11	—
	80	205	226	92	11	—

Undrawn formal facilities, credit lines and other commitments to lend were £121,922 million (2019 - £117,228 million; 2018 - £116,843 million). While NatWest Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

NatWest Group plc – Annual Report on Form 20-F	133

Additional information continued

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	January	December	November	October	September	August
US dollars per £1	2022	2021	2021	2021	2021	2021
Noon Buying Rate
High	1.3724	1.3500	1.3679	1.3821	1.3862	1.3929
Low	1.3385	1.3188	1.3252	1.3569	1.3439	1.3625

		2021	2020	2019	2018	2017
Noon Buying Rate
Period end rate		1.3500	1.3662	1.3269	1.2763	1.3529
Average rate for the year (1)		1.3739	1.2923	1.2803	1.3309	1.3016
Consolidation rate (2)
Period end rate		1.3486	1.3655	1.3200	1.2790	1.3513
Average rate for the year		1.3755	1.2836	1.2771	1.3350	1.2887

(1)	The average of the Noon Buying Rates on the last US business day of each month during the year.
(2)	The rates used for translating US dollars into sterling in the preparation of the financial statements.
(3)	On 25 February 2022, the Noon Buying Rate was £1.3407.

NatWest Group plc – Annual Report on Form 20-F	134

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

Fees payable by the depository to the issuer

Fees incurred in past annual Period

From 1 January 2021 to 31 December 2021, the company received from the depository $174,710 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

NatWest Group plc – Annual Report on Form 20-F	135

Risk factors

Principal Risks and Uncertainties

Set out below are certain risk factors that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group. The COVID-19 pandemic may exacerbate any of the risks described below.

Economic and political risk

The impact of the COVID-19 pandemic and related uncertainties continue to affect the UK, global economies and financial markets and NatWest Group’s customers, as well as its competitive environment, which may continue to have an adverse effect on NatWest Group.

In many countries, including the UK (NatWest Group’s most significant market), the COVID-19 pandemic has, at times, resulted in the imposition of strict social distancing measures, restrictions on non-essential activities and travel quarantines, in an attempt to slow the spread and reduce the impact of the COVID-19 pandemic. The COVID-19 pandemic has also, at times, caused significant reductions in levels of consumer and commercial activity, reductions in consumer spending, increased levels of corporate debt and, for some customers, personal debt, increased unemployment and significant market volatility in asset prices, interest rates and foreign exchange rates. It has also, at times, caused physical disruption to global supply chains and working practices, all of which have affected NatWest Group’s customers. NatWest Group has significant exposures to many of the commercial sectors economically impacted by the COVID-19 pandemic, including property, retail, leisure and travel.

Despite widespread COVID-19 vaccination within the geographical regions in which NatWest Group operates, the proliferation of COVID-19 variants continues to affect the UK and global economies. Further waves of infection or the spread of new strains may result in renewed restrictions in affected countries and regions. As a result, significant uncertainties remain as to how long the impact of the COVID-19 pandemic will last, and how it will continue to affect the global economy.

In response to the COVID-19 pandemic, central banks, governments, regulators and legislatures in the UK and elsewhere have offered unprecedented levels of support and various schemes to assist impacted businesses and individuals. This has included forms of financial assistance and legal and regulatory initiatives. Many of these support schemes have now been curtailed. However, uncertainty remains as to the impact of the ending or tapering of these schemes and the repayment of the loans involved on customers, the economic environment and NatWest Group. Moreover, it is unclear as to how any further measures, such as rising interest rates and inflation, also have a material adverse effect on NatWest Group’s business and performance.

The COVID-19 pandemic has prompted many changes that may prove to be permanent shifts in customer behaviour and economic activity, such as changes in spending patterns and significantly more people working from home. These changes may have long lasting impacts on asset prices, the economic environment and its customer’s financial needs.

Uncertainties relating to the COVID-19 pandemic has made reliance on analytical models and planning and forecasting for NatWest Group more complex, and may result in uncertainty impacting the risk profile of NatWest Group and/or that of the wider banking industry. The medium and long-term implications of the COVID-19 pandemic for NatWest Group customers, the UK housing market, and the UK and global economies and financial markets remain uncertain.

Any of the above may have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group faces continued economic and political risks and uncertainty in the UK and global markets.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: the COVID-19 pandemic, societal inequalities and changes, trade barriers and the increased possibility of and/or continuation of trade wars, geopolitical tensions, widespread political instability (including as a result of populism and nationalism, which may lead to protectionist policies, state and privately sponsored cyber and terrorist acts or threats, efforts to destabilise regimes or armed conflict), energy prices, changes in inflation and interest rates (including negative interest rates), supply chain disruption, climate, environmental, social and other sustainability-related risks and global regional variations in the impact and responses to these factors.

These conditions could be worsened by a number of factors including macro-economic deterioration, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the changing demographics of the populations in the markets that NatWest Group serves, increasing social and other inequalities, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact NatWest Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and NatWest Group’s customers and their banking needs).

In addition, NatWest Group is exposed to risks arising out of geopolitical events or political developments, such as exchange controls and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict (including the Russia/Ukraine conflict and related consequences for geopolitical stability, energy supply and prices, and cross-border financial transactions, including as a result of economic sanctions), pandemics and widespread public health crises (including the current COVID-19 pandemic and any future epidemics or pandemics), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of NatWest Group, including as a result of the indirect effect on regional or global trade and/or NatWest Group’s customers.

NatWest Group plc – Annual Report on Form 20-F	136

Risk factors continued

NatWest Group faces political uncertainty in Scotland, as a result of a possible second Scottish independence referendum. Independence may adversely impact NatWest Group since NatWest Group plc and other NatWest Group entities (including NWM Plc) are incorporated in Scotland. Any changes to Scotland’s relationship with the UK or the EU would impact the environment in which NatWest Group and its subsidiaries operate, and may require further changes to NatWest Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes which, any of which could adversely impact NatWest Group. The value of NatWest Group’s financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of NatWest Group’s financial instruments, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group’s financial instruments, which may have a material adverse effect on NatWest Group’s results of operations in future periods, or inaccurate carrying values for certain financial instruments.

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

Any of the above may have a material adverse effect on NatWest Group’s business, results of operations and outlook.

Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may continue to adversely affect NatWest Group and its operating environment.

The UK ceased to be a member of the EU and the European Economic Area (‘EEA’) on 31 January 2020 (‘Brexit’) and the 2020 EU-UK Trade and Cooperation Agreement (‘TCA’) ended the transition period on 31 December 2020. The TCA provides for free trade between the UK and EU with zero tariffs and quotas on all goods that comply with the appropriate rules of origin, with minimal coverage. However, for financial services, UK-incorporated financial services providers no longer have EU passporting rights and there is no mutual recognition regime. Financial services may largely be subject to individual equivalence decisions by relevant regulators. A number of temporary equivalence decisions have been made that cover certain services offered by NatWest Group. The EU’s equivalence regime does not cover most lending and deposit taking, and determinations in respect of third countries have not, to date, covered the provision of most investment services. In addition, equivalence determinations do not guarantee permanent access rights and can be withdrawn with short notice. The TCA is accompanied by a Joint Declaration on financial services which sets out an intention for the EU and UK to cooperate on matters of financial regulation and to agree a Memorandum of Understanding, which has yet to be signed. In late 2021 the European Commission proposed legislation that would require non-EU firms to establish a branch or subsidiary in the EU before providing “banking services” in the EU. If these proposals become law all “banking services” will be licensable activities in each EU member state and member states will not be permitted to offer bilateral permissions to financial institutions outside the EU allowing them to provide “banking services” in the EU. Uncertainty remains as to whether “banking services” will also include investment products.

NatWest Group continues to evaluate its post Brexit EU operating model, making adaptations as necessary. NatWest Group also continues to assess where NatWest Group companies can obtain bilateral regulatory permissions to facilitate intragroup transactions and/or to permit business to continue from its UK entities, transferring what cannot be continued to be rendered from the UK to an EEA subsidiary or branch where permitted. Where these regulatory permissions are temporary or are withdrawn, a different approach may need to be taken or may result in a change in operating model or some business being ceased. Not all NatWest Group entities have applied for bilateral regulatory permissions and instead intend to move EEA business to an EEA licensed subsidiary or branch. There is a risk that these EEA licenses may not be granted, or may be withdrawn, and where these permissions are not obtained, further changes to NatWest Group’s operating model may be required or some business may need to be ceased. In addition, failure to obtain required regulatory permissions or licences in one part of NatWest Group may impact other parts of NatWest Group adversely. Certain permissions are required in order to maintain the ability to clear euro payments. Other permissions, including the ability to have two intermediate EU parent undertakings, would allow NatWest Group to continue to serve EEA customers from both the ring-fenced and non-ring-fenced banking entities. Furthermore, transferring business to an EEA based subsidiary is a complex exercise and involves legal, regulatory and execution risks, and could result in a loss of business and/or customers or greater than expected costs. The changes to NatWest Group’s operating model have been costly and further changes to its business operations, product offering and customer engagement could result in further costs.

The long-term effects of Brexit and the uncertainty regarding NatWest Group’s EU operating model may have a negative impact on NatWest Group’s business. These may be exacerbated by wider global macro-economic trends and events, particularly COVID-19 pandemic related uncertainties, which may significantly impact NatWest Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may exacerbate the economic impacts of the COVID-19 pandemic on the UK, the Republic of Ireland (‘ROI’) and the rest of the EU/EEA.

Significant uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law (including bank regulation), whether and what equivalence determinations will be made by the various regulators, whether the proposed EEA licensed subsidiary is granted a banking licence, whether banking services will be harmonised across the EEA and, therefore, what the respective legal and regulatory arrangements will be, under which NatWest Group and its subsidiaries will operate. This divergence could lead to further market fragmentation. These risks and uncertainties may require costly changes to NatWest Group’s EU operating model. The legal and political uncertainty, and any actions taken as a result of this uncertainty, as well as the approach taken by regulators and new or amended rules, could have a significant adverse impact on NatWest Group’s businesses, non-UK operations and/or legal entity structure, including attendant operating, compliance and restructuring costs, level of impairments, capital requirements, changes to intragroup arrangements, increased complexity, regulatory environment and tax implications and as a result may have a material adverse effect on NatWest Group’s profitability, competitive position, business model and product offering.

NatWest Group plc – Annual Report on Form 20-F	137

Risk factors continued

Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results.

Interest rate risk is significant for NatWest Group. Monetary policy has been accommodative in recent years including initiatives implemented by the Bank of England and HM Treasury, such as the Term Funding Scheme with additional incentives for SMEs (‘TFSME’), which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, market expectations are currently that benchmark interest rates such as UK base rate, could begin to rise further and faster than had been anticipated previously and that this could be accompanied by other measures to reverse accommodative policy, such as quantitative tightening.

While increases in interest rates may support NatWest Group’s interest income, sharp rises could have macroeconomic effects that lead to adverse outcomes for the business. For example, they could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher default rates on customer loans, higher levels of unemployment or underemployment, and falling property prices in the markets in which NatWest Group operates, each of which could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Conversely, decreases in interest rates and/or continued sustained low or negative interest rates would be expected to continue to put further pressure on NatWest Group’s interest income and profitability.

Unexpected moves in interest rates will also affect valuations of assets and liabilities that are recognised at fair value on the balance sheet. Changes in these valuations may be adverse. Unexpected movements in spreads between key benchmark rates could have adverse impacts and also have a material adverse effect on NatWest Group’s financial position.

Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position.

Decisions of major central banks (including the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to sharp and sudden variations in foreign exchange rates.

Although NatWest Group is principally a UK focused banking group, it is subject to foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and joint arrangements and customer transactions denominated in a currency other than the functional currency of NatWest Group. NatWest Group also relies on issuing securities in foreign currencies that assist in meeting NatWest Group’s minimum requirements for own funds and eligible liabilities (‘MREL’) and NWM Plc deals foreign exchange instruments. NatWest Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling rates, can adversely affect the value of assets, liabilities (including the total amount MREL-eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group and may have a material adverse effect on NatWest Group’s income from foreign exchange dealing, business, results of operations and outlook.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.

In its March 2021 Budget, the UK Government announced its intention to continue the process of privatisation of NatWest Group plc and to carry out a programme of sales of NatWest Group plc ordinary shares with the objective of selling all of its remaining shares in NatWest Group plc by 2025-2026. As a result of a directed buyback of NatWest Group plc shares by NatWest Group plc from UK Government Investments Limited (‘UKGI’) in March 2021, sales of NatWest Group plc shares by UKGI by accelerated bookbuild in May 2021 and purchases made under NatWest Group plc’s on-market buyback programme announced in July 2021, as at 11 February 2022, the UK Government held 50.94% of the issued share capital with voting rights of NatWest Group plc. In addition to the £750 million on-market buyback announced on 18 February 2022, NatWest Group may participate in further directed or on-market buybacks in the future. The timing, extent and continuation of UKGI’s sell-downs is uncertain, which could result in a prolonged period of increased price volatility on NatWest Group plc’s ordinary shares.

Any offers or sales of a substantial number of ordinary shares by UKGI, market expectations about these sales and any associated directed, on or off market buyback activity by NatWest Group, could affect the prevailing market price for the outstanding ordinary shares of NatWest Group plc.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains the NatWest Group plc’s largest single shareholder, HM Treasury and UKGI (as manager of HM Treasury’s shareholding) could exercise a significant degree of influence over the election of directors and appointment of senior management, NatWest Group’s capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group’s operations, amongst others. HM Treasury or UKGI’s approach depends on government policy, which could change. The manner in which HM Treasury or UKGI exercises HM Treasury’s rights as the largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy.

Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

Strategic risk

NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.

In February 2020, NatWest Group announced a new strategy, focused on becoming a purpose-led business, designed to champion potential and to help individuals, families and businesses to thrive. This strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations, as accelerated by the COVID-19 pandemic. The purpose-led strategy has required an internal cultural shift across NatWest Group as to how performance is perceived and how NatWest Group conducts its business. These changes are substantial and will take many years to fully embed. These changes may not result in the expected outcome within the timeline and in the manner currently contemplated.

NatWest Group plc – Annual Report on Form 20-F	138

Risk factors continued

As part of its purpose-led strategy, NatWest Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period. Meeting these targets and expectations requires further significant reductions to NatWest Group’s cost base. Realising these cost reductions may result in material strategic costs, which may be more than currently expected. The continued focus on meeting cost reduction targets may also mean limited investment in other areas, which could affect NatWest Group’s long-term prospects, product offering or competitive position, its ability to meet its other targets and commitments (including those related to customer satisfaction) and its capacity to respond to climate-related risks.

NatWest Group’s ability to meet its planned reductions in its annual underlying costs may vary considerably from year to year. Any of the factors above could jeopardise NatWest Group’s ability to achieve its associated financial targets and generate sustainable returns.

The financial services industry is currently experiencing a trend towards consolidation and technological advancement and disruption. In pursuing its purpose-led strategy, NatWest Group may decide to undertake divestments, restructurings or reorganisations of certain of its customer segments. Conversely, it may decide to grow its business through acquisitions, joint ventures, investments and/or strategic partnerships as well as other transactions and initiatives, in certain customer segments and including to: (i) enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; or (iv) enter new markets or enhance its presence in existing markets. There are risks that NatWest Group may not fully realise the expected benefits and value from these transactions and initiatives. In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, for example, synergies and expected commercial demand; (ii) fail to successfully integrate any acquired businesses (including in respect of technologies, existing strategies, products and human capital); (iii) fail to retain key employees, customers and suppliers of any acquired business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in growing its business through these types of transactions and initiatives and any particular transaction may not succeed, may be limited in scope or scale (including due to NatWest Group’s current ownership structure) and may not conclude on the terms contemplated, or at all. Any of the above may materially and adversely affect NatWest Group’s results of operations, financial condition or prospects.

NatWest Group’s phased withdrawal from ROI continues to present significant commercial, operational, legal and execution risks. In particular, the phased withdrawal from ROI involves transfers of business, assets and liabilities to third parties, and entails many risks, the most significant of which include: (i) anticipated reductions in net income, total lending and RWAs; (ii) potential trapped or stranded capital; (iii) the diversion of management resources and attention away from day-to-day management; (iv) the recognition of disposal losses as part of the orderly run-down of certain loan portfolios which may be higher than anticipated; (v) execution risks arising from the significant uncertainties of a phased withdrawal, including the additional IT and operational expense and resource required to mitigate manual and limited customer switching and handling processes of Ulster Bank Ireland DAC, potential counterparties and other banks; (vi) customer action or inaction, or the inability to obtain necessary approvals and/or support from governmental authorities, regulators, trade unions and/or other stakeholders resulting in additional cost, resource and delays; (vii) potential loss of customers, resulting in retail and commercial deposit outflows (or a failure to attract deposit inflows) and reduced revenues and liquidity; (viii) increased people risk through the potential loss of key colleagues and institutional knowledge and increased challenges of attracting and retaining colleagues; (ix) regulatory risk, including in relation to prudential, conduct and other regulatory requirements; (x) no or limited access to Euro system funding arrangements; and (xi) brand and reputational risks due to press speculation and stakeholder scrutiny about the phased withdrawal from ROI. Any of these risks and uncertainties may cost more, be more complex or harder to mitigate than currently estimated and may adversely affect NatWest Group’s ability to execute a phased withdrawal from ROI, or may affect the financial performance of NatWest Group.

On 27 January 2022, NatWest Group announced that, in order to further support its customers’ growth ambitions and deliver on the next phase of its strategy, it is evolving its Commercial, NatWest Markets and RBS International businesses to form a single franchise to best support its customers across the full non-personal customer lifecycle. The transition is expected to begin over the coming months and be effective from July 2022.

In pursuing its strategy, NatWest Group may not be able to successfully: (i) implement all aspects of its strategy; (ii) reach any or all of the related targets or expectations of its strategy; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of its strategy and the intended changes continue to present material business, operational (including compliance with the UK ring-fencing regime), legal, execution, IT system, internal culture, conduct and people risks to NatWest Group. Implementing many changes and strategic actions concurrently, including in respect of any growth initiatives, will require application of robust governance and controls frameworks and robust IT systems; there is a risk that NatWest Group may not be successful in these respects. The implementation of the purpose-led strategy and any other strategic initiatives could result in materially higher costs than initially contemplated (including due to material uncertainties and factors outside of NatWest Group’s control) and may not be completed as planned, or at all, or could be phased or could progress in a manner other than currently expected. This could lead to additional management actions by NatWest Group.

Changes in the economic, political and regulatory environment in which NatWest Group operates, or regulatory uncertainty and changes, strong market competition and industry disruption or economic volatility may require NatWest Group to adjust aspects of its strategy or the timeframe for its implementation including in relation to its financial, capital and operational targets and expectations. As certain initiatives depend on achieving growth in new ventures and opportunities for NatWest Group, its strategy is vulnerable to an economic downturn. NatWest Group’s strategy also requires ongoing confidence from customers and the wider market, without which customer activity and related income levels may fall or NatWest Group’s reputation may be adversely affected.

NatWest Group plc – Annual Report on Form 20-F	139

Risk factors continued

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the purpose-led strategy and other strategic initiatives, result in higher than expected costs, impact NatWest Group’s products and services offering, its reputation with customers or business model and adversely impact NatWest Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on NatWest Group’s business, results of operations and outlook.

NatWest Group continues to refocus its NWM franchise, which entails material execution, commercial and operational risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.

Over the past few years, as part of its purpose-led strategy, NatWest Group has sought to implement a more strategically congruent and economically sustainable model for its NWM franchise. As part of this, NatWest Group has been refocusing the NWM franchise to principally serve NatWest Group’s corporate and institutional customer base. This requires NWM Group to simplify its operating model and technology platform, as well as reduce its cost base and capital requirements. NWM Group has also directed resources to emphasising and growing product capability in the areas of importance to NatWest Group’s corporate and institutional customers, including the Fixed Income and Capital Markets businesses, and has refocused its Rates business to best serve its core customers.

In addition, to improve efficiencies and best serve customers following Brexit, NatWest Group expects that certain assets, liabilities, transactions and activities of its Western European corporate portfolio (principally including term funding and revolving credit facilities), will be transferred from the ring-fenced subgroup of NatWest Group to NWM Group on a rolling basis, subject to certain regulatory and customer requirements. The timing and quantum of these transfers remain uncertain as is the impact of these transactions on its go-forward results of operations. As a result, NatWest Group’s business, results of operations, financial position and prospects could be materially adversely affected.

NatWest Group’s ability to serve its customers may be diminished by the changed business strategy, as a result of the NWM Refocusing. In addition, customer reactions to the changed nature of NWM Group’s business model may be more adverse than expected and previously anticipated revenue and profitability levels may not be achieved in the timescale envisaged or at all. An adverse macroeconomic environment (including due to the COVID-19 pandemic, heightened inflation and rising interest rates), continued political and regulatory uncertainty, market volatility and/or strong market competition may also pose significant challenges to the achievement of the anticipated targets and goals of the NWM Refocusing.

The implementation of the NWM Refocusing has been a complex process and although substantial progress has been made, the risk remains that this strategy may not result in the contemplated business outcome and there continue to be material execution, commercial and operational risks in connection with the NWM Refocusing. There may continue to be material execution, commercial and operational risks for NWM Group and NWM Group may continue to be subject to significant structural and other change. There can be no certainty that the NWM Refocusing will be successful or that NWM Group will be a viable, competitive or profitable business. The intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated, which may have a material adverse effect on NatWest Group’s business, results of operations and outlook.

Trends relating to the COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and strategic objectives.

The trajectory of the COVID-19 pandemic’s impact on the UK and global economy and NatWest Group remains uncertain. If trends relating to the COVID-19 pandemic negatively impact the UK and global economy, NatWest Group’s may be unable to meet its financial, capital and operational targets and expectations. In addition, the COVID-19 pandemic has, at times, caused significant market volatility, which could cause RWA inflation for NatWest Group. This could impair NatWest Group’s ability to timely deliver on certain aspects of its purpose-led strategy, which may have a material adverse effect on NatWest Group’s business, results of operations and outlook. See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’.

It is uncertain as to how the broader macroeconomic business environment and societal norms may be impacted by the COVID-19 pandemic, causing significant wider societal changes. For example, one of the most notable effects of the COVID-19 pandemic has been its disproportionate impact on the most vulnerable groups of society and concerns about systemic racial biases and social inequalities.

In addition, the COVID-19 pandemic has accelerated existing economic trends that may radically change the way businesses are run and people live their lives. These trends include digitalisation, decarbonisation, automation, e-commerce and agile working, each of which has resulted in significant market volatility in asset prices. There is also increased investor, regulatory and customer scrutiny regarding how businesses address these changes and related climate, environmental, social, governance and other sustainability issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management. Any failure or delay by NatWest Group to successfully adapt its business strategy and to establish and maintain effective governance, procedures, systems and controls in response to these changes, and to manage emerging climate, environmental, social, governance and other sustainability-related risks and opportunities, may have a material adverse impact on NatWest Group’s reputation, business, results of operations, outlook and the value of NatWest Group’s securities. See also, ‘Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks’ and ‘A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group, its reputation, business, results of operations and outlook’.

The COVID-19 pandemic may also result in unexpected developments or changes in financial markets, the fiscal, tax and regulatory frameworks and consumer customer and corporate client behaviour, which could intensify competition in the financial services industry. This could have a material adverse impact on NatWest Group’s business, results of operations and outlook, if it is not able to adapt or compete effectively.

Financial resilience risk

NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

As part of NatWest Group’s strategy, NatWest Group has set a number of financial, capital and operational targets for NatWest Group including in respect of: CET1 ratio targets, MREL targets, return on tangible equity (‘ROTE’), funding plans and requirements, employee engagement, diversity and inclusion as well as ESG (including climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders).

NatWest Group plc – Annual Report on Form 20-F	140

Risk factors continued

See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’.

NatWest Group’s ability to meet its targets and to successfully meet its strategy is subject to various internal and external factors and risks. These include but are not limited to: the impact of the COVID-19 pandemic, market, regulatory, macroeconomic and political uncertainties, operational risks and risks relating to NatWest Group’s business model and strategy (including risks associated with climate, environmental, social, governance and other sustainability-related issues) and litigation, governmental actions, investigations and regulatory matters.

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

There is a risk that NatWest Group may not meet its targets and expectations or be in a position to continue to distribute capital, or that NatWest Group will be a viable, competitive or profitable banking business. Any failure of NatWest Group to meet its targets, successfully meet its strategy or make discretionary capital distributions could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

The markets within which NatWest Group operates are highly competitive. NatWest Group expects such competition to continue and intensify in response to various changes. These include: evolving customer behaviour, technological changes (including digital currencies, stablecoins and the growth of digital banking, such as from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede NatWest Group’s ability to grow or retain its share and impact its revenues and profitability, particularly in its key UK retail and commercial banking segments. Moreover, innovations such as biometrics, artificial intelligence, the cloud, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

These trends have accelerated during the COVID-19 pandemic and may be catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking (PSD2), Open Finance and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking. The competition enhancing measures under NatWest Group’s independently administered Alternative Remedies Package (‘ARP’) benefits grant recipients and eligible competitors. The ARP may be more costly than anticipated and may adversely impact customer service for NatWest Group’s own customers, its competitive position and reputation. Failure to comply with the terms of the scheme could result in the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence, each of which could have a material adverse effect on NatWest Group’s business, results of operations and outlook..

Increasingly many of the products and services offered by NatWest Group are, and will become, more technology intensive. For example, NatWest Group recently invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Rapid Cash and Rooster Money. See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’. NatWest Group’s ability to develop such digital solutions (which also need to comply with applicable and evolving regulations) has become increasingly important to retaining and growing NatWest Group’s customer business in the UK. There can be no certainty that NatWest Group’s innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow NatWest Group to continue to grow such services in the future. Certain of NatWest Group’s current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. NatWest Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, resulting in increased competition from traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

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

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and timely, it will lose share, incur losses on some or all of its activities and lose opportunities for growth. In this context, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, inadequate or is not fully integrated into NatWest Group’s current solutions. There can be no certainty that such initiatives will deliver the expected cost savings and investment in automated processes will likely also result in increased short-term costs for NatWest Group.

NatWest Group plc – Annual Report on Form 20-F	141

Risk factors continued

In addition, the implementation of its purpose-led strategy (including in relation to acquisitions, reorganisations and/or partnerships), delivery on its climate ambition, cost-reduction measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants could affect NatWest Group’s ability to maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group’s strategic initiatives. Furthermore, continued consolidation or technological or other developments in certain sectors of the financial services industry could result in NatWest Group’s remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors, each of which may adversely affect NatWest Group’s business, results of operations and outlook. These and other changes in NatWest Group’s competitive environment could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

The impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties may negatively impact NatWest Group.

The effects of the COVID-19 pandemic have adversely affected the credit quality of some of NatWest Group’s borrowers and other counterparties, and government support schemes may delay the effects of defaults by such counterparties. As government support schemes reduce, defaults are expected to rise with more customers moving from IFRS 9 Stage 2 to Stage 3. As a result, NatWest Group continues to experience elevated exposure to credit risk and demands on its funding, and the long-term effects remain uncertain. If borrowers or other counterparties face increasing levels of debt and default or suffer deterioration in credit, this would increase impairment charges, write-downs, regulatory expected loss and impact credit reserves. See also, ‘NatWest Group has significant exposure to counterparty and borrower risk’ and ‘NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions’.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group has sought to assist affected customers with a number of initiatives including NatWest Group’s participation in BBLS, CBILS and CLBILS products. NatWest Group has sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS or CBILS or the enforcing or pursuing repayment of BBLS and CBILS (or a failure to exercise forbearance), which may have a material adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgments, settlements, penalties or fines.

Any of the above may have a material adverse effect on NatWest Group’s business, results of operations and outlook.

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

The credit quality of NatWest Group’s borrowers and other counterparties may be affected by a deterioration in prevailing economic and market conditions (including those caused by the COVID-19 pandemic) and by the legal and regulatory landscape in the UK and countries where NatWest Group is exposed to credit risk and any deterioration in such conditions or changes to legal or regulatory landscapes (including the extent of the UK’s post-Brexit divergence from EU laws and regulation). These could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights over security, increasing credit risk.

An increase in drawings upon committed credit facilities may also increase NatWest Group’s RWAs. In addition, the level of household indebtedness in the UK remains high. The ability of households to service their debts could be worsened by a period of high unemployment (including as a result of the COVID-19 pandemic), increasing interest rates and higher inflation, particularly if prolonged. NatWest Group may be affected by volatility in property prices (including as a result of the general UK political or economic climate or the COVID-19 pandemic) given that NatWest Group’s mortgage loan and wholesale property loan portfolios as at 31 December 2021, amounted to £226.5 billion, representing 61% of NatWest Group’s total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the net amount after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for NatWest Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a daily basis. See also, ‘NatWest Group may not be able to adequately access sources of liquidity and funding’.

NatWest Group plc – Annual Report on Form 20-F	142

Risk factors continued

As a result, adverse changes in borrower and counterparty credit risk may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. See also, ‘Risk and capital management’. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgments used in the MES and ECL assessment at 31 December 2021 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group. As government support schemes reduce, defaults are expected to rise with more ECLs cases moving from Stage 2 to Stage 3. Each of these risks may have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Due to NatWest Group’s exposure to the financial industry, it also has exposure to shadow banking entities (i.e., entities which carry out banking activities outside a regulated framework). NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may have a material adverse effect on the business, results of operations and outlook of NatWest Group.

If NatWest Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to further write-downs and may have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital provides NatWest Group with financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK operations. It also permits NatWest Group plc to make discretionary capital distributions (including dividends to shareholders).

As at 31 December 2021, NatWest Group plc’s CET1 ratio was 18.2% and NatWest Group plc currently targets a CET1 ratio of 13-14% by the end of 2023. NatWest Group plc’s target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the Prudential Regulatory Authority’s (‘PRA’) views on appropriate buffers above minimum operating levels.

NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium to long term targets.

A number of factors may impact NatWest Group plc’s ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:

-	a depletion of its capital resources through increased costs or liabilities or reduced profits;
-	an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes, or a failure in internal controls or procedures to accurately measure and report RWAs;
-

changes in prudential regulatory requirements including NatWest Group plc’s Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers as well as any applicable scalars;

-

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

A shortage of capital could in turn affect NatWest Group plc’s capital ratio, and/or its ability to make capital distributions.

A minimum level of capital adequacy is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement, may necessitate for NatWest Group plc reducing or ceasing discretionary payments (including payments of dividends to shareholders) to the extent of the breach.

NatWest Group plc – Annual Report on Form 20-F	143

Risk factors continued

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

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directives I and II (‘BRRD’), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position. NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group will be written-down or converted into equity and there may be an issue of additional equity by NatWest Group plc, which could result in the dilution of the holdings of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect, among other things, NatWest Group’s product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may have a material adverse effect on the business, results of operations, outlook, the underlying profitability of NatWest Group and future growth potential. See also, ‘NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities’.

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate.

NatWest Group is subject to regulatory oversight by the Bank of England and the PRA, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. The initial report was submitted to the PRA on 30 September 2021 and the Bank of England’s assessment of NatWest Group’s preparations is scheduled to be released on 10 June 2022 although the Bank of England may provide feedback before then.

NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario. However, if the Bank of England assessment identifies a significant gap in NatWest Group’s ability to achieve the resolvability outcomes, or reveals that NatWest Group is not adequately prepared to be resolved, or did not have adequate plans in place to meet resolvability requirements which came into effect on 1 January 2022, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the Bank of England’s assessment, potential action may include, but is not limited to, restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change legal or operational structure, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL, consequently impacting NatWest Group’s strategic plans and having a material adverse effect on NatWest Group’s business, results of operations and outlook. This may also result in reputational damage and loss of investor confidence.

NatWest Group may not be able to adequately access sources of liquidity and funding.

NatWest Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2021, NatWest Group plc held £506.1 billion in deposits. The level of deposits may fluctuate due to factors outside NatWest Group’s control, such as a loss of investor confidence (including in individual NatWest Group entities), sustained low or negative interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one of the other factors described above, materially affect NatWest Group’s ability to satisfy its liquidity or funding needs. In turn, this could require NatWest Group to adapt its funding plans.

The effects of the COVID-19 pandemic, current economic uncertainties and any significant market volatility could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.  As a result, NatWest Group and its subsidiaries could be required to adapt their funding plans.  This could exacerbate funding and liquidity risk, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

As at 31 December 2021, NatWest Group plc’s liquidity coverage ratio was 172%. If its liquidity position were to come under stress, and if NatWest Group plc were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. NatWest Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	144

Risk factors continued

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

Rating agencies regularly review NatWest Group plc and other NatWest Group entity credit ratings and outlooks, which could be negatively affected by a number of factors that can change over time, including: the credit rating agency’s assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which NatWest Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in NatWest Group’s key markets (including the impact of the COVID-19 pandemic and any further Scottish independence referendum); any reduction of the UK’s sovereign credit rating and market uncertainty.

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

NatWest Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator or those elsewhere may result in: NatWest Group’s regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, each of which may have a material adverse effect on NatWest Group’s business, results of operations and outlook..

NatWest Group’s results could be adversely affected if an event triggers the recognition of a goodwill impairment. NatWest Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, NatWest Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired.

An impairment test compares the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2021, NatWest Group plc carried goodwill of £5.5 billion on its balance sheet. The value in use and fair value of NatWest Group’s cash-generating units are affected by market conditions, the economies in which NatWest Group operates and may also be affected by the COVID-19 pandemic.

The goodwill held by NatWest Group plc relies on management’s assumptions on future profitability. Goodwill is particularly sensitive to changes in assumed future profitability. If actual performance were to fall below management’s forecasts, then there is a risk that an impairment of goodwill would become necessary.

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

Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on analytical and other models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as fraud risk management (collectively, ‘financial crime’)). NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

NatWest Group plc – Annual Report on Form 20-F	145

Risk factors continued

As models analyse scenarios based on assumed inputs and a conceptual approach, model outputs therefore remain uncertain. Failure of models (including due to errors in model design) or new data inputs (including non-representative data sets), for example, to accurately reflect changes in the micro and macroeconomic environment in which NatWest Group operates (for example to account for the impact of the COVID-19 pandemic), to capture risks and exposures at the subsidiary level and to update for changes to NatWest Group’s current business model or operations, or for findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), may render some business lines uneconomic, result in increased capital requirements, may require management action or may subject NatWest Group to regulatory sanction. NatWest Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on NatWest Group’s business, results of operations and outlook, minimum capital requirements and reputation.

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

The accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in ‘Critical accounting policies and key sources of estimation uncertainty’. New accounting standards and interpretations that have been issued by the International

Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Future accounting developments’. Changes resulting from such new accounting standards and interpretations could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

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

NatWest Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse effect on NatWest Group’s business, results of operations and outlook..

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

NatWest Group plc – Annual Report on Form 20-F	146

Risk factors continued

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities of NatWest Group, which may depend on factors outside of NatWest Group’s control. Moreover, the Banking Act provisions remain untested in practice.

If NatWest Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may materially adversely affect holders of NatWest Group plc’s ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding material adverse effect on the market price of such securities.

Climate and sustainability-related risks

NatWest Group and its customers face significant climate-related risks, including in transitioning to a net zero economy, which may adversely impact NatWest Group.

Climate-related risks and uncertainties are continuing to receive increasing regulatory, judicial, political and societal scrutiny.

Financial and non-financial risks from climate change arise through physical and transition risks. Furthermore, NatWest Group may also face a variety of climate-related legal risks, both physical and transition, from potential litigation and conduct liability. See also, ‘NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk’.

There are significant uncertainties as to the extent and timing of the manifestation of the physical risks of climate change, such as more severe and frequent extreme weather events (flooding, subsidence, heat waves and long-lasting wildfires), rising sea levels, biodiversity loss and resource scarcity. Damage to NatWest Group customers’ properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios. In addition, NatWest Group premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs and negatively affecting NatWest Group’s business continuity and reputation.

In October 2021, the UK Government published its Net Zero Strategy which sets out how the UK will deliver on its commitment to reach net zero emissions by 2050. The timing, content and implementation of the specific policies and proposals remain uncertain. Widespread transition to a net zero economy across all sectors of the economy and markets in which NatWest Group operates will be required to meet the goals of the 2015 Paris Agreement, the UK’s Net Zero Strategy and the Glasgow Climate Pact of 2021. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted. The timing and pace of the transition to a net zero economy is also uncertain and may be near term, gradual and orderly or delayed, rapid and disorderly, or the combination of these.

Climate-related risks may be drivers of several different risk categories simultaneously and may exacerbate existing risks, including credit risk, operational risk (business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers).

If NatWest Group fails to adapt its business and operating model in a timely manner to the climate-related risks and opportunities and changing regulatory and market expectations, or to appropriately identify, measure, manage and mitigate climate change related physical, transition and legal risks and opportunities that NatWest Group, its customers and value chain face, it may have a material adverse effect on NatWest Group’s reputation, business, operations or value chain and results of operations and outlook.

NatWest Group’s purpose-led strategy includes climate change as one of its three areas of focus. This is likely to require material changes to the business and operating model of NatWest Group which entails significant execution risk.

In February 2020, NatWest Group announced its ambition to become a leading bank on climate in the UK, helping to address the climate challenge by setting itself the challenge to at least halve the climate impact of its financing activity by 2030 and intending to do what is necessary to achieve alignment with the 2015 Paris Agreement. In addition, in April 2021, NatWest Group by joining the Net Zero Banking Alliance 'Business Ambition to 1.5C', stated its ambition to reach net zero by 2050. Furthermore, as part of its efforts to support the transition to a net zero economy, NatWest Group has also announced its ambitions to phase out of coal for UK and non UK customers who have UK coal production, coal fired generation and coal related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030; to plan to stop financing new customer relationships with corporate customers who explore for, extract or produce coal or operate unabated coal powered plants; and that it would not provide services to existing customers who are increasing coal mining activity by exploring for new coal, developing new coal mines or increasing thermal coal production.

To achieve its 2030 and 2050 ambitions, NatWest Group has also announced other climate ambitions, targets and commitments, and going-forward it may also announce other climate ambitions, targets and commitments, including science-based targets to be validated by the Science Based Target Initiative.

Making the changes necessary to achieving these ambitions may materially affect NatWest Group’s business and operations and will require significant reductions to its financed emissions and to its exposure to customers that do not align with a transition to a net zero economy or do not have a credible transition plan. Increases in lending and financing activities may wholly or partially offset some or all of these reductions, which may increase the extent of changes and reductions necessary. It is anticipated that achieving these reductions, together with the active management of climate-related risks and other regulatory, policy and market changes, are likely to necessitate material and accelerated changes to NatWest Group’s business, operating model and existing exposures (potentially on accelerated timescales and outside of risk appetite) which may have a material adverse effect on NatWest Group’s ability to achieve its financial targets and generate sustainable returns.

NatWest Group plc – Annual Report on Form 20-F	147

Risk factors continued

NatWest Group’s ability to achieve theses ambitions, targets and commitments will depend to a large extent on many factors and uncertainties beyond NatWest Group’s control. These include the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks, changes in customer behaviour and demand, the challenges related with the implementation and integration of adoption policy tools, changes in the available technology for mitigation and adaptation, the availability of accurate, verifiable, reliable, consistent and comparable data. See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’ and ‘There are significant challenges in relation to climate-related data due to quality and other limitations, lack of standardisation, consistency and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate-related risks’.

These internal and external factors and uncertainties will make it challenging for NatWest Group to meet its climate ambitions, targets and commitments and there is a significant risk that all or some of them will not be achieved.

Any delay or failure in setting, making progress against or meeting NatWest Group’s climate-related ambitions, targets and commitments may have a material adverse effect on NatWest Group, its reputation, business, results of operations, outlook, market and competitive position and may increase the climate-related risks NatWest Group faces.

Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks.

The prudential regulation of climate-related risks is an important driver in how NatWest Group develops its risk appetite for financing activities or engaging with counterparties that do not align with a transition to a net zero economy or do not have a credible transition plan.

Legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate-related and environmental risks under prudential rules.

In April 2019, the PRA published a supervisory statement (the ‘SS 3/19’) with particular focus on the management of financial risks from climate change with respect to governance, risk management, scenario analysis and disclosures.

Following the submission of initial plans by UK banks in October 2019, in July 2020 the PRA issued a ‘Dear CEO’ letter requiring firms to embed fully their approaches to managing climate-related financial risks by the end of 2021. In response, on 8 October 2020, NatWest Group provided the PRA with an update to its original plan noting that the COVID-19 pandemic had disrupted some elements of NatWest Group’s original plan and, as a result, the updated plan would require additional operating cycles reaching into 2022 and beyond to prove embedding. Subsequently the PRA issued its ‘Climate Change Adaptation Report’ in October 2021 advising firms of the need to continue to refine and innovate ways to further integrate the financial risks from climate change within risk management practices and it restated that by the end of 2021, firms should be able to demonstrate that the expectations set out in SS3/19 have been implemented and embedded throughout the firms’ organisation as fully as possible. In January 2022, NatWest Group provided the PRA with an update on how it has addressed the commitments made in its October 2020 plan, noting the delivery of a 1st generation, largely qualitative in nature, approach to supervisory requirements.

In June 2021, the Bank of England launched its 2021 Biennial Exploratory Scenario (‘CBES’) to stress test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change under three climate scenarios. NatWest Group delivered its CBES submission to the PRA in October 2021. The Bank of England has since announced that the CBES is likely to include a second round over February and March 2022, which is likely to be largely qualitative in nature.

The Bank of England guidance for the CBES confirmed that it is exploratory in nature and not intended to be used to set capital requirements. In the aforementioned ‘Climate Change Adaptation Report 2021’, the Bank of England confirmed that over the coming year it will undertake further analysis to explore enhancements to the regulatory capital frameworks as they relate to climate related financial risk. To support this work, the Bank of England will put out a ‘Call for Papers’ and host a Research Conference on the interaction between climate change and capital in Q4 2022. Informed by these steps and internal analysis, the Bank of England is expected to publish a follow-up report on the use of capital including on the role of any future scenario exercises by the end of 2022. It is therefore likely that in the coming years financial institutions, including NatWest Group, may be required to hold additional capital to enhance their resilience against systemic and/or institution specific vulnerabilities to climate-related financial risks, which could, in turn, have a material adverse effect on NatWest Group’s business, results of operations and outlook..

Any failure of NatWest Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks and apply the appropriate product governance in line with applicable legal and regulatory requirements and expectations, may have a material and adverse effect on NatWest Group’s regulatory compliance, prudential capital requirements, liquidity position, reputation, business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	148

Risk factors continued

There are significant challenges in relation to climate-related data due to quality and other limitations, lack of standardisation, consistency and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate-related risks.

Meaningful reporting of climate-related risks and opportunities and their potential impacts and related metrics depend on access to accurate, reliable, consistent and comparable climate-related data from counterparties or customers. These may not be generally available or, if available, may not be accurate, verifiable, reliable, consistent, or comparable. Any failure of NatWest Group to incorporate climate-related factors into its counterparty and customer data sourcing and accompanying analytics, or to develop accurate, reliable, consistent and comparable counterparty and customer data, may have a material adverse effect on NatWest Group’s ability to prepare meaningful reporting of climate-related risks and opportunities, its regulatory compliance, reputation, business and its competitive position.

In the absence of other sources, reporting of financed emissions by financial institutions, including NatWest Group, is necessarily based therefore on aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions. Accordingly, our climate-related disclosures use a greater number and level of assumptions and estimates than many of our financial disclosures. These assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these climate related disclosures, make any assessment of materiality inherently uncertain. In particular, in the absence of actual emissions monitoring and measurement, emissions estimates are based on industry and other assumptions that may not be accurate for a given counterparty or customer. There may also be data gaps, particularly for private companies, that are filled using proxy data, such as sectoral averages, again developed in different ways. As a result, our climate related disclosures may be amended, updated or restated in the future as the quality and completeness of our data and methodologies continue to improve. These data quality challenges, gaps and limitations could have a material impact on NatWest Group’s ability to make effective business decisions about climate risks and opportunities, including risk management decisions, comply with disclosure requirements and our ability to monitor and report our progress in meeting our ambitions, targets and commitments, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate-related risks. These include data quality gaps and limitations mentioned above, the pace at which climate science, greenhouse gas accounting standards and various emissions reduction solutions develop. In addition, there is a significant uncertainty about how climate change and the transition to a net zero economy will unfold over the coming decades and affect how and when climate-related risks will manifest. These timeframes are considerably longer than NatWest Group’s historical strategic, financial, resilience and investment planning horizons.

As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes and impacts. Climate-related risks present significant methodological challenges due to their forward-looking nature, the lack and/or quality of historical testing capabilities, lack of standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties, for example

-

climate scenarios are not predictions of what is likely to happen or what NatWest Group would like to happen, they rather explore the possible implications of different judgments and assumptions by considering a series of scenarios;

-	climate scenarios do not provide a comprehensive description of all possible future outcomes;
-

it requires a special skill set that banks traditionally do not have and therefore NatWest Group needs to rely on third party advice, modelling, and data which is also subject to many limitations and uncertainties;

-	modelling approaches and data on climate-related risks on financial assets is immature in nature and it is expected that techniques and understanding will evolve rapidly in the coming years;
-	it is challenging to benchmark or back test the climate scenarios given their forward-looking nature and the multiple possible outcomes;
-

there is a significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society;

-

the assumptions will be continually evolving with more data/information which may affect the baselines for comparability across reporting periods and impact internal and external verification processes; and

-	the pace of the development of the methodologies across different sectors may be different and therefore it may be challenging to report on the whole balance sheet with regard to emissions.

Accordingly, these risks and uncertainties coupled with significantly longer timeframes make the outputs of climate-related risk modelling, including emissions reductions targets and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Capabilities within NatWest Group to appropriately assess, model and manage climate-related risks and the suitability of the assumptions required to model and manage climate-related risks appropriately are developing. Even when those capabilities are developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgments and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies, which may have a material adverse impact on NatWest Group’s regulatory compliance, reputation, business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	149

Risk factors continued

A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group, its reputation, business, results of operations and outlook.

Investors, customers, international organisations, regulators and other stakeholders are increasingly focusing on identification, measurement, management and mitigation of ‘sustainability-related’ risks and opportunities such as environmental (including biodiversity and loss of natural capital); social (including diversity and inclusion, the living wage, fair taxation and value chains); and governance (including board diversity, ethics, executive compensation and management structure) related risks and opportunities and on long term sustainable value creation.

Financial institutions, including NatWest Group, are directly and indirectly exposed to multiple types of environmental and biodiversity-related risk through their activities, including risk of default by clients. Additionally, there is a growing need to move from safeguards and interventions that focus on reducing negative impacts on environment and biodiversity towards those that focus on increasing positive impact on environment and biodiversity and nature-based solutions. In 2021, NatWest Group accordingly classified ‘Biodiversity and Nature Loss’ as an emerging risk for NatWest Group within its Risk Management Framework. This is an evolving and complex area which requires collaborative approaches with partners, stakeholders and peers to help measure and mitigate negative impacts of financing activities on the environment, biodiversity and nature as well as supporting the growing sector of nature-based solutions, habitat restoration and biodiversity markets. NatWest Group is in the early stages of developing its approach and NatWest Group recognises the need for more progress.

There is also increased investor, regulatory and customer scrutiny regarding how businesses address social issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management which may impact NatWest Group’s employees, customers, and their business activities or the communities in which they operate. There is also growing attention on the need for a 'just transition' and “energy justice” – in recognition that the transition to a net zero economy should not disproportionally affect the most disadvantaged members of society. The increased focus on these issues may create reputational and other risks for financial institutions, including NatWest Group.

In addition to climate-related risks, sustainability-related risks (i) may also adversely affect economic activity, asset pricing and valuations of issuers’ securities and, in turn, the wider financial system; (ii) may impact economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes); (iii) may also affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to sustainability-related risks; (iv) can trigger further losses stemming directly or indirectly from legal claims (liability risks) and reputational damage as a result of the public, customers, counterparties and/or investors associating NatWest Group or its customers with adverse sustainability-related issues; and (v) intersect with and further complexity and challenge to achieving our purpose-led strategy including climate ambitions, targets and commitments.

Together with climate-related risks, these risks may combine to generate even greater adverse effects on our business.

Furthermore, sustainability-related risks may be drivers of several different risk categories simultaneously and may exacerbate the risks described herein, including credit risk, operational risk (business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers).

Accordingly, any failure or delay by NatWest Group to successfully adapt its business strategy and to establish and maintain effective governance, procedures, systems and controls in response to these issues, and to manage these emerging sustainability-related risks and opportunities may have a material adverse impact NatWest Group’s reputation, liquidity position, business, results of operations, outlook and the value of NatWest Group’s securities.

Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.

ESG ratings from agencies and data providers which rate how NatWest Group manages environmental, social and governance risks are increasingly influencing investment decisions or being used as a basis to label financial products and services as green or sustainable. ESG ratings are (i) unsolicited; (ii) subject to the assessment and interpretation by the ESG rating agencies; (iii) provided without warranty; (iv) not a sponsorship, endorsement, or promotion of NatWest Group by the relevant rating agency; and (v) may depend on many factors some of which are beyond NatWest Group’s control (e.g. any change in rating methodology). Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and could influence investors’ risk appetite for NatWest Group’s and/or its subsidiaries’ securities, particularly ESG securities and could affect a customer’s willingness to deal with NatWest Group. Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NatWest Group’s business and expose NatWest Group to increased costs of compliance, regulatory sanction and reputational damage.

There are an increasing number of EU, UK and other regulatory and legislative initiatives to address issues around climate, environmental and sustainability risks and opportunities and to promote the transition to a net zero economy. As a result, an increasing number of laws, regulations, legislative actions are likely to affect the financial sector and the real economy, including proposals, guidance, policy and regulatory initiatives many of which have been introduced or amended recently and are subject to further changes.

Many of these initiatives are focused on developing standardized definitions for green and sustainable criteria of assets and liabilities, integrating climate change and sustainability into decision-making and customers access to green and sustainable financial products and services which may have a significant impact on the services provided by NatWest Group and its subsidiaries, especially mortgage lending, and its associated credit, market and financial risk profile. They could also impact NatWest Group’s recognition of its climate and sustainable funding and financing activity and may adversely affect NatWest Group’s ability to achieve its climate strategy and climate and sustainable funding and financing ambitions.

NatWest Group plc – Annual Report on Form 20-F	150

Risk factors continued

In addition, NatWest Group and its subsidiaries are and will be subject to increasing entity wide climate-related and other non-financial disclosure requirements pursuant to the recommendations of the Task Force on Climate-related Financial Disclosure (‘TCFD’) and under other regimes. From February 2022, NatWest Group will be required to provide enhanced climate-related disclosures consistent with the TCFD recommendations to comply with the FCA Policy Statement on the new Listing Rules (PS 20/17) that require commercial companies with a UK premium listing – such as NatWest Group - to make climate related disclosures, consistent with TCFD, on a ‘comply or explain’ basis. The FCA is proposing to expand this requirement to a wider scope of listed issuers which would include NatWest Group’ subsidiaries as it moves towards mandatory TCFD reporting across the UK economy by 2025. See also, ‘There are significant challenges in relation to climate-related data due to quality and other limitations, lack of standardisation, consistency and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate-related risks’.

In addition, NatWest Group’s EU subsidiaries and branches are and will continue to be subject to an increasing array of the EU/EEA climate and sustainability-related legal and regulatory requirements. These requirements may be used as the basis for UK laws and regulations (such as the UK Green Taxonomy) or regarded by investors and regulators as best practice standards whether or not they apply to UK businesses. Any divergence between UK, EU/EEA and US climate and sustainability-related legal and regulatory requirements may result in NatWest Group not meeting investors’ expectations, may increase the cost of doing business and may restrict access of NatWest Group’s UK business to the EU/EEA market.

NatWest Group is also participating in various voluntary carbon reporting and other standard setting initiatives for disclosing climate and sustainability-related information, many of which have differing objectives and methodologies and are at different stages of development in terms of how they apply to financial institutions.

Compliance with these developing and evolving climate and sustainability-related requirements is likely to require NatWest Group to implement significant changes to its business models, product and other governance, internal controls over financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, entail additional change risk and compliance costs.

Failure to implement and comply with these legal and regulatory requirements or emerging best practice expectations may have a material adverse effect on NatWest Group’s regulatory compliance and may result in regulatory sanction, reputational damage and investor disapproval each of which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Due to increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including NatWest Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues.

These risks may arise, for example, from claims pertaining to : (i) failures to meet obligations, targets or commitments relating to, or to disclose accurately, or provide updates on material climate and/or sustainability related risks, or otherwise provide appropriate disclosure to investors, customers, counterparties and other stakeholders; (ii) conduct, mis-selling and other customer protection type claims; (iii) marketing that portrays products, securities, activities or policies as producing positive climate, environmental or sustainable outcomes to an extent that may not the case; (iv) damages claims under various tort theories, including common law public nuisance claims, or negligent mismanagement of physical and/or transition risks; (v) alleged violations of officers’, directors’ and other fiduciaries’ fiduciary duties, for example by financing various carbon-intensive, environmentally harmful or otherwise highly exposed assets, companies, and industries; (vi) changes in understanding of what constitutes positive climate, environmental or sustainable outcomes as a result of developing climate science, leading to discrepancy between current product offerings and investor and/or market and/or broader stakeholder expectations; (vii) any weaknesses or failures in specific systems or processes associated particularly with climate, environmental or sustainability linked products, including any failure in timely implementation, onboarding and/or updating of such systems or processes; or (viii) counterparties, collaborators and third parties in NatWest Group’s value chain action who act, or fail to act, or undertake due diligence, or apply appropriate risk management and product governance in a manner that impacts NatWest Group’s reputation or sustainability credentials.

Furthermore, there is a risk that shareholders, campaign groups, customers and special interest groups could seek to take legal action against NatWest Group for financing or contributing to climate change and environmental degradation and for not supporting the principles of “just transition” (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

There is a risk that as climate science develops and societal understanding of climate science increases and deepens, courts, regulators and enforcement authorities may apply the then current understandings of climate related matters retrospectively when assessing claims about historic conduct or dealings of financial institutions, including NatWest Group.

These potential litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NatWest Group’s ability to achieve its strategy, including its climate ambition, and they could have a material adverse effect on NatWest Group’s reputation, business, financial results, position and prospects, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	151

Risk factors continued

Operational and IT resilience risk

Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. NatWest Group operates in a number of countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers. As a result, operational risks or losses can arise from a number of internal or external factors (including financial crime and fraud), for which there may now be a risk of greater scrutiny by third parties on NatWest Group’s compliance with financial crime requirements; see ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group’). These risks are also present when NatWest Group relies on third-party suppliers or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of NatWest Group’s purpose-led strategy, including NatWest Group’s phased withdrawal from ROI, NatWest Group’s current cost-reduction measures and conditions affecting the financial services industry generally (including the COVID-19 pandemic and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may develop, or how NatWest Group will evolve to best serve its customers. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group. Ineffective management of such risks could have a material adverse effect on affect NatWest Group’s business, results of operations and outlook.

NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain, reinforcing the importance of due diligence of and close working relationship with the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest in additional capability designed to defend against the emerging threats. In 2021, NatWest Group and its supply chain were subjected to a small number of Distributed Denial of Service (‘DDOS’) and ransomware attacks, which are a pervasive and significant threat to the global financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group’s customers. NatWest Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

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

Any failure in NatWest Group’s cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third-party providers or other users who have access to NatWest Group’s systems to disclose sensitive information in order to gain access to NatWest Group’s data or that of NatWest Group’s customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees or third parties, including third party providers, or may result from accidental technological failure.

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact NatWest Group. Due to NatWest Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have a material adverse impact on NatWest Group, its business, results of operations and outlook.

In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019, as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2020 (‘UK Data Protection Framework’) and European Banking Authority (‘EBA’) Guidelines on ICT and Security Risk Management, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection Framework and EBA requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.

NatWest Group plc – Annual Report on Form 20-F	152

Risk factors continued

NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.

NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. The availability of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus. Failure to have that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver innovative products and services. This could also result in a failure to deliver NatWest Group’s strategy and could place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes, which could result in a failure to deliver NatWest Group’s strategy. These data limitations, or the unethical or inappropriate use of data, and/or non-compliance with customer data protection laws could give rise to conduct and litigation risks and may increase the risk of operational events, losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions, which in turn could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group.

NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s payment systems, financial crime, fraud systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as most of NatWest Group’s employees continue to work remotely, as it outsources certain functions and as it continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2021, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges or otherwise, could negatively affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

Remote working may adversely affect NatWest Group’s ability to maintain effective internal controls.

From March 2020 to September 2021, many of NatWest Group’s employees worked exclusively on a remote basis. Following the lifting of government restrictions, NatWest Group will implement a new hybrid working policy whereby many employees may work remotely the majority of the time in the ordinary course of their roles.

Remote working arrangements for NatWest Group employees continues to place heavy reliance on the IT systems that enable remote working and increased exposure to fraud, conduct, operational and other risks and may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. Remote working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime. See also, ‘A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.’ Moreover, the IT systems that enable remote working interface with third-party systems, and NatWest Group could experience service denials or disruptions if such systems exceed capacity or if a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group’.

Sustained periods of remote working may negatively affect workforce morale. Whilst NatWest Group has taken measures seeking to maintain the health, wellbeing and safety of its employees, these measures may be ineffective. Any of the above could impair NatWest Group’s ability to hire, retain and engage well-qualified employees, especially at a senior level, which in turn may adversely impact NatWest Group’s ability to serve its customers efficiently and impact productivity across NatWest Group. This could also adversely affect NatWest Group’s reputation and competitive position and its ability to grow its business, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.

NatWest Group’s success depends on its ability to attract, retain through creating an inclusive environment, and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees especially for technology and data focused roles, in a highly competitive market and under internal cost reduction pressures.

NatWest Group’s ability to do this may be more difficult due to the cost reduction pressures, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements (in particular those of banks in receipt of government support such as NatWest Group). This increases the cost of hiring, training and retaining diverse skilled personnel. In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of diverse candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may have an adverse impact on NatWest Group’s employee engagement and the formulation and execution of its strategy, and could also have a negative effect on its reputation with customers, investors and regulators.

NatWest Group plc – Annual Report on Form 20-F	153

Risk factors continued

The inability to compensate employees competitively and/or any reduction of compensation, as a result of negative economic developments or otherwise, could have an adverse effect on NatWest Group’s ability to hire, retain and engage well qualified employees, especially at a senior level, which may have a material adverse impact on the financial position and prospects of NatWest Group.

Many of NatWest Group’s employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so could impact NatWest Group’s ability to operate its business effectively.

Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of NatWest Group’s activities and includes the definition and monitoring of NatWest Group’s risk appetite and reporting on NatWest Group’s risk exposure and the potential impact thereof on NatWest Group’s financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation and reputational damage. Financial crime continues to evolve, whether through fraud, scams, cyber-attacks or other criminal activity. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. As part of its ongoing programme of investment, there is current and future investment planned to further strengthen financial crime controls over the coming years, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

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

NatWest Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. These risks may be exacerbated as most of NatWest Group’s employees continue to work remotely, which places additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

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

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to NatWest Group’s purpose-led strategy and related targets, due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. See also ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group’. This includes brand damage, which may be detrimental to NatWest Group’s business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect NatWest Group’s ability to attract and retain customers. In particular, NatWest Group’s ability to attract and retain customers (particularly, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors, each of which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	154

Risk factors continued

Modern technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

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

NatWest Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly if EU/EEA and UK laws diverge as a result of Brexit. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focused on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), corporate governance requirements, restrictions on the compensation of senior management and other employees, enhanced data protection and IT resilience requirements, financial market infrastructure reforms (including enhanced data protection and IT resilience requirements, enhanced regulations in respect of the provision of ‘investment services and activities’), and increased regulatory focus in certain areas, including conduct, consumer protection, competition, disputes regimes, payment systems, financial crime and fraud laws and regulations.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on NatWest Group include, but are not limited to, the following:

-

general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;

-	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
-

increased scrutiny from the CMA, FCA and Payment Systems Regulator (‘PSR’) for the protection and resilience of, and competition and innovation in, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;

-

the ongoing compliance by NatWest Group with CMA’s Retail Banking Market Order 2017 (the ‘Order’) as well as the ongoing consultation by the UK Government to introduce penalties for breaches of the Order (in addition to the current customer remediation requirements);

-	ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes;
-

new or increased regulations relating to customer data protection as well as IT controls and resilience, including the UK Data Protection Framework and the impact of the Court of Justice of the EU (CJEU) decision (known as Schrems II), in which the CJEU ruled that the Privacy Shield (an EU/US data transfer mechanism) is now invalid, leading to more onerous due diligence requirements for the Group prior to sending personal data of its EU customers and employees to non-EEA countries, including the UK and the US;

-

the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as the imposition of a financial transaction tax, introduction of global minimum tax rules, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

-	increased regulatory focus on customer protection (such as the FCA’s consumer duty consultation paper (CP21/13)) in retail or other financial markets;
-

the potential introduction by the Bank of England of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group; and

-

regulatory enforcement in the form of PRA imposed financial penalties for failings in banks’ regulatory reporting governance and controls, and regulatory scrutiny following the 2019 PRA “Dear CEO letter” letter regarding PRA’s ongoing focus on: the integrity of regulatory reporting, which the PRA considers has equal standing with financial reporting; the PRA’s thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group; the publication of the PRA’s common findings from those reviews in September 2021; and NatWest Group’s programme of improvements to meet PRA expectations.

These and other recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, competitive position, product offerings and business models. Future competition investigations, market reviews, or the regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely impact NatWest Group’s competitive or financial position. Any of these developments (including any failure to comply with new rules and regulations) could also have a significant impact on NatWest Group’s authorisations and licences, the products and services that NatWest Group may offer, its reputation and the value of its assets, NatWest Group’s operations or legal entity structure, and the manner in which NatWest Group conducts its business. Material consequences could arise should NatWest Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

NatWest Group plc – Annual Report on Form 20-F	155

Risk factors continued

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

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

NatWest Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

NatWest Group is currently, has recently been and will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group’s expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations include: (a) NWM Plc’s December 2021 spoofing-related guilty plea in the United States, which involves a three-year period of probation, an independent corporate monitor, and commitments to compliance programme reviews and improvements and reporting obligations, as well as approximately US$35 million in fines and restitution, and (b) National Westminster Bank Plc’s October 2021 guilty plea for breaches of the UK Money Laundering Regulations 2007, which resulted in a fine of approximately £265 million. For additional information relating to these and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see ‘Litigation and regulatory matters’ at Note 27 to the consolidated accounts.

The recent guilty pleas, other recently resolved matters or adverse outcomes or resolution of current or future legal or regulatory actions could increase the risk of greater regulatory and third party scrutiny and could have material collateral consequences for NatWest Group’s business and result in restrictions or limitations on NatWest Group’s operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results of which are uncertain. Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely impact NatWest Group’s business, in particular in the US. This in turn and/or any fines, settlement payments or penalties could adversely impact NatWest Group’s reported financial results and condition, capital position or reputation.

Failure to comply with undertakings made by NatWest Group to its regulators, or the conditions of probation resulting from the spoofing-related guilty plea, may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence.

Any of the above could have a material adverse effect on NatWest Group’s business, results of operations, outlook, capital position or its ability to meet regulatory capital adequacy requirements.

NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk-free rates.

UK and international regulators are driving the transition from the use of interbank offer rates (‘IBORs’), including LIBOR, to alternative rates, primarily risk free rates (‘RFRs’). As of 31 December 2021, LIBOR, as currently determined, has ceased for all tenors of GBP, JPY, CHF, EUR, and for the 1 week and 2 month tenors for USD. The remaining USD LIBOR tenors, as currently determined, are due to cease after 30 June 2023. The FCA has used its powers under the UK Benchmarks Regulation (‘UK BMR’) to require, for a limited period of time after 31 December 2021, the ongoing publication of the 1, 3, and 6 month GBP and JPY LIBOR tenors using a changed methodology (i.e., ‘Art23A LIBOR’ on a synthetic basis). The UK has passed the Critical Benchmarks (References and Administrators’ Liability) Act 2021 (‘Critical Benchmarks Act’) which establishes a framework that allows the ongoing use of Art23A LIBOR under certain circumstances where contracts have pro-actively transitioned onto alternative rates. However, the FCA has been clear that the solutions provided under UK BMR and the Critical Benchmarks Act are not permanent and cannot be guaranteed after the end of 2022 (and for JPY the FCA has confirmed that Art23A LIBOR will no longer be available after the end of 2022). This framework and its lack of permanence may expose NatWest Group, its customers and the financial services industry more widely to various risks, including: (i) the FCA further restricting use of Art23A LIBOR resulting in proactive transition of contracts; and (ii) mis-matches between positions in cleared derivatives and the exposures they are hedging where those exposures are permitted to make use of Art23A LIBOR, as the FCA has chosen not to permit the use of Art23A LIBOR for cleared derivatives. Although the formal cessation date for the remaining USD LIBOR tenors (as currently determined) is not until the end of June 2023, US and UK regulators have been clear that this is only to support the rundown of back book USD LIBOR exposures, and that no new contracts should reference these USD LIBOR tenors after 31 December 2021, other than in a very limited range of circumstances. Natwest Group will continue to have ongoing exposure to the remaining USD LIBOR tenors until they cease at the end of June 2023.

NatWest Group plc – Annual Report on Form 20-F	156

Risk factors continued

Natwest Group had significant exposures to IBORs and has actively sought to transition away from these during 2021 in accordance with regulatory expectations and milestones. Transition measures have included the pro-active development of new products on using alternative rates, primarily but not exclusively RFRs rather than LIBOR, pro-actively restructuring existing LIBOR exposures so that they cease to reference LIBOR and instead reference alternative rates, and embedding language into contracts that allows for the automatic conversion to alternative rates when LIBOR ceases to be available. The main Central Counterparty Clearing houses (CCPs) conducted mass conversion exercises in December 2021 covering GBP, JPY, CHF and EUR LIBOR cleared derivatives to fully transition all outstanding LIBOR exposure to the relevant RFR. Natwest Group entities, along with many of their major counterparties, have already adhered to the ISDA IBOR fall-backs supplement and protocol which establishes a clear, industry accepted, contractual process to manage the transition from IBORs to RFRs for non-cleared derivative products.

These transition efforts have involved extensive engagement with customers, industry working groups and regulators to seek to deliver transition in a transparent and economically appropriate manner. Any economic impacts will be dependent on, amongst other things, the establishment of deep and liquid RFR markets, the establishment of clear and consistent market conventions for all replacement products, as well as counterparties’ willingness to accept, and transition to, these conventions. Furthermore, certain IBOR obligations may not be able to be pro-actively changed which could, depending on any over-arching legislative transition frameworks, potentially result in fundamentally different economic outcomes than originally intended. The uncertainties around the manner of transition to RFRs, and the ongoing broader acceptance and use of RFRs across the market, expose NatWest Group, its clients and the financial services industry more widely to risks.

Examples of these risks may include (i) legal (including litigation) risks relating to documentation for new and the majority of existing transactions (including, but not limited to, changes, lack of changes, unclear contractual provisions, and disputes in respect of these); (ii) financial risks from any changes in valuation of financial instruments linked to impacted IBORs that may impact NatWest Group’s performance, including its cost of funds, and its risk management related financial models; (iii) pricing, interest rate or settlement risks such as changes to benchmark rates that could impact pricing, interest rate or settlement mechanisms in or on certain instruments; (iv) operational risks due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes, as well as ensuring compliance with restrictions on new USD LIBOR usage after December 2021; (v) conduct and litigation risks arising from communication regarding the potential impact on customers, and engagement with customers during and after the transition period, or non-acceptance by customers of replacement rates; and (vi) different legislative provisions in different jurisdictions, for example, unlike certain US states and the EU, the UK has not provided a clear and robust safe harbour to protect against litigation and potential liability arising out of the switch to ‘synthetic LIBOR’.

Notwithstanding all efforts to date, until the transition away from LIBOR onto alternative rates has been fully completed and there is greater experience of how RFRs are adopted across different products and customer groups, it remains difficult to determine to what extent the changes will affect NatWest Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, the take up of alternative reference rates, or other reforms may adversely affect financial instruments originally referencing LIBOR as the benchmark. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and could have a material adverse effect on the value of, return on, and trading market for, certain financial instruments and on NatWest Group’s profitability.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

In accordance with the accounting policies set out in ‘Critical accounting policies and key sources of estimation uncertainty’, NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £899 million as at 31 December 2021. Changes to the treatment of certain deferred tax assets may impact NatWest Group’s capital position. In addition, NatWest Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	157

Additional information

Description of property and equipment

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2021, RBS plc and NWB Plc had 130 and 640 retail branches respectively, in the UK. Ulster Bank has a footprint of 132 branches and a network of business banking offices across Northern Ireland and the Republic of Ireland, of which 25 are to be sold to Permanent TSB plc as part of the recently agreed sale. A majority of the UK branches are owned by NWB Plc or are held under leases with unexpired terms of over 50 years. NatWest Group’s principal properties include its headquarters at Gogarburn, Edinburgh and its principal office at 250 Bishopsgate, London.

Major shareholders

In December 2008, The Solicitor for the Affairs of Her Majesty’s Treasury (HMT) acquired 22,854 million ordinary shares of 25p and during 2009 acquired a further 16,791 million ordinary shares of 25p, representing 70.3 % of the company’s issued ordinary share capital.

In December 2009, HMT acquired 51 billion B shares in the company, representing the entire issued B share capital. In 2015, HMT sold 630 million of the company’s ordinary shares and converted its entire holding of B shares into 5.1 billion new ordinary shares of £1 each. In June 2018 HMT sold a further 925 million of the company’s ordinary shares. In March 2021, the company carried out an off-market purchase of 591 million of its ordinary shares from HMT. In May 2021, HMT sold 580 million ordinary shares through an accelerated book building process to institutional investors. In July 2021, HMT announced its intention to sell part of its shareholding over a 12 month period from August 2021 via a trading plan, for up to 15% of the aggregate total trading volume. At 31 December 2021, HMT’s holding in the company’s issued share capital with voting rights was 52.96%. At 31 December 2021, Norges Bank held 3.07% of the company’s issued share capital with voting rights. The percentages were correct at the date of notification on 5 November 2021. As far as the company is aware, there have been no other significant changes in the percentage ownership of major shareholders of the company’s ordinary shares or preference shares during the three years ended 17 February 2022.

Since 1 January 2018, the company has redeemed substantially all of the preference shares that were in issue (refer to Note 19 for further details). All shareholders within a class of the company’s shares have the same voting rights.

At the 2021 Annual General Meeting, shareholders authorised the company to make an off market purchase of preference shares. The company announced on 15 December 2021 that it had utilised this authority to purchase 157,546 5.5 per cent cumulative preference shares and 259,314 11.00 per cent cumulative preference shares. The company cancelled the purchased shares.

As at 31 December 2021, almost all of the company’s US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Our Code of conduct

NatWest Group’s Code of Conduct (Our Code) lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It is available at https://www.natwestgroup.com/our-purpose/society/compliance-and-conduct.html, or without charge, and upon request, by contacting Corporate Governance at the telephone number listed on page 174. It includes our Critical People Capabilities that guide how we behave and set clear expectations of the behaviours consistently required from everyone and are aligned to our purpose, goals and risk culture. It also incorporates five standards of behaviour aligned to the Financial Conduct Authority (FCA) Conduct Rules. These are: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the Prudential Regulatory Authority (PRA) and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. These Conduct Rules are very much in keeping with the values and behaviours that we are already following across NatWest Group.

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

Transactions involving Iranian Government owned entities

During 2021 affiliates of NatWest Group facilitated seven payments which were remitted by, or on behalf of, Iranian Government owned entities and/or entities designated under Executive Order 13382 or 13224, and received by NatWest Group customers (non-designated and located in the United Kingdom) in relation to legal fees.

NatWest Group facilitated one payment which was paid to an Iranian Government owned entity and/or designated under Executive Order 13382 or 13224, to release NatWest Group of its obligations in relation to an expired guarantee.

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

NatWest Group plc – Annual Report on Form 20-F	158

Additional information continued

NatWest Group maintain one account for an Iranian Government entity located in the United Kingdom. The purpose of the account is to facilitate UK domestic transactions only for employees’ salaries and operating costs such as UK taxes and utilities. No commercial activity is processed through the account.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of NatWest Group hold three legacy guarantees entered into between 1984 and 1998, which support arrangements lawfully entered into by affiliates of NatWest Group customers with Iranian counterparties. This has reduced by one since the 2020 Iran sanctions and related disclosures submission. These legacy guarantees are in favour of Iranian Government owned financial institutions. The affiliates of NatWest Group have made considerable efforts to exit and formally cancel the guarantees.

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.

During 2021, no transactions that meet this criteria have been facilitated by NatWest Group.

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

As at 31 December 2021, 12 companies in NatWest Group, spanning a range of financial services sectors, including banking and investment business, were authorised to conduct financial activities in the UK. The material UK authorised banks in NatWest Group are The Royal Bank of Scotland plc (RBS plc), National Westminster Bank Plc (NWB Plc), NatWest Markets Plc (NWM Plc) and Coutts & Company. Wholesale activities, other than Treasury activities, are concentrated in NatWest Markets Plc. Retail banking activities in England, Scotland and Wales are managed by the Retail Banking, Commercial Banking and Private Banking businesses of RBS plc, NWB Plc and Coutts & Company. In June 2019, NatWest Group announced its intention to transfer its UBL business to NWB Plc in order to simplify the current legal entity structure of NatWest Group. This was completed in May 2021, at which point UBL became a trading name of NWB Plc.

NatWest Group’s banking service in the Republic of Ireland is provided by Ulster Bank Ireland DAC (UBI DAC), which is supervised by the Central Bank of Ireland and the European Central Bank under the Single Supervisory Mechanism. In February 2021, NatWest Group announced the phased withdrawal of UBI DAC from the Republic of Ireland which remains ongoing.

Investment management business is principally undertaken by companies in the Commercial Banking and Private Banking businesses, including Coutts & Company.

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

NatWest Group plc – Annual Report on Form 20-F	159

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

The aggregate number of ordinary shares which the company may purchase from HM Treasury under the Directed Buyback Contract cannot exceed 4.99%. of the company’s issued share capital and the aggregate consideration to be paid cannot exceed 4.99% of the company’s market capitalisation. The price to be paid for each ordinary share will be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

On 19 March 2021, the company announced that it had agreed with HM Treasury to make an off-market purchase (the “Off-Market Purchase”) under the Directed Buyback Contract for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares, representing 4.86% of the company’s issued share capital at that point in time.

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

NatWest Group plc – Annual Report on Form 20-F	160

Material contracts continued

Pursuant to the Framework and State Aid Deed, the company has committed and paid: (i) £425 million into a fund for eligible bodies in the UK banking and financial technology sectors to develop and improve their capability to compete with the company in the provision of banking services to small and medium-sized enterprises (“SMEs”) and develop and improve the financial products and services available to SMEs (the “Capability and Innovation Fund”); and (ii) £275 million to eligible bodies to help them incentivise SME banking customers within the division of the company previously known as Williams & Glyn to switch their business current accounts and loans to the eligible bodies (the “Incentivised Switching Scheme”). The Independent Body will distribute funds from the Capability and Innovation Fund and implement the Incentivised Switching Scheme.

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

NatWest Group plc – Annual Report on Form 20-F	161

Shareholder information

Financial calendar

Dividends

Payment dates
Cumulative preference shares	31 May and 30 December 2022

Non-cumulative preference shares	31 March, 30 June, 30 September and 30 December 2022

Ordinary shares	4 May 2022
Ex dividend date
Cumulative preference shares	5 May and 1 December 2022

Ordinary shares	17 March 2022
Record date
Cumulative preference shares	6 May and 2 December 2022

Ordinary shares	18 March 2022

Annual General Meeting	28 April 2022

Interim results	29 July 2022

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

NatWest Group plc – Annual Report on Form 20-F	162

Shareholder information continued

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

Find out more at www.fca.org.uk/consumers.

NatWest Group plc – Annual Report on Form 20-F	163

Shareholder information continued

Analysis of ordinary shareholders

		Number
		of shares
At 31 December 2021	Shareholdings	- millions	%
Individuals	172,365	96,720,657	0.84
Banks and nominee companies	3,749	5,347,209,748	46.63
Investment trusts	40	335,083	—
Insurance companies	3	487,631	—
Other companies	433	26,797,269	0.24
Pension trusts	20	33,956	—
Other corporate bodies	68	5,996,398,291	52.29
	176,678	11,467,982,635	100.00
Range of shareholdings:
1 - 1,000	152,553	36,685,708	0.32
1,001 - 10,000	22,253	51,255,478	0.45
10,001 - 100,000	993	30,052,411	0.26
100,001 - 1,000,000	520	185,638,204	1.62
1,000,001 - 10,000,000	272	923,070,585	8.05
10,000,001 and over	87	10,241,280,249	89.30
	176,678	11,467,982,635	100.00

Trading market

Non-cumulative dollar preference shares

The following series of American Depositary shares (ADSs) representing non-cumulative preference shares issued in the US were outstanding at 31 December 2021:

		Number of ADSs/non-cumulative	Number of
Date of issue	Series of ADS	preference shares in issue	registered holders
4 October 2007	U	10,130	1

The ADSs set out above represents the right to receive one corresponding preference share, and is evidenced by an American Depositary Receipt (ADR) and is listed on the Over-The-Counter market on the TRACE platform.

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

On February 1, 2022, NatWest Group has given notice to holders of the redemption of the Series U Non-Cumulative Dollar Preference Shares pursuant to the capital disqualification event redemption provisions. Accordingly, on March 31, 2022 (the "Redemption Date"), the Series U Dollar Preference Shares, and the corresponding series of American Depositary Shares ("Series U ADSs"), will be redeemed in full at the redemption price of US$100,000 per Series U Dollar Preference Share plus accrued dividends for the current dividend period to, but excluding, the Redemption Date.

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

Following a sub-division and one-for-ten consolidation of NatWest Group’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2020, 55.7 million ordinary ADSs were outstanding.

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

NatWest Group plc – Annual Report on Form 20-F	164

Shareholder information continued

Dividend history

Preference dividends

	2021	2021	2020	2019	2018	2017
Amount per share	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01
-Series F (1)	—	—	—	—	—	1.13
-Series H (1)	—	—	—	—	—	0.97
-Series L (1)	—	—	—	—	—	0.77
-Series M (2)	—	—	—	—	—	—
-Series N (2)	—	—	—	—	—	—
-Series P (2)	—	—	—	—	—	—
-Series Q (2)	—	—	—	—	—	—
-Series R (2)	—	—	—	—	—	—
-Series S (2)	—	—	—	—	1.14	1.28
-Series T (2)	—	—	—	—	—	—
-Series U (2)	2,538	1,835	2,602	3,800	3,475	6,741
Non-cumulative convertible preference shares of US$0.01
-Series 1 (1)	—	—	—	—	—	71.99
Non-cumulative preference shares of €0.01
-Series 1 (2)	—	—	—	—	44.65	48.98
-Series 2 (2)	—	—	—	—	65.18	44.72
-series 3 (2)	—	—	—	—	823	3,504
Non-cumulative convertible preference shares of £0.01
-Series 1 (1)	—	—	—	—	—	73.87
Non-cumulative preference shares of £1
-Series 1 (1)	—	—	—	—	27.41	26.67

(1)	Classified as subordinated liabilities.
(2)	Classified as equity.

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

Ordinary dividends

In 2021 NatWest Group paid an interim dividend of £347 million, or 3.0p per ordinary share (2020 – nil). In addition, the company had announced that the directors had recommended a final dividend of £844 million, or 7.5p per ordinary share (2020 - £364 million, or 3.0p per ordinary share), subject to shareholders’ approval at the Annual General Meeting on 28 April 2022.

If approved, payment will be made on 4 May 2022 to shareholders on the register at the close of business on 18 March 2022. The ex-dividend date will be 17 March 2022.

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

NatWest Group plc – Annual Report on Form 20-F	165

Shareholder information continued

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

The following discussion assumes that the company was not a passive foreign investment company for the taxable year ended 31 December 2021 - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 168.

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

A US Holder will, upon the sale or other disposition of an ordinary share, an ordinary ADS or a preference ADS, or upon the redemption of preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding, in the case of preference ADSs, any amounts attributable to declared but unpaid dividends, which will generally be treated as dividends for U.S. federal income tax purposes and the US Holder’s tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year. The deductibility of capital losses is subject to limitations.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of an ordinary share, an ordinary ADS or a preference ADS should consult their own tax adviser regarding the credibility or deductibility of such UK tax for US federal income tax purposes.

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

NatWest Group plc – Annual Report on Form 20-F	166

Shareholder information continued

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

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) is attributable to assets that produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2021 taxable year. Although interest income is generally passive income, a special rule (in proposed Treasury regulations that taxpayers may rely on pending finalization) allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company’s possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares, ordinary ADSs or preference ADSs. In addition, no assurance can be given that the proposed Treasury regulations will be finalized in their current form.

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

Foreign financial assets reporting

Certain US Holders who are individuals (and certain specified entities) may be required to report information relating to the company’s securities, of non-US. accounts through which such securities are held. US Holders are urged to consult their tax advisers regarding the application of these rules in their particular circumstances.

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

Memorandum and Articles of Association

The company’s Memorandum and Articles of Association as in effect at the date of this Annual Report on Form 20-F are registered with the Registrar of Companies of Scotland.

The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report on Form 20-F and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. In 2020, the Articles were updated primarily to bring clearer language into the Articles to better reflect current best practice. A summary of the principal changes is outlined below:

NatWest Group plc – Annual Report on Form 20-F	167

Shareholder information continued

Shares

•

Under the previous Articles, the Company had the ability to issue ‘share warrants to bearer’ (bearer shares). Changes under The Small Business, Enterprise and Employment Act 2015 abolished bearer shares, therefore any articles associated with such were removed.

•

Since the adoption of the previous Articles, the issued share capital of the Company has been streamlined and a number of share classes referred to within the previous Articles were no longer in issue. All unnecessary references to redundant classes of shares and their respective rights were removed.

General Meetings

•

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

The Board

•	The wording relating to the circumstances in which a Director may be required to vacate office due to mental incapacity has been updated to reflect modern market practice.
•	To better reflect current market practice, the Articles were extended to permit that Directors may signal their agreement with a decision of the board by electronic means.

Dividends

•

The provisions enabling the Directors to pay interim dividends have been clarified and simplified in accordance with modern market practice and these now protect the Directors from claims in respect of such dividends where they have acted in good faith.

•

The provisions have been clarified on the payment of dividends electronically, in line with market practice and reflecting that, increasingly, cheques and warrants are no longer the Company’s primary methods for paying dividends.

Communications by the Company

•

The wording was updated to reflect current practice in respect of the Company’s correspondence with shareholders, including permitting correspondence with untraced shareholders by email, and clarifying address requirements for overseas shareholders.]

The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles (and, in the case of the summary description of the non-cumulative preference shares, by reference to the terms of issue of those shares determined by the Directors pursuant to the Articles prior to allotment). The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed as an exhibit to this Annual Report on Form 20-F. The company’s Memorandum and Articles of Association as in effect at the date of this Annual Report are registered with the Registrar of Companies of Scotland. The current Articles were adopted on 28 April 2021 to reflect the company’s change of name in July 2020 from The Royal Bank of Scotland Group plc to NatWest Group plc.

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

NatWest Group plc – Annual Report on Form 20-F	168

Shareholder information continued

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

Qualifying shareholding

Directors are not required to hold any shares of the company by way of qualification.

NatWest Group plc – Annual Report on Form 20-F	169

Shareholder information continued

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

NatWest Group plc – Annual Report on Form 20-F	170

Shareholder information continued

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

NatWest Group plc – Annual Report on Form 20-F	171

Shareholder information continued

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

Documents on display

Documents concerning the company may be inspected at 36 St Andrew Square, Edinburgh, EH2 2YB.

NatWest Group plc – Annual Report on Form 20-F	172

Shareholder information continued

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

Louisville KY 40202

Telephone: 1-888-269-2377 (US callers – toll free)

Telephone: +1 201 680 6825 (International)

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Corporate Governance

NatWest Group plc

PO Box 1000

Gogarburn Edinburgh EH12 1HQ

Telephone: +44 (0)370 702 0135

Investor Relations

250 Bishopsgate London EC2M 4AA

Telephone: +44 (0)207 672 1758

Facsimile: +44 (0)207 672 1801

Email: investor.relations@natwest.com

Registered office

36 St Andrew Square

Edinburgh EH2 2YB

Telephone: +44 (0)131 556 8555

Registered in Scotland No. SC45551

Website

natwestgroup.com

Principal offices

NatWest Group plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

NatWest Group plc – Annual Report on Form 20-F	173

Shareholder information continued

NatWest Markets Plc

250 Bishopsgate, London, EC2M 4AA, England

National Westminster Bank Plc

250 Bishopsgate, London, EC2M 4AA, England

Ulster Bank Limited

11-16 Donegall Square East,

Belfast, Co Antrim, BT1 5UB, Northern Ireland

Ulster Bank Ireland DAC

Ulster Bank Head Office, Block B

Central Park, Leopardstown

Dublin 18, D18 N153

NatWest Markets Group Holdings Corp.

251 Little Falls Drive

Wilmington, DE, 19808

Coutts & Company

440 Strand, London WC2R 0QS, England

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street

St Helier, JE4 8PJ

NatWest Group plc – Annual Report on Form 20-F	174

Exhibit Index

1.1

Memorandum and Articles of Association of NatWest Group plc (previously filed and incorporated by reference to Exhibit 1.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 (file No. 1-10306))

2.1

Form of Amended and Restated Deposit Agreement among NatWest Group plc, The Bank of New York and all owners and holders from time to time of American Depositary Shares issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F-6 filed on October 6, 2020, Registration No. 333-144756)

2.2

Form of Deposit Agreement among NatWest Group plc, The Bank of New York and all holders from time to time of American Depositary Receipts issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F-6 filed on August 26, 2005, Registration No. 333-127687)

2.3

Neither NatWest Group plc nor NatWest Markets plc is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. Each of NatWest Group plc and NatWest Markets plc hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission

2.4	Description of Securities Registered under Section 12 of the Exchange Act
4.1

Service agreement for Alison Rose-Slade, Group Chief Executive, dated 31 October 2019 (previously filed and incorporated by reference to Exhibit 4.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2019 (file No. 1-10306))

4.2

Service Agreement for Katie Murray, Chief Financial Officer, dated 1 February 2019 (previously filed and incorporated by reference to Exhibit 4.2 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.3

Letter of Appointment for Howard Davies, Non-Executive Director and Chairman, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.3 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.4

Letter of Appointment for Michael Rogers, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.4 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.5

Letter of Appointment for Frank Dangeard, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.5 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.6

Letter of Appointment for Mark Seligman, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.7

Letter of Appointment for Dr. Lena Wilson, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.7 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.8

Letter of Appointment for Patrick Flynn, Non-Executive Director, dated 26 April 2018 (previously filed and incorporated by reference to Exhibit 4.8 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.9

Letter of Appointment for Morten Friis, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.10

Letter of Appointment for Robert Gillespie, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.11

Letter of Appointment for Yasmin Jetha, Non-Executive Director, dated 30 March 2020 (previously filed and incorporated by reference to Exhibit 4.14 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 (file No. 1-10306))

4.12

Standard Terms of Appointment for Non-Executive Directors(previously filed and incorporated by reference to Exhibit 4.15 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 (file No. 1-10306))

4.13

Form of Deed of Indemnity for Directors (previously filed and incorporated by reference to Exhibit 4.16 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 (file No. 1-10306))

4.14

Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated 26 January 2016 (previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306))

4.15

Framework Agreement dated 28 September 2018 relating to the Royal Bank of Scotland Group Pension Fund (previously filed and incorporated by reference to Exhibit 4.16 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.16(1)

Acquisition and contingent capital agreement dated 26 November 2009 among NatWest Group plc and The Commissioners of Her Majesty’s Treasury (previously filed and incorporated by reference to Exhibit 4.19 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306))

4.17(1)

State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.25 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 1-10306))

4.18(1)

Framework and State Aid Deed dated 25 April 2018, among The Commissioners of Her Majesty’s Treasury, Banking Competition Remedies Limited and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.19 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.19(1)

Trust Deed dated 25 April 2018, between the Banking Competition Remedies Limited and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.20 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.20(1)

Deed of Indemnity dated 25 April 2018, between The Commissioners of Her Majesty’s Treasury and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.21 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.21

Relationship Agreement, dated 7 November 2014 among Her Majesty’s Treasury and NatWest Group plc (Previously filed and incorporated by reference to Exhibit 4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (File No. 1-10306))

4.22

Share Purchase Deed dated 7 February 2019 between NatWest Group plc and The Commissioners of Her Majesty’s Treasury (previously filed and incorporated by reference to Exhibit 4.23 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

8.1	Principal subsidiaries of NatWest Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)

NatWest Group plc – Annual Report on Form 20-F	175

15.1	Consent of independent registered public accounting firm (Ernst & Young LLP)
15.2	Annual Report and Form 20-F Information 2021

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101. LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)

Note:

(1)	Confidential treatment has been granted.

NatWest Group plc – Annual Report on Form 20-F	176

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NatWest Group plc

Registrant

/s/ Katie Murray

Katie Murray

Group Chief Financial Officer

3 March 2022

NatWest Group plc – Annual Report on Form 20-F	177