Form 20-F
period 2022-12-31
NatWest Group plc
filed 2023-02-24
CIK 844150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares, each representing 2 ordinary shares, nominal value £1.0769 per share	RBS	New York Stock Exchange
Ordinary shares, nominal value £1.0769 per share		New York Stock Exchange*
3.875% Senior Notes due 2023	RBS23B	New York Stock Exchange
6.000% Subordinated Tier 2 Notes due 2023	RBS23A	New York Stock Exchange
6.100% Subordinated Tier 2 Notes due 2023	RBS23	New York Stock Exchange
5.125% Subordinated Tier 2 Notes due 2024	RBS24	New York Stock Exchange
3.754% Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2029	RBS29A	New York Stock Exchange
3.032% Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2035	NWG35	New York Stock Exchange
4.519% Fixed Rate / Floating Rate Senior Notes due 2024	RBS23A	New York Stock Exchange
2.359% Callable Fixed-to-fixed Reset Rate Green Senior Notes due 2024	RBS24C	New York Stock Exchange
4.269% Fixed Rate / Floating Rate Senior Notes due 2025	RBS25	New York Stock Exchange
1.642% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2027	NWG27	New York Stock Exchange
5.516% Senior Callable Fixed-to-fixed Reset Rate Notes due 2028	NWG28A	New York Stock Exchange
7.472% Callable Fixed-to-fixed Reset Rate Senior Notes due 2026	NWG26A	New York Stock Exchange
3.073% Callable Fixed-to-fixed Reset Rate Senior Notes due 2028	RBS28	New York Stock Exchange
4.892% Fixed Rate / Floating Rate Senior Notes due 2029	RBS29	New York Stock Exchange
5.076% Fixed Rate / Floating Rate Senior Notes due 2030	RBS30	New York Stock Exchange
4.445% Fixed Rate / Floating Rate Senior Notes due 2030	RBS30A	New York Stock Exchange
Senior Floating Rate Notes due 2023	RBS23C	New York Stock Exchange
Senior Floating Rate Notes due 2024	RBS24B	New York Stock Exchange

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1.0769* each	9,786,023,923
11% cumulative preference shares	240,686
5½% cumulative preference shares	242,454

* nominal value of Ordinary shares without rounding is £1.076923076923077

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☒   Yes     ☐   No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes     ☒   No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I		Annual Report on Form 20-F	Exhibit 15.2: Annual Report and Form 20-F Information
1	Identity of Directors, Senior Management and Advisers	Not applicable	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable	Not applicable
3	Key Information A. [Reserved] B. Capitalization and indebtedness C. Reasons for the offer and use of proceeds D. Risk factors	Not applicable Not applicable 4-5, 127-148	Not applicable Not applicable 64-68
4	Information on the Company A. History and development of the Company B. Business overview C. Organizational structure D. Property, plant and equipment	9, 46-49, 155-166 1-18, 49, 115-125, 149-154 3, Exhibit 8.1 42, 86, 149	4-5, 6-9, 11, 22-23, 157-160 1-40, 54-63, 157-160 157 62-63
4A	Unresolved Staff Comments	Not applicable	Not applicable
5

Operating and Financial Review and Prospects

A. Operating results

B. Liquidity and capital resources

C. Research and development, patents, licences etc.

D. Trend information

E. Critical Accounting Estimates

		1-18 7, 18, 27, 30 - 31, 75 - 81, 87 - 88 Not applicable 4-18 Not applicable	1-40, 54-68, 250-261 11, 230-249 Not applicable 1-40, 54-63 Not applicable
6

Directors, Senior Management and Employees

A. Directors and senior management

B. Compensation

C. Board practices

D. Employees

E. Share ownership

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

		Not applicable 43-54, 103 Not applicable 43 44-45, 103-104, 149, 157 Not applicable	72-75, 157-161 124-153 72 - 75, 77 - 91, 92 - 123, 157 - 160 46-49 124-153 Not applicable
7	Major Shareholders and Related Party Transactions A. Major shareholders B. Related party transactions C. Interests of experts and counsel	149, 152-154 104, 152-154 Not applicable	157-160 Not applicable Not applicable
8	Financial Information A. Consolidated statements and other financial information B. Significant changes	19-105 3, 105	Not applicable Not applicable
9	The Offer and Listing A. Offer and listing details B. Plan of distribution C. Markets D. Selling shareholders E. Dilution F. Expenses of the issue	89-91, 157 Not applicable 157 Not applicable Not applicable Not applicable	156 Not applicable 156 Not applicable Not applicable Not applicable
10

Additional information

A. Share capital

B. Memorandum and articles of association

C. Material contracts

D. Exchange controls

E. Taxation

F. Dividends and paying agents

G. Statement of experts

H. Documents on display

I. Subsidiary information

J. Annual Report to Security Holders

		Not applicable 160-165 152-154 160 158-160 Not applicable Not applicable 164-165 Not applicable Not applicable	Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable
11	Quantitative & Qualitative Disclosure about Market Risk	77-84	168-261
12	Description of Securities other than Equity Securities A. Debt Securities B. Warrants and Rights C. Other Securities D. American Depositary Shares	Exhibit 2.4 Not applicable Not applicable 126	Not applicable Not applicable Not applicable Not applicable

SEC Form 20-F cross reference guide continued

Item	Item Caption	Pages
PART II		Annual Report on Form 20-F	Exhibit 15.2: Annual Report and Form 20-F Information
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	Not applicable
15	Controls and Procedures	24, Exhibits 12.1 and 12.2	64-67, 94-102, 154-156
16	[Reserved]
16A	Audit Committee financial expert	Not applicable	95
16B	Code of ethics	150	6-10, 36-39
16C	Principal Accountant Fees and services	55	101
16D	Exemptions from the Listing Standards	Not applicable	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	149-150	158-159
16F	Change in Registrant’s Certifying Accountant	Not applicable	Not applicable
16G	Corporate Governance	Not applicable	78-102, 157-161
16H	Mine Safety Disclosure	Not applicable	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	Not applicable	Not applicable

PART III
17	Financial Statements	Not applicable	Not applicable
18	Financial Statements	19-105	Not applicable
19	Exhibits	167-168	Not applicable

Forward looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group’s purpose-led strategy and other strategic priorities (including in relation to: phased withdrawal from ROI, cost-controlling measures, the NatWest Markets refocusing, the creation of the C&I franchise and the progression towards working as One Bank across NatWest Group to serve customers); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

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

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to high inflation, supply chain disruption and the Russian invasion of Ukraine); uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s purpose-led Strategy; future acquisitions and divestments; phased withdrawal from ROI and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group's future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group’s climate change strategy, including publication of an initial climate transition plan in 2023 and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to replacement risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group plc – Annual Report on Form 20-F	1

Forward looking statements continued

Climate and ESG disclosures

Climate and ESG disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and ESG measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and ESG related metrics. As a result, we expect that certain climate and ESG disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2022 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (‘Non-IFRS’) and/or alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. Non-IFRS measures and/or APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

Disclaimer

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group plc – Annual Report on Form 20-F	2

Presentation of information

In this Annual Report on Form 20-F, unless specified otherwise, ‘parent company’ refers to NatWest Group plc, and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC. The term ‘RBSI Limited’ refers to The Royal Bank of Scotland International Limited. ‘Go-forward group’ excludes Ulster Bank RoI and discontinued operations.

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

References to the Pillar 3 Report, Climate related Disclosures Report and ESG Disclosures Report

This document contains reference throughout to the NatWest Group Pillar 3 Report, Climate related Disclosures Report and ESG Disclosures Report. Reference to these reports are made for information only and will not be deemed to be incorporated by reference herein.

Phased withdrawal from the Republic of Ireland
Three legally binding agreements for the sale of the UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland: the transfer of performing commercial loans to Allied Irish Banks, p.l.c. (AIB), the sale of performing non-tracker mortgages, performing micro-SME loans, UBIDAC’s asset finance business and 25 of its branch locations to Permanent TSB p.l.c Group Holdings p.l.c (PTSB) and an agreement with AIB for the sale of performing tracker and linked mortgages. The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group on 31 December 2022. The Financial review presents the results of the NatWest Group’s continuing operations. For further details refer to Note 8 Discontinued operations and assets and liabilities of disposal groups in the Notes to the consolidated financial statements.

Reportable segments
Two changes to reportable segments have been made;

On 27 January 2022, NatWest Group announced that a new business segment, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single business segment, with common management and objectives, to best support our customers across the full non-personal customer lifecycle.

Further progress with respect to the phased withdrawal from the Republic of Ireland has resulted in Ulster Bank RoI continuing operations no longer meeting the IFRS definition of an operating segment. Therefore Ulster Bank RoI is no longer shown separately and performance on a Go-forward group basis (NatWest Group excluding Ulster Bank RoI) will not be reported going forward. Selected Go-forward group metrics are still included to align with 2022 targets and guidance previously provided and the financial measures in 2022 executive director performance assessment.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. For further information please refer to page 106.

NatWest Group plc – Annual Report on Form 20-F	3

Summary risk factors

Principal risks and uncertainties

Set out below is a summary of the principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 127 to 148 of this report on Form 20-F and should be read together with NatWest Group’s other public disclosures. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

-

NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine

-	Changes in interest rates have significantly affected, and will continue to affect, NatWest Group’s business and results.
-	Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.
-

Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may adversely affect NatWest Group and its operating environment.

-

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.

Strategic risk

-	NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
-	Future acquisitions or divestments by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.
-	NatWest Group’s phased withdrawal from the Republic of Ireland present various risks.
-	The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

Financial resilience risk

-	NatWest Group may not meet the targets it communicates or in a position to continue to make discretionary capital distributions (including dividends to shareholders).
-	NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
-	NatWest Group has significant exposure to counterparty and borrower risk.
-

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

-	NatWest Group may not be able to adequately access sources of liquidity and funding.
-

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

-	NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
-	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
-	NatWest Group’s financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
-	Changes in accounting standards may materially impact NatWest Group’s financial results.
-	The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
-

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group’s preparations to be inadequate.

-

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

NatWest Group plc – Annual Report on Form 20-F	4

Summary risk factors continued

Climate and sustainability risks

-	NatWest Group and its customers, suppliers and counterparties face significant climate and sustainability-related risks, which may adversely affect NatWest Group.
-

NatWest Group’s climate change related strategy, ambitions, targets and transition plan entail significant execution and reputational risk and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

-

There are significant limitations related to accessing reliable, verifiable and comparable climate and other sustainability-related data, including as a result of lack of standardisation, consistency and completeness which, alongside other factors, contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

-

A failure to implement effective climate change resilient governance, procedures, systems and controls in compliance with legal and regulatory expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group’s ability to manage those risks.

-	Increasing levels of climate, environmental, human rights and other sustainability-related laws, regulation and oversight which are constantly evolving may adversely affect NatWest Group.
-	NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.
-	A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.

Operational and IT resilience risk

-	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
-	NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
-	NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
-	NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
-	NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
-	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
-	NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

-	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
-

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

-	NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to replacement risk free rates.
-	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

NatWest Group plc – Annual Report on Form 20-F	5

Financial review

We are pleased to report an attributable profit in 2022 of £3,340 million, with earnings per share of 33.8 pence and a RoTE of 12.3%. This is net of a £1.0 billion attributable loss from our continued withdrawal from the Republic of Ireland.

Total income increased by 26.1% to £13,156 million compared with 2021. Excluding notable items, income was £2,877 million, or 28.3%, higher than 2021, driven by volume growth, increased transactional related fees, higher trading income and favourable yield curve movements. Go-forward income excluding notable items, was £13.1 billion, exceeding our income guidance for the year, and we achieved our cost reduction target of around 3%. A net impairment charge of 9 basis points was in line with guidance and, whilst default levels remain low, we continue to monitor the evolving economic outlook. Net interest margin of 1.81% was 36 basis points higher compared with 2021. Bank NIM of 2.85% was 55 basis points higher than 2021.

Operating expenses were £71 million lower than 2021. Other operating expenses, for the Go-forward group, were £201 million, or 2.9%, lower than 2021, in line with our cost reduction target of around 3%. The decrease in the year principally reflects property exits, continued focus on customer journeys and strategic efficiency initiatives.

A net impairment charge of £337 million principally reflects the latest macro-economics, including updated scenarios and their associated weighting. Underlying book performance remains strong, with credit conditions remaining benign and levels of default remaining low. Compared with 2021, our ECL provisions have reduced by £0.4 billion to £3.4 billion, and our ECL coverage ratio has decreased from 1.03% in 2021 to 0.91% in 2022.

The tax charge for the year includes a £267 million credit in the carrying value of the deferred tax asset in respect of tax losses, reflecting an improvement in the outlook when compared with the position at the end of 2021. In addition, the charge also includes a credit of £135 million in respect of an inflationary uplift in the value of UK Government Index Linked Gilt assets that is not subject to corporation tax.

Net lending increased by £7.3 billion, or 2.0%, in 2022 primarily reflecting £14.4 billion of mortgage lending growth in Retail Banking and £5.7 billion of growth in Commercial & Institutional, partially offset by a £14.6 billion reduction in Central items & other, which included a £6.4 billion decrease as we continued our exit from the Republic of Ireland. Retail Banking gross new mortgage lending for the year was £41.4 billion compared with £36.0 billion in 2021. Within Commercial & Institutional, growth was largely within Corporate & Institutions whilst UK Government Scheme lending reduced by £3.4 billion.

Customer deposits reduced by £29.5 billion in the year to £450.3 billion principally reflecting a £14.2 billion reduction in Commercial & Institutional, due to an overall market liquidity contraction in the second half of the year and reduction in Corporate and Institutions, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value, and a £12.2 billion reduction due to our withdrawal from the Republic of Ireland.

TNAV per share reduced by 8 pence in the year to 264 pence principally reflecting movements in cash flow hedging reserves of 34 pence per share, dividend payments and other reserve movements partially offset by the attributable profit.

Capital and Leverage

The CET1 ratio remains robust at 14.2%, or 14.0% excluding IFRS 9 transitional relief. The 170 basis point reduction compared with 1 January 2022 primarily reflected distributions and linked pension accruals of c.310 basis points.Compared with the 1 January 2022 position, RWAs reduced by £0.2 billion as lending growth and model changes were offset by a £5.7 billion reduction in the Republic of Ireland.

We reached agreement with our pension trustees to restructure the previous agreement to make dividend linked contributions and we will no longer pay £471 million in 2023. We have agreed to create a trust structure to hold those assets and that gives the pension fund rights to assets in the value of £471 million in the event a future funding requirement arises based on pre-agreed triggers. These assets will remain on the Group balance sheet in the meantime. We continue to hold the same deduction against capital.

NatWest Group plc – Annual Report on Form 20-F	6

Financial review continued

Funding and liquidity

LCR reduced to 145% during the year driven by a decrease in the liquidity portfolio, primarily reflecting lending growth and reduced customer deposits along with shareholder distributions, and a relatively lower reduction in net outflows.

	Year ended
	2022	2021(1)	Variance
Continuing operations
Total income	£13,156m	£10,429m	26.1%
Total income excluding notable items(2,4)	£13,061m	£10,184m	28.3%
Operating expenses	(£7,687m)	(£7,758m)	(0.9)%
Profit before impairment (losses)/releases	£5,469m	£2,671m	104.8%
Operating profit before tax	£5,132m	£3,844m	33.5%

Go-forward group(3,4)
Go-forward group total income excluding notable items(4)	£13,063m	£10,074m	29.7%
Go-forward group other operating expenses(3,4)	(£6,648m)	(£6,849m)	2.9%

Net interest margin	1.81%	1.45%	0.36%
Bank net interest margin(4,5)	2.85%	2.30%	55bps
Bank average interest earning assets(4,5)	£345bn	£327bn	5.5%
Cost:income ratio	58.4%	74.4%	(16.0)%
Cost:income ratio (excl. litigation and conduct)(4)	55.5%	69.9%	(14.4)%
Loan impairment rate(4)	9bps	(32bps)	41bps
Profit attributable to ordinary shareholders	£3,340m	£2,950m	13.2%
Total earnings per share attributable to ordinary shareholders – basic(6)	33.8p	27.3p	6.5p
Return on equity	8.7%	6.9%	1.8%
Return on tangible equity(4)	12.3%	9.4%	2.9%

Lending and deposits
Loans to customers – amortised cost	£366.3bn	£359.0bn	2.0%
Customer deposits	£450.3bn	£479.8bn	(6.1)%

Capital, funding and liquidity
Common Equity Tier 1 (CET1) ratio(7)	14.2%	18.2%	400bps
Risk-weighted assets (RWAs)(7)	£176.1bn	£157.0bn	£19.1bn
Liquidity coverage ratio (LCR)	145%	172%	27%
Total wholesale funding(4)	£74.4bn	£76.7bn	£2.3bn
Tangible net asset value (TNAV) per ordinary share(4,8)	264p	272p	(8p)

(1)Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations.

(2)Refer to page 10 for details of notable items within total income.

(3)Go-forward group excludes Ulster Bank RoI and discontinued operations.

(4)Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-financial measures and performance metrics.

(5)NatWest Group excluding liquid asset buffer.

(6)

At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares for earnings per share has been adjusted retrospectively.

(7)

Refer to the Capital, liquidity and funding risk section for details of basis of preparation. On 1 January 2022 the proforma CET1 ratio was 15.9% and RWAs were £176.3 billion following regulatory changes.

(8)

The number of ordinary shares in issue excludes own shares held. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted for the effect of the share consolidation referred to in footnote 6 above.

This section includes a discussion on our operating results for the year ended 31 December 2022, including a comparative discussion on our operating results for the year ended 31 December 2021. For a discussion on our operating results for the year ended 31 December 2021, including a comparative discussion on our operating results for the year ended 31 December 2020, refer to “Business Review” on pages 9 to 22 in our 2021 Annual Report on Form 20-F (File No. 001-10306) filed with the Securities and Exchange Commission on March 4, 2022.

Segmental performance

Reportable operating segments:

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional, and Central items & other.

Retail Banking serves personal customers in the UK and includes Ulster Bank customers in Northern Ireland.

Private Banking serves UK connected high-net-worth individuals and their business interests.

Commercial & Institutional brings together our Commercial Banking, NatWest Markets and RBS International businesses, to support our customers across the full non-personal customer lifecycle, both domestically and internationally. Our Markets offering helps our customers manage financial risks across different geographies, while our International offering provides full-service banking operations in the Channel Islands, Isle of Man, Gibraltar and Luxembourg.

NatWest Group plc – Annual Report on Form 20-F	7

Financial review continued

Central items & other includes corporate functions, such as NatWest Group Treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages NatWest Group capital resources and NatWest Group-wide regulatory projects and provides services to the reportable segments. Balances in relation to litigation issues and the international private banking business are included in Central items in the relevant periods. Ulster Bank RoI is no longer an operating segment and its continuing operations now form part of Central items & other.

Competition

Introduction

NatWest Group’s ability to attract and manage funding remains a critical competitive advantage. Other key competitive factors include cost management, growing digital sales focus, branch network re-shaping, and product simplification. Cost management remains a key focus, as banks seek to simplify their organisational and IT architectures while at the same time investing to ensure that they can meet customers’ evolving channel preferences. Customers have increasingly focused on the use of internet and mobile as sales and service channels for certain types of products. Therefore, competitive position and performance increasingly depends on the possession of user-friendly, diverse and efficient online solutions.

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

Commercial & Institutional

In 2022, NatWest Group announced the creation of Commercial & Institutional, which brought together the former Commercial Banking, NatWest Markets and RBSI International customer businesses.

In the business banking market, the bank competes with other UK banks, specialist finance providers and building societies. The Commercial Mid-market segment primarily competes with UK Banks and also includes an asset finance and invoice finance offering which competes with banks and specialist finance providers, both captive and non-captive. Competition for corporate, institutional and business customers in the UK is from UK banks, from specialised global and regional investment banks and from large foreign universal banks that offer combined investment and commercial banking capabilities as well as from new entrants and non-bank challengers.

Our Corporate and Institution business also competes with international banks which offer offshore and domestic banking services in the Channel Islands, Gibraltar and the Isle of Man as well as depositary services in UK and Luxembourg. In addition, the business provides financing and risk solutions to large corporates in the UK and Western Europe as well as global financial institutions and competes with large domestic banks, major international banks and a number of investment banks that offer risk management, trading solutions and debt financing to financial institutions and UK and European corporate customers.

Key competitive factors in this market include entrants with new technology-based business model, ability to develop digital innovation, expertise and markets insight of employees and delivering value-adding bespoke solutions for customers.

NatWest Group plc – Annual Report on Form 20-F	8

Financial review continued

Financial summary

	2022	2021(1)	Variance
Income - Continuing operations	£m	£m	£m	%
Interest receivable (2)	12,637	9,234	3,403	36.9
Interest payable (2)	(2,795)	(1,699)	(1,096)	64.5
Net interest income	9,842	7,535	2,307	30.6

Net fees and commissions	2,292	2,120	172	8.1
Income from trading activities	1,133	323	810	250.8
Other operating income	(111)	451	(562)	(124.6)
Non-interest income	3,314	2,894	420	14.5
Total income	13,156	10,429	2,727	26.1

Total income excluding notable items	13,061	10,184	2,877	28.3

Notable items within total income (3)
Private Banking
Consideration on the sale of the Adam & Company Investment
Management Ltd	—	54
Commercial & Institutional
Fair value and disposal losses and asset disposals/strategic risk reduction	(45)	(86)
Tax variable lease repricing	—	32
Own credit adjustments (OCA)	42	6
Central items & other
Loss on redemption of own debt	(161)	(138)
Effective interest rate adjustment as a result of redemption of own debt	(41)	—
Profit from insurance liabilities	92	—
Ulster Bank RoI gain arising from the restructuring of structural hedges	—	35
Ulster Bank RoI fair value mortgage adjustments	(51)	—
Liquidity asset bond sale (losses)/gains	(88)	120
Share of associate (losses)/profits for Business Growth Fund	(22)	219
Property strategy update	—	(44)
Interest and FX risk management derivatives not in accounting hedge relationships (4)	369	47
Total	95	245

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of Non-IFRS financial and performance measures.
(4)	Included in income from trading activities.

2022 compared with 2021

-

Total income increased by 26.1% to £13,156 million compared with 2021. Excluding notable items, income was £2,877 million, or 28.3%, higher than 2021 driven by volume growth, increased transactional related fees, higher trading income and favourable yield curve movements.

-	Net interest margin of 1.81% was 36 basis points higher compared with 2021. Bank NIM of 2.85% was 55 basis points higher than 2021 principally reflecting the impact of base rate increases.
-

Structural hedges, which averaged £223 billion notional in 2022, generated £2.1 billion of net interest income for the year, compared with £1.4 billion of net interest income on a balance of £190 billion in 2021.

	2022	2021 (1)	Variance
Operating expenses - Continuing operations	£m	£m	£m	%
Staff expenses	3,671	3,676	(5)	(0.1)
Premises and equipment	1,112	1,133	(21)	(1.9)
Other administrative expenses	1,686	1,560	126	8.1
Depreciation and amortisation	833	923	(90)	(9.8)
Other operating expenses	7,302	7,292	10	0.1
Litigation and conduct costs	385	466	(81)	(17.4)
Operating expenses	7,687	7,758	(71)	(0.9)

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

NatWest Group plc – Annual Report on Form 20-F	9

Financial review continued

Financial summary continued

2022 compared with 2021

-

Operating expenses were £71 million lower than in 2021. Operating expenses in the Go-forward group excluding litigation and conduct costs of £385 million (2021 - £466 million), were £6,648 million (2021 - £6,849 million). The decrease of £201 million, or 2.9%, was in line with our cost reduction target of around 3% and principally reflects property exits, continued focus on customer journeys and strategic efficiency initiatives. This has been supported by ongoing strategic investment in key areas, including Data, Technology and Financial Crime.

-

Litigation and conduct costs of £385 million represent the net impact of a number of remediation and litigation matters concluding, including customer due diligence costs paid during the year. Refer to Note 26 to the consolidated financial statements for additional information on other litigation and conduct matters.

	2022	2021 (1)	Variance
Impairments - Continuing operations	£m	£m	£m
Loans - amortised cost and FVOCI	377,153	369,827	7,326	2.0%
ECL provisions	3,434	3,806	(372)	(9.8)%

ECL provisions coverage ratio	0.91%	1.03%	(0.12)%	(11.7)%
Impairment losses/(releases)
ECL charge/(release) (2)	337	(1,173)	1,510	(128.7)%
Amounts written off	482	876	(394)	(45.0)%

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk – Banking activities in the Risk and capital management section for further details.

2022 compared with 2021

-

A net impairment charge of £337 million principally reflects the latest macro-economics, including updated scenarios and their associated weighting, with more weight being placed on the downside scenario. Underlying book performance remains strong, with credit conditions remaining benign, with levels of default remaining low. Compared with 2021, our ECL provisions have reduced by £0.4 billion to £3.4 billion, and our ECL coverage ratio has decreased from 1.03% to 0.91%. The element of our economic uncertainty post model adjustments (PMA) that relates to COVID-19 risks has been reduced, which, when combined with revisions to our scenario weightings, has allowed us to reduce the amount we hold as economic uncertainty PMA to £0.4 billion, or 10.3% of total impairment provisions.

	2022	2021 (1)
Tax - Continuing operations	£m	£m
Tax charge	(1,275)	(996)
UK corporation tax rate	19.0%	19.0%
Effective tax rate	24.8%	25.9%

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

2022 compared with 2021

-

A tax charge of £1,275 million for the year ended 31 December 2022 arises rather than the expected charge of £975 million based on the corporation tax rate of 19%. The higher tax charge reflects the UK banking surcharge, no tax relief for RoI tax losses, and other non-deductible items. These factors have been partially offset by tax credits in respect of the carrying value of loss DTAs and the RPI uplift on indexed linked gilts. Further details can be found in Note 7 to the consolidated financial statements.

NatWest Group plc – Annual Report on Form 20-F	10

Financial review continued

Summary consolidated balance sheet as at 31 December 2022

	2022	2021	Variance
	£m	£m	£m	%
Assets
Cash and balances at central banks	144,832	177,757	(32,925)	(19)
Trading assets	45,577	59,158	(13,581)	(23)
Derivatives	99,545	106,139	(6,594)	(6)
Settlement balances	2,572	2,141	431	20
Loans to banks - amortised cost	7,139	7,682	(543)	(7)
Loans to customers - amortised cost	366,340	358,990	7,350	2
Other financial assets	30,895	46,145	(15,250)	(33)
Other assets (including intangible assets)	16,292	14,965	1,327	9
Assets of disposal groups	6,861	9,015	(2,154)	(24)
Total assets	720,053	781,992	(61,939)	(8)

Liabilities
Bank deposits	20,441	26,279	(5,838)	(22)
Customer deposits	450,318	479,810	(29,492)	(6)
Settlement balances	2,012	2,068	(56)	(3)
Trading liabilities	52,808	64,598	(11,790)	(18)
Derivatives	94,047	100,835	(6,788)	(7)
Other financial liabilities	49,107	49,326	(219)	(0)
Subordinated liabilities	6,260	8,429	(2,169)	(26)
Notes in circulation	3,218	3,047	171	6
Other liabilities	5,346	5,797	(451)	(8)
Total liabilities	683,557	740,189	(56,632)	(8)

Total equity	36,496	41,803	(5,307)	(13)

Total liabilities and equity	720,053	781,992	(61,939)	(8)

Tangible net asset value per ordinary share (pence) (1)	264p	272p	(8)p	(3)

(1)Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares.

-

Total assets of £720.1 billion as at 31 December 2022 decreased by £61.9 billion, 8%, compared with 31 December 2021. This was primarily driven by decreases in cash and balances at central banks, other financial assets, trading assets and derivative assets partially offset by an increase in loans to customers.

-

Cash and balances at central banks decreased by £32.9 billion mainly due to net business segment funding outflows driven by an overall market liquidity contraction, £28.0 billion, movements in FX swaps £8.0 billion and higher levels of debt market activity £4.0 billion partly offset by liquidity management measures, £8.0 billion.

-

Other financial assets decreased by £15.3 billion mainly as a result of net Government and Supranational bond trading of £13.5 billion and lower mark-to-market valuations of £1.6 billion on account of higher interest rates.

-	Trading assets and trading liabilities reduced by £13.6 billion and £11.8 billion respectively, reflecting the lower trading activity in response to the volatility in key currency rates.
-

Derivative assets decreased by £6.6 billion, 6%, to £99.5bn and liabilities decreased by £6.8 billion, 7%, to £94.0 billion. These movements were driven by a decrease in interest rate trading books on account of lower mark-to-market valuations in main currencies partially offset by an increase in exchange rate assets trading book.

-

Total loans to customers increased by £7.4 billion to £366.3 billion, primarily reflecting £14.4 billion growth in Retail Banking mortgage business and a £5.7 billion increase in Commercial & Institutional partially offset by a £14.6 billion reduction in Central items & other, which included a £6.4 billion decrease as we continued our exit from the Republic of Ireland.

-

Customer deposits decreased by £29.5 billion principally reflecting a reduction of £14.2 billion in Commercial & Institutional, due to an overall market liquidity contraction in the second half of the year and a £12.2 billion reduction as a result of the withdrawal from the Republic of Ireland.

-	Bank deposits decreased by £5.8 billion mainly due to lower repo activity due to market conditions.
-	Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, decreased by £0.2 billion, to £49.1 billion.
-	Subordinated liabilities have decreased by £2.2 billion, 26%, to £6.3 billion due to redemptions partially offset by new issuances.
-	Other liabilities decreased by £0.5 billion, 8%, to £5.3 billion mainly due to a decrease in financial guarantees and accrued lease liabilities.
-	Owners’ equity decreased by £5.3 billion, 13%, to £36.5 billion, driven by share repurchase, ordinary and paid-in equity dividends paid, partially offset by the attributable profit for the year.

NatWest Group plc – Annual Report on Form 20-F	11

Financial review continued

Segmental summary income statements

Two changes to reportable segments have been made;

On 27 January 2022, NatWest Group announced that a new business segment, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single business segment, with common management and objectives, to best support our customers across the full non-personal customer lifecycle.

Following good progress with respect to the phased withdrawal from the Republic of Ireland, announced in February 2021, Ulster Bank RoI continuing operations are now included in Central items & other.

Comparatives have been re-presented. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

Continuing operations
				Central	Total
	Retail	Private	Commercial &	items	NatWest
	Banking	Banking	Institutional	& other	Group
2022	£m	£m	£m	£m	£m
Net interest income	5,224	777	4,171	(330)	9,842
Non-interest income	422	279	2,242	371	3,314
Total income	5,646	1,056	6,413	41	13,156
Direct expenses	(700)	(219)	(1,497)	(4,886)	(7,302)
Indirect expenses	(1,784)	(391)	(2,066)	4,241	—
Other operating expense	(2,484)	(610)	(3,563)	(645)	(7,302)
Litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Operating expenses	(2,593)	(622)	(3,744)	(728)	(7,687)
Operating profit/(loss) before impairment losses/releases	3,053	434	2,669	(687)	5,469
Impairment (losses)/ releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132
Total income excluding notable items(1)	5,646	1,056	6,416	(57)	13,061
Return on tangible equity (1)	na	na	na	na	12.3%
Return on equity (1)	na	na	na	na	8.7%
Segmental return on equity (2)	28.6%	24.5%	12.2%	nm	na
Cost:income ratio	45.9%	58.9%	58.4%	nm	58.4%
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	57.8%	55.6%	nm	55.5%
Customer deposits (£bn)	188.4	41.2	203.3	17.4	450.3
Average interest earning assets (£bn)	190.8	19.1	126.1	nm	345.2
Net interest margin (1)	2.74%	4.07%	3.31%	nm	2.85%
Third party asset rate (1,3)	2.64%	3.01%	3.53%	nm	nm
Third party customer funding rate (1,3)	(0.20)%	(0.27)%	(0.21)%	nm	nm

For the notes to this table, refer to the following page. nm = not meaningful, na = not applicable.

Continuing operations				Central	Total
	Retail	Private	Commercial &	items	NatWest
	Banking	Banking	Institutional	& other	Group
2021 (4)	£m	£m	£m	£m	£m
Net interest income	4,074	480	2,974	7	7,535
Non-interest income	371	336	1,864	323	2,894
Total income	4,445	816	4,838	330	10,429
Direct expenses	(805)	(200)	(1,773)	(4,514)	(7,292)
Indirect expenses	(1,632)	(323)	(1,873)	3,828	—
Other operating expense	(2,437)	(523)	(3,646)	(686)	(7,292)
Litigation and conduct costs	(76)	3	(111)	(282)	(466)
Operating expenses	(2,513)	(520)	(3,757)	(968)	(7,758)
Operating profit/(loss) before impairment releases/losses	1,932	296	1,081	(638)	2,671
Impairment releases/(losses)	36	54	1,160	(77)	1,173
Operating profit/(loss)	1,968	350	2,241	(715)	3,844
Total income excluding notable items (1)	4,445	762	4,886	91	10,184
Return on tangible equity (1)	na	na	na	na	9.4%
Return on equity (1)	na	na	na	na	6.9%
Segmental return on equity (2)	26.1%	17.0%	10.9%	nm	na
Cost:income ratio	56.5%	63.7%	77.7%	nm	74.4%
Cost:income ratio (excl. litigation and conduct) (1)	54.8%	64.1%	75.4%	nm	69.9%
Customer deposits (£bn)	188.9	39.3	217.5	34.1	479.8
Average interest earning assets (£bn)	179.1	18.3	121.0	nm	327.3
Net interest margin (1)	2.27%	2.63%	2.46%	nm	2.30%
Third party customer asset rate (1,3)	2.66%	2.36%	2.71%	nm	nm
Third party customer funding rate (1,3)	(0.06)%	—	(0.02)%	nm	nm

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures section for details of the basis of preparation.

NatWest Group plc – Annual Report on Form 20-F	12

Financial review continued

Segmental summary income statements continued

(2)

NatWest Group’s CET1 target is approximately 13-14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit or loss adjusted for preference share dividends and tax, is divided by average notional equity allocated at different rates of 13% (Retail Banking), 11% (Private Banking), and 14% (Commercial & Institutional), of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions. NatWest Group return on equity is calculated using profit attributable to ordinary shareholders. Refer to the Non-IFRS financial measures section for details of the basis of preparation.

(3)

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded from the customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets, and excludes liquid asset buffer.

(4)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

NatWest Group plc – Annual Report on Form 20-F	13

Financial review continued

Segment performance

Retail Banking

	2022	2021	Variance
Income statement	£m	£m	£m	%
Net interest income	5,224	4,074	1,150	28.2%
Non-interest income	422	371	51	13.7%
Total income	5,646	4,445	1,201	27.0%
Other operating expenses	(2,484)	(2,437)	(47)	1.9%
Litigation and conduct costs	(109)	(76)	(33)	43.4%
Operating expenses	(2,593)	(2,513)	(80)	3.2%
Impairment (losses)/releases	(229)	36	(265)	(736.1)%
Operating profit	2,824	1,968	856	43.5%

Performance ratios(1)
Return on equity	28.6%	26.1%	2.5%
Net interest margin	2.74%	2.27%	0.47%
Cost:income ratio	45.9%	56.5%	(10.6)%
Cost: income ratio (excl. litigation and conduct)	44.0%	54.8%	(10.8)%
Loan impairment rate	11bps	(2bps)	13bps

(1)	Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

	2022	2021	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- personal advances	7.6	7.1	0.5	7.0%
- mortgages	187.2	172.8	14.4	8.3%
- cards	4.4	3.8	0.6	15.8%
Total loans to customers (amortised cost)	199.2	183.7	15.5	8.4%
Loan impairment provisions	(1.6)	(1.5)	(0.1)	6.7%
Net loans to customers (amortised cost)	197.6	182.2	15.4	8.5%

Total assets	226.4	210.0	16.4	7.8%
Customer deposits	188.4	188.9	(0.5)	(0.3)%
Risk-weighted assets	54.7	36.7	18.0	49.0%

2022 compared with 2021

-	In 2022, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 28.6% and an operating profit of £2,824 million.
-	Retail Banking provided £4.0 billion of climate and sustainable funding and financing in 2022.
-

Total income was £1,201 million, or 27.0%, higher than 2021 reflecting strong loan growth and higher transactional-related fee income, higher deposit income, supported by interest rate rises, partially offset by lower mortgage margins.

-	Net interest margin was 47 basis points higher than 2021 reflecting higher deposit returns, partly offset by mortgage margin pressure.
-

Operating expense of £2,593 million were £80 million, or 3.2%, higher compared with 2021. Other operating expenses were £47 million, or 1.9%, higher than 2021 primarily driven by higher fraud losses, increased investment in financial crime prevention, increased data related costs and the impact of pay awards to support colleague cost of living challenges. This was partly offset by a 4.1% headcount reduction as a result of the continued digitalisation, automation and improvement of end-to-end customer journeys.

-

Impairment losses of £229 million in 2022 primarily reflect continued low level of stage 3 defaults as well as updated economic outlook scenarios partly offset by provision releases in stage 2. Provision coverage of 0.81% remains strong.

-

Net loans to customers increased by £15.4 billion, or 8.5%, in 2022 mainly reflecting continued mortgage growth of £14.4 billion, with gross new mortgage lending of £41.4 billion representing flow share of around 13%. Cards balances increased by £0.6 billion and personal advances increased by £0.5 billion in 2022 reflecting continued strong customer demand.

-

Customer deposits decreased by £0.5 billion, or 0.3%, in 2022 driven by higher outflows in H2 2022 as customers started to spend following relaxation of Covid-related restrictions and competition for deposit balances increased. Personal savings balances decreased by £0.9 billion partly offset by personal current accounts balance growth of £0.4 billion in 2022.

-

RWAs increased by £2.6 billion, or 5.0% versus 1 January 2022 reflecting lending growth and a further increase of 1st January 2022 mortgage regulatory changes of £1.0 billion, partly offset by quality improvements. No material impact of procyclicality evident.

NatWest Group plc – Annual Report on Form 20-F	14

Financial review continued

Segment performance continued

Private Banking

	2022	2021	Variance
Income statement	£m	£m	£m	%
Net interest income	777	480	297	61.9%
Non-interest income	279	336	(57)	(17.0)%
Total income	1,056	816	240	29.4%
Other operating expenses	(610)	(523)	(87)	16.6%
Litigation and conduct costs	(12)	3	(15)	(500.0)%
Operating expenses	(622)	(520)	(102)	19.6%
Impairment releases	2	54	(52)	(96.3)%
Operating profit	436	350	86	24.6%

Performance ratios (1)
Return on equity	24.5%	17.0%	7.5%
Net interest margin	4.07%	2.63%	1.4%
Cost:income ratio	58.9%	63.7%	(4.8)%
Cost:income ratio (excl. litigation and conduct)	57.8%	64.1%	(6.3)%
Loan impairment rate	(1bp)	(29bps)	28bps
Net new money (£bn)	2.0	3.0	(1.0)

(1)	Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

	2022	2021	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- personal	2.2	2.3	(0.1)	(4.3)%
- mortgages	12.7	11.8	0.9	7.6%
- other	4.4	4.4	—	—
Total loans to customers (amortised cost)	19.3	18.5	0.8	4.3%
Loan impairment provisions	(0.1)	(0.1)	—	—
Net loans to customers (amortised cost)	19.2	18.4	0.8	4.3%

Total assets	29.9	29.9	—	—
Assets under management (AUMs) (1)	28.3	30.2	(1.9)	(6.3)%
Assets under administration (AUAs) (1)	5.1	5.4	(0.3)	(5.6)%
Assets under management and administration (AUMA) (1)	33.4	35.6	(2.2)	(6.2)%
Customer deposits	41.2	39.3	1.9	4.8%
Loan:deposit ratio (excl. repos and reverse repos) (1)	47%	47%	—	—
Risk-weighted assets	11.2	11.3	(0.1)	(0.9)%

(1)Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

2022 compared with 2021

-

During 2022, Private Banking provided a strong operating performance with continued balance growth, delivering a return on equity of 24.5%, 7.5 percentage points higher than 2021, and operating profit of £436 million.

-

Private Banking provided £0.2 billion of climate and sustainable funding and financing in 2022. At the end of 2022, £6.5 billion of AUM are invested in funds that are on net zero trajectory and are decarbonising at an average rate of 7% per annum.

-

Total income of £1,056 million was £240 million, or 29.4%, higher than 2021 driven by higher deposit and lending balances and improved deposit returns supported by interest rate rises. This represents a particularly strong performance given that Q4 2021 reflected the £54 million consideration from the sale of Adam & Company Investment Management Ltd.

-	Net interest margin was 144 basis points higher than 2021 reflecting higher deposit returns and lending growth. Mortgage book margin was 163 basis points in the year.
-

Operating expenses of £622 million were £102 million, or 19.6%, higher compared with 2021. Other operating expenses were £87 million, or 16.6%, higher than 2021 due to continued investment in people and technology to enhance AUMA growth propositions and increased investment in financial crime prevention.

-

Impairment releases of £2 million in 2022 primarily reflect continued low level of stage 3 defaults and release of post model adjustments, partly offset by a revision of the economic outlook scenario assumptions.

-

AUM net new money was £2.0 billion during 2022, which represented 5.6% of opening AUMA balances on an annualised basis, demonstrating a strong performance given volatile investment market conditions. Digital net new money was £0.3 billion, which represented 20.6% of opening Digital AUMA balances. AUMAs decreased by £2.2 billion, or 6.2%, in 2022 primarily reflecting adverse investment market movements of £4.0 billion.

-	Customer deposits increased by £1.9 billion, or 4.8%, largely driven by strong savings growth, particularly during H1 2022.
-	Net loans to customers increased by £0.8 billion, or 4.3%, in 2022 due to above market mortgage growth of 8%, whilst RWAs decreased by £0.1 billion, or 0.9% driven by capital optimisation initiatives.

NatWest Group plc – Annual Report on Form 20-F	15

Financial review continued

Segment performance continued

Commercial & Institutional

	2022	2021	Variance
Income statement	£m	£m	£m	%
Net interest income	4,171	2,974	1,197	40.2%
Non-interest income	2,242	1,864	378	20.3%
Total income	6,413	4,838	1,575	32.6%
Other operating expenses	(3,563)	(3,646)	83	(2.3)%
Litigation and conduct costs	(181)	(111)	(70)	63.1%
Operating expenses	(3,744)	(3,757)	13	(0.3)%
Impairment (losses)/releases	(122)	1,160	(1,282)	(110.5)%
Operating profit	2,547	2,241	306	13.7%

Performance ratios (1)
Return on equity	12.2%	10.9%	1.3%
Net interest margin	3.31%	2.46%	0.9%
Cost:income ratio	58.4%	77.7%	(19.3)%
Cost:income ratio (excl. litigation and conduct)	55.6%	75.4%	(19.8)%
Loan impairment rate	9bps	(92bps)	101bps

(1)	Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

	2022	2021	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- Business Banking	6.1	8.0	(1.9)	(23.8)%
- Commercial Mid-market	71.7	72.5	(0.8)	(1.1)%
- Corporate & Institutions	53.7	45.4	8.3	18.3%
Total loans to customers (amortised cost)	131.5	125.9	5.6	4.4%
Loan impairment provisions	(1.6)	(1.7)	0.1	(5.9)%
Net loans to customers (amortised cost)	129.9	124.2	5.7	4.6%

Total assets	404.8	425.9	(21.1)	(5.0)%
Funded assets	306.3	321.3	(15.0)	(4.7)%
Customer deposits	203.3	217.5	(14.2)	(6.5)%
Loan:deposit ratio (excl. repos and reverse repos) (1)	64%	57%	7.0%	—
Risk-weighted assets	103.2	98.1	5.1	5.2%

2022 compared with 2021

-	During 2022, Commercial & Institutional delivered a strong performance with a return on equity of 12.2% and an operating profit of £2,547 million.
-	Commercial & Institutional provided £20.3 billion of climate and sustainable funding and financing in 2022.
-

Total income was £1,575 million, or 32.6%, higher than 2021 reflecting higher deposit returns from an improved interest rate environment, net loan growth, improved card payment fees and higher markets income. Markets income(1) of £698 million, was £231 million, or 49.5%, higher than 2021 reflecting stronger performance across the product suite.

-	Net interest margin was 85 basis points higher than 2021 reflecting higher deposits returns.
-

Operating expenses of £3,744 were £13 million, or 0.3%, lower compared with 2021. Other operating expenses were £83 million, or 2.3%, lower than 2021 reflecting cost efficiencies whilst continuing to invest in the business. A 4.2% headcount increase was a result of continuing to build capability including the take payment proposition.

-	A net impairment charge of £122 million in 2022 was predominantly driven by the downward revision of economic outlook assumptions in the scenarios compared to a £1,160 million credit in 2021.
-

Net loans to customers increased by £5.7 billion, or 4.6%, in 2022 due to increased term loans and funds activity within Corporate and Institutions, growth in invoice and asset finance balances within the Commercial Mid-market business partly offset by UK Government scheme balance reductions of £3.4 billion across Commercial Mid-market and Business Banking.

-

Customer deposits decreased by £14.2 billion, or 6.5% in 2022 due to overall market liquidity contraction in the second half of the year following heightened levels built up during Covid in 2020 and 2021 and reductions in Corporate and Institutions, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value.

-

RWAs increased by £5.1 billion, or 5.2%, in 2022 primarily reflecting 1st January 2022 regulatory changes and lending growth partly offset by a reduction in counterparty credit risk, operational risk and management actions.

(1)	Markets income excludes asset disposals/strategic risk reduction, own credit risk adjustments and central items.

NatWest Group plc – Annual Report on Form 20-F	16

Financial review continued

Segment performance continued

Central items & other

Following good progress with respect to the phased withdrawal from the Republic of Ireland, announced in February 2021, Ulster Bank RoI continuing operations are now included in Central items & other.

	2022	2021	Variance
Continuing operations	£m	£m	£m	%
Total income	41	330	(289)	(87.6)%
Operating expenses	(728)	(968)	240	(24.8)%
of which: other operating expenses	(645)	(686)	41	(6.0)%
of which: Ulster Bank RoI(1)	(678)	(482)	(196)	40.7%
Impairment releases/(losses)	12	(77)	89	(115.6)%
Operating loss	(675)	(715)	40	(5.6)%
of which: Ulster Bank RoI	(723)	(414)	(309)	74.6%

	2022	2021	Variance
	£bn	£bn	£bn	%
Net loans to customers (amortised cost) (2)	19.6	34.2	(14.6)	(42.7)%
Customer deposits	17.4	34.1	(16.7)	(49.0)%
RWAs	7.0	10.9	(3.9)	(35.8)%

(1)	Includes withdrawal-related direct program costs of £195 million for the year ended 31 December 2022 (£17 million – 31 December 2021) and £151 million for the quarter ended 31 December 2022 (£21 million – 30 September 2022 and £17 million - 31 December 2021).
(2)	Excludes £0.5 billion of loans to customers held at fair value through profit or loss (£0.6 billion – 30 September 2022 and nil – 31 December 2021).

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment. Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

2022 compared with 2021

-

Total income for 2022 included £369 million of gains from risk management derivatives not in hedge accounting relationships, partially offset by £202 million of losses on redemption of own debt and £88 million of bond disposal losses.

-

2021 included litigation and conduct charges of £282 million and losses on redemption of own debt of £138 million related to the repurchase of legacy instruments, partially offset by a £219 million share of gains under equity accounting for Business Growth Fund.

-

2022 operating expenses included £678 million in Ulster Bank RoI, of which £195 million were withdrawal related costs. In 2021 operating expenses in Ulster Bank RoI totalled £482 million, of which £17 million were withdrawal related costs.

NatWest Group plc – Annual Report on Form 20-F	17

Financial review continued

Summary financial statements

NatWest Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last three years is presented below.

	2022	2021 (1)	2020 (1)
Summary consolidated income statement	£m	£m	£m
Net interest income	9,842	7,535	7,389
Non-interest income	3,314	2,894	3,014
Total income	13,156	10,429	10,403
Operating expenses	(7,687)	(7,758)	(7,858)
Profit before impairment losses/releases	5,469	2,671	2,545
Impairment (losses)/releases	(337)	1,173	(3,098)
Operating profit/(loss) before tax	5,132	3,844	(553)
Tax charge	(1,275)	(996)	(74)
Profit/(loss) from continuing operations	3,857	2,848	(627)
(Loss)/profit from discontinued operations, net of tax	(262)	464	193
Profit/(loss) for the year	3,595	3,312	(434)

Attributable to:
Ordinary shareholders	3,340	2,950	(753)
Preference shareholders	—	19	26
Paid-in equity holders	249	299	355
Non-controlling interests	6	44	(62)
	3,595	3,312	(434)

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

	2022	2021	2020
Summary consolidated balance sheet	£m	£m	£m
Cash and balances at central banks	144,832	177,757	124,489
Trading assets	45,577	59,158	68,990
Derivatives	99,545	106,139	166,523
Settlement balances	2,572	2,141	2,297
Loans to banks and customers - amortised cost	373,479	366,672	367,499
Other financial assets	30,895	46,145	55,148
Other and intangible assets	16,292	14,965	14,545
Assets of disposal groups	6,861	9,015	—
Total assets	720,053	781,992	799,491

Deposits	470,759	506,089	452,345
Trading liabilities	52,808	64,598	72,256
Settlement balances, derivatives, other financial liabilities and subordinated liabilities	151,426	160,658	222,023
Other liabilities	5,346	5,797	6,388
Owners' equity	36,488	41,796	43,860
Notes in circulation	3,218	3,047	2,655
Non-controlling interests	8	7	(36)
Total liabilities and equity	720,053	781,992	799,491

NatWest Group plc – Annual Report on Form 20-F	18

Financial statements

NatWest Group plc – Annual Report on Form 20-F	19

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of NatWest Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NatWest Group plc (the “Group”) as of 31 December 2022 and 2021, the related consolidated income statement, statements of comprehensive income and changes in equity and cash flow statement for each of the three years in the period ended 31 December 2022, the related Accounting policies and Notes 1 to 33, and the information identified as audited in the Annual remuneration report in the Directors’ remuneration report and in the Risk and capital management section (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 24 February 2023 expressed an unqualified opinion thereon.

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

NatWest Group plc – Annual Report on Form 20-F	20

Report of independent registered public accounting firm continued

Estimate of expected credit loss provisions
Description of the Matter

At 31 December 2022, the Group reported total gross loans of £377.1 billion and associated £3.4 billion of expected credit losses (‘ECL’). As explained more fully in the Accounting policies, the credit risk section of the Risk and capital management section and Note 15 to the consolidated financial statements, ECL is recognised for financial instruments classified as amortised cost or fair value through other comprehensive income. Performing assets are measured at either (i) 12-month ECL (stage 1) or (ii) for those assets that are considered to have a significant increase in credit risk (‘SICR’), lifetime ECL (stage 2). Defaulted assets (stage 3) are also measured at lifetime ECL.

Auditing the ECL estimate was complex due to the judgmental methods used to estimate the ECL, including: accounting interpretations, modelling techniques and the selection and use of the data used to build and run modelled estimates of Probability of Default (‘PD’), Loss Given Default (‘LGD’) and Exposure at Default (‘EAD’); how to allocate assets between the stages; multiple probability weighted economic scenarios incorporated in the models; post-model adjustments applied; and the recovery and timing assumptions for individually provided stage 3 ECLs. The ongoing impact of the current uncertain geopolitical and economic outlook led to increased judgments applied in these areas.

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

To test the ECL provision, amongst other procedures, we performed an overall assessment of the ECL provision levels by stage to assess if they were reasonable by considering the overall credit quality of the Group’s portfolios, risk profile, and the current geopolitical and macroeconomic environment, by considering industries to which the Group is exposed as well as performing peer benchmarking, where available, to assess overall staging and provision coverage levels.

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

We involved modelling specialists to assist us to test a sample of ECL models, including new models implemented during the year. We involved the modelling specialists to assist in testing the assumptions, inputs and formulae used. This included a combination of assessing the model design and formulae, alternative modelling techniques, recalculating the PD, LGD and EAD, and model implementation. We also considered the results of the Group’s internal model validation results.

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

We tested a sample of post-model adjustments including those applied in response to the current geopolitical and economic outlook. This included challenging the identification of retail customers vulnerable to price and rate increases and the identification of commercial sub-sectors more susceptible to inflation and supply chain issues. With our modelling specialists, we assessed the risk of bias and the completeness of these adjustments by considering the data, judgments, methodology, sensitivities, and governance of these adjustments.

We recalculated and performed procedures to assess the recovery and timing scenarios, assumptions and cash flows for a sample of individually provided stage 3 ECLs ,including the alternative scenarios and the probability weights assigned, involving valuation specialists where appropriate

NatWest Group plc – Annual Report on Form 20-F	21

Report of independent registered public accounting firm continued

Impairment of goodwill
Description of the Matter

At 31 December 2022, the Group had reported goodwill of £5.5 billion as explained in Note 17 to the consolidated financial statements. The recognition and carrying value of goodwill is based on value-in-use (VIU) models, which involve estimates of future profitability, which require significant management judgement and include the risk of management bias due to the forward-looking nature and inherent uncertainties associated with the key assumptions.

How We Addressed the Matter in Our Audit

We evaluated the design and tested the operating effectiveness of controls over the preparation and review of the forecasts, and the significant assumptions (such as the discount rate and long-term growth rate), inputs, calculations, methodologies and judgements used in the VIU models. This included testing controls over the selection of macroeconomic assumptions.

To test the valuation of goodwill, amongst other procedures, we involved our economic specialists to evaluate the macroeconomic assumptions that were used in the Group’s forecasts.

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

Provisions for customer redress, litigation and other regulatory matters
Description of the Matter

At 31 December 2022, the Group has reported £1.1 billion of provisions for liabilities and charges, including £0.7 billion for customer redress, litigation and other regulatory matters as detailed in Notes 21 and 26 to the consolidated financial statements. Regulatory scrutiny and the continued litigious environment give rise to a high level of management judgement in determining appropriate provisions and disclosures for specific customer redress, litigation and other regulatory matters. Management judgement is needed to determine whether a present obligation exists, a provision should be recorded and how to measure any required provision in accordance with the accounting criteria set out under IAS 37.

Auditing the adequacy of these provisions was complex due to management’s judgement in the selection and use of assumptions, which included expected claim rates, legal costs, and the timing of settlement, to determine if a present obligation exists, an outflow is probable and can be estimated, and adequately disclosed.

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

Where appropriate, we involved our conduct risk and forensics specialists to assist us in evaluating the assumptions, including expected claim rates, legal costs, and the timing of settlement, to determine the resulting provisions for specific customer redress, litigation and other regulatory matters.

We evaluated the disclosures provided on customer redress, litigation and other regulatory matters to assess whether they complied with accounting standards.

NatWest Group plc – Annual Report on Form 20-F	22

Report of independent registered public accounting firm continued

Valuation of financial instruments with higher risk characteristics including related income from trading activities
Description of the Matter

As reported in Note 11 to the financial statements, as at 31 December 2022, the Group held financial instruments with higher risk characteristics. This included (but is not limited to) reported level 3 assets of £2.3 billion and level 3 liabilities of £1.0 billion whose value is dependent on unobservable inputs.

The valuation of those financial instruments with higher risk characteristics involved both significant judgement and the risk of inappropriate revenue recognition through incorrect pricing as outlined below.

Auditing management’s judgements and assumptions used in the estimation of the fair value of these instruments was complex due to the judgemental nature of valuation techniques, modelling assumptions, significant illiquid inputs and certain valuation adjustments. Complex models were used to value exotic features in certain interest rate swaps and options and foreign exchange options. Judgmental unobservable inputs included discount rates associated with derivatives with complex collateral arrangements and illiquid loans. Judgmental fair value adjustments included Funding Valuation Adjustments (FVA), Credit Valuation Adjustments (CVA), and material product and deal specific adjustments on long-dated derivative portfolios.

How We Addressed the Matter in Our Audit

We evaluated the design and tested the operating effectiveness of controls relating to financial instrument valuation and related income statement measurement, which included controls over the bank’s independent price verification process, valuation models governance, collateral management and income statement analysis.

Amongst other procedures, we involved our financial instrument valuation and modelling specialists to assist us in testing complex model-dependent valuations by performing independent revaluation to assess the appropriateness of models and the adequacy of both assumptions and inputs. We also independently re-priced a sample of instruments that had been valued using illiquid pricing inputs, using alternative pricing sources, where available, to evaluate management’s valuation. In addition, we compared fair value adjustment methodologies against current market practice.

With the assistance of our specialists we revalued a sample of counterparty level FVAs and CVAs, comparing funding spreads to third party data and independently assessed illiquid CVA inputs. We also tested material product and deal specific adjustments on long-dated derivative portfolios and assessed other information, including trading activity, asset disposals and collateral discrepancies, to evaluate modelling assumptions and inputs.

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016.

London, United Kingdom

24 February 2023

NatWest Group plc – Annual Report on Form 20-F	23

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NatWest Group plc

Opinion on Internal Control over Financial Reporting

We have audited NatWest Group plc’s (the “Group”) internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2022 and 2021, the related consolidated income statement, statements of comprehensive income and changes in equity and cash flow statement for each of the three years in the period ended 31 December 2022, the related Accounting policies and Notes 1 to 33, and the information identified as audited in the Annual remuneration report in the Directors’ remuneration report and in the Risk and capital management section and our report dated 24 February 2023 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016.

London, United Kingdom

24 February 2023

NatWest Group plc – Annual Report on Form 20-F	24

Consolidated income statement for the year ended 31 December 2022

		2022	2021 (1)	2020 (1)
	Note	£m	£m	£m
Interest receivable		12,637	9,234	9,711
Interest payable		(2,795)	(1,699)	(2,322)
Net interest income	1	9,842	7,535	7,389
Fees and commissions receivable		2,915	2,694	2,704
Fees and commissions payable		(623)	(574)	(722)
Trading income		1,133	323	1,125
Other operating income		(111)	451	(93)
Non-interest income	2	3,314	2,894	3,014
Total income		13,156	10,429	10,403
Staff costs		(3,716)	(3,676)	(3,878)
Premises and equipment		(1,112)	(1,133)	(1,222)
Other administrative expenses		(2,026)	(2,026)	(1,845)
Depreciation and amortisation		(833)	(923)	(913)
Operating expenses	3	(7,687)	(7,758)	(7,858)
Profit before impairment losses/releases		5,469	2,671	2,545
Impairment (losses)/releases	15	(337)	1,173	(3,098)
Operating profit/(loss) before tax		5,132	3,844	(553)
Tax charge	7	(1,275)	(996)	(74)
Profit/(loss) from continuing operations		3,857	2,848	(627)
(Loss)/profit from discontinued operations, net of tax (3)	8	(262)	464	193
Profit/(loss) for the year		3,595	3,312	(434)

Attributable to:
Ordinary shareholders		3,340	2,950	(753)
Preference shareholders		—	19	26
Paid-in equity holders		249	299	355
Non-controlling interests		6	44	(62)
		3,595	3,312	(434)

Earnings per ordinary share - continuing operations	9	36.5p	23.0p	(8.4p)
Earnings per ordinary share - discontinued operations	9	(2.7p)	4.3p	1.7p
Total earnings per share attributable to ordinary shareholders - basic	9	33.8p	27.3p	(6.7p)
Earnings per ordinary share - fully diluted continuing operations	9	36.2p	22.9p	(8.4p)
Earnings per ordinary share - fully diluted discontinued operations	9	(2.6p)	4.3p	1.7p
Total earnings per share attributable to ordinary shareholders - fully diluted	9	33.6p	27.2p	(6.7p)

(1)	Comparative results have been re-presented from those previously published to reclassify certain items as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.
(3)	The results of discontinued operations, comprising the post-tax profit, is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 8 to the consolidated financial statements.

The accompanying notes on pages 41 to 105, the Accounting policies on pages 32 to 40 and the audited sections of the Financial review on pages 6 to 18 and Risk and capital management sections on pages 162 to 269 of Exhibit 15.2 form an integral part of these financial statements.

NatWest Group plc – Annual Report on Form 20-F	25

Consolidated statement of comprehensive income for the year ended 31 December 2022

	2022	2021	2020
	£m	£m	£m
Profit/(loss) for the year	3,595	3,312	(434)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(840)	(669)	4
Changes in fair value of credit in financial liabilities designated at FVTPL	50	(29)	(52)
FVOCI financial assets	59	13	(64)
Tax	187	164	42
	(544)	(521)	(70)

Items that do qualify for reclassification
FVOCI financial assets	(457)	(100)	44
Cash flow hedges (2)	(3,277)	(848)	271
Currency translation	241	(382)	276
Tax	1,067	213	(89)
	(2,426)	(1,117)	502
Other comprehensive (loss)/income after tax	(2,970)	(1,638)	432
Total comprehensive income/(loss) for the year	625	1,674	(2)

Attributable to:
Ordinary shareholders	370	1,308	(338)
Preference shareholders	—	19	26
Paid-in equity holders	249	299	355
Non-controlling interests	6	48	(45)
	625	1,674	(2)

(1)

Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. Other material movements came from asset underperformance relative to movements in the schemes’ liabilities over the year. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.

(2)	The unrealised losses on cash flow hedge reserves is mainly driven by deferment of losses on GBP net received fixed swaps as interest rates have increased.

The accompanying notes on pages 41 to 105, the Accounting policies on pages 32 to 40 and the audited sections of the Financial review on pages 6 to 18 and Risk and capital management sections on pages 162 to 269 of Exhibit 15.2 form an integral part of these financial statements.

NatWest Group plc – Annual Report on Form 20-F	26

Consolidated balance sheet as at 31 December 2022

		2022	2021
	Note	£m	£m
Assets
Cash and balances at central banks	10	144,832	177,757
Trading assets	13	45,577	59,158
Derivatives	14	99,545	106,139
Settlement balances		2,572	2,141
Loans to banks - amortised cost	10	7,139	7,682
Loans to customers - amortised cost	10	366,340	358,990
Securities subject to repurchase agreements		2,901	11,746
Other financial assets excluding securities subject to repurchase agreements		27,994	34,399
Other financial assets	16	30,895	46,145
Intangible assets	17	7,116	6,723
Other assets	18	9,176	8,242
Assets of disposal groups	8	6,861	9,015
Total assets		720,053	781,992

Liabilities
Bank deposits	10	20,441	26,279
Customer deposits	10	450,318	479,810
Settlement balances		2,012	2,068
Trading liabilities	13	52,808	64,598
Derivatives	14	94,047	100,835
Other financial liabilities	19	49,107	49,326
Subordinated liabilities	20	6,260	8,429
Notes in circulation		3,218	3,047
Other liabilities	21	5,346	5,797
Total liabilities		683,557	740,189

Ordinary shareholders' interests		32,598	37,412
Other owners’ interests		3,890	4,384
Owners’ equity	22	36,488	41,796
Non-controlling interests		8	7
Total equity		36,496	41,803

Total liabilities and equity		720,053	781,992

The accompanying notes on pages 41 to 105, the Accounting policies on pages 32 to 40 and the audited sections of the Financial review on pages 6 to 18 and Risk and capital management sections on pages 162 to 269 of Exhibit 15.2 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 16 February 2023 and signed on its behalf by:

Howard Davies	Alison Rose-Slade DBE	Katie Murray	NatWest Group plc
Chairman	Group Chief Executive Officer	Group Chief Financial Officer	Registered No. SC45551

NatWest Group plc – Annual Report on Form 20-F	27

Consolidated statement of changes in equity for the year ended 31 December 2022

	2022	2021	2020
	£m	£m	£m
Called-up share capital - at 1 January	11,468	12,129	12,094
Ordinary shares issued	—	37	35
Share cancellation (1,2)	(929)	(698)	—
At 31 December	10,539	11,468	12,129

Paid-in equity - at 1 January	3,890	4,999	4,058
Reclassified (3)	—	(2,046)	(1,277)
Issued	—	937	2,218
At 31 December	3,890	3,890	4,999

Share premium - at 1 January	1,161	1,111	1,094
Ordinary shares issued	—	50	17
At 31 December	1,161	1,161	1,111

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881

FVOCI reserve - at 1 January	269	360	138
Unrealised (losses)/gains (6)	(570)	32	76
Realised losses/(gains) (4)	59	(122)	152
Tax	140	(1)	(6)
At 31 December	(102)	269	360

Cash flow hedging reserve - at 1 January	(395)	229	35
Amount recognised in equity (7)	(2,973)	(687)	321
Amount transferred from equity to earnings	(304)	(161)	(50)
Tax	901	224	(77)
At 31 December	(2,771)	(395)	229

Foreign exchange reserve - at 1 January	1,205	1,608	1,343
Retranslation of net assets	512	(484)	297
Foreign currency (losses)/gains on hedges of net assets	(266)	88	(55)
Tax	32	(17)	6
Recycled to profit or loss on disposal of businesses	(5)	10	17
At 31 December	1,478	1,205	1,608

Capital redemption reserve - at 1 January	722	—	—
Share cancellation (1,2)	929	698	—
Redemption of preference shares	—	24	—
At 31 December	1,651	722	—

Retained earnings - at 1 January	12,966	12,567	13,946
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	3,851	2,804	(565)
- discontinued operations	(262)	464	193
Equity preference dividends paid	—	(19)	(26)
Paid-in equity dividends paid	(249)	(299)	(355)
Ordinary dividends paid	(1,205)	(693)	—
Special dividends paid	(1,746)	—	—
Shares repurchased (1,2)	(2,054)	(1,423)	—
Unclaimed dividends	—	—	2
Redemption of preference shares (8)	(750)	(24)	—
Redemption/reclassification of paid-in equity (3)
- gross	—	134	(358)
- tax	(36)	16	3
Realised gains/(losses) on FVOCI equity shares
- gross	113	3	(248)
- tax	(9)	—	—
Remeasurement of retirement benefit schemes
- gross (5)	(840)	(669)	4
- tax (5)	192	168	22
Changes in fair value of credit in financial liabilities designated at FVTPL
- gross	50	(29)	(52)
- tax	(2)	3	8
Employee share schemes	6	8	(11)
Share-based payments
- gross	(7)	(55)	5
- tax	1	10	(1)
At 31 December	10,019	12,966	12,567

For the notes to this table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F	28

Consolidated statement of changes in equity for the year ended 31 December 2022 continued

	2022	2021	2020
	£m	£m	£m
Own shares held - at 1 January	(371)	(24)	(42)
Shares vested under employee share schemes	113	36	95
Own shares acquired (1)	—	(383)	(77)
At 31 December	(258)	(371)	(24)

Owners' equity at 31 December	36,488	41,796	43,860

Non-controlling interests - at 1 January	7	(36)	9
Currency translation adjustments and other movements	—	4	17
Profit/(loss) attributable to non-controlling interests	6	44	(62)
Dividends paid	(5)	(5)	—
At 31 December	8	7	(36)

Total equity at 31 December	36,496	41,803	43,824

Attributable to:
Ordinary shareholders	32,598	37,412	38,367
Preference shareholders	—	494	494
Paid-in equity holders	3,890	3,890	4,999
Non-controlling interests	8	7	(36)
	36,496	41,803	43,824

(1)	In March 2022, there was an agreement with HM Treasury to buy 549.9 million (March 2021 - 591 million) ordinary shares in NatWest Group plc from UK Government Investments Ltd, at 220.5 pence per share (March 2021 - 190.5 pence per share) for the total consideration of £1.22 billion (March 2021 - £1.13 billion). NatWest Group cancelled all 549.9 million of the purchased ordinary shares (March 2021 - NatWest Group cancelled 391 million of the purchased ordinary shares and held the remaining 200 million in own shares held). The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2)	NatWest Group plc repurchased and cancelled 379.3 million (2021 - 310.8 million) shares for total consideration of £829.3 million (2022 £676.2 million) excluding fees as part of the On Market Share Buyback Programme which has now concluded. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(3)	In July 2021, paid-in equity was reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 capital notes.
(4)	In 2020, the completion of the Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI).
(5)	Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. Other material movements came from asset underperformance relative to movements in the schemes’ liabilities over the year. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.
(6)	Certain assets within this category have been hedged with derivatives which are not in an accounting hedge relationship. The effect of this creates a temporary difference between other comprehensive income and the income statement due to the difference in recognition criteria. This temporary difference is expected to reverse through the income statement over the duration of the hedge.
(7)	The unrealised losses on cash flow hedge reserves is mainly driven by deferment of losses on GBP net received fixed swaps as interest rates have increased.
(8)	Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of FX unlocking.

The accompanying notes on pages 41 to 105, the Accounting policies on pages 32 to 40 and the audited sections of the Financial review on pages 6 to 18 and Risk and capital management sections on pages 162 to 269 of Exhibit 15.2 form an integral part of these financial statements.

NatWest Group plc – Annual Report on Form 20-F	29

Consolidated cash flow statement for the year ended 31 December 2022

		2022	2021	2020
	Note	£m	£m	£m
Cash flows from operating activities
Operating profit/(loss) before tax from continuing operations (1)		5,132	3,844	(553)
Operating (loss)/profit before tax from discontinued operations (1)		(262)	467	202
Adjustments for:
Impairment losses/(releases)		266	(1,335)	3,242
Amortisation of discounts and premiums of other financial assets		6	203	267
Depreciation and amortisation		833	923	914
Change in fair value taken to profit or loss of other financial assets		1,267	1,771	(1,474)
Change in fair value taken to profit or loss on other financial liabilities and subordinated liabilities		(2,400)	(1,083)	962
Elimination of foreign exchange differences		10	2,446	(2,497)
Other non-cash items		(261)	(164)	(2)
Income receivable on other financial assets		(591)	(581)	(518)
Loss/(profit) on sale of other financial assets		172	(118)	(96)
(Profit)/loss on disposal of subsidiaries and associates		—	(48)	16
Share of loss/(profit) of associates		30	(216)	30
Loss/(profit) on sale of other assets and net assets/liabilities		154	23	(16)
Interest payable on MRELs and subordinated liabilities		1,103	964	1,182
Loss on redemption of own debt		161	145	324
Charges and releases on provisions		248	478	296
Defined benefit pension schemes		205	215	215
Net cash flows from trading activities		6,073	7,934	2,494
Decrease in trading assets		14,991	7,751	4,147
Decrease/(increase) in derivative assets		3,621	59,697	(16,173)
(Increase)/decrease in settlement balance assets		(431)	156	2,090
Increase in loans to banks		(202)	(252)	(554)
(Increase)/decrease in loans to customers		(7,628)	2,721	(33,748)
(Increase)/decrease in other financial assets		(328)	(128)	221
(Increase)/decrease in other assets		(255)	(57)	8
Increase in assets of disposal groups		(4,117)	(9,015)	—
(Decrease)/increase in bank deposits		(5,838)	5,673	113
(Decrease)/increase in customer deposits		(29,492)	48,071	62,492
Decrease in settlement balance liabilities		(56)	(350)	(1,652)
Decrease in trading liabilities		(11,790)	(7,658)	(1,693)
(Decrease)/increase in derivative liabilities		(6,788)	(59,870)	13,826
Increase/(decrease) in other financial liabilities		989	938	(1,085)
Increase in notes in circulation		171	392	546
Decrease in other liabilities		(1,294)	(1,463)	(1,723)
Changes in operating assets and liabilities		(48,447)	46,606	26,815
Income taxes paid		(1,223)	(856)	(214)
Net cash flows from operating activities (2,3)		(43,597)	53,684	29,095

For the notes to this table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F	30

Consolidated cash flow statement for the year ended 31 December 2022 continued

		2022	2021	2020
	Note	£m	£m	£m
Cash flows from investing activities
Sale and maturity of other financial assets		36,975	16,859	25,952
Purchase of other financial assets		(23,510)	(10,150)	(18,825)
Income received on other financial assets		659	581	518
Net movement in business interests and intangible assets	27	5,420	(3,489)	(70)
Sale of property, plant and equipment		154	165	348
Purchase of property, plant and equipment		(639)	(901)	(376)
Net cash flows from investing activities		19,059	3,065	7,547

Cash flows from financing activities
Movement in MRELs		(1,974)	2,736	636
Movement in subordinated liabilities		(3,419)	(3,452)	(2,381)
Share repurchased		(2,054)	(1,806)	(2)
Dividends paid		(3,205)	(1,016)	(381)
Issue of paid-in equity		—	937	2,218
Net cash flows from financing activities	28	(10,652)	(2,601)	90
Effects of exchange rate changes on cash and cash equivalents		2,933	(2,641)	1,879

Net (decrease)/increase in cash and cash equivalents		(32,257)	51,507	38,611
Cash and cash equivalents at 1 January		190,706	139,199	100,588
Cash and cash equivalents at 31 December	29	158,449	190,706	139,199

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2)	Includes interest received of £12,638 million (2021 - £9,696 million, 2020 - £10,007 million) and interest paid of £2,357 million (2021 - £1,668 million, 2020 - £2,414 million).
(3)

The total cash outflow for leases is £170 million (2021: £195 million; 2020: £220 million), including payment of principal amount of £145 million (2021: £164 million; 2020: £179 million) which are included in the operating activities.

The accompanying notes on pages 41 to 105, the Accounting policies on pages 32 to 40 and the audited sections of the Financial review on pages 6 to 18 and Risk and capital management sections on pages 162 to 269 of Exhibit 15.2 form an integral part of these financial statements.

NatWest Group plc – Annual Report on Form 20-F	31

Accounting policies

This section includes the basis of preparation, critical and significant accounting policies used to prepare the financial statements.

Our accounting policies are the specific principles, bases, conventions, rules, and practices we apply in preparing and presenting the financial statements. Further information is provided where judgment and estimation is applied to critical accounting policies and key sources of estimation uncertainty.

Future accounting developments details new, or amendments to existing, accounting standards, when they are effective from and where we are assessing their impact on future financial statements.

1. Presentation of financial statements

NatWest Group plc is incorporated in the UK and registered in Scotland. The financial statements are presented in the functional currency, pounds sterling.

The audited financial statements include audited sections of the Risk and capital management section. The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved (see the Report of the directors) and in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The critical and significant accounting policies and related judgments are set out below.

The financial statements are presented on a historical cost basis except for certain financial instruments which are stated at fair value.

The effect of the amendments to IFRS effective from 1 January 2022 on our financial statements was immaterial.

Our consolidated financial statements incorporate the results of NatWest Group plc and the entities it controls. Control arises when we have the power to direct the activities of an entity so as to affect the return from the entity. Control is assessed by reference to our ability to enforce our will on the other entity, typically through voting rights. The consolidated financial statements are prepared under consistent accounting policies.

On acquisition of a subsidiary, the identifiable assets, liabilities and contingent liabilities are included in the consolidated financial statements at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by us until the date we cease to control it through a sale or a significant change in circumstances. Changes in our interest in a subsidiary that does not result in us ceasing to control that subsidiary are accounted for as equity transactions.

We apply accounting for associates and joint arrangements (including joint ventures) to entities where we have significant influence, but not control, over the operating and financial policies. We assess significant influence by reference to a presumption of voting rights of more than 20%, but less than 50%, supplemented by a qualitative assessment of substantive rights which include representation at the Board of Directors, significant exchange of managerial personnel or technology amongst others. Joint ventures are arrangements where we have joint control and rights to the net assets of the entity.

Investments in associates and joint ventures are recorded upon initial recognition at cost, increased or decreased each period by the share of the subsequent levels of profit or loss, and other changes in equity are considered in line with their nature.

Transactions and balances between Group companies are eliminated in the consolidated financial statements to show only those transactions and balances external to us.

The judgments and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results.

How Climate risk affects our accounting judgments and estimates Business planning

Key financial estimates are based on management's latest five-year revenue and cost forecasts. The outputs from this forecast affect forward-looking accounting estimates. Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. In 2022, our scenario planning supported the development of NatWest Group’s initial iteration climate transition plan, including the assessment of climate-related risks and opportunities.

-	The initial iteration of our Climate transition plan includes an assessment of:
-	changes in business operations, products and services to support customer decarbonisation;
-	financial plans linked to business operations and strategy. During 2022, the financial planning process has been enhanced to incorporate climate related opportunities included in the climate transition plan. In 2023, we will link specific actions that are needed to align to our climate ambitions into the financial forecasts.
-	development in UK Government policies, aligned with the Committee on Climate Change Sixth carbon Budget published in 2021. We also assume certain broader policy responses and technological innovation to enable the wider transition of the economy.
-	There remains considerable uncertainty regarding this policy response, including the effect of wider geo-political uncertainty on governmental ambitions regarding climate transition and the effect of decarbonisation on wider economic growth, technology development and customer behaviours.

NatWest Group plc – Annual Report on Form 20-F	32

Accounting policies continued

Information used in other accounting estimates

We make use of reasonable and supportable information to make accounting judgments and estimates. This includes information about the observable effects of the physical and transition risks of climate change on the current creditworthiness of borrowers, asset values and market indicators. It also includes the effect on our competitiveness and profitability. Many of the effects arising from climate change will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgments and estimates for the current period. Some physical and transition risks can manifest in the shorter term. The following items represent the most significant effects:

-	The classification of financial instruments linked to climate, or other sustainability indicators: consideration is given to whether the effect of climate related terms prevent the instrument cashflows being solely payments of principal and interest.
-	The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate considerations, such as oil and gas, will directly affect our positions.
-	The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

Effect of climate change in the estimation of expected credit loss

Since the implementation of IFRS 9 in January 2018 loan losses reflect expected credit losses taking account of relevant and reliable forward looking information. We are evaluating the effect of the physical and transition consequences of climate change on our experience of loan loss. We use available information regarding the effect of climate transition policy largely driven by carbon prices as an adjustment to macroeconomic factors that are used as inputs to the models that generate PD and LGD outcomes, which are key inputs to the ECL calculation. The determination of whether specific loss drivers and climate events generate specific losses is ongoing and is necessary to determine how sensitive changes in ECL could be to climate inputs. As at 31 December 2022, our quantification of the impact due to physical risk and how other climate risks may impact the ECL is ongoing.

An impact assessment on how climate risk factors may require adjustment in our IFRS 9 model suite has also not been finalised. We judged that this information was not sufficiently complete to make a reliable estimate and given the immaterial change in ECL it indicated, determined it was not appropriate to adjust ECL.

When this information is reliable, possibly during 2023, it could be used in our ECL calculation. A key part of this is determining that any adjustment resulting from the inclusion of new climate-related inputs does not double count or omit credit losses arising from other inputs. We will continue to develop our data, models and methodologies relating to climate evaluation and market practice will continue to evolve and this will affect the estimation of climate effect in ECL on an ongoing basis. We expect that the effect of climate risks on ECL will increase as government policy, organisations and individuals react to changes in climate as well as the probable increased occurrence of climate-related loss events (such as flooding and wildfire).

2. Critical accounting policies

The judgments and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of our financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results. Management’s consideration of uncertainty is outlined in the relevant sections of this document, including the ECL estimate in the Risk and capital management section.

NatWest Group plc – Annual Report on Form 20-F	33

Accounting policies continued

Information used for significant estimate

Key financial estimates are based on management's latest five-year revenue and cost forecasts. Changes in judgments and assumptions could result in a material adjustment to those estimates in future reporting periods. Consideration of this source of estimate uncertainty has been set out in the notes below (as applicable).

Policy	Judgment	Estimate	Further information
Deferred tax	Determination of whether sufficient taxable profits will be generated in future years to recover DTA.	Our estimates are based on the five-year revenue and cost forecasts (which include inherent uncertainties).	Note 7
Fair value – financial instruments	Classification of a fair value instrument as level 3, where the valuation is driven by unobservable inputs.	Estimation of the fair value, where it is reasonably possible to have alternative assumptions in determining the FV.	Note 11
Loan impairment provisions	Definition of default against which to apply PD, LGD and EAD models. Criteria for a significant increase in credit risk. Identification of risks not captured by the models.

ECL estimates contain a number of measurement uncertainties (such as the selection of multiple economic scenarios) and disclosures include sensitivities to show impact on other reasonably possible scenarios.

Note 15
Provisions for liabilities and charges

Determination of whether a present obligation exists in respect of customer redress, litigation and other regulatory, property and other provisions.

Legal proceedings often require a high degree of judgment and these are likely to change as the matter progresses.

Provisions remain sensitive to the assumptions used in the estimate. We consider a wide range of possible outcomes. It is often not practical to meaningfully quantify ranges of possible outcomes, given the uncertainties involved.

Note 21

2.1. Deferred tax

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

Deferred tax assets and liabilities are offset where we have a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual NatWest Group company or on NatWest Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously.

NatWest Group plc – Annual Report on Form 20-F	34

Accounting policies continued

Deferred tax asset recoverability is based on the level of supporting offsetable deferred tax liabilities we have and of our future taxable profits. These future taxable profits are based on our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management’s current expectations on competitiveness and profitability. The long term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

2.2. Fair value – financial instruments

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

We manage some portfolios of financial assets and financial liabilities based on our net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (see ‘Valuation Adjustments’).

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

2.3. Loan impairment provisions: expected credit losses (ECL)

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

The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate considerations, such as oil and gas, will directly affect our positions.

Judgment is exercised as follows:

-	Models – in certain low default portfolios, Basel parameter estimates are also applied for IFRS 9.
-	Non-modelled portfolios – use a standardised capital requirement under Basel II. Under IFRS 9, they have bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level.
-	Multiple economic scenarios (MES) – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.
-	Significant increase in credit risk - IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

On restructuring where a financial asset is not derecognised, the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset.

Where in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where our acquired interest is in equity shares, relevant policies for control, associates and joint ventures apply.

Impaired financial assets are written off and therefore derecognised from the balance sheet when we conclude that there is no longer any realistic prospect of recovery of part, or all, of the loan. For financial assets that are individually assessed for impairment, the timing of the write-off is determined on a case-by-case basis. Such financial assets are reviewed regularly and write-off will be prompted by bankruptcy, insolvency, re-negotiation, and similar events.

The typical time frames from initial impairment to write-off for our collectively assessed portfolios are:

-	Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively;

NatWest Group plc – Annual Report on Form 20-F	35

Accounting policies continued

-	Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off;
-	Overdrafts and other unsecured loans: write-off occurs within six years;
-	Commercial loans: write-offs are determined in the light of individual circumstances; and Business loans are generally written off within five years.

2.4. Provisions and contingent liabilities

We recognise a provision for a present obligation resulting from a past event when it is more likely than not that we will be required to pay to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when we have a constructive obligation. An obligation exists when we have a detailed formal plan for the restructuring and have raised a valid expectation in those affected either by starting to implement the plan or by announcing its main features.

We recognise any onerous cost of the present obligation under a contract as a provision. An onerous cost is the unavoidable cost of meeting our contractual obligations that exceed the expected economic benefits. When we intend to vacate a leasehold property or right of use asset, the asset would be tested for impairment and a provision may be recognised for the ancillary contractual occupancy costs.

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

3. Significant accounting polices

3.1. Revenue recognition

Interest receivable and payable are recognised in the income statement using the effective interest rate method for: all financial instruments measured at amortised cost; debt instruments measured as fair value through other comprehensive income; and the effective part of any related accounting hedging instruments. Finance lease income is recognised at a constant periodic rate of return before tax on the net investment on the lease.

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

3.2. Discontinued operations, Held for sale and Disposal group

The results of discontinued operations (comprising the post-tax profit or loss of discontinued operations and the post-tax results of either the ongoing measurement at fair value less costs to sell or on disposal of the discontinued operation) are excluded from the results of continuing operations and are presented as a single amount as profit/(loss) from discontinued operations, net of tax in the income statement. Comparatives are represented for the income statement, cash flow statement, statement of changes in equity and related notes.

An asset or disposal group (assets and liabilities) is classified as held for sale if we will recover its carrying amount principally through a sale transaction rather than through continuing use. These are measured at the lower of its carrying amount or fair value less cost to sell unless scoped out of IFRS 5 in which case the existing measurement provisions of IFRS apply. These are presented as single amounts; comparatives are not represented.

3.3. Staff costs

Employee costs, such as salaries, paid absences, and other benefits are recognised over the period in which the employees provide the related services to us. Employees may receive variable compensation in cash, in deferred cash or debt instruments of NatWest Group or in ordinary shares of NatWest Group plc subject to deferral, clawback and forfeiture criteria. We operate a number of share-based compensation schemes under which we grant awards of NatWest Group plc shares and share options to our employees. Such awards are subject to vesting conditions.

Variable compensation that is settled in cash or debt instruments is charged to the income statement on a straight-line basis over the period during which services are provided, taking account of forfeiture and clawback criteria. The value of employee services received in exchange for NatWest Group plc shares and share options is recognised as an expense over the vesting period, subject to deferral, clawback, cancelation and forfeiture criteria with a corresponding increase in equity. The fair value of shares granted is the market price adjusted for the expected effect of dividends as employees are not entitled to dividends until shares are vested.

The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These consider the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors such as the dividend yield.

Defined contribution pension scheme

A scheme where we pay fixed contributions and there is no legal or constructive obligation to pay further contributions or benefits. Contributions are recognised in the income statement as employee service costs accrue.

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

The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised on the balance sheet if the criteria of the asset ceiling test are met. This requires the net defined benefit surplus to be limited to the present value of any economic benefits available to us in the form of refunds from the plan or reduced contributions to it.

We will recognise a liability where a minimum funding requirement exists for any of our defined benefit pension schemes. This reflects agreed minimum funding and the availability of a net surplus as determined as described above. When estimating the liability for minimum funding requirements we only include contributions that are substantively or contractually agreed and do not include contingent and discretionary features, including dividend-linked contributions or contributions subject to contingent events requiring future verification.

We will recognise a net defined benefit asset when the net defined benefit surplus can generate a benefit in the form of a refund or reduction in future contributions to the plan. The net benefit pension asset is recognised at the present value of the benefits that will be available to us excluding interest and the effect of the asset ceiling (if any, excluding interest). Changes in the present value of the net benefit pension asset are recognised immediately in other comprehensive income.

In instances where Trustees have the ability to declare augmented benefits to participants, we do not recognise a defined benefit pension asset and write-off the surplus immediately in other comprehensive income.

3.4. Intangible assets and goodwill

Intangible assets are identifiable non-monetary assets without physical substance acquired by us, and are stated at cost less accumulated amortisation and impairment losses. Amortisation is a method to spread the cost of such assets over time in the income statement.

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

3.5. Impairment of non-financial assets

At each balance sheet date, we assess whether there is any indication that its intangible assets or property, plant and equipment are impaired. If any such indication exists, we estimate the recoverable amount of the asset and compares it to its balance sheet value to calculate if an impairment loss should be charged to the income statement. The balance sheet value of the asset is reduced by the amount of the impairment loss. A reversal of an impairment loss on intangible assets or property, plant and equipment is recognised in the income statement provided the increased carrying value is not greater than it would have been had no impairment loss been recognised.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment losses on goodwill are not reversed.

The recoverable amount of an asset that does not generate cash flows that are independent from those of other assets or groups of assets, is determined as part of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to our cash-generating units or groups of cash-generating units expected to benefit from the combination.

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

The assessment of asset impairment is based upon value in use. This represents the value of future cashflows and uses our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management’s current expectations on competitiveness and profitability. The long term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

3.6. Foreign currencies

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

3.7. Tax

Tax encompassing current tax and deferred tax is recognised in the income statement except when taxable items are recognised in other comprehensive income or equity. Tax consequences arising from servicing financial instruments classified as equity are recognised in the income statement.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year arising in the income statement, other comprehensive income or equity. Provision is made for current tax at rates enacted, or substantively enacted, at the balance sheet date.

Accounting for taxes is judgmental and carries a degree of uncertainty because tax law is subject to interpretation, which might be questioned by the relevant tax authority. We recognise the most likely current and deferred tax liability or asset, assessed for uncertainty using consistent judgments and estimates. Current and deferred tax assets are only recognised where their recovery is deemed probable, and current and deferred tax liabilities are recognised at the amount that represents the best estimate of the probable outcome having regard to their acceptance by the tax authorities.

3.8. Financial instruments

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

Classification by business model reflects how we manage our financial assets to generate cash flows. A business model assessment helps to ascertain the measurement approach depending on whether cash flows result from holding financial assets to collect the contractual cash flows, from selling those financial assets, or both.

Business model assessment of assets is made at portfolio level, being the level at which they are managed to achieve a predefined business objective. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives for the portfolio, its risk management, manager’s remuneration and the ability to monitor sales of assets from a portfolio. When a significant change to our business is communicated to external parties, we reassess our business model for managing those financial assets. We reclassify financial assets if we have a significant change to the business model. A reclassification is applied prospectively from the reclassification date.

The contractual terms of a financial asset; any leverage features; prepayment and extension terms; and discounts or penalties to interest rates that are part of meeting environmental, social and governance targets as well as other contingent and leverage features, non-recourse arrangements and features that could modify the timing and/or amount of the contractual cash flows that might reset the effective rate of interest; are considered in determining whether cash flows are solely payments of principal and interest.

Certain financial assets may be designated at fair value through profit or loss (DFV) upon initial recognition if such designation eliminates, or significantly reduces, accounting mismatch.

Equity shares are measured at fair value through profit or loss unless specifically elected as at fair value through other comprehensive income (FVOCI).

NatWest Group plc – Annual Report on Form 20-F	38

Accounting policies continued

Upon disposal, the cumulative gains or losses in fair value through other comprehensive income reserve are recycled to the income statement for monetary assets and for non-monetary assets (equity shares) the cumulative gains or losses are transferred directly to retained earnings.

Regular way purchases and sales of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

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

3.9. Derecognition

A financial asset is derecognised (removed from the balance sheet) when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. Conversely, an asset is not derecognised in a contract under which we retain substantially all the risks and rewards of ownership.

A financial liability is removed from the balance sheet when the obligation is paid, or is cancelled, or expires. Cancellation includes the issuance of a substitute instrument on substantially different terms.

3.10. Netting

Financial assets and financial liabilities are offset, and the net amount presented on the balance sheet when, and only when, we currently have a legally enforceable right to set off the recognised amounts and we intend either to settle on a net basis or to realise the asset and settle the liability simultaneously. We are party to a number of arrangements, including master netting agreements, that give us the right to offset financial assets and financial liabilities, but where we do not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented separately on the balance sheet.

3.11. Capital instruments

We classify a financial instrument that we issue as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if we evidence a residual interest in our assets after the deduction of liabilities. Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of NatWest Group plc purchased by us (known as treasury shares or own shares held) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act 2006.

On the sale or re-issue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

3.12. Derivatives and hedging

Derivatives are reported on the balance sheet at fair value. We use derivatives as part of our trading activities, to manage our own risk such as interest rate, foreign exchange, or credit risk or in certain customer transactions. Not all derivatives used to manage risk are in hedge accounting relationships (an IFRS method to reduce accounting mismatch from changes in the fair value of the derivatives reported in the income statement).

Gains and losses arising from changes in the fair value of derivatives that are not in hedge relationships are recognised in the income statement in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

Hedge accounting

We enter into three types of hedge accounting relationships (see later). Hedge accounting relationships are designated and documented at inception in line with the requirements of IAS 39 Financial instruments – Recognition and Measurement.

The documentation identifies the hedged item, the hedging instrument and details of the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. When designating a hedging relationship, we consider: the economic relationship between the hedged item (including the risk being hedged) and the hedging instrument; the nature of the risk; the risk management objective and strategy for undertaking the hedge; and the appropriateness of the method that will be used to assess hedge effectiveness. Designated hedging relationships must be expected to be highly effective both on a prospective and retrospective basis. Effectiveness is assessed by reference to the degree of offsetting between the changes in fair value or cash flows attributable to the hedged risk and the changes in fair value of the designated hedging derivatives.

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

4.Future accounting developments

International Financial Reporting Standards

Effective 1 January 2023

-	IFRS 17 Insurance Contracts (Amendments to IFRS 17 Insurance Contracts);
-	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12);
-	Definition of Accounting Estimates (Amendments to IAS 8); and
-	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

Effective 1 January 2024

-	Classification of Liabilities as Current or Non-current (Amendments to IAS 1);
-	Non-current Liabilities with Covenants (Amendments to IAS 1)
-	Lease Liability in a sale and Leaseback (Amendments to IFRS 16).

We are assessing the effect of adopting these standards and amendments on our financial statements but do not expect the effect to be material.

NatWest Group plc – Annual Report on Form 20-F	40

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

Included in interest receivable is finance lease income of £314 million (2021 - £298 million; 2020 - £289 million) which is recognised at a constant periodic rate of return before tax on the net investment.

For accounting policy information see Accounting policies note 3.1.

	2022	2021 (1)	2020 (1)
Continuing operations	£m	£m	£m
Balances at central banks and loans to banks - amortised cost	1,987	445	336
Loans to customers - amortised cost	10,085	8,536	8,892
Other financial assets	565	253	483
Interest receivable	12,637	9,234	9,711

Balances with banks	379	204	144
Customer deposits	785	556	911
Other financial liabilities	1,196	670	846
Subordinated liabilities	370	267	402
Internal funding of trading businesses	65	2	19
Interest payable	2,795	1,699	2,322
Net interest income	9,842	7,535	7,389

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

NatWest Group plc – Annual Report on Form 20-F	41

Notes to the consolidated financial statements continued

2 Non-interest income

There are three main categories of non-interest income: net fees and commissions, trading income, and other operating income.

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

Trading income is earned from short-term financial assets and financial liabilities to either make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

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

For accounting policy information see Accounting policies note 3.1 and 3.6.

	2022	2021 (1)	2020 (1)
Continuing operations	£m	£m	£m
Net fees and commissions (2)	2,292	2,120	1,982

Trading income
Foreign exchange	305	364	569
Interest rate (3)	752	(130)	541
Credit	17	83	3
Changes in fair value of own debt and derivative liabilities attributable to own credit risk
- debt securities in issue	42	6	(24)
Equities, commodities and other	17	—	36
	1,133	323	1,125

Other operating income
Loss on redemption of own debt	(161)	(145)	(324)
Rental income on operating lease assets and investment property	230	225	232
Changes in fair value of financial assets and liabilities designated at fair value through profit or loss (4)	17	(8)	(54)
Changes in fair value of other financial assets at fair value through profit or loss (5,6)	(45)	5	2
Hedge ineffectiveness	(20)	25	24
Loss on disposal of amortised cost assets and liabilities	(15)	(15)	(18)
(Loss)/profit on disposal of fair value through other comprehensive income assets	(168)	117	96
(Loss)/profit on sale of property, plant and equipment (7)	(5)	(30)	13
Share of (losses)/profits of associated entities	(30)	216	(30)
Profit/(loss) on disposal of subsidiaries and associates	—	48	(16)
Other income (8,9)	86	13	(18)
	(111)	451	(93)
	3,314	2,894	3,014

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(2)	Refer to Note 4 for further analysis.
(3)

Includes fair value changes on derivatives which have not been designated in a hedge accounting relationship and gains and losses from the management of the NatWest Group’s funding requirements involving the use of derivatives including FX. These are aimed at managing the interest rate and foreign exchange risk that NatWest Group is exposed to.

(4)	Includes related derivatives.
(5)	2022 includes a £19 million gain from reclassification of mortgages from amortised cost to fair value through profit or loss. Refer to Note 10 for further details.
(6)	Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(7)	2021 includes £44 million loss on the purchase of freeholds for properties where the Group was the primary leaseholder.
(8)	2022 includes £92 million profit from insurance liabilities.
(9)	2020 includes £58 million loss on acquisition of a £3.0 billion prime UK mortgages portfolio from Metro Bank plc.

NatWest Group plc – Annual Report on Form 20-F	42

Notes to the consolidated financial statements continued

3 Operating expenses

Operating expenses are expenses NatWest Group incurs in the running of the business such as all staff costs (for example salaries, bonus awards, pension costs and social security costs), premises and equipment costs (that arise from the occupation of premises and the use of equipment), depreciation and amortisation and other administrative expenses.

For accounting policy information see Accounting policies note 3.3, 3.4 and 3.5.

	2022	2021	2020
Continuing operations	£m	£m	£m
Salaries	2,250	2,295	2,494
Bonus awards	334	267	232
Temporary and contract costs	234	240	258
Social security costs	328	300	316
Pension costs	363	354	340
- defined benefit schemes (see Note 5)	205	215	215
- defined contribution schemes	158	139	125
Other	207	220	238
Staff costs	3,716	3,676	3,878

Premises and equipment	1,112	1,133	1,222
UK bank levy	101	99	167
Depreciation and amortisation (1,2)	833	923	913
Other administrative expenses (3)	1,925	1,927	1,678
Administrative expenses	3,971	4,082	3,980
	7,687	7,758	7,858

(1)	Include depreciation on right of use assets of £119 million (2021 - £167 million; 2020 - £209 million).
(2)	2021 includes impairment of goodwill of £85 million.
(3)	Includes litigation and conduct costs, net of amounts recovered. Refer to Note 21 for further details.

The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff,was 60,000 (2021- 59,200; 2020 - 61,400). The average number of temporary employees during 2022 was 2,500 (2021 - 2,500; 2020 – 3,200).

The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows:

Continuing operations	2022	2021	2020
Retail Banking	14,800	15,800	17,200
Private Banking	2,100	1,900	1,900
Commercial & Institutional	12,200	11,400	13,300
Central items & other (1)	31,900	28,700	26,800
Total	61,000	57,800	59,200

UK	41,200	40,600	42,500
USA	300	300	300
India	15,700	13,500	13,200
Poland	1,500	1,400	1,200
Republic of Ireland	1,400	1,200	1,400
Rest of the World	900	800	600
Total	61,000	57,800	59,200

(1)

Central items & other includes Ulster Bank RoI. Total number of persons employed in Ulster Bank RoI of 2,200 (2021 – 2,400; 2020 – 2,600) includes 400 people employed in discontinued operations at 31 December 2022 (2021 – 700; 2020 – 700).

NatWest Group plc – Annual Report on Form 20-F	43

Notes to the consolidated financial statements continued

3 Operating expenses continued

Share-based payments

As described in the Remuneration report, NatWest Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Channel Islands, Gibraltar, Isle of Man, Poland and India.	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2023 to 2027
Deferred performance awards	All	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances	2023 to 2030
Long-term incentives (2) (3)	Senior employees	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances and/or satisfaction of the pre-vest assessment and underpins	2023 to 2029

(1)	All awards have vesting conditions which may not be met.
(2)

Long-term incentives include buy-out awards offered to compensate certain new hires for the loss of forfeited awards from their previous employment. All awards are granted under the Employee Share Plan.

(3)

The existing Long-term incentive scheme has been closed to new awards and members as at 31 December 2022. The scheme will be replaced by a new Restricted share plan scheme with similar granting and vesting conditions. No awards have been granted at the end of the reporting period.

The fair value of Sharesave options granted in 2022 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to five years; expected option lives that equal the vesting period; estimated dividend yield on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The exercise price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date. When estimating the fair value of the award, the number of shares granted, and the prevailing market price as defined on page 135 of Exhibit 15.2 are used. The fair value of the award is recognised as services are provided over the vesting period.

Sharesave	2022		2021		2020
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	1.61	95	1.64	96	2.01	84
Granted	1.86	25	1.80	24	1.12	35
Exercised	1.88	(15)	1.76	(10)	1.83	—
Cancelled	1.60	(6)	2.02	(15)	2.20	(23)
At 31 December	1.63	99	1.61	95	1.64	96

Options are exercisable within six months of vesting; 5.1 million options were exercisable at 31 December 2022 ( 2021 - 6.0 million; 2020 - 6.3 million). The weighted average share price at the date of exercise of options was £2.59 (2021 - £2.19; 2020 - £1.57). At 31 December 2022, exercise prices ranged from £1.12 to £2.27 (2021 - £1.12 to £ 2.27; 2020 - £1.12 to £2.27) and the remaining average contractual life was 2 years (2021 - 2.1 years; 2020 - 2.3 years ). The fair value of options granted in 2022 was £22.1 million (2021 - £17 million; 2020 - £8 million).

Deferred performance awards	2022		2021		2020
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	132	65	169	77	196	76
Granted	46	20	61	32	109	67
Forfeited	(4)	(2)	(10)	(5)	(5)	(2)
Vested	(81)	(37)	(88)	(39)	(131)	(64)
At 31 December	93	46	132	65	169	77

The awards granted in 2022 vest in equal tranches on their anniversaries, predominantly over three years.

Long-term incentives	2022		2021		2020
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	44	21	50	24	63	25
Granted	16	7	6	3	14	10
Vested/exercised	(10)	(4)	(12)	(6)	(17)	(7)
Lapsed	(1)	(1)	—	—	(10)	(4)
At 31 December	49	23	44	21	50	24

The market value of awards vested/exercised in 2022 was £11.7 million (2021 - £13 million; 2020- £13 million).

NatWest Group plc – Annual Report on Form 20-F	44

Notes to the consolidated financial statements continued

3 Operating expenses continued

Bonus awards

The following tables analyse NatWest Group’s bonus awards for 2022.

	2022	2021	Change
	£m	£m	%
Non-deferred cash awards (1)	40	38	5%
Deferred cash awards	270	214	26%
Deferred share awards	60	49	22%
Total deferred bonus awards	330	263	25%
Total bonus awards (2)	370	301	23%

Bonus awards as a % of operating profit before tax (3)	7%	7%
Proportion of bonus awards that are deferred	89%	87%
of which
- deferred cash awards	82%	81%
- deferred share awards	18%	19%

	2022	2021	2020
Reconciliation of bonus awards to income statement charge	£m	£m	£m
Bonus awarded	370	301	206
Less: deferral of charge for amounts awarded for current year	(127)	(99)	(77)
Income statement charge for amounts awarded in current year	243	202	129

Add: current year charge for amounts deferred from prior years	94	80	114
Less: forfeiture of amounts deferred from prior years	(3)	(15)	(11)
Income statement charge for amounts deferred from prior years	91	65	103

Income statement charge for bonus awards (2)	334	267	232

(1)	Non-deferred cash awards are limited to £2,000 for all employees.
(2)	Excludes other performance related compensation.
(3)	Operating profit before tax and bonus expense.

	Actual			Expected
					2024
	2020	2021	2022	2023	and beyond
Year in which income statement charge is expected to be taken for deferred bonus awards	£m	£m	£m	£m	£m
Bonus awards deferred from 2020 and earlier	114	80	19	8	4
Bonus awards deferred from 2021	—	—	75	8	8
Less: forfeiture of amounts deferred from prior years	(11)	(15)	(3)	—	—
Bonus awards for 2022 deferred	—	—	—	105	22
	103	65	91	121	34

NatWest Group plc – Annual Report on Form 20-F	45

Notes to the consolidated financial statements continued

4 Segmental analysis

NatWest Group analyses its performance between the different operating segments of the Group as required by IFRS 8, Operating segments. The presentation is consistent with internal financial reporting and how senior management assesses the performance of each operating segment.

Changes in reportable segments:

Two changes to reportable segments have been made:

On 27 January 2022, NatWest Group announced that a new business segment, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single business segment, with common management and objectives, to best support our customers across the full non-personal customer lifecycle.

Following good progress with respect to the phased withdrawal from the Republic of Ireland, announced in February 2021,Ulster Bank RoI continuing operations are now included in Central items & other.

Comparatives have been re-presented. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

Reportable operating segments:

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional, and Central items & other.

Retail Banking serves personal customers in the UK and includes Ulster Bank customers in Northern Ireland.

Private Banking serves UK connected high-net-worth individuals and their business interests.

Commercial & Institutional brings together our Commercial Banking, NatWest Markets and RBS International businesses, to support our customers across the full non-personal customer lifecycle, both domestically and internationally. Our Markets offering helps our customers manage financial risks across different geographies, while our International offering provides full-service banking operations in the Channel Islands, Isle of Man, Gibraltar and Luxembourg.

Central items & other includes corporate functions, such as NatWest Group Treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages NatWest Group capital resources and NatWest Group-wide regulatory projects and provides services to the reportable segments. Balances in relation to litigation issues and the international private banking business are included in Central items in the relevant periods. Ulster Bank RoI is no longer an operating segment and its continuing operations now form part of Central items & other.

Allocation of central balance sheet items

NatWest Group allocates all central costs relating to Services and Functions to the business using appropriate drivers; these are reported as indirect costs in the segmental income statements. Assets and risk-weighted assets held centrally, mainly relating to NatWest Group Treasury, are allocated to the business using appropriate drivers.

				Central
	Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total
2022	£m	£m	£m	£m	£m
Continuing operations
Net interest income	5,224	777	4,171	(330)	9,842
Net fees and commissions	422	250	1,580	40	2,292
Other non-interest income	—	29	662	331	1,022
Total income	5,646	1,056	6,413	41	13,156
Depreciation and amortisation	—	—	(161)	(672)	(833)
Other operating expenses	(2,593)	(622)	(3,583)	(56)	(6,854)
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132

2021(1)
Continuing operations
Net interest income	4,074	480	2,974	7	7,535
Net fees and commissions	377	258	1,440	45	2,120
Other non-interest income	(6)	78	424	278	774
Total income	4,445	816	4,838	330	10,429
Depreciation and amortisation	(85)	—	(173)	(665)	(923)
Other operating expenses	(2,428)	(520)	(3,584)	(303)	(6,835)
Impairment releases/(losses)	36	54	1,160	(77)	1,173
Operating profit/(loss)	1,968	350	2,241	(715)	3,844

NatWest Group plc – Annual Report on Form 20-F	46

Notes to the consolidated financial statements continued

4 Segmental analysis continued

				Central
	Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total
2020 (1)	£m	£m	£m	£m	£m
Continuing operations
Net interest income	3,868	489	3,054	(22)	7,389
Net fees and commissions	379	257	1,303	43	1,982
Other non-interest income	(66)	17	1,221	(140)	1,032
Total income	4,181	763	5,578	(119)	10,403
Depreciation and amortisation	—	(8)	(182)	(723)	(913)
Operating expenses	(2,540)	(447)	(3,849)	(109)	(6,945)
Impairment losses	(792)	(100)	(2,074)	(132)	(3,098)
Operating profit/(loss)	849	208	(527)	(1,083)	(553)

Total revenue (2)
				Central
	Retail	Private	Commercial &	items &
	Banking	Banking	Institutional	other	Total
Year ended 31 December 2022	£m	£m	£m	£m	£m
Continuing operations
External	5,773	874	6,747	3,180	16,574
Inter-segmental	—	389	116	(505)	—
Total	5,773	1,263	6,863	2,675	16,574

Year ended 31 December 2021 (1)
Continuing operations
External	5,419	792	5,168	1,323	12,702
Inter-segmental	14	127	123	(264)	—
Total	5,433	919	5,291	1,059	12,702

Year ended 31 December 2020 (1)
Continuing operations
External	5,386	702	6,223	1,136	13,447
Inter-segmental	39	163	80	(282)	—
Total	5,425	865	6,303	854	13,447

Total income
				Central
	Retail	Private	Commercial &	items &
	Banking	Banking	Institutional	other	Total
Year ended 31 December 2022	£m	£m	£m	£m	£m
Continuing operations
External	5,646	780	6,777	(47)	13,156
Inter-segmental	—	276	(364)	88	—
Total	5,646	1,056	6,413	41	13,156

Year ended 31 December 2021 (1)
Continuing operations
External	4,433	801	5,041	154	10,429
Inter-segmental	12	15	(203)	176	—
Total	4,445	816	4,838	330	10,429

Year ended 31 December 2020 (1)
Continuing operations
External	4,157	700	5,960	(414)	10,403
Inter-segmental	24	63	(382)	295	—
Total	4,181	763	5,578	(119)	10,403

NatWest Group plc – Annual Report on Form 20-F	47

Notes to the consolidated financial statements continued

4 Segmental analysis continued

				Central
	Retail	Private	Commercial &	items
Analysis of net fees and commissions	Banking	Banking	Institutional	& other	Total
2022	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	314	25	642	43	1,024
- Credit and debit card fees	401	15	227	18	661
- Lending and financing	17	8	673	3	701
- Brokerage	43	6	44	—	93
- Investment management, trustee and fiduciary services (3)	4	219	46	—	269
- Underwriting fees	—	—	120	—	120
- Other	—	3	88	(44)	47
Total	779	276	1,840	20	2,915

Fees and commissions payable	(357)	(26)	(260)	20	(623)
Net fees and commissions	422	250	1,580	40	2,292

2021 (1)
Continuing operations
Fees and commissions receivable
- Payment services	306	35	577	49	967
- Credit and debit card fees	344	10	149	19	522
- Lending and financing	13	10	643	4	670
- Brokerage	48	6	42	—	96
- Investment management, trustee and fiduciary services (3)	3	230	45	2	280
- Underwriting fees	—	—	127	—	127
- Other	—	35	109	(112)	32
Total	714	326	1,692	(38)	2,694

Fees and commissions payable	(337)	(68)	(252)	83	(574)
Net fees and commissions	377	258	1,440	45	2,120

2020 (1)
Fees and commissions receivable
- Payment services	264	28	543	41	876
- Credit and debit card fees	299	9	131	21	460
- Lending and financing	42	7	625	2	676
- Brokerage	54	6	94	1	155
- Investment management, trustee and fiduciary services	3	225	41	2	271
- Underwriting fees	—	—	183	—	183
- Other	1	26	89	(33)	83
Total	663	301	1,706	34	2,704

Fees and commissions payable	(284)	(44)	(403)	9	(722)
Net fees and commissions	379	257	1,303	43	1,982

	2022		2021		2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Retail Banking	226,375	192,282	209,973	192,715	197,618	178,617
Private Banking	29,867	41,491	29,854	39,388	26,206	32,457
Commercial & Institutional	404,817	383,768	425,718	411,757	491,544	460,338
Central items & other	58,994	66,016	116,447	96,329	84,123	84,255
Total	720,053	683,557	781,992	740,189	799,491	755,667

NatWest Group plc – Annual Report on Form 20-F	48

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Segmental analysis of goodwill

The total carrying value of goodwill at 31 December 2022 and 2021 was £5,522 million comprising Retail Banking £2,607 million; Commercial & Institutional £2,906 million; and Private Banking £9 million. See note 17 for further details.

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2022	£m	£m	£m	£m	£m
Continuing operations
Total revenue	15,795	117	558	104	16,574
Interest receivable	12,242	37	344	14	12,637
Interest payable	(2,567)	(2)	(221)	(5)	(2,795)
Net fees and commissions	1,983	44	207	58	2,292
Trading income	1,208	1	(104)	28	1,133
Other operating income	(140)	14	12	3	(111)
Total income (4)	12,726	94	238	98	13,156

Operating profit/(loss) before tax	5,716	(46)	(620)	82	5,132
Total assets	589,758	25,979	101,164	3,152	720,053
Total liabilities	579,476	27,039	75,092	1,950	683,557
Contingent liabilities and commitments	117,915	—	8,649	17	126,581

2021 (1)
Continuing operations
Total revenue	12,100	87	482	33	12,702
Interest receivable	8,949	20	257	8	9,234
Interest payable	(1,483)	(2)	(211)	(3)	(1,699)
Net fees and commissions	1,820	27	231	42	2,120
Trading income	247	53	(1)	24	323
Other operating income	387	2	62	—	451
Total income (4)	9,920	100	338	71	10,429
Operating profit/(loss) before tax	4,143	48	(387)	40	3,844
Total assets	693,221	21,776	64,415	2,580	781,992
Total liabilities	676,684	23,286	38,835	1,384	740,189
Contingent liabilities and commitments	117,225	1	8,114	27	125,367

2020 (1)
Continuing operations
Total revenue	12,511	211	551	174	13,447

Interest receivable	9,479	—	210	22	9,711
Interest payable	(2,163)	—	(158)	(1)	(2,322)
Net fees and commissions	1,637	33	215	97	1,982
Trading income	911	170	33	11	1,125
Other operating income	(117)	(22)	42	4	(93)
Total income (4)	9,747	181	342	133	10,403

Operating (loss)/profit before tax	(193)	(85)	(363)	88	(553)
Total assets	704,725	25,439	66,884	2,443	799,491
Total liabilities	686,500	26,932	41,018	1,217	755,667
Contingent liabilities and commitments	118,654	—	10,068	10	128,732

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(2)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.
(3)	Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2021.
(4)	Total income excludes internal service fee income which has been calculated on a cost plus mark-up basis.

NatWest Group plc – Annual Report on Form 20-F	49

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

For some NatWest Group defined benefit schemes where there is a net defined benefit surplus in excess of the present value of any economic benefits that can be obtained from that surplus, the application of accounting standards means we do not recognise that surplus on the balance sheet.

For accounting policy information see Accounting policies note 3.3.

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

Defined benefit schemes

NatWest Group sponsors a number of pension schemes in the UK and overseas, including the Main section of the NatWest Group Pension Fund (the Main section) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme’s assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one -sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members. These have been closed to new entrants for over ten years, although active members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by NatWest Group.

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

Investment strategy

The assets of the Main section, which is typical of other group schemes, represent 91% of all plan assets at 31 December 2022 (2021 - 90%) and are invested as shown below.

The Main section employs physical, derivative and non-derivative instruments to achieve a desired asset class exposure and to reduce the section’s interest rate, inflation, and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation. In particular, movements in interest rate and inflation are substantially hedged by the Trustee.

Over the year, increases in bond yields resulted in many pension schemes in the UK having to raise additional collateral to support Liability-driven investments positions held as part of their hedging strategies. Liability-driven investments (LDI) refer to assets that are expected to move broadly in line with liabilities on a specific basis. All of the Group’s schemes affected by this were able to raise the collateral needed from existing assets, with no additional support from the Group. The Trustee of the Group Pension Fund takes a prudent approach to liquidity and collateral and holds sufficient collateral to withstand substantial rises in gilt yields. The level of collateral held by some of the Group’s smaller schemes was increased over the year, so as to ensure they could withstand further large rises in gilt yields if required.

	2022			2021
Major classes of plan assets as a percentage of	Quoted	Unquoted	Total	Quoted	Unquoted	Total
total plan assets of the Main section	%	%	%	%	%	%
Equities	0.1	7.7	7.8	3.7	4.7	8.4
Index linked bonds	37.7	—	37.7	46.7	—	46.7
Government bonds	18.4	—	18.4	9.8	—	9.8
Corporate and other bonds	15.3	6.7	22.0	10.7	4.4	15.1
Real estate	—	6.0	6.0	—	4.4	4.4
Derivatives	—	8.2	8.2	—	8.8	8.8
Cash and other assets	—	(0.1)	(0.1)	—	6.8	6.8
	71.5	28.5	100.0	70.9	29.1	100.0

NatWest Group plc – Annual Report on Form 20-F	50

Notes to the consolidated financial statements continued

5 Pensions continued

The Main section’s holdings of derivative instruments are summarised in the table below:

	2022			2021
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	21	1,873	990	20	1,408	796
Interest rate swaps	103	14,317	12,546	172	8,385	4,421
Currency forwards	12	310	113	12	61	98
Equity and bond call options	—	—	—	—	1	—
Equity and bond put options	—	2	70	—	1	3
Other	1	14	19	1	9	10

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparties, including NWB Plc.

At 31 December 2022, the gross notional value of the swaps was £124 billion (2021 - £192 billion) and had a net positive fair value of £2,642 million (2021 - £4,573 million) against which the counterparties had posted approximately 112% collateral.

The schemes do not invest directly in NatWest Group but may have exposure to NatWest Group through indirect holdings. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the regulatory limit of 5% of plan assets.

	Main section				All schemes
		Present value	Asset	Net		Present value	Asset	Net
	Fair	of defined	ceiling/	pension	Fair	of defined	ceiling/	pension
	value of	benefit	minimum	assets/	value of	benefit	minimum	assets/
	plan assets	obligation (1)	funding	(liability) (2)	plan assets	obligation (2)	funding	(liability) (2)
Changes in value of net pension assets/(liability)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	51,323	(43,870)	(7,453)	—	57,249	(48,864)	(7,783)	602
Currency translation and other adjustments	—	—	—	—	(129)	116	3	(10)
Income statement - operating expenses	713	(767)	(105)	(159)	795	(901)	(109)	(215)
Other comprehensive income	841	1,056	(2,443)	(546)	872	1,061	(2,602)	(669)
Contributions by employer	705	—	—	705	780	—	—	780
Contributions by plan participants and other scheme members	8	(8)	—	—	13	(13)	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	—	—	—	—
Benefits paid	(1,569)	1,569	—	—	(1,793)	1,793	—	—
At 1 January 2022	52,021	(42,020)	(10,001)	—	57,787	(46,808)	(10,491)	488
Currency translation and other adjustments	—	—	—	—	78	(65)	(11)	2
Income statement - operating expenses
Net interest expense	932	(744)	(180)	8	1,041	(834)	(191)	16
Current service cost	—	(143)	—	(143)	—	(194)	—	(194)
Past service cost	—	(5)	—	(5)	—	(6)	—	(6)
Loss on curtailments and settlements	—	—	—	—	—	(21)	—	(21)
	932	(892)	(180)	(140)	1,041	(1,055)	(191)	(205)
Other comprehensive income
Return on plan assets excluding recognised interest income (3)	(18,180)	—	—	(18,180)	(20,326)	—	—	(20,326)
Experience gains and losses	—	(2,053)	—	(2,053)	—	(2,137)	—	(2,137)
Effect of changes in actuarial financial assumptions (3)	—	18,744	—	18,744	—	20,714	—	20,714
Effect of changes in actuarial demographic assumptions	—	23	—	23	—	(7)	—	(7)
Asset ceiling adjustments	—	—	898	898	—	—	916	916
	(18,180)	16,714	898	(568)	(20,326)	18,570	916	(840)
Contributions by employer	708	—	—	708	775	—	—	775
Contributions by plan participants and other scheme members	7	(7)	—	—	13	(13)	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	(113)	113	—	—
Benefits paid	(1,472)	1,472	—	—	(1,657)	1,657	—	—
At 31 December 2022	34,016	(24,733)	(9,283)	—	37,598	(27,601)	(9,777)	220

(1)	Defined benefit obligations are subject to annual valuation by independent actuaries.
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

(3)

Changes in market conditions during 2022 resulted in a particularly large increase in discount rate, which is the key driver of the effect of changes in actuarial financial assumptions. Given the level of hedging in place, there was a corresponding reduction in the value of plan assets over the period. The experience losses shown are mainly as a result of inflation over the year being higher than expected.

(4)

NatWest Group expects to make contributions to the Main section of £196 million in 2023. In 2022 NatWest Group made contributions of £708m to the Main scheme, including a £500m contribution paid in two instalments in January and March 2022 as required by the ring-fencing agreement with the Trustee. Such contributions do not constitute a minimum funding requirement as the obligation to pay only arises on the payment of a distribution to shareholders.

NatWest Group plc – Annual Report on Form 20-F	51

Notes to the consolidated financial statements continued

5 Pensions continued

	All schemes
	2022	2021
Amounts recognised on the balance sheet	£m	£m
Fund asset at fair value	37,598	57,787
Present value of fund liabilities	(27,601)	(46,808)
Funded status	9,997	10,979
Assets ceiling/minimum funding	(9,777)	(10,491)
	220	488

	2022	2021
Net pension assets/(liability) comprises	£m	£m
Net assets of schemes in surplus (included in Other assets, Note 18)	318	602
Net liabilities of schemes in deficit (included in Other liabilities, Note 21)	(98)	(114)
	220	488

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

A full triennial funding valuation of the Main section, effective 31 December 2020, was completed during financial year 2021.

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

These contributions are capped at £1.5 billion in total; £500 million was paid in 2022 (2021 – £500 million). The remaining distribution linked contribution to the Main section would have fallen due in 2023, but NatWest Bank has agreed with the Trustee that assets to the value of the contributions falling due will instead be paid to a new legal structure. These assets will be restricted and are reserved to ensure they are available should they be needed by the Trustee according to agreed criteria in the future. The assets under this arrangement would be available to the Group to the extent that they are not needed under the defined trigger events.

The key assumptions used to determine the funding liabilities were the discount rate, which is determined based on fixed interest swap and gilt yields plus 0.64% per annum, and mortality assumptions, which result in life expectancies of 27.7/29.4 years for males/females who are currently age 60 and 28.9/30.7 years from age 60 for males/females who are currently aged 40.

The 2020 triennial valuation of the Group Pension Fund included an allowance for the estimated impact of guaranteed minimum pension equalisation, which is reflected in the IAS 19 valuation at 31 December 2022.

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

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial assumptions (1)
	2022	2021
	%	%
Discount rate	5.0	1.8
Inflation assumption (RPI)	3.2	3.3
Rate of increase in salaries	1.8	1.8
Rate of increase in deferred pensions	3.2	3.7
Rate of increase in pensions in payment	2.5	2.5
Lump sum conversion rate at retirement	18	18
Longevity at age 60:	years	years
Current pensioners
Males	27.3	27.3
Females	29.1	29.0
Future pensioners, currently aged 40
Males	28.3	28.2
Females	30.1	30.1

(1)	The above financial assumptions are long term assumptions set with reference to the period over which the obligations are expected to be settled

NatWest Group plc – Annual Report on Form 20-F	52

Notes to the consolidated financial statements continued

5 Pensions continued

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

The weighted average duration of the Main section's defined benefit obligation at 31 December 2022 is 15.3 years (2021 - 20 years). The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2020.

The larger outflow in 2023 represents an assumption in the actuarial valuation of the level of transfers out to 31 December 2023.

NatWest Group plc – Annual Report on Form 20-F	53

Notes to the consolidated financial statements continued

5 Pensions continued

The table below shows how the net pension asset of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

	(Decrease)/	(Decrease)/	Increase in
	increase in	increase in	net pension
	value of	value of	(obligations)/
	assets	liabilities	assets
2022	£m	£m	£m
0.25% increase in interest rates/discount rate (2)	(1,389)	(907)	(482)
0.25% increase in inflation	963	632	331
0.25% increase in credit spreads	(3)	(907)	904
Longevity increase of one year	—	767	(767)
0.25% additional rate of increase in pensions in payment	—	679	(679)
Increase in equity values of 10% (1)	267	—	267
2021
0.25% increase in interest rates/discount rate	(2,917)	(1,926)	(991)
0.25% increase in inflation	1,883	1,329	554
0.25% increase in credit spreads	(3)	(1,926)	1,923
Longevity increase of one year	—	1,790	(1,790)
0.25% additional rate of increase in pensions in payment	—	1,485	(1,485)
Increase in equity values of 10% (1)	442	—	442

(1)	Includes both quoted and private equity.
(2)	A 0.5% increase in interest rates/discount rate would lead to a decrease of £2,689m in the value of assets and a £1,766m decrease in the value of liabilities at 31 December 2022.

The funded status is most sensitive to movements in credit spreads and longevity. Note the longevity sensitivities quoted above reflect the impact of a one year increase to single life annuities. The table below shows the combined change in the funded status of the Main section as a result of larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies
		-2 years	-1 years	No change	+ 1 year	+ 2 years
2022		£bn	£bn	£bn	£bn	£bn
Change in credit spreads	+50 bps	3.2	2.5	1.8	1.1	0.4
	No change	1.6	0.8	—	(0.8)	(1.5)
	-50 bps	(0.3)	(1.2)	(2.0)	(2.8)	(3.6)

2021
Change in credit spreads	+50 bps	6.9	5.3	3.8	2.3	0.8
	No change	3.6	1.8	—	(1.8)	(3.6)
	-50 bps	(0.3)	(2.4)	(4.5)	(6.6)	(8.7)

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

	2022	2021
Membership category	%	%
Active members	8.4	10.7
Deferred members	41.0	47.6
Pensioners and dependants	50.6	41.7
	100.0	100.0

The experience history of NatWest Group schemes is shown below:

	Main section					All schemes
	2022	2021	2020	2019	2018	2022	2021	2020	2019	2018
History of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	34,016	52,021	51,323	46,555	43,806	37,598	57,787	57,249	51,925	48,752
Present value of plan obligations	(24,733)	(42,020)	(43,870)	(39,669)	(35,466)	(27,601)	(46,808)	(48,864)	(44,115)	(39,607)
Net surplus	9,283	10,001	7,453	6,886	8,340	9,997	10,979	8,385	7,810	9,145

Experience (losses)/gains on plan liabilities	(2,053)	241	427	275	(122)	(2,137)	237	455	279	(81)
Experience (losses)/gains on plan assets	(18,180)	841	5,486	3,021	(1,891)	(20,326)	872	6,027	3,556	(2,090)
Actual return on plan assets	(17,248)	1,554	6,422	4,266	(768)	(19,285)	1,667	7,064	4,930	(848)
Actual return on plan assets	(33.2)%	3.0%	13.8%	9.7%	(1.7)%	(33.4)%	2.9%	13.6%	10.1%	(1.7)%

NatWest Group plc – Annual Report on Form 20-F	54

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

	2022	2021	2020
	£m	£m	£m
Fees payable for :
- the audit of NatWest Group’s annual accounts (1)	4.7	4.4	4.7
- the audit of NatWest Group plc’s subsidiaries (1)	31.9	29.6	30.6
- audit-related assurance services (1,2)	3.9	5.3	4.7
Total audit and audit-related assurance services fees	40.5	39.3	40.0

Other assurance services	1.2	0.4	0.6
Corporate finance services (3)	0.5	0.5	0.4
Total other services	1.7	0.9	1.0

(1)	The 2022 audit fee was approved by the Group Audit Committee. At 31 December 2022, £16 million has been billed and £13 million paid in respect of the 2022 NatWest Group audit fees.
(2)

Comprises fees of £1.1 million (2021 - £1.1 million) in relation to reviews of interim financial information, £2.3 million (2021 - £3.5 million) in respect of reports to NatWest Group’s regulators in the UK and overseas, and £0.4 million (2021 - £0.7 million) in relation to non-statutory audit opinions.

(3)	Comprises fees of £0.5 million (2021 - £0.5 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

7 Tax

NatWest Group’s corporate income tax charge for the period is set out below, together with a reconciliation to the expected tax charge calculated using the UK standard corporation tax rate and details of the NatWest Group’s deferred tax balances.

For accounting policy information see Accounting policies note 3.7.

Analysis of the tax charge for the year

The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years. Deferred tax is explained on page 56.

	2022	2021	2020
Continuing operations	£m	£m	£m
Current tax
Charge for the year	(1,611)	(1,036)	(191)
Over provision in respect of prior years	100	31	86
	(1,511)	(1,005)	(105)
Deferred tax
Credit/(charge)for the year	47	(185)	176
UK tax rate change impact (1)	(10)	165	75
Net increase/(decrease) in the carrying value of deferred tax assets in respect of UK, RoI and Netherlands losses	267	12	(130)
(Under)/over provision in respect of prior years (2)	(68)	17	(90)
Tax charge for the year	(1,275)	(996)	(74)

(1)

It was announced in the UK Government’s budget on 27 October 2021 that the main UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This legislative change was enacted on 24 February 2022.

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

The expected tax charge for the year is calculated by applying the standard UK corporation tax rate of 19% (2021 and 2020 – 19%) to the Operating profit or loss before tax in the income statement.

The actual tax charge differs from the expected tax charge as follows:

	2022	2021	2020
Continuing operations	£m	£m	£m
Expected tax (charge)/credit	(975)	(766)	92
Losses and temporary differences in year where no deferred tax asset recognised	(118)	(51)	(43)
Foreign profits taxed at other rates	(62)	(11)	(29)
Non deductible goodwill impairment	—	(16)	—
Items not allowed for tax:
- losses on disposals and write-downs	(10)	(55)	(22)
- UK bank levy	(20)	(18)	(32)
- regulatory and legal actions	(7)	(74)	14
- other disallowable items	(51)	(28)	(70)
Non-taxable items:
- RPI related uplift on index linked gilts (1)	67	—	—
- other non-taxable items	29	73	28
Taxable foreign exchange movements	(19)	8	(3)
Unrecognised losses brought forward and utilised	6	10	16
Net increase/(decrease) in the carrying value of deferred tax assets in respect of:
- UK losses	272	(9)	7
- RoI losses	(5)	(27)	(137)
- Netherlands losses	—	48	—
Banking surcharge	(447)	(341)	(27)
Tax on paid-in equity dividends	43	48	61
UK tax rate change impact	(10)	165	75
Adjustments in respect of prior years	32	48	(4)
Actual tax charge	(1,275)	(996)	(74)

(1)The tax impact of this adjustment (£135 million credit) is allocated across the RPI related uplift on index linked gilts, Adjustments in respect of prior years and Banking surcharge reconciling items.

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

Analysis of deferred tax

	£m	£m
Deferred tax asset	(2,178)	(1,195)
Deferred tax liability	227	359
Net deferred tax asset	(1,951)	(836)

NatWest Group plc – Annual Report on Form 20-F	56

Notes to the consolidated financial statements continued

7 Tax continued

		Accelerated			Tax losses
		capital	Expense	Financial	carried
	Pension	allowances	provisions	instruments (1)	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	(4)	(64)	(85)	480	(905)	(32)	(610)
Charge/(credit) to income statement:
- continuing operations	19	21	(5)	(10)	(1)	(33)	(9)
- discontinued operations	—	—	—	—	3	—	3
Charge/(credit) to other comprehensive income	10	—	(7)	(222)	—	(5)	(224)
Currency translation and other adjustments	(1)	1	—	—	4	—	4
At 1 January 2022	24	(42)	(97)	248	(899)	(70)	(836)
Charge/(credit) to income statement:
- continuing operations	1	(43)	14	(171)	(51)	14	(236)
- discontinued operations	—	—	—	—	—	—	—
(Credit)/charge to other comprehensive income	(2)	—	1	(913)	—	(2)	(916)
Currency translation and other adjustments	—	10	—	31	(2)	(2)	37
At 31 December 2022	23	(75)	(82)	(805)	(952)	(60)	(1,951)

(1)	The in-year movement predominantly relates to cash flow hedges.

Deferred tax assets in respect of carried forward tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2022	2021
	£m	£m
UK tax losses carried forward
- NWM Plc	3	56
- NWB Plc	445	608
- RBS plc	452	176
Total	900	840
Overseas tax losses carried forward
- UBIDAC	6	11
- NWM N.V.	46	48
	952	899

Critical accounting policy: Deferred tax

NatWest Group has recognised a deferred tax asset of £2,178 million (2021 - £1,195 million) and a deferred tax liability of £227 million (2021 - £359 million). These include amounts recognised in respect of UK and overseas tax losses of £952 million (2021 - £899 million).

It was announced in the UK Government’s budget on 27 October 2021 that the UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This legislative change was enacted on 24 February 2022. NatWest Group’s closing deferred tax assets and liabilities have therefore been recalculated taking into account this change of rate and the applicable period the deferred tax assets and liabilities are expected to crystallise.

Judgment – NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimate – These estimates are partly based on forecast performance beyond the horizon for management’s detailed plans. They have regard to inherent uncertainties, such as climate change. The deferred tax assets in NWM Plc and UBIDAC are supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2022.

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge rate introduced by The Finance (No. 2) Act 2015.

NatWest Group plc – Annual Report on Form 20-F	57

Notes to the consolidated financial statements continued

7 Tax continued

NWM Plc - A deferred tax asset of £3 million (2021 - £56 million) has been recognised in respect of losses of £12 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2022. NWM Plc expects that the balance of recognised deferred tax asset at 31 December 2022 will be recovered by the end of 2027. Of the losses remaining, £5,538 million have not been recognised in the deferred tax balance at 31 December 2022.

NWB Plc – A deferred tax asset of £445 million (2021 - £608 million) has been recognised in respect of losses of £1,847 million of total losses of £2,718 million carried forward at 31 December 2022. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. NWB Plc returned to tax profitability during 2015 and expects the deferred tax asset to be utilised against future taxable profits by the end of 2027.

RBS plc – A deferred tax asset of £452 million (2021 - £176 million) has been recognised in respect of losses of £1,821 million of total losses of £3,692 million carried forward at 31 December 2022. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2029.

Overseas tax losses

UBIDAC – A deferred tax asset of £6 million (2021 - £11 million) has been recognised in respect of losses of £48 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2022.

NatWest Market N.V. (NWM N.V.) - A deferred tax asset of £46 million (2021 - £48 million) has been recognised in respect of losses of £186 million of total losses of £2,914 million carried forward at 31 December 2022. NWM N.V. Group considers it to be probable, based on its 5 year budget forecast, that future taxable profit will be available against which the tax losses and tax credits can be partially utilised. The tax losses and the tax credits have no expiry date.

Unrecognised deferred tax

Deferred tax assets of £5,534 million (2021 - £5,437 million; 2020 - £4,965 million) have not been recognised in respect of tax losses and other deductible temporary differences carried forward of £25,742 million (2021 - £24,699 million; 2020 - £25,091 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other deductible temporary differences, £75 million expire within five years and £4,774 million thereafter. The balance of tax losses and other deductible temporary differences carried forward has no expiry date.

Deferred tax liabilities of £257 million (2021 - £302 million; 2020 - £242 million) on aggregate underlying temporary differences of £1,010 million (2021 - £1,032 million; 2020 £1,021 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. Changes to UK tax legislation largely exempts from UK tax overseas dividends received on or after 1 July 2009.

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

For accounting policy information see Accounting policies note 3.2.

This note sets out the profit/(loss) from the discontinued operations (represented for comparative periods), the assets and liabilities of the disposal group and the operating cash flows attributable to the discontinued operations.

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since the beginning of 2022 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans.

Successful migration of six tranches of performing commercial loans to AIB was completed during 2022, with €2.1 billion of gross performing loans being fully migrated by year-end. It is expected that remaining migrations of commercial customers will be materially completed in phases over H1 2023. Colleagues who are wholly or mainly assigned to supporting this part of the business are in the process of getting transferred to AIB under Transfer of Undertakings, Protection of Employment (TUPE) arrangements, with more than half having completed their move by the end of 2022. Losses on disposal of €123 million have been recognised in 2022 in respect of the migrations completed to date.

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

c.€5 billion of performing non-tracker mortgages migrated to PTSB in November 2022, with the remaining balances expected to migrate during H1 2023. In January 2023, 25 branches transferred to PTSB. The remaining performing non-tracker mortgages, micro-SME loans, Lombard Asset Finance business and all remaining eligible colleagues who will move under TUPE regulations, are also expected to transfer in 2023.

Agreement with AIB for the sale of performing tracker and linked mortgages.

In January 2023 the Competition and Consumer Protection Commission (CCPC) granted approval on the portfolio sale of performing tracker and linked mortgages to AIB. Completion of this sale is expected to occur in Q2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. This has resulted in a re-presentation of 2021 comparatives: a reduction of Operating profit before tax and Profit from continuing operations of £188 million, and an increase of Profit from discontinued operations of £188 million. Total profit for the year remains unchanged. Ulster Bank RoI continuing operations are now reported within Group central items & other. In 2022 we reclassified mortgage loans to fair value through profit or loss, which resulted in a €453 million reduction in mortgage financial assets in UBIDAC to 31 December 2022. This reclassification applies across both our continuing and discontinued operations.

(a) (Loss)/profit from discontinued operations, net of tax

	2022	2021	2020
	£m	£m	£m

Interest receivable	177	339	360
Net interest income	177	339	360
Non-interest income(1)	(472)	13	33
Total income	(295)	352	393
Operating expenses	(38)	(47)	(47)
(Loss)/profit before impairment releases/(losses)	(333)	305	346
Impairment releases/(losses)	71	162	(144)
Operating (loss)/profit before tax	(262)	467	202
Tax charge	—	(3)	(9)
(Loss)/profit from discontinued operations, net of tax	(262)	464	193

(1)	Excludes gain of £20 million (€24 million) recognised by NatWest Group as a result of acquisition of PTSB shares in relation to disposal of UBIDAC assets to PTSB.

NatWest Group plc – Annual Report on Form 20-F	59

Notes to the consolidated financial statements continued

8 Discontinued operations and assets and liabilities of disposal groups continued

(b) Assets and liabilities of disposal groups

	2022	2021
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	1,458	9,002
Other financial assets - loans to customers	5,397	—
Derivatives	—	5
Other assets	6	8
	6,861	9,015
Liabilities of disposal groups
Other liabilities	15	5
	15	5

Net assets of disposal groups	6,846	9,010

(c) Operating cash flows attributable to discontinued operations

	2022	2021	2020
	£m	£m	£m
Net cash flows from operating activities	1,090	2,212	(816)
Net cash flows from investing activities	6,164	—	—
Net increase/(decrease) in cash and cash equivalents	7,254	2,212	(816)

9 Earnings per share

Earnings per share is a metric to measure how much profit NatWest Group makes for each share that is in issue during the year. Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share is calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of dilutive share options and convertible securities. The assessment of whether the effect of share options and convertible securities is dilutive or not, is based on the earnings from continuing operations.

	2022	2021	2020
	£m	£m	£m
Earnings
Profit/(loss) from continuing operations attributable to ordinary shareholders	3,602	2,486	(946)
(Loss)/profit from discontinued operations attributable to ordinary shareholders	(262)	464	193
Profit/(loss) attributable to ordinary shareholders	3,340	2,950	(753)

Weighted average number of shares (millions)
Weighted average number of ordinary shares outstanding during the year	9,872	10,792	11,231
Effect of dilutive share options and convertible securities(1)	57	45	—
Diluted weighted average number of ordinary shares outstanding during the year	9,929	10,837	11,231

(1)	As there was a loss from continuing operations attributable to the parent company for the period to 31 December 2020, the effect of share options and convertible securities was not dilutive.
(2)

At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

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

We originate loans that include features that change the contractual cash flows based on the borrower meeting certain contractually specified environmental, social and governance (ESG) targets. These are known as ESG-linked (or sustainability-linked) loans. As part of the terms of these loans, the contractual interest rate is reduced or increased if the borrower meets (fails to meet) specific targets linked to the activity of the borrower for example reducing carbon emissions, increase the level of diversity at Board level, sustainable supply chain, etc. ESG features are first assessed to ascertain whether the adjustment to the contractual cash flows results in a de minimis exposure to risks or volatility in those contractual cash flows. If this is the case the classification of the loan is not affected. If the effect of the ESG feature is assessed as being more than de minimis, we apply judgement to ensure that the ESG features do not generate compensation for risks that are not in line with a basic lending arrangement. This includes amongst other aspects a review of the consistency of the ESG targets with the asset or activity of the borrower, consideration of the targets within our risk appetite etc. Some of these loans are an integral part of our climate and sustainable funding and financing target.

For accounting policy information see Accounting policies notes 3.8, 3.9, 3.10 and 3.12.

NatWest Group plc – Annual Report on Form 20-F	61

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Judgment: classification of financial assets

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	144,832	—	144,832
Trading assets	45,577	—	—	—	45,577
Derivatives (1)	99,545	—	—	—	99,545
Settlement balances	—	—	2,572	—	2,572
Loans to bank - amortised cost (2)	—	—	7,139	—	7,139
Loans to customers - amortised cost (3)	—	—	366,340	—	366,340
Other financial assets (4)	787	16,973	13,135	—	30,895
Intangible assets	—	—	—	7,116	7,116
Other assets	—	—	—	9,176	9,176
Assets of disposal groups (5)	—	—	—	6,861	6,861
31 December 2022	145,909	16,973	534,018	23,153	720,053

Cash and balances at central banks			177,757		177,757
Trading assets	59,158				59,158
Derivatives (1)	106,139				106,139
Settlement balances			2,141		2,141
Loans to bank - amortised cost (2)			7,682		7,682
Loans to customers - amortised cost (3)			358,990		358,990
Other financial assets	317	37,266	8,562		46,145
Intangible assets				6,723	6,723
Other assets				8,242	8,242
Assets of disposal groups				9,015	9,015
31 December 2021	165,614	37,266	555,132	23,980	781,992

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (6)	—	—	20,441	—	20,441
Customer deposits	—	—	450,318	—	450,318
Settlement balances	—	—	2,012	—	2,012
Trading liabilities	52,808	—	—	—	52,808
Derivatives (1)	94,047	—	—	—	94,047
Other financial liabilities (7)	—	2,377	46,730	—	49,107
Subordinated liabilities	—	345	5,915	—	6,260
Notes in circulation	—	—	3,218	—	3,218
Other liabilities (8)	—	—	1,205	4,141	5,346
31 December 2022	146,855	2,722	529,839	4,141	683,557

Bank deposits (6)			26,279		26,279
Customer deposits			479,810		479,810
Settlement balances			2,068		2,068
Trading liabilities	64,598		—		64,598
Derivatives (1)	100,835		—		100,835
Other financial liabilities (7)		1,671	47,655		49,326
Subordinated liabilities		703	7,726		8,429
Notes in circulation			3,047		3,047
Other liabilities (8)			1,356	4,441	5,797
31 December 2021	165,433	2,374	567,941	4,441	740,189

(1)	Includes net hedging derivatives assets of £143 million (2021 - £44 million) and net hedging derivatives liabilities of £132 million (2021 - £120 million).
(2)	Includes items in the course of collection from other banks of £229 million (2021 - £67 million).
(3)	Includes finance lease receivables of £8,402 million (2021 - £8,531 million).
(4)	Includes amounts reclassified from amortised cost to FVTPL in relation to a mortgage portfolio. Refer to Note 8 for further information.
(5)	Includes £5,397 million of assets of disposal groups reclassified from amortised cost to FVTPL during the year. The portfolio is classified as level 3 in the fair value hierarchy.
(6)	Includes items in the course of transmission to other banks of £242 million (2021 - £56 million).
(7)

The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.

(8)	Includes lease liabilities of £1,118 million (2021 - £1,263 million) held at amortised cost.

NatWest Group plc – Annual Report on Form 20-F	62

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Reclassification of mortgages from amortised cost to fair value through profit or loss

In June 2022 UBIDAC announced the cessation of new mortgage business to its customers. On 1 July 2022 UBIDAC mortgages in both its continuing and discontinued businesses were reclassified from amortised cost to fair value through profit or loss, reflecting the change in business model. We fair value these assets using a discounted cash flow method. Key inputs include assumptions around cash flows from legally binding sales agreements for those mortgage assets that form part of the assets of disposal groups.

The effect of the reclassification as at 1 July 2022 is shown below:

	Amortised cost	MFVTPL	Change in value
	£m	£m	£m
Amounts reclassified on balance sheet
Loans to customers (1)	587	606	19
Assets of disposal groups (2)	10,676	10,383	(293)
	11,263	10,989	(274)

(1)Change in value recognised in continuing operations.

(2)Change in value recognised in discontinued operations.

Additional information on finance lease receivables

The following table shows the reconciliation of undiscounted finance lease receivables to net investment in finance leases:

	2022	2021
	£m	£m
Amount receivable under finance leases
Within 1 year	3,235	3,272
1 to 2 years	2,254	2,044
2 to 3 years	1,388	1,443
3 to 4 years	833	757
4 to 5 years	411	429
After 5 years	1,130	1,423
Lease payments total	9,251	9,368
Unguaranteed residual values	171	225
Future drawdowns	(13)	(21)
Unearned income	(889)	(891)
Present value of lease payments	8,520	8,681
Impairments	(118)	(150)
Net investment in finance leases	8,402	8,531

Additional information on reverse repos and repos

The following table shows the value of reverse repos and repos included within the below balance sheet captions:

	2022	2021
	£m	£m
Reverse repos
Trading assets	21,537	20,742
Loans to banks - amortised cost	277	189
Loans to customers - amortised cost	19,750	25,962

Repos
Bank deposits	1,446	7,912
Customer deposits	9,829	14,541
Trading liabilities	23,740	19,389

Interest rate benchmark reform

NatWest Group continues to work on the transition of USD IBOR exposures to risk free rates in advance of the cessation date of 30 June 2023. Derivatives are expected to transition during April and May 2023 and other exposures in line with fallback provisions or deferred switches using widely accepted methodologies. The instruments yet to transition reflect an insignificant element of NatWest Group’s exposures. Instruments with exposures to other rates transitioned at the end of 2021, or at the first contractual reset date, or at a date agreed with the counterparty.

NatWest Group plc – Annual Report on Form 20-F	63

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

The level of exposures without explicit or agreed conversion provisions as of the preceding year were as follows:

	Rates subject to IBOR reform
	GBP LIBOR	USD IBOR	Other IBOR	Total
2021	£m	£m	£m	£m
Trading assets	62	90	—	152
Loans to banks - amortised cost	—	11	—	11
Loans to customers - amortised cost	4,788	4,565	267	9,620
Other financial assets	864	768	—	1,632

Bank deposits	—	37	—	37
Trading liabilities	31	166	—	197
Other financial liabilities	2,390	7,023	131	9,544
Subordinated liabilities	—	90	—	90

Loan commitments (1)	1,016	6,366	55	7,437

Derivatives notional (£bn)	4	1,152	—	1,156

(1)

Certain loan commitments are multi-currency facilities. Where these are fully undrawn, they are allocated to the principal currency of the facility. Where the facilities are partly drawn, the remaining loan commitment is allocated to the currency with the largest drawn amount.

At 31 December 2021, NatWest Group held certain currency swaps with both legs subject to IBOR reform, for which only the GBP LIBOR leg has an explicit or agreed conversion provisions as of 31 December 2021, but not the entire contract. These include currency swaps of GBP LIBOR of £8.7 billion with USD IBOR £8.2 billion and Other IBOR £0.5 billion; currency swaps of USD IBOR of £117 billion with GBP LIBOR £91.7 billion and Other IBOR £25.3 billion; currency swaps of EURIBOR of £0.1 billion with GBP LIBOR £0.1 billion; currency swaps of Other IBOR of £0.4 billion with USD IBOR £0.4 billion

AT1 issuances

NatWest Group has issued certain capital instruments, AT1, under which reset clauses are linked to IBOR rates subject to reform. Where under the contractual terms of the instrument the coupon resets to a rate which has IBOR as a specified component of its pricing structure, these are subject to IBOR reform and listed below:

31 December
2021
£m
US$1.15 billion 8% notes	734

NatWest Group plc – Annual Report on Form 20-F	64

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Financial instruments – financial assets and liabilities that can be offset

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

	Instruments which can be offset			Potential for offset not recognised by IFRS
				Effect of			Net amount
				master			after the effect	Instruments
				netting			of netting	outside
		IFRS	Balance	and similar	Cash	Securities	agreements and	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	agreements	sheet total
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	117,606	(18,730)	98,876	(77,365)	(14,079)	(4,571)	2,861	669	99,545
Derivative liabilities	115,177	(22,111)	93,066	(77,365)	(9,761)	(1,185)	4,755	981	94,047
Net position (1)	2,429	3,381	5,810	—	(4,318)	(3,386)	(1,894)	(312)	5,498

Trading reverse repos	35,612	(14,510)	21,102	(2,445)	—	(18,458)	199	435	21,537
Trading repos	33,767	(14,510)	19,257	(2,445)	—	(16,812)	—	4,483	23,740
Net position	1,845	—	1,845	—	—	(1,646)	199	(4,048)	(2,203)

Non trading reverse repos	25,630	(5,702)	19,928	—	—	(19,928)	—	98	20,026
Non trading repos	16,977	(5,702)	11,275	—	—	(11,275)	—	—	11,275
Net position	8,653	—	8,653	—	—	(8,653)	—	98	8,751

2021
Derivative assets	113,220	(7,961)	105,259	(85,006)	(15,035)	(2,428)	2,790	880	106,139
Derivative liabilities	108,594	(8,568)	100,026	(85,006)	(9,909)	(2,913)	2,198	809	100,835
Net position (1)	4,626	607	5,233	—	(5,126)	485	592	71	5,304

Trading reverse repos	44,529	(24,422)	20,107	(900)	—	(19,136)	71	635	20,742
Trading repos	42,664	(24,422)	18,242	(900)	—	(17,341)	1	1,147	19,389
Net position	1,865	—	1,865	—	—	(1,795)	70	(512)	1,353

Non trading reverse repos	33,729	(7,594)	26,135	—	—	(26,135)	—	16	26,151
Non trading repos	30,047	(7,594)	22,453	—	—	(22,453)	—	—	22,453
Net position	3,682	—	3,682	—	—	(3,682)	—	16	3,698

(1)	The net IFRS offset balance of £3,381 million (2021 - £607 million)relates to variation margin netting reflected on other balance sheet lines.

NatWest Group plc – Annual Report on Form 20-F	65

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

For accounting policy information see Accounting policies notes 3.8 and 3.12.

Page
Financial instruments
Critical accounting policy: Fair value	66
Valuation
Fair value hierarchy (D)	67
Valuation techniques (D)	67
Inputs to valuation models (D)	69
Valuation control (D)	68
Key areas of judgment (D)	68
Table of assets and liabilities split by fair value hierarchy level (T)	69
Valuation adjustments
Table of fair value adjustments made (T)	69
Funding valuation adjustments (FVA) (D)	70
Credit valuation adjustments (CVA) (D)	70
Bid-offer (D)	70
Product and deal specific (D)	70
Own credit (D)	70
Level 3 additional information
Level 3 ranges of unobservable inputs (D)	71
Table of level 3 instruments, valuation techniques and inputs (T)	71
Level 3 sensitivities (D)	72
Alternative assumptions (D)	72
Other considerations (D)	72
Table of high and low range of fair value of level 3 assets and liabilities (T)	72
Movement in level 3 assets and liabilities over the reporting period (D)	73
Table of the movement in level 3 assets and liabilities (T)	73
Fair value of financial instruments measured at amortised cost
Table showing the fair value of financial instruments measured at amortised cost on the balance sheet (T)	74
(D) = Descriptive; (T) = Table

NatWest Group plc – Annual Report on Form 20-F	66

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Valuation

Fair value hierarchy

Financial instruments carried at fair value have been classified under the fair value hierarchy. The classification ranges from level 1 to level 3, with more expert judgment and price uncertainty for those classified at level 3.

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

Most derivative instruments, for example vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives, are classified as level 2. This is because they are vanilla products valued using standard market models and with observable inputs. Level 2 products range from vanilla to more complex products, where more complex products remain classified as level 2 due to the low materiality of any unobservable inputs.

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

Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers, the value of the underlying collateral or inferred from observable credit spreads.

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

	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	35,260	395	35,655	—	33,482	721	34,203
Securities	7,463	2,458	1	9,922	19,563	5,371	21	24,955
Derivatives	5	98,533	1,007	99,545	—	105,222	917	106,139
Other financial assets
Loans	—	172	727	899	—	359	207	566
Securities	10,380	6,278	203	16,861	28,880	7,951	186	37,017
Total financial assets held at fair value	17,848	142,701	2,333	162,882	48,443	152,385	2,052	202,880
As % of total fair value assets	11%	88%	1%		24%	75%	1%

Liabilities
Trading liabilities
Deposits	—	42,486	1	42,487	—	38,658	2	38,660
Debt securities in issue	—	797	—	797	—	974	—	974
Short positions	7,462	2,062	—	9,524	20,507	4,456	1	24,964
Derivatives	2	93,070	975	94,047	—	100,229	606	100,835
Other financial liabilities
Debt securities in issue	—	1,327	—	1,327	—	1,103	—	1,103
Other deposits	—	1,050	—	1,050	—	568	—	568
Subordinated liabilities	—	345	—	345	—	703	—	703
Total financial liabilities held at fair value	7,464	141,137	976	149,577	20,507	146,691	609	167,807
As % of total fair value liabilities	5%	94%	1%		12%	88%	0%

(1)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
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

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

	2022	2021
Adjustment	£m	£m
Funding – FVA	173	90
Credit – CVA	300	390
Bid – Offer	130	113
Product and deal specific	141	119
	744	712

NatWest Group plc – Annual Report on Form 20-F	69

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Funding valuation adjustments on the group defined benefit pension plan increased during the year, primarily driven by increases in GBP interest rates.

The decrease in CVA was driven by a reduction in exposures, primarily due to increases in interest rates and trade exit activity, partially offset by the net impact of credit spreads widening and specific counterparty activity. The increase in bid-offer was driven by the net impact of risk changes, wider bid-offer spreads and an increase in the estimated costs of exiting certain less liquid risks. The increase in product and deal specific was driven by credit spreads widening and specific counterparty activity.

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

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques which have a significant dependence on information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in the income statement over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. On 31 December 2022, net gains of £74 million (2021 - £71 million) were carried forward. During the year, net gains of £97 million (2021 - £103 million) were deferred and £94 million (2021 - £94 million) were recognised in the income statement.

Where system generated valuations do not accurately reflect market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

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

Level 3 ranges of unobservable inputs

The table below provides additional information on level 3 instruments and inputs. This shows the valuation technique used for the fair value calculation, the unobservable input and input range.

				2022		2021
Financial instrument	Valuation technique	Unobservable inputs	Units	Low	High	Low	High
Trading assets and Other financial assets
Loans	Price-based	Price	%	—	113	—	106
	Discount cash flow	Credit spreads	bps	56	114	40	102
	Discount cash flow	Discount margin	bps	—	—	46	55

Debt securities	Price-based	Price	%	—	225	—	240

Equity Shares	Price-based	Price	GBP	—	34,027	—	30,378
	Price-based	Price	%	—	30	—	7
	Discount cash flow	Discount margin	%	6	8	6	8
	Net asset valuation	Fund NAV	%	80	120	80	120

Derivative assets and liabilities
Credit derivatives	Credit derivative pricing	Credit spreads	bps	7	530	6	635
	Option pricing	Correlation	%	(15)	95	(15)	95
		Volatility	%	30	80	30	108
		Upfront points	%	—	99	—	100
		Recovery rate	%	—	60	—	60

Interest rate & FX	Option pricing	Correlation	%	(50)	100	(50)	100
derivatives		Volatility	%	30	127	17	77
		Constant Prepayment Rate	%	2	21	2	16
		Mean Reversion	%	—	92	—	92
		Inflation volatility	%	1	2	1	2
		Inflation rate	%	2	3	2	3

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

	2022			2021
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	395	10	(10)	721	10	(10)
Securities	1	—	—	21	—	—
Derivatives	1,007	50	(50)	917	60	(70)
Other financial assets
Loans	727	—	(10)	207	10	(10)
Securities	203	20	(30)	186	20	(20)
	2,333	80	(100)	2,052	100	(110)

Liabilities
Trading liabilities
Deposits	1	—	—	2	—	—
Debt securities in issue	—	—	—	—	—	—
Short positions	—	—	—	1	—	—
Derivatives	975	30	(30)	606	30	(30)
	976	30	(30)	609	30	(30)

NatWest Group plc – Annual Report on Form 20-F	72

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities in the year.

	2022				2021
	Trading	Other			Trading	Other
	assets	financial	Total	Total	assets	financial	Total	Total
	(2)	assets (3)	assets	liabilities	(2)	assets (3)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,658	394	2,052	609	1,388	335	1,723	894
Amounts recorded in the income statement (1)	157	(14)	143	381	(93)	(29)	(122)	(90)
Amounts recorded in the statement of comprehensive income	—	(20)	(20)	—	—	23	23	—
Level 3 transfers in	194	532	726	81	125	3	128	20
Level 3 transfers out	(269)	(68)	(337)	(64)	(104)	(6)	(109)	(168)
Purchases/originations	629	185	814	382	965	452	1,416	305
Settlements/other decreases	(115)	—	(115)	(41)	(47)	(364)	(411)	(28)
Sales	(857)	(101)	(958)	(378)	(573)	(17)	(590)	(321)
Foreign exchange and other	6	22	28	6	(3)	(3)	(6)	(3)
At 31 December	1,403	930	2,333	976	1,658	394	2,052	609

Amounts recorded in the income statement in respect of balances held at year end:
- unrealised	157	(16)	141	381	(93)	(32)	(126)	(90)

(1)	There were £224 million net losses on trading assets and liabilities (2021 - £3 million net losses) recorded in income from trading activities. Net losses on other instruments of £14 million (2021 - £29 million net losses) were recorded in other operating income and interest income as appropriate.
(2)	Trading assets comprise assets held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

NatWest Group plc – Annual Report on Form 20-F	73

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet.

	Items where
	fair value
	approximates	Carrying	Fair	Fair value hierarchy level
	carrying value	value	value	Level 1	Level 2	Level 3
2022	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	144.8	—	—	—	—	—
Settlement balances	2.6	—	—	—	—	—
Loans to banks	0.1	7.0	7.0	—	4.2	2.8
Loans to customers	—	366.3	354.5	—	20.3	334.2
Other financial assets - securities	—	13.1	12.8	3.6	3.2	6.0
2021
Financial assets
Cash and balances at central banks	177.8	—	—	—	—	—
Settlement balances	2.1	—	—	—	—	—
Loans to banks	0.1	7.5	7.5	—	5.0	2.5
Loans to customers	—	359.0	354.1	—	28.0	326.1
Other financial assets - securities	—	8.6	8.6	4.4	0.7	3.5
2022
Financial liabilities
Bank deposits	4.7	15.7	15.3	—	13.1	2.2
Customer deposits	407.0	43.3	43.3	—	12.7	30.6
Settlement balances	2.0	—	—	—	—	—
Other financial liabilities - debt securities in issue	—	46.7	46.1	—	40.7	5.4
Subordinated liabilities	—	5.9	5.6	—	5.5	0.1
Notes in circulation	3.2	—	—	—	—	—
2021
Financial liabilities
Bank deposits	4.9	21.4	21.0	—	18.7	2.3
Customer deposits	442.4	37.4	37.6	—	18.1	19.5
Settlement balances	2.1	—	—	—	—	—
Other financial liabilities - debt securities in issue	—	47.7	48.6	—	41.4	7.2
Subordinated liabilities	—	7.7	8.3	—	8.2	0.1
Notes in circulation	3.0	—	—	—	—	—

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments, including but not limited to; cash and balances at central banks, settlement balances, loans with short-term maturities, notes in circulation and customer demand deposits, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)	Contractual cashflows that are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.
(b)	Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients' option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Ulster Bank RoI, Commercial & Institutional (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments. The remaining population is valued using discounted cashflows at current offer rates

Bank and customer deposits

Fair values of deposits are estimated using discounted cash flow valuation techniques. Where required, methodologies can be revised as additional information and valuation inputs become available.

NatWest Group plc – Annual Report on Form 20-F	74

Notes to the consolidated financial statements continued

12 Financial instruments - maturity analysis

Remaining maturity

This note shows the maturity profile of NatWest Group’s financial assets and liabilities by contractual date of maturity and contractual cash flows.

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2022			2021
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	144,832	—	144,832	177,757	—	177,757
Trading assets	35,944	9,633	45,577	40,263	18,895	59,158
Derivatives	38,107	61,438	99,545	34,538	71,601	106,139
Settlement balances	2,572	—	2,572	2,141	—	2,141
Loans to banks - amortised cost	6,872	267	7,139	7,425	257	7,682
Loans to customers - amortised cost	84,289	282,051	366,340	103,689	255,301	358,990
Other financial assets	6,128	24,767	30,895	11,151	34,994	46,145

Liabilities
Bank deposits	7,799	12,642	20,441	13,715	12,564	26,279
Customer deposits	448,821	1,497	450,318	478,801	1,009	479,810
Settlement balances	2,012	—	2,012	2,068	—	2,068
Trading liabilities	42,760	10,048	52,808	41,664	22,934	64,598
Derivatives	39,331	54,716	94,047	34,593	66,242	100,835
Other financial liabilities	13,796	35,311	49,107	16,060	33,266	49,326
Subordinated liabilities	973	5,287	6,260	1,375	7,054	8,429
Notes in circulation	3,218	—	3,218	3,047	—	3,047
Lease liabilities	137	981	1,118	238	1,025	1,263

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

MFVTPL assets of £145.8 billion (2021 - £165.6 billion) and HFT liabilities of £146.7 billion (2021 - £165.3 billion) have been excluded from the following tables.

NatWest Group plc – Annual Report on Form 20-F	75

Notes to the consolidated financial statements continued

12 Financial instruments - maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2022	£m	£m	£m	£m	£m	£m
Assets by contractual maturity up to 20 years
Cash and balances at central banks	144,832	—	—	—	—	—
Derivatives held for hedging	130	345	28	41	(44)	43
Settlement balances	2,572	—	—	—	—	—
Loans to banks - amortised cost	5,254	1,621	17	288	—	—
Loans to customers - amortised cost	50,923	43,417	76,278	55,128	85,038	100,085
Other financial assets (1)	2,771	4,507	8,391	7,835	5,706	2,524
Finance lease	96	267	857	482	549	296
	206,578	50,157	85,571	63,774	91,249	102,948

Liabilities by contractual maturity up to 20 years
Bank deposits	6,690	1,445	5,662	8,503	89	—
Customer deposits	437,830	11,389	1,252	2	14	20
Settlement balances	2,012	—	—	—	—	—
Derivatives held for hedging	280	(371)	586	306	116	85
Other financial liabilities	6,720	6,640	18,833	13,906	7,361	294
Subordinated liabilities	96	1,073	2,690	1,897	1,541	328
Other liabilities - Notes in circulation	3,218	—	—	—	—	—
Lease liabilities	41	113	260	203	318	254
	456,887	20,289	29,283	24,817	9,439	981

Guarantees and commitments - notional amount
Guarantees (2)	3,150	—	—	—	—	—
Commitments (3)	118,779	—	—	—	—	—
	121,929	—	—	—	—	—

2021
Assets by contractual maturity up to 20 years
Cash and balances at central banks	177,757	—	—	—	—	—
Derivatives held for hedging	(23)	(32)	72	15	10	17
Settlement balances	2,141	—	—	—	—	—
Loans to banks - amortised cost	5,735	1,689	21	—	—	—
Loans to customers - amortised cost	65,760	43,144	63,979	45,057	73,044	90,115
Other financial assets (1)	3,924	7,576	10,467	8,048	7,444	5,523
Finance lease	290	340	746	504	704	377
	255,584	52,717	75,285	53,624	81,202	96,032

Liabilities by contractual maturity up to 20 years
Bank deposits	13,292	421	566	12,003	—	—
Customer deposits	473,123	5,440	1,155	73	4	19
Settlement balances	2,068	—	—	—	—	—
Derivatives held for hedging	(57)	(31)	561	155	(152)	(198)
Other financial liabilities	6,967	9,293	16,953	10,062	7,905	292
Subordinated liabilities	66	1,604	3,481	2,170	1,496	563
Other liabilities- Notes in circulation	3,047	—	—	—	—	—
Lease liabilities	74	161	220	167	281	251
	498,580	16,888	22,936	24,630	9,534	927

Guarantees and commitments - notional amount
Guarantees (2)	2,055	—	—	—	—	—
Commitments (3)	118,536	—	—	—	—	—
	120,591	—	—	—	—	—

(1)	Other financial assets exclude equity shares.
(2)	NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
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

For accounting policy information see Accounting policies note 3.8.

	2022	2021
Assets	£m	£m
Loans
Reverse repos	21,537	20,742
Collateral given	13,005	12,047
Other loans	1,113	1,414
Total loans	35,655	34,203
Securities
Central and local government
- UK	2,205	6,919
- US	2,345	3,329
- other	2,799	10,929
Financial institutions and corporate	2,573	3,778
Total securities	9,922	24,955
Total	45,577	59,158

Liabilities
Deposits
Repos	23,740	19,389
Collateral received	17,680	17,718
Other deposits	1,067	1,553
Total deposits	42,487	38,660
Debt securities in issue	797	974
Short positions	9,524	24,964
Total	52,808	64,598

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

For accounting policy information see Accounting policies note 3.8 and 3.12.

	2022			2021
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts	3,168	45,829	45,237	3,167	38,517	39,286
Interest rate contracts	10,742	53,480	48,535	8,919	67,458	61,206
Credit derivatives	15	236	275	14	154	343
Equity and commodity contracts	—	—	—	—	10	—
		99,545	94,047		106,139	100,835

NatWest Group applies hedge accounting to reduce the accounting mismatch caused in the income statement by using derivatives to hedge the following risks: interest rate, foreign exchange and the foreign exchange risk associated with net investment in foreign operations.

NatWest Group’s interest rate hedging relates to the management of NatWest Group’s non-trading structural interest rate risk, caused by the mismatch between fixed interest rates and floating interest rates on its financial instruments. NatWest Group manages this risk within approved limits. Residual risk positions are hedged with derivatives, principally interest rate swaps.

Suitable larger fixed rate financial instruments are subject to fair value hedging in line with documented risk management strategies

Cash flow hedges of interest rate risk relate to exposures to the variability in future interest payments and receipts due to the movement of benchmark interest rates on forecast transactions and on financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps, which convert variable cash flows into fixed. For these cash flow hedge relationships, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant benchmark rates, most notably USD LIBOR, SOFR, EURIBOR, SONIA and the Bank of England Official Bank Rate. The variability in cash flows due to movements in the relevant benchmark rate is hedged; this risk component is identified using the risk management systems of NatWest Group and encompasses the majority of cash flow variability risk.

NatWest Group plc – Annual Report on Form 20-F	77

Notes to the consolidated financial statements continued

14 Derivatives continued

Fair value hedges of interest rate risk involve interest rate swaps transforming the fixed interest rate risk in financial assets and financial liabilities to floating. The hedged risk is the risk of changes in the hedged item’s fair value attributable to changes in the benchmark interest rate risk component of the hedged item. The significant benchmarks identified as risk components are USD LIBOR, SOFR, EURIBOR and SONIA. These risk components are identified using the risk management systems of NatWest Group and encompass the majority of the hedged item’s fair value risk.

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

For all cash flow hedging and fair value hedge relationships, and net investment hedging, NatWest Group determines that there is an adequate level of offsetting between the hedged item and hedging instrument at inception and on an ongoing basis. This is achieved by comparing movements in the fair value of the expected highly probable forecast cash flows/fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging instruments. The method used for comparing movements is either regression testing or the dollar offset method. The method for testing effectiveness and the period over which the test is performed depends on the applicable risk management strategy and is applied consistently to each risk management strategy. Hedge effectiveness is assessed on a cumulative basis and the determination of effectiveness is in line with the requirements of IAS39.

NatWest Group uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting. Hedge ineffectiveness is measured in line with the requirements of IAS39 and recognised in the income statement as it arises.

Included in the table below are derivatives held for hedging purposes as follows:

	2022				2021
				Changes in fair				Changes in fair
				value used for				value used for
	Notional	Assets	Liabilities	hedge ineffectiveness (1)	Notional	Assets	Liabilities	hedge ineffectiveness (1)
	£bn	£m	£m	£m	£bn	£m	£m	£m
Fair value hedging
Interest rate contracts	58.7	1,554	3,009	482	65.6	1,176	2,057	897

Cash flow hedging
Interest rate contracts	167.6	2,681	6,207	(3,342)	133.1	952	1,149	(931)
Exchange rate contracts	6.3	142	112	(3)	7.3	30	109	27

Net investment hedging
Exchange rate contracts	0.5	1	9	4	0.5	11	1	7
	233.1	4,378	9,337	(2,859)	206.5	2,169	3,316	—
IFRS netting/Clearing house settlements		(4,235)	(9,205)			(2,125)	(3,196)
		143	132			44	120

(1)	The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.

NatWest Group plc – Annual Report on Form 20-F	78

Notes to the consolidated financial statements continued

14 Derivatives continued

The following table shows the period in which the notional of hedging contract ends:

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years	20+ years	Total
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Fair value hedging
Hedging assets - interest rate risk	0.5	1.9	4.7	4.9	4.2	2.5	1.1	19.8
Hedging liabilities - interest rate risk	1.0	2.9	14.6	10.3	9.6	0.5	—	38.9
Cash flow hedging
Hedging assets
Interest rate risk	6.6	9.4	46.5	21.9	10.1	—	—	94.5
Average fixed interest rate (%)	1.36	1.98	1.71	2.04	1.02	3.12	—	1.72
Hedging liabilities
Interest rate risk	17.3	26.8	15.7	5.1	7.5	0.7	—	73.1
Average fixed interest rate (%)	1.27	0.95	2.75	1.03	2.68	4.55	—	1.63
Hedging assets
Exchange rate risk	0.1	—	—	—	—	—	—	0.1
Hedging liabilities
Exchange rate risk	—	1.1	2.8	2.1	0.2	—	—	6.2
Net investment hedging
Exchange rate risk	0.5	—	—	—	—	—	—	0.5
2021
Fair value hedging
Hedging assets - interest rate risk	0.9	2.5	5.5	5.7	6.2	4.9	4.5	30.2
Hedging liabilities - interest rate risk	1.1	4.2	11.8	9.3	8.4	0.6	0.0	35.4
Cash flow hedging
Hedging assets
Interest rate risk	5.4	8.1	14.3	24.5	11.4	—	—	63.7
Average fixed interest rate (%)	1.40	1.19	1.35	0.65	0.82	—	—	0.97
Hedging liabilities
Interest rate risk	8.8	21.1	33.0	3.3	2.5	0.7	—	69.4
Average fixed interest rate (%)	0.50	0.24	0.41	0.47	1.01	4.55	—	0.44
Hedging assets
Exchange rate risk	—	—	—	—	—	—	—	—
Hedging liabilities
Exchange rate risk	0.1	2.4	3.5	1.3	—	—	—	7.3
Net investment hedging
Exchange rate risk	0.5	—	—	—	—	—	—	0.5

For cash flow hedging of exchange rate risk, the average foreign exchange rates applicable across the relationships were as below for the main currencies hedged.

	2022	2021
INR/GBP	100.54	106.58
USD/GBP	1.29	1.38
CHF/GBP	1.15	1.25
JPY/GBP	132.89	132.93
JPY/USD	128.29	n/a
NOK/USD	9.21	n/a
CNH/GBP	n/a	8.74

For net investment hedging of exchange rate risk, the average foreign exchange rates applicable were as below for the main currencies hedged.

	2022	2021
SEK/GBP	13.23	11.74
DKK/GBP	n/a	8.85
NOK/GBP	12.34	12.12
AED/USD	4.42	3.67
USD/GBP	1.20	1.32

NatWest Group plc – Annual Report on Form 20-F	79

Notes to the consolidated financial statements continued

14 Derivatives continued

The table below analyses assets and liabilities subject to hedging derivatives.

				Impact on
			Changes in fair	hedged items
	Carrying value	Impact on	value used as	ceased to be
	of hedged	hedged items	a basis to	adjusted for
	assets and	included in	determine	hedging
	liabilities	carrying value	ineffectiveness (1)	gains or losses
2022	£m	£m	£m	£m
Fair value hedging - interest rate
Loans to banks and customers - amortised cost	5,764	(526)	(1,236)	63
Other financial assets - securities	12,897	(922)	(2,525)	(2)
Total	18,661	(1,448)	(3,761)	61

Bank and customer deposits	565	(3)	3	—
Other financial liabilities - debt securities in issue	35,856	(2,222)	2,790	—
Subordinated liabilities	5,504	(547)	526	—
Total	41,925	(2,772)	3,319	—

Cash flow hedging - interest rate
Loans to banks and customer - amortised cost (2)	93,212		5,263
Other financial assets - securities	1,176		73
Total	94,388		5,336

Bank and customer deposits	72,610	—	(2,008)	—
Other financial liabilities - debt securities in issue	571	—	(46)	—
Total	73,181	—	(2,054)	—

Cash flow hedging - exchange rate
Loans to banks and customer - amortised cost (2)	—		—
Other financial assets - securities	—		—
Total	—		—

Other financial liabilities - debt securities in issue	4,141		(2)
Subordinated liabilities	—		—
Other	204		5
Total	4,345		3

2021
Fair value hedging - interest rate
Loans to banks and customers - amortised cost	6,603	701	(478)	69
Other financial assets - securities	30,882	518	(1,576)	—
Total	37,485	1,219	(2,054)	69

Other financial liabilities - debt securities in issue	34,371	454	953	—
Subordinated liabilities	6,235	(9)	255	—
Total	40,606	445	1,208	—

Cash flow hedging - interest rate
Loans to banks and customers - amortised cost	63,025		1,984
Other financial assets - securities	714		26
Total	63,739		2,010

Bank and customer deposits	68,383		(1,084)
Other financial liabilities - debt securities in issue	1,006		(21)
Total	69,389		(1,105)

Cash flow hedging - exchange rate
Loans to banks and customer - amortised cost	21		—
Other financial assets - securities	2		—
Total	23		—

Cash flow hedging - exchange rate
Other financial liabilities - debt securities in issue	6,337		(5)
Subordinated liabilities	742		(12)
Other	200		(10)
Total	7,279		(27)

(1)The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2)Includes cash and balances at central banks.

NatWest Group plc – Annual Report on Form 20-F	80

Notes to the consolidated financial statements continued

14 Derivatives continued

The following table shows an analysis of the pre-tax cash flow hedge reserve and foreign exchange hedge reserve.

	2022		2021
		Foreign		Foreign
	Cash flow	exchange	Cash flow	exchange
	hedge reserve	hedge reserve	hedge reserve	hedge reserve
	£m	£m	£m	£m
Continuing
Interest rate risk	(3,576)	—	(295)	—
Foreign exchange risk	16	(85)	23	53
De-designated
Interest rate risk	(297)	—	(297)	—
Foreign exchange risk	20	(880)	10	(759)
Total	(3,837)	(965)	(559)	(706)

	2022		2021
		Foreign		Foreign
	Cash flow	exchange hedge	Cash flow	exchange hedge
	hedge reserve	reserve	hedge reserve	reserve
	£m	£m	£m	£m
Amount recognised in equity
Interest rate risk	(2,997)	(64)	(700)	—
Foreign exchange risk	24	(202)	13	88
Total	(2,973)	(266)	(687)	88

Amount transferred from equity to earnings
Interest rate risk to net interest income	(252)	—	(181)	—
Interest rate risk to non-interest income (1)	(21)	—	20	—
Interest rate risk to operating expenses	(14)	—	—	—
Foreign exchange risk to net interest income	(29)	—	(4)	2
Foreign exchange risk to non-interest income	15	7	1	(2)
Foreign exchange risk to operating expenses	(3)	—	3	—
Total	(304)	7	(161)	—

(1)	There was £21 million (2021 - £20 million) reclassified with the cash flow reserve to earnings due to forecasted cash flows that are no longer expected to occur.

Hedge ineffectiveness recognised in other operating income comprises:

	2022	2021	2020
	£m	£m	£m
Fair value hedging
(Loss)/gain on hedged items attributable to the hedged risk	(442)	(846)	877
Gain/(loss) on the hedging instruments	482	897	(875)
Fair value hedging ineffectiveness	40	51	2
Cash flow hedging
Interest rate risk	(60)	(26)	22
Cash flow hedging ineffectiveness	(60)	(26)	22
Total	(20)	25	24

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

-

The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge).

-	Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and
-	Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

NatWest Group plc – Annual Report on Form 20-F	81

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

For accounting policy information see Accounting policies note 2.3. Further disclosures on credit risk and information on ECL methodology are shown from page 176 of Exhibit 15.2.

The table below summarises loans and credit impairment measures within the scope of IFRS 9 Expected credit losses framework.

	2022	2021
	£m	£m
Loans - amortised cost and FVOCI
Stage 1	325,224	330,824
Stage 2	46,833	33,981
Stage 3	5,096	5,022
Of which: individual	1,121	1,215
Of which: collective	3,975	3,807
	377,153	369,827
ECL provisions (1)
- Stage 1	632	302
- Stage 2	1,043	1,478
- Stage 3	1,759	2,026
Of which: individual	287	363
Of which: collective	1,472	1,663
	3,434	3,806
ECL provision coverage (2)
- Stage 1 (%)	0.19	0.09
- Stage 2 (%)	2.23	4.35
- Stage 3 (%)	34.52	40.34
	0.91	1.03
Continuing operations
Impairment (releases)/losses
ECL (release)/charge (3,4)	337	(1,173)
Stage 1	(290)	(1,317)
Stage 2	393	(164)
Stage 3	234	308
Of which: individual	54	20
Of which: collective	180	288

Amounts written off	482	876
Of which: individual	168	455
Of which: collective	314	421

(1)	Includes loans to customers and banks.
(2)	Includes £3 million (2021 - £5 million) related to assets classified as FVOCI and £0.1 billion (2021 - £0.1 billion related to off-balance sheet exposures.
(3)	ECL provisions coverage is calculated as total ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(4)

Includes a £3 million charge (2021 - £3 million release) related to other financial assets, of which nil (2021 - £2 million release) related to assets classified as FVOCI; and £5 million release (2021 - £34 million release) related to contingent liabilities.

(5)

The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £143.3 billion (2021 - £176.3 billion) and debt securities of £29.9 billion (2021 – £44.9 billion).

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

Critical accounting policy: Loan impairment provisions

Accounting policies note 2.3 sets out how the expected loss approach is applied. At 31 December 2022, customer loan impairment provisions amounted to £3,434 million (2021 - £3,806 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes, changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

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

For accounting policy information see Accounting policy 3.8.

	Debt securities
	Central and local government			Other		Equity
	UK	US	Other	debt	Total	shares	Loans	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	—	—	—	2	2	3	782	787
Fair value through other comprehensive income (1)	802	7,175	1,757	6,765	16,499	357	117	16,973
Amortised cost	2,562	937	54	9,582	13,135	—	—	13,135
Total	3,364	8,112	1,811	16,349	29,636	360	899	30,895

2021
Mandatory fair value through profit or loss	—	—	—	6	6	13	298	317
Fair value through other comprehensive income (1)	11,938	10,086	5,604	9,058	36,686	312	268	37,266
Amortised cost	3,821	156	81	4,504	8,562	—	—	8,562
Total	15,759	10,242	5,685	13,568	45,254	325	566	46,145

(1)

Upon initial recognition, NatWest Group occasionally irrevocably designates some of its equity investments as equity instruments at FVOCI when they meet the definition of equity under IAS 32 Financial instruments: presentation, are not held for trading or they are held for strategic purposes. Such classification is determined on an instrument-by-instrument basis. Gains and losses on these equity instruments are not recycled to the income statement and dividends are recognised in profit or loss except when they represent a recovery of part of the cost of the instrument, in which case such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

During the year NatWest Group acquired £146 million of equity shares in Permanent TSB Group Holdings p.l.c. as part consideration on the sale of certain assets. Refer to Note 8 for additional information on assets of disposal groups. In addition, NatWest Group acquired £26 million of equity shares in Vodeno Limited.

NatWest Group disposed of equity shares in Visa Inc. of £99 million and UBS Equity Funds of £69 million. There were no significant disposals in the prior year. There are no significant dividends on equity shares held at FVOCI in either year.

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

For accounting policy information see Accounting policies notes 3.4 and 3.5.

	2022			2021
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	9,939	3,050	12,989	9,939	2,592	12,531
Currency translation and other adjustments	(8)	(3)	(11)	—	29	29
Additions	—	743	743	—	479	479
Disposals and write-off of fully amortised assets	—	(27)	(27)	—	(50)	(50)
At 31 December	9,931	3,763	13,694	9,939	3,050	12,989

Accumulated amortisation and impairment
At 1 January	4,417	1,849	6,266	4,332	1,544	5,876
Currency translation and other adjustments	(8)	(4)	(12)	—	31	31
Disposals and write-off of fully amortised assets	—	(17)	(17)	—	(28)	(28)
Impairment of intangible assets	—	—	—	85	2	87
Amortisation charge for the year	—	341	341	—	300	300
At 31 December	4,409	2,169	6,578	4,417	1,849	6,266

Net book value at 31 December	5,522	1,594	7,116	5,522	1,201	6,723

(1)	Principally internally generated software.

Intangible assets and goodwill are reviewed for indicators of impairment. No impairment was indicated at 31 December 2022. In 2021 goodwill in the Retail Banking segment was impaired by £85 million.

NatWest Group’s goodwill acquired in business combinations is reviewed for impairment annually at 31 December by cash-generating unit (CGU) (2022 and 2021: Retail Banking £2,607 million; Commercial Banking £2,606 million; Private Banking £9 million; and RBS International £300 million). Analysis by reportable segment is in Note 4 Segmental analysis.

Impairment testing involves the comparison of the carrying value of each CGU with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management, which are consistent with NatWest Group’s capital targets.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. Value in use is the present value of expected future cash flows from the CGU.

The recoverable amounts for all CGUs at 31 December 2022 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected growth of the CGUs (2022: 1.4% and 2021: 1.6%). The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs (2022: 15.3% for Retail Banking, Commercial Banking and Private Banking, 14% for RBS International, and 2021: 13.9% for Retail Banking, Commercial Banking and Private Banking, 12.1% for RBS International).

NatWest Group plc – Annual Report on Form 20-F	85

Notes to the consolidated financial statements continued

18 Other assets

Other assets are not financial assets and reflect a grouping of assets that are not large enough to present separately on the balance sheet.

	2022	2021
	£m	£m
Interests in associates (1)	688	716
Property, plant and equipment (2)	4,240	4,230
Pension schemes in net surplus (Note 5)	318	602
Prepayments	340	360
Accrued income	327	248
Tax recoverable	279	190
Deferred tax (Note 7)	2,178	1,195
Acceptances	237	225
Other	569	476
Other assets	9,176	8,242

(1)	Includes interest in Business Growth Fund £677 million (2021 - £700 million).
(2)

The estimated useful lives of NatWest Group's property, plant and equipment are: freehold buildings and long leasehold 50 years, short leaseholds for unexpired period of lease, property adaptation costs 10 to 15 years, computer equipment up to 5 years and other equipment 4 to 15 years.

19 Other financial liabilities

Other financial liabilities consist of customer deposits designated at fair value and debt securities in issue.

For accounting policy information see Accounting policies notes 3.8 and 3.11.

	2022	2021
	£m	£m
Customer deposits - designated as at fair value through profit or loss	1,050	568
Debt securities in issue
- MRELs	22,265	23,422
- Other medium term notes	16,419	12,430
- Commercial paper and certificates of deposit	5,672	9,153
- Covered bonds	2,842	2,886
- Securitisation	859	867
Total	49,107	49,326

NatWest Group plc – Annual Report on Form 20-F	86

Notes to the consolidated financial statements continued

20 Subordinated liabilities

Subordinated liabilities are debt securities that, in the event of winding up or bankruptcy, rank below other liabilities for interest payments and repayment.

For accounting policy information see Accounting policies notes 3.8 and 3.11.

	2022	2021
	£m	£m
Dated loan capital	5,968	8,051
Undated loan capital	173	259
Preference shares	119	119
	6,260	8,429

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

		First call	Maturity	Capital	2022	2021
Dated loan capital		date	date	treatment	£m	£m
Natwest Group plc
$2,250 million	6.13% notes	—	Dec-22	Tier 2	—	986
$2,250 million	5.13% notes	—	May-24	Tier 2	706	956
$2,000 million	6.00% notes	—	Dec-23	Tier 2	536	1,073
£1,000 million	3.622% notes	Aug-25	Aug-30	Tier 2	964	995
£1,000 million	2.105% notes	Aug-26	Nov-31	Tier 2	1,001	999
$1,000 million	6.10% notes	—	Jun-23	Tier 2	126	354
$850 million	3.032% notes	Nov-30	Nov-35	Tier 2	555	584
€750 million	1.043% notes	Jun-27	Sep-32	Tier 2	665	630
$750 million	3.754% notes	Nov-24	Nov-29	Tier 2	626	558
£650 million	7.416% notes	Mar-28	Jun-33	Tier 2	641	—
$650 million	6.425% notes	Jan-34	Jan-43	Not applicable	—	554
					5,820	7,689

Other subsidiaries
$650 million	6.3% notes	Jan-34	Dec-43	Not applicable	—	39
€300 million	Floating rate notes	—	Jun-22	Tier 2	—	252
€170 million	Floating rate notes	—	Feb-41	Not applicable	223	331
$150 million	7.125% notes	—	Oct-93	Not applicable	18	113
€145.6 million	Floating rate notes	—	Apr-23	Tier 2	122	119
$136 million	7.75% notes	—	May-23	Not applicable	83	104
					6,266	8,647

Undated loan capital
Natwest Group plc
$762 million	7.648% notes	Sep-31	—	Not applicable	—	51

Other subsidiaries
£16 million	5.63% notes	Sep-26	—	Not applicable	18	20
£19 million	5.63% notes	Jun-32	—	Tier 2	—	1
£21 million	6.2% notes	Mar-22	—	Tier 2	—	22
£31 million	7.38% notes	—	—	Not applicable	2	1
£53 million	7.125% notes	Oct-22	—	Not applicable	—	56
€31 million	11.375% notes	—	—	Tier 2	48	45
£35 million	11.5% notes	Dec-22	—	Not applicable	72	31
£11 million	11.75% notes	—	—	Tier 2	25	24
£1.1 million	SONIA + 2.8266% notes	—	—	Tier 2	2	2
£4.9 million	2.5% fixed notes	—	—	Not applicable	6	6
					173	259

Preference shares
Other subsidiaries
£140 million	Non-cumulative preference shares of £1	—	—	Not applicable	119	119
					119	119

Fair Value Hedging					(298)	(596)
					6,260	8,429

(1)	Notes redeemed before call date as tax and regulatory benefits discontinued.

NatWest Group plc – Annual Report on Form 20-F	87

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

	2022	2021
Other liabilities	£m	£m
Lease liabilities	1,118	1,263
Provisions for liabilities and charges	1,138	1,268
Retirement benefit liabilities (Note 5)	98	114
Accruals	1,407	1,508
Deferred income	355	319
Current tax	55	12
Deferred tax (Note 7)	227	359
Acceptances	237	225
Other liabilities (1)	711	729
	5,346	5,797

(1)	Other liabilities include liabilities of disposal groups of £15 million (2021 - £5 million). See Note 8 for further information.

		Litigation and		Financial
	Customer	other		commitments
	redress (1)	regulatory	Property	and guarantees	Other (2)	Total
Provisions for liabilities and charges	£m	£m	£m	£m	£m	£m
At 1 January 2022	474	277	231	93	193	1,268
Expected credit loss impairment release	—	—	—	(6)	—	(6)
Currency translation and other movements	2	20	—	—	7	29
Charge to income statement	178	36	31	—	193	438
Release to income statement	(45)	(14)	(71)	—	(60)	(190)
Provisions utilised	(178)	(79)	(37)	—	(107)	(401)
At 31 December 2022	431	240	154	87	226	1,138

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

For accounting policy information see Accounting policies note 2.4.

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

Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

-	Customer redress: Provisions reflect the estimated cost of redress attributable to claims where it is determined that a present obligation exists.
-	Litigation and other regulatory: NatWest Group is engaged in various legal proceedings, both in the UK and in overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, refer to Note 26.
-	Property: This includes provision for contractual costs associated with vacant properties.
-	Other provisions: These materially comprise provisions for onerous contracts and restructuring costs. Onerous contract provisions comprise an estimate of the costs involved in fulfilling the terms and conditions of contracts net of any expected benefits to be received. This includes provision for contractual costs associated with vacant properties. Redundancy and restructuring provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists.

Background information for all material provisions is given in Note 26.

NatWest Group plc – Annual Report on Form 20-F	88

Notes to the consolidated financial statements continued

22 Share capital and other equity

Share capital consists of ordinary shares and preference shares and is measured as the number of shares allotted and fully paid multiplied by the nominal value of a share. Other equity includes paid-in equity, merger reserves, capital redemption reserve and own shares held.

For accounting policy information see Accounting policies note 3.11.

			Number of shares
	2022	2021	2022	2021
Allotted, called up and fully paid	£m	£m	000s	000s
Ordinary shares of £1.0769 (1)	10,539	11,468	9,786,024	11,467,982
Cumulative preference shares of £1	0.5	0.5	483	483
Non-cumulative preference shares of US$0.01 (2)	—	—	—	10

(1)	The nominal value of ordinary shares without rounding is £1.076923076923077 per share
(2)	The company redeemed the Series U Non-cumulative dollar preference shares on 31 March 2022.

		Number of
Movement in allotted, called up and fully paid ordinary shares	£m	shares 000s
At 1 January 2021	12,129	12,129,165
Shares issued	38	37,584
Share cancellation	(699)	(698,767)
At 1 January 2022	11,468	11,467,982
Share cancellation	(929)	(929,188)
Share consolidation	—	(752,770)
At 31 December 2022	10,539	9,786,024

Ordinary shares

At a General Meeting of the company on 25 August 2022, shareholders approved a share consolidation of the company’s ordinary shares. Every 14 existing ordinary shares of £1 each in the capital of the company in issue as at 26 August 2022 were consolidated into one intermediate ordinary share of £14.00 and immediately divided into 13 new ordinary shares of £1.0769 in the capital of the company.

There is no authorised share capital under the company’s constitution. At 31 December 2022, the directors had authority granted at the 2022 Annual General Meeting to issue up to £561,452,512 nominal of ordinary shares other than by pre-emption to existing shareholders. This figure was amended to £520,306,980 at the General Meeting on 25 August 2022 to preserve the position as if the share consolidation had not taken place.

On 6 February 2019 the company held a General Meeting and shareholders approved a special resolution to give the company authority to make off-market purchases of up to 4.99% of its issued ordinary share capital in any 12-month period from HM Treasury (or its nominee) at such times as the directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting available at natwestgroup.com. This authority was renewed at the Annual General Meeting in 2022, and amended at the General Meeting held on 25 August 2022 to preserve the position as if the share consolidation had not taken place. Shareholders will be asked to renew the authority at the Annual General Meeting in 2023.

The company utilised the authority it obtained at the 2021 AGM to make an off-market purchase of 549,851,147 ordinary shares (nominal value £549,851,147) in the company from HMT on 28 March 2022, at a price of 220.5p per ordinary share for the total consideration of £1,212,421,779, representing 4.91% of the company's issued ordinary share capital. The company cancelled all of the purchased ordinary shares.

At the Annual General Meeting in 2022 shareholders authorised the company to make market purchases of up to 1,122,905,024 ordinary shares in the company. The authority was amended at the General Meeting held on 25 August 2022 to preserve the position as if the share consolidation had not taken place and shareholders will be asked to renew the authority at the Annual General Meeting in 2023.

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

Phase 1 of the Programme commenced on 2 August 2021 and completed on 18 January 2022. 340,537,460 ordinary shares (nominal value £340,537,460) were purchased by the company at an average purchase price of 220.0199p per ordinary share for the total consideration of £749,250,031. Phase 2 of the Programme commenced on 21 February 2022 and completed on 15 July 2022. A further 346,835,822 ordinary shares (nominal value £346,835,822) were purchased by the company at an average purchase price of 216.2406p per ordinary share for the total consideration of £749,999,999. All of the purchased ordinary shares were cancelled, representing 11.23% of the company’s issued ordinary share capital.

In 2022 NatWest Group paid an interim dividend of £364 million, or 3.5p per ordinary share (2021 – £347 million, or 3p per ordinary share).

In addition, the company also paid a special dividend of £1,750 million, or 16.8p per ordinary share.

The company has announced that the directors have recommended a final dividend of £1.0 billion, or 10.0p per ordinary share (2021 - £844 million, or 7.5p per ordinary share) subject to shareholder approval at the Annual General Meeting on 25 April 2023.

If approved, payment will be made on 2 May 2023 to shareholders on the register at the close of business on 17 March 2023. The ex-dividend date will be 16 March 2023.

NatWest Group plc – Annual Report on Form 20-F	89

Notes to the consolidated financial statements continued

22 Share capital and other equity continued

Cumulative preference shares

At the 2021 Annual General Meeting, shareholders authorised the company to make an off-market purchase of preference shares in the company. In December 2021 the company used this authority to purchase 157,546 5.5% cumulative preference shares and 259,314 11% cumulative preference shares. The company cancelled all of the purchased preference shares.

Non-cumulative preference shares

The company announced on 2 February 2022 that it had given notice to holders of the redemption of the Series U Non-Cumulative Dollar Preference Shares. On 31 March 2022, the Series U Dollar Non-cumulative Preference Shares, of amount outstanding US$1,013,000,000 were redeemed at the redemption price of US$100,000 per Series U Dollar Preference Share plus accrued dividends equalling $635.94 per share.

	2022	2021	2020
	£m	£m	£m
Additional Tier 1 notes
US$1.15 billion 8% notes callable August 2025 (1)	735	735	735
US$2.65 billion 8.625% notes callable August 2021 (2)	—	—	2,046
US$1.5 billion 6.000% notes callable December 2025 - June 2026 (3)	1,220	1,220	1,220
GBP£1.0 billion 5.125% notes callable May - November 2027 (4)	998	998	998
GBP£0.4 billion – March 2021 issuance (5)	399	399	—
US$0.75 billion – June 2021 issuance (6)	538	538	—
	3,890	3,890	4,999

(1)	Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.295 nominal per £1 share.
(2)

Issued in August 2016. In the event of conversion, converted into ordinary shares at a price of $2.284 nominal per £1 share. In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 Capital notes.

(3)	Issued in June 2020. In the event of conversion, converted into ordinary shares at a price of $2.179 (translated at applicable exchange rate) per £1 share.
(4)	Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.754 nominal per £1 share.
(5)	Issued in March 2021. In the event of conversion, converted into ordinary shares at a price of £1.754 nominal per £1 share.
(6)	Issued in June 2021. In the event of conversion, converted into ordinary shares at a price of $2.448 (translated at applicable exchange rate) per £1 share.

NatWest Group plc – Annual Report on Form 20-F	90

Notes to the consolidated financial statements continued

22 Share capital and other equity continued

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

Additional Tier 1 instruments issued by NatWest Group plc having the legal form of debt are classified as equity under IFRS. The coupons on these instruments are non-cumulative and payable at the company’s discretion. In the event NatWest Group’s CET1 ratio falls below 7% any outstanding instruments will be converted into ordinary shares at a fixed price.

Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and additional Tier 1 instruments.

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest Bank Plc less goodwill amortisation charged under previous GAAP.

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company’s profits, the amount by which the company’s issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company’s paid up share capital. On 15 June 2017, the Court of Session approved a reduction of NatWest plc capital so that the amounts which stood to the credit of the capital redemption reserve were transferred to retained earnings. The nominal value of the shares bought back from HM Treasury in March 2021 and via the Programme during 2022 have been transferred to the Capital redemption reserve.

Own shares held - at 31 December 2022, 13 million ordinary shares of £1.0769 each of the company (2021 –15 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts purchased no ordinary shares and delivered 2 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans. The company does not use performance conditions or targets based on earnings per share (EPS), total shareholder return (TSR), and net asset value (NAV) in connection with its employee share plans.

As part of the shares bought back from HM Treasury in March 2021, the company transferred 200 million ordinary shares to treasury. The company has used a total of 76,513,524 treasury shares to satisfy the exercise of options and the vesting of share awards under the employee share plans. The balance of ordinary shares held in treasury as at 31 December 2022 was 114,011,084. The figure has been adjusted to reflect the 13 for 14 share consolidation on 30 August 2022.

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

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred, or the credit risk is transferred via a derivative or financial guarantee to a SE which then issues liabilities to third party investors.

NatWest Group’s involvement in client securitisations takes a number of forms. It may provide secured finance to, or purchase asset-backed notes from, client sponsored SEs secured on assets transferred by the client entity; purchase asset backed securities issued by client sponsored SEs in the primary or secondary markets; or provide liquidity facilities to client sponsored SEs. In addition, NatWest Group arranges or acts as lead manager or placement agent in client primary markets securitisations. NatWest Group provides portfolio structured derivative hedging solutions to clients. NatWest Group undertakes own-asset securitisations to transfer the credit risk on portfolios of financial assets.

Other credit risk transfer securitisations

NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2022, debt securities in issue by such SEs (and held by third parties) were £859 million (2021 - £867 million). The associated loans and mortgages at 31 December 2022 were £4,361 million (2021 - £7,137 million). At 31 December, ECL in relation to non-defaulted assets was reduced by £20 million (2021 - £28 million) as a result of financial guarantee contracts with consolidated SEs.

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2022, £8,156 million (2021 - £8,965 million) of loans to customers provided security for debt securities in issue and other borrowing of £4,132 million (2021 - £3,512 million).

Lending of own issued securities

NatWest Group has issued, retained, and lent debt securities under securities lending arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent under such arrangements and does not recognise them. At 31 December 2022, £2,419 million (2021 - £1,494 million) of secured own issued liabilities have been retained and lent under securities lending arrangements. At 31 December 2022, £2,244 million (2021 - £1,564 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending arrangements.

Unconsolidated structured entities

NatWest Group's interest in unconsolidated structured entities is analysed below.

	2022			2021
	Asset			Asset
	backed	Investment		backed	Investment
	securitisation	funds and		securitisation	funds and
	vehicles	others	Total	vehicles	others	Total
	£m	£m	£m	£m	£m	£m
Trading assets and derivatives
Trading assets	616	137	753	490	117	607
Derivative assets	343	—	343	251	18	269
Derivative liabilities	(388)	(22)	(410)	(170)	(1)	(171)
Total	571	115	686	571	134	705

Non trading assets
Loans to customers	2,431	648	3,079	1,692	361	2,053
Other financial assets	6,334	849	7,183	3,645	379	4,024
Total	8,765	1,497	10,262	5,337	740	6,077

Liquidity facilities/loan commitments	1,723	320	2,043	1,403	135	1,538
Guarantees	—	107	107	—	—	—
Maximum exposure	11,059	2,039	13,098	7,311	1,009	8,320

NatWest Group plc – Annual Report on Form 20-F	92

Notes to the consolidated financial statements continued

24 Asset transfers

This note provides an overview of asset transfers which do not qualify for derecognition and therefore continue to be recognised in NatWest Group’s balance sheet.

For accounting policy information see Accounting policies note 3.9.

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

	2022	2021
The following assets have failed derecognition (1)	£m	£m
Trading assets	6,668	13,084
Loans to bank - amortised cost	16	38
Loans to customers - amortised cost	398	1,837
Other financial assets	2,901	11,746
Total	9,983	26,705

(1)	Associated liabilities were £9,501 million (2021 - £24,747 million).

Assets pledged as collateral

NatWest Group pledges collateral with its counterparties in respect of derivative liabilities and bank and stock borrowings.

	2022	2021
Assets pledged against liabilities	£m	£m
Trading assets	15,062	23,601
Loans to banks - amortised cost	66	62
Loans to customers - amortised cost	17,493	20,108
Other financial assets (1)	3,351	3,624
Total	35,972	47,395

(1)	Includes assets pledged for pension derivatives and stock borrowings.

As part of the covered debt programme £8,156 million of loans to customers and other debt instruments (2021 – £8,965 million) have been transferred to bankruptcy remote limited liability partnerships within the NatWest Group to provide collateral for issues of debt securities and other borrowing by the NatWest Group of £4,132 million (2021 – £3,512 million). See Structured Entities Note.

NatWest Group plc – Annual Report on Form 20-F	93

Notes to the consolidated financial statements continued

25 Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the Capital Requirements Regulation to determine the strength of its capital base.

This note shows a reconciliation of shareholders’ equity to regulatory capital.

	2022	2021
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	36,488	41,796
Preference shares - equity	—	(494)
Other equity instruments	(3,890)	(3,890)
	32,598	37,412
Regulatory adjustments and deductions
Own credit	(58)	21
Defined benefit pension fund adjustment	(227)	(465)
Cash flow hedging reserve	2,771	395
Deferred tax assets	(912)	(761)
Prudential valuation adjustments	(275)	(274)
Goodwill and other intangible assets	(7,116)	(6,312)
Foreseeable ordinary dividends and pension contributions	(967)	(1,211)
Adjustment for trust assets (1)	(365)	—
Foreseeable charges - on-market share buyback programme	(800)	(825)
Adjustment under IFRS 9 transitional arrangements	361	621
Insufficient coverage for non-performing exposures	(18)	(5)
	(7,606)	(8,816)

CET1 capital	24,992	28,596
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	3,875	3,875
Qualifying instruments and related share premium subject to phase out	—	571
AT1 capital	3,875	4,446
Tier 1 capital	28,867	33,042
Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,953	4,935
Qualifying instruments issued by subsidiaries and held by third parties	82	314
Other regulatory adjustments	18	457
Tier 2 capital	5,053	5,706
Total regulatory capital	33,920	38,748

(1)Prudent deduction in respect of agreement with the pension fund to establish new legal structure. See Notes 5 and 33.

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

26 Memorandum items

Contingent liabilities and commitments

NatWest Group provides its customers with a variety of services to support their businesses, such as guarantees. These are reported as commitments. Contingent liabilities are possible obligations dependent on a future event or present obligations which are either not probable or cannot be measured reliably.

For accounting policy information see Accounting policies note 2.4.

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2022. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	2022	2021
	£m	£m
Guarantees	3,150	2,055
Other contingent liabilities	1,855	2,004
Standby facilities, credit lines and other commitments	121,576	121,308
Contingent liabilities and commitments	126,581	125,367

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

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2022	2021
	£m	£m
Capital expenditure on property, plant and equipment	8	16
Contracts to purchase goods or services (1)	677	682
	685	698

(1)	Of which due within 1 year: £321 million (2021 - £301 million).

NatWest Group plc – Annual Report on Form 20-F	95

Notes to the consolidated financial statements continued

26 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group’s financial statements. NatWest Group earned fee income of £266 million (2021 - £280 million; 2020 - £245 million) from these activities.

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

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

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

Matters which are, or could be material, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters, see the Risk Factors relating to legal, regulatory and governmental actions and investigations set out on pages 146 to 148.

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

26 Memorandum items continued

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

Several purported class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. The class actions include claims on behalf of persons who purchased LIBOR-linked instruments from defendants, bonds issued by defendants, persons who transacted futures and options on exchanges, and lenders who made LIBOR-based loans. The coordinated proceeding is currently in the discovery phase. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) was paid into escrow pending court approval of the settlement.

Litigation and regulatory matters

The non-class claims filed in the SDNY include claims that the FDIC is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently anticipated to take place in Q4 2025.

In addition to the USD LIBOR cases described above, there are two class actions relating to JPY LIBOR and Euroyen TIBOR that remain outstanding. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on jurisdictional and other grounds, and that decision was affirmed by the US Court of Appeals in October 2022. The plaintiffs have petitioned the court for a rehearing of their appeal. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

Two other IBOR-related class actions, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs’ appeals in those two cases remain pending.

In June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amount of that settlement has been paid into escrow pending final court approval of the settlement.

Settlements in the class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate and the class action relating to the Australian Bank Bill Swap Reference Rate received court approval in 2022, such that the settlements became final and the amounts previously paid into escrow were released to the plaintiffs.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint, subject to re-pleading by the plaintiffs. The plaintiffs filed an amended complaint in October 2022, which the defendants are again seeking to have dismissed.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel’s Supreme Court in respect of the dismissal of the substantive case against banks that had a presence in Israel.

NatWest Group plc – Annual Report on Form 20-F	97

Notes to the consolidated financial statements continued

26 Memorandum items continued

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

In April 2019, some of the claimants in the opt-out case described above, as well as others, served proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the UK Competition Appeal Tribunal (CAT) in January 2022. In December 2022, NWM Plc reached an agreement in principle, subject to documentation, to resolve both the SDNY and CAT cases. The settlement amount to be paid by NWM Plc is covered by an existing provision.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, is proceeding in the SDNY against NWM Plc and others. In March 2022, the SDNY denied the plaintiffs’ motion for class certification. Plaintiffs sought an immediate appeal of the decision but the appellate court declined to review the decision. As a result, the case is proceeding on an individual, non-class basis, and the defendants are seeking summary judgment dismissing the individual claims.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants', but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the CAT against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications. In October 2022, the CAT granted permission for the applicants to appeal that decision to the Court of Appeal. Separately, the applicants have served judicial review proceedings, which are due to be heard together with the appeal to the Court of Appeal in April 2023.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants have sought the court’s permission to amend their motions to certify the class actions.

Litigation and regulatory matters

NWM Plc has filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending.

In December 2021, a claim was issued in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimant has amended its claim to also refer to a December 2021 decision by the EC, which also described anti-competitive FX market conduct. The defendants are contesting the jurisdiction of the Dutch court.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to the plaintiffs. In March 2022, the SDNY dismissed the complaint, without leave to re-plead. The plaintiffs are appealing the dismissal.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. In March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI on the ground that the complaint’s conspiracy allegations are insufficient. The plaintiffs have filed a motion for permission to file an amended complaint.

NatWest Group plc – Annual Report on Form 20-F	98

Notes to the consolidated financial statements continued

26 Memorandum items continued

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

Odd lot corporate bond trading antitrust litigation

In October 2021, the SDNY granted the defendants’ motion to dismiss the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The plaintiffs have filed an appeal.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they will now proceed in the bankruptcy court, where they have now been consolidated into one action, subject to NWM N.V.’s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action.

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

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court’s judgment and ordered that a retrial take place before a different High Court judge. The claimants have been denied permission by the Supreme Court to appeal that decision and the retrial will therefore proceed on a date to be scheduled. Mercuria has also been denied permission by the Supreme Court to appeal the High Court’s finding that NWM Plc and Mercuria were both vicariously liable.

Litigation and regulatory matters

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

26 Memorandum items continued

US Anti-Terrorism Act litigation

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

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. On 5 January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case. Another action, filed in the SDNY in 2017, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim. Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations and customer redress programmes)

NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

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

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney’s Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factors relating to legal, regulatory and governmental actions and investigations set out on page 146 to 148.

NatWest Group plc – Annual Report on Form 20-F	100

Notes to the consolidated financial statements continued

26 Memorandum items continued

Litigation and regulatory matters

RBSI inspection report and referral to enforcement

The Isle of Man Financial Services Authority undertook an inspection at The Royal Bank of Scotland International Limited (RBSI), Isle of Man, in 2021, following which it issued an inspection report. The inspection was in relation to anti-money laundering and counter-terrorist financing controls and procedures relating to specific RBSI customers. In May 2022, the FSA notified RBSI that it had been referred to its Enforcement Division in relation to certain issues identified in the inspection report.

RBSI reliance regime and referral to enforcement

In January 2023, the Jersey Financial Services Commission notified RBSI that it had been referred to its Enforcement Division in relation to RBSI’s operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables the bank to rely on regulated third parties for specific due diligence information.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group has now commenced additional review / remediation work.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation process has now largely concluded, although certain cases remain outstanding.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC is challenging three FSPO adjudications in the Irish High Court. The outcome and impact of that challenge on those and related complaints is uncertain but may be material.

Other customer remediation in Ulster Bank Ireland DAC

UBIDAC has identified further legacy business issues and these remediation programmes are ongoing.

27 Analysis of the net investment in business interests and intangible assets

This note shows cash flows relating to obtaining or losing control of associates or subsidiaries and net assets and liabilities purchased and sold. These cash flows are presented as investing activities on the cash flow statement.

	2022	2021	2020
	£m	£m	£m
Acquisition of interests in associates	(1)	—	—
Additional investment in associates	—	(51)	(40)
Net assets/liabilities purchased	—	(3,128)	—
Net outflow of cash in respect of acquisitions	(1)	(3,179)	(40)

Sale of interests in associates	—	—	27
Disposal of net assets and liabilities	6,270	114	288
(Loss)/profit on disposal of net assets and liabilities	(106)	55	3
Net inflow of cash in respect of disposals	6,164	169	318

Cash expenditure on intangible assets	(743)	(479)	(348)
Net inflow/(outflow) of cash	5,420	(3,489)	(70)

NatWest Group plc – Annual Report on Form 20-F	101

Notes to the consolidated financial statements continued

28 Analysis of changes in financing during the year

This note shows cash flows and non-cash movements relating to the financing activities of the Group. These activities reflect movements in share capital, share premium, paid-in equity, subordinated liabilities and MRELs.

	Share capital, share premium,
	and paid-in equity			Subordinated liabilities			MRELs
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	16,519	18,239	17,246	8,429	9,962	9,979	23,423	20,873	19,249

Issue of paid-in equity	—	937	2,218	—	—	—	—	—	—
Issue of subordinated liabilities	—	—	—	648	1,634	1,631	—	—	—
Redemption of subordinated liabilities	—	—	—	(3,693)	(4,765)	(3,502)	—	—	—
Interest on subordinated liabilities	—	—	—	(374)	(321)	(510)	—	—	—
Issue of MRELs	—	—	—	—	—	—	3,721	3,383	1,309
Maturity and redemption of MRELs	—	—	—	—	—	—	(4,992)	—	(2)
Interest on MRELs	—	—	—	—	—	—	(703)	(647)	(671)
Net cash inflow/(outflow) from financing	—	937	2,218	(3,419)	(3,452)	(2,381)	(1,974)	2,736	636
Ordinary shares issued	—	87	52	—	—	—	—	—	—
Share cancellation	(929)	(698)	—	—	—	—	—	—	—
Effects of foreign exchange	—	—	—	597	(18)	(234)	1,889	(190)	(514)
Changes in fair value of subordinated liabilities and MRELs	—	—	—	(594)	(434)	133	(1,806)	(649)	829
Preference shares reclassified to subordinated liabilities	—	—	—	750	—	—	—	—	—
Paid in equity reclassified to subordinated liabilities	—	(2,046)	(1,277)	—	1,915	1,632		—	—
Loss on sale of subordinated liabilities and MRELs	—	—	—	161	145	324	—	—	—
Interest on subordinated liabilities and MRELs	—	—	—	370	311	509	733	653	673
Other adjustments	—	—	—	(34)	—	—	—	—	—
At 31 December	15,590	16,519	18,239	6,260	8,429	9,962	22,265	23,423	20,873

29 Analysis of cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash, loans to banks and treasury bills with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

	2022	2021	2020
	£m	£m	£m
At 1 January	190,706	139,199	100,588
Net (decrease)/increase in cash and cash equivalents	(32,257)	51,507	38,611
At 31 December	158,449	190,706	139,199

Comprising:
Cash and balances at central banks	144,832	177,757	124,489
Trading assets	8,551	7,137	9,220
Other financial assets	19	16	173
Loans to banks (1)	5,047	5,796	5,317
Cash and cash equivalents	158,449	190,706	139,199

(1)	Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £4,895 million (2021 - £4,293 million; 2020 - £7,592 million).

Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. Natwest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €64 million (2021 - €60 million, 2020 - €81 million). The Royal Bank of Scotland International (Holdings) Limited had balances with Central Bank of Luxembourg of £108 million (2021 - £123 million, 2020 - £59 million)

NatWest Group plc – Annual Report on Form 20-F	102

Notes to the consolidated financial statements continued

30 Directors' and key management remuneration

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

	2022	2021
Directors' remuneration	£000	£000
Non-executive directors emoluments	1,685	1,641
Chairman and executive directors emoluments	5,804	4,688
	7,489	6,329
Amounts receivable under long-term incentive plans and share option plans	542	549
Total	8,031	6,878

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2022	2021
	£000	£000
Short-term benefits	22,175	17,303
Post-employment benefits	732	820
Share-based payments	2,547	2,491
	25,454	20,614

Short term benefits include benefits expected to be settled wholly within twelve months of Balance Sheet date. Post-employment benefits include defined benefit contributions for active members and pension funding to support contributions to the defined contribution schemes. Share-based payments include awards vesting under rewards schemes.

NatWest Group plc – Annual Report on Form 20-F	103

Notes to the consolidated financial statements continued

31 Transactions with directors and key management

This note presents information relating to any transactions with directors and key management. Key management comprises directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of NatWest Group plc.

For the purposes of IAS 24 Related party disclosures, key management comprises directors of the company and PDMRs of NatWest Group plc. Key management have banking relationships with NatWest Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Amounts in the table below are attributed to each person at their highest level of NatWest Group key management.

	2022	2021
	£000	£000
Loans to customers - amortised cost	12,137	9,128
Customer deposits	47,866	51,018

At 31 December 2022, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £9,636,586 in respect of loans to 8 persons who were directors of the company at any time during the financial period.

32 Related parties

A related party is a person or entity that is related to the entity that is preparing its financial statements. Transactions between an entity and any related party are disclosed in the financial statements in accordance with both accounting standards and relevant listing rules to ensure readers are aware of how financial statements may be affected by these transactions.

UK Government

The UK Government through HM Treasury is the ultimate controlling party of The NatWest Group plc. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and UK Government controlled bodies are related parties of the Group.

At 31 December 2022 HM Treasury’s holding in the company’s ordinary shares was 45.97%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (Note 3) and FSCS levy (Note 26) - together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of NatWest Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.403% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

NatWest Group provides guarantees for certain subsidiaries liabilities to the Bank of England.

Other related parties

-	In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.
-	To further strategic partnerships, NatWest group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest group. We disclose as related parties where stakes of 10 per cent or more are held. Ongoing business transactions with these entities are on normal commercial terms.
-	We hold investments and other assets of £871 million and total liabilities of £4.5 million.
-	NatWest Group recharges NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.
-	During February 2023, the Group has entered into an agreement to establish a new legal structure to hold assets, consolidated on the Group’s balance sheet, to meet potential future contributions required by the Main section of the Group’ Pension Fund. This transaction will require a future transfer of £471 million to the Reservoir Trust once the final dividend for 2022 approved by shareholders. This transaction does not create a pension liability with the Main section of the Group Pension Fund. See further details in note 5 and note 33.
-	In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.
-	The primary financial statements of the parent company include transactions and balances with its subsidiaries which have been further disclosed in the relevant notes.

NatWest Group plc – Annual Report on Form 20-F	104

Notes to the consolidated financial statements continued

33 Post balance sheet events

A post balance sheet event is an event that takes place between 31 December 2022 (reporting date) and 16 February 2023 (date of approval of these financial statements). Significant events are included in the financial statements either to provide new information about conditions that existed at 31 December 2022, including estimates used to prepare the financial statements (known as an adjusting event) or to provide new information about conditions that did not exist at 31 December 2022 (non-adjusting events). This note provides information relating to material non-adjusting events.

On 6 February 2023, NWB reached agreement with the trustees of the Main Section of the Group pension scheme to recognise that the final distribution linked contribution to the Main Scheme, of up to £471 million, in 2023 is not expected to be required. In its place, agreement was reached to establish a new legal structure to hold assets with a value equivalent to £471 million. These assets would become transferrable to the Main section in the event that future triggers, reflecting a funding requirement, were met. The assets are not de-recognised from NWB balance sheet but are recorded as encumbered. The Group believes likelihood of triggers being met are remote given the current funding position of the Main section.

Other than as disclosed in the accounts, there have been no other significant events between 31 December 2022 and the date of approval of these accounts which would require a change or additional disclosure.

NatWest Group plc – Annual Report on Form 20-F	105

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

1. Go-forward group

Further progress with respect to the phased withdrawal from the Republic of Ireland has resulted in Ulster Bank RoI continuing operations no longer meeting the IFRS definition of an operating segment. Therefore Ulster Bank RoI is no longer shown separately and performance on a Go-forward group basis (NatWest Group excluding Ulster Bank RoI) will not be reported going forward. Selected Go-forward group metrics are still included to align with 2022 targets and guidance previously provided and the financial measures in 2022 executive director performance assessment.

Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items of the Go-forward group.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

	2022	2021	2020
	£m	£m	£m
Continuing operations
Total income	13,156	10,429	10,403
Less Ulster Bank RoI total income	53	(145)	(117)
Go-forward group income	13,209	10,284	10,286
Less notable items	(146)	(210)	384
Go-forward group total income excluding notable items	13,063	10,074	10,670

Go-forward group other operating expenses

Other operating expenses is calculated as operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

	2022	2021	2020
	£m	£m	£m
Continuing operations
Operating expenses	7,687	7,758	7,858
Less litigation and conduct costs	(385)	(466)	(385)
Other operating expenses	7,302	7,292	7,473
Less Ulster Bank RoI other operating expenses	(654)	(443)	(434)
Go-forward group other operating expenses	6,648	6,849	7,039

NatWest Group plc – Annual Report on Form 20-F	106

Non-IFRS financial measures continued

2. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

Statutory analysis

	Year ended
	31 December	31 December	31 December
	2022	2021	2020
Operating expenses	£m	£m	£m
Continuing operations
Staff expenses	3,716	3,676	3,878
Premises and equipment	1,112	1,133	1,222
Depreciation and amortisation	833	923	913
Other administrative expenses	2,026	2,026	1,845
Total	7,687	7,758	7,858

Non-statutory analysis

	Year ended
	31 December 2022
	Litigation	Other	Statutory
	and conduct	operating	operating
Operating expenses	costs	expenses	expenses
Continuing operations
Staff expenses	45	3,671	3,716
Premises and equipment	—	1,112	1,112
Depreciation and amortisation	—	833	833
Other administrative expenses	340	1,686	2,026
Total	385	7,302	7,687

	31 December 2021
	Litigation	Other	Statutory
	and conduct	operating	operating
Operating expenses	costs	expenses	expenses
Continuing operations
Staff expenses	—	3,676	3,676
Premises and equipment	—	1,133	1,133
Depreciation and amortisation	—	923	923
Other administrative expenses	466	1,560	2,026
Total	466	7,292	7,758

	31 December 2020
	Litigation	Other	Statutory
	and conduct	operating	operating
Operating expenses	costs	expenses	expenses
Continuing operations
Staff expenses	—	3,878	3,878
Premises and equipment	—	1,222	1,222
Depreciation and amortisation	—	913	913
Other administrative expenses	113	1,732	1,845
Total	113	7,745	7,858

NatWest Group plc – Annual Report on Form 20-F	107

Non-IFRS financial measures continued

3. Cost:income ratio (excl. litigation and conduct)

NatWest Group uses cost:income ratio (excl. litigation and conduct) in the Outlook guidance. It is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period on period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio calculated using operating expenses.

				Central
	Retail	Private	Commercial	items	NatWest
	Banking	Banking	& Institutional	& other	Group
Year ended 31 December 2022	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	2,593	622	3,744	728	7,687
Less litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Other operating expenses	2,484	610	3,563	645	7,302
Total income	5,646	1,056	6,413	41	13,156
Cost:income ratio	45.9%	58.9%	58.4%	nm	58.4%
Cost:income ratio (excl. litigation and conduct)	44.0%	57.8%	55.6%	nm	55.5%

Year ended 31 December 2021
Continuing operations
Operating expenses	2,513	520	3,757	968	7,758
Less litigation and conduct costs	(76)	3	(111)	(282)	(466)
Other operating expenses	2,437	523	3,646	686	7,292
Total income	4,445	816	4,838	330	10,429
Cost:income ratio	56.5%	63.7%	77.7%	nm	74.4%
Cost:income ratio (excl. litigation and conduct)	54.8%	64.1%	75.4%	nm	69.9%

Year ended 31 December 2020
Continuing operations
Operating expenses	2,540	455	4,031	832	7,858
Less litigation and conduct costs	(19)	26	7	(127)	(113)
Other operating expenses	2,521	481	4,038	705	7,745
Total income	4,181	763	5,578	(119)	10,403
Cost:income ratio	60.8%	59.6%	72.3%	nm	75.5%
Cost:income ratio (excl. litigation and conduct)	60.3%	63.0%	72.4%	nm	74.4%

NatWest Group plc – Annual Report on Form 20-F	108

Non-IFRS financial measures continued

4. NatWest Group return on tangible equity/Go-forward group return on tangible equity

Return on tangible equity comprises profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go-forward RWAe applying factor is the Go-forward group average RWAe as a percentage of total Natwest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure: return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Year ended or as at
	31 December	31 December
	2022	2021
NatWest Group return on tangible equity	£m	£m
Profit attributable to ordinary shareholders	3,340	2,950

Average total equity	38,210	42,727
Adjustment for other owners equity and intangibles	(11,153)	(11,395)
Adjusted total tangible equity	27,057	31,332

Return on equity	8.7%	6.9%
NatWest Group return on tangible equity	12.3%	9.4%

Go-forward group return on tangible equity
Profit attributable to ordinary shareholders	3,340	2,950
Less Ulster Bank RoI loss from continuing operations	723	414
Less loss/profit from discontinued operations	262	(464)
Go-forward group profit/(loss) attributable to ordinary shareholders	4,325	2,900

Average total equity	38,210	42,727
Adjustment for other owners equity and intangibles	(11,153)	(11,395)
Adjusted total tangible equity	27,057	31,332
Go-forward group RWAe applying factor	95%	93%
Go-forward group total tangible equity	25,704	29,139

Go-forward group return on tangible equity	16.9%	10.0%

NatWest Group plc – Annual Report on Form 20-F	109

Non-IFRS financial measures continued

5. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends, paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail	Private	Commercial &
Year ended 31 December 2022	Banking	Banking	Institutional
Operating profit (£m)	2,824	436	2,547
Paid-in equity cost allocation (£m)	(80)	(15)	(187)
Adjustment for tax (£m)	(768)	(118)	(590)
Adjusted attributable profit (£m)	1,976	303	1,770
Average RWAe (£bn)	53.1	11.3	104.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.6
Return on equity	28.6%	24.5%	12.2%

Year ended 31 December 2021
Operating profit (£m)	1,968	350	2,241
Preference share and paid-in equity cost allocation (£m)	(80)	(20)	(236)
Adjustment for tax (£m)	(529)	(92)	(501)
Adjusted attributable profit (£m)	1,359	238	1,504
Average RWAe (£bn)	36.0	11.2	106.0
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.2	1.4	13.8
Return on equity	26.1%	17.0%	10.9%

Year ended 31 December 2020
Operating profit/(loss) (£m)	849	208	(527)
Preference share and paid-in equity cost allocation (£m)	(88)	(22)	(241)
Adjustment for tax (£m)	(213)	(52)	192
Adjusted attributable profit/(loss) (£m)	548	134	(576)
Average RWAe (£bn)	37.2	10.4	120.7
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.4	1.3	15.7
Return on equity	10.2%	10.3%	(3.7)%

NatWest Group plc – Annual Report on Form 20-F	110

Non-IFRS financial measures continued

6. Bank net interest margin

Bank net interest margin is net interest income as a percentage of bank average interest-earning assets. Bank average interest earning assets are average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer presents net interest margin on a basis more comparable with UK peers and excludes the impact of regulatory driven factors. A reconciliation is shown below including a comparison to the nearest GAAP measure: net interest margin. This is net interest income as a percentage of average interest earning assets.

	Year ended
	31 December	31 December	31 December
	2022	2021	2020
	£m	£m	£m
Continuing operations
NatWest Group net interest income	9,842	7,535	7,389

Average interest earning assets (IEA)	544,162	519,304	476,991
Less liquid asset buffer average IEA	(198,927)	(192,036)	(160,281)
Bank average IEA	345,235	327,268	316,710

Net interest margin	1.81%	1.45%	1.55%
Bank net interest margin	2.85%	2.30%	2.33%

Retail Banking
Net interest income	5,224	4,074	3,868

Retail Banking average IEA	210,404	196,043	181,383
Less liquid asset buffer average IEA	(19,581)	(16,913)	(14,443)
Adjusted Retail Banking average IEA	190,823	179,130	166,940

Retail Banking net interest margin	2.74%	2.27%	2.32%

Private Banking
Net interest income	777	480	489

Private Banking average IEA	29,308	27,224	23,806
Less liquid asset buffer average IEA	(10,221)	(8,949)	(7,483)
Adjusted Private Banking average IEA	19,087	18,275	16,323

Private Banking net interest margin	4.07%	2.63%	3.00%

Commercial & Institutional
Net interest income	4,171	2,974	3,054

Commercial & Institutional average IEA	245,316	238,642	232,771
Less liquid asset buffer average IEA	(119,244)	(117,686)	(107,827)
Adjusted Commercial & Institutional average IEA	126,072	120,956	124,944

Commercial & Institutional net interest margin	3.31%	2.46%	2.44%

NatWest Group plc – Annual Report on Form 20-F	111

Non-IFRS financial measures continued

7. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	Year ended
	31 December	31 December
	2022	2021
Ordinary shareholders’ interests (£m)	32,598	37,412
Less intangible assets (£m)	(7,116)	(6,723)
Tangible equity (£m)	25,482	30,689

Ordinary shares in issue (millions) (1)	9,659	11,272

TNAV per ordinary share (pence)	264p	272p

(1)The number of ordinary shares in issue excludes own shares held.

NatWest Group plc – Annual Report on Form 20-F	112

Non-IFRS financial measures continued

Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with the European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan:deposit ratio

Adjusted loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. Prior periods have been re-presented. This is a common metric used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers.

A reconciliation is shown below including a comparison to the nearest GAAP measure: loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at
	31 December	31 December	31 December
	2022	2021	2020
	£m	£m	£m
Loans to customers - amortised cost	366,340	358,990	360,544
Less reverse repos	(19,749)	(25,962)	(25,011)
	346,591	333,028	335,533

Customer deposits	450,318	479,810	431,739
Less repos	(9,828)	(14,541)	(5,167)
	440,490	465,269	426,572

Loan:deposit ratio (%)	81%	75%	84%
Loan:deposit ratio (excl. repos and reverse repos) (%)	79%	72%	79%

2. Loan impairment rate

Loan impairment rate is the loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

3. Funded assets

Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4. AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking business segments. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments.

This measure is tracked and reported as the amount of funds that we manage or administer directly impacts the level of investment income that we receive.

NatWest Group plc – Annual Report on Form 20-F	113

Non-IFRS financial measures continued

5. Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from saving accounts). Net new money excludes the impact of EEA resident client outflows following the UK’s exit from the EU and Russian client outflows since Q1 2022.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional Banking.

6. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

7. Third party rates

Third party customer asset rate is calculated as interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

NatWest Group plc – Annual Report on Form 20-F	114

Additional information

NatWest Group plc – Annual Report on Form 20-F	115

Additional information continued

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

Yields, spreads and margins of the banking business

	2022	2021	2020
	%	%	%
Gross yield on interest-earning assets of the banking business (1)	2.29	1.74	2.01
Cost of interest-bearing liabilities of the banking business	(0.71)	(0.43)	(0.69)
Interest spread of the banking business (2)	1.58	1.31	1.32
Benefit from interest-free funds	0.23	0.14	0.23
Net interest margin of the banking business (3)	1.81	1.45	1.55
Gross yield (1,4)
- Group	2.29	1.74	2.01
- UK	2.42	1.86	2.14
- Overseas	0.31	0.38	0.53
Interest spread (2,4)
- Group	1.58	1.31	1.32
- UK	1.70	1.42	1.42
- Overseas	(0.03)	0.12	0.45
Net interest margin (3,4)
- Group	1.81	1.45	1.55
- UK	1.92	1.56	1.63
- Overseas	0.19	0.27	0.50
NatWest Group plc base rate (average)	3.50	0.50	0.10

(1)	Gross yield is the interest earned on average interest-earning assets of the banking book.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)

Net interest margin is net interest income as a percentage of average interest earning assets. Bank net interest margin is net interest income as a percentage of bank average interest-earning assets. Bank average interest earning assets are average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer. Refer to the Non-IFRS financial measures section for details of the basis of preparation.

(4)	The analysis into UK and overseas has been compiled on the basis of location of office.

NatWest Group plc – Annual Report on Form 20-F	116

Additional information continued

Average balance sheet and related interest

		2022			2021
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans to banks	-UK	146,705	1,859	1.27	124,092	307	0.25
	-Overseas	28,885	18	0.06	31,389	(39)	(0.12)
Loans to customers	-UK	328,467	9,972	3.04	311,876	8,388	2.69
	-Overseas	2,076	71	3.42	8,987	198	2.21
Other financial assets	-UK	34,632	525	1.52	44,301	241	0.54
	-Overseas	3,468	16	0.45	4,242	11	0.27
Interest-earning assets	-UK	509,804	12,356	2.42	480,268	8,936	1.86
	-Overseas	34,429	105	0.31	44,618	171	0.38
Total interest-earning assets	-banking business (1,2,4)	544,233	12,461	2.29	524,886	9,107	1.74
	-trading business (3)	69,618			71,625
Interest-earning assets		613,851			596,511
Non-interest-earning assets		151,653			152,841
Total assets		765,504			749,352
Percentage of assets applicable to overseas operations		10.44%			11.91%

Liabilities
Bank deposits	-UK	15,443	266	1.73	4,862	40	0.82
	-Overseas	279	3	0.91	2,909	(13)	(0.45)
Customer deposits: demand	-UK	98,226	210	0.21	98,011	16	0.02
	-Overseas	6,808	1	0.01	6,365	—	—
Customer deposits: savings	-UK	158,453	240	0.15	154,236	349	0.23
	-Overseas	2,068	—	—	6,221	27	0.44
Customer deposits: other time	-UK	14,755	285	1.93	9,256	134	1.45
	-Overseas	2,497	8	0.34	3,218	2	0.07
Other financial liabilities	-UK	45,910	1,161	2.53	42,833	654	1.53
	-Overseas	1,256	10	0.83	1,131	15	1.36
Subordinated liabilities	-UK	7,426	353	4.75	7,973	249	3.12
	-Overseas	459	17	3.76	378	18	4.72
Internal funding of trading business	-UK	15,590	65	0.41	10,098	1	0.01
	-Overseas	(1,774)	—	—	(1,047)	1	(0.08)
Interest-bearing liabilities	-UK	355,803	2,580	0.73	327,270	1,443	0.44
	-Overseas	11,593	39	0.34	19,175	50	0.26
Total interest-bearing liabilities	-banking business (1)	367,396	2,619	0.71	346,445	1,493	0.43
	-trading business (3)	68,505			59,096
Interest-bearing liabilities		435,901			405,541
Non-interest-bearing liabilities:
Demand deposits	-UK	172,175			169,717
	-Overseas	3,497			4,234
Other liabilities		115,724			127,144
Total equity		38,207			42,716
Total liabilities and equity		765,504			749,352
Percentage of liabilities applicable to overseas operations		7.82%			8.46%

For the notes to the table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F	117

Additional information continued

Average balance sheet and related interest continued

		2020
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans to banks	-UK	92,811	342	0.37
	-Overseas	20,036	(60)	(0.30)
Loans to customers	-UK	301,810	8,729	2.89
	-Overseas	12,106	255	2.11
Other financial assets	-UK	52,006	470	0.90
	-Overseas	4,950	2	0.04
Interest-earning assets	-UK	446,627	9,541	2.14
	-Overseas	37,092	197	0.53
Total interest-earning assets	-banking business (1,2,4)	483,719	9,738	2.01
	-trading business (3)	88,757
Interest-earning assets		572,476
Non-interest-earning assets		226,747
Total assets		799,223
Percentage of assets applicable to overseas operations		11.01%

Liabilities
Bank deposits	-UK	13,800	134	0.97
	-Overseas	2,501	(46)	(1.84)
Customer deposits: demand	-UK	83,507	61	0.07
	-Overseas	1,113	(9)	(0.81)
Customer deposits: savings	-UK	139,181	665	0.48
	-Overseas	7,014	10	0.14
Customer deposits: other time	-UK	14,085	166	1.18
	-Overseas	4,969	23	0.46
Other financial liabilities	-UK	44,477	836	1.88
	-Overseas	1,794	(0)	(0.01)
Subordinated liabilities	-UK	10,003	370	3.70
	-Overseas	(36)	32	(88.89)
Internal funding of trading business	-UK	8,046	19	0.24
	-Overseas	(4,878)	—	—
Interest-bearing liabilities	-UK	313,099	2,251	0.72
	-Overseas	12,477	10	0.08
Total interest-bearing liabilities	-banking business (1)	325,576	2,261	0.69
	-trading business (3)	98,562
Interest-bearing liabilities		424,138
Non-interest-bearing liabilities:
Demand deposits	-UK	138,751
	-Overseas	8,315
Other liabilities		184,273
Total equity		43,746
Total liabilities and equity		799,223
Percentage of liabilities applicable to overseas operations		8.79%

(1)	Interest receivable and interest payable have both been decreased by £177 million (2021 - £206 million decrease; 2020 - £60 million decrease) in respect of negative interest relating to financial assets that attracted negative interest.
(2)	Interest receivable includes £596 million (2021 - £494 million; 2020 - £350 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.
(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(4)	Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans to banks and loans to customers.
(5)	The analysis into UK and overseas has been compiled on the basis of location of office.
(6)	2022, 2021 and 2020 Loans and advances to customers average balances have been reclassified to exclude assets held for sale (2022 - £12.69 billion, 2021 - £9.45 billion, 2020 – £9.75 billion)

	2022	2021	2020
Other financial data	£m	£m	£m
Return on average total assets (1)	0.4%	0.4%	(0.1)%

(1)	Represents profit/(loss) attributable to ordinary shareholders as a percentage of average total assets.

NatWest Group plc – Annual Report on Form 20-F	118

Additional information continued

Ratios

	Personal				Wholesale					Total
		Credit	Other
2022	Mortgages	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
Average loans (£m)	197,287	4,050	9,189	210,526	31,595	81,880	100,169	5,084	218,728	429,254
Provision charges/(releases) (£m)	(74)	56	259	241	126	(47)	19	(2)	96	337

As a % of average loans during the year
Total provisions charged/(released) to income statement	(0.04)%	1.38%	2.82%	0.11%	0.40%	(0.06)%	0.02%	(0.05)%	0.04%	0.08%

2021
Average loans (£m)	194,935	3,651	8,866	207,453	33,491	76,743	95,927	3,907	210,067	417,520
Provision charges/(releases)	(58)	(14)	30	(42)	(477)	(724)	(38)	3	(1,236)	(1,278)

As a % of average loans during the year
Total provisions charged/(released) to income statement	(0.03)%	(0.38)%	0.34%	(0.02)%	(1.42)%	(0.94)%	(0.04)%	0.08%	(0.59)%	(0.31)%

2020
Average loans (£m)	182,151	3,836	9,325	195,312	35,925	81,698	107,769	3,058	228,450	423,763
Provision charges/(releases)	276	191	422	889	733	1,407	95	7	2,242	3,131

As a % of average loans during the year
Total provisions charged/(released) to income statement	0.15%	4.98%	4.53%	0.46%	2.04%	1.72%	0.09%	0.23%	0.98%	0.74%

NatWest Group plc – Annual Report on Form 20-F	119

Additional information continued

Loans

	Less than			More than
	1 year	1-5 Years	5-15 years	15 years	Total
2022	£m	£m	£m	£m	£m
Personal
Mortgages	10,975	40,179	86,595	65,048	202,797
Credit cards	781	1,242	1,510	1,035	4,568
Other personal	4,881	4,129	849	236	10,095
Wholesale
Property	6,920	15,294	5,237	2,377	29,828
Financial institutions	59,328	32,381	9,333	4,903	105,945
Sovereign	40,635	10,654	1,229	157	52,675
Corporate	3,200	400	484	41	4,125
Total	126,720	104,279	105,237	73,797	410,033
of which:
Amortised cost
Fixed interest rates	38,580	50,118	85,107	63,276	237,081
Variable interest rates	52,314	53,492	20,169	10,423	136,398
Trading assets
Fixed interest rates	17,179	129	—	—	17,308
Variable interest rates	17,950	277	120	—	18,347
Other financial asset
Fixed interest rates	115	64	150	54	383
Variable interest rates	110	211	154	41	516

NatWest Group plc – Annual Report on Form 20-F	120

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

	2022 over 2021 - statutory			2021 over 2020 - statutory
	(Decrease)/increase due to changes in:			(Decrease)/increase due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans to banks
UK	66	1,485	1,551	96	(131)	(35)
Overseas	3	54	57	(25)	46	21
Loans to customers
UK	460	1,125	1,585	282	(623)	(341)
Overseas	(201)	74	(127)	(68)	12	(56)
Other financial assets
UK	(63)	346	283	(62)	(167)	(229)
Overseas	(2)	7	5	—	10	10
Total interest receivable of the banking business
UK	463	2,956	3,419	316	(921)	(605)
Overseas	(200)	135	(65)	(93)	68	(25)
	263	3,091	3,354	223	(853)	(630)

Interest-bearing liabilities
Bank deposits
UK	(150)	(77)	(227)	76	18	94
Overseas	(4)	(12)	(16)	7	(39)	(32)
Customer deposits: demand
UK	—	(194)	(194)	(8)	53	45
Overseas	—	—	—	7	(16)	(9)
Customer deposits: savings
UK	(10)	118	108	(65)	382	317
Overseas	11	17	28	1	(18)	(17)
Customer deposits: other time
UK	(97)	(54)	(151)	65	(33)	32
Overseas	1	(7)	(6)	6	15	21
Other financial liabilities
UK	(50)	(457)	(507)	30	152	182
Overseas	(2)	6	4	—	(16)	(16)
Subordinated liabilities
UK	18	(122)	(104)	68	53	121
Overseas	(3)	4	1	13	1	14
Internal funding of trading business
UK	(1)	(63)	(64)	(4)	22	18
Overseas	—	1	1	—	(1)	(1)
Total interest payable of the banking business
UK	(290)	(849)	(1,139)	162	647	809
Overseas	3	9	12	34	(74)	(40)
	(287)	(840)	(1,127)	196	573	769

Movement in net interest income
UK	173	2,107	2,280	478	(274)	204
Overseas	(197)	144	(53)	(59)	(6)	(65)
	(24)	2,251	2,227	419	(280)	139

NatWest Group plc – Annual Report on Form 20-F	121

Additional information continued

Analysis of debt securities - fair value through other comprehensive income

The following table analyses debt securities and the related yield (based on weighted averages) by remaining maturity and issuer:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2022	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	—	—	154	4.0	137	1.1	511	2.7	802	2.7
- US	2,120	1.2	3,934	2.2	850	3.1	271	3.2	7,175	2.1
- Other	1,168	0.6	501	0.9	—	—	88	2.9	1,757	0.8
Other debt	1,099	1.3	4,232	1.9	1,309	1.3	125	2.1	6,765	1.7
	4,387	1.0	8,821	2.1	2,296	1.9	995	2.8	16,499	1.8

Of which ABS (1)	425	1.6	1,993	1.8	470	1.0	73	3.1	2,961	1.7

2021
Central and local governments
- UK	1,299	2.2	1,981	1.1	2,048	0.7	6,610	1.2	11,938	1.2
- US	2,732	1.3	4,666	1.8	1,173	2.6	1,515	2.5	10,086	1.9
- Other	1,763	0.5	2,667	0.7	390	1.0	784	1.6	5,604	0.8
Other debt	1,840	0.8	5,030	0.8	1,987	0.6	201	0.6	9,058	0.7
	7,634	1.1	14,344	1.1	5,598	1.1	9,110	1.4	36,686	1.2

Of which ABS (1)	460	1.3	2,176	0.6	986	0.4	116	0.6	3,738	0.6

2020
Central and local governments
- UK	974	4.5	4,401	3.2	4,613	1.9	7,470	2.3	17,458	2.6
- US	2,170	1.3	5,186	1.7	2,575	2.2	1,811	2.3	11,742	1.8
- Other	2,421	1.0	2,681	0.6	725	0.6	975	1.5	6,802	0.9
Other debt	1,380	1.2	5,085	0.8	1,999	0.6	127	0.5	8,591	0.8
	6,945	1.6	17,353	1.7	9,912	1.6	10,383	2.2	44,593	1.8

Of which ABS (1)	229	1.6	1,879	0.8	806	1.6	127	0.5	3,041	0.7

(1)	Includes covered bonds.

Analysis of debt securities – amortised cost

The following table analyses debt securities at amortised cost and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2022	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	811	1.5	1,330	1.5	421	0.6	—	—	2,562	1.3
- US	297	0.9	640	0.9	—	—	—	—	937	0.9
- Other	18	0.9	36	0.9	—	—	—	—	54	0.9
Other debt	786	2.3	3,919	4.7	2,316	1.9	2,561	1.2	9,582	2.9
Total	1,912	1.7	5,925	3.5	2,737	1.7	2,561	1.2	13,135	2.4

2021
Central and local governments
- UK	1,442	1.9	1,946	1.1	433	0.1	—	—	3,821	1.3
- US	70	1.0	86	1.0	—	—	—	—	156	1.0
- Other	29	1.0	52	1.0	—	—	—	—	81	1.0
Other debt	1,580	2.3	501	4.2	655	2.7	1,768	0.7	4,504	2.0
Total	3,121	2.1	2,585	1.7	1,088	1.7	1,768	0.7	8,562	1.6

NatWest Group plc – Annual Report on Form 20-F	122

Additional information continued

Analysis of deposits - product analysis

The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2022	2021	2020
	£m	£m	£m
UK
Deposits
- interest-free	174,337	180,077	161,153
- interest-bearing	286,023	293,903	274,420
Total UK	460,360	473,981	435,573
Overseas
Deposits
- interest-free	2,708	4,949	10,227
- interest-bearing	16,213	24,546	20,737
Total overseas	18,921	29,494	30,964
Total deposits	479,281	503,475	466,537
Overseas
US	22	264	20
Rest of the World	18,899	29,230	30,944
Total overseas	18,921	29,494	30,964

Repos
UK	19,991	27,135	17,565
US	14,647	13,956	12,833
Rest of the World	377	750	275
Total repos	35,015	41,842	30,673

Certificates of deposit and other time deposits

The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

				Over
	0-3 months	3-6 months	6-12 months	12 months	Total
2022	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	1,774	312	279	85	2,450
Other time deposits	10,932	5,617	4,056	14,553	35,158
Overseas based companies and branches
Other time deposits	1,361	263	328	166	2,118
	14,067	6,192	4,663	14,804	39,726

Time deposits

	2022	2021	2020
	£m	£m	£m
US time deposits in excess of the Federal Deposit Insurance
Corporation (FDIC) insurance limit	(39,149)	(25,623)	(34,958)

Uninsured time deposits by maturity
0-3 months	(12,573)	(5,411)	(14,578)
3-6 months	(6,274)	(3,094)	(6,015)
6-12 months	(4,889)	(2,877)	(5,025)
Over 12 months	(15,414)	(14,241)	(9,340)

NatWest Group plc – Annual Report on Form 20-F	123

Additional information continued

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At year end		During the year
		Weighted			Weighted
		average	Maximum	Average	average
	Balance	interest rate	balance	balance	interest rate
2022	£bn	%	£bn	£bn	%
Repos	35	1.5	58	47	0.9
Financial institutions (1)	57	0.5	76	65	0.2
Commercial paper	3	1.5	24	5	0.2
Certificates of deposits	2	3.0	5	3	1.0
Total	97	1.0	163	120	0.5

2021
Repos	42	(0.2)	51	42	(0.3)
Financial institutions (1)	65	0.1	70	64	0.1
Commercial paper	4	(0.1)	5	4	—
Certificates of deposits	5	0.1	5	4	0.1
Total	116	—	131	114	(0.1)

2020
Repos	31	(0.3)	47	32	0.3
Financial institutions (1)	60	0.1	66	59	0.1
Commercial paper	4	0.1	4	3	0.4
Certificates of deposits	3	0.2	4	3	0.5
Total	98	0.0	121	97	0.2

(1)	Excludes derivative cash collateral of £18 billion at 31 December 2022 (2021 - £18 billion; 2020 - £23 billion); and 2022 average of £19 billion (2021 - £18 billion; 2020 - £26 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations

The table below summarises other contractual cash obligations by payment date.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2022	£m	£m	£m	£m	£m	£m

Contractual obligations to purchase goods or services	86	236	279	75	3	—
	86	236	279	75	3	—

2021

Contractual obligations to purchase goods or services	75	226	318	63	—	—
	75	226	318	63	—	—

2020

Contractual obligations to purchase goods or services	75	192	362	92	8	—
	75	192	362	92	8	—

Undrawn formal facilities, credit lines and other commitments to lend were £118,779 million (2021 - £118,536 million; 2020 - £121,922 million). While NatWest Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

NatWest Group plc – Annual Report on Form 20-F	124

Additional information continued

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	January	December	November	October	September	August
US dollars per £1	2023	2022	2022	2022	2022	2022
Noon Buying Rate
High	1.2379	1.2408	1.2102	1.1615	1.1701	1.2278
Low	1.1902	1.2032	1.1183	1.1096	1.0703	1.1647

		2022	2021	2020	2019	2018
Noon Buying Rate
Period end rate		1.2077	1.3500	1.3662	1.3269	1.2763
Average rate for the year (1)		1.2323	1.3739	1.2923	1.2803	1.3309
Consolidation rate (2)
Period end rate		1.2040	1.3486	1.3655	1.3200	1.2790
Average rate for the year		1.2370	1.3755	1.2836	1.2771	1.3350

(1)	The average of the Noon Buying Rates on the last US business day of each month during the year.
(2)	The rates used for translating US dollars into sterling in the preparation of the financial statements.
(3)	On 17 February 2023, the Noon Buying Rate was £1.2012.

NatWest Group plc – Annual Report on Form 20-F	125

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

Fees payable by the depository to the issuer

Fees incurred in past annual Period

From 1 January 2022 to 31 December 2022, the company received from the depository $775,289 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

NatWest Group plc – Annual Report on Form 20-F	126

Risk factors

Principal Risks and Uncertainties

Set out below are certain risk factors that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group.

Economic and political risk

NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine.

NatWest Group is affected by global economic and market conditions. Uncertain and volatile economic conditions can create a challenging operating environment for financial services companies such as NatWest Group. The outlook for the global economy has many uncertainties including: falling economic activity, high inflation, rising interest rates, elevated energy prices and higher cost-of-living, supply chain disruption, changes to monetary and fiscal policy, and the impact of armed conflict (in particular the Russian invasion of Ukraine).

These conditions, including the current cost-of-living crisis, could be worsened by a number of factors including: instability in the global financial system, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, the ongoing effects of the COVID-19 pandemic, economic volatility in emerging markets, volatility in commodity prices or concerns regarding sovereign debt or sovereign credit ratings. Economic conditions may also be affected by the changing demographics in the markets that NatWest Group serves, increasing social and other inequalities, or rapid changes to the economic environment due to the adoption of technology, automation and artificial intelligence, or due to climate change, environmental degradation, biodiversity loss and/or other sustainability risks.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments, such as exchange controls and other measures taken by sovereign governments that may hinder economic or financial activity levels. Unfavourable political, military or diplomatic events, increasing geopolitical tensions leading to armed conflict, protectionist policies or trade barriers, secession movements or the exit of other member states from the EU, changes to monetary and fiscal policy, new and widespread public health crises (including any epidemics or pandemics), state and privately sponsored cyber and terrorist acts or threats, and the responses to each of the above economic, political or other scenarios by various governments and markets, could have a material adverse effect on the business and performance of NatWest Group, including as a result of the indirect impact on regional or global trade and/or NatWest Group’s customers and counterparties.

The UK experienced significant political uncertainty in 2022 that may persist into the foreseeable future. This could lead to a loss of confidence in the UK, that could in turn, negatively impact companies operating in the UK. NatWest Group also faces political uncertainty in Scotland as a result of a possible second Scottish independence referendum. Independence may adversely affect NatWest Group both in relation to entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland’s relationship with the UK or the EU may adversely affect the environment in which NatWest Group and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group.

The COVID-19 pandemic prompted many changes that may prove to be permanent shifts in customer behaviour and economic activity, such as changes in spending patterns and significantly more people working in a more flexible manner. These changes may affect asset prices, the economic environment, and NatWest Group’s customers’ and counterparties’ financial performance and needs. In response to the COVID-19 pandemic, central banks, governments, regulators, and legislatures in the UK and elsewhere offered unprecedented levels of support and various schemes to assist businesses and individuals, many of which have since been curtailed or withdrawn. However, risks remain as to whether these loans will be repaid.

The value of NatWest Group’s own and other securities may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of NatWest Group’s own and other securities, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group’s own and other securities, which may have a material adverse effect on NatWest Group’s results of operations in future periods, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing NatWest Group’s counterparty risk. NatWest Group’s risk management and monitoring processes seek to quantify and mitigate NatWest Group’s exposure to more extreme market moves. However, market events have historically been difficult to predict, and NatWest Group, its customers and its counterparties could realise significant losses if extreme market events were to occur.

Any of the above may have a material adverse effect on NatWest Group's business, results of operations and outlook.

Changes in interest rates have significantly affected, and will continue to affect, NatWest Group’s business and results.

NatWest Group’s performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, increased in 2022 and are expected to continue to rise in the short-term accompanied by quantitative tightening. However, forward rates at 31 December 2022 suggested interest rates may fall again in the medium-term.

Stable interest rates support predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates, such as those experienced during the COVID-19 pandemic, are generally expected to be less favourable for banks.

For NatWest Group, persistently low interest rates may reduce the yield on its lower interest income.

NatWest Group plc – Annual Report on Form 20-F	127

Risk factors continued

Volatility in interest rates may also result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, unexpected movements in spreads between key benchmark rates such as sovereign and swap rates in turn affect liquidity portfolio valuations. Finally, sharp unexpected rises in rates may also have negative impacts on some asset and derivative valuations, for example. Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition and/or prospects.

Movements in interest rates also influence and reflect the macro-economic situation more broadly, affecting factors such as business and consumer confidence, property prices, default rates on loans and other indicators that may indirectly affect NatWest Group and also have a material adverse effect on its future results, financial condition and/or prospects.

Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.

Decisions of central banks (including the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to sharp and sudden fluctuations in currency exchange rates.

Although NatWest Group is principally a UK focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and other strategic equity shareholdings. NatWest Group also relies on issuing securities in non-sterling currencies that assist in meeting NatWest Group’s MREL. NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affects its revenue and also uses service providers based outside of the United Kingdom for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

NatWest Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency exchange rates. Nevertheless, changes in currency exchange rates, particularly in the sterling-US dollar and euro-sterling rates, may adversely affect various factors including, the value of assets, liabilities (including the total amount of MREL-eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's income from foreign exchange dealing, business, results of operations and outlook.

Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may adversely affect NatWest Group and its operating environment.

The UK ceased to be a member of the EU and the European Economic Area (‘EEA’) on 31 January 2020 (‘Brexit’) and the 2020 EU-UK Trade and Cooperation Agreement (‘TCA’) ended the transition period on 31 December 2020. The TCA was accompanied by a Joint Declaration on financial services which sets out an intention for the EU and UK to cooperate on matters of financial regulation and to agree a Memorandum of Understanding (‘MoU’), which remains unsigned. Certain aspects of the services provided by NatWest Group are therefore subject to obtaining local licences or are subject to individual equivalence decisions (temporary or otherwise) by relevant regulators. The EU’s equivalence regime does not cover most lending and deposit taking, and determinations in respect of non-EU countries have not, to date, covered the provision of most financial investment services. In addition, equivalence determinations do not guarantee permanent access rights and can be withdrawn with short notice. In late 2021 the European Commission proposed legislation that would require non-EU firms to establish a branch or subsidiary in the EU before providing ‘banking services’ in the EU. If these proposals become law all ‘banking services’ will be licensable activities in each EU member state and member states will not be permitted to offer bilateral permissions to financial institutions outside the EU allowing them to provide ‘banking services’ in the EU. Uncertainty remains as to whether ‘banking services’ will also include investment products.

NatWest Group continues to evaluate its post Brexit EU operating model, making adaptations as necessary. NatWest Group also continues to assess where NatWest Group companies can obtain bilateral regulatory permissions to facilitate intragroup transactions and/or to permit business to continue from its UK entities, transferring what cannot be continued to be rendered from the UK to an EEA subsidiary or branch where permitted or commercially reasonable to do so. Where these regulatory permissions are temporary or are withdrawn, a different approach may need to be taken or may result in a change in operating model or some business being ceased. Not all NatWest Group entities have applied for bilateral regulatory permissions and instead conduct EEA business through an EEA licensed subsidiary or branch. Certain permissions are required in order to maintain the ability to clear euro payments. Other permissions, including the ability to have two intermediate EU parent undertakings, may need to be obtained, and structural changes may need to be made, to allow NatWest Group to continue to serve EEA customers from both the ring-fenced and non-ring-fenced banking entities. Any failure to obtain such permissions or make such structural changes in a timely manner, or at all, could adversely affect NatWest Group and the EEA customers it serves. Furthermore, transferring business to an EEA based subsidiary is a complex exercise and involves legal, regulatory and execution risks, and could result in a loss of business and/or customers or higher than anticipated costs. The changes to NatWest Group’s operating model have been costly and failure to receive the requested regulatory permissions and/or further changes to its business operations, product offering and customer engagement could result in further costs and/or regulatory sanction.

The long-term effects of Brexit and the uncertainty regarding NatWest Group’s EU operating model may adversely affect NatWest Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. The long-term effects of Brexit may also be exacerbated by wider UK and global macroeconomic trends and events.

Uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law.

For example, bank regulation in the UK may diverge from European bank regulation if the Financial Services and Markets Bill (‘FSM’) is enacted into law. The UK government has also proposed legislation to introduce automatic ‘sunset’ clauses for retained EU law by the end of 2023 (the Retained EU Law (Revocation and Reform) Bill 2022), which if enacted could potentially cause market disruption and require additional resources to manage the legal and regulatory consequences. NatWest Group may not be able to respond to these changes effectively, in a timely manner, or at all. The actions taken by regulators in response to any new or revised bank regulation and other rules affecting financial services, may negatively affect NatWest Group, including its business, non-UK operations, group structure, compliance costs, intragroup arrangements and capital requirements.

Any of the above could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	128

Risk factors continued

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.

In its March 2021 Budget, the UK Government announced its intention to carry out a programme of sales of NatWest Group plc ordinary shares with the objective of selling all of its remaining shares in NatWest Group plc by 2026. NatWest Group plc has: (i) carried out directed buybacks of NatWest Group plc ordinary shares from UK Government Investments Limited (‘UKGI’) in March 2021 and in March 2022, (ii) carried out sales of NatWest Group plc shares by UKGI by accelerated bookbuild in May 2021 and (iii) made purchases under NatWest Group plc’s directed and on-market buyback programmes announced in July 2021 and in March 2022. As at 17 January 2023, the UK Government held 44.98% of the ordinary share capital with voting rights of NatWest Group plc. NatWest Group may participate in similar directed or on-market buybacks in the near- and medium-term future. The precise timing and extent of further UKGI’s sell-downs is uncertain, which could result in a prolonged period of price volatility for NatWest Group plc’s ordinary shares and other securities.

Any offers or sales of a substantial number of ordinary shares in NatWest Group plc by UKGI, market expectations about these sales and any associated directed, on or off market buyback activity by NatWest Group, could affect the prevailing market price for the outstanding ordinary shares of NatWest Group plc which may have a material adverse effect on NatWest Group.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains NatWest Group plc’s largest single shareholder, HM Treasury and UKGI (as manager of HM Treasury’s shareholding) could exercise a significant degree of influence over NatWest Group including: the election of directors and appointment of senior management, NatWest Group’s capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group’s operations. HM Treasury or UKGI’s approach depends on government policy, which could change.

The manner in which HM Treasury or UKGI exercises HM Treasury’s rights as NatWest Group’s largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy, which may in turn adversely affect NatWest Group.

Any of the above could have a material adverse effect on NatWest Group's business, results of operations and outlook.

Strategic risk

NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.

NatWest Group continues to implement its purpose-led strategy, which is designed to champion potential and to help individuals, families and businesses to thrive. NatWest Group’s strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations, as accelerated by the COVID-19 pandemic. Further, shifting trends include digitalisation, decarbonisation, automation, e-commerce and hybrid working, each of which has resulted in significant market volatility and change. There is also increased investor, employee, stakeholder, regulatory and customer scrutiny regarding how businesses address these changes and related climate change, biodiversity and other sustainability issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management.

In recent years, as part of its purpose-led strategy, NatWest Group has refocused its NatWest Markets business, and has also created the Commercial & Institutional business segment. The Commercial & Institutional business segment combined the pre-existing Commercial, NatWest Markets and RBS International businesses to form a single business segment, which focuses on serving Commercial & Institutional customers. The Commercial & Institutional business segment is intended to allow closer operational and strategic alignment to support growth, with increased levels of services being provided between NatWest Group entities, with the potential increased risk of breach of the UK ring-fencing regime requiring effective conflicts of interest policies.

Many factors may adversely impact the successful implementation of NatWest Group’s purpose-led strategy, including:

-	macroeconomic challenges including rising inflation and interest rates and falling economic activity which may adversely affect economic growth and which could in turn impact certain strategic initiatives and new venture opportunities for NatWest Group;
-	an internal culture shift across NatWest Group as to how NatWest Group conducts its business to strive towards NatWest Group’s One Bank strategy;
-	maintaining effective governance, procedures, systems and controls giving effect to the purpose-led strategy whilst also managing emerging climate, ESG and other sustainability-related risks and opportunities;
-	achieving a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period;
-	cost-controlling measures, which may result in material one-off provisions to lower the NatWest Group cost base, may divert investment from other areas, and may vary considerably from year to year;
-	lower customer confidence and confidence from the wider market, which may result in a decrease of customer activity and related income levels;
-	changes in the economic, political and regulatory environment in which NatWest Group, its customers and its counterparties operate, regulatory uncertainty and changes, strong market competition and industry disruption and economic volatility; and
-	any economic downturn which may adversely affect the strategy as certain initiatives depend on achieving growth in new ventures and opportunities for NatWest Group.

NatWest Group plc – Annual Report on Form 20-F	129

Risk factors continued

In pursuing its purpose-led strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of its strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, internal culture, conduct and people risks to NatWest Group. Implementing many changes and strategic actions concurrently, including in respect of any growth initiatives, will require application of robust governance and controls frameworks and robust IT systems; there is a risk that NatWest Group may not be successful in these respects. The implementation of the purpose-led strategy and any other strategic initiatives could result in materially higher costs than initially contemplated (including due to material uncertainties and factors outside of NatWest Group’s control) and may not be completed as planned, or at all, or could be phased or could progress in a manner other than currently expected. This could lead to additional management actions by NatWest Group.

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the purpose-led strategy and other strategic initiatives, result in higher than expected costs, impact NatWest Group’s products and services offering, its reputation with customers or business model and adversely affect NatWest Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse effect on NatWest Group’s future results, financial condition and/or prospects.

Future acquisitions or divestments by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.

The financial services industry is experiencing continued competitive pressure with technological advancement disrupting traditional business models. In order to compete effectively, NatWest Group may decide, as part of its purpose-led strategy, to undertake divestments, restructurings or reorganisations.

Conversely, it may decide to grow its business through acquisitions, joint ventures, investments and/or strategic partnerships as well as other transactions and initiatives to: (i) enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; or (iv) enter new markets or enhance its presence in existing markets.

There are risks that NatWest Group may not fully realise the expected benefits and value from these transactions and initiatives in the time, or to the degree, anticipated, or at all. In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, for example, regarding synergies and expected commercial demand; (ii) fail to successfully integrate any acquired businesses (including in respect of technologies, existing strategies, products and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in growing its business through divestments, restructurings, reorganisations or acquisitions, and initiatives and any particular transaction may not succeed, may be limited in scope or scale (including due to NatWest Group’s current ownership structure) and may not conclude on the terms contemplated, or at all. Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition and/or prospects.

Continued competitive pressure in the financial services industry, including from technology companies, may have a negative impact on NatWest Group’s business. If NatWest Group Commercial & Institutional customers merge or are acquired by other entities that are not NatWest Group customers, this may also lead to losses for NatWest Group. Existing larger banks or financial institutions (and those that emerge from mergers and consolidations) may have more bargaining power in negotiations than NatWest Group. Each of these developments may have a material adverse effect NatWest Group.

NatWest Group plc – Annual Report on Form 20-F	130

Risk factors continued

NatWest Group’s phased withdrawal from the Republic of Ireland present various risks.

NatWest Group’s phased withdrawal from ROI continues to present significant commercial, operational, reputational, legal and execution risks. In particular, the phased withdrawal from ROI requires transfers of business, assets and liabilities to third parties, and entails many risks, the most significant of which include: (i) anticipated reductions in net income, total lending and RWAs; (ii) potential stranded capital or an inability to return capital from Ulster Bank Ireland DAC to its parent; (iii) the diversion of management resources and attention away from day-to-day management; (iv) the recognition of disposal losses as part of the orderly run-down of certain loan portfolios which may be higher than anticipated; (v) execution risks arising from the significant uncertainties of a phased withdrawal, including the additional IT and operational expense and resource required to mitigate manual and limited customer switching and handling processes of Ulster Bank Ireland DAC, potential counterparties and other banks; (vi) customer action or inaction, or the inability to obtain necessary approvals and/or support from governmental authorities, regulators, trade unions and/or other stakeholders resulting in additional cost, resource and delays; (vii) potential loss of customers, resulting in, for example, retail and commercial deposit outflows and reduced revenues and liquidity; (viii) increased people risk through the potential loss of key colleagues and institutional knowledge and increased challenges of attracting and retaining colleagues; (ix) regulatory risk, including in relation to prudential, conduct and other regulatory requirements; (x) no or limited access to Euro system funding arrangements; and (xi) brand and reputational risks and stakeholder scrutiny about the phased withdrawal from ROI. Any of these risks and uncertainties may cost more, be more complex or harder to mitigate than currently estimated and may have a material adverse effect on NatWest Group’s reputation, future results, financial condition and/or prospects or its ability to execute a phased withdrawal from ROI.

The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

To improve efficiencies and best serve customers following Brexit, NatWest Group expects that certain of its assets, liabilities, transactions and activities (including NatWest Group’s Western European corporate portfolio principally consisting of term funding and revolving credit facilities), may be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to regulatory and customer requirements. The timing, success and quantum of any of these transfers remain uncertain as is the impact of these transactions on its results of operations. As a result, this could have a material adverse effect on NatWest Group’s future results, financial condition and/or prospects may be adversely affected.

Financial resilience risk

NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

As part of NatWest Group’s strategy, it has set a number of financial, capital and operational targets including in respect of its: CET1 ratio target, MREL targets, return on tangible equity (‘ROTE’), funding plans and requirements, employee engagement, diversity and inclusion as well as ESG (including climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.’

NatWest Group’s ability to meet its targets, including its CET1 ratio target, and make discretionary capital distributions and to successfully fulfil its strategy is subject to various internal and external factors and risks. These include but are not limited to: UK and global macroeconomic, political, market and regulatory uncertainties, operational risks and risks relating to NatWest Group’s business model and strategy (including risks associated with climate, ESG and other sustainability-related issues) and litigation, governmental actions, investigations and regulatory matters. See also, ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine’.

Any failure of NatWest Group to meet its targets, successfully meet its strategy or make discretionary capital distributions could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

The markets within which NatWest Group operates are highly competitive. NatWest Group expects such competition to continue and intensify in response to various changes. These include: evolving customer behaviour, technological changes (including digital currencies and other instruments, stablecoins and the growth of digital banking, such as from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede NatWest Group’s ability to grow or retain its share and impact its revenues and profitability, particularly in its key UK retail and commercial banking segments. Moreover, innovations such as biometrics, artificial intelligence, automation, the cloud, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

These trends have been catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking (PSD2), ‘Open Finance’ and other remedies imposed by the Competition and Markets Authority (‘CMA’), which are designed to further promote competition within retail banking. The competition enhancing measures under NatWest Group’s independently administered Alternative Remedies Package (‘ARP’) benefits grant recipients and eligible competitors. The ARP may be more costly than anticipated and may adversely affect customer service for NatWest Group’s own customers, its competitive position and reputation. Failure to comply with the terms of the scheme could result in the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence, each of which could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	131

Risk factors continued

Increasingly, many of the products and services offered by NatWest Group are, and will become, more technology intensive, including through digitalisation and the use of artificial intelligence. For example, NatWest Group has invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Rapid Cash, Rooster Money and Vodeno. NatWest Group’s ability to develop or acquire such digital solutions (which also need to comply with applicable and evolving regulations) has become increasingly important to retaining and growing NatWest Group’s customer business in the UK. There can be no certainty that NatWest Group’s innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow NatWest Group to continue to maintain or grow such services in the future. Certain of NatWest Group’s current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. NatWest Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, resulting in increased competition from traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

NatWest Group’s competitors may also be better able to attract and retain customers and key employees, may have more advanced IT systems, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on cost efficiencies.

This may limit additional investment in areas such as innovation and could affect NatWest Group’s offering of innovative products or technologies for delivering products or services to customers and its competitive position.

Furthermore, the development of innovative products depends on NatWest Group’s ability to produce underlying high-quality data, failing which its ability to offer innovative products may be compromised.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and timely, it will lose share, incur losses on some or all of its initiatives and lose opportunities for growth. In this context, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through automation and artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, inadequate or is not fully integrated into NatWest Group’s current solutions. There can be no certainty that such initiatives will deliver the expected cost savings and investment in automated processes will likely also result in increased short-term costs for NatWest Group.

In addition, the implementation of NatWest Group’s purpose-led strategy (including in relation to acquisitions, reorganisations and/or partnerships), delivery on its climate ambition, cost-controlling measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants could affect NatWest Group’s ability to maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group’s strategic initiatives. Furthermore, continued consolidation or technological or other developments in certain sectors of the financial services industry could result in NatWest Group’s remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors, each of which may adversely affect NatWest Group's business, results of operations and outlook. These and other changes in NatWest Group's competitive environment could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group has significant exposure to counterparty and borrower risk.

NatWest Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group’s businesses. NatWest Group’s lending strategy and associated processes/systems may fail to identify, anticipate or quickly react to weaknesses or risks in a particular sector, market or borrower, or NatWest Group’s credit risk appetite relative to competitors, or fail to adequately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group’s profitability. See also, ‘Risk and capital management — Credit Risk’.

The credit quality of NatWest Group’s borrowers and other counterparties may be affected by the recent UK and global macroeconomic and political uncertainties and a further deterioration in prevailing economic and market conditions (including a resurgence of the COVID-19 pandemic or other new health crises) and by the legal and regulatory landscape in the UK and countries where NatWest Group is exposed to credit risk. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights over security, increasing credit risk.

An increase in drawings upon credit facilities may also increase NatWest Group’s RWAs. In addition, the level of household indebtedness in the UK remains high. The ability of households to service their debts could be worsened by a period of high unemployment, increasing interest rates or higher inflation, particularly if prolonged. NatWest Group may be affected by volatility in property prices (including as a result of the general UK political or economic climate) given that NatWest Group’s mortgage loan and wholesale property loan portfolios as at 31 December 2022, amounted to £235.5 billion, representing 62% of NatWest Group’s total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the net amount after accounting for any IFRS 9 provisions already made.

This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group plc – Annual Report on Form 20-F	132

Risk factors continued

NatWest Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty or borrower may lead to market-wide liquidity problems and losses for NatWest Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a daily basis. See also, ‘NatWest Group may not be able to adequately access sources of liquidity and funding’.

As a result, adverse changes in borrower and counterparty credit risk may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions, which could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. See also, ‘Risk and capital management - Credit Risk’. A credit deterioration would also lead to RWA increases.

Furthermore, the assumptions and judgments used in the MES and ECL assessment at 31 December 2022 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group. Each of these risks may have a material adverse effect on NatWest Group's business, results of operations and outlook.

Due to NatWest Group’s exposure to the financial industry, it also has exposure to shadow banking entities (i.e., entities which carry out activities of a similar nature to banks but not regulated like banks). NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect NatWest Group’s future results, financial condition and/or prospects.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted affected customers with a number of initiatives including NatWest Group’s participation in BBLS, CBILS and CLBILS products. NatWest Group has sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, CBILS or CLBILS or the enforcing or pursuing repayment of BBLS,CBILS and CLBILS (or a failure to exercise forbearance), which may have a material adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgments, settlements, penalties or fines.

If NatWest Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to write-downs and have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources.

Adequate capital provides NatWest Group with financial flexibility specifically in its core UK operations in the face of turbulence and uncertainty in the UK and the global economy. It also permits NatWest Group plc to make discretionary capital distributions (including dividends to shareholders).

As at 31 December 2022, NatWest Group plc’s CET1 ratio was 14.2% and is targeting a CET1 ratio of 13-14% by the end of 2023. NatWest Group plc’s target CET1 ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the Prudential Regulation Authority’s (‘PRA’) views on appropriate buffers above minimum operating levels.

NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions to its equity investors of amounts surplus to its publicly stated CET1 target, subject to macroeconomic conditions, via a combination of dividends and buybacks. In making distribution decisions, consideration is given to previously guided ordinary dividend pay-out ratios, an intention to minimise the government’s stake in the Group, and maximising shareholder value.

A number of factors may impact NatWest Group plc’s ability to maintain its current CET1 ratio target and achieve its capital strategy. These include:

-	a depletion of its capital resources through increased costs or liabilities or reduced profits;
-	an increase in the quantum of RWAs/Leverage Exposure in excess of that expected, including due to regulatory changes, or a failure in internal controls or procedures to accurately measure and report RWAs/ Leverage Exposure;

NatWest Group plc – Annual Report on Form 20-F	133

Risk factors continued

-	changes in prudential regulatory requirements including NatWest Group plc’s Total Capital Requirement/ Leverage Requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars; and
-	reduced dividends from NatWest Group’s subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc’s target ratio; and limitations on the use of double leverage (i.e., NatWest Group plc’s use of debt to invest in the equity of its subsidiaries, as a result of the Bank of England’s and/or NatWest Group’s evolving views on distribution of capital within groups).

A shortage of capital could in turn affect NatWest Group plc’s capital ratio, and/or its ability to make capital distributions and in turn NatWest Group may not remain a viable, competitive or profitable banking business.

A minimum level of capital is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement may necessitate for NatWest Group plc reducing or ceasing discretionary payments (including payments of dividends to shareholders) to the extent of the breach.

NatWest Group plc is required to maintain a set quantum of MREL set as the higher of its RWAs or leverage requirement. The Bank of England has identified single point-of-entry at NatWest Group plc, as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity within NatWest Group that can externally issue securities that count towards its MREL, the proceeds of which can then be downstreamed to meet the internal MREL of its operating entities and intermediate holding companies.

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

If, under a stress scenario, the level of regulatory capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directives I and II (‘BRRD’), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position. NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect: NatWest Group’s product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities. Any of the above may have a material adverse effect on NatWest Group's business, results of operations and outlook. See also, ‘NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.’

NatWest Group may not be able to adequately access sources of liquidity and funding.

NatWest Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2022, NatWest Group plc subsidiaries held £470.7 billion in deposits. The level of deposits may fluctuate due to factors outside NatWest Group’s control, such as a loss of customers and/or investor confidence (including in individual NatWest Group entities), changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one of the other factors described above, may adversely affect NatWest Group’s ability to satisfy its liquidity or funding needs. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

Current economic uncertainties and any significant market volatility could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements. As a result, NatWest Group and its subsidiaries could be required to adapt their funding plans. This could exacerbate funding and liquidity risk, which may have a material adverse effect on NatWest Group's business, results of operations and outlook.

As at 31 December 2022, NatWest Group plc’s liquidity coverage ratio was 145%. If its liquidity position were to come under stress, and if NatWest Group plc were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case may have a material adverse effect on NatWest Group’s future results, financial condition and/or prospects.

NatWest Group plc – Annual Report on Form 20-F	134

Risk factors continued

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

Rating agencies regularly review NatWest Group plc and other NatWest Group entity credit ratings and outlooks. In October 2022, Moody’s changed the outlook from stable to negative for NatWest Bank Plc’s issuer rating. NatWest Group entity credit ratings and outlooks could be negatively affected (directly or indirectly) by a number of factors that can change over time, including: credit rating agencies’ assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries and regions in which NatWest Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in NatWest Group’s key markets (including higher interest rates and inflation, supply chain disruptions and the outcome of any further Scottish independence referendum); any reduction of the UK’s sovereign credit rating (currently on negative outlook by Moody’s, S&P and Fitch) and market uncertainty. In addition, credit ratings agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit ratings analysis, as are investors in their investment decisions. See also, ‘A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.’

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets’ perception of NatWest Group’s financial resilience could significantly affect NatWest Group’s access to capital markets, reduce the size of its deposit base and trigger additional collateral or other requirements in its funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group’s (and, in particular, NatWest Group plc’s) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with NatWest Group (and, in particular, with NatWest Group plc). This may in turn adversely affect NatWest Group’s competitive position and threaten its prospects in the short to medium-term.

Any of the above may have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

NatWest Group is subject to annual stress tests by its regulator in the UK. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that NatWest Group will need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator may result in: NatWest Group’s regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, each of which may have a material adverse effect on its future results, financial condition and/or prospects.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on analytical and other models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). Uncertainties relating to the COVID-19 pandemic has made reliance on analytical models and planning and forecasting for NatWest Group more complex, and may result in uncertainty impacting the risk profile of NatWest Group and/or that of the wider banking industry. In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as fraud risk management (collectively, ‘financial crime’)). NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed.

As models analyse scenarios based on assumed inputs and a conceptual approach, model outputs therefore remain uncertain. Failure of models (including due to errors in model design) or new data inputs (including non-representative data sets), for example, to accurately reflect changes in the micro and macroeconomic environment in which NatWest Group operates (for example to account for high inflation), to capture risks and exposures at the subsidiary level and to update for changes to NatWest Group’s current business model or operations, or for findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), may render some business lines uneconomic, result in increased capital requirements, may require management action or may subject NatWest Group to regulatory sanction. NatWest Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on NatWest Group's business, results of operations and outlook, minimum capital requirements and reputation.

NatWest Group’s financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgments and assumptions take into account historical experience and other factors, (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgments and assumptions (particularly those involving the use of complex models). Further, accounting policy and financial statement reporting requirements are likely to increasingly require management to adjust existing judgments, estimates and assumptions for the effects of climate-related, sustainability and other matters that are inherently uncertain and for which there is little historical experience which may affect the comparability of NatWest Group’s future financial results with its historical results. Actual results may differ due to the inherent uncertainty in making climate-related and sustainability estimates, judgments and assumptions.

NatWest Group plc – Annual Report on Form 20-F	135

Risk factors continued

Accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgments and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2022, these include loan impairments, fair value, deferred tax and conduct and litigation provisions. These are set out in ‘Critical accounting policies and sources of estimation uncertainty’. Changes resulting from such new accounting standards and interpretations could have a material adverse effect on NatWest Group's business, results of operations and outlook.

Changes in accounting standards may materially impact NatWest Group’s financial results.

NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on the financial results, condition and prospects of NatWest Group. From time to time, the International Accounting Standards Board may issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group capital ratios, including the CET1 ratio. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Future accounting developments’.

The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

NatWest Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse effect on NatWest Group’s business, future results, financial condition and/or prospects.

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group’s preparations to be inadequate.

NatWest Group is subject to regulatory oversight by the Bank of England and the PRA and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario. In June 2022 the Bank of England communicated its assessment of NatWest Group’s preparations and did not identify any shortcomings, deficiencies or substantive impediments although two areas were highlighted as requiring further enhancements. NatWest Group could be materially adversely affected should future Bank of England assessments deem NatWest Group’s preparations to be inadequate.

If future Bank of England assessments identify a significant gap in NatWest Group’s ability to achieve the resolvability outcomes or reveals that NatWest Group is not adequately prepared to be resolved, or did not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the Bank of England’s assessment, potential action may include, but is not limited to, restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change legal or operational structure, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL. This may also impact NatWest Group’s strategic plans and may have a material adverse effect on NatWest Group's business, results of operations and outlook. This may also result in reputational damage and/or lead to a loss of investor confidence.

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

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

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities issued by NatWest Group, which may depend on factors outside of NatWest Group’s control. Moreover, the Banking Act provisions remain largely untested in practice, particularly in respect of resolutions of large financial institutions and groups.

NatWest Group plc – Annual Report on Form 20-F	136

Risk factors continued

If NatWest Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may materially adversely affect holders of NatWest Group plc’s ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding material adverse effect on the market price of such ordinary shares and other NatWest Group securities.

Climate and sustainability-related risks

NatWest Group and its customers, suppliers and counterparties face significant climate and sustainability-related risks, which may adversely affect NatWest Group.

Climate-related risks represent a source of systemic risk in the global financial system. The financial impacts of climate-related risks are expected to be widespread, exacerbating already existing financial vulnerabilities and may disrupt the proper functioning of financial markets and institutions, including NatWest Group.

Financial and non-financial risks from climate change and sustainability-related risks can arise through physical and transition risks. In addition, physical and transition risks can trigger further losses, stemming directly or indirectly from legal claims, litigation and conduct liability (referred to as ‘liability risk’). See also, ‘NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.’

There are significant uncertainties as to the location, extent and timing of the manifestation of the physical risks of climate change, such as more severe and frequent extreme weather events (storms, flooding, subsidence, heat waves, droughts and wildfires), rising sea levels, nature and biodiversity loss, declining food yields, destruction of critical infrastructure, supply chain disruption and resource scarcity. Damage to NatWest Group customers’, suppliers’ and counterparties’ properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios. In addition, NatWest Group premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs and adversely affect NatWest Group’s reputation, future results, financial condition and/or prospects.

In October 2021, the UK Government published its Net Zero Strategy which sets out how the UK will deliver on its commitment to reach net-zero emissions by 2050 (defined as the point at which greenhouse gas emissions from sources are equal to removals by sinks as set out in Article 4 of the 2015 Paris Agreement). An independent review of the government’s approach to delivering its net zero target to ensure it is pro-business and pro-growth was published in January 2023. The timing, content and implementation of the specific policies and proposals remain uncertain and are subject to continuous changes and developments. The transition to a net-zero economy across all sectors of the economy and markets in which NatWest Group operates will be required to meet the goals of the UN Framework Convention on Climate Change (1994), the 2015 Paris Agreement, the UK’s Net Zero Strategy and the European Green Deal initiatives. The impacts of the extensive social, commercial, technological, policy and regulatory changes required to achieve transition remain uncertain but are expected to be significant, subject to continuous changes and developments and may be disruptive across the global economy and markets, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Some sectors such as property, energy (including the oil and gas industry), mobility (including land transport, aviation, and shipping industries and the related manufacturing and infrastructure industry) and food (including the agriculture industry) are expected to be particularly impacted. The timing and pace of the transition to a net-zero economy is also uncertain, will depend on many factors and uncertainties and may be near- term, gradual and orderly, or delayed, rapid and disorderly, or a combination of these. There is also growing attention on the need for a 'just transition' and ‘energy justice’ – in recognition that the transition to net zero should not disproportionally affect the most disadvantaged members of society.

In addition, NatWest Group and its customers, suppliers and counterparties may face economic, financial and non-financial risks arising from broader sustainability issues such as: (i) risks relating to degradation of the environment, such as air, water and land pollution, water stress, nature and biodiversity loss and deforestation which may include for instance loss and/or decline of the state of nature (including the state of biodiversity); (ii) social matter-related risks (including violent conflicts, geopolitical implications, impacts on indigenous people, migration, human rights, diversity, equality and inclusion, the living wage, fair taxation and value chains); and (iii) governance-related risks (including board diversity, ethics, executive compensation and management structure).

Financial institutions, including NatWest Group, are directly and indirectly exposed to multiple types of environmental risks (including nature and biodiversity related risks) through their activities, including through the risk of default by clients.

In addition to safeguards and interventions that focus on reducing negative impacts on the environment (including nature and biodiversity), there is also a growing need to implement solutions that focus on increasing positive impacts on environment (including nature and biodiversity) through nature-based solutions. In 2021, NatWest Group classified ‘Biodiversity and Nature Loss’ as an emerging risk for NatWest Group within its Risk Management Framework.

The Taskforce on Nature-Related Financial Disclosures (TNFD) is a global, market-led initiative with the mission to develop and deliver a risk management and disclosure framework for organisations to report and act on evolving nature-related risks and opportunities, with the ultimate aim of supporting a shift in global financial flows away from nature-negative outcomes and toward nature-positive outcomes. NatWest Group is a member of the Informal Working Group 2020 of TNFD and is a Forum Member since 2021.

NatWest Group plc – Annual Report on Form 20-F	137

Risk factors continued

Measuring the environmental related financial impacts (including impacts on nature and biodiversity related financial impacts) as a result of funding and financing activities as well as reporting on these is an evolving and complex area for the financial services industry which requires collaborative approaches with partners, stakeholders, peers and public sector bodies to help measure and mitigate the negative impacts of the activities which NatWest Group finances on the environment (including nature and biodiversity), as well as supporting the growing sector of nature-based solutions and habitat restoration and biodiversity markets. NatWest Group is in the early stages of developing its approach to assess, manage and mitigate environmental risks and by using emerging industry guidance such as the TNFD beta framework, NatWest Group is seeking to further its understanding of how NatWest Group’s business activities impact nature, the dependencies NatWest Group and its customers have on nature, and the risks and opportunities nature can generate.

There is also increased scrutiny from NatWest Group’s employees, investors, customers, counterparties (including its suppliers), communities, regulators and other stakeholders regarding how businesses address social issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management which may impact NatWest Group’s employees, suppliers, customers, and their business activities or the communities in which they operate.

These climate and sustainability-related risks may:

-	adversely affect economic activity, asset pricing and valuations of financial instruments and, in turn, the wider financial system;
-	impact economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes);
-	also affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks;
-	trigger further losses stemming directly or indirectly from legal claims (liability risks) and reputational damage as a result of the public, customers, counterparties, suppliers and/or investors associating NatWest Group or its customers with adverse climate and sustainability-related issues;
-	intersect with and add further complexity and challenge to achieving NatWest Group’s purpose-led strategy including climate ambitions and targets;
-	be drivers of several different risk categories simultaneously and may exacerbate existing risks, including credit risk, operational risk (including business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers), pension risk and conduct risk; and
-	if combined, may have a greater material adverse effect on NatWest Group’s reputation, future results, financial condition and/or prospects.

If NatWest Group fails in a timely manner to identify and address climate and sustainability-related risks and opportunities and changing regulatory and market expectations, or to appropriately identify, measure, manage and mitigate climate and sustainability-related physical, transition and liability risks and opportunities that NatWest Group, its customers, counterparties and suppliers face, this may have a material adverse effect on NatWest Group’s reputation, future results, financial condition and/or prospects.

NatWest Group’s climate change related strategy, ambitions, targets and transition plan entail significant execution and reputational risk and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

In February 2020, NatWest Group announced its ambition to become a leading bank in the UK helping to address the climate challenge. As part of the implementation of its climate ambitions, at NatWest Group’s Annual General Meeting in April 2022, ordinary shareholders passed an advisory ‘Say on Climate’ resolution endorsing NatWest Group’s previously announced strategy to address climate change, including its ambitions to at least halve the climate impact of its financing activity by 2030, achieve alignment with the 2015 Paris Agreement and reach net zero by 2050 across its financed emissions, assets under management and operational value chain.

Furthermore, as part of its efforts to support the transition to a net-zero economy, NatWest Group has announced its plans to (i) stop lending and underwriting to companies with more than 15% of activities related to thermal and lignite coal, unless they had a Credible Transition Plan in line with the 2015 Paris Agreement in place by end of 2021;phase out of thermal and lignite coal for UK and non-UK customers who have UK coal production, coal-fired generation and coal-related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030; (ii) to stop lending and underwriting to major oil and gas producers unless they had a Credible Transition Plan aligned with the 2015 Paris Agreement in place by the end of 2021; (iii) from February 2023 stop providing reserve based lending specifically for the purpose of financing oil and gas exploration, extraction and production for new customers, and, after the 31 December 2025 not to renew, refinance or extend existing reserve- based lending specifically for the purpose of financing oil and gas exploration, extraction and production; and (iv) stop providing reserve-based lending and borrowing base financing to upstream Oil and Gas companies specifically for the purpose of financing upstream assets located in Arctic or Antarctic Waters.

In December 2022, NatWest Group published its science based targets validated by Science Based Target Initiative (SBTi) for its own operational footprint and for 79% of its loans and investments (debt securities and equity shares) on its 2019 balance sheet, at sector level.

NatWest Group has also announced and in the future it may also announce other climate ambitions and targets which support its overarching strategy to address climate change.

Making the changes necessary to achieve NatWest Group’s strategy on addressing climate change, including its climate ambitions and targets and executing its transition plan, may adversely affect NatWest Group’s business and operations and will require significant reductions to its financed emissions and to its exposure to customers that do not align with a transition to net zero or do not have a credible transition plan in place. Increases in lending and financing activities may wholly or partially offset some or all these reductions, which may increase the extent of changes and reductions necessary. It is anticipated that achieving these reductions, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes, is likely to necessitate material and accelerated changes to NatWest Group’s business, operating model, its existing exposures and the products and services NatWest Group provides to its customers (potentially on accelerated timescales) which may adversely affect NatWest Group’s ability to achieve its financial targets and generate sustainable returns.

NatWest Group plc – Annual Report on Form 20-F	138

Risk factors continued

NatWest Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development and are subject to different interpretations. There can be no assurance that these standards, practices, requirements and expectations will not be interpreted differently than what was NatWest Group’s understanding when defining its climate-related ambitions and targets or change in a manner that substantially increases the cost or effort for NatWest Group to achieve such ambitions and targets. In addition, NatWest Group’s ambitions and targets may prove to be considerably more difficult or even impossible to achieve under such changing circumstances. This may be exacerbated if NatWest Group chooses or is required to accelerate its climate-related ambitions or targets as a result of (among other things) UK or international regulatory developments or stakeholder expectations.

NatWest Group’s ability to achieve its strategy to address climate change, including achieving its climate ambitions and targets, will depend to a large extent on many factors and uncertainties beyond NatWest Group’s control.

These include the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the macroeconomic environment, the timely implementation and integration of adequate government policies, the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to mitigate the impact of climate and sustainability-related risks, changes in customer behaviour and demand, changes in the available technology for mitigation, the roll-out of low carbon infrastructure and the availability of accurate, verifiable, reliable, consistent and comparable data. See also, ‘There are significant challenges in accessing reliable, verifiable and comparable climate and other sustainability-related data due to availability, quality and other limitations, which contribute to the substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions’.

These external factors and other uncertainties will make it challenging for NatWest Group to meet its climate ambitions and targets and there is a significant risk that all or some of them will not be achieved.

Any delay or failure in setting, making progress against or meeting NatWest Group’s climate-related ambitions and targets may have a material adverse effect on NatWest Group, its reputation, future results, financial condition and/or prospects and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing reliable, verifiable and comparable climate and other sustainability-related data, including as a result of lack of standardisation, consistency and completeness which, alongside other factors, contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

Meaningful reporting of climate and sustainability-related risks and opportunities and their potential impacts and related metrics depends on access to accurate, reliable, consistent and comparable climate and sustainability-related data from counterparties or customers. Data may not be generally available or, if available, may not be accurate, verifiable, auditable, reliable, consistent, or comparable.

Any failure of NatWest Group to incorporate climate and/or sustainability-related factors into its counterparty and customer data sourcing and accompanying analytics, or to collect or develop accurate, verifiable, auditable, reliable, consistent and comparable counterparty and customer data, may have a material adverse effect on NatWest Group’s ability to prepare meaningful reporting of climate and sustainability-related risks and opportunities, and it may adversely affect NatWest Group’s regulatory compliance, reputation, business and its competitive position.

In the absence of other sources, reporting of financed emissions by financial institutions, including NatWest Group, is necessarily based on aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions. NatWest Group’s climate and sustainability-related disclosures use a greater number and level of assumptions and estimates than many of its financial disclosures. These assumptions and estimates are highly likely to change over time, and, when coupled with the longer timeframes used in these climate and sustainability-related disclosures, make any assessment of materiality inherently uncertain.

In particular, in the absence of actual emissions monitoring and measurement, emissions estimates are based on industry and other assumptions that may not be accurate for a given counterparty or customer. There may also be data gaps that are filled using proxy data, such as sectoral averages, again developed in different ways. As a result, NatWest Group’s climate and sustainability-related disclosures may be amended, updated or restated in the future as the quality and completeness of NatWest Group’s data and methodologies continue to improve. These data quality challenges, gaps and limitations could have a material impact on NatWest Group’s ability to make effective business decisions about climate risks and opportunities, including risk management decisions, to comply with disclosure requirements and to monitor and report progress in meeting ambitions and targets, which could have a material adverse effect on NatWest Group's business, results of operations and outlook.

Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate-related risks. These include data quality gaps and limitations mentioned above, as well as the pace at which climate science, greenhouse gas accounting standards and various emissions reduction solutions develop. In addition, there is significant uncertainty about how climate change and the transition to a net-zero economy will unfold over the coming years and decades and how and when climate-related risks will manifest. These timeframes are considerably longer than NatWest Group’s historical strategic, financial, resilience and investment planning horizons.

As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes and impacts. Climate-related risks present significant methodological challenges due to their forward-looking nature, the lack and/or quality of historical testing capabilities, lack of standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties, for example:

-	climate scenarios are not predictions of what is likely to happen or what NatWest Group would like to happen, rather they explore the possible implications of different judgments and assumptions by considering a series of scenarios;
-	climate scenarios do not provide a comprehensive description of all possible future outcomes;

NatWest Group plc – Annual Report on Form 20-F	139

Risk factors continued

-	lack of specialist expertise in banks such that NatWest Group needs to rely on third party advice, modelling, and data which is also subject to many limitations and uncertainties;
-	immaturity of modelling of and data on climate-related risks on financial assets which will evolve rapidly in the coming years;
-	the number of variables and forward-looking nature of climate scenarios which makes them challenging to back test and benchmark;
-	the significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society;
-	the assumptions will be continually evolving with more data/information which may affect the baselines for comparability across reporting periods and impact internal and external verification processes; and
-	the pace of the development of the methodologies across different sectors may be different and therefore it may be challenging to report on the whole balance sheet with regard to emissions.

Accordingly, these risks and uncertainties coupled with significantly longer timeframes make the outputs of climate-related risk modelling, including emission reduction targets and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information. Furthermore, there is a lack of scientific, industry and regulatory consensus regarding the appropriate metrics, methodologies, modelling and standardised reporting to enable the assessment of the location, acuteness, and severity of environmental risks (including nature and biodiversity-related risks) and the monitoring and mitigation of these risks in the economy and financial system.

Capabilities within NatWest Group to appropriately assess, model, report and manage climate and sustainability-related risks and impacts and the suitability of the assumptions required to model and manage climate and sustainability-related risks appropriately are developing. The development of NatWest Group’s capabilities to assess, model, report and manage the impacts of climate change and broader environmental risk (including nature and biodiversity-related risks) is in its early stages. Even when those capabilities are developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgments and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies, which may have a material adverse effect on NatWest Group’s regulatory compliance, reputation, future results, financial condition and/or prospects.

A failure to implement effective climate change resilient governance, procedures, systems and controls in compliance with legal and regulatory expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group’s ability to manage those risks.

The prudential regulation of climate-related risks is an important driver in how NatWest Group develops its risk appetite for financing activities or engaging with counterparties. Legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate-related and environmental risks under prudential rules.

In April 2019, the PRA published a supervisory statement (‘SS 3/19’) with particular focus on the management of financial risks from climate change with respect to governance, risk management, scenario analysis and disclosures. In response to the PRA’s SS 3/19, following the submission of initial plans in October 2019, on 8 October 2020 NatWest Group provided the PRA with an update to its original plan, noting that the COVID-19 pandemic had disrupted some elements of its original plan and, as a result, the updated plan would require additional operating cycles reaching into 2022 and beyond to prove embedding. Throughout 2022, NatWest Group provided the PRA with updates on how it had addressed the commitments made in its October 2020 plan, noting the delivery of a first generation, largely qualitative in nature, approach to the supervisory requirements. In 2022, the PRA has also started actively supervising firms against their supervisory expectations and it issued another ‘Dear CEO letter’ providing a summary of capabilities which the PRA would expect firms to be able to demonstrate, setting out thematic observations on firms’ levels of embeddedness, and providing examples of effective practices identified.

In June 2021, the Bank of England launched its 2021 Biennial Exploratory Scenario (‘2021 CBES’) to stress test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change under three climate scenarios. NatWest Group delivered its first 2021 CBES submission to the PRA in October 2021 and its submission to the second phase of the 2021 CBES exercise in the first quarter of 2022. In May 2022, the PRA published the results of the 2021 CBES which has shown that UK banks, including NatWest Group, need to do more to understand and manage their exposure to climate risks and that the lack of available data on corporates’ current emissions and future transition plans is a collective issue affecting all participating firms.

In July 2022, the participating banks in the 2021 CBES exercise were invited to discuss methodologies and challenges with regards to climate risk scenario analysis.

In October 2022, the Bank of England and the PRA held a conference to facilitate discussion on the complex issues associated with adjusting the capital framework to take account of climate-related financial risks with the aim of providing more guidance on its approach to climate and capital by the end of 2022. The Bank of England does not think capital frameworks should be used to address the causes of climate change. However, as set out in the PRA’s Climate Change Adaptation Report 2021, and as with any other risk, it does think the capital framework could be a useful tool within the broader regulatory frameworks to ensure that PRA-regulated firms are resilient to climate risks.

Any failure of NatWest Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks and apply the appropriate product governance in line with applicable legal and regulatory requirements and expectations, may adversely affect NatWest Group’s regulatory compliance, prudential capital requirements, liquidity position, reputation, future results, financial condition and/or prospects.

NatWest Group plc – Annual Report on Form 20-F	140

Risk factors continued

Climate and sustainability-related disclosures are a rapidly evolving area and increasingly expose NatWest Group to risk in the face of legal and regulatory expectations, regulatory enforcement and class action risk. NatWest Group and its subsidiaries currently are and in the future will be subject to increasing entity-wide climate-related and other non-financial disclosure requirements, including pursuant to the recommendations of the Task Force on Climate-related Financial Disclosure (‘TCFD’), the proposed SEC Climate Disclosure Rules and ISSB sustainability reporting requirements and under other regimes. As from February 2022, NatWest Group is required to provide enhanced climate-related disclosures consistent with the TCFD recommendations to comply with the FCA Policy Statement on ‘Proposals to enhance climate-related disclosures by listed issuers and clarification of existing disclosure obligations’ (PS 20/17) which introduced new Listing Rules that require commercial companies with a UK premium listing – such as NatWest Group - to make climate-related disclosures, consistent with TCFD, on a ‘comply or explain’ basis. In addition, as of the accounting period beginning on or after 1 January 2022, NatWest Group is also in scope of the FCA Policy Statement ‘Enhancing climate-related disclosures by standard listed companies’ (PS 21/23) which confirmed its final policy position set forth in PS 20/17, extended the scope of issuers that are subject to the new Listing Rules and added guidance provisions on transition plan disclosure (for issuers in scope of both the PS 20/17 and the new PS 21/23 rules). As of 5 April 2022, NatWest Group is also required to prepare mandatory climate-related financial disclosures pursuant to The Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022.

Furthermore, in October 2022, the FCA published a Consultation Paper on ‘Sustainability Disclosure Requirements (SDR) and investment labels’ (CP 22/20) which proposes that the FCA will require all regulated firms to ensure that from June 2023 the naming and marketing of financial products and services in the UK is clear, fair and not misleading, and consistent with the sustainability profile of the products or services, i.e. proportionate and not exaggerated.

Misrepresenting or over-emphasising the extent to which an investment, strategy or other type of product takes into account environmentally friendly, sustainable or ethical features and concerns, using misleading labels and language in relation to such products and/or omitting material information about NatWest Group’s contribution to the climate crisis (including its direct or indirect contribution to greenhouse gas emissions), or other sustainability-related issues, could potentially result in complaints, regulatory intervention, claims and/or litigation and reputational damage.

Any failure of NatWest Group to implement robust and effective climate and sustainability-related disclosure governance and to embed appropriate product governance policies, procedures and controls to make accurate public statements and claims about how environmentally friendly, sustainable or ethical NatWest Group’s products and services are and to apply these in line with applicable legal and regulatory requirements and expectations, may have a material adverse effect on NatWest Group’s regulatory compliance and reputation and could give rise to litigation.

Increasing levels of climate, environmental, human rights and other sustainability-related laws, regulation and oversight which are constantly evolving may adversely affect NatWest Group.

There is an increasing number of EU, UK and other regulatory and legislative initiatives to address issues around climate change (including promoting the transition to a net-zero economy), environment (including nature and biodiversity), human rights and other sustainability-related risks and opportunities. As a result, an increasing number of laws, regulations and legislative actions, including proposals, guidance, policy and regulatory initiatives many of which have been introduced or amended recently and are subject to further changes, is likely to affect the financial sector and the wider economy.

Many of these initiatives are focused on developing standardised definitions and criteria for green and sustainable criteria of assets and liabilities, integrating climate change and sustainability into decision-making and customers’ access to green and sustainable financial products and services which may have a significant impact on the services provided by NatWest Group, and its subsidiaries and its associated credit, market and financial risk profile. They could also impact NatWest Group’s recognition of its climate and sustainable funding and financing activity and may adversely affect NatWest Group’s ability to achieve its strategy and climate and sustainable funding and financing ambitions.

In addition, NatWest Group’s EU and other non-UK subsidiaries and branches are and will continue to be subject to an increasing array of the EU/EEA and US climate and sustainability-related legal and regulatory requirements. These requirements (potentially including the EU Corporate Sustainability Due Diligence Directive or the EU Corporate Sustainability Reporting Directive) may be applicable to UK businesses such as NatWest Group, or used as the basis for UK laws and regulations (such as the UK Green Taxonomy and the FCA’s Consultation Paper on ‘Sustainability Disclosure Requirements (SDR) and investment labels’ (CP 22/20)), or be regarded by investors and regulators as best practice standards whether or not they apply to UK businesses (such as the EU Green Bond Standard). Any divergence between UK, EU/EEA and US climate and sustainability-related legal and regulatory requirements and their interpretation may result in NatWest Group, or any of its subsidiaries, not meeting regulatory requirements, investors’ expectations, may increase the cost of doing business (including increased operating costs) and contentious regulatory and litigation risk and may restrict access of NatWest Group’s UK business to the EU/EEA and US market.

NatWest Group is also participating in various voluntary carbon reporting and other standard setting initiatives for disclosing climate and sustainability-related information, many of which have differing objectives and methodologies and are at different stages of development in terms of how they apply to financial institutions.

Compliance with these developing and evolving climate and sustainability-related legal and regulatory requirements is likely to require NatWest Group to implement significant changes to its business models, products and other governance, internal controls over financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, and entail additional change risk and increased compliance, regulatory sanctions and litigation (including settlements) costs.

Failure to implement and comply with these legal and regulatory requirements or emerging best practice expectations may have a material adverse effect on NatWest Group’s regulatory compliance and may result in regulatory sanctions, reputational damage and investor disapproval each of which may have a material adverse effect on NatWest Group’s future results, financial condition and/or prospects.

NatWest Group plc – Annual Report on Form 20-F	141

Risk factors continued

NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Due to increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including NatWest Group, may through their business activities, face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation, human rights violations and other social, governance and sustainability-related issues.

These risks may arise, for example, from claims pertaining to: (i) failure to meet obligations, targets or commitments relating to, or to disclose accurately, or provide updates on material climate and/or sustainability-related risks, or otherwise provide fair, balanced and appropriate disclosure to investors, customers, counterparties and other stakeholders; (ii) conduct, mis-selling and customer protection claims, including claims which may relate to alleged insufficient product understanding, unsuitable product offering and /or reliance upon information provided by NatWest Group or claims alleging unfair pricing of climate-related products, for example in relation to products where limited liquidity or reliable market data exists for benchmarking purposes or which may be impacted by future climate policy uncertainty or other factors; (iii) marketing that portrays products, securities, activities or policies as having positive climate, environmental or sustainable outcomes to an extent that may not be the case, or may not adequately be qualified and/or omits material information about NatWest Group’s contribution to the climate crisis and/or its direct / indirect contribution to greenhouse gas emissions or other sustainability-related issues; (iv) damages claims under various tort theories, including common law public nuisance claims, or negligent mismanagement of physical and/or transition risks; (v) alleged violations of officers’, directors’ and other fiduciaries’ duties, for example by financing various carbon-intensive, environmentally harmful or otherwise highly exposed assets, companies, and industries; (vi) changes in the understanding of what constitutes positive climate, environmental or sustainable outcomes as a result of developing climate science, leading to discrepancy between current product offerings and investor and/or market and/or broader stakeholder expectations; (vii) any weaknesses or failures in specific systems or processes associated particularly with climate, environmental or sustainability linked products, and/or human rights due diligence, including any failure in the timely implementation, onboarding and/or updating of such systems or processes; or (viii) counterparties, collaborators, customers to whom NatWest Group provides services and third parties in NatWest Group’s value chain who act, or fail to act, or undertake due diligence, or apply appropriate risk management and product governance in a manner that may adversely affect NatWest Group’s reputation or sustainability credentials.

Furthermore, there is a risk that shareholders, campaign groups, customers and special interest groups could seek to take legal action against NatWest Group for financing or contributing to climate change, environmental degradation and human rights violations and for not supporting the principles of ‘just transition’ (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

There is a risk that as environmental and climate science develop and societal understanding of these issues increases and deepens, courts, regulators and enforcement authorities may apply the then current understandings of environmental, climate and broader sustainability-related matters retrospectively when assessing claims about historical conduct or dealings of financial institutions, including NatWest Group. See also, ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group’.

These potential litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NatWest Group’s ability to achieve its strategy, including its climate ambition, and as a result, could have a material adverse effect on NatWest Group’s reputation, future results, financial condition and/or prospects.

A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.

ESG ratings from agencies and data providers which rate how NatWest Group manages environmental, social and governance risks are increasingly influencing investment decisions pertaining to NatWest Group’s and/or its subsidiaries’ securities or being used as a basis to label financial products and services as environmentally friendly or sustainable. ESG ratings are (i) unsolicited; (ii) subject to the assessment and interpretation by the ESG rating agencies; (iii) provided without warranty; (iv) not a sponsorship, endorsement, or promotion of NatWest Group by the relevant rating agency; and (v) may depend on many factors some of which are beyond NatWest Group’s control (e.g. any change in rating methodology). In addition, certain NatWest Group entities offer or sell products and services to customers and counterparties based exclusively or largely on a rating by an unregulated ESG rating agency. ESG rating agencies, at this stage, are not subject to any specific regulatory or other regime or oversight (although there are proposals by regulators in different jurisdictions to regulate rating agencies and data providers). Regulators have expressed concern that harm may arise from potential conflicts of interest within ESG rating and review or opinion providers and there is a lack of transparency in methodologies and data points, which renders ratings and reviews incomparable between agencies or providers. There is currently no market consensus on what precise attributes are required for a particular asset to be classified as ‘ESG’. Any reduction in the ESG ratings of NatWest Group, or a regulatory sanction or enforcement action involving an ESG rating agency used by a NatWest Group entity, could have a negative impact on NatWest Group’s reputation, could influence investors’ risk appetite for NatWest Group’s and/or its subsidiaries’ securities, particularly ESG securities, could increase the cost of issuing securities for NatWest Group and/or its subsidiaries and could affect a customer’s willingness to deal with NatWest Group. Any of the above could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	142

Risk factors continued

Operational and IT resilience risk

Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.

Operational risk is the risk of loss or disruption resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal and regulatory risks. NatWest Group operates in a number of countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers.

As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties on NatWest Group’s compliance with financial crime requirements; see also, ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.’ These risks are also present when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of NatWest Group’s purpose-led strategy, and the organisational and operational changes involved, including: NatWest Group’s phased withdrawal from ROI, NatWest Group’s current cost-controlling measures, the NatWest Markets refocusing, the creation of the Commercial & Institutional business segment, the progression towards working as One Bank across NatWest Group to serve customers and conditions affecting the financial services industry generally (including macroeconomic and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may develop, or how NatWest Group will evolve to best serve its customers. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group. Ineffective management of such risks could have a material adverse effect on NatWest Group’s future results, financial condition and/or prospects.

NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain, reinforcing the importance of due diligence of and close working relationship with the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest in additional capability designed to defend against emerging threats. In 2022 , NatWest Group and its supply chain were subjected to a small number of Distributed Denial of Service (‘DDOS’) and ransomware attacks, which are a pervasive and significant threat to the financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group’s customers. NatWest Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to, introduce malware (including ransomware) into and exploit vulnerabilities of, NatWest Group’s IT systems. NatWest Group has information and cyber security controls in place to seek to minimise the impact of any such attacks, which are subject to review on a continuing basis but given the nature of the threat, there can be no assurance that such measures will prevent the potential negative impacts of any such attacks from occurring. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.’

Any failure in NatWest Group’s cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate. Cyberattacks on NatWest Group’s counterparties may also damage NatWest Group’s operations.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third-party providers or other users who have access to NatWest Group’s systems to disclose sensitive information in order to gain access to NatWest Group’s data or systems or that of NatWest Group’s customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees or third parties, including third party providers, or may result from technological failure. Any of the above may have a material adverse effect on NatWest Group’s reputation, future results, financial condition and/or prospects.

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT and IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which may adversely affect NatWest Group’s future results, financial condition and/or prospects. Due to NatWest Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have a material adverse effect on NatWest Group, its business, results of operations and outlook.

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

NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. Investment is being made in data tools and analytics, including raising awareness around data ethical usage and privacy across NatWest Group. The availability and accessibility of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus. Failure to have or be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver products and services. This could also result in a failure to deliver NatWest Group’s strategy and could place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes, which could result in a failure to deliver NatWest Group’s strategy. These data weaknesses and limitations, or the unethical or inappropriate use of data, and/or non-compliance with data protection laws could give rise to conduct and litigation risks and may increase the risk of operational challenges, losses, reputational damage or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions, which in turn could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.

NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s payment systems, financial crime, fraud systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause significant damage to: (i) important business services across NatWest Group and (ii) NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group’s regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. NatWest Group outsources certain functions as it innovates and offers new digital solutions to its customers to meet the demand for online and mobile banking. Outsourcing alongside hybrid working patterns of NatWest Group employees, heighten the above risks.

NatWest Group uses IT systems that enable remote working interface with third-party systems, and NatWest Group could experience service denials or disruptions if such systems exceed capacity or if a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.

In 2022, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges or otherwise, may adversely affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position, which could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.

NatWest Group’s success depends on its ability to attract, retain through creating an inclusive environment, and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees especially for technology and data focused roles, in a highly competitive market and under internal cost efficiency pressures.

NatWest Group’s ability to do this may be more difficult due to the cost-controlling measures, a failure to pay employees competitive compensation, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements (in particular those of banks that have been in receipt of government support such as NatWest Group). This may impact the cost of hiring, training and retaining diverse skilled personnel. In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may adversely affect NatWest Group’s employee engagement and the formulation and execution of its strategy and could also have a material adverse effect on its reputation with customers, investors and regulators.

The inability to compensate employees competitively and/or any reduction of compensation, as a result of negative economic developments or otherwise, could impair NatWest Group’s ability to hire, retain and engage appropriately qualified employees, especially at a senior level, which may have a material adverse effect on NatWest Group’s future results, financial condition and/or prospects.

NatWest Group plc – Annual Report on Form 20-F	144

Risk factors continued

Many of NatWest Group’s employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so may adversely affect NatWest Group’s ability to operate its business effectively.

Any of the above could have a material adverse effect on NatWest Group's business, results of operations and outlook.

A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of NatWest Group’s activities and delivery of its long-term strategy. NatWest Group’s Enterprise-Wide Risk Management Framework sets out the approach for managing risk within the NatWest Group including in relation to risk governance and risk appetite. A failure to adhere to this framework, or any material weaknesses or deficiencies in the framework’s controls and procedures, could adversely affect NatWest Group’s financial condition and strategic delivery including in relation to inaccurate adherence to agreed risk appetite statements and accurate risk reporting of risk exposures.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and reputational damage. Financial crime continues to evolve, whether through fraud, scams, cyber-attacks or other criminal activity. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. As part of its ongoing programme of investment, there is current and future investment planned to further strengthen financial crime controls over the coming years, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management or insufficient challenges or assurance processes or a failure to timely complete risk remediation projects. Failure to manage risks effectively, or within regulatory expectations, could adversely affect NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

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

NatWest Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. Remote working arrangements for NatWest Group employees continues to place heavy reliance on the IT systems that enable remote working and may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. Remote working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime.

NatWest Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in risk management, including the ongoing development of a risk management strategy in line with regulatory expectations. However, such efforts may not insulate NatWest Group from instances of misconduct and no assurance can be given that NatWest Group’s strategy and control framework will be effective. Any failure in NatWest Group’s risk management framework could negatively affect NatWest Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group’s operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder or the public’s expectations, including with respect to NatWest Group’s purpose-led strategy and related targets, the creation of the Commercial & Institutional business segment, the progression towards working as One Bank across the NatWest Group to serve customers, or due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. See also ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.’ This includes harm to its brand, which may be detrimental to NatWest Group’s business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is, or there is perceived to be, a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect NatWest Group’s ability to attract and retain customers. In particular, NatWest Group’s ability to attract and retain customers (particularly, corporate/institutional and retail depositors) and engage with counterparties may be adversely affected by factors including: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors, each of which could have a material adverse effect on NatWest Group's business, results of operations and outlook.

Modern technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

NatWest Group plc – Annual Report on Form 20-F	145

Risk factors continued

Although NatWest Group has implemented a Reputational Risk Policy to monitor the identification, assessment and management of customers, transactions, products and issues, which represent a reputational risk, NatWest Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Any of the above could have a material adverse effect on NatWest Group's business, results of operations and outlook.

Legal, regulatory and conduct risk

NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which represents ongoing compliance and conduct risks. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly as EU/EEA and UK laws diverge as a result of Brexit. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focused on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), corporate governance requirements, restrictions on the compensation of senior management and other employees, enhanced data protection and IT resilience requirements, financial market infrastructure reforms (including enhanced data protection and IT resilience requirements) enhanced regulations in respect of the provision of ‘investment services and activities’, and increased regulatory focus in certain areas, including conduct, consumer protection, competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities of the jurisdictions in which NatWest Group operates. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, Asia and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are currently also looking at and focusing more on how they can support competition and innovation in digital and other markets. Recent regulatory changes, proposed (such as US proposals to increase regulation around cybersecurity) or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny could have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to, the following:

-	general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
-	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
-	increased scrutiny including from the CMA, FCA and Payment Systems Regulator (‘PSR’) for the protection and resilience of, and competition and innovation in, digital and other markets, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
-	the ongoing compliance by NatWest Group with CMA’s Market Orders including the Retail Banking Market Order 2017 (the ‘Order’) and SME Undertakings as well as the ongoing consultation by the UK Government to introduce penalties for breaches of such requirements (in addition to the current customer remediation requirements);
-	ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes;
-	increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;
-	new or increased regulations relating to customer data protection as well as IT controls and resilience, such as the proposed UK Data Protection and Digital Information Bill and in India, the Digital Personal Data Protection Bill;
-	the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as the imposition of a financial transaction tax, introduction of global minimum tax rules, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
-	increased regulatory focus on customer protection (such as the FCA’s Consumer Duty policy statement and final rules and guidance) in retail or other financial markets;
-	the potential introduction by the Bank of England of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group; and
-	regulatory enforcement in the form of PRA imposed financial penalties for failings in banks’ regulatory reporting governance and controls, and regulatory scrutiny following the 2019 PRA ‘Dear CEO letter’ regarding PRA’s ongoing focus on: the integrity of regulatory reporting, which the PRA considers has equal standing with financial reporting; the PRA’s thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group; the publication of the PRA’s common findings from those reviews in September 2021; and NatWest Group’s programme of improvements to meet PRA expectations.

NatWest Group plc – Annual Report on Form 20-F	146

Risk factors continued

These and other recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, competitive position, product offerings and business models. Future competition investigations, market reviews, or the regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group’s competitive or financial position. Any of these developments (including any failure to comply with new rules and regulations) could also have a significant impact on NatWest Group’s authorisations and licences, the products and services that NatWest Group may offer, its reputation and the value of its assets, NatWest Group’s operations or legal entity structure, and the manner in which NatWest Group conducts its business. Material consequences could arise should NatWest Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group’s ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may have a material adverse effect on NatWest Group’s business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group’s ability to engage in effective business, capital and risk management planning.

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

NatWest Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant civil actions (including those following on from regulatory sanction), as well as criminal, regulatory and governmental proceedings. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

NatWest Group is currently, has recently been and will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, including in relation to the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group’s expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations include: NWM Plc’s December 2021 spoofing-related guilty plea in the United States, which involves a three-year period of probation, an independent corporate monitor, and commitments to compliance programme reviews and improvements and reporting obligations. For additional information relating to this and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see ‘Litigation and regulatory matters’ at Note 26 to the consolidated accounts.

The 2021 guilty plea, other recently resolved matters or adverse outcomes or resolution of current or future legal or regulatory actions could increase the risk of greater regulatory and third-party scrutiny and could have material collateral consequences for NatWest Group’s business and result in restrictions or limitations on NatWest Group’s operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results and implications of which are uncertain.

Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely affect NatWest Group’s business, in particular in the US. This in turn and/or any fines, settlement payments or penalties may adversely affect NatWest Group’s reputation, future results, financial condition and/or prospects.

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

Any of the above could have a material adverse effect on NatWest Group's business, results of operations and outlook, capital position or its ability to meet regulatory capital adequacy requirements.

NatWest Group plc – Annual Report on Form 20-F	147

Risk factors continued

NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to replacement risk-free rates.

UK and international regulators are driving the transition from the use of interbank offer rates (‘IBORs’), to replacement rates generally referred to as ‘risk-free rates’ (‘RFRs’). As of 31 December 2021, LIBOR, as currently determined, has ceased for all tenors of GBP, JPY, CHF, EUR, and for the 1 week and 2-month tenors for USD. The remaining USD LIBOR tenors, as currently determined, are due to cease after 30 June 2023. The FCA has used its powers under the UK Benchmarks Regulation (‘UK BMR’) to require, for a limited period of time after 31 December 2021, the ongoing publication of the 1-, 3-, and 6-month GBP and JPY LIBOR tenors using a changed methodology (i.e., ‘Art23A LIBOR’ on a synthetic basis). The UK has passed the Critical Benchmarks (References and Administrators’ Liability)

Act 2021 (‘Critical Benchmarks Act’) which establishes a framework that allows the ongoing use of Art23A LIBOR under certain circumstances where contracts have not pro-actively transitioned onto the replacement rates. These concessions provided under UK BMR and the Critical Benchmarks Act are temporary. The FCA confirmed that Art23A will no longer be available from: (i) the end of 2022 for JPY, (ii) March 2023 for 1- and 6-month GBP LIBOR and (iii) March 2024 for 3-month GBP LIBOR. The transition away from these temporary concessions may expose NatWest Group, its customers and the financial services industry more widely to various risks, including: (i) the FCA further restricting use of Art23A LIBOR resulting in proactive transition of contracts; and (ii) mis-matches between positions in cleared derivatives and the exposures they are hedging where those exposures are permitted to make use of Art23A LIBOR. Although the formal cessation date for the remaining USD LIBOR tenors (as currently determined) is not until the end of June 2023, US and UK regulators have clarified that this is only to support the rundown of existing USD LIBOR exposures. No new contracts should reference these USD LIBOR tenors after 31 December 2021, other than in a very limited range of circumstances. NatWest Group will continue to have ongoing exposure to the remaining USD LIBOR tenors until cessation in June 2023.

NatWest Group has held significant exposures to various IBORs and has actively sought to transition away from these during 2021 and 2022 in accordance with regulatory expectations and milestones. Transition measures have included the pro-active development of new products using the replacement rates, restructuring existing LIBOR exposures to reference these replacement rates and embedding RFR transition language into relevant contracts. Central Counterparty Clearing houses (CCPs) conducted mass conversion exercises in December 2021 covering GBP, JPY, CHF and EUR LIBOR, transitioning derivatives to the relevant RFR, conversion exercises for USD are scheduled for May 2023. NWG entities, along with many of their major counterparties, have adhered to the ISDA IBOR fall-backs protocol which establishes a contractual process to transition from IBORs to RFRs for bilateral derivative products.

These transition efforts have involved extensive engagement with customers, industry working groups and regulators to seek to deliver transition in a transparent and economically appropriate manner. These changes coincide with the recognition that market liquidity is lower than it has been and whilst it will be inherently difficult to disaggregate the different impacts from each other it may be that similar levels of market liquidity are not reached for these RFR products, clear and consistent market conventions for all replacement products may not be implemented or they may not be accepted by market participants including NatWest Group counterparties. Where there remains an uncertainty around the manner of transition to RFRs, NatWest Group, clients and the financial services industry are exposed to the related risks.

Examples of these risks include (i) legal (including litigation) risks relating to documentation for new and the majority of existing transactions (including, changes, lack of changes, unclear contractual provisions, and disputes in respect of these); (ii) financial risks from any changes in valuation of financial instruments linked to relevant IBORs, including cost of funds and relevant risk management related financial models; (iii) changes to benchmark rates could impact pricing, interest rate or settlement mechanisms for certain instruments; (iv) operational risks linked to the adaptation of IT systems, trade reporting infrastructure and operational processes, as well as ensuring compliance with restrictions on new USD LIBOR usage after December 2021; (v) conduct risks arising from communication of the potential impact on customers, engagement with customers during and after the transition period, or non-acceptance by customers of replacement rates; and (vi) different legislative provisions in different jurisdictions, for example, unlike certain US states and the EU, the UK has not provided a clear and robust safe harbour to protect against litigation and potential liability arising out of the switch to ‘synthetic LIBOR’.

Although the majority of NWG’s IBOR exposure has already been transitioned to RFRs, there remains a large population linked to USD LIBOR, scheduled for transition by June 2023. Until IBOR transition is complete there is some uncertainty as to the impact of the transition, or the potential costs of implementing any relevant remedial action including in the event that the transition is not completed in a timely manner, or at all. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and may have a material adverse effect on their value or return and therefore on NatWest Group’s future results.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

In accordance with the accounting policies set out in ‘Critical accounting policies and sources of estimation uncertainty’, NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £2,178 million as at 31 December 2022. Changes to the treatment of certain deferred tax assets may impact NatWest Group’s capital position. In addition, NatWest Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Any of the above could have a material adverse effect on NatWest Group's business, results of operations and outlook.

NatWest Group plc – Annual Report on Form 20-F	148

Additional information

Description of property and equipment

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2022, RBS plc and NWB Plc had 92 and 594 retail branches respectively, in the UK. Ulster Bank has a footprint of 123 branches and a network of business banking offices across Northern Ireland and the Republic of Ireland (35 Northern Ireland and 88 Republic of Ireland), of which 25 were sold to Permanent TSB plc in January 2023 as part of the recently agreed sale. A majority of the UK branches are owned (c. 60%) by NWB Plc with the remainder held under leases of varying unexpired terms. NatWest Group’s principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London is 250 Bishopsgate.

Major shareholders

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the company. HMT sold a further 925 million of its holding of the company’s ordinary shares in June 2018, taking their percentage held of issued share capital with voting rights to 62.4%.

In March 2021, the company carried out an off-market purchase of 591 million of its ordinary shares from HMT, taking their percentage held to 59.76%. In May 2021, HMT sold 580 million ordinary shares through an accelerated book building process to institutional investors, taking their percentage held to 54.75%. In July 2021, HMT announced its intention to sell part of its shareholding over a 12 month period from August 2021 via a trading plan, for up to 15% of the aggregate total trading volume. In June 2022 the trading plan was extended for a further 12 month term to August 2023. On 11 February 2022, a notification was received from HMT (under Rule 5 of the Disclosure and Transparency Rules (‘DTR’)), notifying that their percentage held of issued share capital with voting rights was 50.94%.

In March 2022, the company carried out an off-market purchase of 550 million of its ordinary shares from HMT, taking their percentage held to 48.03%. At 31 December 2022, HMT’s holding in the total voting rights of the company was 45.97%. 4,443m ordinary shares, representing 45.97% of the issued share capital with voting rights (the percentage was correct as at the date of notification on 21 December 2022). On 2 February 2023 a DTR notification was received from HMT notifying that they held 4,254 million ordinary shares, representing 43.97% of the issued share capital with voting rights. Since 1 January 2018, the company has redeemed substantially all of the preference shares that were in issue (refer to Note 19 for further details). All shareholders within a class of the company’s shares have the same voting rights, this includes the ordinary shares held by HMT.

At the 2021 Annual General Meeting, shareholders authorised the company to make an off-market purchase of cumulative preference shares in the company. In December 2021 the company used this authority to purchase 157,546 5.5% cumulative preference shares and 259,314 11% cumulative preference shares. The company cancelled all of the purchased preference shares.

The company announced on 2 February 2022 that it had given notice to holders of the redemption of the Series U Non- Cumulative Dollar Preference Shares. On 31 March 2022, the Series U Dollar Non-cumulative Preference Shares, of amount outstanding US$1,013,000,000 were redeemed at the redemption price of US$100,000 per Series U Dollar Preference Share plus accrued dividends equalling $635.94 per share.

As at 31 December 2022 almost all of the company’s US$ denominated American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Buyback Programme (Phase 1)

On 30 July 2021, the Company announced a share buyback programme (the “Programme”) of up to an aggregate market value equivalent of £750 million in ordinary shares in the Company (“Ordinary Shares”). Phase 1 of the Programme commenced on 2 August 2021 and completed on 18 January 2022.

The Programme, the purpose of which was to reduce the capital of the Company, was conducted within the limitations of the authority granted by the Company’s shareholders to the Board at the Company’s Annual General Meeting, held on 28 April 2021 (the “2021 Authority”). The maximum number of Ordinary Shares that the Company was authorized to repurchase under the Programme was 1,157,583,542. This number reflects the impact on the 2021 Authority of the reduction in the issued share capital of the Company as a result of the off-market buyback on 19 March 2021 by the Company of 590,730,325 Ordinary Shares from HM Treasury (the “2021 Off-Market Buyback”).

The Company entered into non-discretionary instructions with UBS AG, London Branch to conduct Phase 1 of the Programme on its behalf and to make trading decisions under the Programme independently of the Company.

The Company cancelled the Ordinary Shares it repurchased under Phase 1 of Programme.

The Buyback Programme (Phase 2)

On 18 February 2022, the Company announced a share buyback programme (Phase 2 of the Programme”) of up to an aggregate market value equivalent of £750 million in Ordinary Shares. Phase 2 of the Programme commenced on 21 February 2022 and ended on 15 July 2022.

Phase 2 of the Programme, the purpose of which was to reduce the issued share capital of the Company, was conducted within the limitations of the 2021 Authority. The maximum number of Ordinary Shares that the Company was authorized to repurchase under Phase 2 of the Programme was 817,046,082. This number reflects the impact on the 2021 Authority of the reduction in issued share capital following the 2021 Off-Market Buyback and is further reduced by the number of shares purchased by the Company under Phase 1 of the Programme.

NatWest Group plc – Annual Report on Form 20-F	149

Additional information continued

The Company entered into non-discretionary instructions with UBS AG, London Branch to conduct Phase 2 of the Programme on its behalf and to make trading decisions under the Programme independently of the Company.

The Company cancelled the Ordinary Shares it repurchased under Phase 2 of the Programme.

Issuer Purchases of Equity Securities
			Total number of shares purchased	Maximum value of shares that may
		Average price paid per	as part of publicly announced	yet be purchased under the plans
Period	Total number of shares purchased1	share in £	or programmes[2]	or programmes in £ million
January 2022[3]	29,735,044	244.8811	29,735,044	—
February 2022[4]	23,903,977	233.7593	23,903,977	694
March 2022[4]	94,355,888	186.9743	94,355,888	493
April 2022[4]	68,271,785	206.6792	68,271,785	344
May 2022[4]	75,043,770	191.3648	75,043,770	187
June 2022[4]	51,607,473	189.2904	51,607,473	73
July 2022[4]	33,652,929	216.2822	33,652,929	—
Total	376,570,866	209.8901	376,570,866	—

(1)	The table excludes purchases by the Company or its affiliates for market-making in Ordinary Shares.
(2)

The table excludes (i) the off-market purchase by the Company of 590,730,325 Ordinary Shares from HM Treasury on 19 March 2021 and (ii) the off-market purchase by the Company of 549,851,147 Ordinary Shares from HM Treasury on 28 March 2022.

(3)	Purchases made pursuant to Phase 1 of the Programme.
(4)	Purchases made pursuant to Phase 2 of the Programme.

Our Code of conduct

NatWest Group has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing ith matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on NatWest Group’s website at natwestgroup.com.

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

Transactions involving Iranian Government owned entities

During 2022 affiliates of NatWest Group facilitated five payments which were remitted by, or on behalf of, Iranian Government owned entities and/or designated under Executive Order 13382 or 13224, and received by NatWest Group customers (non-designated and located in the United Kingdom) in relation to legal fees.

All the payments described above were processed in full compliance with applicable sanctions and where relevant, authorised under applicable licence.

The transactions described above resulted in £2001.35 gross revenue to NatWest Group. Considering the processes in place to undertake such transactions, including enhanced due diligence processes, the profit from these transactions was negligible. NatWest Group has a restrictive risk appetite in relation to transactions involving Iran and will only continue to engage in transactions similar to those described above as long as such transactions are in compliance with applicable sanctions laws and within NatWest Group’s risk appetite.

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

During 2022, no transactions that meet this criteria have been facilitated by NatWest Group.

NatWest Group plc – Annual Report on Form 20-F	150

Additional information continued

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

As at 31 December 2022, 11 companies in NatWest Group, spanning a range of financial services sectors, including banking and investment business, were authorised to conduct financial activities in the UK. The material UK authorised banks in NatWest Group are The Royal Bank of Scotland plc (RBS plc), National Westminster Bank Plc (NWB Plc), NatWest Markets Plc (NWM Plc) and Coutts & Company. Wholesale activities, other than Treasury activities, are concentrated in NatWest Markets Plc. Retail banking activities in England, Scotland and Wales are managed by the Retail Banking, Commercial & Institutional Banking and Wealth businesses of RBS plc, NWB Plc and Coutts & Company. In June 2019, NatWest Group announced its intention to transfer its UBL business to NWB Plc in order to simplify the current legal entity structure of NatWest Group. This was completed in May 2021, at which point UBL became a trading name of NWB Plc. The UBL regulated entity was deauthorised in December 2022.

NatWest Group’s banking service in the Republic of Ireland is provided by Ulster Bank Ireland DAC (UBI DAC), which is supervised by the Central Bank of Ireland and the European Central Bank under the Single Supervisory Mechanism. In February 2021, NatWest Group announced the phased withdrawal of UBI DAC from the Republic of Ireland which remains ongoing.

Investment management business is principally undertaken by companies in the Commercial & Institutional Banking and Wealth businesses, including Coutts & Company.

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

NatWest Group plc – Annual Report on Form 20-F	151

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

The aggregate number of ordinary shares which the company may purchase from HM Treasury under the Directed Buyback Contract will not exceed 4.99%. of the company’s issued share capital and the aggregate consideration to be paid will not exceed 4.99%. of the company’s market capitalisation. The price to be paid for each ordinary share will be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

To date, the company has made two separate off-market purchases under the Directed Buyback Contract. One purchase took place in 2021, and another took place in 2022.

On 19 March 2021, the company announced that it had agreed with HM Treasury to make an off-market purchase under the Directed Buyback Contract for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares representing 4.86% of the company’s issued share capital at that point in time.

The following year, on 28 March 2022, the company announced an additional off-market purchase of 549,851,147 ordinary shares for the total consideration of £1,212,421,779. The purchased ordinary shares represented 4.91% of the company’s issued share capital at the time (excluding treasury shares). This took HM Treasury's ownership in the company below 50% for the first time since 2008.

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

NatWest Group plc – Annual Report on Form 20-F	152

Material contracts continued

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

NatWest Group plc – Annual Report on Form 20-F	153

Material contracts continued

Framework Agreement Relating to the NatWest Group Pension Fund

On 28 September 2018 the company entered into a framework agreement (the “Framework Agreement”) with the trustee (“Trustee”) of the NatWest Group Pension Fund (the “Group Fund”). Amongst others, the Framework Agreement set out the funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to NatWest Group shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £471 million before tax). Pursuant to funding requirements in the Framework Agreement, the company made contributions to the Main Section of the Group Fund in an aggregate amount of £500m in 2021 and £500m in 2022.

On 6 February 2023, the company and the Trustee entered into an amendment to the Framework Agreement, a supplemental framework agreement and a revised Schedule of Contributions to, among others, restructure the requirement to make a distribution-linked contribution to the Main Section of the Group Fund of up to £500 million (before tax) in 2023. In place of this requirement, the company and the Trustee agreed to establish a bankruptcy remote reservoir trust to hold assets with a value equivalent to £471 million under the continuing control of the company. These assets would become transferrable to the Main Section of the Group Fund in the event that specified payment triggers, reflecting a funding requirement, were met in two consecutive financial years.

NatWest Group plc – Annual Report on Form 20-F	154

Shareholder information

Financial calendar

Dividends

Payment dates
Cumulative preference shares	31 May and 29 December 2023

Ordinary shares	2 May 2023

Ex dividend date
Cumulative preference shares	4 May and 30 November 2023

Ordinary shares	16 March 2023

Record date
Cumulative preference shares	5 May and 1 December 2023

Ordinary shares	17 March 2023

Annual General Meeting	25 April 2023

Interim results	28 July 2023

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

You can also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC

The Pavilions

Bridgewater Road

Bristol BS99 6ZZ

Telephone: +44 (0)370 702 0135

Website: www-uk.computershare.com/investor/

Braille and audio Strategic report with additional information

Shareholders requiring a Braille or audio version of the Strategic report with additional information should contact the Registrar on +44 (0)370 702 0135.

NatWest Group plc – Annual Report on Form 20-F	155

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

Find out more at www.fca.org.uk/consumers.

NatWest Group plc – Annual Report on Form 20-F	156

Shareholder information continued

Analysis of ordinary shareholders

		Number
		of shares
At 31 December 2022	Shareholdings	- millions	%
Individuals	166,331	87,164,537	0.89
Banks and nominee companies	1,729	5,183,949,912	52.97
Investment trusts	40	322,237	0.00
Insurance companies	2	2,136	0.00
Other companies	410	49,571,824	0.51
Pension trusts	18	30,765	0.00
Other corporate bodies	69	4,464,982,512	45.63
	168,599	9,786,023,923	100.00
Range of shareholdings:

1 - 1,000	147,409	34,325,117	0.35
1,001 - 10,000	19,376	43,758,796	0.45
10,001 - 100,000	885	27,914,542	0.29
100,001 - 1,000,000	537	202,449,763	2.07
1,000,001 - 10,000,000	303	998,301,789	10.20
10,000,001 and over	89	8,479,273,916	86.64
	168,599	9,786,023,923	100.00

Trading market

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

Following a sub-division and one-for-ten consolidation of NatWest Group’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2022, 55 million ordinary ADSs were outstanding.

At a General Meeting of the company on 25 August 2022, shareholders approved a share consolidation of the company's ordinary shares. Every 14 existing ordinary shares of £1 each in the capital of the company in issue as at 26 August 2022 were consolidated into one intermediate ordinary share of £14.00 and immediately divided into 13 new ordinary shares of £1.0769 in the capital of the company.

As a result, for each existing ADR held on the ADR Register on 26 August 2022, ADR Holders, upon cancellation of their existing ADRs, were issued and received new ADRs in the ratio of 13 new ADRs to replace each 14 existing ADRs (distributed in accordance with the Deposit Agreement after giving effect to the fees and expenses provided for therein).

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

Dividend history

Preference dividends

	2022	2022	2021	2020	2019	2018
Amount per share	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01
-Series S (1)	—	—	—	—	—	1.14
-Series U (1)	—	—	1,835	2,602	3,800	3,475
Non-cumulative preference shares of €0.01
-Series 1 (1)	—	—	—	—	—	44.65
-Series 2 (1)	—	—	—	—	—	65.18
-series 3 (1)	—	—	—	—	—	823
Non-cumulative preference shares of £1
-Series 1 (2)	—	—	—	—	—	27.41

(1)	Classified as equity.
(2)	Classified as subordinated liabilities.

NatWest Group plc – Annual Report on Form 20-F	157

Shareholder information continued

Ordinary dividends

In 2022 NatWest Group paid an interim dividend of £364 million, or 3.5p per ordinary share (2021 - £347 million, or 3.0p per ordinary share) and a special dividend of £1,750 million, or 16.8p per ordinary share. In addition, the company had announced that the directors had recommended a final dividend of £1 billion, or 10.0p per ordinary share (2021 - £844 million, or 7.5p per ordinary share) subject to shareholders’ approval at the Annual General Meeting on 25 April 2023.

If approved, payment will be made on 2 May 2023 to shareholders on the register at the close of business on 17 March 2023. The ex-dividend date will be 16 March 2023.

Taxation of US Holders

The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares or ADSs representing ordinary shares by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares or ADSs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares or ADSs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares or ADSs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address all of the tax consequences that may be relevant to a US Holder in light of its particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities that use a mark-to-market method of tax accounting, persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, persons required for US federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”), entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the stock of the company by vote or value.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Taxation Treaty”), are based on those laws and practices as in force and as applied in practice on the date of this report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of ordinary shares or ADSs by consulting their own tax advisers.

The following discussion assumes that the company was not a passive foreign investment company for the taxable year ended 31 December 2022 - see ‘Passive Foreign Investment Company (PFIC) considerations’ on page 159.

Ordinary shares and ADSs

Taxation of dividends

For the purposes of the Treaty, the Estate Taxation Treaty and the Code, US Holders of ADSs should be treated as owners of the ordinary shares underlying such ADSs.

The company is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company. US Holders who are not resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their ordinary shares or ADSs are held, used or acquired will not be subject to UK tax in respect of any dividends received on the shares or ADSs.

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

Subject to applicable limitations that vary depending upon a US Holder’s particular circumstances, dividends paid to certain non-corporate US Holders may be taxable at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

NatWest Group plc – Annual Report on Form 20-F	158

Shareholder information continued

Taxation of Capital Gains

A US Holder that is not resident in the UK will not normally be liable for UK tax on capital gains realised on the disposal of an ordinary share or ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and, in each case, such ordinary share ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), or carried on through such permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident in the UK.

A US Holder will, upon the sale or other disposition of an ordinary share or ADS, generally recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised and the US Holder’s tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold or disposed of redeemed for more than one year. The deductibility of capital losses is subject to limitations.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of an ordinary share or ADS should consult its tax adviser regarding the credibility or deductibility of such UK tax for US federal income tax purposes.

Estate and gift tax

Subject to the discussion of the Estate Tax Treaty in the following paragraph, ordinary shares or ADSs beneficially owned by an individual may be subject to UK inheritance tax (subject to exemptions and reliefs) on the death of the individual or in certain circumstances, if such shares or ADSs are the subject of a gift (including a transfer at less than market value) by such individual. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. Ordinary shares or ADSs held by the trustees of a settlement may also be subject to UK inheritance tax. Special rules apply to such settlements.

An ordinary share or a ADS beneficially owned by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of such share or ADS, except in certain cases where the share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services.

The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the ordinary share or ADS is subject to both UK inheritance tax and US federal estate or gift tax.

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

Any UK stamp duty or SDRT imposed upon transfers of ordinary shares will not be creditable for US federal income tax purposes. US Holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of ordinary share.

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) is attributable to assets that produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2022 taxable year. Although interest income is generally passive income a special rule (in proposed Treasury regulations that taxpayers rely on pending finalization) allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company’s possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares, ordinary ADSs or preference ADSs. In addition, no assurance can be given that the proposed Treasury regulations will be finalized in their current form.

If the company is treated as a PFIC for any taxable year during which a US Holder will owns ordinary shares or ADSs, US Holders generally be subject to adverse US federal income tax consequences and certain reporting obligations. US Holders should consult their tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company’s ordinary shares or ADSs.

Information reporting and backup withholding

Payments on, and proceeds from the sale or disposition of ordinary shares or ADSs that are made within the United States or through certain US-related financial intermediaries may be subject to information reporting and backup withholding unless (i) the US Holder is an exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

NatWest Group plc – Annual Report on Form 20-F	159

Shareholder information continued

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

The following information is a summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report on Form 20-F and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. In 2020, the Articles were updated primarily to bring clearer language into the Articles to better reflect modern best practice. A summary of the principal changes is outlined below:

NatWest Group plc – Annual Report on Form 20-F	160

Shareholder information continued

Shares

-	Under the previous Articles, the Company had the ability to issue ‘share warrants to bearer’ (bearer shares). Changes under The Small Business, Enterprise and Employment Act 2015 abolished bearer shares, therefore any articles associated with such were removed.
-	Since the adoption of the previous Articles, the issued share capital of the Company has been streamlined and a number of share classes referred to within the previous Articles were no longer in issue. All unnecessary references to redundant classes of shares and their respective rights were removed.

General Meetings

-	The Articles were amended to allow the Company to hold ‘hybrid’ general meetings to enable members to attend and participate in the business of the meeting by attending a satellite physical location or by means of an electronic facility. This is not intended to permit the Company to hold general meetings wholly by electronic means and the Company will remain able to hold physical general meetings.

The Board

-	The wording relating to the circumstances in which a Director may be required to vacate office due to mental incapacity was updated to reflect modern market practice. To better reflect current market practice, the Articles were extended to permit that Directors may signal their agreement with a decision of the board by electronic means.

Dividends

-	The provisions enabling the Directors to pay interim dividends were clarified and simplified in accordance with modern market practice and these now protect the Directors from claims in respect of such dividends where they have acted in good faith. The provisions were clarified on the payment of dividends electronically, in line with market practice and reflecting that, increasingly, cheques and warrants are no longer the Company’s primary methods for paying dividends.

Communications by the Company

-	The wording was updated to reflect current practice in respect of the Company’s correspondence with shareholders, including permitting correspondence with untraced shareholders by email, and clarifying address requirements for overseas shareholders.

The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles (and, in the case of the summary description of the non-cumulative preference shares, by reference to the terms of issue of those shares determined by the Directors pursuant to the Articles prior to allotment). The Memorandum and Articles are registered with the Registrar of Companies of Scotland. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed as an exhibit to this Annual Report on Form 20-F. The company’s Memorandum and Articles of Association as in effect at the date of this Annual Report are registered with the Registrar of Companies of Scotland. The current Articles were adopted on 25 August 2022 to amend the nominal value and voting rights of the ordinary shares of the Company following the share consolidation.

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

NatWest Group plc – Annual Report on Form 20-F	161

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

Shareholder information continued

Classes of shares

The company has issued and outstanding the following two general classes of shares, namely ordinary shares, and cumulative preference shares, to which the provisions set forth below apply.

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

Voting Rights

General

Subject to any rights or restrictions as to voting attaching to any shares or class of shares, on a show of hands every member who is present in person or by proxy at a general meeting shall have one vote (except that a proxy who is appointed by more than one member has one vote for and one vote against if the proxy has been instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution) and on a poll every holder of ordinary shares present in person or by proxy and entitled to vote, shall have four votes for every share held, and holders of cumulative preference shares shall have one vote for each 25p nominal amount held. No member shall, unless the directors otherwise determine, be entitled to vote at a general meeting or at a separate meeting of the holders of shares in the capital of the company, either in person or by proxy, in respect of any share held by him unless all monies presently payable by him in respect of that share have been paid. There is no obligation on the company to check and ensure that a proxy is voting at a general meeting in accordance with the voting directions provided by the appointing member. The chairman of a general meeting does not have a casting vote in the event of an equality of votes, as this is not permitted under the 2006 Act. The quorum required for a meeting of members is not less than five members present in person and entitled to vote.

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

250 Bishopsgate, London, EC2M 4AA, England

Ulster Bank Limited

11-16 Donegall Square East,

Belfast, Co Antrim, BT1 5UB, Northern Ireland

Ulster Bank Ireland DAC

Ulster Bank Head Office, Block B,

Central Park, Leopardstown

Dublin 18, D18 N153

NatWest Markets Group Holdings Corp.

251 Little Falls Drive

Wilmington, DE, 19808

Coutts & Company

440 Strand, London WC2R 0QS, England

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street

St Helier, JE4 8PJ

NatWest Group plc – Annual Report on Form 20-F	166

Exhibit Index

1.1	Memorandum and Articles of Association of NatWest Group plc
2.1

Form of Amended and Restated Deposit Agreement among NatWest Group plc, The Bank of New York and all owners and holders from time to time of American Depositary Shares issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F-6 filed on October 6, 2020, Registration No. 333-144756)

2.2

Form of Deposit Agreement among NatWest Group plc, The Bank of New York and all holders from time to time of American Depositary Receipts issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F-6 filed on August 26, 2005, Registration No. 333-127687)

2.3

NatWest Group plc is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. NatWest Group plc hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission

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

4.12	Letter of Appointment for Roisin Donnelly, Non-Executive Director, dated 30 September 2022
4.13	Standard Terms of Appointment for Non-Executive Directors
4.14

Form of Deed of Indemnity for Directors (previously filed and incorporated by reference to Exhibit 4.16 to the Group's Annual Report on Form 20-F for the fiscal year ended 31 December 2020 (file No. 1-10306))

4.15

Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated 26 January 2016 (previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306))

4.16

Framework Agreement dated 28 September 2018 relating to the Royal Bank of Scotland Group Pension Fund (previously filed and incorporated by reference to Exhibit 4.16 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.17(2)	Acquisition and contingent capital agreement dated 26 November 2009 among NatWest Group plc and The Commissioners of Her Majesty’s Treasury
4.18(2)	State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and NatWest Group plc
4.19(1)

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

4.21(1)

Deed of Indemnity dated 25 April 2018, between The Commissioners of Her Majesty’s Treasury and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.21 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.22

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

4.24(2)	Framework Agreement dated 6 February 2023 between National Westminster Bank Plc and NatWest Pension Trustee Limited
4.25	Deed of Amendment to the 28 September 2018 Framework Agreement dated 6 February 2023 between National Westminster Bank Plc and NatWest Pension Trustee Limited
8.1	Principal subsidiaries of NatWest Group plc
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm (Ernst & Young LLP)

NatWest Group plc – Annual Report on Form 20-F	167

15.2	Annual Report and Form 20-F Information

1.1 INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101. LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

(1)	Confidential treatment has been granted.
(2)	Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Registrant customarily and actually treats as private or confidential.

NatWest Group plc – Annual Report on Form 20-F	168

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NatWest Group plc

Registrant

/s/ Katie Murray

Katie Murray

Group Chief Financial Officer

24 February 2023

NatWest Group plc – Annual Report on Form 20-F	169