Form 20-F
period 2024-12-31
NatWest Group plc
filed 2025-02-21
CIK 844150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-10306

NATWEST GROUP plc

(Exact name of Registrant as specified in its charter)

United Kingdom

(Jurisdiction of incorporation)

250 Bishopsgate, London, EC2M 4AA, United Kingdom

(Address of principal executive offices)

Gary Moore, Chief Governance Officer and Company Secretary,

Tel: +44 (0) 370 702 0135, Fax: +44 (0) 131 626 3081

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares, each representing 2 ordinary shares, nominal value £1.0769 per share	NWG	New York Stock Exchange
Ordinary shares, nominal value £1.0769 per share*		New York Stock Exchange
4.800% Senior Notes due 2026	NWG26	New York Stock Exchange
3.032% Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2035	NWG35	New York Stock Exchange
6.475% Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2034	NWG34A	New York Stock Exchange
1.642% Senior Callable Fixed-to-fixed Reset Rate Notes due 2027	NWG27	New York Stock Exchange
5.847% Senior Callable Fixed-to-fixed Reset Rate Notes due 2027	NWG27A	New York Stock Exchange
5.516% Senior Callable Fixed-to-fixed Reset Rate Notes due 2028	NWG28A	New York Stock Exchange
5.583% Senior Callable Fixed-to-fixed Reset Rate Notes due 2028	NWG28C	New York Stock Exchange
5.808% Senior Callable Fixed-to-fixed Reset Rate Notes due 2029	NWG29B	New York Stock Exchange
4.964% Senior Callable Fixed-to-fixed Reset Rate Notes due 2030	NWG30B	New York Stock Exchange
6.016% Senior Callable Fixed-to-fixed Reset Rate Notes due 2034	NWG34	New York Stock Exchange
5.778% Senior Callable Fixed-to-fixed Reset Rate Notes due 2035	NWG35A	New York Stock Exchange
Senior Callable Floating Rate Notes due 2028	NWG28B	New York Stock Exchange
Senior Callable Floating Rate Notes due 2028	NWG28D	New York Stock Exchange
7.472% Callable Fixed-to-fixed Reset Rate Senior Notes due 2026	NWG26A	New York Stock Exchange
3.073% Callable Fixed-to-fixed Reset Rate Senior Notes due 2028	NWG28	New York Stock Exchange
4.892% Fixed Rate / Floating Rate Senior Notes due 2029	NWG29	New York Stock Exchange
5.076% Fixed Rate / Floating Rate Senior Notes due 2030	NWG30	New York Stock Exchange
4.445% Fixed Rate / Floating Rate Senior Notes due 2030	NWG30A	New York Stock Exchange

*     Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025	Irish Stock Exchange
Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2025	London Stock Exchange
Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2027	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2028	London Stock Exchange
Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2031	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2033	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2034	London Stock Exchange

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1.0769* each	8,331,144,875
11% cumulative preference shares	240,686
5½% cumulative preference shares	242,454

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

☒ Yes       ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issues by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐   Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes     ☒   No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I		Annual Report on Form 20-F	Exhibit 15.2: Annual Report and Form 20-F Information
1	Identity of Directors, Senior Management and Advisers	Not applicable	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable	Not applicable
3	Key Information A. [Reserved] B. Capitalization and indebtedness C. Reasons for the offer and use of proceeds D. Risk factors	Not applicable Not applicable 4-5, 283-304	Not applicable Not applicable 58-63
4	Information on the Company A. History and development of the Company B. Business overview C. Organizational structure D. Property, plant and equipment	7-9, 190-195, 311-322 1-24, 194-195, 272-281, 305-310 3, Exhibit 8.1 185, 242, 305	8-9, 10-11, 12-14, 153-156 3-33, 46-57, 153-156 20-21 50-51
4A	Unresolved Staff Comments	Not applicable	Not applicable
5

Operating and Financial Review and Prospects

A. Operating results

B. Liquidity and capital resources

C. Research and development, patents, licences etc.

D. Trend information

E. Critical Accounting Estimates

		1-23, 126-141 7-9, 22-23, 103-142, 170, 174, 227-239, 243-244 Not applicable 4-24 Not applicable	3-33, 46-63 4, 11, 58-63 Not applicable 3-33, 46-57 Not applicable
6

Directors, Senior Management and Employees

A. Directors and senior management

B. Compensation

C. Board practices

D. Employees

E. Share ownership

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

		Not applicable 186-203, 261 Not applicable 186 188-190, 261, 305, 313-314 Not applicable	68-71, 153-157 113-150 68-71, 73-92, 93-112, 153-156 37-39 113-150 Not applicable
7	Major Shareholders and Related Party Transactions A. Major shareholders B. Related party transactions C. Interests of experts and counsel	305-306, 309-310 262-263, 309-310 Not applicable	153-156 Not applicable Not applicable
8	Financial Information A. Consolidated statements and other financial information B. Significant changes	162-263 3-24, 162-263	Not applicable Not applicable
9	The Offer and Listing A. Offer and listing details B. Plan of distribution C. Markets D. Selling shareholders E. Dilution F. Expenses of the issue	245-246, 313-314 Not applicable 313-314 Not applicable Not applicable Not applicable	152 Not applicable 152 Not applicable Not applicable Not applicable
10

Additional information

A. Share capital

B. Memorandum and articles of association

C. Material contracts

D. Exchange controls

E. Taxation

F. Dividends and paying agents

G. Statement of experts

H. Documents on display

I. Subsidiary information

J. Annual Report to Security Holders

		Not applicable 316-321 309-310 316 314-316 Not applicable Not applicable 321 Not applicable Not applicable	Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable
11	Quantitative & Qualitative Disclosure about Market Risk	26-141, 230-240	58-63, 106
12	Description of Securities other than Equity Securities A. Debt Securities B. Warrants and Rights C. Other Securities D. American Depositary Shares	Exhibit 2.4 Not applicable Not applicable 282, 314	Not applicable Not applicable Not applicable Not applicable

SEC Form 20-F cross reference guide continued

Item	Item Caption	Pages
PART II		Annual Report on Form 20-F	Exhibit 15.2: Annual Report and Form 20-F Information
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	Not applicable
15	Controls and Procedures	167, Exhibits 12.1 and 12.2	58-63, 96-101, 150-152
16	[Reserved]
16A	Audit Committee financial expert	Not applicable	96
16B	Code of ethics	307	10-11, 40
16C	Principal Accountant Fees and services	203	100
16D	Exemptions from the Listing Standards	Not applicable	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	305-306	154-156
16F	Change in Registrant’s Certifying Accountant	Not applicable	Not applicable
16G	Corporate Governance	Not applicable	73-101, 152, 157
16H	Mine Safety Disclosure	Not applicable	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	Not applicable	Not applicable
16J	Insider Trading Policies	310	Not applicable
16K	Cybersecurity	156-157	Not applicable

PART III
17	Financial Statements	Not applicable	Not applicable
18	Financial Statements	162-263	Not applicable
19	Exhibits	323-324	Not applicable

Forward-looking statements and important notices

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group’s financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group’s beliefs and expectations, are forward-looking statements. Words such as ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, climate and sustainable funding and financing and financed emissions.

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

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption and geopolitical developments); changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership of NatWest Group plc); business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments, and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group Annual Report on Form 20-F 2024	1

Forward-looking statements and important notices continued

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with UK - adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (‘Non-IFRS’) and/or alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Climate and sustainability-related disclosures

Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgments, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, our ambition to be net zero across our financed emissions, assets under management and operational value chain by 2050 and the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate and sustainability-related and other forward-looking statements and metrics’ of the NatWest Group 2024 Sustainability Report.

NatWest Group Annual Report on Form 20-F 2024	2

Presentation of information

In the Annual Report on Form 20-F, unless specified otherwise, ‘parent company’ refers to NatWest Group plc, and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘RBSH N.V.’ refers to RBS Holdings N.V. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWM N.V. Group’ refers to NatWest Markets N.V. and its subsidiary and associated undertakings The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC. The term ‘RBSI Ltd’ refers to The Royal Bank of Scotland International Limited.

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

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate. For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 264.

NatWest Group Annual Report on Form 20-F 2024	3

Summary risk factors

Principal risks and uncertainties

Set out below is a summary of the principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 283 to 304 of this report on Form 20-F and should be read together with NatWest Group’s other public disclosures. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

-	NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments.
-	Changes in interest rates will continue to affect NatWest Group’s business and results.
-	Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.
-	HM Treasury (or UKGI on its behalf) could exercise, or be perceived as being capable of exercising, influence over NatWest Group.

Business change and execution risk

-	The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.
-	Acquisitions, divestments, or other transactions by NatWest Group may not be successful.
-	The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

Financial resilience risk

-	NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
-	NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.
-	NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.
-	NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
-	NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
-	Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity and funding position and increase the cost of funding.
-	NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
-	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
-	NatWest Group’s financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
-	Changes in accounting standards may materially impact NatWest Group’s financial results.
-	The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
-	NatWest Group is subject to regulatory oversight in respect of resolution, and NatWest Group could be adversely affected should the BoE in the future deem NatWest Group’s preparations to be inadequate.
-	NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

NatWest Group Annual Report on Form 20-F 2024	4

Summary risk factors continued

Operational and IT resilience risk

-	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
-	NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.
-	NatWest Group’s operations and strategy are highly dependent on the accuracy and effective use of data.
-	NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
-	NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
-	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
-	NatWest Group’s operations are subject to inherent reputational risk.

Legal and regulatory risk

-	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
-	NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
-	Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Climate and sustainability-related risks

-	NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.
-	NatWest Group’s strategy relating to climate change, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.
-	There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.
-	NatWest Group is becoming subject to more extensive, and sophisticated climate and other sustainability-related laws, regulation and oversight and there is an increasing risk of regulatory enforcement, investigation and litigation.

NatWest Group Annual Report on Form 20-F 2024	5

Group Chief Financial Officer’s review

‘We have delivered a strong performance in 2024 with a return on equity of 11.9% and a RoTE of 17.5%. Total income was £14.7 billion with total income excluding notable items exceeding our guidance at £14.6 billion. We remain focused on cost discipline and have achieved our cost target to be broadly stable, excluding the impact of increased bank levies and costs in relation to a retail share offering. Levels of default remain stable at low levels. We have strong growth in net lending and customer deposits across our businesses and the CET1 ratio was within our targeted range at 13.6%.’

Financial performance

Total income decreased by 0.3% to £14.7 billion compared with 2023 largely due to foreign exchange recycling gains in 2023. Total income excluding notable items of £14.6 billion was 2.2% higher than the prior year principally reflecting deposit margin expansion, lending growth and strong customer activity in capital markets partially offset by the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances. Full year 2024 Net Interest Margin (NIM) of 2.13% was 1 basis point higher than 2023 primarily due to deposit margin expansion and higher deposit balances partially offset with asset margin compression and the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances.

Total operating expenses of £8.1 billion were £153 million higher than 2023. Other operating expenses were £213 million (2.8%) higher, or excluding a £102 million increase in bank levies and £24 million of costs in relation to a retail share offering, were 1.1% higher and in line with our guidance. The increase was principally driven by higher staff costs due to inflation and severance costs partially offset by savings from the ongoing simplification of our business and lower costs in relation to our withdrawal from the Republic of Ireland.

FTE(1) reduced by 3% to c.59,200 in the year principally reflecting the transformation of our Retail Banking business and our withdrawal from the Republic of Ireland.

A net impairment charge of £359 million, or 9 basis points of gross customer loans, with stable levels of default across the portfolio. Compared with 2023, our ECL provision decreased by £0.2 billion to £3.4 billion and our ECL coverage ratio has decreased from 0.93% to 0.83%. We retain post model adjustments of £0.3 billion related to economic uncertainty, or 8.7% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we continue to assess this position regularly.

As a result, we are pleased to report an attributable profit for 2024 of £4.5 billion, with earnings per share of 53.5 pence, return on equity of 11.9% and a RoTE of 17.5%, the profit for the year includes a deferred tax asset benefit of £232 million, before UK Group and loss relief adjustments which are partially offset by the current tax charge.

Net loans to customers of £400.3 billion increased by £18.9 billion in the year compared to £381.4 billion in 2023. Net loans to customers excluding central items of £368.5 billion increased by £12.9 billion in the year compared to £355.6 billion in 2023 largely reflecting £10.0 billion of growth in Commercial & Institutional due to an increase in term loan facilities and growth in Corporate & Institutions, net of £2.0 billion of UK Government scheme repayments; and a £3.2 billion increase in Retail Banking, including £2.2 billion in respect of the Metro Bank mortgage portfolio acquisition.

Up to 31 December 2024 we have provided £93.4 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025 (2). As part of this we aim to provide at least £10 billion in lending for EPC A- and B-rated residential properties between 1 January 2023 and the end of 2025. During 2024 we provided £31.5 billion climate and sustainable funding and financing, which included £3.5 billion in lending for EPC A- and B-rated residential properties.

Customer deposits of £433.5 billion increased by £2.1 billion during 2024. Customer deposits excluding central items increased by £12.2 billion during 2024 to £431.3 billion principally reflecting £6.8 billion growth in Retail Banking, as an increase in savings was partly offset by a reduction in current account balances, and a £4.7 billion increase in Private Banking due to savings balances partially offset by a reduction in current account and term balances. Commercial & Institutional balances increased £0.7 billion over the year primarily reflecting growth within Commercial Mid-market partially offset by a reduction in Corporate & Institutions. Term balances have remained broadly stable throughout 2024 and compared to the end of 2023 at 16% of the book.

Net Asset Value (NAV) per share increased by 46 pence in the year to 424 pence. Tangible net asset value (TNAV) per share increased by 37 pence in the year to 329 pence primarily reflecting the attributable profit for the period partially offset by the impact of distributions.

The CET1 ratio of 13.6% was 20 basis points higher than 2023 principally reflecting the attributable profit, c.240 basis points partially offset by distributions deducted from capital of c.220 basis points.

RWAs increased by £0.2 billion during 2024 to £183.2 billion principally reflecting lending growth, the annual update to operational risk and £0.9 billion in relation to the Metro Bank mortgage portfolio partially offset by RWA management reduction of £6.8 billion.

Katie Murray

Group Chief Financial Officer

(1)

Full Time Equivalent is permanent and fixed-term contract resource directly employed by NatWest Group; excludes Managed Service Workers and other contractors. Each full-time employee is one FTE, with part-time employees recorded based on hours worked.

(2)

The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2024 NatWest Group plc Annual Report on Form 20-F. These standards constitute forward-looking statements. Refer to Forward-looking statements in this document.

NatWest Group Annual Report on Form 20-F 2024	6

Financial summary

This section includes a discussion on our operating results for the year ended 31 December 2024, including a comparative discussion on our operating results for the year ended 31 December 2023. For a discussion on our operating results for the year ended 31 December 2023, including a comparative discussion on our operating results for the year ended 31 December 2022, refer to the sections “CFO Review”, “Financial Summary” and “Segment Performance” on pages 6 to 24 in our 2023 Annual Report on Form 20-F (File No. 001-10306) filed with the Securities and Exchange Commission on February 23, 2024.

	Year ended or as at
	2024	2023	Variance
Performance key metrics and ratios
Total income	£14,703m	£14,752m	(0.3)%
Notable items within total income (1)	£55m	£413m	nm
Total income excluding notable items (1)	£14,648m	£14,339m	2.2%
Net interest margin (1)	2.13%	2.12%	1bps
Average interest earning assets (1)	£529bn	£521bn	1.5%
Cost:income ratio (excl. litigation and conduct) (1)	53.4%	51.8%	1.6%
Loan impairment rate (1)	9bps	15bps	(6bps)
Profit attributable to ordinary shareholders	£4,519m	£4,394m	2.8%
Total earnings per share attributable to ordinary shareholders - basic	53.5p	47.9p	5.6p
Return on tangible equity (RoTE) (1)	17.5%	17.8%	(0.3)%
Climate and sustainable funding and financing (2)	£31.5bn	£29.3bn	7.5%

NatWest Group Annual Report on Form 20-F 2024	7

Financial summary continued

	Year ended or as at
	2024	2023	Variance
Balance sheet
Total assets	£708.0bn	£692.7bn	2.2%
Loans to customers - amortised cost	£400.3bn	£381.4bn	5.0%
Loans to customers excluding central items (1,3)	£368.5bn	£355.6bn	3.6%
Loans to customers and banks - amortised cost and FVOCI	£410.2bn	£392.0bn	4.6%
Total impairment provisions (4)	£3.4bn	£3.6bn	(5.6)%
Expected credit loss (ECL) coverage ratio	0.83%	0.93%	(10bps)
Assets under management and administration (AUMA) (1)	£48.9bn	£40.8bn	19.9%
Customer deposits	£433.5bn	£431.4bn	0.5%
Customer deposits excluding central items (1,3)	£431.3bn	£419.1bn	2.9%
Liquidity and funding
Liquidity coverage ratio (LCR)	150%	144%	6%
Liquidity portfolio	£222bn	£223bn	(0.4)%
Net stable funding ratio (NSFR)	137%	133%	4%
Loan:deposit ratio (excl repos and reverse repos) (1)	85%	84%	1%
Total wholesale funding	£86bn	£80bn	7.5%
Short-term wholesale funding	£33bn	£28bn	17.9%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.6%	13.4%	20bps
Total capital ratio (5)	19.7%	18.4%	130bps
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.3%	14.2%	10bps
Risk-weighted assets (RWAs)	£183.2bn	£183.0bn	0.1%
UK leverage ratio	5.0%	5.0%	—
Tangible net asset value (TNAV) per ordinary share (1,7)	329p	292p	37p
Number of ordinary shares in issue (millions) (7)	8,043	8,792	(8.5)%

(1)	Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. Climate and sustainable funding and financing, as defined in our CSFFI criteria, represents only a relatively small proportion of our overall funding and financing.
(3)	Central items includes treasury repo activity and Ulster Bank Republic of Ireland.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 December 2023 – £0.1 billion).
(5)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6)	The pro forma CET1 ratio at 31 December 2024 excludes foreseeable item of £1,249 million for ordinary dividends. (31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million other foreseeable charges).
(7)	The number of ordinary shares in issue excludes own shares held.

NatWest Group Annual Report on Form 20-F 2024	8

Financial summary continued

	2024	2023	Variance
Income – continuing operations	£m	£m	£m	%
Interest receivable (1)	25,187	21,026	4,161	19.8
Interest payable (1)	(13,912)	(9,977)	(3,935)	39.4
Net interest income	11,275	11,049	226	2.0

Net fees and commissions	2,467	2,330	137	5.9
Income from trading activities	825	794	31	3.9
Other operating income	136	579	(443)	(76.5)
Non-interest income	3,428	3,703	(275)	(7.4)
Total income	14,703	14,752	(49)	(0.3)

Total income excluding notable items	14,648	14,339	309	2.2

Notable items within total income
Commercial & Institutional
Own credit adjustments (OCA)	(9)	(2)
Tax interest on prior periods	—	3
Central items & other
Liquidity Asset Bond sale losses	—	(43)
Share of associate gains/(losses) for Business Growth Fund	21	(4)
Property strategy update	—	(69)
Interest and foreign exchange management derivatives not in hedge accounting relationships	150	79
Foreign exchange recycling (losses)/gains	(76)	484
Tax interest on prior periods	(31)	(35)
	55	413

nm = not meaningful

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

−	Total income decreased by 0.3% to £14,703 million compared with 2023. Total income excluding notable items was £14,648 million, or 2.2%, higher than 2023 driven by deposit margin expansion, lending growth and strong customer activity in capital markets partially offset by the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances.
−	Net interest margin (NIM) of 2.13% was 1 basis point higher than 2023 primarily due to deposit margin expansion and higher deposit balances partially offset with asset margin compression and the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances.
−	Interest receivable was materially above the prior year reflecting the impact of a higher rate environment. The increase in interest payable reflects the offsetting impact of the pass-through of the rate increases on interest-bearing deposit balances and the migration of balances from non-interest bearing to interest-bearing and term deposits.
−	Net interest income was £226 million higher than 2023 benefitting from deposit margin expansion partially offset by the change in deposit mix from non-interest bearing to interest bearing and lower deposit balances.
−	Net fees and commissions increased £137 million to £2,467 million compared with 2023, largely due to higher lending and financing fees in relation to volume growth and higher payment services fees within Commercial & Institutional, and higher AUMA balances driving an increase in investment fee income coupled with higher Banking, Lending and AUMA transactional fees within Private Banking.
−	Income from trading activities of £825 million increased £31 million, or 3.9% primarily due to strong customer activity in markets trading and capital markets underwriting income in Commercial & Institutional, partially offset with movements due to foreign exchange risk management derivatives not in hedge accounting relationships and Treasury volatility.
−	Other operating income was £443 million lower for the year principally reflecting foreign exchange recycling gains in 2023 not repeated in 2024.

NatWest Group Annual Report on Form 20-F 2024	9

Financial summary continued

	2024	2023	Variance
Operating expenses – continuing operations	£m	£m	£m	%
Staff expenses	3,997	3,839	158	4.1
Premises and equipment	1,211	1,153	58	5.0
Other administrative expenses	1,588	1,715	(127)	(7.4)
Depreciation and amortisation	1,058	934	124	13.3
Other operating expenses	7,854	7,641	213	2.8
Litigation and conduct costs	295	355	(60)	(16.9)
Operating expenses	8,149	7,996	153	1.9

-	Staff expenses were £158 million, or 4.1%, higher than 2023 primarily due to wage inflation and planned redundancy costs, including the closure of operations in Poland, partially offset by customer journey simplification, automation, and resource management.
-	Premises and equipment costs of £1,211 million were £58 million higher than 2023 primarily due to property provisions and technology contract costs, offset by lower utilities costs and a smaller property footprint.
-	Other administrative expenses decreased £127 million in 2024 driven by a reduction in managed services costs, lower costs due to our continued withdrawal from the Republic of Ireland offset by an increase in bank levies and £24 million of costs in relation to a retail share offering.
-	Depreciation and amortisation of £1,058 million was £124 million higher than 2023 due to the continued pivot towards future technology-led transformation activity.
-	Litigation and conduct costs of £295 million represent the net impact of a number of remediation and litigation matters concluding, including the US Department of Justice independent monitoring costs and existing customer redress programme costs paid during the year. Refer to Note 20 and 25 to the consolidated financial statements for additional information on other litigation and conduct matters.

	2024	2023
Tax – continuing operations	£m	£m
Tax charge	(1,465)	(1,434)
UK corporation tax rate	25.0%	23.5%
Effective tax rate	23.7%	23.2%

A tax charge of £1,465 million for the year ended 31 December 2024 arises rather than the expected charge of £1,549 million based on the UK corporation tax rate of 25%. The lower tax charge primarily reflects tax credits for the re-recognition of previously impaired deferred tax assets on brought forward tax losses in the UK and the Netherlands. These have been partially offset by the UK banking surcharge and various other non-tax deductible expenses. Refer to Note 7 to the consolidated financial statements for further details.

NatWest Group Annual Report on Form 20-F 2024	10

Financial summary continued

	2024	2023	Variance
Impairments – continuing operations	£m	£m	£m	%
Loans - amortised cost and FVOCI	410,225	392,040	18,185	4.6
ECL provisions	3,425	3,645	(220)	(6.0)
ECL provisions coverage ratio	0.83%	0.93%	(0.10)%	(10.8)
Impairment (releases)/losses
ECL charge (1)	359	578	(219)	(37.9)
Amounts written off	654	319	335	105.0

(1)	The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk – Banking activities in the Risk and capital management section for further details.

Compared with 2023, our ECL provision decreased by £0.2 billion to £3.4 billion and our ECL coverage ratio has decreased from 0.93% to 0.83%. Amounts written off increased by £335 million to £654 million and we retain post model adjustments of £0.3 billion related to economic uncertainty, or 8.7% of total impairment provisions.

A net impairment charge of £359 million, or 9 basis points of gross customer loans, primarily reflects continued stable levels of default across the portfolio.

Profit for the year

	2024	2023	Variance
	£m	£m	£m	%
Operating profit before tax	6,195	6,178	17	0.3
Tax charge	(1,465)	(1,434)	(31)	2.2
Profit from continuing operations	4,730	4,744	(14)	(0.3)
Profit/(loss) from discontinued operations, net of tax	81	(112)	193	172.3
Profit for the year	4,811	4,632	179	3.9

Attributable to:
Ordinary shareholders	4,519	4,394	125	2.8
Paid-in equity holders	283	242	41	16.9
Non-controlling interests	9	(4)	13	nm

nm = not meaningful

Attributable profit to ordinary shareholders of £4,519 million was £125 million, or 2.8%, higher than 2023 primarily due to a lower impairment charge partially offset by higher costs largely attributable to inflationary pressures.

NatWest Group Annual Report on Form 20-F 2024	11

Financial summary continued

Summary consolidated balance sheet as at 31 December 2024

	2024	2023	Variance
	£m	£m	£m	%
Assets
Cash and balances at central banks	92,994	104,262	(11,268)	(11)
Trading assets	48,917	45,551	3,366	7
Derivatives	78,406	78,904	(498)	(1)
Settlement balances	2,085	7,231	(5,146)	(71)
Loans to banks - amortised cost	6,030	6,914	(884)	(13)
Loans to customers - amortised cost	400,326	381,433	18,893	5
Other financial assets	63,243	51,102	12,141	24
Other assets (including intangible assets)	15,984	17,276	(1,292)	(7)
Total assets	707,985	692,673	15,312	2

Liabilities
Bank deposits	31,452	22,190	9,262	42
Customer deposits	433,490	431,377	2,113	0
Settlement balances	1,729	6,645	(4,916)	(74)
Trading liabilities	54,714	53,636	1,078	2
Derivatives	72,082	72,395	(313)	(0)
Other financial liabilities	61,087	55,089	5,998	11
Subordinated liabilities	6,136	5,714	422	7
Notes in circulation	3,316	3,237	79	2
Other liabilities	4,601	5,202	(601)	(12)
Total liabilities	668,607	655,485	13,122	2

Total equity	39,378	37,188	2,190	6

Total liabilities and equity	707,985	692,673	15,312	2

Tangible net asset value per ordinary share (1)	329p	292p	37p	13%

(1)	Tangible net asset value per ordinary share is tangible equity divided by the number of ordinary shares.

NatWest Group Annual Report on Form 20-F 2024	12

Financial summary continued

Summary consolidated balance sheet as at 31 December 2024 continued

-	Total assets of £708.0 billion as at 31 December 2024 increased by £15.3 billion, 2%, compared with 31 December 2023. This was primarily driven by increases in loans to customers and other financial assets partially offset by a decrease in cash and balances at central banks and settlement balances.
-	Cash and balances at central banks decreased by £11.3 billion mainly due to on-going liquidity management and direct share buybacks partially offset by net customer funding surplus.
-	Other financial assets increased by £12.1 billion mainly as a result of net bonds activity of £6.6 billion and an increase in Commercial & Institutional, £4.8 billion, mainly driven by trading strategy to purchase new bonds and treasury bills.
-	Derivative assets decreased by £0.5 billion, 1%, to £78.4 billion and liabilities decreased by £0.3 billion to £72.1 billion. These movements were driven by a net decrease in exchange rate and interest rate trading books largely reflecting exchange rate volatility across major currencies including the strengthening of USD in Q4 2024, and variations in interest rates across different currencies and tenors.
-	Total loans to customers increased by £18.9 billion to £400.3 billion, primarily reflecting £10.0 billion growth in Commercial & Institutional attributable to strong funds lending, term loan facility lending and supply chain financing and a £5.9 billion increase in Treasury mainly due to higher reverse repos and a £3.2 billion increase in Retail Banking largely driven by the Metro Bank mortgage book acquisition and growth in the credit cards business.
-	Total loans to banks decreased by £0.9 billion, 13%, to £6.0 billion due to lower Commercial & Institutional nostro balances and the reclassification of the cash ratio deposit to cash and balances at central banks, partially offset by an increase in reverse repos.
-	Customer deposits increased by £2.1 billion reflecting £6.8 billion growth in Retail Banking’s share of a growing deposits and savings market, partially offset by lower current accounts, £4.7 billion increase in Private Banking and £0.7 billion in Commercial & Institutional partially offset by a £10.3 billion decrease in customer facing repos and matured deposits.
-	Bank deposits increased by £9.3 billion mainly due to higher repo activity.
-	Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, increased by £6.0 billion, to £61.1 billion.
-	Subordinated liabilities have increased by £0.4 billion, 7%, to £6.1 billion due to new issuances partially offset by redemptions.
-	Other liabilities decreased by £0.6 billion, 12%, to £4.6 billion mainly due to lower financial guarantees and provision utilisations.
-	Total equity increased by £2.2 billion, 6%, to £39.4 billion, driven by higher profit for the year of £4.8 billion offset by dividends paid of £1.8 billion and shares repurchased in the year of £2.2 billion.

NatWest Group Annual Report on Form 20-F 2024	13

Segment performance

Segmental summary income statements

				Central	Total
	Retail	Private	Commercial &	items	NatWest
	Banking	Banking	Institutional	& other	Group
2024	£m	£m	£m	£m	£m
Continuing operations
Net interest income	5,233	645	5,339	58	11,275
Own credit adjustments	—	—	(9)	—	(9)
Other non-interest income	417	324	2,627	69	3,437
Total income	5,650	969	7,957	127	14,703
Direct expenses	(777)	(255)	(1,537)	(5,285)	(7,854)
Indirect expenses	(2,050)	(458)	(2,581)	5,089	—
Other operating expenses	(2,827)	(713)	(4,118)	(196)	(7,854)
Litigation and conduct costs	(110)	(3)	(156)	(26)	(295)
Operating expenses	(2,937)	(716)	(4,274)	(222)	(8,149)
Operating profit/(loss) before impairment losses/releases	2,713	253	3,683	(95)	6,554
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195
Total income excluding notable items	5,650	969	7,966	63	14,648
Return on tangible equity (1)	na	na	na	na	17.5%
Return on equity (1,2)	19.9%	14.2%	17.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	73.6%	51.8%	nm	53.4%
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Average interest earning assets (£bn)	222.0	26.9	246.8	nm	529.3
Net interest margin (1)	2.36%	2.40%	2.16%	nm	2.13%
Third party asset rate (1)	4.02%	5.05%	6.64%	nm	nm
Third party customer funding rate (1)	(2.05)%	(3.13)%	(1.90)%	nm	nm

nm = not meaningful, na = not applicable.

For the notes to this table, refer to the following page.

NatWest Group Annual Report on Form 20-F 2024	14

Segment performance continued

Segmental summary income statements continued

				Central	Total
	Retail	Private	Commercial &	items	NatWest
	Banking	Banking	Institutional	& other	Group
2023	£m	£m	£m	£m	£m
Continuing operations
Net interest income	5,496	710	5,044	(201)	11,049
Own credit adjustments	—	—	(2)	—	(2)
Other non-interest income	435	280	2,379	611	3,705
Total income	5,931	990	7,421	410	14,752
Direct expenses	(815)	(255)	(1,510)	(5,061)	(7,641)
Indirect expenses	(1,896)	(421)	(2,357)	4,674	—
Other operating expenses	(2,711)	(676)	(3,867)	(387)	(7,641)
Litigation and conduct costs	(117)	(9)	(224)	(5)	(355)
Operating expenses	(2,828)	(685)	(4,091)	(392)	(7,996)
Operating profit before impairment losses	3,103	305	3,330	18	6,756
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit	2,638	291	3,236	13	6,178
Total income excluding notable items	5,931	990	7,420	(2)	14,339
Return on tangible equity (1)	na	na	na	na	17.8%
Return on equity (1,2)	23.8%	14.8%	15.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.7%	68.3%	52.1%	nm	51.8%
Customer deposits (£bn)	188.0	37.7	193.4	12.3	431.4
Average interest earning assets (£bn)	222.2	27.1	244.4	nm	520.6
Net interest margin (1)	2.47%	2.62%	2.06%	nm	2.12%
Third party asset rate (1)	3.23%	4.54%	6.15%	nm	nm
Third party customer funding rate (1)	(1.42)%	(2.17)%	(1.40)%	nm	nm

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)

NatWest Group’s CET1 target is in the range of 13-14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit or loss adjusted for preference share dividends and tax, is divided by average notional tangible equity allocated at different rates of 13.4% for Retail Banking (2023 – 13.5%), 11.2% for Private Banking (2023 – 11.5%), and 13.8% for Commercial & Institutional (2023 – 14%), of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions.

NatWest Group Annual Report on Form 20-F 2024	15

Segment performance continued

Retail Banking

	2024	2023	Variance
Income statement	£m	£m	£m	%
Net interest income	5,233	5,496	(263)	(4.8)%
Non-interest income	417	435	(18)	(4.1)%
Total income	5,650	5,931	(281)	(4.7)%
Other operating expenses	(2,827)	(2,711)	(116)	4.3%
Litigation and conduct costs	(110)	(117)	7	(6.0)%
Operating expenses	(2,937)	(2,828)	(109)	3.9%
Impairment losses	(282)	(465)	183	(39.4)%
Operating profit	2,431	2,638	(207)	(7.8)%

Performance ratios (1)
Return on equity	19.9%	23.8%	(3.9)%
Net interest margin	2.36%	2.47%	(0.11)%
Cost: income ratio (excl. litigation and conduct)	50.0%	45.7%	4.3%
Loan impairment rate	13bps	22bps	(9bps)

	2024	2023	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- personal advances	8.1	8.1	—	—
- mortgages	195.0	193.1	1.9	1.0%
- cards	7.0	5.9	1.1	18.6%
Total loans to customers (amortised cost)	210.1	207.1	3.0	1.4%
Loan impairment provisions (2)	(1.7)	(1.9)	0.2	(10.5)%
Net loans to customers (amortised cost)	208.4	205.2	3.2	1.6%

Total assets	232.8	228.7	4.1	1.8%
Customer deposits	194.8	188.0	6.8	3.6%
Risk-weighted assets	65.5	61.6	3.9	6.3%

(1)Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(2)Excludes off-balance sheet ECL of £0.1 billion.

NatWest Group Annual Report on Form 20-F 2024	16

Segment performance continued

Retail Banking continued

During 2024, Retail Banking delivered a return on equity of 19.9% and operating profit of £2.4 billion, with positive income and net interest margin momentum from the benefit of higher product structural hedge margins, partly offset by the impact of interest rate cuts during 2024. We supported customers with unsecured lending growth of £1.1 billion, or 7.9%, driven by our credit card proposition, and increased mortgage lending of £1.9 billion, or 1.0%, reflecting the acquisition of the Metro Bank mortgage portfolio and positive underlying growth in the second half of the year reflecting improved market conditions and increased demand.

Retail Banking provided £3.3 billion of climate and sustainable funding and financing in 2024 from lending on properties with an EPC rating of A or B.

-	Total income was £281 million, or 4.7%, lower compared with 2023 reflecting asset margin compression, impact of the deposit balance mix shift from non-interest bearing to interest bearing balances, partly offset by benefit of higher product structural hedge margins.
-	Net interest margin was 11 basis points lower than 2023 largely reflecting the factors noted above.
-	Non-interest income of £417 million was £18 million, or 4.1%, lower than 2023 reflecting the impact of supplier inflation, partially offset by re-pricing activity.
-	Operating expenses were £2,937 million, which were £109 million, or 3.9%, higher than 2023. Other operating expenses were £116 million, or 4.3%, higher than 2023 reflecting the Bank of England Levy, higher severance and other non-staff costs, partially offset by a 9.8% reduction in headcount.
-	An impairment charge of £282 million, compared with a £465 million charge in 2023, largely reflecting good book benefits, including post model adjustment releases, model updates and the impact of IFRS 9 multiple economic scenarios (MES) updates.
-	Net loans to customers increased by £3.2 billion, or 1.6%, in 2024 driven by £1.9 billion higher mortgage balances including £2.2 billion related to the Metro Bank mortgage portfolio. Cards balances increased by £1.1 billion, or 18.6%, in 2024 and personal advances were in line with 2023.
-	Customer deposits increased by £6.8 billion, or 3.6%, in 2024 reflecting growth in savings partly offset by a reduction in current account balances.
-	RWAs increased by £3.9 billion, or 6.3%, in 2024 primarily due to book movements including the impact of the Metro Bank mortgage portfolio acquisition.

NatWest Group Annual Report on Form 20-F 2024	17

Segment performance continued

Private Banking

	2024	2023	Variance
Income statement	£m	£m	£m	%
Net interest income	645	710	(65)	(9.2)%
Non-interest income	324	280	44	15.7%
Total income	969	990	(21)	(2.1)%
Other operating expenses	(713)	(676)	(37)	5.5%
Litigation and conduct costs	(3)	(9)	6	(66.7)%
Operating expenses	(716)	(685)	(31)	4.5%
Impairment releases/ (losses)	11	(14)	25	(178.6)%
Operating profit	264	291	(27)	(9.3)%

Performance ratios (1)
Return on equity	14.2%	14.8%	(0.6)%
Net interest margin	2.40%	2.62%	(0.22)%
Cost:income ratio (excl. litigation and conduct)	73.6%	68.3%	5.3%
Loan impairment rate	(6bps)	8bps	(14bps)
AUMA net flows (£bn) (1)	3.2	1.9	1.3

	2024	2023	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- personal	1.7	1.8	(0.1)	(5.6)%
- mortgages	12.0	12.3	(0.3)	(2.4)%
- other	4.6	4.5	0.1	2.2%
Total loans to customers (amortised cost)	18.3	18.6	(0.3)	(1.6)%
Loan impairment provisions	(0.1)	(0.1)	—	—
Net loans to customers (amortised cost)	18.2	18.5	(0.3)	(1.6)%

Total assets	28.6	26.9	1.7	6.3%
Assets under management (AUMs) (1)	37.0	31.7	5.3	16.7%
Assets under administration (AUAs) (1)	11.9	9.1	2.8	30.8%
Assets under management and administration (AUMA) (1)	48.9	40.8	8.1	19.9%
Customer deposits	42.4	37.7	4.7	12.5%
Loan:deposit ratio (excl. repos and reverse repos) (1)	43%	49%	(6)%	(12.2)%
Risk-weighted assets	11.0	11.2	(0.2)	(1.8)%

(1)	Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group Annual Report on Form 20-F 2024	18

Segment performance continued

Private Banking continued

In 2024, Private Banking delivered an operating profit of £264 million and return on equity of 14.2%. We have continued to see strong customer engagement across our propositions, and this has resulted in an increase in AUMA balances of 19.9% in 2024 and strong deposit growth of 12.5%.

Private Banking provided £0.4 billion of climate and sustainable funding and financing in 2024, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

-	Total income was £21 million, or 2.1% lower, than 2023 primarily reflecting the impact of deposit balance mix shift from non-interest bearing to interest bearing balances, which has been partly offset by income from higher deposit balances, deposit margin expansion and an increase in investment fee income from higher AUMA balances.
-	Net interest margin was 22 basis points lower than 2023 largely reflecting the impact of deposit balance mix shift from non-interest bearing to interest bearing balances, partly offset by higher deposit balances and deposit margin expansion.
-	Non-interest income of £324 million was £44 million, or 15.7%, higher than 2023 principally due to AUMA income growth of 12.7% from £237 million to £267 million which reflects higher AUMA balances.
-	Operating expenses were £716 million, which were £31 million, or 4.5%, higher than 2023. Other operating expenses were £37 million, or 5.5%, higher than 2023 primarily reflecting the Bank of England Levy, higher severance costs and higher investment spend.
-	An impairment release of £11 million, compared with an £14 million charge in 2023, reflects higher good book releases, including benefits from post model adjustments, with Stage 3 charges remaining at low levels.
-	Net loans to customers reduced £0.3 billion, or 1.6%, in 2024 largely driven by higher mortgage repayments offsetting gross new lending, and lower personal lending.
-	Customer deposits increased by £4.7 billion, or 12.5%, in 2024 reflecting growth in instant access savings, including transitory inflows in Q4 2024, partly offset by a reduction in current account and term balances.
-	AUMA of £48.9 billion increased by £8.1 billion in 2024 reflecting AUM net flows of £2.2 billion driven by strong client engagement, £0.6 billion AUA net flows, £0.4 billion Cushon net flows, and £4.8 billion of positive market movements.

NatWest Group Annual Report on Form 20-F 2024	19

Segment performance continued

Commercial & Institutional

	2024	2023	Variance
Income statement	£m	£m	£m	%
Net interest income	5,339	5,044	295	5.8%
Non-interest income	2,618	2,377	241	10.1%
Total income	7,957	7,421	536	7.2%
Other operating expenses	(4,118)	(3,867)	(251)	6.5%
Litigation and conduct costs	(156)	(224)	68	(30.4)%
Operating expenses	(4,274)	(4,091)	(183)	4.5%
Impairment losses	(98)	(94)	(4)	4.3%
Operating profit	3,585	3,236	349	10.8%

Performance ratios (1)
Return on equity	17.2%	15.4%	1.8%
Net interest margin	2.16%	2.06%	0.10%
Cost:income ratio (excl. litigation and conduct)	51.8%	52.1%	(0.3)%
Loan impairment rate	7bps	7bps	—

	2024	2023	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- Business Banking	3.6	4.5	(0.9)	(20.0)%
- Commercial Mid-market	74.0	71.5	2.5	3.5%
- Corporate & Institutions	65.8	57.4	8.4	14.6%
Total loans to customers (amortised cost)	143.4	133.4	10.0	7.5%
Loan impairment provisions	(1.5)	(1.5)	—	—
Net loans to customers (amortised cost)	141.9	131.9	10.0	7.6%

Total assets	398.7	385.0	13.7	3.6%
Funded assets	321.6	306.9	14.7	4.8%
Customer deposits	194.1	193.4	0.7	0.4%
Loan:deposit ratio (excl. repos and reverse repos) (1)	72%	68%	4%	5.9%
Risk-weighted assets	104.7	107.4	(2.7)	(2.5)%

(1)	Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group Annual Report on Form 20-F 2024	20

Segment performance continued

Commercial & Institutional continued

During 2024, Commercial & Institutional continued to support customers with an increase in lending of 7.6% and delivered a strong performance in income and operating profit supporting a return on equity of 17.2%, an increase from 15.4% in 2023. We continued to see good client demand for lending and net interest margin expansion supporting overall improved profitability.

Commercial & Institutional provided £27.8 billion of climate and sustainable funding and financing in 2024 to support customers investing in the transition to net zero.

-	Total income was £536 million, or 7.2%, higher than 2023 principally reflecting deposit margin expansion, customer lending growth and strong customer activity in capital markets underwriting and markets trading income.
-	Net interest margin was 10 basis points higher than 2023 largely reflecting deposit margin expansion.
-	Non-interest income was £241 million, or 10.1%, higher than 2023 principally driven by strong customer activity in markets trading and capital markets underwriting income, higher lending and financing fees in relation to volume growth and higher payment services fees.
-	Operating expenses were £4,274 million, which were £183 million, or 4.5%, higher than 2023. Other operating expenses were £251 million, or 6.5%, higher than 2023 reflecting the impact of inflationary increases in staff costs, continued investment in the business, introduction of the new Bank of England Levy and an increase in severance costs.
-	An impairment charge of £98 million in 2024, compared with a £94 million charge in 2023, reflecting higher Stage 3 charges due to a small number of large counterparties partially offset by larger good book releases, including post model adjustments.
-	Net loans to customers increased by £10.0 billion, or 7.6%, in 2024 principally due to growth within Corporate & Institutions and an increase in term loan facilities within Commercial Mid-market, partly offset by UK Government scheme repayments of £2.0 billion.
-	Customer deposits increased by £0.7 billion, or 0.4%, in 2024 reflecting growth within Commercial Mid-market, partially offset by a reduction in Corporate & Institutions.
-	RWAs decreased by £2.7 billion, or 2.5%, compared with 2023 primarily due to continued RWA management activity of £5.7 billion and risk parameter improvements, partly offset by increased operational risk and lending growth.

Central items & other

	2024	2023	Variance
Income statement - continuing operations	£m	£m	£m	%
Total income	127	410	(283)	(69.0)%
Operating expenses	(222)	(392)	170	(43.4)%
of which: Other operating expenses	(196)	(387)	191	(49.4)%
of which: Ulster Bank RoI direct expenses	(83)	(275)	192	(69.8)%
Impairment releases/(losses)	10	(5)	15	nm
Operating (loss)/profit	(85)	13	(98)	nm

	2024	2023	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Net loans to customers (amortised cost)	31.8	25.8	6.0	23.3%
Customer deposits	2.2	12.3	(10.1)	(82.1)%
RWAs	2.0	2.8	(0.8)	(28.6)%

-	Total income was £283 million lower than 2023 primarily reflecting notable items including foreign exchange recycling gains in 2023 partially offset with higher gains on interest and foreign exchange risk management derivatives not in hedge accounting relationships, higher business growth fund gains, lower losses on liquidity asset bond sales and losses associated with property lease terminations in 2023.
-	Operating expenses were £222 million, which were £170 million, or 43.4%, lower than 2023. Other operating expenses were £191 million, or 49.4%, lower than 2023 principally reflecting the reduction in cost due to our withdrawal of operations from the Republic of Ireland.
-	Net loans to customers increased by £6.0 billion, or 23.3%, driven by reverse repo activity in Treasury.
-	Customer deposits of £2.2 billion decreased by £10.1 billion in 2024 reflecting repo activity in Treasury.

NatWest Group Annual Report on Form 20-F 2024	21

Summary financial statements

Summary consolidated income statement

For the year ended 31 December 2024

	2024	2023	2022
	£m	£m	£m
Net interest income	11,275	11,049	9,842
Non-interest income	3,428	3,703	3,314
Total income	14,703	14,752	13,156
Operating expenses	(8,149)	(7,996)	(7,687)
Profit before impairment losses	6,554	6,756	5,469
Impairment losses	(359)	(578)	(337)
Operating profit before tax	6,195	6,178	5,132
Tax charge	(1,465)	(1,434)	(1,275)
Profit from continuing operations	4,730	4,744	3,857
Profit/(loss) from discontinued operations, net of tax	81	(112)	(262)
Profit for the year	4,811	4,632	3,595

Attributable to:
Ordinary shareholders	4,519	4,394	3,340
Paid-in equity holders	283	242	249
Non-controlling interests	9	(4)	6
	4,811	4,632	3,595

NatWest Group Annual Report on Form 20-F 2024	22

Summary financial statements continued

Summary consolidated balance sheet

As at 31 December 2024

	2024	2023	2022
	£m	£m	£m
Cash and balances at central banks	92,994	104,262	144,832
Trading assets	48,917	45,551	45,577
Derivatives	78,406	78,904	99,545
Settlement balances	2,085	7,231	2,572
Loans to banks and customers - amortised cost	406,356	388,347	373,479
Other financial assets	63,243	51,102	30,895
Other and intangible assets	15,984	17,276	23,153
Total assets	707,985	692,673	720,053

Deposits	464,942	453,567	470,759
Trading liabilities	54,714	53,636	52,808
Settlement balances, derivatives, other financial liabilities and subordinated liabilities	141,034	139,843	151,426
Other liabilities	4,601	5,202	5,346
Owners' equity	39,350	37,157	36,488
Notes in circulation	3,316	3,237	3,218
Non-controlling interests	28	31	8
Total liabilities and equity	707,985	692,673	720,053

NatWest Group’s financial statements are prepared in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

NatWest Group Annual Report on Form 20-F 2024	23

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

Commercial & Institutional

Commercial & Institutional consists of customer businesses reported under Business Banking, Commercial Mid-market and Corporate & Institutions to support our customers across the full non-personal customer lifecycle, both domestically and internationally, principally customers that trade with and from the UK. Our markets offering provides access to financial markets for NatWest Group customers, with financing and risk management expertise, while our international offering provides full-service banking operations in the Channel Islands, Isle of Man, Gibraltar and Luxembourg.

In the business banking market, the bank competes with other UK banks, specialist finance providers and new entrants, including fin-techs and non-bank challengers. The Commercial Mid-market segment primarily competes with UK Banks and includes an asset finance and invoice finance offering which competes with banks and specialist finance providers, both captive and non-captive. Competition for corporate and institutional customers in the UK is from UK banks, from specialised global investment banks and from large foreign universal banks that offer combined investment and commercial banking capabilities.

Our Corporate and Institution business also competes with international banks which offer offshore and domestic banking services in the Channel Islands, Gibraltar and the Isle of Man as well as depositary services in UK and Luxembourg. The business also provides financing and risk solutions to large corporates in the UK, Western Europe and the United States. Here we compete with large domestic banks, major international banks and investment banks that offer risk management, trading solutions and debt financing to financial institutions and corporate customers.

Competitors are increasingly focusing on improving customer engagement with their services, resulting in intensified competition among banking and financial services providers to attract and retain existing customers. Other primary competitive elements in this market include the introduction of new technology-driven business models, the capability to innovate digitally, and specialised expertise that provides customised solutions offering additional value to customers.

NatWest Group Annual Report on Form 20-F 2024	24

NatWest Group Annual Report on Form 20-F 2024	25

Risk management framework

Where marked as audited in the section header, certain information in the Risk and capital management section (pages 26 to 161) is within the scope of the Independent auditor’s report.

Introduction

NatWest Group operates an enterprise-wide risk management framework, which is centred on the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation.

The framework ensures that NatWest Group’s principal risks – which are detailed in this section – are appropriately controlled and managed. It sets out the standards and objectives for risk management as well as defining the division of roles and responsibilities. This seeks to ensure a consistent approach to risk management across NatWest Group and its subsidiaries. It aligns risk management with NatWest Group’s overall strategic objectives. The framework, which is designed and maintained by NatWest Group’s independent Risk function, is owned by the Chief Risk Officer. It is reviewed and approved annually by the NatWest Group Board. The framework incorporates risk governance, the three lines of defence operating model and the Risk function’s mandate.

Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries.

While all NatWest Group colleagues are responsible for managing risk, the Risk function provides oversight and monitoring of risk management activities, including the implementation of the framework and adherence to its supporting policies, standards and operational procedures. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group’s risk profile, the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance.

In addition, there is a process to identify and manage top and emerging risks, which are those that could have a significant negative impact on NatWest Group’s ability to meet its strategic objectives.

Both top and emerging risks may incorporate aspects of – or correlate to – a number of principal risks and are reported alongside them to the Board on a regular basis.

Culture

The approach to risk culture, under the banner of intelligent risk-taking, ensures a focus on robust risk management behaviours and practices. This underpins the strategy and values across all three lines of defence, enables NatWest Group to support better customer outcomes, develop a stronger and more sustainable business and deliver an improved cost base.

NatWest Group expects leaders to act as role models for strong risk behaviours and practices, building clarity, developing capability and motivating employees to reach the required standards set out in the intelligent risk-taking approach.

Colleagues are expected to:

–	Consistently role-model the values and behaviours in Our Code, based on strong ethical standards.
–	Empower others to take risks aligned to NatWest Group’s strategy, explore issues from a fresh perspective, and tackle challenges in new and better ways across organisational boundaries.
–	Manage risk in line with appropriate risk appetite.
–	Ensure each decision made keeps NatWest Group, colleagues, customers, communities and shareholders safe and secure.
–	Understand their role in managing risk, remaining clear and capable, grounded in knowledge of regulatory obligations.
–	Consider risk in all actions and decisions.
–	Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses, reporting and communicating these transparently.
–	Challenge others’ attitudes, ideas and actions.

The target intelligent risk-taking behaviours are embedded in NatWest Group’s Critical People Capabilities and are clearly aligned to the core values of inclusive, curious, robust, sustainable and ambitious.

These aim to act as an effective basis for a strong risk culture because the Critical People Capabilities form the basis of all recruitment and selection processes.

NatWest Group Annual Report on Form 20-F 2024	26

Risk management framework continued

Training

Enabling employees to have the capabilities and confidence to manage risk is core to NatWest Group’s learning strategy. NatWest Group offers a wide range of learning, both technical and behavioural, across the risk disciplines.

This training may be mandatory, role-specific or for personal development. Mandatory learning for all staff is focused on keeping employees, customers and NatWest Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

Our Code

NatWest Group’s conduct guidance, Our Code, provides direction on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed.

–	These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes.
–	Any employee falling short of the expected standards would be subject to internal disciplinary policies and procedures and if appropriate, the relevant authority would be notified. The accountability review process is used to assess how this should be reflected in variable pay outcomes for the individuals concerned (for more information on this process refer to page 143 of exhibit 15.2). The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook.

NatWest Group Annual Report on Form 20-F 2024	27

Risk management framework continued

Governance

Committee structure

The diagram shows NatWest Group’s governance structure in 2024 and the main purposes of each committee.

NatWest Group plc Board

Provides leadership of NatWest Group within a framework of prudent and effective controls which enable risk to be assessed and managed. Reviews and approves the Enterprise-Wide Risk Management Framework (EWRMF) (including NatWest Group's risk appetite framework) and approves the risk appetite for principal risks. Monitors performance against risk appetite, considers material risks, reviews the effectiveness of risk management and internal control systems.

Group Board Risk Committee

Provides oversight and advice to the Board on current and potential future risk exposures; future risk profile including risk appetite; and the approval and effectiveness of the EWRMF. Reviews performance relative to risk appetite; the effectiveness of internal controls required to manage risk; all material risk exposures and management's recommendations to monitor, control and mitigate them, including for all principal risks and emerging threats. Approves the key risk policies[1]. Approves the enterprise-wide risk management strategy (EWRMS) and oversees its effective delivery. Reviews and recommends to the Board the assumptions, scenarios and metrics used for stress tests.

Group Audit Committee

Assists the Board in carrying out its responsibilities relating to internal control functions. Reviews NatWest Group's internal controls systems relating to financial management and compliance with laws and/or regulations relating to financial reporting, accounting issues, and safeguarding of assets. Reviews the procedures for monitoring the effectiveness of these controls.

Group Executive Risk Committee

Supports the NatWest Group CRO and other accountable executives in discharging risk management accountabilities. Reviews, challenges and debates all material risk exposures, including for all principal risks, and the performance of NatWest Group relative to risk appetite. Reviews reports on emerging threats. Reviews the EWRMF, key risk policies[1] and EWRMS and supports their recommendation to Group BRC. Drives effective implementation and embedding of the EWRMF in NatWest Group.

Group Asset & Liability Management Committee[2]

Supports the Group CFO in overseeing the effective management of NatWest Group's current and future balance sheet, in line with Board-approved risk appetite, under normal and stress conditions. Supports the Group CFO's and Group CRO's recommendation to Group BRC of the assumptions, scenario themes and expanded metrics used for stress tests.

Group Executive Disclosure Committee[3]

Supports the Group CFO in discharging their individual accountabilities, including the review of all material financial and non-financial disclosures made by NatWest Group to ensure that they are accurate, complete and fairly represent the business and financial condition of NatWest Group with no material misstatements or omissions.

(2) In addition, the Group Technical Asset & Liability Management Committee, chaired by the Group Treasurer, provides oversight of capital and balance sheet management in line with approved risk appetite under normal and stress conditions. Reviews and challenges the financial strategy, risk management, balance sheet and remuneration and policy implications of NatWest Group's pension schemes.

(3) The EDC Disclosures Steering Group was established by the Group CFO to (i) review and approve NatWest Group's responses to Environmental, Social and Governance (ESG) surveys where ESG content is considered material to investors or decision-useful to users of the reports; (ii) to assess whether NatWest Group should respond to and review new ad hoc survey requests; (iii) to review and approve ESG disclosures published on NatWest Group's website and externally that are material to investors or decision useful to users of the reports; and (iv) to review and recommend to the EDC, ESG related disclosures in the quarterly, and annual suite of results releases.

NatWest Group Annual Report on Form 20-F 2024	28

Risk management framework continued

Risk management structure

The diagram shows NatWest Group’s risk management structure in 2024.

Group Chief Executive Officer (CEO)
RBSI CEO
NWM CEO
NWH CEO
Group Chief Risk Officer (CRO)
RBSI CRO
NWM CRO
NWH CRO
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
Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across NatWest Group governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee. Member of NatWest Group Exco.
Leads the NatWest Group Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of NatWest Group strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the development of strategy, transformation and culture as a member of the Executive Committee.

(1) The Group Chief Executive Officer also performs the NWH Chief Executive Officer role.
(2) The Group Chief Risk Officer also performs the NWH Chief Risk Officer role, is a member of NatWest Group ExCo, NatWest Group ERC and an attendee at NatWest Group BRC.
(3) The NWH Risk function provides risk management services across NWH, including to the NatWest Group Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements.
(4) The NWH Risk function is independent of the NWH customer-facing business segments and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial & Institutional Banking (ring-fenced bank); Wealth Businesses; Digital X and Functions; Finance and Treasury and Non-financial Risk; the Head of Restructuring and the Chief Operating Officer report to the NWH Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC reports to the Ulster Bank Ireland DAC Chief Executive. They also have a reporting line to the NWH Chief Risk Officer and to the Chair of the Ulster Bank Ireland DAC Board Risk Committee.
(5) The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective risk committees.

NatWest Group Annual Report on Form 20-F 2024	29

Risk management framework continued

Three lines of defence

NatWest Group uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. This supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of the three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outside the three lines of defence principles.

First line of defence

The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing businesses, Technology and Services as well as support functions such as People and Transformation, Legal and Finance.

The first line of defence is empowered to take risks within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

The first line of defence is responsible for managing its direct risks, and with the support of specialist functions, it is also responsible for managing its consequential risks, by identifying, assessing, mitigating, monitoring and reporting risks.

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

The second line of defence advises on, monitors, challenges, approves and escalates where required and reports on the risk-taking activities of the first line of defence, ensuring that these are within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

Third line of defence

The third line of defence is the Internal Audit function and is independent of the first and second lines.

The third line of defence is responsible for providing independent assurance to the Board, its subsidiary legal entity boards and executive management on the overall design and operating effectiveness of the risk management framework and its components. This includes the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the principal risks to NatWest Group and its subsidiary companies.

The third line of defence executes its duties freely and objectively in accordance with the Chartered Institute of Internal Auditors’ Code of Ethics and International Standards on independence and objectivity.

Risk appetite

Risk appetite defines the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans. Risk appetite supports sound risk-taking, the promotion of robust risk practices and risk behaviours, and is calibrated at least annually.

For certain principal risks, risk capacity defines the maximum level of risk NatWest Group can assume before breaching constraints determined by regulatory capital and liquidity requirements, the operational environment, and from a conduct perspective. Establishing risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and NatWest Group’s ultimate capacity to absorb losses.

NatWest Group Annual Report on Form 20-F 2024	30

Risk management framework continued

Risk appetite framework

The risk appetite framework supports effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging risks and risk-taking activities that might be out of appetite are identified, assessed, escalated and addressed in a timely manner.

To facilitate this, a detailed review of the framework is carried out annually which is approved by the Board. The review includes:

–	Assessing the adequacy of the framework compared to internal and external expectations.
–	Ensuring the framework remains effective and acts as a strong control environment for risk appetite.
–	Assessing the level of embedding of risk appetite across the organisation.

Establishing risk appetite

In line with the risk appetite framework, risk appetite is maintained across NatWest Group through risk appetite statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken.

Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. Risk measures and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for each principal risk is set in alignment with business activities.

The process of reviewing and updating risk appetite statements is completed alongside the business and financial planning process. This ensures that plans and risk appetite are appropriately aligned.

The Board sets risk appetite for all principal risks to help ensure NatWest Group is well placed to meet its priorities and long-term targets, even in challenging economic environments. This supports NatWest Group in remaining resilient and secure as it pursues its strategic business objectives.

Risk appetite statements and associated measures are reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

NatWest Group’s risk profile is continually monitored and frequently reviewed. Management focus is concentrated on all principal risks as well as the top and emerging risks that may correlate to them. Risk profile relative to risk appetite is reported regularly to senior management and the Board.

NatWest Group’s key risk policies define at a high level the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk taking across all principal risks. They form part of the qualitative expression of risk appetite and are consistently applied across NatWest Group and its subsidiaries. Key risk policies are reviewed and approved by the Board Risk Committee at least annually.

Identification and measurement

Identification and measurement within the risk management process comprises:

–	Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.
–	Monitoring of the risks associated with lending and credit exposures.
–	Assessment of trading and non-trading portfolios.
–	Review of potential risks in new business activities and processes.
–	Analysis of potential risks in any complex and unusual business transactions.

The financial and non-financial risks that NatWest Group faces are detailed in its risk directory. This provides a common risk language to ensure consistent terminology is used across NatWest Group. The risk directory is subject to annual review to ensure it continues to fully reflect the risks that NatWest Group faces.

NatWest Group Annual Report on Form 20-F 2024	31

Risk management framework continued

Mitigation

Mitigation is a critical aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that arise from risk mitigation actions themselves) are also considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of compliance and conduct risk. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Emerging risks that could affect future results and performance are also closely monitored. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures, is also carried out.

Testing and monitoring

Specific activities relating to compliance and conduct, credit and financial crime risks are subject to testing and monitoring by the Risk function. This confirms to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and NatWest Group’s regulators – that risk policies and procedures are being correctly implemented and that they are operating adequately and effectively. Thematic reviews and targeted reviews are also carried out where relevant to ensure appropriate customer outcomes.

The Risk Testing & Monitoring Forum assesses and validates the annual plan as well as the ongoing programme of reviews.

NatWest Group Annual Report on Form 20-F 2024	32

Risk management framework continued

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of NatWest Group’s approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position.

Stress testing includes:

–	Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.
–	Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	– Identify macro and NatWest Group - specific vulnerabilities and risks. – Define and calibrate scenarios to examine risks and vulnerabilities. – Formal governance process to agree scenarios.
Assess impact	– Translate scenarios into risk drivers. – Assess impact to current and projected profit and loss and balance sheet across NatWest Group.
Calculate results and assess implications	– Aggregate impacts into overall results. – Results form part of the risk management process. – Scenario results are used to inform business and capital plans.
Develop and agree management actions
–
Stress scenario results are analysed by subject matter experts. Appropriate management actions are then developed.
–
Scenario results and management actions are reviewed by the Asset & Liability Management Committee and Board Risk Committee and recommended to the Board for approval.

NatWest Group Annual Report on Form 20-F 2024	33

Risk management framework continued

Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus.

NatWest Group Annual Report on Form 20-F 2024	34

Risk management framework continued

Specific areas that involve capital management include:

–	Strategic financial and capital planning – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.
–	Risk appetite – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.
–	Risk monitoring – by monitoring the risks and horizon-scanning events that could potentially affect NatWest Group’s financial strength and capital position.
–	Risk mitigation – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Principal risk mitigating actions are documented in NatWest Group’s recovery plan.

Reverse stress testing is also carried out in order to identify and assess scenarios that would cause NatWest Group’s business model to become unviable. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully.

Capital sufficiency – going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They incorporate economic variables and key assumptions on balance sheet and profit and loss drivers, such as impairments, to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital.

A range of future states are tested. In particular, capital requirements are assessed:

–	Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.
–	Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined.

The potential impact of normal and adverse economic and market conditions on capital requirements is assessed through stress testing, the results of which are not only used widely across NatWest Group but also by the regulators to set specific capital buffers. NatWest Group takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks.

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

Capital allocation

NatWest Group has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite. The framework for allocating capital is approved by the CFO with support from the Asset & Liability Management Committee.

Governance

Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans.

NatWest Group Annual Report on Form 20-F 2024	35

Risk management framework continued

Stress testing – liquidity

Liquidity risk monitoring and contingency planning

A suite of tools is used to monitor, limit and stress test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity and funding risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity condition indicators are monitored daily.

This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, NatWest Group maintains the Internal Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table below.

Type	Description
Idiosyncratic scenario	The market perceives NatWest Group to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency.
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

The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:

–	Developing a series of recovery indicators to provide early warning of potential stress events.
–	Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.
–	Developing a recovery playbook to provide a concise description of the actions required during recovery.
–	Detailing a range of options to address different stress conditions.
–	Appointing dedicated option owners to reduce the risk of delay and capacity concerns.

The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate while restoring NatWest Group’s financial health.

It is assessed for appropriateness on an ongoing basis and reviewed and approved by the Board prior to submission to the PRA on a biennial basis. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International Limited, RBSH N.V. and NWB Europe. These plans detail the recovery options, recovery indicators and escalation routes for each entity.

Fire drill simulations of possible recovery events are used to test the effectiveness of NatWest Group and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress event. The results and lessons learnt from the fire drills are used to enhance NatWest Group’s approach to recovery planning.

NatWest Group Annual Report on Form 20-F 2024	36

Risk management framework continued

Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report.

Resolution would be implemented if NatWest Group was assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK Resolution Authority). NatWest Group ensures ongoing maintenance and enhancements of its resolution capabilities, in line with regulatory requirements. These requirements include the development of contingency plans to wind-down parts of the trading book.

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

Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress test exercises. NatWest Group also produces an internal scenario analysis as part of its financial planning cycles.

Non-traded exposures are capitalised through the ICAAP. This covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk, equity risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with a 99% confidence level. Methodologies are reviewed by NatWest Group Model Risk and the results are approved by the NatWest Group Balance Sheet Management Committee.

Non-traded market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years.

The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Traded market risk

NatWest Group carries out regular market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading portfolios.

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

Historical stress tests form part of the market risk limit framework and their results are reported regularly to senior management.

NatWest Group Annual Report on Form 20-F 2024	37

Risk management framework continued

Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line of defence.

Market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted at least once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

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

Internal scenarios – climate

In 2024, NatWest Group deployed an enhanced in-house corporate transition risk model, as part of an internal scenario analysis exercise, to assess climate transition related credit risks to corporate counterparties.

This involved running the following two climate scenarios:

–	A disruptive transition scenario, where the onset of climate policy from the Network for Greening the Financial System (NGFS) delayed transition scenario is accelerated from 2031 to 2025, which could result in an accompanying macro-economic shock.
–	The orderly transition scenario, which explores a rapid increase in carbon prices, based on the NGFS net zero 2050 scenario, but no accompanying macro-economic shock.

These scenarios tested NatWest Group’s resilience to alternative transition pathways, including a disruptive transition, and to identify losses that are sensitive to scenario policy and technology assumptions.

The corporate transition risk model and internal exercise builds on the learnings from the climate biennial exploratory scenario and NatWest Group’s first-generation deployment in 2023. It also supports the processes for integration of climate into ICAAP and credit risk business use-cases. The model is capable of accounting for sector specific exposure to climate-related transition risks and counterparty specific response to a limited set of demand shocks and rising carbon prices, by mitigating emissions and passing costs through to customers.

Regulatory stress testing

In October 2023, the Bank of England undertook round one of its system-wide exploratory scenario (SWES) to enhance understanding of the behaviours of banks and non-bank financial institutions under a scenario informed by the liability driven investment and ‘dash for cash’ crises.

NatWest Group submitted its response to round one during H1 2024. The Bank of England subsequently published the anonymised results in the June 2024 Financial Stability Report providing a narrative account of the market-wide response.

Round two commenced in June 2024. Participants were asked to reconsider their assumptions in light of round one results, and submit revised actions if applicable. The overall results of the SWES exercise were published in November 2024.

Further details can be found at:

–	www.bankofengland.co.uk/financial-stability-report/2024/june-2024
–	www.bankofengland.co.uk/stress-testing/2024/stress-testing-uk-banking-system-scenarios-2024-desk-based
–	www.bankofengland.co.uk/financial-stability/boe-system-wide-exploratory-scenario-exercise

NatWest Group Annual Report on Form 20-F 2024	38

Credit risk

NatWest Group Annual Report on Form 20-F 2024	39

Credit risk continued

Definition (audited)

Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.

Sources of risk (audited)

The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Key developments in 2024

–	Personal portfolio growth in 2024 was a result of the Metro Bank mortgage portfolio acquisition and continuing strong credit card growth which was driven by prime quality whole of market lending and balance transfer segments. There was a modest upward trend in arrears balances, in line with expectations following periods of balance growth and normalisation since COVID-19. Arrears inflow rates remained stable through the year in the Personal portfolio.
–	Non-Personal lending increased during the year, driven by corporate and non-bank financial institutions sectors, aligned to customer strategy. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are deemed to represent a heightened risk, including due to cost of living, supply chain and inflationary pressures.
–	Overall expected credit loss (ECL) decreased during 2024. Stage 3 charges being mainly offset by debt sale activity on Personal Banking unsecured assets and write-off. Reductions in Stage 1 and Stage 2 ECL across NatWest Group were driven by economic uncertainty post model adjustments, stable underlying portfolio performance and modelling updates, most notably the redevelopment of new stress probability of default (PD) models for Personal unsecured.

NatWest Group Annual Report on Form 20-F 2024	40

Credit risk continued

Governance (audited)

The credit risk function provides oversight and challenge of frontline credit risk management activities. Governance activities include:

–	Defining and proposing credit risk appetite measures for Board approval.
–	Establishing credit risk policy, standards and toolkits which set out the mandatory limits and parameters required to ensure that credit risk is managed within risk appetite and which provide the minimum standards for the identification, assessment, management, monitoring and reporting of credit risk.
–	Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that it is being managed adequately and effectively.
–	Assessing the adequacy of ECL provisions including approving key IFRS 9 inputs (such as significant increase in credit risk (SICR) thresholds) and any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees.
–	Development and approval of credit grading models.
–	Providing regular reporting on credit risk to the Board Risk Committee and Board.

Risk appetite

Credit risk appetite is approved by the Board and is set and monitored through risk appetite frameworks tailored to NatWest Group’s Personal and Non-Personal segments. NatWest Group’s qualitative appetite is set out in the credit risk appetite statement. Risk appetite statements and associated measures are reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant credit risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Personal

The Personal credit risk appetite framework sets limits that control the quality and concentration of both existing and new business for each relevant business segment. These risk appetite measures consider the segments’ ability to grow sustainably and the level of losses expected under stress. Credit risk is further controlled through operational limits specific to customer or product characteristics.

Non-Personal

For Non-Personal credit, the framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits.

The framework is used to manage concentrations of risk which may arise across four lenses – single name, sector, country and product and asset classes. The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate.

Identification and measurement

Credit stewardship (audited)

Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

Asset quality (audited)

All credit grades map to an asset quality (AQ) scale, used for financial reporting. This AQ scale is based on Basel PDs. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and defaulted non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%). Loans are defined as defaulted when the payment status becomes 90 days past due, or earlier if there is clear evidence that the borrower is unlikely to repay, for example bankruptcy or insolvency.

NatWest Group Annual Report on Form 20-F 2024	41

Credit risk continued

Counterparty credit risk

Counterparty credit risk arises from the obligations of customers under derivative and securities financing transactions. NatWest Group mitigates counterparty credit risk through collateralisation and netting agreements, which allow amounts owed by NatWest Group to a counterparty to be netted against amounts the counterparty owes NatWest Group.

Mitigation

Mitigation techniques, as set out in the appropriate credit risk toolkits and transactional acceptance standards, are used in the management of credit portfolios across NatWest Group. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE).

The valuation methodologies for collateral in the form of residential mortgage property and CRE are detailed below.

Residential mortgages – NatWest Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. NatWest Group values residential property individually during the loan underwriting process, either by obtaining an appraisal by a suitably qualified appraiser (for example, Royal Institution of Chartered Surveyors (RICS)) or using a statistically valid model. In both cases, a sample of the valuation outputs are periodically reviewed by an independent RICS qualified appraiser. NatWest Group updates Retail Banking UK residential property values quarterly using country (Scotland, Wales and Northern Ireland) or English regional specific Office for National Statistics House Price indices.

Within the Private Banking and RBSI segments, properties securing loans greater than £2.5 million or €3 million are revalued every three years.

The current indexed value of the property is a component of the ECL provisioning calculation.

Commercial real estate valuations – NatWest Group has an actively managed panel of chartered surveying firms that cover the spectrum of geography and property sectors in which NatWest Group takes collateral. Suitable RICS registered valuers for particular assets are contracted through a service agreement to ensure consistency of quality and advice. In the UK, an independent third-party market indexation is applied to update external valuations for commercial property once they are more than a year old.

For loan obligations in excess of £2.5 million and where the charged property has a book value in excess of £0.5 million, a formal valuation review is typically commissioned at least every three years.

Assessment and monitoring

Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Non-Personal portfolios.

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

NatWest Group Annual Report on Form 20-F 2024	42

Credit risk continued

The actual performance of each portfolio is tracked relative to operational limits. The limits apply to a range of credit risk-related measures including projected credit default rates across products and the loan-to-value (LTV) ratio of the mortgage portfolios. Where operational limits identify areas of concern management action is taken to adjust credit or business strategy.

Non-Personal

Non-Personal customers, including corporates, banks and other financial institutions are typically managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected to the extent that a failure of one could lead to the failure of another.

A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction.

Credit approvals are subject to environmental, social and governance risk policies which restrict exposure to certain highly carbon intensive industries as well as those with potentially heightened reputational impacts. Customer specific climate risk commentary is now mandatory.

For lower-risk transactions below specific thresholds, credit decisions can be approved through a combination of fully automated or relationship manager self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules.

For other transactions, both business approval and credit approval are required.

The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority.

Transactional acceptance standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite.

Credit quality, and loss given default (LGD) are reviewed annually. The review process assesses borrower performance, the adequacy of security, compliance with terms and conditions, and refinancing risk.

Problem debt management

Personal

Early problem identification

Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using NatWest Group data, and external using information from credit reference agencies. Proactive contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach, the aim is to prevent a customer’s financial position deteriorating.

Personal customers experiencing financial difficulty are managed by the Collections team.

If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the collections and recoveries process, the customer is identified as being potentially vulnerable, the customer will be supported to ensure they receive appropriate support for their circumstances.

In July 2023, Mortgage Charter support was introduced for residential mortgage customers. Mortgage Charter support includes temporary interest only or term extensions at the customer’s request. A request for Mortgage Charter does not, of itself, trigger transfer to a specialist team.

Collections

When a customer exceeds an agreed limit or misses a regular monthly payment, the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not resolved then, where appropriate, the Collections team will become involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions.

NatWest Group Annual Report on Form 20-F 2024	43

Credit risk continued

Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and ‘breathing space’. All treatments available to customers experiencing financial difficulties are reviewed to ensure they remain appropriate for customers impacted by current economic conditions.

In the event that an affordable and sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team.

For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment, unless it is 90 days past due or has triggered any other unlikeliness to pay indicators, in which case it is categorised as Stage 3.

Recoveries

The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer’s debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. An option that may also be considered, is the sale of unsecured debt. Exposures subject to formal debt recovery are defaulted and, under IFRS 9, categorised as Stage 3.

Non-Personal

Early problem identification

Each segment and sector have defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed.

Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty, they may decide to classify the customer within the Wholesale Problem Debt Management framework.

There is an equivalent process for Business Banking customers, with problem debt cases reallocated to increased monitoring and support under a Portfolio Management Relationship team or the Financial Health and Support Team. Broader macro-economic trends including commodity prices, foreign exchange rates and consumer and government spend are also tracked, helping inform decisions on sector risk appetite.

Customer level early warning indicators are regularly reviewed to ensure alignment with prevailing economic conditions, ensuring both the volume and focus of alerts are aligned to the point-in-time risk within each sector.

NatWest Group Annual Report on Form 20-F 2024	44

Credit risk continued

The Wholesale Problem Debt Management framework

This framework focuses on Non-Personal customers (excluding business banking) to provide early identification of credit deterioration, support intelligent risk-taking, ensure fair and consistent customer outcomes and provide key insights into Non-Personal lending portfolios.

Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to NatWest Group. There are two classifications in the framework that apply to non-defaulted customers who are in financial stress – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures categorised as Heightened Monitoring or Risk of Credit Loss are categorised as Stage 2 and subject to a lifetime loss assessment.

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

Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within NatWest Group’s current risk appetite.

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

The largest Risk of Credit Loss exposures are regularly reviewed by a Problem Debt Case Review forum. The forum members are experienced credit, business and restructuring specialists.

The purpose of the forum is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to NatWest Group.

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

Other potential outcomes of the relationship review are to: return the customer to a satisfactory status, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship.

The Wholesale Problem Debt Management framework does not apply to problem debt management for business banking customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the business banking recoveries team where a loan has been impaired.

NatWest Group Annual Report on Form 20-F 2024	45

Credit risk continued

Restructuring

Where customers have lending exposure above £1 million, and meet specific referral criteria, relationships are supported by the Restructuring team.

Restructuring works with corporate and commercial customers in financial difficulty to help them understand their options and how their restructuring or repayment strategies can be delivered.

Helping viable customers return to financial health and restoring a normal banking relationship is always the preferred outcome; however, where this is not possible, NatWest Group will work with customers to achieve a solvent outcome.

Throughout this period, the mainstream relationship manager will remain an integral part of the customer relationship. Insolvency is considered as a last resort and if deemed necessary, NatWest Group will work to recover its capital in a fair and efficient manner, while upholding the fair treatment of customers and NatWest Group’s core values.

Customer Lending Support

With effect from 1 January 2025, Customer Lending Support, a new centre of expertise, was established to support Non-Personal customers in financial difficulty. Customer Lending Support brings together Restructuring, Business Banking, International Retail and Business Banking Northern Ireland teams who support Non-Personal customers in financial difficulty. Collections activity within Commercial Mid-Market will also transfer to Customer Lending Support.

Forbearance (audited)

Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer’s financial difficulties.

The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting of forbearance.

A credit exposure may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms.

Loans are reported as forborne until they meet the exit criteria as detailed in the appropriate regulatory guidance. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due.

Types of forbearance

Personal

In the Personal portfolio, forbearance may involve payment concessions, loan rescheduling (including extensions in contractual maturity), charging simple interest and capitalisation of arrears. Forbearance support is provided for both mortgages and unsecured lending.

Non-Personal

In the Non-Personal portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps.

Monitoring of forbearance

Personal

For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance.

NatWest Group Annual Report on Form 20-F 2024	46

Credit risk continued

Non-Personal

In the Non-Personal portfolio, customer PDs and facility LGDs are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, NatWest Group will consider other options such as demanding repayment of facilities, and in the event repayment does not take place, the enforcement of security, insolvency proceedings or both, although these are options of last resort.

Provisioning for forbearance (audited)

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

The loan would continue to be reported as forborne until it meets the exit criteria set out by the appropriate regulatory guidance.

For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment. Where the forbearance treatment includes the cessation of interest on the customer balance (i.e. non-accrual), this will be treated as a Stage 3 default.

For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans.

Non-Personal

Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer’s financial position and prospects – as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings – are considered in order to establish whether an impairment provision increase is required.

Non-Personal loans granted forbearance are individually credit assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment.

In line with regulatory guidance, forbearance may lead to a customer being classified as non-performing. In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted.

The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of Non-Personal loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off or released and the balance of the loan can be returned to performing status once the exit criteria, as set out by regulatory guidance, are met. Refer to pages 76 and 78 for further details on Non -Personal and Personal forbearance.

Credit grading models

Credit grading models is the collective term used to describe all models, frameworks and methodologies used to calculate PD, exposure at default (EAD), LGD, maturity and the production of credit grades.

Credit grading models are designed to provide:

–	An assessment of customer and transaction characteristics.
–	A meaningful differentiation of credit risk.
–	Accurate internal default rate, loss and exposure estimates that are used in the capital calculation or wider risk management purposes.

NatWest Group Annual Report on Form 20-F 2024	47

Credit risk continued

Impairment, provisioning and write-offs (audited)

In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality.

NatWest Group’s IFRS 9 provisioning models, which use existing internal ratings based (IRB) models as a starting point, incorporate term structures and economic forecasts.

Regulatory conservatism within the IRB models has been removed as appropriate to comply with the IFRS 9 requirement for unbiased ECL estimates.

Five key areas may materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three relate to model application:

Model build:

–	The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing models which are reviewed annually).
–	The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for exposures in Stage 2.

Model application:

–	The assessment of the SICR and the formation of a framework capable of consistent application.
–	The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience).
–	The choice of forward-looking economic scenarios and their respective probability weights.

For accounting policy information, refer to Accounting policy 2.3.

IFRS 9 ECL model design principles (audited)

Modelling of ECL for IFRS 9 follows the conventional approach to divide the estimation of credit losses into its component parts of PD, LGD and EAD.

To meet IFRS 9 requirements, the PD, LGD and EAD parameters differ from their Pillar 1 IRB counterparts in the following aspects:

–	Unbiased – conservatism has been removed from IFRS 9 parameters to produce unbiased estimates.
–	Point-in-time – IFRS 9 parameters reflect actual economic conditions at the reporting date instead of long-run average or downturn conditions.
–	Economic forecasts – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflect forward-looking economic conditions.
–	Lifetime measurement – IFRS 9 PD, LGD and EAD are provided as multi-period term structures up to exposure lifetimes instead of over a fixed one-year horizon.

IFRS 9 requires that, at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the PD over the remaining lifetime at the reporting date) and the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist.

These have been retrospectively created using the relevant model inputs applicable at initial recognition.

NatWest Group Annual Report on Form 20-F 2024	48

Credit risk continued

PD estimates

Personal models

Personal PD models follow a discrete multi-horizon survival approach, predicting quarterly PDs up to lifetime at account level, with a key driver being scores from related IRB PD models. Forward-looking economic information is brought in by economic response models, which leverage the existing stress test model suite. The current suite of PD models was introduced in 2022 replacing the previous, first-generation models to remediate a range of model weaknesses.

Non-Personal models

Non-Personal PD models use a point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in-time estimates that reflect economic conditions at the reporting date. The framework utilises credit cycle indices (CCIs) for a comprehensive set of region/industry segments. Further detail on CCIs is provided in the Economic loss drivers section.

One-year PDs are extended to lifetime PDs using a conditional transition matrix approach and economic forecasts.

LGD estimates

The general approach for the IFRS 9 LGD models is to leverage corresponding IRB LGD models with bespoke adjustments to ensure estimates are unbiased and, where relevant, include economic forecasts.

NatWest Group Annual Report on Form 20-F 2024	49

Credit risk continued

Personal

Economic forecasts are incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown minimal impact of economic conditions on LGDs for the other Personal portfolios.

Non-Personal

Economic forecasts are incorporated into LGD estimates using the existing point-in-time/through-the-cycle framework. For low-default portfolios, including sovereigns and banks, loss data is too scarce to substantiate estimates that vary with economic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

EAD estimates

Personal

The IFRS 9 Personal modelling approach for EAD is dependent on product type.

–	Revolving products use the existing IRB models as a basis, with appropriate adjustments incorporating a term structure based on time to default.
–	Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.

Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Personal portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Non-Personal

For Non-Personal, EAD values are projected using product-specific credit conversion factors (CCFs), closely following the product segmentation and approach of the respective IRB model.

The CCFs are estimated over multi-year time horizons and contain no regulatory conservatism or downturn assumptions.

No explicit economic forecasts are incorporated, on the basis of analysis showing the movement in CCFs is mainly attributable to changes in exposure management practices rather than economic conditions.

Governance and post model adjustments (audited)

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to review, challenge and approval through model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both Personal and Non-Personal) that are likely to be more susceptible to high inflation, high interest rates and supply chain disruption.

NatWest Group Annual Report on Form 20-F 2024	50

Credit risk continued

ECL post model adjustments (audited)

The table below shows ECL post model adjustments.

	Retail Banking			Commercial	Central items
	Mortgages	Other	Private Banking	& Institutional	& other	Total
2024	£m	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	1	18	—	19
Economic uncertainty	90	22	8	179	—	299
Other adjustments	—	—	—	18	—	18
Total	90	22	9	215	—	336
Of which:
- Stage 1	58	9	5	94	—	166
- Stage 2	26	13	4	119	—	162
- Stage 3	6	—	—	2	—	8

2023
Deferred model calibrations	—	—	1	23	—	24
Economic uncertainty	118	39	13	256	3	429
Other adjustments	1	—	—	8	23	32
Total	119	39	14	287	26	485
Of which:
- Stage 1	75	14	6	115	10	220
- Stage 2	31	25	8	167	9	240
- Stage 3	13	—	—	5	7	25

Post model adjustments decreased significantly since 31 December 2023, reflecting reduced economic uncertainty from inflation, higher-for-longer interest rates and liquidity.

–	Retail Banking – The post model adjustments for economic uncertainty decreased to £112 million at 31 December 2024 (2023 – £157 million). This reduction primarily reflected a revision to the cost of living post model adjustment to £105 million (2023 – £144 million), reflecting enhancements to the assessment approach, supported by back-testing of default outcomes for higher risk segments. The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including lower-income customers in fuel poverty, over-indebted borrowers and customers who remain vulnerable to higher mortgage rates.
–	Commercial & Institutional – The post model adjustment for economic uncertainty decreased to £179 million (2023 – £256 million). The inflation, supply chain and liquidity post model adjustment of £150 million (2023 – £206 million) was maintained for lending prior to 1 January 2024 being a sector level downgrade applied to the sectors that are considered most at risk from the current headwinds. A further £29 million (2023 – £50 million) remains for customers that utilised government support schemes, this adjustment is reducing as customers default or repay.
–	The £18 million (2023 – £23 million) judgemental overlay for deferred model calibrations relates to refinance risk, with the existing mechanistic modelling approach not fully capturing the risk on deteriorated exposures.
–	The £18 million (2023 – £8 million) other post model adjustment was to mitigate the effect of operational timing delays in the identification and flagging of a SICR, with the increase due to a small number of large corporate exposures moving quickly from Stage 1 into default.

NatWest Group Annual Report on Form 20-F 2024	51

Credit risk continued

SICR (audited)

Exposures that are considered significantly credit-deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12-month ECL). NatWest Group has adopted a framework to identify deterioration based primarily on relative movements in lifetime PD supported by additional qualitative backstops. The principles applied are consistent across NatWest Group and align to credit risk management practices, where appropriate.

The framework comprises the following elements:

–	IFRS 9 lifetime PD assessment (the primary driver) – on modelled portfolios, the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount, deterioration is assumed to have occurred and the exposure transferred into Stage 2 for a lifetime loss assessment. For Non-Personal, a doubling of PD would indicate a SICR subject to a minimum PD uplift of 0.1%. For Personal portfolios and SME Retail, the criteria vary by risk band, with lower-risk exposures needing to deteriorate more than higher-risk exposures, as outlined in the following table:

Personal risk bands	PD bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
A	<0.762%	PD@DOIR + 1%
B	<4.306%	PD@DOIR + 3%
C	>=4.306%	1.7 x PD@DOIR

–	Qualitative high-risk backstops – the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Non-Personal exposures managed within the Wholesale Problem Debt Management framework, and adverse credit bureau results for Personal customers.
–	Persistence (Personal and SME Retail customers only) – the persistence rule ensures that accounts which have met the criteria for PD-driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. The persistence rule is applied to PD-driven deterioration only.

NatWest Group Annual Report on Form 20-F 2024	52

Credit risk continued

SICR (audited) continued

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:

–	Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.
–	Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.
–	Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Monitoring the effect on relative PD deterioration when originating new lending at times of weaker economic outlook (therefore, higher PDs at initial recognition) is important to ensure SICR criteria remains effective.

Asset lifetimes (audited)

The choice of initial recognition and asset duration is another critical judgement in determining the quantum of lifetime losses that apply.

–	The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of SICR as detailed above.
–	For asset duration, the approach applied (in line with IFRS 9 requirements) is:
–	Term lending – the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected prepayment and amortisation).
–	Revolving facilities – for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For the Non-Personal portfolios, asset duration is based on annual customer review schedules and will be set to the next review date.

In the case of credit cards, the most significant judgement is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence, a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped, the ECL impact is estimated at approximately £71 million (2023 – £110 million). However, credit card balances originated under the 0% balance transfer product and representing approximately 47% (2023 – 37%) of performing card balances, have their ECL calculated on a behavioural lifetime approach as opposed to being capped at a maximum of three years.

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

NatWest Group Annual Report on Form 20-F 2024	53

Credit risk continued

Economic loss drivers (audited)

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most significant economic loss drivers for material portfolios are shown in the table below:

Portfolio	Economic loss drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios

At 31 December 2024, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy. The scenarios primarily reflected the current risks faced by the economy. This approach was similar to that used at 31 December 2023.

For 31 December 2024, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Since 31 December 2023, the economic outlook has evolved. The economy came out of post-COVID-19 stagnation with an upswing in the first half of 2024 as household income recovered. The growth lost momentum in the second half of 2024 and the outlook remains that of moderate growth. Inflation declined over the year, although the progress is slower than expected and inflation is likely to take longer to reach the target of 2%. As a result, rates are expected to remain higher-for-longer than previously expected. The unemployment rate increased modestly but it is underpinned by a still resilient labour market. There was emerging risk to the labour market due to higher tax burdens, but the impact is likely to be moderate. House prices were previously assumed to decline in 2024, but they performed better than expected. However, the higher interest rate environment poses a risk to the recovery.

NatWest Group Annual Report on Form 20-F 2024	54

Credit risk continued

Economic loss drivers (audited) continued

Headline macro variables: what are the risks and where are they captured?

Mini narratives – potential developments, vulnerabilities and risks		Upside	Base case	Downside	Extreme downside
Growth	Outperformance sustained – economy remains close to H1 2024 pace on strong consumer
Steady growth – staying close to trend pace from H2 2024 and beyond
Stalling – 2024 strength proves fleeting, lagged effect of higher rates and cautious consumer stalls the rebound
Extreme stress – extreme fall in GDP, with policy support to facilitate sharp recovery
Inflation	Close to deflation – inflationary pressures diminish amidst pronounced weakness in demand
Battle won – continued downward drift in services inflation, ensuring 2% target is met on sustained basis
Sticky – strong growth and/or wage policies and/or interest rate cuts keep services inflation well above target
Structural factors – sustained bouts of energy, food and goods price inflation on geopolitics/deglobalisation
Labour market	Tighter, still – job growth rebounds strongly, pushing unemployment back down to sub-3.5%
Cooling continues – gradual loosening prompts a gentle rise in unemployment (but remains low), job growth recovers
Job shedding – prolonged weakness in economy prompts redundancies, reduced hours, building slack
Depression – unemployment hits levels close to previous peaks amid severe stress
Rates short-term	Limited cuts – higher growth and inflation keeps the MPC cautious
Steady – approximately one cut per quarter
Mid-cycle quickening – sharp declines through 2025 to support recovery
Sharp drop – drastic easing in policy to support a sharp deterioration in the economy
Rates long-term	Above consensus – 4%
Middle – 3-3.5%
Close to 2010s – 1-2%/2.5%

NatWest Group Annual Report on Form 20-F 2024	55

Credit risk continued

Economic loss drivers (audited) continued

Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the main macroeconomic variables table below.

	2024					2023
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	2.0	1.3	0.5	(0.2)	1.1	1.8	1.0	0.5	(0.3)	0.9
Unemployment rate	3.6	4.3	5.0	6.7	4.6	3.5	4.6	5.2	6.8	4.8
House price index	5.8	3.5	0.8	(4.3)	2.7	3.9	0.3	(0.4)	(5.7)	0.3
Commercial real estate price	5.4	1.2	(1.0)	(5.7)	1.1	3.1	(0.2)	(2.0)	(6.8)	(0.6)
Consumer price index	2.4	2.2	3.5	1.6	2.4	1.7	2.6	5.2	1.8	2.8
Bank of England base rate	4.4	4.0	3.0	1.6	3.6	3.8	3.7	5.6	2.9	4.0
Stock price index	6.3	5.0	3.4	1.1	4.5	4.8	3.3	1.2	(0.4)	2.8
World GDP	3.8	3.2	2.5	1.6	3.0	3.7	3.2	2.7	1.8	3.0
Probability weight	23.2	45.0	19.1	12.7		21.2	45.0	20.4	13.4

(1)	The five-year summary runs from 2024-28 for 31 December 2024 and from 2023-27 for 31 December 2023.
(2)	The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

Climate transition

Since 2023, NatWest Group has included explicit assumptions about changes in transition policy, expressed as an additional implicit sectoral carbon price, in the base-case macroeconomic scenario. This approach has been used for financial planning and IFRS 9 reporting ever since. This analysis resulted in climate transition policy contributing £8 million to the total ECL of L3.4 billion at the end of 2024.

In 2024, NatWest Group refined its approach. Instead of applying the economy-wide carbon price from an external scenario used in 2023, NatWest Group calculated the expected implicit carbon prices associated with specific climate transition policies. NatWest Group individually assessed 46 active and potential transition policies that had a significant impact on the cost of emissions and converted them into equivalent sectoral carbon prices. This was calculated as the cost per tonne of the emissions (CO2e) abated as a result of each policy.

NatWest Group estimated that the weighted average carbon price associated with the policies assessed will increase from £73 per tonne in 2024 to £123 per tonne in 2029. Sectoral carbon prices feed into the climate risk macro model. The model has been developed and improved over the past few years to enable NatWest Group to estimate the impact of carbon prices on a macroeconomic scenario.

UK government policies which are estimated to have the largest impact on sectoral carbon prices are:

–	Emissions Trading Scheme
–	Climate Change Levy
–	Renewables Obligation
–	VAT on domestic energy

This analysis presents a very narrow view of climate transition impact from 46 analysed policies. It only covers base case macroeconomic scenario and does not include physical impacts.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour changes, to enable the UK’s successful transition to net zero. Policy delays and the risks outlined in the UK CCC 2022, 2023 and 2024 Progress Reports, if not adequately addressed in a timely manner, put at risk the UK’s net zero transition and, in turn, that of NatWest Group and its customers.

NatWest Group Annual Report on Form 20-F 2024	56

Credit risk continued

Economic loss drivers (audited) continued

Probability weightings of scenarios

NatWest Group’s quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 31 December 2024.

The approach involves comparing GDP paths for NatWest Group’s scenarios against a set of 1,000 model runs, following which a percentile in the distribution is established that most closely corresponded to the scenario. The probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. The weights were marginally less downside skewed compared to those used at 31 December 2023. The downside risks associated with a materially high inflation have reduced, with inflation lower at the end of 2024 compared to a year ago. However, the economic outlook is still subject to considerable uncertainty especially with respect to persistence of inflation, restrictive trade policies and various geopolitical flashpoints. Given that backdrop, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 23.2% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 19.1% weighting applied to the downside scenario and a 12.7% weighting applied to the extreme downside scenario.

NatWest Group Annual Report on Form 20-F 2024	57

Credit risk continued

Economic loss drivers

UK gross domestic product (£bn)
3,000
2,900
2,800
2,700
2,600
2,500
2,400
2,300
2,200
2,100
2,000
Q1 2024
Q1 2025
Q1 2026
Q1 2027
Q1 2028
Q1 2029
Upside
Base case
Downside
Extreme downside

Bank of England base rate (%)
6
5
4
3
2
1
0
Q1 2024
Q1 2025
Q1 2026
Q1 2027
Q1 2028
Q1 2029
Upside
Base case
Downside
Extreme downside

UK unemployment rate (%)
9
8
7
6
5
4
3
2
1
0
Q1 2024
Q1 2025
Q1 2026
Q1 2027
Q1 2028
Q1 2029
Upside
Base case
Downside
Extreme downside

NatWest Group Annual Report on Form 20-F 2024	58

Credit risk continued

Economic loss drivers (audited) continued

Annual figures

	GDP - annual growth
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	0.9	0.9	0.9	0.9	0.9
2025	2.0	1.4	0.4	(4.1)	0.6
2026	3.2	1.5	(0.5)	(0.3)	1.3
2027	2.3	1.4	0.2	1.4	1.4
2028	1.6	1.4	1.3	1.4	1.4
2029	1.6	1.4	1.7	1.4	1.5

	Unemployment rate - annual average
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	4.2	4.2	4.2	4.2	4.2
2025	3.9	4.4	4.8	5.4	4.5
2026	3.3	4.4	5.5	8.0	4.8
2027	3.3	4.3	5.5	8.3	4.8
2028	3.4	4.3	5.3	7.6	4.7
2029	3.4	4.2	5.0	6.9	4.5

	House price index - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	3.5	3.5	3.5	3.5	3.5
2025	7.8	3.5	(1.2)	(7.6)	2.2
2026	7.2	3.4	(2.8)	(14.7)	1.1
2027	5.1	3.4	0.1	(8.0)	2.2
2028	5.4	3.4	4.4	6.9	4.4
2029	5.6	3.4	4.2	6.3	4.4

	Commercial real estate price - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)
2025	14.1	2.4	(6.8)	(23.7)	0.1
2026	4.4	1.5	(2.5)	(12.7)	0.2
2027	5.5	1.4	2.8	6.7	3.3
2028	4.2	1.5	2.6	5.7	2.8
2029	2.7	1.4	2.5	5.4	2.3

	Consumer price index - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	2.4	2.4	2.4	2.4	2.4
2025	2.9	2.3	5.8	0.6	2.9
2026	2.4	2.1	4.2	1.1	2.4
2027	2.1	2.0	2.6	1.8	2.1
2028	2.0	2.0	2.4	2.0	2.1
2029	2.0	2.0	2.5	2.0	2.1

NatWest Group Annual Report on Form 20-F 2024	59

Credit risk continued

Economic loss drivers (audited) continued

	Bank of England base rate - annual average
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	5.11	5.11	5.11	5.11	5.11
2025	4.63	4.21	3.42	1.40	3.80
2026	4.02	3.52	2.10	0.18	2.94
2027	4.00	3.50	2.00	0.40	2.94
2028	4.00	3.50	2.15	1.03	3.04
2029	4.00	3.50	2.50	1.83	3.21

	Stock price index - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2024	11.6	11.6	11.6	11.6	11.6
2025	8.1	3.4	(10.5)	(35.0)	(3.0)
2026	5.1	3.4	5.8	15.1	5.3
2027	3.5	3.4	5.8	13.1	4.8
2028	3.5	3.4	5.8	11.6	4.7
2029	3.0	3.4	5.8	10.4	4.5

Worst points

	2024					2023
			Extreme		Weighted			Extreme		Weighted
	Downside		downside		average	Downside		downside		average
	%	Quarter	%	Quarter	%	%	Quarter	%	Quarter	%
GDP	—	Q1 2024	(4.1)	Q4 2025	—	(1.2)	Q3 2024	(4.5)	Q4 2024	0.3
Unemployment rate - peak	5.6	Q4 2026	8.5	Q1 2027	4.9	5.8	Q1 2025	8.5	Q2 2025	5.2
House price index	(1.9)	Q2 2027	(25.6)	Q3 2027	—	(12.5)	Q4 2025	(31.7)	Q2 2026	(6.5)
Commercial real estate price	(10.5)	Q2 2026	(35.0)	Q3 2026	(1.8)	(16.6)	Q1 2025	(39.9)	Q3 2025	(10.2)
Consumer price index - highest four quarter change	6.1	Q1 2026	3.5	Q1 2024	3.5	10.3	Q1 2023	10.3	Q1 2023	10.3
Bank of England base rate - extreme level	2.0	Q1 2024	0.1	Q1 2024	2.9	6.5	Q4 2024	5.3	Q4 2023	5.3
Stock price index	(0.2)	Q4 2025	(27.4)	Q4 2025	—	(14.3)	Q4 2024	(39.3)	Q4 2024	(2.4)

(1)	The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2023 for 31 December 2024 scenarios and Q4 2022 for 31 December 2023 scenarios.

NatWest Group Annual Report on Form 20-F 2024	60

Credit risk continued

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

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated.

In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgemental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section) on the basis these would be re-evaluated by management through ECL governance for any new economic scenario outlook and not be subject to an automated calculation. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable.

In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 31 December 2024.

Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

NatWest Group Annual Report on Form 20-F 2024	61

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited) continued

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
2024	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	169,090	170,887	173,703	164,370	154,604
Retail Banking - unsecured	10,269	10,485	10,876	9,847	8,925
Non-personal - property	28,598	28,684	28,827	28,452	25,402
Non-personal - non-property	126,487	127,179	127,557	125,790	107,287
	334,444	337,235	340,963	328,459	296,218
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	67	69	71	61	50
Retail Banking - unsecured	204	212	210	198	185
Non-personal - property	82	66	59	85	164
Non-personal - non-property	218	197	191	219	331
	571	544	531	563	730
Stage 1 coverage
Retail Banking - mortgages	0.04%	0.04%	0.04%	0.04%	0.03%
Retail Banking - unsecured	1.99%	2.02%	1.93%	2.01%	2.07%
Non-personal - property	0.29%	0.23%	0.20%	0.30%	0.65%
Non-personal - non-property	0.17%	0.15%	0.15%	0.17%	0.31%
	0.17%	0.16%	0.16%	0.17%	0.25%
Stage 2 modelled loans (£m)
Retail Banking - mortgages	20,980	19,183	16,367	25,700	35,466
Retail Banking - unsecured	3,513	3,297	2,906	3,935	4,857
Non-personal - property	3,019	2,933	2,790	3,165	6,215
Non-personal - non-property	13,143	12,451	12,073	13,840	32,343
	40,655	37,864	34,136	46,640	78,881
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	60	53	44	72	118
Retail Banking - unsecured	370	348	300	407	532
Non-personal - property	62	53	47	66	183
Non-personal - non-property	286	251	228	307	628
	778	705	619	852	1,461
Stage 2 coverage
Retail Banking - mortgages	0.29%	0.28%	0.27%	0.28%	0.33%
Retail Banking - unsecured	10.53%	10.56%	10.32%	10.34%	10.95%
Non-personal - property	2.05%	1.81%	1.68%	2.09%	2.94%
Non-personal - non-property	2.18%	2.02%	1.89%	2.22%	1.94%
	1.91%	1.86%	1.81%	1.83%	1.85%

NatWest Group Annual Report on Form 20-F 2024	62

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited) continued

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
2024	Actual	scenario	scenario	scenario	scenario
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	190,070	190,070	190,070	190,070	190,070
Retail Banking - unsecured	13,782	13,782	13,782	13,782	13,782
Non-personal - property	31,617	31,617	31,617	31,617	31,617
Non-personal - non-property	139,630	139,630	139,630	139,630	139,630
	375,099	375,099	375,099	375,099	375,099
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	127	122	115	133	168
Retail Banking - unsecured	574	560	510	605	717
Non-personal - property	144	119	106	151	347
Non-personal - non-property	504	448	419	526	959
	1,349	1,249	1,150	1,415	2,191
Stage 1 and Stage 2 coverage
Retail Banking - mortgages	0.07%	0.06%	0.06%	0.07%	0.09%
Retail Banking - unsecured	4.16%	4.06%	3.70%	4.39%	5.20%
Non-personal - property	0.46%	0.38%	0.34%	0.48%	1.10%
Non-personal - non-property	0.36%	0.32%	0.30%	0.38%	0.69%
	0.36%	0.33%	0.31%	0.38%	0.58%
Reconciliation to Stage 1 and Stage 2 ECL (£m)
ECL on modelled exposures	1,349	1,249	1,150	1,415	2,191
ECL on non-modelled exposures	36	36	36	36	36
Total Stage 1 and Stage 2 ECL (£m)	1,385	1,285	1,186	1,451	2,227

Variance to actual total Stage 1 and Stage 2 ECL (£m)		(100)	(199)	66	842
Reconciliation to Stage 1 and Stage 2 flow exposures (£m)
Modelled loans	375,099	375,099	375,099	375,099	375,099
Non-modelled loans	21,074	21,074	21,074	21,074	21,074
Other asset classes	161,548	161,548	161,548	161,548	161,548

(1)	Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 31 December 2024 and therefore does not include variation in future undrawn exposure values.
(2)	Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3)	All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2024 The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure was unchanged under each scenario as the loan population was static.
(4)	Refer to the Economic loss drivers section for details of economic scenarios.
(5)	Refer to the NatWest Group 2023 Annual Report on Form 20 – F for 2023 comparatives.

NatWest Group Annual Report on Form 20-F 2024	63

Credit risk continued

Measurement uncertainty and ECL adequacy (audited)

–	If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £0.8 billion (approximately 61%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
–	In the Non-Personal portfolio, there was a significant increase in ECL under the extreme downside scenario. The Non-Personal property ECL increase was mainly due to commercial real estate prices which showed negative growth until 2026 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.
–	Given the continued economic uncertainty, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.
–	As the effects of these economic risks evolve into 2025, there is a risk of further credit deterioration. However, the income statement effect of this should be mitigated by the forward-looking provisions retained on the balance sheet at 31 December 2024.
–	There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in unemployment, GDP and stock price index in which NatWest Group operates.

Movement in ECL provision(1)

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2024	3,645
Transfers to disposal groups and reclassifications	(18)
Changes in economic forecasts	(58)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(117)
Changes in risk metrics and exposure: Stage 3	699
Judgemental changes:
Changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(126)
Write-offs and other	(600)
At 31 December 2024	3,425
At 1 January 2023	3,434
2023 movements	211
At 31 December 2023	3,645

(1)	The above table is not within the scope of the independent auditors’ report.
–	During the year, total ECL decreased. Stage 3 charges being mainly offset by debt sale activity on Personal Banking unsecured assets and write-off. Reductions in Stage 1 and Stage 2 ECL across NatWest Group were driven by economic uncertainty post model adjustments, stable underlying portfolio performance and modelling updates.
–	In the Personal portfolios, performing book ECL reduced as a result of stable portfolio performance, reduced economic uncertainty post model adjustments and PD reductions, primarily relating to modelling updates. Furthermore, Stage 3 ECL was stable, supported by the 2024 debt sale activity on unsecured portfolios and steady Stage 3 default trends.
–	In the Non-Personal portfolios there was a small reduction in total ECL. ECL increased from Stage 3 charges on a small number of customers were more than offset by stable portfolio performance, reductions in post model adjustments and write-offs.
–	Judgemental ECL post model adjustments decreased from 31 December 2023. This reflected refinements to the assessment approach on the Retail Banking cost of living post model adjustment, after back-testing and Non-Personal portfolio changes with a number of customers either repaying or defaulting. Judgemental ECL post model adjustments represented 10% of total ECL (2023 – 13%). Refer to the ECL post model adjustments section for further details.

NatWest Group Annual Report on Form 20-F 2024	64

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group’s banking activities. Refer to Accounting policy 2.3 and Note 14 to the consolidated financial statements for policies and critical judgements relating to impairment loss determination.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 9 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

	31 December 2024			31 December 2023
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	567.2			553.8
In scope of IFRS 9 ECL framework	564.4			545.3
% in scope	100%			98%
Loans to customers - in scope - amortised cost	404.2	3.4	400.8	385.3	3.6	381.7
Loans to customers - in scope - FVOCI	—	—	—	0.1	—	0.1
Loans to banks - in scope - amortised cost	6.0	—	6.0	6.7	—	6.7
Total loans - in scope	410.2	3.4	406.8	392.1	3.6	388.5
Stage 1	363.8	0.6	363.2	348.6	0.7	347.9
Stage 2	40.5	0.8	39.7	37.9	0.9	37.0
Stage 3	5.9	2.0	3.9	5.6	2.0	3.6
Other financial assets - in scope - amortised cost	116.4	—	116.4	124.9	—	124.9
Other financial assets - in scope - FVOCI	37.8	—	37.8	28.3	—	28.3
Total other financial assets - in scope	154.2	—	154.2	153.2	—	153.2
Stage 1	153.4	—	153.4	152.0	—	152.0
Stage 2	0.8	—	0.8	1.2	—	1.2
Out of scope of IFRS 9 ECL framework	2.8	na	2.8	8.5	na	8.5
Loans to customers - out of scope - amortised cost	(0.5)	na	(0.5)	(0.4)	na	(0.4)
Loans to banks - out of scope - amortised cost	0.1	na	0.1	0.3	na	0.3
Other financial assets - out of scope - amortised cost	3.2	na	3.2	8.3	na	8.3
Other financial assets - out of scope - FVOCI	—	na	—	0.3	na	0.3
na = not applicable

NatWest Group Annual Report on Form 20-F 2024	65

Credit risk – Banking activities continued

Financial instruments within the scope of the IFRS 9 ECL framework (audited) continued

The assets outside the scope of IFRS 9 ECL framework were as follows:

–	Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £3.3 billion (2023 – £8.6 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
–	Equity shares of £0.2 billion (2023 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.
–	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.5) billion (2023 – £(0.3) billion).

Contingent liabilities and commitments

Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £140.0 billion (2023 – £132.0 billion) comprised Stage 1 £129.8 billion (2023 – £120.6 billion); Stage 2 £9.4 billion (2023 – £10.7 billion); and Stage 3 £0.8 billion (2023 – £0.7 billion).

The ECL relating to off balance sheet exposures was £0.1 billion (2023 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.4 billion (2023 – £3.6 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

NatWest Group Annual Report on Form 20-F 2024	66

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

						Of which:
						Personal				Non-personal
	Retail	Private	Commercial &	Central items		Retail	Private	Commercial &	Central items	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Banking	Institutional	& other
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,366	17,155	128,988	35,312	363,821	182,366	13,726	2,226	—	3,429	126,762	35,312
Stage 2	24,242	844	15,339	49	40,474	24,242	352	42	—	492	15,297	49
Stage 3	3,268	322	2,340	—	5,930	3,268	251	52	—	71	2,288	—
Of which: individual	—	233	1,052	—	1,285	—	162	5	—	71	1,047	—
Of which: collective	3,268	89	1,288	—	4,645	3,268	89	47	—	—	1,241	—
Total	209,876	18,321	146,667	35,361	410,225	209,876	14,329	2,320	—	3,992	144,347	35,361
ECL provisions (3)
Stage 1	279	16	289	14	598	279	2	3	—	14	286	14
Stage 2	428	12	346	1	787	428	1	—	—	11	346	1
Stage 3	1,063	36	941	—	2,040	1,063	21	15	—	15	926	—
Of which: individual	—	36	415	—	451	—	21	7	—	15	408	—
Of which: collective	1,063	—	526	—	1,589	1,063	—	8	—	—	518	—
Total	1,770	64	1,576	15	3,425	1,770	24	18	—	40	1,558	15

For the notes to this table refer to page 70.

NatWest Group Annual Report on Form 20-F 2024	67

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited) continued

						Of which:
						Personal				Non-personal
	Retail	Private	Commercial &	Central items		Retail	Private	Commercial &	Central items	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Banking	Institutional	& other
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.09	0.22	0.04	0.16	0.15	0.01	0.13	—	0.41	0.23	0.04
Stage 2 (%)	1.77	1.42	2.26	2.04	1.94	1.77	0.28	—	—	2.24	2.26	2.04
Stage 3 (%)	32.53	11.18	40.21	—	34.40	32.53	8.37	28.85	—	21.13	40.47	—
Total	0.84	0.35	1.07	0.04	0.83	0.84	0.17	0.78	—	1.00	1.08	0.04
Impairment (releases)/losses
ECL (release)/charge (5)	282	(11)	98	(10)	359	282	1	1	—	(12)	97	(10)
Stage 1	(208)	(11)	(205)	(14)	(438)	(208)	(2)	(1)	—	(9)	(204)	(14)
Stage 2	278	(1)	79	4	360	278	2	1	—	(3)	78	4
Stage 3	212	1	224	—	437	212	1	1	—	—	223	—
Of which: individual	—	1	191	—	192	—	1	(1)	—	—	192	—
Of which: collective	212	—	33	—	245	212	—	2	—	—	31	—
Total	282	(11)	98	(10)	359	282	1	1	—	(12)	97	(10)
Amounts written-off	430	1	223	—	654	430	1	2	—	—	221	—
Of which: individual	—	1	143	—	144	—	1	—	—	—	143	—
Of which: collective	430	—	80	—	510	430	—	2	—	—	78	—

For the notes to this table refer to page 70.

NatWest Group Annual Report on Form 20-F 2024	68

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited) continued

						Of which:
						Personal				Non-personal
	Retail	Private	Commercial &	Central items		Retail	Private	Commercial &	Central items	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Banking	Institutional	& other
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,297	17,565	119,047	29,677	348,586	182,297	14,296	2,268	4	3,269	116,779	29,673
Stage 2	21,208	906	15,771	6	37,891	21,208	255	43	3	651	15,728	3
Stage 3	3,133	258	2,162	10	5,563	3,133	209	52	6	49	2,110	4
Of which: individual	—	186	845	—	1,031	—	137	5	—	49	840	—
Of which: collective	3,133	72	1,317	10	4,532	3,133	72	47	6	—	1,270	4
Subtotal excluding disposal group loans	206,638	18,729	136,980	29,693	392,040	206,638	14,760	2,363	13	3,969	134,617	29,680
Disposal group loans				67	67				8			59
Total				29,760	392,107				21			29,739
ECL provisions (3)
Stage 1	306	20	356	27	709	306	3	2	5	17	354	22
Stage 2	502	20	447	7	976	502	2	—	2	18	447	5
Stage 3	1,097	34	819	10	1,960	1,097	20	16	9	14	803	1
Of which: individual	—	34	298	—	332	—	20	5	—	14	293	—
Of which: collective	1,097	—	521	10	1,628	1,097	—	11	9	—	510	1
Subtotal excluding ECL provisions on disposal group loans	1,905	74	1,622	44	3,645	1,905	25	18	16	49	1,604	28
ECL provisions on disposal group loans				36	36				2			34
Total				80	3,681				18			62

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2024	69

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited) continued

						Of which:
						Personal				Non-personal
	Retail	Private	Commercial &	Central items		Retail	Private	Commercial &	Central items	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Banking	Institutional	& other
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.11	0.30	0.09	0.20	0.17	0.02	0.09	nm	0.52	0.30	0.07
Stage 2 (%)	2.37	2.21	2.83	nm	2.58	2.37	0.78	—	66.67	2.76	2.84	nm
Stage 3 (%)	35.01	13.18	37.88	100.00	35.23	35.01	9.57	30.77	nm	28.57	38.06	25.00
ECL provisions coverage excluding disposal group loans	0.92	0.40	1.18	0.15	0.93	0.92	0.17	0.76	nm	1.23	1.19	0.09
ECL provisions coverage on disposal group loans				53.73	53.73				25.00			57.63
Total				0.27	0.94				85.71			0.21
Impairment (releases)/losses
ECL (release)/charge (5)	465	14	94	5	578	465	(3)	5	15	17	89	(10)
Stage 1	(172)	(9)	(222)	6	(397)	(172)	(7)	(3)	4	(2)	(219)	2
Stage 2	440	15	182	8	645	440	4	—	7	11	182	1
Stage 3	197	8	134	(9)	330	197	—	8	4	8	126	(13)
Of which: individual	—	8	80	1	89	—	—	5	—	8	75	1
Of which: collective	197	—	54	(10)	241	197	—	3	4	—	51	(14)
Continuing operations	465	14	94	5	578	465	(3)	5	15	17	89	(10)
Discontinued operations				(6)	(6)				—			(6)
Total				(1)	572				15			(16)
Amounts written-off	188	2	122	7	319	188	2	1	2	—	121	5
Of which: individual	—	2	40	—	42	—	2	1	—	—	39	—
Of which: collective	188	—	82	7	277	188	—	—	2	—	82	5

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £91.8 billion (2023 – £103.1 billion) and debt securities of £62.4 billion (2023 – £50.1 billion).
(2)	Includes loans to customers and banks.
(3)	Includes £4 million (2023 – £9 million) related to assets classified as FVOCI and £0.1 billion (2023 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.
(5)	Includes a £12 million release (2023 – £16 million releasee) related to other financial assets, of which £4 million release (2023 – £6 million charge) related to assets classified as FVOCI and includes a £5 million release (2023 – £9 million release) related to contingent liabilities.

NatWest Group Annual Report on Form 20-F 2024	70

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

–	Retail Banking – Loans to customers increased during the year as a result of continued growth in mortgages, including the Metro Bank portfolio acquisition and credit card lending. Arrears balances increased during 2024, however, this was in line with expectations and wider-industry trends following periods of balance growth and normalisation since COVID-19. Arrears inflow rates remained stable. The reduction in good book ECL coverage in 2024 was primarily driven by unsecured PD modelling updates, alongside reductions in economic uncertainty post model adjustments and stable underlying portfolio performance. Post model adjustments to capture increased affordability pressures on customers due to high inflation and interest rates decreased during the year reflecting a revision of the assessment approach, supported by back-testing of default outcomes. Underpinned by good book ECL coverage dynamics, total ECL coverage decreased during the year and was further amplified by 2024 debt sale activity on unsecured portfolios. Flow rates into Stage 3 reduced during H1 2024 and remained consistent across H2 2024.
–	Commercial & Institutional – Increased lending during 2024 was driven by corporate and non-bank financial institutions sectors, aligned to customer strategy. Sector appetite continues to be reviewed regularly. Portfolio performance remained stable with a small reduction in total ECL. Stage 1 and Stage 2 ECL and coverage decreased due to reductions in post model adjustments, net improvements in economic scenarios and weightings along with stable portfolio performance. Stage 3 ECL increased due to a small number of large counterparties, but the total number of individual defaults remained low.

Sector analysis – portfolio summary (audited)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-personal
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and Other (2)	FI	Sovereign	Total	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- UK	209,846	6,930	9,749	226,525	97,409	43,412	562	141,383	367,908
- Other Europe	—	—	—	—	6,311	14,747	766	21,824	21,824
- RoW	—	—	—	—	8,014	12,162	317	20,493	20,493
Loans by stage	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Stage 1	186,250	4,801	7,267	198,318	94,991	69,021	1,491	165,503	363,821
- Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Stage 3	2,535	176	860	3,571	2,279	59	21	2,359	5,930
- Of which: individual	141	—	26	167	1,046	51	21	1,118	1,285
- Of which: collective	2,394	176	834	3,404	1,233	8	—	1,241	4,645
Loans - past due analysis (2)	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Not past due	206,739	6,721	8,865	222,325	107,855	70,055	1,627	179,537	401,862
- Past due 1-30 days	1,404	50	70	1,524	2,530	211	—	2,741	4,265
- Past due 31-90 days	580	51	99	730	398	2	18	418	1,148
- Past due 91-180 days	408	41	96	545	139	49	—	188	733
- Past due >180 days	715	67	619	1,401	812	4	—	816	2,217
Loans - Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Not past due	19,939	1,889	1,521	23,349	13,485	1,228	133	14,846	38,195
- Past due 1-30 days	853	31	37	921	640	11	—	651	1,572
- Past due 31-90 days	269	33	64	366	339	2	—	341	707
Weighted average life (4)
- ECL measurement (years)	8	4	6	6	6	2	1	6	6
Weighted average 12 months PDs (4)
- IFRS 9 (%)	0.51	3.23	4.59	0.76	1.24	0.16	5.51	0.86	0.80
- Basel (%)	0.68	3.65	3.18	0.87	1.11	0.15	4.16	0.76	0.82
ECL provisions by geography	462	381	969	1,812	1,504	90	19	1,613	3,425
- UK	462	381	969	1,812	1,335	37	12	1,384	3,196
- Other Europe	—	—	—	—	109	9	—	118	118
- RoW	—	—	—	—	60	44	7	111	111

For the notes to this table refer to page 74.

NatWest Group Annual Report on Form 20-F 2024	71

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited) continued

	Personal				Non-personal
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and Other (2)	FI	Sovereign	Total	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	462	381	969	1,812	1,504	90	19	1,613	3,425
- Stage 1	77	77	130	284	264	38	12	314	598
- Stage 2	60	186	183	429	344	12	2	358	787
- Stage 3	325	118	656	1,099	896	40	5	941	2,040
- Of which: individual	11	—	17	28	382	36	5	423	451
- Of which: collective	314	118	639	1,071	514	4	—	518	1,589
ECL provisions coverage (%)	0.22	5.50	9.94	0.80	1.35	0.13	1.16	0.88	0.83
- Stage 1 (%)	0.04	1.60	1.79	0.14	0.28	0.06	0.80	0.19	0.16
- Stage 2 (%)	0.28	9.52	11.28	1.74	2.38	0.97	1.50	2.26	1.94
- Stage 3 (%)	12.82	67.05	76.28	30.78	39.32	67.80	23.81	39.89	34.40
ECL (release)/charge	8	115	161	284	55	19	1	75	359
- UK	8	115	161	284	43	1	—	44	328
- Other Europe	—	—	—	—	17	(7)	—	10	10
- RoW	—	—	—	—	(5)	25	1	21	21
Amounts written-off	18	102	313	433	221	—	—	221	654
Loans by residual maturity	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- <1 year	3,367	3,903	3,186	10,456	34,929	54,971	822	90,722	101,178
- 1-5 year	11,651	3,027	5,551	20,229	48,075	10,967	488	59,530	79,759
- > 5 < 15 year	45,454	—	1,006	46,460	20,623	4,270	298	25,191	71,651
- > 15 year	149,374	—	6	149,380	8,107	113	37	8,257	157,637
Other financial assets by asset quality (3)	—	—	—	—	3,644	31,102	119,502	154,248	154,248
- AQ1-AQ4	—	—	—	—	3,639	30,743	119,502	153,884	153,884
- AQ5-AQ8	—	—	—	—	5	359	—	364	364
Off-balance sheet	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- Loan commitments	13,806	20,135	7,906	41,847	72,940	20,341	239	93,520	135,367
- Financial guarantees	—	—	41	41	3,024	1,584	—	4,608	4,649
Off-balance sheet by asset quality (3)	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- AQ1-AQ4	12,951	510	6,568	20,029	47,896	20,063	155	68,114	88,143
- AQ5-AQ8	839	19,276	1,336	21,451	27,657	1,813	21	29,491	50,942
- AQ9	1	12	17	30	19	—	63	82	112
- AQ10	15	337	26	378	392	49	—	441	819

For the notes to this table refer to page 74.

NatWest Group Annual Report on Form 20-F 2024	72

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited) continued

	Personal				Non-personal
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and Other (2)	FI	Sovereign	Total	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- UK	208,275	5,893	9,592	223,760	95,736	39,906	2,016	137,658	361,418
- Other Europe	—	11	3	14	6,368	8,144	399	14,911	14,925
- RoW	—	—	—	—	6,442	9,037	218	15,697	15,697
Loans by stage	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- Stage 1	188,140	3,742	6,983	198,865	91,006	56,105	2,610	149,721	348,586
- Stage 2	17,854	2,022	1,633	21,509	15,415	966	1	16,382	37,891
- Stage 3	2,281	140	979	3,400	2,125	16	22	2,163	5,563
- Of which: individual	122	—	20	142	865	2	22	889	1,031
- Of which: collective	2,159	140	959	3,258	1,260	14	—	1,274	4,532
Loans - past due analysis (2)	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- Not past due	205,405	5,743	8,578	219,726	104,316	56,735	2,633	163,684	383,410
- Past due 1-30 days	1,178	41	71	1,290	2,713	332	—	3,045	4,335
- Past due 31-90 days	518	38	112	668	616	12	—	628	1,296
- Past due 91-180 days	445	32	103	580	113	2	—	115	695
- Past due >180 days	729	50	731	1,510	788	6	—	794	2,304
Loans - Stage 2	17,854	2,022	1,633	21,509	15,415	966	1	16,382	37,891
- Not past due	16,803	1,971	1,529	20,303	14,358	932	1	15,291	35,594
- Past due 1-30 days	765	27	40	832	616	24	—	640	1,472
- Past due 31-90 days	286	24	64	374	441	10	—	451	825
Weighted average life (4)
- ECL measurement (years)	9	3	6	6	6	2	—	6	6
Weighted average 12 months PDs (4)
- IFRS 9 (%)	0.50	3.45	5.29	0.75	1.55	0.19	0.37	1.07	0.89
- Basel (%)	0.67	3.37	3.15	0.84	1.16	0.17	0.37	0.81	0.83
ECL provisions by geography	420	376	1,168	1,964	1,599	66	16	1,681	3,645
- UK	420	365	1,163	1,948	1,383	38	13	1,434	3,382
- Other Europe	—	11	5	16	159	13	—	172	188
- RoW	—	—	—	—	57	15	3	75	75

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2024	73

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited) continued

	Personal				Non-personal
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and Other (2)	FI	Sovereign	Total	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	420	376	1,168	1,964	1,599	66	16	1,681	3,645
- Stage 1	88	76	152	316	336	44	13	393	709
- Stage 2	61	207	238	506	454	15	1	470	976
- Stage 3	271	93	778	1,142	809	7	2	818	1,960
- Of which: individual	12	—	14	26	302	2	2	306	332
- Of which: collective	259	93	764	1,116	507	5	—	512	1,628
ECL provisions coverage (%)	0.20	6.37	12.17	0.88	1.47	0.12	0.61	1.00	0.93
- Stage 1 (%)	0.05	2.03	2.18	0.16	0.37	0.08	0.50	0.26	0.20
- Stage 2 (%)	0.34	10.24	14.57	2.35	2.95	1.55	100.00	2.87	2.58
- Stage 3 (%)	11.88	66.43	79.47	33.59	38.07	43.75	9.09	37.82	35.23
ECL (release)/charge	35	193	254	482	92	6	(2)	96	578
- UK	35	184	249	468	103	(4)	(2)	97	565
- Other Europe	—	9	5	14	39	12	—	51	65
- RoW	—	—	—	—	(50)	(2)	—	(52)	(52)
Amounts written-off	32	70	91	193	125	1	—	126	319
Loans by residual maturity	208,275	5,904	9,595	223,774	108,546	57,087	2,633	168,266	392,040
- <1 year	3,375	3,398	3,169	9,942	31,008	43,497	489	74,994	84,936
- 1-5 year	9,508	2,506	5,431	17,445	49,789	11,616	1,872	63,277	80,722
- > 5 < 15 year	46,453	—	993	47,446	19,868	1,939	199	22,006	69,452
- > 15 year	148,939	—	2	148,941	7,881	35	73	7,989	156,930
Other financial assets by asset quality (3)	—	—	—	—	2,690	26,816	123,683	153,189	153,189
- AQ1-AQ4	—	—	—	—	2,690	26,084	123,683	152,457	152,457
- AQ5-AQ8	—	—	—	—	—	732	—	732	732
Off-balance sheet	9,843	17,284	8,462	35,589	73,921	22,221	227	96,369	131,958
- Loan commitments	9,843	17,284	8,417	35,544	70,942	20,765	227	91,934	127,478
- Financial guarantees	—	—	45	45	2,979	1,456	—	4,435	4,480
Off-balance sheet by asset quality (3)	9,843	17,284	8,462	35,589	73,921	22,221	227	96,369	131,958
- AQ1-AQ4	9,099	448	7,271	16,818	47,296	20,644	165	68,105	84,923
- AQ5-AQ8	721	16,518	1,162	18,401	26,296	1,574	45	27,915	46,316
- AQ9	7	6	4	17	15	—	—	15	32
- AQ10	16	312	25	353	314	3	17	334	687

(1)	Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, reflecting the country of lending origination and includes crown dependencies.
(2)	Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.
(3)	AQ bandings are based on Basel PDs and mapping is as follows:

NatWest Group Annual Report on Form 20-F 2024	74

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited) continued

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

£0.3 billion (2023 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

(4)	Not within the scope of the independent auditors’ report.

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,318	24,636	3,571	226,525	41,847	41	284	429	1,099	1,812
Mortgages	186,250	21,061	2,535	209,846	13,806	—	77	60	325	462
Credit cards	4,801	1,953	176	6,930	20,135	—	77	186	118	381
Other personal	7,267	1,622	860	9,749	7,906	41	130	183	656	969
Non-personal	165,503	15,838	2,359	183,700	93,520	4,608	314	358	941	1,613
Financial institutions (1)	69,021	1,241	59	70,321	20,341	1,584	38	12	40	90
Sovereigns	1,491	133	21	1,645	239	—	12	2	5	19
Corporate and other (2)	94,991	14,464	2,279	111,734	72,940	3,024	264	344	896	1,504
Of which:
Commercial real estate	16,191	1,517	433	18,141	6,661	143	70	30	146	246
Consumer industries	13,312	3,015	444	16,771	10,706	595	45	90	188	323
Mobility and logistics	13,363	2,384	148	15,895	9,367	595	26	35	67	128
Total	363,821	40,474	5,930	410,225	135,367	4,649	598	787	2,040	3,425

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,865	21,509	3,400	223,774	35,544	45	316	506	1,142	1,964
Mortgages	188,140	17,854	2,281	208,275	9,843	—	88	61	271	420
Credit cards	3,742	2,022	140	5,904	17,284	—	76	207	93	376
Other personal	6,983	1,633	979	9,595	8,417	45	152	238	778	1,168
Non-personal	149,721	16,382	2,163	168,266	91,934	4,435	393	470	818	1,681
Financial institutions (1)	56,105	966	16	57,087	20,765	1,456	44	15	7	66
Sovereigns	2,610	1	22	2,633	227	—	13	1	2	16
Corporate and other (2)	91,006	15,415	2,125	108,546	70,942	2,979	336	454	809	1,599
Of which:
Commercial real estate	14,998	2,040	374	17,412	7,155	106	86	58	112	256
Consumer industries	12,586	4,050	541	17,177	10,209	649	61	119	222	402
Mobility and logistics	13,186	2,074	143	15,403	8,728	496	33	39	48	120
Total	348,586	37,891	5,563	392,040	127,478	4,480	709	976	1,960	3,645

(1)	Includes transactions, such as securitisations, where the underlying assets may be in other sectors.
(2)	Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.

NatWest Group Annual Report on Form 20-F 2024	75

Credit risk – Banking activities continued

Non-personal forbearance (audited)

The table below shows Non-personal forbearance, Heightened Monitoring and Risk of Credit Loss by sector. The table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

	Corporate and Other	Financial institution	Sovereign	Total
2024	£m	£m	£m	£m
Forbearance (flow)	3,359	119	18	3,496
Forbearance (stock)	4,556	106	18	4,680
Heightened Monitoring and Risk of Credit Loss	5,931	150	1	6,082

2023
Forbearance (flow)	3,484	56	22	3,562
Forbearance (stock)	4,823	70	22	4,915
Heightened Monitoring and Risk of Credit Loss	5,208	276	—	5,484

Sector analysis – portfolio summary (audited)

–	Loans by geography and sector – In line with NatWest Group’s strategic focus, exposures continued to be mainly in the UK.
–	Loans by stage – The increase in Stage 1 reflected the growth in Non-Personal lending, alongside continued growth in Personal unsecured portfolios. There was an increase in Stage 2 balances in 2024, driven by mortgages, but noting that there was a significant proportion of mortgage cases in Stage 2, due to PD persistence only. The modest increase in Stage 3 balance was mainly due to a small number of large corporate customers, with Personal lending increases largely mitigated by debt sale activity on unsecured assets.
–	Loans – Past due analysis – Within the Personal portfolio, arrears balances increased during 2024, however, this was in line with expectations following periods of balance growth and normalisation since COVID-19. Arrears inflow rates remained stable. In Non-Personal, past due composition was stable.
–	Weighted average 12 months PDs – Both IFRS 9 and Basel PDs remained broadly stable during the year. In the Personal portfolios, there was a notable reduction in unsecured IFRS 9 PDs due to modelling updates. In Non-Personal, some reductions were observed in IFRS 9 PDs in the corporate portfolios due to economic and portfolio improvements. PDs in sovereigns increased significantly due to new lending but all new lending is fully backed by government guarantees.
–	ECL provisions by stage and ECL provisions coverage – Overall provisions coverage reduced since 31 December 2023. In the performing book, this was mainly a result of stable portfolio performance, reduced economic uncertainty post model adjustments and PD reductions across a number of portfolios, primarily relating to modelling updates in Personal. Furthermore, Stage 3 and total book coverage reduced, supported by the 2024 debt sale activity on Personal unsecured portfolios.
–	ECL charge – The full year impairment charge for 2024 of £359 million primarily reflected stable default performance, alongside reduced PD levels and impairment releases driven by the reduction in economic uncertainty post model adjustments.
–	Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Non-Personal, most loans mature in less than five years.
–	Other financial assets by asset quality – Consisting almost entirely of balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
–	Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. In Non-Personal, off-balance sheet exposures increased moderately driven by loan commitments. Asset quality was mainly in the AQ1-AQ8 bandings.
–	Non-Personal problem debt – There was an increase in exposures during 2024 driven by corporate sectors, although volumes were flat. The framework is closely monitored, and there were no material thematic concerns.
–	Non-Personal forbearance – Forbearance was lower at the end of 2024, compared to 2023, reflecting stable portfolio performance.

NatWest Group Annual Report on Form 20-F 2024	76

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM).

	Gross	Maximum credit risk			CREM by type			CREM coverage		Exposure post CREM
	exposure	ECL	Total	Stage 3	Financial (1)	Property	Other (2)	Total	Stage 3	Total	Stage 3
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	91.8	—	91.8	—	—	—	—	—	—	91.8	—
Loans - amortised cost (3)	410.2	3.3	406.9	3.9	46.3	253.0	25.5	324.8	3.4	82.1	0.5
Personal (4)	226.5	1.8	224.7	2.5	0.8	209.1	—	209.9	2.2	14.8	0.3
Non-personal (5)	183.7	1.5	182.2	1.4	45.5	43.9	25.5	114.9	1.2	67.3	0.2
Debt securities	62.5	—	62.5	—	0.1	—	—	0.1	—	62.4	—
Total financial assets	564.5	3.3	561.2	3.9	46.4	253.0	25.5	324.9	3.4	236.3	0.5
Contingent liabilities and commitments
Personal (6,7)	41.9	—	41.9	0.4	1.1	3.7	—	4.8	—	37.1	0.4
Non-personal	98.1	0.1	98.0	0.4	3.1	8.2	5.1	16.4	0.1	81.6	0.3
Total off-balance sheet	140.0	0.1	139.9	0.8	4.2	11.9	5.1	21.2	0.1	118.7	0.7
Total exposure	704.5	3.4	701.1	4.7	50.6	264.9	30.6	346.1	3.5	355.0	1.2

2023
Financial assets
Cash and balances at central banks	103.1	—	103.1	—	—	—	—	—	—	103.1	—
Loans - amortised cost (3)	392.0	3.5	388.5	3.5	37.4	248.2	21.8	307.4	3.1	81.1	0.4
Personal (4)	223.7	1.9	221.8	2.2	0.9	207.5	—	208.4	2.0	13.4	0.2
Non-personal (5)	168.3	1.6	166.7	1.3	36.5	40.7	21.8	99.0	1.1	67.7	0.2
Debt securities	50.1	—	50.1	—	—	—	—	—	—	50.1	—
Total financial assets	545.2	3.5	541.7	3.5	37.4	248.2	21.8	307.4	3.1	234.3	0.4
Contingent liabilities and commitments
Personal (6,7)	35.6	—	35.6	0.3	1.0	4.0	—	5.0	—	30.6	0.3
Non-personal	96.4	0.1	96.3	0.4	2.6	7.1	4.1	13.8	0.1	82.5	0.3
Total off-balance sheet	132.0	0.1	131.9	0.7	3.6	11.1	4.1	18.8	0.1	113.1	0.6
Total exposure	677.2	3.6	673.6	4.2	41.0	259.3	25.9	326.2	3.2	347.4	1.0

(1)	Includes cash and securities collateral.
(2)	Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty. Any additional credit risk mitigation from a synthetic securitization is not included in the table above.
(3)	NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.
(4)	Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through ongoing engagement with customers.
(5)	Stage 3 exposures post credit risk enhancement and mitigation in Non-personal mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.
(6)	£0.3 billion (2023 – £0.3 billion) Personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited.
(7)	The Personal gross exposure value includes £10.1 billion (2023 – £5.9 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower’s property.

NatWest Group Annual Report on Form 20-F 2024	77

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	2024
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m
Mortgages	194,865	12,826	2,161	—	209,852
Of which:
Owner occupied	176,137	11,348	1,457	—	188,942
Buy-to-let	18,728	1,478	704	—	20,910
Interest only	22,186	11,276	437	—	33,899
Mixed (1)	10,384	40	8	—	10,432
ECL provisions (2)	440	12	10	—	462
Other personal lending (3)	15,045	1,301	242	—	16,588
ECL provisions (2)	1,330	12	3	—	1,345
Total personal lending	209,910	14,127	2,403	—	226,440
Mortgage LTV ratios
- Owner occupied	56%	59%	56%	—	56%
- Stage 1	56%	59%	55%	—	56%
- Stage 2	55%	61%	56%	—	55%
- Stage 3	50%	64%	74%	—	51%
- Buy-to-let	53%	60%	52%	—	53%
- Stage 1	54%	60%	51%	—	54%
- Stage 2	52%	57%	55%	—	52%
- Stage 3	52%	56%	59%	—	53%
Gross new mortgage lending	26,440	1,395	257	—	28,092
Of which:
Owner occupied	25,300	1,266	183	—	26,749
-LTV> 90%	888	—	—	—	888
Weighted average LTV (4)	70%	63%	71%	—	70%
Buy-to-let	1,140	129	74	—	1,343
Weighted average LTV (4)	61%	62%	56%	—	61%
Interest only	1,575	1,238	42	—	2,855
Mixed (1)	1,150	—	1	—	1,151
Mortgage forbearance
Forbearance flow (5)	473	8	6	—	487
Forbearance stock	1,680	20	15	—	1,715
Current	1,214	9	10	—	1,233
1-3 months in arrears	146	9	—	—	155
>3 months in arrears	320	2	5	—	327

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2024	78

Credit risk – Banking activities continued

Personal portfolio (audited) continued

	2023
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m
Mortgages	192,915	13,222	2,200	—	208,337
Of which:
Owner occupied	174,167	11,629	1,464	—	187,260
Buy-to-let	18,748	1,593	736	—	21,077
Interest only	25,805	11,631	461	—	37,897
Mixed (1)	10,068	25	10	—	10,103
ECL provisions (2)	397	12	6	—	415
Other personal lending (3)	13,758	1,395	222	13	15,388
ECL provisions (2)	1,508	12	2	16	1,538
Total personal lending	206,673	14,617	2,422	13	223,725
Mortgage LTV ratios
- Owner occupied	55%	59%	56%	—	55%
- Stage 1	55%	59%	54%	—	55%
- Stage 2	54%	63%	54%	—	54%
- Stage 3	48%	61%	72%	—	49%
- Buy-to-let	52%	59%	52%	—	53%
- Stage 1	52%	60%	52%	—	53%
- Stage 2	50%	57%	49%	—	50%
- Stage 3	50%	53%	58%	—	51%
Gross new mortgage lending	29,664	1,400	180	—	31,244
Of which:
Owner occupied	27,718	1,267	136	—	29,121
- LTV > 90%	1,173	—	—	—	1,173
Weighted average LTV (4)	70%	63%	69%	—	70%
Buy-to-let	1,946	133	44	—	2,123
Weighted average LTV (4)	58%	65%	52%	—	58%
Interest only	2,680	1,224	23	—	3,927
Mixed (1)	1,568	2	—	—	1,570
Mortgage forbearance
Forbearance flow (5)	569	22	9	—	600
Forbearance stock	1,416	28	15	—	1,459
Current	950	10	6	—	966
1-3 months in arrears	116	2	2	—	120
>3 months in arrears	350	16	7	—	373

(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3)	Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)	New mortgage lending LTV reflects the LTV at the time of lending.
(5)	Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

NatWest Group Annual Report on Form 20-F 2024	79

Credit risk – Banking activities continued

Personal portfolio (audited) continued

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.

	Mortgages				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	64,040	8,344	1,159	73,543	21	16	153	190	—	0.2	13.2	0.3
>50% and ≤70%	61,739	7,741	855	70,335	29	23	104	156	—	0.3	12.2	0.2
>70% and ≤80%	25,022	2,361	173	27,556	13	9	22	44	0.1	0.4	12.7	0.2
>80% and ≤90%	16,718	1,769	85	18,572	9	9	13	31	0.1	0.5	15.3	0.2
>90% and ≤100%	4,076	512	26	4,614	2	3	5	10	—	0.6	19.2	0.2
>100%	14	4	13	31	—	—	6	6	—	—	46.2	19.4
Total with LTVs	171,609	20,731	2,311	194,651	74	60	303	437	—	0.3	13.1	0.2
Other	212	1	1	214	2	—	1	3	0.9	—	100.0	1.4
Total	171,821	20,732	2,312	194,865	76	60	304	440	—	0.3	13.1	0.2

2023
≤50%	68,092	7,447	1,145	76,684	27	18	134	179	—	0.2	11.7	0.2
>50% and ≤70%	65,777	7,011	767	73,555	35	26	85	146	0.1	0.4	11.1	0.2
>70% and ≤80%	22,537	1,633	113	24,283	13	7	15	35	0.1	0.4	13.3	0.1
>80% and ≤90%	13,583	1,143	47	14,773	9	6	7	22	0.1	0.5	14.9	0.1
>90% and ≤100%	3,008	370	14	3,392	2	3	3	8	0.1	0.8	21.4	0.2
>100%	22	6	11	39	—	—	5	5	—	—	45.5	12.8
Total with LTVs	173,019	17,610	2,097	192,726	86	60	249	395	0.1	0.3	11.9	0.2
Other	186	1	2	189	1	—	1	2	0.5	—	50.0	1.1
Total	173,205	17,611	2,099	192,915	87	60	250	397	0.1	0.3	11.9	0.2

–	Mortgage balances increased during 2024 as a result of the Metro Bank mortgage portfolio acquisition. Unsecured lending grew overall, driven by growth in credit cards, prime quality whole of market lending and balance transfer segments.
–	The proportion of overall interest-only mortgage balances decreased in 2024. Higher levels of interest-only at the 2023 year end were driven by the implementation of the Mortgage Charter. However, applications for Mortgage Charter support decreased during 2024 and customers have rolled-off from interest-only periods.
–	Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.
–	Consistent with lower mortgage inflows to collections in 2024, the flow of forbearance reduced compared to the prior year.

NatWest Group Annual Report on Form 20-F 2024	80

Credit risk – Banking activities continued

Personal portfolio (audited) continued

Mortgage LTV distribution by region

The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region.

										Flood risk (1,2)
						Weighted				% of regional	% of regional	Lending at high/
	≤50%	50%≤80%	80%≤100%	>100%	Total	average LTV	Other	Total	Total	lending at high	lending at very	very high risk (3)
2024	£m	£m	£m	£m	£m	%	£m	£m	%	risk (>60)	high risk (>80)%
South East	13,622	19,007	4,506	1	37,136	56	3	37,139	19	3.6	1.2	4.8
Greater London	13,951	18,537	3,391	2	35,881	55	3	35,884	18	4.8	0.9	5.7
East of England	7,776	11,730	3,211	2	22,719	58	1	22,720	12	2.9	1.4	4.3
North West	7,507	8,305	1,878	2	17,692	54	1	17,693	9	2.9	1.9	4.8
South West	6,577	8,455	2,055	1	17,088	56	1	17,089	9	2.6	1.0	3.6
West Midlands	5,379	6,970	1,683	1	14,033	56	1	14,034	7	1.8	0.6	2.4
Scotland	4,860	5,766	1,591	1	12,218	55	1	12,219	6	2.4	1.2	3.6
Rest of the UK	13,871	19,121	4,871	21	37,884	57	203	38,087	20	2.4	2.5	4.9
Total	73,543	97,891	23,186	31	194,651	56	214	194,865	100	3.1	1.4	4.5

2023
South East	14,645	18,510	3,107	1	36,263	54	2	36,265	19	3.8	1.2	5.0
Greater London	14,689	18,044	2,366	1	35,100	53	3	35,103	18	5.2	0.9	6.1
East of England	8,576	11,810	2,208	—	22,594	55	2	22,596	12	3.1	1.4	4.5
North West	7,314	8,629	1,881	2	17,826	54	2	17,828	9	3.0	1.9	4.9
South West	7,308	8,296	1,379	1	16,984	53	1	16,985	9	2.7	1.0	3.7
West Midlands	5,391	7,072	1,404	1	13,868	55	1	13,869	7	1.9	0.6	2.5
Scotland	5,051	5,938	1,445	1	12,435	54	2	12,437	6	2.9	1.4	4.2
Rest of the UK	13,711	19,540	4,374	32	37,657	56	175	37,832	20	2.7	1.8	4.5
Total	76,685	97,839	18,164	39	192,727	54	188	192,915	100	3.4	1.3	4.7

(1)	Not within the scope of the independent auditors’ report.
(2)	As at 31 December 2024, £12.6 billion, 98.0%, of the private banking mortgage portfolio had flood risk data available (2023 – £13.0 billion, 98.1%). Of which, 5.4% were rated as high flood risk and 1.0% as very high flood risk (2023 – 5.74% high flood risk and 1.1% very high flood risk). 63% of the exposure is in the Greater London region.
(3)	Flood risk is modelled by calculating an estimated loss for each flood source different types of flooding (fluvial, pluvial, tidal), annualised for each source and combined for a total flood score. Flood defences were considered where available. Flood scores were allocated per property based on the potential annualised loss (£) to a property dependent on the type, frequency and depth of flooding modelled across different return periods. The scoring ranged from 0 to 100, with 0 being lowest and 100 being the highest risk. A score of 61 and above was considered to be high risk and properties with a score of 81 and above were considered to be very high risk after flood mitigants were taken-into-account.

NatWest Group Annual Report on Form 20-F 2024	81

Credit risk – Banking activities continued

Personal portfolio (audited) continued

Retail Banking fixed rate mortgages by roll-off date (1)

The table below shows gross fixed rate mortgage lending for Retail Banking, by roll-off date.

	2024				2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail Banking mortgages - gross exposure (2)	£m	£m	£m	£m	£m	£m	£m	£m
Fixed rate roll-off
<=1 year	34,989	4,309	336	39,634	30,867	3,670	295	34,832
>1<= 2 years	44,146	5,080	418	49,644	39,013	3,513	290	42,816
>2 years	78,629	8,667	693	87,989	87,402	7,461	590	95,453
Total	157,764	18,056	1,447	177,267	157,282	14,644	1,175	173,101

(1)	Not within the scope of the independent auditors’ report.
(2)	Excluding the Metro Bank portfolio acquired during 2024.

Retail Banking mortgages by Energy Performance Certificate (EPC) rating (1)

The table below shows the energy efficiency of Retail Banking residential mortgages.

	2024			2023
	Owner occupied	Buy-to-let	Total	Owner occupied	Buy-to-let	Total
EPC rating	£m	£m	£m	£m	£m	£m
A	788	18	806	547	13	560
B	21,923	1,480	23,403	21,566	1,458	23,024
C	31,353	5,876	37,229	29,764	5,712	35,476
D	45,455	5,748	51,203	46,924	6,056	52,980
E	14,455	1,369	15,824	16,027	1,557	17,584
F	3,026	55	3,081	3,360	62	3,422
G	695	13	708	736	16	752
Unclassified	58,442	4,169	62,611	55,243	3,874	59,117
Total	176,137	18,728	194,865	174,167	18,748	192,915

(1)Not within the scope of the independent auditors’ report.
(2)As at 31 December 2024, £139.1 billion, 66.3%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (2023 – £140.8 billion, 67.6%). Of which, 46.3% were rated as EPC A to C (2023 – 44.1%).

NatWest Group Annual Report on Form 20-F 2024	82

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below shows CRE gross loans and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,334	380	48	7,762	28	6	7	41	0.4	1.6	14.6	0.5
>50% and ≤70%	4,413	367	87	4,867	22	10	17	49	0.5	2.7	19.5	1.0
>70% and ≤100%	312	83	79	474	2	4	21	27	0.6	4.8	26.6	5.7
>100%	139	8	119	266	1	—	56	57	0.7	—	47.1	21.4
Total with LTVs	12,198	838	333	13,369	53	20	101	174	0.4	2.4	30.3	1.3
Total portfolio average LTV	46%	51%	102%	48%
Other Investment (1)	2,132	348	41	2,521	6	6	15	27	0.3	1.7	36.6	1.1
Investment	14,330	1,186	374	15,890	59	26	116	201	0.4	2.2	31.0	1.3
Development and other (2)	1,861	331	59	2,251	11	4	30	45	0.6	1.2	50.8	2.0
Total	16,191	1,517	433	18,141	70	30	146	246	0.4	2.0	33.7	1.4

2023
≤50%	7,173	664	61	7,898	38	15	9	62	0.5	2.3	14.8	0.8
>50% and ≤70%	3,165	619	94	3,878	22	21	18	61	0.7	3.4	19.1	1.6
>70% and ≤100%	319	112	84	515	3	6	21	30	0.9	5.4	25.0	5.8
>100%	241	6	26	273	1	1	16	18	0.4	16.7	61.5	6.6
Total with LTVs	10,898	1,401	265	12,564	64	43	64	171	0.6	3.1	24.2	1.4
Total portfolio average LTV	47%	51%	72%	48%
Other Investment (1)	2,189	390	45	2,624	10	7	19	36	0.5	1.8	42.2	1.4
Investment	13,087	1,791	310	15,188	74	50	83	207	0.6	2.8	26.8	1.4
Development and other (2)	1,911	249	64	2,224	12	8	29	49	0.6	3.2	45.3	2.2
Total	14,998	2,040	374	17,412	86	58	112	256	0.6	2.8	29.9	1.5

(1)	Relates mainly to business banking and unsecured corporate lending.
(2)	Relates to the development of commercial and residential properties, along with CRE activities that are not strictly investment or development. LTV is not a meaningful measure for this type of lending activity.

–	The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group. Lending appetite is subject to regular review.
–	While the real estate investment market was subdued through much of 2024, the portfolio remained resilient and there was moderate growth.
–	Credit quality remained stable with very limited instances of specific cases deteriorating. Challenges persist in parts of the office sub-sector, but NatWest Group remains comfortable with exposures held in this sub-sector, representing approximately 16% of the overall CRE book.

NatWest Group Annual Report on Form 20-F 2024	83

Credit risk – Banking activities continued

Flow statements (audited)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

–	Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
–	Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
–	Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
–	Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
–	Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
–	There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
–	The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
–	All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	504,345	709	40,294	976	5,621	1,960	550,260	3,645
Currency translation and other adjustments	(1,354)	—	(40)	(1)	158	204	(1,236)	203
Transfers from Stage 1 to Stage 2	(40,745)	(231)	40,745	231	—	—	—	—
Transfers from Stage 2 to Stage 1	27,808	552	(27,808)	(552)	—	—	—	—
Transfers to Stage 3	(247)	(5)	(3,489)	(269)	3,736	274	—	—
Transfers from Stage 3	296	19	761	37	(1,057)	(56)	—	—
Net re-measurement of ECL on stage transfer		(390)		657		344		611
Changes in risk parameters		(206)		(114)		302		(18)
Other changes in net exposure	25,749	155	(8,288)	(174)	(1,891)	(176)	15,570	(195)
Other (P&L only items)		3		(9)		(33)		(39)
Income statement (releases)/charges		(438)		360		437		359
Transfers to disposal groups and fair value	(296)	(5)	(9)	(3)	(13)	(10)	(318)	(18)
Amounts written-off	—	—	(1)	(1)	(653)	(653)	(654)	(654)
Unwinding of discount		—		—		(149)		(149)
At 31 December 2024	515,556	598	42,165	787	5,901	2,040	563,622	3,425
Net carrying amount	514,958		41,378		3,861		560,197
At 1 January 2023	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
2023 movements	(3,194)	77	(8,188)	(67)	390	201	(10,992)	211
At 31 December 2023	504,345	709	40,294	976	5,621	1,960	550,260	3,645
Net carrying amount	503,636		39,318		3,661		546,615

NatWest Group Annual Report on Form 20-F 2024	84

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	174,038	87	17,827	60	2,068	250	193,933	397
Currency translation and other adjustments	—	(1)	—	1	109	110	109	110
Transfers from Stage 1 to Stage 2	(19,074)	(20)	19,074	20	—	—	—	—
Transfers from Stage 2 to Stage 1	12,454	24	(12,454)	(24)	—	—	—	—
Transfers to Stage 3	(52)	—	(1,079)	(8)	1,131	8	—	—
Transfers from Stage 3	48	1	392	7	(440)	(8)	—	—
Net re-measurement of ECL on stage transfer		(13)		26		6		19
Changes in risk parameters		3		(15)		96		84
Other changes in net exposure	3,919	(5)	(2,768)	(7)	(550)	(75)	601	(87)
Other (P&L only items)		—		(1)		(10)		(11)
Income statement (releases)/charges		(15)		3		17		5
Amounts written-off	—	—	—	—	(15)	(15)	(15)	(15)
Unwinding of discount		—		—		(67)		(67)
At 31 December 2024	171,333	76	20,992	60	2,303	305	194,628	441
Net carrying amount	171,257		20,932		1,998		194,187
At 1 January 2023	165,264	79	18,831	61	1,762	215	185,857	355
2023 movements	8,774	8	(1,004)	(1)	306	35	8,076	42
At 31 December 2023	174,038	87	17,827	60	2,068	250	193,933	397
Net carrying amount	173,951		17,767		1,818		193,536

–	ECL coverage for mortgages remained stable overall during 2024, with growth in Stage 3 ECL partly offset by a reduction in good book ECL, primarily driven by the reduction in economic uncertainty post model adjustment levels. PDs remained broadly flat with the effect of the modest increase in arrears levels being offset by the impact of improved economics since 2023 and stable portfolio performance overall.
–	The decrease in Stage 1 ECL was also driven by the cost of living post model adjustment reduction. Refer to the Governance and post model adjustments section for further details.
–	The Stage 3 inflows remained broadly stable, albeit with signs of an upward drift in default rates, reflecting slightly poorer arrears performance on mortgages recently rolled-off onto higher product rates. The increase in Stage 3 ECL primarily reflected increases in ECL for post-default interest.
–	There were net flows into Stage 2 from Stage 1 in line with a modest upward trend in arrears.
–	The relatively small ECL cost for net re-measurement on transfer into Stage 3 included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.
–	Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

NatWest Group Annual Report on Form 20-F 2024	85

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	3,475	70	2,046	204	146	89	5,667	363
Currency translation and other adjustments	—	(1)	—	1	4	3	4	3
Transfers from Stage 1 to Stage 2	(1,895)	(42)	1,895	42	—	—	—	—
Transfers from Stage 2 to Stage 1	1,300	94	(1,300)	(94)	—	—	—	—
Transfers to Stage 3	(24)	(1)	(158)	(58)	182	59	—	—
Transfers from Stage 3	3	1	9	3	(12)	(4)	—	—
Net re-measurement of ECL on stage transfer		(58)		167		46		155
Changes in risk parameters		(3)		(13)		37		21
Other changes in net exposure	1,664	16	(458)	(66)	(56)	(2)	1,150	(52)
Other (P&L only items)		—		—		(9)		(9)
Income statement (releases)/charges		(45)		88		72		115
Amounts written-off	—	—	—	—	(102)	(102)	(102)	(102)
Unwinding of discount		—		—		(9)		(9)
At 31 December 2024	4,523	76	2,034	186	162	117	6,719	379
Net carrying amount	4,447		1,848		45		6,340
At 1 January 2023	3,062	61	1,098	120	113	71	4,273	252
2023 movements	413	9	948	84	33	18	1,394	111
At 31 December 2023	3,475	70	2,046	204	146	89	5,667	363
Net carrying amount	3,405		1,842		57		5,304

–	Overall ECL for cards remained broadly in line with 2023, with portfolio growth mitigated by stable portfolio performance, lower PD levels and a reduction in economic uncertainty post model adjustment levels.
–	Credit card balances continued to grow during the year, in line with industry trends in the UK, reflecting strong customer demand, while sustaining robust risk appetite.
–	While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 was observed, with the typical maturation of lending after a period of strong growth in recent years. The staging ECL uplift was offset by modelling updates in PDs and LGDs.
–	Flow rates into Stage 3 showed modest improvement in 2024 in comparison to 2023, in line with broader portfolio performance.
–	Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

NatWest Group Annual Report on Form 20-F 2024	86

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	5,240	149	1,657	238	963	758	7,860	1,145
Currency translation and other adjustments	—	1	1	—	20	21	21	22
Transfers from Stage 1 to Stage 2	(2,156)	(103)	2,156	103	—	—	—	—
Transfers from Stage 2 to Stage 1	1,672	229	(1,672)	(229)	—	—	—	—
Transfers to Stage 3	(69)	(3)	(304)	(126)	373	129	—	—
Transfers from Stage 3	9	3	23	9	(32)	(12)	—	—
Net re-measurement of ECL on stage transfer		(161)		269		29		137
Changes in risk parameters		(69)		(40)		107		(2)
Other changes in net exposure	909	81	(395)	(41)	(179)	(45)	335	(5)
Other (P&L only items)		1		(1)		32		32
Income statement (releases)/charges		(148)		187		123		162
Amounts written-off	—	—	(1)	(1)	(312)	(312)	(313)	(313)
Unwinding of discount		—		—		(34)		(34)
At 31 December 2024	5,605	127	1,465	182	833	641	7,903	950
Net carrying amount	5,478		1,283		192		6,953
At 1 January 2023	4,784	111	2,028	269	779	631	7,591	1,011
2023 movements	456	38	(371)	(31)	184	127	269	134
At 31 December 2023	5,240	149	1,657	238	963	758	7,860	1,145
Net carrying amount	5,091		1,419		205		6,715

–	Total ECL decreased, mainly in Stage 3, due to the reduction of balances from debt sale activity on Personal unsecured portfolios.
–	Stable portfolio performance was observed during the year. PD modelling updates coupled with LGD modelling updates were reflected in the performing book ECL, with coverage levels showing a modest reduction since the prior period.
–	Flow rates into Stage 3 reduced for the year, in line with broader portfolio performance.
–	Unsecured retail performing balances grew steadily in 2024, largely in line with industry trends.
–	Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

NatWest Group Annual Report on Form 20-F 2024	87

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	176,302	356	17,029	447	2,161	819	195,492	1,622
Currency translation and other adjustments	(826)	—	(41)	(1)	22	65	(845)	64
Transfers from Stage 1 to Stage 2	(16,117)	(62)	16,117	62	—	—	—	—
Transfers from Stage 2 to Stage 1	11,022	190	(11,022)	(190)	—	—	—	—
Transfers to Stage 3	(90)	(1)	(1,745)	(76)	1,835	77	—	—
Transfers from Stage 3	194	14	315	17	(509)	(31)	—	—
Net re-measurement of ECL on stage transfer		(148)		184		263		299
Changes in risk parameters		(118)		(39)		61		(96)
Other changes in net exposure	13,282	58	(4,484)	(58)	(1,011)	(53)	7,787	(53)
Other (P&L only items)		3		(8)		(47)		(52)
Income statement (releases)/charges		(205)		79		224		98
Amounts written-off	—	—	—	—	(223)	(223)	(223)	(223)
Unwinding of discount		—		—		(37)		(37)
At 31 December 2024	183,767	289	16,169	346	2,275	941	202,211	1,576
Net carrying amount	183,478		15,823		1,334		200,635
At 1 January 2023	160,352	342	24,711	534	2,198	747	187,261	1,623
2023 movements	15,950	14	(7,682)	(87)	(37)	72	8,231	(1)
At 31 December 2023	176,302	356	17,029	447	2,161	819	195,492	1,622
Net carrying amount	175,946		16,582		1,342		193,870

–	The growth in exposures was mainly driven by non-bank financial institutions.
–	Stage 1 and Stage 2 ECL reduced, reflecting a combination of stable portfolio performance, reductions in post model adjustments and net improvements in economic scenarios.
–	Stage 3 ECL increased due to a small number of large counterparties, but in total, the number of individual defaults remained low. Flows into Stage 3 were consistent with 2023 and considerably below historical trends.
–	Write-offs levels continue to remain below historical trends.
–	Overall, impairment charges were low, with Stage 3 individual charges offset by performing book releases.

NatWest Group Annual Report on Form 20-F 2024	88

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	61,402	226	12,275	344	1,454	602	75,131	1,172
Currency translation and other adjustments	(127)	—	(34)	(1)	22	53	(139)	52
Inter-group transfers	98	1	38	3	3	—	139	4
Transfers from Stage 1 to Stage 2	(10,835)	(47)	10,835	47	—	—	—	—
Transfers from Stage 2 to Stage 1	7,725	144	(7,725)	(144)	—	—	—	—
Transfers to Stage 3	(77)	(1)	(1,358)	(55)	1,435	56	—	—
Transfers from Stage 3	154	11	262	12	(416)	(23)	—	—
Net re-measurement of ECL on stage transfer		(112)		138		186		212
Changes in risk parameters		(74)		(29)		51		(52)
Other changes in net exposure	4,235	27	(2,843)	(42)	(737)	(41)	655	(56)
Other (P&L only items)		3		(7)		(43)		(47)
Income statement (releases)/charges		(156)		60		153		57
Amounts written-off	—	—	—	—	(199)	(199)	(199)	(199)
Unwinding of discount		—		—		(26)		(26)
At 31 December 2024	62,575	175	11,450	273	1,562	659	75,587	1,107
Net carrying amount	62,400		11,177			903	74,480

–	There was modest exposure growth, with increased new lending largely offset by repayments.
–	Stage 1 and Stage 2 ECL reduced, reflecting a combination of stable portfolio performance, reductions in post model adjustments and net improvements in economic scenarios.
–	Stage 3 ECL increased due to charges on a small number of large counterparties, partially offset by write-offs.
–	Overall, impairment charges were low, with Stage 3 individual charges offset by performing book releases.

NatWest Group Annual Report on Form 20-F 2024	89

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	26,040	94	3,155	89	606	195	29,801	378
Currency translation and other adjustments	(10)	1	(3)	—	1	5	(12)	6
Inter-group transfers	(45)	(1)	(43)	(2)	(3)	—	(91)	(3)
Transfers from Stage 1 to Stage 2	(3,143)	(13)	3,143	13	—	—	—	—
Transfers from Stage 2 to Stage 1	2,291	37	(2,291)	(37)	—	—	—	—
Transfers to Stage 3	(9)	—	(304)	(16)	313	16	—	—
Transfers from Stage 3	34	3	49	4	(83)	(7)	—	—
Net re-measurement of ECL on stage transfer		(28)		37		44		53
Changes in risk parameters		(35)		(13)		10		(38)
Other changes in net exposure	2,310	19	(726)	(14)	(223)	(9)	1,361	(4)
Other (P&L only items)		—		—		(1)		(1)
Income statement (releases)/charges		(44)		10		44		10
Amounts written-off	—	—	—	—	(21)	(21)	(21)	(21)
Unwinding of discount		—		—		(8)		(8)
At 31 December 2024	27,468	77	2,980	61	590	225	31,038	363
Net carrying amount	27,391		2,919		365		30,675

–	Stage 1 and Stage 2 ECL reduced, reflecting a combination of stable portfolio performance, reductions in post model adjustments and net improvements in economic scenarios.
–	Stage 3 ECL increased due to charges on a small number of large counterparties, partially offset by write-offs.
–	Overall, impairment charges were low, with Stage 3 individual charges offset by performing book releases.

NatWest Group Annual Report on Form 20-F 2024	90

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	88,860	36	1,599	14	101	22	90,560	72
Currency translation and other adjustments	(689)	—	(5)	—	(1)	8	(695)	8
Inter-group transfers	(53)	—	4	—	—	—	(49)	—
Transfers from Stage 1 to Stage 2	(2,140)	(3)	2,140	3	—	—	—	—
Transfers from Stage 2 to Stage 1	1,006	9	(1,006)	(9)	—	—	—	—
Transfers to Stage 3	(4)	—	(83)	(6)	87	6	—	—
Transfers from Stage 3	6	—	4	1	(10)	(1)	—	—
Net re-measurement of ECL on stage transfer		(7)		9		33		35
Changes in risk parameters		(10)		3		1		(6)
Other changes in net exposure	6,738	12	(914)	(3)	(52)	(4)	5,772	5
Other (P&L only items)		—		—		(3)		(3)
Income statement (releases)/charges		(5)		9		27		31
Amounts written-off	—	—	—	—	(2)	(2)	(2)	(2)
Unwinding of discount		—		—		(3)		(3)
At 31 December 2024	93,724	37	1,739	12	123	57	95,586	106
Net carrying amount	93,687		1,727		66		95,480

–	The growth in exposures was mainly driven by non-bank financial institutions.
–	Stage 3 ECL increased due to charges on a small number of large counterparties.

NatWest Group Annual Report on Form 20-F 2024	91

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	UK mortgages		Credit cards		Other		Total
2024	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	14,480	68.8	1,425	72.9	809	49.9	16,714	67.8
PD persistence	3,951	18.8	414	21.2	388	23.9	4,753	19.3
Adverse credit bureau recorded with credit reference agency	936	4.4	71	3.6	119	7.3	1,126	4.6
Forbearance support provided	189	0.9	1	0.1	9	0.6	199	0.8
Customers in collections	169	0.8	3	0.2	2	0.1	174	0.7
Collective SICR and other reasons (2)	1,248	5.9	39	2.0	290	17.9	1,577	6.4
Days past due >30	88	0.4	—	—	5	0.3	93	0.4
	21,061	100.0	1,953	100.0	1,622	100.0	24,636	100.0

2023
Personal trigger (1)
PD movement	12,969	72.5	1,469	72.7	866	52.9	15,304	71.1
PD persistence	2,317	13.0	481	23.8	374	22.9	3,172	14.7
Adverse credit bureau recorded with credit reference agency	1,047	5.9	49	2.4	99	6.1	1,195	5.6
Forbearance support provided	137	0.8	1	—	11	0.7	149	0.7
Customers in collections	178	1.0	2	0.1	8	0.5	188	0.9
Collective SICR and other reasons (2)	1,087	6.1	20	1.0	266	16.3	1,373	6.4
Days past due >30	119	0.7	—	—	9	0.6	128	0.6
	17,854	100.0	2,022	100.0	1,633	100.0	21,509	100.0

For the notes to this table refer to the following page.

–	The level of PD driven deterioration increased across the mortgage portfolio throughout 2024, reflecting modest increases in the early arrears level. However, the year end economic scenarios update resulted in a reduction in PD levels and a further build up in PD persistence levels.
–	Modelling updates in the unsecured portfolios at both Q1 and year end, resulted in reduced in-lifetime PDs, driving a segment of lower risk cases out of PD deterioration.
–	Higher risk mortgage customers who utilised the new Mortgage Charter measures continue to be collectively migrated into Stage 2, approximately £0.9 billion of exposures, and were captured in the collective SICR and other reasons category.
–	Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

NatWest Group Annual Report on Form 20-F 2024	92

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger continued

	Corporate and Other (3)		Financial institutions		Sovereign		Total
2024	£m	%	£m	%	£m	%	£m	%
Non-personal trigger (1)
PD movement	11,800	81.6	971	78.2	—	—	12,771	80.6
PD persistence	310	2.1	2	0.2	—	—	312	2.0
Heightened Monitoring and Risk of Credit Loss	1,599	11.1	83	6.7	132	99.2	1,814	11.5
Forbearance support provided	229	1.6	—	—	—	—	229	1.4
Customers in collections	34	0.2	—	—	—	—	34	0.2
Collective SICR and other reasons (2)	396	2.7	172	13.9	1	0.8	569	3.6
Days past due >30	96	0.7	13	1.0	—	—	109	0.7
	14,464	100.0	1,241	100.0	133	100.0	15,838	100.0

2023
Non-personal trigger (1)
PD movement	9,822	63.7	760	78.7	—	—	10,582	64.6
PD persistence	1,070	7.0	13	1.3	—	—	1,083	6.6
Heightened Monitoring and Risk of Credit Loss	3,193	20.7	120	12.4	—	—	3,313	20.2
Forbearance support provided	422	2.7	—	—	—	—	422	2.6
Customers in collections	30	0.2	—	—	—	—	30	0.2
Collective SICR and other reasons (2)	527	3.4	72	7.5	1	100.0	600	3.7
Days past due >30	351	2.3	1	0.1	—	—	352	2.1
	15,415	100.0	966	100.0	1	100.0	16,382	100.0

(1)	Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.
(2)	The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(3)	Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.
–	PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. There was an increase in cases triggering PD deterioration partially due to additional sectors included in economic uncertainty post model adjustments.
–	Heightened Monitoring and Risk of Credit Loss remained an important backstop indicator of a SICR. The exposures captured by Heighted Monitoring or Risk of Credit Loss decreased over the period, due to the increase in PD deterioration.
–	PD persistence related to the SME Retail portfolio only, with reductions due to some stable portfolio performance and net improvements in economic scenarios and weightings.

NatWest Group Annual Report on Form 20-F 2024	93

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios.

	2024		2023
	Retail Banking mortgages (1)	Non-personal	Retail Banking mortgages (1)	Non-personal
Stage 3 loans (£bn)	2.3	2.4	2.0	2.2
Vintage (time in default):
<1 year	38%	34%	45%	40%
1-3 years	41%	45%	32%	35%
3-5 years	8%	11%	9%	12%
>5 years	13%	10%	14%	13%
	100%	100%	100%	100%

(1)	Retail Banking excludes a non-material amount of lending held on relatively small legacy portfolios.
–	For Retail Banking mortgages, the proportion of the Stage 3 defaulted population which have been in default for over five years reflected NatWest Group’s support for customers in financial difficulty. When customers continue to engage constructively with NatWest Group, making regular payments, NatWest Group continues to support them.
–	For Non-Personal, the Stage 3 defaulted population which have been in default for over five years, typically relate to cases where recovery processes are yet to conclude.

NatWest Group Annual Report on Form 20-F 2024	94

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	104,793	8,416	—	113,209	29	16	—	45	0.0	0.2	—	0.0
AQ5-AQ8	81,263	11,683	—	92,946	48	38	—	86	0.1	0.3	—	0.1
AQ9	194	962	—	1,156	—	6	—	6	—	0.6	—	0.5
AQ10	—	—	2,535	2,535	—	—	325	325	—	—	12.8	12.8
	186,250	21,061	2,535	209,846	77	60	325	462	0.0	0.3	12.8	0.2
Credit cards
AQ1-AQ4	128	—	—	128	1	—	—	1	0.8	—	—	0.8
AQ5-AQ8	4,650	1,866	—	6,516	75	169	—	244	1.6	9.1	—	3.7
AQ9	23	87	—	110	1	17	—	18	4.4	19.5	—	16.4
AQ10	—	—	176	176	—	—	118	118	—	—	67.1	67.1
	4,801	1,953	176	6,930	77	186	118	381	1.6	9.5	67.1	5.5
Other personal
AQ1-AQ4	691	127	—	818	6	14	—	20	0.9	11.0	—	2.4
AQ5-AQ8	6,521	1,359	—	7,880	120	134	—	254	1.8	9.9	—	3.2
AQ9	55	136	—	191	4	35	—	39	7.3	25.7	—	20.4
AQ10	—	—	860	860	—	—	656	656	—	—	76.3	76.3
	7,267	1,622	860	9,749	130	183	656	969	1.8	11.3	76.3	9.9
Total
AQ1-AQ4	105,612	8,543	—	114,155	36	30	—	66	0.0	0.4	—	0.1
AQ5-AQ8	92,434	14,908	—	107,342	243	341	—	584	0.3	2.3	—	0.5
AQ9	272	1,185	—	1,457	5	58	—	63	1.8	4.9	—	4.3
AQ10	—	—	3,571	3,571	—	—	1,099	1,099	—	—	30.8	30.8
	198,318	24,636	3,571	226,525	284	429	1,099	1,812	0.1	1.7	30.8	0.8

NatWest Group Annual Report on Form 20-F 2024	95

Credit risk – Banking activities continued

Asset quality (audited) continued

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	110,694	7,572	—	118,266	51	20	—	71	0.1	0.3	—	0.1
AQ5-AQ8	77,290	9,578	—	86,868	37	37	—	74	0.1	0.4	—	0.1
AQ9	156	704	—	860	—	4	—	4	—	0.6	—	0.5
AQ10	—	—	2,281	2,281	—	—	271	271	—	—	11.9	11.9
	188,140	17,854	2,281	208,275	88	61	271	420	0.1	0.3	11.9	0.2
Credit cards
AQ1-AQ4	124	—	—	124	1.0	—	—	1.0	0.8	—	—	0.8
AQ5-AQ8	3,612	1,965	—	5,577	75	193	—	268	2.1	9.8	—	4.8
AQ9	6	57	—	63	—	14	—	14	—	24.6	—	22.2
AQ10	—	—	140	140	—	—	93	93	—	—	66.4	66.4
	3,742	2,022	140	5,904	76	207	93	376	2.0	10.2	66.4	6.4
Other personal
AQ1-AQ4	764	150	—	914	11	23	—	34	1.4	15.3	—	3.7
AQ5-AQ8	6,178	1,374	—	7,552	138	180	—	318	2.2	13.1	—	4.2
AQ9	41	109	—	150	3	35	—	38	7.3	32.1	—	25.3
AQ10	—	—	979	979	—	—	778	778	—	—	79.5	79.5
	6,983	1,633	979	9,595	152	238	778	1,168	2.2	14.6	79.5	12.2
Total
AQ1-AQ4	111,582	7,722	—	119,304	63	43	—	106	0.1	0.6	—	0.1
AQ5-AQ8	87,080	12,917	—	99,997	250	410	—	660	0.3	3.2	—	0.7
AQ9	203	870	—	1,073	3	53	—	56	1.5	6.1	—	5.2
AQ10	—	—	3,400	3,400	—	—	1,142	1,142	—	—	33.6	33.6
	198,865	21,509	3,400	223,774	316	506	1,142	1,964	0.2	2.4	33.6	0.9

–	In the Personal portfolio, the majority of exposures were in AQ4 and AQ5 within mortgages. In line with the stable mortgage portfolio performance overall, the distribution of lending across AQ bands remained largely consistent with the prior year.
–	Debt sale activity during the year reduced the proportion of AQ10 in Other Personal lending.

NatWest Group Annual Report on Form 20-F 2024	96

Credit risk – Banking activities continued

Asset quality (audited) continued

The table below shows asset quality bands of gross loans and ECL, by stage, for the Non-Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other (1)
AQ1-AQ4	41,509	2,409	—	43,918	32	19	—	51	0.1	0.8	—	0.1
AQ5-AQ8	53,448	11,783	—	65,231	232	306	—	538	0.4	2.6	—	0.8
AQ9	34	272	—	306	—	19	—	19	—	7.0	—	6.2
AQ10	—	—	2,279	2,279	—	—	896	896	—	—	39.3	39.3
	94,991	14,464	2,279	111,734	264	344	896	1,504	0.3	2.4	39.3	1.4
Financial institutions
AQ1-AQ4	64,845	233	—	65,078	21	2	—	23	0.0	0.9	—	0.0
AQ5-AQ8	4,176	996	—	5,172	17	9	—	26	0.4	0.9	—	0.5
AQ9	—	12	—	12	—	1	—	1	—	8.3	—	8.3
AQ10	—	—	59	59	—	—	40	40	—	—	67.8	67.8
	69,021	1,241	59	70,321	38	12	40	90	0.1	1.0	67.8	0.1
Sovereign
AQ1-AQ4	1,364	1	—	1,365	12	1	—	13	0.9	100.0	—	1.0
AQ5-AQ8	127	—	—	127	—	—	—	—	—	—	—	—
AQ9	—	132	—	132	—	1	—	1	—	0.8	—	0.8
AQ10	—	—	21	21	—	—	5	5	—	—	23.8	23.8
	1,491	133	21	1,645	12	2	5	19	0.8	1.5	23.8	1.2
Total
AQ1-AQ4	107,718	2,643	—	110,361	65	22	—	87	0.1	0.8	—	0.1
AQ5-AQ8	57,751	12,779	—	70,530	249	315	—	564	0.4	2.5	—	0.8
AQ9	34	416	—	450	—	21	—	21	—	5.1	—	4.7
AQ10	—	—	2,359	2,359	—	—	941	941	—	—	39.9	39.9
	165,503	15,838	2,359	183,700	314	358	941	1,613	0.2	2.3	39.9	0.9

NatWest Group Annual Report on Form 20-F 2024	97

Credit risk – Banking activities continued

Asset quality (audited) continued

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other (1)
AQ1-AQ4	40,875	1,342	—	42,217	43	18	—	61	0.1	1.3	—	0.1
AQ5-AQ8	50,084	13,734	—	63,818	293	411	—	704	0.6	3.0	—	1.1
AQ9	47	339	—	386	—	25	—	25	—	7.4	—	6.5
AQ10	—	—	2,125	2,125	—	—	809	809	—	—	38.1	38.1
	91,006	15,415	2,125	108,546	336	454	809	1,599	0.4	2.9	38.1	1.5
Financial institutions
AQ1-AQ4	52,702	665	—	53,367	28	6	—	34	0.1	0.9	—	0.1
AQ5-AQ8	3,402	284	—	3,686	16	9	—	25	0.5	3.2	—	0.7
AQ9	1	17	—	18	—	—	—	—	—	—	—	—
AQ10	—	—	16	16	—	—	7	7	—	—	43.8	43.8
	56,105	966	16	57,087	44	15	7	66	0.1	1.6	43.8	0.1
Sovereign
AQ1-AQ4	2,487	1	—	2,488	13	1	—	14	0.5	100	—	0.6
AQ5-AQ8	123	—	—	123	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	22	22	—	—	2	2	—	—	9.1	9.1
	2,610	1	22	2,633	13	1	2	16	0.5	100.0	9.1	0.6
Total
AQ1-AQ4	96,064	2,008	—	98,072	84	25	—	109	0.1	1.3	—	0.1
AQ5-AQ8	53,609	14,018	—	67,627	309	420	—	729	0.6	3.0	—	1.1
AQ9	48	356	—	404	—	25	—	25	—	7.0	—	6.2
AQ10	—	—	2,163	2,163	—	—	818	818	—	—	37.8	37.8
	149,721	16,382	2,163	168,266	393	470	818	1,681	0.3	2.9	37.8	1.0

(1)	Previously published sectors for the Non-personal portfolio have been re-presented to reflect internal sector reporting. Property is now included in corporate and other.

–	Asset quality remained broadly stable, with a slightly higher proportion of exposures within AQ1-AQ4. Credit grades are reassessed for all customers at least annually, when a new request is made, if a material credit event impacting that customer has occurred or when a scheduled review is performed.

NatWest Group Annual Report on Form 20-F 2024	98

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral (audited)

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse repos			Repos
		Of which:	Outside netting		Of which:	Outside netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
2024	£m	£m	£m	£m	£m	£m
Gross	87,901	87,861	40	68,024	67,321	703
IFRS offset	(23,883)	(23,883)	—	(23,883)	(23,883)	—
Carrying value	64,018	63,978	40	44,141	43,438	703
Master netting arrangements	(1,549)	(1,549)	—	(1,549)	(1,549)	—
Securities collateral	(62,217)	(62,217)	—	(41,889)	(41,889)	—
Potential for offset not recognised under IFRS	(63,766)	(63,766)	—	(43,438)	(43,438)	—
Net	252	212	40	703	—	703

2023
Gross	77,508	77,050	458	66,767	66,047	720
IFRS offset	(25,903)	(25,903)	—	(25,903)	(25,903)	—
Carrying value	51,605	51,147	458	40,864	40,144	720
Master netting arrangements	(669)	(669)	—	(669)	(669)	—
Securities collateral	(50,287)	(50,287)	—	(39,475)	(39,475)	—
Potential for offset not recognised under IFRS	(50,956)	(50,956)	—	(40,144)	(40,144)	—
Net	649	191	458	720	—	720

NatWest Group Annual Report on Form 20-F 2024	99

Credit risk – Trading activities continued

Derivatives (audited)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	2024							2023
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						97,152	93,109		99,501	96,264
IFRS offset						(18,746)	(21,027)		(20,597)	(23,869)
Carrying value	3,551	3,425	5,500	1,152	13,628	78,406	72,082	13,403	78,904	72,395
Of which:
Interest rate (1)	3,228	1,973	4,847	285	10,333	37,499	31,532	10,268	44,563	38,483
Exchange rate	321	1,446	645	867	3,279	40,797	40,306	3,120	34,161	33,586
Credit	—	6	8	—	14	110	244	15	180	326
Equity and commodity	2	—	—	—	2	—	—	—	—	—
Carrying value					13,628	78,406	72,082	13,403	78,904	72,395
Counterparty mark-to-market netting						(61,883)	(61,883)		(60,355)	(60,355)
Cash collateral						(10,005)	(5,801)		(12,284)	(6,788)
Securities collateral						(4,072)	(896)		(3,408)	(1,664)
Net exposure						2,446	3,502		2,857	3,588
Banks (2)						214	345		335	555
Other financial institutions (3)						1,429	1,456		1,422	1,304
Corporate (4)						769	1,669		1,063	1,690
Government (5)						34	32		37	39
Net exposure						2,446	3,502		2,857	3,588
UK						1,061	1,774		1,283	1,912
Europe						875	978		800	1,209
US						443	604		607	381
RoW						67	146		167	86
Net exposure						2,446	3,502		2,857	3,588

Asset quality of uncollateralised derivative assets
AQ1-AQ4						2,049			2,382
AQ5-AQ8						394			471
AQ9-AQ10						3			4
Net exposure						2,446			2,857

(1)	The notional amount of interest rate derivatives includes £7,321 billion (2023 – £7,280 billion) in respect of contracts cleared through central clearing counterparties.
(2)	Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)	Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4)	Mainly large corporates with whom NatWest Group may have netting arrangements in place with no collateral posting.
(5)	Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group Annual Report on Form 20-F 2024	100

Credit risk – Trading activities continued

Debt securities (audited)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. Refer to Note 12 on Trading assets and liabilities for details on short positions.

	Central and local government
	UK	US	Other	Financial institutions	Corporate	Total
2024	£m	£m	£m	£m	£m	£m
AAA	—	—	1,335	1,368	—	2,703
AA to AA+	—	3,734	74	569	2	4,379
A to AA-	2,077	—	1,266	381	519	4,243
BBB- to A-	—	—	831	562	885	2,278
Non-investment grade	—	—	—	108	167	275
Total	2,077	3,734	3,506	2,988	1,573	13,878

2023
AAA	—	—	1,333	1,132	—	2,465
AA to AA+	—	2,600	19	762	4	3,385
A to AA-	2,729	—	1,017	251	283	4,280
BBB- to A-	—	—	693	295	489	1,477
Non-investment grade	—	—	—	198	149	347
Total	2,729	2,600	3,062	2,638	925	11,954

NatWest Group Annual Report on Form 20-F 2024	101

Credit risk – Trading activities continued

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

	Government	Banks	Other	Total	Short positions	Net of short positions
2024	£m	£m	£m	£m	£m	£m
Western Europe	8,581	11,669	29,891	50,141	5,889	44,252
Of which: France	2,347	2,543	11,161	16,051	1,491	14,560
Of which: Germany	1,149	5,937	702	7,788	1,957	5,831
Of which: Luxembourg	61	412	7,940	8,413	10	8,403
Of which: Ireland	162	49	3,306	3,517	85	3,432
United States	5,246	3,307	21,576	30,129	1,767	28,362
Jersey	—	—	5,030	5,030	—	5,030
Canada	1,664	1,555	2,308	5,527	26	5,501
Other institutions (1)	4,520	—	—	4,520	94	4,426

2023
Western Europe	7,830	10,109	26,508	44,447	4,655	39,792
Of which: France	2,229	2,105	7,839	12,173	1,183	10,990
Germany	1,614	4,525	1,065	7,204	1,905	5,299
Luxembourg	1	317	7,045	7,363	—	7,363
Ireland	29	90	3,622	3,741	99	3,642
United States	6,764	3,440	16,356	26,560	2,974	23,586
Jersey	—	—	4,394	4,394	—	4,394
Canada	1,262	2,059	1,132	4,453	17	4,436
Other institutions (1)	1,741	—	—	1,741	—	1,741

(1)Other Institutions category denotes any international organisation which is governed by public international law or which has been set up by or on the basis of an agreement between two or more countries.

NatWest Group Annual Report on Form 20-F 2024	102

Capital, liquidity and funding risk

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate its capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring NatWest Group operates within its regulatory requirements and risk appetite.

Definitions (audited)

Regulatory capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital.

Capital risk is the inability to conduct business in base or stress conditions on a risk or leverage basis due to insufficient qualifying capital as well as the failure to assess, monitor, plan and manage capital adequacy requirements.

Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is defined as the risk that the Group or any of its subsidiaries or branches cannot meet it’s actual or potential financial obligations in a timely manner as they fall due in the short term.

Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the current or prospective risk that the Group or its subsidiaries or branches cannot meet financial obligations as they fall due in the medium to long term, either at all or without increasing funding costs unacceptably.

Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:

–	Maturity profile;
–	Composition of sources and uses of funding;
–	The quality and size of the liquidity portfolio;
–	Wholesale market conditions; and
–	Depositor and investor behaviour.

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

CET1 capital - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.

Additional Tier 1 (AT1) capital - This is the second type of loss-absorbing capital and must be capable of absorbing losses on a going concern basis.

These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level.

Tier 2 capital - Tier 2 capital is the bank entities’ supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities which must have a minimum of five years to maturity at all times to be fully recognised for regulatory purposes.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to capital, other specific loss-absorbing instruments, including senior notes and Tier 2 capital instruments with certain qualifying criteria issued by NatWest Group, may be used to cover certain gone concern capital requirements, which is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that NatWest Group has failed or is likely to fail.

NatWest Group Annual Report on Form 20-F 2024	103

Capital, liquidity and funding risk continued

Liquidity

NatWest Group maintains a prudent approach to the definition of liquidity portfolio to ensure it is available when and where required, taking into account regulatory, legal and other constraints. Following ringfencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UKDoLSub) (primarily in NatWest Bank Plc), NatWest Markets Plc, RBS International Limited, NWM N.V and NatWest Bank Europe GmbH. Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group and the UK DoLSub.

Liquidity portfolio is divided into primary and secondary liquidity as follows:

–	Primary liquidity is LCR eligible assets and includes cash and balances at central banks, Treasury bills and high quality government securities.
–	Secondary liquidity is assets eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

Funding

NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. These are managed against both internal funding and regulatory metrics. The principal levels at which funding risk is managed are at NatWest Group, NatWest Holdings Group, UK DoLSub, NatWest Markets Plc, RBS International Limited, NWM N.V. and NatWest Bank Europe GmbH. NatWest Group also retains access to central bank funding facilities.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, refer to the 2024 NatWest Group Pillar 3 Report.

Capital risk management

Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and legal entities. Capital is managed within the organisation at the following levels; NatWest Group consolidated, NWH Group sub consolidated, NatWest Markets Plc, RBS Holdings N.V. and RBS International Limited. The banking subsidiaries within NWH Group are governed by the same principles, processes and management as NatWest Group. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies.

Capital planning is integrated into NatWest Group’s wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 30 to 38.

Produce capital plans

Capital plans are produced for NatWest Group, its key operating entities and its businesses over a five-year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes.

Shorter-term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

Assess capital adequacy

Capital plans are developed to maintain capital of sufficient quantity and quality to support NatWest Group’s business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements.

Capital resources and capital requirements are assessed across a defined planning horizon.

Impact assessment captures input from across NatWest Group including from businesses.

NatWest Group Annual Report on Form 20-F 2024	104

Capital, liquidity and funding risk continued

Inform capital actions

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

The principal levels at which liquidity risk is managed are:

–	NatWest Group
–	NatWest Holdings Group
–	UK DoLSub
–	NatWest Markets Plc
–	NatWest Markets Securities Inc.
–	RBS International Limited
–	RBSH N.V.
–	NatWest Bank Europe GmbH

The UK DoLSub is PRA-regulated and comprises NatWest Group’s three licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc) and Coutts & Company.

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

RBS International Limited and NWM N.V. hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

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

NatWest Group Annual Report on Form 20-F 2024	105

Capital, liquidity and funding risk continued

Prudential regulation changes that may impact capital requirements

NatWest Group faces numerous changes in prudential regulation that may impact the minimum amount of capital it must hold and consequently may increase funding costs and reduce return on equity.

Regulatory changes are actively monitored by NatWest Group, including engagement with industry associations and regulators and participation in quantitative impact studies. Monitoring the changing regulatory landscape forms a fundamental part of capital planning and management of its business. NatWest Group believes that its strategy to focus on simpler, lower-risk activities within a more resilient recovery and resolution framework will enable it to manage the impact of these.

UK and EU implementation of Basel framework

The Basel framework is an internationally agreed set of measures developed by the Basel Committee on Banking Supervision (BCBS). The Basel III standards are minimum requirements which apply to internationally active banks and ensure a global level playing field on financial regulation. Individual jurisdictions must decide how to implement the standards.

From 1 January 2021, NatWest Group has been regulated under the on-shored CRR and associated on-shored binding technical standards which were created by the European Union (Withdrawal) Act 2018 and amending statutory instruments. As the Withdrawal Act applied to the CRR in place as of 31 December 2020, changes to the CRR in the EU are not reflected in the UK CRR unless separately legislated and amended by statutory instruments. The Financial Services Bill gives the PRA the power to write prudential rules directly into the PRA rulebook and it will co-ordinate with HM Treasury to implement any required changes to the UK CRR.

On 1 January 2022, the PRA implemented changes to the UK CRR to align to the Basel III standards which included the introduction of a new standardised approach for counterparty credit risk (SA-CCR), amendments to the LCR and NSFR rules as well as new regulation applicable to internal ratings (IRB) models. Changes were also introduced to the UK Leverage Ratio framework. Equivalent reforms were implemented in the EU in June 2021, known as CRR2.

On 30 November 2022, the PRA published its consultation paper CP16/22 setting out its proposed rules and expectations with respect to the remaining Basel III standards to be implemented in the UK, also referred to as “Basel 3.1 standards”. This will complete the implementation of post-global financial crisis prudential reforms, which were designed to i) increase the quantity of capital in the system, per unit of risk; ii) increase the quality of capital held by firms; and iii) improve the accuracy of risk-management firms, reducing the variability of risk-weighted assets (RWAs).

The Basel 3.1 changes mainly impact capital requirements for STD and IRB Credit Risk, Market Risk, Credit Valuation Adjustment (CVA) Risk, Counterparty Credit Risk (CCR) and Operational Risk. An aggregate “output floor” is also being introduced to ensure that total RWAs for firms using advanced or internally modelled methods and subject to the floor cannot fall below 72.5% of RWAs under the standardised approach. The B3.1 proposal did not include further changes to the Leverage Ratio, Large Exposures and Liquidity Risk frameworks.

The consultation paper has been followed up with the publication of the PRA’s policy statement PS17/23 Implementation of the Basel 3.1 standards near-final part 1. That contains the near-final rules on Market Risk, CVA, CCR and Operational Risk sections, along with some Pillar 2 guidance relating to these topics. Part 2, PS9/24, containing rules on the remaining Basel 3.1 changes was published in September 2024. This covered primarily Credit Risk, Credit Risk Mitigation, Output Floor and Disclosures & Reporting.

Following the PRA’s announcement on 17 January 2024, the PRA B3.1 rules are to be implemented from 1 January 2027.

Equivalent changes relating to the Basel III standards will be implemented in the EU by the new Banking Package (CRR III/ CRD VI) for which the European Commission issued a proposal in October 2021, with the final rules published in the Official Journal in June 2024. The EU implementation date was 1 January 2025, except for the Market Risk rules which will be implemented on 1 January 2026. Their impact will be limited to NatWest Group’s EU subsidiaries.

Other developments in 2024

The IFRS 9 transitional capital rules in respect of ECL provisions were effective until 31 December 2024. The transitional factor reduced further from 50 % to 25% in January 2024.

On 29 November 2024, the PRA announced its 2024 list of O-SIIs (Other Systemically Important Institutions) as well as the 2024 O-SII buffers for ring-fenced banks (RFBs). The PRA is required to identify O-SIIs on an annual basis. NatWest Group Plc is part of the PRA’s O-SII list and the O-SII buffer for its ring-fenced sub-group (i.e. NatWest Holdings Group) was kept at 1.5%. An O-SII buffer can apply to O-SIIs, or parts of an O-SII that are ring-fenced banks. The 2024 O-SII rates will apply from 1 January 2026. However, the PRA is expected to re-issue its 2024 O-SII buffer rates in mid-2025 to reflect methodological changes introduced by the Financial Policy Committee (FPC).

NatWest Group Annual Report on Form 20-F 2024	106

Capital, liquidity and funding risk continued

Summary of future changes to prudential regulation in UK that may impact NatWest Group

The table below covers expected future changes to prudential regulation in the UK which may impact NatWest Group at a consolidated level. Certain entities within the group will be exposed to changes in prudential regulation from other legislative bodies and/or local supervisory authorities where NatWest Group’s entities are authorised (e.g. the EU and Jersey) on a solo basis and these changes may be different in substance, scope and timing from those highlighted below.

In addition to the future changes shown in the table below, the model changes required under CRD IV are still under development and subject to PRA approval. In line with all firms with permissions to use the IRB approach, NatWest Group is currently undertaking a programme of model and rating system development, to align with new regulations which came into force on 1 January 2022. The final CRD IV model outcomes may lead to an increase in RWAs in 2025 and beyond.

Area of development	Key changes	Status /Implementation date
Updates to the UK policy framework for capital buffers
–
PRA proposal to streamline some of its policy materials on capital buffers.
–
In parallel, HMT published its proposal to make amendments to other parts of the CBR (Capital Buffers Regulation), including the CCyB (Countercyclical Capital Buffer), CCoB (Capital Conservation Buffer) and SRB (Systemic Risk Buffer).
– PRA consultation under CP10/24 closed on 12 December 2024; awaiting Policy Statement – Expected implementation: Q2 2025
Large Exposures Framework
–
PRA proposal to change to large exposure limits for trading book exposures, both to third parties & intragroup.
–
PRA proposal to introduce substitution rules when calculating the effect of credit risk mitigation techniques.
– PRA consultation under CP14/24 closed on 17 January 2025 – Implementation: 1 July 2025
Streamlining the Pillar 2A capital framework and the capital communications process
–
PRA proposal to retire the refined methodology to Pillar 2A as implemented in 2018.
–
PRA proposal to streamline firm-specific capital communications.
–
PRA proposal to make minor amendments for IRRBB and pension obligation risk in P2A.
– PRA consultation under CP9/24 closed on 12 December 2024; awaiting Policy Statement – Implementation: 1 January 2026
Remainder of CRR: Restatement of assimilated law
–
PRA proposals to restate the relevant provisions in the assimilated CRR in the PRA Rulebook and other policy material.
–
Key proposed changes are to the securitisation capital framework, including substantive changes to the SEC-SA calculation, capital requirements for the Mortgage Guarantee Scheme and supervisory expectations relating to the use of unfunded credit protection in synthetic significant risk transfer (SRT) securitisations
– PRA consultation under CP13/24 closed on 15 January 2025 – Implementation: 1 January 2026
Amendments to the approach to setting a minimum requirement for own funds and eligible liabilities (MREL)
–
Consultation that brings together proposals relating to the BoE’s statement of policy on its approach to setting a minimum requirement for own funds and eligible liabilities.
–
It clarifies BoE’s supervisory expectations for the measurement of non-CET1 instruments.
– BoE consultation closed on 24 January 2025 – Implementation: 1 January 2026 (certain provisions will apply earlier soon after policy is finalised but not before July 2025)
Identification and management of step-in risk, shadow banking entities and groups of connected clients
–
PRA proposal to implement Basel guidelines for step-in risk in the PRA Rulebook.
–
PRA proposal to adopt EBA guidelines for limits on exposures to shadow banking entities and connected clients in the Large Exposures (CRR) part of the PRA Rulebook.
– PRA consultation under CP23/23 closed on 5 March 2024: awaiting Policy Statement – Implementation: 1 January 2026

NatWest Group Annual Report on Form 20-F 2024	107

Capital, liquidity and funding risk continued

Summary of future changes to prudential regulation in UK that may impact NatWest Group continued

Area of development	Key changes	Status /Implementation date
PRA Basel 3.1 implementation: Capital – Output floor
–
Applies at highest level of consolidation for UK Groups (e.g., NatWest Group) and sub-consolidated level for Ring Fenced sub-groups (e.g. NatWest Holdings Group).
–
Applies to full capital stack including capital buffers.
–
Transitional period for the application; starting with 60% on 1 January 2027 through to 72.5% at 1 January 2030.
– Near final rules published in PRA PS9/24 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Credit Risk (STD, IRB, FIRB)
–
Significant revisions to standardised credit risk, including to unrated corporates, exposures to SMEs, specialised lending, mortgages & equity exposures.
–
Changes to IRB; restrictions on IRB modelling (switch to standardised on central governments and equities, switch to FIRB on financial institutions and large corporates), inclusion of input floors and other modelling changes.
–
Removal of SME & Infrastructure supporting factors (IRB & standardised).
–
Amendments to credit risk mitigation, including the withdrawal of some internal modelling approaches, the removal of double default and a new risk-weight substitution approach on some exposures.
– Near final rules published in PRA PS9/24 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Market Risk	– Implementation of FRTB (Fundamental Review of Trading Book) - new standardised approaches – Revised banking/trading book boundary.	– Near final rules published in PRA PS17/23 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Capitalisation of foreign exchange positions for market risk
–
PRA proposal to clarify that items held at historical FX rates, which only re-value in certain circumstances, are not included in Pillar 1 FX risk requirements as their sensitivity to FX rates is generally zero.
– PRA consultation under CP17/23 closed on 31 January 2024; awaiting Policy Statement – Expected implementation: 1 January 2027
PRA Basel 3.1 implementation: CVA & Counterparty Credit Risk
–
Removal of modelled approach for CVA and introduction of new methodologies (SA-CVA, BA-CVA).
–
New standardised approach, aligned to Basel framework, including the removal of CVA exemptions on sovereigns, non-financial counterparties, and pension funds.
–
Reduced SA-CCR alpha factor from 1.4 to 1 for non-financial counterparties and pension funds.
– Near final rules published in PRA PS17/23 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Operational Risk	– New standardised approach. – Internal Loss Multiplier (ILM) set to 1. – Changes to the income requirements in scope of the business indicator.	– Near final rules published in PRA PS17/23 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Disclosures & Reporting	– PRA adopts disclosure templates without material deviations from the Basel disclosure standard. – PRA updates supervisory reporting requirements to reflect changes introduced under the B3.1 rules.	– Near final rules published in PRA PS9/24 – Implementation: 1 January 2027
PRA Basel 3.1 implementation: Pillar 2	– PRA updates to the Pillar 2 requirements, necessary for the implementation of Basel 3.1 changes in the UK Pillar 1 framework.	– Feedback published in PRA PS9/24 – Implementation: 1 January 2027
Definition of Capital: restatement of CRR requirements in PRA Rulebook
–
HM Treasury announced its intention to bring into force the revocation of CRR requirements relating to the definition of own funds.
–
PRA proposal to restate, and in some cases modify, these requirements in the PRA Rulebook.
– PRA consultation under CP8/24 closed on 12 December 2024 – Implementation date to be confirmed under another consultation paper

NatWest Group Annual Report on Form 20-F 2024	108

Capital, liquidity and funding risk continued

Key points

CET1 ratio 13.6% (2023 – 13.4%)	RWAs £183.2bn (2023 - £183.0bn)

The CET1 ratio increased by 20 basis points to 13.6% due to a £0.5 billion increase in CET1 capital partially offset by a £0.2 billion increase in RWAs.

The CET1 capital increase was driven by an attributable profit to ordinary shareholders of £4.5 billion partially offset by:

–
a directed buyback of £2.2 billion;
–
a foreseeable ordinary dividend accrual of £1.2 billion;
–
an ordinary interim dividend paid of £0.5 billion;
–
other movements on reserves and regulatory adjustments of £0.1 billion.

Total RWAs increased by £0.2 billion to £183.2 billion mainly reflecting:

–
an increase in credit risk RWAs of £0.5 billion, primarily driven by the £0.9 billion Metro Bank mortgage portfolio acquisition, increased lending and an uplift in IRB temporary model adjustments within Retail Banking and an increase in drawdowns and new facilities within Commercial & Institutional. Increases were partially offset by active RWA management and movements in risk parameters.
–
a decrease in counterparty credit risk RWAs of £0.7 billion driven by reduced over-the-counter exposures and securities financing transactions.
–
an increase in operational risk RWAs of £1.6 billion following the annual recalculation.
–
a reduction in market risk RWAs of £1.2 billion, notably driven by RWA reduction activity during H1 and lower interest rate risk in H2.

MREL ratio 33.0% (2023 – 30.5%)	UK leverage ratio 5.0% (2023 – 5.0%)

The MREL ratio increased to 33.0% driven by a £4.7 billion increase in MREL offset by a £0.2 billion increase in RWAs. MREL increased to £60.5 billion driven by a £2.5 billion increase in eligible capital and a £2.2 billion increase in senior unsecured debt.

The capital increase was driven by CET1 movements, issuance of $1.8 billion Additional Tier 1 instruments and a £0.7 billion increase driven by issuances and redemptions of subordinated debt instruments.

The increase in senior unsecured debt was driven by the issuance of USD debt instruments totalling $4.6 billion and EUR debt instruments totalling €1.8 billion, partially offset by redemption of €1.5 billion debt instruments and a $2.0 billion debt instrument.

The leverage ratio remained static at 5.0%. This was driven by a £45.0 billion increase in leverage exposure offset by a £1.9 billion increase in Tier 1 capital. The key drivers in the leverage exposure were an increase in other financial assets, other off balance sheet items and trading assets.

NatWest Group Annual Report on Form 20-F 2024	109

Capital, liquidity and funding risk continued

Key points continued

Liquidity portfolio £222.3bn (2023 - £222.8bn)	LCR spot 150% (2023 – 144%)	LCR average 151% (2023 – 141%)	NSFR spot 137% (2023 – 133%)	NSFR average 137% (2023 – 137%)

The liquidity portfolio decreased by £0.5 billion to £222.3 billion during the year. Primary liquidity increased by £13.0 billion to £161.0 billion, driven by an increase in customer deposits and issuance, partially offset by increased lending (including Metro Bank mortgage portfolio acquisition) and capital distributions (share buyback and dividends). Secondary liquidity decreased by £13.5 billion due to a decrease in pre-positioned collateral at the Bank of England.

The spot Liquidity Coverage Ratio (LCR) increased by 6% to 150% during the year driven by increased customer deposits and issuance, partially offset by increased lending (including Metro Bank mortgage portfolio acquisition) and capital distributions (share buyback and dividends).

The spot Net Stable Funding Ratio (NSFR) increased 4% during the year to 137% driven by increased customer deposits, issuance and secured borrowing partially offset by increased lending.

NatWest Group Annual Report on Form 20-F 2024	110

Capital, liquidity and funding risk continued

Minimum requirements

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 31 December 2024	13.6%	16.5%	19.7%
Headroom (3) (4)	3.1%	3.9%	4.3%

(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2023 was CET1 2.9%, Total Tier 1 2.9% and Total Capital 3.0%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

NatWest Group Annual Report on Form 20-F 2024	111

Capital, liquidity and funding risk continued

Measurement

Capital, risk-weighted assets and leverage: Key metrics

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the PRA Rulebook. The capital and leverage ratios are therefore being presented under these frameworks on a transitional basis. (1)

	2024	2023
Capital adequacy ratios (1)%		%
CET1	13.6	13.4
Tier 1	16.5	15.5
Total	19.7	18.4

RWAs	£m	£m
Credit risk	148,078	147,598
Counterparty credit risk	7,103	7,830
Market risk	6,219	7,363
Operational risk	21,821	20,198
Total RWAs	183,221	182,989

Capital	£m	£m
CET1	24,928	24,440
Tier1	30,187	28,315
Total	36,105	33,632

Leverage ratios	£m	£m
Tier 1 capital	30,187	28,315
UK leverage exposure	607,799	562,843
UK leverage ratio (%) (2)	5.0%	5.0%
UK average Tier 1 capital (3)	29,923	28,323
UK average leverage exposure (3)	600,354	571,225
UK average leverage ratio (%) (3)	5.0%	5.0%

(1)	Based on current PRA rules, includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for Total capital and £3 million RWAs (31 December 2023 - £0.2 billion CET1 capital, £54 million total capital and £17 million RWAs). Excluding this adjustment, the CET1 ratio would be 13.6% (31 December 2023 – 13.2%). Tier 1 capital ratio would be 16.5% (31 December 2023 – 15.4%) and the Total capital ratio would be 19.7% (31 December 2023 – 18.4%). The IFRS9 transitional capital rules in respect of ECL provisions will no longer apply from 1 January 2025.
(2)	The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (31 December 2023 – 5.0%).
(3)	Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items and Tier 1 capital.

NatWest Group Annual Report on Form 20-F 2024	112

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the year ended 31 December 2024. It is being presented on a transitional basis based on current PRA rules.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2023	24,440	3,875	5,317	33,632
Attributable profit for the period	4,519	—	—	4,519
Ordinary interim dividend paid	(497)	—	—	(497)
Directed buyback	(2,246)	—	—	(2,246)
Foreseeable ordinary dividends	(1,249)	—	—	(1,249)
Foreign exchange reserve	(15)	—	—	(15)
FVOCI reserve	(54)	—	—	(54)
Own credit	38	—	—	38
Share based remuneration and shares vested
under employee share schemes	215	—	—	215
Goodwill and intangibles deduction	70	—	—	70
Deferred tax assets	(105)	—	—	(105)
Prudential valuation adjustments	49	—	—	49
New issues of capital instruments	—	1,384	1,387	2,771
Redemption of capital instruments	—	—	(622)	(622)
Foreign exchange movements	—	—	(36)	(36)
Adjustment under IFRS 9 transitional arrangements	(169)	—	—	(169)
Expected loss less impairment	(27)	—	—	(27)
Other movements	(41)	—	(128)	(169)
At 31 December 2024	24,928	5,259	5,918	36,105

–	For CET1 movements, refer to the key points on page 109.
–	AT1 movements reflects the £0.8 billion in relation to $1.0 billion 8.125% Reset Perpetual Subordinated Contingent Convertible Notes issued in May 2024 and a £0.6 billion in relation to $0.8 billion 7.300% Reset Perpetual Subordinated Contingent Convertible Notes issued in November 2024.
–	Tier 2 instrument movements of £0.7 billion include £0.8 billion in relation to $1.0 billion 6.475% Fixed to Fixed Reset Subordinated Tier 2 Notes 2034 issued in March 2024 and a £0.6 billion 5.642% Fixed to Fixed Reset Subordinated Tier 2 Notes 2034 issued in September 2024, partially offset by the £0.1 billion redemption of 5.125% Subordinated Tier 2 Notes 2024 in May 2024, £0.6 billion in relation to the $0.8 billion redemption of Fixed to Fixed Reset Subordinated Tier 2 Notes 2029 in September 2024 and foreign exchange movements.
–	Within Tier 2, there was a decrease in the Tier 2 surplus provisions.

NatWest Group Annual Report on Form 20-F 2024	113

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the year, by key drivers.

	Credit	Counterparty	Market	Operational
	risk	credit risk	risk	risk(1)	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	147.6	7.8	7.4	20.2	183.0
Foreign exchange movement	(0.4)	—	—	—	(0.4)
Business movement	—	(0.6)	(1.2)	1.6	(0.2)
Risk parameter changes	(0.4)	(0.1)	—	—	(0.5)
Methodology changes	(0.1)	—	—	—	(0.1)
Model updates	0.5	—	—	—	0.5
Acquisitions and disposals	0.9	—	—	—	0.9
At 31 December 2024	148.1	7.1	6.2	21.8	183.2

(1)	Operational risk annual recalculation is performed at Q1 based on the previous 3 years audited income.

The table below analyses the movement in RWAs by segment during the year.

	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	61.6	11.2	107.4	2.8	183.0
Foreign exchange movement	—	—	(0.4)	—	(0.4)
Business movement	2.1	(0.2)	(1.3)	(0.8)	(0.2)
Risk parameter changes	0.2	—	(0.7)	—	(0.5)
Methodology changes	—	—	(0.1)	—	(0.1)
Model updates	0.7	—	(0.2)	—	0.5
Acquisitions and disposals	0.9	—	—	—	0.9
At 31 December 2024	65.5	11.0	104.7	2.0	183.2
Credit risk	57.0	9.5	80.1	1.5	148.1
Counterparty credit risk	0.3	—	6.8	—	7.1
Market risk	0.1	—	6.1	—	6.2
Operational risk	8.1	1.5	11.7	0.5	21.8
Total RWAs	65.5	11.0	104.7	2.0	183.2

Total RWAs increased by £0.2 billion during the period mainly reflecting:

–	A reduction in risk-weighted assets from foreign exchange movements of £0.4 billion due to sterling depreciation versus the US dollar and appreciation versus the euro.
–	Offsetting business movements due to an increase in drawdowns and new facilities within Commercial & Institutional, lending growth in Retail Banking and an increase due to the annual recalculation of operational risk. These increases were mainly offset by reductions due to active RWA management, lower market risk and lower counterparty risk.
–	A reduction in risk parameters of £0.5 billion primarily driven by customers moving into default partially offset by a deterioration in risk metrics within Commercial & Institutional.
–	An increase in model updates of £0.5 billion driven by IRB temporary model adjustments within Retail Banking.
–	An increase in acquisitions of £0.9 billion for the Metro Bank mortgage portfolio acquisition within Retail Banking.

NatWest Group Annual Report on Form 20-F 2024	114

Capital, liquidity and funding risk continued

Leverage exposure

The leverage metrics for UK entities are calculated in accordance with the Leverage ratio (CRR) part of the PRA Rulebook.

	31 December	31 December
	2024	2023
	£m	£m
Cash and balances at central banks	92,994	104,262
Trading assets	48,917	45,551
Derivatives	78,406	78,904
Financial assets	469,599	439,449
Other assets	18,069	24,507
Total assets	707,985	692,673
Derivatives
- netting and variation margin	(76,101)	(79,299)
- potential future exposures	16,692	17,212
Securities financing transactions gross up	2,460	1,868
Other off balance sheet items	59,498	50,961
Regulatory deductions and other adjustments	(11,014)	(16,043)
Claims on central banks	(89,299)	(100,735)
Exclusion of bounce back loans	(2,422)	(3,794)
UK leverage exposure	607,799	562,843
UK leverage ratio (%)	5.0	5.0

Liquidity key metrics

The table below sets out the key liquidity and related metrics monitored by NatWest Group.

	2024				2023
	NatWest Group		UK DoLSub		NatWest Group		UK DoLSub
	Spot	Average	Spot	Average	Spot	Average	Spot	Average
Liquidity Coverage Ratio (1)	150%	151%	142%	142%	144%	141%	138%	127%
Net Stable Funding Ratio (2)	137%	137%	129%	130%	133%	137%	126%	129%
Stressed Outflow Coverage (3)	162%		149%		153%		143%

(1)	The LCR Average is calculated as the average of the preceding 12 months.
(2)	The NSFR Average is calculated as the average of the preceding four quarters.
(3)	NatWest Group’s Stressed Outflow Coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months. The most severe outcome is selected from a range of scenarios comprising of market-wide, idiosyncratic and a combination of both. This assessment is performed in accordance with PRA guidance.

NatWest Group Annual Report on Form 20-F 2024	115

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of estimated MREL in NatWest Group and operating subsidiaries and includes external issuances only. The roll-off profile relating to senior debt and subordinated debt instruments is set out on page 118.

	2024				2023
	Par value (1)	Balance sheet value	Regulatory value	MREL value (2)	Par value (1)	Balance sheet value	Regulatory value	MREL value (2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (3)	24.9	24.9	24.9	24.9	24.4	24.4	24.4	24.4
Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	5.3	5.3	5.3	5.3	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	5.3	5.3	5.3	5.3	3.9	3.9	3.9	3.9
Tier 1 capital: end-point CRR non-compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.1	0.1	—	—
Tier 2 capital: end-point CRR compliant
of which: holdco	5.9	5.7	5.9	5.9	5.6	5.3	5.2	5.2
of which: opcos	—	—	—	—	—	—	—	—
	5.9	5.7	5.9	5.9	5.6	5.3	5.2	5.2
Tier 2 capital: end-point CRR non compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.2	0.3	—	—	0.2	0.3	—	—
	0.2	0.3	—	—	0.2	0.3	—	—
Senior unsecured debt securities
of which: holdco	24.4	24.0	—	24.4	22.2	21.7	—	22.2
of which: opcos (4)	33.7	33.6	—	—	33.4	29.9	—	—
	58.1	57.6	—	24.4	55.6	51.6	—	22.2
Tier 2 capital
Other regulatory adjustments	—	—	—	—	—	—	0.1	0.1

Total	94.5	93.9	36.1	60.5	89.8	85.6	33.6	55.8
RWAs				183.2				183.0
UK leverage exposure				607.8				562.8
MREL as a ratio of RWAs				33.0%				30.5%
MREL as a ratio of UK leverage exposure				9.9%				9.9%

(1)	Par value reflects the nominal value of securities issued.
(2)	MREL value reflects NatWest Group’s interpretation of the Bank of England’s current approach to setting a MREL, published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(3)	Shareholders’ equity was £39.4 billion (2023 - £37.2 billion).
(4)	As per 2023, Intra group issuances were reported in Par value but on further clarification from BoE, it has been excluded from reporting in 2024.

NatWest Group Annual Report on Form 20-F 2024	116

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL) continued

The following table illustrates the components of the stock of outstanding issuance in NatWest Group and its operating subsidiaries including external and internal issuances.

			NatWest					NWM	RBS
		NatWest	Holdings				NatWest	Securities	International
		Group plc	Limited	NWB Plc	RBS plc	NWM Plc	Markets N.V.	Inc.(6)	Limited (7)
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	5.3	—	0.1	—	—	—	—	—
Additional Tier 1	Internally issued	—	3.9	3.3	0.5	1.5	0.2	—	0.3
		5.3	3.9	3.4	0.5	1.5	0.2	—	0.3
Tier 2	Externally issued	5.7	—	—	—	—	0.3	—	—
Tier 2	Internally issued	—	4.5	3.6	0.6	1.1	0.1	0.3	—
		5.7	4.5	3.6	0.6	1.1	0.4	0.3	—
Senior unsecured	Externally issued	24.0	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	13.3	6.6	1.1	4.4	—	—	0.3
		24.0	13.3	6.6	1.1	4.4	—	—	0.3
Total outstanding issuance		35.0	21.7	13.6	2.2	7.0	0.6	0.3	0.6

(1)	For AT1 & Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)	Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)	Internal issuance for NWB Plc and RBS Plc represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4)	The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries
(5)	The above table does not include CET1 numbers.
(6)	NWM Securities Inc - regulated under US broker dealer rules.
(7)	RBS International limited - MREL resolution rules are under consultation in Jersey.

NatWest Group Annual Report on Form 20-F 2024	117

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile of NatWest Group’s major wholesale funding programmes.

	As at and for year	Roll-off profile
	ended 31 December 2024	H1 2025	H2 2025	2026	2027	2028 & 2029	2030 & later
Senior debt roll-off profile (1)	£m	£m	£m	£m	£m	£m	£m
NatWest Group plc	23,998	—	—	4,435	2,443	9,553	7,567
NWM Plc	27,060	6,288	4,750	6,530	4,686	4,277	529
NatWest Bank Plc	2,623	2,596	27	—	—	—	—
NWM N.V.	2,405	1,358	255	573	—	—	219
NatWest Bank Plc - Covered bonds	750	—	—	—	—	750	—
Total notes issued	56,836	10,242	5,032	11,538	7,129	14,580	8,315
Subordinated debt instruments roll-off profile (2)
NatWest Group plc	5,743	997	—	941	585	2,669	551
NWM Plc	18	—	—	17	—	—	1
NWM N.V.	251	—	—	—	—	—	251
Total subordinated debt	6,012	997	—	958	585	2,669	803

(1)	Based on final contractual instrument maturity.
(2)	Based on first call date of instrument; however, this does not indicate NatWest Group’s strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.
(3)	The roll-off table is based on sterling-equivalent balance sheet values.

NatWest Group Annual Report on Form 20-F 2024	118

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets.

	2024			2023
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	88,617	58,313	57,523	99,855	68,495	67,954
High quality government/MDB/PSE and GSE bonds (3)	58,818	43,275	43,275	36,250	26,510	26,510
Extremely high quality covered bonds	4,341	4,340	4,340	4,164	4,164	4,164
LCR level 1 Eligible Assets	151,776	105,928	105,138	140,269	99,169	98,628
LCR level 2 Eligible Assets (4)	9,271	7,957	7,957	7,796	7,320	7,320
Primary liquidity (HQLA) (5)	161,047	113,885	113,095	148,065	106,489	105,948
Secondary liquidity	61,230	61,200	61,200	74,722	74,683	74,683
Total liquidity value	222,277	175,085	174,295	222,787	181,172	180,631

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4)	Includes Level 2A and Level 2B.
(5)	High-quality liquid assets abbreviated to HQLA.

NatWest Group Annual Report on Form 20-F 2024	119

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2024			2023
	Short-term less	Long-term more		Short-term less	Long-term more
	than 1 year	than 1 year	Total	than 1 year	than 1 year	Total
	£m	£m	£m	£m	£m	£m
Bank Deposits
Repos	11,967	—	11,967	3,118	—	3,118
Other bank deposits (1)	9,708	9,777	19,485	5,836	13,236	19,072
	21,675	9,777	31,452	8,954	13,236	22,190
Customer Deposits
Repos	1,363	—	1,363	10,844	—	10,844
Non-bank financial institutions	48,761	241	49,002	46,875	13	46,888
Personal	231,483	2,451	233,934	216,456	6,436	222,892
Corporate	149,086	105	149,191	150,718	35	150,753
	430,693	2,797	433,490	424,893	6,484	431,377
Trading liabilities (2)
Repos (3)	29,752	810	30,562	26,634	268	26,902
Derivatives collateral	12,509	—	12,509	15,075	—	15,075
Other bank and customer deposits	627	268	895	768	382	1,150
Debt securities in issue - Medium term notes	20	237	257	418	288	706
	42,908	1,315	44,223	42,895	938	43,833
Other financial liabilities
Customer deposits including repos	471	1,341	1,812	194	1,086	1,280
Debt securities in issue:
Commercial paper and certificates of deposit	10,889	377	11,266	11,116	205	11,321
Medium term notes	11,118	34,967	46,085	6,878	32,625	39,503
Covered bonds	—	749	749	2,122	—	2,122
Securitisation	295	880	1,175	—	863	863
	22,773	38,314	61,087	20,310	34,779	55,089
Subordinated liabilities	1,051	5,085	6,136	1,047	4,667	5,714
Total funding	519,100	57,288	576,388	498,099	60,104	558,203
Of which: available in resolution (4)			29,742	—	—	26,561

(1)	Includes £12.0 billion (2023 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)	Excludes short positions of £10.5 billion (2023 – £9.8 billion).
(3)	Comprises central & other bank repos of £7.2 billion (2023 – £4.0 billion), other financial institution repos of £20.4 billion (2023 – £20.4 billion) and other corporate repos of £3.0 billion (2023 – £2.5 billion).
(4)	Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £24.0 billion (2023 – £21.7 billion) under debt securities in issue (senior MREL) and £5.74 billion (2023 – £4.9 billion) under subordinated liabilities.

NatWest Group Annual Report on Form 20-F 2024	120

Capital, liquidity and funding risk continued

Contractual maturity (audited)

This table shows the residual maturity of financial instruments, based on contractual date of maturity of NatWest Group’s banking activities, including hedging derivatives. Trading activities, comprising mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis and are shown in total in the table below.

	Banking activities
	Less than			6 months-				More than		Trading
	1 months	1‑3 months	3‑6 months	1 year	Subtotal	1‑3 years	3‑5 years	5 years	Total	activities	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	92,994	—	—	—	92,994	—	—	—	92,994	—	92,994
Trading assets	—	—	—	—	—	—	—	—	—	48,917	48,917
Derivatives	—	(2)	37	—	35	65	18	1	119	78,287	78,406
Settlement balances	2,085	—	—	—	2,085	—	—	—	2,085	—	2,085
Loans to banks - amortised cost	4,699	386	259	16	5,360	533	1	136	6,030	—	6,030
Loans to customers - amortised cost (1)	43,451	19,278	15,927	25,329	103,985	59,798	44,831	195,057	403,671	—	403,671
Personal	5,682	2,271	3,089	6,033	17,075	23,657	20,420	164,886	226,038	—	226,038
Corporate	19,003	5,762	3,794	8,033	36,592	29,353	20,506	25,721	112,172	—	112,172
Non-bank financial institutions	18,766	11,245	9,044	11,263	50,318	6,788	3,905	4,450	65,461	—	65,461
Other financial assets	2,840	3,263	2,478	5,832	14,413	16,083	11,563	20,381	62,440	803	63,243
Total financial assets	146,069	22,925	18,701	31,177	218,872	76,479	56,413	215,575	567,339	128,007	695,346

2023
Total financial assets	153,397	22,051	17,695	26,226	219,369	71,664	54,626	208,215	553,874	125,050	678,924

(1)	Loans to customers excludes £3.3 billion (2023 - £3.5 billion) of impairment provisions.

NatWest Group Annual Report on Form 20-F 2024	121

Capital, liquidity and funding risk continued

Contractual maturity (audited)

	Banking activities
	Less than							More than		Trading
	1 months	1‑3 months	3‑6 months	6 months - 1 year	Subtotal	1‑3 years	3‑5 years	5 years	Total	activities	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Bank deposits excluding repos	4,857	260	284	4,307	9,708	9,629	81	67	19,485	—	19,485
Bank repos	10,692	954	321	—	11,967	—	—	—	11,967	—	11,967
Customer repos	1,363	—	—	—	1,363	—	—	—	1,363	—	1,363
Customer deposits excluding repos	373,869	21,381	16,416	17,664	429,330	2,709	14	74	432,127	—	432,127
Personal	202,658	5,728	8,010	15,087	231,483	2,450	1	-	233,934	—	233,934
Corporate	127,646	11,633	7,703	2,104	149,086	87	11	7	149,191	—	149,191
Non-bank financial institutions	43,565	4,020	703	473	48,761	172	2	67	49,002	—	49,002
Settlement balances	1,729	—	—	—	1,729	—	—	—	1,729	—	1,729
Trading liabilities	—	—	—	—	—	—	—	—	—	54,714	54,714
Derivatives	14	17	174	88	293	169	—	2	464	71,618	72,082
Other financial liabilities	3,473	6,266	3,074	9,960	22,773	19,729	13,429	5,156	61,087	—	61,087
CPs and CDs	3,390	2,329	2,792	2,378	10,889	377	—	—	11,266	—	11,266
Medium term notes	70	3,914	214	6,920	11,118	18,426	12,409	4,132	46,085	—	46,085
Covered bonds	—	—	—	—	—	—	749	—	749	—	749
Securitisations	—	—	—	295	295	7	—	873	1,175	—	1,175
Customer deposits including repos	13	23	68	367	471	919	271	151	1,812	—	1,812
Subordinated liabilities	—	42	1,007	2	1,051	1,523	2,623	939	6,136	—	6,136
Notes in circulation	3,316	—	—	—	3,316	—	—	—	3,316	—	3,316
Lease liabilities	10	16	23	45	94	146	93	297	630	—	630
Total financial liabilities	399,323	28,936	21,299	32,066	481,624	33,905	16,240	6,535	538,304	126,332	664,636

2023
Total financial liabilities	392,957	27,195	22,914	22,236	465,302	31,146	22,787	5,956	525,191	125,762	650,953

NatWest Group Annual Report on Form 20-F 2024	122

Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type (audited)

The table below shows NatWest Group’s debt securities in issue and subordinated liabilities by residual maturity.

	Trading
	liabilities	Other financial liabilities
		Debt securities in issue
	Debt securities	Commercial		Covered		Subordinated		Total notes
	in issue MTNs	paper and CDs	MTNs	bonds	Securitisation	liabilities	Total	in issue
2024	£m	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	20	10,889	11,118	—	295	1,051	23,353	23,373
1‑3 years	35	377	18,426	—	7	1,523	20,333	20,368
3‑5 years	42	—	12,409	749	—	2,623	15,781	15,823
More than 5 years	160	—	4,132	—	873	939	5,944	6,104
Total	257	11,266	46,085	749	1,175	6,136	65,411	65,668

2023
Less than 1 year	418	11,116	6,878	2,122	—	1,047	21,163	21,581
1‑3 years	48	205	16,188	—	297	1,877	18,567	18,615
3‑5 years	—	—	11,953	—	376	1,874	14,203	14,203
More than 5 years	240	—	4,484	—	190	916	5,590	5,830
Total	706	11,321	39,503	2,122	863	5,714	59,523	60,229

The table below shows the currency breakdown.
				GBP	USD	EUR	Other	Total
2024				£m	£m	£m	£m	£m
Commercial paper and CDs				4,282	2,340	4,644	—	11,266
MTNs				5,015	20,089	18,233	3,005	46,342
Covered bonds				749	—	—	—	749
Securitisation				1,175	—	—	—	1,175
Subordinated liabilities				3,320	1,368	1,448	—	6,136
Total				14,541	23,797	24,325	3,005	65,668

2023
Total				13,605	21,780	21,766	3,078	60,229

NatWest Group Annual Report on Form 20-F 2024	123

Capital, liquidity and funding risk continued

Funding gap: maturity and segment analysis

The contractual maturity of loans to customers and customer deposits are shown below. The table demonstrates the maturity transformation role being performed by NatWest Group of lending long-term whilst relying largely on short-term funding. This is possible as the behavioural profiles of many customer deposits, which tend to be repayable on demand, show longer maturity and greater stability than their contractual agreements.

NatWest Group forms expectations on customer behaviours through both qualitative and quantitative techniques, incorporating observed customer behaviours over historic time periods, which includes the more recent periods of interest rate change. Customer behaviour assumptions are approved by the NatWest Group Balance Sheet Committee and have been used to prepare the funding gap analysis, which reduces maturity mismatch across the periods shown.

	Contractual maturity												Behavioural maturity
	Loans to customers (1)				Customer deposits				Net surplus/(gap)				Net surplus/(gap)
			Greater				Greater				Greater				Greater
	Less than	1-5	than		Less than	1-5	than		Less than	1-5	than		Less than	1-5	than
	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	12	40	156	208	192	2	—	194	180	(38)	(156)	(14)	(6)	(5)	(3)	(14)
Private Banking	3	6	9	18	42	—	—	42	39	(6)	(9)	24	15	10	(1)	24
Commercial & Institutional	53	59	32	144	201	1	—	202	148	(58)	(32)	58	10	54	(6)	58
Central items & other	—	—	—	—	1	—	—	1	1	—	—	1	1	—	—	1
Total	68	105	197	370	436	3	—	439	368	(102)	(197)	69	20	59	(10)	69
2023
Total	66	105	189	360	421	7	—	428	355	(98)	(189)	68	28	50	(10)	68

(1)	Loans to customers and customer deposits include trading assets and trading liabilities respectively and excludes reverse repos and repos.
–	The net customer funding surplus increased by £1 billion during 2024 to £69 billion driven by a £11 billion increase in deposits and a £10 billion increase in loans to customers.
–	The customer deposit mix was broadly similar to 2023, with additional prudence applied to customer account depositor behavioural assumptions.

Encumbrance (audited)

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

NatWest Group categorises its assets into four broad groups, those that are:

–	Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.
–	Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.
–	Ring-fenced to meet regulatory requirements, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein the PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.
–	Unencumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing. Programmes to manage the use of assets to actively support funding are established within UK DoLSub and NatWest Markets Plc.

NatWest Group Annual Report on Form 20-F 2024	124

Capital, liquidity and funding risk continued

Balance sheet encumbrance

The table shows the retained encumbered assets of NatWest Group.

	Encumbered as a result of transactions with					Unencumbered assets not pre-positioned with central banks
	counterparties other than central banks			Pre-positioned	Collateral
		SFT,		& encumbered	ring-fenced to
	Covered	derivatives and		assets held at	meet regulatory	Readily	Other	Cannot
	debts	other (1,2)	Total	central banks	requirement	available	available (3)	be used (4)	Total	Total (5)
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	—	5.1	5.1	—	—	87.9	—	—	87.9	93.0
Trading assets	—	18.0	18.0	—	—	3.2	0.6	27.1	30.9	48.9
Derivatives	—	—	—	—	—	—	—	78.4	78.4	78.4
Settlement balances	—	—	—	—	—	—	—	2.1	2.1	2.1
Loans to banks - amortised cost	—	0.1	0.1	—	—	3.3	0.8	1.8	5.9	6.0
Loans to customers - amortised cost (6)	12.7	—	12.7	94.5	—	107.0	128.5	57.6	293.1	400.3
Other financial assets (7)	—	17.6	17.6	—	1.8	41.5	0.4	1.9	43.8	63.2
Intangible assets	—	—	—	—	—	—	—	7.6	7.6	7.6
Other assets	—	—	—	—	—	—	2.2	6.3	8.5	8.5
Total assets	12.7	40.8	53.5	94.5	1.8	242.9	132.5	182.8	558.2	708.0

2023
Total assets	13.4	39.7	53.1	112.0	1.9	223.8	126.3	175.6	525.7	692.7

(1)	Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities.
(2)	Derivative cash collateral of £8.0 billion (2023 - £9.9 billion) has been included in the encumbered assets.
(3)	Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be pre-positioned with central banks but have not been subject to internal and external documentation review and diligence work.
(4)	Cannot be used includes:
a)	Derivatives, reverse repurchase agreements and trading related settlement balances.
b)	Non-financial assets such as intangibles, prepayments and deferred tax.
c)	Loans that are not encumbered and cannot be pre-positioned with central banks on criteria set by the central banks, including those relating to date of origination and level of documentation.
d)	Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(5)	In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.
(6)	The pre-positioned and encumbered assets held at central banks of £94.5 billion includes the encumbered residential mortgages of £19.0 billion. £91.8 billion of residential UK mortgages are included in £107.0 billion readily available loans to customers.
(7)	Other financial assets under SFT, derivatives and other include £0.5 billion of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

NatWest Group Annual Report on Form 20-F 2024	125

Market risk

NatWest Group is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed and discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 135. Pension-related activities also give rise to market risk. Refer to page 142 for more information on risk related to pensions.

Non-traded market risk

Definition (audited)

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Sources of risk (audited)

Non-traded market risk exists in all balance-sheet exposure that makes reference to market risk factors, when customer behaviour could impact the size and timing of the repricing or maturity of future cash flows, or when valuation of assets and liabilities is driven by market risk factors such as interest rates or foreign exchange rates.

The key sources of non-traded market risk are interest rate risk, credit spread risk, foreign exchange risk, equity risk and accounting volatility risk. Qualitative and quantitative information on these risk types is provided following the VaR table below.

Key developments in 2024

–	In the UK, the Bank of England base rate fell to 4.75% at 31 December 2024 from 5.25% at 31 December 2023 as inflation pressures eased. However, the five-year sterling overnight index interest rate swap rate rose to 4.04% at 31 December 2024 from 3.38% at 31 December 2023. The corresponding ten-year rate also rose to 4.09% from 3.29%. The movement in swap rates reflects market expectations about the level of the UK base rate in the medium term, with expectations for the UK base rate being slightly higher at 31 December 2024 than at 31 December 2023.
–	Overall, total non-traded market risk VaR decreased in 2024, on both an average and period-end basis. Interest rate VaR fell during most of 2024, reflecting action taken to manage down interest rate repricing mismatches across customer products. Credit spread VaR increased significantly in H2 2023 and continued to rise on average into 2024 due to relatively stable higher bond holdings in the liquidity portfolio throughout 2024.
–	NatWest Group’s structural hedge notional decreased to £194 billion at 31 December 2024 from £207 billion at 31 December 2023. reflecting changes in the mix of the deposit base, including increased fixed-term deposits. Higher swap rates were reflected in a higher yield on the structural hedge, which rose to 1.77% in 2024 from 1.47% in 2023.
–	The sensitivity of net interest earnings to a 25-basis-point upward shift in the yield curve was a cumulative £739 million over three years at 31 December 2024, compared to £760 million at 31 December 2023. The main contributors to the sensitivity were managed margin deposits, including instant access savings and unhedged current accounts, and the structural hedge.
–	Sterling weakened against the US dollar, to 1.25 at 31 December 2024 compared to 1.27 at 31 December 2023. It strengthened against the euro, to 1.20 at 31 December 2024 compared to 1.15 at 31 December 2023. Net investments in foreign operations increased by £0.2 billion in sterling-equivalent terms over the year. After hedging, residual structural foreign currency exposures were also higher, increasing, in sterling equivalent terms, by £0.2 billion.

NatWest Group Annual Report on Form 20-F 2024	126

Market risk continued

Governance (audited)

Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function.

Non-traded market risk policy sets out the governance and risk management framework.

Risk appetite

Non-traded market risk appetite is approved by the Board. NatWest Group’s qualitative appetite is set out in the non-traded market risk appetite statement.

Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits. The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set and are actively managed.

The risk appetite statements and associated measures are reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy. For further information on risk appetite and risk controls, refer to pages 30 and 31. Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant non-traded market risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and Remuneration section.

NatWest Group Annual Report on Form 20-F 2024	127

Market risk continued

Risk measurement

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. VaR values for each year are calculated based on one-day values for each of the 12 month-end reporting dates.

NatWest Group’s VaR metrics are explained on page 131. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2024				2023
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	17.2	28.2	4.0	4.0	38.0	63.2	24.6	24.6
Credit spread	51.8	60.2	45.3	48.4	33.1	54.2	20.9	54.2
Structural foreign exchange rate	7.6	9.8	5.1	6.3	11.2	13.6	8.4	12.1
Equity	8.6	10.3	7.6	7.7	14.2	19.0	10.4	10.4
Pipeline risk (1)	8.5	17.3	3.4	6.1	3.3	7.1	1.4	7.1
Diversification (2)	(35.3)			(23.4)	(34.4)			(29.9)
Total	58.4	73.8	49.1	49.1	65.4	83.4	52.1	78.5

(1)	Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
–	Overall, total non-traded market risk VaR decreased in 2024, on both an average and period-end basis.
–	Interest rate VaR fell during most of 2024, reflecting action taken to manage down interest rate repricing mismatches across customer products.
–	Credit spread VaR increased significantly in H2 2023, continuing to rise on average into 2024 due to relatively stable higher bond holdings in the liquidity portfolio throughout 2024.
–	Pipeline VaR increased on an average basis, reflecting small changes in the approach to mortgage pipeline risk management during the year which were complete by year-end.

NatWest Group Annual Report on Form 20-F 2024	128

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

NTIRR comprises the following three primary risk types:

–	Gap risk: arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).
–	Basis risk: captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.
–	Option risk: arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk.

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

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and savings, in addition to its equity and reserves. A proportion of these balances are hedged, either by offsetting the positions against fixed-rate assets (such as fixed-rate mortgages) or by hedging positions externally using interest rate swaps, which are generally booked as cash-flow hedges of floating-rate assets, in order to reduce income volatility and provide a revenue stream in net interest income. (Further details on NatWest Group’s cash-flow hedge accounting programme can be found in Note 13 in the Notes to the accounts.) Hence, the structural hedge is one component of a larger interest rate risk management programme.

After offsetting or hedging the interest rate exposure, NatWest Group attributes income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group’s equity capital.

NatWest Group Annual Report on Form 20-F 2024	129

Market risk continued

Structural hedging continued

The table below shows incremental income, hedge income, the period-end and average notional balances attributed to the structural hedge, and the total yield. These are analysed between equity and products. Hedge income represents the fixed leg of the hedge, while incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

	Incremental	Hedge	Period end	Average	Total
	income	income	notional	notional	yield
2024	£m	£m	£bn	£bn	%
Equity	(694)	440	22	22	1.98
Product	(5,806)	3,039	172	174	1.75
Total	(6,500)	3,479	194	196	1.77

2023
Equity	(611)	418	22	22	1.87
Product	(6,321)	2,822	185	199	1.42
Total	(6,932)	3,240	207	221	1.47

Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2024, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 79%/21% respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current account and savings balances in Commercial & Institutional, Retail Banking and Private Banking.

At 31 December 2024, approximately 93% by notional of total structural hedges were sterling-denominated.

–	The structural hedge period-end notional fell £13 billion, reflecting changes in the mix of the deposit base, including increased fixed-term deposits.
–	The five-year sterling swap rate rose to 4.04% at 31 December 2024 from 3.38% at 31 December 2023. The ten-year sterling swap rate also rose, to 4.09% from 3.29%. The structural hedge yield rose to 1.77% in 2024 from 1.47% in 2023.
–	Hedge income rose by £239 million to £3,479 million from £3,240 million. Incremental income remained negative but fell year on year. This was mainly driven by the lower hedge notional despite a higher SONIA rate in 2024 compared to 2023.
–	Incremental income represents the additional income an unhedged portfolio would earn from short-term cash rates. If the UK base rate were to fall, the difference between incremental income and total income would continue to fall.

NatWest Group Annual Report on Form 20-F 2024	130

Market risk continued

Interest rate risk measurement

NTIRR can be measured using value-based or earnings-based approaches. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years.

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

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates (“managed margin”).

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate.

A simple scenario is shown that projects forward earnings based on the 31 December 2024 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subjected to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

NatWest Group Annual Report on Form 20-F 2024	131

Market risk continued

Three-year 25-basis-point sensitivity table

The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points. In all scenarios, yield curves are assumed to move in parallel.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
2024	£m	£m	£m	£m	£m	£m
Structural hedges	41	125	212	(41)	(125)	(212)
Managed margin	121	116	124	(142)	(120)	(125)
Total	162	241	336	(183)	(245)	(337)

2023
Structural hedges	44	138	227	(44)	(138)	(227)
Managed margin	120	117	114	(125)	(121)	(105)
Total	164	255	341	(169)	(259)	(332)

(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and margin management.

–	The sensitivity of net interest earnings in all scenarios mainly reflects managed-margin deposits and the impact of higher or lower rates on structural hedge income.

One-year 25 and 100-basis-point sensitivity table

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	2024				2023
	Shifts in yield curve				Shifts in yield curve
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m	£m	£m		£m
Euro	11	(7)	38	(43)	7	(11)	38	(45)
Sterling	131	(155)	531	(646)	138	(139)	504	(577)
US dollar	15	(16)	63	(71)	14	(14)	54	(56)
Other	5	(5)	19	(17)	5	(5)	21	(22)
Total	162	(183)	651	(777)	164	(169)	617	(700)

Sensitivity of fair value through other comprehensive income (FVOCI) portfolios and cash flow hedging reserves to interest rate movements

NatWest Group holds most of the bonds in its liquidity portfolio at fair value and the bonds are generally classified as FVOCI for accounting purposes. Valuation changes arising from unexpected movements in market rates are initially recognised in FVOCI reserves.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed-rate mortgages. Generally, these swaps are booked in cash flow hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of bonds initially classified as FVOCI and swaps subject to cash flow hedge accounting to a parallel shift in all rates. Valuation changes affecting interest rate swaps that hedge bonds in the liquidity portfolio are also included. Where FVOCI bonds and swaps are booked in fair value hedge accounting relationships, the valuation change affecting both instruments would be recognised in the income statement. Cash flow hedges are assumed to be fully effective.

NatWest Group Annual Report on Form 20-F 2024	132

Market risk continued

Sensitivity of fair value through other comprehensive income (FVOCI) portfolios and cash flow hedging reserves to interest rate movements continued

The effectiveness of cash flow and fair value hedge relationships is monitored and regularly tested in accordance with IFRS requirements. Note also that valuation changes affecting the cash flow hedge reserve affect tangible net asset value, but would not be expected to affect CET1 capital.

	2024				2023
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m	£m	£m	£m	£m
FVOCI reserves	(9)	9	(38)	31	(1)	1	(10)	(1)
Cash flow hedge reserves	(244)	249	(946)	1,027	(251)	254	(981)	1,041
Total	(253)	258	(984)	1,058	(252)	255	(991)	1,040

–	The sensitivity of FVOCI and cash flow hedge reserves was broadly stable in 2024 compared to 2023. The movement in cash flow hedge reserves in 2024 is shown in the statement of changes in equity on pages 171 to 173.

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through other comprehensive income.

NatWest Group’s bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally, other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures (refer to the non-traded market risk VaR table earlier in this section). Exposures and limit utilisations are reported to senior management on a regular basis. Dealing mandates in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating.

Foreign exchange risk

Non-traded foreign exchange risk arises from three main sources:

–	Structural foreign exchange rate risk – mainly arises from the capital deployed in foreign subsidiaries and branches.
–	Transactional foreign exchange rate risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency.
–	Forecast earnings or costs in foreign currencies – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses.

The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries and branches. These exposures are assessed and managed to predefined risk appetite levels under delegated authority agreed by the CFO with support from the Asset & Liability Management Committee. NatWest Group seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by deliberately maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in other comprehensive income and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are hedged by businesses on a regular basis in line with NatWest Group policy.

NatWest Group Annual Report on Form 20-F 2024	133

Market risk continued

Foreign exchange risk continued

The table below shows structural foreign currency exposures.

	Net investments	Net	Structural foreign		Residual
	in foreign	investment	currency exposures	Economic	structural foreign
	operations	hedges	pre-economic hedges	hedges (1)	currency exposures
2024	£m	£m	£m	£m	£m
US dollar	1,826	(598)	1,228	(1,228)	—
Euro	4,162	(2,351)	1,811	—	1,811
Other non-sterling	874	(372)	502		502
Total	6,862	(3,321)	3,541	(1,228)	2,313

2023
US dollar	1,185	(228)	957	(957)	—
Euro	4,475	(2,585)	1,890	—	1,890
Other non-sterling	963	(429)	534	—	534
Total	6,623	(3,242)	3,381	(957)	2,424

(1)	Economic hedges of US dollar net investments in foreign operations represent US dollar AT1 equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available, but they are accounted for at historical cost under IFRS until redemption.
–	Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure pre economic hedges. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity positions are carried on the balance sheet at fair value based on market prices where available. Equity positions may take the form of shares that are publicly listed on a recognised exchange, such as NatWest Group’s investment in Permanent TSB, privately owned investments and shareholdings in industry participations including SWIFT. Further disclosure of NatWest Group’s investments in equity shareholdings, fair value gains and losses and valuation techniques may be found in the notes to the consolidated financial statements.

Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the CFO with support from the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature are taken by authorised persons with delegated authority.

Non-traded equity value at risk is monitored monthly and capital allocation to the risk is included in NatWest Group’s annual Internal Capital Adequacy Assessment Process (ICAAP).

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the ICAAP.

NatWest Group Annual Report on Form 20-F 2024	134

Market risk continued

Traded market risk

Definition (audited)

Traded market risk is the risk of losses in trading book positions from fluctuations in market variables, such as interest rates, credit spreads, foreign exchange rates, equity prices, implied volatilities and asset correlations.

Sources of risk (audited)

NatWest Group is exposed to traded market risk through trading activities entered into by NatWest Markets where such risk arises from market-making activity and by facilitating customer-facing business that cannot be immediately offset with other customers or market participants. From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Markets undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives.

The key categories of traded market risk are interest rate risk, credit spread risk and foreign currency price risk.

Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section.

Key developments in 2024

–	The year was marked by periods of increased market volatility reflecting UK political developments, global inflationary concerns, the ongoing Russia-Ukraine conflict and geopolitical tensions in the Middle East.
–	The significant volatility in Gilts, sterling swaps and inflation entered the rolling window for VaR calculation during 2024. However, traded VaR and SVaR remained within appetite and, on an average basis, at similar levels compared to 2023, aided by NatWest Group’s continued disciplined approach to risk-taking.

Governance (audited)

Traded market risk policy defines the key principles and approach to managing and reporting traded market risks across NatWest Group. Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. The Market Risk function independently advises on, monitors and challenges the risk-taking activities undertaken by the trading business ensuring these are within the constraints of the market risk framework, policies, and risk appetite statements and measures.

Risk appetite

Traded market risk appetite is approved by the Board. NatWest Group’s qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR), stressed value-at-risk (SVaR) and stress-testing. More details on these are provided on the following pages.

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

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments and recalibrated to ensure that they remain aligned to NatWest Group RWA targets. Limit reviews focus on optimising the alignment between traded market risk exposure and capital usage.

To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented. The risk appetite statements and associated measures are reviewed at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

NatWest Group Annual Report on Form 20-F 2024	135

Market risk continued

Risk appetite continued

For more detail on risk appetite and risk controls, refer to pages 30 and 31.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant traded market risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and Remuneration section.

Monitoring and mitigation

Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, business segment and NatWest Group-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

Traded market risk exposures are monitored against limits and analysed daily. A daily report summarising the position of exposures against limits at desk, business, business segment and NatWest Group levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad-hoc reporting.

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee, the Board Risk Committee and the Board.

Measurement

NatWest Group uses VaR, SVaR and the incremental risk charge (IRC) to capitalise traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that NatWest Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses.

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

NatWest Group Annual Report on Form 20-F 2024	136

Market risk continued

Value-at-risk

For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%.

The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days, and is sensitive to recent market conditions.

The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk.

When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used.

The performance and adequacy of the VaR model are tested regularly through the following processes:

–	Back-testing: Internal and regulatory back-testing is conducted on a daily basis. Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 Report.
–	Ongoing model validation: VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly.
–	Model Risk Management review: As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to pages 158 to 159. More information relating to pricing and market risk models is presented in the Pillar 3 Report.

NatWest Group Annual Report on Form 20-F 2024	137

Market risk continued

One-day 99% traded internal VaR

Traded VaR (1-day 99%) (audited)

The table below shows one-day 99% internal VaR for NatWest Group’s trading portfolios, split by exposure type.

	2024				2023
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	6.6	12.1	3.0	3.8	9.8	19.3	4.3	7.4
Credit spread	7.7	10.1	5.6	5.6	6.2	7.1	4.9	6.8
Currency	2.0	6.7	0.5	1.3	2.3	7.0	0.9	1.8
Equity	0.1	0.3	—	—	—	0.1	—	0.1
Diversification (1)	(6.3)			(5.4)	(7.0)			(7.2)
Total	10.1	16.2	5.3	5.3	11.3	20.0	6.6	8.9

(1)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
–	On an average basis, traded VaR remained at similar levels in 2024 compared to 2023.
–	The decrease in average total traded VaR and interest rate VaR, compared to 2023, reflected the decrease in curve risk in sterling and euro flow trading.

NatWest Group Annual Report on Form 20-F 2024	138

Market risk continued

VaR back-testing

The main approach employed to assess the VaR model’s ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical P&L. For more details on the back-testing approach, refer to the Pillar 3 Report.

The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2024. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypothetical (Hypo) P&L.

Back-testing exceptions
	Actual	Hypo
Rates	—	—
Currencies	—	3
Credit	—	—
xVA	—	—

–	The back-testing exceptions were driven by losses in Currencies in February, July and December 2024 due to increased foreign exchange and rates market volatility.

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

The internal traded SVaR model captures all trading book positions.

	2024				2023
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Total internal traded SVaR	56	136	31	41	56	140	28	36

–	Traded SVaR, on an average basis, remained at similar levels in 2024 compared to 2023.

NatWest Group Annual Report on Form 20-F 2024	139

Market risk continued

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

Stress testing

For information on stress testing, refer to page 33.

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

NatWest Group Annual Report on Form 20-F 2024	140

Market risk continued

Market risk – linkage to balance sheet

The table below analyses NatWest Group’s balance sheet by non-trading and trading business.

	2024			2023
		Non-trading	Trading		Non-trading	Trading
	Total	business (1)	business (2)	Total	business (1)	business (2)
	£bn	£bn	£bn	£bn	£bn	£bn	Primary market risk factor
Assets
Cash and balances at central banks	93.0	93.0	—	104.3	104.3	—	Interest rate
Trading assets	48.9	0.3	48.6	45.6	0.8	44.8
Reverse repos	27.1	—	27.1	23.7	—	23.7	Interest rate
Securities	13.9	—	13.9	12.0	—	12.0	Interest rate, credit spreads, equity
Other	7.9	0.3	7.6	9.9	0.8	9.1	Interest rate
Derivatives	78.4	1.4	77.0	78.9	1.0	77.9	Interest rate, credit spreads, equity
Settlement balances	2.1	0.1	2.0	7.2	0.9	6.3	Settlement
Loans to banks	6.0	6.0	—	6.9	6.8	0.1	Interest rate
Loans to customers	400.3	400.3	—	381.4	381.4	—	Interest rate
Other financial assets	63.2	63.2	—	51.1	51.1	—	Interest rate, credit spreads, equity
Intangible assets	7.6	7.6	—	7.6	7.6	—	Interest rate, credit spreads, equity
Other assets	8.5	8.5	—	9.7	9.7	—
Total assets	708.0	580.4	127.6	692.7	563.6	129.1

Liabilities
Bank deposits	31.5	31.5	—	22.2	22.2	—	Interest rate
Customer deposits	433.5	433.5	—	431.4	431.4	—	Interest rate
Settlement balances	1.7	—	1.7	6.6	—	6.6	Settlement
Trading liabilities	54.7	0.2	54.5	53.6	—	53.6
Repos	30.6	—	30.6	26.9	—	26.9	Interest rate
Short positions	10.5	—	10.5	9.8	—	9.8	Interest rate, credit spreads
Other	13.6	0.2	13.4	16.9	—	16.9	Interest rate
Derivatives	72.1	1.0	71.1	72.4	1.2	71.2	Interest rate, credit spreads
Other financial liabilities	61.1	61.1	—	55.1	55.0	0.1	Interest rate
Subordinated liabilities	6.1	6.1	—	5.7	5.7	—	Interest rate
Notes in circulation	3.3	3.3	—	3.2	3.2	—	Interest rate
Other liabilities	4.6	4.6	—	5.3	5.3	—
Total liabilities	668.6	541.3	127.3	655.5	524.0	131.5

(1)	Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded market risk VaR and fair value calculations. For more information refer to the non-traded market risk section.
(2)	Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section.
(3)	Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

NatWest Group Annual Report on Form 20-F 2024	141

Pension risk

Definition

Pension risk is defined as the inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.

Sources of risk

NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk with £29.5 billion of assets and £24.5 billion of liabilities at 31 December 2024 (2023 – £33.6 billion of assets and £26.5 billion of liabilities). Refer to Note 5 to the consolidated financial statements, for further details on NatWest Group’s pension obligations, including sensitivities to the main risk factors.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation.

During 2024, the Trustee of NatWest Group’s largest scheme (the Main section of the NatWest Group Pension Fund) completed buy-in transactions with a third-party insurer (buy-in asset valued at £8.0 billion under IAS 19, covering around a third of the defined benefit obligation attributable to the Main section). Under the buy-in insurance contracts, the insurer makes payments to the scheme to cover pension benefits paid to members. As a result, the insured portion of the scheme is protected against all material longevity and investment risks. These risks have been replaced with the risk that the insurer defaults on payments due to the scheme. The uninsured scheme assets continue to vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. NatWest Group is therefore still exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due.

In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

During 2024, the Court of Appeal upheld the initial High Court ruling in respect of Virgin Media v NTL Pension Trustees II Limited (and others), calling into question the validity of rule amendments made to defined benefit pension schemes contracted-out on a Reference Scheme Test basis between 6 April 1997 and 5 April 2016. Amendments to these pension schemes over this time required confirmation from the Scheme Actuary that the Reference Scheme Test would continue to be met. In the absence of such a confirmation, the Rule amendment would be void.

There were no other developments on this matter as further disclosed in Note 5 to the consolidated financial statements since last year and it will be kept under review.

Key developments in 2024

–	As mentioned previously, during the year, the Trustee of the Main section of the NatWest Group Pension Fund completed partial buy-in transactions, passing longevity and investment risk for the insured portion of the scheme to an insurer.
–	The 31 December 2023 triennial valuation for the Main section was completed during 2024 with no requirement for any deficit contributions. Given the strong funding level, it was also agreed that employer future service contributions would cease from 1 January 2025. Contributions in respect of administrative expenses will continue.

Governance

Chaired by the Chief Financial Officer, the Asset & Liability Management Committee is a key component of NatWest Group’s approach to managing pension risk. It considers the pension impact of the capital plan for NatWest Group and reviews the performance of NatWest Group’s material pension funds and other issues material to NatWest Group’s pension strategy. It also considers investment strategy proposals from the Trustee of the Main section. The Board reviews and, as appropriate, approves any material pension strategy proposals.

NatWest Group Annual Report on Form 20-F 2024	142

Pension risk continued

Risk appetite

Pension risk appetite is approved by the Board. NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has a pension risk appetite statement incorporating defined metrics against which risk is measured that is reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

Policies and standards are in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the enterprise-wide risk management framework, is also in place and is subject to associated framework controls.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant pension risk matters are escalated through the Executive Risk Committee, Asset & Liability Management Committee and Board Risk Committee as appropriate and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Monitoring and measurement

Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee, whilst the Asset & Liability Management Committee receives updates on the performance of NatWest Group’s material pension funds. Relevant pension risk matters are escalated to the Board as applicable. NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year.

These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes.

The results of the stress tests and their consequential impact on NatWest Group’s balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results. NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises. The financial strength of the third-party insurer is monitored on a periodic basis by the Trustee and NatWest Group.

Mitigation

The Main section is now well-protected against interest rate and inflation risks following risk mitigation measures taken by the Trustee in recent years. This includes buy-in transactions completed during 2024, resulting in a low investment risk for the scheme.

If, in an extreme scenario, the insurer was unable to make payments due to the scheme under the buy-in insurance contracts, NatWest Group would continue to be responsible for financially supporting the scheme to meet pension benefits. However, there are strong mitigations in place against this risk, in particular the insurance regulatory regime.

The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global economy and invests, where return justifies the risk, in sectors that reduce the world’s reliance on fossil fuels, or that may otherwise promote environmental benefits.

Further details regarding the Main section Trustee’s approach to managing climate change risk can be found in its Responsible Ownership Policy, its net zero commitment and its climate disclosures produced on an annual basis, as required by The Occupational Pension Schemes (Climate Change Governance and Reporting) Regulations 2021.

NatWest Group Annual Report on Form 20-F 2024	143

Compliance and conduct risk

Definition

Compliance risk is the risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

Conduct risk is the risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to poor or inappropriate customer outcomes. The consequences of failing to meet compliance and/or conduct responsibilities can be significant and could result, for example, in legal action, regulatory enforcement, material financial loss and/or reputational damage.

Sources of risk

Compliance and conduct risks exist across all stages of NatWest Group’s relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential inside information.

As set out in Note 25 to the consolidated financial statements, members of NatWest Group are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2024

–	Further enhancements were made to the compliance and conduct framework, with the risk toolkits, risk standards and regulatory compliance operational policy framework being embedded throughout the year. Business areas also completed self-assessments against the Conduct Risk policy and Regulatory Compliance Risk policy to ensure risks are being measured and managed accurately and effectively.
–	The NatWest Group-wide programme continued to make significant progress, with the second phase of Consumer Duty rules having come into force on 31 July 2024. Activity is now centred around embedding the requirements of the Duty, utilising improved data and analysis for reporting on good customer outcomes, and ensuring a consistent NatWest Group-wide approach to customer communications.
–	In line with a NWM plea agreement with the US Department of Justice (DoJ) regarding historical spoofing conduct by former employees, an independent monitor was appointed in 2022. Now into the second year of the Monitorship, work continues to implement the enhancements recommended by the Monitor.
–	The FCA Access To Cash Sourcebook (ATCS) was published in July 2024, with an implementation date of 18 September 2024. Following its publication, the branch closure programme paused its ongoing closures to conduct a comprehensive assessment of cash access services in any affected local areas. This included notifying impacted customers and, where necessary, completing additional actions before the closures took effect. Future proposed closures will be evaluated in accordance with ATCS requirements.

NatWest Group Annual Report on Form 20-F 2024	144

Compliance and conduct risk continued

Governance

NatWest Group defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework.

To support ongoing oversight of the management of the compliance and conduct risk profile, there are a number of committees in place. These include a Consumer Duty Executive Steering Group and conflicts of interest meetings across both the first and second lines of defence.

Risk appetite

Regulatory compliance risk appetite and conduct risk appetite are approved by the Board. The risk appetite statement and associated measures for Compliance and Conduct risks are reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans.

A range of controls is operated to ensure the business delivers good customer outcomes and is conducted in accordance with legal and regulatory requirements. A suite of risk policies, risk standards and regulatory compliance operational policies addressing compliance and conduct risks set appropriate standards across NatWest Group.

Examples of these include those relating to product mis-selling, customers in vulnerable situations, complaints management, cross-border activities and market abuse. Continuous monitoring and targeted assurance are carried out as appropriate.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee and the Board. Relevant compliance and conduct risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Monitoring and measurement

Compliance and conduct risks are measured and managed through continuous assessment and regular reporting to NatWest Group’s senior risk committees and at Board level. The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes.

The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into NatWest Group’s strategic planning cycle.

Mitigation

Activity to mitigate the most material compliance and conduct risks is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, conflicts of interest management, market conduct surveillance, complaints management, mapping of priority regulatory requirements and independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group.

NatWest Group Annual Report on Form 20-F 2024	145

Financial crime risk

Definition

Financial crime risk is the risk that NatWest Group’s products, services, employees and/or third parties are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.

Sources of risk

Financial crime risk may be present if NatWest Group’s customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group’s products or services are used intentionally or unintentionally to facilitate such crime. Financial crime risk is an inherent risk across all lines of business.

Key developments in 2024

–	Continued significant investment was made to support the delivery of a multi-year transformation plan across financial crime risk management.
–	Enhancements were made to technology, data quality, and data analytics to improve the effectiveness of systems used to monitor customers and transactions.
–	Financial crime roadshows and events were held throughout the year to further embed financial crime risk management culture and behaviours.
–	There was active participation in public/private partnerships including the Joint Money Laundering Intelligence Taskforce and Data Fusion. In 2024, NatWest Group (together with seven other UK Banks) shared datasets with the National Crime Agency (NCA) and seconded staff to the NCA to form a joint public/private intelligence team to work on the resulting risks identified, for reporting to law enforcement. This is a joint project, governed equally by the banks and the NCA, that has directly advanced high priority organised crime investigations and identified new criminal networks exploiting the UK’s financial system.

Governance

The Financial Crime Executive Steering Group, which is jointly chaired by the Chief Risk Officer and the Group Chief Information Officer is the core governance committee for financial crime risk (excluding fraud). It oversees financial crime risk management, operational performance, and transformation matters including decision-making and escalations to the Executive Risk Committee, Board Risk Committee and Executive Committee.

The Fraud Executive Steering Group, which is chaired by the Chief Information Officer, is the core governance committee for fraud. It oversees fraud risk management, operational performance, and investment matters including decision-making and escalations to relevant senior committees.

NatWest Group Annual Report on Form 20-F 2024	146

Financial crime risk continued

Risk appetite

Financial crime risk appetite is approved by the Board. The risk appetite statements and associated measures for financial crime risk are reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

There is no appetite to operate in an environment where systems and controls do not enable the effective identification, assessment, monitoring, management and mitigation of financial crime risk.

NatWest Group’s systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses.

NatWest Group operates a framework with preventative and detective controls designed to mitigate the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and guidance to ensure they operate effectively.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant financial crime risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

Monitoring and measurement

Financial crime risks are identified and reported through continuous risk management and regular reporting to senior risk committees and the Board Risk Committee. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within risk appetite.

Mitigation

Through the financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions. Centralised expertise is available to detect and disrupt threats to NatWest Group and its customers.

Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives.

NatWest Group Annual Report on Form 20-F 2024	147

Climate and nature risk

Definition

Climate and nature risk is the threat of financial loss or adverse non-financial impacts associated with climate change and nature loss respectively and the political, economic and environmental responses to it.

Sources of risk

Physical risks may arise from climate events such as heatwaves, droughts, floods, storms and nature-related events such as land or air pollution. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. NatWest Group could be exposed to physical risks directly by the effects on its property portfolio and, indirectly, by the impacts on the wider economy as well as on the property, business interests and supply chains of its customers.

Transition risks may arise from the process of adjustment towards a low-carbon, nature restored economy. Changes in policy, technology and sentiment could prompt reassessment of customers’ financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation of its own operations as well as supply chain disruption leading to financial impacts. Potential indirect effects include the impact on the wider economy, including on customers, which may erode NatWest Group’s competitiveness and profitability, as well as threaten reputational damage.

Liability risks may arise should stakeholders consider NatWest Group’s climate and nature risk management practices and disclosures insufficient, and responsible for or attributable to, stakeholders’ losses. On the other hand, liability risks may also arise where some jurisdictions believe financial institutions have taken their sustainability-related initiatives too far, with some imposing sanctions in these circumstances.

As climate and nature risk is both a principal risk within NatWest Group’s EWRMF, and a cross cutting risk, which impacts other principal risks, NatWest Group periodically refreshes its assessment of the relative impact of climate-related risk factors to other principal risks, where NatWest Group’s exposure to a principal risk could be taken outside of appetite due to climate-related risk factors. In identifying climate-related risks and opportunities to NatWest Group, the period in which each is likely to occur, was assessed. Risks and opportunities deemed material to the five-year financial planning cycle were viewed as short-term. Aligned with the guidance of the Science Based Targets initiative for financial institutions, long-term was defined as beyond 15 years, while medium-term was defined as within the next five to 15 years(1).

NatWest Group Annual Report on Form 20-F 2024	148

Climate and nature risk continued

Sources of risk continued

The outcome of the latest assessment of the relative impact of climate-related risk factors to other principal risks is included in the table that follows. All principal risks in the table were identified as potentially impacted by climate risk, over short, medium and long-term time horizons.

Risk type	Risks to NatWest Group	Drivers	Identification and assessment
Credit risk

From the adverse impact on future credit worthiness of customers due to climate change risk factors impacting asset valuation, income and costs, for example, from increased flooding events. Mitigants include the use of operational limits in the residential mortgage portfolio (refer to page 60 of the NatWest Group plc 2024 Sustainability Report for more details) and the inclusion of climate considerations in sector strategy within the commercial portfolio.

		Physical: acute, chronic(2) Transition: government policy and legislation, market, technology, reputation	Scenario analysis Portfolio level assessments Transaction level assessments
Compliance risk

Due to the need for NatWest Group to ‘observe the letter and spirit’ of all applicable laws and regulations relating to climate. Mitigants include the introduction of an environmental, social and governance regulatory compliance operational policy to give guidance on relevant regulatory expectations.

		Physical: acute, chronic(2) Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Transaction level assessments
Conduct risk

Due to poor customer outcomes arising from the impacts of climate change including changes to financial stability or general wellbeing, which will either be supported or exacerbated by NatWest Group’s conduct. Mitigants include additional checks on sustainability claims and applying product flaw controls.

		Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Scenario analysis Transaction level assessments
Operational risk	Due to the increased likelihood and potential impact of business disruption or arising from new and changing policy standards. Mitigants include resilience and disclosure controls.	Physical: acute, chronic(2) Transition: government policy and legislation, market, technology, reputation	Scenario analysis Transaction level assessments
Reputational risk

Due to the risk of damage to NatWest Group’s reputation arising from perceived impact on climate change or adequacy of actions taken in response when compared against ambitions and progress made by peers. Mitigants include the environmental, social and ethical risk framework.

		Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Portfolio level assessments Transaction level assessments

(1)	NatWest Group’s climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to ‘short’, ‘medium’ and ‘long-term’ in climate reporting are not indicative of the meaning of similar terms used in NatWest Group’s other disclosures.
(2)	Acute – event-driven such as increased severity of extreme weather events (for example, storms, droughts, floods, and fires) or water, land or air pollution. Chronic – longer-term shifts in precipitation and temperature and increased variability in weather patterns (for example, sea level rise) or biodiversity loss.

NatWest Group Annual Report on Form 20-F 2024	149

Climate and nature risk continued

Key developments in 2024

The effective management of climate and nature risk requires the full integration of climate-related risk factors into strategic planning, transactions and decision-making. The approach has evolved since 2021 alongside NatWest Group’s ongoing, multi-year progressive pathway to mature climate risk management capabilities, and in 2024:

–	NatWest Group continued to enhance its in-house climate risk modelling capabilities, supporting the integration of climate risk within its capital adequacy (ICAAP), impairment (IFRS 9) and risk management processes.
–	NatWest Group partnered with climate experts from the University of Exeter to create bespoke climate risk scenario narratives that explore the range of physical and transition risks which could impact NatWest Group and its customers over the next five to ten years. These narratives are being used to inform the scenarios used by NatWest Group for a range of processes, as well as to enhance the overall understanding of the scale and complexity of near-term climate risks. Further details of the outcomes of NatWest Group’s latest climate-related scenario analysis can be found in the NatWest Group plc 2024 Sustainability Report.
–	NatWest Group began to roll out Climate Decisioning Framework (CDF) tools. These comprise climate risk scorecards and climate transition plan assessment tools. The roll-out was completed on a test and learn basis and the scorecard outputs do not drive credit risk decision - making as yet.
–	In January 2024, the scope of the climate risk policy was expanded to recognise nature-related risks beyond climate change. NatWest Group’s capability to manage climate risks is more mature than its capability to manage nature-related risks.
–	Building on activity in 2023, NatWest Group enhanced its understanding of nature risks by completing a pilot Locate, Evaluate, Assess and Prepare (LEAP) assessment as recommended by the Taskforce on Nature-related Financial Disclosures. The pilot focused on a deep dive of three sectors in the Non-Personal portfolio.

Governance

The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group’s overall business strategy and risk appetite.

Risk appetite statements and associated measures are reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

The Chief Risk Officer shares accountability with the Chief Executive Officer under the Senior Managers Regime for identifying and managing the financial risks arising from climate change. This includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks and policies, and that NatWest Group can identify, measure, monitor, manage and report on its exposure to these risks.

During 2024, the Group Executive Committee provided oversight of the latest iteration of NatWest Group’s climate transition plan, progression in establishing partnerships and opportunities including oversight of progress against the NatWest Group climate and sustainable funding and financing target and ensuring the effective management of climate-related risks. Work continued in 2024 to mature NatWest Group’s climate-related risk management capabilities.

The Group Executive Committee will continue to supervise strategic implementation and delivery, supported by the Climate Centre of Excellence, segments and functions.

NatWest Group Annual Report on Form 20-F 2024	150

Climate and nature risk continued

Risk appetite

Climate risk appetite is approved by the Board. Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant climate risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

These risk appetite measures alongside additional segment-specific risk measures were used to inform climate risk reporting to senior risk management forums, linking risk management policies to NatWest Group’s strategic priorities.

Monitoring and measurement

NatWest Group continues to enhance its processes to effectively measure the potential size and scope of climate-related risks, through the three approaches detailed below. The approach to nature-related risks is not as mature as the approach to climate-related risks with the completion of the LEAP pilot being the first step in identifying and assessing nature-related risks.

Scenario analysis

NatWest Group focused on continuing to develop the capabilities to use scenario analysis to identify the most material climate risks for its customers, seeking to harness insights to inform risk management practices and support decision making.

Scenario analysis allows NatWest Group to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise.

NatWest Group recognises a number of potential key use cases for climate scenario analysis, including, but not restricted to, the following:

–	Regulatory stress testing requirements.
–	Portfolio management.
–	Strategic decision-making, capital adequacy and provisioning.

There are various challenges with climate scenario analysis, including in relation to the immaturity of modelling techniques (for example, not picking up tipping points such as the slow down/potential collapse of the Atlantic meridional overturning circulation (AMOC)) and limitations surrounding data on climate-related risks. In addition, there is significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, economic systems, policy and wider society. These risks and uncertainties, coupled with significantly long timeframes, make the outputs of climate-related risk modelling with respect to the potential use cases identified inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

NatWest Group Annual Report on Form 20-F 2024	151

Climate and nature risk continued

Portfolio level assessment

NatWest Group uses a number of tools to undertake portfolio level assessments including operational limits in retail credit risk, stress analysis in market risk and heightened climate-related risk sector assessment in Non - personal credit risk. The latter seeks to identify sectors that are likely to see increased credit risks for NatWest Group because of climate-related factors, over a ten to 15-year horizon. A breakdown is included in the NatWest Group plc 2024 Sustainability Report.

NatWest Group also regularly considers the potential impact of existing and emerging regulatory requirements related to climate change at NatWest Group and subsidiary level, through external horizon scanning and monitoring of emerging regulatory requirements.

Transaction level assessment

Assessments are undertaken which consider anti-greenwashing factors within NatWest Group’s marketing and communications processes. NatWest Group’s suppliers are encouraged to undertake assessments which aim to improve sustainability performance. Within the Non-Personal credit portfolio, NatWest Group uses its initial suite of climate risk scorecards and CDF tools to engage with its customers to support them in better understanding climate-related risks for their business and conduct climate transition plan assessments. In 2024, CDF tools were rolled out on a phased test and learn basis focused on business areas covering large corporates, mid - corporates, commercial real estate, housing associations and some financial institutions customer segments. Through this process, NatWest Group continues to build capability among first and second-line risk colleagues, and a culture where consideration of climate risk is part of the credit journey.

Mitigation

NatWest Group manages and mitigates climate-related risk in the Non-Personal portfolio through:

–	Top-down portfolio assessments, including incorporating climate factors in the overall sector strategy, updating the environmental, social and ethical risk acceptance criteria in response to potential climate-related risks and applying climate-enhanced transaction acceptance standards.
–	Bottom-up transaction assessments, including ensuring enhanced oversight for the largest lending climate transactions and use of qualitative climate risk scorecards, to provide a consistent and structured approach for understanding customer-specific exposure to climate-related risks.

During 2024, Commercial & Institutional continued to enhance pricing frameworks to embed climate considerations. These enable NatWest Group to support businesses to help address the climate challenge and to encourage Commercial & Institutional customers towards more sustainable, transition-aligned transactions.

In the residential mortgage portfolio, lending limits were applied based on climate characteristics, including: (i) exposure to EPC A and B rated properties, (ii) buy-to-let properties with potential EPC between D and G and (iii) flats, new builds and buy-to-let properties at high or very high risk of flood. Additionally, the credit policies do not allow buy-to-let mortgages to properties with an EPC rating between F and G. Limits are continually reviewed to reflect new flood risk data, risk profile and market conditions. Refer to page 82  for a breakdown of Personal exposure by EPC band, and page 81 for a breakdown of Personal exposure at high and very high risk of flooding by region.

NatWest Group continues to participate in a number of industry forums to help shape the financial service industry’s response to the challenges posed by climate risk, including scenario analysis. An example is the Climate Financial Risk Forum, established by the PRA and the FCA.

NatWest Group also continues to engage actively with academia to ensure that best practice and the latest thinking on climate risks is considered within NatWest Group’s work. For example, the work with University of Exeter as described previously.

NatWest Group Annual Report on Form 20-F 2024	152

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, processes, transactions and assets appropriately. This includes human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. It also includes systems failure, theft of NatWest Group property, information loss, the impact of natural or man-made disasters and the threat of cyberattacks. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Key developments in 2024

–	The continued embedding of the enhanced risk and control self-assessment approach with a focus on material operational risks and controls across key end-to-end processes.
–	An enhanced approach to introduce a single risk and control performance assessment has been developed and tested during 2024. This will replace the current Control Environment Certification (CEC) approach from 2025.
–	The automation of data-led insights into the operational risk profile to proactively drive management of the risks and oversight thereof.
–	The embedding of robust operational risk appetite measures which provide comprehensive coverage of the key operational risks.
–	The introduction of an effective and well-defined approach to leverage artificial intelligence to enhance controls articulation and manage controls data quality on an ongoing basis.

Governance

The risk governance arrangements in place for operational risk are aligned to the requirements set out in the Board approved enterprise-wide risk management framework and are consistent with achieving safety, soundness and sustainable risk outcomes.

Aligned to this, a strong operational risk management oversight function is vital to support NatWest Group’s ambitions to serve its customers better. Improved management of operational risk against defined risk appetite is vital for stability and reputational integrity.

To support ongoing oversight of the management of the operational risk profile an Operational Risk Executive Steering Committee is in place. This forum ensures all material operational risks are monitored and managed within appetite. The Board Risk Committee and Board receive updates on the outputs of the Operational Risk Executive Steering Committee as necessary.

Risk appetite

Operational risk appetite is approved by the Board and supports effective management of all operational risks. It expresses the level and types of operational risk NatWest Group is willing to accept to achieve its strategic objectives and business plans. NatWest Group’s operational risk appetite quantitative and qualitative statements encompass the full range of operational risks faced by its legal entities, businesses and functions.

The risk appetite statement and associated measures for operational risk are reviewed at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant operational risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

NatWest Group Annual Report on Form 20-F 2024	153

Operational risk continued

Mitigation

Risks are mitigated by applying key preventative and detective controls. This is an integral step in the risk self-assessment methodology which is used to determine residual risk exposure. Control owners are accountable for the design, execution, performance, and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated.

All residual risks that exceed the target appetite position are subject to action plans to bring them within appetite.

Supporting our understanding of control is the CEC process. This is a bi-annual process, which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks which supports certification that their business or function is compliant with the Internal Control over Financial Reporting (Sarbanes-Oxley Section 404) regulatory requirements and with the requirements of the UK Corporate Governance Code section on Risk Management and Internal Controls.

CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to the Group Audit Committee and Board Risk Committee. They are also shared with external auditors.

Monitoring and measurement

Operational risk is measured and managed through continuous assessment and regular reporting to NatWest Group’s senior risk committees and at Board-level.

Risk and control self-assessments are used across business areas and support functions to identify and assess material non-financial risks (including operational risks, financial crime and conduct risks) and key controls. All risks and controls are mapped to NatWest Group’s risk directory. Risk assessments are refreshed at least every two years or sooner in response to internal and external events to ensure they remain relevant and that they capture any emerging risks.

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

Refer to the Capital, liquidity and funding risk section for the operational risk capital requirement figures.

NatWest Group Annual Report on Form 20-F 2024	154

Operational risk continued

Operational resilience and cybersecurity

NatWest Group manages and monitors operational resilience through its enhanced risk and control self-assessment methodology. This is underpinned by setting and monitoring of forward-looking risk indicators and performance metrics for the operational resilience of important business services. Significant progress has been made in meeting regulatory expectations for operational resilience, with involvement in a number of industry-wide operational resilience forums.

This enables a cross-sector view of the operational resilience risk profile and the pace of ongoing innovation and change, both internally and externally.

NatWest Group operates layered security controls and its architecture is designed to provide inherent protection against threats. This approach avoids reliance on any one type or method of security control. Minimum security control requirements are set out in key risk policies(1), standards, processes and procedures.

Throughout 2024, NatWest Group continued to monitor and manage the threat landscape focusing on:

–	Initial access brokers and nation states – increasingly sophisticated attacks from ransomware gangs and ongoing challenges given the geopolitical tensions that are increasing the likelihood of disruptive cyberattacks.
–	Developments in innovation and technology, assessing the inherent risk and developing appropriate response to mitigate associated risks, for example artificial intelligence and cloud adoption.

As cyberattacks evolve, NatWest Group continues to invest in additional capability designed to defend against emerging risks.

Event and loss data management

The operational risk event and loss data management process ensures NatWest Group captures and records operational risk events with financial and non-financial impacts that meet defined criteria. Loss data is used for internal, regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of an Early Event Escalation process. NatWest Group has not experienced a material cybersecurity breach or associated material loss in the last three years.

All financial impacts and recoveries associated with an operational risk event are reported against the date they were recorded in NatWest Group’s financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2024 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance, against specific losses, including cyberattacks, and to comply with statutory or contractual requirements.

(1)	Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

NatWest Group Annual Report on Form 20-F 2024	155

Operational risk continued

Percentage and value of events

At 31 December 2024, due to the release of unutilised conduct-related provisions, the value of losses assigned to the clients, products and business practices (CPBP) event category accounted for a negative 206% of all NWG’s operational risk losses (a positive 72% in 2023).

	Value of events				Volume of events (1)
	£m		Proportion		Proportion
	2024	2023	2024	2023	2024	2023
Fraud - external	43	62	238%	23%	88%	86%
Clients, products and business practices	(37)	199	(206)%	72%	2%	4%
Execution, delivery and process management	8	11	45%	4%	—	—
Employment practices and workplace safety	1	1	8%	—	1%	1%
Technology and infrastructure failures	3	2	15%	1%	8%	8%
Disasters and public safety	—	—	—		1%	1%
	18	275	100%	100%	100%	100%

(1)	The calculation in the table is based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000.

Cybersecurity Risk Management Processes

Our cybersecurity risk management forms an integral part of NatWest Group’s overall enterprise-wide risk management framework (EWRMF) that is designed around a three lines of defence model. Specifically, management of cybersecurity risk is a subset of NatWest Group’s wider operational risk management. To support our cybersecurity risk management, we have information and cybersecurity policies. These policies are reviewed at least annually and benchmarked against industry best practice standards, including the Information Security Forum: Standard Of Good Practice (ISF: SOGP) and relevant publications by competent authorities such as the National Cyber Security Centre (NCSC), to help us identify and remediate any gaps in our controls and procedures. Our policies are also aligned with a number of other international and industry standards, such as ISO 27001 and the National Institute of Standards and Technology Cyber Security Framework. In addition, NatWest Group is certified in Cyber Essentials Plus by the IASME Consortium Ltd (IASME), a recognised government owned scheme operated by the NCSC.

The information and cybersecurity policies form part of our internal process to support NatWest Group’s annual attestation to its management’s assessment of the effectiveness of its internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act.

Our cybersecurity risk management framework is designed to mitigate the impact of cybersecurity threats and incidents. The framework also includes a structured approach for identifying and managing both internal cybersecurity incidents and external incidents impacting our third-party suppliers.

In addition, the framework includes a process for assessing the severity and source of a cybersecurity threat or incident, including in relation to third-party service providers, enabling us to implement mitigating controls as required and to inform NatWest Group’s management and board of directors of any material impact.

The functions of our cybersecurity risk management framework are based on a three lines of defence model:

–	NatWest Group’s first line of defence is responsible for setting NatWest Group’s information and cybersecurity risk management strategy and policies, including: delivering effective and efficient cybersecurity products and services and identifying, considering and assessing material cybersecurity threats on an ongoing basis. As part of the first line of defence we:
a)	continue to invest significant resources in developing and improving our cybersecurity risk management processes and engage third-party service providers to independently review and test these processes at least annually.
b)	support due diligence processes in respect of third-party service providers involved in our supply chain by defining minimum security requirements in line with industry practice that suppliers are contractually bound by. These minimum standards, among others, require suppliers to notify NatWest Group of any material cybersecurity incidents.
c)	educate our employees and customers on cybersecurity threats and incidents on the basis of education and awareness programmes that are designed around the most relevant cybersecurity threats and incidents for NatWest Group. These programmes, including ethical phishing campaigns are reviewed regularly and updated based on changes to the cybersecurity threat landscape. Our employees are also required to participate in annual information security (including cybersecurity) trainings.

NatWest Group Annual Report on Form 20-F 2024	156

Operational risk continued

Cybersecurity Risk Management Processes continued

–	As part of the second line of defence, a dedicated Operational Risk team is responsible for the assessment, identification and management of NatWest Group’s cybersecurity risk and provides regular updates and opinions to senior risk committees of NatWest Group. These include monthly updates and escalations as required to the NatWest Digital X Risk Committee. The Operational Risk team also provides annual opinions to NatWest Group’s Executive Risk Committee and Board Risk Committee.
–	As part of the third line of defence, NatWest Group’s Internal Audit team has a risk-based coverage approach to assess the adequacy of the design and operational effectiveness of key internal controls, governance and risk management, including in connection with cybersecurity risk. The frequency and scope of the internal audit coverage depends on the ongoing assessment of the key risks to NatWest Group.

Cybersecurity threats for 2024

NatWest Group is continuously exposed to cybersecurity threats across its business and supply chain, which are closely monitored by NatWest Group. In the year ended 31 December 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect NatWest Group. However, given the nature of cybersecurity threats, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, refer to the Risk Factors section – “NatWest Group is subject to increasingly sophisticated and frequent cyberattacks”.

Board Cybersecurity Risk Oversight

Board

The Board of Directors (Board) ensures there is a framework of prudent and effective controls which enables risks – including information and cyber security risk - to be assessed and managed. In addition to approving the EWRMF (including NatWest Group’s risk appetite framework) on recommendation from the Group Board Risk Committee, the Board approves the risk appetite for principal risks, including operational risk of which information and cybersecurity is a component. The Board monitors information and cybersecurity performance against risk appetite through the receipt of regular reporting and receives reporting on top and emerging risks, including the likelihood of a cyber-attack. The Board also considers material risks, including information and cybersecurity, and reviews the effectiveness of risk management and internal control systems.

Group Board Risk Committee (BRC)

In relation to information and cybersecurity risk, BRC provides oversight and advice to the Board on current and future risk exposures of NatWest Group and its subsidiaries; future risk profile including risk appetite; the approval and effectiveness of the EWRMF and the internal controls required to manage risk. It approves the enterprise-wide risk management strategy and oversees its effective delivery. BRC reviews all information and cybersecurity risk exposures and management’s recommendations to monitor, control and mitigate such exposures. It also reviews NatWest Group’s information and cybersecurity performance against risk appetite through the receipt of regular reporting, updates on top and emerging risks and updates from the first and second lines of defence and escalates matters to the Board as required.

Management responsible for managing information and cybersecurity risk

NatWest Group’s first line of defence is responsible for setting NatWest Group’s information and cybersecurity risk management strategy, including: delivering effective and efficient cybersecurity products, policies and services and identifying, considering and assessing material cybersecurity threats on an ongoing basis. NatWest Group’s cybersecurity programmes are under the direction of the Chief Information Officer (CIO) who holds regulatory accountability under the Senior Managers and Certification Regime for defining and delivering NatWest Group’s internal technology, infrastructure services and customer operations, including NatWest Group’s IT strategy, cybersecurity, operational continuity, and resilience. The Chief Information Security Officer (CISO) reports to the CIO and receives regular reports from the cybersecurity team under his supervision. The CIO is an established Technology Leader with over 30 years of experience in Financial Services, joining NWG in 2022. Prior to 2022, the CIO spent eight years at Deutsche Bank where he held a number of roles including CIO for the Corporate and Investment Bank, Head of Technology for Financial Crime, CIO for the UK and Group CTO. Prior to joining Deutsche Bank, the CIO drove the technology strategy and innovation agenda for RBS Markets as their CIO and spent the early part of his career at JP Morgan.

The CISO, via the cybersecurity team, monitors the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. The CISO and the cybersecurity team are experienced information security professionals with many years of experience in the information and cyber security industry. Prior to joining NatWest Group, the CISO was a technical director at Communications-Electronics Security Group (now known as the UK’s National Cyber Security Centre) where he advised on securing some of the UK’s most critical assets. He is a member of the Chartered Institute of Information Security (CIISec) and has spoken at a wide range of events on cyber security and related topics.

NatWest Group Annual Report on Form 20-F 2024	157

Model risk

Definition

Model risk is the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions. NatWest Group defines a model as a quantitative method, system, or approach that applies statistical, economic, financial, accounting, mathematical or data science theories, techniques and assumptions to process input data into estimates.

Sources of risk

NatWest Group uses a variety of models in the course of its business activities. Examples include the use of model outputs to support customer decisioning, measuring and assessing risk exposures (including credit, market, and climate risk), calculating regulatory capital and liquidity requirements and automation of operational processes.

Model applications may give rise to different risks depending on the business in which they are used. Model risk is therefore assessed separately for each franchise in addition to the overall assessment made for NatWest Group.

Key developments in 2024

–	NatWest Group remained within model risk appetite throughout 2024.
–	The Model Risk Management Enhancement Programme was set up to support NatWest Group’s response to the PRA’s Supervisory Statement 1/23 (SS1/23). A self-assessment against SS1/23 was completed, reviewed by the Board and submitted to the PRA. Effort was focused on implementing an enhanced model risk management framework, including an expanded model identification exercise and roll-out of a new model tiering approach.
–	Model inventory design changes were carefully delivered to support the implementation of framework enhancements. Focus also continued on improving the completeness and accuracy of model risk data contained within the inventory through enhanced oversight metrics and targeted remediation work.

Governance

A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – model risk owners and model validation leads. Model risk owners are responsible for model approval and ongoing performance monitoring. Model validation leads, in the second line of defence, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model’s tier.

Business and function model management committees are used to escalate model risk matters to senior management where required.

The Model Risk Oversight Committee further enhances model risk governance by providing a platform for executive level discussion on emerging model risks, identification of systemic risks and the evolution of model risk management practices.

Risk appetite

Model risk appetite is approved by the Board. It is set in order to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. The model risk appetite statement and associated measures are reviewed and approved by the Board on the Board Risk Committee’s recommendation at least annually to ensure they remain appropriate and aligned to strategy.

Business areas are responsible for monitoring performance against appetite and remediating models outside appetite.

Performance against risk appetite is reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board. Relevant model risk matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable. For more information, refer to the Governance and remuneration section.

NatWest Group Annual Report on Form 20-F 2024	158

Model risk continued

Monitoring and measurement

Model risk is measured and managed through continuous assessment and regular reporting to NatWest Group’s senior risk committees and at Board level.

Policies, toolkits and model standards related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model.

All models developed for use are assigned a model tier, based on the model’s materiality and complexity. Risk based model tiering is used to prioritise risk management activities throughout the model lifecycle, and to identify and classify those models which pose the highest risk to NatWest Group’s business activities, safety and/or soundness.

Validation of material models is conducted by an independent risk function comprising of skilled, well-informed subject matter experts. This is completed for new models or material amendments to existing models and as part of an ongoing periodic programme to assess model performance. The frequency of periodic revalidation is aligned to the tier of the model. The independent validation focuses on a variety of model features, including model inputs, model processing, model outputs, the implementation of the model and the quality of the ongoing performance monitoring. Independent validation also focuses on the quality and accuracy of the development documentation and the model’s compliance with regulation.

The model materiality combined with the validation rating provides the basis for model risk appetite measures and enables model risk to be robustly monitored and managed across NatWest Group.

Ongoing performance monitoring is conducted by model owners and overseen by the model validators to ensure parameter estimates and model constructs remain fit for purpose, model assumptions remain valid and that models are being used consistently with their intended purpose. This allows timely action to be taken to remediate poor model performance and/or any control gaps or weaknesses.

Mitigation

By their nature – as approximations of reality – model risk is inherent in the use of models. It is managed by refining or redeveloping models where appropriate – due to changes in market conditions, business assumptions or processes – and by applying adjustments to model outputs (either quantitative or based on expert opinion). Enhancements may also be made to the process within which the model output is used in order to further limit risk levels.

NatWest Group Annual Report on Form 20-F 2024	159

Reputational risk

Definition

Reputational risk is defined as the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.

Sources of risk

The three primary drivers of reputational risk are: failure in internal risk management systems, processes or culture; NatWest Group’s actions materially conflicting with stakeholder expectations; and contagion (when NatWest Group’s reputation is damaged by failures in key sectors including NatWest Group’s supply chain or other partnerships).

Key developments in 2024

–	Reputational risk assessment guidance was updated. Colleagues in relevant roles received updated training on key aspects of the policy and framework.
–	Enhancements were made to the environmental, social and ethical (ESE) risk framework, including implementation of the ESE human rights risk acceptance criteria.

Governance

A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk registers are used to manage reputational risks identified within relevant business areas. These are reported to the relevant business executive risk committee.

Material reputational risks to NatWest Group are escalated via the reputational risk register which is reported at every meeting of the Reputational Risk Committee. The Reputational Risk Committee also opines on matters that represent material reputational risks. The Executive and Board Risk Committees oversee the identification and reporting of reputational risk.

Risk appetite

Reputational risk appetite is approved by the Board. NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and associated quantitative measures which are reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

The risk appetite statements and associated measures for reputational risk are reviewed at least annually by the Board on the Board Risk Committee’s recommendation to ensure they remain appropriate and aligned to strategy.

NatWest Group seeks to identify, measure and manage risk aligned to stakeholder trust. However, reputational risk is inherent in NatWest Group’s operating environment and public trust is a specific factor in setting reputational risk appetite.

NatWest Group Annual Report on Form 20-F 2024	160

Reputational risk continued

Monitoring and measurement

Relevant internal and external factors are monitored through regular reporting via reputational risk registers at business or legal entity level. They are escalated, where appropriate, to the relevant business risk committee and, where material, to the Reputational Risk Committee.

Additional principal risk indicators for material risks being monitored are also reported to the Reputational Risk Committee and to the Executive and Board Risk Committees.

Mitigation

Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations.

External events that could cause reputational damage are identified and mitigated through NatWest Group’s top and emerging risks process (where sufficiently material) as well as through the NatWest Group and business - level reputational risk registers.

NatWest Group has in recent years been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in past fines, settlements and public censure. Refer to the Litigation and regulatory matters section of Note 25 to the consolidated financial statements for details of material matters currently affecting NatWest Group.

NatWest Group Annual Report on Form 20-F 2024	161

Financial statements

NatWest Group Annual Report on Form 20-F 2024	162

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NatWest Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NatWest Group plc (the “Group”) as of 31 December 2024 and 2023, the related consolidated income statement, consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended 31 December 2024, the related Accounting policies and Notes 1 to 33, and the information identified as audited in the Risk and capital management section (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 21 February 2025 expressed an unqualified opinion thereon.

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

NatWest Group Annual Report on Form 20-F 2024	163

Report of Independent Registered Public Accounting Firm continued

Description of the matter	How We Addressed the Matter in Our Audit
Estimate of expected credit loss provisions

At 31 December 2024, the Group reported total gross loans – amortised cost and FVOCI of £410.2 billion and associated £3.4 billion of expected credit losses (‘ECL’). As explained more fully in the Accounting policies, the credit risk section of the Risk and capital management section and Note 14 to the consolidated financial statements, ECL is recognised for financial instruments classified as amortised cost or fair value through other comprehensive income. Performing assets are measured at either (i) 12-month ECL (stage 1) or (ii) for those assets that are considered to have a significant increase in credit risk (‘SICR’), lifetime ECL (stage 2). Defaulted assets (stage 3) are also measured at lifetime ECL.

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

We also evaluated the adequacy of the related disclosures provided in the consolidated financial statements.

NatWest Group Annual Report on Form 20-F 2024	164

Report of Independent Registered Public Accounting Firm continued

Description of the Matter	How We Addressed the Matter in Our Audit
Valuation of financial instruments with higher risk characteristics

At 31 December 2024 the Group reported level 3 financial assets of £1.7 billion (2023: £2.0 billion) and level 3 financial liabilities of £0.5 billion (2023: £0.7 billion), which includes financial instruments with higher risk characteristics.

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

We evaluated the design and tested the operating effectiveness of controls relating to financial instrument valuation, which included controls over the bank’s independent price verification process, valuation models governance, collateral management, and income statement analysis.

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

With the assistance of our financial instrument valuation and modelling specialists, we revalued a sample of counterparty level FVAs and CVAs, comparing funding spreads to third party data and independently assessed illiquid CVA inputs. We also tested material product and deal specific adjustments on long-dated derivative portfolios and assessed other information, including trading activity, asset disposals and collateral discrepancies, to evaluate modelling assumptions and inputs.

NatWest Group Annual Report on Form 20-F 2024	165

Report of Independent Registered Public Accounting Firm continued

Description of the Matter	How We Addressed the Matter in Our Audit
Valuation of hard to value pension assets and the defined benefit obligation

At 31 December 2024, the Group reported a net pension asset of £110 million comprising £190 million of schemes in surplus and £80 million of schemes in deficit. As explained in the accounting policies and Note 5 to the consolidated financial statements, the defined benefit obligation is measured on an actuarial basis. The charge to the income statement for pension costs is recognised in operating expenses. Actuarial gains and losses are recognised in other comprehensive income in full in the period in which they arise.

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

We tested the fair value of scheme assets by independently calculating the fair value for a sample of the assets held. We involved our valuation specialists to assess the appropriateness of management’s valuation methodology including the judgements made in determining significant assumptions used in the valuation of complex and illiquid pension assets including the buy-in insurance contracts and the resultant impact of these buy-in transactions on the financial statements. We independently re-priced illiquid and complex assets that had been valued using unobservable market inputs, using alternative pricing sources where available, to evaluate management’s valuations.

We also evaluated the adequacy of the related disclosures provided in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016.

London, United Kingdom

21 February 2025

NatWest Group Annual Report on Form 20-F 2024	166

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NatWest Group plc

Opinion on Internal Control over Financial Reporting

We have audited NatWest Group plc and subsidiaries (the “Group”) internal control over financial reporting as of 31 December 2024, based on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting at 31 December 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2024 and 2023, the related consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2024, the related Accounting policies and Notes 1 to 33, and the information identified as audited in the Risk and capital management section (collectively referred to as the “consolidated financial statements”), and our report dated 21 February 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016.

London, United Kingdom

21 February 2025

NatWest Group Annual Report on Form 20-F 2024	167

Consolidated income statement

For the year ended 31 December 2024

		2024	2023	2022
	Note	£m	£m	£m
Interest receivable		25,187	21,026	12,637
Interest payable		(13,912)	(9,977)	(2,795)
Net interest income	1	11,275	11,049	9,842
Fees and commissions receivable		3,175	2,983	2,915
Fees and commissions payable		(708)	(653)	(623)
Trading income		825	794	1,133
Other operating income		136	579	(111)
Non-interest income	2	3,428	3,703	3,314
Total income		14,703	14,752	13,156
Staff costs		(4,061)	(3,901)	(3,716)
Premises and equipment		(1,211)	(1,153)	(1,112)
Other administrative expenses		(1,819)	(2,008)	(2,026)
Depreciation and amortisation		(1,058)	(934)	(833)
Operating expenses	3	(8,149)	(7,996)	(7,687)
Profit before impairment losses		6,554	6,756	5,469
Impairment losses	14	(359)	(578)	(337)
Operating profit before tax		6,195	6,178	5,132
Tax charge	7	(1,465)	(1,434)	(1,275)
Profit from continuing operations		4,730	4,744	3,857
Profit/(loss) from discontinued operations, net of tax		81	(112)	(262)
Profit for the year		4,811	4,632	3,595

Attributable to:
Ordinary shareholders		4,519	4,394	3,340
Paid-in equity holders		283	242	249
Non-controlling interests		9	(4)	6
		4,811	4,632	3,595

Earnings per ordinary share - continuing operations	8	52.5p	49.2p	36.5p
Earnings per ordinary share - discontinued operations	8	1.0p	(1.2p)	(2.7p)
Total earnings per share attributable to ordinary shareholders - basic (2)	8	53.5p	47.9p	33.8p
Earnings per ordinary share - fully diluted continuing operations	8	52.1p	48.9p	36.2p
Earnings per ordinary share - fully diluted discontinued operations	8	1.0p	(1.2p)	(2.6p)
Total earnings per share attributable to ordinary shareholders - fully diluted	8	53.1p	47.7p	33.6p

(1)	At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.
(2)	In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

NatWest Group Annual Report on Form 20-F 2024	168

Consolidated statement of comprehensive income

For the year ended 31 December 2024

	2024	2023	2022
	£m	£m	£m
Profit for the year	4,811	4,632	3,595
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(166)	(280)	(840)
Changes in fair value of credit in financial liabilities designated at FVTPL	(33)	(39)	50
FVOCI financial assets	6	17	59
Tax	59	79	187
	(134)	(223)	(544)

Items that do qualify for reclassification
FVOCI financial assets	(25)	49	(457)
Cash flow hedges (1)	622	1,208	(3,277)
Currency translation	5	(619)	241
Tax	(178)	(361)	1,067
	424	277	(2,426)
Other comprehensive income/(losses) after tax	290	54	(2,970)
Total comprehensive income for the year	5,101	4,686	625

Attributable to:
Ordinary shareholders	4,809	4,448	370
Paid-in equity holders	283	242	249
Non-controlling interests	9	(4)	6
	5,101	4,686	625

(1)	Refer to footnotes 6 and 7 of the Consolidated statement of changes in equity.

NatWest Group Annual Report on Form 20-F 2024	169

Consolidated balance sheet

As at 31 December 2024

		2024	2023
	Note	£m	£m
Assets
Cash and balances at central banks	9	92,994	104,262
Trading assets	12	48,917	45,551
Derivatives	13	78,406	78,904
Settlement balances		2,085	7,231
Loans to banks - amortised cost	9	6,030	6,914
Loans to customers - amortised cost	9	400,326	381,433
Securities subject to repurchase agreements		13,555	8,764
Other financial assets excluding securities subject to repurchase agreements		49,688	42,338
Other financial assets	15	63,243	51,102
Intangible assets	16	7,588	7,614
Other assets	17	8,396	9,662
Total assets		707,985	692,673

Liabilities
Bank deposits	9	31,452	22,190
Customer deposits	9	433,490	431,377
Settlement balances		1,729	6,645
Trading liabilities	12	54,714	53,636
Derivatives	13	72,082	72,395
Other financial liabilities	18	61,087	55,089
Subordinated liabilities	19	6,136	5,714
Notes in circulation		3,316	3,237
Other liabilities	20	4,601	5,202
Total liabilities		668,607	655,485

Ordinary shareholders' interests		34,070	33,267
Other owners’ interests		5,280	3,890
Owners’ equity	21	39,350	37,157
Non-controlling interests		28	31
Total equity		39,378	37,188

Total liabilities and equity		707,985	692,673

The accounts were approved by the Board of directors on 13 February 2025 and signed on its behalf by:

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray	NatWest Group plc
Chair	Group Chief Executive Officer	Group Chief Financial Officer	Registered No. SC45551

NatWest Group Annual Report on Form 20-F 2024	170

Consolidated statement of changes in equity

For the year ended 31 December 2024

					Other reserves
	Share		Other						Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (8)	earnings	Fair value	hedging (6,7)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders and other equity owners
- continuing operations				4,721					4,721	9	4,730
- discontinued operations				81					81		81

Other comprehensive income
Realised gains in period on FVOCI equity shares				54	(54)				—		—
Remeasurement of retirement benefit schemes				(166)					(166)		(166)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(33)					(33)		(33)
Unrealised losses					(40)				(40)		(40)
Amounts recognised in equity						(872)			(872)		(872)
Retranslation of net assets							(194)		(194)		(194)
Gains on hedges of net assets							122		122		122
Amount transferred from equity to earnings					21	1,494	77		1,592		1,592
Tax				48	19	(166)	(20)		(119)		(119)
Total comprehensive income				4,705	(54)	456	(15)	—	5,092	9	5,101

Transactions with owners
Ordinary share dividends paid				(1,505)					(1,505)	(12)	(1,517)
Paid-in equity dividends paid				(283)					(283)		(283)
Shares repurchased during the period (1,2,3)	(711)		711	(2,176)					(2,176)		(2,176)
Securities issued in the year	—	1,390		—					1,390		1,390
Employee share schemes				17					17		17
Shares vested under employee share schemes			175						175		175
Share-based payments				23					23		23
Own shares acquired (2)			(540)						(540)		(540)
At 31 December 2024	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378

For the notes to this table refer to page 173.

NatWest Group Annual Report on Form 20-F 2024	171

Consolidated statement of changes in equity continued

					Other reserves
	Share		Other						Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (8)	earnings	Fair value	hedging (6,7)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations				4,748					4,748	(4)	4,744
- discontinued operations				(112)					(112)		(112)

Other comprehensive income
Realised gains in period on FVOCI equity shares				1	(1)				—		—
Remeasurement of retirement benefit schemes				(280)					(280)		(280)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(39)					(39)		(39)
Unrealised gains					22				22		22
Amounts recognised in equity						187			187		187
Retranslation of net assets							(239)		(239)		(239)
Gains on hedges of net assets							107		107		107
Amount transferred from equity to earnings (4)					44	1,021	(487)		578		578
Tax				84	(12)	(336)	(18)		(282)		(282)
Total comprehensive income				4,402	53	872	(637)	—	4,690	(4)	4,686

Transactions with owners
Ordinary share dividends paid				(1,456)					(1,456)	(5)	(1,461)
Paid-in equity dividends paid				(242)					(242)		(242)
Shares repurchased during the period (1,2,3)	(856)		856	(2,057)					(2,057)		(2,057)
Employee share schemes				14					14		14
Shares vested under employee share schemes			114						114		114
Share-based payments				(35)					(35)		(35)
Own shares acquired (2)			(359)						(359)		(359)
Acquisition of subsidiary										32	32
At 31 December 2023	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2024	172

Consolidated statement of changes in equity continued

					Other reserves
	Share		Other						Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (8)	earnings	Fair value	hedging (6,7)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	12,629	3,890	351	12,966	269	(395)	1,205	10,881	41,796	7	41,803
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations				3,851					3,851	6	3,857
- discontinued operations				(262)					(262)		(262)

Other comprehensive income
Realised gains in period on FVOCI equity shares				113	(113)				—		—
Remeasurement of retirement benefit schemes				(840)					(840)		(840)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				50					50		50
Unrealised gains					(570)				(570)		(570)
Amounts recognised in equity						(2,973)			(2,973)		(2,973)
Retranslation of net assets							512		512		512
Losses on hedges of net assets							(266)		(266)		(266)
Amount transferred from equity to earnings					172	(304)	(5)		(137)		(137)
Tax				181	140	901	32		1,254		1,254
Total comprehensive income				3,093	(371)	(2,376)	273	—	619	6	625

Transactions with owners
Ordinary share dividends paid				(1,205)					(1,205)	(5)	(1,210)
Special dividends paid				(1,746)					(1,746)	—	(1,746)
Paid-in equity dividends paid				(249)					(249)		(249)
Shares repurchased during the period (1,2,3)	(929)		929	(2,054)					(2,054)		(2,054)
Redemption of preference shares (5)				(750)					(750)		(750)
Employee share schemes				6					6		6
Shares vested under employee share schemes			113						113		113
Share-based payments				(6)					(6)		(6)
Tax on redemption of paid-in equity		—		(36)					(36)		(36)
At 31 December 2022	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496

(1)	NatWest Group plc repurchased and cancelled 173.3 million (2023 – 460.3 million, of which 2.3 million were settled in January 2024, 2022 - 379.3 million) shares. The total consideration of these shares excluding fees was £450.9 million (2023 - £1,151.7 million of which 4.9 million were settled in January 2024, 2022 - £829.3 million), as part of the On Market Share Buyback Programmes. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(2)	In June 2024, there was an agreement to buy 392.4 million (May 2023 – 469.2 million, March 2022 – 549.9 million) ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 316.2 pence per share (May 2023 – 268.4 pence per share, March 2022 – 220.05 pence per share) for the total consideration of £1.2 billion (2023 - £1.3 billion, 2022 - £1.2 billion). NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(3)	In November 2024, there was an agreement to buy 262.6 million ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 380.8p per share for the total consideration of £1,005.0 million. NatWest Group cancelled all the shares. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(4)	Includes £460 million foreign exchange recycled to profit or loss upon completion of a capital repayment by UBIDAC.
(5)	Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of foreign exchange unlocking.
(6)	The change in the cash flow hedging reserve is driven by realised accrued interest transferred into the income statement and an increase in swap rates in the year. The portfolio of hedging instruments are predominantly receive fixed swaps.
(7)	As referred in Note 13, the amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised cost, balances at central banks and customer deposits.
(8)	Other statutory reserves consist of Capital redemption reserves of £3,218 million (2023 - £2,507 million, 2022 - £1,651 million) and Own shares held reserves of £868 million (2023 - £503 million, 2022 - £258 million).

NatWest Group Annual Report on Form 20-F 2024	173

Consolidated cash flow statement

For the year ended 31 December 2024

		2024	2023	2022
	Note	£m	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations		6,195	6,178	5,132
Operating profit/(loss) before tax from discontinued operations		81	(112)	(262)

Adjustments for:
Non-cash and other items	26	4,365	3,208	1,203
Change in operating assets and liabilities	26	(7,267)	(25,679)	(48,447)
Income taxes paid		(1,602)	(1,033)	(1,223)
Net cash flows from operating activities (1,2)		1,772	(17,438)	(43,597)

Cash flows from investing activities
Sale and maturity of other financial assets		41,618	25,195	36,975
Purchase of other financial assets		(53,961)	(44,906)	(23,510)
Income received on other financial assets		1,829	1,099	659
Net movement in business interests and intangible assets	27	(1,919)	4,601	5,420
Sale of property, plant and equipment		198	128	154
Purchase of property, plant and equipment		(464)	(811)	(639)
Net cash flows from investing activities		(12,699)	(14,694)	19,059

Cash flows from financing activities
Issue of paid-in equity		1,390	—	—
Issue of subordinated liabilities		1,386	611	648
Redemption of subordinated liabilities		(999)	(1,250)	(3,693)
Interest paid on subordinated liabilities		(459)	(439)	(374)
Issue of MRELs		5,051	3,973	3,721
Maturity and redemption of MRELs		(2,854)	(4,236)	(4,992)
Interest paid on MRELs		(885)	(844)	(703)
Shares repurchased		(2,716)	(2,416)	(2,054)
Dividends paid		(1,800)	(1,703)	(3,205)
Net cash flows from financing activities		(1,886)	(6,304)	(10,652)

Effects of exchange rate changes on cash and cash equivalents		(1,166)	(1,189)	2,933

Net decrease in cash and cash equivalents		(13,979)	(39,625)	(32,257)
Cash and cash equivalents at 1 January		118,824	158,449	190,706
Cash and cash equivalents at 31 December	29	104,845	118,824	158,449

(1)	Includes interest received of £24,996 million (2023 - £20,345 million, 2022 - £12,638 million) and interest paid of £13,689 million (2023 - £8,871 million, 2022 - £2,357 million).
(2)

The total cash outflow for leases is £95 million (2023 - £122 million; 2022 - £170 million), including payment of principal amount of £79 million (2023 - £102 million, 2022 - £145 million) which are included in the operating activities.

NatWest Group Annual Report on Form 20-F 2024	174

Accounting policies

This section includes the basis of preparation and critical and material accounting policies used to prepare the financial statements.

Our accounting policies are the specific principles, bases, conventions, rules, and practices we apply in preparing and presenting the financial statements. Further information is provided where judgement and estimation is applied to critical accounting policies and key sources of estimation uncertainty.

Future accounting developments details new, or amendments to existing, accounting standards, from when they are effective from and, we are assessing their impact on future financial statements.

1. Presentation of financial statements

NatWest Group plc is incorporated in the UK and registered in Scotland. The financial statements are presented in the functional currency, pounds sterling.

The audited financial statements include these accounting policies, the accompanying notes to the financial statements on pages 184 to 263 and the audited sections of the Risk and capital management section on pages 26 to 161 which together form an integral part of the primary financial statements.

The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved (refer to the Report of the directors) and in accordance with UK - adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The critical and material accounting policies and related judgements are set out below.

The financial statements are presented on an historical cost basis except for certain financial instruments which are stated at fair value.

The effect of the amendments to IFRS effective from 1 January 2024 on our financial statements was immaterial.

We have applied the exception from the accounting requirements for deferred taxes in IAS 12 Income taxes in respect of Pillar 2 income taxes issued by the IASB in May 2023. Accordingly, we have not recognised or disclosed information about deferred tax assets and liabilities related to Pillar 2 income taxes.

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

We apply accounting for associates and joint arrangements to entities where we have significant influence, but not control, over the operating and financial policies. We assess significant influence by reference to a presumption of voting rights of more than 20%, but less than 50%, supplemented by a qualitative assessment of substantive rights which include representation at the Board of Directors and significant exchange of managerial personnel or technology amongst others.

Investments in associates and joint ventures are recorded upon initial recognition at cost and increased or decreased each period by the share of the subsequent levels of profit or loss. Other changes in equity are considered in line with their nature.

The judgements and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results.

NatWest Group Annual Report on Form 20-F 2024	175

Accounting policies continued

How Climate risk affects our accounting judgements and estimates

Business planning

Key financial estimates are based on management's latest five-year revenue and cost forecasts. The outputs from this forecast affect forward-looking accounting estimates. Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. In 2024, our scenario planning was enhanced by the further integration of NatWest Group’s climate transition plan, including the assessment of climate - related risks and opportunities.

Our Climate transition plan includes an assessment of:

-	changes in products, services and business operations to support customer transition towards net zero;
-	financial impacts of supporting customer transition, including investment required. The linkage between our financial plan and our Climate transition plan will continue to be developed and refreshed annually as part of the financial planning cycle;
-	the climate impact of policies, using the UK Climate Change Committee (UK CCC) Balanced Net Zero (BNZ) pathway scenario, aligned with the UK’s Sixth Carbon Budget. In addition, we have used the credibility ratings for sectoral policies provided by the UK CCC 2024 Progress Report, published in July, to the Parliament to develop a BNZ adjusted pathway to reflect estimated time delays of these policies.

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

Information used in other accounting estimates

We make use of reasonable and supportable information to make accounting judgements and estimates. This includes information about the observable effects of the physical and transition risks of climate change on the current creditworthiness of borrowers, asset values and market indicators. Many of the effects arising from climate change will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgements and estimates for the current period. Some physical and transition risks can manifest in the shorter term. The following items represent the most significant effects:

-	The classification of financial instruments linked to climate, or other sustainability indicators. Consideration is given to whether the effect of climate - related terms prevent the instrument cashflows being solely payments of principal and interest.
-	The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

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

Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector - specific risks, and whether additional adjustments are required, includes expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate transition policies may directly affect our positions.

NatWest Group Annual Report on Form 20-F 2024	176

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

Information used for significant estimate

Policy	Judgement	Estimate	Further information
Deferred tax	Determination of whether sufficient sustainable taxable profits will be generated in future years to recover the deferred tax asset.	Our estimates are based on the five - year revenue and cost forecasts (which include inherent uncertainties).	Note 7
Fair value – financial instruments	Classification of a fair value instrument as level 3, where the valuation is driven by unobservable inputs.	Estimation of the fair value, where it is reasonably possible to have alternative assumptions in determining the FV.	Note 10
Loan impairment provisions

Definition of default against which to apply PD, LGD and EAD models. Selection of multiple economic scenarios.Criteria for a significant increase in credit risk. Identification of risks not captured by the models.

ECL estimates contain a number of measurement uncertainties (such as the weighting of multiple economic scenarios) and disclosures include sensitivities to show the impact on other reasonably possible scenarios.

Note 14

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

Deferred tax asset recoverability is based on the level of supporting eligible and available deferred tax liabilities we have and of our future taxable profits. These future taxable profits are based on our five-year revenue and cost forecasts and the expectation of long - term economic growth beyond this period. The five-year forecast takes account of management’s current expectations of competitiveness and profitability. The long - term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

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

NatWest Group Annual Report on Form 20-F 2024	177

Accounting policies continued

Loss allowances are forward-looking, based on 12-month ECL where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses.

ECL is a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is a reduction in the net present value of expected cash flows. Following a significant increase in credit risk, ECL is adjusted from 12 months to lifetime. This will lead to a higher impairment charge.

The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate transition policies may directly affect our positions.

Judgement is exercised as follows:

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

The typical time frames from initial impairment to write-off for our collectively assessed portfolios are:

-	Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively;
-	Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off;
-	Overdrafts and other unsecured loans: write-off occurs within six years;
-	Commercial loans: write-offs are determined in the light of individual circumstances; and uncollateralised impaired business loans are generally written off within five years.

3. Material accounting policies

3.1. Revenue recognition

Interest receivable and payable are recognised in the income statement using the effective interest rate method for all financial instruments measured at amortised cost; debt instruments measured as fair value through other comprehensive income; and the effective part of any related accounting hedging instruments. Finance lease income is recognised at a constant periodic rate of return before tax on the net investment on the lease.

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

NatWest Group Annual Report on Form 20-F 2024	178

Accounting policies continued

3.2. Discontinued operations, held for sale and disposal groups

The results of discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss from discontinued operations, net of tax in the income statement. Comparatives are re - presented for the income statement, cash flow statement, statement of changes in equity and related notes.

An asset or disposal group (assets and liabilities) is classified as held for sale if we will recover its carrying amount principally through a sale transaction rather than through continuing use. It is measured at the lower of its carrying amount or fair value less cost to sell unless the existing measurement provisions of IFRS apply. These are presented as single amounts; comparatives are not re - presented.

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

Variable compensation that is settled in cash or debt instruments is charged to the income statement on a straight-line basis over the period during which services are provided, taking account of forfeiture and clawback criteria. The value of employee services received in exchange for NatWest Group plc shares and share options is recognised as an expense over the vesting period, subject to deferral, clawback, cancellation and forfeiture criteria with a corresponding increase in equity. The fair value of shares granted is the market price adjusted for the expected effect of dividends as employees are not entitled to dividends until shares are vested.

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

We will recognise a liability where a minimum funding requirement exists for any of our defined benefit pension schemes. This reflects agreed minimum funding and the availability of a net surplus as described above.

When estimating the liability for minimum funding requirements we only include contributions that are substantively or contractually agreed and do not include contingent and discretionary features, including dividend-linked contributions or contributions subject to contingent events requiring future verification.

We recognise a net defined benefit asset when the net defined benefit surplus can generate a benefit in the form of a refund or reduction in future contributions to the plan. The net benefit pension asset is recognised at the present value of the benefits that will be available to us excluding interest and the effect of the asset ceiling (if any), excluding interest. Changes in the present value of the net benefit pension asset are recognised immediately in other comprehensive income.

In instances where Trustees have the ability to declare augmented benefits to participants, we do not recognise a defined benefit pension asset and record the surplus immediately in other comprehensive income.

NatWest Group Annual Report on Form 20-F 2024	179

Accounting policies continued

3.4. Intangible assets

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

The assessment of asset impairment is based upon value in use. This represents the value of future cashflows and uses our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management’s current expectations of competitiveness and profitability, including near-term effects of climate transition risk. The long-term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

NatWest Group Annual Report on Form 20-F 2024	180

Accounting policies continued

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

NatWest Group Annual Report on Form 20-F 2024	181

Accounting policies continued

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

3.10. Capital instruments

We classify a financial instrument that we issue as a financial liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if we evidence a residual interest in our assets after the deduction of liabilities. Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of NatWest Group plc purchased by us (known as treasury shares or own shares held) is deducted from retained earnings. On the cancellation of treasury shares their nominal value is removed from retained earnings and a consequential amount recognised in capital redemption reserve in compliance with the Companies Act 2006.

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

NatWest Group Annual Report on Form 20-F 2024	182

Accounting policies continued

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

3.12. Provisions

We recognise a provision for a present obligation resulting from a past event when it is more likely than not that we will be required to pay to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when we have a constructive obligation.An obligation exists when we have a detailed formal plan for the restructuring and have raised a valid expectation in those affected either by starting to implement the plan or by announcing its main features.

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

4. Future accounting developments

International Financial Reporting Standards

Effective 1 January 2026

–	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 – Issued May 2024)

Effective 1 January 2027

–	Presentation and Disclosures in Financial Statements (IFRS 18 – Issued April 2024)
–	Subsidiaries without Public Accountability (IFRS 19 – Issued May 2024)

We are assessing the effect of adopting these accounting developments on our financial statements.

NatWest Group Annual Report on Form 20-F 2024	183

Notes to the consolidated financial statements

1 Net interest income

Net interest income is the difference between the interest NatWest Group earns from its interest-bearing assets, such as loans, balances with central banks and other financial assets, and the interest paid on its interest-bearing liabilities, such as deposits and subordinated liabilities.

Interest receivable on financial instruments classified as amortised cost, debt instruments classified as FVOCI and the interest element of the effective portion of any designated hedging relationships are measured using the effective interest rate method, which allocates the interest receivable or interest payable over the expected life of the financial instrument at the rate that exactly discounts all estimated future cash flows to equal the financial instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the financial instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative interest on financial assets is presented in interest payable and negative interest on financial liabilities is presented in interest receivable. Included in interest receivable is finance lease income of £549 million (2023 - £484 million; 2022 - £314 million) which is recognised at a constant periodic rate of return before tax on the net investment.

For accounting policy information refer to Accounting policy 3.1.

	2024	2023	2022
Continuing operations	£m	£m	£m
Balances at central banks and loans to banks - amortised cost	4,047	3,737	1,987
Loans to customers - amortised cost	18,295	15,553	10,085
Other financial assets	2,845	1,736	565
Interest receivable	25,187	21,026	12,637

Bank deposits	1,534	1,039	379
Customer deposits	8,332	5,276	785
Other financial liabilities	3,096	2,977	1,196
Subordinated liabilities	465	464	370
Internal funding of trading businesses	485	221	65
Interest payable	13,912	9,977	2,795
Net interest income	11,275	11,049	9,842

NatWest Group Annual Report on Form 20-F 2024	184

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

Other operating income includes revenue from other operating activities which are not related to the principal activities of the company, such as: share of profit or loss from associates; operating lease income; the profit or loss on the sale of a subsidiary or property, plant and equipment profit or loss on own debt; and changes in the fair value of financial assets and liabilities designated at fair value through profit or loss.

For accounting policy information refer to Accounting policies 3.1 and 3.6.

	2024	2023	2022
Continuing operations	£m	£m	£m
Net fees and commissions (1)	2,467	2,330	2,292
Trading income
Foreign exchange	310	270	305
Interest rate (2)	687	595	752
Credit	(163)	(72)	17
Changes in fair value of own debt and derivative liabilities attributable to own credit risk
- debt securities in issue	(9)	(2)	42
Equities, commodities and other	—	3	17
	825	794	1,133
Other operating income
Gain/(loss) on redemption of own debt	—	3	(161)
Rental income on operating lease assets and investment property	233	234	230
Changes in fair value of financial assets and liabilities designated at fair value through profit or loss (3)	(137)	(150)	17
Changes in fair value of other financial assets at fair value through profit or loss (4)	75	50	(45)
Hedge ineffectiveness	2	52	(20)
Profit/ (loss) on disposal of amortised cost assets and liabilities	5	(5)	(15)
Loss on disposal of fair value through other comprehensive income assets	(19)	(43)	(168)
Profit/ (loss) on sale of property, plant and equipment	31	(21)	(5)
Share of profits/ (losses) of associated entities	19	(9)	(30)
Foreign exchange recycling (losses)/gains	(76)	484	5
Other income (5)	3	(16)	81
	136	579	(111)
	3,428	3,703	3,314

(1)	Refer to Note 4 for further analysis.
(2)	Includes fair value changes on derivatives not designated in a hedge accounting relationship, and gains and losses from structural hedges.
(3)	Includes related derivatives.
(4)	Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(5)	2022 includes £92 million profit from insurance liabilities.

NatWest Group Annual Report on Form 20-F 2024	185

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

For accounting policy information refer to Accounting policies 3.3, 3.4 and 3.5.

	2024	2023	2022
Continuing operations	£m	£m	£m
Salaries	2,477	2,483	2,250
Bonus awards	411	353	334
Temporary and contract costs	162	199	234
Social security costs	371	352	328
Pension costs	311	313	363
- defined benefit schemes (Note 5)	86	122	205
- defined contribution schemes	225	191	158
Other	329	201	207
Staff costs	4,061	3,901	3,716

Premises and equipment	1,211	1,153	1,112
UK bank levy	142	109	101
Depreciation and amortisation (1)	1,058	934	833
Other administrative expenses (2)	1,677	1,899	1,925
Administrative expenses	4,088	4,095	3,971
	8,149	7,996	7,687

(1)Includes depreciation of right of use assets of £103 million (2023 - £104 million; 2022 - £119 million).

(2)Includes litigation and conduct costs, net of amounts recovered. Refer to Note 20 for further details.

The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff,was 60,700 (2023 - 61,500; 2022- 60,000). The average number of temporary employees during 2024 was 1,400 (2023 - 2,100; 2022 - 2,500).

NatWest Group Annual Report on Form 20-F 2024	186

Notes to the consolidated financial statements continued

3 Operating expenses continued

The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows:

Continuing operations	2024	2023	2022
Retail Banking	13,000	14,300	15,100
Private Banking	2,200	2,400	2,300
Commercial & Institutional	12,700	12,400	12,200
Central items & other (1)	31,800	32,500	31,400
Total	59,700	61,600	61,000

UK	40,100	41,500	41,200
India	17,600	16,900	15,700
Poland	800	1,500	1,500
USA	300	300	300
Republic of Ireland	100	400	1,400
Rest of the World	800	1,000	900
Total	59,700	61,600	61,000

(1)	Central items & other includes Ulster Bank RoI. The total number of persons employed in Ulster Bank RoI of 200 (2023 – 500; 2022 – 2,200) includes nil people employed in discontinued operations at 31 December 2024 (2023 – nil; 2022 – 400).

NatWest Group Annual Report on Form 20-F 2024	187

Notes to the consolidated financial statements continued

3 Operating expenses continued

Share-based payments

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Channel Islands, Gibraltar, Isle of Man, Poland and India.	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2025 to 2029
Deferred performance awards	All	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances	2025 to 2032
Long-term incentives (2,3)	Senior employees	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances and/or satisfaction of the pre-vesting assessment and underpins	2025 to 2031
Sharing in Success (4)	All	Awards of ordinary shares and conditional shares	Future continuing employment and achievement of pre-defined measures.	2025

(1)	All awards are subject to discretion of Remuneration Committee.
(2)

Long-term incentives include buy-out awards offered to compensate certain new hires for the loss of forfeited awards from their previous employment. Existing Long - term incentives vest over 3 to 7 years.

(3)	The existing Restricted Share Plan scheme would be replaced by Performance Share Plan in 2025.
(4)	In 2024 16 million shares at total value of £49 million were granted and vested under Sharing in Success.

Sharesave	2024		2023		2022
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	1.59	114	1.63	99	1.61	95
Granted	2.94	24	1.42	43	1.86	25
Exercised	1.52	(32)	1.44	(23)	1.88	(15)
Cancelled	1.60	(5)	1.72	(5)	1.60	(6)
At 31 December	1.93	101	1.59	114	1.63	99

The fair value of Sharesave options granted in 2024 was determined using a pricing model that included: expected volatility of share price determined at the grant date based on historical share price volatility over a period of up to five years; expected option lives that equal the vesting period; estimated dividend yield on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The exercise price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date. When estimating the fair value of the award, the number of shares granted and the prevailing market price as defined on page 138 of exhibit 15.2 are used. The fair value of the award is recognised as services are provided by employees over the vesting period.

Options are exercisable within six months of vesting; 8.9 million options were exercisable at 31 December 2024 (2023 – 19.0 million; 2022 – 5.1 million). The weighted average share price at the date of exercise of options was £4.03 (2023 - £2.20; 2022 - £2.59). At 31 December 2024, exercise prices ranged from £1.42 to £2.94 (2023 - £1.12 to £1.89; 2022 - £1.12 to £2.27) and the remaining average contractual life was 2.35 years (2023 – 2.25 years; 2022 – 2 years). The fair value of options granted in 2024 was £28.3 million (2023 - £27.3 million; 2022 - £22.1 million).

Deferred performance awards	2024		2023		2022
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	76	35	93	46	132	65
Granted	50	23	52	20	46	20
Forfeited	(3)	(1)	(2)	(1)	(4)	(2)
Vested	(57)	(27)	(67)	(30)	(81)	(37)
At 31 December	66	30	76	35	93	46

NatWest Group Annual Report on Form 20-F 2024	188

Notes to the consolidated financial statements continued

3 Operating expenses continued

The awards granted in 2024 vest in equal tranches on the anniversary of the award, predominantly over three years.

Long-term incentives	2024		2023		2022
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	49	23	49	23	44	21
Granted	9	5	11	5	16	7
Vested/exercised	(11)	(5)	(10)	(4)	(10)	(4)
Lapsed	(7)	(4)	(1)	(1)	(1)	(1)
At 31 December	40	19	49	23	49	23

The market value of awards vested/exercised in 2024 was £19.3 million (2023 - £9.5 million; 2022 - £11.7 million).

Bonus awards	2024	2023	Change
	£m	£m	%
March awards (1)	63	43	47%
Deferred cash awards	324	262	24%
Deferred share awards	61	51	20%
Total deferred bonus awards	385	313	23%
Total bonus awards (2)	448	356	26%
Bonus awards as a % of operating profit before tax and bonus awards	7%	5%
Proportion of bonus awards that are deferred
- deferred cash awards	86%	86%
- deferred share awards	14%	14%

Reconciliation of bonus awards to income statement charge

	2024	2023	2022
	£m	£m	£m
Bonus awarded	448	356	370
Less: deferral of charge for amounts awarded for current year	(144)	(114)	(127)
Income statement charge for amounts awarded in current year	304	242	243

Add: current year charge for amounts deferred from prior years	109	115	94
Less: forfeiture of amounts deferred from prior years	(2)	(4)	(3)
Income statement charge for amounts deferred from prior years	107	111	91
Income statement charge for bonus awards (2)	411	353	334

(1)	March cash awards are limited to £2,000 for all employees.
(2)	Excludes other performance-related compensation.

NatWest Group Annual Report on Form 20-F 2024	189

Notes to the consolidated financial statements continued

3 Operating expenses continued

Year in which income statement charge is expected to be taken for deferred bonus awards

	Actual			Expected
					2026
	2022	2023	2024	2025	and beyond
	£m	£m	£m	£m	£m
Bonus awards deferred from 2022 and earlier	94	115	17	8	6
Bonus awards deferred from 2023	—	—	92	8	9
Less: forfeiture of amounts deferred from prior years	(3)	(4)	(2)	—	—
Bonus awards deferred for 2024	—	—	—	122	22
	91	111	107	138	37

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

NatWest Group Annual Report on Form 20-F 2024	190

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

				Central
	Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total
2024	£m	£m	£m	£m	£m
Continuing operations
Net interest income	5,233	645	5,339	58	11,275
Net fees and commissions	408	290	1,765	4	2,467
Other non-interest income	9	34	853	65	961
Total income	5,650	969	7,957	127	14,703
Depreciation and amortisation	(1)	(1)	(154)	(902)	(1,058)
Other operating expenses	(2,936)	(715)	(4,120)	680	(7,091)
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/ (loss)	2,431	264	3,585	(85)	6,195

2023
Continuing operations
Net interest income	5,496	710	5,044	(201)	11,049
Net fees and commissions	427	249	1,654	—	2,330
Other non-interest income	8	31	723	611	1,373
Total income	5,931	990	7,421	410	14,752
Depreciation and amortisation	(1)	(1)	(154)	(778)	(934)
Other operating expenses	(2,827)	(684)	(3,937)	386	(7,062)
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit	2,638	291	3,236	13	6,178
2022
Continuing operations
Net interest income	5,224	777	4,171	(330)	9,842
Net fees and commissions	422	250	1,580	40	2,292
Other non-interest income	—	29	662	331	1,022
Total income	5,646	1,056	6,413	41	13,156
Depreciation and amortisation	—	—	(161)	(672)	(833)
Other operating expenses	(2,593)	(622)	(3,583)	(56)	(6,854)
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132

NatWest Group Annual Report on Form 20-F 2024	191

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Total revenue (1)
				Central
	Retail	Private	Commercial &	items &
	Banking	Banking	Institutional	other	Total
2024	£m	£m	£m	£m	£m
Continuing operations
External	9,041	1,250	14,194	4,838	29,323
Inter-segmental (2)	11	1,538	(1,769)	220	—
Total	9,052	2,788	12,425	5,058	29,323

2023
Continuing operations
External	7,366	1,157	12,519	4,340	25,382
Inter-segmental (2)	5	1,000	(1,602)	597	—
Total	7,371	2,157	10,917	4,937	25,382

2022
Continuing operations
External	5,773	874	7,258	2,669	16,574
Inter-segmental (2)	—	389	(395)	6	—
Total	5,773	1,263	6,863	2,675	16,574

Total income
				Central
	Retail	Private	Commercial &	items &
	Banking	Banking	Institutional	other	Total
2024	£m	£m	£m	£m	£m
Continuing operations
External	4,743	26	8,250	1,684	14,703
Inter-segmental (2)	907	943	(293)	(1,557)	—
Total	5,650	969	7,957	127	14,703

2023
Continuing operations
External	4,170	327	7,730	2,525	14,752
Inter-segmental (2)	1,761	663	(309)	(2,115)	—
Total	5,931	990	7,421	410	14,752

2022
Continuing operations
External	4,956	778	5,920	1,502	13,156
Inter-segmental (2)	690	278	493	(1,461)	—
Total	5,646	1,056	6,413	41	13,156

For the notes to this table refer to page 195.

NatWest Group Annual Report on Form 20-F 2024	192

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Analysis of net fees and commissions

				Central
	Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total
2024	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	322	37	700	—	1,059
- Credit and debit card fees	402	13	261	5	681
- Lending and financing	18	5	771	—	794
- Brokerage	34	9	46	—	89
- Investment management, trustee and fiduciary services	2	235	48	19	304
- Underwriting fees	—	—	155	—	155
- Other	7	11	95	(20)	93
Total	785	310	2,076	4	3,175
Fees and commissions payable	(377)	(20)	(311)	—	(708)
Net fees and commissions	408	290	1,765	4	2,467

2023
Continuing operations
Fees and commissions receivable
- Payment services	324	32	671	3	1,030
- Credit and debit card fees	400	13	260	3	676
- Lending and financing	14	5	709	1	729
- Brokerage	35	6	42	—	83
- Investment management, trustee and fiduciary services	2	209	45	10	266
- Underwriting fees	—	—	123	—	123
- Other	4	5	73	(6)	76
Total	779	270	1,923	11	2,983
Fees and commissions payable	(352)	(21)	(269)	(11)	(653)
Net fees and commissions	427	249	1,654	—	2,330

2022
Continuing operations
Fees and commissions receivable
- Payment services	314	25	642	43	1,024
- Credit and debit card fees	401	15	227	18	661
- Lending and financing	17	8	673	3	701
- Brokerage	43	6	44	—	93
- Investment management, trustee and fiduciary services	4	219	46	—	269
- Underwriting fees	—	—	120	—	120
- Other	—	3	88	(44)	47
Total	779	276	1,840	20	2,915
Fees and commissions payable	(357)	(26)	(260)	20	(623)
Net fees and commissions	422	250	1,580	40	2,292

NatWest Group Annual Report on Form 20-F 2024	193

Notes to the consolidated financial statements continued

4 Segmental analysis continued

	2024		2023		2022
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Retail Banking	232,835	198,795	228,684	191,936	226,375	192,282
Private Banking	28,593	42,603	26,894	37,806	29,867	41,491
Commercial & Institutional	398,750	367,342	384,958	359,766	404,817	383,768
Central items & other	47,807	59,867	52,137	65,977	58,994	66,016
Total	707,985	668,607	692,673	655,485	720,053	683,557

Segmental analysis of goodwill

The total carrying value of goodwill at 31 December 2024 was £5,675 million (2023 - £5,680 million) comprising: Retail Banking £2,607 million (2023 - £2,607 million); Commercial & Institutional £2,904 million (2023 - £2,905 million); Private Banking £9 million (2023 - £9 million) and Central items & other £155 million (2023 – £159 million).

NatWest Group Annual Report on Form 20-F 2024	194

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2024	£m	£m	£m	£m	£m
Continuing operations
Total revenue (1)	28,067	297	857	102	29,323
Interest receivable	24,276	32	859	20	25,187
Interest payable	(13,328)	(63)	(516)	(5)	(13,912)
Net fees and commissions	2,096	108	207	56	2,467
Trading income	648	135	18	24	825
Other operating income	403	(4)	(264)	1	136
Total income (3)	14,095	208	304	96	14,703
Operating profit/(loss) before tax	6,146	75	(151)	125	6,195
Total assets	627,519	25,793	53,392	1,281	707,985
Total liabilities	608,708	23,495	35,602	802	668,607
Contingent liabilities and commitments (4)	132,035	—	7,925	1	139,961

	UK	USA	Europe	RoW	Total
2023	£m	£m	£m	£m	£m
Continuing operations
Total revenue (1)	24,096	167	1,016	103	25,382
Interest receivable	20,192	39	774	21	21,026
Interest payable	(9,500)	(1)	(472)	(4)	(9,977)
Net fees and commissions	2,052	49	172	57	2,330
Trading income	704	66	1	23	794
Other operating income	556	(10)	30	3	579
Total income (3)	14,004	143	505	100	14,752
Operating profit/(loss) before tax	6,196	45	(149)	86	6,178
Total assets	610,831	23,725	56,001	2,116	692,673
Total liabilities	594,250	22,106	37,506	1,623	655,485
Contingent liabilities and commitments (4)	124,298	—	7,561	21	131,880

2022
Continuing operations
Total revenue (1)	15,795	117	558	104	16,574
Interest receivable	12,242	37	344	14	12,637
Interest payable	(2,567)	(2)	(221)	(5)	(2,795)
Net fees and commissions	1,983	44	207	58	2,292
Trading income	1,208	1	(104)	28	1,133
Other operating income	(140)	14	12	3	(111)
Total income (3)	12,726	94	238	98	13,156
Operating (loss)/profit before tax	5,716	(46)	(620)	82	5,132
Total assets	589,758	25,979	101,164	3,152	720,053
Total liabilities	579,476	27,039	75,092	1,950	683,557
Contingent liabilities and commitments (4)	127,854	—	8,965	17	136,836

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.
(2)	Revenue and income from transactions between segments of the group are reported as inter-segment in both the current and comparative information.
(3)	Total income excludes internal service fee income which has been calculated on a cost plus mark-up basis.
(4)	Refer to Note 25 Memorandum items - Contingent liabilities and commitments.

NatWest Group Annual Report on Form 20-F 2024	195

Notes to the consolidated financial statements continued

5 Pensions

NatWest Group operates two types of pension scheme: defined contribution and defined benefit. The defined contribution schemes invest contributions in a choice of funds and the accumulated contributions and investment returns are used by the employee to provide benefits on retirement. There is no legal or constructive obligation for NatWest Group to pay any further contributions or benefits. The defined benefit schemes provide pensions in retirement based on employees’ pensionable salaries and service.

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

Investment strategy

The assets of the Main section represent 90% of all plan assets at 31 December 2024 (2023 - 91%) and are invested as shown below.

Within the non-insured portfolio the Main section employs physical, derivative and non-derivative instruments to achieve a desired asset class exposure and to reduce the section’s interest rate, inflation, and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation. In particular, movements in interest rate and inflation are substantially hedged by the Trustee.

NatWest Group Annual Report on Form 20-F 2024	196

Notes to the consolidated financial statements continued

5 Pensions continued

During 2023, the Trustee completed a buy-in insurance transaction for the AA section of the Group Pension Fund. Further transactions for the Main section were completed during 2024. Each transaction saw a premium paid to an insurer in exchange for a buy-in insurance contract. The contracts provide a stream of cashflows to the Trustee replicating payments due to members, thereby passing material demographic and market risk to the insurer.

At 31 December 2024, the Main section included buy-in insurance contracts covering around a third of the liabilities, while around 99% of AA section liabilities were insured.

The premium for each transaction was determined by the insurer using its pricing basis. Under IAS 19, the value placed on this asset mirrors the valuation of the defined benefit obligations covered, incorporating an assessment of credit risk. Since the insurer’s pricing basis is more conservative than the best-estimate valuation under IAS 19, a material asset loss arises at the outset. However, the asset loss is offset by a corresponding movement in the asset ceiling, meaning the net balance sheet and OCI impacts are neutral. Once the contract has been established, the value of the buy-in insurance contracts will move in line with movements in the defined benefit obligations covered, protecting the scheme against demographic and market risk.

Major classes of plan assets as a percentage of total plan assets of the Main section

	2024			2023
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	%	%	%	%	%	%
Equities	0.1	6.6	6.7	0.1	6.7	6.8
Index-linked bonds	23.6	—	23.6	36.7	—	36.7
Government bonds	9.9	—	9.9	13.3	—	13.3
Corporate and other bonds	14.4	4.1	18.5	19.2	6.4	25.6
Real estate	—	2.4	2.4	—	4.5	4.5
Derivatives	—	0.1	0.1	—	2.7	2.7
Buy-in insurance contracts	—	27.0	27.0	—	—	—
Cash and other assets	—	11.8	11.8	—	10.4	10.4
	48.0	52.0	100.0	69.3	30.7	100.0

The Main section’s holdings of derivative instruments are summarised in the table below:

	2024			2023
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	24	1,548	812	29	1,929	940
Interest rate swaps	57	3,096	3,763	52	3,121	3,394
Currency forwards	8	60	130	13	235	34
Equity and bond call options	—	—	—	—	—	—
Equity and bond put options	—	—	—	—	—	4
Other	1	22	4	1	8	20

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparties, including NWB Plc.

At 31 December 2024, the gross notional value of the swaps was £81 billion (2023 - £81 billion) and had a net positive fair value of £73 million (2023 - £714 million) against which the scheme had posted 85% collateral.

NatWest Group Annual Report on Form 20-F 2024	197

Notes to the consolidated financial statements continued

5 Pensions continued

The schemes do not invest directly in NatWest Group but may have exposure to NatWest Group through indirect holdings. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the regulatory limit of 5% of plan assets.

	Main section				All schemes
		Present value	Asset	Net			Asset
	Fair value	of defined	ceiling/	pension	Fair	Present value	ceiling/	Net
	of plan	benefit	minimum	assets/	value of	of defined	minimum	pension
	assets	obligation (1)	funding	liability	plan assets	benefit obligation (1)	funding	assets (2)
Changes in value of net pension assets/(liability)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	34,016	(24,733)	(9,283)	—	37,598	(27,601)	(9,777)	220
Currency translation and other adjustments	—	—	—	—	(21)	21	4	4
Income statement - operating expenses	1,677	(1,286)	(464)	(73)	1,841	(1,478)	(485)	(122)
Other comprehensive income	(1,042)	(1,737)	2,643	(136)	(1,182)	(1,939)	2,841	(280)
Contributions by employer	209	—	—	209	278	2	—	280
Contributions by plan participants and other scheme members	7	(7)	—	—	12	(12)	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	(50)	50	—	—
Benefits paid	(1,229)	1,229	—	—	(1,365)	1,365	—	—
At 1 January 2024	33,638	(26,534)	(7,104)	—	37,111	(29,592)	(7,417)	102
Currency translation and other adjustments	—	—	—	—	(5)	9	(4)	—
Income statement - operating expenses
Net interest expense	1,589	(1,244)	(341)	4	1,737	(1,374)	(355)	8
Current service cost	—	(72)	—	(72)	—	(99)	—	(99)
Past service cost	—	(3)	—	(3)	—	(3)	—	(3)
Loss on curtailments and settlements	—	—	—	—	—	8	—	8
	1,589	(1,319)	(341)	(71)	1,737	(1,468)	(355)	(86)
Other comprehensive income
Return on plan assets excluding recognised interest income (3)	(4,612)	—	—	(4,612)	(4,860)	—	—	(4,860)
Experience gains and losses	—	13	—	13	—	(3)	—	(3)
Effect of changes in actuarial financial assumptions	—	2,182	—	2,182	—	2,343	—	2,343
Effect of changes in actuarial demographic assumptions	—	(77)	—	(77)	—	(62)	—	(62)
Asset ceiling adjustments (3)	—	—	2,360	2,360	—	—	2,416	2,416
	(4,612)	2,118	2,360	(134)	(4,860)	2,278	2,416	(166)
Contributions by employer (4)	205	—	—	205	250	—	—	250
Contributions by plan participants and other scheme members	7	(7)	—	—	11	(11)	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	(42)	42	—	—
Benefits paid	(1,281)	1,281	—	—	(1,445)	1,455	—	10
At 31 December 2024 (5)	29,546	(24,461)	(5,085)	—	32,757	(27,287)	(5,360)	110

(1)	Defined benefit obligations are subject to annual valuation by independent actuaries.
(2)	NatWest Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that NatWest Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised as the trustees have rights over the use of the surplus. Other NatWest Group schemes that this applies to include the Ulster Bank Pension Scheme (NI) and the NatWest Markets section.
(3)	Buy-in transactions have had a significant, offsetting impact on the ‘Return on plan assets excluding recognised income’ and “Asset ceiling adjustments” line items recognised in OCI.
(4)	NatWest Group expects to make contributions to the Main section of £39 million in 2025.
(5)	During 2024, the Court of Appeal upheld the initial High Court ruling in respect of Virgin Media v NTL Pension Trustees II Limited (and others), calling into question the validity of rule amendments made between 1997 and 2016. In 2023, a selection of amendments from the relevant period judged as material, were reviewed. While uncertainties remain, the review indicated the risk of a change in the defined benefit obligation (DBO) was remote, so no adjustment was made to the DBO value. This position is unchanged at year end.

NatWest Group Annual Report on Form 20-F 2024	198

Notes to the consolidated financial statements continued

5 Pensions continued

	All schemes
	2024	2023
Amounts recognised on the balance sheet	£m	£m
Fund asset at fair value	32,757	37,111
Present value of fund liabilities	(27,287)	(29,592)
Funded status	5,470	7,519
Assets ceiling/minimum funding	(5,360)	(7,417)
	110	102

	2024	2023
Net pension asset/(liability) comprises	£m	£m
Net assets of schemes in surplus (refer to Note 17)	190	201
Net liabilities of schemes in deficit (refer to Note 20)	(80)	(99)
	110	102

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

A full triennial funding valuation of the Main section, effective 31 December 2023, was completed during financial year 2024.

This triennial funding valuation determined the funding level to be 115%, pension liabilities to be £29 billion and the surplus to be £4 billion, all assessed on the agreed funding basis. The average cost of the future service of current members is 21.2% of salary before contributions from those members. Given the strong funding level, it was agreed that future service contributions would cease from 1 January 2025. The sponsor will continue to meet administrative expenses.

The key assumptions used to determine the uninsured funding liabilities were the discount rate, which is determined based on fixed interest swap and gilt yields plus 0.64% per annum, and mortality assumptions, which result in life expectancies of 27.1/29.1 years for male/female pensioners who were age 60 and 28.5/30.6 years from age 60 for males/females who were age 40 at the valuation date.

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

NatWest Group Annual Report on Form 20-F 2024	199

Notes to the consolidated financial statements continued

5 Pensions continued

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial assumptions (1)
	2024	2023
	%	%
Discount rate	5.6	4.8
Inflation assumption (RPI)	3.2	3.1
Rate of increase in salaries	1.8	1.8
Rate of increase in deferred pensions	3.4	3.2
Rate of increase in pensions in payment	2.6	2.4
Lump sum conversion rate at retirement	18.0	18.0

Longevity at age 60:	years	years
Current pensioners
Males	26.5	26.8
Females	28.5	28.6
Future pensioners, currently aged 40
Males	27.5	27.7
Females	29.7	29.5

(1)	The above financial assumptions are long-term assumptions set with reference to the period over which the obligations are expected to be settled.

Discount rate

The IAS 19 valuation uses a single discount rate set by reference to the yield on a basket of high quality sterling corporate bonds.

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

NatWest Group Annual Report on Form 20-F 2024	200

Notes to the consolidated financial statements continued

5 Pensions continued

The weighted average duration of the Main section's defined benefit obligation at 31 December 2024 is 13 years (2023 – 14.0 years). The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2023.

NatWest Group Annual Report on Form 20-F 2024	201

Notes to the consolidated financial statements continued

5 Pensions continued

The table below shows how the present value of the net pension asset of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

	(Decrease)/	(Decrease)/	Increase in
	increase in	increase in	net pension
	value of	value of	(obligations)/
	assets	liabilities	assets
2024	£m	£m	£m
0.5% increase in interest rates/discount rate	(1,554)	(1,529)	(25)
0.25% increase in inflation	648	571	77
0.5% increase in credit spreads	(4)	(1,529)	1,525
Longevity increase of one year	295	832	(537)
0.25% additional rate of increase in pensions in payment	205	605	(400)
Increase in equity values of 10% (1)	199	na	199

2023
0.5% increase in interest rates/discount rate	(2,292)	(1,746)	(546)
0.25% increase in inflation	811	578	233
0.5% increase in credit spreads	(12)	(1,746)	1,734
Longevity increase of one year	na	902	(902)
0.25% additional rate of increase in pensions in payment	na	706	(706)
Increase in equity values of 10% (1)	229	na	229

na = not applicable

(1)	Includes both quoted and private equity.

The table below shows the combined change in defined benefit obligation from larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies
		-2 years	-1 year	No change	+ 1 year	+ 2 years
2024		£bn	£bn	£bn	£bn	£bn
Change in credit spreads	+50 bps	(3.1)	(2.3)	(1.5)	(0.7)	—
	No change	(1.7)	(0.9)	—	0.8	1.7
	-50 bps	(0.2)	0.7	1.7	2.5	3.4

2023
Change in credit spreads	+50 bps	(3.5)	(2.6)	(1.7)	(0.9)	(0.1)
	No change	(1.9)	(0.9)	—	0.9	1.8
	-50 bps	—	1.0	2.0	2.9	3.9

NatWest Group Annual Report on Form 20-F 2024	202

Notes to the consolidated financial statements continued

5 Pensions continued

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

	2024	2023
Membership category	%	%
Active members	6.9	7.5
Deferred members	40.7	41.9
Pensioners and dependants	52.4	50.6
	100.0	100.0

The experience history of NatWest Group schemes is shown below:

	Main section					All schemes
	2024	2023	2022	2021	2020	2024	2023	2022	2021	2020
Experience history of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	29,546	33,638	34,016	52,021	51,323	32,757	37,111	37,598	57,787	57,249
Present value of plan obligations	(24,461)	(26,534)	(24,733)	(42,020)	(43,870)	(27,287)	(29,592)	(27,601)	(46,808)	(48,864)
Net surplus	5,085	7,104	9,283	10,001	7,453	5,470	7,519	9,997	10,979	8,385

Experience (losses)/gains on plan liabilities	13	(1,531)	(2,053)	241	427	(3)	(1,599)	(2,137)	237	455
Experience (losses)/gains on plan assets	(4,612)	(1,042)	(18,180)	841	5,486	(4,860)	(1,182)	(20,326)	872	6,027
Actual return on plan assets	(3,023)	634	(17,248)	1,554	6,422	(3,123)	659	(19,285)	1,667	7,064
Actual return on plan assets	(9.0)%	1.9%	(33.2)%	3.0%	13.8%	(8.4)%	1.8%	(33.4)%	2.9%	13.6%

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

	2024	2023	2022
	£m	£m	£m
Fees payable for:
- the audit of NatWest Group’s annual accounts (1)	5.1	4.9	4.7
- the audit of NatWest Group plc’s subsidiaries (1)	32.5	32.3	31.9
- audit-related assurance services (1,2)	4.2	4.5	3.9
Total audit and audit-related assurance services fees	41.8	41.7	40.5

Other assurance services	1.0	0.7	1.2
Corporate finance services (3)	3.1	0.7	0.5
Total other services	4.1	1.4	1.7

(1)	The 2024 audit fee was approved by the Group Audit Committee. At 31 December 2024, £16 million has been billed and paid in respect of the 2024 NatWest Group audit fees.
(2)

Comprises fees of £1.4 million (2023 - £1.4 million) for reviews of interim financial information and £2.8 million (2023 - £2.8 million) for reports to NatWest Group’s regulators in the UK and overseas.

(3)

Comprises fees of £2.3 million (2023 – nil) in relation to a retail share offering and £0.8 million (2023 - £0.7 million) for work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

NatWest Group Annual Report on Form 20-F 2024	203

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

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years. Deferred tax is explained on page 206.

	2024	2023	2022
Continuing operations	£m	£m	£m
Current tax
Charge for the year	(1,415)	(1,373)	(1,611)
(Under)/over provision in respect of prior years	(145)	(123)	100
	(1,560)	(1,496)	(1,511)
Deferred tax
(Charge)/credit for the year	(343)	(281)	47
UK tax rate change impact	—	—	(10)
Net increase in the carrying value of deferred tax assets in respect of UK, RoI and Netherlands losses	428	385	267
Over/(under) provision in respect of prior years	10	(42)	(68)
Tax charge for the year	(1,465)	(1,434)	(1,275)

NatWest Group Annual Report on Form 20-F 2024	204

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

Current tax for the year ended 31 December 2024 is based on rates of 25% for the standard rate of UK corporation tax and 3% for the UK banking surcharge.

The expected tax charge for the year is calculated by applying the standard UK corporation tax rate of 25% (2023 – 23.5% and 2022 – 19%) to the Operating profit or loss before tax in the income statement.

The actual tax charge differs from the expected tax charge as follows:

	2024	2023	2022
Continuing operations	£m	£m	£m
Expected tax charge	(1,549)	(1,452)	(975)
Losses and temporary differences in year where no deferred tax asset recognised	(18)	(56)	(118)
Foreign profits and losses taxed at other rates	37	10	(62)
Items not allowed for tax:
- losses on disposals and write-downs	(22)	(63)	(10)
- UK bank levy	(31)	(27)	(20)
- regulatory and legal actions	(47)	(1)	(7)
- other disallowable items	(61)	(57)	(51)
Non-taxable items:
- foreign exchange recycling on UBIDAC capital reduction	—	114	—
- RPI-related uplift on index linked gilts	18	6	67
- other non-taxable items	11	20	29
Taxable foreign exchange movements	7	9	(19)
Unrecognised losses brought forward and utilised	33	27	6
Net increase/(decrease) in the carrying value of deferred tax assets in respect of:
- UK losses (2)	378	371	272
- RoI losses	—	(1)	(5)
- Netherlands losses	50	15	—
Banking surcharge	(169)	(236)	(447)
Pillar 2 top-up tax	(20)	—	—
Tax on paid-in equity dividends	53	52	43
UK tax rate change impact	—	—	(10)
Adjustments in respect of prior years (1, 2)	(135)	(165)	32
Actual tax charge	(1,465)	(1,434)	(1,275)

(1)Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities and adjustments to provisions in respect of uncertain tax positions.

(2)Includes a net £61 million benefit from UK group relief and loss relief claims at higher tax rates (refer to the Deferred Tax section below for details of the recent changes in UK tax rates).

NatWest Group Annual Report on Form 20-F 2024	205

Notes to the consolidated financial statements continued

7 Tax continued

Global minimum top-up tax

The Group is subject to the global minimum top-up tax under Pillar Two tax legislation. The top-up tax relates to the Group’s operations in Jersey, Guernsey, Isle of Man and Gibraltar where the statutory tax rate is below 15%. The Group recognised a current tax expense of £20 million related to the top-up tax (2023 - £0 million) which is levied on NatWest Group plc.

The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. In October 2024, Jersey enacted new tax legislation to implement a domestic minimum top-up tax, which is effective from 1 January 2025. As a result, from 2025, The Royal Bank of Scotland International Limited will be liable for the top-up tax in relation to its operations instead of NatWest Group plc.

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

Analysis of deferred tax

	2024	2023
	£m	£m
Deferred tax asset	1,876	1,894
Deferred tax liability	(99)	(141)
Net deferred tax asset	1,777	1,753

		Accelerated			Tax losses
		capital	Expense	Financial	carried
	Pension	allowances	provisions	instruments (1)	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	(23)	75	82	805	952	60	1,951
(Charge)/credit to income statement:
- continuing operations	(1)	1	(21)	(16)	67	32	62
- discontinued operations	—	—	—	—	—	—	—
Credit/(charge) to other comprehensive income	8	—	—	(249)	—	(17)	(258)
Currency translation and other adjustments	—	—	—	(2)	—	—	(2)
At 1 January 2024	(16)	76	61	538	1,019	75	1,753
Credit/(charge) to income statement:
- continuing operations	3	85	16	(57)	90	(42)	95
- discontinued operations	—	—	—	—	—	—	—
(Charge)/credit to other comprehensive income	(15)	—	—	(77)	—	26	(66)
Currency translation and other adjustments	(1)	—	—	(1)	(3)	—	(5)
At 31 December 2024	(29)	161	77	403	1,106	59	1,777

(1)	The in-year movement predominantly relates to cash flow hedges.

NatWest Group Annual Report on Form 20-F 2024	206

Notes to the consolidated financial statements continued

7 Tax continued

Deferred tax assets in respect of carried forward tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2024	2023
	£m	£m
UK tax losses carried forward
- NWM Plc	—	—
- NWB Plc	333	362
- RBS plc	685	597
Total	1,018	959
Overseas tax losses carried forward
- UBIDAC	5	5
- NWM N.V.	83	55
	1,106	1,019

Critical accounting policy: Deferred tax

NatWest Group has recognised a deferred tax asset of £1,876 million (2023 - £1,894 million) and a deferred tax liability of £99 million (2023 - £141 million). These include amounts recognised in respect of UK and overseas tax losses of £1,106 million (2023 - £1,019 million).

The main UK corporation tax increased from 19% to 25%, and the UK banking surcharge decreased from 8% to 3%, from 1 April 2023.

Judgement – NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management’s estimates, sufficient sustainable taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimates – For entities with mature business models and a longer track record of profitability and stable earnings, these estimates are partly based on forecast performance beyond the horizon for management’s detailed plans. They have regard to inherent uncertainties. The deferred tax assets in NWM Plc and UBIDAC are supported substantially by future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2024.

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge rate introduced by The Finance (No. 2) Act 2015.

NWM Plc - No deferred tax assets have been recognised at 31 December 2024 (2023 – nil). The basis of recognition in NWM plc is by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2024. Losses of £5,520 million have not been recognised in the deferred tax balance at 31 December 2024.

NWB Plc – A deferred tax asset of £333 million (2023 - £362 million) has been recognised in respect of losses of £1,333 million of total losses of £2,195 million carried forward at 31 December 2024. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. NWB Plc returned to tax profitability during 2015, and based on a seven year recovery period, expects the deferred tax asset to be utilised against future taxable profits by the end of 2031.

RBS plc – A deferred tax asset of £685 million (2023 - £597 million) has been recognised in respect of losses of £2,740 million of total losses of £2,948 million carried forward at 31 December 2024. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. Based on a 7 - year recovery period, RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2031.

Overseas tax losses

UBIDAC – A deferred tax asset of £5 million (2023 - £5 million) has been recognised in respect of losses of £40 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2024.

NatWest Group Annual Report on Form 20-F 2024	207

Notes to the consolidated financial statements continued

7 Tax continued

NatWest Markets N.V. (NWM N.V.) - A deferred tax asset of £83 million (2023 - £55 million) has been recognised in respect of losses of £322 million of total losses of £2,308 million carried forward at 31 December 2024. NWM N.V. Group considers it to be probable, based on its 5 - year budget forecast, that future taxable profits will be available against which the tax losses and tax credits can be partially utilised. The tax losses and the tax credits have no expiry date.

Unrecognised deferred tax

Deferred tax assets of £4,960 million (2023 - £5,168 million; 2022 - £5,534 million) have not been recognised in respect of tax losses and other deductible temporary differences carried forward of £23,238 million (2023 - £24,438 million; 2022 - £25,742 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other deductible temporary differences, £4,535 million expire after 10 years. The balance of tax losses and other deductible temporary differences carried forward has no expiry date.

Deferred tax liabilities of £269 million (2023 - £256 million; 2022 - £257 million) on aggregate underlying temporary differences of £1,241 million (2023 - £1,005 million; 2022 - £1,010 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. UK tax legislation largely exempts from UK tax overseas dividends received.

8 Earnings per share

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

	2024	2023	2022
	£m	£m	£m
Earnings
Profit from continuing operations attributable to ordinary shareholders	4,438	4,506	3,602
Profit/(loss) from discontinued operations attributable to ordinary shareholders	81	(112)	(262)
Profit attributable to ordinary shareholders	4,519	4,394	3,340

Weighted average number of shares (millions)
Weighted average number of ordinary shares outstanding during the year (1)	8,450	9,164	9,872
Effect of dilutive share options and convertible securities	66	55	57
Diluted weighted average number of ordinary shares outstanding during the year	8,516	9,219	9,929

Earnings per ordinary share - continuing operations	52.5p	49.2p	36.5p
Earnings per ordinary share - discontinued operations	1.0p	(1.2p)	(2.7p)
Total earnings per share attributable to ordinary shareholders - basic (2)	53.5p	47.9p	33.8p
Earnings per ordinary share - fully diluted continuing operations	52.1p	48.9p	36.2p
Earnings per ordinary share - fully diluted discontinued operations	1.0p	(1.2p)	(2.6p)
Total earnings per share attributable to ordinary shareholders - fully diluted	53.1p	47.7p	33.6p

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

NatWest Group Annual Report on Form 20-F 2024	208

Notes to the consolidated financial statements continued

9 Financial instruments – classification

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

-	The business model criteria is assessed at a portfolio level to determine whether assets are classified as held to collect or held to collect and sell. Information that is considered in determining the applicable business model includes: the portfolio’s policies and objectives; how the performance and risks of the portfolio are managed, evaluated and reported to management; and the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for sales.
-	The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent solely payments of principal and interest (SPPI). A level of judgement is made in assessing terms that could change the contractual cash flows so that it would not meet the condition for SPPI, including contingent and leverage features, non-recourse arrangements and features that could modify the time value of money.

For accounting policy information refer to Accounting policies 3.8, 3.9 and 3.11.

NatWest Group Annual Report on Form 20-F 2024	209

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

				Amortised	Other
	MFVTPL	DFV	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m	£m
Cash and balances at central banks				92,994		92,994
Trading assets	48,917					48,917
Derivatives (1)	78,406					78,406
Settlement balances				2,085		2,085
Loans to bank - amortised cost (2)				6,030		6,030
Loans to customers - amortised cost (3)				400,326		400,326
Other financial assets	798	5	37,843	24,597		63,243
Intangible assets					7,588	7,588
Other assets (4)					8,396	8,396
31 December 2024	128,121	5	37,843	526,032	15,984	707,985

Cash and balances at central banks				104,262		104,262
Trading assets	45,551					45,551
Derivatives (1)	78,904					78,904
Settlement balances				7,231		7,231
Loans to bank - amortised cost (2)				6,914		6,914
Loans to customers - amortised cost (3)				381,433		381,433
Other financial assets	703	5	28,699	21,695		51,102
Intangible assets					7,614	7,614
Other assets (4)					9,662	9,662
31 December 2023	125,158	5	28,699	521,535	17,276	692,673

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2024	210

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (5)	—	—	31,452	—	31,452
Customer deposits	—	—	433,490	—	433,490
Settlement balances	—	—	1,729	—	1,729
Trading liabilities	54,714	—	—	—	54,714
Derivatives (1)	72,082	—	—	—	72,082
Other financial liabilities (6)	—	3,548	57,539	—	61,087
Subordinated liabilities	—	234	5,902	—	6,136
Notes in circulation	—	—	3,316	—	3,316
Other liabilities (7)	—	—	684	3,917	4,601
31 December 2024	126,796	3,782	534,112	3,917	668,607

Bank deposits (5)	—	—	22,190	—	22,190
Customer deposits	—	—	431,377	—	431,377
Settlement balances	—	—	6,645	—	6,645
Trading liabilities	53,636	—	—	—	53,636
Derivatives (1)	72,395	—	—	—	72,395
Other financial liabilities (6)	—	2,888	52,201	—	55,089
Subordinated liabilities	—	237	5,477	—	5,714
Notes in circulation	—	—	3,237	—	3,237
Other liabilities (7)	—	—	748	4,454	5,202
31 December 2023	126,031	3,125	521,875	4,454	655,485

(1)	Includes net hedging derivatives assets of £118 million (2023 - £114 million) and net hedging derivatives liabilities of £464 million (2023 - £270 million).
(2)	Includes items in the course of collection from other banks of £59 million (2023 - £255 million).
(3)	Includes finance lease receivables of £8,998 million (2023 - £8,731 million).
(4)	Includes assets of disposal groups held at FVTPL of nil (2023 - £841 million). The portfolio is classified as level 3 in the fair value hierarchy.
(5)	Includes items in the course of transmission to other banks of £136 million (2023 - £92 million).
(6)

The carrying amount of customer deposits designated at fair value through profit or loss is materially the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.

(7)	Includes lease liabilities of £630 million (2023 - £670 million), held at amortised cost.

NatWest Group Annual Report on Form 20-F 2024	211

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

We originate loans that include features that change the contractual cash flows based on the borrower meeting certain contractually specified environmental, social and governance (ESG) targets. These are known as ESG-linked, or sustainability-linked, loans. As part of the terms of these loans, the contractual interest rate is reduced or increased if the borrower meets, or fails to meet, specific targets linked to the activity of the borrower, for example reducing carbon emissions, increasing the level of diversity at Board level, or achieving a sustainable supply chain. ESG features are first assessed to ascertain whether the adjustment to the contractual cash flows results in a de minimis exposure to risks or volatility in those contractual cash flows. If this is the case the classification of the loan is not affected. If the effect of the ESG feature is assessed as being more than de minimis, we apply judgement to ensure that the ESG features do not generate compensation for risks that are not in line with a basic lending arrangement. This includes, amongst other aspects, a review of the consistency of the ESG targets with the asset or activity of the borrower, and consideration of the targets within our risk appetite. Some of these loans are an integral part of our climate and sustainable funding and financing target disclosed on page 15 of exhibit 15.2.

The table below analyses financial assets forming a component of ESG-linked loans and other products with contractual terms that could change the timing or amount of cash flows. This is based on balance sheet values as at 31 December and the maximum impact of the potential margin changes on these over a 12 month period.

	2024			2023
		Positive impact on	Negative impact on
	Carrying value	product margin	product margin	Carrying value
	£bn	bps	bps	£bn
Sustainability-linked loans	6.9	3.1	4.0	6.5
Other products	20.2	—	—	16.1
Lending subject to performance triggers	27.1			22.6

Additional information on finance lease receivables

The following table shows the reconciliation of undiscounted finance lease receivables to net investment in finance leases which are presented under Loans to customers-amortised cost on the balance sheet.

	2024	2023
	£m	£m
Amount receivable under finance leases
Within 1 year	3,493	3,340
1 to 2 years	2,499	2,358
2 to 3 years	1,612	1,625
3 to 4 years	842	900
4 to 5 years	464	388
After 5 years	1,043	1,079
Total lease payments	9,953	9,690
Unguaranteed residual values	150	169
Future drawdowns	(12)	(12)
Unearned income	(1,001)	(1,025)
Present value of lease payments	9,090	8,822
Impairments	(92)	(91)
Net investment in finance leases	8,998	8,731

NatWest Group Annual Report on Form 20-F 2024	212

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

Financial instruments – financial assets and liabilities that can be offset

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

	Instruments which can be offset			Potential for offset not recognised by IFRS
				Effect of			Net amount
				master			after netting	Instruments
				netting			agreements and	outside
		IFRS	Balance	and similar	Cash	Securities	effect of	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	agreements	sheet total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	96,624	(18,746)	77,878	(61,883)	(10,005)	(4,072)	1,918	528	78,406
Derivative liabilities	92,620	(21,027)	71,593	(61,883)	(5,801)	(896)	3,013	489	72,082
Net position (1)	4,004	2,281	6,285	—	(4,204)	(3,176)	(1,095)	39	6,324

Trading reverse repos	42,261	(15,174)	27,087	(1,469)	—	(25,406)	212	40	27,127
Trading repos	45,033	(15,174)	29,859	(1,469)	—	(28,390)	—	703	30,562
Net position	(2,772)	—	(2,772)	—	—	2,984	212	(663)	(3,435)

Non trading reverse repos	45,600	(8,709)	36,891	(80)	—	(36,811)	—	—	36,891
Non trading repos	22,288	(8,709)	13,579	(80)	—	(13,499)	—	—	13,579
Net position	23,312	—	23,312	—	—	(23,312)	—	—	23,312

2023
Derivative assets	99,023	(20,597)	78,426	(60,355)	(12,284)	(3,408)	2,379	478	78,904
Derivative liabilities	95,734	(23,869)	71,865	(60,355)	(6,788)	(1,663)	3,059	530	72,395
Net position (1)	3,289	3,272	6,561	—	(5,496)	(1,745)	(680)	(52)	6,509

Trading reverse repos	39,573	(16,257)	23,316	(664)	—	(22,461)	191	378	23,694
Trading repos	42,442	(16,257)	26,185	(664)	—	(25,520)	1	717	26,902
Net position	(2,869)	—	(2,869)	—	—	3,059	190	(339)	(3,208)

Non trading reverse repos	37,477	(9,646)	27,831	(5)	—	(27,826)	—	80	27,911
Non trading repos	23,605	(9,646)	13,959	(5)	—	(13,954)	—	3	13,962
Net position	13,872	—	13,872	—	—	(13,872)	—	77	13,949

(1)	Net IFRS offset balance of £2,281 million (2023 - £3,272 million)relates to variation margin netting reflected on other balance sheet lines.

NatWest Group Annual Report on Form 20-F 2024	213

Notes to the consolidated financial statements continued

10 Financial instruments – valuation

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

For accounting policy information refer to Accounting policies 2.2, 3.8 and 3.11.

NatWest Group Annual Report on Form 20-F 2024	214

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Valuation

NatWest Group Annual Report on Form 20-F 2024	215

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

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

Modelled products - valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g., interest rate caps and floors) through to more complex derivatives (e.g., balance guarantee swaps).

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

Bond prices - quoted prices are generally available for government bonds, certain corporate securities, and some mortgage-related products.

NatWest Group Annual Report on Form 20-F 2024	216

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

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

Valuation control

NatWest Group's control environment for the determination of the fair value of financial instruments includes formalised procedures for the review and validation of fair values. The review of market prices and inputs is performed by an independent price verification (IPV) team.

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

NatWest Group Annual Report on Form 20-F 2024	217

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

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

NatWest Group Annual Report on Form 20-F 2024	218

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgement and so carry the most significant price uncertainty.

	2024				2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	34,761	278	35,039	—	33,388	209	33,597
Securities	8,772	5,106	—	13,878	8,447	3,493	14	11,954
Derivatives
Interest rate	—	37,026	473	37,499	1	43,912	650	44,563
Foreign exchange	—	40,687	110	40,797	—	34,096	65	34,161
Other	—	63	47	110	—	72	108	180
Other financial assets
Loans	—	288	565	853	—	108	657	765
Securities	23,943	13,641	209	37,793	17,848	10,536	258	28,642
Total financial assets held at fair value	32,715	131,572	1,682	165,969	26,296	125,605	1,961	153,862
As a % of total fair value assets	20%	79%	1%		17%	82%	1%

Liabilities
Trading liabilities
Deposits	—	43,966	—	43,966	—	43,126	1	43,127
Debt securities in issue	—	257	—	257	—	706	—	706
Short positions	8,766	1,724	1	10,491	7,936	1,865	2	9,803
Derivatives
Interest rate	—	31,253	279	31,532	—	38,044	439	38,483
Foreign exchange	—	40,240	66	40,306	—	33,528	58	33,586
Other	—	124	120	244	—	138	188	326
Other financial liabilities
Debt securities in issue	—	1,733	3	1,736	—	1,605	3	1,608
Other deposits	—	1,787	25	1,812	—	1,280	—	1,280
Subordinated liabilities	—	234	—	234	—	237	—	237
Total financial liabilities held at fair value	8,766	121,318	494	130,578	7,936	120,529	691	129,156
As a % of total fair value liabilities	7%	93%	0%		6%	93%	1%

(1)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(2)

For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

NatWest Group Annual Report on Form 20-F 2024	219

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

	2024	2023
Adjustment	£m	£m
Funding valuation adjustments	123	132
Credit valuation adjustments	190	236
Bid–offer	76	86
Product and deal specific	157	103
Total	546	557

The decrease in funding valuation adjustments was driven by net exposures switching from positive to negative, primarily due to interest rates increasing. The decrease in credit valuation adjustments was driven by a reduction in exposures, primarily due to interest rates increasing and trade unwinds. The decrease in bid-offer was driven by risk reduction. New trading activity was the driver of the increase in product and deal specific, partially offset by trade unwinds.

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

NatWest Group Annual Report on Form 20-F 2024	220

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques which have a significant dependence on information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in the income statement over the life of the transaction, when market data becomes observable, or when the transaction matures or is closed out as appropriate. On 31 December 2024, net gains of £139 million (2023 - £78 million) were carried forward. During the year, net gains of £218 million (2023 - £119 million) were deferred and £157 million (2023 - £115 million) were recognised in the income statement.

Where system-generated valuations do not accurately reflect market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

Own credit

NatWest Group considers the effect of its own credit standing when valuing financial liabilities recorded at fair value. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes. An own credit adjustment is applied to positions where it is believed that counterparties would consider NatWest Group's creditworthiness when pricing trades. Accumulated changes in fair value due to credit risk are £44 million (2023 – nil).

NatWest Group Annual Report on Form 20-F 2024	221

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

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

				2024		2023
Financial instrument	Valuation technique	Unobservable inputs	Units	Low	High	Low	High
Trading assets and Other financial assets
Loans	Price-based	Price	%	88	123	88	123
	Discount cash flow	Credit spreads	bps	36	93	49	119
Debt securities	Price-based	Price	%	—	116	—	119

Equity Shares	Price-based	Price	GBP	—	47,312	—	32,142
	Price-based	Price	%	—	15	—	30
	Discount cash flow	Discount margin	%	9	13	7	9
	Net asset valuation	Fund NAV	%	80	120	80	120

Derivative assets and liabilities
Credit derivatives	Credit derivative pricing	Credit spreads	bps	15	86	13	600
	Option pricing	Correlation	%	(15)	95	(15)	95
		Volatility	%	30	80	30	80
		Upfront points	%	—	99	—	99
		Recovery rate	%	—	60	—	60

Interest rate & FX	Option pricing	Correlation	%	(50)	98	(50)	99
derivatives		Volatility	%	3	99	30	111
		Constant Prepayment Rate	%	2	20	2	22
		Mean Reversion	%	—	20	—	20
		Inflation volatility	%	1	2	2	2
		Inflation rate	%	2	2	2	3

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

Level 3 sensitivities

The level 3 sensitivities presented on the next page are calculated at a trade or low-level portfolio basis rather than an overall portfolio basis. As individual sensitivities are aggregated with no reflection of the correlated nature between instruments, the overall portfolio sensitivity may not be accurately reflected. For example, some portfolios may be negatively correlated to others, where a downwards movement in one asset would produce an upwards movement in another. However, due to the additive presentation of the above figures this correlation impact cannot be displayed. As such, the actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the table on the next page.

NatWest Group Annual Report on Form 20-F 2024	222

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

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

	2024			2023
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	278	—	—	209	—	—
Securities	—	—	—	14	—	—
Derivatives
Interest rate	473	20	(20)	650	20	(20)
Foreign exchange	110	—	—	65	—	—
Other	47	—	—	108	10	(10)
Other financial assets
Loans	565	—	(10)	657	—	(40)
Securities	209	20	(30)	258	20	(50)
Total financial assets held at fair value	1,682	40	(60)	1,961	50	(120)

Liabilities
Trading liabilities
Deposits	—	—	—	1	—	—
Short positions	1	—	—	2	—	—
Derivatives
Interest rate	279	10	(10)	439	10	(10)
Foreign exchange	66	—	—	58	—	—
Other	120	10	(10)	188	10	(10)
Other financial liabilities
Debt securities in issue	3	—	—	3	—	—
Other deposits	25	10	(20)	—	—	—
Total financial liabilities held at fair value	494	30	(40)	691	20	(20)

NatWest Group Annual Report on Form 20-F 2024	223

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities in the year.

		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
2024	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	823	223	915	1,961	685	3	3	691
Amounts recorded in the income statement (1)	(122)	(17)	12	(127)	(121)	—	—	(121)
Amount recorded in the statement of comprehensive income	—	—	13	13	—	—	—	—
Level 3 transfers in	7	1	56	64	1	2	25	28
Level 3 transfers out	(3)	(19)	(241)	(263)	(2)	(3)	—	(5)
Purchases/originations	147	118	117	382	121	1	—	122
Settlements/other decreases	(44)	(27)	(18)	(89)	(32)	—	—	(32)
Sales	(178)	—	(72)	(250)	(182)	(2)	—	(184)
Foreign exchange and other adjustments	—	(1)	(8)	(9)	(5)	—	—	(5)
At 31 December	630	278	774	1,682	465	1	28	494

Amounts recorded in the income statement in respect of balances held at period end
- unrealised	83	1	12	96	56	—	—	56

2023
At 1 January	1,007	396	930	2,333	975	1	—	976
Amounts recorded in the income statement (1)	(156)	(88)	1	(243)	(313)	—	—	(313)
Amount recorded in the statement of comprehensive income	—	—	32	32	—	—	—	—
Level 3 transfers in	6	15	16	37	7	2	—	9
Level 3 transfers out	(5)	(32)	(190)	(227)	(9)	(2)	—	(11)
Purchases/originations	180	8	275	463	195	2	3	200
Settlements/other decreases	(70)	(8)	(86)	(164)	(51)	—	—	(51)
Sales	(137)	(65)	(52)	(254)	(116)	—	—	(116)
Foreign exchange and other adjustments	(2)	(3)	(11)	(16)	(3)	—	—	(3)
At 31 December	823	223	915	1,961	685	3	3	691

Amounts recorded in the income statement
in respect of balances held at period end
- unrealised	67	(39)	1	29	(121)	—	—	(121)

(1)	There were net losses on trading assets and liabilities of £18 million (2023 - net gains of £69 million) was included in income from trading activities. Net gains on other instruments of £12 million (2023 - net gains of £1 million) was included in other operating income or interest income as appropriate.
(2)	Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

NatWest Group Annual Report on Form 20-F 2024	224

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet.

						Items where
						fair value
	Carrying	Fair	Fair value hierarchy level			approximates
	value	value	Level 1	Level 2	Level 3	carrying value
2024	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	93.0	93.0	—	—	—	93.0
Settlement balances	2.1	2.1	—	—	—	2.1
Loans to banks	6.0	5.9	—	1.8	0.5	3.6
Loans to customers	400.3	396.6	—	34.9	361.7	—
Other financial assets - securities	24.6	24.6	4.3	12.4	7.9	—

2023
Financial assets
Cash and balances at central banks	104.3	104.3	—	—	—	104.3
Settlement balances	7.2	7.2	—	—	—	7.2
Loans to banks	6.9	7.0	—	2.2	0.6	4.2
Loans to customers	381.4	373.2	—	27.5	345.7	—
Other financial assets - securities	21.7	21.6	4.0	6.6	11.0	—

2024
Financial liabilities
Bank deposits	31.5	31.2	—	23.9	3.0	4.3
Customer deposits	433.5	433.3	—	24.3	46.0	363.0
Settlement balances	1.7	1.7	—	—	—	1.7
Other financial liabilities
- debt securities in issue	57.5	57.6	—	48.9	8.7	—
Subordinated liabilities	5.9	6.0	—	6.0	—	—
Notes in circulation	3.3	3.3	—	—	—	3.3

2023
Financial liabilities
Bank deposits	22.2	22.3	—	15.4	2.7	4.2
Customer deposits	431.4	431.0	—	30.7	48.8	351.5
Settlement balances	6.6	6.6	—	—	—	6.6
Other financial liabilities
- debt securities in issue	52.2	52.2	—	41.7	10.5	—
Subordinated liabilities	5.5	5.4	—	5.4	—	—
Notes in circulation	3.2	3.2	—	—	—	3.2

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

NatWest Group Annual Report on Form 20-F 2024	225

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)	Contractual cash flows that are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.
(b)	Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients' option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Commercial & Institutional (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

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

NatWest Group Annual Report on Form 20-F 2024	226

Notes to the consolidated financial statements continued

11 Financial instruments - maturity analysis

This note shows the maturity profile of NatWest Group’s financial assets and liabilities by contractual date of maturity and contractual cash flows.

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2024			2023
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	92,994	—	92,994	104,262	—	104,262
Trading assets	37,168	11,749	48,917	36,723	8,828	45,551
Derivatives	34,267	44,139	78,406	29,839	49,065	78,904
Settlement balances	2,085	—	2,085	7,231	—	7,231
Loans to banks - amortised cost	5,360	670	6,030	6,650	264	6,914
Loans to customers - amortised cost	99,793	300,533	400,326	87,663	293,770	381,433
Other financial assets	14,524	48,719	63,243	10,192	40,910	51,102

Liabilities
Bank deposits	21,675	9,777	31,452	8,954	13,236	22,190
Customer deposits	430,693	2,797	433,490	424,893	6,484	431,377
Settlement balances	1,729	—	1,729	6,645	—	6,645
Trading liabilities	44,683	10,031	54,714	45,349	8,287	53,636
Derivatives	34,134	37,948	72,082	30,721	41,674	72,395
Other financial liabilities	22,773	38,314	61,087	20,310	34,779	55,089
Subordinated liabilities	1,051	5,085	6,136	1,047	4,667	5,714
Notes in circulation	3,316	—	3,316	3,237	—	3,237
Lease liabilities	94	536	630	102	568	670

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

NatWest Group Annual Report on Form 20-F 2024	227

Notes to the consolidated financial statements continued

11 Financial instruments - maturity analysis continued

The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate NatWest Group's liquidity position.

MFVTPL assets of £128 billion (2023 - £125.1 billion) and HFT liabilities of £126.3 billion (2023 - £125.8 billion) have been excluded from the following tables.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2024	£m	£m	£m	£m	£m	£m
Assets by contractual maturity up to 20 years
Cash and balances at central banks	92,994	—	—	—	—	—
Derivatives held for hedging	17	66	107	61	53	76
Settlement balances	2,085	—	—	—	—	—
Loans to banks - amortised cost	5,080	297	612	9	23	158
Loans to customers - amortised cost	59,702	56,264	82,995	63,857	99,837	123,946
Other financial assets (1)	7,068	9,414	17,417	11,643	11,843	7,493
Finance lease	27	89	126	105	207	325
	166,973	66,130	101,257	75,675	111,963	131,998
Liabilities by contractual maturity up to 20 years
Bank deposits	16,914	5,315	10,114	81	79	—
Customer deposits	396,703	34,316	2,713	82	—	14
Settlement balances	1,729	—	—	—	—	—
Derivatives held for hedging	63	343	335	271	43	2
Other financial liabilities	8,305	13,501	22,869	15,350	4,710	987
Subordinated liabilities	53	1,201	2,059	2,927	754	339
Other liabilities - Notes in circulation	3,316	—	—	—	—	—
Lease liabilities	24	68	185	96	168	102
	427,107	54,744	38,275	18,807	5,754	1,444
Guarantees and commitments - notional amount (2)
Guarantees (3)	3,060	—	—	—	—	—
Commitments (4)	132,958	—	—	—	—	—
	136,018	—	—	—	—	—

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2024	228

Notes to the consolidated financial statements continued

11 Financial instruments - maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2023	£m	£m	£m	£m	£m	£m
Assets by contractual maturity up to 20 years
Cash and balances at central banks	104,262	—	—	—	—	—
Derivatives held for hedging	31	29	128	104	49	49
Settlement balances	7,231	—	—	—	—	—
Loans to banks - amortised cost	5,234	1,437	23	302	—	—
Loans to customers - amortised cost	52,175	46,894	81,445	61,465	96,577	114,806
Other financial assets (1)	4,897	6,756	12,304	11,183	10,019	8,063
Finance lease	61	242	735	401	656	359
	173,891	55,358	94,635	73,455	107,301	123,277
Liabilities by contractual maturity up to 20 years
Bank deposits	8,334	1,279	6,069	8,307	—	—
Customer deposits	393,363	31,900	6,464	11	14	19
Settlement balances	6,645	—	—	—	—	—
Derivatives held for hedging	71	175	366	192	92	8
Other financial liabilities	9,094	12,319	18,843	13,818	4,769	346
Subordinated liabilities	72	1,167	2,301	1,512	1,406	342
Other liabilities - Notes in circulation	3,237	—	—	—	—	—
Lease liabilities	30	79	172	111	175	132
	420,846	46,919	34,215	23,951	6,456	847
Guarantees and commitments - notional amount (2)
Guarantees (3)	2,833	—	—	—	—	—
Commitments (4)	124,790	—	—	—	—	—
	127,623	—	—	—	—	—

(1)	Other financial assets exclude equity shares.
(2)	Refer to Note 25 Memorandum items - Contingent liabilities and commitments.
(3)	NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
(4)

NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

NatWest Group Annual Report on Form 20-F 2024	229

Notes to the consolidated financial statements continued

12 Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value and classified as held-for-trading. Financial instruments are classified as held-for-trading if they are held for the purpose of selling or repurchasing them in the short term, to make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

For accounting policy information refer to Accounting policy 3.8.

	2024	2023
Assets	£m	£m
Loans
Reverse repos	27,127	23,694
Collateral given	7,367	9,141
Other loans	545	762
Total loans	35,039	33,597
Securities
Central and local government
- UK	2,077	2,729
- US	3,734	2,600
- Other	3,506	3,062
Financial institutions and corporate	4,561	3,563
Total securities	13,878	11,954
Total	48,917	45,551

Liabilities
Deposits
Repos	30,562	26,902
Collateral received	12,509	15,075
Other deposits	895	1,150
Total deposits	43,966	43,127
Debt securities in issue	257	706
Short positions
Central and local government
- UK	2,680	1,893
- US	1,677	2,071
- Other	4,755	4,049
Financial institutions and Corporate	1,379	1,790
Total short positions	10,491	9,803
Total	54,714	53,636

NatWest Group Annual Report on Form 20-F 2024	230

Notes to the consolidated financial statements continued

13 Derivatives

Derivative is a term covering a wide range of financial instruments that derive their fair value from an underlying rate or price, for example interest rates or exchange rates (the underlying). NatWest Group uses derivatives as a part of its trading activities, to manage its own risks such as interest rate, foreign exchange, or credit risk and in certain customer transactions. This note shows contracted volumes of derivatives, how they are used for hedging purposes and the effects of the application of hedge accounting.

For accounting policy information refer to Accounting policies 3.8 and 3.11.

	Notional			Asset			Liability
	Traded on			Traded on			Traded on
	recognised	Traded over		recognised	Traded over		recognised	Traded over
	exchanges	the counter	Total	exchanges	the counter	Total	exchanges	the counter	Total
2024	£bn	£bn	£bn	£m	£m	£m	£m	£m	£m
Interest rate	1,066	9,267	10,333	20	37,479	37,499	2	31,530	31,532
- Swaps	—	7,015	7,015	—	28,960	28,960	—	23,138	23,138
- Options	736	1,490	2,226	20	8,519	8,539	2	8,392	8,394
- Forwards and futures	330	762	1,092	—	—	—	—	—	—
Exchange rate	1	3,278	3,279	6	40,791	40,797	15	40,291	40,306
- Swaps	—	454	454	—	8,450	8,450	—	8,195	8,195
- Options	1	851	852	6	5,385	5,391	15	5,561	5,576
- Spot, forwards and futures	—	1,973	1,973	—	26,956	26,956	—	26,535	26,535
Credit	—	14	14	—	110	110	—	244	244
Equity and commodity	—	2	2	—	—	—	—	—	—
Total	1,067	12,561	13,628	26	78,380	78,406	17	72,065	72,082

2023
Interest rate	819	9,449	10,268	48	44,515	44,563	34	38,449	38,483
- Swaps	—	6,533	6,533	—	33,807	33,807	—	27,424	27,424
- Options	510	1,674	2,184	48	10,708	10,756	34	11,025	11,059
- Forwards and futures	309	1,242	1,551	—	—	—	—	—	—
Exchange rate	1	3,119	3,120	—	34,161	34,161	—	33,586	33,586
- Swaps	—	449	449	—	8,173	8,173	—	7,370	7,370
- Options	1	674	675	—	4,181	4,181	—	4,197	4,197
- Spot, forwards and futures	—	1,996	1,996	—	21,807	21,807	—	22,019	22,019
Credit	—	15	15	—	180	180	—	326	326
Equity and commodity	—	—	—	—	—	—	—	—	—
Total	820	12,583	13,403	48	78,856	78,904	34	72,361	72,395

Included in the table above is the notional amount of £7,321 billion (2023 - £7,280 billion) of interest rate derivatives that are traded over the counter and settled through central clearing counterparties. NatWest Group has no other type of derivatives that are settled through central counterparties.

Hedge accounting using derivatives

NatWest Group applies hedge accounting to reduce the accounting mismatch caused in the income statement by using derivatives to hedge the following risks: interest rate, foreign exchange and the foreign exchange risk associated with net investment in foreign operations.

NatWest Group Annual Report on Form 20-F 2024	231

Notes to the consolidated financial statements continued

13 Derivatives continued

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

NatWest Group Annual Report on Form 20-F 2024	232

Notes to the consolidated financial statements continued

13 Derivatives continued

Derivatives in hedge accounting relationships

Included in the table below are derivatives held for hedging purposes as follows.

	2024				2023
				Changes in fair				Changes in fair
				value used for				value used for
	Notional	Assets	Liabilities	hedge ineffectiveness (1)	Notional	Assets	Liabilities	hedge ineffectiveness (1)
	£bn	£m	£m	£m	£bn	£m	£m	£m
Fair value hedging
Interest rate contracts (2)	83.1	1,096	1,965	958	67.6	1,139	2,607	406

Cash flow hedging
Interest rate contracts	167.9	1,424	3,300	581	140.0	1,924	4,970	1,211
Exchange rate contracts	14.4	116	457	1	16.9	112	254	(12)

Net investment hedging
Exchange rate contracts (3)	0.3	2	1	9	0.3	2	7	(3)
	265.7	2,638	5,723	1,549	224.8	3,177	7,838	1,602
IFRS netting and clearing house settlements		(2,520)	(5,259)			(3,063)	(7,568)
		118	464			114	270

(1)	The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2)	The hedged risk includes inflation risk.
(3)	In addition to the derivative hedging instruments above, NatWest Group held notionals of £3,144 million (2023- £3,054 million) of non - derivative hedging instruments with a carrying value of £3,163 million (2023 - £3,061 million),that were used in net investment hedges. The non - derivative instruments are other financial liabilities - debt securities in issue.

Hedge ineffectiveness

Hedge ineffectiveness recognised in other operating income comprises.

	2024	2023	2022
	£m	£m	£m
Fair value hedging
Loss on hedged items attributable to the hedged risk	(954)	(364)	(442)
Gain on the hedging instruments	958	406	482
Fair value hedging ineffectiveness	4	42	40
Cash flow hedging
Interest rate risk	(2)	10	(60)
Cash flow hedging ineffectiveness	(2)	10	(60)
Total	2	52	(20)

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

-	The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge);
-	Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and
-	Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

NatWest Group Annual Report on Form 20-F 2024	233

Notes to the consolidated financial statements continued

13 Derivatives continued

Maturity of notional hedging contracts

The following table shows the period in which the notional of hedging contract ends.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	Over 10 years	Total
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Fair value hedging
Interest rate risk (1)
Hedging assets	4.0	5.5	12.6	9.7	6.6	3.7	42.1
Hedging liabilities	0.8	4.3	14.2	15.5	5.7	0.5	41.0
2023
Fair value hedging
Interest rate risk (1)
Hedging assets	0.1	1.7	7.1	9.0	5.9	4.7	28.5
Hedging liabilities	2.7	3.3	13.4	11.3	7.7	0.7	39.1

2024
Cash flow hedging
Interest rate risk
Hedging assets	10.6	10.8	22.0	30.3	12.0	—	85.7
Hedging liabilities	2.5	17.1	50.7	10.1	1.4	0.4	82.2
Exchange rate risk
Hedging assets	0.5	0.8	0.5	—	—	—	1.8
Hedging liabilities	3.1	2.5	3.7	3.3	—	—	12.6
2023
Cash flow hedging
Interest rate risk
Hedging assets	3.9	14.5	33.9	22.8	10.1	—	85.2
Hedging liabilities	0.8	3.9	39.1	10.1	0.3	0.6	54.8
Exchange rate risk
Hedging assets	0.3	0.7	1.6	—	—	—	2.6
Hedging liabilities	8.4	0.8	2.4	2.5	0.2	—	14.3

(1)	The hedged risk includes inflation risk.

Average fixed interest rates

The following table shows average fixed rate for cash flow hedges, interest rate risk.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	Over 10 years	Total
2024	%	%	%	%	%	%	%
Average fixed interest rate
Hedging assets	3.85	0.98	2.52	3.32	2.84	3.12	2.82
Hedging liabilities	4.34	4.76	3.97	3.09	3.64	4.18	4.03
2023
Average fixed interest rate
Hedging assets	1.16	2.46	1.19	3.3	1.77	3.12	2.04
Hedging liabilities	0.93	2.54	4.36	2.28	2.36	4.5	3.79

NatWest Group Annual Report on Form 20-F 2024	234

Notes to the consolidated financial statements continued

13 Derivatives continued

Average foreign exchange rates

For cash flow hedging of exchange rate risk, the average foreign exchange rates applicable across the relationships were as below for the main currencies hedged.

	2024	2023
INR/GBP	109.07	105.03
USD/GBP	1.30	1.28
CHF/GBP	1.08	1.08
JPY/GBP	176.04	170.54
JPY/USD	130.79	129.75
NOK/USD	9.21	9.21

Analysis of hedged items and related hedging instruments

The table below analyses assets and liabilities subject to hedging derivatives.

			Changes in fair
	Carrying value	Impact on	value used as
	of hedged	hedged items	a basis to
	assets and	included in	determine
	liabilities	carrying value	ineffectiveness (1)
2024	£m	£m	£m
Fair value hedging - interest rate (2)
Loans to banks and customers - amortised cost	5,318	(478)	(182)
Other financial assets - securities	36,724	(29)	(347)
Total (3)	42,042	(507)	(529)

Bank and customer deposits	382	—	(3)
Other financial liabilities - debt securities in issue (5)	37,548	(784)	(315)
Subordinated liabilities	5,772	(244)	(107)
Total	43,702	(1,028)	(425)

2023
Fair value hedging - interest rate (2)
Loans to banks and customers - amortised cost	5,663	(316)	167
Other financial assets - securities	22,896	174	636
Total (3)	28,559	(142)	803

Bank and customer deposits	745	(3)	(6)
Other financial liabilities - debt securities in issue (5)	36,305	(1,151)	(1,023)
Subordinated liabilities	5,346	(320)	(138)
Total	42,396	(1,474)	(1,167)

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2024	235

Notes to the consolidated financial statements continued

13 Derivatives continued

		Changes in fair value
	Carrying value of	used as a basis to
	hedged assets and liabilities	determine ineffectiveness (1)
2024	£m	£m
Cash flow hedging - interest rate
Loans to banks and customers - amortised cost (4)	84,065	(190)
Other financial assets - securities	1,625	(2)
Total	85,690	(192)

Bank and customer deposits	82,081	(391)
Other financial liabilities - debt securities in issue	149	—
Total	82,230	(391)

Cash flow hedging - exchange rate
Loans to banks and customers - amortised cost (4)	223	—
Other financial assets - securities	1,598	—
Total	1,821	—

Other financial liabilities - debt securities in issue	8,279	(1)
Other	195	—
Total	8,474	(1)

2023
Cash flow hedging - interest rate
Loans to banks and customers - amortised cost (4)	84,583	(2,796)
Other financial assets - securities	623	(22)
Total	85,206	(2,818)

Bank and customer deposits	54,675	1,610
Other financial liabilities - debt securities in issue	156	7
Total	54,831	1,617

Cash flow hedging - exchange rate
Loans to banks and customer - amortised cost (4)	583	—
Other financial assets - securities	1,839	—
Total	2,422	—

Other financial liabilities - debt securities in issue	11,460	9
Other	201	3
Total	11,661	12

(1)The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2)The hedged risk includes inflation risk.
(3)Carrying values include £46 million (2023 - £57 million) adjustment for discontinued fair value hedges.
(4)Includes cash and balances at central banks.
(5)The carrying value include £4,631 million (2023 - £2,957 million) of debt securities held at amortised cost.

NatWest Group Annual Report on Form 20-F 2024	236

Notes to the consolidated financial statements continued

13 Derivatives continued

Analysis of cash flow and foreign exchange hedge reserve

The following table shows an analysis of the pre-tax cash flow hedge reserve and foreign exchange hedge reserve.

	2024		2023
		Foreign		Foreign
	Cash flow	exchange	Cash flow	exchange
	hedge reserve	hedge reserve	hedge reserve	hedge reserve
	£m	£m	£m	£m
Continuing
Interest rate risk	(1,564)	—	(2,330)	—
Foreign exchange risk	(6)	15	1	(18)
De-designated
Interest rate risk	(437)	—	(304)	—
Foreign exchange risk	2	(663)	4	(771)
Total	(2,005)	(648)	(2,629)	(789)

	2024		2023
		Foreign		Foreign
	Cash flow	exchange hedge	Cash flow	exchange hedge
	hedge reserve	reserve	hedge reserve	reserve
	£m	£m	£m	£m
Amount recognised in equity
Interest rate risk	(931)	—	137	—
Foreign exchange risk	59	122	50	107
Total	(872)	122	187	107

Amount transferred from equity to earnings
Interest rate risk to net interest income	1,562	—	1,112	—
Interest rate risk to non interest income	—	—	(10)	—
Foreign exchange risk to net interest income	(73)	—	(74)	—
Foreign exchange risk to non interest income	—	19	(9)	69
Foreign exchange risk to operating expenses	5	—	2	—
Total	1,494	19	1,021	69

NatWest Group Annual Report on Form 20-F 2024	237

Notes to the consolidated financial statements continued

14 Loan impairment provisions

There is a risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts, for which we hold expected credit losses (ECL). The calculation of ECL considers historical, current, and forward-looking information to determine the amount we do not expect to recover. It considers losses on both defaulted exposures and performing exposures that may default in future. ECL is recognised on drawn exposures, loans commitments, and contingent liabilities.

For accounting policy information refer to Accounting policy 2.3. Further disclosures on credit risk and information on ECL methodology are shown from page 39.

Loan exposure and impairment metrics

The table below summarises loans and credit impairment measures within the scope of IFRS 9 Expected credit loss framework.

	2024	2023
	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	363,821	348,586
Stage 2	40,474	37,891
Stage 3	5,930	5,563
Of which: individual	1,285	1,031
Of which: collective	4,645	4,532
	410,225	392,040
ECL provisions (3)
- Stage 1	598	709
- Stage 2	787	976
- Stage 3	2,040	1,960
Of which: individual	451	332
Of which: collective	1,589	1,628
	3,425	3,645
ECL provision coverage (4)
- Stage 1 (%)	0.16	0.20
- Stage 2 (%)	1.94	2.58
- Stage 3 (%)	34.40	35.23
	0.83	0.93
Continuing operations
Impairment (releases)/losses
ECL charge (5)	359	578
Stage 1	(438)	(397)
Stage 2	360	645
Stage 3	437	330
Of which: individual	192	89
Of which: collective	245	241
Amounts written off	654	319
Of which: individual	144	42
Of which: collective	510	277

(1)

The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £91.8 billion (2023 – £103.1 billion) and debt securities of £62.4 billion (2023 – £50.1 billion).

(2)	Includes loans to customers and banks.
(3)	Includes £4 million (2023 - £9 million) related to assets classified as FVOCI and £0.1 billion (2023 - £0.1 billion) related to off-balance sheet exposures.
(4)

ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.

(5)

Includes a £12 million release (2023 - £16 million release) related to other financial assets, of which £4 million release (2023 - £6 million charge) related to assets classified as FVOCI; and £5 million release (2023 - £9 million release) related to contingent liabilities.

NatWest Group Annual Report on Form 20-F 2024	238

Notes to the consolidated financial statements continued

14 Loan impairment provisions continued

Credit risk enhancement and mitigation

For information on Credit risk enhancement and mitigation held as security, refer to Risk and capital management – Credit risk enhancement and mitigation section.

Critical accounting policy: Loan impairment provisions

Accounting policy 2.3 sets out how the expected loss approach is applied. At 31 December 2024, impairment provisions amounted to £3,425 million (2023 - £3,645 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

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

NatWest Group Annual Report on Form 20-F 2024	239

Notes to the consolidated financial statements continued

15 Other financial assets

Other financial assets consist of debt securities, equity shares and loans that are not held for trading. Balances consist of local and central government securities, a part of NatWest Group’s liquidity portfolio.

For accounting policy information refer to Accounting policy 3.8.

	Debt securities
	Central and local government			Other		Equity
	UK	US	Other	debt	Total	shares	Loans	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	—	—	—	1	1	4	793	798
Designated at fair value	—	—	2	3	5	—	—	5
Fair value through other comprehensive income (1)	13,281	4,587	6,192	13,476	37,536	247	60	37,843
Amortised cost	3,571	500	85	20,441	24,597	—	—	24,597
Total	16,852	5,087	6,279	33,921	62,139	251	853	63,243

2023
Mandatory fair value through profit or loss	—	—	—	1	1	2	700	703
Designated at fair value	—	—	3	2	5	—	—	5
Fair value through other comprehensive income (1)	6,441	5,517	5,738	10,627	28,323	311	65	28,699
Amortised cost	2,889	647	35	18,124	21,695	—	—	21,695
Total	9,330	6,164	5,776	28,754	50,024	313	765	51,102

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

There were no significant acquisitions of equity shares in either year.

NatWest Group disposed of equity shares in VISA Inc. of £62 million (2023 – nil). In 2023, NatWest Group disposed of equity shares in Permanent TSB p.l.c of £47 million and UBS Equity Funds of £35 million. There were no significant dividends on equity shares held at FVOCI in either year.

NatWest Group Annual Report on Form 20-F 2024	240

Notes to the consolidated financial statements continued

16 Intangible assets

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

For accounting policy information refer to Accounting policies 3.4 and 3.5.

	2024			2023
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	10,090	4,447	14,537	9,931	3,763	13,694
Currency translation and other adjustments	(4)	(65)	(69)	—	—	—
Acquisitions of companies and businesses	—	—	—	159	37	196
Additions	—	614	614	—	762	762
Disposals and write-off of fully amortised assets	—	(214)	(214)	—	(115)	(115)
At 31 December	10,086	4,782	14,868	10,090	4,447	14,537

Accumulated amortisation and impairment
At 1 January	4,410	2,513	6,923	4,409	2,169	6,578
Currency translation and other adjustments	—	(24)	(24)	—	—	—
Disposals and write-off of fully amortised assets	—	(201)	(201)	—	(116)	(116)
Impairment of intangible assets	1	20	21	1	22	23
Amortisation charge for the year	—	561	561	—	438	438
At 31 December	4,411	2,869	7,280	4,410	2,513	6,923
Net book value at 31 December	5,675	1,913	7,588	5,680	1,934	7,614

(1)	Principally consists of internally generated software.

Intangible assets and goodwill are reviewed for indicators of impairment. Intangible assets were impaired by £21 million in 2024 (2023 – £23 million).

NatWest Group’s goodwill acquired in business combinations is reviewed for impairment annually at 31 December by cash-generating unit (CGU): 2024 - Retail Banking £2,607 million (2023 - £2,607 million), Ring-Fenced Bank Commercial & Institutional £2,604 million (2023 - £2,605 million), Other £464 million (2023 - £468 million). Our CGUs represent the smallest group of assets to which we have allocated goodwill and reflect the lowest level at which we monitor goodwill post acquisition. Analysis by reportable segment is in Note 4 Segmental analysis.

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

The recoverable amounts for all CGUs at 31 December 2024 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected growth of the CGUs (2023 and 2024 – 1.4%). The 2024 pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs: Retail Banking and Ring-Fenced Bank Commercial & Institutional and Private Banking – 16% (2023 – 16%), Cushon – 15.3% (2023 – 15.3%) and RBS International 14.6% (2023 – 14.6%).

NatWest Group Annual Report on Form 20-F 2024	241

Notes to the consolidated financial statements continued

17 Other assets

Other assets are non-financial assets and reflect a grouping of assets that are not large enough to present separately on the balance sheet.

	2024	2023
	£m	£m
Interests in associates (1)	690	668
Property, plant and equipment (2)	3,967	4,227
Pension schemes in net surplus (Note 5)	190	201
Tax recoverable	7	49
Deferred tax (Note 7)	1,876	1,894
Assets of disposal groups	64	902
Other	1,602	1,721
Other assets	8,396	9,662

(1)	Includes interest in Business Growth Fund £678 million (2023 - £658 million).
(2)

The estimated useful lives of NatWest Group's property, plant and equipment are: freehold buildings and long leasehold 50 years, short leaseholds for unexpired period of lease, property adaptation costs 10 to 15 years, computer equipment up to 5 years and other equipment 4 to 15 years.

18 Other financial liabilities

Other financial liabilities consist of customer deposits designated at fair value and debt securities in issue. For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2024	2023
	£m	£m
Customer deposits
including repos	1,812	1,280
Debt securities in issue
- MRELs	23,998	21,660
- Other medium term notes	22,087	17,843
- Commercial paper and certificates of deposit	11,266	11,321
- Covered bonds	749	2,122
- Securitisation	1,175	863
Total	61,087	55,089

NatWest Group Annual Report on Form 20-F 2024	242

Notes to the consolidated financial statements continued

19 Subordinated liabilities

Subordinated liabilities are debt securities that, in the event of winding up or bankruptcy, rank below other liabilities for interest payments and repayment.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2024	2023
	£m	£m
Dated loan capital	5,996	5,573
Undated loan capital	21	22
Preference shares	119	119
	6,136	5,714

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

		First call	Maturity	Capital	2024	2023
Dated loan capital		date	date	treatment	£m	£m
NatWest Group plc
$2,250 million	5.125% notes	—	May-24	Tier 2	—	418
£1,000 million	3.622% notes	May-25	Aug-30	Tier 2	1,006	985
£1,000 million	2.105% notes	Aug-26	Nov-31	Tier 2	1,001	1,000
$1,000 million	6.475% notes	Mar-29	Jun-34	Tier 2	799	—
$850 million	3.032% notes	Aug-30	Nov-35	Tier 2	550	541
€750 million	1.043% notes	Jun-27	Sep-32	Tier 2	624	652
$750 million	3.754% notes	Nov-24	Nov-29	Tier 2	—	592
€700 million	5.763% notes	Nov-28	Feb-34	Tier 2	608	636
£650 million	7.416% notes	Mar-28	Jun-33	Tier 2	644	657
£600 million	5.642% notes	Oct-29	Oct-34	Tier 2	608	—
					5,840	5,481

Other subsidiaries
€170 million	Floating rate notes	—	Feb-41	Not applicable	234	237
$150 million	7.125% notes	—	Oct-93	Not applicable	17	17
					6,091	5,735
Fair value hedging					(95)	(162)
					5,996	5,573

Undated loan capital
Other subsidiaries
£31 million	7.380% notes	—	—	Not applicable	1	1
£16 million	5.630% notes	Sep-26	—	Not applicable	17	18
£4.9 million	2.500% fixed notes	—	—	Not applicable	3	3
					21	22

Preference shares
Other subsidiaries
£140 million	Non-cumulative preference shares of £1	—	—	Not applicable	119	119
					119	119

Total					6,136	5,714

NatWest Group Annual Report on Form 20-F 2024	243

Notes to the consolidated financial statements continued

20 Other liabilities

Other liabilities are amounts due to third parties that are not financial liabilities but including lease liabilities held at amortised cost. Other liabilities represent, for example, amounts due for goods and services that have been received but not invoiced, tax due to HMRC, and retirement benefit liabilities. Liabilities which have a level of uncertainty regarding their timing or the future cost to settle them are included in other liabilities as provisions for liabilities and charges.

	2024	2023
Other liabilities	£m	£m
Lease liabilities	630	670
Provisions for liabilities and charges	864	990
Retirement benefit liabilities (Note 5)	80	99
Accruals	1,353	1,411
Deferred income	394	402
Current tax	263	332
Deferred tax (Note 7)	99	141
Other liabilities (1)	918	1,157
Total	4,601	5,202

(1)	Other liabilities include liabilities of disposal groups of nil (2023 - £3 million).

		Litigation
	Customer	and other		Commitments
	redress	regulatory	Property	and guarantees	Other (1)	Total
Provisions for liabilities and charges	£m	£m	£m	£m	£m	£m
At 1 January 2024	486	156	99	78	171	990
Expected credit loss impairment release	—	—	—	(23)	—	(23)
Currency translation and other movements	(1)	—	(1)	—	(3)	(5)
Charge to income statement	194	30	47	—	301	572
Release to income statement	(137)	(23)	(36)	—	(46)	(242)
Provisions utilised	(122)	(35)	(19)	—	(252)	(428)
At 31 December 2024	420	128	90	55	171	864

(1)	Other materially comprises provisions for restructuring costs and provision for Bank of England Levy.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

For accounting policy information refer to Accounting policy 3.12.

Background information on all material provisions is given in Note 25.

NatWest Group Annual Report on Form 20-F 2024	244

Notes to the consolidated financial statements continued

21 Share capital and other equity

Share capital consists of ordinary shares and preference shares and is measured as the number of shares allotted and fully paid, multiplied by the nominal value of a share. Other equity includes paid-in equity, merger reserve, capital redemption reserve and own shares held.

For accounting policy information refer to Accounting policy 3.10.

			Number of shares
	2024	2023	2024	2023
Allotted, called up and fully paid	£m	£m	000s	000s
Ordinary shares of £1.0769 (1)	8,972	9,683	8,331,145	8,991,737
Cumulative preference shares of £1	0.5	0.5	483.0	483.0

(1)	The nominal value of ordinary shares without rounding is £1.076923076923077 per share.

		Number of
Movement in allotted, called up and fully paid ordinary shares	£m	shares 000s
At 31 December 2022	10,539	9,786,024
Share cancellation	(856)	(794,287)
At 31 December 2023	9,683	8,991,737
Share cancellation	(711)	(660,592)
At 31 December 2024	8,972	8,331,145

Ordinary shares

There is no authorised share capital under the company’s constitution. At 31 December 2024, the directors had authority granted at the 2024 Annual General Meeting (AGM) to issue up to £472 million nominal of ordinary shares other than by pre-emption to existing shareholders.

NatWest Group Annual Report on Form 20-F 2024	245

Notes to the consolidated financial statements continued

21 Share capital and other equity continued

On-market purchases

At the AGM in 2023, shareholders renewed the authority for the company to make market purchases of up to 967 million ordinary shares. The directors used the authority obtained at the 2023 AGM (2023 Authority) to carry out share buyback programmes of up to £500 million (2023 Programme) and £300 million (2024 Programme).

The maximum number of ordinary shares that could be purchased under the 2023 Programme was 920 million (reflecting the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023).

The maximum number of Ordinary Shares that could be purchased under the 2024 Programme was 697 million (reflecting the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023 and further reduced by the number of shares purchased to 19 February 2024 under the 2023 Programme).

The 2023 Programme started on 31 July 2023 and ended on 22 March 2024. 228 million ordinary shares (nominal value £245 million) were purchased by the company under the Programme at a volume weighted average price of 217.1788 pence per Ordinary Share for a total consideration of £495 million. All of the purchased ordinary shares were cancelled, representing 2.52% of the company’s issued ordinary share capital.

The 2024 Programme started on 19 February 2024 and ended on 24 July 2024. 104 million ordinary shares (nominal value £113 million) were purchased by the company under the Programme at a volume weighted average price of 287.1225 pence per ordinary share for a total consideration of £300 million. All of the purchased ordinary shares were cancelled, representing 1.19% of the company’s issued ordinary share capital.

Shareholders will be asked to renew the authority for the company to make market purchases of ordinary shares at the AGM in 2025.

Off-market purchases

A Directed Buyback Contract between the Company and HMT was approved by the shareholders of the Company at a General Meeting on 6 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders at a General Meeting on 25 August 2022 and at the 2024 AGM.

The authority from shareholders to make off-market purchases of ordinary shares from HMT (or its nominee) under the terms of the Directed Buyback Contract was renewed at the 2024 AGM.

The company used this authority to make an off-market purchase of 392 million ordinary shares (nominal value £423 million) in the company from HMT on 31 May 2024, at a price of 316.2 pence per ordinary share for the total consideration of £1,241 million, representing 4.50% of the company’s issued ordinary share capital. The company cancelled 222 million of the purchased ordinary shares and transferred the remaining 170 million ordinary shares to treasury.

On 11 November 2024, the company made a further off-market purchase of 263 million ordinary shares (nominal value £283 million) in the company from HMT, at a price of 380.8 pence per ordinary share for the total consideration of £1 billion, representing 3.16% of the company’s issued ordinary share capital. The company cancelled all of purchased ordinary shares.

Shareholders will be asked to renew the authority for the company to make off-market purchases of its ordinary shares from HMT (or its nominee) at the AGM in 2025.

Dividends

In 2024 NatWest Group paid an interim dividend of £498 million, or 6 pence per ordinary share (2023 – £491 million, or 5.5 pence per ordinary share).

The company has announced that the directors have recommended a final dividend of £1.2 billion, or 15.5 pence per ordinary share (2023 – £1.0 billion, or 11.5 pence per ordinary share). The final dividend recommended by directors is subject to shareholders’ approval at the AGM on 23 April 2025. If approved, payment will be made on 28 April 2025 to shareholders on the register at the close of business on 14 March 2025. The ex-dividend date will be 13 March 2025.

Cumulative preference shares

At the AGM in 2024, shareholders renewed the authority for the company to make an off-market purchase of its preference shares. Shareholders will be asked to renew the authority at the AGM in 2025.

NatWest Group Annual Report on Form 20-F 2024	246

Notes to the consolidated financial statements continued

21 Share capital and other equity continued

Other equity

	2024	2023	2022
	£m	£m	£m
Additional Tier 1 notes
$1.15 billion 8.000% notes callable August 2025 (1)	736	735	735
$1.50 billion 6.000% notes callable December 2025 - June 2026 (2)	1,220	1,220	1,220
£1.00 billion 5.125% notes callable May - November 2027 (3)	998	998	998
£0.40 billion 4.5% notes callable March 2028 (4)	399	399	399
$0.75 billion 4.6% notes callable June 2031 (5)	539	538	538
$1.00 billion 8.125% notes callable November 2033 (6)	798	—	—
$0.75 billion 7.3% notes callable November 2034 (7)	590	—	—
	5,280	3,890	3,890

(1)	Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.314 per share.
(2)	Issued in June 2020. In the event of conversion, converted into ordinary shares at a price of $2.191 (translated at applicable exchange rate) per share.
(3)	Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(4)	Issued in March 2021. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(5)	Issued in June 2021. In the event of conversion, converted into ordinary shares at a price of $2.462 (translated at applicable exchange rate) per share.
(6)	Issued in May 2024. In the event of conversion, converted into ordinary shares at a price of $2.205 (translated at applicable exchange rate) per share.
(7)	Issued in November 2024. In the event of conversion, converted into ordinary shares at a price of $2.226 (translated at applicable exchange rate) per share.

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

Own shares held - at 31 December 2024, 11 million ordinary shares of £1.0769 each of the company (2023 –12 million) were held by employee share trusts in respect of share awards and options granted to employees. During 2024, the employee share trusts purchased no ordinary shares and delivered 1 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans.

The company does not use performance conditions or targets based on earnings per share (EPS), total shareholder return (TSR), and net asset value (NAV) in connection with its employee share plans.

As part of the shares bought back from HMT in May 2024, the company transferred 170 million ordinary shares to own shares held. The company has used a total of 80 million treasury shares in 2024 to satisfy the exercise of options and the vesting of share awards under the employee share plans. The balance of ordinary shares held in treasury as at 31 December 2024 was 277 million.

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

NatWest Group Annual Report on Form 20-F 2024	247

Notes to the consolidated financial statements continued

22 Structured entities

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

Other credit risk transfer securitisations

NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2024, debt securities in issue by such SEs (and held by third parties) were £1,175 million (2023 – £863 million). The associated loans and mortgages at 31 December 2024 were £13,226 million (2023 - £2,687 million). At 31 December, ECL in relation to non-defaulted assets was reduced by £43 million (2023 - £11 million) as a result of financial guarantee contracts with consolidated SEs.

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2024, £9,668 million (2023 - £11,067 million) of loans to customers provided security for debt securities in issue and other borrowing of £2,305 million (2023 - £3,619 million).

Lending of own issued securities

NatWest Group has issued, retained, and lent debt securities under securities lending arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent under such arrangements and does not recognise them. At 31 December 2024, £4,715 million (2023 - £4,062 million) of secured own issued liabilities have been retained and lent under securities lending arrangements. At 31 December 2024, £4,878 million (2023 - £4,168 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending arrangements.

NatWest Group Annual Report on Form 20-F 2024	248

Notes to the consolidated financial statements continued

22 Structured entities continued

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

The nature and extent of NatWest Group's interests in structured entities is summarised in the following table:

	2024			2023
	Asset-backed	Investment		Asset-backed	Investment
	securitisation	funds and		securitisation	funds and
	vehicles	other	Total	vehicles	other	Total
	£m	£m	£m	£m	£m	£m
Assets
Trading assets	252	216	468	303	311	614
Derivatives	94	—	94	134	—	134
Loans to customers	5,399	1,601	7,000	2,701	999	3,700
Other financial assets	15,744	923	16,667	13,096	1,062	14,158
Total	21,489	2,740	24,229	16,234	2,372	18,606

Liabilities
Derivatives	153	8	161	213	17	230
Total	153	8	161	213	17	230

Off balance sheet
Liquidity facilities/loan commitments	2,134	457	2,591	1,873	396	2,269
Guarantees	—	104	104	—	127	127
Total	2,134	561	2,695	1,873	523	2,396

Maximum exposure	23,470	3,293	26,763	17,894	2,878	20,772

NatWest Group Annual Report on Form 20-F 2024	249

Notes to the consolidated financial statements continued

23 Asset transfers

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

Securities sold under repurchase transactions and transactions with the substance of securities repurchase agreements are not derecognised if NatWest Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such transactions included on the balance sheet are set out below. All of these securities could be sold or repledged by the holder.

	2024	2023
The following assets have failed derecognition (1)	£m	£m
Trading assets	7,708	7,907
Loans to bank - amortised cost	70	10
Loans to customers - amortised cost	45	281
Other financial assets	13,174	8,764
Total	20,997	16,962

(1)	Associated liabilities were £20,394 million (2023 - £16,522 million).

Assets pledged as collateral

NatWest Group pledges collateral with its counterparties in respect of derivative liabilities, bank and stock borrowings and other transactions.

	2024	2023
Assets pledged against liabilities	£m	£m
Trading assets	10,288	10,976
Loans to banks - amortised cost	—	63
Loans to customers - amortised cost	19,030	21,611
Other financial assets (1)	4,451	6,506
Total	33,769	39,156

(1)

Includes assets pledged for pension derivatives and £499 million of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

As part of the covered debt programme £9,668 million of loans to customers and other debt instruments (2023 – £11,067 million) have been transferred to bankruptcy remote limited liability partnerships within the NatWest Group to provide collateral for issuances of debt securities and other borrowings by the NatWest Group of £2,305 million (2023 – £3,619 million). Refer to Note 22.

NatWest Group Annual Report on Form 20-F 2024	250

Notes to the consolidated financial statements continued

24 Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK Capital Requirements Regulation to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.

	2024	2023
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	39,350	37,157
Other equity instruments	(5,280)	(3,890)
	34,070	33,267
Regulatory adjustments and deductions
Own credit	28	(10)
Defined benefit pension fund adjustment	(147)	(143)
Cash flow hedging reserve	1,443	1,899
Deferred tax assets	(1,084)	(979)
Prudential valuation adjustments	(230)	(279)
Goodwill and other intangible assets	(7,544)	(7,614)
Expected loss less impairment	(27)	—
Foreseeable ordinary dividends	(1,249)	(1,013)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges	—	(525)
Adjustment under IFRS 9 transitional arrangements	33	202
	(9,142)	(8,827)
CET1 capital	24,928	24,440
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	5,259	3,875
AT1 capital	5,259	3,875
Tier 1 capital	30,187	28,315
Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,918	5,189
Other regulatory adjustments	—	128
Tier 2 capital	5,918	5,317
Total regulatory capital	36,105	33,632

(1)Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution. Refer Notes 5 and 32.

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

NatWest Group Annual Report on Form 20-F 2024	251

Notes to the consolidated financial statements continued

25 Memorandum items

Contingent liabilities and commitments

NatWest Group provides its customers with a variety of services to support their businesses, such as guarantees. These are reported as commitments. Contingent liabilities are possible obligations dependent on a future event or present obligations which are either not probable or cannot be measured reliably.

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2024. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	2024	2023
	£m	£m
Contingent liabilities and commitments
Guarantees	3,060	2,823
Other contingent liabilities	1,496	1,633
Standby facilities, credit lines and other commitments	135,405	127,424
Total	139,961	131,880

(1)	Updated to reflect the regulatory treatment of revocable commitments.

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

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2024	2023
	£m	£m
Capital expenditure on property, plant and equipment	14	38
Contracts to purchase goods or services (1)	1,160	1,121
	1,174	1,159

(1)	Of which due within 1 year: £356 million (2023 - £379 million).

NatWest Group Annual Report on Form 20-F 2024	252

Notes to the consolidated financial statements continued

25 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group’s financial statements. NatWest Group earned fee income of £302 million (2023 - £264 million; 2022 - £266 million) from these activities.

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

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 20 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 300.

NatWest Group Annual Report on Form 20-F 2024	253

Notes to the consolidated financial statements continued

25 Memorandum items continued

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as several non-class actions. The defendants in the co-ordinated proceeding have filed a summary judgment motion on the issue of liability, and briefing on that motion concluded in January 2025.

In March 2024, NatWest Group companies reached an agreement to settle the USD LIBOR class action that asserted claims on behalf of lenders who made USD LIBOR based loans. The settlement amount, which was covered in full by an existing provision, has been paid and the settlement has now received final court approval.

The non-class claims filed in the SDNY include claims that the Federal Deposit Insurance Corporation (FDIC) is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently scheduled to commence in Q1 2026.

In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal is now the subject of an appeal to the United States Court of Appeals for the Second Circuit (US Court of Appeals).

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs’ appeals in those two cases remain pending.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint. In December 2024, the United States Court of Appeals for the Ninth Circuit affirmed the district court’s decision.

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

NatWest Group Annual Report on Form 20-F 2024	254

Notes to the consolidated financial statements continued

25 Memorandum items continued

Foreign exchange litigation

NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants', but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022. The court has ordered that potential class members are required to either opt out of the proceedings or register to be included in or benefit from any potential settlement of the claim. Directions have been made for the provision of evidence during 2025 and 2026.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network.

In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants and the subject of an application for judicial review.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT’s decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024. The appeal is scheduled to be heard in April 2025.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants sought the court’s permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval. The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision. The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, a second summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of a new group of parties. The claimant seeks declarations from the district court in Amsterdam concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

In January 2025, a third summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of another new group of parties. The claimant seeks similar declarations from the district court in Amsterdam to those being sought in the above-mentioned claims, along with unspecified damages.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

NatWest Group Annual Report on Form 20-F 2024	255

Notes to the consolidated financial statements continued

25 Memorandum items continued

Government securities antitrust litigation

Class action antitrust claims commenced in March 2019 were pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by various European central banks (European government bonds or EGBs). The complaint alleged a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold EGBs.

In March 2024, NatWest Group companies reached an agreement to settle the class action. The settlement amount, which was covered in full by an existing provision, has been paid and the settlement has now received final court approval.

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in the non-class action claims is complete. In March 2024, NatWest Group companies reached an agreement to settle the class action. The settlement amount has been paid into escrow pending final court approval of the settlement and was covered in full by an existing provision.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers, in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards to NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result, the case entered the discovery phase as against the non-dismissed defendants. In January 2024, the SDNY issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps. The SDNY's decision is the subject of a pending appeal to the US Court of Appeals.

Odd lot corporate bond trading antitrust litigation

In July 2024, the US Court of Appeals vacated the SDNY's October 2021 dismissal of the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The appellate court held that the district judge who made the decision should not have been presiding over the case because a member of the judge’s family had owned stock in one of the defendants while the motion was pending. The defendants are now seeking dismissal by a different district court judge.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

NatWest Group Annual Report on Form 20-F 2024	256

Notes to the consolidated financial statements continued

25 Memorandum items continued

Offshoring VAT assessments

HMRC, as part of an industry - wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review have both been stayed pending further discussion with HMRC in relation to a separate case involving another bank. The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from the India-registered NatWest Group companies.

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

The first of these actions , alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case. The plaintiffs have now filed a motion in the district court to re-open the case to assert aiding and abetting claims that they previously did not assert , which the defendants are opposing. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals.

Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB has appealed that decision and a prior decision by the court not to allow them to discontinue their claim. Both appeals are scheduled to be heard in November 2025.

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

NatWest Group is co-operating fully with the matters described below.

NatWest Group Annual Report on Form 20-F 2024	257

Notes to the consolidated financial statements continued

25 Memorandum items continued

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney’s Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a probationary period, which was extended to end concurrently with the conclusion of the independent monitorship, which is also required under the plea agreement. The term of the independent monitorship and the ongoing implementation of recommendations made by it is currently scheduled to conclude in December 2025 but may be extended by agreement with the DOJ. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs from any extension of monitorship and/or the period of the probation, findings that NWM Plc violated its probation term, and possible re - sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 300.

RBSI Ltd reliance regime and referral to enforcement

In January 2023, the Jersey Financial Services Commission (JFSC) notified RBSI Ltd that it had been referred to its Enforcement Division in relation to RBSI Ltd’s operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables RBSI Ltd to rely on regulated third parties for specific due diligence information. RBSI Ltd has provided information to the JFSC at its request.

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

The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal. In September 2024, the Court of Appeal allowed UBIDAC’s appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing, and UBIDAC is following up with the FSPO in that regard.

Other customer remediation in Ulster Bank Ireland DAC

UBIDAC identified other legacy issues leading to the establishment of remediation requirements and progress is ongoing to conclude activities.

NatWest Group Annual Report on Form 20-F 2024	258

Notes to the consolidated financial statements continued

26 Non-cash and other items

This note shows non-cash items adjusted for in the cash flow statement and movement in operating assets and liabilities.

	2024	2023	2022
	£m	£m	£m
Impairment losses	359	572	266
Depreciation and amortisation	1,058	934	833
Change in fair value taken to profit or loss of other financial assets	274	(584)	1,267
Change in fair value taken to profit or loss of other financial liabilities and subordinated liabilities	200	831	(2,400)
Foreign exchange recycling losses/(gains)	77	(484)	(5)
Elimination of foreign exchange differences	1,525	312	10
Income receivable on other financial assets	(2,459)	(1,415)	(585)
Loss on sale of other financial assets	21	44	172
Share of (profit)/loss of associates	(19)	9	30
(Gain)/loss on sale of other assets and net assets and liabilities	(23)	125	154
Interest payable on MRELs and subordinated liabilities	1,407	1,352	1,103
(Gain)/loss on redemption of own debt	—	(3)	161
Charges and releases on provisions	330	313	248
Change in fair value of cash flow hedges	1,494	1,021	(304)
Other non-cash items	35	59	48
Defined benefit pension schemes	86	122	205
Non-cash and other items	4,365	3,208	1,203
Change in operating assets and liabilities
Change in trading assets	(5,331)	327	14,991
Change in derivative assets	(373)	20,826	3,621
Change in settlement balance assets	5,146	(4,659)	(431)
Change in loans to banks	278	752	(202)
Change in loans to customers	(17,173)	(15,626)	(7,628)
Change in other financial assets	(92)	132	(328)
Change in other assets	133	(213)	(255)
Change in assets of disposal groups	106	412	(4,117)
Change in bank deposits	9,262	1,749	(5,838)
Change in customer deposits	2,113	(18,964)	(29,492)
Change in settlement balance liabilities	(4,916)	4,633	(56)
Change in trading liabilities	1,078	828	(11,790)
Change in derivative liabilities	(313)	(21,652)	(6,788)
Change in other financial liabilities	3,640	6,564	989
Change in notes in circulation	79	19	171
Change in other liabilities	(904)	(807)	(1,294)
Change in operating assets and liabilities	(7,267)	(25,679)	(48,447)

NatWest Group Annual Report on Form 20-F 2024	259

Notes to the consolidated financial statements continued

27 Analysis of the net investment in business interests and intangible assets

This note shows cash flows relating to obtaining or losing significant influence in associates or control of subsidiaries and net assets and liabilities purchased and sold. These cash flows are presented as investing activities on the cash flow statement.

	2024	2023	2022
	£m	£m	£m
Fair value given for business acquired	—	(139)	—
Acquisition of interest in associates	(4)	—	(1)
Additional investment in associates	(1)	(5)	—
Net assets and liabilities purchased	(2,296)	—	—
Net outflow of cash in respect of acquisitions	(2,301)	(144)	(1)

Disposal of net assets and liabilities	1,003	5,560	6,270
Loss on disposal of net assets and liabilities	(8)	(87)	(106)
Net inflow of cash in respect of disposals	995	5,473	6,164

Dividends received from associate	1	16	—
Net cash expenditure on intangible assets	(614)	(744)	(743)
Net (outflow)/inflow of cash	(1,919)	4,601	5,420

28 Analysis of changes in financing during the year

This note shows cash flows and non-cash movements relating to the financing activities of the Group, including movements in share capital, share premium, paid-in equity, subordinated liabilities and MRELs.

	Share capital, share premium,
	and paid-in equity			Subordinated liabilities			MRELs
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	14,734	15,590	16,519	5,714	6,260	8,429	21,660	22,265	23,423

Issue of paid-in equity	1,390	—	—
Issue of subordinated liabilities				1,386	611	648
Redemption of subordinated liabilities				(999)	(1,250)	(3,693)
Interest paid on subordinated liabilities				(459)	(439)	(374)
Issue of MRELs							5,051	3,973	3,721
Maturity and redemption of MRELs							(2,854)	(4,236)	(4,992)
Interest paid on MRELs							(885)	(844)	(703)
Net cash flows from financing activities	1,390	—	—	(72)	(1,078)	(3,419)	1,312	(1,107)	(1,974)
Shares repurchased	(711)	(856)	(929)
Effects of foreign exchange				(54)	(166)	597	(49)	(987)	1,889
Changes in fair value of subordinated liabilities and MRELs				76	230	(594)	124	601	(1,806)
Preference shares reclassified to subordinated liabilities				—	—	750
(Gain)/loss on redemption of own debt				—	(3)	161			—
Interest payable on subordinated liabilities and MRELs				465	464	370	942	888	733
Other	—	—	—	7	7	(34)	9	—	—
At 31 December	15,413	14,734	15,590	6,136	5,714	6,260	23,998	21,660	22,265

NatWest Group Annual Report on Form 20-F 2024	260

Notes to the consolidated financial statements continued

29 Analysis of cash and cash equivalents

Non-cash and other add back items and movements in operating assets and liabilities are adjusted for in the cash flow statement. Loans to banks and treasury bills with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

	2024	2023	2022
	£m	£m	£m
Cash and balances at central banks	92,994	104,262	144,832
Trading assets	6,886	8,851	8,551
Other financial assets	—	139	19
Loans to banks (1)	4,965	5,572	5,047
Cash and cash equivalents	104,845	118,824	158,449

(1)	Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £3,660 million (2023 - £4,434 million; 2022 - £4,895 million).

Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. NatWest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €95 million (2023 - €132 million, 2022 - €64 million). The Royal Bank of Scotland International Limited had balances with Central Bank of Luxembourg of £111 million (2023 - £135 million, 2022 - £108 million).

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

	2024	2023
Directors' remuneration	£000	£000
Non-executive directors emoluments	1,547	1,574
Chair and executive directors emoluments	6,425	6,408
	7,972	7,982
Amounts receivable under long-term incentive plans and share option plans	1,471	2,708
Total	9,443	10,690

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2024	2023
	£000	£000
Short-term benefits	20,862	21,098
Post-employment benefits	643	741
Share-based payments	5,624	7,264
	27,129	29,103

Short term benefits include benefits expected to be settled wholly within twelve months of balance sheet date. Post-employment benefits include defined benefit contributions for active members and pension funding to support contributions to the defined contribution schemes. Share-based payments include awards vested under rewards schemes.

NatWest Group Annual Report on Form 20-F 2024	261

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

	At 31 December
	2024	2023
	£000	£000
Loans to customers - amortised cost	3,538	11,406
Customer deposits	39,431	55,254

At 31 December 2024, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £2,570,654 in respect of loans to 7 persons who were directors of the company at any time during the financial period.

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

UK Government

The UK Government’s shareholding in NatWest Group plc is managed by UK Government Investments Limited, a company wholly owned by the UK Government. At 31 December 2024 HM Treasury’s holding in NatWest Group plc’s ordinary shares was 9.99% (31 December 2023 - 37.97%). As a result, the UK Government through HM Treasury is no longer the controlling shareholder of NatWest Group plc as per UK listing rules. The UK Government and UK Government-controlled bodies remain related parties of the NatWest Group.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the UK bank levy Note 3) and FSCS levy (Note 25) - together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

In March 2024 Bank of England Levy replaced the Cash Ratio Deposit scheme. Members of NatWest Group that are UK authorised institutions are required to pay the levy having eligible liabilities greater than £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

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

NatWest Group Annual Report on Form 20-F 2024	262

Notes to the consolidated financial statements continued

32 Related parties continued

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

Amounts included in the NatWest Group financial statements, in aggregate, by category of related party are as follows:

	Associates and	Equity
	joint ventures	shares (1)	Total
31 December 2024	£m	£m	£m
Investments	690	122	812
Loans to customers- amortised cost	—	4	4
Customer deposits	1	1	2
Other comprehensive income	—	(22)	(22)
Other operating income	19	—	19

31 December 2023
Investments	668	145	813
Loans to customers - amortised cost	—	13	13
Customer deposits	2	10	12
Other comprehensive income	—	(8)	(8)
Other operating income	(11)	—	(11)

(1)Represents investments in entities where ownership is more than 10%

Post employment benefits

NatWest Group recharges NatWest Group Pension Fund with the cost of pension management services incurred by it. NatWest Group Pension Fund holds bank accounts held with the NatWest Group plc. At 31 December 2024 these balances amounted to £43.2 million (2023 - £36.2 million).

NatWest Group Pension fund also holds certain interest rate swaps, inflation swaps, credit derivatives, cross currency swaps and forward exchange rate agreements where subsidiaries of NatWest Group act as counterparties. These transactions are on commercial terms and carried out on an arms-length basis.

During February 2023, NatWest Group entered into an agreement to establish a new legal structure to hold assets, consolidated on NatWest Group’s balance sheet, to meet potential future contributions required by the Main section of the Group’ Pension Fund. This transaction required transfer of £471 million to the Reservoir Trust after the final dividend for 2022 approved by shareholders. This transaction does not create a pension liability with the Main section of the Group Pension Fund. Refer to details in Note 5 and in Material contracts information on page 309.

33 Post balance sheet events

A post balance sheet event is an event that takes place between the reporting date and the date of approval of the financial statements. Significant events are included in the financial statements either to provide new information about conditions that existed at 31 December 2024 (reporting date), including estimates used to prepare the financial statements (known as an adjusting event) or to provide new information about conditions that did not exist at 31 December 2024 (non-adjusting events). This note provides information relating to material non-adjusting events.

On 18 February 2025, NatWest Group plc priced €1,000,000,000 3.723% fixed to fixed rate reset subordinated Tier 2 notes due 2035, settling on 25 February 2025.

Other than as disclosed in the accounts, there have been no other significant events subsequent to 31 December 2024 which would require a change or additional disclosure.

NatWest Group Annual Report on Form 20-F 2024	263

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA)guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry. These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 3. Cost:income ratio (excl. litigation and conduct) on page 268.

The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segmental performance on pages 14-21 for components of calculation.

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity and Ulster Bank RoI.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.

These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 170 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 7. Loan:deposit ratio (excl. repos and reverse repos) on page 270.

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is: loan:deposit ratio - this is calculated as net loans to customers held at amortised cost divided by customer deposits.

NatWest Group return on tangible equity Refer to table 4. NatWest Group return on tangible equity on page 269.

NatWest Group return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is: return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

NatWest Group Annual Report on Form 20-F 2024	264

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segmental performance on pages 14-21 for components of calculation.

Net interest margin is net interest income, as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets mostly comprising debt securities. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segmental performance on pages 14-21 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 2. Operating expenses excluding litigation and conduct on page 267.

The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segmental return on equity Refer to table 5. Segmental return on equity on page 269.

Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 6. Tangible net asset value (TNAV) per ordinary share on page 270.

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 266.

Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group Annual Report on Form 20-F 2024	265

Non-IFRS financial measures continued

1. Total income excluding notable items

	2024	2023	2022
	£m	£m	£m
Continuing operations
Total income	14,703	14,752	13,156
Less notable items:
Commercial & Institutional
Fair value, disposal losses and asset disposals/strategic risk reduction	—	—	(45)
Own credit adjustments (OCA)	(9)	(2)	42
Tax interest on prior periods	—	3	—
Central items & other
Loss on redemption of own debt	—	—	(161)
Effective interest rate adjustment as a result of redemption of own debt	—	—	(41)
Profit from insurance liabilities	—	—	92
Liquidity Asset Bond sale (losses)/gains	—	(43)	(88)
Share of associate gains/(losses) for Business Growth Fund	21	(4)	(22)
Property strategy update	—	(69)	—
Interest and foreign exchange management derivatives not in hedge accounting relationships	150	79	369
Foreign exchange recycling (losses)/gains	(76)	484	—
Ulster Bank RoI fair value mortgage adjustments	—	—	(51)
Tax interest on prior periods	(31)	(35)	—
	55	413	95
Total income excluding notable items	14,648	14,339	13,061

NatWest Group Annual Report on Form 20-F 2024	266

Non-IFRS financial measures continued

2. Operating expenses excluding litigation and conduct

	Litigation	Other	Statutory
	and conduct	operating	operating
	costs	expenses	expenses
Year ended 31 December 2024	£m	£m	£m
Continuing operations
Staff expenses	64	3,997	4,061
Premises and equipment	—	1,211	1,211
Depreciation and amortisation	—	1,058	1,058
Other administrative expenses	231	1,588	1,819
Total	295	7,854	8,149

Year ended 31 December 2023
Continuing operations
Staff expenses	62	3,839	3,901
Premises and equipment	—	1,153	1,153
Depreciation and amortisation	—	934	934
Other administrative expenses	293	1,715	2,008
Total	355	7,641	7,996

Year ended 31 December 2022
Continuing operations
Staff expenses	45	3,671	3,716
Premises and equipment	—	1,112	1,112
Depreciation and amortisation	—	833	833
Other administrative expenses	340	1,686	2,026
Total	385	7,302	7,687

NatWest Group Annual Report on Form 20-F 2024	267

Non-IFRS financial measures continued

3. Cost:income ratio (excl. litigation and conduct)

			Commercial	Central items
	Retail Banking	Private Banking	& Institutional	& other	NatWest Group
Year ended 31 December 2024	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	2,937	716	4,274	222	8,149
Less litigation and conduct costs	(110)	(3)	(156)	(26)	(295)
Other operating expenses	2,827	713	4,118	196	7,854

Total income	5,650	969	7,957	127	14,703
Cost:income ratio	52.0%	73.9%	53.7%	nm	55.4%
Cost:income ratio (excl. litigation and conduct)	50.0%	73.6%	51.8%	nm	53.4%

Year ended 31 December 2023
Continuing operations
Operating expenses	2,828	685	4,091	392	7,996
Less litigation and conduct costs	(117)	(9)	(224)	(5)	(355)
Other operating expenses	2,711	676	3,867	387	7,641

Total income	5,931	990	7,421	410	14,752

Cost:income ratio	47.7%	69.2%	55.1%	nm	54.2%
Cost:income ratio (excl. litigation and conduct)	45.7%	68.3%	52.1%	nm	51.8%

Year ended 31 December 2022
Continuing operations
Operating expenses	2,593	622	3,744	728	7,687
Less litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Other operating expenses	2,484	610	3,563	645	7,302

Total income	5,646	1,056	6,413	41	13,156

Cost:income ratio	45.9%	58.9%	58.4%	nm	58.4%
Cost:income ratio (excl. litigation and conduct)	44.0%	57.8%	55.6%	nm	55.5%

NatWest Group Annual Report on Form 20-F 2024	268

Non-IFRS financial measures continued

4. NatWest Group return on tangible equity

	Year ended or as at
	31 December	31 December
	2024	2023
	£m	£m
Profit attributable to ordinary shareholders	4,519	4,394

Average total equity	38,018	36,201
Adjustment for other owners' equity and intangibles	(12,226)	(11,486)
Adjusted total tangible equity	25,792	24,715

Return on equity	11.9%	12.1%
Return on tangible equity	17.5%	17.8%

5. Segmental return on equity

	Retail	Private	Commercial &
Year ended 31 December 2024	Banking	Banking	Institutional
Operating profit (£m)	2,431	264	3,585
Paid-in equity cost allocation (£m)	(79)	(18)	(183)
Adjustment for tax (£m)	(659)	(69)	(851)
Adjusted attributable profit (£m)	1,693	177	2,551
Average RWAe (£bn)	63.4	11.1	107.0
Equity factor	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.5	1.2	14.8
Return on equity	19.9%	14.2%	17.2%

Year ended 31 December 2023
Operating profit (£m)	2,638	291	3,236
Paid-in equity cost allocation (£m)	(55)	(23)	(165)
Adjustment for tax (£m)	(723)	(75)	(768)
Adjusted attributable profit (£m)	1,860	193	2,303
Average RWAe (£bn)	57.8	11.4	107.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.8	1.3	15.0
Return on equity	23.8%	14.8%	15.4%

Year ended 31 December 2022
Operating profit (£m)	2,824	436	2,547
Paid-in equity cost allocation (£m)	(80)	(15)	(187)
Adjustment for tax (£m)	(768)	(118)	(590)
Adjusted attributable profit (£m)	1,976	303	1,770
Average RWAe (£bn)	53.1	11.3	104.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.6
Return on equity	28.6%	24.5%	12.2%

NatWest Group Annual Report on Form 20-F 2024	269

Non-IFRS financial measures continued

6. Tangible net asset value (TNAV) per ordinary share

	Year ended
	31 December	31 December
	2024	2023
Ordinary shareholders’ interests (£m)	34,070	33,267
Less intangible assets (£m)	(7,588)	(7,614)
Tangible equity (£m)	26,482	25,653

Ordinary shares in issue (millions) (1)	8,043	8,792

NAV per ordinary share (pence)	424p	378p
TNAV per ordinary share (pence)	329p	292p

(1)	The number of ordinary shares in issue excludes own shares held.

7. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	31 December	31 December	31 December
	2024	2023	2022
	£m	£m	£m
Loans to customers - amortised cost	400,326	381,433	366,340
Less reverse repos	(34,846)	(27,117)	(19,749)
Loans to customers - amortised cost (excl. reverse repos)	365,480	354,316	346,591

Customer deposits	433,490	431,377	450,318
Less repos	(1,363)	(10,844)	(9,828)
Customer deposits cost (excl. repos)	432,127	420,533	440,490

Loan:deposit ratio	92%	88%	81%
Loan:deposit ratio (excl. repos and reverse repos)	85%	84%	79%

NatWest Group Annual Report on Form 20-F 2024	270

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMAs

AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA net flows

AUMA net flows represents assets under management and assets under administration.

AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

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

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

NatWest Group Annual Report on Form 20-F 2024	271

Additional information

NatWest Group Annual Report on Form 20-F 2024	272

Selected statistical and other data

The geographic analysis, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields and spreads in this report have generally been compiled on the basis of location of office - UK and overseas - unless indicated otherwise. ‘UK’ in this context includes transactions conducted through the offices in the UK which service international banking transactions.

Yields and spreads of the banking business

	2024	2023	2022
	%	%	%
Gross yield (1,4)
- Group	4.59	4.04	2.29
- UK	4.76	4.22	2.42
- Overseas	1.85	1.45	0.31
Interest spread (2,4)
- Group	1.19	1.32	1.58
- UK	1.37	1.52	1.70
- Overseas	(1.79)	(2.86)	(0.03)
Net interest yield (3,4)
- Group	2.06	2.12	1.81
- UK	2.12	2.22	1.92
- Overseas	0.90	0.76	0.19

(1)	Gross yield is the interest earned on average interest-earning assets of the banking book as reported within the average balance sheet and related interest table.
(2)

Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business as reported within the average balance sheet and related interest table.

(3)

Net interest yield is net interest income of the banking business as a percentage of interest-earning assets (IEA) of the banking business as reported within the average balance sheet and related interest table.

(4)	The analysis into UK and overseas has been compiled on the basis of location of office.

NatWest Group Annual Report on Form 20-F 2024	273

Average balance sheet and related interest

		2024			2023			2022
		Average			Average			Average
		balance	Interest	Rate	balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans to banks	-UK	113,948	3,744	3.29	105,564	3,443	3.26	146,705	1,859	1.27
	-Overseas	26,089	302	1.16	29,072	294	1.01	28,885	18	0.06
Loans to customers	-UK	351,680	18,169	5.17	345,875	15,458	4.47	328,467	9,972	3.04
	-Overseas	1,858	126	6.78	1,744	93	5.31	2,076	71	3.42
Other financial assets	-UK	52,110	2,709	5.20	35,753	1,638	4.58	34,632	525	1.52
	-Overseas	2,593	137	5.28	2,583	97	3.77	3,468	16	0.45
Interest-earning assets	-UK	517,738	24,622	4.76	487,192	20,539	4.22	509,804	12,356	2.42
	-Overseas	30,540	565	1.85	33,399	484	1.45	34,429	105	0.31
Total interest-earning assets	-banking business (1,2,3,5)	548,278	25,187	4.59	520,591	21,023	4.04	544,233	12,461	2.29
	-trading business (4)	60,350			51,932			69,618
Interest-earning assets		608,628			572,523			613,851
Non-interest-earning assets		115,655			130,927			151,653
Total assets		724,283			703,450			765,504
Percentage of assets applicable to overseas operations		12.93%			14.27%			10.44%

Liabilities
Bank deposits	-UK	29,684	1,516	5.11	16,428	1,033	6.29	15,443	266	1.73
	-Overseas	412	18	4.37	183	6	3.26	279	3	0.91
Customer deposits: demand	-UK	93,513	2,090	2.23	90,833	1,428	1.57	98,226	210	0.21
	-Overseas	415	—	—	742	—	—	6,808	1	0.01
Customer deposits: savings	-UK	142,847	3,182	2.23	141,374	2,305	1.63	158,453	240	0.15
	-Overseas	1	—	—	59	—	—	2,068	—	—
Customer deposits: other time	-UK	59,054	2,901	4.91	35,307	1,389	3.93	14,755	285	1.93
	-Overseas	4,439	158	3.56	4,569	152	3.33	2,497	8	0.34
Other financial liabilities	-UK	56,236	2,983	5.30	52,927	2,908	5.49	45,910	1,161	2.53
	-Overseas	2,912	112	3.85	1,978	68	3.45	1,256	10	0.83
Subordinated liabilities	-UK	6,120	464	7.58	6,334	460	7.26	7,426	353	4.75
	-Overseas	225	1	0.44	502	4	0.86	459	17	3.76
Internal funding of trading business	-UK	13,817	487	3.52	17,625	221	1.26	15,590	65	0.41
	-Overseas	(470)	—	—	(2,691)	—	—	(1,774)	—	—
Interest-bearing liabilities	-UK	401,271	13,623	3.39	360,828	9,744	2.70	355,803	2,580	0.73
	-Overseas	7,934	289	3.64	5,342	230	4.31	11,593	39	0.34
Total interest-bearing liabilities	-banking business (1,2)	409,205	13,912	3.40	366,170	9,974	2.72	367,396	2,619	0.71
	-trading business (4)	79,398			72,085			68,505
Interest-bearing liabilities		488,603			438,255			435,901
Non-interest-bearing liabilities:
Demand deposits	-UK	133,030			145,403			172,175
	-Overseas	202			577			3,497
Other liabilities		64,393			83,000			115,724
Total equity		38,055			36,215			38,207
Total liabilities and equity		724,283			703,450			765,504
Percentage of liabilities applicable to overseas operations		9.99%			9.64%			7.82%

(1)	2024 average balances include Repos.
(2)	Interest receivable and interest payable are net of negative interest on financial assets of £nil (2023 - £3 million; 2022 - £177 million).
(3)	Interest receivable includes £936 million (2023 - £837 million; 2022 - £596 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)	Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans to banks and loans to customers.
(6)	The analysis into UK and overseas has been compiled on the basis of location of office.
(7)	2024, 2023 and 2022 Loans and advances to customers average balances have been reclassified to exclude assets held for sale (2024 - £0.63 billion, 2023 - £3.65 billion, 2022 – £12.69 billion)

	2024	2023	2022
Other financial data	%	%	%
Return on average total assets (1)	0.6	0.6	0.4

(1)	Represents profit/(loss) attributable to ordinary shareholders as a percentage of average total assets.

NatWest Group Annual Report on Form 20-F 2024	274

Ratios

	Personal				Wholesale					Total
		Credit	Other
2024	Mortgages	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
Average loans (£m)	205,254	6,390	8,764	220,408	26,802	80,467	106,955	3,236	217,460	437,868
Provision charges/(releases) (£m)	8	115	161	284	8	47	19	1	75	359

As a % of average loans during the year
Total provisions charged/(released) to income statement	0.00%	1.80%	1.84%	0.13%	0.03%	0.06%	0.02%	0.03%	0.03%	0.08%

2023
Average loans (£m)	205,499	5,099	8,851	219,449	29,976	77,467	99,289	4,278	211,010	430,459
Provision charges/(releases)	35	193	254	482	34	58	6	(2)	96	578

As a % of average loans during the year
Total provisions charged/(released) to income statement	0.02%	3.78%	2.87%	0.22%	0.11%	0.07%	0.01%	(0.05)%	0.05%	0.13%

2022
Average loans (£m)	197,287	4,050	9,189	210,526	31,595	81,880	100,169	5,084	218,728	429,254
Provision charges/(releases)	(74)	56	259	241	126	(47)	19	(2)	96	337

As a % of average loans during the year
Total provisions charged/(released) to income statement	(0.04)%	1.38%	2.82%	0.11%	0.40%	(0.06)%	0.02%	(0.05)%	0.04%	0.08%

Loans

	Less than			More than
	1 year	1-5 Years	5-15 years	15 years	Total
2024	£m	£m	£m	£m	£m
Personal
Mortgages	10,964	37,696	81,709	78,340	208,709
Credit cards	1,368	1,729	2,260	1,429	6,786
Other personal	3,979	4,081	559	242	8,861
Wholesale
Property	6,529	17,513	6,083	2,036	32,161
Financial institutions	88,269	11,485	4,752	94	104,600
Sovereign	2,829	874	415	9	4,127
Corporate	28,502	31,336	14,382	2,785	77,005
Total	142,440	104,714	110,160	84,935	442,249
of which:
Amortised cost
Fixed interest rates	52,006	46,977	83,021	75,593	257,597
Variable interest rates	55,678	56,800	27,047	9,234	148,759
Trading assets
Fixed interest rates	19,627	37	—	—	19,664
Variable interest rates	15,119	256	—	—	15,375
Other financial asset
Fixed interest rates	5	8	28	53	94
Variable interest rates	5	636	64	55	760

NatWest Group Annual Report on Form 20-F 2024	275

Analysis of change in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

		2024 over 2023 - statutory			2023 over 2022 - statutory
		(Decrease)/increase due to changes in:			(Decrease)/increase due to changes in:
		Average	Average	Net	Average	Average	Net
		volume	rate	change	volume	rate	change
		£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans to banks	UK	270	31	301	(646)	2,230	1,584
	Overseas	(32)	41	9	—	276	276
Loans to customers	UK	262	2,449	2,711	555	4,931	5,486
	Overseas	6	27	33	(13)	34	21
Other financial assets	UK	826	244	1,070	18	1,095	1,113
	Overseas	—	40	40	(5)	87	82
Total interest receivable of the banking business	UK	1,358	2,724	4,082	(73)	8,256	8,183
	Overseas	(26)	108	82	(18)	397	379
		1,332	2,832	4,164	(91)	8,653	8,562

Interest-bearing liabilities
Bank deposits	UK	(706)	223	(483)	(18)	(748)	(766)
	Overseas	(9)	(3)	(12)	1	(5)	(4)
Customer deposits: demand	UK	(43)	(619)	(662)	17	(1,235)	(1,218)
	Overseas	—	—	—	—	—	—
Customer deposits: savings	UK	(24)	(853)	(877)	28	(2,094)	(2,066)
	Overseas	—	—	—	—	—	—
Customer deposits: other time	UK	(1,103)	(409)	(1,512)	(633)	(471)	(1,104)
	Overseas	4	(10)	(6)	(12)	(130)	(142)
Other financial liabilities	UK	(178)	103	(75)	(203)	(1,545)	(1,748)
	Overseas	(35)	(9)	(44)	(9)	(49)	(58)
Subordinated liabilities	UK	16	(20)	(4)	58	(165)	(107)
	Overseas	2	1	3	(1)	14	13
Internal funding of trading business	UK	57	(323)	(266)	(9)	(146)	(155)
	Overseas	—	—	—	—	—	—
Total interest payable of the banking business	UK	(1,981)	(1,898)	(3,879)	(760)	(6,404)	(7,164)
	Overseas	(38)	(21)	(59)	(21)	(170)	(191)
		(2,019)	(1,919)	(3,938)	(781)	(6,574)	(7,355)

Movement in net interest income	UK	(623)	826	203	(833)	1,852	1,019
	Overseas	(64)	87	23	(39)	227	188
		(687)	913	226	(872)	2,079	1,207

NatWest Group Annual Report on Form 20-F 2024	276

Analysis of debt securities - fair value through other comprehensive income

The following table analyses debt securities and the related yield (based on weighted averages) by remaining maturity and issuer:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2024	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	8,291	4.3	2,087	4.0	2,041	3.1	862	4.0	13,281	4.0
- US	338	1.3	3,773	3.0	324	3.4	152	2.8	4,587	2.9
- Other	2,010	0.9	3,005	2.5	1,069	2.9	108	3.1	6,192	2.1
Other debt	1,950	2.6	9,833	3.1	1,479	3.2	214	3.4	13,476	3.1
	12,589	3.4	18,698	3.1	4,913	3.1	1,336	3.7	37,536	3.2
Of which ABS (1)	95	4.6	624	4.7	45	5.1	30	4.0	794	4.7

2023
Central and local governments
- UK	3,442	0.1	620	4.1	640	2.0	1,739	3.4	6,441	1.5
- US	255	1.4	3,690	2.4	1,310	3.2	262	3.3	5,517	2.6
- Other	2,147	0.6	2,323	2.0	1,123	—	145	2.1	5,738	1.6
Other debt	2,124	2.2	6,887	2.8	1,418	2.5	198	3.4	10,627	2.6
	7,968	0.8	13,520	2.6	4,491	2.6	2,344	3.3	28,323	2.2
Of which ABS (1)	614	2.8	1,571	2.6	360	1.3	34	5.0	2,579	2.5

2022
Central and local governments
- UK	—	—	154	4.0	137	1.1	511	2.7	802	2.7
- US	2,120	1.2	3,934	2.2	850	3.1	271	3.2	7,175	2.1
- Other	1,168	0.6	501	0.9	—	—	88	2.9	1,757	0.8
Other debt	1,099	1.3	4,232	1.9	1,309	1.3	125	2.1	6,765	1.7
	4,387	1.0	8,821	2.1	2,296	1.9	995	2.8	16,499	1.8
Of which ABS (1)	425	1.6	1,993	1.8	470	1.0	73	3.1	2,961	1.7

(1)	Includes covered bonds.

NatWest Group Annual Report on Form 20-F 2024	277

Analysis of debt securities – amortised cost

The following table analyses debt securities at amortised cost and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2024	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	418	1.8	3,153	0.3	—	—	—	—	3,571	0.5
- US	239	1.0	261	1.8	—	—	—	—	500	1.4
- Other	45	2.7	40	4.6	—	—	—	—	85	3.6
Other debt	1,133	3.2	5,449	4.8	5,373	0.9	8,486	1.4	20,441	2.3
Total	1,835	2.6	8,903	3.2	5,373	0.9	8,486	1.4	24,597	2.0

2023
Central and local governments
- UK	754	1.9	2,064	0.8	71	0.9	—	—	2,889	1.1
- US	155	2.3	492	1.5	—	—	—	—	647	1.7
- Other	18	—	17	—	—	—	—	—	35	—
Other debt	1,198	2.7	4,987	4.5	4,410	1.2	7,529	1.1	18,124	2.1
Total	2,125	2.3	7,560	3.3	4,481	1.2	7,529	1.1	21,695	2.0

2022
Central and local governments
- UK	811	1.5	1,330	1.5	421	0.6	—	—	2,562	1.3
- US	297	0.9	640	0.9	—	—	—	—	937	0.9
- Other	18	0.9	36	0.9	—	—	—	—	54	0.9
Other debt	786	2.3	3,919	4.7	2,316	1.9	2,561	1.2	9,582	2.9
Total	1,912	1.7	5,925	3.5	2,737	1.7	2,561	1.2	13,135	2.4

NatWest Group Annual Report on Form 20-F 2024	278

Analysis of deposits - product analysis

The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2024	2023	2022
	£m	£m	£m
UK
Deposits
- interest-free	136,477	142,865	174,337
- interest-bearing	316,585	299,011	286,023
Total UK	453,062	441,876	460,360
Overseas
Deposits
- interest-free	786	832	2,708
- interest-bearing	12,732	14,402	16,213
Total overseas	13,518	15,234	18,921
Total deposits	466,580	457,110	479,281
Overseas
US	43	23	22
Rest of the World	13,475	15,211	18,899
Total overseas	13,518	15,234	18,921

Repos
UK	23,872	26,088	19,991
US	16,723	13,371	14,647
Rest of the World	3,546	1,405	377
Total repos	44,141	40,864	35,015

Time deposits

	2024	2023	2022
	£m	£m	£m
Uninsured time deposits by maturity
0-3 months	19,063	17,797	12,573
3-6 months	7,479	12,941	6,274
6-12 months	11,651	11,034	4,889
Over 12 months	11,006	18,422	15,414
Total	49,199	60,194	39,149

Total uninsured time deposits have been calculated as the aggregate carrying value of the Group’s time deposits less the insured time deposit amounts as determined for regulatory purposes by the Group’s licensed deposit-takers, being those deposits eligible for immediate protection under deposit protection schemes (principally the Financial Services Compensation Scheme in the UK)

NatWest Group Annual Report on Form 20-F 2024	279

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At year end		During the year
		Weighted average			Weighted average
	Balance	interest rate	Maximum balance	Average balance	interest rate
2024	£bn	%	£bn	£bn	%
Repos	44	6.3	61	48	7.3
Financial institutions (1)	57	1.2	59	55	1.2
Commercial paper	6	4.1	10	8	4.5
Certificates of deposits	5	4.8	8	6	4.9
Total	112	3.5	138	117	4.1

2023
Repos	41	7.3	56	40	7.1
Financial institutions (1)	55	1.2	62	58	0.9
Commercial paper	4	4.5	8	6	3.7
Certificates of deposits	7	4.8	7	5	4.6
Total	107	3.9	133	109	3.5

2022
Repos	35	1.5	58	47	0.9
Financial institutions (1)	57	0.5	76	65	0.2
Commercial paper	3	1.5	24	5	0.2
Certificates of deposits	2	3.0	5	3	1.0
Total	97	1.0	163	120	0.5

(1)	Excludes derivative cash collateral of £13 billion at 31 December 2024 (2023 - £15 billion; 2022 - £18 billion); and 2024 average of £13 billion (2023 - £15 billion; 2022 - £19 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations

The table below summarises other contractual cash obligations by payment date.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2024	£m	£m	£m	£m	£m	£m

Contractual obligations to purchase goods or services	82	275	538	256	9	—
Total	82	275	538	256	9	—

2023

Contractual obligations to purchase goods or services	97	282	490	219	32	—
Total	97	282	490	219	32	—

2022

Contractual obligations to purchase goods or services	86	236	279	75	3	—
Total	86	236	279	75	3	—

Undrawn formal facilities, credit lines and other commitments to lend were £132,958 million (2023 - £124,790 million; 2022 - £118,779 million). While NatWest Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

NatWest Group Annual Report on Form 20-F 2024	280

Additional information on reverse repos and repos

The following table shows the value of reverse repos and repos included within the below balance sheet captions:

	2024	2023
	£m	£m
Reverse repos
Trading assets	27,127	23,694
Other financial assets	250	—
Loans to banks - amortised cost	1,794	794
Loans to customers - amortised cost	34,846	27,117

Repos
Bank deposits	11,967	3,118
Customer deposits	1,363	10,844
Other financial liabilities	250	—
Trading liabilities	30,562	26,902

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	January	December	November	October	September	August
US dollars per £1	2025	2024	2024	2024	2024	2024
Noon Buying Rate
High	1.2530	1.2783	1.3015	1.3282	1.3428	1.3235
Low	1.2158	1.2521	1.2516	1.2856	1.3027	1.2695

		2024	2023	2022	2021	2020
Noon Buying Rate
Period end rate		1.2521	1.2743	1.2077	1.3500	1.3662
Average rate for the year (1)		1.2778	1.2477	1.2323	1.3739	1.2923
Consolidation rate (2)
Period end rate		1.2540	1.2746	1.2040	1.3486	1.3655
Average rate for the year		1.2780	1.2437	1.2370	1.3755	1.2836

(1)The average of the Noon Buying Rates on the last US business day of each month during the year.
(2)The rates used for translating US dollars into sterling in the preparation of the financial statements.
(3)On 14 February 2025, the Noon Buying Rate was £1.2609.

NatWest Group Annual Report on Form 20-F 2024	281

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

Fees payable by the depository to the issuer

Fees incurred in past annual Period

From 1 January 2024 to 31 December 2024, the company received from the depository $1,226,827.48 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

NatWest Group Annual Report on Form 20-F 2024	282

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

As a principally UK-focused banking group, NatWest Group is affected by global economic and market conditions and is particularly exposed to those conditions in the UK. Uncertain and volatile economic conditions in the UK or globally can create a challenging operating environment for financial services companies such as NatWest Group.

The outlook for the UK and the global economy is affected by many dynamic factors including: GDP, unemployment, inflation and interest rates, asset prices (including residential and commercial property), energy prices, monetary and fiscal policy (such as increases in bank levies), supply chain disruption, protectionist policies or trade barriers (including tariffs).

Economic and market conditions could be exacerbated by a number of factors including: instability in the UK and/or global financial systems, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices, political uncertainty, concerns regarding sovereign debt (including sovereign credit ratings), any lack or perceived lack of creditworthiness of a counterparty or borrower that may trigger market-wide liquidity problems, changing demographics in the markets that NatWest Group and its customers serve, rapid changes to the economic environment due to the adoption of technology, automation, artificial intelligence, or due to the consequences of climate change, biodiversity loss, nature degradation and/or increasing social and other inequalities.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments that may hinder economic or financial activity levels and may, directly or indirectly, impact UK, regional or global trade and/or NatWest Group’s customers and counterparties. NatWest Group’s business and performance could be negatively affected by political, military or diplomatic events, geopolitical tensions, armed conflict (for example, the Russia-Ukraine conflict and Middle East conflicts), terrorist acts or threats, more severe and frequent extreme weather events, widespread public health crises, and the responses to any of the above scenarios by various governments and markets.

In recent years, the UK has experienced significant political uncertainty. NatWest Group may also face political uncertainty in Scotland if there is another Scottish independence referendum. Scottish independence may adversely affect NatWest Group plc both in relation to its entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland’s relationship with the UK or the EU may adversely affect the environment in which NatWest Group plc and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group.

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

In addition, financial markets are susceptible to severe events evidenced by, or resulting in, rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously (and often automatically) and on a large scale, increasing NatWest Group’s counterparty risk. NatWest Group’s risk management and monitoring processes seek to quantify and mitigate NatWest Group’s exposure to extreme market moves. However, market events have historically been difficult to predict, and NatWest Group, its customers and its counterparties could realise significant losses if severe market events were to occur.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2024	283

Risk factors continued

Changes in interest rates will continue to affect NatWest Group’s business and results.

NatWest Group’s performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, decreased in 2024, and forward rates suggest that interest rates will continue to decline in 2025. Stable interest rates support more predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates may adversely affect NatWest Group. Further, volatility in interest rates may result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, decreases in key benchmark rates such as the UK base rate may adversely affect NatWest Group’s net interest margin, and unexpected movements in spreads between key benchmark rates such as sovereign and swap rates may in turn affect liquidity portfolio valuations. In addition, unexpected sharp rises in rates may also have negative impacts on some asset and derivative valuations.

Moreover, customer and investor responses to rapid changes in interest rates can have an adverse effect on NatWest Group. For example, customers may make deposit choices that provide them with higher returns than those being offered by NatWest Group. Alternatively, NatWest Group may not respond with competitive products as rapidly, for example following an interest rate change, which may in turn decrease NatWest Group’s net interest income.

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

Decisions of central banks (including the BoE, the European Central Bank (‘ECB’) and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to sharp and sudden fluctuations in currency exchange rates.

Although NatWest Group is principally a UK-focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and other strategic equity shareholdings. NatWest Group also relies on issuing securities in non-sterling currencies, such as US dollars and euros, that assist in meeting NatWest Group’s regulatory requirements. In addition, NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affect its revenue. NatWest Group also uses service providers based outside the UK for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

NatWest Group maintains policies and procedures designed to manage the impact of its exposure to fluctuations in currency exchange rates. Nevertheless, changes in currency exchange rates, particularly in the sterling-US dollar and sterling-euro rates, may adversely affect various accounting and financial metrics including, the value of assets, liabilities (including the total amount of instruments eligible to contribute towards the minimum requirement for own funds and eligible liabilities (‘MREL’)), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

HM Treasury (or UKGI on its behalf) could exercise, or be perceived as being capable of exercising, influence over NatWest Group.

In its Autumn Budget 2024, the UK Government confirmed its commitment to exit its shareholding in NatWest Group plc by 2025-2026 subject to market conditions and sales representing value for money for taxpayers. Moreover, following various prior sell-downs of parts of its shareholding in NatWest Group plc HM Treasury is no longer a “controlling shareholder” of NatWest Group plc. As at 13 January 2025, HM Treasury held 8.90% of the ordinary share capital with voting rights of NatWest Group plc.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains NatWest Group plc’s largest single shareholder, HM Treasury and UK Government Investments Limited (‘UKGI’) (as manager of HM Treasury’s shareholding) could exercise, or be perceived as being capable of exercising, influence over NatWest Group plc, such as on matters relating to changes to NatWest Group’s directors and senior management, its capital strategy, dividend policy, remuneration policy or the conduct by NatWest Group of its operations. HM Treasury or UKGI’s approach largely depends on government policy, which could change. Any exercise of such influence, or the perception that such influence may be exercised, may have an adverse effect on NatWest Group’s reputation or the price of its securities.

NatWest Group Annual Report on Form 20-F 2024	284

Risk factors continued

The way in which HM Treasury or UKGI exercises HM Treasury’s rights as NatWest Group’s largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy, which may in turn adversely affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, reputation, and/or the price of its securities.

Business change and execution risk

The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.

NatWest Group’s strategy (including the strategic priorities of disciplined growth, bank-wide simplification and active balance sheet and risk management) is intended to reflect the rapidly changing environment and backdrop of significant disruption in society driven by technology and changing customer expectations.

Further, shifting trends including digitalisation, decarbonisation, automation, artificial intelligence, e-commerce and hybrid working, have resulted in significant market volatility and change.

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

Many factors may adversely impact the successful implementation of NatWest Group’s strategy, including:

-	macroeconomic challenges which may adversely affect NatWest Group’s customers, and could in turn adversely impact certain strategic initiatives for NatWest Group (see ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments’);
-	changing customer expectations and behaviour in response to macroeconomic conditions or developments, technology and other factors which could reduce the profitability, competitiveness, or volume of services NatWest Group offers;
-	the rapid emergence and deployment of new technologies (such as artificial intelligence, quantum computing, blockchain and digital currencies) resulting in a potential shift across the market towards products and services that are not part of NatWest Group’s core offering today;
-	increased competitive threats from incumbent banks, fintech companies, large retail and technology conglomerates and other new market entrants (including those that emerge from mergers and consolidations) who may have competitive advantages in terms of scale, technology and customer engagement; and
-	changes to the regulatory environment and associated requirements which could lead to shifts in operating cost and regulatory capital requirements that impact NatWest Group’s product offerings and business models (see ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group; and NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.’)

Delivery of NatWest Group’s strategy will require:

–	maintaining effective governance, procedures, systems and controls giving effect to NatWest Group’s strategy;
–	maintaining effective conflicts of interest policies to mitigate the increased risk of breach of the UK ring-fencing regime due to the creation of the Commercial & Institutional business segment;
–	managing a broad range of risks and opportunities related to changes in: the macroeconomic environment, customer expectations and behaviour, technology, regulation, competitiveness and climate and other sustainability-related areas;
–	achieving the stated financial, capital and operational targets and expectations within the relevant timeframes; and
–	continued cost-controlling measures, which may result in provisions in connection with a lower NatWest Group cost base, may divert investment from other areas, and may vary considerably from year to year.

NatWest Group Annual Report on Form 20-F 2024	285

Risk factors continued

In pursuing its strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; and otherwise realise the anticipated benefits of its strategy, in a timely manner, or at all; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of NatWest Group’s strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, cybersecurity, internal culture, conduct and people risks. Implementing changes and strategic actions, including in respect of any growth, simplification or cost-saving initiatives, requires the effective application of robust governance and controls frameworks and IT systems and there is a risk that NatWest Group may not be successful in these respects.

The implementation of NatWest Group’s strategy could result in materially higher costs or risks than initially contemplated (including due to material uncertainties and factors outside of NatWest Group’s control) and may not be completed as planned (both in terms of substantive targets and timing), or at all. This could lead to additional management actions by NatWest Group.

Additionally, as a result of the UK’s withdrawal from the EU, certain aspects of the services provided by NatWest Group require local licences or individual equivalence decisions (temporary or otherwise) by relevant regulators.

In April 2024, the European Parliament approved the Banking Package (CRR III/CRD VI). From 10 January 2027, non-EU firms providing ‘banking services’ will be required to apply for and obtain authorisation to operate as third country branches in each relevant EU member state where they provide these services, unless an exemption applies. NatWest Group continues to evaluate its EU operating model, making adaptations as necessary. Changes to, or uncertainty regarding, NatWest Group’s EU operating model have been, and may continue to be, costly and may: (i) adversely affect customers and counterparties who are dependent on trading with the EU or personnel from the EU; and/or (ii) result in further costs and/or regulatory sanction, due to a failure to receive the required regulatory permissions and/or further changes to NatWest Group’s business operations, product offering, customer engagement, and regulatory requirements.

Each of these risks, and others identified in this section entitled ‘Principal Risks and Uncertainties’, individually or collectively could jeopardise the implementation and delivery of NatWest Group’s strategy, impact NatWest Group’s products and services offering, its reputation with customers or business model and adversely affect NatWest Group’s ability to deliver its strategy and meet its targets, guidance, and forecasts.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Acquisitions, divestments, or other transactions by NatWest Group may not be successful.

NatWest Group may decide to undertake acquisitions, investments, the purchase of assets and liabilities, divestments, restructurings, reorganisations, joint ventures and other strategic partnerships, as well as other transactions and initiatives. In doing so, NatWest Group may have to compete with larger banks or financial institutions or other larger entities offering financial services products (including those that emerge from mergers and consolidations, as well as retail and technology conglomerates). These competitors may have more bargaining power in negotiations than NatWest Group, and therefore may be in a position to extract more advantageous terms than NatWest Group. Refer to ‘NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption’.

NatWest Group may pursue these transactions and initiatives to, amongst others: (i) enhance capabilities and/or increase scale that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; and/or (iv) enter new markets or enhance its presence in existing markets. In pursuing its strategy, NatWest Group may not fully realise the expected benefits and value from the above-mentioned transactions and initiatives in the time, or to the degree, anticipated, or at all.

In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or rely on assumptions underlying the business plans supporting the valuation of a target transaction or initiative that may prove inaccurate (for example, regarding synergies and expected commercial demand); (ii) fail to successfully integrate any acquired businesses, investment, joint-venture or assets (including in respect of technologies, existing strategies, products, governance, systems and controls, and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed on unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in achieving its strategy and any particular transaction may not succeed, may be limited in scope or scale and may not conclude on the terms contemplated, or at all.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2024	286

Risk factors continued

The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

To improve efficiencies and best serve customers following the UK’s withdrawal from the EU, certain assets, liabilities, transactions and activities of NatWest Group (including its Western European corporate portfolio principally consisting of term funding and revolving credit facilities), are expected to be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to regulatory and customer requirements. The timing, success and quantum of any of these transfers remain uncertain as is the impact of these transactions on its results of operations.

As a result, this may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Financial resilience risk

NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

NatWest Group has set a number of financial, capital and operational targets and provided guidance including in respect of its: CET1 ratio target, return on tangible equity (RoTE), total income, other operating expenses, loan impairment rate, RWAs, ordinary dividends, funding plans and requirements, employee engagement, diversity and inclusion as well as climate-related targets (including its climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). Refer to ‘The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.’

NatWest Group’s ability to meet its ambitions, targets, guidance, and make discretionary capital distributions is subject to various internal and external factors, risks and uncertainties. These include but are not limited to: UK and global macroeconomic, political, market and regulatory uncertainties, customer behaviour, operational risks and risks relating to NatWest Group’s business model and strategy (including risks associated with climate and other sustainability-related issues), competitive pressures, and litigation, governmental actions, investigations and regulatory matters. If assumptions, judgements and estimates (for example about future economic conditions) prove to be incorrect, NatWest Group may not achieve any or all of its ambitions or targets, or meet its guidance.

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

Any failure of NatWest Group to achieve ambitions or target, meet its guidance, or make discretionary capital distributions may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.

NatWest Group faces increasing competitive pressures and technology disruption from incumbent traditional UK banks, challenger banks and building societies (including those resulting from mergers between these entities), fintech companies, large technology conglomerates and new market entrants who could look to scale technology and/or other competitive advantages to compete with NatWest Group for customer engagement. “BigTech” companies are seen as threats to incumbent banking providers because of their customer innovation and global reach. In addition, digital-first banks (often referred to as “neobanks”) and fintechs are aiming to compete with incumbent banking providers on the basis that customers increasingly use a constellation of providers to support their complex and evolving needs (e.g., personal financial management and paying for goods and services in foreign currency).

NatWest Group expects competition to continue and intensify in response to various trends including: evolving customer behaviour, technological changes (including digital currencies, stablecoins and the growth of digital banking), competitor behaviour, new market entrants, competitive foreign exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or, conversely, the re-intermediation of traditional banking services, and the impact of regulatory actions, among others. In particular, NatWest Group may be unable to grow or retain its market share due to new (or more competitive) banking, lending and payment products and services that are offered by rapidly evolving incumbents and challengers (including shadow banks, alternative or direct lenders and new entrants).

These competitive pressures and the introduction of disruptive technology may result in a shift in customer behaviour and impact NatWest Group’s revenues and profitability, particularly in its key UK retail and Commercial & Institutional banking segments. Moreover, innovations in biometrics, artificial intelligence, automation, cloud services, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

NatWest Group Annual Report on Form 20-F 2024	287

Risk factors continued

Increasingly, many of NatWest Group’s products and services are, and will become, more technology intensive, including through digitalisation, automation, and the use of artificial intelligence while needing to continue complying with applicable and evolving regulations. NatWest Group’s ability to develop or acquire digital solutions and their integration into NatWest Group’s structures, systems and controls has become increasingly important for retaining and growing NatWest Group’s market share and customer-facing businesses. NatWest Group’s innovation strategy, which includes investing in its IT capability to address increasing customer and merchant use of online and mobile banking technology, as well as selective acquisitions (such as fintech ventures, including Mettle, Rooster Money, Boxed and Cushon), may not be successful or may not result in NatWest Group offering innovative products and services in the future.

Furthermore, current or future competitors may be more successful than NatWest Group in implementing technologies for delivering products or services to their customers, which may adversely affect its competitive position. In addition, continued consolidation and/or technological developments in the financial services industry could result in the emergence of new competitors or NatWest Group’s competitors gaining greater capital and other resources, including the ability to offer a broader, more attractive and/or better value range of products and services and geographic diversity. For example, new market entrants, including non-traditional financial services providers, such as retail or technology conglomerates, may have competitive advantages in scale, technology and customer engagement and may be able to develop and deliver financial services at a lower cost base.

NatWest Group may also fail to identify future opportunities, or fail to derive benefits from technological innovation, changing customer behaviour and changing regulatory demands. Competitors may be better able to attract and retain customers and key employees, have more effective IT systems, have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research-led technology development initiatives, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on business simplification and cost efficiencies. This could affect NatWest Group’s ability to offer innovative products or technologies to customers.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and released in a timely manner; it will lose market share, incur losses on some or all of its initiatives and possibly lose growth opportunities. For example, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. There can be no certainty that such initiatives will allow NatWest Group to compete effectively or will deliver the expected cost savings.

In addition, the implementation of NatWest Group’s strategy, delivery on its climate ambition and cost-controlling measures, may also have an impact on its ability to compete effectively and maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group’s strategic initiatives.

Some of these trends have been catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking, ‘Open Finance’ and other remedies imposed by the Competition and Markets Authority (‘CMA’), which are designed to further promote competition within the financial sector.

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

The credit quality of NatWest Group’s borrowers and other counterparties may be affected by UK and global macroeconomic and political uncertainties, as well as prevailing economic and market conditions. Refer to ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments’. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights, increasing credit risk. Any increase in drawings upon committed credit facilities may also increase NatWest Group’s RWAs. In addition, the level of household indebtedness (on a per capita basis) in the UK remains high. The ability of households and businesses to service their debts could be worsened by a period of high unemployment, or high interest rates or inflation, particularly if prolonged.

NatWest Group may be affected by volatility in property prices (including as a result of UK political or economic conditions) given that NatWest Group’s mortgage loan portfolio as at 31 December 2024 amounted to £209.8 billion, representing 51% of NatWest Group’s total loan exposure. If property prices in the UK were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions, regulatory intervention, or other applicable laws, or if it is liquidated at prices not sufficient to recover the net amount outstanding to NatWest Group after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group Annual Report on Form 20-F 2024	288

Risk factors continued

NatWest Group is exposed to the financial sector, including sovereign debt securities, financial institutions, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Concerns about, or a default by, a financial institution or intermediary could lead to significant liquidity problems and losses or defaults by other financial institutions or intermediaries, since the commercial and financial soundness of many financial institutions and intermediaries is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty or borrower may lead to market-wide liquidity problems and losses for NatWest Group. In addition, the value of collateral may be correlated with the probability of default by the relevant counterparty (‘wrong way risk’), which would increase NatWest Group’s potential loss. Any of the above risks may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a regular basis. Refer to ‘NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.’

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

This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. Refer to ‘Risk and capital management – Credit Risk’. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgements used in the MES and ECL assessment at 31 December 2024 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group.

As NatWest Group has exposure to the financial industry, it also has exposure to shadow banking entities (i.e. entities which carry out activities of a similar nature to banks but without the same regulatory oversight). As a result, NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, and/or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect NatWest Group.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted customers with a number of initiatives including NatWest Group’s participation in the Bounce Back Loan Scheme (‘BBLS’), the Coronavirus Business Interruption Loan Scheme (‘CBILS’) and the Coronavirus Large Business Interruption Loan Scheme (‘CLBILS’) products. NatWest Group sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, CBILS or CLBILS or the enforcing or pursuing repayment of BBLS, CBILS and CLBILS (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgements, settlements, penalties, fines, or removal of recourse to the government guarantee provided under those schemes for impacted loans.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.

Liquidity and the ability to raise funds continues to be a key area of focus for NatWest Group and the industry as a whole. NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate liquidity and funding resources. To satisfy its liquidity and funding requirements, NatWest Group may therefore access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2024, NatWest Group plc subsidiaries held £464.9 billion in deposits from banks and customers.

The level of deposits of NatWest Group may fluctuate due to factors outside of its control, such as a loss of customers, loss of customer and/or investor confidence (including in individual NatWest Group entities or as a result of volatility in the financial industry), changes in customer behaviour, changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one or more of the other factors mentioned above, adversely affect NatWest Group’s ability to satisfy its liquidity or funding needs, or comply with its related regulatory requirements. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

NatWest Group Annual Report on Form 20-F 2024	289

Risk factors continued

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

As at 31 December 2024, NatWest Group plc’s liquidity coverage ratio was 150% and net stable funding ratio was 137%. If its liquidity position and/or funding were to come under stress, and if NatWest Group were unable to raise funds through deposits, in the debt capital markets or through other reliable funding sources, on acceptable terms, or at all, its liquidity position would likely be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, and/or to fund new loans, investments and businesses or make capital distributions to its shareholders.

If, under a stress scenario, the level of liquidity falls outside of NatWest Group’s risk appetite, there are a range of recovery management actions that NatWest Group could take to manage its liquidity levels, but any such actions may not be sufficient to restore adequate liquidity levels and the related implementation may have adverse consequences for NatWest Group’s operations. Under the PRA Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable liquidity requirements may trigger the application of NatWest Group’s recovery plan to attempt to remediate a deficient liquidity position. NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell its assets, at attractive prices, or at all, which may adversely affect NatWest Group’s liquidity.

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

As at 31 December 2024, NatWest Group plc’s CET1 ratio was 13.6% and is targeting a CET1 ratio in the range of 13-14% by 31 December 2025. NatWest Group plc’s target CET1 ratio is based on a combination of its views on the appropriate level of capital and its actual and expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the Prudential Regulation Authority’s (PRA) views on appropriate buffers above minimum required operating levels. NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of retained earnings over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions to its equity investors of certain amounts surplus to its publicly stated CET1 ratio target of 13-14%, subject to macroeconomic conditions and regulatory approval, via a combination of dividends and buybacks. In making dividends distribution and buyback decisions, consideration is given to previously guided ordinary dividend pay-out ratios, an intention to continue to help reduce HM Treasury’s stake in NatWest Group, and maximising shareholder value.

A number of factors may impact NatWest Group plc’s ability to maintain its CET1 ratio target and achieve its capital strategy. These include:

–	a depletion of its capital resources through increased costs or liabilities or reduced profits (for example, due to an increase in provisions due to a deterioration in UK economic conditions);
–	an increase in the quantum of RWAs/leverage exposure in excess of that expected, including due to regulatory changes (including their interpretation or application), or a failure in internal controls or procedures to accurately measure and report RWAs/leverage exposure;
–	changes in prudential regulatory requirements including NatWest Group plc’s total capital requirement/leverage requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars;
–	reduced upstreaming of dividends from NatWest Group plc’s subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc’s target ratio; and
–	limitations on the use of double leverage (i.e., NatWest Group plc’s use of debt to invest in the equity of its subsidiaries, as a result of the BoE’s and/or NatWest Group’s evolving views on distribution of capital within groups).

NatWest Group Annual Report on Form 20-F 2024	290

Risk factors continued

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

NatWest Group plc is required to meet an external MREL equivalent to the higher of: (i) two times the sum of Pillar 1 and Pillar 2A, or (ii) if subject to a leverage ratio requirement, two times the applicable requirement. The BoE has identified a “single point-of-entry” at NatWest Group plc, as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity within NatWest Group that can externally issue securities that count towards its MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL of its operating entities and intermediate holding companies.

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

If, under a stress scenario, the level of regulatory capital or MREL falls outside of NatWest Group’s risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could seek to take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the PRA Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position.

NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity, and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms, or at all.

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

Rating agencies regularly review NatWest Group plc and other NatWest Group entities’ credit ratings and outlooks. NatWest Group entities’ credit ratings and outlooks could be negatively affected (directly and indirectly) by a number of factors that can change over time, including, without limitation: credit rating agencies’ assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity, and risk management practices; the level of political support for the sectors and regions in which NatWest Group operates; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment; political, geopolitical and economic conditions in NatWest Group’s key markets (including inflation and interest rates, supply chain disruptions and geopolitical developments); any reduction of the UK’s sovereign credit rating and market uncertainty. In addition, credit rating agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit rating analysis, as are investors in their investment decisions.

NatWest Group Annual Report on Form 20-F 2024	291

Risk factors continued

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities could significantly affect NatWest Group. Adverse consequences for NatWest Group from downgrades could include, without limitation, a reduction in the access to capital markets or in the size of its deposit base, and trigger additional collateral or other requirements in its funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group’s liquidity and funding position, cost of funding and could limit the range of counterparties willing to enter into transactions with NatWest Group on favourable terms, or at all. This may in turn adversely affect NatWest Group’s competitive position and threaten its prospects.

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

Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and to help address financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as external or internal fraud (collectively, ‘financial crime’)). NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed.

Model outputs are inherently uncertain, because they are imperfect representations of real-world phenomena, are simplifications of complex real-world systems and processes, and are based on a limited set of observations. NatWest Group may face adverse consequences as a result of actions or decisions based on models that are poorly developed, incorrectly implemented, non-compliant, outdated or used inappropriately. This includes models that are based on inaccurate or non-representative data (for example, where there have been changes in the micro or macroeconomic environment in which NatWest Group operates) or as a result of the modelled outcome being misunderstood, or used for purposes for which it was not designed. This could result in findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), increased capital requirements, may render some business lines uneconomical, may require management action or may subject NatWest Group to regulatory sanction, any of which in turn may also have an adverse effect on NatWest Group and its customers.

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

Accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgements and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2024, these include loan impairments, fair value, and deferred tax. These are set out in ‘Critical accounting policies and sources of estimation uncertainty’.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2024	292

Risk factors continued

Changes in accounting standards may materially impact NatWest Group’s financial results.

NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on NatWest Group. From time to time, the International Accounting Standards Board may issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group capital ratios, including the CET1 ratio and the required levels of regulatory capital. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Future accounting developments’.

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

NatWest Group is subject to regulatory oversight in respect of resolution, and NatWest Group could be adversely affected should the BoE in the future deem NatWest Group’s preparations to be inadequate.

NatWest Group is subject to regulatory oversight by the BoE and the PRA and is required under the PRA rulebook to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario.

In August 2024, the BoE communicated its assessment of NatWest Group’s preparations and did not identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments. NatWest Group could be adversely affected should future BoE assessments deem NatWest Group’s preparations to be inadequate. If future BoE assessments identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments in NatWest Group’s ability to achieve the resolvability outcomes or reveal that NatWest Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the BoE’s assessment, potential action may include, but is not limited to, restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change its legal or operational structure, a requirement to cease carrying out certain activities, a requirement not to make discretionary distributions or undertake NatWest Group’s shares buybacks, and/or a requirement to maintain a specified amount of MREL. This may also impact NatWest Group’s strategic plans.

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

The BoE, the PRA, the FCA, and HM Treasury (together, the ‘Authorities’) are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly or partially owned by the BoE; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These options may be applied to NatWest Group plc as the parent company or to any subsidiary where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities within NatWest Group, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

NatWest Group Annual Report on Form 20-F 2024	293

Risk factors continued

Under the UK Banking Act 2009, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the UK Banking Act 2009. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the ‘no creditor worse off’ safeguard provides that where certain resolution actions are taken, the Authorities are required to ensure that no creditor is in a worse position than if the bank had entered into normal insolvency proceedings. Although, this safeguard may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments in circumstances where a stabilisation power is not also used, the UK Banking Act 2009 still requires the Authorities to respect the hierarchy on insolvency when using the write-down and conversion power. Further, holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions to be undertaken in relation to the ordinary shares and other securities issued by NatWest Group, which may depend on factors outside of NatWest Group’s control. Moreover, the UK Banking Act 2009 provisions remain largely untested in practice, particularly in respect of resolutions of large financial institutions and groups.

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

NatWest Group operates in several countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers. As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties of NatWest Group’s compliance with financial crime requirements; refer to, ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.’ These risks are also present when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation (such as cloud services and artificial intelligence) and responding to regulatory and market changes.

Operational risks also exist due to the implementation of NatWest Group’s strategy, and the organisational and operational changes involved, including: NatWest Group’s cost-controlling and simplification measures; continued digitalisation and the integration of artificial intelligence in the business; acquisition, divestments and other transactions; the implementation of recommendations from internal and external reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities including with respect to customer account closures; and conditions affecting the financial services industry generally (including macroeconomic and other geopolitical developments) as well as the legal and regulatory uncertainty resulting from these conditions. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

NatWest Group also faces operational risks as it continues to invest in the automation of certain solutions and customer interactions, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology is not used appropriately, is defective or inadequate, or is not fully integrated into NatWest Group’s current solutions, systems and controls.

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

NatWest Group Annual Report on Form 20-F 2024	294

Risk factors continued

NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain networks, reinforcing the importance of the due diligence of, ongoing risk management of, and close working relationship with, the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest significant resources in additional capability designed to defend against emerging threats.

Third parties continue to make hostile attempts to gain access to, introduce malware (including ransomware) into, and exploit potential vulnerabilities of, financial services institutions’ IT systems, including those of NatWest Group. For example, in 2024, NatWest Group and its supply chain were subjected to a small number of attempted Distributed Denial of Service and ransomware attacks. These hostile attempts were addressed without material impact on NatWest Group or its customers by deploying cybersecurity capabilities and controls that seek to manage the impact of any such attacks, and sustain availability of services for NatWest Group’s customers.

Consequently, NatWest Group continues to invest significant resources in developing and evolving cybersecurity capabilities and controls that are designed to mitigate the potential effect of such attacks. However, given the nature of the threat, there can be no assurance that these capabilities and controls will prevent the potential adverse effect of an attack from occurring. Refer to ‘NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.’

Any failure in NatWest Group’s information and cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of, or ability to access, data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate (including, for example, the SEC cybersecurity requirements and the new EU Digital Operational Resilience Act (‘DORA’)). Furthermore, cyberattacks on NatWest Group’s counterparties and suppliers may also have an adverse effect on NatWest Group’s operations.

Additionally, malicious third parties may induce employees, customers, third-party providers or other users with access to NatWest Group’s systems to wrongfully disclose sensitive information to gain access to NatWest Group’s data or systems or that of NatWest Group’s customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees or third parties, including third party providers, or may result from technological failure (including defective, inadequate or inappropriately used artificial intelligence based solutions).

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue in relation to its overall resilience to withstand IT and IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which may have a material adverse effect on NatWest Group. Due to NatWest Group’s reliance on technology, the adoption of innovative solutions, the integration of automated processes and artificial intelligence in its business and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have an adverse effect on NatWest Group.

In accordance with applicable UK and EU data protection, and cybersecurity laws and regulations, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with applicable requirements may result in financial losses, regulatory fines and investigations and associated reputational damage.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group’s operations and strategy are highly dependent on the accuracy and effective use of data.

NatWest Group relies on the availability, sourcing, and effective use of accurate and high quality data to support, monitor, evaluate, manage and enhance its operations, innovate its products offering, meet its regulatory obligations, and deliver its strategy. Investment is being made in data tools and analytics, including raising awareness around ethical data usage (for example, in relation to the use of artificial intelligence) and privacy across NatWest Group. The availability and accessibility of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus.

NatWest Group Annual Report on Form 20-F 2024	295

Risk factors continued

Failure to have or be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver products and services. This could also place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes. Any of the above could result in a failure to deliver NatWest Group’s strategy.

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

NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s transactional and payment systems, financial crime and fraud detection systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, including cloud services providers (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations. Individually or collectively, any system failure (including defective or inadequate automated processes or artificial intelligence based solutions), loss of service availability, mobile banking disruption, or breach of data security could potentially cause significant damage to: (i) important business services across NatWest Group; and (ii) NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group’s regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers and talent.

NatWest Group outsources certain functions as it innovates and offers new digital solutions to its customers to meet the demand for online and mobile banking. Outsourcing alongside remote working heighten the above risks.

NatWest Group uses IT systems that enable remote working interface with third-party systems. NatWest Group could experience service denials or disruptions if such IT systems exceed capacity or if NatWest Group or a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.

In 2024, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through integrating automated processes and artificial intelligence based solutions in its business and by enhancing controls and procedures and strengthening the resilience of services including cybersecurity. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges, poor implementation, defects or otherwise, may adversely affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.

NatWest Group’s success depends on its ability to attract, retain (through creating an inclusive environment), and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees (including technology and data focused roles), in a highly competitive market and under internal cost efficiency pressures.

NatWest Group’s ability to attract, retain and develop highly skilled and qualified diverse senior management and skilled personnel may be more difficult due to cost-controlling measures, failure to pay employees competitive compensation, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements. In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or may increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may adversely affect NatWest Group’s employee engagement and the formulation and execution of its strategy and could also have an adverse effect on its reputation with employees, customers, investors and regulators.

Many of NatWest Group’s employees in the UK, the Republic of Ireland and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so may adversely affect NatWest Group’s ability to operate its business effectively.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2024	296

Risk factors continued

A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of NatWest Group’s activities and delivery of its long-term strategy. NatWest Group’s Enterprise-Wide Risk Management Framework sets out the approach for managing risk within NatWest Group including in relation to risk governance and risk appetite. A failure to adhere to this framework and to agreed risk appetite statements, or any material weaknesses or deficiencies in the framework’s controls and procedures, could adversely affect NatWest Group’s financial condition and strategic delivery, as well as accurate reporting of risk exposures.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and/or reputational damage.

Financial crime continues to evolve, whether through fraud, scams, cyberattacks or other criminal activity. These risks are exacerbated as NatWest Group continues to innovate its product offering and increasingly offers digital solutions to its customers, including through mobile banking. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management, insufficient challenges or assurance processes, or a failure to commence or timely complete risk remediation projects. Failure to manage risks effectively, or within regulatory expectations, could adversely affect NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

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

In addition, the UK’s Net Zero Strategy and NatWest Group’s strategy relating to climate and sustainability are important drivers as to how NatWest Group integrates climate (including physical and transition risks) and other sustainability-related risks into its risk management framework and practices (including for financing activities or engaging with counterparties (including suppliers)). Furthermore, legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate and other sustainability-related risks. Any failure of NatWest Group to fully and timely embed climate and other sustainability-related risks into its risk management practices and framework to appropriately identify, assess, prioritise and monitor such risks may have an adverse effect on NatWest Group. Similarly, if the Group is unable to apply the appropriate product governance processes in line with NatWest Group’s strategy and applicable legal and regulatory requirements and expectations it may have an adverse effect on NatWest Group.

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

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2024	297

Risk factors continued

NatWest Group’s operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder or the public’s expectations, including with respect to NatWest Group’s strategy and related targets or due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. Refer to ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.’ This includes harm to its brand, which may be detrimental to NatWest Group’s business, including its ability to build or sustain business relationships with customers, stakeholders and regulators, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is, or there is perceived to be, a material lapse in standards of integrity, controls, compliance, customer or operating efficiency, or regulatory or press scrutiny, and may adversely affect NatWest Group’s ability to attract and retain customers.

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

Although NatWest Group has a Reputational Risk Policy and framework to identify, measure and manage material reputational risk exposures, there is a risk that it may not be successful in avoiding or mitigating damage to its business or its various brands from reputational risk.

Any of the above aspects of reputational risk may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Legal and regulatory risk

NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which represents ongoing compliance and conduct risks. Many of these are constantly evolving and are subject to further material changes, which may increase compliance and conduct risks, particularly as the laws of different jurisdictions (including those of the EU/EEA and UK) diverge. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

Regulators and governments continue to focus on reforming the prudential regulation of the financial services industry and the way financial services are conducted. Measures have included: enhanced capital, liquidity and funding requirements, through initiatives such as the Basel 3.1 standards implementation (and any resulting effect on RWAs and models), the UK ring-fencing regime, the strengthening of the recovery and resolution framework applicable to financial institutions in the UK, EU and US, financial industry reforms (such as the FSMA 2023), corporate governance requirements, rules relating to the compensation of senior management and other employees, enhanced data protection and IT resilience requirements (such as DORA), financial market infrastructure reforms, enhanced regulations in respect of the provision of ‘investment services and activities’.

There is also increased regulatory focus in certain areas, including conduct, model risk governance, consumer protection in retail or other financial markets (such as the FCA’s rules governing interactions with and the provision of services to retail customers, the ‘Consumer Duty’), competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, US and Asia is rapidly changing. Recent regulatory and legal changes have resulted, and may continue to result, in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are also looking at and focusing more on how they can support competition and innovation in digital and other markets. Future competition investigations, market reviews, or regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group’s competitive or financial position. Recent regulatory changes and heightened levels of public and regulatory scrutiny in the UK, EU and US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

NatWest Group Annual Report on Form 20-F 2024	298

Risk factors continued

Moreover, uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law. For example, bank regulation in the UK may diverge from European bank regulation following the enactment of the Financial Services and Markets Act 2023 (‘FSMA 2023’) and the Retained EU Law (Revocation and Reform) Act 2023. In particular, FSMA 2023 provides for the revocation of retained EU laws relating to financial services regulation, but sets out that this process will likely take a number of years and the intention is that specific retained EU laws will not be revoked until such time as replacement regulatory rules are in place.

The actions taken by regulators in response to any new or revised bank regulation and other rules affecting financial services, may adversely affect NatWest Group, including its business, non-UK operations, group structure, compliance costs, intragroup arrangements and capital requirements.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny may have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to:

–	general changes in government, regulatory, competition, or central bank policy (such as changes to the BoE levy (including as a result of the proposed Bank Resolution (Recapitalisation) Bill), or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
–	rules relating to foreign ownership, expropriation, nationalisation and confiscation or appropriation of assets;
–	increased scrutiny including from the CMA, FCA and Payment Systems Regulator (‘PSR’) for the protection and resilience of, and competition and innovation in, digital and other markets, UK payment systems (with the development of the government’s National Payments Vision and Strategy) and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
–	the ongoing compliance with CMA’s Market Orders including the Retail Banking Market Order 2017 and SME Undertakings;
–	ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes
–	increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;
–	increased risk of legal action against NatWest Group for financing or contributing to climate change and nature-related degradation;
–	new or increased regulations relating to customer data protection as well as IT controls and resilience, such as the India Digital Personal Data Protection Act 2023;
–	the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as changes in tax rates (including changes to the taxation of non-UK domiciled individuals), changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
–	the potential introduction by the BoE of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks;
–	regulatory enforcement in the form of PRA imposed financial penalties for failings in banks’ regulatory reporting governance and controls, and ongoing regulatory scrutiny, and the PRA’s thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group;
–	increased regulatory scrutiny from the ECB in relation to NatWest Group’s EU based activities;
–	changes in policy and practice regarding enforcement, investigations and sanctions, supervisory activities and reviews;
–	the introduction of regulatory requirements to ensure sufficient access by the general public to cash services such as branches and ATMs;
–	‘Dear CEO’ and similar letters issued by supervisors and regulators from time to time;
–	recent or proposed US regulations around cybersecurity incidents, climate disclosures and other climate and sustainability-related rules, or greenwashing;
–	new or increased regulations relating to financial crime, and
–	any regulatory requirements relating to the use of artificial intelligence and large language models across the financial services industry (such as the European Union Artificial Intelligence Act).

Any of these developments (including any failure to comply with or correctly interpret new rules and regulations) could also have an adverse effect on NatWest Group’s authorisations and licences, the products and services that it may offer, its reputation and the value of its assets, NatWest Group’s operations or legal entity structure, and the manner in which it conducts its business.

Material consequences could arise should NatWest Group be found non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group’s ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

NatWest Group Annual Report on Form 20-F 2024	299

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

NatWest Group is, has been or will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, including in relation to the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery, record keeping, reporting and various other issues. There is also an increasing risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law, as well as a risk of activist actions, particularly relating to climate change and sustainability-related matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group’s expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations includes NWM Plc’s December 2021 spoofing-related guilty plea in the United States that was agreed with the US Department of Justice (‘DOJ’), and involves a multi-year period of probation, an independent corporate monitor and the ongoing implementation of recommendations made by it, and commitments to compliance programme reviews and improvements, and reporting obligations. In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as findings that NWM Plc violated its probation term and possible re-sentencing, increased costs from any extension of monitorship and/or the period of the probation, amongst other consequences. For additional information relating to this and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see ‘Litigation and regulatory matters’ at Note 25 to the consolidated accounts.

Recently resolved matters or adverse outcomes or resolution of current or future legal, regulatory or other matters, including conduct-related reviews and redress projects, could increase the risk of greater regulatory and third-party scrutiny and/or result in future legal or regulatory actions, and could have material financial, reputational, or collateral consequences for NatWest Group’s business and result in restrictions or limitations on NatWest Group’s operations.

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

Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely affect NatWest Group’s business, in particular in the US. This in turn and/or any fines, settlement payments or penalties may have an adverse effect on NatWest Group.

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

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2024	300

Risk factors continued

Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

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

Failure to generate sufficient future taxable profits or further changes in tax legislation or the application thereof (including with respect to rates of tax), or changes in accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1.106 billion as at 31 December 2024. Changes to the treatment of certain deferred tax assets may impact NatWest Group’s capital position. In addition, NatWest Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Climate and sustainability-related risks

NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.

Climate change has been identified as a source of systemic risk, with potentially severe consequences for financial institutions. The financial impacts of climate and sustainability-related risks are expected to be widespread and may disrupt the orderly functioning of financial markets and have an adverse effect on financial institutions, including NatWest Group.

Financial and non-financial risks from climate change can arise through physical and transition risks. In addition, physical and transition risks can trigger further losses, stemming directly or indirectly from legal claims, litigation and conduct liability (referred to as ‘liability risk’).

Whilst there are significant uncertainties relating to the location, magnitude and timing of climate-related physical risks, scientific research suggests physical risks may occur in increasing frequency and severity. Climate-related events like flood, wildfires and climatic changes can damage assets and disrupt operations, leading to increased costs, changes in asset values and loan defaults.

Damage or disruption to NatWest Group customers’ and counterparties’ (including suppliers’) properties, premises and operations could disrupt business, result in the deterioration of the value of collateral or insurance shortfalls, impair asset values and negatively impact the creditworthiness of customers and their ability and/or willingness to pay fees, afford new products or repay their debts, leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios. In addition, NatWest Group’s premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs for NatWest Group.

To meet the goals of the UK’s Net Zero Strategy by 2050 will require a net-zero transition across all sectors of the UK economy. The timing and pace of the transition to a net-zero economy will depend on many factors and uncertainties and may be near-term, gradual and orderly, or delayed, rapid and disorderly, or a combination of these. A transition to a net-zero economy requires significant and timely policy and regulatory changes, immediate actions from national and regional governments, new technological innovations and changes to supply and demand systems within industries. The transition to a net-zero economy may also trigger changes in consumer behaviour and market sentiment. In addition, there is significant uncertainty about how climate change and the world’s transition to a net-zero economy will unfold over time and how and when climate and other sustainability-related risks will manifest. These timeframes are considerably longer than NatWest Group’s historical and current strategic, financial, resilience and investment planning horizons.

NatWest Group and its value chain (including its investors, customers, counterparties (including its suppliers), business partners and employees) (‘NatWest Group’s Value Chain’) may face financial and non-financial risks arising from broader (i.e. non-climate-related) sustainability issues such as risks relating to nature loss (such as the loss and/or decline of the state of nature including but not limited to, the reduction of any aspect of biological diversity and other forms of environmental degradation such as air, water and land pollution, soil quality degradation and water stress). NatWest Group recognises that climate and nature-related risks are interlinked and therefore NatWest Group aims to work towards enhancing processes and capabilities to include assessments of nature-related risks and opportunities within governance, risk management and stakeholder engagement practices.

NatWest Group Annual Report on Form 20-F 2024	301

Risk factors continued

Climate and nature-related risks may:

–	adversely affect the broader economy, influencing interest rates, inflation and growth, impacting profitability and stability;
–	adversely affect asset pricing and valuations of NatWest Group’s own and other securities and, in turn, the wider financial system;
–	adversely affect economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes);
–	adversely affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks;
–	trigger losses stemming directly or indirectly from liability risks and/or reputational damage, including as a result of adverse media coverage, or activists, the public or NatWest Group’s Value Chain associating NatWest Group or its customers with adverse climate and sustainability-related issues;
–	adversely affect NatWest Group’s ability to deliver on its strategy, including achieving its climate ambitions and targets; and
–	exacerbate other risk categories to which NatWest Group is exposed, including credit risk, operational risk (including business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers), reputational risk, pension risk, regulatory compliance risk and conduct risk.;

In addition to nature-related risks, NatWest Group and NatWest Group’s Value Chain may face financial and non-financial risks arising from other sustainability-related issues such as: (i) risks related to social issues (including human rights), for example, negative impact on people’s standard of living and health, political and geopolitical tensions and conflict endangering people’s lives and security, displacement of communities, the violation of indigenous people’s rights, unjust working conditions and labour rights breaches (including discrimination, lack of diversity and inclusion, inequality, gender/ethnicity pay gap and payments under the minimum wage), modern slavery, accessible banking and financial inclusion, financial crime, data privacy breaches, innovation, digitalisation and AI, and lack of support for the vulnerable; and (ii) governance-related risks (including board diversity, ethical corporate culture, executive compensation and management structure).

There is also growing expectation from customers, investors, policymakers, regulators and society of the need for a ”just transition”– in recognition that the transition to net zero should happen in a way that is as fair and inclusive as possible to everyone concerned. Although NatWest Group continues to evaluate and assess whether and, if so, how it integrates ‘just transition’ considerations into its strategy and decision-making, a failure (or perception of failure) by NatWest Group to sufficiently factor these considerations into existing products and service offerings may adversely affect NatWest Group, including NatWest Group’s reputation.

If NatWest Group fails to identify, assess, prioritise, monitor, react to and prevent appropriately: (i) climate and sustainability-related impacts, risks and opportunities; and (ii) changing regulatory and market expectations and societal preferences that NatWest Group and NatWest Group’s Value Chain face, in a timely manner or at all, this may have a material adverse effect on NatWest Group’s business, future results, financial condition, prospects (including cash flows, access to finance or cost of capital over the short, medium or long term), reputation or the price of its securities.

NatWest Group’s strategy relating to climate change, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

At NatWest Group’s Annual General Meeting in April 2022, ordinary shareholders passed an advisory ‘Say on Climate’ resolution endorsing NatWest Group’s previously announced strategic direction on climate change, including its ambitions to at least halve the climate impact of its financing activity by 2030, achieve alignment with the 2015 Paris Agreement and reach net zero across its financed emissions, assets under management and operational value chain by 2050. NatWest Group may also announce other climate and sustainability-related ambitions, targets and initiatives and/or retire or change existing ones.

Making the changes necessary to achieve NatWest Group’s climate ambitions and targets and executing its transition plan, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes, is likely to necessitate material changes to NatWest Group’s business, operating model, its existing exposures and the products and services NatWest Group provides to its customers (potentially on accelerated timescales). NatWest Group may be required to: (i) in the medium and long term significantly reduce its financed emissions and its exposure to customers that do not align with a transition to net zero or do not have a credible transition plan in place, and (ii) divest or discontinue certain activities for regulatory or legal reasons or in response to the transition to a less carbon-dependent economy. Increases in lending and financing activities may wholly or partially offset some or all these reductions, which may increase the extent of changes and reductions necessary.

Making the necessary changes, or failing to make the necessary changes in a timely manner, or at all to achieve NatWest Group’s climate ambitions and targets and executing its transition plan, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes may have an adverse effect on NatWest Group and NatWest Group’s ability to achieve its climate and financial ambitions and targets, take advantage of climate change-related opportunities and generate sustainable returns.

NatWest Group Annual Report on Form 20-F 2024	302

Risk factors continued

NatWest Group’s ability to achieve its strategy, including its climate ambitions and targets, will significantly depend on many factors and uncertainties beyond NatWest Group’s control. These include: (i) the extent and pace of climate change, including the timing and manifestation of physical and transition risks; (ii) the macroeconomic environment; (iii) the effectiveness of actions of governments, legislators, regulators and businesses; (iv) the response of the wider society, NatWest Group’s Value Chain and other stakeholders to mitigate the impact of climate and sustainability-related risks; (v) changes in customer behaviour and demand; (vi) appetite for new markets, credit appetite, concentration risk appetite, lending opportunities; (vii) developments in the available technology; (viii) the rollout of low carbon infrastructure; and (ix) the availability of accurate, verifiable, reliable, auditable, consistent and comparable data. These external factors and other uncertainties will make it challenging for NatWest Group to meet its climate ambitions and targets and there is a significant risk that all or some of these ambitions and targets will not be achieved or not achieved within the intended timescales.

NatWest Group’s ability to achieve its climate ambitions and targets depends to a significant extent on the timely implementation and integration of appropriate government policies. The UK Climate Change Committee (the ‘UK CCC’) 2024 Progress Report to the UK Parliament states that the UK is not on track to hit its legislated target to reduce emissions in 2030 by 68% compared to 1990 levels, and only a third of the emission reductions required to achieve the UK’s 2030 target are currently covered by credible plans, with action needed across all sectors of the economy. NatWest Group’s climate ambitions are unlikely to be achieved without timely and appropriate government policy and technology developments, as well as supplier, customer and societal response required to support the transition.

The UK CCC is expected to publish its Seventh Carbon Budget on 26 February 2025. NatWest Group expects this to take into account new UK policy initiatives announced by the UK government in November 2024 and NatWest Group plans to review its climate ambitions in the context of the of the UK’s Seventh Carbon Budget, once released.

Climate and sustainability matters are also becoming increasingly politicised and polarised.

Some of NatWest Group’s customers, investors or other stakeholders may decide not to do business with NatWest Group because, according to their own assessment, NatWest Group’s strategy, ambitions and targets related to climate and sustainability do not meet their expectations, either for lacking the necessary ambition or progress or for being perceived as overly concerned about sustainability.

Any delay or failure in putting into effect, making progress against or meeting NatWest Group’s climate-related ambitions, targets and plans may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

Accurate assessment and reporting of climate and sustainability-related impacts, risks, opportunities and other climate and sustainability-related matters, and related metrics depends on access to accurate, reliable, verifiable, auditable, consistent and comparable data from counterparties (including suppliers), customers, or other third parties. Data of adequate quality may not be generally available or, if available, may not be accurate, reliable, verifiable, auditable, consistent, or comparable. In the absence of other sources, reporting on climate and sustainability-related matters (including reporting on NatWest Group’s financed emissions) may be based on estimated or aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions that may not be accurate for a given counterparty (including supplier) or customer. There may also be data gaps and limitations that are addressed using estimates based on assumptions about matters that are inherently uncertain or proxy data, such as sectoral averages or use of emissions estimated by a third party, again developed in a variety of ways and in some cases not in a timely manner causing data to be potentially outdated at the time when they are used.

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

As a result, NatWest Group’s assessment of climate and sustainability impacts, risks, opportunities and other climate and sustainability-related matters is likely to evolve and its climate and sustainability-related disclosures may be amended, updated or restated in the future as the quality and completeness of NatWest Group’s data and methodologies continue to improve.

These data quality challenges, gaps and limitations may also have a material impact on NatWest Group’s ability to make effective business decisions about climate and sustainability-related impacts, risks, opportunities and other climate and sustainability-related matters, including risk management decisions, to comply with disclosure requirements and to monitor and report progress in meeting ambitions, targets and pathways all of which may have an adverse effect on NatWest Group.

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

NatWest Group Annual Report on Form 20-F 2024	303

Risk factors continued

The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques also largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties.

Accordingly, these risks and uncertainties coupled with significantly long timeframes make the outputs of climate-related risk modelling, climate-related targets (including emission reduction targets) and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Capabilities within NatWest Group to appropriately assess, model, report and manage climate and sustainability-related impacts and risks and the suitability of the assumptions required to model and manage climate and sustainability-related risks appropriately continue to mature and develop. Even when those capabilities are appropriately developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgements and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies or regulatory non-compliance.

Any of the above may have a material adverse effect on NatWest Group’s business, future results, financial condition, prospects, reputation and the price of its securities.

NatWest Group is becoming subject to more extensive, and sophisticated climate and other sustainability-related laws, regulation and oversight and there is an increasing risk of regulatory enforcement, investigation and litigation.

NatWest Group plc and its subsidiaries are increasingly becoming subject to more extensive, and sophisticated sustainability-related laws and regulations in the UK, EU and the US, including in relation to mandatory climate and other sustainability reporting and due diligence, climate transition plan, product labelling and combatting “greenwashing”.

Compliance with these complex, evolving and often diverging legal, regulatory and supervisory requirements and voluntary standards and initiatives is likely to require NatWest Group to implement significant changes to its business models, IT systems, products, governance, internal controls over financial and non-financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, result in higher capital requirements, and entail additional change risk and increased compliance, regulatory sanctions, conduct and litigation (including settlements) costs. A failure by NatWest Group or any of its subsidiaries to comply with these climate and sustainability-related legal, regulatory and supervisory requirements and standards and meet expectations of NatWest Group’s Value Chain in this respect may result in investigations and regulatory sanction each of which may have an adverse effect on NatWest Group and the successful implementation of NatWest Group’s strategy relating to climate and sustainability.

Certain non-UK subsidiaries of NatWest Group in the EU and elsewhere may also be subject to EU, national and other climate and sustainability laws and regulations which in some cases may differ. Divergence between UK, EU, US and other climate and sustainability-related legal, regulatory and supervisory requirements and their interpretation may increase the cost of doing business (including increased operating costs) and may result in regulatory non-compliance and litigation risk. Failure by NatWest Group to comply with these divergent legal, regulatory and supervisory requirements (if applicable to NatWest Group) may have an adverse effect on NatWest Group’s successful implementation of its strategy relating to climate change including when setting up its climate ambitions and targets and executing its transition plan and may result in NatWest Group and/or its subsidiaries not meeting investors’ expectations.

Increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, regulatory scrutiny, expose financial institutions, including NatWest Group, to face increasing litigation, conduct, enforcement and contract liability risks related to climate change, nature-related degradation, human rights violations and other social, governance and sustainability-related issues. Furthermore, regulatory and enforcement activity around climate and sustainability initiatives that promote more extensive sustainability-related requirements and those that impose divestment and other sanctions against financial institutions that implement climate and sustainability-related initiatives is becoming increasingly divergent and conflicting between jurisdictions, in particular in the United States.

Any failure of NatWest Group to develop and implement robust and effective governance, controls and procedures over climate and sustainability-related impact assessment, disclosure, reporting and other communications and sustainability-related claims (including in relation to NatWest Group’s products, services and strategy) and comply with them in line with applicable legal and regulatory requirements and expectations, may give rise to increased complaints, regulatory enforcement (including sanctions), investigation and litigation and may adversely affect NatWest Group’s regulatory compliance, investor base and reputation.

Furthermore, there is a risk that shareholders, campaign groups, customers and activist groups could seek to take legal action against NatWest Group for financing or contributing to actual or perceived harm to the environment or people, climate change, nature-related degradation and human rights violations, failure to implement or follow adequate governance procedures and for not supporting the principles of ‘just transition’ (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

Any of the above may have a material adverse effect on NatWest Group’s business, future results, financial condition, prospects, reputation and the price of its securities.

NatWest Group Annual Report on Form 20-F 2024	304

Additional information

Description of property and equipment

NatWest operates from a number of locations worldwide. At 31 December 2024, RBS plc, NWB plc and Ulster Bank had 70, 389 and 25 retail branches respectively. Additionally, there is a network of business banking offices across the UK. NatWest Group has major headquarter hubs in London and Edinburgh, operational sites in some regional areas across the UK and India, and data centres in Edinburgh and London. The majority of its property portfolio is owned or under leases with unexpired terms of over 50 years.

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

In May 2023, the company carried out an off-market purchase of 469 million of its ordinary shares from HMT. In May 2024 and November 2024, the company carried out off-market purchases of 392 million and 263 million, respectively, of its ordinary shares from HMT.

At 31 December 2024, HMT’s holding in the total voting rights of the company was 9.99%. The percentage was correct as at the date of notification on 12 December 2024.

Norges Bank has notified the company that it holds 3.01% of the total voting rights in the company, the percentage was correct as at the date of notification on 2 August 2024.

Blackrock, Inc. has notified the company that it holds 5.26% of the total voting rights in the company, the percentage was correct as at the date of notification on 31 May 2024.

Massachusetts Financial Services Company has notified the company that it holds 5.12% of the total voting rights in the company, the percentage was correct as at the date of notification on 6 March 2024.

The Capital Group Companies, Inc has notified the company that it holds 5.01% of the total voting rights in the company, the percentage was correct as at the date of notification on 19 November 2024.

Since 1 January 2018, the company has redeemed substantially all of the preference shares that were in issue (refer to Note 19 for further details). All shareholders within a class of the company’s shares have the same voting rights.

At the 2024 Annual General Meeting (AGM), shareholders renewed the authority for the company to make an off-market purchase of cumulative preference shares in the company. Shareholders will be asked to renew the authority at the AGM in 2025.

As at 31 December 2024 almost all of the company’s US$ denominated American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Buyback Programme (the 2023 Programme)

On 28 July 2023, the company announced a share buyback programme (the “2023 Programme”) of up to an aggregate market value equivalent of £500 million in ordinary shares in the company (“Ordinary Shares”). The 2023 Programme commenced on 31 July 2023 and completed on 22 March 2024.

NatWest Group Annual Report on Form 20-F 2024	305

Additional information continued

The 2023 Programme, the purpose of which was to reduce the capital of the company, was conducted within the limitations of the authority granted by the company’s shareholders to the Board at the company’s Annual General Meeting, held on 25 April 2023. The maximum number of Ordinary Shares that the company was authorized to repurchase under the 2023 Programme was 919,858,922. This number reflects the impact on the 2023 Authority of the reduction in the issued share capital of the company as a result of the off-market buyback on 22 May 2023 by the Company of 469m Ordinary Shares from HM Treasury (the “2023 Off-Market Buyback”).

The company entered into non-discretionary instructions with UBS AG, London Branch to conduct the 2023 Programme on its behalf and to make trading decisions under the 2023 Programme independently of the company.

The company cancelled the Ordinary Shares it repurchased under the 2023 Programme.

The Buyback Programme (the 2024 Programme)

On 16 February 2024, the company announced a share buyback programme (“the 2024 Programme”) of up to an aggregate market value equivalent of £300 million in Ordinary Shares. The 2024 Programme commenced on 19 February 2024 and ended on 24 July 2024.

The 2024 Programme, the purpose of which was to reduce the issued share capital of the company, took place within the limitations of the authority granted by the company’s shareholders to the Board at the company’s Annual General Meeting, held on 25 April 2023 (the “2023 Authority”). The maximum number of Ordinary Shares that the company was authorized to repurchase under the 2024 Programme was 696,743,990. This number reflects the impact on the 2023 Authority of the reduction in the issued share capital of the company as a result of the 2023 Off-Market Buyback. It is further reduced by the number of shares purchased by the Company under the 2023 Programme..

The company entered into non-discretionary instructions with UBS AG, London Branch to conduct the 2024 Programme on its behalf and to make trading decisions under the Programme independently of the company.

The company cancelled the Ordinary Shares it repurchased under the 2024 Programme.

Issuer Purchases of Equity Securities
			Total number of shares purchased	Maximum value of shares that may
		Average price paid per	as part of publicly announced	yet be purchased under the plans
Period	Total number of shares purchased	share in £	programmes(2)	or programmes in £ million
January 2024(3)	36,380,674	2.139862	36,380,674	76
February 2024(3)	27,777,823	2.144077	27,777,823	17
February 2024(4)	509,227	2.282988	509,227	299
March 2024(3)	4,645,692	2.430576	4,645,692	5
March 2024(4)	30,871,821	2.414997	30,871,821	224
April 2024(4)	17,870,966	2.763974	17,870,966	175
May 2024(4)	20,164,660	3.137569	20,164,660	112
June 2024(4)	21,439,190	3.116107	21,439,190	45
July 2024(4)	13,629,151	3.287978	13,629,151	0
Total	173,289,204		173,289,204

(1)	The table excludes purchases by the Company or its affiliates for market-making in Ordinary Shares.
(2)	The table excludes (the off-market purchases by the Company of 392,448,233 Ordinary Shares from HM Treasury on 31 May 2024 and 262,605,042 Ordinary Shares from HM Treasury on 11 November 2024.
(3)	Purchases made pursuant to the 2023 Programme.
(4)	Purchases made pursuant to the 2024 Programme.

NatWest Group Annual Report on Form 20-F 2024	306

Additional information continued

Our Code of conduct

NatWest Group has a code of conduct (Our Code) which sets out the behaviours that are expected when employees are living our values in their everyday work. It ensures that we live by our purpose, values and behaviours and do the right thing for our colleagues, customers, suppliers, communities and shareholders. Our Code is supplemented by a number key tools and policies, which inform how we do things. They outline the expectations of the Bank, customers and regulators, and processes and procedures that must be followed. The key policies and guidance include, among others, Anti Bullying and Harassment, Competition, Complaints Management, Customers in Vulnerable Situations, Data Ethics, Financial Crime , Conflicts of Interest, Inside Information and Personal Account Dealing, Market Abuse and Inside Information, Privacy and Client Confidentiality and Security. By following our policies, NatWest Group’s approach to risk management is consistent and will keep it and its customers safe and secure. There are local country policies which align to country laws and regulations. Our Code applies to permanent colleagues, contractors, agency or temporary workers. Our Code is available to view on NatWest Group’s website at natwestgroup.com.

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

Transactions involving Iranian Government owned entities

During 2024, affiliates of NatWest Group did not knowingly facilitate any payments remitted by, or on behalf of, an Iranian Government owned entity.

NatWest Group has a restrictive risk appetite in relation to transactions involving Iran and will only engage in certain transactions that are in compliance with applicable sanctions laws and within NatWest Group’s risk appetite.

NatWest Group maintain one account for an Iranian Government entity located in the United Kingdom. The purpose of the account is to facilitate UK domestic transactions only for employees’ salaries and operating costs such as UK taxes and utilities. No commercial activity is processed through the account and any revenue or profit generated is negligible. NatWest Group intends to continue servicing this account but will not offer any additional products or services to the Iranian Government.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of NatWest Group hold three legacy guarantees entered into between 1984 and 1998, which support arrangements lawfully entered into by affiliates of NatWest Group customers with Iranian counterparties. These legacy guarantees are in favour of Iranian Government owned financial institutions. Any revenue or profit generated by these guarantees is negligible. These guarantees will remain on NatWest Group’s books until we are released from our obligations, in compliance with applicable sanctions regimes. NatWest Group does not intend to offer any additional products or services to Iranian counterparties.

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in Section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.

During 2024, no transactions that meet these criteria have been facilitated by NatWest Group.

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

NatWest Group Annual Report on Form 20-F 2024	307

Additional information continued

As at 31 December 2024, 15 companies in NatWest Group, spanning a range of financial services sectors, including banking and investment business, were authorised to conduct financial activities in the UK. The material UK authorised banks in NatWest Group are The Royal Bank of Scotland plc (RBS plc), National Westminster Bank Plc (NWB Plc), NatWest Markets Plc (NWM Plc) and Coutts & Company. Wholesale activities, other than Treasury activities, are concentrated in NatWest Markets Plc. Retail banking activities in England, Scotland and Wales are managed by the Retail Banking, Commercial & Institutional Banking and Wealth businesses of RBS plc, NWB Plc and Coutts & Company.

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

United States

NatWest Group conducts business in the US through its investment bank, NWM Plc. NWM Plc’s regulated entities in the US are its broker-dealer affiliate, NatWest Markets Securities Inc. (NWMSI); NWMSI’s Futures Commission Merchant (FCM); NWM Plc’s non-FCM clearing member; NWM Plc’s non-US-based Swap Dealer; and NWM Plc’s Connecticut Representative Office. NWM Plc is subject to the supervision of the Board of Governors of the Federal Reserve System (Federal Reserve) due to an outstanding enforcement action brought against NatWest Group by the Federal Reserve, namely the 2015 FX Cease and Desist Consent Order.

In addition, NWMSI is a Primary Dealer of the Federal Reserve Board of New York (FRB-NY) and, as such, is subject to certain rules and expectations of the Federal Reserve Board of New York.

NWMSI is subject to the regulations of a number of US securities regulators, mainly the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), Depository Trust & Clearing Corporation (DTCC), and various state regulators. NWMSI’s FCM is mainly subject to the regulations of the Commodity Futures Trading Commission (CFTC), National Futures Association (NFA) and the Chicago Mercantile Exchange Group (CME).

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

From 1 January 2024 our 5 EU institutions (RBSH N.V, NWM N.V, RBSI DS, NWBE and UBIDAC) came under the formal supervision of the ECB. These entities are subject to proportionate supervision by the ECB, with RBSH N.V. considered as a “true Significant Institution”.

NatWest Group Annual Report on Form 20-F 2024	308

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

Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time. The price to be paid for each ordinary share is required to be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

Previously, the aggregate number of ordinary shares that the company could purchase from HM Treasury under the Directed Buyback Contract could not exceed 4.99% of the company’s issued share capital and the aggregate consideration to be paid could not exceed 4.99% of the company’s market capitalisation. The new UK Listing Rules which came into force on 29 July 2024 removed the previous 5% threshold for aggregated Related Party Transactions (RPTs) in any 12-month period (beyond which separate shareholder approval would be required). The company’s AGM in April 2024 approved increasing the buyback authority to a maximum of 15% of the company’s issued share capital in any 12-month period.

The AGM also approved amending the Directed Buyback Contract accordingly and an amended and restated Directed Buyback Contract was entered into on 7 May 2024.

To date, the company has made five separate off-market purchases under the Directed Buyback Contract. One purchase took place in 2021, the second purchase took place in 2022, the third purchase took place in 2023 and two further purchases took place in 2024.

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

NatWest Group Annual Report on Form 20-F 2024	309

Material contracts continued

On 22 May 2023, the company announced an off-market purchase of 469,200,081 ordinary shares for a total consideration of £1,259,333,017. The purchased ordinary shares represented 4.95% of the company's issued ordinary share capital at the time (excluding treasury shares).

On 31 May 2024, the company announced an off-market purchase of 392,448,233 ordinary shares for a total consideration of £1,240,921,313. The purchased ordinary shares represented 4.50% of the company's issued ordinary share capital at the time (excluding treasury shares).

On 11 November 2024, the company announced an off-market purchase of 262,605,042 ordinary shares for a total consideration of £1,000,000,000. The purchased ordinary shares represented 3.16% of the company's issued ordinary share capital at the time (excluding treasury shares).

Memorandum of Understanding Relating to The Royal Bank of Scotland Group Pension Fund

On 16 April 2018 the company entered into a Memorandum of Understanding (MOU) with the trustee of The Royal Bank of Scotland Group Pension Fund (the Group Fund), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018).

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

Framework Agreement Relating to the NatWest Group Pension Fund

On 28 September 2018, National Westminster Bank plc (NWB Plc) entered into a framework agreement (the Framework Agreement) with, among others, the trustee (Trustee) of the NatWest Group Pension Fund (the Group Fund). Amongst others, the Framework Agreement set out the funding contributions required to be made by NatWest Group to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to NatWest Group shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £471 million before tax). Pursuant to funding requirements in the Framework Agreement, NatWest Group made contributions to the Main Section of the Group Fund in an aggregate amount of £500 million in 2021 and £500 million in 2022.

On 6 February 2023, NWB Plc and the Trustee entered into an amendment to the Framework Agreement, a supplemental framework agreement and a revised Schedule of Contributions to, among others, restructure the requirement to make a distribution-linked contribution to the Main Section of the Group Fund of up to £500 million (before tax) in 2023. In place of this requirement, NWB Plc and the Trustee agreed to establish a bankruptcy remote reservoir trust to hold assets with a value equivalent to £471 million under the continuing control of NWB Plc. These assets would become transferrable to the Main Section of the Group Fund in the event that specified payment triggers, reflecting a funding requirement, were met in two consecutive financial years. The bankruptcy remote reservoir trust arrangement was given effect through NWB Plc and the Trustee, among others, entering into a suite of related agreements in May 2023. These documents include a Reservoir Trust Deed, a Payment Triggers Agreement and a Security Agreement. Together, they establish the reservoir trust and set out the circumstances under which assets are payable to the Group Fund or NWB Plc.

Insider trading policy

NatWest Group maintains insider trading policies and procedures governing the purchase, sale, and/or other dispositions of NatWest Group securities by directors, officers, and employees, that NatWest Group believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as the exchange listing standards applicable to NatWest Group. A copy of our insider trading policy is filed as exhibit 11.1 to our annual report on Form 20-F.

NatWest Group Annual Report on Form 20-F 2024	310

Shareholder information

Financial calendar

Dividends

Payment dates
Cumulative preference shares	30 May and 31 December 2025

Ordinary shares (2024 final)	28 April 2025

Ex dividend date
Cumulative preference shares	1 May and 27 November 2025

Ordinary shares (2024 final)	13 March 2025

Record date
Cumulative preference shares	2 May and 28 November 2025

Ordinary shares (2024 final)	14 March 2025

Annual General Meeting	23 April 2025

Interim results	25 July 2025

NatWest Group Annual Report on Form 20-F 2024	311

Shareholder information continued

Shareholder enquiries

Manage your shareholding online

Log into Investor Centre at investor.centre.co.uk and:

–	choose to go paperless
–	have dividends paid straight into your bank account
–	view any outstanding payments
–	view shareholdings
–	change address details.

You can also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC

The Pavilions

Bridgewater Road

Bristol BS99 6ZZ

Telephone: +44 (0)370 702 0135

Website: www-uk.computershare.com/investor/

Copies of the Annual Report on Form 20-F

You can download copies from our website at natwestgroup.com. An accessible version will also be available on the website.

Contact the Registrar on the number above if you need a hard copy.

ShareGift

ShareGift is a free charity donation service operated by The Orr Mackintosh Foundation. If you would like to donate shares to charity, contact ShareGift at:

ShareGift, The Orr Mackintosh Foundation (registered charity 1052686)

6th Floor, London Wall Place

London

EC2Y 5AU

Telephone: +44 (0)20 7930 3737

Website: www.sharegift.org

American Deposit Receipts (ADRs)

Our ordinary shares are traded on the New York Stock Exchange via an ADR facility. ADRs are quoted and traded in US dollars in the US securities market and the dividends are paid to investors in US dollars. Bank of New York Mellon are the depository bank for our ADR programme and their contact details can be found below:

Email: shrrelations@cpushareownerservices.com,

Tel: Toll free in USA +1888 269 2377

International calls +1 201 680 6825

Share price information

Details of our latest and historic share prices can be found on our website at natwestgroup.com

NatWest Group Annual Report on Form 20-F 2024	312

Shareholder information continued

Shareholder security

Shareholders should be wary of cold callers offering to the chance to buy or sell shares, often with the promise of returns that sound too good to be true. Fraudsters use sophisticated and persuasive tactics to pressure shareholders into high-risk investments or scams.

Check the Financial Conduct Authority’s (FCA) register at www.fca.org.uk to make sure that the company contacting you is authorised. Don’t give any personal details to any caller unless you’re certain that they are genuine. It is unlikely that companies authorised by the FCA will contact you unexpectedly. We strongly recommend that you seek independent professional advice from an FCA authorised adviser before making any investment.

Report a scam

If you think that you have been approached by fraudsters, or have any concerns about a potential scam, contact the FCA’s Consumer Helpline on 0800 111 6768 or use their Share Fraud Reporting Form which can be found on their website at www.fca.org.uk/scams. You can also contact Action Fraud on 0300 123 2040 or visit www.actionfraud.org.uk

Analysis of ordinary shareholders

		Number
At 31 December 2024	Shareholdings	of shares	%
Individuals	151,277	137,040,634	1.65
Banks and nominee companies	1,831	7,398,454,008	88.81
Other corporate bodies	65	766,879,386	9.20
Other companies	375	25,087,143	0.30
Insurance companies	2	2,136	—
Investment trusts	40	3,592,731	0.04
Pension trusts	16	33,320	—
Scottish trusts	192	55,517	—
	153,798	8,331,144,875	100.00
Range of shareholdings:
1 - 1,000	134,242	31,491,282	0.38
1,001 - 10,000	17,654	39,879,798	0.48
10,001 - 100,000	870	28,429,138	0.34
100,001 - 1,000,000	573	219,658,435	2.64
1,000,001 - 10,000,000	349	1,144,371,280	13.74
10,000,001 and over	110	6,867,314,942	82.42
	153,798	8,331,144,875	100.00

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

Following a sub-division and one-for-ten consolidation of NatWest Group’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2024, 110,799,614 ADSs were outstanding.

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

NatWest Group Annual Report on Form 20-F 2024	313

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

Dividend history

Preference dividends

	2024	2024	2023	2022	2021	2020
Amount per share	$	£	£	£	£	£
Non-cumulative preference shares of US$0.01-Series U (1)	—	—	—	—	1,835	2,602

(1)	Classified as equity. The preference shares were redeemed on 31 March 2022.

Ordinary dividends

In 2024 NatWest Group paid an interim dividend of £498 million, or 6 pence per ordinary share (2023 - £491 million, or 5.5 pence per ordinary share). In addition, the company has announced that the directors have recommended a final dividend of £1.2 billion, or 15.5 pence per ordinary share (2023 - £1.0 billion, or 11.5 pence per ordinary share) subject to shareholders’ approval at the Annual General Meeting on 23 April 2025.

If approved, payment will be made on 28 April 2025 to shareholders on the register at the close of business on 14 March 2025. The ex-dividend date will be 13 March 2025.

Taxation of US Holders

The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of ordinary shares or ADSs representing ordinary shares by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares or ADSs (a “US Holder”). This summary assumes that a US Holder is holding ordinary shares or ADSs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares or ADSs are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address all of the tax consequences that may be relevant to a US Holder in light of its particular circumstances, including any minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities that use a mark-to-market method of tax accounting, persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, persons required for US federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”), entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the stock of the company by vote or value.

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

Except as described in “Passive Foreign Investment Company (PFIC) considerations” below, the following discussion assumes that the company has not been a passive foreign investment company for any taxable year.

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

NatWest Group Annual Report on Form 20-F 2024	314

Shareholder information continued

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

NatWest Group Annual Report on Form 20-F 2024	315

Shareholder information continued

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) is attributable to assets that produce passive income or are held for the production of passive income. Although interest income is generally passive income, a special rule (in proposed Treasury regulations that taxpayers can rely on pending finalization) allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company does not believe that it was a PFIC for its 2024 taxable year. The company’s possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares or ADSs. In addition, no assurance can be given that the proposed Treasury regulations will be finalized in their current form.

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

NatWest Group Annual Report on Form 20-F 2024	316

Shareholder information continued

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

NatWest Group Annual Report on Form 20-F 2024	317

Shareholder information continued

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

NatWest Group Annual Report on Form 20-F 2024	318

Shareholder information continued

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

NatWest Group Annual Report on Form 20-F 2024	319

Shareholder information continued

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

Documents on display

Documents concerning the company may be inspected at 36 St Andrew Square, Edinburgh, EH2 2YB.

Executive directors’ service contracts and copies of directors’ indemnities granted by the company in terms of section 236 of the Companies Act 2006 may be inspected at the company’s office at Gogarburn, Edinburgh, EH12 1HQ.

NatWest Group Annual Report on Form 20-F 2024	320

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

Important addresses

Shareholder enquiries Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road Bristol BS99 6ZZ

Telephone: +44 (0)370 702 0135

Facsimile: +44 (0)370 703 6009

Website: www-uk.computershare.com/investor

ADR Depositary Bank

BNY Mellon Shareowner Services

PO Box 505000

Louisville, KY 40233-5000

Direct Mailing for overnight packages:

BNY Mellon Shareowner Services

462 South 4th Street

Suite 1600

Louisville KY 40202

Telephone: 1-888-269-2377 (US callers – toll free)

Telephone: +1 201 680 6825 (International)

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Corporate Governance

NatWest Group plc

PO Box 1000

Gogarburn Edinburgh EH12 1HQ

Investor Relations

250 Bishopsgate London EC2M 4AA

Email: investor.relations@natwest.com

Registered office

36 St Andrew Square

Edinburgh EH2 2YB

Registered in Scotland No. SC45551

Website

natwestgroup.com

NatWest Group Annual Report on Form 20-F 2024	321

Shareholder information continued

Principal offices

NatWest Group plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

National Westminster Bank Plc

250 Bishopsgate, London, EC2M 4AA, England

The Royal Bank of Scotland plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

Coutts & Company

440 Strand, London WC2R 0QS, England

NatWest Markets Plc

250 Bishopsgate, London

EC2M 4AA, England

NatWest Markets N.V.

Claude Debussylaan, 94

Amsterdam, 1082 MD

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street

St Helier, JE4 8PJ

NatWest Group Annual Report on Form 20-F 2024	322

Exhibit Index

1.1

Memorandum and Articles of Association of NatWest Group plc (previously filed and incorporated by reference to Exhibit 1.1 to the Group’s Annual Report on Form 20 - F for the fiscal year ended 31 December 2022 (file No. 1 - 10306))

2.1

Form of Amended and Restated Deposit Agreement among NatWest Group plc, The Bank of New York and all owners and holders from time to time of American Depositary Shares issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F - 6 filed on October 6, 2020, Registration No. 333 - 144756)

2.2

Form of Deposit Agreement among NatWest Group plc, The Bank of New York and all holders from time to time of American Depositary Receipts issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F - 6 filed on August 26, 2005, Registration No. 333 - 127687)

2.3

NatWest Group plc is not party to any single instrument relating to long - term debt pursuant to which a total amount of securities exceeding 10% of the Group's total assets (on a consolidated basis) is authorized to be issued. NatWest Group plc hereby agrees to furnish to the Securities and Exchange Commission (the " Commission"), upon its request, a copy of any instrument defining the rights of holders of its long - term debt or the rights of holders of the long - term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission

2.4	Description of Securities Registered under Section 12 of the Exchange Act
4.1

Service agreement for Paul Thwaite, Group Chief Executive, dated 15 August 2023 (previously filed and incorporated by reference to Exhibit 4.1 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2023 (file No. 1 - 10306))

4.2

Service Agreement for Katie Murray, Chief Financial Officer, dated 1 February 2019 (previously filed and incorporated by reference to Exhibit 4.2 to the Group’s Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.3

Letter of Appointment for Frank Dangeard, Non - Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.5 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.4

Letter of Appointment for Mark Seligman, Non - Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.6 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.5

Letter of Appointment for Dr. Lena Wilson, Non - Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.7 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.6

Letter of Appointment for Patrick Flynn, Non - Executive Director, dated 26 April 2018 (previously filed and incorporated by reference to Exhibit 4.8 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.7

Letter of Appointment for Yasmin Jetha, Non - Executive Director, dated 30 March 2020 (previously filed and incorporated by reference to Exhibit 4.14 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2020 (file No. 1 - 10306))

4.8

Letter of Appointment for Roisin Donnelly, Non - Executive Director, dated 30 September 2022 (previously filed and incorporated by reference to Exhibit 4.12 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2022 (file No. 1 - 10306))

4.9

Letter of Appointment for Stuart Lewis, Non - Executive Director, dated 13 December 2022 (previously filed and incorporated by reference to Exhibit 4.11 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2023 (file No. 1 - 10306))

4.10	Letter of Appointment for Richard Neil Haythornthwaite, Chair and Non - Executive Director, dated 8 January 2024
4.11	Letter of Appointment for Geeta Gopalan, Non - Executive Director, dated 11 June 2024
4.12	Letter of Appointment for Gill Whitehead, Non - Executive Director, dated 13 December 2024
4.13

Standard Terms of Appointment for Non - Executive Directors (previously filed and incorporated by reference to Exhibit 4.13 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2022 (file No. 1 - 10306))

4.14

Form of Deed of Indemnity for Directors (previously filed and incorporated by reference to Exhibit 4.16 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2020 (file No. 1 - 10306))

4.15

Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated 26 January 2016 (previously filed and incorporated by reference to Exhibit 4.6 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2015 (File No. 1 - 10306))

4.16

Framework Agreement dated 28 September 2018 relating to the Royal Bank of Scotland Group Pension Fund (previously filed and incorporated by reference to Exhibit 4.16 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.16(2)

Acquisition and contingent capital agreement dated 26 November 2009 among NatWest Group plc and The Commissioners of Her Majesty's Treasury (previously filed and incorporated by reference to Exhibit 4.17 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2022 (file No. 1 - 10306))

4
NatWest Group Annual Report on Form 20-F 2024	323

4.17(2)

State Aid Cost Reimbursement Deed dated 26 November 2009 among The Commissioners of Her Majesty's Treasury and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.18 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2022 (file No. 1 - 10306))

4.18(1)

Framework and State Aid Deed dated 25 April 2018, among The Commissioners of Her Majesty's Treasury, Banking Competition Remedies Limited and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.19 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.19(1)

Trust Deed dated 25 April 2018, between the Banking Competition Remedies Limited and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.20 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.20(1)

Deed of Indemnity dated 25 April 2018, between The Commissioners of Her Majesty's Treasury and NatWest Group plc (previously filed and incorporated by reference to Exhibit 4.21 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.21

Relationship Agreement, dated 7 November 2014 among Her Majesty's Treasury and NatWest Group plc (Previously filed and incorporated by reference to Exhibit 4.12 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2014 (File No. 1 - 10306))

4.22

Share Purchase Deed dated 7 February 2019 between NatWest Group plc and The Commissioners of Her Majesty's Treasury (previously filed and incorporated by reference to Exhibit 4.23 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2018 (file No. 1 - 10306))

4.23(2)	Deed of Amendment to the Share Purchase Deed dated 7 May 2024 between NatWest Group plc and The Commissioners of Her Majesty's Treasury
4.24

Trust Deed dated 5 May 2023 among The Law Debenture Trust Corporation Plc, NatWest RT Holdings Limited, NatWest Pension Trustee Limited and National Westminster Bank Plc (previously filed and incorporated by reference to Exhibit 4.23 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2023 (file No. 1 - 10306))

4.25

Payment Triggers Agreement dated 5 May 2023 among National Westminster Bank Plc, NatWest Pension Trustee Limited and NatWest RT Holdings Limited (previously filed and incorporated by reference to Exhibit 4.24 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2023 (file No. 1 - 10306))

4.26

Security Agreement dated 5 May 2023 between NatWest RT Holdings Limited and NatWest Pension Trustee Limited (previously filed and incorporated by reference to Exhibit 4.25 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2023 (file No. 1 - 10306))

4.27(2)

Framework Agreement dated 6 February 2023 between National Westminster Bank Plc and NatWest Pension Trustee Limited (previously filed and incorporated by reference to Exhibit 4.24 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2022 (file No. 1 - 10306))

4.28

Deed of Amendment to the 28 September 2018 Framework Agreement dated 6 February 2023 between National Westminster Bank Plc and NatWest Pension Trustee Limited (previously filed and incorporated by reference to Exhibit 4.25 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2022 (file No. 1 - 10306))

8.1	Principal subsidiaries of NatWest Group plc
11.1	Insider Trading Policy
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm (Ernst & Young LLP)
15.2	Annual Report and Form 20 - F Information
97

Malus Clawback Policy Guideline (previously filed and incorporated by reference to Exhibit 4.28 to the Group's Annual Report on Form 20 - F for the fiscal year ended 31 December 2023 (file No. 1 - 10306))

101 INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101. LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

Note:

(1)	Confidential treatment has been granted.
(2)	Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Registrant customarily and actually treats as private or confidential.

NatWest Group Annual Report on Form 20-F 2024	324

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NatWest Group plc

Registrant

/s/ Katie Murray

Katie Murray

Group Chief Financial Officer

21 February 2025

NatWest Group Annual Report on Form 20-F 2024	325